Form 20-F
period 1998-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 1999-03-23
CIK 313216

 -------------------------------------------------------------------------------

     As filed with the Securities and Exchange Commission on March 23, 1999

 -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 20-F
(Mark one)
[   ]            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[ x ]             ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[   ]          TRANSITION REPORT PURSUANT TO SECTIONS 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                         Commission file number 2-20193

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
               (Exact name of Registrant as specified in charter)

                                 The Netherlands
                 (Jurisdiction of incorporation or organization)

        Rembrandt Tower Amstelplein 1, 1096 HA Amsterdam, The Netherlands
                     (Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class                    Name of each exchange on which registered

Common shares - par value Dutch guilders                 New York Stock Exchange
(NLG) 10 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

                   Securities for which there is a reporting
                obligation pursuant to Section 15(d) of the Act:
          Common Shares - par value Dutch guilders (NLG) 10 per share

                                (Title of class)

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
Class                                           Outstanding at December 31, 1998
Koninklijke Philips Electronics N.V.
Priority Shares par value        NLG     5,000 per share               10 shares
Common Shares par value          NLG        10 per share      368,494,824 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

              Yes _ X _                         No ____

Indicate by check mark which financial statement item the registrant has elected to follow.

              Item 17 __                        Item 18  _ X _

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                            Donald C. Walkovik, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            NEW YORK, NEW YORK 10004
--------------------------------------------------------------------------------


       TABLE OF CONTENTS
                                                                                                                             Page

            EXCHANGE RATES/INTRODUCTION                                                                                         3

       Item

         1. DESCRIPTION OF BUSINESS                                                                                             4

         2. DESCRIPTION OF PROPERTY                                                                                            12

         3. LEGAL PROCEEDINGS                                                                                                  12

         4. CONTROL OF REGISTRANT                                                                                              12

         5. NATURE OF TRADING MARKET                                                                                           12

         6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
            HOLDERS                                                                                                            13

         7. TAXATION                                                                                                           13

         8. SELECTED CONSOLIDATED FINANCIAL DATA                                                                               15

         9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
            RESULTS OF OPERATIONS                                                                                              19

        9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS                                                        19

        10. DIRECTORS AND OFFICERS OF REGISTRANT                                                                               19

        11. COMPENSATION OF DIRECTORS AND OFFICERS                                                                             19

        12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES                                                     20

        13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS                                                                     21

        14. DESCRIPTION OF SECURITIES TO BE REGISTERED                                                                         21

        15. DEFAULTS UPON SENIOR SECURITIES                                                                                    21

        16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
            SECURITIES                                                                                                         21

        18. FINANCIAL STATEMENTS                                                                                               21

        19. FINANCIAL STATEMENTS AND EXHIBITS                                                                                  21




       EXCHANGE RATES

                  In this report amounts are expressed in Dutch guilders ("guilders" or "NLG") or in US dollars ("dollars", "US $" or "$").

                  Unless otherwise stated, for the convenience of the reader the translations of guilders into dollars appearing in this report have been made at the balance sheet rate on December 31, 1998 (US $ 1 = NLG 1.89). This rate is not materially different from the Noon Buying Rate in New York City for cable transfers in foreign currencies as testified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on such date (US $ 1 = NLG 1.8770).

                  The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into Dutch guilders based on the Noon Buying Rate:

       Calendar period                    Period End             Average (1)        High                 Low
       ---------------------------------------------------------------------------------------------------------
                                                                 (NLG per US $ 1)
                               ---------------------------------------------------------------------------------
       1994                                 1.7344              1.8184              1.9720               1.6675
       1995                                 1.6025              1.6064              1.7475               1.5260
       1996                                 1.7271              1.6823              1.7560               1.6075
       1997                                 2.0278              1.9585              2.1177               1.7300
       1998                                 1.8770              1.9825              2.0890               1.8142
       1999 (through March 18)              2.0052              1.9706              2.0359               1.8657


       (1) The average of the Noon Buying Rates on the last day of each month during the period.

       See also Item 8: "Selected Consolidated Financial Data".

                  Philips publishes its financial statements in guilders while a substantial portion of its assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.

       INTRODUCTION

                  In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. In particular, among other statements, certain statements in Item 1 "Description of Business" with regard to management objectives, market trends, market standing, product volumes and business risks, the statements in Item 3 "Legal Proceedings", the statements in Item 9 "Management's Discussions and Analysis of Financial Condition and Results of Operations" with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates, matters relating to year 2000 issues and matters relating to the introduction of the euro and Item 9A "Quantitative and Qualitative Disclosures about Market Risks" are forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors in addition to those matters set forth in the context of the forward looking statements that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange rates and interest rates, changes in tax rates and future business combinations, acquisitions or dispositions, and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

                  Specific   portions   of  Philips'   Annual   Report  1998  to
       Shareholders are incorporated by reference in this report on Form 20-F to the extent noted herein.

       ITEM 1 DESCRIPTION OF BUSINESS

       THE STRUCTURE OF THE PHILIPS GROUP

                 The following information is important for understanding the structure of the Philips group ("Philips" or the "Group").
                 Koninklijke Philips Electronics N.V. (the "Company" or "Royal Philips Electronics") is the parent company of Philips. Its shares are listed on the Amsterdam Stock Exchange, the New York Stock Stock Exchange, the London Stock Exchange and on several other stock exchanges. The management of the Company is entrusted to the Board of Management under the supervision of the Supervisory Board. The Group Management Committee, consisting of the members of the Board of Management, certain chairmen of product divisions and certain key officers, is the highest consultative body to ensure that business issues and practices are shared across Philips and to define and implement common policies. Members of the Board of Management and the Supervisory Board are appointed by the Annual General Meeting of Shareholders on the recommendation of the Supervisory Board and the Meeting of Priority Shareholders. See Item 4:
       "Control of Registrant". The other members of the Group Management Committee are appointed by the Supervisory Board. The general management of Philips' worldwide operations has been historically centered in Eindhoven, the Netherlands. However, in the first half of 1998 part of the Board of Management moved to Amsterdam, the Netherlands. The activities of the Philips group are organized in product divisions which are responsible for the worldwide business policy. Philips has manufacturing and sales organizations in over 60 countries. Products, systems and services are delivered in the fields of lighting, consumer electronics, domestic appliances and personal care, components, semiconductors, medical systems, business electronics and information technology.

       BUSINESS OF PHILIPS

                 Since it started its activities in 1891, Philips has grown from a small incandescent lamp factory to a widely diversified multinational group of companies, engaged primarily in the manufacture and distribution of electronic and electrical products, systems and equipment, as well as, information technology services.
                 Philips is engaged in a fundamental review of its portfolio of businesses, which started in the course of 1996. At present, rather than acquiring businesses in new areas, Philips is focusing on the strengthening of its existing core activities, including through the use of selected acquisitions, and the disposal of activities that are under-performing and not essential from a strategic viewpoint. A few examples are the sale of Philips' 75% equity interest in PolyGram N.V., the disposition of Philips' conventional (non-ceramic) Passive Components business group, the sale of Philips Car Systems the reduction of Philips' involvement in the German consumer electronics company Grundig AG, the streamlining of Philips' media portfolio, the divestiture of the data communication activities (for a further description see "Product Sectors and Principal Products").
                  In the course of 1996, Philips undertook a major review of its governance model, i.e. the organizational systems, procedures and structure by which the Group is managed. This review started at the corporate headquarters where the corporate staff has been refocused on a limited number of corporate functions and core processes, whereas the corporate services have been refocused on a few shared activities. As part of the new governance model a new set of performance processes, such as a rigorously applied budgeting system and monthly performance review, were developed. In the course of 1997, the new governance model was introduced at the level of businesses, product divisions, regions and countries. The key part of this model was to streamline corporate departments and decentralize decision-making.
                  In addition to streamlining its portfolio of businesses and management, Philips engaged in a comprehensive review of its strategy and portfolio, involving the field of high-volume electronics - televisions, audio systems, telephones and PCs and PC-related equipment. Philips has decided to focus on high-volume electronics because the businesses in this field are strongly interrelated through brand, technologies, manufacturing and sales channels and already generate one third of Philips' total sales. That is why, as of January 1, 1998, Philips has grouped together the relevant operations of Sound & Vision, Philips Consumer Communications and Business Electronics into a single Consumer Electronics organization, and created a new Business Electronics division to coordinate business and professional applications. Given that the technologies of TV, audio, telecommunications and computing are increasingly converging, these combinations are appropriate. It is expected that they will capitalize on the strength of the Philips brand and make new business generation easier, market intelligence more coordinated and time-to-market shorter.
                  With this new strategy, Philips is changing the way it thinks about products. Traditionally, the Company has tended to think in terms of the technological expertise it possesses and how it can apply that expertise. Now it is thinking about products in terms of where and how they are used. Accordingly, the new Consumer Electronics organization will be concentrating on developing video and audio entertainment and telecommunications products for two domains of everyday life, Home and Away. Home will center on the TV, with the addition of exciting new functions. Away will cover mobile communications, entertainment and computing.

                  Besides high-volume electronics, there are other very important building blocks that make up the Company. The Semiconductors and Components divisions play a crucial role, both as internal suppliers and through their leading positions on the external market. The capital expenditures required in this field place considerable demands on management in terms of ensuring adequate returns by means of flexible and cost-effective operations. See "Recent developments" below.
                  The other building blocks include the Lighting division, a world leader with relatively consistent returns and cash flow in which Philips will continue to invest, Medical Systems and Domestic Appliances and Personal Care. The Company wants to extend Medical Systems' business scope with new diagnostic modalities and clinical solutions and services. In the case of Domestic Appliances and Personal Care, Philips wishes to see this division grow in the personal care field by offering new functionalities and an enhanced emotional appeal to the consumer.
                  In the area of information technology services, Philips will continue to build Origin while monitoring closely the added value and rate of return offered by this business.
                  Aggressive and able competition is encountered wordwide in virtually all of Philips' business activities. Competitors range from some of the world's largest companies offering a full range of products to small firms specializing in certain segments of the market. In many instances, the competitive climate is characterized by rapidly changing technology that requires continuing research and development commitments and by capital-intensive needs to meet customer requirements. Also, the competitive landscape is changing as a result of increased alliances between competitors.

           Recent developments

                  Philips announced on March 4, 1999 that it had commenced a cash offer to acquire all of the outstanding common shares of VLSI Technology, Inc. in the USA at a price of US $ 17 per share, totaling an amount of approximately US $ 777 million.

       Product Sectors and Principal Products

                  In 1998, Philips changed its product sector reporting to comply with the new requirements of Statement of Financial Accounting Standard No. 131, issued by the Financial Accounting Standards Board of the United States. As a consequence, the related activities are grouped together into seven product sectors based on similar markets and the use of similar technologies. The product sectors are as follows: Lighting, Consumer Products, Components, Semiconductors, Professional, Origin and Miscellaneous.
                  For a description of the changes, and data related to aggregate sales, segment revenues and income from operations, see Note 26: "Information relating to product sectors and geographic areas" on pages 119 through 127 of the 1998 Annual Report incorporated herein by reference. For a discussion of revenues and income from operations of the product sectors, see Item 9: "Management's Discussion and Analysis of Financial Condition and Results of Operations". For a discussion of recent acquisitions and alliances, see also "Cooperative Business Activities and Unconsolidated Companies" under Item 1.

           Lighting

                  Philips has been engaged in the lighting business since 1891 and is a leader in the world market for lighting products with recognized expertise in the development and manufacture of lighting products. A wide variety of applications is served by a full range of incandescent and halogen lamps, compact and normal fluorescent lamps, automotive lamps, high-intensity gas-discharge and special lamps, QL induction lamps, fixtures, ballasts, lighting electronics and batteries. Lighting products are manufactured in facilities worldwide.
                  Philips' worldwide presence in the lighting market has given it a strong international position in lighting projects, both in design and full-scale turn key project installation. These activities require sophisticated expertise and help Philips to maintain its leading position in the professional lighting market.
                  Philips Lighting's policy of leadership in innovation continues to bring rewards in the marketplace. Philips is the market leader in Xenon headlamps, which were introduced in 1997 and are achieving increasing penetration in the upper end of the market. Providing superb illumination of the road, these lamps dramatically improve road safety and driver comfort.

                  With  Mercedes  Benz,   Philips  is  also   developing  a  new
       high-performance signaling system that will last the car's entire lifetime, cut fuel consumption and enhance styling.
                  Philips  position  as a  supplier  of  headlights  to the  car industry is very strong in Japan, where Philips is the market leader, and Philips is rapidly establishing a full global presence in this field. Another innovation is the UHP (Ultra High Power) lamp which is applied in LCD projectors of leading companies for applications such as business presentations and large-screen consumer TVs. UHP will also increase the application possibilities of fiber-optic lighting. Philips Lighting's new PowerLife battery gives more power and longer life than conventional
       alkaline   batteries.   Advanced  graphite   technology  is  the  key  to
       PowerLife's success in answering consumer demand for batteries which perform better in "high-drain" products.
                  Philips  Lighting  is  concentrating  on  developments  in the design of electronic lighting products, which play an increasingly important role in allowing better integration of fixture, ballast and lamp. The use of electronics permits the design of lighting products with improved quality and reduced size, weight and energy consumption. Major benefits for the end-user include flexibility and comfort. Philips
       Lighting is the market leader in light-regulating control gear for fluorescent lamps.
                  In  response to the greater  demand for more  efficient  light sources and lighting systems, Philips has emphasized among other things the development of more energy-efficient lighting products and projects. In addition to the TL5 system, these include a range of electronic compact fluorescent lamps, Lighting Management Systems, as well as QL induction lamps, which are increasingly being used in general lighting applications.
                  Philips Lighting is also conscious of the problem of hazardous waste. The small-diameter TL5 fluorescent lamp combines energy efficiency with a low mercury content. The low-mercury ALTO(TM) technology - the first to comply with the relevant US environmental protection legislation
       - is meeting with considerable success.
                  In Europe,  the TLD Super 80 Generation  fluorescent lamps are now recyclable, minimizing end-of-life disposal problems and the burden on the environment, while the outstanding performance of the series is not appreciably affected.
       This  technology   enables  virtually  complete  recycling  of  the  lamp
       materials.
                  Six of the ten  stadiums  staging  the 1998  World Cup  soccer finals in France were lit by Philips' highly versatile ArenaVision systems - demonstrating once more the company's global leadership in sports floodlighting. ArenaVision is specially designed for today's more dramatic, theatrical approach to sports events. While offering optimal low-glare conditions for players, it provides both spectators and TV audiences with more realistic action by creating accents and preserving natural colors.
                  In recent years  Philips  Lighting  has  completed a number of strategic acquisitions and joint ventures, seeking to strengthen its presence in the historically faster-growing areas of the world, such as the Asia-Pacific region and Eastern Europe. The most recent acquisitions include, in Poland, the Farel Mazury luminaire operation and Polam Pabianice, which promises new opportunities for Philips Lighting's automotive business in Europe. In 1997, Philips and Hewlett-Packard established a joint venture company, LumiLeds Lighting B.V., for the development, manufacture and marketing of LED-based lighting products. The joint venture will initially focus on the integration of solid-state light-emitting diodes (LEDs) into lighting modules for colored-lighting applications.
                  In 1997, the new  organization of Philips  Lighting  worldwide became effective. This consists of five integrally responsible businesses: Lamps, Luminaires, Automotive, Lighting Electronics & Gear, and Batteries. Each of these is given complete control over all its processes. Philips Lighting is also shortening the time to market. In 1998 the company began implementing a program called BEST - Business Excellence through Speed and Teamwork. This involves a push forward on three fronts: focusing even more closely on business priorities, increasing the capability of our primary business processes, and stimulating better teamwork. Philips sees continued growth potential, with special opportunities in areas such as energy-saving lighting and technologically advanced lighting applications.

           Consumer Products

                  This sector comprises the divisions Consumer Electronics and Domestic Appliances and Personal Care.

                  The   Consumer    Electronics    division    encompasses   all
       Philips-branded products in the fields of audio, television, video equipment, PC peripherals and communications. The division retained its No. 3 position in the global market for audio and video products in 1998 and its No. 2 position in Europe. Philips has a leading role in the development of flatscreen and widescreen television sets featuring the 16:9 format. Philips is increasingly focusing on new digital consumer applications and products which exploit the convergence of audio and video technologies with telecommunications and information technology. The Consumer Electronics division is a pioneer in, for instance, Digital TV, a medium that brings a new dimension to home entertainment, offering a wider choice of channels, true widescreen pictures, optimum sound quality and interactive services. The division has launched Digital TV in the UK and introduced a widescreen rear-projection HDTV set in the US.
                  Philips  markets  audio  systems,   portable  audio  products,
       speakers and accessories under the Philips name, as well as high-end audio products and systems under the Marantz brand. Philips was instrumental in the revolution unleashed by CD Audio, which now has an installed base of some 700 million units worldwide, and continues to play a leading role in the development of related standards such as DVD, CD Recordable and CD ReWritable.
                  In the US, Philips runs a DVD-video  rental  program  together with Blockbuster.
                  In Europe, Philips and Warner Home Video have launched a joint marketing effort focusing on DVD-Video as the ultimate medium for a cinema-style viewing and listening experience in the home. A full-length feature movie fits onto a single DVD-Video disc. Philips' latest CD Recorders allow you to hear your choice of music as you really want to. With the dual-deck CDR 765, you can make your own personal CDs without the need for a second CD player.
                  In  the  field  of  PC  Peripherals,  Philips is -- in  volume terms -- the world's No. 2 and Europe's No. 1 supplier of computer monitors. Philips makes not only a full range of CRT monitors, but also LCD monitors and Net displays (monitors with a built-in processor and video card). The world leader in PC video cameras and observation systems, Philips also markets USB peripherals, optical data storage products and multimedia sound systems, LCD projectors and input devices for the PC. Wireless interconnectivity for home networking will be a key focus for the coming years.
                  Philips  develops,  manufactures  and  markets a wide range of consumer communications products, including cellular, corded and cordless phones. In volume terms, Philips is one of Europe's leading providers of corded and cordless phones and answering machines. For the future, the main focus of cellular wireless products is on GSM technology, which represents 65% of the global cellular market. Meanwhile, development continues on third-generation digital mobile phone technology, involving the deployment of wideband wireless networks which will provide consumers with voice, data and multimedia services on their phones.
                  On October 1, 1997 Philips (60%) and Lucent Technologies (40%)
       formed a joint venture for mobile communications comprising the Philips Consumer Communications business and the Lucent Consumer Products division. Despite ambitious plans for break-even results in the second half of 1998, PCC continued to incur substantial losses and consequently the joint venture was dissolved on September 27, 1998. Ambitions for the remaining activities have been scaled back and the product offering streamlined.
                  The  division  also  markets  handheld  PCs. In 1998,  Philips introduced the Nino 300, a small, pen-based companion featuring the Windows CE operating system. The Nino 300 has a sleek, ergonomic design and features one-handed operation, full handwriting recognition and voice command and control. The Nino 300, the natural extension of the Philips Velo handheld PC, is geared towards data retrieval, data reference and communications and synchronizes automatically with the user's host PC.

                  The Domestic Appliances and Personal Care division includes home comfort and kitchen appliances, shavers and other personal care products. Philips produces the Philishave, a dry shaver which is based on the Philips-invented rotary shaving technique. The division is the world market leader in dry shaving with leading positions in Europe, Latin America and the United States. Other personal care products include female depilatory products, skin care, dental care, haircare, fitness and sun care products.
                  Philips provides products for all stages of food preparation, such as mixers, blenders, food processors and kitchen machines, toasters, coffee makers, deep fryers, grills, table-top cooking and general kitchen appliances. Philips manufactures and markets vacuum cleaners, irons, air cleaners and heating appliances. The division holds the world No. 2 position in ironing. Domestic appliances and personal care products are sold under the Philips brand and other brand names.

                  Philips has long been successful on the US market under the brand name Norelco and will continue to use this brand name for the male shaving and grooming products. To further boost growth, Philips introduced the Philips brand name there in 1998, with the focus on body beauty and health. The first product to be launched under the Philips name was the Natura hairdryer with an infrared heat-sensor. Philips has also started re-launching products formerly sold under the Norelco brand name as Philips products.

           Components

                  Philips Components is a main supplier of components and sub-systems, both to third parties and to Philips. The division produces a broad range of products such as picture tubes, liquid crystal displays
       (LCDs), ceramic and ferrite products, optical storage and general system components. Philips is the world's No. 1 manufacturer of color picture tubes for televisions and monitors, market leader in modules for CD-ReWritable (CD-RW) and Video CD, and a major supplier of flat displays. Philips is also an important producer of customized key components sub-systems.
                  It has major production facilities in Europe, the United States, Latin America and the Asia Pacific region. Based on world-class technology and customer knowledge, Philips Components provides a competitive advantage for Original Equipment Manufacturers (OEMs) in the consumer electronics, electronic data-processing, telecommunications and automotive industries. Philips Components has initiated a strategic refocus on innovative products for these markets, exploiting the synergies available within Philips and, where necessary, entering into alliances to access the required competences. In 1998, this led to an agreement on the divestiture of the Non-Ceramic Passive Components business, which transaction was completed in January 1999.
                  In 1997 a majority shareholding was established in Hua Fei Colour Display Systems Co. Ltd. in Hua Fei, China; the financials of this joint venture are consolidated as from January 1, 1997. On April 1, 1998, Philips increased its ownership in Hosiden and Philips Display Corp., a joint venture in Japan for the development, production and sale of active matrix LCDs, from 50% to 80%. As from the same date, Hosiden and Philips Display Corp. is reported as a consolidated company.
                  In the area of large-display, the PALC (Plasma Addressed Liquid Crystal) technology, has been developed in conjunction with Sharp and Sony and offers high brightness, excellent daylight contrast and a wide viewing angle. These characteristics make it ideally suited to wall-hanging digital and multimedia TV and other applications in bright ambient lighting conditions. Together with Pioneer, Philips is also working on the next generation of Plasma Display Panel (PDP) technology, one of the most promising technologies for large flat displays.

           Semiconductors

                Philips Semiconductors is a leading supplier of integrated circuits (ICs) and discrete semiconductors for applications in consumer, telecommunication, multimedia and automotive electronics. Ranking No. 8 in the world and No. 4 in Europe, the division has a significant market position with chipsets for TV, audio, wired and wireless telephony, computer monitors, desk-top video and PC peripherals and is world leader in one-chip TV circuits. The division's products are supplied to a large customer base worldwide, including leading multinational corporations.
                Philips' Silicon Systems Platform approach takes the concept of integration - the `system on a chip'- one step further. It involves creating platforms geared to specific applications and markets (e.g., digital video or digital communication). On the basis of a well chosen architecture, high-quality blocks and modules can be used and re-used quickly and reliably in various combinations. In this way, Philips provides clients with total solutions based on cost-effective and easy-to-use `toolkits'.
                Major production facilities are located in Europe, the United States and Asia. Philips, Taiwan Semiconductor Manufacturing Company
       (TSMC) and EDB Investments are together investing US $ 1.2 billion in a new chip factory in Singapore. This will enable the company to benefit from the forecast growth in demand for logic chips for consumer electronics and communications applications toward the end of 2000. The factory will produce the latest type of chip, with circuits as thin as
       0.25 micron (1/400th of the thickness of a human hair).

           Professional

                  This sector comprises two divisions: Medical Systems and Business Electronics.

                  Philips Medical Systems ranks among the top three diagnostic imaging companies in the world. The company offers healthcare providers a full range of innovative imaging modalities - including x-ray, computed tomography, magnetic resonance and ultrasound systems as well as imaging IT solutions. Using the IT systems, imaging departments can become completely digital, with improved access to images and seamless integration with hospital-wide IT networks. Services include management consultancy, training and technical services to help hospitals operate more efficiently and cost-effectively.
                  Philips has technology agreements with Hewlett Packard and Analogic Corporation of the United States and Hitachi Medical Corporation of Japan for the development, production and sale of medical equipment.
                  Philips Medical Systems, already the world leader in x-ray imaging systems, has significantly strengthened its position in the field of diagnostic imaging with the acquisition of ATL Ultrasound as per October 1, 1998. This company is one of the leaders in ultrasound imaging systems - one of the fastest growing sectors of the market - and the clear leader in all-digital ultrasound systems. The quality of its products and their performance is widely recognized, and its leading ultrasound product has been selected by NASA for use in the international space station scheduled to become operational in 2001. Demand for diagnostic imaging products and services is expected to continue to grow as new markets emerge and advances are made in functionality, e.g. through the further integration of IT solutions.

                  The Business Electronics division focuses on the business-to-business sector, digital information distribution being the principal area of activity. The market for Business Electronics products, software and services in the fields of digital video and natural speech recognition is expected to grow substantially in the near future, as voice, video and data communication technologies converge. Philips also expects their scope to extend gradually into the consumer market: that is why Philips sees its business units in this field as not only creating value in their own right, but also serving as a breeding ground for new high-volume electronics products. Philips is currently the world's No. 2 supplier of digital video-communication systems, which includes digital set-top decoders.
                  The businesses in analytical x-ray, optical metrology, electron microscopes and electronic manufacturing technology provide smart R&D and manufacturing solutions for the semiconductor industry based on the knowledge of materials science.
                By providing sophisticated communication, security, lighting and control systems, Philips helps customers to create intelligent infrastructures and turnkey solutions. Demand for such intelligent infrastructures is growing due to the needs of emerging markets and the increasing sophistication of software. Philips is also applying the know-how to create office/home networking solutions, including faxes and desktop video-conferencing systems.
                In August 1998,  Philips  Business  Electronics  acquired Active
       Impulse Systems (AIS) of Natick, Massachussets (USA). AIS is a semiconductor metrology equipment manufacturer with a strong reputation for the development of leading-edge opto-acoustic technology products in the growing field of thin film metrology.
                On  December  3, 1998,  it was  announced  that FEI  Company,  a majority owned subsidiary of Philips Business Electronics, and Micrion Corporation have signed an Agreement and Plan of Merger. Philips has the option to purchase additional newly issued shares to maintain its majority shareholder position in FEI Company.

           Origin

                  Origin (in which Philips holds a 88% majority interest) provides the full spectrum of information technology services for global corporations through its presence in over 30 countries around the world and is ranked No. 3 in Europe. Its customer base includes over 100 of the world's Fortune 500 companies. Origin has strategic partnerships with SAP, Baan and QAD, the acknowledged leaders in the field of Enterprise Resource Planning (ERP) software. Thanks to its considerable experience and expertise in this field, Philips Origin is also able to offer advanced ERP full-life-cycle solutions incorporating supply chain management and electronic relationship management.

                  Companies are finding it increasingly important to coordinate their business activities with those of their suppliers, their customers and even, in some cases, their customers' customers. Origin assists clients in implementing this rapidly evolving concept, known as the `extended enterprise'. Origin provides, operates and manages the complex technical environments necessary to support the full ERP life cycle. This includes global data centers, helpdesks and communications networks. Origin also installs, operates and modifies both the ERP and follow-on supply-chain application software.
                  Additionally, Origin provides consulting services in the design and development of software applications, as well as sophisticated transformational consulting, where the implementation of the supporting information technology is secondary to the change in the business itself. Philips welcomes the opportunity to learn together with our customers and to share its understanding of the new extended enterprise. From this solid base, Philips expects to continue to develop innovative ways of delivering full life-cycle support for ERP and Supply Chain Management environments. In 1997 Origin formed a strategic alliance with the then Price Waterhouse, a leading global professional services and consulting firm. Philips and Price Waterhouse signed a Letter of Intent to investigate the possibility of Price Waterhouse acquiring an interest in Origin. In February 1998, it was announced that the parties had not been able to agree terms for Price Waterhouse to acquire a minority interest in Origin. However, the strategic business relationship is being continued.

           Miscellaneous

                  This sector comprises various ancillary businesses, including Philips Research, Corporate Patents & Trademarks, Philips Design, Hearing Instruments, Philips Machinefabrieken, Philips Plastics and Metalware Factories.

                  Philips Plastics and Metalware Factories, a group of 13 operating companies predominantly located in Europe, is engaged in the development and production of plastic and metal components. The printed circuit board activities that belong to the group have been divested.

                  Philips   Machinefabrieken   manufactures    customer-specific
       machinery, tools and precision components for high-quality professional equipment.

           Research and Development

                  Management believes that continuous efforts to establish a strong performance in the field of research and development activities are of the utmost importance to Philips in order to preserve and strengthen the competitive position Philips now holds in the various markets.
                  Philips continuously adapts its research and development strategy. To provide a direct response to the needs of the market, Philips has in recent years adopted a more product-oriented approach to research and development, with expenditures directed at projects with more apparent short-term commercial prospects. In addition, projects with a mid-term range are agreed upon with the product divisions to secure an innovative product offering a few years from now. With a view to the longer term, Philips will seek to establish more research alliances with the academic world. Also, Philips believes that the geographic spread of research and development activities is increasingly determined by the technological capabilities offered by countries and regions. These capabilities are influenced by industrial policies which will increasingly determine the geographic allocation of Philips' resources and its policy with regard to alliances. This change in strategy for research and development activities is designed to enhance the effectiveness of expenditures in this area.
                  In recent years, Philips has placed greater emphasis on research projects that are relevant to the entire group, while the main responsibility for the development of products and production methods in Philips currently lies with the product divisions, which have at their disposal development laboratories and implementation departments in 25 countries throughout the world. Approximately 20,500 employees are engaged in advanced development, product development and in the development of production methods and equipment. In addition, approximately 3,000 employees work in Philips' corporate research laboratories. Exploratory research and research leading to the conception of new products and technologies is carried out in four corporate laboratories in Europe, one in the United States and one in Taiwan.

                  Product   development   laboratories  and  the   manufacturing
       operations    are    supported   by   the   Center   for    Manufacturing
       Technology. This organization has its headquarters in Eindhoven and regional support centers in the Asia Pacific region and in the USA. In the USA, this center also provides pilot line facilities for advanced products. As a highly professional organization of over 900 employees, the Center for Manufacturing Technology is specialized in the innovation and improvement of production processes, improvement in the Product Creation Process and has the capability to develop specialized advanced production equipment. The Center also gives corporate level support in the field of standardization issues and in the preparation of corporate environmental policy.
                  The  achievements  of  Philips' laboratories in the fields  of lighting, consumer electronics, optics, magnetics, mechanics and information technology have been of global significance. Achievements in research and/or development by Philips alone or, in certain circumstances, in cooperation with others, include flat-panel displays, lighting electronics, speech recognition and dialogue systems, optical and magnetic recording (DVD and DigaMax), low-power electronics (new batteries and asynchronous IC design), IC technology and others.
                  Philips   participates  in  various   European   research  and
       development projects such as the projects for submicron IC technology (MEDEA), information technology and telecommunications (ACTS). In the United States, Philips has played a role in the "Grand Alliance" developing a fully digital high-definition television system for terrestrial broadcasting. The standard has now been adopted by the FCC, and the path has been cleared to launch a service in 1998. This event will usher in a new generation of fully digital television receivers, and a major opportunity for Philips.
                  Philips has a strong IPR position  consisting of approximately
       60,000 patent rights, registered trademarks and design rights and a substantial number of license agreements. In 1998, Philips filed over 1,300 new patent applications and more than 1,000 worldwide patent families based upon the new patent filings of 1997. Although many of Philips' patents and licenses are significant, none is individually material to Philips' business as a whole. Patent protection is extremely important to Philips' operations. It expends significant resources to protect its intellectual property rights and intellectual property licenses.

       COOPERATIVE BUSINESS ACTIVITIES AND UNCONSOLIDATED COMPANIES

                  The information set forth under the heading "Cooperative business activities and unconsolidated companies" on pages 52 and 53 of the 1998 Annual Report of the Company, is incorporated herein by reference.

       EMPLOYMENT

                  The information set forth under the heading "Employees" on pages 63 and 64 of the 1998 Annual Report of the Company, is incorporated herein by reference.

       MILLENNIUM

                  Philips' business activities may suffer from the unanticipated impact of year 2000 issues, including the failure of products from major suppliers to function properly in the year 2000. For a more detailed discussion of these issues and Philips' state of preparedness, see pages 135 through 138 of the 1998 Annual Report incorporated herein by reference.

       ITEM 2 DESCRIPTION OF PROPERTY

                  Philips' manufacturing facilities, warehouses and office facilities are mostly located in the Netherlands, the rest of Europe, the Far East and the United States and Canada. These plants are generally in good condition and adequate for the manufacturing requirements of Philips. The geographic allocation of assets employed as shown in Note 26: "Information relating to product sectors and geographic areas" on pages 119 through 127 of the 1998 Annual Report and incorporated herein by reference is generally indicative of the location of manufacturing facility.

       ITEM 3 LEGAL PROCEEDINGS

                  Philips is involved in proceedings concerning environmental problems including proceedings relating to the closure of discontinued chemical operations and the clean-up of various sites, including Superfund sites, in the United States. The potential costs related to these proceedings and the possible impact thereof on future operations are uncertain. However, based on current information, management does not believe, that the outcome of these matters or other litigation incidental to its extensive international operations and involving, among other matters, competition issues and commercial transactions, will result in a liability which would have a material adverse effect on the consolidated financial position and results of operations of Philips at December 31, 1998.

       ITEM 4 CONTROL OF REGISTRANT

                  The information required by this Item is incorporated by reference herein on pages 139 through 141 of the 1998 Annual Report.

                  As of March 2, 1999, no person is known to the Company to be the owner of more than 10% of its Common Shares.

       ITEM 5 NATURE OF TRADING MARKET

                  The Common Shares of the Company are listed on the Amsterdam Stock Exchange, on fourteen other European stock exchanges and on the New York Stock Exchange. The principal markets for the Common Shares are the Amsterdam, New York and London Stock Exchanges.
                  The following table shows the high and low sales prices of the Common Shares on the Amsterdam Stock Exchange as reported in the Official Price List of the Amsterdam Stock Exchange and the high and low sales prices on the New York Stock Exchange:

                                                                     AMSTERDAM                       NEW YORK
                                                          STOCK EXCHANGE (NLG)          STOCK EXCHANGE (US $)
                                                        -----------------------         ---------------------
                                                        High               Low           High             Low
       ------------------------------------------------------------------------------------------------------------

       1997                    1st quarter                94.70             67.90         48 7/8          39
                               2nd quarter               144.00             81.50         73 3/4          43   1/4
                               3rd quarter               177.00            136.70         84 1/2          69   9/16
                               4th quarter               178.80            111.00         88 7/8          54   1/8

       1998                    1st quarter               162.50            112.50         78 1/4          54   7/16
                               2nd quarter               204.30            148.50        102 7/8          71
                               3rd quarter               193.00             79.60         94 13/16        42
                               4th quarter               135.80             81.20         71 5/16         44   5/8

       1999                    1st quarter
                         (through March 2)               153.71            124.62         80 7/16         67   5/8

                  The Common Shares are held by shareholders worldwide in bearer and registered form. Outside the United States, shares are held primarily in bearer form. As of March 2, 1999, approximately 74% of the Common Shares were held in bearer form. In the United States shares are held primarily in the form of registered Shares of New York Registry ("Shares of New York Registry") for which Citibank, N.A., 111 Wall Street, New York, New York 10043 is the transfer agent and registrar. As of March 2, 1999, approximately 25% of the total number of outstanding Common Shares were represented by Shares of New York Registry issued in the name of approximately 3,700 holders of record. Only bearer shares are traded on the Amsterdam Stock Exchange and other European stock exchanges. Only Shares of New York Registry are traded on the New York Stock Exchange. Bearer shares and registered shares may be exchanged for each other. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of United States beneficial holders or the number of Shares of New York Registry beneficially held by US residents.

       ITEM 6 EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

                  There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of the Company, to the rights of non-residents to hold or vote Common Shares of the Company. Cash dividends payable in Dutch guilders on Netherlands registered shares and bearer shares may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions, except that for statistical purposes such payments and transactions must be reported to the Dutch Central Bank, and furthermore, no payments, including dividend payments, may be made to jurisdictions subject to sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations. The Articles of Association of the Company provide that cash distributions on Shares of New York Registry shall be paid in US dollars, converted at the rate of exchange on the Amsterdam Exchanges N.V. ("AEX") at the close of business on the day fixed and announced for that purpose by the Board of Management in accordance with the Company's Articles of Association.

       ITEM 7 TAXATION

                  The statements below are only a summary of the present Netherlands tax laws and the Tax Convention of December 18, 1992 between the United States of America and the Kingdom of the Netherlands (the "US Tax Treaty") and are not to be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, investors in the Common Shares should consult their own tax advisors.

       Withholding tax

                  In general, a dividend distributed by a company resident in the Netherlands (such as the Company) is subject to a withholding tax imposed by the Netherlands at a rate of 25%. Stock dividends paid out of the Company's paid-in share premium recognized for Netherlands tax purposes are not subject to the above mentioned withholding tax.
                  Pursuant to the provisions of the US Tax Treaty, dividends paid by the Company to a shareholder who is a resident of the United States (as defined in the US Tax Treaty), are generally eligible for a reduction in the rate of Dutch withholding tax to 15%, unless (i) the beneficial owner of the dividends carries on business in the Netherlands through a permanent establishment, or performs independent personal services in the Netherlands from a fixed base, and the Common Shares form part of the business property of such permanent establishment or pertain to such fixed base, or (ii) the beneficial owner of the dividends is not entitled to the benefits of the US Tax Treaty under the "treaty-shopping" provisions thereof. Dividends paid to qualifying exempt US pension trusts and qualifying exempt US organizations are exempt from Dutch withholding tax under the US Tax Treaty. However, for qualifying exempt US organizations no exemption at source upon payment of the dividend can be applied for; such exempt US organizations should apply for a refund of the 25% withholding tax.
                  The gross amount (including the withheld amount) of dividend distributed on Common Shares will be dividend income to the US shareholder, not eligible for the dividends received deduction generally allowed to corporations. However, subject to certain conditions and limitations, the Dutch withholding tax will be treated as a foreign income tax that is eligible for credit against the shareholders' US income taxes.

       Capital gains

                  Capital gains upon the sale or exchange of Common Shares by a non-resident individual or by a non-resident corporation of the
       Netherlands are exempt from Dutch income tax, corporation tax or withholding tax, unless (i) such gains are effectively connected with a permanent establishment in the Netherlands of the shareholders' trade or business or (ii) are derived from a direct, indirect or deemed substantial participation in the share capital of a company (such substantial participation not being a business asset).
                  In general, an individual has a substantial participation if he holds either directly or indirectly and either independently or jointly with his spouse or steady partner, at least 5% of the total issued share capital or particular class of shares of a company. For determining a substantial participation, other shares held by close relatives are taken into account. The same applies to options to buy shares. A deemed substantial participation amongst others exists if (part of) a substantial participation has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Under the US Tax Treaty however, the Netherlands may only tax a capital gain derived from a substantial participation if the alienator has been a resident of the Netherlands at any time during the five-year period preceding the alienation, and owned at the time of alienation either alone or together with his relatives, at least 25% of any class of shares.

       Net wealth tax

                  No net wealth tax is imposed by the Netherlands in respect of Common Shares owned by non-resident corporations. A non-resident individual shareholder is not subject to Netherlands net wealth tax unless he has a permanent establishment in the Netherlands and the Common Shares are effectively connected with that permanent establishment.

       Estate and gift taxes

                  No estate, inheritance or gift taxes are imposed by the Netherlands on the transfer of Common Shares if, at the time of the death of the shareholder or the transfer of the Common Shares (as the case may be), such shareholder or transferor is not a resident of the Netherlands, unless such Common Shares are attributable to a permanent establishment or permanent representative of the shareholder in the Netherlands.
                  Inheritance or gift taxes (as the case may be) are due, however, if such shareholder or transferor:

                  (a) has  Dutch  nationality  and has  been a  resident  of the
                      Netherlands at any time during the ten years preceding the time of the death or transfer; or
                  (b) has no Dutch  nationality  but has been a resident  of the
                      Netherlands at any time during the twelve months preceding the time of transfer (for Netherlands gift taxes only).

 ITEM 8 SELECTED CONSOLIDATED FINANCIAL DATA

 I. In accordance with Dutch GAAP *     **


                                                                       (Millions, except per share data)
                                              ----------------------------------------------------------------------------------
                                                    1994          1995           1996          1997          1998         1998 (a)
                                                     NLG           NLG            NLG           NLG           NLG          US $
       -------------------------------------------------------------------------------------------------------------------------
       INCOME STATEMENT DATA:
       Sales                                      52,377        55,664         59,707        65,358        67,122        35,514
       Income from operations                      2,704         2,975            929         3,777         1,509           798
       Financial income and expenses-net            (874)         (688)          (890)         (703)         (686)         (363)
       Income from continuing
          operations                               1,506         2,139            278         2,712         1,192           631
       Net income (loss)                           2,125         2,518           (590)        5,733        13,339         7,058
       BASIC EARNINGS PER COMMON SHARE
       (NLG 10 par value):
       Income from continuing
           operations                               4.53          6.29           0.81          7.76          3.31          1.75
       Net income (loss)                            6.39          7.41          (1.73)        16.41         37.05         19.60
       DILUTED EARNINGS PER COMMON
          SHARE:
       Income from continuing operations            4.37          6.06           0.81          7.61          3.29          1.74
       Net income (loss) (b)                        6.15          7.13          (1.73)        16.09         36.75         19.44
       Dividend per Common Share                    1.25          1.60           1.60          2.00          2.20 (c)      1.16 (c)
       BALANCE SHEET AND OTHER DATA:
       Working capital                             1,993         2,515            788         3,471         1,785           944
       Total assets                               42,083        46,236         48,278        51,394        62,041        32,826
       Short-term debt                             2,692         4,228          5,391         1,810         1,765           934
       Long-term debt                              5,847         6,253          7,512         7,072         6,140         3,249
       Short-term provisions (d)                   2,660         2,253          1,937         2,066         2,128         1,126
       Long-term provisions (d)                    5,198         5,372          5,600         5,098         4,450         2,354
       Other group equity                            740         1,093            616         1,232           533           282
       Stockholders' equity                       12,683        14,055         13,956        19,457        31,292        16,557
       Net cash provided by
         operating activities                      4,697         1,458          2,008         7,073         4,715         2,495
       Cash flow (before financing
          activities)                              1,922        (1,917 )       (2,038)        7,173         1,540           815
       Net cash (used for) provided by
         financing activities                     (1,612 )       1,882          1,711        (5,863)       (1,794)         (949)
       Increase (decrease) in cash and
          cash equivalents                           310           (35 )         (327)        1,310          (254)         (134)

       I. In accordance with Dutch GAAP (continued) *   **


                                                           -----------------------------------------------------------------------
                                                                    1994           1995          1996          1997          1998
                                                                     NLG            NLG           NLG           NLG           NLG
                                                           -----------------------------------------------------------------------
       KEY RATIOS:
       Income from operations:
       -  as a % of sales                                            5.2            5.3           1.6           5.8           2.2
       -  as a % of net operating capital (RONA)                    15.2           15.4           4.2          16.4           6.5
       Turnover rate of net operating capital                       2.95           2.88          2.70          2.84          2.91
       Inventories as a % of sales                                  18.2           20.1          16.0          15.2          14.0
       Outstanding trade receivables
       (in months' sales)                                            1.5            1.5           1.3           1.3           1.3
       Income from continuing operations:
         - as a % of stockholders' equity (ROE)                     12.6           16.1           1.9          16.1           5.2
       Net debt to group equity ratio                              33:67          36:64         43:57         22:78           (e)


       DEFINITIONS:
       Working capital                  :   current assets excluding cash and
                                            cash equivalents less current
                                            liabilities
       Net operating capital            :   intangible  assets,  property, plant
                                            and  equipment,  non-current
                                            receivables  and current  assets
                                            excluding cash and cash  equivalents
                                            and  deferred tax positions,   after
                                            deduction   of provisions  (with the
                                            exception  of pension   liabilities)
                                            and   other liabilities
       RONA                             :   income from operations as a % of
                                            average net operating capital
       ROE                              :   net income from continuing
                                            operations as a % of average
                                            stockholders' equity
       Net debt                         :   long-term and short-term debt net of
                                            cash and cash equivalents


       (a) For the convenience of the reader, the Dutch guilder amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 1998 (US $ 1 = NLG 1.89).
       (b) See Note 8 of "Notes to the Consolidated Financial Statements" on page 98 of the 1998 Annual Report incorporated herein by reference for a discussion of net income (loss) on a diluted basis.
       (c) Subject to approval by the Annual General Meeting of Shareholders on March 25, 1999.
       (d) Includes provision for pensions, severance payments, restructurings and taxes among other items; see Note 17 of "Notes to the Consolidated Financial Statements" on pages 103 through 106 of the 1998 Annual Report incorporated herein by reference.
       (e) The current net cash situation renders the net debt to group ratio meaningless.

       * Restated to reflect the sale of PolyGram N.V. and to present the Philips Group accounts on a continuing basis for all years presented.

       ** Selected pro forma consolidated figures for 1998 after implementation of the share reduction program, are incorporated by reference herein on page 57 of the 1998 Annual Report.

       II. Approximate amounts in accordance with US GAAP *
       (See Note 25 of "Notes to Consolidated Financial Statements" on pages 115 through 118 of the 1998 Annual Report incorporated herein by reference)


                                                                       (Millions, except per share data)
                                              ----------------------------------------------------------------------------------
                                                    1994          1995           1996          1997          1998          1998 (a)
                                                     NLG           NLG            NLG           NLG           NLG          US $
       -------------------------------------------------------------------------------------------------------------------------
       INCOME STATEMENT DATA:
       Income (loss) from continuing
         operations                                1,467         1,866         (1,254)        5,464         2,346         1,241
       Discontinued operations                       480           477            388           513        10,778         5,703
       Extraordinary items, net                        -             -              -           (96)          (34)          (18)
       Net income (loss) in accordance
         with US GAAP                              1,947         2,343           (866)        5,881        13,090         6,926
       BASIC EARNINGS PER COMMON SHARE
       (NLG 10 par value):
       Income (loss) from continuing
         operations                                 4.28          5.30          (3.67)        15.64          6.52          3.45
       Net income (loss)                            5.68          6.66          (2.53)        16.83         36.36         19.24
       DILUTED EARNINGS PER COMMON
         SHARE:
           Income (loss) from continuing
             operations                             4.25          5.29          (3.67)        15.34          6.46          3.42
           Net income (loss)                        5.64          6.63          (2.53)       16.51         36.06         19.08
       Dividend per Common Share                    1.25          1.60           1.60          2.00          2.20 (b)      1.16 (b)
       BALANCE SHEET AND OTHER DATA (period end):
       Stockholders' equity                       14,304        15,437         15,003        20,735        32,362        17,123
       Total assets                               42,584        46,473         48,387        51,634        62,289        32,957


       Note: According to US GAAP, divestments which cannot be regarded as discontinued segments of business are required to be accounted for as income from continuing operations. Under Dutch GAAP, certain material transactions such as disposals of lines of activities, including closures of substantial production facilities or substantial results from disposals of interests in unconsolidated companies have been accounted for as extraordinary items, which under US GAAP would be recorded in income from operations.

                (a) For the convenience of the reader, the Dutch guilder amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 1998 (US $ 1 = NLG 1.89).
                (b) Subject to approval by the Annual General Meeting of Shareholders on March 25, 1999.

       * Restated to reflect the sale of PolyGram N.V. and to present the Philips Group accounts on a continuing basis for all years presented.

       III. Cash dividends and distributions declared per Common Share (NLG 10 par value)

                  For the financial years 1994 and 1995, dividend payments of NLG 421 million (NLG 1.25 per Common Share) and NLG 547 million (NLG 1.60 per Common Share), were made respectively. For the financial year 1996, a distribution to shareholders of NLG 555 million (NLG 1.60 per Common Share) was paid. For the financial year 1997, a dividend of NLG 716 million (NLG 2.00 per Common Share) was paid. For the financial year 1998, a dividend payment will be proposed to the Annual General Meeting of Shareholders of the Company on March 25, 1999. The following table sets forth in Dutch guilders the gross dividends paid on the Common Shares in respect of the financial years indicated and such amounts as converted into US dollars and paid to holders of Shares of New York Registry.

                                                                  1994           1995          1996          1997          1998
                                              ------------------------------------------------------------------------------------

       -  In NLG                                                  1.25           1.60          1.60          2.00          2.20 (a)
       -  In US $                                                 0.80           0.97          0.85          0.97           (b)


       (a) Subject to approval by the Annual General Meeting of Shareholders on March 25, 1999.

       (b) The dollar amount of the 1998 dividend to shareholders of NLG 2.20, which is subject to approval by the Annual General Meeting of
            Shareholders on March 25, 1999, will be calculated at the guilder/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company.


       IV. Exchange rates US $ : NLG

                                                                    1994           1995          1996          1997          1998
                                              --------------------------------------------------------------------------------------
       -  Rate at December 31,
             (as reported)                                          1.73           1.60          1.74          2.02          1.89
       -  Average rate (a)                                          1.81           1.61          1.69          1.95          1.98
       -  Highest rate (b)                                          1.97           1.75          1.76          2.12          2.09
       -  Lowest rate (b)                                           1.66           1.53          1.61          1.73          1.81


       (a) The average rates are the accumulated average rates based on daily quotations.
       (b)   Official   Amsterdam   daily   fixing   rate  (transfer  rate)   as
       announced  by 'De Nederlandsche Bank'.

      ITEM 9 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                  The information required by this Item is incorporated by reference herein on pages 32 through 64 and the section entitled "Information on the Millennium Program" on pages 135 through 138 of the 1998 Annual Report.

       ITEM 9A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

                  The information required by this Item is incorporated by reference herein on pages 57 through 59 of the 1998 Annual Report.

                As of December 31, 1997, a 1% decrease in market interest rates would result in an NLG 300 million increase in the fair market value of Philips' net debt position. As of December 31, 1998, the same decrease would result in an increase of NLG 210 million in the fair market value of long-term debt. Causes of this change, from NLG 300 million to NLG 210 million, include reduction in long-term debt, lower absolute interest rates and shorter remaining tenor. As of December 31, 1997, a 1% increase in market rates would result in a change in the annualized cost of finance that is not material. As of December 31, 1998 such an increase would result in an increase in annualized interest income of NLG 115 million. This change is due to a higher level of interest income to be received on, among others, the proceeds of the sale of PolyGram N.V.

       ITEM 10 DIRECTORS AND OFFICERS OF REGISTRANT

                  The information required by this Item is incorporated by reference herein on pages 66 through 70 and pages 139 and 140 of the 1998 Annual Report.

                  Mr. F.A. Maljers is also Chairman of the Board of the Dr. A.F. Philips Stichting.

                  Messrs. A. Leysen, L.C. van Wachem, C.J. Oort and C. Boonstra are also member of the Board of the Dr. A.F. Philips Stichting.



       ITEM 11 COMPENSATION OF DIRECTORS AND OFFICERS

                  The remuneration of the members of the Group Management Committee is determined by the Supervisory Board. The total remuneration of members of the Group Management Committee and the other officers include a variable part, which is determined annually by the Supervisory Board as far as the members of the Group Management Committee are concerned and by the Board of Management for other officers, taking into account the financial results and other factors. The remuneration of the members of the Supervisory Board is determined by the Annual General Meeting of Shareholders. The remuneration for individual members is NLG 90,000 and for the Chairman NLG 165,000.
                  For information on the remuneration of members of the Board of Management and the Supervisory Board, see page 89 of the 1998 Annual Report incorporated herein by reference.
                  The aggregate direct remuneration paid in 1998 to, or for the benefit of, the members of the Supervisory Board, the Board of Management and 54 officers in the Netherlands, taken as a group, was as follows:

       Aggregate direct remuneration                       NLG      60,777,000

       Contribution to retirement plans in 1998            NLG       4,358,000

                  The registrant does not report to its shareholders, or otherwise make public, the information specified in this Item for individually named directors and officers.

       ITEM 12 OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

                  During 1998, 1,943,800 stock options to purchase Common Shares of Koninklijke Philips Electronics N.V. were issued. In 1998 3,163,060 options were exercised; 223,744 initially allocated options were forfeited due to resignations/dismissals prior to vesting, and, to a lesser extent, the achievement of a lower than targeted number of options, with respect to the 1995 - 1997 cycle. Until February 24, 1999, 724,750 stock options were newly issued and 221,958 stock options were exercised. As of February 24, 1999 the number of shares issuable upon exercise of stock options outstanding was 6,169,326 (December 31, 1998:
       5,666,534 stock options).
                  For a discussion of the options and the employee debentures, see also Note 20: "Long-term debt", Note 22: "Share premium and other reserves" and Note 23: "Stock-based compensation" of "Notes to the Consolidated Financial Statements" on pages 107 through 109 of the 1998 Annual Report incorporated herein by reference.
                  The registrant does not report to its shareholders, or otherwise make public, the information specified in this Item for individually named directors and officers.
                  The following table provides more detailed information about the stock options outstanding at February 24, 1999. See also Note 23:
       "Stock-based compensation" on page 109 of the 1998 Annual Report incorporated herein by reference.

       Fixed option plans:
                                                                           options outstanding                options exercisable
                                             number             exercise              exercise          number           weighted
                                        outstanding            price per                period     exercisable            average
                                        at Feb. 24,                share              (ending)     at Feb. 24,          price per
                                               1999            (price in                                  1999              share
                                                                    NLG)                                                (price in
                                                                                                                             NLG)
                                  ---------------------------------------------------------------------- -------------------------
       1994                                  65,650                50.00         March 3, 1999          65,650              50.00
       1995                                 303,900                55.60         Feb. 21, 2000         303,900              55.60
       1996                                 692,200                66.40         Feb. 14, 2001         692,200              66.40
       1996                                  24,000                58.30         Oct. 23, 2001          24,000              58.30
       1997                               1,012,400                81.00         Feb. 12, 2002        1,012,400             81.00
       1997                                  25,000                97.00         Apr. 22, 2002               -              97.00
       1997                                 196,000               171.30         July 23, 2002               -             171.30
       1997                                  54,500               160.20         Oct. 22, 2002               -             160.20
       1998                               1,161,900               145.00         Feb. 11, 2003               -             145.00
       1998                                  56,000               185.30         Apr. 21, 2003               -             185.30
       1998                                   3,000               171.30         July 22, 2003               -             171.30
       1998                                  96,000               102.00         Oct. 21, 2003               -             102.00
       1999                                 724,750               138.90         Feb. 10, 2004               -             138.90
                                                               (price in                                                (price in
                                                                    US$)                                                     US$)
       1998                                 621,150        51.75 - 94.37          Oct. 1, 2008               -              69.34
                                      --------------                                               ------------
                                          5,036,450                                                  2,098,150

       Variable plans:
                                                               (price in                                                (price in
                                                                    US$)                                                     US$)

       1991 - 1992                           41,716          11.81-21.38         Dec. 31, 2000          41,716              12.82
       1993 - 1994                          177,885          11.00-27.56         Dec. 31, 2002         177,885              11.66
       1995 - 1997                          913,275          30.00-56.81         Dec. 31, 2004         543,661              31.46
                                      --------------                                               ------------
                                          1,132,876                                                    763,262

       ITEM 13 INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

                  The registrant does not report to its shareholders, or otherwise make public, the information specified in this Item for individually named directors and officers.

       ITEM 14 DESCRIPTION OF SECURITIES TO BE REGISTERED

                  Omitted pursuant to Form 20-F General Instruction G(b).

       ITEM 15 DEFAULTS UPON SENIOR SECURITIES

                  None.

       ITEM 16 CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

                  None.

       ITEM 18 FINANCIAL STATEMENTS

                  The  following  portions  of the  Company's  1998  Annual
       Report as set forth on pages 72 through 127 are incorporated herein by reference and constitute the Company's response to this Item:

                  "Accounting principles"
                  "Consolidated statements of income of the Philips Group" "Consolidated balance sheets of the Philips Group" "Consolidated statements of cash flows of the Philips Group" "Consolidated statements of changes in stockholders' equity" "Notes to the consolidated financial statements of the Philips Group"

       Schedules:
                  Schedules are omitted as they are either not required or not applicable.

       ITEM 19 FINANCIAL STATEMENTS AND EXHIBITS

       (a) INDEX TO FINANCIAL STATEMENTS

                  See Item 18 above.

                  The total amount of long-term debt securities of the Registrant and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

       (b) INDEX OF EXHIBITS

                  I Independent auditors' report and consent of the independent auditors.

                  II The 1998 Annual Report to Shareholders of the Company, which is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.

                  III Articles of Association,  as amended, dated as of April 1,
                      1998 (English translation).

                  IV Offer Agreement, dated as of June 21, 1998, among The Seagram Company Ltd. ("Seagram"), the Company and PolyGram N.V. ("PolyGram") (incorporated by reference to
                      Exhibit 2.1 to Seagram's Amendment No. 1 to Current Report on Form 8-K/A dated June 22, 1998).

                  V Tender Agreement, dated as of June 21, 1998, between Seagram and the Company (incorporated by reference to Exhibit 2.2 to Seagram's Amendment No. 1 to Current Report on Form 8-K/A dated June 22, 1998).

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.


       /s/ C. Boonstra                                             /s/ J. Hommen
       C. Boonstra                                                     J. Hommen
       (President, Chairman                           (Executive Vice-President,
       of the Board of Management and                     Member of the Board of
       the Group Management Committee)                        Management and the
                                                     Group Management Committee,
                                                    and Chief Financial Officer)

                                   Registrant

       Date: March 23, 1999

                                  EXHIBIT INDEX



Exhibit
Number             Description of Exhibit


I Independent auditors' report and consent of the independent auditors.

II The 1998 Annual Report to Shareholders of the Company which is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.

III Articles of Association, as amended, dated as of April 1, 1998 (English translation).

IV Offer Agreement, dated as of June 21, 1998, among Seagram, the Company and PolyGram (incorporated by reference to Exhibit 2.1 to Seagram's Amendment No. 1 to Current Report on Form 8-K/A dated June 22, 1998).

V Tender Agreement, dated as of June 21, 1998, between Seagram and the Company (incorporated by reference to Exhibit 2.2 to Seagram's Amendment No. 1 to Current Report on Form 8-K/A dated June 22, 1998).