Form 20-F
period 1999-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2000-03-29
CIK 313216

 -----------------------------------------------------------------------------
     As filed with the Securities and Exchange Commission on March 29, 2000
 -----------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

       (Mark one)
       [ ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
       [X]         ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
       [ ]     TRANSITION REPORT PURSUANT TO SECTIONS 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                         Commission file number 2-20193

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
               (Exact name of Registrant as specified in charter)

                                THE NETHERLANDS
                (Jurisdiction of incorporation or organization)

       REMBRANDT TOWER, AMSTELPLEIN 1, 1096 HA AMSTERDAM, THE NETHERLANDS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class                   Name of each exchange on which registered

COMMON SHARES - PAR VALUE                              NEW YORK STOCK EXCHANGE
EURO (EUR) 1 PER SHARE

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      NONE

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                COMMON SHARES - PAR VALUE EURO (EUR) 1 PER SHARE

                                (Title of class)

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Class                                                                                  Outstanding at December 31, 1999
KONINKLIJKE PHILIPS ELECTRONICS N.V.
Priority Shares par value     EUR       500 per share                                                         10 shares
Common Shares par value       EUR         1 per share                                                339,078,811 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                       Yes   X               No
                          ------               ------

Indicate by check mark which financial statement item the registrant has elected to follow.

                   Item 17                   Item 18   X
                          ------                    ------

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                              RICHARD C. MORRISSEY
                              SULLIVAN & CROMWELL
                               ST. OLAVE'S HOUSE
                               9a IRONMONGER LANE
                        LONDON EC2V 8EY, UNITED KINGDOM
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

EXCHANGE RATES
              In this report amounts are expressed in euros ("euros" or "EUR") or in US dollars ("dollars", "US $" or "$").

              Beginning in 1999, Philips' consolidated financial statements are reported in euros. Previously presented financial statements denominated in Dutch guilders have been translated into euros using the irrevocably fixed conversion rate applicable since January 1, 1999 for all periods presented (EUR 1 = NLG 2.20371). Historically, the consolidated financial statements of the Group were prepared using the Dutch guilder as the reporting currency. The euro was introduced on January 1, 1999. The countries participating in the European single currency are: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, Portugal, Spain and the Netherlands.

              Management believes that the consolidated financial statements reported in euros reflect the same trends as previously reported. Expression of these historical amounts in euros does not eliminate or alter any translation effect that existed when they were originally reported in Dutch guilders. The consolidated financial statements may not be comparable with those of other companies that are also reporting in euros if other companies restated their financial statements from a currency other than the Dutch guilder.

              Unless otherwise stated, for the convenience of the reader the translations of euros into dollars appearing in this report have been made at the balance sheet rate on December 31, 1999 (US $ 1 = EUR 0.9914). This rate is not materially different from the Noon Buying Rate in New York City for cable transfers in foreign currencies as testified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on such date (US $ 1 = EUR 0.9930).

              The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate. The years prior to 1999 have been converted into euros using the irrevocably fixed conversion rate which became effective on January 1, 1999 (EUR 1 = NLG 2.20371):


        Calendar period                      Period End                Average  (1)               High               Low
        ----------------------------------------------------------------------------------------------------------------
                                                                     (EUR per US $ 1)
                                      ----------------------------------------------------------------------------------
        1995                                    0.7272                 0.7290                  0.7930            0.6925
        1996                                    0.7837                 0.7634                  0.7968            0.7295
        1997                                    0.9202                 0.8887                  0.9610            0.7850
        1998                                    0.8517                 0.8996                  0.9479            0.8232
        1999                                    0.9930                 0.9455                  0.9984            0.8466
        2000 (through Feb. 25)                  1.0243                 1.0246                  1.0276            0.9676

       (1) The average of the Noon Buying Rates on the last day of each month during the period.

       See also Item 8: "Selected Consolidated Financial Data".

              Philips publishes its financial statements in euros while a substantial portion of its assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.

       INTRODUCTION

              In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. In particular, among other statements, certain statements in Item 1 "Description of Business" with regard to management objectives, market trends, market standing, product volumes and business risks, the statements in Item 3 "Legal Proceedings", the statements in Item 9 "Management's Discussion and Analysis of Financial Condition and Results of Operations" with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates and Item 9A "Quantitative and Qualitative Disclosures about Market Risks" are forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates, changes in tax rates and future business combinations, acquisitions or dispositions, and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

       Specific portions of Philips' Annual Report 1999 to Shareholders are incorporated by reference in this report on Form 20-F to the extent noted herein. Philips' Annual Report for 1999 comprises 2 separate booklets entitled "Management Report" and "Financial Statements".

ITEM 1 DESCRIPTION OF BUSINESS

THE STRUCTURE OF THE PHILIPS GROUP

       The following information is important for understanding the structure of the Philips group ("Philips" or the "Group").

       Koninklijke Philips Electronics N.V. (the "Company" or "Royal Philips Electronics") is the parent company of Philips. Its shares are listed on the Amsterdam Exchanges, the New York Stock Exchange, the London Stock
Exchange and several other stock exchanges. The management of the Company is entrusted to the Board of Management under the supervision of the Supervisory Board. The Group Management Committee, consisting of the members of the Board of Management, certain Chairmen of product divisions and certain key officers, is the highest consultative body within Philips to ensure that business issues and practices are shared across Philips and to define and implement common policies. Members of the Board of Management and the Supervisory Board are appointed by the Annual General Meeting of Shareholders on the recommendation of the Supervisory Board and the Meeting of Priority Shareholders. See Item 4: "Control of Registrant". The other members of the Group Management Committee are appointed by the Supervisory Board. The general management of Philips' worldwide operations is centered in Amsterdam and Eindhoven, the Netherlands. The activities of Philips are organized in product divisions which are responsible for the worldwide business policy. Philips has more than 200 production sites in over 25 countries and sales and service outlets in some 150 countries. Products, systems and services are delivered in the fields of lighting, consumer electronics and communications, domestic appliances and personal care, components, semiconductors, medical systems, business electronics and information technology. In the course of 1999 the Board of Management decided to regroup all activities of the Business Electronics division. Upon completion of the regrouping, this division ceased to be an organizational entity effective January 1, 2000. The responsibilities for the various businesses have been reallocated to other divisions. However, the financial reporting on Business Electronics in the product sector reporting remained unchanged until this date. The changes from January 1, 2000 onwards are described in the applicable section of the "Product Sectors and Principal Products" under Item 1.

BUSINESS OF PHILIPS

       Since it started its activities in 1891, Philips has grown from a small incandescent lamp factory to a widely diversified multinational group of companies, engaged primarily in the manufacture and distribution of electronic and electrical products, systems and equipment, as well as information technology services.

       Philips has made significant progress in reviewing its portfolio of businesses, which started in 1996. The portfolio has been cleaned up during 1997, 1998 and 1999. The number of businesses has been reduced by approximately 40, while the number of divisions has been reduced from 12 to 7, bringing more transparency, accountability and focus. At present, rather than acquiring businesses in new areas, Philips is focusing on strengthening its existing core businesses, through selected acquisitions, and through disposal of businesses that are underperforming and not essential from a strategic viewpoint. A few examples are the sale of Philips' 75% equity interest in PolyGram N.V., the disposition of Philips' conventional (non-ceramic) Passive Components business group, the sale of Philips Car Systems, the termination of Philips' involvement in the German consumer electronics company Grundig AG, the termination of Philips' media portfolio, the divestiture of the data communication activities and various miscellaneous activities. (For a further description see "Product Sectors and Principal Products".)

       In the course of 1996, Philips undertook a major review of its governance model (i.e. the organizational systems, procedures and structure by which the Group is managed). This review started at the corporate headquarters where the corporate staff has been refocused on a limited number of corporate functions and core processes, whereas the corporate services have been refocused on a few shared activities. As part of the new governance model, a new set of performance processes, such as a strictly applied budgeting system and monthly performance review, were developed. In the course of 1997, the new governance model was introduced at the level of businesses, product divisions, regions and countries. The key part of this model was to decentralize decision-making and to streamline corporate departments.

       In addition to streamlining its portfolio of businesses and management, Philips engaged in a comprehensive review of its strategy and portfolio, involving the field of high-volume electronics - televisions, audio systems, telephones and PC-related equipment. Philips has decided to focus on high-volume electronics because the businesses in this field are strongly interrelated through brand, technologies, manufacturing and sales channels and already generate more than one third of Philips' total sales. That is why, as of January 1, 1998, Philips grouped together the relevant operations of Sound & Vision, Philips Consumer Communications and Business Electronics into a single Consumer Electronics organization, and created a new Business Electronics division to coordinate business and professional applications. Given that the technologies of TV, audio, telecommunications and computing are increasingly converging, these combinations are appropriate.

It is expected that they will capitalize on the strength of the Philips brand and make new business generation easier, market intelligence more coordinated and time-to-market shorter. In addition, the Business Electronics division has been discontinued as an organizational entity as per January 1, 2000. To reflect the trend that many of the Business Electronics businesses are becoming more consumer oriented, the major part has been transferred to Consumer Electronics.

       Besides high-volume electronics, there are other very important building blocks that make up the Group. The Semiconductors and Components divisions play a crucial role, both as internal suppliers and through their leading positions in the external market. The capital expenditures required in this field place considerable demands on management in terms of ensuring adequate returns by means of flexible and cost-effective operations.

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

       In the area of information technology services, Philips is evaluating a number of strategic options for Origin, including the merits of obtaining a primary listing. Having successfully restructured its operations, Origin may require greater freedom and flexibility to realize its full potential for profitable growth in the e-commerce environment while unlocking its value for the Philips shareholder.

       Aggressive and able competition is encountered worldwide in virtually all of Philips' business activities. Competitors range from some of the world's largest companies offering a full range of products to small firms specializing in certain segments of the market. In many instances, the competitive climate is characterized by rapidly changing technology that requires continuing research and development commitments and by capital-intensive needs to meet customer requirements. Also, the competitive landscape is changing as a result of increased alliances between competitors.

    PRODUCT SECTORS AND PRINCIPAL PRODUCTS

       In 1998, Philips changed its product sector reporting to comply with the new requirements of Statement of Financial Accounting Standard No. 131, issued by the Financial Accounting Standards Board of the United States. As a consequence, the related activities are grouped together into seven product sectors based on similar markets and the use of similar technologies. The product sectors are as follows: Lighting, Consumer Products, Components, Semiconductors, Professional, Origin and Miscellaneous. In the course of 1999, the Board of Management decided to regroup all the activities of the Business Electronics division, part of the Professional sector. Upon completion, this division ceased to be an organizational entity, effective January 1, 2000 and its activities have been regrouped to the Consumer Electronics and Miscellaneous divisions. However, the financial reporting on Business Electronics in the product sector reporting remained unchanged until this date.

       For a description of the changes, and data related to aggregate sales, segment revenues and income from operations, see Note 29: "Information relating to product sectors and geographic areas" on pages 55 through 63 of the 1999 Annual Report -Financial Statements- incorporated herein by reference. For a discussion of revenues and income from operations of the product sectors, see
Item 9: "Management's Discussion and Analysis of Financial Condition and Results of Operations". For a discussion of recent acquisitions and alliances, see also "Cooperative Business Activities and Unconsolidated Companies" under Item 1.

    LIGHTING

       Philips has been engaged in the lighting business since 1891 and is a leader in the world market for lighting products with recognized expertise in the development and manufacture of lighting products. A wide variety of applications is served by a full range of incandescent and halogen lamps, compact and standard fluorescent lamps, automotive lamps, high-intensity gas-discharge and special lamps, QL induction lamps, fixtures, ballasts, lighting electronics and batteries. Lighting products are manufactured in facilities worldwide.

       Philips' worldwide presence in the lighting market has given it a strong international position in lighting projects, both in design and full-scale turn-key project installation. These activities require sophisticated expertise and help Philips to maintain its leading position in the professional lighting market.

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

       Philips' position as a supplier of headlights to the car industry is very strong in Japan, where Philips is the market leader, and Philips is rapidly establishing a full global presence in this field. Another innovation is the UHP (Ultra High Power) lamp which is applied in LCD projectors of leading companies for applications such as business presentations and large-screen consumer TVs. UHP will also increase the application possibilities of fiber-optic lighting. Philips Lighting's PowerLife battery gives more power and longer life than conventional alkaline batteries. Advanced graphite technology is the key to PowerLife's success in answering consumer demand for batteries which perform better in "high-drain" products.

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

       Philips Lighting is also aware of the problem of hazardous waste. The small-diameter TL5 fluorescent lamp combines energy efficiency with a low mercury content. Philips' low-mercury ALTO(TM) technology - the first to comply with the relevant US environmental protection legislation - has met with considerable success.

       In Europe, the TLD Super 80 Generation fluorescent lamps are now recyclable, minimizing end-of-life disposal problems and the impact on the environment, while the outstanding performance of the series is not appreciably affected. This technology enables virtually complete recycling of the lamp materials.

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

       Philips' specially designed Halogena (TM) light bulb welcomed the new millennium, lighting up the world-famous New Year's Eve in Times Square, New York.

       In recent years Philips Lighting has completed a number of strategic acquisitions and joint ventures, seeking to strengthen its presence in the historically faster-growing areas of the world, such as the Asia-Pacific region and Eastern Europe. Acquisitions include the Farel Mazury luminaire operation
(1996) and Polam Pabianice (1997) in Poland. In November 1999 two new acquisitions were added: Construlita de Queretaro in Mexico and ECS Lighting Controls Ltd in the UK. Market leadership in LEDs (light-emitting diodes) has been strengthened by the expansion of LumiLeds Lighting, the 50-50 joint venture established in 1997 with Agilent Technologies -a spin-off from Hewlett-Packard-which now employs 1,000 persons. The venture will develop, manufacture and market LEDs, modules, products and systems worldwide for an increasingly broad range of applications.

       In 1997, the new organization of Philips Lighting worldwide became effective. This consists of five integrally responsible businesses: Lamps, Luminaires, Automotive, Lighting Electronics & Gear, and Batteries. Each of these is given complete control over all its processes. Philips Lighting continues to give top priority to cycle-time reduction. In 1998, Philips Lighting started to give new impetus to quality improvement activities through the BEST approach (Business Excellence through Speed and Teamwork). This program has been implemented Philips-wide during 1999. Philips is placing strong emphasis on value creation through profitable growth in emerging markets such as Central and Eastern Europe and Asia Pacific, while further improving its position in mature markets. Philips sees continued growth potential in this division, with special opportunities in areas such as energy-saving lighting and technologically advanced lighting applications.

     CONSUMER PRODUCTS

       This sector comprises the divisions Consumer Electronics and Domestic Appliances and Personal Care.

       The Consumer Electronics division encompasses all Philips-branded products in the fields of television, video equipment, audio, PC peripherals, and communications. Besides Philips-branded products, Consumer Electronics is also an important Original Equipment Manufacturer (OEM) supplier, particularly of monitors and VCRs. The division retained its No. 3 position in the global market for audio and video products in 1999 and its No. 2 position in Europe. Philips has a leading role in the development of flatscreen and widescreen television sets featuring the 16:9 format. Philips is increasingly focusing on new digital consumer applications and products which exploit the convergence of audio and video technologies with telecommunications and information technology. The Consumer Electronics division is a pioneer in, for instance, Digital TV, a medium that brings a new dimension to home entertainment, offering a wider choice of channels, true widescreen pictures, optimum sound quality and interactive services. The division has launched Digital TV in the UK and introduced a widescreen rear-projection HDTV set in the US. Not included in this reporting are the activities belonging to digital networks, which encompasses most of the businesses which were transferred from Business Electronics as of January 1, 2000.

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

       In Europe, Philips and Warner Home Video have launched a joint marketing effort focusing on DVD-Video as the ultimate medium for a cinema-style viewing and listening experience in the home. A full-length feature movie fits onto a single DVD-Video disc. Philips' latest CD Recorders allow the user hear his choice of music as he really wants it. With the Philips dual-deck CDRecorder, the user can make his own personal CDs without the need for a second CD player.

       In the field of PC Peripherals, Philips is the world's No. 2 and Europe's No. 1 supplier of computer monitors (in volume terms). Philips makes a full range of Cathode Ray Tubes (CRT) monitors, as well as LCD-based flat-screen models. Philips is a leading supplier of observation systems e.g. for hospitals, security cameras and PC video cameras, which are instrumental in the fast growing market for video mail. They also market products for optical storage and sound reproduction, Universal Serial Bus (USB) peripherals and LCD projectors. Over the next few years, emphasis will be increased on wireless interconnectivity.

       Philips develops, manufactures and markets a wide range of consumer communications products, including digital and analogue cellular phones, corded phones, faxes and answering machines. In volume terms, Philips is one of Europe's leading providers of corded and cordless phones and answering machines. For the future, the main focus of cellular wireless products is on GSM technology, which currently represents the major part of the global cellular market. Meanwhile, development continues on third-generation digital mobile phone technology, involving the deployment of wideband wireless networks which will provide consumers with voice, data and multimedia services on their phones.

       On October 1, 1997, Philips (60%) and Lucent Technologies (40%) formed a joint venture for mobile communications comprising the Philips Consumer Communications business and the Lucent Consumer Products division. Despite ambitious plans for break-even results in the second half of 1998, PCC continued to incur substantial losses and consequently the joint venture was dissolved on September 27, 1998. Each party retained the business previously contributed to the joint venture. Ambitions for the remaining activities have been scaled back and the product offering streamlined, resulting in substantial reduction of losses.

       The Domestic Appliances and Personal Care division includes home comfort and kitchen appliances, shavers and other personal care products. Philips produces the Philishave, a dry shaver which is based on the Philips-invented rotary shaving technique. The division is the world market leader in dry shaving with leading positions in Europe, Latin America and the United States. Other personal care products include female depilatory products, skin care, dental care, hair care, vital body signs and sun care products.

       Philips provides products for all stages of food preparation, such as mixers, blenders, food processors, kettles, toasters, coffee makers, deep fryers, grills and table-top cooking. Philips manufactures and markets vacuum cleaners, irons, air cleaners and heating appliances. The division holds the world No. 2 position in ironing. Domestic appliances and personal care products are sold under the Philips brand and other brand names.

       Philips has long been successful on the US market under the brand name Norelco and will continue to use this brand name for male shaving and grooming products. To further boost growth, Philips introduced the Philips brand name there in 1998, with initially the focus on body beauty and health. Philips has also started re-launching products formerly sold under the Norelco brand name as Philips products.

     COMPONENTS

       Philips Components is a leading supplier of display, storage and other important sub-systems that help define the digital and electronic products that are changing and shaping our world today.

       It has major production facilities in Europe, the United States, Latin America and the Asia Pacific region. Based on world-class technology and customer knowledge, Philips Components provides a competitive advantage for OEMs in the consumer electronics, electronic data-processing, telecommunications and automotive industries. Philips Components has initiated a strategic refocus on innovative products for these markets, exploiting the synergies available within Philips and, where necessary, entering into alliances to access the required competencies. In 1998, this led to an agreement on the divestiture of the Non-Ceramic Passive Components business, which was completed in January 1999.

       Philips is the world's leading manufacturer of color picture tubes for televisions and monitors. In 1997 a majority shareholding was established in Hua Fei Colour Display Systems Co. Ltd. in Hua Fei, China, and accordingly, the financial statements of this joint venture are consolidated since January 1, 1997. On April 1, 1998, Philips increased its ownership in Hosiden and Philips Display Corp., a joint venture in Japan for the development, production and sale of active matrix LCDs, from 50% to 80%. As from the same date, Hosiden and Philips Display Corp. (HAPD) is reported as a consolidated company. In addition to the joint venture between Hosiden and Philips Display in Japan, a joint venture was created in July 1999 between Philips and LG Electronics of South Korea, under the name LG.Philips LCD. This makes Philips the world's largest manufacturer of flat-panel displays for notebook computers, desktop monitors and digital TVs - a market that is expected to grow rapidly. In November 1999, the joint venture LG.Philips LCD introduced the world's first 22-inch flat panel display. Referred to as Thin Film Transistor LCD (TFT-LCD), or Active Matrix LCD (AMLCD), it is used in applications such as desktop-publishing monitors and digital TV. In small display systems, Philips is the world's leading maker of passive LCDs for cellular telephones and handheld devices. In addition, a wide range of Active Matrix LCDs is offered for automotive applications, cockpit navigation and electronic games.

       Philips is a leading manufacturer of CD-ReWritable drives and supplier of choice to many of the world's top ten PC manufacturers. Philips is also a leading producer of modules for CD-ReWritable and Video CD.

     SEMICONDUCTORS

       Philips Semiconductors, currently No. 9 in the provisional 1999 Dataquest ranking of global semiconductor manufacturers, is a major supplier and partner of manufacturers in the consumer electronics, telecommunications, automotive, PC and PC peripherals industries. Its integrated circuits and discrete semiconductors help to make their products better, smaller, cheaper, more energy efficient and therefore 'greener'.

       In June 1999, Philips acquired the semiconductor manufacturer VLSI Technology Inc., based in San Jose, California, and employing 2,200 persons worldwide. VLSI and Philips Semiconductors have complementary portfolios and operations. The combination of VLSI's digital expertise and capabilities in wireless communications, computer networking and ASICs (application-specific integrated circuits) with Philips' strengths are expected to create many new opportunities for growth.

       In support of the strategy of Philips Semiconductors to remain a top-flight process technology player, strategic alliances are being strengthened and substantial investments are being made in technology, especially in Complementary Metal Oxide Semiconductor (CMOS). Leadership in cost/performance will be maintained and increased by continuing to supply advanced technologies at affordable prices, also in an era of platform-based silicon solutions.

       Major production facilities are located in Europe, the United States and Asia. Philips, Taiwan Semiconductor Manufacturing Company (TSMC) and the Economic Development Board of Singapore (EDB Investments) are together investing US $ 1.2 billion in a new chip factory in Singapore. This will enable the Company to benefit from the forecast growth in demand for logic chips for consumer electronics and communications applications toward the end of 2000. The factory will produce the latest type of chip, with interconnects as thin as 0.25 micron (1/400th of the thickness of a human hair).

     PROFESSIONAL

       This sector comprises two divisions: Medical Systems and Business Electronics (the latter until Jan. 1, 2000).

       Philips Medical Systems ranks among the top three diagnostic imaging companies in the world. The division offers healthcare providers a full range of imaging modalities and services in the areas of X-ray, computed tomography, magnetic resonance and ultrasound systems. Its IT systems enable imaging departments to become completely digital, with improved access to images and seamless integration with hospital-wide IT networks. Services include management consultancy, training and technical services to help hospitals operate more efficiently and cost-effectively.

       Philips has technology agreements with Analogic Corporation of the United States and Hitachi Medical Corporation of Japan for the development, production and sale of medical equipment.

       Philips Medical Systems, already the world leader in X-ray imaging systems, has significantly strengthened its position in the field of diagnostic imaging with the acquisition of ATL Ultrasound as of October 1, 1998. This company is one of the leaders in ultrasound imaging systems - one of the fastest growing sectors of the market - and a clear leader in all-digital ultrasound systems. The quality of its products and their performance is widely recognized, and its leading ultrasound product has been selected by NASA for use in the international space station scheduled to become operational in 2001. Demand for diagnostic imaging products and services is expected to continue to grow as new markets emerge and advances are made in functionality, e.g. through the further integration of IT solutions. The synergy between Philips and ATL has already begun to bear fruit. Philips has expanded direct sales of ATL's products in 13 countries and the Philips and ATL sales teams are working closely together in the USA and elsewhere, the outcome being additional growth of ATL sales.

       Philips is the leading innovator in cardiovascular imaging. More than half of all cardiovascular x-ray procedures in the world are performed with Philips' equipment and the Integris system has become the system of choice of leading medical institutions.

       The Business Electronics division focuses on the business-to-business sector. Main product areas are digital videocommunications systems, broadband network equipment, business communication systems, communication and security systems, and fax equipment. The division is a major supplier of electronic manufacturing equipment to the semiconductor industry. It also deals with infrastructural and industrial projects. Effective January 1, 2000, Business Electronics has for the most part been integrated into the Consumer Electronics division. The largest business group is videocommunication systems, where Philips is a leading supplier of digital set-top boxes. Certain smaller units of Business Electronics are being integrated into the Miscellaneous sector.

     ORIGIN

       Origin (in which Philips holds a 98% majority interest) is a global, full-service information technology services company. Today, more than 16,000 Origin professionals work in 30 countries, successfully delivering information technology services to multinational corporations, including 100 of the Fortune 500 companies. Origin offers value-added services in the areas of consulting, enterprise solutions, application and infrastructure management, together with systems development, implementation, integration and management. This core set of services is complemented by the e-service offerings focused on helping customers extend their supply chain activities between their customers, vendors and employees.

       With a global team of more than 5,000 professionals Origin is engaged in services supporting the implementation, operations and maintenance of complex distributed enterprise applications. Origin is acknowledged as one of only a handful of suppliers who can deliver these critical services. Beyond its own internal resources, Origin has established partnerships with other industry leaders that enable it to deliver the full range of information technology services that business needs today.

     MISCELLANEOUS

       This sector comprises various activities and businesses, including other businesses not belonging to a product division, as well as Philips Research, Corporate Intellectual Property, Philips Centre for Industrial Technology, Philips Machinefabrieken and Philips Design. Philips Plastics and Metalware Factories' (PMF's) printed circuit board and metal display components activities have been divested.

       Philips Machinefabrieken, which includes the remaining activities of PMF, manufactures customer-specific machinery, tools and precision components for high-quality professional equipment.

RESEARCH AND DEVELOPMENT

       Continuous efforts to sustain the strong performance in the field of research and development activities are of the utmost importance to Philips in order to preserve and strengthen the Company's competitiveness in its various markets. Through substantial investments in R&D, Philips has created a large knowledge base. Each year, new technological breakthroughs are added to Philips' long list of research successes.

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

       Product development laboratories and the manufacturing operations are supported by the Center for Industrial Technology. This organization has its headquarters in Eindhoven and regional support centers in Asia Pacific and in the United States. In the United States, this center also provides pilot line facilities for advanced products. As a highly professional organization of over 900 employees, the Center for Industrial Technology is specialized in the innovation and improvement of production processes, and the Product Creation Process and has the capability to develop specialized advanced production equipment. The Center also gives corporate level support in the field of standardization issues.

       The achievements of Philips' laboratories in the fields of lighting, consumer electronics, optics, magnetics, mechanics and information technology have been of global significance. Achievements in research and/or development by Philips alone or, in certain circumstances, in cooperation with others, include flat-panel displays, lighting electronics, speech recognition and dialogue systems, optical and magnetic recording (DVD and DigaMax), low-power electronics (new batteries and asynchronous IC design), IC technology and other. Recent contributions applied in consumer products include various concepts for the Nexperia Digital Video Platform introduced at the 1999 Internationale Funkausstellung (IFA). For Philips' Flat TV, Research has also applied its video-processing know-how to enhance the picture quality of plasma panels. This supports Flat TV's leadership in this field, as demonstrated by its reception at the IFA, where it won the EISA award for the second time. Another recent example of a contribution to the product divisions, is the rotational angio software package which has been added to Medical Systems's Integris product, allowing the 3-D reconstruction and display of vessels.

       Philips participates in various European research and development projects such as the projects for submicron IC technology (MEDEA), information technology and telecommunications (ACTS). In the United States, Philips has played a role in the "Grand Alliance" developing a fully digital high-definition television system for terrestrial broadcasting. The standard has now been adopted by the Federal Communications Commission, and broadcast service was launched in 1998. In 1999 Philips introduced its first fully digital television receiver, taking advantage of this.

       Philips has a strong Intellectual Property Right (IPR) position consisting of approximately 60,000 registered patent rights, 21,000 registered trademarks, 6,000 design rights and a substantial number of license agreements. In 1999, Philips filed over 1,400 new patent applications and more than 1,200 worldwide patent families based upon the new patent filings of 1998. Although many of Philips' patents and licenses are significant, none is individually material to Philips' business as a whole. Patent protection is extremely important to Philips' operations. It spends significant resources to protect its intellectual property rights and intellectual property licenses.

COOPERATIVE BUSINESS ACTIVITIES AND UNCONSOLIDATED COMPANIES

       The information set forth under the heading "Cooperative business activities and unconsolidated companies" on pages 61 and 62 of the 1999 Annual Report -Management Report- of the Company, is incorporated herein by reference.

EMPLOYMENT

       The information set forth under the heading "Employment" on pages 48 and 49 of the 1999 Annual Report -Management Report- of the Company, is incorporated herein by reference.

MILLENNIUM

       For a more detailed discussion of this issue, see page 69 of the 1999 Annual Report -Management Report- incorporated herein by reference.

ITEM 2 DESCRIPTION OF PROPERTY

       Philips' manufacturing facilities, warehouses and office facilities are located in the Netherlands, the rest of Europe, the Far East and the United States and Canada. These plants are generally in good condition and adequate for the manufacturing requirements of Philips. The geographic allocation of assets employed as shown in Note 29: "Information relating to product sectors and geographic areas" on pages 55 through 63 of the 1999 Annual Report -Financial Statements- and incorporated herein by reference, is generally indicative of the location of manufacturing facilities.

ITEM 3 LEGAL PROCEEDINGS

       Philips is involved in proceedings concerning environmental problems including proceedings relating to the closure of discontinued chemical operations and the clean-up of various sites, including Superfund sites, in the United States. The potential costs related to these proceedings and the possible impact thereof on future operations are uncertain. However, based on current information, management does not believe, that the outcome of these matters or other litigation incidental to its extensive international operations and involving, among other matters, competition issues and commercial transactions, will result in a liability which would have a material adverse effect on the consolidated financial position and results of operations of Philips at December 31, 1999.

ITEM 4 CONTROL OF REGISTRANT

       The information required by this Item is incorporated by reference herein on pages 71 through 77 of the 1999 Annual Report -Financial Statements.

       As of February 25, 2000, no person is known to the Company to be the owner of more than 10% of its Common Shares.

ITEM 5 NATURE OF TRADING MARKET

       The Common Shares of the Company are listed on the Amsterdam Stock Exchange, on six other European stock exchanges and on the New York Stock Exchange. The principal markets for the Common Shares are the Amsterdam, New York and London Stock Exchanges.

       The following table shows the high and low sales prices of the Common Shares on the Amsterdam Stock Exchange as reported in the Official Price List of the Amsterdam Stock Exchange (1998 converted into euros using the irrevocably fixed conversion rate which became effective on January 1, 1999: EUR 1 = NLG 2.20371) and the high and low sales prices on the New York Stock Exchange:

                                                                      AMSTERDAM                              NEW YORK
                                                            STOCK EXCHANGE (EUR)                 STOCK EXCHANGE (US $)
                                                ------------------------------------------------------------------------
                                                        High                 Low             High                  Low
        ----------------------------------------------------------------------------------------------------------------

        1998                    1st quarter            73.74               51.05         78 1/4             54   7/16
                                2nd quarter            92.71               67.39        102 7/8             71
                                3rd quarter            87.58               36.12         94 13/16           42
                                4th quarter            61.62               36.85         71 5/16            44   5/8

        1999                    1st quarter            76.50               56.55         83 5/8             65   1/2
                                2nd quarter            97.10               71.80        100 7/8             78   1/16
                                3rd quarter           109.75               86.00        110 3/4             91   13/16
                                4th quarter           135.00               85.10        136 1/2             91   3/4

                                1st quarter
        2000              (through Feb. 25)           201.00              121.55        195 1/2            128



       The Common Shares are held by shareholders worldwide in bearer and registered form. Outside the United States, shares are held primarily in bearer form. As of February 25, 2000, approximately 81% of the Common Shares were held in bearer form. In the United States shares are held primarily in the form of registered Shares of New York Registry (Shares of New York Registry) for which Citibank, N.A., 111 Wall Street, New York, New York 10043 is the transfer agent and registrar. As of February 25, 2000, approximately 19% of the total number of outstanding Common Shares were represented by Shares of New York Registry issued in the name of approximately 1,200 holders of record. Only bearer shares are traded on the Amsterdam Stock Exchange and other European stock exchanges. Only Shares of New York Registry are traded on the New York Stock Exchange. Bearer shares and registered shares may be exchanged for each other. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of United States beneficial holders or the number of Shares of New York Registry beneficially held by US residents.

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

ITEM 7 TAXATION

       The statements below are only a summary of the present Netherlands tax laws and the Tax Convention of December 18, 1992 between the United States of America and the Kingdom of the Netherlands (the US Tax Treaty) and are not to be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, investors in the Common Shares should consult their own tax advisors.

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

       The gross amount (including the withheld amount) of dividends distributed on Common Shares will be dividend income to the U.S. shareholder, not eligible for the dividends received deduction generally allowed to corporations. However, subject to certain conditions and limitations, the Dutch withholding tax will be treated as a foreign income tax that is eligible for credit against the shareholders' US income taxes.

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

       ITEM 8 SELECTED CONSOLIDATED FINANCIAL DATA

       I. IN ACCORDANCE WITH DUTCH GAAP *     **     ***

     Beginning in 1999, Philips' consolidated financial statements are reported in euros. Previously presented financial statements denominated in Dutch guilders have been translated into euros using the irrevocably fixed conversion rate applicable since January 1, 1999 for all periods presented (EUR 1 = NLG 2.20371). Management believes that the data denominated in euros reflects the same trends as previously reported. Philips' financial data may not be comparable to other companies that also report in euros if those other companies previously reported in a currency other than the Dutch guilder.

                                                                                 (Millions, except per share data)
                                                   ------------------------------------------------------------------
                                                            1995           1996           1997            1998
                                                            EUR            EUR            EUR             EUR
       --------------------------------------------------------------------------------------------------------------
       INCOME STATEMENT DATA:
       Sales                                              25,259         27,094         29,658          30,459
       Income from operations                              1,350            422          1,714             685
       Financial income and expenses-net                    (312)          (404)          (319)           (312)
       Income from continuing operations                     971            126          1,231             541
       Net income (loss)                                   1,143           (268)         2,602           6,053

       BASIC EARNINGS PER COMMON SHARE
       (1999: EUR 1 par value; 1995 up to
       and including 1998 NLG 10 par value):
       Income from continuing operations                    2.85           0.37           3.52            1.50
       Net income (loss)                                    3.36          (0.79)          7.45           16.81

       DILUTED EARNINGS PER COMMON SHARE:
       Income from continuing operations                    2.75           0.37           3.45            1.49
       Net income (loss) (b)                                3.24          (0.79)          7.30           16.68
       Dividend per Common Share (from
         prior-year profit distribution)                    0.57           0.73           0.73            0.91

       BALANCE SHEET DATA:
       Working capital                                     1,389            610          1,900           1,170
       Total assets                                       20,981         21,907         23,322          28,153
       Short-term debt                                     1,919          2,446            821             801
       Long-term debt                                      2,837          3,409          3,209           2,786
       Short-term provisions (c)                           1,022            879            938             966
       Long-term provisions (c)                            2,438          2,541          2,313           2,019
       Minority interests                                    496            279            559             242

       Stockholders' equity                                6,626          6,585          9,154          14,560
       Cash flow data:
       Net cash provided by operating activities             662            911          3,210           2,140
       Cash flow before financing activities                (870)          (925)         3,255             699
       Net cash (used for) provided by
         financing activities                                854            777         (2,661)           (814)
       (Decrease) increase in cash and cash equivalents      (16)          (148)           594            (115)


                                            (Millions, except per share data)
                                              ----------------------------
                                                       1999          1999 (a)
                                                        EUR          US $
      --------------------------------------------------------------------
      INCOME STATEMENT DATA:
      Sales                                          31,459        31,732
      Income from operations                          1,751         1,766
      Financial income and expenses-net                  32            32
      Income from continuing operations               1,804         1,820
      Net income (loss)                               1,799         1,815

      BASIC EARNINGS PER COMMON SHARE
      (1999: EUR 1 par value; 1995 up to
      and including 1998 NLG 10 par value):
      Income from continuing operations                5.24          5.29
      Net income (loss)                                5.22          5.27

      DILUTED EARNINGS PER COMMON SHARE:
      Income from continuing operations                5.19          5.24
      Net income (loss) (b)                            5.18          5.22
      Dividend per Common Share (from
        prior-year profit distribution)                1.00          1.01

      BALANCE SHEET DATA:
      Working capital                                 1,412         1,424
      Total assets                                   29,496        29,752
      Short-term debt                                   577           582
      Long-term debt                                  2,737         2,761
      Short-term provisions (c)                       1,056         1,065
      Long-term provisions (c)                        2,062         2,080
      Minority interests                                333           336

      Stockholders' equity                           14,757        14,885
      Net cash provided by operating activities       1,913         1,930
      Cash flow before financing activities          (1,921)       (1,938)
      Net cash (used for) provided by
        financing activities                         (2,606)       (2,628)
      (Decrease) increase in cash and
         cash equivalents                            (4,527)       (4,566)

I. IN ACCORDANCE WITH DUTCH GAAP (continued) * ** ***

                                               ------------------------------------------------------------------------------
                                                       1995             1996            1997             1998            1999
                                               ------------------------------------------------------------------------------
KEY RATIOS:
Income from operations:
-  as a % of sales                                     5.3              1.6             5.8              2.2             5.6
-  as a % of net operating capital (RONA)             15.4              4.2            16.4              6.5            17.5
Turnover rate of net operating capital                2.88             2.70            2.84             2.91            3.14
Inventories as a % of sales                           20.1             16.0            15.2             14.0            14.5
Outstanding trade receivables (in months' sales)       1.5              1.3             1.3              1.3             1.4
Income from continuing operations:
- as a % of stockholders' equity (ROE)                15.8              1.9            15.9              5.1            12.6
Net debt to group equity ratio                       35:65            42:58           21:79              (d)            6:94

DEFINITIONS:
Working  capital            : current assets excluding cash and cash equivalents
                              and securities less current liabilities
Net operating capital       : intangible assets (excluding goodwill of
                              unconsolidated companies), property, plant and equipment, non-current receivables and current assets excluding cash and cash equivalents, securities and deferred tax positions, after deduction of provisions and other liabilities
RONA                        : income from operations as a % of average net
                              operating capital
ROE                         : income from continuing operations as a % of
                              average stockholders' equity
Net debt                    : long-term and short-term debt net of cash and cash
                              equivalents

(a) For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 1999 (US $ 1 = EUR 0.9914).
(b) See Note 9 of "Notes to the Consolidated Financial Statements" on page 32 of the 1999 Annual Report -Financial Statements- incorporated herein by reference for a discussion of net income (loss) on a diluted basis.
(c) Includes provision for pensions, severance payments, restructurings and taxes among other items; see Note 19 of "Notes to the Consolidated Financial Statements" on page 37 of the 1999 Annual Report -Financial Statements- incorporated herein by reference.
(d)    Not meaningful: net cash in 1998 exceeded the debt level.

* 1997 and prior years have been restated to reflect the sale of PolyGram N.V. in 1998 and to present the Philips Group accounts on a continuing basis.

** In accordance with Dutch GAAP and trends in international accounting, the proposed dividend distribution to shareholders, which is subject to approval by the General Meeting of Shareholders, is no longer recorded in the balance sheet. Prior years have been restated for comparison purposes.

*** The consolidated financial data for 1999 have been prepared in euros. Amounts previously reported in Dutch guilders are now reported in euros using the irrevocably fixed conversion rate which became effective on January 1, 1999 (EUR 1= NLG 2.20371).

II. APPROXIMATE AMOUNTS IN ACCORDANCE WITH US GAAP * (a), (b)

(See Note 28 of "Notes to Consolidated Financial Statements" on pages 50 through 54 of the 1999 Annual Report -Financial Statements- incorporated herein by reference.)

                                                                       (Millions, except per share data)
                                        -------------------------------------------------------------------------------------
                                                  1995          1996         1997         1998           1999        1999(c)
                                                   EUR           EUR          EUR          EUR            EUR          US $
    -------------------------------------------------------------------------------------------------------------------------
  INCOME STATEMENT DATA:
  Income (loss) from continuing operations          787          (519        2,500        1,025          1,595      1,609
  Discontinued operations                           216           176 )        233        4,891              -          -
  Extraordinary items, net                            -             -          (43 )        (16 )           (5 )       (5 )
  Net income (loss) in accordance with US GAAP    1,003          (343 )      2,690        5,900          1,590      1,604
  BASIC EARNINGS PER COMMON SHARE
  (1999: EUR 1 par value; 1995 up to and
    including 1998 NLG 10 par value):
  Income (loss) from continuing operations         2.24         (1.51 )       7.16         2.85           4.63       4.67
  Net income (loss)                                2.85         (1.00 )       7.70        16.39           4.61       4.65
  DILUTED EARNINGS PER COMMON SHARE:
    Income (loss) from continuing operations       2.23         (1.51 )       7.02         2.82           4.59       4.63
    Net income (loss)                              2.84         (1.00 )       7.55        16.25           4.58       4.62
  Dividend per Common Share (from prior-year
    profit distribution)                           0.57          0.73         0.73         0.91           1.00       1.01
  BALANCE SHEET DATA
  Stockholders' equity                            6,745         6,598        9,220       14,456         16,708     16,853
  Total assets                                   20,789        21,677       23,194       28,009         31,385     31,657

  (a) Under Dutch GAAP, certain product development and process development costs are capitalized in inventory. Under US GAAP such costs are required to be expensed when incurred. The figures previously presented for 1995 through 1998 have been adjusted to reflect this difference in accounting. The effect of this adjustment was to increase (decrease) both income from continuing operations and net income in accordance with US GAAP by (EUR 60 million), EUR 21 million and (EUR 40 million), in 1995, 1997 and 1998, respectively and to decrease loss from continuing operations and net loss by EUR 50 million in 1996. Additionally stockholders' equity as of the end of 1995, 1996, 1997 and 1998 was reduced by EUR 260 million, EUR 210 million, EUR 189 million and EUR 229 million, respectively.

  (b) Under US GAAP, divestitures which cannot be regarded as discontinued segments of business must be included in income from continuing operations. Under Dutch GAAP, prior to 1999, certain material transactions such as disposals of lines of activities, including closures of substantial production facilities or substantial results from disposals of interests in unconsolidated companies were accounted for as extraordinary items, whereas under US GAAP these would have been recorded in income from operations.

  (c) For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 1999 (US $ 1 = EUR 0.9914).

   * The consolidated financial data for 1999 have been prepared in euros. Amounts previously reported in Dutch guilders are now reported in euros using the irrevocably fixed conversion rate which became effective on January 1, 1999 (EUR 1 = NLG 2.20371).

III. CASH DIVIDENDS AND DISTRIBUTIONS PAID PER COMMON SHARE

       The following table sets forth in euros the gross dividends paid on the Common Shares in the financial years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of Shares of New York Registry:

                                        1995             1996            1997             1998            1999
                             ----------------------------------------------------------------------------------
-  In EUR                               0.57             0.73            0.73             0.91            1.00
-  In US $                              0.80             0.97            0.85             0.97            1.09

       The 1999 financial statements under Dutch GAAP are presented before profit distribution that is subject to shareholder approval after year-end. This is in line with Dutch GAAP requirements and trends in international accounting. Adoption of the dividend proposal by the General Meeting of Shareholders on March 30, 2000, will result in a total dividend payment in the year 2000 of EUR 399 million (EUR 1.20 per Common Share).

       The dollar equivalent of the 1999 profit distribution of EUR 1.20 - which is subject to approval by the Annual General Meeting of Shareholders on March 30, 2000 - payable to shareholders in the year 2000, will be calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company.

IV. EXCHANGE RATES US $ : EUR

                                              1995             1996            1997             1998            1999
                                      -------------------------------------------------------------------------------
-  Rate at December 31,
      (as reported)                         0.7260           0.7896          0.9166           0.8576          0.9914
-  Average rate (a)                         0.7306           0.7669          0.8849           0.8985          0.9392
-  Highest rate                             0.7941           0.7987          0.9620           0.9484          0.9987
-  Lowest rate                              0.6943           0.7306          0.7850           0.8213          0.8460

(a) The average rates are the accumulated average rates based on daily quotations.

ITEM 9 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The information required by this Item is incorporated by reference herein on pages 40 through 73 of the 1999 Annual Report -Management Report.

SUBSEQUENT EVENT

       On March 27, 2000, Philips announced the sale of approximately 20% of its shares of JDS Uniphase, resulting in an after tax gain of approximately EUR 525 million. Philips still holds 15,477,168 common shares of JDS Uniphase, of which, subject to market conditions, Philips from time to time may sell more shares. See also Note 3 and Note 11 of the Company's 1999 Annual Report - Financial Statements.

ITEM 9A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

       The information required by this Item is incorporated by reference herein on pages 67 through 68 of the 1999 Annual Report -Management Report.

ITEM 10 DIRECTORS AND OFFICERS OF REGISTRANT

       The information required by this Item is incorporated by reference herein on pages 74 through 78 of the 1999 Annual Report -Management Report- and pages 71, 75 and 76 of the 1999 Annual Report -Financial Statements.

             Mr. L.C. van Wachem is also Chairman of the Board of the Dr. A.F. Philips Stichting.

             Messrs W. de Kleuver C.J. Oort and C. Boonstra are also member of the Board of the Dr. A.F. Philips Stichting.

ITEM 11 COMPENSATION OF DIRECTORS AND OFFICERS

       For information on the remuneration of the Board of Management and the Supervisory Board, required by this Item, see page 23 for the aggregate amounts and pages 71 through 75 for individually named members of the 1999 Annual Report -Financial Statements- incorporated herein by reference.

       The aggregate direct remuneration paid in 1999 to, or for the benefit of, the members of the Supervisory Board, the Board of Management and 68 officers in the Netherlands, taken as a group, was as follows:

 Aggregate direct remuneration: EUR 21,656,000

 Contribution to retirement plans: EUR 3,135,000

ITEM 12 OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

            During 1999, 1,724,525 stock options to purchase Common Shares of Koninklijke Philips Electronics N.V. were issued. In 1999 2,065,723 options were exercised; 83,889 initially allocated options were forfeited due to resignations/dismissals prior to vesting. Until March 1, 2000, 1,182,200 stock options were newly issued, 835,909 stock options were exercised and 1,667 initially allocated options were forfeited. As of March 1, 2000, the number of shares issuable upon exercise of stock options outstanding was 5,586,071 (December 31, 1999: 5,241,447 stock options).

            For a discussion of the options and the employee debentures, see also Note 23: "Long-term debt", Note 25: "Share premium and other reserves" and Note 26: "Stock-based compensation" of "Notes to the Consolidated Financial Statements" on pages 42 through 47 of the 1999 Annual Report -Financial Statements- incorporated herein by reference.

            For information specified in this Item for individually named directors and officers, see pages 71 through 75 of the 1999 Annual Report -Financial Statements- incorporated herein by reference.

            The following table provides more detailed information about the stock options outstanding at March 1, 2000:

       Fixed option plans:
                                                                                                        options exercisable
                                                                                                                           weighted
                                                     exercise                 options                                       average
                                number              price per              outstanding                  number            price per
                           outstanding                  share                 exercise             exercisable                share
                           at March 1,              (price in                   period             at March 1,            (price in
                                  2000                   EUR)                 (ending)                    2000                 EUR)
-----------------------------------------------------------------------------------------------------------------------------------
1996                           202,650                  30.13             Feb. 14, 2001                202,650                30.13
1996                            20,000                  26.46             Oct. 23, 2001                 20,000                26.46
1997                           401,800                  36.76             Feb. 12, 2002                401,800                36.76
1997                            25,000                  44.02             Apr. 22, 2002                 25,000                44.02
1997                           135,000                  77.73             July 23, 2002                135,000                77.73
1997                            37,800                  72.70             Oct. 22, 2002                 37,800                72.70
1998                           741,400                  65.80             Feb. 11, 2003                741,400                65.80
1998                            56,000                  84.09             Apr. 21, 2003                      -
1998                             3,000                  77.73             July 22, 2003                      -
1998                            96,000                  46.29             Oct. 21, 2003                      -
1999                           906,250                  63.05             Feb. 10, 2004                      -
1999                            16,500                  83.40             Apr. 21, 2004                      -
1999                            21,500                  92.05             July 21, 2004                      -
1999                            31,600                  89.95            Sept. 22, 2004                      -
2000                         1,179,700                 168.10             Feb. 16, 2005                      -
                                               (price in US$)                                                        (price in US$)
1998                           471,311            51.75-94.37              Oct. 1, 2008                270,758                68.81
1999                           707,775           87.90-124.37              Oct. 1, 2009                      -
                      -----------------                                                          --------------
                             5,053,286                                                               1,834,408
Variable plans:
                                               (price in US$)                                                        (price in US$)
1991 - 1992                     11,042            11.81-21.38             Dec. 31, 2000                 11,042                12.85
1993 - 1994                     75,475            11.00-27.56             Dec. 31, 2002                 75,475                11.50
1995 - 1997                    446,268            30.00-56.81             Dec. 31, 2004                446,268                31.52
                      -----------------                                                         ---------------
                               532,785                                                                 532,785

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

            Omitted pursuant to Form 20-F General Instruction G(b).

ITEM 15 DEFAULTS UPON SENIOR SECURITIES

            None.

ITEM 16 CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

            None.

ITEM 18 FINANCIAL STATEMENTS

            The following portions of the Company's 1999 Annual Report -Financial Statements- as set forth on pages 3 through 63 are incorporated herein by reference and constitute the Company's response to this Item:

            "Accounting principles"
            "Consolidated statements of income of the Philips Group" "Consolidated balance sheets of the Philips Group"
            "Consolidated statements of cash flows of the Philips Group" "Consolidated statements of changes in stockholders' equity of the Philips Group"
            "Notes to the consolidated financial statements of the
             Philips Group"

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

            II The 1999 Annual Report to Shareholders of the Company, consisting of the Management Report and Financial Statements, which is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.

            III Articles of Association, as amended, dated as of May 29, 1999 - English translation - (incorporated by reference to the Company's Report on Form 6-K for the period commencing July 22, 1999 through August 9, 1999).

                                 EXHIBIT INDEX

Exhibit Number                Description of Exhibit
----------------------        ----------------------------------------------

        I Independent auditors' report and consent of the independent auditors.

        II The 1999 Annual Report to Shareholders of the Company, consisting of the Management Report and Financial Statements, which is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.

        III Articles of Association, as amended, dated as of May 29, 1999 - English translation - (incorporated by reference to the Company's Report on Form 6-K for the period commencing July 22, 1999 through August 9, 1999).

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             KONINKLIJKE PHILIPS ELECTRONICS N.V.
       /s/ C. Boonstra                                                                         /s/ J.H.M. Hommen
       C. Boonstra                                                                                 J.H.M. Hommen
       (President, Chairman                                                           (Executive Vice-President,
       of the Board of Management and                                                     Member of the Board of
       the Group Management Committee)                                                        Management and the
                                                                                     Group Management Committee,
                                                                                    and Chief Financial Officer)



                                                         Registrant

       Date: March 29, 2000