Form 20-F
period 2000-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2001-05-07
CIK 313216

       -------------------------------------------------------------------

       As filed with the Securities and Exchange Commission on May 7, 2001

       -------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark one)
[   ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2000
[ x ]                                  OR
                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
[   ]             For the fiscal year ended December 31, 2000
                                       OR

                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


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

COMMON SHARES - PAR VALUE                                NEW YORK STOCK EXCHANGE
EURO (EUR) 0.20 PER SHARE

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      NONE

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
              COMMON SHARES - PAR VALUE EURO (EUR) 0.20 PER SHARE

                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Class                                           Outstanding at December 31, 2000
KONINKLIJKE PHILIPS ELECTRONICS N.V.
Priority Shares par value    EUR    500 per share                      10 shares
Common Shares par value      EUR   0.20 per share           1,283,894,733 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                     Yes   X                   No
                        ------                   -----

Indicate by check mark which financial statement item the registrant has elected to follow.

                 Item 17                  Item 18  X
                        ------                   -----

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                              RICHARD C. MORRISSEY
                               SULLIVAN & CROMWELL
                                ST. OLAVE'S HOUSE
                               9A IRONMONGER LANE
                         LONDON EC2V 8EY, UNITED KINGDOM

TABLE OF CONTENTS


                                                                                         PAGE
                                                                                         ----
          INTRODUCTION

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS                             3

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                                           3

Item 3.  KEY INFORMATION                                                                   4

Item 4.  INFORMATION ON THE COMPANY                                                       10

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                     17

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                       17

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                                19

Item 8.  FINANCIAL INFORMATION                                                            20

Item 9.  THE OFFER AND LISTING                                                            20

Item 10. ADDITIONAL INFORMATION                                                           21

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                       22

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                           22

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                                  22

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS     22

Item 17. FINANCIAL STATEMENTS                                                             22

Item 18. FINANCIAL STATEMENTS                                                             22

Item 19. EXHIBITS                                                                         23

     In this report amounts are expressed in euros ("euros" or "EUR") or in US dollars ("dollars", "US $" or "$").

INTRODUCTION

     In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. In particular, among other statements, certain statements in Item 4 "Information on the Company" with regard to management objectives, market trends, market standing, product volumes and business risks, the statements in Item 8 "Financial Information" relating to legal proceedings, the statements in Item 5 "Operating and Financial Review and Prospects" with regard to Management's medium term performance objectives over the next 3-5 years under the heading "outlook" and trends in results of operations, margins, overall market trends, risk management, exchange rates and Item 11 "Quantitative and Qualitative Disclosures about Market Risks" are forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

     Specific portions of Philips' Annual Report 2000 to Shareholders are incorporated by reference in this report on Form 20-F to the extent noted herein. Philips' Annual Report for 2000 comprises 2 separate booklets entitled "Management Report" and "Financial Statements". Philips' First Quarterly Report 2001 is also incorporated herein by reference in this report on Form 20-F.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

I. IN ACCORDANCE WITH DUTCH GAAP * **

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

     Certain reclassifications have been made to conform prior-year's data to the current presentation.

                                                                        (Millions, except per share data)
     2000 (a)                                                2000 (b)       1999 (b)      1998 (b)      1997          1996
     US $                                                     EUR            EUR           EUR           EUR           EUR
---------------------------------------------------------------------------------------------------------------------------
              INCOME STATEMENT DATA:
   35,253     Sales                                        37,862         31,459        30,459        29,658        27,094
    3,986     Income from operations                        4,281          1,751           685         1,714           422
    1,851     Financial income and expenses-net             1,988             32          (312)         (319)         (404)
    8,940     Income from continuing operations             9,602          1,804           541         1,231           126
        -     Extraordinary (expenses) income                   -             (5)          458         1,108          (596)
        -     Discontinued operations                           -              -         5,054           263           202
    8,940     Net income (loss)                             9,602          1,799         6,053         2,602          (268)

              WEIGHTED AVERAGE NUMBER OF SHARES (IN
1,312,859        THOUSANDS)                             1,312,859      1,378,041     1,440,224     1,397,590     1,367,391
              (2000: EUR 0.20 par value; 1999: EUR
              1 par value; 1996 up to and including
              1998: NLG 10 par value):

              BASIC EARNINGS PER COMMON
                 SHARE (c)
     6.81     Income from continuing operations              7.31           1.31          0.38          0.88          0.09
     6.81     Net income (loss)                              7.31           1.31          4.20          1.86         (0.20)

              DILUTED EARNINGS PER COMMON
                 SHARE (c) (d)
     6.74     Income from continuing operations              7.24           1.30          0.37          0.86          0.09
     6.74     Net income (loss)                              7.24           1.30          4.17          1.83         (0.20)

              BALANCE SHEET DATA:
      517     Working capital                                 555          1,124         1,170         1,900           610
   35,885     Total assets                                 38,541         29,784        28,153        23,322        21,907
    1,623     Short-term debt                               1,743            577           801           821         2,446
    2,127     Long-term debt                                2,284          2,737         2,786         3,209         3,409
      902     Short-term provisions (e)                       969          1,056           966           938           879
    2,348     Long-term provisions (e)                      2,522          2,062         2,019         2,313         2,541
      437     Minority interests                              469            333           242           559           279
   20,238     Stockholders' equity (net assets)            21,736         14,757        14,560         9,154         6,585
      245     Capital stock                                   263            339         1,672         1,655         1,600

              CASH FLOW DATA:
              Net cash provided by operating
    2,789        Activities                                 2,996          1,913         2,140         3,210           911
      551     Cash flow before financing activities           592         (1,921)          699         3,255          (925)
              Net cash (used for) provided by
   (1,897)       Financing activities                      (2,038)        (2,606)         (814)       (2,661)          777
              Cash (used for) provided by
   (1,346)       continuing operations                     (1,446)        (4,527)         (115)          594          (148)

I. IN ACCORDANCE WITH DUTCH GAAP (continued) * **


                                                             2000           1999          1998          1997          1996
--------------------------------------------------------------------------------------------------------------------------
KEY RATIOS:
Income from operations:
-    as a % of sales                                         11.3            5.6           2.2           5.8           1.6
-    as a % of net operating capital (RONA)                  35.7           17.5           6.5          16.4           4.2
Turnover rate of net operating capital                       3.16           3.14          2.91          2.84          2.70
Inventories as a % of sales                                  13.9           14.5          14.0          15.2          16.0
Outstanding trade receivables
(in months' sales)                                            1.5            1.4           1.3           1.3           1.3
Income from continuing operations:
-    as a % of stockholders' equity (ROE)                    53.5           12.6           5.1          15.9           1.9
Net debt to group equity ratio                              12:88           6:94           (f)         21:79         42:58

DEFINITIONS:

Working capital        :   Current assets excluding cash and cash equivalents
                           and securities less current liabilities

Net operating capital  :   Intangible assets (excluding goodwill unconsolidated
                           companies), property, plant and equipment, non-current receivables and current assets excluding cash and cash equivalents, securities and deferred tax positions, after deduction of provisions and other liabilities


RONA                   :   Income from operations as a % of average net
                           operating capital

ROE                    :   Income from continuing operations as a % of average
                           stockholders' equity

Net debt               :   Long-term and short-term debt net of cash and cash
                           equivalents

Average number of
outstanding shares     :   Weighted average number of outstanding common shares
                           based on monthly positions during the reporting year


(a) For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2000 (US $ 1 = EUR 1.074).

(b) Income from continuing operations in these years were impacted by a number of significant one-time gains/losses. Excluding these incidental items, income from continuing operations in 2000 totaled EUR 2,564 million (1999: EUR 1,557 million, 1998: EUR 916 million) or EUR 1.95 per common share (1999: EUR 1.13, 1998: EUR 0.64). Reference is made to page 45 ("Income from continuing operations excluding one-time gains") of the 2000 Annual Report -Management Report.

(c)      Previously reported figures restated for 4-for-1 stock split.

(d) See Note 9 of "Notes to the Consolidated Financial Statements" on page 33 of the 2000 Annual Report -Financial Statements- incorporated herein by reference for a discussion of net income (loss) per common share on a diluted basis.

(e) Includes provision for pensions, severance payments, restructurings and taxes among other items; see Note 18 of "Notes to the Consolidated Financial Statements" on page 38 of the 2000 Annual Report -Financial Statements- incorporated herein by reference.

(f)      Not meaningful: net cash in 1998 exceeded the debt level.

* 1997 and prior years have been restated to reflect the sale of PolyGram N.V. in 1998 and to present the Philips Group accounts on a continuing basis.

** The consolidated financial data have been prepared in euros. Amounts previously reported in Dutch guilders are now reported in euros using the irrevocably fixed conversion rate which became effective on January 1, 1999 (EUR 1= NLG 2.20371).

II. APPROXIMATE AMOUNTS IN ACCORDANCE WITH US GAAP * (a)

(See Note 28 of "Notes to Consolidated Financial Statements" on pages 54 through 58 of the 2000 Annual Report -Financial Statements- incorporated herein by reference.)

                                                                               (Millions, except per share data)
                                                                   ------------------------------------------------------
  2000 (b)                                                            2000       1999        1998       1997        1996
  US $                                                                 EUR        EUR         EUR        EUR         EUR
--------------------------------------------------------------------------------------------------------------------------
          INCOME STATEMENT DATA:
 8,917    Income (loss) from continuing operations                   9,577      1,595       1,025      2,500        (519)
     -    Discontinued operations                                        -          -       4,891        233         176
     -    Extraordinary items, net                                       -         (5)        (16)       (43)          -
          Cumulative  effect  of a  change  in  accounting  for
    79      derivative instruments and hedging activities, net          85          -           -          -           -
 8,996    Net income (loss) in accordance with US GAAP               9,662      1,590       5,900      2,690        (343)

          BASIC EARNINGS PER COMMON SHARE
            (2000: EUR 0.20 par value; 1999: EUR 1 par value;
            1996 up to and including  1998 NLG 10 par value):

  6.80    Income (loss) from continuing operations                    7.30       1.16        0.71       1.79       (0.38)
  6.85    Net income (loss)                                           7.36       1.15        4.10       1.93       (0.25)

          DILUTED EARNINGS PER COMMON SHARE:

  6.72    Income (loss) from continuing operations                    7.22       1.15        0.70       1.76       (0.38)
  6.78    Net income (loss)                                           7.28       1.15        4.06       1.89       (0.25)

          BALANCE SHEET DATA:

21,142    Stockholders' equity                                      22,707     16,708      14,456      9,220       6,598
36,801    Total assets                                              39,524     31,385      28,009     23,194      21,677

(a) Under US GAAP, divestitures which cannot be regarded as discontinued segments of businesses must be included in income from continuing operations. Under Dutch GAAP, prior to 1999, certain material transactions such as disposals of lines of activities, including closures of substantial production facilities or substantial results from disposals of interests in unconsolidated companies, were accounted for as extraordinary items, whereas under US GAAP these would have been recorded in income from operations.

(b) For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2000 (US $ 1 = EUR 1.074).

* The consolidated financial data have been prepared in euros. Amounts previously reported in Dutch guilders are now reported in euros using the irrevocably fixed conversion rate which became effective on January 1, 1999 (EUR 1 = NLG 2.20371).

III. CASH DIVIDENDS AND DISTRIBUTIONS PAID PER COMMON SHARE

         The following table sets forth in euros the gross dividends paid on the Common Shares in the financial years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of Shares of New York Registry (all amounts after the 4-for-1 stock split):

                       2000           1999          1998          1997          1996
------------------------------------------------------------------------------------
-  In EUR              0.30           0.25          0.23          0.18          0.18
-  In US $             0.29           0.27          0.24          0.21          0.24

         The adoption of the dividend proposal by the General Meeting of Shareholders on March 29, 2001, resulted in a total dividend payment in the year 2001 of EUR 462 million (EUR 0.36 per Common Share).

         The dollar equivalent (US $ 0.32) of the 2000 profit distribution of EUR 0.36 - approved by the Annual General Meeting of Shareholders on March 29, 2001 - payed to shareholders in the year 2001, was calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company. The dollar equivalents of the prior year profit distributions paid to shareholders have been calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company.

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

         The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). The years prior to 1999 have been converted into euros using the irrevocably fixed conversion rate which became effective on January 1, 1999 (EUR 1 = NLG 2.20371):

Calendar period             Period End             Average (1)            High                  Low
---------------------------------------------------------------------------------------------------
                                                (EUR per US $ 1)
                          -------------------------------------------------------------------------
1996                            0.7837              0.7634              0.7968               0.7295
1997                            0.9202              0.8887              0.9610               0.7850
1998                            0.8517              0.8996              0.9479               0.8232
1999                            0.9930              0.9455              0.9984               0.8466
2000                            1.0652              1.0881              1.2092               0.9676
2001 (through April 17)         1.1346              1.1072              1.1371               1.0488

(1) The average of the Noon Buying Rates on the last day of each month during the period.

                                                Highest              Lowest
                                                 rate                 rate
----------------------------------------------------------------------------
October 2000                                    1.2089               1.1399
November 2000                                   1.1933               1.1456
December 2000                                   1.1403               1.0608
January 2001                                    1.0883               1.0484
February 2001                                   1.1063               1.0622
March 2001                                      1.1406               1.0715
April 2001 (through April 17)                   1.1346               1.1072

May 3, 2001 =  1.1247

         Philips publishes its financial statements in euros while a substantial portion of its assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.

         Unless otherwise stated, for the convenience of the reader the translations of euros into dollars appearing in this report have been made based on the balance sheet rate on December 31, 2000 (US $ 1 = EUR 1.074). This rate is not materially different from the Noon Buying Rate on such date (US $ 1 = EUR 1.065).

         The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips' financial statements for the periods specified.

                                      2000           1999          1998          1997          1996
---------------------------------------------------------------------------------------------------
-  Rate at December 31,
   (as reported)                    1.0740         0.9914        0.8576        0.9166        0.7896
-  Average rate (a)                 1.0858         0.9392        0.8985        0.8849        0.7669
-  Highest rate                     1.2089         0.9987        0.9484        0.9620        0.7987
- Lowest rate                       0.9675         0.8460        0.8213        0.7850        0.7306

(a) The average rates are the accumulated average rates based on daily quotations.


RISK FACTORS

         This section describes some of the risks that could affect Philips' businesses. The factors below should be considered in connection with any forward-looking statements in Philips' 20-F Report and the cautionary statements contained in "Introduction" on page 3. Forward-looking statements can be identified generally as those containing words such as "anticipates", "assumes", "believes", "estimates", "expects", "should", "will", "will likely result", "forecast", "outlook", "projects" or similar expressions. From time to time, Philips may also provide oral or written forward-looking statements in other materials Philips releases to the public.

         The risks below are not the only ones that Philips faces - some risks are not yet known to Philips and some that Philips does not currently believe to be material could later turn out to be material. All of these risks could materially affect Philips' business, its revenues, operating income, net income, net assets and liquidity and capital resources.

         Philips is a global company, which means that it is affected by economic developments in all regions of the world.

         PHILIPS' STRATEGY CALLS FOR ACQUISITIONS IN A NUMBER OF ITS CORE BUSINESSES AND, THEREFORE, PHILIPS FACES THE RISKS AND UNCERTAINTIES TYPICAL OF ACQUISITIONS.

         Philips has identified and is implementing a strategy that is designed to make Philips a world leader (i.e. among the top three competitors) in each of its businesses. Philips will continue to implement this strategy through acquisitions, as well as through internal growth. Accordingly, Philips' growth strategy depends to a large degree on the availability of suitable acquisition candidates, on the obtaining of regulatory approval and on Philips' skills in assimilating them into the group structure. Potential difficulties inherent in merges and acquisitions, such as delays in implementation or unexpected costs or liabilities, as well as the risk of not realising operating benefits or synergies from completed transactions, may adversely affect Philips' results.

         PHILIPS' SUCCESS DEPENDS UPON RECRUITING AND RETAINING KEY PERSONNEL.

         Growth areas like Semiconductors and Components require talented people with specific technical key competencies for the realization of their plans. The ability to recruit and retain quality staff, for which there is an increasing demand in the market, is a critical success factor.

         PHILIPS FACES STRONG COMPETITION IN MOST OF ITS BUSINESSES. IN PARTICULAR, THE CONSUMER ELECTRONICS INDUSTRY IS PRONE TO VIGOROUS PRICE DRIVEN COMPETITION DURING PERIODS OF DEPRESSED DEMAND. THIS COMPETITION CAN SOMETIMES PUSH PRICES TO UNPROFITABLE LEVELS, WHICH COULD AFFECT PHILIPS' FINANCIAL RESULTS.

         Most businesses in which Philips is engaged, including consumer electronics, broadband networks and electronic components, are intensely competitive. Accordingly, Philips continually faces challenges from its competitors, including rapid technological change, evolving standards, short product life cycles and price erosion. In particular, the production of electronic components for televisions and other audiovisual products carries high fixed costs which do not vary with output levels. In other words, these production costs do not decrease when the number of units produced decreases. As a result, most component makers must maintain a minimum sales volume to cover their fixed costs. When demand for their products falls, component makers often try to boost sales volume by lowering prices so that they can continue to cover their fixed costs. When many producers resort to such tactics, prices tend to fall. This tendency is encouraged during economically depressed periods as consumer will tend to be more price sensitive. Price driven competition will result in reduction of profit margins and, in some cases, losses.

         PRODUCTS IN THE SEMICONDUCTOR INDUSTRY ARE TYPICALLY SUBJECT TO CYCLICAL MARKET FORCES WHICH MAY ADVERSELY AFFECT FUTURE RESULTS OF OPERATIONS IN PHILIPS' BUSINESS UNIT SEMICONDUCTORS.

         The semiconductor industry is highly cyclical and subject to rapid technological change and has been subject to significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices and production overcapacity. Likewise, the semiconductor industry also periodically experiences increased demand and production capacity constraints. As a result, Philips' Semiconductors may experience substantial period-to-period fluctuations in future results of operations due to general industry conditions, overall economic conditions or other factors.

         IF PHILIPS FAILS TO PROTECT ITS PROPRIETARY INTELLECTUAL PROPERTY OR FACES A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, PHILIPS MAY LOSE ITS INTELLECTUAL PROPERTY RIGHTS AND BE LIABLE FOR SIGNIFICANT DAMAGES.

         Philips' success depends on its ability to obtain and retain patents, license and other intellectual property rights covering its products and its design and manufacturing processes. The process of seeking intellectual property protection can be long and expensive. Patents may not be granted on currently pending or future applications or may not be of sufficient scope or strength to provide Philips with meaningful protection or commercial advantage. In addition, effective copyright and trade secret protection may be unavailable or limited in some countries, and Philips' trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and others.

         Competitors and other third parties may also develop technologies that are protected by patents and other intellectual property rights. These technologies may therefore either be unavailable to Philips or be made available to Philips only on unfavorable terms and conditions. Litigation, which could drain Philips financial and management resources, may be necessary to enforce Philips' patents or other intellectual property rights or to defend against claims of infringement of intellectual property rights brought against Philips by third parties.

         CURRENCY FLUCTUATIONS MAY HAVE A HARMFUL IMPACT ON PHILIPS' FINANCIAL RESULTS.

         Philips has a structural currency mismatch between costs and revenues, as a substantial proportion of its production, administration and research and development costs is denominated in euro, while a substantial proportion of its revenues is denominated in US dollars. Consequently, fluctuations in the US dollar against the euro can have a material impact on Philips' financial results. In particular, a relatively stronger US dollar during any reporting period will improve Philips income, while a weaker US dollar will worsen it.

         PHILIPS MAY NOT BE ABLE TO INTRODUCE NEW PRODUCTS OR MAKE INNOVATIONS TO PHILIPS' EXISTING PRODUCTS QUICKLY ENOUGH TO RESPOND TO TECHNOLOGICAL CHANGES OR EVOLVING STANDARDS IN PHILIPS' CORE BUSINESSES. FAILURE TO DO SO WOULD CAUSE PHILIPS' COMPETITIVENESS AND RESULTS OF OPERATIONS TO SUFFER.

         Some of Philips' core businesses are concentrated in industries where technological innovation is the key competitive factor. Product innovations, technological advancements and improved products in Philips' business segments, such as consumer electronics, semiconductors, medical systems and components, may render some of its current products obsolete and/or cause them to suffer from significant reductions in value. As a result, Philips may experience a significant adverse impact on the value of its inventory, products and existing technology and may have difficulty selling these products, which would harm its results of operations.

         In addition, Philips continually faces the challenge to develop and create viable innovative new products. The ability to introduce product innovations is particularly difficult because commitments to developing new products, or upgrading existing products, must be made well in advance of sales. Philips must therefore anticipate both future demand and technology that will be available to supply this demand. If Philips is unable to do so, Philips will not be able to compete in new market or product sectors and would be reliant on older, less-marketable products and technology. This could adversely affect Philips' financial results and growth prospects in its building block businesses.

         THE POSSIBLE BENEFITS AVAILABLE THROUGH JOINT VENTURES MAY BE DIFFICULT TO ACHIEVE OR MAY PROVE TO BE LESS VALUABLE THAN PHILIPS HAD ESTIMATED. IN ADDITION, PHILIPS MAY FACE PROBLEMS RELATED TO CONFLICTS OF INTERESTS, LOSS OF CONTROL OVER CASH FLOWS AND LOSS OF PROPRIETARY TECHNOLOGIES BY PARTICIPATING IN JOINT VENTURES.

         In areas with major technological investments, like Semiconductors, Components and Consumer Communications, Philips continues to build on partnerships to share the high financial risks. Management of this growing number of strategic alliances is a risk area in itself.

ITEM 4. INFORMATION ON THE COMPANY

THE STRUCTURE OF THE PHILIPS GROUP

         The following information is important for understanding the structure of the Philips group ("Philips" or the "Group").

         Koninklijke Philips Electronics N.V. (the "Company" or "Royal Philips Electronics") is the parent company of Philips. Its shares are listed on the stock markets of Euronext Amsterdam, the New York Stock Exchange, the London Stock Exchange and several other stock exchanges. The Company was incorporated as a limited partnership with the name Philips & Co under the laws of the Netherlands on May 15, 1891. This limited partnership was converted to the limited liability company N.V. Philips' Gloeilampenfabrieken on September 11, 1912. On May 6, 1994, the name was changed to Philips Electronics N.V., and on April 1, 1998 the name was changed to Koninklijke Philips Electronics N.V. The management of the Company is entrusted to the Board of Management under the supervision of the Supervisory Board. The Group Management Committee, consisting of the members of the Board of Management, certain chairmen of product divisions and certain key officers, is the highest consultative body to ensure that business issues and practices are shared across Philips and to define and implement common policies. Members of the Board of Management and the Supervisory Board are appointed by the Annual General Meeting of Shareholders on the recommendation of the Supervisory Board and the Meeting of Priority Shareholders. See Item 7: "Major Shareholders and Related Party Transactions". The other members of the Group Management Committee are appointed by the Supervisory Board. The general management of Philips' worldwide operations has been historically centered in Eindhoven, the Netherlands. However, in the first half of 1998 the Board of Management moved to Amsterdam, the Netherlands. The activities of the Philips group are organized in product divisions, which are responsible for the worldwide business policy. Philips has more than 180 production sites in over 35 countries and sales and service outlets in approximately 150 countries. Philips, a high growth technology company, delivers products, systems and services in the fields of lighting, consumer electronics, domestic appliances and personal care, components, semiconductors and medical systems.

         Since 1996, Philips has made significant progress in a strategic review of its portfolio of businesses. It has reduced the number of businesses to approximately 80 and the number of divisions from 12 to 6, bringing more transparency, accountability and focus to its operations. At present, Philips is focusing on strengthening its existing core businesses, through selected acquisitions, and through disposal of businesses that are underperforming or not essential from a strategic viewpoint.

         Royal Philips Electronics has its corporate seat in Eindhoven, the Netherlands and is registered under number 17001910 at the Commercial Register of the Chamber of Commerce and Industry in Eindhoven, the Netherlands. The executive offices of the Company are located at the Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, the Netherlands, telephone 31 (0)20 59 77 777.

BUSINESS OF PHILIPS

         Since it started its activities in 1891, Philips has grown from a small incandescent lamp factory to a widely diversified multinational group of companies, engaged primarily in the manufacture and distribution of electronic and electrical products, systems and equipment, as well as information technology services.

         In the last five years, Philips was engaged in a continuing process of reviewing its portfolio of businesses, which started in the course of 1996, comprising more than 100 businesses at that time. At present, rather than acquiring businesses in new areas, Philips is focusing on the strengthening of its existing core activities, including through the use of selected acquisitions, and the disposal of activities that are under-performing and not essential from a strategic viewpoint. A few examples of these disposals are the sale of Philips' 75% equity interest in PolyGram N.V., the disposition of Philips' conventional (non-ceramic) Passive Components business group, the divestment of the Advanced Ceramics & Modules and General System Components business groups, the sale of Philips Car Systems, the reduction of Philips' involvement in the German consumer electronics company Grundig AG, the streamlining of Philips' media portfolio, the divestiture of the data communication activities (for a further description see "Product Sectors and Principal Products"), and the merger of Origin with Atos, see pages 18 through 21 of the 2000 Annual Report -Financial Statements, which are incorporated by reference herein.

         In addition to streamlining its portfolio of businesses and management, Philips engaged in a comprehensive review of its strategy and portfolio, involving the focus on high growth technology businesses. In consequence, as of January 1, 2000, Philips has grouped together the relevant operations of Sound & Vision, Philips Consumer Communications and Business Electronics into a single Consumer Electronics organization. Given that the technologies of TV, audio, telecommunications and computing are increasingly converging, these combinations are appropriate. It is expected that they will capitalize on the strength of the Philips brand and make new business generation easier, market intelligence more coordinated and time-to-market shorter.

         Besides Consumer Electronics, there are other very important building blocks that make up the Company. The Semiconductors and Components divisions play a crucial role, both as internal suppliers and through their leading positions in the external market. The capital expenditures required in this field place considerable demands on management in terms of ensuring adequate returns by means of flexible and cost-effective operations.

         The other building blocks include the Lighting division, a world leader with relatively consistent returns and cash flow in which Philips will continue to invest, Medical Systems and Domestic Appliances and Personal Care. The Company has recently invested in the extension of Medical Systems' business scope. In the case of Domestic Appliances and Personal Care, Philips wishes to see this division grow in the personal care field by offering new functionalities and an enhanced emotional appeal to the consumer. The acquisition of Optiva Corporation on October 1, 2000 was in pursuit of this strategy.

         In the area of information technology services, Philips has merged its Origin activities in a new company Atos Origin as of the first of October 2000.

         Philips encounters aggressive and able competition worldwide in virtually all of Philips' business activities. Competitors range from some of the world's largest companies offering a full range of products to small firms specializing in certain segments of the market. In many instances, the competitive climate is characterized by rapidly changing technology that requires continuing research and development commitments and by capital-intensive needs to meet customer requirements. Also, the competitive landscape is changing as a result of increased alliances between competitors.

RECENT DEVELOPMENTS

AGILENT

         The European Commission has approved the takeover by Philips of the healthcare division of Agilent Technologies. The transaction was expected to be completed in May 2001. See also page 20 of the 2000 Annual Report -Financial Statements (Agilent).

PRODUCT SECTORS AND PRINCIPAL PRODUCTS

         In order to improve financial transparency to Philips' shareholders and the financial community at large, the Board decided in 2000 that separate results will be published for all divisions. As a consequence, the following 9 segments are distinguished: Lighting, Consumer Electronics, Domestic Appliances and Personal Care, Components, Semiconductors, Medical Systems, Origin (deconsolidated from October 1, 2000 onwards), Miscellaneous and Unallocated.

         For a description of the changes, and data related to aggregate sales, segment revenues and income from operations, see Note 29: "Information relating to product sectors and geographic areas" on pages 58 through 63 of the 2000 Annual Report, Financial Statements, and page 63 of the Management Report, incorporated herein by reference. For a discussion of revenues and income from operations of the product sectors, see Item 5: "Operating and Financial Review and Prospects". For a discussion of recent acquisitions and alliances, see also "Cooperative Business Activities and Unconsolidated Companies" under Item 4.

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

         Philips Lighting worldwide consists of five integrally responsible businesses: Lamps, Luminaires, Automotive, Lighting Electronics & Gear, and Batteries. Each of these is given complete control over all its processes. Philips Lighting is focusing more on Special Lighting (which includes applications such as digital data projection, stage and theatre, infrared for industrial use, and ultraviolet for solaria and air/water disinfection) to exploit the opportunities it offers for growth. Due to the OEM (Original Equipment Manufacturer) and innovation character of this business, it has been combined with Automotive.

         Philips' Lighting's policy of leadership in innovation continues to bring rewards in the marketplace. Philips is the market leader in Xenon headlamps, which were introduced in 1997 and are achieving increasing penetration in the upper end of the market. Providing superb illumination of the road, these lamps dramatically improve road safety and driver comfort.

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

         The battery marketing and sales activities of Philips will be transferred (Mid 2001) from Lighting to Consumer Electronics.

         In response to the greater demand for more efficient light sources and lighting systems, Philips has emphasized among other things the development of more energy-efficient lighting products and projects. In addition to the TL5 system, these include a range of electronic compact fluorescent lamps, Lighting Management Systems, as well as QL induction lamps, which are increasingly being used in general lighting applications. In the US, consumer demand for longer-lasting light bulbs has been met for the first time with a five-year, or 6000 hour, guarantee on the Philips Marathon TM compact fluorescent lamp range.

         In recent years Philips Lighting has completed a number of strategic acquisitions and joint ventures, seeking to strengthen its presence in what have been the faster-growing areas of the world, such as the Asia-Pacific region and Eastern Europe. The most recent acquisitions include, in Poland, the Farel Mazury luminaire operation and Polam Pabianice, which promises new opportunities for Philips Lighting's automotive business in Europe. In 1997, Philips and Hewlett-Packard established a joint venture company, LumiLeds Lighting B.V., for the development, manufacture and marketing of LED-based lighting products. This joint venture (now with Agilent Technologies, formerly part of HP) was significantly extended in 1999. As part of its re-branding project, BP has awarded LumiLeds a global contract to supply ChipStrip edge-lighting systems for over 20,000 of its service stations. In the lighting controls business, growth is boosted by the acquisition of ECS, the UK market leader. In the year 2000, a stake was acquired in Metrolight, an Israeli company with a leading position in HID (High Intensity Discharge) ballasts.

         Besides the ongoing investments in portfolio and product innovation, Philips Lighting focuses on innovative ways of doing business. In the field of e-business, they concentrated initially on commercial sell-side activities. In particular: information delivery/exchange (public websites, CD-ROM catalogues and interactive training material); online communities (interaction with end-users and influencers); and extranet order management with trading partners. As of December 31, 2000, they are increasingly pursuing buy-side activities (through exchange and buy-side e-marketplaces), where great opportunities exist to drive costs out of the organization and the full value chain.

         Regarding the management and improvement of key processes, Philips Lighting has been building on the significant progress made over the past two years in BEST (Business Excellence through Speed and Teamwork). In its drive for breakthrough improvement, especially cycle time reduction, Philips Lighting is mobilizing trained process improvement experts who apply, and facilitate others in the use of, leading-edge improvement tools and methodologies.

CONSUMER ELECTRONICS

         This segment markets a wide range of products in the following areas: video products (consumer TV, institutional TV, VCR, TV-VCR, DVD Video), audio products (audio systems, portable products, speaker systems, DVD recording), computer monitors (CRT and LCD based), consumer communications (mobile phones, cordless digital phones, fax), remote control systems, set top boxes, broadband networks, business communications systems and speech processing. This wide range of products is grouped into Mainstream Consumer Electronics (audio/video, monitors), Consumer Communications (phones, faxes), Digital Networks (set-top boxes, broadband networks) and Specialty Products (speaker systems, accessories, institutional TV).

         In the course of 2001 a number of the activities listed under Specialty Products will be repositioned in other Philips business segments.

         As the world number 3 consumer electronics company, Philips enjoys a leading market position in many Mainstream CE product categories such as television and video, audio, DVD, and PC monitors. Philips plays a leading role in the development of flatscreen and widescreen television sets featuring the 16:9 format and remains at the forefront of trends in the TV viewing experience. They continue to maintain a world-renowned reputation for excellence in TV, a fact emphasized by its flagship 32-inch Widescreen TV being named European TV of the Year 2000-2001 by the European Imaging and Sound Association. The application of high-end display technologies and award-winning digital performance enhancements enabled to combine attractive design with the best available picture and sound quality.

         As Philips' televisions set the benchmark for TV viewing, its PC monitors share Philips' display-centric strengths. For both professional and leisure use, Philips monitors deliver sharp, bright images, and with the growth of PC-delivered imaging and video, new technologies provide the sharpest reproduction of still and moving images available today on a PC monitor.

         Seizing the opportunities offered by the Internet is an integral part of Philips' product strategy. They have introduced a range of web-enabled products including an MP3 player and a family of audio products capable of playing back high-capacity CDs containing MP3 files. Their PC peripherals group has also created a range of award-winning web-enabled PC video cameras.

         Philips markets audio systems, portable audio products, speakers and accessories under the Philips name, as well as high-end audio products and systems under the Marantz brand. Philips was one of the `founding fathers' of CD technology. Building on its strengths in cross-compatible optical storage technologies such as CD and DVD, they are developing the next-generation audio disc - Super Audio CD.

         Printed Circuits Board Assembly is a separate business cluster within Consumer Electronics. As a contract manufacturer, it focuses on manufacturing, assembling and supplying printed circuit boards and related added-value services to Philips businesses, enabling them to concentrate on their own core competencies. This business allows Philips to gain economies of scale and to leverage its position in the supply chain.

         Digital Networks is a leading supplier in digital broadcasting systems and set-top boxes for digital television, Internet TV and personal TV. These TV-top products are rapidly evolving into multimedia home gateways, and Digital Networks is in the vanguard of technology advances that will transform the set-top boxes of today into the intelligent multimedia entertainment products of tomorrow.

         Digital Networks also focuses on enabling technologies in the areas of secure networked entertainment, developing and producing software and systems that enable digital broadcasting and Internet distribution of audio, visual and other digital content. They also intend to lead the convergence of broadcast and Internet, positioning Philips prominently in the enabling technologies that will facilitate new forms of home entertainment, information and communication.

         In 2000, Digital Networks strengthened its global position in set-top boxes, in the process concluding major deals with, among others, Canal+ (Europe-wide), DirecTV (USA), AOL TV (USA), News Corp (Latin America), Premiere World (Germany), UPC (Netherlands) and DigiTurk (Turkey).

         The year 2000 also saw the first products in areas like MPEG4-based internet video, secure Internet streaming and video watermarking. Furthermore, an agreement was signed with AT&T to supply, as from 2001, Philips TriMedia based high-end cable boxes supporting MPEG4 (Motion Picture Expert Group) video streaming, HAVi (Home Audio Video interoperability) home networking and hard-disk-based personal TV.

         Digital Networks has also developed set-top box software for the MHP (Multimedia Home Platform) enhanced broadcast standard. In September 2000, an agreement was signed with Liberate, a leading supplier of set-top box software, to incorporate the Philips MHP software in the Liberate offering.

         Philips Consumer Communications (PCC) groups together the wireless, wired, fax and business communication activities, offering a comprehensive product portfolio including cellular phones, digital cordless phones and fax machines, as well as enterprise telephone systems

         On October 1, 1997 Philips (60%) and Lucent Technologies (40%) formed a joint venture for mobile communications comprising the Philips Consumer Communications business and the Lucent Consumer Products division. Despite ambitious plans for break-even results in the second half of 1998, PCC continued to incur substantial losses and consequently the joint venture was dissolved on September 27, 1998. Ambitions for the remaining activities have been scaled back and the product offering streamlined.

         PCC aims to play a leading role in the explosive market growth of wireless communications. This will be achieved by building on its technology base in wireless communications and related areas within the Philips Group, and by building on Philips' expertise in the convergence of communications and consumer electronics. PCC's ambitions are to expand its worldwide GSM market position, while actively preparing for the next generation of digital mobile phones based on UMTS, which will provide consumers voice, data and multimedia service.

         PCC's growth ambitions and the entry into the Mobile Internet age require an active partnering model. Since 1999, PCC has embarked on numerous partnerships with innovative players such as Phone.com for WAP browser technology, AU systems for Bluetooth software technology, and M@gic4 for enhanced messaging systems. Other partnerships are envisaged to strengthen PCC's position in the wireless domain and in the entertainment-related area.

         In the home telephone market, PCC focuses on the digital cordless standard DECT and aims to consolidate its European No. 2 position. In 2000 PCC expanded its product portfolio and introduced the award-winning Zenia, the first DECT phone with voice recognition.

         The fax market remains strong in Europe, and PCC intends to maintain its No. 1 position, by continuously bringing new technologies to the market, such as access to the Internet, resulting in a complete range of Internet Fax Appliances.

DOMESTIC APPLIANCES AND PERSONAL CARE

         Philips Domestic Appliances and Personal Care develops, manufactures and markets a wide range of products in the field of male shaving, body beauty and health, dental care, home environment care, and food and beverage preparation. The sector has a strong global presence in many product categories and is the world leader in electric shaving and No. 2 in dental care and ironing. Philips produces the Philishave, a dry shaver which is based on the Philips-invented rotary shaving technique. The division has leading positions in dry shaving in Europe, Latin America, the United States and China.

         In October 2000, Philips acquired Optiva Corporation, the Seattle, USA based manufacturer of the Sonicare R.sonic toothbrush and the number one in the U.S. power toothbrush market. By this acquisition, Philips Domestic Appliances and Personal Care division builds on its existing position in dental care products, becoming the number two global player. Other personal care products include female depilatory products, skin care, hair care, fitness and sun care products.

         Philips provides products for all stages of food and beverage preparation, such as mixers, blenders, food processors and kitchen machines, toasters, coffee makers, deep fryers, table-top cooking and general kitchen appliances. Philips manufactures and markets vacuum cleaners, irons, air cleaners and heating appliances. Domestic appliances and personal care products are sold under the Philips brand and other brand names.

         Philips has long been successful on the US market under the brand name Norelco and will continue to use this brand name for the male shaving and grooming products. To further boost growth, Philips introduced the Philips brand name in the U.S. in 1998, with the initial focus on body beauty and health. In 2000, together with the US retail chain Target, the Essence food and beverage range was launched under the Philips brand.

COMPONENTS

         Philips Components aims to be an industry shaper in displays, optical storage, connectivity and imaging and sensing. Philips Components is one of the true global powerhouses, creating systems solutions for Philips Consumer Electronics and other top OEMs. The division focuses on select markets such as digital consumer electronics, mobile telecom, automotive infotainment and PC-related.

         Having gone through a transformation through its 'focus on value' strategy, the division has streamlined its portfolio and built its strategy around four key areas: displays, storage, connectivity, and imaging and sensing. The business develops innovative modules that combine key elements of these areas, providing integrated solutions and driving technological convergence. In cooperation with Philips Semiconductors, 'smart modules' are being developed, which merge technological architecture and software, adding value to the end product.

         An integrated market approach has been established, and the migration to low-cost manufacturing centers has been accelerated. Based upon the current market outlook, excluding the CRT (Cathode Ray Tubes) business to be merged with LG Electronics of Korea in a 50/50 joint venture, the division aims to achieve a +25% growth rate through both organic growth and alliances and acquisitions.

         In 1997 a majority shareholding was established in Hua Fei Colour Display Systems Co. Ltd. in Hua Fei, China; the financials of this joint venture have been consolidated as from January 1, 1997. On April 1, 1998, Philips increased its ownership in Hosiden and Philips Display Corp., a joint venture in Japan for the development, production and sale of active matrix LCDs, from 50% to 80%. As from the same date, Hosiden and Philips Display Corp. has been reported as a consolidated company. In August 2000, Philips purchased the remaining 20 percent of Hosiden shares. The name of the wholly owned Philips company has been changed to Philips Components Kobe K.K. with effect from August 31, 2000.

         Substantial investments in digital-age technologies have been made, e.g. in a flat display joint venture with LG Electronics of Korea (LG.Philips
LCD) in 1999, helping to fuel dynamic growth. The division is a world leader in display technology and in large LCD displays (through LG.Philips LCD), color picture tubes for TVs and mobile displays.

         In November 2000 Philips Components signed a Letter of Intent to combine its forces with LG Electronics of South Korea in a new company for CRTs that is designated to promote leadership in the display technology market. The aim of this move is to ensure the lowest possible cost base in the maturing CRT market and to achieve significant synergies. Recent innovation in CRTs has led to flatter, slimmer and higher-resolution products, including the revolutionary Cybertube, which gives a picture so sharp that it is almost three-dimensional.

         In optical storage Philips Components is a leading innovator in CD and DVD formats for the information technology and consumer electronics markets. The division will be introducing new products at an increasing pace in 2001, including a 16+ speed CD-RW drive and a DVD+RW video, the latter together with Philips Consumer Electronics.

         In addition, Philips Components is building a position in connectivity modules (wired and wireless), supported by its current global No. 3 position in RF tuners.

         In the last quarter of 2000, Philips Components moved its divisional headquarters from Eindhoven to Sunnyvale, California. The relocation is a reflection of Philips Components' commitment to being at the heart of new digital technologies, and close to many of its key customers.

SEMICONDUCTORS

         Philips Semiconductors is one of the technological leaders of the semiconductor industry. Ranked among the top vendors, the division is a leader in complex systems for consumer electronics, telecommunications, automotive and computer peripherals and networking. Additionally it is a volume manufacturer of semiconductors for multi-market products.

         The consumer segment, in which Philips has a strong presence with products such as TV chipsets and set-top boxes, offers opportunities for a new generation of digital applications, for connectivity with many devices in the home and for new, simple user interfaces. Philips' Nexperia DVP (Digital Video Processing) platform offers the ability to capitalize on this revolution in the home. In 2000, the first Nexperia platforms were delivered, a revolutionary new concept in the design and delivery of complex systems that help customers bring products to market much faster. The first platform, for digital video applications in set-top boxes, gained support from many industry players, including AT&T, UPC, Acer, Microsoft, Samsung and Philips' Consumer Electronics division. Combined with the Nexperia platform, Philips semiconductors will continue to invest in key technologies and capabilities that will drive the digital revolution forward. These include identification and security, power management, connectivity, wired and wireless communications (such as Bluetooth) and user interface design.

         There are Philips chips in 80% of all mobile phones. Future opportunities lie ahead in the race to the third generation of mobile phones that network operators are looking to introduce in the next few years.

         In the Automotive sector, Philips is a leading supplier of semiconductors for in-car entertainment systems' and is leading the way in developing the new generation of digital in-car entertainment and information systems, as well as in-vehicle networking systems. Philips Semiconductors is a founding member of the FlexRay consortium with Daimler Chrysler, BMW and Motorola, which is expected to revolutionize car electronics of the near future.

         In the PC computing segment there was continued strong demand for solutions for working across platforms: connecting peripherals (printers, cameras, scanners, etc.) to PC systems; audio, video and connectivity solutions for multimedia; and driver and control solutions for displays. In 2000 Philips Semiconductors also launched into the networking market with a number of key technologies.

         The division has 17 manufacturing facilities throughout the world, located in Europe, the United States and Asia, producing more than 80 million semiconductor chips per day. Investments during 2000 in the amount of EUR 1.6 billion boosted manufacturing capacity by 40% during the year. Manufacturing investment during 2000 included the purchase of IBM's operational MiCRUS wafer fab in New York State and the ramp-up of a state-of-the-art venture facility in Singapore.

MEDICAL SYSTEMS

         Philips Medical Systems is one of the world's leading suppliers of diagnostic imaging equipment with clear no. 1 or 2 positions in many of the world's main markets. The product portfolio includes x-ray, magnetic resonance, ultrasound, computed tomography, nuclear medicine, positron emission tomography, radiation therapy planning, imaging IT systems and related services.

         Philips Medical Systems, already the world leader in certain modalities, has significantly strengthened its position in the field of diagnostic imaging with the acquisition of ATL Ultrasound as of October 1, 1998. This company is one of the leaders in ultrasound imaging systems - one of the fastest growing sectors of the market - and the clear leader in all-digital ultrasound systems. In ultrasound, the subsidiary ATL has brought SonoCT realtime compound imaging to all major applications of ultrasound and united it with other advanced capabilities such as 3D, bringing the benefits of numerous powerful technologies together.

         In addition to organic growth, Philips Medical Systems is constantly looking for opportunities to strenghten their product and technology portfolio as well as their geographical presence through acquisitions and alliances. In December 2000, Philips Medical Systems acquired approximately a 90% shareholding in ADAC Laboratories, based in Milpitas, California. ADAC Laboratories , a worldwide market leader in nuclear medicine, positron emission tomography - one of the fastest-growing market segments - and radiation therapy planning -, thus completing the range of modalities. Furthermore, subject to customary regulatory approvals, agreement was reached in November 2000 to buy the Healthcare Solutions Group (HSG) of Agilent Technologies Inc., whose products are not only complementary to the existing portfolio in cardiology, but also will enable the Company to enter in exciting new markets. In the past year, investments were made in SHL Telemedicine, the leading company in cardiac home service, with whom a joint venture will be started in Europe in 2001. As a result of these moves, Philips Medical Systems aims to distribute medical technology across all clinical settings, from hospitals and clinical centers to people at work, at home and on the move.

         In imaging IT, the offerings have been expanded by acquiring the Cardiologica software suite, an advanced information system that makes all patient data available from every point of care. This system is part of HeartCare, the dynamic portfolio of cardiovascular imaging modalities, connectivity solutions and support services that maximize patient care and workflow efficiency.

         In the course of 2000 a range of new customer support products was introduced, aimed at better cost control for healthcare providers. For instance, Philips Medical Systems is capable of offering transcription services that reduce overall reporting costs through the acquisition of the majority of shares in MedQuist Inc. of the United Sates, a provider of outsourced medical record translation services.

ORIGIN

         Origin is a global IT service company delivering systems and a full range of services that facilitate total business solutions for clients. It is represented in more than 30 countries. In October 2000, Philips sold its 98% interest in Origin to Atos and received a 48.7% interest in Atos Origin. As a result of the merger, as from October 1, 2000, Philips no longer consolidated Origin as a separate division but will include its share of Atos origin's earnings in results relating to unconsolidated companies beginning January 1, 2001, with a delay of three months.

MISCELLANEOUS

         This sector comprises not only various ancillary businesses, including Philips Enabling Technologies Group (formerly Philips Machinefabrieken), FEI Company, Assembleon (formerly Electronic Manufacturing Technology), Philips Research, Centre for Industrial Technology, Corporate Intellectual Property and Philips Design.

         Philips Enabling Technologies Group manufactures customer-specific machinery, tools and precision components for high-quality professional equipment. In 2000, Philips Machinefabrieken changed its name to Philips Enabling Technologies Group, a more accurate expression of the unit's competencies and the competitive environment in which it operates, i.e. at the interface of high technology and precision manufacturing. The unit's strategic focus is to continuously enhance its technical capabilities in order to provide full-fledged co-creation support to high-tech customers wishing to focus on their core competencies and thus wishing to subcontract their manufacturing activities. Philips Enabling Technologies Group seeks to build strategic alliances with clients in carefully selected market segments that offer high growth potential, e.g. front- and back-end semiconductor equipment, aerospace engine and airframe parts, and plastic parts for the electronics and automotive industries.

         Assembleon (formerly Electronic Manufacturing Technology) is a leading manufacturer of SMT `production-on-demand' assembly equipment and support software. As of January 1, 2001, Assembleon has been made an independent unit within the Philips Group with a view to a possible stock market flotation in the course of 2001.

         Philips' Centre for Industrial Technology (CFT) supports the Group's businesses in their business and product creation processes and with the design and realization of advanced process technologies and innovative production equipment. On the basis of its specific expertise, CFT contributes, as a strategic partner, to the profitability of the businesses by creating a competitive edge in speed and quality of innovation and in world-class manufacturing.

         Philips Design is one of the largest design studios in the world and works according to its proprietary High Design process, a human-focused, multi-disciplinary, research-based approach whose purpose is to provide clients with competitive and sustainable solutions, also in the field of e-Design. The quality of Philips Design's work is internationally recognized, as witnessed by the dozens of design awards that it wins every year for its product and interface design solutions. Philips Design's visionary projects, explorations of future lifestyles aimed at supporting the creation of preferable solutions for consumers, have also received international recognition (e.g. the Gold Industrial Excellence Award of the Industrial Designers Society of America for the Culinary Art project in 2000).

         Philips' policy in the field of intellectual property is to add value by protecting and leveraging the innovations resulting from its substantial R&D investments. In 2000, about one new patent application was filed for every million euro spent on R&D, which shows the high level of innovation within the Philips R&D organization. Through these new patent filings, Philips has secured solid positions in fields such as set-top boxes, digital video, in-home networking, internet applications and other product areas.

         Although many of Philips' patents and licenses are significant, none is individually material to Philips' business as a whole.

         Philips has a strong Intellectual Property Right position consisting of approximately 65,000 patent rights. In 2000, Philips filed almost 2,100 new patent applications, up 35% from 1999. Although many of Philips' patents and licenses are significant, none is individually material to Philips' business as a whole. Patent protection is extremely important to Philips' operations. It spends significant resources to protect its intellectual property rights and intellectual property licenses. Reference is also made to the 2000 Annual Report -Financial Statements-, page 22 (research and development) and -Management Report- pages 43, 59 and 60.

RESEARCH AND DEVELOPMENT

         Management believes that a sustained strong performance in the field of research and development activities is of the utmost importance to strengthen Philips' competitiveness in its various markets and to open up new markets. Philips Research's mission is to generate value for the Company through technology-based innovations. By focussing not only on technical aspects, but also on the business development side of the innovation process, they are constantly improving the portfolio of Research projects.

         The launch of new Research activities in China, India and Belgium has further established Philips Research as one of the world's major global industrial research laboratories. With facilities in three continents and about 3,000 staff, Philips Research is at the forefront in developing new technologies for innovative products and is thus `shaping the future'.

         Research innovations incorporated in consumer products include various applications of optical storage technology, for example CD-RW. Philips continues to play a major role in the further development of standards and technology for CD applications. Research contributions to the Components and Semiconductors businesses include the transfer of polymer LED technology to Components, which has in the meantime resulted in the first product introductions. Semiconductors has achieved a large market share in RF power modules based on bipolar transistor technology developed by Research.

COOPERATIVE BUSINESS ACTIVITIES AND UNCONSOLIDATED COMPANIES

         The information set forth under the heading "Cooperative business activities and unconsolidated companies" on pages 60 and 61 of the 2000 Annual Report -Management Report- of the Company, is incorporated herein by reference.

ORGANIZATIONAL STRUCTURE

         Information concerning Philips' significant subsidiaries is incorporated by reference from Exhibit 8 to this Annual Report on Form 20-F.

PROPERTY, PLANT AND EQUIPMENT

         Philips' manufacturing facilities, warehouses and office facilities are mostly located in the Netherlands, the rest of Europe, the Far East and the United States and Canada. These plants are generally in good condition and adequate for the manufacturing requirements of Philips. The geographic allocation of assets employed as shown in Note 29: "Information relating to product sectors and geographic areas" on pages 58 through 63 of the 2000 Annual Report -Financial Statements- and incorporated herein by reference is generally indicative of the location of manufacturing facilities.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The information required by this Item is incorporated by reference herein on pages 44 through 73 of the 2000 Annual Report -Management Report ("Operating and Financial Review and Prospects").

OPERATING RESULTS

         The information required by this Item is incorporated by reference herein on pages 44 through 60 of the 2000 Annual Report - Management Report ("Operating and Financial Review and Prospects"). The Issuer's First Quarterly Report 2001, which forms Exhibit 10 (b) (2) to this annual report on Form 20-F is incorporated herein by reference and contains a description of results since December 31, 2000, as well as describing the Company's views about its financial performance and operating plans for 2001. The statements under the "Outlook" section of the First Quarterly Report supplements those statements made in the Issuer's Annual Report - Management Report on page 73 under the heading Outlook. In addition, the Outlook section of the Annual Report - Management Report on page 73 contains the Company's current performance objectives for the medium term. The performance objectives are not necessarily forecasts and management would seek to meet these objectives over a 3-5 year period. These performance objectives and statements concerning results and events in 2001 are subject to a number of factors set forth under the heading "Introduction" and Item 3 - "Risk Factors" that could cause actual results and developments to differ materially from those expressed or implied under the Outlook section of the Annual Report or the Outlook section of the First Quarterly Report 2001.

COOPERATIVE BUSINESS ACTIVITIES AND UNCONSOLIDATED COMPANIES

         The information required by this Item is incorporated by reference herein on pages 60 and 61 of the 2000 Annual Report - Management Report ("Operating and Financial Review and Prospects").

LIQUIDITY AND CAPITAL RESOURCES

         The information required by this Item is incorporated by reference herein on pages 61 through 65 of the 2000 Annual Report - Management Report ("Operating and Financial Review and Prospects"). Philips believes it has adequate financial resources for financing working capital needs.

RESEARCH AND DEVELOPMENT

         For information required by this Item, reference is made to the separate section "Research and Development" as part of the business description under Item 4.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         The information required by this Item is incorporated by reference herein on page 23 and pages 70 through 76 of the 2000 Annual Report -Financial Statements, and pages 74 through 78 of the Annual Report -Management Report.

DIRECTORS AND SENIOR MANAGEMENT

         At the General Meeting of Shareholders on March 29, 2001, Mr W. Hilger retired from the Supervisory Board. At the same meeting, Messrs L.C. van Wachem and L. Schweitzer were re-elected by the General Meeting of Shareholders as member of the Supervisory Board.

         Mr A. Baan retired as Executive Vice-President and member of the Board of Management on March 30, 2001. On April 30, 2001, Mr C. Boonstra retired as President/CEO of the Company and Chairman of the Board of Management. Mr G.J. Kleisterlee is elected as per the same date as his successor by the General Meeting of Shareholders.

         On May 1, 2001, Mr A. Huijser, member of the Group Management and head of Corporate Research, became Chief Technology Officer. As per the same date, Mr
D. Hamill became Chief Executive Officer of Philips Lighting, succeeding Mr J. Whybrow, and was appointed a member of the Group Management Committee.

COMPENSATION

         For information on the remuneration of the Board of Management and the Supervisory Board, required by this Item, see page 23 for the aggregate amounts and pages 70 through 74 for individually named members of the 2000 Annual Report -Financial Statements- incorporated herein by reference.

         The aggregate direct remuneration paid in 2000 to, or for the benefit of, the members of the Supervisory Board, the Board of Management, the Group Management Committee and 48 officers in the Netherlands, taken as a group, was as follows:

Aggregate direct remuneration: EUR 25,382,261.

         Due to the negative net periodic pension cost as a result of the funded status of the Dutch Philips Pensionfund, no contribution to retirement plans was paid in 2000.

SHARE OWNERSHIP

                                                    number of shares
                                      ------------------------------
                                          as of                as of
                                      April 17,         December 31,
                                           2001                 2000
                                      ---------         ------------
L.C. van Wachem                          17,848               17,848
L. Schweitzer                             1,070                1,070
C. Boonstra                              54,320               54,320
G.J. Kleisterlee                         27,200                    -

         Mr L.C. van Wachem is also Chairman of the Board of the Dr. A.F. Philips Stichting.

         Messrs W. de Kleuver, J-M. Hessels and K.A.L.H. van Miert are also member of the Board of the Dr. A.F. Philips Stichting. As per April 30, 2001 Mr G.J. Kleisterlee, has succeeded Mr C. Boonstra as President of the Company, as a consequence of which Mr Kleisterlee has succeeded Mr Boonstra as member of the Dr. A.F. Philips Stichting and as a member of the Stichting Preferente Aandelen Philips.

BOARD PRACTICES

         The employment agreements of the members of the Board of Management, other than Mr Kleisterlee, are entered into for a definite period of time. Their employment agreements provide that if their employment is terminated, other than for a compelling reason, prior to the expiration of the term of their respective agreement, they will be entitled to receive a once only payment equal to twice their annual salary. As Mr Kleisterlee's employment agreement with Philips is for an indefinite duration, any benefit payable to him on termination will be determined under Dutch law, in the same manner as other employees of Philips who are employed for an indefinite duration. Exhibit number 4 contains the form of contract used for members of the Board of Management.

EMPLOYEES

         The information set forth under the heading "Employment" on page 51 of the 2000 Annual Report -Management Report- and "Employees" on page 23 of the Financial Statements of the Company, is incorporated herein by reference.


Employees by product sector                      2000          1999          1998
---------------------------------------------------------------------------------
Lighting                                       47,124        47,453        48,997
Consumer Electronics                           45,421        47,238        50,378
DAP                                            10,111         9,737         9,393
Components                                     41,160        41,709        42,613
Semiconductors                                 35,304        29,952        26,583
Medical Systems                                19,358        11,297        11,561
Origin                                              -        16,690        16,948
Miscellaneous                                  14,684        16,066        20,107
Unallocated                                     6,267         6,732         7,106
---------------------------------------------------------------------------------
Total                                         219,429       226,874       233,686


Employees by geographic area                     2000          1999          1998
---------------------------------------------------------------------------------
Netherlands                                    35,262        43,153        44,476
Europe (excl. Netherlands)                     69,733        73,592        73,770
USA and Canada                                 33,173        26,919        25,941
Latin America                                  18,882        19,079        22,663
Africa                                            811           740           782
Asia                                           60,776        62,264        64,882
Australia and New Zealand                         792         1,127         1,172
---------------------------------------------------------------------------------
Total                                         219,429       226,874       233,686

STOCK OPTIONS

         During 2000, 14,923,294 stock options to purchase Common Shares of Koninklijke Philips Electronics N.V. were issued. In 2000 6,012,732 options were exercised and 995,893 initially allocated options were forfeited due to resignations/dismissals prior to vesting. From December 31, 2000 to April 17, 2001, 7,585,450 stock options were newly issued, 932,101 stock options were exercised and 469,381 initially allocated options were forfeited. As of April 17, 2001, the number of shares issuable upon exercise of stock options outstanding was 35,144,425 (December 31, 2000: 28,960,457 stock options).

         For a discussion of the options and the employee debentures, see also
Note 22: "Long-term debt", Note 25: "Stockholders' equity" and Note 26:
"Stock-based compensation" of "Notes to the Consolidated Financial Statements" on pages 42 through 49 of the 2000 Annual Report -Financial Statements-incorporated herein by reference.

         For information specified in this Item for individually named directors and officers, see pages 70 through 74 of the 2000 Annual Report -Financial Statements- incorporated herein by reference.

         The following table provides more detailed information about the stock options outstanding at April 17, 2001:

                                                                    options outstanding                options exercisable
                               --------------------------------------------------------   --------------------------------
                                      number            exercise       weighted average          number           weighted
                                 outstanding           price per              remaining     exercisable            average
                                at April 17,               share       contractual life    at April 17,           exercise
                                        2001                                    (years)            2001          price per
                                                                                                                     share
--------------------------------------------------------------------------------------------------------------------------
Fixed option plans:                                    (price in                                                 (price in
                                                            EUR)                                                      EUR)
1996                                  80,000                6.61                    0.5          80,000               6.61
1997                               1,927,700          9.19-19.43                    1.0       1,927,700              12.80
1998                               2,145,800         16.45-21.02                    1.9       2,033,800              16.81
1999                               3,864,400         15.76-23.01                    2.9               -                  -
2000                               3,420,750         42.03-53.75                    8.9               -                  -
2001                               2,775,950               37.60                    9.8               -                  -
                                                  (price in US$)                                            (price in US$)
1998                               1,538,299         12.94-23.59                    7.0       1,411,635              17.58
1999                               2,372,862         21.98-35.34                    8.1         753,281              25.08
2000                               3,568,597         36.65-49.71                    9.0               -                  -
2001                               1,427,225               34.50                    9.8               -                  -
                                  ----------                                                  ---------
                                  23,121,583                                                  6,206,416
                                  ==========                                                  =========

Variable plans:                                        (price in                                                 (price in
                                                            EUR)                                                      EUR)
2000                               3,419,350         42.03-53.75                    8.9               -                  -
2001                               2,775,950               37.60                    9.8               -                  -

                                                       (price in                                                 (price in
                                                            US$)                                                      US$)
1993 - 1994                          230,918           2.75-6.89                    1.8         230,918               2.92
1995 - 1997                        1,301,572          7.50-14.20                    3.8       1,301,572               7.80
2000                               3,718,727         36.65-49.71                    9.0               -                  -
2001                                 576,325               34.50                    9.8               -                  -
                                  ----------                                                  ---------
                                  12,022,842                                                  1,532,490
                                  ==========                                                  =========

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         As of April 17, 2001, no person is known to the Company to be the owner of more than 5% of its Common Shares.

         The Common Shares are held by shareholders worldwide in bearer and registered form. Outside the United States, shares are held primarily in bearer form. As of April 17, 2001, approximately 87% of the Common Shares were held in bearer form. In the United States shares are held primarily in the form of registered Shares of New York Registry (Shares of New York Registry) for which Citibank, N.A., 111 Wall Street, New York, New York 10043 is the transfer agent and registrar. As of April 17, 2001, approximately 13% of the total number of outstanding Common Shares were represented by Shares of New York Registry issued in the name of approximately 1,392 holders of record. Only bearer shares are traded on the stock market of Euronext Amsterdam and other European stock exchanges. Only Shares of New York Registry are traded on the New York Stock Exchange. Bearer shares and registered shares may be exchanged for each other. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of United States beneficial holders or the number of Shares of New York Registry beneficially held by US residents.

RELATED PARTY TRANSACTIONS

MERGER OF PHILIPS DISPLAY COMPONENTS WITH LG'S DISPLAY COMPONENTS ACTIVITIES

         Philips and LG Electronics of South Korea announced in November 2000 the signing of a letter of intent pursuant to which the companies expect to merge their respective cathode ray tube (CRT) businesses into a new 50-50 joint venture company. The transaction is expected to close in 2001 and is subject to customary regulatory approvals. Upon the closing of the transaction, LG will receive USD 1.1 billion from the new company to address the difference in the valuation of the contributed businesses.

         Under the terms of the letter of intent, LG and Philips will share equal control of the joint venture.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Item 18 " Financial Statements".

LEGAL PROCEEDINGS

         Philips is involved in proceedings concerning environmental problems including proceedings relating to the closure of discontinued chemical operations and the clean-up of various sites, including Superfund sites, in the United States. The potential costs related to these proceedings and the possible impact thereof on future operations are uncertain. However, based on current information, management does not believe that the outcome of these matters or other litigation incidental to its extensive international operations and involving, among other matters, competition issues and commercial transactions, will result in a liability which would have a material effect on the consolidated financial position and results of operations of Philips at December 31, 2000.

SIGNIFICANT CHANGES

         Philips' First Quarterly Report 2001 is incorporated by reference herein.

ITEM 9. THE OFFER AND LISTING

         The Common Shares of the Company are listed on the stock market of Euronext Amsterdam, on six other European stock exchanges and on the New York Stock Exchange. The principal markets for the Common Shares are the Amsterdam, New York and London Stock Exchanges.

         The following table shows the high and low sales prices of the Common Shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low sales prices on the New York Stock Exchange (after 4-for-1 stock split):

                                                                             EURONEXT                             NEW YORK
                                                                      AMSTERDAM (EUR)                STOCK EXCHANGE (US $)
                                                   -----------------------------------  ----------------------------------
                                                               High               Low               High               Low
--------------------------------------------------------------------------------------------------------------------------
1996                                                           8.05              5.16              10.75              7.25
1997                                                          20.28              7.71              22.25              9.75
1998                                                          23.18              9.03              25.75             10.50
1999                                                          33.75             14.14              34.13             16.38
2000                                                          58.30             30.39              54.13             31.00

1999                               1st quarter                19.13             14.14              20.13             16.38
                                   2nd quarter                24.28             17.95              25.25             19.50
                                   3rd quarter                27.44             21.50              27.63             22.80
                                   4th quarter                33.75             21.28              34.13             22.88

2000                               1st quarter                54.50             30.39              53.67             32.99
                                   2nd quarter                56.75             36.70              55.15             37.50
                                   3rd quarter                58.30             44.11              55.80             40.00
                                   4th quarter                49.35             34.13              43.31             31.00

October 2000                                                  49.35             38.30              43.31             33.50
November 2000                                                 48.15             36.74              41.06             31.00
December 2000                                                 47.18             34.13              41.38             31.13
January 2001                                                  45.95             34.15              42.63             31.88
February 2001                                                 41.40             34.22              38.59             31.13
March 2001                                                    39.99             27.72              37.05             24.65
April 2001                                                    34.40             27.11              30.95             24.59

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

         For a general description of Philips' Articles of Association see pages 4 through 7 of Philips' Form S-8 filed with the SEC on June 13, 2000, file number 333-39204, which is incorporated by reference herein.

EXCHANGE CONTROLS

         There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of the Company, to the rights of non-residents to hold or vote Common Shares of the Company. Cash dividends payable in Dutch guilders on Netherlands registered shares and bearer shares may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions, except that for statistical purposes such payments and transactions must be reported to the Dutch Central Bank, and furthermore, no payments, including dividend payments, may be made to jurisdictions subject to sanctions adopted by the government of the Netherlands and implementing resolutions of the Security Council of the United Nations. The Articles of Association of the Company provide that cash distributions on Shares of New York Registry shall be paid in US dollars, converted at the rate of exchange on the stock market of Euronext Amsterdam at the close of business on the day fixed and announced for that purpose by the Board of Management in accordance with the Company's Articles of Association.

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

         The gross amount (including the withheld amount) of dividends distributed on Common Shares will be dividend income to the US shareholder, not eligible for the dividends received deduction generally allowed to corporations. However, subject to certain conditions and limitations, the Dutch withholding tax will be treated as a foreign income tax that is eligible for credit against the shareholders' US income taxes.

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

NET WEALTH TAX

         As of January 1st, 2001, for foreign shareholders no net wealth tax is levied in the Netherlands.

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

DOCUMENTS ON DISPLAY

         It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         The information required by this Item is incorporated by reference herein on pages 65 through 68 of the 2000 Annual Report -Management Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

ITEM 17. FINANCIAL STATEMENTS

         Not applicable.

ITEM 18. FINANCIAL STATEMENTS

         The following portions of the Company's 2000 Annual Report -Financial Statements- as set forth on pages 3 through 63 are incorporated herein by reference and constitute the Company's response to this Item:

         "Accounting policies"
         "Consolidated statements of income of the Philips Group"
         "Consolidated balance sheets of the Philips Group"
         "Consolidated statements of cash flows of the Philips Group" "Consolidated statements of changes in stockholders' equity of the Philips Group"
         "Notes to the consolidated financial statements of the Philips Group"

Schedules:

         Schedules are omitted as they are either not required or not applicable.

ITEM 19. EXHIBITS

INDEX OF EXHIBITS

Exhibit 1 Articles of Association, as amended, dated as of August 1, 2000, English translation.

Exhibit 2 (b) (1)          The total amount of long-term debt securities of the
                           Registrant and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4                  Material contracts

Exhibit 8                  List of Significant Subsidiaries.

Exhibit 10 (a)             Independent auditors' report and consent of the
                           independent auditors.

Exhibit 10 (b) (1)         The 2000 Annual Report to Shareholders of the
                           Company, consisting of the Management Report and Financial Statements, which is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.

Exhibit 10 (b) (2)         Philips' First Quarterly Report 2001, which is
                           incorporated by reference in this report on Form
                           20-F.

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/  G.J. Kleisterlee                                         /s/  J.H.M. Hommen
---------------------                                 --------------------------
G.J. Kleisterlee                                                   J.H.M. Hommen
(President, Chairman                                  (Executive Vice-President,
of the Board of Management and                            Member of the Board of
the Group Management Committee)                               Management and the
                                                     Group Management Committee,
                                                    and Chief Financial Officer)





                                   Registrant

Date: May 7, 2001







EXHIBIT INDEX

Exhibit Number    Description of Exhibit
--------------    ----------------------
1                 Articles of Association, as amended, dated as of August 1,
                  2000, English translation.

2 (b) (1)         The total amount of long-term debt securities of the
                  Registrant and its subsidiaries authorized under any one
                  instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the
                  Securities and Exchange Commission upon request.

4                 Material contracts

8                 List of Significant Subsidiaries.

10 (a) Independent auditors' report and consent of the independent auditors.

10 (b) (1)        The 2000 Annual Report to Shareholders of the Company,
                  consisting of the Management Report and Financial Statements,
                  which is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.

10 (b) (2)        Philips' First Quarterly Report 2001, which is incorporated by reference in this report on Form 20-F.