Form 20-F
period 2001-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2002-05-02
CIK 313216

--------------------------------------------------------------------------------

       As filed with the Securities and Exchange Commission on May 2, 2002

--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark one)

[   ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2001
                                      OR
[ x ]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                For the fiscal year ended December 31, 2001
                                      OR
[   ]         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                         Commission file number 2-20193

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
               (Exact name of Registrant as specified in charter)

                                 THE NETHERLANDS
                 (Jurisdiction of incorporation or organization)

       BREITNER CENTER, AMSTELPLEIN 2, 1096 BC AMSTERDAM, THE NETHERLANDS
                     (Address of principal executive office)

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

Class                                           Outstanding at December 31, 2001

KONINKLIJKE PHILIPS ELECTRONICS N.V.
Priority Shares par value       EUR       500 per share                10 shares
Common Shares par value         EUR      0.20 per share     1,274,172,443 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                      Yes      X                           No
                           ---------                           ---------

Indicate by check mark which financial statement item the registrant has elected to follow.

                   Item 17                             Item 18      X
                           ---------                           ---------

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                                  JOHN O'CONNOR
                               SULLIVAN & CROMWELL
                                1 NEW FETTER LANE
                         LONDON EC4A 1AN, UNITED KINGDOM

TABLE OF CONTENTS                                                           Page

INTRODUCTION

PART I

Item 1.    Identity of directors, senior management and advisors               3

Item 2.    Offer statistics and expected timetable                             3

Item 3.    Key information                                                     4

Item 4.    Information on the company                                          9

Item 5.    Operating and financial review and prospects                       19

Item 6.    Directors, senior management and employees                         23

Item 7.    Major shareholders and related party transactions                  27

Item 8.    Financial information                                              27

Item 9.    The offer and listing                                              28

Item 10.   Additional information                                             28

Item 11.   Quantitative and qualitative disclosures about market risk         30

Item 12.   Description of securities other than equity securities             30

PART II

Item 13.   Defaults, dividend arrearages and delinquencies                    30

Item 14.   Material modifications to the rights of security holders
           and use of proceeds                                                30

Item 15.   Reserved                                                           30

Item 16.   Reserved                                                           30

PART III

Item 17.   Financial statements                                               31

Item 18.   Financial statements                                               31

Item 19.   Exhibits                                                           32

In this report amounts are expressed in euros ("euros" or "EUR") or in US dollars ("dollars", "US $" or "$").

Introduction

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. In particular, among other statements, certain statements in Item 3 "Key Information-Risk factors" and Item 4 "Information on the Company" with regard to management objectives, market trends, market standing, product volumes and business risks, the statements in Item 8 "Financial Information" relating to legal proceedings, the statements in Item 5 "Operating and Financial Review and Prospects" with regard to Management's current expectations for the short term under the heading "Outlook" and with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates and statements in Item 11 "Quantitative and Qualitative Disclosures about Market Risks" relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature. Forward-looking statements can be identified generally as those containing words such as "anticipates", "assumes", "believes", "estimates", "expects", "should", "will", "will likely result", "forecast", "outlook", "projects" or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes.

Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, in combination with management estimates based on publicly reported information about competitors. References to leading means in terms of sales unless otherwise indicated.

Since 1999, Philips' consolidated financial statements have been reported in euros. Previously presented financial statements denominated in Dutch guilders have been translated into euros using the irrevocably fixed conversion rate applicable since January 1, 1999 for all periods presented (EUR 1 = NLG 2.20371). Management believes that the data redenominated to euros reflects the same trends as previously reported. Philips' financial data may not be comparable to other companies that also report in euros if those other companies previously reported in a currency other than the Dutch guilder.


Specific portions of Philips' Annual Report 2001 to Shareholders are incorporated by reference in this report on Form 20-F to the extent noted herein. Philips' Annual Report for 2001 comprises two separate booklets entitled "Management Report" and "Financial Statements and Analysis". Philips' first Quarterly Report 2002 is also incorporated herein by reference in this report on Form 20-F. Philips' Annual Report is attached hereto as Exhibit 10(b) (1). Philips' first Quarterly Report is attached hereto as Exhibit 10(b) (2).

Item 1.       Identity of directors, senior management and advisors

Not applicable.

Item 2.       Offer statistics and expected timetable

Not applicable.

Item 3.      Key information

Selected financial data

I. IN ACCORDANCE WITH DUTCH GAAP

----------------------------------------------------------------------------------------------------------------------------
                                                                             millions, except per share data and ratio data
      2001 (a)                                                       2001 (b)     2000 (b)    1999 (b)     1998        1997 *
      US $                                                            EUR          EUR         EUR          EUR         EUR

              INCOME STATEMENT DATA:
    28,553    Sales                                                32,339       37,862      31,459       30,459      29,658
    (1,210)   Income (loss) from operations                        (1,371)       4,281       1,751          685       1,714
      (808)   Financial income and expenses-net                      (915)       1,988          32         (312)       (319)
    (2,299)   Income (loss) from continuing operations             (2,604)       9,602       1,804          541       1,231
         -    Extraordinary (expenses) income - net                     -            -          (5)         458       1,108
              Income from discontinued operations
         -       (less applicable income taxes)                         -            -           -        5,054         263
    (2,299)   Net income (loss)                                    (2,604)       9,602       1,799        6,053       2,602

              Weighted average number of common shares
 1,278,077       outstanding (in thousands)                     1,278,077    1,312,859   1,378,041    1,440,224   1,397,590

              BASIC EARNINGS PER COMMON SHARE: (C)
     (1.80)   Income (loss) from continuing operations              (2.04)        7.31        1.31         0.38        0.88
     (1.80)   Net income (loss)                                     (2.04)        7.31        1.31         4.20        1.86

              Weighted average number of common shares
 1,286,544       outstanding on a diluted basis (in
                 thousands)                                     1,286,544    1,326,538   1,389,226    1,452,076   1,425,368

              DILUTED EARNINGS PER COMMON SHARE: (c) (d)
     (1.80)   Income (loss) from continuing operations              (2.04)        7.24        1.30         0.37        0.86
     (1.80)   Net income (loss)                                     (2.04)        7.24        1.30         4.17        1.83

              BALANCE SHEET DATA:
      (420)   Working capital                                        (476)         555       1,124        1,170       1,900
    33,952    Total assets                                         38,454       38,541      29,784       28,153      23,322
     1,122    Short-term debt                                       1,271        1,743         577          801         821
     5,823    Long-term debt                                        6,595        2,284       2,737        2,786       3,209
     1,286    Short-term provisions (e)                             1,456          969       1,056          966         938
     2,017    Long-term provisions (e)                              2,284        2,522       2,062        2,019       2,313
       178    Minority interests                                      202          469         333          242         559
    16,293    Stockholders' equity                                 18,453       21,736      14,757       14,560       9,154
       232    Capital stock                                           263          263         339        1,672       1,655

              CASH FLOW DATA:
     1,102    Net cash provided by operating activities             1,248        2,996       1,913        2,140       3,210
    (2,928)   Cash flow before financing activities                (3,316)         592      (1,921)         699       3,255
              Net cash provided by (used for) financing
     2,789       activities                                         3,159       (2,038)     (2,606)        (814)     (2,661)
              Cash provided by (used for) continuing
      (139)      operations                                          (157)      (1,446)     (4,527)        (115)        594

----------------------------------------------------------------------------------------------------------------------------
                                                                     2001         2000        1999        1998         1997 *

KEY RATIOS:
Income (loss) from operations:
     as a % of sales                                                 (4.2)        11.3         5.6         2.2          5.8
     as a % of net operating capital (RONA)                          (9.1)        35.7        17.5         6.5         16.4
Turnover rate of net operating capital                               2.15         3.16        3.14        2.91         2.84
Inventories as a % of sales                                          13.3         13.9        14.5        14.0         15.2
Outstanding trade receivables (in months' sales)                      1.5          1.5         1.4         1.3          1.3
Income (loss) from continuing operations:
     as a % of stockholders' equity (ROE)                           (12.8)        53.5        12.6         5.1         15.9
Net debt to group equity ratio                                      27:73        12:88        6:94         (f)        21:79

DEFINITIONS:
Working capital         : current assets excluding cash and cash equivalents and
                          securities less current liabilities
Net operating capital   : intangible assets (excluding goodwill unconsolidated
                          companies), property, plant and equipment, non-current receivables and current assets excluding cash and cash equivalents, securities and deferred tax positions, after deduction of provisions and other liabilities
RONA                    : income from operations as a % of average net operating
                          capital
ROE                     : income from continuing operations as a % of average
                          stockholders' equity
Net debt                : long-term and short-term debt net of cash and cash
                          equivalents
Net debt: group
equity ratio            : the % distribution of net debt over group equity plus
                          net debt
Average number of
 outstanding shares     : weighted average number of outstanding common shares
                          based on monthly positions during the reporting year

(a) For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2001 (US $ 1 = EUR 1.1326).
(b) Income from continuing operations in these years was impacted by a number of special items. Excluding these items, the loss from continuing operations in 2001 totaled EUR 908 million (2000: income of EUR 2,831 million, 1999: income of EUR 1,614 million) or a loss of EUR 0.71 per common share (2000: profit of EUR 2.16, 1999: profit of EUR 1.17). Reference is made to page 4 ("Income (loss) from continuing operations excluding special items") of the 2001 Annual Report - Financial Statements and Analysis.
(c) Previously reported figures restated for 4-for-1 stock split in 2000.
(d) See Note 8 of "Notes to the Consolidated Financial Statements" on page 70 of the 2001 Annual Report - Financial Statements and Analysis - incorporated herein by reference for a discussion of net income (loss) per common share on a diluted basis.
(e) Includes provision for pensions, severance payments, restructurings and taxes among other items; see Note 17 of "Notes to the Consolidated Financial Statements" on page 75 of the 2001 Annual Report - Financial Statements and Analysis - incorporated herein by reference.
(f) Not meaningful: net cash in 1998 exceeded the debt level.

* 1997 has been restated to reflect the sale of PolyGram N.V. in 1998 and to present the Philips Group accounts on a continuing basis.

II. AMOUNTS IN ACCORDANCE WITH US GAAP (a)

(See Note 27 of "Notes to Consolidated Financial Statements" on pages 92 through 94 of the 2001 Annual Report - Financial Statements and Analysis - incorporated herein by reference.)

              -------------------------------------------------------------------------------------------------------------
                                                                                           millions, except per share data
      2001 (b)                                                      2001         2000        1999         1998        1997
      US $                                                           EUR          EUR         EUR          EUR         EUR
              INCOME STATEMENT DATA:
    (2,185)   Income (loss) from continuing operations            (2,475)       9,577       1,595        1,025       2,500
              Income from discontinued operations (less
         -       applicable income taxes)                              -            -           -        4,891         233
         -    Extraordinary (expenses) income - net                    -            -          (5)         (16)        (43)
              Cumulative effect of a change in accounting
              for - derivative instruments and hedging
              activities -  net                                        -           85           -            -           -


    (2,185)   Net income (loss) in accordance with US GAAP        (2,475)       9,662       1,590        5,900       2,690

              BASIC EARNINGS PER COMMON SHARE:
     (1.71)   Income (loss) from continuing operations             (1.94)        7.30        1.16         0.71        1.79
     (1.71)   Net income (loss)                                    (1.94)        7.36        1.15         4.10        1.93

              DILUTED EARNINGS PER COMMON SHARE:
     (1.71)   Income (loss) from continuing operations             (1.94)        7.22        1.15         0.70        1.76
     (1.71)   Net income (loss)                                    (1.94)        7.28        1.15         4.06        1.89

              BALANCE SHEET DATA:
      (445)   Working capital                                       (504)         549         826        1,170       1,900
    34,612    Total assets                                        39,202       39,524      31,673       28,009      23,194
     1,274    Short-term provisions                                1,443          969       1,056          966         938
     2,028    Long-term provisions                                 2,297        2,588       2,000        2,007       2,330
    16,917    Stockholders' equity                                19,160       22,707      16,708       14,456       9,220

(a) Under US GAAP, divestitures which cannot be regarded as discontinued segments of businesses must be included in income from continuing operations. Under Dutch GAAP, prior to 1999, certain material transactions such as disposals of lines of activities, including closures of substantial production facilities or substantial results from disposals of interests in unconsolidated companies, were accounted for as extraordinary items, whereas under US GAAP these would have been recorded in income from operations.
(b) For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2001 (US $ 1 = EUR 1.1326).

III. CASH DIVIDENDS AND DISTRIBUTIONS PAID PER COMMON SHARE

The following table sets forth in euros the gross dividends and cash distributions paid on the Common Shares in the financial years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of Shares of New York Registry:

------------------------------------------------------------------------------------------------
                                         2001         2000        1999         1998        1997

o     In EUR                             0.36         0.30        0.25         0.23        0.18
o     In US $                            0.32         0.29        0.27         0.24        0.21

The cash distribution in respect of 2001, approved by the General Meeting of Shareholders on March 28, 2002, resulted in a total payment in the year 2002 of EUR 459 million (EUR 0.36 per Common Share).

The dollar equivalent of this cash distribution paid to shareholders in the year 2002, was calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company, being April 4, 2002. The dollar equivalents of the prior year profit distributions paid to shareholders have been calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company.


IV. EXCHANGE RATES US $ : EUR

The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). The years prior to 1999 have been converted into euros using the irrevocably fixed conversion rate which became effective on January 1, 1999 (EUR 1 = NLG 2.20371):

--------------------------------------------------------------------------------------
calendar period                                                        EUR per US $ 1
                                    --------------------------------------------------
                                      period end     average(1)     high          low

1997                                      0.9202      0.8887      0.9610       0.7850
1998                                      0.8517      0.8996      0.9479       0.8232
1999                                      0.9930      0.9455      0.9984       0.8466
2000                                      1.0652      1.0881      1.2092       0.9676
2001                                      1.1235      1.1234      1.1947       1.0488
2002 (through April 16)                   1.1325      1.1496      1.1636       1.1073

(1) The average of the Noon Buying Rates on the last day of each month during the period.

--------------------------------------------------------------------------------------
                                                                 highest       lowest
                                                                    rate         rate

October 2001                                                      1.1245       1.0892
November 2001                                                     1.1403       1.1057
December 2001                                                     1.1399       1.1057
January 2002                                                      1.1636       1.1073
February 2002                                                     1.1610       1.1392
March 2002                                                        1.1558       1.1317
April 2002 (through April 16)                                     1.1429       1.1325


Philips publishes its financial statements in euros while a substantial portion of its assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.

Unless otherwise stated, for the convenience of the reader the translations of euros into dollars appearing in this report have been made based on the balance sheet rate on December 31, 2001 (US $ 1 = EUR 1.1326). This rate is not materially different from the Noon Buying Rate on such date (US $ 1 = EUR 1.1235).

The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips' financial statements for the periods specified.

--------------------------------------------------------------------------------------
                                                                       EUR per US $ 1
                                    --------------------------------------------------
                                     period end     average (a)     high          low

1997                                     0.9166      0.8849       0.9620       0.7850
1998                                     0.8576      0.8985       0.9484       0.8213
1999                                     0.9914      0.9392       0.9987       0.8460
2000                                     1.0740      1.0858       1.2089       0.9675
2001                                     1.1326      1.1215       1.1632       1.0828

(a) The average rates are the accumulated average rates based on daily quotations.




Risk factors

The information on risk factors required by this Item is incorporated by reference herein from pages 28 through 33 of the 2001 Annual Report - Financial Statements and Analysis ("Operating and Financial Review and Prospects").

It describes some of the risks that could affect Philips' businesses. In addition to these risks, the rating of the Company's debt by major rating services may be downgraded. As a result, the Company's borrowing capacity may be negatively influenced and its financing costs may increase. The factors should be considered in connection with any forward-looking statements in Philips' 20-F Report and the cautionary statements contained in "Introduction" on page 3. Forward-looking statements can be identified generally as those containing words such as "anticipates", "assumes", "believes", "estimates", "expects", "should", "will", "will likely result", "forecast", "outlook", "projects" or similar expressions. From time to time, Philips may also provide oral or written forward-looking statements in other materials Philips releases to the public. The cautionary statements contained in "Introduction" are deemed to apply to these statements.

The risks described are not the only ones that Philips faces. Some risks are not yet known to Philips and some that Philips does not currently believe to be material could later turn out to be material. All of these risks could materially affect Philips' business, its revenues, operating income, net income, net assets and liquidity and capital resources.

Philips is a global company, which means that it is affected by economic developments in all regions of the world.

Item 4.      Information on the Company

The structure of the Philips group

The following information is important for understanding the structure of the Philips group ("Philips" or the "Group"). Koninklijke Philips Electronics N.V. (the "Company" or "Royal Philips Electronics") is the parent company of Philips. Its shares are listed on the stock markets of Euronext Amsterdam, the New York Stock Exchange, the London Stock Exchange and a number of other stock exchanges. The Company was incorporated as a limited partnership with the name Philips & Co under the laws of The Netherlands on May 15, 1891. This limited partnership was converted to the limited liability company N.V. Philips' Gloeilampenfabrieken on September 11, 1912. On May 6, 1994, the name was changed to Philips Electronics N.V., and on April 1, 1998 the name was changed to Koninklijke Philips Electronics N.V. The management of the Company is entrusted to the Board of Management under the supervision of the Supervisory Board. The Group Management Committee, consisting of the members of the Board of Management, chairmen of product divisions and certain key officers, is the highest consultative body to ensure that business issues and practices are shared across Philips and to define and implement common policies. Members of the Board of Management and the Supervisory Board are appointed by the Annual General Meeting of Shareholders on the recommendation of the Supervisory Board and the Meeting of Priority Shareholders. See Item 7: "Major Shareholders and Related Party Transactions". The other members of the Group Management Committee are appointed by the Supervisory Board. Since 1998, the Board of Management is located in Amsterdam, The Netherlands.

The activities of the Philips group are organized in product divisions, which are responsible for the worldwide business policy. Philips delivers products, systems and services in the fields of lighting, consumer electronics, domestic appliances and personal care, components, semiconductors and medical systems. At the end of 2001, Philips has 160 production sites in 35 countries and sales and service outlets in approximately 150 countries, employed about 189,000 people and recorded sales of EUR 32 billion in 2001.

Since 1996, Philips has made significant progress in strategic refocusing of its portfolio of businesses. It has reduced the number of businesses from 100 to approximately 65 and the number of operating divisions from 12 to 9, bringing more transparency, accountability and focus to its operations. At present, Philips is focusing on strengthening its existing core businesses, through selected acquisitions, and through disposal of businesses that are underperforming or not essential from a strategic viewpoint.

On April 12, 2002, Philips announced that it had decided, in order to streamline its organizational structure, to decrease the number of corporate regions from 7 to 4. As part of this process, the Netherlands region will be integrated in the region `Europe, Middle East and Africa' (EMEA).

Royal Philips Electronics has its corporate seat in Eindhoven, The Netherlands and is registered under number 17001910 at the Commercial Register of the Chamber of Commerce and Industry in Eindhoven, The Netherlands. The executive offices of the Company are located at the Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands, telephone 31 (0)20 59 77 777.


Business Overview

Since it started its activities in 1891, Philips has grown from a small incandescent lamp factory to a widely diversified multinational group of companies, engaged primarily in the manufacture and distribution of electronic and electrical products, systems and equipment, as well as information technology services.

For the last five years, Philips has been engaged in a continuing process of reviewing its portfolio of businesses from a strategic and performance perspective. When it started this process in the course of 1996, Philips' portfolio comprised more than 100 businesses. At present, rather than acquiring businesses in new areas, Philips is focusing on the strengthening of its existing core activities, including the use of selected acquisitions, and the disposal of activities that are under-performing and not essential from a strategic viewpoint. These disposals include the sale of Philips' 75% equity interest in PolyGram N.V. in 1998, the reduction of Philips' involvement in the German consumer electronics company Grundig AG at the end of 1996, the formation of a joint venture for mobile communications with Lucent Technologies in 1997 and the subsequent dissolution in 1998 after the incurrence of substantial losses, the sale of Philips Car Systems in 1998, and the merger of Origin with Atos in 2000 (for a further description see "Product Sectors and Principal Products"). The portfolio of Philips Components has essentially been adjusted by: the disposition of Philips' conventional (non-ceramic) Passive Components business group in 1998, the divestment of the Advanced Ceramics & Modules and General System Components business groups in 2000, the placement of large LCD displays into a joint venture with LG Electronics of Korea in 1999 and the merger of the maturing cathode-ray tube (CRT) activities with those of LG Electronics of Korea in 2001.

The Consumer Electronics (CE ) sector is changing rapidly in focussing on digital, high growth products. In 2001, manufacturing of mobile handsets was transferred to a partnership with China Electronics Corporation (CEC), while the manufacturing of VCR's was outsourced to Funai Electric of Japan. In addition, CE's portfolio of businesses has been streamlined further by the recent divestment of Fax, Broadcast and part of Marantz, while other smaller businesses, which were part of the former Specialty Products businesses, were transferred to the new cluster Corporate Investments as part of the division Miscellaneous.

The digital parts of Consumer Electronics, together with Semiconductors, Components and Research, are the focus of the high-growth technology strategy relating to core businesses.

The other core building blocks include the Medical Systems, Lighting and Domestic Appliances and Personal Care divisions. The multi-billion dollar acquisition program has substantially strengthened the Medical Systems division; its acquisitions in 2001 of Agilent Healthcare Solutions and Marconi's Medical Systems made it No. 2 in the world in medical imaging equipment. The Lighting division is a world leader with consistent returns and cash flows. Philips believes that new growth will be stimulated by emerging technologies, such as solid-state lighting Light Emitting Diodes (LEDs) and a strong focus on lighting-related electronics. In the case of Domestic Appliances and Personal Care, growth is expected to center mainly on male shaving and oral healthcare. The acquisition of Optiva Corporation, a leading manufacturer of electric tooth brushes, on October 1, 2000 was made in pursuit of this strategy.

In the area of information technology services, Philips has merged its Origin activities in a new company, Atos Origin, as of the first of October 2000.

Philips encounters aggressive and able competition worldwide in virtually all of Philips' business activities. Competitors range from some of the world's largest companies offering a full range of products to small firms specializing in certain segments of the market. In many instances, the competitive climate is characterized by rapidly changing technology that requires continuing research and development commitments and intensive investment capital to meet customer requirements. Also, the competitive landscape is changing as a result of increased alliances between competitors.


Product sectors and principal products

In order to improve financial transparency to Philips' shareholders and the financial community at large, the Board decided in 2000 that separate results will be published for all divisions. As a consequence, the following nine segments are distinguished: Lighting, Consumer Electronics, Domestic Appliances and Personal Care, Components, Semiconductors, Medical Systems, Origin (deconsolidated from October 1, 2000 onwards), Miscellaneous and Unallocated.

For a description of the changes in the businesses comprising the segments, and data related to aggregate sales, segment revenues and income from operations, see Note 28: "Information relating to product sectors and main countries" on pages 95 through 99 of the 2001 Annual Report - Financial Statements and Analysis, and page 43 of the Management Report, incorporated herein by reference. For a discussion of revenues and income from operations of the product sectors, see Item 5: "Operating and Financial Review and Prospects". For a discussion of principal cooperative business activities and participating interests, see also "Cooperative Business Activities and Unconsolidated Companies" under Item 5.

LIGHTING

Philips has been engaged in the lighting business since 1891 and is a leader in the world market for lighting products with recognized expertise in the development and manufacture of lighting products. A wide variety of applications is served by a full range of incandescent and halogen lamps, compact and normal fluorescent lamps, automotive lamps, high-intensity gas-discharge and special lamps, QL induction lamps, fixtures, ballasts and lighting electronics. Lighting products are manufactured in facilities worldwide. Philips' worldwide presence in the lighting market has given it a strong international position in lighting projects, both in design and full-scale turn key project installation. These activities require sophisticated expertise and help Philips to maintain its leading position in the professional lighting market.

Philips Lighting worldwide consists of four integrally responsible ongoing businesses: Lamps, Luminaires, Automotive & Special Lighting and Lighting Electronics. Each of these is given complete control over all its processes. Major drivers for growth are: innovative products based on technology breakthroughs; the pursuit of opportunities in emerging markets; and focus on value creation through skilled marketing. Across Europe, North America, Latin America and Asia Pacific, the division employs some 48,000 people. After selling Philips' ownership in the joint venture Philips Matsushita Battery Corporation, the battery marketing and sales activities of Philips were transferred (Mid
2001) from Lighting to Consumer Electronics.

Within Lamps, the largest business, the main growth areas are the thin 16 mm T5 fluorescent lamps, halogen and high-intensity discharge lamps - especially Mastercolor CDM. The latter solves the color variation problems inherent in conventional metal-halide lamps, while offering much longer economic life and thus considerably lower maintenance costs.

In Luminaires a development program to increase efficiency and improve profitability has been implemented. Among many product introductions, the efforts to help make urban areas more beautiful as well as safer at night has continued with the introduction of our New Metronomis range, offering lighting designers, architects and urban planners a complete tool box for lighting urban spaces.

In Automotive, fast growth is driven by innovations enhancing comfort and safety on the road. The VisionPlus replacement headlight bulbs, for instance, give up to 50% more light on the road. US research has shown that Xenon lights considerably enhance safety on the roads. In 2001 the ten millionth Xenon bulb was produced. In Special Lighting - which contains applications such as digital data projection (where Philips Lighting has a leading position with the UHP lamp), stage/theater/entertainment, infrared for industrial use, and ultraviolet for both solaria and air/water disinfection - the focus will be continued on exploiting double-digit growth opportunities in new application areas. In June 2001 a joint venture was formed with the Fraunhofer Institute in Aachen, Germany, to develop Extreme UV light sources to be mounted in the next generation of photolithography equipment for the semiconductor industry.

In 1997, Philips and Hewlett-Packard established a joint venture company, LumiLeds Lighting B.V., for the development, manufacture and marketing of LED (Light Emitting Diode)-based lighting products. Philips' share in this joint venture (now with Agilent Technologies, formerly part of HP) was significantly extended in 1999 to a 50% share in common stock. Sales in LumiLeds Lighting continue to extend from automotive and traffic signal applications into signage and contour lighting. New applications for LED backlighting are opening up based on the rapid, ongoing improvement of the technology.

The new Luxeon LED technology, which lasts 100 times longer and is up to four times more efficient than today's standard incandescent light sources, was launched in 2001 to what Philips believes was widespread acclaim in the marketplace. In the lighting controls business, growth was boosted by the acquisition of ECS Lighting Controls Ltd., the UK market leader, in November 1999. In the year 2000, a stake was acquired in Metrolight, an Israeli company with a leading position in HID (High Intensity Discharge) ballasts.

In Lighting Electronics, the business opportunities generated by energy savings, miniaturization, increased power and flexibility, and cost effectiveness have led to the creation of a new global business unit, Special Lighting Electronics, focusing on electronics for, among other things, Ultra High Performance (UHP) lamps, LEDs and automotive and solar applications. Through the acquisition in 2001 of the fluorescent lighting ballast operation of Lumisistemas (Mexico) and the lighting ballast activities of Helfont (Brazil), our leading position in these markets has been continued. The launch of the eKyoto ballast in Europe provides an attractive, economical alternative to electromagnetic ballasts, offering substantial energy savings and lesser environmental impact.

Besides innovative products, Philips Lighting continues its focus on innovative ways of doing business. A pioneer in the field of e-business, activities on both the sell-side and the buy-side have been fully integrated, with product information provided through websites and e-catalogs. Order entry/order status extranets have been developed throughout the world. In collaboration with partners, development of e-marketplaces are being led.

CONSUMER ELECTRONICS

This segment markets a wide range of products in the following areas: video (consumer TV, institutional TV, VCR, TV-VCR, DVD video, DVD recorders), audio (audio systems, portable products, CD-R players), computer monitors (CRT and LCD based), consumer communications (mobile phones, cordless digital phones, fax), set-top boxes, broadband networks and business communications systems. This wide range of products is grouped into Mainstream Consumer Electronics (audio/video, monitors), Consumer Communications (phones, faxes) and Digital Networks (set-top boxes, broadband networks). At year-end 2001, Consumer Electronics had a headcount of around 31,500.

As the world's No. 3 company in the field of consumer electronics, Philips Mainstream Consumer Electronics is focusing on three main areas: digital displays; digital recording and playback; and (wireless) connectivity and the Internet.

Given the growth opportunities for digital in our focus areas, Philips Consumer Electronics is continuing to reposition its product offering from analog into digital. This is reflected in the composition of and changes to the product portfolio.

The DVD recorder for instance, introduced in 2001, illustrates the commitment to digital storage and forms a strong foundation for future developments. In the analog domain, on the other hand, the focus is on managing the business with maximum profitability by minimizing capital assets (increased outsourcing) and reducing product diversity and development costs. For example, with the market for analog video recorders becoming mature, Philips has decided to outsource production to FUNAI Electric Company, Ltd., of Japan and to concentrate VCR resources on marketing and sales.

In consumer display devices, the focus is on the overall viewing experience, the trend being towards slim consoles and flat, wide screens, with increased emphasis on picture quality and design. Development of new technologies are expected on the short-term horizon. For example, Philips Consumer Electronics is currently working on PixelPlus technology, which permits manufacturers to double screen resolution, the latest milestone in picture quality. The anticipated result is a high-definition picture in a conventional TV set, increasing viewing pleasure.

In 2001, Philips Consumer Electronics won an EISA Award for its new 32-inch plasma display set, its third consecutive Flat TV product to win such an award. Measuring just 9 cm deep, the super-slim set, which incorporates Philips' acclaimed picture enhancement technologies Digital Natural Motion, Digital Crystal Clear and Active Control, was described by EISA as `the future of television'.

In 2000 LightFrame was introduced, a proprietary technology for TV-quality video and photo display on a computer monitor. This combination of monitor hardware and PC-based software boosts the brightness and sharpness of a monitor's video signal. In the course of 2001 this technology was further improved for significantly better web performance.

After the successful launch of the consumer CD audio recorder some fifteen years ago, the DVD recorder is, we believe, the next important building block in the digital domain. Recordings made on a DVD recorder can be played on almost any DVD player currently on the market. The DVD drive, a similar device, offers consumers data storage in a PC and more comprehensive video editing as well as playback of recordings made with consumer electronics devices. Philips Consumer Electronics introduced Europe's first DVD Recorder at the Internationale FunkAusstellung (IFA) in Berlin in August 2001.

The year 2001 also included the introduction by Philips of the first multi-channel Super Audio CD player, offering the best sound performance available today. By year-end 2001, some 600 SACD titles were available, including a growing number of multi-channel releases.

Philips has set up an extensive licensing program for all these technologies, allowing Philips, together with partners, to set standards, create new markets and generate substantial revenue.

As devices become increasingly web-connected, the future is envisioned of "always-on" Internet accessibility, much like any other domestic utility. An important first step in this direction has been taken with the launch of the FW-i1000 Internet Audio system in the United States. Hooked up to a broadband Internet connection, it can access any of the thousands of radio stations currently available online.

The MP3-CD product range continues to grow in popularity, offering the best cost-per-megabyte value available today in removable digital storage. In 2001 an entire range of MP3-CD devices were created, including the pocket-sized eXpanium, and a whole range of portables, hi-fi mini systems and even CD recorders, all offering MP3-CD playback.

In 2001, the PCB/Assembly unit - set up to bring together all the printed circuit board assembly operations of Consumer Electronics in one unit - was renamed Philips Contract Manufacturing Services (PCMS). At the same time it was announced that PCMS will be bringing its expertise to the external electronic manufacturing services market.

With production centers in China, Europe, Mexico, Brazil, Singapore and India, PCMS now offers a full range of manufacturing services, including design, engineering, product introduction, prototyping, mass manufacturing and supply chain solutions.

Digital Networks is at the forefront of digital convergence, transforming the way television and the Internet are being accessed at home or on the move. Philips believes that its set-top boxes, software and solutions for Internet streaming, rights management and broadcast transmission are helping to drive the migration in the market from analog - based devices to a standard based onbroadband digital. Digital Networks' technology solutions enable service providers to deliver exciting and compelling content to consumers. For example, its state-of-the-art cable set-top box, launched during 2001 and powered by the Philips Semiconductors Nexperia(TM) processor, provides an advanced gateway for the secure delivery of broadcast, multimedia, Internet and telephony services to households via a normal television set.

Philips' firm belief in open technology standards for healthy business development underpins Digital Networks' involvement in the Multimedia Home Platform (MHP). Supported by over 200 major broadcasters and technology companies, MHP is intended to provide a level playing field for the development of interactive and enhanced digital television. MHP addresses an over-diversity of proprietary technologies which have emerged during digital television's infancy, contributing to, we believe, a slower market growth of services. In 2001, Digital Networks addressed this situation by strategically refocusing its set-top box activities, significantly strengthening relationships with key customers. At the same time, the group commenced a program of promoting two main set-top box platforms in order to reduce development costs, while improving time-to-market and supply chain issues.

As the Internet transforms into a broadband, "always-on" medium, Digital Networks continued its strategic investment in MPEG-4, the standard for high-quality video, audio and multimedia streaming, during 2001. Digital Networks is focusing its application of MPEG-4 in the mobile wireless markets, seeking strategic alliances to develop MPEG-4 distribution technology solutions.

In 2001 Philips' mobile phone activities were refocused, with Philips Consumer Communications (PCC) ceasing to operate as an independent manufacturer of mobile handsets; this involved a major restructuring, particularly in France. Part of PCC's R&D capabilities and part of its manufacturing activities will be incorporated in partnerships with China Electronics Corporation (CEC).

Philips has retained a minority shareholding in the manufacturing operations, which will serve a larger customer base on an ODM (original designer/manufacturer) basis and is expected to allow Philips to continue to market and sell Philips-branded mobile phones in Europe and Asia Pacific, where the GSM standards prevail. The agreement with CEC leaves the creative power of Philips' technology divisions (Components and Semiconductors) in mobile communications intact. On the other hand it enables Philips' Consumer Electronics division to remain active in the mobile handsets market with limited exposure. To this end, a new business unit, Wireless, will be set up within Consumer Electronics which will focus on marketing and distribution. As of January 1, 2002, Philips' DECT business (providing cordless phones for the home) has been fully integrated in the Wireless unit; the mobile handset activities will follow in 2002.

On January 3, 2002, it was announced that Philips will sell its Fax business unit to SAGEM, for an amount of approximately EUR 15 million. The transaction is expected to be closed in the second quarter of 2002 and is subject to customary approvals.

On March 25, 2002, Philips and Nike Inc. announced an alliance to merge their athletic and digital technology expertise to develop innovative technology product solutions. The premier offerings from the Nike and Philips alliance are expected to include a new line of portable MP3 and MP3-CD players that have been designed for sport through the integration of ergonomics, usability, portability and solid state technology.

DOMESTIC APPLIANCES AND PERSONAL CARE

Philips Domestic Appliances and Personal Care develops, manufactures and markets a wide range of products in the field of male shaving and grooming, body beauty and health, dental care, home environment care, and food and beverage preparation. The division has a strong market presence in all regions around the world and employs some 9,500 people. Philips produces the Philishave, a dry shaver which is based on the Philips-invented rotary shaving technique. The division is world market leader in dry shaving with leading positions in Europe, Latin America, the United States and China.

In October 2000, Philips acquired Optiva Corporation, the Seattle, USA based manufacturer of the Sonicare electric toothbrushes and the No. 1 in the US power toothbrush market. By this acquisition, Philips Domestic Appliances and Personal Care division has become the No. 2 global player in the market of electric toothbrushes. Other personal care products include female depilatory products, skin care, hair care and sun care products.

Philips provides products for all stages of food and beverage preparation, such as mixers, blenders, food processors and kitchen machines, toasters, coffee makers, fryers, table-top cooking and general kitchen appliances. Philips manufactures and markets vacuum cleaners, irons, air cleaners and heating appliances. Domestic appliances and personal care products are sold under the Philips brand and other brand names.

Philips has long been successful on the US market under the brand name Norelco and will continue to use this brand name for the male shaving and grooming products. To further boost growth, Philips introduced the Philips brand name for male shaving products in the US in 1998.

COMPONENTS

Philips Components is a world-leading provider of integrated electronic solutions in the areas of displays, storage and connectivity. Its global customer base covers the computing, consumer electronics, telecommunications and automotive industries. The division employs some 15,000 people.

Philips Components will continue on its course to become a market leader in providing customized digital solutions to internal customers and leading OEMs.

This is part of the division's transformation from a commodity component supplier to a supplier of digital subsystems and solutions based around the building blocks of displays, storage and connectivity. Components will shift allocation of capital and human resources toward system and architecture design and system-type selling. It also aims to move up the value chain with a digital solutions focus, allowing Philips Components to capture a larger part of the value.

In June 2001, Philips and LG Electronics of Korea (LGE) completed a definitive agreement through which the two companies merged their respective cathode ray tube (CRT) businesses into a new joint venture company. LGE and Philips share equal control of the joint venture, named LG.Philips Displays. The aim of the move is to ensure the lowest possible cost base in the maturing CRT market and to achieve significant synergies.

This follows the substantial investments in digital-age display technologies made by Philips through the establishment of a manufacturing joint venture between Philips and LGE (LG.Philips LCD) in July 1999, creating a world-leading supplier of Active Matrix Liquid Crystal Displays (AMLCDs).

The 50/50 joint venture, LG.Philips LCD, continues to be a leader in the production of TFT LCDs for computer monitor and notebook applications and is supplying display panels for the fast growing consumer market of LCD TVs. LCD technology affords numerous advantages, including lower power consumption, reduced electromagnetic emissions, as well as sleek and lightweight designs. By October 2001, LG.Philips LCD became the first company in the industry to ship 4 million units for 15.1 inch computer monitors. In addition, it unveiled a family of wide-format (16:9 aspect ratio) LCDs for computer and LCD TV applications.

An important development in 2001 was the establishment of Philips Mobile Display Systems (MDS) as a separate business group. MDS is one of the world's leading suppliers of mobile displays. In 1999, Philips successfully commercialized the first polymer organic light-emitting diode (PolyLED) technology, for use in end products for small-scale mobile applications, including cellular phones and pagers.

According to DisplaySearch (a market researcher based in Austin, Texas), the total market for display technologies is expected to reach USD 12 billion by 2005. By that time, organic LED technologies, including PolyLED, are expected to comprise 10% of the total display market, growing to more than 50% by the year 2010.

In optical storage, Philips Components is a leading innovator in CD and DVD formats for the information technology and consumer electronics markets. A broad alliance of more than 50 industry-leading PC, optical storage and consumer products manufacturers now back the DVD+RW (re-writable) standard, and the number continues to grow. Gartner Group/Dataquest analysts predict the rewritable DVD market will reach approximately 2.1 million units in 2002 and grow to 14.5 million units by 2005.

In April 2002, Philips and Ben Q Corporation of Taiwan (formerly Acer Communications & Multimedia Inc.) announced the intention to cooperate in the development of next generation optical storage data drives for the PC industry, thus creating a significant time-to-market advantage in optical storage products, initially focussing on DVD + RW drives in the data market.

Philips Components is in the process of building a position in wireless connectivity modules for use in a digital, Internet based environments focusing on the possibility of providing consumers with "anywhere/anytime" interactivity. The division is developing networked products for "at home" and "on the move" through technologies intended to facilitate connections of computers and digital communication devices such as Bluetooth, a low frequency wireless standard operable within a single building. Philips Components aims to become the one-stop shopping hub for OEMs looking to bring both Bluetooth and 802.11A/B products to market. Key to this is the division's strong relationship with Philips Semiconductors.

On March 27, 2002, Philips and Dell announced that they entered into a global strategic alliance. The five year agreement calls for Philips to supply cathode-ray tube and flat panel monitors, storage devices, connectivity solutions and other components to Dell for use in computer systems. Dell will also market and sell a comprehensive range of Philips-brand computer peripherals, along with related products. The companies will collaborate on technology planning, marketing and optical storage standards to more rapidly serve the needs of world-wide customers.

SEMICONDUCTORS

Philips Semiconductors is a major supplier of complex "systems on silicon" and standard semiconductor products for consumer electronics, telecommunications, automotive, computing and industrial applications. Semiconductors' solutions are designed to grow and evolve as their customers adapt their businesses to take advantage of and respond to fast-evolving digital technologies. The division has approximately 33,000 employees in more than 50 countries.

Activities in the consumer segment of the division are focused on responding to a market trend of a new generation of digital applications, wireless connectivity and new, simple user interfaces. For the home, Philips' Nexperia Digital Video Platform is intended to be at the forefront of this trend and in 2001 the division gained the endorsement of major players for this architecture, which will be used in new generations of Digital TV coming onto the market in 2003/2004. This platform will enable a host of new digital services - games, interactive TV, video-on-demand and information services - to be delivered to home entertainment systems by cable, satellite or Internet providers. As it moves into this future, the flexible Nexperia design methodology is already enabling scalable, customizable solutions for the digital home; rapid, right-first-time solutions which are software-upgradeable to keep pace with emerging services.

In the communications segment, Philips Semiconductors responded quickly to the changing market dynamics in 2001 that saw both a continuing decline in semiconductor prices slowing demand for mobile handsets and showed that it is able to meet the needs of the contract designers and manufacturers (ODMs) who are taking over from the branded handset makers. Additionally, Philips Semiconductors has a strong focus and market position in China, the largest potential growth market for mobile phones in the coming years.

During the year, Philips formed a joint venture with China Academy of Telecommunications Technology (CATT) and CEC Wireless (CECW) to develop 3G (third generation) phones for the Chinese market. We believe the Chinese market, with its low mobile phone penetration rate, is a region of promise for new 3G phones.

In the Automotive sector, Philips is a leading supplier of semiconductors for in-car entertainment systems' and is leading the way in developing the new generation of digital in-car entertainment and information systems, as well as in-vehicle networking systems. Philips Semiconductors is a founding member of the FlexRay consortium with Daimler Chrysler, BMW and Motorola, which is expected to revolutionize car electronics of the near future through introduction of new technologies. Combined with the Nexperia platform, Philips semiconductors will continue to invest in key technologies and capabilities that will drive the digital revolution forward. These include identification and security, power management, connectivity, wired and wireless communications (such as Bluetooth) and user interface design.

The division has made significant progress in its focus area of wireless connectivity. Philips' proposal for a new low-cost connectivity standard (ZigBee) was accepted by the IEEE as the new industry standard. This new standard is expected to provide a whole new class of connectivity for a variety of applications including remote controls, in-house security systems and environment control (heating, light, ventilation) systems for the home. The division continued to ship chipsets for the volume connectivity standards - Bluetooth and 802.11 - making Philips the only company to support all major standards. By the end of 2001, the division had shipped over 7 million 802.11 A/B chipsets.

The division has 16 manufacturing facilities throughout the world, located in Europe, the United States and Asia. In addition Semiconductors has significant investments in Singapore (SSMC), Taiwan (TSMC) and China (ASMC).


MEDICAL SYSTEMS

Philips Medical Systems is one of the world's leading suppliers of medical imaging modalities and patient monitoring systems. It is a global leader in the product segments x-ray, ultrasound, nuclear medicine, patient monitoring, magnetic resonance, computed tomography and medical IT. Philips Medical Systems employs around 31,000 people. The product portfolio also includes positron emission tomography, radiation therapy planning, imaging IT systems and related services. Addressing a market that increasingly demands full-range suppliers able to provide total healthcare solutions, Philips Medical Systems is reaching for a global leadership position in this total provider area. Following a focused and ambitious program of acquisitions over the last three years, representing investments in excess of USD 5 billion, Philips Medical Systems believes it is now able to offer integrated solutions covering the entire spectrum of diagnostic imaging and patient management needs.

Philips Medical Systems has significantly strengthened its position in the field of diagnostic imaging with the acquisition of ATL Ultrasound in 1998. This company is one of the leaders in ultrasound imaging systems - one of the fastest growing sectors of the market - and the clear leader in all-digital ultrasound systems.

In ultrasound, the subsidiary ATL has brought SonoCT realtime compound imaging, an advanced real time imaging standard, to all major applications of ultrasound and united it with other advanced capabilities such as 3D, bringing the benefits of numerous powerful technologies together.

In December 2000, Philips Medical Systems acquired substantially all of ADAC Laboratories' common stock. The Milpitas, California based company is a worldwide market leader in nuclear medicine, positron emission tomography - one of the fastest-growing market segments - and radiation therapy planning.

In August 2001, Philips Medical Systems completed the acquisition of the Healthcare Solutions Group (HSG) of Agilent Technologies Inc. HSG is active in the field of pervasive cardiology and monitoring solutions, and is a leading global provider of medical products and services to hospitals, healthcare clinics, physicians' offices, airlines and others. The primary reason for the acquisition was to enhance our existing business and to provide Medical Systems with a strong position in the cardiac sector. Additionally, the acquisition enables Medical Systems to enter certain new, high-growth segments such as home care technology enabling remote diagnostics.

In October 2001, Philips Medical Systems acquired all the shares of Marconi's Medical Systems business, which comprises two businesses, the core Medical Imaging Equipment business, a global participant in the medical diagnostic imaging equipment industry, and the Marconi Healthcare Products business (HCP), one of the largest distributors of radiology imaging supplies in the USA. Philips intends to divest HCP. The primary reasons for the acquisition were to enhance Medical Systems' Computed Tomography (CT) portfolio and to acquire an additional CT installed base whose service and maintenance is the most profitable area of the diagnostic imaging industry.

Following its recent acquisitions, Philips Medical Systems possesses a world-class portfolio of technologies and competencies. The division has embarked on a Post Merger Integration project with the aim of creating a single, coherent organization through the entire supply chain. This will enable customers to benefit from the increased breadth and depth of products and services, as well as from the synergies between the various companies, extending from shared technology and manufacturing facilities right through to common logistics and customer support.

In the course of 2000, a range of new customer support products was introduced, aimed at better cost control for healthcare providers. For instance, Philips Medical Systems is capable of offering transcription services that reduce overall reporting costs through the acquisition in 2000, of the majority of shares in MedQuist Inc. of the United Sates, a provider of outsourced medical record translation services.

ORIGIN

In October 2000, Philips sold its 98% interest in Origin, its global IT service company delivering systems and a full range of services that facilitate total business solutions for clients, to Atos, a leading European IT service provider and received a 48.7% interest in the combined entity Atos Origin. As a result of the merger, as from October 1, 2000, Philips no longer consolidates Origin as a separate division but includes its share of Atos Origin's earnings in results relating to unconsolidated companies (in the Miscellaneous segment).

MISCELLANEOUS

This segment comprises various activities and businesses not belonging to a product sector. It consists mainly of two groups of activities: the central research and technology centers (such as Philips Research, Intellectual Property and Standards, Philips Centre for Industrial Technology and Philips Design) and Corporate Investments (such as NavTech, a business engaged in the development of software databases on digital maps to be used for car navigation purposes, Assembleon, a manufacturer of printed circuit board assembly machines and provider of related services, and Philips Enabling Technologies Group (PETG), a manufacturer of high-tech equipment, high-tech aerospace and high-tech plastics). It also comprises various (remaining) activities that have been sold, discontinued, phased out or deconsolidated in earlier years. NavTech was consolidated for the first time in 2001 and included in the Miscellaneous sector. Until its deconsolidation in May 2001 FEI Company, a leading supplier of Structural Process Management(TM) solutions to the world's technology leaders in the fields of semiconductors, data storage and biological structures, was included in the consolidated figures of the Miscellaneous sector. Also included are some remaining former businesses from the Consumer Electronics sector.

Philips Enabling Technologies Group manufactures customer-specific machinery, tools and precision components for high-quality professional equipment. In 2000, Philips Machinefabrieken changed its name to Philips Enabling Technologies Group, a more accurate expression of the unit's competencies and the competitive environment in which it operates, i.e. at the interface of high technology and precision manufacturing. The Philips Enabling Technologies Group consists of three businesses:

o High Tech Equipment, with focus on Semiconductor front-end and Semiconductors back-end production, plus new future opportunities like Optical Storage, Flat Screen and Solar Cell.
o High Tech Aerospace, with focus on Engine Sheet Metal, Fan- and Compressor Blisks and Assembly of Fan Modules.
o High Tech Plastics, including Tooling, with focus on Optical Products, Medical disposables and Automotive Products.

Philips' Centre for Industrial Technology (CFT) is a renowned center of competence supporting the product divisions and a number of external high-tech companies in all aspects of production, particularly in the areas of mechatronics, electronics, process technology, assembly and industrial support. CFT supported the product divisions and Philips Research in 2001 in several initiatives that strongly support the Company's high-growth technology ambition. For example, it helped Philips Lighting analyze its production processes for UHP lamps and formulate an industrial strategy for the years 2001-2005. In addition, it contributed to the design, realization and ramp-up of a sealing-in process and related machines by customers.

Philips Design works according to its proprietary High Design process, a human-focused, multi-disciplinary, research-based approach intended to provide clients with competitive and sustainable solutions. Each year, 5% of Philips Design's turnover is re-invested in enriching knowledge through its R&D program. The 2001 program was dedicated to the design and branding of Philips Ambient Intelligence, exploring the application of interconnected, anticipatory and responsive technologies distributed throughout a number of diverse work and living spaces.

As of January 1, 2002, Corporate Intellectual Property and Standards & Licensing were combined in a new organization called Intellectual Property and Standards (IP&S). This combination is intended to improve efficiency, cooperation and the effective use of resources. The mission of IP&S is to create a strong IPR (Intellectual Property Rights) portfolio for Philips and to generate maximum returns from its intellectual property.

Despite the general slowdown in the economy, IP&S was able to maintain the level of direct licensing income from third parties in 2001. Major successes were achieved with licensing programs in the fields of optical storage, digital video and IC buses. Moreover, a number of promising new licensing programs for future revenues have been started in various areas, such as image coding. Via cross-licenses, IP&S was able to give Philips' business units a considerable competitive edge in terms of non-cash benefits by providing access to third parties' inventions. Value creation was also undertaken by contributing intellectual property rights as assets in return for a share in a number of participations.

Stimulated by a patent filing incentive program, Philips filed some 3,000 new patent applications in 2001, a 35% increase on the year 2000. The portfolio now contains more than 75,000 rights. This increase was carefully controlled: the future need for patents was analyzed and patents were only generated in areas with high potential for value creation, such as digital video, optical storage, digital watermarking and connectivity. Although many of Philips' patents and licenses are significant, none is individually material to Philips' business as a whole.

Philips spends significant resources to protect its intellectual property rights and intellectual property licenses. Reference is also made to the 2001 Annual Report - Financial Statements and Analysis -, page 17 (research and development) and - Management Report - pages 55 and 56 incorporated herein by reference.

Research and Development

Management believes that a sustained strong performance in the field of research and development activities is of the utmost importance to strengthen Philips' competitiveness in its various markets and to open up new markets. Philips Research' mission is to generate value for the Company through technology-based innovations.

As one of the largest private-sector research establishments in the world, Philips Research supports all Philips' lines of business and is a key driver of the Company's high-growth technology strategy. Philips Research not only generates innovations in each of the Company's main strategic pillars in the high-volume electronics domain - displays, storage, connectivity and digital video-processing - but is also uniquely positioned to identify and explore the synergies between these pillars.

With laboratories in Europe, Asia Pacific and North America, Philips Research has a global presence, allowing fast and efficient deployment of new technologies into optimal local solutions and standards. An example is the development by Philips Research East Asia of wireless communication technologies, digital television, optical storage systems and speech-recognition modules for the Chinese market.

Organizational structure

Information concerning Philips' significant subsidiaries is incorporated by reference from Exhibit 8 to this Annual Report on Form 20-F.


Property, plant and equipment

Philips' manufacturing facilities, warehouses and office facilities are mostly located in the Netherlands, the rest of Europe, the Far East and the United States and Canada. These plants are generally in good condition and adequate for the manufacturing requirements of Philips. The geographic allocation of assets employed as shown in Note 28: "Information relating to product sectors and main countries" on pages 95 through 99 of the 2001 Annual Report - Financial Statements and Analysis - and incorporated herein by reference is generally indicative of the location of manufacturing facilities.


Item 5.      Operating and financial review and prospects

The information required by this Item is incorporated by reference herein on pages 3 through 37 of the 2001 Annual Report - Financial Statements and Analysis ("Operating and Financial Review and Prospects").


Operating results

The information required by this Item is incorporated by reference herein on pages 3 through 27 of the 2001 Annual Report - Financial Statements and Analysis ("Operating and Financial Review and Prospects"). The Company's first Quarterly Report 2002, which forms Exhibit 10(b) (2) to this Annual Report on Form 20-F is incorporated herein by reference and contains a description of results for the three month period ended March 31, 2002, and describes the Company's view about its financial performance and operating plans for 2002. The statements under the "Outlook" section of the first Quarterly Report supplements those statements made in the 2001 Annual Report - Financial Statements and Analysis on page 37 under the heading Outlook.


Cooperative business activities and unconsolidated companies

The information required by this Item is incorporated by reference herein on pages 18 and 19 of the 2001 Annual Report - Financial Statements and Analysis ("Operating and Financial Review and Prospects").


Critical Accounting Policies

For the financial years up to and including 2001, Philips has presented its financial statements on a basis consistent with generally accepted accounting principles in The Netherlands ("Dutch GAAP"). The preparation of Philips' financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. The policies that management considers to be both most important to the presentation of Philips' financial condition and results of operations and to require the most significant demands on management's judgments and estimates about matters that are inherently uncertain are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

A complete description of Philips' accounting policies appears on pages 38 through 45 of the 2001 Annual Report - Financial Statements and Analysis ("Accounting Policies").

On March 28, 2002, Philips confirmed its earlier stated intention to apply full US GAAP to its financial reporting as of 2002. The change to US GAAP is in line with the Company's commitment to ensuring a fair and suitable basis for comparison against its industry peers. Full financial statements of the Company's statutory accounts, in conformity with Dutch law and adopted by the shareholders meeting and subsequently filed, will continue to be prepared on a basis consistent with Dutch GAAP and remain available for investors. A reconciliation of material differences between the two will be provided in the notes to the interim and annual financial statements and will be publicly available on the Company's website (www.philips.com).

Intangible assets acquired in business combinations

Over the past three years the Company has acquired several other entities in business combinations that have been accounted for by the purchase method, resulting in recognition of substantial amounts of in-process research and development, goodwill and other intangible assets. The amounts assigned to the acquired assets and liabilities are based on assumptions and estimates about their fair values. In making these estimates, management typically consults independent qualified appraisers. A change in assumptions and estimates would change the purchase price allocation, which could affect the amount or timing of charges to the income statement, such as write-offs of in-process research and development and amortization of goodwill and other intangible assets. In-process research and development is written off immediately upon acquisition; whereas goodwill and intangible assets are amortized over their economic lives. As a result of Philips' adoption of US GAAP, as of January 1, 2002, goodwill is no longer amortized under but instead tested for impairment.

Changes in assumptions and estimates included in the purchase price allocation could result in significantly different results than those recorded in the financial statements.


Impairment

Philips reviews long-lived assets for impairment when events or circumstances indicate carrying amounts may not be recoverable. Assets subject to this review include equity and security investments and intangible and tangible fixed assets. Impairment of equity and security investments results in a charge to operations when a loss in value of an investment is deemed to be other than temporary. Management regularly reviews each equity and security investment for impairment based on the extent cost exceeds market value, the duration of decline in market value and the financial condition of the issuer. At December 31, 2001, Philips evaluated each equity and security investment for impairment and determined that an other than temporary decline in the value of two security investments had occurred. As a result, an impairment charge of EUR 526 million was recorded in the income statement in 2001.

In determining impairments of intangible and tangible fixed assets, management must make significant judgments and estimates to determine if the undiscounted cash flows generated by those assets are less than their carrying value. Determining undiscounted cash flows requires the use of judgments and estimates that have been included in the Company's strategic plans and long-range planning forecasts. The data necessary for the execution of the impairment tests are based on management estimates of future cash flows, which require estimating revenue growth rates and profit margins Assets are written down to their fair value when the undiscounted cash flows are less than the carrying value of the assets. The fair value of impaired assets is determined by taking into account these estimated cash flows and using a net present value technique based on discounting these cash flows with the Business specific Weighted Average Cost of Capital (WACC), which ranged between 7.8% and 14.0% in 2001.

Changes in assumptions and estimates included within the impairment reviews could result in significantly different results than those recorded in the financial statements.


Valuation allowances for certain assets

The Company records its inventories at cost, and provides for the risk of obsolescence using the lower of cost or market principle. The future use of inventory on hand is based on estimates about the future demand and past experience with similar inventories and their usage.

The risk of uncollectibility of accounts receivable is primarily estimated based on prior experience with, and the past due status of, doubtful debtors, while large accounts are assessed individually based on factors that include ability to pay, bankruptcy, and payment history. In addition, debtors in certain countries are subject to higher collectibility risk that is taken into account for assessing the over-all risk of uncollectibility.

Should the outcome differ from the assumptions and estimates, revisions to the estimated valuation accounts would be required.

Accounting for income taxes

As part of the process of preparing consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions. This process involves estimating actual current tax expense and temporary differences between tax and financial reporting. Temporary differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The Company must then assess the likelihood that deferred tax assets will be recovered from future taxable income. A valuation allowance is recognized to reduce deferred tax assets if, and to the extent, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The Company has recorded a valuation allowance of EUR 1,308 million as of December 31, 2001, based on estimates of taxable income by jurisdiction in which the Company operates and the period over which deferred tax assets are recoverable. In the event actual results differ from these estimates in future periods, and depending on the tax strategies that the Company may be able to implement, changes to the valuation allowance could be required, which could impact our financial position and results of operations.


Provisions

By nature, provisions for contingent liabilities are dependent upon estimates and assessments of whether the criteria for recognition have been met, including estimates as to the probable outcome and the amount of the potential cost of resolution. The Company has implemented strict rules for identification and recognition of such provisions in accordance with US GAAP. Contingent liabilities are recognized by charge against income when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. For certain contingent liabilities, such as warranty provisions, the Company relies on historic information about costs incurred to satisfy warranty claims. Furthermore, the Company considers the amount of product under warranty, including time spent at dealers before sale to consumers. The estimates are influenced by the difference in the nature of the products, such as consumer goods, versus industrial products. Should the outcome differ from the assumptions and estimates, revisions to the estimated provisions would be required.


Accounting for pensions and other postretirement benefits

Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee's approximate service period, based on the terms of the plans and the investment and funding decisions made by the Company. The accounting requires management to make assumptions regarding variables such as discount rate, rate of compensation increase, return on assets, and future healthcare costs. Periodically management consults with outside actuaries regarding these assumptions. Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred. The Company's policies and key assumptions are included on pages 76 through 78 of the 2001 Annual Report - Financial Statements and Analysis ("Pensions and Postretirement Benefits Other Than Pensions")


Revenue recognition

A large part of our revenues arise from straightforward sales of consumer products, typically substantiated by contractual agreements, that require only delivery and normal payment conditions, which therefore are properly recognized as revenues in accordance with Staff Accounting Bulletin (SAB) 101. Significant portions of sales in, for example, Medical Systems, require additional efforts, such as installation of equipment, in order to comply with the SAB 101 requirements for revenue recognition. We have implemented measures throughout the Company that allow revenue recognition only after the Company has performed substantially all of the contractually required activities.

Derivative instruments

Deferred changes in the fair value of derivative instruments are included in Other Comprehensive Income. The vast majority of our cash flow hedging contracts are foreign currency forward contracts for which the critical terms match those of the hedged forecasted transactions and therefore are highly effective. At least quarterly we monitor any ineffectiveness of those hedges and upon occurrence any deferred gain or loss is immediately recognized in the income statement.


Liquidity and capital resources

The information required by this Item is incorporated by reference herein on pages 24 through 33 and pages 79 through 81 of the 2001 Annual Report - Financial Statements and Analysis ("Operating and Financial Review and Prospects"). Philips is of the opinion that it has adequate financial resources for financing working capital needs. Furthermore, the Company has no material commitments for capital expenditures.

Of Philips' USD 2.5 billion Commercial Paper Program, EUR 521 million was outstanding as of December 31, 2001. Short-term bank borrowings totaled EUR 552 million as of that date. To back-up general short-term funding requirements, the Company has, since 1996, a USD 2.5 billion committed revolving facility, maturing in July 2003. It has never drawn from this facility. This syndicated bank facility has not required financial covenants and does not have credit rating related acceleration possibilities or any availability restrictions.

Philips' EUR 15.3 billion shareholdings (including Securities and Security Investments) in other companies at year-end 2001 (end of March 2002 approximately EUR 16.4 billion) represents a potential short-term funding source.

The Company's total debt as of year-end 2001 was EUR 7,866 million of which EUR 1,271 million was short-term. Given year-end cash balances were EUR 890 million, net debt was EUR 6,976 million. Considering the EUR 15.3 billion shareholdings in affiliates and other companies and the USD 2.5 billion revolving facility above, the Company's liquidity position is strong.


Off-balance sheet arrangements

The information required by this Item is incorporated by reference herein on page 81 of the 2001 Annual Report - Financial Statements and Analysis. In addition, in March 2002, Philips agreed to make USD 200 million in debt guarantees and USD 125 million new equity capitalization for LG.Philips Displays, with matching amounts from LGE. The USD 200 million guarantee is related to loans of LG.Philips Displays, which in turn have provisions for acceleration linked to minimum financial ratio covenants.


Contractual obligations and commercial commitments

                                                                       payments due by period
                                   -----------------------------------------------------------
                                               less than          1-3          4-5     after 5
Contractual Cash Obligations           total      1 year        years        years       years
                                   ---------   ---------    ---------    ---------   ---------
Long-term debt                         6,760         174        2,699          691       3,196
Capital lease obligations                 15           6            6            2           1
Short-term debt                        1,091       1,091            -            -           -
Operating leases                         768         136          233          178         221
                                   ---------   ---------    ---------    ---------   ---------
Total contractual cash obligations     8,634       1,407        2,938          871       3,418

Note: Unconditional purchase obligations incurred in the normal course of business have not been quantified.

                                                               expiration per period
                                   -------------------------------------------------
Other Commercial Commitments           total
                                     amounts    less than          1-5        over 5
                                   committed       1 year        years         years
                                   ---------    ---------     --------     ---------
Standby letters of credit*             2,600                     2,600
Guarantees                               792          319          419            54
                                   ---------    ---------     --------     ---------
Total commercial commitments           3,392          319        3,019            54

* No amounts drawn.

Additional information with respect to this Item is incorporated by reference herein on pages 28 through 33 of the 2001 Annual Report - Financial Statements and Analysis.


Trading activities that include non-exchange traded contracts accounted for at fair value Philips does not engage in trading activities in non-exchange traded contracts.


Special purpose entities

Philips makes no use of special purpose entities.


Research and Development

For information required by this Item, reference is made to the separate section "Research and Development" as part of the business description under Item 4; and page 17 and page 61 of the 2001 Annual Report - Financial Statements and Analysis.


Item 6.      Directors, senior management and employees

The information required by this Item is incorporated by reference herein on pages 60 and 61, pages 76 through 78 and pages 106 through 111 of the 2001 Annual Report - Financial Statements and Analysis, and pages 58 through 65 of the Annual Report - Management Report.


Directors and senior management

At the General Meeting of Shareholders on March 28, 2002, Messrs W. de Kleuver and Sir Richard Greenbury were re-elected by the General Meeting of Shareholders as members of the Supervisory Board.

On April 1, 2002 Mr J. Whybrow retired, as planned, as Executive Vice-President and member of the Board of Management. At the General Meeting of Shareholders on March 28, 2002 Messrs A. Huijser and G.H. Dutine were appointed as members of the Board of Management and Executive Vice-Presidents.

The Supervisory Board has appointed Mr J. Hommen as Vice-Chairman of the Board of Management with effect from April 1, 2002 in addition to his current responsibilities as Chief Financial Officer. Mr S. McGregor has been appointed as member of the Group Management Committee and Senior Vice-President with effect from January 1, 2002.

Compensation

For information on the remuneration of the Board of Management and the Supervisory Board, required by this Item, see pages 60 and 61 for the aggregate amounts and pages 106 through 108 for individually named members of the 2001 Annual Report - Financial Statements and Analysis- incorporated herein by reference.

The aggregate direct remuneration paid in 2001 to, or for the benefit of, the members of the Supervisory Board, the Board of Management, the Group Management Committee and 53 other officers, taken as a group, was as follows:

Aggregate direct remuneration: EUR 23,815,199.

Due to the negative net periodic pension cost as a result of the funded status of the Dutch Philips Pension fund, no contribution to retirement plans was paid in 2001.


Share ownership

---------------------------------------------------------------------------------------
                                                                      number of shares
                                              -----------------------------------------
                                                       as of        as of December 31,
                                              April 15, 2002                      2001

L.C. van Wachem                                       17,848                    17,848
L. Schweitzer                                          1,070                     1,070
G.J. Kleisterlee                                      39,200                    27,200
J.H.M. Hommen                                        310,000                         -

Mr L.C. van Wachem is also Chairman of the Board of the Dr. A.F. Philips Stichting.

Messrs W. de Kleuver, J-M. Hessels and K.A.L.M. van Miert are also member of the Board of the Dr. A.F. Philips Stichting. As of April 30, 2001, Mr G.J. Kleisterlee succeeded Mr C. Boonstra as President of the Company, as a consequence of which Mr Kleisterlee has succeeded Mr Boonstra as member of the Dr. A.F. Philips Stichting and as a member of the Stichting Preferente Aandelen Philips.


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


The Supervisory Board

The overall assignment of the Supervisory Board is (a) to supervise the policies and management and the general affairs of the Philips group of companies and (b) to assist the Board of Management and the Group Management Committee with advice on general policies related to the activities of the Company and the companies belonging to the Philips group. The Supervisory Board, though remaining responsible, may assign certain tasks to one or more permanent and/or ad hoc committees formed from among its members. Three permanent committees assist the Supervisory Board: a Nomination and Selection Committee, an Audit Committee and a Remuneration Committee.

The Nomination and Selection Committee consults with the President and the Board of Management on candidates to fill vacancies on the Supervisory Board, the Board of Management and the Group Management Committee. The Committee also consults with the Meeting of Priority Shareholders on the list of candidates for appointment to the Supervisory Board or the Board of Management.

The Remuneration Committee meets at least twice a year and is responsible for preparing decisions of the Supervisory Board on proposals of the President of the Supervisory Board on the remuneration of members of the Board of Management and the Group Management Committee.

The Audit Committee meets at least four times a year before the publication of the annual and quarterly results. The Audit Committee reviews the Company's annual and interim financial statements to be disclosed and reports its findings to the Supervisory Board before these documents are signed by the Supervisory Board.

The Audit Committee advises the Supervisory Board on the adequacy and appropriateness of internal information provided by the Board of Management to the Supervisory Board, including systems and standards on internal business controls applied by the Board of Management. The Audit Committee advises the Supervisory Board on the appointment of, the assignment to and the remuneration of the External Auditor. The Audit Committee reviews the scope of the Internal Audit and its coverage in relation to the scope of the External Auditor. The Audit Committee discusses with the External Auditor and Internal Auditor their year-end report and report on internal control and advises the Supervisory Board thereon. In performing its duties, the Audit Committee devotes special attention to: (i) any changes in accounting policies and practices; (ii) significant adjustments resulting from the audit; (iii) the going concern assumption; (iv) development of relevant financial ratios and changes in the Company's ratings;
(v) compliance with accounting standards; (vi) compliance with statutory and legal requirements and regulations in particular those related to financial matters; (vii) significant financial exposures in the area of treasury (such as currency risks, interest rate risks and derivatives); (viii) major judgmental areas; (ix) fraud and defalcation; (x) reports of rating agencies; (xi) developments in the Company's corporate governance, including business controls; and (xii) the independence of the external auditor.


Employees

The information set forth under the heading "Employment" on page 27 and "Employees" on page 60 of the 2001 Annual Report - Financial Statements and Analysis - of the Company, is incorporated herein by reference.

--------------------------------------------------------------------------------------
                                                                        At the end of
                                                   -----------------------------------
employees by product sector                             2001        2000         1999

Lighting                                              47,922      47,124       47,453
Consumer Electronics                                  31,525      38,726       37,991
DAP                                                    9,527      10,111        9,737
Components                                            15,107      43,546       46,493
Semiconductors                                        32,740      35,304       29,952
Medical Systems                                       30,993      19,358       11,297
Origin                                                     -           -       16,690
Miscellaneous                                         15,366      18,872       19,801
Unallocated                                            5,463       6,388        7,460
-------------------------------------------------  ----------   ---------   ----------
Total                                                188,643     219,429      226,874

--------------------------------------------------------------------------------------
                                                                        At the end of
                                                   -----------------------------------
employees by geographical area                          2001        2000         1999

Netherlands                                           30,982      35,262       43,153
Europe (excl. Netherlands)                            57,100      69,733       73,592
USA and Canada                                        36,411      33,173       26,919
Latin America                                         15,239      18,882       19,079
Africa                                                   518         811          740
Asia                                                  47,804      60,776       62,264
Australia and New Zealand                                589         792        1,127
-------------------------------------------------  ----------   ---------   ----------
Total                                                188,643     219,429      226,874

Stock options

During 2001, 20,668,876 stock options to purchase Common Shares of Koninklijke Philips Electronics N.V. were issued. In 2001 1,585,587 options were exercised and 1,902,832 initially allocated options were forfeited due to resignations or dismissals prior to vesting. From January 1, 2002 to April 15, 2002, 7,916,032 stock options were newly issued, 1,871,138 stock options were exercised and 214,273 initially allocated options were forfeited.

As of April 15, 2002, the number of shares issuable upon exercise of stock options outstanding was 52,021,535 (December 31, 2001: 46,140,914 stock options).

For a discussion of the options and the employee debentures, see also Note 21:
"Long-term debt", Note 24: "Stockholders' equity" and Note 25: "Stock-based compensation" of "Notes to the Consolidated Financial Statements" on pages 79 through 86 of the 2001 Annual Report - Financial Statements and Analysis - incorporated herein by reference.

For information specified in this Item for individually named directors and officers, see pages 106 through 108 of the 2001 Annual Report - Financial Statements and Analysis - incorporated herein by reference.

The following table provides more detailed information about the stock options outstanding at April 15, 2002:

--------------------------------------------------------------------------------------------------------------
                                                     options outstanding                   options exercisable
                       -------------------------------------------------    ----------------------------------
                             number     exercise        weighted average                   number     weighted
                        outstanding    price per               remaining              exercisable      average
                       at April 15,        share        contractual life             at April 15,     exercise
                               2002                              (years)                     2002    price per
                                                                                                         share
                       ------------    ---------   ---------------------    ---------------------    ---------
fixed option plans:                 price in EUR                                                  price in EUR

1997                        706,000  11.00-19.43                     0.2                  706,000        18.09
1998                      1,921,800  11.57-21.02                     0.9                1,921,800        16.54
1999                      3,101,800  15.76-23.01                     1.9                2,938,400        15.76
2000                      3,389,275  42.03-53.75                     7.9                        -            -
2001                      5,248,285  24.35-37.60                     9.0                        -            -
2002                      5,761,782        30.17                     9.8                        -            -

                                   price in US $                                                 price in US $

1998                      1,393,752  12.94-23.59                     6.0                1,393,752        17.25
1999                      2,255,679  22.24-35.34                     7.1                2,255,679        23.14
2000                      3,367,912  36.65-49.71                     8.0                        -            -
2001                      4,844,375  22.12-34.50                     9.4                        -            -
2002                      1,077,125        26.25                     9.8                        -            -
                       ------------                                         ---------------------
                         33,067,785                                                     9,215,631
                       ============                                         =====================

variable plans:                     price in EUR                                                  price in EUR

2000                      3,385,875  42.03-53.75                     7.9                        -            -
2001                      4,841,235  24.35-37.60                     9.0                        -            -

                                   price in US $                                                 price in US $

1993 - 1994                 203,322    2.75-6.89                     0.7                  203,322         2.93
1995 - 1997               1,233,906   7.50-14.20                     2.7                1,233,906         7.80
2000                      3,367,912  36.65-49.71                     8.0                        -            -
2001                      4,844,375  22.12-34.50                     9.4                        -            -
2002                      1,077,125        26.25                     9.8                        -            -
                       ------------                                         ---------------------
                         18,953,750                                                     1,437,228
                       ============                                         =====================

Item 7.      Major shareholders and related party transactions

Major shareholders

As of April 15, 2002, no person is known to the Company to be the owner of more than 5% of its Common Shares. The Common Shares are held by shareholders worldwide in bearer and registered form. Outside the United States, shares are held primarily in bearer form. As of April 15, 2002, approximately 88% of the Common Shares were held in bearer form. In the United States shares are held primarily in the form of registered Shares of New York Registry (Shares of New York Registry) for which Citibank, N.A., 111 Wall Street, New York, New York 10043 is the transfer agent and registrar. As of April 15, 2002, approximately 12% of the total number of outstanding Common Shares were represented by Shares of New York Registry issued in the name of approximately 1492 holders of record.

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

For further information on Priority and Preference shares, a reference is made to page 111 of the 2001 Annual Report - Financial Statements and Analysis, which is incorporated herein by reference.


Related party transactions

For a description of related party transactions see Item 18.


Item 8.      Financial information

Consolidated statements and other financial information

See Item 18 "Financial Statements" and Exhibit 10(a) "Independent Auditors' Report".


Dividend policy

Philips aims for a stable dividend distribution to shareholders in the long-term.


Legal proceedings

Philips is involved in proceedings concerning environmental problems including proceedings relating to the closure of discontinued chemical operations and the clean-up of various sites, including Superfund sites, in the United States. The potential costs related to these proceedings and the possible impact thereof on future operations are uncertain.

However, based on current information, management does not believe that the outcome of these matters or other litigation incidental to its operations and involving, among other matters, competition issues and commercial transactions, will result in a liability which would have a material effect on the consolidated financial position or results of operations of Philips.


Significant changes

Not applicable.

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

The following table shows the high and low sales prices of the Common Shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low sales prices on the New York Stock Exchange:

                                                    Euronext                 New York
                                             Amsterdam (EUR)     stock exchange (US$)
                                       ---------------------    ---------------------
                                            high         low        high          low

1997                                       20.28        7.71       22.25         9.75
1998                                       23.18        9.03       25.75        10.50
1999                                       33.75       14.14       34.13        16.38

2000                    1st quarter        54.50       30.39       53.67        32.99
                        2nd quarter        56.75       36.70       55.15        37.50
                        3rd quarter        58.30       44.11       55.80        40.00
                        4th quarter        49.35       34.13       43.31        31.00

2001                    1st quarter        45.95       27.72       42.63        24.65
                        2nd quarter        39.11       26.95       34.10        23.35
                        3rd quarter        34.09       16.30       29.74        15.03
                        4th quarter        35.40       19.26       30.98        18.36


October 2001                               26.90       19.26       23.87        18.36
November 2001                              33.34       24.68       29.35        22.80
December 2001                              35.40       29.83       30.98        26.65
January 2002                               35.45       30.17       31.56        26.68
February 2002                              32.40       27.64       28.35        24.41
March 2002                                 35.00       29.85       30.49        26.30
April 2002 (through April 16)              34.95       31.16       31.20        27.58


Item 10.     Additional information

Articles of association

For a general description of Philips' Articles of Association see Philips' Report on Form 6-K filed with the SEC on May 2, 2002, which is incorporated herein by reference.


Exchange controls

There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of the Company, to the rights of non-residents to hold or vote Common Shares of the Company. Cash dividends payable in euros on Netherlands registered shares and bearer shares may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions, except that for statistical purposes such payments and transactions must be reported to the Dutch Central Bank, and furthermore, no payments, including dividend payments, may be made to jurisdictions subject to sanctions adopted by the government of the Netherlands and implementing resolutions of the Security Council of the United Nations.

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

Pursuant to the provisions of the US Tax Treaty, dividends paid by the Company to a beneficial owner of shares (as defined in Dutch Dividend Tax Act) and who is a resident of the United States (as defined in the US Tax Treaty), are generally eligible for a reduction in the rate of Dutch withholding tax to 15%, unless (i) the beneficial owner of the dividends carries on business in the Netherlands through a permanent establishment, or performs independent personal services in the Netherlands from a fixed base, and the Common Shares form part of the business property of such permanent establishment or pertain to such fixed base, or (ii) the beneficial owner of the dividends is not entitled to the benefits of the US Tax Treaty under the "treaty-shopping" provisions thereof. Dividends paid to qualifying exempt US pension trusts and qualifying exempt US organizations are exempt from Dutch withholding tax under the US Tax Treaty.

However, for qualifying exempt US organizations no exemption at source upon payment of the dividend can be applied for; such exempt US organizations should apply for a refund of the 25% withholding tax.

The gross amount (including the withheld amount) of dividends distributed on Common Shares will be dividend income to the US shareholder, not eligible for the dividends received deduction generally allowed to corporations. However, subject to certain conditions and limitations, the Dutch withholding tax will be treated as a foreign income tax that is eligible for credit against the shareholder's US income taxes.

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

In general, an individual has a substantial participation if he holds either directly or indirectly and either independently or jointly with his spouse or steady partner, at least 5% of the total issued share capital or particular class of shares of a company. For determining a substantial participation, other shares held by close relatives are taken into account. The same applies to options to buy shares. A deemed substantial participation amongst others exists if (part of) a substantial participation has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Under the US Tax Treaty, however, the Netherlands may only tax a capital gain that is derived by an alienator who is an US resident under the US Tax Treaty and is not disqualified from treaty benefits under the treaty-shopping rules from a substantial participation and that is not effectively connected with a permanent establishment in The Netherlands if the alienator has been a resident of the Netherlands at any time during the five-year period preceding the alienation, and owned at the time of alienation either alone or together with his relatives, at least 25% of any class of shares.

NET WEALTH TAX

As of January 1, 2002, for foreign shareholders no net wealth tax is levied in the Netherlands.

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


Item 11.     Quantitative and qualitative disclosure about market risk

The information required by this Item is incorporated by reference herein on pages 28 through 33 of the 2001 Annual Report - Financial Statements and Analysis.


Item 12.     Description of securities other than equity securities

Not applicable.


Item 13.     Defaults, dividend arrearages and delinquencies

None.


Item 14. Material modifications to the rights of security holders and use of proceeds

None.


Item 15.     Reserved


Item 16.     Reserved

Item 17.     Financial statements

Philips is furnishing the Financial Statements pursuant to the instructions of
Item 18 of Form 20-F.


Item 18.     Financial statements

The following portions of the Company's 2001 Annual Report - Financial Statements and Analysis - as set forth on pages 38 through 99 are incorporated herein by reference and constitute the Company's response to this Item:

"Accounting policies"
"Consolidated statements of income of the Philips Group"
"Consolidated balance sheets of the Philips Group"
"Consolidated statements of cash flows of the Philips Group"
"Consolidated statements of changes in stockholders' equity of the Philips
Group"
"Notes to the consolidated financial statements of the Philips Group"

Schedules:
Schedules are omitted as they are either not required or the required information is included in the consolidated financial statements.


Related party transactions (unaudited)

Transactions between Group and unconsolidated companies and other security investments mainly comprise sales and purchases of goods and services in the ordinary course of business on terms substantially equivalent to those that would be negotiated on an arm's length basis. In 2001, sales to these companies amounted to EUR 164 million and purchases from these companies amounted to EUR 1,166 million. Balances outstanding at December 31, 2001 in respect of the above transactions were receivables of EUR 28 million and payables of EUR 149 million.

Outstanding loans to affiliates amount to EUR 462 million, of which EUR 431 million relates to the 3.5% redeemable preferred shares of Taiwan Semiconductor Manufacturing Co.

Furthermore, Philips has agreed to make USD 200 million in debt guarantees and USD 125 million equity contribution available to the LG. Philips Displays joint venture, with matching amounts from LGE.

Pro Forma results Agilent and Marconi (unaudited)

The following represents the pro forma results of ongoing operations for Philips and Agilent and Marconi for 2001 and 2000 as though those acquisitions had occurred on January 1, 2000. The pro forma information, however, is not necessarily indicative of the results that would have resulted had the acquisition occurred at the beginning of 2000, nor is it necessarily indicative of future results.

 in millions of euro                                                   December 31,
                                                            ------------------------
                                                                  2001         2000
---------------------------------------------------------   -----------   ----------
 Total sales                                                    34,756       40,805
 Income from continuing operations                              (2,591)       9,373
 Net income                                                     (2,591)       9,373
 Earnings per share                                              (2.03)        7.14

Note: for comparison reasons, the write-off of acquired IPR&D amounting to EUR 106 million, net of taxes EUR 69 million, is eliminated from the 2001 figures.

Item 19.     Exhibits

INDEX OF EXHIBITS

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

Exhibit 10 (b) (1)  The 2001 Annual Report to Shareholders of the Company,
                    consisting of the Management Report and Financial Statements and Analysis, which is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.

Exhibit 10 (b) (2)  Philips' first Quarterly Report 2002, which is incorporated by reference in this report on Form 20-F.

                                   SIGNATURES

       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                      KONINKLIJKE PHILIPS ELECTRONICS N.V.






/s/ G.J. Kleisterlee                                 /s/ J.H.M. Hommen
------------------------------                       ---------------------------
G.J. Kleisterlee                                                   J.H.M. Hommen
(President, Chairman                                              (Vice-Chairman
of the Board of Management and                                   of the Board of
the Group Management Committee)                        Management, Member of the
                                                    General Management Committee
                                                    and Chief Financial Officer)

                                   Registrant

Date: May 2, 2002