Form 20-F
period 2002-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2003-03-14
CIK 313216

--------------------------------------------------------------------------------
     As filed with the Securities and Exchange Commission on March 14, 2003
--------------------------------------------------------------------------------

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark one)
[ ]              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002
[x]                                  OR

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
[ ]                 For the fiscal year ended December 31, 2002
                                       OR
                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 2-20193

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
               (Exact name of Registrant as specified in charter)

                            ROYAL PHILIPS ELECTRONICS
                 (Translation of Registrant's name into English)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
Class                                           Outstanding at December 31, 2002
KONINKLIJKE PHILIPS ELECTRONICS N.V.

Priority Shares par value    EUR   500 per share                       10 shares
Common Shares par value      EUR   0.20 per share           1,275,977,923 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                         Yes      X            No
                             -----------           -----------

Indicate by check mark which financial statement item the registrant has elected to follow.

                        Item 17                Item 18       X
                                ------------            ------------

TABLE OF CONTENTS                                                           Page

INTRODUCTION

PART I

Item 1.    Identity of directors, senior management and advisors               3

Item 2.    Offer statistics and expected timetable                             3

Item 3.    Key information                                                     4

Item 4.    Information on the company                                          8

Item 5.    Operating and financial review and prospects                       20

Item 6.    Directors, senior management and employees                         22

Item 7.    Major shareholders and related party transactions                  27

Item 8.    Financial information                                              27

Item 9.    The offer and listing                                              28

Item 10.   Additional information                                             29

Item 11.   Quantitative and qualitative disclosures about market risk         31

Item 12.   Description of securities other than equity securities             31

PART II

Item 13.   Defaults, dividend arrearages and delinquencies                    31

Item 14.   Material modifications to the rights of security holders
           and use of proceeds                                                31

Item 15.   Controls and procedures                                            31

Item 16.   Reserved                                                           31

PART III

Item 17.   Financial statements                                               31

Item 18.   Financial statements                                               32

Item 19.   Exhibits                                                           32

In this report amounts are expressed in euros ("euros" or "EUR") or in US dollars ("dollars", "US $" or "$").

Introduction

In order to utilize the "Safe Harbor" provisions of the United
States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. In particular, among other statements, certain statements in Item 3 "Key Information-Risk factors" and Item 4 "Information on the Company" with regard to management objectives, market trends, market standing, product volumes and business risks, the statements in
Item 8 "Financial Information" relating to legal proceedings, the statements in
Item 5 "Operating and Financial Review and Prospects" with regard to Management's current expectations for the short term under the heading "Outlook" and with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates and statements in Item 11 "Quantitative and Qualitative Disclosures about Market Risks" relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature. Forward-looking statements can be identified generally as those containing words such as "anticipates", "assumes", "believes", "estimates", "expects", "should", "will", "will likely result", "forecast", "outlook", "projects" or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes. See also Item 3 "Key information - Risk factors". Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, in combination with management estimates based on publicly reported information about competitors. Rankings are based on, and references to "leading" and other measures of market performance refer to sales unless otherwise indicated.

Effective January 1, 1999, Philips' consolidated financial statements have been reported in euros. The 1998 financial statements which were originally denominated in Dutch guilders have been translated into euros using the irrevocably fixed conversion rate applicable since January 1, 1999 for all periods presented (EUR 1 = NLG 2.20371). Management believes that the data redenominated to euros reflects the same trends as previously reported. Philips' financial data may not be comparable to other companies that also report in euros if those other companies previously reported in a currency other than the Dutch guilder.

Starting January 1, 2002, the audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP). All relevant reporting periods have been restated according to US GAAP.

Specific portions of Philips' Annual Report 2002 to Shareholders are incorporated by reference in this report on Form 20-F to the extent noted herein. Philips' Annual Report for 2002 comprises two separate booklets entitled "Management Report" and "Financial Statements and Analysis". Philips' Annual Report is attached hereto as Exhibit 10(b).

Item 1. Identity of directors, senior management and advisors

Not applicable.

Item 2. Offer statistics and expected timetable

Not applicable.

Item 3. Key information
        Selected consolidated financial data

Beginning January 1, 2002 the audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP). Financial statements for periods covered by this report have been restated according to US GAAP.

                                                                        Selected financial data for the years ended December 31,
                                                               ------------------------------------------------------------------

      2002(a)                                                     2002         2001          2000          1999          1998
      US $    in millions, except per share data and ratio        EUR          EUR           EUR           EUR           EUR
              data
              INCOME STATEMENT DATA:

    33,344    Sales                                               31,820        32,339        37,862        31,459        30,459
       440    Income (loss) from operations                          420        (1,395)        4,258         1,553         1,289
    (2,334)   Financial income and expenses-net                   (2,227)         (915)        1,993          (107)         (311)
    (3,360)   Income (loss) from continuing operations and
               before cumulative effect of change in
               accounting principle                               (3,206)       (2,475)        9,577         1,595         1,025
        --    Income from discontinued operations
              (less applicable income taxes)                          --            --            --            --         4,891
        --    Cumulative effect of change in accounting
               principle                                              --            --            85            --            --
    (3,360)   Net income (loss)                                   (3,206)       (2,475)        9,662         1,590         5,900

              Weighted average number of common shares
 1,274,950    outstanding (in thousands)                       1,274,950     1,278,077     1,312,859     1,378,041     1,440,224

              BASIC EARNINGS PER COMMON SHARE: (B)

      0.35    Income (loss) from operations                         0.33         (1.09)         3.24          1.13          0.89
     (2.63)   Income (loss) from continuing operations             (2.51)        (1.94)         7.30          1.16          0.71
     (2.63)   Net income (loss)                                    (2.51)        (1.94)         7.36          1.15          4.10

              Weighted average number of common shares
 1,279,002     outstanding on a diluted basis (in thousands)   1,279,002     1,286,544     1,326,538     1,389,226     1,452,076


              DILUTED EARNINGS PER COMMON SHARE:(b)(c)

     (2.63)   Income (loss) from continuing operations             (2.51)        (1.94)         7.22          1.15          0.70
     (2.63)   Net income (loss)                                    (2.51)        (1.94)         7.28          1.15          4.06

              BALANCE SHEET DATA:

    33,835    Total assets                                        32,289        39,202        39,524        31,673        28,009
       647    Short-term debt                                        617         1,271         1,743           577           801
     6,803    Long-term debt                                       6,492         6,595         2,284         2,737         2,786
     1,337    Short-term provisions (d)                            1,276         1,443           969         1,056           966
     2,064    Long-term provisions (d)                             1,970         2,297         2,588         2,000         2,007
       188    Minority interests                                     179           202           469           333           242
    14,586    Stockholders' equity                                13,919        19,160        22,707        16,708        14,456
       276    Capital stock                                          263           263           263           339         1,672

              CASH FLOW DATA:

     2,335    Net cash provided by operating activities            2,228         1,248         2,996         1,913         2,140
      (260)   Net cash used for investing activities                (248)       (4,564)       (2,404)       (3,834)       (1,441)
     2,075    Cash flow before financing activities                1,980        (3,316)          592        (1,921)          699
              Net cash (used for) provided by financing
      (940)    activities                                           (897)        3,159        (2,038)       (2,606)         (814)
              Cash provided by (used for) continuing
     1,135     operations                                          1,083          (157)       (1,446)       (4,527)         (115)

                                                                     2002         2001        2000        1999         1998
                                                                     ----         ----        ----        ----         ----
KEY RATIOS:

Income (loss) from operations:
    as a % of sales                                                   1.3         (4.3)       11.2         4.9          4.2
    as a % of net operating capital (RONA)                            3.2         (9.3)       35.1        15.8         12.5
Turnover rate of net operating capital                               2.43         2.15        3.12        3.20         2.95
Inventories as a % of sales                                          11.1         13.3        13.9        13.6         13.2
Outstanding trade receivables (in months' sales)                      1.3          1.5         1.5         1.4          1.3
Income (loss) from continuing operations:
    as a % of stockholders' equity (ROE)                            (19.2)       (11.9)       48.5        10.9          9.7
Ratio net debt : group equity                                       27:73        26:74       11:89        5:95          (e)

DEFINITIONS:

Turnover rate of net

operating capital      : sales divided by average net operating capital

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

ROE                    : income from continuing operations as a % of average
                         stockholders' equity

Net debt               : long-term and short-term debt net of cash and cash
                         equivalents
Net debt: group
equity ratio           : the % of net debt over group equity plus net debt

Average number of

outstanding shares     : weighted average number of outstanding common shares
                         uring the reporting year

(a) For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2002 (US $ 1 = EUR 0.9543).
(b) Previously reported figures restated for 4-for-1 stock split in 2000.
(c) See Note 8 of "Notes to the Consolidated Financial Statements" on page 75 of the 2002 Annual Report - Financial Statements and Analysis - incorporated herein by reference for a discussion of net income (loss) per common share on a diluted basis.
(d) Includes provision for pensions, severance payments, restructurings and taxes among other items; see Note 19 of "Notes to the Consolidated Financial Statements" on pages 81 and 82 of the 2002 Annual Report - Financial Statements and Analysis - incorporated herein by reference.
(e) Not meaningful: net cash in 1998 exceeded the debt level.

CASH DIVIDENDS AND DISTRIBUTIONS PAID PER COMMON SHARE

The following table sets forth in euros the gross dividends and cash distributions paid on the Common Shares in the financial years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of Shares of New York Registry:

                2002         2001        2000         1999        1998
                ----         ----        ----         ----        ----
-  In EUR       0.36         0.36        0.30         0.25        0.23
-  In US $      0.32         0.32        0.29         0.27        0.24

The cash distribution in respect of 2002, subject to approval by the General Meeting of Shareholders on March 27, 2003, will result in a total payment in the year 2003 of EUR 459 million (EUR 0.36 per Common Share).

The dollar equivalent of this cash distribution to be paid to shareholders in the year 2003 will be calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company, being April 2, 2003. The dollar equivalents of the prior year profit distributions paid to shareholders have been calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company.

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


calendar period                                            EUR per US $ 1
                            ---------------------------------------------
                            period end   average(1)    high         low
                            ----------   ----------   ------       ------
1998                          0.8517      0.8996      0.9479       0.8232
1999                          0.9930      0.9455      0.9984       0.8466
2000                          1.0652      1.0881      1.2092       0.9676
2001                          1.1235      1.1234      1.1947       1.0488
2002                          0.9537      1.0573      1.1636       0.9537
2003 (through February 28)    0.9277      0.9295      0.9652       0.9195

(1) The average of the Noon Buying Rates on the last day of each month during the period.

                                                     highest       lowest
                                                      rate          rate
                                                     -------      -------
September 2002                                        1.0325       1.0041
October 2002                                          1.0301       1.0120
November 2002                                         1.0106       0.9863
December 2002                                         1.0074       0.9537
January 2003                                          0.9652       0.9207
February 2003                                         0.9339       0.9195

Philips publishes its financial statements in euros while a substantial portion of its assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.

Unless otherwise stated, for the convenience of the reader the translations of euros into dollars appearing in this report have been made based on the balance sheet rate on December 31, 2002 (US $ 1 = EUR 0.9543). This rate is not materially different from the Noon Buying Rate on such date (US $ 1 = EUR 0.9537).

The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips' financial statements for the periods specified.

                                                           EUR per US $ 1
                            ---------------------------------------------
                            period end   average(a)   high          low
                            ----------   ----------   ------       ------
1998                          0.8576      0.8985      0.9484       0.8213
1999                          0.9914      0.9392      0.9987       0.8460
2000                          1.0740      1.0858      1.2089       0.9675
2001                          1.1326      1.1215      1.1632       1.0828
2002                          0.9543      1.0579      1.1497       0.9543

(a) The average rates are the accumulated average rates based on daily quotations.


Risk factors

The information on risk factors required by this Item is incorporated by reference herein from pages 30 through 32 and pages 100 through 105 of the 2002 Annual Report - - Financial Statements and Analysis.

It describes some of the risks that could affect Philips' businesses. The factors and the cautionary statements contained in the section entitled "Introduction" on page 3 should be considered in connection with any forward-looking statements contained in Philips' Annual Report on Form 20-F. Forward-looking statements can be identified generally as those containing words such as "anticipates", "assumes", "believes", "estimates", "expects", "should", "will", "will likely result", "forecast", "outlook", "projects" or similar expressions. From time to time, Philips may also provide oral or written forward-looking statements in other materials Philips releases to the public. The cautionary statements contained in "Introduction" are deemed to apply to these statements.

The risks described are not the only ones that Philips faces. Some risks are not yet known to Philips and some that Philips does not currently believe to be material could later turn out to be material. All of these risks could materially affect Philips' business, its revenues, operating income, net income, net assets and liquidity and capital resources.

In addition, Philips is a global company, which means that it is affected by economic developments in all regions of the world.

In addition to the risk factors referred to above, the following are potential risks that Philips faces:

Philips' business is exposed to the risks of economic recession.

Certain of Philips' businesses have been negatively impacted by the prolonged economic downturn in 2001 and 2002 that has continued into 2003. Investment sentiment may see continued weakness and customers could become less ebullient which might impact on spending for Philips products in various areas of the Philips product portfolio as well as the regional markets in the U.S., Europe, Asia and elsewhere. A continued or deepened recession could adversely affect the performance of the Philips Group.

Philips is exposed to geopolitical and military developments.

The business environment is influenced by numerous political uncertainties, including the military situation in the Middle East and potential conflict in other regions, which continue to affect the global economy (and the international capital markets). Political and military developments could have a material adverse effect on Philips' results of operations.

Philips is exposed to continued poor performance of capital markets.

The performance of capital markets has been extremely bearish and if this continues, it could have a further material impact on pension expense and the value of financial assets of the Company.

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

The activities of the Philips group are organized in product divisions, which are responsible for the worldwide business policy. Philips delivers products, systems and services in the fields of lighting, consumer electronics, domestic appliances and personal care, components, semiconductors and medical systems. At the end of 2002, Philips has about 150 production sites in 35 countries and sales and service outlets in approximately 150 countries, employed about 170,000 people and recorded sales of EUR 32 billion in 2002.

Since 1996, Philips has made significant progress in strategic refocusing of its portfolio of businesses. It has reduced the number of businesses from 100 to approximately 60 and the number of operating divisions from 12 to 7 at the end of 2002, bringing more transparency, accountability and focus to its operations.

As part of the ongoing portfolio management program to strengthen the focus on digital technologies, downscale the involvement in more mature analog businesses and to reduce complexity, the Components division was reviewed in the course of 2002. This review resulted in measures to simplify the structure and reduce costs, leading to the dissolution of the Components division, a realignment of its business into other product divisions and a restructuring program to bring the Optical Storage business back to profitability.

In 2002, Philips streamlined its organizational structure, by decreasing the number of corporate regions from 7 to 4. As part of this process, the Netherlands region is being integrated in the region 'Europe, Middle East and Africa' (EMEA).

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

Since 1996, Philips has been engaged in a continuing process of reviewing its portfolio of businesses from a strategic and performance perspective. When it started this process in the course of the year 1996, Philips' portfolio comprised more than 100 businesses.

Rather than acquiring businesses in new areas, Philips is focusing on the strengthening of its existing core activities, including the use of selected acquisitions, and the disposal of activities that are under-performing and not essential from a strategic viewpoint. These disposals include the reduction of Philips' involvement in the German consumer electronics company Grundig AG at the end of 1996, the formation of a joint venture for mobile communications with Lucent Technologies in 1997 and the subsequent dissolution in 1998 after the incurrence of substantial losses, the sale of Philips Car Systems in 1998, the sale of Philips' 75% equity interest in PolyGram N.V. in 1998 and the merger of Origin with Atos in 2000 (for a further description see "Product Sectors and Principal Products").

The portfolio of Philips Components has essentially been adjusted by: the disposition of Philips' conventional (non-ceramic) Passive Components business group in 1998, the divestment of the Advanced Ceramics & Modules and General System Components business groups in 2000, the placement of large LCD displays into a joint venture with LG Electronics of Korea in 1999 and the merger of the maturing cathode-ray tube (CRT) activities with those of LG Electronics of Korea in 2001. As of the end of 2002, the Components division has been dissolved. The new structure will streamline innovation and create more value through alignment of related businesses in different divisions. As a result, Philips' telecom speaker activity has been combined with Mobile Display Systems and moved to Philips Semiconductors, offering customers a single source for complete and integrated solutions for the telecom and PDA markets. In the same way, certain digital displays and wireless connectivity activities, including the Pronto remote controls group, have been moved to the Consumer Electronics division.

A stand-alone new business initiative group has been formed in order to give more focus and attention to new high-growth display opportunities, including Liquid Crystal on Silicon (LCoS) technology. For Optical Storage, a comprehensive restructuring program is being carried out with the goal of bringing the activity back to profitability. The major part of the restructuring will see the PC-related (Data) business line concentrated in Taiwan. The R&D group in Eindhoven will be strengthened to concentrate on pre-development. The concentration of Philips' data activities in Taiwan and the collaboration with BenQ will enhance Philips' focus on DVD+RW development. Both Optical Storage and the new business initiative group will appear in the Miscellaneous sector in Philips' financial reporting, as of 2003.

Consumer Electronics (CE) is changing rapidly and is increasing its focus on digital, high growth products. In 2001, manufacturing of mobile handsets was transferred to a partnership with China Electronics Corporation (CEC), while the manufacturing of VCR's was outsourced to Funai Electric of Japan. In addition, CE's portfolio of businesses has been streamlined further by the recent divestment of Fax, Broadcast and part of Marantz, while other smaller businesses, which were part of the former Specialty Products businesses, were transferred to Corporate Investments as part of the Miscellaneous sector.

In November 2002, Philips and Jabil Circuit Inc., a global leader in Electronic Manufacturing Services (EMS), agreed on the sale of most of Philips Contract Manufacturing Services (PCMS). This agreement is in line with the strategy to focus on selected activities that fully support the long-term ambitions of Consumer Electronics as it continuously seeks to minimize the assets allocated to the Consumer Electronics business through optimized supply chain management, an Original Design Manufacturing (ODM) business philosophy and outsourcing. Jabil will provide design and engineering services, new product introduction, prototype and test services, procurement, PCB assembly, and final assembly and integration.

The digital parts of CE, together with Semiconductors and Research, are the focus on the high-growth technology strategy relating to core businesses.

The other core building blocks include the Medical Systems, Lighting and Domestic Appliances and Personal Care divisions. The multi-billion dollar acquisition program has substantially strengthened the Medical Systems division; its acquisitions in 2001 of Agilent Healthcare Solutions and Marconi's Medical Systems enabled it to achieve the No. 2 position in worldwide medical imaging and monitoring equipment sales. The Lighting division is a world leader with consistent returns and cash flows. Philips believes that new growth will be stimulated by emerging technologies, such as solid-state lighting Light Emitting Diodes (LEDs) and a strong focus on lighting-related electronics. In the case of Domestic Appliances and Personal Care, growth is expected to center mainly on male shaving and oral healthcare. The acquisition of Optiva Corporation, a leading manufacturer of electric toothbrushes, on October 1, 2000 was made in pursuit of this strategy.

In 2002, various businesses belonging to the Miscellaneous sector have been divested, because they no longer fit in the strategic portfolio of the Philips group. The most significant were: X-ray Analytical, Philips Broadband Networks, and Philips' business unit Communication, Security and Imaging business.

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

A key element of Philips' drive to create a better, simpler and more cost-effective organization is its program "Transforming into One Philips
(TOP)". It is designed to streamline the business support functions by standardizing processes and introducing a shared way of working in the areas of IT, HRM, Finance and Purchasing.

Philips views TOP not just as a method of cost control, but also as a vehicle for fundamental change in the way the Company operates - a simpler organization, with greater transparency and clearly defined accountabilities. It encompasses the move to shared services which will improve the ability of the businesses to focus on the real value drivers - technology, design and marketing - which Philips believes will enhance the ability to innovate. With the successful implementation of TOP, the Company will have an interactive support infrastructure, allowing new businesses to be launched more easily.

Additionally, Philips has continued to focus on optimizing asset management, increasing the use of outsourcing, reducing working capital, shortening the cash conversion cycle and reducing debt.

Product sectors and principal products

In order to improve financial transparency to Philips' shareholders and the financial community at large, the Board decided in 2000 that separate results would be published for all divisions. As a consequence, the following nine segments were distinguished at that time: Lighting, Consumer Electronics, Domestic Appliances and Personal Care, Components (dissolved as of January 1,
2003), Semiconductors, Medical Systems, Origin (deconsolidated from October 1, 2000 onwards), Miscellaneous and Unallocated.

For a description of the changes in the businesses comprising the segments, and data related to aggregate sales, segment revenues and income from operations, see Note 31: "Information relating to product sectors and main countries" on pages 105 through 109 of the 2002 Annual Report - Financial Statements and Analysis, and page 10 and 11 of the Management Report, incorporated herein by reference. For a discussion of revenues and income from operations of the product sectors, see Item 5: "Operating and Financial Review and Prospects". For a discussion of principal cooperative business activities and participating interests, see also "Cooperative Business Activities and Unconsolidated Companies" on pages 23 and 24 of the 2002 Annual Report - Financial Statements and Analysis, as incorporated by reference under Item 5.

LIGHTING

Philips has been engaged in the lighting business since 1891 and is a leader in the world market for lighting products with recognized expertise in the development and manufacture of lighting products. A wide variety of applications is served by a full range of incandescent and halogen lamps, compact and normal fluorescent lamps, automotive lamps, high-intensity gas-discharge and special lamps, QL induction lamps, fixtures, ballasts and lighting electronics. Lighting products are manufactured in more than 70 manufacturing facilities worldwide. Philips' worldwide presence in the lighting market has given it a strong international position in lighting projects, both in design and full-scale turnkey project installation. These activities require sophisticated expertise and help Philips to maintain its leading position in the professional lighting market.

Philips Lighting worldwide consists of four integrally responsible ongoing businesses: Lamps, Luminaires, Automotive & Special Lighting and Lighting Electronics. Each of these businesses has complete control over all its processes. Major drivers for growth are: innovation, marketing excellence and customer service, especially delivery reliability. Focusing on these areas at the same time as pursuing a policy of continuous improvement and strict control of costs and assets will sustain the leadership position as a pace-setter in the lighting industry.

Across Europe, North America, Latin America and Asia Pacific, the division employs some 47,000 people. After selling Philips' ownership in the joint venture Philips Matsushita Battery Corporation, the battery marketing and sales activities of Philips were transferred (Mid 2001) from Lighting to Consumer Electronics.

In 2002, Philips Lighting entered into a long-term contract to be the exclusive supplier of branded lighting products to Home Depot, the US company that is the world's leading home-improvement retailer.

Within Lamps, the largest business, the main growth areas are the thin 16 mm T5 fluorescent lamps, halogen and high-intensity discharge lamps - especially Mastercolor CDM. The latter solves the color variation problems inherent in conventional metal-halide lamps, while offering much longer economic life and thus considerably lower maintenance costs.

In Luminaires a development program to increase efficiency and improve profitability has been implemented. Among many product introductions, the efforts to help make urban areas more beautiful as well as safer at night has continued with the introduction of Philips Lighting's New Metronomis range, offering lighting designers, architects and urban planners a complete tool box for lighting urban spaces.

In Automotive, fast growth is driven by innovations enhancing comfort and safety on the road. Philips' HiPerVision car lamps represent a clear response to the trend that people expect cars to have ever-higher levels of quality, reliability and design. HiPerVision lamps are engineered to last the lifetime of the car, use less energy, are recyclable and small, and offer greater design freedom. In Special Lighting - which contains applications such as digital data projection (where Philips Lighting has a leading position with the UHP lamp), stage/theater/entertainment, infrared for industrial use, and ultraviolet for both solaria and air/water disinfection - the focus will be continued on exploiting double-digit growth opportunities in new application areas. In June 2001 a joint venture was formed with the Fraunhofer Institute in Aachen, Germany, to develop Extreme Ultraviolet (EUV) light sources to be mounted in the next generation of photolithography equipment for the semiconductor industry. Further progress in IC technology is heavily dependent on new projection methods to etch the finest details onto silicon. EUV, a radiation with a wavelength at around 13 nm, is the technology widely expected to revolutionize semiconductor lithography from about 2007.

In 1997, Philips and Agilent Technologies (formerly part of Hewlett-Packard) entered into a joint venture company, LumiLeds Lighting B.V., a company specialized in development, manufacture and marketing of LED (Light Emitting Diode)-based lighting products. Light-emitting diodes (LEDs) offer enormous potential for existing and new applications requiring dynamics in light level and color. Their small size, long life, instant response, increasingly powerful light output, durability and semiconductor-based nature set them apart from other lamp technologies. The Luxeon V LED has made it possible to create special color effects in shops, offices and the home. Luxeon V generates a record-shattering 120 lumens of light from a single emitter - by far the highest-power LED on the market.

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

CONSUMER ELECTRONICS

As a top-three global player, Philips Consumer Electronics offers products designed to bring consumers the benefits of the latest digital technologies at any time and any place: at home, at work or on the move. The product range encompasses: consumer TV (including widescreen and flat TV), institutional TV, VCR, TV-VCR, optical disc products including DVD recorders and Super Audio CD; digital television systems and Internet-connected devices including audio systems; other audio products such as portable audio products, mini and micro audio systems; PC peripherals such as PC monitors and DVD+RW data drives; set-top boxes and personal communication products including cellular phones and DECT phones. Philips Consumer Electronics has approximately 20,000 employees.

Philips Consumer Electronics is building upon competences in display, storage and connectivity. Philips Consumer Electronics contributes to the Philips brand experience by enhancing consumers' everyday lives through innovative top-class products. Their aim is to be `the brand people think of first' when it comes to digital entertainment, communication and information. Philips Consumer Electronics plans to achieve this ambition by focusing on the strength of the Philips brand, maintaining category leadership in display, storage and connectivity, managing costs and maximizing asset productivity.

In display, leadership is based on creating the best picture quality and a natural viewing experience with flat, slim and wide displays. Storage means high-capacity, low-cost, robust storage solutions that allow consumers to easily store and access content, including high-quality video, audio, pictures and data. Connectivity enables the consumer to interact intuitively - anytime, anywhere - with wireless devices.

The pace at which the consumer electronics market is shifting from analog to digital is quickening. Digital products currently represent around 30% of the audio/video market and are expected to increase to about 60% in 2005. Philips' strategy is to pro-actively manage the transition of the product portfolio from analog to digital and to shift even faster than the market. Examples include the outstanding LCD monitors and the range of DVD recorders, which will be extended in 2003, bringing DVD recording within the reach of a broader, mass market audience.

Management believes that consumers are not interested in products as such, but rather in the experiences they deliver. Accordingly, the business strategy has been adapted to the concept of the `Consumer Experience', comprising three domains - - Home Entertainment, Personal Expression and Productivity. The first two are totally consumer-focused, while the third covers a broad range of professional, semi-professional, small-office and business-to-business applications. The Home Entertainment experience targets consumers who desire customized and intuitive solutions for their homes, allowing them to enjoy watching and listening to their preferred choice of digital audio and video content. The solutions offer these consumers the ideal combination of convenience, excitement and design.

The Personal Expression experience is based on giving consumers - predominantly young people, who have a natural affinity for today's Internet-centric lifestyle
- the freedom to enjoy the digital audio and video content of their choice, wherever they go. The Productivity experience focuses on delivering solutions that enable professionals - at home or at work - to do their jobs more effectively, more efficiently and more enjoyably. These include solutions for capturing information, storing and displaying it and making it easy to access, distribute and use, both for individual viewing and group presentations.

Digital Networks spearheads Philips' involvement in the emerging world of convergent digital content delivery, transforming the way people access television and the Internet at home or on the move. This business is creating the technologies to fulfill the promise of digital broadband via set-top boxes for consumers and end-to-end standards-based software solutions with which content providers and operators can create and deliver digital services.

In 2001, the PCB/Assembly unit - set up to bring together all the printed circuit board assembly operations of Consumer Electronics in one unit - was renamed Philips Contract Manufacturing Services (PCMS).

In 2002, Philips and Jabil Circuit Inc., a global leader in Electronic Manufacturing Services (EMS), concluded on the sale of most of PCMS. This agreement was in line with the strategy to focus on selected activities that fully support the long-term ambitions of Consumer Electronics. It follows the need to continuously minimize the assets for the Consumer Electronics business through optimized supply chain management, an ODM business philosophy and outsourcing. Jabil will provide design and engineering services, new product introduction, prototype and test services, procurement, PCB assembly, and final assembly and integration.

A key area of attention is the performance in the US. An extensive turnaround program is being deployed. Enhancing the product offering and increasing the visibility in high-tier retail shops are key elements of this program. The new management team also decided to split the Philips brand from Magnavox, with Philips targeting the high-value consumer segments and Magnavox focusing on consumers looking for a value-for-money proposition. Significant steps have already been made in the Flat TV category, where surveys show spontaneous awareness of the Philips brand has gone up considerably. Also, the US field sales force has been expanded and upskilled. And in order to improve the supply chain management, warehousing and all transportation to US retail customers from cross-border operations in Mexico have been outsourced.

In 2001 Philips' mobile phone activities were refocused, with Philips Consumer Communications (PCC) ceasing to operate as an independent manufacturer of mobile handsets; this involved a major restructuring, particularly in France. Part of PCC's R&D capabilities and part of its manufacturing activities have been incorporated in partnerships with China Electronics Corporation (CEC). Philips maintains a focus on sales and marketing activity in mobile telephony under the Philips brand.

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

As from January 1, 2003, certain activities have been transferred from the discontinued Components division. These are digital display and audio/video wireless connectivity activities, including the Pronto remote controls group. This move is designed to reduce organizational complexity and duplication, and maximize synergies both for branded and OEM solutions. A stand-alone activity, New Displays Business Development, has been formed in order to strengthen the focus on new high-growth display opportunities, including the Liquid Crystal on Silicon (LCoS) and PolyLED technologies.

DOMESTIC APPLIANCES AND PERSONAL CARE

Philips Domestic Appliances and Personal Care is engaged in the developing, manufacturing and marketing of innovative appliances in the field of shaving and beauty, oral health care, food and beverage appliances, garment care and floorcare. The division employs just above 8,700 employees. Philips Domestic Appliances and Personal Care (DAP) holds market leadership positions through its portfolio of power brands in the personal care markets (Philishave worldwide, Norelco and Sonicare in the USA) and a strong Philips brand position in the domestic appliance markets, especially in Europe, Latin America and Asia Pacific.

In October 2000, Philips acquired Optiva Corporation, the Seattle, USA based business of the Sonicare power toothbrushes. By this acquisition, Philips Domestic Appliances and Personal Care division has become the No. 2 global player in the market of rechargeable power toothbrushes.

Philips has a leadership position in electrical dry and wet male shaving and grooming products. In its beauty portfolio, Philips has a range of products which are used for female depilation, haircare and tanning solaria. Furthermore, Philips provides food and beverage appliances, such as mixers, blenders, food processors, toasters, coffee makers and fryers and manufactures and markets vacuum cleaners and irons. Domestic appliances and personal care products are sold under the Philips brand and other brand names.

Philips has long been successful on the US market under the brand name Norelco and will continue to use this brand name for the male shaving and grooming products.

In 2001, the Senseo coffee maker, the breakthrough concept for the traditional coffee segment which has been developed in partnership with Sara Lee/DE, has been introduced in the market.

At the end of October 2002, Philips concluded the sale of Payer Elektroprodukte to Hui Holding Sdn. Bhd. of Malaysia. Payer Elektroprodukte is an Austria-based leading original equipment manufacturer (OEM) of electric foil shavers.


COMPONENTS

Until year-end 2002 Philips Components was a major provider of integral digital electronic solutions in the areas of displays, optical storage and connectivity. With a global customer base covering the computing, consumer electronics, telecommunications and automotive industries, it produced: modules for optical storage in CD and DVD formats; mobile display systems for use in cellular phones and other handheld devices; wireless connectivity modules; speaker systems, tuners, remote control systems, multimedia projectors and digital display systems (LCD TV, etc.). In 2002 Philips Components employed some 13,000 persons.

As part of the ongoing portfolio management program for the Philips group to strengthen the focus on digital technologies, downscale the involvement in more mature analog businesses and reduce complexity, a comprehensive review of the Components division was carried out in the course of 2002. This review resulted in measures to simplify the structure of the electronics activities and reduce costs, leading to the dissolution as of January 1, 2003 of the Components division and a restructuring program designed to bring Philips Optical Storage back to profitability.

The new configuration, which became effective on January 1, 2003, will streamline innovation and create more value through alignment of related businesses previously grouped in different divisions. The telecom speaker activity has been combined with Mobile Display Systems and transferred to Philips Semiconductors, offering customers a single source for complete and integrated solutions for the telecom and Personal Digital Assistant (PDA) markets. Similarly, certain digital display and audio/video wireless connectivity activities, including the Pronto remote controls group, have moved to Consumer Electronics. Again, this move is designed to reduce organizational complexity and duplication, and maximize synergies both for branded and OEM solutions. A stand-alone activity, New Displays Business Development, has been formed in order to strengthen the focus on new high-growth display opportunities, including the Liquid Crystal on Silicon (LCoS) and PolyLED technologies.

For Optical Storage, a comprehensive restructuring program is being carried out in order to bring the activity back to profitability. The major part of the restructuring will concentrate the PC-related (Data) business line in Taiwan. The R&D group in Eindhoven will be strengthened to concentrate on pre-development. The concentration of the data activities in Taiwan and the collaboration with BenQ will enhance Philips' focus on DVD+RW development. The turnaround in Data will be accelerated by focusing on the more profitable, high-growth segment of DVD+RW drives. By strengthening its position in DVD+RW applications and new or emerging standards, Philips intends to remain a leading player in the OEM and aftermarket optical storage industry with a solid basis for sustained profitability.

The consumer and automotive businesses of Philips Optical Storage are profitable and developing according to plan. The consumer line is a leader in the audio/video market and supplies drives for applications including DVD Recorders (based on the DVD+RW standard) and games consoles (Microsoft's Xbox). The Automotive line is a leader in its industry and growing significantly, mainly due to the switch from tapes to CDs and DVDs and the increasing application of navigation systems in cars.

The wireless connectivity module activities of Components will be transferred to the new joint venture with Accton Technology Corporation of Taiwan, in which Philips will hold a 48% share. This joint venture was announced on January 8, 2003 and the deal is expected to be closed in the second quarter of 2003. The joint venture will provide innovative wireless connectivity (802.11) products for design-in (OEM) to, for example, the consumer electronics, PC and mobile phone industries. The new company will address the increasing market requirements for advanced, easy-to-use and cost-effective wireless connectivity solutions based on state-of-the-art technology in Wi-Fi (802.11), Bluetooth(TM) and other industry standards.

As of 2003, the results of Optical Storage, the New Displays Business Development group and the businesses that are transferred to the business Philips Corporate Investments will be reported under Miscellaneous.

In 2001, Philips and LG Electronics of Korea (LGE) completed a definitive agreement through which the two companies merged their respective cathode ray tube (CRT) businesses into a new joint venture company. LGE and Philips share equal control of the joint venture, named LG.Philips Displays. The aim of the joint venture is to ensure the lowest possible cost base in the maturing CRT market and to achieve significant synergies. The joint venture is in the midst of a significant restructuring program intended to reduce its operational costs.

This follows the substantial investments in digital-age display technologies made by Philips through the establishment of a manufacturing joint venture between Philips and LGE (LG.Philips LCD) in 1999, creating a leading supplier of Active Matrix Liquid Crystal Displays (AMLCDs).

Due to anticipated capital requirements, LG.Philips LCD is exploring capital raising options for 2003, including the possibility of making an initial public offering of its shares.

In 2002, Philips and Dell announced that they entered into a global strategic alliance. The five year agreement calls for Philips to supply cathode-ray tube and flat panel monitors, storage devices, connectivity solutions and other components to Dell for use in computer systems. Dell will also market and sell a comprehensive range of Philips-brand computer peripherals, along with related products. The companies will collaborate on technology planning, marketing and optical storage standards to more rapidly serve the needs of world-wide customers.

SEMICONDUCTORS

Philips Semiconductors is one of the world's top ten semiconductor manufacturers and a major supplier of innovative silicon solutions for consumer electronics, telecommunications, automotive, computing and industrial applications. Semiconductors' solutions are designed to grow and evolve as their customers adapt their businesses to take advantage of and respond to fast-evolving digital technologies. The division has approximately 31,000 employees in more than 50 countries.

Activities in the consumer segment of the division are focused on responding to a market trend of a new generation of digital applications, wireless connectivity and new, simple user interfaces. For the home, Philips' Nexperia Multimedia Solutions provide customers with reconfigurable and reusable solutions for full digital television. Over 70% of the world's DVD+RW recorders made in 2002 contained a Philips Nexperia solution. Philips expects that over the next five to seven years a significant proportion of the installed TV base in Europe and the US will be replaced by new integrated digital TVs, and Philips Semiconductors is uniquely positioned to take advantage of this new market. Over 60% of all TVs sold in 2002 contained a Philips Semiconductors product.

In the communications segment, Philips Semiconductors strengthened its position in the mobile phone market. By the end of 2003 it is expected that one in every ten mobile phones made in the world will have a Philips Nexperia system solution inside. This system solution enables mobile phone makers to bring new mobile phone designs to market quickly. System solutions are ready for all the new mobile phone technologies that will come onto the market in 2003 and 2004 (GPRS, G2.5, G3, etc.).

During the year 2001, Philips formed a joint venture with China Academy of Telecommunications Technology (CATT) and CEC Wireless (CECW) to develop 3G (third generation) phones for the Chinese market. The Company believes the Chinese market, with its low mobile phone penetration rate, is a region of promise for new 3G phones.

Combined with the Nexperia platform, Philips Semiconductors will continue to invest in key technologies and capabilities that will drive the digital revolution forward. These include identification and security, power management, connectivity, wired and wireless communications (such as Bluetooth(TM)) and user interface design.

During 2002, one of the world's leading clothing chains selected the identification chip for incorporation in their garments. At first they will use the chip for tracking throughout their manufacturing and logistics chain, and then as a security device in shops. In the longer term it can also be used as part of their customer relationship management.

Philips continues to develop leading solutions for the wireless and wired connectivity markets. On December 19, 2002 a definitive agreement was announced to acquire Systemonic, a leading developer of complete silicon system solutions for multi-protocol, multi-band wireless local area networks (LANs). This acquisition, which closed by year-end 2002, will increase the ability to hold leading positions in the 802.11 standard for wireless connectivity. Philips expects to be the first company to release silicon for the new ZigBee standard. Philips maintained its leadership in Bluetooth((TM)) by delivering over 10 million units of low-power, low-cost system solutions targeting voice and data applications. During 2002 the Company and Sony jointly announced a new standard for secure Near-Field Communication (NFC). Near-Field Communication allows the transfer of any kind of data between NFC-enabled devices such as mobile phones, digital cameras, PDAs and PCs over a distance of up to twenty centimeters. NFC will deliver speeds fast enough to transfer high-quality images in a secure and seamless way. This will enable the development of several new markets, including electronic toys, and easy uploading of music and software from main players to portable machines.

Philips is in the forefront of new technologies for semiconductors. With its partners Motorola and ST Microelectronics, the wafer fab in Crolles, France, will start producing leading-edge 120 nm wafers for a number of new products in 2003. The 90 nm development is proceeding very well, and it is expected to commence pilot production by the end of 2003. In January 2003 a world first - functional memory cells in 65 nm technology - was demonstrated. These new technologies will lead to lower-power, higher-speed and smaller-area semiconductors, which are needed for the next generation of mobile phones, PDAs and other portable devices.

As of January 1, 2003 some activities have been transferred from the Components division. The telecom speaker activity has been combined with Mobile Display Systems and moved to Philips Semiconductors, offering customers a single source for complete and integrated solutions for the telecom and Personal Digital Assistant (PDA) markets.

The division has 16 manufacturing facilities throughout the world, located in Europe, the United States and Asia. In addition Semiconductors has significant investments in Singapore (SSMC), Taiwan (TSMC) and China (ASMC). In November 2002 it was announced that the fab in Albuquerque, New Mexico in the US will be closed during 2003.

MEDICAL SYSTEMS

Philips Medical Systems is one of the world's leading suppliers of medical imaging modalities and patient monitoring systems. It is a global leader in the product segments x-ray, ultrasound, nuclear medicine, patient monitoring, magnetic resonance, computed tomography, clinical information management and resuscitation products. The product portfolio also includes positron emission tomography, radiation therapy planning, as well a comprehensive range of customer support services. Philips Medical Systems employs around 31,000 people.

Addressing a market that increasingly demands full range suppliers able to provide total healthcare solutions, Philips Medical Systems is reaching for a global leadership position in this total provider area. Following a focused and ambitious program of acquisitions over the last three years, representing investments in excess of USD 5 billion, Philips Medical Systems believes it is now able to offer integrated solutions covering the entire spectrum of diagnostic imaging and patient management needs.

Advancing its mission to become the industry leader in meeting the needs of healthcare providers worldwide, Philips Medical Systems took significant steps in 2002 to strengthen its position in its key markets. This included an accelerated program of product innovations that have reinforced its technology leadership in imaging, patient monitoring and IT. Major steps were also taken to execute the program integrating the division's recently acquired market- and technology-leading companies to form a strong, harmonized market presence and an effective, competitive organization. The result is a significant increase in the reach of the Philips brand to important target audiences, for example with a 50% installed base in US hospitals in the critical care area. Philips Medical Systems has significantly strengthened its position in the field of diagnostic imaging with the acquisition of ATL Ultrasound in 1998. This company is one of the leaders in ultrasound imaging systems - one of the fastest growing sectors of the market - and the clear leader in all-digital ultrasound systems.

In ultrasound, the subsidiary ATL has brought SonoCT realtime compound imaging, an advanced real time imaging standard, to all major applications of ultrasound and united it with other advanced capabilities such as 3D, bringing the benefits of numerous powerful technologies together.

In the course of 2000, a range of new customer support products was introduced, aimed at better cost control for health care providers. For instance, Philips Medical Systems is capable of offering transcription services that reduce over-all reporting costs through the acquisition in 2000, of the majority of shares in MedQuist Inc. of the United States, a provider of outsourced medical record translation services.

In December 2000, Philips Medical Systems acquired substantially all of ADAC Laboratories' common stock. The Milpitas, California based company is a worldwide market leader in nuclear medicine, positron emission tomography - one of the fastest-growing market segments - and radiation therapy planning.

In August 2001, Philips Medical Systems completed the acquisition of the Healthcare Solutions Group (HSG) of Agilent Technologies Inc. HSG is active in the field of pervasive cardiology and monitoring solutions, and is a leading global provider of medical products and services to hospitals, healthcare clinics, physicians' offices, airlines and others. The primary reason for the acquisition was to enhance existing business and to provide Medical Systems with a strong position in the cardiac sector. Additionally, the acquisition enables Medical Systems to enter certain new, high-growth segments such as home care technology enabling remote diagnostics.

In October 2001, Philips Medical Systems acquired all the shares of Marconi's Medical Systems business, which comprises two businesses, the core Medical Imaging Equipment business, a global participant in the medical diagnostic imaging equipment industry, and the Marconi Healthcare Products business (HCP), one of the largest distributors of radiology imaging supplies in the USA. The primary reasons for the acquisition were to enhance Medical Systems' Computed Tomography (CT) portfolio and to acquire an additional CT installed base whose service and maintenance is the most profitable area of the diagnostic imaging industry. At the end of November 2002, the sale of the HCP group to Platinum Equity Holdings was concluded. Final settlement is expected to occur in the first quarter of 2003. A divestment of the HCP group has been intended from the moment of acquisition of Marconi's Medical Systems' business since it does not fit in the strategic portfolio.

Philips is engaged in complex and far reaching systems integration activities as a result of the recent acquisitions that may require additional resources and time before fully implemented.

MISCELLANEOUS

This segment comprises various activities and businesses not belonging to a product sector. It consists mainly of two groups of activities: the central research and technology centers (such as Philips Research, Intellectual Property and Standards, Philips Centre for Industrial Technology and Philips Design) and Corporate Investments (such as Assembleon, and Philips Enabling Technologies Group). It also comprises various (remaining) activities from businesses that have been sold, discontinued, phased out or deconsolidated in earlier years. NavTech was consolidated for the first time in 2001 and included in the Miscellaneous sector. Until its deconsolidation in May 2001, FEI Company, was included in the consolidated figures of the Miscellaneous sector. Also included are some remaining former businesses from the Consumer Electronics and Components sectors and the equity investment in Atos Origin.

In 2000, Philips Machinefabrieken changed its name to Philips Enabling Technologies Group. Philips Enabling Technologies Group manufactures customer-specific machinery, tools and precision components for high-quality professional equipment. The Philips Enabling Technologies Group consists of three businesses:

- High Tech Equipment, with focus on Semiconductor front-end and Semiconductors back-end production, plus new future opportunities like Optical Storage, Flat Screen and Solar Cell.
- High Tech Aerospace, with focus on Engine Sheet Metal, Fan- and Compressor Blisks and Assembly of Fan Modules.
- High Tech Plastics, including Tooling, with focus on Optical Products, Medical disposables and Automotive Products.

In March 2002, Philips sold its Fax business to Groupe SAGEM of France, the main activities of this business were located in Vienna, Austria. The reason for this disposal is that strategically the fax market and related printing technologies no longer fit within Philips.

In May 2002, Marantz, in which Philips had a 49% stake, and Denon, Ltd, merged operations into D&M Holdings, Inc. maintaining the established Marantz and Denon brands.

In September 2002, Philips sold the major part of its X-ray Analytical business to Spectrics plc of Egham, United Kingdom, a precision instrumentation and controls company.

In September 2002, C-COR.net of State College, PA, USA, a global provider of broadband communications technology systems and services, acquired Philips Broadband Networks (PBN).

In October 2002, Philips and Robert Bosch GmbH concluded the sale of Philips' business unit Communication, Security and Imaging (CSI).

Following the dissolution of the Components division, the Optical Storage business has been transferred to the Miscellaneous sector as of January 1, 2003. A comprehensive restructuring program will be carried out designed to bring the activity back to profitability. The major part of the restructuring will concentrate the PC-related (data) business line in Taiwan.

Philips Design is dedicated to creating value by delivering innovative solutions that humanize technology. With 450 employees active in 12 locations around the world, Philips Design serves all Philips' businesses and a select portfolio of external customers.

UNALLOCATED

This product sector comprises the costs of the corporate center - including the Company's initial funding of e-business and global brand management programs - as well as country and regional overhead costs.

ORIGIN

In October 2000, Philips sold its 98% interest in Origin, its global IT service company delivering systems and a full range of services that facilitate total business solutions for clients, to Atos, a leading European IT service provider, and received a 48.7% interest (currently 48.4%) in the combined entity Atos Origin. As a result of the merger, as from October 1, 2000, Philips no longer consolidates Origin as a separate division but includes its share of Atos Origin's earnings in results relating to unconsolidated companies (in the Miscellaneous segment).

Research and Development, Patents and Licenses

Philips' research and development activities are allocated between Philips Research, which focuses on research projects relevant to the entire group, and the product divisions. Approximately 19,800 employees are engaged in advanced development, product development and in the development of production methods and equipment.

In recent years, Philips has placed greater emphasis on research projects that are relevant to the entire group, and which are conducted by Philips Research, while the main responsibility for the development of products and production methods in Philips currently lies with the product divisions, which have at their disposal development laboratories and implementation departments in 25 countries throughout the world.

Expenditures for research and development activities represented 9.6% of Group sales in 2002, 10.2% of Group sales in 2001 and 7.3% of Group sales in 2000.

Founded in 1914, Philips Research is one of the world's major private research organizations, with main laboratories in the Netherlands, the United Kingdom, Germany, the United States and China, together employing some 2,500 people. Continuous efforts to sustain the strong performance in the field of research and development activities are critical for Philips to preserve and strengthen the Company's competitiveness in its various markets. Through substantial investments in Research & Development, Philips has created a large knowledge base. Each year, new technological breakthroughs are added to Philips' long list of research successes. To provide a direct response to the needs of the market, Philips has in recent years adopted a more product-oriented approach to research and development, with expenditures directed at projects with more apparent short-term commercial prospects.

Philips plays a leading role in shaping the world of digital electronics by bringing meaningful technological innovations to people. Many of these innovations have their roots in the laboratories of Philips Research. Creating value and growth by generating new technologies for the various Philips businesses is the main focus of Philips Research. Drawing upon a deep and broad technology foundation, scientists at Philips Research are constantly striving to break down the barriers between technology and application domains in order to achieve the synergies that will lead to new product concepts and new business.

At Philips Research, scientists from a wide range of disciplines and backgrounds work together, influencing and broadening each other's views, thus enabling the Philips businesses to reap the benefits of diversity, cross-fertilization of ideas and synergy. To give an example of the diversity of the organizational fabric, more than 50% of all new employees at Philips Research in the Netherlands are recruited from abroad.

Philips' Centre for Industrial Technology (CFT) is a center of competence supporting the product divisions and a number of external high-tech companies in all aspects of production, particularly in the areas of mechatronics, electronics, process technology, assembly and industrial support, employing over 1,200 people.

In 2002, CFT made a number of key contributions to the manufacture of innovative new products. For example, it greatly simplified the production process for PolyLED displays, as used in Philips' new Sensotec shaver, eliminating the problem of water vapor ingress, which caused rapid degeneration of the PolyLED material.

Intellectual Property & Standards (IP&S), formed on January 1, 2002 through the merger of Corporate Intellectual Property and System Standards & Licensing, is responsible for managing Philips' intellectual property. The activities of IP&S include the creation of all intellectual property rights, including patents, trademarks, designs, domain names and copyrights, as well as the commercialization of these rights. In addition, IP&S plays a leading role in establishing standards in specific technical fields, such as optical storage, in cooperation with Philips Research and third parties. IP&S also exploits Philips' technologies through the transfer of know-how and licensing of the associated intellectual property rights to third parties.

As a result of increased patent filings over the last two years, the total worldwide patent portfolio grew by more than 10% in 2002 and now comprises some 85,000 patent rights. The aim is to extract maximum value from this portfolio through a structured process of identification and verification of valuable patents.

None of our business segments is dependent on a single patent or license or a group of related patents or licenses.

Organizational structure

The information concerning Philips' significant subsidiaries in Exhibit 8 to this Annual Report on Form 20-F is incorporated herein by reference.

Property, plant and equipment

Philips owns and leases manufacturing facilities, research facilities, warehouses and office facilities in numerous countries over the world.

Philips has over 150 production sites in 35 countries. Philips believes that its plants are well maintained and, in conjunction with its capital expenditures for new property, plant and equipment, are generally adequate to meet its needs for the foreseeable future. For net book value of its property, plant and equipment and developments therein, reference is made to Note 15 "Property, plant and equipment" on page 78 of the 2002 Annual Report -Financial Statements and Analysis, which is incorporated herein by reference. The geographic allocation of assets employed as shown in Note 31 entitled "Information relating to product sectors and main countries" on pages 105 through 109 of the 2002 Annual Report -Financial Statements and Analysis- and incorporated herein by reference, is generally indicative of the location of manufacturing facilities. The headquarters in Amsterdam are leased. The information as shown in Note 25, entitled "Commitments and contingent liabilities" on page 87 of the 2002 Annual Report - Financial Statements and Analysis-, partly related to the rental of buildings, is incorporated herein by reference.

For environmental issues affecting the Company's properties, reference is made to Legal Proceedings in Item 8, entitled "Financial Information", which is incorporated herein by reference.

Item 5. Operating and financial review and prospects

The information on pages 3 through 39 of the 2002 Annual Report - Financial Statements and Analysis ("Operating and Financial Review and Prospects") is incorporated herein by reference.

Operating results

The information on pages 3 through 24 of the 2002 Annual Report - Financial Statements and Analysis ("Operating and Financial Review and Prospects"), and
Note 30, entitled "Financial instruments and risks" on page 100 through 104 of the 2002 Annual Report - Financial Statements and Analysis is incorporated herein by reference.

Critical Accounting Policies

For a description of critical accounting policies, reference is made to pages 33 through 35 of the 2002 Annual Report - Financial Statements and Analysis ("Operating and Financial Review and Prospects"), and such information is incorporated herein by reference.

A complete description of Philips' accounting policies appears on pages 49 through 57 of the 2002 Annual Report - Financial Statements and Analysis ("Accounting Policies"), and is incorporated herein by reference.

As from 2002, Philips presents its financial statements on a basis consistent with generally accepted accounting principles in the United States ("US GAAP"). Previous years have been restated accordingly.

Full financial statements of the Company's statutory accounts, in conformity with Dutch law and adopted by the shareholders meeting and subsequently filed, will continue to be prepared on a basis consistent with generally accepted accounting principles in The Netherlands ("Dutch GAAP") and remain available for investors. A reconciliation of material differences between the two is provided in the notes to the annual financial statements and is publicly available on the Company's website (www.philips.com).

New Accounting Pronouncements

In addition to the items discussed on page 57 of the 2002 Annual Report - Financial Statements and Analysis - , which is incorporated herein by reference, the Financial Accounting Standard Board ("FASB") also issued Financial Interpretations number 45 and 46.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that a liability be recorded, at fair value, in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002.

Philips is currently assessing the impact of the adoption of this interpretation on its financial position, results of operations and cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, and an Interpretation of ARB No. 51". FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. For a discussion of the effect and expected impact of this interpretation for Philips, reference is made to commitments and contingent liabilities on page 87 of the 2002 Annual Report - Financial Statement and Analysis, which is incorporated herein by reference.

Liquidity and capital resources

The information on pages 25 through 29 and pages 85 through 88 and pages 100 through 105 of the 2002 Annual Report - Financial Statements and Analysis is incorporated herein by reference.

Since July 2002, the Company has had a USD 3.5 billion revolving credit facility with a five-year maturity, for general business purposes and as a back-stop to Philips' USD 2.5 billion Commercial Paper Program. As of December 31, 2002, USD 10 million were outstanding under the Commercial Paper Program. The USD 3.5 billion revolving credit facility does not contain financial covenants, any credit rating related acceleration possibilities nor any credit rating related availability restrictions. The USD 3.5 billion revolving credit facility has not been drawn upon (nor had the previous USD 2.5 billion revolving facility).

Off-balance sheet arrangements

The information on page 29 and pages 87 through 88 of the 2002 Annual Report - Financial Statements and Analysis is incorporated herein by reference.

Contractual obligations and commercial commitments

The information on page 29, pages 87 through 88 and pages 100 through 105 of the 2002 Annual Report - Financial Statements and Analysis is incorporated herein by reference.

Trading activities that include non-exchange traded contracts accounted for at fair value

Philips does not engage in trading activities in non-exchange traded contracts.

Research and Development

For information required by this Item, reference is made to the separate section "Research and Development, Patents and Licenses" as part of the business description under Item 4; and page 17, page 53 and page 65 of the 2002 Annual Report - Financial Statements and Analysis, which is incorporated herein by reference.

Outlook

The information required by the Item "Trend Information" on page 36 of the 2002 Annual Report - Financial Statements and Analysis is incorporated herein by reference.

Item 6. Directors, senior management and employees

The information on page 64, pages 82 through 84 and pages 95 through 99 of the 2002 Annual Report -Financial Statements and Analysis, and pages 56 through 63 of the Annual Report -Management Report is incorporated herein by reference.

In addition to the principal business activities inside the Company referred to in the Annual Report, members of the Board of Management perform the following functions outside the Company.

Mr G.J. Kleisterlee is a Director of Vivendi Universal and is chairman of the Supervisory Board of Eindhoven Technical University. Mr J.H.M. Hommen is a member of the Supervisory Boards of TPG and Atos Origin, and chairman of the Academic Hospital Maastricht. Mr A.P.M. van der Poel is a member of the Board of Directors of Taiwan Semiconductor Manufacturing Company and of the Supervisory Board of PSV. Mr A. Huijser is a member of the Supervisory Board of CQM.

Directors and senior management

As of May 1, 2003, Mr A. van der Poel will relinquish his position as member of the Board of Management and become a member of the Company's Group Management Committee on a part-time basis. As of the same date, Mr A. Veenhof will resign as CEO of DAP and as a member of the Group Management Committee.

The Company's policy forbids personal loans to and guarantees on behalf of members of the Board of Management, the Supervisory Board or the Group Management Committee and no loans and guarantees have been granted and issued, respectively, to such members in 2002, nor are any loans or guarantees outstanding as of December 31, 2002.

Compensation

For information on the remuneration of the Board of Management and the Supervisory Board, required by this Item, see pages 95 through 99 for the aggregate amounts and individually named members of the 2002 Annual Report - Financial Statements and Analysis-, which is incorporated herein by reference.

Share ownership

                                                     number of shares
                                -------------------------------------
                                as of February     as of December 31,
                                      28, 2003                   2002
                                --------------     ------------------
L.C. van Wachem                         17,848                 17,848
W. de Kleuver                            4,131                  4,131
L. Schweitzer                            1,070                  1,070
G.J. Kleisterlee                        41,137                 41,137
J.H.M. Hommen                          314,131                314,131
A. Huijser                              25,227                 25,227

The aggregate share ownership of the members of the Board of Management and the Supervisory Board represents less than 1% of the outstanding ordinary shares.

Mr L.C. van Wachem is also Chairman of the Board of the Dr. A.F. Philips Stichting and a member of the Board of the Stichting Preferente Aandelen Philips. Messrs W. de Kleuver, J.M. Hessels and K.A.L.M. van Miert are also members of the Board of the Dr. A.F. Philips Stichting. Mr Kleisterlee, as President of the Company, is a member of the Dr. A.F. Philips Stichting and a member of the Board of the Stichting Preferente Aandelen Philips. The Dr. A.F. Philips Stichting holds all of the outstanding priority shares of the Company. The Stichting Preference Aandelen Philips has the right to acquire all of the authorized preference shares of the Company. For more information see Item 7 "Major shareholders and related party transactions".


Board practices

Members of the Board of Management are elected in such position for an indefinite period by the General Meeting of Shareholders. They may be suspended by the Supervisory Board and the General Meeting of Shareholders and dismissed by the latter.

The employment agreements of the members of the Board of Management, other than Mr Kleisterlee, are entered into for a definite period of five years, and may be extended upon agreement of both parties. Their employment agreements provide that if their employment is terminated, other than for a compelling reason, prior to the expiration of the term of their respective agreement, they will be entitled to receive a once only payment equal to twice their annual salary. If Philips does not renew the contract at the end of a term after having renewed the contract at least once, the employee is entitled to a payment of up to twice his annual salary. The employment agreements also provide provisions for the members of the Board of Management to receive bonus, pension rights, stock options and other benefits. The employment agreements are governed by Dutch law.

As Mr Kleisterlee's employment agreement with Philips is for an indefinite duration, any benefit payable to him on termination will be determined under Dutch law, in the same manner as other employees of Philips who are employed for an indefinite duration. Exhibit 4 contains the form of contract used for members of the Board of Management.

The Supervisory Board

The overall assignment of the Supervisory Board is (a) to supervise the policies and management and the general affairs of the Philips group of companies and (b) to assist the Board of Management and the Group Management Committee with advice on general policies related to the activities of the Company and the companies belonging to the Philips group. The Supervisory Board is, in the applicable two-tier structure of the Netherlands law, a separate body and independent from the Board of Management. This independence is also reflected in the requirement that the members of the Supervisory Board are neither a member of the Board of Management, nor an employee of the Company. The Supervisory Board, though remaining responsible, may assign certain tasks to one or more permanent and/or ad hoc committees formed from among its members. Three permanent committees assist the Supervisory Board: a Corporate Governance and Nomination & Selection Committee, an Audit Committee and a Remuneration Committee.

The resolutions to be taken by the Supervisory Board in connection with appointments to the Supervisory Board, the Board of Management and the Group Management Committee, and regarding corporate governance principles, are prepared by the Corporate Governance and Nomination & Selection Committee of the Supervisory Board. The Corporate Governance and Nomination & Selection Committee will consult with both or either of the President/CEO and the Board of Management from time to time with respect to changes that the Corporate Governance and Nomination & Selection Committee believes to be desirable to the size of the Supervisory Board, the Board of Management and the Group Management Committee. It also will consult with both or either of the President/CEO and the Board of Management on candidates to fill vacancies on the Supervisory Board, the Board of Management and the Group Management Committee. The Corporate Governance and Nomination & Selection Committee will also consult with the Meeting of Priority Shareholders on the list of candidates for appointment to the Supervisory Board or the Board of Management. The Corporate Governance and Nomination & Selection Committee will interview possible candidates. The Corporate Governance and Nomination & Selection Committee will review the corporate governance principles applicable to the Company at least once a year, and advises the Supervisory Board on any changes to these principles as it deems appropriate. The Corporate Governance and Nomination & Selection Committee meets at least twice a year.

The Remuneration Committee meets at least twice a year and is responsible for overseeing the administration of the Company's compensation programs for members of the Board of Management and the Group Management Committee, for reviewing the compensation of members of the Board of Management and the Group Management Committee and for preparing decisions of the Supervisory Board on proposals of the President/CEO on the remuneration of members of the Board of Management and the Group Management Committee. The Remuneration Committee, in consultation with the President/CEO and the Head of Management Conditions and Remuneration, prepares the Company's general compensation philosophy for members of the Board of Management and the Group Management Committee, and oversees the development and implementation of compensation programs for members of the Board of Management and the Group Management Committee. The Remuneration Committee reviews and proposes to the plenary Supervisory Board corporate goals and objectives relevant to the compensation of members of the Board of Management, including the President/CEO and the Group Management Committee. The Remuneration Committee further evaluates the performance of members of the Board of Management and the Group Management Committee in light of those goals and objectives, and makes recommendations to the plenary Supervisory Board on the compensation levels of the members of the Board of Management and the Group Management Committee based on this evaluation. In proposing to the Supervisory Board the long-term incentive component of the compensation of the members of the Board of Management and the Group Management Committee, the Remuneration Committee shall consider, among other factors, the Company's performance, the enhancement of the value of the Group and the remuneration package for board-level executives of other multinational companies operating in global markets.

The Audit Committee meets at least four times a year before the publication of the annual and quarterly results. The charter of the Audit Committee provides that each member will be financially literate (or will become so within a reasonable time after the appointment to the Audit Committee), and the chairman of the Audit Committee shall have accounting or related financial management expertise. No members of the Audit Committee may serve on the audit committees of more than two other public companies unless the Supervisory Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee. The Company's External Auditor will, unless decided otherwise, attend the meetings of the Audit Committee.

The Audit Committee may assist the Supervisory Board in fulfilling its oversight responsibilities for the integrity of the Company's financial statements, the financial reporting process, the system of internal business controls and risk management, the internal and external audit process, the internal and external auditor's qualifications, independence and performance as well as the Company's process for monitoring compliance with laws and regulations and the General Business Principles. The Audit Committee shall report its findings to the Supervisory Board. The Audit Committee shall review the Company's financial statements and the non-financial information to be provided in the annual and quarterly reports. With regard to internal audit, the Audit Committee reviews the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, staffing, independence and organizational structure of the internal audit function. With regard to the external audit and in preparation of final resolutions to be taken by the Supervisory Board, the Audit Committee will: review the External Auditors' proposed audit scope, approach and fees, including the coordination efforts with internal audit, formally evaluate the External Auditor's independence, document its position on this matter and addresses any changes to the Philips Policy on Auditor Independence as needed, assess the performance of the External Auditor against measurable criteria laid down in a formal service level agreement and advise the Supervisory Board every three years on the (re-) appointment of the External Auditor, approve non audit services provided by the External Auditor in conformity with the Philips Policy on Auditor Independence, approve changes on the Philips Policy on Auditor Independence and discuss with the External Auditor its year-end report and report on observations and recommendations related to internal controls and advise the Supervisory Board thereon.

The Audit Committee periodically discusses the Company's policy on business control, the General Business Principles including the deployment thereof, and the Company's major areas of risk. The Audit Committee will periodically review the effectiveness of the system for monitoring compliance with the General Business Principles.

Employees

The information set forth under the heading "Employment" on page 30 and "Employees" on page 64 of the 2002 Annual Report - Financial Statements and Analysis - is incorporated herein by reference.

                                                                  At the end of
                                               --------------------------------
employees by product sector                     2002         2001        2000
                                               -------     --------     -------
Lighting                                        46,870      47,922       47,124
Consumer Electronics                            20,080      31,525       38,726
DAP                                              8,766       9,527       10,111
Components                                      13,005      15,107       43,546
Semiconductors                                  31,185      32,740       35,304
Medical Systems                                 31,027      30,993       19,358
Miscellaneous                                   14,839      15,366       18,872
Unallocated                                      4,315       5,463        6,388
                                               -------     --------     -------
Total                                          170,087     188,643      219,429


                                                                  At the end of
                                               --------------------------------
employees by geographical area                   2002        2001         2000
                                               -------     --------     -------
Netherlands                                     29,260      30,982       35,262
Europe (excl. Netherlands)                      48,267      57,100       69,733
USA and Canada                                  34,196      36,411       33,173
Latin America                                   13,424      15,239       18,882
Africa                                             450         518          811
Asia                                            43,940      47,804       60,776
Australia and New Zealand                          550         589          792
                                               -------     --------     -------
Total                                          170,087     188,643      219,429


Stock options

During 2002, 22,209,081 stock options to purchase Common Shares of Koninklijke Philips Electronics N.V. were issued. In 2002 2,826,336 options were exercised and 4,098,220 initially allocated options were forfeited due to resignations or dismissals prior to vesting. In accordance with the terms and conditions of the performance - related stock options, granted in 2000, the Supervisory Board has decided to fix vesting at 75% of these performance - related stock options given Philips' performance vis-a-vis a defined group of peer companies during the period November 30, 1999 to November 30, 2002. As a consequence, 1,544,690 stock options in total are to be canceled during 2003. From January 1, 2003 to February 28, 2003, 46,236 stock options were newly issued, 2,244 stock options were exercised and 2,812,560 initially allocated options were forfeited.

As of February 28, 2003, the number of shares issuable upon exercise of stock options outstanding was 57,112,181 (December 31, 2002: 59,880,749 stock options).

For a discussion of the options and the employee debentures of Philips, see Note 23 "Long-term debt", Note 26 "Stockholders' equity" and Note 28 "Stock-based compensation" of "Notes to the Consolidated Financial Statements" on pages 85 through 94 of the 2002 Annual Report -Financial Statements and Analysis-, incorporated herein by reference.

For information specified in this Item for individually named directors and officers, see pages 95 through 99 of the 2002 Annual Report -Financial Statements and Analysis-, incorporated herein by reference.

The following table provides more detailed information about the stock options outstanding at February 28, 2003:

                                                     options outstanding                   options exercisable
                        ------------------------------------------------          -------------------------------
                             number        exercise     weighted average                   number        weighted
                        outstanding       price per            remaining              exercisable         average
                        at February           share     contractual life          at February 28,        exercise
                            28,2003                              (years)                     2003       price per
                                                                                                            share
                        -----------   -------------     ----------------          ---------------   -------------
fixed option plans:                    price in EUR                                                  price in EUR

1998                        184,000     11.57-21.02                 0.4                   184,000           16.88
1999                      2,821,800     15.76-23.01                 1.0                 2,821,800           16.12
2000                      3,250,825     42.03-53.75                 7.0                 1,992,000           43.49
2001                      5,093,284     24.35-37.60                 8.1                         -               -
2002                     10,179,301     17.19-34.78                 9.0                         -               -
2003                         38,844           15.29                10.0                         -               -


                                      price in US $                                                 price in US $

1998                      1,261,211     12.94-23.59                 5.1                 1,261,211           17.38
1999                      1,919,743     22.24-35.34                 6.2                 1,919,743           23.09
2000                      2,822,645     36.65-49.71                 7.2                   257,200           41.46
2001                      5,176,704     22.12-34.50                 8.2                   338,200           34.50
2002                     10,717,150     16.88-30.70                 9.1                         -               -
2003                          7,392           16.41                10.0                         -               -
                        -----------                                               ---------------
                         43,472,899                                                     8,774,154
                        ===========                                               ===============
variable plans:                        price in EUR                                                  price in EUR

2000                      2,427,700     42.03-53.75                 7.0                 1,489,000           43.49
2001                      4,702,934     24.35-37.60                 8.0                         -              -


                                      price in US $                                                 price in US $


1995 - 1997               1,148,760      7.50-14.20                 1.8                 1,148,760            7.81
2000                      2,091,484     36.65-49.71                 7.2                   167,400           41.46
2001                      3,268,404     22.12-34.50                 8.1                         -               -
                        -----------                                               ---------------
                         13,639,282                                                     2,805,160
                        ===========                                               ===============

Item 7. Major shareholders and related party transactions

Major shareholders

As of February 28, 2003, no person or group is known to the Company to be the owner of more than 5% of its Common Shares.

Related party transactions

For a description of related party transactions see pages 88 "Guarantees" and 90 "Related party transactions" of the 2002 Annual Report - Financial Statements and Analysis - , incorporated herein by reference. As of December 31, 2002 there were no personal loans or guarantees outstanding to members of the Board of Management, Group Management Committee or the Supervisory Board.

Item 8. Financial information

Consolidated statements and other financial information

See Item 18 "Financial Statements".


Dividend policy

Philips aims for a stable dividend distribution to shareholders in the long-term.

Legal proceedings

For a description of legal proceedings see page 89 of the 2002 Annual Report - Financial Statements and Analysis - "Litigation", which is incorporated herein by reference.

One pending proceeding involves claims by Volumetrics Medical Imaging, Inc. relating to the decision of a Philips Ultrasound business not to collaborate with or acquire Volumetrics, a decision that occurred after the announcement of Philips Medical Systems' acquisition of Agilent Technologies, Inc.'s Healthcare Solutions Group. On January 22, 2003, a jury in Raleigh, North Carolina delivered a verdict of approximately USD 152 million against a Philips subsidiary. The judgment is subject to review by the trial judge, which is expected no earlier than April 2003. The Philips subsidiary has moved to set aside the judgment and for a new trial; Volumetrics has moved to treble the non-punitive damages portion of the judgment. Philips believes that the facts of the case do not support the verdict.

While an ultimate unfavorable outcome could have a material effect on the Company's consolidated results of operations in the period of resolution, Management does not believe that an ultimate unfavorable outcome will have a material adverse effect on the Company's consolidated financial position.

Significant changes

Philips Electronics announced plans for the closure of its semiconductor wafer fabrication operation (fab) in San Antonio, Texas in the United States of America. The announcement follows Philips' stated intention to reduce semiconductor manufacturing capacity within the Philips wafer fab operations as part of the semiconductor division's previously announced restructuring. The closure will lower excess capacity and fixed costs to reduce the structural break-even level, and better adjust capacity in line with demand. The closure is expected to result in restructuring charges of approximately EUR 200 million, EUR 30 million of which will be taken in the first quarter of 2003, EUR 70 million of which will be taken in the second quarter of 2003 and EUR 100 million of which will be taken in the third quarter of 2003. Of the anticipated EUR 200 million charge, EUR 45 million are anticipated to be cash costs.

Item 9. The offer and listing

The Common Shares of the Company are listed on the stock market of Euronext Amsterdam, on five other European stock exchanges (Frankfurt, London, Brussels, Paris and Zurich) and on the New York Stock Exchange. The principal markets for the Common Shares are the Amsterdam and New York Stock Exchanges.

The following table shows the high and low sales prices of the Common Shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low sales prices on the New York Stock Exchange:

                                                    Euronext                 New York
                                             Amsterdam (EUR)     stock exchange (US$)
                                           -----------------     --------------------
                                            high        low         high         low
                                           -----       -----       -----        -----

1998                                       23.18        9.03       25.75        10.50
1999                                       33.75       14.14       34.13        16.38
2000                                       58.30       30.39       55.80        31.00

2001                    1st quarter        45.95       27.72       42.63        24.65
                        2nd quarter        39.11       26.95       34.10        23.35
                        3rd quarter        34.09       16.30       29.74        15.03
                        4th quarter        35.40       19.26       30.98        18.36

2002                    1st quarter        35.45       27.64       31.56        24.41
                        2nd quarter        36.20       24.40       33.00        24.74
                        3rd quarter        28.70       12.61       27.97        12.75
                        4th quarter        23.27       13.15       22.94        13.01


September 2002                             20.49       12.61       19.19        12.75
October 2002                               18.49       13.15       18.17        13.01
November 2002                              22.73       15.60       22.40        15.89
December 2002                              23.27       16.30       22.94        17.18
January 2003                               18.66       14.14       19.45        15.78
February 2003                              16.59       14.22       17.58        15.57


The Common Shares are held by shareholders worldwide in bearer and registered form. Outside the United States, shares are held primarily in bearer form. As of February 28, 2003, approximately 88% of the total number of outstanding Common Shares were held in bearer form. In the United States shares are held primarily in the form of registered Shares of New York Registry (Shares of New York Registry) for which Citibank, N.A., 111 Wall Street, New York, New York 10043 is the transfer agent and registrar. As of February 28, 2003, approximately 12% of the total number of outstanding Common Shares were represented by Shares of New York Registry issued in the name of approximately 1,530 holders of record.

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

For further information on Priority and Preference shares, a reference is made to page 90 and page 131 of the 2002 Annual Report - Financial Statements and Analysis, which is incorporated herein by reference. As of February 28, 2003, there were ten authorized and issued Priority shares, and 3,249,975,000 Preference shares authorized, of which none were issued.

Item 10. Additional information

Articles of association

For a general description of Philips' Articles of Association see the summary of these Articles of Association enclosed as Exhibit 10(c) hereto, which is incorporated herein by reference.

Material contracts

For a description of the material provisions of the employment agreements entered into by members of the Board of Management, refer to Item 6 - Directors and Senior Management - Board practices.

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

WITHHOLDING TAX

In general, a distribution to shareholders by a company resident in the Netherlands (such as the Company) is subject to a withholding tax imposed by the Netherlands at a rate of 25%. Distributions paid out of the Company's paid-in share premium recognized for Netherlands tax purposes are not subject to the above mentioned withholding tax. Distributions in capital stock paid out of the Company's retained earnings are subject to dividend withholding tax on the nominal value of the shares issued.

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

Item 11. Quantitative and qualitative disclosure about market risk

The information required by this Item is incorporated by reference herein on pages 30 through 32 and pages 100 through 104 of the 2002 Annual Report - Financial Statements and Analysis.

Item 12. Description of securities other than equity securities

Not applicable.


Item 13. Defaults, dividend arrearages and delinquencies

None.


Item 14. Material modifications to the rights of security holders and use of proceeds

None.


Item 15. Controls and procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934) within 90 days of the filing date of this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation.

Item 16. Reserved

Item 17. Financial statements

Philips is furnishing the Financial Statements pursuant to the instructions of
Item 18 of Form 20-F.

Item 18. Financial statements

The following portions of the Company's 2002 Annual Report -Financial Statements and Analysis- as set forth on pages 41 through 109 are incorporated herein by reference and constitute the Company's response to this Item:

"Auditors' Report"
"Consolidated statements of income of the Philips Group"
"Consolidated balance sheets of the Philips Group"
"Consolidated statements of cash flows of the Philips Group"
"Consolidated statements of changes in stockholders' equity of the Philips
Group"
"Accounting policies"
"Notes to the consolidated financial statements of the Philips Group"

Schedules:
Schedules are omitted as they are either not required or the required information is included in the consolidated financial statements.

Philips owns greater than 20% but less than 50% of Atos Origin and accounts for its Atos Origin holdings by the equity method of accounting. Under SEC Rule 3-09 under Regulation S-X, Philips may be required to include or incorporate by reference Atos Origin's 2002 consolidated financial statements in this Annual Report.

Therefore, Philips expects, if required, to file by amendment to this Annual Report any required financial statements with respect to Atos Origin.
Philips expects to file the amendment, if required, on or before June 30, 2003.

Item 19. Exhibits

INDEX OF EXHIBITS

Exhibit 1 English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 2-20193).

Exhibit 2(b)(1) The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4 Form of employment contract (incorporated by reference to Exhibit 4 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 8         List of Significant Subsidiaries.

Exhibit 10(a)     Consent of the independent auditors.

Exhibit 10(b) The 2002 Annual Report to Shareholders of the Company, consisting of the Management Report and Financial Statements and Analysis, which is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.

Exhibit 10(c)     Summary of Articles of Association.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                                  (Registrant)
/s/ G.J. Kleisterlee                                          /s/ J.H.M. Hommen
G.J. Kleisterlee                                                  J.H.M. Hommen
(President, Chairman                                             (Vice-Chairman
of the Board of Management and                                  of the Board of
the Group Management Committee)                             Management, and the
                                                     Group Management Committee
                                                   and Chief Financial Officer)











Date: March 14, 2003

                                  CERTIFICATION

I, G.J. Kleisterlee, certify that:


1. I have reviewed this annual report on Form 20-F of Koninklijke Philips Electronics N.V., a company incorporated under the laws of the Netherlands;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date: March 14, 2003
                                  /s/ G.J. Kleisterlee
                                  --------------------------------------
                                  G.J. Kleisterlee
                                  President, Chairman of the Board of Management and the Group Management Committee

                                  CERTIFICATION

I, J.H.M. Hommen, certify that:


1. I have reviewed this annual report on Form 20-F of Koninklijke Philips Electronics N.V., a company incorporated under the laws of the Netherlands;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

                                        /s/ J.H.M. Hommen
                                        ------------------------
                                        J.H.M. Hommen
                                        Vice-Chairman of the Board of Management
                                        and the Group Management Committee
                                        and Chief Financial Officer