Form 20-F/A
period 2002-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2003-06-30
CIK 313216

As filed with the Securities and Exchange Commission on June 30, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F/A

(Amendment No. 1)

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 2-20193

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of Registrant as specified in charter)

ROYAL PHILIPS ELECTRONICS
(Translation of Registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares — par value Euro (EUR) 0.20 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Common Shares — par value Euro (EUR) 0.20 per share

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

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

Yes	☒	No	☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☒

Explanatory Note
Item 18. Financial statements
Item 19. Exhibits
SIGNATURES
EXHIBIT 10a
EXHIBIT 10d
EXHIBIT 10e

Explanatory Note

     As stated in Item 18 of Philips’ Annual Report on Form 20-F for the year ended December 31, 2002, this amendment is being filed to provide separate consolidated financial statements of Atos Origin S.A. (“Atos Origin”) for the fiscal year ended December 31, 2002, as required by Rule 3-09 of Regulation S-X. This amendment amends “Item 18 Financial Statements”, and “Item 19 Exhibits”. The Atos Origin financial statements were prepared in accordance with accounting principles generally accepted in France. The Atos Origin financial statements were not audited in accordance with generally accepted auditing standards in the United States. The audit report relating to the Atos Origin financial statements, which states that an audit of the Atos Origin financial statements was conducted in accordance with professional standards applicable in France, is available, along with the Atos Origin financial statements, on the website of Atos Origin at www.atosorigin.com.

     In addition, Philips is including certain currently dated certifications and an updated consent of its independent auditors, KPMG Accountants N.V. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F filed on March 14, 2003 or reflect any events that have occurred after the Form 20-F was filed.

Item 18. Financial statements

The following portions of the Company’s 2002 Annual Report — Financial Statements and Analysis, as set forth on pages 41 through 109, are incorporated herein by reference.

“Auditors’ Report”
“Consolidated statements of income of the Philips Group”
“Consolidated balance sheets of the Philips Group”
“Consolidated statements of cash flows of the Philips Group”
“Consolidated statements of changes in stockholders’ equity of the Philips Group”
“Accounting policies”
“Notes to the consolidated financial statements of the Philips Group”

Separate consolidated financial statements for Atos Origin, included as Exhibit 10 (d) hereto, are hereby incorporated by reference. A discussion of the principal differences in the accounting principles used in preparing financial statements in France from generally accepted accounting principles in the United States, included as Exhibit 10 (e) hereto, is hereby incorporated by reference.

Schedules:
Schedules are omitted as they are either not required or the required information is included in the consolidated financial statements.

Item 19. Exhibits

Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 2-20193).

Exhibit 2 (b)(1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Form of employment contract (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 8	List of Significant Subsidiaries.*

Exhibit 10 (a)	Consent of KPMG Accountants N.V.

Exhibit 10 (b)	The 2002 Annual Report to Shareholders of the Company, consisting of the Management Report and Financial Statements and Analysis, which is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F. *

Exhibit 10 (c)	Summary of Articles of Association. *

Exhibit 10 (d)	Financial Statements of Atos Origin S.A.

Exhibit 10 (e)	Principal differences between French GAAP and US GAAP.

*	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Registrant)

/s/ G.J. Kleisterlee	/s/ J.H.M. Hommen

G.J. Kleisterlee (President, Chairman of the Board of Management and the Group Management Committee)	J.H.M. Hommen (Vice-Chairman of the Board of Management, and the Group Management Committee and Chief Financial Officer)

Date: June 30, 2003

CERTIFICATION

I, G.J. Kleisterlee, certify that:

1.	I have reviewed this annual report on Form 20-F of Koninklijke Philips Electronics N.V., a company incorporated under the laws of the Netherlands;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003
/s/ G.J. Kleisterlee

G.J. Kleisterlee President, Chairman of the Board of Management and the Group Management Committee

CERTIFICATION

I, J.H.M. Hommen, certify that:

1.	I have reviewed this annual report on Form 20-F of Koninklijke Philips Electronics N.V., a company incorporated under the laws of the Netherlands;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003
/s/ J.H.M. Hommen

J.H.M. Hommen Vice-Chairman of the Board of Management and the Group Management Committee and Chief Financial Officer