Form 20-F/A
period 2002-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2003-11-12
CIK 313216

As filed with the Securities and Exchange Commission on November 12, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F/A

(Amendment No. 2)

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-05146-01

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of Registrant as specified in charter)

ROYAL PHILIPS ELECTRONICS
(Translation of Registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Common Shares — par value Euro (EUR) 0.20 per share	Name of each exchange on which registered New York Stock Exchange

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

SIGNATURES
Exhibit 12(a)
Exhibit 13(a)
Exhibit 14(d)
Exhibit 14(e)
Exhibit 14(f)
Exhibit 14(g)

Explanatory Note

     The purpose of this amendment is to file the audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton relating to separate audited consolidated financial statements of Atos Origin S.A. (“Atos Origin”) as of and for the fiscal year ended December 31, 2002 . The consolidated financial statements of Atos Origin were previously filed without the related audit report by the registrant with the Securities and Exchange Commission on June 30, 2003 on Form 20-F/A. This amendment also includes the separate consolidated financial statements of Atos Origin as of and for the fiscal periods ended December 31, 2001 and 2000, which are not required to be audited under Rule 3-09 of Regulation S-X. As a result, the separate consolidated financial statements of Atos Origin as of and for the fiscal periods ended December 31, 2001 and 2000 included herein were not audited in accordance with generally accepted auditing standards in the United States, and are not covered by the audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton. This amendment amends “Item 18 Financial Statements”, and “Item 19 Exhibits”. In addition, Philips is including certain certifications of the chief executive officer and the chief financial officer.

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
“Notes to the consolidated financial statements of the Philips Group”

Separate consolidated financial statements for Atos Origin included as Exhibit 14 (d) hereto, and the audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton with respect to the consolidated financial statements for Atos Origin as of and for the year ended December 31, 2002, included as Exhibit 14 (f) hereto, are hereby incorporated by reference. A discussion of the principal differences in the accounting principles used in preparing financial statements in France from generally accepted accounting principles in the United States, included as Exhibit 14 (e) hereto, is hereby incorporated by reference.

Schedules:
Schedules are omitted as they are either not required or the required information is included in the consolidated financial statements.

Item 19. Exhibits

Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 2-20193)

Exhibit 2 (b)(1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Form of employment contract (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000)

Exhibit 8	List of Significant Subsidiaries.*

Exhibit 12 (a)	Rule 13a-14(a) certifications.

Exhibit 13 (a)	Rule 13a-14(b) certifications.

Exhibit 14 (a)	Consent of KPMG Accountants N.V.*

Exhibit 14 (b)	The 2002 Annual Report to Shareholders of the Company, consisting of the Management Report and Financial Statements and Analysis, which is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.*

Exhibit 14 (c)	Summary of Articles of Association.*

Exhibit 14 (d)	Consolidated Financial Statements of Atos Origin S.A.**

Exhibit 14 (e)	Principal differences between French GAAP and US GAAP.

Exhibit 14 (f)	Audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton.

Exhibit 14 (g)	Consents of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton.

*	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.
**	The Atos Origin consolidated financial statements as of and for the fiscal periods ended December 31, 2001 and 2000 were not audited in accordance with generally accepted auditing standards in the United States, and are not covered by the audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Registrant)

/s/ G.J. Kleisterlee G.J. Kleisterlee (President, Chairman of the Board of Management and the Group Management Committee)	/s/ J.H.M. Hommen J.H.M. Hommen (Vice-Chairman of the Board of Management, and the Group Management Committee and Chief Financial Officer)

Date:  November 12, 2003