Form 20-F
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2004-02-23
CIK 313216

As filed with the Securities and Exchange Commission on February 23, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-05146-01

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of Registrant as specified in charter)
ROYAL PHILIPS ELECTRONICS
(Translation of Registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive office)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares — par value	New York Stock Exchange
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

Class			Outstanding at December 31, 2003
Koninklijke Philips Electronics N.V.
Priority Shares par value	EUR	500 per share	10 shares
Common Shares par value	EUR	0.20 per share	1,280,686,130 shares

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

Item 17   ☐     Item 18   ☒

In this report amounts are expressed in euros (“euros” or “EUR”) or in US dollars (“dollars”, “US $” or “$”).

Forward-looking statements

Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings), in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management objectives, market trends, market standing, product volumes and business risks, the statements in Item 8 “Financial information” relating to legal proceedings, the statements in Item 5 “Operating and financial review and prospects” with regard to Management’s current expectations for the short term under the heading “Outlook” and with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates and statements in Item 11 “Quantitative and qualitative disclosures about market risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular, changes in the euro/US dollar exchange rate can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes. See also Item 3 “Key information — Risk factors”.

Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, in combination with management estimates. Rankings are based on, and references to “leading” and other measures of market performance refer to, sales unless otherwise indicated.

Introduction

Specific portions of Philips’ Annual Report 2003 to Shareholders are incorporated by reference in this report on Form 20-F to the extent noted herein. Philips’ Annual Report for 2003 comprises two separate booklets entitled “Management Report” and “Financial Statements and Analysis”. Portions of Philips’ Annual Report 2003 incorporated by reference in this report on Form 20-F are attached hereto as part of Exhibit 14(b).

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent GAAP measure and should be used in conjunction with the most directly comparable US GAAP measure(s). Unless otherwise indicated in this document, a discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) is contained in the ‘Group Performance’ section of Operating and Financial Review and Prospects’ in the 2003 Annual Report — Financial Statements and Analysis.

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

	Selected financial data for the years ended December 31,

	1999	2000	2001	2002	2003	2003(a)
in millions, except per share data and ratio data	EUR	EUR	EUR	EUR	EUR	US $

Income statement data:
Sales	31,459	37,862	32,339	31,820	29,037	36,557
Income (loss) from operations	1,553	4,258	(1,395)	420	488	614
Financial income and expenses-net	(107)	1,993	(915)	(2,227)	(244)	(307)
Income (loss) from continuing operations and before cumulative effect of a change in accounting principles	1,595	9,577	(2,475)	(3,206)	709	893
Cumulative effect of a change in accounting principles, net of tax	—	85	—	—	(14)	(18)
Net income (loss)	1,590	9,662	(2,475)	(3,206)	695	875
Weighted average number of common shares outstanding (in thousands)	1,378,041	1,312,859	1,278,077	1,274,950	1,277,174	1,277,174
Basic earnings per Common Share: (b)
Income (loss) from operations	1.13	3.24	(1.09)	0.33	0.38	0.48
Income (loss) from continuing operations and before cumulative effect of a change in accounting principles	1.16	7.30	(1.94)	(2.51)	0.55	0.69
Net income (loss)	1.15	7.36	(1.94)	(2.51)	0.54	0.68
Weighted average number of common shares outstanding on a diluted basis (in thousands)	1,389,226	1,326,538	1,286,544	1,279,002	1,281,227	1,281,227
Diluted earnings per Common Share: (b) (c)
Income (loss) from continuing operations and before cumulative effect of a change in accounting principles	1.15	7.22	(1.94)	(2.51)	0.55	0.69
Net income (loss)	1.15	7.28	(1.94)	(2.51)	0.54	0.68
Balance sheet data:
Total assets	31,673	39,524	39,202	32,289	29,000	36,510
Short-term debt	577	1,743	1,271	617	1,684	2,120
Long-term debt	2,737	2,284	6,595	6,492	4,192	5,278
Short-term provisions (d)	1,056	969	1,443	1,276	949	1,195
Long-term provisions (d)	2,000	2,588	2,297	1,970	1,976	2,488
Minority interests	333	469	202	179	175	220
Stockholders’ equity	16,708	22,707	19,160	13,919	12,763	16,068
Capital stock	339	263	263	263	263	331
Cash flow data:
Net cash provided by operating activities	1,913	2,996	1,248	2,228	1,992	2,508
Net cash (used for) provided by investing activities	(3,834)	(2,404)	(4,564)	(248)	742	934
Cash flow before financing activities	(1,921)	592	(3,316)	1,980	2,734	3,442
Net cash (used for) provided by financing activities	(2,606)	(2,038)	3,159	(897)	(1,355)	(1,706)
Cash provided by (used for) continuing operations	(4,527)	(1,446)	(157)	1,083	1,379	1,736

	1999	2000	2001	2002	2003

Key Ratios:
Income (loss) from operations:
as a % of sales	4.9	11.2	(4.3)	1.3	1.7
Turnover rate of net operating capital	3.20	3.12	2.15	2.43	2.99
Inventories as a % of sales	13.6	13.9	13.3	11.1	11.0
Outstanding trade receivables (in months’ sales)	1.4	1.5	1.5	1.3	1.4
Income (loss) from continuing operations:
as a % of stockholders’ equity (ROE)	10.9	48.5	(11.9)	(19.2)	5.4
Ratio net debt : group equity	5:95	11:89	26:74	27:73	18:82

Definitions:

Turnover rate of net operating capital	:	sales divided by average net operating capital (calculated on the quarterly balance sheet positions)

Net operating capital	:	intangible assets, property, plant and equipment, non-current receivables and current assets excluding cash and cash equivalents, securities and deferred tax positions, after deduction of provisions and other liabilities Philips believes that an understanding of the Philips group’s financial condition is enhanced by the disclosure of net operating capital, as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips group. A quantitative reconciliation of net operating capital is provided below.

Net operating capital:	1999	2000	2001	2002	2003

Intangible assets	1,563	3,290	5,521	4,934	3,765
Property, plant and equipment	7,332	9,041	7,718	6,137	4,879
Remaining assets*	12,600	13,885	12,544	10,466	9,456
Provisions**	(2,787)	(3,082)	(3,240)	(3,162)	(2,768)
Other liabilities***	(8,262)	(8,764)	(8,234)	(7,836)	(7,261)

	10,446	14,370	14,309	10,539	8,071

*	Remaining assets includes all other current and non-current assets on the balance sheet, besides intangible assets and property, plant and equipment and excludes deferred tax assets, cash and cash equivalents and securities

**	Excluding deferred tax liabilities

***	Other liabilities includes other current and non-current liabilities on the balance sheet, besides short-term and long-term debt

ROE	:	income from continuing operations as a % of average stockholders’ equity

Net debt	:	long-term and short-term debt net of cash and cash equivalents

Group equity	:	stockholders’ equity and minority interests

Net debt: group equity ratio	:	the ratio of net debt over group equity plus net debt

(a)	For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2003 (US $ 1 = EUR 0.7943).

(b)	Previously reported figures restated for 4-for-1 stock split in 2000.

(c)	See Note 8 “Earnings per share” on page 87 of the 2003 Annual Report — Financial Statements and Analysis incorporated herein by reference for a discussion of net income (loss) per common share on a diluted basis.

(d)	Includes provision for pensions, severance payments, restructurings and taxes among other items; see Note 19 “Provisions” on pages 93 and 94 of the 2003 Annual Report — Financial Statements and Analysis incorporated herein by reference.

Cash dividends and distributions paid per Common Share

The following table sets forth in euros the gross dividends and cash distributions paid on the Common Shares in the financial years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of Shares of New York Registry:

	1999	2000	2001	2002	2003

• In EUR	0.25	0.30	0.36	0.36	0.36
• In US$	0.27	0.29	0.32	0.32	0.39

The cash dividend in respect of 2003, subject to approval by the General Meeting of Shareholders on March 25, 2004, will result in a total payment in the year 2004 of EUR 461 million (EUR 0.36 per Common Share).

The dollar equivalent of this cash distribution to be paid to shareholders in the year 2004 will be calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company, being March 31, 2004. The dollar equivalents of the prior year profit distributions paid to shareholders have been calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company.

Exchange rates US $ : EUR

The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

calendar period	EUR per US $ 1

	period end	average(1)	high	low

1999	0.9930	0.9455	0.9984	0.8466
2000	1.0652	1.0881	1.2092	0.9676
2001	1.1235	1.1234	1.1947	1.0488
2002	0.9537	1.0573	1.1636	0.9537
2003	0.7938	0.8782	0.9652	0.7938
2004 (through February 13)	0.7843	0.7937	0.8072	0.7780

(1)	The average of the Noon Buying Rates on the last day of each month during the period.

	highest	lowest
	rate	rate

August 2003	0.9199	0.8780
September 2003	0.9221	0.8584
October 2003	0.8624	0.8451
November 2003	0.8759	0.8337
December 2003	0.8364	0.7938
January 2004	0.8072	0.7780
February 2004 (through Febr. 13)	0.8048	0.7803

Philips publishes its financial statements in euros while a substantial portion of its assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.

Unless otherwise stated, for the convenience of the reader the translations of euros into dollars appearing in this report have been made based on the closing rate on December 31, 2003 (US $ 1 = EUR 0.7943). This rate is not materially different from the Noon Buying Rate on such date (US $ 1 = EUR 0.7938).

The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips’ financial statements for the periods specified.

	EUR per US $ 1

	period end	average(a)	high	low

1999	0.9914	0.9392	0.9987	0.8460
2000	1.0740	1.0858	1.2089	0.9675
2001	1.1326	1.1215	1.1632	1.0828
2002	0.9543	1.0579	1.1497	0.9543
2003	0.7943	0.8854	0.9543	0.7943

(a)	The average rates are the accumulated average rates based on daily quotations.

Risk factors

The information on risk factors required by this Item is incorporated by reference herein from pages 39 through 41 and pages 117 through 122 of the 2003 Annual Report – Financial Statements and Analysis.

It describes some of the risks that could affect Philips’ businesses. The factors and the cautionary statements contained in the section entitled “Forward-looking statements” on page 3 should be considered in connection with any forward-looking statements contained in Philips’ Annual Report on Form 20-F . Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects” or similar expressions. From time to time, Philips may also provide oral or written forward-looking statements in other materials Philips releases to the public. The cautionary statements contained in “Forward-looking statements” are deemed to apply to these statements.

The risks described are not the only ones that Philips faces. Some risks are not yet known to Philips and some that Philips does not currently believe to be material could later turn out to be material. All of these risks could materially affect Philips’ business, its revenues, operating income, net income, net assets and liquidity and capital resources.

Item 4.   Information on the Company

The structure of the Philips group

The following information is important for understanding the structure of the Philips group (“Philips” or the “Group”).

Koninklijke Philips Electronics N.V. (the “Company” or “Royal Philips Electronics”) is the parent company of Philips. Its shares are listed on the stock markets of Euronext Amsterdam, the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris. It is envisaged that the listings on the Frankfurt Stock Exchange and Euronext Paris will be terminated in the first half of 2004. The Company was incorporated as a limited partnership with the name Philips & Co under the laws of the Netherlands on May 15, 1891. This limited partnership was converted to the limited liability company N.V. Philips’ Gloeilampenfabrieken on September 11, 1912. On May 6, 1994, the name was changed to Philips Electronics N.V., and on April 1, 1998 the name was changed to Koninklijke Philips Electronics N.V. The management of the Company is entrusted to the Board of Management under the supervision of the Supervisory Board. The Group Management Committee, consisting of the members of the Board of Management, chairmen of product divisions and certain key officers, is the highest consultative body within Philips and its principle purposes are to ensure that business issues are considered and practices are implemented across Philips and to define and implement common policies. Members of the Board of Management and the Supervisory Board are appointed by the Annual General Meeting of Shareholders on the recommendation of the Supervisory Board and the Meeting of Priority Shareholders. See Item 7: “Major Shareholders and Related Party Transactions”. The other members of the Group Management Committee are appointed by the Supervisory Board. Since 1998, the Board of Management is located in Amsterdam, the Netherlands.

The activities of the Philips group are organized in 6 operating product divisions, each of which is responsible for the management of its business worldwide, being Lighting, Consumer Electronics, Domestic Appliances and Personal Care, Semiconductors, Medical Systems and Miscellaneous.

Philips delivers products, systems and services in the fields of lighting, consumer electronics, domestic appliances and personal care, components, semiconductors and medical systems. At the end of 2003, Philips had approximately 135 production sites in 35 countries and sales and service outlets in approximately 150 countries, and employed about 164,000 people and recorded sales of EUR 29 billion in 2003.

Over the past year, Philips has made considerable progress in its program of “Transforming into One Philips (TOP)”. The TOP program was an initiative intended to create a more transparent, cost-effective organization based on knowledge-sharing, team-working, infra structural standardizations and to build a more cohesive company. The program started in January 2002 and was completed by December 2003. It consisted of more than 600 sub-projects in the functional areas of Information Technology (IT), Human Resource Management (HRM), Finance and Purchasing. One of the major initiatives in this area had been the establishment of various Shared Service Centers, regionally and/or globally, for the functions IT, HRM, Finance and non-product-related purchasing.

The TOP program is projected to save costs and was part of the EUR 1 billion savings drive. The cost savings drive has delivered its savings at the end of 2003.

Royal Philips Electronics has its corporate seat in Eindhoven, the Netherlands and is registered under number 17001910 at the Commercial Register of the Chamber of Commerce and Industry in Eindhoven, the Netherlands. The executive offices of the Company are located at the Breitner Center, Amstelplein 2, 1096 BC Amsterdam, the Netherlands, telephone 31 (0)20 59 77 777.

Business Overview

Philips is focusing on the strengthening of its existing core activities, including the use of selected acquisitions and the disposal of activities that are under-performing or not essential from a strategic viewpoint. Furthermore, Philips engages from time to time in cooperative activities with other companies, such as the joint venture between Philips’ Liquid Crystal Displays and LG Electronics of Korea in 1999, the merger of Origin with Atos in 2000, the merger of the maturing cathode-ray tube (CRT) activities with those of LG Electronics of Korea in 2001 and the acquisition of InterTrust Technologies Corporation with Sony Corporation of America in 2003.

Consumer Electronics (CE) is changing rapidly and is increasing its focus on digital, high growth products. In 2001, manufacturing of mobile handsets was transferred to a partnership with China Electronics Corporation (CEC), while the manufacturing of VCR’s was outsourced to Funai Electric of Japan. CE’s portfolio of businesses was streamlined further in 2001 by the divestment of Broadcast and part of Marantz. In addition, other divestments were realized in 2002, including Fax. The most important divestment was made in November 2002, when Philips sold most of Philips Contract Manufacturing Services (PCMS) to Jabil Circuit Inc., a global leader in Electronic Manufacturing Services (EMS). This agreement is part of the strategy to focus on selected activities to support the long-term goals of Consumer Electronics as it continuously seeks to minimize the assets allocated to it through optimized supply chain management, an Original Design Manufacturing (ODM) business philosophy and outsourcing. Under the agreement with Jabil, Jabil provides design and engineering services, new product introduction, prototype and test services, procurement, PCB assembly, and final assembly and integration.

In the Medical Systems division, the multi-billion dollar acquisition program has substantially strengthened the division: its acquisitions in 2001 of Agilent Healthcare Solutions and Marconi’s Medical Systems business enabled it to achieve a leading position in worldwide medical imaging and monitoring equipment sales. In 2002 the Marconi Healthcare Products Group (HCP), which was part of the Marconi acquisition in 2001, was divested as was anticipated at the time of the acquisition.

In February 2004, Philips announced the signing of a Memorandum of Understanding to set up a manufacturing and R&D joint venture for medical systems with Neusoft Group Ltd. of China (“Neusoft”). The joint venture, to be called Philips-Neusoft Medical Systems Co. Ltd., will focus on developing and manufacturing medical imaging systems for the Chinese and international markets. The joint venture will be headquartered in Shenyang, China, with Philips holding 51% of the share capital and having 4 of the 7 seats on the board of management, with Neusoft appointing the chairman of the board.

The Lighting division has a leading position in the global Lighting market. Philips believes that new growth will be stimulated by end-user-driven innovation, emerging technologies such as solid-state lighting, Light Emitting Diodes (LEDs), marketing excellence, delivery reliability and people.

The Domestic Appliances and Personal Care division offers consumers propositions that meet their needs in the area of home management and personal wellness. The division aims to achieve and consolidate leadership in its target markets through its important brands (Philishave and Sonicare worldwide, Norelco in the USA). In 2002, Philips concluded the sale of Payer Elektroprodukte, an Austria-based leading original manufacturer (OEM) of electric foil shavers.

The Philips Semiconductors division ranks among the world’s top ten semiconductor manufacturers. As a leading provider of silicon solutions, they focus on ‘Connected Consumer’ applications and serve the consumer, communications, automotive and computing markets. From the beginning of 2003, the division also includes the business Mobile Display Systems, that had been part of the dissolved Components division.

In 2003, the Speech Processing Telephony and Voice Control business, included in the Miscellaneous sector, was sold. In 2002, various businesses belonging to the Miscellaneous sector were divested, because they no longer fit in the strategic portfolio of the Philips group. The most significant were: X-ray Analytical, Philips Broadband Networks, and Philips’ business unit Communication, Security and Imaging.

As of the end of 2002, the Components division was dissolved, and the remaining activities were moved to other divisions. Philips’ telecom speaker activity was combined with Mobile Display Systems and moved to Philips Semiconductors, offering customers a single source for complete and integrated solutions for the telecom and PDA markets. Certain digital displays and wireless connectivity activities, including the Pronto remote controls group, were moved to the Consumer Electronics division. A stand-alone new business initiative group was formed in the Miscellaneous sector in order to give more focus and attention to new high-growth display opportunities, including Liquid Crystal on Silicon (LCoS) technology. The business group Optical Storage was placed in the Miscellaneous sector.

In 2001, Philips and LG Electronics of Korea (LGE) completed a definitive agreement through which the two companies merged their respective cathode ray tube (CRT) businesses from our former Components division into a new joint venture company. LGE and Philips share equal control of the joint venture, named LG.Philips Displays. The aim of the joint venture is to ensure the lowest possible cost base in the maturing CRT market and to achieve significant synergies. The joint venture went through a significant restructuring program intended to reduce its operational costs. Refer to pages 16 and 83 of the 2003 Annual Report — Financial Statements and Analysis, incorporated herein by reference.

This follows the substantial investments in digital-age display technologies made by Philips through the establishment of a manufacturing joint venture between Philips and LGE (LG.Philips LCD) in 1999, that is a leading supplier of Active Matrix Liquid Crystal Displays (AMLCDs).

Due to anticipated capital requirements, LG.Philips LCD is exploring capital raising options for 2004, including the possibility of making an initial public offering of its shares.

Philips encounters strong and able competition worldwide in virtually all of Philips’ business activities. Competitors range from some of the world’s largest companies offering a full range of products to small firms specializing in certain segments of the market. In many instances, the competitive climate is characterized by rapidly changing technology that requires continuing research and development commitments and substantial capital investments to meet customer requirements. Also, the competitive landscape is changing as a result of increased alliances between competitors.

Product sectors and principal products

For a description of the changes in the businesses comprising the segments, and data related to aggregate sales, segment revenues, income from operations and capital expenditures, see Note 35 “Information relating to product sectors and main countries” on pages 123 through 127 of the 2003 Annual Report — Financial Statements and Analysis, incorporated herein by reference. For a discussion of revenues and income from operations of the product sectors, see Item 5 “Operating and financial review and prospects”. For a discussion of principal cooperative business activities and participating interests, see also “Cooperative business activities and Unconsolidated Companies” on pages 36 and 37 of the 2003 Annual Report — Management Report, incorporated by reference herein. For a discussion of the cash flow from investing activities, including capital expenditures, see also pages 19 and 20 of the 2003 Annual Report — Financial Statements and Analysis, incorporated herein by reference.

Capital expenditures consist of investments for replacement and no new major projects are expected in the near future. The capital expenditures in progress are mainly driven by the Semiconductors division (where the large part was for on-going enhancements of existing facilities, while around one fourth was on new technologies and new products), followed by Miscellaneous (Research, Optical Storage and the construction of the High Tech Campus in Eindhoven), Lighting (on process enhancements and around one third on capacity improvements), Medical Systems (investment in product enhancements and tools) and Consumer Electronics (investments in new generation of technologies, products and tools). Capital expenditures in progress is generally expected to be financed through internally generated cash flows. For a description of the geographic spread of capital expenditures, reference is made to page 127 of the Annual Report 2003 — Financial Statements and Analysis, which is incorporated herein by reference. For a description of principle acquisitions and divestitures of the Company since the beginning of the last three financial years, reference is made to pages 66 to 71 of the 2003 Annual Report — Financial Statements and Analysis incorporated herein by reference.

For a general description of the industry terms used in this document, see Exhibit 14(c), which is incorporated herein by reference.

Lighting

Philips has been engaged in the lighting business since 1891 and is a leader in the world market for lighting products (in terms of turnover, profitability and product range) with recognized expertise in the development and manufacture of lighting products. A wide variety of applications is served by a full range of incandescent and halogen lamps, compact and normal fluorescent lamps, automotive lamps, high-intensity gas-discharge and special lamps, LED (light-emitting diode)-based lighting, QL induction lamps, fixtures, ballasts and lighting electronics. Lighting products are manufactured in some 70 manufacturing facilities worldwide. Philips’ worldwide presence in the lighting market has given it an important international position in lighting projects, both in design and full-scale project business. These activities require sophisticated expertise which helps Philips to maintain its leading position (in terms of sales and product range) in the professional lighting market.

Philips Lighting worldwide consists of four integrally responsible ongoing businesses: Lamps, Luminaires, Automotive & Special Lighting and Lighting Electronics. After Philips sold its interest in the joint venture Philips Matsushita Battery Corporation in 2001, the battery marketing and sales activities of Philips were transferred from Lighting to Consumer Electronics.

Within Lamps, the largest business, the main growth areas are the thin 16 mm T5 fluorescent lamps, halogen lamps and high-intensity discharge lamps — especially Mastercolor CDM. The latter solves the color variation problems inherent in conventional metal-halide lamps, while offering much longer economic life and thus considerably lower maintenance costs. Organized on a regional basis, the Lamps business operates its sales and marketing activities through the following three channels: Professional, OEM and Consumer.

The Luminaires business is active in the regions EMEA (Europe, Middle East and Africa), Latin America and Asia Pacific and is organised into a Trade business (commodity products) and a Projects business (special products). Recent successful products include the Europa 2 compact fluorescent down lighter for shops, office corridors and under-canopy lighting; the New Metronomis range, which helps make urban areas more beautiful as well as safer at night and offers lighting designers, architects and urban planners a complete tool box for lighting urban spaces; and LEDline, a new concept to enhance the texture of building facades with colored LEDs.

In Automotive, growth is driven by innovations enhancing comfort and safety on the road. Because of their superior performance and energy efficiency Xenon HID bulbs have become accepted as the premium car lamp, offering the benefits of twice as much light on the road and daylight color of the light, helping to shorten driver reaction time and combat driver fatigue. Philips’ HiPerVision car lamps represent a response to the trend that drivers expect cars to have ever-higher levels of quality, reliability and design. HiPerVision lamps are engineered to last the lifetime of the car, use less energy, are recyclable and small, and offer greater design freedom. Automotive is organised in two businesses: OEM and After-market.

In Special Lighting — which contains applications such as digital data projection (where Philips Lighting has a leading position with the Ultra High Performance or UHP lamp), stage/theatre/entertainment, infrared for industrial use, and ultraviolet for both solaria and air/water disinfection — the focus continues on exploiting growth opportunities in new application areas. Special Lighting is an OEM business.

In Lighting Electronics, the business opportunities generated by energy savings, miniaturization, increased power and flexibility, and cost effectiveness led to the creation of a new global business unit, Special Lighting Electronics, focusing on electronics for, among other things, UHP lamps, LEDs and automotive applications. Through the acquisition in 2001 of the fluorescent lighting ballast operation of Lumisistemas (Mexico) and the lighting ballast activities of Helfont (Brazil), our leading position in these fields has been continued. In the year 2000, a stake was acquired in Metrolight, an Israeli company with a leading position in HID (High Intensity Discharge) ballasts. The launch of the eKyoto ballast in Europe provided an attractive, economical alternative to electromagnetic ballasts, offering substantial energy savings and lesser environmental impact. Lighting Electronics is predominantly an OEM business.

In 1999 Philips Lighting and Agilent Technologies (formerly part of Hewlett-Packard) significantly expanded their joint venture, Lumileds Lighting B.V., a company specializing in the development, manufacture and marketing of LED-based lighting products. LEDs offer enormous potential for existing and new applications requiring dynamics in light level and color. Their small size, long life, instant response, increasingly more vibrant light output, durability and semiconductor-based nature set them apart from other lamp technologies. Lumileds is focusing on the segment of high-power LEDs with its Luxeon product family in the colors red, green, blue and white. On the basis of these products, Philips has successfully introduced the LEDline (see above) and the LED String for signage and decoration, expanding its presence in this rapidly emerging area.

Philips Lighting sales to third parties on a geographic basis (in millions of euros):

	2001	2002	2003

Europe and Africa	2,236	2,128	2,065
North America	1,332	1,242	1,098
Latin America	478	411	328
Asia Pacific	1,037	1,064	1,031

	5,083	4,845	4,522

The division employs approximately 44,000 people.

Philips Lighting’s businesses are seasonal to the extent that there is more demand for the businesses’ products in the darker months of the year.

In 2002, Philips Lighting entered into a long-term partnership to be the exclusive supplier of branded lighting products to Home Depot, the US company that is the world’s leading home-improvement retailer. Philips Lighting and Home Depot remain the leading manufacturer and retailer, respectively, in the ‘home center’ category, the fastest-growing segment in lighting in the US.

Philips Lighting’s ambition is to achieve profitable growth in developing markets, in key accounts with leading global customers, in innovative new application segments and in existing markets. End-user-driven innovation, marketing excellence, delivery reliability and people are the key drivers for the business as it moves forward. It will also focus on pursuing a policy of strict control of costs and assets. Growth is expected to be achieved by enhancing the position in the value chain towards professional customers and end-users, and expanding in the fast-growing economies, especially China.

Consumer Electronics

Philips Consumer Electronics (CE) is a global leader in Connected Displays, Home Entertainment Hubs and Networks and Mobile Infotainment. The product range includes wide screen and flat TV’s, monitors, optical disc products including DVD recorders and Super Audio CD, set-top boxes and web-enabled products, audio products such as portable audio players and mini and micro audio systems, PC peripherals such as PC monitors and DVD+RW data drives, and personal communication products including cellular phones and DECT phones.

After the dissolution of the Components division, some activities were transferred to Philips CE.

The CE wireless connectivity module activities of the former Components division were transferred to the joint venture with Accton Technology Corporation of Taiwan, in which Philips holds a 48% share. The joint venture provides innovative wireless connectivity (802.11) products for design-in (OEM) to, for example, the consumer electronics, PC and mobile phone industries. The joint venture addresses the increasing market requirements for advanced, easy-to-use and cost-effective wireless connectivity solutions based on state-of-the-art technology in Wi-Fi (802.11), BluetoothTM and other industry standards.

In 2002, Philips and Dell entered into a global strategic alliance. The five year agreement calls for Philips to supply cathode-ray tube and flat panel monitors, storage devices, connectivity solutions and other components to Dell for use in computer systems. Dell is marketing and selling a comprehensive range of Philips-brand computer peripherals, along with related products. The companies are collaborating on technology planning, marketing and optical storage standards to more rapidly serve the needs of world-wide customers.

In 2003 Philips CE introduced the Connected Planet vision: a world in which consumers can access entertainment, information and services — at any location and at any time, without wires.

Wirelessly connected, internet enabled products underpinning this vision are already available today. Philips’ Streamium range of products (e.g. a TV, a Home Entertainment system, a micro hi-fi system, wireless multimedia links), gives the user direct access to Internet content at a touch of a button on the remote control, and enables the consumer to access and stream content from its PC (music, video, digital photos) wirelessly. These products combine the storage and accessibility of the PC and the Internet with the excellent performance — in terms of both sound and picture quality — of our audio and display products as well as the convenience of the enjoyment of the content in the home.

Philips CE sales to third parties on a geographic basis (in millions of euros):

	2001	2002	2003

Europe and Africa	5,354	5,275	4,957
North America	2,568	2,390	2,131
Latin America	814	648	514
Asia Pacific	1,897	1,542	1,586

	10,633	9,855	9,188

The division employs approximately 19,000 people.

The CE business experiences seasonality with higher sales in the fourth quarter resulting from the Christmas business.

Philips CE mainly purchases components from its suppliers in the regions where assembly centers are located. The required raw materials to produce the components are directly acquired by the respective suppliers. Exceptions to this are the plastic resins where Philips is in charge of global sourcing and negotiation. (Plastic converters being in charge of supply call off under the Philips contracts only.)

In general, commodity pricing and availability are subject to the general market cycles mostly linked to the macro economy.

The basis of CE’s commercial approach is to work with retailers, distributors and integrators operating locally and across a region wishing to grow with Philips whilst respecting Philips’ brand values and commercial principles. For Philips’ corporate Business to Business, or B2B, and OEM customers, the approach is more global.

Retail trade (including PC retailers) and CE wholesalers form the typical inroads to consumers (Business to Consumer or B2C). Due to the nature of the CE business, Philips is required to operate by making use of a broad span of distribution routes, e.g. mass merchants such as hypermarkets and discount outlets as well as specialist chains, PC retailers, department stores and mail-order companies. B2B channels are characterized by sales to PC/IT distributors, corporate or incentive sales, sales to system houses/integrators, telecommunications operators and broadcasters (where applicable).

Philips’ significant portfolio of intellectual property allows a strategy of entering into cross licenses with other major companies with similarly large intellectual property portfolios.

Philips CE buys the great majority of the needed components from third parties. In order not to rely on one supplier only, it is normal practice for Philips to have a second source of components for the majority of cases. In addition, this practice enables the acquisition of components at competitive market prices. In a limited number of cases there is dependence on single source of components due to a unique differentiating technology for product performance and/or cost. In such cases, Philips generally decides to enter into a partnership agreement in addition to supply agreements. In a number of cases, these partnerships are made with other Philips activities (e.g. Philips Semiconductors and Philips Optical Storage) and joint ventures (like LG.Philips LCD and LG.Philips Displays).

Philips CE has been repositioned for future growth, having migrated from analog to digital, from manufacturing to marketing, and from a broad to a more focused portfolio. CE aims to focus on its Connected Planet vision, achieve partnerships with leading retailers, enter into alliances and introduce new sales channels. These measures aim to make the organization more market-oriented and less complex and are expected to result in a one-third reduction (versus 2002) in the organizational cost base by the end of 2005. CE is further reducing its asset base by outsourcing and shifting its manufacturing to lower-cost countries.

Domestic Appliances and Personal Care

In 1939 Philips introduced its first shaver, the Philishave model. The management of Philips decided in 1950 to start a new division around Philishave and called it Small Household Appliances, based in Eindhoven. Through own developments and acquisition, the business expanded rapidly. In 1972 the activities were split in Domestic Appliances and Personal Care (DAP) and Major Appliances. In 1988, the latter activity was sold. In the nineties several expansions into new markets globally were realised, in the USA, in China and in Europe.

Philips DAP is engaged in the developing, manufacturing and marketing of innovative appliances in the field of shaving and beauty, oral health care, food and beverage appliances and home environment care (garment and floor care). Philips DAP holds leading positions (in electric shavers for men globally, in coffee makers, including the Senseo, in Europe and in rechargeable electric toothbrushes in the USA) through its portfolio of important brands in the field of personal care (Philishave worldwide, Norelco and Sonicare in the USA and Walita in Brazil) and an important Philips brand position (number one brand in irons) in the domestic appliance sectors, especially in Europe, Latin America and Asia Pacific.

Philips has a leading position in electrical dry and wet male shaving and grooming products. In its beauty portfolio, Philips has a range of products which are used for female depilation, haircare and tanning solaria. At the end of October 2002, Philips concluded the sale of Payer Elektroprodukte to Hui Holding Sdn. Bhd. of Malaysia.

In Oral Healthcare, Philips holds a leading position in the USA in terms of market value. The Sonicare toothbrushes are also marketed to key countries such as Japan, South-Korea, Germany and the United Kingdom.

Furthermore, Philips DAP provides food and beverage appliances, such as mixers, blenders, food processors and toasters. In 2001, the Senseo coffee maker, the breakthrough concept for the traditional coffee segment which was developed in partnership with Sara Lee/DE, has been introduced in the market. This product has been a success (creating additional value in the field of coffee makers) in the Netherlands, France, Germany and Belgium. During the year 2003 it was also launched in Denmark.

In home environment care, Philips manufactures and markets vacuum cleaners and irons.

Domestic appliances and personal care products are sold under the Philips brand and other brand names. Philips has long been successful in the US under the brand name Norelco and will continue to use this brand name for the male shaving, grooming and female depilation products.

Philips DAP sales to third parties on a geographic basis (in millions of euros):

	2001	2002	2003

Europe and Africa	1,139	1,221	1,201
North America	556	576	524
Latin America	133	97	87
Asia Pacific	396	379	319

	2,224	2,273	2,131

The division employs over 8,000 employees worldwide.

The Philips DAP business is seasonal with very strong sales in the fourth quarter resulting from Christmas and year-end holidays.

Philips DAP mainly purchase components and materials from its suppliers in the regions where manufacturing centers are located being Europe, North America, Latin America and Asia Pacific, but some key components (e.g. chargers, adaptors, DC Motors) are sourced globally. The required raw materials to produce the components are directly acquired by the respective suppliers. Exceptions to this are the plastic resins where Philips is in charge of global sourcing and negotiation.

Philips DAP buys the great majority of the components needed for the manufacture of its products from third parties. In order to reduce the risks and exposure in this area, Philips’ normal practice is to have at least two sources for components for the majority of cases. In addition, this practice enables the acquisition of components at competitive market prices. In a limited number of cases there is dependence on single source of components due to a unique differentiating technology for product performance and/or cost. In such cases, Philips generally decides to enter into a partnership agreement in addition to supply agreements.

The basis of DAP’s commercial approach is to work with retailers and distributors operating locally and across a region wishing to grow with Philips whilst respecting Philips’s brand values and commercial principles. Retail trade and wholesalers form the typical route of its products to the consumer end-users. Due to the nature of the DAP business, Philips DAP believes it must operate across a broad span of distribution routes, e.g. mass merchants such as hypermarkets and discount outlets as well as specialist chains, department stores and mail-order companies.

Philips DAP relies on a number of key patents across all its businesses to protect its technological innovation and defends its differentiated market position using them.

Over the past few years, Philips DAP entered into partnership agreements with major companies (like Sara Lee/DE for the Senseo coffee maker and Unilever for Perfective ironing system) to create and market consumer value propositions.

Philips DAP strives to win consumers by offering them exciting products, which meet the consumer’s need for home management and personal wellness, thus achieving and consolidating leadership in its target markets through its brands. At the same time, the division is constantly pursuing breakthrough concepts to accelerate growth and further improving its operational performance, e.g. through asset management and diversity reduction.

Semiconductors

Philips Semiconductors has a track record that spans fifty years, making Philips one of the long-term players in the industry. Philips Semiconductors provides innovative silicon solutions for ‘Connected Consumer’ applications in the consumer electronics, mobile, communications, automotive and computing markets. The Company’s vision to enable access to information, entertainment and services and in doing so provides solutions that are designed to grow and evolve as its customers adapt their businesses to take advantage of and respond to fast-evolving, converging digital technologies.

One of Philips Semiconductors’ most innovative solutions is Nexperia, a ‘system-on-chip’ platform designed to address the challenge of digital convergence.

Nexperia is a platform of programmable integrated circuits (ICs) for multimedia applications that offer the ‘next experience’ in streaming media. Nexperia product families provide the flexibility needed for easy application differentiation and future-proof system solutions. Highly integrated, Nexperia products enable rapid application development and short time-to-market, allowing manufacturers to stay up to date with end-user demands in the highly competitive consumer and communications markets. Each Nexperia product family is targeted at a specific range of applications.

Nexperia falls into two categories. The first, Nexperia Mobile, has been very successful. A number of leading handset manufacturers have already adopted Nexperia, such as Bird, China’s leading handset manufacturer, which shipped some 10 million mobile phones in 2003. The second is Nexperia Home, which is being adopted by leading consumer electronics manufacturers in areas such as TV and DVD recorders. Besides Philips, these include a large number of global players in the DVD recorder industry.

Nexperia Home solutions are increasingly found in living room consumer electronics such as DVD recorders, LCD TVs and Digital TVs. At the end of 2003, seven out of ten DVD+RW video recorders sold worldwide were based on Nexperia technology. In audio, Philips continues to enhance consumers’ listening experiences. One out of every three TVs in the world uses Philips Semiconductors audio amplifiers, and one out of every four ‘home theater in a box’ systems uses Class-D amplifiers.

Philips Semiconductors has been successful in developing and implementing industry standard technologies, not least in the area of wireless communications. Philips Semiconductors has products that are 802.11b/a/g compliant as well as compliant with other wireless standards such as Bluetooth, NFC (Near-Field Communication) and RFID (Radio Frequency Identification). In the area of RFID, the number of Philips chips in the market is rapidly approaching the one billion mark, covering smart card, smart label and car access and immobilizer applications. Philips’ MIFARE technology is the leading technology for contactless and dual-interface smart card applications, such as major electronic ticketing projects for public transport in London, Beijing, Seoul and Moscow. In the field of smart labels, RFID is gaining momentum as the successor to product barcodes and is the driver for improved efficiencies in supply chain management. Leading global customers have implemented Philips’ RFID technology for a variety of applications ranging from inventory tracking to quality management. Philips Semiconductors is also driving telecommunications standards, particularly in relation to its T3G joint venture with Datang and Samsung (the Chinese 3G TD-SCDMA standard).

In the automotive sector Philips Semiconductors has gained market share over the last 10 years. One out of three cars sold worldwide incorporates Philips car radio chipsets. One out of every five cars produced worldwide in 2003 had four ABS sensors from Philips. And one out of two cars produced in 2003 in Europe included Philips RF Access & Immobilization. In addition, Philips is active in various automotive consortia: the company is, for example, a core member of the Flexray consortium that is developing a de-facto standard for x-by-wire systems, which are designed to make vehicle performance more reliable and therefore safer.

Philips is in the forefront of new technologies for semiconductors. With its partners Motorola and ST Microelectronics, the 300 mm wafer fab in Crolles, France, started production of leading-edge 120 nm 12” wafers for a number of new products in 2003. The 90 nm development is proceeding very well, and it is expected to commence pilot production by the end of 2003. In January 2003 a world first — functional memory cells in 65 nm technology — was demonstrated. These new technologies are expected to lead to lower-power, higher-speed and smaller-area semiconductors, which are needed for the next generation of mobile phones, PDAs and other portable devices.

As of January 1, 2003 some activities were transferred to Semiconductors from the dissolved Components division. The telecom speaker activity was combined with Mobile Display Systems (MDS) and moved to Philips Semiconductors, offering customers a single source for complete and integrated solutions for the telecom and Personal Digital Assistant (PDA) sectors. The MDS systems are mainly assembled in two manufacturing facilities in China, and are also assembled at a factory in Japan. The telecom speakers activity is developed and produced in Europe (Austria) and China to serve local customers.

During 2003 two wafer fabrication facilities in the US (in Albuquerque, New Mexico and San Antonio, Texas) were closed and sold. In December 2003, Philips Semiconductors announced that it will establish a joint venture in 2004 with a Chinese company, JSMC in Jilin, China for the manufacture of bipolar power discrete devices.

Semiconductors has already significant investments in the following existing wafer fabrication joint ventures: approximately 48% in SSMC-Singapore, approximately 19% in TSMC-Taiwan and approximately 37% in ASMC-China. The shareholding in TSMC was reduced in November 2003 by selling 100 million American Depository Shares (ADS), each representing five common shares of TSMC, yielding net proceeds of EUR 908 million. Furthermore, EUR 357 million was received from the redemption of preference shares by TSMC.

The division currently has 20 manufacturing facilities throughout the world, located in Europe, the United States and Asia.

Philips Semiconductors sales to third parties on a geographic basis (in millions of euros):

	2001	2002	2003

Europe and Africa	1,770	1,400	1,478
North America	1,178	795	576
Latin America	117	103	110
Asia Pacific	2,029	2,734	2,824

	5,094	5,032	4,988

The division has approximately 33,000 employees.

Philips Semiconductors operates in an international market that has shown enormous volatility, with annual growth rates varying between + and - 30% (table below: source WSTS). In addition to the volatility, there have been tremendous structural changes caused by the increasingly global reach of major companies, mergers and acquisitions, and a move to outsource manufacturing of a wide range of electronic equipment. As a result of this, many of our major customers now operate on a global basis.

	1999	2000	2001	2002	2003 (Estimate)

Total Available Market (Billion USD)	149	204	139	141	166
Growth %	19%	37%	(32%)	1%	18%

The revenue levels are also impacted by seasonal influences. In the past, Semiconductors’ sales have experienced fourth quarter growth as a result of Christmas sales.

Philips Semiconductors has the opportunity to source its main commodities from multiple vendors. Due to the bearish circumstances in the semiconductors industry in the last 3 years, a consolidation and downsizing has taken place in the semiconductors supply market. In a growing market where demand is increasing and is expected to further increase, securing supply at competitive prices and conditions is a big challenge. Overall, Semiconductors expects a better price environment and improve its terms and conditions of supply.

Philips Semiconductors’ products and solutions are supplied to the large electronic equipment companies whilst its standard products are sold via a number of global distributors. The division delivers to more than 50 countries.

While there were a number of broader economic challenges throughout 2003, such as the Iraqi conflict, SARS and a weak US Dollar, signs of recovery were seen in the semiconductor industry. Forecasts for the semiconductors market vary widely due to often unpredictable swings in demand. It is in this context of uncertainty that Philips Semiconductors is adopting a capital-efficient manufacturing strategy in order to be more flexible and effective throughout future industry cycles. Philips Semiconductors has rationalized its own wafer capacity, by entering into joint partnerships and agreements with external foundries providing the option to outsource a larger percentage of future capacity needs.

Philips Semiconductors is not active in the memory, microprocessors (MPU) and optoelectronics part of the semiconductor industry. Therefore the relative position of competitors like STMictroelectronics, Texas Instruments, Motorola Semiconductors, Fairchild Semiconductors, LSI Logic and Infineon is superior to Philips in these markets. In the preliminary ranking of Gartner Dataquest, Philips Semiconductors is ranked on the 10th position.

Medical Systems

Philips Medical Systems is a global leader in sales and technology in medical imaging and patient monitoring systems. The product range includes best-in-class technologies in x-ray, ultrasound, magnetic resonance, computed tomography, nuclear medicine, positron emission tomography, radiation therapy planning, patient monitoring, resuscitation products and healthcare information management, as well as a comprehensive range of customer support services.

Driven by a market that increasingly demands full range suppliers able to provide total healthcare solutions, Philips Medical Systems has implemented a focused program of acquisitions, representing investments in excess of USD 5 billion:

•	ATL Ultrasound, acquired in 1998, is one of the global market leaders in ultrasound and in all-digital ultrasound systems;

•	MedQuist (majority participation), acquired in 2000, holds an important position in outsourced medical record transcription services in the US;

•	ADAC, acquired in 2000, is a global market leader in nuclear medicine, positron emission tomography, and radiation therapy planning;

•	Agilent Technologies’ Healthcare Solutions Group, acquired in 2001, is a global market leader, as measured in sales, in cardiac ultrasound systems as well as cardiography, resuscitation and patient monitoring solutions.

•	Marconi Medical Systems, acquired in 2001, is a global participant in medical imaging systems. The acquisition also included Marconi Healthcare Products (HCP), a distributor of radiology imaging supplies, which business was sold in 2002 since it did not fit in the strategic portfolio.

In 2003, Philips Medical Systems took a new step toward integrated solutions by joining in an alliance with Epic Systems Corporation, the company with the best-in-class healthcare IT portfolio of enterprise solutions (as ranked by KLAS). This agreement combines Epic’s strengths in enterprise-wide healthcare information systems with Philips’ strengths in medical imaging and monitoring IT solutions to integrate patient information enterprise-wide.

At the end of 2003 the division announced a 15-year, USD 50 million strategic alliance with The Cleveland Clinic Foundation (CCF), one of the world’s leading healthcare institutions (as ranked by U.S. News & World Report). The strategic alliance provides for Philips Medical Systems to be a preferred supplier of medical products and technologies, to utilize CCF’s clinical expertise to carry out research & development in radiology and cardiology, and to have CCF serve as a global reference site for Philips’ advanced technology.

Philips Medical Systems also advanced pre-clinical and clinical technologies with the establishment of several research collaborations in molecular imaging. By combining new molecular agents with advanced imaging tools, molecular imaging is creating a paradigm shift in healthcare by providing insight into specific molecular pathways in the body. Instead of conventional treatment of diseases after they have become established, molecular imaging may lead to detection, diagnosis and treatment at the earliest stages of disease development with potentially far-reaching influence on patient outcomes and cost.

These developments have moved Philips Medical Systems beyond the conventional role of a supplier of medical equipment.

The completion of the process to integrate the market- and technology-leading companies acquired in recent years and establish an important market presence and an effective organization has resulted in a significant increase in the reach of the Philips brand to important target audiences. These audiences now include a broader range of cardiology sub-specialities (echo-cardiography and electro-cardiography), radiology sub-specialties (ultrasound and nuclear medicine), as well as critical care practitioners, emergency medicine specialists and healthcare consumers of home defibrillation devices and telemedicine services.

The focus in 2003 was on driving operational improvement and maximizing synergies and cost reductions. Philips is engaged in complex and far reaching systems integration activities as a result of the acquisitions that may require additional resources and time before fully implemented.

This also includes an accelerated program of product innovations that has reinforced the division’s technology leadership in imaging, patient monitoring and Medical IT. Those cross-business initiatives lead to the implementation of consistent user-interface concepts across imaging modalities, resulting in increased physician effectiveness by providing the same ‘look and feel’, adapting to their preferences and moving with them to different locations.

Philips Medical Systems sales to third parties on a geographic basis (in millions of euros):

	2001	2002	2003

Europe and Africa	1,318	1,796	1,772
North America	2,925	4,159	3,235
Latin America	79	170	141
Asia Pacific	512	719	842

	4,834	6,844	5,990

Philips Medical Systems employs around 30,000 people, including MedQuist personnel.

Philips Medical Systems’ products and services are primarily sold to healthcare providers in the world, increasingly composed of large enterprise institutes (hospital chains and group purchasing organizations). Most imaging systems and clinical information solutions are sold directly to the end-user where installation of the system and personnel training are an integral part of the deal. The marketing and sales channels used are mainly direct sales and service as well as specialized dealers and distributors in certain geographical areas.

In most countries in the world, the company’s processes, products and services need to be consistent with specific demands of ministries of health and regulatory authorities (e.g. FDA in USA, TüV in Germany). All Philips Medical Systems’ operations are compliant with these regulatory requirements.

Growth and profitability are driven by continuous clinical innovations and breakthroughs in combination with collaborative customer relationships. The success of clinical innovation, however, is partly dependent on governments that strongly influence the attractiveness and adoption of certain procedures with their reimbursement schemes. In addition, through efficiency measures and increased use of remote diagnostics there are continued opportunities to improve the operating result in the customer services area. In 2003, a Memorandum of Understanding was signed with Société Générale Group for a strategic alliance for certain countries in Europe, with possibility of extending to others, for offering of customer financing solutions, following the establishment in 2002 of the Philips Medical Capital joint venture in the US with De Lage Landen International. The JV with Société Général is expected to become operational in the first half of 2004. The financing JV in NA is developing and growing in line with our plans.

Philips has set an EBITA-target for its Medical Systems division only. Philips believes, that the use of EBITA and EBITA margin provides useful information to investors in benchmarking Medical Systems performance against its competitors. EBITA, a non-GAAP financial measure, is a presentation of earnings before interest, taxes and amortization. EBITA margin is defined as EBITA divided by sales.

Medical Systems’ strategy is aimed at maintaining its leadership in multiple imaging modalities and in cardiology and critical care, while growing market share continuously in healthcare IT. The division seeks to achieve this strategy by an innovation program that focuses on clinical excellence and product rejuvenation.

Large-scale research projects are being supported in order to enhance the understanding of disease on a cellular level. This is expected to lead to new products that will create a new dynamic in the market over the next several years. In addition, we invest in personal healthcare to support people in managing their own health.

Miscellaneous

This segment comprises various activities and businesses not belonging to a product sector. It consists of four main groups of activities: Corporate Technology (such as Philips Research, Intellectual Property and Standards, Philips Centre for Industrial Technology and Philips Design), Corporate Investments (such as Assembléon and Philips Enabling Technologies Group), Shared Service Centers and Other activities (such as Optical Storage and Navigation Technology (NavTech)). It also comprises various (remaining) activities from businesses that have been sold, discontinued or phased out in earlier years, including from the Consumer Electronics and Components sectors. NavTech was consolidated for the first time in 2001 and included in the Miscellaneous sector. Until its deconsolidation in May 2001, FEI Company, was included in the consolidated figures of the Miscellaneous sector. Also included is the unconsolidated company Atos Origin.

The division employs approximately 27,000 people.

Corporate Technology

For the various activities and businesses of Philips Research, Intellectual Property and Standards and Philips Centre for Industrial Technology, see the separate section “Research and Development, Patents and Licenses. Philips Design is dedicated to creating and adding real value by providing distinctive, innovative and cost-effective solutions through its proprietary High Design process. High Design is based upon in-depth research into people’s behavior, their relationship with technology, socio-cultural dynamics and evolving lifestyles. The know-how gained is then fed into the innovation process, fostering cross-company synergies and opening up new business opportunities. Philips Design has some 450 professionals from over 30 countries located to 12 studios around the world.

Corporate Investments

Philips Enabling Technologies Group manufactures customer-specific machinery, tools and precision components for high-quality professional equipment. Assembléon is a manufacturer of SMT “production on demand” assembly equipment and support software.

Shared Service Centers

The Company created three new shared service centers: Accounting & Reporting services, People Services and IT Services, in addition to the existing centers for Global Real Estate and Non-Product-Related Purchasing.

Other activities

Following the dissolution of the Components division, the Optical Storage business was transferred to the Miscellaneous sector as of January 1, 2003. For Optical Storage, a comprehensive restructuring program has been carried out successfully and has brought the activity back to profitability. The concentration of the data activities in Taiwan and the collaboration with BenQ has enhanced Philips’ focus on DVD+RW development.

The turnaround in Data has been successfully accelerated by focusing on the more profitable, high-growth segment of DVD+RW drives. By strengthening its position in DVD+RW applications and new or emerging standards, Philips intends to remain a leading player in the OEM and aftermarket optical storage industry with a solid basis for sustained profitability.

The automotive and customer businesses of Philips Optical Storage are profitable and developing according to plan. The consumer line is a leader in the audio/video market and supplies drives for applications including DVD Recorders (based on the DVD+RW standard) and games consoles (Microsoft’s Xbox). The Automotive line is a leader in its industry and growing significantly, mainly due to the switch from tapes to CDs and DVDs for navigation and video applications.

Navigation Technologies Corporation (NavTech) is a leading provider of digital map information and related software and services used in a wide range of navigation, mapping and geographic-related applications, including products and services that provide maps, driving directions, turn-by-turn route guidance, fleet management and tracking and geographic information systems. These products and services are provided to end-users by our customers on various platforms, including: self-contained hardware and software systems installed in vehicles; personal computing devices, such as personal digital assistants and cell phones; server-based systems, including internet and wireless services; and paper media.

Components

Until year-end 2002 Philips Components was a major provider of integral digital electronic solutions in the areas of displays, optical storage and connectivity. With a global customer base covering the computing, consumer electronics, telecommunications and automotive industries, it produced: modules for optical storage in CD and DVD formats; mobile display systems for use in cellular phones and other handheld devices; wireless connectivity modules; speaker systems, tuners, remote control systems, multimedia projectors and digital display systems (LCD TV, etc.). In 2002, the former Philips Components division employed some 13,000 persons.

As part of the ongoing portfolio management program for the Philips group to strengthen the focus on digital technologies, downscale the involvement in more mature analog businesses and reduce complexity, as of January 1, 2003, the Components division was dissolved. Reference is made to Note 35 “Information relating to product sectors and main countries” on pages 123 through 127 of the 2003 Annual Report — Financial Statements and Analysis, which in incorporated herein by reference.

Unallocated

Unallocated comprises the costs of the corporate center, including the Company’s global brand management and sustainability programs, country and regional overhead costs, as well as post-retirement benefit costs relating to inactive employees which are not attributable to the product divisions.

Research and Development, Patents and Licenses

Philips’ total research and development activities are allocated between Philips Research, which focuses on research projects relevant to the entire Group, and the product divisions. Approximately 18,300 employees in total are engaged in advanced development, product development and in the development of production methods and equipment.

In recent years, Philips has placed greater emphasis on research projects that are relevant to the entire Group, and which are conducted by Philips Research, while the main responsibility for the development of products and production methods in Philips currently lies with the product divisions, which have at their disposal development laboratories and implementation departments in more than 25 countries throughout the world.

Expenditures for research and development activities amounted to EUR 2,617 million, representing 9.0% of Group sales in 2003, EUR 3,043 million or 9.6% of Group sales in 2002 and EUR 3,312 million or 10.2% of Group sales in 2001.

Founded in 1914, Philips Research is one of the world’s major private research organizations, with main laboratories in the Netherlands, the United Kingdom, Germany, the United States and China, together employing some 2,400 people. Continuous efforts to sustain the strong performance in the field of research and development activities are critical for Philips to preserve and strengthen the Company’s competitiveness in its various markets. Through substantial investments in Research & Development, Philips has created a large knowledge base. Each year, new technological breakthroughs are added to Philips’ long list of research successes. To provide a direct response to the needs of the market, Philips has in recent years adopted a more product-oriented approach to research and development, with expenditures directed at projects with more apparent short-term commercial prospects.

Philips plays a leading role in shaping the world of digital electronics by bringing meaningful technological innovations to people. Many of these innovations have their roots in the laboratories of Philips Research. Generating new technologies for the various Philips businesses is the main focus of Philips Research. Scientists at Philips Research draw upon a deep and broad technology foundation and seek to break down the barriers between technology and application domains in order to achieve the synergies that will lead to new product concepts and new business.

At Philips Research, scientists from a wide range of disciplines and backgrounds work together, thus enabling the Philips businesses to reap the benefits of diversity, cross-fertilization of ideas and synergy. Almost half of all new employees at Philips Research in the Netherlands are recruited from abroad.

Philips’ Centre for Industrial Technology (CFT) is a center of competence supporting the product divisions and a number of external high-tech companies in all aspects of production, particularly in the areas of mechatronics, electronics, process technology, assembly and industrial support, employing over 1,000 people.

Intellectual Property & Standards (IP&S), formed on January 1, 2002 through the merger of Corporate Intellectual Property and System Standards & Licensing, is responsible for managing Philips’ intellectual property on a group-wide basis. The activities of IP&S include the creation of all intellectual property rights, including patents, trademarks, designs, domain names and copyrights, as well as the commercialization of these rights. In addition, IP&S plays a leading role in establishing standards in specific technical fields, such as optical storage, in cooperation with Philips Research and third parties. IP&S also exploits Philips’ technologies through the transfer of know-how and licensing of the associated intellectual property rights to third parties.

As a result of increased patent filings over the last three years, the total patent portfolio in 2003 surpassed the level of 100,000 patent rights worldwide. The aim is to extract maximum value from this portfolio through a structured process of identification and verification of valuable patents.

None of our business segments is dependent on a single patent or license or a group of related patents or licenses.

Organizational structure

The information concerning Philips’ significant subsidiaries in Exhibit 8 to this Annual Report on Form 20-F is incorporated herein by reference.

Property, plant and equipment

Philips owns and leases manufacturing facilities, research facilities, warehouses and office facilities in numerous countries over the world.

Philips has over 135 production sites in 35 countries. Philips believes that its plants are well maintained and, in conjunction with its capital expenditures for new property, plant and equipment, are generally adequate to meet its needs for the foreseeable future. For net book value of its property, plant and equipment and developments therein, reference is made to Note 15 “Property, plant and equipment” on page 90 of the 2003 Annual Report — Financial Statements and Analysis, which is incorporated herein by reference. The geographic allocation of assets employed as shown in Note 35 “Information relating to product sectors and main countries” on pages 123 through 127 of the 2003 Annual Report — Financial Statements and Analysis, incorporated herein by reference, is generally indicative of the location of manufacturing facilities. The headquarters in Amsterdam are leased. The information as shown in Note 26 “Commitments and contingencies” on pages 102 and 103 of the 2003 Annual Report — Financial Statements and Analysis, partly related to the rental of buildings, is incorporated herein by reference.
For environmental issues affecting the Company’s properties, reference is made to Legal proceedings in Item 8 “Financial information”, which is incorporated herein by reference.

Item 5. Operating and financial review and prospects

The information on pages 5 through 44 of the 2003 Annual Report — Financial Statements and Analysis (“Operating and Financial Review and Prospects”) is incorporated herein by reference.

Operating results

The information on pages 5 through 17 and pages 22 through 30 of the 2003 Annual Report — Financial Statements and Analysis (“Operating and Financial Review and Prospects”), and Note 34 “Financial instruments and risks” on page 117 through 122 of the 2003 Annual Report — Financial Statements and Analysis is incorporated herein by reference.

Liquidity and capital resources

The information on pages 31 through 35, pages 100 through 104 and pages 118 through 122 of the 2003 Annual Report — Financial Statements and Analysis is incorporated herein by reference.

Critical accounting policies

For a description of critical accounting policies, reference is made to pages 36 through 38 of the 2003 Annual Report — Financial Statements and Analysis (“Operating and Financial Review and Prospects”), and such information is incorporated herein by reference.

A complete description of Philips’ accounting policies appears on pages 53 through 62 of the 2003 Annual Report — Financial Statements and Analysis (“Accounting Policies”), and is incorporated herein by reference.

As from 2002, Philips presents its financial statements on a basis consistent with generally accepted accounting principles in the United States (“US GAAP”). Previous years have been restated accordingly.

Full financial statements of the Company’s statutory accounts, in conformity with Dutch law and adopted by the shareholders meeting and subsequently filed, will continue to be prepared on a basis consistent with generally accepted accounting principles in the Netherlands (“Dutch GAAP”) and remain available for investors. A reconciliation of material differences between the two is provided in the notes to the annual financial statements.

New Accounting Pronouncements

For a description of new accounting policies, reference is made to pages 63 through 65 of the 2003 Annual Report — Financial Statements and Analysis, incorporated herein by reference.

Off-balance sheet arrangements

The information on pages 33 through 35 and pages 102 through 104 of the 2003 Annual Report — Financial Statements and Analysis is incorporated herein by reference.

Contractual obligations and commercial commitments

The information on pages 33 through 35, pages 102 through 104 and pages 118 through 122 of the 2003 Annual Report — Financial Statements and Analysis is incorporated herein by reference.

Trading activities that include non-exchange traded contracts accounted for at fair value

Philips does not engage in trading activities in non-exchange traded contracts.

Research and Development

For information required by this Item, reference is made to the separate section “Research and Development, Patents and Licenses” as part of the business description under Item 4; and pages 28, 58 and 73 of the 2003 Annual Report — Financial Statements and Analysis, which are incorporated herein by reference.

Outlook

The information required by the Item “Trend Information” is included in the section entitled “Outlook” on page 44 of the 2003 Annual Report — Financial Statements and Analysis, which is incorporated herein by reference.

Item 6. Directors, senior management and employees

The information on page 71, pages 94 through 99 and pages 113 through 117 of the 2003 Annual Report — Financial Statements and Analysis, and pages 61 through 74 of the Annual Report 2003 — Management Report is incorporated herein by reference.

Directors and senior management

The information required by the Item “Directors and Senior Management” is included on pages 61 through 64 of the 2003 Annual Report — Management Report, which is incorporated herein by reference. The Company’s policy forbids personal loans to and guarantees on behalf of members of the Board of Management, the Supervisory Board or the Group Management Committee and no loans and guarantees have been granted and issued, respectively, to such members in 2003, nor are any loans or guarantees outstanding as of the date of this Annual Report on Form 20-F.

Compensation

For information on the remuneration of the Board of Management and the Supervisory Board, required by this Item, see pages 68 through 72 of the 2003 Annual Report — Management Report, which is incorporated herein by reference, with respect to information on bonus and profit sharing plans, and Note 32 “Stock-based compensation” beginning on page 109 and Note 33 “Information on remuneration of the individual members of the Board of Management and the Supervisory Board” beginning on page 113 of the 2003 Annual Report — Financial Statements and Analysis, which are incorporated herein by reference, with respect to information on an individual basis for aggregate compensation, stock options and restricted share grants and pensions.

Board practices

For information on office terms for the Supervisory Board and the Board of Management, required by this Item, see pages 61 through 64, 66 and 73 of the 2003 Annual Report — Management Report, and pages 147 and 151 of the 2003 Annual Report — Financial Statements and Analysis, each of which is incorporated herein by reference. For information on service contracts of the Board of Management providing for termination benefits, see page 73 of the 2003 Annual Report — Management Report, which is incorporated herein by reference. Information on the members of the Audit Committee and Remuneration Committee is provided on page 64 of the 2003 Annual Report — Management Report, which is incorporated herein by reference. The terms of reference under which the Supervisory Board and the Audit Committee and Remuneration Committee thereof operate are described on pages 150 through 155 of the 2003 Annual Report — Financial Statements and Analysis, which are incorporated herein by reference.

Employees

Information about the number of employees, including by geography and category of activity, is set forth under the heading “Employment” on page 21 and “Employees” on page 71 of the 2003 Annual Report — Financial Statements and Analysis, which is incorporated herein by reference.

Share ownership

For information on shares, restricted shares and options granted to members of the Board of Management and the Supervisory Board, as required by this Item, reference is made to pages 109 through 117 of the 2003 Annual Report — Financial Statements and Analysis, incorporated herein by reference. The aggregate share ownership of the members of the Board of Management and the Supervisory Board represents less than 1% of the outstanding ordinary shares in the Company.

For a discussion of the options and the employee debentures of Philips, see Note 24 “Long-term debt”, Note 27 “Stockholders’ equity” and Note 32 “Stock-based compensation” on pages 100 through 113 of the 2003 Annual Report — Financial Statements and Analysis, incorporated herein by reference.

Mr L.C. van Wachem is also Chairman of the Board of the Dr. A.F. Philips-Stichting and a member of the Board of the Stichting Preferente Aandelen Philips. Messrs W. de Kleuver, J.M. Hessels and K.A.L.M. van Miert are also members of the Board of the Dr. A.F. Philips-Stichting. Mr Kleisterlee, as President of the Company, is a member of the Dr. A.F. Philips-Stichting and a member of the Board of the Stichting Preferent Aandelen Philips. The Dr. A.F. Philips-Stichting holds all of the outstanding priority shares of the Company. The Stichting Preferente Aandelen Philips has the right to acquire preference shares in the Company. The mere notification that the Stichting Preferente Aandelen Philips wishes to exercise its rights, should a third party ever seem likely, in the judgement of the Stichting Preferente Aandelen Philips, to gain a controlling interest in the Company, will result in the shares being effectively issued. The Stichting Preferente Aandelen Philips may exercise its right for as many preference shares as there are ordinary shares in the Company at that time. For more information see Item 7 “Major shareholders and related party transactions”.

Item 7. Major shareholders and related party transactions

Major shareholders

As of December 31, 2003, no person or group is known to the Company to be the owner of more than 5% of its Common Shares.

Related party transactions

For a description of related party transactions see pages 103 and 104 “Guarantees” and 108 “Related party transactions” of the 2003 Annual Report — Financial Statements and Analysis, incorporated herein by reference. As of December 31, 2003 there were no personal loans or guarantees outstanding to members of the Board of Management, Group Management Committee or the Supervisory Board.

Item 8. Financial information

Consolidated statements and other financial information

See Item 18 “ Financial statements”.

Legal proceedings

For a description of legal proceedings see pages 104 through 106 of the 2003 Annual Report — Financial Statements and Analysis (“Litigation”), which is incorporated herein by reference.

Dividend policy

Philips aims for a sustainable and stable dividend reflecting, over time, a distribution of 25 to 30% of continuing net income.

Significant changes

For information required by this Item, reference is made to page 44 of the 2003 Annual Report — Financial Statements and Analysis (“Subsequent events”), which is incorporated herein by reference.

Item 9. The offer and listing

The Common Shares of the Company are listed on the stock market of Euronext Amsterdam, on two other European stock exchanges (Frankfurt and Paris) and on the New York Stock Exchange. The principal markets for the Common Shares are the Amsterdam and New York Stock Exchanges. It is envisaged that the listings on the Frankfurt Stock Exchange and Euronext Paris will be terminated in the first half of 2004.

The following table shows the high and low sales prices of the Common Shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low sales prices on the New York Stock Exchange:

	Euronext		New York
	Amsterdam (EUR)		stock exchange (US$)

	high	low	high	low
1999	33.75	14.14	34.13	16.38
2000	58.30	30.39	55.80	31.00
2001	45.95	16.30	42.63	15.03
2002 1st quarter	35.45	27.64	31.56	24.41
2nd quarter	36.20	24.40	33.00	24.74
3rd quarter	28.70	12.61	27.97	12.75
4th quarter	23.27	13.15	22.94	13.01
2003 1st quarter	18.66	12.45	19.45	13.80
2nd quarter	18.42	14.01	21.47	15.52
3rd quarter	23.20	15.95	25.84	18.50
4th quarter	25.27	19.27	30.14	23.07
August 2003	22.71	17.79	24.90	20.27
September 2003	23.20	19.33	25.84	22.60
October 2003	23.50	19.27	27.19	23.07
November 2003	24.69	21.88	28.70	26.35
December 2003	25.27	22.36	30.14	27.53
January 2004	26.19	23.15	32.14	29.56
February 2004 (through Feb. 13)	26.22	23.81	33.38	29.92

The Common Shares are held by shareholders worldwide in bearer and registered form. Outside the United States, shares are held primarily in bearer form. As of December 31, 2003, approximately 88% of the total number of outstanding Common Shares were held in bearer form. In the United States shares are held primarily in the form of registered Shares of New York Registry for which Citibank, N.A., 111 Wall Street, New York, New York 10043 is the transfer agent and registrar. As of December 31, 2003, approximately 12% of the total number of outstanding Common Shares were represented by Shares of New York Registry issued in the name of approximately 1,500 holders of record.

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

For further information on Priority and Preference shares, a reference is made to the sections entitled “Stockholders’ equity” on page 107 and “Meeting of Priority Shareholders and the Dr. A.F. Philips-Stichting” and “Preference shares and the Stichting Preferente Aandelen Philips” on pages 158 and 159 of the 2003 Annual Report — Financial Statements and Analysis, which are incorporated herein by reference. As of December 31, 2003, there were ten authorized and issued Priority shares, and 3,249,975,000 Preference shares authorized, of which none were issued.

Item 10. Additional information

Articles of association

A general description of Philips’ Articles of Association is hereby incorporated by reference to Form 6-K filed with the SEC on May 1, 2002.

Priority Shares

For a description of Priority Shares, see pages 107 and 158 of the 2003 Annual Report — Financial Statements and Analysis (“Stockholders’ equity” and “Meeting of Priority Shareholders and the Dr. A.F. Philips-Stichting”), which are incorporated herein by reference.

Preference shares

For a description of Preference Shares, see page 107 and pages 158 and 159 of the 2003 Annual Report — Financial Statements and Analysis (“Stockholders’ equity” and “Preference shares and the Stichting Preferente Aandelen Philips”), which is incorporated herein by reference.

Material contracts

For a description of the material provisions of the employment agreements with members of the Board of Management, refer to Item 6 “Directors, senior management and employees — Board practices”.

The terms and conditions of the employment agreements entered into by members of the Board of Management, are filed herewith as Exhibit 4.

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

The Articles of Association of the Company provide that cash distributions on Shares of New York Registry shall be paid in US dollars, converted at the rate of exchange on the stock market of Euronext Amsterdam at the close of business on the day fixed and announced for that purpose by the Board of Management in accordance with the Company’s Articles of Association.

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

Withholding tax

In general, a distribution to shareholders by a company resident in the Netherlands (such as the Company) is subject to a withholding tax imposed by the Netherlands at a rate of 25%. Distributions paid out of the Company’s paid-in share premium recognized for Netherlands tax purposes are not subject to the above mentioned withholding tax. Distributions in capital stock paid out of the Company’s retained earnings are subject to dividend withholding tax on the nominal value of the shares issued.
Pursuant to the provisions of the US Tax Treaty, dividends paid by the Company to a beneficial owner of shares (as defined in Dutch Dividend Tax Act) and who is a resident of the United States (as defined in the US Tax Treaty), are generally eligible for a reduction in the rate of Dutch withholding tax to 15%, unless (i) the beneficial owner of the dividends carries on business in the Netherlands through a permanent establishment, or performs independent personal services in the Netherlands from a fixed base, and the Common Shares form part of the business property of such permanent establishment or pertain to such fixed base, or (ii) the beneficial owner of the dividends is not entitled to the benefits of the US Tax Treaty under the “treaty-shopping” provisions thereof. Subject to certain conditions and limitations, the Dutch withholding tax will be treated as a foreign income tax that is eligible for credit against the shareholder’s US income taxes. Dividends paid to qualifying exempt US pension trusts and qualifying exempt US organizations are exempt from Dutch withholding tax under the US Tax Treaty.

However, for qualifying exempt US organizations no exemption at source upon payment of the dividend can be applied for; such exempt US organizations should apply for a refund of the 25% withholding tax.

Dividends

The gross amount (including the withheld amount) of dividends distributed on Common Shares out of current or accumulated earnings and profits will be dividend income to the US shareholder and subject to United States federal income taxation. Dividends paid with respect to shares will generally be “qualified dividend income”. If you are a noncorporate US shareholder, qualified dividend income paid to you in taxable years beginning after December 31, 2002, and before January 1, 2009 will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. The dividend will not be eligible for the dividends received deduction generally allowed to United States corporations in respect to dividends received from other United States corporations.

Capital gains

Capital gains upon the sale or exchange of Common Shares by a non-resident individual or by a non-resident corporation of the Netherlands are exempt from Dutch income tax, corporation tax or withholding tax, unless (i) such gains are effectively connected with a permanent establishment in the Netherlands of the shareholders’ trade or business or (ii) are derived from a direct, indirect or deemed substantial participation in the share capital of a company (such substantial participation not being a business asset).

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

Capital gain of noncorporate US shareholder that is recognized after May 6, 2003, and before January 1, 2009, is generally taxed at a maximum rate of 15% where the shareholder has a holding period greater than one year.

Net wealth tax

As of January 1, 2001, the net wealth tax is abolished in the Netherlands.

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

Documents on display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Company’s SEC filings are also publicly available through the SEC’s website at http://www.sec.gov.

Item 11. Quantitative and qualitative disclosure about market risk

The information required by this Item is incorporated by reference herein on pages 39 through 41 and pages 117 through 122 of the 2003 Annual Report — Financial Statements and Analysis.

Item 12. Description of securities other than equity securities

Not applicable.

Item 13. Defaults, dividend arrearages and delinquencies

None.

Item 14. Material modifications to the rights of security holders and use of proceeds

None.

Item 15. Controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Item 16A. Audit Committee Financial Expert

The Company does not have an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission serving on its Audit Committee. The information required by this Item is incorporated herein by reference on page 154 of the 2003 Annual Report — Financial Statements and Analysis.

Item 16B. Code of Ethics

The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the CEO and CFO (the principal financial and principal accounting officer), and to the heads of the Corporate Control, Corporate Treasury, Corporate Fiscal and Corporate Internal Audit departments of the Company.
The Company has published its Financial Code of Ethics within the investor section of its website located at www.philips.com. No changes have been made to the Code of Ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above.

Item 16C. Principal Accountant Fees and Services

The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on the Company’s website (www.philips.com). The policy includes rules for the pre-approval by the Audit Committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may never be provided. Proposed services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the Audit Committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2003, there were no services provided to the Company by the external auditors which were not approved by the Audit Committee.

Audit Fees

The information required by this Item is incorporated by reference herein on page 43 of the 2003 Annual Report — Financial Statements and Analysis.

Audit-Related Fees

The information required by this Item is incorporated by reference herein on page 43 of the 2003 Annual Report — Financial Statements and Analysis.

Tax Fees

The information required by this Item is incorporated by reference herein on page 43 of the 2003 Annual Report — Financial Statements and Analysis.

All Other Fees

The information required by this Item is incorporated by reference herein on page 43 of the 2003 Annual Report — Financial Statements and Analysis.

Item 17. Financial statements

Philips is furnishing the Financial Statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. Financial statements

The following portions of the Company’s 2003 Annual Report — Financial Statements and Analysis — as set forth on pages 45 through 127 are incorporated herein by reference and constitute the Company’s response to this Item:

“Auditors’ Report”
“Consolidated statements of income of the Philips Group”
“Consolidated balance sheets of the Philips Group”
“Consolidated statements of cash flows of the Philips Group”
“Consolidated statements of changes in stockholders’ equity of the Philips Group”
“Accounting policies”
“New accounting standards”
“Notes to the consolidated financial statements of the Philips Group”

Schedules:

Schedules are omitted as they are either not required or the required information is included in the consolidated financial statements.

Philips owns 50% of LG.Philips Displays and accounts for its LG.Philips Displays holding by the equity method of accounting. Under SEC Rule 3-09 under Regulation S-X, Philips may be required to include LG.Philips Displays financial statements for the year 2003 in this Annual Report. Therefore, if such financial statements are required, Philips expects to file an amendment to this Annual Report to file any required financial statements with respect to LG.Philips Displays on or before June 30, 2004.

As Philips’ holding in Atos Origin met the requirements of SEC Rule 3-09 under Regulation S-X for the provision of separate audited financial statements in 2002, the unaudited financial statements for the year 2003 of Atos Origin will be filed as an amendment to this Annual Report on or before June 30, 2004, as required by the SEC Rule.

Item 19. Exhibits

Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 2-20193)

Exhibit 2 (b)(1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of each member of the Board of Management of the Company.

Exhibit 8	List of Significant Subsidiaries.

Exhibit 12 (a)	Rule 13a — 14(a) Certifications.

Exhibit 13 (a)	Rule 13a — 14(b) Certifications.

Exhibit 14 (a)	Consent of the independent auditors.

Exhibit 14 (b)	Portions of the 2003 Annual Report to Shareholders of the Company, consisting of the Management Report and Financial Statements and Analysis, which are furnished to the Securities and Exchange Commission for information only and are not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.

Exhibit 14 (c)	Description of industry terms.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Registrant)

/s/G.J. Kleisterlee	/s/J.H.M. Hommen

G.J. Kleisterlee (President, Chairman of the Board of Management and the Group Management Committee)	J.H.M. Hommen (Vice-Chairman of the Board of Management, and the Group Management Committee and Chief Financial Officer)

Date: February 23, 2004