Form 20-F/A
period 2003-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2004-06-30
CIK 313216

As filed with the Securities and Exchange Commission on June 30, 2004

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

Item 17     ☐          Item 18 ☒

Item 18. Financial statements
Item 19. Exhibits
SIGNATURES
Rule 13a-14(a) Certifications
Rule 13a-14(b) Certifications
LPD Consolidated Financials
Audit Report KPMG
Consent of KPMG
Atos Origin Consolidated Financials
Audit Report Deloitte Touche
Consent of Deloitte Touche

Explanatory Note

     The purpose of this amendment is to file separate audited consolidated financial statements of LG.Philips Displays Holding B.V. (“LPD”) as of and for the fiscal year ended December 31, 2003, and the audit report of KPMG relating thereto as required under Rule 3-09 of Regulation S-X. This amendment also includes comparative information on LPD as of and for the fiscal periods ended December 31, 2002 and 2001, which is not required to be audited under Rule 3-09 of Regulation S-X. As a result, the comparative information on LPD as of and for the fiscal periods ended December 31, 2002 and 2001 included herein was not audited in accordance with generally accepted auditing standards in the United States, and is not covered by the audit report of KPMG.

     In addition, this amendment is being filed to provide separate consolidated financial statements of Atos Origin S.A. (“Atos Origin”) as of and for the fiscal year ended December 31, 2003 as comparative information in relation to the separate consolidated financial statements of Atos Origin as of and for the fiscal period ended December 31, 2002. The 2002 financial statements of Atos Origin were filed as required under Rule 3-09 of Regulation S-X together with an audit opinion of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton as of and for the fiscal period ended December 31, 2002. As a result, the separate consolidated financial statements of Atos Origin as of and for the fiscal periods ended December 31, 2003 and 2001 included herein were not audited in accordance with generally accepted auditing standards in the United States.

     This amendment amends “Item 18 Financial Statements”, and “Item 19 Exhibits”. In addition, Philips is including certain certifications of the chief executive officer and the chief financial officer.

     Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F filed on February 23, 2004 or reflect any events that have occurred after the Form 20-F was filed.

Item 18. Financial statements

The following portions of the Company’s 2003 Annual Report -Financial Statements and Analysis, as set forth on pages 45 through 127, are incorporated herein by reference.

“Auditors’ Report”
“Consolidated statements of income of the Philips Group”
“Consolidated balance sheets of the Philips Group”
“Consolidated statements of cash flows of the Philips Group”
“Consolidated statements of changes in stockholders’ equity of the Philips Group”
“Accounting policies”
“Notes to the consolidated financial statements of the Philips Group”

Separate consolidated financial statements for LPD included as Exhibit 15 (d) hereto, the independent auditors’ report of KPMG with respect to the consolidated financial statements for LPD as of and for the year ended December 31, 2003, included as Exhibit 15 (e) hereto, separate consolidated financial statements for Atos Origin included as Exhibit 15 (g) hereto, and the audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton with respect to the consolidated financial statements for Atos Origin as of and for the year ended December 31, 2002, included as Exhibit 15 (h) hereto, are hereby incorporated by reference. A discussion of the principal differences in the accounting principles used in preparing financial statements in France from generally accepted accounting principles in the United States, included as Exhibit 15 (j) hereto, is hereby incorporated by reference.

Schedules:
Schedules are omitted as they are either not required or the required information is included in the consolidated financial statements.

Item 19. Exhibits

Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 2-20193).

Exhibit 2 (b)(1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of each member of the Board of Management of the Company.*

Exhibit 8	List of Significant Subsidiaries.*

Exhibit 12 (a)	Rule 13a-14(a) certifications.

Exhibit 13 (a)	Rule 13a-14(b) certifications.

Exhibit 15 (a)	Consent of KPMG Accountants N.V.*

Exhibit 15 (b)	Portions of the 2003 Annual Report to Shareholders of the Company, consisting of the Management Report and Financial Statements and Analysis, which are furnished to the Securities and Exchange Commission for information only and are not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.*

Exhibit 15 (c)	Description of industry terms.*

Exhibit 15 (d)	Consolidated Financial Statements of LG.Philips Displays Holding B.V.***

Exhibit 15 (e)	Independent auditors’ report of KPMG regarding the 2003 consolidated financial statements of LG.Philips Displays Holding B.V.

Exhibit 15 (f)	Consent of KPMG

Exhibit 15 (g)	Consolidated Financial Statements of Atos Origin S.A.***

Exhibit 15 (h)	Audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton regarding the 2002 consolidated financial statements of Atos Origin S.A.

Exhibit 15 (i)	Consent of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton.

Exhibit 15 (j)	Principal differences between French GAAP and US GAAP.**

*	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003.

**	Incorporated by reference to Exhibit 14(e) to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.

***	The LPD consolidated financial statements as of and for the fiscal periods ended December 31, 2002 and 2001 were not audited in accordance with generally accepted auditing standards in the United States, and are not covered by the audit report of KPMG. The Atos Origin consolidated financial statements as of and for the fiscal periods ended December 31, 2003 and 2001 were not audited in accordance with generally accepted auditing standards in the United States, and are not covered by the audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton.

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

Date: June 30, 2004