Form 20-F
period 2004-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2005-02-22
CIK 313216

As filed with the Securities and Exchange Commission on February 22, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Class	Outstanding at December 31, 2004
Koninklijke Philips Electronics N.V.

Priority Shares par value	EUR 500 per share	10 shares
Common Shares par value	EUR 0.20 per share	1,281,527,004 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑

In this report amounts are expressed in euros (“euros” or “EUR”) or in US dollars (“dollars”, “US $” or “$”).

Forward-looking statements

Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings), in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management objectives, market trends, market standing, product volumes and business risks, the statements in Item 8 “Financial Information” relating to legal proceedings, the statements in Item 5 “Operating and Financial Review and Prospects” with regard to Management’s current expectations for the short term under the heading “Outlook” and with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates and statements in Item 11 “Quantitative and Qualitative Disclosures about Market Risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, the risk of a downturn in the semiconductor market, Philips’ ability to secure short-term profitability and invest in long-term growth in Lighting and product R&D in Medical Systems, and industry consolidation. See also Item 3 “Key information — Risk factors”. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, in combination with management estimates. Where full-year information regarding 2004 is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on, and references to “leading” and other measures of market performance refer to, sales unless otherwise indicated.

Introduction

Specific portions of Philips’ Annual Report 2004 to Shareholders are incorporated by reference in this report on Form 20-F to the extent noted herein. Philips’ Annual Report 2004 is attached hereto as Exhibit 10(b).

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent GAAP measure and should be used in conjunction with the most directly comparable US GAAP measure(s). Unless otherwise indicated in this document, a discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) is contained in the ‘Introduction’ section of ‘Operating and Financial Review and Prospects’ and the separate information in the financial statements section in the 2004 Annual Report.

Item 1.   Identity of directors, senior management and advisors

Not applicable.

Item 2.   Offer statistics and expected timetable

Not applicable.

Item 3.	Key information Selected consolidated financial data

	Selected financial data for the years ended December 31,
	2000	2001	2002	2003	2004	2004(a)
in millions, except per share data and ratio data	EUR	EUR	EUR	EUR	EUR	US $
Income statement data:
Sales	37,862	32,339	31,820	29,037	30,319	41,250
Income (loss) from operations	4,258	(1,395)	420	488	1,607	2,186
Financial income and expenses-net	1,993	(915)	(2,227)	(244)	216	294
Income (loss) from continuing operations and before cumulative effect of a change in accounting principles	9,577	(2,475)	(3,206)	709	2,836	3,858

Cumulative effect of a change in accounting principles, net of tax	85	—	—	(14)	—	—
Net income (loss)	9,662	(2,475)	(3,206)	695	2,836	3,858

Weighted average number of common shares outstanding (in thousands)	1,312,859	1,278,077	1,274,950	1,277,174	1,280,251	1,280,251

Basic earnings per Common Share:
Income (loss) from continuing operations and before cumulative effect of a change in accounting principles	7.30	(1.94)	(2.51)	0.55	2.22	3.01
Net income (loss)	7.36	(1.94)	(2.51)	0.54	2.22	3.01

Weighted average number of common shares outstanding on a diluted basis (in thousands)	1,326,538	1,286,544	1,279,002	1,281,227	1,283,716	1,283,716

Diluted earnings per Common Share: (b)
Income (loss) from continuing operations and before cumulative effect of a change in accounting principles	7.22	(1.94)	(2.51)	0.55	2.21	3.00
Net income (loss)	7.28	(1.94)	(2.51)	0.54	2.21	3.00

Balance sheet data:
Total assets	39,524	39,202	32,289	29,411	30,723	41,800
Short-term debt	1,743	1,271	617	1,860	961	1,307
Long-term debt	2,284	6,595	6,492	4,016	3,552	4,833
Short-term provisions (c)	969	1,443	1,276	949	781	1,063
Long-term provisions (c)	2,588	2,297	1,970	1,976	2,117	2,880
Minority interests	469	202	179	175	283	385
Stockholders’ equity	22,707	19,160	13,919	12,763	14,860	20,218
Capital stock	263	263	263	263	263	358

Cash flow data:
Net cash provided by operating activities	2,996	1,248	2,228	1,992	2,697	3,669
Net cash (used for) provided by investing activities	(2,404)	(4,564)	(248)	742	653	888
Cash flows before financing activities	592	(3,316)	1,980	2,734	3,350	4,557
Net cash (used for) provided by financing activities	(2,038)	3,159	(897)	(1,355)	(2,145)	(2,918)
Cash provided by (used for) continuing operations	(1,446)	(157)	1,083	1,379	1,205	1,639

	2000	2001	2002	2003	2004
Key Ratios:
Income (loss) from operations:
as a % of sales	11.2	(4.3)	1.3	1.7	5.3

Turnover rate of net operating capital	3.12	2.15	2.43	2.99	3.60
Inventories as a % of sales	13.9	13.3	11.1	11.0	10.7
Outstanding trade receivables (in months’ sales)	1.5	1.5	1.3	1.4	1.3
Income (loss) from continuing operations:
as a % of stockholders’ equity (ROE)	48.5	(11.9)	(19.2)	5.4	20.3
Ratio net debt* group equity	11:89	26:74	27:73	18:82	1:99

Definitions:

Turnover rate of net operating capital:	sales divided by average net operating capital (calculated on the quarterly balance sheet positions)
Net operating capital*:	intangible assets, property, plant and equipment, non-current receivables and current assets excluding cash and cash equivalents, securities and deferred tax positions, after deduction of provisions and other liabilities Philips believes that an understanding of the Philips group’s financial condition is enhanced by the disclosure of net operating capital, as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips group. Net operating capital is computed as follows:

	2000	2001	2002	2003	2004
Intangible assets	3,290	5,521	4,934	3,765	2,807
Property, plant and equipment	9,041	7,718	6,137	4,879	4,997
Remaining assets*	13,885	12,544	10,466	9,867	10,227
Provisions**	(3,082)	(3,240)	(3,162)	(2,768)	(2,670)
Other liabilities***	(8,764)	(8,234)	(7,836)	(7,672)	(8,169)

Net operating capital	14,370	14,309	10,539	8,071	7,192

*	Remaining assets includes all other current and non-current assets on the balance sheet, besides intangible assets and property, plant and equipment and excludes deferred tax assets, cash and cash equivalents and securities

**	Excluding deferred tax liabilities

***	Other liabilities includes other current and non-current liabilities on the balance sheet, besides short-term and long-term debt

ROE:	income from continuing operations as a % of average stockholders’ equity
Net debt*:	long-term and short-term debt net of cash and cash equivalents
Group equity:	stockholders’ equity and minority interests
Net debt: group equity ratio*:	the % distribution of net debt over group equity plus net debt

*	See pages 210 and 211 of the 2004 Annual Report incorporated herein by reference for a reconciliation of non-GAAP measures to the most directly comparable US GAAP measure(s).

(a)	For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2004 (US $ 1 = EUR 0.7350)

(b)	See Note 8 of “Notes to the Consolidated Financial Statements” on page 130 of the 2004 Annual Report incorporated herein by reference for a discussion of net income (loss) per common share on a diluted basis.

(c)	Includes provision for pensions, severance payments, restructurings and taxes among other items; see Note 19 of “Notes to the Consolidated Financial Statements” on pages 137 through 139 of the 2004 Annual Report incorporated herein by reference.

Cash dividends and distributions paid per Common Share

The following table sets forth in euros the gross dividends and cash distributions paid on the Common Shares in the financial years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of Shares of New York Registry:

	2000	2001	2002	2003	2004
• In EUR	0.30	0.36	0.36	0.36	0.36
• In US$	0.29	0.32	0.32	0.38	0.44

The cash dividend of EUR 0.40 per Common Share in respect of 2004, subject to approval by the General Meeting of Shareholders on March 31, 2005, will result in a total payment in the year 2005 of EUR 513 million (based on the outstanding number of shares at December 31, 2004).

The dollar equivalent of this cash distribution to be paid to shareholders in the year 2005 will be calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company, being April 6, 2005. The dollar equivalents of the prior year profit distributions paid to shareholders have been calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company.

Exchange rates US $ : EUR

The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

calendar period	EUR per US $ 1
	period end	average(1)	high	low
2000	1.0652	1.0881	1.2092	0.9676
2001	1.1235	1.1234	1.1947	1.0488
2002	0.9537	1.0573	1.1636	0.9537
2003	0.7938	0.8782	0.9652	0.7938
2004	0.7387	0.8014	0.8474	0.7339
2005 (through February 11)	0.7774	0.7718	0.7829	0.7421

(1)	The average of the Noon Buying Rates on the last day of each month during the period.

	highest	lowest
	rate	rate
August 2004	0.8316	0.8085
September 2004	0.8297	0.8053
October 2004	0.8149	0.7823
November 2004	0.7872	0.7526
December 2004	0.7562	0.7339
January 2005	0.7720	0.7421
February 2005 (through Febr. 11)	0.7829	0.7682

Philips publishes its financial statements in euros while a substantial portion of its assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.

Unless otherwise stated, for the convenience of the reader the translations of euros into dollars appearing in this report have been made based on the closing rate on December 31, 2004 (US $ 1 = EUR 0.7350). This rate is not materially different from the Noon Buying Rate on such date (US $ 1 = EUR 0.7387).

The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips’ financial statements for the periods specified.

	EUR per US $ 1
	period end	average(a)	high	low
2000	1.0740	1.0858	1.2089	0.9675
2001	1.1326	1.1215	1.1632	1.0828
2002	0.9543	1.0579	1.1497	0.9543
2003	0.7943	0.8854	0.9543	0.7943
2004	0.7350	0.8050	0.8465	0.7350

(a)	The average rates are the accumulated average rates based on daily quotations.

Risk factors

The information on risk factors required by this Item is incorporated by reference herein from pages 76 through 79 and pages 165 through 169 of the 2004 Annual Report.

It describes some of the risks that could affect Philips’ businesses. The factors and the cautionary statements contained in the section entitled “Introduction” on page 3 should be considered in connection with any forward-looking statements contained in Philips’ Annual Report on Form 20-F . Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects” or similar expressions. From time to time, Philips may also provide oral or written forward-looking statements in other materials Philips releases to the public. The cautionary statements contained in “Introduction” are deemed to apply to these statements.

The risks described are not the only ones that Philips faces. Some risks are not yet known to Philips and some that Philips does not currently believe to be material could later turn out to be material. All of these risks could materially affect Philips’ business, its revenues, operating income, net income, net assets and liquidity and capital resources.

Item 4.   Information on the Company

The structure of the Philips group

The information on pages 28, 195 and 208 of the 2004 Annual Report is incorporated herein by reference.

Business Overview

The information on pages 1 and 28 through 29 of the 2004 Annual Report is incorporated herein by reference.

Product sectors and principal products

The information on pages 29 through 39 of the 2004 Annual Report is incorporated herein by reference.

Research and Development, Patents and Licenses

The information on pages 37 through 38 of the 2004 Annual Report is incorporated herein by reference.

Organizational structure

The information concerning Philips’ significant subsidiaries in Exhibit 8 to this Annual Report on Form 20-F is incorporated herein by reference.

Property, plant and equipment

Philips owns and leases manufacturing facilities, research facilities, warehouses and office facilities in numerous countries over the world.

Philips has over 140 production sites in 32 countries. Philips believes that its plants are well maintained and, in conjunction with its capital expenditures for new property, plant and equipment, are generally adequate to meet its needs for the foreseeable future. For net book value of its property, plant and equipment and developments therein, reference is made to Note 15 “Property, plant and equipment” on page 134 of the 2004 Annual Report, which is incorporated herein by reference. The geographic allocation of assets employed as shown in Note 35 entitled “Information relating to product sectors and main countries” on pages 171 through 175 of the 2004 Annual Report and incorporated herein by reference, is generally indicative of the location of manufacturing facilities. The headquarters in Amsterdam are leased. The information as shown in Note 26, entitled “Commitments and contingent liabilities” on pages 149 and 150 of the 2004 Annual Report, partly related to the rental of buildings, is incorporated herein by reference.

For environmental issues affecting the Company’s properties, reference is made to Legal Proceedings in Item 8, entitled “Financial Information”, which is incorporated herein by reference.

Item 5.   Operating and financial review and prospects

The information on pages 43 through 87 of the 2004 Annual Report (“Operating and Financial Review and Prospects”) is incorporated herein by reference.

Operating results

The information on pages 43 through 58 and pages 60 through 66 of the 2004 Annual Report (“Operating and Financial Review and Prospects”), and Note 34, entitled “Financial instruments and risks” on pages 165 through 170 of the 2004 Annual Report is incorporated herein by reference.

Liquidity and capital resources

The information on pages 70 through 75, pages 146 through 150 and pages 165 through 170 of the 2004 Annual Report is incorporated herein by reference.

Critical accounting policies

For a description of critical accounting policies, reference is made to pages 82 through 84 of the 2004 Annual Report (“Operating and Financial Review and Prospects”), and such information is incorporated herein by reference.

A complete description of Philips’ accounting policies appears on pages 97 through 104 of the 2004 Annual Report, and is incorporated herein by reference.

Full financial statements of the Company’s statutory accounts, in conformity with Dutch law and adopted by the shareholders meeting and subsequently filed, are prepared on a basis consistent with generally accepted accounting principles in the Netherlands (“Dutch GAAP”) and remain available for investors. A reconciliation of material differences between US GAAP and Dutch GAAP is provided in the notes to the annual Dutch GAAP financial statements.

New Accounting Standards

For a description of new accounting pronouncements, reference is made to page 105 of the 2004 Annual Report, incorporated herein by reference.

Off-balance sheet arrangements

The information on pages 74 and 75 and pages 149 and 150 of the 2004 Annual Report is incorporated herein by reference.

Contractual obligations and commercial commitments

The information on pages 74 and 75, pages 149 and 150 and pages 165 through 170 of the 2004 Annual Report is incorporated herein by reference.

Trading activities that include non-exchange traded contracts accounted for at fair value

Philips does not engage in trading activities in non-exchange traded contracts.

Research and Development

The information on pages 37 and 38, page 57, page 100 and 114 of the 2004 Annual Report is incorporated herein by reference.

Outlook

The information required by the Item “Trend Information” is included in the section entitled “Outlook” on page 87 of the 2004 Annual Report, which is incorporated herein by reference.

Item 6.   Directors, senior management and employees

The information on pages 17 through 27, page 112, pages 139 through 145 and pages 160 through 165 of the 2004 Annual Report is incorporated herein by reference.

Directors and senior management

The information required by the Item “Directors and Senior Management” is included on pages 17 through 20 of the 2004 Annual Report, which is incorporated herein by reference. In line with regulatory requirements, the Company’s policy forbids personal loans to and guarantees on behalf of members of the Board of Management, the Supervisory Board or the Group Management Committee, and no loans and guarantees have been granted and issued, respectively, to such members in 2004, nor are any loans or guarantees outstanding as of the date of this Annual Report on Form 20-F.

Compensation

For information on the remuneration of the Board of Management and the Supervisory Board, required by this Item, see pages 23 through 26 of the 2004 Annual Report, which is incorporated herein by reference, with respect to information on bonus and profit sharing plans, and note 32 “Share-based compensation” beginning on page 155 and note 33 “Information on remuneration of the individual members of the Board of Management and the Supervisory Board” beginning on page 160 of the 2004 Annual Report, which are incorporated herein by reference, with respect to information on an individual basis for aggregate compensation, stock options and restricted share grants and pensions.

Board practices

For information on office terms for the Supervisory Board and the Board of Management, required by this Item, see pages 17 through 22 , page 26, page 196 and pages 200 through 201 of the 2004 Annual Report, each of which is incorporated herein by reference. For information on service contracts of the Board of Management providing for termination benefits, see page 26 of the 2004 Annual Report, which is incorporated herein by reference. Information on the members of the Audit Committee and Remuneration Committee is provided on page 20 of the 2004 Annual Report, which is incorporated herein by reference. The terms of reference under which the Supervisory Board and the Audit Committee and Remuneration Committee thereof operate are described on pages 199 through 203 of the 2004 Annual Report, which are incorporated herein by reference.

Employees

Information about the number of employees, including by geography and category of activity, is set forth under the heading “Employment” on pages 59 and 66 and “Employees” on page 112 of the 2004 Annual Report, which is incorporated herein by reference.

Share ownership

For information on shares, restricted shares and options granted to members of the Board of Management and the Supervisory Board, as required by this Item, reference is made to pages 155 through 165 of the 2004 Annual Report, incorporated herein by reference. The aggregate share ownership of the members of the Board of Management and the Supervisory Board represents less than 1% of the outstanding ordinary shares in the Company.

For a discussion of the options, restricted shares and the employee debentures of Philips, see note 23 “Short-term debt”, note 27 “Stockholders’ equity” and note 32 “Stock-based compensation” of “Notes to the Consolidated Financial Statements” on pages 146 through 160 of the 2004 Annual Report, incorporated herein by reference.

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

Item 7.   Major shareholders and related party transactions

Major shareholders

As of December 31, 2004, no person or group is known to the Company to be the owner of more than 5% of its Common Shares. For information required by this Item, reference is made to Item 9 “The offer and listing”.

Related party transactions

For a description of related party transactions see pages 150 “Guarantees” and 155 “Related party transactions” of the 2004 Annual Report, incorporated herein by reference. As of December 31, 2004 there were no personal loans or guarantees outstanding to members of the Board of Management, Group Management Committee or the Supervisory Board.

Item 8.   Financial information

Consolidated statements and other financial information

See Item 18 “Financial Statements”.

Legal proceedings

For a description of legal proceedings see pages 151 through 153 of the 2004 Annual Report “Litigation”, which is incorporated herein by reference.

Dividend policy

Philips aims for a sustainable dividend reflecting, over time, a distribution of 25 to 30% of continuing net income.

Significant changes

For information required by this Item, reference is made to page 86 of the 2004 Annual Report “Share repurchase program”, which is incorporated herein by reference.

Item 9.   The offer and listing

The Common Shares of the Company are listed on the stock market of Euronext Amsterdam and on the New York Stock Exchange. The principal markets for the Common Shares are the Amsterdam and New York Stock Exchanges.

The following table shows the high and low sales prices of the Common Shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low sales prices on the New York Stock Exchange:

	Euronext		New York
	Amsterdam (EUR)		stock exchange (US$)
	high	low	high	low
2000	58.30	30.39	55.80	31.00
2001	45.95	16.30	42.63	15.03
2002	36.20	12.61	33.00	12.75

2003 1st quarter	18.66	12.45	19.45	13.80
2nd quarter	18.42	14.01	21.47	15.52
3rd quarter	23.20	15.95	25.84	18.50
4th quarter	25.27	19.27	30.14	23.07

2004 1st quarter	26.30	21.68	33.38	26.65
2nd quarter	25.44	20.67	30.57	25.08
3rd quarter	22.66	17.79	27.41	21.97
4th quarter	20.40	17.81	27.17	22.14

August 2004	20.15	17.79	24.13	21.89
September 2004	20.08	18.29	24.72	22.72
October 2004	19.67	17.81	24.27	22.14
November 2004	20.16	18.52	26.40	23.70
December 2004	20.40	19.21	27.17	25.61
January 2005	20.06	18.35	26.69	23.97
February 2005 (through Feb. 11)	21.40	20.04	27.45	26.34

The Common Shares are held by shareholders worldwide in bearer and registered form. Outside the United States, shares are held primarily in bearer form. As of December 31, 2004, approximately 89% of the total number of outstanding Common Shares were held in bearer form. In the United States shares are held primarily in the form of registered Shares of New York Registry for which Citibank, N.A., 111 Wall Street, New York, New York 10043 is the transfer agent and registrar. As of December 31, 2004, approximately 11% of the total number of outstanding Common Shares were represented by Shares of New York Registry issued in the name of approximately 1,700 holders of record.

Only bearer shares are traded on the stock market of Euronext Amsterdam. Only Shares of New York Registry are traded on the New York Stock Exchange. Bearer shares and registered shares may be exchanged for each other. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of United States beneficial holders or the number of Shares of New York Registry beneficially held by US residents.

For further information on Priority and Preference shares, a reference is made to the sections entitled “Stockholders’ Equity” on pages 153 through 154 and “Meeting of Priority Shareholders and the Dr. A.F. Philips-Stichting” and “Preference Shares and the Stichting Preferente Aandelen Philips” on pages 205 through 206 of the 2004 Annual Report, which is incorporated herein by reference. As of December 31, 2004, there were ten authorized and issued Priority shares, and 3,249,975,000 Preference shares authorized, of which none were issued. A proposal shall be made to the 2005 Annual General Meeting of Shareholders to amend the current articles of association of the Company. Upon the shareholders meeting approving this amendment, the Priority shares will be cancelled.

Item 10.   Additional information

Articles of association

A general description of Philips’ Articles of Association is herewith incorporated by reference to Form 6-K filed with the SEC on May 2, 2002.

Priority Shares

For a description of Priority Shares, see pages 153 and 205 of the 2004 Annual Report “Stockholders’ Equity” and “Meeting of Priority Shareholders and the Dr. A.F. Philips-Stichting”, which are incorporated herein by reference. A proposal shall be made to the 2005 Annual General Meeting of Shareholders to amend the current articles of association of the Company. Upon the shareholders meeting approving this amendment, the Priority shares will be cancelled.

Preference shares

For a description of Preference Shares, see page 153 and pages 205 through 206 of the 2004 Annual Report “Preference Shares and the Stichting Preferente Aandelen Philips”, which is incorporated herein by reference.

Material contracts

For a description of the material provisions of the employment agreements with members of the Board of Management, refer to Item 6: “Directors and Senior Management — Board Practices”.

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

Taxation

The statements below are only a summary of the present Netherlands tax laws and the Tax Convention of December 18, 1992, as amended by the protocol that entered into force on December 28, 2004, between the United States of America and the Kingdom of the Netherlands (the US Tax Treaty) and are not to be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, investors in the Common Shares should consult their own tax advisors.

Withholding tax

In general, a distribution to shareholders by a company resident in the Netherlands (such as the Company) is subject to a withholding tax imposed by the Netherlands at a rate of 25%. Stock dividends paid out of the Company’s paid-in share premium recognized for Netherlands tax purposes are not subject to the above mentioned withholding tax. Stock dividends paid out of the Company’s retained earnings are subject to dividend withholding tax on the nominal value of the shares issued. Pursuant to the provisions of the US Tax Treaty, dividends paid by the Company to a beneficial owner of shares (as defined in Dutch Dividend Tax Act) and who is a resident of the United States (as defined in the US Tax Treaty), are generally eligible for a reduction in the rate of Dutch withholding tax to 15%, unless (i) the beneficial owner of the dividends carries on business in the Netherlands through a permanent establishment, or performs independent personal services in the Netherlands from a fixed base, and the Common Shares form part of the business property of such permanent establishment or pertain to such fixed base, or (ii) the beneficial owner of the dividends is not entitled to the benefits of the US Tax Treaty under the “treaty-shopping” provisions thereof. Special rules apply to the rate of withholding tax applied to dividends paid to beneficial owners that own 10% or more of the voting power of the Company. Subject to certain conditions and limitations, the Dutch withholding tax will be treated as a foreign income tax that is eligible for credit against the shareholder’s US income taxes. Dividends paid to qualifying exempt US pension trusts and qualifying exempt US organizations are exempt from Dutch withholding tax under the US Tax Treaty.

However, for qualifying exempt US organizations no exemption at source upon payment of the dividend can be applied for; such exempt US organizations should apply for a refund of the 25% withholding tax.

Dividends

The gross amount (including the withheld amount) of dividends distributed on Common Shares out of current or accumulated earnings and profits will be dividend income to the US shareholder and subject to United States federal income taxation. Dividends paid with respect to shares will generally be “qualified dividend income”. If you are a non-corporate US shareholder, qualified dividend income paid to you in taxable years beginning before January 1, 2009 will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. The dividend will not be eligible for the dividends received deduction generally allowed to United States corporations in respect to dividends received from other United States corporations.

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

Capital gain of non-corporate US shareholder that is recognized before January 1, 2009, is generally taxed at a maximum rate of 15% where the shareholder has a holding period greater than one year.

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

Item 11.   Quantitative and qualitative disclosure about market risk

The information required by this Item is incorporated by reference herein on pages 76 through 81 and pages 165 through 169 of the 2004 Annual Report.

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

Item 16A.   Audit Committee Financial Expert

The Company does not have an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission serving on its Audit Committee. The information required by this Item is incorporated herein by reference on pages 202 through 203 of the 2004 Annual Report.

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

Item 16C.   Principal Accountant Fees and Services

The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on the Company’s website (www.philips.com). The policy includes rules for the pre-approval by the Audit Committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may never be provided. Proposed services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the Audit Committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2004, there were no services provided to the Company by the external auditors which were not pre-approved by the Audit Committee.

Audit Fees

The information required by this Item is incorporated by reference herein on page 27 of the 2004 Annual Report.

Audit-Related Fees

The information required by this Item is incorporated by reference herein on page 27 of the 2004 Annual Report.

Tax Fees

The information required by this Item is incorporated by reference herein on page 27 of the 2004 Annual Report.

All Other Fees

The information required by this Item is incorporated by reference herein on page 27 of the 2004 Annual Report.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not yet applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the following table, the information is specified with respect to purchases made by Philips of it’s own shares.

	Total number of	Average price paid
Period	shares purchased	per share in EUR
January 2004	—	—
February 2004	433,757	25.80
March 2004	3,000,081	23.07
April 2004	463,309	23.58
May 2004	200,536	21.87
June 2004	6	20.67
July 2004	—	—
August 2004	—	—
September 2004	3,153	22.71
October 2004	213	19.08
November 2004	163	18.31
December 2004	802	19.90

Total	4,102,020	23.35

Pursuant to the authorization given at the Company’s Annual General Meeting of Shareholders referred to below to purchase shares, the Company has purchased shares for delivery under convertible personnel debentures, restricted share programs, employee stock purchase plans and stock options in order to avoid dilution from new issuances. When shares are delivered, they are removed from treasury stock. In 2004, Philips acquired a total of 4,102,020 shares and a total of 4,942,894 shares were delivered. A total of 34,543,388 shares were held in treasury by the Company at December 31, 2004 (2003: 35,384,262 shares). As of that date, a total of 66,082,833 rights to acquire shares (under convertible personnel debentures, restricted share programs, employee stock purchase plans and stock options) are outstanding (2003: 69,276,504).

The General Meeting of Shareholders, at their meeting of March 25, 2004, authorized the Board of Management for a period of 18 months, within the limits of the law and the Articles of Association, to acquire for valuable consideration, on the Amsterdam Stock Exchange or otherwise, shares in the Company, provided the Company may hold no more than 10% of its issued share capital.

Item 17.   Financial statements

Philips is furnishing the Financial Statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18.   Financial statements

The following portions of the Company’s 2004 Annual Report as set forth on pages 89 through 175 are incorporated herein by reference and constitute the Company’s response to this Item:

“Report of independent registered public accounting firm”
“Consolidated statements of income of the Philips Group”
“Consolidated balance sheets of the Philips Group”
“Consolidated statements of cash flows of the Philips Group”
“Consolidated statements of changes in stockholders’ equity of the Philips Group”
“Accounting policies”
“New accounting standards”
“Notes to the consolidated financial statements of the Philips Group”

Schedules:
Schedules are omitted as they are either not required or the required information is included in the consolidated financial statements.

Philips owns 44.6% of LG.Philips LCD and accounts for its LG.Philips LCD holding by the equity method of accounting. Under SEC Rule 3-09 under Regulation S-X, Philips is required to include LG.Philips LCD financial statements for the year 2004 in this Annual Report. Therefore, Philips expects to file an amendment to this Annual Report to file any required financial statements with respect to LG.Philips LCD on or before June 30, 2005.

As Philips’ holding in LG.Philips Displays met the requirements of SEC Rule 3-09 under Regulation S-X for the provision of separate audited financial statements in 2003, the unaudited financial statements for the year 2004 of LG.Philips Displays will be filed as an amendment to this Annual Report on or before June 30, 2005, as required by the SEC Rule.

As a result of Philips’ holding in Atos Origin meeting the requirements of SEC Rule 3-09 under Regulation S-X for the provision of separate audited financial statements in 2002, the unaudited financial statements for the year 2004 of Atos Origin will be filed as an amendment to this Annual Report on or before June 30, 2005, as required by the SEC Rule.

Item 19.   Exhibits

Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 2-20193).

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003) (File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee.

Exhibit 4 (b)	Employment contract between the Company and P.J. Sivignon.

Exhibit 8	List of Significant Subsidiaries.

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of J.H.M. Hommen filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J.Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of J.H.M. Hommen furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	The 2004 Annual Report to Shareholders of the Company which is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.

Exhibit 15 (c)	Description of industry terms.

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
Group Management Committee
and Chief Financial Officer)

Date: February 22, 2005

Exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 2-20193).

Exhibit 2 (b)(1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003) (File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee.

Exhibit 4 (b)	Employment contract between the Company and P.J. Sivignon.

Exhibit 8	List of Significant Subsidiaries.

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of J.H.M. Hommen filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of J.H.M. Hommen furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	The 2004 Annual Report to Shareholders of the Company which is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.

Exhibit 15 (c)	Description of industry terms.