Form 20-F/A
period 2004-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2005-04-28
CIK 313216

As filed with the Securities and Exchange Commission on April 28, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F/A

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

Class	Outstanding at December 31, 2004

Koninklijke Philips Electronics N.V.			10 shares
Priority Shares par value	EUR	500 per share	1,281,527,004 shares
Common Shares par value	EUR	0.20 per share

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

Explanatory Note
Item 18. Financial statements
Item 19. Exhibits
SIGNATURES
Exhibit 1: English translation of the Articles of Association of the Company dated April 1, 2005
Exhibit 12 (a): Rule 13a - 14(a) Certification
Exhibit 12 (b): Rule 13a - 14(a) Certification
Exhibit 13 (a): Rule 13a - 14(b) Certification
Exhibit 13 (b): Rule 13a - 14(b) Certification
Exhibit 15 (a): Consent of Registered Independent Public Accounting Firm
Exhibit 15 (d): LPL Consolidated Financials
Exhibit 15 (e): Audit Report Samil PricewaterhouseCoopers
Exhibit 15 (f): Consent of Samil PricewaterhouseCoopers
Exhibit 15 (g): LPD Consolidated Financials
Exhibit 15 (h): Audit Report KPMG
Exhibit 15 (i): Consent of KPMG
Exhibit 15 (j): Atos Origin Consolidated Financials
Exhibit 15 (k): Audit Report Deloitte Touche
Exhibit 15 (l): Consent of independent registered public accounting firms

Explanatory Note

This amendment is being filed to provide separate audited consolidated financial statements of LG.Philips LCD Co., Ltd. (“LPL”) as of and for the fiscal year end December 31, 2004, and the audit report of Samil PricewaterhouseCoopers relating thereto as required under Rule 3-09 of Regulation S-X. This amendment also includes comparative information on LPL as of and for the fiscal periods ended December 31, 2003 and 2002.

Also, this amendment is being filed to provide separate consolidated financial statements of LG.Philips Displays Holding B.V. (“LPD”) as of and for the fiscal year ended December 31, 2004 as comparative information in relation to the separate consolidated financial statements of LPD as of and for the fiscal period ended December 31, 2003. The 2003 financial statements of LPD were filed as required under Rule 3-09 of Regulation S-X together with an audit report of KPMG as of and for the fiscal period ended December 31, 2003. This amendment also includes comparative information on LPD as of and for the fiscal period ended December 31, 2002, which is not required to be audited under Rule 3-09 of Regulation S-X. As a result, the separate consolidated financial statements of LPD as of and for the fiscal periods ended December 31, 2004 and 2002 included herein were not audited in accordance with generally accepted auditing standards in the United States, and are not covered by the audit report of KPMG.

In addition, this amendment is being filed to provide separate consolidated financial statements of Atos Origin S.A. (“Atos Origin”) as of and for the fiscal year ended December 31, 2004 as comparative information in relation to the separate consolidated financial statements of Atos Origin as of and for the fiscal period ended December 31, 2002. The 2002 financial statements of Atos Origin were filed as required under Rule 3-09 of Regulation S-X together with an audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton as of and for the fiscal period ended December 31, 2002. This amendment also includes comparative information on Atos Origin as of and for the fiscal period ended December 31, 2003, which is not required to be audited under Rule 3-09 of Regulation S-X. As a result, the separate consolidated financial statements of Atos Origin as of and for the fiscal periods ended December 31, 2004 and 2003 included herein were not audited in accordance with generally accepted auditing standards in the United States, and are not covered by the audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton.

This amendment amends “Item 18 Financial Statements”, and “Item 19 Exhibits”. In addition, Philips is including an English translation of the original Dutch text of the Articles of Association of Royal Philips Electronics as amended on April 1, 2005, pursuant to the resolution of the Annual Meeting of Shareholders held on March 31, 2005, and certifications of the chief executive officer and the chief financial officer.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F filed on February 22, 2005 or reflect any events that have occurred after the Form 20-F was filed.

Item 18. Financial statements

The following portions of the Company’s 2004 Annual Report — Financial Statements and Analysis, as set forth on pages 89 through 175, are incorporated herein by reference and constitute the Company’s response to this Item:

“Report of independent registered public accounting firm”
“Consolidated statements of income of the Philips Group”
“Consolidated balance sheet of the Philips Group”
“Consolidated statements of cash flows of the Philips Group”
“Consolidated statements of changes in stockholders’ equity of the Philips Group”
“Accounting policies”
“New accounting standards”
“Notes to the consolidated financial statements of the Philips Group”

Separate consolidated financial statements for LPL included as Exhibit 15 (d) hereto, the independent auditors’ report of Samil PricewaterhouseCoopers with respect to the consolidated financial statements for LPL, included as Exhibit 15 (e) hereto, separate consolidated financial statements for LPD included as Exhibit 15 (g) hereto, the audit report of KPMG with respect to the consolidated financial statements for LPD as of and for the year ended December 31, 2003, included as Exhibit 15 (h) hereto, separate consolidated financial statements for Atos Origin included as Exhibit 15 (j) hereto, and the audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton with respect to the consolidated financial statements for Atos Origin as of and for the year ended December 31, 2002, included as Exhibit 15 (k) hereto, are hereby incorporated by reference. A discussion of the principal differences in the accounting principles used in preparing financial statements in France from generally accepted accounting principles in the United States, included as Exhibit 15 (m) hereto, is hereby incorporated by reference.

Schedules:

Schedules are omitted as they are either not required or the required information is included in the consolidated financial statements.

Item 19. Exhibits

Index of exhibits
Exhibit 1	English translation of the Articles of Association of the Company dated April 1, 2005.

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management other than G.J. Kleisterlee (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003) (File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee. *

Exhibit 4 (b)	Employment contract between the Company and P.J. Sivignon. *

Exhibit 8	List of Significant Subsidiaries. *

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of J.H.M. Hommen filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of J.H.M. Hommen furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of Registered Independent Public Accounting Firm

Exhibit 15 (b)	The 2004 Annual Report to Shareholders of the Company which is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F. *

Exhibit 15 (c)	Description of industry terms. *

Exhibit 15 (d)	Consolidated Financial Statements of LG.Philips LCD Co., Ltd.

Exhibit 15 (e)	Independent auditors’ report of Samil PricewaterhouseCoopers regarding the consolidated financial statements of LG.Philips LCD Co., Ltd.

Exhibit 15 (f)	Consent of Samil PricewaterhouseCoopers

Exhibit 15 (g)	Consolidated Financial Statements of LG.Philips Displays Holding B.V. **

Exhibit 15 (h)	Audit report of KPMG regarding the 2003 consolidated financial statements of LG.Philips Displays Holding B.V.

Exhibit 15 (i)	Consent of KPMG

Exhibit 15 (j)	Consolidated Financial Statements of Atos Origin S.A. **

Exhibit 15 (k)	Audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton regarding the 2002 consolidated financial statements of Atos Origin S.A.

Exhibit 15 (l)	Consent of independent registered public accounting firms

Exhibit 15 (m)	Principal differences between French GAAP and US GAAP. ***

*	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.

**	The LPD consolidated financial statements as of and for the fiscal periods ended December 31, 2004 and 2002 were not audited in accordance with generally accepted auditing standards in the United States, and are not covered by the audit report of KPMG. The Atos Origin consolidated financial statements as of and for the fiscal periods ended December 31, 2004 and 2003 were not audited in accordance with generally accepted auditing standards in the United States, and are not covered by the audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton.

***	Incorporated by reference to Exhibit 10 (e) to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Registrant)

/s/ G.J. Kleisterlee	/s/ J.H.M. Hommen
G.J. Kleisterlee	J.H.M. Hommen
(President, Chairman of the Board of Management	(Vice-Chairman of the Board of Management,
and the Group Management Committee)	and the Group Management Committee and
Chief Financial Officer)

Date: April 28, 2005