Form 20-F
period 2005-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2006-02-13
CIK 313216

As filed with the Securities and Exchange Commission on February 13, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Class	Outstanding at December 31, 2005
Koninklijke Philips Electronics N.V.
Common Shares par value EUR 0.20 per share	1,201,358,450 shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☑ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☑ No
Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

In this report amounts are expressed in euros (“euros” or “EUR”) or in US dollars (“dollars”, “US $” or “$”).
Introduction
Specific portions of Philips’ Annual Report 2005 to Shareholders (the “2005 Annual Report”) are incorporated by reference in this report on Form 20-F to the extent noted herein. The 2005 Annual Report (except for the omitted portions thereof identified below) is being furnished as Exhibit 15(b) to this Report. Only such specific portions of such Annual Report that are expressly stated to be incorporated by reference in this Report on Form 20-F are so incorporated by reference. Furthermore, the International Financial Reporting Standards (IFRS) information, including the financial statements and related notes on pages 176 through 211 of the 2005 Annual Report, and the unconsolidated Company financial statements, including the Notes thereto, also prepared on the basis of IFRS, on pages 212 through 217 of the 2005 Annual Report, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS information and Company financial statements have been omitted because Philips’ primary consolidated accounts are prepared in accordance with accounting principles generally accepted in the United States and Philips is not required to include in this Report on Form 20-F the IFRS information and Company financial statements.
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent GAAP measure and should be used in conjunction with the most directly comparable US GAAP measure(s). Unless otherwise indicated in this document, a discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) is contained in the ‘Introduction’ and ‘Other information’ section of ‘Management discussion and analysis’ in the 2005 Annual Report.
Forward-looking statements
Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement. This document, including the portions of the 2005 Annual Report incorporated herein, contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, restructuring cost and cost savings), in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management objectives, market trends, market standing, product volumes and business risks, the statements in Item 8 “Financial Information” relating to legal proceedings, the statements in Item 5 “Operating and Financial Review and Prospects” with regard to Management’s current expectations for the short term under the heading “Outlook” and with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates and statements in Item 11 “Quantitative and Qualitative Disclosures about Market Risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, the risk of a downturn in the semiconductor market, Philips’ ability to secure short-term profitability and invest in long-term growth, and industry consolidation. See also Item 3 “Key information — Risk factors”. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, in combination with management estimates. Where full-year information regarding 2005 is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on, and references to “leading” and other measures of market performance refer to, sales unless otherwise indicated.

Item 1. Identity of directors, senior management and advisors
Not applicable.
Item 2. Offer statistics and expected timetable
Not applicable.
Item 3. Key information
            Selected consolidated financial data

Selected financial data for the years ended December 31,
	2001	2002	2003	2004	2005	2005 (a)
in millions, except per share data and ratio data	EUR	EUR	EUR	EUR	EUR	US $
Income statement data:
Sales	31,725	30,983	27,937	29,346	30,395	36,034
Earnings before interest and tax	(1,251)	442	502	1,586	1,779	2,109
Financial income and expenses-net	(915)	(2,227)	(244)	216	108	128
Income (loss) from continuing operations and before cumulative effect of a change in accounting principles	(2,331)	(3,184)	723	2,815	2,951	3,498
Discontinued operations	(144)	(22)	(14)	21	(83)	(98)

Cumulative effect of a change in accounting principles, net of tax	—	—	(14)	—	—	—
Net income (loss)	(2,475)	(3,206)	695	2,836	2,868	3,400

Weighted average number of common shares outstanding (in thousands)	1,278,077	1,274,950	1,277,174	1,280,251	1,249,956	1,249,956

Basic earnings per Common Share:
Income (loss) from continuing operations and before cumulative effect of a change in accounting principles	(1.82)	(2.50)	0.56	2.20	2.36	2.79
Net income (loss)	(1.94)	(2.51)	0.54	2.22	2.29	2.71

Weighted average number of common shares outstanding on a diluted basis (in thousands)	1,286,544	1,279,002	1,281,227	1,283,716	1,253,330	1,253,330

Diluted earnings per Common Share: (b)
Income (loss) from continuing operations and before cumulative effect of a change in accounting principles	(1.82)	(2.50)	0.56	2.19	2.36	2.79
Net income (loss)	(1.94)	(2.51)	0.54	2.21	2.29	2.71

Balance sheet data:

Total assets	39,202	32,289	29,411	30,723	33,861	40,143
Short-term debt	1,271	617	1,860	961	1,167	1,384
Long-term debt	6,595	6,492	4,016	3,552	3,320	3,936
Short-term provisions (c)	1,443	1,276	949	781	869	1,030
Long-term provisions (c)	2,288	1,969	1,974	2,116	2,056	2,437
Minority interests	202	179	175	283	332	394
Stockholders’ equity	19,160	13,919	12,763	14,860	16,666	19,758
Capital stock	263	263	263	263	263	312

Cash flow data:
Net cash provided by operating activities	1,281	2,223	2,012	2,623	2,090	2,477
Net cash (used for) provided by investing activities	(4,490)	(218)	766	668	1,298	1,539
Cash flows before financing activities	(3,209)	2,005	2,778	3,291	3,388	4,016
Net cash (used for) provided by financing activities	3,159	(897)	(1,355)	(2,145)	(2,589)	(3,069)
Cash provided by (used for) continuing operations	(50)	1,108	1,423	1,146	799	947

	2001	2002	2003	2004	2005
Key Ratios:
Earnings before interest and tax as a % of sales	(3.9)	1.4	1.8	5.4	5.9

Turnover rate of net operating capital	2.15	2.41	2.94	3.57	3.81
Inventories as a % of sales	13.4	11.1	11.1	10.7	11.4
Outstanding trade receivables (in months’ sales)	1.5	1.3	1.3	1.3	1.4
Net income (loss) as a % of stockholders’ equity (ROE)	(11.9)	(19.2)	5.4	20.3	18.3
Ratio net debt : group equity	26:74	27:73	18:82	1:99	d	)

Definitions:
Turnover rate of net operating capital	:	sales divided by average net operating capital (calculated on the quarterly balance sheet positions)

Net operating capital*	:	total assets excluding assets from discontinued operations less (a) cash and cash equivalents, (b) deferred tax assets, (c) other non-current financial assets, (d) investments in unconsolidated companies, and after deduction of (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities and (h) current/non-current liabilities

Philips believes that an understanding of the Philips group’s financial condition is enhanced by the disclosure of net operating capital, as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips group and its operating segments. Net operating capital is computed as follows:

	2001	2002	2003	2004	2005
Intangible assets	5,519	4,934	3,765	2,805	4,047
Property, plant and equipment	7,474	5,950	4,725	4,871	4,893
Remaining assets*	12,364	10,201	9,562	10,018	11,011
Provisions**	(3,231)	(3,161)	(2,766)	(2,669)	(2,600)
Other liabilities***	(8,047)	(7,573)	(7,410)	(7,982)	(9,308)

Net operating capital	14,079	10,351	7,876	7,043	8,043

*	Remaining assets includes all other current and non-current assets on the balance sheet, besides intangible assets and property, plant and equipment and excludes deferred tax assets, cash and cash equivalents and securities

**	Excluding deferred tax liabilities

***	Other liabilities includes other current and non-current liabilities on the balance sheet, besides short-term and long-term debt

ROE	:	income from continuing operations as a % of average stockholders’ equity
Net debt*	:	long-term and short-term debt net of cash and cash equivalents
Group equity	:	stockholders’ equity and minority interests
Net debt: group equity ratio*	:	the % distribution of net debt over group equity plus net debt

*	See pages 120 and 121 of the 2005 Annual Report incorporated herein by reference for a reconciliation of non-GAAP measures to the most directly comparable US GAAP measure(s) and page 68 for a discussion of non-US GAAP measures.

(a)	For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2005 (US $1 = EUR 0.8435).

(b)	See Note 10 of “Notes to the Consolidated Financial Statements” on page 151 of the 2005 Annual Report incorporated herein by reference for a discussion of net income (loss) per common share on a diluted basis.

(c)	Includes provision for pensions, severance payments, restructurings and taxes among other items; see Note 21 of “Notes to the Consolidated Financial Statements” on pages 155 and 156 of the 2005 Annual Report incorporated herein by reference.

(d)	The current net cash situation renders the net debt to group equity ratio meaningless.

Cash dividends and distributions paid per Common Share
The following table sets forth in euros the gross dividends and cash distributions paid on the Common Shares in the financial years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of Shares of New York registry:

	2001	2002	2003	2004	2005
• In EUR	0.36	0.36	0.36	0.36	0.40
• In US$	0.32	0.32	0.38	0.44	0.51
The cash dividend of EUR 0.44 per Common Share in respect of 2005, subject to approval by the General Meeting of Shareholders on March 30, 2006, will result in a total payment in the year 2006 of EUR 529 million (based on the outstanding number of shares at December 31, 2005).
The dollar equivalent of this cash distribution to be paid to shareholders in the year 2006 will be calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company, being April 5, 2006. The dollar equivalents of the prior year profit distributions paid to shareholders have been calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company.
Exchange rates US $ : EUR
The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

calendar period	EUR per US $ 1
	period end	average (1)	high	low
2001	1.1235	1.1234	1.1947	1.0488
2002	0.9537	1.0573	1.1636	0.9537
2003	0.7938	0.8782	0.9652	0.7938
2004	0.7387	0.8014	0.8474	0.7339
2005	0.8445	0.8046	0.8571	0.7421
2006 (through January 31)	0.8225	0.8247	0.8347	0.8139

(1)	The average of the Noon Buying Rates on the last day of each month during the period.

	highest	lowest
	rate	rate
August 2005	0.8232	0.8042
September 2005	0.8326	0.7976
October 2005	0.8393	0.8232
November 2005	0.8571	0.8287
December 2005	0.8548	0.8305
January 2006	0.8347	0.8139
Philips publishes its financial statements in euros while a substantial portion of its assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.

Unless otherwise stated, for the convenience of the reader the translations of euros into dollars appearing in this report have been made based on the closing rate on December 31, 2005 (US $1 = EUR 0.8435). This rate is not materially different from the Noon Buying Rate on such date (US $1 = EUR 0.8445).
The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips’ financial statements for the periods specified.

	EUR per US $1
	period end	average (a)	high	low
2001	1.1326	1.1215	1.1632	1.0828
2002	0.9543	1.0579	1.1497	0.9543
2003	0.7943	0.8854	0.9543	0.7943
2004	0.7350	0.8050	0.8465	0.7350
2005	0.8435	0.8053	0.8491	0.7613

(a)	The average rates are the accumulated average rates based on daily quotations.
Risk factors
The information on risk factors required by this Item is incorporated by reference herein from pages 101 through 114 and note 38 on page 174 of the 2005 Annual Report.
It describes some of the risks that could affect Philips’ businesses. The factors and the cautionary statements contained in the section entitled “Introduction” on page 3 should be considered in connection with any forward-looking statements contained in Philips’ Annual Report on Form 20-F. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects” or similar expressions. From time to time, Philips may also provide oral or written forward-looking statements in other materials Philips releases to the public. The cautionary statements contained in “Introduction” are deemed to apply to these statements.
The risks described are not the only ones that Philips faces. Some risks are not yet known to Philips and some that Philips does not currently believe to be material could later turn out to be material. All of these risks could materially affect Philips’ business, its revenues, operating income, net income, net assets and liquidity and capital resources.

Item 4. Information on the Company
The structure of the Philips group
The information on pages 28 under the heading “Our structure”, 218 and 225 of the 2005 Annual Report is incorporated herein by reference.
Business Overview
The information on page 28 under the heading “Our businesses” of the 2005 Annual Report is incorporated herein by reference. The description of industry terms contained in Exhibit 15(c) to this report on Form 20-F is also incorporated herein by reference.
Product sectors and principal products
The information on pages 29 through 49 of the 2005 Annual Report is incorporated herein by reference.
Research and Development, Patents and Licenses
The information on pages 46 through 47 of the 2005 Annual Report is incorporated herein by reference.

Organizational structure
The information concerning Philips’ significant subsidiaries in Exhibit 8 to this Annual Report on Form 20-F is incorporated herein by reference.
Property, plant and equipment
Philips owns and leases manufacturing facilities, research facilities, warehouses and office facilities in numerous countries over the world.
Philips has approximately 135 production sites in 32 countries. Philips believes that its plants are well maintained and, in conjunction with its capital expenditures for new property, plant and equipment, are generally adequate to meet its needs for the foreseeable future. For the net book value of its property, plant and equipment and developments therein, reference is made to note 17 “Property, plant and equipment” on page 153 of the 2005 Annual Report, which is incorporated herein by reference. The geographic allocation of assets employed as shown in the section entitled “Information by sectors and main countries” on page 133 of the 2005 Annual Report and incorporated herein by reference, is generally indicative of the location of manufacturing facilities. The headquarters in Amsterdam are leased. The information as shown in note 28, entitled “leases” on page 163 of the 2005 Annual Report, partly related to the rental of buildings, is incorporated herein by reference.
For environmental issues affecting the Company’s properties, reference is made to pages 164 through 165 of the 2005 Annual Report “Litigation”, which is incorporated herein by reference.
Capital expenditures in progress are generally expected to be financed through internally generated cash flows. For a description of the geographic spread of capital expenditures, reference is made to the section “Information by sectors and main countries” on page 133 of the 2005 Annual Report, which is incorporated herein by reference.
For a description of the Company’s principal acquisitions and divestitures, reference is made to note 2 on pages 140 through 143 of the 2005 Annual Report incorporated herein by reference.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and financial review and prospects
The information on pages 68 through 101 and pages 115 through 122 of the 2005 Annual Report (“Management discussion and analysis”) is incorporated herein by reference.
Operating results
The information on pages 68 through 83 and pages 85 through 92 of the 2005 Annual Report (“Management discussion and analysis”), and Note 38, entitled “Other financial instruments, derivatives and currency risk” on page 174 of the 2005 Annual Report is incorporated herein by reference.
Liquidity and capital resources
The information on pages 93 through 98, pages 161 through 165 and page 174 of the 2005 Annual Report is incorporated herein by reference.

Critical accounting policies
For a description of critical accounting policies, reference is made to the information under the heading “Critical accounting policies” on pages 115 through 117 of the 2005 Annual Report (“Management discussion and analysis”), and such information is incorporated herein by reference.
A complete description of Philips’ accounting policies appears on pages 134 through 138 of the 2005 Annual Report, and is incorporated herein by reference.
New Accounting Standards
For a description of new accounting pronouncements, reference is made to page 139 of the 2005 Annual Report, incorporated herein by reference.
Off-balance sheet arrangements
The information on pages 97 and 98 and pages 163 and 164 of the 2005 Annual Report is incorporated herein by reference.
Contractual obligations and commercial commitments
The information on pages 97 and 98, pages 163 and 164 and page 174 of the 2005 Annual Report is incorporated herein by reference.
Trading activities that include non-exchange traded contracts accounted for at fair value
Philips does not engage in trading activities in non-exchange traded contracts.
Research and Development
The information on pages 46 and 47, page 81, page 83, page 131 and 136 under the heading “Research and development” of the 2005 Annual Report is incorporated herein by reference.
Item 6. Directors, senior management and employees
The information on pages 52 through 57, pages 60 through 67, page 143 under the heading “Employees”, pages 156 through 161 and pages 171 through 173 of the 2005 Annual Report is incorporated herein by reference.

Directors and senior management
The information required by the Item “Directors and Senior Management” is included on pages 52 through 57 of the 2005 Annual Report, which is incorporated herein by reference. In line with regulatory requirements, the Company’s policy forbids personal loans to and guarantees on behalf of members of the Board of Management, the Supervisory Board or the Group Management Committee, and no loans and guarantees have been granted and issued, respectively, to such members in 2005, nor are any loans or guarantees outstanding as of the date of this Annual Report on Form 20-F.
Compensation
For information on the remuneration of the Board of Management and the Supervisory Board, required by this Item, see pages 61 through 66 of the 2005 Annual Report, which is incorporated herein by reference, with respect to information on bonus and profit sharing plans, and note 35 “Share-based compensation” beginning on page 166 and note 36 “Information on remuneration of the individual members of the Board of Management and the Supervisory Board” beginning on page 171 of the 2005 Annual Report, which are incorporated herein by reference, with respect to information on an individual basis for aggregate compensation, stock options and restricted share grants and pensions.
Board practices
For information on office terms for the Supervisory Board and the Board of Management, required by this Item, see pages 53 through 57, pages 60 and 61, pages 65 and 66, page 218 and page 221 of the 2005 Annual Report, each of which is incorporated herein by reference. For information on service contracts of the Board of Management providing for termination benefits, see page 65 under the heading “Contracts of employment” of the 2005 Annual Report, which is incorporated herein by reference. Information on the members of the Audit Committee and Remuneration Committee is provided on pages 56 and 57 of the 2005 Annual Report, which is incorporated herein by reference. The terms of reference under which the Supervisory Board and the Audit Committee and Remuneration Committee thereof operate are described on pages 220 through 222 of the 2005 Annual Report, which are incorporated herein by reference.
Employees
Information about the number of employees, including by geography and category of activity, is set forth under the heading “Employment” on pages 84 and 92 and “Employees” on page 143 of the 2005 Annual Report, which is incorporated herein by reference.
Share ownership
For information on shares, restricted shares and options granted to members of the Board of Management and the Supervisory Board, as required by this Item, reference is made to pages 166 through 173 of the 2005 Annual Report, incorporated herein by reference. The aggregate share ownership of the members of the Board of Management and the Supervisory Board represents less than 1% of the outstanding ordinary shares in the Company.
For a discussion of the options, restricted shares and the employee debentures of Philips, see note 25 “Short-term debt”, note 30 “Stockholders’ equity” and note 35 “Share-based compensation” of “Notes to the Consolidated Financial Statements” on pages 161 through 167 of the 2005 Annual Report, incorporated herein by reference.
The members of the Board of the Stichting Preferente Aandelen Philips are Messrs S.D. de Bree, F.J.G.M. Cremers, M.W. den Boogert, W. de Kleuver and G.J. Kleisterlee. Messrs de Kleuver and Kleisterlee are members of the Board ex officio and are not entitled to vote. The Stichting Preferente Aandelen Philips has the right to acquire preference shares in the Company. The mere notification that the Stichting Preferente Aandelen Philips wishes to exercise its rights, should a third party ever seem likely, in the judgement of the Stichting Preferente Aandelen Philips, to gain a controlling interest in the Company, will result in the shares being effectively issued. The Stichting Preferente Aandelen Philips may exercise its right for as many preference shares as there are ordinary shares in the Company at that time. For more information see Item 7 “Major shareholders and related party transactions”.

Item 7. Major shareholders and related party transactions
Major shareholders
As of December 31, 2005, no person or group is known to the Company to be the owner of more than 5% of its Common Shares other than the Company itself as a result of its share repurchase programs. For information required by this Item, reference is made to Item 9 “The offer and listing”.
Related party transactions
For a description of related party transactions see pages 163 and 164 “Guarantees” and 166 “Related-party transactions” of the 2005 Annual Report, incorporated herein by reference. As of December 31, 2005 there were no personal loans or guarantees outstanding to members of the Board of Management, Group Management Committee or the Supervisory Board.
Item 8. Financial information
Consolidated statements and other financial information
See Item 18 “Financial Statements”.
Legal proceedings
For a description of legal proceedings see pages 164 through 165 of the 2005 Annual Report “Litigation”, which is incorporated herein by reference.
Dividend policy
Philips aims for a sustainable dividend reflecting, over time, a distribution of 25 to 35% of continuing net income.
Significant changes
For information required by this Item, reference is made to page 117, “Share repurchase programs” and page 174, “Subsequent events”, of the 2005 Annual Report, which is incorporated herein by reference.

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
The following table shows the high and low sales prices of the Common Shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low sales prices on the New York Stock Exchange:

		Euronext		New York
		Amsterdam (EUR)		stock exchange (US$)
		high	low	high	low
2001		45.95	16.30	42.63	15.03
2002		36.20	12.61	33.00	12.75

2003	1st quarter	18.66	12.45	19.45	13.80
	2nd quarter	18.42	14.01	21.47	15.52
	3rd quarter	23.20	15.95	25.84	18.50
	4th quarter	25.27	19.27	30.14	23.07

2004	1st quarter	26.30	21.68	33.38	26.65
	2nd quarter	25.44	20.67	30.57	25.08
	3rd quarter	22.66	17.79	27.41	21.97
	4th quarter	20.40	17.81	27.17	22.14

2005	1st quarter	21.83	18.35	28.84	23.97
	2nd quarter	22.90	18.77	27.37	24.29
	3rd quarter	23.00	20.53	27.78	25.00
	4th quarter	26.90	21.01	32.21	25.12

August 2005		22.71	20.86	27.78	25.77
September 2005		22.69	21.15	27.70	25.99
October 2005		22.85	21.01	27.25	25.12
November 2005		23.92	21.51	28.14	25.79
December 2005		26.90	23.74	32.21	28.10
January 2006		28.17	25.02	33.85	30.48
The Common Shares are held by shareholders worldwide in bearer and registered form. Outside the United States, shares are held primarily in bearer form. As of December 31, 2005, approximately 89% of the total number of outstanding Common Shares were held in bearer form. In the United States shares are held primarily in the form of registered Shares of New York registry for which Citibank, N.A., 111 Wall Street, New York, New York 10043 is the transfer agent and registrar. As of December 31, 2005, approximately 11% of the total number of outstanding Common Shares were represented by Shares of New York registry issued in the name of approximately 1,600 holders of record.
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
For further information on Preference Shares, a reference is made to the sections entitled “Stockholders’ Equity” on page 165 and “Preference Shares and the Stichting Preferente Aandelen Philips” on page 224 of the 2005 Annual Report, which is incorporated herein by reference. As of December 31, 2005, there were 3,250,000,000 Preference Shares authorized, of which none were issued.

Item 10. Additional information
Articles of association
A general description of Philips’ Articles of Association is herewith incorporated by reference to Form S-8 filed with the SEC on May 26, 2005.
Preference shares
For a description of Preference Shares, see page 165 and page 224 of the 2005 Annual Report “Preference Shares and the Stichting Preferente Aandelen Philips”, which is incorporated herein by reference.
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
Taxation
The statements below are only a summary of the present Netherlands and US tax laws and the Tax Convention of December 18, 1992, as amended by the protocol that entered into force on December 28, 2004, between the United States of America and the Kingdom of the Netherlands (the US Tax Treaty) and are not to be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, investors in the Common Shares should consult their own tax advisors.

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
Item 11. Quantitative and qualitative disclosure about market risk
The information required by this Item is incorporated by reference herein on pages 101 through 114 and page 171 under the heading “Other financial instruments, derivatives and currency risk” of the 2005 Annual Report.
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
Item 16A. Audit Committee Financial Expert
The Company does not have an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission serving on its Audit Committee. The information required by this Item is incorporated herein by reference from page 222 of the 2005 Annual Report under the heading “The Audit Committee”.
Item 16B. Code of Ethics
The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the CEO (the principal executive officer) and CFO (the principal financial and principal accounting officer), and to the heads of the Corporate Control, Corporate Treasury, Corporate Fiscal and Corporate Internal Audit departments of the Company. The Company has published its Financial Code of Ethics within the investor section of its website located at www.philips.com. No changes have been made to the Code of Ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above in 2005.
Item 16C. Principal Accountant Fees and Services
The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on the Company’s website (www.philips.com). The policy includes rules for the pre-approval by the Audit Committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may never be provided. Proposed services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the Audit Committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2005, there were no services provided to the Company by the external auditors which were not pre-approved by the Audit Committee.
Audit Fees
The information required by this Item is incorporated by reference herein on pages 66 through 67 of the 2005 Annual Report.
Audit-Related Fees
The information required by this Item is incorporated by reference herein on pages 66 through 67 of the 2005 Annual Report.
Tax Fees
The information required by this Item is incorporated by reference herein on pages 66 through 67 of the 2005 Annual Report.

All Other Fees
The information required by this Item is incorporated by reference herein on pages 66 through 67 of the 2005 Annual Report.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In the following table, the information is specified with respect to purchases made by Philips of its own shares.

			Total number of	Maximum EUR
			shares purchased	amount of shares
			as part of publicly	that may yet be
	Total number of	Average price paid	announced	purchased under
Period	shares purchased	per share in EUR	programs	the programs
January 2005	2,000,000	19.71	1,000,000	1,980,362,520
February 2005	12,979,473	20.82	7,309,328	1,827,666,374
March 2005	6,111,237	21.26	4,133,326	1,739,786,788
April 2005	7,590,143	19.38	5,063,329	1,641,660,061
May 2005	5,215,841	20.14	4,248,004	1,555,696,480
June 2005	2,559,535	21.52	2,559,575	1,500,605,104
July 2005	—	—	—	1,500,605,104
August 2005	5,470,500	21.55	5,470,500	1,382,705,435
September 2005	10,414,000	21.97	10,414,000	1,153,914,571
October 2005	10,085,000	21.71	10,085,000	934,992,668
November 2005	9,514,000	22.89	9,514,000	717,251,044
December 2005	11,882,600	25.48	11,882,600	414,475,168

Total	83,989,584	21.87	71,679,662
Pursuant to the authorization given at the Company’s Annual General Meeting of Shareholders referred to below to purchase shares in the Company, the Company has purchased shares for (i) capital reduction purposes and (ii) delivery under convertible personnel debentures, restricted share programs, employee stock purchase plans and stock options in order to avoid dilution from new issuances. When shares are delivered, they are removed from treasury stock. In 2005, Philips acquired a total of 83,822,329 shares and a total of 3,628,775 shares were delivered. A total of 114,736,942 shares were held in treasury by the Company at December 31, 2005 (2004: 34,543,388 shares). As of that date, a total of 68,994,091 rights to acquire shares (under convertible personnel debentures, restricted share programs, employee stock purchase plans and stock options) are outstanding (2004: 66,082,833). For information on the share repurchase programs, reference is made to other information, share repurchase programs on page 117 of the 2005 Annual Report and is incorporated herein by reference.
The General Meeting of Shareholders, at their meeting of March 31, 2005, authorized the Board of Management for a period of 18 months, within the limits of the law and the Articles of Association, to acquire for valuable consideration, on the Amsterdam Stock Exchange or otherwise, shares in the Company, provided the Company may hold no more than 10% of its issued share capital.

Item 17. Financial statements
Philips is furnishing the Financial Statements pursuant to the instructions of Item 18 of Form 20-F.
Item 18. Financial statements
The following portions of the 2005 Annual Report as set forth on pages 124 through 175 are incorporated herein by reference and constitute the Company’s response to this Item:
“Consolidated statements of income of the Philips Group”
“Consolidated balance sheets of the Philips Group”
“Consolidated statements of cash flows of the Philips Group”
“Consolidated statements of changes in stockholders’ equity of the Philips Group”
“Information by sectors and main countries”
“Accounting policies”
“New accounting standards”
“Notes to the group financial statements of the Philips Group”
“Report of independent registered public accounting firm”
Schedules:
Schedules are omitted as they are either not required or the required information is included in the consolidated financial statements.
As a result of Philips’ holding in LG.Philips LCD meeting the requirements of SEC Rule 3-09 under Regulation S-X for the provision of separate audited financial statements in 2004, the unaudited financial statements for the year 2005 of LG.Philips LCD will be filed as an amendment to this Annual Report on or before June 30, 2006, as required by the SEC Rule.
As Philips’ holding in LG.Philips Displays met the requirements of SEC Rule 3-09 under Regulation S-X for the provision of separate audited financial statements in 2003, the unaudited financial statements for the year 2005 of LG.Philips Displays may be required to be filed as an amendment to this Annual Report on or before June 30, 2006, as required by the SEC Rule. Bankruptcy proceedings relating to LG.Philips Displays were initiated in January 2006. Philips is currently investigating the requirement relating to the unaudited financial statements of LG.Philips Displays for 2005 in view of the insolvency of LG.Philips Displays and various of its subsidiaries. For more information regarding LG.Philips Displays, reference is made to page 119 of the 2005 Annual Report.

Item 19. Exhibits

Index of exhibits
Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) (File No. 001-05146-01).

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003) (File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee (incorporated by reference to Exhibit 4(a) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) (File No. 001-05146-01).

Exhibit 4 (b)	Employment contract between the Company and P-J. Sivignon (incorporated by reference to Exhibit 4(b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) (File No. 001-05146-01).

Exhibit 8	List of Significant Subsidiaries.

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	The 2005 Annual Report (except for the omitted portions thereof identified below) is being furnished as an exhibit to this Report. Only such specific portions of such Annual Report that are expressly stated to be incorporated by reference in this Report on Form 20-F are so incorporated by reference. Furthermore, the International Financial Reporting Standards (IFRS) information, including the financial statements and related notes on pages 176 through 211 of the 2005 Annual Report, and the unconsolidated Company financial statements, including the Notes thereto, also prepared on the basis of IFRS, on pages 212 through 217 of the 2005 Annual Report have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS information and Company financial statements have been omitted because Philips’ primary consolidated accounts are prepared in accordance with accounting principles generally accepted in the United States and Philips is not required to include in this Report on Form 20-F the IFRS information and Company financial statements.

Exhibit 15 (c)	Description of industry terms.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Registrant)

/s/ G.J. Kleisterlee	/s/ P-J. Sivignon

G.J. Kleisterlee	P-J. Sivignon
(President, Chairman	(Executive Vice-President
of the Board of Management and	and Chief Financial Officer)
the Group Management Committee)
Date: February 13, 2006

Exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) (File No. 001-05146-01).

Exhibit 2(b)(1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003) (File No. 001-05146-01).

Exhibit 4(a)	Employment contract between the Company and G.J. Kleisterlee (incorporated by reference to Exhibit 4(a) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) (File No. 001-05146-01).

Exhibit 4(b)	Employment contract between the Company and P-J. Sivignon (incorporated by reference to Exhibit 4(b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) (File No. 001-05146-01).

Exhibit 8	List of Significant Subsidiaries.

Exhibit 12(a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12(b)	Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13(a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13(b)	Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15(a)	Consent of independent registered public accounting firm.

Exhibit 15(b)	The 2005 Annual Report (except for the omitted portions thereof identified below) is being furnished as an exhibit to this Report. Only such specific portions of such Annual Report that are expressly stated to be incorporated by reference in this Report on Form 20-F are so incorporated by reference. Furthermore, the International Financial Reporting Standards (IFRS) information, including the financial statements and related notes on pages 176 through 211 of the 2005 Annual Report, and the unconsolidated Company financial statements, including the Notes thereto, also prepared on the basis of IFRS, on pages 212 through 217 of the 2005 Annual Report, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS information and Company financial statements have been omitted because Philips’ primary consolidated accounts are prepared in accordance with accounting principles generally accepted in the United States and Philips is not required to include in this Report on Form 20-F the IFRS information and Company financial statements.

Exhibit 15(c)	Description of industry terms.