Form 20-F/A
period 2005-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2006-06-29
CIK 313216

As filed with the Securities and Exchange Commission on June 29, 2006

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

Explanatory Note

Item 18. Financial Statements

Item 19. Exhibits

SIGNATURES

Exhibit 12 (a) Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 12 (b) Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 13 (a) Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 13 (b) Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 15 (a) Consent of independent registered public accounting firm
Exhibit 15 (d) LPL Consolidated Financials
Exhibit 15 (e) Audit Report Samil PricewaterhouseCoopers
Exhibit 15 (f) Consent of Samil PricewaterhouseCoopers
EX-12.A
EX-12.B
EX-13.A
EX-13.B
EX-15.A
EX-15.D
EX-15.E
EX-15.F

Explanatory Note
This amendment is being filed to provide separate audited consolidated financial statements of LG.Philips LCD Co., Ltd. (“LPL”) as of and for the fiscal year ended December 31, 2005, and the related audit report of Samil PricewaterhouseCoopers. Philips’ holding in LPL met a significance test of Rule 3-09 under Regulation S-X in 2004 and as a result the financial statements of LPL for 2005 are required to be filed. The financial statements for 2005 are not required to be audited. This amendment also includes comparative information on LPL as of and for the fiscal periods ended December 31, 2004 and 2003.
The consolidated financial statements of LPL as of and for the fiscal year ended December 31, 2005 included in this Amendment have been prepared by and are the responsibility of LPL and its management. These financial statements have not been prepared by Philips or its management. Accordingly, Philips and its management assume no responsibility relating thereto.
In its 20-F filed on June 21, 2006 LPL stated:
“Samil PricewaterhouseCoopers has recently notified our audit committee that pension plans that manage pension funds for the benefit of the employees of three PricewaterhouseCoopers member firms held investments in the equity of Philips Electronics from time to time between 2001 and 2005. PricewaterhouseCoopers became aware of the investments in September 2005 and disposed of all the shareholdings in Philips Electronics by November 2005. The market value of the Philips Electronics shares owned by each of these pension plans ranged from the U.S. dollar – equivalent of approximately US$112,233 to US$802,753.
The U.S. Securities and Exchange Commission’s auditor independence rules require that, as our independent auditor, PricewaterhouseCoopers maintain independence from us, as well as from Philips Electronics, to which we are a material investee. Such auditor independence rules extend the definition of an accounting firm to the organization’s pension plans. Accordingly, the investments in Philips Electronics by PricewaterhouseCoopers member firms’ pension plans are not permitted under the U.S. Securities and Exchange Commission’s auditor independence rules.
After conducting an internal review, PricewaterhouseCoopers has concluded that its objectivity and impartiality were unaffected by these investments and therefore its independence has not been impaired. This conclusion is based on the following:
•	those professionals who conducted our audit were at all times unaware of the investments;

•	the investments were held by pension plans of PricewaterhouseCoopers member firms that are legal entities distinct from the relevant PricewaterhouseCoopers member firms, and as such, the holdings belong to those of the individual current and retired partners and staff of the member firms rather than of the firms themselves;

•	the shareholdings in Philips Electronics were disposed of as soon as practicable once they came to the attention of the engagement team conducting our audit;

•	the percentage of equity interest in Philips Electronics held by the three individual pension plans were at all times insignificant in the context of the overall investments of the pension funds concerned (constituting less than 1.25%, 0.12% and 0.5% of their respective overall investments, at all relevant times); and

•	all final decisions related to our audit are made by Samil PricewaterhouseCoopers and not by any other member firm of PricewaterhouseCoopers, including those member firms whose pension funds made the investments in Philips Electronics.
PricewaterhouseCoopers has discussed the facts and circumstances of this matter with the staff of the U.S. Securities and Exchange Commission, including discussion of PricewaterhouseCoopers’ conclusion that its independence was not impaired. In February 2006, PricewaterhouseCoopers issued its Independence Standards Board Standard No. 1 independence letter to our audit committee and therein reported that it is independent under applicable standards in connection with its audit opinion for the financial statements contained in this annual report.
Our audit committee has reviewed this matter in detail and has discussed the matter with PricewaterhouseCoopers and our outside legal counsel. Upon careful review, the audit committee concurred with PricewaterhouseCoopers in concluding the accounting firm’s independence was not impaired by the above described incidents.”
As Philips’ holding in LG.Philips Displays (“LPD”) met the requirements of Rule 3-09 under Regulation S-X in 2003, the unaudited financial statements for the year 2005 of LG.Philips Displays were required to be filed. However, in light of the insolvency proceedings related to LPD brought in January 2006, LPD has not yet prepared financial statements for 2005. Under the facts and circumstances relating to LPD’s insolvency and the unavailability of financial statements, Philips is not including financial statements for LPD for the year 2005 in its Form 20-F.
This amendment amends “Item 18 Financial Statements”, and “Item 19 Exhibits”. In addition, Philips is including certifications of the chief executive officer and the chief financial officer.
Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F filed on February 13, 2006 or reflect any events that have occurred after the Form 20-F was filed.

Item 18. Financial statements
The following portions of the Company’s 2005 Annual Report, as set forth on pages 124 through 175, are incorporated herein by reference and constitute the Company’s response to this Item:
“Consolidated statements of income of the Philips Group”
“Consolidated balance sheet of the Philips Group”
“Consolidated statements of cash flows of the Philips Group”
“Consolidated statements of changes in stockholders’ equity of the Philips Group”
“Information by sectors and main countries”
“Accounting policies”
“New accounting standards”
“Notes to the group financial statements of the Philips Group”
“Report of independent registered public accounting firm”
Separate consolidated financial statements for LPL included as Exhibit 15 (d) hereto, the independent auditors’ report of Samil PricewaterhouseCoopers with respect to the consolidated financial statements for LPL as of and for the year ended December 31, 2005, included as Exhibit 15 (e) hereto, are hereby incorporated by reference.
Schedules:
Schedules are omitted as they are either not required or the required information is included in the consolidated financial statements.

Item 19. Exhibits
Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) (File No. 001-05146-01).

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003) (File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee (incorporated by reference to Exhibit 4(a) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) (File No. 001-05146-01).

Exhibit 4 (b)	Employment contract between the Company and P-J. Sivignon (incorporated by reference to Exhibit 4(b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) (File No. 001-05146-01).

Exhibit 8	List of Significant Subsidiaries. *

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	The Annual Report to Shareholders for 2005 (except for the omitted portions thereof identified in the following sentence) is furnished to the Securities and Exchange Commission for information only. The Annual Report to Shareholders is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F. Furthermore, the International Financial Reporting Standards (IFRS) information, including the financial statements and related notes on pages 176 through 210 of the Annual Report to Shareholders, and the unconsolidated Company financial statements, including the Notes thereto, also prepared on the basis of IFRS, on pages 212 through 217 of the Annual Report to Shareholders, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS information and Company statements have been omitted because Philips’ primary consolidated accounts are prepared in accordance with accounting principles generally accepted in the United States and Philips is not required to include in this Report on Form 20-F the IFRS information and Company statements. *

Exhibit 15 (c)	Description of industry terms. *

Exhibit 15 (d)	Consolidated Financial Statements of LG.Philips LCD Co., Ltd.

Exhibit 15 (e)	Independent auditors’ report of Samil PricewaterhouseCoopers regarding the 2005 consolidated financial statements of LG.Philips LCD Co., Ltd.

Exhibit 15 (f)	Consent of Samil PricewaterhouseCoopers.

*	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Registrant)

/s/G.J. Kleisterlee	/s/P-J. Sivignon

G.J. Kleisterlee	P-J. Sivignon
(President, Chairman	(Executive Vice-President
of the Board of Management and	and Chief Financial Officer)
the Group Management Committee)

Date: June 29, 2006