Form 20-F
period 2006-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2007-02-20
CIK 313216

As filed with the Securities and Exchange Commission on February 20, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive office)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares - par value Euro (EUR) 0.20 per share	New York Stock Exchange
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

Class	Outstanding at December 31, 2006
Koninklijke Philips Electronics N.V.
Common Shares par value EUR 0.20 per share	1,106,893,237 shares
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
☐ Yes ☑ No

Page
Introduction

Part I

Item 1. Identity of directors, senior management and advisors	4

Item 2. Offer statistics and expected timetable	4

Item 3. Key information	4

Item 4. Information on the Company	8

Item 4A. Unresolved Staff Comments	9

Item 5. Operating and financial review and prospects	9

Item 6. Directors, senior management and employees	28

Item 7. Major shareholders and related party transactions	29

Item 8. Financial information	29

Item 9. The offer and listing	30

Item 10. Additional information	31

Item 11. Quantitative and qualitative disclosures about market risk	33

Item 12. Description of securities other than equity securities	33

Part II

Item 13. Defaults, dividend arrearages and delinquencies	34

Item 14. Material modifications to the rights of security holders and use of proceeds	34

Item 15. Controls and procedures	34

Item 16A. Audit Committee Financial Expert	34

Item 16B. Code of Ethics	34

Item 16C. Principal Accountant Fees and Services	34

Item 16D. Exemptions from the Listing Standards for Audit Committees	35

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	35

Part III

Item 17. Financial statements	35

Item 18. Financial statements	36

Item 19. Exhibits	37
EXHIBIT 1
EXHIBIT 4.(C)
EXHIBIT 4.(D)
EXHIBIT 4.(E)
EXHIBIT 4.(F)
EXHIBIT 4.(G)
EXHIBIT 4.(H)
EXHIBIT 8
EXHIBIT 12.(A)
EXHIBIT 12.(B)
EXHIBIT 13.(A)
EXHIBIT 13.(B)
EXHIBIT 15.(A)
EXHIBIT 15.(B)
EXHIBIT 15.(C)

In this report amounts are expressed in euros (“euros” or “EUR”) or in US dollars (“dollars”, “US $” or “$”).
Introduction
Specific portions of Philips’ Annual Report 2006 to Shareholders (the “2006 Annual Report”) are incorporated by reference in this report on Form 20-F to the extent noted herein. Philips’ 2006 Annual Report (except as noted below) is attached hereto as Exhibit 15(b) and is furnished to the Securities and Exchange Commission for information only. The 2006 Annual Report is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F. Furthermore, the International Financial Reporting Standards (IFRS) financial statements and related notes on pages 172 through 217 of the 2006 Annual Report, and the unconsolidated Company financial statements, including the Notes thereto, also prepared on the basis of IFRS, on pages 218 through 223 of the 2006 Annual Report, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS financial statements and Company statements have been omitted because Philips’ primary consolidated accounts are prepared in accordance with accounting principles generally accepted in the United States and Philips is not required to include in this Report on Form 20-F the IFRS financial statements and Company statements.
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures such as: comparable growth; earnings before interest, tax and amortization; net operating capital; net debt and cash flow before financing activities. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure and should be used in conjunction with the most directly comparable US GAAP measure(s). Unless otherwise indicated in this document, a discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) is contained on page 224 and 225 under the heading “Reconciliation of non- US GAAP information” in the 2006 Annual Report and is incorporated herein by reference.
Forward-looking statements
Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement. This document, including the portions of the Philips’ 2006 Annual Report to Shareholders incorporated hereby, contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management objectives, market trends, market standing, product volumes and business risks, the statements in Item 8 “Financial Information” relating to legal proceedings, the statements in Item 5 “Operating and Financial Review and Prospects” with regard to Management’s current expectations for the short term under the heading “Outlook” and with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates and statements in Item 11 “Quantitative and Qualitative Disclosures about Market Risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the euro and the US dollar), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, and industry consolidation. See also Item 3 “Key information — Risk factors”. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, in combination with management estimates. Where full-year information regarding 2006 is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on, and references to “leading” and other measures of market performance refer to, sales unless otherwise indicated.

Item 1. Identity of directors, senior management and advisors
Not applicable.
Item 2. Offer statistics and expected timetable
Not applicable.
Item 3. Key information
             Selected consolidated financial data

Selected financial data for the years ended December 31,
	20021)	20031)	20041)	20051)	2006	2006 (a)
in millions, except per share data and ratio data	EUR	EUR	EUR	EUR	EUR	US $
Income statement data:
Sales	26,788	24,049	24,855	25,775	26,976	35,537
Income from Operations[2]	943	830	1,156	1,472	1,183	1,558
Financial income and expenses-net	(2,227)	(244)	216	108	34	45
Income (loss) from continuing operations and before cumulative effect of a change in accounting principles	(2,863)	100	2,584	2,831	919	1,211
Income (loss) from Discontinued operations	(343)	609	252	37	4,464	5,881

Cumulative effect of a change in accounting principles, net of tax	—	(14)	—	—	—	—
Net income (loss)	(3,206)	695	2,836	2,868	5,383	7,091

Weighted average number of common shares outstanding (in thousands)	1,274,950	1,277,174	1,280,251	1,249,956	1,174,925

Basic earnings per Common Share:
Income from continuing operations	(2.25)	0.08	2.02	2.26	0.78	1.03

Net income (loss)	(2.51)	0.54	2.22	2.29	4.58	6.03

Weighted average number of common shares outstanding on a diluted basis (in thousands)	1,279,002	1,281,227	1,283,716	1,253,330	1,182,784

Diluted earnings per Common Share: (b)
Income from continuing operations	(2.25)	0.08	2.01	2.26	0.78	1.03
Net income (loss)	(2.51)	0.54	2.21	2.29	4.55	5.99

Balance sheet data:

Total assets	32,205	28,989	30,739	33,905	38,497	50,714
Short-term debt	617	1,684	961	1,167	863	1,137
Long-term debt	6,492	4,193	3,552	3,320	3,006	3,960
Short-term provisions (c)	1,206	885	731	807	876	1,154
Long-term provisions (c)	1,772	1,805	1,942	1,903	2,449	3,226
Minority interests	179	175	159	159	131	173
Stockholders’ equity	13,919	12,763	14,860	16,666	22,997	30,295
Capital stock	263	263	263	263	228	300

Cash flow data:
Net cash provided by operating activities	1,485	1,485	1,435	1,141	342	451
Net cash (used for) provided by investing activities	313	(221)	1,322	1,687	(2,811)	(3,703)
Net cash used for financing Activities	(897)	(1,355)	(2,145)	(2,589)	(3,715)	(4,894)
Cash provided by (used for) continuing Operations	901	(91)	612	239	(6,184)	(8,146)

1)	Restated to present the Semiconductors division as a discontinued operation.

[2]	In our discussion in Item 5 and elsewhere we also refer to Income from Operations as Earnings before Interest and Tax.

	2002	2003	2004	2005	2006
Key Ratios:
Earnings before interest and tax as a % of sales	3.5	3.5	4.7	5.7	4.4

Turnover rate of net operating capital	3.07	3.67	4.56	4.71	3.35
Inventories as a % of sales	10.7	10.3	10.1	10.9	10.7
Outstanding trade receivables (in months’ sales)	1.3	1.3	1.3	1.4	1.5
Net income (loss) as a % of stockholders’ equity	(19.2)	5.4	20.3	18.3	25.4
Income from continuing operations as a % of shareholders’ equity (ROE)	(15.3)	1.0	18.5	18.1	4.4
Ratio net debt : group equity	27:73	18:82	1:99	(5):105	(10):110

Definitions:
Turnover rate of net operating capital	:	sales divided by average net operating capital (calculated on the quarterly balance sheet positions)

Net operating capital*	:	total assets excluding assets from discontinued operations less (a) cash and cash equivalents, (b) deferred tax assets, (c) other non-current financial assets, (d) investments in unconsolidated companies, and after deduction of (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities and (h) current/non-current liabilities.

Philips believes that an understanding of the Philips group’s financial condition is enhanced by the disclosure of net operating capital, as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips group and its operating segments. Net operating capital is computed as follows:

	2002	2003	2004	2005	2006
Intangible assets	4,424	3,401	2,524	3,775	5,735
Property, plant and equipment	3,001	2,872	2,792	3,019	3,099
Remaining assets*	9,049	7,995	8,839	9,770	10,762
Provisions**	(2,894)	(2,534)	(2,445)	(2,385)	(2,697)
Other liabilities***	(6,855)	(6,339)	(7,186)	(8,498)	(8,175)

Net operating capital	6,725	5,395	4,524	5,679	8,724

*	Remaining assets includes all other current and non-current assets on the balance sheet, except for intangible assets and property, plant and equipment and excludes deferred tax assets, cash and cash equivalents and securities

**	Excluding deferred tax liabilities

***	Other liabilities includes other current and non-current liabilities on the balance sheet, except for short-term and long-term debt

ROE	:	income from continuing operations as a % of average stockholders’ equity
Net debt*	:	long-term and short-term debt net of cash and cash equivalents
Group equity	:	stockholders’ equity and minority interests
Net debt: group equity ratio*	:	the % distribution of net debt over group equity plus net debt

*	See pages 224 and 225 of the 2006 Annual Report incorporated herein by reference for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure(s) and page 30 of the 2006 Annual Report incorporated herein by reference for a discussion of non-US GAAP measures.

(a)	For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2006 (US $1 = EUR 0.7591).

(b)	See Note 8 of “Notes to the Consolidated Financial Statements” on page 143 of the 2006 Annual Report incorporated herein by reference for a discussion of net income (loss) per common share on a diluted basis.

(c)	Includes provision for pensions, severance payments, restructurings, Asbestos related claims and taxes among other items; see Note 19 of “Notes to the Consolidated Financial Statements” on page 147 of the 2006 Annual Report incorporated herein by reference.
Cash dividends and distributions paid per Common Share
The following table sets forth in euros the gross dividends and cash distributions paid on the Common Shares in the financial years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of Shares of New York registry:

	2002	2003	2004	2005	2006
• In EUR	0.36	0.36	0.36	0.40	0.44
• In US $	0.32	0.38	0.44	0.51	0.54
A proposal will be submitted to the 2007 Annual General Meeting of Shareholders to declare a dividend of EUR 0.60 per Common Share, which dependent on the amount of shares purchased in the current share repurchase program, we currently estimate a dividend of approximately EUR 630 million. In 2006, a dividend was paid of EUR 0.44 per common share (EUR 523 million) in respect of the financial year 2005.
Pursuant to article 33 of the Articles of Association of Royal Philips Electronics, and with the approval of the Supervisory Board, the remainder of the income for the financial year 2006 has been retained by way of reserve. The balance sheet in the consolidated financial statements presented in the 2006 Annual Report for the period ended and as at December 31, 2006 in accordance with IFRS, is before the dividend which is subject to shareholder approval after year-end.
The dollar equivalent of this cash distribution to be paid to shareholders in the year 2007 will be calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company, expected to be April 4, 2007. The dollar equivalents of the prior year profit distributions paid to shareholders have been calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company.
Exchange rates US $ : EUR
The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

calendar period	EUR per US $1
	period end	average (1)	high	low
2001	1.1235	1.1234	1.1947	1.0488
2002	0.9537	1.0573	1.1636	0.9537
2003	0.7938	0.8782	0.9652	0.7938
2004	0.7387	0.8014	0.8474	0.7339
2005	0.8445	0.8046	0.8571	0.7421
2006	0.7577	0.7906	0.8432	0.7504
2007 (through January)	0.7693	0.7697	0.7750	0.7527

(1)	The average of the Noon Buying Rates on the last day of each month during the period.

	highest	lowest
	rate	rate
August 2006	0.7852	0.7744
September 2006	0.7906	0.7792
October 2006	0.7999	0.7829
November 2006	0.7871	0.7541
December 2006	0.7649	0.7504
January 2007	0.7750	0.7527
Philips publishes its financial statements in euros while a substantial portion of its net assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.

Unless otherwise stated, for the convenience of the reader the translations of euros into dollars appearing in this report have been made based on the closing rate on December 31, 2006 (US $1 = EUR 0.7591). This rate is not materially different from the Noon Buying Rate on such date (US $1 = EUR 0.7577).
The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips’ financial statements for the periods specified.

	EUR per US $1
	period end	average (a)	high	low
2001	1.1326	1.1215	1.1632	1.0828
2002	0.9543	1.0579	1.1497	0.9543
2003	0.7943	0.8854	0.9543	0.7943
2004	0.7350	0.8050	0.8465	0.7350
2005	0.8435	0.8053	0.8491	0.7613
2006	0.7591	0.7935	0.8375	0.7579

(a)	The average rates are the accumulated average rates based on daily quotations.
Risk factors
The information on risk factors required by this Item is incorporated by reference herein from pages 86 through 99 under the heading “Risk Management” and note 36 on pages 170 and 171 of the 2006 Annual Report.
It describes some of the risks that could affect Philips’ businesses. The risk factors and the cautionary statements contained in the section entitled “Introduction” on page 4 should be considered in connection with any forward-looking statements contained in Philips’ Annual Report on Form 20-F. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects” or similar expressions. From time to time, Philips may also provide oral or written forward-looking statements in other materials Philips releases to the public. The cautionary statements contained in “Introduction” are deemed to apply to these statements.
The risks described are not the only ones that Philips faces. Some risks are not yet known to Philips and certain risks that Philips does not currently believe to be material could later turn out to be material. All of these risks could materially affect Philips’ business, its revenues, operating income, net income, net assets and liquidity and capital resources.

Item 4. Information on the Company
The structure of the Philips group
The information on page 23 under the heading “Our structure and businesses”, pages 39 and 40 under the heading “Discontinued Operations”, page 44 in the paragraph on capital expenditure under the heading “Cash flow before Financing activities”, page 50 under the heading “Acquisitions” and under the heading “Cash flow from Investing Activities” in item 5 and pages 226 through 233 under the heading “Corporate Governance of the Philips Group” of the 2006 Annual Report is incorporated herein by reference. The registered office of Royal Philips Electronics is Groenewoudseweg 1, 5621 BA Eindhoven, The Netherlands. Our phone number is +31 20 5977777.
Business Overview
The information on page 23 under the heading “Our structure and businesses” of the 2006 Annual Report is incorporated herein by reference. The description of industry terms contained in Exhibit 15(c) to this Report on Form 20-F is also incorporated herein by reference.
Product sectors and principal products
The information on pages 30 through 43 under the heading “Management Discussion and Analysis” and pages 54 through 85 of the 2006 Annual Report is incorporated herein by reference.
Research and Development, Patents and Licenses
The information on pages 78 through 81 under the heading “Corporate Technologies” of the 2006 Annual Report is incorporated herein by reference.

Organizational structure
The information concerning Philips’ significant subsidiaries in Exhibit 8 to this Annual Report on Form 20-F is incorporated herein by reference.
Property, plant and equipment
Philips owns and leases manufacturing facilities, research facilities, warehouses and office facilities in numerous countries over the world.
Philips has approximately 130 production sites in 26 countries. Philips believes that its plants are well maintained and, in conjunction with its capital expenditures for new property, plant and equipment, are generally adequate to meet its needs for the foreseeable future. For the net book value of its property, plant and equipment and developments therein, reference is made to note 15 “Property, plant and equipment” on page 145 of the 2006 Annual Report incorporated herein by reference. The geographic allocation of assets employed as shown in the section entitled “Information by sectors and main countries” on pages 121 through 123 of the 2006 Annual Report and incorporated herein by reference, is generally indicative of the location of manufacturing facilities. The headquarters in Amsterdam are leased. The information as shown in note 26, entitled “Contractual Obligations” on page 157 of the 2006 Annual Report, partly related to the rental of buildings, is incorporated herein by reference.
For environmental issues affecting the Company’s properties, reference is made to note 27 on pages 157 and 158 of the 2006 Annual Report incorporated herein by reference.
Capital expenditures in progress are generally expected to be financed through internally generated cash flows. For a description of the geographic spread of capital expenditures, reference is made to the section “Information by sectors and main countries” on pages 121 through 123 of the 2006 Annual Report incorporated herein by reference.
For a description of the Company’s principal acquisitions and divestitures, reference is made to note 2 on pages 131 through 135 of the 2006 Annual Report incorporated herein by reference.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and financial review and prospects
Note that we use Earnings before Interest and Tax and Income from Operations as equivalents.
The operating and financial review of 2006 compared to 2005 on pages 30 through 53 under the heading “Management Discussion and Analysis” of the 2006 Annual Report is incorporated herein by reference.
Operating results
The information on pages 30 through 53 of the 2006 Annual Report (“Management Discussion and Analysis”), and Note 36, entitled “Other financial instruments, derivatives and currency risk” on pages 170 through 171 of the 2006 Annual Report is incorporated herein by reference.
The year 2005
•	Sales amounted to EUR 25,775 million, an increase of 4% compared with 2004 on both a nominal and comparable basis
•	Earnings before interest and tax amounted to EUR 1,472 million, compared with EUR 1,156 million in 2004
•	Net income amounted to EUR 2,868 million, including EUR 1,778 million from the sale of financial holdings (TSMC, LG.Philips LCD, NAVTEQ, Atos Origin, Great Nordic)
•	Cash flow before financing activities was EUR 2,828 million, resulting in a net cash surplus

Net Income

in millions of euros, except for the per common share data	2004 1)	2005 1)
Sales	24,855	25,775
EBIT	1,156	1,472
as a % of sales	4.7	5.7
Financial income and expenses	216	108
Income tax benefit (expense)	(230)	(506)
Results unconsolidated companies	1,464	1,754
Minority interests	(22)	3
Income from continuing operations	2,584	2,831
Discontinued operations	252	37

Net income	2,836	2,868
Per common share (in euro) — basic	2.22	2.29
Per common share (in euro) — diluted	2.21	2.29

1)	Restated to present the Semiconductors division as a discontinued operation.
The proceeds of EUR 3.4 billion from the divestments helped to fund two share repurchase programs (under which EUR 1,836 million was used to acquire approximately 84 million shares), as well as two strategic acquisitions. In August 2005, Philips acquired Stentor, a leading provider of medical picture archiving and communications systems.
In November 2005, Philips acquired an incremental 47.25% of the shares of Lumileds, bringing the Company’s share ownership to 96.5%.
Sales in 2005 increased 4%, on both a nominal and a comparable basis, over 2004. Medical Systems, Domestic Appliances and Personal Care (DAP), Lighting, and Consumer Electronics (CE) achieved nominal sales growth of 8%, 7%, 6%, and 5%, respectively. Sales in Other Activities declined 18% on a nominal basis, primarily as a result of divestments. On a comparable basis, they declined 5%.
Net income in 2005 amounted to EUR 2,868 million, compared to EUR 2,836 million in 2004. The comparability of the income is impacted by several significant transactions in both years as discussed below.
EBIT amounted to EUR 1,472 million in 2005, compared to EUR 1,156 million in 2004.
In 2005, Medical Systems delivered EBIT of EUR 679 million (2004: EUR 35 million). Medical Systems’ results were impacted by a loss of EUR 87 million for MedQuist, of which some EUR 50 million related to certain customer accommodation payments. The 2004 EBIT for Medical Systems of EUR 35 million included charges totaling EUR 723 million related to an impairment charge for MedQuist and a settlement related to the Volumetrics litigation.
In 2005, DAP generated EBIT of EUR 358 million (2004: EUR 332 million), benefiting from strong sales growth aided by the launch of a number of new products.
In 2005, CE achieved EBIT of EUR 506 million (2004: EUR 370 million), which included a EUR 136 million gain from the sale and transfer of certain activities within its monitors and flat TV business to TPV Technology. Optical Licenses’ earnings, included in CE’s 2005 results, declined by EUR 288 million; 70% of the decline related to past-use fees which were exceptionally high in 2004. Excluding Optical Licenses’ income, CE’s performance improved EUR 424 million, reflecting the benefits of the Business Renewal Program, including prior-year restructuring and the aforementioned TPV gain.
Lighting’s EBIT decreased from EUR 593 million in 2004 to EUR 556 million in 2005. The decrease was mainly due to the increased research and development expenditures for new products, lower demand for UHP applications and costs related to the consolidation of Lumileds.

Other Activities recorded negative EBIT of EUR 156 million, compared to a EUR 366 million profit achieved in 2004. EBIT in 2004 included a EUR 635 million gain from the NAVTEQ IPO.
In 2005, Unallocated generated a negative EBIT of EUR 471 million (2004: negative EUR 540 million). The improvement was attributable to a gain of EUR 116 million due to a release of a provision for retiree medical costs (EUR 187 million was recognized for the total Company), partially offset by higher costs for the Philips global brand campaign of EUR 58 million.
Financial income and expenses amounted to a profit of EUR 108 million in 2005, compared to a profit of EUR 216 million in 2004. The decline was due to lower gains on the sale of securities partly offset by the lower net interest expense due to the higher average cash position of the Company.
Results relating to unconsolidated companies generated a profit of EUR 1,754 million in 2005, as compared to EUR 1,464 million in 2004. The improved results were due to gains recognized on the sale of certain financial holdings, partially offset by an impairment charge recorded with respect to the investment in LG.Philips Displays.
Cash flows from operating activities for 2005 totalled EUR 1,141 million compared to EUR 1,435 million in 2004. An additional cash inflow of EUR 1,687 million was generated in 2005 by investing activities. Overall, these flows resulted in a net cash position (cash and cash equivalents, net of debt) of EUR 806 million at December 31, 2005 compared to a net debt position of EUR 164 million in 2004.
Performance of the Group

in millions of euros, except for the per common share data	2004 1)	2005 1)
Sales	24,855	25,775
% nominal increase	3	4
% comparable increase	8	4

EBIT	1,156	1,472
as a % of sales	4.6	5.7

Net operating capital (NOC)	4,524	5,679

Cash flows before financing activities	2,757	2,828

Employees (FTEs)	161,586	159,226
of which discontinued operations	35,116	37,417

1)	Restated to present the Semiconductors division as a discontinued operation.
Sales
In percentage terms the composition of the growth in sales of 2005 compared with 2004 was as follows:
Sales growth composition 2005 1) versus 2004 1)

			consoli-	com-
	nominal	currency	dation	parable
in %	growth	effects	changes	growth
Medical Systems	7.8	(0.5)	(0.6)	6.7
DAP	7.4	(1.5)	—	5.9
Consumer Electronics	5.1	(1.6)	1.2	4.7
Lighting	5.5	(1.1)	(0.4)	4.0
Other Activities	(17.8)	(0.2)	12.8	(5.2)
Philips Group	3.7	(1.1)	1.7	4.3

1)	Restated to present the Semiconductors division as a discontinued operation.

Sales in 2005 grew 4%, on both a nominal and comparable basis, to EUR 25,775 million. The appreciation of the US dollar and other currencies as compared to the euro had a positive net impact of 1% on sales, which was offset by consolidation changes. Comparable sales growth in 2005 was particularly strong at Medical Systems and DAP. The 7% growth at Medical Systems was driven by all businesses except MedQuist and Medical IT. Double-digit growth was visible in Computed Tomography, Ultrasound, X-ray and Cardiac & Monitoring Systems. The 6% growth at DAP was mainly attributable to Food & Beverage and Shaving & Beauty, following a large number of new product launches across all businesses. CE grew nearly 5%, driven by Connected Displays (strong growth in FlatTVs) and Home Entertainment Networks. Optical Licenses’ sales declined. In the Lighting division, Lighting Electronics and Luminaires were the main drivers of the 4% growth. Other Activities’ sales declined almost 18% in nominal terms due to the divestment of certain non-strategic activities within the Corporate Investments portfolio.
Earnings before interest and tax
The following overview aggregates sales and EBIT.

	2005 1)
			as a % of
in millions of euros	sales	EBIT	sales
Medical Systems	6,343	679	10.7
DAP	2,194	358	16.3
Consumer Electronics	10,422	506	4.9
Lighting	4,775	556	11.6
Other Activities	2,041	(156)	(7.6)
Unallocated	—	(471)	—

	25,775	1,472	5.7

in millions of euros	2004 1)
			as a % of
	sales	EBIT	sales
Medical Systems	5,884	35	0.6
DAP	2,044	332	16.2
Consumer Electronics	9,919	370	3.7
Lighting	4,526	593	13.1
Other Activities	2,482	366	14.7
Unallocated	—	(540)	—

	24,855	1,156	4.6

1)	Restated to present the Semiconductors division as a discontinued operation.
Total EBIT increased from 4.6% to 5.7% of sales in 2005 from 2004.
In 2005, Medical Systems’ EBIT of EUR 679 million was above 2004. 2004 included impairment charges of EUR 590 million for MedQuist and EUR 133 million for the Volumetrics litigation settlement. The growth in sales in 2005 was not fully reflected in EBIT margins mainly due to increased expenditures in research and development and the loss of EUR 87 million for MedQuist.
In 2005, DAP improved its EBIT primarily as a result of strong sales growth driven by new products. Profitability improved to 16.3% of sales, slightly above both 2004’s 16.2% and the division’s target of 15%.
The EBIT of CE’s operational business, which excludes Optical Licenses, improved significantly in 2005 due to higher sales, the positive impact of its Business Renewal Program, EUR 73 million lower restructuring charges and the EUR 136 million gain on the TPV transaction.

Earning before interest and
tax for Optical Licenses	2001	2002	2003	2004	2005
in millions of euros
Current use	258	149	176	226	140
Past use	93	39	121	252	50
Total	351	188	297	478	190

Optical Licenses, which is part of CE, saw income from optical patents decline, from EUR 478 million in 2004 to EUR 190 million in 2005 following an exceptionally strong contribution to income generated by past-use licenses and general settlements in 2004. Current-use license income decreased by EUR 86 million, mainly as a result of lower proceeds from CD and DVD-related programs.
Lighting’s EBIT declined from EUR 593 million in 2004 to EUR 556 million, mainly as a result of increased research and development expenditures for new products, lower demand for UHP applications and costs related to the acquisition in November 2005 of a further 47.25% stake in Lumileds. Philips’ stake in Lumileds was 96.5% at the end of 2005.
Earnings before interest and tax for Other Activities

in millions of euros	2004	2005
Corporate Technologies	(323)	(219)
Corporate Investments	102	(58)
Other	587	121

	366	(156)

The results of Other Activities in 2005 included improvements at Corporate Technologies (due to the closure of Liquid Crystal on Silicon (LCoS) and the divestment of PolyLED) and the Global Service Units (as a result of gains on real estate transactions). At Corporate Investments, income fell mainly due to the weak operational performance of Assembléon, as well as impairment and restructuring charges. The 2004 EBIT at Other Activities benefited from the initial public offering of NAVTEQ, which resulted in a gain of EUR 635 million.
The Unallocated sector consists mainly of costs of the corporate and regional organizations, pension costs not allocated to the sectors and costs for the global brand campaign. The total loss of Unallocated was reduced by EUR 69 million to a loss of EUR 471 million in 2005.
Pension costs in 2005 for Unallocated were EUR 18 million lower than in 2004 as a result of reduced costs in The Netherlands. Higher expenditures were made for the global brand campaign (EUR 138 million in 2005 compared to EUR 80 million in 2004).
Postretirement benefits costs in Unallocated included EUR 116 million income from a total provision release of EUR 187 million. The latter was triggered by a change in Dutch law relating to the treatment of medical insurance costs.
Financial income and expenses
Financial income and expenses consist of:

in millions of euros	2004	2005
Interest expenses (net)	(258)	(197)
Sales of securities	440	233
Other	34	72

	216	108

Net interest expenses were EUR 61 million lower than in 2004, mainly as a result of the higher average cash position of the Company during 2005 compared to 2004.
Income from the sale of securities reported under financial income and expenses contained the following main items:

in millions of euros	2004	2005
Income from the sale of securities:
Gain on sale of Atos Origin shares	—	185
Gain on sale of Great Nordic shares	—	48
Gain on sale of ASML shares	140	—
Gain on sale of Vivendi Universal shares	300	—
Total	440	233

The sale of the remaining shares in Atos Origin and Great Nordic, which were accounted for under available-for-sale securities, resulted in gains of EUR 185 million and EUR 48 million respectively. In 2004, the remaining shares in Vivendi Universal and ASML were sold.
Other financial income of EUR 72 million mainly related to a fair value gain on a share option (EUR 53 million) within the convertible bond received in connection with the sale and transfer of certain activities within Philips’ monitors and entry-level flat TV business to TPV.
Other financial income in 2004 primarily related to the recognition of interest (EUR 46 million) resulting from a favourable resolution of fiscal audits.
Income taxes
Income taxes amounted to EUR 506 million in 2005, compared to EUR 230 million in 2004. Income taxes in 2005 included an amount of EUR 240 million related to the transfer of shares of TSMC to the Company from its fully owned subsidiary Philips Electronics Industries Taiwan. This was partly offset by tax gains of EUR 109 million relating to final agreements on prior-year taxes in various jurisdictions.
The tax burden in 2005 corresponded to an effective tax rate of 32.0% on the pre-tax income, compared to an effective tax rate in 2004 of 16.8%. The effective tax rate in 2005 was affected by tax-exempt items such as a total gain of EUR 233 million from the sale of shares in Atos Origin and Great Nordic, as well as part of the gain from the sale and transfer of certain activities within Philips’ monitors and entry-level flat TV business to TPV. Non taxable items in 2004 were the gains on the initial public offering of NAVTEQ (EUR 635 million) and the sale of shares of Vivendi Universal and ASML (EUR 440 million) offset by the impairment charges of MedQuist of EUR 590 million.
Results relating to unconsolidated companies
The results from unconsolidated companies increased in 2005 by EUR 290 million to EUR 1,754 million:

in millions of euros	2004 1)	2005 1)
Company’s participation in income	1,033	513
Results on sales of shares	185	1,545
Gains arising from dilution effects	254	165
Investment impairment and guarantee charges	(8)	(469)

	1,464	1,754

1)	Restated to present the Semiconductors division as a discontinued operation.
The Company’s participation in the net income of unconsolidated companies declined from EUR 1,033 million in 2004 to EUR 513 million in 2005, primarily as a result of lower results at LG.Philips LCD. In addition, the sale of stakes led to reduced shareholdings in the unconsolidated companies and, consequently, a reduction in Philips’ share in their net income.
For LG.Philips LCD, the trend to replace cathode-ray tube (CRT) displays with flat displays was the key driver leading to sales growth of 21% in 2005. As a result of strong price erosion and the reduced shareholding, the Company’s share in LG.Philips LCD’s operational result was EUR 146 million in 2005, EUR 429 million below 2004.

In 2005, the Company had a share in income and losses of various other companies, primarily TSMC and InterTrust.
In 2004, the license agreement between InterTrust Technologies and Microsoft to settle all their outstanding litigation contributed a net gain of EUR 100 million.
Results on the sale of shares in 2005 are primarily attributable to the EUR 753 million gain on the sale of the remaining 33 million shares in NAVTEQ. Additionally, 568 million shares in TSMC (EUR 460 million gain) were sold, reducing the shareholding from 19.0% to 16.4%. Furthermore, in 2005 the Company sold 27.4 million shares in LG.Philips LCD, resulting in a gain of EUR 332 million and a 7.6% reduction in the shareholding from 40.5% to 32.9%.
Gains and losses arising from dilution effects in 2005 were mainly due to a EUR 189 million dilution gain recorded for LG.Philips LCD as a result of the secondary offering of shares in 2005. As a consequence, the Company’s shareholding in LG.Philips LCD decreased from 44.6% to 40.5%. This dilution gain increased the book value of Philips’ investment in LG.Philips LCD.
In 2005 and 2004, new shares were issued in grants to employees and as a stock dividend. Because Philips only participated in the stock dividend distribution, its shareholding in TSMC was diluted as a result of shares issued to employees. Accordingly, Philips recorded a dilution loss of EUR 24 million in 2005. This dilution loss decreased the book value of Philips’ investment in TSMC and was charged to results relating to unconsolidated companies.
On December 21, 2005, Philips announced the write-off of the book value of LG.Philips Displays due to the increased pressure from flat displays on demand and prices for CRTs. The write-off of the remaining book value at the end of November amounted to EUR 126 million for the investment and EUR 290 million for the accumulated currency translation losses related to the investment previously accounted for directly in Philips’ stockholders’ equity. The impairment charges totaled EUR 416 million and were of a non-cash nature. Philips also fully provided for the existing guarantee of EUR 42 million provided to LG.Philips Displays’ banks. All amounts above were reported to Results relating to unconsolidated companies in December 2005.
Minority interests
The share of minority interests in the income of group companies in 2005 increased income by EUR 3 million, compared to a reduction of EUR 22 million in 2004. The main drivers behind the increase were a share in the loss of MedQuist due to its deteriorating results (largely impacted by a charge of some EUR 50 million related to certain customer accommodation payments) as well as the impact of the deconsolidation of NAVTEQ.
Net income
In 2005, net income amounted to EUR 2,868 million (EUR 2.29 per common share — basic), compared to EUR 2,836 million (EUR 2.22 per common share — basic) in 2004.

Performance by sector
Medical Systems
Key data

in millions of euros, except for FTE data	2004	2005
Sales	5,884	6,343

Sales growth
% increase (decrease), nominal	(2)	8
% increase, comparable	4	7

Earnings before interest and tax	35	679
as a % of sales	0.6	10.7

Net operating capital (NOC)	2,862	3,400

Cash flows before financing activities	677	566

Employees (FTEs)	30,790	30,978

Total currency-comparable order intake in 2005 was very strong, with 14% growth compared to 2004, and included solid order intake for the new iSite® PACS from Stentor.
In 2005, sales increased compared to 2004, showing nominal growth of 8% and comparable growth of 7%, driven by all businesses except MedQuist and Medical IT (which was partly impacted by the Stentor acquisition due to the revenue delay in anticipation of the new iSite® PACS from Stentor). Double-digit growth was visible in Computed Tomography (due to strong demand for new products such as the Brilliance CT 40- and 64-slice), Ultrasound (due to strong demand for the new products iE33, HD11 and HD3), X-ray and Cardiac & Monitoring Systems. All regions contributed to this sales growth, especially Asia Pacific and Latin America.
EBIT of Medical Systems in 2005 was negatively impacted by higher research and development expenditures (specifically in the areas of molecular medicine and new sensor technologies) and additional costs related to the acquisition of Stentor. Research and development expenditures as a percentage of sales increased from 8.1% in 2004 to 8.3% in 2005.
MedQuist posted a negative EBIT of EUR 87 million in 2005 (2004: profit of EUR 12 million), of which some EUR 50 million was attributable to certain customer accommodation payments.
EBIT in 2004 was negatively impacted by the EUR 590 million impairment charge at MedQuist and the EUR 133 million net litigation settlement for Volumetrics. Adjusted for MedQuist in 2004 and 2005, and Volumetrics in 2004, EBIT of Medical Systems increased by EUR 20 million in 2005.
Cash flow before financing activities decreased by EUR 111 million and was impacted by the acquisition related cash outflow for Stentor of EUR 194 million.

Domestic Appliances and Personal Care
Key data

in millions of euros, except for FTE data	2004	2005
Sales	2,044	2,194

Sales growth
% increase (decrease), nominal	(4)	7
% increase (decrease), comparable	(1)	6

Earnings before interest and tax	332	358
as a % of sales	16.2	16.3

Net operating capital (NOC)	393	370

Cash flows before financing activities	393	418

Employees (FTEs)	8,205	8,203

In 2005, full-year sales grew by 7% on a nominal basis, and 6% on a comparable basis from 2004. Nominal sales growth was mainly driven by a 7% increase at Shaving & Beauty (attributable to new SmartTouch/Speed-XL shavers and new hair care products) and a 15% increase at Food & Beverage (driven by Senseo, food appliances and PerfectDraft). Home Environment Care posted 5% growth, driven by the new vacuum cleaner line. In spite of a growing market share in the US, Oral Healthcare sales declined by 1%, mainly due to strong competition in Europe.
Research and development expenditures increased in the Consumer Health & Wellness group. In 2005, EBIT amounted to EUR 358 million, or 16.3% of sales, slightly above 2004’s level and the division’s target of 15%.
Consumer Electronics
Key data

in millions of euros, except for FTE data	2004	2005
Sales	9,919	10,422

Sales growth
% increase, nominal	8	5
% increase, comparable	11	5

Earnings before interest and tax	370	506
as a % of sales	3.7	4.9

Net operating capital (NOC)	(161)	(296)

Cash flows before financing activities	503	650

Employees (FTEs)	16,993	15,537

Compared to 2004, CE achieved strong sales growth of 5% in 2005 on both a nominal and comparable basis. In value terms, sales exceeded EUR 10 billion. Connected Displays (strong increase in FlatTV) and Home Entertainment Networks (increase in DVD recorders) drove the growth, whereas Optical Licenses and Mobile Infotainment (decrease in mobile phone sales) showed a decline. Excluding Optical Licenses, nominal and comparable sales growth was 8%.

Compared to 2004, EBIT improved by EUR 136 million to EUR 506 million in 2005, including the EUR 136 million gain related to the TPV transaction. In 2005, restructuring charges were EUR 73 million lower than in 2004. Optical Licenses’ EBIT of EUR 190 million was EUR 288 million lower than in 2004; of this decline, 70% was due to lower past-use fees, the remainder to lower current-use fees from CD and DVD-related patents. The change in EBIT was affected by Optical Licenses, the TPV gain and restructuring costs. Adjusted for those, EBIT was EUR 247 million in 2005, or 2.4% of sales, an improvement of EUR 215 million compared to 2004.
In 2005, net operating capital ended at EUR 296 million negative (2004: negative EUR 161 million), reflecting the ongoing success of the division’s asset-light strategy.
Lighting
Key data

in millions of euros, except for FTE data	2004	2005
Sales	4,526	4,775

Sales growth
% increase , nominal	0	6
% increase, comparable	5	4

Earnings before interest and tax	593	556
as a % of sales	13.1	11.6

Net operating capital (NOC)	1,493	2,491

Cash flows before financing activities	625	(180)

Employees (FTEs)	44,004	45,649

In 2005, nominal sales increased 6% over 2004, with changes in the value of the dollar and dollar-related currencies and the consolidation of Lumileds having a positive impact of 2%. Lumileds was consolidated at the end of November 2005, with only a marginal impact on the division’s sales. Comparable sales increased by 4% in 2005. Lamps, Luminaires and Lighting Electronics, with comparable growth of 4%, 6% and 6% respectively, were the main drivers. Nominal growth was 5%, 7% and negative 3% respectively, the latter influenced by the transfer of part of the Lighting Electronics activities to the Automotive, Special Lighting, UHP & LCD Backlighting group. With comparable growth of just 1% (nominal sales growth was 12%), the Automotive, Special Lighting, UHP & LCD Backlighting activities were impacted primarily by lower demand for UHP applications, in particular those related to the rear projection television and front projector markets. In 2005, sales in Asia Pacific and Europe were strong, with nominal growth of 9% and 6% respectively.
EBIT decreased from EUR 593 million in 2004 to EUR 556 million in 2005. The decrease was mainly due to increased research and development expenditures for new products, lower demand for UHP applications and costs related to the consolidation of Lumileds. Restructuring and impairment charges in 2005 amounted to EUR 32 million, compared to EUR 63 million in 2004.
Cash flow before financing activities decreased by EUR 805 million in 2005, mainly due to the cash outflow of EUR 788 million for the Lumileds acquisition.

Other Activities
Key data

in millions of euros, except for FTE data	2004	2005
Sales	2,482	2,041

Sales growth
% increase (decrease), nominal	12	(18)
% increase (decrease), comparable	18	(5)

EBIT Corporate Technologies	(323)	(219)

EBIT Corporate Investments	102	(58)

EBIT Other	587	121

Total Earnings before interest and tax	366	(156)
as a % of sales	14.7	(7.6)

Net operating capital (NOC)	117	272

Cash flows before financing activities	741	2,584

Employees (FTEs)	23,869	19,050

Corporate Technologies
EBIT of Corporate Technologies in 2005 amounted to a loss of EUR 219 million, compared to a loss of EUR 323 million in 2004. The closure of Liquid Crystal on Silicon (LCoS) activities in the fourth quarter of 2004 and the divestment of PolyLED in the third quarter of 2005 reduced costs by EUR 77 million compared to 2004. The Technology Incubator initiated a number of new products whose development accelerated during 2005, resulting in higher costs. New incubators for healthcare and lifestyle were established.
Corporate Investments
EBIT showed a loss of EUR 58 million in 2005, compared to earnings of EUR 102 million in 2004. This was due to lower earnings at the main businesses as well as restructuring and impairment charges (totaling EUR 28 million) in connection with the repositioning of activities.
Sales of the main businesses Assembléon and Philips Enabling Technologies Group decreased in 2005 by 12% and 17% respectively on both a nominal and comparable basis. Sales and earnings at Assembléon were negatively impacted by quality problems, since resolved, with the introduction of a new system. Sales of Philips Enabling Technologies Group decreased in line with market developments.
In 2005, HTP Automotive, Philips Aerospace and CMS Louviers were successfully divested, resulting in a positive cash flow of EUR 19 million and a transaction loss of EUR 5 million.
Other
The Finance Shared Services, People Services, Purchasing Services, Real Estate Services and IT Services organizations were key contributors to the efficiencies achieved in 2005.
EBIT fell from EUR 587 million in 2004 to EUR 121 million in 2005. The decline is primarily due to the net book gain in 2004 of EUR 635 million relating to the initial public offering of NAVTEQ.
EBIT in 2005 was positively impacted by the result of the Real Estate Service Unit, with various gains on real estate transactions amounting to EUR 122 million. The sale of the Philips Pension Competence Center in 2005 resulted in a gain of EUR 42 million, which was offset by lower EBIT from Optical Storage, which decreased from EUR 68 million in 2004 to EUR 4 million in 2005.

Unallocated
Key data

in millions of euros, except for FTE data	2004	2005
Corporate and regional overheads	(309)	(317)
Global brand campaign	(80)	(138)
Pensions/postretirement benefit costs	(151)	(16)

Earnings before interest and tax	(540)	(471)
Net operating capital (NOC)	(180)	(558)

Cash flows before financing	(182)	(1,210)

Number of employees (FTEs)	2,609	2,392

Corporate & Regional Overheads
Corporate and regional overhead costs in 2005 were higher than in 2004, primarily as a result of spending on certain corporate projects in the fields of Human Resources Management, Finance Excellence and Sarbanes-Oxley compliance. In addition, 2004 included some incidental provision releases.
The extension of the global brand campaign activities in 2005 resulted in a corresponding increase in expenditure.
The EUR 16 million costs under pensions/postretirement benefit costs included a gain of EUR 116 million from a total provision release of EUR 187 million. The latter was triggered by a change in Dutch law relating to the treatment of medical insurance costs.
Performance by region
Key data

	2004 1)		2005 1)
		earnings		Earnings
		before		before
		interest		interest
in millions of euros	sales	and tax	sales	and tax
Europe and Africa	11,703	884	11,520	1,089
North America	6,944	38	7,502	153
Latin America	1,376	51	1,804	92
Asia Pacific	4,832	183	4,949	138

	24,855	1,156	25,775	1,472

1)	Restated to present the Semiconductors division as a discontinued operation.
Compared to 2004, Sales in Europe and Africa declined by 2% in 2005, with divestments having a downward effect of 1%. The decline was mainly visible in Other Activities, whereas Medical Systems, DAP and Lighting showed a nominal sales increase of 3%, 6% and 6% respectively.
Sales in North America showed a strong increase of 8% in 2005, both nominally and comparably, and were particularly strong in CE, which benefited from the positive impact of the Business Renewal Program and strong demand for FlatTV and DVD recorders with hard-disk functionality.

Sales in Asia Pacific increased by 2% in 2005. Growth was visible in all divisions except CE, which benefited from past-use license agreements in 2004. Double-digit growth was visible at Medical Systems and DAP on a nominal basis.
Latin America posted exceptional sales growth of 31% nominal in 2005, attributable in part to the positive effects of currency movements. Excluding these currency effects, the region nevertheless showed strong comparable growth of 19%. All divisions, except Lighting (12% nominal; 5% comparable) and Other Activities (3% nominal decrease; 4% comparable decrease), returned double-digit growth on a nominal and comparable basis. EBIT improved in all regions except Asia Pacific in 2005, as 2004 EBIT in Asia Pacific was positively influenced by past-use license agreements.
Research and development expenditures
In 2005 research and development expenditures totalled EUR 1.6 billion, or 6.2% of sales, compared to 6.5% in 2004.
During 2005 and 2004, total expenditure on research and development has remained relatively stable, while sales have shown consistent year-on-year growth. Consequently, research and development expenditure as a percentage of sales has fallen to a low in 2005 of 6.2%.
In 2005, Medical Systems saw an increased research and development spend in the areas of molecular medicine and new sensor technologies, Lighting in LCD backlighting and DAP in Consumer Health & Wellness. Research and development expenditure was also aligned to the healthcare, lifestyle and technology focus areas, including the establishment in late 2005 of two new research incubators for healthcare and lifestyle (breeding grounds for new, innovative product concepts). As a result, the relative amount of research invested in the more traditional areas was reduced.
Employment
Change in number of employees

in FTEs	2004	2005
Position at beginning of year	164,438	161,586
Consolidation changes:
- new consolidations	2,374	1,795
- deconsolidations	(2,792)	(2,552)
Comparable change	(2,434)	(1,603)

Position at year-end	161,586	159,226
At the end of December 2005, the total number of employees of the Philips Group was 159,226, a decline of 2,360 compared to December 31, 2004.
Employees by sector

	at the end of
in FTEs	2004 1)	2005 1)
Medical Systems	30,790	30,978
DAP	8,205	8,203
Consumer Electronics	16,993	15,537
Lighting	44,004	45,649
Other Activities	23,869	19,050
Unallocated	2,609	2,392
Discontinued operations	35,116	37,417

Total	161,586	159,226

1)	Restated to present the Semiconductors division as a discontinued operation.

The largest employment reductions in 2005 occurred at Other Activities (due to divestments and a lower activity level) and at CE (due to the sale and transfer of certain activities within Philips’ monitors and entry-level flat TV business to TPV). The number of employees increased at Lighting due to the consolidation of Lumileds.
Employees by geographic area

	at the end of
in FTEs	2004 1)	2005 1)
Netherlands	20,476	20,068
Europe (excl. Netherlands)	35,492	34,860
USA and Canada	25,172	25,362
Latin America	13,497	13,692
Africa	409	404
Asia Pacific	31,424	27,423

	126,470	121,809

Discontinued operations	35,116	37,417

Total	161,586	159,226

1)	Restated to present the Semiconductors division as a discontinued operation.

Average sale per employee
(excluding Semiconductors)	2004 1)	2005 1)
In thousand of euros	191	209

1)	Excluding the Semiconductors division, which has been restated and presented as a discontinued operation.
Sales per employee grew from EUR 191,000 in 2004 to EUR 209,000 in 2005, an increase of 9%. A double-digit improvement was visible at CE, resulting from both strong sales growth and the transfer of the monitors/low-end flat TV production and supply activities to TPV. The remaining sectors posted increases in sales per employee.
Liquidity and capital resources
Cash flows
Condensed consolidated statements of cash flows for the years ended December 31, 2005 and 2004 are presented below:

in millions of euros	2004 1)	2005 1)
Cash flow from operating activities:
Net income	2,836	2,868
Income discontinued operations	(252)	(37)
Adjustments to reconcile net income to net cash used for operating activities	(1,149)	(1,690)

Net cash provided by operating activities	1,435	1,141
Net cash provided by investing activities	1,322	1,687

Cash flows before financing activities	2,757	2,828
Net cash used for financing activities	(2,145)	(2,589)

Cash provided by continuing operations	612	239
Effect on changes in exchange rates on cash positions	(45)	159
Net cash provided by discontinued operations	710	546
Cash and cash equivalents at beginning of year	3,072	4,349

Cash and cash equivalents at end of year	4,349	5,293

1)	Restated to present the Semiconductors division as a discontinued operation.

Cash flows from operating activities
In 2005, net cash provided by operating activities amounted to EUR 1,141 million, compared to EUR 1,435 million in 2004, mainly reflecting higher working capital needs, particularly in Medical Systems and Lighting. Inventories as a percentage of sales at the end of 2005 increased to 10.9%, 0.8% above the level of the previous year. During 2005, the lower amount of cash generated from the movement in working capital was driven by a lower increase in payables than in receivables and inventories.
Cash flows from investing activities
Net cash provided by investing activities of EUR 1,687 million in 2005 (2004: EUR 1,322 million) mainly consisted of:
▪	Net capital expenditures of EUR 506 million, EUR 119 million below the level of 2004.

▪	Acquisitions totalling EUR 1,107 million, mainly the acquisition of the additional 47.25% share in Lumileds which had a cash impact of EUR 788 million. Stentor was acquired for EUR 194 million. In addition, cash payments of EUR 46 million were made for maturing currency hedges.

▪	Cash proceeds from divestments of EUR 3,346 million, mainly related to the sale of shares in NAVTEQ (EUR 932 million), TSMC (EUR 770 million), Atos Origin (EUR 554 million), LG.Philips LCD (EUR 938 million) and Great Nordic (EUR 67 million).
As a result of the items mentioned above, cash flows before financing activities were positive EUR 2,828 million in 2005, compared to EUR 2,757 million in 2004.
Cash flows from financing activities
Net cash used for financing activities in 2005 amounted to EUR 2,589 million. The impact of changes in debt was a reduction of EUR 324 million, including EUR 251 million of scheduled bond repayments. Philips’ shareholders were paid EUR 504 million in dividend. Additionally, EUR 1,836 million was used to acquire approximately 84 million shares as a part of the Company’s share repurchase programs. Offsetting this amounts in part was a cash inflow due to the exercise of stock options for an amount of EUR 75 million.
Net cash used for financing activities in 2004 amounted to EUR 2,145 million. During the year, Philips repaid EUR 1,227 million of maturing bonds and repurchased EUR 300 million of notes that otherwise would have matured on August 30, 2005. Additionally, Philips’ shareholders were paid EUR 460 million in dividend. Treasury stock transactions led to a cash outflow of EUR 18 million. Cash outflow for shares acquired (EUR 96 million) was partly offset by cash inflow due to the exercise of stock options (EUR 78 million).

Financing
Condensed balance sheet

in millions of euros	2004 1)	2005 1)
Cash and cash equivalents	4,349	5,293
Receivables	8,136	8,976
Assets of discontinued operations	4,198	3,973
Inventories	2,500	2,797
Unconsolidated companies	5,284	5,342
Other non-current financial assets	956	730
Property, plant and equipment	2,792	3,019
Intangible assets	2,524	3,775

Total assets	30,739	33,905

1)	Restated to present the Semiconductors division as a discontinued operation.

in millions of euros	2004 1)	2005 1)
Accounts payables and other liabilities	7,188	8,498
Liabilities of discontinued operations	1,346	1,385
Provisions	2,673	2,710
Debt	4,513	4,487
Minority interests	159	159
Stockholders’ equity	14,860	16,666

Total liabilities and equity	30,739	33,905

1)	Restated to present the Semiconductors division as a discontinued operation.
Cash and cash equivalents
In 2005, cash and cash equivalents increased by EUR 944 million to EUR 5,293 million at year-end. Cash proceeds from divestments amounted to EUR 3,346 million, while the share repurchase programs led to a cash outflow of EUR 1,836 million. There were further cash outflows for acquisitions of EUR 1,107 million, including Stentor and Lumileds for a total of EUR 982 million. Currency changes during 2005 increased cash and cash equivalents by EUR 159 million. In 2004, cash and cash equivalents increased by EUR 1,277 million to EUR 4,349 million at year-end. Currency changes during 2004 reduced cash and cash equivalents by EUR 45 million.
Debt position
Total debt outstanding at the end of 2005 was EUR 4,487 million, compared with EUR 4,513 million at the end of 2004.
Changes in debt are as follows:

in millions of euros	2004	2005
New borrowings	258	74
Repayments	(1,925)	(398)
Consolidation and currency effects	304	298

Total changes in debt	(1,363)	(26)

In 2005, total debt decreased by EUR 26 million to EUR 4,487 million. Philips repaid EUR 251 million in scheduled bond repayments. A further EUR 53 million was repaid or converted under convertible personnel debentures and staff savings plans, repayments of bank facilities and capital lease transactions were EUR 78 million and the remaining repayments of EUR 16 million resulted from reductions in other debt. New borrowings of EUR 74 million included EUR 35 million for convertible personnel debentures and staff savings plans, a further EUR 24 million for capital lease transactions with the remaining EUR 15 million split over other types of debt.
In 2004, total debt decreased by EUR 1,363 million to EUR 4,513 million. Philips reduced the outstanding bonds by EUR 1,527 million, due to a EUR 1,227 million repayment of maturing bonds and a EUR 300 million early redemption of a note. Currency effects reduced total debt by EUR 105 million.
Long-term debt as a proportion of the total debt stood at 74% at the end of 2005, compared to 79% at the end of 2004.

Net debt
The Company had a net cash position (cash and cash equivalents, net of debt) of EUR 806 million at the end of 2005, compared to a net debt position at the end of 2004 of EUR 164 million.
Stockholders’ equity
Stockholders’ equity increased by EUR 1,806 million to EUR 16,666 million at December 31, 2005. Net income contributed EUR 2,868 million, whereas other comprehensive income had an increasing effect of EUR 1,137 million, mainly due to the positive change of currency translation differences (EUR 1,521 million), partly offset by the effect of the sale of available-for-sale securities (EUR 184 million), a negative change in the deferred result of forward exchange rate contracts (EUR 84 million) and additional minimum pension liabilities (EUR 116 million). Furthermore, stockholders’ equity was reduced by EUR 504 million due to the dividend payment to shareholders in 2005, and by EUR 1,836 million due to the share repurchase programs for capital reduction purposes and the hedging of long term incentive and employee stock purchase programs.
In 2004, stockholders’ equity increased by EUR 2,097 million to EUR 14,860 million. The increase was primarily driven by net income of EUR 2,836 million. This was partly offset by decreases of EUR 242 million related to available-for-sale securities, EUR 43 million in negative currency translation differences and the dividend payment of EUR 460 million.
The number of outstanding common shares of Royal Philips Electronics at December 31, 2005 was 1,201 million (2004: 1,282 million).
At the end of 2005, the Group held 43.0 million shares in treasury to cover the future delivery of shares in conjunction with the 69.0 million rights outstanding at year-end 2005 under the Company’s long-term incentive plan and convertible personnel debentures. At the end of 2005, the Company held 71.7 million shares for cancellation. Treasury shares are accounted for as a reduction of stockholders’ equity.
Liquidity position
The fair value of the Company’s listed available-for-sale securities, based on quoted market prices at December 31, 2005, amounted to EUR 113 million, of which EUR 78 million related to JDS Uniphase and EUR 35 million related to D&M Holdings. Philips’ shareholding in its main listed unconsolidated companies had a fair value of EUR 11,139 million based on quoted market prices at December 31, 2005, and consisted primarily of the Company’s holdings in TSMC, TPV and LG.Philips LCD with values of EUR 6,531 million, EUR 218 million and EUR 4,244 million respectively. The Company has lock-up periods associated with the sale of shares in some of its shareholdings in listed unconsolidated companies. These lock-up periods, with their associated expiry dates, exist for LG.Philips LCD (February 2006), FEI Company (February 2006), TSMC (December 2006) and TPV (September 2008). Furthermore, the LG.Philips LCD shareholders agreement with LG Electronics includes an agreement that both companies will maintain a holding of at least 30% each until July 2007.
Including the Company’s net cash position, listed available-for-sale securities and listed unconsolidated companies, as well as its USD 2.5 billion revolving credit facility, the Company had access to net available liquidity resources of EUR 14,167 million as of December 31, 2005, compared to EUR 12,624 million one year earlier.

in millions of euros	2004	2005
Cash and cash equivalents	4,349	5,293
Long-term debt	(3,552)	(3,320)
Short-term debt	(961)	(1,167)

Net debt/cash	(164)	806
Available-for-sale securities at market value	662	113
Main listed unconsolidated companies at market value	10,288	11,139

Net available liquidity	10,786	12,058
Revolving credit facility/CP program	1,838	2,109

Net available liquidity resources	12,624	14,167

Critical accounting policies
The preparation of Philips’ financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of our financial statements. The policies that management considers both to be most important to the presentation of Philips’ financial condition and results of operations and to make the most significant demands on management’s judgments and estimates about matters that are inherently uncertain are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.
A complete description of Philips’ accounting policies appears on pages 124 through 129 under the heading “Accounting Policies” of the 2006 Annual Report, and is incorporated herein by reference.
Accounting for pensions and other postretirement benefits
Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee’s approximate service period, based on the terms of the plans and the investment and funding decisions made by the Company. The accounting requires management to make assumptions regarding variables such as discount rate, rate of compensation increase, return on assets, and future healthcare costs. Pension assumptions are set centrally by the management in consultation with its local, regional or country management and locally appointed actuaries at least once a year. If reasonably practical, the Company uses the full yield curve. If not, the Company sets a single point discount rate, which corresponds to the maturity of the pension plan’s liabilities. Discount rates are preferably derived from the swap curve, unless the bylaws or plan rules of a particular pension plans and/or the local regulator explicitly permits and Trustees agree to value their pension plan’s liabilities against the yield on corporate AA bonds. If the swap curve is not available in a particular market, the discount rate is dependent on the sovereign bond curve. Relevant data regarding various local swap curves, sovereign bond curves and/or corporate AA bonds are sourced from Bloomberg.
Changes in the key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred. For a discussion of the current funded status and a sensitivity analysis with respect to pension plan assumptions, please refer to note 20 on pages 148 through 152 of the 2006 Annual Report incorporated herein by reference. For a sensitivity analysis with respect to changes in the assumptions used for postretirement benefits other than pensions, please refer to note 21 on pages 153 through 155 of 2006 Annual Report incorporated herein by reference.
Contingent liabilities
Legal proceedings covering a range of matters are pending in various jurisdictions against the Company and its subsidiaries. Due to the uncertainty inherent in litigation, it is often difficult to predict the final outcome. The cases and claims against the Company often raise difficult and complex factual and legal issues which are subject to many uncertainties and complexities, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction in which each suit is brought and the differences in applicable law. In the normal course of business, management consults with legal counsel and certain other experts on matters related to litigation.
The Company accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. If either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable, the matter is disclosed provided it is material.
The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment. The methodology for determining the level of liability requires a significant amount of judgment regarding assumptions and estimates. In determining the accrual for losses associated with environmental remediation obligations, such significant judgments relate to the extent and types of hazardous substances at a site, the various technologies that may be used for remediation, the standards of what constitutes acceptable remediation, the relative risk of the environmental condition, the number and financial condition of other potentially responsible parties, and the extent of the Company’s and/or its subsidiaries’ involvement. The Company utilizes experts in the estimation process. However, these judgments, by their nature, may result in variances between actual losses and estimates. Accruals for estimated losses from environmental remediation obligations are recognized when information becomes available that allows a reasonable estimate of the liability, or a component (i.e. particular tasks) thereof. The accruals are adjusted as further information becomes available.
Please refer to note 27 of the 2006 Annual Report incorporated herein by reference for a discussion of contingent liabilities.
Accounting for income taxes
As part of the process of preparing consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it conducts business. This process involves estimating actual current tax expense and temporary differences between tax and financial reporting. Temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The Company must assess the likelihood that deferred tax assets will be recovered from future taxable income. A valuation allowance is recognized to reduce deferred tax assets if, and to the extent that, it is more likely than not that all or some portion of the deferred tax assets will not be realized. In the event that actual results differ from estimates in future periods, and depending on the tax strategies that the Company may be able to implement, changes to the valuation allowance could be required, which could impact the Company’s financial position and net income.
Impairment
Goodwill and indefinite-lived intangibles are not amortized but tested for impairment annually in the second quarter and whenever impairment indicators require so. The Company reviews long-lived assets other than goodwill and indefinite-lived intangibles for impairment when events or circumstances indicate that carrying amounts may not be recoverable.
Assets subject to this review include equity and security investments, intangible assets and tangible fixed assets. Impairment of equity and security investments results in a charge to income when a loss in the value of an investment is deemed to be other than temporary. Management regularly reviews each equity and security investment for impairment based on the extent to which cost exceeds market value, the duration of decline in market value and the financial condition of the issuer. In determining impairments of intangible assets, tangible fixed assets and goodwill, management must make significant judgments and estimates to determine whether the cash flows generated by those assets are less than their carrying value. Determining cash flows requires the use of judgments and estimates that have been included in the Company’s strategic plans and long-range forecasts. The data necessary for the execution of the impairment tests are based on management’s estimates of future cash flows, which require estimating revenue growth rates and profit margins. Assets other than goodwill are written down to their fair value when the undiscounted cash flows are less than the carrying value of the assets. The fair value of impaired assets is generally determined by taking into account these estimated cash flows and using a present value technique for discounting these cash flows based on the business specific Weighted Average Cost of Capital (WACC), which ranged between 7.7% and 14.1% in 2006. Goodwill is evaluated annually for impairment at business unit level, and written down to its implied fair value, in the case of impairment. The determination of such implied fair value involves significant judgement and estimates from management. Changes in assumptions and estimates included within the impairment reviews could result in significantly different results than those recorded in the consolidated financial statements.
Valuation allowances for certain assets
The Company records its inventories at cost and provides for the risk of obsolescence using the lower of cost or market principle. The expected future use of inventory is based on estimates about future demand and past experience with similar inventories and their usage.
The risk of uncollectibility of accounts receivable is primarily estimated based on prior experience with, and the past due status of, doubtful debtors, while large accounts are assessed individually based on factors that include ability to pay, bankruptcy and payment history. In addition, debtors in certain countries are subject to a higher collectibility risk, which is taken into account when assessing the overall risk of uncollectibility. Should the outcome differ from the assumptions and estimates, revisions to the estimated valuation allowances would be required.
Warranty costs
The Company provides for warranty costs based on historical trends in product return rates and the expected material and labor costs to provide warranty services. If it were to experience an increase in warranty claims compared with historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, income could be adversely affected.
Intangible assets acquired in business combinations
The Company has acquired several entities in business combinations that have been accounted for by the purchase method, resulting in recognition of substantial amounts of in-process research and development, goodwill and other intangible assets. The amounts assigned to the acquired assets and liabilities are based on assumptions and estimates about their fair values. In making these estimates, management typically consults independent qualified appraisers. A change in assumptions and estimates would change the purchase price allocation, which could affect the amount or timing of charges to the income statement, such as write-offs of in-process research and development and amortization of intangible assets. In-process research and development is written off immediately upon acquisition, whereas intangible assets other than goodwill are amortized over their economic lives.
New Accounting Standards
For a description of new accounting pronouncements, reference is made to page 129 of the 2006 Annual Report, incorporated herein by reference.
Off-balance sheet arrangements
The information on pages 48 and 49 under the heading “Guarantees” and note 27 on pages 157 and 158 of the 2006 Annual Report is incorporated herein by reference.
Contractual obligations and commercial commitments
The information on page 49 under the heading “Contractual Cash Obligations”, note 26 on page 157 and note 36 on pages 170 and 171 of the 2006 Annual Report is incorporated herein by reference.

Trading activities that include non-exchange traded contracts accounted for at fair value
Philips does not engage in trading activities in non-exchange traded contracts.
Research and Development
The information on pages 78 through 81 under the heading “Corporate Technologies” and page 136 under the heading “Research and development expenses” of the 2006 Annual Report is incorporated herein by reference.
Item 6. Directors, senior management and employees
The information on pages 14 through 19 under the heading “Our Leadership”, pages 100 through 109 under the heading “Report of the Supervisory Board”, page 136 under the heading “Employees”, note 20 and 21 on pages 148 through 155 and note 34 on pages 166 through 169 of the 2006 Annual Report is incorporated herein by reference.
Directors and senior management
The information required by the Item “Directors and Senior Management” is included on pages 14 through 19 of the 2006 Annual Report, which is incorporated herein by reference. In line with regulatory requirements, the Company’s policy forbids personal loans to and guarantees on behalf of members of the Board of Management, the Supervisory Board or the Group Management Committee, and no loans and guarantees have been granted and issued, respectively, to such members in 2006, nor are any loans or guarantees outstanding as of the date of this Annual Report on Form 20-F.
Compensation
For information on the remuneration of the Board of Management and the Supervisory Board, required by this Item, see pages 102 through 107 of the 2006 Annual Report, which is incorporated herein by reference, with respect to information on bonus and profit sharing plans, note 33 “Share-based compensation” beginning on page 161 and note 34 “Information on remuneration of the individual members of the Board of Management and the Supervisory Board” beginning on page 166 of the 2006 Annual Report, which are incorporated herein by reference, with respect to information on an individual basis for aggregate compensation, stock options and restricted share grants and pensions.
Board practices
For information on office terms for the Supervisory Board and the Board of Management, required by this Item, see pages 14 through 19 under the heading “Our Leadership”, pages 102 through 107 under the heading “Report of the Remuneration Committee”, pages 226 through 228 under the heading “Board of Management” and pages 228 through 231 under the heading “Supervisory Board” of the 2006 Annual Report, each of which is incorporated herein by reference. For information on service contracts of the Board of Management providing for termination benefits, see page 107 under the heading “Contracts of employment” of the 2006 Annual Report, which is incorporated herein by reference. Information on the members of the Audit Committee and Remuneration Committee is provided on pages 18 and 19 of the 2006 Annual Report, which is incorporated herein by reference. The terms of reference under which the Supervisory Board and the Audit Committee and Remuneration Committee thereof operate are described on pages 228 through 231 of the 2006 Annual Report, which are incorporated herein by reference.
Employees
Information about the number of employees, including by geography and category of activity, is set forth under the heading “Employment” on page 43 and “Employees” on page 136 of the 2006 Annual Report, which is incorporated herein by reference.
Share ownership
For information on shares, restricted shares and options granted to members of the Board of Management and the Supervisory Board, as required by this Item, reference is made to notes 33 and 34 on pages 161 through 169 of the 2006 Annual Report, incorporated herein by reference. The aggregate share ownership of the members of the Board of Management and the Supervisory Board represents less than 1% of the outstanding ordinary shares in the Company.
For a discussion of the options, restricted shares and the employee debentures of Philips, see note 23 “Short-term debt”, note 28 “Stockholders’ equity” and note 33 “Share-based compensation” of “Notes to the Consolidated Financial Statements” on pages 155 through 165 of the 2006 Annual Report, incorporated herein by reference.
The members of the Board of the Stichting Preferente Aandelen Philips are Messrs S.D. de Bree, F.J.G.M. Cremers, M.W. den Boogert, W. de Kleuver and G.J. Kleisterlee. Messrs de Kleuver and Kleisterlee are members of the Board ex officio and are not entitled to vote. The Stichting Preferente Aandelen Philips has the right to acquire preference shares in the Company. The mere notification that the Stichting Preferente Aandelen Philips wishes to exercise its rights, should a third party ever seem likely, in the judgment of the Stichting Preferente Aandelen Philips, to gain a controlling interest in the Company, will result in the shares being effectively issued. The Stichting Preferente Aandelen Philips may exercise its right for as many preference shares as there are ordinary shares in the Company at that time. For more information see Item 7 “Major shareholders and related party transactions”.
Item 7. Major shareholders and related party transactions
Major shareholders
As of December 31, 2006, no person or group is known to the Company to be the owner of more than 5% of its Common Shares. For information required by this Item, reference is made to Item 9 “The offer and listing”.
Related party transactions
For a description of related party transactions see page 157 “Guarantees” and page 161 “Related-party transactions” of the 2006 Annual Report, incorporated herein by reference. During 2006 no personal loans or guarantees were outstanding to members of the Board of Management, Group Management Committee or the Supervisory Board.
Item 8. Financial information
For consolidated statements and other financial information see Item 18 “Financial Statements”.
Legal proceedings
For a description of legal proceedings see pages 158 through 160 of the 2006 Annual Report (“Litigation”), which is incorporated herein by reference.
Dividend policy
Philips aims for a sustainable dividend reflecting, over time, a distribution of 40 to 50% of continuing net income.
Significant changes
For information required by this Item, reference is made to page 51, “Share repurchase programs” and page 171, “Subsequent events”, of the 2006 Annual Report which is incorporated herein by reference.

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
The following table shows the high and low sales prices of the Common Shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low sales prices on the New York Stock Exchange:

		Euronext			New York
		Amsterdam (EUR)		stock exchange (US$)
		high	low	high	low
2002		36.20	12.61	33.00	12.75
2003		25.27	12.45	30.14	13.80

2004	1st quarter	26.30	21.68	33.38	26.65
	2nd quarter	25.44	20.67	30.57	25.08
	3rd quarter	22.66	17.79	27.41	21.97
	4th quarter	20.40	17.81	27.17	22.14

2005	1st quarter	21.83	18.35	28.84	23.97
	2nd quarter	22.90	18.77	27.37	24.29
	3rd quarter	23.00	20.53	27.78	25.00
	4th quarter	26.90	21.01	32.21	25.12

2006	1st quarter	28.65	25.02	34.72	30.48
	2nd quarter	28.42	21.56	35.07	27.36
	3rd quarter	27.97	22.11	35.42	27.98
	4th quarter	29.46	26.94	37.96	33.80

August 2006		27.02	25.03	34.52	32.01
September 2006		27.97	26.24	35.42	33.40
October 2006		28.53	26.94	36.35	33.80
November 2006		29.46	27.02	37.96	34.50
December 2006		28.79	27.41	37.94	36.33
January 2007		30.45	27.97	39.25	36.33
The Common Shares are held by shareholders worldwide in bearer and registered form. Outside the United States, shares are held primarily in bearer form. As of December 31, 2006, approximately 87% of the total number of outstanding Common Shares were held in bearer form. In the United States shares are held primarily in the form of registered Shares of New York Registry for which Citibank, N.A., 111 Wall Street, New York, New York 10043 is the transfer agent and registrar. As of December 31, 2006, approximately 13% of the total number of outstanding Common Shares were represented by Shares of New York Registry issued in the name of approximately 1,553 holders of record.
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
For further information on Preference shares, a reference is made to the sections entitled “Stockholders’ Equity” on page 160 and “Preference Shares and the Stichting Preferente Aandelen Philips” on page 232 of the 2006 Annual Report, which is incorporated herein by reference. As of December 31, 2006, there were 2,500,000,000 Preference shares authorized, of which none were issued.

Item 10. Additional information
Articles of association
The English translation of Philips’ Articles of Association is filed herewith as Exhibit 1.
Preference shares
For a description of Preference Shares, see page 160 under the heading “Preference Shares” and page 232 of the 2006 Annual Report “Preference Shares and the Stichting Preferente Aandelen Philips”, which is incorporated herein by reference.
Material contracts
For a description of the material provisions of the employment agreements with members of the Board of Management, refer to Item 6: “Directors, Senior Management and Employees”.
In September 2006, the Company entered into a Stock Purchase Agreement with Kaslion Acquisition B.V. and Philips Semiconductors International B.V. for the sale of the majority stake in Philips’ Semiconductors division. The Stock Purchase Agreement, dated September 28, 2006 among Koninklijke Philips Electronics N.V., NXP B.V. and Kaslion B.V., is filed herewith as Exhibit 4(h).
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
The Articles of Association of the Company provide that cash distributions on Shares of New York Registry shall be paid in US dollars, converted at the rate of exchange on the stock market of Euronext Amsterdam at the close of business on the day fixed and announced for that purpose by the Board of Management.
Netherlands Taxation
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
Withholding tax
In general, a distribution to shareholders by a company resident in the Netherlands (such as the Company) is subject to a withholding tax imposed by the Netherlands at a rate of 15%. Stock dividends paid out of the Company’s paid-in share premium recognized for Netherlands tax purposes are not subject to the above mentioned withholding tax. Stock dividends paid out of the Company’s retained earnings are subject to dividend withholding tax on the nominal value of the shares issued. Pursuant to the provisions of the US Tax Treaty, dividends paid by the Company to a beneficial owner of shares (as defined in Dutch Dividend Tax Act) who is a resident of the United States (as defined in the US Tax Treaty), are generally eligible for the rate of Dutch withholding tax of 15%, unless (i) the beneficial owner of the dividends carries on business in the Netherlands through a permanent establishment, or performs independent personal services in the Netherlands from a fixed base, and the Common Shares form part of the business property of such permanent establishment or pertain to such fixed base, or (ii) the beneficial owner of the dividends is not entitled to the benefits of the US Tax Treaty under the “treaty-shopping” provisions thereof. Special rules apply to the rate of withholding tax applied to dividends paid to beneficial owners that own 10% or more of the voting power of the Company. Dividends paid to qualifying exempt US pension trusts and qualifying exempt US organizations are exempt from Dutch withholding tax under the US Tax Treaty.
However, for qualifying exempt US organizations no exemption at source upon payment of the dividend can be applied for; such exempt US organizations should apply for a refund of the 15% withholding tax.
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
Net wealth tax
As of January 1, 2001, the net wealth tax was abolished in the Netherlands.
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
United States Federal Taxation
This section describes the material United States federal income and tax consequences to a U.S. holder (as defined below) of owning Common Shares. It applies only if the Common Shares are held as capital assets for tax purposes. This section does not apply to a member of a special class of holders subject to special rules, including:
•	a dealer in securities,
•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
•	a tax-exempt organization,
•	a life insurance company,
•	a person liable for alternative minimum tax,
•	a person that actually or constructively owns 10% or more of our voting stock,
•	a person that holds Common Shares as part of a straddle or a hedging or conversion transaction, or
•	a person whose functional currency is not the U.S. dollar.
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the US Tax Treaty. These laws are subject to change, possibly on a retroactive basis.
A U.S. holder is a beneficial owner of Common Shares that is:
•	a citizen or resident of the United States,
•	a domestic corporation,
•	an estate whose income is subject to United States federal income tax regardless of its source, or
•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A US holder should consult their own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of Common Shares in their particular circumstances.
This discussion addresses only United States federal income taxation.
Taxation of Dividends
Under the United States federal income tax laws, the gross amount of any dividend paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. For a noncorporate U.S. holder, dividends paid in taxable years beginning after December 31, 2002 and before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the noncorporate US holder holds the Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to the Common Shares generally will be qualified dividend income. A US holder must include any Dutch tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to a US holder when it receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that a US holder must include in its income will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in its income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date as US holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a US holder’s basis in the Common Shares and thereafter as capital gain.
Subject to certain limitations, the Dutch tax withheld in accordance with the Treaty and paid over to the Netherlands will be creditable or deductible against a US holder United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available under Dutch law or under the US Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against United States federal income tax liability. Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on a holder’s circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to the holder.
Taxation of Capital Gains
A U.S. holder that sells or otherwise disposes of Common Shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that it realize and its tax basis, determined in U.S. dollars, in its Common Shares. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
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
Item 11. Quantitative and qualitative disclosure about market risk
The information required by this Item is incorporated by reference herein on pages 92 through 99 under the heading “Details of Financial Risks” and page 170 and 171 under the heading “Other financial instruments, derivatives and currency risk” of the 2006 Annual Report.
Item 12. Description of securities other than equity securities
Not applicable.

Item 13. Defaults, dividend arrearages and delinquencies
None.
Item 14. Material modifications to the rights of security holders and use of proceeds
None.
Item 15. Controls and procedures
The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(b) and 15d-15(b) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.
Management’s report on internal control over financial reporting and the report of independent registered public accounting firm on page 112 and 113 of the 2006 Annual Report are incorporated herein by reference.
Item 16A. Audit Committee Financial Expert
The Company does not have an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission serving on its Audit Committee. The information required by this Item is incorporated herein by reference from page 230 and 231 of the 2006 Annual Report under the heading “The Audit Committee”.
Item 16B. Code of Ethics
The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the CEO (the principal executive officer) and CFO (the principal financial and principal accounting officer), and to the heads of the Corporate Control, Corporate Treasury, Corporate Fiscal and Corporate Internal Audit departments of the Company. The Company has published its Financial Code of Ethics within the investor section of its website located at www.philips.com. No changes have been made to the Code of Ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above in 2006.
Item 16C. Principal Accountant Fees and Services
The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on the Company’s website (www.philips.com). The policy includes rules for the pre-approval by the Audit Committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may never be provided. Proposed services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the Audit Committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2006, there were no services provided to the Company by the external auditors which were not pre-approved by the Audit Committee.
Audit Fees
The information required by this Item is incorporated by reference herein on pages 107 through 108 under the heading “Report of the Audit Committee” of the 2006 Annual Report.

Audit-Related Fees
The information required by this Item is incorporated by reference herein on pages 107 through 108 under the heading “Report of the Audit Committee” of the 2006 Annual Report.
Tax Fees
The information required by this Item is incorporated by reference herein on pages 107 through 108 under the heading “Report of the Audit Committee” of the 2006 Annual Report.
All Other Fees
The information required by this Item is incorporated by reference herein on pages 107 through 108 under the heading “Report of the Audit Committee” of the 2006 Annual Report.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In the following table, the information is specified with respect to purchases made by Philips of its own shares.

			Total number of	Maximum EUR
			shares purchased	amount of shares
			as part of publicly	that may yet be
	Total number of	Average price paid	announced	purchased under
Period	shares purchased	per share in EUR	programs	the programs

January 2006	5,861,908	26.85	5,833,000	257,051,777
February 2006	9,261,219	27.79	9,258,513	—
March 2006	1,923	26.97	—	—
April 2006	3,927,151	27.33	—	—
May 2006	388,922	27.11	—	—
June 2006	320	23.63	—	—
July 2006	7,540,425	24.62	7,540,000	3,814,366,219
August 2006	9,456,500	26.01	9,456,500	3,568,434,098
September 2006	15,370,018	27.13	15,367,500	3,151,578,573
October 2006	26,037,187	27.69	26,032,747	2,430,666,521
November 2006	20,069,803	28.54	20,048,500	1,858,396,184
December 2006	8,033,929	28.07	8,027,247	1,633,069,420

Total	105,949,305	27.38	101,564,007
Pursuant to the authorization given at the Company’s Annual General Meeting of Shareholders referred to below to purchase shares in the Company, the Company has purchased shares for (i) capital reduction purposes and (ii) delivery under convertible personnel debentures, restricted share programs, employee stock purchase plans and stock options in order to avoid dilution from new issuances. When shares are delivered, they are removed from treasury stock. In 2006, Philips acquired a total of 105,949,305 shares. A total of 35,933,526 shares were held in treasury by the Company at December 31, 2006 (2005: 114,736,942 shares). As of that date, a total of 65,456,296 rights to acquire shares (under convertible personnel debentures, restricted share programs, employee stock purchase plans and stock options) were outstanding (2005:68,994,091).
For information on the share repurchase programs, reference is made to the section on share repurchase program in “Other information” on page 51 of the 2006 Annual Report and is incorporated herein by reference.
The General Meeting of Shareholders, at their meeting of October 25, 2006 authorized the Board of Management, subject to the approval of the Supervisory Board, for a period until April 26, 2008, within the limits of the law and the Articles of Association, to acquire for valuable consideration, on the Amsterdam Stock Exchange or otherwise, shares in the Company, provided the Company does not hold more than 10% of its issued share capital.
Item 17. Financial statements

Philips is furnishing the Financial Statements pursuant to the instructions of Item 18 of Form 20-F.
Item 18. Financial statements
The following portions of the Company’s 2006 Annual Report as set forth on pages 112 through 171 are incorporated herein by reference and constitute the Company’s response to this Item:
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
As a result of Philips’ holding in LG.Philips LCD meeting in 2004 the requirements of SEC Rule 3-09 under Regulation S-X for the provision of separate audited financial statements, the unaudited financial statements for the year 2005 and 2006 of LG.Philips LCD are required to be filed as part of this Annual Report. In response to this requirement Philips will file an amendment to this Annual Report on or before June 30, 2007, as required by the SEC Rule.

Item 19. Exhibits

Index of exhibits
Exhibit 1	English translation of the Articles of Association of the Company.

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003) (File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee (incorporated by reference to Exhibit 4(a) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, file No. 001-05146-01).

Exhibit 4 (b)	Employment contract between the Company and P-J. Sivignon (incorporated by reference to Exhibit 4(b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, file No. 001-05146-01).

Exhibit 4 (c)	Employment contract between the Company and J.A. Karvinen.

Exhibit 4 (d)	Employment contract between the Company and R.S. Provoost.

Exhibit 4 (e)	Employment contract between the Company and A. Ragnetti.

Exhibit 4 (f)	Employment contract between the Company and T.W.H.P. van Deursen.

Exhibit 4 (g)	Employment contract between the Company and F.A. van Houten.

Exhibit 4 (h)	Stock Purchase Agreement among Koninklijke Philips Electronics N.V., Philips Semiconductors International B.V. and Kaslion Acquisition B.V. dated September 28, 2006.

Exhibit 8	List of Significant Subsidiaries.

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	The Annual Report to Shareholders for 2006 (except for the omitted portions thereof identified below) is furnished hereby as an exhibit to the Securities and Exchange Commission for information only. The Annual Report to Shareholders for 2006 is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F. Furthermore, the International Financial Reporting Standards (IFRS) information, including the financial statements and related notes on pages 172 through 217 of the Annual Report to Shareholders for 2006, and the unconsolidated Company financial statements, including the Notes thereto, also prepared on the basis of IFRS, on pages 218 through 223 of the Annual Report to Shareholders for 2006, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS information and Company statements have been omitted because Philips’ primary consolidated accounts are prepared in accordance with accounting principles generally accepted in the United States and Philips is not required to include in this Report on Form 20-F the IFRS information and Company statements.

Exhibit 15 (c)	Description of industry terms.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Registrant)
/s/ G.J. Kleisterlee	/s/ P-J. Sivignon

G.J. Kleisterlee	P-J. Sivignon
(President, Chairman	(Executive Vice-President
of the Board of Management and	and Chief Financial Officer)
the Group Management Committee)
Date: February 19, 2007

Exhibits

Exhibit 1	English translation of the Articles of Association of the Company.

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003) (File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee (incorporated by reference to Exhibit 4(a) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, file No. 001-05146-01).

Exhibit 4 (b)	Employment contract between the Company and P-J. Sivignon (incorporated by reference to Exhibit 4(b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, file No. 001-05146-01).

Exhibit 4 (c)	Employment contract between the Company and J.A. Karvinen.

Exhibit 4 (d)	Employment contract between the Company and R.S. Provoost.

Exhibit 4 (e)	Employment contract between the Company and A. Ragnetti.

Exhibit 4 (f)	Employment contract between the Company and T.W.H.P. van Deursen.

Exhibit 4 (g)	Employment contract between the Company and F.A. van Houten.

Exhibit 4 (h)	Stock Purchase Agreement among Koninklijke Philips Electronics N.V., Philips Semiconductors International B.V. and Kaslion Acquisition B.V. dated September 28, 2006.

Exhibit 8	List of Significant Subsidiaries.

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	The Annual Report to Shareholders for 2006 (except for the omitted portions thereof identified below) is furnished to the Securities and Exchange Commission for information only. The Annual Report to Shareholders for 2006 is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F. Furthermore, the International Financial Reporting Standards (IFRS) information, including the financial statements and related notes on pages 172 through 217 of the Annual Report to Shareholders for 2006, and the unconsolidated Company financial statements, including the Notes thereto, also prepared on the basis of IFRS, on pages 218 through 223 of the Annual Report to Shareholders for 2006, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS information and Company statements have been omitted because Philips’ primary consolidated accounts are prepared in accordance with accounting principles generally accepted in the United States and Philips is not required to include in this Report on Form 20-F the IFRS information and Company statements.

Exhibit 15 (c)	Description of industry terms.