Form 20-F/A
period 2006-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2007-06-05
CIK 313216

As filed with the Securities and Exchange Commission on June 5, 2007

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

Exhibit 12 (a) Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 12 (b) Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 13 (a) Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 13 (b) Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 15 (a) Consent of independent registered public accounting firm
Exhibit 15 (d) Consolidated Financial Statements of LG.Philips LCD Co., Ltd
Exhibit 15 (e) Audit Report Samil PricewaterhouseCoopers
Exhibit 15 (f) Consent of independent registered public accounting firm
EX-12(a)
EX-12(b)
EX-13(a)
EX-13(b)
EX-15(a)
EX-15(d)
EX-15(e)
EX-15(f)

Explanatory Note
This amendment is being filed to provide separate audited consolidated financial statements of LG.Philips LCD Co., Ltd. (“LPL”) as of and for the fiscal year ended December 31, 2006, and the related audit report of Samil PricewaterhouseCoopers. Philips’ holding in LPL met a significance test of Rule 3-09 under Regulation S-X in 2004 and as a result the financial statements of LPL for 2006 are required to be filed. The financial statements for 2006 are not required to be audited. This amendment also includes comparative information on LPL as of and for the fiscal periods ended December 31, 2005 and 2004.
The consolidated financial statements of LPL as of and for the fiscal year ended December 31, 2006 included in this Amendment have been prepared by LPL and its management. These financial statements have not been prepared by Philips or its management.
This amendment amends “Item 18 Financial Statements”, and “Item 19 Exhibits”. In addition, Philips is including certifications of the chief executive officer and the chief financial officer.
Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F filed on February 20, 2007 or reflect any events that have occurred after the Form 20-F was filed.

Item 18. Financial statements
The following portions of the Company’s 2006 Annual Report, as set forth on pages 112 through 171, are incorporated herein by reference and constitute the Company’s response to this Item:
“Consolidated statements of income of the Philips Group”
“Consolidated balance sheet of the Philips Group”
“Consolidated statements of cash flows of the Philips Group”
“Consolidated statements of changes in stockholders’ equity of the Philips Group”
“Information by sectors and main countries”
“Accounting policies”
“New accounting standards”
“Notes to the group financial statements of the Philips Group”
“Report of independent registered public accounting firm”
Separate consolidated financial statements for LPL included as Exhibit 15 (d) hereto, the independent auditors’ report of Samil PricewaterhouseCoopers with respect to the consolidated financial statements for LPL as of and for the year ended December 31, 2006, included as Exhibit 15 (e) hereto, are hereby incorporated by reference.
Schedules:
Schedules are omitted as they are either not required or the required information is included in the consolidated financial statements.

Item 19. Exhibits
Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company.*

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003) (File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee (incorporated by reference to Exhibit 4(a) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) (File No. 001-05146-01).

Exhibit 4 (b)	Employment contract between the Company and P-J. Sivignon (incorporated by reference to Exhibit 4(b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) (File No. 001-05146-01).

Exhibit 4 (c)	Employment contract between the Company and J.A. Karvinen.*

Exhibit 4 (d)	Employment contract between the Company and R.S. Provoost.*

Exhibit 4 (e)	Employment contract between the Company and A. Ragnetti.*

Exhibit 4 (f)	Employment contract between the Company and T.W.H.P. van Deursen.*

Exhibit 4 (g)	Employment contract between the Company and F.A. van Houten.*

Exhibit 4 (h)	Stock Purchase Agreement among Koninklijke Philips Electronics N.V., Philips Semiconductors International B.V. and Kaslion Acquisition B.V.*

Exhibit 8	List of Significant Subsidiaries.*

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	The Annual Report to Shareholders for 2006 (except for the omitted portions thereof identified in the following sentence) is furnished hereby as an exhibit to the Securities and Exchange Commission for information only. The Annual Report to Shareholders is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F. Furthermore, the International Financial Reporting Standards (IFRS) information, including the financial statements and related notes on pages 172 through 217 of the Annual Report to Shareholders, and the unconsolidated Company financial statements, including the Notes thereto, also prepared on the basis of IFRS, on pages 218 through 223 of the Annual Report to Shareholders, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS information and Company statements have been omitted because Philips’ primary consolidated accounts are prepared in accordance with accounting principles generally accepted in the United States and Philips is not required to include in this Report on Form 20-F the IFRS information and Company statements.*

Exhibit 15 (c)	Description of industry terms.*

Exhibit 15 (d)	Consolidated Financial Statements of LG.Philips LCD Co., Ltd.

Exhibit 15 (e)	Independent auditors’ report of Samil PricewaterhouseCoopers regarding the 2006 consolidated financial statements of LG.Philips LCD Co., Ltd.

Exhibit 15 (f)	Consent of independent registered public accounting firm.

*	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.

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
Date: June 5, 2007