Form 20-F
period 2007-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2008-02-19
CIK 313216

As filed with the Securities and Exchange Commission on February 19, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

Class Koninklijke Philips Electronics N.V. Common Shares par value EUR 0.20 per share	Outstanding at December 31, 2007 1,064,893,254 shares
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

Introduction

In this report amounts are expressed in euros (“euros” or “EUR”) or in US dollars (“dollars”, “US $” or “$”).
Introduction
Specific portions of Philips’ Annual Report 2007 to Shareholders (the “2007 Annual Report”) are incorporated by reference in this report on Form 20-F to the extent noted herein. Philips’ 2007 Annual Report (except for the omitted portions thereof identified in the following sentence) is attached hereto as Exhibit 15(d). The Annual Report to Shareholders for 2007 is furnished to the Securities and Exchange Commission for information only and the Annual Report to Shareholders is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F. Furthermore, the International Financial Reporting Standards (IFRS) financial statements and related notes on pages 188 through 239 of the Annual Report to Shareholders, and the unconsolidated Company financial statements, including the Notes thereto, also prepared on the basis of IFRS, on pages 240 through 245 of the Annual Report to Shareholders, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS financial statements and Company statements have been omitted because Philips’ primary consolidated accounts are prepared in accordance with accounting principles generally accepted in the United States and Philips is not required to include in this Report on Form 20-F the IFRS financial statements and Company statements.
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures like: comparable growth; adjusted income from operations; net operating capital; net debt and cash flow before financing activities. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure and should be used in conjunction with the most directly comparable US GAAP measure(s). Unless otherwise indicated in this document, a discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) is contained under the heading “Reconciliation of non-US GAAP information” in item 5.
Forward-looking statements
Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement. This document, including the portions of the Philips’ 2007 Annual Report to Shareholders incorporated hereby, contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management objectives, market trends, market standing, product volumes and business risks, the statements in Item 8 “Financial Information” relating to legal proceedings, the statements in Item 5 “Operating and Financial Review and Prospects” with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates and statements in Item 11 “Quantitative and Qualitative Disclosures about Market Risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. See also Item 3 “Key information — Risk factors”. Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full-year information regarding 2007 is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Part I
Item 1. Identity of directors, senior management and advisors
Not applicable.
Item 2. Offer statistics and expected timetable
Not applicable.

Item 3.	Key information Selected consolidated financial data

Selected financial data as at and for the years ended December 31,
	20031)	20041)	20051)	20061)	2007	2007(a)
in millions, except per share data and ratio data	EUR	EUR	EUR	EUR	EUR	US $

Income statement data:
Sales	23,614	24,488	25,445	26,682	26,793	39,459
Income from Operations (IFO)	924	1,733	1,558	1,201	1,852	2,728
Financial income and expenses-net	(245)	216	104	28	2,613	3,848
Income from continuing operations and before cumulative effect of a change in accounting principles	219	3,164	2,879	901	4,601	6,776
Income (loss) from Discontinued operations	490	(328)	(11)	4,482	(433)	(638)
Cumulative effect of a change in accounting principles, net of tax	(14)	—	—	—	—	—
Net income	695	2,836	2,868	5,383	4,168	6,138
Weighted average number of common shares outstanding (in thousands)	1,277,174	1,280,251	1,249,956	1,174,925	1,086,128

Basic earnings per Common Share:
Income from continuing operations	0.17	2.47	2.30	0.77	4.24	6.24
Net income	0.54	2.22	2.29	4.58	3.84	5.65
Weighted average number of common shares outstanding on a diluted basis (in thousands)	1,281,227	1,283,716	1,253,330	1,182,784	1,097,435

Diluted earnings per Common Share: (b)
Income from continuing operations	0.17	2.46	2.30	0.76	4.19	6.17
Net income	0.54	2.21	2.29	4.55	3.80	5.59

Balance sheet data:

Total assets	28,989	30,739	33,905	38,497	36,343	53,524
Short-term debt	1,684	961	1,167	863	2,345	3,454
Long-term debt	4,193	3,552	3,320	3,006	1,212	1,785
Short-term provisions (c)	885	731	769	876	377	555
Long-term provisions (c)	1,761	1,905	1,865	2,417	2,727	4,016
Minority interests	67	59	58	40	42	62
Stockholders’ equity	12,763	14,860	16,666	22,997	21,684	31,935
Capital stock	263	263	263	228	228	336

Cash flow data:
Net cash provided by operating activities	1,413	1,392	1,147	330	1,519	2,237
Net cash (used for) provided by investing activities	(202)	1,337	1,694	(2,802)	3,930	5,788
Net cash used for financing Activities	(1,355)	(2,145)	(2,589)	(3,715)	(2,368)	(3,487)
Cash provided by (used for) continuing Operations	(144)	584	252	(6,187)	3,081	4,538

1)	Restated to present the MedQuist business as a discontinued operation.

	20031)	20041)	20051)	20061)	2007

Key Ratios:
Income from operations (in millions of euros)	924	1,733	1,558	1,201	1,852
as a % of sales	3.9	7.1	6.1	4.5	6.9
Turnover rate of net operating capital	4.48	5.27	4.92	3.09	2.59
Inventories as a % of sales	10.5	10.2	11.0	10.8	12.0
Outstanding trade receivables (in days’ sales)	43	41	44	45	44
Net income as a % of stockholders’ equity	5.3	20.3	18.3	25.8	19.2
Income from continuing operations as a % of stockholders’ equity (ROE)	1.7	22.7	18.4	4.3	21.0
Ratio net debt : group equity	19:81	2:98	(4):104	(10):110	(32):132

1)	Restated to present the MedQuist business as a discontinued operation.
Definitions:

Turnover rate of net
operating capital	:	sales divided by average net operating capital (calculated on the quarterly balance sheet positions)
Net operating capital*	:	total assets excluding assets from discontinued operations less (a) cash and cash equivalents, (b) deferred tax assets, (c) other non-current financial assets, (d) investments in equity accounted investees, and after deduction of (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities and (h) current/non-current liabilities.
Philips believes that an understanding of the Philips group’s financial condition is enhanced by the disclosure of net operating capital, as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips group and its operating segments. Net operating capital is computed as follows:

	20031)	20041)	20051)	20061)	2007
Intangible assets	2,579	2,307	3,541	5,536	6,289
Property, plant and equipment	2,843	2,768	2,999	3,084	3,180
Remaining assets*	7,928	8,776	9,681	10,712	11,333
Provisions**	(2,534)	(2,445)	(2,347)	(2,684)	(2,417)
Other liabilities***	(6,292)	(7,140)	(8,435)	(8,130)	(7,799)

Net operating capital	4,524	4,266	5,439	8,518	10,586

1)	Restated to present the MedQuist business as a discontinued operation.

*	Remaining assets includes all other current and non-current assets on the balance sheet, except for intangible assets and property, plant and equipment and excludes deferred tax assets, cash and cash equivalents and securities

**	Excluding deferred tax liabilities

***	Other liabilities includes other current and non-current liabilities on the balance sheet, except for short-term and long-term debt

ROE	:	income from continuing operations as a % of average stockholders’ equity
Net debt*	:	long-term and short-term debt net of cash and cash equivalents
Group equity	:	stockholders’ equity and minority interests
Net debt: group
equity ratio*	:	the % distribution of net debt over group equity plus net debt

*	See under the heading “Reconciliation of non-US GAAP” information in item 5 incorporated herein by reference for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure(s).

(a)	For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2007 (US $1 = EUR 0.6790).

(b)	See Note 8 of “Notes to the Consolidated Financial Statements” on page 159 of the 2007 Annual Report incorporated herein by reference for a discussion of net income per common share on a diluted basis.

(c)	Includes provision for pensions, severance payments, restructurings, Asbestos related claims and taxes among other items; see Note 19 of “Notes to the Consolidated Financial Statements” on page 163 of the 2007 Annual Report incorporated herein by reference.

Cash dividends and distributions paid per Common Share
The following table sets forth in euros the gross dividends and cash distributions paid on the Common Shares in the financial years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of Shares of New York registry:

	2003	2004	2005	2006	2007

• In EUR	0.36	0.36	0.40	0.44	0.60
• In US $	0.38	0.44	0.51	0.54	0.80
A proposal will be submitted to the 2008 Annual General Meeting of Shareholders to declare a dividend of EUR 0.70 per Common Share, which dependent on the amount of shares purchased in the current share repurchase program, we currently estimate a dividend of approximately EUR 715 million. In 2007, a dividend was paid of EUR 0.60 per common share (EUR 659 million) in respect of the financial year 2006.
Pursuant to article 33 of the Articles of Association of Royal Philips Electronics, and with the approval of the Supervisory Board, the remainder of the income for the financial year 2007 has been retained by way of reserve. The balance sheet in the consolidated financial statements presented in the 2007 Annual Report for the period ended and as at December 31, 2007 in accordance with IFRS, is before the dividend which is subject to shareholder approval after year-end.
The dollar equivalent of this cash distribution to be paid to shareholders in the year 2008 will be calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company, expected to be April 2, 2008. The dollar equivalents of the prior year profit distributions paid to shareholders have been calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company.
Exchange rates US $ : EUR
The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

calendar period	EUR per US $1
	period end	average(1)	high	low

2002	0.9537	1.0573	1.1636	0.9537
2003	0.7938	0.8782	0.9652	0.7938
2004	0.7387	0.8014	0.8474	0.7339
2005	0.8445	0.8046	0.8571	0.7421
2006	0.7577	0.7906	0.8432	0.7504
2007	0.6848	0.7259	0.7750	0.6729
2008 (through January)	0.6738	0.6738	0.6862	0.6722

(1)	The average of the Noon Buying Rates on the last day of each month during the period.

	highest	lowest
	rate	rate

August 2007	0.7462	0.7274
September 2007	0.7350	0.7033
October 2007	0.7096	0.6912
November 2007	0.6928	0.6729
December 2007	0.6972	0.6776
January 2008	0.6862	0.6722
Philips publishes its financial statements in euros while a substantial portion of its net assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.

Unless otherwise stated, for the convenience of the reader the translations of euros into dollars appearing in this report have been made based on the closing rate on December 31, 2007 (US $1 = EUR 0.6790). This rate is not materially different from the Noon Buying Rate on such date (US $1 = EUR 0.6848).
The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips’ financial statements for the periods specified.

	EUR per US $1
	period end	average(a)	high	low

2002	0.9543	1.0579	1.1497	0.9543
2003	0.7943	0.8854	0.9543	0.7943
2004	0.7350	0.8050	0.8465	0.7350
2005	0.8435	0.8053	0.8491	0.7613
2006	0.7591	0.7935	0.8375	0.7579
2007	0.6790	0.7272	0.7694	0.6756

(a)	The average rates are based on daily quotations.
Risk factors
The information on risk factors required by this Item is incorporated by reference herein from pages 98 through 111 under the heading “Risk Management” and note 36 on page 185 of the 2007 Annual Report.
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

Item 4. Information on the Company
The structure of the Philips group
The information under the heading “Business Overview” in this item 4, “Discontinued Operations” under the heading “Operating and financial review and prospects” in item 5, the information on capital expenditures under the headings “Cash flows provided by continuing operations” and “Cash flows” in “Operating and financial review and prospects” in item 5, pages 54 through 57 under the heading “Acquisitions” of the 2007 Annual Report and pages 250 through 257 under the heading “Corporate governance” of the 2007 Annual Report, is incorporated herein by reference. The registered office of Royal Philips Electronics is Groenewoudseweg 1, 5621 BA Eindhoven, The Netherlands. Our phone number is +31 20 5977777.
Business Overview
The information on under the heading “Operating and financial review and prospects” in item 5 is incorporated herein by reference. The description of industry terms contained in Exhibit 15(e) to this Report on Form 20-F is also incorporated herein by reference.
Philips Structure
Koninklijke Philips Electronics N.V. (the ‘Company’) is the parent company of the Philips Group (‘Philips’ or the ‘Group’). Its shares are listed on the stock markets of Euronext Amsterdam and the New York Stock Exchange. The management of the Company is entrusted to the Board of Management under the supervision of the Supervisory Board.
The businesses are the source of value creation. They are provided with effective and efficient support through shared service centers. Country management supports value creation, connecting Philips with key stakeholders, especially our employees, customers, government and society.
In 2007, Philips’ activities were organized on a divisional basis: Medical Systems, Domestic Appliances and Personal Care, Consumer Electronics, Lighting, Innovation & Emerging Businesses, and Group Management & Services.
As of January 2007, the following key portfolio changes have been applied to the Philips Group structure: Other Activities was renamed Innovation & Emerging Businesses; Unallocated was renamed Group Management & Services; GSU activities and Miscellaneous were transferred from Innovation & Emerging Businesses to Group Management & Services; Consumer Healthcare Solutions was moved from DAP to Innovation & Emerging Businesses. Also as of January 2007, certain Corporate/Regional/Country overhead and Corporate Intellectual Property costs were allocated to the operating divisions to further improve transparency of the total cost structure. As a consequence of the aforementioned, prior-year financials have been restated.
At the end of 2007, Philips had approximately 100 production sites in 29 countries, sales and service outlets in approximately 150 countries, and some 123,800 employees.
Philips in 2008
As of January 1, 2008, Philips’ activities are organized on a sectoral basis, with each operating sector — Healthcare, Lighting and Consumer Lifestyle — being responsible for the management of its businesses worldwide. The Healthcare sector brings together the former Medical Systems division and Home Healthcare Solutions — formerly Consumer Healthcare Solutions — which has been transferred from Innovation & Emerging Businesses group. The former Consumer Electronics and Domestic Appliances and Personal Care divisions have been integrated in the Consumer Lifestyle sector.
By leveraging Philips’ brand, technology base and distribution network, the Company aims, through the Innovation & Emerging Businesses sector, to invest in projects that are not currently part of Philips’ operating sectors, but which will lead to additional organic growth or create value through future spin-offs. Innovation & Emerging Businesses includes Corporate Research, Philips’ Incubators and Intellectual Property & Standards, as well as Philips Design. The sector Group Management & Services includes the global service units, corporate and regional centers, pensions and the global brand activities.
Product sectors and principal products
The information under the heading “Operating and financial review and prospects” in item 5 is incorporated herein by reference.

Medical Systems
Philips Medical Systems is a global provider of innovative healthcare solutions, designed to address the needs of patients as well as healthcare professionals, with a particular focus on diagnostic imaging — cardiology, oncology and women’s health — and critical care. Whether it is in the hospital or in the home, we seek to improve patient outcomes throughout the entire cycle of care — from prevention and screening to diagnosis, treatment, monitoring and management.
In order to simplify healthcare for our customers and the patients they serve, innovation at Philips is driven by gaining insight into the needs of the people who use our products. Within healthcare, this human insight is combined with a solid clinical understanding to create integrated offerings across the cycle of care that truly support clinical excellence.
In 2007 we were comprised of four areas of business*:
•	Imaging Systems — x-ray, computed tomography, magnetic resonance and nuclear medicine equipment, designed to create diagnostic images and to support minimally invasive therapy

•	Ultrasound and Monitoring Solutions — ultrasound imaging, patient monitoring and cardiac systems

•	Healthcare Informatics — picture archiving and communication systems (PACS), clinical decision-support information, cardiology IT and document services

•	Customer Services — consultancy, clinical services, education, equipment financing, asset management, as well as equipment maintenance and repair; supports the optimization of workflow and maintenance in all markets served.

*	Following the announcement on November 2, 2007, of Philips’ intention to dispose of its majority stake in MedQuist, this business is presented as a discontinued operation in this Annual Report and not consolidated with the results of Medical Systems.
Products and services are sold to healthcare providers around the world, including academic, enterprise and stand-alone institutions, clinics, physicians and consumer retailers. Marketing, sales and service channels are mainly direct.
Major drivers of the medical technology market include a growing and longer-living world population, the associated rising incidence of chronic diseases, insufficient staffing levels, and government funding and reimbursement. Healthcare reforms in some countries and increased price competition among major players may have a limiting impact on future market growth. In light of these factors, technology has a significant role to play, enabling new solutions for early and better diagnoses and less labor-intensive treatment. Therefore the technology share of the healthcare bill is set to increase more rapidly than overall healthcare spending. We believe that bridging the hospital and the home is going to be increasingly important in delivering better patient outcomes while containing costs. This conviction is driving Philips’ investment in building up a leading home healthcare business, as outlined in the Consumer Healthcare Solutions business description within Innovation & Emerging Businesses.
We intend to maintain our high level of product innovation and strengthen our sales and distribution channels. The United States is the largest healthcare market, currently representing close to 50% of the global market, followed by Japan and Germany.
The medical systems market is subject to some seasonality as a relatively large proportion of revenue is recognized in the fourth quarter, mainly reflecting public/governmental budget spending.
We employ approximately 27,000 employees worldwide, including 8,000 in services.
With regard to sourcing, please refer to the business description of Philips Supply Management within Group Management & Service.
Progress against targets
Philips Annual Report 2006 to Shareholders (the “Annual Report 2006”) set out a number of key targets for Medical Systems in 2007. The advances made in addressing these are outlined below.
Continue to grow faster than the market
We continued to grow slightly faster than the market by: intensifying the focus on emerging market growth, resulting in double-digit order intake growth in China, India and Latin America; maintaining the solid innovation rate and further increasing service-contract penetration by slightly more than 2%; and making strategically aligned acquisitions.

In 2007 we continued to broaden our position in strategic growth areas and increased penetration into international markets through focused investments in products and channels.
The acquisition of XIMIS, a company that focuses on systems to help reduce medical errors and streamline workflow in hospitals, further expands our growing presence in the radiology informatics market. This was followed by the announcement, toward the end of the year, of the acquisitions of the US-based clinical IT specialists Emergin (closed in 2007) and VISICU (to be finalized in 2008), enhancing our capability to offer full monitoring solutions.
In line with the strategy to bolster our healthcare presence in emerging markets, we acquired Brazil’s leading general X-ray manufacturer, VMI-Sistemas Medicos, thereby expanding our position in the Latin American market. We also entered into a number of strategic agreements, e.g. with Artemis Health Institute in Gurgaon, India, to supply medical equipment and undertake integrated medical technology planning as well as research and development, enabling Philips to capture real-time scientific data.
Support care providers throughout the entire care cycle by developing disease-based product and service solutions
Cardiology
Philips innovations are driving integration of cardiology products and services, bridging previously disparate cardiac patient events, from arrival at healthcare facilities, through transfers to non-invasive, interventional intensive care. This process is supported by one of the broadest cardiology portfolios on the market, encompassing multidisciplinary diagnoses and inclusive treatments, with fewer mistakes and repeated procedures. Our goal is the delivery of better, more efficient care through earlier diagnosis, fewer disabilities, faster recoveries and, in cases of long-term care, slower progression of disease.
By way of example, in 2007 Philips introduced its HeartStart MRx Monitor/Defibrillator, which enables paramedics to transmit patient data from the ambulance to the hospital’s emergency department. By allowing a hospital to begin organizing its resources before the patient arrives, the MRx can help reduce the time to treatment.
Another example of how Philips optimizes timely delivery of diagnosis and treatment in the cardiac care cycle is the recently introduced ultrasound transducer for Live 3D transesophageal echocardiography (Live 3D TEE), which provides views of cardiac structure and function available for the first time. Along with new advanced software, this enables 2D imaging as well as real-time 3D visualization of the heart, in particular the heart’s valves, giving clinicians the ability to carry out a complete analysis, which allows a faster, more precise diagnosis.
Oncology
Our commitment in oncology is to provide technologies and support that enable physicians to make effective treatment decisions for cancer patients at every point of care. As our collective understanding of how to detect, stage and treat cancer continues to evolve, so does our ability to detect disease earlier, to stage disease more accurately and to pursue image-guided interventional treatment techniques.
Clinical insights in the treatment of oncology patients led to the 2007 introduction of the GEMINI Big Bore PET-CT to complement the Brilliance Big Bore CT. This offering allows radiation oncologists to see both the biological cell intensity combined with anatomical tumor location in the treatment position, and where necessary to incorporate the effects of respiratory motion with 4D for the most accurate tumor targeting. For patients undergoing treatment, this means more targeted treatment that allows healthy tissue around the tumor to be spared.
Women’s health
Advances in technology and medical science continue to transform women’s healthcare, as our understanding of screening, prevention and education evolves in parallel to improvements in disease management.
Philips maintains its long-term commitment to introducing innovations for every season of a woman’s health — from adulthood through helping seniors maintain independence later in life. Whether it is in obstetrical care, where our technologies allow vigilant and reassuring surveillance before, during and after pregnancy, or alerting medical emergency services from home when needed, Philips offers women around the globe a sense of confidence and reliability.
For breast cancer, we developed important MR technologies in 2007 — such as the Smart Exam as well as integrated MRI coils and the DynaCAD® Workstation — to support optimal screening and early detection.

Customer loyalty
We use the Net Promoter Score to measure customer loyalty. We are investing significantly to improve our patient-and-provider focus through products that address the care cycle, better communication from our customer-facing employees and improved service performance. These initiatives are intended to increase the bond of trust we have with our customers, a leading indicator of purchase and repurchase behavior. In 2007, we implemented customer-loyalty programs to better understand how our products and services are viewed in the marketplace.
Cultivate leadership talent
In order to support our business excellence we continued to build the strategic leadership capabilities of our people. It is our goal to be one of the best places to work. Therefore we must offer energizing challenges and development opportunities for our people to fully exploit their talent.
In 2007 we deployed employee recognition programs in different parts of the organization. We also enhanced our ability to recruit, develop and retain top talent, attracting 25 senior managers from outside the company.
Focus on operational excellence
Throughout 2007 we continued to focus on improving the key business processes.
By adopting one common logistics process for equipment and one global logistics partner for spare parts, we dramatically improved our customer delivery performance. We also deployed global project tools, resulting in more predictable and efficient installation activity. Harmonizing global order types is reducing the complexity of commercial and industrial transactions. Finally, by beginning to consolidate our industrial footprint, we have been able to focus on core competencies and on integrating acquisitions.
Process improvements remain a key focus as we simplify interfaces and gain leverage with our supply base. Initiatives built around supplier development and collaboration continue to yield improvements in the areas of early supplier involvement, accelerated time-to-market and supplier quality performance.
Improve service satisfaction
Service satisfaction continues to be a focal area for us. Serviceability features that allow quick problem resolution have been designed-in to all product lines using a new standardized process. The process has yielded a 30% improvement in serviceability features over the last three product release cycles.
We also implemented a robust business management system designed to take operational performance to world-class level. This system is founded upon the integrated application of Philips Business Excellence/Process Survey Tools, Six Sigma, Breakthrough Management (Hoshin) and, specifically, extensive benchmarking.
Regulatory requirements
Medical Systems is subject to extensive regulation. It strives for full compliance with regulatory product approval and quality system requirements in every market it serves by addressing specific terms and conditions of local ministry of health or federal regulatory authorities, including agencies like the US FDA, EU Competent Authorities and Japanese MLHW. Environmental and sustainability requirements like the European Union’s Waste from Electrical and Electronic Equipment (WEEE) and the Restriction of Hazardous Substances (RoHS) directives are met with comprehensive EcoDesign and manufacturing programs to reduce the use of hazardous materials.
Continuous clinical innovation and breakthroughs, in combination with collaborative customer relationships, drive growth and profitability. However, the success of clinical innovation is often dependent upon appropriate reimbursement. In the US, concern over rapid and sustained growth in imaging services has attracted increased scrutiny by the Federal government and commercial payers. This has resulted in the adoption of new strategies designed to curb growth that could continue to impact Philips Healthcare in 2008 and beyond. The Deficit Reduction Act of 2005 came into effect in February 2006 and included substantial reductions in Medicare payments for imaging services performed in nonhospital settings. Commercial payers are also implementing several types of utilization management strategies designed to curb growth. Philips will continue to work closely with legislators, payers and providers to avoid further unwarranted reimbursement reductions and to ensure a more rational approach to payment for innovative technologies, particularly advanced imaging services.

Strategy and 2008 objectives
Following the announcement of Vision 2010 in September 2007, the former Medical Systems division and Consumer Healthcare Solutions business — now renamed Home Healthcare Solutions — have been integrated effective January 1, 2008, and going forward will be reported as the Healthcare sector.
Philips Healthcare will play an important role in the realization of Philips’ Vision 2010 ambition. For 2008 and beyond, Healthcare has put in place a number of specific value-creating initiatives which it will drive through a framework of Growth, Talent and Simplicity:
•	Extract value from acquisitions through successful integration
•	Expand presence in emerging markets
•	Cultivate leadership talent and recognize and reward top talent
•	Deliver on care cycle solutions from the hospital to the home.
The information on the financial performance of the sector Medical Systems under the heading “Operating and financial review and prospects” in item 5 is incorporated herein by reference.
Domestic Appliances and Personal Care
Philips Domestic Appliances and Personal Care (DAP) empowers consumers with a wide range of technologically advanced yet easy-to-use products that enhance their sense of well-being and appearance, as well as helping them to prepare food and beverages and take care of their homes and garments.
We are engaged in the development, manufacturing and marketing of innovative propositions through our three businesses:
•	Shaving & Beauty — electric shavers, female depilation appliances, haircare and male grooming products
•	Domestic Appliances — kitchen appliances, floor care, garment care, water and air purifiers and beverage appliances
•	Health & Wellness — oral health care and mother and child care.
We also partner with leading companies from other fields, like Sara Lee/Douwe Egberts and Nivea Beiersdorf, in order to deliver exciting appliance/consumable combinations.
With our extensive product portfolio, we are able to service traditional and emerging distribution channels, e.g. general retailers, electronic retailers, mass merchants, retailer specialists, online retailers, distributors/wholesalers.
The domestic appliances and personal care retail landscape continues to evolve, with major emerging markets such as Brazil, Russia, China and India maintaining their strong growth, and retailers driving their expansion, both into new geographies, as well as into the online sector.
DAP has a host of top 3 positions across its portfolio and across key markets in Europe, North America and Asia. For example, the global No. 1 position in male dry shaving, as well as top 3 positions for Garment Care in Europe, Female Depilation and Oral Healthcare in Asia Pacific, and Kitchen Appliances and Floorcare in Europe.
We have a strong global presence with manufacturing sites in nine countries and sales organizations in more than 60. Our Centers of Competence, located in four different countries, play an important role in the development of our products. In total, DAP employs nearly 10,000 people.
DAP complies with all relevant regulatory requirements, most notably the EU WEEE (Waste from Electrical and Electronic Equipment) Directive and the RoHS (Restriction of Hazardous Substances) Directive.
With regard to sourcing, please refer to the business description of Philips Supply Management under the heading “Group Management & Services” in this Item 4.

Progress against objectives
The Annual Report 2006 set out a number of key targets for DAP in 2007. The advances made in addressing these are outlined below.
Increase customer focus: category management, international key account management and channel strategy
While upgrading its key account management teams and implementing innovative customer intimacy programs, DAP significantly intensified its focus on global customers. We deepened our strategic alignment with international key accounts by holding strategy review meetings designed to involve key retail partners in our product creation process with the aim of gaining direct feedback. This new approach towards our retailers, based on trust and open communication, helped to accelerate profitable growth while providing better value to both our retailers and consumers. We are now executing common 3-year global business plans with our largest international key accounts across all product categories and countries. In 2007, DAP accelerated growth with key accounts via the successful introduction of ground-breaking products such as the Arcitec shaver.
Building on the successful healthy living positioning, the Domestic Appliances business completed its juicer range in 2007, with the Alu model becoming a global image carrier for the appliances business. Continuing the Senseo success story, Domestic Appliances also introduced a range of Espresso makers in Europe, thereby entering the high-value coffee category with the highest growth rate — 13% — within the small appliances segment. In the Home environment segment Domestic Appliances extended its scope with its newly introduced water purification products, addressing the global need for safe drinking water. These products are initially available in India and Brazil, but are to be rolled out to other markets in 2008.
Growth of the Domestic Appliances business in 2007 was strongly supported by a dedicated program to develop business jointly with the trade. Cooperation on marketing campaigns led to significant category growth, e.g. through the healthy living positioning, especially in juicing and blending. Good relationships have been developed with key international distribution chains. The dedicated program resulted in three-quarters of market share growth in Western Europe being achieved with DAP’s top 10 international retailers.
DAP further expanded its global leading position in electric dry- and wet male shaving and grooming products in 2007. The Shaving & Beauty business celebrated the milestone of producing its 500 millionth shaver and achieved record sales and earnings for the second consecutive year. 2007 also saw the global introduction of two innovative shaver ranges, Arcitec and the Moisturizing Shaving System, which offer a much improved shaving performance combined with an innovative design.
The Beauty business continued its rapid expansion by offering a range of female depilation, haircare and male grooming products, among which the Bodygroom for males was particularly successful. The Bodygroom was further rolled out in Eastern Europe, Middle East and Africa and reached more than one million new consumers in Europe and North America.
In the Oral Healthcare category, the September 2007 launch of Flexcare firmly established Philips Sonicare as the world leader in the sonic power toothbrush category, according to GfK.
Focus resource allocation on mission-critical initiatives
The successful launches of Arcitec, the Moisturizing Shaving System and the FlexCare toothbrush are proofpoints of organizational emphasis on mission-critical initiatives.
The initiative to develop business jointly with the trade in the field of domestic appliances is recognized by retail partners as a positive change agent. This program is gaining momentum and will be rolled out beyond Domestic Appliances in 2008.
Ensure functional leadership to maximize cost efficiencies and speed
2007 saw the deployment of a sector-wide cost-reduction initiative “Earn-to-Invest”, which is designed to free up and redirect resources toward drivers of growth. In R&D, for example, this resulted in over 100 local initiatives to reduce costs (e.g. by moving prototype testing to lower cost locations) and increase speed (e.g. by reducing rework required on models and moulds).
Further develop consumer-centric innovation competence
DAP enhanced its innovative capability by leveraging (online) external networks and knowledge more intensely during the early phases of innovation (e.g. via the YourEncore online experts network). Posting the right technology questions in expert communities outside Philips increases the chances of getting better answers faster.
In June 2007, the Health & Wellness business organized the Avent Innovation Wave, at which all DAP employees worldwide were triggered to think as consumers for Mother & Childcare products. The event gathered over 1,200 validated consumer insights and over 500 product solutions, ensuring distinctive new propositions for the Philips AVENT portfolio as well as for expansion into new value spaces.

Focus on talent by securing engagement and internationalizing the talent pipeline
An Engagement Master Class has been introduced for all senior managers, and employee engagement data are used in leadership assessment/development and promotions.
Diversity is vital. To reflect DAP’s global business, our leaders need to have broad, multifunctional and international experience. For teams with global/regional reach, DAP requires that a minimum of 50% of the employees on each team originate from the markets in question.
Simplify the organization by creating a direct link between markets and the business
As of January 1, 2007, DAP removed the regional management layer between its global business units and country sales organizations, simplifying its organization and processes to facilitate maximum growth and realize untapped potential.
Redesign and simplify the innovation process towards Open Innovation
Building on the increasing application of the Value Proposition House methodology for arriving at a unique and discriminating positioning for a product, the marketing and R&D communities simplified the process to translate a Value Proposition House into a technical product specification. In addition, dedicated research was done on returned products to better understand consumer requirements, thereby augmenting the consumer insight knowledge base from which new products will be developed.
Strategy and 2008 objectives
Following the announcement of Vision 2010 in September 2007, the former Consumer Electronics and Domestic Appliances and Personal Care divisions have been integrated effective January 1, 2008, and going forward will be reported as the Consumer Lifestyle sector.
Philips Consumer Lifestyle will play an important role in the realization of Philips’ Vision 2010 ambition.
For 2008 and beyond, Consumer Lifestyle has put in place a number of specific value-creating initiatives which it will drive through a framework of Growth, Talent and Simplicity:
•	Leverage post-integration synergies, particularly with regard to customers, markets and key account management, as well as in supply chain optimization and the sector’s relationships with third-party suppliers and partners; synergies will also be realized across all operational processes, through the organizational blueprint and way-of-working design
•	Open up new value spaces in the consumer lifestyle field to further strengthen our business portfolio and to deliver upon our growth ambition
•	Create a unified, engaged and high-performance organization in which growth and diversity can be nurtured within our leadership community and talent pipeline
•	Maximize our structure to be fully market-driven, in terms of our customer relationships and our business portfolio.
The information on the financial performance of the sector Domestic Appliances and Personal Care under the heading “Operating and financial review and prospects” in item 5 is incorporated herein by reference.
Consumer Electronics
Placing consumers’ needs at the very heart of its strategy and activities. Philips Consumer Electronics (CE) is dedicated to providing consumers with lifestyle entertainment experiences and services whenever and wherever they want.
Applying relevant innovation powered by simplicity-led design to address the twin consumer desires of wellness and pleasure, Philips has a distinctive position in the consumer electronics space — offering applications with ‘ambient’ benefits that support both the individual’s desire for entertainment content as well as differentiated sensorial experiences.
Income is derived principally from two sources: products (including product/service combinations) and licensing activities.

In 2007, CE consisted of the following areas of business:
•	Connected Displays — including FlatTVs such as the new Aurea and the Ambilight range, the Perfect Pixel HD Engine picture quality platform, LCD PC monitors, and professional and business display solutions, such as Hotel TV and public signage displays
•	Entertainment Solutions, consisting of Video & Multimedia Applications — including the Cineos SoundBar DVD Home Theater with Ambisound technology, Hard Disk/DVD Recorders and Blu-ray Disc players — and Audio & Multimedia Applications — including GoGear portable audio and video players, Streamium Wireless Music Systems, entertainment docks for portable audio/video players such as Philips’ GoGear range and Apple’s iPod
•	Peripherals & Accessories — including Prestigo remote controls, Philips-Swarovski Active Crystal fashion accessories, the PhotoFrame range, amBX PC gaming peripherals, DECT and VoIP cordless phones, webcams and USB PC add-on drives
•	Home Networks — including a complete range of digital set-top boxes such as HDTV receivers, along with Streamium wireless audio-video links.
The license activities offer third parties access to new and inventive Philips technologies by making licenses available under Philips intellectual property relevant to these technologies. Licenses can be obtained for various products, like DVD/Blu-ray players, recorders and discs.
CE products are channeled towards the consumer primarily through national and international retailers. The division offers a broad range of products from high to low price/value quartiles, necessitating a diverse distribution model that includes mass merchants, retail chains, independents and small specialty stores often represented by buying groups. In order to work in the most effective way with these retail channels, Philips has created an organization designed around its retail customers, with Global Key Account Managers and Country Ambassadors.
The consumer electronics retail landscape continues to evolve, with the major emerging markets like Russia, China and India maintaining their strong growth, and retailers driving their expansion, both into new geographies, as well as into the online sector. Price pressure remains a key challenge for the industry.
The CE business experiences seasonality, with higher sales in the fourth quarter resulting from the holiday sales.
CE employs approximately 14,000 people worldwide, with a global sales and service organization embracing more than 50 mature and emerging markets in Europe, North America, Latin America, Asia Pacific, the Middle East and Africa. In addition, we operate manufacturing and business creation organizations in the Netherlands, France, Belgium, Hungary, Mexico, Argentina and Brazil, as well as overseeing licensed manufacturing activities in China.
CE complies with all relevant regulatory requirements, most notably the EU WEEE (Waste from Electrical and Electronic Equipment) Directive and the RoHS (Restriction of Hazardous Substances) Directive.
With regard to sourcing, please refer to the business description of Philips Supply Management under the heading “Group Management & Services”, in this item 4.
Progress against targets
With value creation — and margin management — our main objective, our 2007 activities centered on leveraging the strength of our asset-light operating model, as well as driving differentiation in the marketplace.
Growth
We achieved 1% comparable sales growth (nominal — 2%), with 9% comparable growth in the second half of the year (nominal + 6%). This overall growth was supported by double-digit growth with our top eight retail accounts. We maintained our strong relationships with major retailers, driving greater customer intimacy and dedication through a combination of more efficient distribution models, increased application of category management, and closer cooperation on supply chain management.
Overall, the consistent delivery of solid financial results has supported the strategic ambitions of sustainable performance through CE’s asset-light operating model (including minimal to negative net operating capital levels) and an adjusted IFO of around 3%.

Our Peripherals & Accessories business grew further with the acquisition of the US-based Digital Lifestyle Outfitters (DLO), a leading supplier of computer and digital music player accessories. Over the past years the Peripherals & Accessories organization has established a successful track record of integrating such acquisitions quickly and effectively. Along with its acquisition program, Peripherals & Accessories’ organic growth has benefited from the application of innovative brand alliances, such as the Philips-Swarovski Active Crystals range and the assortment of accessories for Nokia mobile phones.
Continuing our active portfolio management, in line with our growth strategy, we completed the sale of our remaining Mobile Phone activities to China Electronics Corporation (CEC) in March 2007. This transaction included the transfer of the Xenium product brand and the granting of an exclusive license to market and sell mobile phones under the Philips brand for the coming five years. In December 2007, Philips announced that it has reached an agreement to sell its Set-Top Boxes and Connectivity Solutions activities, part of the Home Networks business unit, to Pace Micro Technology of the UK. Upon completion of the deal, Philips will become a shareholder of some 23% in the combined business.
‘Relevant innovation’ continues to be a key driver of our business. Major 2007 product launches included the Aurea FlatTV, which we unveiled at IFA 2007 in Berlin. Taking Ambilight a dramatic step further, Aurea creates a halo of dynamic light within the frame and around the TV for an immersive viewing experience. The Cineos SoundBar with Ambisound technology simplifies the home entertainment experience, delivering real 5.1-channel surround sound from a single unit, reducing the need for multiple speakers and cabling. In PC gaming, we introduced a range of accessories applying Philips’ amBX technology for even more immersive gaming.
Simplicity-led design is a key differentiator in the consumer electronics marketplace. Its application — together with relevant innovation and deep consumer insight — has enabled CE to create unique and compelling lifestyle propositions. Early in 2007, CE appointed a dedicated Chief Design Officer to ensure a more structural and consistent implementation of a differentiating design strategy throughout the business creation process.
CE also continues to harness Philips’ ‘recommended brand’ status, driving Net Promoter Scores across all key categories, processes, functions and consumer touchpoints, in particular delivering consistent ‘top-tier’ results — above 60% levels — for the Ambilight Flat TV category.
Talent
Transformational leadership was reinforced by the launch, in April, of a strategic initiative to apply consumer and customer-centric behavior throughout the organization. This initiative was underpinned by a new structural framework — entailing key changes simplifying the way CE operates — designed to engender greater ‘outside-in’ thinking.
This initiative was carried further into the project to integrate CE and DAP in the Consumer Lifestyle sector, which commenced in September following the Philips Vision 2010 announcement.
CE’s People Leadership ranking showed a score of 76% in 2007, clearly above the high-performance benchmark.
Simplicity
CE has contributed significantly to the increase in Philips’ brand value by applying simplicity to products, services and the way we interact and communicate with our customer base.
CE has also worked directly with retailers in addressing the environmental impact of electrical consumer appliances. Major retail partners have sought Philips’ expertise in this area, leveraging the company’s EcoVision product creation strategy. Furthermore, the launch, in 2007, of a ‘green logo’ on CE’s most environmentally friendly products provided clear and easy in-store guidance to consumers about the environmental impact of Philips products they wish to purchase.
Strategy and 2008 objectives
Following the announcement of Vision 2010 in September 2007, the former Consumer Electronics and Domestic Appliances and Personal Care divisions have been integrated effective January 1, 2008, and going forward will be reported as the Consumer Lifestyle sector.
Philips Consumer Lifestyle will play an important role in the realization of Philips’ Vision 2010 ambition. For 2008 and beyond, Consumer Lifestyle has put in place a number of specific value-creating initiatives which it will drive through a framework of Growth, Talent and Simplicity:

•	Leverage post-integration synergies, particularly with regard to customers, markets and key account management, as well as in supply chain optimization and the sector’s relationships with third-party suppliers and partners; synergies will also be realized across all operational processes, through the organizational blueprint and way-of-working design
•	Open up new value spaces in the consumer lifestyle field to further strengthen our business portfolio and to deliver upon our growth ambition
•	Create a unified, engaged and high-performance organization in which growth and diversity can be nurtured within our leadership community and talent pipeline
•	Maximize our structure to be fully market-driven, in terms of our customer relationships and our business portfolio.
The information on the financial performance of the sector Consumer Electronics under the heading “Operating and financial review and prospects” in item 5 is incorporated herein by reference.
Lighting
Philips Lighting is the global market leader, with recognized expertise in the development, manufacturing and application of innovative lighting solutions. Philips pioneered many of the key breakthroughs in lighting technology, creating a solid basis for both its present activities and future aspirations. Through its expertise and in-depth understanding of the customer and the end-user, the division is a market-driven innovator in lighting and a shaper of the lighting industry landscape. As stated in its mission, Philips Lighting understands people and improves their lives with lighting.
Lighting’s products are found throughout the home and in professional applications — at work, on the move, in shops, in the city, hospitals, sports stadiums, etc. The division consists of the following businesses:
•	Lamps — incandescent; halogen; (compact) fluorescent; high-intensity discharge
•	Consumer Luminaires — functional; decorative; lifestyle
•	Professional Luminaires — city beautification; road lighting; sports lighting; office lighting; shop/hospitality lighting; industry lighting
•	Lighting Electronics — electronic gear; electromagnetic gear; controls
•	Automotive and Special Lighting Applications — car headlights; car signaling; other transport vehicles; optical lighting; infrared; ultraviolet; projection
•	Solid-State Lighting Components and Modules — retrofits; modules; flashlight; display; LUXEON.
Two key trends are shaping the global lighting market: the need for energy efficiency and the emergence of solid-state lighting.
Lighting presents a clear opportunity to save energy and slow climate change. It accounts for some 19% of global electricity consumption. Innovative lighting solutions can realistically save up to 40% energy on today’s installed base, while also improving the quality of the light.
Solid-state or LED lighting represents the most significant development in lighting since the discovery of electric light well over a century ago. Offering unprecedented design freedom in terms of color, dynamics, miniaturization, architectural integration and energy efficiency, it is opening up exciting new possibilities, e.g. for ambience creation.
Our customers are mainly in the professional market. The Lamps business operates its sales and marketing activities through the professional, OEM and consumer channels, the latter also being used by our consumer luminaires business. Professional Luminaires is organized in a Trade business (commodity products) and a Projects business (project luminaires); for the latter, the main focus is on lighting designers, architects and urban planners. Automotive Lighting is organized in two businesses: OEM and After-market. Special Lighting and solid-state lighting components and modules are OEM businesses, while Lighting Electronics’ sales and marketing are conducted through both the OEM and wholesale channels.
The division has manufacturing facilities in 25 countries, and sales organizations in more than 60. Commercial activities in other countries are handled via dealers working with the International Sales organization. Lighting has some 54,000 employees worldwide.
Lighting complies with all relevant regulatory requirements, most notably the EU WEEE (Waste from Electrical and Electronic Equipment) Directive and the RoHS (Restriction of Hazardous Substances) Directive.
With regard to sourcing, please refer also to the business description of Philips Supply Management under the heading “Group Management & Services” in this item 4.

Progress against targets
In the Annual Report 2006, Lighting identified a number of key objectives for 2007. The progress made in addressing these is discussed below.
Emerging markets
We continue to build on our strong position in key emerging, fast-growth markets, such as Latin America, China, the Indian subcontinent, Central and Eastern Europe and the ASEAN zone, which together now account for 37% of Lighting sales. In these markets, our comparable and nominal growth in 2007 was 16%.
Developing our distribution networks in these countries continues to receive our full attention. In China, for example, we are expanding our distribution network to second and third-tier cities, of which there are some 660 with populations of between half a million and two million. In 2007, we added 8,000 outlets (or 30 per day), giving a total of 11,600. We expect this figure to rise to 18,700 by the end of 2008. Our China Sourcing Group, formed in 2004 as a Lighting entity to facilitate our businesses’ sourcing from China through one window, is on course to deliver USD 1 billion supply value by 2010.
Energy-efficient lighting solutions
In 2007, Lighting built on its strong position in the value chain towards professional end-users and consumers, especially by drawing attention to the worldwide energy and climate-saving opportunity offered by our energy-efficient lighting. Our new innovative lighting solutions can realistically save up to 40% energy on all today’s installed lighting, whether outdoors, in offices or shops, or in the home. At the same time they offer a clear improvement in the quality of the light.
Saving 50% on energy costs and creating a safer environment, over 50,000 Philips CosmoPolis street lighting systems have already been installed in 50 cities in Europe, and interest is increasing in Asia, and particularly China, where energy-efficient products already represent 44% of our total Lighting sales.
The switch-over rate to energy-efficient lighting, however, is still too low given the energy-saving opportunity. We are working hard to remove the obstacles to accelerating this switch-over via awareness campaigns (public and private), supporting new legislation (e.g. energy certification for buildings) and partnerships (public, private, non-government organizations and utilities). In 2007, sales of our Green products rose further and now account for 48% of Lighting sales.
Solid-state lighting
In 2007 we strengthened our position as the leader in solid-state lighting and are the only company covering the whole value chain from LED components via modules to luminaires and systems. Over the past few years we have invested nearly EUR 4 billion in acquiring high-growth businesses in the areas of solid-state lighting and luminaires. This figure includes the sum of EUR 1.8 billion agreed in November 2007 for the acquisition of Genlyte Group Incorporated, a leading North American luminaire manufacturer, which we completed on January 22, 2008.
Besides growing our presence in North America, this transaction deepens our contacts to end-users, such as wholesalers, contractors, architects and lighting designers, helping us speed up the market roll-out of more energy-efficient lighting and the introduction of new lighting technologies, like solid-state lighting.
Early in 2007 we closed the acquisition of Partners in Lighting International (PLI), the leading European manufacturer of home luminaires. This acquisition strengthens our presence in the home lighting market, where solid-state lighting will bring major benefits in terms of creating atmospheres and reducing energy consumption. Successfully integrated, PLI is now organized as a global business in its own right and is running well ahead of its business plan.
Next came our acquisition of TIR Systems, based in Vancouver, Canada, a leading company in solid-state lighting technology for products that generate high-quality white light and a leader in SSL modules. TIR has a sizeable intellectual property portfolio.
In September we completed the acquisition of Color Kinetics, a recognized innovator and leading player in the SSL luminaire business with a strong presence in the USA and a broad technology and intellectual property portfolio (controls and intelligent technology).
In this way we are building a strong position through the complete SSL value chain for future growth in energy-efficient lighting solutions using LED sources. These acquisitions strengthen our technology base and intellectual property position, and provide us with a strong presence in all continents. At the same time we continue to develop and invest in new OLED (Organic LED) and solid-state laser activities.

Talent
Under the heading Building competence, we have been driving the quality of our leadership, training more than half our marketing people in the past two years on using end-user insights to drive innovation, the Value Proposition House methodology and marketing planning and execution. We have hired around 20 executive potentials per year over the past four years.
Under the heading Building a strong culture of excellence, we have been establishing a growth culture and have seen our progress reflected in, for example, a considerable advance in our Employee Engagement Survey score towards the high-performance benchmark and over 40% employee participation in our annual Quality Improvement Competition.
Simplicity
To bring ourselves closer to our customers, we have shifted our focus from product management to market segments. This move toward added value is reflected in the lighting solutions we offer in the various segments.
For example, in the home environment, we let people create the atmosphere to suit their mood by choosing the color of their light with LivingColors. And our flexible AmbiScene lighting concept lets retailers tailor the instore ambience at the touch of a button, to offer consumers an inspiring shopping experience.
In line with this, we have organized our country sales groups around the customer channels — wholesale, projects, OEM and mass retail — and leveraged our back office activities across our businesses as shared service departments.
We made significant progress in 2007 in our drive for supply chain excellence — specifically in the area of organizing the China supply chain, where volume doubled in the last year — thanks to several initiatives to improve processes and ways of working (e.g. direct shipments and planning).
Strategy and 2008 objectives
Philips Lighting will play an important role in the realization of Philips’ Vision 2010 ambition. For 2008 and beyond, Lighting has put in place a number of specific value-creating initiatives which it will drive through a framework of Growth, Talent and Simplicity:
•	Accelerate growth, both organically and through the successful integration of acquisitions, on the basis of strength in emerging markets and in energy-efficient lighting solutions
•	Expand in the direction of system solutions, closely connected to the applications in the market, in the areas of professional luminaires and consumer luminaires
•	Continue to build on the leading position in solid-state lighting
•	Strengthen the leadership bench via proactive talent recruitment
•	Continue to build on the strong culture of excellence, while creating a learning organization focused on continuous improvement
•	Streamline ways of working by implementing segment marketing, strengthening customer focus and driving for supply excellence.
The information on the financial performance of the sector Lighting under the heading “Operating and financial review and prospects” in item 5 is incorporated herein by reference.
Innovation & Emerging Businesses
In 2007 this sector comprised Corporate Technologies, Corporate Investments, Design and Consumer Healthcare Solutions. The latter — renamed Home Healthcare Solutions — became part of the Healthcare sector as of January 1, 2008.
In 2007 this sector — previously reported under the heading Other Activities — was positioned as Innovation & Emerging Businesses, reflecting Philips’ ambition for future growth. By leveraging its brand, technology, IP base and distribution network, Philips invests, through this sector, in projects that are not currently part of the operating divisions, but which will — Philips believes — lead to additional organic growth or value creation through future spin-offs.
Corporate Technologies
Corporate Technologies feeds the innovation pipeline, enabling its business partners — Philips divisions and external businesses — to improve their time-to-market and innovation effectiveness, and thus achieve profitable growth.

It includes Corporate Research, Philips’ Incubators, Intellectual Property & Standards, campuses in India and China, as well as Applied Technologies.
Corporate Technologies supports Philips’ operating divisions in turning innovations into advanced products, creating company-wide technology synergies through its shared labs and competencies. The High Tech Campus in Eindhoven, Netherlands, and the Philips Innovation Campus in Bangalore, India and Shanghai, China are prime examples of this approach.
Innovations are developed in close interaction with endusers and partners, in order to ensure that as well as being advanced, they are designed around users’ needs and are easy to experience. Corporate Technologies reaches out to others in the innovation eco-system through relationships with institutes, academia and industrial partners, as well as via European and regional projects and presence at clinical sites. By adopting an Open Innovation strategy, Corporate Technologies also leverages the joint innovation power of its partners to bring more innovations to market faster and more effectively.
Corporate Technologies invests in new business opportunities as well as in building world-class competencies and technologies that are essential for the Philips businesses, but also provides these to external customers, in order to realize maximum return on investment. Technologies and applications are made available in the form of patent and technology licenses, software and hardware components, prototypes, competencies and services (design, system integration, product introduction services and testing). Where appropriate, emerging businesses are incubated until they are ready for transfer to a sector or spin-out, in part or in whole, to a third-party investor.
In total, Corporate Technologies employs around 4,200 professionals at some 20 locations worldwide.
Research
Philips Research supports Philips’ operating divisions with innovations, inventions and long-range vision. It employs approximately 1,800 professionals around the globe. Founded in 1914, Philips Research is one of the world’s major private research organizations, with main laboratories in the Netherlands, Germany, the United Kingdom, the United States, China and India. The activities are driven by user insights, and Philips Research runs an ExperienceLab, consisting of HomeLab, ShopLab and CareLab, in order to obtain continuous feedback on how well its concepts meet end-user expectations.
Incubation and emerging businesses
In line with its strategy, Philips has established three corporate venturing organizations: the Healthcare, Lifestyle and Technology Incubators, employing close to 200 professionals. Their charter is to identify new growth opportunities for Philips and to help business teams transform ideas into new business, by matching unmet market needs with a unique value proposition. The necessary capabilities can be sourced internally, or acquired externally, e.g. in the start-up community. These initiatives are governed by boards which are chaired by a member of the Board of Management. In 2007 an external financing round was successfully structured for Silicon Hive, diluting Philips’ stake in this venture into that of the largest minority shareholding. In addition to the Incubator activities, a Molecular Healthcare business initiative has been created.
Philips Intellectual Property & Standards (IP&S)
Philips IP&S proactively pursues the creation of new Intellectual Property (IP) in strategic areas and uses this IP to support the growth and competitiveness of Philips’ businesses. IP&S manages the Philips IP portfolio, which currently consists of about 60,000 patent rights, 29,000 trademarks, 43,000 design rights and 2,000 domain name registrations. By participating in the creation of new standards, IP&S also facilitates market adoption of new innovations. Employing close to 450 people, IP&S has a strong global presence with offices in the major countries, which allows it to create and exploit the Philips IP portfolio close to its internal and external customers.
Philips believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents and licenses.
Applied Technologies
Philips Applied Technologies supports its customers by providing technology and developing first-of-a-kind products and applications. Approximately 850 professionals — working at six locations across Europe, Asia and the US — create new technologies and transform ideas into competitive products. In addition, customers are served through New Product Introduction Services.
Progress against targets
In the Annual Report 2006, Corporate Technologies defined a number of key focal areas for 2007 and beyond. The progress made in these is outlined below.

Developing advanced technologies to create meaningful innovations
Corporate Technologies contributed to a host of meaningful innovations in 2007. In healthcare, for example, the concept of SmartExam was introduced to MRI, leading to simpler procedures and an improved workflow for high-quality scans. For CT, a totally new hardware architecture has been developed, including an air-bearing gantry and new x-ray optics, allowing extremely highspeed multiple-slice scanning, which yields much sharper heart images. In solid-state lighting, Lumiramics technology has been transferred to Philips Lighting, providing the business with a breakthrough in color consistency for white LED products, a key component in the solid-state lighting revolution.
Generating patents
Philips filed approximately 1,625 patents in 2007. Currently, Philips is in the process of reshaping its intellectual property portfolio in line with its new strategic focus on Healthcare, Lighting and Consumer Lifestyle.
Incubating new businesses
The Philips Incubators are separate business units within Corporate Technologies. In 2007 there was public presence for 3D Solutions, amBX, Handshake Solutions, Lumalive, Content Identification, Beatbrew, Care Servant and Handheld Diagnostics, including a commercialization agreement with Cozart on drugs-of-abuse testing. The combined incubator pipelines contain more than 25 ventures. To ensure more effective management of the ventures in the pipeline, Bell-Mason stage gating was introduced in 2006, with preceding phases added in Philips Research. In 2007, more than 500 people across Philips were trained in this methodology.
Stimulating end-user focus
Philips has introduced the Value Proposition House methodology to capture end-user insights and create meaningful innovations. Marketing, supply management and R&D have worked closely together to create a process for value propositions and how to translate them into successful innovations.
Strategy and 2008 objectives
Corporate Technologies’ strategy for 2008 and beyond will focus on:
•	Developing advanced technologies and applications to create meaningful innovations
•	Generating patents to protect these innovations, particularly in key areas of growth
•	Incubating new businesses as a driver of sustainable growth
•	Improving innovation effectiveness by stimulating enduser focus and cross-functional collaboration with marketing and supply management
•	Establishing closer links to the business sectors by reinforcing the account management function. This will ensure sharing of user insights, roadmap continuity and awareness of business options.
Corporate Investments
Divested activities
In line with Philips’ strategy to reduce its portfolio of noncore, strategically unaligned activities, most of the remaining activities within Corporate Investments were divested in the course of 2007.
Philips Power Solutions — Supplies
Philips Power Solutions — Supplies develops and markets integrated modules for electronic power conversion and has some 85 employees; sold to Bobinados de Transformadores S.L.
Ommic
Ommic develops, produces and markets Low Noise
Amplifiers, smart antenna core chips and epitaxy/foundry services and has some 70 employees; sold to Financière Victoire SAS of France.
Philips Optical Storage — Optical Media & Technology
Optical Media & Technology, part of Optical Storage, is engaged in the development and verification/certification of formats/standards in optical media and the development and marketing of test disks and has some 55 employees; sold to MoserBaer.

Philips Optical Storage — Automotive Playback Modules
Automotive Playback Modules develops and markets playback modules for the automotive industry and has some 1,600 employees; sold to LiteOn IT Corporation.
Remaining activities
As of the end of 2007, Corporate Investments consists of Assembléon and High-tech Plastics — Optics.
Assembléon
Assembléon is a wholly owned subsidiary that develops, assembles, markets and distributes a diverse range of surface-mount technology placement equipment. Its customers use Assembléon machines to place surface-mount devices and other electronic components on printed circuit boards. Assembléon employs some 750 people, mainly in the Netherlands.
High-tech Plastics-Optics
High-tech Plastics — Optics develops, manufactures and markets high-end plastics, opto- and opto-mechanical products. It employs some 360 people, almost all in China.
In 2008, Corporate Investments will be repositioned as the New Venture Integration Group, which will focus on the integration of newly acquired companies across all sectors.
Philips Design
Philips Design is one of the largest and longest-established design organizations of its kind in the world. It is headquartered in Eindhoven, the Netherlands, with branch studios in Europe, the USA and Asia Pacific.
Its creative force of some 550 professionals contains more than 30 different nationalities, embracing disciplines as diverse as psychology, cultural sociology, anthropology and trend research in addition to conventional design related skills.
Philips Design works according to a proprietary methodology known as High Design. High Design is completely human-focused and research-based, and always uses a deep understanding of people’s needs as the starting point for the design process. It also provides the framework for translating these insights into imaginative yet feasible solutions.
In this way Philips Design is an important driver in making the Philips brand promise of “sense and simplicity” tangible. Philips believes it is only by appreciating the values and motivations of end-users that it can create sustainable propositions that are simple to experience and enrich the quality of people’s lives.
Philips Design offers a full range of design services to many different types of clients both within and outside the Philips organization. These include design management, corporate identity creation and innovation design, as well as design of products, communication materials, interfaces and solutions for internet and new media.
In 2007, Philips received an outstanding total of over 35 design awards. The Red Dot ‘best of the best’ for designs considered pioneering in their field was awarded to the Philips Design Skin Probes, which also featured in TIME Magazine’s list of “best inventions 2007”. These far-future research initiatives track trends and developments that may ultimately evolve into mainstream issues with a significant impact on Philips’ business.
In 2007, Philips Design also received the first ever Design Management Europe award for its successful integration of design into business.
Consumer Healthcare Solutions
Philips Consumer Healthcare Solutions* provides products and services that improve the quality of life for at-risk seniors, people with chronic illnesses and their caregivers, by enabling independent living at home.

*	In 2007, Consumer Healthcare Solutions was reported in the sector Innovation & Emerging Businesses. As of January 1, 2008, Consumer Healthcare Solutions — renamed Home Healthcare Solutions — has been incorporated in the new Philips Healthcare sector.

Given the unsustainable level of healthcare costs in many markets and the growing emphasis on both efficiency and patient comfort, we are witnessing a gradual shift towards diagnosing, treating and monitoring patients in their homes rather than in hospitals. Demand for home healthcare is also growing due to the increasing number of elderly people and the rising incidence of chronic diseases.
The business consists of Lifeline and Philips Remote Patient Management.
Lifeline is the North American market leader for medical alert services. Its 1,100 employees work closely with community hospitals, homecare agencies and referral networks to provide emergency medical alert services and social support to the at-risk elderly to enhance their independence and quality of life.
In 2007, Lifeline continued to realize double-digit organic growth of its subscriber base. With the purchase of Health Watch, Lifeline now monitors over 700,000 subscribers. The Senior Living division, which serves the independent and assisted living market, now services nearly 150,000 residents in senior living facilities.
In 2008, Lifeline will continue to develop its core business by leveraging healthcare channels in local communities, as well as investing in innovation to stimulate further market development and deploying new marketing tools, such as customer relationship management software for more touch points with potential subscribers. The consolidation of the Health Watch platform into Lifeline is well under way and will be completed in 2008.
In 2007, Philips Remote Patient Management — with some 400 employees — focused on building awareness within the home health industry of its comprehensive offering of telehealth products and services for post-hospital discharge monitoring of chronically ill patients.
This offering includes wireless home telemonitoring devices and web-based clinical review software, as well as a suite of services such as data review, program development and deployment support designed to help customers build or improve their telehealth programs.
In 2008, Philips Remote Patient Management will continue to focus on the home care market. By implementing initiatives designed to leverage Lifeline’s relationships with home health agencies, and by developing strategic relationships with home care associations and technology partners, Philips expects patient enrollment to increase gradually and consistently throughout the year.
The recent acquisition of Raytel Cardiac Services, a provider of solutions for pacemaker, implanted defibrillator, holter, event and anticoagulation monitoring, complements Philips’ portfolio of home healthcare solutions. By adding home cardiac monitoring services and clinical call center competencies, the acquisition allows Philips to better serve the home healthcare market and exploit potential synergies with its cardiology competency. Over the next several years, Philips will leverage Raytel’s clinical call center infrastructure, referral base and experience in out-of-hospital services to enhance its home healthcare business.
Our proposed acquisition of Respironics — a leading USbased global provider of innovative respiratory and sleep therapy solutions for hospital and home use — is part of Philips’ strategy to create a global leadership position in the fast-growing home healthcare market, where we can leverage our Philips brand and our understanding of people’s needs. Building upon the prior 2007 acquisitions of Health Watch and Raytel Cardiac Services, the acquisition of Respironics will establish us as the market leader in home healthcare solutions.
With regard to sourcing, please refer also to the business description of Philips Supply Management under the heading “Group Management & Services” in this item 4.
With regard to regulatory requirements, please refer to regulatory requirement in the business description of Medical Systems.
With regard to strategy and 2008 objectives, please refer to the Philips Healthcare strategy and 2008 objectives in the business description.
The information on the financial performance of the sector Innovation & Emerging Businesses under the heading “Operating and financial review and prospects” in item 5 is incorporated herein by reference.

Group Management & Services
The sector Group Management & Services comprises the activities of the corporate center including Philips’ global brand management and sustainability programs, as well as country and regional overhead costs, and costs of pension and other postretirement benefit plans. Additionally, the Global Service Units such as Philips General Purchasing and Real Estate are reported in this sector.
The information on the financial performance of the sector Group Management & Services under the heading “Operating and financial review and prospects” in item 5 is incorporated herein by reference.
Supply Management
The Company’s mission for supply management is to create value by leveraging the power of One Philips and transforming the transactional purchasing function into strategic supply management.
2007 marks the fourth year of a comprehensive change program. Supply Management plays a key role in value creation, and 74% of Philips’ spend is now centralized or center-led. From 2003 until 2007 the total number of active suppliers was reduced from more than 50,000 to less than 20,000. 80% of spend on Bill of Material (BOM) is now concentrated on 255 suppliers, and in Non-Product-Related (NPR) on 670 suppliers.
Leveraging the power of One Philips
Leveraging the company’s spend and resources in key areas and negotiating as One Philips improves time-to-market, reduces total cost of ownership and increases quality. Strategic priorities are:
•	NPR spend: Philips has centralized its NPR spend. In addition to enhancing negotiating power, this organization initiates cost-saving projects together with operational units and suppliers, in the areas of cost avoidance and efficiency enhancement. During 2007 the transactional shared service centers for NPR purchasing were outsourced, together with the Finance Shared Service activities, to Infosys.
•	Cross-divisional BOM opportunities: ownership of some EUR 3 billion cross-divisional spend is concentrated centrally. Cross-divisional teams led by divisional Chief Purchasing Officers are active in ten commodity areas, including metals and electronic components. Centralized ‘One Philips’ leveraging of this spend with fewer, more strategic suppliers has resulted in significant value creation.
•	Outsourcing strategy and guidance: this initiative supports industrial strategy decision-making, addressing the shift in resources required to manage the change to an outsourcing relationship. The Company’s total OEM/ODM outsourcing spend has almost doubled in the past three years to EUR 6.5 billion. To encourage development of more strategic relationships, the number of preferred EMS suppliers has been reduced from 61 in 2004 to 8 in 2007.
Supply Management set a target in 2005 to achieve two year cumulative savings of EUR 1 billion in the ‘One Philips’ spend categories. This target was met in the 2006/2007 time frame and has helped to improve Philips’ competitiveness.
Transforming toward strategic supply management
Strategic suppliers
Philips can realize more value by working closely with a strong network of strategic suppliers. The ‘Partners for Growth’ strategic supplier relationship management program brings Philips together with its top 30 suppliers to identify and exploit concrete business opportunities. Philips’ business with ‘Partners for Growth’ suppliers has increased by 29% since 2004.
More than 50% of total product costs are defined in the early development stages. Therefore, early supplier/supply management involvement in the product creation process is essential in realizing quality plus time- and cost-saving initiatives. This priority has led to an increased involvement of supply management and strategic suppliers in the creation process, also via a wider application of tools like design-in workshops.
Supplier Performance Measurement
A Global Supplier Rating System (GSRS) is now operational in all businesses, resulting in a more professional and structural supplier performance measurement and subsequent improvement actions. In 2007 the rating system covered 84% of the total spend.

Supplier consolidation
Supplier concentration is a key element in reducing complexity in the supply chain. For example, Medical Systems sources sub-assembly units from a limited number of global suppliers. The drive towards supplier consolidation continues, with Medical Systems on target to procure 80% of its BOM from fewer than 100 preferred suppliers.
Sustainability
In support of the Company’s strong commitment to sustainability, all suppliers with spend above EUR 100,000 in risk areas are audited, partially with the help of external, independent auditing firms. A rigorous program is in place to follow up any issues that may occur. As part of the Dow Jones Sustainability Index assessment, the rating for this practice went up from 81 to 92 in 2007.
Managing sourcing risk
To enhance risk management in the supply chain, Consumer Electronics has for many years implemented a dual-sourcing strategy to ensure competitive sourcing and continuity of supplies. It has done this through strategic partnerships, mainly in the areas of LCD panels and EMS. In 2007 the major challenge was to manage the tightening market in LCD panels. In another example of reducing sourcing risk, Lighting has established partnership agreements with those key suppliers on which it depends for the supply of critical lamp components.
Low-cost country sourcing
Low-cost country sourcing activities have continued to be a major source of value in supply management. For example, Lighting utilizes a global supply base to support its varied manufacturing operations. A dedicated China Sourcing Group is in place to source products for both local and export markets. While China is the main area of attention, other countries are also under review for further extension of the supply base presence. In 2007, 58% of BOM spend and 24% of NPR spend took place in low-cost countries.
E-contract management
E-contract management is being rolled out across the company. In 2007, EUR 2.6 billion (or 14%) in spend was managed via e-bidding events, compared to around EUR 387 million in 2005.
Market intelligence
In 2007 a central-led Supply Market Intelligence and Services group (SMIS) was created with presence in key supply markets (China, India, Korea, Japan and Taiwan). The SMIS teams work closely together with businesses to identify supply market opportunities.
Organizational structure
The information concerning Philips’ significant subsidiaries in Exhibit 8 to this Annual Report on Form 20-F is incorporated herein by reference.
Property, plant and equipment
Philips owns and leases manufacturing facilities, research facilities, warehouses and office facilities in numerous countries over the world.
Philips has approximately 100 production sites in 29 countries. Philips believes that its plants are well maintained and, in conjunction with its capital expenditures for new property, plant and equipment, are generally adequate to meet its needs for the foreseeable future. For the net book value of its property, plant and equipment and developments therein, reference is made to note 15 “Property, plant and equipment” on page 161 of the 2007 Annual Report incorporated herein by reference. The geographic allocation of assets employed as shown in the section entitled “Information by sectors and main countries” on pages 137 through 139 of the 2007 Annual Report and incorporated herein by reference, is generally indicative of the location of manufacturing facilities. The headquarters in Amsterdam are leased. The information as shown in note 26, entitled “Contractual Obligations” on page 173 of the 2007 Annual Report, partly related to the rental of buildings, is incorporated herein by reference.
For environmental issues affecting the Company’s properties, reference is made to note 27 on pages 173 through 176 of the 2007 Annual Report incorporated herein by reference.
Capital expenditures in progress are generally expected to be financed through internally generated cash flows. For a description of the geographic spread of capital expenditures, reference is made to the section “Information by sectors and main countries” on pages 137 through 139 of the 2007 Annual Report incorporated herein by reference.

For a description of the Company’s principal acquisitions and divestitures, reference is made to note 2 on pages 147 through 152 of the 2007 Annual Report incorporated herein by reference.
Item 4A. Unresolved Staff Comments
None.

Item 5. Operating and financial review and prospects
Operating results
The year 2007
•	2007 was a successful year for Philips. We delivered on our growth target, realizing 5% comparable sales growth, and exceeded our profit target with adjusted income from operation (adjusted IFO) of 7.7%. Our strong innovation pipeline and balanced portfolio proved their robustness in a weakening economic environment.

•	In 2007 we accelerated the transformation of Philips into a market-focused, people-centric company capable of delivering sustained profits.

•	We invested a total of EUR 1.5 billion in acquiring high-growth, high-margin businesses to strengthen our leadership position in promising markets and to gain access to new markets.

•	At the end of the year, we announced the two largest acquisitions in recent company history, Genlyte and Respironics. The integration of these highly profitable companies is in line with our Vision 2010 strategy.

•	In 2007 we further reduced our shareholdings in LG.Philips LCD and TSMC to 19.9% and 5.0% respectively, generating cash inflows of EUR 5.4 billion and a gain of over EUR 3 billion.

•	We bought back shares for EUR 1.6 billion and returned EUR 0.6 billion cash to our shareholders via the annual dividend payment.

•	At the end of 2007 we announced a further EUR 5 billion share buy-back program, which we intend to largely complete by the end of 2008. In addition, we are proposing a dividend of EUR 0.70 per share in 2008, a 17% increase compared to 2007.
Key data

in millions of euros, except for the per common share data	2006 1)	2007

Sales	26,682	26,793
IFO	1,201	1,852
as a % of sales	4.5	6.9
Adjusted IFO	1,386	2,065
as a % of sales	5.2	7.7
Financial income and expenses	28	2,613
Income tax expense	(167)	(622)
Results equity-accounted investees	(157)	763
Minority interests	(4)	(5)

Income from continuing operations	901	4,601
Income (loss) from discontinued operations	4,482	(433)

Net income	5,383	4,168
Per common share (in euro) — basic	4.58	3.84
Per common share (in euro) — diluted	4.55	3.80

Net operating capital (NOC)	8,518	10,586
Cash flows before financing activities	(2,472)	5,449
Employees (FTE)	121,732	123,801
of which discontinued operations	6,640	5,703

1)	Restated to present the MedQuist business as a discontinued operation.
In 2007 the Philips Group achieved comparable sales growth of 5%. However, because of a 3% negative currency effect and the impact of acquisitions and divestments, nominal sales remained stable compared to 2006.
Comparable sales growth was realized by all divisions, with DAP (15%) and Lighting (6%) delivering particularly strong growth. Comparable sales growth at CE was limited to 1% mainly due to market share losses in Connected Displays in the first half of 2007, especially in the US. At Medical Systems, comparable sales increased by 4%, despite a softening of the imaging market in the US, due in part to the impact of the Deficit Reduction Act, and in Japan.

Sales growth was particularly strong in emerging markets, which will continue to be increasingly important to Philips. Emerging markets, most notably China, Russia and India, contributed 60% to our comparable sales increase in value, while accounting for 30% of total revenues.
IFO amounted to EUR 1,852 million, compared to EUR 1,201 million in 2006.
The Group’s adjusted IFO improved by EUR 679 million and amounted to EUR 2,065 million, or 7.7% of sales, the highest margin in recent years, up from 5.2% in 2006. The higher results were primarily driven by DAP and Lighting, which achieved adjusted IFO margins of 17.6% and 11.9% respectively. Additionally, the EUR 146 million cost reduction in the Group Management & Services sector contributed significantly to the earnings improvement. The increase in adjusted IFO was also attributable to a EUR 256 million product liability charge in 2006.
Income from continuing operations amounted to EUR 4,601 million, an increase of EUR 3,700 million compared to 2006. The improvement was driven by EUR 651 million higher operational earnings and EUR 2,585 million increased financial income, primarily due to the sale of shares in TSMC. Income tax charges were EUR 455 million higher, at an effective tax rate of 13.9% in 2007 compared to 13.6% in 2006. Results of equity-accounted investees improved by EUR 920 million, including a EUR 508 million non-taxable gain from the sale of shares of LG.Philips LCD and a EUR 456 million improvement in that company’s operational results.
Income from discontinued operations showed a loss of EUR 433 million, mainly due to MedQuist-related impairment charges, taking into account cumulative foreign currency translation differences. In 2006, income from discontinued operations included a total gain of EUR 4,283 million from the sale of Philips’ majority stake in Semiconductors.
Net income for the Group resulted in a profit of EUR 4,168 million, or EUR 3.84 per share.
Cash flows before financing activities increased by EUR 7.9 billion, largely due to increased cash flows from operating activities, higher inflows from the sale of stakes in TSMC and LG.Philips LCD, and lower cash outflows for acquisitions.
Performance of the Group
Sales
In percentage terms, the composition of sales growth in 2007, compared to 2006, was as follows:
Sales growth composition 2007 versus 20061)

in %			consoli-
	comparable	currency	dation	nominal
	growth	effects	changes	growth

Medical Systems	3.6	(5.2)	1.9	0.3
DAP	15.4	(3.1)	4.9	17.2
Consumer Electronics	1.0	(2.2)	(0.8)	(2.0)
Lighting	6.0	(3.1)	8.6	11.5
Innovation and Emerging Business	32.2	(4.5)	(80.6)	(52.9)
Group Management & Services	30.8	(2.3)	(10.5)	18.0

Philips Group	4.9	(3.3)	(1.2)	0.4

1)	Restated to present the MedQuist business as a discontinued operation.
Group sales grew by 5% on a comparable basis to EUR 26,793 million in 2007. However, because of a 3% negative currency effect and a negative net impact of acquisitions and divestments, mainly due to the divestment of Optical Storage and Mobile Phones, nominal sales remained stable year-over-year.
The comparable sales growth was driven by all market clusters and all product divisions, and was particularly strong at DAP (15.4%) and Lighting (6.0%).
The robust sales increase at DAP was driven by double-digit sales growth in all businesses, most notably Domestic Appliances, and was visible throughout all market clusters, with especially strong growth rates in emerging markets. The increase in Lighting sales was mainly attributable to solid growth in energy-efficient lighting within the Lamps and Luminaires businesses.

Medical Systems’ growth (3.6%) was led by Ultrasound & Monitoring and Customer Services. Overall sales growth was tempered by a decline at Imaging Systems, primarily due to a softening of the market in the US (including the effect of the Deficit Reduction Act) and Japan. At CE, the sales increase (1.0%) was driven by all businesses, except Connected Displays, which lost market share in the first half of 2007, and was faced with fierce competition and price pressure in the Flat TV segment, particularly in the US.
Earnings
In 2007, Philips’ gross margin of EUR 9,169 million, or 34.2% of sales, represented an improvement of EUR 919 million compared to 2006 (EUR 8,250 million, or 30.9%). Adjusted for the product liability charge in 2006 (EUR 256 million), gross margin improved from 31.9% of sales to 34.2%. This improvement was primarily driven by higher gross margins at Medical Systems and Lighting.
Selling expenses increased from EUR 4,655 million in 2006 to EUR 4,980 million in 2007, largely due to higher expenditures at Lighting and DAP, both partly related to acquisitions and higher sales. As a percentage of sales, selling expenses increased from 17.4% in 2006 to 18.6% in 2007, mainly attributable to Lighting (mostly due to acquisitions) and Medical Systems.
Research and development costs (EUR 1,629 million, or 6.1% of sales) declined slightly compared to 2006 (EUR 1,659 million, or 6.2% of sales), as lower expenditures at CE, mainly related to the divestment of Mobile Phones, offset increased investments in Medical Systems, Lighting, DAP and Innovation & Emerging Businesses.
General and administrative expenses (EUR 854 million) declined by 12% compared to 2006 (EUR 969 million), largely as a result of lower pension costs and reduced overhead costs in corporate and regional organizations, following the simplification of the regional management structure. As a percentage of sales, G&A costs declined from 3.6% in 2006 to 3.2% in 2007.
The following overview shows sales, IFO and adjusted IFO according to the 2007 sector classification.

in millions of euros					2007

			as a % of
	sales	IFO	sales	adjusted IFO	as a % of sales

Medical Systems	6,470	743	11.5	875	13.5
DAP	2,968	510	17.2	523	17.6
Consumer Electronics	10,362	322	3.1	325	3.1
Lighting	6,093	675	11.1	722	11.9
Innovation and Emerging Business	703	(101)	(14.4)	(83)	(11.8)
Group Management & Services	197	(297)	—	(297)	—

Philips Group	26,793	1,852	6.9	2,065	7.7

in millions of euros					2006 1)

			as a % of
	sales	IFO	sales	adjusted IFO	as a % of sales

Medical Systems	6,448	734	11.4	861	13.4
DAP	2,532	370	14.6	378	14.9
Consumer Electronics	10,576	313	3.0	314	3.0
Lighting	5,466	577	10.6	608	11.1
Innovation and Emerging Business	1,493	(94)	(6.3)	(76)	(5.1)
Group Management & Services	167	(699)	—	(699)	—

Philips Group	26,682	1,201	4.5	1,386	5.2

1)	Restated to present the MedQuist business as a discontinued operation.
In 2007, IFO increased by EUR 651 million compared to 2006, to EUR 1,852 million or 6.9% of sales. Excluding the EUR 256 million product liability charge which was recognized in 2006, IFO profitability improved by 1.4% in relation to sales, driven by the improved performance of DAP, Lighting and Group Management & Services.
Total adjusted IFO for the Group increased from EUR 1,386 million, or 5.2% of sales, in 2006 to EUR 2,065 million, or 7.7% of sales, in 2007, exceeding the Group’s profitability target of 7.5%.

The main drivers of the year-on-year adjusted IFO improvement were the strong, mainly sales-driven performance at DAP (EUR 145 million) and higher earnings at Lighting (EUR 114 million), as a result of higher sales across almost all businesses and a lower loss in the fluorescent-based LCD Backlighting business. Excluding the EUR 256 million negative impact of product liability charges in 2006, Group Management & Services’ result improved by EUR 146 million due to reduced corporate and regional costs as well as lower pension and brand campaign costs.
Medical Systems’ adjusted IFO of EUR 875 million represented a slight increase compared to 2006, both in absolute value and as a percentage of sales (13.5%).
Higher earnings at Customer Services, Ultrasound & Monitoring and Healthcare Informatics were partly offset by lower earning at Imaging Systems, largely as a consequence of lower sales. However, the division fell short of its 2007 target of 14-15% adjusted IFO profitability, almost entirely due to the challenging nature of the imaging market in 2007, especially in the US, which was affected by the Deficit Reduction Act. The 2007 adjusted IFO included EUR 8 million acquisition-related charges for Intermagnetics, whereas EUR 78 million post-merger integration costs and purchase-accounting charges related to the acquisitions of Witt Biomedical and Intermagnetics were included in 2006.
Exceeding the targeted 15% adjusted IFO profitability, DAP’s adjusted IFO increase of EUR 145 million compared to 2006 was primarily driven by strong sales growth, supported by the full-year contribution of Avent, and rapid expansion in emerging markets with stable margins. In addition, effective cost management supported the adjusted IFO profitability increase of 2.7% of sales compared to 2006. All DAP businesses supported the overall year-on-year improvement, both in nominal terms and as a percentage of sales.
CE’s adjusted IFO reached EUR 325 million, or 3.1% of sales, compared to 3.0% in 2006, in line with the target set for the division. A sales decline and high margin pressure at Connected Displays, particularly in North America, were more than offset by higher adjusted IFO in the other businesses, most notably Peripherals & Accessories and Entertainment Solutions.
Lighting’s adjusted IFO improved to EUR 722 million, or 11.9% of sales, mainly due to higher earnings in Lamps, Lumileds, Luminaires and additional adjusted IFO from the acquisition of Partners in Lighting International (PLI). The exit from the loss-making fluorescent lamp-based LCD backlighting business at the beginning of 2007 also added to the adjusted IFO improvement.
The adjusted IFO loss at Innovation & Emerging Businesses amounted to EUR 83 million, compared to a loss of EUR 76 million in 2006. Adjusted IFO in 2006 included an aggregated gain of EUR 76 million on the divestment of several businesses within Corporate Investments and Corporate Technologies. In 2007, adjusted IFO improved due to EUR 44 million higher license income.
Adjusted IFO at Group Management & Services improved by EUR 402 million compared to 2006, when the EUR 256 million product liability charge was recognized. The improvement in adjusted IFO was also driven by a EUR 146 million reduction in Corporate, Country & Regional overheads, lower pension costs and reduced investments in the brand campaign.
Pensions
In 2007, net periodic pension costs of defined-benefit pension plans amounted to EUR 27 million, compared to EUR 75 million in 2006, mainly due to an increase in plan assets in 2006. The payments to defined-contribution pension plans amounted to EUR 84 million, EUR 4 million higher than in 2006, largely due to acquisitions.
Total pension costs

in millions of euros	2006	2007

Total pension costs	(155)	(111)
of which operating divisions	(93)	(99)
of which Group Management & Services	(62)	(12)

The accounting rule for pensions and other postretirement benefits (SFAS No. 158) requires Philips to recognize the funded status of pensions and other postretirement benefit plans on the balance sheet. As a consequence, new actuarial gains and losses and unrecognized prior service cost resulting from plan amendments will directly affect stockholders’ equity through changes in other comprehensive income. The amortization of such costs is removed from equity in the period that they are included in the net periodic pension costs. The effect of SFAS 158 on stockholders’ equity resulted in an increase in other comprehensive income of EUR 218 million in 2007, compared to a net reduction of equity of EUR 477 million in 2006.
Restructuring charges
In 2007, IFO included a net charge of EUR 37 million for restructuring.
Restructuring charges by sector

in millions of euros	2006 1)	2007

Medical Systems	14	1
DAP	13	1
Consumer Electronics	12	7
Lighting	48	28
Innovation & Emerging Business	—	1
Group Management & Services	—	4
Reduction of excess provisions	(5)	(5)

	82	37

1)	Restated to present the MedQuist business as a discontinued operation.
The most significant new restructuring projects in 2007 were related to Lighting and consisted mainly of the exit from the fluorescent lamp-based LCD backlighting business and several projects in the Lamps business.
The Company’s remaining restructuring in 2007 covered a number of smaller projects.
The most significant restructuring projects in 2006 were Medical Systems’ transfer of the production of SPECT cameras from Milpitas to Cleveland, the restructuring of the Klagenfurt site (Austria), and a reduction of the fixed cost base and the creation of a more diverse and flexible supply base in DAP. Other projects included the reallocation of parts of the Lighting activities in Weert (Netherlands) to low-cost areas, the relocation in Mexico of all Juarez Lighting-plant activities to the Monterrey plant, and Lighting’s relocation of the standard Lead in Wire business from Deurne (Netherlands) to Poland.
Financial income and expenses
Financial income and expenses consist of:

in millions of euros	2006 1)	2007

Interest expenses (net)	(189)	(43)
Sales of securities	—	2,549
Other	217	107

	28	2,613

1)	Restated to present the MedQuist business as a discontinued operation.
The net interest expense in 2007 was EUR 146 million lower than in 2006, mainly as a result of the higher average cash position of the Group and higher average interest rates applied to those deposits. Additionally, interest expense decreased mainly as a result of a reduction in average debt during 2007 compared to 2006.

Income (loss) from the sale of securities consists of:

in millions of euros	2006	2007

Income (loss) from the sale of securities:
Gain on sale TSMC shares	—	2,528
Loss on sale of JDS Uniphase	—	(10)
Gain on sale of Nuance	—	31

	—	2,549

In 2007, a total gain of EUR 2,549 million was recognized on the sale of shares in TSMC, Nuance and JDS Uniphase, whereas during 2006 there were no sales of securities.
Other financial income of EUR 107 million in 2007 included a cash dividend of EUR 128 million from TSMC and a EUR 12 million gain related to the revaluation of the convertible bond received from TPV Technology. This was partly offset by a EUR 36 million impairment of JDS Uniphase prior to the sale.
In 2006, other financial income of EUR 217 million included a cash dividend of EUR 223 million from TSMC, a gain of EUR 97 million upon the designation of the TSMC stock dividend as trading securities, and a gain of EUR 29 million as a result of an increase in the fair value of these trading securities.
This was partly offset by losses of EUR 77 million resulting from an impairment of the available-for-sale holding in TPO Display and of EUR 61 million due to a decline in the fair value of the share option within a convertible bond received from TPV Technology.
Income taxes
Income taxes amounted to EUR 622 million, compared to EUR 167 million in 2006. The tax burden in 2007 corresponded to an effective tax rate of 13.9% on pre-tax income, compared to 13.6% in 2006.
The effective tax rate in 2007 was affected by tax-exempt items such as the non-taxable gain on the sale of shares in TSMC. Non-taxable items in 2006 were the TSMC dividend, as well as the gains and losses resulting from changes in the fair value of TSMC stock and the TPV convertible bond. Income taxes in 2006 were also positively affected by a reduction in the Dutch corporate tax rate and gains resulting from final agreements on prior-year taxes in various jurisdictions.
For 2008, the effective tax rate excluding non-taxable items is expected to be around 30%, broadly in line with 2007.
The information in note 6, pages 155 through 157 of the 2007 Annual Report is incorporated herein by reference.
Results of equity-accounted investees
The results relating to equity-accounted investees increased by EUR 920 million compared to 2006 and resulted in income of EUR 763 million in 2007, a breakdown of which is given in the table below.

in millions of euros	2006 1)	2007

Company’s participation in income (loss)	(180)	271
Results on sales of shares	79	514
Gains arising from dilution effects	14	—
Investment impairment and guarantee charges	(70)	(22)

	(157)	763

1)	Restated to present the MedQuist business as a discontinued operation.
The Company’s participation in the net income of equity-accounted investees increased from a loss of EUR 180 million in 2006 to a profit of EUR 271 million in 2007, mainly due to higher earnings at LG.Philips LCD. Philips’ share in LG.Philips LCD’s operational result in 2007 improved by EUR 456 million compared to 2006, resulting in a profit of EUR 260 million, compared to a loss of EUR 196 million in 2006.

Earnings from the sale of shares mainly consisted of the EUR 508 million non-taxable gain on the sale of a 13% stake in LG.Philips LCD, reducing Philips’ shareholding from 32.9% to 19.9%. In 2006, a EUR 76 million non-taxable gain was recognized on the sale of the remaining 8.4 million shares of common stock in FEI, which reduced Philips’ shareholding from 24.8% to zero.
In 2006, gains and losses arising from dilution effects were mainly due to a EUR 14 million dilution gain recorded for TPV.
In 2006, investment impairment and guarantee charges primarily related to a EUR 61 million loss which was recognized as a result of agreements made with LG.Philips Displays for voluntary payments (social contributions and environmental clean-up), mainly in France, Germany, the Netherlands and the UK.
Minority interest
The share of minority interests in the income of Group companies reduced income by EUR 5 million, compared to EUR 4 million in 2006.
Discontinued operations
In this Annual Report, Philips reports the results of Mobile Display Systems, Semiconductors and MedQuist separately as discontinued operations. Consequently, the related results, including transaction gains and losses, are shown separately in the financial statements under discontinued operations.
The loss from discontinued operations of EUR 433 million in 2007 was primarily attributable to a EUR 360 million impairment charge for MedQuist, taking into account EUR 325 million cumulative foreign currency translation differences, which had previously been accumulated under equity since the date of the acquisition in 2000. In addition, a EUR 43 million loss related to the 2006 sale of a majority stake in the Semiconductors division was recognized, mainly due to pension settlements.
In 2006, the Company sold a majority stake in its Semiconductors division to a private equity consortium. The transaction consisted of the sale of the division for a total consideration of EUR 7,913 million and the simultaneous acquisition of a minority interest in the recapitalized organization at a cost of EUR 854 million. A net gain of EUR 4,283 million was recorded on the sale.
The 2006 results of discontinued operations also included a EUR 29 million gain on the sale of Mobile Display Systems to TPO.
Net income
In 2007, income from continuing operations amounted to EUR 4,601 million, an increase of EUR 3,700 million compared with 2006. The improvement was driven by EUR 651 million higher IFO and a EUR 2,585 million increase in financial income, primarily due to the sale of shares in TSMC. The EUR 455 million higher income tax charges were more than offset by a EUR 920 million increase in results relating to equity-accounted investees, which included a EUR 508 million gain on the sale of shares of LG.Philips LCD as well as a EUR 456 million increase in that company’s operational results.
The loss from discontinued operations amounted to EUR 433 million, mainly due to the aforementioned MedQuist related losses, whereas 2006 included a total gain of EUR 4,283 million from the sale of a majority stake in the Semiconductors division.
Net income for the Group showed a profit of EUR 4,168 million, or EUR 3.84 per common share, compared to EUR 5,383 million, or EUR 4.58 per common share, in 2006.

Performance by sector
Medical Systems
Key data

in millions of euros, except for FTE data	2006 1)	2007

Sales	6,448	6,470

Sales growth
% increase, nominal	7	—
% increase, comparable	8	4

Adjusted IFO	861	875
as a % of sales	13.4	13.5

IFO	734	743
as a % of sales	11.4	11.5

Net operating capital (NOC)	4,125	4,104

Cash flows before financing activities	(427)	420

Employees (FTEs)	26,203	27,441

1)	Restated to present the MedQuist business as a discontinued operation.
Sales in 2007 totaled EUR 6,470 million, a stable nominal performance compared to 2006. Excluding the 2% positive impact of portfolio changes and the 5% unfavorable currency effect, comparable sales growth was 4%. Particularly strong growth in Ultrasound & Monitoring and Customer Services was partly offset by the decline in Imaging Systems which was negatively affected by the continued softening of the imaging market in the US, in part a result of the impact of the Deficit Reduction Act, and in Japan.
Sales per market cluster

in millions of euros	2006 1)	2007

Western Europe	1,704	1,767
North America	3,053	3,047
Other mature markets	642	559

Total mature markets	5,399	5,373
Key emerging markets	624	653
Other emerging markets	425	444

	6,448	6,470

1)	Restated to present the MedQuist business as a discontinued operation.
From a regional perspective, single-digit comparable sales growth was achieved in the mature markets, including North America, which generated double-digit growth in all businesses except Imaging Systems. The key emerging markets experienced 10% comparable growth, with particularly strong performance in India (17%) and solid growth of 9% each in China and Latin America.
Adjusted IFO amounted to EUR 875 million or 13.5% of sales in 2007, compared to EUR 861 million or 13.4% in 2006. Earnings fell short of the divisional target of 14-15%, as higher earnings at Ultrasound & Monitoring, Customer Services and Healthcare Informatics were largely offset by lower sales-driven earnings at Imaging Systems, partly due to the impact of the Deficit Reduction Act.
IFO improved from EUR 734 million in 2006 to EUR 743 million in 2007.

Cash flows before financing activities included net payments totaling EUR 70 million for the acquisitions of Emergin, VMI and XIMIS in 2007, while 2006 included acquisition-related cash outflows of EUR 1,103 million, for Intermagnetics and Witt Biomedical. Excluding these acquisition-related disbursements, cash flows before financing activities were EUR 186 million below 2006, mainly due to higher working capital requirements and increased capital expenditures.
For 2008, strong sales growth is anticipated in Patient Monitoring, Cardiac Care, Home Healthcare Solutions and Customer Services, tempered by limited growth in Imaging Systems.
Domestic Appliances and Personal Care
Key data

in millions of euros, except for FTE data	2006	2007

Sales	2,532	2,968

Sales growth
% increase, nominal	15	17
% increase, comparable	11	15

Adjusted IFO	378	523
as a % of sales	14.9	17.6

IFO	370	510
as a % of sales	14.6	17.2

Net operating capital (NOC)	1,138	1,136

Cash flows before financing activities	(287)	415

Employees (FTEs)	9,933	9,881

2007 was a very successful year for DAP. Full-year sales increased by EUR 436 million, or 17% on a nominal basis. Adjusted for the 5% positive effect from the integration of Avent (acquired in September 2006) and adverse currency developments (3%), comparable sales grew by 15%, significantly ahead of the 7% growth target set at the beginning of the year.
Sales per market cluster

in millions of euros	2006	2007

Western Europe	1,107	1,256
North America	523	564
Other mature markets	111	128

Total mature markets	1,741	1,948
Key emerging markets	367	479
Other emerging markets	424	541

	2,532	2,968

Double-digit comparable sales growth was achieved by all businesses and market clusters. From a business perspective, growth was led by excellent performance at Domestic Appliances, mainly driven by the Kitchen Appliances business, benefiting from our investments in innovation and the brand. Shaving & Beauty benefited from the successful introduction of two new shavers (Arcitec and the Moisturizing Shaving System) and the continued acceptance and further roll-out of Bodygroom products. At Health & Wellness, sales increased largely as a result of the good market acceptance of Oral Healthcare products, supported by the launch of the new FlexCare toothbrush and the successful market introduction of the Wake-up Light.
From a geographical perspective, comparable sales growth was evident in all countries, with double-digit increases in all market clusters. Emerging markets including China, India, Brazil and Russia — representing about one third of DAP’s sales — contributed 28% comparable sales growth in 2007.

Compared to 2006, adjusted IFO increased by EUR 145 million to EUR 523 million, corresponding to a profitability improvement of 2.7% of sales, reaching 17.6% of sales in 2007, well above the targeted 15%. The year-on-year earnings rise was largely driven by higher sales and tight cost management. Adjusted IFO improvements were visible — both in absolute amounts and relative to sales — in all businesses.
IFO increased by EUR 140 million to EUR 510 million in 2007, compared to EUR 370 million in 2006.
DAP generated EUR 415 million cash flows before financing activities, broadly in line with last year, excluding the EUR 689 million net cash payment for the acquisition of Avent. Higher earnings were largely offset by increased working capital needs.
Consumer Electronics
Key data

in millions of euros, except for FTE data	2006	2007

Sales	10,576	10,362

Sales growth
% increase, (decrease) nominal	1	(2)
% increase, comparable	5	1

Adjusted IFO	314	325
as a % of sales	3.0	3.1

IFO	313	322
as a % of sales	3.0	3.1

Net operating capital (NOC)	(228)	(246)

Cash flows before financing activities	248	357

Employees (FTEs)	14,486	13,516

Sales totaled EUR 10,362 million in 2007, reflecting a nominal decline of 2% compared to 2006. Adjusted for 1% portfolio changes (mainly the sale of Mobile Phones in March 2007 and the acquisition of DLO in May 2007) and 2% negative currency effects, comparable sales increased by 1%. Year-on-year sales growth was delivered by all businesses except Connected Displays, which suffered from challenging market conditions and a loss of market share in the first half of the year. The sales decline at Connected Displays was due to the positive effect, in 2006, of soccer’s World Cup, as well as increased competition and price pressure in Flat TV, the latter particularly in the US. However, in the second half of the year Connected Displays showed 10% comparable growth.
Sales per market cluster

in millions of euros	2006	2007

Western Europe	4,275	4,483
North America	2,496	2,153
Other mature markets	191	223

Total mature markets	6,962	6,859
Key emerging markets	2,215	1,962
Other emerging markets	1,399	1,541

	10,576	10,362

From a geographical perspective, sales growth was strong in Europe and the emerging markets in Asia Pacific, driven by increases in all businesses. Sales declined in North America and Latin America, primarily due to Connected Displays.
CE’s focus on margin management resulted in an adjusted IFO of EUR 325 million, or 3.1% of sales, compared to 3.0% in 2006, in line with the target set for the division.

Significant margin pressure at Connected Displays, particularly in the US, was more than offset by higher adjusted IFO in the other businesses.
IFO reached EUR 322 million (3.1% of sales), compared to EUR 313 million (3.0% of sales) in 2006.
Net operating capital at the end of 2007 amounted to negative EUR 246 million (2006: negative EUR 228 million), reflecting the continued success of the division’s asset-light strategy.
Cash flows before financing activities improved from EUR 248 million in 2006 to EUR 357 million in 2007, primarily driven by tight working capital management at Connected Displays.
In December 2007, Philips agreed to sell its Set-Top Boxes and Connectivity Solutions activities to UK-based technology provider Pace Micro Technology. Closure of the deal is expected in Q1 2008.
Lighting
Key data

in millions of euros, except for FTE data	2006	2007

Sales	5,466	6,093

Sales growth
% increase , nominal	14	11
% increase, comparable	8	6

Adjusted IFO	608	722
as a % of sales	11.1	11.9

IFO	577	675
as a % of sales	10.6	11.1

Net operating capital (NOC)	2,527	3,886

Cash flows before financing activities	451	(648)

Employees (FTEs)	47,739	54,323

Lighting sales in 2007 grew 11% in nominal terms, supported by the contribution of the acquired companies PLI and Color Kinetics. Excluding these acquisitions and the negative currency impact of 3%, comparable growth reached 6%, led by robust growth of energy-efficient lighting, primarily within Lamps and Luminaires. Sales of Solid-State Lighting applications grew 281% year-on-year, reaching EUR 160 million, helped by the acquisition of Color Kinetics. Automotive Lighting and Lighting Electronics also achieved further comparable growth. However, the remaining businesses showed comparable declines, mainly due to the contracting rear-projection TV market (Special Lighting Applications).
Sales per market cluster

in millions of euros	2006	2007

Western Europe	2,022	2,436
North America	1,194	1,125
Other mature markets	343	304

Total mature markets	3,559	3,865
Key emerging markets	1,072	1,216
Other emerging markets	835	1,012

	5,466	6,093

Geographically, the division showed strong growth in all markets clusters except North America. Emerging markets delivered particularly strong growth of 17% in currency-comparable terms, attributable to solid growth across all businesses except for Special Lighting Applications in Asia, related to the rapid contraction of the rear-projection TV market. Sales growth was notably strong in China (18%) and India (16%).
Adjusted IFO in 2007 amounted to EUR 722 million, growing by EUR 114 million year-on-year to reach 11.9% of sales, compared to EUR 608 million or 11.1% in 2006. This improvement was driven by solid earnings growth at Lamps and Luminaires, additional adjusted IFO following the successful integration of PLI, and lower losses related to the fluorescent-based backlighting solutions business which we exited in Q1 2007.
IFO improved by EUR 98 million to reach EUR 675 million, or 11.1% of sales. Restructuring charges, purchase-accounting- related charges and other net incidental items totaled EUR 55 million, compared to EUR 48 million in 2006.
Cash flows before financing included acquisition-related investments totaling EUR 1,162 million in 2007, most notably the net payments of EUR 561 million for Partners in Lighting International and of EUR 515 million for Color Kinetics. Net capital expenditures declined by EUR 88 million compared to 2006, mainly due to higher investments in Lumileds in 2006.
Net inventories increased to 15.4% of sales, compared to 13.5% in 2006, primarily due to higher inventory levels within PLI (due to rapid order fulfillment requirements and above-average lead times from PLI-owned factories in China) and at Lamps (due to increased lead times resulting from the transfer of the production of energy-efficient lamps to Asia).
Innovation & Emerging Businesses
Key data

in millions of euros, except for FTE data	2006	2007

Sales	1,493	703

Sales growth
% increase, nominal	(22)	(53)
% increase (decrease), comparable	(9)	32

IFO	(94)	(101)
as a % of sales	(6.3)	(14.4)

Adjusted IFO Corporate Technologies	(91)	(76)
Adjusted IFO Corporate Investments / Other	17	(5)
Adjusted IFO CHS	(2)	(2)

Adjusted IFO	(76)	(83)
as a % of sales	(5.1)	(11.8)

Net operating capital (NOC)	748	1,001

Cash flows before financing activities	(625)	(348)

Employees (FTEs)	9,852	7,638

Corporate Technologies
Corporate Technologies’ adjusted IFO improved to a loss of EUR 76 million, compared to a loss of EUR 91 million in 2006, which included a EUR 31 million gain on the sale of CryptoTec. The improvement in adjusted IFO was largely attributable to an increase in income from intellectual property and cost efficiencies at Research, partly offset by increased investment in the Healthcare and Lifestyle Incubators and in research activities in emerging markets. In 2007, Corporate Technologies recognized a gain on the sale of TASS (EUR 6 million), which was divested in the first quarter.

Corporate Investments
As a result of the portfolio clean-up within Corporate Investments, sales declined by EUR 930 million, or 78%, in 2007. Adjusted for portfolio changes (81%) and unfavorable currency movements (4%), comparable sales increased by 21%, which was almost entirely attributable to Assembléon.
Adjusted IFO in 2007 amounted to a loss of EUR 4 million. This included a total loss of EUR 4 million on the divestment of the remaining businesses within Philips Optical Storage (Automotive Playback Module), Philips Business Communication in China and Ommic, whereas 2006 included gains on divestments totaling EUR 44 million.
Consumer Healthcare Solutions
Consumer Healthcare Solutions’ sales grew by 47% on a nominal basis, reaching EUR 168 million in 2007, partly due to the acquisition of Health Watch in the second quarter and Raytel Cardiac in the fourth. On a comparable basis, sales growth of 10% was largely driven by Lifeline.
Adjusted IFO was in line with 2006, at a loss of EUR 2 million. The improved performance at Lifeline was offset by post-merger integration costs of EUR 6 million, mainly related to Health Watch.
IFO showed a loss of EUR 19 million, in line with the 2006 loss of EUR 18 million.
The positive cash flow generated by operating activities was more than offset by cash outflows for the acquisitions of Health Watch and Raytel Cardiac. In 2006, the acquisition of Lifeline Systems resulted in a cash outflow of EUR 583 million.
Group Management & Services
Key data

in millions of euros, except for FTE data	2006	2007

Sales	167	197

Sales growth
% increase, nominal	23	18
% increase, comparable	14	31

IFO	(699)	(297)

Adjusted IFO Corporate and regional costs	(226)	(156)
Adjusted IFO Brand campaign	(126)	(111)
Adjusted IFO Service Units, Pensions, Other	(347)	(30)

Adjusted IFO	(699)	(297)

Net operating capital (NOC)	208	705

Cash flows before financing activities	(1,832)	5,253

Employees (FTEs)	6,879	5,299

IFO of corporate and country overheads improved significantly in 2007 compared to 2006, primarily as a result of the simplification of the regional management structure and lower costs related to Sarbanes-Oxley compliance, which totaled EUR 26 million in 2006.
Investments in the global brand campaign amounted to EUR 111 million, a EUR 15 million reduction compared to 2006.

Pension and other postretirement benefit costs recorded under Group Management & Services were EUR 53 million lower than in 2006, largely due to an increase in plan assets in 2006.
The adjusted IFO improvement in the Global Service Units and other businesses was primarily attributable to a product liability charge of EUR 256 million recognized in 2006. Adjusted IFO in 2007 was positively impacted by the result of the Real Estate Service Unit, with various gains on real estate transactions amounting to EUR 50 million, partly offset by additional legal expenses, mainly in the US, as well as investments in projects which target the further simplification of the service units. In 2006, real estate transactions yielded a profit of EUR 54 million.
On October 1, 2007, Philips completed the sale of the Finance Shared Services Centers to Infosys.
As of 2007, parts of the corporate services costs (EUR 162 million) have been allocated to the operating divisions, which drive and create value from these resources. Previous years have been restated accordingly.
Cash flows before financing activities turned from an outflow of EUR 1,832 million in 2006 to an inflow of EUR 5,232 million in 2007. This inflow was primarily attributable to cash receipts related to the sale of shares in TSMC (EUR 3,895 million) and LG.Philips LCD (EUR 1,547 million). Cash flows from operating activities improved, primarily due to EUR 742 million lower pension contributions as compared to 2006.
Investments in the global brand campaign are expected to be lower in 2008 at about EUR 95 million as the corporate campaign will be largely phased out over the coming years. Pension and postretirement benefit costs are expected to be broadly in line with 2007.
Performance by market cluster
Philips monitors its performance on a geographical axis based on the following market clusters:
•	key emerging markets, including China, India and Latin America

•	other emerging markets, including emerging markets in Central and Eastern Europe, Russia, Ukraine and Central Asia, the Middle East and Africa, Turkey and the ASEAN zone

•	mature markets, including Western Europe, North America, Japan, Korea, Australia and New Zealand.
Sales and adjusted IFO per market cluster

In millions of euros	2006 1)			2007
			adjusted			adjusted
	sales	IFO	IFO	sales	IFO	IFO

Western Europe	9,869	944	953	10,275	1,215	1,281
North America	7,591	(151)	23	7,147	171	315
Other mature markets	1,368	32	32	1,331	41	41

Total mature markets	18,828	825	1,008	18,753	1,427	1,637
Key emerging markets	4,603	123	125	4,435	206	209
Other emerging markets	3,251	253	253	3,605	219	219

	26,682	1,201	1,386	26,793	1,852	2,065

1)	Restated to present the MedQuist business as a discontinued operation.
In 2007, sales growth was particularly strong in emerging markets, which will continue to be a focal area of growth for Philips. Emerging markets, most notably China, Russia and India, contributed 60% to our comparable sales increase in value, while accounting for approximately one third of total revenues.
Key emerging markets showed strong comparable growth, primarily driven by Lighting, Medical Systems and DAP, partly offset by a sales decline at CE, mainly due to Connected Displays in Latin America.
Other emerging markets, delivered strong double-digit sales growth compared to 2006, driven by the outstanding performance of DAP and CE as well as robust expansion of Lighting and Medical Systems in these countries.
Sales in Western Europe showed a solid increase on a comparable basis, visible in all sectors, most notably the double-digit increase at DAP, followed by good performances by CE, Lighting and Medical Systems.

In North America, sales on a comparable basis remained stable compared to 2006. A strong performance by DAP, driven by the successful introduction of new shaving and oral healthcare products, and moderate growth at Medical Systems, despite a decline at Imaging Systems, were largely offset by lower comparable sales at CE, predominantly attributable to strong competition and price pressure in Flat TV.
Adjusted IFO in mature markets in Europe increased by EUR 328 million, driven by DAP, CE and Lighting. The adjusted IFO improvement in North America was largely due to the EUR 256 million product liability charge in 2006. Key emerging markets generated adjusted IFO of EUR 209 million, a EUR 84 million improvement compared to 2006, mainly driven by significantly higher adjusted IFO at DAP and Lighting. Adjusted IFO declined in other emerging markets, largely due to CE.
Marketing
Philips continues to increase its focus on insight-driven innovation to fuel growth. 2007 saw improvements in our ability to understand user needs and to translate these insights into compelling solutions. The increase in quality of our user insights is evidenced by the top-tier performance against industry benchmark of more than half our end-user insight projects, an improvement of 20% compared to 2006.
Key products and solutions launched in 2007 such as HeartStart MRx, Arcitec, Aurea and AmbiScene, are examples of products based on compelling user insights in Medical Systems, DAP, CE and Lighting respectively. Our progress in insight-driven innovation enables us to develop solutions which are truly differentiating in the perception of people using them. This puts us in a better position to maintain premium price levels and therefore to drive sustainable profitable growth.
Marketing expenditures

in millions of euros	2006 1)	2007

Marketing expenditures	865	994
as a % of sales	3.3	3.7

1)	Restated to present the MedQuist business as a discontinued operation.
In 2007, total Philips marketing expenditures amounted to EUR 994 million, or 3.7% of sales, compared to 3.3 % of sales in 2006. The spend increases in advertising and promotion — our largest spend categories — were partly offset by efficiency gains realized in cost of infrastructure. In addition, we invested more in marketing intelligence to strengthen our understanding of end-user and customer insights.
Brand value

in millions of US dollars	2006	2007

Philips interbrand value	6,730	7,741
% increase previous year	14.0	15.0

In 2007, we continued to invest in building the Philips brand, supported by a EUR 111 million investment in the global brand campaign. These efforts resulted in a substantial year-on-year increase in our brand value, as reported by Interbrand, rising from USD 6.7 billion in 2006 to USD 7.7 billion in 2007. The Philips brand was ranked the 42nd most valuable global brand in 2007, up from 48th in 2006, according to Interbrand.
The 2007 development was primarily driven by increased appreciation of our Medical Systems business, which currently has the highest brand value within the Group. The Interbrand analysis showed that 35% of sales decisions in the healthcare sector are made based on brand. This demonstrates the importance of a strong brand for driving sales in the business-to-business as well as the business to consumer environment. The Philips brand is strongly positioned to do so.

Research and Development
Strong performance in innovation is critical for Philips to maintain and increase its market competitiveness. Through substantial investments in research & development (R&D), Philips has created a vast knowledge base. In direct response to the needs of the market, Philips has adopted a more end-user-oriented approach to innovation in recent years, in order to balance investments between projects with more apparent short-term commercial prospects and projects creating new options for medium and long-term value-creation.
Philips’ R&D activities are shared across Corporate Technologies and the operating divisions. The Chief Technology Officer (CTO) of Philips manages the enabling technologies across the Company.
Corporate Technologies, employing 2,800 people, invests in world-class competencies and technologies that are relevant to the entire Philips Group. In the operating divisions, some 7,800 employees in 26 countries are predominantly engaged in the development of products and applications.
Technology, competence and innovation management
The CTO office is focused on technology management, competence management and innovation effectiveness across Philips. Competence management in R&D is supported by a company-wide R&D core curriculum. The CTO office also runs the Innovation Excellence program, a cross-functional drive towards a market-driven alignment of all Philips-wide innovation processes.
Research and development expenditures

in millions of euros	2006 1)	2007

Research and development expenditures	1,659	1,629
as a % of sales	6.2	6.1

1)	Restated to present the MedQuist business as a discontinued operation.
Research and development expenditures per sector 2) 3)

in millions of euros	2006 1)	2007

Medical Systems	566	584
DAP	168	171
Consumer Electronics	385	311
Lighting	269	282
Innovation & Emerging Business	577	598
Inter-sector eliminations	(306)	(317)

Philips Group	1,659	1,629

1)	Restated to present the MedQuist business as a discontinued operation.

2)	Includes the write-off of acquired in-process research and development of EUR 13 million in 2007, (2006: EUR 33 million)

3)	Total R&D expenditures include costs related to external contract research, accounting for 3% and 5% of the Company’s R&D expenditures for the years 2006 and 2007, respectively.
In 2007, Philips’ invested EUR 1.6 billion, or 6.1% of sales, in research and development, slightly less than in 2006. Higher investments in Medical Systems, Lighting, DAP and Innovation & Emerging Businesses were more than offset by lower expenditures in CE, largely due to the divestment of Mobile Phones.
Medical Systems’ increase in R&D investment was primarily related to the acquisition of Intermagnetics at the end of 2006. DAP’s expenditures on research and development were on par with 2006, including investments in the new Arcitec shaver and the FlexCare toothbrush, both launched in the second half of 2007. CE reduced its R&D expenditures, primarily due to the divestment of the Mobile Phones business. Lighting’s research and development costs increased slightly compared to 2006, primarily due to acquisitions. Research and development expenditures at Innovation & Emerging Businesses increased year-on-year, primarily due to higher R&D investments in the Healthcare and Lifestyle Incubators within Corporate Technologies.
In 2007, investments in innovative technologies increased, especially in energy-efficient and solid-state lighting solutions as well as in the areas of healthcare and wellness.

Philips’ strong innovation pipeline contributed significantly to the Company’s sales growth in 2007, as 56% of Group sales came from newly introduced products, mainly driven by above-average contributions from CE and Medical Systems. Philips aims to maintain its new-product-to-sales ratio above 50%, while at the same time focusing on the profitability of new products.
Employment
Change in number of employees

in FTEs	2006	2007

Position at beginning of year	159,226	121,732
Consolidation changes:
- new consolidations	4,834	6,654
- deconsolidations	(44,085)	(3,535)
Comparable change	1,757	(1,050)

Position at year-end of which:	121,732	123,801
continuing operations	115,092	118,098
discontinued operations	6,640	5,703

Excluding discontinued operations (MedQuist in 2007 and Semiconductors in 2006), the total number of employees of the Philips Group was 118,098 at the end of 2007, compared to 115,092 at the end of 2006. Approximately 46% were employed in the Lighting sector, due to the strong vertical integration of this business, and about 23% at Medical Systems. The consumer businesses DAP and CE accounted for 20% of Philips’ workforce.
Employees per sector

in FTEs		at the end of

	2006	2007

Medical Systems	26,203	27,441
DAP	9,933	9,881
Consumer Electronics	14,486	13,516
Lighting	47,739	54,323
Innovation & Emerging Business	9,852	7,638
Group Management & Services	6,879	5,299

	115,092	118,098
Discontinued operations	6,640	5,703

	121,732	123,801

The main employee increase in 2007 came from acquisitions made in Lighting (Partners in Lighting International, Color Kinetics), CE (Digital Lifestyle Outfitters) and in Innovation & Emerging Businesses (Health Watch and Raytel Cardiac Services).
The largest reductions in 2007 occurred due to the sale of business interests in Innovation & Emerging Businesses (most notably Optical Storage), in CE (primarily the Mobile Phones business) and in Group Management & Services (principally the Financial Shared Services operations).
Employees per market cluster

in FTEs		at the end of

	2006	2007

Western Europe	38,852	46,466
North America	20,501	21,682
Other mature markets	1,831	1,850

Mature markets	61,184	69,998
Key emerging markets	31,893	30,323
Other emerging markets	22,015	17,777

	115,092	118,098
Discontinued operations	6,640	5,703

	121,732	123,801

Some 60% of Philips’ workforce is located in mature markets, and some 40% of Philips’ personnel is employed in emerging markets. In 2007, key emerging markets saw a nominal employee decline compared to 2006, largely due to the sale of the Financial Shared Services operations in India and the divestment of Mobile Phones within CE. The sale of the Financial Shared Services operations in Poland and Thailand was the main reason for the employee decline in other emerging markets. In mature markets in Europe, the number of employees increased, mainly due to the acquisition of Belgium-based PLI. North America saw an increase in employees mainly related to the acquisitions of Color Kinetics, DLO, Health Watch and Raytel Cardiac Services.

Average sales per employee	2006 1)	2007

In thousand of euros	228	224

1)	Excluding the MedQuist business, which has been restated and presented as a discontinued operation.
Sales per employee decreased by 2% from EUR 228,000 in 2006 to EUR 224,000 in 2007, affected by 4% unfavorable currency movements compared to 2006.
Adjusted for the adverse foreign currency impact in 2007, average sales per employee increased by 2%. This rise was driven by the significantly improved performance in CE, DAP and Lighting, partly offset by declines in Medical Systems, primarily due to the further vertical integration related to the acquisition of Intermagnetics, and in Innovation & Emerging Businesses related to the divestment of Optical Storage.
Liquidity and capital resources
Cash Flows provided by continuing operations
Condensed consolidated statements of cash flows for the years ended December 31, 2006 and 2007 are presented below:

in millions of euros	2006 1)	2007

Cash flow from operating activities:
Net income	5,383	4,168
(Income) loss discontinued operations	(4,482)	433
Adjustments to reconcile net income to net cash provided by operating activities	(571)	(3,082)

Net cash provided by operating activities	330	1,519
Net cash provided by (used for) investing activities	(2,802)	3,930

Cash flows before financing activities	(2,472)	5,449
Net cash used for financing activities	(3,715)	(2,368)

Cash provided by (used for) continuing operations	(6,187)	3,081
Net cash provided by (used for) discontinued operations	7,114	(115)
Effect on changes in exchange rates on cash positions	(197)	(112)

Total changes in cash and cash equivalents	730	2,854
Cash and cash equivalents at beginning of year	5,293	6,023
Less cash and cash equivalents at end of year — discontinued operations	137	108

Cash and cash equivalents at end of year — continuing operations	5,886	8,769

1)	Restated to present the MedQuist business as a discontinued operation.
Cash flows from operating activities and net capital expenditures

in millions of euros	2006 1)	2007

Cash flows from operating activities	330	1,519
Net capital expenditures	(688)	(698)

1)	Restated to present the MedQuist business as a discontinued operation.

Net cash from operating activities amounted to EUR 1,519 million in 2007, compared to cash flows of EUR 330 million in 2006. This EUR 1,189 million increase was driven by higher cash generation at DAP, CE and GMS, due to increased earnings and lower working capital requirements. In addition, the improvement was related to a EUR 742 million reduction in pension contributions compared to 2006, which positively affected working capital.
Net capital expenditures totaled EUR 698 million, broadly in line with 2006. Reduced expenditures in Lighting — mainly related to higher investments in the acquired Lumileds business in 2006 — and DAP were partly offset by higher investments at Medical Systems and CE. Proceeds from the sale of fixed assets were lower than in 2006.
The EUR 4,105 million proceeds from the sale of other non-current financial assets were primarily related to the further reduction of our financial holding in TSMC, which yielded EUR 3,895 million.
Additionally, EUR 1,640 million cash was generated from the sale of interests in businesses, including the sale of 46.4 million shares in LG.Philips LCD, resulting in a cash inflow of EUR 1,547 million, as well as the divestments of the remaining parts of Optical Storage and Mobile Phones. Furthermore, a net amount of EUR 385 million cash was generated from maturing currency hedges.
Cash flows from acquisitions, divestments and derivatives

in millions of euros	2006 1)	2007

Divestments & derivatives	384	6,130
Acquisitions	(2,498)	(1,502)

1)	Restated to present the MedQuist business as a discontinued operation.
During 2007, a total of EUR 1,502 million was utilized for acquisitions, notably PLI (EUR 561 million) and Color Kinetics (EUR 515 million), as well as DLO, Health Watch and Raytel Cardiac Services.
In 2006, a total of EUR 2,498 million was used for acquisitions, notably Intermagnetics (EUR 993 million), Avent (EUR 689 million), Lifeline (EUR 583 million) and Witt Biomedical (EUR 110 million). The divestment of businesses, primarily within Innovation & Emerging Businesses, generated EUR 384 million cash.
Cash flow from financing activities
Net cash used for financing activities in 2007, was EUR 2,368 million. The impact of changes in debt was a reduction of EUR 281 million, including a EUR 113 million repayment of long-term bank borrowings. Philips’ shareholders were paid EUR 659 million in dividend. Additionally, cash outflows for share repurchase totaled EUR 1,609 million. This included EUR 810 million related to hedging of obligations under the long-term employee incentive and employee stock purchase programs, and a total of EUR 823 million related to the repurchases of the shares for cancellation, offset by EUR 24 million representing dividend tax credit facility. Partially offsetting these cash outflows was a net cash inflow of EUR 161 million due to the exercise of stock options.
Net cash used for financing activities in 2006 was EUR 3,715 million. The impact of changes in debt was a reduction of EUR 437 million, including a EUR 208 million scheduled bond repayment. Philips’ shareholders were paid EUR 523 million in dividend. Additionally, cash outflows for share repurchase totaled EUR 2,899 million. This included EUR 414 million final repurchases related to the EUR 1.5 billion share repurchase program announced in August 2005 that was completed in February 2006, a total of EUR 118 million related to hedging of obligations under the long-term employee incentive and employee stock purchase programs, and a total of EUR 2,367 million of share repurchases for cancellation between July and December 2006. Offsetting the cash outflows in part was a net cash inflow of EUR 145 million due to the exercise of stock options.
Cash flow from discontinued operations
In 2007, EUR 115 million cash was used by discontinued operations, the majority of which related to tax payments in connection with the 2006 sale of Philips’ majority stake in the Semiconductors business and operating cash flows of MedQuist in 2007.
In 2006, discontinued operations generated cash flows of EUR 7,114 million, predominantly related to the sale of a majority stake in the Semiconductors division, which generated EUR 7,059 million.

Financing
The consolidated balance sheet for the years 2007 and 2006 is presented below:
Condensed consolidated balance sheet

in millions of euros	2006 1)	2007

Cash and cash equivalents	5,886	8,769
Receivables	9,651	9,500
Assets of discontinued operations	431	333
Inventories	2,880	3,203
Equity-accounted investees	2,974	1,886
Other non-current financial assets	8,055	3,183
Property, plant and equipment	3,084	3,180
Intangible assets	5,536	6,289

Total assets	38,497	36,343

1)	Restated to present the MedQuist business as a discontinued operation.

in millions of euros	2006 1)	2007

Accounts payables and other liabilities	8,129	7,799
Liabilities of discontinued operations	169	157
Provisions	3,293	3,104
Debt	3,869	3,557
Minority interests	40	42
Stockholders’ equity	22,997	21,684

Total liabilities and equity	38,497	36,343

1)	Restated to present the MedQuist business as a discontinued operation.
Cash and cash equivalents
In 2007, cash and cash equivalents from continuing operations increased by EUR 2,883 million to EUR 8,769 million at year-end. Cash proceeds from divestments amounted to EUR 5,745 million, including a net cash inflow of EUR 3,895 million as a result of the sale of shares in TSMC and EUR 1,547 million for LG.Philips LCD. The share buyback programs led to a cash outflow of EUR 1,609 million. There were further cash outflows for acquisitions of EUR 1,502 million, including EUR 561 million for Partners in Lighting International, EUR 515 million for the acquisition of Color Kinetics, EUR 94 million for Health Watch, EUR 55 million for TIR Systems, EUR 77 million for Digital Lifestyle Outftitters and EUR 74 million for Raytel Cardiac Services. Furthermore, a dividend of EUR 659 million was paid. Currency changes during 2007 decreased cash and cash equivalents by EUR 112 million.
In 2006, cash and cash equivalents from continuing operations increased by EUR 743 million to EUR 5,886 million at year-end.
Cash proceeds from divestments amounted to EUR 7,218 million, including a net cash inflow of EUR 7,059 million as a result of the sale of a majority stake in the Semiconductors division. The share buyback programs led to a cash outflow of EUR 2,899 million. There were further cash outflows for acquisitions of EUR 2,498 million, including EUR 583 million for the acquisition of Lifeline, EUR 689 million for Avent, EUR 993 million for Intermagnetics and EUR 110 million for Witt Biomedical. Furthermore, a dividend of EUR 523 million was paid. Currency changes during 2006 decreased cash and cash equivalents by EUR 197 million.

Debt position
Total debt outstanding at the end of 2007 was EUR 3,557 million, compared with EUR 3,869 million at the end of 2006.
Changes in debt are as follows:

in millions of euros	2006 1)	2007

New borrowings	106	29
Repayments	(543)	(310)
Consolidation and currency effects	(181)	(31)

Total changes in debt	(618)	(312)

1) Restated to present the MedQuist business as a discontinued operation.
During the year, total debt decreased by EUR 312 million. Philips repaid EUR 113 million of bank facilities; repayments under capital leases were EUR 24 million and EUR 15 million resulted from reductions in other long-term debt. Repayments under short-term debt totaled EUR 158 million. New borrowings totaled EUR 29 million. Other changes resulting from consolidation and currency effects led to a reduction of EUR 31 million.
In 2006, total debt decreased by EUR 618 million. Philips repaid EUR 208 million in a scheduled bond repayment. The remaining repayments consisted of bank facilities of EUR 277 million, capital lease transactions of EUR 8 million and EUR 50 million resulting from reductions in other debt. New borrowings of EUR 106 million included EUR 97 million from increased short-term borrowings. Other changes resulting from consolidation and currency effects led to a reduction of EUR 181 million.
Long-term debt as a proportion of the total debt stood at 34% at the end of 2007, compared to 78% at the end of 2006.
Net debt to group equity
Net debt (cash) to group equity

in billions of euros	2006 1)	2007

Net debt (cash)	(2.0)	(5.2)
Group equity 2)	23.0	21.7
Ratio	(10):110	(32):132

1)	Restated to present the MedQuist business as a discontinued operation.

2)	Stockholders equity and minority interests
The Company had a net cash position (cash and cash equivalents, net of debt) of EUR 5,212 million at the end of 2007, compared to a net cash position at the end of 2006 of EUR 2,017 million.
See under the heading “Reconciliation of non-US GAAP” information in this item incorporated by reference for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure(s).
Stockholders equity
Stockholders’ equity decreased by EUR 1,313 million to EUR 21,684 million at December 31, 2007. The decrease was mainly attributable to share repurchase programs for both capital reduction purposes and the hedging of long-term incentive and employee stock purchase programs, which reduced equity by a total of EUR 1,633 million. The dividend payment to shareholders in 2007 further reduced equity by EUR 659 million. The decrease was offset by EUR 305 million related to re-issuance of treasury stock and share-based compensation plans and a further EUR 674 million increase related to total changes in comprehensive income net of tax.
Stockholders’ equity increased by EUR 6,331 million to EUR 22,997 million at December 31, 2006. Net income contributed EUR 5,383 million, while unrealized gains on available-for-sale securities had an upward effect of EUR 4,291 million, mainly related to the changed accounting treatment of TSMC. The unrealized gain on the value of TSMC was partly offset by EUR 2,899 million due to the share repurchase programs for both capital reduction purposes and the hedging of long-term incentive and employee stock purchase programs, and by EUR 523 million due to the dividend payment to shareholders in 2006. There was a net decrease of EUR 263 million related to pension liabilities, including the effect of adoption of SFAS No. 158.
The number of outstanding common shares of Royal Philips Electronics at December 31, 2007, was 1,065 million (2006: 1,107 million).

At the end of 2007, the Company held 52.1 million shares in treasury to cover the future delivery of shares in connection with the 61.4 million rights outstanding at year-end 2007 under the Company’s long-term incentive plan and convertible personnel debentures. At the end of 2007, the Company held 25.8 million shares for cancellation. At the end of 2006, the Company held 35.9 million shares in treasury to cover the future delivery of shares in connection with the 65.5 million rights outstanding at year-end 2006 under the Company’s long-term incentive plans and convertible personnel debentures. Treasury shares are accounted for as a reduction of stockholders’ equity.
Liquidity position
Including the Company’s net cash position, listed available for-sale securities, trading securities and listed equity-accounted investees, as well as its USD 2.5 billion commercial paper program supported by the revolving credit facility, the Company had access to net available liquidity resources of EUR 11,374 million as of December 31, 2007, compared to EUR 13,439 million one year earlier.
The fair value of the Company’s listed available-for-sale securities, based on quoted market prices at December 31, 2007, amounted to EUR 1,776 million, of which EUR 1,699 million related to TSMC. Philips’ shareholdings in its main listed equity-accounted investees had a fair value of EUR 2,688 million based on quoted market prices at December 31, 2007, and consisted primarily of the Company’s holdings in LG.Philips LCD with a value of EUR 2,556 million and TPV Technology with a value of EUR 130 million. The Company has a lock-up period associated with the sale of shares in TPV that expires in September 2008 and LG.Philips LCD that expired in January 2008.
Philips has a USD 2.5 billion commercial paper program, under which it can issue commercial paper up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. There is a panel of banks, six in Europe and five in the US, that support the program. When Philips wants to fund through the commercial paper program, it contacts the panel of banks. The interest is at market rates prevailing at the time of issuance of the commercial paper. There is no collateral requirement in the commercial paper program. There are no limitations on Philips’ use of the program, save for market considerations, e.g. that the commercial paper market itself is not open. If this were to be the case, Philips’ USD 2.5 billion committed revolving credit facility could act as back-up for short-term financing requirements that normally would be satisfied through the commercial paper program. The USD 2.5 billion revolving credit facility does not have a material adverse change clause, has no financial covenants and does not have credit-rating-related acceleration possibilities. As of December 31, 2007, Philips did not have any commercial paper outstanding.
As at December 31, 2007, the Company had total cash and cash equivalents of EUR 8,769 million; the Company pools cash from subsidiaries in the extent legally and economically feasible. Cash in subsidiaries is not necessarily freely available for alternative uses due to possible legal or economic restrictions. The amount of cash not immediately available is not considered material for the Company to meet its cash obligations. The Company had a total debt position of EUR 3,557 million at year-end 2007.

in millions of euros	2006 1)	2007

Cash and cash equivalents	5,886	8,769
Long-term debt	(3,006)	(1,212)
Short-term debt	(863)	(2,345)

Net cash	2,017	5,212
Available-for-sale securities at market value	6,529	1,776
Trading securities	192	—
Main listed investments in equity-accounted investees at market value	2,803	2,688

Net available liquidity	11,541	9,676
Revolving credit facility/CP program	1,898	1,698

Net available liquidity resources	13,439	11,374

1)	Restated to present the MedQuist business as a discontinued operation.

The Company expects to have significant cash outflows during 2008 that will affect the overall liquidity position of the Company. In November 2007, the Company announced the acquisition of Genlyte Group Incorporated for an expected purchase price of EUR 1.8 billion. This acquisition was completed in January 2008. During December 2007 the Company announced further acquisitions including Respironics for an expected purchase price of EUR 3.6 billion and VISICU for EUR 290 million. The Company has also announced its intention to repurchase a further EUR 5 billion of shares for cancellation, and this program is largely expected to be completed during 2008. Also included within total short-term debt is EUR 1,692 million of bonds, with EUR 130 million due to mature in February 2008 and EUR 1,562 million due to mature in May 2008. The dividend for 2008 is expected to be some EUR 715 million.
The information on pages 54 through 57 under the heading “Acquisitions” of the 2007 Annual Report, is incorporated herein by reference.
Other Information
Share repurchase programs
On January 22, 2007, the Company started a EUR 1.6 billion share repurchase program for capital reduction purposes through a second trading line on Euronext Amsterdam. Under this program, shares are repurchased from shareholders who are tax-exempt or are able to achieve tax compensation. Under this program, a total of 25,813,898 shares were acquired worth EUR 0.8 billion. The mechanics of the second trading line and all transactions in Philips’ shares under this share repurchase program are published on the Company’s website.
On September 5, 2007, the Company started a program to repurchase approximately 15 million additional Philips shares on Euronext Amsterdam in connection with cumulative obligations resulting from its existing long-term incentive and employee stock purchase programs. These repurchases were completed in 2007 and increased the number of shares held by the Company versus shares due under the programs. The shares repurchased are held by the Company as treasury shares until they are required.
On December 19, 2007, the Company announced that it plans to repurchase up to approximately EUR 5 billion worth of Philips shares for the purpose of capital reduction, which program is expected to be largely completed by the end of 2008. This program includes the portion of the Company’s EUR 1.6 billion second trading line repurchase program that has yet to be completed. Through its second trading line program, Philips repurchased EUR 0.8 billion worth of shares for cancellation in 2007. The Company started the new repurchase program on January 2, 2008, and will enter into subsequent discretionary management agreements with one or more banks to repurchase Philips shares within the limits of relevant laws and regulations (in particular EC Regulation 2273/2003) and Philips’ articles of association. The appropriate authorizations to complete the program will be proposed to the 2008 Annual General Meeting of Shareholders.
In accordance with Dutch law, the Company has informed the Netherlands Authority for the Financial Markets of its holdings of Philips shares. All transactions in Philips shares under these share repurchase programs have been and will be reported on the Company’s website on a weekly basis.
Capital reduction
On January 18, 2008, the Company started the procedure for the cancellation of Philips’ shares acquired or to be acquired pursuant to the share repurchase programs for capital reduction purposes initiated in January 2007 and January 2008. The number of shares to be cancelled shall be determined by the Board of Management but shall not exceed 114,282,676 shares. Pursuant to the relevant statutory provisions, cancellation may not be effected earlier than March 18, 2008.
Legal proceedings
The Company and certain of its (former) group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. In respect of antitrust laws, the Company and certain of its (former) group companies are involved in investigations by competition law authorities in several jurisdictions and are engaged in litigation in this respect. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position and consolidated results of operations for a particular period.

For a description of the legal proceedings relating to asbestos, MedQuist, LG.Philips LCD and CRT Investigations and other matters, the information in note 27, pages 173 through 176 of the 2007 Annual Report is incorporated herein by reference.
IFRS-only
Currently, Philips’ primary external and internal reporting is based on US GAAP. In addition, Philips issues quarterly and annual financial information prepared in accordance with International Financial Reporting Standards (IFRS).
The US Securities and Exchange Commission (SEC) has issued a final ruling that eliminates the requirement that ‘Foreign Private Issuers’ such as Philips file US GAAP-based financial statements (or a reconciliation thereto) and will accept reporting based solely on IFRS.
Consequently, Philips will simplify its reporting by moving to IFRS as its sole reporting standard no later than from January 1, 2009, and will discontinue the use of US GAAP as of the same date.
Reconciliation of non-US GAAP information
Explanation of Non-US GAAP measures
Koninklijke Philips Electronics N.V. (the ’Company’) believes that an understanding of sales performance is enhanced when the effects of currency movements and acquisitions and divestments (changes in consolidation) are excluded. Accordingly, in addition to presenting ‘nominal growth’, ‘comparable growth’ is also provided.
Comparable sales exclude the effects of currency movements and changes in consolidation. As indicated in the Accounting Policies, sales and income are translated from foreign currencies into the Company’s reporting currency, the Euro, at the exchange rate on transaction dates during the respective years. As a result of significant currency movements during the years presented, the effects of translating foreign currency sales amounts into euros had a material impact that has been excluded in arriving at the comparable sales in euros. Currency effects have been calculated by translating previous years’ foreign currency sales amounts into euros at the following year’s exchange rates in comparison with the sales in euros as historically reported. Years under review were characterized by a number of acquisitions and divestments, as a result of which activities were consolidated or deconsolidated. The effect of consolidation changes has also been excluded in arriving at the comparable sales. For the purpose of calculating comparable sales growth, when a previously consolidated entity is sold or contributed to a venture that is not consolidated by the Company, relevant sales are excluded from impacted prior-year periods. Similarly, when an entity is acquired, relevant sales are excluded from impacted periods.
Philips discusses “adjusted income from operations” in this Report on Form 20-F. Adjusted income from operations represents income from operations before amortization, impairment and write-off (relating to in-process R&D) of intangible assets generated in acquisitions (and therefore excluding software). The Company uses the term “adjusted income from operations” to evaluate the performance of the Philips Group and its operating divisions. Referencing “adjusted income from operations” is considered appropriate in light of the following:
a)	Philips has announced that one of its strategic drivers is to increase profitability through re-allocation of its resources towards opportunities offering more consistent and higher returns. Moreover, Philips intends to redeploy capital through value-creating acquisitions. Since 2006, management has used the “adjusted income from operations” measurement internally to monitor performance of the businesses on a comparable basis. As of 2007, Philips has also set external performance targets based on this measurement as it will not be distorted by the unpredictable effects of future, unidentified acquisitions. This is particularly relevant as the acquisition activity is intended to increase, but the nature and the exact timing and financial statement impact of such future unidentified acquisitions is impossible to predict; and

b)	As part of its re-allocation of resources towards opportunities offering more consistent and higher returns, Philips is engaged in the ongoing disposition of significant non-core minority stakes. These dispositions will affect results relating to equity-accounted investees and the amount of financial income, as well as result in potentially significant capital gains or losses. These amounts are not included in “income from operations” and therefore the presentation of “adjusted income from operations” will enhance comparability of results between years.
Non U.S. investors are advised that such presentation is different from the terms used in Philips’ results announcements and Annual Report 2007.

The Company believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating divisions. NOC is defined as: total assets excluding assets from discontinued operations less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other non-current financial assets, (d) investments in equity-accounted investees, and after deduction of: (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities, (h) current/non-current liabilities, and (i) trading securities.
Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. The net debt position as a percentage of the sum of total group equity (stockholders’ equity and minority interests) and net debt is presented to express the financial strength of the Company. This measure is widely used by investment analysts and is therefore included in the disclosure.
Cash flows before financing activities, being the sum total of net cash from operating activities and net cash from investing activities, are presented separately to facilitate the reader’s understanding of the Company’s funding requirements.
Composition of net debt to group equity

in millions of euros	2005 1)	2006 1)	2007

Long-term debt	3,320	3,006	1,212
Short-term debt	1,167	863	2,345

Total debt	4,487	3,869	3,557
Cash and cash equivalents	(5,143)	(5,886)	(8,769)

Net debt (cash) (total debt less cash and cash equivalents)	(656)	(2,017)	(5,212)

Minority interests	58	40	42
Stockholders’ equity	16,666	22,997	21,684

Group equity	16,724	23,037	21,726

Net debt divided by net debt and group equity (in %)	(4)	(10)	(32)
Group equity divided by net debt and group equity (in %)	104	110	132

1)	Restated to present the MedQuist business as a discontinued operation.

Sales growth composition

in %			consoli-
	comparable	currency	dation	nominal
	growth	effects	changes	growth
2007 versus 2006 1)

Medical Systems	3.6	(5.2)	1.9	0.3
DAP	15.4	(3.1)	4.9	17.2
Consumer Electronics	1.0	(2.2)	(0.8)	(2.0)
Lighting	6.0	(3.1)	8.6	11.5
Innovation and Emerging Business	32.2	(4.5)	(80.6)	(52.9)
Group Management & Services	30.8	(2.3)	(10.5)	18.0

Philips Group	4.9	(3.3)	(1.2)	0.4

2006 1) versus 2005 1)

Medical Systems	8.3	(1.2)	0.1	7.2
DAP	11.3	0.1	4.0	15.4
Consumer Electronics	5.4	0.1	(4.0)	1.5
Lighting	8.3	(0.3)	6.5	14.5
Innovation and Emerging Business	(8.7)	(0.6)	(12.3)	(21.6)
Group Management & Services	14.1	(0.5)	8.9	22.5

Philips Group	6.4	(0.3)	(1.2)	4.9

2005 1) versus 2004 1)

Medical Systems	7.8	0.6	0.6	9.0
DAP	5.9	1.4	—	7.3
Consumer Electronics	4.7	1.6	(1.2)	5.1
Lighting	4.0	1.1	0.4	5.5
Innovation and Emerging Business	(3.9)	0.3	(7.4)	(11.0)
Group Management & Services	(20.1)	0.2	(40.2)	(60.1)

Philips Group	4.5	1.1	(1.7)	3.9

1)	Restated to present the MedQuist business as a discontinued operation.
Composition of cash flows before financing activities

in millions of euros	2005 1)	2006 1)	2007

Cash flows from operating activities	1,147	330	1,519
Cash flows investing activities	1,694	(2,802)	3,930

Cash flows before financing activities	2,841	(2,472)	5,449

1)	Restated to present the MedQuist business as a discontinued operation.

Adjusted IFO to Income from operations (IFO)

in millions of euros						Innovation &	Group
	Philips	Medical		Consumer		Emerging	Management
	Group	Systems	DAP	Electronics	Lighting	Businesses	& Services
2007
Adjusted IFO	2,065	875	523	325	722	(83)	(297)
Amortization of intangibles (excl. software)	(200)	(120)	(13)	(3)	(46)	(18)	—
Write off of acquired in-process R&D	(13)	(12)	—	—	(1)	—	—
Income from operations	1,852	743	510	322	675	(101)	(297)

2006
Adjusted IFO	1,386	861	378	314	608	(76)	(699)
Amortization of intangibles (excl. software)	(152)	(94)	(8)	(1)	(31)	(18)	—
Write off of acquired in-process R&D	(33)	(33)	—	—	—	—	—
Income from operations	1,201	734	370	313	577	(94)	(699)

2005
Adjusted IFO	1,652	768	328	405	508	(165)	(192)
Amortization of intangibles (excl. software)	(88)	(80)	(4)	(1)	(3)	—	—
Write off of acquired in-process R&D	(6)	—	—	—	(6)	—	—
Income from operations	1,558	688	324	404	499	(165)	(192)

Net operating capital to total assets

in million of euros						Innovation &	Group
	Philips	Medical		Consumer		Emerging	Management &
	Group	Systems	DAP	Electronics	Lighting	Businesses	Services
2007
Net operating capital (NOC)	10,586	4,104	1,136	(246)	3,886	1,001	705
Eliminate liabilities comprised in NOC:
- payables/liabilities	7,799	1,632	567	2,494	1,053	284	1,769
- intercompany accounts	—	29	23	56	48	(18)	(138)
- provisions1)	2,417	216	53	230	137	31	1,750
Include assets not comprised in NOC:
- investments in equity-accounted investees	1,886	52	—	—	9	111	1,714
- other non-current financial assets	3,183	—	—	—	—	—	3,183
- deferred tax assets	1,370	—	—	—	—	—	1,370
- liquid assets	8,769	—	—	—	—	—	8,769

	36,010	6,033	1,779	2,534	5,133	1,409	19,122
Discontinued operations	333

	36,343

2006 4)
Net operating capital (NOC)	8,518	4,125	1,138	(228)	2,527	748	208
Exclude liabilities comprised in NOC:
- payables/liabilities	8,130	1,663	550	2,389	989	462	2,077
- intercompany accounts	—	32	25	61	50	(28)	(140)
- provisions2)	2,684	229	55	285	146	79	1,890
Include assets not comprised in NOC:
- investments in equity-accounted investees	2,974	47	—	9	7	170	2,741
- securities	192	—	—	—	—	—	192
- other non-current financial assets	8,055	—	—	—	—	—	8,055
- deferred tax assets	1,627	—	—	—	—	—	1,627
- liquid assets	5,886	—	—	—	—	—	5,886

	38,066	6,096	1,768	2,516	3,719	1,431	22,536
Discontinued operations	431

	38,497

2005 4)
Net operating capital (NOC)	5,439	3,179	370	(296)	2,491	226	(531)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,433	1,648	456	2,540	956	568	2,265
- intercompany accounts	—	34	13	64	42	(9)	(144)
- provisions3)	2,347	261	57	335	134	124	1,436
Include assets not comprised in NOC:
- investments in equity-accounted investees	5,338	38	—	14	20	161	5,105
- other non-current financial assets	729	—	—	—	—	—	729
- deferred tax assets	1,992	—	—	—	—	—	1,992
- liquid assets	5,143	—	—	—	—	—	5,143

	29,421	5,160	896	2,657	3,643	1,070	15,995
Discontinued operations	4,484

	33,905

1)	Provisions on balance sheet EUR 3,104 million excluding deferred tax liabilities of EUR 687 million

2)	Provisions on balance sheet EUR 3,293 million excluding deferred tax liabilities of EUR 609 million

3)	Provisions on balance sheet EUR 2,634 million excluding deferred tax liabilities of EUR 287 million

4)	Restated to present the MedQuist business as a discontinued operation.

The year 2006
•	2006 was a landmark year in the history of Philips, one that included the sale of a majority stake in the Semiconductors division, the further disposal of cyclical, non-core activities and a number of strategically-aligned acquisitions, targeted at high-growth, high-profit areas.
•	Continuation of the share repurchase program resulted in total cash returned to shareholders of over EUR 3.3 billion in 2006, including the annual dividend.
•	Full-year sales in 2006 increased by 5% nominally and 6% comparably to EUR 26,682 million in 2005.
•	IFO amounted to EUR 1,201 million in 2006, compared with EUR 1,558 million in 2005, reflecting — amongst other things — a EUR 256 million charge for asbestos-related product liabilities, net of insurance recoveries, in 2006 as well as a EUR 136 million gain on the TPV transaction and a EUR 170 million release of a postretirement medical benefits provision, both in 2005.
•	Results relating to equity-accounted investees decreased as the 2005 results included a EUR 1,545 million profit from the sale of several investments.
•	In 2006, income from discontinued operations of EUR 4,482 million included both Semiconductors’ operational result and the EUR 4,283 million gain on the sale of the majority stake in the division and the earnings related to the discontinued MedQuist operation.
•	In 2006, net income amounted to EUR 5,383 million, compared to EUR 2,868 million in 2005, primarily as a result of the sale of a majority stake in the Semiconductors division.
Key data

in millions of euros	2005 1)	2006 1)

Sales	25,445	26,682
% nominal increase	4	5
% comparable increase	5	6

IFO	1,558	1,201
as a % of sales	6.1	4.5

Adjusted IFO	1,652	1,386
as a % of sales	6.5	5.2

Net income	2,868	5,383

Net operating capital (NOC)	5,439	8,518

Cash flows before financing activities	2,841	(2,472)

Employees (FTEs)	159,226	121,732
of which discontinued operations	44,174	6,640

1)	Restated to present the MedQuist business as a discontinued operation.
Sales in 2006 increased by 6% on a comparable basis compared to 2005 (5% nominally). Medical Systems (+8%), Domestic Appliances and Personal Care (DAP) (+11%), Consumer Electronics (CE) (+5%) and Lighting (+8%) all posted significant comparable sales growth. Nominal sales growth of 5% in 2006 was mainly driven by DAP (+15%, boosted by the acquisition of Avent) and Lighting (+14%, boosted by the acquisition of Lumileds). The overall sales increase in the main operating sectors was partly offset by a 22% nominal sales decline in 2006 in Innovation & Emerging Businesses, affected by the divestments of Optical Storage, Philips Business Communications and Philips Enabling Technologies Group. On a comparable basis, sales of Innovation & Emerging Businesses declined by 9% in 2006.
In 2006 gross margin of EUR 8,250 million increased by EUR 303 million compared to 2005, driven by the sales growth. Gross margin as a percentage of sales declined slightly, from 31.2% in 2005 to 30.9% in 2006. The sales-driven improvement was partly offset by a EUR 256 million charge, primarily related to an accrual for unasserted potential future claims in respect of asbestos-related product liabilities, net of insurance recoveries.

As a percentage of sales, selling expenses (17.4%) in 2006 were the same as in 2005 and research and development (R&D) expenses were marginally lower in 2006 (2006: 6.2%, 2005: 6.3%) General and administrative (G&A) expenses, however, increased both in nominal terms (+ EUR 195 million) and as a percentage of sales, to 3.6%. In 2006, additional implementation costs related to compliance with section 404 of the US Sarbanes-Oxley Act were required, while 2005 included a EUR 121 million release of a postretirement medical benefits provision.
Adjusted IFO of EUR 1,386 million decreased by EUR 266 million in 2006 compared to 2005. In 2006 amortization charges of EUR 185 million increased by EUR 91 million, mainly due to acquisitions in Medical Systems (Intermagnetics and Witt Biomedical), DAP (Avent), Lighting (Lumileds) and Innovation & Emerging Businesses (Lifeline).
In 2006 IFO decreased by EUR 357 million, impacted by the following significant incidental items:
•	in 2006, a EUR 256 million charge, primarily related to an additional accrual for asbestos-related product liabilities, net of insurance recoveries, included in the IFO of Group Management & Services;
•	in 2005, a EUR 170 million release of a postretirement medical benefits provision, of which EUR 116 million was included in Group Management & Services;
•	in 2005, a EUR 136 million gain on the sale of certain parts of CE’s monitors and FlatTV businesses to TPV Technology.
IFO as a percentage of sales decreased from 6.1% to 4.5% despite IFO increases achieved by Medical Systems, DAP and Lighting.
Medical Systems generated IFO of EUR 734 million (2005: EUR 688 million), benefiting from 8.3% comparable sales growth and improved gross margins, partly offset by acquisition-related charges.
In 2006, DAP improved its IFO by EUR 46 million to EUR 370 million. The year-on-year IFO increase was primarily driven by higher sales and an improved gross margin.
In 2006, CE achieved IFO of EUR 313 million in 2006, compared to EUR 404 million in 2005, which benefited from a EUR 136 million gain on the TPV transaction. The severe margin erosion in the first half of 2006, due to intense competition, eased off in the second half of the year.
In 2006 Lighting’s IFO increased to EUR 577 million (2005: EUR 499 million), mainly driven by profitable sales growth, lower non-manufacturing costs and the inclusion of Lumileds for the full year.
In 2006, Innovation and Emerging Businesses’ IFO loss of EUR 94 million was positively impacted by an aggregated EUR 77 million gain on the sale of businesses.
In 2006, the Group Management & Services sector generated a negative IFO of EUR 699 million (2005: negative EUR 192 million), affected by the aforementioned EUR 256 million charge for asbestos-related product liabilities. The deviation to 2005 was also a result of a EUR 116 million release of the postretirement medical benefits provision in 2005, which was partly offset by lower pension and other postretirement benefits costs in 2006.
Net income in 2006 amounted to EUR 5,383 million compared to EUR 2,868 million in 2005. The increase is largely attributable to the after-tax gain of EUR 4,283 million on the sale of the majority stake in the Semiconductors division and lower income tax, partly offset by the lower operational result of LG.Philips LCD. Net income in 2005 included a EUR 1,778 million gain on the sale of several financial holdings, partly offset by a EUR 416 million impairment charge for LG.Philips Displays.
Cash flows before financing activities in 2006 provided by continuing operations decreased from a cash inflow of EUR 2,841 million in 2005 to a cash outflow of EUR 2,472 million in 2006, which was mainly due to several acquisitions and higher pension contributions in the United Kingdom and United States. Cash flows in 2005 were positively affected by the sale of several financial holdings, mainly in NAVTEQ, TSMC and LG.Philips LCD.
In 2006, Philips cancelled over 173 million shares. During the year, 102 million shares were repurchased, thereby returning EUR 3.3 billion to shareholders including the annual dividend.

Performance of the Group

Income statement

in millions of euros, except for the per common share data	2005 1)	2006 1)

Sales	25,445	26,682
IFO	1,558	1,201
as a % of sales	6.1	4.5
Financial income and expenses	104	28
Income tax expense	(526)	(167)
Results equity-accounted investees	1,754	(157)
Minority interests	(11)	(4)

Income from continuing operations	2,879	901
Income (loss) from discontinued operations	(11)	4,482

Net income	2,868	5,383
Per common share (in euro) — basic	2.29	4.58
Per common share (in euro) — diluted	2.29	4.55

1)	Restated to present the MedQuist business as a discontinued operation.
Sales
In percentage terms the composition of the growth in sales of 2006 compared with 2005 was as follows:
Sales growth composition 20061) versus 20051)

in %			consoli-
	comparable	currency	dation	nominal
	growth	effects	changes	growth

Medical Systems	8.3	(1.2)	0.1	7.2
DAP	11.3	0.1	4.0	15.4
Consumer Electronics	5.4	0.1	(4.0)	1.5
Lighting	8.3	(0.3)	6.5	14.5
Innovation & Emerging Business	(8.7)	(0.6)	(12.3)	(21.6)
Group Management & Services	14.1	(0.5)	8.9	22.5

Philips Group	6.4	(0.3)	(1.2)	4.9

1)	Restated to present the MedQuist business as a discontinued operation.
Sales in 2006 increased by 4.9% on a nominal basis and 6.4% on a comparable basis, to EUR 26,682 million. The net effect of acquisitions, divestments and currency movements resulted in a net decline of 1.5%. On a comparable basis, sales growth was particularly strong in DAP, Medical and Lighting.
The robust comparable growth at DAP in 2006 was primarily driven by Shaving & Beauty, Oral Healthcare and Domestic Appliances, each of which showed double-digit growth. The Lighting increase was attributable to double-digit comparable growth in Luminaires and Automotive, Special Lighting & UHP. Medical Systems achieved sales growth across all categories. Growth was most visible in Computed Tomography and Nuclear Medicine, each of which generated above 10% sales growth in 2006. In CE, the sales increase in 2006 was driven by double-digit growth in Connected Displays and Peripherals & Accessories, partly offset by declines in Entertainment Solutions and Home Networks. Innovation & Emerging Business recorded a nominal sales decrease mainly due to the divestment of non-core activities within Corporate Investments.

Income from operations
The following overview shows sales, IFO, according to the 2007 sector classification.

in millions of euros	2006 1)
			as a % of
	sales	IFO	sales

Medical Systems	6,448	734	11.4
DAP	2,532	370	14.6
Consumer Electronics	10,576	313	3.0
Lighting	5,466	577	10.6
Innovation & Emerging Business	1,493	(94)	(6.3)
Group Management & Services	167	(699)	—

Philips Group	26,682	1,201	4.5

in millions of euros	2005 1)
			as a % of
	sales	IFO	sales

Medical Systems	6,013	688	11.4
DAP	2,194	324	14.8
Consumer Electronics	10,422	404	3.9
Lighting	4,775	499	10.5
Innovation & Emerging Business	1,905	(165)	(8.7)
Group Management & Services	136	(192)	—

Philips Group	25,445	1,558	6.1

1)	Restated to present the MedQuist business as a discontinued operation.
Total IFO decreased from 6.1% to 4.5% of sales in 2006, mainly due to a EUR 256 million charge for asbestos-related product liabilities, net of insurance recoveries, in 2006, while the results in 2005 benefited from a EUR 136 million gain on the sale of certain activities within CE to TPV Technology and a EUR 170 million release of the postretirement medical benefits provision within Group Management & Services.
In 2006 Medical Systems’ IFO increased by 6.7% over 2005. The 2006 results reflected the impact of higher sales and enhanced cost controls, which more than offset post-merger integration costs and purchase-accounting charges (totaling EUR 78 million) related to Witt Biomedical and Intermagnetics.
In 2006 DAP’s IFO improved by 14.2%, primarily due to strong sales growth and an improved gross margin. IFO as a percentage of sales declined slightly in 2006 compared to 2005, due to acquisition-related charges for Avent (EUR 14 million).
CE’s IFO decreased from EUR 404 million in 2005 to EUR 313 million in 2006. The 2005 result included a EUR 136 million gain related to the sale of certain parts of CE’s monitors and FlatTV business to TVP Technology. Excluding the aforementioned TPV transaction gain in 2005, IFO as a percentage of sales increased from 2.6% in 2005 to 3.0% as a result of the ongoing focus on margin management, despite difficult market conditions in the first half of 2006.
In 2006 Lighting’s IFO improved by 15.6% over 2005, mainly as a consequence of the strong sales growth. The 2005 result included a loss of EUR 11 million for the acquired Lumileds business (mainly acquisition-related charges), while results in 2006 included a EUR 43 million acquisition-related charge.
Income from operations of Innovation & Emerging Businesses

in millions of euros	2005	2006

Corporate Technologies	(108)	(91)
Corporate Investments / other	(57)	15
Consumer Healthcare Solutions	—	(18)

	(165)	(94)

The result of Innovation and Emerging Business in 2006 improved year-on-year, mainly due to Corporate Technologies, aided by a gain on the sale of CryptoTec (EUR 31 million), whereas 2005 included a loss for the divested PolyLED. Corporate Investments’ result included a gain on the sale of businesses totaling EUR 44 million in 2006.
The sector Group Management and Services mainly reflects costs of the corporate and regional organizations, pension and other postretirement costs, and investments in the global brand campaign in 2006. The total loss for Group Management and Services (EUR 699 million) was negatively impacted by the EUR 256 million charge in respect of asbestos-related product liabilities, net of insurance recoveries, while the result in 2005 was positively affected by a release of a postretirement medical benefits provision in (EUR 116 million). The IFO of Group Management and Services was further affected by gains on the sale of real estate totaling EUR 54 million, compared to EUR 122 million in 2005. The sale of the Philips Pension Competence Center in 2005 resulted in a gain of EUR 42 million. Increased overhead costs in the corporate center in 2006 were mainly due to implementation costs related to compliance with section 404 of the US Sarbanes-Oxley Act.
Pensions
Net periodic pension costs of defined-benefit pension plans amounted to EUR 75 million in 2006 (2005: EUR 157 million). The contributions to defined-contribution pension plans amounted to EUR 80 million (2005: EUR 56 million).
Total pension costs

in millions of euros	2005	2006

Total pension costs	(216)	(155)
of which operating divisions	(122)	(93)
of which Group Management & Services	(94)	(62)

The changed accounting rule for pensions and other postretirement benefits (SFAS No. 158) requires Philips to post the funded status of pensions and other postretirement benefit plans on the balance sheet. As a consequence, actuarial gains and losses will directly affect stockholders’ equity through changes in other comprehensive income, while there will no longer be any additional minimum pension liability. These changes resulted in a net reduction of stockholders’ equity of EUR 477 million in 2006.
This accounting standard in 2006 has no impact on the Company’s income statement.
Restructuring charges

Restructuring charges by sector

in millions of euros	2005 1)	2006 1)

Medical Systems	2	14
DAP	4	13
Consumer Electronics	67	12
Lighting	35	48
Innovation & Emerging Businesses	26	—
Group Management & Services	—	—
Reduction of excess provisions	(8)	(5)

	126	82

1)	Restated to present the MedQuist business as a discontinued operation.
During 2006, a net charge of EUR 82 million was included in IFO for restructuring.
The most significant new restructuring projects in 2006 were:
•	Medical Systems: transfer of the production of SPECT cameras from Milpitas to Cleveland;
•	DAP: restructuring of the Klagenfurt site (Austria), reduction of the fixed cost base and providing a more diverse and flexible supply base;
•	Lighting: reallocation of parts of the activities in Weert, Netherlands, to low-cost areas, the relocation in Mexico of all Juarez plant activities to the Monterrey plant and the relocation of the standard Lead in Wire business in Deurne, Netherlands, to Poland.

The Company’s remaining restructuring in 2006 covered a number of smaller projects.
There were no Goodwill impairment charges in 2006 and 2005.
Net restructuring charges in 2005 amounted to EUR 126 million, consisting of gross charges totaling EUR 134 million, partly offset by releases of EUR 8 million.
The most significant projects in 2005 were the closing of the Audio/Video Innovation Center and the restructuring of the Mobile Infotainment business in CE. Furthermore, within Lighting, rationalization took place in Lamps through downsizing of excess capacity and the transfer of production to low-wage countries. Within the Innovation & Emerging Businesses, a number of activities were prepared for disentanglement or divestment. The remaining restructuring projects in 2005 covered a number of smaller projects, all relating to lay-offs.
Financial income and expenses
Financial income and expenses consist of:

in millions of euros	2005 1)	2006 1)

Interest expenses (net)	(202)	(189)
Sales of securities	233	—
Other	73	217

	104	28

1)	Restated to present the MedQuist business as a discontinued operation.
The net interest expense in 2006 was EUR 13 million lower than in 2005, mainly as a result of higher average cash positions and higher average interest rates applied in 2006 to these cash positions during 2006, compared to 2005. This was offset by increased interest expenses on derivatives related to hedging of the Group’s foreign-currency-denominated cash and intercompany funding positions.
Income from the sale of securities consist of:

in millions of euros	2005	2006

Income from the sale of securities:
Gain on sale of Atos Origin shares	185	—
Gain on sale of Great Nordic shares	48	—

	233	—

During 2006, there were no sales of securities, whereas in 2005 a gain of EUR 233 million was recognized on the sale of the remaining shares in Atos Origin and Great Nordic.
Other financial income of EUR 217 million in 2006 included a cash dividend of EUR 223 million from TSMC, a gain of EUR 97 million upon the designation of the TSMC stock dividend as trading securities, and a gain of EUR 29 million as a result of an increase in the fair value of these trading securities. This was partly offset by losses of EUR 77 million resulting from an impairment of the available-for-sale holding in TPO Display Corp. and EUR 61 million due to a decline in the fair value of the share option within a convertible bond received from TPV Technology Ltd.
In 2006, the investment in TSMC was no longer accounted for using the equity method, since Philips was no longer able to exercise significant influence as a result of the reduction in both the shareholding and the number of Philips board members.
Income taxes
In 2006 income taxes amounted to EUR 167 million, compared to EUR 526 million in 2005. Income taxes in 2005 included EUR 240 million of withholding taxes related to the transfer of TSMC shares to the Company from its fully owned subsidiary Philips Electronics Industries Taiwan, partly offset by tax gains of EUR 109 million relating to final agreements on prior-year taxes in the US. Income taxes in 2006 were positively impacted by a reduction of the Dutch corporate tax rate (EUR 70 million) and tax gains of EUR 40 million relating to final agreements on prior-year taxes in various jurisdictions.

The tax burden in 2006 corresponded to an effective tax rate of 13.6% on the pre-tax income. The effective tax rate in 2006 was affected by tax-exempt items such as TSMC dividends, as well as the gains and losses resulting from changes in the fair value of TSMC stock and TPV bond options. Non-taxable items in 2005 were the sale of shares in Atos Origin and Great Nordic (in total EUR 233 million) and part of the gain on the TPV transaction.
Results from equity-accounted investees
The results from equity-accounted investees decreased in 2006 by EUR 1,911 million to a loss of EUR 157 million in 2006, a breakdown of which is shown in the table below.

in millions of euros	2005 1)	2006 1)

Company’s participation in income (loss)	513	(180)
Results on sales of shares	1,545	79
Gains arising from dilution effects	165	14
Investment impairment and guarantee charges	(469)	(70)

	1,754	(157)

1)	Restated to present the MedQuist business as a discontinued operation.
The Company’s participation in the net income of equity-accounted investees declined from a gain of EUR 513 million in 2005 to a loss of EUR 180 million in 2006, primarily due to lower results at LG.Philips LCD and the change in accounting treatment of TSMC.
Excluding the 2005 sale of shares, LG.Philips LCD’s operational result in 2006 declined by EUR 342 million compared to 2005, resulting in a loss of EUR 196 million as price pressure and oversupply impacted results.
In 2005, the TSMC operational profit of EUR 380 million was recorded under results relating to equity-accounted investees. In 2006, a gain of EUR 223 million related to the receipt of the TSMC cash dividend was recognized in financial income and expenses. Further to this, a gain of EUR 97 million upon the designation of a TSMC stock dividend as trading securities and a gain of EUR 29 million as a result of an increase in the fair value of these trading securities were included in financial income and expenses.
Results on the sale of shares in 2006 were primarily attributable to the EUR 76 million non-taxable gain on the sale of the remaining 8.4 million shares of common stock in FEI Company, reducing Philips’ shareholding from 24.8% to zero.
In 2005, a total gain of EUR 1,545 million was recognized, mostly related to the sale of shares in NAVTEQ, TSMC and LG.Philips LCD.
Gains and losses arising from dilution effects in 2006 were mainly due to a EUR 14 million dilution gain recorded for TPV following the IPO in the first quarter and a further share issue in the second quarter. As a consequence, Philips’ shareholding in TPV was reduced by 1.2 percentage points to 13.8%. This dilution gain increased the book value of Philips’ investment in TPV.
Gains and losses arising from dilution effects in 2005 included a EUR 189 million dilution gain recorded for LG.Philips LCD as a result of the secondary offering of shares and a dilution loss of EUR 24 million related to TSMC as Philips’ shareholding was diluted due to the issue of new shares in grants to employees.
On a per-country basis, agreements with LG.Philips Displays for voluntary payments (social contributions and environmental clean-up) were reached in the first quarter of 2006. As a consequence, a total loss of EUR 61 million was recognized in 2006, largely related to social costs in France, Germany, the Netherlands and the UK.
In 2005, an impairment charge of EUR 416 million related to the investment in LG.Philips Displays and a charge of EUR 42 million for the existing guarantee provided to LG.Philips Displays’ banks were recorded.
Minority interests
The share of minority interests in the income of group companies reduced income by EUR 4 million in 2006, compared to EUR 11 million in 2005.

Discontinued operations
Philips reports the results of the MDS, MedQuist and Semiconductors businesses separately as discontinued operations. Consequently, the results of the MDS, MedQuist and Semiconductors businesses, including any transaction gains, are shown separately in the financial statements as results from discontinued operations. In accordance with the applicable accounting principles, previous years have been restated.
Following an announcement of a binding letter of intent between Philips and Toppoly Optoelectronics Corporation of Taiwan in November 2005, the merger of Mobile Display Systems (MDS) with Toppoly was completed in June 2006. An after-tax transaction gain of EUR 29 million was recognized. As a consequence of this transaction, Philips holds a 17.5% stake in TPO.
On September 29, 2006, the Company sold a majority stake in its Semiconductors division to a private equity consortium led by Kohlberg Kravis Roberts & Co. (KKR). The transaction consisted of the sale of the division for a total consideration of EUR 7,913 million and a simultaneous acquisition of a minority interest in the recapitalized organization at a cost of EUR 854 million. A gain of EUR 4,283 million was recorded on the sale, net of costs directly associated with this transaction of approximately EUR 367 million.
The Company’s ownership interest in the recapitalized organization, now named NXP Semiconductors, was recorded at its fair value of EUR 854 million. Philips’ ownership consists of 19.9% of the preferred shares and 17.5% of the common shares.
The Company reported its stake in the recapitalized NXP Semiconductors under other non-current financial assets.
On November 2, 2007, Philips announced that it had decided to proceed with the sale of its approximate 70% ownership interest in MedQuist Inc.
MedQuists’ earnings in 2006 amounted to a net gain of EUR 18 million compared to a loss of EUR 48 million in 2005, the latter largely related to EUR 50 million customer accommodation payments.
Net income
Net income amounted to EUR 5,383 million (EUR 4.58 per common share), of which income from continuing operations was EUR 901 million and EUR 4,482 million related to discontinued operations. In 2005, net income amounted to EUR 2,868 million, of which EUR 2,879 million was income from continuing operations.
Performance by sector
Medical Systems
Key data

in millions of euros, except for FTE data	2005 1)	2006 1)

Sales	6,013	6,448

Sales growth
% increase (decrease), nominal	9	7
% increase, comparable	8	8

IFO	688	734
as a % of sales	11.4	11.4

Adjusted IFO	768	861
as a % of sales	12.8	13.4

Net operating capital (NOC)	3,179	4,125

Cash flows before financing activities	505	(427)

Employees (FTEs)	24,221	26,203

1)	Restated to present the MedQuist business as a discontinued operation.

Sales remained strong in 2006, showing nominal growth of 7% and comparable growth of 8%. Medical Systems’ comparable sales growth was driven by all businesses. Strong double-digit growth was visible in Imaging Systems (notably Computed Tomography, Nuclear Medicine and X-ray) and Healthcare Informatics (iSite). Ultrasound & Monitoring achieved single-digit growth, reflecting market opportunities. Customer Services posted strong growth across all segments, mainly due to the successful implementation of the strategy to increase contract penetration. All regions contributed to the growth in sales, especially Asia Pacific. Japan and China led the sales growth in Asia Pacific.
IFO improved from EUR 688 million in 2005 to EUR 734 million in 2006, driven by Computed Tomography, Patient Monitoring & Cardiac Care and Customer Services. In 2006 IFO was negatively impacted by acquisition-related and integration charges for Intermagnetics (EUR 65 million) and Witt Biomedical (EUR 13 million). IFO margin of 11.4% in 2006 was on par with 2005.
In 2006 cash flows included payments of EUR 993 million and EUR 110 million for Intermagnetics and Witt Biomedical respectively. 2005 included a net cash outflow of EUR 194 million for the Stentor acquisition. In 2006 excluding these acquisition-related disbursements, cash flows before financing activities (EUR 676 million) were slightly below 2005 (EUR 699 million) due to higher net capital investments. This was partly offset by higher cash flows from operating activities.
Domestic Appliances and Personal Care
Key data

in millions of euros, except for FTE data	2005	2006

Sales	2,194	2,532

Sales growth
% increase (decrease), nominal	7	15
% increase (decrease), comparable	6	11

IFO	324	370
as a % of sales	14.8	14.6

Adjusted IFO	328	378
as a % of sales	14.9	14.9

Net operating capital (NOC)	370	1,138

Cash flows before financing activities	384	(287)

Employees (FTEs)	8,203	9,933

Full-year sales grew by 15% on a nominal basis in 2006, partly due to the acquisition of Avent in the third quarter. Comparable sales growth of 11% in 2006 was well above the targeted 7%, mainly driven by Shaving & Beauty (good acceptance of SmartTouch/Speed-XL shavers worldwide and new Bodygroom products in Europe and North America) and Health & Wellness (increased advertising and promotion in Oral Healthcare). Sales growth at Domestic Appliances in 2006 was primarily attributable to Food appliances, Garment Care and Floor Care. Geographically, all regions contributed to the increased sales with double-digit growth, most notably in Eastern Europe, China and Latin America.
In 2006, IFO improved by EUR 46 million to EUR 370 million, mainly driven by increased sales and a higher gross margin. The result in 2006 included charges relating to the acquisition of Avent (EUR 14 million) as well as a significantly higher level of advertising and promotional expenditure, to help DAP sustain its high growth level.
The profitability of DAP declined from 14.8% in 2005 to 14.6%, mainly due to acquisition-related costs (Avent) as well as higher selling expenses (advertising and promotion) and increased investments in research and development.
In 2006, Positive cash flows from operating activities were more than offset by the cash outflows of EUR 689 million for the acquisition of Avent. Excluding this acquisition-related disbursement, cash flow before financing (EUR 402 million) improved compared to 2005.

Consumer Electronics
Key data

in millions of euros, except for FTE data	2005	2006

Sales	10,422	10,576

Sales growth
% increase, nominal	5	1
% increase, comparable	5	5

IFO	404	313
as a % of sales	3.9	3.0

Adjusted IFO	405	314
as a % of sales	3.9	3.0

Net operating capital (NOC)	(296)	(228)

Cash flows before financing activities	548	248

Employees (FTEs)	15,537	14,486

Sales for CE totaled EUR 10,576 million in 2006, nominally 1% and comparably 5% above the 2005 level. The growth in sales 2006 was led by Connected Displays, driven by the ongoing transition from CRT to FlatTV, and by the Peripherals & Accessories business. The remaining businesses, however, showed a decline in sales due to a contracting market (Entertainment Solutions), low market demand for Mobile Phones as well as time-to-market issues in Home Networks.
On a geographic axis, sales growth was particularly strong in Europe and North America, while sales declined in Asia Pacific, mainly due to lower sales of Mobile Phones.
In 2006 as a result of CE’s focus on margin management in 2005, the division realized an annual IFO margin of 3.9% of sales, just slightly below the 4% target set for the division. The IFO margin in 2005, excluding the EUR 136 million gain on the sale of the monitor and low-end flat TV manufacturing business to TPV, was 2.6%. In value, the IFO for 2006 amounted to EUR 313 million, compared to EUR 404 million in 2005, including the gain attributable to the TPV transaction.
In 2006 net operating capital was negative EUR 228 million (2005: negative EUR 296 million), reflecting the ongoing success of the division’s asset-light strategy.

Lighting
Key data

in millions of euros, except for FTE data	2005	2006

Sales	4,775	5,466

Sales growth
% increase , nominal	6	14
% increase, comparable	4	8

IFO	499	577
as a % of sales	10.5	10.6

Adjusted IFO	508	608
as a % of sales	10.6	11.1

Net operating capital (NOC)	2,491	2,527

Cash flows before financing activities	(236)	451

Employees (FTEs)	45,649	47,739

In 2006, full-year sales at Lighting grew by 8% on a comparable basis and 14% in nominal terms. In 2006 all businesses contributed to the sales growth, led by Luminaires (strong growth in the office building segment, especially in Europe, as well as in solid-state lighting) and Automotive Lighting. Lamps achieved a further increase in comparable sales growth. Lumileds — with sales amounting to EUR 328 million — exceeded its expected 25% growth for the full year. In 2006 all regions recorded higher comparable sales, led by Eastern Europe and Asia Pacific.
Full-year IFO amounted to EUR 577 million in 2006, an increase of EUR 78 million compared to 2005. The IFO improvement was primarily attributable to the profitable growth in Lamps and Luminaires. Lumileds reported a positive IFO in 2006, despite EUR 43 million acquisition-related charges. Restructuring charges amounted to EUR 48 million in 2006, compared to EUR 35 million in 2005.
Cash flows before financing activities, allowing for the EUR 788 million cash outflow for the Lumileds acquisition in 2005, declined from EUR 552 million in 2005 to a cash flow of EUR 451 million in 2006. The increase in net capital expenditures in 2006 — mainly related to investments in Lumileds — and the acquisition of Bodine were partly offset by improved cash flows from operating activities.
Net inventories declined from 14.9% of sales in 2005 to 13.4% in 2006, largely driven by improved supply chain management at Lamps and Luminaires.

Innovation & Emerging Businesses
Key data

in millions of euros, except for FTE data	2005	2006

Sales	1,905	1,493

Sales growth
% decrease, nominal	(18)	(22)
% decrease, comparable	(5)	(9)

IFO Corporate Technologies	(108)	(91)
IFO Corporate Investments / other	(57)	15
IFO CHS	—	(18)

Total IFO	(165)	(94)
as a % of sales	(8.7)	(6.3)

Adjusted IFO	(165)	(76)
as a % of sales	(8.7)	(5.1)

Net operating capital (NOC)	226	748

Cash flows before financing activities	(96)	(625)

Employees (FTEs)	15,130	9,852

Corporate Technologies
IFO for Corporate Technologies in 2006 amounted to a loss of EUR 91 million, compared to a loss of EUR 108 million in 2005. In 2006, additional investments in the newly initiated Healthcare and Lifestyle Incubators, as well as in Molecular Healthcare activities, were partly offset by the gain on the divestment of CryptoTec in the first quarter (EUR 31 million). The 2005 result included a loss related to the sale of PolyLED, which was divested in the fourth quarter of 2005.
Group-wide expenditures for research and development activities amounted to EUR 1,659 million (6.2% of Group sales) in 2006, compared to EUR 1,593 million (6.3% of Group sales) in 2005.
Corporate Investments
Sales of Corporate Investments declined by 30% in nominal terms, mainly due to the sale of (parts of) Optical Storage, Philips Business Communications and Philips Enabling Technologies Group. Assembléon showed a sales decline of 3% in nominal and comparable terms.
IFO of Corporate Investments / other showed a profit of EUR 15 million in 2006, compared to a loss of EUR 57 million in 2005. The improvement was primarily due to gains on divestments totaling EUR 44 million in 2006, largely related to the divestment of Philips Sound Solutions (EUR 43 million). Furthermore, the improved performance of the main businesses, especially Assembléon and Philips Enabling Technologies Group, contributed to the result.
In 2006, Corporate Investments successfully divested the majority of its business portfolio, notably the Optical pickup and Data units, Philips Business Communications, Philips Enabling Technologies Group and Philips Sound Solutions.
Other businesses within Innovation & Emerging Businesses, primarily consisting of Consumer Healthcare Solutions, reported an IFO loss of EUR 18 million in 2006, mainly due to acquisition-related charges for Lifeline Systems (EUR 12 million) and investments in research and development.
Cash flows before financing activities declined EUR 529 million in 2006 compared to 2005 mainly due to the EUR 583 million cash outflow for the Lifeline acquisition within Consumer Healthcare Solutions in 2006.

Group Management & Services
Key data

in millions of euros, except for FTE data	2005	2006

IFO Corporate and regional overheads	(171)	(226)
IFO Global brand campaign	(138)	(126)
IFO Pensions/postretirement benefit costs / other	117	(347)

IFO	(192)	(699)

Adjusted IFO	(192)	(699)

Net operating capital (NOC)	(531)	208

Cash flows before financing	1,736	(1,832)

Number of employees (FTEs)	6,312	6,879

The IFO loss of corporate & regional overheads was higher in 2006 than in 2005, primarily due to implementation costs for Sarbanes-Oxley compliance, which totaled EUR 26 million in 2006.
Costs for the global brand campaign decreased by EUR 12 million in 2006 compared to 2005.
Pension, postretirement benefit costs and others increased by EUR 464 million in 2006 compared to 2005, largely as a consequence of the EUR 256 million charge in respect of asbestos related product liabilities, net of insurance recoveries, and a gain of EUR 116 million within Pensions in 2005. The latter was triggered by a change in Dutch law relating to the treatment of medical insurance costs. Excluding the EUR 116 million positive pension impact in 2005, pension and other postretirement benefit costs decreased by EUR 46 million in 2006, mainly due to the sale of the majority stake in the Semiconductors division.
Cash flows before financing related to pension activities decreased by EUR 863 million in 2006 compared to 2005, resulting in a total outflow of EUR 1,237 million. The increased cash outflow was in part attributable to additional funding of pension funds in the United Kingdom (EUR 582 million) and the United States (EUR 101 million). In 2005, EUR 3.346 million cash proceeds related to the sales of shares in NAVTEQ, TSMC, LG.Philips LCD and Atos Origin were recognized.
Performance by market cluster
Key data

In millions of euros		2005 1)		2006 1)
	sales	IFO	sales	IFO

Western Europe	9,572	1,034	9,869	944
North America	7,172	206	7,591	(151)
Other mature markets	1,320	37	1,368	32

Total mature markets	18,064	1,277	18,828	825
Key emerging markets	4,547	77	4,603	123
Other emerging markets	2,834	204	3,251	253

	25,445	1,558	26,682	1,201

1)	Restated to present the MedQuist business as a discontinued operation.

In 2006, sales in Europe showed a strong increase of 8% on a comparable basis, visible in all sectors, led by double-digit growth rates at DAP and CE (both 10%), followed by Lighting and Medical Systems with sales increases of 8% and 6% respectively. Innovation & Emerging Businesses sales declined by 25% in nominal terms, entirely due to divestments, while sales were stable on a comparable basis.
Sales in North America increased by 6%, both nominally and comparably, and were particularly strong in DAP, with a growth rate of 10%, predominantly attributable to sales of Oral Healthcare products. Sales in Medical Systems and CE improved by 8% and 7% respectively, while Lighting posted 2% comparable growth in comparable terms. Innovation & Emerging Businesses’ sales improved 2% nominally, thanks to additional sales provided by Consumer Healthcare Solutions (mainly Lifeline), but declined 19% comparably due to lower sales within Corporate Investments.
Key emerging markets posted 3% comparable sales growth in 2006. Strong increases in DAP (17%), Lighting (13%) and Medical Systems (5%) were largely offset by a 2% comparable decline in CE sales, largely attributable to the performance of Mobile Phones, and lower sales of Innovation & Emerging Businesses, mainly due to Optical Storage.
Sales in other emerging markets grew by 13% comparably, with strong double-digit sales growth in most of the sectors, led by 23% comparable sales growth in Medical Systems, 19% in DAP and 14% in Lighting.
IFO in Western Europe slightly declined as 2005 results benefited from a release of the postretirement medical benefits provision, related to the termination of the SFAS No. 106 plan in the Netherlands. IFO in North America was impacted by the EUR 256 million asbestos-related product liability charge in 2006. The results in key emerging markets and other emerging markets increased year-on-year mainly due to the increased share of high-margin businesses (Medical Systems, DAP, Lighting) in 2006.
Research and development
Research and Development expenditures

in millions of euros	2005 1)	2006 1)

Research and development expenditures	1,593	1,659
as a % of sales	6.3	6.2

1)	Restated to present the MedQuist business as a discontinued operation.
Research and Development expenditures by sector 2) 3)

in millions of euros	2005 1)	2006 1)

Medical Systems	517	566
DAP	139	168
Consumer Electronics	419	385
Lighting	212	269
Innovation & Emerging Business	587	577
Inter-sector eliminations	(281)	(306)

Philips Group	1,593	1,659

1)	Restated to present the MedQuist business as a discontinued operation.

2)	Includes the write-off of acquired in-process research and development of EUR 33 million in 2006, (2005: EUR 6 million)

3)	Total R&D expenditures include costs related to external contract research, accounting for 2% and 3% of the Company’s R&D expenditures for the years 2005 and 2006, respectively.
In 2006 Philips’ research and development expenditures totaled EUR 1.7 billion, or 6.2% of sales, for 2005 research and development expenditures totaled EUR 1.6 billion, or 6.3% of sales.
In 2006 investments in innovative technologies increased especially in the areas of Healthcare & Wellness and Lighting & Visual Experiences to 42% and 20% respectively.

In 2006, increased research and development investment within Medical Systems, Lighting and DAP was offset by a reduction in R&D expense at CE as a consequence of increased outsourcing. Increased research and development investments within Corporate Technologies, mainly to set up the Healthcare and Lifestyle Incubators, and Consumer Healthcare Solutions were partly offset by the divestment of several businesses.
Medical Systems’ R&D spend increased in 2006 by EUR 49 million due to additional investments in new sensor technologies and magnetic resonance imaging, as well as the write-off of in-process R&D following the acquisition of Witt Biomedical and Intermagnetics. Lighting increased its investment in solid-state lighting solutions, while DAP increased the development spend across all businesses, especially in Health & Wellness. Research and development expenditure also increased in the research incubators for healthcare, lifestyle and technology, the breeding grounds for new, innovative product concepts.
Employment
Change in number of employees

in FTEs	2005	2006
	161,586	159,226

Position at beginning of year
Consolidation changes:
- new consolidations	1,795	4,834
- deconsolidations	(2,552)	(44,085)
Comparable change	(1,603)	1,757

Position at year-end	159,226	121,732
of which:
continuing operations	115,052	115,092
discontinued operations	44,174	6,640

Excluding discontinued operations, the total number of employees of the Philips Group was 115,092 at the end of 2006 compared to 115,052 at the end of 2005.
Employees per sector

	at the end of
in FTEs	2005	2006

Medical Systems	24,221	26,203
DAP	8,203	9,933
Consumer Electronics	15,537	14,486
Lighting	45,649	47,739
Innovation & Emerging Business	15,130	9,852
Group Management & Services	6,312	6,879

	115,052	115,092
Discontinued operations	44,174	6,640

	159,226	121,732

The main employee increase in 2006 was driven by acquisitions in Medical Systems (Witt Biomedical and Intermagnetics), DAP (Avent), Lighting (Feixin and Bodine) and Innovation & Emerging Businesses (Lifeline within Consumer Healthcare Solutions). The largest reduction in 2006 occurred in Innovation and Emerging Business (due to divestments within Corporate Investments).
The Semiconductors division had a strong presence in Asia. Following the sale of the majority stake in the Semiconductors division, the number of Philips employees in emerging markets in the Asia Pacific region was significantly reduced.

Employees per market cluster

in FTEs	at the end of
	2005	2006

Western Europe	42,226	38,852
North America	17,455	20,501
Other mature markets	1,900	1,831

Total mature markets	61,581	61,184
Key emerging markets	32,469	31,893
Other emerging markets	21,002	22,015

	115,052	115,092
Discontinued operations	44,174	6,640

	159,226	121,732

The employee reduction in Western Europe was almost entirely attributable to the sale of businesses within Corporate Investments (Innovation & Emerging Businesses). The increase in North America was primarily a result of the integration of Witt Biomedical and Intermagnetics in Medical Systems as well as the acquisition of Lifeline in Innovation & Emerging Businesses. Key emerging markets saw a decline in workforce, attributable to the divestment of parts of the Optical Storage business (mainly affecting China), partly offset by an increase in personnel in all other product divisions. Philips’ presence in other emerging markets increased, mainly due to Lightings personnel expansion in Eastern Europe.

Average sales per employee	2005 1)	2006 1)

In thousand of euros	219	228

1)	Excluding the MedQuist business, which has been restated and presented as a discontinued operation.
Sales per employee grew from EUR 219,000 in 2005 to EUR 228,000 in 2006, an increase of 4%. The increase was evident particularly at CE, followed by DAP, Medical Systems and Lighting.
Liquidity and capital resources
Cash flows
Condensed consolidated statements of cash flows for the years ended December 31, 2006 and 2005 are presented below:

in millions of euros	2005 1)	2006 1)

Cash flow from operating activities:
Net income	2,868	5,383
(Income) loss discontinued operations	11	(4,482)
Adjustments to reconcile net income to net cash provided by for operating activities	(1,732)	(571)

Net cash provided by operating activities	1,147	330
Net cash provided by (used for) investing activities	1,694	(2,802)

Cash flows before financing activities	2,841	(2,472)
Net cash used for financing activities	(2,589)	(3,715)

Cash provided by (used for) continuing operations	252	(6,187)
Net cash provided by discontinued operations	533	7,114
Effect on changes in exchange rates on cash positions	159	(197)

Total changes in cash and cash equivalents	944	730
Cash and cash equivalents at beginning of year	4,349	5,293
Cash and cash equivalents at end of year	5,293	6,023
Less cash and cash equivalents at end of year — discontinued operations	150	137
Cash and cash equivalents at end of year — continuing operations	5,143	5,886

1)	Restated to present the MedQuist business as a discontinued operation.

Cash flows from operating activities and net capital expenditures

in millions of euros	2005 1)	2006 1)

Cash flows from operating activities	1,147	330
Net capital expenditures	(499)	(688)

1)	Restated to present the MedQuist business as a discontinued operation.
Cash flows before financing activities
Net cash from operating activities amounted to EUR 330 million in 2006 compared to a cash flow of EUR 1,147 million in 2005. The decrease was caused by higher working capital requirements, mainly driven by additional and accelerated pension contributions in the UK and the US. In 2006, further to the normal annual contribution to pension plans, EUR 582 million was paid to the UK pension plan following a change in regulation. In the US, an accelerated contribution of EUR 101 million was made to the local pension fund.
Net capital expenditures totalled EUR 688 million, EUR 189 million higher than 2005, mainly driven by investments related to new acquisitions, notably Lumileds within Lighting. Including the investments related to Lumileds, Lighting was the most capital-intensive sector in 2006, with 343 million total expenditure.
In 2005, net capital expenditures amounted to EUR 499 million, mainly attributable to Lighting.
Continuing operating recorded a cash outflow from investing activities of EUR 2,802 million in 2006 compared to an inflow of 1,694 million in 2005.
Cash flows from acquisitions, divestments and derivatives

in millions of euros	2005 1)	2006 1)

Divestments & derivatives	3,346	384
Acquisitions	(1,153)	(2,498)

1)	Restated to present the MedQuist business as a discontinued operation.
During the year 2006, a total of EUR 2,498 million was used for acquisition notably Intermagnetics (EUR 993 million), Avent (EUR 689 million), Lifeline (EUR 583 million) and Witt Biomedical (EUR 110 million).
In 2006, EUR 318 million cash was generated from the divestment of several businesses within Innovation & Emerging businesses, notably CryptoTec, Philips Enabling Technologies Group, Philips Business Communications, Optical Storage, and the sale of the entire stake in FEI company. In addition, EUR 62 million was received in relation to maturing currency hedges.
In 2005, acquisitions totaling EUR 1,107 million included the acquisition of a 47.25% share in Lumileds, which had a cash impact of EUR 788 million, and the acquisition of Stentor for EUR 194 million. In addition, cash payments of EUR 46 million were made for maturing currency hedges. Cash proceeds of EUR 3,346 million, mainly related to the sale of shares in NAVTEQ (EUR 932 million), TSMC (EUR 770 million), Atos Origin (EUR 554 million), LG.Philips LCD (EUR 938 million) and Great Nordic (EUR 67 million) were recognized.
Cash flows from financing activities
Net cash used for financing activities in 2006 was EUR 3,715 million. The impact of changes in debt was a reduction of EUR 618 million, including a EUR 208 million scheduled bond repayment. Philips’ shareholders were paid EUR 523 million in dividend. Additionally, cash outflows for share repurchases totaled EUR 2,899 million. This included EUR 414 million final repurchases related to the EUR 1.5 billion share repurchase program announced in August 2005 that was completed in February 2006, a total of EUR 118 million related to hedging of obligations under the long-term employee incentive and employee stock purchase programs and a total of EUR 2,367 million of share repurchases for cancellation between July and December 2006. Offsetting the cash outflows in part was a net cash inflow of EUR 145 million due to the exercise of stock options.

Net cash used for financing activities in 2005 amounted to EUR 2,589 million. The impact of changes in debt was a reduction of EUR 324 million, including EUR 251 million of scheduled bond repayments. Philips’ shareholders were paid EUR 504 million in dividend. Additionally, EUR 1,836 million was used to acquire approximately 84 million shares as part of the Company’s share repurchase programs. The first share repurchase program, which was completed in June 2005, resulted in a total cash outflow of EUR 750 million. Of this, EUR 250 million was related to the hedging of obligations under the long-term employee incentive and employee stock purchase programs, with the remaining EUR 500 million of shares repurchased for cancellation. The second share repurchase program, which began in August 2005, resulted upon completion in a total of EUR 1.5 billion worth of shares repurchased for cancellation. Offsetting these amounts in part was a cash inflow due to the exercise of stock options for an amount of EUR 75 million.
Cash flows from discontinued operations
In 2006, net cash generated by discontinued operations amounted to EUR 7,114 million, predominantly related to the sale of a majority stake in the Semiconductors division, amounting to EUR 7,059 million.
Financing
The consolidated balance sheet for the years 2006 and 2005 is presented below:
Condensed consolidated balance sheet

in millions of euros	2005 1)	2006 1)

Cash and cash equivalents	5,143	5,886
Receivables	8,874	9,651
Assets of discontinued operations	4,484	431
Inventories	2,797	2,880
Equity-accounted investees	5,338	2,974
Other non-current financial assets	729	8,055
Property, plant and equipment	2,999	3,084
Intangible assets	3,541	5,536

Total assets	33,905	38,497

1)	Restated to present the MedQuist business as a discontinued operation.

in millions of euros	2005 1)	2006 1)

Accounts payables and other liabilities	8,433	8,129
Liabilities of discontinued operations	1,627	169
Provisions	2,634	3,293
Debt	4,487	3,869
Minority interests	58	40
Stockholders’ equity	16,666	22,997

Total liabilities and equity	33,905	38,497

1)	Restated to present the MedQuist business as a discontinued operation.
Cash and cash equivalents
In 2006, cash and cash equivalents increased by EUR 743 million to EUR 5,886 million at year-end. Cash proceeds from divestments amounted to EUR 7,218 million, including a net cash inflow of EUR 7,059 million as a result of the sale of Semiconductors. The share buy-back programs led to a cash outflow of EUR 2,899 million. There were further cash outflows for acquisitions of EUR 2,498 million, including EUR 583 million for the acquisition of Lifeline, EUR 689 million for Avent, EUR 993 million for Intermagnetics and EUR 110 million for Witt Biomedical. Furthermore, a dividend of EUR 523 million was paid. Currency changes during 2006 decreased cash and cash equivalents by EUR 197 million.
In 2005, cash and cash equivalents increased by EUR 938 million to EUR 5,143 million at year-end. Cash proceeds from divestments amounted to EUR 3,652 million, while the share repurchase programs led to a cash outflow of EUR 1,836 million. There were further cash outflows for acquisitions of EUR 1,395 million, including Stentor and Lumileds for a total of EUR 982 million. Currency changes during 2005 increased cash and cash equivalents by EUR 159 million.

Debt position
Total debt outstanding at the end of 2006 was EUR 3,869 million, compared with EUR 4,487 million at the end of 2005.
Changes in debt are as follows:

in millions of euros	2005 1)	2006 1)

New borrowings	74	106
Repayments	(398)	(543)
Consolidation and currency effects	298	(181)

Total changes in debt	(26)	(618)

1)	Restated to present the MedQuist business as a discontinued operation.
During 2006, total debt decreased by EUR 618 million. Philips repaid EUR 208 million in a scheduled bond repayment. The remaining repayments consisted of bank facilities of EUR 277 million, capital lease transactions for EUR 8 million and EUR 50 million resulting from reductions in other debt. New borrowings of EUR 106 million included EUR 97 million from increased short-term borrowings. Other changes resulting from consolidation and currency effects led to a reduction of EUR 181 million.
In 2005, total debt decreased by EUR 26 million to EUR 4,487 million. Philips repaid EUR 251 million in scheduled bond repayments. A further EUR 53 million was repaid or converted under convertible personnel debentures and staff savings plans, repayments of bank facilities and capital lease transactions totaled EUR 78 million and the remaining repayments of EUR 16 million resulted from reductions in other debt. New borrowings of EUR 74 million include EUR 35 million for convertible personnel debentures and staff savings plans, a further EUR 24 million for capital lease transactions with the remaining EUR 15 million split over other types of debt. Other changes resulting from consolidation and currency effects led to an increases of EUR 298 million.
Long-term debt as a proportion of the total debt stood at 78% at the end of 2006, compared to 74% at the end of 2005.
Net debt
Net debt (cash) to group equity

in billions of euros	2005 1)	2006 1)

Net debt (cash)	(0.7)	(2.0)
Group equity 2)	16.7	23.0
Ratio	(4):104	(10):110

1)	Restated to present the MedQuist business as a discontinued operation.

2)	Stockholders equity and minority interests.
The Company had a net cash position (cash and cash equivalents, net of debt) of EUR 2,017 million at the end of 2006, compared to EUR 656 million at the end of 2005.
Stockholders’ equity
Stockholders’ equity increased by EUR 6,331 million to EUR 22,997 million at December 31, 2006. Net income contributed EUR 5,383 million, while unrealized gains on available-for-sale securities had an upward effect of EUR 4,291 million, mainly related to the changed accounting treatment of TSMC. The unrealized gain on the value of TSMC was partly offset by EUR 2,899 million due to the share repurchase programs for both capital reduction purposes and the hedging of long-term incentive and employee stock purchase programs, and by EUR 523 million due to the dividend payment to shareholders in 2006. There was a net decrease of EUR 263 million related to pension liabilities including the effect of adoption of SFAS No. 158.
In 2005, stockholders’ equity increased by EUR 1,806 million to EUR 16,666 million. The increase was primarily driven by net income of EUR 2,868 million and an increase in other comprehensive income of EUR 1,137 million, mainly related to the positive change of currency translation differences (EUR 1,521 million), partly offset by the effect of the sale of available-for-sale securities (EUR 184 million).

The number of outstanding common shares of Royal Philips Electronics at December 31, 2006 was 1,107 million (2005: 1,201 million). During 2006 a total of 173 million shares were cancelled.
At the end of 2006, the Company held 35.9 million shares in treasury to cover the future delivery of shares in connection with the 65.5 million rights outstanding at year-end 2006 under the Company’s long-term incentive plan and convertible personnel debentures. At year-end 2005, 43.0 million shares were held in treasury against rights outstanding of 69.0 million. At the end of 2005, the Company held 71.7 million shares for cancellation. Treasury shares are accounted for as a reduction of stockholders’ equity.
Liquidity position
Including the Company’s net cash position, listed available-for-sale securities, trading securities and listed equity-accounted investees, as well as its USD 2.5 billion commercial paper program supported by the revolving credit facility, the Company had access to net available liquidity resources of EUR 13,439 million as of December 31, 2006, compared to EUR 14,017 million one year earlier.
The fair value of the Company’s listed available-for-sale securities, based on quoted market prices at December 31, 2006, amounted to EUR 6,529 million, of which EUR 6,395 million related to TSMC and EUR 62 million related to JDS Uniphase. The Company also held a total of EUR 192 million of trading securities in TSMC based on quoted market prices as at December 31, 2006.
Philips’ shareholdings in its main listed equity-accounted investees had a fair value of EUR 2,803 million based on quoted market prices at December 31, 2006, and consisted primarily of the Company’s holdings in LG.Philips LCD and TPV with values of EUR 2,673 million and EUR 126 million respectively. The Company has a lock-up period associated with the sale of shares in TPV that expires in September 2008. Furthermore, the LG.Philips LCD shareholders agreement with LG Electronics includes an agreement that both companies will maintain a holding of at least 30% each until July 2007.
As at December 31, 2006 the Company had total cash and cash equivalents of EUR 5,886 million; the Company pools cash from subsidiaries in the extent legally and economically feasible. Cash in subsidiaries is not necessarily freely available for alternative uses due to possible legal or economic restrictions. The amount of cash not immediately available is not considered material for the company to meet its cash obligations. The Company had a total debt position of EUR 3,869 million at the year end.

in millions of euros	2005 1)	2006 1)

Cash and cash equivalents	5,143	5,886
Long-term debt	(3,320)	(3,006)
Short-term debt	(1,167)	(863)

Net debt/cash	656	2,017
Available-for-sale securities at market value	113	6,529
Trading securities	—	192
Main listed investments in equity accounted investees at market value	11,139	2,803

Net available liquidity	11,908	11,541
Revolving credit facility/CP program	2,109	1,898

Net available liquidity resources	14,017	13,439

1)	Restated to present the MedQuist business as a discontinued operation.

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
A more detailed description of Philips’ accounting policies appears on pages 140 through 145 under the heading “Significant Accounting Policies” of the 2007 Annual Report, and is incorporated herein by reference.
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
Changes in the key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred. For a discussion of the current funded status and a sensitivity analysis with respect to pension plan assumptions, please refer to pages 109 through 111 under the heading “pensions” and to note 20 on pages 164 through 168 of the 2007 Annual Report incorporated herein by reference. For a sensitivity analysis with respect to changes in the assumptions used for postretirement benefits other than pensions, please refer to note 21 on pages 168 through 171 of 2007 Annual Report incorporated herein by reference.
Contingent liabilities
Legal proceedings covering a range of matters are pending in various jurisdictions against the Company and its subsidiaries. Due to the uncertainty inherent in litigation, it is often difficult to predict the final outcome. The cases and claims against the Company often raise difficult and complex factual and legal issues which are subject to many uncertainties and complexities, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction in which each suit is brought and the differences in applicable law. In evaluating litigation and claims against the Company, management generally consults with legal counsel and, in certain circumstances, other experts.
The Company accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. If either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable, the matter is disclosed if management concludes that it is material.
Judicial proceedings have been brought in the United States, relating primarily to the activities of a subsidiary prior to 1981, involving allegations of personal injury from alleged asbestos exposure. The claims generally relate to asbestos used in the manufacture of unrelated companies’ products in the United States and frequently involve claims for substantial compensatory and punitive damages. The estimation of the accrual for loss contingencies with respect to asbestos product liability requires a series of complex judgments and assumptions related to future events including the number of claims that may be asserted, the alleged diseases, the number of claims that may be dismissed without payment, and settlement amounts that may be paid to resolve certain claims. During 2006, ARPC, a firm with substantial experience in valuing and forecasting asbestos liabilities, was engaged to provide a projection of the subsidiary’s liability for pending and unasserted potential future asbestos-related claims for the period from 2006 through 2016. As a result of the inherent uncertainties involved in long-term forecasts, the Company concluded that it did not believe it could reasonably forecast indemnity costs that might be incurred for claims asserted after 2016.

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
Please refer to note 27 on pages 173 through 176 to the consolidated financial statements included in the 2007 Annual Report, which is incorporated herein by reference, for a discussion of contingent liabilities.
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
The Company adopted FASB Interpretation No .48, ‘Accounting for Uncertainty in Income Taxes’ on January 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No.109. The Company recognizes an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authority that has full knowledge of all relevant information, based on the technical merits of the position. The income tax position is measured at the largest amount of benefits that is more than 50% likely of being realized upon settlement with a taxing authority. The determination of an uncertain tax position and the likelihood of being realized requires critical judgement and estimates. The Company carefully assesses each of the uncertain tax positions in order to determine the tax benefit that can be recognized in the financial statements.
For a discussion of the fiscal uncertainties, please refer to page 111 under the heading “Fiscal” of the 2007 Annual Report incorporated herein by reference.
Impairment
Goodwill and indefinite-lived intangibles are not amortized but tested for impairment annually and whenever impairment indicators require so. The Company reviews long-lived assets other than goodwill and indefinite-lived intangibles for impairment when events or circumstances indicate that carrying amounts may not be recoverable.
Assets subject to this review include equity and security investments, intangible assets and tangible fixed assets. Impairment of equity and security investments results in a charge to income when a loss in the value of an investment is deemed to be other than temporary. Management regularly reviews each equity and security investment for impairment based on the extent to which cost exceeds market value, the duration of decline in market value and the financial condition of the issuer. In determining impairments of intangible assets, tangible fixed assets and goodwill, management must make significant judgments and estimates to determine whether the cash flows generated by those assets are less than their carrying value. Determining cash flows requires the use of judgments and estimates that have been included in the Company’s strategic plans and long-range forecasts. The data necessary for the execution of the impairment tests are based on management’s estimates of future cash flows, which require estimating revenue growth rates and profit margins. Assets other than goodwill are written down to their fair value when the undiscounted cash flows are less than the carrying value of the assets. The fair value of impaired assets is generally determined by taking into account these estimated cash flows and using a present value technique for discounting these cash flows based on the business specific Weighted Average Cost of Capital (WACC), which ranged between 8.0% and 11.3% in 2007. Goodwill is evaluated annually for impairment at business unit level, and written down to its implied fair value, in the case of impairment. The determination of such implied fair value involves significant judgement and estimates from management. Changes in assumptions and estimates included within the impairment reviews could result in significantly different results than those recorded in the consolidated financial statements.

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
Fair value of derivatives and other financial instruments
The Company calculates the fair value of derivatives and sensitivities based on observed liquid market quotations.
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgments to select a variety of methods including the discounted cash flow method and option valuation method and make assumptions that are mainly based on market conditions existing at each balance sheet date.
For a discussion of risks and a sensitivity analysis with respect to financial instruments, please refer to pages 104 through 109 under the heading “Details of financial risks” and to note 36 on page 185 of the 2007 Annual Report incorporated herein by reference.
New Accounting Standards
For a description of new accounting pronouncements, reference is made to pages 144 through 145 of the 2007 Annual Report, incorporated herein by reference.
Off-balance sheet arrangements
The information on pages 52 and 53 under the heading “Guarantees” and note 27 on page 173 of the 2007 Annual Report is incorporated herein by reference.
Contractual obligations and commercial commitments
The information on page 53 under the heading “Contractual Cash Obligations”, note 26 on page 173 and note 36 on page 185 of the 2007 Annual Report is incorporated herein by reference.
Research and Development, patents and licences
The information on pages 42 and 43 of this Item 5, pages 89 through 91 under the heading “Corporate Technologies” and page 153 under the heading “Research and development expenses” of the 2007 Annual Report is incorporated herein by reference.

Item 6. Directors, senior management and employees
The information on pages 112 through 115 under the heading “Our leadership”, pages 116 through 125 under the heading “Report of the Supervisory Board”, page 152 under the heading “Employees”, note 20 and 21 on pages 164 through 171 and note 34 on pages 180 through 184 of the 2007 Annual Report is incorporated herein by reference.
Directors and senior management
The information required by the Item “Directors and Senior Management” is included on pages 112 through 115 of the 2007 Annual Report, which is incorporated herein by reference. In line with regulatory requirements, the Company’s policy forbids personal loans to and guarantees on behalf of members of the Board of Management, the Supervisory Board or the Group Management Committee, and no loans and guarantees have been granted and issued, respectively, to such members in 2007, nor are any loans or guarantees outstanding as of the date of this Annual Report on Form 20-F.
Compensation
For information on the remuneration of the Board of Management and the Supervisory Board, required by this Item, see pages 118 through 123 of the 2007 Annual Report, which is incorporated herein by reference, with respect to information on bonus and profit sharing plans, note 33 “Share-based compensation” beginning on page 177 and note 34 “Information on remuneration of the individual members of the Board of Management and the Supervisory Board” beginning on page 180 of the 2007 Annual Report, which are incorporated herein by reference, with respect to information on an individual basis for aggregate compensation, stock options and restricted share grants and pensions.
Board practices
For information on office terms for the Supervisory Board and the Board of Management, required by this Item, see pages 112 through 115 under the heading “Our leadership”, pages 118 through 124 under the heading “Report of the Remuneration Committee”, page 250 under the heading “Board of Management” and page 253 under the heading “Supervisory Board” of the 2007 Annual Report, each of which is incorporated herein by reference. For information on service contracts of the Board of Management providing for termination benefits, see page 119 under the heading “Contracts of employment” of the 2007 Annual Report, which is incorporated herein by reference. Information on the members of the Audit Committee and Remuneration Committee is provided on pages 114 and 115 of the 2007 Annual Report, which is incorporated herein by reference. The terms of reference under which the Supervisory Board and the Audit Committee and Remuneration Committee thereof operate are described on pages 253 through 255 of the 2007 Annual Report, which are incorporated herein by reference.
Employees
Information about the number of employees, including by market cluster and category of activity, is set forth under the heading “Employment” in item 5 and “Employees” on page 152 of the 2007 Annual Report, which is incorporated herein by reference.
Share ownership
For information on shares, restricted shares and options granted to members of the Board of Management and the Supervisory Board, as required by this Item, reference is made to notes 33 and 34 on pages 177 through 184 of the 2007 Annual Report, incorporated herein by reference. The aggregate share ownership of the members of the Board of Management and the Supervisory Board represents less than 1% of the outstanding ordinary shares in the Company.
For a discussion of the options, restricted shares and the employee debentures of Philips, see note 23 “Short-term debt”, note 28 “Stockholders’ equity” and note 33 “Share-based compensation” of “Notes to the Consolidated Financial Statements” on pages 171 through 180 of the 2007 Annual Report, incorporated herein by reference.
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
As of December 31, 2007, no person or group is known to the Company to be the owner of more than 5% of its Common Shares. For information required by this Item, reference is made to Item 9 “The offer and listing”.
Related party transactions
For a description of related party transactions see page 173 “Guarantees” and 177 “Related-party transactions” of the 2007 Annual Report, incorporated herein by reference. During 2007 no personal loans or guarantees were granted to members of the Board of Management, Group Management Committee or the Supervisory Board in 2007.
Item 8. Financial information
For consolidated financial statements and other financial information see Item 18 “Financial Statements”.
Legal proceedings
For a description of legal proceedings see pages 173 through 176 of the 2007 Annual Report (“Legal proceedings”), which is incorporated herein by reference.
Dividend policy
The information under the heading “Dividend policy” on page 261 of the 2007 Annual Report which is incorporated herein by reference.
Significant changes
For information required by this Item, reference is made to page 58, “Share repurchase programs” and “Capital reduction” and note 37 “Subsequent events” on pages 185 through 186, of the 2007 Annual Report which is incorporated herein by reference.

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
The following table shows the high and low sales prices of the Common Shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low sales prices on the New York Stock Exchange:

		Euronext		New York
		Amsterdam (EUR)		stock exchange (US$)
		high	low	high	Low

2003		25.27	12.45	30.14	13.80

2004		20.40	17.81	27.17	22.14

2005	1st quarter	21.83	18.35	28.84	23.97
	2nd quarter	22.90	18.77	27.37	24.29
	3rd quarter	23.00	20.53	27.78	25.00
	4th quarter	26.90	21.01	32.21	25.12

2006	1st quarter	28.65	25.02	34.72	30.48
	2nd quarter	28.42	21.56	35.07	27.36
	3rd quarter	27.97	22.11	35.42	27.98
	4th quarter	29.46	26.94	37.96	33.80

2007	1st quarter	30.08	26.90	39.38	35.36
	2nd quarter	31.78	28.50	42.53	38.05
	3rd quarter	32.99	27.11	45.87	36.69
	4th quarter	32.15	26.71	45.41	39.49

August 2007		29.20	27.11	40.43	36.69
September 2007		31.65	28.37	44.94	39.13
October 2007		32.15	28.29	45.41	40.55
November 2007		29.95	26.71	43.84	39.49
December 2007		30.71	28.15	44.15	41.43
January 2008		29.52	24.18	42.34	35.64

The Common Shares are held by shareholders worldwide in bearer and registered form. Outside the United States, shares are held primarily in bearer form. As of December 31, 2007, approximately 88% of the total number of outstanding Common Shares were held in bearer form. In the United States shares are held primarily in the form of registered Shares of New York Registry for which Citibank, N.A., 111 Wall Street, New York, New York 10043 is the transfer agent and registrar. As of December 31, 2007, approximately 12% of the total number of outstanding Common Shares were represented by Shares of New York Registry issued in the name of approximately 1,490 holders of record.
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
For further information on Preference shares, a reference is made to the sections entitled “Stockholders’ Equity” on page 176 and “Preference Shares and the Stichting Preferente Aandelen Philips” on page 256 of the 2007 Annual Report, which is incorporated herein by reference. As of December 31, 2007, there were 2,500,000,000 Preference shares authorized, of which none were issued.

Item 10. Additional information
Articles of association
The general description of Philips’ Articles of Association of the Company is incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No.001-051460).
Preference shares
For a description of Preference Shares, see page 176 under the heading “Preference Shares” and page 256 of the 2007 Annual Report “Preference Shares and the Stichting Preferente Aandelen Philips”, which is incorporated herein by reference.
Material contracts
For a description of the material provisions of the employment agreements with members of the Board of Management, refer to Item 6: “Directors, Senior Management and Employees”.
In September 2006, the Company entered into a Stock Purchase Agreement with Kaslion Acquisition B.V. and Philips Semiconductors International B.V. for the sale of the majority stake in Philips’ Semiconductors division. The Stock Purchase Agreement, dated September 28, 2006 among Koninklijke Philips Electronics N.V., NXP B.V. and Kaslion B.V., is incorporated by reference to Exhibit 4(h) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01.
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
A U.S. holder if you are a beneficial owner of Common Shares that is:
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
Subject to certain limitations, the Dutch tax withheld in accordance with the Treaty and paid over to the Netherlands will be creditable or deductible against a US holder United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available under Dutch law or under the US Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against United States federal income tax liability. Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2008 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2007 will, depending on a holder’s circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to the holder.
We do not believe that the Common Shares will be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus is subject to change. If we are treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark to market basis with respect to the Shares, gain realized on the sale or other disposition of the Common Shares would in general not be treated as capital gain. Instead a U.S. holder would be treated as if he or she had realized such gain and certain “excess distributions” ratably over the holding period for the Common Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, in addition to which an interest charge in respect of the tax attributable to each such year would apply.
Taxation of Capital Gains
A U.S. holder that sells or otherwise disposes of its Common Shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that they realize and its tax basis, determined in U.S. dollars, in its Common Shares. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
Documents on display
It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Company’s SEC filings are also publicly available through the SEC’s website at http://www.sec.gov.

Item 11. Quantitative and qualitative disclosure about market risk
The information required by this Item is incorporated by reference herein on pages 104 through 111 under the heading “Details of Financial Risks” and page 185 under the heading “Other financial instruments, derivatives and currency risk” of the 2007 Annual Report.
Item 12. Description of securities other than equity securities
Not applicable.
Part II
Item 13. Defaults, dividend arrearages and delinquencies
None.
Item 14. Material modifications to the rights of security holders and use of proceeds
None.
Item 15. Controls and procedures
The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(b) and 15d-15(b) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2007.
During the year ended December 31, 2007 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Management’s report on internal control over financial reporting and the report of independent registered public accounting firm on page 128 and 129 of the 2007 Annual Report are incorporated herein by reference.
Item 16A. Audit Committee Financial Expert
The Company does not have an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission serving on its Audit Committee. The information required by this Item is incorporated herein by reference from pages 254 through 255 of the 2007 Annual Report under the heading “The Audit Committee”.
Item 16B. Code of Ethics
The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the CEO (the principal executive officer) and CFO (the principal financial and principal accounting officer), and to the heads of the Corporate Control, Corporate Treasury, Corporate Fiscal and Corporate Internal Audit departments of the Company. The Company has published its Financial Code of Ethics within the investor section of its website located at www.philips.com. No changes have been made to the Code of Ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above in 2007.

Item 16C. Principal Accountant Fees and Services
The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on the Company’s website (www.philips.com). The policy includes rules for the pre-approval by the Audit Committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may never be provided. Proposed services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the Audit Committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2007, there were no services provided to the Company by the external auditors which were not pre-approved by the Audit Committee.
Audit Fees
The information required by this Item is incorporated by reference herein on pages 124 through 125 under the heading “Report of the Audit Committee” of the 2007 Annual Report.
Audit-Related Fees
The information required by this Item is incorporated by reference herein on pages 124 through 125 under the heading “Report of the Audit Committee” of the 2007 Annual Report. The percentage of services provided is 16% of the aggregated fees.
Tax Fees
The information required by this Item is incorporated by reference herein on pages 124 through 125 under the heading “Report of the Audit Committee” of the 2007 Annual Report. The percentage of services provided is 5% of the aggregated fees.
All Other Fees
The information required by this Item is incorporated by reference herein on pages 124 through 125 under the heading “Report of the Audit Committee” of the 2007 Annual Report. The percentage of services provided is 9% of the aggregated fees.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In the following table, the information is specified with respect to purchases made by Philips of its own shares.

			Total number of	Maximum EUR amount
			shares purchased as	of shares that may
	Total number of	Average price paid	part of publicly	yet be purchased
Period	shares purchased	per share in EUR	announced programs	under the programs

January 2007	12,100,000	28.86	100,000	1,627,199,000
February 2007	5,379	29.60		1,627,199,000
March 2007	5,132	27.63		1,627,199,000
April 2007	1,291,788	31.01	1,288,000	1,587,395,201
May 2007	3,503	30.18		1,587,395,201
June 2007	14,328,651	31.60	14,324,080	1,136,291,559
July 2007	10,068,453	32.40	10,066,278	811,226,557
August 2007				811,226,557
September 2007	15,300,139	30.27		811,226,557
October 2007	2,212	29.60		811,226,557
November 2007	70	28.89		811,226,557
December 2007	35,540	30.19	35,540	810,153,604

Total	53,140,867	30.73	25,813,898

Pursuant to the authorization given at the Company’s Annual General Meeting of Shareholders referred to below to purchase shares in the Company, the Company has purchased shares for (i) capital reduction purposes and (ii) delivery under convertible personnel debentures, restricted share programs, employee stock purchase plans and stock options in order to avoid dilution from new issuances. When shares are delivered, they are removed from treasury stock. In 2007, Philips acquired a total of 53,140,867 shares. A total of 77,933,509 shares were held in treasury by the Company at December 31, 2007 (2006: 35,933,526 shares). As of that date, a total of 61,317,540 rights to acquire shares (under convertible personnel debentures, restricted share programs, employee stock purchase plans and stock options) were outstanding (2006: 65,456,296).
For information on the share repurchase programs, reference is made to the section on share repurchase programs in “Other information” on page 58 of the 2007 Annual Report and is incorporated herein by reference.
The General Meeting of Shareholders, at their meeting of March 29, 2007 authorized the Board of Management, subject to the approval of the Supervisory Board, for a period until September 29, 2008, within the limits of the law and the Articles of Association, to acquire for valuable consideration, on the Amsterdam Stock Exchange or otherwise, shares in the Company, provided the Company does not hold more than 10% of its issued share capital.
Part III
Item 17. Financial statements
Philips is furnishing the Financial Statements pursuant to the instructions of Item 18 of Form 20-F.
Item 18. Financial statements
The following portions of the Company’s 2007 Annual Report as set forth on pages 128 through 186 are incorporated herein by reference and constitute the Company’s response to this Item:
“Consolidated statements of income of the Philips Group for the years ended December 31”
“Consolidated balance sheets of the Philips Group as of December 31”
“Consolidated statements of cash flows of the Philips Group for the years ended December 31”
“Consolidated statements of changes in stockholders’ equity of the Philips Group”
“Information by sectors and main countries”
“Significant accounting policies”
“Notes to the Group financial statements”
“Report of independent registered public accounting firm”
“Management’s report on internal control over financial reporting pursuant to Section 404 of the US Sarbanes-Oxley Act”
Schedules:
Schedules are omitted as they are either not required or the required information is included in the consolidated financial statements.
Item 19. Exhibits

Index of exhibits
Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003) (File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee.

Exhibit 4 (b)	Employment contract between the Company and P-J. Sivignon (incorporated by reference to Exhibit 4(b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, file No. 001-05146-01).

Exhibit 4 (c)	Employment contract between the Company and G. Dutiné.

Exhibit 4 (d)	Employment contract between the Company and R.S. Provoost (incorporated by reference to Exhibit 4(d) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 4 (e)	Employment contract between the Company and A. Ragnetti (incorporated by reference to Exhibit 4(e) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 4 (f)	Employment contract between the Company and T.W.H.P. van Deursen (incorporated by reference to Exhibit 4(f) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 4 (g)	Employment contract between the Company and S. Rusckowski.

Exhibit 4 (h)	Stock Purchase Agreement among Koninklijke Philips Electronics N.V., Philips Semiconductors International B.V. and Kaslion Acquisition B.V. (incorporated by reference to Exhibit 4(h) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 8	List of Significant Subsidiaries.

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	Consent of Timothy Wyant, Ph.D.

Exhibit 15 (c)	Consent of ARPC

Exhibit 15 (d)	The Annual Report to Shareholders for 2007 (except for the omitted portions thereof identified in the following sentence) is furnished hereby as an exhibit to the Securities and Exchange Commission for information only. The Annual Report to Shareholders is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F. Furthermore, the International Financial Reporting Standards (IFRS) information, including the financial statements and related notes on pages 188 through 239 of the Annual Report to Shareholders 2007, and the unconsolidated Company financial statements, including the notes thereto, also prepared on the basis of IFRS, on pages 240 through 245 of the Annual Report to Shareholders, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS information and Company statements have been omitted because Philips’ primary consolidated accounts are prepared in accordance with accounting principles generally accepted in the United States and Philips is not required to include in this Report on Form 20-F the IFRS information and Company statements.

Exhibit 15 (e)	Description of industry terms.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Registrant)

/s/ G.J. Kleisterlee G.J. Kleisterlee (President, Chairman of the Board of Management and the Group Management Committee)	/s/ P-J. Sivignon P-J. Sivignon (Executive Vice-President and Chief Financial Officer)
Date: February 18, 2008

Exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003) (File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee.

Exhibit 4 (b)	Employment contract between the Company and P-J. Sivignon (incorporated by reference to Exhibit 4(b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, file No. 001-05146-01).

Exhibit 4 (c)	Employment contract between the Company and G. Dutiné.

Exhibit 4 (d)	Employment contract between the Company and R.S. Provoost (incorporated by reference to Exhibit 4(d) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 4 (e)	Employment contract between the Company and A. Ragnetti (incorporated by reference to Exhibit 4(e) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 4 (f)	Employment contract between the Company and T.W.H.P. van Deursen (incorporated by reference to Exhibit 4(f) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 4 (g)	Employment contract between the Company and S. Rusckowski.

Exhibit 4 (h)	Stock Purchase Agreement among Koninklijke Philips Electronics N.V., Philips Semiconductors International B.V. and Kaslion Acquisition B.V (incorporated by reference to Exhibit 4(h) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 8	List of Significant Subsidiaries.

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	Consent of Timothy Wyant, Ph.D.

Exhibit 15 (c)	Consent of ARPC

Exhibit 15 (d)	The Annual Report to Shareholders for 2007 (except for the omitted portions thereof identified in the following sentence) is furnished to the Securities and Exchange Commission for information only. The Annual Report to Shareholders is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F. Furthermore, the International Financial Reporting Standards (IFRS) information, including the financial statements and related notes on pages 188 through 239 of the Annual Report to Shareholders 2007, and the unconsolidated Company financial statements, including the notes thereto, also prepared on the basis of IFRS, on pages 240 through 245 of the Annual Report to Shareholders, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS information and Company statements have been omitted because Philips’ primary consolidated accounts are prepared in accordance with accounting principles generally accepted in the United States and Philips is not required to include in this Report on Form 20-F the IFRS information and Company statements.

Exhibit 15 (e)	Description of industry terms.