Form 20-F
period 2008-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2009-02-23
CIK 313216

As filed with the Securities and Exchange Commission on February 23, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
(Address of principal executive office)
Eric Coutinho, Chief Legal Officer & Secretary to the Board of Management
+31 20 59 77232, eric.coutinho@philips.com, Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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

Class Koninklijke Philips Electronics N.V. Common Shares par value EUR 0.20 per share	Outstanding at December 31, 2008 972,411,769 shares, including 47,577,915 treasury shares
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
☑ Yes     ☐ No
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by by the International Accounting Standards Board	☐	Other ☐
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
Introduction
Specific portions of Philips’ Annual Report 2008 to Shareholders (the “2008 Annual Report”) are incorporated by reference in this report on Form 20-F to the extent noted herein. Philips’ 2008 Annual Report (except for the omitted portions thereof identified in the following sentence) is attached hereto as Exhibit 15(d). The 2008 Annual Report is furnished to the Securities and Exchange Commission for information only and the Annual Report is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F. Furthermore, the Sustainability performance on pages 180 through 191 of the 2008 Annual Report, the International Financial Reporting Standards (IFRS) financial statements and related notes on pages 192 through 243 of the 2008 Annual Report, and the unconsolidated Company financial statements, including the notes thereto, also prepared on the basis of IFRS, on pages 244 through 249 of the 2008 Annual Report, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS financial statements and Company financial statements have been omitted because Philips’ primary consolidated accounts are prepared in accordance with accounting principles generally accepted in the United States and Philips is not required to include in this Report on Form 20-F the IFRS financial statements, the Sustainability performance and Company financial statements.
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures like: comparable growth; adjusted income from operations; net operating capital; net debt; cash flow before financing activities and free cash flow. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure and should be used in conjunction with the most directly comparable US GAAP measure(s). Unless otherwise indicated in this document, a discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) is contained under the heading “Reconciliation of non-US GAAP information” in item 5.
Forward-looking statements
Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement. This document, including the portions of the 2008 Annual Report incorporated hereby, contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management objectives, market trends, market standing, product volumes and business risks, the statements in Item 8 “Financial Information” relating to legal proceedings, the statements in Item 5 “Operating and Financial Review and Prospects” with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates and statements in Item 11 “Quantitative and Qualitative Disclosures about Market Risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
These factors include, but are not limited to domestic and global economic and business conditions, particularly in light of the ongoing recessionary condition prevailing in many markets, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. See also Item 3 “Key information — Risk factors”.
Third-party market share data
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full-year information regarding 2008 is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Fair value information
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When an observable market value does not exist, fair values are estimated using valuation models, which we believe are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the financial statements. In certain cases, independent valuations are obtained to support management’s determination of fair values.

Part I
Item 1. Identity of directors, senior management, advisors and auditors
Not applicable.
Item 2. Offer statistics and expected timetable
Not applicable.

Item 3.	Key information Selected consolidated financial data

Selected financial data as at and for the years ended December 31,
	20041)	20051)	20061)	20071)	2008		2008(a)
in millions, except per share data and ratio data	EUR	EUR	EUR	EUR	EUR		US $

Income statement data:
Sales	24,488	25,445	26,682	26,793	26,385		37,183
Income from Operations (IFO)	1,731	1,549	1,198	1,841	317		447
Financial income and expenses-net	216	104	28	2,613	(225)		(317)
Income (loss) from continuing operations	3,163	2,872	899	4,593	(178)		(251)
Income (loss) from discontinued operations	(328)	(11)	4,482	(433)	(8)		(11)
Net income (loss)	2,835	2,861	5,381	4,160	(186)		(262)
Weighted average number of common shares outstanding (in thousands)	1,280,251	1,249,956	1,174,925	1,086,128	991,420		991,420

Basic earnings per Common Share:
Income (loss) from continuing operations	2.47	2.30	0.77	4.23	(0.18)		(0.25)
Net income (loss)	2.22	2.29	4.58	3.83	(0.19)		(0.26)
Weighted average number of common shares outstanding on a diluted basis (in thousands)	1,283,716	1,253,330	1,182,784	1,097,435	997,720		997,720

Diluted earnings per Common Share: (b)
Income (loss) from continuing operations	2.46	2.29	0.76	4.19	(0.18)	2)	(0.25)	2)
Net income (loss)	2.21	2.28	4.55	3.79	(0.19)	2)	(0.26)	2)

Balance sheet data:

Total assets	30,705	33,861	38,451	36,286	33,041		46,563
Short-term debt	961	1,167	863	2,345	717		1,010
Long-term debt	3,552	3,320	3,006	1,212	3,441		4,849
Short-term provisions (c)	731	769	876	377	1,060		1,494
Long-term provisions (c)	1,896	1,853	2,405	2,712	2,909		4099
Minority interests	59	58	40	42	46		69
Stockholders’ equity	14,835	16,634	22,963	21,642	16,243		22,890
Capital stock	263	263	228	228	194		273

Cash flow data:
Net cash provided by operating activities	1,392	1,147	330	1,519	1,495		2,107
Net cash (used for) provided by investing activities	1,337	1,694	(2,802)	3,930	(3,101)		(4,370)
Net cash used for financing Activities	(2,145)	(2,589)	(3,715)	(2,368)	(3,575)		(5,038)
Cash provided by (used for) continuing Operations	584	252	(6,187)	3,081	(5,181)		(7,301)

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies” on page 136 of the 2008 Annual Report, which is incorporated herein by reference under Item 18.

2)	In 2008, the incremental shares from assumed conversion are not taken into account as the effect would be antidilutive.

	20041)	20051)	20061)	20071)	2008

Key Ratios:
Income from operations (in millions of euros)	1,731	1,549	1,198	1,841	317
as a % of sales	7.1	6.1	4.5	6.9	1.2
Turnover rate of net operating capital 2)	5.31	4.95	3.11	2.64	1.72
Inventories as a % of sales	10.1	10.8	10.6	11.7	12.8
Outstanding trade receivables (in days’ sales)	41	44	45	44	42
Net income (loss) as a % of stockholders’ equity	19.1	17.2	23.4	19.2	(1.1)
Income (loss) from continuing operations as a % of stockholders’ equity (ROE)	22.7	18.4	4.3	21.0	(1.0)
Ratio net debt : group equity 2)	2:98	(4):104	(10):110	(32):132	3:97

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

2)	See “Reconciliation of non-US GAAP information” in Item 5, which is incorporated herein by reference, for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure(s).
Definitions:

Turnover rate of net operating capital	:	sales divided by average net operating capital (calculated on the quarterly balance sheet positions)
Net operating capital*		total assets excluding assets from discontinued operations less (a) cash and cash equivalents, (b) deferred tax assets, (c) other non-current financial assets, (d) investments in equity accounted investees, and after deduction of (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities, (h) current/non-current liabilities and (i) trading securities.
Philips believes that an understanding of the Philips group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating sectors. Net operating capital is defined as follows:

	20041)	20051)	20061)	20071)	2008
Intangible assets	2,307	3,541	5,536	6,289	11,676
Property, plant and equipment	2,768	2,999	3,084	3,180	3,484
Remaining assets*	8,776	9,681	10,712	11,333	11,136
Provisions**	(2,445)	(2,347)	(2,684)	(2,417)	(2,804)
Other liabilities***	(7,142)	(8,433)	(8,129)	(7,799)	(8,625)

Net operating capital	4,264	5,441	8,519	10,586	14,867

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

*	Remaining assets includes all other current and non-current assets on the balance sheet, except for intangible assets and property, plant and equipment and excludes deferred tax assets, cash and cash equivalents and trading securities

**	Excluding deferred tax liabilities

***	Other liabilities includes other current and non-current liabilities on the balance sheet, except for short-term and long-term debt

ROE	:	income from continuing operations as a % of average stockholders’ equity
Net debt*	:	long-term and short-term debt net of cash and cash equivalents
Group equity	:	stockholders’ equity and minority interests
Net debt: group
Equity ratio*	:	the % distribution of net debt over group equity plus net debt

*	See “Reconciliation of non-US GAAP information” in Item 5, which is incorporated herein by reference, for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure(s).

(a)	For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2008 (US $1 = EUR 0.7096).

(b)	See Note 8 of “Notes to the US GAAP consolidated financial statements of the Philips Group” on page 155 of the 2008 Annual Report incorporated herein by reference for a discussion of net income per common share on a diluted basis.

(c)	Includes provision for pensions, severance payments, restructurings, Asbestos related claims and taxes among other items; see Note 19 of “Notes to the US GAAP consolidated financial statements of the Philips Group” on page 159 of the 2008 Annual Report incorporated herein by reference.

Cash dividends and distributions paid per Common Share
The following table sets forth in euros the gross dividends and cash distributions paid on the Common Shares in the financial years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of Shares of New York registry:

	2004	2005	2006	2007	2008

• In EUR	0.36	0.40	0.44	0.60	0.70
• In US $	0.44	0.51	0.54	0.80	1.09
A proposal will be submitted to the 2009 Annual General Meeting of Shareholders to declare a distribution in cash of EUR 0.70 per common share from the retained earnings. We currently estimate a distribution of approximately EUR 646 million. A loss of EUR 186 million will be accounted for in retained earnings.
In 2008 a dividend of EUR 0.70 per common share (EUR 720 million) was paid in respect of the financial year 2007.
The dollar equivalent of this cash distribution to be paid to shareholders in the year 2009 will be calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company, expected to be April 2, 2009. The dollar equivalents of the prior year profit distributions paid to shareholders have been calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company.
Exchange rates US $ : EUR
The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). The Noon Buying Rate on February 13, 2009 was EUR 0.7765 per US $1.

calendar period	EUR per US $1
	period end	average(1)	high	low

2003	0.7938	0.8782	0.9652	0.7938
2004	0.7387	0.8014	0.8474	0.7339
2005	0.8445	0.8046	0.8571	0.7421
2006	0.7577	0.7906	0.8432	0.7504
2007	0.6848	0.7259	0.7750	0.6729
2008	0.7184	0.6844	0.8035	0.6246
2009 (through January)	0.7810	0.7810	0.7810	0.7171

(1)	The average of the Noon Buying Rates on the last day of each month during the period.

	highest	lowest
	rate	rate

August 2008	0.6821	0.6423
September 2008	0.7174	0.6786
October 2008	0.8035	0.7113
November 2008	0.7984	0.7669
December 2008	0.7915	0.6965
January 2009	0.7810	0.7171
Philips publishes its financial statements in euros while a substantial portion of its net assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.

Unless otherwise stated, for the convenience of the reader the translations of euros into dollars appearing in this report have been made based on the closing rate on December 31, 2008 (US $1 = EUR 0.7096). This rate is not materially different from the Noon Buying Rate on such date (US $1 = EUR 0.7184).
The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips’ financial statements for the periods specified.

	EUR per US $1
	period end	average(a)	high	low

2003	0.7943	0.8854	0.9543	0.7943
2004	0.7350	0.8050	0.8465	0.7350
2005	0.8435	0.8053	0.8491	0.7613
2006	0.7591	0.7935	0.8375	0.7579
2007	0.6790	0.7272	0.7694	0.6756
2008	0.7096	0.6832	0.7740	0.6355

(a)	The average rates are based on daily quotations.
Risk factors
The information on risk factors required by this Item is incorporated by reference herein from pages 96 through 102 of the 2008 Annual Report under the heading “Risk categories and factors”.
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

Item 4. Information on the Company
The structure of the Philips Group
The information under the heading “Business Overview” in this item 4, “Discontinued operations” in item 5, the information on capital expenditure under the heading “Cash flow” in item 5, page 50 under the heading “Acquisitions and divestments” of the 2008 Annual Report, pages 254 through 261 under the heading “Corporate governance” of the 2008 Annual Report, and the information under note 2 “Acquisitions and divestments” on pages 143 through 148 of the 2008 Annual Report is incorporated herein by reference. The registered office of Royal Philips Electronics is Groenewoudseweg 1, 5621 BA Eindhoven, The Netherlands. Our phone number is +31 20 5977777.
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
Philips’ activities in the field of health and well-being are organized on a sector basis, with each operating sector — Healthcare, Consumer Lifestyle and Lighting — being responsible for the management of its businesses worldwide.
The Company aims, through the Innovation & Emerging Businesses sector, to invest in projects that are not currently part of the operating sectors, but which will lead to additional organic growth or create value through future spin-offs.
The Group Management & Services sector provides the sectors with support through shared service centers. Furthermore, country management supports the creation of value, connecting Philips with key stakeholders, especially our employees, customers, government and society. This sector also includes global service units, pensions and global brand campaign activities.
At the end of 2008, Philips had approximately 155 production sites in 29 countries, sales and service outlets in approximately 100 countries, and some 121,000 employees.
Reclassifications
As of January 1, 2008, Philips’ activities are organized on a sector basis, with each operating sector — Healthcare, Consumer Lifestyle and Lighting — being responsible for the management of its businesses worldwide. The Healthcare sector brings together the former Medical Systems division and Home Healthcare Solutions (formerly Consumer Healthcare Solutions) which has been transferred from Innovation & Emerging Businesses. The former Consumer Electronics and Domestic Appliances and Personal Care divisions have been integrated in the Consumer Lifestyle sector. In addition, key financials of the segment Television, part of the sector Consumer Lifestyle, have been disclosed separately. As a consequence of the aforementioned, prior-year financials have been restated.
Product sectors and principal products
The information under the heading “Operating and financial review and prospects” in item 5 is incorporated herein by reference.

Healthcare
→   Healthcare challenges present major opportunity
→   Addressing care cycles — cardiology, oncology and women’s health
→   Home healthcare a core part of our healthcare strategy
→   Acquisition and integration of Respironics
→   Strengthened presence in emerging markets
The future of healthcare is one of the most pressing global issues of our time. Around the globe, societies are facing the growing reality and burden of increasing and in some cases aging populations, as well as the upward spiraling costs of keeping us in good health. Worldwide, many more people live longer with chronic disease — such as cardiovascular diseases, cancer, diabetes — than in the past. Aging and unhealthy lifestyles are also contributing to the rise of chronic diseases, putting even more pressure on our healthcare systems. At the same time, we are facing a global and growing deficit of healthcare professionals.
These challenges present us with an enormous opportunity. We focus our business on addressing the evolving needs of the healthcare market by developing innovative products and technologies that contribute to improved healthcare, at lower cost, around the world.
Healthcare landscape
The global healthcare market is dynamic and growing. Over the past three decades, the healthcare industry has grown faster than Western world GDP, and has also experienced high rates of growth in emerging markets such as China and India. Rising healthcare costs present a major challenge to society. The industry is looking to address this through continued innovation, both in traditional care settings and also in the field of home healthcare. This approach will not only help to reduce the burden on health systems, but will also help to provide a more comforting and therapeutic environment for patient care.
The healthcare market is not, however, immune from developments in the macro-economic environment. The recent global downturn has had a significant impact on the healthcare industry. Hospitals and other healthcare providers are struggling with reimbursement pressures and reduced direct government spending due to budgetary constraints. At the same time, tighter credit markets have resulted in greater scrutiny on capital purchases. These rapidly changing market dynamics adversely affected us and our competitors in 2008 and will continue to have an impact in 2009. In North America, for example, the availability of capital financing is expected to remain limited for the foreseeable future.
How we make a difference
Philips’ distinctive approach to healthcare starts by looking beyond the technology to the people — patients and care providers — and the medical problems they face. By gaining deep insights into how patients and clinicians experience healthcare, we are able to identify market and clinical needs. In response, we can develop more intuitive, more affordable, and in the end better technology solutions to help take some of the complexity out of healthcare. This results in better diagnosis, more appropriate treatment planning, faster patient recovery and long-term health. We try to simplify healthcare through combining our clinical expertise with human insights to develop meaningful innovations that ultimately help to improve the quality of people’s lives.
With a growing presence in cardiology, oncology, and women’s health, we focus on the fundamental health problems with which people are confronted, such as congestive heart failure, lung and breast cancers and coronary artery disease. Our focus is to deliver value across the complete cycle of care: from disease prevention to screening and diagnosis through to treatment, monitoring and health management. Philips is dedicated to making an impact wherever care happens, within the hospital — critical care, emergency care and surgery — and, as importantly, in the home.
The high-growth sector of home healthcare is a core part of Philips’ healthcare strategy. Philips Home Healthcare Solutions provides innovative products and services for the home that connect patients to their healthcare providers and support individuals at risk in the home through better awareness, diagnosis, treatment, monitoring, and management of their conditions. We provide solutions that improve the quality of life for aging adults, for people with chronic illnesses and for their caregivers, by enabling healthier, independent living at home.
About Philips Healthcare
Philips is one of the top-tier players in the healthcare technology market (based on sales) alongside General Electric (GE) and Siemens. Our new Healthcare sector brings together our former Medical Systems division and our growing Home Healthcare Solutions business. Consolidating these businesses, combined with additional acquisitions of complementary, high-growth healthcare companies, has created a Healthcare sector with sales in 2008 of more than EUR 7.6 billion. It has also created global leadership positions in areas such as cardiac care, acute care and home healthcare.

Philips Healthcare’s current activities are organized across five businesses:
•	Imaging Systems — x-ray, computed tomography (CT), magnetic resonance (MR) imaging, and nuclear medicine imaging equipment

•	Clinical Care Systems — ultrasound imaging, hospital respiratory systems, cardiac care systems and children’s medical ventures

•	Home Healthcare Solutions — sleep management and respiratory care, medical alert services, remote cardiac services, remote patient management

•	Healthcare Informatics and Patient Monitoring — healthcare informatics, patient monitoring systems and image management services

•	Customer Services — consultancy, clinical services, education, equipment financing, asset management and equipment maintenance and repair.
We are continually striving to improve the organizational structure of our Healthcare businesses, particularly in light of the current economic climate. In late 2008, we set forth a plan to help reduce complexity in the organization, streamlining the management structure and increasing our speed of execution. This will position us for a stronger future as we pursue our ambitious strategic targets.
Products and services are sold to healthcare providers around the world, including academic, enterprise and stand-alone institutions, clinics, physicians, home healthcare agencies and consumer retailers. Marketing, sales and service channels are mainly direct.
The United States is the largest healthcare market, currently representing close to 50% of the global market, followed by Japan and Germany.
The healthcare market is subject to some seasonality as a relatively large proportion of revenue is recognized in the fourth quarter (on a calendar basis), mainly reflecting public/governmental budget spending.
Philips Healthcare employs approximately 36,000 employees worldwide.
The information on the sourcing of the sector Healthcare under the heading “Operating and financial review and prospects” in item 5 is incorporated herein by reference.
Progress against targets
In 2007 a number of key targets have been set out for Philips Healthcare in 2008. The advances made in addressing these are outlined below.
Extract value from acquisitions through successful integration
In 2008, Philips took a significant step in strengthening its Home Healthcare Solutions business by acquiring Respironics, a provider of innovative respiratory and sleep therapy solutions for hospital and home use. This acquisition, the largest in Philips’ history, gives us a leading position in the fast-growing areas of sleep management, respiratory care and non-invasive ventilation. The integration process will continue in 2009, yet we have already been able to extract value, e.g. in the form of positive contributions to sales and earnings.
Philips also finalized the acquisition of VISICU Inc., a provider of remote critical care monitoring, in 2008, as well as acquiring Northern Ireland-based TOMCAT Systems Ltd., a company that offers a software solution to collect and aggregate data relating to cardiac care. Leveraging the TOMCAT platform, the Philips Cardiovascular Information System launched in the fourth quarter of 2008 helps hospitals achieve a high standard of patient care throughout the cardiovascular care continuum.
Expand presence in emerging markets
In 2008, Philips strengthened its presence in emerging markets by acquiring the following businesses: India-based Alpha X-Ray Technologies, a leading manufacturer of cardiovascular X-Ray systems targeting the economy segment of the Indian market; Brazil-based Dixtal Biomédica e Tecnologia, a manufacturer of in-hospital patient monitoring, anesthesia, ventilation equipment and electrocardiographs (ECG) as well as other sensors for vital sign measurements; and Chinese patient monitoring company Shenzhen Goldway, Inc., which brings a strong portfolio of economy- and mid-range patient monitors. Toward the end of the year, Philips announced the acquisition of India-based Meditronics, a leading manufacturer of general X-ray systems for the economy segment in India.
Cultivate leadership talent and recognize and reward top talent
In 2008, we further strengthened our focus on developing key leadership talent within Philips Healthcare. We have achieved our objective to identify and attract more than 30 new ‘top potentials’ to our talent pool. We also continued to enable personal development through stretch assignments and broadening experiences (86% of all moves of top potentials in 2008 were to a new function, new business or new country). In addition, Healthcare launched the new career compass which transparently lays out the career paths for our key leadership talent depending on a choice to grow in either a functional area or develop on a general management track.
We have also achieved our 2008 target of having 15% of the Philips Healthcare executive pool comprised of females, up from 9% in 2004 when this goal was set. Furthermore, we have strengthened our focus on talent inflow and leadership development in our emerging markets, which will be one of the main focus areas to successfully enable our growth plans.
Healthcare also continued year-over-year improvement in employee engagement and leadership. Employee engagement improved to 67% favorable, from 64% in 2007, only three points off the external benchmark for high-performing companies. Our index measuring the leadership effectiveness of managers — as perceived by employees — also showed another year of strong improvement with 68% favorable, up five points from 2007.
Deliver on care cycle solutions from the hospital to the home
Cardiology
Philips’ cardiology solutions help simplify diagnosis, treatment and monitoring of a range of cardiac conditions. We simplify and reduce time to treatment for heart-attack victims, with innovative, time-saving offerings that span from discovery — whether in the field by a paramedic or in the emergency department by a clinician — to treatment in the catheterization lab. With our advanced 16-lead ECG, unique 3D ultrasound visualization, vivid computed tomography (CT) scans, and IT workflow solutions we provide efficient and timely triage for chronic cardiac patients. And by enabling surgeons to view live 3D ultrasound scans of the beating heart, we assist in procedure planning and help reduce the need for invasive valve replacement. Our multi-purpose catheterization labs provide advanced solutions for a wide range of minimally-invasive procedures, ranging from balloon angioplasty and stenting to structural heart repair and electrophysiology. Lastly, our remote monitoring tools and services make it possible to monitor and support chronic cardiac patients in the convenience of their own homes.
Oncology
One of the areas of focus for our Oncology segment is colorectal cancer, one of the leading causes of death globally. Death from colorectal cancer can largely be prevented; however, the central issue is that too few patients receive screening. In the US, optical colonoscopy is an approved and reimbursed procedure recommended for anyone over the age of 50, but since it is such an invasive procedure, only about one-third of people who are eligible actually have it done. Leveraging computed tomography (CT) for virtual colonoscopy, Philips is seeking to make this procedure accurate and patient-friendly, with a goal to increase screening participation. A more comfortable exam for patients, virtual colonoscopy avoids the need for sedation — meaning patients can return to work immediately after the procedure.
Women’s health
Philips is committed to developing technologies to enhance solutions for women’s specific conditions and diseases, such as breast cancer. Breast imaging, for example, benefits from a multi-modality approach. Clinicians are increasingly relying on multiple imaging technologies to screen for, diagnose and treat breast cancer. In addition to unveiling a new MRI scanner, the Achieva 3.0T TX, in 2008 Philips showcased its comprehensive portfolio of Breast Health solutions, including MammoDiagnost DR, iU22 Breast Ultrasound, MR Elite Breast and GEMINI TF Big Bore PET/CT.
Regulatory requirements
Philips Healthcare is subject to extensive regulation. It strives for full compliance with regulatory product approval and quality system requirements in every market it serves by addressing specific terms and conditions of local ministry of health or federal regulatory authorities, including agencies like the US FDA, EU Competent Authorities and Japanese MLHW. Environmental and sustainability requirements like the European Union’s Waste from Electrical and Electronic Equipment (WEEE) and Restriction of Hazardous Substances (RoHS) directives are met with comprehensive EcoDesign and manufacturing programs to reduce the use of hazardous materials.
Strategy and 2009 objectives
Philips Healthcare will play an important role in the realization of Philips’ strategic ambitions. For 2009 and beyond, Healthcare has put in place a number of specific value-creating initiatives which it will drive via the axes Drive performance, Accelerate change and Implement strategy:
•	Improve margins through acceleration of operational improvements

•	Grow faster than our markets through investments in key market segments

•	Deliver value to our customers and shareholders by effective integration of acquisitions

•	Enhance engagement of our workforce.
The information on the financial performance of the sector Healthcare under the heading “Operating and financial review and prospects” in item 5 is incorporated herein by reference.

Consumer Lifestyle
→   Consumer markets heavily impacted by downturn
→   Integration of former CE and DAP
→   Refocused approach to Television based on differentiation
→   Market and customer-driven portfolio choices
Today’s consumers want to enjoy a healthy life balance — to look and feel good, and to benefit emotionally from rich, pleasurable technology experiences, both at home and on the move.
The pursuit of personal health and well-being is a universal trend. It represents a significant proportion of the total global consumer spend and the broad consumer lifestyle market in particular, which is itself nearly three times larger than the market for our existing consumer businesses. It is creating a market in both developed and emerging economies, is growing at a faster pace than the overall consumer goods market, and therefore represents a formidable platform for sustainable growth.
Lifestyle retail landscape
The lifestyle retail landscape continues to evolve, with Brazil, China and India emerging as major retail markets and retailers driving their expansion, both into new geographies, as well as into the online segment.
Our new Consumer Lifestyle sector, launched on January 1, 2008, reflects Philips’ evolution from a technology business to one that focuses on people’s health and well-being. Through the application of design and validated consumer insight, we develop innovative solutions that help to fulfill people’s lifestyle needs and desires.
Clearly, markets around the world — both mature and emerging — were hit hard by the steep downturn in the second half of the year, with its sharp decline in consumer confidence and consumer spending, a situation that is expected to continue in 2009. This had a heavy impact on our Consumer Lifestyle sector. Now more than ever, focus, flexibility and differentiation remain key to gaining and maintaining market leadership.
About Philips Consumer Lifestyle
The Philips Consumer Lifestyle sector was launched following the integration of the former Domestic Appliances & Personal Care and Consumer Electronics divisions. The sector is organized around its markets, customers and consumers, with its businesses focused on value creation through category development, and its functions concentrating on value delivery through operational excellence, albeit with a lower fixed-cost base. A delayered management structure has increased the span of control of the sector’s leadership, creating greater employee empowerment to help drive Consumer Lifestyle forward.
The market-driven approach is applied with particular emphasis at local level, enabling the sales organizations to operate with shorter lines of communication with the sector’s six businesses. This also promotes customer-centricity in day-to-day operations. The grouping of local sales activities within three sales ‘clusters’ — Western Europe & North America, Growth (including the emerging markets of China, India, Russia, Latin America, Poland, Turkey and Ukraine) and International — with each cluster defined by the individual market characteristics, enables Consumer Lifestyle to address a variety of dynamics in both its mature and emerging markets.
In 2008 the sector consisted of the following areas of business:
•	Television — experience television (including the new Aurea II, Ambilight and ultra-thin Essence TV ranges), lifestyle television, professional and business display solutions

•	Shaving & Beauty — electric shavers, female depilation appliances, haircare and male grooming products, vitality solutions (including the Wake-Up light)

•	Audio & Video Multimedia — home and portable audio and video entertainment, including Blu-ray Disc playback, MP3 and MP4 players, and docking stations for portable entertainment devices

•	Domestic Appliances — kitchen appliances, floor care, garment care, water and air purifiers, beverage appliances

•	Health & Wellness — oral healthcare, mother and childcare, relationship care

•	Peripherals & Accessories — mobility accessories (including headphones, portable audio accessories), remote controls, PC peripherals, digital picture frames, audio and video communications (including DECT and VoIP digital cordless phones).
We also partner with leading companies from other fields, such as Sara Lee/Douwe Egberts, Nivea Beiersdorf and Swarovski, in order to deliver customer-focused appliance/consumable combinations.
Consumer Lifestyle has continued its business with international key accounts, particularly in emerging markets. The introduction of ‘flagship’ online stores for Consumer Lifestyle products has added a key touch-point to the consumer brand experience.

With our extensive product portfolio, we are able to service traditional and emerging distribution channels, e.g. general retailers, electronic retailers, mass merchants, retail specialists, online retailers, and distributors/wholesalers. We offer a broad range of products from high to low price/value quartiles, necessitating a diverse distribution model that includes mass merchants, retail chains, independents and small specialty stores often represented by buying groups.
Under normal economic conditions, the Consumer Lifestyle business experiences seasonality, with higher sales in the fourth quarter resulting from the holiday sales.
Consumer Lifestyle employs approximately 17,000 people worldwide — down by some 6,000 compared to 2007 following the integration of the former CE and DAP businesses and subsequent rebalancing of the portfolio and industrial footprint. Our global sales and service organization embraces more than 50 mature and emerging markets. In addition, we operate manufacturing and business creation organizations in the Netherlands, France, Belgium, Austria, Hungary, Singapore, Argentina, Brazil and China.
Consumer Lifestyle strives for full compliance with relevant regulatory requirements, including the European Union’s WEEE (Waste from Electrical and Electronic Equipment) directive.
The information on the sourcing of the sector Consumer Lifestyle under the heading “Operating and financial review and prospects” in item 5 is incorporated herein by reference.
Transformation program
Throughout 2008, Consumer Lifestyle has undergone a process of integration and optimization. This has involved ‘right-sizing’ the two complementary business operations from the start of the year into one that is focused on profitability and business stability with synergies and lower fixed costs. Within this framework, the sector has applied itself to making focused choices on the categories and markets in which it operates in order to create a stronger and more profitable foundation for growth.
The sector has also placed particular emphasis on ensuring the right product/market combinations exist across its portfolio, making bold choices in many markets regarding which categories to pursue and grow. For example, Television has shifted from a business based on scale to one driven by differentiation, especially in its channel/market mix. Traditional world-class competences in areas like picture quality and technical performance have been maintained, while additional focus has been placed on differentiated design and experiences.
Across many of our businesses, we tightened our focus in Europe and North America, while expanding our presence in emerging markets like Brazil, India, China and Russia. Within the North American market, Philips entered into a five-year minimum brand licensing agreement with Funai Electric Company of Japan, under which Funai will assume responsibility for all Philips-branded consumer television activities in the United States and Canada. Toward the end of the year this agreement was extended, adding audio-video categories in the US and TV and audio-video categories in Mexico. Consumer Lifestyle took a similar approach to its PC monitors and digital signage business, IT Displays, entering into a brand licensing agreement with TPV Technology Ltd for the global distribution and marketing of products in these categories. This transaction is expected to be completed in the first quarter of 2009.
Progress against targets
In 2007 a number of key targets have been set out for Philips Consumer Lifestyle in 2008. The advances made in addressing these are outlined below.
Leverage post-integration synergies
Best practices from the former Domestic Appliances & Personal Care and Consumer Electronics divisions have been implemented across the new Consumer Lifestyle sector. Marketing expertise from the previous DAP organization, for example, has been applied in the higher-volume electronics categories, and the supply chain competences of CE have been leveraged across the sector.
Open up new value spaces
Consumer Lifestyle’s application of insight and innovation has helped it open up new and emerging value spaces. With the stronger focus on consumer health and well-being, categories such as the Sonicare oral healthcare and Philips-Avent mother and child ranges have already given Consumer Lifestyle a foothold in this area. With the 2007 launch of the Water & Air category, the sector started to focus on new opportunities. In this category, the Philips brand is applied to the very basic necessities of life in emerging and mature markets where the provision of clean drinking water or purer indoor air can improve the quality of life. In 2008 the Relationship Care category was created as a platform to address a different aspect of well-being and initially, in particular, the intimate needs and interests of committed couples in the 35 to 55-year age group.

Create a unified, engaged and high-performance organization
Consumer Lifestyle brought together highly engaged employees from the former DAP and CE organizations. Integration-related communications focused on driving a single-sector mindset, an initiative running in step with the operational transition of activities into the new sector.
The sector has focused strongly on creating the right kind of empowered leadership to take it forward, with an increased span of control and greater diversity in terms of both gender and nationality. Consumer Lifestyle has recorded an increase in employee engagement levels related to its leadership, with the Philips Leadership Index — reflecting leadership effectiveness and engagement capabilities — rising by 4% over the year.
Maximize our structure to be fully market-driven
Consumer Lifestyle’s structure — in particular, its clustered sales organization — has reinforced the sector’s market-driven approach, both geographically and in terms of applying consumer insight, relevant innovation and design to drive positions of strength, such as its Shaving & Beauty, Domestic Appliances and Peripherals & Accessories businesses.
Strategy and 2009 objectives
Philips Consumer Lifestyle will play an important role in the realization of Philips’ strategic ambitions. For 2009 and beyond, Consumer Lifestyle has put in place a number of specific value-creating initiatives which it will drive via the axes Drive performance, Accelerate change and Implement strategy:
•	Further optimize the business portfolio to focus on higher growth, higher-margin product categories and to build on global and regional leadership positions

•	Selectively strengthen the portfolio through opening up new values spaces, including pursuing external opportunities such as strategic acquisitions and alliances

•	Focus on geographic areas — in particular emerging markets — with the highest return on marketing investment

•	Increase effectiveness and investment in advertising and promotion as well as research and development

•	Maintain rigorous cost and organizational discipline, measured against external and internal benchmarks.
The information on the financial performance of the sector Consumer Lifestyle under the heading “Operating and financial review and prospects” in item 5 is incorporated herein by reference.
Lighting
→   Transition to energy-efficient lighting, solid-state lighting and applications
→   Slowdown in automotive and construction sectors
→   Acquisition and integration of Genlyte
→   Major transformation program
→   Strengthened position in emerging markets
Around the world, people are increasingly concerned about the effects of climate change and rising energy costs. In many countries a substantial body of ‘green’ legislation is imminent, if not already in place — much of which has a direct impact on the future of lighting. Indeed, the European Union has decided to phase out incandescent lamps by 2012, in line with our December 2006 appeal to accelerate the switch to energy-efficient solutions. Understanding these imperatives and addressing these challenges presents us with a tremendous opportunity to help shape the future of lighting on a global scale.
Lighting accounts for 19% of global electricity consumption. Innovative lighting solutions can realistically reduce the energy consumption of today’s installed base by at least 40% (and even up to 70%, e.g. in offices), while also improving the quality of the light. We can play a significant role in encouraging and enabling the switch to energy-efficient lighting and helping combat climate change.
Lighting landscape
Overall, we see three main transitions that will affect the lighting industry in the years to come. The first is from incandescent lamps to energy-efficient light sources. Rising energy prices and increased awareness of climate change are creating a greater demand for energy-saving lighting. As a result, the market for innovative, efficient and sustainable lighting solutions is growing.
The second transition is the move from traditional vacuum-based technologies to solid-state lighting technology. Solid-state or LED lighting is the most significant development in lighting since the invention of electric light well over a century ago. Offering unprecedented freedom in terms of color, dynamics, miniaturization, architectural integration and energy efficiency, solid-state lighting is opening up exciting new possibilities.

The third transition is from the bulb and components as the point of value creation in the lighting industry to applications and solutions. Lighting expertise based on end-user insights is integrated into the application, system or solution. Increasingly, these applications and solutions will include controls, and so a key differentiator in the future will be the innovative strength to create systems and solutions that are truly customer-centric.
Like other industries, however, the lighting industry is not immune to macro-economic developments. The slowdown in the automotive and construction sectors, tighter availability of credit and weaker spending on public infrastructure projects had an impact in 2008 and the continuation of these trends in 2009 could slow the above transitions for us and many of the players in the industry.
Solutions for people’s needs
Philips Lighting is dedicated to improving people’s lives through the introduction of innovative and energy-efficient solutions or applications for lighting. Our approach is based on obtaining direct input both from customers and from end-users/consumers. Through a segment-based approach, we can assess customer needs in a targeted way, track changes over time and define new insights that fuel our innovation process and ultimately increase the success rate of new propositions introduced onto the market.
We aim to be the true front-runner in design-led, market- and consumer-driven innovation — both in conventional lighting and in solid-state lighting — while continuing to contribute to responsible energy use and sustainable growth.
About Philips Lighting
Philips Lighting is the global market leader, with recognized expertise in the development, manufacturing and application of innovative lighting solutions. We have pioneered many of the key breakthroughs in lighting over the past 100 years, laying the basis for our current position.
We address people’s lighting needs across a full range of environments. Indoors, we offer specialized lighting solutions for homes, shops, offices, schools, hotels, factories and hospitals. Outdoors, we provide lighting for public spaces, residential areas and sports arenas. We also meet people’s needs on the road, by providing safe lighting for traffic (car lights and street lighting) and elsewhere. In addition, we address people’s desire for light-inspired experiences through architectural projects. Finally, we offer specific applications of lighting in specialized areas, such as horticulture, refrigeration lighting and signage, as well as heating, air and water purification, and healthcare.
In short, our lighting business spans the entire lighting value chain — from lighting sources, electronics and controls to full applications and solutions via the following businesses:
•	Lamps: incandescent, halogen, (compact) fluorescent, high-intensity discharge

•	Consumer Luminaires: functional, decorative, lifestyle, scene-setting

•	Professional Luminaires: city beautification, road lighting, sports lighting, office lighting, shop/hospitality lighting, industry lighting

•	Lighting Electronics and Controls: electronic gear, electromagnetic gear, controls

•	Automotive Lighting: car headlights, car signaling, interior

•	Special Lighting Applications: projection, entertainment, purification, comfort heating, light & health

•	Solid-State Lighting components: LUXEON, SnapLED, SuperFlux

•	Solid-State Lighting modules: modules, retrofits, new applications
Our customers are mainly in the professional market. The Lamps business conducts its sales and marketing activities through the wholesale, OEM and consumer channels, the latter also being used by our Consumer Luminaires business. Professional Luminaires is organized in a Trade business (commodity products) and a Project solutions business (project luminaires and solutions). For the latter, the main focus is on specifiers, lighting designers, architects and urban planners. Automotive Lighting is organized in two businesses: OEM and After-market. Lighting Electronics and Controls, Special Lighting Applications and Solid-State Lighting components and modules conduct their sales and marketing through both the OEM and wholesale channels.
Regarding competition, our current global structure is centered on our Lamps and Luminaires businesses. The lamps industry is highly consolidated, with GE and Siemens/Osram as key competitors. The luminaires industry is more fragmented. Our competition varies per region and per segment. Our lighting electronics business and our automotive lighting business are again more consolidated businesses. Chinese companies are entering Western markets with energy-saving solutions, and there are a range of companies active in the transition to solid-state lighting as well as in the transition to applications and solutions.
Driving transformation
As we are the market leader in both solid-state lighting and energy-efficient solutions, the radical changes in the lighting industry give us ample opportunities to shape our own future. Our acquisition of Genlyte, completed in 2008, is particularly important in strengthening our position in professional luminaires and in the North American lighting market. Following our recent acquisitions, we are well positioned across the entire solid-state lighting value chain.
Furthermore, we implemented a major transformation program in 2008. This has helped streamline the organization, simplify the structure, and shape our Lighting sector around future opportunities. It has involved reducing complexity as well as reallocating and reinvesting resources in R&D and marketing, with a stronger emphasis on the application side of the business as well as on emerging markets. It has also helped us accelerate the shift from traditional technologies to energy-efficient and solid-state lighting technologies, as well as to project sales.
Philips Lighting has manufacturing facilities in some 25 countries in all regions of the world and sales organizations in more than 60. Commercial activities in other countries are handled via dealers working with our International Sales organization. Lighting has approximately 57,000 employees worldwide.
Lighting strives for full compliance with relevant regulatory requirements, including the European Union’s WEEE (Waste from Electrical and Electronic Equipment) and RoHS (Restriction of Hazardous Substances) directives.
The information on the sourcing of the sector Lighting under the heading “Operating and financial review and prospects” in item 5 is incorporated herein by reference.
Progress against targets
In 2007 a number of key targets have been set out for Philips Lighting in 2008. The progress made in addressing these is discussed below.
Emerging markets and energy-efficient lighting
In 2008 we continued to strengthen our position in emerging markets, with double-digit comparable sales growth. Among a large number of high-profile projects in emerging markets, we provided a state-of-the-art lighting solution for the major bridge in Sao Paulo, Brazil, reducing energy consumption by 53%. In the SESA (Sustainable Energy Solutions for Africa) project, we partnered with the UN and national governments on a renewable energy for lighting project for 14 countries in Sub-Saharan Africa.
We have continued strongly promoting our Green value propositions and the enhanced energy savings that are possible through our systems approach and renovation focus. Energy-efficient lighting now accounts for over 53% of Lighting sales, excluding the acquired Partners in Lighting International (PLI) and Genlyte, up from just under 50% in 2007.
System solutions — professional and consumer luminaires
We have continued expanding in the direction of system solutions, especially incorporating solid-state lighting. We completed the acquisition of Genlyte, a leader in the North American professional luminaires market, in early 2008. Integration is well under way and significant synergies are being realized. The integration of PLI (acquired in 2007) is on schedule; its activities are being expanded outside Europe and it has launched major new LED-based product ranges for the home. Our other major recent acquisition, Color Kinetics, the solid-state lighting solutions company also acquired in 2007, has been fully embedded and leveraged across the value chain.
This systems approach, building on the strong position we have gained in luminaires following our recent acquisitions, is illustrated by new lighting solutions we have introduced in 2008 in all our application segments, such as shops, offices, homes, streets and hospitality.
Leadership bench
Our 2008 People Leadership Index, which measures the effectiveness of our leaders in engaging and managing people, showed a major improvement from 63% to 71%. We have increased our annual recruitment of ‘top potentials’ to 24 (up 20%).
Excellence and learning
Our 2008 Employee Engagement score also showed a significant improvement — from 64% to 72% — surpassing our benchmark index and reflecting our efforts to build a winning culture in our organization. And more than 40% of our employees are learning and developing their competences in our Quality Improvement Competition.
Streamline ways of working
The transformation program outlined above reinforced our segment marketing approach and strengthened our customer focus. We have significantly simplified the way we are organized by setting up regional commercial organizations covering the whole product portfolio. Both our sourcing and supply chain functions now have global transparency and harmonized ways of working, which has enabled us to offset a major part of the commodity price inflation in 2008.

Strategy and 2009 objectives
Philips Lighting will play an important role in the realization of Philips’ strategic ambitions. For 2009 and beyond, Lighting has put in place a number of specific value-creating initiatives which it will drive via the axes Drive performance, Accelerate change and Implement strategy.
The five value drivers that we believe will strengthen our competitive advantage and help safeguard our leading position in lighting are:
•	growth — driven by acquisitions, Green value propositions, innovative solutions, LEDs/solid-state lighting and emerging markets

•	segment leadership — by driving the development of our market segments through channels and multi-stakeholder partnerships

•	brand franchise — by leveraging category management and our brand equity

•	new business models — by creating new ways of working and new forms of revenue generation

•	intellectual property — in particular by developing the solid-state lighting market through a dedicated IP licensing program.
The information on the financial performance of the sector Lighting under the heading “Operating and financial review and prospects” in item 5 is incorporated herein by reference.
Innovation & Emerging Businesses
Introduction
The Innovation and Emerging Businesses sector is designed to stimulate growth by leveraging Philips’ brand, technology and intellectual property (IP) base. Through this sector, Philips invests in innovation and new business activities that are not currently part of the operating sectors, but which have potential to create additional organic growth or value through future spin-offs. The sector comprises Corporate Technologies, Corporate Investments, New Venture Integration and Philips Design.
Corporate Technologies
Corporate Technologies feeds the innovation pipeline, enabling its business partners — principally the three Philips operating sectors — to create new business options through new technologies, venturing and intellectual property development, to improve time-to-market efficiency and to increase innovation effectiveness via focused research and development activities. Corporate Technologies encompasses Philips Corporate Research, the Philips Incubators, Philips Intellectual Property & Standards (IP&S), the Philips Innovation Campus as well as Philips Applied Technologies. In total, Corporate Technologies employs about 4,100 professionals around the globe.
Corporate Technologies actively participates in ‘open innovation’ through relationships with academic and industrial partners, as well as via European and regional projects, in order to improve innovation efficiency and share the related financial exposure. The High Tech Campus in Eindhoven, the Philips Innovation Campus in Bangalore India, Research Shanghai China and InnoHub are prime examples of eco-systems enabling open innovation.
Philips Research is a key innovation partner for Philips’ business sectors. It has three main roles. Firstly, it creates new technologies that help to spur the growth of the Philips businesses. Secondly, it develops unique IP, which will enable longer-term business and creates standardization opportunities for Philips. Lastly, it sets up ventures that can grow into new adjacent businesses for the sectors.
In 2008, Research started to develop a novel ultrasound-based drug delivery technology that could potentially increase the effectiveness of chemotherapy treatment and reduce its side effects. Research is also working on, among other things, improved water purification technology for home use. It is compact, powerful and cost-effective, bringing clean, safe drinking water within everyone’s reach.
Philips has established three corporate venturing organizations: the Healthcare, Lifestyle and Lighting & Cleantech Incubators. The main purpose of venturing is to create strategic growth opportunities for Philips. In some cases spin-out or technology licensing will be considered. In 2008, Philips, together with Prime Technology Ventures (PTV III), arranged for the spin-out of five technology companies from the Incubators: amBX, Civolution, Intrinsic-ID, priv-ID and Serious Toys.
Philips IP&S proactively pursues the creation of new intellectual property. Its portfolio currently consists of about 55,000 patent rights, 33,000 trademarks, 49,000 design rights and 2,600 domain name registrations. Philips filed approximately 1,640 patents in 2008. Over the past five years Philips has reshaped its intellectual property portfolio in line with its new strategic focus on health and well-being. Philips believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents and licenses.

Philips Applied Technologies supports customers both inside and outside Philips through new technologies, new business ideas, consultancy and new product introduction services. In 2008, it announced the commercial roll-out of the Ambient Experience for Hospitality concept, with the first implementation by the citizenM hotel chain, in Amsterdam — which went on to win the European Hotel Design Award as the most innovative hotel of 2008.
Corporate Investments
The remaining business within Corporate Investments — Assembléon — is a wholly owned subsidiary that develops, assembles, markets and distributes a diverse range of surface-mount technology placement equipment.
In line with Philips’ strategy to reduce its portfolio of non-core, strategically unaligned activities, the High Tech Plastics — Optics business was sold to Triumph Pan-Pacific in 2008.
New Venture Integration
The New Venture Integration group became fully operational in 2008 and focuses on the integration of newly acquired companies across all sectors.
Philips Design
Philips Design is one of the longest-established design organizations of its kind in the world. It is headquartered in Eindhoven, Netherlands, with eight branch studios in Europe, the USA and Asia Pacific. Its creative force of some 550 professionals — representing more than 30 nationalities — embraces disciplines as diverse as psychology, cultural sociology, anthropology and trend research, in addition to the more conventional design-related skills.
Philips Design’s people-centric design approach, known as High Design, is human-focused and research-based, and uses a deep understanding of people’s needs as the starting point for the design process. It also provides the framework for taking these insights and translating them into imaginative yet feasible solutions.
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
Philips has approximately 155 production sites in 29 countries. Philips believes that its plants are well maintained and, in conjunction with its capital expenditures for new property, plant and equipment, are generally adequate to meet its needs for the foreseeable future. For the net book value of its property, plant and equipment and developments therein, reference is made to note 15, entitled “Property, plant and equipment”, to the US GAAP financial statements on page 157 of the 2008 Annual Report incorporated herein by reference. The geographic allocation of assets employed as shown in the section entitled “Information by sectors and main country” on pages 133 through 135 of the 2008 Annual Report and incorporated herein by reference, is generally indicative of the location of manufacturing facilities. The headquarters in Amsterdam are leased. The information as shown in note 26, entitled “Contractual Obligations”, to the US GAAP financial statements on page 168 of the 2008 Annual Report, partly related to the rental of buildings, is incorporated herein by reference.
For environmental issues affecting the Company’s properties, reference is made to note 27, entitled “Contingent Liabilities”, to the US GAAP financial statements on pages 168 through 170 of the 2008 Annual Report incorporated herein by reference.
Capital expenditures in progress are generally expected to be financed through internally generated cash flows. For a description of the geographic spread of capital expenditures, reference is made to the section “Information by sectors and main country” on pages 133 through 135 of the 2008 Annual Report incorporated herein by reference.
For a description of the Company’s principal acquisitions and divestitures, reference is made to note 2 to the US GAAP financial statements on pages 143 through 148 of the 2008 Annual Report incorporated herein by reference.
Item 4A. Unresolved Staff Comments
None.

Item 5. Operating and financial review and prospects
Operating results
The year 2008...
•	2008 was impacted by the most globally significant economic downturn in many years. For Philips, this led to a 3% decline in comparable sales (2% lower on a nominal basis) and lower earnings. In response, we proactively expanded and accelerated restructuring programs across all sectors and stepped up our focus on costs and cash management.

•	2008 was nevertheless a year of strategic progress. We continued the reshaping of our portfolio by investing EUR 5.3 billion in high-growth, high-margin businesses such as Respironics and Genlyte, and divesting unprofitable activities such as Television in North America and non-core businesses such as Set-Top Boxes and PC Monitors.

•	Healthcare sales grew by 6% on a comparable basis and 15% on a nominal basis; all businesses contributed to this growth. Lighting achieved 3% comparable sales growth (and increased 16% in nominal terms compared to 2007), driven by energy-efficient lighting solutions. Consumer Lifestyle sales declined 8% on a comparable basis and 16% on a nominal basis compared to 2007, reflecting the severe economic downturn in consumer markets in the second half of 2008.

•	Emerging markets remained a major focal point and delivered 4% comparable growth in 2008 (in line with 2007 on a nominal basis), with Healthcare and Lighting comparably growing by 12% and 8% respectively (15% and 5% respectively on a nominal basis). Additionally, we announced and/or finalized five strategic Healthcare acquisitions in China, Brazil and India.

•	Income from operations (IFO) included EUR 1.1 billion of charges related to restructuring and change programs across all sectors (EUR 520 million), an asbestos-related settlement charge (EUR 239 million), a non-cash goodwill impairment charge for Lumileds (EUR 232 million) and acquisition-related charges, mainly in Healthcare and Lighting (EUR 146 million), which were partially offset by EUR 164 million of gains on the sale of businesses and real estate.

•	We generated strong cash flows from operations of EUR 1,495 million despite lower earnings, driven by rigorous working capital management. In addition, in March we structurally refinanced our debt — prior to the collapse of the financial markets — providing Philips with a strong balance sheet and a solid liquidity position to help weather the turbulent economic situation.

•	We reduced our shareholding in LG Display and sold our remaining stake in TSMC, generating EUR 2.5 billion in cash proceeds and realizing a gain of just under EUR 1.2 billion. The economic downturn led us to take a non-cash value adjustment of EUR 1.4 billion on the majority of our remaining financial holdings.

•	We completed EUR 3.3 billion of the EUR 5 billion share buy-back program announced in 2007, which was subsequently stopped in January 2009 until further notice. Additionally, we returned EUR 720 million to shareholders in the form of our annual dividend payment.

Key data

in millions of euros, except for the per common share data & FTE	2007 1)	2008

Sales	26,793	26,385
Income from operations (IFO)	1,841	317
as a % of sales	6.9	1.2
Adjusted Income from operations (Adjusted IFO) 2)	2,054	931
as a % of sales	7.7	3.5
Financial income and expenses	2,613	(225)
Income tax expense	(619)	(286)
Results equity-accounted investees	763	19
Minority interests	(5)	(3)

Income (loss) from continuing operations	4,593	(178)
Income (loss) from discontinued operations	(433)	(8)

Net income (loss)	4,160	(186)
Per common share (in euro) — basic	3.83	(0.19)
Per common share (in euro) — diluted	3.79	(0.19)

Net operating capital (NOC) 2)	10,529	14,867
Cash flows before financing activities 2)	5,449	(1,606)
Employees (FTE)	123,801	121,398
of which discontinued operations	5,703	—

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

2)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
Performance of the Group
Sales
In percentage terms, the composition of sales growth in 2008, compared to 2007, was as follows:
Sales growth composition 2008 versus 2007

in %			consoli-
	comparable	currency	dation	nominal
	growth 1)	effects	changes	growth

Healthcare	5.6	(4.5)	14.1	15.2
Consumer Lifestyle	(8.5)	(2.7)	(5.2)	(16.4)
Lighting	2.6	(3.8)	17.8	16.6
Innovation & Emerging Businesses	(26.6)	(0.9)	(9.6)	(37.1)
Group Management & Services	(24.2)	(0.5)	—	(24.7)

Philips Group	(2.7)	(3.3)	4.5	(1.5)

1)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
Group sales totaled EUR 26,385 million in 2008, a 2% decline compared to 2007. Adjusted for unfavorable currency effects of 3% and a positive net impact from portfolio changes, mainly due to the acquisition of Genlyte and Respironics, comparable sales were 3% lower than 2007. Excluding the Television business — which we manage for margin rather than scale — Group comparable sales were in line with 2007.
The decline in comparable sales was mainly due to the severe economic downturn, particularly in the consumer markets. This was predominantly felt within Consumer Lifestyle, which reported an 8% decline in comparable sales, led by a 12% sales decrease at Television, as well as lower sales in Audio & Video Multimedia and Peripherals & Accessories.
This decline was partly tempered by 6% comparable sales growth at Healthcare, with higher sales visible in emerging markets and across all businesses, notably Customer Services, Clinical Care Systems, and Healthcare Informatics and Patient Monitoring. Additionally, Lighting saw a 3% comparable sales increase, mainly attributable to strong growth in energy-efficient lighting solutions, partly offset by lower sales in OEM automotive and consumer-related lighting markets.

Earnings
The following overview shows sales, IFO and adjusted IFO according to the 2008 sector classification.

in millions of euros	2008
			as a % of
	sales	IFO	sales	adjusted IFO 1)	as a % of sales

Healthcare	7,649	638	8.3	863	11.3
Consumer Lifestyle	11,145	265	2.4	281	2.5
Lighting	7,106	165	2.3	538	7.6
Innovation & Emerging Businesses	337	(226)	(67.1)	(226)	(67.1)
Group Management & Services	148	(525)	—	(525)	—

Philips Group	26,385	317	1.2	931	3.5

1)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.

in millions of euros	2007 1)
			as a % of
	sales	IFO	sales	adjusted IFO 2)	as a % of sales

Healthcare	6,638	713	10.7	862	13.0
Consumer Lifestyle	13,330	832	6.2	848	6.4
Lighting	6,093	675	11.1	722	11.9
Innovation & Emerging Businesses	535	(82)	(15.3)	(81)	(15.1)
Group Management & Services	197	(297)	—	(297)	—

Philips Group	26,793	1,841	6.9	2,054	7.7

1)	Group and Healthcare financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

2)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
In 2008, Philips’ gross margin was EUR 8,495 million, or 32.2% of sales, compared to EUR 9,223 million, or 34.4% of sales, in 2007. Adjusted for the 2008 asbestos-related settlement charge of EUR 239 million, gross margin declined from 34.4% of sales to 33.1%. The majority of this decline was due to EUR 275 million restructuring and asset impairment charges, attributable to most sectors.
Selling expenses increased from EUR 4,980 million in 2007 to EUR 5,501 million in 2008, largely due to additional acquisition-related selling expenses at Healthcare and Lighting, as well as EUR 154 million of restructuring charges across all sectors. These increases were partly offset by lower selling expenses at Group Management & Services. As a percentage of sales, selling expenses increased from 18.6% in 2007 to 20.8% in 2008, mainly due to the aforementioned items and the impact of lower sales at Consumer Lifestyle.
General and administrative expenses amounted to EUR 1,016 million, an increase of EUR 97 million compared to 2007, mainly due to EUR 51 million of restructuring charges, primarily within Lighting and Consumer Lifestyle, and higher costs in Consumer Lifestyle. As a percentage of sales, G&A expenses increased from 3.4% in 2007 to 3.9% in 2008, largely due to the lower sales in Consumer Lifestyle and higher restructuring charges across most sectors.
Research and development costs declined slightly from EUR 1,629 million in 2007 to EUR 1,622 million in 2008 as EUR 40 million of restructuring charges and higher spend in Lighting and Healthcare were offset by lower expenditures at Consumer Lifestyle. At 6.1% of sales, 2008 R&D expenditures were in line with 2007.
In 2008, IFO declined by EUR 1,524 million compared to 2007, to EUR 317 million, or 1.2% of sales. IFO included a EUR 232 million non-cash goodwill impairment for Lumileds as well as EUR 15 million write-off of acquired in-process R&D charges. IFO and adjusted IFO were both impacted by EUR 520 million restructuring charges and EUR 131 million of acquisition-related charges, as well as a EUR 239 million asbestos-related settlement charge. 2007 adjusted IFO included EUR 37 million of restructuring charges and EUR 41 million of acquisition-related charges.
Adjusted for the aforementioned charges, adjusted IFO declined from 8.0% of sales to 6.9% in 2008, largely due to lower sales at Consumer Lifestyle and lower license income at Innovation & Emerging Businesses.
Healthcare’s adjusted IFO of EUR 863 million was in line with 2007 and included EUR 69 million of restructuring charges and EUR 90 million of acquisition-related costs, partially offset by a EUR 45 million gain on the sale of Philips Speech Recognition Services. In 2007, acquisition-related charges were EUR 11 million. As a percentage of sales, adjusted IFO declined from 13.0% in 2007 to 11.3% in 2008. However, adjusted for the aforementioned items, adjusted IFO profitability was 12.8% in relation to sales, broadly in line with 2007.

Consumer Lifestyle’s adjusted IFO declined from EUR 848 million in 2007 to EUR 281 million in 2008, largely due to lower sales-driven earnings in all businesses except Health & Wellness and Domestic Appliances, deteriorating margins within Television, and restructuring charges of EUR 195 million. The sector’s 2008 adjusted IFO included a EUR 63 million gain on the sale of the Set-Top Boxes activity.
Adjusted IFO at Lighting declined from EUR 722 million, or 11.9% of sales, in 2007 to EUR 538 million, or 7.6% of sales, in 2008. Additional earnings from acquisitions were offset by EUR 221 million of restructuring charges, EUR 41 million of acquisition-related charges and margin compression in mature markets, partially offset by the additional earnings from acquisitions. In 2007, restructuring and acquisition-related charges were EUR 55 million.
The adjusted IFO loss at Innovation & Emerging Businesses amounted to EUR 226 million, compared to a loss of EUR 81 million in 2007. The decline was mainly due to EUR 81 million lower license income, EUR 18 million restructuring charges at Assembléon, a EUR 13 million loss on the sale of the High Tech Plastics — Optics business, and higher investments in the Healthcare and Lighting & Cleantech incubator activities.
Adjusted IFO at Group Management and Services declined EUR 228 million in 2008 to a loss of EUR 525 million, mainly due to a EUR 239 million asbestos-related settlement charge. Adjusted for this settlement, GM&S costs saw a year-on-year decline due to lower brand campaign spending.
Pensions
The net periodic pension costs of defined-benefit pension plans amounted to EUR 10 million in 2008 compared to EUR 27 million in 2007. The payments to defined-contribution pension plans amounted to EUR 96 million, EUR 12 million higher than in 2007, largely due to acquisitions and a gradual shift from defined-benefit to defined-contribution pension plans.
Restructuring and impairment charges
In 2008, IFO included net charges totaling EUR 520 million for restructuring and related asset impairments. Besides the annual goodwill impairment tests for Philips, due to the economic circumstances, trigger-based impairment tests were performed in the latter half of the year, resulting in goodwill impairment charges of EUR 234 million, mainly related to Lumileds.
Restructuring and impairment charges

in millions of euros	2007	2008

Restructuring:
Healthcare	1	68
Consumer Lifestyle	8	171
Lighting	24	132
Innovation & Emerging Businesses	1	18
Group Management & Services	4	17
Reduction of excess provisions	(5)	(2)

Total restructuring	33	404

Asset impairment:
Healthcare	—	1
Consumer Lifestyle	—	24
Lighting	4	91
Innovation & Emerging Businesses	—	—
Group Management & Services	—	—

Total asset impairment	4	116

Goodwill impairment:
Lighting	—	234

Total goodwill impairment	—	234

Total restructuring and impairment	37	754

The most significant restructuring projects in 2008 were related to Lighting, Consumer Lifestyle and Healthcare. Restructuring projects in Lighting — aimed at further increasing organizational effectiveness and reducing the fixed cost base — mainly centered on Lamps (principally North America and Poland), Professional Luminaires (notably Germany), Special Lighting Applications (primarily the Netherlands and Belgium), Automotive (mainly Korea and Germany) and Lighting Electronics (primarily the Netherlands).
Consumer Lifestyle’s restructuring projects were concentrated on the integration of the former Domestic Appliances and Consumer Electronics businesses, the exit of Television from North America, restructuring of the Television factory in Juarez (Mexico) and restructuring charges taken to re-align the European industrial footprint. Healthcare restructuring projects — undertaken to reduce operating costs and simplify the organization — spanned many locations, including sites in Hamburg (Germany), Helsinki (Finland) and Andover (USA).

Other restructuring projects included the restructuring of Assembléon within Innovation & Emerging Businesses and smaller projects at Group & Management Services.
The most significant restructuring projects in 2007 were related to the Lighting sector and consisted mainly of the exit from the fluorescent lamp-based LCD backlighting business and several projects in the Lamps business.
Reference is made to note 4, entitled “Restructuring and impairment”, to the US GAAP financial statements on pages 149 through 151 of the 2008 Annual Report which is incorporated herein by reference.
Financial income and expenses
Financial income and expenses consist of:

in millions of euros	2007	2008

Interest expenses (net)	(43)	(106)
Sales of securities	2,549	1,197
Value adjustments on securities	(36)	(1,296)
Other	143	(20)

	2,613	(225)

The net interest expense in 2008 was EUR 63 million higher than in 2007, mainly as a result of the lower average cash position of the Group, partly offset by lower interest costs on derivatives related to the hedging of Philips’ foreign currency funding positions.
Income (loss) from the sale of securities consists of:

in millions of euros	2007	2008

Income (loss) from the sale of securities:
Gain on sale TSMC shares	2,528	1,082
Gain on sale of LG Display shares	—	83
Gain on sale of D&M shares	—	16
Loss on sale of JDS Uniphase shares	(10)	—
Gain on sale of Nuance shares	31	—
Others	—	16

	2,549	1,197

Value adjustments on securities consists of:

in millions of euros	2007	2008

NXP	—	(599)
LG Display	—	(596)
TPO Display	—	(71)
Pace Micro Technology	—	(30)
JDS Uniphase	(36)	—

	(36)	(1,296)

In 2008, a total gain of EUR 1,197 million was recognized on the sale of stakes, mainly in TSMC, LG Display and D&M Holdings. Also, a EUR 23 million cash dividend was received from TSMC. However, these gains were more than offset by non-cash value adjustments amounting to EUR 1,296 million, notably for NXP and LG Display, as well as a EUR 37 million loss related to the revaluation of the convertible bond received from TPV Technology.
2007 included a gain of EUR 2,549 million on the sale of shares in TSMC, Nuance and JDS Uniphase, as well as a EUR 128 million cash dividend from TSMC and a EUR 12 million gain related to the revaluation of the convertible bond received from TPV Technology, partly offset by a EUR 36 million value adjustment of JDS Uniphase.

Income taxes
Income taxes amounted to EUR 286 million, compared to EUR 619 million in 2007.
The tax burden in 2008 corresponded to an effective tax rate of 311% on pre-tax income, compared to 14% in 2007. The 2008 effective tax rate was affected by non-deductible impairment and value adjustments, increased valuation allowances, higher provisions for uncertain tax positions and foreign withholding taxes for which a credit could not be realized. These were partially offset by non-taxable gains resulting from the sale of securities.
For 2009, the effective tax rate excluding non-taxable items is expected to be around 30%.
Reference is made to note 6 “Income taxes” on pages 152 through 153 of the 2008 Annual Report, which is incorporated herein by reference.
Results of equity-accounted investees
The results relating to equity-accounted investees declined by EUR 744 million in 2008 to EUR 19 million.
A breakdown is given below.

in millions of euros	2007	2008

Company’s participation in income	271	81
Results on sales of shares	514	(2)
Gains arising from dilution effects	—	12
Investment impairment and guarantee charges	(22)	(72)

	763	19

Philips’ participation in the net income of equity-accounted investees declined from EUR 271 million in 2007 to EUR 81 million in 2008, which included EUR 66 million from earnings at LG Display. These earnings were partly offset by a EUR 59 million non-cash value adjustment on the equity stake in TPV Technology.
During 2008, as a result of the reduction in both Philips’ shareholding and the number of Philips board members, Philips lost significant influence, and LG Display was accounted for as an available-for-sale security instead of an equity investment.
In 2007, the EUR 514 million proceeds from the sale of shares were mainly due to the EUR 508 million non-taxable gain on the sale of a 13% stake in LG Display. The proceeds from the sale of stakes in 2008 were recorded under Financial income and expenses.
Minority interest
The share of minority interests in companies within the income of the Group reduced income by EUR 3 million in 2008, compared to EUR 5 million in 2007.
Discontinued operations
Philips reports the results of Semiconductors and the MedQuist business separately as discontinued operations. Consequently, the related results, including transaction gains and losses, are shown separately in the financial statements under Discontinued operations.
The loss from discontinued operations of EUR 8 million in 2008 was mainly due to final results related to MedQuist, which was sold in 2008 to CBAY Inc.
In 2007, discontinued operations recorded a loss of EUR 433 million, primarily attributable to a EUR 360 million impairment charge for MedQuist, taking into account EUR 325 million in cumulative foreign currency translation differences, which had previously been accumulated under equity since the date of the acquisition in 2000. In addition, a EUR 43 million loss related to the 2006 sale of a majority stake in the Semiconductors division was recognized, mainly due to pension settlements.
Net income
Income from continuing operations declined from EUR 4,593 million in 2007 to a loss of EUR 178 million in 2008. The decline was attributable to lower IFO in 2008 and lower results in financial income and expenses.
Net income for the Group including discontinued operations amounted to a loss of EUR 186 million, or EUR 0.19 per common share, in 2008, compared to a profit of EUR 4,160 million, or EUR 3.83 per common share, in 2007.

Performance by sector
Healthcare

Key data

in millions of euros, except for FTE data	2007 1)	2008

Sales	6,638	7,649

Sales growth
% increase, nominal	1	15
% increase, comparable 2)	4	6

Adjusted IFO 2)	862	863
as a % of sales	13.0	11.3

IFO	713	638
as a % of sales	10.7	8.3

Net operating capital (NOC) 2)	4,802	8,830

Cash flows before financing activities 2)	236	(2,418)

Employees (FTEs)	29,191	35,551

1)	Healthcare financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies” on page 136 of the 2008 Annual Report, which is incorporated herein by reference under Item 18.

2)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.

Sales per market cluster

in millions of euros	2007	2008

Western Europe	1,767	1,947
North America	3,215	3,758
Other mature markets	559	675

Total mature markets	5,541	6,380
Key emerging markets	653	769
Other emerging markets	444	500

	6,638	7,649

In 2008, sales amounted to EUR 7,649 million, 15% higher than in 2007 on a nominal basis, largely thanks to the contributions from acquired companies, notably Respironics. Excluding the 14% positive impact of portfolio changes and the 5% unfavorable impact of currency effects, comparable sales grew 6%. All businesses showed positive growth, led by solid sales growth in Customer Services, Clinical Care Systems, and Healthcare Informatics and Patient Monitoring. Higher sales within Imaging Systems were supported by X-Ray and Nuclear Medicine, partly tempered by lower sales at Computed Tomography. Green Product sales amounted to EUR 1,527 million in 2008, up from EUR 1,452 million in 2007, representing 20% of sector sales.
Geographically, double-digit comparable sales growth was achieved in the key emerging markets, notably in China and Latin America, driven by growth in all businesses. Also, single-digit sales growth was recognized in the mature markets, across all businesses, notably Imaging Systems and Clinical Care Systems.
Adjusted IFO of EUR 863 million, or 11.3% of sales, was in line with 2007 adjusted IFO of EUR 862 million. Earnings included EUR 90 million of acquisition-related charges and EUR 69 million of restructuring charges, which were partly offset by a EUR 45 million gain on the sale of Philips Speech Recognition Systems. Adjusted IFO also included additional income from Respironics and higher earnings at Clinical Care Systems and Healthcare Informatics and Patient Monitoring, partly offset by lower earnings at Imaging Systems.
Compared to 2007, IFO declined EUR 75 million to EUR 638 million.
Cash flow before financing activities included net payments totaling EUR 3,456 million, mainly for the acquisitions of Respironics, VISICU, TOMCAT, Dixtal Biomédica, Shenzhen Goldway, Medel SpA and Alpha X-Ray Technologies. In 2007, acquisition-related outflows amounted to EUR 245 million, mainly for the acquisitions of Health Watch, Raytel Cardiac Services, Emergin and VMI Sistemas Medicos. Excluding these acquisition-related outflows, cash flow before financing activities was EUR 557 million higher than in 2007, largely thanks to improved working capital requirements, notably lower inventory.

Consumer Lifestyle

Key data

in millions of euros, except for FTE data	2007	2008

Sales	13,330	11,145
of which Television	6,270	4,980

Sales growth
% increase (decrease), nominal	2	(16)
% increase (decrease), comparable 1)	4	(8)
Sales growth excl. Television
% increase (decrease), nominal	8	(13)
% increase (decrease), comparable 1)	10	(6)

Adjusted IFO 1)	848	281
of which Television	(68)	(413)
as a % of sales	6.4	2.5

IFO	832	265
of which Television	(68)	(413)
as a % of sales	6.2	2.4

Net operating capital (NOC) 1)	890	728
of which Television	(255)	(245)

Cash flows before financing activities 1)	772	253
of which Television	(41)	(489)

Employees (FTEs)	23,397	17,346
of which Television	6,855	4,943

1)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.

Sales per market cluster

in millions of euros	2007	2008

Western Europe	5,739	4,705
North America	2,717	1,847
Other mature markets	351	293

Total mature markets	8,807	6,845
Key emerging markets	2,441	2,492
Other emerging markets	2,082	1,808

	13,330	11,145

2008 presented very challenging market conditions for Consumer Lifestyle. Sales amounted to EUR 11,145 million, a nominal decline of 16% compared to 2007. Adjusted for unfavorable currency effects of 3% and portfolio changes, mainly the divestment of Television in North America and the sale of the Set-Top Boxes and Mobile Phones businesses, comparable sales declined by 8%.
Year-on-year declines were seen in all businesses, except for 4% comparable growth in Domestic Appliances and Health & Wellness. Television and Audio & Video Multimedia suffered comparable double-digit declines. On a nominal basis, all businesses except Domestic Applicances reported lower sales. Green Product sales totaled 1,478 million in 2008, a nominal increase of 41% compared to 2007, amounting to 13% of sector sales.
From a geographical perspective, Western Europe and North America, which account for more than half of the sector’s sales, were heavily impacted by the economic downturn as well as by selective portfolio and margin management. Sales growth was strong in the key emerging markets, led by double-digit growth in Brazil. Growth in Asia was driven by solid double-digit growth across the countries in most businesses, mostly offset by a decline in Television. European emerging markets declined 14%.
Adjusted IFO as a percentage of sales decreased from 6.4% in 2007 to 2.5% in 2008, due to declines in nearly all businesses, mainly as a result of lower sales. Adjusted IFO was impacted by EUR 195 million of restructuring charges, partially offset by the EUR 63 million gain on the sale of Set-Top Boxes.
IFO declined from EUR 832 million (6.2% of sales) in 2007 to EUR 265 million (2.4% of sales) in 2008.

Net operating capital was reduced by EUR 162 million at the end of 2008 and amounted to EUR 728 million.
Cash flows before financing activities declined from EUR 772 million in 2007 to an inflow of EUR 253 million, primarily driven by lower earnings.
Lighting

Key data

in millions of euros, except for FTE data	2007	2008

Sales	6,093	7,106

Sales growth
% increase, nominal	11	17
% increase, comparable 1)	6	3

Adjusted IFO 1)	722	538
as a % of sales	11.9	7.6

IFO	675	165
as a % of sales	11.1	2.3

Net operating capital (NOC) 1)	3,886	5,648

Cash flows before financing activities 1)	(648)	(1,139)

Employees (FTEs)	54,323	57,166

1)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.

Sales per market cluster

in millions of euros	2007	2008

Western Europe	2,436	2,560
North America	1,125	1,936
Other mature markets	304	271

Total mature markets	3,865	4,767
Key emerging markets	1,216	1,255
Other emerging markets	1,012	1,084

	6,093	7,106

Sales in 2008 grew by 17% in nominal terms, mainly supported by the acquired companies: Genlyte and Color Kinetics. Adjusted for portfolio changes of 18% and unfavorable currency effects of 4%, comparable sales grew by 3% compared to 2007. This growth was driven by continued sales growth in energy-efficient lighting solutions, notably within the Lamps and Professional Luminaires businesses. Sales were broadly in line with 2007 in the remaining businesses as a result of the deteriorating economic climate in the latter part of 2008 within the automotive, consumer and construction industries. Green sales grew by 12% in 2008 compared to 2007, reaching EUR 2,970 million. This growth was supported by increased sales of solid-state lighting applications, which grew by 6% to EUR 470 million, as well as innovative product design and strong growth in application-based solutions.
Geographically, comparable sales in the mature markets slightly declined compared to 2007, as higher sales in energy-efficient lighting solutions were more than offset by the deteriorating economic climate in the automotive, consumer and construction segments in North America and Western Europe. Nominal sales in mature markets grew by 23% supported by the acquisition of Genlyte. Emerging market sales increased 8% on a comparable basis (5% higher on a nominal basis), with growth in all businesses except Special Lighting Applications, led by strong double-digit sales growth in India, Eastern Europe and the ASEAN countries.
Adjusted IFO of EUR 538 million, or 7.6% of sales, declined EUR 184 million compared to 2007 and included EUR 221 million restructuring charges and EUR 41 million of acquisition-related charges. 2008 earnings were also impacted by margin compression in mature markets as a result of slowing demand, particularly in the automotive and construction segments, partly offset by positive contributions from acquisitions. 2007 included EUR 55 million of restructuring and acquisition-related charges.
IFO amounted to EUR 165 million, compared to EUR 675 million in 2007. In 2008, a EUR 232 million non-cash goodwill impairment charge for Lumileds was recorded, primarily due to weaker demand in the automotive, displays and mobile phone segments.

Cash flow before financing activities included cash disbursements of EUR 1,826 million, mainly related to the acquisition of Genlyte, whereas in 2007 acquisition-related disbursements amounted to EUR 1,162 million, mainly in connection with the acquisitions of PLI and Color Kinetics. Excluding these acquisition-related payments, cash flow before financing activities increased by EUR 173 million compared to 2007 thanks to improved working capital requirements. Net capital expenditures increased by EUR 54 million compared to 2007, largely due to higher investments in solid-state lighting solutions.
Innovation & Emerging Businesses

Key data

in millions of euros, except for FTE data	2007	2008

Sales	535	337

Sales growth
% increase (decrease), nominal	(61)	(37)
% increase (decrease), comparable1)	38	(27)

Adjusted IFO Corporate Technologies	(76)	(172)
Adjusted IFO Corporate Investments / Other	(5)	(54)

Adjusted IFO1)	(81)	(226)
as a % of sales	(15.1)	(67.1)

IFO	(82)	(226)
as a % of sales	(15.3)	(67.1)

Net operating capital (NOC) 1)	246	153

Cash flows before financing activities 1)	(164)	(126)

Employees (FTEs)	5,888	5,324

1)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
In 2008, Adjsuted IFO amounted to a loss of EUR 226 million, compared to a loss of EUR 81 million in 2007, which included a EUR 6 million gain on the sale of TASS. The higher loss was mainly due to EUR 18 million restructuring charges at Assembléon, a EUR 13 million loss from the sale of High Tech Plastics — Optics, as well as higher investments in the Lighting & Cleantech and Healthcare Incubator activities and lower income from an intellectual property transaction in 2007.
Cash flow before financing activities improved by EUR 38 million to an outflow of EUR 126 million, largely thanks to higher license income receipts and lower net capital expenditures, partly offset by lower proceeds from the sale of businesses.

Group Management & Services

Key data

in millions of euros, except for FTE data	2007	2008

Sales	197	148

Sales growth
% increase (decrease), nominal	18	(25)
% increase (decrease), comparable1)	31	(24)

Adjusted IFO Corporate and regional costs	(156)	(171)
Adjusted IFO Brand campaign	(111)	(64)
Adjusted IFO Service Units, Pensions, Other	(30)	(290)

Adjusted IFO1)	(297)	(525)

IFO	(297)	(525)

Net operating capital (NOC) 1)	705	(492)

Cash flows before financing activities 1)	5,253	1,824

Employees (FTEs)	5,299	6,011

1)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
The sector Group Management & Services comprises the activities of the corporate center including Philips’ global management and sustainability programs, as well as country and regional overhead costs, and costs of pension and other postretirement benefit plans. Additionally, the global service units such as Philips General Purchasing, real estate, and shared financial services are reported in this sector.
In 2008, the adjusted IFO of corporate & regional overheads was EUR 15 million lower than 2007, mainly due to higher restructuring charges.
Brand campaign investments in 2008 were EUR 47 million lower than 2007 due to lower spending and higher cost reduction initiatives.
The adjusted IFO of service units, pensions, and other was impacted by a EUR 239 million asbestos-related settlement charge and higher restructuring costs. Pension and other postretirement benefit costs were in line with 2007.
Cash flows before financing activities resulted in a EUR 1,824 million inflow in 2008, compared to an inflow of EUR 5,253 million in 2007. 2008 included cash receipts related to the sale of shares in TSMC (EUR 1,831 million) and LG Display (EUR 670 million) whereas 2007 saw EUR 5.4 billion of cash proceeds from the sale of TSMC and LG Display.
Performance by market cluster
Philips monitors its performance on a geographical axis based on the following market clusters:
•	Key emerging markets, including China, India, and Latin America

•	Other emerging markets, including emerging markets in Central and Eastern Europe, Russia, Ukraine and Central Asia, the Middle East and Africa, Turkey and ASEAN zone

•	Mature markets, including Western Europe, North America, Japan, Korea, Israel, Australia, and New Zealand.

Sales and adjusted IFO per market cluster
In millions of euros	2007 1)			2008
			adjusted			adjusted
	sales	IFO	IFO 2)	sales	IFO	IFO 2)

Western Europe	10,275	1,215	1,281	9,473	414	439
North America	7,147	160	304	7,589	(288)	233
Other mature markets	1,331	41	41	1,275	(11)	(11)

Total mature markets	18,753	1,416	1,626	18,337	115	661
Key emerging markets	4,435	206	209	4,623	209	216
Other emerging markets	3,605	219	219	3,425	(7)	54

	26,793	1,841	2,054	26,385	317	931

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

2)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
In 2008, sales declined 3% comparably as growth in key emerging markets, and relatively stable sales in other emerging markets were more than offset by a decline in mature markets, largely as a result of the economic downturn in the second half of the year in Western Europe and North America. Overall, emerging markets grew 4% on a comparable basis — in line with 2007 on a nominal basis — and accounted for 31% of total sales in 2008, a slight increase over 2007.
Key emerging markets saw single-digit sales growth, mainly attributable to double-digit growth in India (principally Healthcare and Lighting) and Latin America (largely Healthcare and Consumer Lifestyle), as well as single-digit growth in China.
Other emerging markets’ comparable sales in 2008 were broadly in line with 2007 (5% lower on a nominal basis), as solid growth in Lighting and Healthcare was partially offset by a decline in Consumer Lifestyle, mainly due to Television.
The lower sales in mature markets were largely due to lower Consumer Lifestyle sales within Western Europe, mainly Television, which more than offset growth in both Healthcare and Lighting. In North America, lower comparable sales were mainly seen in Consumer Lifestyle and Lighting, partially offset by sales growth at Healthcare, particularly in Imaging Systems and Healthcare Informatics and Patient Monitoring. On a nominal basis, sales in North America grew 6% thanks to the sales contributions of Genlyte and Respironics.
Adjsuted IFO in key emerging markets improved EUR 7 million compared to 2007. However, this was more than offset by a EUR 965 million decline in mature markets, mainly due to lower sales-driven earnings and higher restructuring charges in Consumer Lifestyle. In addition, a EUR 239 million asbestos-related settlement charge was recorded in North America. Other emerging markets were also EUR 165 million below 2007, mainly due to lower sales-driven earnings within Consumer Lifestyle.
Performance by key function
Marketing
Philips’ brand promise of “sense and simplicity” continues to drive innovation and customer experience across all customer touch-points. As a result, in 2008 Philips again achieved significant growth in its total brand value. Interbrand reported an estimated value of USD 8.3 billion, an 8% increase over 2007. The Interbrand measurement also confirmed the important role the Philips brand continues to play in the purchase decision of customers across Philips businesses.

Marketing expenditures

in millions of euros	2007	2008

Marketing expenditures	994	949
as a % of sales	3.7	3.6

In 2008, total worldwide Philips marketing expenses as percentage of sales were 3.6%, just below the 2007 level, largely as a result of the planned ramp-down of the now largely complete global brand campaign. Investments in this campaign declined by EUR 47 million in 2008 to EUR 64 million. On a geographic basis, Philips is shifting a significant portion of its commercial investment from mature to higher-growth markets, while also increasing the focus and effectiveness of these investments.
As part of the 2008/9 marketing campaign, Philips is running a major advertising and thought leadership program on health and well-being issues with ‘A Level’ media owners such as CNN, CNBC, FT and The Economist Group. The ultimate aim is to become the brand of first choice among influencers, professionals and consumers, a brand which stands for “sense and simplicity” in the area of health and well-being.

Developing solutions and products based on best-in-class insight into the real needs and wants of our customer and consumers is increasingly becoming a competitive advantage for Philips. Over half of our value propositions score above industry benchmarks, with over 30% rated in the top 20% of all products in their class, giving us confidence that our final solutions will be highly competitive in the marketplace.
Research and Development
The ability of our Research & Development teams to create innovative, meaningful products and solutions for customers is a critical driver of Philips’ competitiveness in its markets. Through substantial R&D investments, Philips has created a vast knowledge and intellectual property base. Early involvement of customers in new technologies, as well as in product and business concepts, ensures deep insight into their needs — the foundation for our innovations. Starting in 2009, in an effort to generate more profitable growth and new product and market development from our R&D investments, Philips will redirect EUR 250 million of innovation spending from mature to emerging market areas. The redirection of innovation is guided by the newly-formed Philips Innovation board, chaired by Philips’ CEO, and the Company’s chief officers of Technology, Strategy, Marketing and Design.
Research and development expenditures

in millions of euros	2007	2008

Research and development expenditures	1,629	1,622
as a % of sales	6.1	6.1

Research and development expenditures per sector 1) 2)

in millions of euros	2007	2008

Healthcare	592	642
Consumer Lifestyle	492	407
Lighting	276	305
Innovation & Emerging Businesses	269	268

Philips Group	1,629	1,622

1)	Includes the write-off of acquired in-process research and development of EUR 15 million in 2008, (2007: EUR 13 million)

2)	Total R&D expenditures include costs related to external contract research, accounting for 5% and 3% of the Company’s R&D expenditures for the years 2007 and 2008, respectively.
In 2008, Philips’ investment in R&D activities amounted to EUR 1,622 million (6.1% of sales), compared with EUR 1,629 million (6.1% of sales) in 2007. Higher expenditures at Healthcare and Lighting were fully offset by lower expenditures at Consumer Lifestyle. Also, investments in innovative technologies increased in areas such as energy-efficient and solid-state lighting solutions as well as in the areas of health and wellness. These increases were offset by lower expenditures in more mature technologies, such as lamps and television.
Healthcare R&D expenditures increased in 2008, mainly due to the acquisition of Respironics. Lighting’s expenditures were also above 2007 as a result of the acquisition of Genlyte and higher investments in energy-efficient and solid-state lighting solutions. The lower R&D expenditures within Consumer Lifestyle were mainly due to lower expenditures in maturing product categories, such as Television. Furthermore, R&D investments at Innovation & Emerging Businesses were on par with 2007, as higher investments in the Incubator activities were offset by lower external contract research.
Philips’ strong innovation pipeline contributed positively to the Company’s sales in 2008, as 58% of Group sales came from newly introduced products — products introduced within the last year (for B2C products) or three years (for B2B products). Compared to last year, a 2% improvement was seen thanks to above-average contributions from Healthcare and Consumer Lifestyle. Philips aims to maintain its new-product-to-sales ratio above 50%, while at the same time focusing on the profitability of new products and reallocating innovation spend more towards new business creation.
Supply management
The Supply Management function has been designed to create value for Philips by leveraging the scale of the company, thereby creating a single point of management and accountability for our supply base.
Our approach in turbulent markets
Given the turbulent global economic climate in 2008, proactive risk management and mitigation strategies aimed at ensuring continuity of supply and competitiveness of sourcing were essential. Initiatives included enhanced monitoring of the financial stability of the key supplier base and, where necessary, early intervention to reduce Philips’ exposure.
Supply Management also assisted in managing the sourcing risk through a pro-active approach towards key and sole source suppliers, as well as supporting sector-specific initiatives such as a dual-sourcing strategy for LCD panels and electronic manufacturing services (EMS) in the Consumer Lifestyle sector.

Additionally, Supply Management teams protected Philips from significant raw material price fluctuations in 2008, mainly through the use of forward commodity contracts. Also, 2008 saw progress towards further outsourcing of bill-of-material (BOM) spending: over 50% of Philips’ BOM spending is now outsourced, albeit to a smaller, but more focused, number of suppliers.
Our supplier network
The Global Supplier Rating System (GSRS) was further deployed in 2008, providing structured measurement of supplier performance and rigorous tracking of improvement actions. GSRS covered 85% of Philips’ total spend in 2008. Key supplier scores improved 9% in the year to reach a solid overall rating of 78%.
In 2008, Philips continued to develop the Partners for Growth strategic supplier network, bringing together its top 30 suppliers to identify and exploit joint business opportunities. This initiative was combined with our supplier sustainability initiative, which ensures mandatory auditing of all suppliers with spend above EUR 100,000 in risk areas. This involves tracking all sustainability issues in risk areas and, where necessary, a highly accelerated resolution of identified issues.
Employment
Change in number of employees

in FTEs	2007	2008

Position at beginning of year	121,732	123,801
Consolidation changes:
- new consolidations	6,654	12,673
- deconsolidations	(3,535)	(1,571)
Comparable change	(1,050)	(13,505)

Position at year-end of which:	123,801	121,398
continuing operations	118,098	121,398
discontinued operations	5,703	—

Excluding discontinued operations (MedQuist in 2007), the total number of employees of the Philips Group was 121,398 at the end of 2008, compared to 118,098 at the end of 2007. Approximately 47% were employed in the Lighting sector, due to the still relatively strong vertical integration in this business. Some 29% were employed in the Healthcare sector and approximately 14% of the workforce was employed in the Consumer Lifestyle sector.
Employees per sector

in FTEs	at the end of
	2007	2008

Healthcare	29,191	35,551
Consumer Lifestyle	23,397	17,346
Lighting	54,323	57,166
Innovation & Emerging Businesses	5,888	5,324
Group Management & Services	5,299	6,011

	118,098	121,398
Discontinued operations	5,703	—

	123,801	121,398

The main increase in employee numbers in 2008 was due to acquisitions, which added 12,673 employees. The main acquisition-related increases were within Healthcare (mainly Respironics) and Lighting (Genlyte).
This increase was partially reduced by the divestments in Consumer Lifestyle, primarily the North America television activities and the sale of Set-Top Boxes. Additionally, restructuring and business optimization projects resulted in personnel reductions across all sectors, mainly within Consumer Lifestyle and Lighting.

Employees per market cluster

in FTEs	at the end of
	2007	2008

Western Europe	40,244	37,452
North America	21,682	31,336
Other mature markets	1,850	1,633

Mature markets	63,776	70,421
Key emerging markets	33,377	32,084
Other emerging markets	20,945	18,893

	118,098	121,398
Discontinued operations	5,703	—

	123,801	121,398

Approximately 58% of Philips’ workforce is located in mature markets, with 42% in emerging markets. In 2008, the number of employees in mature markets increased, largely as a result of the Genlyte and Respironics acquisitions. This increase was partly offset by restructuring programs across all sectors. Key emerging markets saw a reduction in employee numbers as additional headcount from the Healthcare acquisitions in China, India and Brazil was offset by the divestment of HTP Optics, the sale of the Television factory in Juarez (Mexico) and a reduction of employees due to lower factory production. The employee decrease in other emerging markets was largely due to low year-end production volumes in Hungary and the Lamps and Lighting Electronics factory in Poland.

Average sales per employee 1)	2007	2008

In thousand of euros	224	209

1)	Annual sales divided by the monthly average number of FTEs.
Sales per employee decreased from EUR 224,000 in 2007 to EUR 209,000 in 2008, affected by 3% unfavorable currency movements compared to 2007.
Adjusted for the 3% adverse foreign currency impact in 2008, sales per employee declined 4%, largely due to Consumer Lifestyle, caused by a sharp decline in sales in the second half of the year, as well as Healthcare and Innovation & Emerging Businesses. The decline was partly mitigated by increases in Lighting and Group Management & Services.
Liquidity and capital resources
Cash Flows provided by continuing operations
Condensed consolidated statements of cash flows for the years ended December 31, 2007 and 2008 are presented below:

in millions of euros	2007 1)	2008

Cash flows from operating activities:
Net income (loss)	4,160	(186)
(Income) loss discontinued operations	433	8
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(3,074)	1,673

Net cash provided by operating activities	1,519	1,495
Net cash provided by (used for) investing activities	3,930	(3,101)

Cash flows before financing activities2)	5,449	(1,606)
Net cash used for financing activities	(2,368)	(3,575)

Cash provided by (used for) continuing operations	3,081	(5,181)
Net cash provided by (used for) discontinued operations	(115)	(37)
Effect on changes in exchange rates on cash positions	(112)	(39)

Total changes in cash and cash equivalents	2,854	(5,257)
Cash and cash equivalents at beginning of year	6,023	8,877
Less cash and cash equivalents at end of year — discontinued operations	108	—

Cash and cash equivalents at end of year — continuing operations	8,769	3,620

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

2)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.

Cash flows from operating activities
Net cash from operating activities amounted to EUR 1,495 million in 2008, slightly lower than the EUR 1,519 million cash flows generated in 2007. A decline in sales-driven earnings in Consumer Lifestyle was largely offset by lower working capital requirements in most sectors and the positive cash contributions from acquisitions.
Cash flows from investing activities
Cash flows from investing activities were an outflow of EUR 3,101 million in 2008, due to EUR 5,316 million cash used for acquisitions and EUR 722 million used for net capital expenditures, partly offset by EUR 2,937 million of inflows received mainly from the sale of other non-current financial assets (mainly TSMC).
2007 cash flows from investing activities amounted to an inflow of EUR 3,930 million as a result of EUR 6,130 million of proceeds, mainly from the sale of other non-current financial assets (notably TSMC) and businesses (notably LG Display), partly offset by cash used for acquisitions (EUR 1,502 million) and net capital expenditures (EUR 698 million).
Cash flows from operating activities and net capital expenditures

in millions of euros	2007 1)	2008

Cash flows from operating activities	1,519	1,495
Net capital expenditures	(698)	(722)

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.
Net capital expenditures
Net capital expenditures totaled EUR 722 million in 2008, EUR 24 million higher than in 2007, mainly due to acquisition-driven investment increases in Healthcare, as well as higher investments in solid-state lighting at Lighting. These higher investments were partly offset by higher proceeds from the sale of real estate within Group Management & Services.
Cash flows from acquisitions, divestments and derivatives

in millions of euros	2007	2008

Divestments & derivatives	6,130	2,937
Acquisitions	(1,502)	(5,316)

Acquisitions
In 2008, a total of EUR 5,316 million cash was used for acquisitions, mainly for Respironics (EUR 3,196 million), Genlyte (EUR 1,805 million) and VISICU (EUR 198 million).
In 2007, cash disbursements amounting to EUR 1,502 million were used for acquisitions, notably for PLI (EUR 561 million) and Color Kinetics (EUR 515 million), as well as for DLO, Health Watch, TIR Systems, Raytel Cardiac Services and Emergin.
Divestments and derivatives
Cash proceeds of EUR 1,831 million and EUR 37 million were received from the final sale of stakes in TSMC and D&M Holdings respectively. Additionally, the sale of shares in LG Display generated EUR 670 million cash. The maturing of derivatives led to a net cash inflow of EUR 337 million.
In 2007, EUR 4,105 million in cash was received from the sale of other non-current financial assets, primarily related to TSMC, while EUR 1,640 million cash was generated by the sale of interests in businesses, including the sale of 46.4 million shares in LG Display. The maturing of currency hedges led to a net cash inflow of EUR 385 million.
Cash flows from financing activities
Net cash used for financing activities in 2008 was EUR 3,575 million. The impact of changes in debt was an increase of EUR 380 million, including the issuance of EUR 2,053 million of bonds, offset by bond repayments amounting to EUR 1,691 million. Also, Philips’ shareholders were paid EUR 720 million in the form of a dividend payment. Additionally, net cash outflows for share repurchases totaled EUR 3,257 million. This included a total of EUR 3,298 million related to the repurchases of shares for cancellation. The cash outflows were partially offset by a net cash inflow of EUR 41 million due to the exercise of stock options.

In 2007, net cash used for financing activities totaled EUR 2,368 million. The impact of changes in debt was a reduction of EUR 281 million, including a EUR 113 million repayment of long-term bank borrowings. Furthermore, Philips’ shareholders were paid EUR 659 million as a dividend payment. Net cash outflows for share repurchases totaled EUR 1,448 million. This included EUR 810 million related to hedging of obligations under the long-term employee incentive and employee stock purchase programs and a total of EUR 823 million related to the repurchases of the shares for cancellation. These cash outflows were partially offset by a net cash inflow of EUR 161 million due to the exercise of stock options.
Cash flows from discontinued operations
In 2008, EUR 37 million cash was used by discontinued operations, the majority of which related to tax payments in connection with the 2006 sale of Philips’ majority stake in the Semiconductors business.
In 2007, EUR 115 million cash was used by discontinued operations, the majority of which was due to tax payments related to the Semiconductors business and operating cash flows of MedQuist in 2007.
Financing
The consolidated balance sheet information for the years 2008 and 2007 is presented below:
Condensed consolidated balance sheet information

in millions of euros	2007 1)	2008

Intangible assets	6,289	11,676
Property, plant and equipment	3,180	3,484
Inventories	3,146	3,371
Receivables	9,500	9,275
Accounts payable and other liabilities	(7,799)	(8,625)
Provisions	(3,089)	(3,969)
Other non-current financial assets	3,183	1,331
Equity-accounted investees	1,886	284
Assets of discontinued operations	333	—
Liabilities of discontinued operations	(157)	—

	16,472	16,827
Cash and cash equivalents	8,769	3,620
Debt	(3,557)	(4,158)

Net cash (debt)	5,212	(538)
Minority interests	(42)	(46)
Stockholders’ equity	(21,642)	(16,243)

	(16,472)	(16,827)

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.
Cash and cash equivalents
In 2008, cash and cash equivalents declined by EUR 5,149 million to EUR 3,620 million at year-end. The share buyback program led to a cash outflow of EUR 3,298 million while a dividend of EUR 720 million was paid. Furthermore, cash outflows for acquisitions were EUR 5,316 million, partially compensated by EUR 2,600 million in cash proceeds from divestments. In addition, cash flow from operations amounted to EUR 1,495 million, partly offset by unfavorable currency changes within cash and cash equivalents of EUR 39 million.
In 2007, cash and cash equivalents increased by EUR 2,883 million to EUR 8,769 million at the end of the year. The share buyback program led to a cash outflow of EUR 1,609 million. Furthermore a dividend of EUR 659 million was paid. Cash outflows for acquisitions amounted to EUR 1,502 million, partially offset by cash proceeds received from divestments of EUR 5,745 million. The cash flows from operations amounted to EUR 1,519 million, partly compensated by an unfavorable impact from currency changes of EUR 112 million which impacted cash and cash equivalents.

Debt position
Total debt outstanding at the end of 2008 was EUR 4,158 million, compared with EUR 3,557 million at the end of 2007.
Changes in debt are as follows:

in millions of euros	2007	2008

New borrowings	(29)	(2,088)
Repayments	310	1,708
Consolidation and currency effects	31	(221)

Total changes in debt	312	(601)

In 2008, total debt increased by EUR 601 million. During the year, Philips repaid EUR 1,691 million of bonds. Repayments under capital leases amounted to EUR 28 million, while EUR 5 million was used to reduce other long-term debt. These reductions were more than offset by new borrowings which totaled EUR 2,088 million.
In March, Philips issued EUR 2,053 million of corporate bonds, thereby significantly extending the overall maturity profile. New borrowings under capital leases totaled EUR 31 million in the year. Other changes resulting from consolidation and currency effects led to an increase of EUR 221 million.
In 2007, total debt decreased by EUR 312 million. Philips repaid EUR 113 million of bank facilities; repayments under capital leases amounted to EUR 24 million; and EUR 15 million resulted from reductions in other long-term debt. Repayments under short-term debt totaled EUR 158 million. New borrowings totaled EUR 29 million. Other changes resulting from consolidation and currency effects led to a reduction of EUR 31 million.
Long-term debt as a proportion of the total debt stood at 83% at the end of 2008 with average remaining term of 10.9 years, compared to 34% at the end of 2007.
Net debt to group equity
Net debt (cash) to group equity 3)

in billions of euros	2007 1)	2008

Net debt (cash)	(5.2)	0.5
Group equity 2)	21.7	16.3
Ratio	(32):132	3:97

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

2)	Stockholders’ equity and minority interests

3)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
Philips ended 2008 in a net debt position (cash and cash equivalents, net of debt) of EUR 538 million, compared to a net cash position of EUR 5,212 million at the end of 2007.
Stockholders’ equity
Stockholders’ equity declined by EUR 5,399 million in 2008 to EUR 16,243 million at December 31, 2008. The decrease was mainly attributable to share repurchase programs for capital reduction purposes, as well as the hedging of long-term incentive and employee stock purchase programs, reducing equity by EUR 3,298 million. The dividend payment to shareholders in 2008 further reduced equity by EUR 720 million. Additionally a EUR 1,539 million decrease related to total changes in comprehensive income, net of tax. The decrease was partially offset by EUR 158 million related to re-issuance of treasury stock and share-based compensation plans.
Stockholder’s equity decreased by EUR 1,321 million in 2007 to EUR 21,642 million at December 31, 2007. Share repurchase programs for capital reduction purposes and the hedging of long-term incentive and employee stock purchase programs resulted in a EUR 1,633 million reduction of equity. The dividend payment to shareholders in 2007 further reduced equity by EUR 659 million. The decrease was partially offset by EUR 305 million related to re-issuance of treasury stock and share-based compensation plans and a further EUR 666 million increase, related to total changes in comprehensive income, net of tax.
The number of outstanding common shares of Royal Philips Electronics at December 31, 2008, was 923 million (2007: 1,065 million).
At the end of 2008, the Company held 47.6 million shares in treasury to cover the future delivery of shares. This was in connection with the 65.5 million rights outstanding at the end of 2008 under the Company’s long-term incentive plan and convertible personnel debentures. At the end of 2008, the Company held 1.9 million shares for cancellation.

At the end of 2007, the Company held 52.1 million shares in treasury to cover the future delivery of shares. This was in connection with the 61.4 million rights outstanding at year-end 2007 under the Company’s long-term incentive plans and convertible personnel debentures. At the end of 2007, the Company held 25.8 million shares for cancellation. Treasury shares are accounted for as a reduction of stockholders’ equity.
Liquidity position
Including the company’s net debt (cash) position (cash and cash equivalents, net of debt), listed available for-sale securities, listed equity-accounted investees, as well as its USD 2.5 billion commercial paper program supported by the revolving credit facility, the company had access to net available liquidity resources of EUR 2,395 million as of December 31, 2008, compared to EUR 11,374 million one year earlier.

in millions of euros	2007	2008

Cash and cash equivalents	8,769	3,620
Commited revolving credit facility/CP program	1,698	2,274
Short-term debt	(2,345)	(717)

Short-term available liquidity	8,122	5,177
Available-for-sale securities at market value	1,776	599
Main listed investments in equity-accounted investees at market value	2,688	60
Long-term debt	(1,212)	(3,441)

Net available liquidity resources	11,374	2,395

The fair value of the Company’s listed available-for-sale securities, based on quoted market prices at December 31, 2008, amounted to EUR 599 million, of which EUR 558 million related to LG Display and EUR 29 million related to Pace Micro Technology.
The Company has a lock-up period associated with the sale of shares in Pace Micro Technology that expires on April 21, 2009. The sale of TSMC shares contributed the majority of the decrease in available-for-sale securities.
Philips’ shareholdings in its main listed equity-accounted investees had a fair value of EUR 60 million based on quoted market prices at December 31, 2008, and consisted primarily of the Company’s holdings in TPV Technology. The Company transferred LG Display from equity-accounted investees to available-for-sale securities effective March 1, 2008 as Philips was no longer able to exercise significant influence. The decline in the value of LG Display holding was due to the sale of 24 million shares, as well as the sharp decline in the stock price in 2008.
Philips has a USD 2.5 billion commercial paper program, under which it can issue commercial paper up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. There is a panel of banks, in Europe and in the US, which service the program. When Philips wants to fund through the commercial paper program, it contacts the panel of banks. The interest is at market rates prevailing at the time of issuance of the commercial paper. There is no collateral requirement in the commercial paper program. Also, there are no limitations on Philips’ use of the program, save for market considerations, such as that the commercial paper market itself is not open.
If this were to be the case, Philips’ USD 2.5 billion committed revolving credit facilities could act as back-up for short-term financing requirements that normally would be satisfied through the commercial paper program. The USD 2.5 billion revolving credit facility does not have a material adverse change clause, has no financial covenants and does not have credit-rating-related acceleration possibilities. The revolving credit facility is allocated among 26 banks headquartered in Organization for Economic Co-operation and Development (OECD) countries. As of December 31, 2008, Philips did not have any commercial paper outstanding.
In addition to the USD 2.5 billion revolving credit facility, Philips has a EUR 500 million standby roll-over loan agreement in place. The availability of EUR 450 million out of this EUR 500 million is committed until April 29, 2010. As of December 31, 2008, Philips did not have any loans outstanding under these facilities.
As of December 31, 2008 Philips had an undrawn committed bilateral loan of EUR 250 million in place which was fully drawn in January 2009.
As at December 31, 2008, Philips had total cash and cash equivalents of EUR 3,620 million; Philips pools cash from subsidiaries to the extent legally and economically feasible. Cash in subsidiaries is not necessarily freely available for alternative uses due to possible legal or economic restrictions. The amount of cash not immediately available is not considered material for Philips to meet its cash obligations. Philips had a total debt position of EUR 4,158 million at year-end 2008.

The year 2007
•	In 2007 we accelerated the transformation of Philips into a market-focused, people-centric company capable of delivering sustained profits.

•	We invested a total of EUR 1.5 billion in acquiring high-growth, high-margin businesses to strengthen our leadership position in promising markets and to gain access to new markets.

•	At the end of 2007, we announced the two largest acquisitions in recent company history, Genlyte and Respironics. The integration of these highly profitable companies is in line with our Vision 2010 strategy.

•	In 2007 we further reduced our shareholdings in LG Display and TSMC to 19.9% and 5.0% respectively, generating cash inflows of EUR 5.4 billion and a gain of over EUR 3 billion.

•	We bought back shares for EUR 1.6 billion and returned EUR 0.6 billion cash to our shareholders via the annual dividend payment.
Key data

in millions of euros, except for the per common share data & FTE	2006 1)	2007 1)

Sales	26,682	26,793

Income from operations (IFO)	1,198	1,841
as a % of sales	4.5	6.9

Adjusted Income from operations (Adjusted IFO) 2)	1,383	2,054
as a % of sales	5.2	7.7

Financial income and expenses	28	2,613

Income tax expense	(166)	(619)

Results equity-accounted investees	(157)	763

Minority interests	(4)	(5)

Income from continuing operations	899	4,593
Income (loss) from discontinued operations	4,482	(433)

Net income	5,381	4,160
Per common share (in euro) — basic	4.58	3.83
Per common share (in euro) — diluted	4.55	3.79

Net operating capital (NOC) 2)	8,473	10,529

Cash flows before financing activities 2)	(2,472)	5,449
Employees (FTE)	121,732	123,801
of which discontinued operations	6,640	5,703

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

2)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
In 2007 the Philips Group achieved comparable sales growth of 5%. However, because of a 3% negative currency effect and the impact of acquisitions and divestments, nominal sales remained stable compared to 2006.
Comparable sales growth was realized by all sectors, with Lighting (6%) delivering particularly strong growth. Comparable sales growth at Consumer Lifestyle was 4%, limited by market share losses in Television in the first half of 2007, especially in the US. At Healthcare, comparable sales increased by 4%, despite a softening of the imaging market in the US, due in part to the impact of the Deficit Reduction Act, and in Japan.
Sales growth was particularly strong in emerging markets, which will continue to be increasingly important to Philips. Emerging markets, most notably China, Russia and India, contributed 60% to our comparable sales increase in value, while accounting for 30% of total revenues.
IFO amounted to EUR 1,841 million, compared to EUR 1,198 million in 2006.
The Group’s adjusted IFO improved by EUR 671 million and amounted to EUR 2,054 million, or 7.7% of sales, the highest margin in recent years, up from 5.2% in 2006. The higher results were primarily driven by Lighting and Consumer Lifestyle, which achieved adjusted IFO margins of 11.9% and 6.4% respectively. Additionally, the EUR 146 million cost reduction in the Group Management & Services sector contributed significantly to the earnings improvement. The increase in adjusted IFO was also attributable to a EUR 256 million product liability charge in 2006.
Income from continuing operations amounted to EUR 4,593 million, an increase of EUR 3,694 million compared to 2006. The improvement was driven by EUR 671 million higher adjusted IFO and EUR 2,585 million increased financial income, primarily due to the sale of shares in TSMC. Income tax charges were EUR 453 million higher, at an effective tax rate of 13.9% in 2007 compared to 13.5% in 2006. Results of equity-accounted investees improved by EUR 920 million, including a EUR 508 million non-taxable gain from the sale of shares of LG Display and a EUR 456 million improvement in that company’s operational results.

Income from discontinued operations showed a loss of EUR 433 million, mainly due to MedQuist-related impairment charges, taking into account cumulative foreign currency translation differences. In 2006, income from discontinued operations included a total gain of EUR 4,283 million from the sale of Philips’ majority stake in Semiconductors.
Net income for the Group resulted in a profit of EUR 4,160 million, or EUR 3.83 per share.
Cash flows before financing activities increased by EUR 7.9 billion, largely due to increased cash flows from operating activities, higher inflows from the sale of stakes in TSMC and LG Display, and lower cash outflows for acquisitions.
Performance of the Group
Sales
In percentage terms, the composition of sales growth in 2007, compared to 2006, was as follows:
Sales growth composition 2007 versus 2006

in %			consoli-
	comparable	currency	dation	nominal
	growth 1)	effects	changes	growth

Healthcare	3.7	(5.2)	2.7	1.2
Consumer Lifestyle	3.8	(2.4)	0.3	1.7
Lighting	6.0	(3.1)	8.6	11.5
Innovation and Emerging Business	38.4	(3.1)	(96.5)	(61.2)
Group Management & Services	30.8	(2.3)	(10.5)	18.0

Philips Group	4.9	(3.3)	(1.2)	0.4

1)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
Group sales grew by 5% on a comparable basis to EUR 26,793 million in 2007. However, because of a 3% negative currency effect and a negative net impact of acquisitions and divestments, mainly due to the divestment of Optical Storage and Mobile Phones, nominal sales remained stable year-over-year.
The comparable sales growth was driven by all market clusters and all sectors, and was particularly strong at Lighting (6.0%).
The increase in Lighting sales was mainly attributable to solid growth in energy-efficient lighting within the Lamps and Luminaires businesses.
Consumer Lifestyle’s growth (3.8%) was driven by double-digit sales growth in the former Domestic Appliances businesses, and was visible throughout all market clusters, with especially strong growth rates in emerging markets. The growth was partially offset by a slight decline in Television.
Healthcare’s growth (3.7%) was led by Clinical Care Systems and Customer Services. Overall sales growth was tempered by a decline at Imaging Systems, primarily due to a softening of the market in the US (including the effect of the Deficit Reduction Act) and Japan.
Earnings
In 2007, Philips’ gross margin of EUR 9,223 million, or 34.4% of sales, represented an improvement of EUR 976 million compared to 2006 (EUR 8,247 million, or 30.9%). Adjusted for the product liability charge in 2006 (EUR 256 million), gross margin improved from 31.9% of sales to 34.4%. This improvement was primarily driven by higher gross margins at Healthcare and Lighting.
Selling expenses increased from EUR 4,655 million in 2006 to EUR 4,980 million in 2007, largely due to higher expenditures at Lighting and Consumer Lifestyle, both partly related to acquisitions and higher sales. As a percentage of sales, selling expenses increased from 17.4% in 2006 to 18.6% in 2007, mainly attributable to Lighting (mostly due to acquisitions) and Healthcare.
Research and development costs (EUR 1,629 million, or 6.1% of sales) declined slightly compared to 2006 (EUR 1,659 million, or 6.2% of sales), as lower expenditures at Consumer Lifestyle, mainly related to the divestment of Mobile Phones, offset increased investments in Healthcare, Lighting and Innovation & Emerging Businesses.
General and administrative expenses (EUR 919 million) declined by 5% compared to 2006 (EUR 969 million), largely as a result of lower pension costs and reduced overhead costs in corporate and regional organizations, following the simplification of the regional management structure. As a percentage of sales, G&A costs declined from 3.6% in 2006 to 3.4% in 2007.
The following overview shows sales, IFO and adjusted IFO according to the 2008 sector classification.

in millions of euros	2007 1)
			as a % of	adjusted
	sales	IFO	sales	IFO 2)	as a % of sales

Healthcare	6,638	713	10.7	862	13.0
Consumer Lifestyle	13,330	832	6.2	848	6.4
Lighting	6,093	675	11.1	722	11.9
Innovation and Emerging Business	535	(82)	(15.3)	(81)	(15.1)
Group Management & Services	197	(297)	—	(297)	—

Philips Group	26,793	1,841	6.9	2,054	7.7

1)	Group and Healthcare financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

2)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.

in millions of euros	2006 1)
			as a % of	adjusted
	sales	IFO	sales	IFO 2)	as a % of sales

Healthcare	6,562	713	10.9	857	13.1
Consumer Lifestyle	13,108	683	5.2	692	5.3
Lighting	5,466	577	10.6	608	11.1
Innovation and Emerging Business	1,379	(76)	(5.5)	(75)	(5.4)
Group Management & Services	167	(699)	—	(699)	—

Philips Group	26,682	1,198	4.5	1,383	5.2

1)	Group and Healthcare financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

2)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
In 2007, IFO increased by EUR 643 million compared to 2006, to EUR 1,841 million or 6.9% of sales. Excluding the EUR 256 million product liability charge which was recognized in 2006, IFO profitability improved by 1.5% in relation to sales, driven by the improved performance of Lighting, Consumer Lifestyle and Group Management & Services.
Total adjusted IFO for the Group increased from EUR 1,383 million, or 5.2% of sales, in 2006 to EUR 2,054 million, or 7.7% of sales, in 2007, exceeding the Group’s profitability target of 7.5%.
The main drivers of the year-on-year adjusted IFO improvement were the strong, mainly sales-driven performance at Consumer Lifestyle (EUR 156 million) and higher earnings at Lighting (EUR 114 million), as a result of higher sales across almost all businesses and a lower loss in the fluorescent-based LCD Backlighting business. Excluding the EUR 256 million negative impact of product liability charges in 2006, Group Management & Services’ result improved by EUR 146 million due to reduced corporate and regional costs as well as lower pension and brand campaign costs.
Healthcare’s adjusted IFO of EUR 862 million represented a slight increase compared to 2006.
Higher earnings at Customer Services, Clinical Care Systems and Healthcare Informatics and Patient Monitoring were partly offset by lower earning at Imaging Systems, largely as a consequence of lower sales. However, the sector fell short of its 2007 target of 14-15% adjusted IFO profitability, almost entirely due to the challenging nature of the imaging market in 2007, especially in the US, which was affected by the Deficit Reduction Act. The 2007 adjusted IFO included EUR 8 million acquisition-related charges for Intermagnetics, whereas EUR 78 million post-merger integration costs and purchase-accounting charges related to the acquisitions of Witt Biomedical and Intermagnetics were included in 2006.
Consumer Lifestyle’s adjusted IFO increase of EUR 156 million compared to 2006 was primarily driven by strong sales growth, supported by the full-year contribution of Avent, and rapid expansion in emerging markets with stable margins. A sales decline and high margin pressure at Television, particularly in North America, were more than offset by higher adjusted IFO in the other businesses, most notably Peripherals & Accessories and Audio & Video Multimedia. In addition, effective cost management supported the adjusted IFO profitability increase of 1.1% of sales compared to 2006. All Consumer Lifestyle businesses supported the overall year-on-year improvement, both in nominal terms and as a percentage of sales.

Lighting’s adjusted IFO improved to EUR 722 million, or 11.9% of sales, mainly due to higher earnings in Lamps, Lumileds, Professional Luminaires and additional adjusted IFO from the acquisition of Partners in Lighting International (PLI). The exit from the loss-making fluorescent lamp-based LCD backlighting business at the beginning of 2007 also added to the adjusted IFO improvement.
The adjusted IFO loss at Innovation & Emerging Businesses amounted to EUR 81 million, compared to a loss of EUR 75 million in 2006. Adjusted IFO in 2006 included an aggregated gain of EUR 76 million on the divestment of several businesses within Corporate Investments and Corporate Technologies. In 2007, adjusted IFO improved due to EUR 44 million higher license income.
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
Total pension costs

in millions of euros	2006	2007

Total pension costs	(155)	(111)
of which operating sectors	(93)	(99)
of which Group Management & Services	(62)	(12)

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
Restructuring charges
In 2007, IFO included a net charge of EUR 37 million for restructuring.
Restructuring charges

in millions of euros	2006	2007

Healthcare	14	1
Consumer Lifestyle	25	8
Lighting	48	28
Innovation & Emerging Business	—	1
Group Management & Services	—	4
Reduction of excess provisions	(5)	(5)

	82	37

The most significant new restructuring projects in 2007 were related to Lighting and consisted mainly of the exit from the fluorescent lamp-based LCD backlighting business and several projects in the Lamps business.
The Company’s remaining restructuring in 2007 covered a number of smaller projects.
The most significant restructuring projects in 2006 were Healthcare’s transfer of the production of SPECT cameras from Milpitas to Cleveland, the restructuring of the Klagenfurt site (Austria) within Consumer Lifestyle, and a reduction of the fixed cost base and the creation of a more diverse and flexible supply base in Consumer Lifestyle. Other projects included the reallocation of parts of the Lighting activities in Weert (Netherlands) to low-cost areas, the relocation in Mexico of all Juarez Lighting-plant activities to the Monterrey plant, and Lighting’s relocation of the standard Lead in Wire business from Deurne (Netherlands) to Poland.

Financial income and expenses
Financial income and expenses consist of:

in millions of euros	2006	2007

Interest expenses (net)	(189)	(43)
Sales of securities	—	2,549
Value adjustments on securities	(77)	(36)
Other	294	143

	28	2,613

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
The value adjustments on securities of EUR 36 million in 2007 was related to an impairment of JDS Uniphase prior to the sale. 2006 included losses of EUR 77 million resulting from an impairment of the available-for-sale holding in TPO Display.
Other financial income of EUR 143 million in 2007 included a cash dividend of EUR 128 million from TSMC and a EUR 12 million gain related to the revaluation of the convertible bond received from TPV Technology.
In 2006, other financial income of EUR 294 million included a cash dividend of EUR 223 million from TSMC, a gain of EUR 97 million upon the designation of the TSMC stock dividend as trading securities, and a gain of EUR 29 million as a result of an increase in the fair value of these trading securities. This was partially offset by EUR 61 million losses due to a decline in the fair value of the share option within a convertible bond received from TPV Technology.
Income taxes
Income taxes amounted to EUR 619 million, compared to EUR 166 million in 2006. The tax burden in 2007 corresponded to an effective tax rate of 13.9% on pre-tax income, compared to 13.5% in 2006.
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

in millions of euros	2006	2007

Company’s participation in income (loss)	(180)	271
Results on sales of shares	79	514
Gains arising from dilution effects	14	—
Investment impairment and guarantee charges	(70)	(22)

	(157)	763

The Company’s participation in the net income of equity-accounted investees increased from a loss of EUR 180 million in 2006 to a profit of EUR 271 million in 2007, mainly due to higher earnings at LG Display. Philips’ share in LG Display’s operational results in 2007 improved by EUR 456 million compared to 2006, resulting in a profit of EUR 260 million, compared to a loss of EUR 196 million in 2006.
Earnings from the sale of shares mainly consisted of the EUR 508 million non-taxable gain on the sale of a 13% stake in LG Display, reducing Philips’ shareholding from 32.9% to 19.9%. In 2006, a EUR 76 million non-taxable gain was recognized on the sale of the remaining 8.4 million shares of common stock in FEI, which reduced Philips’ shareholding from 24.8% to zero.
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
Discontinued operations
Philips reports the results of Mobile Display Systems, Semiconductors and the MedQuist business separately as discontinued operations. Consequently, the related results, including transaction gains and losses, are shown separately in the financial statements under Discontinued operations.
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
Net income
In 2007, income from continuing operations amounted to EUR 4,593 million, an increase of EUR 3,694 million compared with 2006. The improvement was driven by EUR 643 million higher IFO and a EUR 2,585 million increase in financial income, primarily due to the sale of shares in TSMC. The EUR 453 million higher income tax charges were more than offset by a EUR 920 million increase in results relating to equity-accounted investees, which included a EUR 508 million gain on the sale of shares of LG Display as well as a EUR 456 million increase in that company’s operational results.
The loss from discontinued operations amounted to EUR 433 million, mainly due to the aforementioned MedQuist related losses, whereas 2006 included a total gain of EUR 4,283 million from the sale of a majority stake in the Semiconductors division.
Net income for the Group showed a profit of EUR 4,160 million, or EUR 3.83 per common share, compared to EUR 5,381 million, or EUR 4.58 per common share, in 2006.

Performance by sector
Healthcare

Key data
in millions of euros, except for FTE data	2006 1)	2007 1)

Sales	6,562	6,638

Sales growth
% increase, nominal	9	1
% increase, comparable 2)	8	4

Adjusted IFO 2)	857	862
as a % of sales	13.1	13.0

Income from operations (IFO)	713	713
as a % of sales	10.9	10.7

Net operating capital (NOC) 2)	4,699	4,802

Cash flows before financing activities 2)	(1,003)	236

Employees (FTEs)	27,223	29,191

1)	Healthcare financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

2)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
Sales in 2007 totaled EUR 6,638 million, a stable nominal performance compared to 2006. Excluding the 3% positive impact of portfolio changes and the 5% unfavorable currency effect, comparable sales growth was 4%. Particularly strong growth in Clinical Care Systems and Customer Services was partly offset by the decline in Imaging Systems which was negatively affected by the continued softening of the imaging market in the US, in part a result of the impact of the Deficit Reduction Act, and in Japan.

Sales per market cluster
in millions of euros	2006	2007

Western Europe	1,704	1,767
North America	3,167	3,215
Other mature markets	642	559

Total mature markets	5,513	5,541
Key emerging markets	624	653
Other emerging markets	425	444

	6,562	6,638

From a regional perspective, single-digit comparable sales growth was achieved in the mature markets, including North America, which generated double-digit growth in all businesses except Imaging Systems. The key emerging markets experienced double digit comparable growth, with particularly strong performance in India and solid growth in China and Latin America.
Adjusted IFO amounted to EUR 862 million or 13.0% of sales in 2007, compared to EUR 857 million or 13.1% in 2006. Compared to 2006, higher earnings at Clinical Care Systems, Customer Services, and Healthcare Informatics and Patient Monitoring were largely offset by lower sales-driven earnings at Imaging Systems, partly due to the impact of the Deficit Reduction Act.
IFO was stable in 2007 compared to 2006, amounting to EUR 713 million.
Cash flows before financing activities included net payments totaling EUR 245 million, mainly for the acquisitions of Emergin, VMI, Health Watch and Raytel Cardiac in 2007, while 2006 included acquisition-related cash outflows of EUR 1,686 million, for Intermagnetics, Lifeline Systems and Witt Biomedical. Excluding these acquisition-related disbursements, cash flows before financing activities were EUR 202 million below 2006, mainly due to higher working capital requirements and increased capital expenditures.

Consumer Lifestyle

Key data
in millions of euros, except for FTE data	2006	2007

Sales	13,108	13,330
of which Television	6,559	6,270

Sales growth
% increase (decrease), nominal	4	2
% increase (decrease), comparable 1)	6	4
Sales growth excl. Television
% increase (decrease), nominal	0	8
% increase (decrease), comparable 1)	(3)	10

Adjusted IFO 1)	692	848
of which Television	155	(68)
as a % of sales	5.3	6.4

IFO	683	832
of which Television	155	(68)
as a % of sales	5.2	6.2

Net operating capital (NOC) 1)	910	890
of which Television	(185)	(255)

Cash flows before financing activities1)	(39)	772
of which Television	207	(41)

Employees (FTEs)	24,419	23,397
of which Television	7,262	6,855

1)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
Sales totaled EUR 13,330 million in 2007, reflecting a nominal increase of 2% compared to 2006. Adjusted for unfavorable currency effects of 2%, comparable sales increased 4%. Year-on-year sales growth was delivered by all businesses except Television, which suffered from challenging market conditions and a loss of market share in the first half of 2007. The sales decline at Television was due to the positive effect, in 2006, of soccer’s World Cup, as well as increased competition and price pressure in Flat TV, the latter particularly in the US. However, in the second half of 2007 Television showed 10% comparable growth.

Sales per market cluster
in millions of euros	2006	2007

Western Europe	5,382	5,739
North America	3,019	2,717
Other mature markets	302	351

Total mature markets	8,703	8,807
Key emerging markets	2,582	2,441
Other emerging markets	1,823	2,082

	13,108	13,330

From a geographical perspective, sales growth was strong in Europe and the emerging markets in Asia Pacific, particularly China and India, driven by increases in all businesses. Sales declined in North America and Latin America, primarily due to Television.
Compared to 2006, adjusted IFO increased by EUR 156 million to EUR 848 million, reaching 6.4% of sales in 2007. The year-on-year earnings rise was largely driven by higher sales and tight cost management in all businesses except Television, which was affected by significant margin pressure, particularly in the US.
IFO increased by EUR 149 million to EUR 832 million (6.2% of sales) in 2007, compared to EUR 683 million (5.2% of sales) in 2006.
Consumer Lifestyle generated EUR 772 million cash flows before financing activities, significantly above last year due to the EUR 689 million net cash payment for the acquisition of Avent in 2006. Excluding this acquisition-related outflow, EUR 122 million higher cash flow was generated thanks to higher earnings.

Lighting

Key data
in millions of euros, except for FTE data	2006	2007

Sales	5,466	6,093

Sales growth
% increase , nominal	14	11
% increase, comparable 1)	8	6

Adjusted IFO 1)	608	722
as a % of sales	11.1	11.9

IFO	577	675
as a % of sales	10.6	11.1

Net operating capital (NOC) 1)	2,527	3,886

Cash flows before financing activities 1)	451	(648)

Employees (FTEs)	47,739	54,323

1)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
Lighting sales in 2007 grew 11% in nominal terms (or EUR 627 million), supported by the contribution of the acquired companies PLI and Color Kinetics. Excluding these acquisitions (8%) and the negative currency impact of 3%, comparable growth reached 6%, led by robust growth of energy-efficient lighting, primarily within Lamps and Professional Luminaires. Sales of Solid-State Lighting applications grew 281% year-on-year, reaching EUR 160 million, helped by the acquisition of Color Kinetics. Automotive Lighting and Lighting Electronics also achieved further comparable growth. However, the remaining businesses showed comparable declines, mainly due to the contracting rear-projection TV market (Special Lighting Applications).

Sales per market cluster
in millions of euros	2006	2007

Western Europe	2,022	2,436
North America	1,194	1,125
Other mature markets	343	304

Total mature markets	3,559	3,865
Key emerging markets	1,072	1,216
Other emerging markets	835	1,012

	5,466	6,093

Geographically, the sector showed strong growth in all markets clusters except North America. Emerging markets delivered particularly strong growth of 17% in currency-comparable terms, attributable to solid growth across all businesses except for Special Lighting Applications in Asia, related to the rapid contraction of the rear-projection TV market. Sales growth was notably strong in China (18%) and India (16%).
Adjusted IFO in 2007 amounted to EUR 722 million, growing by EUR 114 million year-on-year to reach 11.9% of sales, compared to EUR 608 million or 11.1% in 2006. This improvement was driven by solid earnings growth at Lamps and Professional Luminaires, additional adjusted IFO following the successful integration of PLI, and lower losses related to the fluorescent-based backlighting solutions business which we exited in Q1 2007.
IFO improved by EUR 98 million to reach EUR 675 million, or 11.1% of sales. IFO included EUR 55 million of charges, mainly restructuring charges, whereas 2006 included EUR 48 million.
Cash flows before financing included acquisition-related outflows totaling EUR 1,162 million in 2007, most notably the net payments for Partners in Lighting International (EUR 561 million) and Color Kinetics (EUR 515 million). Net capital expenditures declined by EUR 88 million compared to 2006, mainly due to higher investments in Lumileds in 2006.

Innovation & Emerging Businesses

Key data
in millions of euros, except for FTE data	2006	2007

Sales	1,379	535

Sales growth
% increase, nominal	(28)	(61)
% increase (decrease), comparable 1)	(9)	38

Adjusted IFO Corporate Technologies	(91)	(76)
Adjusted IFO Corporate Investments / Other	16	(5)

Adjusted IFO 1)	(75)	(81)
as a % of sales	(5.4)	(15.1)

IFO	(76)	(82)
as a % of sales	(5.5)	(15.3)

Net operating capital (NOC) 1)	128	246

Cash flows before financing activities 1)	(49)	(164)

Employees (FTEs)	8,832	5,888

1)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
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
Adjusted IFO in 2007 amounted to a loss of EUR 5 million. This included a total loss of EUR 4 million on the divestment of the remaining businesses within Philips Optical Storage (Automotive Playback Module), Philips Business Communication in China and Ommic, whereas 2006 included gains on divestments totaling EUR 44 million.

Group Management & Services

Key data
in millions of euros, except for FTE data	2006	2007

Sales	167	197

Sales growth
% increase, nominal	23	18
% increase, comparable 1)	14	31

Adjusted IFO Corporate and regional costs	(226)	(156)
Adjusted IFO Brand campaign	(126)	(111)
Adjusted IFO Service Units, Pensions, Other	(347)	(30)

Adjusted IFO 1)	(699)	(297)

IFO	(699)	(297)

Net operating capital (NOC) 1)	209	705

Cash flows before financing activities 1)	(1,832)	5,253

Employees (FTEs)	6,879	5,299

1)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
IFO of corporate and regional overheads improved significantly in 2007 compared to 2006, primarily as a result of the simplification of the regional management structure and lower costs related to Sarbanes-Oxley compliance, which totaled EUR 26 million in 2006.
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
On October 1, 2007, Philips completed the sale of the Finance Shared Services Centers to Infosys.
As of 2007, parts of the corporate services costs (EUR 162 million) have been allocated to the operating sectors, which drive and create value from these resources. Previous years have been restated accordingly.
Cash flows before financing activities turned from an outflow of EUR 1,832 million in 2006 to an inflow of EUR 5,232 million in 2007. This inflow was primarily attributable to cash receipts related to the sale of shares in TSMC (EUR 3,895 million) and LG Display (EUR 1,547 million). Cash flows from operating activities improved, primarily due to EUR 742 million lower pension contributions as compared to 2006.
Performance by market cluster
Philips monitors its performance on a geographical axis based on the following market clusters:
•	key emerging markets, including China, India and Latin America

•	other emerging markets, including emerging markets in Central and Eastern Europe, Russia, Ukraine and Central Asia, the Middle East and Africa, Turkey and the ASEAN zone

•	mature markets, including Western Europe, North America, Japan, Korea, Israel, Australia and New Zealand.

Sales and adjusted IFO per market cluster
In millions of euros	2006 1)			2007 1)
	sales	IFO	adjusted	sales	IFO	adjusted
			IFO 2)			IFO2)

Western Europe	9,869	944	953	10,275	1,215	1,281
North America	7,591	(154)	20	7,147	160	304
Other mature markets	1,368	32	32	1,331	41	41

Total mature markets	18,828	822	1,005	18,753	1,416	1,626
Key emerging markets	4,603	123	125	4,435	206	209
Other emerging markets	3,251	253	253	3,605	219	219

	26,682	1,198	1,383	26,793	1,841	2,054

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

2)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.
In 2007, sales growth was particularly strong in emerging markets, which will continue to be a focal area of growth for Philips. Emerging markets, most notably China, Russia and India, contributed 60% to our comparable sales increase in value, while accounting for approximately one third of total revenues.
Key emerging markets showed strong comparable growth, primarily driven by Lighting and Healthcare. This was partially offset by a 5% decline in Consumer Lifestyle.
Other emerging markets, delivered strong double-digit sales growth compared to 2006, driven by the strong performance of Consumer Lifestyle and Lighting in these countries.
Sales in Western Europe showed a solid increase on a comparable basis, visible in all sectors, most notably by good performances by Consumer Lifestyle and Lighting.
In North America, sales on a comparable basis remained stable compared to 2006. A strong performance by the former DAP businesses, driven by the successful introduction of new shaving and oral healthcare products, were more than offset by declines in former Consumer Electronics businesses, particularly Television. Moderate growth was achieved at Healthcare, despite a decline at Imaging Systems.
Adjusted IFO in mature markets in Western Europe increased by EUR 328 million, driven by Consumer Lifestyle and Lighting. The adjusted IFO improvement in North America was largely due to the EUR 256 million product liability charge in 2006. Key emerging markets generated adjusted IFO of EUR 209 million, a EUR 84 million improvement compared to 2006, mainly driven by significantly higher adjusted IFO at Lighting. Adjusted IFO declined in other emerging markets, largely due to Television.
Performance by key function
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
Key products and solutions launched in 2007 such as HeartStart MRx, Arcitec, Aurea and AmbiScene, are examples of products based on compelling user insights in Healthcare, Consumer Lifestyle and Lighting. Our progress in insight-driven innovation enables us to develop solutions which are truly differentiating in the perception of people using them. This puts us in a better position to maintain premium price levels and therefore to drive sustainable profitable growth.

Marketing expenditures
in millions of euros	2006	2007

Marketing expenditures	865	994
as a % of sales	3.3	3.7

In 2007, total Philips marketing expenditures amounted to EUR 994 million, or 3.7% of sales, compared to 3.3% of sales in 2006. The spend increases in advertising and promotion — our largest spend categories — were partly offset by efficiency gains realized in cost of infrastructure. In addition, we invested more in marketing intelligence to strengthen our understanding of end-user and customer insights.

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
The 2007 development was primarily driven by increased appreciation of our Healthcare business, which currently has the highest brand value within the Group. The Interbrand analysis showed that 35% of sales decisions in the healthcare sector are made based on brand.
Research and Development
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

Research and development expenditures
in millions of euros	2006	2007

Research and development expenditures	1,659	1,629
as a % of sales	6.2	6.1

Research and development expenditures per sector 1) 2)
in millions of euros	2006	2007

Healthcare	572	592
Consumer Lifestyle	553	492
Lighting	269	276
Innovation & Emerging Business	265	269

Philips Group	1,659	1,629

1)	Includes the write-off of acquired in-process research and development of EUR 13 million in 2007 (2006: EUR 33 million)

2)	Total R&D expenditures include costs related to external contract research, accounting for 3% and 5% of the Company’s R&D expenditures for the years 2006 and 2007, respectively.
In 2007, Philips’ invested EUR 1.6 billion, or 6.1% of sales, in research and development, slightly less than in 2006. Higher investments in Healthcare, Lighting, and Innovation & Emerging Businesses were more than offset by lower expenditures in Consumer Lifestyle, largely due to the divestment of Mobile Phones.
Healthcare’s increase in R&D investment was primarily related to the acquisition of Intermagnetics at the end of 2006. Consumer Lifestyle reduced its R&D expenditures, primarily due to the divestment of the Mobile Phones business. Lighting’s research and development costs increased slightly compared to 2006, primarily due to acquisitions. Research and development expenditures at Innovation & Emerging Businesses increased year-on-year, primarily due to higher R&D investments in the Healthcare and Lifestyle Incubators within Corporate Technologies.
In 2007, investments in innovative technologies increased, especially in energy-efficient and solid-state lighting solutions as well as in the areas of healthcare and wellness.
Philips’ strong innovation pipeline contributed significantly to the Company’s sales growth in 2007, as 56% of Group sales came from newly introduced products, mainly driven by above-average contributions from Consumer Lifestyle and Healthcare.

Employment
Change in number of employees

in FTEs	2006	2007

Position at beginning of year	159,226	121,732
Consolidation changes:
- new consolidations	4,834	6,654
- deconsolidations	(44,085)	(3,535)
Comparable change	1,757	(1,050)

Position at year-end	121,732	123,801
of which:
continuing operations	115,092	118,098
discontinued operations	6,640	5,703

Excluding discontinued operations (MedQuist in 2007 and Semiconductors in 2006), the total number of employees of the Philips Group was 118,098 at the end of 2007, compared to 115,092 at the end of 2006. Approximately 46% were employed in the Lighting sector, due to the strong vertical integration of this business, and about 23% at Healthcare. Consumer Lifestyle accounted for 20% of Philips’ workforce.

Employees per sector
	at the end of
in FTEs	2006	2007

Healthcare	27,223	29,191
Consumer Lifestyle	24,419	23,397
Lighting	47,739	54,323
Innovation & Emerging Business	8,832	5,888
Group Management & Services	6,879	5,299

	115,092	118,098
Discontinued operations	6,640	5,703

	121,732	123,801

The main employee increase in 2007 came from acquisitions made in Lighting (Partners in Lighting International, Color Kinetics), Consumer Lifestyle (Digital Lifestyle Outfitters) and in Healthcare (Health Watch and Raytel Cardiac Services).
The largest reductions in 2007 occurred due to the sale of business interests in Innovation & Emerging Businesses (most notably Optical Storage), in Consumer Lifestyle (primarily the Mobile Phones business) and in Group Management & Services (principally the Financial Shared Services operations).

Employees per market cluster
in FTEs	at the end of
	2006	2007

Western Europe	39,722	40,244
North America	22,169	21,682
Other mature markets	1,831	1,850

Mature markets	63,722	63,776
Key emerging markets	31,893	33,377
Other emerging markets	19,477	20,945

	115,092	118,098
Discontinued operations	6,640	5,703

	121,732	123,801

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

Average sales per employee 1)	2006	2007

In thousand of euros	228	224

1)	Average sales divided by the monthly average number of FTEs.
Sales per employee decreased by 2% from EUR 228,000 in 2006 to EUR 224,000 in 2007, affected by 3.3% unfavorable currency movements compared to 2006.
Adjusted for the adverse foreign currency impact in 2007, average sales per employee increased by 1%. This rise was driven by the improved performance in Consumer Lifestyle and Lighting, partly offset by declines in Healthcare, primarily due to the further vertical integration related to the acquisition of Intermagnetics, and in Innovation & Emerging Businesses related to the divestment of Optical Storage.
Liquidity and capital resources
Cash Flows provided by continuing operations
Condensed consolidated statements of cash flows for the years ended December 31, 2006 and 2007 are presented below:

in millions of euros	2006 1)	2007 1)

Cash flows from operating activities:
Net income	5,381	4,160
(Income) loss discontinued operations	(4,482)	433
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(569)	(3,074)

Net cash provided by operating activities	330	1,519
Net cash provided by (used for) investing activities	(2,802)	3,930

Cash flows before financing activities2)	(2,472)	5,449
Net cash used for financing activities	(3,715)	(2,368)

Cash provided by (used for) continuing operations	(6,187)	3,081
Net cash provided by (used for) discontinued operations	7,114	(115)
Effect on changes in exchange rates on cash positions	(197)	(112)

Total changes in cash and cash equivalents	730	2,854
Cash and cash equivalents at beginning of year	5,293	6,023
Less cash and cash equivalents at end of year — discontinued
operations	137	108

Cash and cash equivalents at end of year — continuing operations	5,886	8,769

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

2)	See “Reconciliation of non-US GAAP information” in Item 5 for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure.

Cash flows from operating activities and net capital expenditures
in millions of euros	2006 1)	2007 1)

Cash flows from operating activities	330	1,519
Net capital expenditures	(688)	(698)

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.
Cash flows from operating activities
Net cash from operating activities amounted to EUR 1,519 million in 2007, compared to cash flows of EUR 330 million in 2006. This EUR 1,189 million increase was driven by higher cash generation at Consumer Lifestyle and GM&S, due to increased earnings and lower working capital requirements. In addition, the improvement was related to a EUR 742 million reduction in pension contributions compared to 2006, which positively affected working capital.

Cash flows from investing activities
Net capital expenditures totaled EUR 698 million, broadly in line with 2006. Reduced expenditures in Lighting — mainly related to higher investments in the acquired Lumileds business in 2006 were partly offset by higher investments at Healthcare and Consumer Lifestyle. Proceeds from the sale of fixed assets were lower than in 2006.
The EUR 4,105 million proceeds from the sale of other non-current financial assets were primarily related to the further reduction of our financial holding in TSMC, which yielded EUR 3,895 million.
Additionally, EUR 1,640 million cash was generated from the sale of interests in businesses, including the sale of 46.4 million shares in LG Display, resulting in a cash inflow of EUR 1,547 million, as well as the divestments of the remaining parts of Optical Storage and Mobile Phones. Furthermore, a net amount of EUR 385 million cash was generated from maturing currency hedges.

Cash flows from acquisitions, divestments and derivatives
in millions of euros	2006	2007

Divestments & derivatives	384	6,130
Acquisitions	(2,498)	(1,502)

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
Cash flows from financing activities
Net cash used for financing activities in 2007, was EUR 2,368 million. The impact of changes in debt was a reduction of EUR 281 million, including a EUR 113 million repayment of long-term bank borrowings. Philips’ shareholders were paid EUR 659 million in dividend. Additionally, cash outflows for share repurchase totaled EUR 1,609 million. This included EUR 810 million related to hedging of obligations under the long-term employee incentive and employee stock purchase programs, and a total of EUR 823 million related to the repurchases of the shares for cancellation. Partially offsetting these cash outflows was a net cash inflow of EUR 161 million due to the exercise of stock options.
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
Cash flows from discontinued operations
In 2007, EUR 115 million cash was used by discontinued operations, the majority of which related to tax payments in connection with the 2006 sale of Philips’ majority stake in the Semiconductors business and operating cash flows of MedQuist in 2007.
In 2006, discontinued operations generated cash flows of EUR 7,114 million, predominantly related to the sale of a majority stake in the Semiconductors division, which generated EUR 7,059 million.

Financing
The consolidated balance sheet for the years 2007 and 2006 is presented below:

Condensed consolidated balance sheet
in millions of euros	2006 1)	2007 1)

Cash and cash equivalents	5,886	8,769
Receivables	9,651	9,500
Assets of discontinued operations	431	333
Inventories	2,834	3,146
Equity-accounted investees	2,974	1,886
Other non-current financial assets	8,055	3,183
Property, plant and equipment	3,084	3,180
Intangible assets	5,536	6,289

Total assets	38,451	36,286

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

in millions of euros	2006 1)	2007 1)

Accounts payables and other liabilities	8,129	7,799
Liabilities of discontinued operations	169	157
Provisions	3,281	3,089
Debt	3,869	3,557
Minority interests	40	42
Stockholders’ equity	22,963	21,642

Total liabilities and equity	38,451	36,286

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.
Cash and cash equivalents
In 2007, cash and cash equivalents from continuing operations increased by EUR 2,883 million to EUR 8,769 million at year-end. Cash proceeds from divestments amounted to EUR 5,745 million, including a net cash inflow of EUR 3,895 million as a result of the sale of shares in TSMC and EUR 1,547 million for LG Display. The share buyback programs led to a cash outflow of EUR 1,609 million. There were further cash outflows for acquisitions totaling EUR 1,502 million, mainly PLI and Color Kinetics. Furthermore, a dividend of EUR 659 million was paid. Currency changes during 2007 decreased cash and cash equivalents by EUR 112 million.
In 2006, cash and cash equivalents from continuing operations increased by EUR 743 million to EUR 5,886 million at year-end.
Cash proceeds from divestments amounted to EUR 7,218 million, including a net cash inflow of EUR 7,059 million as a result of the sale of a majority stake in the Semiconductors division. The share buyback programs led to a cash outflow of EUR 2,899 million. There were further cash outflows for acquisitions of EUR 2,498 million, mainly for Lifeline, Avent, Intermagnetics and Witt Biomedical. Furthermore, a dividend of EUR 523 million was paid. Currency changes during 2006 decreased cash and cash equivalents by EUR 197 million.
Debt position
Total debt outstanding at the end of 2007 was EUR 3,557 million, compared with EUR 3,869 million at the end of 2006.

Changes in debt are as follows:
in millions of euros	2006	2007

New borrowings	(106)	(29)
Repayments	543	310
Consolidation and currency effects	181	31

Total changes in debt	618	312

During 2007, total debt decreased by EUR 312 million. Philips repaid EUR 113 million of bank facilities; repayments under capital leases were EUR 24 million and EUR 15 million resulted from reductions in other long-term debt. Repayments under short-term debt totaled EUR 158 million. New borrowings totaled EUR 29 million. Other changes resulting from consolidation and currency effects led to a reduction of EUR 31 million.

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
Long-term debt as a proportion of the total debt stood at 34% at the end of 2007, compared to 78% at the end of 2006.
Net debt to group equity

Net debt (cash) to group equity
in billions of euros	2006 1)	2007 1)

Net debt (cash)	(2.0)	(5.2)
Group equity 2)	23.0	21.7
Ratio	(10):110	(32):132

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

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
Stockholders equity
Stockholders’ equity decreased by EUR 1,321 million to EUR 21,642 million at December 31, 2007. The decrease was mainly attributable to share repurchase programs for both capital reduction purposes and the hedging of long-term incentive and employee stock purchase programs, which reduced equity by a total of EUR 1,633 million. The dividend payment to shareholders in 2007 further reduced equity by EUR 659 million. The decrease was offset by EUR 305 million related to re-issuance of treasury stock and share-based compensation plans and a further EUR 674 million increase related to total changes in comprehensive income net of tax.
Stockholders’ equity increased by EUR 6,329 million to EUR 22,963 million at December 31, 2006. Net income contributed EUR 5,381 million, while unrealized gains on available-for-sale securities had an upward effect of EUR 4,291 million, mainly related to the changed accounting treatment of TSMC. The unrealized gain on the value of TSMC was partly offset by EUR 2,899 million due to the share repurchase programs for both capital reduction purposes and the hedging of long-term incentive and employee stock purchase programs, and by EUR 523 million due to the dividend payment to shareholders in 2006. There was a net decrease of EUR 263 million related to pension liabilities, including the effect of adoption of SFAS No. 158.
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
Liquidity position
Including the Company’s net cash position, listed available for-sale securities, trading securities and listed equity-accounted investees, as well as its USD 2.5 billion commercial paper program supported by the revolving credit facility, the Company had access to net available liquidity resources of EUR 11,374 million as of December 31, 2007
The fair value of the Company’s listed available-for-sale securities, based on quoted market prices at December 31, 2007, amounted to EUR 1,776 million, of which EUR 1,699 million related to TSMC. Philips’ shareholdings in its main listed equity-accounted investees had a fair value of EUR 2,688 million based on quoted market prices at December 31, 2007, and consisted primarily of the Company’s holdings in LG Display with a value of EUR 2,556 million and TPV Technology with a value of EUR 130 million.

As at December 31, 2007, the Company had total cash and cash equivalents of EUR 8,769 million; the Company pools cash from subsidiaries in the extent legally and economically feasible. Cash in subsidiaries is not necessarily freely available for alternative uses due to possible legal or economic restrictions. The Company had a total debt position of EUR 3,557 million at year-end 2007.

in millions of euros	2006	2007

Cash and cash equivalents	5,886	8,769
Long-term debt	(3,006)	(1,212)
Short-term debt	(863)	(2,345)

Net cash	2,017	5,212
Available-for-sale securities at market value	6,529	1,776
Trading securities	192	—
Main listed investments in equity-accounted investees at market value	2,803	2,688

Net available liquidity	11,541	9,676
Revolving credit facility/CP program	1,898	1,698

Net available liquidity resources	13,439	11,374

Outlook
The fourth-quarter results confirm the expectation Philips expressed in early December that the short-term economic outlook is worsening and that 2009 is likely to be a very challenging year. Construction and automotive markets look set to remain contracted and the latest consumer confidence numbers — also in most emerging markets — leave little room for optimism. Although Healthcare has been less directly affected by the economic downturn, the limited availability of capital financing in North America is expected to continue for the foreseeable future.
Anticipating this environment, Philips proactively extended the restructuring plans and sharpened the cash management initiatives last year to further drive down (fixed) costs and ensure Philips starts this year with a strong balance sheet position. In line with the prudent financial management, Philips will stop the share repurchase program until further notice. During 2009, it will be continued to closely manage the businesses relative to both the market and the competition.
Philips is confident that this stringent approach to cost and cash management, together with the strong brand and balanced portfolio of leading businesses, will enable Philips to weather the current economic turmoil and will result in an even stronger company able to deliver on its targets once economic conditions recover.
Reconciliation of non-US GAAP information
Explanation of Non-US GAAP measures
Koninklijke Philips Electronics N.V. (the ‘Company’) believes that an understanding of sales performance is enhanced when the effects of currency movements and acquisitions and divestments (changes in consolidation) are excluded. Accordingly, in addition to presenting ‘nominal growth’, ‘comparable growth’ is provided.
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

Philips discusses “adjusted income from operations” in this Report on Form 20-F. Adjusted income from operations represents income from operations before amortization, impairment and write-off (relating to in-process R&D) of intangible assets generated in acquisitions (and therefore excluding software). The Company uses the term “adjusted income from operations” to evaluate the performance of the Philips Group and its sectors. Referencing “adjusted income from operations” is considered appropriate in light of the following:
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
Non U.S. investors are advised that such presentation is different from the terms used in Philips’ results announcements and Annual Report 2008.
The Company believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating sectors. NOC is defined as: total assets excluding assets from discontinued operations less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other (non-)current financial assets, (d) investments in equity-accounted investees, and after deduction of: (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities, (h) current/non-current liabilities, and (i) trading securities.
Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. The net debt position as a percentage of the sum of total group equity (stockholders’ equity and minority interests) and net debt is presented to express the financial strength of the Company. This measure is widely used by investment analysts and is therefore included in the disclosure.
Cash flows before financing activities, being the sum total of net cash from operating activities and net cash from investing activities, and free cash flow, being net cash from operating activities minus net capital expenditures, are presented separately to facilitate the reader’s understanding of the Company’s funding requirements.

Sales growth composition per sector

in %			consoli-
	comparable	currency	dation	nominal
	growth	effects	changes	growth
2008 versus 2007

Healthcare	5.6	(4.5)	14.1	15.2
Consumer Lifestyle	(8.5)	(2.7)	(5.2)	(16.4)
Lighting	2.6	(3.8)	17.8	16.6
Innovation & Emerging Businesses	(26.6)	(0.9)	(9.6)	(37.1)
Group Management & Services	(24.2)	(0.5)	—	(24.7)

Philips Group	(2.7)	(3.3)	4.5	(1.5)

2007 versus 2006

Healthcare	3.7	(5.2)	2.7	1.2
Consumer Lifestyle	3.8	(2.4)	0.3	1.7
Lighting	6.0	(3.1)	8.6	11.5
Innovation & Emerging Businesses	38.4	(3.1)	(96.5)	(61.2)
Group Management & Services	30.8	(2.3)	(10.5)	18.0

Philips Group	4.9	(3.3)	(1.2)	0.4

2006 versus 2005

Healthcare	8.2	(1.1)	2.0	9.1
Consumer Lifestyle	6.5	0.1	(2.7)	3.9
Lighting	8.3	(0.3)	6.5	14.5
Innovation & Emerging Businesses	(8.6)	(0.4)	(18.5)	(27.5)
Group Management & Services	14.1	(0.5)	8.9	22.5

Philips Group	6.4	(0.3)	(1.2)	4.9

Sales growth composition per market cluster

in %			consoli-
	comparable	currency	dation	nominal
	growth	effects	changes	growth
2008 versus 2007

Western Europe	(7.1)	(1.5)	0.8	(7.8)
North America	(2.3)	(6.9)	15.4	6.2
Other mature	(8.7)	(3.2)	7.7	(4.2)

Total mature	(5.5)	(3.6)	6.9	(2.2)
Key emerging	7.2	(3.7)	0.7	4.2
Other emerging	(0.3)	(1.9)	(2.8)	(5.0)

Total emerging	3.8	(2.8)	(0.9)	0.1

Philips Group	(2.7)	(3.3)	4.5	(1.5)

2007 versus 2006

Western Europe	5.2	(0.2)	(1.0)	4.0
North America	(0.4)	(7.5)	2.0	(5.9)
Other mature	2.2	(4.8)	0.1	(2.5)

Total mature	2.8	(3.6)	0.4	(0.4)
Key emerging	7.6	(3.6)	(7.7)	(3.7)
Other emerging	13.7	(0.8)	(1.8)	11.1

Total emerging	10.2	(2.5)	(5.3)	2.4

Philips Group	4.9	(3.3)	(1.2)	0.4

2006 versus 2005

Western Europe	6.0	0.2	(3.1)	3.1
North America	5.9	(1.1)	1.1	5.9
Other mature	10.4	(4.5)	(2.0)	3.9

Total mature	6.3	(0.8)	(1.3)	4.2
Key emerging	2.7	0.7	(2.1)	1.3
Other emerging	12.6	0.1	1.7	14.4

Total emerging	6.5	0.5	(0.6)	6.4

Philips Group	6.4	(0.3)	(1.2)	4.9

Composition of net debt to group equity

in millions of euros	2006 1)	2007 1)	2008

Long-term debt	3,006	1,212	3,441
Short-term debt	863	2,345	717

Total debt	3,869	3,557	4,158
Cash and cash equivalents	(5,886)	(8,769)	(3,620)

Net debt (cash)
(total debt less cash and cash equivalents)	(2,017)	(5,212)	538

Minority interests	40	42	46
Stockholders’ equity	22,963	21,642	16,243

Group equity	23,003	21,684	16,289

Net debt and group equity	20,986	16,472	16,827
Net debt divided by net debt and group equity (in %)	(10)	(32)	3
Group equity divided by net debt and group equity (in %)	110	132	97

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

Composition of cash flows

in millions of euros	2006 1)	2007 1)	2008

Cash flows from operating activities	330	1,519	1,495
Cash flows investing activities	(2,802)	3,930	(3,101)

Cash flows before financing activities	(2,472)	5,449	(1,606)
Cash flows from operating activities	330	1,519	1,495
Net capital expenditures	(688)	(698)	(722)

Free cash flows	(358)	821	773

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.
Adjusted IFO to Income from operations (IFO)

in millions of euros					Innovation &	Group
	Philips		Consumer		Emerging	Management
	Group	Healthcare	Lifestyle	Lighting	Businesses	& Services
2008
Adjusted IFO	931	863	281	538	(226)	(525)
Amortization of intangibles (excl. software)	(365)	(220)	(16)	(129)	—	—
Write off of acquired in-process R&D	(15)	(5)	—	(10)	—	—
Impairment of goodwill	(234)	—	—	(234)	—	—
Income from operations	317	638	265	165	(226)	(525)

2007 1)
Adjusted IFO	2,054	862	848	722	(81)	(297)
Amortization of intangibles (excl. software)	(200)	(137)	(16)	(46)	(1)	—
Write off of acquired in-process R&D	(13)	(12)	—	(1)	—	—
Income from operations	1,841	713	832	675	(82)	(297)

2006 1)
Adjusted IFO	1,383	857	692	608	(75)	(699)
Amortization of intangibles (excl. software)	(152)	(111)	(9)	(31)	(1)	—
Write off of acquired in-process R&D	(33)	(33)	—	—	—	—
Income from operations	1,198	713	683	577	(76)	(699)

1)	Group financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

Net operating capital to total assets

in millions of euros					Innovation &	Group
	Philips		Consumer		Emerging	Management &
	Group	Healthcare	Lifestyle	Lighting	Businesses	Services
2008
Net operating capital (NOC)	14,867	8,830	728	5,648	153	(492)
Eliminate liabilities comprised in NOC:
- payables/liabilities	8,624	2,086	2,428	1,230	229	2,651
- intercompany accounts	—	30	77	37	(33)	(111)
- provisions 2)	2,804	311	286	224	26	1,957
Include assets not comprised in NOC:
- investments in equity-accounted investees	284	68	2	17	129	68
- other current financial assets	121	—	—	—	—	121
- other non-current financial assets	1,331	—	—	—	—	1,331
- deferred tax assets	1,390	—	—	—	—	1,390
- liquid assets	3,620	—	—	—	—	3,620

Total assets	33,041	11,325	3,521	7,156	504	10,535

2007 1)
Net operating capital (NOC)	10,529	4,802	890	3,886	246	705
Eliminate liabilities comprised in NOC:
- payables/liabilities	7,799	1,679	3,061	1,053	237	1,769
- intercompany accounts	—	29	79	48	(18)	(138)
- provisions 3)	2,417	217	283	137	30	1,750
Include assets not comprised in NOC:
- investments in equity-accounted investees	1,886	52	—	9	111	1,714
- other non-current financial assets	3,183	—	—	—	—	3,183
- deferred tax assets	1,370	—	—	—	—	1,370
- liquid assets	8,769	—	—	—	—	8,769

Total assets from continuing operations	35,953	6,779	4,313	5,133	606	19,122
Discontinued operations	333

Total assets	36,286

2006 1)
Net operating capital (NOC)	8,473	4,699	910	2,527	128	209
Exclude liabilities comprised in NOC:
- payables/liabilities	8,129	1,688	2,939	989	437	2,076
- intercompany accounts	—	32	86	50	(28)	(140)
- provisions 4)	2,684	229	340	146	79	1,890
Include assets not comprised in NOC:
- investments in equity-accounted investees	2,974	47	9	7	170	2,741
- other non-current financial assets	8,055	—	—	—	—	8,055
- trading securities	192	—	—	—	—	192
- deferred tax assets	1,627	—	—	—	—	1,627
- liquid assets	5,886	—	—	—	—	5,886

Total assets from continuing operations	38,020	6,695	4,284	3,719	786	22,536
Discontinued operations	431

Total assets	38,451

1)	Group and Healthcare financials have been revised to reflect immaterial adjustments of intercompany profit eliminations on inventories. For more information, see “Reclassifications and revisions” under the section “Significant accounting policies”, which is incorporated herein by reference under Item 18.

2)	Provisions on the balance sheet 3,969 million, excluding deferred tax liabilities EUR 1,165 million

3)	Provisions on the balance sheet 3,089 million, excluding deferred tax liabilities EUR 672 million

4)	Provisions on the balance sheet 3,281 million, excluding deferred tax liabilities EUR 597 million

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
A more detailed description of Philips’ accounting policies appears on pages 136 through 141 under the heading “Significant Accounting Policies” of the 2008 Annual Report, and is incorporated herein by reference.
Accounting for pensions and other postretirement benefits
Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee’s approximate service period, based on the terms of the plans and the investment and funding decisions made. The accounting requires management to make assumptions regarding variables such as discount rate, rate of compensation increase, return on assets, and future healthcare costs. Pension assumptions are set centrally by management in consultation with its local, regional or country management and locally appointed actuaries at least once a year. If reasonably practical, the Company uses the full yield curve. If not, the Company sets a single point discount rate, which corresponds to the maturity of the pension plan’s liabilities. For the Company’s major plans, a full discount rate curve of high quality corporate bonds (Bloomberg AA Composite) is used to determine the defined benefit obligation whereas for other plans a single point discount rate is used based on the plan’s maturity. Plans in countries without a deep corporate bond market, use a discount rate based on the local sovereign curve and the plan’s maturity. Relevant data regarding various local swap curves, sovereign bond curves and/or corporate AA bonds are sourced from Bloomberg.
Changes in the key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred. For a discussion of the current funded status and a sensitivity analysis with respect to pension plan assumptions, please refer to pages 106 through 108 under the heading “Details of pension risks” and to note 20 on pages 160 through 163 of the 2008 Annual Report incorporated herein by reference. For a summary of the changes in the accumulated postretirement benefit obligations and a reconciliation of the obligations to the amounts recognized in the consolidated balance sheet, please refer to note 21 on pages 163 through 166 of the 2008 Annual Report incorporated herein by reference.
Contingent liabilities
The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, commercial transactions, product liabilities, participations and environmental pollution. In respect of antitrust laws, the Company and certain of its group companies and former group companies are involved in investigations by competition law authorities in several jurisdictions and are engaged in litigation in this respect. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position and consolidated results of operations for a particular period.
The Company accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. If either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable, the matter is disclosed if management concludes that it is material.
The Company and its group subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment. The methodology for determining the level of liability requires a significant amount of judgment regarding assumptions and estimates. In determining the accrual for losses associated with environmental remediation obligations, such significant judgments relate to the extent and types of hazardous substances at a site, the various technologies that may be used for remediation, the standards of what constitutes acceptable remediation, the relative risk of the environmental condition, the number and financial condition of other potentially responsible parties, and the extent of the Company’s and/or its subsidiaries’ involvement. The Company utilizes experts in the estimation process. However, these judgments, by their nature, may result in variances between actual losses and estimates. Accruals for estimated losses from environmental remediation obligations are recognized when information becomes available that allows a reasonable estimate of the liability, or a component (i.e. particular tasks) thereof. The accruals are adjusted as further information becomes available.
Please refer to note 27 on pages 168 through 170 to the consolidated financial statements included in the 2008 Annual Report, which is incorporated herein by reference, for a discussion of contingent liabilities.

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
The Company adopted FASB Interpretation No .48, ‘Accounting for Uncertainty in Income Taxes’ on January 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No.109. The Company recognizes an uncertain tax position only, if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authority that has full knowledge of all relevant information, based on the technical merits of the position. The income tax position is measured at the largest amount of benefits that is more than 50% likely of being realized upon settlement with a taxing authority. The determination of an uncertain tax position and the likelihood of being realized requires critical judgment and estimates. The Company carefully assesses each of the uncertain tax positions in order to determine the tax benefit that can be recognized in the financial statements.
For a discussion of the fiscal uncertainties, please refer to pages 108 and 109 under the heading “Details of fiscal risks” of the 2008 Annual Report incorporated herein by reference.
Impairment of long-lived assets including goodwill
Goodwill and indefinite-lived intangibles are not amortized, but tested for impairment annually and whenever impairment indicators require so. The Company reviews long-lived assets, other than goodwill and indefinite-lived intangibles for impairment, when events or circumstances indicate that carrying amounts may not be recoverable.
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
Goodwill is evaluated annually and whenever impairment indicators require so, for impairment at reporting unit level, and written down to its implied fair value, in the case of impairment. The determination of such implied fair value involves significant judgement and estimates from management.
Home Healthcare Solutions and Professional Luminaires increased by the acquisitions of Respironics and Genlyte, respectively (reference is made to note 2, pages 143 through 148 of the 2008 Annual Report incorporated herein by reference) and are the most sensitive to fluctuations in the key assumptions used in the impairment tests as set out below.
The key assumptions used in the 2008 annual (performed in Q2) and trigger-based impairment tests were growth of sales and gross margin, together with the rates used for discounting the forecast cash flows. Sales and gross margin growth are based on management’s internal forecasts that cover an initial period of no more than five years and then are extrapolated with stable or declining growth rates, after which a terminal value is calculated for which growth rates are capped. The pre-tax discount rates are determined for each reporting unit (one level below sector level) and, in the annual test, ranged from 9.4% to 15.6%.
Due to deteriorating economic circumstances and the decline of the market capitalization of the company in 2008, trigger-based impairment tests were performed in the latter half of the year using updated assumptions. The pre-tax discount rates for Home Healthcare Solutions, Professional Luminaires and Imaging Systems were 12.2%, 14.0% and 10.5%, respectively and the growth rate cap applied to the terminal value was 2.7%. The trigger-based tests resulted in goodwill impairment charges of EUR 234 million, mainly related to Lumileds as a consequence of weaker demand for LED solutions in the automotive, display and cell phone markets.

Impairment of financial assets
The determination of when a financial asset is impaired requires significant judgement.
Impairment of equity and security investments results in a charge to income when a loss in the value of an investment is deemed to be other than temporary. Management regularly reviews each equity and security investment for impairment based on the extent to which cost exceeds market value, the duration of decline in market value and the financial condition of the issuer.
If objective evidence indicates that the cost-method investments needs to be tested for impairment, calculations were based on unobservable inputs which include certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.
Philips performed impairment reviews on the carrying value of investment in NXP in 2007 and 2008. NXP is a cost-accounted investee where Philips holds 19.8% of the common shares.
During 2008, impairment charges were recognized in the amount of EUR 599 million for NXP. The impairment calculations in 2008 indicated a broad range of valuations. The primary valuation techniques considered in determining the estimated fair value ranges comprise multiplier calculations; calculations based on the share price performance of a peer group of listed (semiconductor) companies and discounted cash flows method based on unobservable inputs. The latter methodology involved estimates of revenues, expenses, capital spending and other costs, as well as a discount rate calculated based on the risk profile of the semiconductor industry. Taking into account certain market considerations and the range of estimated fair values, management determined that the best estimate of fair value for the NXP investment was EUR 255 million at December 31, 2008. However, as noted above, the fair value used for impairment purposes represents an estimate; the actual fair value used for impairment purposes represents an estimate, the actual fair value of this interest could materially differ from that estimate.
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
The estimated fair value of financial instruments that are not traded in an active market is determined using observable inputs such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar instruments in the markets that are not active and model-derived valuations whose inputs are observable or whose significant value drivers are observable. The estimated fair value of financial instruments that do not have observable inputs or supported by little or no market activity is determined using valuation techniques. The Company uses its judgments to select a variety of methods including the discounted cash flow method and option valuation method and make assumptions that are mainly based on market conditions existing at each balance sheet date.
For a discussion of risks and a sensitivity analysis with respect to financial instruments, please refer to pages 101 through 105 under the heading “Financial risks” and to note 36 on page 178 of the 2008 Annual Report incorporated herein by reference.
New Accounting Standards
For a description of the new pronouncements, reference is made to pages 140 and 141 of the 2008 Annual Report, incorporated herein by reference.
Off-balance sheet arrangements
The information on page 61 under the heading “Guarantees” and note 27 on page 168 of the 2008 Annual Report is incorporated herein by reference.
Contractual obligations and commercial commitments
The information on pages 60 and 61 under the heading “Contractual cash obligations, cash commitments and guarantees”, note 26 on page 168 and note 36 on page 178 of the 2008 Annual Report is incorporated herein by reference.
Research and Development, patents and licences
The information on pages 90 through 91 under the heading “Corporate Technologies” and pages 52 and 53 under the heading “Research & development” of the 2008 Annual Report is incorporated herein by reference.
Item 6. Directors, senior management and employees
The information on pages 110 through 113 under the heading “Our leadership”, pages 114 through 121 under the heading “Supervisory Board”, note 3 to the US GAAP financial statements, on page 149 under the heading “Employees”, note 20 and 21 to the US GAAP financial statements, on pages 160 through 166 and note 34 on pages 173 through 177 of the 2008 Annual Report is incorporated herein by reference.
Directors and senior management
The information required by the Item “Directors and Senior Management” is included on pages 110 through 113 of the 2008 Annual Report, which is incorporated herein by reference. In line with regulatory requirements, the Company’s policy forbids personal loans to and guarantees on behalf of members of the Board of Management, the Supervisory Board or the Group Management Committee, and no loans and guarantees have been granted and issued, respectively, to such members in 2008, nor are any loans or guarantees outstanding as of the date of this Annual Report on Form 20-F.
Compensation
For information on the remuneration of the Board of Management and the Supervisory Board, required by this Item, see pages 116 through 119 of the 2008 Annual Report, which is incorporated herein by reference. With respect to information on bonus and profit sharing plans, see note 33, entitled “Share-based compensation” to the US GAAP financial statements on pages 171 through 173 and note 34, entitled “Information on remuneration” to the US GAAP financial statements on pages 173 through 177 of the 2008 Annual Report, which are incorporated herein by reference, with respect to information on an individual basis for aggregate compensation, stock options and restricted share grants and pensions.
Board practices
For information on office terms for the Supervisory Board and the Board of Management, required by this Item, see pages 110 through 113 under the heading “Our leadership”, pages 116 through 119 under the heading “Report of the Remuneration Committee”, page 254 through 256 under the heading “Board of Management” and pages 256 through 258 under the heading “Supervisory Board” of the 2008 Annual Report, each of which is incorporated herein by reference. For information on service contracts of the Board of Management providing for termination benefits, see page 116 under the heading “Contracts of employment” of the 2008 Annual Report, which is incorporated herein by reference. Information on the members of the Audit Committee and Remuneration Committee is provided on page 113 of the 2008 Annual Report, which is incorporated herein by reference. The terms of reference under which the Supervisory Board and the Audit Committee and Remuneration Committee thereof operate are described on pages 256 through 258 of the 2008 Annual Report, which are incorporated herein by reference.

Employees
Information about the number of employees, including by market cluster and sector, is set forth under the heading “Employment” in item 5 and “Employees” on page 149 of the 2008 Annual Report, which is incorporated herein by reference.
Share ownership
For information on shares, restricted shares and options granted to members of the Board of Management and the Supervisory Board, as required by this Item, reference is made to notes 33 and 34 on pages 171 through 177 of the 2008 Annual Report, incorporated herein by reference. The aggregate share ownership of the members of the Board of Management and the Supervisory Board represents less than 1% of the outstanding ordinary shares in the Company.
For a discussion of the options, restricted shares and the employee debentures of Philips, see note 23 “Short-term debt”, note 28 “Stockholders’ equity” and note 33 “Share-based compensation” of “Notes to the US GAAP consolidated financial statements of the Philips Group” on pages 166 through 173 of the 2008 Annual Report, incorporated herein by reference.
The members of the Board of the Stichting Preferente Aandelen Philips are Messrs S.D. de Bree, F.J.G.M. Cremers and M.W. den Boogert. In 2008, Messrs G.J. Kleisterlee and J-M. Hessels resigned as board members. Consequently, no Philips board members or officers are represented in the board of the the Stichting Preferente Aandelen Philips. The Stichting Preferente Aandelen Philips has the right to acquire preference shares in the Company. The mere notification that the Stichting Preferente Aandelen Philips wishes to exercise its rights, should a third party ever seem likely, in the judgment of the Stichting Preferente Aandelen Philips, to gain a controlling interest in the Company, will result in the shares being effectively issued. The Stichting Preferente Aandelen Philips may exercise its right for as many preference shares as there are ordinary shares in the Company at that time. For more information see Item 7 “Major shareholders and related party transactions”.
Item 7. Major shareholders and related party transactions
Major shareholders
Pursuant to a Schedule 13G filed on February 6, 2009, Southeastern Asset Management, Inc. is known to the Company to be the owner of 5.2% of its Common Shares. This shareholder does not have voting rights different than the other holders of the Common Shares. For information required by this Item, reference is made to Item 9 “The offer and the listing”.
Related party transactions
For a description of related party transactions see note 27 to the US GAAP financial statements under the heading “Guarantees” on page 168 and note 32 to the US GAAP financial statements under the heading “Related-party transactions” on page 171 of the 2008 Annual Report, incorporated herein by reference. During 2008 no personal loans or guarantees were granted to members of the Board of Management, Group Management Committee or the Supervisory Board.
Item 8. Financial information
For consolidated statements and other financial information see Item 18 “Financial Statements”.
Legal proceedings
For a description of legal proceedings see pages 168 through 170 of the 2008 Annual Report (“Legal proceedings”), which is incorporated herein by reference.
Dividend policy
The information under the heading “Dividend policy” on page 268 of the 2008 Annual Report is incorporated herein by reference.
Significant changes
For information required by this Item, reference is made to note 37 to the US GAAP financial statements under the heading “Subsequent events” on page 178 of the 2008 Annual Report which is incorporated herein by reference.

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
The following table shows the high and low sales prices of the Common Shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low sales prices on the New York Stock Exchange:

		Euronext		New York
		Amsterdam (EUR)		stock exchange (US$)
		high	low	high	Low

2004		20.40	17.81	27.17	22.14

2005	1st quarter	21.83	18.35	28.84	23.97
	2nd quarter	22.90	18.77	27.37	24.29
	3rd quarter	23.00	20.53	27.78	25.00
	4th quarter	26.90	21.01	32.21	25.12

2006	1st quarter	28.65	25.02	34.72	30.48
	2nd quarter	28.42	21.56	35.07	27.36
	3rd quarter	27.97	22.11	35.42	27.98
	4th quarter	29.46	26.94	37.96	33.80

2007	1st quarter	30.08	26.90	39.38	35.36
	2nd quarter	31.78	28.50	42.53	38.05
	3rd quarter	32.99	27.11	45.87	36.69
	4th quarter	32.15	26.71	45.41	39.49

2008	1st quarter	28.94	23.63	42.34	35.64
	2nd quarter	25.31	21.61	39.50	33.80
	3rd quarter	23.33	18.48	35.34	25.60
	4th quarter	19.68	12.09	26.75	14.79

August 2008		23.33	20.95	34.68	32.20
September 2008		22.94	18.48	32.92	25.60
October 2008		19.68	12.71	26.75	15.89
November 2008		16.02	12.47	20.87	14.79
December 2008		14.19	12.09	20.15	14.88
January 2009		15.26	12.61	20.73	16.06
The Common Shares are held by shareholders worldwide in bearer and registered form. Outside the United States, shares are held primarily in bearer form. As per December 31, 2008, approximately 90% of the total number of outstanding Common Shares were held in bearer form. In the United States shares are held primarily in the form of registered Shares of New York Registry for which Citibank, N.A., 388 Greenwich Street Wall Street, New York, New York 10013 is the transfer agent and registrar. As per December 31, 2008, approximately 10% of the total number of outstanding Common Shares were represented by shares of New York Registry issued in the name of approximately 1,472 holders of record.
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
For further information on Preference shares, a reference is made to the sections entitled “Stockholders’ Equity” on page 170 and “Preference Shares and the Stichting Preferente Aandelen Philips” on page 260 of the 2008 Annual Report, which is incorporated herein by reference. As of December 31, 2008, there were 2,000,000,000 preference shares authorized, of which none were issued.

Item 10. Additional information
Articles of association
The general description of Philips’ Articles of Association of the Company is incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.
Preference shares
For a description of Preference Shares, see page 170 under the heading “Preference Shares” and page 260 under the heading “Preference Shares and the Stichting Preferente Aandelen Philips” of the 2008 Annual Report, which is incorporated herein by reference.
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
United States Federal Taxation
This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning Common Shares. It applies only if the Common Shares are held as capital assets for tax purposes. This section does not apply to a member of a special class of holders subject to special rules, including:
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
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the US Tax Treaty. These laws and regulations are subject to change, possibly on a retroactive basis.
A U.S. holder is defined as a beneficial owner of Common Shares that is:
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

Taxation of Dividends
Under the United States federal income tax laws, the gross amount of any dividend paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. For a noncorporate U.S. holder, dividends paid in taxable years beginning after December 31, 2002 and before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the noncorporate US holder holds the Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to the Common Shares generally will be qualified dividend income. A US holder must include any Dutch tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to a US holder when it receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that a US holder must include in its income will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in its income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date a US holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a US holder’s basis in the Common Shares and thereafter as capital gain.
Subject to certain limitations, the Dutch tax withheld in accordance with the US Tax Treaty and paid over to the Netherlands will be creditable or deductible against a US holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available under Dutch law, or under the US Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against United States federal income tax liability. Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2008 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2007 will, depending on a holder’s circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to the holder.
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
PFIC Rules
We do not believe that the Common Shares will be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus is subject to change. If we are treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Common Shares, gain realized on the sale or other disposition of the Common Shares would in general not be treated as capital gain. Instead a U.S. holder would be treated as if he or she had realized such gain and certain “excess distributions” ratably over the holding period for the Common Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, in addition to which an interest charge in respect of the tax attributable to each such year would apply. Any dividends received by a U.S. holder will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to such U.S. holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.
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

Item 11. Quantitative and qualitative disclosure about market risk
The information required by this Item is incorporated by reference herein on pages 102 through 105 under the heading “Details of Treasury Risks” and page 178 under the heading “Other financial instruments, derivatives and currency risk” of the 2008 Annual Report.
Item 12. Description of securities other than equity securities
Not applicable.
Part II
Item 13. Defaults, dividend arrearages and delinquencies
None.
Item 14. Material modifications to the rights of security holders and use of proceeds
None.
Item 15. Controls and procedures
The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2008.
During the year ended December 31, 2008 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Management’s report on internal control over financial reporting and the report of independent registered public accounting firm on page 124 and 125 of the 2008 Annual Report are incorporated herein by reference.
Item 16A. Audit Committee Financial Expert
The Company does not have an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission serving on its Audit Committee. The information required by this Item is incorporated herein by reference to page 258 of the 2008 Annual Report under the heading “The Audit Committee”.
Item 16B. Code of Ethics
The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the CEO (the principal executive officer) and CFO (the principal financial and principal accounting officer), and to the heads of the Corporate Control, Corporate Treasury, Corporate Fiscal and Corporate Internal Audit departments of the Company. The Company has published its Financial Code of Ethics within the investor section of its website located at www.philips.com. No changes have been made to the Code of Ethics since its adoption and no waivers have been granted there from to the officers mentioned above in 2008.
Item 16C. Principal Accountant Fees and Services
The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on the Company’s website (www.philips.com). The policy includes rules for the pre-approval by the Audit Committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may never be provided. Proposed services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the Audit Committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2008, there were no services provided to the Company by the external auditors which were not pre-approved by the Audit Committee.

Audit Fees
The information required by this Item is incorporated by reference herein on page 120 under the heading “Report of the Audit Committee” of the 2008 Annual Report.
Audit-Related Fees
The information required by this Item is incorporated by reference herein on page 120 under the heading “Report of the Audit Committee” of the 2008 Annual Report. The percentage of services provided is 17.3% of the total fees.
Tax Fees
The information required by this Item is incorporated by reference herein on page 120 under the heading “Report of the Audit Committee” of the 2008 Annual Report. The percentage of services provided is 4.7% of the total fees.
All Other Fees
The information required by this Item is incorporated by reference herein on page 120 under the heading “Report of the Audit Committee” of the 2008 Annual Report. The percentage of services provided is 9.8% of the total fees.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In the following table, the information is specified with respect to purchases made by Philips of its own shares.

			Total number of	Maximum EUR amount
			shares purchased as	of shares that may
	Total number of	Average price paid	part of publicly	yet be purchased
Period	shares purchased	per share in EUR	announced programs	under the programs

January 2008	21,249,577	26.33	21,249,577	4,440,511,897
February 2008	8,022,187	26.37	8,022,187	4,228,927,853
March 2008	8,089,591	25.23	8,089,591	4,024,860,941
April 2008	22,128,914	24.21	22,128,914	3,489,070,959
May 2008	10,976,955	24.61	10,976,753	3,218,965,228
June 2008	14,107,046	23.60	14,107,046	2,885,986,397
July 2008	14,629,435	20.99	14,629,364	2,578,930,706
August 2008	7,300,266	22.13	7,300,266	2,417,383,513
September 2008	16,226,706	21.07	16,226,706	2,075,455,381
October 2008	15,325,807	16.71	15,325,807	1,819,422,014
November 2008	8,396,883	14.06	8,396,883	1,701,348,352
December 2008	—	—	—	—

Total	146,453,367		146,453,094
Pursuant to the authorization given at the Company’s Annual General Meeting of Shareholders referred to below to purchase shares in the Company, the Company has purchased shares for (i) capital reduction purposes and (ii) delivery under convertible personnel debentures, restricted share programs, employee stock purchase plans and stock options in order to avoid dilution from new issuances. When shares are delivered, they are removed from treasury stock. In 2008, Philips acquired a total of 146,453,367 shares. A total of 49,429,913 shares were held in treasury by the Company at December 31, 2008 (2007: 77,933,509 shares). As of that date, a total of 65,511,757 rights to acquire shares (under convertible personnel debentures, restricted share programs, employee stock purchase plans and stock options) were outstanding (2007: 61,317,540).
For information on the share repurchase programs, reference is made to the section on share repurchase programs in “Investor information” on page 269 of the 2008 Annual Report and is incorporated herein by reference.
The 2008 General Meeting of Shareholders has resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the Company within the limits of the articles of association and within a certain price range until September 27, 2009. In view of the Company’s plans to repurchase and cancel up to approximately EUR 5 billion worth of its own shares as announced on December 19, 2007, the 2008 General Meeting of Shareholders has resolved to renew this authorization, each time the cancellation of a tranche of shares has become effective. The renewed authorization allows the Board of Management to purchase additional shares in the Company up to 10% of the number of shares issued by the Company at the time the relevant tranche of shares has been cancelled. All repurchases of shares under any renewed authorization are subject to the same terms of the original authorization referred to above and any renewed authorization shall expire on September 27, 2009.

Item 16F. Change in Registrant’s Certifying Accountant
Not Applicable
Item 16G. Corporate Governance
Dutch corporate governance provisions
Philips is a listed company organised under Dutch law and as such subject to the Dutch corporate governance code of December 9, 2003 (the “Code”). The overall corporate governance structure of Philips is incorporated by reference herein on pages 254 through 261 under the heading “Corporate Governance” of the 2008 Annual Report.
Board structure
Philips has a two-tier corporate structure consisting of a Board of Management consisting of executive directors under the supervision of a Supervisory Board consisting exclusively of nonexecutive directors. Members of the Board of Management and other officers and employees cannot simultaneously act as member of the Supervisory Board. The Supervisory Board must approve specified decisions of the Board of Management.
Independence of members of our Supervisory Board
Under the Code all members of the Supervisory with the exception of not more than one person, must be independent. The present members of our Supervisory Board are all independent within the meaning of the Code. The definitions of independence under the Code, however, differ in their details from the definitions of independence under the NYSE listing standards. In some cases the Dutch requirements are stricter and in other cases the NYSE listing standards are the stricter of the two.
Committees of our Supervisory Board
Philips has established an Audit Committee, a Remuneration Committee and a Corporate Governance and Nomination & Selection Committee, consisting of members of the Supervisory Board only. The role of each committee is to advise the Supervisory Board and to prepare the decision-making of the Supervisory Board. In principle, the (entire) Supervisory Board remains responsible for its decisions even if they were prepared by one of the Supervisory Board’s committees.
Equity compensation plans
Philips complies with Dutch legal requirements regarding shareholder approval of equity compensation plans. Although Philips is only subject to a requirement to seek shareholder approval for equity compensation-plans for its members of the Board of Management, the General Meeting of Shareholders of Philips adopted in 2003 a Long-Term Incentive Plan consisting of a mix of restricted shares and stock options for members of the Board of Management, the Group Management Committee, Philips Executives and other key employees.
Code of business conduct
All Philips employees are subject to the Philips General Business Principles. Furthermore, all Philips employees performing an accounting or financial function have to comply with our Financial Code of Ethics. Waivers granted to Senior (Financial) Officers (as defined in our Financial Code of Ethics) will be disclosed
Part III
Item 17. Financial statements
Philips is furnishing the Financial Statements pursuant to the instructions of Item 18 of Form 20-F.
Item 18. Financial statements
The following portions of the Company’s 2008 Annual Report as set forth on pages 124 through 179 are incorporated herein by reference and constitute the Company’s response to this Item:
“Consolidated statements of income of the Philips Group for the years ended December 31”
“Consolidated balance sheets of the Philips Group as of December 31”
“Consolidated statements of cash flows of the Philips Group for the years ended December 31”
“Consolidated statements of changes in stockholders’ equity of the Philips Group”
“Information by sectors and main country”
“Significant accounting policies”
“Notes to the US GAAP consolidated financial statements of the Philips Group”
“Report of independent registered public accounting firm”
Schedules:
Schedules are omitted as they are either not required or the required information is included in the consolidated financial statements.

Item 19. Exhibits
Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company.

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003) (File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee (incorporated by reference to Exhibit 4(a) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File No. 001-05146-01).

Exhibit 4 (b)	Employment contract between the Company and P-J. Sivignon (incorporated by reference to Exhibit 4(b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, file No. 001-05146-01).

Exhibit 4 (c)	Employment contract between the Company and G. Dutiné (incorporated by reference to Exhibit 4(c) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File No. 001-05146-01).

Exhibit 4 (d)	Employment contract between the Company and R.S. Provoost (incorporated by reference to Exhibit 4(d) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 4 (e)	Employment contract between the Company and A. Ragnetti (incorporated by reference to Exhibit 4(e) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 4 (f)	Employment contract between the Company and S. Rusckowski (incorporated by reference to Exhibit 4(g) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File No. 001-05146-01).

Exhibit 8	List of Significant Subsidiaries.

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	The Annual Report to Shareholders for 2008 (except for the omitted portions thereof identified in the following sentence) is furnished hereby as an exhibit to the Securities and Exchange Commission for information only. The Annual Report to Shareholders is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F. Furthermore, the Sustainability performance on pages 180 through 191 of the Annual Report to Shareholders 2008, the International Financial Reporting Standards (IFRS) information, including the financial statements and related notes on pages 192 through 243 of the Annual Report to Shareholders 2008, and the unconsolidated Company financial statements, including the notes thereto, also prepared on the basis of IFRS, on pages 244 through 249 of the Annual Report to Shareholders, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS information, Sustainability performance and Company financial statements have been omitted because Philips’ primary consolidated accounts were prepared in accordance with accounting principles generally accepted in the United States and Philips is not required to include in this Report on Form 20-F the IFRS information, Sustainability performance and Company financial statements.

Exhibit 15 (c)	Description of industry terms.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONINKLIJKE PHILIPS ELECTRONICS N.V. (Registrant)

/s/ G.J. Kleisterlee G.J. Kleisterlee	/s/ P-J. Sivignon P-J. Sivignon
(President, Chairman	(Executive Vice-President,
of the Board of Management and	Chief Financial Officer,
the Group Management Committee)	member of the Board of Management and
the Group Management Committee)

Date: February 23, 2009

Exhibits

Exhibit 1	English translation of the Articles of Association of the Company.

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003) (File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee (incorporated by reference to Exhibit 4(a) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File No. 001-05146-01).

Exhibit 4 (b)	Employment contract between the Company and P-J. Sivignon (incorporated by reference to Exhibit 4(b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, file No. 001-05146-01).

Exhibit 4 (c)	Employment contract between the Company and G. Dutiné (incorporated by reference to Exhibit 4(c) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File No. 001-05146-01).

Exhibit 4 (d)	Employment contract between the Company and R.S. Provoost (incorporated by reference to Exhibit 4(d) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 4 (e)	Employment contract between the Company and A. Ragnetti (incorporated by reference to Exhibit 4(e) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 4 (f)	Employment contract between the Company and S. Rusckowski (incorporated by reference to Exhibit 4(g) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File No. 001-05146-01).

Exhibit 8	List of Significant Subsidiaries.

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	The Annual Report to Shareholders for 2008 (except for the omitted portions thereof identified in the following sentence) is furnished hereby as an exhibit to the Securities and Exchange Commission for information only. The Annual Report to Shareholders is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F. Furthermore, the Sustainability performance on pages 180 through 191 of the Annual Report to Shareholders 2008, the International Financial Reporting Standards (IFRS) information, including the financial statements and related notes on pages 192 through 243 of the Annual Report to Shareholders 2008, and the unconsolidated Company financial statements, including the notes thereto, also prepared on the basis of IFRS, on pages 244 through 249 of the Annual Report to Shareholders, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS information, Sustainability performance and Company financial statements have been omitted because Philips’ primary consolidated accounts were prepared in accordance with accounting principles generally accepted in the United States and Philips is not required to include in this Report on Form 20-F the IFRS information, Sustainability performance and Company financial statements.

Exhibit 15 (c)	Description of industry terms.