Form 20-F
period 2009-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2010-02-22
CIK 313216

As filed with the Securities and Exchange Commission on February 22, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
None
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at December 31, 2009
Koninklijke Philips Electronics N.V.	972,411,769 shares, including
Common Shares par value EUR 0.20 per share	44,954,677 treasury shares
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
☑ Yes     ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).1)
☑ Yes     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by		Other ☐
	by the International Accounting Standards Board	☑
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes     ☑ No
1)	This requirement does not apply to the registrant until the fiscal year ending December 31, 2011.

In this report amounts are expressed in euros (“euros” or “EUR”) or in US dollars (“dollars”, “US $” or “$”).
Introduction
Specific portions of Philips’ Annual Report 2009 to Shareholders (the “2009 Annual Report”) are incorporated by reference in this report on Form 20-F to the extent noted herein. Philips’ 2009 Annual Report (except for the omitted portions thereof identified in the following sentences) is attached hereto as Exhibit 15(b). The 2009 Annual Report is furnished to the Securities and Exchange Commission for information only and the Annual Report is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F. Furthermore, the Sustainability performance on pages 215 through 233 of the 2009 Annual Report, and the unconsolidated Company financial statements, including the notes thereto on pages 209 through 214 of the 2009 Annual Report, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. They have been omitted because Philips is not required to include in this Report on Form 20-F any portion of the Sustainability performance or the unconsolidated Company financial statements.
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures like: comparable growth; adjusted income from operations; net operating capital; net debt; cash flow before financing activities, net capital expenditures and free cash flow. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measure(s). Unless otherwise indicated in this document, a discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable IFRS measure(s) is contained under the heading “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects”.
Forward-looking statements
Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement. This document, including the portions of the 2009 Annual Report incorporated hereby, contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management objectives, market trends, market standing, product volumes and business risks, the statements in Item 8 “Financial Information” relating to legal proceedings, the statements in Item 5 “Operating and financial review and prospects” with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates and statements in Item 11 “Quantitative and Qualitative Disclosures about Market Risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
These factors include, but are not limited to, domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward looking statements, reference is made to the information under the heading “Risk Factors” in Item 3 “Key information” and the chapter “Risk management” on pages 103 through 119 of the 2009 Annual Report, which is incorporated herein by reference.
Third-party market share data
Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full-year information regarding 2009 is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
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

Part I
Item 1. Identity of directors, senior management, advisers and auditors
Not applicable.
Item 2. Offer statistics and expected timetable
Not applicable.
Item 3. Key information
Selected consolidated financial and statistical data
The accompanying Consolidated financial statements in this section have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and adopted by the European Union (EU).
For an extended period of time prior to 2009, Philips’ primary financial reporting was prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). During this period, all financial reporting for the purpose of the Form 20-F was based upon US GAAP. In 2005, Philips adopted IFRS 1 and began including consolidated financial statements based upon IFRS in its published Annual Report, but not in its Annual Report on Form 20-F. Beginning in 2009, Philips no longer prepares financial statements in accordance with US GAAP.
The selected financial data presented in Item 3 “Key information” as of and for each of the years in the five-year period ended December 31, 2009 has been prepared in accordance with IFRS.

Selected financial data as at and for the years ended December 31,
	20055)	20065)	20075)	2008		2009	20092)
in millions, except per share data and ratio data	EUR	EUR	EUR	EUR		EUR	US $
Income statement data:
Sales	25,445	26,682	26,793	26,385		23,189	33,389
Income from Operations (IFO)	1,810	1,336	1,867	54		614	884
Financial income and expenses-net	108	29	2,849	88		(166)	239
Income (loss) from continuing operations	3,598	1,003	5,018	(95)		424	611
Income (loss) from discontinued operations	(6)	4,154	(138)	3		—	—

Net income (loss)	3,592	5,157	4,880	(92)		424	611

Weighted average number of common shares outstanding (in thousands)	1,249,956	1,174,925	1,086,128	991,420		925,481	925,481

Basic earnings per Common Share:
Income (loss) from continuing operations	2.88	0.85	4.61	(0.09)		0.46	0.66
Net income (loss)	2.87	4.39	4.49	(0.09)		0.46	0.66

Weighted average number of common shares outstanding on a diluted basis (in thousands)	1,253,330	1,183,631	1,098,925	996,714		929,037	929,037

Diluted earnings per Common Share:3)
Income (loss) from continuing operations	2.87	0.85	4.56	(0.09	) 1)	0.46	0.66
Net income (loss)	2.87	4.36	4.43	(0.09	) 1)	0.46	0.66

Balance sheet data:
Total assets	35,296	38,650	36,381	31,910		30,527	43,955
Net assets	17,473	23,234	21,868	15,593		14,644	21,086
Short-term debt	1,168	871	2,350	722		627	903
Long-term debt	3,339	3,007	1,213	3,466		3,640	5,241
Short-term provisions4)	743	755	382	1,043		716	1,031
Long-term provisions4)	1,752	1,868	2,021	1,794		1,734	2,497
Minority interests	353	135	127	49		49	71
Stockholders’ equity	17,120	23,099	21,741	15,544		14,595	21,015
Capital stock	263	228	228	194		194	279

Cash flow data:
Net cash provided by operating activities	1,407	639	1,752	1,648		1,545	2,225
Net cash (used for) provided by investing activities	1,447	(3,101)	3,700	(3,254)		(219)	(315)
Net cash used for financing Activities	(2,602)	(3,725)	(2,371)	(3,575)		(545)	(785)
Cash provided by (used for) continuing operations	252	(6,187)	3,081	(5,181)		781	1,125

1)	In 2008, the incremental shares from assumed conversion are not taken into account as the effect would be antidilutive.

2)	For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2009 (US $1 = EUR 0.6945).

3)	Reference is made to the information under the heading “Earnings per Share” on page 156 of the 2009 Annual Report incorporated herein by reference for a discussion of net income per common share on a diluted basis.

4)	Includes provision for pensions, severance payments, restructurings, Asbestos related claims and taxes among other items; see note 17 “Provisions” to the Group financial statements on pages 188 and 189 of the 2009 Annual Report incorporated herein by reference.

5)	Discontinued operations reflects the effect of the sale of MDS in 2006 and of Semiconductors in 2006; and the effect of classifying the MedQuist business as a discontinued operation in 2007, for each of which previous years have been restated
Key ratios

	20052)	20062)	20072)	2008	2009
Income from operations (in millions of euros)	1,810	1,336	1,867	54	614
as a % of sales	7.1	5.0	7.0	0.2	2.6
Turnover rate of net operating capital1)	4.74	3.73	2.71	1.72	1.79
Inventories as a % of sales	11.2	11.0	12.0	13.2	12.6
Outstanding trade receivables (in days’ sales)	44	45	44	42	40
Income (loss) from continuing operations as a % of stockholders’ equity (ROE)	22.3	4.8	22.8	(0.5)	2.9
Ratio net debt : group equity1)	(4):104	(9):109	(31):131	4:96	(1):101

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects”, which is incorporated herein by reference, for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure(s).

2)	Discontinued operations reflects the effect of the sale of MDS in 2006 and of Semiconductors in 2006; and the effect of classifying the MedQuist business as a discontinued operation in 2007, for each of which previous years have been restated

Definitions:

Turnover rate of net operating capital	: sales divided by average net operating capital (calculated on the quarterly balance sheet positions)

Net operating capital*
: total assets excluding assets from discontinued operations less (a) cash and cash equivalents, (b) deferred tax assets, (c) other (non)-current financial assets, (d) investments in equity-accounted investees, and after deduction of: (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities, (h) current/non-current liabilities, and (i) trading securities.

  Philips believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating sectors. Net operating capital is calculated as follows:

	2005	2006	2007	2008	2009
Intangible assets	3,895	5,964	6,635	11,757	11,523
Property, plant and equipment	3,018	3,102	3,194	3,496	3,252
Remaining assets*	9,702	10,669	11,193	10,361	8,960
Provisions**	(2,495)	(2,623)	(2,403)	(2,837)	(2,450)
Other liabilities***	(8,717)	(8,156)	(7,817)	(8,708)	(8,636)

Net operating capital	5,403	8,956	10,802	14,069	12,649

*	Remaining assets includes all other current and non-current assets on the balance sheet, except for intangible assets and property, plant and equipment and excludes deferred tax assets, cash and cash equivalents and trading securities

**	Excluding deferred tax liabilities

***	Other liabilities includes other current and non-current liabilities on the balance sheet, except for short-term and long-term debt

ROE	: income from continuing operations as a % of average stockholders’ equity

Net debt*	: long-term and short-term debt net of cash and cash equivalents

Group equity	: stockholders’ equity and minority interests

Net debt: group
equity ratio*	: the % distribution of net debt over group equity plus net debt

*	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects”, which is incorporated herein by reference, for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure(s).
Cash dividends and distributions paid per Common Share
The following table sets forth in euros the gross dividends and cash distributions paid on the Common Shares in the fiscal years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of Shares of the New York registry:

	2005	2006	2007	2008	2009
In EUR	0.40	0.44	0.60	0.70	0.70
In US $	0.51	0.54	0.80	1.09	0.94
A proposal will be submitted to the 2010 Annual General Meeting of Shareholders to declare a dividend of EUR 0.70 per common share, in cash or in shares at the option of the shareholder, against the net income for 2009 and the retained earnings of the Company. Such dividend is expected to result in a payment of up to EUR 650 million.
Shareholders will be given the opportunity to make their choice between cash and shares between April 1, 2010 and April 23, 2010. If no choice is made during this election period the dividend will be paid in shares. On April 23, 2010 after close of trading, the number of share dividend rights entitled to one new Common Share will be determined based on the volume weighted average price of all traded Common Shares Koninklijke Philips Electronics N.V. at Euronext Amsterdam on April 21, 22 and 23 2010. The Company will calculate the number of share dividend rights entitled to one new Common Share, such that gross dividend in shares will be approximately 3% higher than the gross dividend in cash. Payment of the dividend and delivery of new Common Shares, with settlement of fractions in cash, if required, will take place from April 28, 2010. The distribution of dividend in cash to holders of New York registry shares will be made in USD at the USD/EUR rate fixed by the European Central Bank on April 26, 2010.
Dividend in cash is in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the dividend paid to the shareholders. Dividend in shares paid out of earnings and retained earnings is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share). This withholding tax in case of dividend in shares will be borne by Philips.
In 2009, a distribution in cash was paid of EUR 0.70 per Common Share (EUR 647 million) against the retained earnings of the Company.

The dollar equivalent of this cash distribution to be paid to shareholders in the year 2010 will be calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company, expected to be April 26, 2010. The dollar equivalents of the prior year profit distributions paid to shareholders have been calculated at the euro/dollar rate of the official Amsterdam daily fixing rate (transfer rate) on the date fixed and announced for that purpose by the Company.
Exchange rates US $ : EUR
The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). The Noon Buying Rate on February 12, 2010 was EUR 0.7362 per US $1.

calendar period	EUR per US $1
	period end	average 1)	high	low
2004	0.7387	0.8014	0.8474	0.7339
2005	0.8445	0.8046	0.8571	0.7421
2006	0.7577	0.7906	0.8432	0.7504
2007	0.6848	0.7259	0.7750	0.6729
2008	0.7184	0.6844	0.8035	0.6246
2009	0.6977	0.7187	0.7970	0.6623
2010 (through January)	0.7210	0.7210	0.7210	0.6879

1)	The average of the Noon Buying Rates on the last day of each month during the period.

	highest	lowest
	rate	rate
August 2009	0.7105	0.6937
September 2009	0.7025	0.6759
October 2009	0.6881	0.6654
November 2009	0.6822	0.6629
December 2009	0.7021	0.6623
January 2010	0.7210	0.6879
Philips publishes its financial statements in euros while a substantial portion of its net assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.
Unless otherwise stated, for the convenience of the reader the translations of euros into dollars appearing in this report have been made based on the closing rate on December 31, 2009 (US $1 = EUR 0.6945). This rate is not materially different from the Noon Buying Rate on such date (US $ 1 = EUR 0.6977).
The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips’ financial statements for the periods specified.

	EUR per US $1
	period end	average1)	high	low
2004	0.7350	0.8050	0.8465	0.7350
2005	0.8435	0.8053	0.8491	0.7613
2006	0.7591	0.7935	0.8375	0.7579
2007	0.6790	0.7272	0.7694	0.6756
2008	0.7096	0.6832	0.7740	0.6355
2009	0.6945	0.7170	0.7853	0.6634

1)	The average rates are based on daily quotations.

Risk factors
The risk factors and the cautionary statements contained in the section entitled “Introduction” on page 3 should be considered in connection with any forward-looking statements contained in Philips’ Annual Report on Form 20-F. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. From time to time, Philips may also provide oral or written forward-looking statements in other materials Philips releases to the public. The cautionary statements contained in “Introduction” are deemed to apply to these statements.
Our business, financial condition and results of operations could suffer material adverse effects due to certain risks. We have described below the main risks known to Philips and summarized them in four categories: Strategic risks, Operational risks, Compliance risks, and Financial risks.
Strategic risks are threats and opportunities that influence Philips’ strategic ambitions. Operational risks include adverse unexpected developments resulting from internal processes, people and systems, or from external events that are linked to the actual running of each business (examples are solution and product creation, and supply chain management). Compliance risks cover unanticipated failures to enact, or comply with, appropriate policies and procedures. Within the area of Financial risks, Philips identifies risks related to Treasury, Accounting and reporting, Pensions and Tax. The risks described below and in pages 106 through 112 of the 2009 Annual report are not the only ones we face. Additional risks not known to us or that we currently consider immaterial could ultimately have a major impact on Philips’ businesses, objectives, revenues, income, assets, liquidity, and capital resources.
Philips describes the risk factors within each risk category in order of Philips’ current view of expected significance, to give stakeholders an insight into which risks it considers more prominent than others at present. Describing risk factors in their order of expected significance within each risk category does not mean that a lower listed risk factor may not have a material and adverse impact on Philips’ business, strategic objectives, revenues, income, assets, liquidity or capital resources. Furthermore, a risk factor described after other risk factors may ultimately prove to have more significant adverse consequences than those other risk factors. Over time Philips may change its view as to the relative significance of each risk factor. Philips does not classify the risk categories themselves in order of importance.
Strategic risks
As Philips’ business is global, its operations are exposed to economic and political developments in countries across the world that could adversely impact its revenues and income.
Philips’ business environment is influenced by economic conditions globally and in individual countries where Philips conducts business. In 2009, the global economic situation continued to worsen, leading to a decline in consumer and business confidence, increased unemployment and reduced levels of capital expenditure, resulting in lower demand and more challenging market environments across our Sectors. Political developments, for example the pending US Healthcare reform, have also introduced significant uncertainties that may adversely affect the sectors in 2010.
Although in recent months, certain indices and economic data have began to show first signs of stabilization in the macroeconomic environment, there can be no assurance that these improvements will be broad-based and sustainable, nor is it clear how, if at all, they will affect the markets relevant to Philips.
Numerous other factors, such as fluctuation of energy and raw material prices, as well as global political conflicts, including the Middle East and other regions, could continue to impact macroeconomic factors and the international capital and credit markets. Economic and political uncertainty may have a material adverse impact on Philips’ financial condition or results of operations and can also make Philips’ budgeting and forecasting more difficult.
Philips may encounter difficulty in planning and managing operations due to unfavorable political factors, including unexpected legal or regulatory changes such as foreign exchange import or export controls, increased healthcare regulation, nationalization of assets or restrictions on the repatriation of returns from foreign investments and the lack of adequate infrastructure. As emerging markets are becoming increasingly important in Philips’ operations, the above-mentioned risks are also expected to grow and could have an adverse impact on Philips’ financial condition and operating results.

Philips may be unable to adapt swiftly to changes in industry or market circumstances, which could have a material adverse impact on its financial condition and results.
Fundamental shifts in the industry or market, like the transition from traditional lighting to LED lighting, may drastically change the business environment. If Philips is unable to recognize these changes in good time, or is too inflexible to rapidly adjust its business models, growth ambitions and financial results could be affected materially.
Acquisitions could expose Philips to integration risks and challenge management in continuing to reduce the complexity of the company.
Philips has recently completed acquisitions, and may continue to do so in the future, exposing Philips to integration risks in areas such as sales and service force integration, logistics, regulatory compliance, information technology and finance. Integration difficulties and complexity may adversely impact the realization of an increased contribution from acquisitions. Philips may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses.
Furthermore, organizational simplification and resulting cost savings may be difficult to achieve. Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill. Write-downs of these assets due to unforeseen business developments may materially and adversely affect Philips’ earnings, particularly in Healthcare and Lighting which have significant amounts of goodwill. Please also refer to note 15 “Goodwill” to the Group financial statements on page 187 of the 2009 Annual Report, which is incorporated herein by reference.
Philips’ inability to secure and retain intellectual property rights for products, whilst maintaining overall competitiveness, could have a material adverse effect on its results.
Philips is dependent on its ability to obtain and retain licenses and other intellectual property (IP) rights covering its products and its design and manufacturing processes. The IP portfolio results from an extensive patenting process that could be influenced by, amongst other things, innovation. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Philips. This is particularly applicable to Consumer Lifestyle where third-party licenses are important and a loss or impairment could negatively impact Philips’ results.
Philips’ ongoing investments in the “sense and simplicity” brand campaign, with a focus on simplifying the interaction with its customers, translating awareness into preference and improving its international brand recognition, could have less impact than anticipated.
Philips has made large investments in the reshaping of the Group into a more market-driven company focusing on delivering advanced and easy-to-use products and easy relationships with Philips for its customers. The brand promise of “sense and simplicity” is important for both external and internal development. If Philips fails to deliver on its “sense and simplicity” promise, its growth opportunities may be hampered, which could have a material adverse effect on Philips’ revenue and income.
Philips’ overall performance in the coming years is dependent on realizing its growth ambitions in emerging markets.
Emerging markets are becoming increasingly important in the global market. In addition, Asia is an important production, sourcing and design center for Philips. Philips faces strong competition to attract the best talent in tight labor markets and intense competition from local companies as well as other global players for market share in emerging markets. Philips needs to maintain and grow its position in emerging markets, invest in local talents, understand developments in end-user preferences and localize the portfolio in order to stay competitive. If Philips fails to achieve this, its growth ambition and financial results could be affected materially.

Operational risks
Failure to achieve improvements in Philips’ solution and product creation process and/or increased speed in innovation-to-market could hamper Philips’ profitable growth ambitions.
Further improvements in Philips’ solution and product creation process, ensuring timely delivery of new solutions and products at lower cost and upgrading of customer service levels to create sustainable competitive advantages, are important in realizing Philips’ profitable growth ambitions. The emergence of new low-cost competitors, particularly in Asia, further underlines the importance of improvements in the product creation process. The success of new solution and product creation, however, depends on a number of factors, including timely and successful completion of development efforts, market acceptance, Philips’s ability to manage the risks associated with new products and production ramp-up issues, the availability of products in the right quantities and at appropriate costs to meet anticipated demand, and the risk that new products and services may have quality or other defects in the early stages of introduction. Accordingly, Philips cannot determine in advance the ultimate effect that new solutions and product creations will have on its financial condition and operating results. If Philips fails to accelerate its innovation-to-market processes and fails to ensure that end-user insights are fully captured and translated into solution and product creations that improve product mix and consequently contribution, it may face an erosion of its market share and competitiveness, which could have a material adverse affect on its results.
If Philips is unable to ensure effective supply chain management, it may be unable to sustain its competitiveness in its markets.
Philips is continuing the process of creating a leaner supply base with fewer suppliers, while maintaining dual sourcing strategies where possible. This strategy very much requires close cooperation with suppliers to enhance, amongst other things, time to market and quality. In addition, Philips is continuing its initiatives to reduce assets through outsourcing. These processes may result in increased dependency. Although Philips works closely with its suppliers to avoid supply-related problems, there can be no assurance that it will not encounter supply problems in the future or that it will be able to replace a supplier that is not able to meet its demand. Shortages or delays could materially harm its business. Philips maintains a regular review of its strategic and critical suppliers to assess financial stability.
Philips’ supply chain is also exposed to fluctuations in energy and raw material prices. In recent times, commodities such as oil have been subject to volatile markets and significant price increases from time to time. If Philips is not able to compensate for or pass on its increased costs to customers, such price increases could have a material adverse impact on its financial results.
Most of Philips’ activities are conducted outside of the Netherlands, and international operations bring challenges. For example, production and procurement of products and parts in Asian countries are increasing, and this creates a risk that production and shipping of products and parts could be interrupted by a natural disaster in that region.
Due to the fact that Philips is dependent on its personnel for leadership and specialized skills, the loss of its ability to attract and retain such personnel would have an adverse effect on its business.
The retention of talented employees in sales and marketing, research and development, finance and general management, as well as of highly specialized technical personnel, especially in transferring technologies to low-cost countries, is critical to Philips’ success. The loss of specialized skills could also result in business interruptions.
Diversity in information technology (IT) could result in ineffective or inefficient business management. IT outsourcing and off-shoring strategies could result in complexities in service delivery and contract management. Furthermore, we observe a global increase in IT security threats and higher levels of professionalism in computer crime, posing a risk to the confidentiality, availability and integrity of data and information.
Philips is engaged in a continuous drive to create a more open, standardized and, consequently, more cost-effective IT landscape. This is leading to an approach involving further outsourcing, off-shoring, commoditization and ongoing reduction in the number of IT systems. The global increase in security threats and higher levels of professionalism in computer crime have raised the company’s awareness of the importance of effective IT security measures, including proper identity management processes to protect against unauthorized systems access. The integration of new companies and successful outsourcing of business processes are highly dependent on secure and well-controlled IT systems.

Warranty and product liability claims against Philips could cause Philips to incur significant costs and affect Philips ’results as well as its reputation and relationships with key customers.
Philips is from time to time subject to warranty and product liability claims with regard to product performance and effects. Philips could incur product liability losses as a result of repair and replacement costs in response to customer complaints or in connection with the resolution of contemplated or actual legal proceedings relating to such claims. In addition to potential losses arising from claims and related legal proceedings, product liability claims could affect Philips’ reputation and its relationships with key customers, both customers for end products and customers that use Philips’ products in their production process. As a result, product liability claims could materially impact Philips’ financial position and results.
Any damage to Philips’ reputation could have an adverse effect on its businesses.
Philips is exposed to developments which could affect its reputation. Such developments could be of an environmental or social nature, or connected to the behavior of individual employees or suppliers and could relate to adherence with regulations related to labor, health and safety, environmental and chemical management. Reputational damage could materially impact Philips’ financial position and results.
Compliance risks
Legal proceedings covering a range of matters are pending in various jurisdictions against Philips and its current and former group companies. Due to the uncertainty inherent in legal proceedings, it is difficult to predict the final outcome. Adverse outcomes might impact Philips’ financial position and results.
Philips, including a certain number of its current and former group companies, is involved in legal proceedings relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. Since the ultimate outcome of asserted claims and proceedings, or the impact of any claims that may be asserted in the future, cannot be predicted with certainty, Philips’ financial position and results of operations could be affected materially by adverse outcomes.
For additional disclosure relating to specific legal proceedings, reference is made to note 24 “Contingent Liabilities” to the Group financial statements on pages 195 through 197 of the 2009 Annual Report, which is incorporated herein by reference.
Philips is exposed to governmental investigations and legal proceedings with regard to increased scrutiny of possible anti-competitive market practices.
Philips is facing increased scrutiny by national and European authorities of possible anti-competitive market practices, especially in product segments where Philips has significant market shares. For example, Philips and certain of its (former) affiliates are involved in investigations by competition law authorities in several jurisdictions into possible anti-competitive activities in the Cathode-Ray Tubes (CRT) industry and are engaged in litigation in this respect. Philips’ financial position and results could be materially affected by an adverse final outcome of these investigations and litigation, as well as any potential claims relating to this matter. Furthermore, increased scrutiny may hamper planned growth opportunities provided by potential acquisitions. Reference is made to note 24 “Contingent Liabilities” to the Group financial statements on pages 195 through 197 of the 2009 Annual Report which is incorporated herein by reference.
Philips’ global presence exposes the company to regional and local regulatory rules which may interfere with the realization of business opportunities and investments in the countries in which Philips operates.
Philips has established subsidiaries in over 60 countries. These subsidiaries are exposed to changes in governmental regulations and unfavorable political developments, which may limit the realization of business opportunities or impair Philips’ local investments. Philips’ increased focus on the healthcare sector increases the exposure to highly regulated markets, where obtaining clearances or approvals for new products is of great importance, and the dependency on the funding available for healthcare systems. In addition, changes in reimbursement policies may affect spending on healthcare.
Philips is exposed to non-compliance with general business principles.
Philips’ attempts to realize its growth targets could expose it to the risk of non-compliance with Philips General Business Principles. This risk is heightened in emerging markets as corporate governance systems, including information structures and the monitoring of ethical standards are less developed in emerging markets compared to mature markets. Examples include commission payments to third parties, remuneration payments to agents, distributors, commissioners and the like (’Agents’), or the acceptance of gifts, which may be considered in some markets to be normal local business practice.

Defective internal controls would adversely affect our financial reporting and management process.
The reliability of reporting is important in ensuring that management decisions for steering the businesses and managing both top-line and bottom-line growth are based on top-quality data. Flaws in internal control systems could adversely affect the financial position and results and hamper expected growth.
The correctness of disclosures provides investors and other market professionals with significant information for a better understanding of Philips’ businesses. Imperfections or lack of clarity in the disclosures could create market uncertainty regarding the reliability of the data presented and could have a negative impact on the Philips share price.
The reliability of revenue and expenditure data is key for steering the business and for managing top-line and bottom-line growth. The long lifecycle of healthcare sales, from order acceptance to accepted installation, together with the complexity of the accounting rules for when revenue can be recognized in the accounts presents a challenge to ensure there is consistency of application of the accounting rules over Philips Healthcare’s global business.
Compliance procedures have been adopted by management to ensure that the use of resources is consistent with laws, regulations and policies, and that resources are safeguarded against waste, loss and misuse. Ineffective compliance procedures relating to the use of resources could have an adverse effect on the financial results.
Philips is exposed to non-compliance with data privacy and product safety laws.
Philips’ brand image and reputation would be adversely impacted by non-compliance with the various (patient) data privacy and (medical) product safety laws. Privacy and product safety issues may arise with respect to remote access or monitoring of patient data or loss of data on customers’ systems. Philips Healthcare is further subject to various data privacy and safety laws. Privacy and product security issues may arise, especially with respect to remote access or monitoring of patient data or loss of data on our customers’ systems, although Philips Healthcare contractually limits liability where permitted.
Philips Healthcare operates in a highly regulated product safety and quality environment. Philips Healthcare’s products are subject to regulation by various government agencies, including the FDA (US) and comparable foreign agencies. Obtaining their approvals is costly and time- consuming, but a prerequisite for market introduction. A delay or inability to obtain the necessary regulatory approvals for new products could have a material adverse effect on its business. The risk exists that product safety incidents or user concerns could trigger FDA business reviews which if failed could lead to business interruption.
Financial risks
Philips is exposed to a variety of treasury risks including liquidity risk, currency risk, interest rate risk, equity price risk, commodity price risk, credit risk, country risk and other insurable risk.
During 2008 Philips re-financed a significant proportion of its long-term debt commitments, thereby significantly has extended the overall maturity profile of its funding. Furthermore, additional credit lines were arranged to act as additional back-up for the liquidity needs of the group. Further negative developments impacting the global liquidity markets may affect the ability to raise or refinance debt in the capital markets, or could also lead to significant increases in the cost of such borrowing in the future. If the market expected or actual downgrade(s) taken place by the rating agencies, it may increase our cost of borrowing, may reduce our potential investor base and may negatively affect our businesses.
Philips is a global company and as a direct consequence the financial results of the group may be impacted through currency fluctuations. The majority of the currency risk to which Philips is exposed relates to transaction exposure within the business of on-balance and forecasted foreign currency purchases or sales and translation exposure of foreign currency denominated financing positions.
Philips is also exposed to interest rate risk particularly in relation to its long-term debt position; this risk can take the form of either fair value or cash flow risk. Failure to effectively hedge this risk can impact Philips’ financial results.
Philips is exposed to equity price risk through holdings in publicly listed and other companies. A downturn in equity markets can materially impact the realizable value of such securities and can lead to material financial losses and impairment charges for the Group.

Credit risk of counterparties that have outstanding payment obligations creates exposure for Philips, particularly in relation to accounts receivable and liquid assets and fair values of derivatives and insurance contracts with financial counterparties. A default by counterparties in such transactions can have a material and adverse effect on Philips’ financial condition.
For further analysis, reference is made to the information under the heading “Details of treasury risks” on pages 112 through 116 of the 2009 Annual Report.
Philips has defined-benefit pension plans in a number of countries. The funded status and the cost of maintaining these plans are influenced by financial market and demographic developments, creating volatility in Philips’ financials.
The majority of employees in Europe and North America are covered by defined-benefit pension plans. The accounting for defined-benefit pension plans requires management to determine discount rates, expected rates of compensation and expected returns on plan assets. Changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. A negative performance of the financial markets could have a material impact on funding requirements and net periodic pension costs and also affect the value of certain financial assets and liabilities of the company.
For further analysis of pension-related exposure to changes in financial markets, reference is made to the information under the heading “Details of pension risks” on pages 116 through 118 and for quantitative and qualitative disclosure of pensions, please refer to note 18 “Pensions and other postretirement benefits” to the Group financial statements on pages 189 through 193 of the 2009 Annual Report, which is incorporated herein by reference.
Philips is exposed to a number of different fiscal uncertainties which could have a significant impact on local tax results.
Philips is exposed to a number of different tax uncertainties which could result in double taxation, penalties and interest payments. These include, amongst others, transfer pricing uncertainties on internal cross-border deliveries of goods and services, tax uncertainties related to acquisitions and divestments, tax uncertainties related to the use of tax credits and permanent establishments, and tax uncertainties due to losses carried forward and tax credits carried forward. Those uncertainties may have a significant impact on local tax results.
For further details, reference is made to the information under the heading “Details of fiscal risks” on pages 118 through 119 of the 2009 Annual Report, which is incorporated herein by reference.

Item 4. Information on the Company
The structure of the Philips Group
The information under the headings “Business Overview” in this Item 4 “Information on the Company”, “Discontinued operations” in Item 5 “Operating and financial review and prospects”, the information on capital expenditure under the heading “Cash flow” in Item 5 “Operating and financial review and prospects”, the information on page 63 under the heading “Acquisitions and divestments” of the 2009 Annual Report, pages 143 through 150 under the heading “Corporate governance” of the 2009 Annual Report, and the information under note 2 “Acquisitions and divestments” to the Group financial statements on pages 172 through 177 of the 2009 Annual Report is incorporated herein by reference. The registered office of Royal Philips Electronics is High Tech Campus 5, 5656 AE Eindhoven, The Netherlands. Our phone number is +31 20 5977777.
Business Overview
The information in Item 5 “Operating and financial review and prospects” is incorporated herein by reference. The description of industry terms contained in Exhibit 15(d) to this Report on Form 20-F is also incorporated herein by reference.
Philips Structure
Koninklijke Philips Electronics N.V. (the ‘Company’), which started as a limited partnership with the name Philips & Co in Eindhoven, the Netherlands, in 1891 by Anton and Gerard Philips to manufacture incandescent lamps and other electrical products, is the parent company of the Philips Group (‘Philips’ or the ‘Group’), which consists of the Company and its consolidated subsidiaries. The Company was converted into the company with limited liability N.V. Philips’ Gloeilampenfabrieken on September 11, 1912. Its shares are listed on the stock markets of Euronext Amsterdam and the New York Stock Exchange. The management of the Company is entrusted to the Board of Management under the supervision of the Supervisory Board.
Philips’ activities in the field of health and well-being are organized on a sector basis, with each operating sector — Healthcare, Consumer Lifestyle and Lighting — being responsible for the management of its businesses worldwide.
The Group Management & Services sector provides the operating sectors with support through shared service centers. Furthermore, country management organization supports the creation of value, connecting Philips with key stakeholders, especially our employees, customers, government and society. The sector also includes global service units and pensions.
In 2009, the activities related to Innovation & Emerging Businesses were reported under Group Management & Services. Through these businesses, Philips aims to invest in projects that are currently not part of the operating sectors, but which could lead to additional organic growth or create value through future spin-offs.
At the end of 2009, Philips had 127 production sites in 29 countries, sales and service outlets in approximately 100 countries, and 115,924 employees.
Reclassifications
As of January 2009, the Hospitality business moved from Consumer Lifestyle to Lighting. In 2009, the activities of the Incubators, which are included in Innovation & Emerging Businesses, were charged to Research & Development costs of the operating sectors. Beginning in 2009, Innovation & Emerging Businesses is reported under Group Management & Services. As a consequence of the aforementioned, the sector information from prior-year Group financial statements has been reclassified.
Product sectors and principal products
The information in Item 5 “Operating and financial review and prospects” is incorporated herein by reference.

Healthcare
Introduction
•	Healthcare challenges present major opportunities in the long term

•	Addressing the care cycle — our unique differentiator

•	Home healthcare is core part of our healthcare strategy

•	Improved market leadership in core businesses
The future of healthcare is one of the most pressing global issues of our time. Around the world, societies are facing the growing reality and burden of increasing and in some cases aging populations, as well as the upward spiraling costs of keeping us in good health. Worldwide, many more people live longer with chronic disease — such as cardiovascular diseases, cancer, diabetes — than in the past. Aging and unhealthy lifestyles are also contributing to the rise of chronic diseases, putting even more pressure on healthcare systems. At the same time the world is facing a global and growing deficit of healthcare professionals.
In the long term, these challenges present Philips with an enormous opportunity. We focus our business on addressing the evolving needs of the healthcare market by developing meaningful innovations that contribute to better healthcare, at lower cost, around the world.
Healthcare landscape
The global healthcare market is dynamic and growing. Over the past three decades, the healthcare industry has grown faster than Western world GDP, and has also experienced high rates of growth in emerging markets such as China and India. Rising healthcare costs present a major challenge to society. The industry is looking to address this through continued innovation, both in traditional care settings and also in the field of home healthcare. This approach will not only help to lighten the burden on health systems, but will also help to provide a more comforting and therapeutic environment for patient care.
The healthcare market has not been immune from recent developments in the macro-economic environment. The lengthening downturn has had a significant impact on the healthcare industry, primarily in North America, Japan and Western Europe. Hospitals are facing dramatic declines in their operating margins, and many are cutting or delaying capital purchases and medical technology expenditures.
These rapidly changing market dynamics adversely affected us and our competitors in 2009 and will continue to have an impact in 2010. Though it remains uncertain when recovery in the market will become visible, and what the exact implications of pending US legislation will be, we do see certain demand drivers that offset reimbursement and profitability pressures. At the same time we are anticipating government stimulus packages in China and the US that should help drive recovery in the healthcare market.
People-focused, healthcare simplified
Philips’ distinctive approach to healthcare starts by looking beyond the technology to the people — patients and care providers — and the medical problems they face. By gaining deep insights into how patients and clinicians experience healthcare, we are able to identify market and clinical needs. In response, we can develop more intuitive, more affordable, and in the end more meaningful innovations to help take some of the complexity out of healthcare. This results in better diagnosis, more appropriate treatment planning, faster patient recovery and long-term health. We try to simplify healthcare by combining our clinical expertise with human insights to develop innovations that ultimately help to improve the quality of people’s lives. We believe that we are well-positioned for the long term as global healthcare needs will continue to increase and our care cycle approach will drive towards better patient outcomes and reduced healthcare system costs.
With a strong presence in cardiology, oncology and women’s health, we focus on many of the fundamental health problems with which people are confronted, such as congestive heart failure, lung and breast cancers and coronary artery disease. Our focus is on understanding the complete cycle of care — from disease prevention to screening and diagnosis through to treatment, monitoring and health management — and choosing to participate in the areas where we can add significant value. Philips is dedicated to making an impact wherever care is provided, within the hospital — critical care, emergency care and surgery — and, as importantly, in the home.
The high-growth sector of home healthcare is a core part of Philips’ healthcare strategy. We provide innovative products and services for the home that connect patients to their healthcare providers and support individuals at risk in the home through better awareness, diagnosis, treatment, monitoring and management of their conditions. We also provide solutions that improve the quality of life for aging adults, for people with chronic illnesses and for their caregivers, by enabling healthier, independent living at home.

About Philips Healthcare
Philips is one of the top-tier players in the healthcare technology market (based on sales) alongside General Electric (GE) and Siemens. Our Healthcare sector has global leadership positions in areas such as cardiac care, acute care and home healthcare.
Philips Healthcare’s current activities are organized across five businesses:
•	Imaging Systems — X-ray, computed tomography (CT), magnetic resonance (MR) and nuclear medicine imaging equipment

•	Clinical Care Systems — ultrasound imaging, hospital respiratory systems, cardiac care systems and children’s medical ventures

•	Home Healthcare Solutions — sleep management and respiratory care, medical alert services, remote cardiac services, remote patient management

•	Healthcare Informatics — healthcare informatics, patient monitoring systems and image management services

•	Customer Services — consultancy, clinical services, education, equipment financing, asset management and equipment maintenance and repair.
In 2009 we continued to improve the efficiency and effectiveness of our organization, not only in response to the current economic climate but, even more importantly, to further strengthen our position for the future. We aggressively managed costs and reorganized our business, both to meet customer and market demands, as well as to enable profitable growth. In addition, we continue to drive the pace of operational improvement. Our Quote to Cash program has driven fundamental changes within our organization, focusing on process standardization and simplification. A direct result of those efforts was the formation of a centralized Commercial Operations organization — with the primary goal of making it easier for our customers to do business with us.
Products and services are sold to healthcare providers around the world, including academic, enterprise and stand-alone institutions, clinics, physicians, home healthcare agencies and consumer retailers. Marketing, sales and service channels are mainly direct.
The United States is the largest healthcare market, currently representing close to 50% of the global market, followed by Japan and Germany. Approximately 19% of our annual sales are generated in emerging markets, and we expect these to continue to grow faster than the markets in Western Europe and North America.
Sales at Healthcare are generally higher in the second half of the year largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year.
Philips Healthcare employs approximately 34,000 employees worldwide.
The information on the sourcing of the sector Healthcare in Item 5 “Operating and financial review and prospects” is incorporated herein by reference.
Progress against targets
In 2008 a number of key targets were set out for Philips Healthcare in 2009. The advances made in addressing these are outlined below.
Improve margins through acceleration of operational improvements
The fast-changing healthcare market accelerated a need to aggressively adjust our cost structure to become much more competitive in all markets. We succeeded in structurally reducing our fixed and discretionary costs. A new approach to optimizing our investments in innovation also lowered our costs. At the same time we introduced a sector-wide program to structurally improve our operational excellence. This program covers five specific areas — quote to cash, supply base optimization, integrated customer services, pricing and post-merger integration.
Grow faster than our market in key market segments
We continue to invest in critical capabilities to strengthen our commercial organization in key markets. We are improving the quality of our channels by focusing on strategically valuable target segments, which include imaging, clinical decision support and home healthcare. Philips continues to make key strategic investments in emerging technologies in these areas, either through organic growth or acquisitions, aiming to better serve our customers’ needs, improve clinical outcomes, reduce healthcare costs and create new revenue opportunities. For example, our acquisition of Traxtal in 2009 provides foundational device navigation technology allowing Philips to further support minimally-invasive surgical procedures by expanding our presence in the rapidly growing image-guided intervention and therapy market.
Philips is also leveraging its product and services portfolio in innovative ways to create integrated solutions for customers. We offer innovative financing and business modeling solutions to our customers to simplify and ease purchasing decisions. Additionally, we continue to expand our presence in market-leading Ambient Experience and healing environment solutions, a further contributor to the continued growth of our highly profitable Customer Services business.

We have introduced new low and mid-range products, boosting growth in these market segments in both mature and emerging markets. We received certification in China for one such product, the latest addition to the HD family of ultrasound systems, which deliver high-quality imaging in an affordable package. In addition, we are making significant strategic investments in our industrial footprint in emerging markets in order to drive growth by better serving local customers and to reduce our overall cost position.
Deliver value to our customers and shareholders by effective integration of our acquisitions In 2009 we successfully completed the next steps in the integration of major prior-year acquisitions, notably Respironics. At the same time we continued to expand our portfolio with some modest acquisitions. For instance, we acquired InnerCool Therapies Inc., a pioneer in the field of therapeutic hypothermia, strengthening our position in the emergency care market by adding body temperature management solutions. We also acquired Traxtal, a medical technology innovator in image-guided procedures, to strengthen our position as a leading provider of minimally invasive therapy solutions. Integration of both acquisitions is progressing well.
Enhance engagement of our workforce
The challenges our sector is currently facing are reflected, to a degree, in our 2009 employee engagement score. Overall employee engagement went down to 62% favorable, from 67% in 2008. However our index measuring the leadership effectiveness of managers — as perceived by employees — continued to improve, rising from 68% in 2008 to 69% in 2009. Furthermore, we have further strengthened our focus on talent inflow and leadership development in our emerging markets, one of the main focus areas for our long-term growth plans.
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
Philips Healthcare participates in COCIR, the European trade association for the Radiological, Electromedical and Healthcare IT industry, which has committed to participate in the Energy-using Products Directive through a Self-Regulatory Initiative for imaging equipment.
Strategy and 2010 objectives
Philips Healthcare will continue to play an important role in the realization of Philips’ strategic ambitions in the domain of Health and Well-being.
Healthcare has defined the following key business objectives for 2010:
Drive performance
•	Continue to drive operational excellence and improve margins

•	Drive emerging market growth

•	Continue to pursue integration of our recent acquisitions
Accelerate change
•	Drive transformational activities to improve the customer experience

•	Organize around customers and markets to bring decision-making closer to the customer

•	Accelerate introductions of low and mid-end products as a platform for new growth opportunities
Implement strategy
•	Move towards leadership position in imaging

•	Grow Home Healthcare

•	Continue to execute our care cycle strategy around women’s health, cardiology and oncology

•	Leverage Sustainability as a driver of growth
The information on the financial performance of the sector Healthcare in Item 5 “Operating and financial review and prospects” is incorporated herein by reference.

Consumer Lifestyle
Introduction
•	Stringent cost management helps cushion impact of global downturn

•	Acquisition of Saeco brings global leadership position in coffee appliances

•	Four strategic platforms identified, all with growth drivers

•	Even greater emphasis on health and well-being
In a year characterized by a continuing global economic downturn and lower levels of consumer confidence and spending power, there were nonetheless a number of encouraging signs.
Many people’s behavior has changed in light of the crisis, with a greater emphasis on entertaining, relaxing and personal care in the home rather than outside it. In addition, there is an ongoing focus on personal health and well-being; more and more people are becoming aware that they have to actively address this issue in order to improve the quality of their lives. And consumers are limited far less than before by traditional boundaries between products and categories. They don’t think in terms of ‘boxes’, but instead go looking for value and an enhanced experience.
Lifestyle retail landscape
The global economic downturn in 2009 had an impact on the demand for consumer goods. On the one hand, consumers have been slower to buy new or replace existing electronic goods. On the other hand, behavioral shifts have created opportunities for growth, as people choose to stay at home and watch movies on TV, cook for friends or give themselves grooming and beauty treatments; all of these are areas in which we offer solutions.
Emerging markets such as Russia and Latin America, where growth was anticipated, were also affected by the downturn. However, these markets have shown continued improvement over time.
Enabling people to enjoy a healthy lifestyle
Understanding consumers
In everything we do, we aim to improve the quality of people’s lives through the timely delivery of meaningful innovations delivered with the promise of “sense and simplicity”. At Consumer Lifestyle the starting point for this is developing a complete understanding of people’s health and well-being needs, beliefs and attitudes.
In 2009 we carried out a number of activities to support this, including a global survey of over 8,000 consumers, 4,000 of whom were in the emerging markets of Brazil, Russia, India and China. This was one of the largest-ever consumer surveys carried out on health and well-being. The results of the survey will help us develop an even deeper understanding of what consumers are looking for.
Tracking trends and identifying opportunities
Consumer Lifestyle works together with Philips Design to monitor trends ranging from consumer tastes to design aesthetics. With its global footprint, Consumer Lifestyle is well positioned to understand emerging needs in local markets. Country organizations are our interface with the consumer, allowing us to accurately identify local needs, tastes and commercial opportunities.
Applying insights to develop innovative solutions
We apply a rigorous product development process when creating new value propositions. At the heart of this process are validated consumer insights, which show that the propositions meet a latent market need or needs. The combination of insight, simplicity and innovation helps differentiate us from the competition and create a platform for sustainable business success.
Key platforms
In focusing on the domain of health and well-being, we are tapping into significant trends — such as consumer empowerment, growth in emerging markets and aging populations — that will have a major impact on society in the future.

In order to harness the available opportunities we have identified four key platforms, each with drivers for innovation and growth:
Healthy Life
Taking a holistic approach to enhancing consumers’ wellbeing (both mental and physical).
Personal Care
Addressing people’s desire to look good and feel their best so they can approach life with a greater feeling of confidence.
Home Living
Making the home a more comforting, inviting and exciting place to be, reflecting people’s personal identity and preferences.
Interactive Living
Sharing life experiences without boundaries, addressing the rapidly changing ways we interact with and access media and entertainment.
About Consumer Lifestyle
The Philips Consumer Lifestyle sector is organized around its markets, customers and consumers, with its businesses focused on value creation through category development, and its functions concentrating on value delivery through operational excellence.
The market-driven approach is applied with particular emphasis at local level, enabling Consumer Lifestyle to address a variety of market dynamics and allowing the sales organizations to operate with shorter lines of communication with the sector’s six businesses. This also promotes customer-centricity in day-to-day operations.
In 2009 the sector consisted of the following areas of business:
•	Television — experience television (including the 2009 Aurea and Ambilight range and the Cinema 21:9 model, the world’s first cinema-proportioned LCD television that gives true cinematic viewing in the home) plus lifestyle television,

•	Shaving & Beauty — electric shavers, female depilation appliances, haircare and male grooming products, vitality solutions and skincare,

•	Audio & Video Multimedia — home and portable audio and video entertainment, including Blu-ray Disc playback, MP3 and MP4 players, and docking stations for portable entertainment devices,

•	Domestic Appliances — kitchen appliances, floor care, garment care, water and air purifiers, beverage appliances. In 2009 this area of business was considerably strengthened through the acquisition of Saeco International Group S.p.A. of Italy, making Philips a global leader in coffee machines,

•	Health & Wellness — oral healthcare, mother and childcare, relationship care,

•	Peripherals & Accessories — mobility accessories (including headphones, portable audio accessories), remote controls, PC peripherals, digital picture frames, audio and video communications (including DECT and VoIP digital cordless phones).
We also partner with leading companies from other fields, such as Sara Lee/Douwe Egberts and Nivea Beiersdorf, in order to deliver customer-focused appliance/consumable combinations. Consumer Lifestyle has continued its business with international key accounts, particularly in emerging markets. The introduction of more ‘flagship’ online stores for our products has added further key touch-points to the consumer brand experience.
We offer a broad range of products from high to low price/value quartiles, necessitating a diverse distribution model that includes mass merchants, retail chains, independents and small specialty stores often represented by buying groups, as well as online retailers and distributors/wholesalers.
Under normal economic conditions, the Consumer Lifestyle business experiences seasonality, generally with higher sales in the fourth quarter resulting from the holiday sales.
Consumer Lifestyle employs approximately 18,400 people worldwide. This increase on the 2008 level of 17,000 was mainly due to the acquisition of Saeco, which brought around 2,000 new employees — and a lot of valuable experience and expertise — to our sector. Our global sales and service organization covers more than 50 mature and emerging markets. In addition, we operate manufacturing and business creation organizations in the Netherlands, France, Belgium, Austria, Hungary, Singapore, Argentina, Brazil and China.
Consumer Lifestyle strives for full compliance with relevant regulatory requirements, including the European Union’s Waste from Electrical Equipment (WEEE) directive.
The information on the sourcing of the sector Consumer Lifestyle in Item 5 “Operating and financial review and prospects” is incorporated herein by reference.

Progress against targets
In 2008 a number of key targets were set out for Philips Consumer Lifestyle in 2009. The advances made in addressing these are outlined below.
Further optimize the business portfolio to focus on higher growth, higher-margin product categories and to build on global and regional leadership positions
In 2009, Consumer Lifestyle placed particular emphasis on ensuring the right product/market combinations exist across its portfolio, as it progressively shifts focus to consolidate global and regional leadership positions. For example, the Television business has achieved market co-leadership positions in selected product-market combinations in Europe primarily due to its focus on higher-margin categories. Audio & Video Multimedia implemented portfolio choices to shift from traditional lower-margin propositions to emerging value spaces in home cinema and home audio & video.
Consumer Lifestyle is also making bold choices in many markets regarding which categories to pursue and grow. For example, Television has evolved from a business based on scale to one driven by differentiation, especially in its channel/market mix. Traditional world-class competencies in areas like picture quality and technical performance have been maintained, while additional focus has been placed on differentiated design and experiences. As part of this strategic shift, Philips and TPV Technology concluded a brand licensing agreement for Philips’ PC monitors business that came into effect in the second quarter of 2009.
Selectively strengthen the portfolio through opening up new value spaces, including pursuing external opportunities such as strategic acquisitions and alliances
The acquisition of Saeco International Group S.p.A. of Italy, one of the world’s leading espresso machine makers, has helped us consolidate our leadership position in the coffee-making equipment market.
We focus on the four key platforms of Healthy Life, Personal Care, Home Living and Interactive Living, identifying new value spaces within these platforms where we see considerable scope for growth: Lifestyle Management, Skin Care, Sleep, Relationship Care, Water and Air. These value spaces are already showing great potential as we tap into consumer needs and trends in the health and well-being domain, while growing our presence in key categories and channels.
Focus on geographic areas — in particular emerging markets — with the highest return on marketing investment
The emerging markets offer higher growth potential than mature markets. We can leverage our strong brand presence and equity in these countries — often as high or even higher than our brand equity in mature markets — to help capture the available opportunities. We have also organized accelerator teams around consumer markets to increase contact with — and responsiveness to — the local markets.
We are innovating locally to cater for the tastes and preferences of national and/or regional consumers, while aiming to ensure that successful ideas can be rolled out globally. Examples of this include our entry into water purification in India and air purification in China. We are currently exploring how to apply these solutions in mature markets. Another example is the Healthy Variety rice cooker, designed in China to meet the cooking requirements of millions in the local market, and launched in China in November 2009 as a healthy way of preparing meals.
Increase effectiveness and investment in advertising and promotion as well as research and development
Our Test to Invest approach has been applied across various markets in order to determine where we should focus our spending. We successfully implemented our Value Campaign, which used various media platforms to present simple storylines that elaborated on “sense and simplicity” and gave quantifiable reasons why people across the globe should buy our products. This was accompanied by an in-store excellence day, in which all employees left their desks to ensure the stores were well stocked.
In order to deliver meaningful and timely propositions to consumers, running effective and creative innovation & development programs is vital. We have therefore concentrated our general innovation & development efforts in three main sites: two in Asia and one in Europe, supported by several specialized facilities (e.g. Saeco in Italy for espresso).
Maintain rigorous cost and organizational discipline, measured against external and internal benchmarks
We have a continuous business transformation program in place, called Earn To Invest (E2I). E2I bases performance measurement on up-to-date internal and external benchmarks and best practices to achieve best-in-class performance levels in all functions. Since its inception the total E2I program has delivered well beyond the initial target of EUR 200 million in synergies across the former Consumer Electronics and Domestic Appliances and Personal Care divisions.
Through E2I we have been able to increase investment in advertising & promotion and innovation & development while lowering our sales break-even point. The program will continue into 2010 as we respond to the economic environment.
Throughout 2009 we have also optimized our manufacturing, supply and innovation & development footprint on an ongoing basis. We have also lowered our operational break-even point in order to create more possibilities for future investments and also to increase the flexibility of our organization to respond quickly to changing economic conditions.

Strategy and 2010 objectives
Philips Consumer Lifestyle will continue to play an important role in the realization of Philips’ strategic ambitions in the domain of Health and Well-being.
Consumer Lifestyle has defined the following key business objectives for 2010:
Drive performance
•	Further increase cash flow by aggressively managing cash targets

•	Continue to reduce fixed costs and improve the overall agility of the cost base

•	Strengthen excellence in execution and further develop “sense and simplicity” as a competitive edge
Accelerate change
•	Continually optimize the business portfolio, while prioritizing profitable growth and success in selected new value spaces

•	Nourish existing leadership positions, and increase leadership positions in other categories by delighting consumers and winning their preference
Implement strategy
•	Grow Health & Wellness

•	Manage TV to profitability

•	Improve geographical coverage and strengthen position in Brazil, Russia, India and China through managerial focus and investment

•	Accelerate excellence in key strategic capabilities: leadership, professional endorsement, new channels, online, category management and new business models

•	Drive profitable growth through Green Products
The information on the financial performance of the sector Consumer Lifestyle in Item 5 “Operating and financial review and prospects” is incorporated herein by reference.
Lighting
Introduction
•	Lighting industry undergoing a radical transformation

•	Important global trends underpinning strategy

•	Impact of recession on performance
Several key global trends are changing the way people use light, and what they want lighting solutions to be able to deliver for them and the environment.
Around the world, people are increasingly concerned about the effects of climate change and rising energy costs. In many countries a substantial body of ‘green’ legislation is in place or imminent — much of which has a direct impact on the lighting industry. For example, 2009 saw the start of the phase-out of incandescent lamps within the European Union. We will continue to play a significant role in encouraging and enabling the switch to energy-efficient lighting and helping combat climate change.
Another key development is the trend toward custom solutions. Increasingly aware of the possibilities beyond standard solutions, consumers, businesses and national and municipal authorities demand highly adaptable lighting solutions which they can use to customize their indoor and outdoor environments as and when they desire. Flexible and dynamic, our LED solutions allow a much higher degree of customization and provide significantly greater possibilities for ambience creation than solutions based on conventional technologies.

Lighting landscape
We see three main transitions that will affect the lighting industry in the years to come. The first is a move towards energy-efficient light sources, in response to rising energy prices and increased awareness of climate change. The second transition is the move from traditional vacuum-based technologies to solid-state lighting technology. Solid-state or LED lighting is the most significant development in lighting since the invention of electric light well over a century ago. Offering unprecedented freedom in terms of color, dynamics, miniaturization, architectural integration and energy efficiency, solid-state lighting is opening up exciting new possibilities.
The third transition is from bulbs and components as the point of value creation to end-user-driven applications and solutions. Increasingly, these applications and solutions will include lighting controls. We believe that, going forward, a key differentiator among lighting suppliers will be the innovative strength to create systems and solutions that are truly customer-centric.
Between now and 2020, we expect the value of the global lighting market to grow by 6% on a compound annual basis. The vast majority of the value will be in LED-based solutions and products — possibly as much as 80% by 2020. As the global leader in LED components, applications and solutions, with a strong global presence across the LED value chain, we believe we are well positioned for the changes at hand.
The lighting industry has been severely impacted by global economic developments in 2009. In particular, we have seen a dramatic slowdown in demand, partly on the back of tighter availability of credit and weaker spending on public infrastructure projects and partly because of reduced general consumer spending. Though we saw the most profound impact of the recession in the automotive and construction sectors, other business segments have also been affected. While overall economic visibility remains limited, we expect some of our markets to remain under pressure in 2010.
Simply enhancing life with light
Philips Lighting is dedicated to enhancing life with light through the introduction of innovative and energy-efficient solutions or applications for lighting. Our approach is based on obtaining direct input both from customers and from end-users/consumers. Through a market segment-based approach, we can assess customer needs in a targeted way, track changes over time and define new insights that fuel our innovation process and ultimately increase the success rate of new propositions introduced onto the market.
We aim to be the true front-runner in design-led, market and consumer-driven innovation — both in conventional lighting and in solid-state lighting — while continuing to contribute to responsible energy use and sustainable growth.
We believe the rise of LED, coupled with our global leadership, positions us well to continue to deliver on our mission to simply enhance life with light.
About Philips Lighting
Philips Lighting is the global market leader, with recognized expertise in the development, manufacturing and application of innovative lighting solutions. We have pioneered many of the key breakthroughs in lighting over the past 100 years, laying the basis for our current position.
We address people’s lighting needs across a full range of environments. Indoors, we offer specialized lighting solutions for homes, shops, offices, schools, hotels, factories and hospitals. Outdoors, we provide lighting for public spaces, residential areas and sports arenas. We also help to make roads and streets safer for traffic and other road users (car lights and street lighting). In addition, we address the desire for light-inspired experiences through architectural projects. Finally, we offer specific applications of lighting in specialized areas, such as horticulture, refrigeration lighting and signage, as well as heating, air and water purification, and healthcare.
Philips Lighting spans the entire lighting value chain — from lighting sources, electronics and controls to full applications and solutions — via the following businesses:
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
The lamps industry is highly consolidated, with GE and Siemens/Osram as key competitors. The luminaires industry, on the other hand, is more fragmented. Our competition varies per region and per segment. Our Lighting Electronics and our Automotive Lighting businesses are again more consolidated. Chinese companies are entering Western markets with energy-saving solutions, and there are a range of companies active in the transition to solid-state lighting as well as in the transition to applications and solutions. With the arrival of LED we are increasingly seeing many other businesses enter the lighting space, either on the components side or on the (niche) applications side.
Driving transformation
In 2009 we continued to invest in extending our technological leadership, through investments in R&D and acquisitions — controls businesses Dynalite and Teletrol, LED design company Ilti Luce and luminaire manufacturer Selecon. At the same time we went to great lengths to further prepare our organization for the new age of lighting — which will be all about LED-based solutions. We undertook significant restructuring and rightsizing efforts aimed at gearing up our organization to take full advantage of the LED-driven future opportunities in the lighting industry and adjusting our cost structure to current market conditions.
Philips Lighting has manufacturing facilities in some 25 countries in all regions of the world and sales organizations in more than 60 countries. Commercial activities in other countries are handled via dealers working with our International Sales organization. Lighting has approximately 51,000 employees worldwide.
Lighting strives for compliance with relevant regulatory requirements, including the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), Energy Performance of Buildings (EPBD) and Energy using Products (EuP) directives. The impact of the latter is described above under the heading “Introduction”.
Under normal economic conditions, the Lighting business’ sales are generally not materially affected by seasonality.
The information on the sourcing of the sector Lighting in Item 5 “Operating and financial review and prospects” is incorporated herein by reference.
Progress against targets
In 2008 a number of key targets were set out for Philips Lighting in 2009. The advances made in addressing these are outlined below.
Growth
We fuelled future growth by continuing to invest in acquisitions as outlined above, with particular focus on the applications and services part of the lighting value chain, and by continuing to invest in R&D with a specific focus on further solidifying our leading position in LED.
Segment Leadership
With its clear focus on the Office, Outdoor, Industry, Retail, Hospitality, Entertainment, Healthcare and Automotive professional segments, as well as Homes in the consumer domain, Philips has leveraged the strengths of its segmented sales, marketing and R&D organizations, driving leadership in its key markets.
We see tremendous value in partnership, both with clients and suppliers, based on trust and mutual benefit. For example, we work closely with individual retailers to make sure that our on-shelf product placement not only enhances the customer experience, but also improves sales by utilizing specific point-of-purchase materials and purpose-designed shelf layouts.
Brand franchise
Philips Lighting increased its brand franchise by leveraging category management and brand equity in 2009. In the consumer space, for example, Philips Consumer Luminaires addresses different consumer needs at different price points with a number of brands and concepts. The focus is on Philips as the master brand, bringing all-new innovations, based on LED, in product range solutions such as LivingColors, Ledino and EcoMoods. These portfolios enable consumers to transform their home environment and create ambience with lighting. In the premium space, led by design, Philips is marketing its product range under the name ‘Lirio by Philips’.

New business models
The changing industry landscape presents opportunities for new ways of working and new forms of revenue generation, for instance by expanding our business with value-added service offerings. Philips Lighting strengthened its proposition as a services-solutions provider with Philips Lightolier, one of the businesses acquired through the 2008 acquisition of Genlyte, launching a commercial energy audit and lighting upgrade program in the US aimed at replacing inefficient lighting systems currently found in 85% of buildings. A key element of the program, which is being led by the Philips Lightolier Energy Services Group, is a guarantee that the energy audit will deliver measurable energy cost reduction, defined projected return on investment and itemized economic payback, among other benefits. The program is built around the principle of both improving the quality of light and delivering energy efficiencies.
Intellectual property (IP)
Philips makes its patent portfolio for LED systems and controls available to third parties via a licensing program in order to foster industry growth. Philips reached license agreements with several lighting peers including Acuity and Zumtobel in 2009; a similar agreement with Osram has been in place since 2008.
A good example of Philips Lighting’s technological prowess and intellectual property strength is that Philips was the first entrant to the Bright Tomorrow Lighting Prize (L Prize) competition organized by the US Department of Energy. As part of this industry-wide challenge, Philips has developed, manufactured and will bring to market an LED replacement for the common 60W incandescent light bulb. “With the flick of a switch, Philips may have just dramatically lowered America’s electric bill,” TIME Magazine commented after naming this LED lamp the 3rd best invention of 2009.
Strategy and 2010 objectives
Philips Lighting will continue to play an important role in the realization of Philips’ strategic ambitions in the domain of Health and Well-being.
Lighting has defined the following key business objectives for 2010:
Drive performance
•	Drive our performance through capturing growth while managing cost and cash

•	Win with customers in key markets

•	Improve our relative position in emerging markets, especially China, India and Latin America
Accelerate change
•	Further drive the transitions needed to retain the industry lead in the LED era; optimize the lamps lifecycle , expand share of leading LED solutions in professional and consumer segments

•	Continue to invest in extending technological leadership in LED
Implement strategy
•	Become the lighting solutions leader in the Outdoor segment

•	Grow our Consumer Luminaires business

•	Implement our new Lighting mission, identity and sustainability story — “Simply enhancing life with light”
The information on the financial performance of the sector Lighting in Item 5 “Operating and financial review and prospects” is incorporated herein by reference.

Group Management & Services
Introduction
For 2009, the activities of the former Innovation & Emerging Businesses sector and of Group Management & Services are reported under one reporting segment: Group Management & Services.
Group Management & Services comprises the activities of the corporate center including Philips’ global management and sustainability programs, country and regional management costs, and costs of pension and other postretirement benefit plans, as well as Corporate Technologies, Corporate Investments, New Venture Integration and Philips Design. Additionally, the global service units such as Philips General Purchasing, real estate and shared financial services are reported in this sector.
Corporate Technologies
Corporate Technologies feeds the innovation pipeline, enabling its business partners — the three Philips operating sectors and external companies — to create new business options through new technologies, venturing and intellectual property development; improve time-to-market efficiency; and increase innovation effectiveness via focused research and development activities. Corporate Technologies encompasses Corporate Research, the Incubators, Intellectual Property & Standards (IP&S), the Philips Innovation Campus as well as Applied Technologies. In total, Corporate Technologies employs about 4,100 professionals around the globe.
Corporate Technologies actively participates in ‘open innovation’ through relationships with academic and industrial partners, as well as via European and regional projects, in order to improve innovation efficiency and share the related financial exposure. The High Tech Campus in Eindhoven, the Philips Innovation Campus in Bangalore, India, Research Shanghai China, the Cambridge lab and InnoHub are prime examples of environments enabling open innovation. In this way, we ensure proximity of innovation activities to local markets and needs.
Philips Research is a key innovation partner for Philips’ business sectors. It has three main roles. Firstly, it creates new technologies that help to spur the growth of the Philips businesses. Secondly, it develops unique intellectual property (IP), which will enable longer-term business and creates standardization opportunities for Philips. Lastly, it prepares ventures that can grow into new adjacent businesses for the sectors.
In 2009, Research introduced magnetic particle imaging, a new imaging technology that generates anatomical and functional images of the heart, from which quantitative information, ideally required for diagnosis and therapy selection, can be extracted. This was demonstrated in a pre-clinical study. Another breakthrough innovation is the new digital pathology scanner that is being developed together with the Healthcare Incubator. Its unique properties can be compared to “resolving individual blades of grass in a football pitch while scanning at a data rate of 600 Mb/s.” Philips has adopted a people-centric approach to research in order to ensure that our innovations offer experiences that fully meet people’s needs and aspirations. In dedicated ExperienceLabs, ideas and concepts are tested using experience prototypes in a natural — but controlled — setting. This provides us with knowledge and insights that we could not otherwise obtain, thereby increasing the likelihood of developing innovations that are meaningful and commercially successful.
Philips has three incubation organizations: the Healthcare, Lifestyle and Lighting & Cleantech Incubators. The main purpose of the Incubators is to create strategic growth opportunities for Philips. In some cases, spin-out or technology licensing is considered. 2009 saw the introduction of DirectLife, an activity-monitoring program designed to help you improve your daily activity level without dramatically changing your lifestyle. Philips also announced the development of digital pathology solutions to ease the workload and support decision making in central and hospital-based pathology departments.
IP&S proactively pursues the creation of new intellectual property in close co-operation with Philips’ operating sectors and the other departments within Corporate Technologies. Philips’ IP portfolio currently consists of about 48,000 patent rights, 35,000 trademarks, 56,000 design rights and 3,100 domain name registrations. Philips filed approximately 1,550 patents in 2009 with a strong focus on the growth areas in health and well-being. IP&S participates in the setting of standards to create new business opportunities for the Healthcare, Consumer Lifestyle and Lighting sectors. Philips believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents and licenses.
Applied Technologies is a showcase for our open innovation approach, supporting customers both inside and outside Philips through new technologies, new business ideas, consultancy and new product development and introduction services. Applied Technologies is an active player in solutions for the healthcare sector and energy solutions, including solar cells and energy management.
Corporate Investments
The remaining business within Corporate Investments — Assembléon — is a wholly owned subsidiary that develops, assembles, markets and distributes a diverse range of surface-mount technology placement equipment.

New Venture Integration
The New Venture Integration group focuses on the integration of newly acquired companies across all sectors.
Philips Design
Philips Design is one of the longest-established design organizations of its kind in the world. It is headquartered in Eindhoven, Netherlands, with branch studios in Europe, the US and Asia Pacific. Its creative force comprises designers, psychologists, ergonomists, sociologists, philosophers and anthropologists working together to understand people’s needs and desires, in order to generate designs which support people in accomplishing and experiencing things in natural, intuitive ways.
Philips Design’s forward-looking exploration projects deliver vital insights for new business development, supporting the transformation towards a Health and Well-being company.
The information on the financial performance of the sector Group Management & Services in Item 5 “Operating and financial review and prospects” is incorporated herein by reference.
Organizational structure
The information concerning Philips’ subsidiaries in Exhibit 8 to this Annual Report on Form 20-F is incorporated herein by reference.
Property, plant and equipment
Philips owns and leases manufacturing facilities, research facilities, warehouses and office facilities in numerous countries over the world.
Philips has approximately 127 production sites in 29 countries. Philips believes that its plants are well maintained and, in conjunction with its capital expenditures for new property, plant and equipment, are generally adequate to meet its needs for the foreseeable future. For the net book value of its property, plant and equipment and developments therein, reference is made to note 13, entitled “Property, plant and equipment”, to the Group financial statements on page 185 of the 2009 Annual Report incorporated herein by reference. The geographic allocation of assets employed as shown in the section entitled “Information by sectors and main country” on pages 163 through 165 of the 2009 Annual Report and incorporated herein by reference, is generally indicative of the location of manufacturing facilities. The headquarters in Amsterdam are leased. The information as shown in note 23, entitled “Contractual Obligations”, to the Group financial statements on page 194 through 195 of the 2009 Annual Report, partly related to the rental of buildings, is incorporated herein by reference.
For environmental issues affecting the Company’s properties, reference is made to note 24, entitled “Contingent Liabilities”, to the Group financial statements on pages 195 through 197 of the 2009 Annual Report incorporated herein by reference.
Capital expenditures in progress are generally expected to be financed through internally generated cash flows. For a description of the geographic spread of capital expenditures, reference is made to the section “Information by sectors and main country” on pages 163 through 165 of the 2009 Annual Report incorporated herein by reference.
For a description of the Company’s principal acquisitions and divestitures, reference is made to note 2 “Acquisitions and divestments” to the Group financial statements on pages 172 through 177 of the 2009 Annual Report incorporated herein by reference.
Item 4A. Unresolved Staff Comments
None.

Item 5. Operating and financial review and prospects
Operating results
The year 2009
In 2009, we saw continued deterioration of our markets. Despite these challenging economic conditions, we acted quickly and decisively to further accelerate restructuring programs and implement cost-saving measures, while still investing in acquisitions, marketing, and research and development, and continuing to focus on cash flow. Compared to 2008, IFO, adjusted IFO, Net income and Cash flow before financing activities improved.
Group sales amounted to EUR 23,189 million in 2009, a 12% decline compared to 2008. Full-year comparable sales were 11% below last year, which reflected sales declines in both mature and emerging markets. However, comparable sales improved in the second half of the year with fourth-quarter comparable sales on par with the same quarter in 2008.
Group sales were impacted by 17% lower comparable sales in Consumer Lifestyle due to the severe downturn in consumer markets and proactive portfolio pruning; Lighting sales declined 13%, with ongoing weakness in end-markets, particularly in the construction sector; Healthcare proved more resilient, with a sales decline limited to 3%, as strong growth in the emerging markets was more than offset by declines in the US.
Despite difficult economic conditions, we continued to make selective acquisitions of high-margin, high-growth businesses in 2009, adding eight companies to our portfolio, benefiting all three operating sectors and resulting in a cash outflow of EUR 294 million. Additionally, we divested the non-core businesses of Monitors and FIMI (medical display units).
We sold our remaining stake in LG Display and Pace Micro Technology, generating EUR 704 million cash proceeds and a gain of EUR 117 million. The economic downturn resulted in a EUR 48 million non-cash impairment charge for NXP. However, following the recovery of the TPV Technology share price in 2009, the accumulated non-cash impairment charge recognized in 2008 was reversed by an amount of EUR 55 million.
IFO included EUR 450 million of restructuring charges and related asset impairments, EUR 101 million of acquisition-related charges, and EUR 48 million of product recall charges at Consumer Lifestyle, partly offset by a EUR 131 million curtailment gain for retiree medical benefit plans, a EUR 103 million tax benefit mainly related to a deferred tax asset in Lumileds, previously not recognized, and EUR 57 million net insurance recoveries.
Despite lower sales, adjusted IFO improved from EUR 744 million in 2008 to EUR 1,050 million, despite the severe decline in sales. The increase was driven by fixed cost reductions, lower restructuring and acquisition-related charges, portfolio changes and strict cost control.
We generated cash flows from operating activities of EUR 1,545 million, or 6.7% of sales, as we continued our focus on stringent working capital management.

Key data

in millions of euros, except for the per common share data & FTE	2008	2009
Sales	26,385	23,189
Income from operations (IFO)	54	614
as a % of sales	0.2	2.6
Adjusted Income from operations (adjusted IFO)1)	744	1,050
as a % of sales	2.8	4.5
Financial income and expenses	88	(166)
Income tax expense	(256)	(100)
Results of equity-accounted investees	19	76

Income (loss) from continuing operations	(95)	424
Income (loss) from discontinued operations	3	—

Net income (loss)	(92)	424

Net income (loss):
Per common share (in euro) — basic	(0.09)	0.46
Per common share (in euro) — diluted	(0.09)	0.46

Net operating capital (NOC)1)	14,069	12,649
Cash flows before financing activities1)	(1,606)	1,326
Employees (FTE) 1	21,398	115,924
of which discontinued operations	—	—

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Performance of the Group
Sales
In percentage terms, the composition of sales growth in 2009, compared to 2008, was as follows:
Sales growth composition 2009 versus 2008

in %	comparable	currency	consolidation	nominal
	growth1)	effects	changes	growth
Healthcare	(2.7)	2.6	2.6	2.5
Consumer Lifestyle	(16.5)	(0.7)	(5.0)	(22.2)
Lighting	(12.6)	1.0	0.5	(11.1)
Group Management & Services	(30.2)	(0.1)	(0.2)	(30.5)

Philips Group	(11.4)	0.7	(1.4)	(12.1)

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Group sales amounted to EUR 23,189 million in 2009, a 12% decline compared to 2008. Adjusted for a favorable 1% currency effect and an unfavorable impact of portfolio changes, comparable sales were 11% below 2008. The decline in comparable sales was largely attributable to the challenging economic environment, particularly in the consumer markets and in North America.
Consumer Lifestyle reported a 17% comparable sales decline largely due to weakened consumer markets, visible in both mature and emerging markets, and selective portfolio pruning, mainly the exit of certain markets and products, such as DVD recorders. Comparable sales declines were seen in all businesses except Health & Wellness.
Sales at Lighting were 13% lower than in 2008, impacted by weakness in the commercial construction environment and automotive market. This resulted in year-on-year declines in all businesses.
Healthcare sales declined 3% on a comparable basis, largely impacted by the economic recession and the uncertainty around healthcare reform in the US. Lower sales were visible at Healthcare Informatics, Clinical Care Systems, and Imaging Systems, partly tempered by moderate growth at Customer Services and Home Healthcare Solutions.

Earnings
The following overview shows sales, IFO and adjusted IFO according to the 2009 sector classification.
Sales, IFO and adjusted IFO 2009

in millions of euros			as a % of	adjusted	as a % of
	sales	IFO	sales	IFO1)	sales
Healthcare	7,839	591	7.5	848	10.8
Consumer Lifestyle	8,467	321	3.8	339	4.0
Lighting	6,546	(16)	(0.2)	145	2.2
Group Management & Services	337	(282)	—	(282)	—

Philips Group	23,189	614	2.6	1,050	4.5

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Sales, IFO and adjusted IFO 2008

in millions of euros			as a % of	adjusted	as a % of
	sales	IFO	sales	IFO1)	sales
Healthcare	7,649	621	8.1	839	11.0
Consumer Lifestyle	10,889	110	1.0	126	1.2
Lighting	7,362	24	0.3	480	6.5
Group Management & Services	485	(701)	—	(701)	—

Philips Group	26,385	54	0.2	744	2.8

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
In 2009, Philips’ gross margin was EUR 8,079 million, or 34.8% of sales, compared to EUR 8,447 million, or 32.0% of sales, in 2008. Gross margin in 2009 included restructuring and acquisition-related charges of EUR 268 million and net asbestos-related recoveries of EUR 57 million. 2008 included EUR 360 million restructuring and acquisition-related charges and EUR 264 million of asbestos-related settlement charges. The improvement in 2009 was mainly driven by higher margins at Consumer Lifestyle, partly offset by declines at Lighting and Healthcare.
Selling expenses decreased from EUR 5,518 million in 2008 to EUR 5,159 million in 2009. 2008 included EUR 215 million of restructuring and acquisition-related charges, compared to EUR 185 million in 2009. In relation to sales, selling expenses increased from 20.9% to 22.2%, largely due to lower sales levels. This percentage increase was mainly due to higher costs relative to sales at Consumer Lifestyle and Lighting, partly offset by Healthcare.
General and administrative expenses (G&A expenses) amounted to EUR 734 million, a decrease of EUR 238 million compared to 2008, mainly due to a EUR 131 million curtailment gain for retiree medical benefit plans and lower restructuring charges in 2009. As a percentage of sales, G&A expenses decreased from 3.7% in 2008 to 3.2%, driven by lower costs in relation to sales at Consumer Lifestyle and Healthcare, partly offset by Lighting.
Research and development costs declined from EUR 1,777 million in 2008 to EUR 1,631 million in 2009. 2008 included EUR 40 million of restructuring charges, compared to EUR 73 million in 2009. The decline in research and development spend was largely driven by lower costs at Consumer Lifestyle, partly offset by higher costs at Healthcare and Lighting. As a percentage of sales, research and development costs increased from 6.7% to 7.0%, largely due to Lighting.
In 2009, IFO increased by EUR 560 million compared to 2008, to EUR 614 million, or 2.6% of sales. 2009 included EUR 450 million of restructuring charges, EUR 101 million of acquisition-related charges, and a EUR 131 million gain related to curtailment for retiree medical benefits plans. IFO in 2008 included a EUR 301 million non-cash goodwill impairment charge mainly related to Lumileds. IFO and adjusted IFO in 2008 were both impacted by a EUR 264 million asbestos-related settlement charge, EUR 541 million of restructuring charges and EUR 131 million of acquisition-related charges.
Amortization of intangibles, excluding software and capitalized product development, amounted to EUR 436 million, an increase of EUR 47 million compared with EUR 389 million in 2008.
Adjusted IFO increased from EUR 744 million in 2008 to EUR 1,050 million in 2009. Lower adjusted IFO at Lighting was offset by improved earnings at Consumer Lifestyle, GM&S and Healthcare. As a percentage of sales, adjusted IFO increased from 2.8% in 2008 to 4.5% in 2009.

Healthcare
Healthcare’s adjusted IFO of EUR 848 million was EUR 9 million higher than in 2008 and included EUR 42 million of restructuring charges and EUR 64 million of acquisition-related charges. Adjusted IFO in 2008 included EUR 63 million of restructuring charges, EUR 90 million of acquisition-related charges and a EUR 45 million gain on the sale of Philips Speech Recognition Services. As a percentage of sales, adjusted IFO declined from 11.0% in 2008 to 10.8% in 2009.
Consumer Lifestyle
Consumer Lifestyle’s adjusted IFO increased from EUR 126 million in 2008 to EUR 339 million in 2009, mainly as result of lower non-manufacturing cost. The impact of lower sales on profitability was largely offset by an improved gross margin percentage in most businesses, notably Television, mainly driven by the divestment of Television in North America and a higher Ambilight share of sales. Adjusted IFO in 2008 included EUR 198 million of restructuring charges and a EUR 42 million gain on the sale of the Set-Top Boxes activity. 2009 was impacted by EUR 120 million of restructuring charges, EUR 48 million of product recall-related charges and EUR 16 million of acquisition-related charges. Adjusted IFO as a percentage of sales improved from 1.2% in 2008 to 4.0%, driven primarily by portfolio management and cost control.
Lighting
Lighting’s adjusted IFO declined from EUR 480 million in 2008 to EUR 145 million. Adjusted IFO in 2008 included EUR 245 million of restructuring charges and EUR 41 million of acquisition-related and other charges. Adjusted IFO in 2009 was impacted by EUR 225 million of restructuring charges and EUR 22 million of acquisition-related charges. As a percentage of sales, adjusted IFO declined from 6.5% in 2008 to 2.2% due to lower sales and margin pressures in most businesses.
Group Management & Services
The adjusted IFO loss at Group Management & Services was EUR 282 million in 2009, compared to a loss of EUR 701 million in 2008. Adjusted IFO in 2008 included a EUR 264 million asbestos-related settlement charge, whereas 2009 was mainly impacted by a EUR 131 million gain related to curtailment for retiree medical benefit plans and EUR 57 million of net asbestos-related recoveries. Restructuring charges at Group Management & Services in 2009 amounted to EUR 63 million.
Pensions
The net periodic pension costs of defined-benefit pension plans amounted to a cost of EUR 3 million in 2009 compared to EUR 21 million credit in 2008, due to lower expected returns on lower assets in 2009. The defined-contribution pension cost amounted to EUR 107 million, EUR 11 million higher than in 2008, mainly due to a gradual shift from defined-benefit to defined-contribution pension plans. 2009 included a curtailment gain for retiree medical benefit plans of EUR 131 million.
For further information, reference is made to note 18 “Pensions and other postretirement benefits” to the Group financial statements on pages 189 through 193 of the 2009 Annual Report incorporated herein by reference
Restructuring and impairment charges
In 2009, IFO included net charges totaling EUR 450 million for restructuring and related asset impairments. 2008 included EUR 541 million of restructuring and related asset impairment charges.
In addition to the annual goodwill impairment tests for Philips, due to the economic circumstances trigger-based impairment tests were performed during the year, resulting in no goodwill impairments. For further information on sensitivity analysis, please refer to note 15 “Goodwill” to the group financial statements on page 187 of the 2009 Annual Report incorporated herein by reference. In 2008 there were EUR 301 million of non-cash goodwill impairment charges, mainly related to Lumileds.

Restructuring and related charges

in millions of euros	2008	2009
Restructuring charges per sector:
Healthcare	63	42
Consumer Lifestyle	198	120
Lighting	245	225
Group Management & Services	35	63

	541	450

Cost breakdown of restructuring charges:
Personnel lay-off costs	374	399
Release of provision	(2)	(81)
Restructuring-related asset impairment	116	84
Other restructuring-related costs	53	48	1)

	541	450

1)	Includes EUR 22 million of costs which were expensed as incurred.
The most significant restructuring projects in 2009 related to Lighting and Consumer Lifestyle. Restructuring projects at Lighting aimed at further increasing organizational effectiveness, and centered on Lamps. The largest restructuring projects were in the Netherlands, Belgium, Poland and various locations in the US. Consumer Lifestyle restructuring projects focused on Television (primarily in Belgium and France), Peripherals & Accessories (mainly Technology & Development in the Netherlands) and Domestic Appliances (mainly Singapore and China). Healthcare initiated various restructuring projects aimed at reduction of the fixed cost structure, mainly impacting Imaging Systems (the Netherlands), Home Healthcare Solutions and Clinical Care Systems (various locations in the US).
Other restructuring projects focused on reducing the fixed cost structure of Corporate Research Technologies, Philips Information Technology, Philips Design, and Corporate Overheads in the Netherlands within Group & Management Services.
In 2009, restructuring provisions of EUR 81 million were released, mainly as a result of placing employees in different positions within the company and the release of a restructuring provision in conjunction with the sale of Hoffmeister (Lighting).
In 2008, the most significant restructuring projects related to Lighting, Consumer Lifestyle and Healthcare. Restructuring projects at Lighting mainly centered on Lamps (principally North America and Poland), Professional Luminaires (notably Germany), Special Lighting Applications (primarily the Netherlands and Belgium), Automotive (mainly Korea and Germany) and Lighting Electronics (primarily the Netherlands).
Consumer Lifestyle restructuring projects in 2008 concentrated on the integration of the former Domestic Appliances and Consumer Electronics businesses, the exit of Television from North America, restructuring of the Television operation in Juarez (Mexico) and restructuring charges taken to re-align the European industrial footprint. Healthcare restructuring costs spanned many locations, including sites in Hamburg (Germany), Helsinki (Finland) and Andover (US).
Reference is made to note 17, entitled “Provisions”, under the heading “Restructuring-related provisions” to the Group financial statements on pages 188 through 189 of the 2009 Annual Report which is incorporated herein by reference. For further information on impairment please refer to the information under the heading “Impairment of non-financial assets” in the section on “Critical accounting policies” on pages 71 and 72.
Financial income and expenses
A breakdown of the Financial income and expenses is shown in the table below:
Financial income and expenses

in millions of euros	2008	2009
Interest expenses (net)	(105)	(252)
Sales of securities	1,406	126
Value adjustments on securities	(1,148)	(58)
Other	(65)	18

	88	(166)

Financial income and expenses in 2009 amounted to a loss of EUR 166 million, as compared to a gain of EUR 88 million in 2008. This was mainly a result of increased net interest expenses and lower gains on the sale of securities, partially offset by a smaller loss from the value adjustments of securities and other financial income of EUR 18 million in 2009 versus other financial expenses of EUR 65 million in 2008.
The net interest expense in 2009 was EUR 147 million higher than in 2008, as a result of lower interest income due to lower interest rates applied to an average lower liquid asset position of the Group and higher interest cost associated with hedging.
Income from the sale of securities consists of:
Sale of securities

in millions of euros	2008	2009
Income from the sale of securities:
Gain on sale TSMC shares	1,205	—
Gain on sale of LG Display shares	158	69
Gain on sale of D&M shares	20	—
Gain on sale of Pace shares	—	48
Others	23	9

	1,406	126

In 2009, income from the sale of securities totaled EUR 126 million. This included a EUR 69 million gain from the sale of remaining shares in LG Display, and a EUR 48 million gain from the sale of remaining shares in Pace Micro Technology. These gains were partially offset by impairment charges amounting to EUR 58 million, mainly from shareholdings in NXP. Other financial income in 2009, primarily consisted of a EUR 19 million gain related to the revaluation of the convertible bonds received from TPV Technology and CBAY, and dividend income totaling EUR 16 million, EUR 12 million of which related to holdings in LG Display. Other financial expenses included EUR 15 million accretion expenses mainly associated with discounted asbestos provisions.
Value adjustments on securities

in millions of euros	2008	2009
NXP	(599)	(48)
LG Display	(448)	—
TPO Display	(71)	—
Pace Micro Technology	(30)	—
Prime Technology	—	(6)
Other	—	(4)

	(1,148)	(58)

2008 included a gain of EUR 1,406 million, mainly on the sale of shares in TSMC, LG Display and D&M. 2008 also included EUR 23 million dividend from TSMC. These were partly offset by EUR 1,148 million non-cash impairment losses at NXP, LG Display, and Pace Micro Technology. Additionally, 2008 included a EUR 37 million loss related to the revaluation of the TPV Technology convertible bond.
For further information, refer to note 4 “Financial income and expenses” to the Group financial statements on page 178 of the 2009 Annual Report, which is incorporated herein by reference.
Income taxes
Income taxes amounted to EUR 100 million, compared to EUR 256 million in 2008.
The tax burden in 2009 corresponded to an effective tax rate of 22.3% on pre-tax income, compared to 180% in 2008. The 2009 effective tax rate was impacted by EUR 103 million of net tax benefits, mainly the recognition of a deferred tax asset for Lumileds, previously not recognized, various non-deductible value adjustments, and a number of tax settlements. The 2008 effective tax rate was affected by non-deductible impairment and value adjustments, increased valuation allowances, higher provisions for uncertain tax positions and foreign withholding taxes for which a credit could not be realized. These were partially offset by non-taxable gains resulting from the sale of securities.
For 2010, the effective tax rate excluding non-taxable items is expected to be between 27% and 29%.
Reference is made to note 5 “Income taxes” to the Group financial statements on pages 179 through 181 of the 2009 Annual Report, which is incorporated herein by reference.

Results of equity-accounted investees
The results related to equity-accounted investees increased from EUR 19 million in 2008 to EUR 76 million in 2009.
Results of equity-accounted investees

in millions of euros	2008	2009
Company’s participation in income	81	23
Results on sales of shares	(2)	—
Gains arising from dilution effects	12	—
(Reversal of) investment impairment and guarantee charges	(72)	53

	19	76

Following recovery of the TPV share price in 2009, the accumulated value adjustment of the shareholding in TPV recognized in 2008 was reversed by EUR 55 million. The company’s participation in income of EUR 23 million was mainly attributable to results on Intertrust.
During 2008, as a result of the reduction in both the Philips shareholding and the number of Philips board members, LG Display was accounted for as an available-for-sale financial asset and no longer as an equity-accounted investee.
For further information, refer to note 6 “Investments in equity-accounted investees” to the Group financial statements on pages 181 through 183 of the 2009 Annual Report, which is incorporated herein by reference.
Minority interest
The share of minority interests in the net income of the Group amounted to EUR 14 million in 2009. In 2008, a EUR 1 million net loss was attributable to minority interests.
Discontinued operations
The results from discontinued operations in 2008 included a EUR 10 million net gain on the results of MedQuist and a net loss of EUR 7 million on the sales of Semiconductors. In 2009 there were no results from discontinued operations.
For further information, refer to note 1 “Discontinued operations” to the Group financial statements on page 172 of the 2009 Annual Report, which is incorporated herein by reference.
Net income
Income from continuing operations increased from a loss of EUR 95 million in 2008 to a profit of EUR 424 million. The improvement was largely driven by EUR 560 million higher IFO, EUR 57 million higher earnings from equity-accounted investees and lower income tax expense, partly offset by higher costs in Financial income and expenses.
Net income for the Group including discontinued operations amounted to a profit of EUR 424 million, or EUR 0.46 per common share, in 2009, compared to a loss of EUR 92 million, or EUR 0.09 per common share, in 2008.

Performance by sector
Healthcare
Key data

in millions of euros, except for FTE data	2008	2009
Sales	7,649	7,839

Sales growth
% increase, nominal	15	2
% increase, comparable1)	6	(3)

Adjusted IFO1)	839	848
as a % of sales	11.0	10.8

IFO	621	591
as a % of sales	8.1	7.5

Net operating capital (NOC)1)	8,785	8,434

Cash flows before financing activities1)	(2,439)	876

Employees (FTEs)	35,551	34,296

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Sales per market cluster

in millions of euros	2008	2009
Western Europe	1,961	1,941
North America	3,747	3,685
Other mature markets	670	763

Total mature markets	6,378	6,389
Emerging markets	1,271	1,450

	7,649	7,839

Sales in 2009 amounted to EUR 7,839 million, 2% higher than in 2008 on a nominal basis, largely thanks to the contributions from acquired companies (Respironics full-year sales) and growth at Customer Services. Excluding the 3% positive impact of portfolio changes and the 3% favorable impact of currency effects, comparable sales were lower by 3%. Sales declines were seen at Imaging Systems, Healthcare Informatics and Clinical Care Systems while Customer Service and Home Healthcare Systems grew compared to 2008. Imaging Systems sales were lower across most modalities except Computed Tomography. Green Product sales amounted to EUR 1,791 million in 2009, up from EUR 1,527 million in 2008, representing 23% of sector sales.
Geographically, mature market sales were lower than in 2008, led by declines in North America due to the recession and uncertainty surrounding US healthcare reform. Emerging markets showed double-digit comparable sales growth, driven by all businesses. This growth was attributable to Central and Eastern Europe, India, the Middle East and China.
Adjusted IFO amounted to EUR 848 million, or 10.8% of sales, in line with 2008 earnings of EUR 839 million. 2009 was impacted by EUR 42 million of restructuring charges and EUR 64 million of acquisition-related charges. Earnings in 2008 included EUR 63 million of restructuring charges and EUR 90 million acquisition-related charges, which were partly offset by a EUR 45 million gain on the sale of Philips Speech Recognition Systems. Adjusted IFO was driven by additional income from Customer Services and Home Healthcare Solutions, offsetting lower earnings at Clinical Care Systems and Healthcare Informatics. Despite lower sales, Imaging Systems’ earnings were broadly in line with 2008 as result of strict cost management in the second part of the year.
Compared to 2008, IFO declined by EUR 30 million to EUR 591 million.
Cash flow before financing activities totaled EUR 876 million, an increase of EUR 3,315 million compared with 2008. Last year included net payments totaling EUR 3,456 million, mainly for the acquisitions of Respironics, VISICU, TOMCAT, Dixtal Biomédica, Shenzhen Goldway, Medel and Alpha X-Ray Technologies. Excluding acquisition-related outflows in 2008 and EUR 43 million of cash proceeds from divestments in 2009, cash flow before financing activities was EUR 184 million lower than in 2008. The decrease was largely due to lower inflow from working capital, particularly accounts payable.

Consumer Lifestyle
Key data

in millions of euros, except for FTE data	2008	2009
Sales	10,889	8,467
of which Television	4,724	3,122

Sales growth
% increase (decrease), nominal	(17)	(22)
% increase (decrease), comparable1)	(9)	(17)
Sales growth excl. Television
% increase (decrease), nominal	(13)	(13)
% increase (decrease), comparable1)	(6)	(12)

Adjusted IFO1)	126	339
of which Television	(436)	(179)
as a % of sales	1.2	4.0

IFO	110	321
of which Television	(436)	(179)
as a % of sales	1.0	3.8

Net operating capital (NOC)1)	798	625
of which Television	(238)	(386)

Cash flows before financing activities1)	242	587
of which Television	(483)	(23)

Employees (FTEs)	17,145	18,389
of which Television	4,742	4,766

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Sales per market cluster

in millions of euros	2008	2009
Western Europe	4,631	4,029
North America	1,741	1,072
Other mature markets	287	208

Total mature markets	6,659	5,309
Emerging markets	4,230	3,158

	10,889	8,467

In 2009, Consumer Lifestyle experienced very challenging market conditions as a result of the global economic recession. Sales amounted to EUR 8,467 million, a nominal decline of 22%. Adjusted for unfavorable currency effects of 1% and portfolio changes, mainly the divestment of Television in North America and the sale of Set-Top Boxes in 2008 as well as the acquisition of Saeco and sale of IT Monitors in 2009, comparable sales declined 17%.
From a geographical perspective, double-digit declines were visible in all markets. Sales in mature markets, which accounted for 63% of sales in 2009, fell by 15% due to sharp declines in both North America and Western Europe. Sales in key emerging markets suffered double-digit declines, impacted by lower sales in China, India and Latin America. Sales in other emerging markets were below last year’s level due to lower sales in nearly all countries. Green Product sales totaled EUR 1,915 million, a nominal increase of 30% compared to 2008, amounting to 23% of sector sales.
Comparable sales declines were visible in all businesses except Health & Wellness, which achieved 4% growth. The largest sales declines were at Television, Audio & Video Multimedia and Peripherals & Accessories, which all suffered double-digit declines. Domestic Appliances and Shaving & Beauty were more resilient, resulting in low single-digit sales declines.
Adjusted IFO improved from EUR 126 million, or 1.2% of sales, in 2008 to EUR 339 million, or 4.0% of sales, in 2009. The improvement was driven by fixed cost reductions, portfolio changes at Television and Audio & Video Multimedia, cost control measures and EUR 78 million lower restructuring charges, which more than offset the impact of the lower sales, the EUR 48 million product recall charges and the EUR 42 million gain on the sale of Set-Top boxes in 2008. Higher adjusted IFO was visible in nearly all businesses, notably Television and Peripherals & Accessories.

IFO amounted to EUR 321 million, or 3.8% of sales, which included EUR 18 million of amortization of intangible assets, mainly in Health & Wellness and Peripherals & Accessories.
Net operating capital declined by EUR 173 million, primarily due to rigorous reduction of inventories and improved accounts receivable management.
Cash flows before financing activities improved from an inflow of EUR 242 million in 2008 to an inflow of EUR 587 million. The increase was attributable to higher earnings, higher inflows from working capital and lower capital expenditures.
Lighting
Key data

in millions of euros, except for FTE data	2008	2009
Sales	7,362	6,546

Sales growth
% increase, nominal	16	(11)
% increase, comparable1)	3	(13)

Adjusted IFO1)	480	145
as a % of sales	6.5	2.2

IFO	24	(16)
as a % of sales	0.3	(0.2)

Net operating capital (NOC)1)	5,712	5,104

Cash flows before financing activities1)	(1,143)	591

Employees (FTEs)	57,367	51,653

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Sales per market cluster

in millions of euros	2008	2009
Western Europe	2,665	2,271
North America	2,041	1,811
Other mature markets	276	253

Total mature markets	4,982	4,335
Emerging markets	2,380	2,211

	7,362	6,546

Sales in 2009 amounted to EUR 6,546 million, a nominal decline of 11% compared to 2008, impacted by weakened automotive, construction, consumer and OEM markets. Excluding a 1% favorable currency impact and a 1% favorable effect of portfolio changes, comparable sales declined 13%.
The year-on-year sales decline was visible in all markets. In mature markets, sales were 15% below the level of 2008 due to double-digit declines in North America and Western Europe, particularly at Professional Luminaires, which was impacted by weakened construction markets. The emerging markets, which accounted for 34% of Lighting sales compared to 32% in 2008, declined 7% mainly due to lower sales in Latin America and Russia, partly offset by single-digit growth in China and India.
Sales declines were most severe at Professional Luminaires, Lighting Electronics and Automotive, which experienced double-digit decreases. Sequential improvement was seen throughout the year with fourth-quarter comparable sales being on par with the fourth quarter of 2008. Green Product sales totaled EUR 3,393 million, a nominal increase of 14% compared to 2008, amounting to 52% of sales.
Adjusted IFO amounted to EUR 145 million, which included EUR 247 million of restructuring and acquisition-related charges. This compared to EUR 480 million in 2008, which included EUR 285 million of restructuring and acquisition-related charges. The decline in adjusted IFO was largely attributable to lower sales and gross margin.

IFO declined from a profit of EUR 24 million in 2008 to a loss of EUR 16 million due to lower sales. 2008 included EUR 301 million of non-cash goodwill impairments, mainly related to Lumileds.
Net operating capital decreased by EUR 608 million to EUR 5.1 billion, mainly driven by improved working capital management and lower capital investments.
Cash flow before financing activities improved from an outflow of EUR 1,143 million in 2008 to an inflow of EUR 591 million, reflecting the impact of cash disbursements of EUR 1,826 million in 2008, mainly related to the acquisition of Genlyte. Cash inflow from working capital improved on 2008, but was largely offset by lower earnings.
Group Management & Services
Key data

in millions of euros, except for FTE data	2008	2009
Sales	485	337

Sales growth
% increase (decrease), nominal	(34)	(31)
% increase (decrease), comparable1)	(26)	(30)

Adjusted IFO Corporate Technologies1)	(126)	(162)
Adjusted IFO Corporate & regional costs1)	(234)	(174)
Adjusted IFO Pensions1)	14	142
Adjusted IFO Service Units and other1)	(355)	(88)

Adjusted IFO1)	(701)	(282)

IFO	(701)	(282)

Net operating capital (NOC)1)	(1,226)	(1,514)

Cash flows before financing activities1)	1,734	(728)

Employees (FTEs)	11,335	11,586

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Our Incubator activities are now maturing and increasingly aligned with the growth plans of our individual sectors. As a result, in 2009, charges related to the early-stage ventures are included in the Research and Development costs of the respective sectors.
In 2009, adjusted IFO amounted to a loss of EUR 282 million compared to EUR 701 million in 2008. Adjusted IFO in 2009 included a EUR 131 million curtailment gain for retiree medical benefit plans, EUR 57 million of net asbestos-related recoveries, EUR 62 million of restructuring charges and EUR 46 million of asset write-offs.
In 2008, adjusted IFO was impacted by a EUR 264 million asbestos-related settlement charge, EUR 35 million restructuring charges, and a EUR 13 million loss on the divestment of HTP Optics.
Adjusted IFO at Corporate Technologies was EUR 36 million lower than in 2008, largely due to lower revenues from licenses and higher costs in molecular healthcare.
Corporate & regional costs declined from EUR 234 million in 2008 to EUR 174 million, driven by restructuring savings and stringent cost management.
Pensions adjusted IFO amounted to EUR 142 million compared to EUR 14 million in 2008. The increase was largely attributable to the EUR 131 million curtailment gain for retiree medical benefit plans         .
Adjusted IFO at Service Units and other was impacted by a EUR 264 million asbestos-related settlement charge in 2008.
Cash flows before financing activities amounted to an outflow of EUR 728 million in 2009 compared to an inflow of EUR 1,734 million in 2008. The decline was largely attributable to EUR 485 million of final asbestos payments in 2009 and cash receipts related to the sale of shares in TSMC and LG Display in 2008.

Performance by market cluster
In 2009, sales declined 11% on a comparable basis, impacted by the global recession, with double-digit sales declines visible in both mature and emerging markets.
Sales, IFO and adjusted IFO per market cluster

in millions of euros	2008			2009
			adjusted			adjusted
	sales	IFO2)	IFO1)2)	sales	IFO2)	IFO1)2)
Western Europe	9,518	258	283	8,431	73	94
North America	7,577	(402)	219	6,597	105	466
Other mature markets	1,269	14	14	1,252	63	71

Total mature markets	18,364	(130)	516	16,280	241	631
Emerging markets	8,021	184	228	6,909	373	419

	26,385	54	744	23,189	614	1,050

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

2)	As reported on a geographical basis.
The comparatively lower sales in mature markets were the result of lower sales in all three sectors. In Western Europe, the sharp sales decline was largely attributable to lower sales at Consumer Lifestyle, partly due to managed portfolio pruning, and in Lighting. A double-digit decline was visible in North America, with lower sales in all sectors, due to the recession and uncertainty surrounding the pending US Healthcare Reform Act.
Sales in emerging markets declined 11%, largely impacted by a double-digit decline in Latin America (Consumer Lifestyle and Lighting) and a low single-digit decline in China as growth at Lighting and Healthcare was more than offset by lower sales at Consumer Lifestyle. Sharp declines were also visible in Russia, which were partly offset by slight growth in India and the Middle East.
Adjusted IFO in mature markets improved by EUR 115 million compared to 2008 as lower adjusted IFO in Western Europe was more than offset by higher adjusted IFO in North America, mainly reflecting the effect of a EUR 264 million asbestos-related settlement charge in 2008. The adjusted IFO decline in Western Europe was mainly attributable to lower sales at Consumer and Lifestyle. Adjusted IFO improved compared with 2008 in the emerging markets, mainly due to growth at Healthcare in Latin America and China and lower restructuring charges and a EUR 131 million curtailment for retiree medical benefit plans.
Performance by key function
Marketing
Throughout 2009, Philips continued to deliver on its brand promise of “sense and simplicity”. Driving thought leadership in Health and Well-being, combined with a continued focus on Net Promoter Score (NPS) to improve customer experiences across all touchpoints, was central to Philips’ marketing strategy in 2009. As a result, the company moved up to 42nd place on the Interbrand ranking of the 100 best global brands. This progression is continued evidence that the promise of “sense and simplicity” resonates with stakeholders and customers. Since the launch of “sense and simplicity” five years ago, the Philips’ brand value has increased 85%.
Philips’ total 2009 marketing expenses declined nominally to EUR 804 million, but as percentage of sales remained broadly in line with 2008 levels. In 2009, Philips’ marketing strategy showed an increased focus on organizing around customers and markets. To that end, global investment was tailored more substantially to strategic markets.
The corporate focus on thought leadership in Health and Well-being also extended to Philips’ online marketing strategies in 2009, where several new initiatives were launched. Within the Healthcare sector, Philips expanded its online presence via the launch of GetInsideHealth.com, an e-service that delivers the latest news, views and updates on technology innovation in health and well-being.
In support of its sustainability campaign, the company launched ASimpleSwitch.com to business stakeholders. This online platform promotes smart energy efficiency and consumption in the business and consumer space. The company also leveraged social media capabilities to drive marketing messaging and brand awareness via the launch of Philips.Live.com, an internal and external video platform that enables consumers, customers and employees to share short video clips on their experiences with Philips products and services.

Marketing expenses

in millions of euros	2008	2009
Marketing expenses	949	804
as a % of sales	3.6	3.5

In 2010, Philips will continue to leverage online and social media to drive thought leadership in Health and Well-being. Greater emphasis will be placed on increasing our online presence in emerging and growth markets.
Driving sustainable customer engagement in concert with our brand promise is essential to our company goals and aspirations. We have used the Net Promoter Score (NPS) since 2006 to drive our company’s efforts to improve customer experiences at all touchpoints. The implementation of this measure has confirmed that outstanding customer and consumer loyalty are critical to achieving growth. We continue to leverage NPS insights to drive customer centricity and direct our market strategy.
Our NPS has continued to grow each year. In 2009, we achieved increased NPS leadership across our businesses and as a result 60% of our businesses currently have industry leadership positions. We noted strong performance in the emerging markets China and India. In more established markets such as the US and Germany improvements were also achieved. In 2010, we will continue to expand our coverage of NPS to include additional strategic markets and cross-sector business domains.
Research and Development
Our Research & Development teams create innovative, meaningful products and solutions for customers — a critical driver of Philips’ competitiveness in its markets. By maintaining our substantial R&D investments in 2009, Philips has continued to expand its vast knowledge and intellectual property base. Early involvement of customers in new technologies, application and business concepts ensures deep insight into their needs — the foundation for our innovations. To better capitalize on opportunities in fast-growing emerging markets, Philips is in the process of reallocating EUR 250 million to innovation projects in high-growth market segments. In 2009, approximately one third of this reallocation was completed. Underlining our focus on market-driven innovation, we have created a Board function managing Markets and Innovation, incorporating the role of Chief Technology Officer and the responsibility for managing Corporate Technologies.
Research and development expenses

in millions of euros	2008	2009
Research and development expenses	1,777	1,631
as a % of sales	6.7	7.0

Research and development expenses per sector

in millions of euros	2008	2009
Healthcare	672	679
Consumer Lifestyle	513	395
Lighting	345	351
Group Management & Services	247	206

Philips Group	1,777	1,631

In 2009, Philips’ investment in R&D activities amounted to EUR 1,631 million (7.0% of sales), compared with EUR 1,777 million (6.7% of sales) in 2008.
Since the Incubator activities are now maturing and increasingly aligned with the growth plans of our individual sectors, the early-stage incubation costs, which were originally covered at Group Management & Services, are now allocated to the Research and Development costs of the respective sectors. R&D expenses for prior years have been reclassified to reflect the allocation of the Incubator costs to the business sectors. Healthcare R&D expenses increased slightly in 2009, reflecting our continued investments in emerging markets and home healthcare. Lighting’s expenses were broadly in line with 2008, although with a reduction in traditional lighting and an increase in solid-state lighting applications. At Consumer Lifestyle, we maintained R&D investment as a percentage of sales at the level of 2008, while reducing spend in mature areas like TV.
The global recession affected demand for new product, and our new product sales — products introduced within the last year (for Business- to-Consumer products) or three years (for Business-to-Business products) — dropped from 58% of total sales in 2008 to 48% in 2009. Philips aims to maintain this ratio at around 50%, while at the same time focusing on the profitability of new products and reallocating innovation spend more towards new business creation.

Supply management
The Supply Management function has been designed to create value for Philips by leveraging the scale of the company, thereby creating a single point of management and accountability for our supply base and supply chain activities. It covers non-product-related purchasing through the dedicated shared service Philips General Purchasing, and bill-of-material purchasing leveraged for Philips via commodity teams working across the sectors.
Our approach in turbulent markets
The turbulent global economic climate made it essential to have in place proactive risk management and mitigation strategies aimed at ensuring continuity of supply and competitiveness of sourcing. Our initiatives included enhanced monitoring of the financial stability of the key supplier base and, where necessary, early intervention to reduce Philips’ exposure.
Supply Management also assisted in managing the sourcing risk through a pro-active approach towards key and sole source suppliers.
We have emphasized improving competitiveness through negotiation events, such as the “sooner & more” program, as well as improving cash flow through extended payment terms. Various value engineering activities were started in all sectors to help secure longer-term competitiveness.
A number of projects were started in 2009 to re-define the Philips warehousing and distribution footprint as One Philips so as to provide better customer service at lower cost. The Supply Management organization in emerging countries has been strengthened further to support Philips’ ambition in these countries. In 2009, 47% of spend originated from low-cost countries.
Our supplier network
The Global Supplier Rating System (GSRS) was further deployed in 2009, providing structured measurement of supplier performance and rigorous tracking of improvement actions. GSRS covered over 85% of Philips’ total spend in 2009.
In 2009, Philips continued to develop the Partners for Growth strategic supplier network, bringing together its top 36 suppliers to identify and exploit joint business opportunities with a focus on together coming out of the crisis stronger. This initiative accompanies our supplier sustainability initiative, which ensures mandatory auditing of all suppliers with spend above EUR 100,000 in risk areas. This involves tracking all supplier sustainability issues in risk areas and, where necessary, a highly accelerated resolution of identified issues.
Employment
Change in number of employees

in FTEs	2008	2009
Position at beginning of year	123,801	121,398
Consolidation changes:
- new consolidations	12,673	2,432
- deconsolidations	(1,571)	(276)
Comparable change	(13,505)	(7,630)

Position at year-end of which:	121,398	115,924
continuing operations	121,398	115,924
discontinued operations	—	—

The total number of employees of the Philips Group was 115,924 at the end of 2009, compared to 121,398 at the end of 2008. Approximately 45% were employed in the Lighting sector, due to the still relatively strong vertical integration in this business. Some 30% were employed in the Healthcare sector and approximately 16% of the workforce was employed in the Consumer Lifestyle sector.

Employees per sector

in FTEs	at the end of
	2008	2009
Healthcare	35,551	34,296
Consumer Lifestyle	17,145	18,389
Lighting	57,367	51,653
Group Management & Services	11,335	11,586

	121,398	115,924
Discontinued operations	—	—

	121,398	115,924

The decrease in headcount in 2009 was mainly due to organizational right-sizing to align with the challenging economic conditions. The declines were partly offset by acquisitions, mainly at Consumer Lifestyle. Group Management & Services headcount was slightly higher than in 2008 due to a gradual shift of support functions such as IT from the operating sectors.
Employees per market cluster

in FTEs	at the end of
	2008	2009
Western Europe	36,966	35,496
North America	31,336	27,069
Other mature markets	2,119	3,095

Mature markets	70,421	65,660
Emerging markets	50,977	50,264

	121,398	115,924
Discontinued operations	—	—

	121,398	115,924

Approximately 57% of Philips’ workforce is located in mature markets, and about 43% in emerging markets. In 2009, the number of employees in mature markets decreased, largely as a result of organizational right-sizing. Emerging markets also saw a reduction in employee numbers as the additional headcount from Healthcare acquisitions in China, India and Brazil was offset largely by the sale of the Television factory in Juarez (Mexico) and a headcount reduction due to lower factory production within Lighting.
Despite the lower sales, employee productivity for the Group improved compared to 2008, driven by the positive effect of ongoing efficiency and transformation programs in all sectors.

Liquidity and capital resources
Cash Flows provided by continuing operations
Condensed consolidated statements of cash flows for the years ended December 31, 2008 and 2009 are presented below:
Condensed consolidated cash flow statements

in millions of euros	2008	2009
Cash flows from operating activities:
Net income (loss) attributable to stockholders	(91)	410
Loss from discontinued operations	(3)	—
Adjustments to reconcile net income (loss) to net cash provided by operating activities	1,742	1,135

Net cash provided by operating activities	1,648	1,545
Net cash provided by (used for) investing activities1)	(3,254)	(219)

Cash flows before financing activities	(1,606)	1,326
Net cash used for financing activities	(3,575)	(545)

Cash provided by (used for) continuing operations	(5,181)	781
Net cash (used for) discontinued operations	(37)	—
Effect on changes in exchange rates on cash positions	(39)	(15)

Total changes in cash and cash equivalents	(5,257)	766
Cash and cash equivalents at beginning of year	8,877	3,620
Less cash and cash equivalents at end of year — discontinued operations	—	—

Cash and cash equivalents at end of year — continuing operations	3,620	4,386

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Cash flows from operating activities
Net cash from operating activities amounted to EUR 1,545 million in 2009, which was EUR 103 million lower than the operating cash flows generated in 2008. Higher earnings and lower working capital requirements in most sectors were more than offset by the final asbestos settlement payment.
Cash flows from operating activities and net capital expenditures

in millions of euros	2008	2009
Cash flows from operating activities	1,648	1,545
Net capital expenditures	(875)	(682)

Cash flows from investing activities
Cash flows from investing activities resulted in a net outflow of EUR 219 million in 2009, due to EUR 682 million cash used for net capital expenditures, EUR 300 million used for acquisitions, and EUR 39 million outflow related to derivatives and securities, partly offset by EUR 802 million inflows received mostly from the sale of other non-current financial assets (mainly LG Display and Pace Micro Technology).
2008 cash flows from investing activities resulted in a net outflow of EUR 3,254 million, due to EUR 5,316 million cash used for acquisitions and EUR 875 million used for net capital expenditures, partly offset by EUR 2,600 million of inflows received mainly from the sale of other non-current financial assets (mainly TSMC and LG Display) and EUR 337 million inflow related to derivatives.
Net capital expenditures
Net capital expenditures totaled EUR 682 million in 2009, EUR 193 million lower than in 2008, mainly due to lower investments across all sectors, notably Lighting.
Cash flows from acquisitions, divestments and derivatives

in millions of euros	2008	2009
Divestments & derivatives	2,937	763
Acquisitions	(5,316)	(300)

Acquisitions
In 2009, a total of EUR 300 million cash was used for acquisitions, mainly for Saeco (EUR 171 million), Dynalite (EUR 31 million) and Traxtal (EUR 18 million).
In 2008, a total of EUR 5,316 million cash was used for acquisitions, mainly for Respironics (EUR 3,196 million), Genlyte (EUR 1,894 million) and VISICU (EUR 198 million).
Divestments and derivatives
Cash proceeds of EUR 628 million and EUR 76 million were received from the final sale of stakes in LG Display and Pace Micro Technology respectively. Cash flows from derivatives and securities led to a net cash outflow of EUR 39 million.
In 2008, cash proceeds of EUR 1,831 million and EUR 37 million were received from the final sale of stakes in TSMC and D&M Holdings respectively. Additionally, the sale of shares in LG Display generated EUR 670 million cash. Cash flows from derivatives led to a net cash inflow of EUR 337 million.
Cash flows from financing activities
Net cash used for financing activities in 2009 was EUR 545 million. Philips’ shareholders were paid EUR 647 million in the form of a dividend payment. The net impact of changes in debt was an increase of EUR 60 million, including the drawdown of a EUR 250 million loan; EUR 62 million increase from finance lease and bank loans, offset by repayments on short-term debts and other long-term debt amounting to EUR 252 million. Additionally, net cash inflows for share delivery totaled EUR 29 million.
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
Cash flows from discontinued operations
In 2008, EUR 37 million of cash was used by discontinued operations, the majority of which related to tax payments in connection with the 2006 sale of Philips’ majority stake in the Semiconductors business.
Financing
The condensed consolidated balance sheet information for the years 2008 and 2009 is presented below:
Condensed consolidated balance sheet information

in millions of euros	2008	2009
Intangible assets	11,757	11,523
Property, plant and equipment	3,496	3,252
Inventories	3,491	2,913
Receivables	7,922	7,481
Accounts payable and other liabilities	(8,708)	(8,636)
Provisions	(3,421)	(2,980)
Other non-current financial assets	1,331	691
Equity-accounted investees	293	281
Assets of discontinued operations	—	—
Liabilities of discontinued operations	—	—

	16,161	14,525
Cash and cash equivalents	3,620	4,386
Debt	(4,188)	(4,267)

Net cash (debt)	(568)	119
Minority interests	(49)	(49)
Stockholders’ equity	(15,544)	(14,595)

	(16,161)	(14,525)

Cash and cash equivalents
In 2009, cash and cash equivalents increased by EUR 766 million to EUR 4,386 million at year-end. Cash inflow from operations amounted to EUR 1,545 million, and there was EUR 802 million proceeds from divestments including EUR 718 million from the sale of stakes. This was partly offset by an outflow of EUR 647 million related to the annual dividend, a EUR 300 million for acquisitions and small unfavorable currency translation effects of EUR 15 million.
In 2008, cash and cash equivalents declined by EUR 5,149 million to EUR 3,620 million at year-end. The share buyback program led to a cash outflow of EUR 3,298 million while a dividend of EUR 720 million was paid. Furthermore, cash outflows for acquisitions were EUR 5,316 million, partially compensated by EUR 2,600 million in cash proceeds from divestments. In addition, cash flow from operations amounted to EUR 1,648 million, partly offset by unfavorable currency translation effects within cash and cash equivalents of EUR 39 million.
Debt position
Total debt outstanding at the end of 2009 was EUR 4,267 million, compared with EUR 4,188 million at the end of 2008.
Changes in debt

in millions of euros	2008	2009
New borrowings	(2,088)	(312)
Repayments	1,708	252
Consolidation and currency effects	(245)	(19)

Total changes in debt	(625)	(79)

In 2009, total debt increased by EUR 79 million. In January, Philips drew upon a EUR 250 million bank loan. The increase in other borrowings including finance leases was EUR 62 million. Repayments under capital leases amounted to EUR 42 million, while EUR 9 million was used to reduce other long-term debt. Furthermore Philips repaid EUR 201 million of short-term debt. Other changes resulting from consolidation and currency effects led to an increase of EUR 19 million.
In 2008, total debt increased by EUR 625 million. During the year, Philips issued EUR 2,053 million of corporate bonds and repaid EUR 1,691 million of bonds. New borrowings under capital leases totaled EUR 31 million and repayments under capital leases amounted to EUR 28 million in the year. Remaining EUR 5 million was used to reduce other long-term debt. Other changes resulting from consolidation and currency effects led to an increase of EUR 245 million.
Long-term debt as a proportion of the total debt stood at 85% at the end of 2009 with average remaining term of 9.6 years, compared to 83% at the end of 2008.
Net debt to group equity
Net debt (cash) to group equity2)

in billions of euros	2008	2009
Net debt (cash)	0.6	(0.1)
Group equity1)	15.6	14.6
Ratio	4:96	(1):101

1)	Stockholders’ equity and minority interests

2)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Philips ended 2009 in a net cash position (cash and cash equivalents, net of debt) of EUR 119 million, compared to a net debt position of EUR 568 million at the end of 2008.

Stockholders’ equity
Stockholders’ equity declined by EUR 949 million in 2009 to EUR 14,595 million at December 31, 2009. The decrease was mainly as a result of a EUR 404 million reduction from total comprehensive income. The dividend payment to shareholders in 2009 further reduced equity by EUR 647 million. The decrease was partially offset by a EUR 102 million increase related to re-issuance of treasury stock and net share-based compensation plans.
Stockholders’ equity declined by EUR 6,197 million in 2008 to EUR 15,544 million at December 31, 2008. The decrease was mainly attributable to share repurchase programs for capital reduction purposes, as well as the hedging of long-term incentive and employee stock purchase programs, reducing equity by EUR 3,298 million. The dividend payment to shareholders in 2008 further reduced equity by EUR 720 million. Additionally a EUR 2,302 million decrease related to total changes in comprehensive income, net of tax. The decrease was partially offset by EUR 123 million related to re-issuance of treasury stock and net share-based compensation plans.
The number of outstanding common shares of Royal Philips Electronics at December 31, 2009 was 927 million (2008: 923 million).
At the end of 2009, the Company held 43.1 million shares in treasury to cover the future delivery of shares (2008: 47.6 million shares). This was in connection with the 62.1 million rights outstanding at the end of 2009 (2008: 65.5 million rights) under the Company’s long-term incentive plan and convertible personnel debentures. At the end of 2009, the Company held 1.9 million shares for cancellation (2008: 1.9 million shares).
Liquidity position
Including the Company’s net debt (cash) position (cash and cash equivalents, net of debt), listed available for-sale financial assets, listed equity-accounted investees, as well as its USD 2.5 billion commercial paper program supported by the revolving credit facility, and EUR 200 million committed undrawn bilateral loan, the Company had access to net available liquidity resources of EUR 2,412 million as of December 31, 2009, compared to EUR 2,365 million one year earlier.
Liquidity position

in millions of euros	2008	2009
Cash and cash equivalents	3,620	4,386
Committed revolving credit facility/CP program	2,274	1,936

Liquidity	5,894	6,322
Available-for-sale financial assets at market value	599	244
Main listed investments in equity-accounted investees at market value	60	113
Short-term debt	(722)	(627)

Long-term debt	(3,466)	(3,640)

Net available liquidity resources	2,365	2,412

We believe our current working capital is sufficient to meet our present working capital requirements.
The fair value of the Company’s listed available-for-sale financial assets, based on quoted market prices at December 31, 2009, amounted to EUR 244 million. The sale of remaining LG Display and Pace Micro Technology shares contributed the majority of the decrease in available-for-sale financial assets.
Philips’ shareholdings in its main listed equity-accounted investees had a fair value of EUR 113 million based on quoted market prices at December 31, 2009, and consisted primarily of the Company’s holdings in TPV Technology.
Philips has a USD 2.5 billion commercial paper program, under which it can issue commercial paper up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. There is a panel of banks, in Europe and in the US, which service the program. The interest is at market rates prevailing at the time of issuance of the commercial paper. There is no collateral requirement in the commercial paper program. Also, there are no limitations on Philips’ use of the program.
Philips also has USD 2.5 billion committed revolving credit facilities that could act as back-up for short-term financing requirements that normally would be satisfied through the commercial paper program. As of December 31, 2009, Philips did not have any commercial paper outstanding nor did Philips draw under the revolving credit facilities.
In addition to the USD 2.5 billion revolving credit facilities, Philips had a new EUR 200 million committed undrawn bilateral loan in place as of October 30, 2009. As of December 31, 2009, Philips did not have any loans outstanding under these facilities.

Outstanding long-term bonds do not have a material adverse change clause, financial covenants or credit-rating-related acceleration possibilities.
As at December 31, 2009, Philips had total cash and cash equivalents of EUR 4,386 million; Philips pools cash from subsidiaries to the extent legally and economically feasible. Cash in subsidiaries is not necessarily freely available for alternative uses due to possible legal or economic restrictions. The amount of cash not immediately available is not considered material for Philips to meet its cash obligations. Philips had a total debt position of EUR 4,267 million at year-end 2009.
Philips’ existing long-term debt is rated A3 (with negative outlook) by Moody’s and A- (with stable outlook) by Standard & Poor’s. It is our objective to manage our financial ratios to be in line with A3/A-. There is no assurance that we will be able to achieve this goal. Ratings are subject to change at any time.
Credit rating summary

	Long-term	Short-term	Outlook
Standard and Poor’s	A-	A-2	Stable
Moody’s	A3	P-2	Negative

On February 18, 2010 Philips signed a new 5-year EUR 1.8 billion revolving credit facility to replace the existing USD 2.5 billion facility.
Cash obligations
Contractual cash obligations
Philips has no material commitments for capital expenditures.
On December 1, 2009, Philips entered into an outsourcing agreement to acquire IT services from TSystems GmbH over a period of 5 years at a total cost of approximately EUR 300 million. The agreement, which is effective January 1, 2010, provides that penalties may be charged to the Company if Philips terminates the agreement prior to its expiration. The termination penalties range from EUR 40 million, if the agreement is cancelled within 12 months to EUR 6 million if the agreement is cancelled within 36 months.
Additionally, Philips has a number of commercial agreements, such as supply agreements, which provide that certain penalties may be charged to the Company if it does not fulfill its commitments.
Other cash commitments
In 2009, following Court ruling on a Plan of Reorganization filed by a US subsidiary of the Company, an amount of USD 900 million (EUR 597 million) was settled to an Asbestos Personal Injury Trust including EUR 114 million held in a restricted trust account. For further information with respect to this and other contingent liabilities, reference is made to note 24 “Contingent liabilities” to the Group financial statements on pages 195 through 197 of the 2009 Annual Report, which is incorporated herein by reference.
The Company and its subsidiaries sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. Additionally, certain postretirement benefits are provided in certain countries. The Company is reviewing the future funding of the existing deficits in its pension plans in the US and UK. For a discussion of the plans and expected cash outflows reference is made to note 18 “Pensions and other postretirement benefits” to the Group financial statements on pages 189 through 193 of the 2009 Annual Report, which is incorporated herein by reference.
The company has EUR 396 million restructuring-related provisions by the end of 2009, of which EUR 318 million is expected to result in cash outflows in 2010. Reference is made to note 17 “Provisions” to the Group financial statements on pages 188 through 189 of the 2009 Annual Report, which is incorporated herein by reference, for details of restructuring provisions and potential cash flow impacts for 2010 and further.
A proposal will be submitted to the 2010 General Meeting of Shareholders to pay a dividend of EUR 0.70 per common share (up to EUR 650 million), in cash or shares at the option of the shareholder, against the net income for 2009 and the retained earnings of the Company.
Guarantees
Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. At the end of 2009, the total fair value of guarantees recognized by Philips was EUR 14 million.

The information on pages 72 and 73 under the heading “Cash obligations”, note 23 “Contractual obligations” to the Group financial statements on page 194 through 195 and note 33 “Other financial instruments” to the Group financial statements on page 207 of the 2009 Annual Report is incorporated herein by reference.

The year 2008
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
Healthcare sales grew by 6% on a comparable basis and 15% on a nominal basis; all businesses contributed to this growth. Lighting achieved 3% comparable sales growth (and increased 17% in nominal terms compared to 2007), driven by energy-efficient lighting solutions. Consumer Lifestyle sales on a comparable basis, declined 9% compared to 2007, reflecting the severe economic downturn in consumer markets in the second half of 2008.
Emerging markets remained a major focal point and delivered 4% comparable growth in 2008 (in line with 2007 on a nominal basis), with Healthcare and Lighting comparably growing by 12% and 8% respectively (15% and 5% respectively on a nominal basis). Additionally, we announced and/or finalized five strategic Healthcare acquisitions in China, Brazil and India.
Income from operations (IFO) included EUR 1.2 billion of charges related to restructuring and change programs across all sectors (EUR 541 million), an asbestos-related settlement charge (EUR 264 million), a non-cash goodwill impairment charge for Lumileds (EUR 299 million) and acquisition-related charges, mainly in Healthcare and Lighting (EUR 131 million), which were partially offset by EUR 147 million of gains on the sale of businesses and real estate.
We generated strong cash flows from operations of EUR 1,648 million despite lower earnings, driven by rigorous working capital management.
We reduced our shareholding in LG Display and sold our remaining stake in TSMC, generating EUR 2.5 billion in cash proceeds and realizing a gain of approximately EUR 1.4 billion. The economic downturn led us to take a non-cash value adjustment of EUR 1.3 billion on the majority of our remaining financial holdings.
We completed EUR 3.3 billion of the EUR 5 billion share buy-back program announced in 2007, which was subsequently stopped in January 2009 until further notice. Additionally, we returned EUR 720 million to shareholders in the form of our annual dividend payment.

Key data

in millions of euros, except for the per common share data & FTE	2007	2008
Sales	26,793	26,385
Income from operations (IFO)	1,867	54
as a % of sales	7.0	0.2
Adjusted Income from operations (adjusted IFO)1)	2,094	744
as a % of sales	7.8	2.8
Financial income and expenses	2,849	88
Income tax expense	(582)	(256)
Results equity-accounted investees	884	19

Income (loss) from continuing operations	5,018	(95)
Income (loss) from discontinued operations	(138)	3

Net income (loss)	4,880	(92)

Net income (loss):
Per common share (in euro) — basic	4.49	(0.09)
Per common share (in euro) — diluted	4.43	(0.09)

Net operating capital (NOC)1)	10,802	14,069
Cash flows before financing activities1)	5,452	(1,606)
Employees (FTE)	123,801	121,398
of which discontinued operations	5,703	—

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Performance of the Group
Sales
In percentage terms, the composition of sales growth in 2008, compared to 2007, was as follows:
Sales growth composition 2008 versus 2007

in %	comparable	currency	consolidation	nominal
	growth1)	effects	changes	growth
Healthcare	5.6	(4.5)	14.1	15.2
Consumer Lifestyle	(8.9)	(2.8)	(5.2)	(16.9)
Lighting	3.1	(3.8)	17.2	16.5
Group Management & Services	(25.8)	(0.8)	(7.1)	(33.7)

Philips Group	(2.7)	(3.3)	4.5	(1.5)

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
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
The decline in comparable sales was mainly due to the severe economic downturn, particularly in the consumer markets. This was predominantly felt within Consumer Lifestyle, which reported a 9% decline in comparable sales, led by a 13% sales decrease at Television, as well as lower sales in Audio & Video Multimedia and Peripherals & Accessories.
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

Earnings
The following overview shows sales, IFO and adjusted IFO according to the 2009 sector classification.
Sales, IFO and adjusted IFO 2008

in millions of euros			as a % of	adjusted	as a % of
	sales	IFO	sales	IFO1)	sales
Healthcare	7,649	621	8.1	839	11.0
Consumer Lifestyle	10,889	110	1.0	126	1.2
Lighting	7,362	24	0.3	480	6.5
Group Management & Services	485	(701)	—	(701)	—

Philips Group	26,385	54	0.2	744	2.8

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Sales, IFO and adjusted IFO 2007

in millions of euros			as a % of	adjusted	as a % of
	sales	IFO	sales	IFO1)	sales
Healthcare	6,638	709	10.7	846	12.7
Consumer Lifestyle	13,102	789	6.0	805	6.1
Lighting	6,321	664	10.5	738	11.7
Group Management & Services	732	(295)	—	(295)	—

Philips Group	26,793	1,867	7.0	2,094	7.8

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
In 2008, Philips’ gross margin was EUR 8,447 million, or 32.0% of sales, compared to EUR 9,190 million, or 34.3% of sales, in 2007. The majority of this decline was due to EUR 297 million restructuring and related asset impairment charges, attributable to most sectors, and a EUR 264 million asbestos-related settlement charge.
Selling expenses increased from EUR 4,993 million in 2007 to EUR 5,518 million in 2008, largely due to additional acquisition-related selling expenses at Healthcare and Lighting, as well as EUR 153 million of restructuring and related asset impairment charges across all sectors. These increases were partly offset by lower selling expenses at Group Management & Services. As a percentage of sales, selling expenses increased from 18.6% in 2007 to 20.9% in 2008, mainly due to the aforementioned items and the impact of lower sales at Consumer Lifestyle.
General and administrative expenses amounted to EUR 972 million, an increase of EUR 139 million compared to 2007, mainly due to EUR 51 million of restructuring and related asset impairment charges, primarily within Lighting and Consumer Lifestyle, and higher costs in Consumer Lifestyle. As a percentage of sales, G&A expenses increased from 3.1% in 2007 to 3.7% in 2008, largely due to the lower sales in Consumer Lifestyle and higher restructuring charges across most sectors.
Research and development costs increased from EUR 1,601 million in 2007 to EUR 1,777 million in 2008, impacted by EUR 40 million of restructuring and related asset impairment charges and higher spending in Healthcare and Lighting. R&D expenses increased from 6.0% of sales in 2007 to 6.7% of sales in 2008.
In 2008, IFO declined by EUR 1,813 million compared to 2007, to EUR 54 million, or 0.2% of sales. IFO included a EUR 299 million non-cash goodwill impairment for Lumileds. IFO and adjusted IFO were both impacted by EUR 541 million restructuring and related asset impairment charges and EUR 131 million of acquisition-related charges, as well as a EUR 264 million asbestos-related settlement charge in 2008. In 2007 adjusted IFO included EUR 37 million of restructuring and related asset impairment charges and EUR 41 million of acquisition-related charges.
Healthcare’s adjusted IFO of EUR 839 million was broadly in line with 2007 and included EUR 63 million of restructuring and related asset impairment charges and EUR 90 million of acquisition-related costs, partially offset by a EUR 45 million gain on the sale of Philips Speech Recognition Services. In 2007, acquisition-related charges amounted to EUR 11 million. As a percentage of sales, adjusted IFO declined from 12.7% in 2007 to 11.0% in 2008, mainly due to the aforementioned charges.
Consumer Lifestyle’s adjusted IFO declined from EUR 805 million in 2007 to EUR 126 million in 2008, largely due to lower sales-driven earnings in all businesses except Health & Wellness and Domestic Appliances, deteriorating margins within Television, and restructuring and related asset impairment charges of EUR 198 million. The sector’s 2008 adjusted IFO included a EUR 42 million gain on the sale of the Set-Top Boxes activity.

Adjusted IFO at Lighting declined from EUR 738 million, or 11.7% of sales, in 2007 to EUR 480 million, or 6.5% of sales, in 2008. Additional earnings from acquisitions were offset by EUR 245 million of restructuring and related asset impairment charges, EUR 41 million of acquisition-related charges and margin compression in mature markets, partially offset by the additional earnings from acquisitions. In 2007, restructuring, related asset impairment and acquisition-related charges totaled EUR 55 million.
The adjusted IFO loss at Group Management & Services amounted to a loss of EUR 701 million, compared to a loss of EUR 295 million in 2007. The year-on-year decline was mainly due to a EUR 264 million asbestos-related settlement charge, EUR 81 million lower license income, EUR 35 million restructuring and related asset impairment charges, a EUR 13 million loss on the sale of the High Tech Plastics — Optics business, and higher investments in the Healthcare and Lighting & Cleantech incubator activities.
Pensions
The net periodic pension costs of defined-benefit pension plans amounted to EUR 21 million in 2008 compared to EUR 38 million in 2007. The payments to defined-contribution pension plans amounted to EUR 96 million, EUR 12 million higher than in 2007, largely due to acquisitions and a gradual shift from defined-benefit to defined-contribution pension plans.
Restructuring and impairment charges
In 2008, IFO included net charges totaling EUR 541 million for restructuring and related asset impairments. Besides the annual goodwill impairment tests for Philips, due to the economic circumstances, trigger-based impairment tests were performed in the latter half of the year, resulting in goodwill impairment charges of EUR 301 million, mainly related to Lumileds.
Restructuring and related charges

in millions of euros	2007	2008
Restructuring charges per sector:
Healthcare	1	63
Consumer Lifestyle	7	198
Lighting	24	245
Group Management & Services	5	35

	37	541

Cost breakdown of restructuring charges:
Personnel lay-off costs	35	374
Release of provision	(5)	(2)
Restructuring-related asset impairment	4	116
Other restructuring-related costs	3	53

	37	541

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
Consumer Lifestyle’s restructuring projects were concentrated on the integration of the former Domestic Appliances and Consumer Electronics businesses, the exit of Television from North America, restructuring of the Television factory in Juarez (Mexico) and restructuring charges taken to re-align the European industrial footprint. Healthcare restructuring projects — undertaken to reduce operating costs and simplify the organization — spanned many locations, including sites in Hamburg (Germany), Helsinki (Finland) and Andover (US).
Other restructuring projects included the restructuring of Assembléon and smaller projects at Group & Management Services.
The most significant restructuring projects in 2007 were related to the Lighting sector and consisted mainly of the exit from the fluorescent lamp-based LCD backlighting business and several projects in the Lamps business.
Reference is made to note 17, entitled “Provisions”, under the heading “Restructuring-related provisions” to the Group financial statements on pages 188 through 189 of the 2009 Annual Report which is incorporated herein by reference. For further information on impairment please refer to the information under the heading “Impairment of non-financial assets” in the section on “Critical accounting policies” on pages 71 and 72.

Financial income and expenses
A breakdown of the Financial income and expenses is shown in the table below:
Financial income and expenses

in millions of euros	2007	2008
Interest expenses (net)	(43)	(105)
Sales of securities	2,804	1,406
Value adjustments on securities	(36)	(1,148)
Other	124	(65)

	2,849	88

The net interest expense in 2008 was EUR 62 million higher than in 2007, mainly as a result of the lower average cash position of the Group, partly offset by lower interest costs on derivatives related to the hedging of Philips’ foreign currency funding positions.
Income (loss) from the sale of securities consists of:
Sale of securities

in millions of euros	2007	2008
Income (loss) from the sale of securities:
Gain on sale TSMC shares	2,783	1,205
Gain on sale of LG Display shares	—	158
Gain on sale of D&M shares	—	20
Gain on sale of Nuance shares	31	—
Loss on sale of JDS Uniphase shares	(10)	—
Others	—	23

	2,804	1,406

In 2008, a total gain of EUR 1,406 million was recognized on the sale of stakes, mainly in TSMC, LG Display and D&M Holdings. Also, a EUR 23 million cash dividend was received from TSMC. However, these gains were largely offset by non-cash value adjustments amounting to EUR 1,148 million, notably for NXP and LG Display, as well as a EUR 37 million loss related to the revaluation of the convertible bond received from TPV Technology.
Value adjustments on securities

in millions of euros	2007	2008
NXP	—	(599)
LG Display	—	(448)
TPO Display	—	(71)
Pace Micro Technology	—	(30)
JDS Uniphase	(36)	—

	(36)	(1,148)

2007 included a gain of EUR 2,804 million on the sale of shares in TSMC, Nuance and JDS Uniphase, as well as a EUR 128 million cash dividend from TSMC and a EUR 12 million gain related to the revaluation of the convertible bond received from TPV Technology, partly offset by a EUR 36 million value adjustment of JDS Uniphase.

Income taxes
Income taxes amounted to EUR 256 million, compared to EUR 582 million in 2007.
The lower tax burden in 2008 was mainly due to the lower sector earnings. The tax burden in 2008, however, corresponded to an effective tax rate of 180% on pre-tax income, compared to 12% in 2007. The 2008 effective tax rate was affected by non-deductible impairment and value adjustments, increased valuation allowances, higher provisions for uncertain tax positions and foreign withholding taxes for which a credit could not be realized. These were partially offset by non-taxable gains resulting from the sale of securities.
Reference is made to note 42 “Income taxes” to the Group financial statements on pages 224 through 226 of the 2008 Annual Report, which is incorporated herein by reference.
Results of equity-accounted investees
The results relating to equity-accounted investees declined by EUR 865 million in 2008 to EUR 19 million.
A breakdown is given below.
Results of equity-accounted investees

in millions of euros	2007	2008
Company’s participation in income	246	81
Results on sales of shares	660	(2)
Gains arising from dilution effects	—	12
(Reversal of) Investment impairment and guarantee charges	(22)	(72)

	884	19

Philips’ participation in the net income of equity-accounted investees declined from EUR 246 million in 2007 to EUR 81 million in 2008, which included EUR 66 million from earnings at LG Display. These earnings were partly offset by a EUR 59 million non-cash value adjustment on the equity stake in TPV Technology.
During 2008, as a result of the reduction in both Philips’ shareholding and the number of Philips board members, Philips lost significant influence, and LG Display was accounted for as an available-for-sale financial asset instead of an equity-accounted investee.
In 2007, the EUR 660 million proceeds from the sale of shares were mainly due to the EUR 654 million non-taxable gain on the sale of a 13% stake in LG Display. The proceeds from the sale of stakes in 2008 were recorded under Financial income and expenses.
Minority interest
The share of minority interests in companies within the income of the Group decreased income by EUR 1 million in 2008, compared to an increase of EUR 7 million in 2007.
Discontinued operations
Philips reports the results of Semiconductors and the MedQuist business separately as discontinued operations. Consequently, the related results, including transaction gains and losses, are shown separately in the financial statements under Discontinued operations.
The results from discontinued operations of EUR 3 million in 2008 was mainly related to MedQuist, which was sold in 2008 to CBAY Inc.
In 2007, discontinued operations recorded a loss of EUR 138 million, primarily attributable to impairment charges for MedQuist and results of the Semiconductors business.
Net income
Income from continuing operations declined from EUR 5,018 million in 2007 to a loss of EUR 95 million in 2008. The decline was attributable to lower IFO in 2008 and lower results in financial income and expenses.
Net income for the Group including discontinued operations amounted to a loss of EUR 92 million, or EUR 0.09 per common share, in 2008, compared to a profit of EUR 4,880 million, or EUR 4.49 per common share, in 2007.

Performance by sector
Healthcare
Key data

in millions of euros, except for FTE data	2007	2008
Sales	6,638	7,649

Sales growth
% increase, nominal	1	15
% increase, comparable1)	4	6

Adjusted IFO1)	846	839
as a % of sales	12.7	11.0

IFO	709	621
as a % of sales	10.7	8.1

Net operating capital (NOC)1)	4,758	8,785

Cash flows before financing activities1)	212	(2,439)

Employees (FTEs)	29,191	35,551

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Sales per market cluster

in millions of euros	2007	2008
Western Europe	1,767	1,961
North America	3,215	3,747
Other mature markets	559	670

Total mature markets	5,541	6,378
Emerging markets	1,097	1,271

	6,638	7,649

In 2008, sales amounted to EUR 7,649 million, 15% higher than in 2007 on a nominal basis, largely resulting from the contributions from acquired companies, notably Respironics. Excluding the 14% positive impact of portfolio changes and the 5% unfavorable impact of currency effects, comparable sales grew 6%. All businesses showed positive growth, led by solid sales growth in Customer Services, Clinical Care Systems, and Healthcare Informatics and Patient Monitoring. Higher sales within Imaging Systems were supported by X-Ray and Nuclear Medicine, partly tempered by lower sales at Computed Tomography. Green Product sales amounted to EUR 1,527 million in 2008, up from EUR 1,452 million in 2007, representing 20% of sector sales.
Geographically, double-digit comparable sales growth was achieved in the emerging markets, notably in China and Latin America, driven by growth in all businesses. Also, single-digit sales growth was recognized in the mature markets, across all businesses, notably Imaging Systems and Clinical Care Systems.
Adjusted IFO of EUR 839 million, or 11.0% of sales, was broadly in line with 2007 adjusted IFO of EUR 846 million. Earnings included EUR 90 million of acquisition-related charges and EUR 63 million of restructuring and related asset impairment charges, which were partly offset by a EUR 45 million gain on the sale of Philips Speech Recognition Systems. Adjusted IFO also included additional income from Respironics and higher earnings at Clinical Care Systems and Healthcare Informatics and Patient Monitoring, partly offset by lower earnings at Imaging Systems.
Compared to 2007, IFO declined EUR 88 million to EUR 621 million in 2008.
Cash flow before financing activities in 2008 included net payments totaling EUR 3,456 million, mainly for the acquisitions of Respironics, VISICU, TOMCAT, Dixtal Biomédica, Shenzhen Goldway, Medel SpA and Alpha X-Ray Technologies. In 2007, acquisition-related outflows amounted to EUR 245 million, mainly for the acquisitions of Health Watch, Raytel Cardiac Services, Emergin and VMI Sistemas Medicos.

Consumer Lifestyle
Key data

in millions of euros, except for FTE data	2007	2008
Sales	13,102	10,889
of which Television	6,042	4,724

Sales growth
% increase (decrease), nominal	2	(17)
% increase (decrease), comparable1)	4	(9)
Sales growth excl. Television
% increase (decrease), nominal	8	(13)
% increase (decrease), comparable1)	10	(6)

Adjusted IFO1)	805	126
of which Television	(98)	(436)
as a % of sales	6.1	1.2

IFO	789	110
of which Television	(98)	(436)
as a % of sales	6.0	1.0

Net operating capital (NOC)1)	1,122	798
of which Television	(199)	(238)

Cash flows before financing activities1)	714	242
of which Television	(68)	(483)

Employees (FTEs)	23,280	17,145
of which Television	6,738	4,742

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Sales per market cluster

in millions of euros	2007	2008
Western Europe	5,651	4,631
North America	2,623	1,741
Other mature markets	347	287

Total mature markets	8,621	6,659
Emerging markets	4,481	4,230

	13,102	10,889

2008 presented very challenging market conditions for Consumer Lifestyle. Sales amounted to EUR 10,889 million, a nominal decline of 17% compared to 2007. Adjusted for unfavorable currency effects of 3% and portfolio changes, mainly the divestment of Television in North America and the sale of the Set-Top Boxes and Mobile Phones businesses, comparable sales declined by 9%.
Year-on-year declines were seen in all businesses, except for 4% comparable growth in Domestic Appliances and Health & Wellness. Television and Audio & Video Multimedia suffered comparable double-digit declines. On a nominal basis, all businesses except Domestic Appliances reported lower sales. Green Product sales totaled EUR 1,478 million in 2008, a nominal increase of 41% compared to 2007, amounting to 14% of sector sales.
From a geographical perspective, Western Europe and North America, which account for more than half of the sector’s sales, were heavily impacted by the economic downturn as well as by selective portfolio and margin management. Sales in emerging markets declined 6% on a nominal basis though double-digit growth was visible in Brazil. Growth in Asia was driven by solid double-digit growth across the countries in most businesses, mostly offset by a decline in Television.
Adjusted IFO as a percentage of sales decreased from 6.1% in 2007 to 1.2% in 2008, due to declines in nearly all businesses, mainly as a result of lower sales. Adjusted IFO was impacted by EUR 198 million of restructuring and related asset impairment charges, partially offset by the EUR 42 million gain on the sale of Set-Top Boxes.
IFO declined from EUR 789 million (6.0% of sales) in 2007 to EUR 110 million (1.0% of sales) in 2008.

Net operating capital was reduced by EUR 324 million at the end of 2008 and amounted to EUR 798 million.
Cash flows before financing activities declined from EUR 714 million in 2007 to an inflow of EUR 242 million, primarily due to lower earnings.
Lighting
Key data

in millions of euros, except for FTE data	2007	2008
Sales	6,321	7,362

Sales growth
% increase, nominal	12	16
% increase, comparable1)	7	3

Adjusted IFO1)	738	480
as a % of sales	11.7	6.5

IFO	664	24
as a % of sales	10.5	0.3

Net operating capital (NOC)1)	4,050	5,712

Cash flows before financing activities1)	(625)	(1,143)

Employees (FTEs)	54,440	57,367

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Sales per market cluster

in millions of euros	2007	2008
Western Europe	2,524	2,665
North America	1,219	2,041
Other mature markets	308	276

Total mature markets	4,051	4,982
Emerging markets	2,270	2,380

	6,321	7,362

Sales in 2008 grew by 17% in nominal terms, mainly supported by the acquired companies: Genlyte and Color Kinetics. Adjusted for portfolio changes of 17% and unfavorable currency effects of 4%, comparable sales grew by 3% compared to 2007. This growth was driven by continued sales growth in energy-efficient lighting solutions, notably within the Lamps and Professional Luminaires businesses. Sales were broadly in line with 2007 in the remaining businesses as a result of the deteriorating economic climate in the latter part of 2008 within the automotive, consumer and construction industries. Green Product sales grew by 12% in 2008 compared to 2007, reaching EUR 2,970 million. This growth was supported by increased sales of solid-state lighting applications, which grew by 6% to EUR 470 million, as well as innovative product design and strong growth in application-based solutions.
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
Adjusted IFO of EUR 480 million, or 6.5% of sales, declined EUR 258 million compared to 2007 and included EUR 245 million restructuring and related asset impairment charges and EUR 41 million of acquisition-related charges. 2008 earnings were also impacted by margin compression in mature markets as a result of slowing demand, particularly in the automotive and construction segments, partly offset by positive contributions from acquisitions. 2007 included EUR 55 million of restructuring, related asset impairment and acquisition-related charges.
IFO amounted to EUR 24 million, compared to EUR 664 million in 2007. 2008 included a EUR 301 million non-cash goodwill impairment charges, mainly for Lumileds, primarily due to weaker demand in the automotive, displays and mobile phone segments.

Cash flow before financing activities included cash disbursements of EUR 1,826 million, mainly related to the acquisition of Genlyte, whereas in 2007 acquisition-related disbursements amounted to EUR 1,162 million, mainly in connection with the acquisitions of PLI and Color Kinetics. These were partly offset by higher cash inflows related to improved working capital requirements. Net capital expenditures increased by EUR 59 million compared to 2007, largely due to higher investments in solid-state lighting solutions.
Group Management & Services
Key data

in millions of euros, except for FTE data	2007	2008
Sales	732	485

Sales growth
% increase (decrease), nominal	(53)	(34)
% increase (decrease), comparable1)	36	(26)

Adjusted IFO Corporate Technologies1)	(42)	(126)
Adjusted IFO Corporate & regional costs1)	(267)	(234)
Adjusted IFO Pensions1)	43	14
Adjusted IFO Service Units and other1)	(29)	(355)

Adjusted IFO1)	(295)	(701)

IFO	(295)	(701)

Net operating capital (NOC)1)	872	(1,226)

Cash flows before financing activities1)	5,151	1,734

Employees (FTEs)	11,187	11,335

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Group Management & Services comprises Corporate Technologies, Corporate Investments, New Venture Integration, Philips Design, the activities of the corporate center including Philips’ global management and sustainability programs, as well as country and regional overhead costs, and costs of pension and other postretirement benefit plans. Additionally, the global service units such as Philips General Purchasing, real estate, and shared financial services are reported in this sector.
In 2008, adjusted IFO amounted to a loss of EUR 701 million, compared to a loss of EUR 295 million in 2007. The higher loss was mainly due to a EUR 264 million asbestos-related settlement charge, EUR 35 million restructuring and related asset impairment charges, a EUR 13 million loss from the sale of High Tech Plastics — Optics, as well as higher investments in the Lighting & Cleantech and Healthcare Incubator activities and lower income from an intellectual property transaction in 2007.
Cash flow before financing activities decreased by EUR 3,417 million to an inflow of EUR 1,734 million, mainly due to lower cash proceeds from the sale of TSMC and LG Display shares.
Corporate Technologies adjusted IFO increased from a loss of EUR 42 million in 2007 to a loss of EUR 126 million, mainly due to lower licenses revenues.
In 2008, the adjusted IFO of corporate & regional overheads was EUR 33 million better than 2007, mainly due to lower investments in brand campaign.
Adjusted IFO at Pensions declined from EUR 43 million to EUR 14 million, mainly due to acquisitions in 2008.
The adjusted IFO at Service Units and Other amounted to a loss of EUR 355 million compared to a loss of EUR 29 million in 2007, mainly due to a EUR 264 million asbestos-related settlement charge and EUR 18 million restructuring charges at Assembleon.

Performance by market cluster
The Philips performance by market cluster is as follows:
•	Emerging markets, including key markets in China, India, and Latin America, and other markets including Central and Eastern Europe, Russia, Ukraine and Central Asia, the Middle East and Africa, Turkey and ASEAN zone

•	Mature markets, including Western Europe, North America, Japan, Korea, Israel, Australia, and New Zealand.
Sales, IFO and adjusted IFO per market cluster

In millions of euros	2007			2008
			adjusted			adjusted
	sales	IFO2)	IFO1)2)	sales	IFO2)	IFO1)2)
Western Europe	10,275	1,146	1,169	9,518	258	283
North America	7,147	233	433	7,577	(402)	219
Other mature markets	1,331	63	63	1,269	14	14

Total mature markets	18,753	1,442	1,665	18,364	(130)	516
Emerging markets	8,040	425	429	8,021	184	228

	26,793	1,867	2,094	26,385	54	744

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

2)	As reported on a geographical basis.
In 2008, sales declined 3% comparably as growth in emerging markets was more than offset by a decline in mature markets, largely as a result of the economic downturn in the second half of the year in Western Europe and North America. Overall, emerging markets grew 4% on a comparable basis — in line with 2007 on a nominal basis — and accounted for 30% of total sales in 2008, broadly in line with 2007.
Emerging markets grew 4% on a comparable basis (broadly in line with 2007 on a nominal basis), mainly attributable to double-digit growth in India (principally Healthcare and Lighting) and Latin America (largely Healthcare and Consumer Lifestyle), as well as single-digit growth in China.
The lower sales in mature markets were largely due to lower Consumer Lifestyle sales within Western Europe, mainly Television, which more than offset growth in both Healthcare and Lighting. In North America, lower comparable sales were mainly seen in Consumer Lifestyle and Lighting, partially offset by sales growth at Healthcare, particularly in Imaging Systems and Healthcare Informatics and Patient Monitoring. On a nominal basis, sales in North America grew 6% as a result of the sales contributions of Genlyte and Respironics.
Adjusted IFO declined in both emerging markets and mature markets, compared to 2007. In mature markets adjusted IFO was EUR 1,149 million lower than 2007, mainly due to lower sales-driven earnings and higher restructuring charges in Consumer Lifestyle. In addition, a EUR 264 million asbestos-related settlement charge was recorded in North America. Emerging markets adjusted IFO was EUR 201 million below 2007, mainly due to lower sales-driven earnings within Consumer Lifestyle.
Performance by key function
Marketing
Marketing expenses

in millions of euros	2007	2008
Marketing expenses	994	949
as a % of sales	3.7	3.6

In 2008, total worldwide Philips marketing expenses as percentage of sales were 3.6%, just below the 2007 level, largely as a result of the planned ramp-down of the now largely complete global brand campaign. Investments in this campaign declined by EUR 47 million in 2008 to EUR 64 million.

Research and Development
Research and development expenses

in millions of euros	2007	2008
Research and development expenses	1,601	1,777
as a % of sales	6.0	6.7

Research and development expenses per sector

in millions of euros	2007	2008
Healthcare	594	672
Consumer Lifestyle	504	513
Lighting	282	345
Group Management & Services	221	247

Philips Group	1,601	1,777

In 2008, Philips’ investment in R&D activities amounted to EUR 1,777 million (6.7% of sales), compared with EUR 1,601 million (6.0% of sales) in 2007. The year-on-year increase was due to EUR 40 million restructuring and related asset impairment charges and higher spend mainly in Healthcare and Lighting. Also, investments in innovative technologies increased in areas such as energy-efficient and solid-state lighting solutions as well as in the areas of health and wellness. These increases were partly offset by lower expenses in more mature technologies, such as lamps and television.
Healthcare R&D expenses increased in 2008, mainly due to the acquisition of Respironics. Lighting’s R&D expenses were also above 2007 as a result of the acquisition of Genlyte and higher investments in energy-efficient and solid-state lighting solutions.
Philips’ strong innovation pipeline contributed positively to the Company’s sales in 2008, as 58% of Group sales came from newly introduced products — products introduced within the last year (for Business-to-Consumer products) or three years (for Business-to-Business products). Compared to 2007, a 2% improvement was seen as a result of above-average contributions from Healthcare and Consumer Lifestyle. Philips aims to maintain its new-product-to-sales ratio around 50%, while at the same time focusing on the profitability of new products and reallocating innovation spend more towards new business creation.
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
Employees per sector

in FTEs	at the end of
	2007	2008
Healthcare	29,191	35,551
Consumer Lifestyle	23,280	17,145
Lighting	54,440	57,367
Group Management & Services	11,187	11,335

	118,098	121,398
Discontinued operations	5,703	—

	123,801	121,398

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
Employees per market cluster

in FTEs	at the end of
	2007	2008
Western Europe	39,747	36,966
North America	21,682	31,336
Other mature markets	2,347	2,119

Mature markets	63,776	70,421
Emerging markets	54,322	50,977

	118,098	121,398
Discontinued operations	5,703	—

	123,801	121,398

Approximately 58% of Philips’ workforce was located in mature markets, with 42% in emerging markets. In 2008, the number of employees in mature markets increased, largely as a result of the Genlyte and Respironics acquisitions. This increase was partly offset by restructuring programs across all sectors. Emerging markets saw a reduction in employee numbers as additional headcount from the Healthcare acquisitions in China, India and Brazil was offset by the divestment of HTP Optics, the sale of the Television factory in Juarez (Mexico) and a reduction of employees due to lower factory production, and low year-end production volumes in Hungary and the Lamps and Lighting Electronics factory in Poland.

Liquidity and capital resources
Cash Flows provided by continuing operations
Condensed consolidated statements of cash flows for the years ended December 31, 2007 and 2008 are presented below:
Condensed consolidated cash flow statements

in millions of euros	2007	2008
Cash flows from operating activities:
Net income (loss) attributable to stockholders	4,873	(91)
(Income) loss discontinued operations	138	(3)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(3,259)	1,742

Net cash provided by operating activities	1,752	1,648
Net cash provided by (used for) investing activities1)	3,700	(3,254)

Cash flows before financing activities	5,452	(1,606)
Net cash used for financing activities	(2,371)	(3,575)

Cash provided by (used for) continuing operations	3,081	(5,181)
Net cash provided by (used for) discontinued operations	(115)	(37)
Effect on changes in exchange rates on cash positions	(112)	(39)

Total changes in cash and cash equivalents	2,854	(5,257)
Cash and cash equivalents at beginning of year	6,023	8,877
Less cash and cash equivalents at end of year — discontinued operations	108	—

Cash and cash equivalents at end of year — continuing operations	8,769	3,620

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Cash flows from operating activities
Cash flows from operating activities and net capital expenditures

in millions of euros	2007	2008
Cash flows from operating activities	1,752	1,648
Net capital expenditures	(928)	(875)

Net cash from operating activities amounted to EUR 1,648 million in 2008, slightly lower than the EUR 1,752 million cash flows generated in 2007. A decline in sales-driven earnings in Consumer Lifestyle was largely offset by lower working capital requirements in most sectors and the positive cash contributions from acquisitions.
Cash flows from investing activities
Cash flows from investing activities were an outflow of EUR 3,254 million in 2008, due to EUR 5,316 million cash used for acquisitions and EUR 875 million used for net capital expenditures, partly offset by EUR 2,600 million of inflows received from the sale of other non-current financial assets (mainly TSMC).
2007 cash flows from investing activities amounted to an inflow of EUR 3,700 million as a result of EUR 6,130 million of proceeds, mainly from the sale of other non-current financial assets (notably TSMC) and businesses (notably LG Display), partly offset by cash used for acquisitions (EUR 1,485 million) and net capital expenditures (EUR 928 million).

Net capital expenditures
Net capital expenditures totaled EUR 875 million in 2008, EUR 53 million lower than in 2007, mainly due to acquisition-driven investment increases in Healthcare, as well as higher investments in solid-state lighting at Lighting. These higher investments were partly offset by higher proceeds from the sale of real estate within Group Management & Services.
Cash flows from acquisitions, divestments and derivatives

in millions of euros	2007	2008
Divestments & derivatives	6,130	2,937
Acquisitions	(1,502)	(5,316)

Acquisitions
In 2008, a total of EUR 5,316 million cash was used for acquisitions, mainly for Respironics (EUR 3,196 million), Genlyte (EUR 1,894 million) and VISICU (EUR 198 million).
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
In 2007, net cash used for financing activities totaled EUR 2,371 million. The impact of changes in debt was a reduction of EUR 284 million, including a EUR 113 million repayment of long-term bank borrowings. Furthermore, Philips’ shareholders were paid EUR 659 million as a dividend payment. Net cash outflows for share repurchases totaled EUR 1,448 million. This included EUR 810 million related to hedging of obligations under the long-term employee incentive and employee stock purchase programs and a total of EUR 823 million related to the repurchases of the shares for cancellation. These cash outflows were partially offset by a net cash inflow of EUR 161 million due to the exercise of stock options.
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

Financing
The condensed consolidated balance sheet information for the years 2008 and 2007 is presented below:
Condensed consolidated balance sheet information

in millions of euros	2007	2008
Intangible assets	6,635	11,757
Property, plant and equipment	3,194	3,496
Inventories	3,213	3,491
Receivables	9,251	7,922
Accounts payable and other liabilities	(7,817)	(8,708)
Provisions	(3,055)	(3,421)
Other non-current financial assets	3,183	1,331
Equity-accounted investees	1,817	293
Assets of discontinued operations	319	—
Liabilities of discontinued operations	(78)	—

	16,662	16,161
Cash and cash equivalents	8,769	3,620
Debt	(3,563)	(4,188)

Net cash (debt)	5,206	(568)
Minority interests	(127)	(49)
Stockholders’ equity	(21,741)	(15,544)

	(16,662)	(16,161)

Cash and cash equivalents
In 2008, cash and cash equivalents declined by EUR 5,149 million to EUR 3,620 million at year-end. The share buyback program led to a cash outflow of EUR 3,298 million while a dividend of EUR 720 million was paid. Furthermore, cash outflows for acquisitions were EUR 5,316 million, partially compensated by EUR 2,600 million in cash proceeds from divestments. In addition, cash flow from operations amounted to EUR 1,648 million, partly offset by unfavorable currency changes within cash and cash equivalents of EUR 39 million.
In 2007, cash and cash equivalents increased by EUR 2,883 million to EUR 8,769 million at the end of the year. The share buyback program led to a cash outflow of EUR 1,609 million. Furthermore a dividend of EUR 659 million was paid. Cash outflows for acquisitions amounted to EUR 1,502 million, partially offset by cash proceeds received from divestments of EUR 5,745 million. The cash flows from operations amounted to EUR 1,752 million, partly compensated by an unfavorable impact from currency changes of EUR 112 million which impacted cash and cash equivalents.
Debt position
Total debt outstanding at the end of 2008 was EUR 4,188 million, compared with EUR 3,563 million at the end of 2007.
Changes in debt

in millions of euros	2007	2008
New borrowings	(29)	(2,088)
Repayments	313	1,708
Consolidation and currency effects	31	(245)

Total changes in debt	315	(625)

In 2008, total debt increased by EUR 625 million. During the year, Philips repaid EUR 1,691 million of bonds. Repayments under capital leases amounted to EUR 28 million, while EUR 5 million was used to reduce other long-term debt. These reductions were more than offset by new borrowings which totaled EUR 2,088 million.
In March 2008, Philips issued EUR 2,053 million of corporate bonds, thereby significantly extending the overall maturity profile. New borrowings under capital leases totaled EUR 31 million in 2008. Other changes resulting from consolidation and currency effects led to an increase of EUR 245 million.
In 2007, total debt decreased by EUR 315 million. Philips repaid EUR 113 million of bank facilities; repayments under capital leases amounted to EUR 24 million; and EUR 15 million resulted from reductions in other long-term debt. Repayments under short-term debt totaled EUR 158 million. New borrowings totaled EUR 29 million. Other changes resulting from consolidation and currency effects led to a reduction of EUR 31 million.

Long-term debt as a proportion of the total debt stood at 83% at the end of 2008 with average remaining term of 10.9 years, compared to 34% at the end of 2007.
Net debt to group equity
Net debt (cash) to group equity2)

in billions of euros	2007	2008
Net debt (cash)	(5.2)	0.6
Group equity1)	21.9	15.6
Ratio	(31):131	4:96

1)	Stockholders’ equity and minority interests

2)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Philips ended 2008 in a net debt position (cash and cash equivalents, net of debt) of EUR 568 million, compared to a net cash position of EUR 5,206 million at the end of 2007.
Stockholders’ equity
Stockholders’ equity declined by EUR 6,197 million from December 31, 2007 to EUR 15,544 million at December 31, 2008. The decrease was mainly attributable to share repurchase programs for capital reduction purposes, as well as the hedging of long-term incentive and employee stock purchase programs, reducing equity by EUR 3,298 million. The dividend payment to shareholders in 2008 further reduced equity by EUR 720 million. Additionally a EUR 2,302 million decrease related to total changes in comprehensive income, net of tax. The decrease was partially offset by EUR 123 million related to re-issuance of treasury stock and share-based compensation plans.
Stockholder’s equity decreased by EUR 1,358 million in 2007 to EUR 21,741 million at December 31, 2007. Share repurchase programs for capital reduction purposes and the hedging of long-term incentive and employee stock purchase programs resulted in a EUR 1,633 million reduction of equity. The dividend payment to shareholders in 2007 further reduced equity by EUR 659 million. The decrease was partially offset by EUR 330 million related to re-issuance of treasury stock and share-based compensation plans and a further EUR 604 million increase, related to total changes in comprehensive income, net of tax.
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

Liquidity position
Including the Company’s net debt (cash) position (cash and cash equivalents, net of debt), listed available for-sale financial assets, listed equity-accounted investees, as well as its USD 2.5 billion commercial paper program supported by a USD 2.5 billion revolving credit facility, the Company had access to net available liquidity resources of EUR 2,365 million as of December 31, 2008, compared to EUR 11,368 million one year earlier.
Liquidity position

in millions of euros	2007	2008
Cash and cash equivalents	8,769	3,620
Committed revolving credit facility/CP program	1,698	2,274
Liquidity	10,467	5,894
Available-for-sale financial assets at market value	1,776	599
Main listed investments in equity-accounted investees at market value	2,688	60
Short-term debt	(2,350)	(722)

Long-term debt	(1,213)	(3,466)

Net available liquidity resources	11,368	2,365

The fair value of the Company’s listed available-for-sale financial assets, based on quoted market prices at December 31, 2008, amounted to EUR 599 million, of which EUR 558 million related to LG Display and EUR 29 million related to Pace Micro Technology.
The sale of TSMC shares contributed the majority of the decrease in available-for-sale financial assets.
Philips’ shareholdings in its main listed equity-accounted investees had a fair value of EUR 60 million based on quoted market prices at December 31, 2008, and consisted primarily of the Company’s holdings in TPV Technology. The Company transferred LG Display from equity-accounted investees to available-for-sale financial assets effective March 1, 2008 as Philips was no longer able to exercise significant influence. The decline in the value of LG Display holding was due to the sale of 24 million shares, as well as the sharp decline in the stock price in 2008.
Outlook and trend information
Philips expects the upward trend in emerging markets to continue, supporting all three operating sectors. In the US Philips anticipates that the market headwind caused by the uncertainty around potential healthcare reform will ease off. A significant part of our Lighting business — particularly Professional Luminaires — is highly correlated to commercial construction, a market we have yet to see recover.
This said, visibility beyond the short term remains low and so we will continue our focus on cost (Philips expects limited restructuring in the range of EUR 150-250 million for the year 2010, predominantly in Lighting) and on cash. At the same time Philips will ensure that the businesses are well placed to capture growth when it comes, not least by maintaining investments in innovation, marketing and emerging markets.
Philips remains very much committed to delivering an adjusted IFO profitability of 10% or better. Philips was encouraged by the performance in the fourth quarter of 2009 — in what was still a tough economic climate — and is confident that 2010 will represent another solid step towards this target. Naturally, the magnitude of the improvement over the full year is dependent — in part at least — on the developments in the global economy.

Reconciliation of non-GAAP information
Explanation of non-GAAP measures
Koninklijke Philips Electronics N.V. (the ‘Company’) believes that an understanding of sales performance is enhanced when the effects of currency movements and acquisitions and divestments (changes in consolidation) are excluded. Accordingly, in addition to presenting ‘nominal growth’, ‘comparable growth’ is provided.
Comparable sales exclude the effects of currency movements and changes in consolidation. As indicated under the heading “Significant accounting policies” which begins on page 166 of the 2009 Annual Report, sales and income are translated from foreign currencies into the Company’s reporting currency, the euro, at the exchange rate on transaction dates during the respective years. As a result of significant currency movements during the years presented, the effects of translating foreign currency sales amounts into euros could have a material impact. Therefore, these impacts have been excluded in arriving at the comparable sales in euros. Currency effects have been calculated by translating previous years’ foreign currency sales amounts into euros at the following year’s exchange rates in comparison with the sales in euros as historically reported. Years under review were characterized by a number of acquisitions and divestments, as a result of which activities were consolidated or deconsolidated. The effect of consolidation changes has also been excluded in arriving at the comparable sales. For the purpose of calculating comparable sales growth, when a previously consolidated entity is sold or contributed to a venture that is not consolidated by the Company, relevant sales are excluded from impacted prior-year periods. Similarly, when an entity is acquired, relevant sales are excluded from impacted periods.
Philips discusses “adjusted income from operations” in this Annual Report on Form 20-F. Adjusted income from operations represents income from operations before amortization, impairment and write-off (relating to in-process R&D) of intangible assets generated in acquisitions (and therefore excluding software). The Company uses the term “adjusted income from operations” to evaluate the performance of the Philips Group and its sectors. Referencing “adjusted income from operations” is considered appropriate in light of the following:
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
Non U.S. investors are advised that such presentation is different from the terms used in Philips’ results announcements and 2009 Annual Report.
The Company believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating sectors. NOC is defined as: total assets excluding assets from discontinued operations less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other (non)-current financial assets, (d) investments in equity-accounted investees, and after deduction of: (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities, (h) current/non-current liabilities, and (i) trading securities.
Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. The net debt position as a percentage of the sum of total group equity (stockholders’ equity and minority interests) and net debt is presented to express the financial strength of the Company. This measure is widely used by management and investment analysts and is therefore included in the disclosure.
Cash flows before financing activities, being the sum total of net cash from operating activities and net cash from investing activities, and free cash flow, being net cash from operating activities minus net capital expenditures, are presented separately to facilitate the reader’s understanding of the Company’s funding requirements.
Net capital expenditures comprise of purchase of intangible assets, expenditures on development assets, capital expenditures on property, plant and equipment and proceeds from disposals of property, plant and equipment.

Sales growth composition per sector

in %	comparable	currency	consolidation	nominal
	growth	effects	changes	growth
2009 versus 2008

Healthcare	(2.7)	2.6	2.6	2.5
Consumer Lifestyle	(16.5)	(0.7)	(5.0)	(22.2)
Lighting	(12.6)	1.0	0.5	(11.1)
Group Management & Services	(30.2)	(0.1)	(0.2)	(30.5)

Philips Group	(11.4)	0.7	(1.4)	(12.1)

2008 versus 2007

Healthcare	5.6	(4.5)	14.1	15.2
Consumer Lifestyle	(8.9)	(2.8)	(5.2)	(16.9)
Lighting	3.1	(3.8)	17.2	16.5
Group Management & Services	(25.8)	(0.8)	(7.1)	(33.7)

Philips Group	(2.7)	(3.3)	4.5	(1.5)

Sales growth composition per market cluster

in %	comparable	currency	consolidation	nominal
	growth	effects	changes	growth
2009 versus 2008

Western Europe	(10.4)	(1.2)	0.2	(11.4)
North America	(13.9)	4.3	(3.4)	(13.0)
Other mature	(7.9)	4.2	2.3	(1.4)

Total mature	(11.7)	1.6	(1.2)	(11.3)
Emerging	(10.8)	(1.3)	(1.8)	(13.9)

Philips Group	(11.4)	0.7	(1.4)	(12.1)

2008 versus 2007

Western Europe	(6.7)	(1.5)	0.8	(7.4)
North America	(2.5)	(6.9)	15.4	6.0
Other mature	(9.0)	(3.3)	7.7	(4.6)

Total mature	(5.4)	(3.6)	6.9	(2.1)
Emerging	3.5	(2.8)	(0.9)	(0.2)

Philips Group	(2.7)	(3.3)	4.5	(1.5)

Composition of net debt to group equity

in millions of euros	2007	2008	2009
Long-term debt	1,213	3,466	3,640
Short-term debt	2,350	722	627

Total debt	3,563	4,188	4,267
Cash and cash equivalents	(8,769)	(3,620)	(4,386)

Net debt (cash)	(5,206)	568	(119)
(total debt less cash and cash equivalents)

Minority interests	127	49	49
Stockholders’ equity	21,741	15,544	14,595

Group equity	21,868	15,593	14,644

Net debt and group equity	16,662	16,161	14,525
Net debt divided by net debt and group equity (in %)	(31)	4	(1)
Group equity divided by net debt and group equity (in %)	131	96	101

Composition of cash flows

in millions of euros	2007	2008	2009
Cash flows from operating activities	1,752	1,648	1,545
Cash flows investing activities	3,700	(3,254)	(219)

Cash flows before financing activities	5,452	(1,606)	1,326

Cash flows from operating activities	1,752	1,648	1,545

Purchase of intangible assets	(118)	(121)	(96)
Expenditures on development assets	(233)	(154)	(188)
Capital expenditures on property, plant and equipment	(658)	(770)	(524)
Proceeds from disposals of property, plant and equipment	81	170	126

Net capital expenditures	(928)	(875)	(682)

Free cash flows	824	773	863

Adjusted IFO to Income from operations (IFO)

in millions of euros					Group
	Philips		Consumer		Management &
	Group	Healthcare	Lifestyle	Lighting	Services
2009
Adjusted IFO	1,050	848	339	145	(282)
Amortization of intangibles1)	(436)	(257)	(18)	(161)	—
Impairment of goodwill	—	—	—	—	—
Income from operations	614	591	321	(16)	(282)

2008
Adjusted IFO	744	839	126	480	(701)
Amortization of intangibles1)	(389)	(218)	(16)	(155)	—
Impairment of goodwill	(301)	—	—	(301)	—
Income from operations	54	621	110	24	(701)

20071)
Adjusted IFO	2,094	846	805	738	(295)
Amortization of intangibles1)	(227)	(137)	(16)	(74)	—
Income from operations	1,867	709	789	664	(295)

1)	Excluding amortization of software and product development

Net operating capital to total assets

in millions of euros	Philips		Consumer		Group Management
	Group	Healthcare	Lifestyle	Lighting	& Services
2009
Net operating capital (NOC)	12,649	8,434	625	5,104	(1,514)
Eliminate liabilities comprised in NOC:
- payables/liabilities	8,636	2,115	2,155	1,247	3,119
- intercompany accounts	—	32	85	62	(179)
- provisions	2,450	317	420	324	1,389
Include assets not comprised in NOC:
- investments in equity-accounted investees	281	71	1	11	198
- other current financial assets	191	—	—	—	191
- other non-current financial assets	691	—	—	—	691
- deferred tax assets	1,243	—	—	—	1,243
- liquid assets	4,386	—	—	—	4,386

Total assets	30,527	10,969	3,286	6,748	9,524

2008
Net operating capital (NOC)	14,069	8,785	798	5,712	(1,226)
Eliminate liabilities comprised in NOC:
- payables/liabilities	8,708	2,207	2,408	1,234	2,859
- intercompany accounts	—	30	83	31	(144)
- provisions	2,837	329	285	229	1,994
Include assets not comprised in NOC:
- investments in equity-accounted investees	293	72	2	16	203
- other current financial assets	121	—	—	—	121
- other non-current financial assets	1,331	—	—	—	1,331
- deferred tax assets	931	—	—	—	931
- liquid assets	3,620	—	—	—	3,620

Total assets	31,910	11,423	3,576	7,222	9,689

20071)
Net operating capital (NOC)	10,802	4,758	1,122	4,050	872
Eliminate liabilities comprised in NOC:
- payables/liabilities	7,817	1,747	3,018	1,076	1,976
- intercompany accounts	—	29	74	53	(156)
- provisions	2,403	217	280	141	1,765
Include assets not comprised in NOC:
- investments in equity-accounted investees	1,817	54	—	8	1,755
- other non-current financial assets	3,183	—	—	—	3,183
- deferred tax assets	1,271	—	—	—	1,271
- liquid assets	8,769	—	—	—	8,769

Total assets from continuing operations	36,062	6,805	4,494	5,328	19,435
Discontinued operations	319

Total assets	36,381

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
A more detailed description of Philips’ accounting policies appears on pages 166 through 172 under the heading “Significant Accounting Policies” of the 2009 Annual Report, and is incorporated herein by reference.
Accounting for pensions and other postretirement benefits
Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee’s approximate service period, based on the terms of the plans and the investment and funding decisions made. The accounting requires management to make assumptions regarding variables such as discount rate, rate of compensation increase, mortality rate, return on assets, and future healthcare costs. Pension assumptions are set centrally by management in consultation with its local, regional or country management and locally appointed actuaries at least once a year. For the Company’s major plans, a full discount rate curve of high quality corporate bonds (Bloomberg AA Composite) is used to determine the defined benefit obligation whereas for other plans a single point discount rate is used based on the plan’s maturity. Plans in countries without a deep corporate bond market, use a discount rate based on the local sovereign curve and the plan’s maturity. Relevant data regarding various local swap curves, sovereign bond curves and/or corporate AA bonds are sourced from Bloomberg.
Changes in the key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred. For a discussion of the current funded status, a sensitivity analysis with respect to pension plan assumptions, a summary of the changes in the accumulated postretirement benefit obligations and a reconciliation of the obligations to the amounts recognized in the consolidated balance sheet, please refer to pages 116 through 118 under the heading “Details of pension risks” and to note 18 “Pensions and other postretirement benefits” to the Group financial statements on pages 189 through 193 of the 2009 Annual Report incorporated herein by reference.
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
The Company accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be measured reliably. If either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable, the matter is disclosed if management concludes that it is material.
The Company and its group subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment. The methodology for determining the level of liability requires a significant amount of judgment regarding assumptions and estimates. In determining the provision for losses associated with environmental remediation obligations, such significant judgments relate to the extent and types of hazardous substances at a site, the various technologies that may be used for remediation, the standards of what constitutes acceptable remediation, the relative risk of the environmental condition, the number and financial condition of other potentially responsible parties, and the extent of the Company’s and/or its subsidiaries’ involvement. The Company utilizes experts in the estimation process. However, these judgments, by their nature, may result in variances between actual losses and estimates. Provisions for estimated losses from environmental remediation obligations are recognized when information becomes available that allows a reasonable estimate of the liability, or a component (i.e. particular tasks) thereof. The provisions are adjusted as new information becomes available.
Please refer to note 24 “Contingent liabilities” to the Group financial statements on pages 195 through 197 of the 2009 Annual Report, which is incorporated herein by reference, for a discussion of contingent liabilities.

Share-based Compensation
The Company has various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of any non-market vesting conditions. Fair value of stock options is estimated by using the Black Scholes model on the date of grant based on certain assumptions. Those assumptions are described in note 30 “Share-based compensation” to the Group financial statements on pages 198 through 200 to the 2009 Annual Report, which is incorporated herein by reference and include, among others, the dividend yield, expected volatility and expected life of stock options. The expected life of stock options is estimated by observing general option holder behavior and actual historical terms of Philips stock option programs, whereas the assumption of the expected volatility has been set by reference to the implied volatility of stock options available on Philips shares in the open market and in light of historical patterns of volatility. These variables make estimation of fair value of stock options difficult.
Accounting for income taxes
As part of the process of preparing consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it conducts business. This process involves estimating actual current tax expense and temporary differences between tax and financial reporting. Temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The Company regularly reviews the deferred tax assets for recoverability and will only recognize these if it is believed that it is probable that there will be sufficient temporary differences relating to the same taxation authority and the same taxable entity.
For a discussion of the fiscal uncertainties, please refer to pages 118 and 119 under the heading “Details of fiscal risks” of the 2009 Annual Report incorporated herein by reference.
Impairment of non-financial assets
Goodwill and indefinite-lived intangibles are not amortized, but tested for impairment annually and whenever impairment indicators require so. The Company reviews non-financial assets, other than goodwill and indefinite-lived intangibles for impairment, when events or circumstances indicate that carrying amounts may not be recoverable.
In determining impairments of non-current assets like intangible assets, property, plant and equipment, equity accounted investees and goodwill, management must make significant judgments and estimates to determine whether the recoverable amounts is lower than the carrying value. Changes in assumptions and estimates included within the impairment reviews and tests could result in significantly different results than those recorded in the consolidated financial statements.
The recoverable amount is the higher of the asset’s value in use and its fair value less costs to sell, the determination of which involves significant judgment and estimates from management.
A significant part of goodwill is allocated to Respiratory Care and Sleep Management, Professional Luminaires and Imaging systems.
Key assumptions used in the annual (performed in the second quarter) and trigger-based impairment tests of both 2008 and 2009, for the cash generating units in the table above, were sales growth rates and the rates used for discounting the projected cash flows. These cash flow projections, reflecting value in use, were determined using management’s internal forecasts that cover an initial period of no more than five years and were extrapolated with stable or declining growth rates for a period of no more than 10 years, after which a terminal value was calculated, for which growth rates were capped at a historical long-term average growth rate.
The projected cash flows rely on the experience of the management teams of the cash-generating units and are based on external market growth assumptions and industry long-term growth averages. Cash flow projections of Respiratory Care and Sleep Management,
Professional Luminaires, and Imaging Systems for 2009 were based on the following key assumptions: 1) during the initial forecast period a compound sales growth was used of 9.4%, 8.0% and 3.8%, respectively; 2) during the period beyond the initial forecast period, a stable and declining growth was considered with compound rates of 4.2%, 4.9% and 3.0%, respectively; and 3) a terminal value for all three units was based on a growth rate of 2.7%. Adjusted income from operations in all three units is expected to increase over the projection period as a result of volume growth and cost efficiencies. The respective pre-tax discount rates applied to the most recent cash flow projections were 10.4%, 14.0%, and 10.0%, respectively (2008: 12.1%, 14.0%, and 10.5%, respectively).
Based on this analysis, management did not identify impairment for these (groups of) cash-generating units. The value in use of Respiratory Care and Sleep Management per the test in the fourth quarter was approximately EUR 450 million above its carrying value. An increase of 100 basis points in the pre-tax discount rate, a 150 basis points decrease in the compound long-term sales growth rate, or a 21% decrease in terminal value would cause its value in use to fall to the level of its carrying value.

The value in use of Professional Luminaires per the annual test in the second quarter was approximately EUR 350 million above its carrying value. An increase of 120 basis points in the pre-tax discount rate, a 190 basis points decrease in the compound long-term sales growth rate, or a 26% decrease in terminal value would cause its value in use to fall to the level of its carrying value.
The results of the annual impairment test of Imaging Systems have indicated that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.
In 2008, the trigger-based tests resulted in goodwill impairment charges of EUR 301 million, mainly related to Lumileds as a consequence of weaker demand for LED solutions in the automotive, display and cell phone markets. As a result of the recovery in the LED market, the recoverable amount of Lumileds increased in 2009 and no further impairment charges were required.
Impairment of financial assets
The determination of when a financial asset is impaired requires significant judgment.
Management reviews each equity and security investment quarterly for indications of impairment. In case of an indication, an impairment test is performed that may result in a charge to income when there is objective evidence of a significant or prolonged decline in the fair value of the equity instrument below its cost.
If there is objective evidence that an impairment loss has been incurred for a financial asset carried at cost, the amount of the impairment loss is measured as the difference between the carrying amount of the investment and the present value of the estimated discounted future cash flows.
Triggered by the deteriorating economic environment of the semiconductor industry in general and the financial performance of NXP specifically, Philips performed impairment reviews on the carrying value of the investment in NXP in 2008 and 2009.
The Company holds 19.8% of the common shares in NXP, representing an amount of EUR 207 million. The interest in NXP resulted from the sale of a majority stake in the Semiconductors division in September 2006. The Company’s stake in NXP is considered a non-core activity that is available-for-sale.
At the end of the first quarter of 2009, impairment charges were recognized in the amount of EUR 48 million (2008: EUR 599 million).
The discounted future cash flows have been estimated using various valuation techniques including multiplier calculations (‘EBITDA multiples’), calculations based on the share price performance of a peer group of listed (semiconductor) companies and discounted cash-flow models based on unobservable inputs. The latter methodology involved estimates of revenues, expenses, capital spending and other costs, as well as a discount rate calculated from the risk profile of the semiconductor industry. Taking into account certain market considerations and the range of estimated fair values, management determined that the best estimate of future cash flows for the NXP investment as per the end of the first quarter of 2009 was EUR 207 million. However, the resulting estimated discounted cash flow amount used for impairment purposes represents an estimate; the actual cash flows of this interest could materially differ from that estimate. Based on the impairment reviews performed subsequent to the first quarter we concluded that no further impairment was necessary.
Provision for obsolete inventories
The Company records its inventories at cost and provides for the risk of obsolescence using the lower of cost and net realizable value principle. The expected future use of inventory is based on estimates about future demand and past experience with similar inventories and their usage.
Provision for bad debts
The risk of uncollectability of accounts receivable is primarily estimated based on prior experience with, and the past due status of, doubtful debtors, while large accounts are assessed individually based on factors that include ability to pay, bankruptcy and payment history. In addition, debtors in certain countries are subject to a higher collectability risk, which is taken into account when assessing the overall risk of uncollectability. Should the outcome differ from the assumptions and estimates, revisions to the estimated valuation allowances would be required.
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

Capitalized product development costs
The Company capitalizes certain product development costs when it is probable that a development project will be a success and certain criteria, including commercial and technical feasibility, have been met. These costs are then amortized on a systematic basis over their expected useful lives. During the development stage, management must estimate the commercial and technical feasibility of these projects as well as their expected useful lives. Should a product fail to substantiate its estimated feasibility or life cycle excess development costs may need to be written-off in future periods.
Whenever there is an indicator that development costs capitalized for a specific project may be impaired, the recoverable amount of the asset is estimated. An asset is impaired when the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s net selling price and value in use. Value in use is the present value of discounted estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. For projects still in development, these estimates include the future cash outflows that are expected to occur before the asset is ready for use.
Intangible assets acquired in business combinations
The Company has acquired several entities in business combinations that have been accounted for by the purchase method of accounting, resulting in recognition of substantial amounts of intangible assets and goodwill. The amounts assigned to the acquired assets and liabilities are based on assumptions and estimates about their fair values. In making these estimates, management typically consults independent qualified appraisers. A change in assumptions and estimates would change the purchase price allocation, which could affect the amount or timing of charges to the income statement, such as amortization of intangible assets. Intangible assets other than goodwill are amortized over their economic lives.
Fair value of derivatives and other financial instruments
The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. The fair value of derivatives and sensitivities are based on observed liquid market quotations.
The estimated fair value of financial instruments that are not traded in an active market is determined using observable inputs such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar instruments in the markets that are not active and model-derived valuations whose inputs are observable or whose significant value drivers are observable. The estimated fair value of financial instruments that do not have observable inputs or supported by little or no market activity is determined using valuation techniques. The Company uses its judgments to select an appropriate valuation including the discounted cash flow method and option valuation method and make assumptions that are mainly based on market conditions existing at each reporting date.
For a discussion of risks and a sensitivity analysis with respect to financial instruments, please refer to pages 111 through 119 under the heading “Financial risks” and to note 33 “Other financial instruments” to the Group financial statements on page 207 of the 2009 Annual Report incorporated herein by reference.
New Accounting Standards
For a description of the new pronouncements, reference is made to pages 170 and 172 of the 2009 Annual Report, incorporated herein by reference.
Off-balance sheet arrangements
The information on pages 72 and 73 under the heading “Guarantees” and note 24 “Contingent liabilities” to the Group financial statements on page 195 through 197 of the 2009 Annual Report is incorporated herein by reference.
Research and Development, patents and licenses
The information on page 101 under the heading “Corporate Technologies” and pages 65 and 66 under the heading “Research & development” of the 2009 Annual Report is incorporated herein by reference.

Item 6. Directors, senior management and employees
The information on pages 130 through 131 under the heading “Our leadership”, pages 134 through 142 under the heading “Supervisory Board report”, note 3 “Income from operations” to the Group financial statements, on pages 177 and 178 under the heading “Employees”, note 18 “ Pensions and postretirement benefits” to the Group financial statements, on pages 189 through 193 and note 31 “Information on remuneration” to the Group financial statements on pages 200 through 206 of the 2009 Annual Report is incorporated herein by reference.
Directors and senior management
The information required by the Item “Directors and Senior Management” is included on pages 130 through 133 of the 2009 Annual Report, which is incorporated herein by reference. In line with regulatory requirements, the Company’s policy forbids personal loans to and guarantees on behalf of members of the Board of Management, the Supervisory Board or the Group Management Committee, and no loans and guarantees have been granted and issued, respectively, to such members in 2009, nor are any loans or guarantees outstanding as of the date of this Annual Report on Form 20-F.
Compensation
For information on the remuneration of the Board of Management and the Supervisory Board, required by this Item, see pages 137 through 140 under the heading “Report of the Remuneration Committee” of the 2009 Annual Report, which is incorporated herein by reference. With respect to information on bonus and profit sharing plans, see note 30, entitled “Share-based compensation”, to the Group financial statements on pages 198 through 200 and note 31, entitled “Information on remuneration”, to the Group financial statements on pages 200 through 206 of the 2009 Annual Report, which are incorporated herein by reference, with respect to information on an individual basis for aggregate compensation, stock options and restricted share grants and pensions.
Board practices
For information on office terms for the Supervisory Board and the Board of Management, required by this Item, see pages 130 through 133 under the heading “Our leadership”, pages 137 through 140 under the heading “Report of the Remuneration Committee”, pages 143 through 145 under the heading “Board of Management” and pages 145 through 147 under the heading “Supervisory Board” of the 2009 Annual Report, each of which is incorporated herein by reference. For information on service contracts of the Board of Management providing for termination benefits, see page 137 under the heading “Contracts of employment” of the 2009 Annual Report, which is incorporated herein by reference. Information on the members of the Audit Committee and Remuneration Committee is provided on page 133 of the 2009 Annual Report, which is incorporated herein by reference. The terms of reference under which the Supervisory Board and the Audit Committee and Remuneration Committee thereof operate are described on pages 145 through 147 of the 2009 Annual Report, which are incorporated herein by reference.
Employees
Information about the number of employees, including by market cluster and sector, is set forth under the heading “Employment” in Item 5 “Operating and financial review and prospects” and “Employees” on page 177 of the 2009 Annual Report, which is incorporated herein by reference.
Share ownership
For information on shares, restricted shares and options granted to members of the Board of Management and the Supervisory Board, as required by this Item, reference is made to notes 30 “Share-based compensation” and 31 “Information on remuneration” to the Group financial statements on pages 198 through 206 of the 2009 Annual Report, incorporated herein by reference. The aggregate share ownership of the members of the Board of Management and the Supervisory Board represents less than 1% of the outstanding ordinary shares in the Company.
For a discussion of the options, restricted shares and the employee debentures of Philips, see note 20 “Short-term debt”, note 25 “Stockholders’ equity” and note 30 “Share-based compensation” to the Group financial statements on pages 193 and 194, 197, and 198 through 200, respectively, of the 2009 Annual Report, incorporated herein by reference.
The members of the Board of the Stichting Preferente Aandelen Philips are Messrs S.D. de Bree, F.J.G.M. Cremers and M.W. den Boogert. No Philips board members or officers are represented in the board of the Stichting Preferente Aandelen Philips. The Stichting Preferente Aandelen Philips has the right to acquire preference shares in the Company. The mere notification that the Stichting Preferente Aandelen Philips wishes to exercise its rights, should a third party attempt, in the judgment of the Stichting Preferente Aandelen Philips, to gain (de facto) control of the Company, will result in the shares being effectively issued. The Stichting Preferente Aandelen Philips may exercise its right for as many preference shares as there are ordinary shares in the Company at that time. For more information see Item 7 “Major shareholders and related party transactions”.

Item 7. Major shareholders and related party transactions
Major shareholders
On December 1, 2009, the Company received notification from the Netherlands Authority for the Financial Markets (AFM) that it had received disclosures under the Financial Markets Supervision Act of a substantial holding of 5.03% by BlackRock Inc. As of December 31, 2009, no further person or group is known to the Company to be the owner of more than 5% of its Common Shares. Major Shareholders do not have voting rights different than other shareholders.
For information required by this Item, reference is made to Item 9 “The offer and listing” and to the information under the heading “Major shareholders and other information for shareholders” on page 150 of the 2009 Annual Report, incorporated herein by reference.
Related party transactions
For a description of related party transactions see note 24 “Contingent liabilities” to the Group financial statements under the heading “Guarantees” on page 195 and note 29 to the Group financial statements under the heading “Related-party transactions” on page 198 of the 2009 Annual Report, incorporated herein by reference. During 2009 no personal loans or guarantees were granted to members of the Board of Management, Group Management Committee or the Supervisory Board.
Item 8. Financial information
The portions of the Company’s 2009 Annual Report as set forth on pages 152 through 208 are incorporated herein by reference and constitute the Company’s response to this item.
Legal proceedings

For a description of legal proceedings see pages 195 through 197 of the 2009 Annual Report (“Legal proceedings”), which is incorporated herein by reference.
Dividend policy
The information under the heading “Dividend policy” on page 121 and 122 of the 2009 Annual Report is incorporated herein by reference.
Significant changes
For information required by this Item, reference is made to note 34 to the Group financial statements under the heading “Subsequent events” on pages 207 and 208 of the 2009 Annual Report which is incorporated herein by reference.

Item 9. The offer and listing
The Common Shares of the Company are listed on the stock market of Euronext Amsterdam and on the New York Stock Exchange. The principal markets for the Common Shares are Euronext Amsterdam and the New York Stock Exchange.
The following table shows the high and low closing sales prices of the Common Shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low closing sales prices on the New York Stock Exchange:

		Euronext			New York
		Amsterdam (EUR)		stock exchange (US$)
		high	low	high	Low
2005		26.70	18.53	31.97	23.99

2006	1st quarter	28.65	25.35	34.51	30.58
	2nd quarter	28.29	21.89	35.01	27.53
	3rd quarter	27.71	22.20	35.41	28.28
	4th quarter	29.31	27.03	37.94	34.02

2007	1st quarter	30.08	26.90	39.38	35.36
	2nd quarter	31.78	28.50	42.53	38.05
	3rd quarter	32.99	27.11	45.87	36.69
	4th quarter	32.15	26.71	45.41	39.49

2008	1st quarter	28.94	23.63	42.34	35.64
	2nd quarter	25.31	21.61	39.50	33.80
	3rd quarter	23.33	18.48	35.34	25.49
	4th quarter	19.68	12.09	26.75	14.79

2009	1st quarter	16.05	10.95	20.78	13.98
	2nd quarter	14.77	11.52	20.30	15.45
	3rd quarter	17.65	12.59	25.82	17.52
	4th quarter	21.03	15.79	30.19	22.89

August 2009		16.54	15.61	23.83	22.15
September 2009		17.65	15.05	25.82	21.35
October 2009		18.91	15.79	28.14	22.89
November 2009		18.84	16.99	28.46	25.09
December 2009		21.03	19.21	30.19	28.58
January 2010		22.33	20.34	31.51	28.26
The Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) imposes a duty to disclose percentage holdings in the capital and/or voting rights in the Company when such holdings reach, exceed or fall below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Such disclosure must be made to the Netherlands Authority for the Financial Markets (AFM) without delay. The AFM then notifies the Company.
On April 20, 2009 the AFM notified the Company that it had received disclosures under the Financial Markets Supervision Act of a substantial holding of 5.02% by Southeastern Asset Management, Inc. in the Company’s Common Shares, which was subsequently reduced to below 5% as of December 14, 2009. On December 1, 2009, the AFM notified the Company that it had received disclosures under the Financial Markets Supervision Act of a substantial holding of 5.03% by BlackRock Inc. in the Company’s Common Shares.
The Common Shares are held by shareholders worldwide in bearer and registered form. As at December 31, 2009, approximately 90% of the Common Shares were held in bearer form and approximately 10% of the Common Shares were represented by registered shares of New York Registry issued in the name of approximately 1,418 holders of record, including Cede & Co. Cede & Co acts as nominee for the Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries. Citibank, N.A., 388 Greenwich Street, New York, New York 10013 is the transfer agent and registrar.
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

For further information on Preference shares, a reference is made to note 25, entitled “Stockholders’ Equity”, on page 197 and the information under the heading “Preference Shares and the Stichting Preferente Aandelen Philips” on pages 148 and 149 of the 2009 Annual Report, which is incorporated herein by reference. As of December 31, 2009, there were 2,000,000,000 preference shares authorized, of which none were issued.
Item 10. Additional information
Articles of association
The general description of Philips’ Articles of Association of the Company is incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.
Preference shares
For a description of Preference Shares, see page 197 under the heading “Preference Shares” and pages 148 and 149 under the heading “Preference Shares and the Stichting Preferente Aandelen Philips” of the 2009 Annual Report, which is incorporated herein by reference.
Material contracts
For a description of the material provisions of the employment agreements with members of the Board of Management, refer to Item 6: “Directors, Senior Management and Employees”.
The terms and conditions of the employment agreements entered into by members of the Board of Management are filed herewith as Exhibit 4.
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
Netherlands Taxation
The statements below are only a general summary of the present Netherlands tax laws applicable to non-residents of the Netherlands and the Tax Convention of December 18, 1992, as amended by the protocol that entered into force on December 28, 2004, between the United States of America and the Kingdom of the Netherlands (the US Tax Treaty) and are not to be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, investors in the Common Shares should consult their own professional tax advisor.
Dividend withholding tax
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
Pursuant to the provisions of the US Tax Treaty, a reduced rate may be applicable in respect to dividends paid by the Company to a beneficial owner (as defined in Dutch Dividend Tax Act) of 10% or more of the voting power of the Company, if such owner is a resident of the United States (as defined in the US Tax Treaty) and entitled to the benefits of the US Tax Treaty.
Dividends paid to qualifying exempt US pension trusts and qualifying exempt US organizations are exempt from Dutch withholding tax under the US Tax Treaty. However, for qualifying exempt US organizations no exemption at source upon payment of the dividend is available; such exempt US organizations should apply for a refund of the 15% withholding tax withheld.

Capital gains
Capital gains upon the sale, transfer or exchange of Common Shares by a non-resident individual or by a non-resident corporation are exempt from Dutch income or corporation tax, unless (i) such gains are effectively connected with a permanent establishment or permanent representative in the Netherlands of the shareholders’ trade or business or (ii) are derived from a direct, indirect or deemed substantial participation in the share capital of a company (such substantial participation not being a business asset).
In general, a holder of Common Shares has a substantial participation if he holds either directly or indirectly and either independently or jointly with his spouse or steady partner, at least 5% of the total issued share capital or particular class of shares of the Company. For determining a substantial participation, other shares held by close relatives are to be taken into account. The same applies to options to acquire shares. A deemed substantial participation amongst others exists if (part of) a substantial participation has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.
With regard to an alienator who is a US resident under the US Tax Treaty and is not disqualified from treaty benefits under the treaty-shopping rules, however, the Netherlands may only tax a capital gain that is derived from a substantial participation that is not effectively connected with a permanent establishment in the Netherlands if the alienator has been a resident of the Netherlands at any time during the five-year period preceding the alienation, and owned at the time of alienation either alone or together with his relatives, at least 25% of any class of shares.
Estate and gift taxes
No estate, inheritance or gift taxes are imposed by the Netherlands on the transfer of Common Shares if, at the time of the death of the shareholder or the gift of the Common Shares (as the case may be), such shareholder or transferor is not a resident of the Netherlands.
Inheritance or gift taxes (as the case may be) are due, however, if such shareholder or transferor:
(a)	has Dutch nationality and has been a resident of the Netherlands at any time during the ten years preceding the time of the death or gift; or
(b)	has no Dutch nationality but has been a resident of the Netherlands at any time during the twelve months preceding the time of the gift (for Netherlands gift taxes only); or
(c)	dies within 180 days after having made a gift, while being a resident or deemed resident of the Netherlands at the moment of his death (for Netherlands gift taxes only); or
(d)	qualifies as a so-called separated private property within the meaning of art. 2.14a of the Dutch Income Tax Act 2001.
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
If a partnership holds the Common Shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Common Shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Common Shares.
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
Taxation of Dividends
Under the United States federal income tax laws, the gross amount of any dividend paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. For a non-corporate U.S. holder, dividends paid in taxable years beginning after December 31, 2002 and before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the non-corporate US holder holds the Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to the Common Shares generally will be qualified dividend income. A US holder must include any Dutch tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to a US holder when it receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that a US holder must include in its income will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in its income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date a US holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a US holder’s basis in the Common Shares and thereafter as capital gain.
Subject to certain limitations, the Dutch tax withheld in accordance with the US Tax Treaty and paid over to the Netherlands will be creditable or deductible against a US holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available under Dutch law, or under the US Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against United States federal income tax liability. Dividends will be income from sources outside the United States, and depending on a holder’s circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the holder.
Taxation of Capital Gains
A U.S. holder that sells or otherwise disposes of its Common Shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that they realize and its tax basis, determined in U.S. dollars, in its Common Shares. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
PFIC Rules
We do not believe that the Common Shares will be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus is subject to change. If we are treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Common Shares, gain realized on the sale or other disposition of the Common Shares would in general not be treated as capital gain. Instead a U.S. holder would be treated as if he or she had realized such gain and certain “excess distributions” ratably over the holding period for the Common Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, in addition to which an interest charge in respect of the tax attributable to each such year would apply. Any dividends received by a U.S. holder will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to such U.S. holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income and subject to the excess distribution regime described above.
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

Item 11. Quantitative and qualitative disclosure about market risk
The information required by this Item is incorporated by reference herein on pages 112 through 116 under the heading “Details of Treasury Risks” of the 2009 Annual Report.
Item 12. Description of securities other than equity securities
Fees and Charges Payable by a Holder of New York Registry Shares
Citibank, N.A. as the U.S. registrar, transfer agent, paying agent and shareholder servicing agent (“Agent”) under Philips’ New York Registry Share program (the “Program”) collects fees for delivery and surrender of New York Registry Shares directly from investors depositing ordinary shares or surrendering New York Registry Shares for the purpose of withdrawal or from intermediaries acting for them. The Agent collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.
The charges of the Agent payable by investors are as follows:
The New York Transfer Agent charges shareholders a fee of up to USD 5.00 per 100 shares for the exchange of New York shares for Amsterdam shares and vice versa.
Fees and Payments made by the Agent to Philips
The Agent has agreed to reimburse certain expenses of Philips related to the Program and incurred by Philips in connection with the Program. In the year ended December 31, 2009 the Agent reimbursed to Philips, or paid amounts on Philips behalf to third parties, a total sum of EUR 481,634.
The table below sets from the types of expenses that the Agent has agreed to reimburse and the amounts reimbursed in the year ended December 31, 2009:

Category of Expense Reimbursed to Philips	Amount Reimbursed in the year ended December 31, 2009
in euros
Program related expenses such as investor relations activities, legal fees and New York Stock Exchange listing fees	481,634
A portion of the issuance and cancellation fees actually received by the Agent from holders of New York Registry Shares, net of Program-related expenses already reimbursed by the Agent to Philips.	—

Total	481,634

The Agent has also agreed to waive certain fees for standard costs associated with the administration of the program.
The table below sets forth those expenses that the Agent paid directly to third parties in the year ended December 31, 2009.

Category of Expense paid directly to third parties	Amount in the year ended December 31, 2009
in euros
Reimbursement of Settlement Infrastructure Fees	5,071
Reimbursement of Proxy Process expenses	3,529

Total	8,600

Under certain circumstances, including removal of the Agent or termination of the Program by Philips, Philips is required to repay the Agent certain amounts reimbursed and/or expenses paid to or on behalf of Philips.

Part II
Item 13. Defaults, dividend arrearages and delinquencies
None.
Item 14. Material modifications to the rights of security holders and use of proceeds
None.
Item 15. Controls and procedures
Disclosure controls and procedures
The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2009.
The “Management’s report on internal control over financial reporting” and the “Auditor’s report on internal controls” on pages 153 and 154 of the 2009 Annual Report are incorporated herein by reference.
Report of independent registered public accounting firm
To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:
We have audited the accompanying consolidated balance sheets of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2009 and the related financial statement schedule I - Transition from US GAAP to IFRS, included as Exhibit 15(b) and Exhibit 15(c) to the Annual Report on Form 20-F, respectively. These consolidated financial statements and the financial statement schedule are the responsibility of Koninklijke Philips Electronics N.V. and subsidiaries’ management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule, based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedule I — Transition from US GAAP to IFRS, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Koninklijke Philips Electronics N.V. and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG Accountants N.V.
Amsterdam, February 22, 2010
Changes in internal control over financial reporting

During the year ended December 31, 2009 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
The Company does not have an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission serving on its Audit Committee. The information required by this Item is incorporated herein by reference on page 146 and 147 of the 2009 Annual Report under the heading “The Audit Committee”.
Item 16B. Code of Ethics
The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the CEO (the principal executive officer) and CFO (the principal financial and principal accounting officer), and to the heads of the Corporate Control, Corporate Treasury, Corporate Fiscal and Corporate Internal Audit departments of the Company. The Company has published its Financial Code of Ethics within the investor section of its website located at www.philips.com. No changes have been made to the Code of Ethics since its adoption and no waivers have been granted there from to the officers mentioned above in 2009.
Item 16C. Principal Accountant Fees and Services
The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on the Company’s website (www.philips.com). The policy includes rules for the pre-approval by the Audit Committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may never be provided. Proposed services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the Audit Committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2009, there were no services provided to the Company by the external auditors which were not pre-approved by the Audit Committee.
Audit Fees
The information required by this Item is incorporated by reference herein on page 141 under the heading “Report of the Audit Committee” of the 2009 Annual Report.
Audit-Related Fees
The information required by this Item is incorporated by reference herein on page 141 under the heading “Report of the Audit Committee” of the 2009 Annual Report. The percentage of services provided is 6.1% of the total fees.
Tax Fees
The information required by this Item is incorporated by reference herein on page 141 under the heading “Report of the Audit Committee” of the 2009 Annual Report. The percentage of services provided is 4.6% of the total fees.
All Other Fees
The information required by this Item is incorporated by reference herein on page 141 under the heading “Report of the Audit Committee” of the 2009 Annual Report. The percentage of services provided is 6.6% of the total fees.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In the following table, the information is specified with respect to purchases made by Philips of its own shares.

			Total number of	Maximum EUR
			shares purchased	amount of shares
			as part of publicly	that may yet be
	Total number of	Average price paid	announced	purchased under
Period	shares purchased	per share in	programs	the programs
		EUR
January 2009	—	—	—	—
February 2009	—	—	—	—
March 2009	—	—	—	—
April 2009	—	—	—	—
May 2009	—	—	—	—
June 2009	—	—	—	—
July 2009	360	14.92	—	—
August 2009	79	16.49	—	—
September 2009	130	17.26	—	—
October 2009	123	16.98	—	—
November 2009	21	18.00	—	—
December 2009	1415	20.68	—	—

Total	2,128	19.10	—	—

Pursuant to the authorization given at the Company’s Annual General Meeting of Shareholders referred to below to purchase shares in the Company, the Company has purchased shares for (i) capital reduction purposes and (ii) delivery under convertible personnel debentures, restricted share programs, employee stock purchase plans and stock options in order to avoid dilution from new issuances. When shares are delivered, they are removed from treasury stock. In 2009, Philips acquired a total of 2,128 shares. A total of 44,954,677 shares were held in treasury by the Company at December 31, 2009 (2008: 49,429,913 shares). As of that date, a total of 62,100,485 rights to acquire shares (under convertible personnel debentures, restricted share programs, employee stock purchase plans and stock options) were outstanding (2008: 65,511,757).
For information on the share repurchase programs, reference is made to the section on share repurchase programs in “Investor information” on pages 123 and 124 of the 2009 Annual Report and is incorporated herein by reference.
The 2009 General Meeting of Shareholders has resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the Company within the limits of the articles of association and within a certain price range until September 27, 2010. The maximum number of shares the company may hold, will not exceed 10% of the issued share capital as of March 27, 2009, which number may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs.
Item 16F. Change in Registrant’s Certifying Accountant
Not Applicable
Item 16G. Corporate Governance
Dutch corporate governance provisions
Philips is a listed company organized under Dutch law and as such subject to the Dutch corporate governance code of January 1, 2009 (the “Code”). The overall corporate governance structure of Philips is incorporated by reference herein on pages 143 through 150 under the heading “Corporate governance” of the 2009 Annual Report.
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
Independence of members of our Supervisory Board
Under the Code all members of the Supervisory with the exception of not more than one person, must be independent. The present members of our Supervisory Board are all independent within the meaning of the Code. The definitions of independence under the Code, however, differ in their details from the definitions of independence under the NYSE listing standards. In some cases the Dutch requirements are stricter than the NYSE listing standards and in other cases the NYSE listing standards are the stricter of the two.

Committees of our Supervisory Board
Philips has established an Audit Committee, a Remuneration Committee and a Corporate Governance and Nomination & Selection Committee, consisting of members of the Supervisory Board only. The role of each committee is to advise the Supervisory Board and to prepare the decision-making of the Supervisory Board. In principle, the entire Supervisory Board remains responsible for its decisions even if they were prepared by one of the Supervisory Board’s committees.
Equity compensation plans
Philips complies with Dutch legal requirements regarding shareholder approval of equity compensation plans. Although Philips is only subject to a requirement to seek shareholder approval for equity compensation-plans for its members of the Board of Management, the General Meeting of Shareholders of Philips adopted, in 2003, a Long-Term Incentive Plan consisting of a mix of restricted shares and stock options for members of the Board of Management, the Group Management Committee, Philips Executives and other key employees.
Code of business conduct
All Philips employees are subject to the Philips General Business Principles. Furthermore, all Philips employees performing an accounting or financial function have to comply with our Financial Code of Ethics. Waivers granted to Senior (Financial) Officers (as defined in our Financial Code of Ethics) will be disclosed. In 2009 Philips did not grant any waivers of the Financial Code of Ethics.
Part III
Item 17. Financial statements
Not Applicable
Item 18. Financial statements
Not Applicable

Item 19. Exhibits
Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, File No. 001-05146-01).

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee (incorporated by reference to Exhibit 4(a) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File No. 001-05146-01).

Exhibit 4 (b)	Employment contract between the Company and P-J. Sivignon.

Exhibit 4 (c)	Employment contract between the Company and G. Dutiné (incorporated by reference to Exhibit 4(c) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File No. 001-05146-01).

Exhibit 4 (d)	Employment contract between the Company and R.S. Provoost (incorporated by reference to Exhibit 4(d) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 4 (e)	Employment contract between the Company and A. Ragnetti (incorporated by reference to Exhibit 4(e) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 4 (f)	Employment contract between the Company and S. Rusckowski (incorporated by reference to Exhibit 4(g) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File No. 001-05146-01).

Exhibit 8	List of Subsidiaries.

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	The Annual Report to Shareholders for 2009 (except for the omitted portions thereof identified in the following sentences) is furnished hereby as an exhibit to the Securities and Exchange Commission for information only. The Annual Report to Shareholders is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F. Furthermore, the Sustainability performance on pages 215 through 233 of the Annual Report to Shareholders 2009 and the unconsolidated Company financial statements, including the notes thereto on pages 209 through 214 of the Annual Report to Shareholders, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The Sustainability performance and Company financial statements have been omitted because Philips is not required to include in this Report on Form 20-F any portion of the Sustainability performance and unconsolidated Company financial statements.

Exhibit 15 (c)	Schedule I — Transition from US GAAP to IFRS

Exhibit 15 (d)	Description of industry terms.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Registrant)

/s/ G.J. Kleisterlee	/s/ P-J. Sivignon

G.J. Kleisterlee	P-J. Sivignon
(President, Chairman	(Executive Vice-President,
of the Board of Management and	Chief Financial Officer,
the Group Management Committee)	member of the Board of Management and
the Group Management Committee)

Date: February 22, 2010

Exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, File No. 001-05146-01).

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee (incorporated by reference to Exhibit 4(a) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File No. 001-05146-01).

Exhibit 4 (b)	Employment contract between the Company and P-J. Sivignon.

Exhibit 4 (c)	Employment contract between the Company and G. Dutiné (incorporated by reference to Exhibit 4(c) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File No. 001-05146-01).

Exhibit 4 (d)	Employment contract between the Company and R.S. Provoost (incorporated by reference to Exhibit 4(d) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 4 (e)	Employment contract between the Company and A. Ragnetti (incorporated by reference to Exhibit 4(e) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, File No. 001-05146-01).

Exhibit 4 (f)	Employment contract between the Company and S. Rusckowski (incorporated by reference to Exhibit 4(g) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File No. 001-05146-01).

Exhibit 8	List of Subsidiaries.

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	The Annual Report to Shareholders for 2009 (except for the omitted portions thereof identified in the following sentences) is furnished hereby as an exhibit to the Securities and Exchange Commission for information only. The Annual Report to Shareholders is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F. Furthermore, the Sustainability performance on pages 215 through 233 of the Annual Report to Shareholders 2009 and the unconsolidated Company financial statements, including the notes thereto on pages 209 through 214 of the Annual Report to Shareholders, have been omitted from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The Sustainability performance and Company financial statements have been omitted because Philips is not required to include in this Report on Form 20-F any portion of the Sustainability performance and unconsolidated Company financial statements.

Exhibit 15 (c)	Schedule I — Transition from US GAAP to IFRS

Exhibit 15 (d)	Description of industry terms.