Form 20-F
period 2010-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2011-02-18
CIK 313216

As filed with the Securities and Exchange Commission on February 18, 2011
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

Class	Outstanding at December 31, 2010

Koninklijke Philips Electronics N.V.	986,078,784 shares, including
Common Shares par value EUR 0.20 per share	39,572,400 treasury shares
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
☑ Yes     ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S–T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).1)
☑ Yes     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
Yes      No
1)	This requirement does not apply to the registrant until the fiscal year ending December 31, 2011.

Introduction
Specific portions of Philips’ Annual Report 2010 to Shareholders (the “2010 Annual Report”) are incorporated by reference in this report on Form 20-F to the extent noted herein. Philips’ 2010 Annual Report is attached hereto as Exhibit 15(b). The 2010 Annual Report is furnished to the Securities and Exchange Commission for information only and the Annual Report is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F.
The audited consolidated financial statements as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, included in this Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2010 have been endorsed by the EU, except that the EU did not adopt some paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply fully with IFRS as issued by the IASB.
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures like: comparable growth; adjusted income from operations; net operating capital; net debt; cash flow before financing activities; net capital expenditures and free cash flow. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measure(s). Unless otherwise indicated in this document, a discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable IFRS measure(s) is contained under the heading “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects”.
Forward-looking statements
Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement. This document, including the portions of the 2010 Annual Report incorporated hereby, contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management objectives, market trends, market standing, product volumes and business risks, the statements in Item 8 “Financial Information” relating to legal proceedings, the statements in Item 5 “Operating and financial review and prospects” with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates and statements in Item 11 “Quantitative and qualitative disclosures about market risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
These factors include, but are not limited to, domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, reference is made to the information under the heading “Risk Factors” in Item 3

“Key information” and the section “Risk management” on pages 104 through 115 of the 2010 Annual Report, which is incorporated herein by reference.
Third-party market share data
Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where fullyear information regarding 2010 is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Fair value information
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market values do not exist, fair values are estimated using valuation models, which we believe are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the financial statements. In certain cases, independent valuations are obtained to support management’s determination of fair values.

Part 1
Item 1. Identity of directors, senior management, advisers and auditors
Not applicable.
Item 2. Offer statistics and expected timetable
Not applicable.

Item 3. Key information
Selected consolidated financial and statistical data
The selected financial data presented in Item 3 “Key information” as of and for each of the years in the five-year period ended December 31, 2010 has been prepared in accordance with IFRS as issued by the IASB. Reference is made to the information in the section entitled “Introduction” on page 2.

Selected financial data as at and for the years ended December 31,
	20061)	20071)	2008		2009	2010	20102)
in millions unless otherwise stated	EUR	EUR	EUR		EUR	EUR	USD
Income statement data:
Sales	26,682	26,793	26,385		23,189	25,419	33,964
Income from operations (IFO)	1,336	1,867	54		614	2,065	2,759
Financial income and expenses — net	29	2,849	88		(166)	(122)	(163)
Income (loss) from continuing operations	1,003	5,018	(95)		424	1,452	1,940
Income (loss) from discontinued operations	4,154	(138)	3		—	—	—

Net income (loss)	5,157	4,880	(92)		424	1,452	1,940

Weighted average number of common shares outstanding (in thousands after deduction of treasury shares) during the year	1,174,925	1,086,128	991,420		925,481	939,861	939,861

Basic earnings per common share:
Income (loss) from continuing operations	0.85	4.61	(0.09	)3)	0.46	1.54	2.06
Net income (loss)	4.39	4.49	(0.09	)3)	0.46	1.54	2.06

Adjusted weighted average number of common shares (in thousands after deduction of treasury shares) during the year	1,183,631	1,098,925	996,714		929,037	947,725	947,725

Diluted earnings per common share:4)
Income (loss) from continuing operations	0.85	4.56	(0.09)		0.46	1.53	2.05
Net income (loss)	4.36	4.43	(0.09)		0.46	1.53	2.05

Balance sheet data:
Total assets	38,650	36,381	31,910		30,527	32,269	43,117
Net assets	23,234	21,868	15,593		14,644	15,092	20,166
Short-term debt	871	2,350	722		627	1,840	2,459
Long-term debt	3,007	1,213	3,466		3,640	2,818	3,765
Short-term provisions5)	755	382	1,043		716	623	832
Long-term provisions5)	1,868	2,021	1,794		1,734	1,716	2,293
Non-controlling interests	135	127	49		49	46	61
Shareholders’ equity	23,099	21,741	15,544		14,595	15,046	20,104
Common shares issued and fully paid	228	228	194		194	197	263

Cash flow data:
Net cash provided by operating activities	639	1,752	1,648		1,545	2,156	2,881
Net cash (used for) provided by investing activities	(3,101)	3,700	(3,254)		(219)	(702)	(938)
Net cash used for financing activities	(3,725)	(2,371)	(3,575)		(545)	(96)	(128)
Net cash provided by (used for) continuing operations	(6,187)	3,081	(5,181)		781	1,358	1,815

1)	Discontinued operations reflects the effect of the sale of MDS in 2006 and of Semiconductors in 2006; and the effect of classifying the MedQuist business as a discontinued operation in 2007, for each of which previous years have been restated.

2)	For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2010 (USD 1 = EUR 0.7484).

3)	In 2008, the incremental shares from assumed conversion are not taken into account as the effect would be antidilutive.

4)	Reference is made to the information under the heading “Earnings per Share” on page 144 of the 2010 Annual Report incorporated herein by reference for a discussion of net income per common share on a diluted basis.

5)	Includes provision for pensions, severance payments, restructurings, product warranty, environmental remediation, product liability and taxes among other items; see note 19 “Provisions” to the Group financial statements on pages 178 and 179 of the 2010 Annual Report incorporated herein by reference.

Key ratios
	20061)	20071)	2008	2009	2010
Income from operations (in millions of euros)	1,336	1,867	54	614	2,065
as a % of sales	5.0	7.0	0.2	2.6	8.1
Turnover rate of net operating capital2)	3.73	2.71	1.72	1.79	1.91
Inventories as a % of sales	11.0	12.0	13.2	12.6	15.2
Outstanding trade receivables (in days’ sales)	45	44	42	40	46
Income (loss) from continuing operations as a % of shareholders’ equity (ROE)	4.8	22.8	(0.5)	2.9	9.6
Ratio net debt : group equity2)	(9):109	(31):131	4:96	(1):101	(8):108

1)	Discontinued operations reflects the effect of the sale of MDS in 2006 and of Semiconductors in 2006; and the effect of classifying the MedQuist business as a discontinued operation in 2007, for each of which previous years have been restated.

2)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects”, which is incorporated herein by reference, for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure(s).

Definitions:
Turnover rate of net operating capital:
sales divided by average net operating capital (calculated on the quarterly balance sheet positions)
Net operating capital*:
total assets excluding assets from discontinued operations less (a) cash and cash equivalents, (b) deferred tax assets, (c) other (non)-current financial assets, (d) investments in associates, and after deduction of: (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities, (h) current/non-current liabilities, and (i) trading securities. Philips believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating sectors. Net operating capital is calculated as follows:

	2006	2007	2008	2009	2010
Intangible assets	5,964	6,635	11,757	11,523	12,233
Property, plant and equipment	3,102	3,194	3,496	3,252	3,265
Remaining assets1)	10,669	11,193	10,361	8,960	8,921
Provisions	(2,623)	(2,403)	(2,837)	(2,450)	(2,339)
Other liabilities2)	(8,156)	(7,817)	(8,708)	(8,636)	(10,009)

Net operating capital3)	8,956	10,802	14,069	12,649	12,071

1)	Remaining assets includes all other current and non-current assets on the balance sheet, except for intangible assets and property, plant and equipment and excludes deferred tax assets, cash and cash equivalents and trading securities.

2)	Other liabilities includes other current and non-current liabilities on the balance sheet, except for short-term and long-term debt and deferred tax liabilities.

3)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects”, which is incorporated herein by reference, for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure(s).
Return on equity (ROE):
income from continuing operations as a % of average shareholders’ equity (calculated on the quarterly balance sheet positions)
Net debt*:
long-term and short-term debt net of cash and cash equivalents
Group equity:
shareholders’ equity and non-controlling interests
Net debt : group equity ratio*:
the % distribution of net debt over group equity plus net debt

*	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure(s).

Dividends and distributions per Common Share
The following table sets forth in euros the gross dividends on the Common Shares in the fiscal years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of Shares of the New York registry:

	2006	2007	2008	2009	2010
In EUR	0.44	0.60	0.70	0.70	0.70
In USD	0.54	0.80	1.09	0.94	0.93
A proposal will be submitted to the 2011 Annual General Meeting of Shareholders to declare a dividend of EUR 0.75 per common share, in cash or in shares at the option of the shareholder, against the net income for 2010. Such dividend is expected to result in a payment of up to EUR 710 million.
Shareholders will be given the opportunity to make their choice between cash and shares between April 7, 2011 and April 29, 2011. If no choice is made during this election period, the dividend will be paid in shares. On April 29, 2011, after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares of Koninklijke Philips Electronics N.V. at Euronext Amsterdam on 27, 28 and 29 April 2011. The Company will calculate the number of share dividend rights entitled to one new common share, such that the gross dividend in shares will be approximately 3% higher than the gross dividend in cash. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from May 4, 2011. The distribution of dividend in cash to holders of New York registry shares will be made in USD at the USD/EUR rate fixed by the European Central Bank on May 2, 2011.
Dividend in cash is in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the dividend in cash paid to the shareholders. Dividend in shares paid out of earnings and retained earnings is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share). This withholding tax in the case of dividend in shares will be borne by Philips.
In 2010, a dividend of EUR 0.70 per common share was paid in cash or shares, at the option of the shareholder. Approximately 53% elected for a share dividend resulting in the issue of 13,667,015 new common shares, leading to a 1.5% dilution. The remainder of the dividend was paid in cash (EUR 296 million) against the retained earnings of the Company.
The dollar equivalent of this dividend distribution to shareholders in the year 2011 will be calculated at the EUR/USD rate of the European Central Bank on the date fixed and announced for that purpose by the Company, expected to be May 2, 2011. The dollar equivalents of the prior year profit distributions paid to shareholders have been calculated at the EUR/USD rate of the European Central Bank on the date fixed and announced for that purpose by the Company.
Exchange rates USD : EUR
The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). The Noon Buying Rate on February 11, 2011 was EUR 0.7396 per USD 1.

calendar period	EUR per USD
	period end	average1)	high	low
2005	0.8445	0.8046	0.8571	0.7421
2006	0.7577	0.7906	0.8432	0.7504
2007	0.6848	0.7259	0.7750	0.6729
2008	0.7184	0.6844	0.8035	0.6246
2009	0.6977	0.7187	0.7970	0.6623
2010	0.7536	0.7579	0.8362	0.6879

1)	The average of the Noon Buying Rates on the last day of each month during the period.

	highest	lowest
	rate	rate
August 2010	0.7904	0.7529
September 2010	0.7869	0.7332
October 2010	0.7306	0.7109
November 2010	0.7671	0.7030
December 2010	0.7640	0.7465
January 2011	0.7726	0.7291
Philips publishes its financial statements in euros while a substantial portion of its net assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.

Unless otherwise stated, for the convenience of the reader the translations of euros into US dollars appearing in this report have been made based on the closing rate on December 31, 2010 (USD 1 = EUR 0.7484). This rate is not materially different from the Noon Buying Rate on such date (USD 1 = EUR 0.7536).
The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips’ financial statements for the periods specified.

	EUR per USD
	period end	average1)	high	low
2005	0.8435	0.8053	0.8491	0.7613
2006	0.7591	0.7935	0.8375	0.7579
2007	0.6790	0.7272	0.7694	0.6756
2008	0.7096	0.6832	0.7740	0.6355
2009	0.6945	0.7170	0.7853	0.6634
2010	0.7484	0.7540	0.8188	0.7036

1)	The average rates are based on daily quotations.
Risk factors
The risk factors and the cautionary statements contained in the section entitled “Introduction” on page 2 should be considered in connection with any forward-looking statements contained in Philips’ Annual Report on Form 20-F. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. From time to time, Philips may also provide oral or written forward-looking statements in other materials Philips releases to the public. The cautionary statements contained in “Introduction” are deemed to apply to these statements.
Our business, financial condition and results of operations could suffer material adverse effects due to certain risks. We have described below the main risks known to Philips and summarized them in four categories: Strategic risks, Operational risks, Compliance risks, and Financial risks.
Strategic risks and opportunities may affect Philips’ strategic ambitions. Operational risks include adverse unexpected developments resulting from internal processes, people and systems, or from external events that are linked to the actual running of each business (examples are solution and product creation, and supply chain management). Compliance risks cover unanticipated failures to implement, or comply with, appropriate policies and procedures. Within the area of Financial risks, Philips identifies risks related to Treasury, Accounting and reporting, Pensions and Tax. The risks described below and in pages 107 through 113 of the 2010 Annual Report are not the only ones we face. Additional risks not known to us or that we currently consider immaterial could ultimately have a major impact on Philips’ businesses, objectives, revenues, income, assets, liquidity, and capital resources.
Philips describes the risk factors within each risk category in order of Philips’ current view of expected significance, to give stakeholders an insight into which risks and opportunities it considers more prominent than others at present. The risk overview highlights the main risks and opportunities known to Philips, which could hinder it in achieving its strategic and financial business objectives. The risk overview may, however, not include all the risks that may ultimately affect Philips. Describing risk factors in their order of expected significance within each risk category does not mean that a lower listed risk factor may not have a material and adverse impact on Philips’ business, strategic objectives, revenues, income, assets, liquidity or capital resources. Furthermore, a risk factor described after other risk factors may ultimately prove to have more significant adverse consequences than those other risk factors. Over time Philips may change its view as to the relative significance of each risk factor. Philips does not classify the risk categories themselves in order of importance.
Strategic risks
As Philips’ business is global, its operations are exposed to economic and political developments in countries across the world that could adversely impact its revenues and income.
Philips’ business environment is influenced by economic conditions globally and in individual countries where Philips conducts business. The high degree of unemployment in certain countries, the level of public debt in the US and certain European countries, as well as uncertainties with respect to the long-term high growth stability of the Chinese economy, may result in lower demand and more challenging market environments across our Sectors. Political developments, for example Healthcare reforms in various countries — such as the US Healthcare Reform — may impose additional uncertainties by redistributing sector spending, changing reimbursement models and fiscal changes.
Numerous other factors, such as fluctuation of energy and raw material prices, as well as global political conflicts, including North Africa, the Middle East and other regions, could continue to impact macroeconomic factors and the international capital and credit markets.

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
Fundamental shifts in the industry, like the transition from traditional lighting to LED lighting, may drastically change the business environment. If Philips is unable to recognize these changes in good time, is too inflexible to rapidly adjust its business models, or if circumstances arise, such as pricing actions of competitors, growth ambitions, financial condition and operating results could be affected materially.
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
Furthermore, organizational simplification and resulting cost savings may be difficult to achieve. Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill. Write-downs of these assets due to unforeseen business developments may materially adversely affect Philips’ earnings, particularly in Healthcare and Lighting which have significant amounts of goodwill. Please also refer to note 8 “Goodwill” to the Group financial statements on pages 172 and 173 of the 2010 Annual Report, which is incorporated herein by reference.
Philips’ inability to secure and retain intellectual property rights for products, whilst maintaining overall competitiveness, could have a material adverse effect on its results.
Philips is dependent on its ability to obtain and retain licenses and other intellectual property (IP) rights covering its products and its design and manufacturing processes. The IP portfolio results from an extensive patenting process that could be influenced by, amongst other things, innovation. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Philips. This is particularly applicable to Consumer Lifestyle where third-party licenses are important and a loss or impairment could adversely impact Philips’ financial condition and operating results.
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
Emerging markets are becoming increasingly important in the global market. In addition, Asia is an important production, sourcing and design center for Philips. Philips faces strong competition to attract the best talent in tight labor markets and intense competition from local companies as well as other global players for market share in emerging markets. Philips needs to maintain and grow its position in emerging markets, invest in local talents, understand developments in end-user preferences and localize the portfolio in order to stay competitive. If Philips fails to achieve this, its growth ambitions, financial condition and operating results could be affected materially.

Operational risks
Failure to achieve improvements in Philips’ solution and product creation process and/or increased speed in innovation-to-market could hamper Philips’ profitable growth ambitions.
Further improvements in Philips’ solution and product creation process, ensuring timely delivery of new solutions and products at lower cost and upgrading of customer service levels to create sustainable competitive advantages, are important in realizing Philips’ profitable growth ambitions. The emergence of new low-cost competitors, particularly in Asia, further underlines the importance of improvements in the product creation process. The success of new solution and product creation, however, depends on a number of factors, including timely and successful completion of development efforts, market acceptance, Philips’s ability to manage the risks associated with new products and production ramp-up issues, the availability of products in the right quantities and at appropriate costs to meet anticipated demand, and the risk that new products and services may have quality or other defects in the early stages of introduction. Accordingly, Philips cannot determine in advance the ultimate effect that new solutions and product creations will have on its financial condition and operating results. If Philips fails to accelerate its innovation-to-market processes and fails to ensure that end-user insights are fully captured and translated into solution and product creations that improve product mix and consequently contribution, it may face an erosion of its market share and competitiveness, which could have a material adverse affect on its financial condition and operating results.
If Philips is unable to ensure effective supply chain management, e.g. facing an interruption of its supply chain, including the inability of third parties to deliver parts, components and services on time, and if it is subject to rising raw material prices, it may be unable to sustain its competitiveness in its markets.
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
The attraction and retention of talented employees in sales and marketing, research and development, finance and general management, as well as of highly specialized technical personnel, especially in transferring technologies to low-cost countries, is critical to Philips’ success. This is particularly valid in times of economic recovery. The loss of specialized skills could also result in business interruptions. There can be no assurance that Philips will continue to be successful in attracting and retaining all the highly qualified employees and key personnel needed in the future.
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
Philips is engaged in a continuous drive to create a more open, standardized and consequently, more cost-effective IT landscape. This is leading to an approach involving further outsourcing, off-shoring, commoditization and ongoing reduction in the number of IT systems. The global increase in security threats and higher levels of professionalism in computer crime have raised the company’s awareness of the importance of effective IT security measures, including proper identity management processes to protect against unauthorized systems access. Nevertheless, Philips’ systems, networks, products, solutions and services remain potentially vulnerable to attacks, which could potentially lead to the leakage of confidential information, improper use of its systems and networks or defective products, which could in turn adversely affect Philips’ financial condition and operating results. Additionally, the integration of new companies and successful outsourcing of business processes are highly dependent on secure and well-controlled IT systems.
Warranty and product liability claims against Philips could cause Philips to incur significant costs and affect Philips’ results as well as its reputation and relationships with key customers.
Philips is from time to time subject to warranty and product liability claims with regard to product performance and effects. Philips could incur product liability losses as a result of repair and replacement costs in response to customer complaints or in connection with the resolution of contemplated or actual legal proceedings relating to such claims. In addition to potential losses arising from claims and related legal proceedings, product liability claims could affect Philips’ reputation and its relationships with key customers, both customers for end products and customers that use Philips’ products in their production process. As a result, product liability claims could materially impact Philips’ financial condition and operating results.
Any damage to Philips’ reputation could have an adverse effect on its businesses.
Philips is exposed to developments which could affect its reputation. Such developments could be of an environmental or social nature, or connected to the behavior of individual employees or suppliers and could relate to adherence with regulations related to labor, health and safety, environmental and chemical management. Reputational damage could materially impact Philips’ financial condition and operating results.
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
For additional disclosure relating to specific legal proceedings, reference is made to note 24 “Contingent liabilities” to the Group financial statements on pages 180 through 182 of the 2010 Annual Report, which is incorporated herein by reference.
Philips is exposed to governmental investigations and legal proceedings with regard to increased scrutiny of possible anti-competitive market practices.
Philips is facing increased scrutiny by national and European authorities of possible anti-competitive market practices, especially in product segments where Philips has significant market shares. For example, Philips and certain of its (former) affiliates are involved in investigations by competition law authorities in several jurisdictions into possible anti-competitive activities in the Cathode-Ray Tubes (CRT) industry and are engaged in litigation in this respect. Philips’ financial position and results could be materially affected by an adverse final outcome of these investigations and litigation, as well as any potential claims relating to this matter. Furthermore, increased scrutiny may hamper planned growth opportunities provided by potential acquisitions. Reference is made to note 24 “Contingent liabilities” to the Group financial statements on pages 180 through 182 of the 2010 Annual Report, which is incorporated herein by reference.
Philips’ global presence exposes the company to regional and local regulatory rules which may interfere with the realization of business opportunities and investments in the countries in which Philips operates.
Philips has established subsidiaries in over 80 countries. These subsidiaries are exposed to changes in governmental regulations and unfavorable political developments, which may limit the realization of business opportunities or impair Philips’ local investments. Philips’ increased focus on the healthcare sector increases the exposure to highly regulated markets, where obtaining clearances or approvals for new products is of great importance, and the dependency on the funding available for healthcare systems. In addition, changes in reimbursement policies may affect spending on healthcare.
Philips is exposed to non-compliance with General Business Principles.
Philips’ attempts to realize its growth targets could expose it to the risk of non-compliance with the Philips General Business Principles, in particular anti-bribery provisions. This risk is heightened in emerging markets as corporate governance systems, including information structures and the monitoring of ethical standards, are less developed in emerging markets compared to mature markets. Examples include commission payments to third parties, remuneration payments to agents, distributors, commissioners and the like (‘Agents’), or the acceptance of gifts, which may be considered in some markets to be normal local business practice. Reference is made to note 24 “Contingent liabilities” to the Group financial statements on pages 180 through 182 of the 2010 Annual Report, which is incorporated herein by reference.
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
Compliance procedures have been adopted by management to ensure that the use of resources is consistent with laws, regulations and policies, and that resources are safeguarded against waste, loss and misuse. Ineffective compliance procedures relating to the use of resources could have an adverse effect on the financial condition and operating results.
Philips is exposed to non-compliance with data privacy and product safety laws.
Philips’ brand image and reputation would be adversely impacted by non-compliance with the various (patient) data privacy and (medical) product security laws. Privacy and product safety issues may arise with respect to remote access or monitoring of patient data or loss of data on customers’ systems. Philips Healthcare is further subject to various data privacy and safety laws.
Privacy and product security issues may arise, especially with respect to remote access or monitoring of patient data or loss of data on our customers’ systems, although Philips Healthcare contractually limits liability, where permitted.
Philips Healthcare operates in a highly regulated product safety and quality environment. Philips Healthcare’s products are subject to regulation by various government agencies, including the FDA (US) and comparable foreign agencies. Obtaining their approvals is costly and timeconsuming, but a prerequisite for market introduction. A delay or inability to obtain the necessary regulatory approvals for new products could have a material adverse effect on its business. The risk exists that product safety incidents or user concerns could trigger FDA business reviews which if failed could lead to business interruption which in turn could adversely affect Philips’ financial condition and operating results.
Financial risks
Philips is exposed to a variety of treasury risks including liquidity risk, currency risk, interest rate risk, commodity price risk, credit risk, country risk and other insurable risk.
Negative developments impacting the global liquidity markets could affect the ability to raise or re-finance debt in the capital markets or could also lead to significant increases in the cost of such borrowing in the future. If the market expected a downgrade or downgrades by the rating agencies or if such a downgrade has actually taken place, it could increase our cost of borrowing, reduce our potential investor base and adversely affect our business.
Philips is exposed to fluctuations in exchange rates, especially between the US dollar and the euro, because a high percentage of its business volume is conducted in the US and as exports from Europe. In addition, Philips is exposed to currency effects involving the currencies of emerging markets such as China, India and Brazil.
Philips is also exposed to interest rate risk particularly in relation to its long-term debt position; this risk can take the form of either fair value or cash flow risk. Failure to effectively hedge this risk can impact Philips’ financial condition and operating results.
Philips’ supply chain is also exposed to fluctuations in energy and raw material prices. In recent times, commodities such as oil have been subject to volatile markets and significant price increases from time to time. If Philips is not able to compensate for or pass on its increased costs to customers, such price increases could have an adverse impact on its financial condition and operating results.
Credit risk of counterparties that have outstanding payment obligations creates exposure for Philips, particularly in relation to accounts receivable and liquid assets and fair values of derivatives and insurance contracts with financial counterparties. A default by counterparties in such transactions can have a material adverse effect on Philips’ financial condition and operating results.
For further analysis, please refer to note 33 “Details of treasury risks” to the Group financial statements on pages 196 through 198 of the 2010 Annual Report, incorporated herein by reference.
Philips is exposed to a number of different fiscal uncertainties which could have a significant impact on local tax results.
Philips is exposed to a number of different tax uncertainties which could result in double taxation, penalties and interest payments. These include, amongst others, transfer pricing uncertainties on internal crossborder deliveries of goods and services, tax uncertainties related to acquisitions and divestments, tax uncertainties related to the use of tax credits and permanent establishments, tax uncertainties due to losses carried forward and tax credits carried forward and potential changes in tax law that could result in higher tax expense and payments. Those uncertainties may have a significant impact on local tax results which in turn could adversely affect Philips’ financial condition and operating results.
The value of the losses carried forward is not only subject to having sufficient taxable income available within the loss-carried-forward period, but also subject to having sufficient taxable income within the foreseeable future in the case of losses carried forward with an indefinite carry-forward period. The ultimate realization of the Company’s deferred tax assets, including tax losses and credits carried forward, is dependent upon the generation of future taxable income in the countries where the temporary differences, unused tax losses and unused tax credits were incurred and during the periods in which the deferred tax assets become deductible. Additionally, in certain instances, realization of such deferred tax assets is dependent upon the successful execution of tax planning strategies. Accordingly, there can be no absolute assurance that all (net) tax losses and credits carried forward will be realized.
For further details, please refer to the information under the heading “Fiscal risks” in note 3 “Income taxes” to the Group financial statements on pages 165 through 166 of the 2010 Annual Report, which is incorporated herein by reference.
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
For further analysis of pension-related exposure to changes in financial markets, reference is made to the information under the heading “Details of pension risks” on pages 113 through 115 and for quantitative and qualitative disclosure of pensions, please refer to note 28 “Pensions and other postretirement benefits” to the Group financial statements on pages 182 through 187 of the 2010 Annual Report, incorporated herein by reference.

Item 4. Information on the Company
The structure of the Philips Group
The information under the headings “Business Overview” in this Item 4 “Information on the Company”, “Discontinued operations” in Item 5 “Operating and financial review and prospects”, the information on capital expenditure under the heading “Net capital expenditures” in Item 5 “Operating and financial review and prospects”, the information on pages 63 and 64 under the heading “Acquisitions and divestments” of the 2010 Annual Report, pages 131 through 138 under the heading “Corporate governance” of the 2010 Annual Report, and the information under note 6 “Acquisitions and divestments” to the Group financial statements on pages 167 through 170 of the 2010 Annual Report is incorporated herein by reference. The registered office of Royal Philips Electronics is High Tech Campus 5, 5656 AE Eindhoven, The Netherlands. Our phone number is +31 20 5977777.
Business Overview
Reference is made to the information in Item 5 “Operating and financial review and prospects” and the description of industry terms contained in Exhibit 15(d) to this Report on Form 20-F.
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
The Group Management & Services sector provides the operating sectors with support through shared service centers. Furthermore, country management organization supports the creation of value, connecting Philips with key stakeholders, especially our employees, customers, government and society. The sector is also responsible for the pension management of the Company.
Also included under Group Management & Services are the activities through which Philips invests in projects that are currently not part of the operating sectors, but which could lead to additional organic growth or create value through future spin-offs.
At the end of 2010, Philips had 118 production sites in 27 countries, sales and service outlets in approximately 100 countries, and 119,001 employees.
For information on acquisitions and divestments in progress reference is made to the information in note 34 “Subsequent events” to the Group financial statements on page 198 of the 2010 Annual Report incorporated herein by reference.
For details on the sources and availability of raw materials and a description of the material effects of government regulations on the Company’s business reference is made to the information under the heading “Strategic risks” and “Compliance risks” in Item 3 “Key information” on pages 10 and 11, and 13 through 15 respectively.
Product sectors and principal products
Reference is made to the information in Item 5 “Operating and financial review and prospects”.

Healthcare
Introduction
•	Healthcare challenges present major opportunities in the long term

•	Addressing the care cycle — our unique differentiator

•	Home healthcare is a core part of our healthcare strategy

•	Improved market leadership in core businesses
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
People-focused, healthcare simplified
Philips’ distinctive approach to healthcare starts by looking beyond the technology to the people — patients and care providers — and the medical problems they face. By gaining deep insights into how patients and clinicians experience healthcare, we are able to identify market and clinical needs. In response, we can develop more intuitive, more affordable, and in the end more meaningful innovations to help take some of the complexity out of healthcare. This results in better diagnosis, more appropriate treatment planning, faster patient recovery and long-term health. We try to simplify healthcare by combining our clinical expertise with human insights to develop innovations that ultimately help to improve the quality of people’s lives. We believe that we are well positioned for the long term as global healthcare needs will continue to increase and our care cycle approach will drive towards better patient outcomes and reduced healthcare system costs.
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
Philips Healthcare’s current activities are organized across four businesses:
•	Imaging Systems: interventional X-ray, diagnostic X-ray, computed tomography (CT), magnetic resonance (MR), nuclear medicine (NM) and ultrasound imaging equipment, as well as women’s health
•	Patient Care & Clinical Informatics: cardiology informatics, including diagnostic electrocardiography (ECG); enterprise imaging informatics, including radiology information systems (RIS) and picture archiving and communication systems (PACS); patient monitoring and clinical informatics;

perinatal care, including fetal monitoring and Philips Children’s Medical Ventures; and therapeutic care, which includes cardiac resuscitation, emergency care solutions, therapeutic temperature management, hospital respiratory systems, and ventilation
•	Home Healthcare Solutions: sleep management and respiratory care, medical alert services, remote cardiac services, remote patient management

•	Customer Services: consultancy, site planning and project management, clinical services, Ambient Experience, education, equipment financing, asset management and equipment maintenance and repair
Products and services are sold to healthcare providers around the world, including academic, enterprise and stand-alone institutions, clinics, physicians, home healthcare agencies and consumer retailers. Marketing, sales and service channels are mainly direct.
The United States is the largest healthcare market, currently representing close to 43% of the global market, followed by Japan and Germany. Approximately 20% of our annual sales are generated in emerging markets, and we expect these to continue to grow faster than the markets in Western Europe and North America.
Sales at Healthcare are generally higher in the second half of the year largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year.
Philips Healthcare employs approximately 35,500 employees worldwide. Reference is made to the information on the sourcing of the sector Healthcare in Item 4 “Information on the Company” under the heading “Supply management”.
Progress against targets
The Annual Report 2009 set out a number of key targets for Philips Healthcare in 2010. The advances made in addressing these are outlined below.
Drive Performance
•	Continue to drive operational excellence and improve margins: We are building on successful initiatives to structurally reduce our overall cost structure and improve our organizational effectiveness. We are improving our margins through better product reliability, improved pricing initiatives, optimization of low-cost country sourcing, and increases in our service productivity and operational efficiency. In 2010 we continued to improve the efficiency and effectiveness of our organization, not only in response to the current economic climate, but, even more importantly, to further strengthen our position for the future. We continued to manage costs and reorganize our business, both to meet customer and market demands, as well as to enable profitable growth. In addition, we continue to drive the pace of operational improvement. Our Quote to Cash program has driven fundamental changes within our organization, focusing on process standardization and simplification. A direct result of those efforts was the formation of a centralized Commercial Operations organization —with the primary goal of making it easier for our customers to do business with us.
•	Drive emerging market growth: We continue to make key acquisitions to meet the diverse and growing needs of the different markets around the world. For example, our acquisition of Shanghai Apex Electronics in 2010 provides high-quality value ultrasound transducers, enabling Philips to further support the use of ultrasound, a widely used diagnostic procedure that provides a critical yet affordable and mobile modality for early diagnosis and real-time imaging. The acquisition marks another step in Philips’ expanding presence in emerging markets, complementing the acquisition of healthcare informatics company Tecso Informatica in Brazil and the expansion of our clinical informatics portfolio with the acquisition of Wheb Sistemas, a leading Brazilian provider of clinical information systems.

•	Continue to pursue integration of our recent acquisitions: In 2010 we successfully completed steps to integrate prior-year acquisitions including InnerCool Therapies Inc., a pioneer in the field of therapeutic hypothermia, and Traxtal, a medical technology innovator in imageguided procedures. This included the launch of the Philips InnerCool RTx Endovascular System to help enhance patient care by managing therapeutic hypothermia.
Accelerate change
Our organic growth will be driven by continued expansion into emerging markets, more significant development of mid- and low-end products for customers around the world, increased brand preference, ongoing enhancement of our customer experience, and optimization of our care cycle approach.
•	Drive transformational activities to improve the customerexperience: We are leveraging our product and services portfolio in innovative ways. We offer innovative financing and business modeling solutions to our customers to simplify and ease purchasing decisions. Additionally, we recently added consulting offerings, a further contributor to the continued growth of our Customer Services business. We have also introduced new low- and mid-range products, boosting growth in these market segments in both mature and emerging markets.
•	Organize around customers and markets to bring decisionmakingcloser to the customer: We have improvedoperational excellence and increased our customerfocus by aligning our sales and services organizations tobetter serve our customers and markets in which theyoperate. Creating smaller, more empowered teams ofsales and services professionals will help us to reactfaster to customers’ requirements and offer better,broader solutions to the marketplace.

•	Accelerate introductions of low- and mid-end products as aplatform for new growth opportunities: As part of ourefforts to better serve our customers in key markets,we are looking for ways to improve how we design,develop and deliver products. We have partnered withElectron, a leading Russian medical equipmentmanufacturer, to develop and produce innovativeimaging products for the Russian market. Thepartnership will initially focus on the development of CT scanners, with potential opportunities for futureexpansion with other healthcare products such asmagnetic resonance, X-ray and ultrasound systems.In October we completed Russia’s first installation of a domestically made CT scanner at the Hospital of War Veterans in St. Petersburg.

We have also made significant progress in developing products that meet the varied needs of customers around the world. In fact, since 2009, companies we have acquired (primarily in emerging markets) introduced 15 new products. An example is the Allura FC catherization lab launched in India in 2010 — the first product developed and manufactured by Alpha X-ray, a recent Philips acquisition in India.
Implement strategy
•	Move toward leadership position in imaging: In 2010 we unveiled a new approach to clinical collaboration that will drive innovation and efficiency in radiology: Imaging 2.0. Just as Web 2.0 redefined the way people connect, share and use the internet, Imaging 2.0 represents a new world of possibilities for radiology science. It is about integration and collaboration, and new levels of patient focus and safety that can help clinicians achieve what was unimaginable just a few short years ago.

The introduction of Imaging 2.0 coincided with an unprecedented number of new product introductions in radiology, all designed to facilitate innovation and collaboration, focus on patient care and safety, and improve economic value. This year, Philips introduced the Ingenuity CT platform, which is designed to provide equivalent diagnostic image quality at up to 80% less dose. This advanced technology has also been incorporated into a new hybrid imaging system, the Ingenuity PET/CT, used to conduct studies in oncology imaging, cardiac perfusion and diagnostic CT.
Other innovations in imaging include:
-	Ingenia MR, the first digital broadband MR system that improves image quality while shortening MR exam times by up to 30%

-	Ingenuity PET/MR, the first new imaging modality introduced in 10 years, which integrates the molecular imaging capabilities of PET with the superior soft tissue contrast of MR (magnetic resonance imaging)

-	IntelliSpace Portal, a new multimodality, multivendor workstation that, for the first time, uses advanced networking capabilities to facilitate collaboration between radiologists and referring clinicians anytime, anywhere, no matter the modality or vendor, ultimately helping to fuel improved patient outcomes

-	iU22 xMATRIX Ultrasound, a new ultrasound system that allows clinicians to capture twice as much clinical information in the same amount of time without moving, turning or rotating the transducer, helping clinicians make more informed care decisions, and potentially minimizing the frequent repetitive stress injuries experienced in the field of sonography.
•	Grow Home Healthcare: Philips is expanding its Home Healthcare business both by introducing new solutions, as well as by expanding its footprint around the globe.
Seniors are living longer and remaining in their own homes; however, falls have become an epidemic problem that jeopardizes their chances to live independently. In order to help enable continued independence for seniors by improving access to help in the event of a fall, we introduced the breakthrough medical alert service, Philips Lifeline with AutoAlert. Available in the US, Lifeline with AutoAlert can detect falls — with a high rate of detection and low rate of false alarms — and automatically call for help. We also announced plans to make this enhanced service available in Japan in 2011.

Additionally, there are more than one billion people suffering from chronic respiratory diseases worldwide. Of this group, an estimated 210 million people have Chronic Obstructive Pulmonary Disease (COPD). Three million people died from COPD in 2005, and 90% of those deaths were in low and middle-income countries, where effective strategies for prevention and control are not always implemented or accessible. Philips will train 2,000 physicians in emerging markets on respiratory disease like sleep apnea and COPD. In India, Philips recently supported the set-up of sleep labs in hospitals to help diagnose sleep disorders and help get affected patients the treatment needed to live a healthier life.

•	Continue to execute our care cycle strategy around women’shealth, cardiology and oncology: we are concentrating oureffort, investment and research on some of the mostsignificant diseases and conditions within those areas. With a growing presence in these fields, we focus onthe fundamental health problems with which people areconfronted today — diseases such as congestive heartfailure, breast and other cancers, coronary arterydisease.

•	Leverage Sustainability as a driver of growth: We aremaking significant strategic investments in our industrialfootprint in emerging markets in order to drive growthby better serving local customers and to reduce ouroverall cost position. In 2010, we invested EUR 60 million in Green Innovation and the share of GreenProduct sales increased from 23% in 2009 to 25% in 2010. We continue to focus our Green Innovationprojects on lowering energy usage, weight, radiationdose, and hazardous material content. We play an active role in developing environmental legislation, such as EU legislation on chemical substances (RoHS and REACH), EcoDesign of products (e.g. energy efficiency; EuP directive) and electronic waste (WEEE).
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
Philips Healthcare participates in COCIR, the European trade association for the Radiological, Electro-medical and Healthcare IT industry, which has committed to participate in the Energy-using Products Directive through a Self-Regulatory Initiative for imaging equipment.
Strategy and 2011 objectives
Philips Healthcare will continue to play an important role in the realization of Philips’ strategic ambitions in the domain of health and well-being.
Healthcare has defined the following key business objectives for 2011:
Drive performance
•	Deliver cost innovation and margin initiatives

•	Expand service portfolio

•	Continue to build the Philips Healthcare brand

•	Deliver on our EcoVision sustainability commitments
Improve capabilities
•	Organize around customers and markets

•	Simplify the way we work to create more customer focus

•	Improve customer business administrative process

•	Improve service delivery

•	Achieve breakthrough cost innovation in product design

•	Drive growth and leadership in oncology

•	Extend our leadership in cardiology
Implement strategy
•	Advance towards global leadership position in Imaging Systems

•	Grow Home Healthcare

•	Grow best-in-class clinical decision support, patient care and clinical informatics solution business

•	Grow in emerging markets faster than competition
Reference is made to the information on the financial performance of the sector Healthcare in Item 5 “Operating and financial review and prospects” under the heading “Performance by sector”.

Consumer Lifestyle
Introduction
•	Leading positions in categories such as male shaving and grooming, coffee appliances and oral healthcare

•	Further decisive action taken to reduce our exposure in the Television business

•	Increased focus on growth, taking a granular approach by making clear investment choices

•	Expanded business creation capabilities in emerging markets and investment in key enablers to accelerate growth
Across the world, consumers aspire to improve their health and feeling of well-being, but struggle to balance this with the increasing complexity of their lives. This trend is creating a large and growing market in the developed and especially in the emerging economies, where Consumer Lifestyle can benefit by delivering health and well-being solutions with advanced technology that meet people’s needs.
We strive to understand consumer needs and translate those insights into breakthrough, meaningful innovations. Our competitive advantage is our solutions that are easy to experience, advanced and designed around the consumer. This strength is galvanized by our powerful global brand, our understanding of the markets we operate in and the many synergies with our channels, partners and supply chain.
Lifestyle retail landscape
The fragile economic environment in 2010 continued to affect demand for many categories of consumer goods in developed markets. Whilst emerging markets saw consumer demand impacted by the economic environment, they demonstrated greater resilience.
However, underlying consumer trends driving our innovation remained stable:
•	People are increasingly appearance-conscious and want to boost their self-confidence and self-identity through health and beauty regimes

•	People want to prepare food and drinks that are healthy and of good quality, and to do so quickly and without hassle

•	More and more consumers want to take control by monitoring their health and lifestyle

•	People want to create a home ‘haven’ — a space that provides a sense of well-being and comfort

•	Consumers want to create a digital command center at home, which performs the role of a social digital hub
Helping people achieve a healthier and better life
Consumer Lifestyle makes a difference to people’s lives by making it easier for them to achieve a healthier and better lifestyle. We believe that “sense and simplicity” can be the goal of technology and apply that principle to create life-enhancing solutions.
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
Applying insights to develop innovative solutions
We apply a rigorous product development process when creating new value propositions. At its heart are validated consumer insights, which show that the propositions meet a market need. The combination of insight, simplicity and innovation differentiates us from our competition and creates a platform for sustainable business success.
Where we play
We are active in our four value spaces in health and well-being: Healthy Life, Personal Care, Home Living and Lifestyle Entertainment, complemented by Accessories. This portfolio is aligned with our brand equity and enables us to provide our retail customers with a highly relevant and attractive product portfolio. We focus on premium propositions with our differentiating brand promise of “sense and simplicity”, relevant to the target group.
In focusing on the domain of health and well-being, we are tapping into significant trends — such as consumer empowerment, growth in emerging markets and aging populations — that will have a major impact on society in the future.
Healthy Life
The Healthy Life value space takes a holistic approach to enhancing consumers’ health, addressing the needs for mental and physical health and for healthy relationships.
Personal Care
The Personal Care value space addresses the consumer need to “look and feel your best” and so helps people feel more confident.

Home Living
The Home Living value space addresses consumers’ pressing need to have more time to spend on themselves or with family and friends. We do this by creating high-quality solutions that enable quick and convenient cooking, preparation of beverages, cleaning, caring and home comfort.
Lifestyle Entertainment
Lifestyle Entertainment is about enjoying entertainment and the little events in everyday life: sharing time with family and friends, having time off from a hectic schedule, and moments of comfort, fun and caring.
About Consumer Lifestyle
The Philips Consumer Lifestyle sector is organized around its markets, customers and consumers, and is focused on value creation through category development and delivery through operational excellence.
The market-driven approach is applied with particular emphasis at local level, enabling Consumer Lifestyle to address a variety of market dynamics and allowing the sales organizations to operate with shorter lines of communication with the sector’s six businesses. This also promotes customer-centricity in day-to-day operations.
In 2010 the sector consisted of the following areas of business:
•	Health & Wellness: mother and child care, oral healthcare

•	Personal Care: shaving and grooming, female depilation, haircare, vitalight, skincare

•	Domestic Appliances: kitchen appliances, beverages/ espresso, garment care, floor care, water, air

•	Television

•	Audio & Video Multimedia: home audio, home video, home cinema sound, portable audio and video

•	Accessories: on-the-go accessories, together@home accessories, personal displays, speech processing
We also partner with leading companies from other fields, such as Sara Lee/Douwe Egberts and Beiersdorf (NIVEA), in order to deliver customer-focused appliance/ consumable combinations. Consumer Lifestyle continues to focus on international key accounts, particularly in emerging markets. We have pioneered innovative approaches in online and social media to build our brand and drive sales.
We offer a broad range of products from high to low price/value quartiles, necessitating a diverse distribution model. We are expanding our portfolio to increase its accessibility, particularly for lower-tier cities in emerging markets. We are also developing new retail channels, for instance selling our innovative Intense Pulsed Light depilation solution, Philips Lumea, in branches of Douglas, the pan-European beauty retailer.
Under normal economic conditions, the Consumer Lifestyle business experiences seasonality, with higher sales in the fourth quarter resulting from the holiday sales.
Consumer Lifestyle employs approximately 17,700 people worldwide. Our global sales and service organization covers more than 50 mature and emerging markets. In addition, we operate manufacturing and business creation organizations in the Netherlands, France, Belgium, Austria, Hungary, Singapore, Argentina, Brazil and China.
Consumer Lifestyle strives for full compliance with relevant regulatory requirements, including the European Union’s Waste from Electrical Equipment (WEEE) directive.
Reference is made to the information on the sourcing of the sector Consumer Lifestyle in Item 4 “Information on the Company” under the heading “Supply management”.
Progress against targets
The Annual Report 2009 set out a number of key targets for Philips Consumer Lifestyle in 2010. The progress made in addressing these targets is outlined below.
Drive performance
•	Further increase cash flow by aggressively managing cash targets: We strictly managed working capital, which has been negative in many recent quarters. We effectively managed our credit and risk, including significantly reducing overdue customer payments. There was an increase in the number of suppliers using supplier finance, which reduced total cost in the supply chain. As part of Philips’ drive to harmonize supplier terms, we improved overall payment terms by 7 days.

•	Continue to reduce fixed costs and improve the overall agility of the cost base: We acted fast in the downturn and are benefiting from improved gross margin and a lower cost base, supporting year-on-year adjusted IFO margin improvement. We continued to manage costs via our Earn 2 Invest Program, reinvesting savings to drive growth.

•	Strengthen excellence in execution and further develop “sense and simplicity” as a competitive edge: We have implemented an improved management decision support system with granular insight into integral performance per business, market and customer down to product level. We are also striving to install a return on investment (ROI) culture in order to drive, and increase resources for, more effective advertising and promotional campaigns.
Accelerate change
•	Continually optimize the business portfolio, while prioritizing profitable growth and success in selected new value spaces: We have driven double-digit growth in our Health & Wellness business and high single-digit growth in Personal Care, as well as low single-digit growth in Domestic Appliances. We have taken a granular approach to ignite growth, focusing investments at a category/country level.

•	Nourish existing leadership positions, and increase leadership positions in other categories by delighting consumers and winning their preference: We have market share leadership or co-leadership positions in 45% of our businesses in emerging markets and 32% in mature markets. We have Net Promoter Score leadership — a key leading indicator for sales growth — in mother and child care, power toothbrushes and male shaving and grooming, as well as across a range of categories and countries.
Implement strategy
•	Grow Health & Wellness: The Health & Wellness business grew in every quarter of 2010. The acquisition of Discus Holdings expands our oral healthcare portfolio and creates synergies with the established dental professional relationships we have through Philips Sonicare. We continue to focus on marketing innovation and expansion in emerging markets to capture this large growth opportunity.

•	Manage TV to profitability: We successfully extended our brand licensing partnerships with Videocon (India) and TPV (China). We continued to reduce costs, and we established forward integration and co-location partnerships with TPV, LG Display and Sharp. However, due to high stock levels in retail and strong price erosion, as well as a deterioration of results in China as a consequence of a delay in closing the local licensing agreement, TV was not profitable over the full year. Year-on-year improvement in profitability generated an adjusted IFO loss of EUR 95 million, excluding restructuring charges of EUR 30 million.

•	Improve geographical coverage and strengthen position in Brazil, Russia, India and China through managerial focus and investment: We substantially increased our advertising and promotion spend in emerging markets, and continued to invest in local talent. We announced our intention to move the global headquarters of our Domestic Appliances business to Shanghai, as well as investing in local business creation capabilities for kitchen appliances across four local innovation centers. Three of these centers are located in emerging markets.

•	Accelerate excellence in key strategic capabilities: leadership, professional endorsement, new channels, online, category management and new business models: We pioneered online and social media, including the Philips AVENT support center for mothers, an impartial resource supported by healthcare professionals. We also implemented a major online and social media campaign for our Wake-up Light, which featured the residents of the most northerly town on Earth, where almost four months of darkness makes waking in the morning all that much tougher. We grew our online sales by more than 20% year-on-year.

•	Drive profitable growth through Green Products: We introduced more than 150 new Green Products to our portfolio in 2010, resulting in total Green Product sales of 34% of sector sales. While the increase in Green Product sales was achieved across all business areas, the green focal area that saw the greatest improvement was energy efficiency. We have also worked on the voluntary phase-out of polyvinyl chloride (PVC) and brominated flame retardants (BFR), enabling our Lifestyle Entertainment and Personal Care businesses to launch products which are completely free of these substances. We launched the Econova LED TV, Europe’s greenest LED TV, with a solar remote control. Named “European Green TV 2010-2011” by the European Imaging & Sound Association (EISA), the Econova LED TV addresses people’s concerns about the environment without compromising on performance. It reduces energy consumption by up to 60% — the lowest in its category — and is made from 60% recycled aluminum. Its packaging is 100% paper-based cardboard, and it is completely PVC- and BFR-free.
Strategy and 2011 objectives
Philips Consumer Lifestyle will continue to play an important role in the realization of Philips’ strategic ambitions in the domain of health and well-being.
Consumer Lifestyle has defined the following key business objectives for 2011:
Drive performance
•	Accelerate top-line growth, growing market shares and increasing market penetration in selected business/ market combinations

•	Maintain market share and optimize profitability in selected other business/market combinations

•	Increase outright leadership positions in Net Promoter Score, underpinned by a strong focus on product performance and quality

•	Drive operational excellence end-to-end through the value chain

•	Deliver on our EcoVision sustainability commitments
Improve capabilities
•	Champion consumer and retailer responsiveness, organizing around customers and markets and moving decision-making closer to markets

•	Develop new go-to-market channels and opportunities

•	Accelerate high-impact innovation relevant to local consumer needs to beat competition

•	Drive an agile organization with fast decision-making and clear accountabilities
Implement strategy
•	Grow Personal Care, Health & Wellness, Domestic Appliances and Coffee businesses

•	Continue to strengthen Television business and manage it towards profitability

•	Maintain position in Audio & Video Multimedia and Accessories while driving growth in selected business/ market combinations

•	Grow emerging markets and make China a global home, building business creation capabilities

•	Strengthen our portfolio with targeted mergers and acquisitions
Reference is made to the information on the financial performance of the sector Consumer Lifestyle in Item 5 “Operating and financial review and prospects” under the heading “Performance by sector”.

Lighting
Introduction
•	Lighting industry undergoing a radical transformation

•	Important global trends underpinning strategy

•	Winning in LED
A number of global trends are changing the way people use light. Lighting solutions are transforming urban environments, creating livable cities through the use of light to enhance safety, municipal identity and residential well-being; consumers are increasingly applying lighting to create their own ambience at home as a statement of their lifestyle; building owners and retailers are recognizing the benefits of energy-efficient lighting in reducing their operational costs; and schools are learning how lighting can improve education.
At the same time, more and more people are keen to help tackle the issues of climate change and rising energy costs. Many countries and regions have introduced legislative measures to address energy consumption and the emission of greenhouse gases, which are linked to climate change. In particular, 2010 saw further legislation to phase out old, incandescent lighting and other energy-inefficient forms of electric lighting. Philips will continue to play a significant role in encouraging and enabling the switch to energy-efficient lighting solutions, helping our customers to save on energy costs while making a positive contribution to the environment.
Another key development is the ongoing trend toward custom solutions. Increasingly aware of the possibilities beyond standard solutions, consumers, businesses and national and municipal authorities demand highly adaptable lighting solutions which they can use to customize their indoor and outdoor environments as and when they desire. Flexible and dynamic, our LED lighting solutions allow a much higher degree of customization and provide significantly greater possibilities for ambience creation than solutions based on conventional technologies.
Lighting landscape
We see three main transitions that will affect the lighting industry in the years to come. The first is a move towards energy-efficient light sources, in response to rising energy prices and increased awareness of climate change.
The second transition is the move from traditional vacuum-based technologies to solid-state lighting technology (LEDs). LED lighting is the most significant development in lighting since the invention of electric light well over a century ago. Offering unprecedented freedom in terms of color, dynamics, miniaturization, architectural integration and energy efficiency, LED lighting is opening up exciting new possibilities.
The third transition is from bulbs and components as the point of value creation to end-user-driven applications and solutions. Increasingly, these applications and solutions will include lighting controls. We believe that, going forward, a key differentiator among lighting suppliers will be the innovative strength to create systems and solutions that are truly customer-centric.
Between now and 2015, we expect the value of the global lighting market to grow by 7% on a compound annual basis, assuming global economic growth (GDP) of around 4%. The majority of the value will be in LED-based solutions and products — heading towards 50% by 2015. As one of the global leaders in LED components, applications and solutions, with a strong global presence across the LED value chain, we believe we are well positioned for the changes at hand.
The lighting industry as a whole has been recovering in 2010 from the global economic developments in 2009, though recovery is unevenly spread, with demand picking up in emerging markets in particular. For example, the Chinese authorities are expected to calibrate policy to ensure that the economy continues to grow at around 8% in 2011, despite the slowdown in the West. Emerging markets have rebounded strongly (with the exception of much of Eastern Europe, which is constrained by an ongoing public- and private-sector balance-sheet adjustment), but indicators suggest that most of the rebound is now over, with expansion expected to settle into a more sustainable trajectory.
Automotive and Lumileds markets benefited most from regained confidence and economic growth. Luminaires markets are still slow, particularly in the mature markets. Total world construction spend is expected to increase at a compound annual growth rate of about 5% over the period 2010-15. Early signs of revival in 2010 could be observed in the infrastructure sector, with 1.5% growth year-on-year.
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
About Philips Lighting
Philips Lighting is a global market leader, with recognized expertise in the development, manufacturing and application of innovative lighting solutions. We have pioneered many of the key breakthroughs in lighting over the past 100 years, laying the basis for our current position.
We address people’s lighting needs across a full range of market segments. Indoors, we offer specialized lighting solutions for homes, shops, offices, schools, hotels, factories and hospitals. Outdoors, we provide lighting for public spaces, residential areas and sports arenas. We also help to make roads and streets safer for traffic and other road users (car lights and street lighting). In addition, we address the desire for light-inspired experiences through architectural projects. Finally, we offer specific applications of lighting in specialized areas, such as horticulture, refrigeration lighting and signage, as well as heating, air and water purification, and healthcare.
Philips Lighting spans the entire lighting value chain — from lighting sources, electronics and controls to full applications and solutions — via the following businesses:
•	Lamps: incandescent, halogen, (compact) fluorescent, high-intensity discharge

•	Consumer Luminaires: functional, decorative, lifestyle, scene-setting

•	Professional Luminaires: city beautification, road lighting, sports lighting, office lighting, shop/hospitality lighting, industry lighting

•	Lighting Systems & Controls: electronic and electromagnetic gear, controls, modules and drivers

•	Automotive Lighting: car headlights, car signaling, interior

•	Packaged LEDs

•	LED solutions: modules, LED replacement lamps
The Lamps business conducts its sales and marketing activities through the professional, OEM and consumer channels, the latter also being used by our Consumer Luminaires business. Professional Luminaires is organized in a trade business (commodity products) and a project solutions business (project luminaires, systems and services). For the latter, the main focus is on specifiers, lighting designers, architects and urban planners. Automotive Lighting is organized in two businesses: OEM and After-market. Lighting Systems & Controls, Special Lighting Applications and Packaged LEDs/LED solutions conduct their sales and marketing through both the OEM and professional channels.
The conventional lamps industry is highly consolidated, with GE and Siemens/Osram as key competitors. The LED lamps and fluorescent retrofit industry is in its early days, with a huge number of competitors entering the marketplace. The luminaires industry is fragmented, with our competition varying per region and per segment. Our Lighting Systems & Controls and Automotive Lighting businesses are again more consolidated. In the world of digital lighting, a wide range of new entrants are active in the transition to LED lighting as well as in the transition to applications and solutions.
Philips Lighting has manufacturing facilities in some 25 countries in all regions of the world and sales organizations in more than 60 countries. Commercial activities in other countries are handled via dealers working with our International Sales organization. Lighting has approximately 53,000 employees worldwide.
Lighting strives for compliance with relevant regulatory requirements, including the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), Energy Performance of Buildings (EPBD) and Energy using Products (EuP) directives. The impact of the latter is described above under the heading “Introduction”.
Under normal economic conditions, the Lighting business sales are generally not materially affected by seasonality.
Reference is made to the information on the sourcing of the sector Lighting in Item 4 “Information on the Company” under the heading “Supply management”.
Progress against targets
The Annual Report 2009 set out a number of key targets for Philips Lighting in 2010. The advances made in addressing these are outlined below.

Drive performance
•	Drive our performance through capturing growth while managing cost and cash: Nominal sales grew by 15%, delivering a significant improvement in profitability and cash flow.

•	Win with customers in key markets: Our market share remained steady, and over two-thirds of our business/ market combinations have a leadership position in NPS.

•	Improve our relative position in emerging markets, especially China, India and Latin America: Comparable sales in emerging markets grew from 34% to 38% of total sales, driven by double-digit growth in China, India and Latin America.
Accelerate change
•	Further drive the transitions needed to retain the industry lead in the LED era; optimize the lamps lifecycle, expand share of leading LED solutions in professional and consumer segments: Significant progress was made in growing LED as a percentage of sales from 8% in 2009 to 13% in 2010. We also undertook significant restructuring and rightsizing efforts aimed at gearing up our organization to take full advantage of the LED-driven future opportunities in the lighting industry and adjusting our cost structure to current market conditions. We added a number of acquisitions to our portfolio to strengthen our ability to offer LED solutions across segments. These include Burton, a leading provider of specialized lighting solutions for healthcare facilities, and NCW Holdings, a leading Chinese provider of entertainment lighting and lighting control solutions.

•	Continue to invest in extending technological leadership in LED: We made significant R&D and capital investments in LED, including Lumileds, and made considerable progress in creating an integrated LED value chain across Lighting.
Implement strategy
•	Become the lighting solutions leader in the Outdoor segment: We significantly expanded our LED road lighting portfolio in all regions. We have a healthy project pipeline for LED road lighting in China and continue to invest in R&D and our sales force to enhance our offering into turnkey projects. In 2010 we also acquired Amplex’s street lighting controls business to further expand our street lighting offering.

•	Grow our Consumer Luminaires business: We made considerable progress in expanding the business outside Europe. Overall, sales remained broadly in line with 2009 due to ongoing weakness in the residential market in Europe, the business’s core market. The acquisition of Luceplan, a leading high-end design brand in consumer lighting has further strengthened our portfolio.

•	Implement our new Lighting mission, identity and sustainability story — “Simply enhancing life with light”: We have trained more than 85% of all our employees on our new Lighting mission and have seen the uptake reflected in our Employee Engagement Survey and in the positive reactions of external stakeholders, e.g. at Light + Building 2010 and our Capital Markets Day.

In 2010 we invested EUR 230 million in Green Innovation, compared to EUR 185 million in 2009. The energy efficiency of our total product portfolio improved by 9%.
Strategy and 2011 objectives
Philips Lighting will continue to play an important role in the realization of Philips’ strategic ambitions in the domain of health and well-being.
Lighting has defined the following key business objectives for 2011:
Drive performance
•	Accelerate growth and gain market share in:
-	LED lighting

-	Segment-specific solutions

-	Emerging markets
•	Enhance customer service levels

•	Increase outright NPS leadership positions and brand preference

•	Continue to optimize profit, minimize cost, maximize cash
Improve capabilities
•	Reinforce a growth culture based on:
-	Speed

-	Customer responsiveness

-	Empowerment
•	Improve market impact through integral business models and end-to-end value chain execution

•	Drive innovation effectiveness
-	Faster innovation cycles

-	Better time-to-market

-	Seamless strategy/design/marketing/technology cooperation
•	“Resource to win” through strategic workforce planning and by enhancing diversity, talent and competency management

Implement strategy
•	Lead in LED light sources while further optimizing conventional lighting

•	Win in LED-powered lighting solutions, focusing on:
-	Professional applications in Outdoor, Retail, Office, and specific local priorities

-	Philips brand expansion in consumer lighting
•	Deliver on our EcoVision sustainability ambitions

•	Strengthen emerging markets
Reference is made to the information on the financial performance of the sector Lighting in Item 5 “Operating and financial review and prospects” under the heading “Performance by sector”.

Group Management & Services
Introduction
Philips’ performance by market cluster is based on the following:
•	Emerging markets, including key markets in China, India, and Latin America and other markets including Central and Eastern Europe, Russia, Ukraine and Central Asia, the Middle East and Africa, Turkey and ASEAN zone

•	Mature markets, including Western Europe, North America, Japan, Korea, Israel, Australia and New Zealand
Group Management & Services comprises the activities of the corporate center including Philips’ global management and sustainability programs, country and regional management costs, and costs of pension and other postretirement benefit plans, as well as Corporate Technologies, Corporate Investments, New Venture Integration and Philips Design. Additionally, the global shared business services for purchasing, finance, human resources, IT, real estate and supply are reported in this sector.
Corporate Technologies
Corporate Technologies feeds the innovation pipeline, enabling its business partners — the three Philips operating sectors and external companies — to create new business options through new technologies, venturing and intellectual property development, improve time-to-market efficiency, and increase innovation effectiveness via focused research and development activities.
Corporate Technologies encompasses Corporate Research, the Incubators, Intellectual Property & Standards (IP&S), the Philips Innovation Campus as well as Applied Technologies. In total, Corporate Technologies employs about 3,900 professionals around the globe.
Corporate Technologies actively participates in ‘open innovation’ through relationships with academic and industrial partners, as well as via European and regional projects, in order to improve innovation efficiency and share the related financial exposure. The High Tech Campus in Eindhoven, the Netherlands, the Philips Innovation Campus in Bangalore, India, and Research Shanghai, China, are prime examples of environments enabling open innovation. In this way, we ensure proximity of innovation activities to emerging markets.
Philips Research is a key innovation partner for Philips’ business sectors. It has three main roles. Firstly, it creates new technologies that help to spur the growth of the Philips businesses. Secondly, it develops unique intellectual property (IP), which will enable longer-term business and creates standardization opportunities for Philips. Lastly, it prepares the ground for the creation of adjacent businesses in the sectors based on technology-enabled innovation in strategically aligned application areas.
In 2010, scientists from Philips Research developed the first-ever organic light-emitting diode (OLED) module that can be powered directly from a mains electricity supply. The prototype opens the door to OLED systems that can be directly plugged into standard power outlets without the need for bulky power management circuitry. This will reduce the bill of materials and simplify luminaire design for future OLED-based systems aimed at mass-market general illumination applications. In the Healthcare area, Philips Research is developing a Radio Frequency Ablation Cockpit, which covers preparation, planning and execution of minimally invasive tumor ablation procedures by clinicians. For therapy planning, the cockpit leverages the tumor visualization capabilities of pre-operative CT and/or PET imaging plus automated generation of target ablation plans. For targeted needle placement, it combines these with the real-time imaging capabilities of ultrasound and precision needle-tip navigation technology based on electromagnetic tracking.
Philips has three incubation organizations: the Healthcare, Consumer Lifestyle and Lighting & Cleantech Incubators. The main purpose of the Incubators is to create strategic growth opportunities for Philips. In some cases, spin-out or technology licensing is considered. In Healthcare, Philips made an anchor investment in the healthcare technology fund Gilde Healthcare III, which has a target size of EUR 200 million. In Consumer Lifestyle, DirectLife, launched in 2009, now has over 30,000 active users losing weight, getting fit and staying healthy. In the second half of 2010, a new Skin Care venture became operational to help women who are confused about their skin type and the products they should use. Our novel Crystalize imaging technology gives women factual, objective information and better knowledge about their skin so they can make smarter choices and achieve a more beautiful skin.
Philips further developed digital pathology solutions to ease the workload and support decision making in central and hospital-based pathology departments.

Philips IP&S proactively pursues the creation of new intellectual property in close co-operation with Philips’ operating sectors and the other departments within Corporate Technologies. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips’ businesses to support their growth, competitiveness and profitability. Philips’ IP portfolio currently consists of about 50,000 patent rights, 36,000 trademarks, 63,000 design rights and 3,900 domain name registrations. Philips filed approximately 1,300 patents in 2010, with a strong focus on the growth areas in health and well-being. IP&S participates in the setting of standards to create new business opportunities for the Healthcare, Consumer Lifestyle and Lighting sectors. A substantial portion of revenue and costs is allocated to the operating sectors. Philips believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents and licenses.
Applied Technologies is a showcase for our open innovation approach, supporting customers both inside and outside Philips through new technologies, new business ideas, consultancy and new product development and introduction services. Applied Technologies is an active player in solutions for the healthcare sector and energy solutions, including solar cells and energy management.
Corporate Investments
The remaining business within Corporate Investments — Assembléon — is a wholly owned subsidiary that develops, assembles, markets and distributes a diverse range of surface-mount technology placement equipment. In 2010 we announced our attention to sell a majority stake in Assembléon to H2 Equity Partners, an independent private equity firm. Philips will retain a 20% stake in Assembléon once the transaction is completed.
New Venture integration
The New Venture Integration group focuses on the integration of newly acquired companies across all sectors.
Philips Design
Philips Design is one of the longest-established design organizations of its kind in the world. It is headquartered in Eindhoven, the Netherlands, with branch studios in Europe, the US and Asia Pacific. Its creative force comprises designers, psychologists, ergonomists, sociologists, philosophers and anthropologists working together to understand people’s needs and desires, in order to generate designs which support people in accomplishing and experiencing things in natural, intuitive ways.
Philips Design’s forward-looking exploration projects deliver vital insights for new business development, supporting the transformation towards a health and well-being company.
Reference is made to the information on the financial performance of the sector Group Management & Services in Item 5 “Operating and financial review and prospects” under the heading “Performance by sector”.

Performance by key function
Marketing
Brand and NPS
A consistent focus on building brand loyalty amongst both professionals and consumers led to the 7% increase in the value of the Philips brand value to USD 8.7 billion, outpacing the average increase of 4% shown by brands measured in the 2010 Interbrand ranking. Additionally, Philips’ brand value has doubled in 6 years and it remains one of the top 50 most valuable brands in the world, measured by the Interbrand ranking of the 100 best global brands.
Philips’ total 2010 marketing expenses approximated EUR 934 million, a 16% increase compared to 2009. The additional spend was primarily to support the company’s marketing strategy of more focused growth in emerging and other strategic markets. In line with this, the company increased its 2010 marketing spend in key emerging markets by 48% compared to 2009. Additionally, the company continued its focus on organizing around customers and markets, resulting in more local marketing investment as a percentage of sales. Total 2010 marketing investment in emerging markets approximated 22% of sales, compared to 17% of sales in 2009.
Philips’ total 2009 marketing expenses declined nominally to EUR 804 million, but as percentage of sales remained broadly in line with 2008 levels. In 2009, Philips’ marketing strategy showed an increased focus on organizing around customers and markets. To that end, global investment was tailored more substantially to strategic markets.
In 2010, we have continued to expand our coverage of Net Promoter Score (NPS) program to include additional markets strategic to Philips’ growth. Philips stayed the course despite tough economic times, having improved our NPS leadership score in Consumer Lifestyle and maintaining a strong performance in Healthcare. While Lighting performance noted a decrease, it remains a clear leader in its industry. In particular, we achieved strong performance in BRIC markets and in Western Europe, most notably with BRIC outright leadership positions increasing by 18 points. Whilst we noted a decrease in North America and the rest of EMEA, Philips continues to occupy strong leadership positions in these regions. Overall, the result is stable, and 59% of our businesses currently hold industry leadership positions (60% in 2009). In line with our growth targets in Vision 2015, in 2011 we will continue to drive for further leadership in NPS in key markets. The implementation of this measure has confirmed that outstanding customer and consumer loyalty is critical to achieving growth.
Online
Philips continued to build brand loyalty and promoters via its online marketing strategies in 2010. Within the Lighting sector, the company launched a new social media-enabled platform designed to showcase the company’s leadership in the lighting industry and more importantly, drive meaningful dialog among existing and prospective customers and stakeholders.
Additionally, in 2010, the company developed several online communities, which, supported by social media capabilities, enabled the company to facilitate dialog and networking with its professional audiences in both Lighting and Healthcare. Going forward, the company will continue to drive its online marketing efforts with the use of new enabling technologies and communication platforms and leveraging the platform as a sales enabler. In 2010, Philips’ online sales reached EUR 570 million, a 41% increase from 2009 where online sales reached EUR 405 million. Online sales in from emerging markets represented approximately 30% of total online sales in 2010 and grew by 94% over the prior year.
In further support of sustainability and corporate responsibility, the company continued its efforts with asimpleswitch.com, its online platform that promotes smart energy efficiency and consumption. Since its launch in 2009, the site has gained in momentum and popularity, building an online supporter base of over 100,000 individuals by year-end.

Marketing expenses
in millions of euros unless otherwise stated	2008	2009	2010
Marketing expenses	949	804	934
as a % of sales	3.6	3.5	3.7

Research & development
R&D spending declined as a percentage of sales from 7.0% in 2009 to 6.2% in 2010. Philips has continued to expand its vast knowledge and intellectual property base. Early and continuous involvement of customers in new technologies, application and business concepts ensures deep insight into their needs — the foundation for our innovations. To better capitalize on opportunities in fast-growing emerging markets, innovation is managed at board level in the Markets & Innovation function, underlining our focus on market-driven innovation. Innovation leading to new businesses in incubators and internal ventures is managed separately from the traditional business to ensure focus on these growth initiatives. The effectiveness of innovation has been improved by streamlining our organization in Corporate Technologies, leading to more focus, alignment and enhanced offering of value propositions. The scope of the new organization covers early innovation and pre-development activities, supplemented by small series production.

Research and development expenses
in millions of euros unless otherwise stated	2008	2009	2010
Research and development expenses	1,777	1,631	1,576
as a % of sales	6.7	7.0	6.2

Healthcare R&D expenses increased EUR 19 million in 2010, reflecting our continued investment in emerging markets and home healthcare, though declined as a percentage of sales. Lighting’s expenses were broadly in line with 2009, with an increase in digital lighting and a reduction in traditional lighting. In Consumer Lifestyle, R&D spend was lower than in 2009, mainly due to a focus on fewer, but bigger projects and lower restructuring charges. GM&S lowered its R&D expenses through discontinuation of certain activities in the field of Molecular Healthcare and in the field of 3D Displays.
In 2009, Philips’ investment in R&D activities amounted to EUR 1,631 million (7.0% of sales), compared with EUR 1,777 million (6.7% of sales) in 2008.

Research and development expenses per sector
in millions of euros	2008	2009	2010
Healthcare	672	679	698
Consumer Lifestyle	513	395	369
Lighting	345	351	355
GM&S	247	206	154

Philips Group	1,777	1,631	1,576

Our new product sales — products introduced within 2010 (for B2C products) or three years (for B2B products) — increased from 48% of total sales in 2009 to 52% in 2010. In 2009 the global recession affected demand for new products, and our new product sales — products introduced within the last year (for B2C products) or three years (for B2B products) — dropped from 58% of total sales in 2008 to 48% in 2009. Philips aims to maintain this ratio at around 50%, while at the same time focusing on the profitability of new products and reallocating innovation spend more towards new business creation.
Supply management
Executing Vision 2015 and strengthening our health and well-being leadership requires enhancing our Supply strategy and governance approach. Our vision is to create a Customer Value Chain that enables better customer solutions, boosts our NPS, and powers growth. Customer Value Chain is a series of activities that collectively provide greater value than their sum. A more integrated Supply community will ensure that every part of the value chain works seamlessly together to benefit our customers and our company.
The Supply organization encompasses three focused functions: Commercial and Service Supply Chain, Operations, and Purchasing. Collectively, they comprise approximately 58,000 Philips employees and are responsible for sourcing, making and delivering products and solutions.
Management of shortages and management of commodity price increases
The recovery of the global economy led to tight supply of especially semiconductor components in the course of 2010. The scarcity and increased commodity prices led to upward price pressure. We have been able to delay price increases and smoothened out volatility through commodity hedging and negotiations with our component suppliers. The raw material price trends have also further accelerated the wide deployment of Value Engineering throughout the company, in close cooperation between Supply and R&D.
We achieved Bill of Material (BOM) savings of 4.9% and Non Product Related (NPR) savings of 5.2%.
In order to minimize the impact on our customer service levels and sales, a number of initiatives have been taken. Actions have been taken to rapidly improve our forecast reliability and sales and operational planning processes, both short term and longer term, in order to reduce such risks for the future. Additional investments were made in the emerging markets to ensure optimal local presence of the supply function.
Concentration and consolidation of supply base
In line with our brand promise of “sense and simplicity”, Philips Supply continued its focus on leveraging the supply base by bringing more spend to fewer, selected suppliers. In the area of BOM the number of suppliers has been reduced by approximately 25%, whereas in the area of NPR approximately 15% reduction has been realized. Creating long term strategic partnerships with suppliers is an important enabler of Philips’ growth ambitions. In 2010 the number of suppliers to cover 80% of spend has been reduced by approximately 10% on BOM and by approximately 25% on NPR. Standardization of payment terms has helped us to create uniformity and positively influence Days Payable Outstanding.
Supplier risk management
We are monitoring our top 400 suppliers on a constant basis. Risks are measured and, if required, contingency plans are prepared.
Innovation with the supply base
Philips is putting a lot of emphasis on Open Innovation programs by increasingly using the innovative power of our suppliers. In the Supplier Forum 2010 with our top suppliers Open Innovation was one of the key themes. Combining Philips innovation with the innovative capabilities and capacities of the supply base is expected to deliver acceleration of profitable growth.
Sustainability in the supply chain
Philips remains focused on improving working conditions and environmental performance in its supply chain and encourages its suppliers to have the same focus.
Employment

Change in number of employees
in FTEs	2008	2009	2010
Position at beginning of year	123,801	121,398	115,924
Consolidation changes:
- new consolidations	12,673	2,432	1,457
- deconsolidations	(1,571)	(276)	(307)
Comparable change	(13,505)	(7,630)	1,927

Position at year-end	121,398	115,924	119,001

The total number of employees of the Philips Group was 119,001 at the end of 2010, compared to 115,924 at the end of 2009. Approximately 45% were employed in the Lighting sector, due to the continued relatively strong vertical integration in this business. Some 30% were employed in the Healthcare sector and approximately 15% of the workforce was employed in the Consumer Lifestyle sector.
At the end of 2009, the total number of employees of the Philips Group was 115,924, compared to 121,398 at the end of 2008. Approximately 45% were employed in the Lighting sector, due to the still relatively strong vertical integration in this business. Some 30% were employed in the Healthcare sector and approximately 16% of the workforce was employed in the Consumer Lifestyle sector.

Employees per sector
in FTEs	at the end of
	2008	2009	2010
Healthcare	35,551	34,296	35,479
Consumer Lifestyle	17,145	18,389	17,706
Lighting	57,367	51,653	53,888
GM&S	11,335	11,586	11,928

	121,398	115,924	119,001

The increase in headcount in 2010 was mainly attributable to acquisitions and an increase in temporary employees in Lighting to support higher levels of activity. The number of employees increased in all sectors except Consumer Lifestyle, which was lower, mainly due to a reduction of temporary employees in Television.
The decrease in headcount in 2009 was mainly due to organizational right-sizing to align with the challenging economic conditions. The declines were partly offset by acquisitions, mainly at Consumer Lifestyle. Group Management & Services headcount was slightly higher than in 2008 due to a gradual shift of support functions such as IT from the operating sectors.

Employees per market cluster
in FTEs	at the end of
	2008	2009	2010
Western Europe	36,966	35,496	34,613
North America	31,336	27,069	27,883
Other mature markets	2,119	3,095	3,046

Total mature markets	70,421	65,660	65,542
Emerging markets	50,977	50,264	53,459

	121,398	115,924	119,001

Approximately 55% of the Philips workforce is located in mature markets, and about 45% in emerging markets. In 2010, the number of employees in mature markets slightly declined as additional headcount from acquisitions was more than offset by headcount reduction from organizational right-sizing projects. Emerging market headcount increased by 3,195, mainly from increases at Lighting to support higher factory production.
At the end of 2009, approximately 57% of Philips’ workforce was located in mature markets, and about 43% in emerging markets. The number of employees in mature markets decreased, largely as a result of organizational right-sizing. Emerging markets also saw a reduction in employee numbers as the additional headcount from Healthcare acquisitions in China, India and Brazil was offset largely by the sale of the Television factory in Juarez (Mexico) and a headcount reduction due to lower factory production within Lighting.
Despite the lower sales in 2009, employee productivity for the Group improved compared to 2008, driven by the positive effect of ongoing efficiency and transformation programs in all sectors.
Organizational structure
The information concerning Philips’ subsidiaries in Exhibit 8 to this Annual Report on Form 20-F is incorporated herein by reference.
Property, plant and equipment
Philips owns and leases manufacturing facilities, research facilities, warehouses and office facilities in numerous countries over the world.
Philips has approximately 118 production sites in 27 countries. Philips believes that its plants are well maintained and, in conjunction with its capital expenditures for new property, plant and equipment, are generally adequate to meet its needs for the foreseeable future. For the net book value of its property, plant and equipment and developments therein, reference is made to note 7, entitled “Property, plant and equipment”, to the Group financial statements on page 171 of the 2010 Annual Report incorporated herein by reference. The geographic allocation of assets employed as shown in the section entitled “Information by sector and main country” on pages 151 through 153 of the 2010 Annual Report and incorporated herein by reference, is generally indicative of the location of manufacturing facilities. The headquarters in Amsterdam are leased. The information as shown in note 23, entitled “Contractual obligations”, to the Group financial statements on page 180 of the 2010 Annual Report, partly related to the rental of buildings, is incorporated herein by reference.
For environmental issues affecting the Company’s properties, reference is made to note 24, entitled “Contingent liabilities”, to the Group financial statements on pages 180 through 182 of the 2010 Annual Report incorporated herein by reference. Additionally, reference is made to note 19, entitled “Provisions”, to the Group financial statements on page 178 through 179 of the 2010 Annual Report incorporated herein by reference.
Capital expenditures in progress are generally expected to be financed through internally generated cash flows. For a description of the geographic spread of capital expenditures, reference is made to the section “Information by sector and main country” on pages 151 through 153 of the 2010 Annual Report incorporated herein by reference.
For a description of the Company’s principal acquisitions and divestitures, reference is made to note 6 “Acquisitions and divestments” to the Group financial statements on pages 167 through 170 of the 2010 Annual Report incorporated herein by reference.

Item 4A. Unresolved Staff Comments
None.

Item 5. Operating and financial review and prospects
Operating results
The year 2010
•	In 2010, despite experiencing a recovery in certain markets, overall worldwide market conditions remained challenging, particularly in developed countries. We recorded moderate 4% comparable sales growth; however, as a result of continued focus on cost management, significant improvements in IFO, adjusted IFO and Net income were achieved. Additionally, our cash flow from operating activities was higher than in 2009.

•	IFO of EUR 2,065 million, or 8.1% of sales, was significantly higher than the EUR 614 million, or 2.6% of sales, achieved in 2009. Significant IFO improvement, led by Lighting, was achieved in all sectors. As a percentage of sales, 2010 IFO and adjusted IFO were at the highest levels since 2000.

•	Following a strong rebound in the first six months of the year, sales growth slowed in the second half, ending at 10% nominal for the full year. Adjusted for favorable currency effects, comparable sales were 4% higher than in 2009, attributable to growth in all sectors, notably Lighting. Within Lighting, growth in automotive and LED markets was strong, partly mitigated by limited growth at Professional Luminaires due to weak construction markets in the US and Western Europe; Healthcare sales grew 4%, supported by 6% growth in all businesses except Imaging Systems, which was broadly in line with 2009. Growth at Consumer Lifestyle was limited to 1%, as solid growth at Health & Wellness and Personal Care was tempered by limited growth at Television and sales declines at Audio & Video Multimedia and Accessories.

•	12% comparable sales growth was achieved in emerging markets, while mature markets grew 1%. Emerging markets accounted for 33% of total sales, up from 30% in 2009.

•	We continued to invest in strategically aligned, high-growth companies to strengthen our portfolio. In 2010, we completed 11 acquisitions, contributing to all three sectors, notably Discus Holdings in Consumer Lifestyle. The cash outflow related to acquisitions amounted to EUR 239 million.

•	During the year, particularly in the first three quarters, Television showed a significant year-on-year improvement in adjusted IFO. However, with high inventory in retail, and severe price erosion in the fourth quarter, the Television business did not achieve break-even for the year. To improve profitability in the business and reduce exposure, we concluded brand licensing agreements in India and China. We will take further action to address the profitability issue in the business in 2011.

•	We generated EUR 2.2 billion of cash flow from operating activities, EUR 611 million higher than in 2009. Our cash flows before financing activities were EUR 128 million higher than 2009, as higher cash flow from operating activities was partly offset by lower proceeds from the sale of stakes.

Key data
in millions of euros unless otherwise stated	2009	2010
Sales	23,189	25,419
Income from operations (IFO)	614	2,065
as a % of sales	2.6	8.1
Adjusted Income from operations (adjusted IFO)1)	1,050	2,552
as a % of sales	4.5	10.0
Financial income and expenses	(166)	(122)
Income tax expense	(100)	(509)
Results of investments in associates	76	18

Income (loss) from continuing operations	424	1,452
Income (loss) from discontinued operations	—	—

Net income (loss)	424	1,452

Net income (loss):
Per common share — basic	0.46	1.54
Per common share — diluted	0.46	1.53

Net operating capital (NOC)1)	12,649	12,071
Cash flows before financing activities1)	1,326	1,454
Employees (FTEs)	115,924	119,001

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

Performance of the Group
Sales
The composition of sales growth in percentage terms in 2010, compared to 2009, is presented in the table below.

Sales growth composition 2010 versus 2009
in %	compa-		consoli-
	rable	currency	dation	nominal
	growth1)	effects	changes	growth
Healthcare	3.9	6.0	(0.2)	9.7
Consumer Lifestyle	1.2	4.7	(0.7)	5.2
Lighting	8.7	6.0	0.7	15.4
GM&S	6.4	3.0	(2.6)	6.8

Philips Group	4.3	5.5	(0.2)	9.6

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Group sales amounted to EUR 25,419 million in 2010, 10% nominal growth compared to 2009. Excluding a 6% favorable currency effect, comparable sales were 4% above 2009. Comparable sales were 9% higher at Lighting and 4% higher at Healthcare, though were tempered by 1% higher sales at Consumer Lifestyle.
Healthcare sales amounted to EUR 8,601 million, which was 4% higher than in 2009 on a comparable basis, driven by 6% growth at Patient Care & Clinical Informatics, Home Healthcare Solutions, and Customer Services. Sales at Imaging Systems were broadly in line with 2009, as growth in emerging markets was largely offset by lower sales in North America.
Consumer Lifestyle reported sales of EUR 8,906 million, which was EUR 439 million higher than in 2009, or 1% higher on a comparable basis. We achieved double-digit growth at Health & Wellness and high single-digit growth at Personal Care. This was tempered by 1% comparable growth at Television and year-on-year sales declines at Audio & Video Multimedia and Accessories.
Lighting sales amounted to EUR 7,552 million, which was EUR 1 billion higher than in 2009, or 9% higher on a comparable basis. Growth was largely driven by double-digit growth at Lumileds, Automotive Lighting, and Lighting Systems & Controls. Ongoing weakness in residential and commercial construction markets meant our Luminaires businesses yielded little growth.
Earnings
In 2010, Philips’ gross margin was EUR 9,546 million, or 37.6% of sales, compared to EUR 8,079 million, or 34.8% of sales, in 2009. Gross margin in 2010 included EUR 111 million restructuring and acquisition-related charges, whereas 2009 included EUR 268 million of restructuring and acquisition-related charges and net asbestos-related recoveries of EUR 57 million. Gross margin percentage was higher than in 2009 in all operating sectors, notably Lighting.
Selling expenses increased from EUR 5,159 million in 2009 to EUR 5,246 million in 2010. 2010 included EUR 88 million of restructuring and acquisition-related charges, compared to EUR 185 million in 2009. The year-on-year increase was mainly attributable to higher expenses aimed at supporting higher sales, and increased investments in advertising and promotion. In relation to sales, selling expenses decreased from 22.2% to 20.6%. Expenses were lower than in 2009 in all sectors.
General and administrative expenses amounted to EUR 735 million in 2010, compared to EUR 734 million in 2009. As a percentage of sales, costs improved from 3.2% in 2009 to 2.9%.
Research and development costs declined from EUR 1,631 million in 2009 to EUR 1,576 million in 2010. The year-on-year decline was largely attributable to lower restructuring and acquisition-related charges, which amounted to EUR 13 million in 2010, compared to EUR 73 million in 2009, and to the discontinuation of certain activities in the field of Molecular Healthcare and 3D Displays. As a percentage of sales, research and development costs decreased from 7.0% in 2009 to 6.2%.
The following overview shows sales, IFO and adjusted IFO according to the 2010 sector classifications.

Sales, IFO and adjusted IFO 2010
in millions of euros unless otherwise stated			as a % of	adjusted	as a % of
	sales	IFO	sales	IFO1)	sales
Healthcare	8,601	922	10.7	1,186	13.8
Consumer Lifestyle	8,906	595	6.7	639	7.2
Lighting	7,552	695	9.2	869	11.5
Group Management & Services	360	(147)	—	(142)	—

Philips Group	25,419	2,065	8.1	2,552	10.0

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

Sales, IFO and adjusted IFO 2009
in millions of euros unless otherwise stated			as a % of	adjusted	as a % of
	sales	IFO	sales	IFO1)	sales
Healthcare	7,839	591	7.5	848	10.8
Consumer Lifestyle	8,467	321	3.8	339	4.0
Lighting	6,546	(16)	(0.2)	145	2.2
Group Management & Services	337	(282)	—	(282)	—

Philips Group	23,189	614	2.6	1,050	4.5

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
In 2010, IFO increased by EUR 1,451 million compared to 2009, to EUR 2,065 million, or 8.1% of sales. 2010 included EUR 233 million of restructuring and acquisition-related charges, compared to EUR 551 million in 2009. In addition to lower restructuring and acquisition-related charges, the year-on-year improvement was mainly driven by higher sales and a higher gross margin percentage in each of the operating sectors, and lower costs in Group Management & Services.
Amortization of intangibles, excluding software and capitalized product development, amounted to EUR 487 million in 2010, compared to EUR 436 million in 2009. Amortization charges were higher than in 2009 due to acquisitions.
Adjusted IFO increased from EUR 1,050 million, or 4.5% of sales, in 2009 to EUR 2,552 million, or 10.0% of sales, in 2010. Higher adjusted IFO was visible in all sectors, notably Lighting.
Healthcare
Adjusted IFO increased from EUR 848 million, or 10.8% of sales, in 2009 to EUR 1,186 million, or 13.8% of sales, in 2010. Adjusted IFO improvements were realized across all businesses, largely as a result of higher sales, favorable currency impact and cost-saving programs. Restructuring and acquisition-related charges totaled EUR 77 million, compared to EUR 106 million in 2009.
Consumer Lifestyle
Adjusted IFOA improved from EUR 339 million, or 4.0% of sales, in 2009 to EUR 639 million, or 7.2% of sales, in 2010. Restructuring and acquisition-related charges amounted to EUR 61 million in 2010, compared to EUR 136 million in 2009. The year-on-year adjusted IFO improvement was largely driven by higher sales, fixed cost savings, EUR 48 million product recall related charges in 2009, and lower restructuring charges. Adjusted IFO was higher than in 2009 in all businesses. Notable improvements were achieved in Domestic Appliances, Television, and Licenses.
Lighting
Adjusted IFO amounted to EUR 869 million, or 11.5% of sales, which included EUR 96 million of restructuring and acquisition-related charges. EUR 247 million of restructuring and acquisition-related charges were included in 2009. The adjusted IFO improvement was also driven by higher sales, improved gross margin and fixed cost savings from restructuring programs.
Group Management & Services
Adjusted IFO improved from a loss of EUR 282 million in 2009 to a loss of EUR 142 million in 2010. Adjusted IFO in 2009 included a EUR 134 million gain related to curtailment for retiree medical benefit plans, EUR 57 million of net asbestos-related recoveries, and EUR 46 million of asset write-offs. 2009 also included EUR 63 million restructuring charges. 2010 results included a EUR 119 million gain from a change in a pension plan. The year-on-year adjusted IFO improvement was largely attributable to higher license revenue, discontinuation of Molecular Healthcare, and lower costs in the global service units.
Pensions
The net periodic pension costs of defined-benefit pension plans amounted to a credit of EUR 103 million in 2010, compared to a cost of EUR 3 million in 2009. The defined-contribution pension cost amounted to EUR 118 million, EUR 11 million higher than in 2009, mainly due to a gradual shift from defined-benefit to defined-contribution pension plans.
The 2010 costs were impacted by the recognition of EUR 119 million of negative prior-service costs. These resulted from a reduction of pension benefits expected to be paid in the future, in part due to a change in indexation. In 2010, a curtailment gain of EUR 9 million on one of our retiree medical plans was recognized due to the partial closure of a US site.
In 2009, curtailment gains totaling EUR 134 million, relating to changes in retiree medical plans, positively impacted the result. These curtailment gains are the result of changes in the benefit level and the scope of eligible participants of a retiree medical plan, which became effective and irreversible in 2009.

For further information, reference is made to note 28 “Pensions and other postretirement benefits” to the Group financial statements on pages 182 through 187 of the 2010 Annual Report incorporated herein by reference.
Restructuring and impairment charges
In 2010, IFO included net charges totaling EUR 162 million for restructuring and related asset impairments. 2009 included EUR 450 million of restructuring and related asset impairment charges. In addition to the annual goodwill impairment tests for Philips, trigger-based impairment tests were performed during the year, resulting in no goodwill impairments.
For further information on sensitivity analysis, please refer to note 8 “Goodwill” to the Group financial statements on pages 172 and 173 of the 2010 Annual Report incorporated herein by reference.

Restructuring and related charges
in millions of euros	2009		2010
Restructuring charges per sector:
Healthcare	42		48
Consumer Lifestyle	120		42
Lighting	225		74
GM&S	63		(2)

	450		162

Cost breakdown of restructuring charges:
Personnel lay-off costs	399		155
Release of provision	(81)		(77)
Restructuring-related asset impairment	84		19
Other restructuring-related costs	48	1)	65

	450		162

1)	Includes EUR 22 million of costs which were expensed as incurred
The restructuring charges in 2010 were mainly attributable to the operating sectors. Within Healthcare, the largest projects related to the reorganization of the commercial organization in Imaging Systems (Germany, Netherlands, and the US). Consumer Lifestyle restructuring charges were mainly in Television, particularly in China due to the brand licensing agreement with TPV. Restructuring projects in Lighting were focused on reduction of production capacity in traditional lighting technologies, such as incandescent. The largest projects were initiated in Brazil, France, and the US.
In 2009, the most significant restructuring projects related to Lighting and Consumer Lifestyle. Restructuring projects at Lighting centered on Lamps. The largest restructuring projects were in the Netherlands, Belgium, Poland and various locations in the US. Consumer Lifestyle restructuring projects focused on Television (primarily Belgium and France), Accessories (mainly Technology & Development in the Netherlands) and Domestic Appliances (mainly Singapore and China). Healthcare initiated various restructuring projects aimed at reduction of the fixed cost structure, mainly impacting Imaging Systems (Netherlands), Home Healthcare Solutions and Patient Care & Clinical Informatics (various locations in the US).
Other restructuring projects focused on reducing the fixed cost structure of Corporate Technologies, Philips Information Technology, Philips Design, and Corporate Overheads within Group Management & Services.
Reference is made to note 19 “Provisions”, under the heading “Restructuring-related provisions” to the Group financial statements on pages 178 and 179 of the 2010 Annual Report incorporated herein by reference. For further information on impairment please refer to the information under the heading “Impairment of non-financial assets” in section “Critical accounting policies” on pages 67 through 69.
Financial income and expenses
A breakdown of Financial income and expenses is presented in the table below.

Financial income and expenses
in millions of euros	2009	2010
Interest expense (net)	(252)	(225)
Sale of securities	126	162
Value adjustments on securities	(58)	(2)
Other	18	(57)

	(166)	(122)

The net interest expense in 2010 was EUR 27 million lower than in 2009, mainly as a result of lower interest expense.

Income from the sale of securities consists of:

Sale of securities

in millions of euros	2009	2010
Income from the sale of securities:
Gain on sale of NXP shares	—	154
Gain on sale of LG Display shares	69	—
Gain on sale of Pace shares	48	—
Others	9	8

	126	162

In 2010, income from the sale of securities of EUR 162 million was mainly attributable to the sale of NXP shares. In 2009, income from the sale of securities totaled EUR 126 million. This included a EUR 69 million gain from the sale of the remaining shares in LG Display, and a EUR 48 million gain from the sale of the remaining shares in Pace Micro Technology.

Value adjustments on securities

in millions of euros	2009	2010
NXP	(48)	—
Prime Technology	(6)	(2)
Other	(4)	—

	(58)	(2)

2009 was impacted by impairment charges amounting to EUR 58 million, mainly from shareholdings in NXP.
Other financial expenses amounted to a EUR 57 million expense in 2010, compared to EUR 18 million income in 2009. 2010 primarily consisted of a EUR 21 million loss related to the revaluation of the convertible bonds received from TPV Technology and CBaySystems Holdings (CBAY), and a EUR 20 million accretion expense mainly associated with discounted provisions.
Other financial expenses in 2009 primarily consisted of a EUR 19 million gain related to the revaluation of the convertible bonds received from TPV Technology and CBAY,and dividend income totaling EUR 16 million, EUR 12 million of which related to holdings in LG Display. Other financial expenses included EUR 15 million accretion expenses, mainly associated with discounted asbestos provisions.
For further information, refer to note 2 “Financial income and expenses” to the Group financial statements on page 162 of the 2010 Annual Report, which is incorporated herein by reference.
Income taxes
Income taxes amounted to EUR 509 million, compared to EUR 100 million in 2009. The year-on-year increase was largely attributable to higher taxable earnings.
The tax burden in 2010 corresponded to an effective tax rate of 26.2%, compared to 22.3% in 2009. The increase in the effective tax rate was attributable to a change in the country mix of income tax rates and a change in the mix of profits and losses in the various countries, as well as 2009’s recognition of a deferred tax asset for Lumileds previously not recognized. This was partly offset by a number of tax settlements.
For 2011, the effective tax rate excluding incidental non-taxable items is expected to be between 30% and 32%.
Reference is made to note 3 “Income taxes” to the Group financial statements on pages 162 through 166 of the 2010 Annual Report, which is incorporated herein by reference.
Results of investments in associates
The results related to investments in associates declined from EUR 76 million in 2009 to EUR 18 million in 2010.

Results of investments in associates

in millions of euros	2009	2010
Company’s participation in income (loss)	23	14
Results on sale of shares	—	5
Gains arising from dilution effects	—	—
(Reversal of) investment impairment and guarantee charges	53	(1)

	76	18

The company’s participation in income declined from EUR 23 million in 2009 to EUR 14 million in 2010, mainly due to the sale of our remaining stake in TPV Technology.
In 2009, following recovery of the TPV share price, the accumulated value adjustment of the shareholding in TPV recognized in 2008 was reversed by EUR 55 million. The company’s participation in income of EUR 23 million in 2009 was mainly attributable to results on Intertrust.
For further information, refer to note 4 “Investments in associates” to the Group financial statements on pages 166 through 167 of the 2010 Annual Report, which is incorporated herein by reference.

Non-controlling interests
Net income attributable to non-controlling interests amounted to EUR 6 million in 2010, compared to EUR 14 million in 2009.
Net income
Net income increased from EUR 424 million in 2009 to EUR 1,452 million. The improvement was driven by EUR 1,451 million higher IFO and EUR 44 million lower costs in Financial income and expenses, partly offset by EUR 409 million higher income tax charges and EUR 58 million lower income from our investments in associates.
Net income attributable to shareholders per common share increased from EUR 0.44 per common share in 2009 to EUR 1.54 per common share in 2010.
For a description of the impact of inflation and information regarding any governmental economic, fiscal, monetary or political policies that could materially affect, directly or indirectly, the Company’s operations reference is made to the information under the heading “Strategic risks” in Item 3 “Key information” on pages 10 through 11.
For information regarding the impact of foreign currency fluctuations on the Company reference is made to the information under the heading “Financial risks” in Item 3 “Key information” on pages 14 through 15.
Performance by sector
Healthcare

Key data

in millions of euros unless otherwise stated	2009	2010
Sales	7,839	8,601
Sales growth
% increase, nominal	2	10
% increase, comparable1)	(3)	4
Adjusted IFO1)	848	1,186
as a % of sales	10.8	13.8
IFO	591	922
as a % of sales	7.5	10.7
Net operating capital (NOC)1)	8,434	8,908
Cash flows before financing activities1,2)	889	1,139
Employees (FTEs)	34,296	35,479

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

2)	Prior period amounts have been revised to reflect an adjusted sector allocation.

Sales per market cluster

in millions of euros	2009	2010
Western Europe	1,941	2,042
North America	3,685	3,901
Other mature markets	763	968

Total mature markets	6,389	6,911
Emerging markets	1,450	1,690

	7,839	8,601

In 2010, sales amounted to EUR 8,601 million, 10% higher than in 2009 on a nominal basis, driven by higher sales in all businesses. Excluding a 6% favorable impact of currency effects, comparable sales were 4% higher. Mid-single-digit comparable sales growth was achieved by Patient Care & Clinical Informatics, Home Healthcare Solutions and Customer Services. Imaging Systems comparable sales were in line with 2009. Green Product sales amounted to EUR 2,136 million, a 19% year-on-year increase.
Geographically, comparable sales in mature markets were higher than in 2009 in all businesses except Imaging Systems. The year-on-year sales increase was largely attributable to Western Europe. Comparable sales in North America were broadly in line with 2009. In emerging markets we achieved 7% growth, largely driven by strong, double-digit growth in China and India.
Adjusted IFO increased from EUR 848 million, or 10.8% of sales, in 2009 to EUR 1,186 million, or 13.8% of sales, in 2010. Adjusted IFO improvements were realized across all businesses in Healthcare, largely as a result of higher sales, favorable currency impact and cost-saving programs. Restructuring and acquisition-related charges were EUR 77 million, compared with EUR 106 million in 2009.
IFO amounted to EUR 922 million, or 10.7% of sales, and included EUR 263 million of charges related to amortization of intangible fixed assets.
Net operating capital in 2010 increased by EUR 474 million to EUR 8.9 billion. Excluding a EUR 713 million currency impact, net operating capital decreased by EUR 239 million.
Cash flows before financing activities increased from an inflow of EUR 889 million in 2009 to an inflow of EUR 1,139 million in 2010, mainly attributable to higher earnings.

Consumer Lifestyle

Key data

in millions of euros unless otherwise stated	2009	2010
Sales	8,467	8,906
of which Television	3,122	3,155
Sales growth
% increase (decrease), nominal	(22)	5
% increase (decrease), comparable1)	(17)	1
Sales growth excl. Television
% increase (decrease), nominal	(13)	8
% increase (decrease), comparable1)	(12)	1
Adjusted IFO1)	339	639
of which Television	(179)	(125)
as a % of sales	4.0	7.2
IFO	321	595
of which Television	(179)	(130)
as a % of sales	3.8	6.7
Net operating capital (NOC)1)	625	911
of which Television	(386)	(299)
Cash flows before financing activities1,2)	598	404
of which Television	(16)	(117)
Employees (FTEs)	18,389	17,706
of which Television	4,766	3,613

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

2)	Prior period amounts have been revised to reflect an adjusted sector allocation.

Sales per market cluster

in millions of euros	2009	2010
Western Europe	3,987	3,874
North America	1,084	1,156
Other mature markets	216	268

Total mature markets	5,287	5,298
Emerging markets	3,180	3,608

	8,467	8,906

2010 proved to be a challenging year for driving sales growth in Consumer Lifestyle. We began the year with strong comparable sales growth in the first two quarters, though we experienced sales declines in the last two quarters, with high stock levels in retail and, consequently, strong price erosion, particularly in Television. For the year, our sales increased by EUR 439 million, or 5% nominal growth. However, adjusted for favorable currency and unfavorable portfolio changes, comparable sales growth was limited to 1%.
We achieved double-digit growth at Health & Wellness and high single-digit growth at Personal Care, driven by our increased investment in advertising and promotion. Sales at Domestic Appliances showed low single-digit growth, as strong growth in emerging markets, notably China, was partly offset by lower sales in mature markets. Comparable sales growth at Television was limited to 1%, while sales declined at Audio & Video Multimedia and Accessories.
From a geographical perspective, we recorded 6% comparable sales growth in emerging markets, which was partly offset by a 2% decline in mature markets, mainly in Western Europe. Sales growth in emerging markets was driven by solid growth in Latin America and Russia, though this was tempered by a sales decline in China. The decline in China was substantially due to a delay in the implementation of the brand licensing agreement for Television with TPV. Emerging markets’ share of sector sales increased from 37% in 2009 to 41% in 2010. Green Product sales amounted to over EUR 3 billion and increased from 23% of total sales in 2009 to 34% in 2010.
Adjusted IFO significantly improved from EUR 339 million, or 4.0% of sales, in 2009 to EUR 639 million, or 7.2% of sales, in 2010. Restructuring and acquisition-related charges amounted to EUR 61 million in 2010, compared to EUR 136 million in 2009. The year-on-year Adjusted IFO improvement was largely driven by improved gross margin, fixed cost savings, the previous year’s EUR 48 million product recall-related charges, and lower restructuring charges. Adjusted IFO was higher than in 2009 in all businesses, notably Domestic Appliances and Television.
IFO amounted to EUR 595 million, or 6.7% of sales, which included EUR 44 million of amortization charges, mainly related to amortization of intangible fixed assets at Health & Wellness and Domestic Appliances.
Net operating capital increased from EUR 625 million in 2009 to EUR 911 million in 2010, primarily due to higher inventories at Television and an increase in assets following the acquisition of Discus Holdings.
Cash flows before financing activities declined from an inflow of EUR 598 million in 2009 to an inflow of EUR 404 million. The decline was mainly attributable to lower cash inflow from changes in working capital, partly offset by higher earnings.

Lighting

Key data

in millions of euros unless otherwise stated	2009	2010
Sales	6,546	7,552
Sales growth
% increase, nominal	(11)	15
% increase, comparable1)	(13)	9
Adjusted IFO1)	145	869
as a % of sales	2.2	11.5
IFO	(16)	695
as a % of sales	(0.2)	9.2
Net operating capital (NOC)1)	5,104	5,561
Cash flows before financing activities1,2)	624	590
Employees (FTEs)	51,653	53,888

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

2)	Prior period amounts have been revised to reflect an adjusted sector allocation.

Sales per market cluster

in millions of euros	2009	2010
Western Europe	2,271	2,297
North America	1,811	1,989
Other mature markets	253	367

Total mature markets	4,335	4,653
Emerging markets	2,211	2,899

	6,546	7,552

Sales amounted to EUR 7,552 million, a nominal increase of 15% compared to 2009, driven by a rebound in sales of general and automotive lamps as well as ongoing growth of our Lumileds LED business. Excluding a 6% favorable currency impact and a 1% contribution from acquisitions, comparable sales increased by 9%.
The year-on-year sales increase was substantially driven by growth in emerging markets, which grew over 20% on a comparable basis. Emerging market sales grew to over 38% of total Lighting sales, driven by China, India and Brazil, compared to 34% in 2009. In mature markets, sales growth was limited to low single-digits due to lower demand in North America and Western Europe, particularly for Professional and Consumer Luminaires.
A rebound in the global automotive market supported solid, double-digit sales growth in this business. Our general Lamps business also grew strongly compared to 2009, buoyed by demand for high-end lamps in retail and emerging geographies. Ongoing softness in both the residential and commercial construction markets — particularly in mature geographies — meant that sales in our Luminaires businesses remained broadly in line with 2009. Sales of LED-based products grew to over 13% of total sales, up from 8% in 2009, driven by Lumileds, Lamps and Professional Luminaires. Sales of energy-efficient Green Products exceeded EUR 4 billion, or 58% of sector sales.
Adjusted IFO amounted to EUR 869 million, or 11.5% of sales, which included EUR 96 million of restructuring and acquisition-related charges. This compared to EUR 247 million of restructuring and acquisition-related charges in 2009. The adjusted IFO improvement was driven by higher sales, improved gross margin and fixed cost savings from restructuring programs.
IFO amounted to EUR 695 million, or 9.2% of sales, which included EUR 174 million of amortization of intangible fixed assets, mainly from Lumileds and Genlyte.
Net operating capital increased by EUR 457 million to EUR 5.6 billion, due to unfavorable currency translation, higher activity levels and additional LED-related capital expenditures.
Cash flows before financing activities declined from EUR 624 million in 2009 to EUR 590 million, reflecting higher cash earnings which were more than offset by higher working capital requirements and additional growth-focused investments in capital expenditures.

Group Management & Services

Key data

in millions of euros unless otherwise stated	2009	2010
Sales	337	360
Sales growth
% increase (decrease), nominal	(31)	7
% increase (decrease), comparable1)	(30)	6
Adjusted IFO Corporate Technologies1)	(162)	(63)
Adjusted IFO Corporate & regional costs1)	(174)	(142)
Adjusted IFO Pensions1)	142	100
Adjusted IFO Services Units and other1)	(88)	(37)

Adjusted IFO1)	(282)	(142)
IFO	(282)	(147)
Net operating capital (NOC)1)	(1,514)	(3,309)
Cash flows before financing activities1,2)	(785)	(679)
Employees (FTEs)	11,586	11,928

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

2)	Prior period amounts have been revised to reflect an adjusted sector allocation.
In 2010, sales were EUR 23 million higher than in 2009, mainly due to higher license revenues and higher sales at Assembléon.
Adjusted IFO in 2010 amounted to a loss of EUR 142 million, compared to a loss of EUR 282 million in 2009. The year-on-year improvement in adjusted IFO was mainly attributable to higher revenue, lower overhead costs and the discontinuation of Molecular Healthcare.
Adjusted IFO at Corporate Technologies was EUR 99 million higher than in 2009, attributable to higher license revenue, the discontinuation of Molecular Healthcare and 2009’s asset write-offs.
Corporate & Regional costs were EUR 32 million lower than in 2009, attributable to lower restructuring charges and continuous focus on cost reduction.
Adjusted IFO at Pensions was EUR 42 million lower than in 2009, in part due to that year’s EUR 134 million curtailment gain on retiree medical benefit plans, partly offset by a EUR 119 million gain in 2010, in part due to a change in indexation.
Adjusted IFO at Service Units and other improved from a loss of EUR 88 million in 2009 to a loss of EUR 37 million. The improvement was largely driven by lower restructuring charges in our global service units.
Net operating capital declined to negative EUR 3.3 billion, mainly attributable to lower prepaid pension cost related to the pension plan in Netherlands, which is no longer recognized as an asset.
Cash flows before financing activities improved from an outflow of EUR 785 million in 2009 to an outflow of EUR 679 million, mainly attributable to higher cash earnings and the EUR 485 million of final asbestos payments in 2009. This was partly offset by lower proceeds on the sale of stakes, mainly reflecting the sale of LG Display and Pace Micro Technology in 2009.
Performance by market cluster
In 2010, sales grew 4% on a comparable basis, driven by growth in all sectors, notably in emerging markets.

Sales per market cluster

in millions of euros	2009	2010
Western Europe	8,389	8,363
North America	6,609	7,086
Other mature markets	1,260	1,633

Total mature markets	16,258	17,082
Emerging markets	6,931	8,337

	23,189	25,419

Sales in mature markets were EUR 824 million higher than in 2009, or 1% higher on a comparable basis. Sales in Western Europe were below the 2009, mainly due to lower sales at Consumer Lifestyle, which more than offset growth at Healthcare. Sales in North America were slightly higher than in 2009, attributable to low single-digit growth in Lighting and Consumer Lifestyle. Healthcare sales in North America were on par with 2009 on a comparable basis. Sales in other mature markets, however, grew by double-digits in all sectors.
In emerging markets, sales grew by 12%, driven by growth in all sectors, notably Lighting (more than 20%). Solid double-digit growth was visible in China, driven by Healthcare and Lighting. Sales in Russia also showed double-digit growth, attributable to strong sales performance at Consumer Lifestyle and Lighting.

Liquidity and capital resources
Cash flows provided by continuing operations
Condensed consolidated statements of cash flows for the years ended December 31, 2009 and 2010 are presented below:

Condensed consolidated cash flow statements

in millions of euros	2009	2010
Cash flows from operating activities:
Net income	424	1,452
Adjustments to reconcile net income to net cash provided by operating activities	1,121	704

Net cash provided by operating activities	1,545	2,156
Net cash used for investing activities 1)	(219)	(702)

Cash flows before financing activities	1,326	1,454
Net cash used for financing activities	(545)	(96)

Cash provided by continuing operations	781	1,358
Net cash (used for) discontinued operations	—	—
Effect of changes in exchange rates on cash and cash equivalents	(15)	89

Total change in cash and cash equivalents	766	1,447
Cash and cash equivalents at the beginning of year	3,620	4,386

Cash and cash equivalents at the end of year - continuing operations	4,386	5,833

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
Cash flows from operating activities
Net cash flow from operating activities amounted to EUR 2,156 million in 2010, compared to EUR 1,545 million in 2009. The year-on-year improvement was largely attributable to higher earnings across all sectors and last year’s EUR 485 million final asbestos settlement payment, partly offset by higher working capital requirements.

Cash flows from operating activities and net capital expenditures

in millions of euros	2009	2010
Cash flows from operating activities	1,545	2,156
Net capital expenditures	(682)	(823)

Cash flows from investing activities
Cash flows from investing activities resulted in a net outflow of EUR 702 million, attributable to EUR 823 million cash used for net capital expenditures and EUR 239 million used for acquisitions, chiefly for Discus Holdings, NCW Holdings LTD and medSage. This was partly offset by EUR 385 million proceeds from divestment, including the sale of 9.4% of the shares in TPV and the redemption of the TPV and CBAY convertible bonds.
2009 cash flows from investing activities resulted in a net outflow of EUR 219 million, due to EUR 682 million cash used for net capital expenditures, EUR 300 million used for acquisitions, and EUR 39 million outflow related to derivatives and securities, partly offset by EUR 802 million inflows received mostly from the sale of other non-current financial assets (mainly LG Display and Pace Micro Technology).
Net capital expenditures
Net capital expenditures totaled EUR 823 million, which was EUR 141 million higher than 2009. Higher investments were visible in all sectors, notably additional growth-focused investments in Lighting.

Cash flows from acquisitions, divestments and derivatives

in millions of euros	2009	2010
Divestments & derivatives	763	360
Acquisitions	(300)	(239)

Reference is made to the information under the heading “Acquisitions and divestments” on pages 63 and 64 of the 2010 Annual Report, which is incorporated herein by reference.
Acquisitions
Net cash impact of acquisitions in 2010 was a total of EUR 239 million, mainly Discus Holdings (EUR 129 million), NCW Holdings LTD (EUR 13 million) and medSage Technologies (EUR 14 million).
In 2009, a total of EUR 300 million cash was used for acquisitions, mainly Saeco (EUR 171 million), Dynalite (EUR 31 million) and Traxtal (EUR 18 million).
Divestments and derivatives
Cash proceeds of EUR 385 million were received from divestments, including EUR 98 million from the sale of 9.4% shares in TPV, EUR 165 million and EUR 74 million from the redemption of the TPV and CBAY convertible bonds respectively. The transaction related to the sale of the remaining NXP shares to Philips UK pension fund which was cash-neutral. Cash flows used for derivatives led to a EUR 25 million outflow.

In 2009, cash proceeds of EUR 628 million and EUR 76 million were received from the final sale of stakes in LG Display and Pace Micro Technology respectively. Cash flows from derivatives and securities led to a net cash outflow of EUR 39 million.
Cash flows from financing activities
Net cash used for financing activities in 2010 was EUR 96 million. Philips’ shareholders were paid EUR 650 million in the form of a dividend of which cash dividend amounted to EUR 296 million. The net impact of changes in debt was an increase of EUR 135 million, including a EUR 214 million increase from finance lease and bank loans, partially offset by repayments on short-term debts and other long-term debt amounting to EUR 79 million. Additionally, net cash inflows for share delivery totaled EUR 65 million.
Net cash used for financing activities in 2009 was EUR 545 million. Philips’ shareholders were paid EUR 647 million in the form of a dividend payment. The net impact of changes in debt was an increase of EUR 60 million, including the drawdown of a EUR 250 million loan, EUR 62 million increase from finance lease and bank loans, offset by repayments on short-term debts and other long-term debt amounting to EUR 252 million. Additionally, net cash inflows for share delivery totaled EUR 29 million.
Cash flows from discontinued operations
During 2010 and 2009 there was no cash used for discontinued operations.
Financing
The condensed consolidated balance sheet for the years 2010 and 2009 is presented below:

Condensed consolidated balance sheet information

in millions of euros	2009	2010
Intangible assets	11,523	12,233
Property, plant and equipment	3,252	3,265
Inventories	2,913	3,865
Receivables	7,188	6,296
Accounts payable and other liabilities	(9,166)	(10,180)
Provisions	(2,450)	(2,339)
Other non-current financial assets	984	596
Investments in associates	281	181

	14,525	13,917

Cash and cash equivalents	4,386	5,833
Debt	(4,267)	(4,658)

Net cash (debt)	119	1,175
Non-controlling interests	(49)	(46)
Shareholders’ equity	(14,595)	(15,046)

	(14,525)	(13,917)

Cash and cash equivalents
In 2010, cash and cash equivalents increased by EUR 1,447 million to EUR 5,833 million at year-end. Cash inflow from operations amounted to EUR 2,156 million, a total outflow on net capital expenditure of EUR 823 million, and there was EUR 385 million proceeds from divestments including EUR 268 million from the sale of stakes. This was partly offset by an outflow of EUR 296 million related to the cash dividend payout, EUR 239 million for acquisitions and favorable currency translation effects of EUR 89 million.
In 2009, cash and cash equivalents increased by EUR 766 million to EUR 4,386 million at year-end. Cash inflow from operations amounted to EUR 1,545 million, and there was EUR 802 million proceeds from divestments including EUR 718 million from the sale of stakes. This was partly offset by an outflow of EUR 647 million related to the annual dividend, EUR 300 million for acquisitions and small unfavorable currency translation effects of EUR 15 million.
Debt position
Total debt outstanding at the end of 2010 was EUR 4,658 million, compared with EUR 4,267 million at the end of 2009.

Changes in debt

in millions of euros	2009	2010
New borrowings	(312)	(214)
Repayments	252	79
Consolidation and currency effects	(19)	(256)

Total changes in debt	(79)	(391)

In 2010, total debt increased by EUR 391 million. The increase in borrowings including finance leases was EUR 214 million. Repayments under finance leases amounted to EUR 50 million, while EUR 29 million was used to reduce other long-term debt. Other changes resulting from consolidation and currency effects led to an increase of EUR 256 million.
In 2009, total debt increased by EUR 79 million. In January, Philips drew upon a EUR 250 million bank loan. The increase in other borrowings including finance leases was EUR 62 million. Repayments under finance leases amounted to EUR 42 million, while EUR 9 million was used to reduce other long-term debt. Furthermore Philips repaid short-term debt of EUR 201 million. Other changes resulting from consolidation and currency effects led to an increase of EUR 19 million.
Long-term debt as a proportion of the total debt stood at 60% at the end of 2010 with an average remaining term of 10.8 years, compared to 85% at the end of 2009.
Net debt to group equity
Philips ended 2010 in a net cash position (cash and cash equivalents, net of debt) of EUR 1,175 million, compared to a net cash position of EUR 119 million at the end of 2009.

Net debt (cash) to group equity1)

in billions of euros	2009	2010
Net debt (cash)	(0.1)	(1.2)
Group equity2)	14.6	15.1
Ratio	(1):101	(8):108

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

2)	Shareholders’ equity and non-controlling interests.
Shareholders’ equity
Shareholders’ equity increased by EUR 451 million in 2010 to EUR 15,046 million at December 31, 2010. The increase was mainly as a result of a EUR 630 million improvement within total comprehensive income. The dividend payment to shareholders in 2010 reduced equity by EUR 304 million. The decrease was partially offset by a EUR 111 million increase related to delivery of treasury shares and net share-based compensation plans.
Shareholders’ equity declined by EUR 949 million in 2009 to EUR 14,595 million at December 31, 2009. The decrease was mainly as a result of a EUR 404 million reduction from total comprehensive income. The dividend payment to shareholders in 2009 further reduced equity by EUR 647 million. The decrease was partially offset by a EUR 102 million increase related to re-issuance of treasury shares and net share-based compensation plans.
The number of outstanding common shares of Royal Philips Electronics at December 31, 2010 was 947 million (2009: 927 million).
At the end of 2010, the Company held 37.7 million shares in treasury to cover the future delivery of shares (2009: 43.1 million shares). This was in connection with the 54.9 million rights outstanding at the end of 2010 (2009: 62.1 million rights) under the Company’s long-term incentive plan and convertible personnel debentures. At the end of 2010, the Company held 1.9 million shares for cancellation (2009: 1.9 million shares).
Liquidity position
Including the Company’s net debt (cash) position (cash and cash equivalents, net of debt), listed available-for-sale financial assets, listed investments in associates, as well as its EUR1.8 billion revolving credit facility, and EUR 200 million committed undrawn bilateral loan, the Company had access to net available liquid resources of EUR 3,445 million as of December 31, 2010, compared to EUR 2,412 million one year earlier.

Liquidity position

in millions of euros	2009	2010
Cash and cash equivalents	4,386	5,833
Committed revolving credit facility/ CP program	1,936	2,000

Liquidity	6,322	7,833
Available-for-sale financial assets at market value	244	270
Main listed investments in associates at market value	113	—
Short-term debt	(627)	(1,840)

Long-term debt	(3,640)	(2,818)

Net available liquidity resources	2,412	3,445

We believe our current working capital is sufficient to meet our present working capital requirements.

The fair value of the Company’s available-for-sale financial assets, based on quoted market prices at December 31, 2010, amounted to EUR 270 million. Philips disposed 9.4% of the shareholdings in TPV technology in 2010 as the main listed investments in associates, and reclassified the remaining 3% shareholdings to available-for-sale financial assets.
Philips has a EUR 1.8 billion committed revolving credit facility due in 2015 that can be used for general corporate purposes. In addition, Philips also has a EUR 200 million committed undrawn bilateral loan in place that can be drawn before April 2011. Furthermore Philips has a USD 2.5 billion commercial paper program, under which it can issue commercial paper up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. There is a panel of banks, in Europe and in the US, which service the program. The interest is at market rates prevailing at the time of issuance of the commercial paper. There is no collateral requirement in the commercial paper program. Also, there are no limitations on Philips’ use of the program. As at December 31, 2010, Philips did not have any loans outstanding under these facilities.
As at December 31, 2010, Philips had total cash and cash equivalents of EUR 5,833 million. Philips pools cash from subsidiaries to the extent legally and economically feasible. Cash not pooled remains available for local operational or investment needs. Philips had a total gross debt position of EUR 4,658 million at year-end 2010 within which EUR 1,012 million bonds will mature in Q1 and Q2 2011.
Philips’ existing long-term debt is rated A3 (with stable outlook) by Moody’s and A- (with stable outlook) by Standard & Poor’s. It is Philips’ objective to manage our financial ratios to be in line with A. There is no assurance that we will be able to achieve this goal. Ratings are subject to change at any time. Outstanding long-term bonds and credit facilities do not have a material adverse change clause, financial covenants or credit-rating-related acceleration possibilities.

Credit rating summary

	Long-term	Short-term	Outlook
Standard and Poor’s	A-	A-2	Stable
Moody’s	A3	P-2	Stable

Cash obligations
Contractual cash obligations
Philips has no material commitments for capital expenditures.
On December 1, 2009, Philips entered into an outsourcing agreement to acquire IT services from T-Systems GmbH over a period of 5 years at a total cost of approximately EUR 300 million. The agreement, which is effective January 1, 2010, provides that penalties may be charged to the Company if Philips terminates the agreement prior to its expiration. The termination penalties range from EUR 40 million if the agreement is cancelled within 12 months to EUR 6 million if the agreement is cancelled within 36 months.
Additionally, Philips has a number of commercial agreements, such as supply agreements, which provide that certain penalties may be charged to the Company if it does not fulfill its commitments.
Certain Philips suppliers factor their trade receivables from Philips with third parties through supplier finance arrangements. At December 31, 2010 approximately EUR 330 million of the Philips accounts payables were known to have been sold onward under such arrangements whereby Philips confirms invoices. Philips continues to recognize these liabilities as trade payables and will settle the liabilities in line with the original payment terms of the related invoices.
The estimated total purchase obligations as of December 31, 2010, amount to EUR 365 million. This amount can be split in EUR 324 million with a payment due in less than 1 year, EUR 17 million due in 1-3 years, EUR 6 million due in 3-5 years and EUR 18 million due in more than 5 years.
As part of the recovery plan for the UK pension fund, Philips Electronics UK has committed to a contingent cash contribution scheme as a back-up for liability savings to the UK fund to be realized through a member choice program. If this member choice program fails to deliver part or all of the expected liability savings with a net present value of GBP 250 million, Philips Electronics UK will pay cash contributions into the UK pension fund to make up for the difference during the years 2015 and 2022. No cash (further) payments will be made under the scheme when the UK pension fund is fully funded.
Other cash commitments
The Company and its subsidiaries sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved.

Additionally, certain postretirement benefits are provided in certain countries. The Company is reviewing the future funding of the existing regulatory deficits in pension plans in the US and UK. For a discussion of the plans and expected cash outflows, reference is made to note 28 “Pensions and other postretirement benefits” to the Group financial statements on pages 182 through 187 of the 2010 Annual Report incorporated herein by reference.
The company had EUR 226 million restructuring-related provisions by the end of 2010, of which EUR 177 million is expected to result in cash outflows in 2011. For details of restructuring provisions and potential cash flow impact for 2010 and further, reference is made to note 19, entitled “Provisions”, to the Group financial statements on page 178 through 179 of the 2010 Annual Report incorporated herein by reference.
A proposal will be submitted to the General Meeting of Shareholders to pay a dividend of EUR 0.75 per common share (up to EUR 710 million), in cash or shares at the option of the shareholder, against the net income for 2010 of the Company.
Guarantees
Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. At the end of 2010, the total fair value of guarantees recognized by Philips in other non-current liabilities was EUR 9 million. The following table outlines the total outstanding off-balance sheet credit-related guarantees and business-related guarantees provided by Philips for the benefit of unconsolidated companies and third parties as at December 31, 2009 and 2010.
The information on pages 70 and 71 under the heading “Cash obligations”, note 23 “Contractual obligations” to the Group financial statements on page 180 and note 33 “Details of treasury risks” under the heading “Currency risk” to the Group financial statements on pages 196 and 197 of the 2010 Annual Report is incorporated herein by reference.
Legal reserves
For information on legal or economic restrictions on the ability of affilitated companies to transfer funds to the parent company in the form of dividends reference is made to note 17 “Shareholders’ equity” to the Group financial statements under the heading “Limitations in the distribution of shareholders’ equity” on page 176 and note 33 “Details of treasury risks” to the Group financial statements under the heading “Liquidity risk” on page 196 of the 2010 Annual Report, incorporated herein by reference.

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
Group sales were impacted by 17% lower comparable sales at Consumer Lifestyle due to the severe downturn in consumer markets and proactive portfolio pruning; Lighting sales declined 13%, with ongoing weakness in end-markets, particularly in the construction sector; Healthcare proved more resilient, with a sales decline limited to 3%, as strong growth in the emerging markets was more than offset by declines in the US.
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
IFO included EUR 450 million of restructuring charges and related asset impairments, EUR 101 million of acquisition-related charges, and EUR 48 million of product recall charges at Consumer Lifestyle, partly offset by a EUR 134 million curtailment gain for retiree medical benefit plans, a EUR 103 million tax benefit mainly related to a deferred tax asset in Lumileds, previously not recognized, and EUR 57 million net insurance recoveries.
Despite lower sales, adjusted IFO improved from EUR 744 million in 2008 to EUR 1,050 million in 2009. The increase was driven by fixed cost reductions, lower restructuring and acquisition-related charges, portfolio changes and strict cost control.
We generated cash flows from operating activities of EUR 1,545 million, or 6.7% of sales, as we continued our focus on stringent working capital management.

Key data

in millions of euros unless otherwise stated	2008	2009
Sales	26,385	23,189
Income from operations (IFO)	54	614
as a % of sales	0.2	2.6
Adjusted Income from operations (adjusted IFO)1)	744	1,050
as a % of sales	2.8	4.5
Financial income and expenses	88	(166)
Income tax expense	(256)	(100)
Results of investments in associates	19	76

Income (loss) from continuing operations	(95)	424
Income (loss) from discontinued operations	3	—

Net income (loss)	(92)	424

Net income (loss):
Per common share — basic	(0.09)	0.46
Per common share — diluted	(0.09)	0.46

Net operating capital (NOC)1)	14,069	12,649
Cash flows before financing activities1)	(1,606)	1,326
Employees (FTEs)	121,398	115,924

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

Performance of the Group
Sales
In percentage terms, the composition of sales growth in 2009, compared to 2008, is presented in the table below.

Sales growth composition 2009 versus 2008

in %	comparable	currency	consolidation	nominal
	growth1)	effects	changes	growth
Healthcare	(2.7)	2.6	2.6	2.5
Consumer Lifestyle	(16.5)	(0.7)	(5.0)	(22.2)
Lighting	(12.6)	1.0	0.5	(11.1)
GM&S	(30.2)	(0.1)	(0.2)	(30.5)

Philips Group	(11.4)	0.7	(1.4)	(12.1)

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
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
Healthcare sales declined 3% on a comparable basis, largely impacted by the economic recession and the uncertainty around healthcare reform in the US. Lower sales were visible at Patient Care & Clinical Informatics and Imaging Systems, partly offset by moderate growth at Customer Services and Home Healthcare Solutions.
Earnings
The following overview below shows sales, IFO and adjusted IFO according to the 2009 sector classifications.

Sales, IFO and adjusted IFO 2009
in millions of euros unless otherwise stated			as a % of	adjusted	as a % of
	sales	IFO	sales	IFO1)	sales
Healthcare	7,839	591	7.5	848	10.8
Consumer Lifestyle	8,467	321	3.8	339	4.0
Lighting	6,546	(16)	(0.2)	145	2.2
Group Management & Services	337	(282)	—	(282)	—

Philips Group	23,189	614	2.6	1,050	4.5

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

Sales, IFO and adjusted IFO 2008
in millions of euros unless otherwise stated			as a % of	adjusted	as a % of
	sales	IFO	sales	IFO1)	sales

Healthcare	7,649	621	8.1	839	11.0
Consumer Lifestyle	10,889	110	1.0	126	1.2
Lighting	7,362	24	0.3	480	6.5
Group Management & Services	485	(701)	—	(701)	—

Philips Group	26,385	54	0.2	744	2.8

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
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
General and administrative expenses (G&A expenses) amounted to EUR 734 million, a decrease of EUR 238 million compared to 2008, mainly due to a EUR 134 million curtailment gain for retiree medical benefit plans and lower restructuring charges in 2009. As a percentage of sales, G&A expenses decreased from 3.7% in 2008 to 3.2%, driven by the aforementioned items and lower costs in relation to sales at Consumer Lifestyle and Healthcare, partly offset by Lighting.
Research and development costs declined from EUR 1,777 million in 2008 to EUR 1,631 million in 2009. 2008 included EUR 40 million of restructuring charges, compared to EUR 73 million in 2009. The decline in research and development spend was largely driven by the lower costs at Consumer Lifestyle, partly offset by higher costs at Healthcare and Lighting. As a percentage of sales, research and development costs increased from 6.7% to 7.0%, largely due to Lighting.
In 2009, IFO increased by EUR 560 million compared to 2008, to EUR 614 million, or 2.6% of sales. 2009 included EUR 450 million of restructuring charges, EUR 101 million of acquisition-related charges, and a EUR 134 million gain related to curtailment for retiree medical benefit plans. IFO in 2008 included a EUR 301 million non-cash goodwill impairment charge mainly related to Lumileds. IFO and adjusted IFO in 2008 were both impacted by a EUR 264 million asbestos-related settlement charge, EUR 541 million of restructuring charges and EUR 131 million of acquisition-related charges.
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
Group Management & Services
The adjusted IFO loss at Group Management & Services was EUR 282 million in 2009, compared to a loss of EUR 701 million in 2008. Adjusted IFO in 2008 included a EUR 264 million asbestos-related settlement charge, whereas 2009 was mainly impacted by a EUR 134 million gain related to curtailment for retiree medical benefit plans and EUR 57 million of net asbestos-related recoveries. Restructuring charges at Group Management & Services in 2009 amounted to EUR 63 million.
Pensions
The net periodic pension costs of defined-benefit pension plans amounted to a cost of EUR 3 million in 2009 compared to EUR 21 million credit in 2008, due to lower expected returns on lower assets in 2009. The defined-contribution pension cost amounted to EUR 107 million, EUR 11 million higher than in 2008, mainly due to a gradual shift from defined-benefit to defined-contribution pension plans. 2009 included a curtailment gain for retiree medical benefit plans of EUR 134 million. These curtailment gains were the result of changes in the benefit level and the scope of eligible participants of a retiree medical plan, which became effective and irreversible in 2009.

For further information, reference is made to note 28 “Pensions and other postretirement benefits” to the Group financial statements on pages 182 through 187 of the 2010 Annual Report incorporated herein by reference.
Restructuring and impairment charges
In 2009, IFO included net charges totaling EUR 450 million for restructuring and related asset impairments. 2008 included EUR 541 million of restructuring and related asset impairment charges.
In addition to the annual goodwill impairment tests for Philips, due to the economic circumstances trigger-based impairment tests were performed during the year, resulting in no goodwill impairments. For further information on sensitivity analysis, please refer to note 8 “Goodwill” to the Group financial statements on pages 172 and 173 of the 2010 Annual Report incorporated herein by reference. In 2008 there were EUR 301 million of non-cash goodwill impairment charges, mainly related to Lumileds.

Restructuring and related charges
in millions of euros	2008	2009
Restructuring charges per sector:
Healthcare	63	42
Consumer Lifestyle	198	120
Lighting	245	225
GM&S	35	63

	541	450

Cost breakdown of restructuring charges:
Personnel lay-off costs	374	399
Release of provision	(2)	(81)
Restructuring-related asset impairment	116	84
Other restructuring-related costs	53	48	1)

	541	450

1)	Includes EUR 22 million of costs which were expensed as incurred
The most significant restructuring projects in 2009 related to Lighting and Consumer Lifestyle. Restructuring projects at Lighting centered on Lamps. The largest restructuring projects were in the Netherlands, Belgium, Poland and various locations in the US. Consumer Lifestyle restructuring projects focused on Television (primarily in Belgium and France), Accessories (mainly Technology & Development in the Netherlands) and Domestic Appliances (mainly Singapore and China). Healthcare initiated various restructuring projects aimed at reduction of the fixed cost structure, mainly impacting Imaging Systems (the Netherlands), Home Healthcare Solutions and Patient Care & Clinical Informatics (various locations in the US).
Other restructuring projects focused on reducing the fixed cost structure of Corporate Technologies, Philips Information Technology, Philips Design, and Corporate Overheads within Group Management & Services.
In 2009, restructuring provisions of EUR 81 million were released, mainly as a result of placing employees in different positions within the company and the release of a restructuring provision in conjunction with the sale of Hoffmeister (Lighting).
In 2008, the most significant restructuring projects related to Lighting, Consumer Lifestyle and Healthcare. Restructuring projects at Lighting mainly centered on Lamps (principally North America, Netherlands, Belgium, and Poland), Professional Luminaires (notably Germany), Automotive (mainly Korea and Germany) and Lighting Electronics (primarily the Netherlands).
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
Reference is made to note 19 “Provisions”, under the heading “Restructuring-related provisions” to the Group financial statements on pages 178 and 179 of the 2010 Annual Report incorporated herein by reference. For further information on impairment please refer to the information under the heading “Impairment of non-financial assets” in section “Critical accounting policies” on pages 67 through 69.
Financial income and expenses
A breakdown of the Financial income and expenses is shown in the table below.

Financial income and expenses
in millions of euros	2008	2009
Interest expense (net)	(105)	(252)
Sale of securities	1,406	126
Value adjustments on securities	(1,148)	(58)
Other	(65)	18

	88	(166)

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
The net interest expense in 2009 was EUR 147 million higher than in 2008, as a result of lower interest income due to lower interest rates applied to an average lower liquid asset position of the Group and higher interest costs associated with hedging.
Income from the sale of securities consists of:

Sale of securities
in millions of euros	2008	2009
Income from the sale of securities:
Gain on sale of TSMC shares	1,205	—
Gain on sale of LG Display shares	158	69
Gain on sale of D&M shares	20	—
Gain on sale of Pace shares	—	48
Others	23	9

	1,406	126

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

2009 was impacted by impairment charges amounting to EUR 58 million, mainly from shareholdings in NXP. This compared to EUR 1,148 million non-cash impairment losses at NXP, LG Display, and Pace Micro Technology in 2008.
Other financial income in 2009 primarily consisted of a EUR 19 million gain related to the revaluation of the convertible bonds received from TPV Technology and CBAY, and dividend income totaling EUR 16 million, EUR 12 million of which related to holdings in LG Display. Other financial expenses included EUR 15 million accretion expenses mainly associated with discounted asbestos provisions. Other financial income and expenses in 2008 included a EUR 37 million loss related to the revaluation of the TPV Technology convertible bond.
For further information, refer to note 2 “Financial income and expenses” to the Group financial statements on page 162 of the 2010 Annual Report, which is incorporated herein by reference.
Income taxes
Income taxes amounted to EUR 100 million, compared to EUR 256 million in 2008.
The tax burden in 2009 corresponded to an effective tax rate of 22.3% on pre-tax income, compared to 180% in 2008. The 2009 effective tax rate was impacted by EUR 103 million of net tax benefits, mainly the recognition of a deferred tax asset for Lumileds previously not recognized, various non-deductible value adjustments, and a number of tax settlements. The 2008 effective tax rate was affected by non-deductible impairment and value adjustments, increased valuation allowances, higher provisions for uncertain tax positions and foreign withholding taxes for which a credit could not be realized. These were partially offset by non-taxable gains resulting from the sale of securities.

Reference is made to note 3 “Income taxes” to the Group financial statements on pages 162 through 166 of the 2010 Annual Report, which is incorporated herein by reference.
Results of investments in associates
The results related to investments in associates increased from EUR 19 million in 2008 to EUR 76 million in 2009.

Results of investments in associates
in millions of euros	2008	2009
Company’s participation in income (loss)	81	23
Results on sale of shares	(2)	—
Gains arising from dilution effects	12	—
(Reversal of) investment impairment and guarantee charges	(72)	53

	19	76

Following recovery of the TPV share price in 2009, the accumulated value adjustment of the shareholding in TPV recognized in 2008 was reversed by EUR 55 million. The company’s participation in income of EUR 23 million was mainly attributable to results on Intertrust.
During 2008, as a result of the reduction in both the Philips shareholding and the number of Philips board members, LG Display was accounted for as an available-for-sale financial asset and no longer as an investment in associates.
For further information, refer to note 4 “Investments in associates” to the Group financial statements on pages 166 through 167 of the 2010 Annual Report, which is incorporated herein by reference.
Non-controlling interests
The share of non-controlling interests in the net income of the Group amounted to EUR 14 million in 2009. In 2008, a EUR 1 million net loss was attributable to non-controlling interests.
Discontinued operations
The results from discontinued operations in 2008 included a EUR 10 million net gain on the results of MedQuist and a net loss of EUR 7 million on the sales of Semiconductors. In 2009 there were no results from discontinued operations.
For further information, refer to note 5 “Discontinued operations” to the Group financial statements on page 167 of the 2010 Annual Report, which is incorporated herein by reference.
Net income
Income from continuing operations increased from a loss of EUR 95 million in 2008 to a profit of EUR 424 million. The improvement was largely driven by EUR 560 million higher IFO, EUR 57 million higher earnings from investments in associates and lower income tax expense, partly offset by higher costs in Financial income and expenses.
Net income for the Group including discontinued operations amounted to a profit of EUR 424 million, or EUR 0.46 per common share, in 2009, compared to a loss of EUR 92 million, or 0.09 per common share, in 2008.
Performance by sector
Healthcare

Key data
in millions of euros unless otherwise stated	2008	2009
Sales	7,649	7,839
Sales growth
% increase, nominal	15	2
% increase, comparable1)	6	(3)
Adjusted IFO1)	839	848
as a % of sales	11.0	10.8
IFO	621	591
as a % of sales	8.1	7.5
Net operating capital (NOC)1)	8,785	8,434
Cash flows before financing activities1,2)	(2,478)	889

Employees (FTEs)	35,551	34,296

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

2)	Prior period amounts have been revised to reflect an adjusted sector allocation.

Sales per market cluster
in millions of euros	2008	2009
Western Europe	1,961	1,941
North America	3,747	3,685
Other mature markets	670	763

Total mature markets	6,378	6,389
Emerging markets	1,271	1,450

	7,649	7,839

Sales in 2009 amounted to EUR 7,839 million, 2% higher than in 2008 on a nominal basis, largely thanks to the contributions from acquired companies (Respironics full-year sales) and growth at Customer Services. Excluding the 3% positive impact of portfolio changes and the 3%

favorable impact of currency effects, comparable sales were lower by 3%. Sales declines were seen at Imaging Systems and Patient Care & Clinical Informatics, while Customer Services and Home Healthcare Solutions grew compared to 2008. Imaging Systems sales were lower across most modalities except Computed Tomography. Green Product sales amounted to EUR 1,791 million in 2009, up from EUR 1,527 million in 2008, representing 23% of sector sales.
Geographically, mature market sales were broadly in line with 2008. Emerging markets showed double-digit comparable sales growth, driven by all businesses. This growth was attributable to Central and Eastern Europe, India, the Middle East and China.
Adjusted IFO amounted to EUR 848 million, or 10.8% of sales, in line with 2008 earnings of EUR 839 million. 2009 was impacted by EUR 42 million of restructuring charges and EUR 64 million of acquisition-related charges. Earnings in 2008 included EUR 63 million of restructuring charges and EUR 90 million acquisition-related charges, which were partly offset by a EUR 45 million gain on the sale of Philips Speech Recognition Systems. Adjusted IFO was driven by additional income from Customer Services and Home Healthcare Solutions, offsetting lower earnings at Patient Care & Clinical Informatics. Despite lower sales, Imaging Systems’ earnings were broadly in line with 2008 as result of strict cost management in the second part of the year.
Compared to 2008, IFO declined by EUR 30 million to EUR 591 million.
Cash flow before financing activities totaled EUR 889 million, an increase of EUR 3,367 million compared with 2008. Last year included net payments totaling EUR 3,456 million, mainly for the acquisitions of Respironics, VISICU, TOMCAT, Dixtal Biomédica, Shenzhen Goldway, Medel and Alpha X-Ray Technologies.
Consumer Lifestyle

Key data
in millions of euros unless otherwise stated	2008	2009
Sales	10,889	8,467
of which Television	4,724	3,122
Sales growth
% increase (decrease), nominal	(17)	(22)
% increase (decrease), comparable1)	(9)	(17)
Sales growth excl. Television
% increase (decrease), nominal	(13)	(13)
% increase (decrease), comparable 1)	(6)	(12)
Adjusted IFO1)	126	339
of which Television	(436)	(179)
as a % of sales	1.2	4.0
IFO	110	321
of which Television	(436)	(179)
as a % of sales	1.0	3.8
Net operating capital (NOC)1)	798	625
of which Television	(238)	(386)
Cash flows before financing activities1,2)	238	598
of which Television	(487)	(16)
Employees (FTEs)	17,145	18,389
of which Television	4,742	4,766

1)	See “Reconciliation of non-GAAP information” in Item 5 “ Operating and financial review and prospects” for reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

2)	Prior period amounts have been revised to reflect an adjusted sector allocation.

Sales per market cluster
in millions of euros	2008	2009
Western Europe	4,631	3,987
North America	1,741	1,084
Other mature markets	287	216

Total mature markets	6,659	5,287
Emerging markets	4,230	3,180

	10,889	8,467

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
Comparable sales declines were visible in all businesses except Health & Wellness, which achieved 4% growth. The largest sales declines were at Television, Audio & Video Multimedia and Accessories, which all suffered double-digit declines. Domestic Appliances and Personal Care were more resilient, resulting in low single-digit sales declines.
Adjusted IFO improved from EUR 126 million, or 1.2% of sales, in 2008 to EUR 339 million, or 4.0% of sales, in 2009. The improvement was driven by fixed cost reductions, portfolio changes at Television and Audio & Video Multimedia, cost control measures and EUR 78 million lower restructuring charges, which more than offset the impact of the lower sales, the EUR 48 million product recall charges and the EUR 42 million gain on the sale of Set-Top boxes in 2008. Higher adjusted IFO was visible in nearly all businesses, notably Television and Accessories.
IFO amounted to EUR 321 million, or 3.8% of sales, which included EUR 18 million of amortization of intangible assets, mainly in Health & Wellness and Accessories.
Net operating capital declined by EUR 173 million, primarily due to rigorous reduction of inventories and improved accounts receivable management.
Cash flows before financing activities improved from an inflow of EUR 238 million in 2008 to an inflow of EUR 598 million. The increase was attributable to higher earnings, higher inflows from working capital and lower capital expenditures.
Lighting

Key data
in millions of euros unless otherwise stated	2008	2009
Sales	7,362	6,546
Sales growth
% increase, nominal	16	(11)
% increase, comparable1)	3	(13)
Adjusted IFO1)	480	145
as a % of sales	6.5	2.2
IFO	24	(16)
as a % of sales	0.3	(0.2)
Net operating capital (NOC)1)	5,712	5,104
Cash flows before financing activities1,2)	(1,181)	624
Employees (FTEs)	57,367	51,653

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

2)	Prior period amounts have been revised to reflect an adjusted sector allocation.

Sales per market cluster
in millions of euros	2008	2009
Western Europe	2,665	2,271
North America	2,041	1,811
Other mature markets	276	253

Total mature markets	4,982	4,335
Emerging markets	2,380	2,211

	7,362	6,546

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
Sales declines were most severe at Professional Luminaires, Lighting Electronics and Automotive lighting, which experienced double-digit decreases. Sequential improvement was seen throughout the year with fourth-quarter comparable sales being on par with the fourth the quarter of 2008. Green Product sales totaled EUR 3,393 million, a nominal increase of 14% compared to 2008, amounting to 52% of sales.
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
Cash flow before financing activities improved from an outflow of EUR 1,181 million in 2008 to an inflow of EUR 624 million, reflecting the impact of cash disbursements of EUR 1,826 million in 2008, mainly related to the acquisition of Genlyte. Cash inflow from working capital improved on 2008, but was largely offset by lower earnings.
Group Management & Services

Key data
in millions of euros unless otherwise stated	2008	2009
Sales	485	337
Sales growth
% increase (decrease), nominal	(34)	(31)
% increase (decrease), comparable1)	(26)	(30)
Adjusted IFO Corporate Technologies1)	(126)	(162)
Adjusted IFO Corporate & regional costs1)	(234)	(174)
Adjusted IFO Pensions1)	14	142
Adjusted IFO Services Units and other1)	(355)	(88)

Adjusted IFO1)	(701)	(282)
IFO	(701)	(282)
Net operating capital (NOC)1)	(1,226)	(1,514)
Cash flows before financing activities1,2)	1,815	(785)
Employees (FTEs)	11,335	11,586

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

2)	Prior period amounts have been revised to reflect an adjusted sector allocation.
In 2009, adjusted IFO amounted to a loss of EUR 282 million compared to EUR 701 million in 2008. Adjusted IFO in 2009 included a EUR 134 million curtailment gain for retiree medical benefit plans, EUR 57 million of net asbestos-related recoveries, EUR 62 million of restructuring charges and EUR 46 million of asset write-offs.
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
Pensions adjusted IFO amounted to EUR 142 million compared to EUR 14 million in 2008. The increase was largely attributable to the EUR 134 million curtailment gain for retiree medical benefit plans.
Adjusted IFO at Service Units and other was impacted by a EUR 264 million asbestos-related settlement charge in 2008.
Cash flows before financing activities amounted to an outflow of EUR 785 million in 2009 compared to an inflow of EUR 1,815 million in 2008. The decline was largely attributable to EUR 485 million of final asbestos payments in 2009 and cash receipts related to the sale of shares in TSMC and LG Display in 2008.
Performance by market cluster
In 2009, sales declined 11% on a comparable basis, impacted by the global recession, with double-digit sales declines visible in both mature and emerging markets.

Sales per market cluster
in millions of euros	2008	2009
Western Europe	9,518	8,389
North America	7,577	6,609
Other mature markets	1,269	1,260

Total mature markets	18,364	16,258
Emerging markets	8,021	6,931

	26,385	23,189

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
Liquidity and capital resources
Cash flows provided by continuing operations
Condensed consolidated statements of cash flows for the years ended December 31, 2008 and 2009 are presented below:
Condensed consolidated cash flow statements

in millions of euros	2008	2009
Cash flows from operating activities:
Net income (loss)	(92)	424
Adjustments to reconcile net income to net cash provided by operating activities	1,740	1,121

Net cash provided by operating activities	1,648	1,545
Net cash used for investing activities 1)	(3,254)	(219)

Cash flows before financing activities	(1,606)	1,326
Net cash used for financing activities	(3,575)	(545)

Cash (used for) provided by continuing operations	(5,181)	781
Net cash (used for) discontinued operations	(37)	—
Effect of changes in exchange rates on cash and cash equivalents	(39)	(15)

Total change in cash and cash equivalents	(5,257)	766
Cash and cash equivalents at the beginning of year	8,877	3,620

Cash and cash equivalents at the end of year - continuing operations	3,620	4,386

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for a reconciliation of non-GAAP measures to the most directly comparable IFRS measure.
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
Financing
The condensed consolidated balance sheet information for the years 2008 and 2009 is presented below:
Condensed consolidated balance sheet information

in millions of euros	2008	2009
Intangible assets	11,757	11,523
Property, plant and equipment	3,496	3,252
Inventories	3,491	2,913
Receivables	7,548	7,188
Accounts payable and other liabilities	(9,292)	(9,166)
Provisions	(2,837)	(2,450)
Other non-current financial assets	1,705	984
Investments in associates	293	281

	16,161	14,525

Cash and cash equivalents	3,620	4,386
Debt	(4,188)	(4,267)

Net cash (debt)	(568)	119
Non-controlling interests	(49)	(49)
Shareholders’ equity	(15,544)	(14,595)

	(16,161)	(14,525)

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
Net debt to group equity
Net debt (cash) to group equity 1)

in billions of euros	2008	2009
Net debt (cash)	0.6	(0.1)
Group equity 2)	15.6	14.6
Ratio	4:96	(1):101

1)	See “Reconciliation of non-GAAP information” in Item 5 “Operating and financial review and prospects” for reconciliation of non-GAAP measures to the most directly comparable IFRS measure.

2)	Shareholders’ equity and non-controlling interests.
Philips ended 2009 in a net cash position (cash and cash equivalents, net of debt) of EUR 119 million, compared to a net debt position of EUR 568 million at the end of 2008.
Shareholders’ equity
Shareholders’ equity declined by EUR 949 million in 2009 to EUR 14,595 million at December 31, 2009. The decrease was mainly as a result of a EUR 404 million reduction from total comprehensive income. The dividend payment to shareholders in 2009 further reduced equity by EUR 647 million. The decrease was partially offset by a EUR 102 million increase related to re-issuance of treasury stock and net share-based compensation plans.
Shareholders’ equity declined by EUR 6,197 million in 2008 to EUR 15,544 million at December 31, 2008. The decrease was mainly attributable to share repurchase programs for capital reduction purposes, as well as the hedging of long-term incentive and employee stock purchase programs, reducing equity by EUR 3,298 million. The dividend payment to shareholders in 2008 further reduced equity by EUR 720 million. Additionally a EUR 2,302 million decrease related to total changes in comprehensive income, net of tax. The decrease was partially offset by EUR 123 million related to re-issuance of treasury stock and net share-based compensation plans.
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
Outlook and trend information
2011 will be a year of progress on our way to achieve the Vision 2015 objectives. Our strong order book provides confidence in our Healthcare business for the year ahead. We see first leading indicators of positive momentum in construction markets, which is expected to benefit Lighting sales in the latter half of 2011, supported by the increase adoption of LED products. We expect emerging markets to continue to support growth in all three sectors, while consumer sentiment in mature markets remains subdued. We will continue our initiatives to ignite growth in Consumer Lifestyle.

Reconciliation of non-GAAP information
Explanation of non-GAAP measures
Koninklijke Philips Electronics N.V. (the ‘Company’) believes that an understanding of sales performance is enhanced when the effects of currency movements and acquisitions and divestments (changes in consolidation) are excluded. Accordingly, in addition to presenting ‘nominal growth’, ‘comparable growth’ is provided.
Comparable sales exclude the effects of currency movements and changes in consolidation. As indicated under the heading “Significant accounting policies” which begins on page 154 of the 2010 Annual Report, sales and income are translated from foreign currencies into the Company’s reporting currency, the euro, at the exchange rate on transaction dates during the respective years. As a result of significant currency movements during the years presented, the effects of translating foreign currency sales amounts into euros could have a material impact. Therefore, these impacts have been excluded in arriving at the comparable sales in euros. Currency effects have been calculated by translating previous years’ foreign currency sales amounts into euros at the following year’s exchange rates in comparison with the sales in euros as historically reported. Years under review were characterized by a number of acquisitions and divestments, as a result of which activities were consolidated or deconsolidated. The effect of consolidation changes has also been excluded in arriving at the comparable sales. For the purpose of calculating comparable sales growth, when a previously consolidated entity is sold or contributed to a venture that is not consolidated by the Company, relevant sales are excluded from impacted prior-year periods. Similarly, when an entity is acquired, relevant sales are excluded from impacted periods.
Philips discusses “adjusted income from operations” in this Annual Report on Form 20-F. Adjusted income from operations represents income from operations before amortization and impairment of intangible assets generated in acquisitions (excluding software and capitalized development expenses). The Company uses the term “adjusted income from operations” to evaluate the performance of the Philips Group and its sectors. Referencing “adjusted income from operations” is considered appropriate in light of the following:
a) Philips has announced that one of its strategic drivers is to increase profitability through re-allocation of its resources towards opportunities offering more consistent and higher returns. Moreover, Philips intends to redeploy capital through value-creating acquisitions. Since 2006, management has used the “adjusted income from operations” measurement internally to monitor performance of the businesses on a comparable basis. As of 2007, Philips has also set external performance targets based on this measurement as it will not be distorted by the unpredictable effects of future, unidentified acquisitions. This is particularly relevant as the acquisition activity is intended to increase, but the nature and the exact timing and financial statement impact of such future unidentified acquisitions is impossible to predict; and
b) As part of its re-allocation of resources towards opportunities offering more consistent and higher returns, Philips is engaged in the ongoing disposition of significant non-core minority stakes. These dispositions will affect results relating to investments in associates and the amount of financial income, as well as result in potentially significant capital gains or losses. These amounts are not included in “income from operations” and therefore the presentation of “adjusted income from operations” will enhance comparability of results between years.
Non US investors are advised that such presentation is different from the terms used in Philips’ results announcements and 2010 Annual Report.
The Company believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating sectors. NOC is defined as: total assets excluding assets from discontinued operations less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other (non)-current financial assets, (d) investments in associates, and after deduction of: (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities, (h) current/non-current liabilities, and (i) trading securities.
Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. The net debt position as a percentage of the sum of group equity (shareholders’ equity and non-controlling interests) and net debt is presented to express the financial strength of the Company. This measure is widely used by management and investment analysts and is therefore included in the disclosure.
Cash flows before financing activities, being the sum total of net cash from operating activities and net cash from investing activities, and free cash flow, being net cash from operating activities minus net capital expenditures, are presented separately to facilitate the reader’s understanding of the Company’s funding requirements.
Net capital expenditures comprise of purchase of intangible assets, expenditures on development assets, capital expenditures on property, plant and equipment and proceeds from disposals of property, plant and equipment. This measure is widely used by management to calculate free cash flow.

Sales growth composition per sector
in %	comparable	currency	consolidation
	growth	effects	changes	nominal growth
2010 versus 2009
Healthcare	3.9	6.0	(0.2)	9.7
Consumer Lifestyle	1.2	4.7	(0.7)	5.2
Lighting	8.7	6.0	0.7	15.4
Group Management & Services	6.4	3.0	(2.6)	6.8

Philips Group	4.3	5.5	(0.2)	9.6

2009 versus 2008
Healthcare	(2.7)	2.6	2.6	2.5
Consumer Lifestyle	(16.5)	(0.7)	(5.0)	(22.2)
Lighting	(12.6)	1.0	0.5	(11.1)
Group Management & Services	(30.2)	(0.1)	(0.2)	(30.5)

Philips Group	(11.4)	0.7	(1.4)	(12.1)

Sales growth composition per market cluster
in %	comparable	currency	consolidation
	growth	effects	changes	nominal growth
2010 versus 2009
Western Europe	(1.5)	1.1	0.1	(0.3)
North America	1.5	5.8	(0.1)	7.2
Other mature	12.5	14.4	2.8	29.7

Total mature	0.9	4.0	0.2	5.1
Emerging	11.9	9.5	(1.1)	20.3

Philips Group	4.3	5.5	(0.2)	9.6

2009 versus 2008
Western Europe	(10.4)	(1.2)	(0.2)	(11.8)
North America	(13.9)	4.3	(3.2)	(12.8)
Other mature	(7.9)	4.2	2.9	(0.8)

Total mature	(11.7)	1.6	(1.4)	(11.5)
Emerging	(10.8)	(1.3)	(1.5)	(13.6)

Philips Group	(11.4)	0.7	(1.4)	(12.1)

Composition of net debt to group equity
in millions of euros unless otherwise stated	2008	2009	2010
Long-term debt	3,466	3,640	2,818
Short-term debt	722	627	1,840

Total debt	4,188	4,267	4,658
Cash and cash equivalents	(3,620)	(4,386)	(5,833)

Net debt (cash)(total debt less cash and cash equivalents)	568	(119)	(1,175)

Shareholders’ equity	15,544	14,595	15,046
Non-controlling interests	49	49	46

Group equity	15,593	14,644	15,092

Net debt and group equity	16,161	14,525	13,917
Net debt divided by net debt and group equity, in %	4	(1)	(8)
Group equity divided by net debt and group equity, in %	96	101	108

Composition of cash flows
in millions of euros	2008	2009	2010
Cash flows from operating activities	1,648	1,545	2,156
Cash flows from investing activities	(3,254)	(219)	(702)

Cash flows before financing activities	(1,606)	1,326	1,454

Cash flows from operating activities	1,648	1,545	2,156

Purchase of intangible assets	(121)	(96)	(80)
Expenditures on development assets	(154)	(188)	(219)
Capital expenditures on property, plant and equipment	(770)	(524)	(653)
Proceeds from disposals of property, plant and equipment	170	126	129

Net capital expenditures	(875)	(682)	(823)

Free cash flows	773	863	1,333

Adjusted IFO to Income from operations or IFO
					Group
	Philips		Consumer		Management &
in millions of euros	Group	Healthcare	Lifestyle	Lighting	Services
2010
Adjusted IFO	2,552	1,186	639	869	(142)
Amortization of intangible assets1)	(487)	(264)	(44)	(174)	(5)
Income from operations (or IFO)	2,065	922	595	695	(147)

2009
Adjusted IFO	1,050	848	339	145	(282)
Amortization of intangible assets1)	(436)	(257)	(18)	(161)	—
Income from operations (or IFO)	614	591	321	(16)	(282)

2008
Adjusted IFO	744	839	126	480	(701)
Amortization of intangible assets1)	(389)	(218)	(16)	(155)	—
Impairment of goodwill	(301)	—	—	(301)	—
Income from operations (or IFO)	54	621	110	24	(701)

1)        Excluding amortization of software and product development

Net operating capital to total assets
					Group
in millions of euros			Consumer		Management
	Philips Group	Healthcare	Lifestyle	Lighting	& Services
2010
Net operating capital (NOC)	12,071	8,908	911	5,561	(3,309)
Eliminate liabilities comprised in NOC:
- payables/liabilities	10,009	2,603	2,509	1,485	3,412
- intercompany accounts	—	54	95	68	(217)
- provisions	2,339	321	342	247	1,429
Include assets not comprised in NOC:
- investments in associates	181	76	1	18	86
- other current financial assets	6	—	—	—	6
- other non-current financial assets	479	—	—	—	479
- deferred tax assets	1,351	—	—	—	1,351
- liquid assets	5,833	—	—	—	5,833

Total assets	32,269	11,962	3,858	7,379	9,070

2009
Net operating capital (NOC)	12,649	8,434	625	5,104	(1,514)
Eliminate liabilities comprised in NOC:
- payables/liabilities	8,636	2,115	2,155	1,247	3,119
- intercompany accounts	—	32	85	62	(179)
- provisions	2,450	317	420	324	1,389
Include assets not comprised in NOC:
- investments in associates	281	71	1	11	198
- other current financial assets	191	—	—	—	191
- other non-current financial assets	691	—	—	—	691
- deferred tax assets	1,243	—	—	—	1,243
- liquid assets	4,386	—	—	—	4,386

Total assets	30,527	10,969	3,286	6,748	9,524

2008
Net operating capital (NOC)	14,069	8,785	798	5,712	(1,226)
Eliminate liabilities comprised in NOC:
- payables/ liabilities	8,708	2,207	2,408	1,234	2,859
- intercompany accounts	—	30	83	31	(144)
- provisions	2,837	329	285	229	1,994
Include assets not comprised in NOC:
- investments in associates	293	72	2	16	203
- other current financial assets	121	—	—	—	121
- other non-current financial assets	1,331	—	—	—	1,331
- deferred tax assets	931	—	—	—	931
- liquid assets	3,620	—	—	—	3,620

Total assets	31,910	11,423	3,576	7,222	9,689

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
A more detailed description of Philips’ accounting policies appears on pages 154 through 160 under the heading “Significant accounting policies” of the 2010 Annual Report, and is incorporated herein by reference.
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
Changes in the key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred. For a discussion of the current funded status, a sensitivity analysis with respect to pension plan assumptions, a summary of the changes in the accumulated postretirement benefit obligations and a reconciliation of the obligations to the amounts recognized in the consolidated balance sheet, please refer to pages 113 through 115 under the heading “Details of pension risks” and to note 28 “Pensions and other postretirement benefits” to the Group financial statements on page 187 under the subheading “Sensitivity Analysis” of the 2010 Annual Report incorporated herein by reference.
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
For a discussion of the fiscal uncertainties, please refer to note 3 “Income taxes” to the Group financial statements under the heading “Fiscal risks” on pages 165 and 166 of the 2010 Annual Report incorporated herein by reference.
Impairment of non-financial assets
Goodwill is not amortized, but tested for impairment annually and whenever impairment indicators require so. The Company reviews non-financial assets, other than goodwill for impairment, when events or circumstances indicate that carrying amounts may not be recoverable.
In determining impairments of non-current assets like intangible assets, property, plant and equipment, investments in associates and goodwill, management must make significant judgments and estimates to determine whether the recoverable amounts is lower than the carrying value. Changes in assumptions and estimates included within the impairment reviews and tests could result in significantly different results than those recorded in the consolidated financial statements.
The recoverable amount is the higher of the asset’s value in use and its fair value less costs to sell, the determination of which involves significant judgment and estimates from management.
The goodwill allocated to the cash generating units Respiratory Care and Sleep Management, Professional Luminaires, Imaging Systems and Patient Care and Clinical Informatics are considered to be significant in comparison to the total book value of goodwill at December 31, 2010. The basis of the recoverable amount used in the annual

(performed in the second quarter) and trigger-based impairment tests is the value in use. Key assumptions used in the impairment tests for the units in the table above were sales growth rates, adjusted income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts that cover an initial period from 2010 to 2015 that matches the period used for our strategic review. For the 2009 test, a shorter initial forecast period was used. Projections were extrapolated with stable or declining growth rates for a period of five years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long term average growth rate.
The sales growth rates and margins used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. Adjusted income from operations in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies.
Cash flow projections of Respiratory Care and Sleep Management, Professional Luminaires, Imaging Systems and Patient Care and Clinical Informatics for 2010 were based on the following key assumptions (based on the annual impairment test performed in Q2):

in %	compound sales growth rate1)
			used to
	initial	extra-	calculate	pre-tax
	forecast	polation	terminal	discount
	period	period	value	rates
Respiratory Care and Sleep Management	9.4	5.0	2.7	10.2
Professional Luminaires	11.3	7.2	2.7	14.0
Imaging Systems	5.2	4.0	2.7	11.1
Patient Care and Clinical Informatics	6.5	5.4	2.7	12.1

1)        Compound sales growth rate is the annualized steady growth rate over the forecast period.
The assumptions used for the 2009 cash flow projections, based on the 2009 organizational structure of the Healthcare sector, were as follows:

in %	compound sales growth rate1)
			used to
		extra-	calculate	pre-tax
	forecast	polation	terminal	discount
	period	period	value	rates
Respiratory Care and Sleep
Management	9.4	4.2	2.7	10.4
Professional Luminaires	8.0	4.9	2.7	14.0
Imaging Systems	3.8	3.0	2.7	10.0

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period.
These assumptions were based on the 2009 annual impairment test performed in the second quarter of last year except for Respiratory Care and Sleep Management for which the figures were based on the Q4 test.
Based on the annual test in 2010 the recoverable amounts of the cash generating units were estimated to be higher than the carrying amounts, and management therefore did not identify any impairments.
Among the mentioned units Respiratory Care and Sleep Management and Professional Luminaires have the highest amount of goodwill and the lowest excess of the recoverable amount over the carrying amount. The headroom of Respiratory Care and Sleep Management was estimated at EUR 100 million, the headroom of Professional Luminaires at EUR 600 million.
The following changes could, individually, cause the value in use to fall to the level of the carrying value:

	increase in
	per-tax	decrease in	decrease in
	discount	long-term	terminal
	rate, basis	growth rate,	value
	points	basis points	amount, %
Respiratory Care and Sleep
Management	30	50	5
Professional Luminaires	250	280	34

The results of the annual impairment test of Imaging Systems and Patient Care and Clinical Informatics have indicated that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Based on the Q4 trigger — based impairment test, it was noted that the headroom for the cash-generating unit Home Monitoring was EUR 26 million. An increase of 34 basis points in pre-tax discounting rate, a 50 basis points decline in the compound long term sales growth rate or a 6% decrease in terminal value would cause its value in use to fall to the level of its carrying value. The goodwill allocated to Home Monitoring at December 31, 2010 amounts to EUR 450 million.
Contingent liabilities
The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, commercial transactions, product liabilities, participations and environmental pollution. In respect of antitrust laws, the Company and certain of its (former) group companies are involved in investigations by competition law authorities in several jurisdictions and are engaged in litigation in this respect. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position, consolidated results of operations and cash flows for a particular period.
The Company recognizes a liability when it is probable that an outflow of resources embodying economic benefits will result from the settlement of a present obligation and the amount at which the settlement will take place can be measured reliable. If the likelihood of the outcome is not probable and not remote and/or an estimate is not determinable, the matter is disclosed if management concludes that it is material.
The Company and its group companies are subject to environmental laws and regulations. Under these laws, the Company and its group companies may be required to remediate the effects of the release or disposal of certain chemicals on the environment. The methodology for determining the level of liability requires a significant amount of judgment regarding assumptions and estimates. In determining the provision for losses associated with environmental remediation obligations, such significant judgments relate to the extent and types of hazardous substances at a site, the various technologies that may be used for remediation, the standards of what constitutes acceptable remediation, the relative risk of the environmental condition, the number and financial condition of other potentially responsible parties, and the extent of the Company’s and/or its group companies’ involvement. The Company utilizes experts in the estimation process. However, these judgments, by their nature, may result in variances between actual losses and estimates. Provisions for estimated losses from environmental remediation obligations are recognized when information becomes available that allows a reasonable estimate of the liability, or a component (i.e. particular tasks) thereof. The provisions are adjusted as new information becomes available. Since the provisions reflect the present value of estimated future cash flows, they are remeasured at the end of each period using the current discount rate.
Please refer to note 24 “Contingent liabilities” to the Group financial statements on pages 180 through 182 of the 2010 Annual Report, which is incorporated herein by reference, for a discussion of contingent liabilities.
Share-based Compensation
The Company has various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of any non-market vesting conditions. Fair value of stock options is estimated by using the Black Scholes model on the date of grant based on certain assumptions. Those assumptions are described in note 29 “Share-based compensation” to the Group financial statements on pages 187 through 189 to the 2010 Annual Report, which is incorporated herein by reference and include, among others, the dividend yield, expected volatility and expected life of stock options. The expected life of stock options is estimated by observing general option holder behavior and actual historical terms of Philips stock option programs, whereas the assumption of the expected volatility has been set by reference to the implied volatility of stock options available on Philips shares in the open market and in light of historical patterns of volatility. Because of these variables the fair value of stock options cannot be predicted with certainty.
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
Capitalized product development costs, patents and licenses
The Company capitalizes certain product development costs when it is probable that a development project will be a success and certain criteria, including commercial and technical feasibility, have been met. These costs are then amortized on a systematic basis over their expected useful lives. During the development stage, management must estimate the commercial and technical feasibility of these projects as well as their expected useful lives. Should a product fail to substantiate its estimated feasibility or life cycle excess development costs may need to be written-off in future periods.
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
The information on pages 101 and 102 under the heading “Corporate Technologies” and page 72 and 73 under the heading “Research & development” of the 2010 Annual Report is incorporated herein by reference.
Intangible assets acquired in business combinations
The Company has acquired entities in business combinations that have been accounted for by the acquisition method of accounting, resulting in recognition of substantial amounts of intangible assets and goodwill. The amounts assigned to the acquired assets and liabilities are based on assumptions and estimates about their fair values. In making these estimates, management typically consults independent qualified appraisers. A change in assumptions and estimates would change the purchase price allocation, which could affect the amount or timing of charges to the income statement, such as amortization of intangible assets. Intangible assets other than goodwill are amortized over their economic lives.
Fair value of derivatives and other financial instruments
The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. The fair value of derivatives and sensitivities are based on observed liquid market quotations.
For a discussion of risks and a sensitivity analysis with respect to financial instruments, please refer to pages 112 through 115 under the heading “Financial risks” and to note 33 “Details of treasury risks” to the Group financial statements on pages 196 through 198 of the 2010 Annual Report incorporated herein by reference.
New Accounting Standards
For a description of the new pronouncements, reference is made to pages 159 and 160 of the 2010 Annual Report, incorporated herein by reference.
Off-balance sheet arrangements
The information on pages 70 and 71 under the heading “Guarantees” and in note 24 “Contingent liabilities” to the Group financial statements on pages 180 through 182 of the 2010 Annual Report is incorporated herein by reference.

Item 6. Directors, senior management and employees
The information on pages 116 through 117 under the heading “Board of Management”, pages 120 through 130 under the heading “Supervisory Board report”, note 1 “Income from operations” to the Group financial statements, on page 161 under the heading “Employees”, note 28 “Pensions and other postretirement benefits” to the Group financial statements, on pages 182 through 187 and note 31 “Information on remuneration” to the Group financial statements on pages 189 through 194 of the 2010 Annual Report is incorporated herein by reference.
Directors and senior management
The information required by the Item “Directors and Senior Management” is included on pages 116 through 119 of the 2010 Annual Report, which is incorporated herein by reference. In line with regulatory requirements, the Company’s policy forbids personal loans to and guarantees on behalf of members of the Board of Management, the Supervisory Board or the Group Management Committee, and no loans and guarantees have been granted and issued, respectively, to such members in 2010, nor are any loans or guarantees outstanding as of the date of this Annual Report on Form 20-F.
The principal business activities performed outside the Company of Mr Kleisterlee are:
-	Member of Daimler AG Supervisory Board since April 2009

-	Member of the Supervisory Board of the Dutch Central Bank since July 2006

-	Member of the Supervisory Board and member of the Audit Committee of Royal Dutch Shell since November 2010

-	Member of the board of directors of Dell since December 2010
Finally, on February 2, 2011, Vodafone announced that Mr Kleisterlee will be appointed as chairman and non-executive director of Vodafone as per April 1, 2011.
Compensation
For information on the remuneration of the Board of Management and the Supervisory Board, required by this Item, see pages 124 through 129 under the heading “Report of the Remuneration Committee” of the 2010 Annual Report, which is incorporated herein by reference. With respect to information on an individual basis for aggregate compensation, stock options and restricted share grants and pensions, see note 29, entitled “Share-based compensation”, to the Group financial statements on pages 187 through 189 and note 31, entitled “Information on remuneration”, to the Group financial statements on pages 189 through 194 of the 2010 Annual Report, which are incorporated herein by reference.
Board practices
For information on office terms for the Supervisory Board and the Board of Management, required by this Item, see pages 116 through 119 under the headings “Board of Management”, “Group Management Committee” and “Supervisory Board”, pages 124 through 129 under the heading “Report of the Remuneration Committee”, pages 131 through 133 under the heading “Board of Management” and pages 133 through 135 under the heading “Supervisory Board” of the 2010 Annual Report, each of which is incorporated herein by reference. For information on service contracts of the Board of Management providing for termination benefits, see page 125 under the heading “Contracts of employment” of the 2010 Annual Report, which is incorporated herein by reference. Information on the members of the Audit Committee and Remuneration Committee is provided on page 119 of the 2010 Annual Report, which is incorporated herein by reference. The terms of reference under which the Supervisory Board and the Audit Committee and Remuneration Committee thereof operate are described under the heading “Supervisory Board” on pages 133 through 135 of the 2010 Annual Report, which information is incorporated herein by reference.
Employees
Information about the number of employees, including by market cluster and sector, is set forth under the headings “Employment” in Item 4 “Information on the Company” and “Employees” on page 161 of the 2010 Annual Report, which is incorporated herein by reference.

Share ownership
For information on shares, restricted shares and options granted to members of the Board of Management and the Supervisory Board, as required by this Item, reference is made to notes 29 “Share-based compensation” and 31 “Information on remuneration” to the Group financial statements on pages 187 through 194 of the 2010 Annual Report, incorporated herein by reference. The aggregate share ownership of the members of the Board of Management and the Supervisory Board represents less than 1% of the outstanding ordinary shares in the Company.
For a discussion of the options, restricted shares and the employee debentures of Philips, see note 17 “Shareholders’ equity”, note 18 “Long-term debt and short-term debt” and note 29 “Share-based compensation” to the Group financial statements on pages 176, 177 and 187 through 189, respectively, of the 2010 Annual Report, incorporated herein by reference.
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
As per December 31, 2010, no person or group is known to the Company to be the owner of more than 5% of its Common Shares. Major Shareholders do not have voting rights different than other shareholders.
For information required by this Item, reference is made to Item 9 “The offer and listing” and to the information under the heading “Major shareholders and other information for shareholders” on pages 137 and 138 of the 2010 Annual Report, incorporated herein by reference.
Related party transactions
For a description of related party transactions see note 24 “Contingent liabilities” to the Group financial statements under the heading “Guarantees” on page 180 and note 30 to the Group financial statements under the heading “Related-party transactions” on page 189 of the 2010 Annual Report, incorporated herein by reference. During 2010 no personal loans or guarantees were granted to members of the Board of Management, Group Management Committee or the Supervisory Board.

Item 8. Financial information
The portions of the Company’s 2010 Annual Report as set forth on pages 139 through 199 thereof are incorporated herein by reference and constitute the Company’s response to this item.
Legal proceedings
For a description of legal proceedings see pages 181 and 182 of the 2010 Annual Report (“Legal proceedings”), which is incorporated herein by reference.
Dividend policy
The information under the heading “Dividend policy” on pages 238 of the 2010 Annual Report is incorporated herein by reference.
Significant changes
For information required by this Item, reference is made to note 34 to the Group financial statements under the heading “Subsequent events” on page 198 of the 2010 Annual Report which is incorporated herein by reference.

Item 9. The offer and listing
The Common Shares of the Company are listed on the stock market of Euronext Amsterdam and the New York Registry Shares of the Company, representing Common Shares of the Company, are listed on the New York Stock Exchange. The principal market for the Common Shares is Euronext Amsterdam and for the New York Registry Shares is the New York Stock Exchange.
The following table shows the high and low closing sales prices of the Common Shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low closing sales prices of the New York Registry Shares on the New York Stock Exchange:

		Euronext		New York
		Amsterdam (EUR)		stock exchange (USD)
		high	low	high	low
2006		29.31	21.89	37.94	27.53

2007	1st quarter	30.08	26.90	39.38	35.36
	2nd quarter	31.78	28.50	42.53	38.05
	3rd quarter	32.99	27.11	45.87	36.69
	4th quarter	32.15	26.71	45.41	39.49

2008	1st quarter	28.94	23.63	42.34	35.64
	2nd quarter	25.31	21.61	39.50	33.80
	3rd quarter	23.33	18.48	35.34	25.49
	4th quarter	19.68	12.09	26.75	14.79

2009	1st quarter	16.05	10.95	20.78	13.98
	2nd quarter	14.77	11.52	20.30	15.45
	3rd quarter	17.65	12.59	25.82	17.52
	4th quarter	21.03	15.79	30.19	22.89

2010	1st quarter	25.28	20.34	33.48	28.26
	2nd quarter	26.94	22.83	35.90	28.09
	3rd quarter	26.23	21.32	33.32	26.84
	4th quarter	24.19	20.79	33.90	27.10

August 2010		24.49	21.32	32.19	26.84
September 2010		24.08	22.39	31.42	29.51
October 2010		24.19	21.73	33.90	30.45
November 2010		23.11	20.79	32.06	27.10
December 2010		23.08	21.49	30.70	28.15
January 2011		25.34	22.77	33.81	29.81
The Dutch Act on Financial Supervision imposes a duty to disclose percentage holdings in the capital and/or voting rights in the Company when such holdings reach, exceed or fall below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Such disclosure must be made to the Netherlands Authority for the Financial Markets (AFM) without delay. The AFM then notifies the Company.
As per December 31, 2010, no person is known to the Company to be the owner of more than 5% of its common shares. The common shares are held by shareholders worldwide in bearer and registered form. As per December 31, 2010, approximately 93% of the common shares were held in bearer form and approximately 7% of the common shares were represented by registered shares of New York Registry issued in the name of approximately 1,357 holders of record, including Cede & Co. Cede & Co acts as nominee for the Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries. Citibank, N.A., 388 Greenwich Street, New York, New York 10013 is the transfer agent and registrar.

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
The provisions applicable to all corporate bonds that have been issued by the Company in March 2008 contain a ‘Change of Control Triggering Event’. This means that if the Company experienced such an event with respect to a series of corporate bonds the Company might be required to offer to purchase the bonds of that series at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any.
     For information on Preference shares, reference is made to note 17, entitled “Shareholders’ equity”, to the Group financial statements on page 176 and the information under the heading “Preference Shares and the Stichting Preferente Aandelen Philips” on pages 136 and 137 of the 2010 Annual Report, which is incorporated herein by reference. As of December 31, 2010, there were 2,000,000,000 preference shares authorized, of which none were issued.

Item 10. Additional information
Articles of association
Summaries of certain provisions of the Articles of Association of the Company, applicable Dutch law and related Company policies appear below and on pages 131 through 138 under the heading “Corporate Governance” of the 2010 Annual Report, which is incorporated by reference herein. The English translation of the Articles of Association is incorporated by reference to Exhibit 1 of this Form 20-F.
Object and purpose
The objects of the Company are to establish, participate in, administer and finance legal entities, companies and other legal forms for the purpose of the manufacture and trading of electrical, electronic, mechanical or chemical products, the development and exploitation of technical and other expertise, including software, or for the purpose of other activities, and to do everything pertaining thereto or connected therewith, including the provision of security in particular for commitments of business undertakings which belong to its group, all this in the widest sense, as may also be conducive to the proper continuity of the collectivity of business undertakings, in the Netherlands and abroad, which are carried on by the Company and the companies in which it directly or indirectly participates.
Voting rights
Each Common share and each Preference share is entitled to one vote. All Common shares vote together on all matters presented at a General Meeting of Shareholders. As of December 31, 2010, the issued share capital consists only of Common shares; no Preference shares have been issued.
Dividends
A dividend will first be declared on Preference shares out of net income. The remainder of the net income, after reservations made with the approval of the Supervisory Board, shall be available for distribution to holders of Common shares subject to shareholder approval after year-end. The Board of Management has the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board. As of December 31, 2010, the issued share capital consists only of Common shares; no Preference shares have been issued.
Liquidation rights
In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses are to be distributed in the following order of priority: to the holders of Preference shares, the amount paid thereon; and the remainder to the holders of the Common shares. As of December 31, 2010, the issued share capital consists only of Common shares; no Preference shares have been issued.
Preemptive rights
Shareholders have a pro rata preferential right of subscription to any Common share issuance unless the right is restricted or excluded. If designated by the General Meeting of Shareholders, the Board of Management has the power to restrict or exclude the preferential subscription rights. A designation of the Board of Management will be effective for a specified period of up to five years and may be renewed. Currently, the Board of Management has been granted the power to restrict or exclude the preferential right of subscription until September 25, 2011. If the Board of Management has not been designated, the General Meeting of Shareholders has the power to restrict or exclude such rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the General Meeting of Shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.
The foregoing provisions also apply to the issuance of rights to subscribe for shares.
General Meeting of Shareholders
The ordinary General Meeting of Shareholders shall be held each year not later than the thirtieth day of June and, at the Board of Management’s option, in Eindhoven, Amsterdam, The Hague, Rotterdam, Utrecht or Haarlemmermeer (including Schiphol airport); the notice convening the meeting shall inform the shareholders accordingly.
Without prejudice to applicable laws and regulations, the Board of Management may resolve to give notice to holders of bearer shares via the Company’s website and/ or by other electronic means representing a public announcement, which announcement remains directly and permanently accessible until the general meeting. Holders of registered shares shall be notified by letter, unless the Board of Management resolves to give notice to holders of registered shares by electronic means of communication by sending a legible and reproducible message to the address indicated by the shareholder to the Company for such purpose provided the relevant shareholder has agreed hereto.
In principle all shareholders are entitled to attend the General Meeting of Shareholders, to address the meeting and to vote, except for shares held in treasury by the Company. They may exercise the aforementioned rights at a meeting only for the Common shares which on the record date are registered in their name. The record date is determined by the Board of Management and published in the above announcement. Holders of registered shares must advise the Company in writing of their intention to attend the General Meeting of Shareholders. Holders of bearer shares who either in person or by proxy wish to attend the General Meeting of Shareholders, should notify The Royal Bank of Scotland N.V. acting as agent for the Company. They must submit a confirmation by a participating institution, in which administration they are registered as holders of the shares, that such shares are registered and will remain registered in its administration up to and including the record date, whereupon the holder will receive an admission ticket for the General Meeting of Shareholders. Holders of shares who wish to attend by proxy have to submit the proxy at the same time. A participating institution is a bank or broker which according to the Dutch Securities Depository Act (‘Wet giraal effectenverkeer’) is a participating institution (‘aangesloten instelling’) of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (Euroclear Nederland).
In connection with the General Meeting of Shareholders, the Company doesn’t solicit proxies within the United States.
Limitations on right to hold or vote Common shares
There are no limitations imposed by Dutch law or by the Articles of Association on the right of non-resident owners to hold or vote the Common shares.
Common shares
For a description of Common shares, see page 176 under the heading “Common shares” and page 150 under the heading “Consolidated statements of changes in equity” of the 2010 Annual Report, which is incorporated herein by reference.
Preference shares
For a description of Preference shares, see page 176 under the heading “Preference shares” and pages 136 and 137 under the heading “Preference Shares and the Stichting Preferente Aandelen Philips” of the 2010 Annual Report, which is incorporated herein by reference.
Material contracts
For a description of the material provisions of the employment agreements with members of the Board of Management, refer to Item 6: “Directors, Senior Management and Employees”. Furthermore for more details on other transactions outside the normal course of business see the information on the sale of NXP in note 11, entitled “Other non-current financial assets”, to the Group financial statements on pages 174 and 175 of the 2010 Annual Report, which is incorporated herein by reference.
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
Netherlands Taxation
The statements below are only a general summary of certain material Dutch tax consequences for holders of Common Shares that are non-residents of the Netherlands based on present Netherlands tax laws and the Tax Convention of December 18, 1992, as amended by the protocol that entered into force on December 28, 2004, between the United States of America and the

Kingdom of the Netherlands (the U.S. Tax Treaty) and are not to be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, investors in the Common Shares should consult their own professional tax advisor.
With respect to a holder of Common Shares that is an individual who receives income or derives capital gains from the Common Shares and this income received or capital gains derived are attributable to past, present or future employment activities of such holder, the income of which is taxable in the Netherlands, the Dutch tax position is not discussed in this summary.
Dividend withholding tax
In general, a distribution to shareholders by a company resident in the Netherlands (such as the Company) is subject to a withholding tax imposed by the Netherlands at a rate of 15%. Share dividends paid out of the Company’s paid-in share premium recognized for Netherlands tax purposes are not subject to the above mentioned withholding tax. Share dividends paid out of the Company’s retained earnings are subject to dividend withholding tax on the nominal value of the shares issued. Pursuant to the provisions of the U.S. Tax Treaty, a reduced rate may be applicable in respect of dividends paid by the Company to a beneficial owner holding directly 10% or more of the voting power of the Company, if such owner is a resident of the United States (as defined in the U.S. Tax Treaty) and entitled to the benefits of the U.S. Tax Treaty.
Pursuant to Dutch anti-dividend stripping legislation, a holder of Common Shares who is the recipient of dividends will generally not be considered the beneficial owner of the dividends if (i) as a consequence of a combination of transactions, a person other than the recipient wholly or partly benefits from the dividends; (ii) whereby such other person retains, directly or indirectly, an interest similar to that in the Common Shares on which the dividends were paid; and (iii) that other person is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the recipient.
Dividends paid to qualifying exempt US pension trusts and qualifying exempt US organizations are under certain conditions exempt from Dutch withholding tax under the U.S. Tax Treaty. Qualifying exempt US pension trusts normally remain subject to withholding at the rate of 15% and are required to file for a refund of the tax withheld. Only if certain conditions are fulfilled, such pension trusts may be eligible for relief at source upon payment of the dividend. However, for qualifying exempt US organizations no relief at source upon payment of the dividend is available; such exempt US organizations should apply for a refund of the 15% withholding tax withheld.
The Company may, with respect to certain dividends received from qualifying non-Netherlands subsidiaries, credit taxes withheld from those dividends against the Netherlands withholding tax imposed on certain qualifying dividends that are redistributed by the Company, up to a maximum of the lesser of:
•	3% of the amount of qualifying dividends redistributed by the Company; and

•	3% of the gross amount of certain qualifying dividends received by the Company.
The reduction is applied to the Dutch dividend withholding tax that the Company must pay to the Dutch tax authorities and not to the Dutch dividend withholding tax that the Company must withhold.
Income and capital gains
Income and capital gains derived from the Common Shares by a non-resident individual or non-resident corporate shareholder are generally not subject to Dutch income or corporation tax, unless (i) such income and gains are attributable to a (deemed) permanent establishment or (deemed) permanent representative in the Netherlands of the shareholder; or (ii) such income and capital gains are derived from a direct, indirect or deemed substantial participation in the share capital of a company (such substantial participation not being a business asset); or (iii) in case of a non-resident individual, such individual derives income or capital gains from the Common Shares that are taxable as benefits from ‘miscellaneous activities’ in the Netherlands (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001), which includes the performance of activities with respect to the ordinary shares that exceed regular portfolio management.
In general, a holder of Common Shares has a substantial participation if he holds either directly or indirectly and either independently or jointly with his partner (as defined in the Dutch Income Tax Act 2001), the ownership of, or certain other rights over, at least 5% of the total issued share capital or total issued particular class of shares of the Company or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of the total issued capital (or the total issued particular class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit or to 5% or more of the liquidation proceeds. A shareholder will also have a substantial participation in the

Company if one or more of certain relatives of the shareholder hold a substantial participation in the Company. A deemed substantial participation amongst others exists if (part of) a substantial participation has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.
Estate and gift taxes
No estate, inheritance or gift taxes are imposed by the Netherlands on the transfer or deemed transfer of Common Shares by way of gift by or on the death of a shareholder if, at the time of the death of the shareholder or the gift of the Common Shares (as the case may be), such shareholder is not a resident of the Netherlands.
Inheritance or gift taxes (as the case may be) are due, however, if such shareholder:
a)	has Dutch nationality and has been a resident of the Netherlands at any time during the ten years preceding the time of the death or gift; or

b)	has no Dutch nationality but has been a resident of the Netherlands at any time during the twelve months preceding the time of the gift (for Netherlands gift taxes only); or

c)	dies within 180 days after having made a gift, while being a resident or deemed resident of the Netherlands at the moment of his death (for Netherlands gift taxes only).
United States Federal Taxation
This section describes the material United States federal income tax consequences to a US holder (as defined below) of owning Common Shares. It applies only if the Common Shares are held as capital assets for tax purposes. This section does not apply to a member of a special class of holders subject to special rules, including:
•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds Common Shares as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the US dollar.
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the U.S. Tax Treaty. These laws and regulations are subject to change, possibly on a retroactive basis.
If a partnership holds the Common Shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Common Shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Common Shares.
A US holder is defined as a beneficial owner of Common Shares that is:
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
Taxation of Dividends
Under the United States federal income tax laws, the gross amount of any dividend paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. For a non-corporate US holder, dividends paid in taxable years beginning after December 31, 2002 and before January 1, 2013 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the non-corporate US holder holds the Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to the Common Shares generally will be qualified dividend income. A US holder must include any Dutch tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to a US holder when it receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that a US holder must include in its income will be the US dollar value of the Euro payments made, determined at the spot Euro/US dollar rate on the date the dividend distribution is includible in its income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date a US holder converts the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a US holder’s basis in the Common Shares and thereafter as capital gain.
Subject to certain limitations, the Dutch tax withheld in accordance with the U.S. Tax Treaty and paid over to the Netherlands will be creditable or deductible against a US holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available under Dutch law, or under the U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against United States federal income tax liability. Dividends will be income from sources outside the United States, and depending on a holder’s circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the holder.
Taxation of Capital Gains
A US holder that sells or otherwise disposes of its Common Shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that they realize and its tax basis, determined in US dollars, in its Common Shares. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
PFIC Rules
We do not believe that the Common Shares will be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus is subject to change. If we are treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the Common Shares, gain realized on the sale or other disposition of the Common Shares would in general not be treated as capital gain. Instead a US holder would be treated as if he or she had realized such gain and certain “excess distributions” ratably over the holding period for the Common Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, in addition to which an interest charge in respect of the tax attributable to each such year would apply. Any dividends received by a US holder will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income and subject to the excess distribution regime described above.
Documents on display
It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Company’s SEC filings are also publicly available through the SEC’s website at http:// www.sec.gov.

Item 11. Quantitative and qualitative disclosure about market risk
For the information required by this Item reference is made to note 33, “Details of treasury risks”, to the Group financial statements on pages 196 through 198 of the 2010 Annual Report incorporated herein by reference.

Item 12. Description of securities other than equity securities
Fees and Charges Payable by a Holder of New York Registry Shares
Citibank, N.A. as the US registrar, transfer agent, paying agent and shareholder servicing agent (“Agent”) under Philips’ New York Registry Share program (the “Program”), collects fees for delivery and surrender of New York Registry Shares directly from investors depositing ordinary shares or surrendering New York Registry Shares for the purpose of withdrawal or from intermediaries acting for them. The Agent collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.
The charges of the Agent payable by investors are as follows:
The New York Transfer Agent charges shareholders a fee of up to USD 5.00 per 100 shares for the exchange of New York Registry shares for ordinary shares and vice versa.
Fees and Payments made by the Agent to Philips
The Agent has agreed to reimburse certain expenses of Philips related to the Program and incurred by Philips in connection with the Program. In the year ended December 31, 2010 the Agent reimbursed to Philips, or paid amounts on Philips behalf to third parties, a total sum of EUR 357,827.
The table below sets from the types of expenses that the Agent has agreed to reimburse and the amounts reimbursed in the year ended December 31, 2010:

Category of Expense Reimbursed to Philips	amount Reimbursed in the year ended December 31, 2010
in euros
Program related expenses such as investor relations activities, legal fees and New York Stock Exchange listing fees	357,827
A portion of the issuance and cancellation fees actually received by the Agent from holders of New York Registry Shares, net of Program-related expenses already reimbursed by the Agent to Philips.	—

Total	357,827

The Agent has also agreed to waive certain fees for standard costs associated with the administration of the program.
The table below sets forth those expenses that the Agent paid directly to third parties in the year ended December 31, 2010.

Category of Expense paid directly to third parties	amount in the year ended December 31, 2010
in euros
Reimbursement of Settlement Infrastructure Fees	5,566
Reimbursement of Proxy Process expenses	6,554
Reimbursement of Legal Fee expenses	889
NYSE Listing Fee	64,807

Total	77,816

Under certain circumstances, including removal of the Agent or termination of the Program by Philips, Philips is required to repay the Agent certain amounts reimbursed and/or expenses paid to or on behalf of Philips.

Part 2
Item 13. Defaults, dividend arrearages and delinquencies
None.
Item 14. Material modifications to the rights of security holders and use of proceeds
None.

Item 15. Controls and procedures
Disclosure controls and procedures
The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2010.
Internal control over financial reporting
The “Management’s report on internal control” on pages 141 of the 2010 Annual Report are incorporated herein by reference.
Report of independent registered public accounting firm
To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:
We have audited the accompanying consolidated balance sheets of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010 included as Exhibit 15(b) to the Annual Report on Form 20-F. These consolidated financial statements are the responsibility of Koninklijke Philips Electronics N.V.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Koninklijke Philips Electronics N.V.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 17, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ KPMG ACCOUNTANTS N.V.
Amsterdam, The Netherlands
February 17, 2011
Changes in internal control over financial reporting
During the year ended December 31, 2010 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
The Company does not have an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission serving on its Audit Committee. The information required by this Item is incorporated herein by reference to pages 134 and 135 of the 2010 Annual Report under the heading “The Audit Committee”.
Item 16B. Code of Ethics
The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the CEO (the principal executive officer) and CFO (the principal financial and principal accounting officer), and to the heads of the Corporate Control, Corporate Treasury, Corporate Fiscal and Corporate Internal Audit departments of the Company. The Company has published its Financial Code of Ethics within the investor section of its website located at www.philips.com. No changes have been made to the Code of Ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above in 2010.

Item 16C. Principal Accountant Fees and Services
The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on the Company’s website (www.philips.com). The policy includes rules for the pre-approval by the Audit Committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may never be provided. Proposed services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the Audit Committee is informed of each service it is preapproving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2010, there were no services provided to the Company by the external auditors which were not pre-approved by the Audit Committee.
Audit Fees
The information required by this Item is incorporated by reference herein on pages 129 and 130 under the heading “Report of the Audit Committee” of the 2010 Annual Report.
Audit-Related Fees
The information required by this Item is incorporated by reference herein on pages 129 and 130 under the heading “Report of the Audit Committee” of the 2010 Annual Report. The percentage of services provided is 11.3% of the total fees.
Tax Fees
The information required by this Item is incorporated by reference herein on pages 129 and 130 under the heading “Report of the Audit Committee” of the 2010 Annual Report. The percentage of services provided is 2.0% of the total fees.
All Other Fees
The information required by this Item is incorporated by reference herein on pages 129 and 130 under the heading “Report of the Audit Committee” of the 2010 Annual Report. The percentage of services provided is 6.4% of the total fees.

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In the following table, the information is specified with respect to purchases made by Philips of its own shares.

			total number of	maximum EUR
			shares purchased as	amount of shares that
	total number of	average price paid	part of publicly	may yet be purchased
Period	shares purchased	per share in EUR	announced programs	under the programs
January 2010	879	21.81	—	—
February 2010	—	—	—	—
March 2010	1,914	24.64	—	—
April 2010	6,936	26.15	—	—
May 2010	5,027	25.20	—	—
June 2010	481	24.72	—	—
July 2010	—	—	—	—
August 2010	—	—	—	—
September 2010	—	—	—	—
October 2010	—	—	—	—
November 2010	—	—	—	—
December 2010	—	—	—	—

	15,237	25.35	—	—
In connection with the Company’s share repurchase programs, shares which have been repurchased and are held in treasury for (i) delivery upon exercise of options and convertible personnel debentures and under restricted share programs and employee share purchase programs, and (ii) capital reduction purposes, are accounted for as a reduction of shareholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis. In 2010, Philips acquired a total of 15,237 shares. A total of 39,572,400 shares were held in treasury by the Company at December 31, 2010 (2009: 44,954,677 shares). As of that date, a total of 54,941,221 rights to acquire shares (under convertible personnel debentures, restricted share programs and stock options) were outstanding (2009: 62,100,485).
Share repurchase programs for capital reduction purposes
On July 17, 2006, Philips announced a further EUR 1.5 billion share repurchase program which was expanded to EUR 4.0 billion on August 3, 2006. Philips completed EUR 2.4 billion of this program in 2006. Philips planned to execute the remaining EUR 1.6 billion via a program using a second trading line on Euronext Amsterdam, which started on January 22, 2007. Through this second trading line EUR 0.8 billion worth of shares were purchased in 2007. In December 2007, the Dutch parliament adopted an amendment to Dutch tax legislation, effective January 1, 2008, that increased the amount that companies may spend on repurchasing shares free of withholding tax. Subsequently, Philips announced that it planned to repurchase EUR 5 billion worth of common Philips shares. As a consequence of this new share repurchase program, which includes the portion of the second trading line program that had yet to be completed, Philips terminated its second trading line. At the end of 2008 share repurchases totaling EUR 3.3 billion, or two-thirds of the planned EUR 5.0 billion, had been completed. Given the economic conditions in 2008, we announced on January 26, 2009 that, in line with our prudent financial management, we would suspend the share repurchase program until further notice.
For details on the share repurchase programs, reference is made to the information under the heading “Share repurchase programs for capital reduction purposes” on page 239 of the 2010 Annual Report and is incorporated herein by reference.
The 2010 General Meeting of Shareholders resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to issue shares or grant rights to acquire shares in the Company as well as to restrict or exclude the pre-emption right accruing to shareholders until September 25, 2011. This authorization is limited to a maximum of 10% of the number of shares issued as of March 25, 2010 plus 10% of the issued capital in connection with or on the occasion of mergers and acquisitions.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G. Corporate Governance
General
The corporate governance rules introduced by the New York Stock Exchange (“NYSE”) allow foreign private issuers, like Koninklijke Philips Electronics N.V. (“Philips”), to follow home country practices on most corporate governance matters instead of those that apply to US domestic issuers, provided that they disclose any significant ways in which their corporate governance practices differ from those applying to listed domestic US companies under the NYSE listing standards. A summary of significant differences between certain provisions of the Code and the corporate governance provisions applicable to US companies under the NYSE listing standards appears below.
Dutch corporate governance provisions
Philips is a company organized under Dutch law, with its Common Shares listed on Euronext Amsterdam, and is subject to the Dutch Corporate Governance Code of December 10, 2008 (the “Code”). Philip’s New York Registry Shares, representing Common Shares of the Company, are listed on the NYSE.
The overall corporate governance structure of Philips described on pages 131 through 138 under the heading “Corporate governance”, the report on pages 123 through 124 under the heading “Report of the corporate governance and nomination & selection committee”, the report on pages 124 through 129 under the heading “Report of the remuneration committee” and the report on pages 129 through 130 under the heading “Report of the audit committee” of the 2010 Annual Report are incorporated herein by reference .
Board structure
The NYSE listing standards prescribe regularly scheduled executive sessions of nonexecutive directors. As a Dutch company, Philips has a two-tier corporate structure consisting of a Board of Management consisting of executive directors under the supervision of a Supervisory Board consisting exclusively of nonexecutive directors. Members of the Board of Management and other officers and employees cannot simultaneously act as member of the Supervisory Board. The Supervisory Board must approve specified decisions of the Board of Management.
Independence of members of our Supervisory Board
Under the Code all members of the Supervisory Board with the exception of not more than one person, must be independent. The present members of our Supervisory Board are all independent within the meaning of the Code. The definitions of independence under the Code, however, differ in their details from the definitions of independence under the NYSE listing standards. In some cases the Dutch requirements are stricter than the NYSE listing standards and in other cases the NYSE listing standards are the stricter of the two.
Committees of our Supervisory Board
Philips has established an Audit Committee, a Remuneration Committee and a Corporate Governance and Nomination & Selection Committee, consisting of members of the Supervisory Board only. The roles, responsibilities and composition of these committees reflect the requirements of the Code, Philips’ articles of association and Dutch law, which differ from the NYSE listing standards in these respects. The role of each committee is to advise the Supervisory Board and to prepare the decision-making of the Supervisory Board. In principle, the entire Supervisory Board remains responsible for its decisions even if they were prepared by one of the Supervisory Board’s committees.
Dutch law requires that the company’s external auditors be appointed at the general meeting and not by the Audit Committee.
Equity compensation plans
Philips complies with Dutch legal requirements regarding shareholder approval of equity compensation plans. Dutch law does not require shareholder approval of certain equity compensation plans for which the NYSE listing standards would require such approval. Although Philips is only subject to a requirement to seek shareholder approval for equity compensation-plans for its members of the Board of Management, the General Meeting of Shareholders of Philips adopted, in 2003, a Long-Term Incentive Plan consisting of a mix of restricted shares and stock options for members of the Board of Management, the Group Management Committee, Philips Executives and other key employees.

Code of business conduct
The listing standards of the NYSE prescribe certain parameters for listed company codes of business conduct and ethics. Philips has implemented the Philips General Business Principles applicable to all employees and a Financial Code of Ethics applicable to all employees performing an accounting or financial function. Waivers granted to Senior (Financial) Officers (as defined in our Financial Code of Ethics) will be disclosed. In 2010 Philips did not grant any waivers of the Financial Code of Ethics.
General meeting
The articles of association of Philips provide that there are no quorum requirements to hold a general meeting, although certain shareholder actions and certain resolutions may require a quorum.

Part 3
Item 17. Financial statements
Not applicable.
Item 18. Financial Statements
See Item 8 “Financial information”.

Item 19. Exhibits
Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, File No. 001-05146-01).

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee (incorporated by reference to Exhibit 4(a) of Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File No. 001-05146-01).

Exhibit 4 (b)	Employment contract between the Company and P-J. Sivignon (incorporated by reference to Exhibit 4(b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, File No. 001-5146-01).

Exhibit 4 (c)	Employment contract between the Company and G. Dutiné.

Exhibit 4 (d)	Employment contract between the Company and R.S. Provoost.

Exhibit 4 (e)	Employment contract between the Company and A. Ragnetti.

Exhibit 4 (f)	Employment contract between the Company and S. Rusckowski.

Exhibit 8	List of Subsidiaries.

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	The Annual Report to Shareholders for 2010 is furnished hereby as an exhibit to the Securities and Exchange Commission for information only. The Annual Report to Shareholders is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F.

Exhibit 15 (c)	Description of industry terms.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Registrant)

/s/ G.J. Kleisterlee	/s/ P-J. Sivignon

G.J. Kleisterlee	P-J. Sivignon
(President, Chairman of the Board of Management and the Group Management Committee)	(Executive Vice-President, Chief Financial Officer, member of the Board of Management and the Group Management Committee)
Date: February 18, 2011

Exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, File No. 001-05146-01).

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and G.J. Kleisterlee (incorporated by reference to Exhibit 4(a) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, File No. 001-05146-01).

Exhibit 4 (b)	Employment contract between the Company and P-J. Sivignon (incorporated by reference to Exhibit 4(b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, File No. 001-5146-01).

Exhibit 4 (c)	Employment contract between the Company and G. Dutiné.

Exhibit 4 (d)	Employment contract between the Company and R.S. Provoost.

Exhibit 4 (e)	Employment contract between the Company and A. Ragnetti.

Exhibit 4 (f)	Employment contract between the Company and S. Rusckowski.

Exhibit 8	List of Subsidiaries.

Exhibit 12 (a)	Certification of G.J. Kleisterlee filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of P-J. Sivignon filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of G.J. Kleisterlee furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of P-J. Sivignon furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	The Annual Report to Shareholders for 2010 is furnished hereby as an exhibit to the Securities and Exchange Commission for information only. The Annual Report to Shareholders is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F.

Exhibit 15 (c)	Description of industry terms.