Form 20-F
period 2011-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2012-02-24
CIK 313216

As filed with the Securities and Exchange Commission on February 24, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

+31 20 59 77232, eric.coutinho@philips.com, Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares – par value	New York Stock Exchange

Euro (EUR) 0.20 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at December 31, 2011
Koninklijke Philips Electronics N.V. Common Shares par value EUR 0.20 per share	1,008,975,445 shares, including 82,880,543 treasury shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒ Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐ Yes  ☒ No

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                 Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes  ☒ No

IFRS basis of presentation

The financial information included in this document is based on IFRS, unless otherwise indicated.

Forward-looking statements and other information

Please refer to the Forward-looking statements and other information, in the introduction of this report for more information about forward-looking statements, third-party market share data, fair value information, IFRS basis of preparation, use of non-GAAP information, statutory financial statements and management report, and reclassifications.

Dutch Financial Markets Supervision Act

This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

Statutory financial statements and management report

The chapters Group financial statements and Company financial statements contain the statutory financial statements of the Company. The introduction to the chapter Group financial statements sets out which parts of this Annual Report form the Management report within the meaning of Section 2:391 of the Dutch Civil Code (and related Decrees).

2      Annual Report 2011

Annual Report 2011      3

19.8	Exhibit 8 List of subsidiaries	269
19.9	Exhibit 12 (a) Certification	278
19.10	Exhibit 12 (b) Certification	279
19.11	Exhibit 13 (a)	280
19.12	Exhibit 13 (b)	281
19.13	Exhibit 15 (a)	282
19.14	Exhibit 15 (b)	283

4      Annual Report 2011

Introduction

Introduction

This document contains information required for the annual report on Form 20-F for the year ended December 31, 2011 of Koninklijke Philips Electronics N.V. (the 2011 Form 20-F.) Reference is made to the Form 20-F cross reference table herein. Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) the cautionary statement concerning forward-looking statements and explanation on use of non-GAAP information on the next two pages and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. Any additional information herein which is not referenced in the Form 20-F cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference, shall not be part of the 2011 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The terms “Philips”, the “Group”, “we”, “our” and “us” refer to the Company and as applicable to its subsidiaries and or its interest in joint ventures and associates.

IFRS based information

The audited consolidated financial statements as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, included in the 2011 Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2011 have been endorsed by the EU, except that the EU did not adopt certain paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply fully with IFRS as issued by the IASB.

Non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures such as: comparable growth; adjusted income from operations; net operating capital; net debt; cash flow before financing activities; net capital expenditures and free cash flow. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measure(s). Reference is made to the section titled “Use of non-GAAP information” for further information.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full year information regarding 2011 is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

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

Documents on display

It is possible to read and copy documents referred to in the 2011 Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Philips SEC filings are also publicly available through the SEC’s website at www.sec.gov.

For definitions and abbreviations reference is made to chapter 18, Definitions and abbreviations, of this report.

Annual Report 2011      5

Introduction

Forward-looking statements

Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement.

This document, including the information referred to in the Form 20-F cross reference table, contains certain forward looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management objectives, market trends, market standing, product volumes, business risks, the implementation of our Accelerate! program, the statements in Item 8 “Financial Information” relating to legal proceedings, the statements in Item 5 “Operating and financial review and prospects” with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates and statements in Item 11 “Quantitative and qualitative disclosures about market risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events that depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

These factors include, but are not limited to, domestic and global economic and business conditions, developments within the euro zone, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition.

As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, reference is made to the information in Item 3D “Risk Factors”.

6      Annual Report 2011

Introduction

Use of non-GAAP information

Koninklijke Philips Electronics N.V. (the ‘Company’) believes that an understanding of sales performance is enhanced when the effects of currency movements and acquisitions and divestments (changes in consolidation) are excluded. Accordingly, in addition to presenting ‘nominal growth’, ‘comparable growth’ is provided.

Comparable sales exclude the effects of currency movements and changes in consolidation. As indicated in the section 12.10, Significant accounting policies, sales and income are translated from foreign currencies into the Company’s reporting currency, the euro, at the exchange rate on transaction dates during the respective years. As a result of significant currency movements during the years presented, the effects of translating foreign currency sales amounts into euros could have a material impact on our sales figures. Therefore, these impacts have been excluded in arriving at the comparable sales in euros. Currency effects have been calculated by translating previous years’ foreign currency sales amounts into euros at the following year’s exchange rates in comparison with the sales in euros as historically reported. The years under review were characterized by a number of acquisitions and divestments, as a result of which activities were consolidated or deconsolidated. The effect of consolidation changes has also been excluded in arriving at the comparable sales. For the purpose of calculating comparable sales growth, when a previously consolidated entity is sold or contributed to a venture that is not consolidated by the Company, relevant sales are excluded from impacted prior-year periods. Similarly, when an entity is acquired, relevant sales are excluded from impacted periods.

Philips discusses “adjusted income from operations” in the 2011 Form 20-F. Adjusted income from operations represents income from operations before amortization and impairment of intangible assets generated in acquisitions (excluding software and capitalized development expenses).

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

Non US investors are advised that such presentation is different from the terms used in Philips’ results announcements and 2011 Annual Report.

Philips believes that an understanding of the Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating sectors. NOC is defined as: total assets excluding assets from discontinued operations less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other (non)-current financial assets, (d) investments in associates, and after deduction of: (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities, (h) current/noncurrent liabilities, and (i) trading securities.

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

Annual Report 2011      7

Form 20-F cross reference table

Form 20-F cross reference table

Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) the introductory information (including the cautionary statements concerning Forward-looking statements and explanation on use of non-GAAP information) on pages 5-7 of this report, and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. The content of Philips’ websites and other websites referenced herein should not be considered to be a part of or incorporated into the 2011 Form 20-F. Any additional information which is not referenced in the Form 20-F cross reference table or the Exhibits themselves shall not be deemed to be so incorporated by reference, shall not be part of the 2011 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The table below sets out the location in this document of the information required by SEC Form 20-F. The exact location is included in the column ‘Location in this document’. The column ‘Page’ includes the starting page of the section/paragraph for reference only.

Item	Form 20-F caption	Location in this document	Page
Part 1
1	Identity of directors, senior management and advisors	Not applicable
2	Offer statistics and expected timetable	Not applicable
3	Key information

	A Selected financial data	16. Five-year overview	231
		17.1. Key financials and dividend policy - Proposed distribution	232
		17.1. Key financials and dividend policy - Information for US investors	233

	B Capitalization and indebtedness	Not applicable

	C Reason for the offer and use of proceeds	Not applicable

	D Risk factors	7.2. Risk categories and factors - Second and third paragraphs	103
		7.3. Strategic risks	104
		7.4. Operational risks	105
		7.5. Compliance risks	107
		7.6. Financial risks	109
4	Information on the Company

	A History and development of the company	5.1.9. Discontinued operations	52
		5.1.11. Acquisitions and divestments	53
		5.2.1. Cash flows provided by continuing operations	55
		6. Sector performance - Our structure	76
		11. Corporate governance - Corporate governance of the Philips group	126
		Note 5 Discontinued operations and other assets classified as held for sale	163
		Note 7 Acquisitions and divestments	165
		Note 35 Subsequent events	195
		17.5. Philips’ acquisitions	240
		17.7. Investor contact - How to reach us	243

	B Business Overview	5.1. Management discussion and analysis	44
		5.3. Other performance measures	63
		6. Sector performance	76
		7.1. Our approach to risk management and business control	100
		14.6. Supplier indicators - ‘Conflict’ minerals	217
		18. Definitions and abbreviations	248

	C Organizational structure	Introduction- Third-party market share data	5
		6. Sector performance	76

8      Annual Report 2011

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
		12.9. Information by sector and main country	147
		19.8. Exhibit 8 List of subsidiaries	252

	D Property, plant and equipment	12.9. Information by sector and main country	147
		Note 8 Property, plant and equipment	167
		Note 20 Provisions	174
		Note 24 Contractual obligations	176
		Note 25 Contingent liabilities	177
4A	Unresolved staff comments	Not applicable
5	Operating and financial review and prospects
	A Operating results	Use of non-GAAP information	7
		5.1. Management discussion and analysis	44
		6.1.6. 2011 financial performance	82
		6.1.7. Regulatory requirements	83
		6.2.6. 2011 financial performance	88
		6.2.3. About Consumer Lifestyle	86
		6.3.3. About Philips Lighting	91
		6.3.6. 2011 financial performance	93
		6.4.5. 2011 financial performance	98
		5.7. Critical accounting policies	73
		Note 2 Financial income and expenses	159
		Note 5 Discontinued operations and other assets classified as held for sale	163
		Note 7 Acquisitions and divestments	165
		Note 9 Goodwill	168
		Note 10 Intangible assets excluding goodwill	169
		7.3. Strategic risks	104
		7.5. Compliance risks	107
		7.6. Financial risks	109
		15. Reconciliation of non-GAAP information	226

	B Liquidity and capital resources	5.2. Liquidity and capital resources	55
		Note 19 Long-term debt and short-term debt	173
		Note 24 Contractual obligations	176
		Note 18 Shareholders’ equity	172
		Note 34 Details of treasury risks	192

	C Research and development, patents and licenses, etc.	5.3.2. Research & development	63
		6.4.1. Corporate Technologies	97

	D Trend information	5.6. Outlook	73

	E Off-balance sheet arrangements	5.2.9. Cash obligations	61
		Note 24 Contractual obligations	176
		Note 25 Contingent liabilities	177
		Note 34 Details of treasury risks	192

	F Tabular disclosure of contractual obligations	5.2.9. Cash obligations	61
		Note 24 Contractual obligations	176

	G Safe Harbor	Forward-looking statements	6
6	Directors, senior management and employees

	A Directors and senior management	8. Management	111

Annual Report 2011      9

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
		9. Supervisory Board	113
		11.1. Board of Management - Introduction	126
		11.1. Board of Management - (Term of) Appointment and conflicts of interest	126
		11.2. Supervisory Board - (Term of) Appointment, individual data and conflicts of interests	129

	B Compensation	Note 29 Pensions and other postretirement benefits	179
		Note 30 Share-based compensation	183
		Note 32 Information on remuneration	186
		10.2. Report of the Remuneration Committee	119

	C Board practices	8. Management	111
		9. Supervisory Board	113
		10. Supervisory Board report	115
		11.1. Board of Management	126
		11.2. Supervisory Board	128
		11.4. Logistics of the General Meeting of Shareholders - Internal controls and disclosure policies	132
		11.4. Logistics of the General Meeting of Shareholders - Auditor information	132

	D Employees	5.1.13. Employment	54
		Note 1 Income from operations – Employees	158
		Note 19 Long-term debt and short-term debt	173

	E Share ownership	11.1. Board of Management- Amount and composition of the remuneration of the Board of Management	126
		11.4. Logistics of the General Meeting of Shareholders - Auditor policy	132
		Note 19 Long-term debt and short-term debt - Short-term debt	173
		Note 18 Shareholders’ equity	172
		Note 30 Share-based compensation	183
		Note 32 Information on remuneration	186
7	Major shareholders and related party transactions

	A Major shareholders	11.5. Investor Relations - Major shareholders and other information for shareholders	133

	B Related party transactions	11.1. Board of Management	126
		Note 4 Investments in associates	163
		Note 25 Contingent liabilities - Guarantees	177
		Note 31 Related-party transactions	186

	C Interests of experts and counsel	Not applicable
8	Financial information

	A Consolidated statements and other financial information	12. Group financial statements	138

		17.1. Key financials and dividend policy - Dividend policy	232

	B Significant changes	Note 35 Subsequent events	195
9	The offer and listing

	A Offer and listing details	11.4. Logistics of the General Meeting of Shareholders - Preference shares and the Stichting Preferente Aandelen Philips	131
		11.5. Investor Relations - Major shareholders and other information for shareholders	133
		11.6. Additional information	133
		Note 18 Shareholders’ equity	172

10      Annual Report 2011

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
		17.4. Performance in relation to market indices	237

	B Plan of distribution	Not applicable

	C Markets	17.4. Performance in relation to market indices	237

	D Selling shareholders	Not applicable

	E Dilution	Not applicable

	F Expense of the issue	Not applicable
10	Additional information

	A Share capital	Not applicable

	B Memorandum and articles of association	11.1. Board of Management - (Term of) Appointment and conflicts of interest	126
		11.2. Supervisory Board - (Term of) Appointment, individual data and conflicts of interest	129
		11.3. General Meeting of Shareholders - Main powers of the General Meeting of Shareholders	131
		11.6. Additional information	133
		19.3. Exhibits - Exhibit 1	252

	C Material contracts	10.2.2. Contracts of employment	119
		19.3. Exhibits - Exhibits 4 (a), (b), (c), (d) and (e)	252

	D Exchange controls	11.6. Additional information- Exchange controls	134

	E Taxation	17.8. Taxation	243

	F Dividends and paying agents	Not applicable

	G Statements by experts	Not applicable

	H Documents on display	Introduction - Documents on display	5

	I Subsidiary information	Not applicable
11	Quantitative and qualitative disclosure about market risk

	A Quantitative information about market risk	Note 34 Details of treasury risks	192

	B Qualitative information about market risk	Note 34 Details of treasury risks	192

	C Interim periods	Not applicable

	D Safe harbor	Not applicable

	E Small business issuers	Not applicable
12	Description of securities other than equity securities

	A Debt securities	Not applicable

Annual Report 2011      11

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
	B Warranty and rights	Not applicable

	C Other securities	Not applicable

	D American depository shares	17.9. New York Registry Shares	246

Part 2
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures

	A Disclosure controls and procedures	12.1.1. Disclosure controls and procedures	138

	B Management annual report on internal control over financial reporting	12.1. Management’s report on internal control	138

	C Attestation report of the registered public accounting firm	12.3. Auditors’ report on internal control over financial reporting	139

	D Changes in internal control over financial reporting	12.1.2. Changes in internal control over financial reporting	138
16A	Audit Committee Financial Expert	11.2. Supervisory Board - The Audit Committee	130
16B	Code of Ethics	7.1. Our approach to risk management and business control - Financial Code of Ethics	102
16C	Principal Accountant Fees and Services	10.3. Report of the Audit Committee	124

		Note 1 Income from operations - Audit fees	159
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Note 18 Shareholders’ equity - Treasury shares	172
		11.3. General Meeting of Shareholders - Repurchase and issue of (rights to) own shares	131
		17.2. Share information - Share repurchase programs for capital reduction purposes	234
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	10. Supervisory Board report	115
		11. Corporate governance	126
Part 3
17	Financial statements	Not applicable
18	Financial statements	12. Group financial statements	138
19	Exhibits	19.1. Index of exhibits	250

12      Annual Report 2011

Performance highlights

Performance highlights

Prior years results and cash flows have been restated to reflect the effect of classifying the Television business as discontinued operations in 2011.

Financial table

all amounts in millions of euros unless otherwise stated

	2009	2010	2011
Sales	20,092	22,287	22,579

Adjusted IFO1)	1,096	2,562	1,680
as a % of sales	5.5	11.5	7.4

IFO	660	2,080	(269)
as a % of sales	3.3	9.3	(1.2)

Net income (loss)	424	1,452	(1,291)

per common share in euros
- basic	0.46	1.54	(1.36)
- diluted	0.46	1.53	(1.36)

Net operating capital1)	12,649	11,951	10,427

Free cash flows1)	763	1,356	(108)

Shareholders’ equity	14,595	15,046	12,355

Employees at December 312)	116,153	119,775	125,241
of which discontinued operations	4,764	3,610	3,353

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report
2)	Adjusted to reflect a change of employees reported in the Healthcare sector for the past periods
3)	For a definition of mature and growth geographies, see chapter 18, Definitions and abbreviations, of this report

Annual Report 2011      13

Performance highlights

Operating cash flows

in millions of euros

Net debt (cash) to group equity1)

in billions of euros

Employee Engagement Index

% favorable

Sales of Green Products

as a % of total sales

Operational carbon footprint

in kilotons CO2-equivalent

14      Annual Report 2011

Message from the CEO

Message from the CEO

“Accelerate! is all about bringing meaningful innovations to our customers in local markets – and doing so faster and better than the competition!” Frans van Houten, CEO

Dear stakeholder,

Philips is a great company with a wealth of talent and powerful assets – e.g. outstanding innovation capabilities, a strong brand, a global footprint, leading positions in healthcare, lighting and lifestyle growth businesses, and a solid balance sheet. We have tremendous potential in terms of margin improvement, growth and higher returns. But as our 2011 results reaffirmed, we cannot be satisfied with our current performance, and we will step up to deliver fully on that potential.

In September 2011 we celebrated 120 years of Philips innovation – a landmark achievement. 2011 was also a year of radical change, both on the world stage and within our company. It was the first year of Accelerate! – a fundamental change and performance improvement program designed to unlock our full potential, and so make Philips an even stronger company capable of bringing meaningful innovations to market for many years to come. Together with my colleagues on the Executive Committee – our new leadership team, spanning businesses, markets and functions – I am honored to lead

Annual Report 2011      15

Message from the CEO

our company through this transformation and am encouraged by the start we have made to what will be a multi-year journey to a bright future.

Despite a challenging and volatile economic environment and ongoing market weakness, especially in Europe, important parts of the company performed well in 2011, and we ended the year with strong balance sheet and cash positions. At the same time, across the company near- term operational issues are being tackled with vigor and urgency. Our passion to improve and aim higher is shared by our 120,000 employees.

At Group level, we achieved 4% comparable sales growth – at the lower end of our mid-term performance bandwidth, but with a strong contribution from growth geographies (33% of sales, up from 31% in 2010) and Green Products (39% of sales).

At 7.4% of sales, reported Adjusted IFO was below our mid-term 2013 profitability target, primarily due to continued pressure on gross margins, as well as higher costs and non-recurring charges related to, for example, inventory adjustments. Earnings were also impacted by investments for growth – to drive market penetration and accelerate innovation. These include an investment of some EUR 470 million in Green Innovation.

Each year we review and assess the value of past acquisitions. Last year’s analysis found the economy posed a higher risk, with recovery slow and uncertain. We adjusted our business plans and discount rates accordingly, resulting in an impairment of EUR 1.4 billion in the second quarter.

One of the major developments in 2011 was the signing of an agreement to transfer our Television business to a joint venture with TPV, in which we will hold a 30% stake. This joint venture will leverage the strengths of both companies to improve the position of Philips Television in the market, and will enable us to focus on expanding leadership positions in health and well-being markets across our three operating sectors. The deal is expected to close at the end of the first quarter of 2012 after the necessary merger clearance and governmental approvals are obtained.

In 2011 we concluded a number of acquisitions, primarily aimed at strengthening our product portfolio in growth geographies. I would like to welcome all our new employees from these acquisitions to Philips.

Reflecting our confidence in our plans to step up profitability and free cash flow through organic growth and operational excellence, we launched a EUR 2 billion share buy-back program in the summer. This will also improve the efficiency of our balance sheet. By the end of the year we had completed 35% of this program, which will run until the end of the second quarter of 2013.

As a further sign of our confidence in Philips’ future, we are proposing to the upcoming General Meeting of Shareholders to maintain this year’s dividend at EUR 0.75 per common share, in cash or stock – resulting in a yield (as of December 31, 2011) of 4.6% for shareholders.

Accelerate! – the journey to unlock our full potential

For the past 120 years our meaningful innovations have improved the quality of life for millions, creating a strong and trusted Philips brand with market access all over the world. But with lack of consistent growth in recent years, and lean, agile new competitors winning over customers, it was clear that we urgently needed to speed up in order to improve our performance and competitiveness.

To this end, in the second quarter of 2011 we launched our Accelerate! program – the first step on our journey to unlock our full potential and seed the ground for our future success. Accelerate! aims to significantly boost profitable growth by stepping up meaningful innovation and competitiveness, expanding margins, driving productivity and reducing complexity and working capital. It is designed to ensure that we empower and strengthen our customer-facing teams to win profitable market share, that we reduce complexity costs and deliver our innovations faster and more efficiently along the end-to- end chain to the customer, that we drive performance with transparency and accountability for granular business/market plans. And that we carry through our

16      Annual Report 2011

Message from the CEO

strategies with the resources and determination to win our critical market battles and achieve leadership in our chosen markets.

Of course, making the turn to growth also requires a new, shared mindset – a customer-focused, agile, can-do mentality. And with Accelerate! we are creating a new performance and growth culture centered around three key behaviors – Eager to win, Take ownership and Team up to excel – that are crucial for success and anchored by our General Business Principles.

With Accelerate! providing the roadmap toward growth, in the summer of 2011 we announced our mid-term performance goals, to be realized by the end of 2013:

•	Comparable sales growth CAGR of 4-6%, assuming real GDP growth of 3-4% per annum

•	Reported Adjusted IFO margins of 10-12% for the Group; 15-17% for Healthcare; 8-10% for Consumer Lifestyle (excluding unrelated licenses); 8-10% for Lighting

•	Return on invested capital of 12-14%

Progress on our path to value by 2013

A key part of Accelerate! has been the implementation of our new operating model, the Philips Business System, which defines how all parts of the company should work together to create a faster, less complex and more competitive Philips. This system has begun to improve granular performance insights, enhancing transparency and management accountability, and enabling rapid corrective action where required.

We also needed to free up money to invest in our customer-facing activities and innovation – and so pave the way for profitable growth. For this purpose, we are optimizing all overhead and support costs not directly involved in the operational customer value chain. This will create a lighter overhead structure comprising a single value-adding layer above the businesses, thereby reducing complexity and speeding up decision-making. It will also enable a cost saving of EUR 800 million by 2014. The overhead cost reduction program is on track, with the first savings already visible in the fourth quarter of 2011. In order to ‘resource to win’ we are also making a targeted additional investment of EUR 200 million to increase the number of business/market combinations in which we are the outright leader.

Customer-centricity is an integral element of Accelerate! Across Philips, we are empowering and strengthening our customer-facing teams to win in markets by delivering superior products and services that meet the specific needs of local populations and bringing them to market faster. To this end, for example, we moved the leadership of our Kitchen Appliances business to Shanghai and acquired leading kitchen appliances companies Preethi (India) and Povos (China) in 2011. This will ensure we are better placed to harvest local consumer insights and match our competitors’ time-to-market.

One of the key drivers of our Accelerate! journey is the strengthening of our ‘end-to-end customer value chain’. We can only speed up our time-to-market and become truly competitive if we take a holistic view – from product idea and manufacturing to order intake and delivery. Philips is transforming itself from a predominantly functional organization to a process-driven end-to-end collaboration model, embracing business excellence principles such as LEAN. This should allow us to deliver innovations to market much faster – and at lower cost and with lower working capital. Pilots at Lighting, for instance, show that the collaborative end-to-end approach is having a significant impact. Breakthroughs in factory and demand planning, for example, mean our business group Lamps no longer needs to stock the majority of its portfolio in commercial warehouses, but instead ‘packs to order’, which allows much lower inventory levels and, ultimately, better profitability. And this approach offers our customers increased service flexibility, thanks to improved response times.

We are pleased that people engagement continues to be high and that Philips is able to attract and retain outstanding talent to strengthen the company. Our new behaviors – central to our efforts to establish a culture of entrepreneurship and accountability – have been made an integral part of our employee performance appraisal and reward system. And the incentive system for our executives has been changed to reflect line-of-sight accountability and is now fully aligned with the key performance indicators of our 2013 mid-term financial targets.

We also continued to deliver on our EcoVision sustainability commitments in 2011, as we strive to bring care to more than 500 million people, to improve the energy efficiency of our overall portfolio by 50%, and to double the global collection and recycling of our products, as well as the amount of recycled materials in our products. Our sustainability performance received widespread recognition during the year. For instance, Newsweek named Philips the 9th greenest company in the world, we regained our sector and super-sector leadership in the Dow Jones Sustainability Index, and our

Annual Report 2011      17

Message from the CEO

Lighting sector received a United Nations Leader of Change Award for its contribution to sustainable lighting solutions.

Looking forward

Our mission remains to improve people’s lives through meaningful innovation. And we have now tightened the vision that guides us:

At Philips, we strive to make the world healthier and more sustainable through innovation. Our goal is to improve the lives of 3 billion people a year by 2025. We will be the best place to work for people who share our passion. Together we will deliver superior value for our customers and shareholders.

In light of key global trends and challenges – e.g. the demand for affordable healthcare, the energy efficiency imperative, and people’s desire for personal well-being – we are confident in our chosen strategic direction.

We have a focused portfolio, with strong potential in both mature and growth geographies such as China and India. The large majority of our businesses have the right fundamentals for profitable growth, and we are seeing growth in our core businesses. And where there are pressing operational issues, we are working tirelessly to turn things round and increase productivity.

The value potential in our portfolio is underpinned by talent and strong assets. As demonstrated at our Innovation Experience event, held in September 2011 to mark 120 years of Philips, our innovation and design capabilities are rightly world-renowned, and we hold strong technology and intellectual property positions. In 2011 we also secured our highest-ever placing (41st) on the annual Interbrand ranking of the world’s most valuable brands, as well as being named one of China’s top ten consumer brands by Superbrands. And, crucially, we have capable and motivated people and leadership: our 2011 Employee Engagement Survey showed an Employee Engagement Index of 76%, down one percentage point, and a People Leadership Index of 78%, up two percentage points. And all of this is supported by a solid balance sheet.

We are still in the early stages of a multi-year transformation of our company, and I am delighted that the organization is responding well to the Accelerate! initiatives. Accelerate! will drive granular execution of our plans and enable the necessary investments in innovation, people, systems, and markets to deliver profitable growth and return on invested capital. And we will reap the benefits of our new culture of entrepreneurship and accountability, and commitment to business excellence.

We are cautious about 2012, given the uncertainty in the global economy, and Europe in particular. In addition, we expect our 2012 results to be affected by the previously communicated restructuring charges and one-time investments aimed at improving our business performance trajectory, as part of Accelerate! Excluding these additional charges, we anticipate that underlying operating margins and capital efficiency in the sectors will improve in the latter part of 2012. While we are concerned about the economic environment, all of us at Philips are fully committed to improve our operational performance to achieve our mid-term (2013) financial targets.

On behalf of the Executive Committee, I would like to thank our customers for their loyalty to Philips over this past year. I would also like to thank all our employees for their hard work – as well as for their willingness to embrace change. And finally I would like to thank our other stakeholders, in particular our shareholders, for their continued support in these challenging times. We have set out on a demanding and exciting journey. More than ever, we are resolved to accelerate, unlock Philips’ full potential, and grow the value of your investment.

Frans van Houten,

Chief Executive Officer

18      Annual Report 2011

1 Our company  1-1

1 Our company

Philips is a diversified company active in the markets of healthcare, consumer lifestyle and lighting, and headquartered in Amsterdam (Netherlands).

Our heritage

Philips was founded in Eindhoven (Netherlands) in 1891 by brothers Anton and Gerard Philips to “manufacture incandescent lamps and other electrical products”. For the 120 years since then, we have been enhancing people’s lives with a steady flow of ground-breaking innovations. And we are determined to build upon this rich heritage as we aspire to touch billions of lives each year with our innovative lighting and healthcare solutions and our consumer lifestyle products.

Our mission

Improving people’s lives through meaningful innovation

Innovation is integral to everything we do. But innovation does not only mean “new technology”. It can also mean a new application, a new business model or a unique customer proposition brought about by an innovative partnership. By tracking global trends and understanding the challenges facing people in their daily lives, we ensure that people’s needs and aspirations are at the heart of our innovation endeavors.

Our vision

At Philips, we strive to make the world healthier and more sustainable through innovation. Our goal is to improve the lives of 3 billion people a year by 2025. We will be the best place to work for people who share our passion. Together we will deliver superior value for our customers and shareholders.

Our domain

We operate in the health and well-being domain.

We seek to improve the quality of people’s lives through focusing on their health and well-being.

By “health” we mean not only medical aspects of health, but also keeping fit, having a healthy diet, and generally living a healthy lifestyle. By “well-being” we mean a general sense of fulfillment, feeling good and at ease. “Well-being” also refers to the sense of comfort, safety and security people feel in their environment – at home, at work, when shopping or on the road. Our focus on health and well- being also implies helping to build a sustainable society.

Our behaviors

In 2011 we adopted a new set of behaviors:

•	Eager to win

•	Take ownership

•	Team up to excel

Our new behaviors are designed to foster a new performance culture and help all of us accelerate to deliver sustainable profitable growth – always in compliance with Philips General Business Principles.

Annual Report 2011      19

1 Our company  1-1

20      Annual Report 2011

2 Our strategic focus  2 - 2

2 Our strategic focus

In a fast-changing world, we are committed to returning superior value to our stakeholders. We will achieve this through leadership in innovation, an absolute focus on the customer, local market relevance, and operational excellence, while costs need to be at least in line with our competitors.

We aim to create value through a deep understanding of our businesses and markets and by building sustainable competitive advantage in each business. In doing so, we will leverage the strengths of the Philips Group – e.g. talented people, outstanding innovation capabilities, a strong brand, a global footprint, leading market positions and a solid balance sheet – to deliver global leadership and benchmark performance.

Accelerate!

In 2011 we launched Accelerate! – our comprehensive change and performance improvement program. The aim of Accelerate! is to create an agile and entrepreneurial Philips. A company with satisfied customers and employees with fulfilling roles. A company that grows and delivers consistent shareholder value. During the year we managed to put many of our Accelerate! enablers in place:

•	We are becoming increasingly customer-centric, focused on meeting local market needs.

•	We apply granular performance planning and management to realize operating plans that are resourced to win.

•

We are transforming Philips from a predominantly functionally orientated organization to one whereby we seamlessly operate along integrated, lean end-to-end customer value chain processes between global businesses and local market teams, so that we deliver with speed and excellence.

•	We are reshaping our operating model for simplicity and speed. The Philips Business System provides us with a blueprint for the company’s way of working.

•

We are establishing a growth and performance culture in which people are eager to win, take ownership, and team up to excel; our incentive and reward systems recognize sustained performance and the right behavior.

Seizing market opportunities

With a deep understanding of many of the longer-term challenges our world faces – from aging populations to the need for efficient energy usage and the desire for personal well-being – and the innovative capability to address these challenges, we strongly believe we can continue to make a meaningful contribution to people’s lives.

Our strong position in many promising markets, coupled with our innovation pipeline, powerful brand and engaged workforce, puts us in an excellent position for the future.

Our sectors

We strive for a balanced portfolio of businesses that have – or can attain – global leadership positions and deliver performance at benchmark levels.

Healthcare: The future of healthcare is one of the most pressing issues of our time. Philips Healthcare is committed to providing meaningful innovations that improve the quality of care, enhance patients’ lives and enable the delivery of better outcomes at lower cost. Our growth strategy is grounded in a fundamental belief that clinical excellence and continuous innovation around the patient experience can fundamentally change healthcare as we know it. Our competitive advantage lies in our clinical perspective, the broad clinical subject-matter expertise within the company, as well as the deep clinical relationships we have with our customer base. This allows us to deliver solutions expertly tuned to the needs of the clinician as well as the financial and operational needs of healthcare administrators, payers, regulators and purchasing organizations by enabling a connected and holistic view of care delivery that tangibly and transparently improves clinical outcomes.

Consumer Lifestyle: Across the world, consumers want to maintain and improve their health and well- being and that of their families. To achieve this, they look for propositions that will improve their lives from brands that they trust. Philips Consumer Lifestyle is on a journey to become a leading player in health and well-being. We have a global footprint, with an established presence in both mature and growth geographies. We have a leading global brand, which is highly trusted across the world. Consumer Lifestyle makes a difference to people’s lives by making it easier for them to achieve a healthier and better lifestyle.

Lighting: Human life revolves around light. Light affects our mood, improves our well-being, and enables us to experience and achieve more. It is a vital part of making our lives fuller, more productive and safer. Our Lighting

Annual Report 2011      21

2 Our strategic focus  2 - 2

sector focuses on innovative ways of using light to enhance people’s lives where they live and work – at home, at school, at work, in shops and public places, as well as on the road. Recognizing how resource conservation and climate protection will play an increasingly significant part in human health and well- being, we pay special attention to maximizing the effect of lighting while minimizing the energy required to produce it.

Our market opportunity

Global trends and challenges

Ongoing focus on growth geographies

Growth geographies are vitally important to Philips. As the number of middle-class households in these markets grows, we expect demand for our products to increase as people have more money to spend on feeling and staying healthy. Therefore, we will continue to make sure we address local needs effectively and to invest in having the right capabilities and resources in place to win in these growth geographies.

We want to be seen as clear leaders in sustainability

We are committed to being a leading company in matters of sustainability. We look at sustainability through the lenses of our sectors and define specific ambitions (to be realized by the end of 2015) for each of them: bring care to 500 million people; improve the energy efficiency of our overall portfolio by 50%; double the global collection and recycling amounts of Philips products as well as the amount of recycled materials in our products.

Our mid-term 2013 financial targets

We measure value through a balanced combination of sales growth and return on invested capital (driven by Adjusted IFO, capital turns and free cash flow) in conjunction with other financial, operational and strategic key performance indicators.

Our mid-term financial targets (to be realized by the end of 2013):

•	Comparable sales growth CAGR of 4-6%, assuming real GDP growth of 3-4% per annum

•	Reported Adjusted IFO margins of 10-12% for the Group; 15-17% for Healthcare; 8-10% for Consumer Lifestyle (excluding unrelated licenses); 8-10% for Lighting

•	Return on invested capital of 12-14%

22      Annual Report 2011

3 Our strategy in action  3 - 3

3 Our strategy in action

Annual Report 2011      23

3 Our strategy in action  3 - 3

Philips’ China journey – a dynamic partnership

China faces a major challenge as it works to provide healthcare to more than 1.3 billion people. We are committed to helping the Chinese medical community find answers to China’s healthcare needs through innovative technology solutions.

As its population grows and its middle class expands, China faces a huge societal and fiscal challenge: how to provide high-quality cost-effective healthcare to over 1.3 billion people? China is working to meet three key strategic goals. First, it must grow its healthcare system to provide basic medical services for all, particularly in under-served regions. Second, its medical community must find solutions to address the different needs of the emerging middle class. Finally, it must achieve these goals while keeping its remarkable economic growth on track. China’s decision to make major investments in the expansion of its healthcare infrastructure is an important step on this journey to provide accessible, affordable care for its people.

Meaningful solutions for changing healthcare demands

As a leading healthcare innovator, Philips has a unique ability and opportunity to help China improve the health and well-being of its people. Starting in 2007, our China Team worked with China’s medical community and government to identify the country’s primary needs and develop innovative technology solutions to meet their Changing healthcare demands. We began our journey by listening. What we heard was that our customers wanted more clinical benefits from imaging systems and more research collaboration between Philips and China’s great university hospitals. Out of these conversations have come ongoing peer-to-peer engagements, continuing education workshops, customer appreciation events and perhaps most important, dynamic, ongoing research.

24      Annual Report 2011

3 Our strategy in action  3 - 3

As we began this journey, we also set a goal for ourselves: to become one of the CT and MR market leaders in China. Today, our CT and MR offerings serve a wide range of needs in environments from rural community hospitals to the country’s leading teaching hospitals. The cooperative effort within our China Team – encompassing our MR and CT businesses, sales and service – and targeted collaborations with customers got us to our goal of becoming one of the imaging technology leaders in China.

“The Center for Biomedical Imaging Research at Tsinghua University chose Philips 3T Achieva TX as its main research scanner,” says Chun Yuan, Ph.D, the Center’s Director. “With the help of many different branches within Philips, especially Philips China, and through scientific collaboration, our researchers were able to start active imaging research in several focus areas in cardiovascular, tumor and neurological imaging.”

The success of our CT and MR business’s China journey is reflected in its growth performance, with sales tripling in the period 2007-2010. This momentum continued in 2011, with a double-digit annual growth rate.

We are succeeding in China because our focus extends beyond sales. We are committed to enhancing patients’ lives through our clinical expertise and working with our customers to improve the ability to deliver care. With our complete imaging portfolio, today we are even better positioned to help China meet its growing clinical care needs. The next phase of the journey? China plans to make significant investments in county-level hospitals and in digitization to improve healthcare informatics and clinical decision support. As a global healthcare leader and working partner with China, Philips will be there every step of the way.

Global demographic and environmental trends, such as aging populations and the rise of chronic diseases like congestive heart failure, breast and other cancers, respiratory and other coronary artery diseases, will require a fundamental shift in the way healthcare is provided.

In the hospital domain, we are driven to improve the way both patients and professionals experience healthcare, to improve clinical outcomes, and to enable the delivery of quality healthcare at lower cost.

By focusing on the range of medical issues associated with oncology, cardiology and women’s health, we can deliver better, more differentiated solutions that are more clinically relevant.

Annual Report 2011      25

3 Our strategy in action  3 - 3

COPD home care solutions: Philips delivers

Chronic obstructive pulmonary disease, a life-threatening lung disorder, affects nearly 600 million people. Philips’ comprehensive portfolio of home oxygen therapy is changing the quality of life for COPD sufferers around the world.

Chronic obstructive pulmonary disease (COPD), which includes emphysema and chronic bronchitis, threatens the lives and futures of nearly 600 million people according to the World Health Organization. By 2020, COPD will become the third leading cause of death worldwide. Unfortunately, there is no cure. But there is hope and promising treatments. Clinicians have found that the use of supplemental home oxygen is one of the most effective new treatment options. In fact, long-term oxygen therapy has been shown to significantly improve life expectancy in patients with COPD.

But improved quality of life is equally important. Because COPD patients using home oxygen are relatively young, averaging between 45 and 60 years old, many find themselves juggling a job and children while coping with COPD. Meeting the demands of busy lives means today’s COPD patients need a range of innovative devices that support both their health and lifestyles. To improve their quality of life, oxygen therapy must be smaller, lighter, longer-lasting, and highly portable. The ability to generate oxygen at home can also help patients avoid inconvenient waits for deliveries and better manage their time and therapy. COPD patients deserve solutions to address the health and quality of life challenges they face every day. Philips is leading the way in providing those solutions.

Home oxygen treatments designed for the front line

As a global leader in home healthcare, we are committed to the development of better home oxygen solutions to help people with chronic lung diseases such as COPD. At

26      Annual Report 2011

3 Our strategy in action  3-3

Philips, what began with just one product in 2005 has now become a comprehensive portfolio of products, programs and services that is positively changing the way COPD patients live and work. With the launch of the HomeLox liquid oxygen system in June 2011, we reinforced our leadership position as the only manufacturer that offers a full line of supplemental oxygen devices for use in and out of the home.

But we realize that to truly improve the quality of life for COPD patients, our solutions have to address both the personal needs of patients and the business needs of homecare providers. Given the dramatic changes in healthcare delivery and costs over the past decade, Philips’ commitment to find innovative answers to the challenges of COPD means also creating a portfolio that reflects these challenging financial and market realities. By listening to our customers, we develop strong relationships that are helping us understand their unique challenges. Working together, we are able to better serve both patients and clinicians.

“Having a manufacturer like Philips on our side is a game- changer. With reimbursements decreasing and competitive bidding on the rise, Philips helps us make good decisions. It’s a great thing. because we can’t do it alone,” says customer Gordon Ridley, area manager, Petersen Medical.

The success of Philips’ home oxygen business shows in its outstanding financial performance. We tripled sales between 2005 and 2010, and success continued in 2011 with a double-digit annual growth rate.

Overburdened hospitals with limited resources and challenging financial circumstances will be hard pressed to care effectively for the growing numbers of long-term patients with chronic ailments such as heart disease and sleep disorders. New solutions must be found.

Addressing the growing demographic need for care in the home, we provide diagnostic and therapy products – for sleep-disordered breathing, home respiratory care and respiratory drug delivery – and home monitoring services to support cardiac and elderly care.

We work together with our customers to improve the quality of life for at-risk individuals in the home through better awareness, diagnosis, treatment, monitoring and management of their conditions.

Annual Report 2011      27

3 Our strategy in action  3 - 3

Global leadership through local relevance

With four regional product creation hubs leveraging the 2011 acquisitions of Preethi (India) and Povos (China), we are accelerating delivery of innovations that tap into the specific eating habits of different cultures around the world.

It’s said that the two features that set a culture apart are the language its people speak and the food they eat. From soy milk makers in China to hand blenders with a cube cutter in Russia and mixer-grinders in India, we are building global leadership by delivering products that meet the needs of local populations.

The Kitchen Appliances market is big and growing, driven by demand in growth geographies, especially Asia. At the start of 2011 we moved the leadership of our Kitchen Appliances business to Shanghai. This way we are better positioned to pick up on local consumer insights and match our competitors’ time to market.

In record time

In China, sales of soy milk makers are booming due to consumers’ healthy lifestyles and an increasing desire to create soy milk at home from the bean, rather than buying the pre-made alternative. We acted upon this opportunity by accelerating our innovation process and delivering the first Philips soy milk maker to retailers in November.

We didn’t just deliver a product to participate in this large market – we also delivered meaningful innovation for consumers. New patents were filed for the easy filtering and anti-splash caps, and the product is the first on the market to use 100% food-grade lubricant in its motor. Initial consumer feedback has shown that consumers prefer Philips’ soy milk maker thanks to its design, its ease of cleaning and the smooth soy milk it makes thanks to its cutting and grinding performance.

28      Annual Report 2011

3 Our strategy in action  3-3

Local salad-maker accessory speeds to market

Across Philips, we are focused on accelerating our performance to deliver more for customers. To achieve this, many teams are working to develop locally relevant and superior products and bring them to market faster. Created using local insights and by quickly developing a new and unique accessory for our flagship hand blender, the cube cutter developed for Russia and Eastern Europe is a great example of this.

Olivier salad, or ‘Russian’ salad as it is often known outside the country where it was first created, is a popular dish composed of diced potatoes and other vegetables, as well as eggs and ham. It is one of the main courses served during Russian New Year celebrations, and as it is typically made in large quantities it takes a very long time to cube the vegetables during its preparation. This presented an opportunity to produce a dedicated cube cutter and save consumers the time and hassle of chopping manually with a knife.

Our market and business organizations worked closely together to develop an innovative solution to the problem, developing a dedicated cube-cutting accessory for the Philips Avance Collection hand blender. The team worked quickly, and as a result the product was on-shelf in Russian stores in time for the peak selling period in the run-up to the New Year celebrations. Localizing the product in time for this had an immediate positive effect on sales and market share.

Consumers are increasingly looking for solutions that help them to maintain and improve their health and well-being and that of their families. By combining global consumer-centric technology platforms with local business creation capabilities we are able to harness our global innovation power whilst ensuring that we deliver meaningful innovations that meet local consumer needs.

In key categories like male grooming, oral healthcare, kitchen appliances and coffee we are driving growth and making a difference to people’s lives by making it easier for them to achieve a healthier and better lifestyle.

Annual Report 2011      29

3 Our strategy in action  3 - 3

Building a global oral healthcare brand

With its range of Sonicare power toothbrushes Philips has pioneered innovation in oral healthcare and built up a loyal global following. Now we are expanding our global presence, broadening our portfolio and winning market share.

Through its Sonicare brand, Philips has a proven track record of driving growth in the power toothbrush market. That growth is driven by our innovation capability and the trust that dental professionals put in our products to improve their patients’ oral health. Today, we are expanding geographically into new markets, covering more price points and new channels. We are also expanding our portfolio through acquisitions and innovation to address more consumer needs, including new value spaces such as interdental cleaning.

Philips Sonicare – the foundation of our oral healthcare business

Over 22 million enthusiastic users worldwide testify to the great experience of using Philips Sonicare toothbrushes. Pioneering sonic technology generates the brushes’ unique bristle-tip velocity – a combination of high-frequency and high-amplitude bristle motions, delivering over 31,000 strokes per minute for an unrivalled cleaning experience.

A significant market that’s set to grow

Around the world, 80% of people suffer from gingivitis. And in the West alone, 10-30% of people suffer from a periodontal disease. We estimate the addressable global market for oral healthcare at approximately EUR 50 billion, including consumables. Through our own innovations, alliances with dental professionals and acquisitions we are significantly increasing the proportion of the market that we address. At present, the market is

30      Annual Report 2011

3 Our strategy in action  3 - 3

concentrated in North America, Western Europe and Japan. The substantial growth of higher-income segments will drive growth in emerging markets. And as populations in developed markets continue to age, their oral healthcare needs will increase. And it’s not just health concerns that are driving growth in the market – consumers are increasingly turning to oral healthcare solutions that help them both look and feel good.

We can win in this market

In recent years we have seen good single-digit and now double-digit growth in oral healthcare. And the business is set to continue to grow faster than the market. We have strong relationships with dental professionals, who are key in driving consumer awareness of the benefits of good oral care.

We will drive growth by investing in innovation, branding and our relationships with dental professionals. We will expand into new channels such as online and pharmacies, and we will leverage Philips’ global market capabilities and make value-adding acquisitions. In 2010, for instance, we acquired the leading tooth-whitening firm Discus Dental, providing a strong foundation for growth in cosmetic dentistry and strengthening Philips’ position as a leading oral healthcare brand amongst dental professionals and consumers.

Innovations delivering clinically proven superiority

In 2011 we launched two of our most innovative product developments to date. Sonicare AirFloss is an easy, hassle- free alternative to regular flossing: its patented micro- burst technology releases a tiny burst of air and water between the teeth which removes 99% more plaque than brushing alone (with a manual toothbrush). And the Sonicare DiamondClean takes sonic tooth brushing to its most sophisticated level and provides the best clean yet, removing up to 100% of plaque from hard-to-reach places.

As we continue to reshape the sector for profitable growth in health and well-being, professional endorsement is becoming increasingly important for our business. Already, more than 50% of sales of Philips Sonicare toothbrushes can be attributed to endorsement by dental professionals.

Professional endorsement also plays an important role for our mother and childcare business. For example, this year we launched our first Advanced Orthodontic Soother, which has been designed together with a leading dentist to stimulate healthy oral development for babies. Working with skincare experts is also a key part of the way we market RéAura, our innovative skin rejuvenation solution.

Annual Report 2011      31

3 Our strategy in action  3 - 3

Innovation bringing city lighting to life

CityTouch is an online outdoor lighting management system that enables dynamic, intelligent and flexible control city-wide. Combined with LED lighting, it can save up to 70% on energy and maintenance costs compared to conventional lighting.

With steeply rising urban populations, it is clear that static, passive streetlights simply can’t keep up with the lives we lead. Truly livable cities require lighting that can adjust to the ebb and flow of traffic and urban activities. Drawing upon 120 years of experience in lighting innovation, we have created CityTouch – providing the right amount of light precisely when and where it is needed.

Efficient, easy management

CityTouch enables users to manage all the lighting systems for an entire city from a single, intuitive online user interface. It provides easy, streamlined maintenance and oversight, with real-time status reports for each individual light point. That way, lighting operators can track the consumption and output of every part of their system and fine-tune lighting levels to meet local needs. Moreover, CityTouch helps cities face the dual challenge of cutting costs and protecting the environment. By making it possible to dim light points outside of peak hours, detect failures and provide smart lighting workflow support, the system significantly reduces operating costs and energy usage – leading to lower energy bills, lower carbon emissions and less light pollution. CityTouch’s asset management capabilities even cater for light points which are not connected, thereby significantly reducing maintenance and planning costs.

The case for LED lighting

Cities can maximize these savings by adopting energy- efficient LED lighting. Currently, lighting accounts for 19% of global electricity production. Around two thirds is based on energy-wasting technologies developed before 1970. A full switch to the latest LED lighting could lead

Annual Report 2011      32

3 Our strategy in action  3 - 3

to energy savings of up to 80% in many applications and reduce energy consumption for lighting by 40% worldwide. This equates to approximately EUR 130 billion per year in running costs and 670 million tons of avoided CO2 emissions.

A future-proof solution

Lighting infrastructure represents a major investment for most cities, especially in times of constrained budgets. CityTouch protects that investment by adjusting seamlessly to new technologies and to the needs of our expanding cities. This is one of the system’s greatest assets: that it is completely scalable and future-proof. As they grow, communities using CityTouch can simply add new streets and neighborhoods to the existing network. New lighting functionalities can easily be incorporated, and the underlying CityTouch service is continuously updated to meet new demands. Also, CityTouch is the first control platform that isn’t bound to one hardware type or provider. This means that users have flexibility in choosing the products that best suit their city’s requirements and budget – secure in the knowledge that their light points will work seamlessly with the CityTouch system.

CityTouch is already being used by lighting operators in several European cities, including London and Prague. The London boroughs of Croydon and Lewisham, for example, are using CityTouch for a full PFI city lighting renovation project – replacing more than 42,000 light points. CityTouch is empowering the lighting operator to adapt to the boroughs’ specific needs, providing both safety and flexibility while realizing significant savings on energy use and maintenance costs.

The professional lighting market is changing fast, driven by the energy efficiency imperative, the LED lighting revolution and the increasing focus on application-based lighting solutions.

In our endeavor to fulfill the needs of our customers in the outdoor, office, industry, retail, hospitality, entertainment, healthcare, automotive and home segments, we are delivering cutting-edge innovations that simply enhance life with light.

Annual Report 2011      33

3 Our strategy in action  3 - 3

Customer-centric innovation shaping the future of motoring

In the growth market of Daytime Running Lights, our Automotive business has shown it’s got what it takes to Accelerate! – by teaming up with its OEM and after-market customers, addressing their needs, and winning business.

The automotive lighting industry is undergoing radical transformation. More and more people are becoming mobile – and want to stay mobile into old age. At the same time, there are growing legislative pressures, e.g. to reduce the environmental impact of motoring and to increase safety. Vehicle makers are also having to serve increasingly diverse needs, with consumer tastes ranging from functional economy cars to luxury vehicles. And new technologies – such as our cutting-edge LED technology – are changing the face of automotive design and performance.

We are getting closer to our automotive customers and taking ownership of their evolving lighting needs – such as those arising from the recent European Union legislation making Daytime Running Lights (DRL) mandatory.

Advocating safer motoring

Automotive lighting is a major safety factor when driving: 40% of all accidents occur during the daytime. And 50% of these are caused by motorists failing to see another road user in time!

EU legislation stipulates that, as of 2011, all new passenger car models and small delivery vans must be equipped with DRL, with trucks and buses to follow in 2012. Through our insights and research activities we helped the EU reach its decision to adopt DRL. “The introduction of DRL will make a positive contribution to our goal of reducing fatalities on European roads whilst being more fuel-efficient than existing lights,” said Günter Verheugen, Vice President responsible for enterprise and industry policy.

Annual Report 2011      34

3 Our strategy in action  3 - 3

Fast-growing market

With 20 million cars being produced in Europe each year, the EU-wide adoption of DRL represents a significant sales opportunity. It is expected that by 2015 40% of the European car park will be equipped with DRL (today 13%).

As well as selling to OEMs for build-in, we offer LED- based DRL solutions for cars already on the road, enabling drivers to benefit from the safety of DRL right now. Our LED Daylight retrofit modules enable lights to be switched on automatically when the engine is started. These lights substantially increase a car’s visibility to other road users and have a low energy consumption compared to existing dipped-beam headlamps. LED DayLight 4 ensures high visibility for safer daytime driving, while LED DayLight 8 offers motorists maximum visibility and premium design. Both enable CO2 savings of 5.5 g per km, while their long lifetime significantly reduces the need for maintenance.

Safety, energy efficiency and style

As the world’s leading automotive lighting player, we are committed to understanding our customers’ needs and helping them to enhance the motoring experience – with innovations that make their vehicles safer, more energy- efficient and more stylish. A fact not lost on Mercedes- Benz: “We have chosen Philips as our partner for the next-generation LED DRLs,” says Uwe Kostanzer, head of Mercedes-Benz’s exterior lighting department, “not only due to the product’s supremacy in lumen output, quality of light and thermal stability, but also due to the entirely trustful cooperation between the engineering teams on both sides.”

Both at home and on the move, our innovative lighting solutions enhance form and function, improve people’s sense of well-being, and enable them to express their identity and style.

We believe that by putting our customers’ needs at the heart of our innovation process, we can offer a new, responsible lighting experience that truly enriches lives.

Annual Report 2011      35

4 Our planet, our partners, our people  4 - 4

4 Our planet, our partners, our people

36      Annual Report 2011

4 Our planet, our partners, our people  4 - 4

Optimizing our ecological footprint

Responsible corporations are taking decisive action to fight climate change and increase resource efficiency. And Philips is leading the way.

To help reduce global CO2 emissions, companies can either focus on their own operations, for example by reducing energy and material consumption in their activities. Or, they can focus on making their products more ecologically efficient. At Philips we focus on both … and much more.

The key performance indicators of our EcoVision program reflect our holistic approach to sustainability. Two of these focus on optimizing our ecological footprint, namely ‘energy efficiency’ and ‘materials’.

Recognition of leadership

At all levels of our operations in 2011, we continued to monitor and minimize the CO2 emissions resulting from our activities. As a result, in September, the independent not-for-profit organization Carbon Disclosure Project (CDP) awarded us the top score of 99 (out of 100) for Carbon Disclosure and an ‘A’ for our overall Carbon Performance.

Our sustainability performance in 2011 also led to us regaining our sector and super-sector leadership in the Dow Jones Sustainability Index.

Green Products and Green Innovation

In 2011 we continued our drive for Green Products – new products that are significantly better (by at least 10%) than either their Philips predecessor or their nearest competitor. Six specific areas are considered in the Green Product classification process: energy efficiency, packaging, hazardous substances, weight, recycling & disposal, and lifetime reliability.

Annual Report 2011      37

4 Our planet, our partners, our people  4 - 4

One of the sustainability product highlights in 2011, addressing the subject of materials, was our launch of the world’s first ever recycled designer coffee machine: the SENSEO Viva Café Eco, which uses old electronic appliances to create a first-class coffee system. All outer plastic parts – except those that come into contact with the water or coffee – are made from up to 100% recycled content. The machine also has a five-minute auto shut- off for energy saving, and its packaging is made from 90% recycled cardboard.

Also last year, after 18 months of rigorous testing, the US Department of Energy awarded us the highly prestigious ‘L Prize’ for our LED replacement for the 60 W incandescent bulb. The Department calculated that if every 60 W incandescent bulb in the US was replaced with our 10 W prize winner, the nation would save USD 3.9 billion in one year and avoid 20 million tons of carbon emissions. This is comparable with the emission reduction that could be realized by shutting down 20 medium-size power stations.

Our InteliVue MX40 Patient Monitor and Trilogy home healthcare solution illustrate how our innovations are also significantly reducing energy usage in the hospital and home settings.

And to ensure our green pipeline remains well stocked, we invested some EUR 470 million in Green Innovation in 2011.

Greener business models

We are also creating innovative new business models that help improve our ecological footprint. For example, the ‘Pay per Lux’ lighting concept currently being trialed in the Netherlands provides companies with energy-saving, state-of-the-art lighting systems without any capital expenditure. It works like this: after installation, we retain ownership and maintenance of the lighting, and in return the customer pays only for the amount of light emitted. This encourages the deployment of energy-efficient products and advanced lighting controls.

To reduce our ecological footprint we are maintaining our focus on overall environmental performance improvement, driven by our EcoVision program.

We are committed to develop, promote and market more energy- efficient solutions for people in all markets. We address this challenge with our Green Products and Green Innovation.

We also seek to facilitate new solutions that will drive responsible energy practices, and have long focused on the energy efficiency of our products and production processes.

The significant issues for our company – and our industry – in the environmental area continue to be energy efficiency, chemical content of products, and collection and recycling. We remain committed to giving our full attention to these challenges.

Working with stakeholders, we aim to share expertise and co-create innovative solutions that will make a difference to future generations.

38      Annual Report 2011

4 Our planet, our partners, our people  4 - 4

Partnering to drive change

In addition to our own sustainability activities, we also influence those of our supply chain partners, both up- and down-stream from our activities. This helps ensure the broadest possible impact for positive change.

In recognition of our efforts in the area of responsible supply chain management, the Dutch Association of Investors for Sustainable Development (VBDO) ranked us first among 40 of the largest publicly-listed companies in the Netherlands. Our scores have shown continual improvement over the last five years, rising from 62% in 2006 to 93% in 2010, and the highest score ever of 95% in 2011. In particular, VBDO praised the transparency and openness of our sustainability programs related to our supply chains, as well as our enhanced engagement in helping our suppliers to improve their sustainability performance.

Partnership organizations

Besides working with our supply chain partners, we are an active member of several initiatives implementing industry-wide sustainability programs.

For example, we are a member of the Electronic Industry Citizenship Coalition (EICC), which promotes an industry code of conduct to improve working and environmental conditions within global supply chains. Today, the EICC includes more than 50 global electronics companies and their suppliers.

We are also one of the initiators of the IDH Electronics Program, a multi-stakeholder initiative sponsored by the Sustainable Trade Initiative (IDH) together with Dell, Hewlett-Packard, and civil society organizations. This program will work with over 100 electronics suppliers in China to support innovative workforce management practices, sustainability and better business performance. The goal is to improve working conditions of more than 500,000 employees in the electronics sector.

The first phase of the program started in November 2011, with four of our suppliers joining. Each supplier receives support over a period of up to 24 months on the basis of

Annual Report 2011      39

4 Our planet, our partners, our people  4 - 4

improved dialogue between management and workers. The costs of the program are shared between the supplier, its customer, and the IDH.

Effective partnering

In November 2011 we announced, together with South African public utility Eskom, the largest energy-saving LED lighting deal in Africa to date. Some 200,000 of our MASTER LED lamps will be distributed at discounted prices throughout South Africa’s hotels, banks, offices and retail outlets. Because the 7 and 10 W LED lamps replace 50 W halogens, the annual CO2 reduction will be 60,000 tons. And all it takes is the simple replacement of a bulb!

In 2011 we were also praised, along with The Climate Group, for our solar-driven LED street-lighting project in China’s Guiyang community. The UN’s ‘Momentum for Change’ event cited the project as a ‘best practice’ example of public-private partnership that enhances people’s lives in poor rural communities, while spurring green growth, saving energy and combating climate change.

Also, for the second year running we worked with Oxfam Novib and electrical distributor Sonepar on a special LED promotion in Uganda on solar-lighting solutions to stimulate education after dark. By using our simple, LED- based solar lighting solutions, thousands of children in off- grid areas can now do their homework in the evenings. And communities in general can benefit from safe, sustainable and clean lighting.

Multi-stakeholder engagement is necessary to improve working conditions in the supply chain – an important contribution towards the United Nations’ Millennium Development Goals (MDGs).

We engage with our suppliers to encourage them to share our commitment to sustainability. This includes sound environmental and ethical standards as well as providing working conditions for their employees that reflect both the Philips General Business Principles and the Electronic Industry Citizenship Coalition (EICC) Code of Conduct.

We continue to focus on effective partnering with non-governmental organizations to support common goals that also drive our business.

40      Annual Report 2011

4 Our planet, our partners, our people  4 - 4

Our people – making a difference

Philips employees are the key enabler for making a difference, both within the company and to the lives of people we touch with our meaningful innovations and community programs.

Through the Accelerate! program, Philips is addressing structural change, focusing on execution, reducing overhead costs, investing in growth – and adopting a new company culture. This cultural shift is being driven by a new set of behaviors designed to help us unlock our full potential – Eager to win, Take ownership and Team up to excel.

Bringing care to people

At Philips, we are dedicated to making a difference wherever care is provided. In the hospital setting that means supporting and enabling the delivery of critical care, emergency care and surgery. With chronic disease on the rise, the home setting will play an increasingly prominent role in the delivery of care moving forward. Our oral healthcare, light therapy, water purification and air purification products, as well as our solar-powered indoor lamps replacing kerosene lamps in Africa – these are just some of the examples of how we bring care to people. Progress on this social dimension of our EcoVision program is measured by the number of lives we touch. Through our products and solutions for bringing care to people we touched 465 million lives in 2011, an increase of 45 million compared to 2010.

Community engagement

In parallel to our daily business focus on customers and markets, we also continue to encourage our people to engage with their immediate wider community. As part of our commitment to sustainability, Philips supports volunteer activities as a way of giving back to our communities. Employee volunteering embraces Philips’ mission to improve people’s lives not only through our technical innovations, but also through our employees and our shared belief that each of us can touch the lives of those around us, making our world a better place.

Our behaviors

Annual Report 2011      41

4 Our planet, our partners, our people  4 - 4

A key initiative in this respect is our SimplyHealthy@Schools program. Across the globe, Philips employees have volunteered to upgrade lighting in local schools and educate the children on energy efficiency. But the program goes much further. The SimplyHealthy@Schools Healthy Heroes toolkit is aimed at children aged 8-12 years and illustrates simple ways of improving health and well-being by paying attention to air, light, water, sleep and oral hygiene, as well as to exercise and care for the environment. When these factors are addressed, children perform better and their overall mental and physical well-being improves.

New volunteering program in the USA

In 2011 we also launched a new employee volunteer program in North America called “Philips Cares: giving back to our communities”. Philips Cares utilizes an online portal in conjunction with relationships with non-profit organizations across the United States to provide employees with the opportunity to participate in meaningful volunteer opportunities that suit their individual needs, schedule and passion. Since the program launched, thousands of employees have taken action to give back to their community. Examples include a Build-a- Bike event in Salina, Kansas, a Charity Chili Cook-off in Tupelo, Mississippi, and a Day of Caring event in Bothell, Washington.

If we are to win in the market and step up growth, we need engaged employees who demonstrate entrepreneurial spirit, uncompromising determination and a desire for excellence – as embodied in our new company culture.

In turn, our new culture should also help make Philips a more dynamic and rewarding place for our talented, dedicated employees to work.

We have long been active in the communities where we live and work. By linking our social investment initiatives with the scope of our business, we make our core competencies available to make a difference in people’s lives.

42      Annual Report 2011

5 Group performance 5 - 5

5 Group performance

“2011 was a challenging year in terms of Philips’ financial performance. The macro-economic developments and the weakness of the Western European markets further impacted this. Despite the challenges we achieved 4% comparable sales growth – at the lower end of our mid-term performance bandwidth, with a strong contribution from growth geographies (33% of sales) – and 7.4% Adjusted IFO margin. “

Ron Wirahadiraksa, Chief Financial Officer

Annual Report 2011      43

5 Group performance 5.1 - 5.1

5.1 Management discussion and analysis

Prior years results and cash flows have been restated to reflect the effect of classifying the Television business as discontinued operations in 2011.

Management summary

Key data

in millions of euros unless otherwise stated

	2009	2010	2011
Sales	20,092	22,287	22,579
Adjusted IFO1)	1,096	2,562	1,680
as a % of sales	5.5	11.5	7.4
IFO	660	2,080	(269)
as a % of sales	3.3	9.3	(1.2)
Financial income and expenses	(162)	(121)	(240)
Income tax expense	(99)	(499)	(283)
Results of investments in associates	77	18	16

Income (loss) from continuing operations	476	1,478	(776)
Income (loss) from discontinued operations	(52)	(26)	(515)

Net income (loss)	424	1,452	(1,291)

Net income (loss):
Per common share—basic	0.46	1.54	(1.36)
Per common share—diluted	0.46	1.53	(1.36)

Net operating capital (NOC)1)	12,649	11,951	10,427
Cash flows before financing activities1)	1,226	1,475	(528)
Employees (FTEs)2)	116,153	119,775	125,241
of which discontinued operations	4,764	3,610	3,353

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report
2)	Adjusted to reflect a change of employees reported in the Healthcare sector for the past periods

The year 2011

•

2011 was a challenging year for Philips, in which financial performance was impacted by overall market weakness, particularly in Western Europe towards the end of the year. We recorded 4% comparable sales growth, with a strong contribution from growth geographies, while — largely as a result of continued investments for growth, gross margin pressure and goodwill impairments — we saw earnings decline compared to the previous year. The net loss for the year amounted to EUR 1,291 million, which was mainly attributable to lower earnings, impairment charges in the second quarter of the year and costs related to the discontinued operations of the Television business as a result of the signing of a joint venture agreement with TPV.

•

Sales amounted to EUR 22.6 billion, a 1% nominal increase for the year. Excluding unfavorable currency effects and portfolio changes, comparable sales were 4% above 2010. Comparable sales growth was driven by Lighting and Healthcare, while Consumer Lifestyle sales were in line with the previous year. Within Lighting, strong growth was seen in the Professional Luminaires business, mainly fueled by the construction market in growth geographies, and the Lamps business, partly mitigated by a sales decline at Lumileds. Healthcare sales grew 5%, with solid growth in all businesses, particularly Patient Care & Clinical Informatics. Sales at Consumer Lifestyle were in line with 2010, but showed an improvement in the second part of the year, where strong growth at Health & Wellness, Personal Care and Domestic Appliances was tempered by a sales decline in our Lifestyle Entertainment business.

•

Our growth geographies achieved comparable 11% growth, while mature geographies grew by a modest 1%, as a result of the overall macro-economic developments and weakness of the Western European markets. In 2011 growth geographies accounted for 33% of total sales, compared to 31% in 2010.

•

IFO amounted to a loss of EUR 269 million, or minus 1.2% of sales, compared to EUR 2,080 million, or 9.3% of sales, in 2010. IFO decline was mainly seen at Lighting and Healthcare, largely as a result of EUR 1,355 million of goodwill impairment charges taken in the second quarter of 2011, as well as lower operational earnings in all sectors. The latter was mainly due to continued pressures on gross margin, reflecting challenging economic conditions as well as higher investments for future growth.

•

We continued to invest in strategically aligned companies, primarily to strengthen our product portfolio in growth geographies. In 2011, we completed six acquisitions, contributing to all three sectors, notably Preethi and Povos in Consumer Lifestyle and Sectra in Healthcare. The cash outflow related to acquisitions amounted to EUR 552 million.

•

In 2011 we generated EUR 836 million of cash flow from operating activities, which was EUR 1,285 million lower than in 2010. The decline was largely a result of the lower cash earnings and higher working capital requirements mainly related to tightening the accounts payable procedures and the timing of tax payable, which was partly mitigated by lower inventory build. Our cash flows before financing activities were EUR 2,003 million

44      Annual Report 2011

5 Group performance 5.1 - 5.1.1

below the level of 2010, due to lower cash flow from operating activities, lower proceeds from the sale of stakes and interests, and higher outflow related to acquisitions of new businesses and capital expenditures.

•	In July 2011 we launched a EUR 2 billion share buy- back program aimed at improving the efficiency of our balance sheet. By the end of the year we had completed 35% of this program.

The year 2010

In 2010, despite experiencing a recovery in certain markets, overall worldwide market conditions remained challenging, particularly in developed countries. We recorded 5% comparable sales growth.

IFO of EUR 2,080 million, or 9.3% of sales, was significantly higher than the EUR 660 million, or 3.3% of sales, achieved in 2009. Significant IFO improvement, led by Lighting, was achieved in all sectors.

Following a strong rebound in the first six months of the year, sales growth slowed in the second half, ending at 11% nominal for the full year. Adjusted for favorable currency effects, comparable sales were 5% higher than in 2009, attributable to growth in all sectors, notably Lighting. Within Lighting, growth in automotive and LED markets was strong, partly mitigated by limited growth at Professional Luminaires due to weak construction markets in the US and Western Europe; Healthcare sales grew 4%, supported by 6% growth in all businesses except Imaging Systems, which was broadly in line with 2009. Growth at Consumer Lifestyle was limited to 1%, as solid growth at Health & Wellness and Personal Care was tempered by a sales declines at Lifestyle Entertainment.

14% comparable sales growth was achieved in growth geographies, while mature geographies grew 1%. Growth geographies accounted for 31% of total sales, up from 30% in 2009.

In 2010, we completed 11 acquisitions, contributing to all three sectors, notably Discus Holdings in Consumer Lifestyle. The cash outflow related to acquisitions amounted to EUR 241 million.

We generated EUR 2.1 billion of cash flow from operating activities, EUR 730 million higher than in 2009. Our cash flows before financing activities were EUR 249 million higher than 2009, as higher cash flow from operating activities was partly offset by lower proceeds from the sale of stakes.

5.1.1 Sales

The year 2011

The composition of sales growth in percentage terms in 2011, compared to 2010, is presented in the table below.

Sales growth composition 2011 versus 2010

in %

	comparable growth	currency effects	consolidation changes	nominal growth
Healthcare	5.3	(2.5)	0.1	2.9
Consumer Lifestyle	(0.1)	(1.7)	2.6	0.8
Lighting	6.1	(2.3)	(2.7)	1.1
GM&S	2.4	—	(28.3)	(25.9)

Philips Group	4.1	(2.2)	(0.6)	1.3

Group sales amounted to EUR 22,579 million in 2011, representing 1% nominal growth compared to 2010. Adjusting for a 2% unfavorable currency effect and a 1% unfavorable portfolio effect, comparable sales were 4% above 2010. Comparable sales were 6% higher at Lighting and 5% higher at Healthcare, but this was tempered by Consumer Lifestyle, where sales were broadly in line with the previous year.

Healthcare sales amounted to EUR 8,852 million, which was 5% higher than in 2010 on a comparable basis. Higher sales were driven by mid-single-digit growth at all businesses, as increases in growth geographies and North America were partially offset by lower sales in Western Europe.

Consumer Lifestyle reported sales of EUR 5,823 million, which was EUR 48 million higher than in 2010, or flat on a comparable basis. We achieved double-digit growth at Health & Wellness and high single-digit growth at Personal Care and Domestic Appliances. This was offset by a sales decline at Lifestyle Entertainment.

Lighting sales amounted to EUR 7,638 million, which was EUR 86 million higher than in 2010, or 6% higher on a comparable basis. Growth was largely driven by high single digit growth at Professional Luminaires, Lighting Systems & Controls and Lamps. This was tempered by sales declines at Lumileds and Consumer Luminaires.

GM&S reported sales of EUR 266 million, which was EUR 93 million lower than in 2010, mainly due to the divestment of Assembléon in the first quarter of 2011. Excluding Assembléon and other portfolio changes, sales were 2% higher than in 2010 on a comparable basis, attributable to higher license income.

Annual Report 2011      45

5 Group performance 5.1.2 - 5.1.2

The year 2010

The composition of sales growth in percentage terms in 2010, compared to 2009, is presented in the table below.

Sales growth composition 2010 versus 2009

in %

	comparable growth	currency effects	consolidation changes	nominal growth
Healthcare	3.9	6.0	(0.2)	9.7
Consumer Lifestyle	1.3	4.8	1.4	7.5
Lighting	8.7	6.0	0.7	15.4
GM&S	6.4	2.7	(2.6)	6.5

Philips Group	4.8	5.6	0.5	10.9

Group sales amounted to EUR 22,287 million in 2010, 11% nominal growth compared to 2009. Excluding a 6% favorable currency effect, comparable sales were 5% above 2009. Comparable sales were 9% higher at Lighting and 4% higher at Healthcare, though were tempered by 1% higher sales at Consumer Lifestyle.

Healthcare sales amounted to EUR 8,601 million, which was 4% higher than in 2009 on a comparable basis, driven by 6% growth at Patient Care & Clinical Informatics, Home Healthcare Solutions, and Customer Services. Sales at Imaging Systems were broadly in line with 2009, as increase in growth geographies was largely offset by lower sales in North America.

Consumer Lifestyle reported sales of EUR 5,775 million, which was EUR 405 million higher than in 2009, or 1% higher on a comparable basis. We achieved double-digit growth at Health & Wellness and high single-digit growth at Personal Care. This was tempered by a year-on-year sales declines at Lifestyle Entertainment.

Lighting sales amounted to EUR 7,552 million, which was EUR 1 billion higher than in 2009, or 9% higher on a comparable basis. Growth was largely driven by double- digit growth at Lumileds, Automotive Lighting, and Lighting Systems & Controls. Ongoing weakness in residential and commercial construction markets meant our Luminaires businesses yielded little growth.

5.1.2 Earnings

The year 2011

In 2011, Philips’ gross margin was EUR 8,647 million, or 38.3% of sales, compared to EUR 9,096 million, or 40.8% of sales, in 2010. Gross margin in 2011 was impacted by a EUR 128 million charge related to the impairment of customer relationships and brand names in Consumer Luminaires, as well as raw material price increases. Gross margin in 2011 included EUR 53 million in restructuring and acquisition-related charges, whereas 2010 included EUR 97 million in restructuring and acquisition-related charges. Gross margin percentage was lower than in 2010 for all sectors, notably Lighting and Consumer Lifestyle.

Selling expenses increased from EUR 4,876 million in 2010 to EUR 5,160 million in 2011. 2011 included EUR 54 million in restructuring and acquisition-related charges, compared to EUR 75 million in 2010. The year-on-year increase was mainly attributable to higher expenses aimed at driving higher market penetration and increased spending on advertising and promotion. In relation to sales, selling expenses increased from 21.9% to 22.9%. Compared to 2010 selling expenses as a percentage of sales declined in Healthcare, while they were higher in Lighting and Consumer Lifestyle.

General and administrative expenses amounted to EUR 841 million in 2011, compared to EUR 713 million in 2010. In 2010, general and administrative expenses included a EUR 119 million gain related to a change in pension plan, compared to a gain of EUR 21 million in 2011. As a percentage of sales, costs increased from 3.2% in 2010 to 3.7%.

Research and development costs increased from EUR 1,493 million in 2010 to EUR 1,610 million in 2011. The year-on-year increase was largely attributable to higher investments in innovation to support growth. As a percentage of sales, research and development costs increased from 6.7% in 2010 to 7.1%.

The overview below shows sales, IFO and Adjusted IFO according to the 2011 sector classifications.

Sales, IFO and Adjusted IFO 2011

in millions of euros unless otherwise stated

	sales	IFO	%	Adjusted IFO1)%
Healthcare	8,852	93	1.1	1,145	12.9
Consumer Lifestyle	5,823	392	6.7	472	8.1
Lighting	7,638	(362)	(4.7)	445	5.8
GM&S	266	(392)	—	(382)	—

Philips Group	22,579	(269)	(1.2)	1,680	7.4

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

46      Annual Report 2011

5 Group performance 5.1.2 - 5.1.2

Sales, IFO and Adjusted IFO 2010

in millions of euros unless otherwise stated

	sales	IFO	%	Adjusted IFO1)%
Healthcare	8,601	922	10.7	1,186	13.8
Consumer Lifestyle	5,775	679	11.8	718	12.4
Lighting	7,552	695	9.2	869	11.5
GM&S	359	(216)	—	(211)	—

Philips Group	22,287	2,080	9.3	2,562	11.5

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

In 2011, IFO decreased by EUR 2,349 million compared to 2010, to a loss of EUR 269 million, or minus 1.2% of sales. 2011 included EUR 163 million in restructuring and acquisition-related charges, compared to EUR 203 million in 2010. The year-on-year decrease was mainly driven by goodwill impairments of EUR 1,355 million, lower gross margin percentages in Lighting and Consumer Lifestyle, and lower IFO in Group Management & Services.

Amortization of intangibles, excluding software, capitalized product development and impairment- related charges, amounted to EUR 594 million in 2011, compared to EUR 482 million in 2010.

Adjusted IFO decreased from EUR 2,562 million, or 11.5% of sales, in 2010 to EUR 1,680 million, or 7.4% of sales, in 2011. The decrease in Adjusted IFO was attributable to all sectors.

Healthcare

Adjusted IFO decreased from EUR 1,186 million, or 13.8% of sales, in 2010 to EUR 1,145 million, or 12.9% of sales, in 2011. Adjusted IFO improved in Customer Services, Home Healthcare Solutions and PCCI, but was more than offset by lower results in Imaging Systems. Restructuring and acquisition-related charges totaled EUR 20 million, compared to EUR 77 million in 2010.

Consumer Lifestyle

Adjusted IFO decreased from EUR 718 million, or 12.4% of sales, in 2010 to EUR 472 million, or 8.1% of sales, in 2011. Restructuring and acquisition-related charges amounted to EUR 54 million in 2011, compared to EUR 31 million in 2010. The year-on-year Adjusted IFO decrease was largely due to lower sales, particularly in Lifestyle Entertainment, higher investments in advertising and promotion, as well as lower license income. Adjusted IFO was higher than in 2010 in Health & Wellness, while in all other businesses it declined.

Lighting

Adjusted IFO decreased from EUR 869 million, or 11.5% of sales, in 2010 to EUR 445 million, or 5.8% of sales, in 2011. Restructuring and acquisition-related charges amounted to EUR 66 million in 2011, compared to EUR 97 million in 2010. The decrease in Adjusted IFO was largely attributable to lower gross margin due to raw material price increases, as well as step-ups in investments related to growth.

Group Management & Services

Adjusted IFO decreased from a loss of EUR 211 million in 2010 to a loss of EUR 382 million in 2011. Adjusted IFO in 2010 included a EUR 119 million gain related to a change in pension plan. 2011 results included a EUR 21 million gain from a change in a pension plan, and EUR 23 million in restructuring charges. The year-on-year Adjusted IFO decrease was largely attributable to higher pension costs, provisions for legal and environmental claims, and investments related to the Accelerate! program.

For further information regarding the performance of the sectors, see chapter 6, Sector performance, of this report.

The year 2010

In 2010, Philips’ gross margin was EUR 9,096 million, or 40.8% of sales, compared to EUR 7,573 million, or 37.7% of sales, in 2009. Gross margin in 2010 included EUR 96 million restructuring and acquisition-related charges, whereas 2009 included EUR 223 million of restructuring and acquisition-related charges and net asbestos-related recoveries of EUR 57 million. Gross margin percentage was higher than in 2009 in all operating sectors, notably Lighting.

Selling expenses increased from EUR 4,703 million in 2009 to EUR 4,876 million in 2010. 2010 included EUR 75 million of restructuring and acquisition-related charges, compared to EUR 158 million in 2009. The year-on-year increase was mainly attributable to higher expenses aimed at supporting higher sales, and increased investments in advertising and promotion. In relation to sales, selling expenses decreased from 23.4% in 2009 to 21.9% in 2010. Expenses were lower than in 2009 in all sectors.

General and administrative expenses amounted to EUR 713 million in 2010, compared to EUR 721 million in 2009. As a percentage of sales, costs improved from 3.6% in 2009 to 3.2% in 2010.

Research and development costs declined from EUR 1,542 million in 2009 to EUR 1,493 million in 2010. The year-on-year decline was largely attributable to lower restructuring and acquisition-related charges, which

Annual Report 2011      47

5 Group performance 5.1.3 - 5.1.3

amounted to EUR 10 million in 2010, compared to EUR 68 million in 2009, and to the discontinuation of certain activities in the field of Molecular Healthcare and 3D Displays. As a percentage of sales, research and development costs decreased from 7.7% in 2009 to 6.7% in 2010.

The overview above shows sales, IFO and Adjusted IFO according to the 2010 sector classifications.

Sales, IFO and Adjusted IFO 2009

in millions of euros unless otherwise stated

	sales	IFO	%	Adjusted IFO1)%
Healthcare	7,839	593	7.6	848	10.8
Consumer Lifestyle	5,370	436	8.1	454	8.5
Lighting	6,546	(16)	(0.2)	145	2.2
GM&S	337	(353)	—	(351)	—
Philips Group	20,092	660	3.3	1,096	5.5

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

In 2010, IFO increased by EUR 1,420 million compared to 2009, to EUR 2,080 million, or 9.3% of sales. 2010 included EUR 203 million of restructuring and acquisition-related charges, compared to EUR 489 million in 2009. In addition to lower restructuring and acquisition-related charges, the year-on-year improvement was mainly driven by higher sales and a higher gross margin percentage in each of the operating sectors, and lower costs in Group Management & Services.

Amortization of intangibles, excluding software and capitalized product development, amounted to EUR 487 million in 2010, compared to EUR 436 million in 2009. Amortization charges were higher than in 2009 due to acquisitions.

Adjusted IFO increased from EUR 1,096 million, or 5.5% of sales, in 2009 to EUR 2,562 million, or 11.5% of sales, in 2010. Higher Adjusted IFO was visible in all sectors, notably Lighting.

Healthcare

Adjusted IFO increased from EUR 848 million, or 10.8% of sales, in 2009 to EUR 1,186 million, or 13.8% of sales, in 2010. Adjusted IFO improvements were realized across all businesses, largely as a result of higher sales, favorable currency impact and cost-saving programs. Restructuring and acquisition-related charges totaled EUR 77 million, compared to EUR 106 million in 2009.

Consumer Lifestyle

Adjusted IFO improved from EUR 454 million, or 8.5% of sales, in 2009 to EUR 718 million, or 12.4% of sales, in 2010. Restructuring and acquisition-related charges amounted to EUR 31 million in 2010, compared to EUR 74 million in 2009. The year-on-year Adjusted IFO improvement was largely driven by higher sales, fixed cost savings, EUR 48 million product recall related charges in 2009, and lower restructuring charges. Adjusted IFO was higher than in 2009 in all businesses. Notable improvements were achieved in Domestic Appliances and Licenses.

Lighting

Adjusted IFO amounted to EUR 869 million, or 11.5% of sales, which included EUR 97 million of restructuring and acquisition-related charges. EUR 247 million of restructuring and acquisition-related charges were included in 2009. The Adjusted IFO improvement was also driven by higher sales, improved gross margin and fixed cost savings from restructuring programs.

Group Management & Services

Adjusted IFO improved from a loss of EUR 351 million in 2009 to a loss of EUR 211 million in 2010. 2010 results included a EUR 119 million gain from a change in a pension plan. Adjusted IFO in 2009 included a EUR 134 million gain related to curtailment for retiree medical benefit plans, EUR 57 million of net asbestos-related recoveries, and EUR 46 million of asset write-offs. 2009 also included EUR 63 million restructuring charges. The year-on-year Adjusted IFO improvement was largely attributable to higher license revenue, discontinuation of Molecular Healthcare, and lower costs in the global service units.

5.1.3 Pensions

The year 2011

The net periodic pension costs of defined-benefit pension plans amounted to a cost of EUR 18 million in 2011, compared to a credit of EUR 105 million in 2010. The defined-contribution pension cost amounted to EUR 120 million, EUR 6 million higher than in 2010.

In 2011, further steps were taken to manage the financial exposure to defined benefit plans. One of our major plans was frozen and the active members were transferred to a defined contribution plan, causing a curtailment gain. In the same plan, a prior-service gain was recognized due to retired members opting for a one-off benefit increase in exchange for future indexation. The overall curtailment gain for 2011 was EUR 18 million and the prior-service cost gain was EUR 20 million.

48      Annual Report 2011

5 Group performance 5.1.4 - 5.1.4

The funded status of our defined benefit plans deteriorated in 2011 due to adverse market movements and lower interest rates. However, this was largely offset by the unrecognized surpluses of the Group’s main plans, reducing the impact on the net balance sheet position.

In 2010, results were positively impacted by the recognition of EUR 119 million of negative prior-service costs. These resulted from a reduction of pension benefits expected to be paid in the future, in part due to a change in indexation. In 2010, a curtailment gain of EUR 9 million on one of our retiree medical plans was recognized due to the partial closure of a US site.

For further information, refer to note 29, Pensions and other postretirement benefits.

The year 2010

The net periodic pension costs of defined-benefit pension plans amounted to a credit of EUR 105 million in 2010, compared to a net result of 0 in 2009. The defined- contribution pension cost amounted to EUR 114 million, EUR 11 million higher than in 2009, mainly due to a gradual shift from defined-benefit to defined-contribution pension plans.

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

For further information, reference is made to note 29, Pensions and other postretirement benefits.

5.1.4 Restructuring and impairment charges

The year 2011

In 2011, IFO included net charges totaling EUR 1,572 million for restructuring and related asset impairments. The annual impairment test led to selected adjustments of pre-recession business cases as well as an adjustment of the discount rate across Philips, leading to a EUR 1,355 million impairment of goodwill. In addition to the annual goodwill impairment tests, trigger-based impairment tests were performed during the year, but resulted in no further goodwill impairments. 2011 also included a EUR 128 million charge related to the impairment of customer relationships and brand names at Consumer Luminaires.

2010 included EUR 132 million in restructuring and related asset impairment charges.

For further information on sensitivity analysis, please refer to note 9, Goodwill.

Restructuring and related charges

in millions of euros

	2009	2010	2011
Restructuring and related charges per sector:
Healthcare	42	48	3
Consumer Lifestyle	57	12	9
Lighting	225	74	54
Group Management & Services	63	(2)	23

Continuing operations	387	132	89
Discontinued operations	63	30	15

Cost breakdown of restructuring and related charges:
Personnel lay-off costs	331	151	109
Release of provision	(66)	(70)	(45)
Restructuring-related asset impairment	81	14	10
Other restructuring-related costs	41	37	15

Continuing operations	387	132	89
Discontinued operations	63	30	15

In 2011, the most significant restructuring projects related to Lighting and Group Management & Services and were mainly driven by our change program Accelerate!. Restructuring projects at Lighting centered on Luminaires businesses and Lamps, the largest of which took place in the Netherlands, Brazil and in the US. Group Management & Services restructuring projects focused on the Global Service Units (primarily in the Netherlands), Corporate and Country Overheads (mainly in the Netherlands, Brazil and Italy) and Philips Design (the Netherlands). In Healthcare, the largest projects were undertaken in Imaging Systems, Home Healthcare Solutions and Patient Care & Clinical Informatics in various locations in the US to reduce the operating costs and simplify the organization. Consumer Lifestyle restructuring charges mainly related to our remaining Television operations in Europe.

The restructuring charges in 2010 were mainly attributable to the operating sectors. Within Healthcare, the largest projects related to the reorganization of the commercial organization in Imaging Systems (Germany,

Annual Report 2011      49

5 Group performance 5.1.5 - 5.1.5

the Netherlands and the US). Consumer Lifestyle restructuring charges were mainly in Lifestyle Entertainment, primarily in the Netherlands and the US. Restructuring projects in Lighting were focused on the reduction of production capacity in traditional lighting technologies, such as incandescent. The largest projects were initiated in Brazil, France and the US.

For further information on restructuring, refer to note 20, Provisions.

The year 2010

In 2010, IFO included net charges totaling EUR 132 million for restructuring and related asset impairments. 2009 included EUR 387 million of restructuring and related asset impairment charges. In addition to the annual goodwill impairment tests for Philips, trigger-based impairment tests were performed during the year, resulting in no goodwill impairments.

For further information on sensitivity analysis, please refer to note 9, Goodwill.

The restructuring charges in 2010 were mainly attributable to the operating sectors. Within Healthcare, the largest projects related to the reorganization of the commercial organization in Imaging Systems (Germany, Netherlands, and the US). Consumer Lifestyle restructuring charges were mainly in Lifestyle Entertainment, primarily in the Netherlands and the US. Restructuring projects in Lighting were focused on reduction of production capacity in traditional lighting technologies, such as incandescent. The largest projects were initiated in Brazil, France, and the US.

In 2009, the most significant restructuring projects related to Lighting and Consumer Lifestyle. Restructuring projects at Lighting centered on Lamps. The largest restructuring projects were in the Netherlands, Belgium, Poland and various locations in the US. Consumer Lifestyle restructuring projects focused on Lifestyle Entertainment (mainly Technology & Development in the Netherlands) and Domestic Appliances (mainly Singapore and China). Healthcare initiated various restructuring projects aimed at reduction of the fixed cost structure, mainly impacting Imaging Systems (Netherlands), Home Healthcare Solutions and Patient Care & Clinical Informatics (various locations in the US).

Other restructuring projects focused on reducing the fixed cost structure of Corporate Technologies, Philips Information Technology, Philips Design, and Corporate Overheads within Group Management & Services.

Reference is made to note 20, Provisions. For further information on impairment please refer to the information under the heading “Impairment of non- financial assets” in section 5.7, Critical accounting policies, of this report.

5.1.5 Financial income and expenses

The year 2011

A breakdown of Financial income and expenses is presented in the table below.

Financial income and expenses

in millions of euros

	2009	2010	2011
Interest expense (net)	(252)	(225)	(210)
Sale of securities	126	162	51
Impairment on securities	(58)	(2)	(34)
Other	22	(56)	(47)

	(162)	(121)	(240)

The net interest expense in 2011 was EUR 15 million lower than in 2010, mainly as a result of lower average outstanding debt.

Sale of securities

in millions of euros

	2009	2010	2011
Gain on sale of NXP shares	—	154	—
Gain on sale of TCL shares	—	—	44
Gain on sale of LG Display shares	69	—	—
Gain on sale of Digimarc shares	—	—	6
Gain on sale of Pace shares	48	—	—
Others	9	8	1

	126	162	51

In 2011, income from the sale of securities totaled EUR 51 million. This included a EUR 44 million gain from the sale of the remaining shares in TCL and a EUR 6 million gain on the sale of shares of Digimarc. In 2010, income from the sale of securities of EUR 162 million was mainly attributable to the sale of NXP shares.

50      Annual Report 2011

5 Group performance 5.1.6 - 5.1.6

Impairments on securities

in millions of euros

	2009	2010	2011
NXP	(48)	—	—
TPV	—	—	(25)
Chi-Mei Innolux	—	—	(4)
BG Medicine	—	—	(2)
Prime Technology	(6)	(2)	(1)
Other	(4)	—	(2)

	(58)	(2)	(34)

2011 was impacted by impairment charges amounting to EUR 34 million, mainly from shareholdings in TPV Technologies Ltd.

Other financial expenses totaled to a EUR 47 million expense in 2011, compared to EUR 56 million in 2010. In 2011 these primarily consisted of a EUR 35 million other financing charge and a EUR 33 million accretion expense (mainly associated with discounted provisions) offset by EUR 11 million dividend income and other financial income, including a net gain of EUR 6 million mostly from the revaluation impact of the option related to NXP.

Other financial expenses in 2010 primarily consisted of a EUR 21 million expense related to the revaluation of the convertible bonds received from TPV Technology and CBAY, and a EUR 20 million accretion expense mainly associated with discounted provisions.

For further information, refer to note 2, Financial income and expenses.

The year 2010

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

Other financial expenses amounted to a EUR 56 million expense in 2010, compared to EUR 22 million income in 2009. 2010 primarily consisted of a EUR 21 million loss related to the revaluation of the convertible bonds received from TPV Technology and CBaySystems Holdings (CBAY), and a EUR 20 million accretion expense mainly associated with discounted provisions.

Other financial expenses in 2009 primarily consisted of a EUR 20 million gain related to the revaluation of the convertible bonds received from TPV Technology and CBAY, and dividend income totaling EUR 16 million, EUR 12 million of which related to holdings in LG Display. Other financial expenses included EUR 15 million accretion expenses, mainly associated with discounted asbestos provisions.

For further information, refer to note 2, Financial income and expenses.

5.1.6 Income taxes

The year 2011

Income taxes amounted to EUR 283 million, despite losses incurred for the year, mainly due to goodwill impairment losses, which are largely non-tax-deductible. The tax charge was EUR 216 million lower than in 2010 due to lower taxable earnings, partly offset by higher incidental tax expenses.

The tax burden in 2011 corresponded to an effective income tax rate of negative 55.6%, compared to a positive 25.5% in 2010. The effective income tax rate is negative attributable to goodwill impairment losses of EUR 1,355 million, which are largely non-tax-deductible. Excluding the non-tax-deductible goodwill impairment losses, the effective income tax rate increased mainly due to a change in the mix of profits and losses in various countries, a change in the country mix of income tax rates and higher new loss carry forwards not expected to be realized.

For 2012, the effective tax rate excluding incidental non- taxable items is expected to be between 32% and 35%.

For further information, refer to note 3, Income taxes.

The year 2010

Income taxes amounted to EUR 499 million, compared to EUR 99 million in 2009. The year-on-year increase was largely attributable to higher taxable earnings.

The tax burden in 2010 corresponded to an effective tax rate of 25.5%, compared to 19.9% in 2009. The increase in the effective tax rate was attributable to a change in the country mix of income tax rates and a change in the mix of profits and losses in the various countries, as well as

Annual Report 2011      51

5 Group performance 5.1.7 - 5.1.10

2009’s recognition of a deferred tax asset for Lumileds previously not recognized. This was partly offset by a number of tax settlements.

Reference is made to note 3, Income taxes.

5.1.7 Results of investments in associates

The year 2011

The results related to investments in associates declined from EUR 18 million in 2010 to EUR 16 million in 2011, largely attributable to the results on the sale of shares of EUR 5 million in 2010.

Results of investments in associates

in millions of euros

	2009	2010	2011
Company’s participation in income	23	14	18
Results on sale of shares	—	5	—
(Reversal of) investment impairment and other charges	54	(1)	(2)

	77	18	16

The company’s participation in income increased from EUR 14 million in 2010 to EUR 18 million in 2011, mainly attributable to results on Intertrust.

For further information, refer to note 4, Investments in associates.

The year 2010

The results related to investments in associates declined from EUR 77 million in 2009 to EUR 18 million in 2010.

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

For further information, refer to note 4, Investments in associates.

5.1.8 Non-controlling interests

The year 2011

Net income attributable to non-controlling interests amounted to EUR 4 million in 2011, compared to EUR 6 million in 2010.

The year 2010

Net income attributable to non-controlling interests amounted to EUR 6 million in 2010, compared to EUR 14 million in 2009.

5.1.9 Discontinued operations

In connection with the announcement made on April 18th of the Television long-term strategic partnership with TPV Technology Limited, the results of the Television business are reported separately as discontinued operations. Consequently, the related results, including transaction gains and losses, are shown separately in the financial statements under Discontinued operations.

The loss from discontinued operations of EUR 515 million was mainly due to the transaction loss recorded in connection with the sale of our Television business of EUR 353 million (after tax), which included a provision for an onerous contract for the loss recognized upon signing the agreement with TPV, accruals for the expected costs of disentanglement and value adjustments to assets. In addition, the net operational results of the business were an after-tax loss of EUR 162 million. The transaction is expected to close in the first quarter of 2012.

For further information, refer to note 5, Discontinued operations and other assets classified as held for sale.

5.1.10 Net income

The year 2011

Net income decreased from EUR 1,452 million in 2010 to a negative EUR 1,291 million in 2011. The decrease was largely due to EUR 2,349 million lower IFO and EUR 489 million higher costs related to discontinued operations, partly offset by EUR 216 million lower income tax charges.

Net income attributable to shareholders per common share decreased from EUR 1.54 per common share in 2010 to negative EUR 1.36 per common share in 2011.

The year 2010

Net income increased from EUR 424 million in 2009 to EUR 1,452 million. The improvement was driven by EUR 1,420 million higher IFO and EUR 41 million lower costs in Financial income and expenses, partly offset by EUR 400 million higher income tax charges and EUR 59 million lower income from our investments in associates.

Net income attributable to shareholders per common share increased from EUR 0.46 per common share in 2009 to EUR 1.54 per common share in 2010.

52      Annual Report 2011

5 Group performance 5.1.11 - 5.1.11

5.1.11 Acquisitions and divestments

In 2011, Philips completed six strategically-aligned acquisitions, benefiting all three operating sectors.

In 2011, acquisitions resulted in post-merger integration charges totaling EUR 74 million: Healthcare EUR 17 million, Consumer Lifestyle EUR 45 million, and Lighting EUR 12 million.

In 2010, acquisitions led to post-merger integration charges totaling EUR 70 million: Healthcare EUR 29 million, Consumer Lifestyle EUR 18 million, and Lighting EUR 23 million.

For further information, refer to note 7, Acquisitions and divestments.

Acquisitions

Within Healthcare, we completed three acquisitions to expand our global presence and expand our capabilities: Sectra, AllParts Medical and Dameca. In Sweden, we acquired the mammography equipment line of Sectra. We acquired Denmark-based Dameca, a global provider of anesthesia machines and accessories for the operating room. In the US, we acquired AllParts Medical, a provider of imaging equipment parts and training that expands our capabilities in imaging equipment services.

Within Consumer Lifestyle, Philips completed two acquisitions that underline the importance Philips attaches to building business creation capabilities in growth geographies. In India, we acquired the assets of the Preethi business, a leading kitchen appliances company in India. In China, we acquired Povos, a leading kitchen appliances company in China.

Within Lighting, Philips acquired Optimum Lighting, strengthening its position within energy-efficient professional lighting solutions in North America.

In 2010, we completed eleven acquisitions. Healthcare acquisitions included Somnolyzer, Tesco, Apex, CDP Medical, Wheb Sistemas and medSage Technologies. Within Lighting, Philips completed the acquisitions of Luceplan, Burton, Street Lighting Controls from Amplex A/S and NCW. Within Consumer Lifestyle, Philips acquired Discus.

In 2009, we completed eight acquisitions. Healthcare acquisitions included Meditronics, Traxtal and InnerCool. Within Lighting, Philips completed the acquisition of four companies: Dynalite, Teletrol Systems, Ilti Luce and Selecon. Within Consumer Lifestyle, Philips acquired Saeco.

Divestments

In 2011, Philips divested 80% of the shares in Assembléon. The Assembléon shares were sold to H2 Equity Partners, an Amsterdam-based private equity firm, for a consideration of EUR 14 million.

In 2010, Philips divested 9.4% of the shares in TPV Technology Ltd (TPV). The TPV shares were sold to CEIC Ltd, a Hong Kong-based technology company, for a cash consideration of EUR 98 million.

In 2009, Philips sold its shares in FIMI to Barco NV, in line with its strategy to divest non-core activities and focus on expanding its growth platforms.

For details, please refer to note 7, Acquisitions and divestments.

5.1.12 Performance by geographic cluster

The year 2011

In 2011, sales grew 4% on a comparable basis (1% nominally), driven by growth in Healthcare and Lighting, notably in growth geographies.

Comparable sales growth by geographic cluster1)

as a %

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

Sales in mature geographies were EUR 247 million lower than in 2010, but 1% higher on a comparable basis. Sales in Western Europe were impacted by the macroeconomic developments, resulting in lower nominal sales for all sectors, particularly in the fourth quarter. Lighting sales in Western Europe showed a slight increase on a comparable basis. Sales in North America showed a slight decline from 2010 nominally, while on a comparable basis they were slightly higher than in 2010, driven by single-digit growth at Healthcare and Lighting. Both nominal and comparable sales in other mature geographies showed strong growth. Comparable sales in

Annual Report 2011      53

5 Group performance 5.1.13 - 5.1.13

other mature geographies grew by double-digits at Lighting and Consumer Lifestyle, and by mid single-digit at Healthcare.

In growth geographies, sales grew by EUR 539 million, or 11% on a comparable basis, driven by double-digit growth in all sectors, notably Healthcare (15%). In China, Healthcare and Consumer Lifestyle recorded solid double-digit nominal and comparable growth. Sales in Russia also showed double-digit growth, attributable to strong sales performance at Lighting and Healthcare.

Sales per geographic cluster

in millions of euros

1)	Revised to reflect an adjusted geographic cluster allocation

The year 2010

In 2010, sales grew 5% on a comparable basis, driven by growth in all sectors, notably in growth geographies.

Sales in mature geographies were EUR 885 million higher than in 2009, or 1% higher on a comparable basis. Sales in Western Europe were in line with 2009, mainly due to lower sales at Consumer Lifestyle, which were offset by growth at Healthcare. Sales in North America were slightly higher than in 2009, attributable to low single-digit growth in Lighting and Consumer Lifestyle.

Healthcare sales in North America were on par with 2009 on a comparable basis. Sales in other mature geographies, however, grew by double-digits in all sectors.

In growth geographies, sales grew by 14%, driven by growth in all sectors, notably Lighting (more than 20%). Solid double-digit growth was visible in China, driven by Healthcare and Lighting. Sales in Russia also showed double-digit growth, attributable to strong sales performance at Consumer Lifestyle and Lighting.

5.1.13 Employment

The year 2011

The total number of Philips Group employees was 121,888 at the end of 2011, compared to 116,165 at the end of 2010. Approximately 44% were employed in the Lighting sector, due to the continued vertical integration in this business. Some 31% were employed in the Healthcare sector and approximately 15% in the Consumer Lifestyle sector.

Employees per sector 2011

in FTEs at year-end

Compared to 2010, the number of employees increased by 5,723. This figure included 4,759 additional employees from acquisitions and reduction of 479 employees via divestments. The remaining increase centered primarily on Healthcare, mainly in North America.

Approximately 53% of the Philips workforce is located in mature geographies, and about 47% in growth geographies. In 2011, the number of employees in mature geographies increased slightly as headcount reduction from organizational restructuring was more than offset by additional headcount from growing businesses within Healthcare. Growth geographies headcount increased by 5,208, mainly as a result of acquisitions in Consumer Lifestyle.

Employees per sector

in FTEs at year-end

	2009	2010	2011
Healthcare1)	34,525	36,253	37,955
Consumer Lifestyle	13,625	14,095	18,291
Lighting	51,653	53,888	53,168
Group Management & Services	11,586	11,929	12,474

	111,389	116,165	121,888
Discontinued operations	4,764	3,610	3,353

	116,153	119,775	125,241

1)	Adjusted to reflect a change of employees reported for the past periods

54      Annual Report 2011

5 Group performance 5.2 - 5.2.1

Employees per geographic cluster

in FTEs at year-end

	20091)	20101)	2011
Western Europe	34,174	33,557	33,515
North America	27,055	27,881	28,249
Other mature geographies	3,094	3,045	3,234

Total mature geographies	64,323	64,483	64,998
Growth geographies	47,066	51,682	56,890

	111,389	116,165	121,888
Discontinued operations	4,764	3,610	3,353

	116,153	119,775	125,241

1)	Adjusted to reflect a change of employees reported in the Healthcare sector

Employment

in FTEs

	20091)	20101)	2011
Position at beginning of year	121,654	116,153	119,775
Consolidation changes:
acquisitions	2,432	1,457	4,759
divestments	(276)	(307)	(479)
Comparable change	(7,657)	2,472	1,186

Position at year-end	116,153	119,775	125,241
of which:
continued operations	111,389	116,165	121,888
discontinued operations	4,764	3,610	3,353

1)	Adjusted to reflect a change of employees reported in the Healthcare sector

The year 2010

The total number of employees of the Philips Group was 119,775 at the end of 2010, compared to 116,153 at the end of 2009. Approximately 45% were employed in the Lighting sector, due to the continued relatively strong vertical integration in this business. Some 30% were employed in the Healthcare sector and approximately 12% of the workforce was employed in the Consumer Lifestyle sector.

The increase in headcount in 2010 was mainly attributable to acquisitions and an increase in temporary employees in Lighting to support higher levels of activity. The number of employees increased in all sectors.

5.2 Liquidity and capital resources

Prior years results and cash flows have been restated to reflect the effect of classifying the Television business as discontinued operations in 2011.

5.2.1 Cash flows provided by continuing operations

The year 2011

Cash flows from operating activities

Net cash flow from operating activities amounted to EUR 836 million in 2011, compared to EUR 2,121 million in 2010. The year-on-year decline was largely attributable to lower cash earnings and higher working capital outflow, mainly related to accounts payable, partly offset by lower inventories and an increase in provisions. The accounts payable outflow was mainly due to the tightening of vendor payments in the operating sectors, as well as the timing of taxes payable.

Cash flows from operating activities and net capital expenditures

in millions of euros

Annual Report 2011      55

5 Group performance 5.2.1 - 5.2.1

Condensed consolidated statements of cash flows for the years ended December 31, 2009, 2010 and 2011 are presented below:

Condensed consolidated cash flow statements1)

in millions of euros

	2009	2010	2011
Cash flows from operating activities:
Net income (loss)	424	1,452	(1,291)
Adjustments to reconcile net income to net cash provided by operating activities	967	669	2,127

Net cash provided by operating activities	1,391	2,121	836
Net cash (used for) provided by investing activities	(165)	(646)	(1,364)

Cash flows before financing activities2)	1,226	1,475	(528)
Net cash used for financing activities	(544)	(95)	(1,787)

Cash (used for) provided by continuing operations	682	1,380	(2,315)
Net cash (used for) discontinued operations	99	(22)	(364)
Effect of changes in exchange rates on cash and cash equivalents	(15)	89	(7)

Total change in cash and cash equivalents	766	1,447	(2,686)
Cash and cash equivalents at the beginning of year	3,620	4,386	5,833

Cash and cash equivalents at the end of year	4,386	5,833	3,147

1)	Please refer to section 12.7, Consolidated statements of cash flows, of this report
2)	Please refer to chapter 15, Reconciliation of non-GAAP information, of this report

Cash flows from investing activities

2011 cash flows from investing activities resulted in a net outflow of EUR 1,364 million, attributable to EUR 944 million cash used for net capital expenditures and EUR 552 million used for acquisitions, mainly for Povos, Preethi and Sectra. This was partly offset by EUR 106 million proceeds from sale of financial assets and divestment, mainly TCL and Digimarc shares.

2010 cash flows from investing activities resulted in a net outflow of EUR 646 million, attributable to EUR 765 million cash used for net capital expenditures and EUR 241 million used for acquisitions, mainly for Discus, NCW and medSage Technologies. This was partly offset by EUR 385 million proceeds from divestment, including the sale of 9.4% of the shares in TPV and the redemption of the TPV and CBAY convertible bonds.

Net capital expenditures

Net capital expenditures totaled EUR 944 million, which was EUR 179 million higher than 2010. Higher investments were visible in all sectors, notably additional growth-focused investments in Healthcare.

Cash flows from acquisitions, divestments and derivatives

in millions of euros

Acquisitions

Net cash impact of acquisitions in 2011 was a total of EUR 552 million, mainly related to the acquisitions for Povos, Preethi and Sectra.

In 2010, a total of EUR 241 million cash was used for acquisitions, mainly Discus, NCW and medSage Technologies.

Divestments and derivatives

Cash proceeds of EUR 106 million were received from divestments, mainly attributable to EUR 69 million for the sale of remaining shares in TCL, as well as divestments of non-strategic businesses within Consumer Lifestyle and Healthcare. Cash flows from derivatives and securities led to a net cash inflow of EUR 26 million.

In 2010, cash proceeds of EUR 385 million were received from divestments, including EUR 98 million from the sale of 9.4% shares in TPV, EUR 165 million and EUR 74 million from the redemption of the TPV and CBAY convertible bonds respectively. The transaction related to the sale of the remaining NXP shares to Philips UK pension fund which was cash-neutral. Net cash flows used for derivatives led to a EUR 25 million net outflow.

Cash flows from financing activities

Net cash used for financing activities in 2011 was EUR 1,787 million. Philips’ shareholders were paid EUR 711 million in the form of a dividend of which cash dividend amounted to EUR 259 million. The net impact of changes in debt was a decrease of EUR 857 million, including the redemption of a EUR 750 million bond, a USD 350 million bond and other debts totaling EUR 1,314 million, partially

56      Annual Report 2011

5 Group performance 5.2.1 - 5.2.1

offset by the drawdown of EUR 200 million committed facility and other new long-term borrowing totaling EUR 457 million. Additionally, net cash outflows for share buyback and share delivery totaled EUR 671 million.

Net cash used for financing activities in 2010 was EUR 95 million. Philips’ shareholders were paid EUR 650 million in the form of a dividend of which cash dividend amounted to EUR 296 million. The net impact of changes in debt was an increase of EUR 136 million, including a EUR 214 million increase from finance lease and bank loans, partially offset by repayments on short-term debts and other long-term debt amounting to EUR 78 million. Additionally, net cash inflows for share delivery totaled EUR 65 million.

The year 2010

Cash flows from operating activities

Net cash flow from operating activities amounted to EUR 2,121 million in 2010, compared to EUR 1,391 million in 2009. The year-on-year improvement was largely attributable to higher earnings across all sectors and last year’s EUR 485 million final asbestos settlement payment, partly offset by higher working capital requirements.

Cash flows from investing activities

2010 cash flows from investing activities resulted in a net outflow of EUR 646 million, attributable to EUR 765 million cash used for net capital expenditures and EUR 241 million used for acquisitions, chiefly for Discus, NCW and medSage Technologies. This was partly offset by EUR 385 million proceeds from divestment, including the sale of 9.4% of the shares in TPV and the redemption of the TPV and CBAY convertible bonds.

2009 cash flows from investing activities resulted in a net outflow of EUR 165 million, due to EUR 628 million cash used for net capital expenditures, EUR 301 million used for acquisitions, and EUR 38 million outflow related to derivatives and securities, partly offset by EUR 802 million inflows received mostly from the sale of other non-current financial assets (mainly LG Display and Pace Micro Technology).

Net capital expenditures

Net capital expenditures totaled EUR 765 million, which was EUR 137 million higher than 2009. Higher investments were visible in all sectors, notably additional growth-focused investments in Lighting.

Reference is made to the information under the heading “Acquisitions and divestments” on pages 63 and 64 of the 2010 Annual Report, which is incorporated herein by reference.

Acquisitions

In 2010, a total of EUR 241 million cash was used for acquisitions, mainly Discus (EUR 129million), NCW (EUR 13 million) and medSage Technologies (EUR 14 million).

In 2009, a total of EUR 301 million cash was used for acquisitions, mainly Saeco (EUR 171 million), Dynalite (EUR 31 million) and Traxtal (EUR 18 million).

Divestments and derivatives

In 2010, cash proceeds of EUR 385 million were received from divestments, including EUR 98 million from the sale of 9.4% shares in TPV, EUR 165 million and EUR 74 million from the redemption of the TPV and CBAY convertible bonds respectively. The transaction related to the sale of the remaining NXP shares to Philips UK pension fund was cash-neutral. Cash flows used for derivatives led to a EUR 25 million outflow.

In 2009, cash proceeds of EUR 628 million and EUR 76 million were received from the final sale of stakes in LG Display and Pace Micro Technology respectively. Cash flows from derivatives and securities led to a net cash outflow of EUR 38 million.

Cash flows from financing activities

Net cash used for financing activities in 2010 was EUR 95 million. Philips’ shareholders were paid EUR 650 million in the form of a dividend of which cash dividend amounted to EUR 296 million. The net impact of changes in debt was an increase of EUR 136 million, including a EUR 214 million increase from finance lease and bank loans, partially offset by repayments on short-term debts and other long-term debt amounting to EUR 78 million. Additionally, net cash inflows for share delivery totaled EUR 65 million.

Net cash used for financing activities in 2009 was EUR 544 million. Philips’ shareholders were paid EUR 647 million in the form of a dividend payment. The net impact of changes in debt was an increase of EUR 61 million, including the drawdown of a EUR 251 million loan, EUR 62 million increase from finance lease and bank loans, offset by repayments on short-term debts and other long- term debt amounting to EUR 252 million. Additionally, net cash inflows for share delivery totaled EUR 29 million.

Annual Report 2011      57

5 Group performance 5.2.2 - 5.2.4

5.2.2 Cash flows from discontinued operations

The year 2011

In 2011, EUR 364 million cash was used by discontinued operations, attributable to the operating cash flows of the Television business of EUR 270 million and cash flow to investing activities of EUR 94 million.

In 2010, EUR 22 million cash was used by discontinued operations, attributable to cash flow to investing activities of EUR 56 million of the Television business and partially offset by EUR 34 million of operating cash flows.

The year 2010

In 2010, EUR 22 million cash was used by discontinued operations, attributable to cash flow to investing activities of EUR 56 million of the Television business and partially offset by EUR 34 million of operating cash flows.

In 2009, EUR 99 million cash was provided by discontinued operations, driven by EUR 153 million of operating cash flows and partially offset by EUR 54 million of cash flows to investing activities.

5.2.3 Financing

The year 2011

Condensed consolidated balance sheets for the years 2009, 2010 and 2011 are presented below:

Condensed consolidated balance sheet information1)

in millions of euros

	2009	2010	2011

Intangible assets	11,523	12,233	11,012
Property, plant and equipment	3,252	3,145	3,014
Inventories	2,913	3,865	3,625
Receivables	7,188	6,296	6,839
Accounts payable and other liabilities	(9,166)	(10,180)	(10,017)
Provisions	(2,450)	(2,339)	(2,639)
Other financial assets	984	596	575
Investments in associates	281	181	203

	14,525	13,797	12,612

Cash and cash equivalents	4,386	5,833	3,147
Debt	(4,267)	(4,658)	(3,860)

Net cash (debt)	119	1,175	(713)
Non-controlling interests	(49)	(46)	(34)
Shareholders’ equity	(14,595)	(15,046)	(12,355)

	(14,525)	(13,917)	(13,102)

1)	Please refer to section 12.6, Consolidated balance sheets, of this report

5.2.4 Cash and cash equivalents

The year 2011

In 2011, cash and cash equivalents decreased by EUR 2,686 million to EUR 3,147 million at year-end. Cash inflow from operations amounted to EUR 836 million, a total outflow on net capital expenditure of EUR 944 million, EUR 857 million from changes in debt, EUR 671 million from treasury share transactions, EUR 552 million for acquisitions, EUR 259 million of cash dividend payout, partially offset by EUR 106 million proceeds from divestments including EUR 87 million from the sale of stakes and unfavorable currency translation effects of EUR 7 million.

In 2010, cash and cash equivalents increased by EUR 1,447 million to EUR 5,833 million at year-end. Cash inflow from operations amounted to EUR 2,121 million, a total outflow on net capital expenditure of EUR 765 million, and there was EUR 385 million proceeds from divestments including EUR 268 million from the sale of stakes. This was partly offset by an outflow of EUR 296 million related to the cash dividend payout, EUR 241 million for acquisitions and favorable currency translation effects of EUR 89 million.

58      Annual Report 2011

5 Group performance 5.2.5 - 5.2.5

Cash balance movements in 2011

in millions of euros

1)	Includes the sale of shares in TCL and Digimarc, and the sale of small portion of Discuss and Raytel Imagine Network
2)	Please refer to chapter 15, Reconciliation of non-GAAP information, of this report
3)	Includes cash inflow for derivatives, partly offset by unfavourable currency effect
4)	Includes the acquisitions of Povos, Preethi and Sectra

The year 2010

In 2010, cash and cash equivalents increased by EUR 1,447 million to EUR 5,833 million at year-end. Cash inflow from operations amounted to EUR 2,121 million, a total outflow on net capital expenditure of EUR 765 million, and there was EUR 385 million proceeds from divestments including EUR 268 million from the sale of stakes. This was partly offset by an outflow of EUR 296 million related to the cash dividend payout, EUR 241 million for acquisitions and favorable currency translation effects of EUR 89 million.

In 2009, cash and cash equivalents increased by EUR 766 million to EUR 4,386 million at year-end. Cash inflow from operations amounted to EUR 1,391 million, and there was EUR 802 million proceeds from divestments including EUR 718 million from the sale of stakes. This was partly offset by an outflow of EUR 647 million related to the annual dividend, EUR 301 million for acquisitions and small unfavorable currency translation effects of EUR 15 million.

5.2.5 Debt position

The year 2011

Total debt outstanding at the end of 2011 was EUR 3,860 million, compared with EUR 4,658 million at the end of 2010.

Changes in debt

in millions of euros

	2009	2010	2011
New borrowings	(312)	(214)	(457)
Repayments	251	78	1,314
Consolidation and currency effects	(18)	(255)	(59)

Total changes in debt	(79)	(391)	798

In 2011, total debt decreased by EUR 798 million. The repayment of EUR 1,314 million included redemptions of a EUR 750 million bond, a USD 350 million bond, and EUR 217 million repayment in short-term debt. New borrowing and finance leases amounted to EUR 457 million. Other changes resulting from consolidation and currency effects led to an increase of EUR 59 million.

In 2010, total debt increased by EUR 391 million. The increase in borrowings including finance leases was EUR 214 million. Repayments under finance leases amounted to EUR 50 million, while EUR 28 million was used to reduce other long-term debt. Other changes resulting from consolidation and currency effects led to an increase of EUR 255 million.

Long-term debt as a proportion of the total debt stood at 85% at the end of 2011 with an average remaining term of 10.4 years, compared to 60% at the end of 2010.

For further information, please refer to note 19, Long-term debt and short-term debt

The year 2010

Total debt outstanding at the end of 2010 was EUR 4,658 million, compared with EUR 4,267 million at the end of 2009.

In 2010, total debt increased by EUR 391 million. The increase in borrowings including finance leases was EUR 214 million. Repayments under finance leases amounted to EUR 50 million, while EUR 28 million was used to reduce other long-term debt. Other changes resulting from consolidation and currency effects led to an increase of EUR 255 million.

Annual Report 2011      59

5 Group performance 5.2.6 - 5.2.7

In 2009, total debt increased by EUR 79 million. In January, Philips drew upon a EUR 250 million bank loan. The increase in other borrowings including finance leases was EUR 62 million. Repayments under finance leases amounted to EUR 42 million, while EUR 6 million was used to reduce other long-term debt. Furthermore Philips repaid short-term debt of EUR 204 million. Other changes resulting from consolidation and currency effects led to an increase of EUR 18 million.

Long-term debt as a proportion of the total debt stood at 60% at the end of 2010 with an average remaining term of 10.8 years, compared to 85% at the end of 2009.

5.2.6 Net debt to group equity

The year 2011

Philips ended 2011 in a net debt position (cash and cash equivalents, net of debt) of EUR 713 million, compared to a net cash position of EUR 1,175 million at the end of 2010.

Net debt (cash) to group equity1)

in billions of euros

ratio:    -31:131    4:96    -1:101    -8:108    5:95

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report
2)	Shareholders’ equity and non-controlling interests

The year 2010

Philips ended 2010 in a net cash position (cash and cash equivalents, net of debt) of EUR 1,175 million, compared to a net cash position of EUR 119 million at the end of 2009.

5.2.7 Shareholders’ equity

The year 2011

Shareholders’ equity decreased by EUR 2,691 million in 2011 to EUR 12,355 million at December 31, 2011. The decrease was mainly as a result of a EUR 1,291 million lower net income and EUR 447 million actuarial losses related to pension plans, as well as EUR 751 million related to the purchase of treasury shares. The dividend payment to shareholders in 2011 reduced equity by EUR 263 million. The decrease was partially offset by a EUR 86 million increase related to delivery of treasury shares and net share-based compensation plans.

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

The number of outstanding common shares of Royal Philips Electronics at December 31, 2011 was 926 million (2010: 947 million).

At the end of 2011, the Company held 33.6 million shares in treasury to cover the future delivery of shares (2010: 37.7 million shares). This was in connection with the 47.1 million rights outstanding at the end of 2011 (2010: 54.9 million rights) under the Company’s long-term incentive plan and convertible personnel debentures. At the end of 2011, the Company held 49.3 million shares for cancellation (2010: 1.9 million shares).

The year 2010

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

Shareholders’ equity declined by EUR 949 million in 2009 to EUR 14,595 million at December 31, 2009. The decrease was mainly as a result of a EUR 404 million reduction from total comprehensive income. The dividend payment to shareholders in 2009 further reduced equity by EUR 647 million. The decrease was partially offset by a EUR 101 million increase related to re-issuance of treasury shares and net share-based compensation plans.

The number of outstanding common shares of Royal Philips Electronics at December 31, 2010 was 947 million (2009: 927 million).

At the end of 2010, the Company held 37.7 million shares in treasury to cover the future delivery of shares (2009: 43.1 million shares). This was in connection with the 54.9 million rights outstanding at the end of 2010 (2009: 62.1

60      Annual Report 2011

5 Group performance 5.2.8 - 5.2.9

million rights) under the Company’s long-term incentive plan and convertible personnel debentures. At the end of 2010, the Company held 1.9 million shares for cancellation (2009: 1.9 million shares).

5.2.8 Liquidity position

Including the Company’s net debt (cash) position (cash and cash equivalents, net of debt), listed available-for-sale financial assets, as well as its EUR 1.8 billion revolving credit facility, a EUR 900 million bilateral credit facility and a EUR 500 million bilateral credit facility, the Company had access to net available liquid resources of EUR 2,597 million as of December 31, 2011, compared to EUR 3,445 million one year earlier.

Liquidity position

in millions of euros

	2009	2010	2011
Cash and cash equivalents	4,386	5,833	3,147
Committed revolving credit facility/ CP program/Bilateral loan	1,936	2,000	3,200

Liquidity	6,322	7,833	6,347
Available-for-sale financial assets at market value	244	270	110
Main listed investments in associates at market value	113	—	—
Short-term debt	(627)	(1,840)	(582)
Long-term debt	(3,640)	(2,818)	(3,278)

Net available liquidity resources	2,412	3,445	2,597

The fair value of the Company’s available-for-sale financial assets, based on quoted market prices at December 31, 2011, amounted to EUR 110 million. Philips disposed of its remaining shareholdings in TCL and Digimarc in 2011.

Philips has a EUR 1.8 billion committed revolving credit facility due in 2015 that can be used for general corporate purposes. In addition, Philips also has a EUR 900 million committed bilateral credit facility in place that can be drawn before July 2013. Furthermore Philips has a USD 2.5 billion commercial paper program, under which it can issue commercial paper up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. There is a panel of banks, in Europe and in the US, which service the program. The interest is at market rates prevailing at the time of issuance of the commercial paper. There is no collateral requirement in the commercial paper program. Also, there are no limitations on Philips’ use of the program. As at December 31, 2011, Philips did not have any loans outstanding under these facilities.

Philips’ existing long-term debt is rated A3 (with negative outlook as of February 8, 2012) by Moody’s and A- (with negative outlook as of February 3, 2012) by Standard & Poor’s. It is Philips’ objective to manage our financial ratios to be in line with an A rating. There is no assurance that we will be able to achieve this goal. Ratings are subject to change at any time. Outstanding long-term bonds and credit facilities do not have a material adverse change clause, financial covenants or credit-rating-related acceleration possibilities.

As at December 31, 2011, Philips had total cash and cash equivalents of EUR 3,147 million. Philips pools cash from subsidiaries to the extent legally and economically feasible. Cash not pooled remains available for local operational or investment needs. Philips had a total gross debt position of EUR 3,860 million at year-end 2011.

We believe our current working capital is sufficient to meet our present working capital requirements.

5.2.9 Cash obligations

Contractual cash obligations

Presented below is a summary of the Group’s contractual cash obligations and commitments at December 31, 2011.

Contractual cash obligations at December 31, 2011

in millions of euros1)

	payments due by period
		less
		than 1	1-3	3-5	after 5
	total	year	years	years	years

Long term debt	3,213	80	923	1	2,209
Finance lease obligations	218	60	90	33	35
Short-term debt	443	443	—	—	—
Operating leases	1,017	242	371	224	180
Derivative liabilities	749	208	474	67	—
Interest on debt2)	1,737	138	268	215	1,116
Purchase obligations3)	505	242	211	29	23
Trade and other payables	3,346	3,346	—	—	—

	11,228	4,759	2,337	569	3,563

1)	Data in this table is undiscounted
2)

Approximately 27% of the debt bears interest at a floating rate. Majority of the interest payments on variable interest rate loans in the table above reflect market forward interest rates at the period end and these amounts may change as market interest rate changes

3)

Philips has commitments related to the ordinary course of business which in general relate to contracts and purchase order commitments for less than 12 months. In the table, only the commitments for multiple years are presented, including their short-term portion

Annual Report 2011      61

5 Group performance 5.2.9 - 5.2.9

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

Certain Philips suppliers factor their trade receivables from Philips with third parties through supplier finance arrangements. At December 31, 2011 approximately EUR 283 million of the Philips accounts payables were known to have been sold onward under such arrangements whereby Philips confirms invoices. Philips continues to recognize these liabilities as trade payables and will settle the liabilities in line with the original payment terms of the related invoices.

As part of the recovery plan for the UK pension fund, Philips Electronics UK has committed to a contingent cash contribution scheme as a back-up for liability savings to the UK fund to be realized through a member choice program. If this member choice program fails to deliver part or all of the expected liability savings with a net present value of GBP 250 million, Philips Electronics UK will pay cash contributions into the UK pension fund to make up for the difference during the years 2015 and 2022. No (further) cash payments will be made under the scheme when the UK pension fund is fully funded.

Other cash commitments

The Company and its subsidiaries sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. Additionally, certain postretirement benefits are provided in certain countries. The Company is reviewing the future funding of the existing regulatory deficits in pension plans in the US and UK. Refer to note 29, Pensions and other postretirement benefits for a discussion of the plans and expected cash outflows.

The company had EUR 169 million restructuring-related provisions by the end of 2011, of which EUR 118 million is expected to result in cash outflows in 2012. Refer to note 20, Provisions for details of restructuring provisions and potential cash flow impact for 2011 and further.

A proposal will be submitted to the General Meeting of Shareholders to pay a dividend of EUR 0.75 per common share (up to EUR 695 million), in cash or shares at the option of the shareholder, against the retained earnings of the Company.

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. At the end of 2011, the total fair value of guarantees recognized by Philips in other non-current liabilities was EUR 9 million. The following table outlines the total outstanding off-balance sheet credit-related guarantees and business-related guarantees provided by Philips for the benefit of unconsolidated companies and third parties as at December 31, 2010 and 2011.

Expiration per period 2011

in millions of euros

	total
	amounts	less than 1
	committed	year	1-5 years	after 5 years
Business-related guarantees	297	99	126	72
Credit-related guarantees	39	22	—	17

	336	121	126	89

Expiration per period 2010

in millions of euros

	total
	amounts	less than 1
	committed	year	1-5 years	after 5 years
Business-related guarantees	302	100	133	69
Credit-related guarantees	49	22	8	19

	351	122	141	88

62      Annual Report 2011

5 Group performance 5.3 - 5.3.2

5.3 Other performance measures

Prior years results and cash flows have been restated to reflect the effect of classifying the Television business as discontinued operations in 2011.

The section Other performance measures provides an insight into the performance of key cross-sector functions – brand, marketing, research and development and supply management – in 2011.

5.3.1 Marketing

The year 2011

Brand and Customer Experience

In 2011, Philips continued to focus on building brand loyalty amongst its professional and consumer audiences, a key element of its brand strategy. The deployment of this strategy led to a rise from 42nd to 41st position among the world’s 100 most valuable brands, as measured by Interbrand. Additionally, Philips’ maintained its estimated brand value at USD 8.7 billion, despite the challenging economic environment throughout 2011, particularly in Europe.

Philips’ total 2011 marketing expenses approximated EUR 938 million, an increase of 12% compared to 2010. Consistent with 2010, the company allocated a higher proportion of its total marketing spend towards growth geographies and strategic markets, priority areas for the company’s growth strategy. Accordingly, the company increased its marketing spend in growth geographies by 15% compared to 2010. Philips also continued to align its businesses around customers and markets, maintaining its level of local marketing investment as a percentage of sales at approximately 5% in growth geographies in both 2010 and 2011. Total 2011 marketing investment as a % of sales approximated 4.2%, compared to 3.7% in 2010.

In 2011, we continued to expand our coverage of the Net Promoter Score (NPS) program to include additional markets strategic to Philips’ growth. With regard to NPS performance in 2011, the company achieved its leadership targets at Lighting, and strengthened its outright leadership position at Consumer Lifestyle. Philips maintains its strong leadership positions in a large number of its key geographies. In China, it attained new leadership positions in Lighting, whilst retaining all existing Healthcare leadership positions. It also showed an improvement in performance at Healthcare and Consumer Lifestyle in the US, our largest healthcare market. In Europe, Philips showed a mixed performance, with gains in LED lighting in Germany, and a decline at Healthcare in France. Looking ahead to 2012 and beyond, the company will continue to use NPS as a measure of customer experience. In line with its Accelerate! transformation aimed at winning customers in its markets and the pursuit of excellence in the marketplace, it will focus on outright NPS leadership relative to competition, as well as its own absolute position with customers.

Marketing expenses

in millions of euros

The year 2010

Philips’ total 2010 marketing expenses approximated EUR 835 million, a 17% increase compared to 2009. The additional spend was primarily to support the company’s marketing strategy of more focused growth in growth and other strategic geographies. In line with this, the company increased its 2010 marketing spend in key growth geographies by 33% compared to 2009. Total 2010 marketing investment in growth geographies approximated 4.0% of sales, compared to 3.6% of sales in 2009.

5.3.2 Research & development

The year 2011

R&D spending increased as a percentage of sales from 6.7% in 2010 to 7.1%. Philips has continued to expand its vast knowledge and intellectual property base. Early and continuous involvement of customers in new technologies, application and business concepts ensures deep insight into their needs – the foundation for our innovations. Innovation leading to new businesses in incubators and internal ventures and Emerging Business Areas is managed separately from the traditional business to ensure focus on these growth initiatives. The

Annual Report 2011      63

5 Group performance 5.3.3 - 5.3.3

effectiveness of innovation has been improved by streamlining our organization in Corporate Technologies, leading to more focus, alignment and enhanced offering of value propositions. The scope of the new organization covers front end innovation, i.e. early innovation and pre- development activities, supplemented by small series production. Within the Accelerate! program this approach started to show results in terms of increased speed to market.

Healthcare R&D spend has increased substantially by EUR 42 million, to drive co-leadership in Imaging Systems and leadership in Patient Care and Clinical Informatics. Also, in Consumer Lifestyle we increased the R&D spend by EUR 31 million, to drive category leadership in Male Grooming, Oral Healthcare, Kitchen Appliances and Coffee. In Lighting, we increased our R&D investment by 15% or EUR 54 million compared to 2010, to accelerate transformation to LED, applications and solutions, to maintain our leadership position in LED lighting innovation (e.g. L-prize), and to ensure maintenance of our lead over competition, including our leading IP position. In GM&S, R&D expenses were reduced by EUR 10 million, creating more focus.

Research and development expenses per sector

in millions of euros

	2009	2010	2011
Healthcare	679	698	740
Consumer Lifestyle	300	282	313
Lighting	351	355	409
Group Management & Services	212	158	148

Philips Group	1,542	1,493	1,610

The year 2010

In 2010, Philips’ investment in R&D activities amounted to EUR 1,493 million (6.7% of sales), compared with EUR 1,542 million (7.7% of sales) in 2009.

5.3.3 Supply management

The Supply organization encompasses four functions: Commercial Supply Chain, Customer Service, Operations and Purchasing. Collectively, they represent around 61,000 Philips employees and are responsible for sourcing, manufacturing and delivering products and solutions.

Management of shortages and management of commodity price increases

The recovery of the global economy led to tight supply of semiconductor components, in particular, in the course of 2011. The scarcity of and increased prices for commodities like copper and phosphor led to upward price pressure. We were largely able to negotiate price decreases, delay price increases and reduce volatility through commodity hedging with our suppliers. Raw material price trends in the last quarter of the year started to move in the opposite direction; prices are trending down again in anticipation of a possible second period of economic turbulence with generally lower demand ahead. Supply achieved 4.9% savings on the Bill of Material (BOM) and 5.2% savings on Non Product Related (NPR) purchasing. Forecast reliability and sales/operational planning processes have improved, for both the short and longer term, resulting in reduced risk. Increased efforts on local talent hiring and breeding in growth geographies are being made to secure the inflow of professionals into supply functions for the future.

Concentration and consolidation of supply base

Philips Supply continued its focus on leveraging the base of selected suppliers. In both BOM and NPR the number of suppliers continued to be reduced. Creating long-term strategic partnerships with suppliers is an important enabler of Philips’ growth ambitions. Further alignment and standardization of payment terms continued to positively influence Days Payable Outstanding (DPO).

Supplier risk management and business interruption

Our strategic buyers are constantly monitoring their supplier portfolio; risk parameters are measured and contingency plans are in place. Extreme circumstances impacted supply performance in 2011; the earthquake and tsunami in Japan in March 2011 exposed vulnerability in our complex global supply network. During the Japan crisis the complexity of the suppliers and indirect market effects such as hoarding were discovered. Dedicated teams worked both locally in Japan and internationally with suppliers and their suppliers to mitigate risks. Similarly, these experiences have been applied to help deal with the impact of the flooding in Thailand, where supply

64      Annual Report 2011

5 Group performance 5.3.3 - 5.3.3

of a critical component was interrupted, resulting in a significant supply continuity risk, which was handled successfully.

Sustainability in the supply chain

Philips remains focused on improving working conditions and environmental performance in its supply chain and expects suppliers to share this ambition. We support suppliers in this journey and engage with governmental and civil society organizations and other business partners to further embed sustainability in the supply chain. For more information, refer to Supplier performance section (in the chapter Sustainability Statements).

New venture integration

Purchasing participates in the Philips New Venture Integration team. The focus is on creating value via spend savings and cash improvements and on risk mitigation related to sustainability and financial weakness of the supply chain of the newly acquired company.

Annual Report 2011      65

5 Group performance 5.4 - 5.4.1

5.4 Sustainability

Strategic priorities

Our businesses provide innovative solutions that address the major trends affecting the world – the demand for affordable healthcare, the need for greater energy efficiency and the desire for personal well-being. At Philips, sustainability is all about enhancing the health and well-being of individuals and the communities they live in. At the same time we constantly endeavor to improve the environmental performance of our products and processes, and to drive sustainability throughout the supply chain.

Notwithstanding the challenging economic environment, Philips has kept its focus on sustainability in 2011. This is rooted in our long-standing belief that sustainability is a key enabler for growth and offers opportunities to innovate our way out of the economic crisis. Therefore, sustainability is an integral part of Philips’ strategy and “Deliver on our EcoVision sustainability commitments” was one of the topics on the 2011 Management Agenda.

By focusing on three sustainability leadership key performance indicators in which we can bring our competencies to bear, namely ‘care’, ‘energy efficiency’ and ‘materials’ we aim to deliver on our 2015 commitments:

  Bringing care to people

-	Target: 500 million lives touched by 2015

  Improving the energy efficiency of Philips products

-	Target: 50% improvement by 2015 (for the average total product portfolio) compared to 2009

  Closing the materials loop

-	Target: Double global collection and recycling and the amount of recycled materials in products by 2015 compared to 2009

In 2011, we already touched over 465 million lives, mainly driven by our Healthcare sector. Further, the energy efficiency of the products we sold improved slightly (some 2% in 2011 and 8% compared to 2009). Our Lighting sector contributed most to this indicator and notwithstanding strong LED sales, the energy efficiency improvement in the total product portfolio sold in 2011 was limited as traditional lamps were still much in demand. With regard to ‘Closing the materials loop’, our global collection and recycling totaled to about 35,000 tons and the amount of recycled materials in our products increased to around 10,000 tons. More importantly, roadmaps have been developed to double the amount of recycled materials in our products with a focus on recycled plastics. More information on these parameters can be found in chapter 14, Sustainability statements, of this report.

External recognition

In 2011, we gained external recognition on various occasions. We obtained the highest status in the Dow Jones Sustainability Index (super-sector leader) and we achieved the highest scores in the Carbon Disclosure Project, both for our Carbon Disclosure and for our Carbon Performance.

5.4.1 EcoVision

Philips has a long sustainability history; our founding fathers embedded sustainability at the heart of the company from its earliest days. In 1998, we launched our first EcoVision program and set sustainability targets focused on our own operations and products. We also started to focus on sustainability in our supply chain in 2003. Later programs included enhanced Manufacturing, Green Innovation and Carbon Footprint targets thereby extending our sustainability scope.

In 2010 we expressed our ambition to be a leader in sustainability by focusing not only on the environmental impact of our products and operations, but also on strengthening social dimension and defined ambitious targets for 2015 along both axes, paving the way for sustainable innovation as visualized below.

The challenge on the ecological axis is to optimize our impact on the environment, especially on climate change and resource scarcity. On the social axis, we aim to increase our contribution to the health and well-being of people. Combined, this will help the transition towards a sustainable society in which ultimately 9 billion people can live a healthy and fulfilling life within the carrying capacity of one planet.

66      Annual Report 2011

5 Group performance 5.4 - 5.4.1

Green Product sales

In 2011, sales from Green Products increased to EUR 8,805 million, contributing significantly to the total revenue stream. As a percentage of the Group total, Green Product sales rose to 39%, up from 36% in 2010, and on track to reach the new target of 50% in 2015.

All sectors contributed to the overall sales increase, but the increase at Healthcare was the most significant, followed by Lighting.

Most of the environmental improvements were realized in energy efficiency of products, one of the Green Focal Areas in our EcoDesign process and an important objective of our EcoVision program. There was also growing attention for substances of concern and recycling in all sectors.

Green Product sales by sector

in millions of euros

Green Innovation

Green Innovation is the Research & Development spend related to the development of new generations of Green Products and Green Technologies. Having achieved the target of a EUR 1 billion cumulative investment in 2010, two years ahead of schedule, we then announced plans to invest a cumulative EUR 2 billion during the coming 5 years. Philips invested some EUR 470 million in Green Innovation in 2011, with a very strong contribution from Lighting in particular.

Healthcare’s innovation projects are targeted at making a difference wherever care is provided – in the hospital, the home and points in-between – which has brought us closer to our goal of touching 500 million lives annually around the globe. The sector focuses on reducing energy consumption, weight, lifecycle management, hazardous substances and radiation dosage.

Green Innovation at Consumer Lifestyle amounted to EUR 67 million and the sector continued its work on improving the energy efficiency of the products, the closing of the materials loop and the voluntarily phase-out of polyvinyl chloride (PVC) and brominated flame retardants (BFR), enabling our Personal Care businesses to launch products which are completely free of these substances. Other results of Consumer Lifestyle’s Green Innovation activities are the EcoCare Iron and the Senseo Viva Café Eco.

The Lighting sector accounts for over 60% of the total spend on Green Innovation and also contributes to over 50% of Philips Green Product sales. The focus is on developing new energy-efficient lighting solutions, further enhancing current Green Products and driving toward technological breakthroughs, such as solid-state lighting and water purification through UV light.

Corporate Technologies invested more than EUR 36 million on a Green Innovation activity portfolio mainly focused on energy efficiency, care and the reduction of waste and water consumption. Philips Research developed an EcoVision portfolio mapping tool in which innovation projects are mapped along the environmental and social dimension. The tool will be made available to the innovation community within Philips to further drive sustainable innovation.

Green Innovation investment

in millions of euros

Annual Report 2011      67

5 Group performance 5.4.1 - 5.4.3

Operational carbon footprint and energy efficiency

In 2011, we took another step towards reaching our target of 25% CO2 reduction by 2012, as operational CO2 emissions decreased 4%. CO2 emissions from manufacturing decreased 8% due to a number of reasons, including our ongoing energy efficiency program, the changing industrial footprint and the increase in purchased electricity from renewable sources. CO2 emissions from non-industrial sites decreased 2%, partly because of our continued focus on the most efficient use of facility space, for instance with our Work Place Innovation program (which enables flex-working), but also due to the increased share of purchased electricity from renewable sources.

As a result of our green lease car policy, our lease car fleet continues to become more CO2 efficient. Consequently, the average CO2 per kilometer further decreased 8% compared to last year. Total emissions from business travel increased, however, due to a higher number of airplane travel movements. We continue to promote video conferencing as an alternative to travel. CO2 emissions from logistics decreased 2%, because of our continued focus on efficient container utilization, reducing mileage in road freight, and the shift from air to sea freight, which is cleaner and more cost effective.

Our operational energy efficiency improved 4%, from 1.29 terajoules per million euro sales in 2010 to 1.24 terajoules per million euro sales in 2011.

Carbon emissions in our Supply Chain

In 2011, we also performed a study to quantify the CO2 emissions of our total supply chain which allows us to target our carbon reduction actions. Total emissions in the supply chain were estimated at 5.6 million tons.

Operational energy efficiency

in terajoules per million euro sales

5.4.2 Green Manufacturing 2015

We developed our Green Manufacturing 2015 program in 2010 as we wanted to continue our efforts to improve our environmental performance in manufacturing. The program focuses on most contributors to climate change, recycling of waste, reduction of water consumption and reduction of restricted and hazardous substances.

Full details, including our 2015 targets, can be found in chapter 14, Sustainability statements, of this report.

5.4.3 Social performance

Employee engagement

In 2011, 87% of our employees took part in the Engagement Survey. The Employee Engagement Index – the single measure of the overall level of employee engagement at Philips – reached 76%, marking a 1 point decrease. The target for 2011 was to maintain the EEI at the external high-performance benchmark level of 77%.

Equally important is the insight we gained into ways in which we can improve. For 2012, the focus will be put on improving the engagement level within customer facing functions and in the area of confidence and trust.

68      Annual Report 2011

5 Group performance 5.4.3 - 5.4.3

Diversity and inclusion

In 2011, Philips made progress towards its targets relating to the diversity of the company’s executive population. The share of female executives increased to 13% compared to 11% in 2010 – two percentage points off the 2012 target of 15% female executives. While the Healthcare and Consumer Lifestyle sector traditionally had a better representation of women at senior and executive grades, 2011 saw Philips successfully start to tackle the concern on low numbers of female executives in the Lighting sector. Their share approximately doubled to 14% in 2011.

Female Executives

as a % of total

Of a total of 68 newly appointed executives, resulting from internal promotions, 17% were women. Almost 30% of newly hired executives were female, demonstrating our commitment to increasing gender diversity in the company’s leadership beyond the internally available pipeline. With Carole Wainaina, who joined Philips in 2011 as the new Chief HR Officer, Philips once more has a woman on its Executive Committee.

In 2011, Philips also achieved an increase of the share of women especially in senior professional and management roles, clear proof points of the companies ambition to drive gender diversity more broadly and ensure a sustainable internal pipeline of highly qualified women from junior level upwards.

In line with the growing importance of BRIC countries as part of the Philips business, the share of executives with Brazilian, Russian, Indian and Chinese nationality increased from 5% in 2010 to over 8% in 2011. The 2012 target is 10% of the total executive population. In 2011, Patrick Kung, Market Leader Greater China, was appointed to the Executive Committee. Overall, the 567 executives of Philips represent 31 different nationalities.

Developing our people

Our learning strategy focuses on building skills that are strongly aligned with business needs. In 2011, we continued to streamline our classroom offerings in close alignment with businesses and functions to focus on their key priorities. The second important driver of our learning strategy is providing employees with free and unlimited access to a wide range of online learning options to drive their personal development and growth.

Participation in these priority programs and free unlimited online courses increased significantly, with over 39,000 enrollments compared with 20,000 in 2010. Functional Core Curricula enrollment was over 25,000 in 2011, an increase from 15,500 in 2010. These Core Curricula have been developed for functions such as Marketing, Sales, Customer Services, IT, HRM, Supply Management and Finance. Moreover, we had over 30,000 employees participating in various ethics and compliance related training sessions.

Our flagship leadership development programs for our talent pool are run in collaboration with leading business schools with a strong emphasis on blended learning. In 2011, our Inspire program facilitated the completion of 18 project assignments by 147 high potentials. Top potentials in the Octagon program completed 8 business projects. These business projects are sponsored by senior business leaders and focus on Healthcare and Well-being, targeting growth geographies, the US and South Africa.

Our leadership development programs will be extended and upgraded to reflect business needs and the need for local customization, building on the Accelerate! leadership behaviors and culture change.

In line with our ‘Grow with Philips’ program, 76% of newly appointed executives were promotions and 24% external hires.

Health and safety

We regret to report two fatalities in 2011, of which one was related to a safety accident and one to a traffic accident whilst commuting.

In 2011, we recorded 405 Lost Workday Injuries cases, i.e. injury cases where the injured person is unable to work the day after the injury. This was a 16% decrease compared with 2010. The rate of Lost Workday Injuries also decreased to 0.38 per 100 FTEs, compared to 0.50 in 2010.

Annual Report 2011      69

5 Group performance 5.4.3 - 5.4.5

The decrease in Lost Workday Injuries was visible in all sectors, but strongest in Lighting that started to see the results of its “Safety First” health and safety program. We also updated our Health & Safety (H&S) policy and deployed a H&S manual to all sites to help them structurally improve the H&S culture.

Lost Workday Injuries

per 100 FTEs

5.4.4 General Business Principles

The Philips General Business Principles (GBP) govern Philips’ business decisions and actions throughout the world, applying equally to corporate actions and the behavior of individual employees. They incorporate the fundamental principles within Philips for doing business.

The GBP are available in most of the local languages and are an integral part of the labor contracts in virtually all countries where Philips has business activities. Responsibility for compliance with the principles rests primarily with the management of each business. Every country organization and each main production site has a compliance officer. Confirmation of compliance with the GBP is an integral part of the annual Statement on Business Controls that has to be issued by the management of each business unit. The GBP incorporate a whistleblower policy, standardized complaint reporting and a formal escalation procedure.

The global implementation of the One Philips Ethics hotline seeks to ensure that alleged violations are registered and dealt with consistently within one company-wide system.

To drive the practical deployment of the GBP, a set of directives has been published, which are applicable to all employees. There are also separate directives which apply to specific categories of employees, e.g. the Supply Management Code of Ethics and Financial Code of Ethics. Details can be found at www.philips.com/gbp.

Ongoing training

The global roll-out of the updated version of the mandatory web-based GBP training, which is designed to reinforce awareness of the need for compliance with the GBP, was completed in 23 languages.

More information on the Philips GBP can be found in chapter 7, Risk management, of this report. Results of the monitoring in place are provided in the chapter 14, Sustainability statements, of this report.

5.4.5 Supplier performance

Increasingly, our products are being created and manufactured in close cooperation with a wide range of business partners, both in the electronics industry and other industries. Philips is committed to being a leader in sustainability. Clearly, we need our business partners to share our commitment, not just in the development and manufacturing of products but also in the way they conduct their business. Our Supplier Sustainability Involvement Program is designed to engage our suppliers on a shared journey towards leadership in sustainability.

Our suppliers

As a leading company in sustainability, Philips will act as a catalyst towards our suppliers and support our suppliers in their pursuit of continuous improvement of social and environmental performance. We recognize that this is a huge challenge requiring industry-wide effort in collaboration with other societal stakeholders. Therefore, we remain active in the Electronic Industry Citizenship Coalition (EICC) and encourage our strategic suppliers to join the EICC too. We will invite our strategic suppliers to jointly explore the opportunities to accelerate our product innovation towards our EcoVision objectives. We will also continue to seek active cooperation with other societal stakeholders, either directly or through institutions like the EICC, the multi-stakeholder program from the

Sustainable Trade Initiative and the OECD.

Supplier Sustainability Involvement Program

The Philips Supplier Sustainability Involvement Program is our overarching program to help improve the sustainability performance of our suppliers. We create commitment from our suppliers by requiring them to comply with our Philips Supplier Sustainability Declaration and the Regulated Substances List. The Philips Supplier Sustainability Declaration is based on the EICC code of conduct and also includes additional requirements on Freedom of Association and Collective Bargaining. The topics covered include labor and human rights, worker

70      Annual Report 2011

5 Group performance 5.4.5 - 5.4.5

health and safety, environmental impact, ethics and management systems. The Declaration is signed by suppliers as part of their purchasing contracts.

Philips uses a risk assessment to select suppliers in risk countries for inclusion in the audit program. During the audits, compliance to all sections of the Declaration is reviewed and in case of non-compliance the implementation of corrective actions is monitored.

In addition to the audit program, we developed specific projects and stakeholder engagement activities to help improve the sustainability performance of our suppliers, such as on improving on their worker-management dialogue, carbon footprinting, and compliance with the Conflict minerals provisions. For more details, see section 14.6, Supplier indicators, of this report.

2011 supplier audits

Philips conducted 212 full scope audits in 2011, including 9 joint audits conducted on behalf of Philips and other EICC member companies. During these audits an external company visited the supplier’s site in risk countries for a 2 to 12 man-days audit during which compliance with all sections of the Supplier Sustainability Declaration was assessed. As in previous years the majority of the audits were done in China, representing a major part of our supply base. The total number of full scope audits conducted since we started the program in 2005 now exceeds 1,800. This number includes repeated audits, since we execute a full scope audit at our risk suppliers every 3 years.

The most frequently observed areas of non-compliance were:

•	Working hours, wages and benefits: excessive overtime, continual seven-day work weeks, record-keeping of standard and overtime working hours, no payment of overtime premiums

•	Emergency preparedness: inadequate fire detection and suppression systems, blocked or insufficient emergency exits

•	Occupational safety: worker exposure to safety hazards, e.g. electrical shocks

•	Lack of adequate management systems to safeguard compliance to the EICC code for labor and ethics, health and safety, and environment

Accumulative number of initial and continual conformance audits

Distribution of supplier audits by country

To track improvements, Philips measures the ‘compliance rate’ for the identified risk suppliers, being the percentage of risk suppliers that was recently audited and has resolved all major non compliances. During 2011 we achieved a compliance rate of 72%. For more details on audit results, please refer to section 14.6, Supplier indicators, of this report.

‘Conflict’ minerals: issues further down the chain

Conflict minerals can come from many souces around the world including mines in the Democratic Republic of the Congo (DRC). Philips is concerned about the situation in the east of the DRC where proceeds from the extractives sector are used to finance rebel conflicts in the region. Philips is committed to address this issue through the means and influencing mechanisms available to us, even though Philips does not directly source minerals from the DRC and mines are typically seven or more tiers removed from our direct suppliers. During 2011 we worked with 100 priority suppliers to raise awareness and start supply chain investigations to determine the origin of the metals in our products, resulting in the identification of over 100 smelters in our supply chain that process these metals. For more details, please refer to section 14.6, Supplier indicators, of this report.

Annual Report 2011      71

5 Group performance 5.5 - 5.5

5.5 Proposed distribution to shareholders

Pursuant to article 34 of the articles of association of Royal Philips Electronics, a dividend will first be declared on preference shares out of net income. The remainder of the net income, after reservations made with the approval of the Supervisory Board, shall be available for distribution to holders of common shares subject to shareholder approval after year-end. As of December 31, 2011, the issued share capital consists only of common shares; no preference shares have been issued. Article 33 of the articles of association of Royal Philips Electronics gives the Board of Management the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board.

A proposal will be submitted to the 2012 Annual General Meeting of Shareholders to declare a dividend of EUR 0.75 per common share (up to EUR 695 million), in cash or in shares at the option of the shareholder, against the reserve retained earnings.

Shareholders will be given the opportunity to make their choice between cash and shares between May 7, 2012 and May 25, 2012. If no choice is made during this election period the dividend will be paid in shares. On May 25, 2012 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume weighted average price of all traded common shares Koninklijke Philips Electronics N.V. at Euronext Amsterdam on 23, 24 and 25 May 2012. The Company will calculate the number of share dividend rights entitled to one new common share, such that the gross dividend in shares will be approximately 3% higher than the gross dividend in cash. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from May 30, 2012. The distribution of dividend in cash to holders of New York registry shares will be made in USD at the USD/EUR rate fixed by the European Central Bank on May 28, 2012.

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

In 2011, a dividend of EUR 0.75 per common share was paid in cash or shares, at the option of the shareholder. Approximately 63% elected for a share dividend resulting in the issue of 22,896,661 new common shares, leading to a 2.4% percent dilution. The cash dividend was paid (EUR 259 million) against the net income for the financial year 2010. The remainder of the net income for the financial year 2010 has been retained by way of reserve.

The balance sheet presented in this report, as part of the Company financial statements for the period ended December 31, 2011, is before appropriation of the result for the financial year 2011.

72      Annual Report 2011

5 Group performance 5.6 - 5.7

5.6 Outlook

We are cautious about 2012, given the uncertainty in the global economy, and Europe in particular. In addition, we expect our 2012 results to be affected by the previously communicated restructuring charges and one-time investments aimed at improving our business performance trajectory, as part of the multi-year Accelerate! program.

Excluding these additional charges, we anticipate that underlying operating margins and capital efficiency will improve in the latter part of 2012.

5.7 Critical accounting policies

Critical accounting policies

The preparation of Philips’ financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of our financial statements. The policies that management considers both to be most important to the presentation of Philips’ financial condition and results of operations and to make the most significant demands on management’s judgments and estimates about matters that are inherently uncertain are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment. A more detailed description of Philips’ accounting policies appears in section 12.10, Significant accounting policies, of this report.

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

Annual Report 2011      73

5 Group performance 5.7 - 5.7

For a discussion of the current funded status, a sensitivity analysis with respect to pension plan assumptions, a summary of the changes in the accumulated postretirement benefit obligations and a reconciliation of the obligations to the amounts recognized in the consolidated balance sheet, please refer to note 29, Pensions and other postretirement benefits.

Accounting for income taxes

As part of the process of preparing consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it conducts business. This process involves estimating actual current tax expense and temporary differences between tax and financial reporting. Temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The Company regularly reviews the deferred tax assets for recoverability and will only recognize these if it is believed that sufficient future taxable profit is available, including income from forecasted operating earnings, the reversal of existing taxable temporary differences and established tax planning relating to the same taxation authority and the same taxable entity. For a discussion of the fiscal uncertainties, please refer to the information under the heading “Fiscal risks” in note 3, Income taxes.

Provisions and Contingent liabilities

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, and discussions on potential remedial actions, relating to such matters as antitrust laws, competition issues, commercial transactions, product liabilities, participations and environmental pollution. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s Consolidated financial statements.

The Company recognizes a liability when it is probable that an outflow of resources embodying economic benefits will result from the settlement of a present obligation and the amount at which the settlement will take place can be measured reliably. If the likelihood of the outcome is less than probable and more than remote or a reliable estimate is not determinable, the matter is disclosed as a contingent liability if management concludes that it is material.

In determining the provision for losses associated with environmental remediation obligations, significant professional judgments are necessary. The Company utilizes experts in the estimation process. Provisions for estimated losses from environmental remediation obligations are recognized when information becomes available that allows a reasonable estimate of the liability, or a component (i.e. particular tasks) thereof. The provisions are adjusted as new information becomes available and they are remeasured at the end of each period using the current discount rate.

Provisions on restructuring represents estimated costs of initiated reorganizations, the most significant of which have been approved by the Board of Management. A liability is recognized for those costs only when the Company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Provisions on onerous contracts represent the lesser of the unavoidable costs of either fulfilling or exiting the related contract, and in which the costs to fulfill the contract exceed the benefits expected to be received under such contract. In determining the cost of fulfilling the contract, the payments due in the period in which the contract cannot be cancelled are considered, unless there is a lesser amount of penalty to exit the contract. Generally, unavoidable costs only include incremental costs related to the contract and exclude allocated or shared costs. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

The Company provides for warranty costs based on historical trends in product return rates and the expected material and labor costs to provide warranty services. The provision is based on historical warranty data and a weighing of possible outcomes against their associated probabilities.

Provision for obsolete inventories

The Company records its inventories at cost and provides for the risk of obsolescence using the lower of cost and net realizable value principle. The expected future use of inventory is based on estimates about future demand and past experience with similar inventories and their usage.

74      Annual Report 2011

5 Group performance 5.7 - 5.7

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

In determining impairments of non-current assets like intangible assets, property, plant and equipment, investments in associates and goodwill, management must make significant judgments and estimates to determine whether the recoverable amounts are lower than the carrying value. Changes in assumptions and estimates included within the impairment reviews and tests could result in significantly different results than those recorded in the consolidated financial statements.

The recoverable amount is the higher of the asset’s value in use and its fair value less costs to sell, the determination of which involves significant judgment and estimates from management.

Goodwill is allocated to the cash generating units. The basis of the recoverable amount used in the annual (performed in Q2) and trigger-based impairment tests is generally the value in use. Key assumptions used in the impairment tests were sales growth rates, adjusted income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts that cover an initial period from 2011 to 2015 that matches the period used for our strategic review. Projections were extrapolated with stable or declining growth rates for a period of five years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long term average growth rate.

The sales growth rates and margins used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. Adjusted income from operations in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies. Please refer to note 9, Goodwill.

New Accounting Standards

For a description of the new pronouncements, please refer to the information under the heading “IFRS accounting standard adopted as from 2012 and onwards” in section 12.10, Significant accounting policies, of this report.

Off-balance sheet arrangements

Please refer to the information under the heading “Guarantees” in sub-section 5.2.9, Cash obligations, of this report and in note 25, Contingent liabilities.

Annual Report 2011      75

6 Sector performances 6 - 6

6 Sector performance

Group Management & Services

Corporate Technologies • Corporate and Country Overheads • Pensions • Global Service Units • Corporate Investments • New Venture Integration • Design

Our structure

Koninklijke Philips Electronics N.V. (the ‘Company’) is the parent company of the Philips Group (‘Philips’ or the ‘Group’). The Company is managed by the members of the Board of Management and Executive Committee under the supervision of the Supervisory Board. The Executive Committee operates under the chairmanship of the Chief Executive Officer and shares responsibility for the deployment of Philips’ strategy and policies, and the achievement of its objectives and results.

Philips’ activities in the field of health and well-being are organized on a sector basis, with each operating sector – Healthcare, Consumer Lifestyle and Lighting – being responsible for the management of its businesses worldwide.

The Group Management & Services sector provides the operating sectors with support through shared service centers. Furthermore, country management organization supports the creation of value, connecting Philips with key stakeholders, especially our employees, customers, government and society. The sector also includes pensions.

Members of the Board of Management and certain key

officers together form the Executive Committee

Also included under Group Management & Services are the activities through which Philips invests in projects that are currently not part of the operating sectors, but which could lead to additional organic growth or create value through future spin-offs.

At the end of 2011, Philips had 124 production sites in 26 countries, sales and service outlets in approximately 100 countries, and 121,888 employees.

76      Annual Report 2011

6 Sector performance 6 - 6

Sales, IFO and Adjusted IFO 2011

in millions of euros unless otherwise stated

	sales	IFO	%	Adjusted IFO1)%
Healthcare	8,852	93	1.1	1,145	12.9
Consumer Lifestyle	5,823	392	6.7	472	8.1
Lighting	7,638	(362)	(4.7)	445	5.8
Group Management & Services	266	(392)	—	(382)	—

Philips Group	22,579	(269)	(1.2)	1,680	7.4

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

Annual Report 2011      77

6 Sector performance 6.1 - 6.1.1

6.1 Healthcare

“2011 presented an increasingly challenging economic environment. We managed to achieve sales growth in every quarter for the second consecutive year because our strategy to fuel growth – with targeted investments in innovation and business development – worked. As we further implement Accelerate!, new products, operational improvements, and proactive cost management will continue to propel our business forward.” Steve Rusckowski, CEO Philips Healthcare

•

A growing and aging world population, an increase in chronic disease, a shortage of healthcare practitioners and the rising cost of healthcare are driving the need for meaningful and sustained innovation.

•	Significant headwinds in parts of the Euro zone were balanced by solid performance in North America and growth geographies, where sales growth outpaced mature geographies.

•	Investments in innovation, sales and service, to some extent funded through productivity initiatives, helped accelerate growth.

•	We are on track to fulfill our goal to positively impact 500 million lives around the world by 2015.

6.1.1 Healthcare landscape

We operate in a world challenged by the need to keep a growing and aging population healthy and productive as costs continue to rise. People around the world are living

78      Annual Report 2011

6 Sector performance 6.1.1 - 6.1.3

longer, giving rise to an increase in the incidence of chronic conditions, such as cardiovascular disease and respiratory conditions. At the same time, we see an increasing shortage of trained healthcare professionals right when the world can least afford it. These challenges reinforce our mission to provide meaningful innovations that improve the quality of care, enhance patients’ lives and enable the delivery of better outcomes at lower cost.

The global economic slowdown and continuing crisis in the Euro zone had a negative impact on our European business in 2011, and the disaster in Japan caused a downturn in that country’s domestic healthcare market. These situations were balanced in part by continued growth in North America and in growth geographies.

6.1.2 Committed to touching 500 million lives

We are dedicated to making a difference wherever care is provided. In the hospital setting that means supporting and enabling the delivery of critical care, emergency care and surgery. With chronic disease on the rise, the home setting will play an increasingly prominent role in the delivery of care moving forward. During 2011, we delivered many new products and services – for the hospital, the home and points in-between – which brought us closer to our goal of touching 500 million lives.

6.1.3 About Philips Healthcare

Philips Healthcare is committed to providing meaningful innovations that improve the quality of care, enhance patients’ lives and enable the delivery of better outcomes at lower cost.

Our growth strategy is grounded in a fundamental belief that clinical excellence and continuous innovation around the patient experience can fundamentally change healthcare as we know it. Our competitive advantage lies in our clinical perspective, the broad clinical subject-matter expertise within the company, as well as the deep clinical relationships we have with our customer base. This allows us to deliver solutions expertly tuned to the needs of the clinician as well as the financial and operational needs of healthcare administrators, payers, regulators and purchasing organizations by enabling a connected and holistic view of care delivery that tangibly and transparently improves clinical outcomes.

Philips is a world leader in cardiology, and with a strong presence in cardio-pulmonary, oncology, and women’s health, we are well positioned to help clinicians diagnose, treat and manage today’s most prevalent diseases such as congestive heart failure, breast and other cancers, respiratory and other coronary artery diseases as quickly, effectively and efficiently as possible. Our focus is on understanding the complete cycle of care – from disease prevention to screening and diagnosis through to treatment, monitoring and health management – and choosing to participate in the areas where we can add significant value.

Our go-to-market strategy is organized around businesses and markets. As a result we can better serve our customers, apply locally-relevant practices and act with greater agility and speed to serve each customer’s needs. Our business is organized across four strategic business groups reflecting Philips’ growing portfolio of radiology, oncology, and women’s health products, world-class services, and one of the largest footprints of clinical decision support in the industry:

•	Imaging Systems: interventional X-ray, diagnostic X-ray, computed tomography (CT), magnetic resonance (MR), nuclear medicine (NM) and ultrasound imaging equipment; women’s health portfolio.

•

Patient Care & Clinical Informatics: cardiology informatics and diagnostic electrocardiography (DECG), enterprise imaging informatics, including radiology information systems (RIS) and picture archiving and communication systems (PACS); patient monitoring and clinical informatics; perinatal care, including fetal monitoring and Philips Children’s Medical Ventures; and therapeutic care, which includes cardiac resuscitation, emergency care solutions, therapeutic temperature management, hospital respiratory systems, and ventilation.

•	Home Healthcare Solutions: sleep management and respiratory care, medical alert services, remote cardiac services, and remote patient management.

•	Customer Services: consultancy, site planning and project management, clinical services, Ambient Experience, education, equipment financing, asset management and equipment maintenance and repair.

Total sales by business 2011

as a %

Annual Report 2011      79

6 Sector performance 6.1.3 - 6.1.4

Philips is one of the top-tier players in the healthcare technology market (based on sales) alongside General Electric (GE) and Siemens. The United States, our largest market, represented 42% of the Healthcare sector’s 2011 global sales, followed by Japan and China. Growth geographies accounted for 22% of sales. Philips Healthcare employs approximately 38,000 employees worldwide.

With regard to sourcing, please refer to sub-section 5.3.3, Supply management, of this report.

6.1.4 Progress against targets

The Annual Report 2010 outlined a number of key targets for Philips Healthcare in 2011. In the course of the year, reflecting the evolving business reality and the adoption of Accelerate!, these were encapsulated in several key trajectories designed to accelerate performance – and achieve our mid-term targets. We have made significant headway toward meeting those goals, as outlined below.

Driving to co-leadership in Imaging Systems

In 2011 we realized our vision of Imaging 2.0. As part of this vision we delivered on our promise to bring world-class products to market that address radiologists’ fundamental needs: a new level of patient focus and safety, improved workflow and more effective integration, leading to better care coordination and improved economic value.

One of the many breakthrough products released in 2011 is the Ingenuity TF PET/MR, the first new imaging modality introduced in a decade. This system integrates the molecular imaging capabilities of PET with the superior soft tissue contrast of MR (magnetic resonance imaging), thereby enabling the system to perform both stand-alone MR and hybrid PET/MR studies. This delivers added flexibility by eliminating the need to invest in multiple scanners while cutting down on throughput time and improving patient comfort since the patient can remain on the same table for both tests. We also released the new Ingenuity CT platform, designed to provide low dose and high image quality, and Ingenia MR, the first digital broadband MR system, which delivers excellent image quality while increasing patient throughput by up to 30%.

Philips’ Ambient Experience solution continued to differentiate the company and spur growth in 2011, especially in certain growth geographies such as the Middle East. With global installations now approaching 300, this unique approach to the patient experience integrates architecture, design and enabling technologies, such as lighting, sound, projection and RFID, to create a friendlier, more calming and welcoming hospital experience for patients as well as a more pleasant place for staff to work.

In 2011, we strengthened our Women’s Health portfolio with the acquisition of the digital mammography business of Sectra. The acquired system, MicroDose Mammography, delivers high-quality breast images using a unique photon-counting detector technology and can deliver outstanding image quality at up to 50% of the radiation dose used by other full-field digital mammography systems, based on phantom testing.

Philips also made a minority investment in Corindus to jointly develop robotic-assisted systems for minimally invasive treatment of obstructed coronary arteries. This emerging field of image-guided, minimally-invasive treatments can lead to faster recovery times and shorter hospital stays. The investment strengthens Philips’ position as a leader in cardiology.

Achieving leadership with holistic innovation in Patient Care & Clinical Informatics

Our Patient Care & Clinical Informatics group (PCCI) remains focused on saving and improving lives with a ‘holistic’ portfolio that combines and connects information, technologies, and people in new and meaningful ways.

In 2011, PCCI introduced several clinical decision support algorithms, telehealth applications, workflow tools, and other innovations that are changing care-giving paradigms. The IntelliVue MX600, MX700, MX800 patient monitoring solution functions as a clinical workstation that provides fast, convenient access to a patient’s clinical data from hospital information systems. The IntelliVue MX40 monitor, recognized as the best new product at the 2011 Military Smart Monitoring Summit, is a wearable patient monitor that allows clinicians to monitor ambulatory patients, not only improving the patient experience but also providing an effective and efficient alternative to traditional care for patients who are capable of walking and moving around. It also improves clinician workflow by providing local alarms to alert clinicians of patient condition changes regardless of the patient’s location in the hospital.

The PCCI group also invested in the mother and child care segment to augment its capabilities in obstetrical care and neonatal intensive care. The team delivered products such as the state-of-the-art OBTraceVue obstetrical information management system, which was cited among the products that will make a profound contribution to

80      Annual Report 2011

6 Sector performance 6.1.4 - 6.1.4

help save and improve lives as part of the UN’s 2015 Millennium Development Goals for the Global Strategy for Women and Children’s Health.

In 2011, Philips acquired several companies that strengthened our market position and global reach. For example, with the acquisition of Dameca, a global provider of anesthesia machines and accessories for the operating room, we significantly bolstered our therapeutic and anesthesia-care care capabilities, and furthered our ability to integrate information and technologies for ground-breaking anesthesia-related clinical decision support.

PCCI also pioneered telehealth applications to address customers’ need to improve financial and clinical outcomes. Sisters of Mercy Health System of St. Louis, Missouri, expanded its use of the Philips eICU telehealth program across four states and eight hospitals to support stroke victims with timely access to scarce stroke neurologists, and it plans to extend this to 24 hospitals by summer 2012.

International expansion of the Home Healthcare Solutions business

Philips is a pioneer in home healthcare solutions. As the company with the most comprehensive suite of solutions in monitoring, sleep therapy and respiratory devices available for the home, we play a significant role in improving the quality of care at lower cost.

Philips is already the leading provider of medical alert services in the US. In order to expand our presence and support independent living for an aging population in Japan, one of the most rapidly aging countries in the world, we introduced our medical alert service Lifeline Auto Alert. Customized to the needs of Japanese patients and developed in close collaboration with local Japanese hospitals, the Lifeline service offers seniors an easy-to-use personal response service that lets them summon emergency help at any time of the day or night.

The introduction of Lifeline in Japan is part of Philips’ multi-year international growth strategy for its home monitoring business under which Philips plans to continue introducing the Lifeline service in new markets in future.

Philips also aims to enter the sleep therapy and respiratory care home markets in China in the near future. To this end, in 2011 we initiated a comprehensive research project in the Chinese market to obtain deeper insights and determine optimal business models. Given China’s aging population, it has become evident that there is a significant clinical need for products and services to address the rise in chronic conditions. Yet today, only a relatively small portion of the population is able to pay for these products and services. Our work in China goes beyond making the products available: we are also investigating ways to increase accessibility.

We contributed one of our telehealth solutions as part of an extensive home healthcare clinical study, commissioned and funded by the UK’s Department of Health. In late 2011, the research showed that telehealth solutions, if used correctly, resulted in significant benefits, including a decrease in mortality rates from chronic disease, a drop in emergency admissions and a decrease in in-hospital days.

Invest for leadership in growth geographies

In 2011, Philips invested in the necessary resources to drive our growth and leadership positions in key strategic markets. In line with our mission to provide meaningful innovations that improve the quality of care, enhance patients’ lives and enable the delivery of better outcomes at lower cost, we accelerated efforts in growth geographies through a number of initiatives, including:

Investing in the local development of our care cycle approach: Using our leading cardiology capabilities, we introduced Chest Pain Centers in China in order to enable cardiologists to better manage acute cardiovascular events, and improve patient survival rates and outcomes.

Expanding our local manufacturing capabilities: The industrial campus for imaging systems in Suzhou, China, became operational and delivered its first systems in 2011, and we also expanded our value segment assets in Interventional X-Ray Systems (IXR) by setting up a greenfield healthcare research & development and manufacturing facility in Pune, India.

Expanding our product portfolio to deliver the right benefits, on the right conditions, at the right times: We introduced new, cost-effective imaging solutions, such as the Achieva 1.5T SE Magnetic Resonance and MX16-slice CT systems, which allowed us to meet the growing demand for easy-to-use, full-featured imaging products that can handle large volumes of work and meet the specific needs of customers in both mature and growth geographies.

Introducing new business models: We provide multi-modality imaging solutions in a pay-per-use model or by entering into multi-modality partnership deals with a revenue-sharing aspect, such as with Fortis Healthcare in India.

Annual Report 2011      81

6 Sector performance 6.1.4 - 6.1.6

Developing locally relevant solutions via partnership agreements: We worked with the Russian State Atomic Energy Corporation (ROSATOM) aimed at jointly manufacturing important imaging modalities in nuclear medicine in Russia.

Executing operational excellence initiatives to increase margin and time-to-market

We continued our transPHorm efficiency and effectiveness program aimed at improving our operating margins over time, focusing on pricing, optimization of low-cost-country sourcing, bill of material reductions, and increased service productivity and operational efficiency.

6.1.5 EcoVision

Philips Healthcare is committed to deliver on its EcoVision sustainability goals. We consider all Green Focal Areas and aim to reduce total life cycle impact. In 2011 we added 29 Green Products to our portfolio, including the Ingenia MRI systems with dStream, which use up to 24% less energy than their predecessor. Another example is the IntelliVue MX40 Patient Monitor, which offers 85% reduction in power usage. Also our Home Healthcare Solution Trilogy, which uses 62% less energy than its predecessor. We also play an active role in developing environmental legislation such as self-regulatory initiatives on EcoDesign of Energy-using Products.

6.1.6 2011 financial performance

In 2011, sales amounted to EUR 8,852 million, 3% higher than in 2010 on a nominal basis, driven by higher sales in all businesses. Excluding a 2% unfavorable impact of currency effects, comparable sales were 5% higher. Mid-single-digit comparable sales growth was achieved by all businesses. Green Product sales amounted to EUR 2,663 million, a 25% year-on-year increase.

Geographically, comparable sales in mature geographies were higher than in 2010 in all businesses except Imaging Systems. The year-on-year sales increase was largely attributable to North America, tempered by lower sales in Western Europe. In growth geographies, we achieved 15% growth, largely driven by strong, double-digit growth in China, India and Russia.

Adjusted IFO decreased from EUR 1,186 million, or 13.8% of sales, in 2010 to EUR 1,145 million, or 12.9% of sales, in 2011. Adjusted IFO improvements were realized at Patient Care & Clinical Informatics, Home Healthcare Solutions and Customer Services, largely as a result of higher sales and cost-saving programs. However, this was more than offset by lower Adjusted IFO at Imaging Systems, due to higher selling expenses and investments in R&D. Restructuring and acquisition-related charges amounted to EUR 20 million, compared with EUR 77 million in 2010.

IFO amounted to EUR 93 million, or 1.1% of sales, and included EUR 229 million of charges related to amortization of intangible fixed assets and EUR 824 million of goodwill impairment losses.

Net operating capital in 2011 decreased by EUR 490 million to EUR 8.4 billion, mainly attributable to lower intangible assets due to goodwill impairment and partially offset by higher inventories, primarily at Imaging Systems.

Cash flows before financing activities decreased from an inflow of EUR 1,139 million in 2010 to an inflow of EUR 770 million in 2011, mainly attributable to lower cash earnings.

Sales at Healthcare are generally higher in the second half of the year largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year.

Key data

in millions of euros

	2009	2010	2011
Sales	7,839	8,601	8,852
Sales growth
% increase, nominal	2	10	3
% increase, comparable1)	(3)	4	5
Adjusted IFO	848	1,186	1,145
as a % of sales	10.8	13.8	12.9
IFO1)	593	922	93
as a % of sales	7.6	10.7	1.1
Net operating capital (NOC)1)	8,434	8,908	8,418
Cash flows before financing activities1)	889	1,139	770
Employees (FTEs)2)	34,525	36,253	37,955

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report
2)	Adjusted to reflect a change of employees reported for the past periods

82      Annual Report 2011

6 Sector performance 6.1.6 - 6.1.7

Sales per geographic cluster

in millions of euros

1)	Revised to reflect an adjusted geographic cluster allocation

Sales and net operating capital

in billions of euros

IFO and Adjusted IFO1)

in millions of euros

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

2010 financial performance

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

Geographically, comparable sales in mature geographies were higher than in 2009 in all businesses except Imaging Systems. The year-on-year sales increase was largely attributable to Western Europe. Comparable sales in North America were broadly in line with 2009. In growth geographies, we achieved 7% increase, largely driven by strong, double-digit growth in China and India.

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

6.1.7 Regulatory requirements

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

Annual Report 2011      83

6 Sector performance 6.1.7 - 6.1.8

Philips Healthcare participates in COCIR, the European

trade association for the Radiological, Electro-medical and

Healthcare IT industry, which has committed to

participate in the Energy-using Products Directive

through a Self-Regulatory Initiative for imaging equipment.

6.1.8 Strategy and 2012 objectives

In 2012 Philips Healthcare will continue to progress on

the following key trajectories designed to accelerate

performance and achieve our mid-term targets:

•	Implement Accelerate! transformation

•	Driving to co-leadership in Imaging Systems and leadership in Patient Care & Clinical Informatics

•	Invest for leadership in growth geographies

•	International expansion of the Home Healthcare Solutions business

•	Executing operational excellence initiatives to increase margin and time-to-market

•	Deliver on EcoVision sustainability commitments

84      Annual Report 2011

6 Sector performance 6.2 - 6.2.1

6.2 Consumer Lifestyle

“With Accelerate! we continued on our path to transform Consumer Lifestyle – reshaping the portfolio for profitable growth and moving from a functional, centrally led organization, to an organization built around businesses and markets. We further repositioned the sector towards the health and well-being domain, focusing resources to drive global scale and category leadership.” Pieter Nota, CEO Philips Consumer Lifestyle

Prior years results and cash flows have been restated to reflect the effect of classifying the Television business as discontinued operations in 2011.

•	Achieved strong sales growth in the Personal Care, Health & Wellness and Domestic Appliance businesses combined and increased overall market share

•	Signed agreement to transfer Television business into a joint venture with TPV Technology

•	Significantly stepped up investment in Advertising & Promotion and Research & Development

•	Refocused Lifestyle Entertainment portfolio on growing categories, achieving profitability for the full year

6.2.1 Lifestyle retail landscape

Across the world, consumers want to maintain and improve their health and well-being and that of their families. To achieve this, they look for propositions that will improve their lives from brands they trust. This is as true for consumers in developed markets such as Western Europe as it is for the rapidly expanding middle class in growth geographies such as China.

Consumer Lifestyle is on a journey to become a leading player in health and well-being. We have a global footprint, with an established presence in both mature and growth

Annual Report 2011      85

6 Sector performance 6.2.1 - 6.2.3

geographies. Our investment in research and development enables us to deliver a stream of locally relevant, meaningful innovations. We have a leading global brand, which is highly trusted across the world.

The fragile global economic environment in 2011 had a negative impact on consumer demand for some categories and some markets. However, we also saw strength in growth geographies, driven in part by the continuing emergence of the middle class.

Underlying trends continue to drive growth in our key categories:

•	In Male Grooming, young men are increasingly turning to electrical grooming solutions to create a much wider range of facial hairstyles, helping them to express their own individual look

•

In Oral Healthcare, Philips Sonicare is already a market-leading brand in the world’s largest oral healthcare markets. It is also a business that’s poised for growth thanks to its plans to expand geographically and to broaden its portfolio into new value spaces and price points

•	In Kitchen Appliances, Philips is delivering local innovations based on global platforms that deliver on the specific eating habits of different cultures around the world whilst driving global scale

•

In Coffee, fully automatic espresso and portioned solutions, such as the Philips SENSEO portfolio, account for more than 60% of the total coffee market value and over 95% of its growth. With the Philips Saeco and SENSEO portfolios, the company is well-positioned to capture this growth

6.2.2 Helping people achieve a healthier and better life

Consumer Lifestyle makes a difference to people’s lives by making it easier for them to achieve a healthier and better lifestyle.

Consumer Lifestyle works together with Philips Design to monitor trends ranging from consumer tastes to design aesthetics. With its global footprint, Consumer Lifestyle is well positioned to capture and respond to emerging needs in local markets. Country organizations are our interface with the consumer, allowing us to accurately identify local needs, tastes and commercial opportunities.

We apply a rigorous product development process when creating new value propositions. At its heart are validated consumer insights, which show that the propositions meet a market need. The combination of insight and innovation creates a platform for sustainable business success.

6.2.3 About Consumer Lifestyle

The Philips Consumer Lifestyle sector is organized around its businesses and markets, and is focused on value creation through category development and delivery through operational excellence.

We plan, resource and manage performance by Business/ Market Combination. Our operating model stimulates entrepreneurship and speed by ensuring clear accountability and by moving decisions closer to our customers and markets. Our teams are highly engaged and our local leaders empowered, which provides a strong platform to ignite growth.

In 2011 the sector consisted of the following areas of business:

•	Health & Wellness: mother and childcare, oral healthcare

•	Personal Care: male grooming, skincare, beauty

•	Domestic Appliances: coffee, floor care, garment care, kitchen appliances, water & air, beverage appliances

•	Lifestyle Entertainment: communication & control, audio & multimedia, speech processing, headphones & accessories, home cinema & home video

Total sales by business 2011

as a %

We offer a broad range of products from high to low price/value quartiles, necessitating a diverse distribution model. We are expanding our portfolio to increase its accessibility, particularly for lower-tier cities in growth geographies. We are also developing new retail channels, for instance selling our innovative laser-based skin rejuvenation solution, Philips RéAura, in high-end beauty

86      Annual Report 2011

6 Sector performance 6.2.3 - 6.2.5

retailers. And we have pioneered innovative approaches in online and social media to build our brand and drive sales.

Under normal economic conditions, the Consumer Lifestyle sector experiences seasonality, with higher sales in the fourth quarter resulting from the holiday sales.

Consumer Lifestyle employs approximately 18,300 people worldwide. Our global sales and service organization covers more than 50 developed and growth geographies. In addition, we operate manufacturing and business creation organizations in Argentina, Austria, Belgium, Brazil, China, Hungary, India, Netherlands, Singapore, the UK and the US.

Consumer Lifestyle is subject to significant regulatory requirements in the markets where it operates. This includes the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS) and Energy-use of Products (EuP) requirements. Consumer Lifestyle has a growing portfolio of medically regulated products in its Health & Wellness and Personal Care businesses. For these products we strive to meet the requirements of all relevant regulatory bodies such as the US FDA, the European Commission for Regulations and Notified Bodies, the SFDA in China and the Health Authorities in India.

With regard to sourcing, please refer to sub-section 5.3.3, Supply management, of this report.

6.2.4 Progress against targets

The Annual Report 2010 set out a number of key targets for Philips Consumer Lifestyle in 2011. In the course of the year, reflecting the evolving business reality and the adoption of Accelerate!, these were encapsulated in four key sector acceleration trajectories designed to reshape our portfolio towards growth – and to achieve our mid-term targets. The progress made in addressing these trajectories is outlined below.

Right-size the organization post TV joint venture

We have plans in place to significantly reduce the proportion of the stranded costs that resulted from the disentanglement of our TV operations. We have moved from a functional, centrally-led organization to an organization centered around businesses and markets, where businesses are responsible for the realization of propositions and markets are responsible for the realization of revenues.

Address Lifestyle Entertainment portfolio and execute turnaround plan

We are transitioning the Lifestyle Entertainment portfolio from declining traditional audio/video products such as MP4 and DVD players towards growing and profitable categories in the connected entertainment space, including solutions that integrate with the Apple Airplay and Google Android ecosystems. As a result, Lifestyle Entertainment was profitable over the full year 2011.

Continued growth investment in core businesses towards global category leadership

We significantly increased our investment in advertising and promotion, particularly in Male Grooming, Oral Healthcare, Kitchen Appliances and Coffee. In Oral Healthcare, we launched the Sonicare AirFloss, a major innovation in dental care that uses rapid bursts of air and water to provide an easier way for interdental cleaning. In addition, we strengthened co-branding with our strong single-category brands like Sonicare and Saeco.

Regional business creation; leverage fill-in acquisitions in China and India

We acquired Preethi and Povos, leading kitchen appliances companies in India and China respectively. We moved the leadership of our Domestic Appliances business to Shanghai, and implemented a network of regional business creation hubs for kitchen appliances in Europe, India, China and Brazil. Following the acquisition of Preethi we now have clear kitchen appliances market leadership in India. As a result of the acquisition of Povos and locally-driven innovation, we have increased the proportion of the Chinese kitchen appliances market we address from 15% to 95%.

6.2.5 EcoVision

Sustainability continued to play an important role in the product development process in our Consumer Lifestyle sector. We continued to implement our voluntary commitment to phase out polyvinyl chloride (PVC) and brominated flame retardants (BFR) from our products, launching new shavers and grooming products, among others, free of these substances.

We introduced the SENSEO Viva Café Eco, the first product in its category to be made from 50% recycled plastics, and we also launched the EcoCare steam iron, which reduces energy consumption by up to 25% and is made from 30% recycled materials.

Annual Report 2011      87

6 Sector performance 6.2.6 - 6.2.6

6.2.6 2011 financial performance

2011 proved to be a challenging year for driving sales growth in Consumer Lifestyle. We began the year with sales declines in the first two quarters, though we finished the year with two quarters of positive growth and improved stock levels. For the year, sales increased by EUR 48 million, or 1% nominal growth. However, adjusted for unfavorable currency and favorable portfolio changes, comparable sales were unchanged from the previous year.

Key data

in millions of euros

	2009	2010	2011
Sales	5,370	5,775	5,823
Sales growth
% increase (decrease), nominal	(13)	8	1
% increase (decrease), comparable1)	(12)	1	—
Adjusted IFO1)	454	718	472
as a % of sales	8.5	12.4	8.1
IFO	436	679	392
as a % of sales	8.1	11.8	6.7
Net operating capital (NOC)1)	625	911	887
Cash flows before financing activities1)	574	493	(38)
Employees (FTEs)	13,625	14,095	18,291

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

We achieved double-digit growth at Health & Wellness and high single-digit growth at Personal Care, driven by increased investment in advertising and promotion. Sales at Domestic Appliances showed high single-digit growth, led by strong growth in growth geographies, notably China. Sales declined at Lifestyle Entertainment, where growth was tempered by slow consumer spending in mature geographies.

From a geographical perspective, we recorded 10% comparable sales growth in growth geographies, which was partly offset by a 6% decline in mature geographies, mainly in Western Europe. Sales growth in growth geographies was driven by solid growth in Latin America and China, primarily in our Personal Care business. Growth geographies’ share of sector sales increased from 38% in 2010 to 42% in 2011.

Adjusted IFO decreased from EUR 718 million, or 12.4% of sales, in 2010 to EUR 472 million, or 8.1% of sales, in 2011. Restructuring and acquisition-related charges amounted to EUR 54 million in 2011, compared to EUR 31 million in 2010. The year-on-year Adjusted IFO decrease was largely attributable to lower gross margin and higher selling expenses, particularly from increased investment in advertising and promotion. Adjusted IFO was higher than in 2010 at Health & Wellness, but this was more than offset by lower earnings at Lifestyle Entertainment and Licenses.

IFO amounted to EUR 392 million, or 6.7% of sales, which included EUR 80 million of amortization charges, mainly related to intangible fixed assets at Lifestyle Entertainment and Health & Wellness.

Net operating capital decreased from EUR 911 million in 2010 to EUR 887 million in 2011, primarily due to higher provisions for the announced divestment of the discontinued Television business, partially offset by higher intangible fixed assets from acquisitions of Povos and Preethi.

Cash flows before financing activities declined from an inflow of EUR 493 million in 2010 to an outflow of EUR 38 million. The decline was attributable to lower cash earnings and higher cash outflows for acquisitions.

Sales per geographic cluster

in millions of euros

1)	Revised to reflect an adjusted geographic cluster allocation

Sales and net operating capital

in billions of euros

88      Annual Report 2011

6 Sector performance 6.2.6 - 6.2.7

IFO and Adjusted IFO1)

in millions of euros

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

2010 financial performance

2010 proved to be a challenging year for driving sales growth in Consumer Lifestyle. We began the year with strong comparable sales growth in the first two quarters, though we experienced sales declines in the last two quarters, with high stock levels in retail and, consequently, strong price erosion. For the year, our sales increased by EUR 405 million, or 8% nominal growth. However, adjusted for favorable currency and unfavorable portfolio changes, comparable sales growth was limited to 1%.

We achieved double-digit growth at Health & Wellness and high single-digit growth at Personal Care, driven by our increased investment in advertising and promotion. Sales at Domestic Appliances showed low single-digit growth, as strong comparable sales increases in growth geographies, notably China, was partly offset by lower sales in mature geographies. Sales at Lifestyle Entertainment declined on a comparable basis.

From a geographical perspective, we recorded 6% comparable sales increase in growth geographies, which was partly offset by a 2% decline in mature geographies, mainly in Western Europe. Sales increase in growth geographies was driven by solid growth in Latin America and Russia, though this was tempered by a sales decline in China. Growth geographies’ share of sector sales increased from 38% in 2009 to 41% in 2010. Green Product sales amounted to over EUR1.5 billion and increased from 18% of total sales in 2009 to 27% in 2010.

Adjusted IFO significantly improved from EUR 454 million, or 8.5% of sales, in 2009 to EUR 718 million, or 12.4% of sales, in 2010. Restructuring and acquisition-related charges amounted to EUR 31 million in 2010, compared to EUR 74 million in 2009. The year-on-year Adjusted IFO improvement was largely driven by improved gross margin, fixed cost savings, the previous year’s EUR 48 million product recall-related charges, and lower restructuring charges. Adjusted IFO was higher than in 2009 in all businesses, notably Domestic Appliances.

IFO amounted to EUR 679 million, or 11.8% of sales, which included EUR 39 million of amortization charges, mainly related to amortization of intangible fixed assets at Health & Wellness and Domestic Appliances.

Net operating capital increased from EUR 625 million in 2009 to EUR 911 million in 2010, primarily due to an increase in assets following the acquisition of Discus Holdings.

Cash flows before financing activities declined from an inflow of EUR 574 million in 2009 to an inflow of EUR 493 million. The decline was mainly attributable to lower cash inflow from changes in working capital, partly offset by higher earnings.

6.2.7 Strategy and 2012 objectives

In 2012 Philips Consumer Lifestyle will continue to progress on the following key trajectories designed to accelerate performance and achieve our mid-term targets:

•	Implement Accelerate! transformation

•	Right-size the organization post TV joint venture establishment

•	Address Lifestyle Entertainment portfolio and execute turnaround plan

•	Continued growth investment in core businesses towards global category leadership

•	Regional business creation; leverage acquisitions in China and India

•	Deliver on EcoVision sustainability commitments

Annual Report 2011      89

6 Sector performance 6.3 - 6.3.1

6.3 Lighting

“Philips Lighting is the global leader in energy-efficient, customer- centric lighting solutions, driven by strong innovation. In a rapidly evolving but exciting marketplace full of opportunities, we will transform our business model and boost growth, profitability and return on invested capital by implementing the Accelerate! transformation, which is targeted at improving customer intimacy, time-to-market, and end-to-end business excellence.” Frans van Houten, acting CEO Philips Lighting

•	Lighting industry undergoing a radical transformation

•	Important global trends underpinning strategy

•	Winning in LED

6.3.1 Lighting landscape

We are witnessing a number of transitions that will affect the lighting industry in the years to come and change the way people use and experience light.

The first is the move from traditional vacuum-based technologies to solid-state lighting technology (LEDs). LED lighting is the most profound technological transformation in lighting since the invention of electric light well over a century ago. Offering great opportunities in terms of color, dynamics, miniaturization, architectural integration and energy efficiency, LED lighting is opening up exciting new possibilities.

90      Annual Report 2011

6 Sector performance 6.3.1 - 6.3.3

The second transition is from bulbs and components as the point of value creation, to end-user-driven applications and solutions. Increasingly, these applications and solutions will include lighting controls. We believe that, going forward, a key differentiator among lighting suppliers will be the innovative strength to create systems and solutions that are truly customer-centric, while leveraging global R&D and supply chain scale.

Consumers, businesses and national and municipal authorities are demanding highly adaptable lighting solutions which they can use to customize their indoor and outdoor environments as and when they desire. Flexible and dynamic, our LED lighting solutions allow a much higher degree of customization and provide significantly greater possibilities than solutions based on conventional technologies.

The third transition is the global interest in energy efficiency, in response to rising energy prices and increased awareness of climate change. Many countries and regions have introduced legislative measures to address energy consumption and the emission of greenhouse gases, which are linked to climate change. Philips will continue to play a significant role in encouraging and enabling the switch to energy-efficient lighting solutions, helping our customers to save on energy costs while making a positive contribution to the environment.

Between now and 2015, we expect the value of the global lighting market to grow by 5-7% on a compound annual basis. The majority of the growth will come from LED-based solutions and products – heading towards a 45% share by 2015. As one of the global leaders in LED components, applications and solutions, with a strong global presence across the LED value chain, we believe we are well positioned for the changes at hand.

In 2010 the lighting industry as a whole was recovering from the global economic developments in 2009. In 2011, however, this recovery slowed due to downward pressure on GDP, weaker consumer markets in mature geographies and continued weakness in the construction market. Growth geographies, once at risk of overheating, have slowed to more sustainable growth rates, albeit lower than expected.

6.3.2 Simply enhancing life with light

Philips Lighting enhances life with light through innovative lighting solutions. We believe that by focusing on what people really need and leveraging our expertise with a broad range of leading partners, we can create and deliver the most innovative and meaningful solutions on the market.

Lighting can do more than just shedding light. Our innovative solutions are transforming urban environments, helping to create livable cities through the use of light to enhance safety, municipal identity and residential well-being. Consumers are increasingly applying lighting to create their own ambience at home as an expression of their lifestyle. Building owners and retailers are recognizing the benefits of energy-efficient lighting in reducing their operational costs. And schools are learning how lighting can improve education and well- being. We believe that the rise of LED, coupled with our global leadership, positions us well to continue to deliver on our mission to simply enhance life with light.

6.3.3 About Philips Lighting

Philips Lighting is a global market leader, with recognized expertise in the development, manufacturing and application of innovative lighting solutions. We have pioneered many of the key breakthroughs in lighting over the past 120 years, laying the basis for our current position.

We address people’s lighting needs across a full range of market segments. Indoors, we offer lighting solutions for homes, shops, offices, schools, hotels, factories and hospitals. Outdoors, we offer solutions for roads (street lighting and car lights) and for public spaces, residential areas and sports arenas. In addition, we address the desire for light-inspired experiences through architectural projects. Finally, we offer specific applications of lighting in specialized areas, such as horticulture as well as air and water purification.

Philips Lighting spans the entire lighting value chain – from light sources, electronics and controls to full applications and solutions – via the following businesses:

•	Lamps: incandescent, halogen, (compact) fluorescent, high-intensity discharge and LED

•	Consumer Luminaires: functional, decorative, lifestyle, scene-setting

•	Professional Luminaires: city beautification, road lighting, sports lighting, office lighting, shop/hospitality lighting, industry lighting

•	Lighting Systems & Controls: electronic and electromagnetic gear, controls, modules and drivers

•	Automotive Lighting: car headlights, car signaling, interior

•	Lumileds: packaged LEDs

Annual Report 2011      91

6 Sector performance 6.3.3 - 6.3.4

Total sales by business 2011

as a %

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

Automotive Lighting is organized in two businesses: OEM and After-market. Lighting Systems & Controls and Special Lighting Applications conduct their sales and marketing through both the OEM and professional channels.

The conventional lamps industry is highly consolidated, with GE and Siemens/Osram as key competitors. The LED lamps industry is in its early days, with a variety of competitors entering the marketplace. The luminaires industry is fragmented, with our competition varying per region and per segment. Our Lighting Systems & Controls and Automotive Lighting businesses operate in more consolidated market sectors. In the world of digital lighting, a wide range of new entrants are active in the transitions to LED lighting and to applications and solutions.

Philips Lighting has manufacturing facilities in some 25 countries in all regions of the world and sales organizations in more than 60 countries. Commercial activities in other countries are handled via dealers working with our International Sales organization. Lighting has approximately 53,000 employees worldwide.

Lighting is subject to significant regulatory requirements in the markets where it operates. These include the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), Energy-using Products (EuP) and Energy Performance of Buildings (EPBD) directives.

With regard to sourcing, please refer to sub-section 5.3.3, Supply management, of this report.

6.3.4 Progress against targets

The Annual Report 2010 set out a number of key targets for Philips Lighting in 2011. In the course of the year, reflecting the evolving business reality and the adoption of Accelerate!, these were encapsulated in four key “sector acceleration trajectories” designed to improve profitability on the path to LED and solutions – and to achieve our mid-term targets. The progress made in addressing these trajectories is outlined below.

Accelerate transformation to LED, applications and solutions

In 2011 we further strengthened our expertise in LED development and application. Our LED-based sales grew by 30% compared to 2010, representing some 16% of total Lighting sales. Sales growth of LED-based lamps and luminaires was approximately 70%. To retain our leadership position we invested in optimizing lamp performance and lifecycle, and in expanding our portfolio of leading LED solutions in professional segments such as outdoor, office and retail, and in the automotive and home segments. Our leadership position in LED lamps was underlined by our winning the US Department of Energy’s coveted L Prize for the first 60 W replacement LED lamp.

Our sales of solutions (luminaires, controls, software and services) grew by 50% in 2011. We continued to invest in growing our solutions business. We hired new key account managers in nearly all our markets and staffed our Turn-Key Projects & Solutions teams, both on a global and a market level. We launched Lighting Capital – a payment program that enables customers to acquire lighting solutions without an upfront capital investment – and developed several service propositions besides system solutions such as Lumimotion, in which we combine hardware with controls and software to act as a smart system. The acquisitions of Optimum and Indal will strengthen our solutions business.

Strengthen performance management and execution

We are implementing the Accelerate! program to further gear up our organization to take full advantage of the LED- driven future opportunities in the lighting industry. We are connecting business and market teams through our so-called BMC (Business/Market Combination) approach to win customers in key markets, reduce complexity, improve execution along our end-to-end customer value chain, and increase speed to market – all with the aim of driving market leadership, accelerating growth and boosting profitability.

92      Annual Report 2011

6 Sector performance 6.3.4 - 6.3.6

Address cost base and margin management

In 2011, as part of our organizational redesign and cost program, we took a fundamental approach to increase the speed and efficiency of our organization. As of 2012 we will merge business groups, take out management layers and implement an overhead cost reduction program. Furthermore, in 2011 we accelerated our program to rationalize our industrial footprint, closing eight sites and divesting three.

Our margin performance has been impacted by higher investment levels in R&D and commercial capabilities. Furthermore, margin pressure was driven by higher material prices and in some areas by operational issues. To protect our margins, we optimized our product mix and implemented price increases, mainly in our conventional lamps and luminaires businesses.

Our focus on working capital management in the fourth quarter has clearly paid off. Inventory levels have been brought down, combined with a significant reduction in overdue receivables. We will continue to focus on these aspects in 2012 and 2013.

Deliver on turnaround of Consumer Luminaires and Lumileds

In Western markets, our Consumer Luminaires business has been suffering from adverse economic conditions, compounded in EMEA by poor supply reliability performance. A turnaround program is well under way and covers operational improvements, a reduction of the product portfolio and a re-focused brand portfolio towards two main channels (DIY and Lifestyle & Specialist). The brand program will result in an extended innovative product portfolio under the Philips brand name. In EMEA a comprehensive supply chain program leveraging on the roll-out of SAP resulted in the recovery of appropriate service levels.

Though our Lumileds business is making further progress on growing its relative share in general illumination, its sales were negatively influenced by lower sales in the display segments.

6.3.5 EcoVision

In 2011 Philips Lighting invested EUR 291 million in Green Innovation, compared to EUR 230 million in 2010. The energy efficiency of our total product portfolio improved by some 2%. Green Product sales increased from 58% of total sector sales in 2010 to 60% in 2011. Our sustainability drive has been rewarded with the prestigious 2011 UN Leader of Change Award for our visionary leadership in the global switch to innovative lighting solutions that demonstrate sustainable, environmental, economic and social value. We also received Richard Branson’s Carbon War Room Gigaton Award for outstanding business leadership in energy efficiency and eco-design to reduce carbon emissions. And at the high-level UN ‘Momentum for Change’ event during the UN Climate Change Conference (COP17) in Durban, South Africa, we were recognized along with The Climate Group for our solar-driven LED street-lighting project in China’s Guiyang community.

6.3.6 2011 financial performance

Sales amounted to EUR 7,638 million, a nominal increase of 1% compared to 2010, mainly driven by growth in our Professional Luminaires business, Lighting Systems & Controls, as well as ongoing growth of our Fluorescent and LED lamps, but tempered by declining sales at Lumileds and Consumer Luminaires. Excluding a 2% unfavorable currency impact and a 3% unfavorable consolidation effect, comparable sales increased by 6%.

The year-on-year sales increase was substantially driven by growth geographies, which grew over 10% on a comparable basis. Sales in growth geographies increased to over 40% of total Lighting sales, driven by China and India, compared to 38% in 2010. In mature geographies, sales growth was limited to low single digits due to lower demand in North America and Western Europe, particularly for Lumileds and Consumer Luminaires.

Our Lamps business grew strongly compared to 2010, buoyed by demand for high-end lamps in retail and growth geographies. Ongoing softness in the residential construction markets – particularly in mature geographies – meant that sales in our Consumer Luminaires business slightly declined compared to 2010. Sales of LED-based products grew to over 16% of total sales, up from 13% in 2010, driven by Lamps and Professional Luminaires. Sales of energy-efficient Green Products exceeded EUR 4,571 million, or 60% of sector sales.

Adjusted IFO amounted to EUR 445 million, or 5.8% of sales, compared to EUR 869 million, or 11.5% of sales, in 2010 . Restructuring and acquisition-related charges amounted to EUR 66 million in 2011, compared to EUR 97 million in 2010. The Adjusted IFO decrease of EUR 424 million was mainly attributable to lower gross margin, due to raw material increases and higher investments in selling as well as research and development to drive growth.

IFO amounted to a loss of EUR 362 million, or 4.7% of sales, which included EUR 128 million related to the impairment of customer relationships and brand names resulting from the turnaround plan within Consumer Luminaires, and EUR 531 million of goodwill impairment

Annual Report 2011      93

6 Sector performance 6.3.6 - 6.3.6

losses related to revised growth and profitability expectations for our Luminaires businesses, which were taken in the second quarter of 2011.

Net operating capital declined by EUR 541 million to EUR 5.0 billion, due to decreases in intangible fixed assets from goodwill and other amortization, partially offset by currency translation.

Cash flows before financing activities declined from EUR 590 million in 2010 to EUR 254 million, reflecting lower cash earnings and additional growth-focused investments in capital expenditures.

Under normal economic conditions, the Lighting business sales are generally not materially affected by seasonality.

Key data
in millions of euros
	2009	2010	2011
Sales	6,546	7,552	7,638
Sales growth
% increase, nominal	(11)	15	1
% increase, comparable1)	(13)	9	6
Adjusted IFO	145	869	445
as a % of sales	2.2	11.5	5.8
IFO1)	(16)	695	(362)
as a % of sales	(0.2)	9.2	(4.7)
Net operating capital (NOC)1)	5,104	5,561	5,020
Cash flows before financing activities1)	624	590	254
Employees (FTEs)	51,653	53,888	53,168

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

Sales per geographic cluster

in millions of euros

Sales and net operating capital

in billions of euros

IFO and Adjusted IFO1)

in millions of euros

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

2010 financial performance

Sales amounted to EUR 7,552 million, a nominal increase of 15% compared to 2009, driven by a rebound in sales of general and automotive lamps as well as ongoing growth of our Lumileds LED business. Excluding a 6% favorable currency impact and a 1% contribution from acquisitions, comparable sales increased by 9%.

The year-on-year sales increase was substantially driven by comparable sales increases in growth geographies, which grew over 20% on a comparable basis. Growth geographies sales grew to over 38% of total Lighting sales, driven by China, India and Brazil, compared to 34% in 2009. In mature geographies, sales growth was limited to low single-digits due to lower demand in North America and Western Europe, particularly for Professional and Consumer Luminaires.

A rebound in the global automotive market supported solid, double-digit sales growth in this business. Our general Lamps business also grew strongly compared to 2009, buoyed by demand for high-end lamps in retail and growth geographies. Ongoing softness in both the residential and commercial construction markets –

94      Annual Report 2011

6 Sector performance 6.3.7 - 6.3.7

particularly in mature geographies – meant that sales in our Luminaires businesses remained broadly in line with 2009. Sales of LED-based products grew to over 13% of total sales, up from 8% in 2009, driven by Lumileds, Lamps and Professional Luminaires. Sales of energy-efficient Green Products exceeded EUR 4 billion, or 58% of sector sales.

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

Cash flows before financing activities declined from EUR 624 million in 2009 to EUR 590 million, reflecting higher cash earnings which were more than offset by higher working capital requirements and additional growth- focused investments in capital expenditures.

6.3.7 Strategy and 2012 objectives

In 2012 Philips Lighting will continue to progress on the following key trajectories designed to accelerate performance and achieve our mid-term targets:

•	Implement Accelerate! transformation

•	Accelerate transformation to LED, applications and solutions

•	Strengthen performance management and execution

•	Address cost base, margin management and working capital

•	Deliver on turnaround of Consumer Luminaires and Lumileds

•	Deliver on EcoVision sustainability commitments

Annual Report 2011      95

6 Sector performance 6.4 - 6.4

6.4 Group Management & Services

“In 2011 we streamlined our Research and Innovation Services organization and continued the build-up of innovation capabilities in growth geographies.”

Jim Andrew, Chief Strategy & Innovation Officer

Philips’ performance by geographic cluster is based on the following:

•

Growth geographies, including China, India, and Latin America and other markets including Central and Eastern Europe, Russia, Ukraine and Central Asia, the Middle East and Africa, Turkey and ASEAN zone

•	Mature geographies, including Western Europe, North America, Japan, South Korea, Israel, Australia and New Zealand

Introduction

Group Management & Services comprises the activities of the corporate center, including Philips’ global management and sustainability programs, country and regional management costs, and costs of pension and other postretirement benefit plans, as well as Corporate Technologies, Philips Design, Corporate Investments and New Venture Integration. Additionally, the global shared business services for purchasing, finance, human resources, IT, real estate and supply are reported in this sector. As of January 1, 2012, Corporate Technologies, New Venture Integration and Design will be merged to create a new entity within Group Management & Services, called Philips Group Innovation.

Group Management & Services plays an important role in the Accelerate! program, notably by helping to improve the end-to-end value chain. The End to End approach consists of three core processes: Idea to Market, Market to Order, and Order to Cash. Group Management & Services supports Idea to Market in five focal areas: Speed up time to market, Portfolio optimization, Driving breakthrough innovation, Improving innovation competences, and Restoring the image of Philips as an innovation leader.

96      Annual Report 2011

6 Sector performance 6.4.1 - 6.4.1

6.4.1 Corporate Technologies

Corporate Technologies feeds the innovation pipeline, enabling its business partners – the three Philips operating sectors – to create new business options through new technologies, venturing and intellectual property development, to improve time-to-market efficiency, and to increase innovation effectiveness via focused research and development activities. In addition, Corporate Technologies opens up new value spaces beyond current sector scope or focus (Emerging Business Areas, EBAs), manages the EBA-related R&D portfolio, and creates synergy for cross-sector initiatives.

Corporate Technologies encompasses Research, Incubation, Intellectual Property & Standards (IP&S), the Philips Innovation Campus as well as Philips Innovation Services. In total, Corporate Technologies employs about 4,200 professionals around the globe.

Corporate Technologies actively participates in ‘Open Innovation’ through relationships with academic and industrial partners, as well as via European and regional projects, in order to improve innovation efficiency and share the related financial exposure. The High Tech Campus in Eindhoven (Netherlands), the Philips Innovation Campus in Bangalore (India), and Research Shanghai (China), are prime examples of environments enabling Open Innovation. In this way, we seek to ensure proximity of innovation activities to growth geographies.

Philips Research is a key innovation partner for Philips’ business sectors. It has three main roles. Firstly, it creates new technologies and innovations that help to spur the growth of the Philips businesses. Secondly, it develops unique intellectual property (IP), which will enable longer- term business and creates standardization opportunities for Philips. Lastly, it prepares the ground for the creation of game-changers and adjacent businesses in the sectors based on technology-enabled innovation in strategically aligned application areas.

On January 1, 2011, innovation competencies of the former Applied Technologies were merged with those of Philips Research. The role of the new Research organization is to co-create and co-develop meaningful innovations, including the relevant IP, for the Philips businesses’ current and new business areas and key markets. The labs in Shanghai and Bangalore focus on local-for-local innovation, supported by key competencies and technologies from the laboratories elsewhere. Outside-in Open Innovation, leveraging the global network of innovation partners, is an important guiding principle for Research.

In 2011, Philips Research, in cooperation with Eindhoven University of Technology, achieved an important development in MRI-guided local drug delivery for cancer treatment. The joint team demonstrated in pre-clinical studies that an improved local drug uptake in tumors is achieved, and that it can be visualized and measured in real time. These measurements may give an indication at time of delivery if drug uptake in the tumor was sufficient, or if an additional treatment may be needed.

Building upon Philips’ ambient intelligence insights and in- depth understanding of the hospital patient experience, Philips Research opened a Hospital Lab to investigate the effects of healing environments (e.g. lighting, sound, projection) on the treatment and well-being of patients.

Philips applies the concepts of Incubation and Emerging Business Areas to new business creation to create strategic growth opportunities for Philips. In some cases, spin-out or technology licensing is considered. The Philips Healthcare Incubator has introduced Digital Pathology solutions to ease the workload and support decision- making in central and hospital-based pathology departments. Through its Handheld Diagnostic venture, the Healthcare Incubator has set up a number of strategic partnerships to bring unique point-of-care (PoC) diagnostic solutions to the market. The most prominent partnership announced so far is with bioMérieux, on acute cardiac PoC diagnostics. In addition, the Healthcare Incubator manages Philips’ investment/relationship with the healthcare venture capital fund Gilde Healthcare III, in which Philips made an anchor investment.

CityTouch is an activity that started in the Lighting and Cleantech Incubator and has now been launched by Philips Lighting. It is an online intelligent street lighting management system that enables savings of up to 70% in energy use and maintenance costs compared to conventional lighting. Another venture initiated in the Incubator and now being marketed by Philips Lighting is the revolutionary lighting concept of Philips luminous textiles, which bring interior spaces to life with light, texture and dynamic content. Luminous textiles are an easy-fit system that integrates multi-colored LED modules within acoustic textile panels to show dynamic content and soften sound.

Philips IP&S proactively pursues the creation of new intellectual property in close co-operation with Philips’ operating sectors and the other departments within Corporate Technologies. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips’ businesses to support their growth, competitiveness and profitability. Philips’ IP portfolio currently consists of

Annual Report 2011      97

6 Sector performance 6.4.1 - 6.4.5

around 54,000 patent rights, 39,000 trademarks, 70,000 design rights and 4,400 domain name registrations. Philips filed approximately 1,450 patents in 2011, with a strong focus on the growth areas in health and well-being. IP&S participates in the setting of standards to create new business opportunities for the Healthcare, Consumer Lifestyle and Lighting sectors. A substantial portion of revenue and costs is allocated to the operating sectors. Philips believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents and licenses.

Philips Innovation Services was formed in 2011 from parts of the former Philips Applied Technologies and Philips MiPlaza. Its mission is to accelerate its customers’ innovations by offering a range of advanced services, expertise and high-tech facilities across the whole innovation process: from concept creation, product development, prototyping and small series production, quality and reliability, right through to sustainability and industrial consulting. It serves Philips and its partners, as well as many non affiliated companies. Situated at the High Tech Campus Eindhoven, Philips Innovation Services is an innovation hub supporting Philips’ long-term commitment to Open Innovation.

Philips Innovation Campus Bangalore (PIC) hosts activities from all three sectors, Philips Research, IP&S and IT. Healthcare is the largest R&D organization at PIC, with activities in Imaging Systems and Patient Care & Clinical Informatics. Lighting started in mid-2010, and PIC is now one of its largest software sites. While PIC originally started in 1996 as a software center, it has since developed into a product development center (including mechanical, electronics, supply chain capabilities). In 2011 several Healthcare businesses also located business organizations focusing on growth geographies at PIC.

6.4.2 Corporate Investments

The last remaining business within Corporate Investments – Assembléon – was a wholly owned subsidiary that develops, assembles, markets and distributes a diverse range of surface-mount technology placement equipment. In 2011 we sold a majority stake in Assembléon to H2 Equity Partners, an independent private equity firm, retaining a 20% stake.

6.4.3 New Venture Integration

The New Venture Integration group focuses on the integration of newly acquired companies across all sectors.

6.4.4 Philips Design

Philips Design partners with the Philips businesses, technology groups and corporate functions to ensure that our innovations are meaningful and locally relevant, and that the Philips brand experience is preferable and consistent across all its touch-points. To further maximize the value that it brings to Philips and strengthen the alignment with its innovation partners, Design is becoming a company function. In 2012 the functional transformation will be completed, with the establishment of fully integrated Design teams within the sectors.

Philips Design’s creative force is comprised of designers across various disciplines, as well as psychologists, ergonomists, sociologists and anthropologists, all working together to understand people’s needs and desires and to translate these into relevant solutions and experiences that create value for people and business. Design’s forward-looking exploration projects deliver vital insights for new business development.

Philips Design is widely recognized as a leader in people- centric design. In 2011, it won 99 key design awards in the areas of product, communication and innovation design.

6.4.5 2011 financial performance

In 2011, sales were EUR 93 million lower than in 2010, mainly due to the divestment of Assembléon in the first quarter of 2011.

Adjusted IFO in 2011 amounted to a loss of EUR 382 million, compared to a loss of EUR 211 million in 2010. The year-on-year decrease in Adjusted IFO was mainly attributable to higher restructuring costs, one-time pension items and investments related to the Accelerate! program.

Adjusted IFO at Corporate Technologies was EUR 23 million higher than in 2010, attributable to higher license revenue and continuous focus on cost efficiency.

Corporate & Regional costs were EUR 15 million higher than in 2010, attributable to higher restructuring charges and investments related to the Accelerate! program.

Adjusted IFO at Pensions was EUR 123 million lower than in 2010, in part due to that year’s EUR 119 million curtailment gain, partly offset by a EUR 21 million gain in 2011, due to a plan change in one of our major plans.

98      Annual Report 2011

6 Sector performance 6.4.5 - 6.4.5

Adjusted IFO at Service Units and other decreased from a loss of EUR 106 million in 2010 to a loss of EUR 162 million. The decrease was largely attributable to legal and environmental provisions related to discount rate changes.

Net operating capital declined to negative EUR 3.898 billion, attributable to increased pension liabilities, mark- to-market changes in the group’s financial hedging instruments, and sales of tangible fixed assets.

Cash flows before financing activities decreased from an outflow of EUR 747 million in 2010 to an outflow of EUR 1,514 million, mainly attributable to higher cash outflows for taxes and pensions, as well as decreased cash inflows from sales of investments.

Key data
in millions of euros
	2009	2010	2011
Sales	337	359	266
Sales growth
% increase (decrease), nominal	(31)	7	(26)
% increase (decrease), comparable1)	(30)	6	2
Adjusted IFO Corporate Technologies	(162)	(63)	(40)
Adjusted IFO Corporate & Regional costs	(174)	(142)	(157)
Adjusted IFO Pensions	142	100	(23)
Adjusted IFO Service Units and other	(157)	(106)	(162)

Adjusted IFO1)	(351)	(211)	(382)
IFO	(353)	(216)	(392)
Net operating capital (NOC)1)	(1,514)	(3,429)	(3,898)
Cash flows before financing activities1)	(861)	(747)	(1,514)
Employees (FTEs)	11,586	11,929	12,474

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

2010 financial performance

In 2010, sales were EUR 23 million higher than in 2009, mainly due to higher license revenues and higher sales at Assembléon.

Adjusted IFO in 2010 amounted to a loss of EUR 211 million, compared to a loss of EUR 351 million in 2009. The year-on-year improvement in Adjusted IFO was mainly attributable to higher revenue, lower overhead costs and the discontinuation of Molecular Healthcare.

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

Adjusted IFO at Service Units and other improved from a loss of EUR 157 million in 2009 to a loss of EUR 106 million. The improvement was largely driven by lower restructuring charges in our global service units.

Net operating capital declined to negative EUR 3.4 billion, mainly attributable to lower prepaid pension cost related to the pension plan in the Netherlands, which is no longer recognized as an asset.

Cash flows before financing activities improved from an outflow of EUR 885 million in 2009 to an outflow of EUR 658 million, mainly attributable to higher cash earnings and the EUR 485 million of final asbestos payments in 2009. This was partly offset by lower proceeds on the sale of stakes, mainly reflecting the sale of LG Display and Pace Micro Technology in 2009.

Annual Report 2011      99

7 Risk management 7 - 7.1

7 Risk management

7.1 Our approach to risk management and business control

The following section presents an overview of Philips’ approach to risk management and business controls and a description of the nature and the extent of its exposure to risks. Philips’ risk management focuses on the following risk categories: Strategic, Operational, Compliance and Financial risks. These are further described in section 7.2, Risk categories and factors, of this report. The risk overview highlights the main risks known to Philips, which could hinder it in achieving its strategic and financial business objectives. The risk overview may, however, not include all the risks that may ultimately affect Philips. Some risks not yet known to Philips, or currently believed not to be material, could ultimately have a major impact on Philips’ businesses, objectives, revenues, income, assets, liquidity or capital resources.

All oral and written forward-looking statements made on or after the date of this Annual Report and attributable to Philips are expressly qualified in their entirety by the factors described in the cautionary statement included in Forward-looking statements and other information in the Introduction of this report and the risk factors described in section 7.2, Risk categories and factors, of this report.

Our business, financial condition and results of operations could suffer material adverse effects due to certain risks. We have described below the main risks known to Philips and summarized them in four categories: Strategic risks, Operational risks, Compliance risks, and Financial risks.

Risk management forms an integral part of the business planning and review cycle. The company’s risk and control policy is designed to provide reasonable assurance that objectives are met by integrating management control into the daily operations, by ensuring compliance with legal requirements and by safeguarding the integrity of the company’s financial reporting and its related disclosures. It makes management responsible for identifying the critical business risks and for the implementation of fit- for-purpose risk responses. Philips’ risk management approach is embedded in the areas of corporate governance, Philips Business Control Framework and Philips General Business Principles.

Corporate governance

Corporate governance is the system by which a company is directed and controlled. Philips believes that good corporate governance is a critical factor in achieving business success. Good corporate governance derives from, amongst other things, solid internal controls and high ethical standards.

The quality of Philips’ systems of business controls and the findings of internal and external audits are reported to and discussed by the Audit Committee of the Supervisory Board. Internal auditors monitor the quality of the business controls through risk-based operational audits, inspections of financial reporting controls and compliance audits. Audit committees at corporate level (Group, Finance and IT) and at sector level (Healthcare, Lighting, Consumer Lifestyle, Group Management & Services) meet quarterly to address weaknesses in the business controls infrastructure as reported by internal and external auditors or revealed by self-assessment of management, and to take corrective action where necessary. These audit committees are also involved in determining the desired company-wide internal audit planning as approved by the Audit Committee of the Supervisory Board. An indepth description of Philips’ corporate governance structure can be found in chapter 11, Corporate governance, of this report.

Philips Business Control Framework

The Philips Business Control Framework (BCF), derived from the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework on internal control, sets the standard for risk management and business control in Philips. The objectives of the BCF are to maintain integrated management control of the company’s operations, in order to ensure the integrity of the financial reporting, as well as compliance with laws and regulations.

100      Annual Report 2011

7 Risk management 7.1 - 7.1

As part of the BCF, Philips has implemented a global standard for internal control over financial reporting (ICS). The ICS, together with Philips’ established accounting procedures, is designed to provide reasonable assurance that assets are safeguarded, that the books and records properly reflect transactions necessary to permit preparation of financial statements, that policies and procedures are carried out by qualified personnel and that published financial statements are properly prepared and do not contain any material misstatements. ICS has been deployed in all main reporting units, where business process owners perform an extensive number of controls, document the results each quarter, and take corrective action where necessary. ICS supports sector and functional management in a quarterly cycle of assessment and monitoring of its control environment. The findings of management’s evaluation are reported to the Board of Management.

As part of the Annual Report process, management’s accountability for business controls is enforced through the formal issuance of a Statement on Business Controls and a Letter of Representation by sector and functional management to the Board of Management. Any deficiencies noted in the design and operating effectiveness of controls over financial reporting which were not completely remediated are evaluated at year-end by the Board of Management. The Board of Management’s report, including its conclusions regarding the effectiveness of internal control over financial reporting, can be found in section 12.1, Management’s report on internal control, of this report.

Philips General Business Principles

The Philips General Business Principles (GBP) govern Philips’ business decisions and actions throughout the world, applying to corporate actions and the behavior of individual employees. They incorporate the fundamental principles within Philips for doing business. The intention of the GBP is to ensure compliance with laws and regulations, as well as with Philips’ norms and values.

The GBP are available in most of the local languages and are an integral part of the labor contracts in virtually all countries where Philips has business activities. Responsibility for compliance with the principles rests primarily with the management of each business. Every country organization and each main production site has a compliance officer. Confirmation of compliance with the GBP is an integral part of the annual Statement on Business Controls that has to be issued by the management of each business unit. The GBP incorporate a whistleblower policy, standardized complaint reporting and a formal escalation procedure.

The global implementation of the One Philips Ethics hotline seeks to ensure that alleged violations are registered and dealt with consistently within a company-wide system. To drive the practical deployment of the GBP, a set of directives has been published, which are applicable to all employees. There are also separate directives which apply to specific categories of employees (e.g. the Supply Management Code of Ethics and Financial Code of Ethics, refer to www.philips.com/gbp).

In November 2011 an updated version of the GBP Directives and the Philips Whistleblower Policy came into force, reflecting the effect of recent developments in the area of business ethics (UK Bribery Act, Dodd-Frank Act, UN Guiding Principles on Human Rights). To seek to ensure compliance with the highest standards of transparency and accountability by all employees performing important financial functions, the Financial Code of Ethics contains, amongst other things, standards to promote honest and ethical conduct, as well as full, accurate and timely disclosure procedures in order to avoid conflicts of interest. Philips did not grant any waivers of the Financial Code of Ethics in 2011.

2011 saw a further tightening of the checks on compliance with the Supply Management Code of Ethics: Philips employees performing purchasing functions are now obliged to sign, on an annual basis, to confirm their awareness of, and compliance with, this code.

In order to seek to ensure 100% management commitment to the GBP, a global internal communication program addressing the 5,000 highest-ranking employees was developed to support local management in their communications about the updated GBP Directives, thereby ensuring a consistent “tone at the top”. Moreover, GBP dilemma training was provided for Philips Executives, while the 5,000 highest-ranking managers were enrolled on a dedicated GBP e-training course.

The GBP self-assessment process is fully embedded in the Philips ICS tool, a workflow application supporting sector/ function management in monitoring internal controls. Management of reporting units are required to answer these questions before year-end and report their findings via a dedicated control. Embedding GBP self-assessments in ICS seeks to ensure that GBP compliance is now part of sector/function management’s quarterly ICS/SOx (Sarbanes-Oxley) monitoring process, and that GBP non-compliance issues, if significant, are reported to the Board of Management/Executive Committee via the Quarterly Certification Statement process.

Annual Report 2011      101

7 Risk management 7.1 - 7.1

In order to support management in executing the mandatory risk analysis to identify the major GBP risk areas and issues for their activities, a GBP risk-assessment tool was developed and included in all ICS self-assessment questionnaires.

In the course of 2011 significant progress was made with the roll-out of dedicated anti-corruption programs targeted at our dealers, agents and distributors:

•

Implementation of a harmonized Due Diligence Process (DDP) across businesses and regions, supported by a dedicated global DDP program office, with specific focus on selected geographies such as Latin America, Eastern Europe, Asia and China

•	Ongoing alignment between sectors on DDP execution through a One Philips contract management system

•	Continuous training to promote an understanding – among all relevant stakeholders – of the One Philips DDP for selecting distributors and agents

For further details, please refer to the General Business Principles paragraph in chapter 14, Sustainability statements, of this report.

Financial Code of Ethics

The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the CEO (the principal executive officer) and CFO (the principal financial and principal accounting officer), and to the heads of the Corporate Control, Corporate Treasury, Corporate Fiscal and Corporate Internal Audit departments of the Company. The Company has published its Financial Code of Ethics within the investor section of its website located at www.philips.com. No changes have been made to the Code of Ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above in 2011.

102      Annual Report 2011

7 Risk management 7.2 - 7.2

7.2 Risk categories and factors

Taking risks is an inherent part of entrepreneurial behavior. A structured risk management process encourages management to take risks in a controlled manner. In order to provide a comprehensive view of Philips’ business activities, risks and opportunities are identified in a structured way combining elements of a top-down and bottom-up approach. Risks are reported on a regular basis as part of the ‘Business Performance Management’ process. All relevant risks and opportunities are prioritized in terms of impact and likelihood, considering quantitative and/or qualitative aspects. The bottom-up identification and prioritization process is supported by workshops with the respective management at Sector, Market and Corporate Function level. The top-down element ensures that potential new risks and opportunities are discussed at management level and are included in the subsequent reporting process, if found to be applicable. Reported risks and opportunities are analyzed for potential cumulative effects and are aggregated at Sector, Cross-Sector/Region and Corporate level. Philips has a structured risk management process to address different risk categories: Strategic, Operational, Compliance and Financial risks.

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

Philips describes the risk factors within each risk category in order of Philips’ current view of expected significance, to give stakeholders an insight into which risks and opportunities it considers more prominent than others at present. The risk overview highlights the main risks and opportunities known to Philips, which could hinder it in achieving its strategic and financial business objectives. The risk overview may, however, not include all the risks that may ultimately affect Philips. Describing risk factors in their order of expected significance within each risk category does not mean that a lower listed risk factor may not have a material and adverse impact on Philips’ business, strategic objectives, revenues, income, assets, liquidity, capital resources or Philips’ targets 2013. Furthermore, a risk factor described after other risk factors may ultimately prove to have more significant adverse consequences than those other risk factors. Over time Philips may change its view as to the relative significance of each risk factor. Philips does not classify the risk categories themselves in order of importance.

Annual Report 2011        103

7	Risk management 7.3 - 7.3

7.3 Strategic risks

As Philips’ business is global, its operations are exposed to economic and political developments in countries across the world that could adversely impact its revenues and income.

Philips’ business environment is influenced by conditions in the domestic and global economies. Although the macroeconomic environment showed further overall improvement in the first half of 2011, the development of certain economic indicators as well as the recent turbulences in the financial markets in the second half of 2011, primarily as a result of the ongoing sovereign debt crisis in the Eurozone, still indicate a highly volatile macroeconomic environment. Future macroeconomic development is dependent upon the evolution of a number of global and local factors such as the crisis in the credit markets, economic crises arising from sovereign debt overruns, and the related government budget consolidation and monetary policy measures, including in the US, Italy, Greece and other European countries. As a result, reduced levels of capital expenditures, declining consumer and business confidence, increasing unemployment in certain countries, fluctuating commodity prices, bankruptcies, natural disasters, political crises and other challenges affecting the speed of sustainable macroeconomic growth, may lead to lower demand and more challenging market environments across our sectors. Political developments, such as healthcare reforms in various countries (e.g. the US Healthcare Reform) may impose additional uncertainties by redistributing sector spending, changing reinbursement models and fiscal changes.

Numerous other factors, such as the fluctuation of energy and raw material prices, as well as global political conflicts in North Africa, the Middle East and other regions, could continue to impact macroeconomic factors and the international capital and credit markets. Economic and political uncertainty may have a material adverse impact on Philips’ financial condition or results of operations and can also make it more difficult for Philips to budget and forecast accurately. Philips may encounter difficulty in planning and managing operations due to unfavorable political factors, including unexpected legal or regulatory changes such as foreign exchange import or export controls, increased healthcare regulation, nationalization of assets or restrictions on the repatriation of returns from foreign investments and the lack of adequate infrastructure. Given that growth geographies are becoming increasingly important in Philips’ operations, the above-mentioned risks are also expected to grow and could have an adverse impact on Philips’ financial condition and operating results.

Philips may be unable to adapt swiftly to changes in industry or market circumstances, which could have a material adverse impact on its financial condition and results.

Fundamental shifts in the industry, like the transition from traditional lighting to LED lighting, may drastically change the business environment. If Philips is unable to recognize these changes in good time, is too inflexible to rapidly adjust its business models, or if circumstances arise, such as pricing actions by competitors, then growth ambitions, financial condition and operating results could be affected materially.

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

Furthermore, organizational simplification and resulting cost savings may be difficult to achieve. Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill. Write-downs of these assets due to unforeseen business developments may materially adversely affect Philips’ earnings, particularly in Healthcare and Lighting which have significant amounts of goodwill (see also note 9, Goodwill).

Philips may not control joint ventures or associated companies in which it invests, which could limit the ability of Philips to identify and manage risks.

Philips has invested or will invest in joint ventures or associated companies in which Philips will have a non-controlling interest. In these cases , Philips has limited influence over, and limited or no control of, the governance, performance and cost of operations of joint ventures or associated companies. Some of these joint ventures or associated companies may represent significant investments. The joint ventures and associated companies that Philips does not control may make business, financial or investment decisions contrary to Philips’ interests or decisions different from those which

104      Annual Report 2011

7 Risk management 7.3 - 7.4

Philips itself may have made. Additionally, Philips partners or members of a joint venture or associated company may not be able to meet their financial or other obligations, which could expose Philips to additional financial or other obligations, as well as adversely affect the value of its investments in those entities or potentially subject Philips to additional claims.

Philips’ inability to secure and retain intellectual property rights for products, whilst maintaining overall competitiveness, could have a material adverse effect on its results.

Philips is dependent on its ability to obtain and retain licenses and other intellectual property (IP) rights covering its products and its design and manufacturing processes. The IP portfolio is the result of an extensive patenting process that could be influenced by a number of factors, including innovation. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Philips. This is particularly applicable to Consumer Lifestyle where third-party licenses are important and a loss or impairment could adversely impact Philips’ financial condition and operating results.

Philips’ ongoing investments to raise its brand preference could have less impact than anticipated.

Philips has made large investments in the reshaping of the Group into a more market-driven company focusing on delivering advanced and easy-to-use products and easy relationships with Philips for its customers. If Philips fails to deliver on its brand promise, its growth opportunities may be hampered, which could have a material adverse effect on Philips’ revenue and income.

Philips’ overall performance in the coming years is dependent on realizing its growth ambitions in growth geographies.

Growth geographies are becoming increasingly important in the global market. In addition, Asia is an important production, sourcing and design center for Philips. Philips faces strong competition to attract the best talent in tight labor markets and intense competition from local companies as well as other global players for market share in growth geographies. Philips needs to maintain and grow its position in growth geographies, invest in local talents, understand developments in end-user preferences and localize the portfolio in order to stay competitive. If Philips fails to achieve this, its growth ambitions, financial condition and operating results could be affected materially.

7.4 Operational risks

Failure to achieve improvements in Philips’ solution and product creation process and/or increased speed in innovation-to-market could hamper Philips’ profitable growth ambitions.

Further improvements in Philips’ solution and product creation process, ensuring timely delivery of new solutions and products at lower cost and upgrading of customer service levels to create sustainable competitive advantages, are important in realizing Philips’ profitable growth ambitions. The emergence of new low-cost competitors, particularly in Asia, further underlines the importance of improvements in the product creation process. The success of new solution and product creation, however, depends on a number of factors, including timely and successful completion of development efforts, market acceptance, Philips’ ability to manage the risks associated with new products and production ramp-up issues, the availability of products in the right quantities and at appropriate costs to meet anticipated demand and the risk that new products and services may have quality or other defects in the early stages of introduction. Accordingly, Philips cannot determine in advance the ultimate effect that new solutions and product creations will have on its financial condition and operating results. If Philips fails to accelerate its innovation-to-market processes and fails to ensure that end-user insights are fully captured and translated into solution and product creations that improve product mix and consequently contribution, it may face an erosion of its market share and competitiveness, which could have a material adverse affect on its financial condition and operating results.

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

Annual Report 2011      105

7 Risk management 7.4 - 7.4

supplier that is not able to meet its demand. Shortages or delays could materially harm its business. Philips maintains a regular review of its strategic and critical suppliers to assess financial stability.

Most of Philips’ activities are conducted outside of the Netherlands, and international operations bring challenges. For example, production and procurement of products and parts in Asian countries are increasing, and this creates a risk that production and shipping of products and parts could be interrupted by a natural disaster, such as occurred in Japan in 2011. A general shortage of materials, components or subcomponents as a result of natural disasters also bears the risk of unforeseeable fluctuations in prices and demand, which could have a material adverse affect on its financial condition and operating results.

Sectors purchase raw materials including so-called rare earth metals, copper, steel, aluminum and oil, which exposes them to fluctuations in energy and raw material prices. In recent times, commodities have been subject to volatile markets, and such volatility is expected to continue. If we are not able to compensate for our increased costs or pass them on to customers, price increases could have a material adverse impact on Philips’ results. In contrast, in times of falling commodity prices, Philips may not fully profit from such price decreases as Philips attempts to reduce the risk of rising commodity prices by several means, such as long-term contracting or physical and financial hedging. In addition to the price pressure that Philips may face from our customers expecting to benefit from falling commodity prices or adverse market conditions, this could also adversely affect its financial condition and operating results.

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

Philips is engaged in a continuous drive to create a more open, standardized and consequently, more cost-effective IT landscape. This is leading to an approach involving further outsourcing, off-shoring, commoditization and ongoing reduction in the number of IT systems. The global increase in security threats and higher levels of professionalism in computer crime have raised the company’s awareness of the importance of effective IT security measures, including proper identity management processes to protect against unauthorized systems access. Nevertheless, Philips’ systems, networks, products, solutions and services remain potentially vulnerable to attacks, which could potentially lead to the leakage of confidential information, improper use of its systems and networks or defective products, which could in turn adversely affect Philips’financial condition and operating results. In recent years, the risks that we and other companies face from cyber attacks have increased significantly. The objectives of these cyber attacks vary widely and may include, among things, disruption of operations including provision of services to customers or theft of intellectual property or other sensitive information belonging to us or other business partners. Successful cyber attacks may result in substantial costs and other negative consequences, which may include, but are not limited to, lost revenues, reputational damage, remediation costs, and other liabilities to customers and partners. Furthermore, enhanced protection measures can involve significant costs. We have experienced cyber attacks but to date have not incurred any significant damage as a result. However, there can be no assurance that in the future Philips will be as successful in avoiding damages from cyber attacks. Additionally, the integration of new companies and successful outsourcing of business processes are highly dependent on secure and well-controlled IT systems.

Warranty and product liability claims against Philips could cause Philips to incur significant costs and affect Philips’ results as well as its reputation and relationships with key customers.

Philips is from time to time subject to warranty and product liability claims with regard to product performance and effects. Philips could incur product liability losses as a result of repair and replacement costs in response to customer complaints or in connection with

106      Annual Report 2011

7 Risk management 7.4 - 7.5

the resolution of contemplated or actual legal proceedings relating to such claims. In addition to potential losses arising from claims and related legal proceedings, product liability claims could affect Philips’ reputation and its relationships with key customers (both customers for end products and customers that use Philips’ products in their production process). As a result, product liability claims could materially impact Philips’ financial condition and operating results.

Any damage to Philips’ reputation could have an adverse effect on its businesses.

Philips is exposed to developments which could affect its reputation. Such developments could be of an environmental or social nature, or connected to the behavior of individual employees or suppliers and could relate to adherence to regulations related to labor, health and safety, environmental and chemical management. Reputational damage could materially impact Philips’ financial condition and operating results.

7.5 Compliance risks

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

Please refer to note 25, Contingent liabilities, for additional disclosure relating to specific legal proceedings.

Philips is exposed to governmental investigations and legal proceedings with regard to increased scrutiny of possible anti-competitive market practices.

Philips is facing increased scrutiny by national and European authorities of possible anti-competitive market practices, especially in product segments where Philips has significant market shares. For example, Philips and certain of its (former) affiliates are involved in investigations by competition law authorities in several jurisdictions into possible anti-competitive activities in the Cathode-Ray Tubes (CRT) industry and are engaged in litigation in this respect. Philips’ financial position and results could be materially affected by an adverse final outcome of these investigations and litigation, as well as any potential claims relating to this matter. Furthermore, increased scrutiny may hamper planned growth opportunities provided by potential acquisitions (see also note 25, Contingent liabilities).

Philips’ global presence exposes the company to regional and local regulatory rules which may interfere with the realization of business opportunities and investments in the countries in which Philips operates.

Philips has established subsidiaries in over 80 countries. These subsidiaries are exposed to changes in governmental regulations and unfavorable political developments, which may limit the realization of business opportunities or impair Philips’ local investments. Philips’ increased focus on the healthcare sector increases its exposure to highly regulated markets, where obtaining clearances or approvals for new products is of great

Annual Report 2011      107

7 Risk management 7.5 - 7.5

importance, and the dependency on the funding available for healthcare systems. In addition, changes in reimbursement policies may affect spending on healthcare.

Philips is exposed to non-compliance with General Business Principles.

Philips’ attempts to realize its growth targets could expose it to the risk of non-compliance with the Philips General Business Principles, in particular anti-bribery provisions. This risk is heightened in growth geographies as corporate governance systems, including information structures and the monitoring of ethical standards, are less developed in growth geographies compared to mature geographies. Examples include commission payments to third parties, remuneration payments to agents, distributors, commissioners and the like (‘Agents’), and the acceptance of gifts, which may be considered in some markets to be normal local business practice. (See also note 25, Contingent liabilities.)

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

The reliability of revenue and expenditure data is key for steering the business and for managing top-line and bottom-line growth. The long lifecycle of healthcare sales, from order acceptance to accepted installation, together with the complexity of the accounting rules for when revenue can be recognized in the accounts, presents a challenge in terms of ensuring there is consistency of application of the accounting rules throughout Philips Healthcare’s global business.

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

Philips’ brand image and reputation would be adversely impacted by non-compliance with the various (patient) data protection and (medical) product security laws. In particular, Philips Healthcare is subject to various data protection and safety laws. Privacy and product safety and security issues may arise, especially with respect to remote access or monitoring of patient data or loss of data on our customers’ systems, although Philips Healthcare contractually limits liability, where permitted.

Philips operates in a highly regulated product safety and quality environment. Philips’ products are subject to regulation by various government agencies, including the FDA (US) and comparable foreign agencies. Obtaining their approval is costly and time consuming, but a prerequisite for market introduction. A delay or inability to obtain the necessary regulatory approvals for new products could have a material adverse effect on business. The risk exists that product safety incidents or user concerns could trigger FDA business reviews which, if failed, could lead to business interruption which in turn could adversely affect Philips’ financial condition and operating results.

108      Annual Report 2011

7 Risk management 7.6 - 7.6

7.6 Financial risks

Philips is exposed to a variety of treasury risks including liquidity risk, currency risk, interest rate risk, commodity price risk, credit risk, country risk and other insurable risk.

Negative developments impacting the global liquidity markets could affect the ability to raise or re-finance debt in the capital markets or could lead to significant increases in the cost of such borrowing in the future. If the market expect a downgrade or downgrades by the rating agencies or if such a downgrade has actually taken place, it could increase our cost of borrowing, reduce our potential investor base and adversely affect our business.

Philips is exposed to fluctuations in exchange rates, especially between the US dollar and the euro. A high percentage of its business volume is conducted in the US but based on exports from Europe, whilst, a considerable amount of US dollar—denominated imports is also sold in Europe. In addition, Philips is exposed to currency effects involving the currencies of growth geographies such as China, India and Brazil.

Philips is also exposed to interest rate risk, particularly in relation to its long-term debt position; this risk can take the form of either fair value or cash flow risk. Failure to effectively hedge this risk can impact Philips’ financial condition and operating results.

Philips’ supply chain is also exposed to fluctuations in energy and raw material prices. In recent times, commodities such as oil have been subject to volatile markets and significant price increases from time to time. If Philips is not able to compensate for, or pass on, its increased costs to customers, such price increases could have an adverse impact on its financial condition and operating results.

The credit risk of financial and non-financial counterparties with outstanding payment obligations creates exposure for Philips, particularly in relation to accounts receivable and liquid assets and fair values of derivatives and insurance contracts with financial counterparties. A default by counterparties in such transactions can have a material adverse effect on Philips’ financial condition and operating results.

For further analysis, please refer to note 34, Details of treasury risks.

Corporate Control, together with Sector and Functional management, performs an assessment of financial reporting risks at least annually.

A risk rating is assigned for each risk identified, based on the likelihood of occurrence and the potential impact of the risk on the financial statements and related disclosures. In determining the probability that a risk will result in a misstatement of a more than inconsequential amount or material nature, the following factors are considered to be critical: complexity of the associated accounting activity or transaction process, history of accounting and reporting errors, likelihood of significant (contingent) liabilities arising from activities, exposure to losses, existence of a related party transaction, volume of activity and homogeneity of the individual transactions processed and changes to the prior period in accounting characteristics compared to the previous period.

Important critical reporting risk areas identified within Philips following the risk assessment are:

•	complex accounting for sales-related accruals, warranty provisions, tax assets and liabilities, pension benefits, and business combinations

•	complex sales transactions relating to multi-element deliveries (combination of goods and services)

•	valuation procedures with respect to assets (including goodwill and inventories)

•	past experience of control failures relating to segregation of duties

•	significant (contingent) liabilities such as environmental claims and other litigation

•	outsourcing of high volume/homogeneous transactional finance and IT operations to third-party service providers

Processes and controls related to the identified critical risk areas will be subject to a more detailed set of requirements in terms of control documentation and control evaluation (monitoring) by Sector and Functional management due to their importance for the reliability of the financial statements and disclosures of the Group.

Philips is exposed to a number of different fiscal uncertainties which could have a significant impact on local tax results.

Philips is exposed to a number of different tax uncertainties which could result in double taxation, penalties and interest payments. These include transfer pricing uncertainties on internal cross-border deliveries of goods and services, tax uncertainties related to acquisitions and divestments, tax uncertainties related to the use of tax credits and permanent establishments, tax uncertainties due to losses carried forward and tax credits

Annual Report 2011      109

7 Risk management 7.6 - 7.6

carried forward and potential changes in tax law that could result in higher tax expense and payments. Those uncertainties may have a significant impact on local tax, results which in turn could adversely affect Philips’ financial condition and operating results.

The value of the losses carried forward is subject to having sufficient taxable income available within the loss-carried-forward period, but also to having sufficient taxable income within the foreseeable future in the case of losses carried forward with an indefinite carry-forward period. The ultimate realization of the Company’s deferred tax assets, including tax losses and credits carried forward, is dependent upon the generation of future taxable income in the countries where the temporary differences, unused tax losses and unused tax credits were incurred and during the periods in which the deferred tax assets become deductible. Additionally, in certain instances, realization of such deferred tax assets is dependent upon the successful execution of tax planning strategies. Accordingly, there can be no absolute assurance that all (net) tax losses and credits carried forward will be realized.

For further details, please refer to the fiscal risks paragraph in note 3, Income taxes.

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

For further details, please see note 29, Pensions and other postretirement benefits.

110      Annual Report 2011

8 Management 8 - 8

8 Management

Koninklijke Philips Electronics N.V. is managed by an Executive Committee which comprises the members of the Board of Management and certain key officers from functions, businesses and markets.

The Executive Committee operates under the chairmanship of the Chief Executive Officer and shares responsibility for the deployment of Philips’ strategy and policies, and the achievement of its objectives and results.

Under Dutch Law, the Board of Management is accountable for the actions and decisions of the Executive Committee and has ultimate responsibility for the management and external reporting of Koninklijke Philips Electronics N.V. and is answerable to shareholders at the

Frans van Houten

President/Chief Executive Officer (CEO)

Chairman of the Board of Management since April 2011 & Chief

Executive Officer of Philips Lighting (ad interim)

Corporate responsibilities: Chairman of the Executive Committee, Sector

Lighting, Internal Audit, Information Technology, Supply Management,

Marketing & Communication, Accelerate! - Overall transformation

Born 1960, Dutch

Jim Andrew*

Executive Vice President & Chief Strategy and Innovation Officer

Corporate responsibilities: Strategy, Innovation, Design, Sustainability

Born 1962, American

Eric Coutinho

Executive Vice-President, General Secretary & Chief Legal Officer

Corporate responsibilities: Legal, General Business Principles

Born 1951, Dutch

Ronald de Jong

Executive Vice President & Chief Market Leader

Corporate responsibilities: Markets, Areas & Countries (except Greater

China), Accelerate! - Customer Centricity

Born 1967, Dutch

Patrick Kung

Executive Vice President & Chief Executive Officer Philips Greater China

Corporate responsibilities: Greater China

Born 1951, American

Annual General Meeting of Shareholders. Pursuant to the two-tier corporate structure, the Board of Management is accountable for its performance to a separate and independent Supervisory Board.

The Rules of Procedure of the Board of Management and Executive Committee are published on the Company’s website

(www.philips.com/investor).

Corporate governance

A full description of the Company’s corporate governance structure is published in chapter 11, Corporate governance, of this report.

Pieter Nota

Executive Vice-President & Chief Executive Officer of Philips Consumer

Lifestyle Member of the Board of Management since April 2011

Corporate responsibilities: Sector Consumer Lifestyle, Accelerate! -

Resource to Win

Born 1964, Dutch

Steve Rusckowski

Executive Vice-President & Chief Executive Officer of Philips Healthcare

Member of the Board of Management since April 2007

Corporate responsibilities: Sector Healthcare, Accelerate! - End to end

business re-engineering

Born 1957, American

Carole Wainaina

Executive Vice President & Chief HR Officer

Corporate responsibilities: Human Resource Management, Accelerate! -

Culture and change management

Born 1966, Kenyan

Ron Wirahadiraksa

Executive Vice-President & Chief Financial Officer (CFO)

Member of the Board of Management since April 2011

Corporate responsibilities: Finance, Mergers & Acquisitions, Accelerate! -

Operating Model

Born 1960, Dutch

*	In the course of 2011, Jim Andrew took over the innovation portfolio from Gottfried Dutiné, who retired per December 31, 2011.

Annual Report 2011      111

8 Management 8 - 8

From top to bottom, from left to right: Frans van Houten, Ron Wirahadiraksa, Jim Andrew, Pieter Nota, Steve Rusckowski, Eric Coutinho, Patrick Kung, Ronald de Jong, Carole Wainaina

112      Annual Report 2011

9 Supervisory Board 9 - 9

9 Supervisory Board

The Supervisory Board supervises the policies of the executive management and the general course of affairs of Philips and advises the executive management thereon. The Supervisory Board, in the two-tier corporate structure under Dutch law, is a separate and independent corporate body.

The Rules of Procedure of the Supervisory Board are published on the Company’s website. For details on the activities of the Supervisory Board, see chapter 10, Supervisory Board report, of this report.

J. van der Veer

Chairman

Chairman of Corporate Governance and Nomination & Selection Committee

Member of the Supervisory Board since 2009; first term expires in 2013.

Former Chief Executive and currently Non-executive Director of Royal Dutch Shell and Vice-Chairman of the Supervisory Board of ING Group.

Member of the Supervisory Board of Concertgebouw N.V.

Born 1947, Dutch** ***

J.M. Thompson •

Vice-Chairman and Secretary

Member of the Supervisory Board since 2003; third term expires in 2015

Former Executive Vice-Chairman of the Board of Directors of IBM, and director of Hertz and Robert Mondavi; currently member of the Boards of Directors of Toronto Dominion Bank and Thomson Reuters Corporation

Born 1942, Canadian ** ***

C.J.A. van Lede

Chairman of Remuneration Committee

Member of the Supervisory Board since 2003; third term expires in 2015.

Former Chairman of the Board of Management of Akzo Nobel and currently Chairman of the Supervisory Board of Heineken, member of the Boards of AirFrance/KLM, Sara Lee Corporation, Air Liquide and Senior Advisor JP Morgan Plc.

Born 1942, Dutch**

E. Kist

Chairman of Audit Committee

Member of the Supervisory Board since 2004; second term expires in 2012.

Former Chairman of the Executive Board of ING Group and currently member of the Supervisory Boards of the Dutch Central Bank, DSM, Moody’s Investor Service and Stage Entertainment

Born 1944, Dutch*

J.J. Schiro

Member of the Supervisory Board since 2005; second term expires in 2013

Former CEO of Zurich Financial Services and Chairman of the Group Management Board. Also serves on various boards of private and listed companies including Goldman Sachs as Chairman of the audit committee, PepsiCo as presiding director of the Supervisory Board and member of the audit committee and Reva Medical as member of the Supervisory Board and audit committee

Born 1946, American** ***

H. von Prondzynski

Member of the Supervisory Board since 2007; second term expires in 2015

Former member of the Corporate Executive Committee of the F. Hofmann- La Roche Group and former CEO of Roche Diagnostics, currently Chairman of the Supervisory Board of HTL Strefa. Member of the Supervisory Boards of various private and listed companies including Qiagen and Hospira

Born 1949, German*

C.A. Poon

Member of the Supervisory Board since 2009; first term expires in 2013

Former Vice Chairman of Johnson & Johnson’s Board of Directors and Worldwide Chairman of the Pharmaceuticals Group. Currently dean of Ohio State University’s Fisher College of Business and member of the Board of Directors of Prudential and Regeneron

Born 1952, American*

J. Tai

Member of the Supervisory Board since 2011; first term expires in 2015

Former vice-chairman and CEO of DBS Group and DBS Bank Ltd and former managing director at J.P. Morgan &Co. Incorporated. Currently a member of the Board of Directors at NYSE Euronext, The Bank of China Limited, Singapore Airlines and MasterCard incorporated. Also non-executive chairman of privately-held Brookstone, Inc., and director of privately-held Cassis International Pte.

Born 1950, American*

*	member of the Audit Committee

**	member of the Remuneration Committee

***	member of the Corporate Governance and Nomination & Selection Committee

*	Mr Thompson has expressed his wish to relinquish his position as a member of the Supervisory Board as of the closing of the 2012 General Meeting of Shareholders.

Annual Report 2011      113

9 Supervisory Board 9 - 9

From top to bottom, from left to right: J.M. Thompson, J. van der Veer, C.J.A. van Lede, J. Tai, E. Kist, H. von Prondzynski, C.A. Poon, J.J. Schiro

114      Annual Report 2011

10 Supervisory Board report 10 - 10

10 Supervisory Board report

Introduction

General

The supervision of the policies and actions of the executive management of Koninklijke Philips Electronics N.V. (the ‘Company’) is entrusted to the Supervisory Board, which, in the two-tier corporate structure under Dutch law, is a separate and independent corporate body. This independence is also reflected in the requirement that members of the Supervisory Board can neither be a member of the Board of Management, member of the Executive Committee nor an employee of the Company. The Supervisory Board considers all its members to be independent pursuant to the Dutch Corporate Governance Code of December 2008 (the ‘Dutch Corporate Governance Code’) and the applicable US standards.

While retaining overall responsibility, the Supervisory Board assigns certain of its tasks to three permanent committees: the Corporate Governance and Nomination & Selection Committee, the Remuneration Committee and the Audit Committee. The separate reports of these committees are part of this report and are published below. The members (of the committees) of the Supervisory Board are listed in chapter 9, Supervisory Board, of this report.

For further information on the Company’s corporate governance structure and a more detailed description of the duties and functioning of the Supervisory Board, see chapter 11, Corporate governance, of this report.

Activities of the Supervisory Board

In 2011, 10 meetings were held of which three meetings were ad hoc to discuss specific topics such as the approval of the formation of the TV joint venture. Furthermore, the Supervisory board from time to time collectively and individually interacted with management outside the formal Supervisory Board meetings. All members were frequently present at the meetings of the Supervisory Board. The Audit Committee met five times. The Corporate Governance and Nomination & Selection Committee had four regular meetings and several ad hoc meetings in connection with succession matters. The Remuneration Committee had seven regular meetings.

During 2011 the Supervisory Board devoted considerable time to discuss the Company’s strategy and performance as well as the effects of the macroeconomic outlook on Philips. Furthermore, the Supervisory Board engaged in dedicated sessions on risk management, the formation of the TV joint venture and the Accelerate! program.

In January the Supervisory Board discussed the financial performance of the Philips Group in 2010, the Management Agenda 2011, the strategy for the TV business, the agenda for the 2011 General Meeting of Shareholders, including the proposed dividend to shareholders, the dividend policy and recommendations for (re)appointment of candidates for the Board of Management and Supervisory Board. Moreover, the Supervisory Board received an update on and discussed M&A activities and made amendments to the Rules of Procedure of the Supervisory Board.

In February the Supervisory Board discussed the report of the external auditor of the Company and approved the Annual Report 2010. Furthermore, the Supervisory Board discussed the developments in the TV business.

In March the Supervisory Board discussed the performance of the Philips Group, various M&A activities, the developments in the TV business and the intention to form a TV joint venture, the IT strategy and innovation strategy of the company. The Remuneration Committee gave an update to the full Supervisory Board on remuneration topics.

In April the Supervisory Board assembled in an ad hoc session to discuss the formation of the TV joint venture and the formation of the Executive Committee.

In May the Supervisory Board had a special session to approve the acquisition of Povos (China).

In June the overall strategy of the Company and that of the individual sectors was discussed including the main risks related thereto. In addition, the Supervisory Board discussed the capital and financing structure of the Philips Group and possibility to launch a share buyback program, the progress made in forming the TV joint venture, elements of the Accelerate! program and the Philips General Business Principles.

Annual Report 2011      115

10	Supervisory Board report 10 - 10

In July a meeting was held to discuss the Company’s second quarter results.

In August the Supervisory Board discussed the in-depth strategy of the Company and the individual operating sectors, the IT architecture of the company and the formation of the TV joint venture.

In October the Supervisory Board discussed the third quarter 2011 financial results, the TV joint venture, the sustainability program and risk management.

In December the Supervisory Board discussed the 2012 Commitment (management agenda), the situation on the financial markets, especially in Europe, and possible implications for the financing needs of the Philips Group, the share buyback and the Accelerate! program.

Other discussion topics included:

•	financial performance of the Philips Group and the sectors

•	implementation of the Philips Business System to improve granular performance insights

•	management development and succession planning, especially with respect to the CEO of the Lighting sector

•	evaluation of the Board of Management and its members

•	geographic performance and opportunities in growth geographies, including the shift of resources from mature to growth geographies

•	the mid-term performance targets 2013 as well as financial scenarios for 2012 and beyond

•	the system of internal business controls and risk management

•	legal proceedings, including antitrust proceedings

•	the EUR 800 million cost-savings program which forms part of the Accelerate! program

•	the governance and financial position of Philips’ major pension funds

Composition and evaluation of the Supervisory Board

The Supervisory Board currently consists of eight members. The Supervisory Board aims for an appropriate combination of knowledge and experience among its members in relation to the global and multi-product character of Philips’ businesses. Consequently, the Supervisory Board aims for an appropriate level of experience in marketing, technological, manufacturing, financial, economic, social and legal aspects of international business, government and public administration. The full profile is described in the chapter Corporate governance. Members are appointed for fixed terms of four years and may be reappointed for two additional four-year terms.

All members of the Supervisory Board completed a questionnaire to verify compliance in 2011 with applicable corporate governance rules and the Rules of Procedure of the Supervisory Board. Based on written feedback from each Supervisory Board member, the Chairman of the Supervisory Board discussed the functioning of the Supervisory Board, its committees and its members in private discussions. He shared common themes and conclusions in a private session of the Supervisory Board; items discussed include the follow-up to the evaluation regarding 2010, the composition and competencies of the Supervisory Board and the set-up and content of meetings and meeting materials. In the same meeting the relationship with the Board of Management and Executive Committee was discussed.

116      Annual Report 2011

10 Supervisory Board report 10 - 10

Changes Supervisory Board and committees 2011

•	Mr Hessels has resigned as Chairman and member of the Supervisory Board as from the closing of the 2011 General Meeting of Shareholders.

•	Mr Van der Veer has succeeded Mr Hessels as Chairman of the Supervisory Board.

•	Mr Thompson has been reappointed as member of the Supervisory Board.

•	Mr Van Lede has been reappointed as member of the Supervisory Board.

•	Mr Von Prondzynski has been reappointed as member of the Supervisory Board.

•	Mr Tai has become a member of the Supervisory Board as from the 2011 General Meeting of Shareholders and has become a member of the Audit Committee.

•	Mr Van der Veer has become Chairman of the Corporate Governance and Nomination & Selection Committee and is no longer a member of the Audit Committee.

Changes and reappointments Supervisory Board 2012

•	It is proposed to appoint Ms Dhawan.* **

•	It is proposed to reappoint Mr Kist.*

•	Mr Thompson has expressed his wish to relinquish his position as a member of the Supervisory Board as of the closing of the 2012 General Meeting of Shareholders.

•	Mr Schiro will replace Mr Thompson as Vice- Chairman of the Supervisory Board as per April 26, 2012.

•	Mr Tai will become Chairman of the Audit Committee as per April 26, 2012.

•	Mr van Lede and Ms Dhawan will join the Audit Committee, Mr Kist and Ms Poon will no longer be a member of the Audit Committee as per April 26, 2012.

•	Mr Schiro will become Chairman of the Remuneration Committee as per April 26, 2012.

•	Ms Poon and Mr Kist will join the Remuneration Committee, Mr van Lede will no longer be a member of the Remuneration Committee as per April 26, 2012.

•	Ms Poon will join the Corporate Governance and Nomination & Selection Committee as per April 26, 2012.

*	Subject to approval of (re)appointment by the General Meeting of Shareholders
**	Ms Dhawan has held various positions in sales and marketing at leading Indian IT companies and currently is the Managing Director of Hewlett-Packard India

Annual Report 2011      117

10	Supervisory Board report 10 - 10.1

Changes Management 2011

•	Mr Kleisterlee has retired as President/CEO and as a member of the Board of Management as from the closing of the 2011 General Meeting of Shareholders.

•	Mr Sivignon has relinquished his position as CFO and as a member of the Board of Management as from the closing of the 2011 General Meeting of Shareholders.

•	Mr Van Houten has been appointed as President/ CEO and as a member of the Board of Management.

•	Mr Wirahadiraksa has been appointed as a member of the Board of Management.

•	Mr Nota has been appointed as a member of the Board of Management.

•	Mr Provoost has relinquished his position as a member of the Board of Management as from September 30, 2011.

•	Mr Dutiné has retired as a member of the Board of Management as from December 31, 2011.

•	Messrs Andrew, Coutinho, De Jong, and Kung have been appointed as members of the Executive Committee as from July 2011.

•	Ms Wainaina has been appointed as a member of the Executive Committee as from September 2011.

10.1 Report of the Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee, currently consisting of three members, reviews the corporate governance principles applicable to the Company and the selection criteria and appointment procedures for the Board of Management, Executive Committee as well as the Supervisory Board. The Committee then advises the full Supervisory Board thereon. Furthermore, it supervises the policy on the selection criteria and appointment procedures for Philips’ senior management.

In 2011, the Committee consulted with the President/ CEO and other members of the Board of Management on the appointment or reappointment of candidates to fill current and future vacancies on the Board of Management, Executive Committee and Supervisory Board. Following which it prepared decisions and advised the Supervisory Board on the candidates for appointment.

The Committee devoted specific attention to the establishment of the new Executive Committee that is tasked with the management of the Company and comprises the members of the Board of Management and certain senior executives. Subsequently, the Nomination & Selection Committee reviewed and approved the individual appointments of the members of the Executive Committee.

The Committee further discussed developments in the area of corporate governance and relevant legislative changes. It also discussed possible agenda items for the upcoming 2012 General Meeting of Shareholders.

118      Annual Report 2011

10 Supervisory Board report 10.2 - 10.2.2

10.2 Report of the Remuneration Committee

Introduction

The Remuneration Committee, currently consisting of four members, is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee. In performing its duties and responsibilities the Remuneration Committee is assisted by an in-house remuneration expert acting on the basis of a protocol which ensures that he acts on the instructions of the Remuneration Committee and maintains an independent position in which conflicts of interest are avoided. The Remuneration Committee’s tasks are laid down in the Charter of the Remuneration Committee that forms part of the Rules of Procedure of the Supervisory Board. Currently, no member of the Remuneration Committee is a member of the management board of another listed company. In line with applicable statutory and other regulations this report focuses on the employment and remuneration of the members of the Board of Management.

10.2.1 Remuneration policy

The objective of the remuneration policy for members of the Board of Management, as adopted by the General Meeting of Shareholders, is in line with that for executives throughout the Philips Group: to attract, motivate and retain qualified senior executives of the highest caliber, with an international mindset and background essential for the successful leadership and effective management of a large global company. The Board of Management remuneration policy is benchmarked regularly against companies in the general industry and aims at the median market position.

One of the goals behind the policy is to focus on improving the performance of the company and enhance the value of the Philips Group. Consequently, the remuneration package includes a variable part in the form of an annual cash incentive and a long-term incentive consisting of restricted share rights and stock options. The policy does not encourage inappropriate risk-taking.

The performance targets for the members of the Board of Management are determined annually at the beginning of the year. The Supervisory Board determines whether performance conditions have been met and can adjust the pay-out of the annual cash incentive and the long-term incentive grant upward or downward if the predetermined performance criteria were to produce an “unfair” result in extraordinary circumstances. The authority for such adjustments exists on the basis of the ultimum remedium- and claw back clauses (in accordance with best practice provisions II.2.10 and II.2.11 of the Dutch Corporate Governance Code). Further information on the performance targets is given in the chapters on the Annual Incentive and the Long-Term Incentive Plan respectively.

10.2.2 Contracts of employment

The main elements of the contracts of the members of the Board of Management are made public no later than the date of the notice convening the General Meeting of Shareholders at which the appointment of the member of the Board of Management will be proposed.

Term of appointment

The members of the Board of Management are appointed for a period of 4 years.

Contract terms for current members1)

end of term

F.A. van Houten	March 31, 2015

R.H. Wirahadiraksa	March 31, 2015

G.H.A. Dutiné2)	April 1, 2014

P.A.J. Nota	March 31, 2015

S.H. Rusckowski	April 1, 2014

1)	Reference date for board membership is December 31, 2011
2)	Mr Dutiné retired as from December 31, 2011

Notice period

Termination of employment by a member of the Board of Management is subject to three months’ notice. A notice period of six months will be applicable in the case of termination by the Company.

Severance payment

The severance payment is set at a maximum of one year’s salary.

Annual Report 2011      119

10 Supervisory Board report 10.2.2 - 10.2.5

Share ownership

To further align the interests of the members of the Board of Management and shareholders, restricted share rights granted to members of the Board of Management shall be retained for a period of at least five years or until at least the end of their employment, if this period is shorter.

Scenario analysis

The Remuneration Committee annually conducts scenario analysis. This includes the calculation of remuneration under different scenarios, whereby different Philips performance assumptions and corporate actions are looked at. The Supervisory Board concluded that the current policy has and continues to prove to function well in terms of the relationship between the strategic objectives and the chosen performance criteria.

10.2.3 Remuneration costs

The table below gives an overview of the costs incurred by the Company in the financial year in relation to the remuneration of the Board of Management. Costs related to stock option and restricted share right grants are taken by the Company over a number of years. As a consequence, the costs mentioned below in the columns stock options and restricted share rights are the accounting cost of multi-year grants given to members of the Board of Management during their board membership.

Information on the individual remuneration of the (former) members of the Board of Management is shown in the tables below as well as in the table in note 32, Information on remuneration.

The previously granted stock options and restricted share rights to Messrs. P-J. Sivignon and R.S. Provoost continue to vest in accordance with the terms and conditions of the Long-Term Incentive Plan.

Remuneration Board of Management 20111)
in euros

			Costs in the year
	annual		realized	stock	restricted	pension	other
	base salary	base salary	annual incentive	options	share rights	costs	compensation
F.A. van Houten2)	1,100,000	825,000	363,000	125,957	253,926	297,179	39,709
R.H. Wirahadiraksa2)	600,000	450,000	148,500	105,477	180,686	170,299	72,125
G.H.A. Dutiné	650,000	650,000	214,500	462,263	334,186	245,018	143,774
P.A.J. Nota2)	600,000	450,000	148,500	131,159	255,159	168,532	67,067
S.H. Rusckowski	700,000	687,500	231,000	211,915	341,856	254,975	336,773

1)	Reference date for board membership is December 31, 2011
2)

Costs mentinoned relate to the period of board membership. Messrs Van Houten, Wirahadiraksa and Nota have been appointed per March 31, 2011, therefore the amounts are related to the period April - December 2011.

This table ‘Remuneration Board of Management 2011’ forms an integral part of the Group financial statements, please refer to note 32, Information on remuneration.

10.2.4 Base salary

The salaries of the members of the Board of Management have been increased in line with the policy for other employees on the yearly review date in April 2011.

10.2.5 Annual Incentive

Each year, a variable cash incentive (Annual Incentive) can be earned, based on the achievement of specific and challenging targets. The Annual Incentive criteria are for 80% the financial indicators of the Company (net income, comparable sales growth and free cash flow). In 2011 the highest weighting was for comparable sales growth. The comparable sales growth calculation focuses on organic growth of the businesses and excludes currency translation effects and impact of acquisitions/ divestments. The 20% team targets comprise the major elements of the management agenda, including sustainability elements such as Employee Engagement Score and Green Product sales.

The on-target Annual Incentive percentage is set at 60% of the base salary for members of the Board of Management and 80% of the base salary for the President/ CEO, and the maximum Annual Incentive achievable is 120% of the annual base salary for members of the Board of Management and for the President/CEO it is 160% of the annual base salary.

120      Annual Report 2011

10 Supervisory Board report 10.2.5 - 10.2.6

Pay-out in 20121)

in euros

	realized annual	as a % of base
	incentive	salary (2011)
F.A. van Houten 2)	363,000	44.0%
R.H. Wirahadiraksa2)	148,500	33.0%
G.H.A. Dutiné	214,500	33.0%
P.A.J. Nota2)	148,500	33.0%
S.H Rusckowski	231,000	33.0%

1)	Reference date for board membership is December 31, 2011
2)	Period March 31 - December 31, 2011

10.2.6 Long-Term Incentive Plan

The LTIP consists of a mix of stock options and restricted share rights. It aims to align the interests of the participating employees with the shareholders’ interests and to attract, motivate and retain participating employees.

The stock option plan vests three years after grant, dependent upon employment on the vesting date. The exercise price is the share price upon grant, and the total option term is 10 years.

A restricted share right is a right to receive a share, subject to being employed with Philips on the vesting date. Vesting occurs in three equal tranches 1, 2 and 3 years respectively after grant. An additional 20% of the restricted share rights grant is deferred, subject to the condition that released shares are held for three years after vesting, and employment with Philips is continued during this period.

The actual number of stock options and restricted share rights to be granted to the board members is performance-related and depends on the ranking of Philips in the Total Shareholder Return (TSR) peer group and the realization of the team targets of the Board of Management. The peer group comprises the following companies: Electrolux, Emerson Electric, General Electric, Hitachi, Honeywell International, Johnson & Johnson, Matsushita, Philips, Schneider, Siemens, Toshiba and 3M.

The TSR ranking is the basis for the two different multipliers that apply to the grant of stock options and restricted share rights. The multipliers are determined in line with the table below.

TSR multiplier

Philips’ position ranking	1	2	3	4	5	6
restricted share rights	2.0	1.8	1.6	1.4	1.2	1.0
stock options	1.2	1.2	1.2	1.2	1.0	1.0

TSR multiplier

Philips’ position ranking	7	8	9	10	11	12
restricted share rights	1.0	0.8	0.6	0.4	0.2	0.0
stock options	1.0	1.0	0.8	0.8	0.8	0.8

Based on Philips’ share performance over the period December 2007 - December 2010, Philips ranked 8th in its peer group.

In 2011, members of the Board of Management were granted 303,000 stock options and 80,808 restricted share rights under the LTIP (excluding 20% premium shares deferred for a three-year holding period).

The following tables provide an overview of stock option grants made, but not yet vested (locked up), and of restricted share rights granted but not yet released. The reference date for board membership is December 31, 2011.

Annual Report 2011      121

10 Supervisory Board report 10.2.6 - 10.2.7

Stock options

in euros

		number of stock				value at end of lock
	grant date	options		value at grant date	end of lock up period	up period
F.A. van Houten	2010	20,400	1)	103,428	2013	n.a.
	2011	75,000		366,000	2014	n.a.
R.H. Wirahadiraksa	2008	10,800	1)	59,616	2011	38,238
	2009	12,000	1)	33,240	2012	n.a.
	2010	16,500	1)	81,675	2013	n.a.
	2011	51,000		248,880	2014	n.a.
G.H.A. Dutiné	2008	38,403		211,985	2011	135,970
	2009	38,400		106,368	2012	n.a.
	2010	40,800		201,960	2013	n.a.
	2011	51,000		248,880	2014	n.a.
P.A.J. Nota	2010	40,800	1)	206,856	2013	n.a.
	2011	51,000		248,880	2014	n.a.
S.H. Rusckowski	2008	38,403		211,985	2011	135,970
	2009	38,400		106,368	2012	n.a.
	2010	40,800		201,960	2013	n.a.
	2011	75,000		366,000	2014	n.a.

1)   Awarded before date of appointment as a member of the Board of Management

Restricted share rights

in euros

		originally granted			number of restricted
		number of restricted			share rights released	value at release date
	grant date	share rights		value at grant date	in 2011	in 2011
F.A. van Houten	2010	5,100	1)	116,688	1,700	24,939
	2011	20,001		418,021	n.a.	n.a.
R.H. Wirahadiraksa	2008	3,600	1)	83.196	1,200	25,644
	2009	3,200	1)	40,416	1,067	22,802
	2010	4,125	1)	102,713	1,375	27,954
	2011	13,602		284,282	n.a.	n.a.
G.H.A. Dutiné	2008	12,801		295,831	4,267	91,186
	2009	10,242		129,356	3,414	72,957
	2010	10,200		253,980	3,400	69,122
	2011	13,602		284,282	n.a.	n.a.
P.A.J. Nota	2010	10,200	1)	233,376	3,400	49,878
	2011	13,602		284,282	n.a.	n.a.
S.H. Rusckowski	2008	12,801		295,831	4,267	91,186
	2009	10,242		129,356	3,414	72,957
	2010	10,200		253,980	3,400	69,122
	2011	20,001		418,021	n.a.	n.a.

1)     Awarded before date of appointment as a member of the Board of Management

For more details of the LTIP, see note 30, Share-based compensation.

10.2.7 Pensions

Eligible members of the Board of Management participate in the Executives Pension Plan in the Netherlands consisting of a combination of a defined-benefit (career average) and defined-contribution plan. The target

122      Annual Report 2011

10 Supervisory Board report 10.2.7 - 10.2.10

retirement age under the plan is 62.5. The plan does not require employee contributions. For more details, see note 32, Information on remuneration.

10.2.8 Additional arrangements

In addition to the main conditions of employment, a number of additional arrangements apply to members of the Board of Management. These additional arrangements, such as expense and relocation allowances, medical insurance, accident insurance and company car arrangements, are in line with those for Philips executives in the Netherlands. In the event of disablement, members of the Board of Management are entitled to benefits in line with those for other Philips executives in the Netherlands.

Unless the law provides otherwise, the members of the Board of Management and of the Supervisory Board shall be reimbursed by the Company for various costs and expenses, like reasonable costs of defending claims, as formalized in the articles of association. Under certain circumstances, described in the articles of association, such as an act or failure to act by a member of the Board of Management or a member of the Supervisory Board that can be characterized as intentional (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”), there will be no entitlement to this reimbursement. The Company has also taken out liability insurance (D&O—Directors & Officers) for the persons concerned.

10.2.9 Remuneration Supervisory Board

The table below gives an overview of the remuneration structure, which has remained unchanged since 2008.

Remuneration 20111)

in euros per year

	Chairman	Member
Supervisory Board	110,000	65,000

Audit Committee	15,000	10,000

Remuneration Committee	12,500	8,000

Corporate Governance and Nomination & Selection Committee	12,500	6,000

Fee for intercontinental traveling per trip	3,000	3,000

Entitlement Philips product arrangement	2,000	2,000

1)   For more details, see note 32, Information on remuneration

10.2.10 2012

Annual Incentive

To support the strategic direction of the Company the financial targets for the Annual Incentive 2012 have been set in line with our (mid-term) performance goals. Following the overall direction within Philips, line-of-sight for the sector CEO’s will be introduced, whereby half of their financial targets will be related to their sector and the remaining half to the Philips Group. The team targets will remain 20% of the total annual incentive opportunity.

Long-Term Incentive

A one-time special Long-Term Incentive grant was made to a group of key employees below the level of Board of Management (approx. 500 persons) in January 2012. The purpose of this Accelerate! Grant is to focus the key-leaders on achieving the 2013 objectives: 4-6% comparable sales growth CAGR, 10-12% Reported Adjusted IFO and 12-14% return on invested capital (ROIC).

The Accelerate! Grant has the following features:

•	An equal balance of shares and options (1 to 1);

•	The vesting of the granted shares and options is based on achieving specific midterm (2013) financial objectives. Thus the vesting of this special grant is dependent on future performance;

•	The vesting period for both the shares and the options is two years with an additional two year holding period applying to the shares.

The Supervisory Board is supportive of this program and contemplates introducing similar awards for the Board of Management. This will be further discussed by the Supervisory Board and in due time submitted to the General Meeting of Shareholders for approval.

Annual Report 2011      123

10 Supervisory Board report 10.3 - 10.3

10.3 Report of the Audit Committee

The Audit Committee, currently consisting of four members, assists the Supervisory Board in fulfilling its supervisory responsibilities for the integrity of the Company’s financial statements, the financial reporting process, the system of internal business controls and risk management, the internal and external audit process, the internal and external auditor’s findings and recommendations, independence and performance, as well as the Company’s process for monitoring compliance with laws and regulations and the General Business Principles (GBP). Moreover, the Audit Committee evaluates the performance of the external auditor every 3 years, in accordance with the Philips Policy on Auditor Independence.

The Audit Committee met five times in 2011 and reported its findings to the plenary Supervisory Board. The President/CEO, the Chief Financial Officer, the internal auditor, the Group Controller and the external auditor attended all regular meetings. Furthermore, the Audit Committee met each quarter separately with each of the President/CEO, the Chief Financial Officer, the internal auditor and the external auditor.

In accordance with its charter, which is part of the Rules of Procedure of the Supervisory Board, the Audit Committee in 2011 reviewed the Company’s annual and interim financial statements, including non-financial information, prior to publication thereof. It also assessed in its quarterly meetings the adequacy and appropriateness of internal control policies and internal audit programs and their findings.

In its 2011 meetings, the Audit Committee periodically reviewed matters relating to accounting policies, financial risks and compliance with accounting standards. Compliance with statutory and legal requirements and regulations, particularly in the financial domain, was also reviewed. Important findings, identified risks and follow-up actions were examined thoroughly in order to allow appropriate measures to be taken.

With regard to the internal audit, the Audit Committee reviewed, and if required approved, the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, as well as the staffing, independence and organizational structure of the internal audit function. With regard to the external audit, the Audit Committee reviewed the proposed audit scope, approach and fees, the independence of the external auditors, non-audit services provided by the external auditors in conformity with the Philips Policy on Auditor Independence, as well as any changes to this policy. The Audit Committee has assessed the performance of the external auditor. For information on the fees of KPMG Accountants N.V., please refer to the table ‘Fees KPMG’ in note 1, Income from operations.

In 2011, the Audit Committee periodically discussed the company’s policy on business controls, the GBP including the deployment thereof and amendments thereto, and Philips’ major areas of risk, including the internal auditor’s reporting thereon. The Audit Committee was informed on, discussed and monitored closely the company’s internal control certification processes, in particular compliance with section 404 of the US Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls. It also discussed risk management, tax issues, IT strategy, legal proceedings including antitrust investigations and related provisions, environmental exposures and financing and liquidity of the company, dividend, pensions, valuation and performance of financial holdings and recent acquisitions, developments in regulatory investigations, as well as a financial evaluation of the investments made in 2008.

Financial statements 2011

The financial statements of Koninklijke Philips Electronics N.V. for 2011, as presented by the Board of Management, have been audited by KPMG Accountants N.V., independent auditors. Their reports have been included in the section Group financial statements; section 12.12, Independent auditor’s report - Group, of this report and the section Company financial statement; section 13.5, Independent auditor’s report - Company, of this report. We have approved these financial statements, and all individual members of the Supervisory Board (together with the members of the Board of Management) have signed these documents.

We recommend to shareholders that they adopt the 2011 financial statements. We likewise recommend to shareholders that they adopt the proposal of the Board of Management to make a distribution of EUR 0.75 per common share (up to EUR 695 million), in cash or in shares at the option of the shareholder, against the reserve retained earnings.

124      Annual Report 2011

10 Supervisory Board report 10.3 - 10.3

Finally, we would like to express our thanks to the members of the Executive Committee and all other employees for their continued contribution during the year.

February 23, 2012

The Supervisory Board

Annual Report 2011      125

11 Corporate governance 11.1 - 11.1

11 Corporate governance

Corporate governance of the Philips group

Introduction

Koninklijke Philips Electronics N.V., a company organized under Dutch law (the ‘Company’), is the parent company of the Philips Group (‘Philips’ or the ‘Group’). The Company, which started as a limited partnership with the name Philips & Co in Eindhoven, the Netherlands, in 1891, was converted into the company with limited liability N.V. Philips’ Gloeilampenfabrieken on September 11, 1912. On May 6, 1994, the name was changed to Philips Electronics N.V., and on April 1, 1998, the name was changed to Koninklijke Philips Electronics N.V. Its shares have been listed on the Amsterdam Stock Exchange, Euronext Amsterdam, since 1913. The shares have been traded in the United States since 1962 and have been listed on the New York Stock Exchange since 1987.

Over the last decades the Company has pursued a consistent policy to enhance and improve its corporate governance in line with Dutch, US and international (codes of) best practices. The Company has incorporated a fair disclosure practice in its investor relations policy, has strengthened the accountability of its executive management and its independent supervisory directors, and has increased the rights and powers of shareholders and the communication with investors. The Company is required to comply with, inter alia, Dutch Corporate Governance rules, the US Sarbanes-Oxley Act, New York Stock Exchange rules and related regulations, insofar as applicable to the Company. A summary of significant differences between the Company’s corporate governance structure and the New York Stock Exchange corporate governance standards is published on the Company’s website (www.philips.com/investor).

In this report, the Company addresses its overall corporate governance structure and states to what extent it applies the provisions of the Dutch Corporate Governance Code of December 10, 2008 (the ‘Dutch Corporate Governance Code’). This report also includes the information which the Company is required to disclose pursuant to the governmental decree on Article 10 Takeover Directive and the governmental decree on Corporate Governance. The Supervisory Board and the Board of Management, which are responsible for the corporate governance structure of the Company, are of the opinion that the principles and best practice provisions of the Dutch Corporate Governance Code that are addressed to the Board of Management and the Supervisory Board, interpreted and implemented in line with the best practices followed by the Company, are being applied. Deviations from aspects of the corporate governance structure of the Company, when deemed necessary in the interests of the Company, will be disclosed in the Annual Report. Substantial changes in the Company’s corporate governance structure and in the Company’s compliance with the Dutch Corporate Governance Code are submitted to the General Meeting of Shareholders for discussion under a separate agenda item.

11.1 Board of Management

Introduction

The Board of Management (the ‘Board of Management’) is entrusted with the management of the Company. Certain key officers have been appointed to manage the Company together with the Board of Management. The members of the Board of Management and these key officers together constitute the Executive Committee (the ‘Executive Committee’). Under the chairmanship of the President/Chief Executive Officer (‘CEO’) the members of the Executive Committee share responsibility for the deployment of its strategy and policies, and the achievement of its objectives and results. The Executive Committee has, for practical purposes, adopted a division of responsibilities indicating the functional and business areas monitored and reviewed by the individual members. For the purpose of this document, where the Executive Committee is mentioned this also includes the Board of Management unless the context requires otherwise.

The members of the Board of Management remain accountable for the actions and decisions of the Executive Committee and have ultimate responsibility for the Company’s management and the external reporting and are answerable to shareholders of the Company at the Annual General Meeting of Shareholders.

All resolutions of the Executive Committee are adopted by majority vote comprising the majority of the members of the Board of Management present or represented, such majority comprising the vote of the CEO. The Board of Management retains the authority to, at all times and in all circumstances, adopt resolutions without the participation of the other members of the Executive Committee. In discharging its duties, the Executive Committee shall be guided by the interests of the Company and its affiliated enterprise, taking into consideration the interests of the Company’s stakeholders.

The Executive Committee is supervised by the Supervisory Board and provides the latter with all information the Supervisory Board needs to fulfill its own responsibilities. Major decisions of the Board of Management and Executive Committee require the approval of the Supervisory Board; these include decisions concerning (a) the operational and financial objectives of the Company, (b) the strategy designed to achieve the objectives, (c) if necessary, the parameters to be applied in relation to the strategy and (d) corporate social responsibility issues that are relevant to the Company.

The Executive Committee follows the Rules of Procedure of the Board of Management and Executive Committee, which set forth procedures for meetings, resolutions, minutes and (vice-) chairmanship. These Rules of Procedure are published on the Company’s website.

(Term of) Appointment and conflicts of interests

Members of the Board of Management and the CEO are elected by the General Meeting of Shareholders upon a binding recommendation drawn up by the Supervisory Board after consultation with the CEO. This binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority. The remaining members of the Executive Committee are appointed by the CEO, subject to approval by the Supervisory Board.

Members of the Board of Management and the CEO are appointed for a term of four years, it being understood that this term expires at the end of the General Meeting of Shareholders to be held in the fourth year after the year of their appointment. Reappointment is possible for consecutive terms of four years or, if applicable, until a later retirement date or other contractual termination date in the fourth year, unless the General Meeting of Shareholders resolves otherwise. Members may be suspended by the Supervisory Board and the General Meeting of Shareholders and dismissed by the latter. Individual data on the members of the Board of Management and Executive Committee are published in chapter 8, Management, of this report.

The acceptance by a member of the Board of Management of membership of the supervisory board of another company requires the approval of the Supervisory Board. The Supervisory Board is required to be notified of other important positions (to be) held by a member of the Board of Management. No member of the Board of Management holds more than two supervisory board memberships of listed companies, or is a chairman of such supervisory board, other than of a Group company or participating interest of the Company.

The Company has formalized its rules to avoid conflicts of interests between the Company and members of the Board of Management. The articles of association state that in the event of a legal act or a lawsuit between the Company and a member of the Board of Management, certain of such member’s relatives, or certain (legal) entities in which a member of the Board of Management has an interest, and insofar as the legal act is of material significance to the Company and/or to the respective member of the Board of Management, the respective member of the Board of Management shall not take part in the decision-making in respect of the lawsuit or the legal act. Resolutions concerning such legal acts or lawsuits require the approval of the Supervisory Board.

126      Annual Report 2011

11 Corporate governance 11.1 - 11.1

These rules apply to members of the Executive Committee correspondingly.

Legal acts as referred to above shall be mentioned in the Annual Report for the financial year in question. The Rules of Procedure of the Board of Management and Executive Committee establish further rules on the reporting of (potential) conflicts of interests. No legal acts as referred to above have occurred during the financial year 2011.

Amount and composition of the remuneration of the Board of Management

The remuneration of the individual members of the Board of Management is determined by the Supervisory Board on the proposal of the Remuneration Committee of the Supervisory Board, and is consistent with the policies thereon as adopted by the General Meeting of Shareholders. The remuneration policy applicable to the Board of Management was adopted by the 2004 General Meeting of Shareholders, and lastly amended by the 2008 General Meeting of Shareholders and is published on the Company’s website. A full and detailed description of the composition of the remuneration of the individual members of the Board of Management is included in chapter 10, Supervisory Board report, of this report.

The remuneration structure, including severance pay, is such that it promotes the interests of the Company in the medium and long-term, does not encourage members of the Board of Management to act in their own interests or take risks that are not in line with the adopted strategy, and does not reward failing members of the Board of Management upon termination of their employment. The level and structure of remuneration shall be determined in the light of factors such as the results, the share price performance and other developments relevant to the Company. Deviations on elements of the remuneration policy in extraordinary circumstances, when deemed necessary in the interests of the Company, will be disclosed in the Annual Report or, in case of an appointment, in good time prior to the appointment of the person concerned.

The main elements of the contract of employment of a new member of the Board of Management—including the amount of the fixed base salary, the structure and amount of the variable remuneration component, any severance plan, pension arrangements and the general performance criteria - shall be made public no later than at the time of issuance of the notice convening the General Meeting of Shareholders in which a proposal for appointment of that member of the Board of Management has been placed on the agenda. From August 1, 2003 onwards, for new members of the Board of Management the term of their contract of employment is set at four years, and in case of termination, severance payment is limited to a maximum of one year’s base salary; if the maximum of one-year’s salary would be manifestly unreasonable for a member of the Board of Management who is dismissed during his first term of office, the member of the Board of Management shall be eligible for a severance payment not exceeding twice the annual salary. Current members of the Board of Management are employed by means of a contract of employment. Subject to the implementation of new legislation, new members of the Board of Management will be employed by means of an agreement of assignment (overeenkomst van opdracht). The Company does not grant personal loans, guarantees or the like to members of the Board of Management, and no such (remissions of) loans and guarantees were granted to such members in 2011, nor are outstanding as per December 31, 2011.

In 2003, Philips adopted a Long-Term Incentive Plan (‘LTIP’ or the ‘Plan’), lastly amended by the 2009 General Meeting of Shareholders, consisting of a mix of restricted shares rights and stock options for members of the Board of Management, Philips executives and other key employees. This Plan was approved by the 2003 General Meeting of Shareholders. Future substantial changes to the Plan applicable to members of the Board of Management will be submitted to the General Meeting of Shareholders for approval. As from 2002, the Company grants fixed stock options that expire after ten years to members of the Board of Management (and other grantees). The options vest after three years and may therefore not be exercised in the first three years after they have been granted. Options are granted at fair market value, based on the closing price of Euronext Amsterdam on the date of grant, and neither the exercise price nor the other conditions regarding the granted options can be modified during the term of the options, except in certain exceptional circumstances in accordance with established market practice. The value of the options granted to members of the Board of Management and other personnel and the method followed in calculating this value are stated in the notes to the annual accounts. Philips is one of the first companies to have introduced restricted shares as part of the LTIP. A grantee will receive the restricted shares in three equal installments in three successive years, provided he/she is still with Philips on the respective delivery dates. If the grantee still holds the shares after three years from the delivery date, Philips will grant 20% additional (premium) shares, provided he/she is still with Philips. The Plan is designed to stimulate long-term investment in Philips shares. To further align the interests of members of the Board of Management and shareholders, restricted shares granted to these members of the Board of Management shall be retained for a period of at least five years, or until at least the end of employment, if this period is shorter.

The actual number of long-term incentives (both stock options and restricted shares rights) that are to be granted to the members of the Board of Management will be determined by the Supervisory Board and depends on the achievement of the set team targets in the areas of responsibility monitored by the individual members of the Board of Management and on the share performance of Philips. The share performance of Philips is measured on the basis of the Philips Total Shareholder Return (TSR) compared to the TSR of a peer group of 12 leading multinational electronics/electrical equipment companies over a three-year period; the composition of this group is described in the section Supervisory Board Report. With regard to stock options the TSR performance of Philips and the companies in the peer group is divided into three groups: top 4, middle 4 and bottom 4. Based on this relative TSR position, the Supervisory Board establishes a multiplier which varies from 1.2 to 0.8 and depends on the group in which the Philips TSR result falls. With regard to restricted share rights the TSR performance of Philips and the companies in the peer group is ranked from 1 to 12. Based on this relative TSR position, the Supervisory Board establishes a multiplier which varies from 0.0 to 2.0 and depends on the TSR position of Philips within the peer group. Every individual grant, the size of which depends on the positions and performance of the individuals, will be multiplied by the TSR-multiplier.

The so-called ultimum remedium clause and claw-back clause of best practice provisions II.2.10 and II.2.11 of the Dutch Corporate Governance Code is applicable to Annual Incentive payments and LTIP grants for the year 2009 onwards to all members of the Board of Management. In respect of the LTIP grants, the ultimum remedium clause can be applied to the performance-related actual number of stock options and restricted share rights that is (unconditionally) granted.

Members of the Board of Management hold shares in the Company for the purpose of long-term investment and are required to refrain from short-term transactions in Philips securities. According to the Philips Rules of Conduct on Inside Information, members of the Board of Management are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of ten business days following the publication of annual and quarterly results (provided the person involved has no ‘inside information’ regarding Philips at that time) unless an exemption is available. Furthermore, the Rules of Procedure of the Board of Management and Executive Committee contain provisions concerning ownership of and transactions in non- Philips securities by members of the Board of Management. Members of the Board of Management are prohibited from trading, directly or indirectly, in securities of any of the companies belonging to the peer group, during one week preceding the disclosure of Philips’ annual or quarterly figures. These rules apply to members of the Executive Committee correspondingly. Transactions in shares in the Company carried out by members of the Board of Management or members of the Supervisory Board are notified to the Netherlands Authority for the Financial Markets (AFM) in accordance with Dutch law and, if necessary, to other relevant authorities.

Indemnification of members of the Board of Management and Supervisory Board

Unless the law provides otherwise, the members of the Board of Management and of the Supervisory Board shall be reimbursed by the Company for various costs and expenses, such as the reasonable costs of defending claims, as formalized in the articles of association. Under certain circumstances, described in the articles of association, such as an act or failure to act by a member of the Board of Management or a member of the Supervisory Board that can be characterized as intentional (‘opzettelijk’), intentionally reckless (‘bewust roekeloos’) or seriously culpable (‘ernstig verwijtbaar’), there will be no entitlement to this reimbursement. The Company has also taken out liability insurance (D&O - Directors & Officers) for the persons concerned.

Annual Report 2011      127

11 Corporate governance 11.1 - 11.2

In line with regulatory requirements, the Company’s policy forbids personal loans to and guarantees on behalf of members of the Board of Management or the Supervisory Board, and no loans and guarantees have been granted and issued, respectively, to such members in 2011, nor are any loans or guarantees outstanding as of the date of this Annual Report on Form 20-F.

The aggregate share ownership of the members of the Board of Management and the Supervisory Board represents less than 1% of the outstanding ordinary shares in the Company.

Risk management approach

Within Philips, risk management forms an integral part of business management. The Company has implemented a risk management and internal control system that is designed to provide reasonable assurance that strategic objectives are met by creating focus, by integrating management control over the Company’s operations, by ensuring compliance with applicable laws and regulations and by safeguarding the reliability of the financial reporting and its disclosures. The Executive Committee reports on and accounts for internal risk management and control systems to the Supervisory Board and its Audit Committee. The Company has designed its internal control system in accordance with the recommendations of the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company’s risk management approach is embedded in the periodic business planning and review cycle and forms an integral part of business management. On the basis of risk assessments, management determines the risks and appropriate risk responses related to the achievement of business objectives and critical business processes. Risk factors and the risk management approach, as well as the sensitivity of the Company’s results to external factors and variables, are described in more detail in chapter 7, Risk management, of this report. Significant changes and improvements in the Company’s risk management and internal control system have been discussed with the Supervisory Board’s Audit Committee and the external auditor and are disclosed in that section as well.

With respect to financial reporting a structured self-assessment and monitoring process is used company-wide to assess, document, review and monitor compliance with internal control over financial reporting. Internal representations received from management, regular management reviews, reviews of the design and effectiveness of internal controls and reviews in corporate and divisional audit committees are integral parts of the Company’s risk management approach. On the basis thereof, the Board of Management confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls have properly functioned in 2011. The financial statements fairly represent the financial condition and result of operations of the Company and provide the required disclosures.

It should be noted that the above does not imply that these systems and procedures provide certainty as to the realization of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud and non-compliances with rules and regulations.

In view of the above the Board of Management believes that it is in compliance with the requirements of recommendation II.1.4. of the Dutch Corporate Governance Code. The above statement on internal controls should not be construed as a statement in response to the requirements of section 404 of the US Sarbanes-Oxley Act. The statement as to compliance with section 404 is set forth in the section Management’s report on internal control over financial reporting of this Annual Report.

Philips has a financial code of ethics which applies to certain senior officers, including the CEO and CFO, and to employees performing an accounting or financial function (the financial code of ethics has been published on the Company’s website). The Company, through the Supervisory Board’s Audit Committee, also has appropriate procedures in place for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Internal ‘whistleblowers’ have the opportunity, without jeopardizing their position, to report on irregularities of a general, operational or financial nature and to report complaints about members of the Executive Committee to the Chairman of the Supervisory Board.

In view of the requirements under the US Securities Exchange Act, procedures are in place to enable the CEO and the CFO to provide certifications with respect to the Annual Report on Form 20-F.

A Disclosure Committee is in place, which advises the various officers and departments involved, including the CEO and the CFO, on the timely review, publication and filing of periodic and current (financial) reports. Apart from the certification by the CEO and CFO under US law, each individual member of the Supervisory Board and the Board of Management must under Dutch law, sign the Group and Company financial statements being disclosed and submitted to the General Meeting of Shareholders for adoption. If one or more of their signatures is missing, this shall be stated, and the reasons given for this. The members of the Board of Management issue the responsibility statement with regard to chapter 12, Group financial statements, of this report, pursuant to requirements of Dutch civil and securities laws.

11.2 Supervisory Board

Introduction

The Supervisory Board supervises the policies of the Board of Management and Executive Committee and the general course of affairs of Philips and advises the executive management thereon. The Supervisory Board, in the two-tier corporate structure under Dutch law, is a separate body that is independent of the Board of Management. Its independent character is also reflected in the requirement that members of the Supervisory Board can be neither a member of the Board of Management nor an employee of the Company. The Supervisory Board considers all its members to be independent pursuant to the Dutch Corporate Governance Code and under the applicable US Securities and Exchange Commission standards.

The Supervisory Board, acting in the interests of the Company and the Group and taking into account the relevant interest of the Company’s stakeholders, supervises and advises the Board of Management and Executive Committee in performing its management tasks and setting the direction of the Group’s business, including (a) achievement of the Company’s objectives, (b) corporate strategy and the risks inherent in the business activities, (c) the structure and operation of the internal risk management and control systems, (d) the financial reporting process, (e) compliance with legislation and regulations, (f) the operational and financial objectives, (g) the parameters to be applied in relation to the strategy, (h) corporate social responsibility issues and (i) the company-shareholder relationship. Major management decisions and the Group’s strategy are discussed with and approved by the Supervisory Board. In its report, the Supervisory Board describes its activities in the financial year, the number of committee meetings and the main items discussed.

Rules of Procedure of the Supervisory Board

The Supervisory Board’s Rules of Procedure set forth its own governance rules (including meetings, items to be discussed, resolutions, appointment and re-election, committees, conflicts of interests, trading in securities, profile of the Supervisory Board). Its composition follows the profile, which aims for an appropriate combination of knowledge and experience among its members encompassing marketing, technological, manufacturing, financial, economic, social and legal aspects of international business and government and public administration in relation to the global and multi-product character of the Group’s businesses. The Supervisory Board attaches great importance to diversity in its composition. More particularly, it aims at having members with a European and a non- European background (nationality, working experience or otherwise), one or more female members and one or more members with an executive or similar position in business or society no longer than 5 years ago. In line with US and Dutch best practices, the Chairman of the Supervisory Board should be independent pursuant to the Dutch Corporate Governance Code and under the applicable US standards.

The Rules of Procedure of the Supervisory Board are published on the Company’s website. They include the charters of its committees, to which the plenary Supervisory Board, while retaining overall responsibility, has assigned certain tasks: the Corporate Governance and Nomination & Selection Committee, the Audit Committee and the Remuneration Committee. A maximum of one member of each committee need not be independent as defined by the Dutch Corporate Governance Code. Each committee reports, and submits its minutes for information, to the Supervisory Board.

128      Annual Report 2011

11 Corporate governance 11.1 - 11.2

The Supervisory Board is assisted by the General Secretary of the Company. The General Secretary sees to it that correct procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations and its obligations under the articles of association. Furthermore the General Secretary assists the Chairman of the Supervisory Board in the actual organization of the affairs of the Supervisory Board (information, agenda, evaluation, introductory program) and is the contact person for interested parties who want to make concerns known to the Supervisory Board. The General Secretary shall, either on the recommendation of the Supervisory Board or otherwise, be appointed and may be dismissed by the Executive Committee, after the approval of the Supervisory Board has been obtained.

(Term of) Appointment, individual data and conflicts of interests

The Supervisory Board consists of at least five members (currently eight), including a Chairman, Vice-Chairman and Secretary. The so-called Dutch ‘structure regime’ does not apply to the Company itself. Members are currently elected by the General Meeting of Shareholders for fixed terms of four years, upon a binding recommendation from the Supervisory Board. According to the Company’s articles of association, this binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority.

Members may be suspended and dismissed by the General Meeting of Shareholders. In the event of inadequate performance, structural incompatibility of interests, and in other instances in which resignation is deemed necessary in the opinion of the Supervisory Board, the Supervisory Board shall submit to the General Meeting of Shareholders a proposal to dismiss the respective member of the Supervisory Board. There is no age limit applicable, and members may be re-elected twice. The date of expiration of the terms of Supervisory Board members is published on the Company’s website. Individual data on the members of the Supervisory Board are published in the Annual Report, and updated on the Company’s website.

After their appointment, all members of the Supervisory Board shall follow an introductory program, which covers general financial and legal affairs, financial reporting by the Company, any specific aspects that are unique to the Company and its business activities, and the responsibilities of a Supervisory Board member. Any need for further training or education of members will be reviewed annually, also on the basis of an annual evaluation survey.

In accordance with policies adopted by the Supervisory Board, no member of the Supervisory Board shall hold more than five supervisory board memberships of Dutch listed companies, the chairmanship of a supervisory board counting as two regular memberships.

In compliance with the Dutch Corporate Governance Code, the Company has formalized strict rules to avoid conflicts of interests between the Company and members of the Supervisory Board; all information about a conflict of interests situation is to be provided to the Chairman of the Supervisory Board. No decisions to enter into material transactions in which there are conflicts of interest with members of the Supervisory Board have occurred during the financial year 2011.

Meetings of the Supervisory Board

The Supervisory Board meets at least six times per year, including a meeting on strategy. The Supervisory Board, on the advice of its Audit Committee, also discusses, in any event at least once a year, the main risks of the business, and the result of the assessment of the structure and operation of the internal risk management and control systems, as well as any significant changes thereto. The members of the Executive Committee attend meetings of the Supervisory Board except in matters such as the desired profile, composition and competence of the Supervisory Board and the Executive Committee, as well as the remuneration and performance of individual members of the Executive Committee and the conclusions that must be drawn on the basis thereof. In addition to these items, the Supervisory Board, being responsible for the quality of its own performance, discusses, at least once a year on its own, without the members of the Executive Committee being present, both its own functioning and that of the individual members, and the conclusions that must be drawn on the basis thereof. The President/CEO and other members of the Executive Committee have regular contacts with the Chairman and other members of the Supervisory Board. The Executive Committee is required to keep the Supervisory Board informed of all facts and developments concerning Philips that the Supervisory Board may need in order to function as required and to properly carry out its duties, to consult it on important matters and to submit certain important decisions to it for its prior approval. The Supervisory Board and its individual members each have their own responsibility to request from the Executive Committee and the external auditor all information that the Supervisory Board needs in order to be able to carry out its duties properly as a supervisory body. If the Supervisory Board considers it necessary, it may obtain information from officers and external advisers of the Company. The Company provides the necessary means for this purpose. The Supervisory Board may also require that certain officers and external advisers attend its meetings.

The Chairman of the Supervisory Board

The Supervisory Board’s Chairman will see to it that: (a) the members of the Supervisory Board follow their introductory program, (b) the members of the Supervisory Board receive in good time all information which is necessary for the proper performance of their duties, (c) there is sufficient time for consultation and decision-making by the Supervisory Board, (d) the committees of the Supervisory Board function properly, (e) the performance of the Executive Committee members and Supervisory Board members is assessed at least once a year, and (f) the Supervisory Board elects a Vice-Chairman. The Vice- Chairman of the Supervisory Board shall deputize for the Chairman when the occasion arises. The Vice-Chairman shall act as contact of individual members of the Supervisory Board or the Board of Management concerning the functioning of the Chairman of the Supervisory Board.

Remuneration of the Supervisory Board and share ownership

The remuneration of the individual members of the Supervisory Board, as well as the additional remuneration for its Chairman and the members of its committees is determined by the General Meeting of Shareholders. The remuneration of a Supervisory Board member is not dependent on the results of the Company. Further details are published in the Supervisory Board report. The Company shall not grant its Supervisory Board members any personal loans, guarantees or similar arrangements. No such (remissions of) loans and guarantees were granted to such members in 2011, nor were any outstanding as per December 31, 2011.

Shares or rights to shares shall not be granted to a Supervisory Board member. In accordance with the Rules of Procedure of the Supervisory Board, any shares in the Company held by a Supervisory Board member are long-term investments. The Supervisory Board has adopted a policy on ownership of transactions in non-Philips securities by members of the Supervisory Board. This policy is included in the Rules of Procedure of the Supervisory Board.

The Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee consists of at least the Chairman and Vice-Chairman of the Supervisory Board. The Committee reviews the corporate governance principles applicable to the Company at least once a year, and advises the Supervisory Board on any changes to these principles as it deems appropriate. It also (a) draws up selection criteria and appointment procedures for members of the Supervisory Board, the Board of Management and the Executive Committee; (b) periodically assesses the size and composition of the Supervisory Board, the Board of Management and the Executive Committee, and makes the proposals for a composition profile of the Supervisory Board, if appropriate; (c) periodically assesses the functioning of individual members of the Supervisory Board, the Board of Management and the Executive Committee, and reports on this to the Supervisory Board. The Committee also consults with the President/CEO and the Executive Committee on candidates to fill vacancies on the Supervisory Board, the Executive Committee, and advises the Supervisory Board on the candidates for appointment. It further supervises the policy of the Executive Committee on the selection criteria and appointment procedures for Philips Executives.

129      Annual Report 2011

11 Corporate governance 11.2 - 11.3

The Remuneration Committee

The Remuneration Committee meets at least twice a year and is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee.

The Remuneration Committee prepares an annual remuneration report. The remuneration report contains an account of the manner in which the remuneration policy has been implemented in the past financial year, as well as an overview of the implementation of the remuneration policy planned by the Supervisory Board for the next year(s). The Supervisory Board aims to have appropriate experience available within the Remuneration Committee. No more than one member of the Remuneration Committee shall be an executive board member of another Dutch listed company.

In performing its duties and responsibilities the Remuneration Committee is assisted by an in-house remuneration expert acting on the basis of a protocol ensuring that the expert acts on the instructions of the Remuneration Committee and on an independent basis in which conflicts of interests are avoided.

The Audit Committee

The Audit Committee meets at least four times a year, before the publication of the annual, semi-annual and quarterly results. All of the members of the Audit Committee are considered to be independent under the applicable US Securities and Exchange Commission rules and at least one of the members of the Audit Committee, which currently consists of four members of the Supervisory Board, is a financial expert as set out in the Dutch Corporate Governance Code and each member is financially literate. In accordance with this code, a financial expert has relevant knowledge and experience of financial administration and accounting at the company in question. The Supervisory Board considers the fact of being compliant with the Dutch Corporate Governance Code, in combination with the knowledge and experience available in the Audit Committee as well as the possibility to take advice from internal and external experts and advisors, to be sufficient for the fulfillment of the tasks and responsibilities of the Audit Committee. The Supervisory Board has determined that none of the members of the Audit Committee is designated as an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission. The Audit Committee may not be chaired by the Chairman of the Supervisory Board or by a (former) member of the Board of Management.

All members of the Audit Committee are independent

The tasks and functions of the Audit Committee, as described in its charter, which is published on the Company’s website as part of the Rules of Procedure of the Supervisory Board, include the duties recommended in the Dutch Corporate Governance Code. More specifically, the Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities for the integrity of the Company’s financial statements, the financial reporting process, the system of internal business controls and risk management, the internal and external audit process, the internal and external auditor’s qualifications, its independence and its performance, as well as the Company’s process for monitoring compliance with laws and regulations and the General Business Principles (GBP). It reviews the Company’s annual and interim financial statements, including non-financial information, prior to publication and advises the Supervisory Board on the adequacy and appropriateness of internal control policies and internal audit programs and their findings.

In reviewing the Company’s annual and interim statements, including non-financial information, and advising the Supervisory Board on internal control policies and internal audit programs, the Audit Committee reviews matters relating to accounting policies and compliance with accounting standards, compliance with statutory and legal requirements and regulations, particularly in the financial domain. Important findings and identified risks are examined thoroughly by the Audit Committee in order to allow appropriate measures to be taken. With regard to the internal audit, the Audit Committee, in cooperation with the external auditor, reviews the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, staffing, independence and organizational structure of the internal audit function.

With regard to the external audit, the Audit Committee reviews the proposed audit scope, approach and fees, the independence of the external auditor, its performance and its (re-)appointment, audit and permitted non-audit services provided by the external auditor in conformity with the Philips Policy on Auditor Independence, as well as any changes to this policy. The Audit Committee also considers the report of the external auditor and its report with respect to the annual financial statements. According to the procedures, the Audit Committee acts as the principal contact for the external auditor if the auditor discovers irregularities in the content of the financial reports. It also advises on the Supervisory Board’s statement to shareholders in the annual accounts. The Audit Committee periodically discusses the Company’s policy on business controls, the GBP including the deployment thereof, overviews on tax, IT, litigation and legal proceedings, environmental exposures, financial exposures in the area of treasury, real estate, pensions, and the Group’s major areas of risk. The Company’s external auditor, in general, attends all Audit Committee meetings and the Audit Committee meets separately at least on a quarterly basis with each of the President/CEO, the CFO, the internal auditor and the external auditor.

The Company does not have an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission serving on its Audit Committee.

11.3 General Meeting of Shareholders

Introduction

A General Meeting of Shareholders is held at least once a year to discuss the Annual Report, including the report of the Board of Management, the annual financial statements with explanatory notes thereto and additional information required by law, and the Supervisory Board report, any proposal concerning dividends or other distributions, the appointment of members of the Board of Management and Supervisory Board (if any), important management decisions as required by Dutch law, and any other matters proposed by the Supervisory Board, the Board of Management or shareholders in accordance with the provisions of the Company’s articles of association. The Annual Report, the financial statements and other regulated information such as defined in the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht), will solely be published in English. As a separate agenda item and in application of Dutch law, the General Meeting of Shareholders discusses the discharge of the members of the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties in the preceding financial year. However, this discharge only covers matters that are known to the Company and the General Meeting of Shareholders when the resolution is adopted. The General Meeting of Shareholders is held in Eindhoven, Amsterdam, Rotterdam, The Hague, Utrecht or Haarlemmermeer (Schiphol Airport) no later than six months after the end of the financial year.

Meetings are convened by public notice, via the Company’s website or other electronic means of communication and by letter or by the use of electronic means of communication, to registered shareholders. Extraordinary General Meetings of Shareholders may be convened by the Supervisory Board or the Board of Management if deemed necessary and must be held if shareholders jointly representing at least 10% of the outstanding share capital make a written request to that effect to the Supervisory Board and the Board of Management, specifying in detail the business to be dealt with. The agenda of the General Meeting of Shareholders shall contain such business as may be placed thereon by the Board of Management or the Supervisory Board, and agenda items will be explained where necessary in writing. The agenda shall list which items are for discussion and which items are to be voted upon. Material amendments to the articles of association and resolutions for the appointment of members of the Board of Management and Supervisory Board shall be submitted separately to the General Meeting of Shareholders, it being understood that amendments and other proposals that are connected in the context of a proposed (part of the) governance structure may be submitted as one proposal. In accordance with the articles of association and Dutch law, requests from shareholders for items to be included on the agenda will generally be honored, subject to the Company’s rights to refuse to include the requested agenda item under Dutch law, provided that such requests are made in writing at least 60 days before a General Meeting of Shareholders to the Board of Management and the Supervisory Board by shareholders representing at least 1% of the Company’s outstanding capital or, according to the official price list of Euronext Amsterdam, representing a value of at least EUR 50 million. Written requests may be submitted electronically and shall comply with the procedure stipulated by the Board of Management, which procedure is posted on the Company’s website.

130      Annual Report 2011

11 Corporate governance 11.3 - 11.4

Main powers of the General Meeting of Shareholders

All outstanding shares carry voting rights. The main powers of the General Meeting of Shareholders are to appoint, suspend and dismiss members of the Board of Management and of the Supervisory Board, to adopt the annual accounts, declare dividends and to discharge the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties for the previous financial year, to appoint the external auditor as required by Dutch law, to adopt amendments to the articles of association and proposals to dissolve or liquidate the Company, to issue shares or rights to shares, to restrict or exclude pre-emptive rights of shareholders and to repurchase or cancel outstanding shares. Following common corporate practice in the Netherlands, the Company each year requests limited authorization to issue (rights to) shares, to restrict or exclude pre-emptive rights and to repurchase shares. In compliance with Dutch law, decisions of the Board of Management that are so far-reaching that they would greatly change the identity or nature of the Company or the business require the approval of the General Meeting of Shareholders. This includes resolutions to (a) transfer the business of the Company, or almost the entire business of the Company, to a third party (b) enter into or discontinue long-term cooperation by the Company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or ordinary partnership, if this cooperation or its discontinuation is of material significance to the Company or (c) acquire or dispose of a participating interest in the capital of a company to the value of at least one-third of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company, by the Company or one of its subsidiaries. Thus the Company applies principle IV.1 of the Dutch Corporate Governance Code within the framework of the articles of association and Dutch law and in the manner as described in this corporate governance report.

The Board of Management and Supervisory Board are also accountable, at the Annual General Meeting of Shareholders, for the policy on the additions to reserves and dividends (the level and purpose of the additions to reserves, the amount of the dividend and the type of dividend). This subject is dealt with and explained as a separate agenda item at the General Meeting of Shareholders. Philips aims for a sustainable and stable dividend distribution to shareholders in the long term. A resolution to pay a dividend is dealt with as a separate agenda item at the General Meeting of Shareholders.

The Board of Management and the Supervisory Board are required to provide the General Meeting of Shareholders with all requested information, unless this would be prejudicial to an overriding interest of the Company. If the Board of Management and the Supervisory Board invoke an overriding interest in refusing to provide information, reasons must be given. If a serious private bid is made for a business unit or a participating interest and the value of the bid exceeds a certain threshold (currently one-third of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company), and such bid is made public, the Board of Management shall, at its earliest convenience, make public its position on the bid and the reasons for this position.

A resolution to dissolve the Company or change its articles of association can be adopted at the General Meeting of Shareholders by at least three-fourths of the votes cast, at which meeting more than half of the issued share capital is represented. If the requisite share capital is not represented, a further meeting shall be convened, to be held within eight weeks of the first meeting, to which no quorum requirement applies. Furthermore, the resolution requires the approval of the Supervisory Board. If the resolution is proposed by the Board of Management, the adoption needs an absolute majority of votes and no quorum requirement applies to the meeting.

Repurchase and issue of (rights to) own shares

The 2011 General Meeting of Shareholders has resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the Company within the limits of the articles of association and within a certain price range until September 30, 2012. The maximum number of shares the company may hold, will not exceed 10% of the issued share capital as of March 31, 2011, which number may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs.

In addition, the 2011 General Meeting of Shareholders resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to issue shares or grant rights to acquire shares in the Company as well as to restrict or exclude the pre-emption right accruing to shareholders until September 30, 2012. This authorization is limited to a maximum of 10% of the number of shares issued as of March 31, 2011 plus 10% of the issued capital in connection with or on the occasion of mergers and acquisitions.

11.4 Logistics of the General Meeting of Shareholders and provision of information

Introduction

The Company will set a registration date for the exercise of the voting rights and the rights relating to General Meetings of Shareholders. In accordance with Dutch law this registration date is fixed at the 28th day prior to the day of the meeting. Shareholders registered at such date are entitled to attend the meeting and to exercise the other shareholder rights (in the meeting in question) notwithstanding subsequent sale of their shares thereafter. This date will be published in advance of every General Meeting of Shareholders. Shareholders who are entitled to attend a General Meeting of Shareholders may be represented by proxies.

Information which is required to be published or deposited pursuant to the provisions of company law and securities law applicable to the Company and which is relevant to the shareholders, is placed and updated on the Company’s website, or hyperlinks are established. The Board of Management and Supervisory Board shall ensure that the General Meeting of Shareholders is informed by means of a ‘shareholders circular’ published on the Company’s website of facts and circumstances relevant to the proposed resolutions.

Resolutions adopted at a General Meeting of Shareholders shall be recorded by a civil law notary and co-signed by the chairman of the meeting; such resolutions shall also be published on the Company’s website within 15 days after the meeting. A summary of the discussions during the General Meeting of Shareholders, in the language of the meeting, is made available to shareholders, on request, no later than three months after the meeting. Shareholders shall have the opportunity to respond to this summary for three months, after which a final summary is adopted by the chairman of the meeting in question. Such summary shall be made available on the Company’s website.

Proxy voting and the Shareholders Communication Channel

Philips was one of the key companies in the establishment of the Shareholders Communication Channel, a project of Euronext Amsterdam, banks in the Netherlands and several major Dutch companies to simplify contacts between a participating company and shareholders that hold their shares through a Dutch securities account with a participating bank. The Company uses the Shareholders Communication Channel to distribute a voting instruction form for the Annual General Meeting of Shareholders. By returning this form, shareholders grant power to an independent proxy holder who will vote according to the instructions expressly given on the voting instruction form. Also other persons entitled to vote shall be given the possibility to give voting proxies or instructions to an independent third party prior to the meeting. The Shareholders Communication Channel can also be used, under certain conditions, by participating Philips shareholders to distribute – either by mail or by placing it on the Company’s or Shareholders Communication Channel’s website – information directly related to the agenda of the General Meeting of Shareholders to other participating Philips shareholders.

Preference shares and the Stichting Preferente Aandelen Philips

As a means to protect the Company and its stakeholders against an unsolicited attempt to obtain (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to) preference shares to a third party. As a result, the Stichting Preferente Aandelen Philips (the ‘Foundation’) was created, which was granted the right to acquire preference shares in the Company. The mere notification that the Foundation wishes to exercise its rights, should a third party ever seem likely in the judgment of the Foundation to obtain (de facto) control of the Company, will result in the preference shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are ordinary shares in the Company outstanding at that time. No preference shares have been issued as of December 31, 2011. In addition, the Foundation has the right to file a petition with the

Annual Report 2011      131

11 Corporate governance 11.4 - 11.5

Enterprise Chamber of the Amsterdam Court of Appeal to commence an inquiry procedure within the meaning of section 2:344 Dutch Civil Code.

The object of the Foundation is to represent the interests of the Company, the enterprises maintained by the Company and its affiliated companies within the Group, in such a way that the interests of Philips, those enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of Philips and those enterprises, and also to do anything related to the above ends or conducive to them. In the event of (an attempt at) a hostile takeover or other attempt to obtain (de facto) control of the Company this arrangement will allow the Company and its Board of Management and Supervisory Board to determine its position in relation to the third party and its plans, seek alternatives and defend Philips’ interests and those of its stakeholders from a position of strength. The members of the self-electing Board of the Foundation are Messrs S.D. de Bree, F.J.G.M. Cremers and M.W. den Boogert. No Philips board members or officers are represented on the board of the Foundation.

The Company does not have any other anti-takeover measures in the sense of other measures which exclusively or almost exclusively have the purpose of frustrating future public bids for the shares in the capital of the Company in case no agreement is reached with the Board of Management on such public bid. Furthermore, the Company does not have measures which specifically have the purpose of preventing a bidder who has acquired 75% of the shares in the capital of the Company from appointing or dismissing members of the Board of Management and subsequently amending the articles of association of the Company. It should be noted that also in the event of (an attempt at) a hostile takeover or other attempt to obtain (de facto) control of the Company, the Board of Management and the Supervisory Board are authorized to exercise in the interests of Philips all powers vested in them.

Audit of the financial reporting and the position of the external auditor

The annual financial statements are prepared by the Board of Management and reviewed by the Supervisory Board upon the advice of its Audit Committee and taking into account the report of the external auditor. Upon approval by the Supervisory Board, the accounts are signed by all members of both the Board of Management and the Supervisory Board and are published together with the final opinion of the external auditor. The Board of Management is responsible, under the supervision of the Supervisory Board, for the quality and completeness of such publicly disclosed financial reports. The annual financial statements are presented for discussion and adoption to the Annual General Meeting of Shareholders, to be convened subsequently. Philips, under US securities regulations, separately files its Annual Report on Form 20-F, incorporating major parts of the Annual Report as prepared under the requirements of Dutch law.

Internal controls and disclosure policies

Comprehensive internal procedures, compliance with which is supervised by the Supervisory Board, are in place for the preparation and publication of the Annual Report, the annual accounts, the quarterly figures and ad hoc financial information. As from 2003, the internal assurance process for business risk assessment has been strengthened and the review frequency has been upgraded to a quarterly review cycle, in line with emerging best practices in this area.

As part of these procedures, a Disclosure Committee has been appointed by the Board of Management to oversee the Company’s disclosure activities and to assist the Executive Committee in fulfilling its responsibilities in this respect. The Committee’s purpose is to ensure that the Company implements and maintains internal procedures for the timely collection, evaluation and disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Company is subject. Such procedures are designed to capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to the Company’s various businesses, and their effectiveness for this purpose will be reviewed periodically.

Auditor information

In accordance with the procedures laid down in the Philips Policy on Auditor Independence and as mandatorily required by Dutch law, the external auditor of the Company is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, after the latter has been advised by the Audit Committee and the Board of Management. Under this Auditor Policy, once every three years the Supervisory Board and the Audit Committee conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting of Shareholders for the purposes of assessing the nomination for the appointment of the external auditor. The current auditor of the Company, KPMG Accountants N.V., was appointed by the 1995 General Meeting of Shareholders. In 2002, when the Auditor Policy was adopted, the appointment of KPMG Accountants N.V. was confirmed by the Supervisory Board for an additional three years. The 2008 and 2011 General Meeting of Shareholders resolved to re-appoint KPMG Accountants N.V. as auditor. Mr M.A. Soeting is the current partner of KPMG Accountants N.V. in charge of the audit duties for Philips. In accordance with the rotation schedule determined in accordance with the Auditor Policy, he will be replaced by another partner of KPMG Accountants N.V., Mr J.F.C. van Everdingen, in the course of 2012. The external auditor shall attend the Annual General Meeting of Shareholders. Questions may be put to him at the meeting about his report. The Board of Management and the Audit Committee of the Supervisory Board shall report on their dealings with the external auditor to the Supervisory Board on an annual basis, particularly with regard to the auditor’s independence. The Supervisory Board shall take this into account when deciding upon its nomination for the appointment of an external auditor.

The external auditor attends, in principle, all meetings of the Audit Committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings. The external auditor attends the meeting of the Supervisory Board at which the report of the external auditor with respect to the audit of the annual accounts is discussed, and at which the annual accounts are approved. In its audit report on the annual accounts to the Board of Management and the Supervisory Board, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters, as appropriate, requiring communication under the auditing standards generally accepted in the Netherlands and the US.

Auditor policy

The Company maintains a policy of auditor independence, and this policy restricts the use of its auditing firm for non-audit services, in line with US Securities and Exchange Commission rules under which the appointed external auditor must be independent of the Company both in fact and appearance. The policy is laid down in the comprehensive policy on auditor independence published on the Company’s website.

The policy includes rules for the pre-approval by the Audit Committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may never be provided. Proposed services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the Audit Committee is informed of each services it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2011, there were no services provided to the Company by the external auditor which were not pre-approved by the Audit Committee.

11.5 Investor Relations

Introduction

The Company is continually striving to improve relations with its shareholders. In addition to communication with its shareholders at the Annual General Meeting of Shareholders, Philips elaborates its financial results during (public) conference calls, which are broadly accessible. It publishes informative annual, semi-annual and quarterly reports and

132      Annual Report 2011

11 Corporate governance 11.5 - 11.5

press releases, and informs investors via its extensive website. The Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders.

Each year the Company organizes Philips Capital Market Days and participates in several broker conferences, announced in advance on the Company’s website and by means of press releases. Shareholders can follow in real time, by means of webcasting or telephone lines, the meetings and presentations organized by the Company. Thus the Company applies recommendation IV.3.1 of the Dutch Corporate Governance Code, which in its perception and in view of market practice does not extend to less important analyst meetings and presentations. It is Philips’ policy to post presentations to analysts and shareholders on the Company’s website. These meetings and presentations will not take place shortly before the publication of annual, semi-annual and quarterly financial information.

Furthermore, the Company engages in bilateral communications with investors. These communications either take place at the initiative of the Company or at the initiative of individual investors. During these communications the Company is generally represented by its Investor Relations department. However, on a limited number of occasions the Investor Relations department is accompanied by one or more members of the Board of Management. The subject matter of the bilateral communications ranges from single queries from investors to more elaborate discussions on the back of disclosures that the Company has made such as its annual and quarterly reports. Also here, the Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders.

The Company shall not, in advance, assess, comment upon or correct, other than factually, any analyst’s reports and valuations. No fee(s) will be paid by the Company to parties for the carrying-out of research for analysts’ reports or for the production or publication of analysts’ reports, with the exception of credit-rating agencies.

Major shareholders and other information for shareholders

The Dutch Act on Financial Supervision imposes a duty to disclose percentage holdings in the capital and/or voting rights in the Company when such holdings reach, exceed or fall below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Such disclosure must be made to the Netherlands Authority for the Financial Markets (AFM) without delay. The AFM then notifies the Company.

On July 13, 2011 the Company received notification from the AFM that it had received disclosures under the Dutch Act on Financial Supervision of a substantial holding of 5.10% (representing 51,428,846 shares) by Southeastern Asset Management Inc., in the Company’s common shares. On December 7, 2011 the Company received notification from the AFM that it had received disclosures under the Financial Markets Supervision Act of a substantial holding of 5.05% (representing 50,990,018 shares) by Dodge & Cox, in the Company’s common shares. The common shares are held by shareholders worldwide in bearer and registered form. As per December 31, 2011, approximately 91% of the common shares were held in bearer form and approximately 9% of the common shares were represented by registered shares of New York Registry issued in the name of approximately 1,311 holders of record, including Cede & Co. Cede & Co acts as nominee for the Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries. Citibank, N.A., 388 Greenwich Street, New York, New York 10013 is the transfer agent and registrar.

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

Major shareholders do not have different voting rights than other shareholders.

Corporate seat and head office

The statutory seat of the Company is Eindhoven, the Netherlands, and the statutory list of all subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code, Book 2, Sections 379 and 414), forms part of the notes to the consolidated financial statements and is deposited at the office of the Commercial Register in Eindhoven, the Netherlands (file no. 17001910).

The executive offices of the Company are located at the Breitner Center, Amstelplein 2, 1096 BC Amsterdam, the Netherlands, telephone 31 (0)20 59 77 777.

Compliance with the Dutch Corporate Governance Code In accordance with the governmental decree of December 10, 2009, the Company fully complies with the Dutch Corporate Governance Code and applies all its principles and best practice provisions that are addressed to the Board of Management and the Supervisory Board. The full text of the Dutch Corporate Governance Code can be found at the website of the Monitoring Commission Corporate Governance Code (www.commissiecorporategovernance.nl).

February 23, 2012

11.6 Additional information

Articles of association

Summaries of certain provisions of the Articles of Association of the Company, applicable Dutch law and related Company policies appear below.

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

Voting rights

Each common share and each preference share is entitled to one vote. All common shares vote together on all matters presented at a General Meeting of Shareholders. As of December 31, 2011, the issued share capital consists only of common shares; no preference shares have been issued.

Dividends

A dividend will first be declared on preference shares out of net income. The remainder of the net income, after reservations made with the approval of the Supervisory Board, shall be available for distribution to holders of common shares subject to shareholder approval after year-end. The Board of Management has the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board. As of December 31, 2011, the issued share capital consists only of common shares; no preference shares have been issued.

Liquidation rights

In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses are to be distributed in the following order of priority: to the holders of Preference shares, the amount paid thereon; and the remainder to the holders of the common shares. As of December 31, 2011, the issued share capital consists only of common shares; no preference shares have been issued.

Preemptive rights

Shareholders have a pro rata preferential right of subscription to any common share issuance unless the right is restricted or excluded. If designated by the General Meeting of Shareholders, the Board of Management has the power to restrict or exclude the preferential subscription rights. A designation of the Board of Management will be

Annual Report 2011      133

11 Corporate governance 11.6 - 11.6

effective for a specified period of up to five years and may be renewed. Currently, the Board of Management has been granted the power to restrict or exclude the preferential right of subscription until September 30, 2012. If the Board of Management has not been designated, the General Meeting of Shareholders has the power to restrict or exclude such rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the General Meeting of Shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.

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

Without prejudice to applicable laws and regulations, the Board of Management may resolve to give notice to holders of bearer shares via the Company’s website and/or by other electronic means representing a public announcement, which announcement remains directly and permanently accessible until the general meeting. Holders of registered shares shall be notified by letter, unless the Board of Management resolves to give notice to holders of registered shares by electronic means of communication by sending a legible and reproducible message to the address indicated by the shareholder to the Company for such purpose provided the relevant shareholder has agreed hereto.

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

General

The corporate governance rules introduced by the New York Stock Exchange (“NYSE”) allow foreign private issuers, like Koninklijke Philips Electronics N.V., to follow home country practices on most corporate governance matters instead of those that apply to US domestic issuers, provided that they disclose any significant ways in which their corporate governance practices differ from those applying to listed domestic US companies under the NYSE listing standards. A summary of significant differences between certain provisions of the Code and the corporate governance provisions applicable to US companies under the NYSE listing standards appears below.

Dutch corporate governance provisions

The Company is a company organized under Dutch law, with its Common Shares listed on Euronext Amsterdam, and is subject to the Dutch Corporate Governance Code of December 10, 2008 (the “Code”). Philip’s New York Registry Shares, representing Common Shares of the Company, are listed on the NYSE.

Board structure

The NYSE listing standards prescribe regularly scheduled executive sessions of nonexecutive directors. As a Dutch company, the Company has a two-tier corporate structure consisting of a Board of Management consisting of executive directors under the supervision of a Supervisory Board consisting exclusively of nonexecutive directors. Members of the Board of Management and other officers and employees cannot simultaneously act as member of the Supervisory Board. The Supervisory Board must approve specified decisions of the Board of Management.

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

Committees of our Supervisory Board

The Company has established an Audit Committee, a Remuneration Committee and a Corporate Governance and Nomination & Selection Committee, consisting of members of the Supervisory Board only. The roles, responsibilities and composition of these committees reflect the requirements of the Code, the company’s articles of association and Dutch law, which differ from the NYSE listing standards in these respects. The role of each committee is to advise the Supervisory Board and to prepare the decision-making of the Supervisory Board. In principle, the entire Supervisory Board remains responsible for its decisions even if they were prepared by one of the Supervisory Board’s committees.

The NYSE requires that, when an audit committee member of a U.S. domestic listed company serves on four or more audit committees of public companies, the listed company should disclose (either on its website or in its annual report on Form 10-K) that the board of directors has determined that this simultaneous service would not impair the director’s service to the listed company. Dutch law does not require the Company to make such a determination.

Dutch law requires that the Company’s external auditors be appointed at the general meeting and not by the Audit Committee.

Major shareholders as filed with SEC

On February 6, 2012, Southeastern Asset Management Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 7.1% (representing 72,051,468 shares) of the Company’s common shares. On February 10, 2012, Dodge & Cox filed a Schedule 13G with the SEC indicating that it beneficially owned 5.3% (representing 53,180,318 shares) of the Company’s common shares.

134      Annual Report 2011

11 Corporate governance 11.6 - 11.6

Equity compensation plans

The Company complies with Dutch legal requirements regarding shareholder approval of equity compensation plans. Dutch law does not require shareholder approval of certain equity compensation plans for which the NYSE listing standards would require such approval. Although the Company is only subject to a requirement to seek shareholder approval for equity compensation-plans for its members of the Board of Management, the General Meeting of Shareholders adopted, in 2003, a Long-Term Incentive Plan consisting of a mix of restricted shares and stock options for members of the Board of Management.

Code of business conduct

The listing standards of the NYSE prescribe certain parameters for listed company codes of business conduct and ethics. The Company has implemented the Philips General Business Principles applicable to all employees and a Financial Code of Ethics applicable to all employees performing an accounting or financial function. Waivers granted to Senior (Financial) Officers (as defined in our Financial Code of Ethics) will be disclosed. In 2011 the Company did not grant any waivers of the Financial Code of Ethics.

General meeting

The articles of association of the Company provide that there are no quorum requirements to hold a general meeting, although certain shareholder actions and certain resolutions may require a quorum.

Annual Report 2011      135

Performance Statements

Annual Report 2011      136

Notes overview

Annual Report 2011      137

12 Group financial statements 12 - 12.1.2

12 Group financial statements

Introduction

This section of the Annual Report contains the audited consolidated financial statements including the notes thereon that have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code. The Consolidated financial statements in this section have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2011 have been endorsed by the EU, except that the EU did not adopt some paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply fully with IFRS as issued by the IASB.

Together with the section Company financial statements, this section contains the statutory financial statements of the Company.

The following sections and chapters of this Annual Report:

•	chapter 1, Our company, of this report

•	chapter 2, Our strategic focus, of this report

•	chapter 3, Our strategy in action, of this report

•	chapter 4, Our planet, our partners, our people, of this report

•	chapter 5, Group performance, of this report

•	chapter 6, Sector performance, of this report

•	chapter 7, Risk management, of this report

•	section 10.2, Report of the Remuneration Committee, of this report

•	chapter 11, Corporate governance, of this report

•	Introduction, Forward-looking statements and other information, of this report form the Management report within the meaning of section 2:391 of the Dutch Civil Code (and related Decrees).

The sections Group performance and Sector performance provide an extensive analysis of the developments during the financial year 2011 and the results. The term EBIT has the same meaning as Income from operations (IFO), and is used to evaluate the performance of the business. These sections also provide information on the business outlook, investments, financing, personnel and research and development activities.

The Statement of income included in the section Company financial statements has been prepared in accordance with section 2:402 of the Dutch Civil Code, which allows a simplified Statement of income in the Company financial statements in the event that a comprehensive Statement of income is included in the consolidated Group financial statements.

For ‘Additional information’ within the meaning of section 2:392 of the Dutch Civil Code, please refer to section 12.12, Independent auditor’s report - Group, of this report on the Group financial statements, section 13.5, Independent auditor’s report - Company, of this report on the Company financial statements, section 5.5, Proposed distribution to shareholders, of this report, and note 35, Subsequent events.

Please refer to chapter 19, Forward-looking statements and other information, of this report for more information about forward- looking statements, third-party market share data, fair value information, and revisions and reclassifications.

The Board of Management of the Company hereby declares that, to the best of our knowledge, the Group financial statements and Company financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole and that the management report referred to above gives a true and fair view concerning the position as per the balance sheet date, the development and performance of the business during the financial year of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks that they face.

Board of Management

February 23, 2012

12.1 Management’s report on internal control

Management’s report on internal control over financial reporting pursuant to section 404 of the US Sarbanes-Oxley Act

The Board of Management of Koninklijke Philips Electronics N.V. (the Company) is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the US Securities Exchange Act). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

The Board of Management conducted an assessment of the Company’s internal control over financial reporting based on the “Internal Control- Integrated Framework” established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, the Board of Management concluded that, as of December 31, 2011, the Company’s internal control over Group financial reporting is considered effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, as included in this section Group financial statements, has been audited by KPMG Accountants N.V., an independent registered public accounting firm, as stated in their report which follows hereafter.

Board of Management

February 23, 2012

12.1.1 Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2011.

12.1.2 Changes in internal control over financial reporting

During the year ended December 31, 2011 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

138      Annual Report 2011

12 Group financial statements 12.2 - 12.3

12.2 Reports of the independent auditor

The report set out below is provided in compliance with auditing standards of the Public Company Accounting Oversight Board in the US and includes an opinion on the effectiveness of internal control over financial reporting as at December 31, 2011. Management’s report on internal control over financial reporting is set out in section 12.1, Management’s report on internal control, of this Annual Report. KPMG Accountants N.V. has also issued a report on the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board in the US, which is set out in 12.12, Independent auditors’report - Group, of this Annual Report. KPMG Accountants N.V. has also issued reports on the consolidated financial statements in accordance with Dutch law, including the Dutch standards on auditing, and on the Company Financial Statements of Koninklijke Philips Electronics N.V. These audit reports dated February 23, 2012, have been included in the Annual Report that will be filed with the Commercial Register.

12.3 Auditors’ report on internal control over financial reporting

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:

We have audited Koninklijke Philips Electronics N.V. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Koninklijke Philips Electronics N.V.’s Board of Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying section 12.1 Management’s report on internal control, of this Annual Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Koninklijke Philips Electronics N.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. Our report dated February 23, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG ACCOUNTANTS N.V.

Amsterdam, The Netherlands

February 23, 2012

Annual Report 2011      139

12 Group financial statements 12.4 - 12.4

12.4 Consolidated statements of income

in millions of euros unless otherwise stated

Consolidated statements of income of the Philips Group for the years ended December 31
	2009	2010	2011
Sales	20,092	22,287	22,579
Cost of sales	(12,519)	(13,191)	(13,932)

Gross margin	7,573	9,096	8,647

Selling expenses	(4,703)	(4,876)	(5,160)
General and administrative expenses	(721)	(713)	(841)
Research and development expenses	(1,542)	(1,493)	(1,610)
Impairment of goodwill	—	—	(1,355)
Other business income	95	93	125
Other business expenses	(42)	(27)	(75)

Income from operations	660	2,080	(269)

Financial income	225	214	112
Financial expenses	(387)	(335)	(352)

Income before taxes	498	1,959	(509)

Income tax expense	(99)	(499)	(283)

Income (loss) after taxes	399	1,460	(792)
Results relating to investments in associates:
- Company’s participation in income	23	14	18
- Other results	54	4	(2)

Income (loss) from continuing operations	476	1,478	(776)

Discontinued operations - net of income tax	(52)	(26)	(515)

Net income (loss)	424	1,452	(1,291)

Attribution of net income (loss)
Net income (loss) attributable to shareholders	410	1,446	(1,295)
Net income (loss) attributable to non-controlling interests	14	6	4

Earnings per common share attributable to shareholders
	2009	2010	2011
Basic earnings per common share in euros
Income (loss) from continuing operations attributable to shareholders	0.50	1.57	(0.82)
Net income (loss) attributable to shareholders	0.44	1.54	(1.36)

Diluted earnings per common share in euros
Income (loss) from continuing operations attributable to shareholders	0.50	1.55	(0.82)
Net income (loss) attributable to shareholders	0.44	1.52	(1.36)

The years 2009 and 2010 are restated to present the Television business as discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

140      Annual Report 2011

12 Group financial statements 12.5 - 12.5

12.5 Consolidated statements of comprehensive income

in millions of euros unless otherwise stated

Consolidated statements of comprehensive income of the Philips Group for the years ended December 31

	2009	2010	2011
Net income (loss)	424	1,452	(1,291)
Other comprehensive income:
Actuarial gains (losses) on pension plans:
Net current period change, before tax	(1,110)	(1,948)	(618)
Income tax on net current period change	177	602	171
Revaluation reserve:
Release revaluation reserve	(15)	(16)	(16)
Reclassification into retained earnings	15	16	16
Currency translation differences:
Net current period change, before tax	(64)	535	71
Income tax on net current period change		(5)	(2)
Reclassification adjustment for (loss)gain realized	—	(4)	3
Non-controlling interests	(1)	—	—
Available-for-sale financial assets:
Net current period change, before tax	272	180	(87)
Income tax on net current period change	—	—	19
Reclassification adjustment for (loss) gain realized	(127)	(161)	(26)
Cash flow hedges:
Net current period change, before tax	(19)	(44)	(31)
Income tax on net current period change	(15)	5	—
Reclassification adjustment for (loss) gain realized	72	24	27

Other comprehensive income (loss) for the period	(815)	(816)	(473)

Total comprehensive income (loss) for the period	(391)	636	(1,764)

Total comprehensive income (loss) attributable to:
Shareholders	(404)	630	(1,768)
Non-controlling interests	13	6	4

The years 2009 and 2010 are restated to present the Television business as discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements

Annual Report 2011      141

12 Group financial statements 12.6 - 12.6

12.6 Consolidated balance sheets

in millions of euros unless otherwise stated

Consolidated balance sheets of the Philips Group as of December 31

Assets
			2010			2011

Non-current assets
Property, plant and equipment:
- At cost	8,112	1)			7,828
- Less accumulated depreciation	(4,967	)1)			(4,814)
			3,145			3,014
Goodwill			8,035			7,016
Intangible assets excluding goodwill:
- At cost	7,197				7,663
- Less accumulated amortization	(2,999)				(3,667)
			4,198			3,996
Non-current receivables			88			127
Investments in associates			181			203
Other non-current financial assets			479			346
Deferred tax assets			1,351			1,713
Other non-current assets			75			71

Total non-current assets			17,552			16,486
Current assets
Inventories - net			3,865			3,625
Current financial assets			5			—
Other current assets			348			351
Derivative financial assets			112			229
Income tax receivable			79			162
Receivables:
- Accounts receivable - net	4,104				4,171
- Accounts receivable from related parties	20				19
- Other current receivables	231				225
			4,355			4,415
Assets classified as held for sale			120	1)		551
Cash and cash equivalents			5,833			3,147

Total current assets			14,717			12,480
			32,269			28,966

1)	Revised to reflect a property, plant and equipment reclassification to assets classified as held for sale

142      Annual Report 2011

12 Group financial statements 12.6 - 12.6

Equity and liabilities
		2010		2011
Equity

Shareholders’ equity:
Preference shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2010: 2,000,000,000 shares), issued none
Common shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2010: 2,000,000,000 shares)
- Issued and fully paid: 1,008,975,445 shares (2010: 986,078,784 shares)	197
			202
Capital in excess of par value	354		813
Retained earnings	15,416		12,917
Revaluation reserve	86		70
Other reserves	69		43
Treasury shares, at cost 82,880,543 shares (2010: 39,572,400 shares)	(1,076)		(1,690)
		15,046		12,355

Non-controlling interests		46		34

Group equity		15,092		12,389
Non-current liabilities
Long-term debt		2,818		3,278
Long-term provisions		1,716		1,880
Deferred tax liabilities		171		77
Other non-current liabilities		1,714		1,999

Total non-current liabilities		6,419		7,234

Current liabilities
Short-term debt		1,840		582
Derivative financial liabilities		564		744
Income tax payable		291		191
Accounts and notes payable:
- Trade creditors	3,686		3,340
- Accounts payable to related parties	5		6
		3,691		3,346
Accrued liabilities		2,995		3,026
Short-term provisions		623		759
Liabilities directly associated with assets held for sale		—		61
Other current liabilities		754		634

Total current liabilities		10,758		9,343
Contractual obligations and contingent liabilities

		32,269		28,966

The accompanying notes are an integral part of these consolidated financial statements

Annual Report 2011      143

12 Group financial statements 12.7 - 12.7

12.7 Consolidated statements of cash flows

in millions of euros

Consolidated statements of cash flows of the Philips Group for the years ended December 31
	2009	2010	2011
Cash flows from operating activities
Net (loss) income	424	1,452	(1,291)
Loss from discontinued operations	52	26	515
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,395	1,356	1,456
Impairment of goodwill, other non-current financial assets and investments in associates	2	5	1,387
Net gain on sale of assets	(139)	(204)	(88)
Income from investments in associates	(23)	(18)	(14)
Dividends received from investments in associates	35	19	44
Dividends paid to non-controlling interests	(4)	(4)	(4)
Decrease (increase) in receivables and other current assets	337	(241)	(339)
(Increase) decrease in inventories	516	(498)	(81)
(Decrease) increase in accounts payable and accrued and other current liabilities	(203)	755	(259)
Increase in non-current receivables, other assets and other liabilities	(365)	(297)	(596)
Decrease (increase) in provisions	(667)	(211)	6
Other items	31	(19)	100

Net cash provided by operating activities	1,391	2,121	836

Cash flows from investing activities
Purchase of intangible assets	(96)	(80)	(116)
Expenditures on development assets	(162)	(193)	(231)
Capital expenditures on property, plant and equipment	(495)	(621)	(725)
Proceeds from disposals of property, plant and equipment	125	129	128
Cash from (used for) derivatives and securities	(38)	(25)	26
Purchase of other non-current financial assets	(6)	(16)	(43)
Proceeds from other non-current financial assets	718	268	87
Purchase of businesses, net of cash acquired	(295)	(225)	(509)
Proceeds from sale of interests in businesses, net of cash disposed of	84	117	19

Net cash used for investing activities	(165)	(646)	(1,364)

Cash flows from financing activities
Proceeds from (payments on) issuance of short-term debt	(201)	143	(217)
Principal payments on short-term portion of long-term debt	(50)	(78)	(1,097)
Proceeds from issuance of long-term debt	312	71	457
Treasury shares transaction	29	65	(671)
Dividends paid	(634)	(296)	(259)

Net cash used for financing activities	(544)	(95)	(1,787)

Net cash (used for) provided by continuing operations	682	1,380	(2,315)

144      Annual Report 2011

12 Group financial statements 12.7 - 12.7

	2009	2010	2011
Cash flows from discontinued operations
Net cash used for operating activities	153	34	(270)
Net cash provided by investing activities	(54)	(56)	(94)

Net cash used for discontinued operations	99	(22)	(364)

Net cash (used for) provided by continuing and discontinued operations	781	1,358	(2,679)

Effect of changes in exchange rates on cash and cash equivalents	(15)	89	(7)
Cash and cash equivalents at the beginning of the year	3,620	4,386	5,833

Cash and cash equivalents at the end of the year	4,386	5,833	3,147

Supplemental disclosures to the Consolidated statements of cash flows
	2009	2010	2011
Net cash paid during the year for:
Pensions	(422)	(474)	(639)
Interest	(244)	(226)	(231)
Income taxes	(197)	(206)	(582)
Net gain on sale of assets:
Cash proceeds from the sale of assets	927	514	234
Book value of these assets	(788)	(675)	(164)
Deferred results on sale and leaseback transactions	—	4	—
Non-cash proceeds	—	361	18

	139	204	88
Non-cash investing and financing information
Assets in lieu of cash from the sale of businesses:
Shares/share options/convertible bonds	—	3	18
Conversion of convertible personnel debentures	3	6	—
Treasury shares transaction:
Shares acquired	—	—	(751)
Exercise of stock options	29	65	80

The years 2009 and 2010 are restated to present the Television business as discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Annual Report 2011      145

12 Group financial statements 12.8 - 12.8

12.8 Consolidated statements of changes in equity

in millions of euros unless otherwise stated

Consolidated statements of changes in equity of the Philips Group

	outstanding number of shares in thousands	common share	capital in excess of par value	retained earnings	revaluation reserve	other re- serves	treasury shares at cost	sharehold- ers’ equity	non-con- trolling in- terests	group equity
Balance as of Jan. 1, 2009	922,982	194	—	17,101	117	(580)	(1,288)	15,544	49	15,593
Total comprehensive income (loss)				(508)	(15)	119		(404)	13	(391)
Dividend distributed				(647)				(647)		(647)
Non-controlling interests movement								—	(13)	(13)
Purchase of treasury shares	(2)							—		—
Re-issuance of treasury shares	4,477		(70)	1			101	32		32
Share-based compensation plans			65					65		65
Income tax share-based compensation plans			5					5		5

	4,475	—	—	(1,154)	(15)	119	101	(949)	—	(949)

Balance as of Dec. 31, 2009	927,457	194	—	15,947	102	(461)	(1,187)	14,595	49	14,644
Total comprehensive income (loss)				116	(16)	530		630	6	636
Dividend distributed	13,667	3	343	(650)				(304)		(304)
Non-controlling interests movement				(6)				(6)	(9)	(15)
Purchase of treasury shares	(15)							—		—
Re-issuance of treasury shares	5,397		(49)	9			111	71		71
Share-based compensation plans			55					55		55
Income tax share-based compensation plans			5					5		5

	19,049	3	354	(531)	(16)	530	111	451	(3)	448

Balance as of Dec. 31, 2010	946,506	197	354	15,416	86	69	(1,076)	15,046	46	15,092
Total comprehensive income (loss)				(1,726)	(16)	(26)		(1,768)	4	(1,764)
Dividend distributed	22,897	5	443	(711)				(263)		(263)
Non-controlling interests movement				(5)				(5)	(16)	(21)
Purchase of treasury shares	(47,508)			(51)			(700)	(751)		(751)
Re-issuance of treasury shares	4,200		(34)	(6)			86	46		46
Share-based compensation plans			56					56		56
Income tax share-based compensation plans			(6)					(6)		(6)

	(20,411)	5	459	(2,499)	(16)	(26)	(614)	(2,691)	(12)	(2,703)

Balance as of Dec. 31, 2011	926,095	202	813	12,917	70	43	(1,690)	12,355	34	12,389

The accompanying notes are an integral part of these consolidated financial statements

146      Annual Report 2011

12 Group financial statements 12.9 - 12.9

12.9 Information by sector and main country

in millions of euros

Information by sector and main country

Sectors

	sales	sales including intercompany	research and development expenses	income from operations	income from operations as a % of sales	cash flow before financing activities
2011
Healthcare	8,852	8,866	(740)	93	1.1	770
Consumer Lifestyle	5,823	5,834	(313)	392	6.7	(38)
Lighting	7,638	7,652	(409)	(362)	(4.7)	254
Group Management & Services	266	517	(148)	(392)	—	(1,514)
Inter-sector eliminations		(290)

	22,579	22,579	(1,610)	(269)	(1.2)	(528)
2010
Healthcare	8,601	8,611	(698)	922	10.7	1,139
Consumer Lifestyle	5,775	5,788	(282)	679	11.8	493
Lighting	7,552	7,563	(355)	695	9.2	590
Group Management & Services	359	530	(158)	(216)	—	(747)
Inter-sector eliminations		(205)

	22,287	22,287	(1,493)	2,080	9.3	1,475

2009
Healthcare	7,839	7,850	(679)	593	7.6	889
Consumer Lifestyle	5,370	5,386	(300)	436	8.1	574
Lighting	6,546	6,554	(351)	(16)	(0.2)	624
Group Management & Services	337	455	(212)	(353)	—	(861)
Inter-sector eliminations		(153)

	20,092	20,092	(1,542)	660	3.3	1,226

The years 2009 and 2010 are restated to present the Television business as discontinued operations

Our sectors are organized based on the nature of the products and services. The four sectors comprise Healthcare, Consumer Lifestyle, Lighting and Group Management & Services as shown in the table above. A short description of these sectors is as follows:

Healthcare: Consists of the following businesses - Imaging Systems, Home Healthcare Solutions, Patient Care & Clinical Informatics, and Customer Services.

Consumer Lifestyle: Consists of the following businesses - Lifestyle Entertainment, Personal Care, Domestic Appliances, and Health & Wellness.

Lighting: Consists of the following businesses - Lamps, Professional Luminaires, Consumer Luminaires, Lighting Systems & Controls, Automotive Lighting, and Lumileds.

Group Management & Services: Consists of the corporate center, as well as the overhead expenses of regional and country organizations. Also included are the costs of Philips’ pension and other postretirement benefit costs not directly allocated to the other sectors.

Transactions between the sectors mainly relate to services provided by the sector Group Management & Services to the other sectors. The pricing of such transactions is determined on an arm’s length principle.

Annual Report 2011      147

12 Group financial statements 12.9 - 12.9

Sectors

	total assets	net operating capital	total liabilities excl. debt	current accounts receivable, net	tangible and intangible assets	depreciation and amortization1,2)	capital expenditures1)
2011
Healthcare	11,591	8,418	3,087	1,882	7,479	(540)	224
Consumer Lifestyle	3,616	887	2,726	1,111	1,755	(224)	148
Lighting	6,771	5,020	1,729	1,119	4,320	(570)	279
Group Management & Services	6,437	(3,898)	5,114	59	472	(122)	74

	28,415	10,427	12,656	4,171	14,026	(1,456)	725
Assets classified as held for sale	551		61

	28,966		12,717
2010
Healthcare	11,962	8,908	2,978	1,848	8,194	(563)	179
Consumer Lifestyle	3,858	911	2,946	1,085	1,525	(195)	115
of which Television	893	(299)	1,188	377	70
Lighting	7,379	5,561	1,800	1,072	5,014	(458)	273
Group Management & Services	8,950	(3,429)	4,795	99	645	(140)	54

	32,149	11,951	12,519	4,104	15,378	(1,356)	621
Assets classified as held for sale3)	120

	32,269
2009
Healthcare	10,969	8,434	2,464	1,572	7,766	(584)	164
Consumer Lifestyle	3,286	625	2,660	1,099	1,383	(173)	107
of which Television	599	(386)	984	334	61
Lighting	6,748	5,104	1,633	909	4,860	(503)	165
Group Management & Services	9,524	(1,514)	4,859	89	766	(135)	59

	30,527	12,649	11,616	3,669	14,775	(1,395)	495

1)	The years 2009 and 2010 are restated to present the Television business as discontinued operations
2)	Includes impairments of tangible and intangible assets excluding goodwill
3)	Revised ro reflect a property, plant and equipment reclassification to assets classified as held for sale

Goodwill assigned to sectors

	carrying value at January 1	acquisitions	divestments	impairment	transfer to assets classified as held for sale	translation differences and other changes	carrying value at December 31
2011
Healthcare	5,381	64	(3)	(824)	(2)	87	4,703
Consumer Lifestyle	532	131	(5)	—	(3)	19	674
Lighting	2,122	30	—	(531)	—	18	1,639
Group Management & Services	—	—	—	—	—	—	—

	8,035	225	(8)	(1,355)	(5)	124	7,016
2010
Healthcare	4,923	21	—	—	—	437	5,381
Consumer Lifestyle	463	49	—	—	—	20	532
Lighting	1,976	14	—	—	—	132	2,122
Group Management & Services	—	—	—	—	—	—	—

	7,362	84	—	—	—	589	8,035

148      Annual Report 2011

12 Group financial statements 12.9 - 12.9

Main countries

	000000000000000000	000000000000000000
	sales1,2)	tangible and intangible assets
2011
Netherlands	691	908
United States	6,373	8,473
China	2,102	1,126
Germany	1,431	252
France	1,046	97
Japan	911	618
Brazil	694	119
Other countries	9,331	2,433

	22,579	14,026
Assets classified as held for sale		287

		14,313
2010
Netherlands	661	1,109	3)
United States	6,430	9,693
China	1,864	785
Germany	1,436	282
France	1,134	100
Japan	856	568
Brazil	654	148
Other countries	9,252	2,693

	22,287	15,378
Assets classified as held for sale3)		120

		15,498
2009
Netherlands	727	1,193
United States	6,106	9,198
China	1,442	684
Germany	1,416	288
France	1,151	111
Japan	678	489
Brazil	595	128
Other countries	7,977	2,684

	20,092	14,775

1)	The years 2009 and 2010 are restated to present the Television business as discontinued operations
2)	The sales are reported based on country of destination
3)	Revised to reflect a property, plant and equipment reclassification to assets classified as held for sale

Annual Report 2011      149

12 Group financial statements 12.10 - 12.10

12.10 Significant accounting policies

The Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2011 have been endorsed by the EU, except that the EU did not adopt some paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply fully with IFRS as issued by the IASB. These accounting policies have been applied by group entities.

Certain comparative amounts in the Statement of income have been reclassified to conform to the current year’s presentation. In addition, the comparative Statement of income and statements of cash-flows have been represented as if an operation discontinued during the current year had been discontinued from the start of the comparative years (See note 5, Discontinued operations and other assets classified as held for sale and section 12.4, Consolidated statements of income, of this report, section 12.7, Consolidated statements of cash flows, of this report and section 12.9, Information by sector and main country, of this report).

The Consolidated financial statements have been prepared under the historical cost convention, unless otherwise indicated.

The Consolidated financial statements are presented in euros, which is the Company’s presentation currency.

On February 23, 2012, the Board of Management authorized the Consolidated financial statements for issue. The Consolidated financial statements as presented in this report are subject to the adoption by the Annual General Meeting of Shareholders.

Use of estimates

The preparation of the Consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the Consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We evaluate these estimates and judgments on an ongoing basis and base our estimates on experience, current and expected future conditions, third-party evaluations and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates.

Estimates significantly impact goodwill and other intangibles acquired, tax on activities disposed, impairments, financial instruments, the accounting for an arrangement containing a lease, revenue recognition (multiple element arrangements), assets and liabilities from employee benefit plans, other provisions and tax and other contingencies, classification of assets and liabilities held for sale and the presentation of items of profit and loss and cash-flows as continued or discontinued. The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-life intangible assets are performed annually and whenever a triggering event has occurred to determine whether the carrying value exceeds the recoverable amount. These analyses generally are based on estimates of future cash flows.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select from a variety of common valuation methods including the discounted cash flow method and option valuation models and to make assumptions that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected investment returns on plan assets, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

Basis of consolidation

The Consolidated financial statements include the accounts of Koninklijke Philips Electronics N.V. (‘the Company’) and all subsidiaries that fall under its power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. All intercompany balances and transactions have been eliminated in the Consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Business combinations

Business combinations are accounted for using the acquisition method. Under the acquisition method, the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree are recognized as at the acquisition date, which is the date on which control is transferred to the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that currently are exercisable.

For acquisitions on or after January 1, 2010, the Company measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interest in the acquiree;

•	plus if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree;

•	less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss (hereafter referred to as the Statement of income).

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the Statement of income.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Acquisitions between January 1, 2004 and January 1, 2010

For acquisitions between January 1, 2004 and January 1, 2010, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the recognized amount (generally fair value) of the identifiable assets, liabilities and contingent liabilities of the acquiree. Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurred in connection with business combinations were capitalized as part of the cost of the acquisition.

Acquisitions of Non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognized as a result. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

For changes to non-controlling interest without the loss of control, the difference between such change and any consideration paid or received is recognized directly in equity.

Loss of control

Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Company retains any interest in the previous subsidiary, then such

154      Annual Report 2011

12 Group financial statements 12.10 - 12.10

interest is measured at fair value at the date the control is lost. Subsequently it is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

Investments in associates (equity-accounted investees)

Associates are all entities over which the Company has significant influence, but not control. Significant influence is presumed with a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Company’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Company’s share of the net income of these companies is included in Results relating to investments in associates in the Statement of income, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of losses exceeds its interest in an associate, the carrying amount of that interest (including any long-term loans) is reduced to zero and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of an associate. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Remeasurement differences of equity stake resulting from gaining control over the investee previously recorded as associate are recorded under Results relating to investments in associates.

Investments in associates include loans from the Company to these investees, which in substance form part of the investment.

Accounting for capital transactions of a consolidated subsidiary or an associate

The Company recognizes dilution gains or losses arising from the sale or issuance of stock by a consolidated subsidiary or an associate in the Statement of income, unless the Company or the subsidiary either has reacquired or plans to reacquire such shares. In such instances, the result of the transaction will be recorded directly in equity.

Dilution gains and losses arising in investments in associates are recognized in the Consolidated statements of income under “Results relating to investments in associates”.

Foreign currencies

Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of income, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for available-for-sale equity investments (except on impairment in which case foreign currency differences that have been recognized in other comprehensive income are reclassified to profit and loss), which are recognized in other comprehensive income.

All exchange difference items are presented in the same line item as they relate in the Statement of income. However, the results ensuing from fluctuations in foreign currency exchange rates with respect to accounts receivables and accounts payables are credited or debited to financial income and expense.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency of at the exchange rate at the date the fair value was determined. Non-monetary items in a foreign currency that are measured based on historical cost are translated using the exchange rate at the date of transaction.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to euro at exchange rates at the reporting date. The income and expenses of foreign operations, are translated to euro at exchange rates at the dates of the transactions.

Foreign currency differences arising on translation of foreign operations into the group’s presentation currency are recognized in other comprehensive income, and presented in the foreign currency translation reserve (translation reserve) in equity. However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to the foreign operation is released to the Statement of income as part of the gain or loss on disposal. When the Company disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non- controlling interests. When the Company disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is released to the Statement of income.

Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value when the Company becomes a party to the contractual provisions of the instrument.

Regular way purchases and sales of financial instruments are accounted for at trade date. Dividend and interest income are recognized when earned. Gains or losses, if any, are recorded in financial income and expenses.

Non-derivative financial instruments comprise cash and cash equivalents, receivables, other non-current financial assets and debt and other financial liabilities.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Receivables

Receivables are carried at the lower of amortized cost or the present value of estimated future cash flows, taking into account discounts given or agreed. The present value of estimated future cash flows is determined through the use of allowances for uncollectible amounts. As soon as individual trade accounts receivable can no longer be collected in the normal way and are expected to result in a loss, they are designated as doubtful trade accounts receivable and valued at the expected collectible amounts. They are written off when they are deemed to be uncollectible because of bankruptcy or other forms of receivership of the debtors. The allowance for the risk of non-collection of trade accounts receivable takes into account credit-risk concentration, collective debt risk based on average historical losses, and specific circumstances such as serious adverse economic conditions in a specific country or region.

In the event of sale of receivables and factoring, the Company derecognizes receivables when the Company has given up control or continuing involvement, which is deemed to have occurred when:

•

The Company has transferred its rights to receive cash flows from the receivables or has assumed an obligation to pay the received cash flows in full without any material delay to a third party under a ‘pass-through’ arrangement; and

•

either (a) the Company has transferred substantially all of the risks and rewards of the ownership of the receivables, or (b) the Company has neither transferred nor retained substantially all of the risks and rewards, but has transferred control of the assets.

However, in case the Company neither transfers nor retains substantially all the risks and rewards of ownership of the receivables nor transfers control of the receivables, the receivable is recognized to the extent of the Company’s continuing involvement in the assets. In

Annual Report 2011      151

12 Group financial statements 12.10 - 12.10

this case, the Company also recognizes an associated liability. The transferred receivable and associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Other non-current financial assets

Other non-current financial assets include held-to-maturity investments, loans and available-for-sale financial assets and financial assets at fair value through profit or loss.

Held-to-maturity investments are those debt securities which the Company has the ability and intent to hold until maturity. Held-to- maturity debt investments are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts using the effective interest method.

Loans receivable are stated at amortized cost, less the related allowance for impaired loans receivable.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the other categories of financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available for sale-debt instruments are recognized in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to the Statement of income.

Available-for-sale financial assets including investments in privately-held companies that are not associates, and do not have a quoted market price in an active market and whose fair value could not be reliably determined, are carried at cost.

A financial asset is classified as fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company-documented risk management or investment strategy. Attributable transaction costs are recognized in the Statement of income as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. Where the Company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

Debt and other liabilities

Debt and liabilities other than provisions are stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.

Derivative financial instruments, including hedge accounting

The Company uses derivative financial instruments principally to manage its foreign currency risks and, to a more limited extent, for managing interest rate and commodity price risks. All derivative financial instruments are classified as current assets or liabilities and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the Statement of income, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. For interest rate swaps designated as a fair value hedge of an interest bearing asset or liability that are unwound, the amount of the fair value adjustment to the asset or liability for the risk being hedged is released to the Statement of income over the remaining life of the asset or liability based on the recalculated effective yield.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, are recorded in equity, until the Statement of income is affected by the variability in cash flows of the designated hedged item. To the extent that the hedge is ineffective, changes in the fair value are recognized in the Statement of income.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. When hedge accounting is discontinued because it is expected that a forecasted transaction will not occur, the Company continues to carry the derivative on the Balance sheet at its fair value, and gains and losses that were accumulated in equity are recognized immediately in the Statement of income. If there is a delay and it is expected that the transaction will still occur, the amount in equity remains there until the forecasted transaction affects income. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the Balance sheet, and recognizes any changes in its fair value in the Statement of income.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity through other comprehensive income, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the Statement of income.

Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The useful lives and residual values are evaluated annually.

Assets manufactured by the Company include direct manufacturing costs, production overheads and interest charges incurred for qualifying assets during the construction period. Government grants are deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the useful life of the asset. Depreciation of special tooling is generally also based on the straight-line method. Gains and losses on the sale of property, plant and equipment are included in other business income. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless leading to an extension of the original lifetime or capacity.

Plant and equipment under finance leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The gain realized on sale and operating leaseback transactions that are concluded based upon market conditions is recognized at the time of the sale.

The Company capitalizes interest as part of the cost of assets that take a substantial period of time to become ready for use.

Goodwill

Measurement of goodwill at initial recognition is described under ‘Basis of consolidation’. Goodwill is subsequently measured at cost less accumulated impairment losses. In respect of investment in associates, the carrying amount of goodwill is included in the carrying amount of investment, and an impairment loss on such investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of investment in associates.

Intangible assets other than goodwill

Acquired finite-lived intangible assets are amortized using the straight-line method over their estimated useful life. The useful lives are evaluated annually. Patents and trademarks with a finite useful life acquired from third parties either separately or as part of the business

152      Annual Report 2011

12 Group financial statements 12.10 - 12.10

combination are capitalized at cost and amortized over their remaining useful lives. Intangible assets acquired as part of a business combination are capitalized at their acquisition-date fair value.

The Company expenses all research costs as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized as an intangible asset if the product or process is technically and commercially feasible and the Company has sufficient resources and the intention to complete development.

The development expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditures and expenditures on research activities are recognized in the Statement of income. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. Amortization of capitalized development expenditure is charged to the Statement of income on a straight-line basis over the estimated useful lives of the intangible assets.

Costs relating to the development and purchase of software for both internal use and software intended to be sold are capitalized and subsequently amortized over the estimated useful life.

Leased assets

Leases in which the Company is the lessee and has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The interest element of the finance cost is charged to the Statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The corresponding rental obligations, net of finance charges, are included in other short-term and other non-current liabilities. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the assets and the lease term.

Leases in which substantially all risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in the Statement of income on a straight-line basis over the term of the lease.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion and the normal capacity of production facilities. Costs of idle facility and abnormal waste are expensed. The cost of inventories is determined using the first-in, first-out (FIFO) method. Inventory is reduced for the estimated losses due to obsolescence. This reduction is determined for groups of products based on purchases in the recent past and/or expected future demand.

Provisions

Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighing of possible outcomes against their associated probabilities.

The Company accrues for losses associated with environmental obligations when such losses are probable and can be estimated reliably. Measurement of liabilities is based on current legal and constructive requirements. Liabilities and expected insurance recoveries, if any, are recorded separately. The carrying amount of liabilities is regularly reviewed and adjusted for new facts and changes in law.

The provision for restructuring relates to the estimated costs of initiated reorganizations, the most significant of which have been approved by the Board of Management, and which generally involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/ or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions. A liability is recognized for those costs only when the Company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. Provisions on onerous contracts represent the lesser of the unavoidable costs of either fulfilling or exiting the related contract, and in which the costs to fulfill the contract exceed the benefits expected to be received under such contract. In determining the cost of fulfilling the contract, the payments due in the period in which the contract cannot be cancelled are considered. If there is an option to cancel the contract and pay a penalty, then the present value of the amount to be paid on cancellation of the contract is also considered, and the contract is measured at the lowest net cost to exit. Generally, the unavoidable cost of meeting the obligations under the contract are only costs that are directly variable with the contract and therefore incremental to the performance of the contract, do not include allocated or shared costs that will be incurred regardless of whether the entity fulfills the contract or not, and cannot be avoided by future actions. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Impairment

Value in use is measured as the present value of future cash flows expected to be generated by the asset. If the carrying amount of an asset is deemed not recoverable, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the recoverable amount. The review for impairment is carried out at the level where discrete cash flows occur that are independent of other cash flows.

Impairment of goodwill

Goodwill is not amortized but tested for impairment annually and whenever impairment indicators require. In most cases the Company identified its cash generating units as one level below that of an operating segment. Cash flows at this level are substantially independent from other cash flows and this is the lowest level at which goodwill is monitored by the Board of Management. The Company performed and completed annual impairment tests in the same quarter of all years presented in the Consolidated Statements of income. A goodwill impairment loss is recognized in the Statement of income whenever and to the extent that the carrying amount of a cash-generating unit exceeds the unit’s recoverable amount, which is the greater of value in use and fair value less cost to sell. An impairment loss on an investment in associates is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment in associates.

Impairment of non-financial assets other than goodwill, inventories and deferred tax assets

Non-financial assets other than goodwill, inventories and deferred tax assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is recognized and measured by a comparison of the carrying amount of an asset with the greater of its value in use and its fair value less cost to sell.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if and to the extent there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Reversals of impairment are recognized in the Statement of income.

Impairment of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. In case of available-for-sale financial assets, a significant or prolonged decline in the fair value of the financial assets below its cost is considered an indicator that the

Annual Report 2011      153

12 Group financial statements 12.10 - 12.10

financial assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss-measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the Statement of income-is reclassified from the fair value reserve in equity to the Statement of income.

If objective evidence indicates that financial assets that are carried at cost need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their fair value. Any impairment loss is charged to the Statement of income.

An impairment loss related to financial assets is reversed if in a subsequent period, the fair value increases and the increase can be related objectively to an event occurring after the impairment loss was recognized. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized. Reversals of impairment are recognized in the Statement of income except for reversals of impairment of available-for-sale equity securities, which are recognized in other comprehensive income.

Employee benefit accounting

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined benefit contribution pension plans are recognized as an employee benefit expense in the Statement of income in the periods during which services are rendered by employees.

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The net pension asset or liability recognized in the Consolidated balance sheet in respect of defined-benefit postemployment plans is the fair value of plan assets less the present value of the projected defined-benefit obligation at the balance sheet date, together with adjustments for projected unrecognized past-service costs. The projected defined-benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. Recognized assets are limited to the present value of any reductions in future contributions or any future refunds.

To the extent that post-employment benefits vest immediately following the introduction of a change to a defined-benefit plan, the resulting past service costs are recognized immediately.

For the Company’s major plans, a full discount rate curve of high-quality corporate bonds (Bloomberg AA Composite) is used to determine the defined-benefit obligation, whereas for the other plans a single-point discount rate is used based on the plan’s maturity. Plans in countries without a deep corporate bond market use a discount rate based on the local sovereign curve and the plan’s maturity.

Pension costs in respect of defined-benefit postemployment plans primarily represent the increase of the actuarial present value of the obligation for postemployment benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. The Company recognizes all actuarial gains and losses in other comprehensive income.

The Company recognizes gains and losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains and losses and past service cost that had not previously been recognized.

In certain countries, the Company also provides post-retirement benefits other than pensions. The costs relating to such plans consist primarily of the present value of the benefits attributed on an equal basis to each year of service and interest cost on the accumulated postretirement benefit obligation, which is a discounted amount.

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. The Company recognizes a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation and the obligation can be measured reliably.

Share-based payment

The Company recognizes the estimated fair value, measured as of grant date of equity instruments granted to employees as personnel expense over the vesting period on a straight-line basis, taking into account expected forfeitures. The Company uses the Black-Scholes option-pricing model to determine the fair value of equity instruments.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense, with a corresponding increase in liabilities, over the vesting period. The liability is remeasured at each reporting date and at settlement date. Any changes in fair value of the liability are recognized as personnel expense in the Statement of income.

Revenue recognition

Revenue from the sale of goods in the course of the ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue for sale of goods is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of the goods can be estimated reliably, there is no continuing involvement with goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Transfer of risks and rewards varies depending on the individual terms of the contract of sale. For consumer-type products in the Sectors Lighting and Consumer Lifestyle, these criteria are met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, or, in cases where such acceptance is not contractually required, when management has established that all aforementioned conditions for revenue recognition have been met. Examples of the above-mentioned delivery conditions are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’, where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer and where title and risk in the goods pass to the customer.

Revenues of transactions that have separately identifiable components are recognized based on their relative fair values. These transactions mainly occur in the Healthcare sector and include arrangements that require subsequent installation and training activities in order to become operable for the customer. However, since payment for the equipment is contingent upon the completion of the installation process, revenue recognition is generally deferred until the installation has been completed and the product is ready to be used by the customer in the way contractually agreed.

Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges. For products for which a right of return exists during a defined period, revenue recognition is determined based on the historical pattern of actual returns, or in cases where such information is not available, revenue recognition is postponed until the return period has lapsed. Return policies are typically based on customary return arrangements in local markets.

For products for which a residual value guarantee has been granted or a buy-back arrangement has been concluded, revenue recognition takes place when significant risks and rewards of ownership are transferred to the customer. The following are the principal factors that the Company considers in determining that the Company has transferred significant risks and rewards:

•	The period from the sale to the repurchase represents the major (normally at least 75%) part of the economic life of the asset;

154      Annual Report 2011

12 Group financial statements 12.10 - 12.10

•

The proceeds received on the initial transfer and the amount of any residual value or repurchase price, measured on a present value basis, is equal to substantially all (normally at least 90%) of the fair value of the asset at the sale date;

•

Insurance risk is borne by the customer; however, if the customer bears the insurance risk but the Company bears the remaining risks, then risks and rewards have not been transferred to the customer; and

•	The repurchase price is equal to the market value at the time of the buy-back.

In case of loss under a sales agreement, the loss is recognized immediately.

Shipping and handling billed to customers is recognized as revenues. Expenses incurred for shipping and handling of internal movements of goods are recorded as cost of sales. Shipping and handling related to sales to third parties are recorded as selling expenses. Service revenue related to repair and maintenance activities for goods sold is recognized ratably over the service period or as services are rendered.

A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free- of-charge services that will be incurred by the Company with respect to the products. For certain products, the customer has the option to purchase an extension of the warranty, which is subsequently billed to the customer. Revenue recognition occurs on a straight-line basis over the contract period.

Revenue from services is recognized when the Company can reliably measure the amount of revenue and the associated cost related to the stage of completion of a contract or transaction, and the recovery of the consideration is considered probable.

Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis.

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to costs are deferred and recognized in the Statement of income over the period necessary to match them with the costs that they are intended to compensate.

Financial income and expenses

Financial income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, net gains on the disposal of available-for-sale financial assets, net fair value gains on financial assets at fair value through profit or loss, net gains on the remeasurement to fair value of any pre-existing available-for-sale interest in an acquiree, and net gains on hedging instruments that are recognized in the Statement of income. Interest income is recognized on accrual basis in the Statement of income, using the effective interest method. Dividend income is recognized in the Statement of income on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Financial expenses comprise interest expense on borrowings, unwinding of the discount on provisions and contingent consideration, losses on disposal of available-for-sale financial assets, net fair value losses on financial assets at fair value through profit or loss, impairment losses recognized on financial assets (other than trade receivables), and net losses on hedging instruments that are recognized in the Statement of income.

Borrowing costs that are not directly-attributable to the acquisition, construction or production of a qualifying asset are recognized in the Statement of income using the effective interest method.

Foreign currency gains and losses are reported on a net basis as either financial income or financial cost depending on whether foreign currency movements are in a net gain or net loss position.

Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the Statement of income except to the extent that it relates to items recognized directly within equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially-enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities are recognized, using the balance sheet method, for the expected tax consequences of temporary differences between the carrying amounts of assets and liabilities and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially-enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally-enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the countries where the deferred tax assets originated and during the periods when the deferred tax assets become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividend in the foreseeable future, and for undistributed earnings of unconsolidated companies to the extent that these withholding taxes are not expected to be refundable or deductible. Changes in tax rates are reflected in the period when the change has been enacted or substantially-enacted by the reporting date.

Discontinued operations and non-current assets held for sale

Non-current assets (disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale.

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations; and (b) is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (c) is a subsidiary acquired exclusively with a view to resale. Only those costs that are clearly identifiable as costs of the components that is being disposed of and that will not be recognized on an ongoing basis by the Company, are included under discontinued operations.

Non-current assets held for sale and discontinued operations are carried at the lower of carrying amount or fair value less costs to sell. Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the Consolidated statements of income, Consolidated statements of cash flow and related notes for all years presented. A discontinued operation is a component of the Company, which comprises operations and cash flows that can be distinguished clearly, both operationally and for financial reporting purposes, from the rest of the Company. A component that previously was held for use will have been one or more cash-generating units. Generally, the disposal of a business that previously was part of a single cash-generating unit does not qualify as a component of an entity and therefore shall not be classified as a discontinued operation if disposed of.

Comparatives in the balance sheet are not re-presented when a non- current asset or disposal group is classified as held for sale. Comparatives are restated for presentation of discontinued operations in the Statement of cash flow and Statement of income.

Upon classification of a disposal group as held for sale the Company may agree with the buyer to retain certain assets and liabilities (e.g. accounts receivable), in which case such items are not presented as part

Annual Report 2011      155

12 Group financial statements 12.10 - 12.10

of assets/liabilities held for sale, even though the associated item in the Statement of Income would be presented as part of discontinued operations. The presentation of cash flows relating to such items in that case mirrors the classification in the Statement of Income, i.e. as cash flows from discontinued operations.

Adjustments in the current period to amounts previously presented in discontinued operations that are directly related to the disposal of a discontinued operation in a prior period are classified separately in discontinued operations. Circumstances to which these adjustments may relate include resolution of uncertainties that arise from the terms of the disposal transaction, such as the resolution of a purchase price adjustments and indemnifications, resolution of uncertainties that arise from and are directly related to the operations of the component before its disposal, such as environmental and product warranty obligations retained by the Company, or the settlement of employee benefit plan obligations provided that the settlement is directly related to the disposal transaction.

Segments

Operating segments are components of the Company’s business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the Board of Management of the Company). The Board of Management decides how to allocate resources and assesses performance. Reportable segments comprise the operating sectors: Healthcare, Consumer Lifestyle, Lighting, and, until 2011, the Television business which was part of Consumer Lifestyle. Segment accounting policies are the same as the accounting policies as applied to the Group. Segment reporting comparatives are reclassified for profit or loss purposes, so it is no longer mentioned for the Television business.

Cash flow statements

Cash flow statements are prepared using the indirect method. Cash flows in foreign currencies have been translated into euros using the weighted average rates of exchange for the periods involved. Cash flows from derivative instruments that are accounted for as fair value hedges or cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from other derivative instruments are classified consistent with the nature of the instrument.

Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the Statement of income attributable to shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible personnel debentures, restricted shares and share options granted to employees.

Financial guarantees

The Company recognizes a liability at the fair value of the obligation at the inception of a financial guarantee contract. The guarantee is subsequently measured at the higher of the best estimate of the obligation or the amount initially recognized.

Accounting changes

In the absence of explicit transition requirements for new accounting pronouncements, the Company accounts for any change in accounting principle retrospectively.

Reclassifications

Certain items previously reported under specific financial statement captions have been reclassified to conform to the current year presentation.

IFRS accounting standards adopted as from 2011

The accounting policies set out above have been applied consistently to all periods presented in these Consolidated financial statements except as explained below which addresses changes in accounting policies.

The Company has adopted the following new and amended IFRSs as of January 1, 2011.

Improvements to IFRSs 2010

In May 2010, the IASB issued ‘Improvements to IFRSs 2010’, a collection of amendments to seven International Financial Reporting Standards, as part of its program of annual improvements to its standards, which was intended to make necessary, but non-urgent, amendments to standards that are not included as part of another major project. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2011. The improvements did not have a material impact on the Company’s Consolidated financial statements.

Revised IAS 24 ‘Related Parties Disclosures’

The revised standard simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. The Company applied IAS 24 (revised) retrospectively from January 1, 2011. The change in accounting policy impacted disclosures only.

Amendment to IAS 32 ‘Classification of Rights Issues’

The amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously, such rights issues were accounted for as derivative liabilities. The amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. This amendment was applied by the Company on January 1, 2011 and did not have a material impact on the Company’s Consolidated financial statements.

Amendment to IFRIC 14 ‘Prepayments of a Minimum Funding Requirement’

This amendment allows for the recognition of an asset for any surplus arising from the voluntary prepayment of minimum funding contributions for defined-benefit plans in respect of future service. The amendment to IFRIC 14 was adopted on January 1, 2011, was applied retrospectively and did not have a material impact on the Company’s Consolidated financial statements.

IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’

IFRIC 19 clarifies the accounting when the terms of debt are renegotiated with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (referred to as a ‘debt for equity swap’). The interpretation requires a gain or loss to be recognized in Statement of income when a liability is settled through the issuance of the entity’s own equity instruments. The reclassification of the carrying value of the existing financial liability into equity (with no gain or loss being recognized in Statement of income) is no longer permitted. IFRIC 19 was applied on January 1, 2011 and with retrospective effect. The application of this IFRIC did not have a material impact on the Company’s Consolidated financial statements.

IFRS accounting standards adopted as from 2012 and onwards

The following standards and amendments to existing standards have been published and are mandatory for the Company beginning on or after January 1, 2012 or later periods, and the Company has not yet early adopted them:

IAS 1 ‘Presentation of financial statements’ (2011 amendment)

The new amendment requires separation of items presented in OCI into two groups, based on whether or not they can be recycled into the Statement of income in the future. Items that will not be recycled in the future are presented separately from items that may be recycled in the future. The amendment will be adopted on January 1, 2013 and will be applied retrospectively. However, the amendment has not yet been endorsed by the EU. The application of this amendment impacts presentation and disclosures only.

IAS 19 ‘Employee benefits’

The revisions to IAS 19 are effective for annual periods beginning on or after January 1, 2013, but have not yet been endorsed by the EU. In general, the amendment no longer allows for deferral of actuarial gains and losses or cost of plan changes and it introduces significant changes to the recognition and measurement of defined benefit pension expenses and their presentation in the Statement of income. Additional disclosure requirements have been added for risks and plan objectives

156      Annual Report 2011

12 Group financial statements 12.10 - 12.10

and the distinction between short-term and other long-term benefits has been revised. The revisions further clarify the classification of various costs involved in benefit plans like expenses and taxes.

The amendment will have a material impact on income from operations and net income of the Company, resulting from the changes in measurement and reporting of expected returns on plan assets (and interest costs), which is currently reported under income from operations.

The revised standard requires interest income or expense to be calculated on the net balance recognized, with the rate used to discount the defined benefit obligations.

There is no impact on the cash flow statement and the balance sheet, since the Company already applies immediate recognition of actuarial gains and losses. The impact on net income leads to lower amount recognized in actuarial gains and losses in equity.

The impact was determined by applying the revised IAS 19R on current post employment benefit plans, excluding long term plans not requiring actuarial valuations and projecting it to 2013. The estimated negative impacts on Adjusted IFO and income before tax for 2013 would be:

Adjusted IFO	EUR (260) million
Financial income and expenses	EUR (90) million
Income before tax	EUR (350) million

IFRS 9 ‘Financial Instruments’

The standard introduces certain new requirements for classifying and measuring financial assets and liabilities. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from January 1, 2015, although entities are permitted to adopt earlier. This standard has not yet been endorsed by the EU. The new standard will primarily impact the accounting for the available-for-sale securities within Philips and will, accordingly, change the timing and placement (profit or loss versus other comprehensive income) of changes in the respective fair value. The actual impact in the year it is applied cannot be estimated on a reasonable basis.

IFRS 10 ‘Consolidated Financial Statements’

IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. IFRS 10 changes the definition of control so the same criteria are applied to all entities to determine control. The revised definition of control focuses on the need to have both power and variable returns before control is present. The new standard includes guidance on control with less than half of the voting rights (‘de-facto’ control), participating and protective voting rights and agent/ principal relationships. This new standard will be applicable from January 1, 2013, but has not yet been endorsed by the EU. The Company is currently evaluating the impact that this new standard will have on the Company’s Consolidated financial statements.

The Company is currently assessing the potential other new standards, amendments to standards and interpretations that are effective for annual periods on or after January 1, 2012 and which the Company has not early adopted. None of these are expected to have a material effect on the Company’s Consolidated financial statements.

Annual Report 2011      157

    12 Group financial statements 12.10 - 12.11

12.11 Notes

All amounts in millions of euros unless otherwise stated. Discontinued operations reflect the effect of classifying the Television business as discontinued operations in 2011, for which the previous years’ results and cash flows have been restated. Movement schedules of balance sheet items include items from continuing and discontinued operations and therefore cannot be reconciled to income from continuing operations and cash flow from continuing operations only.

Notes to the Consolidated financial statements of the Philips Group

Income from operations

For information related to Sales and Income from operations on a geographical and sector basis, see section 12.9, Information by sector and main country, of this report.

Sales and costs by nature

	2009	2010	2011
Sales	20,092	22,287	22,579

Costs of materials used	(7,290)	(7,600)	(8,098)
Employee benefit expenses	(5,580)	(5,777)	(6,053)
Depreciation and amortization	(1,395)	(1,356)	(1,456)
Shipping and handling	(420)	(422)	(398)
Advertising and promotion	(714)	(835)	(938)
Lease expense1)	(338)	(297)	(320)
Audit fees	(20)	(20)	(19)
Other operational costs	(3,728)	(3,966)	(4,261)
Impairment of goodwill	—	—	(1,355)
Other business income and expenses	53	66	50

Income from operations	660	2,080	(269)

1)	Lease expense contains both minimal lease costs and contingent expense such as maintenance, fuel and electricity

Sales composition

	2009	2010	2011
Goods	17,176	18,904	19,222
Services	2,527	2,867	2,926
Licenses and royalties	389	516	431

	20,092	22,287	22,579

Philips has no single external customer that represents 10% or more of revenues and therefore no further information is disclosed.

Costs of materials used

Cost of materials used represents the inventory recognized in cost of sales.

Employee benefit expenses

	2009	2010	2011
Salaries and wages	4,862	5,035	5,123
Pension costs	103	8	138
Other social security and similar charges:
- Required by law	614	571	612
- Voluntary	1	163	180

	5,580	5,777	6,053

The pension costs in 2010 were impacted by the recognition of EUR 119 million due to prior service cost gain in 2010.

See note 29, Pensions and other postretirement benefits for further information on pension costs.

For remuneration details of the members of the Board of Management and the Supervisory Board, see note 32, Information on remuneration.

Employees

The average number of employees by category is summarized as follows (in FTEs):

	20091)	20101)	2011
Production	58,674	56,005	57,804
Research & development	10,876	11,817	12,941
Other	34,343	32,354	33,033

Permanent employees	103,893	100,176	103,778
Temporary employees	9,430	13,040	16,207

Continuing operations	113,323	113,216	119,985
Discontinued operations	4,800	4,355	3,545

1)	Adjusted to reflect a change of employees reported in the Healthcare sector

Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangibles are as follows:

	2009	2010	2011
Depreciation of property, plant and equipment	702	644	634
Amortization of internal-use software	106	89	82
Amortization of other intangible assets	436	482	594
Amortization of development costs	151	141	146

	1,395	1,356	1,456

Depreciation of property, plant and equipment and amortization (including impairment) of software and other intangible assets are primarily included in cost of sales. Amortization (including impairment) of development cost is included in research and development expenses.

Shipping and handling

Shipping and handling costs are included in selling expenses.

Advertising and promotion

Advertising and promotion costs are included in selling expenses.

158      Annual Report 2011

12 Group financial statements 12.11 - 12.11

Audit fees

Fees KPMG

in millions of euros

	2009	2010	2011

Audit fees	16.3	16.4	15.6
- consolidated financial statements	11.1	10.6	10.1
- statutory financial statements	5.2	5.8	5.5
Audit-related fees1)	1.2	2.3	1.9
- acquisitions and divestments	0.2	1.0	0.1
- other	1	1.3	1.8
Tax fees2)	0.9	0.4	0.9
-tax compliance services	0.9	0.4	0.9
Other fees3)	1.3	1.3	1.0
- royalty investigation	0.6	0.3	0.4
- sustainability and other services	0.7	1.0	0.6

Total	19.7	20.4	19.4

1)	The percentage of services provided in 2011 is 9.8% of the total fees
2)	The percentage of services provided in 2011 is 4.6% of the total fees
3)	The percentage of services provided in 2011 is 5.2% of the total fees

This table ‘Fees KPMG’ forms an integral part of the Company Financial Statements, please refer to note J, Audit fees.

Impairment of goodwill

In 2011, goodwill has been impaired in the Healthcare sector for an amount of EUR 824 million and in the Lighting sector for an amount of EUR 531 million. For further information on impairment of goodwill, see note 9, Goodwill.

Other business income (expenses)

Other business income (expenses) consists of the following:

	2009	2010	2011
Result on disposal of businesses:
- income	13	9	28
- expense	(17)	(10)	(26)
Result on disposal of fixed assets:
- income	33	49	47
- expense	(13)	(9)	(11)
Result on other remaining businesses:
- income	49	35	50
- expense	(12)	(8)	(38)

	53	66	50
Total other business income	95	93	125
Total other business expense	(42)	(27)	(75)

In 2011, income from results of disposal of fixed assets was mainly due to sale of buildings in Italy, Singapore, Turkey, Chile and Brazil.

In 2011, income from results on other remaining businesses was due to non-core revenue.

In 2011, results on other remaining business expenses were mainly due to provision for legal exposure, related to the Cathode-Ray Tubes (CRT) case. For further information, see note 25, Contingent liabilities.

Financial income and expenses

	2009	2010	2011
Interest income	45	40	38
Interest income from loans and receivables	18	17	4
Interest income from cash and cash equivalents	27	23	34
Dividend income from available for sale financial assets	16	6	11
Net gains from disposal of financial assets	126	162	51
Net change in fair value of financial assets at fair value through profit or loss	20	—	6
Net foreign exchange gains	—	1	—
Other finance income	18	5	6

Finance income	225	214	112
Interest expense	(297)	(265)	(248)
Interest on debts and borrowings	(294)	(263)	(245)
Finance charges under finance lease contract	(3)	(2)	(3)
Unwind of discount of provisions	(15)	(20)	(33)
Net foreign exchange losses	(3)	—	(2)
Impairment loss of financial assets	(58)	(2)	(34)
Net change in fair value of financial assets at fair value through profit or loss	—	(21)	—
Other finance expenses	(14)	(27)	(35)

Finance expense	(387)	(335)	(352)

Financial income and expenses	(162)	(121)	(240)

Net financial income and expense showed a EUR 240 million expense in 2011, which was EUR 119 million higher than in 2010. Total finance income of EUR 112 million included EUR 51 million gain on the disposal of financial assets, of which EUR 44 million resulted from the sale of shares in TCL and EUR 6 million resulted from the sale of Digimarc. Remaining financial income included dividend income of EUR 11 million and a total net EUR 6 million gain from fair value changes, mainly the revaluation of the NXP option. Total finance expense of EUR 352 million included EUR 34 million impairment charges, mainly related to the shareholding in TPV Technology. Other financial expense consisted of EUR 33 million of accretion expenses mainly associated with discounted provisions and uncertain tax positions and EUR 35 million other financing charges.

Net financial income and expense showed a EUR 121 million expense in 2010, which was EUR 41 million lower than in 2009. Total finance income of EUR 214 million included EUR 162 million gain on the disposal of financial assets, of which EUR 154 million resulted from the sale of shares in NXP (please refer to Other non-current financial assets for more details) and EUR 4 million resulted from the sale of SHL Telemedicine Ltd. Interest income from loans and receivables included EUR 15 million related to interest received on the convertible bonds received from the shareholding in TPV Technology and CBaySystems Holdings (CBAY). Total finance expense of EUR 335 million included EUR 21 million of losses mainly in relation to fair value revaluations on the convertible bonds received from TPV Technology and CBAY prior to their redemption in September and October respectively.

Net financial income and expense showed a EUR 162 million expense in 2009. Financial income was EUR 225 million, including EUR 126 million income from the disposal of financial assets, mainly from a EUR 69 million gain from the sale of remaining shares in LG Display, and a EUR 48 million gain from the sale of remaining shares in Pace Micro Technology. During 2009, Philips had a net EUR 20 million fair value gain mainly related to the revaluation of the convertible bonds received from TPV Technology and CBAY. Philips also received EUR 16 million dividend income, of which EUR 12 million related to holdings in LG

Annual Report 2011      159

12 Group financial statements 12.11-12.11

Display. Total financial expense was EUR 387 million, including impairment charges amounting to EUR 58 million mainly from shareholdings in NXP, and EUR 15 million of accretion expenses mainly associated with discounted asbestos and environmental provisions.

Income taxes

The tax expense on income before tax amounted to EUR 283 million (2010: EUR 499 million, 2009: EUR 99 million).

The components of income before taxes and income tax expense are as follows:

	2009	2010	2011
Netherlands	206	952	244
Foreign	292	1,007	(753)

Income before taxes of continuing operations	498	1,959	(509)

Netherlands:
Current tax income (expense)	(17)	(103)	(40)
Deferred tax income (expense)	(72)	(144)	44

	(89)	(247)	4

Foreign:
Current tax income (expense)	(201)	(210)	(360)
Deferred tax income (expense)	189	(52)	149

	(12)	(262)	(211)

Income tax expense of continuing operations	(99)	(499)	(283)
Income tax expense of discontinued operations	(2)	(10)	76

Income tax expense	(101)	(509)	(207)
The components of income tax expense are as follows:

	2009	2010	2011

Current tax expense	(239)	(357)	(390)
Prior year results	21	44	(10)

Current tax income (expense)	(218)	(313)	(400)

	2009	2010	2011
Recognition of previously unrecognized tax losses	1	9	20
Current year tax loss carried forwards not realized	(60)	(55)	(89)
Temporary differences (not recognized) recognized	2	(5)	15
Prior year results	119	(16)	31
Tax rate changes	—	(4)	(1)
Origination and reversal of temporary differences	55	(125)	217

Deferred tax income (expense)	117	(196)	193

Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rates vary from 10.0% to 42.3%, which results in a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25.0% (2010: 25.5%; 2009: 25.5%).

A reconciliation of the weighted average statutory income tax rate to the effective income tax rate of continuing operations is as follows:

in %

	2009	2010	2011
Weighted average statutory income tax rate	18.1	26.6	55.4
Tax rate effect of:
Changes related to:
- utilization of previously reserved loss carryforwards	(0.2)	(0.5)	3.9
- new loss carryforwards not expected to be realized	9.3	2.1	(17.6)
- addition (releases)	(0.4)	0.3	2.9
Non-tax-deductible impairment charges	2.8	—	(98.3)
Non-taxable income	(23.3)	(7.5)	11.1
Non-tax-deductible expenses	23.6	3.9	(22.4)
Withholding and other taxes	4.2	1.2	(4.5)
Tax rate changes	(0.1)	0.2	(0.1)
Prior year tax results	(28.1)	(1.4)	4.5
Tax expenses due to other liabilities	7.5	(0.4)	(9.0)
Tax incentives and other	6.5	1.0	18.5

Effective tax rate	19.9	25.5	(55.6)

The weighted average statutory income tax rate increased in 2011 compared to 2010, as a consequence of a change in the country mix of income tax rates, as well as a significant change of the mix of profits and losses in the various countries, which resulted in a loss recorded for the period.

The effective income tax rate is negative because a tax charge was recorded despite a loss recorded for the period, mainly attributable to non-tax-deductible impairment charges.

160      Annual Report 2011

12 Group financial statements 12.11—12.11

Deferred tax assets and liabilities

Net deferred tax assets relate to the following balance sheet captions and tax loss carryforwards (including tax credit carryforwards), of which the movements during the years 2011 and 2010 respectively are as follows:

	December 31,	recognized in		acquisitions/		December 31,
	2010	income	recognized in equity	divestments	other1)	2011
Intangible assets	(1,217)	180	—	(3)	(34)	(1,074)
Property, plant and equipment	40	30	—	—	7	77
Inventories	242	(9)	—	—	(12)	221
Prepaid pension assets	(1)	(55)	58	—	—	2
Other receivables	38	6	—	—	—	44
Other assets	28	(26)	19	—	(2)	19
Provisions:
- pensions	569	(88)	119	—	17	617
- guarantees	11	7	—	—	—	18
- termination benefits	68	(26)	—	—	—	42
- other postretirement benefits	79	(4)	(6)	—	2	71
- other provisions	545	62	(6)	1	34	636
Other liabilities	82	145	(1)	(4)	9	231
Tax loss carryforwards
(including tax credit carryforwards)	696	(29)	—	1	64	732

Net deferred tax assets	1,180	193	183	(5)	85	1,636

[1]	Primarily includes foreign currency translation differences which were recognized in equity

	December 31,	recognized in		acquisitions/		December 31,
	2009	income	recognized in equity	divestments	other1)	2010
Intangible assets	(1,218)	97	—	(3)	(93)	(1,217)
Property, plant and equipment	15	34	—	—	(9)	40
Inventories	193	44	—	—	5	242
Prepaid pension costs	(387)	(75)	462	—	(1)	(1)
Other receivables	36	4	—	—	(2)	38
Other assets	118	(94)	—	—	4	28
Provisions:
- pensions	450	(58)	150	—	27	569
- guarantees	11		—	—	—	11
- termination benefits	100	(34)	—	—	2	68
- other postretirement benefits	91	(7)	(10)	—	5	79
- other provisions	567	(71)	5	(1)	45	545
Other liabilities	(29)	107	—	—	4	82
Tax loss carryforwards (including tax credit carryforwards)	766	(143)	(1)	1	73	696

Net deferred tax assets	713	(196)	606	(3)	60	1,180

[1]	Primarily includes foreign currency translation differences which were recognized in equity

Annual Report 2011      161

12 Group financial statements 12.11 - 12.11

Deferred tax assets and liabilities relate to the balance sheet captions, as follows:

	assets	liabilities	net
2011
Intangible assets	55	(1,129)	(1,074)
Property, plant and equipment	147	(70)	77
Inventories	231	(10)	221
Prepaid pension costs	6	(4)	2
Other receivables	56	(12)	44
Other assets	50	(31)	19
Provisions:
- pensions	619	(2)	617
- guarantees	18	—	18
- termination benefits	59	(17)	42
- other postretirement	70	1	71
- other	654	(18)	636
Other liabilities	267	(36)	231
Tax loss carryforwards (including tax credit carryforwards)	732	—	732

	2,964	(1,328)	1,636
Set-off of deferred tax positions	(1,251)	1,251	—

Net deferred tax assets	1,713	(77)	1,636

	assets	liabilities	net
2010
Intangible assets	104	(1,321)	(1,217)
Property, plant and equipment	106	(66)	40
Inventories	267	(25)	242
Prepaid pension costs	2	(3)	(1)
Other receivables	53	(15)	38
Other assets	50	(22)	28
Provisions:
- pensions	571	(2)	569
- guarantees	11	—	11
- termination benefits	70	(2)	68
- other postretirement	78	1	79
- other	579	(34)	545
Other liabilities	110	(28)	82
Tax loss carryforwards (including tax credit carryforwards)	696	—	696

	2,697	(1,517)	1,180
Set-off of deferred tax positions	(1,346)	1,346	—

Net deferred tax assets	1,351	(171)	1,180

Deferred tax assets are recognized for temporary differences, unused tax losses, and unused tax credits to the extent that realization of the related tax benefits is probable. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the countries where the deferred tax assets originated and during the periods when the deferred tax assets become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The net deferred tax assets of EUR 1,636 million (2010: EUR 1,180 million) consist of deferred tax assets of EUR 1,713 million (2010: EUR 1,351 million) in countries with a net deferred tax asset position and deferred tax liabilities of EUR 77 million (2010: EUR 171 million) in countries with a net deferred tax liability position. Of the total deferred tax assets of EUR 1,713 million at December 31, 2011, (2010: EUR 1,351 million), EUR 487 million (2010: EUR 812 million) is recognized in respect of fiscal entities in various countries where there have been fiscal losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize these deferred tax assets.

At December 31, 2011 and 2010, there were no recognized deferred tax liabilities for taxes that would be payable on the unremitted earnings of certain foreign subsidiaries of Philips Holding USA (PHUSA) since it has been determined that undistributed profits of such subsidiaries will not be distributed in the foreseeable future. The temporary differences associated with the investments in subsidiaries of PHUSA, for which a deferred tax liability has not been recognized, aggregate to EUR 36 million (2010: EUR 34 million).

At December 31, 2011, operating loss carryforwards expire as follows:

						2017/		unlimi-
Total	2012	2013	2014	2015	2016	2021	later	ted
4,600	11	8	21	26	31	21	930	3,552

The Company also has tax credit carryforwards of EUR 120 million, which are available to offset future tax, if any, and which expire as follows:

						2017/		unlimi-
Total	2012	2013	2014	2015	2016	2021	later	ted
120	1	1	3	—	8	75	30	2

At December 31, 2011 , operating loss and tax credit carryforwards for which no deferred tax assets have been recognized in the balance sheet, expire as follows:

						2017/		unlimi-
Total	2012	2013	2014	2015	2016	2021	later	ted
1,847	3	—	5	2	5	25	11	1,796

At December 31, 2011, the amount of deductible temporary differences for which no deferred tax asset has been recognized in the balance sheet is EUR 164 million (2010: EUR 193 million).

Classification of the income tax payable and receivable is as follows:

	2010	2011
Income tax receivable	79	162
Income tax receivable - under non-current receivables	2	1
Income tax payable	(291)	(191)
Income tax payable - under non-current liabilities	(1)	(1)

Fiscal risks

Philips is exposed to fiscal uncertainties. These uncertainties include the following:

Transfer pricing uncertainties

Philips has issued transfer pricing directives, which are in accordance with international guidelines such as those of the Organization of Economic Co-operation and Development. As transfer pricing has a cross-border effect, the focus of local tax authorities on implemented transfer pricing procedures in a country may have an impact on results in another country. In order to mitigate the transfer pricing uncertainties, audits are executed by Corporate Fiscal and Internal Audit on a regular basis to safeguard the correct implementation of the transfer pricing directives.

Tax uncertainties on general service agreements and specific allocation contracts

Due to the centralization of certain activities in a limited number of countries (such as research and development, centralized IT, corporate functions and head office), costs are also centralized. As a consequence, for tax reasons these costs and/or revenues must be allocated to the

162      Annual Report 2011

12 Group financial statements 12.11 - 12.11

beneficiaries, i.e. the various Philips entities. For that purpose, apart from specific allocation contracts for costs and revenues, general service agreements (GSAs) are signed with a large number of entities. Tax authorities review the implementation of GSAs, apply benefit tests for particular countries or audit the use of tax credits attached to GSAs and royalty payments, and may reject the implemented procedures. Furthermore, buy in/out situations in the case of (de)mergers could affect the tax allocation of GSAs between countries. The same applies to the specific allocation contracts.

Tax uncertainties due to disentanglements and acquisitions

When a subsidiary of Philips is disentangled, or a new company is acquired, related tax uncertainties arise. Philips creates merger and acquisition (M&A) teams for these disentanglements or acquisitions. In addition to representatives from the involved sector, these teams consist of specialists from various corporate functions and are formed, amongst other things, to identify hidden tax uncertainties that could subsequently surface when companies are acquired and to reduce tax claims related to disentangled entities. These tax uncertainties are investigated and assessed to mitigate tax uncertainties in the future as much as possible. Several tax uncertainties may surface from M&A activities. Examples of uncertainties are: applicability of the participation exemption, allocation issues, and non-deductibility of parts of the purchase price.

Tax uncertainties due to permanent establishments

In countries where e.g. Philips starts new operations or alters business models, the issue of permanent establishment may arise. This is because when operations in a country are led from another country, there is a risk that tax claims will arise in the former country as well as in the latter country.

Investments in associates

Results relating to investments in associates

	2009	2010	2011
Company’s participation in income	23	14	18
Results on sales of shares	—	5	—
Gains from dilution effects	—	—	1
Investment impairment / other charges	54	(1)	(3)

	77	18	16

Company’s participation in income relates mainly to shares in Intertrust Technologies (EUR 14 million in 2011, EUR 10 million in 2010 and EUR 14 million in 2009).

In 2009, the gain of EUR 54 million includes a reversal of an impairment charge related to TPV Technology Ltd. of EUR 55 million, which was recognized as an impairment charge in 2008 due to the weak stock price performance of TPV during that year. In 2010, Philips sold 9.4% of the shares in TPV. Philips retained 3.0% of the TPV shares. The transaction resulted in a gain of EUR 5 million, which was recognized under Results on sales of shares.

Investments in associates

The changes during 2011 are as follows:

Investments in associates

	loans	investments	total
Balance as of January 1, 2011	3	178	181
Changes:
Acquisitions/Additions	—	38	38
Sales/Redemption	(1)	—	(1)
Reclassifications	—	3	3
Share in income	—	19	19
Impairments	—	2	2
Dividends received	—	(44)	(44)
Translation and exchange rate differences	—	5	5

Balance as of December 31, 2011	2	201	203

Summarized information of investments in associates

Unaudited summarized financial information on the Company’s most significant investments in associates, on a combined basis, is presented below. It is based on the most recent available financial information.

The decline of values is mainly related to the sale of TPV shares in March 2010.

	2009	2010	2011
Net sales	4,165	353	408
Income before taxes	142	47	86
Income taxes	(30)	(16)	(27)
Other income (loss)	(6)	—	—

Net income	106	31	59

Total share in net income of associates recognized in the Consolidated statements of income	23	14	18

	2010	2011
Current assets	760	669
Non-current assets	282	227

	1,042	896
Current liabilities	(631)	(475)
Non-current liabilities	(99)	(58)

Net asset value	312	363

Investments in associates included in the Consolidated balance sheet	178	201

Discontinued operations and other assets classified as held for sale

Discontinued operations: Television business

In conjunction with the announcement made on April 18th of the Television long-term strategic partnership with TPV Technology Limited the Television business is presented as a discontinued operation. Therefore in accordance with IFRS 5, the results directly related to the Television business and to be discontinued from a Philips perspective, are reported under discontinued operations in the Consolidated statements of income and cash flow reported in the

Annual Report 2011      163

12 Group financial statements 12.11 - 12.11

Consolidated statements of cash flows. Assets classified as held for sale and liabilities directly associated with assets held for sale are reported on the face of the balance sheet as of the moment of announcement.

The closing of the deal is expected at the end of the first quarter of 2012.

The following table summarizes the results of the Television business included in the Consolidated statements of income as discontinued operations.

	2009	2010	2011
Sales	3,097	3,132	2,702
Costs and expenses	(3,147)	(3,148)	(2,913)
Expected loss on sale of discontinued operations	—	—	(380)

Income (loss) before taxes	(50)	(16)	(591)
Income taxes	(2)	(10)	76
Operational income tax	(2)	(10)	49
Income tax on loss on sale of discontinued operations	—	—	27

Results from discontinued operations	(52)	(26)	(515)

The total anticipated net loss related to the sale of the Television operations amounts to approximately EUR 380 million, which mainly comprises present value of initial contributions to be made to the TV venture (EUR 183 million), total incurred and expected disentanglement costs (EUR 81 million), contributed assets that will not be fully recovered (EUR 66 million) and various smaller other items, offset by the expected revenue associated with the sale, including the fair value of contingent consideration and a retained 30% interest in the TV venture.

In addition to the contributions that were agreed and recognized as loss on onerous contract, Philips made commitments to provide further financing to the TV venture if needed; see note 24 for more detail.

Net operational results of the discontinued operations after-tax amounted to a loss of EUR 162 million (2010: loss of EUR 26 million; 2009: loss of EUR 52 million).

When the deal is closed and the related balance sheet positions are transferred, the related currency translation differences and cash flow hedges will be recognized in the income statment. At December 31, 2011, both are part of the Other reserves within Shareholders’ equity, the amount is EUR 4 million.

The following table presents the assets and liabilities of the Television business, classified as held for sale and liabilities directly associated with assets held for sale in the Consolidated balance sheets.

2011
Property, plant and equipment	46
Intangible assets including goodwill	44
Write down to fair value less costs to sell	(90)
Inventories	175
Other assets	26

Assets classified as held for sale	201

Accounts payable	—
Provisions	(7)
Other liabilities	—

Liabilities directly associated with assets held for sale	(7)

Non-transferrable balance sheet positions, such as accounts receivable, accounts payable and restructuring and warranty provisions are reported on the respective balance sheet captions and within the net operating capital of sector Consumer Lifestyle. For the reconciliation of net operating capital, please refer to chapter 15, Reconciliation of non-GAAP information, of this report.

For further information see notes, note 20, Provisions and note 24, Contractual obligations.

Other assets classified as held for sale

Other assets classified as held for sale (December 31, 2011: EUR 350 million, December 31, 2010: EUR 120 million) and liabilities directly associated with assets classified as held for sale (December 31, 2011: EUR 54 million, December 31, 2010: nil) primarily relate to property, plant and equipment.

164      Annual Report 2011

12 Group financial statements 12.11 - 12.11

Earnings per share

Earnings per share

		2009			2010			2011
Income (loss) from continuing operations		476			1,478			(776)
Income attributable to non-controlling interest		14			6			4

Income (loss) from continuing operations attributable to shareholders		462			1,472			(780)

Income (loss) from discontinued operations		(52)			(26)			(515)

Net income (loss) attributable to shareholders		410			1,446			(1,295)

Weighted average number of common shares outstanding (after deduction of treasury shares) during the year		926,546,328	1)		940,528,107	1)		951,646,557
Plus incremental shares from assumed conversions of:
Options and restricted share rights	3,555,559			7,548,916			4,309,777
Convertible debentures	—			314,874			173,890
Dilutive potential common shares		3,555,559			7,863,790			4,483,667
Adjusted weighted average number of shares (after deduction of treasury shares) during the year		930,101,887	1)		948,391,897	1)		956,130,224

Basic earnings per common share in euros 2)
Income (loss) from continuing operations		0.51			1.57			(0.82)
Income (loss) from discontinued operations		(0.06)			(0.03)			(0.54)
Income (loss) from continuing operations attributable to shareholders		0.50			1.57			(0.82)
Net income (loss) attributable to shareholders		0.44			1.54			(1.36)

Diluted earnings per common share in euros2,3,4)
Income (loss) from continuing operations		0.51			1.56			(0.82)
Income (loss) from discontinued operations		(0.06)			(0.03)			(0.54)
Income (loss) from continuing operations attributable to shareholders		0.50			1.55			(0.82)
Net income (loss) attributable to shareholders		0.44			1.52			(1.36)

Dividend distributed per common share in euros		0.70			0.70			0.75

1)	Adjusted to make 2009 and 2010 comparable for the bonus shares issued in April 2010 (398 thousand) and April 2011 (667 thousand)
2)	The effect on income of items affecting earnings per share is considered immaterial
3)

In 2011, 2010 and 2009, respectively 37 million, 36 million and 52 million securities that could potentially dilute basic EPS were not included in the computation of dilutive EPS because the effect would have been antidilutive for the periods presented

4)	The incremental shares from assumed conversion are not taken into account in the periods for which there is a loss attributable to shareholders, as the effect would be antidilutive

Acquisitions and divestments

2011

During 2011, Philips entered into six acquisitions. These acquisitions involved an aggregated purchase price of EUR 498 million and have been accounted for using the acquisition method. Measured on an annualized basis, the aggregated impact of the six acquisitions on group Sales, Income from operations (excluding charges related to goodwill impairment), Net income and Net income per common share (on a fully diluted basis) is not material in respect of IFRS 3 disclosure requirements.

The divestments in 2011 involved an aggregated consideration of EUR 57 million and were therefore deemed immaterial in respect of IFRS 3 disclosure requirements.

2010

During 2010, Philips entered into 11 acquisitions. These acquisitions involved an aggregated purchase price of EUR 235 million and have been accounted for using the acquisition method. Measured on an annualized basis, the aggregated impact of the 11 acquisitions on group Sales, Income from operations, Net income and Net income per common share (on a fully diluted basis) is not material in respect of IFRS 3 disclosure requirements.

On March 9, 2010, Philips divested 9.4% of the shares in TPV Technology Ltd. (TPV). The TPV shares were sold to CEIEC Ltd., a Hong Kong-based technology company, for a cash consideration of EUR 98 million. The transaction resulted in a gain of EUR 5 million, which was reported under Results relating to Investments in Associates.

The remaining divestments in 2010 involved an aggregated consideration of EUR 22 million and were therefore deemed immaterial in respect of IFRS 3 disclosure requirements.

2009

During 2009, Philips entered into a number of acquisitions and completed several divestments.

Annual Report 2011      165

12 Group financial statements 12.11 - 12.11

Saeco International Group S.p.A. of Italy (Saeco) was the largest acquisition in 2009. Other acquisitions, both individually and in the aggregate, as well as divestments were deemed immaterial with respect to the IFRS 3 disclosure requirements.

The acquisition of Saeco is summarized in the following table and described in the paragraph below.

Acquisitions

	net cash	net assets	other intangible
	outflow	acquired1)	assets	goodwill
Saeco	171	17	74	80

1)	Net assets acquired includes an adjustment of EUR 10 million for Non-controlling interests and is net of cash acquired

Saeco

On July 24, 2009, Philips reached an agreement with Saeco’s senior lenders. Under the terms of the agreement, Philips acquired full ownership of Saeco through the assumption of all outstanding senior debt and related financial instruments for an upfront payment of EUR 170 million plus a deferred consideration of EUR 30 million payable no later than the 5th anniversary of the transaction.

The impact of the Saeco acquisition on Philips’ net cash position in 2009 was EUR 171 million, including acquisition-related costs of EUR 7 million and a loan of EUR 8 million provided by Philips to finance working capital. The acquisition-related costs include legal fees and due diligence costs.

This acquisition allowed Philips to strengthen its position in the espresso machine market through the addition of a comprehensive range of espresso solutions. As of the acquisition date, Saeco is consolidated as part of the Consumer Lifestyle sector.

The condensed balance sheet of Saeco, immediately before and after the acquisition date was as follows:

	before acquisition date1)	after acquisition date
Assets and liabilities
Goodwill	—	80
Other intangible assets	182	74
Property, plant and equipment	94	41
Working capital	43	38
Deferred tax assets	31	40
Provisions	(32)	(48)
Cash	14	14

	332	239
Financed by
Group equity	100	185
Non-controlling interests	10	10
Deferred consideration	—	30
Loans	222	14

	332	239

1)	Unaudited figures

Non-controlling interests relate to minority stakes held by third parties in some of Saeco’s group companies.

The goodwill is primarily related to the synergies expected to be achieved from integrating Saeco in the Consumer Lifestyle sector.

Other intangible assets comprised of the following:

		amortization
	amount	period in years
Core technology	25	5
Trademarks and trade names	49	4-10

	74

For the period from July 24 to December 31, 2009, Saeco contributed sales of EUR 143 million and a loss from operations of EUR 18 million.

Pro forma disclosures on acquisitions

The following table presents the 2009 year-to-date unaudited pro-forma results of Philips, assuming Saeco had been consolidated as of January 1, 2009:

Unaudited

	January-December 2009
		pro forma	pro forma
	Philips Group	adjustments1)	Philips Group
Sales	20,092	66	20,158
Income from operations	660	(20)	640
Net income (loss)	410	(18)	392
Earnings per share—in euros	0.44		0.42

1)	Pro forma adjustments include sales, income from operations and net income from continuing operations of Saeco from January 1, 2009 to the date of acquisition

166      Annual Report 2011

12 Group financial statements 12.11 - 12.11

Property, plant and equipment

	land and buildings	machinery and installations	other equipment	prepayments and construction in progress	total
Balance as of January 1, 2011:
Cost	2,273	3,851	1,715	273	8,112
Accumulated depreciation	(964)	(2,684)	(1,319)	—	(4,967)

Book value	1,309	1,167	396	273	3,145
Change in book value:
Capital expenditures	16	140	103	486	745
Assets available for use	49	216	117	(382)	—
Acquisitions	1	11	2	2	16
Disposals and sales	(58)	(12)	(12)	(3)	(85)
Depreciation	(84)	(350)	(166)	—	(600)
Impairments	(13)	(16)	(14)	(2)	(45)
Transfer to assets classified as held for sale	(157)	(10)	(17)	(16)	(200)
Reclassifications	11	—	—	—	11
Translation differences	12	6	2	7	27

Total changes	(223)	(15)	15	92	(131)
Balance as of December 31, 2011:
Cost	1,981	3,930	1,552	365	7,828
Accumulated depreciation	(895)	(2,778)	(1,141)	—	(4,814)

Book value	1,086	1,152	411	365	3,014

	land and buildings	machinery and installations	other equipment	prepayments and construction in progress	total
Balance as of January 1, 2010:
Cost	2,447	3,692	1,708	207	8,054
Accumulated depreciation	(1,013)	(2,518)	(1,271)	—	(4,802)

Book value	1,434	1,174	437	207	3,252
Change in book value:
Capital expenditures	67	134	24	428	653
Assets available for use	24	212	126	(362)	—
Acquisitions	1	2	5	(1)	7
Disposals and sales	(32)	(32)	(19)	(4)	(87)
Depreciation	(95)	(357)	(176)	—	(628)
Impairments	(18)	(12)	(20)	—	(50)
Transfer to assets classified as held for sale	(120)	—	—	—	(120)
Translation differences	48	46	19	5	118

Total changes	(125)	(7)	(41)	66	(107)
Balance as of December 31, 2010:
Cost	2,273	3,851	1,715	273	8,112
Accumulated depreciation	(964)	(2,684)	(1,319)	—	(4,967)

Book value	1,309	1,167	396	273	3,145

Land with a book value of EUR 180 million at December 31, 2011 (2010: EUR 193 million) is not depreciated.

Property, plant and equipment includes lease assets with a book value of EUR 196 million at December 31, 2011 (2010: EUR 156 million). The total book value of assets no longer productively employed, mainly included in land and buildings, amounted to EUR 11 million at December 31, 2011 (2010: EUR 15 million).

The expected useful lives of property, plant and equipment are as follows:

Buildings	from 5 to 50 years
Machinery and installations	from 3 to 20 years
Lease assets	from 1 to 15 years
Other equipment	from 1 to 10 years

Annual Report 2011      167

12 Group financial statements 12.11 - 12.11

Capitalized interest included in capital expenditures is not significant.

Changes in expected useful lives and residual values have an insignificant effect on depreciation in current and future years.

Goodwill

The changes in 2010 and 2011 were as follows:

	2010	2011
Balance as of January 1:
Cost	8,021	8,742
Amortization / Impairments	(659)	(707)

Book value	7,362	8,035

Changes in book value:
Acquisitions	84	225
Divestments	—	(8)
Impairments	—	(1,355)
Transfer to assets classified as held for sale	—	(5)
Translation differences	589	124

Balance as of December 31:
Cost	8,742	9,224
Amortization / Impairments	(707)	(2,208)

Book value	8,035	7,016

Acquisitions in 2011 include mainly the goodwill related to the acquisition of Povos (kitchen appliances) for EUR 102 million, Sectra (mammography business operations) EUR 41 million and Optimum Lighting EUR 30 million.

Acquisitions in 2010 include goodwill related to the acquisition of Discus for EUR 47 million and several other companies. In addition, goodwill changed due to the finalization of purchase price accounting related to acquisitions in the prior year.

For impairment testing, goodwill is allocated to (groups of) cash-generating units (typically one level below operating sector level), which represent the lowest level at which the goodwill is monitored internally for management purposes.

Goodwill allocated to the cash-generating units Respiratory Care and Sleep Management, Imaging Systems, Patient Care & Clinical Informatics and Professional Luminaires is considered to be significant in comparison to the total book value of goodwill for the Group at December 31, 2011. The amounts allocated are presented below:

	2010	2011
Respiratory Care and Sleep Management	2,209	1,779
Imaging Systems	1,422	1,507
Patient Care & Clinical Informatics	1,297	1,360
Professional Luminaires	1,485	1,229

The basis of the recoverable amount used in the annual (performed in the second quarter) and trigger-based impairment tests is the value in use. Key assumptions used in the impairment tests for the units in the table above were sales growth rates, adjusted income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts that cover an initial period from 2011 to 2015 that matches the period used for our strategic review. Projections were extrapolated with stable or declining growth rates for a period of 5 years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and margins used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages.

Adjusted income from operations in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies.

Cash flow projections of Respiratory Care & Sleep Management, Imaging Systems, Patient Care & Clinical Informatics and Professional Luminaires for 2011 were based on the following key assumptions (based on the annual impairment test performed in the second quarter):

in %

	compound sales growth rate1)
	initial forecast period	extra- polation period	terminal value	pre-tax discount rates
Respiratory Care and Sleep Management	7.6	5.6	2.7	11.5
Imaging Systems	7.2	4.7	2.7	11.8
Patient Care & Clinical
Informatics	8.2	5.6	2.7	13.4
Professional Luminaires	9.5	6.1	2.7	13.6

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period

The assumptions used for the 2010 cash flow projections were as follows:

in %

	compound sales growth rate1)
	forecast period	extra- polation period	terminal value	pre-tax discount rates

Respiratory Care and Sleep Management	9.4	5.0	2.7	10.2
Imaging Systems	5.2	4.0	2.7	11.1
Patient Care & Clinical Informatics	6.5	5.4	2.7	12.1
Professional Luminaires	11.3	7.2	2.7	14.0

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period

Based on the annual test in 2011 the recoverable amounts for certain cash-generating units were estimated to be lower than the carrying amounts, and therefore impairment was identified as follows:

	reportable	amount of
Cash-generating unit	segment	impairment
Respiratory Care and Sleep Management	Healthcare	450
Home Monitoring	Healthcare	374
Consumer Luminaires	Lighting	227
Professional Luminaires	Lighting	304

Compared to the previous impairment test, for the four cash-generating units mentioned above, there has been no change in the organization structure which impacts how goodwill is allocated to these cash-generating units.

168      Annual Report 2011

12 Group financial statements 12.11 - 12.11

Respiratory Care & Sleep Management

The annual impairment test resulted in EUR 450 million impairment. This was mainly as a consequence of a weaker market outlook, lower profitability projections from increasing investments and price competition, as well as an adverse movement in the pre-tax discount rate.

Home Monitoring

The annual impairment test resulted in EUR 374 million impairment. This was mainly as a consequence of lower growth projections, particularly in the US markets, and lower profitability projections based on historical performance.

The pre-tax discount rate applied to the most recent cash flow projection is 11.6%. The pre-tax discount rate applied in the previous projection was 11.1%.

Professional Luminaires

The annual impairment test resulted in EUR 304 million impairment, as a consequence of lower growth projections, lower profitability and higher investment levels required.

Consumer Luminaires

The annual impairment test resulted in EUR 227 million impairment. This was mainly as a consequence of lower growth projections on slower than anticipated recovery of the market, a slower LED adoption rate and an adverse movement in the pre-tax discount rate.

The pre-tax discount rate applied to the most recent cash flow projection is 12.6%. The pre-tax discount rate applied in the previous projection was 11.8%.

Additional information

After the impairment charge mentioned above, the estimated recoverable amount for Respiratory Care & Sleep Management, Home Monitoring and Professional Luminaires equals their respective carrying value. Consequently, any adverse change in key assumptions would, individually, cause a further impairment loss to be recognized.

The results of the annual impairment test of Imaging Systems and Patient Care & Clinical Informatics have indicated that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Based on the Q3 trigger-based impairments test, it was noted that the headroom for the cash-generating unit Lumileds was EUR 102 million. An increase of 90 basis points in pre-tax discounting rate, a 270 basis points decline in the compound long term sales growth rate or a 12% decrease in terminal value would cause its value in use to fall to the level of its carrying value. Goodwill allocated to Lumileds at December 31, 2011 amounts to EUR 135 million.

Based on the Q4 trigger-based impairment test, it was noted that the estimated recoverable amount for Consumer Luminaires approximates the carrying value of the cash-generating unit. Consequently, any adverse change in key assumptions would, individually, cause a further impairment loss to be recognized. Goodwill allocated to Consumer Luminaires at December 31, 2011 amounts to EUR 134 million.

Please refer to section 12.9, Information by sector and main country, of this report for a specification of goodwill by sector.

Intangible assets excluding goodwill

The changes were as follows:

	other intangible	product
	assets	development	software	total
Balance as of January 1, 2011:
Cost	5,486	1,046	665	7,197
Accumulated amortization	(1,956)	(587)	(456)	(2,999)

Book value	3,530	459	209	4,198

Changes in book value:
Additions	31	241	91	363
Acquisitions and purchase price allocation adjustments	242	(1)	(1)	240
Amortization	(444)	(146)	(79)	(669)
Impairment losses	(153)	(15)	(2)	(170)
Transfer to assets classified as held for sale	(8)	(26)	1	(33)
Translation differences	72	12	5	89
Other	(6)	(9)	(7)	(22)

Total changes	(266)	56	8	(202)

Balance as of December 31, 2011:
Cost	5,857	1,159	647	7,663
Accumulated amortization	(2,593)	(644)	(430)	(3,667)

Book Value	3,264	515	217	3,996

Annual Report 2011      169

12 Group financial statements 12.11 - 12.11

	other intangible	product
	assets	development	software	total
Balance as of January 1, 2010:
Cost	5,040	820	606	6,466
Accumulated amortization	(1,484)	(436)	(385)	(2,305)

Book value	3,556	384	221	4,161
Changes in book value:
Additions	64	219	76	359
Acquisitions and purchase price allocation adjustments	131	(13)	1	119
Amortization/deductions	(484)	(155)	(89)	(728)
Impairment losses	(3)	(13)	—	(16)
Translation differences	268	17	11	296
Other	(2)	20	(11)	7

Total changes	(26)	75	(12)	37
Balance as of December 31, 2010:
Cost	5,486	1,046	665	7,197
Accumulated amortization	(1,956)	(587)	(456)	(2,999)

Book value	3,530	459	209	4,198

The additions for 2011 contain internally generated assets of EUR 241 million and EUR 63 million for product development and software respectively (2010: EUR 219 million, EUR 70 million).

The acquisitions through business combinations in 2011 mainly consist of the acquired intangible assets of Povos for EUR 138 million, Preethi EUR 69 million and Sectra EUR 22 million. The acquisitions through business combinations in 2010 consist of the acquired intangible assets of Discus for EUR 67 million and several other smaller acquisitions.

The amortization of intangible assets is specified in note 1, Income from operations.

The impairment charges in 2011 include an impairment charge of EUR 128 million for customer relationships and brand names in Consumer Luminaires. This charge is based on a Q4 trigger-based test on the category level in Consumer Luminaires.

As part of the turnaround plan, most brands for Consumer Luminaires products will be re-branded as Philips, which resulted in the mentioned impairment charge.

The basis of the recoverable amount used in this test is the value in use and a pre-tax discount rate of 12.7% is applied.

Other intangible assets consist of:

	December 31, 2010		December 31, 2011
		accumulated		accumulated
	gross	amortization	gross	amortization
Brand names	843	(206)	966	(301)
Customer relationships	2,839	(762)	3,114	(1,165)
Technology	1,743	(948)	1,699	(1,072)
Other	61	(40)	78	(55)

	5,486	(1,956)	5,857	(2,593)

170      Annual Report 2011

12 Group financial statements 12.11 - 12.11

The estimated amortization expense for other intangible assets for each of the next five years is:

2012	529
2013	372
2014	342
2015	318
2016	288

The expected useful lives of the intangible assets excluding goodwill are as follows:

Brand names	2-20 years
Customer relationships	2-25 years
Technology	3-20 years
Other	1-8 years
Software	3 years
Development	3-5 years

The expected weighted average remaining life of other intangible assets is 11.4 years as of December 31, 2011 (2010: 9.1 years).

The Group reviewed the useful lives of the intangible assets, resulting in no material changes.

The unamortized costs of computer software to be sold, leased or otherwise marketed amounted to EUR 91 million (2010: EUR 82 million). The amounts charged to the Consolidated statements of income for amortization or impairment of these capitalized computer software costs amounted to EUR 26 million (2010: EUR 25 million).

Non-current receivables

Non-current receivables include receivables with a remaining term of more than one year, and the non-current portion of income taxes receivable amounting to EUR 1 million (2010: EUR 2 million).

Other non-current financial assets

The changes during 2011 are as follows:

	available- for-sale financial assets	loans and receivables	held-to- maturity invest- ments	financial assets at fair value through profit or loss	total
Balance as of January 1, 2011	362	53	2	62	479
Changes:
Reclassifications	(4)	2	—	1	(1)
Acquisitions/additions	30	26	—	—	56
Sales/redemptions/reductions	(96)	(6)	—	(2)	(104)
Impairment	(34)	—	—	—	(34)
Value adjustments	(55)	—	—	6	(49)
Translation and exchange differences	1	(3)	1	—	(1)

Balance as of December 31, 2011	204	72	3	67	346

Available-for-sale financial assets

The Company’s investments in available-for-sale financial assets mainly consist of investments in common stock of companies in various industries.

On March 10, March 11 and March 30, 2011, Philips sold all shares of common stock in TCL Corporation (TCL) to financial institutions in a capital market transaction. This transaction represented 3.84% of TCL’s issued share capital. The transaction resulted in a gain of EUR 44 million, reported under Financial income.

Impairment mainly relates to our 2.7% interest in TPV Technologies Ltd. (TPV). At year-end the fair value based on the stock price of TPV was EUR 25 million below the carrying value (fair value plus losses recognized in accumulated other comprehensive income). As this loss was considered significant and prolonged, an impairment charge of EUR 25 million was recorded by releasing the accumulated amounts under Other comprehensive income to Financial expense.

Loans and receivables

The increase of loans and receivables in 2011 mainly related to the loan given to Philips Sport Vereniging (PSV).

Financial assets at fair value through profit or loss

On September 7, 2010 Philips sold its entire holding of common shares in NXP Semiconductors B.V. (NXP) to Philips Pension Trustees Limited (herein after referred to as “UK Pension Fund”). As a result of this transaction the UK Pension Fund obtained the full legal title and ownership of the NXP shares, including the entitlement to any future dividends and the proceeds from any sale of shares. From the date of the transaction the NXP shares are an integral part of the plan assets of the UK Pension Fund. The purchase agreement with the UK Pension Fund includes an arrangement that may entitle Philips to a cash payment from the UK Pension Fund on or after September 7, 2014, if the value of the NXP shares has increased by this date to a level in excess of a predetermined threshold, which at the time of the transaction was substantially above the transaction price, and the UK Pension Fund is in a surplus (on the regulatory funding basis) on September 7, 2014. The arrangement qualifies as a financial instrument and is reported under financial assets at fair value through profit and loss. The fair value of the arrangement was estimated to be zero as of December 31, 2010. As of December 31, 2011 management’s best estimate of the fair value of the arrangement is EUR 8 million, based on the risks, the stock price of NXP, the current progress and the long-term nature of the recovery plan of the UK Pension Fund. The change in fair value until December 31, 2011 is reported under value adjustments in the table above and also recognized in Financial income.

Other non-current assets

Other non-current assets in 2011 are comprised of prepaid pension costs of EUR 5 million (2010: EUR 14 million) and prepaid expenses of EUR 66 million (2010: EUR 61 million).

For further details see note 29, Pensions and other postretirement benefits.

Inventories

Inventories are summarized as follows:

	2010	2011
Raw materials and supplies	1,131	1,083
Work in process	510	630
Finished goods	2,224	1,912

	3,865	3,625

The amounts recorded above are net of allowances for obsolescence.

In 2011, the write-down of inventories to net realizable value amounted to EUR 239 million (2010: EUR 228 million). The write-down is included in cost of sales.

Current financial assets

Other current financial assets were EUR nil million as at December 31, 2011 (2010: EUR 5 million). During 2010, two convertible bonds previously issued to Philips by TPV Technology Limited and CBAY were redeemed generating a total of EUR 239 million cash inflow and a fair value loss of EUR 21 million was recognized in financial income and expense, mainly related to these instruments.

Annual Report 2011      171

12 Group financial statements 12.11 - 12.11

Other current assets

Other current assets include prepaid expenses of EUR 351 million (2010: EUR 348 million).

Current receivables

The accounts receivable, net, per sector are as follows:

	2010	2011
Healthcare	1,848	1,882
Consumer Lifestyle	1,082	1,111
Lighting	1,072	1,119
Group Management & Services	102	59

	4,104	4,171

The aging analysis of accounts receivable, net, is set out below:

	2010	2011
current	3,439	3,553
overdue 1-30 days	297	290
overdue 31-180 days	283	234
overdue > 180 days	85	94

	4,104	4,171

A large part of overdue trade accounts receivable relates to public sector customers with slow payment approval processes. The allowance for doubtful accounts receivable has been primarily established for receivables that are past due.

The changes in the allowance for doubtful accounts receivable are as follows:

	2009	2010		2011
Balance as of January 1	280	261		264
Additions charged to income	23	24		20
Deductions from allowance1)	(58)	(37)		(31)
Other movements	16	16	2)	(20)

Balance as of December 31	261	264	2)	233

1)	Write-offs for which an allowance was previously provided
2)	Adjusted to reflect a change in the other movements

Shareholders’ equity

Objectives, policies and processes for managing capital

For information regarding our objectives, policies and processes for managing capital, please refer to chapter 15, Reconciliation of non- GAAP information, of this report, which is deemed incorporated and repeated herein by reference.

Common shares

As of December 31, 2011, the issued and fully paid share capital consists of 1,008,975,445 common shares, each share having a par value of EUR 0.20.

In May 2011, Philips settled a dividend of EUR 0.75 per common share, representing a total value of EUR 711 million. Shareholders could elect for a cash dividend or a share dividend. Approximately 63% of the shareholders elected for a share dividend, resulting in the issuance of 22,896,661 new common shares. The settlement of the cash dividend resulted in a payment of EUR 263 million.

Preference shares

The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to acquire (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. As of December 31, 2011, no preference shares have been issued.

Option rights/restricted shares

The Company has granted stock options on its common shares and rights to receive common shares in the future (see note 30, Share- based compensation).

Treasury shares

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

Any difference between the cost and the cash received at the time treasury shares are issued, is recorded in capital in excess of par value, except in the situation in which the cash received is lower than cost and capital in excess of par has been depleted.

The following transactions took place resulting from employee option and share plans:

	2010	2011
Shares acquired	15,237	32,484
Average market price	EUR 25.35	EUR 19.94
Amount paid	—	EUR 1 million
Shares delivered	5,397,514	4,200,181
Average market price	EUR 23.99	EUR 20.54
Amount received	EUR 71 million	EUR 87 million
Total shares in treasury at year-end	37,720,402	33,552,705
Total cost	EUR 1,051 million	EUR 965 million

In order to reduce share capital, the following transactions took place in 2011 (in 2010 there were no transactions to reduce share capital):

	2010	2011
Shares acquired	—	47,475,840
Average market price	—	EUR 14.74
Amount paid	—	EUR 700 million
Reduction of capital stock	—	—
Total shares in treasury at year-end	1,851,998	49,327,838
Total cost	EUR 25 million	EUR 725 million

Dividend distributed from retained earnings

A proposal will be submitted to the General Meeting of Shareholders to pay a dividend of EUR 0.75 per common share, in cash or shares at the option of the shareholder, from retained earnings.

Limitations in the distribution of shareholders’ equity

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity of EUR 1,413 million (2010: EUR 1,500 million). Such limitations relate to common shares of EUR 202 million (2010: EUR 197 million) as well as to legal reserves required by Dutch law

172      Annual Report 2011

12 Group financial statements 12.11 - 12.11

included under revaluation reserves of EUR 70 million (2010: EUR 86 million), retained earnings of EUR 1,089 million (2010: EUR 1,078 million) and other reserves of EUR 52 million (2010: EUR 139 million).

In general, gains related to currency translation differences, available-for-sale financial assets and cash flow hedges cannot be distributed as part of shareholders’ equity as they form part of the legal reserves protected under Dutch law. By their nature, losses relating to currency translation differences, available-for-sale financial assets and cash flow hedges reduce shareholders’ equity, and thereby distributable amounts.

Therefore, gains related to currency translation differences (2011: EUR 7 million) and available-for-sale financial assets (2011: EUR 45 million) included in other reserves limit the distribution of shareholders’ equity. The losses related to cash flow hedges (2011: EUR 9 million) reduce the distributable amount by their nature.

The legal reserve required by Dutch law of EUR 1,089 million (2010: EUR 1,078 million) included under retained earnings relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

Long-term debt and short-term debt

Long-term debt

	(range of) interest rates	average rate of interest	amount outstanding	due in 1 year	due after 1 year	due after 5 years	average remaining term (in years)	amount outstanding 2010
Eurobonds	—	—	—	—	—	—	—	750
USD bonds	4.6 - 7.8%	6.2%	2,505		2,505	2,007	12.2	2,687
Convertible debentures	—	—	23	23	—	—	—	38
Private financing	1.0 - 2.0%	—	1	1	—	—	1.1	1
Bank borrowings	2.8 - 12.4%	5.5%	627	—	627	202	4.5	268
Finance leases	1.1 - 16.1%	1.7%	204	59	145	31	3.7	164
Other long-term debt	2.3 - 19.0%	4.7%	57	56	1		4.0	64

			3,417	139	3,278	2,240		3,972
Corresponding data of previous year		5.5%	3,972	1,154	2,818	1,986		3,786
The following amounts of long-term debt as of December 31, 2011, are due in the next five years:

2012	139
2013	723
2014	285
2015	20
2016	10

Total	1,177
Corresponding amount of previous year	1,986

	effective rate	2010	2011
Unsecured Eurobonds
Due 5/16/11; 6 1/8%	6.122%	750	—
Unsecured USD Bonds
Due 5/15/25; 7 3/4%	7.429%	74	77
Due 6/01/26; 7 1/5%	6.885%	124	128
Due 8/15/13; 7 1/4%	6.382%	107	110
Due 5/15/25; 7 1/8%	6.794%	77	79
Due 03/11/11; 3 3/8%1)	3.128%	262	—
Due 03/11/13; 4 5/8%1)	4.949%	374	386
Due 03/11/18; 5 3/4%1)	6.066%	935	966
Due 03/11/38; 6 7/8%1)	7.210%	748	773
Adjustments2)		(14)	(14)

		2,687	2,505

1) The provisions applicable to these bonds, issued in March 2008, contain a ‘Change of Control Triggering Event’. If the Company would experience such an event with respect to a series of corporate bonds, the Company may be required to offer to purchase the bonds of the series at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any.

2)	Adjustments relate to issued bond discounts, transaction costs and fair value adjustments for interest rate derivatives

Annual Report 2011      173

12 Group financial statements 12.11 - 12.11

Secured liabilities

In 2011, none of the long-term and short-term debt was secured by collateral of manufacturing assets (2010: EUR 3.7 million of long-term and short-term debt was secured by collateral of EUR 3.8 million manufacturing assets).

Short-term debt

	2010	2011
Short-term bank borrowings	670	422
Other short-term loans	16	21
Current portion of long-term debt	1,154	139

	1,840	582

During 2011, the weighted average interest rate on the bank borrowings was 10.5% (2010: 8.5%).

In the Netherlands, the Company issued personnel debentures with a 5-year right of conversion into common shares of Royal Philips Electronics. Convertible personnel debentures may not be converted within a period of 3 years after the date of issue. These convertible personnel debentures were available to most employees in the Netherlands and were purchased by them with their own funds and were redeemable on demand. The convertible personnel debentures become non-convertible debentures at the end of the conversion period.

Although convertible debentures have the character of long-term financing, the total outstanding amounts are classified as current portion of long-term debt. At December 31, 2011, an amount of EUR 23 million (2010: EUR 38 million) of convertible personnel debentures was outstanding, with an average conversion price of EUR 22.02. The conversion price varies between EUR 14.19 and EUR 31.59 with various conversion periods ending between January 1, 2012 and December 31, 2013. As of January 1, 2009, Philips no longer issues these debentures.

Furthermore, Philips has a USD 2.5 billion Commercial Paper Program, a EUR 1.8 billion revolving credit facility that can be used for general corporate purpose, a bilateral credit facility of EUR 900 million and a EUR 500 million bilateral credit facility. As of December 31, 2011 Philips did not have any loans outstanding under any of these facilities.

Provisions

	2010		2011
	long- term	short- term	long- term	short- term
Provisions for defined-benefit plans (see note 29)	719	52	760	55
Other postretirement benefits (see note 29)	297	21	264	22
Postemployment benefits and obligatory severance payments	95	21	79	25
Product warranty	94	254	65	258
Loss contingencies (environmental remediation and product liability)	222	28	268	37
Restructuring-related provisions	49	177	51	118
Onerous contract provision			84	164
Other provisions	240	70	309	80

	1,716	623	1,880	759

Postemployment benefits and obligatory severance payments

The provision for postemployment benefits covers benefits provided to former or inactive employees after employment but before retirement, including salary continuation, supplemental unemployment benefits and disability-related benefits.

	2009	2010	2011
Balance as of January 1	89	135	116
Changes:
Additions	38	20	29
Utilizations	(2)	(33)	(41)
Translation differences	(1)	(7)	—
Changes in consolidation	11	1	—

Balance as of December 31	135	116	104

The provision for obligatory severance payments covers the Group’s commitment to pay employees a lump sum upon the employee’s dismissal or resignation. In the event that a former employee has passed away, the Group may have a commitment to pay a lump sum to the deceased employee’s relatives.

Product warranty

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Group with respect to products sold. The Group expects the provision will be utilized mostly within the next year. The changes in the provision for product warranty are as follows:

	2009	2010	2011
Balance as of January 1	310	335	348
Changes:
Additions	333	309	388
Utilizations	(324)	(312)	(415)
Translation differences	3	16	3
Changes in consolidation	13	—	(1)

Balance as of December 31	335	348	323

Product warranty reimbursement recognized as receivable totalling EUR 34 million.

Loss contingencies (environmental remediation and product liability)

This provision primarily includes accrued losses recorded with respect to environmental remediation and asbestos product liability. The asbestos liability was settled in 2009. At December 31, 2010, the provision relates to environmental remediation. Approximately half of this provision is expected to be utilized within the next 5 years. The remaining portion relates to longer-term remediation activities.

The changes in this provision are as follows:

	2009	2010	2011
Balance as of January 1	812	200	250
Changes:
Additions	34	55	48
Utilizations	(603)	(17)	(15)
Releases	—	(3)	(15)
Changes in discount rate	7	3	25
Accretion	4	3	6
Translation differences	(54)	9	6

Balance as of December 31	200	250	305

Restructuring-related provisions

The most significant projects in 2011

In 2011, the most significant restructuring projects related to Lighting and Group Management & Services and were driven by our change program Accelerate!.

174      Annual Report 2011

12 Group financial statements 12.11 - 12.11

•

In Healthcare, the largest projects were undertaken in Home Healthcare Solutions, Imaging Systems and Patient Care & Clinical Informatics in various locations in the United States to reduce the operating costs and simplify the organization.

•	Consumer Lifestyle restructuring charges mainly relate to our remaining Television operations in Europe.

•

Restructuring projects at Lighting are driven by our change program Accelerate!. In addition projects centered on the Luminaires business and Lamps, the largest of which took place in Brazil, the Netherlands and in various locations in the US.

•

Group Management & Services restructuring projects focused on the Global Service Units (primarily in the Netherlands), Corporate and Country Overheads (mainly the Netherlands, Brazil and Italy) and Philips Design (Netherlands).

The Group expects the provision will be utilized mostly within the next year. The movements in the provisions and liabilities for restructuring in 2011 are presented by sector as follows:

	Dec. 31, 2010	addi- tions	utilized	released	other changes1)	Dec. 31, 2011
Healthcare	33	16	(17)	(14)	—	18
Consumer Lifestyle	75	25	(56)	(6)	1	39
Lighting	70	44	(47)	(13)	(2)	52
GM&S	48	37	(15)	(14)	4	60

	226	122	(135)	(47)	3	169

1)	Other changes primarily relate to translation differences and transfers between sectors

The most significant projects in 2010

•	Within Healthcare, the largest projects were reorganizations of the commercial organizations in Imaging Systems (Germany, Netherlands, and the US).

•	Consumer Lifestyle restructuring charges were mainly in Television, particularly in China due to the brand licensing agreement with TPV.

•	Restructuring projects in Lighting were focused on reduction of production capacity in traditional lighting technologies, such as incandescent. The largest projects were in Brazil, France, and the US.

The movements in the provisions and liabilities for restructuring in 2010 are presented by sector as follows:

	Dec. 31,	addi-			other	Dec. 31,
	2009	tions	utilized	released	changes1)	2010
Healthcare	24	63	(39)	(17)	2	33
Consumer Lifestyle	142	32	(78)	(14)	(7)	75
Lighting	164	65	(128)	(26)	(5)	70
GM&S	66	11	(30)	(20)	21	48

	396	171	(275)	(77)	11	226

1)	Other changes primarily relate to translation differences

The most significant projects in 2009

•

Healthcare initiated various restructuring projects aimed at reduction of the fixed cost structure, mainly impacting Imaging Systems (Netherlands), Home Healthcare Solutions and Clinical Care Systems (various locations in the US).

•

Consumer Lifestyle restructuring projects focused on Television (primarily Belgium and France), Peripherals & Accessories (mainly Technology & Development in the Netherlands) and Domestic Appliances (mainly Singapore and China).

•

Restructuring projects at Lighting aimed at further increasing organizational effectiveness, and centered on Lamps. The largest restructuring projects were in the Netherlands, Belgium, Poland and various locations in the US.

•

In Group Management & Services restructuring projects focused on reducing the fixed cost structure of Corporate Research Technologies, Philips Information Technology, Philips Design, and Corporate Overheads.

In 2009, restructuring provisions of EUR 81 million were released, mainly as a result of transferring employees within the Group and the release of a restructuring provision in conjunction with the sale of Hoffmeister (Lighting).

The movements in the provisions and liabilities for restructuring in 2009 are presented by sector as follows:

	Dec. 31,	addi-			other	Dec. 31,
	2008	tions	utilized	released	changes	2009
Healthcare	58	37	(61)	(11)	1	24
Consumer Lifestyle	137	134	(109)	(23)	3	142
Lighting	135	186	(116)	(41)	—	164
GM&S	42	68	(37)	(6)	(1)	66

	372	425	(323)	(81)	3	396

Onerous contract provision

The provision for onerous contract relates to the loss recognized upon signing the agreement with TPV Technology for the Television business. More details can be found in Note 5 Discontinued operations and other assets classified as held for sale.

The Group expects the provision will be utilized mostly within the next year. The changes in the provision for Onerous contract are as follows:

2011
Balance as of January 1	—
Changes:
Additions	270
Utilizations	(22)
Balance as of December 31	248

Other provisions

Other provisions include provisions for employee jubilee funds totaling EUR 72 million (2010: EUR 80 million), self-insurance liabilities of EUR 62 million (2010: EUR 64 million), liabilities related to business combinations totaling EUR 7 million (2010: EUR 24 million), provisions for expected losses on existing projects/orders of EUR 4 million (2010: EUR 7 million), provision for legal claims totaling EUR 101 million (2010: EUR 53 million) and provision for possible taxes/social security contract of EUR 22 million (2010: EUR 24 million). The Group expects to utilize the liabilities related to business combinations and self-insurance liabilities mainly within the next three years, and the provision for expected losses on existing projects/orders mainly within the next year. The provisions for employee jubilee funds and all other provisions are expected to be mainly utilized within the next five years.

	2009	2010	2011
Balance as of January 1	310	337	310
Changes:
Additions	231	197	192
Utilizations	(238)	(246)	(138)
Liabilities directly associated with assets held for sale	—	—	(6)
Translation differences	1	14	(4)
Changes in consolidation	33	8	35

Balance as of December 31	337	310	389

Annual Report 2011      175

12 Group financial statements 12.11 - 12.11

Other non-current liabilities

Other non-current liabilities are summarized as follows:

	2010	2011
Accrued pension costs	1,044	1,191
Income tax payable	1	1
Asset retirement obligations	28	23
Other tax liability	483	566
Other liabilities	158	218

	1,714	1,999

The increase in the accrued pension costs is mainly attributable to the funding of the US and Switzerland plans. See also note 29, Pensions and other postretirement benefits.

Please	refer to note 3, Income taxes for a specification of the income tax payable.

Accrued liabilities

Accrued liabilities are summarized as follows:

	2010	2011
Personnel-related costs:
- Salaries and wages	474	459
- Accrued holiday entitlements	184	193
- Other personnel-related costs	196	159
Fixed-asset-related costs:
- Gas, water, electricity, rent and other	70	62
Distribution costs	91	96
Sales-related costs:
- Commission payable	56	62
- Advertising and marketing-related costs	139	121
- Other sales-related costs	145	236
Material-related costs	197	200
Interest-related accruals	87	65
Deferred income	807	878
Other accrued liabilities	549	495

	2,995	3,026

Other current liabilities

Other current liabilities are summarized as follows:

	2010	2011
Advances received from customers on orders not covered by work in process	291	293
Other taxes including social security premiums	227	143
Other liabilities	236	198

	754	634

Contractual obligations

Contractual cash obligations at December 31, 2011

in millions of euros1)

	payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt	3,213	80	923	1	2,209
Finance lease obligations	218	60	90	33	35
Short-term debt	443	443	—	—	—
Operating leases	1,017	242	371	224	180
Derivative liabilities	749	208	474	67	—
Interest on debt2)	1,737	138	268	215	1,116
Purchase obligations3)	505	242	211	29	23
Trade and other payables	3,346	3,346	—	—	—

	11,228	4,759	2,337	569	3,563

1)	Data in this table is undiscounted
2)

Approximately 27% of the debt bears interest at a floating rate. Majority of the interest payments on variable interest rate loans in the table above reflect market forward interest rates at the period end and these amounts may change as market interest rate changes

3)

Philips has commitments related to the ordinary course of business which in general relate to contracts and purchase order commitments for less than 12 months. In the table, only the commitments for multiple years are presented, including their short-term portion

Long-term operating lease commitments totaled EUR 1,017 million. These leases expire at various dates during the next 20 years. The long-term operating leases are mainly related to the rental of buildings.

A number of these leases originate from sale-and-leaseback arrangements. Operating lease payments under sale-and-leaseback arrangements for 2011 totaled EUR 16 million (2010: EUR 16 million).

The remaining minimum payments from operating leases originating from sale-and-leaseback arrangements are as follows:

2012	18
2013	18
2014	18
2015	14
2016	13
Thereafter	39

Finance lease liabilities

	2010			2011
	future mini- mum lease pay- ments	interest	present value of mini- mum lease pay- ments	future mini- mum lease pay- ments	interest	present value of mini- mum lease pay- ments
Less than one year	44	1	43	60	1	59
Between one and five years	94	9	85	123	9	114
More than five years	40	4	36	35	4	31

	178	14	164	218	14	204

176      Annual Report 2011

12 Group financial statements 12.11 - 12.11

Philips made various commitments upon signing the agreement with TPV Technology Limited to provide further funding to the venture and TPV, as follows:

•	A subordinated shareholder loan of EUR 51 million to the venture based on Philips’ share of 30% of the venture

•	A nine-month EUR 100 million senior bridge loan to the venture, depending on funding needs

•	A subordinated loan of EUR 100 million to TPV

•	Payment of EUR 185 million non-refundable one-off advertising and promotion support for the venture in two installments of EUR 135 million and EUR 50 million respectively in the first two years

In addition, depending on the funding needs of the venture, Philips has committed to provide 30% of additional financing of EUR 200 million. This additional funding is considered to have only a remote possibility of occurring.

See also note 5, Discontinued operations and other assets classified as held for sale for further details on the total loss related to the discontinued operation.

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. At the end of 2011, the total fair value of guarantees recognized by Philips in other non-current liabilities was EUR 9 million. The following table outlines the total outstanding off-balance sheet credit-related guarantees and business-related guarantees provided by Philips for the benefit of unconsolidated companies and third parties as at December 31, 2011.

Expiration per period

in millions of euros

	business- related guarantees	credit-related guarantees	total
2011
Total amounts committed	297	39	336
Less than one year	99	22	121
Between one and five years	126	—	126
After five years	72	17	89

2010
Total amounts committed	302	49	351
Less than one year	100	22	122
Between one and five years	133	8	141
After five years	69	19	88

Environmental remediation

The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and/or its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment. The Company accrues for losses associated with environmental obligations when such losses are probable and reliably estimable. Such amounts are recognized on a discounted basis since they reflect the present value of estimated future cash flows.

Provisions for environmental remediation can change significantly due to the emergence of additional information regarding the extent or nature of the contamination, the need to utilize alternative technologies, actions by regulatory authorities and changes in judgments, assumptions, and discount rates.

The Company and/or its subsidiaries have recognized environmental remediation provisions for sites in various countries. In the United States, subsidiaries of the Company have been named as potentially responsible parties in state and federal proceedings for the clean-up of certain sites.

Legal proceedings

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. In respect of antitrust laws, the Company and certain of its (former) group companies are involved in investigations by competition law authorities in several jurisdictions and are engaged in litigation in this respect. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Provided below are disclosures of the more significant cases:

LCD

On December 11, 2006, LG Display Co. Ltd (formerly LG Philips LCD Co. Ltd.), a company in which the Company then held a minority common stock interest, announced that officials from the Korean Fair Trade Commission had visited the offices of LG Display and that it had received a subpoena from the United States Department of Justice (DOJ) and a similar notice from the Japanese Fair Trade Commission in connection with inquiries by those regulators into possible anticompetitive conduct in the LCD industry. The Company sold its remaining shareholding in LG Display on March 11, 2009 and subsequently no longer holds shares in LG Display.

On March 6, 2009, the Washington State Attorney General’s Office (the ‘Washington AG’) issued a Civil Investigative Demand (CID) to Philips Electronics North America Corporation (PENAC) pursuant to which PENAC was requested, among other things, to produce documents and to provide answers to interrogatories concerning the sale of thin-film transistor liquid crystal display panels (TFT-LCD panels) and the sale of TFT-LCD products. PENAC was also requested to provide to the Washington AG any documents previously produced to the DOJ as part of the DOJ’s ongoing investigation into the TFT-LCD industry. After discussions with the Washington AG, the Washington AG agreed to allow PENAC, instead of responding to the CID, to provide the limited amount of aggregate sales data and component data that was previously provided to the plaintiffs in the direct purchaser plaintiff’s class action. On March 27, 2009, PENAC produced that information to the Washington AG. Thereafter, PENAC provided the same information to the Missouri Attorney General’s Office and the Illinois Attorney General’s Office in response to a CID and subpoena issued, respectively, on March 18, 2009 and April 2, 2009 to PENAC. The Company is also subject to investigations by other competition authorities into the LCD industry.

Subsequent to the public announcement of these inquiries, certain Philips group companies were named as defendants in a number of class action antitrust complaints filed in the United States courts, seeking, among other things, damages on behalf of purchasers of products incorporating TFT-LCD panels, based on alleged anticompetitive conduct by manufacturers of such panels. Those lawsuits were consolidated in two master actions in the United States District Court for the Northern District of California: one, asserting a claim under federal antitrust law, on behalf of direct purchasers of TFT-LCD panels and products containing such panels, and another, asserting claims under federal antitrust law, as well as various state antitrust and unfair competition laws, on behalf of indirect purchasers of such panels and products. On November 5, 2007 and September 10, 2008, the Company and certain other companies within the Philips group companies that were named as defendants in various of the original complaints entered into agreements with the indirect purchaser plaintiffs and the direct purchaser plaintiffs, respectively, that generally toll the statutes of limitations applicable to plaintiffs’ claims, following which the plaintiffs agreed to dismiss without prejudice the claims against the Philips defendants. On December 5, 2008, following the partial grant of motions to dismiss consolidated class action complaints in the master actions, the plaintiffs filed amended consolidated class action complaints, asserting essentially the same legal claims as those alleged in the prior complaints. On December 2, 2009, the direct purchaser plaintiffs filed a third consolidated class action complaint under seal. None of the companies within the Philips group of companies currently is named as a defendant in the pending amended complaints, although the Company and PENAC are named as coconspirators with named defendants in the indirect purchaser case, but the litigation is continuing.

Annual Report 2011      177

12 Group financial statements 12.11 - 12.11

In addition, a number of plaintiffs have filed separate, individual actions alleging essentially the same claims as those asserted in the class actions. The Company and PENAC currently are named as defendants in the actions brought by Jaco Electronics, Inc. Additionally, PENAC is named as a defendant in the actions brought by Motorola Mobility, Inc. and T- Mobile U.S.A., Inc. and in the action brought collectively by Target Corp, Sears, Roebuck and Co, Kmart Corp, Old Comp Inc, Good Guys, Inc. RadioShack Corp., and Newegg Inc. Each of these actions has been designated as related to the consolidated actions already pending before Judge Illston in the United States District Court for the Northern District of California and have been consolidated for pre-trial purposes with the class actions.

Due to the considerable uncertainty associated with these matters, on the basis of current knowledge the Company has concluded that potential losses cannot be reliably estimated with respect to these matters. An adverse final resolution of these investigations and litigation could have a materially adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Cathode-Ray Tubes (CRT)

On November 21, 2007, the Company announced that competition law authorities in several jurisdictions have commenced investigations into possible anticompetitive activities in the Cathode-Ray Tubes, or CRT industry. As one of the companies that formerly was active in the CRT business, Philips is subject to a number of these ongoing investigations in various jurisdictions. The Company has assisted the regulatory authorities in these investigations. In November 2009, the European Commission sent a Statement of Objections to Philips, indicating that it intends to hold Philips liable for antitrust infringements in the CRT industry. On May 26 and May 27, 2010, Philips presented its defense at the Oral Hearing. The EC decision is expected sometime in 2012. In the US, the Department of Justice has deferred Philips’ obligation to respond to the grand jury subpoena Philips received in November 2007. On August 26, 2010, the Czech competition authority issued a decision in which it held that the Company had been engaged in anticompetitive activities with respect to Color Picture Tubes in the Czech Republic between September 21, 1999 and June 30, 2001. No fine was imposed because the statute of limitation for the imposition of fine had expired. On September 14, 2011, the Slovakian competition authority issued a decision in which it held that the Company had been engaged in anticompetitive activities with respect to Color Picture Tubes in Slovakia between March 30, 1999 and June 30, 2001. No fine was imposed because the statute of limitation for the imposition of fine had expired.

Subsequent to the public announcement of these investigations in 2007, certain Philips group companies were named as defendants in over 50 class action antitrust complaints filed in various federal district courts in the United States. These actions allege anticompetitive conduct by manufacturers of CRTs and seek treble damages on behalf of direct and indirect purchasers of CRTs and products incorporating CRTs. These complaints assert claims under federal antitrust law, as well as various state antitrust and unfair competition laws and may involve joint and several liability among the named defendants. These actions have been consolidated by the Judicial Panel for Multidistrict Litigation for pretrial proceedings in the United States District Court for the Northern District of California.

On March 30, 2010, the District Court adopted the Special Master’s Report and Recommendation denying the bulk of the motions to dismiss filed on behalf of all Philips entities in response to both the direct and indirect purchaser actions in the federal class actions pending in the Northern District of California. Following a preliminary ruling by the magistrate judge to strike from the Consolidated Amended Complaint plaintiff’s claims regarding an alleged conspiracy in products containing CRTs, the direct and indirect purchasers have both stipulated to remove allegations of a conspiracy in CRT finished products from their complaints. These cases have now proceeded to discovery. Certain individual plaintiffs, who otherwise would be members of the putative class have filed independent actions against Philips and other defendants based on the same allegations as the putative class plaintiffs. In addition, the State of Florida has filed an action against Philips and other defendants seeking to recover damages on behalf of the State of Florida and its consumers. Philips has not yet been required to respond to the Complaints filed by the individual plaintiffs of the State of Florida. These additional actions have been consolidated for pre-trial purposes with the class action in the Northern District of California. The Court has not set a trial date and there is no timetable for the resolution of these cases.

In February, 2012, Philips entered into a settlement agreement with the purported class of Direct Purchaser Plaintiffs in these actions. The settlement agreement must be submitted to the Court for approval. Under US legal procedure, individual members of the Direct Purchaser Plaintiff class may choose not to participate in the settlement by “opting out”, seeking to be excluded from the settlement class, or filing independent actions as noted above. Philips will pay into a settlement fund an amount depending on the Direct Purchaser Plaintiffs that participate in the settlement and the proportion of Philips’ sales represented by these participating Direct Purchaser Plaintiffs once the settlement has been finally approved. This settlement agreement release does not extinguish liability as to the purported indirect purchaser class, the individual plaintiffs, or the State of Florida. Philips intends to continue to vigorously defend these remaining lawsuits.

Certain Philips group companies have also been named as defendants, in proposed class proceedings in Ontario, Quebec and British Columbia, Canada, along with numerous other participants in the industry. Philips intends to vigorously oppose these claims, and the proceedings remain at a preliminary stage. In Canada, the plaintiffs have reached a settlement with the Chunghwa defendants, and the settlement has received final court approval. At this time, no class proceeding has been certified as against the Philips defendants and no statement of defense has been filed.

Due to the considerable uncertainty associated with these matters, on the basis of current knowledge, the Company has concluded that total potential losses cannot be reliably estimated with respect to these matters. An adverse final resolution of these investigations and litigation could have a materially adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Optical Disc Drive (ODD)

On October 27, 2009, the Antitrust Division of the United States Department of Justice confirmed that it had initiated an investigation into possible anticompetitive practices in the Optical Disc Drive (ODD) industry. Philips Lite-On Digital Solutions Corp. (PLDS), a joint venture owned by the Company and Lite-On IT Corporation, as an ODD market participant, is included in this investigation. PLDS is also subject to similar investigations outside the US relating to the ODD market. PLDS and Philips intend to cooperate with the authorities in these investigations.

Subsequent to the public announcement of these investigations in 2009, the Company, PLDS and Philips & Lite-On Digital Solutions USA, Inc., were named as defendants in numerous class action antitrust complaints filed in various federal district courts in the United States. These actions allege anticompetitive conduct by manufacturers of ODDs and seek treble damages on behalf of direct and indirect purchasers of ODDs and products incorporating ODDs. These complaints assert claims under federal antitrust law, as well as various state antitrust and unfair competition laws and may involve joint and several liability among the named defendants. These actions have been consolidated by the Judicial Panel for Multidistrict Litigation for pre-trial proceedings in the United States District Court for the Northern District of California.

Consolidated amended complaints were filed on August 26, 2010. Motions to dismiss these complaints were filed by various other defendants. On August 3, 2011, the Court dismissed the Consolidated Amended Complaints of the direct and indirect purchaser plaintiffs for failing to state a cognizable claim, but gave leave to plaintiffs reinstituting the claims. Certain defendants have moved to dismiss the Second Consolidated Complaints, and a hearing has been set. The motions seek to dismiss all claims against these defendants on various grounds. The Company, PLDS and Philips & Lite-On Digital Solutions USA, Inc. have not yet been required to move to dismiss or otherwise respond to the Second Consolidated Complaints. Discovery is being permitted to move forward, but is in preliminary stages. Philips intends to vigorously defend these actions.

The Company and certain Philips group companies have also been named as defendants, in proposed class proceedings in Ontario, Quebec, British Columbia, and Manitoba, Canada along with numerous other participants in the industry. These complaints assert claims against various ODD manufacturers under federal competition laws as well as tort laws and may involve joint and several liability among the named defendants. Philips intends to vigorously defend these lawsuits.

178      Annual Report 2011

12 Group financial statements 12.11 - 12.11

These matters are in their initial stages and due to the considerable uncertainty associated with these matters, on the basis of current knowledge, the Company has concluded that potential losses cannot be reliably estimated with respect to these matters. An adverse final resolution of these investigations and litigation could have a materially adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Philips Polska

In connection with an indictment issued by authorities in Poland in December 2009 against numerous individuals, including three former employees of Philips Polska sp. z.o.o., involved in the sale of medical equipment to hospitals in Poland, Philips has been conducting a review of certain activities related to sales of medical equipment for potential violations of the U.S. Foreign Corrupt Practices Act (FCPA). Philips has reported the review to US authorities, including the US Securities and Exchange Commission, and is cooperating with US authorities in connection with the review. Potential penalties for violations of the FCPA and related statutes and regulations include monetary penalties. The Company cannot at this time quantify meaningfully the possible loss or range of loss to which this matter may give rise.

Cash from (used for) derivatives and securities

A total of EUR 26 million cash was received with respect to foreign exchange derivative contracts related to financing activities (2010: EUR 25 million outflow; 2009: EUR 38 million outflow).

Cash flow from interest-related derivatives is part of cash flow from operating activities. During 2010, there was no cash flow in relation to these derivatives (2010: EUR nil million; 2009: EUR nil million).

Proceeds from non-current financial assets

In 2011, the sale of Philips’ interest in TCL Corporation (TCL) and Digimarc generated cash totaling EUR 79 million.

In 2010, the redemption of TPV and CBAY convertible bonds generated cash totaling EUR 239 million.

In 2009, the sale of Philips’ interests in LG Display and Pace Micro Technology generated cash totaling EUR 704 million.

Assets in lieu of cash from sale of businesses

In 2011, the Company entered into four transactions with different venture capital partners where certain incubator activities were transferred in exchange for shares in separately established investment entities. The investment entities represented a value of EUR 18 million at the date that these transactions were closed.

In August 2010, the Company acquired a 49.9% interest in Shapeways Inc. in exchange for the transfer of certain Consumer Lifestyle incubator activities, which represented a value of EUR 3 million at the date of the closing of that transaction.

In 2009, the Company received only cash as consideration in connection with the sale of businesses.

Pensions and other postretirement benefits

Defined-benefit plans: pensions

Employee pension plans have been established in many countries in accordance with the legal requirements, customs and the local situation in the countries involved. The Company also sponsors a number of defined-benefit pension plans. The benefits provided by these plans are based on employees’ years of service and compensation levels. The measurement date for all defined-benefit plans is December 31.

The Company’s contributions to the funding of defined-benefit pension plans are determined based upon various factors, including minimum contribution requirements, as established by local government, legal and tax considerations as well as local customs.

Summary of pre-tax costs for pensions and other postretirement benefits

	2009	2010	2011
Defined-benefit plans	—	(105)	18
Defined-contribution plans including multi-employer plans	103	114	120
Retiree medical plans	(100)	11	16

	3	20	154

The 2011 costs were impacted by the recognition of EUR 18 million curtailment gains mainly resulting from one of our defined-benefit plans in which all remaining accrual of benefits was stopped and participants were transferred to a defined-contribution plan. In the same plan a large number of retirees opted for a higher yet non-indexed pension. The resulting prior-service cost gain forms the larger part of the EUR 20 million prior-service cost gains recognized in 2011.

The 2010 costs were impacted by the recognition of EUR 119 million of negative prior service costs. These resulted from a reduction of pension benefits expected to be paid in the future, in part due to a change in indexation. In 2010, a curtailment gain of EUR 9 million in one of our retiree medical plans was recognized due to the partial closure of a US site.

In 2009, curtailment gains totaling EUR 134 million, relating to changes in retiree medical plans, positively impacted the result. These curtailment gains are the result of changes in the benefit level and the scope of eligible participants of a retiree medical plan, which became effective and irreversible in 2009.

The table below provides a summary of the changes in the defined- benefit obligations for defined-benefit pension plans and the fair value of their plan assets for 2011 and 2010. It also provides a reconciliation of the funded status of these plans to the amounts recognized in the Consolidated balance sheets.

Annual Report 2011      179

12 Group financial statements 12.11 - 12.11

	2010					2011
	Netherlands	other	total	Netherlands	other	total
Defined-benefit obligation at the beginning of year	10,681	7,039	17,720	12,226	7,940	20,166
Service cost	92	77	169	127	73	200
Interest cost	521	418	939	557	404	961
Employee contributions	—	3	3	—	3	3
Actuarial losses	1,662	593	2,255	1,307	848	2,155
Plan amendments	—	(113)	(113)	—	(21)	(21)
Acquisitions	—		—	—	3	3
Divestments	—	(1)	(1)	—	—	—
Settlements	—	(44)	(44)	—	(52)	(52)
Curtailments	—	(1)	(1)	—	(19)	(19)
Reclassifications	—	5	5	—		—
Benefits paid	(730)	(432)	(1,162)	(724)	(431)	(1,155)
Exchange rate differences	—	398	398	—	168	168
Miscellaneous	—	(2)	(2)	—	4	4

Defined-benefit obligation at end of year	12,226	7,940	20,166	13,493	8,920	22,413
Present value of funded obligations at end of year	12,217	7,178	19,395	13,486	8,102	21,588
Present value of unfunded obligations at end of year	9	762	771	7	818	825

	2010					2011
	Netherlands	other	total	Netherlands	other	total
Fair value of plan assets at beginning of year	13,329	5,141	18,470	13,606	6,474	20,080
Expected return on plan assets	743	344	1,087	713	389	1,102
Actuarial gains and (losses) on plan assets	95	625	720	155	483	638
Employee contributions	—	3	3	—	3	3
Employer contributions	165	458	623	196	243	439
Acquisitions	—	—	—	—	—	—
Divestments	—	(1)	(1)	—	—	—
Settlements	—	(40)	(40)	—	(51)	(51)
Benefits paid	(727)	(370)	(1,097)	(724)	(371)	(1,095)
Exchange rate differences	—	313	313	—	133	133
Miscellaneous	1	1	2	—	—	—

Fair value of plan assets at end of year	13,606	6,474	20,080	13,946	7,303	21,249

Funded status	1,380	(1,466)	(86)	453	(1,617)	(1,164)
Unrecognized prior-service cost	—	6	6	—	5	5
Unrecognized net assets	(1,389)	(345)	(1,734)	(460)	(399)	(859)

Net balance sheet position	(9)	(1,805)	(1,814)	(7)	(2,011)	(2,018)

The classification of the net balance is as follows:

	2010					2011
	Netherlands	other	total	Netherlands	other	total
Prepaid pension costs under other non-current assets	—	14	14	—	5	5
Accrued pension costs under other liabilities	—	(1,057)	(1,057)	—	(1,198)	(1,198)
Provision for pensions under provisions	(9)	(762)	(771)	(7)	(808)	(815)
Liabilities directly associated with assets held for sale formely reported as provision	—	—	—	—	(10)	(10)

	(9)	(1,805)	(1,814)	(7)	(2,011)	(2,018)

180      Annual Report 2011

12 Group financial statements 12.11 - 12.11

Cumulative amount of actuarial (gains) and losses recognized in the Consolidated statements of comprehensive income (pre tax): EUR 3,909 million (2010: EUR 3,291 million).

Plan assets in the Netherlands

The Company’s pension plan asset allocation in the Netherlands at December 31 was as follows:

in %

	2010			2011
		actual		actual
Matching portfolio:	70		72
- Debt securities		70		72
Return portfolio:	30		28
- Equity securities		18		16
- Real estate		5		5
- Other		7		7

		100		100

The objective of the Matching portfolio is to match part of the interest rate sensitivity of the plan’s real pension liabilities. The Matching portfolio is mainly invested in euro-denominated government bonds and investment grade debt securities and derivatives. Leverage or gearing is not permitted. The size of the Matching portfolio is targeted to be at least 64% of the fair value of the plan’s real pension obligations (on the assumption of 2% inflation). The objective of the Return portfolio is to maximize returns within well-specified risk constraints. The long-term rate of return on total plan assets is expected to be 5.4% per annum, based on expected long-term returns on debt securities, equity securities and real estate of 4.5%, 9.0% and 8% respectively.

Philips Pension Fund in the Netherlands

On November 13, 2007, various officials, on behalf of the Public Prosecutor’s office in the Netherlands, visited a number of offices of the Philips Pension Fund and the Company in relation to a widespread investigation into potential fraud in the real estate sector. The Company was notified that one former employee and one employee of an affiliate of the Company had been detained. This affiliate, Philips Real Estate Investment Management B.V., managed the real estate portfolio of the Philips Pension Fund between 2002 and 2008. The investigation by the public prosecutor concerns the potential involvement of (former) employees of a number of Dutch companies with respect to fraud in the context of certain real estate transactions. Neither the Philips Pension Fund nor any Philips entity is a suspect in this investigation. The Philips Pension Fund and Philips are cooperating with the authorities and have also conducted their own investigation. Formal notifications of suspected fraud have been filed with the public prosecutor against the (former) employees concerned and with our insurers. Furthermore, actions have been taken to claim damages from the responsible individuals and legal entities. This has resulted in a number of settlements. At this time it is not possible to assess the outcome of this matter nor the potential consequences. At present, it is management’s assessment that this matter will not cause a decline in plan assets nor an increase in pension costs in any material respect.

Plan assets in other countries

The Company’s pension plan asset allocation in other countries at December 31 is shown in the table below. This table also shows the target allocation for 2012:

in %

	2010	2011	2012
	actual	actual	target
Equity securities	23	16	18
Debt securities	70	75	80
Real estate	1	1	1
Other	6	8	1

	100	100	100

Plan assets in 2011 do not include property occupied or financial instruments held by the Philips Group.

Pension expense of defined-benefit plans recognized in the Consolidated statements of income:

			2009			2010			2011
	Netherlands	other	total	Netherlands	other	total	Netherlands	other	total
Service cost	107	75	182	92	77	169	127	73	200
Interest cost on the defined-benefit obligation	532	395	927	521	418	939	557	404	961
Expected return on plan assets	(758)	(343)	(1,101)	(743)	(344)	(1,087)	(713)	(389)	(1,102)
Prior-service cost	—	(3)	(3)	—	(119)	(119)	—	(20)	(20)
Settlement loss (gain)	—	—	—	—	(6)	(6)	—	(1)	(1)
Curtailment loss (gain)	—	(5)	(5)	—	(1)	(1)	—	(18)	(18)
Other	2	1	3	1	1	2	(1)	1	—

Net periodic cost (income)	(117)	120	3	(129)	26	(103)	(30)	50	20
of which discontinued operations	3	—	3	2	—	2	2	—	2

Annual Report 2011      181

12 Group financial statements 12.11 - 12.11

Amounts recognized in the Consolidated statements of comprehensive income:

	2009	2010	2011
Actuarial losses	678	1,535	1,517
Change in the effect of the cap on prepaids	369	427	(869)

Total recognized in Consolidated statements of comprehensive income	1,047	1,962	648

Total recognized in net periodic pension cost and Consolidated statements of comprehensive income	1,050	1,859	668
Actual return on plan assets	1,218	1,807	1,740

The pension expense of defined-benefit plans is recognized in the following line items in the Consolidated statements of income:

	2009	2010	2011
Cost of sales	6	6	8
Selling expenses	12	12	7
General and administrative expenses	(14)	(120)	3
Research and development expenses	(4)	(3)	—

	—	(105)	18

The Company also sponsors defined-contribution and similar types of plans for a significant number of salaried employees. The total cost of these plans amounted to EUR 120 million (2010: EUR 114 million, 2009: EUR 103 million). In 2011, the defined-contribution cost includes contributions to multi-employer plans of EUR 8 million (2010: EUR 6 million; 2009: EUR 5 million).

Cash flows and costs in 2012

Philips expects considerable cash outflows in relation to employee benefits which are estimated to amount to EUR 633 million in 2012, consisting of EUR 420 million employer contributions to defined-benefit pension plans, EUR 135 million employer contributions to defined-contribution pension plans, EUR 54 million expected cash outflows in relation to unfunded pension plans and EUR 24 million in relation to unfunded retiree medical plans. The employer contributions to defined-benefit pension plans are expected to amount to EUR 203 million for the Netherlands and EUR 217 million for other countries. The Company plans to fund part of the existing deficit in the US pension plan in 2012, which amount is included in the amounts aforementioned. The cost for 2012 is expected to amount to EUR 134 million, consisting of EUR (12) million for defined-benefit pension plans, EUR 135 million for defined-contribution pension plans and EUR 11 million for defined-benefit retiree medical plans.

Assumptions

A significant demographic assumption used in the actuarial valuations is the mortality table.

The mortality tables used for the Company’s major schemes are:

Netherlands: Prognosis table 2010-2060 including experience rating TW2010

United Kingdom retirees: SAPS 2002- short cohort 2009 - medium cohort 1% floor

United States: RP2000 CH Fully Generational

Germany: Richttafeln 2005 G.K. Heubeck

Longevity is one of the risks of postemployment benefits. The table below illustrates the impact on the 2011 defined-benefit obligation and expense of a 10% decrease in the assumed rates of mortality for the Company’s major schemes. A 10% decrease in assumed mortality rates equals improvement of life expectancy by 0.5 - 1 year.

Increase of current year:
DBO	expense
581	27

The Expected Return on Assets for any funded plan equals the average of the expected returns per asset class weighted by their portfolio weights in accordance with the fund’s strategic asset allocation. Where liability-driven investment (LDI) strategies apply, the weights are in accordance with the actual matching part and the strategic asset allocation of the return portfolio.

The weighted averages of the assumptions used to calculate the defined-benefit obligations as of December 31 were as follows:

		2010		2011
	Netherlands	other	Netherlands	other
Discount rate	4.7%	5.3%	3.9%	4.4%
Rate of compensation increase	*	4.0%	*	2.9%

The weighted averages of the assumptions used to calculate the net periodic pension cost for years ended December 31:

		2010		2011
	Netherlands	other	Netherlands	other
Discount rate	5.0%	5.7%	4.7%	5.3%
Expected returns on plan assets	5.7%	6.5%	5.3%	6.2%
Rate of compensation increase	*	4.1%	*	4.0%
*	The rate of compensation increase for the Netherlands consists of a general compensation increase and an individual salary increase based on merit, seniority and promotion. The average individual salary increase for all active participants for the remaining working lifetime is 0.75% annually. The assumed rate of general compensation increase for the Netherlands for calculating the projected benefit obligations amounts to 2.0% (2010: 2.0%). The indexation assumption used to calculate the projected benefit obligations for the Netherlands is 1.0% (2010: 1.0%).

Historical data

	2007	2008	2009	2010	2011
Present value of defined-benefit obligations	18,679	16,846	17,720	20,166	22,413
Fair value of plan assets	20,200	17,899	18,470	20,080	21,249
Surplus	1,521	1,053	750	(86)	(1,164)
Experience adjustments in % on:
- defined-benefit obligations (gain) loss	(0.8%)	1.2%	(0.9%)	0.8%	(0.6%)
- fair value of plan assets (gain) loss	2.8%	10.9%	(0.6%)	(3.6%)	(3.0%)

Defined-benefit plans: other postretirement benefits

In addition to providing pension benefits, the Company provides other postretirement benefits, primarily retiree medical benefits, in certain countries. The Company funds those other postretirement benefit plans as claims are incurred.

182      Annual Report 2011

12 Group financial statements 12.11 - 12.11

Movements in the net liability for other defined-benefit obligations:

	2010	2011
Defined-benefit obligation at the beginning of year	295	297
Service cost	2	1
Interest cost	20	17
Actuarial (gains) or losses	(11)	(30)
Plan amendments	—	—
Curtailment gains	(9)	—
Changes in consolidation	—	—
Benefits paid	(25)	(17)
Exchange rate differences	24	1
Miscellaneous	1	—

Defined-benefit obligation at end of year	297	269

Present value of funded obligations at end of year	—	—
Present value of unfunded obligations at end of year	297	269

Funded status	(297)	(269)
Unrecognized prior-service cost	(21)	(17)

Net balances	(318)	(286)

Classification of the net balance is as follows:
Provision for other postretirement benefits	(318)	(286)

Other postretirement benefit expense recognized in the Consolidated statements of income:

	2009	2010	2011
Service cost	2	2	1
Interest cost on accumulated postretirement benefits	32	20	17
Prior-service cost	(1)	(2)	(2)
Curtailment loss (gain)	(134)	(9)	—
Other	1	—	—

	(100)	11	16

Amounts recognized in the Consolidated statements of comprehensive income:

	2009	2010	2011
Actuarial (gains) losses	63	(11)	(30)

Total recognized in net periodic pension cost and Consolidated statements of comprehensive income	(37)	—	(14)

The expense for other postretirement benefits is recognized in the following line items in the Consolidated statements of income:

	2009	2010	2011
Cost of sales	2	(7)	2
Selling expenses	(1)	1	1
General and administrative expenses	(101)	17	13

	(100)	11	16

The weighted average assumptions used to calculate the postretirement benefit obligations other than pensions as of December 31 were as follows:

	2010	2011
Discount rate	6.6%	5.1%
Compensation increase (where applicable)	—	—

The weighted average assumptions used to calculate the net cost for years ended December 31:

	2010	2011
Discount rate	6.7%	6.6%
Compensation increase (where applicable)	—	—

Assumed healthcare cost trend rates at December 31:

	2010	2011
Healthcare cost trend rate assumed for next year	8.4%	8.3%
Rate that the cost trend rate will gradually reach	4.8%	4.4%
Year of reaching the rate at which it is assumed to remain	2018	2018

Sensitivity analysis

Assumed healthcare trend rates can have a significant effect on the amounts reported for the retiree medical plans. A one percentage- point change in assumed healthcare cost trend rates would have the following effects as at December 31:

	2010			2011
	increase of 1%	decrease of 1%	increase of 1%	decrease of 1%
Effect on total of service and interest cost	1	(1)	1	(1)
Effect on postretirement benefit obligation	19	(17)	16	(14)

Historical data

	2007	2008	2009	2010	2011
Present value of defined-benefit obligation	413	353	295	297	269
Fair value of plan assets	—	—	—	—	—
(Deficit)	(413)	(353)	(295)	(297)	(269)
Experience adjustments in % on defined-benefit obligations; (gains) and losses	0.2%	0.1%	4.9%	(8.1%)	(9.4%)

Share-based compensation

The Company has granted stock options on its common shares and rights to receive common shares in the future (restricted share rights) to members of the Board of Management and other members of the Executive Committee, Philips executives and certain selected employees. The purpose of the share-based compensation plans is to align the interests of management with those of shareholders by providing incentives to improve the Company’s performance on a long-term basis, thereby increasing shareholder value. Under the Company’s plans, options are granted at fair market value on the date of grant.

Annual Report 2011      183

12 Group financial statements 12.11 - 12.11

The number of granted stock options and restricted share rights depend on multipliers which are based on the relative Total Shareholder Return of Philips in comparison with a peer group of 11 multinationals.

USD-denominated stock options and restricted share rights are granted to employees in the United States only.

Share-based compensation expense was EUR 56 million (EUR 58 million, net of tax), EUR 83 million (EUR 66 million, net of tax) and EUR 94 million (EUR 86 million, net of tax) in 2011, 2010 and 2009, respectively.

Option plans

The Company grants stock options that expire after 10 years. Generally, the options vest after 3 years; however, a limited number of options granted to certain employees of acquired businesses may contain accelerated vesting. As of December 31, 2011 there are no outstanding options which contain non-market performance conditions.

The fair value of the Company’s 2011, 2010 and 2009 option grants was estimated using a Black-Scholes option valuation model and the following weighted average assumptions:

EUR-denominated	2009	2010	2011
Risk-free interest rate	2.88%	2.43%	2.89%
Expected dividend yield	4.3%	4.1%	3.3%
Expected option life	6.5 yrs	6.5 yrs	6.5 yrs
Expected share price volatility	32%	30%	30%

USD-denominated	2009	2010	2011
Risk-free interest rate	2.25%	2.43%	2.78%
Expected dividend yield	4.1%	3.9%	3.6%
Expected option life	6.5 yrs	6.5 yrs	6.5 yrs
Expected share price volatility	33%	32%	34%

The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectations of future developments.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions, including the expected price volatility.

The Company has based its volatility assumptions on historical experience for a period equal to the expected life of the options. The expected life of the options is also based upon historical experience.

The Company’s employee stock options have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimate.

The following tables summarize information about Philips stock options as of December 31, 2011 and changes during the year:

Option plans, EUR-denominated

	shares	weighted average exercise price
Outstanding at January 1, 2011	31,804,356	25.68
Granted	4,266,162	20.69
Exercised	246,170	18.70
Forfeited	6,414,055	25.83
Expired	3,858,165	33.00

Outstanding at December 31, 2011	25,552,128	23.77

Exercisable at December 31, 2011	15,699,546	26.35

The exercise prices range from EUR 12.63 to EUR 34.78. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2011, was 5.4 years and 3.5 years, respectively. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2011, was EUR 10 million and EUR nil million, respectively.

The weighted average grant-date fair value of options granted during 2011, 2010, and 2009 was EUR 4.82, EUR 4.95 and EUR 2.78, respectively. The total intrinsic value of options exercised during 2011, 2010, and 2009 was approximately EUR 1 million, EUR 6 million and EUR nil million, respectively.

Option plans, USD-denominated

	shares	weighted average exercise price
Outstanding at January 1, 2011	18,420,554	30.51
Granted	2,899,530	29.36
Exercised	802,051	25.20
Forfeited	2,537,467	31.47
Expired	870,214	27.65

Outstanding at December 31, 2011	17,110,352	30.56

Exercisable at December 31, 2011	10,285,013	33.16

The exercise prices range from USD 16.41 to USD 44.15. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2011, was 5.7 years and 4.0 years, respectively. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2011, was USD 10 million and USD 1 million, respectively.

The weighted average grant-date fair value of options granted during 2011, 2010 and 2009 was USD 7.47, USD 7.71 and USD 3.83, respectively. The total intrinsic value of options exercised during 2011, 2010 and 2009 was USD 4 million, USD 7 million and USD 1 million, respectively.

184      Annual Report 2011

12 Group financial statements 12.11 - 12.11

The outstanding options are categorized in exercise price ranges as follows:

EUR-denominated

exercise price	shares	intrinsic value in millions	weighted average remaining contractual term
10-15	2,861,322	10	7.4 yrs
15-20	2,700,633	—	2.9 yrs
20-25	11,258,030	—	7.3 yrs
25-30	2,301,112	—	4.3 yrs
30-35	6,431,031	—	2.6 yrs

	25,552,128	10	5.4 yrs

USD-denominated

exercise price	shares	intrinsic value in millions	weighted average remaining contractual term
15-20	2,545,878	10	6.2 yrs
20-25	207,937	—	7.7 yrs
25-30	4,778,796	—	6.4 yrs
30-35	5,367,217	—	4.9 yrs
35-40	2,123,649	—	6.2 yrs
40-45	2,086,875	—	5.3 yrs

	17,110,352	10	5.7 yrs

The aggregate intrinsic value in the tables and text above represents the total pre-tax intrinsic value (the difference between the Company’s closing share price on the last trading day of 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2011. At December 31, 2011, a total of EUR 39 million of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 1.9 years. Cash received from option exercises under the Company’s option plans amounted to EUR 20 million, EUR 39 million and EUR 4 million in 2011, 2010, and 2009, respectively. The actual tax deductions realized as a result of stock option exercises totaled approximately EUR 1 million, EUR 2 million and EUR nil million, in 2011, 2010, and 2009, respectively.

Restricted shares plans

The Company issues restricted share rights that vest in equal annual installments over a three-year period, starting one year after the date of grant. If the grantee still holds the shares after three years from the delivery date, Philips will grant 20% additional (premium) shares, provided the grantee is still with the Company on the respective delivery dates.

A summary of the status of the Company’s restricted share plans as of December 31, 2011 and changes during the year are presented below:

Restricted share rights, EUR-denominated1)

	shares	weighted average grant- date fair value
Outstanding at January 1, 2011	1,697,368	18.96
Granted	1,149,645	19.21
Vested/Issued	863,731	18.99
Forfeited	122,391	19.12

Outstanding at December 31, 2011	1,860,891	19.10
1)	Excludes 20% additional (premium) shares that may be received if shares delivered under the restricted share rights plan are not sold for a three-year period

Restricted share rights, USD-denominated1)

	shares	weighted average grant- date fair value
Outstanding at January 1, 2011	1,199,042	26.28
Granted	787,271	27.21
Vested/Issued	654,017	27.34
Forfeited	67,597	26.07

Outstanding at December 31, 2011	1,264,699	26.33
1)	Excludes 20% additional (premium) shares that may be received if shares delivered under the restricted share rights plan are not sold for a three-year period

At December 31, 2011, a total of EUR 39 million of unrecognized compensation cost related to non-vested restricted share rights. This cost is expected to be recognized over a weighted-average period of 2 years.

Other plans

Employee share purchase plan

Under the terms of employee stock purchase plans established by the Company in various countries, substantially all employees in those countries are eligible to purchase a limited number of Philips shares at discounted prices through payroll withholdings, of which the maximum ranges from 8.5% to 10% of total salary. Generally, the discount provided to the employees is in the range of 10% to 20%. A total of 1,851,718 shares were sold to employees in 2011 under the plan at an average price of EUR 17.93 (2010: 1,411,956 shares at EUR 22.54, 2009: 2,185,647 shares at EUR 13.30).

Convertible personnel debentures

In the Netherlands, the Company issued personnel debentures with a 2-year right of conversion into common shares of Royal Philips Electronics starting three years after the date of issuance, with a conversion price equal to the share price on that date. The last issuance of this particular plan was in December 2008. From 2009 onwards, employees in the Netherlands are able to join an employee share purchase plan as described in the previous paragraph. The fair value of the conversion option of EUR 2.13 in 2008 was recorded as compensation expense. In 2011, 1,079 shares were issued in conjunction with conversions at an average price of EUR 24.66 (2010: 279,170 shares at an average price of EUR 20.86, 2009: 183,330 shares at an average price of EUR 19.56).

Lumileds plan

In December 2006, the Company offered to exchange outstanding Lumileds Depository Receipts and options for cash and share-based instruments settled in cash. The amount to be paid to settle the obligation, with respect to share-based instruments, will fluctuate based upon changes in the fair value of Lumileds. Substantially all of the holders of the options and the depository receipts accepted the Company’s

Annual Report 2011      185

12 Group financial statements 12.11 - 12.11

offer. The amount of the share-based payment liability, which is denominated in US dollars, recorded at December 31, 2010 was EUR 38.1 million. During 2011, the Company paid EUR 32.1 million as a part of the settlement of the liability. Additionally, a decrease of EUR 3.3 million was recognized to reflect an adjustment to the value of the liability. The balance at December 31, 2011 amounted to EUR 2.7 million, which will be settled in 2012.

Related-party transactions

In the normal course of business, Philips purchases and sells goods and services from/to various related parties in which Philips typically holds a 50% or less equity interest and has significant influence. These transactions are generally conducted with terms comparable to transactions with third parties.

	2009	2010	2011
Sales of goods and services1)	249	240	278
Purchases of goods and services	424	229	117
Receivables from related parties	14	20	19
Payables to related parties	95	5	6

1)	Revised to reflect an adjusted related party allocation

During 2011, we considered the members of the Board of Management and the Supervisory Board to be the key management personnel as defined in IAS 24 “Related parties”. For remuneration details of the members of the Board of Management and the Supervisory Board see note 32, Information on remuneration.

For employee benefit plans see note 29, Pensions and other postretirement benefits.

In 2010, Philips sold its entire stake in NXP to Philips Pension Trustees Limited. For further details of this related party transaction see note 12, Other non-current financial assets.

Information on remuneration

Remuneration of the Board of Management

In 2011, the total remuneration costs relating to the members of the Board of Management amounted to EUR 10,844,833 (2010: EUR 12,174,279; 2009: EUR 12,222,191).

When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles. In 2011, no (additional) pension benefits were granted to former members of the Board of Management.

Out of the total remuneration costs in 2011, an amount of EUR 3,311,748 relates to stock options and restricted share rights (2010: EUR 3,242,191, 2009: EUR 3,465,778).

At December 31, 2011, the members of the Board of Management held 1,072,431 stock options (2010: 1,957,282; 2009: 2,064,872) at a weighted average exercise price of EUR 23.01 (2010: EUR 24.94; 2009: EUR 25.47).

186      Annual Report 2011

12 Group financial statements 12.11 - 12.11

Remuneration costs of individual members of the Board of Management in euros

	salary	annual incentive1)	pension cost		other compensation2)
2011
F.A. van Houten (Apr. - Dec.)	825,000	363,000	297,179		39,709
R.H. Wirahadiraksa (Apr. - Dec.)	450,000	148,500	170,299		72,125
G.H.A. Dutiné	650,000	214,500	245,018		143,774
P.A.J. Nota (Apr. - Dec.)	450,000	148,500	168,532		67,067
S.H. Rusckowski	687,500	231,000	254,975		336,773
G.J. Kleisterlee (Jan. - March) 3)	275,000	92,400	(48,117	)4)	105,679
P-J. Sivignon (Jan. - March) 5)	178,750	45,045	68,830		9,340
R.S. Provoost (Jan. - Sept.)6)	512,500	132,300	175,301		22,606

	4,028,750	1,375,245	1,332,017		797,073
2010
G.J. Kleisterlee	1,100,000	962,720	(255,757	)4)	321,778
P-J. Sivignon	711,250	469,326	240,051		28,122
G.H.A Dutiné	643,750	426,660	203,404		135,459
R.S. Provoost	646,250	426,660	193,194		30,919
A. Ragnetti (Jan. - Aug.)7)	429,583	284,440	134,353		433,489	8)
S.H. Rusckowski	646,250	426,660	216,814		76,713

	4,177,083	2,996,466	732,059		1,026,480
2009
G.J. Kleisterlee	1,100,000	962,720	(302,855	)3)	329,117
P-J. Sivignon	700,000	459,480	235,226		37,988
G.H.A. Dutiné	625,000	410,250	186,722		119,197
R.S. Provoost	635,000	416,814	187,073		25,465
A. Ragnetti	635,000	416,814	198,798		42,777
S.H. Rusckowski	635,000	416,814	217,410		66,603

	4,330,000	3,082,892	722,374		621,147
1)

The annual incentives are related to the performance in the year reported which are paid out in the subsequent year. The amounts for 2010 and 2009 have been adjusted to reflect this. For more details on the annual incentives, see sub-section 10.2.5, Annual Incentive, of this report

2)

The stated amounts concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities in the Netherlands is the starting point for the value stated. In 2011 the other compensation for Mr Rusckowski includes an amount of USD 445,976 (= EUR 325,352) related to tax equalization in connection with pension obligations

3)

In addition an amount of EUR 76,114 for stock options and EUR 92,211 for restricted share rights are taken as cost in 2011 and an additional (negative) amount of EUR 299,622 for stock options and EUR (62,238) for restricted share rights for previously granted stock options and restricted share rights that are still outstanding

4)	As Mr Kleisterlee was born before January 1, 1950, he continued to be a member of the final pay plan with a pensionable age of 60. No further accrual took place
5)

In addition an amount of EUR 43,353 for stock options and EUR 52,382 for restricted share rights are taken as cost in 2011 and an additional (negative) amount of EUR 170,082 for stock options and EUR (45,341) for restricted share rights for previously granted stock options and restricted share rights that are still outstanding

6)

In addition an amount of EUR 94,740 for stock options and EUR 94,130 for restricted share rights are taken as cost in 2011 and an additional (negative) amount of EUR 118,694 for stock options and EUR (24,585) for restricted share rights for previously granted stock options and restricted share rights that are still outstanding

7)

In addition an amount of EUR 127,555 for stock options and EUR 165,280 for restricted share rights are taken as cost in 2010 and an additional amount of EUR 297,785 for stock options and EUR 118,919 for restricted share rights for previously granted stock options and restricted share rights that are still outstanding

8)	The other compensation amount includes an amount of EUR 400,000 as a one-off payment provided in conjunction with his departure from the Company

For further information on remuneration costs, see sub-section 10.2.3, Remuneration costs, of this report.

Annual Report 2011      187

12 Group financial statements 12.11 - 12.11

The tables below give an overview of the interests of the members of the Board of Management under the restricted share rights plans and the stock option plans of the Company:

Number of restricted share rights

	January 1, 2011		awarded 2011	released 2011	December 31, 2011	potential premium shares
F.A. van Houten	5,100	1)	20,001	1,700	23,401	5,022
R.H. Wirahadiraksa	7,459	1)	13,602	3,642	17,419	4,908
G.H.A. Dutiné	21,295		13,602	11,081	23,816	10,350
P.A.J. Nota	10,200	1)	13,602	3,400	20,402	4,761
S.H. Rusckowski	21,295		20,001	11,081	30,215	13,361

	65,349		80,808	30,904	115,253	38,402
1)	Awarded before date of appointment as a member of the Board of Management

Stock options

	January 1, 2011		granted	exercised	expired	December 31, 2011	exercise price (in euros)	share (closing) price on exercise date	expiry date
F.A. van Houten	20,400	1)	—	—	—	20,400	22.88	—	10.18.2020
	—		75,000	—	—	75,000	20.90	—	04.18.2021
			—	—	—			—
R.H. Wirahadiraksa	10,800	1)	—	—	—	10,800	23.11	—	04.14.2018
	12,000	1)	—	—	—	12,000	12.63	—	04.14.2019
	16,500	1)	—	—	—	16,500	24.90	—	04.19.2020
	—		51,000	—	—	51,000	20.90	—	04.18.2021
G.H.A. Dutiné	124,800	1)	—	—	—	124,800	30.17	—	02.07.2012
	35,208		—	—	—	35,208	16.77	—	04.15.2013
	32,004		—	—	—	32,004	24.13	—	04.13.2014
	32,004		—	—	—	32,004	19.41	—	04.18.2015
	30,006		—	—	—	30,006	26.28	—	04.18.2016
	39,600		—	—	—	39,600	30.96	—	04.16.2017
	38,403		—	—	—	38,403	23.11	—	04.14.2018
	38,400		—	—	—	38,400	12.63	—	04.14.2019
	40,800		—	—	—	40,800	24.90	—	04.19.2020
	—		51,000	—	—	51,000	20.90	—	04.18.2021
P.A.J. Nota	40,800	1)	—	—	—	40,800	22.88	—	10.18.2020
	—		51,000	—	—	51,000	20.90	—	04.18.2021
1)	Awarded before date of appointment as a member of the Board of Management

188      Annual Report 2011

12 Group financial statements 12.11 - 12.11

Stock options

	January 1, 2011		granted	exercised	expired	December 31, 2011		exercise price (in euros or USD)	share (closing) price on exercise date	expiry date
S.H. Rusckowski	27,000	1)	—	—	—	27,000	1)	$28.78	—	04.13.2014
	2,700	1)	—	—	—	2,700	1)	$25.43	—	01.27.2015
	31,500	1)	—	—	—	31,500	1)	$25.28	—	04.18.2015
	31,500	1)	—	—	—	31,500	1)	$32.25	—	04.18.2016
	4,500	1)	—	—	—	4,500	1)	$34.56	—	10.16.2016
	42,903		—	—	—	42,903		30.96	—	04.16.2017
	38,403		—	—	—	38,403		23.11	—	04.14.2018
	38,400		—	—	—	38,400		12.63	—	04.14.2019
	40,800		—	—	—	40,800		24.90	—	04.19.2020
	—		75,000	—	—	75,000		20.90	—	04.18.2021

	769,431		303,000	—	—	1,072,431

1)	Awarded under US stock option plan and before date of appointment as a member of the Board of Management

See note 30, Share-based compensation for further information on stock options and restricted share rights as well sub-section 10.2.6, Long-Term Incentive Plan, of this report

The accumulated annual pension entitlements and the pension costs of individual members of the Board of Management are as follows (in euros):

	age at December 31, 2011	accumulated annual pension as of December 31, 20111)	pension costs2,3 )
F.A. van Houten	51	33,103	297,179
R.H. Wirahadiraksa	51	17,904	170,299
G.H.A. Dutiné	59	115,397	245,018
P.A.J. Nota	47	9,951	168,532
S.H. Rusckowski	54	37,796	254,975
G.J. Kleisterlee4)	65	848,571	(48,117)
P-J. Sivignon	55	49,370	68,830
R.S. Provoost	52	91,273	175,301

			1,332,017

1)	Under average pay plan as of December 31, 2011 or the end date of employment
2)	Including costs related to employer contribution in defined-contribution pension plan
3)	Cost are related to the period of board membership
4)	As Mr Kleisterlee was born before January 1, 1950, he continued to be a member of the final pay plan with a pensionable age of 60 until his retirement on March 31, 2011

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 803,250 (2010: EUR 777,000; 2009: EUR 817,500); former members received no remuneration.

At December 31, 2011, the members of the Supervisory Board held no stock options.

Annual Report 2011      189

12 Group financial statements 12.11 - 12.11

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration (in euros):

	membership	committees	other compensation1)	total
2011
J. van der Veer	98,750	19,375	2,000	120,125
J-M. Hessels (Jan.-March)	55,000	5,125	2,000	62,125
J.M. Thompson	65,000	14,000	20,000	99,000
C.J.A. van Lede	65,000	12,500	2,000	79,500
E. Kist	65,000	15,000	2,000	82,000
J.J. Schiro	65,000	14,000	17,000	96,000
H. von Prondzynski	65,000	10,000	2,000	77,000
C. Poon	65,000	10,000	20,000	95,000
J. Tai (Apr.-Dec.)	65,000	7,500	20,000	92,500

	608,750	107,500	87,000	803,250
2010
J.-M.Hessels	110,000	20,500	5,000	135,500
J.M. Thompson	65,000	14,000	14,000	93,000
R. Greenbury (Jan.-March)	32,500	2,000	2,000	36,500
C.J.A. van Lede	65,000	12,500	5,000	82,500
E. Kist	65,000	15,000	5,000	85,000
J.J. Schiro	65,000	14,500	11,000	90,500
H. von Prondzynski	65,000	10,000	5,000	80,000
C. Poon	65,000	7,500	17,000	89,500
J. van der Veer	65,000	14,500	5,000	84,500

	597,500	110,500	69,000	777,000
2009
J-M. Hessels	110,000	20,500	2,000	132,500
J.M. Thompson	65,000	14,000	17,000	96,000
R. Greenbury	65,000	8,000	2,000	75,000
K.A.L.M. van Miert (Jan.-June)	32,500	5,000	2,000	39,500
C.J.A. van Lede	65,000	12,500	2,000	79,500
E. Kist	65,000	15,000	2,000	82,000
N.L. Wong (Jan.-March)	32,500	—	5,000	37,500
J.J. Schiro	65,000	16,000	2,000	83,000
H. von Prondzynski	65,000	10,000	2,000	77,000
C. Poon (Apr.-Dec.)	65,000	—	11,000	76,000
J. van der Veer (July-Dec.)	32,500	5,000	2,000	39,500

	662,500	106,000	49,000	817,500
1)

The amounts mentioned under other compensation relate to the fee for intercontinental travel and the entitlement of EUR 2,000 under the Philips product arrangement. The amounts for 2010 and 2009 have been adjusted to reflect the entitlement under the Philips product arrangement.

Supervisory Board members’ and Board of Management members’ interests in Philips shares

Members of the Supervisory Board and of the Board of Management are not allowed to hold any interests in derivative Philips securities.

Number of shares1)

	December 31, 2010	December 31, 2011
J. van der Veer	5,586	15,781
H. von Prondzynski	3,010	3,124
J.M. Thompson	1,000	1,038
F.A. van Houten	—	11,700
R.H. Wirahadiraksa	4,226	8,030
G.H.A. Dutiné	72,815	85,358
P.A.J. Nota	—	3,400
S.H. Rusckowski	71,019	87,340

1)	Reference date for board membership is December 31, 2011

190      Annual Report 2011

12 Group financial statements 12.11 - 12.11

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

For cash and cash equivalents, current receivables, current payables, interest accrual and short-term debts, the carrying amounts approximate fair value, because of the short maturity of these instruments.

The fair value of Philips’ debt is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analysis based upon market rates plus Philips’ spread for the particular tenors of the borrowing arrangement. Accrued interest is not within the carrying amount or estimated fair value of debt.

	December 31, 2010				December 31, 2011
	carrying amount		estimated fair value		carrying amount	estimated fair value
Financial assets
Carried at fair value:
Available-for-sale financial assets-non-current	298		298		139	139
Available-for-sale financial assets-current	—		—		—	—
Fair value through profit and loss-non-current	62		62		67	67
Fair value through profit and loss-current	—		—		—	—
Derivative financial instruments	112		112		229	229

	472		472		435	435
Carried at (amortized) cost:
Cash and cash equivalents	5,833		5,833		3,147	3,147
Other current financial assets	5		5		—	—
Loans and receivables:
Other non-current loans and receivables including guarantee deposits	53		53		72	72
Loans to investments in associates	3		3		2	2
Receivables-current	4,355	1)	4,355	1)	4,415	4,415
Receivables-non-current	88		88		127	127
Held-to-maturity investments	2		2		3	3
Available-for-sale financial assets	64		64		65	65

	10,403		10,403		7,831	7,831
Financial liabilities
Carried at fair value:
Derivative financial instruments	(564)		(564)		(744)	(744)
Carried at (amortized) cost:
Accounts payable	(3,691)		(3,691)		(3,346)	(3,346)
Interest accrual	(87)		(87)		(65)	(65)
Debt	(4,658)		(5,156)		(3,860)	(4,489)

	(8,436)		(8,934)		(7,271)	(7,900)

1)	Adjusted for income tax receivable as income tax receivable does not qualify as a financial asset

Annual Report 2011      191

12 Group financial statements 12.11 - 12.11

The table below analyses financial instruments carried at fair value, by different hierarchy levels:

Fair value hierarchy

	level 1	level 2	level 3	total
December 31, 2011
Available-for-sale financial assets - non-current	139			139
Available-for-sale financial assets - current	—			—
Financial assets designated at fair value through profit and loss - non-current	59		8	67
Financial asses designated at fair value through profit and loss - current	—			—
Derivative financial instruments - assets		229		229

Total financial assets carried at fair value	198	229	8	435
Derivative financial instruments - liabilities		(744)	—	(744)
December 31, 2010
Available-for-sale financial assets - non-current	298			298
Available-for-sale financial assets - current	—			—
Financial assets designated at fair value through profit and loss - non-current	62			62
Financial assets designated at fair value through profit and loss - current	—			—
Derivative financial instruments - assets		112		112

Total financial assets carried at fair value	360	112	—	472
Derivative financial instruments - liabilities		(564)		(564)

Specific valuation techniques used to value financial instruments include:

Level 1

Instruments included in level 1 are comprised primarily of listed equity investments classified as available-for-sale financial assets, investees and financial assets designated at fair value through profit and loss.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives or convertible bond instruments) are determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are based on observable market data, the instrument is included in level 2.

The fair value of derivatives is calculated as the present value of the estimated future cash flows based on observable interest yield curves and foreign exchange rates.

The valuation of convertible bond instruments uses observable market quoted data for the options and present value calculations using observable yield curves for the fair value of the bonds.

Level 3

If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3. The arrangement with the UK Pension Fund in conjunction with the sale of NXP is a financial instrument carried at fair value classified as level 3. At the end of 2011, the fair value of this instrument is estimated to be EUR 8 million with the changes of fair value recorded to financial income and expense. Please refer to note 12, Other non-current financial assets for more details.

The table below shows the reconciliation from the beginning balance to the end balance for fair value measured in Level 3 of the fair value hierarchy.

in thousands of euro	equity securities
Balance at January 1, 2011	—
Total gains and losses recognised in:
- profit or loss	8
- other comprehensive income	—

Balance at December 31, 2011	8

Details of treasury risks

Philips is exposed to several types of financial risk. This note further analyzes financial risks. Philips does not purchase or hold derivative financial instruments for speculative purposes. Information regarding financial instruments is included in note 33, Fair value of financial assets and liabilities.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.

Liquidity risk for the group is monitored through the Treasury liquidity committee which tracks the development of the actual cash flow position for the group and uses input from a number of sources in order to forecast the overall liquidity position both on a short and long- term basis. Corporate Treasury invests surplus cash in money market deposits with appropriate maturities to ensure sufficient liquidity is available to meet liabilities when due.

The rating of the Company’s debt by major rating services may improve or deteriorate. As a result, Philips’ future borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group. At the reporting date, Philips had EUR 3,147 million in cash and cash equivalents (2010: EUR 5,833 million), within which short-term deposits of EUR 2,422 million (2010: EUR 5,229 million) and other liquid assets of EUR 119 million (2010: EUR 101 million). Philips pools cash from subsidiaries to the extent legally and economically feasible; cash not pooled remains available for local operational or investment needs.

Furthermore, Philips has a USD 2.5 billion Commercial Paper Program, a EUR 1.8 billion revolving credit facility that can be used for general corporate purpose, a bilateral credit facility of EUR 900 million, and a EUR 500 million bilateral credit facility. As of December 31, 2011, Philips did not have any loans outstanding under any of these facilities. Additionally Philips also held EUR 110 million of equity investments in available-for-sale financial assets (fair value at December 31, 2011).

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency fluctuations may impact Philips’ financial results. Philips is exposed to currency risk in the following areas:

192      Annual Report 2011

12 Group financial statements 12.11 - 12.11

•	Transaction exposures, related to forecasted sales and purchases and on-balance-sheet receivables/payables resulting from such transactions

•	Translation exposure of net income in foreign entities

•	Translation exposure of foreign-currency intercompany and external debt and deposits

•	Translation exposure of foreign-currency-denominated equity invested in consolidated companies

•	Translation exposure to equity interests in non-functional-currency investments in associates and available-for-sale financial assets.

It is Philips’ policy that significant transaction exposures are hedged by the businesses. Accordingly, all businesses are required to identify and measure their exposures resulting from material transactions denominated in currencies other than their own functional currency. Philips’ policy generally requires committed foreign currency exposures to be fully hedged using forwards. Anticipated transactions may be hedged using forwards or options or a combination thereof. The amount hedged as a proportion of the total exposure identified varies per business and is a function of the ability to project cash flows, the time horizon for the cash flows and the way in which the businesses can adapt to changed levels of foreign-currency exchange rates. As a result, hedging activities will not eliminate all currency risks for these anticipated transaction exposures. Generally, the maximum tenor of these hedges is 18 months.

The following table outlines the estimated nominal value in millions of euros for transaction exposure and related hedges for Philips’ most significant currency exposures consolidated as of December 31, 2011:

Estimated transaction exposure and related hedges

in millions of euros

	maturity 0-60 days		maturity over 60 days
	exposure	hedges	exposure	hedges
Receivables

Functional vs. exposure currency

EUR vs. USD	471	(457)	1,637	(1,093)
USD vs. EUR	255	(227)	1,208	(653)
EUR vs. GBP	70	(64)	166	(100)
EUR vs. PLN	54	(47)	56	(30)
EUR vs. JPY	50	(49)	198	(142)
USD vs. JPY	32	(26)	157	(80)
EUR vs. SEK	27	(22)	53	(31)
CLP vs. USD	24	(24)	—	—
HKD vs. USD	23	(23)	4	(4)
CNY vs. EUR	22	(18)	112	(54)
EUR vs. RUB	21	(21)	—	—
Others	203	(169)	558	(300)

Payables

Functional vs. exposure currency

EUR vs. USD	(572)	565	(1,107)	756
ARS vs. USD	(76)	76	(1)	1
BRL vs. USD	(54)	51	(129)	88
EUR vs. PLN	(39)	31	(152)	80
USD vs. CNY	(38)	38	(237)	144
GBP vs. EUR	(27)	19	(73)	38
IDR vs. USD	(23)	16	(99)	52
CLP vs. USD	(21)	20	(11)	5
USD vs. MYR	(21)	15	(54)	22
EUR vs. GBP	(17)	16	(52)	31
Others	(241)	195	(588)	337

The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance-sheet accounts receivable/ payable and forecasted sales and purchases. Changes in the value of on-balance-sheet foreign-currency accounts receivable/payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under costs of sales. Hedges related to forecasted transactions, where hedge accounting is applied, are accounted for as cash flow hedges. The results from such hedges are deferred in other comprehensive income within equity to the extent that the hedge is effective. As of December 31, 2011, a gain of EUR 9 million was deferred in equity as a result of these hedges. The result deferred in equity will be released to earnings mostly during 2012 at the time when the related hedged transactions affect the income statement. During 2011, a net gain of EUR 1 million was recorded in the income statement as a result of ineffectiveness on certain anticipated cash flow hedges.

The total net fair value of hedges related to transaction exposure as of December 31, 2011 was an unrealized asset of EUR 7 million. An instantaneous 10% increase in the value of the euro against all currencies would lead to an increase of EUR 19 million in the value of the derivatives; including a EUR 77 million increase related to foreign exchange transactions of the euro against the US dollar, partially offset by a EUR 17 million decrease related to foreign exchange transactions

Annual Report 2011      193

12 Group financial statements 12.11 - 12.11

of the US dollar against the euro, a EUR 14 million decrease related to foreign exchange transactions of the Japanese yen against the euro, and a EUR 10 million decrease related to foreign exchange transactions of the pound sterling.

The EUR 19 million increase includes a gain of EUR 21 million that would impact the income statement, which would largely offset the opposite revaluation effect on the underlying accounts receivable and payable, and the remaining loss of EUR 3 million would be recognized in equity to the extent that the cash flow hedges were effective.

Foreign exchange exposure also arises as a result of inter-company loans and deposits. Where the Company enters into such arrangements the financing is generally provided in the functional currency of the subsidiary entity. The currency of the Company’s external funding and liquid assets is matched with the required financing of subsidiaries either directly through external foreign currency loans and deposits, or synthetically by using foreign exchange derivatives. In certain cases where group companies may also have external foreign currency debt or liquid assets, these exposures are also hedged through the use of foreign exchange derivatives. Changes in the fair value of hedges related to this translation exposure are recognized within financial income and expenses in the income statement and are largely offset by the revaluation of the hedged items. The total net fair value of these derivatives as of December 31, 2011, was a liability of EUR 518 million. An instantaneous 10% increase in the value of the euro against all currencies would lead to an increase of EUR 388 million in the value of the derivatives, including a EUR 329 million increase related to the US dollar.

Philips does not hedge the translation exposure of net income in foreign entities. Translation exposure of foreign-currency equity invested in consolidated entities may be hedged. If a hedge is entered into, it is accounted for as a net investment hedge. As of December 31, 2011, Philips had no outstanding derivatives accounted for as net investment hedges.

Philips does not currently hedge the foreign exchange exposure arising from equity interests in non-functional-currency investments in associates and available-for-sale financial assets.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of December 31, 2011, Philips had outstanding debt of EUR 3,860 million, which created an inherent interest rate risk. Failure to effectively hedge this risk could negatively impact financial results. At year-end, Philips held EUR 3,147 million in cash and cash equivalents, total long-term debt of EUR 3,278 million and total short-term debt of EUR 582 million. At December 31, 2011, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 73%, compared to 55% one year earlier.

A sensitivity analysis shows that if long-term interest rates were to decrease instantaneously by 1% from their level of December 31, 2011, with all other variables (including foreign exchange rates) held constant, the fair value of the long-term debt would increase by approximately EUR 245 million. If there was an increase of 1% in long-term interest rates, this would reduce the market value of the long-term debt by approximately EUR 245 million.

If interest rates were to increase instantaneously by 1% from their level of December 31, 2011, with all other variables held constant, the annualized net interest expense would decrease by approximately EUR 21 million. This impact was based on the outstanding net cash position at December 31, 2011.

Equity price risk

Equity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in equity prices.

Philips is a shareholder in several publicly listed companies, including Chimei Innolux, Shenyang Neusoft Corporation Ltd, and TPV Technology Ltd. As a result, Philips is exposed to potential financial loss through movements in their share prices. The aggregate equity price exposure of publicly listed investments in its main available-for-sale financial assets amounted to approximately EUR 110 million at year-end 2011 (2010: EUR 270 million including investments in associates shares that were sold during 2010). Philips does not hold derivatives in its own stock or in the above-mentioned listed companies. Philips is also a shareholder in several privately owned companies amounting to EUR 23 million. As a result, Philips is exposed to potential value adjustments.

As part of the sale of shares in NXP to Philips Pension Trustees Limited there was an arrangement that may entitle Philips to a cash payment from the UK Pension Fund on or after September 7, 2014 if the value of the NXP shares has increased by this date to a level in excess of a predetermined threshold, which at the time of the transaction was substantially above the transaction price, and the UK Pension Fund is in surplus (on the regulatory funding basis) on September 7, 2014.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.

Philips is a purchaser of certain base metals, precious metals and energy. Philips hedges certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. The commodity price derivatives that Philips enters into are accounted for as cash flow hedges to offset forecasted purchases. As of December 2011, a loss of EUR 1 million was deferred in equity as a result of these hedges. A 10% increase in the market price of all commodities as of December 31, 2011 would increase the fair value of the derivatives by EUR 1 million.

Credit risk

Credit risk represents the loss that would be recognized at the reporting date, if counterparties failed completely to perform their payment obligations as contracted. Credit risk is present within Philips trade receivables. To have better insights into the credit exposures, Philips performs ongoing evaluations of the financial and non-financial condition of its customers and adjusts credit limits when appropriate. In instances where the creditworthiness of a customer is determined not to be sufficient to grant the credit limit required, there are a number of mitigation tools that can be utilized to close the gap including reducing payment terms, cash on delivery, pre-payments and pledges on assets.

Philips invests available cash and cash equivalents with various financial institutions and is exposed to credit risk with these counterparties. Philips is also exposed to credit risks in the event of non-performance by financial institutions with respect to financial derivative instruments. Philips actively manages concentration risk and on a daily basis measures the potential loss under certain stress scenarios, should a financial institution default. These worst-case scenario losses are monitored and limited by the company.

The company does not enter into any financial derivative instruments to protect against default by financial institutions. However, where possible the company requires all financial institutions with whom it deals in derivative transactions to complete legally enforceable netting agreements under an International Swap Dealers Association master agreement or otherwise prior to trading, and whenever possible, to have a strong credit rating from Standard & Poor’s and Moody’s Investor Services. Philips also regularly monitors the development of the credit risk of its financial counterparties. Wherever possible, cash is invested and financial transactions are concluded with financial institutions with strong credit ratings or with governments or government-backed institutions.

Below table shows the credit ratings of the financial institutions with which Philips had short-term deposits above EUR 25 million as of December 31, 2011:

Credit risk with number of counterparties

for deposits above EUR 25 million

	25-100 million	100-500 million	500-2,000 million
AAA-rated governments	—	1	—
AAA-rated government banks	—	—	1
AAA-rated bank counterparties	—	—	—
AA-rated bank counterparties	2	1	1
A-rated bank counterparties	1	—	—

	3	2	2

194      Annual Report 2011

12 Group financial statements 12.11 - 12.11

For an overview of the overall maximum credit exposure of the group’s financial assets, please refer to note 33, Fair value of financial assets and liabilities for details of carrying amounts and fair value.

Country risk

Country risk is the risk that political, legal, or economic developments in a single country could adversely impact our performance. The country risk per country is defined as the sum of the equity of all subsidiaries and associated companies in country cross-border transactions, such as intercompany loans, accounts receivable from third parties and intercompany accounts receivable. The country risk is monitored on a regular basis.

As of December 31, 2011, the company had country risk exposure of EUR 10 billion in Belgium, EUR 9 billion in the United States, and EUR 1.4 billion in China (including Hong Kong). Other countries higher than EUR 500 million are Japan (EUR 876 million), United Kingdom (EUR 728 million) and the Netherlands (EUR 618 million). Countries where the risk exceeded EUR 300 million but was less than EUR 500 million are Germany, Poland and Italy. The degree of risk of a country is taken into account when new investments are considered. The company does not, however, use financial derivative instruments to hedge country risk.

Other insurable risks

Philips is covered for a broad range of losses by global insurance policies in the areas of property damage/business interruption, general and product liability, transport, directors’ and officers’ liability, employment practice liability, crime, and aviation product liability.

The counterparty risk related to the insurance companies participating in the above mentioned global insurance policies are actively managed. As a rule Philips only selects insurance companies with a S&P credit rating of at least A-. Throughout the year the counterparty risk is monitored on a regular basis.

To lower exposures and to avoid potential losses, Philips has a worldwide Risk Engineering program in place. The main focus in this program is on property damage and business interruption risks, which also include interdependencies. Philips sites, and also a limited number of sites of key suppliers, are inspected on a regular basis by the Risk Engineering personnel of the insurer. Inspections are carried out against predefined Risk Engineering standards which are agreed between Philips and the insurers. Recommendations are made in a Risk Management report and are reviewed centrally. This is the basis for decision-making by the local management of the business as to which recommendations will be implemented. In 2011 additional focus was put on assessing natural catastrophe exposures. For all policies, deductibles are in place, which vary from EUR 250,000 to EUR 2,500,000 per occurrence and this variance is designed to differentiate between the existing risk categories within Philips. Above this first layer of working deductibles, Philips operates its own re-insurance captive, which during 2011 retained EUR 2.5 million per occurrence for property damage and business interruption losses and EUR 5 million in the aggregate per year. For general and product liability claims, the captive retained EUR 1.5 million per claim and EUR 6 million in the aggregate. New contracts were signed on December 31, 2011, for the coming year, whereby the re-insurance captive retentions remained unchanged.

Subsequent events

Acquisition of Indal Group

On January 9, 2012, Philips completed the purchase of all outstanding shares of Indal Group, a Spanish professional luminaires company mainly focused on outdoor lighting solutions. Philips paid a total net cash consideration of EUR 210 million. The impact of this acquisition is not material in respect of IFRS 3 disclosure requirements.

Philips and Sara Lee Corp. agreement on Senseo trademark

On January 26, 2012, Philips announced that it has agreed to extend its partnership with Sara Lee Corp (Sara Lee) to drive growth in the global coffee market. Under a new exclusive partnership framework, which will run through 2020, Philips will be the exclusive Senseo consumer appliance manufacturer and distributor for the duration of the agreement. As part of the agreement, Philips will transfer its 50% ownership right in the Senseo trademark to Sara Lee. Under the terms of the agreement, Sara Lee will pay Philips a total consideration of EUR 170 million. The consideration for the agreement, which is expected to close in the first half of 2012, will be recorded as pre-tax earnings.

Divestment of TV Business

On February 22, 2012, the shareholders of TPV Technology Limited (TPV) approved the strategic partnership with Philips regarding its Television business. At the end of the first quarter of 2012, Philips will transfer its Television business to a newly established entity in which TPV will hold a 70% interest and Philips will hold the remaining 30% of the shares.

Annual Report 2011      195

12 Group financial statements 12.12 - 12.12

12.12 Independent auditors’ report – Group

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:

We have audited the accompanying consolidated balance sheets of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011 included in section 12.4 to 12.11. These consolidated financial statements are the responsibility of Koninklijke Philips Electronics N.V.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Koninklijke Philips Electronics N.V.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2012, expressed an unqualified opinion on the effectiveness of the company’s internal control over financial reporting.

/s/ KPMG ACCOUNTANTS N.V.

Amsterdam, The Netherlands

February 23, 2012

196      Annual Report 2011

13 Company financial statements 13 - 13

13 Company financial statements

Introduction

Statutory financial statements

The sections Group financial statements and Company financial statements contain the statutory financial statements of Koninklijke Philips Electronics N.V. (the Company).

Accounting policies applied

The financial statements of the Company included in this section are prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code. Section 362 (8), Book 2, Dutch Civil Code, allows companies that apply IFRS as adopted by the European Union in their consolidated financial statements to use the same measurement principles in their company financial statements. The Company has prepared these Company financial statements using this provision.

The accounting policies are described in section 12.10, Significant accounting policies, of this report.

Subsidiaries are accounted for using the net equity value in these Company financial statements.

Presentation of Company financial statements

The structure of the Company balance sheets is aligned with the Consolidated balance sheets in order to achieve optimal transparency between the Group financial statements and the Company financial statements. Consequently, the presentation of the Company balance sheets deviates from Dutch regulations.

The Company balance sheet has been prepared before the appropriation of result.

The Company statement of income has been prepared in accordance with Section 2:402 of the Dutch Civil Code, which allows a simplified Statement of income in the Company financial statements in the event that a comprehensive Statement of income is included in the consolidated Group financial statements.

Additional information

For ‘Additional information’ within the meaning of Section 2:392 of the Dutch Civil Code, please refer to section 12.12, Independent auditor’s report—Group, of this report, section 13.5, Independent auditor’s report—Company, of this report, and section 5.5, Proposed distribution to shareholders, of this report.

Annual Report 2011      197

13 Company financial statements 13.1 - 13.1

13.1 Balance sheets before appropriation of results

Balance sheets of Koninklijke Philips Electronics N.V. as of December 31

in millions of euros

		2010		2011
Assets
Non-current assets:
Property, plant and equipment	1		1
Intangible assets	38		19
Investments in affiliated companies1)	21,060		19,601
Deferred tax assets	38		129
Other non-current financial assets	109		114
		21,246		19,864
Current assets:
Receivables	1,668		3,206
Cash and cash equivalents	3,527		1,000
		5,195		4,206

		26,441		24,070
Liabilities and shareholders’ equity
Shareholders’ equity:
Preference shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2010: 2,000,000,000 shares)
- Issued: none
Common shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2010: 2,000,000,000 shares)
- Issued and fully paid: 1,008,975,445 shares (2010: 986,078,784 shares)	197		202
Capital in excess of par value	354		813
Legal reserve: revaluation	86		70
Legal reserve: available-for-sale financial assets	139		45
Legal reserve: cash flow hedges	(5)		(9)
Legal reserve: affiliated companies	1,078		1,089
Legal reserve: currency translation differences	(65)		7
Retained earnings	12,892		13,123
Net income 2)	1,446		(1,295)
Treasury shares, at cost: 82,880,543 shares (2010: 39,572,400 shares)	(1,076)		(1,690)
		15,046		12,355
Non-current liabilities:
Long-term debt	2,678		2,955
Long-term provisions1)	17		49
Deferred tax liabilities	41		9
Other non-current liabilities	52		82
		2,788		3,095
Current liabilities:
Short-term debt	7,244		7,351
Short-term provisions1)	5		—
Other current liabilities1)	1,358		1,269
		8,607		8,620
Contractual obligations and contingent liabilities not appearing in the balance sheet

		26,441		24,070

1)	Prior period insignificant amounts have been reclassified due to new insights in line with accounting policies
2)	Prepared before appropriation of results

198      Annual Report 2011

13 Company financial statements 13.2 - 13.3

13.2 Statements of income

Statements of income of Koninklijke Philips Electronics N.V. for the years ended December 31

in millions of euros

	2010	2011
Net income from affiliated companies	1,262	(1,227)
Other net income	184	(68)

Net income	1,446	(1,295)

13.3 Statement of changes in equity

Statement of changes in equity of Koninklijke Philips Electronics N.V.

in millions of euros unless otherwise stated

	legal reserves
	outstand- ing num- ber of shares in thousands	com- mon shares	capital in excess of par value	revalua- tion	available- for-sale financial assets	cash flow hedges	affiliated compa- nies	currency translation differences	retained earnings	net income	treasury shares at cost	share- holders’ equity
Balance as of January 1, 2011	946,506	197	354	86	139	(5)	1,078	(65)	12,892	1,446	(1,076)	15,046
Appropriation of prior year result									1,446	(1,446)		—
Net income										(1,295)		(1,295)
Release revaluation reserve				(16)					16			—
Net current period change					(87)	(31)	11	71	(458)			(494)
Income tax on net current period change					19			(2)				17
Reclassification into income					(26)	27		3				4
Dividend distributed	22,897	5	443						(711)			(263)
Non-controlling interest									(5)			(5)
Purchase of treasury shares	(47,508)								(51)		(700)	(751)
Re-issuance of treasury shares	4,200		(34)						(6)		86	46
Share-based compensation plans			56									56
Income tax on share-based compensation plans			(6)									(6)

Balance as of December 31, 2011	926,095	202	813	70	45	(9)	1,089	7	13,123	(1,295)	(1,690)	12,355

Annual Report 2011      199

13 Company financial statements 13.4 - 13.4

13.4 Notes

All amounts in millions of euros unless otherwise stated

Notes to the Company financial statements

Investments in affiliated companies

The investments in affiliated companies (including goodwill) are presented in the balance sheet based on either their net asset value in accordance with the aforementioned accounting principles of the consolidated financial statements, or at amortized cost.

	investments in Group companies1)	investments in associates	loans	total
Balance as of January 1, 2011	19,256	80	1,724	21,060
Changes:
Reclassifications	—	1	—	1
Acquisitions/additions	734	28	285	1,047
Sales/redemptions	(137)	—	(249)	(386)
Net income from affiliated companies	(1,237)	10	—	(1,227)
Dividends received	(454)	(27)	—	(481)
Translation differences	59	3	(6)	56
Other	(469)	—	—	(469)

Balance as of December 31, 2011	17,752	95	1,754	19,601

1)	Prior period insignificant amounts have been reclassified due to new insights in line with accounting policies

A list of subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code, Book 2, Sections 379 and 414), is deposited at the Chamber of Commerce in Eindhoven, Netherlands.

Included in Other, under Investments in affiliated companies, are actuarial gains and losses of EUR 447 million related to defined- benefit plans of group companies.

Other non-current financial assets

	available- for-sale financial assets	loans and receivables	financial assets at fair value through profit and loss	total
Balance as of January 1, 2011	108	1	—	109
Changes:
Reclassifications	(1)	—	—	(1)
Acquisitions/additions	22	24	—	46
Sales/redemptions/reductions	(12)	—	—	(12)
Value adjustments	(29)	—	8	(21)
Impairments	(7)	—	—	(7)

Balance as of December 31, 2011	81	25	8	114

Available-for-sale financial assets

The Company’s investments in available-for-sale financial assets mainly consists of investments in common stock of companies in various industries.

Loans and receivables

The increase of loans and receivables in 2011 mainly related to the loan given to Philips Sport Vereniging (PSV).

Financial assets at fair value through profit and loss

On September 7, 2010, Philips sold its entire holding of common shares in NXP Semiconductors B.V. (NXP) to Philips Pension Trustees Limited (herein after referred to as “UK Pension Fund”). As a result of this transaction the UK Pension fund obtained the full legal title and ownership of the NXP shares, including the entitlement to any future dividends and the proceeds from any sale of shares. From the date of the transaction the NXP shares are an integral part of the plan assets of the UK Pension Fund. The purchase agreement with the UK Pension Fund includes an arrangement that may entitle Philips to a cash payment from the UK Pension Fund on or after September 7, 2014, if the value of the NXP shares has increased by this date to a level in excess of a predetermined threshold, which at the time of the transaction was substantially above the transaction price, and the UK Pension Fund is in a surplus (on the regulatory funding basis) on September 7, 2014. The arrangement qualifies as a financial instrument and is reported under financial assets at fair value through profit and loss. The fair value of the arrangement was estimated to be zero as of December 31, 2010. As of December 31, 2011, management’s best estimate of the fair value of the arrangement is EUR 8 million, based on the risks, the stock price of NXP, the current progress and the long-term nature of the recovery plan of the UK Pension Fund. The change in fair value until December 31, 2011, is reported under value adjustments in the table above.

Receivables

	2010	2011
Trade accounts receivable	106	85
Affiliated companies	1,261	2,679
Other receivables	28	27
Advances and prepaid expenses	43	36
Derivative instruments—assets	230	379

	1,668	3,206

In 2011, receivables increased by EUR 1,538 million, which largely relates to increased receivables with affiliated companies of EUR 1,418 million as a result of increased financing towards these companies to meet their cash flow requirements. This movement is also partially reflected within the Company’s cash and cash equivalents position, which fell by EUR 2,527 million.

Shareholders’ equity

Common shares

As of December 31, 2011, the issued and fully paid share capital consists of 1,008,975,445 common shares, each share having a par value of EUR 0.20.

In May 2011, Philips settled a dividend of EUR 0.75 per common share, representing a total value of EUR 711 million. Shareholders could elect for a cash dividend or a share dividend. Approximately 63% of the shareholders elected for a share dividend, resulting in the issuance of 22,896,661 new common shares. The settlement of the cash dividend resulted in a payment of EUR 263 million.

Preference shares

The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to (de facto) take over control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. As of December 31, 2011, no preference shares have been issued.

Option rights/restricted shares

The Company has granted stock options on its common shares and rights to receive common shares in the future. Please refer to note 30, Share-based compensation, which is deemed incorporated and repeated herein by reference.

200      Annual Report 2011

13 Company financial statements 13.4 - 13.4

Treasury shares

In connection with the Company’s share repurchase programs, shares which have been repurchased and are held in treasury for (i) delivery upon exercise of options and convertible personnel debentures and under restricted share programs and employee share purchase programs, and (ii) capital reduction purposes, are accounted for as a reduction of shareholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a FIFO basis.

Any difference between the cost and the cash received at the time treasury shares are issued, is recorded in capital in excess of par value, except in the situation in which the cash received is lower than cost, and capital in excess of par has been depleted.

The following transactions took place resulting from employee option and share plans:

	2010	2011
Shares acquired	15,237	32,484
Average market price	EUR 25.35	EUR 19.94
Amount paid	—	EUR 1 million
Shares delivered	5,397,514	4,200,181
Average market price	EUR 23.99	EUR 20.54
Amount received	EUR 71 million	EUR 87 million
Total shares in treasury at year-end	37,720,402	33,552,705
Total cost	EUR 1,051 million	EUR 965 million

In order to reduce share capital, the following transactions took place in 2011 (there were no transactions to reduce share capital in 2011):

	2010	2011
Shares acquired	—	47,475,840
Average market price	—	EUR 14.74
Amount paid	—	EUR 700 million
Reduction of capital stock	—	—
Total shares in treasury at year-end	1,851,998	49,327,838
Total cost	EUR 25 million	EUR 725 million

Dividend distributed from retained earnings

A proposal will be submitted to the General Meeting of Shareholders to pay a dividend of EUR 0.75 per common share, in cash or shares at the option of the shareholder, from retained earnings.

Legal reserves

As of December 31, 2011, legal reserves relate to the revaluation of assets and liabilities of acquired companies in the context of multi-stage acquisitions of EUR 70 million (2010: EUR 86 million), unrealized gains on available-for-sale financial assets of EUR 45 million (2010: EUR 139 million), unrealized losses on cash flow hedges of EUR 9 million (2010: unrealized losses of EUR 5 million), ‘affiliated companies’ of EUR 1,089 million (2010: EUR 1,078 million) and currency translation gains of EUR 7 million (2010: losses of EUR 65 million).

The item ‘affiliated companies’ relates to the ‘wettelijke reserve deelnemingen’, which is required by Dutch law. This reserve relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

Limitations in the distribution of shareholders’ equity

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity of EUR 1,413 million (2010: EUR 1,500 million). As at December 31, 2011, such limitations relate to common shares of EUR 202 million (2010: EUR 197 million) as well as to legal reserves included under ‘revaluation’ of EUR 70 million (2010: EUR 86 million), currency translation gains of EUR 7 million (2010 involved losses, see comment below), available-for-sale financial assets of EUR 45 million (2010: EUR 139 million) and ‘affiliated companies’ of EUR 1,089 million (2010: EUR 1,078 million).

In general, gains related to currency translation differences, available-for-sale financial assets and cash flow hedges cannot be distributed as part of shareholders’ equity as they form part of the legal reserves protected under Dutch law. By their nature, losses relating to currency translation differences, available-for-sale financial assets and cash flow hedges reduce shareholders’ equity, and thereby distributable amounts.

Therefore, gains related to currency translation differences (2011: EUR 7 million) and available-for-sale financial assets (2011: EUR 45 million) included in other reserves limit the distribution of shareholders’ equity. The losses related to cash flow hedges (2011: EUR 9 million) reduce the distributable amount by their nature.

Annual Report 2011      201

13 Company financial statements 13.4 - 13.4

Long-term debt and short-term debt

Long-term debt

	(range of) interest rates	average interest rate	amount outstanding	due in 1 year	due after 1 year	due after 5 years	average remaining term (in years)	amount outstanding 2010
Eurobonds	—	—	—	—	—	—	—	750
USD bonds	4.6 -7.8%	6.2%	2,505	—	2,505	2,007	12.2	2,687
Convertible debentures	—	—	23	23	—	—	—	38
Intercompany financing	0.2 -5.7%	1.1%	996	996	—	—	—	211
Bank borrowings	2.8 -3.4%	3.2%	450	—	450	200	5.6	250
Other long-term debt	2.3 -19.0%	4.7%	56	56	—	—	1.0	54

			4,030	1,075	2,955	2,207		3,990
Corresponding data previous year			3,990	1,312	2,678	1,943		4,177

The following amounts of the long-term debt as of December 31, 2011, are due in the next five years:

2012	1,075
2013	498
2014	250
2015	—
2016	—

1,823
Corresponding amount previous year	2,047

Convertible debentures include Philips personnel debentures. For more information, please refer to note 19, Long-term debt and short-term debt.

Short-term debt

Short-term debt includes the current portion of outstanding external and intercompany long-term debt of EUR 1,075 million (2010: EUR 1,312 million), other debt to group companies totaling EUR 6,214 million (2010: EUR 5,869 million) and short-term bank borrowings of EUR 62 million (2010: EUR 63 million).

Other current liabilities

	20101)	2011
Income tax payable	79	—
Other short-term liabilities	40	64
Accrued expenses	231	171
Derivative instruments—liabilities	1,008	1,034

	1,358	1,269

1)	Prior period insignificant amounts have been reclassified due to new insights in line with accounting policies

Net income

Net income in 2011 amounted to a loss of EUR 1,295 million (2010: a gain of EUR 1,446 million). The decrease of net results in 2011 compared to 2010 is especially due to the financial performance of affiliated companies.

Employees

The number of persons employed by the Company at year-end 2011 was 9 (2010: 11) and included the members of the Board of Management and certain leaders from functions, businesses and markets, together referred to as the Executive Committee.

For the remuneration of past and present members of both the Board of Management and the Supervisory Board, please refer to note 32, Information on remuneration, which is deemed incorporated and repeated herein by reference.

Contractual obligations and contingent liabilities not appearing in the balance sheet

Philips entered into contracts with several venture capitalists where it committed itself to make, under certain conditions, capital contributions to investment funds to an aggregated amount of EUR 56 million until December 31, 2021. These investments will qualify as non-controlling interests once the capital contributions have been paid. Furthermore, Philips made commitments to third parties of EUR 33 million with respect to sponsoring activities. The amounts are due before 2016.

General guarantees as referred to in Section 403, Book 2, of the Dutch Civil Code, have been given by the Company on behalf of several group companies in the Netherlands. The liabilities of these companies to third parties and investments in associates totaled EUR 1,450 million as of year-end 2011 (2010: EUR 1,434 million).

Guarantees totaling EUR 279 million (2010: EUR 266 million) have also been given on behalf of other group companies and credit guarantees totaling EUR 14 million (2010: EUR 29 million) on behalf of unconsolidated companies and third parties. The Company is the head of a fiscal unity that contains the most significant Dutch wholly-owned group companies. The Company is therefore jointly and severally liable for the tax liabilities of the tax entity as a whole. For additional information, please refer to note 25, Contingent liabilities.

Audit fees

For a summary of the audit fees, please refer to the Group Financial statements, note 1, Income from operations.

Subsequent events

Acquisition of Indal Group

On January 9, 2012, Philips completed the purchase of all outstanding shares of Indal Group, a Spanish professional luminaires company mainly focused on outdoor lighting solutions. Philips paid a total net cash consideration of EUR 210 million. The impact of this acquisition is not material in respect of IFRS 3 disclosure requirements.

Philips and Sara Lee Corp. agreement on Senseo trademark

On January 26, 2012, Philips announced that it has agreed to extend its partnership with Sara Lee Corp (Sara Lee) to drive growth in the global coffee market. Under a new exclusive partnership framework, which will run through 2020, Philips will be the exclusive Senseo consumer appliance manufacturer and distributor for the duration of the agreement. As part of the agreement, Philips will transfer its 50% ownership right in the Senseo trademark to Sara Lee. Under the terms of the agreement, Sara Lee will pay Philips a total consideration of EUR 170 million. The consideration for the agreement, which is expected to close in the first half of 2012, will be recorded as pre-tax earnings.

202      Annual Report 2011

13 Company financial statements 13.5 - 13.5

Divestment of TV Business

On February 22, 2012, the shareholders of TPV Technology Limited (TPV) approved the strategic partnership with Philips regarding its Television business. At the end of the first quarter of 2012, Philips will transfer its Television business to a newly established entity in which TPV will hold a 70% interest and Philips will hold the remaining 30% of the shares.

February 23, 2012

The Supervisory Board

The Board of Management

13.5 Independent auditor’s report—Company

Independent auditor’s report

To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:

Report on the Company financial statements

We have audited the accompanying Company financial statements 2011 which are part of the financial statements of Koninklijke Philips Electronics N.V., Eindhoven, the Netherlands, and comprise the Company balance sheet as at December 31, 2011, the Company statements of income and changes in equity for the year then ended, and the notes, comprising a summary of the accounting policies and other explanatory information as included in section 13 to 13.5.

Management’s responsibility

The Board of Management is responsible for the preparation and fair presentation of the Company financial statements and for the preparation of the Management report, both in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the Company financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these Company financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Company financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Company financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Company financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the Company financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Company financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Company financial statements give a true and fair view of the financial position of Koninklijke Philips Electronics N.V. as at December 31, 2011, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirements under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the Management report, as defined in the introduction paragraph of section 12 Group financial statements, and to the extent we can assess, has been prepared in accordance with part 9 of Book 2 of this Code, and if the information as required under Section 2:392 sub 1 at b - h has been annexed. Further, we report that the Management report, to the extent we can assess, is consistent with the Company financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Amsterdam, The Netherlands

February 23, 2012

KPMG ACCOUNTANTS N.V.

M.A. Soeting RA

Annual Report 2011      203

14 Sustainability statements 14 - 14

14 Sustainability statements

Approach to sustainability reporting

Philips has a long tradition of sustainability reporting, beginning in 1999 when we published our first environmental annual report. We expanded our reporting in 2003 with the launch of our first sustainability annual report, which provided details of our social and economic performance in addition to our environmental results.

In 2012, we published our fourth annual integrated financial, social and environmental report, reflecting the progress we have made embedding sustainability in our way of doing business. This is also supported by the inclusion of sustainability in the Philips Management Agenda and the company strategy.

Reporting standards

We have followed relevant best practice standards and international guidelines while compiling the sustainability performance covered in this report. Most important are the Global Reporting Initiative’s (GRI) G3.1 Sustainability Reporting Guidelines.

With regard to the GRI Application Levels system, we assessed ourselves at the A+ level. A detailed overview of our Management Approach and the G3.1 Core Indicators is provided at the end of this section.

We signed on to the United Nations Global Compact in March 2007, joining thousands of companies from all regions of the world as well as international labor and civil society organizations to advance 10 universal principles in the areas of human rights, labor, the environment and anti-corruption. Our General Business Principles, Sustainability and Environmental Policies, and our Supplier Sustainability Declaration are the cornerstones that enable us to live up to the standards set by the Global Compact. This is closely monitored and reported, as illustrated throughout this report, which is our annual Communication on Progress (COP) submitted to the UN Global Compact Office.

Tracking trends

We continuously follow external trends to determine the issues most relevant for our company and those where we can make a positive contribution to society at large. In addition to our own research, we make use of a variety of sources, including the United Nations Environmental Programme (UNEP), World Bank, World Business Council for Sustainable Development (WBCSD), World Economic Forum and World Health Organization. Our work also involves tracking topics of concern to governments, regulatory bodies, academia, and non-governmental organizations, and following the resulting media coverage.

Stakeholder engagement

Across all our activities we seek to engage stakeholders to gain their feedback on specific areas of our business. Working in partnerships is crucial in delivering on our commitment to bring “sense and simplicity” to people’s health and well-being. We participate in meetings and task forces as a member of organizations including the WBCSD, Electronic Industry Citizenship Coalition (EICC), Carbon Disclosure Project Supply Chain, European Committee of Domestic Equipment Manufacturers (CECED), Federation of National Manufacturers Associations for Luminaires and Electrotechnical Components for Luminaires in the European Union (CELMA), European Coordination Committee of the Radiological, Electromedical and Healthcare IT Industry (COCIR), Digital Europe, European Lamp Companies Federation (ELC), European Roundtable of Industrialists (ERT), National Electrical Manufacturers Association (NEMA), Environmental Leadership Council of the Information Technology Industry Council (ELC ITIC), Consumer Electronics Association (CEA), Association of Home Appliance Manufacturers (AHAM) and Healthcare Plastics Recycling Council (HPRC).

In 2011, a multi-stakeholder project with the Sustainable Trade Initiative (IDH), a number of NGOs, and electronic companies was started. The program focuses on improving working circumstances in the electronics industry in China.

Furthermore, we engaged with a number of NGOs, including Enough, GoodElectronics, MakeITfair, the leading Dutch labor union (FNV), the Chinese Institute of Public and Environmental Affairs, SOMO, Amnesty International and Greenpeace.

The Philips Center for Health and Well-being

Philips seeks to address key societal issues and solutions relating to themes such as healthy and active aging, livable cities and healthy lifestyles through The Philips Center for Health and Well-being. The Center was launched in December 2009 and brings together teams of multidisciplinary experts from all over the world in think tanks. Participants include NGOs such as the World Bank, Global Health Council, European Patient’s Forum, ISOCARP (international association of urban planners), and global experts on each of the respective subjects. The aging well think tank works from the US and is debating how aging populations can remain independent and engaged through their life transitions. The livable cities think tank works from Singapore and Shanghai, and is taking a holistic view of a livable city and is defining “livability” which includes a city being resilient, sustainable, authentic and inclusive. Additionally, the Philips Index for Health & Well-being is a global research project being conducted by the Center. It aims to identify what citizens find important when it comes to their health and well-being. The research examines the mega-trends that shape each nation’s healthcare, lifestyle and who we are as a society, with a focus on what aspects of health and well-being are most important. It was conducted in 31 countries during 2010 and 2011, with over 31,000 consumers surveyed. In addition, during 2011 the Center also conducted a survey on parents and parenting in 7 countries across the world, asking parents about their health & well-being, their experiences of childbirth and breastfeeding and their concerns for their children’s future. For more information on the work of the Center, go to www.philips-thecenter.org.

Working on global issues

In 2011, Philips participated in the United Nations Climate Change Conference in Durban, South Africa. We partnered with other leading industry players, governmental organizations, NGOs (like The Climate Group) and the United Nations Environmental Program to create a global sectoral agreement on phasing out inefficient lighting.

In 2011, to mark Philips’ 120th anniversary, we organized the Philips Innovation Experience. As our innovations address key societal developments —e.g. reforming healthcare, improving the livability of our cities and promoting healthy lifestyles—we firmly believe that true innovation is not achieved in isolation, but thrives on constructive dialogue with all stakeholders involved. To fuel this dialogue, about 100 thought leaders and decision makers, more than 100 media representatives, employees and students convened for the interactive event on Innovation for Health and Well-being in the Evoluon in Eindhoven, The Netherlands.

Biodiversity

Philips has continued to progress on the subject of biodiversity in 2011 and participated for the 4th year running in the IUCN NL Leaders for Nature programs. In December 2011 Philips and 10 other Dutch and multinational companies signed a statement of intent to address biodiversity and ecosystem restoration in the Netherlands and abroad during which the Dutch Taskforce Biodiversity and Natural Resources presented their final report to the Dutch government.

The participating companies intend to work together during the coming 20 years to protect and restore biodiversity and ecosystems. To begin with partner companies will work on a pilot project to improve biodiversity on joint company premises, linking green areas and thereby increasing biodiversity. The partner companies will also share best practices on closing the materials loop, supply chain sustainability, and processes. This is especially important in view of increasing risks concerning the prices and availability of new and recycled materials, and non-renewable energy.

The partner companies realize that limits of growth are being determined by the status of our ecosystems and only by working together can we learn how to grow sustainably. Philips policy continues to focus on:

204      Annual Report 2011

14 Sustainability statements 14 - 14

•	Continuing to reduce the impact of our operations through our Green Manufacturing 2015 program, focusing on CO2 emissions, water, waste and restricted and hazardous substances

•	Continuing our EcoDesign activities, resulting in Green Products

•	Study concepts such as ‘Cradle to Cradle’, ‘Biomimicry’ and ‘The Natural Step’ – all focused on learning or imitating nature’s remarkably efficient designs – for our Sustainable Innovation efforts

•

Continuing our global partnership with IUCN, the International Union for the Conservation of Nature. Together we are exploring how specific lighting technology can redress the disturbance of fauna around the world, enabling it to co-exist with human sea and coastal development, for instance.

Material issues and our focus

Based on ongoing trend analysis and stakeholder input, we identify the key material issues for our company from a sustainability perspective. We have mapped the issues in the table below, taking into account the:

•	level of concern to society at large and stakeholders, versus impact on Philips, and

•	level of control or influence we can have on an issue through our operations and products/solutions.

This is a dynamic process, as we continuously monitor the world around us. We develop our policies and programs based on our findings. The results have been reviewed and approved by the Sustainability Board.

Key material issues

Reference
Environmental

- Climate change	section 4.1, Optimizing our ecological footprint, of this report

- Energy management	section 3.5, Innovation bringing city lighting to life, of this report section 4.1, Optimizing our ecological footprint, of this report section 5.4, Sustainability, of this report

- Clean technologies	sub-section 6.4.1, Corporate Technologies, of this report

- Collection and recycling	chapter 2, Our strategic focus, of this report section 4.1, Optimizing our ecological footprint, of this report section 5.4, Sustainability, of this report section 14.2, EcoVision, of this report

- Limited natural resources and resource efficiency	chapter 2, Our strategic focus, of this report section 4.1, Optimizing our ecological footprint, of this report section 5.4, Sustainability, of this report section 14.2, EcoVision, of this report

- Biodiversity - Increasing product regulation

chapter 14, Sustainability statements, of this report

section 7.5, Compliance risks, of this report

sub-section 6.1.7, Regulatory requirements, of this report

sub-section 6.2.3, About Consumer Lifestyle, of this report

sub-section 6.3.3, About Philips Lighting, of this report

Reference

Societal

- Aging population	chapter 2, Our strategic focus, of this report section 6.1, Healthcare, of this report

- Rising healthcare costs	chapter 2, Our strategic focus, of this report section 6.1, Healthcare, of this report

- Chronic and lifestyle related diseases	chapter 2, Our strategic focus, of this report section 6.1, Healthcare, of this report

- Healthy Living	Message from the CEO, of this report chapter 2, Our strategic focus, of this report section 6.2, Consumer Lifestyle, of this report

- Expanding middle class in growth geographies	Message from the CEO, of this report section 6.2, Consumer Lifestyle, of this report

- Rising attention for human rights	chapter 14, Sustainability statements, of this report

- Demographic shift and urbanization	section 3.1, Philips’ China journey –a dynamic partnership, of this report section 3.5, Innovation bringing city lighting to life, of this report

- Conflict minerals	sub-section 5.4.5, Supplier performance, of this report section 14.6, Supplier indicators, of this report

- Employee health and safety	sub-section 5.4.3, Social performance, of this report section 14.4, Social indicators, of this report

- Economic downturn	Message from the CEO, of this report

Annual Report 2011      205

14 Sustainability statements 14 - 14

Reference

Governance

- Privacy	section 14.5, General Business Principles, of this report

- Growing demand for transparency in the supply chain	sub-section 5.4.5, Supplier performance, of this report section 14.6, Supplier indicators, of this report

- Business ethics and General Business Principles	section 14.5, General Business Principles, of this report section 4.2, Partnering to drive change, of this report

- Partnerships	chapter 14, Sustainability statements, of this report

Sustainability programs and targets

All of our programs are guided by the Philips General Business Principles, which provide the framework for all of our business decisions and actions.

With our longstanding commitment to reducing the environmental impact of our products and processes, we have been establishing action programs with measurable targets starting in 1994 with the program “The Environmental Opportunity”, followed by the range of successive EcoVision programs.

EcoVision4, which was launched in 2007, focuses on the environmental performance of our products and reducing the energy consumption of our operations in order to realize the following by 2012:

•	generate 30% of total revenues from Green Products

•	double investment in Green Innovation to a cumulative EUR 1 billion

•	improve our operational energy efficiency by 25% and reduce CO2 emissions by 25%, all compared with the base year 2007

In February 2010, we launched EcoVision5, comprising three sustainability leadership key performance indicators on ‘care’, ‘energy efficiency’ and ‘materials’ including targets for 2015.

Bringing care to people

•	Target: 500 million lives touched

Improving the energy efficiency of Philips products

•	Target: 50% improvement (for the average total product portfolio) compared to 2009

Closing the materials loop

•	Target: double global collection and recycling amounts and recycled materials in products compared to 2009

As we achieved our Green Product Sales and the Green Innovation target of our EcoVision4 program ahead of schedule, we renewed our 2015 target for Green Product Sales to 50% and Green Innovation to a cumulative EUR 2 billion, to be invested as of 2011.

From 2012 onwards, EcoVision4 and EcoVision5 are merged into a single program labeled as EcoVision.

To continue our efforts to improve our environmental performance in manufacturing, we developed in 2010 our Green Manufacturing 2015 program.

In addition, we have been running programs in other sustainability areas. Our employee programs include engagement, diversity and inclusion, and health and safety. Through our Supplier Sustainability Involvement Program we have been embedding sustainability into our supply management processes since 2003. Further, we have a targeted approach to our social investment programs in the communities in which we operate that reflects our business.

We report on the results of these programs versus targets.

Scope of sustainability reporting

Our sustainability performance reporting encompasses the consolidated Philips Group activities, following the consolidation criteria detailed in this section.

The consolidated selected financial information in this sustainability statements section has been derived from the Group Financial Statements, which are based on IFRS.

Comparability and completeness

For comparability reasons, the Green Product sales, Green Innovation and collection and recycling data was restated to reflect the Television business classified as discontinued operations. Other sustainability data was not adjusted as the impact of Television is not material.

We used expert opinions and estimates for some parts of the Leadership KPI models. There is therefore an inherent uncertainty in our calculations. The figures reported are Philips’ best possible estimate. As our insight increases, we may enhance the methodology in the future.

Environmental data are measured for manufacturing sites with more than 50 industrial employees. Integration of newly acquired manufacturing sites is scheduled according to a defined integration timetable (in principle, first full reporting year after the year of acquisition) and subject to the integration agenda. Data for activities that are divested during the reporting year are not included in full-year reporting.

Social data cover all employees, including temporary employees, but exclude contract workers. Due to the implementation of new HRM systems, we are able to provide additional information on Philips employees for 2009, 2010 and 2011. Historical comparisons may not be available, however.

Health and safety data is measured for units with over 50 FTEs and is voluntary for smaller units. New acquisitions must report, in principle, the first year after acquisition and subject to the integration agenda. Data for activities that are divested during the reporting year are not included in full-year reporting.

Data definitions and scope

Leadership key performance indicators

The three leadership key performance indicators on ‘care’, ‘energy efficiency’ and ‘materials’ and the scope are defined in the respective methodology documents that can be found at www.philips.com/ sustainability.

Green Products

Green Products offer a significant environmental improvement in one or more Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Recycling and disposal and Lifetime reliability. The life cycle approach is used to determine a product’s overall environmental improvement. It calculates the environmental impact of a product over its total life cycle (raw materials, manufacturing, product use and disposal).

Green Products need to have a score in at least one Green Focal Area that is significantly better (at least 10%), compared to the reference product, which can be a competitor or predecessor product in the particular product family. Because of different product portfolios, sectors have specified additional criteria for Green Products.

Green Innovation

Green Innovation comprise all R&D activities directly contributing to the development of Green Products or Green Technologies. A wide set of additional criteria and boundaries have been defined as the basis for internal and external validation.

Environmental data

All environmental data from manufacturing operations are reported on a half-year basis in our intranet-based EcoVision reporting and validation tool, according to defined company guidelines that include definitions, procedures and calculation methods.

Internal validation processes are followed to ensure consistent data quality. The sector validation officers provide support to the data collectors at site level and regularly conduct audits to assess the robustness of data reporting systems.

These EcoVision data from manufacturing are tracked and reported to measure progress against our Green Manufacturing 2015 program targets.

206      Annual Report 2011

14 Sustainability statements 14 - 14.2

Reporting on ISO 14001 certification is based on manufacturing units reporting in EcoVision.

Operational carbon footprint

The Philips operational carbon footprint is calculated on a half-yearly basis and includes:

•	Industrial sites – manufacturing and assembly sites

•	Non-industrial sites – offices, warehouses, IT centers and R&D facilities

•	Business travel – lease and rental cars and airplane travel

•	Logistics – air, sea and road transport

All emission factors used to transform input data (for example, amount of ton-kilometers transported) into CO2 emissions are from the Greenhouse Gas Protocol (GHGP), except for business travel, where the service providers supplied CO2 data based on their own verified methodology. The GHGP distinguishes three scopes. It is mandatory to report on the first two to comply with the GHGP reporting standards.

•

Scope 1 – direct CO2 emissions – is reported on with direct emissions from our industrial and non-industrial sites in full. Emissions from industrial sites, which consist of direct emissions resulting from processes and fossil fuel combustion on site, are reported in the EcoVision reporting system. Emissions from industrial sites that are not yet reporting in EcoVision following recent acquisitions are collected separately, or where actual data is not available, calculated based on average CO2 emissions per square meter of comparable sites in the same sector. Energy use and CO2 emissions from non-industrial sites are based on actual data where available. If this is not the case, they are estimated based on square meters, taking the geographical location and building type of the site into account.

•

Scope 2 – CO2 emissions resulting from the generation of purchased electricity for our premises – is reported on with electricity use from industrial and non-industrial sites in full. Indirect CO2 emissions resulting from purchased electricity, steam and heat are reported in the EcoVision reporting system. Those emissions of industrial sites not yet reporting in EcoVision are calculated on the same basis as described in Scope 1. Indirect emissions of non-industrial sites are calculated in the same manner as described in Scope 1.

•

Scope 3 – other CO2 emissions related to activities not owned or controlled by the Group is reported on for our business travel and distribution activities. Commuting by our employees, upstream distribution (before suppliers ship to us), outsourced activities and emissions resulting from product use by our customers are not included in our operational carbon footprint. The calculations for business travel by lease cars are based on actual fuel usage and for rental cars on distance traveled. Emissions from business travel by airplane are calculated by the supplier based on mileage flown and emission factors from DEFRA (UK Department of Environment, Food and Rural Affairs), distinguishing between short, medium and long flights. Further, emissions from air freight for distribution are calculated based on the amount of ton-kilometers transported between airports (distinguishing between short, medium and long hauls), including an estimate (based on actual data of the lanes with the largest volumes) for trucking from sites and distribution centers to airports and vice versa. Express shipments are generally a mix of road and air transport, depending on the distance. Therefore the assumption is applied that shipments over less than 600 km are transported by road and the rest of the shipments by air (those emissions by air are calculated in the same way as air freight). For sea transport, only data on transported volume were available so an estimate had to be made about the average weight of a container. Transportation to and from ports is not registered. This fore and aft part of sea transport was estimated to be around 3% of the total distance (based on actual data of the lanes with the largest volumes), consisting of a mix of modalities, and was added to the total emissions accordingly. CO2 emissions from road transport were also calculated based on ton-kilometers. If data were incomplete, the emissions were estimated based on sales volumes. Return travel of vehicles is not included in the data for sea and road distribution.

Health and safety

Health and safety data are reported monthly and validated on a half- yearly basis. The focus is on reporting work-related injuries, which predominantly occur in manufacturing operations. The annual number of cases leading to at least one lost workday is reported per 100 FTEs (full-time equivalents).

General Business Principles

Alleged GBP violations are registered in our intranet-based reporting and validation tool. The reporting period is from December 15 (previous year)—December 15 (current year).

Supplier audits

Supplier audits are primarily focused on identified risk suppliers, based on identified risk countries and on spend of more than EUR 1 million (new suppliers EUR 100,000 and no threshold for high risk suppliers).

•

Based on the Maplecroft Human Rights Risk Indexes, risk countries for Supply Management in 2011 were: Belarus, Brazil, China, India, Indonesia, Mexico, the Philippines, Russia, the Ukraine and Vietnam.

•	Suppliers of new ventures are included to the extent that the integration process of these ventures has been finalized. Normative integration period is two years after closure of the new venture.

External assurance

KPMG has provided limited assurance on whether the information in chapter 14, Sustainability statements, of this report is, in all material respects, fairly stated in accordance with the reporting criteria. KPMG has provided reasonable assurance on whether the information on 2011 in chapter 14, Sustainability statements, in the sections 14.1 to 14.6 with the exclusion of section 14.3 and the section ‘Health and Safety’ in section 14.4 of this Annual Report is, in all material respects, presented in accordance with the reporting criteria. We refer to section 14.7, Independent assurance report, of this report.

14.1 Economic indicators

This section provides summarized information on contributions on an accruals basis to the most important economic stakeholders as a basis to drive economic growth. For a full understanding of each of these indicators, see the financial statements and notes in this report.

Distribution of direct economic benefits

in millions of euros

	2009	2010	2011
Suppliers: goods and services	12,519	13,191	13,932
Employees: salaries and wages	4,862	5,035	5,123
Shareholders: distribution from retained earnings	647	650	711
Government: corporate income taxes	99	499	283
Capital providers: net interest	252	225	210

Total purchased goods and services amounted to EUR 13.9 billion, representing 62% of total revenues of the Philips Group. Of this amount, 72% was spent with global suppliers, the remainder with local suppliers. Compared with 2010, spending increased in absolute terms as a result of higher sales volumes.

In 2011, the salaries and wages totaled EUR 5.1 billion. This amount is EUR 88 million higher than in 2010, mainly caused by the increase in employees as a result of acquisitions. See note 1, Income from operations for more information.

Dividend distributed to shareholders amounted to EUR 711 million, EUR 61 million up compared to 2010.

Corporate income taxes decreased significantly from EUR 499 million in 2010 to EUR 283 million in 2011, mainly attributable to lower taxable earnings. For a further understanding, see note 3, Income taxes.

14.2 EcoVision

In February 2010, we announced our latest EcoVision program, which includes three sustainability leadership key performance indicators in relation to which we bring our competencies to bear, namely ‘care’, ‘energy efficiency’ and ‘materials’.

Bringing care to people

Bringing care to people is a parameter that is based on the products that have a direct relation to health, expressed as the number of people per year that benefit from those products (‘lives touched’). Examples of product categories involved are all healthcare products, water and air purification, oral healthcare and light therapy. In 2011, we touched

Annual Report 2011      207

14 Sustainability statements 14.2 - 14.2

over 465 million lives, mainly through our Healthcare sector. Further details on this parameter and the methodology can be found in the document ‘Bringing care to people’.

Energy Efficiency of Philips products

Energy efficiency is a key Green Focal Area for our Green Products. Our analysis has shown that about 97% of the energy consumed during the use phase of our products is attributable to Lighting products. The remaining 3% is split over Consumer Lifestyle and Healthcare. Therefore, we focus on the energy efficiency of our Lighting products in the calculation. The annual energy consumption per product category is calculated by multiplying the power consumption of a product by the average annual operating hours and the annual pieces sold and then dividing the light output (Lumen) by the energy consumed (Watt). The average energy efficiency of our total product portfolio improved slightly (some 2% in 2011 and 8% compared to 2009). Our LED sales advanced well, but as demand for traditional lamps remained fairly stable, the energy efficiency improvement of the total Lighting portfolio was limited. Further details on this parameter and the methodology can be found in the document ‘Energy efficiency of Philips products’.

Closing the materials loop

In 2010 we determined the 2009 baseline for global collection and recycling amounts at around 37,000 tons (excluding TV), based on the data retrieved from the WEEE collection schemes and from our own recycling and refurbishment services (mainly Healthcare). The amount of collection and recycling for 2010 was calculated at 35,000 tons as we noticed a decrease in recycled Lighting products. Further details on this parameter and the methodology can be found in the document ‘Collection and recycling’.

We determined the amount of recycled materials in our products in 2011 at some 10,000 tons, by focusing on the material streams plastics, aluminum and refurbished products, depending on the relevance in each sector. Further details on this parameter and the methodology can be found in the document ‘Recycled materials’.

Green Product sales

Sales from Green Products grew in 2011 to EUR 8,805 million. Green Product sales increased 9% from EUR 8,069 million.

Green Product sales

in millions of euros unless otherwise stated

	2009	2010	2011
Philips Group	6,163	8,069	8,805
as a % of total sales	31	36	39

All sectors contributed to the growth in Green Product sales. Healthcare achieved the highest Green Product nominal sales growth (25%), followed by Lighting (4%) and Consumer Lifestyle (1%). Lighting introduced over 4,000 new Green Products in 2011, Consumer Lifestyle over 200 and Healthcare 29.

Green Product sales per sector

as a % of Group sales

	2009	2010	2011
Healthcare	23	25	30
Consumer Lifestyle	18	27	27
Lighting	52	58	60

Philips Group	31	36	39

The Philips EcoDesign process aims to create products that have significantly less impact on the environment during their whole lifecycle. Overall, the most significant improvements have been predominantly realized in our energy efficiency Green Focal Area.

New Green Products from each sector include the following examples.

Healthcare

During 2011, we added 29 green products to our Green Product portfolio – for the hospital, the home and points in-between – which brought us closer to our goal of touching 500 million lives, while reducing the environmental impact of our products. All Business Groups in the sector contributed to the increase. The BG Imaging Systems launched the 3T Ingenia Magnetic Resonance systems with digital dStream architecture, which uses up to 24% less energy and 24% less weight in materials versus its reference product. Innovations by the BG PCCI include the IntelliVue MX40 Patient Monitor, a wearable patient monitor that can be used for the monitoring of ambulatory patients and during patient transport. Next to the clinical benefits it also offers a 85% reduction in power usage, as well as achieving product and packaging weigh reductiont. Another example is the Home Healthcare Solutions Trilogy that uses 62% less energy than its predecessor, as well as achieving 72% weight reduction and 49% packaging weight reduction.

Consumer Lifestyle

Energy management has always been a strong focus in the Consumer Lifestyle sector as well as the avoidance of substances of concern in our products, in addition to our efforts to close the materials loop. Philips continued with the introduction of products free of polyvinyl chloride (PVC) and brominated flame retardants (BFR), like the PowerTouch and AquaTouch Shaver ranges, and Electric Steam Sterilizers.

Lighting

Philips is proud to be the provider of the LED headlighting source in Nissan’s zero emission electrical vehicle, the Nissan Leaf. Our LUXEON Altilon features the industry’s lowest power consumption headlamp and the Nissan Leaf is a first of a kind family size car which applies LED headlighting as standard lighting technology in the base model.

Philips’ new StyliD Performance and LuxSpace Accent solutions are revolutionizing accent lighting solutions for supermarkets and fashion retailers, exceeding the performance of cHID high flux lamps. With extremely high light flux and long system lifetime, these are the only LED accent lighting solutions on the market that are able to deliver high light quality (CRI90) with three well-defined beams that create the perfect balance between the accent effect and the surrounding environment. Furthermore, LED accent lighting solutions omit less heat and UV, ensuring longevity of products such as leather clothes and cosmetics which perish faster under conventional lighting. Philips’ StyliD Performance and LuxSpace Accent lighting solutions thus both reduce heat output and provide the best quality white light which is highly efficient.

The Philips eye-catching Ledino range provides a new light experience in an energy efficient way. With its long lifetime it saves up to 80% energy versus traditional light sources. The Luxeon LEDs inside provide a clear and warm light which can be dimmed in order to achieve light delicately, creating the preferred atmosphere.

Green Innovation

In 2011, Philips invested EUR 479 million in Green Innovation – the R&D spend related to the development of new generations of Green Products and Green Technologies. We intend to invest a cumulative EUR 2 billion over the coming five years.

Green Innovation per sector

in millions of euros

	2009	2010	2011
Healthcare	50	60	85
Consumer Lifestyle	68	56	67
Lighting	185	230	291
Corporate Technologies	44	46	36

Philips Group	347	392	479

Healthcare

Philips Healthcare innovation projects are targeted at making a difference wherever care is provided—in the hospital, the home and points in-between. The investments in Green Innovation amounted to some EUR 85 million, concentrating on innovation projects that that take into account all of the Green Focal Areas and aim to reduce total life cycle impact. In particular the sector focuses on reducing energy consumption, weight and radiation dosage. Healthcare is also reducing amounts of environmentally relevant substances in order to prepare for substance legislation such as RoHS and REACH.

208      Annual Report 2011

14 Sustainability statements 14.2 - 14.3

Consumer Lifestyle

In 2011, the Consumer Lifestyle sector invested about EUR 67 million in Green Innovation. The sector is dedicated to developing new Green Products with a focus on further enhancing energy efficiency and closing material loops, for example by using recycled materials or offering better recyclability.

Lighting

In 2011, Lighting invested a record EUR 291 million in Green Innovation compared to EUR 230 million in 2010. The focus continues to be on developing new energy-efficient lighting solutions, further enhancing current Green Products and realizing technological breakthroughs in the area of solid-state lighting.

Corporate Technologies

Corporate Technologies invested about EUR 36 million, spread over Green Innovation projects focused on global challenges related to water, air, waste and energy. One example of a Philips Research project is related to LED-based treatments. Many diseases, e.g. in dermatology or pain, are currently treated with drugs like steroids, cortisone and opiates. Unfortunately, these often cause negative side effects. Philips Lighting’s Light & Health Venture, in close collaboration with Philips Research are developing innovative LED-based solutions. By understanding how blue light affects many human biological and physiological processes, and applying our expertise in LED and textile technology, Philips created the BlueTouch Pain Relief Patch – answering the needs of millions of back pain sufferers around the world. Another application is the Bilirubin Blanket that treats neonatal jaundice, a condition affecting many newborns and premature babies.

Operational carbon footprint and energy efficiency

In the course of 2011 we implemented a new IT solution for our carbon footprint reporting, thereby further improving the data quality and the accuracy of the reporting process. To maintain comparability, we recalculated the carbon footprint for all previous years in this new IT solution, resulting in slightly different figures for those years (mostly for non-industrial operations).

Our operational carbon footprint decreased 4% in 2011.

Operational carbon footprint

in kilotons CO2-equivalent

	2007	2008	2009	2010	2011
Manufacturing	947	959	909	767	703
Non-industrial operations	211	181	174	159	155
Business travel	276	265	220	247	256
Logistics	714	706	627	672	657

Philips Group	2,148	2,111	1,930	1,845	1,771

Our total operational carbon footprint can also be expressed according to the three scopes of the Greenhouse Gas Protocol.

Operational carbon footprint by Greenhouse Gas Protocol scopes in kilotons CO2-equivalent

	2007	2008	2009	2010	2011
Scope 1	442	467	447	441	431
Scope 2	716	673	636	485	427
Scope 3	990	971	847	919	913

Philips Group	2,148	2,111	1,930	1,845	1,771

Operational energy efficiency and carbon footprint: 2011 details

The 2011 results can be attributed to several factors:

•

Accounting for 40% of the total footprint, total CO2 emissions from manufacturing decreased 8% due to continued energy efficiency improvement programs, our changing industrial footprint and the further increase of the share of purchased electricity from renewable sources to 44% of total purchased electricity.

•

CO2 emissions from non-industrial operations (offices, warehouses, etc.) represent 9% of the total. Our acquisitions resulted in a slight overall increase in floor space. However, CO2 emissions decreased 2% as we continued to centralize and re-allocate existing facilities, focusing on the most efficient use of facility space and increasing the share of purchased electricity from renewable sources.

•

The total CO2 emissions related to business travel, accounting for 14% of our carbon footprint, increased 4%. CO2 emissions from air travel increased slightly as the number of travel movements increased. However, due to our green lease car policy, our lease cars continued to become more CO2 efficient, thereby further reducing the average CO2 emissions per kilometer by 8% compared to 2010. We will continue to promote videoconferencing as an alternative to travel as well.

•

Overall CO2 emissions from logistics, representing approximately one third of the total, decreased 2%. This decrease is a result of our continued focus on optimizing container utilization and opting for the cleanest and most cost effective mode of transport, in which we continue to shift from air to sea freight where possible.

Operational carbon footprint for logistics

in kilotons CO2-equivalent

	2007	2008	2009	2010	2011
Air transport	338	305	308	345	328
Road transport	205	211	174	160	176
Sea transport	171	190	145	167	153

Philips Group	714	706	627	672	657

For comparison purposes, the most relevant ratios for CO2 emissions and energy efficiency are provided below. We reduced CO2 emissions by 4%. Our energy efficiency – expressed in terajoules per million EUR sales – improved 4% as well, because of our continued focus on operational excellence and efficiency improvements.

Ratios relating to carbon emissions and energy use

	2007	2008	2009	2010	2011
Operational CO2 emissions in kilotons CO2-equivalent	2,148	2,111	1,930	1,845	1,771
Operational CO2 efficiency in .tons CO2-equivalent per million euro sales	80	80	83	73	70
Operational energy use in terajoules	34,450	33,831	31,145	32,766	31,402
Operational energy efficiency in terajoules per million euro sales	1.29	1.28	1.34	1.29	1.24

Carbon emissions in our Supply Chain

In 2011, we engaged with the Carbon Disclosure Project and Trucost, an environmental data and insight company specializing in supply chain CO2 reporting, to quantify the carbon emissions in our supply chain.

The emissions were estimated at approximately 5.6 million tons, which is almost 6 times our scope 1 and 2 emissions. The study also unveiled the “hotspots” in our supply chain, which allows us to focus our energy efficiency improvement and carbon reduction activities with our suppliers.

14.3 Green Manufacturing 2015

In 2010, we decided to group all activities related to improving the environmental performance of our manufacturing facilities (including chemicals management) under the Green Manufacturing 2015 program. The program focuses on most contributors to climate change, but also addresses water, recycling of waste and chemical substances.

Annual Report 2011      209

14 Sustainability statements 14.3 - 14.3

Green Manufacturing 20151)

parameters

	2015 target	2011 actual
	(%)	(%)
Total CO2 from manufacturing	(25)	(12)

Water	(10)	3

Materials provided for recycling via external contractor per total waste	80	77

Restricted substances:
Benzene emission	(50)	6
Mercury emission	(100)	(73)
CFCs, HCFCs	(100)	(97)
Other restricted substances (excluding CFCs from cooling systems)	(90)	(14)
Hazardous substances:
Lead emission	(100)	(98)
PFCs	(35)	20
Toluene emission	(90)	160
Xylene emission	(90)	741
Styrene	(90)	(75)
Antimony, Arsenic and their compounds	(100)	106

1)	Total reduction targets against the base year 2007

Energy use in manufacturing

Total energy usage in manufacturing amounted to 13,982 terajoules in 2011, of which Lighting consumes about 80%. Compared with 2010, energy consumption at Philips went down by 3%. This was driven by organizational changes, energy efficiency improvements, less load in glass furnaces and production mix changes.

Total energy consumption in manufacturing

in terajoules

	2007	2008	2009	2010	2011
Healthcare	1,602	1,612	1,670	1,545	1,541
Consumer Lifestyle	1,451	1,521	1,188	1,274	1,252
Lighting	12,053	11,359	11,535	11,580	11,189
Group Management & Services	35	34	28	27	—

Philips Group	15,141	14,526	14,421	14,426	13,982

Carbon emissions in manufacturing

The greenhouse gas emissions of our manufacturing operations totaled 635 kilotons CO2-equivalent in 2011, 6% lower than 2010. Both direct and indirect CO2 emissions decreased, mainly as a result of the change in the industrial footprint, energy efficiency improvement and an increased share of electricity generated by renewable sources.

Total carbon emissions in manufacturing

in kilotons CO2-equivalent

	2007	2008	2009	2010	2011
Direct CO2 1)	323	303	298	302	297
Indirect CO2	470	430	439	313	269
Other greenhouse gases	41	61	54	34	41
From glass production	29	28	24	25	28

Philips Group	863	822	815	674	635

1)	From energy

CO2 emissions decreased at all sectors due to energy efficiency improvements and an increased share of electricity generated by renewable sources. Lighting achieved additional reductions in CO2 emissions due to changes in the industrial footprint.

Total carbon emissions in manufacturing per sector

in kilotons CO2-equivalent

	2007	2008	2009	2010	2011
Healthcare	118	120	118	57	54
Consumer Lifestyle	65	65	49	39	37
Lighting	678	636	647	577	544
Group Management & Services	2	1	1	1	—

Philips Group	863	822	815	674	635

Water usage in manufacturing

Total water intake in 2011 was 4.3 million m3, about 3% higher than in 2010. This increase was mainly due to a change in the manufacturing process at a major Lighting site, coupled with 2 new acquisitions that started to report in 2011. Lighting represents about 85% of total water usage. In this sector, water is used in manufacturing as well as for domestic purpose. The other sectors use water mainly for domestic purposes.

Water intake

in thousands m3

	2007	2008	2009	2010	2011
Healthcare	369	370	363	256	308
Consumer Lifestyle	485	452	315	351	338
Lighting	3,350	3,168	3,531	3,604	3,682
Group Management & Services	5	6	7	7	—

Philips Group	4,209	3,996	4,216	4,218	4,328

In 2011, 74% of water was purchased and 26% was extracted from groundwater wells.

Waste in manufacturing

Total waste decreased 10% to 94 kilotons in 2011 from 105 kilotons in 2010. Lighting (69%) and Consumer Lifestyle (21%) account for 90% of our total waste. The reduction was due to the closure of a glass furnace and organizational changes in Consumer Lifestyle and Lighting.

210      Annual Report 2011

14 Sustainability statements 14.3 - 14.4

Total waste

in kilotons

	2007	2008	2009	2010	2011
Healthcare	7.9	8.2	8.2	11.2	9.3
Consumer Lifestyle	40.4	28.0	20.1	23.2	19.6
Lighting	79.2	77.3	69.3	70.1	65.1
Group Management & Services	0.1	0.1	0.1	0.1	—

Philips Group	127.6	113.6	97.7	104.6	94.0

Total waste consists of waste that is delivered for landfill, incineration or recycling. Materials delivered for recycling via an external contractor comprised 72 kilotons, which equaled 77% of total waste. The remaining waste consisted of 16% non-hazardous and 7% hazardous waste.

Restricted substances

Emissions of restricted substances totaled 946 kilos in 2011, a decrease of 2% versus 2010. With the Green Manufacturing 2015 program we continue to focus on a selection of the most important substances in our processes.

Restricted substances

in kilos

	2007	2008	2009	2010	2011
Benzene and Benzene compounds	52	1	136	101	55
Mercury and Mercury Compounds	185	211	122	83	51
CFCs/HCFCs1)	157	213	14	4	5
Other restricted substances	973	673	366	777	835

Total	1,367	1,098	638	965	946

1)	Excluding cooling systems

Benzene

Lighting is the only sector that uses benzene in manufacturing. The decrease of 46% in 2011 was a result of less load, and the plan to phase-out the use of benzene.

Mercury

Mercury is used exclusively by Lighting. Emissions decreased significantly from 83 kg in 2010 to 51 kg in 2011, due to process improvements (using solid Mercury) and a product mix change.

CFCs/HCFCs

In 2011 total emissions from CFCs/HCFCs remained stable at 5 kg at one Healthcare site.

Other restricted substances

Emissions of other restricted substances totaled 835 kg in 2011, increasing from 777 kg the previous year. This increase is due to specific manufacturing and maintenance processes at sites in Healthcare and Consumer Lifestyle.

Hazardous substances

Targets have been set on a selected number of hazardous substances.

Hazardous substances

in kilos

	2007	2008	2009	2010	2011
Lead and lead compounds	1,838	684	1,958	108	44
PFCs (Per Fluorinated Compounds)	1,534	1,858	2,535	1,507	1,842
Toluene	2,210	2,524	2,160	6,745	5,745
Xylene	4,506	3,684	4,619	30,491	37,889
Styrene	80,526	37,454	21,567	22,920	19,920
Antimony, Arsenic and their compounds	18	16	30	24	37
Other hazardous substances	175	96	775	3,846	1,715

Total	90,807	46,316	33,644	65,641	67,192

Lead and lead compounds

The 59% decrease in 2011 was mainly related to the termination of a glass furnace operation and changes in the industrial footprint in Lighting.

PFCs

The increase in 2011 to 1,842 kg was mainly caused by two Lighting sites where PFCs are used as process chemicals.

Toluene

The emission of toluene, mainly used in wet lacquers, decreased by 15% largely as a result of new processes applied at Consumer Lifestyle.

Xylene

The increase was attributable to wet lacquering processes mainly applied by new acquisitions in Consumer Lifestyle and Lighting and a changed product mix.

Styrene

The emission of styrene decreased by 13% mainly due to production portfolio changes at a Lighting site that plans to eliminate the use of styrene.

Antimony, Arsenic and their compounds

The increase from 24 to 37 kg was caused by one Lighting site.

Other hazardous substances

The emissions of other hazardous substances decreased by 55% to 1,715 kg in 2011. Multiple sites contributed to this decrease.

ISO 14001 certification

In 2011, 89% of reporting manufacturing sites were certified. This decrease compared to the previous year is attributable to new acquisitions being included in the reporting for the first time, but not being certified yet.

ISO 14001 certification

as a % of all reporting organizations

	2007	2008	2009	2010	2011
Philips Group	90	95	92	95	89

Environmental Incidents

In 2011, 12 incidents were reported by Consumer Lifestyle and Lighting in the following categories. They were related to water (3), restricted substances (1), noise (2) and fire (6).

One non-material fine was reported in our EcoVision system in connection with one of the incidents.

14.4 Social indicators

Engagement

In September Philips employees took part in the Engagement Survey, giving their answers to 40 questions on leadership, management capabilities, alignment with the company’s vision, identification with the

Annual Report 2011      211

14 Sustainability statements 14.4 - 14.4

brand, communication, reward and recognition, diversity and inclusion and sustainability. The participation rate was 87%, a slight increase compared to 2010.

Engagement Index

The Employee Engagement Index (EEI) is the single measure of the overall level of employee engagement at Philips. It is a combination of perceptions and attitudes related to employee satisfaction, commitment and advocacy.

Employee Engagement Index

	2007	2008	2009	2010	2011
% favorable	67	72	71	77	76
% neutral	20	16	15	12	14
% unfavorable	13	12	14	11	10

The EEI decreased 1 point to 76% in 2011 compared with 2010. The target for 2012 is to achieve the high-permance norm.

People Leadership Index

We have developed the People Leadership Index (PLI), which focuses on overall people leadership effectiveness, as managers contribute significantly to the engagement of their employees. Our PLI – measuring 7 aspects relating to management capabilities – increased by 2% overall, reaching 78% this year. We believe, these positive results reflect employees’ confidence in the availability of their leaders and underline the fact that Philips’ managers are encouraging engagement. It also shows that our efforts to improve our managers’ leadership skills are yielding results.

A look at the results

Over the years we have created a solid platform for engagement by improving our leaders’ people management capabilities. Analyzing a number of high performing units, we learned that significant improvements are possible and how this can be achieved. The biggest advancements in our EEI scores were seen where teams worked on areas identified last year as needing improvement. Putting the EEI results into action is therefore very important. Employees were given the opportunity to participate in “deep dives”, in which they analyzed their team’s EEI performance and prepared concrete action plans for improvement.

Diversity and inclusion

We continue to focus on increasing the opportunities for women and other under-represented groups in key positions, and on developing a diverse talent pipeline, as we know diversity enables us to better serve our customers. In 2011, Philips employed 36% females, a slight increase compared to last year.

Workforce diversity

in %

1)	Left to right: 2009, 2010 and 2011

as a % of total executives

	2007	2008	2009	2010	2011
Female executives	8	10	10	11	13

Executives

In 2011, Philips made progress towards its targets relating to the diversity of the company’s executive population. The share of female executives increased to more than 13% compared to 11% in 2010 – just two percentage points off the 2012 target of 15% female executives.

The share of executives with Brazilian, Russian, Indian and Chinese nationality increased from 5% to over 8% compared to the 2012 target of 10% of the total population. Overall, the 567 executives of Philips represent 31 different nationalities.

Employees per age category

in %

1)	Left to right: 2009, 2010 and 2011

New hire diversity

in %

1)	Left to right: 2009, 2010 and 2011

In 2011, the turnover of Philips employees amounted to 11%.

Employee turnover

in %

2011
Female	13
Male	10

Philips Group	11

Developing our people

Employees across the world can access detailed information about our Global Learning Curricula and register for courses online via our Global Learning Portal, Learning @ Philips. In 2011 we extended the range of programs and provided free and unlimited access to our employees. As a result, we have recorded a significant increase in course participation.

212      Annual Report 2011

14 Sustainability statements 14.4 - 14.5

number of enrollments

	2007	2008	2009	2010	2011
Core Curriculum programs	12,000	10,000	5,500	20,000	39,600

Our Core Curriculum offers learning opportunities in the areas of personal effectiveness, people management and business acumen. With over 39,000 enrollments in programs in the Core Curriculum during 2011, enrollment increased significantly compared with 20,000 the previous year.

Our Functional Core Curriculum includes courses in Marketing, Sales, Customer Services, IT, HRM, Supply Management and Finance. Enrollment in the Functional Core Curriculum was over 25,000 in 2011, compared with around 15,500 in 2010. Many Functional Curricula are tied to mandatory learning plans designed to increase our organizational capability.

We had over 30,000 employees participate in various ethics and compliance related trainings.

Talent pipeline curriculum

The Talent Pipeline Curriculum consists of specially designed learning interventions across the talent pool. These programs are created and deployed in collaboration with the top global universities. They provide accelerated learning opportunities to our talent and offer action learning projects to apply learnings to a business opportunity that in turn creates value for Philips.

Octagon is a development program for top potentials and Inspire is for high potentials. We continued our investment in and focus on talent development by facilitating the completion of 18 Inspire project assignments. Top potentials in the Octagon program completed eight business projects. These business projects are sponsored by senior business leaders and enable the realization of Philips’ strategic goals.

Executive education

To help our executives to continue to develop their careers and strengthen their leadership skills, we have been offering a curriculum of internal and external programs. Participation in these programs was comparable to 2010.

Training spend

Our training spend in 2011 amounted to EUR 58 million, about 10% less than in 2010.

Health and Safety

Philips strives for an injury-free and illness-free work environment, with a sharp focus on decreasing the number of injuries. This is defined as a KPI, on which we set yearly targets for the company and our individual sectors.

We regret to report two fatalities in 2011, of which one was related to a safety accident and one to a traffic accident whilst commuting.

In 2011, we recorded 405 Lost Workday Injuries cases, i.e. occupational injury cases where the injured person is unable to work the day after the injury. This is a 16% decrease compared with 2010. The number of Lost Workdays caused by these injuries amounted to 11,602 days. The rate of Lost Workday Injuries decreased to 0.38 per 100 FTEs, compared with 0.50 in 2010.

Lost Workday Injuries

per 100 FTEs

	2007	2008	2009	2010	2011
Healthcare	0.29	0.27	0.20	0.25	0.20
Consumer Lifestyle	0.61	0.44	0.26	0.26	0.23
Lighting	1.35	1.17	0.76	0.80	0.64
Group Management & Services	0.12	0.12	0.07	0.13	0.04

Philips Group	0.81	0.68	0.44	0.50	0.38

All sectors showed a decrease in Lost Workday Injury cases, but the reduction was most visible in Lighting. In Lighting a dedicated action program, Safety First was launched four years ago to drive down injury levels. We started a number of health and safety initiatives in the other sectors as well.

Social Investment Programs

As part of our drive to improve the health and well-being of people around the world, our focus on engaging the next generation on healthy lifestyle continued in 2011 with the further expansion of our SimplyHealthy@Schools program. We expanded the program from 38 countries in 2010 to 55 countries and over 400 schools and reaching over 120,000 students via our school visits and road shows. Over 4,500 employees around the world actively engaged in the program.

We also continued our support of the American Heart Association’s Start! Heart Walk multi-city events. In 2011, we also launched a new employee volunteer program in North America called “Philips Cares: giving back to our communities”. Over 3,500 Philips employees from North America volunteered for these programs.

14.5 General Business Principles

In 2011, 269 reports were submitted relating to alleged violations of the General Business Principles (GBP), compared with 338 reports in 2010, 318 in 2009 and 360 in 2008.

We see a considerable decline in number of complaints reported. This can be contributed mainly to a decline in number of complaints in the Americas. However, North America still accounted for the largest number of reports (32% compared with 36% in 2010), closely followed by Latin America that accounted for 32% of all complaints reported (compared with 36% in 2010). This dominance remains probably due to a corporate culture in which employees are very much aware of compliance issues, their rights and the opportunities for reporting potential violations. With 19% of the total number of reported complaints, Europe and the Middle East region show a small relative increase in comparison with 2010 (17%). The strongest increase took place in the Asia Pacific region that accounted for 17% of all reports (2010: 11%).

Most common types of alleged violations

Treatment of employees

While they have decreased considerably, most alleged violations still fall under the Treatment of employees category, which represented 49% of all violations (2010: 54%). As in 2010, the vast majority of these complaints (almost 85%) related to two issues – Discrimination and Respectful treatment.

Complaints regarding Discrimination mainly relate to discrimination based on gender and favoritism, and originated principally in the US and Brazil. Of the complaints reported in the US, 23% related to discrimination. Of the complaints reported in Brazil, 23% related to discrimination, whereas that figure was just over 15% for Philips as a whole.

Most complaints regarding lack of Respectful treatment – primarily verbal abuse and harassment – again came from the US and Brazil, as well as Mexico. Of the complaints reported in the US, 35% related to respectful treatment. Of the complaints reported in Brazil, 34% related to respectful treatment. Of the complaints reported in Mexico, 35% related to respectful treatment, compared with 26% for Philips as a whole. There is no clear indication of the reason for this sudden decline. In any case, the number of complaints is reason to remain vigilant and devote enhanced attention in management and worker training to this topic. One of the initiatives taken in this regard is the planned launch of a ‘Mutual Respect’ e-training in Brazil early in 2012. Further, these topics are part of the GBP e-training for management, that was launched late in 2011 to higher management and executive level.

Business integrity

In second place, with 40% of the total number of complaints, are allegations in the Business Integrity category (2010: 33%). While the percentage has gone up, we see a slight decrease in the actual number of complaints. The increase in percentage was mainly due to the effect of a considerable decrease in the number of allegations in the Treatment of employees category.

Annual Report 2011      213

14 Sustainability statements 14.5 - 14.6

The category Other

Allegations in the category Other represented 5% of reported complaints (2010: 7%). This number also shows a decrease in comparison with 2010, in percentage as well as actual number.

Supply Management

All employees who are performing purchasing functions should adhere to and fully comply with the Philips Supply Management Code of Ethics. As in the previous two years, we noticed very few alleged violations in 2011.

More information on these categories can be found in the GBP Directives on www.philips.com/gbp.

Breakdown of alleged violations GBP

	2007	2008	2009	2010	2011
Health & Safety	10	10	6	3	2
Treatment of employees	236	197	162	184	132
- Collective bargaining	1	1	—	1	—
- Discrimination	75	76	63	64	41
- Employee development	4	8	3	1	—
- Employee privacy	9	2	2	2	1
- Employee relations	3	14	15	4	1
- Respectful treatment	115	81	53	96	71
- Remuneration	11	7	22	12	6
- Right to organize	5	—	—	—	—
- Working hours	13	8	4	4	2

Legal	14	8	4	13	10

Business Integrity	83	62	88	112	107

Supply management	10	5	4	4	3

Other	36	78	54	22	13

Total	389	360	318	338	269

Actual violations versus not proven allegations

Although 88 of the 269 GBP complaints reported in 2011 are still pending (especially those lodged during the last three months of the year), the following table provides an initial indication of the number of actual violations compared with the number of complaints which, upon investigation, proved to be non-violations.

Of the 181 complaints investigated, it was found that roughly one third (32%) were justified, as was the case in 2010. In 2009, almost 40% of complaints turned out to be justified after investigation.

In the other major category, i.e. complaints regarding Treatment of employees, there was an increase in the number of justified complaints in 2011 to 21% of the total number of complaints in this category (2010: 17%; 2009: 25%). With regard to the investigated complaints in the Business Integrity category, the percentage of complaints that were justified fell to 43%, below the level of the previous two years (2010: 46%; 2009: 60%).

In 2011, the focus of the internal communication in the context of the extended and updated anti-corruption/anti-bribery guidelines was on the need – at all times – to report possible violations.

Classification of the complaints investigated

	2009		2010		2011
category	actual violations	not proven allegations	actual violations	not proven allegations	actual violations	not proven allegations
Health & Safety	2	4	1	2	—	2
Treatment of employees	30	88	22	111	18	68
Legal	—	2	4	7	—	5
Business Integrity	41	27	39	45	33	43
Supply Management	—	—	2	2	2	1
Other	22	27	10	9	3	5

Total	95	148	78	176	56	124

14.6 Supplier indicators

Philips has direct relations with approximately 10,000 product and component suppliers and 30,000 service providers. Given the size and complexity of our supply chain we need to focus our efforts. Therefore, we developed an approach based on the supplier’s sustainability risk profile related to spend, country of production, business risk and type of supplier relationship. 634 supplier sites have been identified as risk suppliers, including 552 product and component suppliers, and 82 service providers. Different types of service providers make up our audit program, including labor agencies and transportation companies. All risk suppliers are by definition part of our audit program.

2011 supplier sustainability audits

In 2011, we audited 212 of our current risk suppliers, including 75 continual conformance audits with suppliers that we already audited in 2008. Risk suppliers from all recently acquired companies are also included, and this year we completed the audit program with suppliers from the acquisitions of Saeco, Dixtal, and Apex. As in previous years, the majority of the audits were done in China, representing a substantial part of our supply base.

On top of the audits with current risk suppliers, we also audited 58 potential suppliers as part of the supplier selection process. Below we report on the findings at existing suppliers only; findings at potential suppliers are not included in this report since these suppliers are not (yet) part of Philips’ supply base.

214      Annual Report 2011

14 Sustainability statements 14.6 - 14.6

Number of initial and continual conformance audits in 2011

To track our progress in improving compliance with risk suppliers, we introduced the new key performance indicator ‘compliance rate’, being the percentage of the risk suppliers that was recently audited and has resolved all major non-compliances. Major non-compliances include two categories: zero tolerance and limited tolerance non-compliances. By increasing the scope of our KPI to limited tolerance issues, we aim to structurally drive implementation across all categories of the Supplier Sustainability Declaration. During 2011 we achieved a compliance rate of 72%.

The most frequently observed areas of major non-compliance are:

•	Working hours, wages and benefits: excessive overtime, continual seven-day work weeks, insufficient record keeping of standard and overtime working hours, no payment of overtime premiums

•	Emergency preparedness: inadequate fire detection and suppression systems, blocked or insufficient emergency exits

•	Occupational safety: worker exposure to safety hazards, e.g. electrical shocks

•	Lack of adequate management systems to safeguard compliance to the EICC code for labor and ethics, health and safety and environment

Areas where we observe improvements compared to previous years are the payment of overtime premiums, industrial hygiene and workers health checks, as well as hazardous substances management. These improvements are due to an increasing awareness at both worker and management level, and we believe that the Philips program has contributed to this.

Since we updated the audit tool mid-2010 with increased focus on management systems and EICC code roll-out to next tier suppliers, we have observed more non-compliance in these sections. Around 40% of the audited suppliers did not implement an effective process to ensure that their next tier suppliers implement the EICC code. In relation to management systems, the most frequently observed areas of non-compliance are a lack of self-audits and risk assessments, absence of performance objectives and a lack of worker feedback and participation.

Excessive working hours

In China there is a wide gap between legislated working hours and reality. Especially in regions with high shares of migrant workers a 72- hour working week is not uncommon. While this issue is not unique to Philips, we have decided to take a step-wise approach by working with our suppliers to first reduce to a maximum of 60 work hours per week and at least one day off per week, except in emergency or unusual circumstances.

During the 2011 audits we identified 138 suppliers with working weeks exceeding 60 hours, and 89 cases where workers were not provided with one day off per week. In these cases we require suppliers to submit a corrective action plan taking into account factors like employee turnover, seasonality, workforce size, shift structure, productivity, demand planning, etc.

Audit findings

The table below shows the results of the full scope audits conducted during 2011. On average we identified 15 major non-compliances per audit: 4 zero tolerance and 11 limited tolerance non-compliances. The limited-tolerance non-compliances include all management systems related issues, accounting for an average of 8 non-compliances per audit.

When the full-scope audit reveals areas of non-compliance, we request suppliers to implement corrective actions and we monitor the implementation during resolution audits. During the year a total of 2,010 corrective actions were implemented successfully by our suppliers to resolve major non-compliances. The results of the resolution audits are not shown in the table below.

During 2011 the decision was taken to phase-out 15 supplier sites in part to a lack of sustainability improvements.

More information on the Supplier Sustainability Involvement Program, the EICC Code of Conduct and audit approach can be found at www.philips.com/suppliers.

Annual Report 2011      215

14 Sustainability statements 14.6 - 14.6

Summary of 2011 initial and continued conformance audit findings per region suppliers with one or more major non-compliances per category (in %)

	China	Asia excl. China	LATAM	EMEA	Total
No. of audits 2011	151	24	34	3	212
Initial audits 2011	92	16	26	3	137
Continued conformance audits 2011	59	8	8	—	75
Workers employed at sites audited in 2011	155,099	8,785	8,406	412	172,702

Labor
Freely Chosen Employment	<10%	10-25%	10-25%	—	<10%
Child labor avoidance /young worker management	—	—	—	—	—
Working hours	>75%	50-75%	10-25%	—	50-75%
Wages and Benefits	50-75%	25-50%	10-25%	—	25-50%
Humane Treatment	—	—	<10%	—	<10%
Non-discrimination	<10%	—	10-25%	—	<10%
Freedom of association	<10%	10-25%	—	—	<10%
Collective bargaining	—	—	—	—	—
Health & Safety
Occupational Safety	50-75%	50-75%	25-50%	50-75%	50-75%
Emergency Preparedness	50-75%	50-75%	50-75%	>75%	50-75%
Occupational Injury and Illness	25-50%	25-50%	<10%	50-75%	25-50%
Industrial Hygiene	25-50%	25-50%	<10%	25-50%	25-50%
Physically demanding work	<10%	—	—	—	<10%
Machine safeguarding	<10%	<10%	<10%	25-50%	<10%
Dormitory and canteen	10-25%	10-25%	10-25%	—	10-25%
Environment
Environmental Permits and Reporting	25-50%	10-25%	25-50%	—	25-50%
Pollution prevention and resource reduction	<10%	25-50%	25-50%	—	10-25%
Hazardous substances	25-50%	25-50%	10-25%	—	25-50%
Waste water and solid waste	<10%	<10%	10-25%	—	<10%
Air emissions	10-25%	10-25%	<10%	—	10-25%
Product content restrictions	25-50%	50-75%	10-25%	—	25-50%
Management systems
Company Commitment	25-50%	25-50%	25-50%	—	25-50%
Management Accountability and responsibility	25-50%	25-50%	25-50%	—	25-50%
Legal and Customer Requirements	25-50%	25-50%	25-50%	—	25-50%
Risk Assessment and Risk Management	50-75%	50-75%	25-50%	25-50%	25-50%
Performance Objectives	50-75%	50-75%	50-75%	50-75%	50-75%
Training	25-50%	25-50%	25-50%	—	25-50%
Communication	25-50%	25-50%	25-50%	—	25-50%
Worker feedback and participation	50-75%	25-50%	25-50%	—	25-50%
Audits and assessments	50-75%	50-75%	50-75%	—	50-75%
Corrective action process	25-50%	25-50%	25-50%	25-50%	25-50%
Documentation and records	25-50%	25-50%	25-50%	25-50%	25-50%
Ethics
Business Integrity	<10%	10-25%	10-25%	25-50%	<10%
No Improper Advantage	<10%	10-25%	10-25%	50-75%	10-25%
Disclosure of information	—	—	—	—	—
Protection of Intellectual Property	<10%	10-25%	—	25-50%	<10%
Fair business, advertising and competition	10-25%	25-50%	25-50%	50-75%	10-25%
Protection of identity	<10%	<10%	10-25%	—	<10%
General
EICC Code	25-50%	50-75%	25-50%	25-50%	25-50%
Compliance with law	—	—	<10%	—	<10%

216      Annual Report 2011

14 Sustainability statements 14.6 - 14.6

Supplier training and capability building

During 2011 we continued our training programs to support suppliers in risk countries. We organized classroom training sessions in China, Brazil and India for suppliers included in the audit program. Over 400 supplier representatives attended the training sessions. In November we hosted the EICC Worker Management Communication Training in Shenzhen, China. This was developed in a joint effort by the EICC and the Fair Labor Association.

Sustainable Trade Initiative IDH

Philips is one of the initiators of the IDH Electronics Program, an innovative multi-stakeholder initiative sponsored by the Sustainable Trade Initiative (IDH) together with Dell, HP, Philips and civil society organizations. The program will work with over 100 electronics suppliers in China to support innovative workforce management practices, sustainability and better business performance. The goal is to improve the working conditions of more than 500,000 employees in the electronics sector.

The program formally kicked off in October in Shenzhen, China, bringing together more than 200 participants from 60 suppliers, the regional government, the Dutch government and a large number of NGOs and labor unions. The kickoff event galvanized commitment to the program on the part of all stakeholders, including our suppliers and the regional government.

The first phase of the program started in November 2011, with four Philips suppliers joining the program. Suppliers received a so-called Entry Point Assessment to identify challenges common to factory management and workers such as worker-management communication, occupational health and safety, production, performance management and environmental issues. Each supplier receives support over a period of up to 24 months on the basis of improved dialogue between management and workers. The costs of the program are shared between the supplier, Philips and the IDH.

‘Conflict’ minerals

Conflict minerals can come from many sources around the world including mines in the Democratic Republic of the Congo (DRC). Philips is concerned about the situation in the east of the DRC where proceeds from the extractives sector are used to finance rebel conflicts in the region. These minerals may end up in products such as cars, planes, chemicals, packaging and electronics equipment. Philips is committed to address this issue, even though it does not directly source minerals from the DRC. Mines are typically seven or more tiers removed in the supply chain from our direct suppliers. Philips is working towards the following goals:

•	Minimize trade in conflict minerals that benefit armed groups in the DRC or an adjoining country

•	Enable legitimate minerals from the region to enter global supply chains, thereby supporting the Congolese economy and the local communities that depend on these exports.

What are conflict minerals?

Conflict minerals are defined in the US Dodd-Frank Act as tin, tantalum, tungsten and gold. They can come from many sources around the world, including mines in the DRC which are estimated to provide approximately 18% of global tantalum production, 4% of tin, 3% of tungsten and 2% of gold. Some of the mines in the DRC are controlled by militias responsible for atrocities that have been committed in the Congolese civil war.

Collaboration with different stakeholders

Philips is actively contributing to the Extractives Work Group, a joint effort of the EICC and GeSI to positively influence the social and environmental conditions in the metals extractives supply chain. In 2011 Philips helped organizing the first European session of the EICC-GeSI Conflict Minerals Workshop in Brussels, which convened over 150 stakeholders from different industries, governments and civil society organizations. See also http://www.eicc.info/extractives.htm.

Philips engaged with the Dutch government and the European Parliament to see how we can resolve the issue. We also joined the multi-stakeholder OECD-hosted pilot to test the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High-Risk Areas. Furthermore, we continued our engagement on this topic with relevant Congolese organizations as well as NGOs in Europe and the US.

Due diligence of the Philips supply chain

We worked with 100 priority suppliers to raise awareness and start supply chain investigations. Using the EICC-GeSI Due Diligence survey tool we requested our suppliers to report back their progress and to disclose which smelters are used in their supply chains. For all four metals together we identified over 100 smelters in our supply chain.

Conflict-free smelter program

The smelter is at a key point in the supply chain to enforce responsible sourcing because at that stage minerals from many sources are processed to produce a refined metal. The EICC-GeSI Conflict-Free Smelter (CFS) program makes it possible to identify smelters that can demonstrate through an independent third party assessment that the minerals they procure did not originate from sources that contribute to conflict in the DRC.

Having identified more than 100 smelters in our supply chain as a result of the due diligence, Philips started to invite these smelters to participate in the CFS program. We also visited a number of smelters to encourage them to enter the CFS audit program. See www.conflictfreesmelter.org for more details.

For more details, see www.philips.com/suppliers and the published Philips position paper on Conflict Minerals.

Annual Report 2011      217

14 Sustainability statements 14.7 - 14.7

14.7 Independent assurance report

To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:

Introduction

We have been engaged by the Supervisory Board of Koninklijke Philips Electronics N.V. to provide assurance on the information in the chapter Sustainability statements in the Annual Report 2011. The Board of Management is responsible for the preparation and fair presentation of the information in the chapter Sustainability statements. Our responsibility is to provide assurance on this information contained in this Annual Report.

Scope

Our engagement was designed to provide:

•	limited assurance on whether the information in chapter 14, Sustainability statements, of this report is, in all material respects, fairly stated in accordance with the reporting criteria.

•

reasonable assurance on whether the information on 2011 in chapter 14, Sustainability statements, in the sections 14.1 to 14.6 with the exclusion of section 14.3 and the section ‘Health and Safety’ in section 14.4 of this Annual Report is, in all material respects, presented in accordance with the reporting criteria.

Procedures performed to obtain a limited level of assurance are aimed at determining the plausibility of data and are less extensive than those for a reasonable level of assurance.

Our procedures for limited level of assurance included reviewing systems and processes for data management, assessing the appropriateness of the accounting policies used, assessing the design and existence of data collection and reporting process at a limited number of sites and evaluating the overall presentation of sustainability information within our scope.

For the information subject to a reasonable level of assurance additional procedures were carried out. These procedures included testing of the operational effectiveness of systems and methods used to collect and process the data and information reported.

We have also reviewed, to the extent of our competence, whether the information on sustainability in the Performance highlights of this Annual Report, the Management’s report as defined in the introduction paragraph of chapter 12, Group financial statements, of this report is consistent with the information in chapter 14, Sustainability statements, of this report.

Reporting criteria

Koninklijke Philips Electronics N.V. applies the Sustainability Reporting Guidelines of the Global Reporting Initiative (G3.1) supported by internally developed guidelines, as detailed in Approach to sustainability reporting in chapter 14, Sustainability statements, of this report. It is important to view the performance data in the context of this explanatory information. We believe that these criteria are suitable in view of the purpose of our assurance engagement.

Standards

We conducted our engagement in accordance with the International Standard for Assurance Engagements (ISAE) 3000: Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. This Standard requires, amongst others, that the assurance team possesses the specific knowledge, skills and professional competencies needed to understand sustainability information, and that they comply with the requirements of the Code of Ethics for Professional Accountants from the International Federation of Accountants to ensure their independence.

Conclusion

Based on our work described in this report, we conclude that:

•

nothing came to our attention to indicate that the information in chapter 14, Sustainability statements, of this report is not, in all material respects, fairly stated in accordance with the reporting criteria.

•

the 2011 information in chapter 14, Sustainability statements, in sections 14.1 to 14.6 with the exclusion of section 14.3 and the section ‘Health and Safety’ in section 14.4 of this Annual Report is, in all material respects, presented in accordance with the reporting criteria

and

We also report, to the extent of our competence, that the information on sustainability in the Performance highlights, of this report, the Management’s report as defined in the introduction paragraph of chapter 12, Group financial statements, of this report is consistent with the information in chapter 14, Sustainability statements, of this report.

Amsterdam, The Netherlands

February 23, 2012

KPMG ACCOUNTANTS N.V.

M.A. Soeting RA

218      Annual Report 2011

14 Sustainability statements 14.8 - 14.8

14.8 Global Reporting Initiative (GRI) table

profile
	disclosure	description	cross-reference 1)
Strategy and analysis

	1.1	Statement from the most senior decision-maker of the organization	Message from the CEO

	1.2	Description of key impacts, risks, and opportunities

Message from the CEO section 7.2, Risk categories and factors section 7.3, Strategic risks

section 7.4, Operational risks

section 7.5, Compliance risks

section 7.6, Financial risks

chapter 14, Sustainability statements

profile
	disclosure	description	cross-reference1)
Organizational profile

	2.1	Name of the organization	chapter 1, Our company

	2.2	Primary brands, products, and/or services	chapter 1, Our company chapter 2, Our strategic focus

	2.3	Operational structure of the organization, including main divisions, operating companies, subsidiaries and joint ventures	chapter 2, Our strategic focus chapter 6, Sector performance

	2.4	Location of organization’s headquarters	chapter 1, Our company
section 17.7, Investor contact

	2.5	Number of countries where the organization operates, and names of countries with either major operations or that are specifically relevant to the sustainability issues covered in the report	chapter 1, Our company chapter 6, Sector performance

	2.6	Nature of ownership and legal form	chapter 11, Corporate governance

	2.7	Markets served (including geographic breakdown, sectors served and types of customers/beneficiaries)	Performance highlights

	2.8	Scale of the reporting organization	Performance highlights

	2.9	Significant changes during the reporting	section 17.2, Share information
		period relating to size, structure, or	section 17.5, Philips’ acquisitions
		ownership	note 5, Discontinued operations and other assets classified as held for sale note 7, Acquisitions and divestments

	2.10	Awards received in the reporting period	Message from the CEO
section 4.1, Optimizing our ecological footprint
section 14.2, EcoVision

profile
	disclosure	description	cross-reference1)
Report parameters

Report profile	3.1	Reporting period	Performance highlights

	3.2	Date of most recent previous report	chapter 12, Group financial statements

	3.3	Reporting cycle	section 17.6, Financial calendar

	3.4	Contact point for questions regarding the report or its contents	section 17.7, Investor contact

Report scope and	3.5	Process for defining report content	chapter 12, Group financial statements
boundary			section 12.1, Management’s report on internal control
section 12.2, Reports of the independent auditor
section 12.3, Auditors’ report on internal control over financial reporting chapter 14, Sustainability statements

Annual Report 2011      219

14 Sustainability statements 14.8 - 14.8

	profile disclosure	description	cross-reference1)

	3.6	Boundary of the report	chapter 12, Group financial statements
section 12.1, Management’s report on internal control
section 12.2, Reports of the independent auditor
section 12.3, Auditors’ report on internal control over financial reporting chapter 14, Sustainability statements

	3.7	State any specific limitations on the scope or boundary of the report chapter 12, Group financial statements

section 12.1, Management’s report on internal control

section 12.2, Reports of the independent auditor

section 12.3, Auditors’ report on internal control over financial reporting chapter 14, Sustainability statements

	3.8	Basis for reporting on joint ventures, subsidiaries, leased facilities, outsourced operations and other entities that can significantly affect comparability from period to period and/or between organizations chapter 12, Group financial statements

section 12.1, Management’s report on internal control

section 12.2, Reports of the independent auditor

section 12.3, Auditors’ report on internal control over financial reporting section 12.10, Significant accounting policies

chapter 14, Sustainability statements

	3.9	Data measurement techniques and the bases of calculations

chapter 12, Group financial statements

section 12.1, Management’s report on internal control

section 12.2, Reports of the independent auditor

section 12.3, Auditors’ report on internal control over financial reporting section 12.10, Significant accounting policies

chapter 14, Sustainability statements

	3.10	Explanation of the effect of any re-statements

chapter 12, Group financial statements

section 12.1, Management’s report on internal control

section 12.2, Reports of the independent auditor

section 12.3, Auditors’ report on internal control over financial reporting section 12.10, Significant accounting policies

chapter 14, Sustainability statements

chapter 19, Forward-looking statements and other information

	3.11	Significant changes from previous reporting periods

chapter 12, Group financial statements

section 12.1, Management’s report on internal control

section 12.2, Reports of the independent auditor

section 12.3, Auditors’ report on internal control over financial reporting section 12.10, Significant accounting policies

chapter 14, Sustainability statements

Introduction, Forward-looking statements and other information

	3.12	Table identifying the location of the Standard Disclosures in the report	Contents Performance statements

Assurance	3.13	Policy and current practice with regard to seeking external assurance for the report section 10.3, Report of the Audit Committee

chapter 11, Corporate governance

section 11.2, Supervisory Board

section 11.4, Logistics of the General Meeting of Shareholders

chapter 14, Sustainability statements

section 14.7, Independent assurance report

profile
	disclosure	description	cross-reference1)
Governance

Governance	4.1	Governance structure of the organization

chapter 11, Corporate governance

section 11.1, Board of Management

section 11.2, Supervisory Board

section 11.3, General Meeting of Shareholders

section 11.4, Logistics of the General Meeting of Shareholders

	4.2	Indicate whether the Chair of the highest governance body is also an executive officer	section 11.1, Board of Management section 11.2, Supervisory Board

	4.3	For organizations that have a unitary board structure, state the number of members of the highest governance body that are independent and/or non-executive members	Not relevant for Philips, see chapter 11, Corporate governance

220      Annual Report 2011

14 Sustainability statements 14.8 - 14.8

	profile disclosure	description	cross-reference1)

	4.4	Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body chapter 11, Corporate governance

section 11.1, Board of Management

section 11.2, Supervisory Board

section 11.3, General Meeting of Shareholders

section 11.4, Logistics of the General Meeting of Shareholders

section 14.4, Social indicators

chapter 17, Investor Relations

	4.5	Linkage between compensation for members of the highest governance body, senior managers and executives and the organization’s performance	section 10.2, Report of the Remuneration Committee

	4.6	Processes in place for the highest governance body to ensure, that conflicts of interest are avoided	chapter 10, Supervisory Board report section 11.2, Supervisory Board

	4.7	Process for determining the qualifications and expertise of the members of the highest governance body	chapter 10, Supervisory Board report

	4.8	Internally developed statements of mission or values, codes of conduct, and principles relevant to economic, environmental and social performance and the status of their implementation	chapter 1, Our company chapter 2, Our strategic focus section 7.1, Our approach to risk management and business control section 14.4, Social indicators

	4.9	Procedures of the highest governance body for overseeing the organization’s identification and management of performance, including relevant risks and opportunities, and adherence or compliance with internationally agreed standards, codes of conduct and principles chapter 10, Supervisory Board report

chapter 11, Corporate governance

section 11.1, Board of Management

section 11.2, Supervisory Board

section 11.3, General Meeting of Shareholders

section 11.4, Logistics of the General Meeting of Shareholders

	4.10	Processes for evaluating the highest governance body’s own performance chapter 10, Supervisory Board report

chapter 11, Corporate governance

section 11.1, Board of Management

section 11.2, Supervisory Board

section 11.3, General Meeting of Shareholders

section 11.4, Logistics of the General Meeting of Shareholders

Commitments to external initiatives	4.11	Explanation of whether and how the precautionary approach or principle is addressed by the organization	section 7.1, Our approach to risk management and business control chapter 11, Corporate governance

	4.12	Externally developed economic, environmental and social charters, principles, or other initiatives to which the organization subscribes or endorses	chapter 14, Sustainability statements

	4.13	Memberships in associations (such as industry associations)	chapter 14, Sustainability statements

Stakeholder engagement	4.14	List of stakeholder groups engaged by the organization	chapter 14, Sustainability statements

	4.15	Basis for identification and selection of stakeholders with whom to engage	chapter 14, Sustainability statements

	4.16	Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group	chapter 14, Sustainability statements

	4.17	Key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns, including through its reporting	Message from the CEO chapter 10, Supervisory Board report chapter 14, Sustainability statements

Annual Report 2011      221

14	Sustainability statements 14.8 - 14.8

	profile disclosure	description	cross-reference1)
Economic

Economic performance		Disclosure on management approach to economic aspects	Message from the CEO chapter 7, Risk management

	EC1	Direct economic value generated and distributed, including revenues, operating costs, employee compensation, donations and other community investments, retained earnings and payments to capital providers and governments	Performance highlights section 14.1, Economic indicators

	EC2	Financial implications and other risks and opportunities for the organization’s activities due to climate change	chapter 14, Sustainability statements

	EC3	Coverage of the organization’s defined-benefit plan obligations	note 29, Pensions and other postretirement benefits

	EC4	Significant financial assistance received from government	Philips does not receive significant financial assistance from governments

	EC6	Policy, practices and proportion of spending on locally-based suppliers at significant locations of operation	chapter 14, Sustainability statements section 14.1, Economic indicators section 14.6, Supplier indicators

	EC7	Procedures for local hiring and proportion of senior management hired from the local community at significant locations of operation	sub-section 5.1.13, Employment sub-section 5.4.3, Social performance section 14.4, Social indicators

	EC8	Development and impact of infrastructure investments and services provided primarily for public benefit through commercial, in-kind or pro bono engagement	section 14.4, Social indicators

222      Annual Report 2011

14 Sustainability statements 14.8 - 14.8

	profile disclosure	description	cross-reference1)
Environment

		Disclosure on management approach to environmental aspects	Message from the CEO section 5.4, Sustainability

Materials	EN1	Materials used by weight or volume	section 14.2, EcoVision section 14.3, Green Manufacturing 2015

	EN2	Percentage of materials used that are recycled input materials	section 14.2, EcoVision section 14.3, Green Manufacturing 2015

Energy	EN3	Direct energy consumption by primary energy source	section 14.2, EcoVision section 14.3, Green Manufacturing 2015

	EN4	Indirect energy consumption by primary source	section 14.2, EcoVision section 14.3, Green Manufacturing 2015

Water	EN8	Total water withdrawal by source	section 14.3, Green Manufacturing 2015

Biodiversity	EN11	Location and size of land owned, leased, managed in or adjacent to protected areas and areas of high biodiversity value outside protected areas	This indicator is not material to Philips because the company does not own land in protected areas and areas with high biodiversity

	EN12	Description of significant impacts of activities, products and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas	chapter 14, Sustainability statements

Emissions, effluents, and waste	EN16	Total direct and indirect greenhouse gas emissions by weight	section 14.2, EcoVision section 14.3, Green Manufacturing 2015

	EN17	Other relevant indirect greenhouse gas emissions by weight	section 14.2, EcoVision section 14.3, Green Manufacturing 2015

	EN19	Emissions of ozone-depleting substances by weight	section 14.3, Green Manufacturing 2015

Commitments to external initiatives	EN20	NOx, SOx and other significant air emissions by type and weight	section 14.3, Green Manufacturing 2015

	EN21	Total water discharge by quality and destination	section 14.3, Green Manufacturing 2015

	EN22	Total weight of waste by type and disposal method	section 14.3, Green Manufacturing 2015

	EN23	Total number and volume of significant spills	section 14.3, Green Manufacturing 2015

	EN26	Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation	section 4.1, Optimizing our ecological footprint section 5.4, Sustainability section 14.2, EcoVision

	EN27	Percentage of products sold and their packaging materials that are reclaimed by category	section 5.4, Sustainability section 14.2, EcoVision

Compliance	EN28	Monetary value of significant fines and total number of non-monetary sanctions for non- compliance with environmental laws and regulations	section 14.3, Green Manufacturing 2015

Annual Report 2011      223

14 Sustainability statements 14.8—14.8

	profile disclosure	description	cross-reference1)
Labor practices and decent work

		Disclosure on management approach to labor practices and decent work	section 14.4, Social indicators section 14.5, General Business Principles

Employment	LA1	Total workforce by employment type, employment contract and region	section 14.4, Social indicators

	LA2	Total number and rate of employee turnover by age group, gender and region	section 14.4, Social indicators sub-section 5.1.13, Employment

Labor/Management relations	LA4	Percentage of employees covered by collective bargaining agreements	section 14.4, Social indicators See also www.philips.com/gbp

	LA5	Minimum notice period(s) relating to significant operational changes, including whether it is specified in collective agreements	See www.philips.com/gbp

Occupational health and safety	LA7	Rates of injury, occupational diseases, lost days and absenteeism, and number of work- related fatalities by region	section 14.4, Social indicators

	LA8	Education, training, counseling, prevention and risk-control programs in place to assist workforce members, their families or community members in relation to serious diseases	section 4.2, Partnering to drive change section 4.3, Our people – making a difference

Training and education	LA10	Average hours of training per year per employee by employee category	section 14.4, Social indicators

Diversity and equal opportunity	LA13	Composition of governance bodies and breakdown of employees per category according to gender, age group, minority group membership and other indicators of diversity	section 14.4, Social indicators

	LA14	Ratio of basic salary of men to women by employee category	section 14.4, Social indicators See also www.philips.com/gbp

	profile disclosure	description	cross-reference1)
Human rights
		Disclosure on management approach to human rights	section 14.5, General Business Principles section 14.6, Supplier indicators

Investment and procurement practices	HR1	Percentage and total number of significant investment agreements that include human rights clauses or that have undergone human rights screening	section 14.4, Social indicators

	HR2	Percentage of significant suppliers and contractors that have undergone screening on human rights and actions taken	section 14.6, Supplier indicators

Non-discrimination	HR4	Total number of incidents of discrimination and actions taken	section 14.4, Social indicators

Freedom of association and collective bargaining	HR5	Operations identified in which the right to exercise freedom of association and collective bargaining may be at significant risk, and actions taken to support these rights	section 14.4, Social indicators

Child labor	HR6	Operations identified as having significant risk for incidents of child labor, and measures taken to contribute to the elimination of child labor	section 14.4, Social indicators

Forced and compulsory labor	HR7	Operations identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of forced or compulsory labor	section 14.4, Social indicators

224      Annual Report 2011

14 Sustainability statements 14.8 - 14.8

	profile disclosure	description	cross-reference1)
Society

		Disclosure on management approach to society and community involvement	section 4.1, Optimizing our ecological footprint section 4.2, Partnering to drive change section 4.3, Our people – making a difference

Community	SO1	Nature, scope and effectiveness of any programs and practices that assess and manage the impacts of operations on communities, including entering operating, and exiting	section 14.4, Social indicators

Ethics	SO2	Percentage and total number of business units analyzed for risks related to ethics	section 14.4, Social indicators section 14.6, Supplier indicators

	SO3	Percentage of employees trained in organization’s anti-corruption policies and procedures	section 14.4, Social indicators section 14.6, Supplier indicators

	SO4	Actions taken in response to incidents of ethics	section 14.4, Social indicators section 14.6, Supplier indicators

Public policy	SO5	Public policy positions and participation in public policy development and lobbying	chapter 14, Sustainability statements

Compliance	SO8	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations	section 12.11, Notes section 14.3, Green Manufacturing 2015

	profile disclosure	description	cross-reference1)
Product responsibility
		Disclosure on management approach to product responsibility	section 4.1, Optimizing our ecological footprint

Customer health and safety	PR1	Life cycle stages in which health and safety impacts of products and services are assessed for improvement, and percentage of significant products and services categories subject to such procedures	section 5.4, Sustainability section 14.2, EcoVision

Product and service labeling	PR3	Type of product and service information required by procedures, and percentage of significant products and services subject to such information requirements	section 4.1, Optimizing our ecological footprint

Marketing communications	PR6	Programs for adherence to laws, standards, and voluntary codes related to marketing communications, including advertising, promotion and sponsorship	chapter 14, Sustainability statements

	PR9	Monetary value of significant fines for non-compliance with laws and regulations relating to the provision and use of products and services	section 12.11, Notes section 14.3, Green Manufacturing 2015

1)	The sections referred to, except for the sections in chapter 14, Sustainability statements, are not included in the scope of the assurance engagement on Sustainability performance

Annual Report 2011      225

15 Reconciliation of non-GAAP information 15 - 15

15 Reconciliation of non-GAAP information

Explanation of Non-GAAP measures

Koninklijke Philips Electronics N.V. (the ‘Company’) believes that an understanding of sales performance is enhanced when the effects of currency movements and acquisitions and divestments (changes in consolidation) are excluded. Accordingly, in addition to presenting ‘nominal growth’, ‘comparable growth’ is provided.

Comparable sales exclude the effects of currency movements and changes in consolidation. As indicated in the Significant accounting policies, sales and income are translated from foreign currencies into the Company’s reporting currency, the euro, at the exchange rate on transaction dates during the respective years. As a result of significant currency movements during the years presented, the effects of translating foreign currency sales amounts into euros could have a material impact. Therefore, these impacts have been excluded in arriving at the comparable sales in euros. Currency effects have been calculated by translating previous years’ foreign currency sales amounts into euros at the following year’s exchange rates in comparison with the sales in euros as historically reported. Years under review were characterized by a number of acquisitions and divestments, as a result of which activities were consolidated or deconsolidated. The effect of consolidation changes has also been excluded in arriving at the comparable sales. For the purpose of calculating comparable sales growth, when a previously consolidated entity is sold or contributed to a venture that is not consolidated by the Company, relevant sales are excluded from impacted prior-year periods. Similarly, when an entity is acquired, relevant sales are excluded from impacted periods.

The Company uses the term IFO and Adjusted IFO to evaluate the performance of the Philips Group and its operating sectors. The term EBIT has the same meaning as Income from operations (IFO). Referencing Adjusted IFO will make the underlying performance of our businesses more transparent by factoring out the amortization of acquired intangible assets. Adjusted IFO represents income from operations excluding results attributable to non-controlling interests holders, results relating to investments in associates, income taxes, financial income and expenses, amortization and impairment on intangible assets (excluding software and capitalized product development).

The Company believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating sectors. NOC is defined as: total assets excluding assets from discontinued operations less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other (non-)current financial assets, (d) investments in associates, and after deduction of: (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities, (h) current/non-current liabilities, and (i) trading securities.

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

226      Annual Report 2011

15 Reconciliation of non-GAAP information 15 - 15

Sales growth composition per sector

in %

	comparable growth	currency effects	consolidation changes	nominal growth
2011 versus 2010
Healthcare	5.3	(2.5)	0.1	2.9
Consumer Lifestyle	(0.1)	(1.7)	2.6	0.8
Lighting	6.1	(2.3)	(2.7)	1.1
Group Management & Services	2.4	—	(28.3)	(25.9)

Philips Group	4.1	(2.2)	(0.6)	1.3

2010 versus 2009
Healthcare	3.9	6.0	(0.2)	9.7
Consumer Lifestyle	1.3	4.8	1.4	7.5
Lighting	8.7	6.0	0.7	15.4
Group Management & Services	6.4	2.7	(2.6)	6.5

Philips Group	4.8	5.6	0.5	10.9

2009 versus 2008
Healthcare	(2.7)	2.6	2.6	2.5
Consumer Lifestyle	(12.0)	(0.6)	(0.6)	(13.2)
Lighting	(12.6)	1.0	0.5	(11.1)
Group Management & Services	(30.2)	(0.1)	(0.2)	(30.5)

Philips Group	(9.2)	1.0	0.9	(7.3)

Sales growth composition per geographic cluster

in %

	comparable growth	currency effects	consolidation changes	nominal growth
2011 versus 2010
Western Europe	(2.6)	0.3	(1.7)	(4.0)
North America	2.9	(4.7)	0.3	(1.5)
Other mature geographies	7.0	2.7	(2.0)	7.7

Total mature geographies	1.0	(1.8)	(0.8)	(1.6)
Growth geographies	11.1	(3.2)	(0.2)	7.7

Philips Group	4.1	(2.2)	(0.6)	1.3

2010 versus 2009
Western Europe1)	(1.5)	1.2	0.7	0.4
North America	1.5	5.8	—	7.3
Other mature geographies	12.6	14.5	3.2	30.3

Total mature geographies	1.2	4.3	0.6	6.1
Growth geogrpahies1)	13.6	9.3	0.3	23.2

Philips Group	4.8	5.6	0.5	10.9

2009 versus 2008
Western Europe	(10.0)	(1.1)	1.2	(9.9)
North America	(13.1)	4.3	1.4	(7.4)
Other mature geographies	(4.7)	4.8	2.8	2.9

Total mature geographies	(11.0)	1.8	1.4	(7.8)
Growth geographies	(4.4)	(1.2)	(0.6)	(6.2)

Philips Group	(9.2)	1.0	0.9	(7.3)

1)	Revised to reflect an adjusted geographic cluster allocation

Annual Report 2011      227

15 Reconciliation of non-GAAP information 15 - 15

Composition of net debt to group equity

	2009	2010	2011
Long-term debt	3,640	2,818	3,278
Short-term debt	627	1,840	582

Total debt	4,267	4,658	3,860
Cash and cash equivalents	(4,386)	(5,833)	(3,147)

Net debt (cash)1)	(119)	(1,175)	713

Shareholders’ equity	14,595	15,046	12,355
Non-controlling interests	49	46	34

Group equity	14,644	15,092	12,389

Net debt and group equity	14,525	13,917	13,102
Net debt divided by net debt and group equity (in %)	(1)	(8)	5
Group equity divided by net debt and group equity (in %)	101	108	95

1)	Total debt less cash and cash equivalents

Composition of cash flows

	2009	2010	2011
Cash flows from operating activities	1,391	2,121	836
Cash flows from investing activities	(165)	(646)	(1,364)

Cash flows before financing activities	1,226	1,475	(528)

Cash flows from operating activities	1,391	2,121	836
Net capital expenditures:	(628)	(765)	(944)
Purchase of intangible assets	(96)	(80)	(116)
Expenditures on development assets	(162)	(193)	(231)
Capital expenditures on property, plant and equipment	(495)	(621)	(725)
Proceeds from disposals of property, plant and equipment	125	129	128

Free cash flows	763	1,356	(108)

Adjusted IFO to Income from operations (or IFO )

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Group Management & Services
2011
Adjusted IFO	1,680	1,145	472	445	(382)
Amortization of intangible assets1)	(594)	(229)	(80)	(276)	(10)
Impairment of goodwill	(1,355)	(824)	—	(531)	—

Income from operations (or IFO)	(269)	93	392	(362)	(392)

2010
Adjusted IFO	2,562	1,186	718	869	(211)
Amortization of intangible assets1)	(482)	(264)	(39)	(174)	(5)

Income from operations (or IFO)	2,080	922	679	695	(216)

2009
Adjusted IFO	1,096	848	454	145	(351)
Amortization of intangible assets1)	(436)	(255)	(18)	(161)	(2)

Income from operations (or IFO)	660	593	436	(16)	(353)

1)	Excluding amortization of software and product development

228      Annual Report 2011

15 Reconciliation of non-GAAP information 15 - 15

NOC composition

	2007	2008	2009	2010	2011
Intangible assets	6,635	11,757	11,523	12,233	11,012
Property, plant and equipment	3,194	3,496	3,252	3,145	3,014
Remaining assets	11,193	10,361	8,960	8,921	8,980
Provisions	(2,403)	(2,837)	(2,450)	(2,339)	(2,639)
Other liabilities	(7,817)	(8,708)	(8,636)	(10,009)	(9,940)

Net operating capital	10,802	14,069	12,649	11,951	10,427

Annual Report 2011      229

15 Reconciliation of non-GAAP information 15 - 15

Net operating capital to total assets

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Group Management & Services
2011
Net operating capital (NOC)	10,427	8,418	887	5,020	(3,898)
Eliminate liabilities comprised in NOC:
- payables/liabilities	9,940	2,697	2,081	1,450	3,712
- intercompany accounts	—	103	87	51	(241)
- provisions	2,639	287	558	227	1,567
Include assets not comprised in NOC:
- investments in associates	203	86	3	23	91
- other current financial assets	—	—	—	—	—
- other non-current financial assets	346	—	—	—	346
- deferred tax assets	1,713	—	—	—	1,713
- liquid assets	3,147	—	—	—	3,147

	28,415	11,591	3,616	6,771	6,437
Assets classified as held for sale	551

Total assets	28,966

2010
Net operating capital (NOC)	11,951	8,908	911	5,561	(3,429	)1)
Eliminate liabilities comprised in NOC:
- payables/liabilities	10,009	2,603	2,509	1,485	3,412
- intercompany accounts	—	54	95	68	(217)
- provisions	2,339	321	342	247	1,429
Include assets not comprised in NOC:
- investments in associates	181	76	1	18	86
- other current financial assets	6	—	—	—	6
- other non-current financial assets	479	—	—	—	479
- deferred tax assets	1,351	—	—	—	1,351
- liquid assets	5,833	—	—	—	5,833

	32,149	11,962	3,858	7,379	8,950
Assets classified as held for sale1)	120

Total assets	32,269

2009
Net operating capital (NOC)	12,649	8,434	625	5,104	(1,514)
Eliminate liabilities comprised in NOC:
- payables/liabilities	8,635	2,115	2,155	1,247	3,118
- intercompany accounts	—	32	85	62	(179)
- provisions	2,450	317	420	324	1,389
Include assets not comprised in NOC:
- investments in associates	281	71	1	11	198
- other current financial assets	192	—	—	—	192
- other non-current financial assets	691	—	—	—	691
- deferred tax assets	1,243	—	—	—	1,243
- liquid assets	4,386	—	—	—	4,386

	30,527	10,969	3,286	6,748	9,524

1)	Revised to reflect a property, plant and equipment reclassification to assets classified as held for sale

230      Annual Report 2011

16 Five-year overview 16 - 16

16 Five-year overview

All amounts in millions of euros unless otherwise stated.

Discontinued operations reflect the effect of classifying the Television business as discontinued operations in 2011, for which the previous years results and cash flows have been restated.

Due to factors such as acquisitions and divestments, the amounts, percentages and ratios are not directly comparable.

	20071) EUR	2008 EUR	2009 EUR	2010 EUR	2011 EUR	2011 USD2)
General data

Sales	20,751	21,682	20,092	22,287	22,579	29,217

Income from operations (IFO) (loss)	1,781	296	660	2,080	(269)	(348)
Financial income and expenses - net	2,847	88	(162)	(121)	(240)	(311)
Income (loss) from continuing operations	5,016	106	476	1,478	(776)	(1,004)
Income (loss) from discontinued operations	(136)	(198)	(52)	(26)	(515)	(666)
Net income (loss)	4,880	(92)	424	1,452	(1,291)	(1,671)

Total assets	36,381	31,910	30,527	32,269	28,966	37,482
Net assets	21,868	15,593	14,644	15,092	12,389	16,031

Financial structure

Debt	3,563	4,188	4,267	4,658	3,860	4,995
Provisions	2,403	2,837	2,450	2,339	2,639	3,415

Shareholders’ equity	21,741	15,544	14,595	15,046	12,355	15,987
Non-controlling interests	127	49	49	46	34	44

Key figures per share

Weighted average shares outstanding:
- basic3)	1,087,193	992,485	926,546	940,528	951,647	951,647
- diluted3)	1,099,990	997,779	930,102	948,392	956,130	956,130
Basic earnings per common share4)
Income (loss) from continuing operations per share	4.61	0.11	0.51	1.57	(0.82)	(1.06)
Net income (loss)	4.49	(0.09)	0.46	1.54	(1.36)	(1.76)
Diluted earnings per common share4)
Income (loss) from continuing operations	4.56	0.11	0.51	1.56	(0.82)	(1.06)
Net income (loss)	4.44	(0.09)	0.46	1.53	(1.36)	(1.76)

1)	Discontinued operations reflect the effect of the sale of MedQuist in 2007
2)

For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2011 (USD 1 = EUR 0.7728. The US dollar amounts are unaudited.)

3)	In thousands of shares
4)	In euros or US dollars as indicated in the header

Annual Report 2011      231

17 Investor Relations 17 - 17.1

17 Investor Relations

17.1 Key financials and dividend policy

Prior years results and cash flows have been restated to reflect the effect of classifying the Television business as discontinued operations in 2011.

Net income and EPS

Net income of the Philips Group showed a loss of EUR 1,291 million, or EUR 1.36 per common share, compared to a profit of EUR 1,452 million, or EUR 1.54 per common share, in 2010.

Net income (loss)

in millions of euros

IFO and Adjusted IFO1)

in millions of euros

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

Operating cash flows

in millions of euros

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

Dividend policy

We are committed to a stable dividend policy with a 40% to 50% pay-out of continuing net income.

Continuing net income, or net income excluding material non-recurring items and discontinued operations, is the base figure used to calculate the dividend payout for the year. For 2011, the key exclusions used to arrive at continuing net income are the results related to the Television business of Consumer Lifestyle where we signed a joint venture agreement with TPV and consequently show these results as discontinued operations. The impairment charges taken on goodwill and other intangibles impairment charges in Q2 and Q4, the curtailment in the UK Pension Fund, and restructuring and post-acquisition charges are also excluded.

Proposed distribution

A proposal will be submitted to the 2012 Annual General Meeting of Shareholders to declare a dividend of EUR 0.75 per common share, in cash or in shares at the option of the shareholder, against the reserve retained earnings. Such dividend is expected to result in a distribution with a total value of EUR 695 million.

Shareholders will be given the opportunity to make their choice between cash and shares between May 7, 2012, and May 25, 2012 (US ends on May 24). If no choice is made during this election period, the dividend will be paid in shares. On May 25, 2012, after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares of

232      Annual Report 2011

17 Investor Relations 17.1 - 17.1

Koninklijke Philips Electronics N.V. at Euronext Amsterdam on 23, 24 and 25 May, 2012. The Company will calculate the number of share dividend rights entitled to one new common share, such that the gross dividend in shares will be approximately 3% higher than the gross dividend in cash. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from May 30, 2012. The distribution of dividend in cash to holders of New York registry shares will be made in USD at the USD/EUR rate fixed by the European Central Bank on May 28, 2012.

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

In 2011, a dividend of EUR 0.75 per common share was paid in cash or shares, at the option of the shareholder. Approximately 63% elected for a share dividend resulting in the issuance of 22,896,661 new common shares, leading to a 2.4% dilution. The remainder of the dividend was paid in cash (EUR 259 million) against the net income of the Company.

	ex-dividend date	record date	payment date

Amsterdam shares	May 2, 2012	May 4, 2012	May 30, 2012

New York shares	May 2, 2012	May 4, 2012	May 30, 2012

Dividend and dividend yield per common share

1)	Dividend yield % is as of December 31 of previous year
2)	Subject to approval by the 2012 Annual General Meeting of Shareholders

Information for US investors

Dividends and distributions per Common Share

The following table sets forth in euros the gross dividends on the Common Shares in the fiscal years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of Shares of the New York registry:

	2007	2008	2009	2010	2011
in EUR	0.60	0.70	0.70	0.70	0.75
in USD	0.80	1.09	0.94	0.93	1.11

Exchange rates USD : EUR

The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). The Noon Buying Rate on February 17, 2012 was EUR 0.7605 per USD 1.

calendar period	period end	average	high	EUR per USD low
2006	0.7577	0.7906	0.8432	0.7504
2007	0.6848	0.7259	0.7750	0.6729
2008	0.7184	0.6844	0.8035	0.6246
2009	0.6977	0.7187	0.7970	0.6623
2010	0.7536	0.7579	0.8362	0.6879
2011	0.7708	0.7186	0.7736	0.6723

	highest rate	lowest rate
August, 2011	0.7063	0.6892
September, 2011	0.7437	0.7001
October, 2011	0.7530	0.7056
November, 2011	0.7551	0.7245
December, 2011	0.7736	0.7415
January, 2012	0.7885	0.7580

Philips publishes its financial statements in euros while a substantial portion of its net assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.

Unless otherwise stated, for the convenience of the reader the translations of euros into US dollars appearing in this report have been made based on the closing rate

Annual Report 2011      233

17 Investor Relations 17.1 - 17.2

on December 31, 2011 (USD 1 = EUR 0.7728). This rate is not materially different from the Noon Buying Rate on such date (USD 1 = EUR 0.7708).

The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips’ financial statements for the periods specified.

			EUR per USD
	period end	average	high	low
2006	0.7591	0.7935	0.8375	0.7579
2007	0.6790	0.7272	0.7694	0.6756
2008	0.7096	0.6832	0.7740	0.6355
2009	0.6945	0.7170	0.7853	0.6634
2010	0.7485	0.7540	0.8188	0.7036
2011	0.7728	0.7192	0.7728	0.6721

17.2 Share information

Market capitalization

Philips’ market capitalization was EUR 15.1 billion at year- end 2011. The highest closing price for Philips’ shares during 2011 in Amsterdam was EUR 25.34 on January 18, 2011 and the lowest was EUR 12.23 on September 12, 2011. The highest closing price for Philips’ shares during 2011 in New York was USD 33.81 on January 18, 2011 and the lowest was USD 16.87 on September 22, 2011.

Market capitalization

in billions of euros

1)	The years 2007 and 2008 mainly reflect our shareholdings in TSMC and LG Display, which were exited in 2008 and 2009 respectively

Share capital structure

During 2011, Philips’ issued share capital increased by approximately 23 million common shares to a level of 1,009 million common shares. The main reason for this is the elective dividend, resulting in the issue of 22,896,661 new common shares. The basic shares outstanding decreased from 947 million at the end of December 2010 to 926 million at the end of 2011. As of December 31, 2011, the shares held in treasury amounted to 82.9 million shares, of which 33.6 million are held by Philips to cover long-term incentive and employee stock purchase plans.

The Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) imposes a duty to disclose percentage holdings in the capital and/or voting rights in the Company when such holding reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Such disclosure must be made to the Netherlands Authority for the Financial Markets (AFM) without delay. The AFM then notifies the Company.

On July 13, 2011, the Company received notification from the AFM that it had received disclosures under the Financial Markets Supervision Act of a substantial holding of 5.10% by Southeastern Asset Management, Inc. in the

234      Annual Report 2011

17 Investor Relations 17.2 - 17.2

Company’s common shares. On August 10, 2011 the Company received notification from the AFM that it had received disclosures under the Financial Markets Supervision Act of a substantial holding of 5.08% by the Company in its own shares. On December 7, 2011 the Company received notification from the AFM that it had received disclosures under the Financial Markets Supervision Act of a substantial holding of 5.05% by Dodge & Cox in the Company’s common shares.

Based on a survey in December 2011 and information provided by several large custodians, the following shareholder portfolio information is included in the graphs Shareholders by region and Shareholders by style.

Shareholders by region (estimated)1)

in %

1)	Split based on identified shares in shareholder identification

Shareholders by style (estimated)1)

in %

1)	Split based on identified shares in shareholder identification
2)	SWF: Sovereign Wealth
3)	GARP: growth at reasonable price

Share repurchase programs for capital reduction purposes

On July 18, 2011, Philips announced a further EUR 2 billion share repurchase program to be completed within 12 months. Taking into consideration the volatility of the financial markets, it was decided to extend the program through the end of Q2 2013. In 2011, Philips completed 35% of the share buy-back program.

Further details on the share repurchase programs can be found on the Investor Relations website. For more information see chapter 11, Corporate governance, of this report.

Impact of share repurchases on share count

in millions of shares

	2007	2008	2009	2010	2011
Shares issued	1,143	972	972	986	1,009
Shares in treasury	78	49	45	39	83
Shares outstanding	1,065	923	927	947	926
Shares repurchased	26	146	—	—	48
Shares cancelled	—	170	—	—	—

A total of 82,880,543 shares were held in treasury by the Company at December 31, 2011 (2010: 39,572,400 shares). As of that date, a total of 47,142,041 rights to acquire shares (under convertible personnel debentures, restricted share programs and stock options) were outstanding (2010: 54,941,221).

Annual Report 2011      234

17 Investor Relations 17.2 - 17.3

Period	total number of shares purchased	average price paid per share in EUR	total number of shares purchased as part of publicly announced programs	maximum EUR amount of shares that may yet be purchased under the programs
January, 2011	—
February, 2011	—
March, 2011	478	22.34
April, 2011	—
May, 2011	30,957	20.11
June, 2011	—
July, 2011	6,955,000	17.27	6,955,000	1,879,859,456
August, 2011	20,320,770	14.52	20,320,770	1,584,853,914
September, 2011	5,679,001	13.06	5,678,500	1,510,666,241
October, 2011	2,002,076	14.65	2,001,787	1,481,342,489
November, 2011	6,846,807	13.97	6,846,807	1,385,696,231
December, 2011	5,673,235	15.08	5,672,976	1,300,173,760

17.3 Philips’ rating

Philips’ existing long-term debt is rated A3 (with negative outlook) by Moody’s and A- (with negative outlook) by Standard & Poor’s. It is our objective to manage our financial ratios to be in line with A3 / A-. There is no assurance that we will be able to achieve this goal and ratings are subject to change at any time.

Credit rating summary

	long-term	short-term	outlook
Standard and Poor’s	A-	A-2	Negative	1)
Moody’s	A3	P-2	Negative	2)

1)	On February 3, 2012, Standard and Poor’s decided to change their outlook from stable to negative
2)	On February 8, 2012, Moody’s decided to change their outlook from stable to negative

236      Annual Report 2011

17 Investor Relations 17.4 - 17.4

17.4 Performance in relation to market indices

The Common Shares of the Company are listed on the stock market of Euronext Amsterdam. The New York Registry Shares of the Company, representing Common Shares of the Company, are listed on the New York Stock Exchange. The principal market for the Common Shares is Euronext Amsterdam. For the New York Registry Shares is the New York Stock Exchange.

The following table shows the high and low closing sales prices of the Common Shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low closing sales prices of the New York Registry Shares on the New York Stock Exchange:

		Euronext Amsterdam (EUR)		New York stock exchange (USD)
		high	low	high	low
2007		32.99	26.71	45.87	35.36

2008	1st quarter	28.94	23.63	42.34	35.64
	2nd quarter	25.31	21.61	39.50	33.80
	3rd quarter	23.33	18.48	35.34	25.49
	4th quarter	19.68	12.09	26.75	14.79
2009	1st quarter	16.05	10.95	20.78	13.98
	2nd quarter	14.77	11.52	20.30	15.45
	3rd quarter	17.65	12.59	25.82	17.52
	4th quarter	21.03	15.79	30.19	22.89
2010	1st quarter	25.28	20.34	33.48	28.26
	2nd quarter	26.94	22.83	35.90	28.09
	3rd quarter	26.23	21.32	33.32	26.84
	4th quarter	24.19	20.79	33.90	27.10
2011	1st quarter	25.34	21.73	33.81	29.81
	2nd quarter	22.84	16.33	32.44	23.36
	3rd quarter	17.84	12.23	25.74	16.87
	4th quarter	16.28	12.77	22.54	17.22

August, 2011		16.99	13.28	24.20	18.94
September, 2011		14.49	12.23	20.58	16.87
October, 2011		15.73	12.77	22.54	17.22
November, 2011		15.37	13.38	21.35	17.59
December, 2011		16.28	14.64	20.95	18.90
January, 2012		16.56	14.48	21.47	18.34

Annual Report 2011      237

17 Investor Relations 17.4 - 17.4

Euronext Amsterdam

Share price development in Amsterdam, 2011

in euros

PHIA	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
High	25.34	23.83	23.98	22.84	20.70	19.05	17.84	16.99	14.49	15.73	15.37	16.28
Low	22.77	22.49	21.73	20.02	19.01	16.33	16.91	13.28	12.23	12.77	13.38	14.64
Average	23.91	23.22	22.86	21.07	19.86	17.71	17.45	14.50	13.17	14.55	14.27	15.32
Average daily volume1)	10.64	6.53	8.30	9.23	8.54	12.10	8.45	12.08	10.75	8.06	7.10	5.76

Share price development in Amsterdam, 2010

in euros

PHIA	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
High	22.33	22.31	25.28	26.94	25.92	26.72	26.23	24.49	24.08	24.19	23.11	23.08
Low	20.34	20.98	22.26	24.10	22.83	23.78	23.45	21.32	22.39	21.73	20.79	21.49
Average	21.25	21.60	23.80	25.08	24.53	25.21	24.53	22.84	23.28	22.94	22.31	22.58
Average daily volume1)	8.25	7.46	6.84	9.80	11.09	7.74	7.09	7.07	7.46	8.32	7.33	5.70

New York Stock Exchange

Share price development in New York, 2011

in US dollars

PHG	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
High	33.81	32.70	33.32	32.44	30.53	27.15	25.74	24.20	20.58	22.54	21.35	20.95
Low	29.81	30.99	29.94	29.27	26.79	23.36	23.79	18.94	16.87	17.22	17.59	18.90
Average	31.93	31.75	32.01	30.49	28.47	25.49	24.92	20.81	18.19	20.03	19.37	20.13
Average daily volume1)	1.31	0.72	0.86	0.88	0.96	2.45	1.56	2.04	2.17	2.07	1.79	1.48

Share price development in New York, 2010

in US dollars

PHG	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
High	31.51	31.17	33.48	35.90	33.87	32.44	33.32	32.19	31.42	33.90	32.06	30.70
Low	28.26	28.38	30.22	32.25	28.63	28.09	30.03	26.84	29.51	30.45	27.10	28.15
Average	30.30	29.64	32.29	33.69	30.72	30.65	31.43	29.41	30.43	31.83	30.49	29.82
Average daily volume1)	1.00	0.68	0.93	2.50	2.15	2.29	1.64	1.10	1.55	1.16	1.00	0.95

1)	In millions of shares

238      Annual Report 2011

17 Investor Relations 17.6—17.4

5-year relative performance: Philips and AEX

base 100 = Dec 29, 2006

5-year relative performance: Philips and unweighted

TSR peer group index base 100 - Dec 29, 2006

3M, Electrolux, Emerson, GE, Hitachi, Honeywell, Johnson & Johnson, Panasonic, Schneider, Siemens, Toshiba,

5-year relative performance: Philips and Dow Jones

base 100 = Dec 29, 2006

Amsterdam,
Share listings	New York
Ticker code	PHIA, PHG
No. of shares issued at Dec. 31, 2011	EUR 1,009 million
No. of shares outstanding issued at Dec. 31, 2011	EUR 926 million
Market capitalization at year-end 2011	EUR 15.1 billion
Industry classification
MSCI: Capital Goods	20105010
ICB: Consumer Electronics	3743
Members of indices
AEX,102 NYSE, DJSI, and others

Annual Report 2011      239

17 Investor Relations 17.5 - 17.5

17.5 Philips’ acquisitions

Acquisitions 2011 / Announcement dates

January 5, 2011	Optimum Lighting, LLC	Professional Luminaires	Expand portfolio with customized energy-efficient lighting solutions

January 20, 2011	Preethi1)	Domestic Appliances	Become a leading kitchen appliances company in India

March 9, 2011	Dameca A/S	Patient Care and Clinical Informatics	Expand portfolio with integrated, advanced anesthesia care solutions

June 20, 2011	AllParts Medical	Customer Services	Expand capabilities in imaging equipment services, strengthening Philips’ Multi- Vendor Services business

June 27, 2011	Sectra Mamea AB2)	Imaging Systems	Expand Women’s Healthcare portfolio with a unique digital mammography solution in terms of radiation dose

June 29, 2011	Indal Group	Professional Luminaires	Strengthen leading position in professional lighting within Europe

July 11, 2011	Povos Electric Appliance (Shanghai) Co., Ltd.2)	Domestic Appliances	Expand product portfolio in China and continue to build business creation capabilities in growth geographies

1)	Asset transaction

2)	Combined asset transaction / share transaction

Acquisitions 2010 / Announcement dates

February 11, 2010	Luceplan S.p.A.	Consumer Luminaires	Iconic brand in the premium design segment for residential applications

February 24, 2010	Somnolyzer1)	Home Healthcare	Somnolyzer 24x7 automated-scoring solution that can improve the productivity of sleep centers

March 26, 2010	Tecso Informática Ltda.	Patient Care and Clinical Informatics	Strengthen clinical informatics portfolio with leading Brazilian provider of Radiology Information Systems (RIS)

July 13, 2010	Street Light Control Portfolio1)	Lighting Electronics	Strengthen outdoor lighting portfolio with acquisition control portfolio. Street Lighting controls activities of Amplex A/S

July 28, 2010	Shanghai Apex Electronics Technology Co., Ltd.	Imaging Systems	Strengthen portfolio of high-quality transducers aimed at the value segment in emerging markets

August 2, 2010	CDP Medical1)	Patient Care and Clinical Informatics	Expand clinical informatics portfolio in high-growth markets in the area of PACS

August 20, 2010	Burton Medical Products Corporation	Professional Luminaires	Expand portfolio with leading provider of specialized lighting solutions for healthcare facilities

September 13, 2010	Wheb Informática Ltda.	Patient Care and Clinical Informatics	Strengthen clinical informatics portfolio with a leading Brazilian provider of clinical information systems

October 11, 2010	Discus Holdings, Inc.	Health & Wellness	Expand oral healthcare portfolio with leading manufacturer of professional tooth whitening products

December 6, 2010	NCW Holdings Ltd.	Professional Luminaires	Expand global leadership position of professional lighting entertainment solutions

January 6, 2011	medSage Technologies1)	Home Healthcare	Strengthen portfolio by becoming a leading provider of patient interaction and management applications

1)	Asset transaction

240      Annual Report 2011

17 Investor Relationa 17.6 - 17.7

17.6 Financial calendar

Financial calendar

Annual General Meeting of Shareholders

Record date Annual General Meeting of Shareholders	March 29, 2012

Annual General Meeting of Shareholders	April 26, 2012

Quarterly reports 2012

First quarterly report 2012	April 23, 2012

Second quarterly report 2012	July 23, 2012

Third quarterly report 2012	October 22, 2012

Fourth quarterly report 2012	January 28, 20131)

Capital Markets Days 2012

Capital Markets Day (Healthcare)	May 10, 2012

Capital Markets Day (Consumer Lifestyle and Lighting)	September 11, 2012

1)	Subject to final confirmation

17.7 Investor contact

Shareholder services

Holders of shares listed on Euronext

Philips offers a dynamic print manager that facilitates the creation of a customized PDF. Non-US shareholders and other non-US interested parties can make inquiries about the Annual Report 2011 to:

Royal Philips Electronics

Annual Report Office

Breitner Center, HBT 11.03

P.O. Box 77900

1070 MX Amsterdam, Netherlands

E-mail: annual.report@philips.com

Communications concerning share transfers, lost certificates, dividends and change of address should be directed to:

The Royal Bank of Scotland N.V.

Department Equity Capital Markets HQ3130

Gustav Mahlerlaan 10, 1082 PP Amsterdam, Netherlands

Telephone: +31-20-46 43707

Fax: +31-20-46 41707

Holders of New York Registry shares

Philips offers a dynamic print manager that facilitates the creation of a customized PDF. Holders of New York Registry shares and other interested parties in the US can make inquiries about the Annual Report 2011 to:

Citibank Shareholder Service

P.O. Box 43077 Providence, Rhode Island 02940-3077

Telephone: 1-877-CITI-ADR (toll-free)

Telephone: 1-781-575-4555 (outside of US)

Fax: 1-201-324-3284

Website: www.citi.com/dr

E-mail: citibank@shareholders-online.com

Communications concerning share transfers, lost certificates, dividends and change of address should be directed to Citibank. The Annual Report on Form 20-F is filed electronically with the US Securities and Exchange Commission.

International direct investment program

Philips offers a dividend reinvestment and direct stock purchase plan designed for the US market. This program provides existing shareholders and interested investors with an economical and convenient way to purchase and

Annual Report 2011      241

17 Investor Relations 17.7 - 7.7

sell Philips New York Registry shares and to reinvest cash dividends. Philips does not administer or sponsor the program and assumes no obligation or liability for the operation of the plan. For further information on this program and for enrollment forms, contact:

Citibank Shareholder Service

Telephone: 1-877-248-4237 (1-877-CITI-ADR)

Monday through Friday 8:30 AM EST

through 6:00 PM EST

Website www.citibank.com/adr

or by writing to:

Citibank Shareholder Service

International Direct Investment Program

P.O. Box 2502, Jersey City, NJ 07303-2502

Shareholders Communication Channel

Philips is continually striving to improve relations with its shareholders. For instance, Philips was one of the key companies involved in the establishment of the Shareholders Communication Channel, a project of Euronext Amsterdam, banks in the Netherlands and several major Dutch companies to simplify contacts between participating companies and their shareholders.

Philips will use the Shareholders Communication Channel to distribute the Agenda for this year’s Annual General Meeting of Shareholders as well as an instruction form to enable proxy voting at that meeting.

For the Annual General Meeting of Shareholders on April 26, 2012, a record date of March 29, 2012, will apply. Those persons who on March 29, 2012 hold shares in the Company and are registered as such in one of the registers designated by the Board of Management for the Annual General Meeting of Shareholders will be entitled to participate in and vote at the meeting.

Investor relations activities

From time to time the Company engages in communications with investors via road shows, one-on- one meetings, group meetings, broker conferences and capital markets days. The purpose of these meetings is to inform the market on the results, strategy and decisions made, as well as to receive feedback from our shareholders. Also, the Company engages in bilateral communications with investors. These communications take place either at the initiative of the Company or at the initiative of individual investors. During these communications the Company is generally represented by its Investor Relations department. However, on a limited number of occasions the Investor Relations department is accompanied by one or more members of the Board of Management. The subject matter of the bilateral communications ranges from individual queries from investors to more elaborate discussions following disclosures that the Company has made such as its annual and quarterly reports. The Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders.

More information on the activities of Investor Relations can be found in chapter 11, Corporate governance, of this report.

Analysts’ coverage

Philips is covered by approximately 35 analysts who frequently issue reports on the company.

242      Annual Report 2011

17 Investor Relations 17.7 - 17.8

How to reach us

Investor Relations contact

Royal Philips Electronics

Breitner Center, HBT 11-8

P.O. Box 77900

1070 MX Amsterdam, Netherlands

Telephone: +31-20-59 77221

Website: www.philips.com/investor

E-mail: investor.relations@philips.com

Abhijit Bhattacharya

Executive Vice President – Investor Relations

Telephone: +31-20-59 77222

Vanessa Bruinsma-Kleijkers

Manager – Investor Relations

Telephone: +31-20-59 77447

The registered office of Royal Philips Electronics is

High Tech Campus 5

5656 AE Eindhoven, Netherlands

Telephone: +31-20-59 77777

Sustainability contact

Philips Corporate Sustainability Office

Building VS-4C.226

P.O. Box 218

5600 MD Eindhoven, Netherlands

Telephone: +31 (0)40 27 83651

Fax: +31 (0)40 27 86161

Website: www.philips.com/sustainability

E-mail: philips.sustainability@philips.com

Corporate Communications contact

Royal Philips Electronics

Breitner Center, HBT-18

P.O. Box 77900

1070 MX Amsterdam, Netherlands

Telephone: +31-20-59 77914

E-mail: corporate.communications@philips.com

17.8 Taxation

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

Annual Report 2011      243

17 Investor Relations 17.8 - 17.8

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

Income and capital gains

Income and capital gains derived from the Common Shares by a non-resident individual or non-resident corporate shareholder are generally not subject to Dutch income or corporation tax, unless (i) such income and gains are attributable to a (deemed) permanent establishment or (deemed) permanent representative in the Netherlands of the shareholder; or (ii) the shareholder is entitled to a share in the profits of an enterprise or (in case of a non-resident corporate shareholder only) a co-entitlement to the net worth of an enterprise, that is effectively managed in the Netherlands (other than by way of securities) and to which enterprise the Common Shares are attributable; or (iii) such income and capital gains are derived from a direct, indirect or deemed substantial participation in the share capital of a company (such substantial participation not being a business asset); or (iv) in case of a non-resident corporate shareholder, such shareholder is a resident of Aruba, Curacao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Eustatius or Saba to which the Common Shares are attributable, while the profits of such shareholder are taxable in the Netherlands pursuant to article 17(3)(c) of the Dutch Corporate Income Tax Act 1969; or (v) in case of a non-resident individual, (a) such individual derives income or capital gains from the Common Shares that are taxable as benefits from ‘miscellaneous activities’ in the Netherlands (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001), which includes the performance of activities with respect to the ordinary shares that exceed regular portfolio management; or (b) such individual has elected to be treated as a Dutch resident.

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

Inheritance or gift taxes (as the case may be) are due, however, if such shareholder:

•	has Dutch nationality and has been a resident of the Netherlands at any time during the ten years preceding the time of the death or gift; or

•	has no Dutch nationality but has been a resident of the Netherlands at any time during the twelve months preceding the time of the gift (for Netherlands gift taxes only); or

244      Annual Report 2011

17 Investor Relations 17.8 - 17.8

•	dies within 180 days after having made a gift, while being a resident or deemed resident of the Netherlands at the moment of his death (for Netherlands gift taxes only).

United States Federal Taxation

This section describes the material United States federal income tax consequences to a US holder (as defined below) of owning Common Shares. It applies only if the Common Shares are held as capital assets for tax purposes. This section does not apply to a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to- market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds Common Shares as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells Common Shares as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the US dollar.

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

A US holder should consult its own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of Common Shares in its particular circumstances.

This discussion addresses only United States federal income taxation.

Taxation of Dividends

Under the United States federal income tax laws, the gross amount of any dividend paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. For a non- corporate US holder, dividends paid in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the non-corporate US holder holds the Common Shares for more than 60 days during the 121- day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to the Common Shares generally will be qualified dividend income. A US holder must include any Dutch tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to a US holder when it receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that a US holder must include in its income will be the US dollar value of the Euro payments made, determined at the spot Euro/US dollar rate on the date the dividend distribution is includible in its income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date a US holder converts the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a US holder’s basis in the Common Shares and thereafter as capital gain.

Subject to certain limitations, the Dutch tax withheld in accordance with the U.S. Tax Treaty and paid over to the Netherlands will be creditable or deductible against a US

Annual Report 2011      245

17 Investor Relations 17.9 - 17.9

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

Taxation of Capital Gains

A US holder that sells or otherwise disposes of its Common Shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that it realizes and its tax basis, determined in US dollars, in its Common Shares. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We do not believe that the Common Shares will be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus is subject to change. If we are treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the Common Shares, gain realized on the sale or other disposition of the Common Shares would in general not be treated as capital gain. Instead a US holder would be treated as if it had realized such gain and certain “excess distributions” ratably over the holding period for the Common Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, in addition to which an interest charge in respect of the tax attributable to each such year would apply. Any dividends received by a US holder will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income and subject to the excess distribution regime described above.

17.9 New York Registry Shares

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

Fees and Payments made by the Agent to Philips

The Agent has agreed to reimburse certain expenses of Philips related to the Program and incurred by Philips in connection with the Program. In the year ended December 31, 2011 the Agent reimbursed to Philips, or paid amounts on Philips behalf to third parties, a total sum of EUR 408,536.

246      Annual Report 2011

17 Investor Relations 17.8 - 17.9

The table below sets from the types of expenses that the Agent has agreed to reimburse and the amounts reimbursed in the year ended December 31, 2011:

Category of Expense Reimbursed to Philips

in euros

amount Reimbursed in the year ended December 31, 2011

Program related expenses such as investor relations activities, legal fees and New York Stock Exchange listing fees	74,517
A portion of the issuance and cancellation fees actually received by the Agent from holders of New York Registry Shares, net of Program-related expenses already reimbursed by the Agent to Philips.	408,536	1)

Total	483,053

1)	Translated at USD/EUR exchange rate of actual date(s) of reimbursement(s) during 2011

The Agent has also agreed to waive certain fees for standard costs associated with the administration of the program.

The table below sets forth those expenses that the Agent paid directly to third parties in the year ended December 31, 2011.

Category of Expense paid directly to third parties

in euros

amount in the year ended December 31, 2011
Reimbursement of Settlement Infrastructure Fees	11,297
Reimbursement of Proxy Process expenses	6,026
Reimbursement of Legal Fee expenses	1,806
NYSE Listing Fee	55,388

Total	74,517

Under certain circumstances, including removal of the Agent or termination of the Program by Philips, Philips is required to repay the Agent certain amounts reimbursed and/or expenses paid to or on behalf of Philips.

Annual Report 2011      247

18 Definitions and abbreviations 18 - 18

18 Definitions and abbreviations

Definitions of key terms (including abbreviations)

Brominated flame retardants (BFR)

Brominated flame retardants are a group of chemicals that have an inhibitory effect on the ignition of combustible organic materials. Of the commercialized chemical flame retardants, the brominated variety are most widely used.

CAGR

Compound Annual Growth Rate

Carbon dioxide (CO2)

Carbon dioxide (chemical formula CO2) is a chemical compound composed of two oxygen atoms covalently bonded to a single carbon atom. It is a gas at standard temperature and pressure and exists in the Earth’s atmosphere in this state. CO2 is a trace gas comprising 0.039% of the atmosphere.

Cash flow before financing activities

The cash flow before financing activities is the sum of net cash flow from operating activities and net cash flow from investing activities.

Chlorofluorocarbon (CFC)

A chlorofluorocarbon is an organic compound that contains carbon, chlorine and fluorine, produced as a volatile derivative of methane and ethane. CFCs were originally developed as refrigerants during the 1930s.

Comparable sales

Comparable sales exclude the effect of currency movements and acquisitions and divestments (changes in consolidation). Philips believes that comparable sales information enhances understanding of sales performance.

Continuing net income

This equals recurring net income from continuing operations, or net income excluding discontinued operations and excluding material non- recurring items.

Dividend yield

The dividend yield is the annual dividend payment divided by Philips’ market capitalization. All references to dividend yield are as of December 31 of the previous year (the yield on the dividend paid in 2010 uses the market capitalization as of December 31, 2009).

EBITA

Earnings before interest, tax and amortization (EBITA) represents income from continuing operations excluding results attributable to non-controlling interest holders, results relating to investments in associates, income taxes, financial income and expenses, amortization and impairment on intangible assets (excluding software and capitalized development expenses). Philips believes that EBITA information makes the underlying performance of its businesses more transparent by factoring out the amortization of these intangible assets, which arises when acquisitions are consolidated.

EBITA per common share

EBITA divided by the weighted average number of shares outstanding (basic). The same principle is used for the definition of net income per common share, replacing EBITA.

Electronic Industry Citizenship Coalition (EICC)

The Electronic Industry Citizenship Coalition was established in 2004 to promote a common code of conduct for the electronics and information and communications technology (ICT) industry. EICC now includes more than 40 global companies and their suppliers.

Employee Engagement Index (EEI)

The Employee Engagement Index (EEI) is the single measure of the overall level of employee engagement at Philips. It is a combination of perceptions and attitudes related to employee satisfaction, commitment and advocacy.

Energy-using Products (EuP)

An energy-using product is a product that uses, generates, transfers or measures energy (electricity, gas, fossil fuel). Examples are boilers, computers, televisions, transformers, industrial fans, industrial furnaces etc.

Free cash flow

Free cash flow is the net cash flow from operating activities minus net capital expenditures.

Full-time equivalent employee (FTE)

Full-time equivalent is a way to measure a worker’s involvement in a project. An FTE of 1.0 means that the person is equivalent to a full-time worker, while an FTE of 0.5 signals that the worker is only half-time.

Global Reporting Initiative (GRI)

The Global Reporting Initiative (GRI) is a network-based organization that pioneered the world’s most widely used sustainability reporting framework. GRI is committed to the framework’s continuous improvement and application worldwide. GRI’s core goals include the mainstreaming of disclosure on environmental, social and governance performance.

Green Innovation

Green Innovation comprise all R&D activities directly contributing to the development of Green Products or Green Technologies.

Green Products

A Green Product is a product that offers a significant environmental improvement compared to a reference product in at least one Green Focal Area: Energy efficiency, Packaging, Hazardous substances, Weight, Recycling and disposal and Lifetime reliability.

Growth geographies

Growth geographies are the developing geographies comprising of Asia Pacific (excluding Japan, South Korea, Australia and New Zealand), Latin America, Central & Eastern Europe, the Middle East (excluding Israel) and Africa.

Hydrochlorofluorocarbon (HCFC)

Hydrochlorofluorocarbon is a fluorocarbon that is replacing chlorofluorocarbon as a refrigerant and propellant in aerosol cans.

Income as % of shareholders’ equity (ROE)

This ratio measures income from continuing operations as a percentage of average shareholders’ equity. ROE rates Philips’ overall profitability by evaluating how much profit the company generates with the money shareholders have invested.

Income from continuing operations

Net income from continuing operations, or net income excluding discontinued operations.

Initiatief Duurzame Handel (IDH)

IDH is the Dutch Sustainable Trade Initiative. It brings together government, frontrunner companies, civil society organizations and labor unions to accelerate and up-scale sustainable trade in mainstream commodity markets from the emerging countries to Western Europe.

248      Annual Report 2011

18 Definitions and abbreviations 18 -18

International Standardization Organization (ISO)

The International Standardization Organization (ISO)is the world’s largest developer and publisher of International Standards. ISO is a network of the national standards institutes of more than 160 countries, one member per country, with a Central Secretariat in Geneva, Switzerland, that coordinates the system. ISO is a non- governmental organization that forms a bridge between the public and private sectors.

Light-Emitting Diode (LED)

Light-Emitting Diode (LED), in electronics, is a semiconductor device that emits infrared or visible light when charged with an electric current. Visible LEDs are used in many electronic devices as indicator lamps, in automobiles as rear-window and brake lights, and on billboards and signs as alphanumeric displays or even full-color posters. Infrared LEDs are employed in autofocus cameras and television remote controls and also as light sources in fiber-optic telecommunication systems.

Mature geographies

Mature geographies are the highly developed markets comprising of Western Europe, North America, Japan, South Korea, Israel, Australia and New Zealand.

Millennium Development Goals (MDG)

Adopted by world leaders in the year 2000 and set to be achieved by 2015, the Millennium Development Goals (MDGs) provide concrete, numerical benchmarks for tackling extreme poverty in its many dimensions. The MDGs also provide a framework for the entire international community to work together towards a common end – making sure that human development reaches everyone, everywhere. Goals include for example eradicating extreme poverty and hunger, achieving universal primary education and ensuring environmental sustainability.

Net debt : group equity ratio

The % distribution of net debt over group equity plus net debt.

Net Promoter Score (NPS)

The Net Promoter Score is a tool to measure the loyalty of Philips’ customers to its products. It is measured through one question: “Based on your experience with this product, how likely are you to recommend your Philips product to a friend, relative or colleague?” Philips categorizes the answers as ‘Promoters’, ‘Passives’ or ‘Detractors’. The NPS is measured by deducting the percentage of Detractors (score 0 to 6) from the percentage of customers who are Promoters (score 9 to 10).

Non-Governmental Organization (NGO)

A non-governmental organization (NGO) is any non-profit, voluntary citizens’ group which is organized at a local, national or international level.

Operational carbon footprint

A carbon footprint is the total set of greenhouse gas emissions caused by an organization, event, product or person; usually expressed in kilotons CO2-equivalent. The Philips operational carbon footprint is calculated on a half-year basis and includes industrial sites (manufacturing and assembly sites), non-industrial sites (offices, warehouses, IT centers and R&D facilities), business travel (lease and rental cars and airplane travel) and logistics (air, sea and road transport).

Perfluorinated compounds (PFC)

A perfluorinated compound (PFC) is an organofluorine compound with all hydrogens replaced by fluorine on a carbon chain—but the molecule also contains at least one different atom or functional group. PFCs have unique properties to make materials stain, oil, and water resistant, and are widely used in diverse applications. PFCs persist in the environment as persistent organic pollutants, but unlike PCBs, they are not known to degrade by any natural processes due to the strength of the carbon–fluorine bond.

Polyvinyl chloride (PVC)

Polyvinyl chloride, better known as PVC or vinyl, is an inexpensive plastic so versatile it has become completely pervasive in modern society. The list of products made from polyvinyl chloride is exhaustive, ranging from phonograph records to drainage and potable piping, water bottles, cling film, credit cards and toys. More uses include window frames, rain gutters, wall paneling, doors, wallpapers, flooring, garden furniture, binders and even pens.

Productivity

Philips uses Productivity internally and as mentioned in this annual report as a non-financial indicator of efficiency that relates the added value, being income from operations adjusted for certain items such as restructuring and acquisition-related charges etc. plus salaries and wages (including pension costs and other social security and similar charges), depreciation of property, plant and equipment, and amortization of intangibles, to the average number of employees over the past 12 months.

Registration, Evaluation, Authorization and Restriction of Chemical substances (REACH)

REACH is the European Community Regulation on chemicals and their safe use (EC 1907/2006). It deals with the Registration, Evaluation, Authorisation and Restriction of Chemical substances. The law entered into force on June 1, 2007. The aim of REACH is to improve the protection of human health and the environment through the better and earlier identification of the intrinsic properties of chemical substances.

Regulation on Hazardous Substances (RoHS)

The RoHS Directive prohibits all new electrical and electronic equipment placed on the market in the European Economic Area from containing lead, mercury, cadmium, hexavalent chromium, poly- brominated biphenyls (PBB) or polybrominated diphenyl ethers (PBDE), except in certain specific applications, in concentrations greater than the values decided by the European Commission. These values have been established as 0.01% by weight per homogeneous material for cadmium and 0.1% for the other five substances.

Return on equity (ROE)

Income from continuing operations as a % of average shareholders’ equity (calculated on the quarterly balance sheet positions).

Turnover rate of net operating capital

Sales divided by average net operating capital (calculated on the quarterly balance sheet positions).

Waste Electrical and Electronic Equipment (WEEE)

The Waste Electrical and Electronic Equipment Directive (WEEE Directive) is the European Community directive on waste electrical and electronic equipment which became European Law in February 2003, setting collection, recycling and recovery targets for all types of electrical goods. The directive imposes the responsibility for the disposal of waste electrical and electronic equipment on the manufacturers of such equipment.

Weighted Average Statutory Tax Rate (WASTR)

The reconciliation of the effective tax rate is based on the applicable statutory tax rate, which is a weighted average of all applicable jurisdictions. This weighted average statutory tax rate (WASTR) is the aggregation of the result before tax multiplied by the applicable statutory tax rate without adjustment for losses, divided by the group result before tax.

Annual Report 2011      249

19 Exhibits 19.1 - 19.2

19 Exhibits

19.1 Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, File No. 001-05146-01).

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and F.A. van Houten.

Exhibit 4 (b)	Employment contract between the Company and R.H. Wirahadiraksa.

Exhibit 4 (c)	Employment contract between the Company and G.H.A. Dutiné (incorporated by reference to Exhibit 4 (c) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, File No. 001-05146-01).

Exhibit 4 (d)	Employment contract between the Company and P.A.J. Nota.

Exhibit 4 (e)	Employment contract between the Company and S.H. Rusckowski (incorporated by reference to Exhibit 4 (f) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, File No. 001-05146-01).

Exhibit 7	Ratio of earnings to fixed charges

Exhibit 8	List of Subsidiaries.

Exhibit 12 (a)	Certification of F.A. van Houten filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of R.H. Wirahadiraksa filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of F.A. van Houten furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of R.H. Wirahadiraksa furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	Description of industry terms.

250      Annual Report 2011

19 Exhibits 19.1 - 19.2

19.2 Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Registrant)

/s/ F.A. van Houten	/s/ R.H. Wirahadiraksa
F.A. van Houten	R.H. Wirahadiraksa
(CEO, Chairman of the Board of Management and the Executive Committee)	(Executive Vice-President, Chief Financial Officer, member of the Board of Management and the Executive Committee)

Date: February 23, 2012

Annual Report 2011      251

19 Exhibits 19.2 - 19.3

19.3 Exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, File No. 001-05146-01).

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exihibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and F.A. van Houten.

Exhibit 4 (b)	Employment contract between the Company and R.H. Wirahadiraksa.

Exhibit 4 (c)	Employment contract between the Company and G.H.A. Dutiné (incorporated by reference to Exhibit 4 (c) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, File No. 001-05146-01).

Exhibit 4 (d)	Employment contract between the Company and P.A.J. Nota.

Exhibit 4 (e)	Employment contract between the Company and S.H. Rusckowski (incorporated by reference to Exhibit 4 (f) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, File No. 001-05146-01).

Exhibit 7	Ratio of earnings to fixed charges.

Exhibit 8	List of Subsidiaries.

Exhibit 12 (a)	Certification of F.A. van Houten filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of R.H. Wirahadiraksa filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of F.A. van Houten furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of R.H. Wirahadiraksa furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	Description of industry terms.

252      Annual Report 2011