Form 20-F
period 2012-12-31
KONINKLIJKE PHILIPS ELECTRONICS NV
filed 2013-02-25
CIK 313216

As filed with the Securities and Exchange Commission on February 25, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Class	Outstanding at December 31, 2012
Koninklijke Philips Electronics N.V.	957,132,962 shares, including
Common Shares par value EUR 0.20 per share	42,541,687 treasury shares

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

Forward-looking statements and other information

Please refer to Forward-looking statements, of this report for more information about forward-looking statements, third-party market share data, fair value information, IFRS basis of preparation, use of non-GAAP information, statutory financial statements and management report, and reclassifications.

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

2      Annual Report 2012

Annual Report 2012      3

19.9	Exhibit 15 (a)	272
19.10	Exhibit 15 (b)	273

4      Annual Report 2012

Introduction

Introduction

This document contains, among other things, information required for the annual report on Form 20-F for the year ended December 31, 2012 of Koninklijke Philips Electronics N.V. (the 2012 Form 20-F.) Reference is made to the Form 20-F cross reference table herein. Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) this introduction, the cautionary statement concerning forward-looking statements and explanation on use of non-GAAP information on the next two pages and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. Any additional information herein which is not referenced in the Form 20-F cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference, shall not be part of the 2012 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The terms “Philips”, the “Group”, “we”, “our” and “us” refer to the Company and as applicable to its subsidiaries and or its interest in joint ventures and associates.

IFRS based information

The audited consolidated financial statements as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, included in the 2012 Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2012 have been endorsed by the EU, except that the EU did not adopt certain paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply fully with IFRS as issued by the IASB.

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

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full year information regarding 2012 is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

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

Documents on display

It is possible to read and copy documents referred to in the 2012 Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Philips SEC filings are also publicly available through the SEC’s website at www.sec.gov.

For definitions and abbreviations reference is made to chapter 18, Definitions and abbreviations, of this report.

Annual Report 2012       5

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

6      Annual Report 2012

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

Philips discusses “adjusted income from operations” in the 2012 Form 20-F. Adjusted income from operations represents income from operations before amortization and impairment of intangible assets generated in acquisitions (excluding software and capitalized development expenses).

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

Non US investors are advised that such presentation is different from the terms used in Philips’ results announcements and 2012 Annual Report. Philips believes that an understanding of the Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating sectors. NOC is defined as: total assets excluding assets from discontinued operations less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other (non)-current financial assets, (d) investments in associates, and after deduction of: (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities, (h) current/noncurrent liabilities, and (i) trading securities.

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

Annual Report 2012       7

Form 20-F cross reference table

Form 20-F cross reference table

Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) the Introduction, the cautionary statements concerning Forward-looking statements and explanation on use of non-GAAP information, of this report on pages 5-7, and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. The content of Philips’ websites and other websites referenced herein should not be considered to be a part of or incorporated into the 2012 Form 20-F. Any additional information which is not referenced in the Form 20-F cross reference table or the Exhibits themselves shall not be deemed to be so incorporated by reference, shall not be part of the 2012 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The table below sets out the location in this document of the information required by SEC Form 20-F. The exact location is included in the column ‘Location in this document’. The column ‘Page’ includes the starting page of the section/paragraph for reference only.

Item	Form 20-F caption	Location in this document	Page
Part 1
1	Identity of directors, senior management and advisors	Not applicable
2	Offer statistics and expected timetable	Not applicable
3	Key information

	A Selected financial data	16. Five-year overview	237
		17.1. Key financials and dividend policy - Proposed distribution	238
		17.1. Key financials and dividend policy - Information for US investors	238

	B Capitalization and indebtedness	Not applicable

	C Reason for the offer and use of proceeds	Not applicable

	D Risk factors	7.2. Risk categories and factors - Second paragraph	110
		7.3. Strategic risks	111
		7.4. Operational risks	112
		7.5. Compliance risks	114
		7.6. Financial risks	116
4	Information on the Company

	A History and development of the company	5.1.11. Discontinued operations	57
		5.1.13. Acquisitions and divestments	57
		5.1.15. Cash flows provided by continuing operations	59
		6. Sector performance - Our structure	84
		11. Corporate governance - Corporate governance of the Philips group	131
		Note 5 Discontinued operations and other assets classified as held for sale	169
		Note 7 Acquisitions and divestments	171
		Note 35 Subsequent events	203
		17.5. Philips’ acquisitions	246
		17.7. Investor contact - How to reach us	247

	B Business Overview	Introduction - Third-party market share data	5
		5.1. Financial performance- from 5.1.1. to 5.1.14.	47
		5.1.24. Supply management	66
		5.2.11. Conflict minerals: issues further down the chain	74
		6. Sector performance - Our structure	84
		6.1.3. About Philips Healthcare	87

8      Annual Report 2012

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
		6.1.5. 2012 financial performance	89
		6.2.3. About Consumer Lifestyle	93
		6.2.5. 2012 financial performance	95
		6.3.3. About Philips Lighting	98
		6.3.5. 2012 financial performance	100
		6.4.1. Philips Group Innovation	104
		6.4.2. 2012 financial performance	105
		7.1. Our approach to risk management and business control	107
		7.4. Operational risks - Third paragraph	112
		14.5. Supplier indicators - ‘Conflict’ minerals	219
		18. Definitions and abbreviations	254

	C Organizational structure	6. Sector performance - Our structure	84
		12.9. Information by sector and main country	152
		19.4. Exhibit 8 List of subsidiaries	260

	D Property, plant and equipment	12.9. Information by sector and main country	152
		Note 8 Property, plant and equipment	173
		Note 20 Provisions	181
		Note 24 Contractual obligations	183
		Note 25 Contingent liabilities	184
4A	Unresolved staff comments	Not applicable
5	Operating and financial review and prospects
	A Operating results	Use of non-GAAP information	7
		5.1. Financial performance - from Management summary to 5.1.2 and from 5.1.4 to 5.1.14	47
		6.1.3. About Philips Healthcare - Regulatory requirements	87
		6.1.5. 2012 financial performance	89
		6.2.3. About Consumer Lifestyle - Regulatory requirements	93
		6.2.5. 2012 financial performance	95
		6.3.3. About Philips Lighting - Regulatory requirements	98
		6.3.5. 2012 financial performance	100
		6.4.2. 2012 financial performance	105
		5.6. Critical accounting policies	81
		Note 2 Financial income and expenses	165
		Note 5 Discontinued operations and other assets classified as held for sale	169
		Note 7 Acquisitions and divestments	171
		Note 9 Goodwill	174
		Note 10 Intangible assets excluding goodwill	175
		7.3. Strategic risks	111
		7.5. Compliance risks	114
		7.6. Financial risks	116
		15. Reconciliation of non-GAAP information	232

	B Liquidity and capital resources	5.1. Financial performance - from 5.1.15 to 5.1.23	47
		Note 19 Long-term debt and short-term debt	180
		Note 24 Contractual obligations	183
		Note 18 Equity	178
		Note 34 Details of treasury risks	200

	C Research and development, patents and licenses, etc.	5.1.4. Research and development	52
		6.4.1. Philips Group Innovation	104

	D Trend information	5.5. Outlook	81

Annual Report 2012       9

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
	E Off-balance sheet arrangements	5.1.23. Cash obligations	65
		Note 24 Contractual obligations	183
		Note 25 Contingent liabilities	184
		Note 34 Details of treasury risks	200

	F Tabular disclosure of contractual obligations	5.1.23. Cash obligations	65
		Note 24 Contractual obligations	183

	G Safe Harbor	Forward-looking statements	6
6	Directors, senior management and employees

	A Directors and senior management	8. Management	118
		9. Supervisory Board	120
		11.1. Board of Management - Introduction	131
		11.1. Board of Management - (Term of) Appointment and conflicts of interest	131
		11.2. Supervisory Board - (Term of) Appointment, individual data and conflicts of interests	133

	B Compensation	Note 29 Pensions and other postretirement benefits	186
		Note 30 Share-based compensation	191
		Note 32 Information on remuneration	195
		10.2. Report of the Remuneration Committee	125

	C Board practices	8. Management	118
		9. Supervisory Board	120
		10. Supervisory Board report	122
		11.1. Board of Management	131
		11.2. Supervisory Board	133
		11.4. Logistics of the General Meeting of Shareholders - Internal controls and disclosure policies	136
		11.4. Logistics of the General Meeting of Shareholders - Auditor information	136

	D Employees	5.2.4. Employment	69
		Note 1 Income from operations - Employees	164

	E Share ownership	11.1. Board of Management- Amount and composition of the remuneration of the Board of Management	131
		Note 19 Long-term debt and short-term debt - Short-term debt	180
		Note 18 Equity	178
		Note 30 Share-based compensation	191
		Note 32 Information on remuneration	195
7	Major shareholders and related party transactions

	A Major shareholders	11.5. Investor Relations - Major shareholders and other information for shareholders	137

	B Related party transactions	11.1. Board of Management	131
		Note 4 Investments in associates	169
		Note 25 Contingent liabilities - Guarantees	184
		Note 31 Related-party transactions	194

	C Interests of experts and counsel	Not applicable
8	Financial information

	A Consolidated statements and other	12. Group financial statements	143
	financial information

10      Annual Report 2012

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
		17.1. Key financials and dividend policy - Dividend policy	238

	B Significant changes	Note 35 Subsequent events	203
9	The offer and listing

	A Offer and listing details	11.4. Logistics of the General Meeting of Shareholders - Preference shares and the Stichting Preferente Aandelen Philips	136
		11.5. Investor Relations - Major shareholders and other information for shareholders	137
		11.6. Additional information	138
		Note 18 Equity	178
		17.4. Performance in relation to market indices	243

	B Plan of distribution	Not applicable

	C Markets	17.4. Performance in relation to market indices	243

	D Selling shareholders	Not applicable

	E Dilution	Not applicable

	F Expense of the issue	Not applicable
10	Additional information

	A Share capital	Not applicable

	B Memorandum and articles of	11.1. Board of Management - (Term of) Appointment and conflicts of interest	131
	association
		11.2. Supervisory Board - (Term of) Appointment, individual data and conflicts of interest	133
		11.3. General Meeting of Shareholders - Main powers of the General Meeting of Shareholders	135
		11.6. Additional information	138
		19.1. Index of exhibits Exhibit 1	257
		11.4. Logistics of the General Meeting of Shareholders	136

	C Material contracts	10.2.2. Contracts	125
		19.3. Exhibits - Exhibit 4 (a), (b) and (c)	259

	D Exchange controls	11.6. Additional information- Exchange controls	138

	E Taxation	17.8. Taxation	249

	F Dividends and paying agents	Not applicable

	G Statements by experts	Not applicable

	H Documents on display	Introduction - Documents on display	5

	I Subsidiary information	Not applicable
11	Quantitative and qualitative disclosure about market risk

	A Quantitative information about market risk	Note 34 Details of treasury risks	200

Annual Report 2012      11

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
	B Qualitative information about market risk	Note 34 Details of treasury risks	200

	C Interim periods	Not applicable

	D Safe harbor	Not applicable

	E Small business issuers	Not applicable
12	Description of securities other than equity securities

	A Debt securities	Not applicable

	B Warranty and rights	Not applicable

	C Other securities	Not applicable

	D American depository shares	17.9. New York Registry Shares	253

Part 2
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures

	A Disclosure controls and procedures	12.1.1. Disclosure controls and procedures	143

	B Management annual report on internal control over financial reporting	12.1. Management’s report on internal control	143

	C Attestation report of the registered public accounting firm	12.3. Auditors’ report on internal control over financial reporting	144

	D Changes in internal control over financial reporting	12.1.2. Changes in internal control over financial reporting	143
16A	Audit Committee Financial Expert	11.2. Supervisory Board - The Audit Committee	133
16B	Code of Ethics	7.1. Our approach to risk management and business control - Financial Code of Ethics	107
16C	Principal Accountant Fees and Services	10.3. Report of the Audit Committee	129
		11.4. Logistics of the General Meeting of Shareholders - Auditor policy	136

		Note 1 Income from operations - Audit fees	164
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Note 18 Equity - Treasury shares	178
		11.3. General Meeting of Shareholders - Repurchase and issue of (rights to) own shares	135
		17.2. Share information - Share repurchase programs for capital reduction purposes	240
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	10. Supervisory Board report	122
		11. Corporate governance	131

12      Annual Report 2012

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
Part 3
17	Financial statements	Not applicable
18	Financial statements	12. Group financial statements	143
19	Exhibits	19.1. Index of exhibits	257

Annual Report 2012      13

Performance highlights

Performance highlights

Prior periods amounts have been revised to reflect a voluntary adopted accounting policy change, and immaterial adjustments (see section 12.10, Significant accounting policies, of this report)

Financial table

all amounts in millions of euros unless otherwise stated

	2010	2011	2012
Sales	22,287	22,579	24,788

Adjusted IFO1)	2,556	1,680	1,502
as a % of sales	11.5	7.4	6.1

IFO	2,074	(269)	1,030
as a % of sales	9.3	(1.2)	4.2

Net income (loss)	1,448	(1,291)	231

per common share in euros:
- basic	1.54	(1.36)	0.25
- diluted	1.53	(1.36)	0.25

Net operating capital1)	11,897	10,372	9,307

Free cash flows1)	1,358	(104)	1,723

Shareholders’ equity	15,007	12,316	11,140

Employees at December 31	119,775	125,241	118,087
of which discontinued operations	3,610	3,353	—

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report
2)	For a definition of mature and growth geographies, see chapter 18, Definitions and abbreviations, of this report
3)	Group Management & Services sector has been renamed to Innovation, Group & Services
4)	Based on 60 pulse surveys conducted in 2012

14      Annual Report 2012

Performance highlights

Annual Report 2012      15

Message from the CEO

Message from the CEO

“Accelerate! is gaining good traction and delivering tangible results. We are improving the time-to-market of new innovations and creating value propositions with greater local relevance in key markets around the world. We will continue to relentlessly drive operational excellence and invest in innovation and sales development to deliver profitable growth.” Frans van Houten, CEO

Dear stakeholder,

Philips is a fantastic company with significant potential still to be fully unlocked. We hold leadership positions in the domains of healthcare, lighting and consumer well-being. Global trends and challenges – such as the demand for affordable healthcare, the need for energy efficiency, and the desire for personal well-being – offer us tremendous opportunities, in both growth and mature geographies. We have talented and engaged people, exceptional innovation capabilities, a strong and trusted brand, presence in over 100 countries, and a solid balance sheet, all of which differentiate us in the market and significantly strengthen our businesses.

We continue to see ourselves as a case of ‘self-help’ as we have considerable scope for operational improvement that will drive higher growth and better returns. Through our multi-year transformation program Accelerate! we are making progress in unlocking this potential, including

16      Annual Report 2012

Message from the CEO

a rigorous approach to portfolio management to ensure that we invest in the best value-creating opportunities and exit less attractive businesses.

2012 – a year of significant progress

With the addition of Deborah DiSanzo and Eric Rondolat as CEO of Healthcare and Lighting respectively, we have completed our Executive Committee – a diverse team that is fully motivated to transform Philips into the leading technology company in health and well-being.

Accelerate! is gaining good traction and delivering tangible results. We are improving the time-to-market of new innovations and creating value propositions with greater local relevance in key markets around the world. We are redirecting resources to areas where we have identified opportunities to create value and win in the market.

We are also transforming our processes to create lean end-to-end customer value chains. We are reducing our working capital requirements, including a significant reduction in inventory in 2012. Our cost reduction program – aimed specifically at reducing overhead and support costs – is delivering ahead of target, with cumulative savings of EUR 471 million in 2012.

And we are creating a growth and performance culture by taking decisions faster, fostering entrepreneurial behavior, and taking a granular approach to business planning and performance management, fully anchored by our General Business Principles. Our reward system has been aligned to reflect the focus on growth and improved performance.

I am delighted that the organization is responding well to Accelerate! – all of these actions are making Philips a more customer-focused, agile, entrepreneurial innovator.

We posted 4% comparable sales growth in 2012, despite ongoing economic challenges and market weakness, especially in the United States and Europe. Our growth geographies made a strong and increasing contribution (35% of sales, up from 33% in 2011).

Our underlying operational profitability improved, driven by sales growth and higher productivity of non-manufacturing costs. Reported Adjusted IFO was significantly impacted by various charges, as well as restructuring costs. We substantially improved our return on invested capital.

Healthcare did well in 2012, recording 6% comparable sales growth, as well as – importantly – improved profitability at its Imaging Systems business. The growth businesses in our Consumer Lifestyle sector, i.e. Personal Care, Health & Wellness and Domestic Appliances, delivered solid growth, including a significant contribution from 2011 acquisitions in growth geographies. Lighting posted a further increase in LED-based sales and made progress in addressing underperforming units, with Lumileds and Consumer Luminaires returning to profitability – excluding restructuring and acquisition-related charges – in the fourth quarter. Innovation is a key driver of future LED-based applications and solutions, and we were proud to launch our personal wireless LED lighting system Philips hue. Reinforcing our commitment to innovation, we increased our investments in Research & Development from EUR 1.6 billion (7.1% of sales) in 2011 to EUR 1.8 billion (7.3% of total sales) in 2012.

Reshaping our Consumer Lifestyle portfolio was an important step in the transformation of Philips to become the leading technology company in health and well-being. Our Television joint venture with TPV became operational in 2012. This was followed by the announcement of a distribution agreement with Funai for Lifestyle Entertainment in North America. In January 2013 we announced an agreement with Funai on the transfer of our audio, video, multimedia and accessories businesses. This agreement will leverage the strengths of both companies to improve the position of Philips Audio/ Video Entertainment in the market, providing continuity for our customers and brand license income for Philips.

As we strive to make the world healthier and more sustainable through innovation, we again delivered on our EcoVision commitments and helped improve the lives of 1.7 billion people in 2012. Our ongoing efforts in this area were recognized when we were named ‘Supersector leader’ in the Dow Jones Sustainability Index for the second consecutive year. In the annual Interbrand ranking of the top 100 global brands, we increased our brand value by 5% to over USD 9 billion, the highest in the history of our brand.

In 2012 we continued to execute our EUR 2 billion share buy-back program, which will improve the efficiency of our balance sheet, and by the end of the year we had completed 73% of this program.

Reflecting our confidence in Philips’ future, we are proposing to the upcoming General Meeting of Shareholders to maintain this year’s dividend at EUR 0.75 per common share, in cash or stock.

Annual Report 2012      17

Message from the CEO

Looking ahead – our path to value in 2013 and beyond

As we pursue our mission and vision, we are confident that the strategic direction we have chosen is sound. We are bringing many exciting new products and services to the market in all three of our sectors. We will continue with Accelerate! to make us more competitive and to enable our businesses to win in the market and achieve global leadership positions. It is the right platform to drive the execution of our plans and to ensure that our investments in innovation, people, systems and markets deliver profitable growth and improve return on invested capital.

In the coming year we will make further progress through Accelerate! by transforming our end-to-end customer value chain to just four Lean-based business models enabled by an effective and cost-efficient IT platform. This is helping us to deliver our innovations to market faster and reducing our working capital requirements. Our end-to-end projects will scale up to cover over 40% of sales in 2013, up from around 20% in 2012.

We are also implementing focused actions to improve gross margins in 2013 and beyond. These include rationalizing our industrial and distribution footprint at Lighting and Healthcare, enhancing procurement effectiveness and driving value engineering.

In conclusion, we made considerable progress in 2012, but there is still much to be done to deliver Philips’ full potential. We are confident that operational and financial performance will improve further during 2013, enabling us to achieve our targets for the year.

On behalf of my colleagues on the Executive Committee, I wish to thank our employees for their dedicated efforts and for the way they have embraced our new culture of entrepreneurship and accountability. And I would like to thank our customers and other stakeholders, especially our shareholders, for their continuing support.

Frans van Houten,

Chief Executive Officer

18      Annual Report 2012

1 Our company  1-1

1 Our company

Philips is a diversified technology company active in the markets of healthcare, lighting and consumer well-being. Our headquarters are in Amsterdam (Netherlands).

Our heritage

Philips was founded in Eindhoven (Netherlands) in 1891 by Frederik and Gerard Philips – later joined by Gerard’s brother Anton – to “manufacture incandescent lamps and other electrical products”. For the 120-plus years since then, we have been enhancing people’s lives with a steady flow of ground-breaking innovations. And we are determined to build upon this rich heritage as we aspire to touch billions of lives each year with our innovative lighting and healthcare solutions and our consumer well-being products.

Our mission

To improve people’s lives through meaningful innovation

Innovation is core to everything we do. But innovation does not only mean ‘new technology’. It can also mean a new application, a new business model or a unique customer proposition brought about by an innovative partnership. By tracking global trends and understanding the challenges facing people in their daily lives, we ensure that people’s needs and aspirations remain at the heart of our innovation endeavors.

Our vision

At Philips, we strive to make the world healthier and more sustainable through innovation. Our goal is to improve the lives of 3 billion people a year by 2025. We will be the best place to work for people who share our passion. Together we will deliver superior value for our customers and shareholders.

Guiding statement

As a diversified technology company we manage a dynamic portfolio of businesses which we build to global leadership performance.

We create value through our capabilities to develop deep understanding of our customers’ needs and apply advanced technologies to create innovative solutions. With our people, global presence and trusted brand we reach customers worldwide.

The Philips Business System enables us to deliver superior results by being a learning organization with a growth and performance culture, in which we combine entrepreneurship and agility with disciplined, lean end-to-end execution, leveraging global scale and local relevance.

Our behaviors

Our behaviors:

•	Eager to win

•	Take ownership

•	Team up to excel

are designed to foster a new performance culture and help all of us accelerate to deliver sustainable profitable growth – always in compliance with Philips General Business Principles.

Annual Report 2012      19

1 Our company  1-1

Our company

20      Annual Report 2012

1 Our company  1-1

External recognition

Philips and its businesses received a tremendous number and variety of awards and other forms of recognition in 2012. The following are just a few examples from a very successful year:

•	Equal highest-ever placing (41st) on the annual Interbrand ranking of the world’s most valuable brands

•	Philips named ‘Supersector leader’ in the Dow Jones Sustainability Index for the second consecutive year

•	Philips won a record-breaking number of 124 design awards in 2012

•

MD Buyline: Customers rated Philips Computed Tomography the #1 vendor in the health care industry for Q2, Q3 and Q4 2012; Philips Ultrasound #1 and Philips PROS #1 in Q3 and Q4 2012; Philips Radiography & Fluoroscopy #1 in Q1 and Q2 2012

•	KLAS: November 2012 RSNA Report on Philips Magnetic Resonance Imaging – Ingenia 1.5 T ranked #1

•	KLAS: Philips Ultrasound #1 ‘Best in KLAS’ award in general imaging and ultrasound cardiology

•	2012 IMV ServiceTrak™ All Systems survey: Philips Ultrasound ranked #1 based on customer feedback

•	American Association for Respiratory Care Zenith Award, Philips Hospital Respiratory Care

•	In China, Consumer Care of Consumer Lifestyle was recognized as the ‘The Best in Consumer Care 2012’ by 51callcenter.com

•	UK consumer magazine Which? ranked Philips kettles, irons and Gaggia espresso machines #1 for reliability

•	Lumea Precision won the Beauty Astir Award for Best Body Product

•	CityTouch online outdoor lighting management system honored as a top sustainable solution at Rio+20 United Nations Conference on Sustainable Development

•	US business magazine Forbes named our Philips hue personal wireless lighting system ‘Best Product of 2012’

Annual Report 2012      21

2 Group strategic focus  2 - 2

2 Group strategic focus

Philips is a technology company with a focus on people’s health and well-being. We strive for a balanced portfolio of businesses that have – or can attain – global leadership positions and deliver performance at or above benchmark levels.

A number of trends and challenges are influencing our business activities and portfolio choices:

Global trends and challenges – our market opportunities

Philips applies its outstanding innovation capabilities, global footprint, talented and engaged people, deep knowledge of customers and specific industry domains, and strong brand to provide solutions that address these needs and challenges and have a meaningful impact on people’s lives.

Lives improved

At Philips, we strive to make the world healthier and more sustainable through innovation. Our goal is to improve the lives of 3 billion people a year by 2025.

Where technology and human needs intersect – that is where we find meaningful innovation. Meeting people’s needs through technology means re-imagining livable cities with smarter, more energy-efficient lighting, and developing new approaches to healthcare that promote wellness rather than simply treat illness. It means a focus on health and well-being innovations that are more intuitive, more effective, more affordable and accessible.

Our technology, often conceived and developed in collaborative Open Innovation, gives us smart tools to drive far-reaching positive change – intelligent energy, circular economic production, patient-focused healthcare. And with technology trending towards greater personalization and connectedness, we are increasingly incorporating digital intelligence into our products and solutions.

To guide our efforts and measure our progress, we take a two-dimensional approach – social and ecological – to improving people’s lives. Products and solutions from our portfolio that directly support the curative (care) or preventive (well-being) side of people’s health, determine the contribution to the social dimension. As healthy ecosystems are also needed for people to live a healthy life, the contribution to the ecological dimension is determined by means of our Green Product portfolio, such as our energy-efficient lighting.

22      Annual Report 2012

2 Group strategic focus  2 - 2

Lives improved by Philips: 1.7 billion

Annual Report 2012      23

2 Group strategic focus  2 - 2

The Philips Business System

Centered around our company mission, vision and guiding statement, the Philips Business System links four elements into a coherent system: Our overall Group Strategy and the resulting portfolio choices and resource allocation. Our five Capabilities, Assets and Positions, Philips’ unique strenghts: deep customer insight, technology innovation, our brand, global footprint, and our people. To collectively leverage these unique strengths, we rigorously apply common operating principles across the Group to achieve “Philips Excellence”. This in turn maximizes the value we can create, value that we can then reinvest in our portfolio of businesses, leading to further strengthening of our CAPs.

As such, the Philips Business System acts as a ‘virtuous cycle’ in which all four elements continually reinforce one another, accelerating profitable growth of all businesses within it. In this way, we steadily build, over time, the momentum needed to maximize the value we create – for us as a company, for our customers, shareholders and society as a whole.

Core principles

The following eight principles describe how we operate the Philips Business System:

•	We manage our portfolio with clearly defined strategies and allocate resources to maximize value creation.

•	We strengthen and leverage our core Capabilities, Assets & Positions as they create differential value.

•	We define and execute business plans that deliver sustainable results along a credible Path to Value.

•	We govern through Business-Market Combinations and a single value-added layer.

•	We serve our customers with speed & excellence through lean, process-driven end-to-end value chains.

•	We run a single, granular, performance management cycle with aligned objectives and rewards.

•	We champion our Growth and Performance Culture, always acting with integrity.

•	We embrace continuous improvement and learning to enhance our capabilities.

Business Market Combinations

As a diversified technology group, Philips has a wide portfolio of categories/business innovation units which are grouped in business groups based primarily on technology or customer needs. Philips has physical market presence in over 100 countries, which are grouped into 17 market clusters. Our primary operating modus is the Business Market matrix comprising Business Groups and Markets. These Business Market Combinations (BMCs) drive business performance on a granular level at which plans are agreed between global businesses and local market teams.

Single value-added layer

To optimize our overhead structure, we adopt a single value-added layer above the BMCs. Group and Sector are effectively one layer: staff are shared, not layered or duplicated. The goal is to do the same work only once, i.e. no duplication of roles and responsibilities.

Accelerate!

Accelerate! is our comprehensive multi-year change and performance improvement program designed to transform Philips and unlock our full potential for long-term success.

Based upon a renewed culture of entrepreneurship and accountability, Accelerate! is reducing the complexity of our organization, tightening customer focus, increasing empowerment and collaboration between businesses and markets with the right resources to win, and increasing the speed and excellence of innovation and end-to-end execution. Through Accelerate! we are creating an agile, entrepreneurial and innovative company that delivers meaningful, locally relevant products and solutions to our customers. At the same time, our costs efficiency need to be at least in line with that of our competitors.

Our Accelerate! mid-term 2013 financial targets

We measure value through a balanced combination of sales growth, profitability and capital usage (the latter two measured through return on invested capital) in conjunction with other financial, operational and strategic key performance indicators.

24      Annual Report 2012

2 Group strategic focus  2 - 2

Set in 2011 as part of the Accelerate! program, our mid-term financial targets, to be realized by the end of 2013, are:

•	Comparable sales growth CAGR of 4-6%, assuming real GDP growth of 3-4% per annum

•	Reported Adjusted IFO margins of 10-12% for the Group; 15-17% for Healthcare; 8-10% for Consumer Lifestyle (excluding unrelated licenses); 8-10% for Lighting

•	Return on invested capital of 12-14%

Annual Report 2012      25

3 Our strategy in action  3 - 3

3 Our strategy in action

26      Annual Report 2012

Driving progressive health care

Through innovation in live image-guidance technology, Philips is enabling minimally invasive procedures that were not possible before – opening up new ways to treat disease and improve the quality of life for millions worldwide.

Many health conditions that once required open surgery can be treated far less invasively today, minimizing physical trauma to patients, allowing faster recovery and improving outcomes. Helping drive this trend is the application of X-rays, ultrasound and other imaging technologies to guide interventional procedures, which use specialized devices to diagnose and treat patients at the site of disease and trauma. From repairing fractures of the spine to treating blood vessels around the heart, clinicians need live image guidance when performing a minimally invasive intervention in order to ‘see’ real-time on a monitor where they are and what they are doing in the patient’s body.

Enabling safer, more effective procedures

Minimally invasive medicine is the future of progressive health care, and at Philips we are leading the way in live image-guidance technology, delivering relevant clinical value where it is needed most. For example, by integrating multi-modality images at the point of treatment, our solutions offer exceptional image clarity and deep insight – opening the door to new clinical procedures for safer, more effective diagnosis and treatment in a number of specialties.

These solutions include our new EchoNavigator¹, which leverages our leadership in interventional X-ray and echocardiography technology. The combination of these two live modalities in a unique and intuitive way enables a more efficient and straightforward method for treating structural heart disease, a condition that affects millions of people around the world.

Annual Report 2012      27

3 Our strategy in action  3 - 3

AlluraClarity with ClarityIQ technology² is another of our recent breakthroughs in live image guidance. Developed in collaboration with interventional physicians and introduced in 2012, it directly addresses the ongoing concern of radiation dose level for patients and exposure to clinical staff during interventions.

Traditionally, lower radiation doses have translated into lesser image quality in interventional procedures. In a field where image clarity is critical, AlluraClarity with ClarityIQ does a superior job of maintaining image quality at significantly reduced doses.

These and other advances in imaging are helping drive the transition from open to minimally invasive surgery for better clinical and economic outcomes, while transforming disease management for countless patients.

“Live image guidance is just one example of how Philips is transforming the future of health care,” said Gene Saragnese, Executive Vice President and CEO, Philips Imaging Systems. “The combination of innovation leadership, clinical partnership and an entrepreneurial approach has created demand in the market for our disruptive technology. It is what drives us every day to deliver the best possible patient outcome while improving the overall clinical experience.”

1.	Not available in the US; pending FDA 510(k) clearance
2.	Not available in the US

At the 2012 meeting of the Radiological Society of North America (RSNA) we unveiled the next chapter in our unique approach to radiology, Imaging 2.0.

Since the launch of Imaging 2.0 in 2010, we have advanced the dialogue across the continuum of care, in partnership with healthcare stakeholders and clinicians, to address some of the world’s toughest healthcare challenges.

At RSNA 2012 we showcased 15 new products and features that reflect the principles of Imaging 2.0. Offering smart, patient-adaptive systems for patient comfort and image quality, new ways to integrate and share information, and superb economic value through innovative upgrades, these solutions help healthcare providers to deliver customized care and better patient outcomes at lower cost.

28      Annual Report 2012

Transforming critical care delivery

Philips works closely with health systems to improve quality, costs and access to care across multiple patient settings. By leveraging our leadership in healthcare technology, we are transforming critical care for war veterans.

In the US, the Veterans Integrated Service Network (VISN) 23 is one of 21 health systems operated by the Department of Veterans Affairs (VA) to provide a broad spectrum of medical care to the nation’s war veterans. Serving more than 400,000 veterans in ten Midwestern states, VISN 23, like other health systems across the country, faces the ongoing challenge of providing accessible, quality care while lowering costs – against the backdrop of a critical care resource shortage.

Nowhere are these issues more evident than in an intensive care unit (ICU), where at-risk patients require specialized care, immediate attention and constant monitoring. It is also where a vast amount of patient data is generated. The typical ICU patient is often connected to more than a half dozen bedside medical devices from different manufacturers that run on different software. To make the best informed decisions, clinicians need to be able to view all of the data coming from these devices and in different formats clearly and in one place. Yet for many healthcare facilities, the process of integrating, aggregating and analyzing this amount of data remains tedious and time-consuming.

A seamlessly integrated solution

When VISN 23 outlined its initial mission to improve critical care delivery across seven of its medical centers, Philips Healthcare immediately recognized the need to bring together two different technology platforms in patient monitoring and clinical informatics in a single, seamless solution that could be delivered using innovative telehealth technology.

Annual Report 2012      29

3 Our strategy in action  3 - 3

Our aim was to enable better use of limited resources, more effective collaboration and greater accountability to drive early intervention during the critical care period. In doing so, we would not only empower VISN 23 medical teams to provide a higher level of care to a broader base of veterans, we would also help minimize the risk of repeated hospital admissions, reducing cost of care.

With this in mind, in 2012 we implemented a solution that combines our IntelliSpace Critical Care and Anesthesia bedside charting product and eICU platform. IntelliSpace Critical Care and Anesthesia is an advanced decision-support and documentation solution that interfaces with VistA, the VA’s electronic medical record (EMR) system. It transforms patient data into actionable information through seamless interoperability while automatically populating patient EMRs for more than 100 ICU beds across the VISN 23 system. Building on the VA’s commitment to remote patient monitoring, eICU allows monitoring of all VISN 23 ICUs from a control center staffed by critical care specialists at the Minneapolis VA Medical Center. Both solutions are integrated so that data entered into IntelliSpace Critical Care and Anesthesia is available in eICU.

“This state-of-the-art solution provides a vital layer of service and support in diagnosing and treating high-risk patients,” said Mike Mancuso, Executive Vice President and CEO, Philips Patient Care & Clinical Informatics. “It also demonstrates the power of Philips’ telehealth technology to not only change how care is being delivered to patients, but also enable clinicians to take advantage of other innovations designed to improve patient outcomes and experiences.”

Aging populations, an increase in chronic disease, and a shortage of physicians are increasing demand for care outside the traditional hospital setting. With our innovative strength and our global perspective, we are perfectly positioned to shape the delivery of care in and outside the hospital, in the home, and all points in between.

We are working closely with health systems to apply our telehealth solutions in settings from the ICU to the general ward and beyond, enabling better use of scarce resources, greater collaboration and accountability to drive early and proactive intervention.

And addressing the growing need for care in the home, we provide diagnostic and therapy products and home monitoring services to support cardiac and elderly care.

30      Annual Report 2012

End-to-end journey with Wal-Mart

In North America we are working together with Wal-Mart to optimize every step in the value chain of our Male Grooming business. This end-to-end approach is transforming our relationship and benefiting Wal-Mart shoppers.

Philips Norelco is the leading brand in the electric shaver market in North America. Continuing to strengthen the business, Male Grooming North America embarked on an end-to-end journey with three key areas of focus: understanding the consumer, partnering with our customer to grow our businesses together, and transforming our business so that it is faster and more responsive to specific local needs.

Step by step

We started by taking a granular look at consumer needs and aspirations in the North American market. Armed with breakthrough insights, we then turned to Wal-Mart, one of our largest customers.

The shaving and grooming aisle is important to Wal-Mart to meet the needs of their male shoppers. They also seek to cater to the diverse consumer needs of the American population, supporting their ‘store of the community’ strategy.

Next, we reviewed our own performance, finding significant opportunities to optimize our end-to-end value chain in terms of lead time, inventory, and cost of non-quality.

The final step was to make the change happen. We are moving from a ‘push’ to a ‘pull’ inventory model, enabling our North American business to order only what it really needs for its customers and resulting in significantly lower inventories. We have also stepped up investment in our

Annual Report 2012      31

3 Our strategy in action  3 - 3

marketing capabilities and resources in North America. And crucially, we are spending more time talking with Wal-Mart.

Straight talking, fruitful dialog

The impact of this end-to-end journey has been significant, as Michael Smith, Senior Director for Personal Care at Wal-Mart, explains: “The shaving aisle for Wal-Mart is very important as almost all American males aged 16 and older buy products from these categories. I see tremendous potential when we combine Philips’ ability to innovate and create demand for new products with our collective ability to simplify the shelf.

“If we really collaborate, it’s about getting deep with our customer, understanding what they’re looking for and how we can help bring it to life at our store with your brands. And I think that’s probably been the biggest change I’ve seen from Philips: taking a step back and looking at what’s important to us as a customer and finding a way to deliver it over a long-term horizon.

“Our relationship today with Philips has changed a great deal, and much of that centers around the fact that we’ve got into some very honest and candid conversations. One of the great things about end-to-end is that it forces us both to get more focused on the shopper, digging deep and really understanding what our consumer needs, what their different needs are, and how we can bring it to shelf in a product that they will leave our store more satisfied with.”

Dedicated solution

As part of Wal-Mart’s ‘store of the community’ strategy, our team has now developed our first product to address the specific shaving needs of African-American men, such as ingrown hairs. By working with Wal-Mart and leveraging partners like Bump Patrol, a highly successful skincare brand among African-American men, we have brought this exciting new proposition to life – with launch scheduled for Q1 2013!

With end-to-end, one of the building blocks of Accelerate!, we are building a winning value chain – innovating and executing with higher speed and excellence in order to deliver superior customer and consumer value. Each transformation follows three steps:

Define how to win

We look at the market through three lenses – the consumer, the customer and Philips – and define what type of customer value chain we need to outpace the competition and deliver on our plans.

Design the highways to market

Based on those needs, we redesign our customer value chain processes (Idea to Market, Market to Order and Order to Cash) to deliver the required end-to-end performance.

Make the change happen

We design and implement a rigorous transformation plan.

32      Annual Report 2012

A recipe for profitable growth

Across the world, we are driving growth in Kitchen Appliances by building global scale through local relevance, leveraging acquisitions, and forming alliances to offer new experiences in the preparation of fresh, healthy food.

At IFA 2012 in Berlin we announced a multi-year partnership with world-famous chef Jamie Oliver to co-design a new range of appliances that takes the strain out of life in the kitchen. The first product of this exciting collaboration is the Philips HomeCooker, a multi-functional device designed to help busy families enjoy tasty, fresh, home-cooked meals while being able to spend more quality time together. The HomeCooker does all the hard work, so you don’t have to. It chops, stirs, steams and sautés – it even switches off and keeps food warm until it is ready to be served.

“We all know it can be a struggle to get fresh, homemade food on the table every day, especially for busy parents who have to juggle so much. It’s often a real tradeoff between spending time with the family and getting fresh food on the table,” explains Jamie Oliver. “The beauty of the Philips HomeCooker is that it removes this dilemma – you can now do both!”

Jamie Oliver is a champion of delicious home-cooked food and has been campaigning for many years to get families to eat good, fresh home-made food. This makes for a perfect fit with our commitment to enhance the health and well-being of today’s families through meaningful innovation.

From global innovation platform to local market success – and back

With five regional product creation hubs, we continue to accelerate the introduction of innovations that are tailored to the specific eating habits of cultures around the world. Indeed, since 2010 we have quadrupled the number of launches of locally relevant innovations.

With sales of over one million units in less than two years, the Airfryer has been a huge success as a healthy reduced-fat and odor-free alternative to oil-fried foods. It is also a great example of how a global proposition can be

Annual Report 2012      33

3 Our strategy in action  3 - 3

successfully adapted to local cuisines – being used for traditional dishes such as chicken samosas in India, chicken wings in China, and chocolate cake in the UK.

And proving that innovation can be a two-way street, our soy milk platform, developed locally for consumers in China, has now been adapted for European consumers – to make soup.

Successfully integrating acquisitions

In 2012 we built upon the previous year’s acquisitions of Povos (China) and Preethi (India). Povos’ end-to-end capability has expanded the Philips brand offering in Chinese cuisine, driving over 30% growth in Philips-branded kitchen appliances, as well as halving time-to-market. Furthermore, a number of products based on Povos’ rice cooker innovation platform have been launched outside China, such as the Multicooker in Russia, which has been tailored to meet the specific culinary needs of Russian households.

In India, Preethi’s product-creation capability has strengthened Philips’ kitchen appliances market leadership: we are now the clear market leader in the important mixer-grinder category, with a market share in excess of 30%. And we are further leveraging Preethi’s brand equity, launching Preethi-branded products for the south Indian diaspora across the Middle East and ASEAN, as well as expanding the portfolio in India to include garment care products.

More and more, consumers are looking for solutions that help them maintain or improve their health and well-being – and that of their families. By bringing together our global consumer-centric technology platforms and our local business-creation capabilities, we are able to deliver meaningful innovations that truly meet local consumer needs.

In key categories like male grooming, oral healthcare, kitchen appliances and coffee we are driving profitable growth and making a difference to people’s lives – by making it easier for them to achieve a healthier and better lifestyle.

34      Annual Report 2012

Re-inventing lighting for consumers

Driven by the shift toward connected, digital lighting solutions and applications, we are strengthening our presence in the consumer market by leveraging our innovative capability to add ever greater value with light.

For more and more of us, home is the hub of our social and leisure activities. Lighting for the home is about much more than merely turning a switch on or off – it’s about allowing consumers to truly personalize their interior spaces. Today’s flexible, efficient digital lighting can transform a room in an instant, creating a pleasant ambience and enhancing the very way we feel. And it delivers significant energy savings when used to replace conventional lighting, taking some of the strain off household budgets.

New way to experience and interact with light

As we continue to redefine and extend the possibilities of LED technology, the October 2012 launch of Philips hue has pushed the boundaries of lighting even further. Initially available exclusively from Apple stores, Philips hue – the world’s first commercially available web-enabled home lighting system – enables users to control light wirelessly with an app on their smartphone or tablet. This opens up endless possibilities for consumers to creatively personalize their lighting to suit their lifestyle. The app also features four pre-programmed light settings based on our research into the biological effects of light on the body. These scenarios set the LED bulbs to the optimum tone and brightness of white light to help us relax, read, concentrate or energize. Just as phones, media and entertainment have been revolutionized by digital technology, now consumers can also personalize light and enjoy limitless applications.

In the spirit of Open Innovation, we have opened up the hue app to the developer community, inviting developers to explore the app and come up with yet more innovative new ways to enhance life with light.

Annual Report 2012      35

3 Our strategy in action  3 - 3

New era, new opportunities

Connectivity, interoperability and outstanding light quality are key to opening up new opportunities and business models in the brave new world of digital lighting. Building upon our heritage of over 120 years as a pioneer in lighting, we remain dedicated to unlocking the full potential of light through meaningful innovation and stylish design.

Design is invariably a major factor in the consumer’s choice of lighting. With LEDs being so small, designers are no longer limited by the form factor of legacy light sources. And this design freedom is creating new possibilities for consumers to define their own style and identity.

In 2012 we demonstrated our leadership in the field of consumer luminaire design yet again, winning an unprecedented nine iF and six red dot design awards, as well as a number of other awards. iF and red dot awards are renowned throughout the world as a seal of good design. Our Lirio by Philips Balanza luminaire range was particularly successful, winning both a coveted Gold iF award and a red dot award. Also part of the Lirio by Philips range, our eye-catching Nick-Knack line of LED floor lights is minimalistic in design yet has maximum impact, allowing the user to create different light effects simply by adjusting the angle of the top section.

Going forward, we will use our strong position in LED lamp technology and luminaire design, as well as our application know-how, to drive further life-enhancing innovations – and so set the standard for the consumer’s experience of light in the home.

The launch of hue met with an enthusiastic media reaction. Leading US business magazine Forbes went so far as to name hue ‘Best Product of 2012’.

Lauding the magic of digital world, technology writer Seth Porges enthused, “…It’s not an exaggeration to call it a paradigm-shifting jump in the way we light our homes. In other words: Switching from old-style incandescents to the hue LED system is like jumping from a horse and buggy to a Tesla Roadster. The hue doesn’t just update your lighting system for an energy-efficient era – it bolts your home lighting from an Edison-era antiquity to a Jetsons-esque curiosity.”

36      Annual Report 2012

Enhancing urban life with light

Guided by our vision of a healthier and more sustainable world, we are combining our market leadership in LED luminaires with intelligent lighting management and controls to enhance people’s lives and add value to business.

A century ago less than one in ten of the world’s population lived in a city. By the start of the 21st century this figure had risen to over 50%, and by 2050 over two thirds of us will be living in cities. In the face of this rapid urbanization, our energy-efficient, intelligent lighting can help create safe, smart, vibrant and ecologically sound city environments.

Energy efficiency

Today, lighting accounts for 19% of the world’s electricity consumption – with some 60% used for commercial and public buildings in cities, and around 15% for street lighting. Significant savings – on average 40% and up to 90% in individual projects – can be made simply by switching to energy-efficient lighting technologies like LED.

Globally, the potential electricity cost savings amount to EUR 128 billion, leading to a reduction in CO2 emissions of 670 million tonnes.

Luminaire design innovation

Thanks to their small size, LEDs have opened up tremendous opportunities for innovative luminaire design. Now, luminaires like our FreeStreet LED luminaire – winner of the 2011 Dutch Design Award – can blend into the urban landscape, freeing up space and decluttering urban areas. FreeStreet is unusual because the LED lamps are actually integrated into the cable, creating a ‘floating’ effect.

“Eindhoven has opted for FreeStreet because the floating lighting system is adapted to the way people move and behave, rather than people having to adapt to where the lighting is located. I think this is a good example of technological progress,” says Mary-Ann Schreurs, Municipal Executive Councillor for Innovation, Culture and Public Spaces.

Annual Report 2012      37

3 Our strategy in action 3 - 3

Intelligent lighting

As lighting goes digital, we are combining our innovative LED lamps and luminaires with smart lighting controls and software in fully integrated, intelligent solutions for cities. Intelligent lighting provides the right amount of light precisely where it is needed and when it is needed. Our LumiMotion solution, for example, combines LED luminaires with motion sensors to deliver ‘light on demand’. Such context-aware adaptive lighting enables municipal authorities to save on energy and maintenance costs and to reduce obtrusive light, while improving public perception of safety.

Inspiring environments

Our integrated LED-based lighting solutions also offer exceptional freedom in terms of controlled lighting effects – color, dynamics, brightness, etc. This is driving a shift from ‘quantitative’ functional lighting towards ‘qualitative’ emotive lighting that transforms urban environments. Leveraging the digitalization of light, we are applying our industry-leading expertise in LED lighting control across a range of segments – enabling exciting new shopper experiences, creating personalized office workspaces, and bringing to life iconic landmarks like the Empire State Building.

Innovation for smart and sustainable solutions

High-quality and intelligently connected lighting helps make a city safer, more attractive and more sustainable, thus enhancing its brand identity – the distinctive signature that defines its appeal and sets it apart from other cities. This not only increases civic pride, but also attracts new residents, new businesses and investment that can boost retailing, tourism and other drivers of economic growth and employment.

For the past 60 or so years, lighting systems have generally combined three separate components – light source, ballast and light fixture – each manufactured independently. With the advent of LEDs, all that is changing.

With the migration of intelligence to the integrated LED module, each light point is effectively a minicomputer with its own IP node – and thus a platform for embedded software. This software can be updated, e.g. to accommodate efficiency upgrades, thereby creating a future-proof solution. In parallel, the traditional separation between light source and luminaire is blurring, enabling highly integrated designs never seen before.

The intelligent modules and IP-based connectivity are also opening the door to city services and applications beyond lighting.

38      Annual Report 2012

4 Our planet, our partners, our people 4 - 4

4 Our planet, our partners, our people

Annual Report 2012      39

The power to make a difference

We have been engaging with stakeholders – from global political and industrial leaders at the UN Climate summit to local community leaders in rural Africa – to highlight the benefits of our locally relevant and affordable innovations.

One of our main vehicles for stakeholder engagement in 2012 was our third Cairo to Cape Town roadshow, which travelled 12,000 kilometers across Africa raising awareness of how our lighting and healthcare solutions improve the quality of people’s lives. We engaged in dialogue with customers, governments, NGOs and media on key challenges facing Africa – the need for energy-efficient lighting, mother and child care, women’s healthcare – and showcased how our innovations can help address these.

Enhancing life after dark

More than 500 million Africans live without electricity. For people living near the equator, darkness falls around 7 pm all year round, slowing down or completely stopping many vital activities. By highlighting the benefits of LED and solar lighting, we illustrated how our solutions can resolve this problem and help tackle some of the major issues confronting Africa, such as energy efficiency, climate change and resource scarcity.

We committed an investment of EUR 2 million, spread over three years, to a new initiative which will see the installation of 100 ‘light centers’ across rural Africa by 2015 as part of the UN’s ‘Sustainable Energy for All’ program. These ‘light centers’ are areas of approximately 1,000 m2 – the size of a small soccer pitch – which are lit using a new generation of highly efficient solar-powered LED lighting. The idea is to create areas of light for rural communities that live without electricity, thus effectively extending the day and creating opportunities for social, sporting and economic activities in the evening, as well as increasing safety at night, particularly for women and children. We have already installed several of these ‘light centers’ in countries including Egypt, Morocco, Ghana, Kenya and South Africa.

40      Annual Report 2012

4 Our planet, our partners, our people  4 - 4

The creation of ‘light centers’ is also an integral part of a three-year partnership we have entered into with the Royal Dutch Football Association (KNVB) to help expand their WorldCoaches program in rural Africa and South America. WorldCoaches trains soccer coaches in using the game for social development, focusing on communities in developing countries.

In six cities en route to Cape Town we also partnered with Right To Play – a global organization that uses the transformative power of play to educate and empower children facing adversity – on a soccer tournament that took place under our solar-powered LED floodlights.

Providing clinical training

In support of UN Millennium Development Goals 4 and 5, which aim to reduce child mortality rates and improve maternal health, we also used the roadshow to deliver clinical education on baby resuscitation, fetal monitoring and clinical ultrasound, and to train over 1,200 healthcare practitioners on how to accomplish safe childbirths and improve maternal and infant care.

The road ahead

“Philips remains dedicated to continuing the engagements, partnerships and commitments we have made on this journey,” says JJ van Dongen, CEO Philips Africa. “We are committed to an aggressive multiyear investment plan to significantly increase our business footprint in the coming years, based upon locally relevant products and innovations that address the needs of the growing African population.”

During the day Solar Gen2’s solar panel converts solar energy to electrical energy and stores it in the battery. At night the battery is discharged, releasing electrical energy to power the LED luminaire.

The key to this breakthrough solution lies in the combination of new High Brightness LEDs with patented optics and an intelligent controller which ensures that maximum power is transferred from the solar panel to the battery (30% more efficient than traditional charge controllers). And it can dim the light when needed, based on self-learning intelligence and a history log. Thanks to the high energy efficiency, the cost and size of the batteries and solar panels can be reduced by as much as 50% compared to standard solutions. The system can also be used to charge mobile devices.

Annual Report 2012       41

Encouraging positive change

In addition to our own sustainability activities, we also work to influence our suppliers and their suppliers towards better sustainability practices. To that end, we are active in many supply chain initiatives around the world.

Philips is one of the initiators of the IDH Electronics Program, a multi-stakeholder initiative sponsored by the Sustainable Trade Initiative (IDH) together with Dell, Hewlett-Packard, and civil society organizations. Working with more than 100 electronics suppliers in China, this program steers away from traditional auditing methods and seeks to make a transformative impact by building and up-scaling the capabilities of both workers and management. By enhancing worker-management dialogue and developing employees’ skills and careers, the program seeks to reduce employee turnover, increase worker satisfaction, boost energy efficiency, and improve overall performance of supplier factories.

We are also a member of the Electronic Industry Citizenship Coalition (EICC), which promotes an industry code of conduct to improve working and environmental conditions within global supply chains. Today, the EICC includes more than 50 global electronics companies and their suppliers.

Consistent recognition

In 2012, the Dutch Association of Investors for Sustainable Development (VBDO) once again recognized our efforts in responsible supply chain management. VBDO ranked Philips the top performer among 40 of the largest publicly-listed companies in the Netherlands. Our scores have shown continual improvement over the last six years, rising from 62% in 2006 to the highest score ever of 96% in 2012.

A powerful recent example

The economy of the Democratic Republic of the Congo (DRC) has collapsed due to decades of conflict. In an attempt to prevent the country’s rich supply of minerals, including tin, from being used to finance war, many corporations around the world have desisted from buying minerals from the DRC, creating a de facto embargo. To overcome this problem and to promote cooperation and economic growth in the region – beyond rebel control –

42      Annual Report 2012

4 Our planet, our partners, our people  4 - 4

we helped launch the Conflict-Free Tin Initiative in September 2012. One month later, an important milestone was reached when the first bags of tagged minerals left a non-rebel-controlled mine in the DRC.

Philips is continuing to make an active contribution in this area through our membership of the Extractives Work Group, a joint effort of the EICC and GeSI (Global eSustainability Initiative). This work group seeks to positively influence social and environmental conditions in the global metals extractives supply chain. In 2012 we also participated in the multi-stakeholder OECD-hosted pilot to test the implementation of the ‘OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas’. Furthermore, we continue to engage with relevant Congolese organizations as well as non-government organizations in Europe and the US on this issue.

Multi-stakeholder engagement is necessary to improve working conditions in the supply chain – a major contribution towards the United Nations’ Millennium Development Goals (MDGs).

We engage with our suppliers to encourage them to meet sound environmental and ethical standards, as well as to provide working conditions for their employees that reflect both the Philips General Business Principles and the Electronic Industry Citizenship Coalition (EICC) Code of Conduct.

In the years to come we will continue our active cooperation and dialogue with other societal stakeholders including governments and civil society organizations – either directly or through institutions like the EICC, the multi-stakeholder program of the Sustainable Trade Initiative IDH, and the OECD.

Annual Report 2012       43

Embracing culture change

Through the Accelerate! program, Philips is driving structural change – with a renewed company culture as the foundation for performance improvement and growth, explains Carole Wainaina, Chief HR Officer.

Culture is the glue that bonds a company’s employees together – it is the very DNA of the organization. The creation of a growth and performance culture is central to Accelerate!, the multi-year transformation program designed to make us a more agile, entrepreneurial and innovative company and bring us closer to our customers.

To realize our ambitions, we need highly motivated, passionate employees who display entrepreneurial spirit, the desire to excel, and a bold determination to succeed. These traits are articulated in our Accelerate! behaviors – Eager to win, Take ownership and Team up to excel.

With the implementation of Accelerate!, Philips is moving away from a ‘one size fits all’ company culture which has tended to inhibit growth, to a culture that drives performance – one that is focused on results and characterized by honest dialogues, fact-based conclusions and fast action. This will enable us to adapt quickly to changing market conditions and outpace the competition.

Change begins at the top

Leaders play a crucial role in driving change within an organization. From role modeling to recognizing and rewarding the desired behaviors, employees look to their leaders for direction. That’s why over 700 of our leading executives have participated in the Accelerate! Leadership Program. This immersive program is designed to strengthen our leaders’ change management capabilities so they can, in turn, lead change in the organization. In our rapidly changing world, we see these capabilities as crucial to success.

Embedding the culture

To truly change behaviors, our systems and processes need to be adjusted accordingly. We have, therefore, embedded our new behaviors in our HR processes, e.g. our People Performance Management recognition and reward system. And we have changed the annual incentive

44      Annual Report 2012

4 Our planet, our partners, our people  4 - 4

system for executives to reflect line-of-sight accountability and aligned it with the key performance indicators of our Accelerate! mid-term 2013 financial targets.

At the same time, we are augmenting our talent management initiatives and focusing on the development of a learning organization. For example, by upgrading and expanding the various core, functional and market training curricula offered to our employees.

Tracking progress

To understand exactly where we are on our Accelerate! journey, we have launched a quarterly Change Adoption survey. The survey provides us with a good indication of what is going well – in order to build on it further – and indicates where we need to improve. This supports the momentum for our transformation.

Living the culture

Ultimately, Accelerate! is all about transforming ourselves so that we can continue to be a great company – today, tomorrow, and a hundred years from now. Our renewed culture will make a decisive contribution in this regard, by helping to make Philips an even more dynamic and rewarding place for talented, dedicated, passionate people to work.

To achieve our growth ambitions we need a diverse workforce made up of men and women of different cultures, generations, talents and backgrounds and an inclusive work environment that values the different skills, experiences and perspectives of every employee.

As a global company, our customers come from a multitude of countries and cultures. Having a diverse workforce where differences are honored, respected and encouraged to thrive, puts us in a stronger position to mirror the markets we’re active in, because we can understand our customers and identify with their needs.

As part of our efforts to reach out to under-represented groups within Philips, we have set up popular networks for female employees and for gay and lesbian employees.

Annual Report 2012       45

5 Group performance 5 - 5

5 Group performance

“2012 was a year of progress despite the challenging economic environment, especially in the United States and Europe. Supported by our Accelerate! transformation program, we achieved 4% comparable sales growth and improved our net income, capital efficiency and free cash flow. The results in 2012 demonstrate momentum on our path towards our Accelerate! mid-term 2013 financial targets.”

Ron Wirahadiraksa, CFO

46      Annual Report 2012

5 Group performance 5.1 - 5.1

5.1 Financial performance

Management summary

Key data1)

in millions of euros unless otherwise stated

	2010	2011	2012
Sales	22,287	22,579	24,788
Adjusted IFO2)	2,556	1,680	1,502
as a % of sales	11.5	7.4	6.1
IFO	2,074	(269)	1,030
as a % of sales	9.3	(1.2)	4.2
Financial income and expenses	(121)	(240)	(246)
Income tax expense	(497)	(283)	(308)
Results of investments in associates	18	16	(214)

Income (loss) from continuing operations	1,474	(776)	262
Income (loss) from discontinued operations	(26)	(515)	(31)

Net income (loss)	1,448	(1,291)	231

Net income (loss) per common share in euros:
—basic	1.54	(1.36)	0.25
—diluted	1.53	(1.36)	0.25

Net operating capital (NOC)2)	11,897	10,372	9,307
Cash flows before financing activities2)	1,477	(525)	1,286
Employees (FTEs)	119,775	125,241	118,087
of which discontinued operations	3,610	3,353	—

1)	Prior periods amounts have been revised to reflect a voluntarily adopted accounting policy change, and immaterial adjustments throughout Annual Report, see section 12.10, Significant accounting policies, of this report
2)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

The year 2012

•

Despite strong economic headwinds, we continued on our steady path of improvement driven by our multi-year change and performance program, Accelerate!. We recorded 4% comparable sales growth (10% nominal growth), with a strong contribution from growth geographies. Healthcare and Consumer Lifestyle delivered solid earnings, while Lighting gained momentum in its turnaround. Net income for the year amounted to EUR 231 million, and was impacted by substantial restructuring charges as well as the European Commission fine related to alleged violation of competition rules in the Cathode-Ray Tube (CRT) industry.

•

Sales amounted to EUR 24.8 billion, a 10% nominal increase for the year. Excluding favorable currency effects and portfolio changes, comparable sales were 4% above 2011, driven by all three operating sectors. Healthcare sales grew 6%, with solid growth in all businesses. Lighting sales were 4% above 2011, with strong growth coming from Light Sources & Electronics, mainly fueled by market demand for LED, and Automotive, partly tempered by a sales decline at Lumileds. Sales at Consumer Lifestyle were 2% above 2011, with double-digit growth at Domestic Appliances and Health & Wellness and mid-single-digit growth at Personal Care, tempered by a sales decline at our Lifestyle Entertainment business.

•

Our growth geographies achieved 10% comparable growth, while mature geographies grew by a modest 1%, as a result of the overall macroeconomic developments and the continued weakness of the Western European markets, particularly Southern Europe. In 2012, growth geographies accounted for 35% of total sales, compared to 33% in 2011.

•

IFO amounted to EUR 1,030 million, or 4.2% of sales, compared to a loss of EUR 269 million, or negative 1.2% of sales, in 2011. Excluding impairment charges of EUR 1,355 million in 2011, significant IFO improvement was seen at Consumer Lifestyle and Healthcare, while Lighting was impacted by charges related to restructuring activities.

•

We continued to re-align our portfolio to further focus on expanding market-leadership positions across our Healthcare, Consumer Lifestyle and Lighting sectors. In 2012, we completed the divestment of our Television business to TP Vision, extended our partnership in Senseo with Sara Lee and strengthened our Lifestyle Entertainment platform in North America through the signing of a distribution agreement with Funai. Additionally, we completed the acquisition of Indal, strengthening our position in outdoor lighting. In January 2013 we announced an agreement to transfer our Audio, Video, Multimedia and Accessories businesses to Funai.

•

In 2012 we generated EUR 2,198 million of cash flow from operating activities, which was EUR 1,430 million higher than in 2011. The increase was largely a result of lower working capital requirements and higher cash earnings. Our cash flows before financing activities were EUR 1,811 million above the level of 2011, due to higher cash flow from operating activities, higher proceeds from divestments, and lower outflows related to acquisitions of new businesses.

Annual Report 2012      47

5 Group performance 5.1.1 - 5.1.1

The year 2011

•

2011 was a challenging year for Philips, in which financial performance was impacted by overall market weakness, particularly in Western Europe towards the end of the year. We recorded 4% comparable sales growth (1% nominal), with a strong contribution from growth geographies, while — largely as a result of continued investments for growth, gross margin pressure and goodwill impairments — we saw earnings decline compared to the previous year. The net loss for the year amounted to EUR 1,291 million, which was mainly attributable to lower earnings, impairment charges in the second quarter of the year and costs related to the discontinued operations of the Television business as a result of the signing of a joint venture agreement with TPV.

•

Sales amounted to EUR 22.6 billion, a 1% nominal increase for the year. Excluding unfavorable currency effects and portfolio changes, comparable sales were 4% above 2010. Comparable sales growth was driven by Lighting and Healthcare, while Consumer Lifestyle sales were in line with the previous year. Within Lighting, strong growth was seen in the Professional Lighting Solutions business, mainly fueled by the construction market in growth geographies, and the Light Sources & Electronics business, partly mitigated by a sales decline at Lumileds. Healthcare sales grew 5%, with solid growth in all businesses, particularly Patient Care & Clinical Informatics. Sales at Consumer Lifestyle were slightly above 2010, with improvement seen mainly in the second part of the year, where strong growth at Health & Wellness, Personal Care and Domestic Appliances was tempered by a sales decline in our Lifestyle Entertainment business.

•

Our growth geographies achieved comparable 11% growth, while mature geographies grew by a modest 1%, as a result of the overall macro-economic developments and weakness of the Western European markets. In 2011 growth geographies accounted for 33% of total sales, compared to 31% in 2010.

•

IFO amounted to a loss of EUR 269 million, or minus 1.2% of sales, compared to EUR 2,074 million, or 9.3% of sales, in 2010. IFO decline was mainly seen at Lighting and Healthcare, largely as a result of EUR 1,355 million of goodwill impairment charges taken in the second quarter of 2011, as well as lower operational earnings in all sectors. The latter was mainly due to continued pressures on gross margin, reflecting challenging economic conditions as well as higher investments for future growth.

•

We continued to invest in strategically aligned companies, primarily to strengthen our product portfolio in growth geographies. In 2011, we completed six acquisitions, contributing to all three sectors, notably Preethi and Povos in Consumer Lifestyle and Sectra in Healthcare. The cash outflow related to acquisitions amounted to EUR 552 million.

•

In 2011 we generated EUR 768 million of cash flow from operating activities, which was EUR 1,306 million lower than in 2010. The decline was largely a result of the lower cash earnings and higher working capital requirements mainly related to tightening the accounts payable procedures and the timing of tax payable, which was partly mitigated by lower inventory build. Our cash flows before financing activities were EUR 2,002 million below the level of 2010, due to lower cash flow from operating activities, lower proceeds from the sale of stakes and interests, and higher outflow related to acquisitions of new businesses and capital expenditures.

•	In July 2011 we launched a EUR 2 billion share buy-back program aimed at improving the efficiency of our balance sheet.

5.1.1 Sales

The year 2012

The composition of sales growth in percentage terms in 2012, compared to 2011, is presented in the table below.

Sales growth composition 2012 versus 2011

in %

	comparable growth	currency effects	consolidation changes	nominal growth
Healthcare	6.4	6.4	—	12.8
Consumer Lifestyle	1.7	3.8	0.5	6.0
Lighting	3.8	4.6	2.1	10.5
IG&S1)	(7.4)	0.1	(6.2)	(13.5)

Philips Group	4.1	5.0	0.7	9.8

1)	Group Management & Services sector has been renamed to Innovation, Group & Services

Group sales amounted to EUR 24,788 million in 2012, representing 10% nominal growth compared to 2011.

Adjusting for a 5% favorable currency effect and a 1% favorable portfolio effect, comparable sales were 4% above 2011. Comparable sales were up 6% at Healthcare, while Lighting was 4% higher and Consumer Lifestyle was 2% higher than the previous year.

Healthcare sales amounted to EUR 9,983 million, which was EUR 1,131 million higher than in 2011, or 6% higher on a comparable basis. Higher sales were driven by solid mid-single-digit comparable growth in all businesses, as increases in growth geographies and North America were tempered by flat sales in Western Europe.

48      Annual Report 2012

5 Group performance 5.1.2 - 5.1.2

Consumer Lifestyle reported sales of EUR 5,953 million, which was EUR 338 million higher than in 2011, or 2% higher on a comparable basis. We achieved double-digit growth at Domestic Appliances and Health & Wellness and mid-single-digit growth at Personal Care. This was partly offset by a double-digit decline at Lifestyle Entertainment, where growth was tempered by a slowdown in consumer spending, particularly in mature geographies.

Lighting sales amounted to EUR 8,442 million, which was EUR 804 million higher than in 2011, or 4% higher on a comparable basis. Growth was largely driven by high-single-digit growth at Automotive and mid-single-digit growth at Light Sources & Electronics. This was tempered by low-single-digit growth at Professional Lighting Solutions and Consumer Luminaires and a sales decline at Lumileds.

IG&S reported sales of EUR 410 million, which was EUR 64 million lower than in 2011, due to the divestment of Assembléon in the prior year and lower royalty income.

The year 2011

The composition of sales growth in percentage terms in 2011, compared to 2010, is presented in the table below.

Sales growth composition 2011 versus 2010

in %

	comparable growth	currency effects	consolidation changes	nominal growth
Healthcare	5.3	(2.5)	0.1	2.9
Consumer Lifestyle	1.1	(1.8)	2.7	2.0
Lighting	6.1	(2.3)	(2.7)	1.1
IG&S	(10.7)	(0.1)	(14.0)	(24.8)

Philips Group	4.1	(2.2)	(0.6)	1.3

Group sales amounted to EUR 22,579 million in 2011, representing 1% nominal growth compared to 2010.

Adjusting for a 2% unfavorable currency effect and a 1% unfavorable portfolio effect, comparable sales were 4% above 2010. Comparable sales were 6% higher at Lighting and 5% higher at Healthcare, but this was tempered by Consumer Lifestyle, where sales were 1% higher than the previous year.

Healthcare sales amounted to EUR 8,852 million, which was 5% higher than in 2010 on a comparable basis. Higher sales were driven by mid-single-digit growth at all businesses, as increases in growth geographies and North America were largely offset by lower sales in Western Europe and other mature geographies.

Consumer Lifestyle reported sales of EUR 5,615 million, which was EUR 111 million higher than in 2010, or 1% higher on a comparable basis. We achieved double-digit growth at Health & Wellness and Personal Care and high single-digit growth at Domestic Appliances. This was offset by a sales decline at Lifestyle Entertainment.

Lighting sales amounted to EUR 7,638 million, which was EUR 86 million higher than in 2010, or 6% higher on a comparable basis. Growth was largely driven by high single digit growth at Professional Lighting Solutions and Light Sources & Electronics. This was tempered by sales declines at Lumileds and Consumer Luminaires.

IG&S reported sales of EUR 474 million, which was EUR 156 million lower than in 2010, mainly due to the divestment of Assembléon in the first quarter of 2011. Excluding Assembléon and other portfolio changes, sales were 11% lower than in 2010 on a comparable basis, attributable to lower royalty income.

5.1.2 Earnings

The year 2012

In 2012, Philips’ gross margin was EUR 9,409 million, or 38.0% of sales, compared to EUR 8,734 million, or 38.7% of sales, in 2011. Gross margin in 2012 included EUR 296 million in restructuring and acquisition-related charges, whereas 2011 included EUR 53 million in restructuring and acquisition-related charges. Gross margin percentage was higher than in 2011 for Consumer Lifestyle and Healthcare, while Lighting was lower.

Selling expenses increased from EUR 5,247 million in 2011 to EUR 5,468 million in 2012. 2012 included EUR 194 million in restructuring and acquisition-related charges, compared to EUR 54 million of restructuring charges in 2011. The year-on-year increase was mainly attributable to restructuring activities and higher expenses aimed at supporting a higher level of sales. In relation to sales, selling expenses decreased from 23.2% to 22.1%. Selling expenses as a percentage of sales were lower in all sectors.

General and administrative expenses amounted to EUR 798 million in 2012, compared to EUR 841 million in 2011. As a percentage of sales, costs decreased from 3.7% in 2011 to 3.2%.

Annual Report 2012      49

5 Group performance 5.1.2 - 5.1.2

Research and development costs increased from EUR 1,610 million in 2011 to EUR 1,810 million in 2012. The year-on-year increase was largely attributable to higher investments in growth and innovation. As a percentage of sales, research and development costs increased from 7.1% in 2011 to 7.3% in 2012.

The overview below shows sales, IFO and Adjusted IFO according to the 2012 sector classifications.

Sales, IFO and Adjusted IFO

in millions of euros unless otherwise stated

	sales	IFO	%	Adjusted IFO1)%
2012
Healthcare	9,983	1,122	11.2	1,322	13.2
Consumer Lifestyle	5,953	593	10.0	663	11.1
Lighting	8,442	(6)	(0.1)	188	2.2
IG&S	410	(679)	—	(671)	—

Philips Group	24,788	1,030	4.2	1,502	6.1

2011
Healthcare	8,852	93	1.1	1,145	12.9
Consumer Lifestyle	5,615	217	3.9	297	5.3
Lighting	7,638	(362)	(4.7)	445	5.8
IG&S	474	(217)	—	(207)	—

Philips Group	22,579	(269)	(1.2)	1,680	7.4

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

In 2012, IFO increased by EUR 1,299 million compared to 2011, to EUR 1,030 million, or 4.2% of sales. 2012 included EUR 580 million in restructuring and acquisition-related charges, compared to EUR 163 million in 2011. The year-on-year increase was mainly attributable to goodwill impairments of EUR 1,355 million in 2011 and higher gross margin percentages in Healthcare and Consumer Lifestyle, but was partly offset by a EUR 313 million fine issued by the European Commission in relation to the alleged violation of competition rules in the Cathode-Ray Tube (CRT) industry.

Amortization of intangibles, excluding software, capitalized product development and impairment related charges, amounted to EUR 472 million in 2012, compared to EUR 594 million in 2011.

Adjusted IFO decreased from EUR 1,680 million, or 7.4% of sales, in 2011 to EUR 1,502 million, or 6.1% of sales, in 2012. Adjusted IFO was higher than in 2011 at Consumer Lifestyle and Healthcare, while Lighting was lower.

Healthcare

Adjusted IFO increased from EUR 1,145 million, or 12.9% of sales, in 2011 to EUR 1,322 million, or 13.2% of sales, in 2012. Adjusted IFO improvements were realized across all businesses, largely as a result of higher sales and reduced expenses resulting from cost-saving programs. Restructuring and acquisition-related charges totaled EUR 134 million, compared to EUR 20 million in 2011.

Consumer Lifestyle

Adjusted IFO increased from EUR 297 million, or 5.3% of sales, in 2011 to EUR 663 million, or 11.1% of sales, in 2012. Restructuring and acquisition-related charges amounted to EUR 75 million in 2012, compared to EUR 54 million in 2011. 2012 results included a EUR 160 million one-time gain from the extension of our partnership with Sara Lee, including the transfer of our 50% ownership rights to the Senseo trademark. Excluding this one-time gain, the year-on-year Adjusted IFO increase was driven by higher sales across all growth businesses as well as lower net costs formerly reported as part of the Television business. Adjusted IFO was higher than in 2011 in all businesses.

Lighting

Adjusted IFO decreased from EUR 445 million, or 5.8% of sales, in 2011 to EUR 188 million, or 2.2% of sales, in 2012. Restructuring and acquisition-related charges amounted to EUR 315 million in 2012, compared to EUR 66 million in 2011. The decrease in Adjusted IFO was mainly attributable to higher restructuring and acquisition-related charges, as well as losses on the sale of industrial assets amounting to EUR 81 million, partly offset by higher sales. Compared to 2011, Adjusted IFO declined in all businesses except Automotive.

Innovation, Group & Services

Adjusted IFO decreased from a loss of EUR 207 million in 2011 to a loss of EUR 671 million in 2012. Results in 2012 were negatively impacted by a charge of EUR 313 million related to the CRT fine and provisions related to various legal matters totaling EUR 132 million. Adjusted IFO in 2012 also includes a EUR 25 million gain from a change in a medical retiree benefit plan and a EUR 37 million gain on the sale of the High Tech Campus, while 2011 included a EUR 21 million gain related to a change in pension plan. Restructuring and acquisition-related charges amounted to EUR 56 million in 2012, compared to EUR 23 million in 2011.

For further information regarding the performance of the sectors, see chapter 6, Sector performance, of this report.

Year 2011

50      Annual Report 2012

5 Group performance 5.1.2 - 5.1.2

In 2011, Philips’ gross margin was EUR 8,734 million, or 38.7% of sales, compared to EUR 9,022 million, or 40.5% of sales, in 2010. The decrease in Gross margin in 2011 was primarily attributable to raw material price increases. Gross margin in 2011 included EUR 53 million in restructuring and acquisition-related charges, whereas 2010 included EUR 97 million in restructuring and acquisition-related charges. Gross margin percentage was lower than in 2010 for all sectors, notably Lighting and Consumer Lifestyle.

Selling expenses increased from EUR 4,808 million in 2010 to EUR 5,247 million in 2011. Selling Expenses in 2011 were impacted by a EUR 128 million charge related to the impairment of customer relationships and brand names in Consumer Luminaires, as well as EUR 54 million in restructuring and acquisition-related charges, compared to EUR 75 million in 2010. The year-on-year increase was mainly attributable to higher expenses aimed at driving higher market penetration and increased spending on advertising and promotion. In relation to sales, selling expenses increased from 21.6% to 23.2%. Compared to 2010, selling expenses as a percentage of sales declined in Healthcare, while they were higher in Lighting and Consumer Lifestyle.

General and administrative expenses amounted to EUR 841 million in 2011, compared to EUR 713 million in 2010. As a percentage of sales, costs increased from 3.2% in 2010 to 3.7%.

Research and development costs increased from EUR 1,493 million in 2010 to EUR 1,610 million in 2011. The year-on-year increase was largely attributable to higher investments in growth and innovation. As a percentage of sales, research and development costs increased from 6.7% in 2010 to 7.1%.

The overview below shows 2010 sales, IFO and Adjusted IFO according to the 2012 sector classifications.

Sales, IFO and Adjusted IFO

in millions of euros unless otherwise stated

	sales	IFO	%	Adjusted IFO1)%
2010
Healthcare	8,601	922	10.7	1,186	13.8
Consumer Lifestyle	5,504	449	8.2	487	8.8
Lighting	7,552	689	9.1	863	11.4
IG&S	630	14	—	20	—
Philips Group	22,287	2,074	9.3	2,556	11.5

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

In 2011, IFO decreased by EUR 2,343 million compared to 2010, to a loss of EUR 269 million, or minus 1.2% of sales. 2011 included EUR 163 million in restructuring and acquisition-related charges, compared to EUR 203 million in 2010. The year-on-year decrease was mainly driven by goodwill impairments of EUR 1,355 million, lower gross margin percentages in Lighting and Consumer Lifestyle, and lower IFO in Innovation, Group & Services.

Amortization of intangibles, excluding software, capitalized product development and impairment-related charges, amounted to EUR 594 million in 2011, compared to EUR 482 million in 2010.

Adjusted IFO decreased from EUR 2,556 million, or 11.5% of sales, in 2010 to EUR 1,680 million, or 7.4% of sales, in 2011. The decrease in Adjusted IFO was attributable to all sectors.

Healthcare

Adjusted IFO decreased from EUR 1,186 million, or 13.8% of sales, in 2010 to EUR 1,145 million, or 12.9% of sales, in 2011. Adjusted IFO improved in Customer Services, Home Healthcare Solutions and PCCI, but was more than offset by lower results in Imaging Systems. Restructuring and acquisition-related charges totaled EUR 20 million, compared to EUR 77 million in 2010.

Consumer Lifestyle

Adjusted IFO decreased from EUR 487 million, or 8.8% of sales, in 2010 to EUR 297 million, or 5.3% of sales, in 2011. Restructuring and acquisition-related charges amounted to EUR 54 million in 2011, compared to EUR 31 million in 2010. The year-on-year Adjusted IFO decrease was largely due to lower sales, particularly in Lifestyle Entertainment, higher investments in advertising and promotion, as well as lower license income. Adjusted IFO was higher than in 2010 in Health & Wellness, while in all other businesses it declined.

Annual Report 2012      51

5 Group performance 5.1.3 - 5.1.4

Lighting

Adjusted IFO decreased from EUR 863 million, or 11.4% of sales, in 2010 to EUR 445 million, or 5.8% of sales, in 2011. Restructuring and acquisition-related charges amounted to EUR 66 million in 2011, compared to EUR 97 million in 2010. The decrease in Adjusted IFO was largely attributable to lower gross margin due to raw material price increases, as well as step-ups in investments related to growth.

Innovation, Group & Services

Adjusted IFO decreased from a gain of EUR 20 million in 2010 to a loss of EUR 207 million in 2011. Adjusted IFO in 2010 included a EUR 119 million gain related to a change in pension plan. 2011 results included a EUR 21 million gain from a change in a pension plan, and EUR 23 million in restructuring charges. The year-on-year Adjusted IFO decrease was largely attributable to lower license income, higher pension costs, and provisions for legal and environmental claims.

For further information regarding the performance of the sectors, see chapter 6, Sector performance, of this report.

5.1.3 Marketing

The year 2012

Philips’ total 2012 marketing expenses approximated EUR 890 million, a decrease of 5% compared to 2011, mainly due to decreased investments in Western Europe. Consistent with 2011, the Company allocated a higher proportion of its total marketing spend towards growth geographies and strategic markets, priority areas for the Company’s growth strategy. Accordingly, the Company increased its marketing spend in key growth geographies by 5% compared to 2011. Total 2012 marketing investment as a percentage of sales approximated 3.6%, compared to 4.2% in 2011.

Philips increased its brand value by 5% in 2012 to over USD 9 billion in the ranking of the world’s 100 most valuable brands, as measured by Interbrand. In the 2012 listing, Philips maintained its ranking as the 41st most valuable brand in the world.

The year 2011

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

5.1.4 Research and development

The year 2012

Research and development costs increased from EUR 1,610 million in 2011 to EUR 1,810 million in 2012. The year-on-year increase was largely attributable to higher investments in growth and innovation, including an increased focus on new value spaces. As a percentage of sales, research and development costs increased from 7.1% in 2011 to 7.3%.

52      Annual Report 2012

5 Group performance 5.1.5 - 5.1.5

Research and development costs within Healthcare increased EUR 63 million, mainly at Imaging Systems and Home Healthcare Solutions. At Lighting, research and development costs increased EUR 44 million, primarily at Lumileds and our Controls business within Professional Lighting Solutions. At Consumer Lifestyle, research and development spending was EUR 12 million lower than in 2011, mainly as a result of the re-positioning of the Lifestyle Entertainment portfolio. In Innovation, Group & Services, R&D expenses increased by EUR 105 million, driven by investments in new value spaces as well as innovation and design initiatives.

Research and development expenses per sector

in millions of euros

	2010	2011	2012
Healthcare	698	740	803
Consumer Lifestyle	282	313	301
Lighting	355	409	453
Innovation, Group & Services	158	148	253

Philips Group	1,493	1,610	1,810

The year 2011

In 2011, research and development costs amounted to EUR 1,610 million, or 7.1% of sales, compared with EUR 1,493 million, or 6.7% of sales in 2010.

Healthcare R&D spend increased by EUR 42 million in 2011, mainly due to higher investments in Imaging Systems and Patient Care & Clinical Informatics. In Consumer Lifestyle, R&D increased by EUR 31 million, mainly focused on driving category leadership positions within Personal Care, Health & Wellness and Domestic Appliances. In Lighting, R&D investment was higher by 15%, or EUR 54 million compared to 2010, largely attributable to investments relating to the LED transformation in Light Sources & Electronics and Lumileds. In IG&S, R&D expenses were lower by EUR 10 million.

5.1.5 Pensions

The year 2012

The net periodic pension costs of defined-benefit pension plans amounted to a credit of EUR 38 million in 2012, compared to a cost of EUR 18 million in 2011. The defined-contribution pension cost amounted to EUR 142 million, EUR 22 million higher than in 2011.

The funded status of our defined-benefit plans improved in 2012, in spite of decreasing discount rates and improved life expectancy assumptions in the Netherlands and UK plans. The surpluses of the plans in the Netherlands and UK increased, but as we do not recognize the surplus in these countries the net balance sheet position was not impacted.

In 2012, a prior-service cost gain of EUR 25 million was recognized in one of our major retiree medical plans. The plan change reduced certain company post-retirement risks. In the Netherlands a curtailment gain was recognized of EUR 25 million in the pension plan in 2012 due to headcount reductions as a result of our restructuring activities. In 2012, further steps were taken to manage the financial exposure to defined-benefit plans such as the buy-out of the Swiss Pension Fund by an insurance company.

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

For further information, refer to note 29, Pensions and other postretirement benefits.

Annual Report 2012      53

5 Group performance 5.1.6 - 5.1.6

5.1.6 Restructuring and impairment charges

The year 2012

2012 included EUR 530 million in restructuring and related asset impairment charges. In addition to the annual goodwill impairment tests for Philips, trigger-based impairment tests were performed during the year, resulting in no goodwill impairments.

In 2011, IFO included net charges totaling EUR 1,572 million for restructuring and related asset impairments. The annual impairment test led to selected adjustments of pre-recession business cases as well as an adjustment of the discount rate across Philips, leading to a EUR 1,355 million impairment of goodwill. In addition to the annual goodwill impairment tests for Philips, trigger-based impairment tests were performed during the year, but resulted in no further goodwill impairments. 2011 also included a EUR 128 million charge related to the impairment of customer relationships and brand names at Consumer Luminaires.

For further information on sensitivity analysis, please refer to note 9, Goodwill.

Restructuring and related charges

in millions of euros

	2010	2011	2012
Restructuring and related charges per sector:
Healthcare	48	3	116
Consumer Lifestyle	12	9	57
Lighting	74	54	301
Innovation, Group & Services	(2)	23	56

Continuing operations	132	89	530
Discontinued operations	30	15	10

Cost breakdown of restructuring and related charges:
Personnel lay-off costs	151	109	443
Release of provision	(70)	(45)	(37)
Restructuring-related asset impairment	14	10	66
Other restructuring-related costs	37	15	58

Continuing operations	132	89	530
Discontinued operations	30	15	10

In 2012, the most significant restructuring projects related to Lighting and Healthcare and were driven by our change program Accelerate!. Restructuring projects at Lighting centered on Luminaires businesses and Light Sources & Electronics, the largest of which took place in the Netherlands, Germany and in various locations in the US. In Healthcare, the largest projects were undertaken at Imaging Systems and Patient Care & Clinical Informatics in various locations in the United States to reduce operating costs and simplify the organization. Innovation, Group & Services restructuring projects focused on the IT and Financial Operations Service Units (primarily in the Netherlands), Group & Regional Overheads (mainly in the Netherlands and Italy) and Philips Innovation Services (in the Netherlands and Belgium). Consumer Lifestyle restructuring charges were mainly related to Lifestyle Entertainment (primarily US and Hong Kong) and Coffee (mainly Italy).

In 2011, the most significant restructuring projects related to Lighting and Innovation, Group & Services and were mainly driven by our change program Accelerate!. Restructuring projects at Lighting centered on Luminaires businesses and Light Sources & Electronics, the largest of which took place in the Netherlands, Brazil and in the US. Innovation, Group & Services restructuring projects focused on the Global Service Units (primarily in the Netherlands), Corporate and Country Overheads (mainly in the Netherlands, Brazil and Italy) and Philips Design (the Netherlands). At Healthcare, the largest projects were undertaken at Imaging Systems, Home Healthcare Solutions and Patient Care & Clinical Informatics in various locations in the US to reduce operating costs and simplify the organization. Consumer Lifestyle restructuring charges mainly related to our remaining Television operations in Europe.

For further information on restructuring, refer to note 20, Provisions.

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

In 2011, the most significant restructuring projects related to Lighting and Innovation, Group & Services and were mainly driven by our change program Accelerate!.

54      Annual Report 2012

5 Group performance 5.1.7 - 5.1.7

The restructuring charges in 2010 were mainly attributable to the operating sectors. Within Healthcare, the largest projects related to the reorganization of the commercial organization in Imaging Systems (Germany, the Netherlands and the US). Consumer Lifestyle restructuring charges were mainly in Lifestyle Entertainment, primarily in the Netherlands and the US. Restructuring projects in Lighting were focused on the reduction of production capacity in traditional lighting technologies, such as incandescent. The largest projects were initiated in Brazil, France and the US.

For further information on restructuring, refer to note 20, Provisions.

5.1.7 Financial income and expenses

The year 2012

A breakdown of Financial income and expenses is presented in the table below.

Financial income and expenses

in millions of euros

	2010	2011	2012
Interest expense (net)	(225)	(210)	(241)
Sale of securities	162	51	1
Impairment on securities	(2)	(34)	(8)
Other	(56)	(47)	2

	(121)	(240)	(246)

The net interest expense in 2012 was EUR 31 million higher than in 2011, mainly as a result of higher average outstanding debt.

Sale of securities

in millions of euros

	2010	2011	2012
Gain on sale of NXP shares	154	—	—
Gain on sale of TCL shares	—	44	—
Gain on sale of Digimarc shares	—	6	—
Others	8	1	1

	162	51	1

In 2012 there was a EUR 1 million gain on the sale of securities. In 2011, income from the sale of securities totaled EUR 51 million, including a EUR 44 million gain on the sale of the remaining shares in TCL and a EUR 6 million gain on the sale of shares of Digimarc.

Impairments on securities

in millions of euros

	2010	2011	2012
TPV	—	(25)	—
Chi-Mei Innolux	—	(4)	(1)
BG Medicine	—	(2)	(1)
Prime Technology	(2)	(1)	—
Tendris	—	—	(5)
Gilde III	—	—	(1)
Other	—	(2)	—

	(2)	(34)	(8)

Impairment charges in 2012 amounted to EUR 8 million, mainly from shareholdings in Tendris. In 2011, impairment charges amounted to EUR 34 million, mainly from shareholdings in TPV Technologies Ltd.

Other financial income was a EUR 2 million gain in 2012, compared to a net expense of EUR 47 million in 2011. In 2012, there was a EUR 46 million gain related to a change in estimate on the valuation of long-term derivative contracts and remaining other financial income of EUR 20 million. This is offset by EUR 42 million other financing charges and a EUR 22 million accretion expense (mainly associated with discounted provisions).

Other financial expenses in 2011 primarily consisted of a EUR 35 million other financing charge and a EUR 33 million accretion expense (mainly associated with discounted provisions) offset by EUR 11 million dividend income and other financial income, including a net gain of EUR 6 million mostly from the revaluation impact of the option related to NXP.

For further information, refer to note 2, Financial income and expenses.

The year 2011

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

2011 was impacted by impairment charges amounting to EUR 34 million, mainly from shareholdings in TPV Technologies Ltd.

Annual Report 2012      55

5 Group performance 5.1.8 - 5.1.9

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

5.1.8 Income taxes

The year 2012

Income taxes amounted to EUR 308 million, compared to EUR 283 million in 2011. The year-on-year increase was largely attributable to higher taxable earnings.

The tax burden in 2012 corresponded to an effective income tax rate of 39.3%, compared to negative 55.6% in 2011. In 2011, the negative effective income tax rate was attributable to goodwill impairment losses of EUR 1,355 million, which are largely non-tax-deductible. The effective income tax rate in 2012 included the impact of the non-tax-deductible charge of EUR 509 million arising from the European Commission ruling related to the alleged violation of competition rules in the Cathode-Ray Tube (CRT) industry.

For 2013, the effective tax rate excluding incidental non-taxable items is expected to be between 32% and 35%.

For further information, refer to note 3, Income taxes.

The year 2011

Income taxes amounted to EUR 283 million, despite losses incurred for the year, mainly due to goodwill impairment losses, which are largely non-tax-deductible. The tax charge was EUR 214 million lower than in 2010 due to lower taxable earnings, partly offset by higher incidental tax expenses.

The tax burden in 2011 corresponded to an effective income tax rate of negative 55.6%, compared to a positive 25.4% in 2010. The effective income tax rate was negative attributable to goodwill impairment losses of EUR 1,355 million, which are largely non-tax-deductible. Excluding the non-tax-deductible goodwill impairment losses, the effective income tax rate increased mainly due to a change in the mix of profits and losses in various countries, a change in the country mix of income tax rates and higher new loss carry forwards not expected to be realized.

For further information, refer to note 3, Income taxes.

5.1.9 Results of investments in associates

The year 2012

The results related to investments in associates declined from income of EUR 16 million in 2011 to a loss of EUR 214 million in 2012, largely attributable to a charge of EUR 196 million related to the former LG.Philips Displays joint venture.

The European Commission imposed fines in relation to alleged violations of competition rules in the Cathode-Ray Tube industry. Philips recorded a total charge of EUR 509 million, of which EUR 313 million is directly related to Philips and therefore recorded in Income from Operations, while EUR 196 million relates to LG.Philips Displays and is therefore recorded in results of investments in associates.

Results of investments in associates

in millions of euros

	2010	2011	2012
Company’s participation in income	14	18	(8)
Results on sale of shares	5	—	—
(Reversal of) investment impairment and other charges	(1)	(2)	(206)

	18	16	(214)

The Company’s participation in income decreased from EUR 18 million in 2011 to negative EUR 8 million in 2012. The loss in 2012 was mainly attributable to the results of EMGO, while the income in 2011 was mainly due to the results of Intertrust.

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

56      Annual Report 2012

5 Group performance 5.1.10 - 5.1.13

For further information, refer to note 4, Investments in associates.

5.1.10 Non-controlling interests

The year 2012

Net income attributable to non-controlling interests amounted to EUR 5 million in 2012, compared to EUR 4 million in 2011.

The year 2011

Net income attributable to non-controlling interests amounted to EUR 4 million in 2011, compared to EUR 6 million in 2010.

5.1.11 Discontinued operations

The Television business’s long-term strategic partnership agreement with TPV was signed on April 1, 2012. The results related to the Television business are reported under Discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows.

In 2012, the loss from discontinued operations of EUR 31 million was due to the net operational results of the business. The transaction was finalized in the first quarter of 2012.

In 2011, the loss from discontinued operations of EUR 515 million was mainly due to the transaction loss recorded on the sale of our Television business of EUR 353 million (after tax), which included an onerous contract provision for the loss recognized upon signing the agreement with TPV, accruals for the expected costs of disentanglement and value adjustments to assets. In addition, the net operational results of the business were an after-tax loss of EUR 162 million.

For further information, refer to note 5, Discontinued operations and other assets classified as held for sale.

5.1.12 Net income

The year 2012

Net income increased from negative EUR 1,291 million in 2011 to EUR 231 million in 2012. The increase was largely due to EUR 1,299 million higher IFO and EUR 484 million lower costs related to discontinued operations, partly offset by lower results relating to investments in associates of EUR 230 million and higher income tax charges of EUR 25 million.

Net income attributable to shareholders per common share increased from negative EUR 1.36 per common share in 2011 to EUR 0.25 per common share in 2012.

The year 2011

Net income decreased from EUR 1,448 million in 2010 to a negative EUR 1,291 million in 2011. The decrease was largely due to EUR 2,343 million lower IFO and EUR 489 million higher costs related to discontinued operations, partly offset by EUR 214 million lower income tax charges.

Net income attributable to shareholders per common share decreased from EUR 1.53 per common share in 2010 to negative EUR 1.36 per common share in 2011.

5.1.13 Acquisitions and divestments

In 2012, Philips completed one acquisition. Acquisitions in 2012 and previous years led to post-merger integration charges totaling EUR 50 million in 2012: Healthcare EUR 18 million, Consumer Lifestyle EUR 18 million, and Lighting EUR 14 million.

In 2011, Philips completed six acquisitions. Acquisitions in 2011 and previous years resulted to post-merger integration charges totaling EUR 74 million in 2011: Healthcare EUR 17 million, Consumer Lifestyle EUR 45 million, and Lighting EUR 12 million.

For further information, refer to note 7, Acquisitions and divestments.

Acquisitions

In 2012, Philips completed the acquisition of Indal. This acquisition fits in with Philips’ ambition to grow its presence in professional lighting solutions, creating a platform to expand its capabilities to deliver lighting solutions and lead the transition to energy-efficient LED-based lighting applications.

In 2011, we completed six acquisitions. Healthcare acquisitions included Sectra, AllParts Medical and Dameca. Within Consumer Lifestyle, Philips completed the acquisition of Preethi and Povos. Within Lighting, Philips acquired Optimum Lighting.

In 2010, we completed eleven acquisitions. Healthcare acquisitions included Somnolyzer, Tesco, Apex, CDP Medical, Wheb Sistemas and medSage Technologies. Within Lighting, Philips completed the acquisitions of Luceplan, Burton, Street Lighting Controls from Amplex A/S and NCW. Within Consumer Lifestyle, Philips acquired Discus.

Divestments

During 2012, Philips completed several divestments of business activities, namely the Television business (for further information see note 5, Discontinued operations and other assets classified as held for sale), certain Lighting

Annual Report 2012      57

5 Group performance 5.1.13 - 5.1.14

manufacturing activities, Speech Processing activities and certain Healthcare service activities. The Speech Processing activities were sold to Invest AG, in line with our strategy.

In 2012, Philips agreed to extend its partnership with Sara Lee Corp (Sara Lee) to drive growth in the global coffee market. Under a new exclusive partnership framework, which will run through to 2020, Philips will be the exclusive Senseo consumer appliance manufacturer and distributor for the duration of the agreement. As part of the agreement, Philips divested its 50% ownership right in the Senseo trademark to Sara Lee.

In 2011, Philips completed several divestments of which Assembléon was the most significant. Philips sold 80% of the shares in Assembléon to H2 Equity Partners, an Amsterdam-based private equity firm, for a consideration of EUR 14 million.

In 2010, Philips completed several divestments of which the sale of 9.4% of the shares in TPV Technology Ltd (TPV) was the most significant. The TPV shares were sold to CEIC Ltd., a Hong Kong-based technology company, for a cash consideration of EUR 98 million.

For details, please refer to note 7, Acquisitions and divestments.

5.1.14 Performance by geographic cluster

The year 2012

In 2012, sales grew 4% on a comparable basis (10% nominally), driven by growth in Healthcare, notably in growth geographies.

Comparable sales growth by geographic cluster1)

in %

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

Sales in mature geographies were EUR 1,059 million higher than in 2011, or 1% higher on a comparable basis. Sales in Western Europe were impacted by the macroeconomic developments, resulting in a 3% decline in comparable sales, attributable to all sectors. On a nominal basis, sales in Western Europe were largely unchanged from the prior year, driven by the acquisition of Indal in Lighting. Sales in North America were EUR 694 million higher, or 2% higher on a comparable basis, driven by single-digit growth in all sectors. Both nominal and comparable sales in other mature geographies showed strong growth. Comparable sales in other mature geographies double-digit growth in all sectors.

In growth geographies, sales grew by EUR 1,150 million, or 10% on a comparable basis, driven by double-digit growth at Healthcare. In China, Healthcare and Lighting recorded solid double-digit nominal and comparable growth. Sales in Russia also showed double-digit growth, attributable to strong sales performance at Consumer Lifestyle and Healthcare.

Sales per geographic cluster

in millions of euros

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

58      Annual Report 2012

5 Group performance 5.1.15 - 5.1.15

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

5.1.15 Cash flows provided by continuing operations

The year 2012

Cash flows from operating activities

Net cash flow from operating activities amounted to EUR 2,198 million in 2012, compared to EUR 768 million in 2011. The year-on-year improvement was largely attributable to lower working capital outflows, mainly related to accounts payable, as well as higher cash earnings. The increase in other current liabilities includes a payable of EUR 509 million related to the European Commission fine for alleged violations of competition rules in the Cathode-Ray Tube (CRT) industry. Excluding the CRT payable, the increase in accounts payable and accrued and other current liabilities was attributable to increased volume from higher sales, while the outflow in 2011 was attributable to a tightening of vendor payments in the operating sectors.

Cash flows from operating activities and net capital expenditures

in millions of euros

Condensed consolidated statements of cash flows for the years ended December 31, 2010, 2011 and 2012 are presented below:

Condensed consolidated cash flow statements1)

in millions of euros

	2010	2011	2012
Cash flows from operating activities:
Net income (loss)	1,448	(1,291)	231
Adjustments to reconcile net income to net cash provided by operating activities	626	2,059	1,967

Net cash provided by operating activities	2,074	768	2,198
Net cash (used for) provided by investing activities	(597)	(1,293)	(912)

Cash flows before financing activities2)	1,477	(525)	1,286
Net cash used for financing activities	(97)	(1,790)	(292)

Cash (used for) provided by continuing operations	1,380	(2,315)	994
Net cash (used for) discontinued operations	(22)	(364)	(256)
Effect of changes in exchange rates on cash and cash equivalents	89	(7)	(51)

Total change in cash and cash equivalents	1,447	(2,686)	687
Cash and cash equivalents at the beginning of year	4,386	5,833	3,147

Cash and cash equivalents at the end of year	5,833	3,147	3,834

1)	Please refer to section 12.7, Consolidated statements of cash flows, of this report
2)	Please refer to chapter 15, Reconciliation of non-GAAP information, of this report

Cash flows from investing activities

2012 cash flows from investing activities resulted in a net outflow of EUR 912 million, attributable to EUR 475 million cash used for net capital expenditures, EUR 259 million used for acquisitions, as well as a EUR 167 million outflow for financial assets, mainly due to loans provided to TPV Technology Limited and the television joint venture TP Vision Holding BV in connection with the divestment of the Televison business (EUR 151 million in aggregate).

2011 cash flows from investing activities resulted in a net outflow of EUR 1,293 million, attributable to EUR 872 million cash used for net capital expenditures and EUR 509 million used for acquisitions, mainly for Povos, Preethi and Sectra. This was partly offset by EUR 106 million proceeds from sale of financial assets and divestment, mainly TCL and Digimarc shares.

Annual Report 2012      59

5 Group performance 5.1.15 - 5.1.15

Net capital expenditures

Net capital expenditures totaled EUR 475 million, which was EUR 397 million lower than 2011, mainly due to proceeds received from the sale of the High Tech Campus of EUR 425 million (consisting of a EUR 373 million cash transaction and an amount of EUR 52 million that will be received in future years) and the divestment of our 50% ownership right in the Senseo trademark to Sara Lee for EUR 170 million. Excluding these impacts, higher investments were visible in all sectors, notably additional growth-focused investments in Lighting.

Cash flows from acquisitions and financial assets, divestments and derivatives

in millions of euros

Acquisitions and financial assets

The net cash impact of acquisitions of businesses and financial assets in 2012 was a total of EUR 426 million, mainly related to the acquisition of Indal. The EUR 167 million outflow for financial assets mainly relates to loans provided to TPV Technology Limited and the television joint venture TP Vision Holding BV in connection with the divestment of the Television business (EUR 151 million in aggregate).

The net cash impact of acquisitions of businesses and financial assets in 2011 was a total of EUR 552 million, mainly related to the acquisitions for Povos, Preethi and Sectra.

Divestments and derivatives

Cash proceeds of EUR 36 million were received from divestments, mainly of non-strategic businesses within Consumer Lifestyle and Healthcare. Cash flows from derivatives and securities led to a net cash outflow of EUR 47 million.

In 2011, cash proceeds of EUR 106 million were received from divestments, including EUR 69 million from the sale of remaining shares in TCL, as well as divestments of non-strategic businesses within Consumer Lifestyle and Healthcare. Cash flows from derivatives and securities led to a net cash inflow of EUR 25 million.

Cash flows from financing activities

Net cash used for financing activities in 2012 was EUR 292 million. Philips’ shareholders were given EUR 687 million in the form of a dividend of which cash dividend amounted to EUR 255 million. The net impact of changes in debt was an increase of EUR 731 million, including the issuance of USD 1.5 billion in bonds, partially offset by the early redemption of a USD 500 million bond. Additionally, net cash outflows for share buyback and share delivery totaled EUR 768 million.

Net cash used for financing activities in 2011 was EUR 1,790 million. Philips’ shareholders were given EUR 711 million in the form of a dividend of which cash dividend amounted to EUR 259 million. The net impact of changes in debt was a decrease of EUR 860 million, including the redemption of a EUR 750 million bond, a USD 350 million bond and other debts totaling EUR 1,314 million, partially offset by the drawdown of a EUR 200 million committed facility and other new long-term borrowing totaling EUR 454 million. Additionally, net cash outflows for share buyback and share delivery totaled EUR 671 million.

The year 2011

Cash flows from operating activities

Net cash flow from operating activities amounted to EUR 768 million in 2011, compared to EUR 2,074 million in 2010. The year-on-year decline was largely attributable to lower cash earnings and higher working capital outflow, mainly related to accounts payable, partly offset by lower inventories and an increase in provisions. The accounts payable outflow was mainly due to the tightening of vendor payments in the operating sectors, as well as the timing of taxes payable.

Cash flows from investing activities

2011 cash flows from investing activities resulted in a net outflow of EUR 1,293 million, attributable to EUR 872 million cash used for net capital expenditures and EUR 552 million used for acquisitions, mainly for Povos, Preethi and Sectra. This was partly offset by EUR 106 million proceeds from sale of financial assets and divestment, mainly TCL and Digimarc shares.

2010 cash flows from investing activities resulted in a net outflow of EUR 597 million, attributable to EUR 716 million cash used for net capital expenditures and EUR 241 million used for acquisitions, mainly for Discus, NCW and medSage Technologies. This was partly offset by EUR 385 million proceeds from divestment, including the sale of 9.4% of the shares in TPV and the redemption of the TPV and CBAY convertible bonds.

60      Annual Report 2012

5 Group performance 5.1.16 - 5.1.16

Net capital expenditures

Net capital expenditures totaled EUR 872 million, which was EUR 156 million higher than 2010. Higher investments were visible in all sectors, notably additional growth-focused investments in Healthcare.

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

Cash flows from financing activities

Net cash used for financing activities in 2011 was EUR 1,790 million. Philips’ shareholders were paid EUR 711 million in the form of a dividend of which cash dividend amounted to EUR 259 million. The net impact of changes in debt was a decrease of EUR 860 million, including the redemption of a EUR 750 million bond, a USD 350 million bond and other debts totaling EUR 1,314 million, partially offset by the drawdown of EUR 200 million committed facility and other new long-term borrowing totaling EUR 454 million. Additionally, net cash outflows for share buyback and share delivery totaled EUR 671 million.

Net cash used for financing activities in 2010 was EUR 97 million. Philips’ shareholders were paid EUR 650 million in the form of a dividend of which cash dividend amounted to EUR 296 million. The net impact of changes in debt was an increase of EUR 134 million, including a EUR 212 million increase from finance lease and bank loans, partially offset by repayments on short-term debts and other long-term debt amounting to EUR 78 million. Additionally, net cash inflows for share delivery totaled EUR 65 million.

5.1.16 Cash flows from discontinued operations

The year 2012

In 2012, EUR 256 million cash was used by discontinued operations. This was attributable to the operating cash outflows of the Television business of EUR 296 million and a cash inflow from investing activities of EUR 40 million.

In 2011, EUR 364 million cash was used by discontinued operations. This was attributable to the operating cash outflows of the Television business of EUR 270 million and cash outflow to investing activities of EUR 94 million.

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

Annual Report 2012      61

5 Group performance 5.1.17 - 5.1.18

5.1.17 Financing

The year 2012

Condensed consolidated balance sheets for the years 2010, 2011 and 2012 are presented below:

Condensed consolidated balance sheet information1)

in millions of euros

	2010	2011	2012

Intangible assets	12,233	11,012	10,679
Property, plant and equipment	3,145	3,014	2,959
Inventories	3,865	3,625	3,495
Receivables	4,947	5,117	4,858
Assets held for sale	120	551	43
Other assets	2,567	2,929	3,211
Payables	(6,977)	(6,563)	(6,210)
Provisions	(2,394)	(2,694)	(2,969)
Liabilities directly associated with assets held for sale	—	(61)	(27)
Other liabilities	(3,628)	(3,867)	(4,165)

	13,878	13,063	11,874
Cash and cash equivalents	5,833	3,147	3,834
Debt	(4,658)	(3,860)	(4,534)

Net cash (debt)	1,175	(713)	(700)
Non-controlling interests	(46)	(34)	(34)
Shareholders’ equity	(15,007)	(12,316)	(11,140)

	(13,878)	(13,063)	(11,874)

1)	Please refer to section 12.6, Consolidated balance sheets, of this report

5.1.18 Cash and cash equivalents

The year 2012

In 2012, cash and cash equivalents increased by EUR 687 million to EUR 3,834 million at year-end. The increase was mainly attributable to cash inflows from operations amounting to EUR 2,198 million and EUR 731 million from increases in debt. This was partly offset by a EUR 768 million outflow for treasury share transactions, an outflow on net capital expenditures of EUR 475 million, a EUR 426 million outflow for acquisitions of businesses and financial assets, a EUR 255 million outflow for the cash dividend payout, and a EUR 256 million outflow related to discontinued operations.

In 2011, cash and cash equivalents decreased by EUR 2,686 million to EUR 3,147 million at year-end. The decrease was mainly attributable to an outflow on net capital expenditures of EUR 872 million, a EUR 860 million decrease in debt, a EUR 671 million outflow for treasury share transactions, a EUR 552 million outflow for acquisitions of businesses and financial assets, and a EUR 259 million outflow for the cash dividend payout. This was partly offset by cash inflows from operations amounting to EUR 768 million, EUR 106 million in proceeds from divestments, including EUR 87 million from the sale of stakes.

Cash balance movements

in millions of euros

1)	Includes proceeds from divestment of CL Speech Processing business
2)	Please refer to chapter 15, Reconciliation of non-GAAP information, of this report
3)	Includes cash inflow for derivatives, partly offset by unfavorable currency effect
4)	Acquisitions of businesses and financial assets include the acquisitions of Indal and the venture with TPV

The year 2011

In 2011, cash and cash equivalents decreased by EUR 2,686 million to EUR 3,147 million at year-end. The decrease was mainly attributable to an outflow on net capital expenditures of EUR 872 million, a EUR 860 million decrease in debt, a EUR 671 million outflow for treasury share transactions, a EUR 552 million outflow for acquisitions of businesses and financial assets, and a EUR 259 million outflow for the cash dividend payout. This was partly offset by cash inflows from operations amounting

62      Annual Report 2012

5 Group performance 5.1.19 - 5.1.20

to EUR 768 million, EUR 106 million in proceeds from divestments, including EUR 87 million from the sale of stakes.

In 2010, cash and cash equivalents increased by EUR 1,447 million to EUR 5,833 million at year-end. Cash inflow from operations amounted to EUR 2,074 million, a total outflow on net capital expenditure of EUR 716 million, and there was EUR 385 million proceeds from divestments including EUR 268 million from the sale of stakes. This was partly offset by an outflow of EUR 296 million related to the cash dividend payout, EUR 241 million for acquisitions and favorable currency translation effects of EUR 89 million.

5.1.19 Debt position

The year 2012

Total debt outstanding at the end of 2012 was EUR 4,534 million, compared with EUR 3,860 million at the end of 2011.

Changes in debt

in millions of euros

	2010	2011	2012
New borrowings	(212)	(454)	(1,361)
Repayments	78	1,314	630
Consolidation and currency effects	(257)	(62)	57

Total changes in debt	(391)	798	(674)

In 2012, total debt increased by EUR 674 million. New borrowings of EUR 1,361 million included the issuance of USD 1.5 billion in bonds. Repayment of EUR 630 million included early redemption of a USD 500 million bond. Other changes resulting from consolidation and currency effects led to a decrease of EUR 57 million.

In 2011, total debt decreased by EUR 798 million. The repayment of EUR 1,314 million included redemptions of a EUR 750 million bond, a USD 350 million bond, and EUR 217 million repayment of short-term debt. New borrowing and finance leases amounted to EUR 454 million. Other changes resulting from consolidation and currency effects led to an increase of EUR 62 million.

Long-term debt as a proportion of the total debt stood at 82% at the end of 2012 with an average remaining term of 12.7 years, compared to 85% and 10.4 years at the end of 2011.

For further information, please refer to note 19, Long-term debt and short-term debt.

The year 2011

Total debt outstanding at the end of 2011 was EUR 3,860 million, compared with EUR 4,658 million at the end of 2010.

In 2011, total debt decreased by EUR 798 million. The repayment of EUR 1,314 million included redemptions of a EUR 750 million bond, a USD 350 million bond, and EUR 217 million repayment in short-term debt. New borrowing and finance leases amounted to EUR 454 million. Other changes resulting from consolidation and currency effects led to an increase of EUR 62 million.

In 2010, total debt increased by EUR 391 million. The increase in borrowings including finance leases was EUR 212 million. Repayments under finance leases amounted to EUR 50 million, while EUR 28 million was used to reduce other long-term debt. Other changes resulting from consolidation and currency effects led to an increase of EUR 257 million.

Long-term debt as a proportion of the total debt stood at 85% at the end of 2011 with an average remaining term of 10.4 years, compared to 60% at the end of 2010.

For further information, please refer to note 19, Long-term debt and short-term debt.

5.1.20 Net debt to group equity

The year 2012

Philips ended 2012 in a net debt position (cash and cash equivalents, net of debt) of EUR 700 million, compared to a net debt position of EUR 713 million at the end of 2011.

Net debt (cash) to group equity1)

in billions of euros

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report
2)	Shareholders’ equity and non-controlling interests

Annual Report 2012      63

5 Group performance 5.1.21 - 5.1.22

The year 2011

Philips ended 2011 in a net debt position (cash and cash equivalents, net of debt) of EUR 713 million, compared to a net cash position of EUR 1,175 million at the end of 2010.

5.1.21 Shareholders’ equity

The year 2012

Shareholders’ equity decreased by EUR 1,176 million in 2012 to EUR 11,140 million at December 31, 2012. The decrease was mainly as a result of EUR 816 million related to the purchase of treasury shares and EUR 406 million losses related to pension plans, partially offset by EUR 231 million net income. The dividend payment to shareholders in 2012 reduced equity by EUR 259 million. The decrease was partially offset by a EUR 50 million increase related to the delivery of treasury shares and a EUR 84 million increase in share premium due to share-based compensation plans.

Shareholders’ equity decreased by EUR 2,691 million in 2011 to EUR 12,316 million at December 31, 2011. The decrease was mainly as a result of a EUR 1,291 million net loss and EUR 447 million losses related to pension plans, as well as EUR 751 million related to the purchase of treasury shares. The dividend payment to shareholders in 2011 reduced equity by EUR 263 million. The decrease was partially offset by a EUR 46 million increase related to the delivery of treasury shares and a EUR 56 million increase in share premium due to share-based compensation plans.

The number of outstanding common shares of Royal Philips Electronics at December 31, 2012 was 915 million (2011: 926 million).

At the end of 2012, the Company held 28.7 million shares in treasury to cover the future delivery of shares (2011: 33.6 million shares). This was in connection with the 52.3 million rights outstanding at the end of 2012 (2011: 47.1 million rights) under the Company’s long-term incentive plan and convertible personnel debentures. At the end of 2012, the Company held 13.8 million shares for cancellation (2011: 49.3 million shares).

The year 2011

Shareholders’ equity decreased by EUR 2,691 million in 2011 to EUR 12,316 million at December 31, 2011. The decrease was mainly as a result of a EUR 1,291 million lower net income and EUR 447 million actuarial losses related to pension plans, as well as EUR 751 million related to the purchase of treasury shares. The dividend payment to shareholders in 2011 reduced equity by EUR 263 million. The decrease was partially offset by a EUR 102 million increase related to delivery of treasury shares and net share-based compensation plans.

Shareholders’ equity increased by EUR 447 million in 2010 to EUR 15,007 million at December 31, 2010. The increase was mainly as a result of a EUR 626 million improvement within total comprehensive income. The dividend payment to shareholders in 2010 reduced equity by EUR 304 million. The decrease was partially offset by a EUR 111 million increase related to delivery of treasury shares and net share-based compensation plans.

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

5.1.22 Liquidity position

Including the Company’s net debt (cash) position (cash and cash equivalents, net of debt), listed available-for-sale financial assets, as well as its EUR 1.8 billion committed revolving credit facility, the Company had access to net available liquid resources of EUR 1,220 million as of December 31, 2012, compared to EUR 2,597 million one year earlier.

Liquidity position

in millions of euros

	2010	2011	2012
Cash and cash equivalents	5,833	3,147	3,834
Committed revolving credit facility/ CP program/Bilateral loan	2,000	3,200	1,800

Liquidity	7,833	6,347	5,634
Available-for-sale financial assets at fair value	270	110	120
Short-term debt	(1,840)	(582)	(809)
Long-term debt	(2,818)	(3,278)	(3,725)

Net available liquidity resources	3,445	2,597	1,220

The fair value of the Company’s available-for-sale financial assets amounted to EUR 120 million.

64      Annual Report 2012

5 Group performance 5.1.22 - 5.1.23

Philips has a EUR 1.8 billion committed revolving credit facility that can be used for general corporate purposes and as a backstop of its commercial paper program. In January 2013, the EUR 1.8 billion facility was extended by 2 years until February 18, 2018. The commercial paper program amounts to USD 2.5 billion, under which Philips can issue commercial paper up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. There is a panel of banks, in Europe and in the US, which service the program. The interest is at market rates prevailing at the time of issuance of the commercial paper. There is no collateral requirement in the commercial paper program. Also, there are no limitations on Philips’ use of the program. As at December 31, 2012, Philips did not have any loans outstanding under these facilities.

Philips’ existing long-term debt is rated A3 (with negative outlook) by Moody’s and A- (with negative outlook) by Standard & Poor’s. It is Philips’ objective to manage its financial ratios to be in line with an A3/A- rating. There is no assurance that Philips will be able to achieve this goal. Ratings are subject to change at any time. Outstanding long-term bonds and credit facilities do not have a repetitive material adverse change clause, financial covenants or credit-rating-related acceleration possibilities.

As at December 31, 2012, Philips had total cash and cash equivalents of EUR 3,834 million. Philips pools cash from subsidiaries to the extent legally and economically feasible. Cash not pooled remains available for local operational or investment needs. Philips had a total gross debt position of EUR 4,534 million at year-end 2012.

Philips believes its current working capital is sufficient to meet our present working capital requirements.

5.1.23 Cash obligations

Contractual cash obligations

Presented below is a summary of the Group’s contractual cash obligations and commitments at December 31, 2012.

Contractual cash obligations at December 31, 2012

in millions of euros1)

	payments due by period
		less
		than 1	1-3	3-5	after 5
	total	year	years	years	years

Long-term debt2)	3,733	186	253	2	3,292
Finance lease obligations	298	73	97	40	88
Short-term debt	558	558	—	—	—
Operating leases	1,219	240	368	236	375
Derivative liabilities	544	138	143	138	125
Interest on debt3)	2,802	201	376	360	1,865
Purchase obligations4)	289	133	105	36	15
Trade and other payables	2,839	2,839	—	—	—

	12,282	4,368	1,342	812	5,760

1)	Data in this table are undiscounted
2)	Long-term debt includes short-term portion of long-term debt and excludes finance lease obligations
3)

Approximately 28% of the debt bears interest at a floating rate. The majority of the interest payments on variable interest rate loans in the table above reflect market forward interest rates at the period end and these amounts may change as the market interest rate changes

4)

Philips has commitments related to the ordinary course of business which in general relate to contracts and purchase order commitments for less than 12 months. In the table, only the commitments for multiple years are presented, including their short-term portion

Philips has no material commitments for capital expenditures.

Additionally, Philips has a number of commercial agreements, such as supply agreements, which provide that certain penalties may be charged to the Company if it does not fulfill its commitments.

Certain Philips suppliers factor their trade receivables from Philips with third parties through supplier finance arrangements. At December 31, 2012 approximately EUR 310 million of the Philips accounts payables were known to have been sold onward under such arrangements whereby Philips confirms invoices. Philips continues to recognize these liabilities as trade payables and will settle the liabilities in line with the original payment terms of the related invoices.

Other cash commitments

The Company and its subsidiaries sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. Additionally, certain postretirement benefits are provided in certain countries. The Company is reviewing the funding of pension plans in the Netherlands, the US and

Annual Report 2012      65

5 Group performance 5.1.23 - 5.1.24

UK. Refer to note 29, Pensions and other postretirement benefits for a discussion of the plans and expected cash outflows.

The Company had EUR 385 million restructuring-related provisions by the end of 2012, of which EUR 277 million is expected to result in cash outflows in 2013. Refer to note 20, Provisions for details of restructuring provisions and potential cash flow impact for 2012 and further.

A proposal will be submitted to the General Meeting of Shareholders to declare a distribution of EUR 0.75 per common share (up to EUR 685 million), in cash or shares at the option of the shareholder, against the net income for 2012 and the retained earnings of the Company. Further details will be given in the agenda for the General Meeting of Shareholders, to be held on May 3, 2013.

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. At the end of 2012, the total fair value of guarantees recognized by Philips in other non-current liabilities amounted to less than EUR 1 million. The following table outlines the total outstanding off-balance sheet credit-related guarantees and business-related guarantees provided by Philips for the benefit of unconsolidated companies and third parties as at December 31, 2011 and 2012.

Expiration per period

in millions of euros

	total
	amounts	less than 1
	committed	year	1-5 years	after 5 years
2012
Business-related guarantees	295	113	114	68
Credit-related guarantees	27	11	—	16

	322	124	114	84
2011
Business-related guarantees	297	99	126	72
Credit-related guarantees	39	22	—	17

	336	121	126	89

5.1.24 Supply management

In the course of 2012, the market prices of energy and raw materials, which together represent between 10% and 15% of our purchasing spend, showed diverse trends in a very volatile market. Prices of most metals dropped from their high levels in 2011 largely as a consequence of the slowdown of the global economy, and especially due to slower Chinese consumption growth. In particular, rare earths – the main ingredient of our lighting phosphors – dropped steeply from their extremely high price levels in 2011. This was largely the consequence of the deflation of a speculative bubble which was fuelled by export restrictions from China in 2011. In spite of the economic slowdown, energy prices kept their high price levels in 2012, mainly due to market fears and uncertainty from turbulence in various oil-producing countries in 2012. The Procurement organization achieved overall savings of 4.5% in bill-of-material related spend and 6.7% in non-product related spend, resulting in overall savings of 5.2%. Philips did not experience scarcity issues in the market in 2012. Projects geared towards managing such issues became effective during 2012, with the aim of ensuring supply continuity and fostering improved material efficiency. The risk management approach has been revised in order to manage extreme price volatility and supply scarcity in a more rigorous and anticipative manner.

66      Annual Report 2012

5 Group performance  5.2 - 5.2.2

5.2 Social performance

Our businesses provide innovative solutions that address major trends affecting the world – the demand for affordable healthcare, the need for greater energy efficiency and the desire for personal well-being.

In 2012, Philips maintained its focus on sustainability. This is rooted in our long-standing belief that sustainability is a key enabler of growth and offers opportunities to innovate our way out of the economic crisis. Therefore, sustainability is an integral part of Philips’ vision and strategy.

5.2.1 Improving people’s lives

The creation of Philips products and solutions that directly support the curative or preventive side of people’s health was one of the key objectives of our EcoVision5 program with a target of 500 million lives improved in 2015. By year-end 2012, we were already at a level of 570 million lives, driven by our Healthcare sector.

With the renewal of our company vision in 2012 we have extended this approach with our well-being products that help people live a healthy life, as well as our Green Products that contribute to a healthy ecosystem. Our goal is to improve the lives of 3 billion people a year by 2025. For the year 2012 we have established our total baseline at 1.7 billion people a year. More information on this metric can be found in chapter 14, Sustainability statements, of this report.

5.2.2 Employee engagement

At Philips, we believe that employee engagement is an important measure that helps us to manage and develop our human capital and stimulate business growth through our people. Our 2011 Employee Engagement Survey (EES) showed that our overall engagement scores at Philips were in line with external high performance norms.

Employee Engagement Index

in %

1)	Based on 60 pulse surveys conducted in 2012

In 2012 we announced our intention to move from an annual measurement of EES data to a bi-annual basis to allow more time for teams to analyze results and enact improvement actions, as well as to create an opportunity to review the way we approach engagement. Through these measures, we hope to identify how we can improve the link between the high levels of employee engagement that we are achieving and improved business results.

We remain committed to creating a great place to work for our employees in line with our corporate vision. We will use the additional time before the next EES to drive existing action plans and, where applicable, begin new actions designed to improve employee engagement. Through our internal social media tool ‘Connect Us’ and an open SharePoint site we provide forums for managers and employees to share best practices and ask questions on the topic of engagement.

We also continue to use pulse surveys to measure engagement levels in certain teams such as new acquisitions or groups going through significant changes. While this does not provide a statistical comparison to the total organization results of the past, it does provide insight into progress being made for these teams. In 2012 we deployed over 60 pulse surveys touching nearly 2,000 employees. In previous years over 80% of the Philips employees participated in the EES.

Annual Report 2012      67

5 Group performance  5.2.2 - 5.2.3

In 2013 we will deploy our renewed approach to employee engagement with a focus on developing an engaging, high-performance work environment. Individual actions around engagement are crucial to drive our performance culture forward. This will help us to continue to create a working environment that inspires individuals and stimulates business growth.

5.2.3 Diversity and inclusion

During 2012, we continued to focus on increasing the opportunities for women and other under-represented groups throughout the organization, and on developing a diverse talent pipeline, as we truly believe that diversity enables us to better serve our customers. As a result, we made progress towards the diversity targets of Philips’ executive population.

Workforce diversity

in %

1)	Left to right: 2010, 2011 and 2012

The share of female executives at the end of 2012 was 14%, which was 1% above 2011, but 1% below our 15% target for 2012. However, women made up 22% of all new executive promotions, a clear indication of the positive impact of the inclusive talent management approach that supports the development of diverse talents. While our 2012 gender diversity targets were not achieved, we have increased our efforts and are getting the right measures in place to drive change longer term, as evidenced by the one-third increase in the share of female executives over the last two years.

New hire diversity

in %

1)	Left to right: 2010, 2011 and 2012

In 2012, Philips employed 36% females, on par with 2011.

With the appointment of Deborah DiSanzo as CEO of Philips Healthcare, Philips now has two women on its Executive Committee. The nomination in 2012 of Neelam Dhawan, Managing Director of HP India, as the second female member of the Supervisory Board, also re-confirms the company’s ongoing commitment to diversity.

In line with the growing importance of BRIC countries for Philips’ business, the share of executives with Brazilian, Russian, Indian and Chinese nationality increased from 8% in 2011 to 9% in 2012, one percentage point below the 2012 target. Overall, the 535 Philips Executives represent 33 different nationalities.

Employees per age category

in %

1)	Left to right: 2010, 2011 and 2012

In 2012, employee turnover amounted to 14%, an increase compared to 2011 caused by the various restructuring initiatives mainly at Lighting and IG&S.

68      Annual Report 2012

5 Group performance 5.2.3 - 5.2.4.1

Employee turnover

in %

	2011	2012
Female	13	14
Male	10	13

Philips Group	11	14

Exit diversity

in %

5.2.4 Employment

The year 2012

The total number of Philips Group employees was 118,087 at the end of 2012, compared to 121,888 at the end of 2011. Approximately 42% were employed in the Lighting sector, due to the continued vertical integration in this business. Some 32% were employed in the Healthcare sector and approximately 16% in the Consumer Lifestyle sector.

Employees per sector 2012

in FTEs at year-end

Compared to 2011, the number of employees in continuing operations decreased by approximately 3,800. This decrease reflects a reduction of 3,686 employees, mainly related to the company’s overhead reduction program, primarily at Lighting and IG&S. It also reflects the departure of 1,024 employees, mainly due to the industrial footprint reduction at Lighting, and the addition of 909 employees from acquisitions (mainly Indal).

Approximately 52% of the Philips workforce is located in mature geographies, and about 48% in growth geographies. In 2012, the number of employees in mature geographies decreased by 3,951, as the additional headcount from acquisitions was more than offset by reductions relating to the company’s overhead reduction program and the industrial footprint reduction in Lighting. Growth geographies headcount increased by 150, primarily in the growth businesses in Consumer Lifestyle.

Employees per sector

in FTEs at year-end

	2010	2011	2012
Healthcare	36,253	37,955	37,460
Consumer Lifestyle	14,095	18,291	18,911
Lighting	53,888	53,168	50,224
Innovation, Group & Services	11,929	12,474	11,492

Continuing operations	116,165	121,888	118,087
Discontinued operations	3,610	3,353	—

	119,775	125,241	118,087

Employees per geographic cluster

in FTEs at year-end

	2010	2011	2012
Western Europe	33,557	33,515	31,562
North America	27,881	28,249	26,122
Other mature geographies	3,045	3,234	3,363

Total mature geographies	64,483	64,998	61,047
Growth geographies	51,682	56,890	57,040

Continuing operations	116,165	121,888	118,087
Discontinued operations	3,610	3,353	—

	119,775	125,241	118,087

Employment

in FTEs

	2010	2011	2012
Position at beginning of year	116,153	119,775	125,241
Consolidation changes:
acquisitions	1,457	4,759	909
divestments	(307)	(479)	(1,024)
comparable changes	3,626	1,443	(3,686)
Divestment and other changes in discontinued operations	(1,154)	(257)	(3,353)

Position at year-end	119,775	125,241	118,087
of which:
continuing operations	116,165	121,888	118,087
discontinued operations	3,610	3,353	—

Annual Report 2012      69

5 Group performance 5.2.5 - 5.2.5

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

5.2.5 Developing our people

With 2012 being a year of focus on all learning methodologies, including classroom, coaching, mobile learning and on-the-job experience, we recorded over 43,000 enrollments in personal effectiveness and leadership programs available through the Learning Portal, an increase compared to 39,500 in 2011. Some 5,500 employees participated in personal effectiveness workshops delivered across the world by Philips accredited internal facilitators.

Enrollment in functional curricula programs, including Marketing, Finance, IT, Sales, HR, Procurement and Innovation, decreased slightly to 24,000 compared to 25,000 in 2011. Many functional curricula are tied to mandatory learning plans designed to increase our organizational capability. In 2012, we also introduced local market programs with specific training modules for our staff in various geographies, including China, India, Africa and Russia, for which there have been some 13,500 enrollments to date.

number of enrollments

	2008	2009	2010	2011	2012
Core Curriculum programs	10,000	5,500	20,000	39,500	43,000

In 2012, we also introduced a new service – getAbstract – a comprehensive library of compressed knowledge including over 7,000 relevant business book summaries from leading business authors. getAbstract releases over 50 abstracts each month, ensuring fresh content is always available for users. With the service successfully launched in May 2012 we registered 86,000 downloaded book summaries, in the form of PDF, downloaded to mobile devices or MP3.

The Octagon program concluded in 2012 involved 31 participants who completed eight business projects sponsored by senior business leaders targeting growth geographies, the US and South Africa.

The Accelerate! Leadership Program (ALP) was conducted for over 700 leaders from 40 teams to further embed the Accelerate! mindset and behaviors and develop high performance teams. The Accelerate! Team Performance (ATP) Facilitator Development program, launched in Q3, trained 120 business and HR leaders across Asia, Europe and North America to conduct ATPs and embed cultural modules to increase team effectiveness.

As 2012 was a year of continued focus on leadership development in our key emerging markets, we introduced new programs supporting fast growth in those geographies. The ‘Strategic Thinking and Business Model Creation’ program run in both Africa and India, contributed to local strategic capability building and commencing developing a granular approach to the next series of strategy initiatives. The ‘China Leadership Accelerate Program’, focusing on stimulating innovative thinking and promoting an entrepreneurial culture with customer-centric mindsets, prepared its 29 participants for future general management roles. Designed in collaboration with the leading Indian School of Business, the ‘ALTIUS Leadership Development Program’ ran in India with the objective to prepare leaders to take up future business leadership roles across geographies and cultural boundaries.

Other programs

In the Netherlands, we have for many years played a pioneering role with our national Vocational Qualification Program (CV) and the Philips Employment Scheme (WGP). The CV project has been running since 2004 and targets employees who know their trade well, but do not have a diploma to prove it. CV provides a solution by awarding these people a recognized qualification. To date, more than 1,750 participants have obtained a qualification that will help them in their future careers.

70      Annual Report 2012

5 Group performance 5.2.5 - 5.2.7

Via WGP, we offer vulnerable groups of external jobseekers work experience placement, usually combined with some kind of training. Between 2010 and 2012, for example, we trained 10 autistic persons to become (junior) test engineers. As a result, seven found their next job, one proceeded with a mathematics study, and the last two are applying for jobs. In November 2012, after a four month preparation period, Philips started with the next group of nine autistic persons.

5.2.6 Health and Safety

Philips strives for an injury-free and illness-free work environment, with a sharp focus on decreasing the number of injuries. This is defined as a KPI, on which we set yearly targets for the company and our individual sectors.

We regret to report seven fatalities in 2012, of which two were related to a traffic accident in India when two service engineers were returning from a customer visit, one was related to a safety accident in China, and one to a traffic accident whilst commuting in China. One Philips employee passed away after a traffic accident in the Netherlands whilst commuting. In Pakistan, a Philips employee died after a traffic accident on his way to a customer. Lastly, during an environmental audit in Indonesia, a government official suffered cardiac arrest and passed away.

In 2012, we recorded 345 Lost Workday Injuries cases, i.e. occupational injury cases where the injured person is unable to work the day after the injury. This is a significant decrease compared with 2011. The number of Lost Workdays caused by these injuries amounted to 12,630 days. The rate of Lost Workday Injuries decreased to 0.31 per 100 FTEs compared with 0.38 in 2011.

Lost Workday Injuries

per 100 FTEs

	2008	2009	2010	2011	2012
Healthcare	0.27	0.20	0.25	0.20	0.22
Consumer Lifestyle	0.44	0.26	0.26	0.23	0.25
Lighting	1.17	0.76	0.80	0.64	0.45
Innovation, Group & Services	0.12	0.07	0.13	0.04	0.05

Philips Group	0.68	0.44	0.50	0.38	0.31

Healthcare and CL showed an increase in the Lost Workday Injury rate, Lighting recorded a decrease. However, the number of Lost Workday Injury cases at CL and Lighting decreased. At Lighting, a dedicated action program, Safety First, was launched five years ago to drive down injury levels. In 2012, various regional Health & Safety improvement programs were started as well as peer audit programs. Next, we updated our Health & Safety (H&S) policy and further deployed the H&S manual to all sites to help them structurally improve the H&S culture and implemented a monthly reporting process. Safety is fully integrated in the Lean Program.

A number of sites have been recognized for their outstanding safety performance, for example: Philips AVENT, the manufacturing center for Philips parenting and baby products in the UK, has won the Bronze RoSPA safety award. Philips Home Healthcare Solutions in the Philippines won the Best in Rescue and Transfer Relay Award in the Philippines National Industrial Fire Brigade Competition. Philips Lighting Flight Forum has been recognized as the safest warehouse in the Netherlands and Philips Lighting Yizheng won the Guangzhou Green Star Award.

5.2.7 General Business Principles

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

Annual Report 2012      71

5 Group performance 5.2.7 - 5.2.9

Ongoing training

The mandatory web-based GBP training, which is designed to reinforce awareness of the need for compliance with the GBP, is available in 23 languages.

More information on the Philips GBP can be found in chapter 7, Risk management, of this report. Results of the monitoring in place are provided in the chapter 14, Sustainability statements, of this report.

5.2.8 Social Investment Programs

As part of our drive to improve the health and well-being of people around the world, our focus on encouraging the next generation to embrace healthy and active lifestyles continued in 2012 with the further expansion and localization of our SimplyHealthy@Schools program. Working together with local schools, communities and non-profit organizations, nearly 1,400 volunteers traveled to over 230 schools in 33 countries, teaching lessons about healthy living and environmental sustainability to over 24,000 children worldwide. In addition, working together with the Singapore Nutrition and Dietetics Association, we rolled out a new and interactive Nutrition module that has helped children all the way from Malaysia to Pakistan understand the importance of a healthy breakfast.

In the United States, the Philips Cares program is a way for employees to support projects that create healthy, sustainable communities that contribute to the success and well-being of future generations. In 2012 alone, some 4,800 employees participated in volunteer opportunities that suited their needs, schedules, and passions. It is through Philips Cares and our charitable partnerships with organizations such as the American Heart Association and the American Red Cross, that Philips and its employees are able to improve the quality of life in their communities today and for tomorrow.

At the end of 2012 we also signed a three year partnership agreement with the Royal Dutch Football Association (KNVB) to support their WorldCoaches program by installing more than 100 solar lighting ‘Light Centers’ in rural communities throughout Africa and South America. Working together with local communities and the KNVB, the Light Centers will provide safe and functional space for sports and other community activities once the sun goes down.

5.2.9 Stakeholder engagement

Across all our activities we seek to engage stakeholders to gain their feedback on specific areas of our business. Working in partnerships is crucial in delivering on our vision to make the world healthier and more sustainable through innovation. An overview of stakeholders is provided in chapter 14, Sustainability statements, of this report.

The Philips Center for Health and Well-being

The Philips Center for Health and Well-being is a knowledge-sharing forum that provides a focal point to raise the level of discussion on what matters most to citizens and communities. The Center brings together experts for dialogue and debate aimed at overcoming barriers and identifying possible solutions and meaningful innovations that can improve people’s lives. It also facilitates research on a range of health and well-being topics.

Philips seeks to address key societal issues by developing solutions relating to Healthcare & Aging, Urbanization and Access to Energy. The Center was launched in December 2009 and amongst others brings together teams of multidisciplinary experts from all over the world to discuss and debate Aging Well, Livable Cities and Mother and Childcare. Participants include NGOs and Academia, such as European Patient Forum, ISOCARP, Harvard School of Public Health, Keio University Tokyo and global experts on each of the respective subjects.

For more information on the work of the Center, go to www.philips-thecenter.org.

Working on global issues

In 2012, Philips participated in two major UN conferences. In June, we contributed to the UN Rio+20 ‘sustainable development’ conference in Rio de Janeiro, where we shared the triple benefits offered by sustainable solutions, with an emphasis on LED lighting. At Rio+20 The Climate Group launched a report ‘Lighting the Clean Revolution, the rise of LED lighting and what it means for cities’. In December we participated in the United Nations Climate Change Conference in Doha, Qatar. We partnered with other leading industry players, governmental organizations, NGOs and several UN entities. We commissioned a report by Ecofys that highlighted the real economics of energy efficiency, called ‘The benefits of energy efficiency: why wait?’. The report highlights the relevance and potential of energy efficiency to slash energy bills, reduce public budget deficits, reduce greenhouse gas emissions and stimulate job creation, and will be used further in public stakeholder engagements.

In November 2012, we organized the Philips Innovation Experience which was attended by some 1,500 journalists, customers, scientists, partners and employees. This year’s theme was ‘Rethinking solutions for tomorrow’s society’ and demonstrated Philips drive for sustainable innovation

72      Annual Report 2012

5 Group performance 5.2.9 - 5.2.10

to address global challenges like population growth and urbanization, aging population and rising healthcare costs, and growing demands for energy and water and food scarcity.

We firmly believe that these global challenges can only be addressed through Open Innovation and constructive dialogue with all stakeholders involved.

5.2.10 Supplier sustainability

More and more, our products are being created and manufactured in close cooperation with a wide range of business partners, both in the electronics industry and other industries. Philips needs suppliers to share our commitment to sustainability, and not just in the development and manufacturing of products but also in the way they conduct their business. We require suppliers to provide a safe working environment for their workers, to treat workers with respect, and to work in an environmentally sound way. Our programs are designed to engage and support our suppliers on a shared journey towards continuous improvement in supply chain sustainability.

As a leading company in sustainability, Philips will act as a catalyst and support our suppliers in their pursuit of continuous improvement of social and environmental performance. We recognize that this is a huge challenge requiring an industry-wide effort in collaboration with other societal stakeholders. Therefore, we remain active, together with peers in the industry, in the Electronic Industry Citizenship Coalition (EICC) and encourage our strategic suppliers to join the EICC too. We will also continue to seek active cooperation and dialogue with other societal stakeholders including governments and civil society organizations, either directly or through institutions like the EICC, the multi-stakeholder program of the Sustainable Trade Initiative IDH, and the OECD.

Supplier Sustainability Involvement Program

The Philips Supplier Sustainability Involvement Program is our overarching program to help improve the sustainability performance of our suppliers. We create commitment from our suppliers by requiring them to comply with our Regulated Substances List and the Philips Supplier Sustainability Declaration, which we include in all purchasing contracts. The Declaration is based on the EICC code of conduct and we added requirements on Freedom of Association and Collective Bargaining. The topics covered in the Declaration are listed below.

We monitor supplier compliance with the Declaration through a system of regular audits.

2012 supplier audits in risk countries

Philips conducted 159 full-scope audits in 2012, including four joint audits conducted on behalf of Philips and other EICC member companies. On top of this, 65 audits of potential suppliers were performed. Potential suppliers are audited as part of the supplier approval process, and they need to close any zero-tolerance issues before they can start delivering to Philips. The number of audits done this year is lower due to new audit criteria introduced in 2011, which place more focus on capacity building programs to realize structural improvements.

As in previous years, the majority of the audits in 2012 were done in China. The total number of full-scope audits carried out since we started the program in 2005 is now close to 2,000. This number includes repeated audits, since we execute a full-scope audit at our risk suppliers every three years. The audit program covers 90% of our active risk supplier base. Most of the audits done in 2012

Annual Report 2012      73

5 Group performance 5.2.10 - 5.2.11

were continued-conformance audits, because the majority of our risk suppliers had already undergone an audit in the past.

Accumulative number of initial and continual conformance audits

Distribution of supplier audits by country

Audit findings

We believe it is important to be transparent about the issues we observe during the audits. Therefore we have published a detailed list of identified major non-compliances in our Annual Report since 2010. To track improvements, Philips measures the ‘compliance rate’ for the identified risk suppliers, i.e. the percentage of risk suppliers that were recently audited and had resolved all major non-compliances. During 2012 we achieved a compliance rate of 75% (2011: 72%).

Please refer to section 14.5, Supplier indicators, of this report for the detailed findings of 2012.

Supplier development and capacity building

Based on many years of experience with the audit program, we know that a combination of audits, capacity building, consequence management and continuous attention from management is crucial to realize structural and lasting changes at supplier production sites. During 2012 we extended our capacity-building initiatives, which are offered to help suppliers improve their practices. Our supplier sustainability experts in China, India and Brazil organized classroom trainings, regularly visited suppliers for on-site consultancy on specific topics, and helped suppliers to train their own workers on topics like occupational health and safety.

We also teamed up with industry peers, nongovernmental organizations and a trade union to work on capacity building at Chinese factories via the IDH Electronics Program. This program was kicked off in 2011 and is an innovative multi-stakeholder initiative sponsored by the Sustainable Trade Initiative (IDH) together with Dell, HP, Philips and civil society organizations. The goal is to improve working conditions for more than 500,000 employees in the electronics sector. In 2012 we continued the implementation phase in China’s Pearl River Delta and a total of eight Philips suppliers are now involved in the program.

5.2.11 Conflict minerals: issues further down the chain

Philips is concerned about the situation in the east of the Democratic Republic of the Congo (DRC) where proceeds from the extractives sector are used to finance rebel conflicts in the region. Philips is committed to address this issue through the means and influencing mechanisms available to us, even though we do not directly source minerals from the DRC and mines are typically seven or more tiers removed from our direct suppliers.

During 2012 we worked with 347 priority suppliers to raise awareness and start supply chain investigations to determine the origin of the metals in our products. This resulted in the identification of 127 smelters in our supply chain that were used to process these metals. We encourage all smelters in our supply chain to participate in the EICC-GeSI Conflict Free Smelter program. By publishing this smelter list we have created transparency at deeper levels in our supply chain regarding those actors that we believe hold the key to effectively addressing the concerns around conflict minerals.

In September 2012 the Conflict-Free Tin Initiative was launched, introducing a tightly controlled conflict-free supply chain of tin from a mine in Congo all the way down to an end-product. Philips is one of the industry partners brought together by the Dutch government that initiated this conflict-free sourcing program in eastern DRC. Although this region has a rich supply of minerals, its economy has collapsed due to decades of conflict. In an effort to prevent minerals from being used to finance war, and in response to the US Dodd-Frank Act obligations, many companies worldwide have shied away from

74      Annual Report 2012

5 Group performance 5.2.11 - 5.3.1

purchasing minerals from the DRC, creating a de facto embargo and a collapse of the local economy. Philips, believes that this provides opportunities to positively engage in the DRC and invest in legitimate minerals trade. Therefore, we helped launch the Conflict-Free Tin initiative to catalyze economic growth in the region outside the control of the rebels. In October 2012 an important milestone was reached when the first bags of tagged minerals left the mine. The first end-user products containing this conflict-free tin are expected mid-2013.

We believe that industry collaboration and stakeholder dialogue are important to create impact at deeper levels of our supply chain. Therefore, Philips continued its active contribution to the Extractives Work Group, a joint effort of the EICC and GeSI to positively influence the social and environmental conditions in the metals extractives supply chain. To assist in developing a due diligence standard for conflict minerals, we participated in the multi-stakeholder OECD-hosted pilot for the implementation of the ‘OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas’. We also continued our engagement with relevant stakeholders including the European Parliament, other industry organizations and local as well as international NGOs in Europe and the US to see how we can resolve the issue.

For more details and result of our supplier sustainability program, please refer to section 14.5, Supplier indicators, of this report.

5.3 Environmental performance

EcoVision

Philips has a long sustainability history stretching all the way back to our founding fathers. In 1994 we launched our first program and set sustainability targets for our own operations. In 1998, we launched our first EcoVision program focused on operations and products. We also started to focus on sustainability in our supply chain in 2003. In 2010 we extended our scope further by including the social dimension of products and solutions, which is now reflected in our renewed company vision stating that we strive to make the world healthier and more sustainable through innovation. Our goal is to improve the lives of 3 billion people a year by 2025.

The main elements of the EcoVision program are:

•	Green Product sales

•	Improving people’s lives

•	Green Innovation

•	Green Operations

•	Health & Safety

•	Employee Engagement

•	Supplier Sustainability

In this environmental performance section an overview is given of the most important environmental parameters of the program. Improving people’s lives, Health & Safety, Employee Engagement and Supplier Sustainability are addressed in the Social performance section. Details of the EcoVision parameters can be found in the chapter 14, Sustainability statements, of this report.

5.3.1 Green Innovation

Green Innovation is the Research & Development spend related to the development of new generations of Green Products and Green Technologies. In 2010 we announced plans to invest a cumulative EUR 2 billion in Green Innovation during the coming 5 years. Philips invested some EUR 570 million in Green Innovation in 2012, with the strongest contribution from Lighting.

Annual Report 2012      75

5 Group performance 5.3.1 - 5.3.1

Green Innovation per sector

in millions of euros

Energy efficiency of products

Energy efficiency is a key Green Focal Area for our Green Products. Our analysis has shown that about 97% of the energy consumed during the use phase of our products is attributable to Lighting products. The remaining 3% is split over Consumer Lifestyle and Healthcare. Therefore, we focus on the energy efficiency of our Lighting products in the calculation. The annual energy consumption per product category is calculated by multiplying the power consumption of a product by the average annual operating hours and the annual pieces sold and then dividing the light output (lumens) by the energy consumed (watts). The average energy efficiency of our total product portfolio improved some 7% in 2012 (17% compared to 2009).

Although LED sales advanced well, demand for conventional lighting remained fairly stable due to the challenging economic environment. Since the number of traditional lamps sold is significantly higher than LEDs, the energy efficiency improvement of the total Lighting portfolio in 2012 was limited. Our target for 2015 is a 50% improvement compared to the 2009 baseline. Further details on this parameter and the methodology can be found in the document ‘Energy efficiency of Philips products’ at www.philips.com/sustainability.

Closing the material loop

In 2010 we calculated the 2009 baseline for global collection and recycling amounts at around 37,000 tonnes (excluding TV), based on the data retrieved from the WEEE collection schemes and from our own recycling and refurbishment services (mainly Healthcare). The amount of collection and recycling for 2011 (reported in 2012) was calculated at 43,000 tonnes as we noted an increase in recycled Lighting products.

We calculated the amount of recycled materials in our products in 2012 at some 12,000 tonnes (2011: 10,000 tonnes), by focusing on the material streams plastics, aluminum and refurbished products, depending on the relevance in each sector.

Our target is to double the global collection and recycling and the amount of recycled materials in our products by 2015 compared to 2009. Further details on this parameter and the methodology can be found in the document ‘Closing the material loop’ at www.philips.com/sustainability.

Healthcare

Philips Healthcare develops innovative solutions across the continuum of care in partnership with clinicians and customers to improve patient outcomes, provide better value, and expand access to care. While doing so, we take into account all Green Focal Areas and aim to reduce environmental impact over the total lifecycle. Healthcare investments in Green Innovation in 2012 amounted to EUR 136 million with a focus on energy efficiency and dose reduction. Other areas covered include increased levels of recycled content in our products and closing the materials loop, e.g. through upgrading strategies, parts harvesting and refurbishing programs as well as reducing environmentally relevant substances from our products. The investments reflect the increasing interest that we see in societies across the globe for green hospitals and reduced environmental impact of healthcare. Philips Healthcare actively supports a voluntary industry initiative for improving the energy efficiency of imaging equipment. Moreover, solutions are being developed to support hospitals in identifying and realizing energy efficiency opportunities in their operations.

Consumer Lifestyle

Green Innovation at Consumer Lifestyle amounted to EUR 70 million. The sector continued its work on improving the energy efficiency of its products, closing the materials loop (e.g. by using recycled materials in products and packaging) and the voluntarily phase-out of polyvinyl chloride (PVC), brominated flame retardants (BFR) and Bisphenol A (BPA) from food contact products. In particular, the Personal Care business launched many products which are completely PVC/BFR-free. Overall this has resulted in an increase in Green Product sales at the Personal Care, Domestic Appliances, Health & Wellness and Coffee businesses.

Lighting

At Lighting, we strive to make the world healthier and more sustainable through energy-efficient lighting solutions. In 2012 Lighting invested EUR 325 million to

76      Annual Report 2012

5 Group performance 5.3.1 - 5.3.2

develop products and solutions that address environmental and social challenges. Investments are made to advance the LED revolution, which can substantially reduce carbon dioxide emissions (by switching from inefficient to energy-efficient lighting). Furthermore, Lighting has developed solutions for water purification, solar LEDs for rural and urban locations, and LED solutions for agricultural applications supporting biodiversity.

Philips Group Innovation

Philips Group Innovation invested EUR 38 million in Green Innovations, spread over projects focused on global challenges related to water, air, waste, and energy. Group Innovation deployed the EcoVision portfolio mapping tool in which innovation projects are mapped along the environmental and social dimension to further drive sustainable innovation. One example of a Group Innovation project is related to LED light recipes. Population growth and urbanization is putting a lot of pressure on the planet’s ecological system (water, nutrients, fertilizers, herbicides, and pesticides). There is a variety of potential solutions and initiatives ongoing to fundamentally change the way food is produced, transported and monitored. We contributed through, for example, innovations on LED light recipes in greenhouses, city farm initiatives, light recipes to enhance plant resistance to disease, and lighting to increase nutritious value and shelf life in supermarkets.

5.3.2 Green Product sales

In 2012, sales from Green Products increased from EUR 8.8 billion in 2011 to EUR 11.3 billion, or 45% of sales, on track to reach the target of 50% in 2015.

All sectors contributed to the growth in Green Product sales. Healthcare achieved the highest Green Product nominal sales growth (36%), followed by Lighting (26%) and Consumer Lifestyle (20%).

The Philips EcoDesign process aims to create products that have significantly less impact on the environment during their whole lifecycle. Overall, the most significant improvements have been realized in our energy efficiency Green Focal Area, an important objective of our EcoVision program, although there was also growing attention for recyclability and hazardous substances in all sectors in 2012.

Green Product sales per sector

in millions of euros

New Green Products from each sector include the following examples.

Healthcare

During 2012, Healthcare expanded the Green Product portfolio with 16 new products to improve patient outcomes, provide better value, and expand access to care, while reducing environmental impact. All Business Groups in the sector contributed to the increase. Imaging Systems continued to expand the fleet of CT systems with dose reduction and MRI systems with PowerSave, an energy efficient feature. Philips MRI has been recognized by COCIR as the front runner in the industry for energy efficient MRI. In addition, Ultrasound and CT systems with lower weight and energy usage were released. Green Innovations from Patient Care & Clinical Informatics include the HeartStart FR3 Defibrillator which has eliminated a number of environmentally relevant substances and is 25% lighter in weight than its predecessor. At Home Healthcare Solutions, the sleep therapy products REMStar and BIPAP A30 have considerably lower energy use and packaging weight than their predecessor.

Consumer Lifestyle

Consumer Lifestyle has always focused strongly on energy management and the avoidance of substances of concern in products, in addition to their efforts to close the materials loop. The sector continued with the introduction of products free of polyvinyl chloride (PVC) and brominated flame retardants (BFR). In 2012, Consumer Lifestyle introduced the Home Cooker, an appliance that not only provides an extra pair of hands in the kitchen and helps to easily create a homemade meal, but is able to do so while consuming less energy than conventional cooking.

Annual Report 2012      77

5 Group performance 5.3.2 - 5.3.3

Lighting

In 2012 Philips introduced the next generation shop accent lighting, namely CDM Evolution. The Evolution lamp is 10% more-energy efficient than its predecessor (CDM Elite). A Philips MASTERColour Evolution lamp is now on average 30% more energy-efficient than a CDM standard lamp introduced in 1994, and 10-20% more energy-efficient that the average competition. The Evolution lamp is also much longer-lasting. In the past average lifetime was around 12,000 hours. The Evolution range extends lifetime beyond 20,000 hours, almost halving the need for lamp replacement and therefore helping to reduce waste levels.

5.3.3 Green Operations

The Green Operations program focuses on the main contributors to climate change, recycling of waste, reduction of water consumption and reduction of emissions of restricted and hazardous substances.

Full details, can be found in chapter 14, Sustainability statements, of this report.

Carbon footprint and energy efficiency

In 2012, we achieved our EcoVision4 carbon reduction target as our operational CO2 emissions decreased 25% compared to 2007, the baseline year. We were able to achieve this significant reduction for a number of reasons, including our ongoing energy efficiency improvement program, Green logistics, our changing industrial footprint, and the increase in purchased electricity from renewable sources. These were, however, partly offset by increased CO2 emissions from manufacturing (+1% compared to 2011), due to a significant increase in reporting sites (acquisitions).

In 2012, CO2 emissions from non-industrial sites decreased 9%, partly because of our continued focus on the most efficient use of facility space, for instance with our Work Place Innovation program (which enables flex-working), but also due to the increased share of purchased electricity from renewable sources.

Due to a stringent travel policy, total emissions from business travel decreased 15% in 2012. We continue to promote video conferencing as an alternative to travel; as a result air travel is down 24%, saving a total of 38 kilotonnes CO2 emissions. In 2012, logistics CO2 emissions decreased 17%, because of the exclusion of the logistic movements related to the TV business, our continued focus on efficient container utilization, reduced mileage in road freight, and the shift from air to sea freight, which is cleaner and more cost-effective.

Our operational energy efficiency improved 7%, from 1.24 terajoules per million euro sales in 2011 to 1.15 terajoules per million euro sales in 2012 as a result of a lower carbon footprint and higher sales.

Operational carbon footprint

in kilotonnes CO2-equivalent

Ratios relating to carbon emissions and energy use

	2008	2009	2010	2011	2012
Operational CO2 emissions in kilotonnes CO2-equivalent	2,111	1,930	1,845	1,771	1,614
Operational CO2 efficiency in tonnes CO2-equivalent per million euro sales	80	83	73	70	65
Operational energy use in terajoules	33,831	31,145	32,766	31,402	28,405
Operational energy efficiency in terajoules per million euro sales	1.28	1.34	1.29	1.24	1.15

Operational carbon footprint by Greenhouse Gas Protocol scopes in kilotonnes CO2-equivalent

	2008	2009	2010	2011	2012
Scope 1	467	447	441	431	443
Scope 2	673	636	485	427	409
Scope 3	971	847	919	913	762

Philips Group	2,111	1,930	1,845	1,771	1,614

Water

Total water intake in 2012 was 4.9 million m3, about 12% higher than in 2011. This increase was mainly due to new acquisitions that started to report in 2012, which accounted for 11% of group water consumption in 2012 as well as increased water use at Lighting Lumileds sites. At Consumer Lifestyle the total water consumption went down by 10%, partially due to the divestment of Television activities.

78      Annual Report 2012

5 Group performance 5.3.3 - 5.3.3

Lighting represents around 85% of total water usage. In this sector, water is used in manufacturing as well as for domestic purpose. The other sectors use water mainly for domestic purposes.

Water intake

in thousands m3

	2008	2009	2010	2011	2012
Healthcare	370	363	256	308	421
Consumer Lifestyle	452	315	351	338	303
Lighting	3,168	3,531	3,604	3,682	4,133
Innovation, Group & Services	6	7	7	—	—

Philips Group	3,996	4,216	4,218	4,328	4,857

In 2012, 80% of water was purchased and 20% was extracted from groundwater wells.

Waste

Total waste decreased 7% to 88 kilotonnes in 2012 from 94 kilotonnes in 2011. Lighting (74%) and Consumer Lifestyle (14%) account for 88% of our total waste. The reduction was due to the divestment of the Televsion activities and organizational changes in all sectors.

Total waste

in kilotonnes

	2008	2009	2010	2011	2012
Healthcare	8.2	8.2	11.2	9.3	10.4
Consumer Lifestyle	28.0	20.1	23.2	19.6	12.7
Lighting	77.3	69.3	70.1	65.1	64.5
Innovation, Group & Services	0.1	0.1	0.1	—	—

Philips Group	113.6	97.7	104.6	94.0	87.6

Total waste consists of waste that is delivered for landfill, incineration or recycling. Materials delivered for recycling via an external contractor comprised 68 kilotonnes, which equated to 77% of total waste as improved recycling rates at our established sites were off-set by lower recycling rates at our new acquisitions. Of the remaining waste, 18% comprised non-hazardous waste and 5% hazardous waste.

Industrial waste delivered for recycling

in %

Emissions

Emissions of restricted substances totaled 55 kilos in 2012, a decrease of 50% compared to 2011, due to a 100% reduction in use of benzene because of the realized phase-out at Lighting. The level of emissions of hazardous substances increased by 7% from 65,477 to 70,093 kilos, mainly as a result of an increase in total Styrene emissions at Lighting, because of an acquired site that was reporting for the first time in 2012.

Restricted and hazardous substances

in kilos

	2008	2009	2010	2011	2012
Restricted substances	425	272	188	111	55
Hazardous substances	46,220	32,869	61,795	65,477	70,093

For more details on restricted and hazardous substances, please refer to section 14.3, Green Operations, of this report.

Annual Report 2012      79

5 Group performance 5.4 - 5.4

5.4 Proposed distribution to shareholders

Pursuant to article 34 of the articles of association of Royal Philips Electronics, a dividend will first be declared on preference shares out of net income. The remainder of the net income, after reservations made with the approval of the Supervisory Board, shall be available for distribution to holders of common shares subject to shareholder approval after year-end. As of December 31, 2012, the issued share capital consists only of common shares; no preference shares have been issued. Article 33 of the articles of association of Royal Philips Electronics gives the Board of Management the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board.

A proposal will be submitted to the 2013 Annual General Meeting of Shareholders to declare a dividend of EUR 0.75 per common share (up to EUR 685 million), in cash or in shares at the option of the shareholder, against the net income for 2012 and the reserve retained earnings of the Company.

Shareholders will be given the opportunity to make their choice between cash and shares between May 10, 2013 and May 31, 2013. If no choice is made during this election period the dividend will be paid in shares. On May 31, 2013 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume weighted average price of all traded common shares Koninklijke Philips Electronics N.V. at Euronext Amsterdam on 29, 30 and 31 May 2013. The Company will calculate the number of share dividend rights entitled to one new common share, such that the gross dividend in shares will be approximately 1.5% higher than the gross dividend in cash. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 5, 2013. The distribution of dividend in cash to holders of New York registry shares will be made in USD at the USD/EUR rate fixed by the European Central Bank on June 3, 2013.

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

In 2012, a dividend of EUR 0.75 per common share was paid in cash or shares, at the option of the shareholder. Approximately 62.4% elected for a share dividend resulting in the issue of 30,522,107 new common shares, leading to a 3.4% percent dilution. EUR 255 million was paid in cash.

The balance sheet presented in this report, as part of the Company financial statements for the period ended December 31, 2012, is before appropriation of the result for the financial year 2012.

80      Annual Report 2012

5 Group performance 5.5 - 5.6

5.5 Outlook

By executing on our Accelerate! program, we will continue to relentlessly drive operational excellence and invest in innovation and sales development to deliver profitability and growth.

The challenging economic environment in 2012, notably in Europe and United States, has impacted our order book, and hence we expect our sales in 2013 to start slow and pick up in the second half of the year. We will continue to be prudent in our allocation of capital, and we will complete our share buy-back program in the course of 2013. We remain confident in our ability to further improve our operational and financial performance, enabling us to achieve our Accelerate! mid-term 2013 financial targets.

5.6 Critical accounting policies

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

Accounting for pensions and other postretirement benefits

Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee’s approximate service period, based on the terms of the plans and the investment and funding decisions made. The accounting requires management to make assumptions regarding variables such as discount rate, rate of compensation increase, mortality rate, return on assets, and future healthcare costs. Pension assumptions are set centrally by management in consultation with its local, regional or country management and locally appointed actuaries at least once a year. For the Company’s major plans, a full discount rate curve of high quality corporate bonds (Towers Watson RATE:Link) is used to determine the defined benefit obligation whereas for other plans a single point discount rate is used based on the plan’s maturity. Plans in countries without a deep corporate bond market, use a discount rate based on the local sovereign curve and the plan’s maturity. Relevant data regarding various local swap curves, sovereign bond curves and/or corporate AA bonds are set by local actuaries. Changes in the key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred.

Annual Report 2012      81

5 Group performance 5.6 - 5.6

For a discussion of the current funded status, a sensitivity analysis with respect to pension plan assumptions, a summary of the changes in the accumulated postretirement benefit obligations and a reconciliation of the obligations to the amounts recognized in the consolidated balance sheet, please refer to note 29, Pensions and other postretirement benefits.

Accounting for income taxes

As part of the process of preparing consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it conducts business. This process involves estimating actual current tax expense and temporary differences between tax and financial reporting. Temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The Company regularly reviews the deferred tax assets for recoverability and will only recognize these if it is believed that sufficient future taxable profit is available, including income from forecasted operating earnings, the reversal of existing taxable temporary differences and established tax planning relating to the same taxation authority and the same taxable entity. For a discussion of the fiscal uncertainties, please refer to the information under the heading “Tax risks” in note 3, Income taxes.

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

82      Annual Report 2012

5 Group performance 5.6 - 5.6

Provision for bad debts

The risk of uncollectability of accounts receivable is primarily estimated based on prior experience with, and the past due status of, doubtful debtors, while large accounts are assessed individually based on factors that include ability to pay, bankruptcy and payment history. In addition, debtors in certain countries are subject to a higher collectability risk, which is taken into account when assessing the risk of uncollectability. Should the outcome differ from the assumptions and estimates, revisions to the estimated valuation allowances would be required.

Impairment of non-financial assets

Goodwill is not amortized, but tested for impairment annually and whenever impairment indicators require so. The Company reviews non-financial assets, other than goodwill for impairment, when events or circumstances indicate that carrying amounts may not be recoverable.

In determining impairments of non-current assets like intangible assets, property, plant and equipment, investments in associates and goodwill, management must make significant judgments and estimates to determine whether the recoverable amount is lower than the carrying value. Changes in assumptions and estimates included within the impairment reviews and tests could result in significantly different results than those recorded in the consolidated financial statements.

The recoverable amount is the higher of the asset’s value in use and its fair value less costs to sell, the determination of which involves significant judgment and estimates from management.

Goodwill is allocated to the cash generating units. The basis of the recoverable amount used in the annual impairment test (performed in Q2) and trigger-based impairment tests is generally the value in use. Key assumptions used in the impairment tests were sales growth rates, income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts that cover an initial period from 2012 to 2016 that matches the period used for our strategic review. Projections were extrapolated with stable or declining growth rates for a period of five years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long term average growth rate.

The sales growth rates and margins used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. Income from operations in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies. Please refer to note 9, Goodwill.

New Accounting Standards

For a description of the new pronouncements, please refer to the information under the heading “IFRS accounting standard adopted as from 2013 and onwards” in section 12.10, Significant accounting policies, of this report.

Off-balance sheet arrangements

Please refer to the information under the heading “Guarantees” in sub-section 5.1.23, Cash obligations, of this report and in note 25, Contingent liabilities.

Annual Report 2012      83

6 Sector performance 6 - 6

6 Sector performance

Innovation, Group & Services

Group Innovation • Group & Regional Overheads • Pensions • Global Service Units • New Venture Integration • Design

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

The Innovation, Group & Services sector provides the operating sectors with support through shared service centers. Furthermore, country management organization supports the creation of value, connecting Philips with key stakeholders, especially our employees, customers, government and society. The sector also includes pensions.

Members of the Board of Management and certain key

officers together form the Executive Committee

Also included under Innovation, Group & Services are the activities through which Philips invests in projects that are currently not part of the operating sectors, but which could lead to additional organic growth or create value through future spin-offs.

At the end of 2012, Philips had 120 production sites in 29 countries, sales and service outlets in approximately 100 countries, and 118,087 employees.

84      Annual Report 2012

6 Sector performance 6 - 6

Sales, IFO and Adjusted IFO 2012

in millions of euros unless otherwise stated

	sales	IFO	%	Adjusted IFO1)%
Healthcare	9,983	1,122	11.2	1,322	13.2
Consumer Lifestyle	5,953	593	10.0	663	11.1
Lighting	8,442	(6)	(0.1)	188	2.2
Innovation, Group & Services	410	(679)	—	(671)	—

Philips Group	24,788	1,030	4.2	1,502	6.1

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

Annual Report 2012      85

6 Sector performance 6.1 - 6.1.1

6.1 Healthcare

“Health care systems throughout the world are rapidly changing to meet the needs of a changing society. Philips Healthcare is prepared to match the pace of change with innovative solutions that connect and empower patients and their caregivers in new and profound ways. Through the Accelerate! program, Philips Healthcare will speed up innovation, raise customer service and improve value creation.” Deborah DiSanzo, CEO Philips Healthcare

•	The spiraling cost of managing health care for the world’s aging population presents a major challenge to society.

•	The global demand for care delivery is increasing – which in turn places a significant burden on under- resourced health care systems, governments and health care providers around the world.

•	We continued to implement Accelerate! across our global Healthcare business to provide the industry with the most innovative solutions to address these needs.

6.1.1 Health care landscape

In today’s health care environment, there are two powerful dynamics at work, which together are challenging the status quo and driving the need for transformational change.

In developed markets, the increasing cost of treating our aging world population, combined with a rise in chronic disease and a shortage of qualified healthcare workers, presents a major challenge to the delivery of care. Concurrently, the continual need for broader access to care has reached critical levels in growth markets. At

86      Annual Report 2012

6 Sector performance 6.1.1 - 6.1.3

Philips, we see the ability to provide connected solutions across the continuum of care as key to addressing these pressing issues. Technological advancements are changing and will continue to change how patient care is delivered from the hospital to the home and points in between for improved outcomes, better value and greater access to effective diagnosis and treatment.

The global economic slowdown and continuing crisis in the Euro zone had a negative impact on our European business in 2012, particularly in Southern Europe. This situation was balanced in part by continued growth in North America, Japan and in growth geographies.

6.1.2 Creating the future of health care

Our health care innovations and ongoing partnership with customers are helping us lay the groundwork for the transformational change of our global health care system.

We continue to introduce solutions and services that connect and empower patients, their providers and support network for the more efficient and productive delivery of care.

We are also developing new products in growth geographies to make state-of-the-art technology affordable and accessible to these markets while investing in creative solutions specifically designed to make quality care possible for the underserved.

6.1.3 About Philips Healthcare

As a global leader in health care, we are guided by the understanding that there is a patient at the center of everything we do. By pioneering new solutions that improve and expand care around the world, we are dedicated to creating the ideal experience for all patients, young and old.

We harness the power of clinical information by providing clinicians and health care providers with real-time information all in one place – across modalities, time zones and technologies – for more confident decision-making and efficient workflow.

We focus on delivering the most technologically advanced products and solutions, as we help clinicians diagnose, treat and manage many of today’s most prevalent diseases.

We expand access to care by promoting the adoption of new mobile and remote technologies and developing new protocols that can lead to more efficient and productive health care systems.

These commitments are the driving force behind our research and investment in promising new approaches to radiology, cardiology, oncology, decision support, home health, respiratory and other critical areas.

Our Healthcare business is organized around four strategic business groups:

•

Imaging Systems: Integrated clinical solutions that include radiation oncology, clinical applications and platforms, and portfolio management; advanced diagnostic imaging, including computed tomography (CT), magnetic resonance imaging (MRI) and molecular imaging (MI); diagnostic X-ray, including digital X-ray and mammography; interventional X-ray, encompassing cardiology, radiology, surgery and other areas; and ultrasound, a modality with diverse customers and broad clinical presence.

•

Patient Care & Clinical Informatics: Enterprise patient monitoring solutions, from value solutions to sophisticated connected solutions, for real-time clinical information at the patient’s bedside; cardiology informatics and enterprise imaging informatics, including picture archiving and communication systems and other clinical information systems; patient monitoring and clinical informatics; mother and child care, including products and solutions for pregnancy, labor and delivery, newborn and neonatal intensive care and the transition home; and therapeutic care, including cardiac resuscitation, emergency care solutions, therapeutic temperature management, anesthesia care, hospital respiratory systems and ventilation.

•	Home Healthcare Solutions: Sleep management, respiratory care and non-invasive ventilation; medical alert and medication dispensing services for independent living; and remote patient monitoring.

•

Customer Services: Equipment services and support, including service contracts, equipment maintenance, proactive monitoring and multi-vendor services; managed service programs, including equipment financing and asset management; and professional services, including consulting, site planning and project management, education, and design.

Annual Report 2012      87

6 Sector performance 6.1.3 - 6.1.4

Total sales by business 2012

as a %

Philips is one of the world’s leading health care companies (based on sales) along with General Electric and Siemens. The United States, our largest market, represented 41% of our Healthcare business’s global sales in 2012, followed by Japan, China and Germany. Growth geographies accounted for 24% of Healthcare sales. Philips Healthcare employs approximately 37,500 employees worldwide.

Sales at Healthcare are generally higher in the second half of the year largely due to the timing of new product availability and customer spending patterns.

Regulatory requirements

Philips Healthcare is subject to extensive regulation. We are committed to compliance with regulatory product approval and quality system requirements in every market we serve by addressing specific terms and conditions of local and national regulatory authorities, including the US FDA and comparable foreign agencies. Obtaining their approval is costly and time-consuming, but a prerequisite for market introduction.

With regard to sourcing, please refer to section 14.5, Supplier indicators, of this report.

6.1.4 Progress against targets

The Annual Report 2011 set out a number of key targets for Philips Healthcare in 2012 that are steps towards achieving our Accelerate! mid-term 2013 goals. Our progress is outlined below.

Implement Accelerate! transformation

The launch of Accelerating Healthcare in 2012 put us on a fast track to eliminate organizational complexity as a barrier to higher performance. We established Lean operating principles and enhanced the alignment of our product-creation and customer-facing teams to ensure speed of execution while maintaining quality.

This included designing for cost by leveraging value engineering.

We also continued to increase our presence and industrial footprint in growth geographies and to expand our value offering and locally relevant services.

Driving to co-leadership in Imaging Systems

Our Imaging 2.0 initiative continued to deliver share gains, as well as awards for quality, performance and reliability, with over 15 new products and features introduced in 2012. Our innovative integrated clinical solutions include elastography; iterative image reconstruction technique for virtually “noise free” image quality; cardiovascular x-ray system software that allows a significant reduction in X-ray dose while preserving image quality; a software application that converts analog MR images to digitized MR images; and a multi-vendor workstation that integrates image history across modality for easy collaboration among physicians.

We announced new strategic alliances in 2012, including a program with Elekta in Sweden to develop a potential breakthrough in cancer care. We also entered into an exclusive distribution agreement with Corindus Vascular Robotics in the US for one of their state-of-the-art robotic-assisted systems.

Achieving leadership with holistic innovation in Patient Care & Clinical Informatics

A number of important advancements in 2012 helped strengthen our leadership position in clinical decision support and address the specific needs of high-growth geographies, such as Brazil, China and India. These included FDA clearance for two groundbreaking clinical decision support applications for our patient monitors, and innovative solutions for interoperability, defibrillation, clinical informatics, anesthesia care and patient monitoring.

We also collaborated with customers on initiatives with far-reaching implications. With Maxima Medical Center in the Netherlands, we created a new concept in neonatal intensive care called the Woman-Mother-Child Center, where mothers and their newborn babies are kept together for fully integrated treatment and nursing care.

88      Annual Report 2012

6 Sector performance 6.1.4 - 6.1.5

International expansion of the Home Healthcare Solutions business

Our Home Healthcare Solutions business grew at or above market rates in 2012, with strong growth in Japan, Western Europe and other geographies where home health care – as part of chronic disease management – is a fundamental component of the care continuum.

We also continued to lead the way in helping shape selected regional markets in the early stages of home health care development. In these markets, we focused on building awareness of chronic conditions and understanding the value of home health care while making investments in research and clinical education.

Invest for leadership in growth geographies

In 2012 we made a number of strategic investments in growth geographies. These included the opening of research and development centers and manufacturing facilities in China and India to drive local innovation. We also strengthened our presence in the Middle East with strategic alliances in Saudi Arabia and Abu Dhabi.

In addition, we extended our innovative telehealth solution to provide remote critical care in India, and continued to expand our solutions in imaging, patient monitoring and clinical informatics for price-sensitive markets, such as Brazil and China.

Executing operational excellence initiatives to increase margin and time-to-market

Under Accelerate! we made significant progress in the restructuring of our organization to innovate faster and more efficiently.

Deliver on EcoVision sustainability commitments

As part of our EcoDesign process, we consider all Green Focal Areas to help reduce total life cycle impact. In 2012 we introduced 16 Green Products to support energy efficiency, materials reduction and other sustainability goals.

6.1.5 2012 financial performance

Key data
in millions of euros unless otherwise stated
	2010	2011	2012
Sales	8,601	8,852	9,983
Sales growth
% increase, nominal	10	3	13
% increase, comparable1)	4	5	6
Adjusted IFO1)	1,186	1,145	1,322
as a % of sales	13.8	12.9	13.2
IFO	922	93	1,122
as a % of sales	10.7	1.1	11.2
Net operating capital (NOC)1)	8,908	8,418	7,976
Cash flows before financing activities1)	1,141	773	1,394
Employees (FTEs)	36,253	37,955	37,460

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

In 2012, sales amounted to EUR 9,983 million, 13% higher than in 2011 on a nominal basis, driven by higher sales in all businesses. Excluding a 7% favorable impact of currency effects, comparable sales were 6% higher. Solid mid-single-digit comparable sales growth was achieved by all businesses. Green Product sales amounted to EUR 3,610 million, a 36% year-on-year increase.

Geographically, comparable sales in mature geographies were higher than in 2011 in all businesses. The year-on-year sales increase was largely attributable to North America and other mature markets, as sales in Western Europe were in line with the prior year. In growth geographies, we achieved 20% growth, largely driven by strong, double-digit growth in China, Brazil, India and Russia.

Adjusted IFO increased from EUR 1,145 million, or 12.9% of sales, in 2011 to EUR 1,322 million, or 13.2% of sales, in 2012. Adjusted IFO improvements were realized at all businesses, largely as a result of higher sales and cost-saving programs. Restructuring and acquisition-related charges amounted to EUR 134 million, compared with EUR 20 million in 2011.

IFO amounted to EUR 1,122 million, or 11.2% of sales, and included EUR 200 million of charges related to amortization of intangible assets.

Annual Report 2012      89

6 Sector performance 6.1.5 - 6.1.6

Net operating capital in 2012 decreased by EUR 442 million to EUR 8 billion, mainly due to currency effects and an increase in provisions related to restructuring charges. All businesses showed improved efficiency in inventory usage year-over-year.

Cash flows before financing activities increased from an inflow of EUR 773 million in 2011 to an inflow of EUR 1,394 million in 2012, mainly attributable to higher earnings and lower working capital requirements.

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

Cash flows before financing activities decreased from an inflow of EUR 1,141 million in 2010 to an inflow of EUR 773 million in 2011, mainly attributable to lower cash earnings.

6.1.6 2013 priorities

In 2013 Philips Healthcare will continue to progress on the following imperatives designed to accelerate performance and achieve our goals:

•	Complete our Accelerating Healthcare transformation

•	Invest in our growth initiatives to deliver differentiated offerings from the hospital to the home

•	Create momentum behind Customer Services

90      Annual Report 2012

6 Sector performance 6.1.6 - 6.1.6

•	Implement our end-to-end customer relationship management solution across the global Philips Healthcare organization

•	Create a high-performance organization as measured by ongoing employee surveys and business results

•	Institutionalize our end-to-end operating framework to optimize financial returns on our portfolio and improve the customer experience

In addition to these priorities, Philips Healthcare will continue to deliver on EcoVision sustainability commitments.

Annual Report 2012      91

6 Sector performance 6.2 - 6.2

6.2 Consumer Lifestyle

“At Consumer Lifestyle we’re making the world healthier and more sustainable through meaningful innovation. The Accelerate! transformation program is now showing solid results in our sector. By planning, resourcing and managing performance by Business Market Combination (BMC), we are driving greater consumer intimacy, enabling us to launch more locally relevant products. We continue to transform Consumer Lifestyle for profitable growth, reshaping our portfolio towards health and well-being.” Pieter Nota, CEO Philips Consumer Lifestyle

•	New operating model fully in place, moving decisions closer to markets and stimulating entrepreneurship and speed.

•	Granular approach to growth is showing solid results, addressing local consumer needs and leveraging our position in attractive growth geographies.

•	Announced start of Television joint venture named TP Vision, ensuring the future of the Philips brand in Television.

•	January 2013 announcement of agreement to transfer Audio, Video, Multimedia and Accessories businesses to Funai.

92      Annual Report 2012

6 Sector performance 6.2.1 - 6.2.3

6.2.1 Lifestyle retail landscape

Across the world, consumers want to maintain and improve their health and well-being. To achieve this, they seek propositions that help them to look and feel their best and to care for their family and friends: propositions that help them to live well. This is as true of consumers in growth geographies such as China as it is in developed markets such as Western Europe.

In 2012 economic headwinds increased, resulting in pressure on consumer spending in some markets. However, we believe consumers will continue to demand products that enhance their health and well-being, creating resilience in our product categories.

Underlying trends continue to drive growth in our key categories:

•	Consumers have a growing interest in personal health

•	Consumers are increasingly appearance-conscious

•	Consumers want healthy food that is also easy to prepare

•	In a complex market environment, consumers look for responsible brands they can trust

6.2.2 Helping people achieve a healthier and better life

Consumer Lifestyle makes a difference to people’s lives by making it easier for them to achieve a healthier and better lifestyle.

Consumer Lifestyle empowers its business and market organizations to work together in order to address the different and changing needs of consumers and customers across the world.

We are increasing the speed, quality and local relevance of product innovation and expanding our distribution, thereby capturing the increasing spending power of growth geographies.

6.2.3 About Consumer Lifestyle

At Consumer Lifestyle we are delivering on Philips’ vision to make the world healthier and more sustainable through innovation. We have a global footprint, with an established presence in both mature and growth geographies. Our investment in innovation and local business creation enables us to deliver a stream of locally relevant, meaningful innovations. We have a leading global brand, which is highly trusted across the world.

The Philips Consumer Lifestyle sector is organized around its businesses and markets, and is focused on value creation through category development and delivery through operational excellence.

We plan, resource and manage performance by Business Market Combination (BMC). Our operating model stimulates entrepreneurship and speed by ensuring clear accountability and by moving decisions closer to our customers and markets.

In 2012 the sector consisted of the following areas of business:

•	Health & Wellness: mother and childcare, oral healthcare

•	Personal Care: male grooming, skincare, beauty

•	Domestic Appliances: coffee, floor care, garment care, kitchen appliances, water & air, beverage appliances

•	Lifestyle Entertainment: audio and video entertainment; communications, headphones and accessories

Total sales by business 2012

as a %

We offer a broad range of products from high to low price/value quartiles, necessitating a diverse distribution model. We continue to expand our portfolio to increase its accessibility, particularly for lower-tier cities in growth geographies. We have implemented innovative approaches in online and social media to build our brand and drive sales.

Under normal economic conditions, the Consumer Lifestyle sector experiences seasonality, with higher sales in the fourth quarter resulting from the holiday sales.

Consumer Lifestyle employs approximately 18,900 people worldwide. Our global sales and service organization covers more than 50 developed and growth geographies. In addition, we operate manufacturing and

Annual Report 2012      93

6 Sector performance 6.2.3 - 6.2.4

business creation organizations in Austria, Brazil, China, India, Indonesia, Italy, Netherlands, Romania, the UK and the US.

Regulatory requirements

Consumer Lifestyle is subject to significant regulatory requirements in the markets where it operates. This includes the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS) and Energy-use of Products (EuP) requirements. Consumer Lifestyle has a growing portfolio of medically regulated products in its Health & Wellness and Personal Care businesses. For these products we strive to meet the requirements of the US FDA, the European Medical Device Directive, the SFDA in China and the regulations stipulated by Health Authorities in India. Through our growing skincare product portfolio the range of applicable regulations has been extended to include requirements relating to cosmetics and, on a very small scale, pharmaceuticals.

With regard to sourcing, please refer to section 14.5, Supplier indicators, of this report.

6.2.4 Progress against targets

The Annual Report 2011 set out a number of key targets for Philips Consumer Lifestyle in 2012 that are steps towards achieving our Accelerate! mid-term 2013 goals. Our progress is outlined below.

Implement Accelerate! transformation

In Consumer Lifestyle, Accelerate! is showing solid results. Taking a granular approach to growth, we now have 150 BMC plans in place. We have moved from a functional, centrally-led organization to an organization built around businesses and markets. We have clear accountability in our operating model, for both businesses and markets. We have seven end-to-end transformation pilots in place with clear deliverables: reduced time-to-market, reduced inventories and better gross margin management.

Right-size the organization post TV joint venture establishment

We have significantly reduced overhead costs and stranded costs related to the establishment of the TV joint venture with TPV, TP Vision, which was established on April 1, 2012. Key actions taken include streamlining the headcount in the Supply Chain Management, Manufacturing and Support functions, realigning International Key Account Management, rationalizing the central Marketing set-up, reducing logistics and warehousing costs through structural improvements, and reducing the real estate footprint.

Address Lifestyle Entertainment portfolio and execute turn-around plan

We continued to transition the portfolio towards growing categories like docking and connected entertainment, away from rapidly declining categories like MP3, MP4 and DVD players. We reduced the business’s cost base to reflect the lower revenue base. In North America we entered into a distribution agreement with Funai, a longstanding Philips business partner, in 2012. We also divested the Speech Processing business in Lifestyle Entertainment, selling it to Invest AG. In January 2013 we announced an agreement to transfer our Audio, Video, Multimedia and Accessories businesses to Funai.

Continued growth investment in core businesses towards global category leadership

In our key growth businesses of Male Grooming, Oral Healthcare, Kitchen Appliances and Coffee (which includes our Espresso and Beverage Appliance categories), we made significant progress in 2012. In Male Grooming, we have increased our share of the total market (including blade shaving), strengthening our leading position. In Oral Healthcare, we are entering new channels, including pharmacies, with the launch of the Sonicare PowerUp power toothbrush.

In Kitchen Appliances, acquisitions and local product creation have driven a strong increase in new product offerings, with leadership in key markets strengthened through local relevance. In Coffee, a new, long-term agreement with DE Master Blenders has further strengthened the Senseo business.

Regional business creation; leverage fill-in acquisitions in China and India

Leading kitchen appliances companies Preethi and Povos, acquired in 2011 in India and China respectively, continued to show strength. Povos contributed to an incremental 30% growth in China by strengthening our Chinese product offering. Preethi’s leadership in the south of India complements our position across India, where we have over 30% market share in mixer grinders, the largest category. We are also leveraging the Preethi brand to build a portfolio beyond kitchen appliances.

Deliver on EcoVision sustainability commitments

Sustainability continues to play an important role in the product development process at Consumer Lifestyle. In 2012 we made progress in implementing our voluntary commitment to phase out polyvinyl chloride (PVC) and

94      Annual Report 2012

6 Sector performance 6.2.4 - 6.2.5

brominated flame retardants (BFR) from our products, and for the first time all of our espresso coffee machines launched during the year are free of these substances.

We increased the use of recycled materials in our products. For example, the housing base of the Performer range of vacuum cleaners is now made from recycled plastics, resulting in the use of approximately 300 tonnes of recycled plastic by 2013.

6.2.5 2012 financial performance

Key data

in millions of euros unless otherwise stated

	2010	2011	2012
Sales	5,504	5,615	5,953
Sales growth
% increase (decrease), nominal	7	2	6
% increase (decrease), comparable1)	—	1	2
Adjusted IFO1)	487	297	663
as a % of sales	8.8	5.3	11.1
IFO	449	217	593
as a % of sales	8.2	3.9	10.0
Net operating capital (NOC)1)	882	884	1,217
Cash flows before financing activities1)	288	(257)	597
Employees (FTEs)	14,095	18,291	18,911

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

Sales amounted to EUR 5,953 million, a nominal increase of 6% compared to 2011, mainly driven by double-digit growth in our Health & Wellness and Domestic Appliances businesses. This was partly offset by a double-digit decline in Lifestyle Entertainment, where growth was adversely affected by a slowdown in consumer spending, particularly in mature geographies. Excluding a 3% favorable currency impact and a 1% impact from portfolio changes, comparable sales were 2% higher than the previous year.

From a geographical perspective, we recorded 7% comparable sales growth in growth geographies, which was partly offset by a 2% decline in mature geographies, mainly in Western Europe. In growth geographies, the year-on-year sales increase was driven by Russia and China, primarily in our Domestic Appliances and Personal Care businesses. Growth geographies’ share of sector sales increased from 42% in 2011 to 46% in 2012.

Adjusted IFO increased from EUR 297 million, or 5.3% of sales, in 2011 to EUR 663 million, or 11.1% of sales, in 2012. Restructuring and acquisition-related charges amounted to EUR 75 million in 2012, compared to EUR 54 million in 2011. 2012 results included a EUR 160 million one-time gain from the extension of our partnership with Sara Lee, including the transfer of our 50% ownership right to the Senseo trademark. Excluding this one-time gain, the year-on-year Adjusted IFO increase was driven by higher sales across all growth businesses as well as lower net costs formerly reported as part of the Television business. Compared to 2011, Adjusted IFO improvements were seen in all businesses.

IFO amounted to EUR 593 million, or 10.0% of sales, which included EUR 70 million of amortization charges, mainly related to intangible assets in Health & Wellness and Domestic Appliances.

Net operating capital increased from EUR 884 million in 2011 to EUR 1,217 million in 2012, primarily due to a reduction in the accounts payable balance related to the former Television business in Consumer Lifestyle.

Cash flows before financing activities increased from a cash outflow of EUR 257 million in 2011 to a cash inflow of EUR 597 million. The increase was attributable to higher cash earnings, lower cash outflows for acquisitions as well as the transfer of our 50% ownership right to the Senseo trademark to Sara Lee for cash proceeds EUR 170 million.

Sales per geographic cluster

in millions of euros

Sales and net operating capital

in billions of euros

Annual Report 2012      95

6 Sector performance 6.2.5 - 6.2.6

IFO and Adjusted IFO1)

in millions of euros

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

2011 financial performance

2011 proved to be a challenging year for driving sales growth in Consumer Lifestyle. We began the year with sales declines in the first two quarters, though we finished the year with two quarters of positive growth and improved stock levels. For the year, sales increased by EUR 111 million, or 2% nominal growth. Excluding the effect of unfavorable currency and favorable portfolio changes, comparable sales were 1% higher from the previous year.

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

From a geographical perspective, we recorded 10% comparable sales growth in growth geographies, which was partly offset by a 4% decline in mature geographies, mainly in Western Europe. Sales growth in growth geographies was driven by solid growth in Latin America and China, primarily in our Personal Care business. Growth geographies’ share of sector sales increased from 39% in 2010 to 42% in 2011.

Adjusted IFO decreased from EUR 487 million, or 8.8% of sales, in 2010 to EUR 297 million, or 5.3% of sales, in 2011. Restructuring and acquisition-related charges amounted to EUR 54 million in 2011, compared to EUR 31 million in 2010. The year-on-year Adjusted IFO decrease was largely attributable to lower gross margin and higher selling expenses, particularly from increased investment in advertising and promotion. Adjusted IFO was higher than in 2010 at Health & Wellness, but this was more than offset by lower earnings at Lifestyle Entertainment and Licenses.

IFO amounted to EUR 217 million, or 3.9% of sales, which included EUR 80 million of amortization charges, mainly related to intangible fixed assets at Lifestyle Entertainment and Health & Wellness.

Net operating capital increased slightly from EUR 882 million in 2010 to EUR 884 million in 2011, primarily due to higher intangible fixed assets from acquisitions of Povos and Preethi, partially offset by higher provisions for the announced divestment of the discontinued Television business.

Cash flows before financing activities declined from an inflow of EUR 288 million in 2010 to an outflow of EUR 257 million in 2011. The decline was attributable to lower cash earnings and higher cash outflows for acquisitions.

6.2.6 2013 priorities

In 2013 Philips Consumer Lifestyle will continue to progress on the following imperatives designed to accelerate performance and achieve our goals:

•	Drive global scale and category leadership in health and well-being categories with attractive profit pools

•	Further reduce our cost base

•	Improve return on investment in marketing

•	Roll out end-to-end programs that will drive reduced time-to-market, reduced inventories and improved gross margins

In addition to these priorities, Philips Consumer Lifestyle will continue to deliver on EcoVision sustainability commitments.

96      Annual Report 2012

6 Sector performance 6.3 - 6.3

6.3 Lighting

“The market for lighting is sizeable, attractive and growing. In the transition towards energy-efficient and LED-based lighting solutions, we are accelerating our Accelerate! program to excel in customer satisfaction, time-to-market, and end-to-end processes. In 2012 we made a significant step forward on our path to value. Our Accelerate! transformation and the turnaround of two of our business groups helped drive improved profitability. Going forward, Philips Lighting will continue to strengthen its global leadership position through meaningful innovations that enhance people’s lives.” Eric Rondolat, CEO Philips Lighting

•	The lighting industry is undergoing a radical transformation.

•	The lighting market is large and attractive, driven by major trends.

•	Strategy based on four priorities to maximize growth, improve performance and expand leadership.

Annual Report 2012      97

6 Sector performance 6.3.1 - 6.3.3

6.3.1 Lighting business landscape

We are witnessing a number of trends and transitions that will affect the lighting industry in the years to come and change the way people use and experience light.

We serve a large and attractive market that is driven by the need for more light, energy-efficient lighting, and digital lighting. Over half the world’s population currently lives in urban areas: a figure that is expected to rise to over 70% by 2050. That means 3 billion extra city dwellers. These people will all need light. In addition, the world needs more energy-efficient light in the face of rising energy prices and climate change. At the same time, the lighting industry is moving from traditional to digital lighting – lighting solutions enabled by the integration of LED technology, luminaires, lighting controls and software.

Between now and 2015 we expect the value of the global lighting market to grow by 5-7% on a compound annual basis. The majority of the growth will come from LED-based solutions and applications – heading towards a 45% share by 2015 – and from growth geographies.

In 2011 the lighting industry as a whole was recovering from the global economic developments in 2010. In 2012, however, this recovery slowed due to widespread downward pressure on GDP, weaker consumer markets in mature geographies, and continued weakness in the construction market. Growth geographies continue to show healthy growth, albeit somewhat at a slower pace.

6.3.2 Enhancing life with light

We believe that by focusing on what people really need and leveraging our expertise with a broad range of leading partners, we can create and deliver the most innovative and meaningful solutions on the market.

Our lighting solutions are transforming urban environments, helping to create livable cities by enhancing safety, municipal identity and residential well-being. Building owners and retailers are recognizing the benefits of energy-efficient lighting in reducing their operational costs. And schools are learning how lighting can improve education and well-being. At the same time, consumers are increasingly using lighting to create their own ambience at home as an expression of their lifestyle.

We believe that the rise of LED, coupled with our global market leadership, positions us well to continue to deliver on our mission to enhance life with light.

6.3.3 About Philips Lighting

Philips Lighting is a global market leader with recognized expertise in the development, manufacturing and application of innovative lighting solutions. We have pioneered many of the key breakthroughs in lighting over the past 121 years, laying the basis for our current strength and ensuring we are well-placed to be a leader in the digital transformation. We aim to further strengthen our position in the digital market through added investment in LED leadership while at the same time capitalizing on our broad portfolio, distribution and brand in conventional lighting (‘managing the golden tail’ – there is a significant opportunity to grow market share and optimize profits in conventional lamps and drivers by flexibly anticipating the slower or faster phase-out of conventional products).

We address people’s lighting needs across a full range of market segments. Indoors, we offer lighting solutions for homes, shops, offices, schools, hotels, factories and hospitals. Outdoors, we offer solutions for roads (street lighting and car lights) and for public spaces, residential areas and sports arenas. In addition, we address the desire for light-inspired experiences through architectural projects. Finally, we offer specific applications of lighting in specialized areas, such as horticulture and water purification.

Philips Lighting spans the entire lighting value chain – from light sources, luminaires, electronics and controls to full applications and solutions – through the following businesses:

•	Light Sources & Electronics: LED, eco-halogen, (compact) fluorescent, high-intensity discharge and incandescent light sources, plus electronic and electromagnetic gear, modules and drivers

•	Consumer Luminaires: functional, decorative, lifestyle, scene-setting luminaires

•	Professional Lighting Solutions: controls and luminaires for city beautification, road lighting, sports lighting, office lighting, shop/hospitality lighting, industry lighting

•	Automotive Lighting: car headlights, car signaling, interior

•	Lumileds: packaged LEDs.

The Light Sources & Electronics business conducts its sales and marketing activities through the professional, OEM and consumer channels, the latter also being used by our Consumer Luminaires business. Professional Lighting Solutions is organized in a trade business (commodity products) and a project solutions business

98      Annual Report 2012

6 Sector performance 6.3.3 - 6.3.4

(project luminaires, systems and services). Automotive Lighting is organized in two businesses: OEM and After-market.

The conventional lamps industry is highly consolidated, with GE and Siemens/Osram as key competitors. The LED lighting market, on the other hand, features a wide variety of competitors, ranging from start-ups to multinationals. The luminaires industry is fragmented, with our competition varying per region and per market segment.

Under normal economic conditions, Lighting’s sales are generally not materially affected by seasonality.

Philips Lighting has manufacturing facilities in some 25 countries in all regions of the world, and sales organizations in more than 60 countries. Commercial activities in other countries are handled via distributors working with our International Sales organization. Lighting has 50,200 employees worldwide.

Regulatory requirements

Lighting is subject to significant regulatory requirements in the markets where it operates. These include the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), Energy-using Products (EuP) and Energy Performance of Buildings (EPBD) directives.

With regard to sourcing, please refer to section 14.5, Supplier indicators, of this report.

Total sales by business 2012

as a %

6.3.4 Progress against targets

The Annual Report 2011 set out a number of key targets for Philips Lighting in 2012 that are steps towards achieving our Accelerate! mid-term 2013 goals. Our progress is outlined below.

Implement Accelerate! transformation

We are speeding up implementation of the Accelerate! program. We have adapted our processes to improve deliveries in all our geographies. We are taking a granular approach to investment choices through our Business Market Combination (BMC) plans, which are based on local customer insights. We have projects running to increase revenue, expand margins and reduce time-to-market and inventories, and we are aligning our processes in order to better serve our customers. In addition, we are strengthening accountability and simplifying our way of working, leading to cost savings. Driving the whole transformation is the deployment of culture transformation programs across all levels of the organization.

Accelerate transformation to LED, applications and solutions

In 2012 we further strengthened our expertise in LED development and application. Our LED-based sales grew by 41% compared to 2011, representing some 22% of total Lighting sales. Sales growth of LED-based applications was approximately 58%. To strengthen our leadership position, we established a cost-reduction program for LED lamps and expanded our portfolio of LED solutions in professional, automotive and home segments.

We continued to invest in growing our solutions (luminaires, controls, software and services) business, and sales increased by 31% in 2012. We are creating value through seamless integration of controls and management software in our LED-based solutions.

With the journey from initial idea to marketable product taking only nine months, the development of our hue connected lighting system illustrates how our organization has embraced the journey to accelerate. Effective and efficient collaboration across multiple disciplines significantly shortened time-to-market for this ground-breaking solution.

Strengthen performance management and execution

We are stepping up the pace of Accelerate! to prepare our organization to take full advantage of LED-driven future opportunities. We have now connected our business and market teams through our BMC approach to win customers in key markets. Projects are reducing complexity, improving execution along our end-to-end customer value chain, and increasing speed to market – all with the aim of driving market leadership, accelerating growth and boosting profitability.

Annual Report 2012       99

6 Sector performance 6.3.4 - 6.3.5

Address cost base, margin management and working capital

In 2012, as part of our organizational redesign and cost program, we took a fundamental approach to increase the speed and efficiency of our organization. We reduced the number of Business Groups from six to five. Regional layers have been simplified and regional teams no longer sit between markets and businesses. Significant reductions in overhead functions like IT, Human Resource Management and Finance & Accounting have been implemented. Furthermore, we have endeavored to optimize our industrial asset base for maximum efficiency and lowest cost. We have reduced our industrial footprint by 40% compared to 2008, with four sites closed and four divested in 2012.

To protect our margins, we further improved our product mix and implemented selective price increases, mainly in our conventional lamps and luminaires businesses, and also managed cost aggressively. While we continue to invest in innovation and our go-to market capabilities, we will continue to focus on overhead cost reductions and accelerate the rationalization of our industrial footprint.

Our focus on working capital management is clearly paying off. Tight management of the value and quality of inventory led to a year-on-year improvement of 1.9% of sales.

Deliver on turnaround of Lumileds and Consumer Luminaires

Good progress has been made towards turning around our Lumileds and Consumer Luminaires businesses. Both managed to achieve a return to profitability – excluding restructuring and acquisition-related charges – in Q4 2012. At Lumileds, actions have been taken to improve manufacturing yields and innovation effectiveness. Also, the go-to-market and distribution structure has been expanded and strengthened, resulting in incremental top-line growth. At Consumer Luminaires, successful actions have been taken to improve customer intimacy and our go-to-market strategy. In addition, actions have been taken to improve productivity and to improve the end-to-end supply chain costs. In China and India in particular, we have experienced strong growth with continued expansion of branded Philips Lighting stores and shop-in-shops.

Deliver on EcoVision sustainability commitments

In 2012, Philips Lighting invested EUR 325 million in Green Innovation, compared to EUR 291 million in 2011. Major investments have been made in energy-saving technologies such as OLED and lighting controls and in the reduction of regulated substances in our product portfolio.The energy efficiency of our total product portfolio improved from 36 to 38 lm/W, mainly because of the shift to LED lighting. Within the Green Operations 2015 program, we are on track to meet our commitments to reduce Lighting’s environmental footprint. By using renewable energy and implementing energy-saving programs in our major operational sites, we have already reduced our carbon footprint by 23%. Currently 78% of our total waste is re-used as a result of recycling.

6.3.5 2012 financial performance

Key data
in millions of euros unless otherwise stated
	2010	2011	2012
Sales	7,552	7,638	8,442
Sales growth
% increase, nominal	15	1	11
% increase, comparable1)	9	6	4
Adjusted IFO1)	863	445	188
as a % of sales	11.4	5.8	2.2
IFO	689	(362)	(6)
as a % of sales	9.1	(4.7)	(0.1)
Net operating capital (NOC)1)	5,506	4,965	4,635
Cash flows before financing activities1)	590	254	339
Employees (FTEs)	53,888	53,168	50,224

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

Sales amounted to EUR 8,442 million, a nominal increase of 11% compared to 2011, mainly driven by growth at Light Sources & Electronics and Professional Lighting Solutions, but tempered by a sales decline at Lumileds. Excluding a 5% favorable currency impact and a 2% impact from portfolio changes, comparable sales increased by 4%.

The year-on-year sales increase was substantially driven by growth geographies, which grew 7% on a comparable basis. As a proportion of total sales, sales in growth geographies increased slightly to 41% of total Lighting sales, driven by double-digit growth in China and India, compared to 40% in 2011. In mature geographies, sales growth was limited to low single-digits due to lower demand in North America and Western Europe, particularly for Professional Lighting Solutions and Consumer Luminaires.

100      Annual Report 2012

6 Sector performance 6.3.5 - 6.3.5

Sales of LED-based products grew to over 22% of total sales, up from 16% in 2011, driven by Light Sources & Electronics and Professional Lighting Solutions. Sales of energy-efficient Green Products exceeded EUR 5,752 million, or 68% of sector sales.

Adjusted IFO amounted to EUR 188 million, or 2.2% of sales, compared to EUR 445 million, or 5.8% of sales, in 2011. Restructuring and acquisition-related charges amounted to EUR 315 million in 2012, compared to EUR 66 million in 2011. The decrease in Adjusted IFO was mainly attributable to higher restructuring and acquisition-related charges, as well as losses on the sale of industrial assets amounting to EUR 81 million, partly offset by higher sales.

IFO amounted to a loss of EUR 6 million, or negative 0.1% of sales, which included EUR 194 million of amortization charges, mainly related to intangible assets at Professional Lighting Solutions.

Net operating capital decreased by EUR 330 million to EUR 4.6 billion, primarily due to an increase in provisions related to restructuring, lower inventories and currency effects, partly offset by the consolidation of Indal.

Cash flows before financing activities increased from EUR 254 million in 2011 to EUR 339 million, mainly attributable to lower working capital outflows, partly offset by higher outflows for acquisitions.

Sales per geographic cluster

in millions of euros

Sales and net operating capital

in billions of euros

IFO and Adjusted IFO1)

in millions of euros

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

2011 financial performance

Sales amounted to EUR 7,638 million, a nominal increase of 1% compared to 2010, mainly driven by growth in our Professional Lighting Solutions business, Light Sources & Electronics, as well as ongoing growth of our Fluorescent and LED lamps, but tempered by declining sales at Lumileds and Consumer Luminaires. Excluding a 2% unfavorable currency impact and a 3% unfavorable consolidation effect, comparable sales increased by 6%.

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

Our Light Sources & Electronics business grew strongly compared to 2010, buoyed by demand for high-end lamps in retail and growth geographies. Ongoing softness in the residential construction markets – particularly in mature geographies – meant that sales in our Consumer

Annual Report 2012      101

6 Sector performance 6.3.6 - 6.3.6

Luminaires business slightly declined compared to 2010. Sales of LED-based products grew to over 16% of total sales, up from 13% in 2010, driven by Light Sources & Electronics and Professional Lighting Solutions. Sales of energy-efficient Green Products exceeded EUR 4,571 million, or 60% of sector sales.

Adjusted IFO amounted to EUR 445 million, or 5.8% of sales, compared to EUR 863 million, or 11.4% of sales, in 2010 . Restructuring and acquisition-related charges amounted to EUR 66 million in 2011, compared to EUR 97 million in 2010. The Adjusted IFO decrease of EUR 418 million was mainly attributable to lower gross margin, due to raw material increases and higher investments in selling as well as research and development to drive growth.

IFO amounted to a loss of EUR 362 million, or 4.7% of sales, which included EUR 128 million related to the impairment of customer relationships and brand names resulting from the turnaround plan within Consumer Luminaires, and EUR 531 million of goodwill impairment losses related to revised growth and profitability expectations for our Luminaires businesses, which were taken in the second quarter of 2011.

Net operating capital declined by EUR 541 million to EUR 5.0 billion, due to decreases in intangible fixed assets from goodwill and other amortization, partially offset by currency translation.

Cash flows before financing activities declined from EUR 590 million in 2010 to EUR 254 million, reflecting lower cash earnings and additional growth-focused investments in capital expenditures.

Under normal economic conditions, the Lighting business sales are generally not materially affected by seasonality.

6.3.6 2013 priorities

In 2013 Philips Lighting will continue to progress on the following imperatives designed to accelerate performance and achieve our goals:

•	Lead the technological revolution in Lighting, be the thought-leader in LED, and win the ‘golden tail’ in conventional lighting

•	Win in the professional market, developing and growing profitable solutions and services

•	Win in consumer markets and develop new ways to go to market

•	Use Accelerate! as our transformation and performance improvement platform throughout the whole organization

In addition to these priorities, Philips Lighting will continue to deliver on EcoVision sustainability commitments.

102      Annual Report 2012

6 Sector performance 6.4 - 6.4

6.4 Innovation, Group & Services

“Innovation is absolutely core to what Philips is, and the way it ensures competitive edge and long-term value creation. We’re all about creating value through innovation more quickly, and making sure we earn that return on investment. In 2012 we continued optimizing our innovation portfolio and improved execution. At the same time, we are placing increasing emphasis on initiatives designed to leverage our intellectual property leadership.” Jim Andrew, Chief Innovation & Strategy Officer

Introduction

Innovation, Group & Services comprises the activities of the Group headquarters, including Philips’ global management and sustainability programs, country and regional management costs, and costs of pension and other postretirement benefit plans, as well as Group Innovation and New Venture Integration. Additionally, the global shared business services for purchasing, finance, human resources, IT, real estate and supply are reported in this sector.

Innovation, Group & Services plays an important role in the Accelerate! program, notably by helping to improve the end-to-end value chain. The end-to-end approach consists of three core processes: Idea to Market, Market to Order, and Order to Cash. Innovation, Group & Services supports Idea to Market in five focal areas: Speeding up time to market, Portfolio optimization, Driving breakthrough innovation, Improving innovation competences, and Restoring the image of Philips as an

Annual Report 2012      103

6 Sector performance 6.4 - 6.4.1

innovation leader. Based on deeper customer insights, enhanced capability and competency building, we are driving value more effectively.

6.4.1 Philips Group Innovation

Philips Group Innovation (PGI) feeds the innovation pipeline, enabling its business partners – the three Philips operating sectors – to create new business options through new technologies, venturing and intellectual property development, to improve time-to-market efficiency, and to increase innovation effectiveness via focused research and development activities. In addition, PGI opens up new value spaces beyond current sector scope or focus (Emerging Business Areas, EBAs), manages the EBA-related R&D portfolio, and creates synergy for cross-sector initiatives.

PGI encompasses Philips Research, Philips Intellectual Property & Standards (IP&S), Philips Innovation Services, the Philips Innovation Campus, Philips Design as well as Emerging Business Areas. In total, PGI employs some 4,800 professionals around the globe.

PGI actively participates in ‘Open Innovation’ through relationships with academic and industrial partners, as well as via European and regional projects, in order to improve innovation efficiency and share the related financial exposure. The High Tech Campus in Eindhoven (Netherlands), the Philips Innovation Campus in Bangalore (India), and Research Shanghai (China), are prime examples of environments enabling Open Innovation. In this way, we also seek to ensure proximity of innovation activities to growth geographies.

Philips Research

Philips Research is the main partner of Philips’ operating sectors for technology-enabled innovation. It creates new technologies and the related intellectual property (IP), which enables Philips to grow in businesses and markets. Together with the sectors, Philips Research also co-creates innovations and game-changers to strengthen the core businesses as well as to open up new business in adjacencies beyond the core. Research’s innovation pipeline is aligned with our vision and strategy and inspired by major societal challenges as well as unmet customer needs.

One such challenge is the huge increase in the number of patients living with cancer. In the Netherlands, Philips Research and University Medical Center Utrecht have started a pilot clinical study to evaluate a new personalized treatment for breast cancer based on a technology called MR-guided High Intensity Focused Ultrasound (MR-HIFU). MR-HIFU has emerged as a technology with the potential to non-invasively destroy tumors by heating them up while they are still inside the body. Magnetic Resonance (MR) imaging provides real-time imaging of soft tissue structures so that the HIFU beam can be accurately focused onto the tumor.

Building on its expertise in LED lighting applications, Philips Research has been testing and validating new LED-based retail lighting concepts, designed to enhance the product appearance of fashion merchandise in shops, at multiple customer locations.

On January 1, 2012, the front-end innovation competencies of Lighting and the Healthcare R&D lab in Paris were integrated into Philips Research, thereby strengthening cooperation in the early stages of the innovation chain.

Philips Intellectual Property & Standards

Philips IP&S proactively pursues the creation of new intellectual property in close co-operation with Philips’ operating sectors and Philips Group Innovation. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips’ businesses to support their growth, competitiveness and profitability. Philips’ IP portfolio currently consists of around 59,000 patent rights, 35,000 trademarks, 81,000 design rights and 4,200 domain name registrations. Philips filed approximately 1,500 patents in 2012, with a strong focus on the growth areas in health and well-being. IP&S participates in the setting of standards to create new business opportunities for the Healthcare, Consumer Lifestyle and Lighting sectors. A substantial portion of revenue and costs is allocated to the operating sectors. Philips believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents and licenses.

Philips Innovation Services

Philips Innovation Services supports internal and third-party customers by offering services in concept creation support, product, process and equipment development, prototyping and small-series production, quality and reliability, sustainability, safety and health, and industry consulting.

Innovation Services is playing an increasing role in the operating sectors’ digital transformation, supporting the move into internet and network applications/services.

Philips Innovation Campus

Philips Innovation Campus Bangalore (PIC) hosts activities from all three operating sectors, Philips Research, IP&S and IT. Healthcare is the largest R&D organization at PIC, with activities in Imaging Systems and Patient Care &

104      Annual Report 2012

6 Sector performance 6.4.1 - 6.4.2

Clinical Informatics. While PIC originally started as a software center, it has since developed into a product development center (including mechanical, electronics, and supply chain capabilities). Several Healthcare businesses have also located business organizations focusing on growth geographies at PIC.

New Venture Integration

The New Venture Integration group focuses on the integration of newly acquired companies across all sectors.

Philips Design

Philips Design partners with the Philips businesses, Group Innovation and functions to ensure that our innovations are meaningful and locally relevant, and that the Philips brand experience is preferable and consistent across all its touch-points.

Philips Design is a global function within the company, comprised of a Group Design team that drives the function and develops new competences, and fully integrated sector Design teams ensuring close alignment with the Philips businesses. The organization is made up of designers across various disciplines, as well as psychologists, ergonomists, sociologists and anthropologists – all working together to understand people’s needs and desires and to translate these into relevant solutions and experiences that create value for people and business. Design’s forward-looking exploration projects deliver vital insights for new business development.

Philips Design is widely recognized as a leader in people-centric design. In 2012, it won over 120 key design awards in the areas of product, communication and innovation design.

Philips Healthcare Incubator

The Philips Healthcare Incubator is a dedicated corporate venturing organization within Philips. Its mission is to identify novel business opportunities based on the unmet needs of patients and their care providers, and to transform these into successful business ventures. It focuses on breakaway solutions to these unmet needs in areas that are of strategic interest to Philips. The ultimate goal is to create breakthrough businesses for Philips in health care.

6.4.2 2012 financial performance

Key data
in millions of euros unless otherwise stated
	2010	2011	2012
Sales	630	474	410
Sales growth
% increase (decrease), nominal	14	(25)	(14)
% increase (decrease), comparable1)	14	(11)	(7)
Adjusted IFO of:
Group Innovation	(84)	(51)	(122)
IP Royalties	258	198	179
Group and Regional costs	(142)	(134)	(154)
Accelerate! investment	—	(28)	(128)
Pensions	100	(23)	48
Service Units and other	(112)	(169)	(494)

Adjusted IFO1)	20	(207)	(671)
IFO	14	(217)	(679)
Net operating capital (NOC)1)	(3,399)	(3,895)	(4,521)
Cash flows before financing activities1)	(542)	(1,295)	(1,044)
Employees (FTEs)	11,929	12,474	11,492

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

In 2012, sales amounted to EUR 410 million, EUR 64 million lower than in 2011, attributable to the divestment of Assembléon in 2011 as well as lower royalty income.

Adjusted IFO in 2012 amounted to a loss of EUR 671 million, compared to a loss of EUR 207 million in 2011. The year-on-year decrease in Adjusted IFO was largely attributable to a EUR 313 million fine issued by the European Commission in relation to the alleged violation of competition rules in the Cathode-Ray Tube (CRT) industry and provisions related to various legal matters totaling EUR 132 million. Restructuring and acquisition-related charges amounted to EUR 56 million in 2012, compared to EUR 23 million in 2011.

Adjusted IFO at Group Innovation was EUR 71 million lower than in 2011, attributable to new innovation and design initiatives, as well as higher investments in new value spaces.

Group & Regional Overhead costs were EUR 20 million higher than in 2011, mainly due to increased costs related to strengthening the market access and growth initiatives.

Accelerate! investments amounted to EUR 128 million in 2012, and include investments in IT infrastructure, internal departments and external consultancy dedicated to the Accelerate! program.

Annual Report 2012      105

6 Sector performance 6.4.2 - 6.4.2

Adjusted IFO at Pensions was EUR 71 million higher than in 2011, mainly due to the effect of lower interest rates. In 2011, Adjusted IFO was positively impacted by a EUR 21 million gain due to a plan change in one of our major plans, while 2012 was positively impacted by a EUR 25 million gain from a change in a medical retiree plan.

Adjusted IFO at Service Units and Other decreased from a loss of EUR 169 million in 2011 to a loss of EUR 494 million. The decrease was largely attributable to the CRT fine of EUR 313 million and provisions related to various legal matters totaling EUR 132 million, partly offset by a gain on the sale of High Tech Campus of EUR 37 million and lower stranded costs from the divestment of our Television business.

Net operating capital decreased to negative EUR 4,521 million, primarily related to an increase in payables and provisions due to legal and environmental matters.

Cash flows before financing activities improved from an outflow of EUR 1,295 million in 2011 to an outflow of EUR 1,044 million, mainly attributable to higher cash inflows from the sale of fixed assets.

2011 financial performance

In 2011, sales were EUR 156 million lower than in 2010, mainly due to the divestment of Assembléon in the first quarter of 2011 as well as lower royalty income.

Adjusted IFO in 2011 amounted to a loss of EUR 207 million, compared to a gain of EUR 20 million in 2010. The year-on-year decrease in Adjusted IFO was mainly attributable to lower royalty income, one-time pension items and investments related to the Accelerate! program.

Adjusted IFO at Group Innovation was EUR 33 million higher than in 2010, attributable to one-time gains from sales in research and a continuous focus on cost efficiency.

Adjusted IFO at IP Royalties was EUR 60 million lower than in 2010, attributable to the impact of one-time settlements on Optical licensing in the first quarter of 2010.

Group & Regional costs were EUR 8 million lower than in 2010, mainly attributable to cost-saving programs.

Accelerate! investments amounted to EUR 28 million in 2011, and include investments in IT infrastructure, internal departments and external consultancy dedicated to the Accelerate! program, our multi-year change and performance initiative.

Adjusted IFO at Pensions was EUR 123 million lower than in 2010, in part due to that year’s EUR 119 million curtailment gain, partly offset by a EUR 21 million gain in 2011, due to a plan change in one of our major plans.

Adjusted IFO at Service Units and other decreased from a loss of EUR 112 million in 2010 to a loss of EUR 169 million. The decrease was largely attributable to legal and environmental provisions related to discount rate changes.

Net operating capital declined to negative EUR 3.895 billion, attributable to increased pension liabilities, mark-to-market changes in the group’s financial hedging instruments, and sales of tangible fixed assets.

Cash flows before financing activities decreased from an outflow of EUR 542 million in 2010 to an outflow of EUR 1,295 million, mainly attributable to higher cash outflows for taxes and pensions, as well as decreased cash inflows from sales of investments.

106      Annual Report 2012

7 Risk management 7 - 7.1

7 Risk management

7.1 Our approach to risk management and business control

The following section presents an overview of Philips’ approach to risk management and business controls and a description of the nature and the extent of its exposure to risks. Philips’ risk management focuses on the following risk categories: Strategic, Operational, Compliance and Financial risks. These categories are further described in section 7.2, Risk categories and factors, of this report. The risk overview highlights the main risks known to Philips, which could hinder it in achieving its strategic and financial business objectives. The risk overview may, however, not include all the risks that may ultimately affect Philips. Some risks not yet known to Philips, or currently believed not to be material, could ultimately have a major impact on Philips’ businesses, objectives, revenues, income, assets, liquidity or capital resources.

All oral and written forward-looking statements made on or after the date of this Annual Report and attributable to Philips are expressly qualified in their entirety by the factors described in the cautionary statement included in Forward-looking statements, of this report and the overview of risk factors described in section 7.2, Risk categories and factors, of this report.

Our business, financial condition and results of operations could suffer material adverse effects due to certain risks. We have described below the main risks known to Philips and summarized them in four categories: Strategic risks, Operational risks, Compliance risks, and Financial risks.

Risk management forms an integral part of the business planning and review cycle. The company’s risk and control policy is designed to provide reasonable assurance that objectives are met by integrating management control into the daily operations, by ensuring compliance with legal requirements and by safeguarding the integrity of the company’s financial reporting and its related disclosures. It makes management responsible for identifying the critical business risks and for the implementation of fit-for-purpose risk responses. Philips’ risk management approach is embedded in the areas of corporate governance, Philips Business Control Framework and Philips General Business Principles.

Corporate governance

Corporate governance is the system by which a company is directed and controlled. Philips believes that good corporate governance is a critical factor in achieving business success. Good corporate governance derives from, amongst other things, solid internal controls and high ethical standards.

The quality of Philips’ systems of business controls and the findings of internal and external audits are reported to and discussed by the Audit Committee of the Supervisory Board. Internal auditors monitor the quality of the business controls through risk-based operational audits, inspections of financial reporting controls and compliance audits. Audit committees at corporate level (Group, Finance, Innovation and IT), at Global Market level and at Sector level (Healthcare, Lighting, Consumer Lifestyle, Innovation, Group & Services) meet quarterly to address weaknesses in the business controls infrastructure as reported by internal and external auditors or revealed by self-assessment of management, and to take corrective action where necessary. These audit committees are also involved in determining the desired company-wide internal audit planning as approved by the Audit Committee of the Supervisory Board. An in-depth description of Philips’ corporate governance structure can be found in chapter 11, Corporate governance, of this report.

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

Annual Report 2012      107

7 Risk management 7.1 - 7.1

As part of the BCF, Philips has implemented a global standard for internal control over financial reporting (ICS). The ICS, together with Philips’ established accounting procedures, is designed to provide reasonable assurance that assets are safeguarded, that the books and records properly reflect transactions necessary to permit preparation of financial statements, that policies and procedures are carried out by qualified personnel and that published financial statements are properly prepared and do not contain any material misstatements. ICS has been deployed in all main reporting units, where business process owners perform an extensive number of controls, document the results each quarter, and take corrective action where necessary. ICS supports sector and functional management in a quarterly cycle of assessment and monitoring of its control environment. The findings of management’s evaluation are reported to the Executive Committee and the Supervisory Board quarterly.

As part of the Annual Report process, management’s accountability for business controls is enforced through the formal issuance of a Statement on Business Controls and a Letter of Representation by sector and functional management to the Executive Committee. Any deficiencies noted in the design and operating effectiveness of controls over financial reporting which were not completely remediated are evaluated at year-end by the Executive Committee. The Executive Committee’s report, including its conclusions regarding the effectiveness of internal control over financial reporting, can be found in section 12.1, Management’s report on internal control, of this report.

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

The GBP are available in most of the local languages and are an integral part of the labor contracts in virtually all countries where Philips has business activities. Responsibility for compliance with the principles rests primarily with the management of each business. Every country organization and each main production site has a compliance officer. All compliance officers operate under the supervision of the GBP Review Committee. Confirmation of compliance with the GBP is an integral part of the annual Statement on Business Controls that has to be issued by the management of each business unit.

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

Both the Finance and Supply Management Code of Ethics are signed on an annual basis by the relevant employees, to confirm their awareness of and compliance with, the respective codes.

In 2012 a global internal communications program was launched in support of the roll out of the updated version of the GBP Directives and the Philips Whistleblower Policy, reflecting the effect of recent developments in the area of business ethics (UK Bribery Act, Dodd-Frank Act, UN Guiding Principles on Human Rights). This communication program, addressing the 5,000 highest-ranking employees, was developed to support local management in their communications about the updated GBP Directives, thereby ensuring a consistent “tone at the top”. Moreover, GBP dilemma training was provided for Philips Executives, while the 5,000 highest-ranking employees were enrolled on a dedicated GBP e-training course. The GBP dilemma training tool has been made available to all GBP Compliance Officers in support of local training activities.

The GBP self-assessment process is fully embedded in an automated workflow application (ICS) supporting Sector, Market and functional management in monitoring internal controls. Management of reporting entities are required to answer these questions before year-end and report their findings. Embedding GBP self-assessments in ICS seeks to ensure that GBP compliance is now part of Sector, Market and functional management’s quarterly ICS/SOx (Sarbanes-Oxley) monitoring process, and that

108      Annual Report 2012

7 Risk management 7.1 - 7.1

GBP non-compliance issues, if significant, are reported to the Board of Management/Executive Committee via the Quarterly Certification Statement process.

In the course of 2012 significant progress was made with the roll-out of dedicated anti-corruption programs targeted at our dealers, agents and distributors:

•

Implementation of a harmonized Due Diligence Process (DDP) across Sectors and Markets, supported by a dedicated global DDP program office, with specific focus on selected geographies such as Latin America, Eastern Europe, Asia and China

•	Ongoing alignment between Sectors on DDP execution through a One Philips contract management system

•	Continuous training to promote an understanding – among all relevant stakeholders – of the One Philips DDP for selecting distributors and agents

For further details, please refer to the General Business Principles paragraph in chapter 14, Sustainability statements, of this report.

Financial Code of Ethics

The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the CEO (the principal executive officer) and CFO (the principal financial and principal accounting officer), and to the heads of the Corporate Control, Corporate Treasury, Corporate Fiscal and Corporate Internal Audit departments of the Company. The Company has published its Financial Code of Ethics within the investor section of its website located at www.philips.com. No changes have been made to the Code of Ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above in 2012.

Annual Report 2012      109

7 Risk management 7.2 - 7.2

7.2 Risk categories and factors

Taking risks is an inherent part of entrepreneurial behavior. A structured risk management process allows management to take risks in a controlled manner. In order to provide a comprehensive view of Philips’ business activities, risks and opportunities are identified in a structured way combining elements of a top-down and bottom-up approach. Risks are reported on a regular basis as part of the ‘Business Performance Management’ process. All relevant risks and opportunities are prioritized in terms of impact and likelihood, considering quantitative and/or qualitative aspects. The bottom-up identification and prioritization process is supported by workshops with the respective management at Sector, Market and Corporate Function level. The top-down element allows potential new risks and opportunities to be discussed at management level and included in the subsequent reporting process, if found to be applicable. Reported risks and opportunities are analyzed for potential cumulative effects and are aggregated at Sector, Market and Corporate level. Philips has a structured risk management process to address different risk categories: Strategic, Operational, Compliance and Financial risks.

Strategic risks and opportunities may affect Philips’ strategic ambitions. Operational risks include adverse unexpected developments resulting from internal processes, people and systems, or from external events that are linked to the actual running of each business (examples are solution and product creation, and supply chain management). Compliance risks cover unanticipated failures to implement, or comply with, appropriate laws, regulations, policies and procedures. Within the area of Financial risks, Philips identifies risks related to Treasury, Accounting and reporting, Pensions and Tax. Philips does not classify these risk categories in order of importance.

Philips describes the risk factors within each risk category in order of Philips’ current view of expected significance, to give stakeholders an insight into which risks and opportunities it considers more prominent than others at present. The risk overview highlights the main risks and opportunities known to Philips, which could hinder it in achieving its strategic and financial business objectives. The risk overview may, however, not include all the risks that may ultimately affect Philips. Describing risk factors in their order of expected significance within each risk category does not mean that a lower listed risk factor may not have a material and adverse impact on Philips’ business, strategic objectives, revenues, income, assets, liquidity, capital resources or achievement of Philips’ Accelerate! mid-term 2013 goals. Furthermore, a risk factor described after other risk factors may ultimately prove to have more significant adverse consequences than those other risk factors. Over time Philips may change its view as to the relative significance of each risk factor.

110      Annual Report 2012

7 Risk management 7.3 - 7.3

7.3 Strategic risks

As Philips’ business is global, its operations are exposed to economic and political developments in countries across the world that could adversely impact its revenues and income.

Philips’ business environment is influenced by conditions in the domestic and global economies. Continued concerns about the macroeconomic environment has shown its impact on global financial markets during 2012. It is clear that the Eurozone crisis and the fiscal problems in the US are still far from being resolved and political stability and international cooperation remain major drivers to make further progress. The current macroeconomic situation and the economic policies in developed economies continue to point towards reduced levels of capital expenditures in general, continued pressure on consumer and business confidence and increasing unemployment in certain countries. Political developments, such as healthcare reforms in various countries (e.g. the US Healthcare Reform) may impose additional uncertainties by redistributing sector spending, changing reimbursement models and fiscal changes.

Numerous other factors, such as the fluctuation of energy and raw material prices, as well as global political conflicts in North Africa, the Middle East and other regions, could continue to impact macroeconomic factors and the international capital and credit markets. Economic and political uncertainty may have a material adverse impact on Philips’ financial condition or results of operations and can also make it more difficult for Philips to budget and forecast accurately. Philips may encounter difficulty in planning and managing operations due to unfavorable political factors, including unexpected legal or regulatory changes such as foreign exchange import or export controls, increased healthcare regulation, nationalization of assets or restrictions on the repatriation of returns from foreign investments and the lack of adequate infrastructure. Given that growth geographies are becoming increasingly important in Philips’ operations, the above-mentioned risks are also expected to grow and could have a material adverse effect on Philips’ financial condition and operating results.

Philips may be unable to adapt swiftly to changes in industry or market circumstances, which could have a material adverse impact on its financial condition and results.

Fundamental shifts in the industry, like the transition from traditional lighting to LED lighting, may drastically change the business environment. If Philips is unable to recognize these changes in good time, is too inflexible to rapidly adjust its business models, or if circumstances arise, such as pricing actions by competitors, then could have a material adverse effect on Philips’ growth ambitions financial condition and operating result.

Philips’ overall performance in the coming years is dependent on realizing its growth ambitions in growth geographies.

Growth geographies are becoming increasingly important in the global market. In addition, Asia is an important production, sourcing and design center for Philips. Philips faces strong competition to attract the best talent in tight labor markets and intense competition from local companies as well as other global players for market share in growth geographies. Philips needs to maintain and grow its position in growth geographies, invest in local talents, understand developments in end-user preferences and localize the portfolio in order to stay competitive. If Philips fails to achieve this, then could have a material adverse effect on growth ambitions financial condition and operating result.

Philips may not control joint ventures or associated companies in which it invests, which could limit the ability of Philips to identify and manage risks.

Philips has invested or will invest in joint ventures or associated companies in which Philips will have a non-controlling interest (e.g. TP Vision). In these cases , Philips has limited influence over, and limited or no control of, the governance, performance and cost of operations of joint ventures or associated companies. Some of these joint ventures or associated companies may represent significant investments. The joint ventures and associated companies that Philips does not control may make business, financial or investment decisions contrary to Philips’ interests or decisions different from those which Philips itself may have made. Additionally, Philips partners or members of a joint venture or associated company may not be able to meet their financial or other obligations, which could expose Philips to additional financial or other obligations, as well as a material adverse affect on the value of its investments in those entities or potentially subject Philips to additional claims.

Acquisitions could expose Philips to integration risks and challenge management in continuing to reduce the complexity of the company.

Philips acquisitions may continue to expose Philips in the future to integration risks in areas such as sales and service force integration, logistics, regulatory compliance, information technology and finance. Integration difficulties and complexity may adversely impact the realization of an increased contribution from acquisitions.

Annual Report 2012      111

7 Risk management 7.3 - 7.4

Philips may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses.

Furthermore, organizational simplification and resulting cost savings may be difficult to achieve. Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill. Write-downs of these assets due to unforeseen business developments may have a material adverse affect on Philips’ earnings, particularly in Healthcare and Lighting which have significant amounts of goodwill (see also note 9, Goodwill).

Philips’ inability to secure and retain intellectual property rights for products, whilst maintaining overall competitiveness, could have a material adverse effect on its results.

Philips is dependent on its ability to obtain and retain licenses and other intellectual property (IP) rights covering its products and its design and manufacturing processes. The IP portfolio is the result of an extensive patenting process that could be influenced by a number of factors, including innovation. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Philips. This is particularly applicable to Consumer Lifestyle where third-party licenses are important and a loss or impairment could have a material adverse impact on Philips’ financial condition and operating results.

7.4 Operational risks

Failure to deliver on the objectives of the transformation programs.

In 2011 Philips has started a very extensive transformation program (Accelerate!) to unlock Philips’ full potential. Accelerate! spans a time period of several years. Failure to achieve the objectives of the transformation programs may have a material adverse effect on the mid and long term financial targets.

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

112      Annual Report 2012

7 Risk management 7.4 - 7.4

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

Philips is engaged in a continuous drive to create a more open, standardized and consequently, more cost-effective IT landscape. This is leading to an approach involving further outsourcing, off-shoring, commoditization and ongoing reduction in the number of IT systems. This could introduce additional risk with regard to the delivery of IT services, the availability of IT systems and the scope and nature of the functionality offered by IT systems. The global increase in security threats and higher levels of professionalism in computer crime have increased the importance of effective IT security measures, including proper identity management processes to protect against unauthorized systems access. Nevertheless, Philips’ systems, networks, products, solutions and services remain potentially vulnerable to attacks, which could potentially lead to the leakage of confidential information, improper use of its systems and networks or defective products, which could in turn materially adversely affect Philips’ financial condition and operating results. In recent years, the risks that we and other companies face from cyber attacks have increased significantly. The objectives of these cyber attacks vary widely and may include, among things, disruption of operations including provision of services to customers or theft of intellectual property or other sensitive information belonging to us or other business partners. Successful cyber attacks may result in substantial costs and other negative consequences, which may include, but are not limited to, lost revenues, reputational damage, remediation costs, and other liabilities to customers and partners. Furthermore, enhanced protection measures can involve significant costs. Although we have experienced cyber attacks but to date have not incurred any significant damage as a result, there can be no assurance that in the future Philips will be as successful in avoiding damages from cyber attacks. Additionally, the integration of new companies and successful outsourcing of business processes are highly dependent on secure and well-controlled IT systems.

Annual Report 2012      113

7 Risk management 7.4 - 7.5

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

114      Annual Report 2012

7 Risk management 7.5 - 7.5

importance, and the dependency on the funding available for healthcare systems. In addition, changes in reimbursement policies may affect spending on healthcare.

Philips is exposed to non-compliance with General Business Principles.

Philips’ attempts to realize its growth targets could expose it to the risk of non-compliance with the Philips General Business Principles, in particular anti-bribery provisions. This risk is heightened in growth geographies as corporate governance systems, including information structures and the monitoring of ethical standards, are less developed in growth geographies compared to mature geographies. Examples include commission payments to third parties, remuneration payments to agents, distributors, commissioners and the like, and the acceptance of gifts, which may be considered in some markets to be normal local business practice. (See also note 25, Contingent liabilities.)

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

Annual Report 2012      115

7 Risk management 7.6 - 7.6

7.6 Financial risks

Philips is exposed to a variety of treasury risks including liquidity risk, currency risk, interest rate risk, commodity price risk, credit risk, country risk and other insurable risk.

Negative developments impacting the global liquidity markets could affect the ability of Philips to raise or refinance debt in the capital markets or could lead to significant increases in the cost of such borrowing in the future. If the markets expect a downgrade or downgrades by the rating agencies or if such a downgrade has actually taken place, it could increase the cost of borrowing, reduce our potential investor base and adversely affect our business.

Philips is exposed to fluctuations in exchange rates, especially between the US dollar and the euro. A high percentage of its business volume is conducted in the US but based on exports from Europe, whilst, a considerable amount of US dollar—denominated imports is also sold in Europe. A weakening of the US dollar versus the euro would have an adverse effect on reported earnings of the company. In addition, Philips is exposed to the fluctuation in exchange rates of other currencies such as the Japanese yen and currencies of growth geographies such as China, India and Brazil.

The credit risk of financial and non-financial counterparties with outstanding payment obligations creates exposures for Philips, particularly in relation to accounts receivable with customers and liquid assets and fair values of derivatives and insurance receivables contracts with financial counterparties. A default by counterparties in such transactions can have a material adverse effect on Philips’ financial condition and operating results.

Philips’ supply chain is exposed to fluctuations in energy and raw material prices. Commodities such as oil are subject to volatile markets and significant price increases from time to time. If Philips is not able to compensate for, or pass on, its increased costs to customers, such price increases could have an adverse impact on its financial condition and operating results.

Philips is exposed to interest rate risk, particularly in relation to its long-term debt position; this risk can take the form of either fair value or cash flow risk. Failure to effectively hedge this risk can impact Philips’ financial condition and operating results.

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

Philips has defined-benefit pension plans in a number of countries. The funded status and the cost of maintaining these plans are influenced by movements in financial market and demographic developments, creating volatility in Philips’ financials.

The majority of employees in Europe and North America are covered by defined-benefit pension plans. The accounting for defined-benefit pension plans requires management to make estimates on discount rates, inflation, longetivity and expected rates of compensation. Changes in these assumptions can have a significant impact on the projected benefit obligations and net periodic pension costs. A negative performance of the financial

116      Annual Report 2012

7 Risk management 7.6 - 7.6

markets could have a material impact on cash funding requirements and net periodic pension costs and also affect the value of certain financial assets and liabilities of the company.

For further details, please see note 29, Pensions and other postretirement benefits.

Philips is exposed to a number of reporting risks.

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

Important critical reporting risk areas identified within Philips following the risk assessment are:

•	complex accounting for sales-related accruals, warranty provisions, tax assets and liabilities, pension benefits, and business combinations

•	complex sales transactions relating to multi-element deliveries (combination of goods and services)

•	valuation procedures with respect to assets (including goodwill and inventories)

•	past experience of control failures relating to segregation of duties

•	significant (contingent) liabilities such as environmental claims and other litigation

•	outsourcing of high volume/homogeneous transactional finance and IT operations to third-party service providers

Annual Report 2012      117

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

Under Dutch Law, the Board of Management is accountable for the actions and decisions of the Executive Committee and has ultimate responsibility for the management and external reporting of Koninklijke Philips Electronics N.V. and is answerable to shareholders at the Annual General Meeting of Shareholders. Pursuant to the two-tier corporate structure, the Board of Management is accountable for its performance to a separate and independent Supervisory Board.

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

Frans van Houten

President/Chief Executive Officer (CEO)

Chairman of the Board of Management since April 2011

Corporate responsibilities: Chairman of the Executive Committee, Internal

Audit, Information Technology, Supply Management, Marketing &

Communication, Accelerate! - Overall transformation, End 2 End

Born 1960, Dutch

Jim Andrew

Executive Vice President & Chief Strategy and Innovation Officer

Corporate responsibilities: Strategy, Innovation, Design, Sustainability

Born 1962, American

Eric Coutinho

Executive Vice President, General Secretary & Chief Legal Officer

Corporate responsibilities: Legal, General Business Principles

Born 1951, Dutch

Deborah DiSanzo

Executive Vice President & Chief Executive Officer of Philips Healthcare

Corporate responsibilities: Sector Healthcare

Born 1960, American

Ronald de Jong

Executive Vice President & Chief Market Leader

Corporate responsibilities: Markets, Areas & Countries (except Greater

China), Accelerate! - Customer Centricity

Born 1967, Dutch

Patrick Kung

Executive Vice President & Chief Executive Officer Philips Greater China

Corporate responsibilities: Philips Greater China

Born 1951, American

Pieter Nota

Executive Vice President & Chief Executive Officer of Philips Consumer Lifestyle

Member of the Board of Management since April 2011

Corporate responsibilities: Sector Consumer Lifestyle, Accelerate! -

Resource to Win

Born 1964, Dutch

Eric Rondolat

Executive Vice President & Chief Executive Officer Philips Lighting

Corporate responsibilities: Sector Lighting

Born 1966, Italian/French

Carole Wainaina

Executive Vice President & Chief HR Officer

Corporate responsibilities: Human Resource Management, Accelerate! -

Culture and change management

Born 1966, Kenyan

Ron Wirahadiraksa

Executive Vice President & Chief Financial Officer (CFO)

Member of the Board of Management since April 2011

Corporate responsibilities: Finance, Mergers & Acquisitions, Accelerate! -

Operating Model

Born 1960, Dutch

118      Annual Report 2012

8 Management 8 - 8

From top to bottom, from left to right: Frans van Houten, Eric Coutinho, Pieter Nota, Deborah DiSanzo, Jim Andrew, Ronald de Jong, Ron Wirahadiraksa, Eric Rondolat, Carole Wainaina, Patrick Kung

Annual Report 2012      119

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

Former Chief Executive and currently Non-Executive Director of Royal Dutch Shell and Chairman of the Supervisory Board of ING Group. Member of the Supervisory Board of Concertgebouw N.V.

Born 1947, Dutch** ***

C.J.A. van Lede

Member of the Supervisory Board since 2003; third term expires in 2015.

Former Chairman of the Board of Management of Akzo Nobel and currently Chairman of the Supervisory Board of Heineken, member of the Boards of AirFrance/KLM, DE Master Blenders, Air Liquide and Senior Advisor JP Morgan Plc.

Born 1942, Dutch*

H. von Prondzynski

Member of the Supervisory Board since 2007; second term expires in 2015

Former member of the Corporate Executive Committee of the F. Hofmann-La Roche Group and former CEO of Roche Diagnostics, currently Chairman of the Supervisory Board of HTL Strefa and Epigenomics AG. Member of the Supervisory Boards of various private and listed companies including Qiagen and Hospira

Born 1949, German*

J. Tai

Chairman of Audit Committee

Member of the Supervisory Board since 2011; first term expires in 2015

Former Vice-Chairman and CEO of DBS Group and DBS Bank Ltd and former managing director at J.P. Morgan &Co. Incorporated. Currently a member of the Board of Directors at NYSE Euronext, The Bank of China Limited, Singapore Airlines and MasterCard incorporated. Also Non-Executive Chairman of privately-held Brookstone, Inc., and director of Vapor Stream

Born 1950, American*

J.J. Schiro

Vice-Chairman and Secretary; Chairman of the Remuneration Committee

Member of the Supervisory Board since 2005; second term expires in 2013

Former CEO of Zurich Financial Services and Chairman of the Group Management Board. Also serves on various boards of private and listed companies including Goldman Sachs as Lead Director and member of the audit committee, PepsiCo as presiding director of the Supervisory Board and Reva Medical as member of the Supervisory Board and audit committee. Senior Advisor CVC Capital Partners Ltd.

Born 1946, American** ***

E. Kist

Member of the Supervisory Board since 2004; third term expires in 2016.

Former Chairman of the Executive Board of ING Group and currently member of the Supervisory Boards of DSM, Moody’s Investor Service and Stage Entertainment

Born 1944, Dutch**

C.A. Poon

Member of the Supervisory Board since 2009; first term expires in 2013

Former Vice-Chairman of Johnson & Johnson’s Board of Directors and Worldwide Chairman of the Pharmaceuticals Group. Currently dean of Ohio State University’s Fisher College of Business and member of the Board of Directors of Prudential and Regeneron

Born 1952, American** ***

N. Dhawan

Member of the Supervisory Board since 2012; first term expires in 2016

Currently Managing Director of Hewlett-Packard India

Born 1959, Indian*

*	member of the Audit Committee

**	member of the Remuneration Committee

***	member of the Corporate Governance and Nomination & Selection Committee

120      Annual Report 2012

9 Supervisory Board 9 - 9

From top to bottom, from left to right: J. van der Veer, H. von Prondzynski, N. Dhawan, E. Kist, J. Tai, C.J.A. van Lede, C.A. Poon, J.J. Schiro

Annual Report 2012       121

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

Activities of the Supervisory Board

In 2012, seven regular meetings were held. Furthermore, the Supervisory board from time to time collectively and individually interacted with management outside the formal Supervisory Board meetings. The attendance percentage of the Supervisory Board meetings including the Supervisory Board committee meetings was in excess of 95%. The Audit Committee met five times. The Corporate Governance and Nomination & Selection Committee had three regular meetings and some ad hoc meetings in connection with the composition of the Supervisory Board. The Remuneration Committee had nine regular meetings and several conference calls in connection with the design of the new Long-Term Incentive Plan.

During 2012 the Supervisory Board devoted considerable time to discuss the Company’s strategy and performance as well as the effects of the macroeconomic outlook on Philips. The Supervisory Board frequently engaged with management on topics such as capital structure, the share buyback program, inventory reduction and gross margin improvement. It furthermore monitored the creation of the TV joint venture as well as discussed the strategic scenarios of the Lifestyle Entertainment business. Additionally, the sustainability program was reviewed.

In respect of the Accelerate! program, the Supervisory Board reviewed and advised on the various initiatives that are part of the transformation such as the transformation of the Finance function, the HR strategy & transformation and the overhaul of the IT infrastructure. Furthermore, the Supervisory Board engaged in dedicated sessions on risk management and reviewed the impact of the European Commission fine for alleged violation of competition rules in the Cathode-Ray Tube industry.

In addition to the regular meetings, in June 2012, the Supervisory Board visited the Philips Healthcare operations in Andover, Massachusetts where they met with Healthcare management, employees and customers. In the same week, the Supervisory Board visited the Philips Lighting operations in Burlington, Massachusetts. In August 2012, the Supervisory Board visited the High Tech Campus in Eindhoven, the Netherlands to review various projects in Philips Research and Philips Design. In October 2012 and December 2012, working visits were made to the headquarters of Philips Lighting and Philips Consumer Lifestyle respectively. During these visits, the Supervisory Board engaged with Sector management and business reviews were conducted in respect of existing and future products and services.

Composition and evaluation of the Supervisory Board

The Supervisory Board currently consists of eight members. The Supervisory Board aims for an appropriate combination of knowledge and experience among its members in relation to the global and multi-product character of Philips’ businesses. Consequently, the Supervisory Board aims for an appropriate level of experience in marketing, technological, manufacturing, financial, economic, social and legal aspects of international business, government and public administration. The full profile is described in the chapter

122      Annual Report 2012

10 Supervisory Board report 10 - 10

Corporate governance. Members are appointed for fixed terms of four years and may be reappointed for two additional four-year terms.

All members of the Supervisory Board completed a questionnaire to verify compliance in 2012 with applicable corporate governance rules and the Rules of Procedure of the Supervisory Board. Each member of the Supervisory Board provided written feedback to the Chairman of the Supervisory Board in respect of the functioning of the Supervisory Board including but not limited to the composition and competence of the Supervisory Board, access to information and education, the frequency and quality of the meetings, quality and timeliness of the meeting materials and the functioning of the Supervisory Board committees. Based on this written feedback, the Chairman of the Supervisory Board discussed the functioning of the Supervisory Board, its committees and its members in private sessions. He shared common themes and conclusions derived from the written feedback and individual discussions in a private session of the Supervisory Board during which meeting the relationship with the Board of Management and Executive Committee was also discussed.

Changes Supervisory Board and committees 2012

•	Mr Thompson has relinquished his position as a member of the Supervisory Board as from the closing of the 2012 General Meeting of Shareholders.

•	Mr Kist has been reappointed as a member of the Supervisory Board.

•	Ms Dhawan has been appointed as a member of the Supervisory Board.

Changes and reappointments Supervisory Board 2013

•	It is proposed to reappoint Ms Poon.*

•	It is proposed to reappoint Mr Schiro.*

•	It is proposed to reappoint Mr Van der Veer.*

*	Subject to approval of reappointment by the General Meeting of Shareholders

Changes Management 2012

•	Mr Rondolat has been appointed as a member of the Executive Committee as from April 2012.

•	Ms DiSanzo has been appointed as a member of the Executive Committee as from May 2012.

Annual Report 2012       123

10 Supervisory Board report 10.1 - 10.1

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

In 2012, the Committee consulted with the President/ CEO and other members of the Board of Management on the appointment or reappointment of candidates to fill current and future vacancies on the Board of Management, Executive Committee and Supervisory Board. Following which it prepared decisions and advised the Supervisory Board on the candidates for appointment.

The Company pursues a policy to appoint a well-balanced mix of women and men to its Board of Management, Executive Committee and Supervisory Board. Moreover, new Dutch legislation, effective per January 1, 2013, requires companies to pursue a policy of having at least 30% of the seats on the board of management and supervisory board held by men and at least 30% of the seats held by women. This rule will cease to have effect on January 1, 2016.

The Supervisory Board believes it is making good progress in implementing this policy as evidenced by recent new appointments to the Executive Committee and Supervisory Board. It, however, notes that various pragmatic reasons – such as the other relevant selection criteria – play a complicating role in fully achieving the set targets at the short term.

The Supervisory Board strives to continue this trend and give appropriate weight to its diversity policy in the nomination and appointment process on future vacancies also at the level of the Board of Management, while taking into account the overall profile and selection criteria for appointments of suitable candidates to the Board of Management, Executive Committee and Supervisory Board.

The Committee devoted specific attention to identifying a suitable candidate matching the profile of the Supervisory Board. Subsequently, the Nomination & Selection Committee reviewed and approved the nomination of Neelam Dhawan as member of the Supervisory Board. The Committee also devoted specific attention to identifying suitable candidates for the position of CEO Lighting and CEO Healthcare.

In addition, the Committee reviewed the succession plans for top 70 positions and emergency candidates for key roles in the company.

The Committee further discussed developments in the area of corporate governance and relevant legislative changes, including the newly adopted Dutch Bill on Management and Supervision effective January 1, 2013 and the Dutch Bill on Corporate Governance which is expected to enter into force on July 1, 2013. It also discussed possible agenda items for the upcoming 2013 General Meeting of Shareholders.

124      Annual Report 2012

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

The performance targets for the members of the Board of Management are determined annually at the beginning of the year. The Supervisory Board determines whether performance conditions have been met and can adjust the pay-out of the annual cash incentive and the long-term incentive grant upward or downward if the predetermined performance criteria were to produce an inappropriate result in extraordinary circumstances. The authority for such adjustments exists on the basis of the ultimum remedium- and claw back clauses (in accordance with best practice provisions II.2.10 and II.2.11 of the Dutch Corporate Governance Code). Further information on the performance targets is given in the chapters on the Annual Incentive and the Long-Term Incentive Plan respectively.

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

F.A. van Houten	March 31, 2015

R.H. Wirahadiraksa	March 31, 2015

P.A.J. Nota	March 31, 2015

1)	Reference date for board membership is December 31, 2012

Notice period

Termination of the contract by a member of the Board of Management is subject to three months’ notice. A notice period of six months will be applicable in the case of termination by the Company.

Severance payment

The severance payment is set at a maximum of one year’s salary.

Share ownership

To further align the interests of the members of the Board of Management and shareholders, restricted share rights granted to members of the Board of Management shall be retained for a period of at least five years or until at least the end of their employment, if this period is shorter.

Annual Report 2012       125

10 Supervisory Board report 10.2.3 -  10.2.7

10.2.3 Scenario analysis

The Remuneration Committee annually conducts scenario analysis. This includes the calculation of remuneration under different scenarios, whereby different Philips performance assumptions and corporate actions are looked at. The Supervisory Board concluded that the current policy has proven to function well in terms of a relationship between the strategic objectives and the chosen performance criteria and believes that the proposed changes to the Long-Term Incentive Plan will further improve this relationship.

10.2.4 Remuneration costs

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

The previously granted stock options and restricted share rights to Mr S.H. Rusckowski have lapsed per April 30, 2012 in accordance with the terms and conditions of the Long-Term Incentive Plan upon termination.

Remuneration Board of Management 20121)

in euros

			Costs in the year2)
	annual		realized	stock	restricted	pension	other
	base salary	base salary	annual incentive	options	share rights	costs	compensation
F.A. van Houten	1,100,000	1,100,000	1,279,520	209,589	315,760	422,845	47,154
R.H. Wirahadiraksa	600,000	600,000	523,440	149,067	217,020	243,438	34,961
P.A.J. Nota	600,000	600,000	556,200	188,029	253,836	247,883	60,754

1)	Reference date for board membership is December 31, 2012
2)

A one-time crisis tax levy of 16% as imposed by the Dutch government amounts to EUR 413,405 in total. This crisis tax levy is payable by the employer and is charged over income of employees exceeding a EUR 150,000 threshold in 2012. These expenses do not form part of the remuneration costs mentioned.

10.2.5 Base salary

The salaries of the members of the Board of Management have not been increased on the yearly review date in April 2012.

10.2.6 Annual Incentive

Each year, a variable cash incentive (Annual Incentive) can be earned, based on the achievement of specific and challenging targets. The Annual Incentive criteria are for 80% the financial indicators of the Company and for 20% the team targets comprising sustainability targets as part of our EcoVision program.

The on-target Annual Incentive percentage is set at 60% of the base salary for members of the Board of Management and 80% of the base salary for the CEO, and the maximum Annual Incentive achievable is 120% of the annual base salary for members of the Board of Management and for the CEO it is 160% of the annual base salary.

To support the new performance culture, the Annual Incentive plan of 2012 is based on (financial) targets at ‘own level’ and ‘group’ level results (line-of-sight). The pay-outs are a reflection of above-target realization in Comparable Sales Growth, Return on Invested Capital (ROIC) and Team Targets and close to on-target for Adjusted IFO as a percentage of sales, resulting in the pay-out as presented in the table below.

Pay-out in 20131)

in euros

	realized annual	as a % of base
	incentive	salary (2012)
F.A. van Houten	1,279,520	116.3%
R.H. Wirahadiraksa	523,440	87.2%
P.A.J. Nota	556,200	92.7%

1)	Reference date for board membership is December 31, 2012

10.2.7 Long-Term Incentive Plan

The Long-Term Incentive Plan (LTIP) consists of a mix of stock options and restricted share rights. It aims to align the interests of the participating employees with the shareholders’ interests and to attract, motivate and retain participating employees.

126      Annual Report 2012

10 Supervisory Board report 10.2.7 - 10.2.7

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

The actual number of stock options and restricted share rights to be granted to the board members is performance-related and depends on the ranking of Philips in the Total Shareholder Return (TSR) peer group and the realization of the team targets of the Board of Management. The peer group comprises the following companies: Electrolux, Emerson Electric, General Electric, Hitachi, Honeywell International, Johnson & Johnson, Panasonic, Philips, Schneider, Siemens, Toshiba and 3M.

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

Based on Philips’ share performance over the period December 2008- December 2011, Philips ranked 8th in its peer group.

In 2012, members of the Board of Management were granted 177,000 stock options and 47,205 restricted share rights under the LTIP (excluding 20% premium shares deferred for a three-year holding period).

The following tables provide an overview of granted but not yet vested (locked up) stock option grants and an overview of restricted share rights granted but not yet released. The reference date for board membership is December 31, 2012.

Stock options

in euros

		number of stock				value at end of lock
	grant date	options		value at grant date	end of lock up period	up period
F.A. van Houten	2010	20,400	1)	103,428	2013	n.a.
	2011	75,000		366,000	2014	n.a.
	2012	75,000		212,550	2015	n.a.
R.H. Wirahadiraksa	2009	12,000	1)	33,240	2012	34,399
	2010	16,500	1)	81,675	2013	n.a.
	2011	51,000		248,880	2014	n.a.
	2012	51,000		144,534	2015	n.a.
P.A.J. Nota	2010	40,800	1)	206,856	2013	n.a.
	2011	51,000		248,880	2014	n.a.
	2012	51,000		144,534	2015	n.a.

1)   Awarded before date of appointment as a member of the Board of Management

Annual Report 2012      127

10 Supervisory Board report 10.2.7 - 10.2.11

Restricted share rights

in euros

		originally granted			number of restricted
		number of restricted			share rights released	value at release date
	grant date	share rights		value at grant date	in 2012	in 2012
F.A. van Houten	2010	5,100	1)	116,688	1,700	32,691
	2011	20,001		418,021	6,667	94,605
	2012	20,001		296,415	n.a.	n.a.
R.H. Wirahadiraksa	2009	3,200	1)	40,416	1,067	14,714
	2010	4,125	1)	102,713	1,375	19,250
	2011	13,602		284,282	4,534	64,337
	2012	13,602		201,582	n.a.	n.a.
P.A.J. Nota	2010	10,200	1)	233,376	3,400	65,382
	2011	13,602		284,282	4,534	64,337
	2012	13,602		201,582	n.a.	n.a.

1)     Awarded before date of appointment as a member of the Board of Management

For more details of the LTIP, see note 30, Share-based compensation.

10.2.8 Pensions

Members of the Board of Management participate in the Executives Pension Plan in the Netherlands consisting of a combination of a defined-benefit (career average) and defined-contribution plan. The target retirement age under the plan is 62.5. The plan does not require employee contributions. For more details, see note 32, Information on remuneration.

10.2.9 Additional arrangements

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

10.2.10 Remuneration Supervisory Board

The table below gives an overview of the remuneration structure, which has remained unchanged since 2008.

Remuneration 20121)

in euros per year

	Chairman	Member
Supervisory Board	110,000	65,000

Audit Committee	15,000	10,000

Remuneration Committee	12,500	8,000

Corporate Governance and Nomination & Selection Committee	12,500	6,000

Fee for intercontinental traveling per trip	3,000	3,000

Entitlement Philips product arrangement	2,000	2,000

1)   For more details, see note 32, Information on remuneration

10.2.11 Year 2013

Philips is undertaking a worldwide transformation program to unlock the organisation’s full potential and become more agile and entrepreneurial. To support this new strategic direction and performance culture the Remuneration Committee has decided to redesign the reward plans. The Annual Incentive has already been revised in 2012 and now a new Long-Term Incentive Plan (LTIP) has been designed to take this transformation forward. The main rationale behind this is the desire to stronger link pay and performance. The main characteristics of the new LTIP for the members of the Board of Management are performance shares with 3

128      Annual Report 2012

10 Supervisory Board report 10.2.11 - 10.3

years cliff vesting, performance criteria based on EPS Growth and relative TSR, grants expressed as a percentage of base salary and higher mandatory share ownership.

As mentioned already in the 2011 Annual Report, a one-time special Long-Term Incentive grant was made to a group of key employees below the level of Board of Management in January 2012 and the Supervisory Board contemplated introducing the Accelerate! Grant for the members of the Board of Management. The Supervisory Board feels that this grant supports the change in the performance culture and is a good bridge between the current LTIP and the new LTIP. As the performance elements of the Accelerate! Grant (CSG%, Adjusted IFO % and ROIC%) are measured over the year 2013 the Supervisory Board has decided to make the grant at the start of the performance period in January 2013. The grant is conditional, subject to shareholders consent.

The explanatory notes of the Agenda for the 2013 General Shareholders Meeting give more detailed information regarding the new LTIP and the Accelerate! Grant.

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

The Audit Committee met five times in 2012 and reported its findings to the plenary Supervisory Board. The President/CEO, the Chief Financial Officer, the internal auditor, the Group Controller and the external auditor attended all regular meetings. Furthermore, the Audit Committee met each quarter separately with each of the President/CEO, the Chief Financial Officer, the internal auditor and the external auditor.

In accordance with its charter, which is part of the Rules of Procedure of the Supervisory Board, the Audit Committee in 2012 reviewed the Company’s annual and interim financial statements, including non-financial information, prior to publication thereof. It also assessed in its quarterly meetings the adequacy and appropriateness of internal control policies and internal audit programs and their findings.

In its 2012 meetings, the Audit Committee periodically reviewed matters relating to accounting policies, financial risks and compliance with accounting standards. Compliance with statutory and legal requirements and regulations, particularly in the financial domain, was also reviewed. Important findings, identified risks and follow-up actions were examined thoroughly in order to allow appropriate measures to be taken.

With regard to the internal audit, the Audit Committee reviewed, and if required approved, the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, as well as the staffing, independence and organizational structure of the internal

Annual Report 2012      129

10 Supervisory Board report 10.3 - 10.3

audit function. With regard to the external audit, the Audit Committee reviewed the proposed audit scope, approach and fees, the independence of the external auditors, non-audit services provided by the external auditors in conformity with the Philips Policy on Auditor Independence, as well as any changes to this policy. The Audit Committee has assessed the performance of the external auditor. For information on the fees of KPMG Accountants N.V., please refer to the table ‘Fees KPMG’ in note 1, Income from operations.

In 2012, the Audit Committee periodically discussed the company’s policy on business controls, the GBP including the deployment thereof and amendments thereto, and Philips’ major areas of risk, including the internal auditor’s reporting thereon. The Audit Committee was informed on, discussed and monitored closely the company’s internal control certification processes, in particular compliance with section 404 of the US Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls. It also discussed risk management, tax issues, the annual goodwill impairment test performed in the second quarter, the IT strategy and transformation, the Company’s finance transformation, developments in regulatory investigations as well as legal proceedings including antitrust investigations and related provisions, environmental exposures and financing and liquidity of the company, dividend, pensions, valuation and performance of financial holdings and recent acquisitions and new Dutch legislation on mandatory auditor rotation and prohibition on non-audit services. The legislation on mandatory auditor rotation will become effective January 1, 2016, meaning the Company must engage a new audit firm for its statutory audit starting per January 1, 2016. The new legislation also provides for the separation of audit and non-audit services, meaning the Company’s external auditor is no longer allowed to provide non-audit services, with an exception for non-audit service arrangements already in place on December 31, 2012, which will be grandfathered for a maximum term of two years (until December 31, 2014). In light of this new Dutch legislation, the auditor policy is in the process of being updated. During each Audit Committee meeting, the Audit Committee discussed the report from the External Auditor in which the External Auditor set forth its findings and attention points during the relevant period.

Financial statements 2012

The financial statements of Koninklijke Philips Electronics N.V. for 2012, as presented by the Board of Management, have been audited by KPMG Accountants N.V., independent auditors. Their reports have been included in the section Group financial statements; section 12.12, Independent auditor’s report - Group, of this report and the section Company financial statement; section 13.5, Independent auditor’s report - Company, of this report. We have approved these financial statements, and all individual members of the Supervisory Board (together with the members of the Board of Management) have signed these documents.

We recommend to shareholders that they adopt the 2012 financial statements. We likewise recommend to shareholders that they adopt the proposal of the Board of Management to make a distribution of EUR 0.75 per common share (up to EUR 685 million), in cash or in shares at the option of the shareholder, against the net income for 2012 and the reserve retained earnings of the Company.

Finally, we would like to express our thanks to the members of the Executive Committee and all other employees for their continued contribution during the year.

February 25, 2013

The Supervisory Board

130      Annual Report 2012

11 Corporate governance 11 - 11.1

11 Corporate governance

Corporate governance of the Philips group

Introduction

Koninklijke Philips Electronics N.V., a company organized under Dutch law (the ‘Company’), is the parent company of the Philips Group (‘Philips’ or the ‘Group’). The Company, which started as a limited partnership with the name Philips & Co in Eindhoven, the Netherlands, in 1891, was converted into the company with limited liability N.V. Philips’ Gloeilampenfabrieken on September 11, 1912. On May 6, 1994, the name was changed to Philips Electronics N.V., and on April 1, 1998, the name was changed to Koninklijke Philips Electronics N.V. Its shares have been listed on the Amsterdam Stock Exchange, Euronext Amsterdam, since 1912. The shares have been traded in the United States since 1962 and have been listed on the New York Stock Exchange since 1987.

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

In this report, the Company addresses its overall corporate governance structure and states to what extent it applies the provisions of the revised Dutch Corporate Governance Code of December 10, 2008 (the ‘Dutch Corporate Governance Code’). This report also includes the information which the Company is required to disclose pursuant to the governmental decree on Article 10 Takeover Directive and the governmental decree on Corporate Governance. The Supervisory Board and the Board of Management, which are responsible for the corporate governance structure of the Company, are of the opinion that the principles and best practice provisions of the Dutch Corporate Governance Code that are addressed to the Board of Management and the Supervisory Board, interpreted and implemented in line with the best practices followed by the Company, are being applied. Deviations from aspects of the corporate governance structure of the Company, when deemed necessary in the interests of the Company, will be disclosed in the Annual Report. Substantial changes in the Company’s corporate governance structure and in the Company’s compliance with the Dutch Corporate Governance Code are submitted to the General Meeting of Shareholders for discussion under a separate agenda item.

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

(Term of) Appointment and conflicts of interests

Members of the Board of Management and the CEO are elected by the General Meeting of Shareholders upon a binding recommendation drawn up by the Supervisory Board after consultation with the CEO. This binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority. Pursuant to newly adopted Dutch legislation, effective January 1, 2013, the requirement that a binding nomination for the appointment of a member of the management board or supervisory board consists of at least two persons for each vacancy has been abolished. The remaining members of the Executive Committee are appointed by the CEO, subject to approval by the Supervisory Board.

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

The acceptance by a member of the Board of Management of a position as a member of a supervisory board or a position of non-executive director in a one-tier board (a ‘Non-Executive Directorship’) at another company requires the approval of the Supervisory Board. The Supervisory Board is required to be notified of other important positions (to be) held by a member of the Board of Management. No member of the Board of Management holds more than two Non-Executive Directorships at listed companies, or is a chairman of a supervisory board or one-tier board, other than of a Group company or participating interest of the Company. In addition, pursuant to newly adopted Dutch legislation, effective January 1, 2013, no member of the Board of Management holds more than two Non-Executive Directorships at ‘large companies’ as defined under Dutch law and no member of the Board of Management holds the position of chairman of another one-tier board or the position of chairman of another supervisory board. A company qualifies as a ‘large company’ if at least two of the following criteria apply: (i) the value of the assets according

Annual Report 2012      131

11 Corporate governance 11.1 - 11.1

to the balance sheet with explanatory notes, considering the acquisition or manufacturing price, exceeds EUR 17.5 million; (ii) the net turnover exceeds EUR 35 million; or (iii) the average number of employees equals or exceeds 250.

Pursuant to new Dutch legislation effective January 1, 2013, the Company shall pursue a policy of having at least 30% of the seats on the Board of Management held by men and at least 30% of the seats held by women. The rule will cease to have effect on January 1, 2016.

The Company has formalized its rules to avoid conflicts of interests between the Company and members of the Board of Management. The Articles of Association state that in the event of a legal act or a lawsuit between the Company and a member of the Board of Management, certain of such member’s relatives, or certain (legal) entities in which a member of the Board of Management has an interest, and insofar as the legal act is of material significance to the Company and/or to the respective member of the Board of Management, the respective member of the Board of Management shall not take part in the decision-making in respect of the lawsuit or the legal act. Resolutions concerning such legal acts or lawsuits require the approval of the Supervisory Board. Newly adopted Dutch legislation on conflicts of interest, effective January 1, 2013, no longer contains restrictions on the powers of directors to represent the Company in case of a conflict, but provides that a member of the Board of Management may not participate in the adoption of resolutions if he or she has a direct or indirect personal conflict of interest with the Company or related enterprise. If all members of the Board of Management have a conflict, the resolution concerned will be adopted by the Supervisory Board.

These rules apply to members of the Executive Committee correspondingly.

Legal acts as referred to above shall be mentioned in the Annual Report for the financial year in question. The Rules of Procedure of the Board of Management and Executive Committee establish further rules on the reporting of (potential) conflicts of interests. No legal acts as referred to above have occurred during the financial year 2012.

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

The main elements of the contract of employment of a new member of the Board of Management—including the amount of the fixed base salary, the structure and amount of the variable remuneration component, any severance plan, pension arrangements and the general performance criteria - shall be made public no later than at the time of issuance of the notice convening the General Meeting of Shareholders in which a proposal for appointment of that member of the Board of Management has been placed on the agenda. From August 1, 2003 onwards, for new members of the Board of Management the term of their contract is set at four years, and in case of termination, severance payment is limited to a maximum of one year’s base salary; if the maximum of one-year’s salary would be manifestly unreasonable for a member of the Board of Management who is dismissed during his first term of office, the member of the Board of Management shall be eligible for a severance payment not exceeding twice the annual salary. Current members of the Board of Management are employed by means of a contract of employment. Pursuant to newly adopted Dutch legislation, effective January 1, 2013, new members of the Board of Management will be employed by means of an agreement of assignment (overeenkomst van opdracht).

In 2003, Philips adopted a Long-Term Incentive Plan (‘LTI Plan’), lastly amended by the 2009 General Meeting of Shareholders, consisting of a mix of restricted shares rights and stock options for members of the Board of Management, Philips executives and other key employees. This LTI Plan was approved by the 2003 General Meeting of Shareholders. For more details on the LTI Plan please be referred to the Annual Report 2011 and the Remuneration Report of the Supervisory Board in this Annual Report. A fully revised LTI Plan applicable to members of the Board of Management will be submitted to the 2013 General Meeting of Shareholders for approval. The revised plan consists of performance shares only, shifting away from pre-grant measurement of performance over a period of three years preceding the grant to a more standard three year post-grant performance measurement. The performance shares will replace the original number of options in each grant. For more details please be referred to the Remuneration Report of the Supervisory Board in this Annual Report and the Agenda of the 2013 General Meeting of Shareholders.

The so-called ultimum remedium clause and claw-back clause of best practice provisions II.2.10 and II.2.11 of the Dutch Corporate Governance Code is applicable to Annual Incentive payments and LTI grants for the year 2009 onwards to all members of the Board of Management. In respect of the LTI grants, the ultimum remedium clause can be applied to the performance-related actual number of stock options and restricted share rights that is (unconditionally) granted.

Members of the Board of Management hold shares in the Company for the purpose of long-term investment and are required to refrain from short-term transactions in Philips securities. According to the Philips Rules of Conduct on Inside Information, members of the Board of Management are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of ten business days following the publication of annual and quarterly results (provided the person involved has no ‘inside information’ regarding Philips at that time unless an exemption is available). Furthermore, the Rules of Procedure of the Board of Management and Executive Committee contain provisions concerning ownership of and transactions in non-Philips securities by members of the Board of Management. Members of the Board of Management are prohibited from trading, directly or indirectly, in securities of any of the companies belonging to the peer group, during one week preceding the disclosure of Philips’ annual or quarterly figures. These rules apply to members of the Executive Committee correspondingly. Transactions in shares in the Company carried out by members of the Board of Management or members of the Supervisory Board and other Insiders (if applicable) are notified to the Netherlands Authority for the Financial Markets (AFM) in accordance with Dutch law and, if necessary, to other relevant authorities.

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

In line with regulatory requirements, the Company’s policy forbids personal loans to and guarantees on behalf of members of the Board of Management or the Supervisory Board, and no loans and guarantees have been granted and issued, respectively, to such members in 2012, nor are any loans or guarantees outstanding as of December 31, 2012.

The aggregate share ownership of the members of the Board of Management and the Supervisory Board represents less than 1% of the outstanding ordinary shares in the Company.

132      Annual Report 2012

11 Corporate governance 11.1 - 11.2

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

With respect to financial reporting a structured self-assessment and monitoring process is used company-wide to assess, document, review and monitor compliance with internal control over financial reporting. Internal representations received from management, regular management reviews, reviews of the design and effectiveness of internal controls and reviews in corporate and divisional audit committees are integral parts of the Company’s risk management approach. On the basis thereof, the Board of Management confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls have properly functioned in 2012. The financial statements fairly represent the financial condition and result of operations of the Company and provide the required disclosures.

It should be noted that the above does not imply that these systems and procedures provide certainty as to the realization of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud and non-compliances with rules and regulations.

In view of the above the Board of Management believes that it is in compliance with the requirements of recommendation II.1.4. of the Dutch Corporate Governance Code. The above statement on internal controls should not be construed as a statement in response to the requirements of section 404 of the US Sarbanes-Oxley Act. The statement as to compliance with section 404 is set forth in the section Management’s report on internal control over financial reporting of this report.

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

Rules of Procedure of the Supervisory Board

The Supervisory Board’s Rules of Procedure set forth its own governance rules (including meetings, items to be discussed, resolutions, appointment and re-election, committees, conflicts of interests, trading in securities, profile of the Supervisory Board). Its composition follows the profile, which aims for an appropriate combination of knowledge and experience among its members encompassing marketing, technological, manufacturing, financial, economic, social and legal aspects of international business and government and public administration in relation to the global and multi-product character of the Group’s businesses. The Supervisory Board attaches great importance to diversity in its composition. More particularly, it aims at having members with a European and a non-European background (nationality, working experience or otherwise) and one or more members with an executive or similar position in business or society no longer than 5 years ago. Furthermore, in line with new Dutch legislation, it strives to have at least 30% of the Supervisory Board seats held by women. In line with US and Dutch best practices, the Chairman of the Supervisory Board should be independent pursuant to the Dutch Corporate Governance Code and under the applicable US standards.

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

Annual Report 2012      133

11 Corporate governance 11.2 - 11.2

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

In accordance with policies adopted by the Supervisory Board, no member of the Supervisory Board shall hold more than five supervisory board memberships of Dutch listed companies, the chairmanship of a supervisory board counting as two regular memberships. In addition, pursuant to newly adopted Dutch legislation, effective January 1, 2013, no member of the Supervisory Board holds more than five Non-Executive Directorships at ‘large companies’ as defined under Dutch law (see par. II.I of this Corporate Governance Report), with a position as chairman counting for two.

In compliance with the Dutch Corporate Governance Code, the Company has formalized strict rules to avoid conflicts of interests between the Company and members of the Supervisory Board; all information about a conflict of interests situation is to be provided to the Chairman of the Supervisory Board. No decisions to enter into material transactions in which there are conflicts of interest with members of the Supervisory Board have occurred during the financial year 2012.

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

The Chairman of the Supervisory Board

The Supervisory Board’s Chairman will see to it that: (a) the members of the Supervisory Board follow their introductory program, (b) the members of the Supervisory Board receive in good time all information which is necessary for the proper performance of their duties, (c) there is sufficient time for consultation and decision-making by the Supervisory Board, (d) the committees of the Supervisory Board function properly, (e) the performance of the Executive Committee members and Supervisory Board members is assessed at least once a year, and (f) the Supervisory Board elects a Vice-Chairman. The Vice-Chairman of the Supervisory Board shall deputize for the Chairman when the occasion arises. The Vice-Chairman shall act as contact of individual members of the Supervisory Board or the Board of Management concerning the functioning of the Chairman of the Supervisory Board.

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

134      Annual Report 2012

11 Corporate governance 11.2 - 11.3

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

Meetings are convened by public notice, via the Company’s website or other electronic means of communication and by letter or by the use of electronic means of communication, to registered shareholders at least 42 days prior to the (Extraordinary) General Meeting of Shareholders. Extraordinary General Meetings of Shareholders may be convened by the Supervisory Board or the Board of Management if deemed necessary and must be held if shareholders jointly representing at least 10% of the outstanding share capital make a written request to that effect to the Supervisory Board and the Board of Management, specifying in detail the business to be dealt with. The agenda of the General Meeting of Shareholders shall contain such business as may be placed thereon by the Board of Management or the Supervisory Board, and agenda items will be explained where necessary in writing. The agenda shall list which items are for discussion and which items are to be voted upon. Material amendments to the Articles of Association and resolutions for the appointment of members of the Board of Management and Supervisory Board shall be submitted separately to the General Meeting of Shareholders, it being understood that amendments and other proposals that are connected in the context of a proposed (part of the) governance structure may be submitted as one proposal. In accordance with the Articles of Association and Dutch law, requests from shareholders for items to be included on the agenda will generally be honored, subject to the Company’s rights to refuse to include the requested agenda item under Dutch law, provided that such requests are made in writing at least 60 days before a General Meeting of Shareholders to the Board of Management and the Supervisory Board by shareholders representing at least 1% of the Company’s outstanding capital or, according to the official price list of Euronext Amsterdam, representing a value of at least EUR 50 million. Written requests may be submitted electronically and shall comply with the procedure stipulated by the Board of Management, which procedure is posted on the Company’s website.

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

Annual Report 2012      135

11 Corporate governance 11.3 - 11.4

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

Repurchase and issue of (rights to) own shares

The 2012 General Meeting of Shareholders has resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the Company within the limits of the Articles of Association and within a certain price range up to and including October 26, 2013. The maximum number of shares the company may hold, will not exceed 10% of the issued share capital as of April 26, 2012, which number may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs.

In addition, the 2012 General Meeting of Shareholders resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to issue shares or grant rights to acquire shares in the Company as well as to restrict or exclude the pre-emption right accruing to shareholders up to and including October 26, 2013. This authorization is limited to a maximum of 10% of the number of shares issued as of April 26, 2012 plus 10% of the issued capital in connection with or on the occasion of mergers and acquisitions.

11.4 Logistics of the General Meeting of Shareholders and provision of information

Introduction

The Company will set a record date for the exercise of the voting rights and the rights relating to General Meetings of Shareholders. In accordance with Dutch law this record date is fixed at the 28th day prior to the day of the meeting. Shareholders registered at such date are entitled to attend the meeting and to exercise the other shareholder rights (in the meeting in question) notwithstanding subsequent sale of their shares thereafter. This date will be published in advance of every General Meeting of Shareholders. Shareholders who are entitled to attend a General Meeting of Shareholders may be represented by proxies.

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

Preference shares and the Stichting Preferente Aandelen Philips

As a means to protect the Company and its stakeholders against an unsolicited attempt to obtain (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s Articles of Association that allow the Board of Management and the Supervisory Board to issue (rights to) preference shares to a third party. As a result, the Stichting Preferente Aandelen Philips (the ‘Foundation’) was created, which was granted the right to acquire preference shares in the Company. The mere notification that the Foundation wishes to exercise its rights, should a third party ever seem likely in the judgment of the Foundation to obtain (de facto) control of the Company, will result in the preference shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are ordinary shares in the Company outstanding at that time. No preference shares have been issued as of December 31, 2012. In addition, the Foundation has the right to file a petition with the Enterprise Chamber of the Amsterdam Court of Appeal to commence an inquiry procedure within the meaning of section 2:344 Dutch Civil Code.

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

136      Annual Report 2012

11 Corporate governance 11.4 - 11.5

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

Auditor information

In accordance with the procedures laid down in the Philips Policy on Auditor Independence and as mandatorily required by Dutch law, the external auditor of the Company is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, after the latter has been advised by the Audit Committee and the Board of Management. Under this Auditor Policy, once every three years the Supervisory Board and the Audit Committee conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting of Shareholders for the purposes of assessing the nomination for the appointment of the external auditor. The current auditor of the Company, KPMG Accountants N.V., was appointed by the 1995 General Meeting of Shareholders. In 2002, when the Auditor Policy was adopted, the appointment of KPMG Accountants N.V. was confirmed by the Supervisory Board for an additional three years. The 2008 and 2011 General Meeting of Shareholders resolved to re-appoint KPMG Accountants N.V. as auditor. Mr J.F.C. van Everdingen is the current partner of KPMG Accountants N.V. in charge of the audit duties for Philips. The external auditor shall attend the Annual General Meeting of Shareholders. Questions may be put to him at the meeting about his report. The Board of Management and the Audit Committee of the Supervisory Board shall report on their dealings with the external auditor to the Supervisory Board on an annual basis, particularly with regard to the auditor’s independence. The Supervisory Board shall take this into account when deciding upon its nomination for the appointment of an external auditor. New Dutch legislation on mandatory auditor rotation will become effective January 1, 2016, meaning the Company must engage a new audit firm for its statutory audit starting per January 1, 2016.

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

The policy includes rules for the pre-approval by the Audit Committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may never be provided. Proposed services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the Audit Committee is informed of each services it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2012, there were no services provided to the Company by the external auditor which were not pre-approved by the Audit Committee.

New Dutch legislation effective January 1, 2013 has been adopted on the separation of audit and non-audit services, meaning the Company’s external auditor is no longer allowed to provide non-audit services, with an exception for non-audit service arrangements already in place on December 31, 2012, which will be grandfathered for a maximum term of two years (until December 31, 2014). In light of this new Dutch legislation, the auditor policy is in the process of being updated.

11.5 Investor Relations

Introduction

The Company is continually striving to improve relations with its shareholders. In addition to communication with its shareholders at the Annual General Meeting of Shareholders, Philips elaborates its financial results during (public) conference calls, which are broadly accessible. It publishes informative annual, semi-annual and quarterly reports and press releases, and informs investors via its extensive website. The Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders.

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

Annual Report 2012      137

11 Corporate governance 11.5 - 11.6

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

Major shareholders and other information for shareholders

The Dutch Act on Financial Supervision imposes a duty to disclose percentage holdings in the capital and/or voting rights in the Company when such holdings reach, exceed or fall below 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent (as a result of an acquisition or disposal by a person, or as a result of a change in the company’s total number of voting rights or capital issued). Such disclosure must be made to the Netherlands Authority for the Financial Markets (AFM) without delay. The AFM then notifies the Company. As of January 1, 2012, certain cash settled derivatives are also taken into account when calculating the capital interest. New Dutch legislation has been adopted and is expected to enter into force as per July 1, 2013, introducing an initial threshold of 3 percent.

On November 27, 2012 the Company received notification from the AFM that it had received disclosures under the Dutch Act on Financial Supervision of a substantial holding of 5.02% (representing 47,683,639 shares) by BlackRock, Inc. As per December 31, 2012, approximately 91% of the common shares were held in bearer form and approximately 9% of the common shares were represented by registered shares of New York Registry issued in the name of approximately 1,252 holders of record, including Cede & Co. Cede & Co acts as nominee for the Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries. Citibank, N.A., 388 Greenwich Street, New York, New York 10013 is the transfer agent and registrar.

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

The provisions applicable to all corporate bonds that have been issued by the Company in March 2008 and 2012 contain a ‘Change of Control Triggering Event’. This means that if the Company experienced such an event with respect to a series of corporate bonds the Company might be required to offer to purchase the bonds of that series at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any.

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

The executive offices of the Company are located at the Breitner Center, Amstelplein 2, 1096 BC Amsterdam, the Netherlands, telephone 0031 (0)20 59 77 777.

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

February 25, 2013

11.6 Additional information

Set forth below is a summary of certain provisions of the Articles of Association of the Company, applicable Dutch law and related Company policies. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

Articles of association

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

Share Capital

As of December 31, 2012, the issued share capital consists only of common shares; no preference shares have been issued.

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

Preemptive rights

Shareholders have a pro rata preferential right of subscription to any common share issuance unless the right is restricted or excluded. If designated by the General Meeting of Shareholders, the Board of Management has the power to restrict or exclude the preferential subscription rights. A designation of the Board of Management will be effective for a specified period of up to five years and may be renewed. Currently, the Board of Management has been granted the power to restrict or exclude the preferential right of subscription up to and including October 26, 2013. If the Board of Management has not been designated, the General Meeting of Shareholders has the power to restrict or exclude such rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the General Meeting of Shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.

The foregoing provisions also apply to the issuance of rights to subscribe for shares.

138      Annual Report 2012

11 Corporate governance 11.6 - 11.6

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

In principle all shareholders are entitled to attend the General Meeting of Shareholders, to address the meeting and to vote, except for shares held in treasury by the Company. They may exercise the aforementioned rights at a meeting only for the common shares which on the record date are registered in their name. The record date is determined by the Board of Management and published in the above announcement. Holders of registered shares must advise the Company in writing of their intention to attend the General Meeting of Shareholders. Holders of bearer shares who either in person or by proxy wish to attend the General Meeting of Shareholders, should notify ABN AMRO Bank N.V. acting as agent for the Company. They must submit a confirmation by a participating institution, in which administration they are registered as holders of the shares, that such shares are registered and will remain registered in its administration up to and including the record date, whereupon the holder will receive an admission ticket for the General Meeting of Shareholders. Holders of shares who wish to attend by proxy have to submit the proxy at the same time. A participating institution is a bank or broker which according to the Dutch Securities Depository Act (‘Wet giraal effectenverkeer’) is a participating institution (‘aangesloten instelling’) of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (Euroclear Nederland).

In connection with the General Meeting of Shareholders, the Company doesn’t solicit proxies within the United States.

The Articles of Association of the Company provide that there are no quorum requirements to hold a general meeting and, unless specified otherwise in the articles of association of the Company, resolutions of the General Meeting of Shareholders shall be adopted by a simple majority of votes. Certain shareholder actions and certain resolutions may require a quorum.

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

General

The corporate governance rules introduced by the New York Stock Exchange (“NYSE”) allow foreign private issuers, like Koninklijke Philips Electronics N.V., to follow home country practices on most corporate governance matters instead of those that apply to US domestic issuers, provided that they disclose any significant ways in which their corporate governance practices differ from those applying to listed domestic US companies under the NYSE listing standards. A summary of significant differences between certain Dutch practices on corporate governance matters and the corporate governance provisions applicable to US companies under the NYSE listing standards appears below.

Dutch corporate governance provisions

The Company is a company organized under Dutch law, with its Common Shares listed on Euronext Amsterdam, and is subject to the Dutch Corporate Governance Code of December 10, 2008 (the ‘Dutch Corporate Governance Code’). Philip’s New York Registry Shares, representing Common Shares of the Company, are listed on the NYSE.

Board structure

The NYSE listing standards prescribe regularly scheduled executive sessions of non-executive directors. As a Dutch company, the Company has a two-tier corporate structure consisting of a Board of Management consisting of executive directors under the supervision of a Supervisory Board consisting exclusively of non-executive directors. Members of the Board of Management and other officers and employees cannot simultaneously act as member of the Supervisory Board. The Supervisory Board must approve specified decisions of the Board of Management.

Independence of members of our Supervisory Board

Under the Dutch Corporate Governance Code all members of the Supervisory Board with the exception of not more than one person, must be independent. The present members of our Supervisory Board are all independent within the meaning of the Dutch Corporate Governance Code. The definitions of independence under the Dutch Corporate Governance Code, however, differ in their details from the definitions of independence under the NYSE listing standards. In some cases the Dutch requirements are stricter than the NYSE listing standards and in other cases the NYSE listing standards are the stricter of the two.

Committees of our Supervisory Board

The Company has established an Audit Committee, a Remuneration Committee and a Corporate Governance and Nomination & Selection Committee, consisting of members of the Supervisory Board only. The roles, responsibilities and composition of these committees reflect the requirements of the Dutch Corporate Governance Code, the company’s Articles of Association and Dutch law, which differ from the NYSE listing standards in these respects. The role of each committee is to advise the Supervisory Board and to prepare the decision-making of the Supervisory Board. In principle, the entire Supervisory Board remains responsible for its decisions even if they were prepared by one of the Supervisory Board’s committees.

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

Dutch law requires that the Company’s external auditors be appointed at the General Meeting of Shareholders and not by the Audit Committee.

Major shareholders as filed with SEC

On February 22, 2010, Southeastern Asset Management, Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 4.9% (representing 47,838,028 shares) of the Company’s common shares. On February 6, 2012, Southeastern Asset Management Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 7.1% (representing 72,051,468 shares) of the Company’s common shares. On February 10, 2012, Dodge & Cox filed a Schedule 13G with the SEC indicating that it beneficially owned 5.3% (representing 53,180,318 shares) of the Company’s common shares. On January 30, 2013, BlackRock Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 5.09% (48,728,999 shares) of the Company’s common shares. On February 13, 2013, Dodge and Cox filed a Schedule 13G with the SEC indicating that it beneficially owned 6.7% (63,848,817 shares) of the Company’s common shares. On February 14, 2013,

Annual Report 2012      139

11 Corporate governance 11.6 - 11.6

Southeastern Asset Management Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 6.5% (62,001,965 shares) of the Company’s common shares.

Equity compensation plans

The Company complies with Dutch legal requirements regarding shareholder approval of equity compensation plans. Dutch law does not require shareholder approval of certain equity compensation plans for which the NYSE listing standards would require such approval. The Company is subject to a requirement to seek shareholder approval for equity compensation-plans for its members of the Board of Management.

Code of business conduct

The listing standards of the NYSE prescribe certain parameters for listed company codes of business conduct and ethics. The Company has implemented the Philips General Business Principles applicable to all employees and a Financial Code of Ethics applicable to all employees performing an accounting or financial function. Waivers granted to Senior (Financial) Officers (as defined in our Financial Code of Ethics) will be disclosed. In 2012 the Company did not grant any waivers of the Financial Code of Ethics.

140      Annual Report 2012

Performance Statements

Annual Report 2012      141

Notes overview

142      Annual Report 2012

12 Group financial statements 12 - 12.2

12 Group financial statements

Introduction

This section of the Annual Report contains the audited consolidated financial statements including the notes thereon that have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2012 have been endorsed by the EU, except that the EU did not adopt some paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply fully with IFRS as issued by the IASB.

Together with the section Company financial statements, this section contains the statutory financial statements of the Company.

The following sections and chapters of this Annual Report:

•	chapter 1, Our company, of this report

•	chapter 2, Group strategic focus, of this report

•	chapter 3, Our strategy in action, of this report

•	chapter 4, Our planet, our partners, our people, of this report

•	chapter 5, Group performance, of this report

•	chapter 6, Sector performance, of this report

•	chapter 7, Risk management, of this report

•	section 10.1, Report of the Corporate Governance and Nomination & Selection Committee, of this report

•	section 10.2, Report of the Remuneration Committee, of this report

•	chapter 11, Corporate governance, of this report

•	Forward-looking statements, of this report

form the Management report within the meaning of section 2:391 of the Dutch Civil Code (and related Decrees).

The sections Group performance and Sector performance provide an extensive analysis of the developments during the financial year 2012 and the results. The term EBIT has the same meaning as Income from operations (IFO), and is used to evaluate the performance of the business. These sections also provide information on the business outlook, investments, financing, personnel and research and development activities.

The Statement of income included in the section Company financial statements has been prepared in accordance with section 2:402 of the Dutch Civil Code, which allows a simplified Statement of income in the Company financial statements in the event that a comprehensive Statement of income is included in the consolidated Group financial statements.

For ‘Additional information’ within the meaning of section 2:392 of the Dutch Civil Code, please refer to section 12.12, Independent auditor’s report - Group, of this report on the Group financial statements, section 13.5, Independent auditor’s report - Company, of this report on the Company financial statements, section 5.4, Proposed distribution to shareholders, of this report, and note 35, Subsequent events.

Please refer to Forward-looking statements, of this report for more information about forward-looking statements, third-party market share data, fair value information, and revisions and reclassifications.

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

February 25, 2013

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

The Board of Management conducted an assessment of the Company’s internal control over financial reporting based on the “Internal Control- Integrated Framework” established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, the Board of Management concluded that, as of December 31, 2012, the Company’s internal control over Group financial reporting is considered effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, as included in this section Group financial statements, has been audited by KPMG Accountants N.V., an independent registered public accounting firm, as stated in their report which follows hereafter.

Board of Management

February 25, 2013

12.1.1 Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2012.

12.1.2 Changes in internal control over financial reporting

During the year ended December 31, 2012 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

12.2 Reports of the independent auditor

The report set out below is provided in compliance with auditing standards of the Public Company Accounting Oversight Board in the US and includes an opinion on the effectiveness of internal control over financial reporting as at December 31, 2012. Management’s report on internal control over financial reporting is set out in section 12.1, Management’s report on internal control, of this Annual Report. KPMG Accountants N.V. has also issued a report on the consolidated financial statements in accordance with the standards of the Public Company

Annual Report 2012      143

12 Group financial statements 12.2 - 12.3

Accounting Oversight Board in the US, which is set out in 12.12, Independent auditors’ report - Group, of this Annual Report. KPMG Accountants N.V. has also issued reports on the consolidated financial statements in accordance with Dutch law, including the Dutch standards on auditing, and on the Company Financial Statements of Koninklijke Philips Electronics N.V.

12.3 Auditors’ report on internal control over financial reporting

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:

We have audited Koninklijke Philips Electronics N.V. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Koninklijke Philips Electronics N.V.’s Board of Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying section 12.1, Management’s report on internal control, of this Annual Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Koninklijke Philips Electronics N.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2012. Our report dated February 25, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG Accountants N.V.

Amsterdam, The Netherlands

February 25, 2013

144      Annual Report 2012

12 Group financial statements 12.4 - 12.4

12.4 Consolidated statements of income

in millions of euros unless otherwise stated

Consolidated statements of income of the Philips Group for the years ended December 31
	2010	2011	2012
Sales	22,287	22,579	24,788
Cost of sales	(13,265)	(13,845)	(15,379)

Gross margin	9,022	8,734	9,409

Selling expenses	(4,808)	(5,247)	(5,468)
General and administrative expenses	(713)	(841)	(798)
Research and development expenses	(1,493)	(1,610)	(1,810)
Impairment of goodwill	—	(1,355)	—
Other business income	93	125	297
Other business expenses	(27)	(75)	(600)

Income from operations	2,074	(269)	1,030

Financial income	214	112	106
Financial expenses	(335)	(352)	(352)

Income before taxes	1,953	(509)	784

Income tax expense	(497)	(283)	(308)

Income (loss) after taxes	1,456	(792)	476
Results relating to investments in associates:
- Company’s participation in income	14	18	(8)
- Other results	4	(2)	(206)

Income (loss) from continuing operations	1,474	(776)	262

Discontinued operations - net of income tax	(26)	(515)	(31)

Net income (loss)	1,448	(1,291)	231

Attribution of net income (loss)
Net income (loss) attributable to shareholders	1,442	(1,295)	226
Net income (loss) attributable to non-controlling interests	6	4	5

Earnings per common share attributable to shareholders
	2010	2011	2012
Basic earnings per common share in euros
Income (loss) from continuing operations attributable to shareholders	1.56	(0.82)	0.28
Net income (loss) attributable to shareholders	1.53	(1.36)	0.25

Diluted earnings per common share in euros1)
Income (loss) from continuing operations attributable to shareholders	1.55	(0.82)	0.28
Net income (loss) attributable to shareholders	1.52	(1.36)	0.24

Prior periods amounts have been revised to reflect certain voluntary adopted accounting policy changes, and immaterial adjustments (see section 12.10, Significant accounting policies, of this report). The accompanying notes are an integral part of these consolidated financial statements.

1)	The incremental shares from assumed conversion are not taken into account in the periods for which there is a loss attributable to shareholders, as the effect would be antidilutive

Annual Report 2012      145

12 Group financial statements 12.5 - 12.5

12.5 Consolidated statements of comprehensive income

in millions of euros unless otherwise stated

Consolidated statements of comprehensive income of the Philips Group for the years ended December 31

	2010	2011	2012
Net income (loss)	1,448	(1,291)	231
Other comprehensive income:
Pensions and other post employment plans:
Net current period change, before tax	(1,948)	(618)	(550)
Actuarial gains and (losses)	(1,521)	(1,487)	(251)
Changes in the effect of the asset ceiling	(427)	869	(299)
Income tax on net current period change	602	171	144
Revaluation reserve:
Release revaluation reserve	(16)	(16)	(16)
Reclassification into retained earnings	16	16	16
Currency translation differences:
Net current period change, before tax	535	71	(99)
Income tax on net current period change	(5)	(2)	—
Reclassification adjustment for (loss) gain realized	(4)	3	(1)
Non-controlling interests	—	—	—
Available-for-sale financial assets:
Net current period change, before tax	180	(87)	8
Income tax on net current period change	—	19	(2)
Reclassification adjustment for (loss) gain realized	(161)	(26)	3
Cash flow hedges:
Net current period change, before tax	(44)	(31)	23
Income tax on net current period change	5	—	(8)
Reclassification adjustment for (loss) gain realized	24	27	14

Other comprehensive income (loss) for the period	(816)	(473)	(468)

Total comprehensive income (loss) for the period	632	(1,764)	(237)

Total comprehensive income (loss) attributable to:
Shareholders	626	(1,768)	(242)
Non-controlling interests	6	4	5

Prior periods amounts have been revised to reflect immaterial adjustments (see section 12.10, Significant accounting policies, of this report). The accompanying notes are an integral part of these consolidated financial statements.

146      Annual Report 2012

12 Group financial statements 12.6  - 12.6

12.6 Consolidated balance sheets

in millions of euros unless otherwise stated

Consolidated balance sheets of the Philips Group as of December 31

Assets
		2011		2012

Non-current assets
Property, plant and equipment:
- At cost	7,812		7,880
- Less accumulated depreciation	(4,798)		(4,921)
		3,014		2,959
Goodwill		7,016		6,948
Intangible assets excluding goodwill:
- At cost	7,663		7,821
- Less accumulated amortization	(3,667)		(4,090)
		3,996		3,731
Non-current receivables		127		176
Investments in associates		203		177
Other non-current financial assets		346		549
Deferred tax assets		1,729		1,917
Other non-current assets		71		94

Total non-current assets		16,502		16,551
Current assets
Inventories - net		3,625		3,495
Current financial assets		—		—
Other current assets		351		337
Derivative financial assets		229		137
Income tax receivable		162		97
Receivables:
- Accounts receivable - net	4,584		4,334
- Accounts receivable from related parties	19		13
- Other current receivables	225		238
		4,828		4,585
Assets classified as held for sale		551		43
Cash and cash equivalents		3,147		3,834

Total current assets		12,893		12,528

		29,395		29,079

Annual Report 2012      147

12 Group financial statements 12.6 - 12.6

Equity and liabilities
		2011		2012
Equity

Shareholders’ equity:
Preference shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2011: 2,000,000,000 shares), issued none
Common shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2011: 2,000,000,000 shares)
- Issued and fully paid: 957,132,962 shares (2011: 1,008,975,445 shares)	202		191
Capital in excess of par value	813		1,304
Retained earnings	12,878		10,713
Revaluation reserve	70		54
Other reserves	43		(19)
Treasury shares, at cost 42,541,687 shares (2011: 82,880,543 shares)	(1,690)		(1,103)
		12,316		11,140

Non-controlling interests		34		34

Group equity		12,350		11,174
Non-current liabilities
Long-term debt		3,278		3,725
Long-term provisions		1,907		2,132
Deferred tax liabilities		77		92
Other non-current liabilities		1,999		2,001

Total non-current liabilities		7,261		7,950

Current liabilities
Short-term debt		582		809
Derivative financial liabilities		744		517
Income tax payable		191		200
Accounts and notes payable:
- Trade creditors	3,340		2,835
- Accounts payable to related parties	6		4
		3,346		2,839
Accrued liabilities		3,026		3,171
Short-term provisions		787		837
Liabilities directly associated with assets held for sale		61		27
Other current liabilities		1,047		1,555

Total current liabilities		9,784		9,955
Contractual obligations and contingent liabilities

		29,395		29,079

Prior periods amounts have been revised to reflect immaterial adjustments (see section 12.10, Significant accounting policies, of this report). The accompanying notes are an integral part of these consolidated financial statements.

148      Annual Report 2012

12 Group financial statements 12.7 - 12.7

12.7 Consolidated statements of cash flows

in millions of euros

Consolidated statements of cash flows of the Philips Group for the years ended December 31
	2010	2011	2012
Cash flows from operating activities
Net income (loss)	1,448	(1,291)	231
Loss from discontinued operations	26	515	31
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,343	1,454	1,433
Impairment of goodwill, other non-current financial assets and investments in associates	5	1,387	14
Net gain on sale of assets	(204)	(88)	(163)
(Income) loss from investments in associates	(18)	(14)	8
Dividends received from investments in associates	19	44	15
Dividends paid to non-controlling interests	(4)	(4)	(4)
(Increase) in receivables and other current assets	(325)	(365)	(245)
(Increase) in inventories	(545)	(149)	(19)
Increase (decrease) in accounts payable and accrued and other current liabilities	839	(233)	806
Increase in non-current receivables, other assets and other liabilities	(299)	(596)	(584)
(Decrease) increase in provisions	(205)	6	434
Other items	(6)	102	241

Net cash provided by operating activities	2,074	768	2,198

Cash flows from investing activities
Purchase of intangible assets	(53)	(69)	(39)
Proceeds from sale of intangible assets	—	—	160
Expenditures on development assets	(220)	(278)	(347)
Capital expenditures on property, plant and equipment	(572)	(653)	(675)
Proceeds from disposals of property, plant and equipment	129	128	426
Cash from (used for) derivatives and securities	(25)	25	(47)
Purchase of other non-current financial assets	(16)	(43)	(167)
Proceeds from other non-current financial assets	268	87	3
Purchase of businesses, net of cash acquired	(225)	(509)	(259)
Proceeds from sale of interests in businesses, net of cash disposed of	117	19	33

Net cash used for investing activities	(597)	(1,293)	(912)

Cash flows from financing activities
Proceeds from (payments on) issuance of short-term debt	143	(217)	133
Principal payments on short-term portion of long-term debt	(78)	(1,097)	(630)
Proceeds from issuance of long-term debt	69	454	1,228
Treasury shares transaction	65	(671)	(768)
Dividends paid	(296)	(259)	(255)

Net cash used for financing activities	(97)	(1,790)	(292)

Net cash provided by (used for) continuing operations	1,380	(2,315)	994

Annual Report 2012      149

12 Group financial statements 12.7 - 12.7

	2010	2011	2012
Cash flows from discontinued operations
Net cash provided by (used for) operating activities	34	(270)	(296)
Net cash provided by (used for) investing activities	(56)	(94)	40

Net cash provided by (used for) discontinued operations	(22)	(364)	(256)

Net cash provided by (used for) continuing and discontinued operations	1,358	(2,679)	738

Effect of changes in exchange rates on cash and cash equivalents	89	(7)	(51)
Cash and cash equivalents at the beginning of the year	4,386	5,833	3,147

Cash and cash equivalents at the end of the year	5,833	3,147	3,834

Supplemental disclosures to the Consolidated statements of cash flows
	2010	2011	2012
Net cash paid during the year for:
Pensions	(474)	(639)	(610)
Interest	(226)	(231)	(239)
Income taxes	(206)	(582)	(359)
Net gain on sale of assets:
Cash proceeds from the sale of assets	514	234	622
Book value of these assets	(667)	(164)	(434)
Deferred results on sale and leaseback transactions	(4)	—	(25)
Non-cash proceeds	361	18	—

	204	88	163
Non-cash investing and financing information
Assets in lieu of cash from the sale of businesses:
Shares/share options/convertible bonds (continuing operations)	3	18	—
Shares/share options/convertible bonds (discontinued operations)	—	—	17
Conversion of convertible personnel debentures	6	—	4
Treasury shares transaction:
Shares acquired	—	(751)	(816)
Exercise of stock options	65	80	48

Prior periods amounts have been revised to reflect immaterial adjustments (see section 12.10, Significant accounting policies, of this report).

The accompanying notes are an integral part of these consolidated financial statements.

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

150      Annual Report 2012

12 Group financial statements 12.8 - 12.8

12.8 Consolidated statements of changes in equity

in millions of euros unless otherwise stated

Consolidated statements of changes in equity of the Philips Group

	outstanding number of shares in thousands	common share	capital in excess of par value	retained earnings	revaluation reserve	other reserves	treasury shares at cost	shareholders’ equity	non-controlling interests	group equity
Balance as of Jan. 1, 2010	927,457	194	—	15,912	102	(461)	(1,187)	14,560	49	14,609
Total comprehensive income (loss)				112	(16)	530		626	6	632
Dividend distributed	13,667	3	343	(650)				(304)		(304)
Non-controlling interests movement				(6)				(6)	(9)	(15)
Purchase of treasury shares	(15)							—		—
Re-issuance of treasury shares	5,397		(49)	9			111	71		71
Share-based compensation plans			55					55		55
Income tax share-based compensation plans			5					5		5

	19,049	3	354	(535)	(16)	530	111	447	(3)	444

Balance as of Dec. 31, 2010	946,506	197	354	15,377	86	69	(1,076)	15,007	46	15,053
Total comprehensive income (loss)				(1,726)	(16)	(26)		(1,768)	4	(1,764)
Dividend distributed	22,897	5	443	(711)				(263)		(263)
Non-controlling interests movement				(5)				(5)	(16)	(21)
Purchase of treasury shares	(47,508)			(51)			(700)	(751)		(751)
Re-issuance of treasury shares	4,200		(34)	(6)			86	46		46
Share-based compensation plans			56					56		56
Income tax share-based compensation plans			(6)					(6)		(6)

	(20,411)	5	459	(2,499)	(16)	(26)	(614)	(2,691)	(12)	(2,703)

Balance as of Dec. 31, 2011	926,095	202	813	12,878	70	43	(1,690)	12,316	34	12,350
Total comprehensive income (loss)				(164)	(16)	(62)		(242)	5	(237)
Dividend distributed	30,522	6	422	(687)				(259)		(259)
Non-controlling interests movement				—				—	(5)	(5)
Cancellation of treasury shares		(17)		(1,221)			1,238	—		—
Purchase of treasury shares	(46,871)			(47)			(769)	(816)		(816)
Re-issuance of treasury shares	4,845		(22)	(46)			118	50		50
Share-based compensation plans			84					84		84
Income tax share-based compensation plans			7					7		7

	(11,504)	(11)	491	(2,165)	(16)	(62)	587	(1,176)	—	(1,176)

Balance as of Dec. 31, 2012	914,591	191	1,304	10,713	54	(19)	(1,103)	11,140	34	11,174

Prior periods amounts have been revised to reflect immaterial adjustments (see section 12.10, Significant accounting policies, of this report). The accompanying notes are an integral part of these consolidated financial statements.

Annual Report 2012      151

12 Group financial statements 12.9 - 12.9

12.9 Information by sector and main country

in millions of euros

Prior periods amounts have been revised to reflect certain voluntary adopted accounting policy changes, and immaterial adjustments (see section 12.10, Significant accounting policies, of this report).

Information by sector and main country

Sectors

	sales	sales including intercompany	research and development expenses	income from operations	income from operations as a % of sales	cash flow before financing activities
2012
Healthcare	9,983	10,005	(803)	1,122	11.2	1,394
Consumer Lifestyle	5,953	5,967	(301)	593	10.0	597
Lighting	8,442	8,465	(453)	(6)	(0.1)	339
Innovation, Group & Services	410	680	(253)	(679)	—	(1,044)
Inter-sector eliminations		(329)

	24,788	24,788	(1,810)	1,030	4.2	1,286
2011
Healthcare	8,852	8,866	(740)	93	1.1	773
Consumer Lifestyle	5,615	5,626	(313)	217	3.9	(257)
Lighting	7,638	7,652	(409)	(362)	(4.7)	254
Innovation, Group & Services	474	725	(148)	(217)	—	(1,295)
Inter-sector eliminations		(290)

	22,579	22,579	(1,610)	(269)	(1.2)	(525)

2010
Healthcare	8,601	8,611	(698)	922	10.7	1,141
Consumer Lifestyle	5,504	5,518	(282)	449	8.2	288
Lighting	7,552	7,563	(355)	689	9.1	590
Innovation, Group & Services	630	801	(158)	14	—	(542)
Inter-sector eliminations		(206)

	22,287	22,287	(1,493)	2,074	9.3	1,477
Our sectors are organized based on the nature of the products and services. The four sectors comprise Healthcare, Consumer Lifestyle, Lighting and Innovation, Group & Services as shown in the table above. A short description of these sectors is as follows:

Healthcare: Consists of the following businesses - Imaging Systems, Home Healthcare Solutions, Patient Care & Clinical Informatics, and Customer Services.

Consumer Lifestyle: Consists of the following businesses - Lifestyle Entertainment, Personal Care, Domestic Appliances, and Health & Wellness.

Lighting: Consists of the following businesses - Light Sources & Electronics, Professional Lighting Solutions, Consumer Luminaires, Automotive Lighting, and Lumileds.

Innovation, Group & Services: Consists of group headquarters, as well as the overhead expenses of regional and country organizations. Also included are the net results of group innovation, intellectual property & services, the global service units and Philips’ pension and other postretirement benefit costs not directly allocated to the other sectors.

Transactions between the sectors mainly relate to services provided by the sector Innovation, Group & Services to the other sectors. The pricing of such transactions is determined on an arm’s length principle.

152      Annual Report 2012

12 Group financial statements 12.9 - 12.9

Sectors

	total assets	net operating capital	total liabilities excl. debt	current accounts receivable, net	tangible and intangible assets	depreciation and amortization1)	capital expenditures
2012
Healthcare	11,248	7,976	3,185	1,967	7,130	(543)	135
Consumer Lifestyle	3,325	1,217	2,108	892	1,699	(234)	146
Lighting	6,970	4,635	2,313	1,364	4,293	(543)	290
Innovation, Group & Services	7,493	(4,521)	5,738	111	516	(113)	104

	29,036	9,307	13,344	4,334	13,638	(1,433)	675
Assets classified as held for sale	43		27

	29,079		13,371
2011
Healthcare	11,591	8,418	3,087	1,882	7,479	(538)	153
Consumer Lifestyle	3,841	884	2,954	1,339	1,755	(224)	148
Lighting	6,914	4,965	1,927	1,261	4,320	(570)	279
Innovation, Group & Services	6,498	(3,895)	5,156	102	472	(122)	73

	28,844	10,372	13,124	4,584	14,026	(1,454)	653
Assets classified as held for sale	551		61

	29,395		13,185
2010
Healthcare	11,962	8,908	2,978	1,848	8,194	(549)	130
Consumer Lifestyle	4,110	882	3,227	1,335	1,525	(195)	115
of which Television	1,010	(305)	1,315	494	70
Lighting	7,495	5,506	1,972	1,188	5,014	(458)	273
Innovation, Group & Services	9,023	(3,399)	4,822	158	645	(141)	54

	32,590	11,897	12,999	4,529	15,378	(1,343)	572
Assets classified as held for sale	120

	32,710

1)	Includes impairments of tangible and intangible assets excluding goodwill

Goodwill assigned to sectors

	carrying value at January 1	acquisitions	divestments	impairment	transfer to assets classified as held for sale	translation differences and other changes	carrying value at December 31
2012
Healthcare	4,703	(1)	—	—	—	(129)	4,573
Consumer Lifestyle	674	(1)	(6)	—	—	1	668
Lighting	1,639	100	—	—	—	(32)	1,707
Innovation, Group & Services	—	—	—	—	—	—	—

	7,016	98	(6)	—	—	(160)	6,948
2011
Healthcare	5,381	64	(3)	(824)	(2)	87	4,703
Consumer Lifestyle	532	131	(5)	—	(3)	19	674
Lighting	2,122	30	—	(531)	—	18	1,639
Innovation, Group & Services	—	—	—	—	—	—	—

	8,035	225	(8)	(1,355)	(5)	124	7,016

Annual Report 2012      153

12 Group financial statements 12.9 - 12.9

Main countries

	sales1)	tangible and intangible assets
2012
Netherlands	669	886
United States	7,018	8,007
China	2,705	1,114
Germany	1,456	271
Japan	1,208	537
France	1,051	90
India	777	147
Other countries	9,904	2,586

	24,788	13,638
Assets classified as held for sale		6

		13,644
2011
Netherlands	691	908
United States	6,373	8,473
China	2,102	1,126
Germany	1,431	252
Japan	911	618
France	1,046	97
India	678	161
Other countries	9,347	2,391

	22,579	14,026
Assets classified as held for sale		287

		14,313
2010
Netherlands	661	1,109
United States	6,430	9,693
China	1,864	785
Germany	1,436	282
Japan	856	568
France	1,134	100
India	596	81
Other countries	9,310	2,760

	22,287	15,378
Assets classified as held for sale		120

		15,498

1)	The sales are reported based on country of destination

154      Annual Report 2012

12 Group financial statements 12.10 - 12.10

12.10 Significant accounting policies

The Consolidated financial statements in this section have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2012 have been endorsed by the EU, except that the EU did not adopt some of the paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply fully with IFRS as issued by the IASB. These accounting policies have been applied by group entities.

As mentioned in the semi-annual financial statements and detailed at ‘IFRS accounting standards and voluntary accounting policy changes adopted as from 2012’ of this section of the Annual report, the Company applied three voluntary accounting policy changes retrospectively, which resulted in certain reclassifications in the Consolidated statements of income and sector information only and have no impact on Earnings per share, the Consolidated balance sheet, Consolidated statement of cash-flows and Consolidated statement of changes in equity.

As mentioned in section 12.9 Segment information of this Annual Report the previously reported segment GM&S (Group, Management & Services) has been renamed to IG&S (Innovation, Group & Services). This change did not affect the description and the financial information reported under this segment.

The Consolidated financial statements have been prepared under the historical cost convention, unless otherwise indicated.

The Consolidated financial statements are presented in euros, which is the Company’s presentation currency.

On February 25, 2013, the Board of Management authorized the Consolidated financial statements for issue. The Consolidated financial statements as presented in this report are subject to the adoption by the Annual General Meeting of Shareholders.

Use of estimates

The preparation of the Consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. These estimates inherently contain certain degree of uncertainty. Actual results may differ from these estimates under different assumptions or conditions.

These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the Consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We evaluate these estimates and judgments on an ongoing basis and base our estimates on historical experience, current and expected future outcomes, third-party evaluations and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. We revise material estimates if changes occur in the circumstances or there is new information or experience on which an estimate was or can be based.

Estimates significantly impact goodwill and other intangibles acquired, tax on activities disposed, impairments, financial instruments, the accounting for an arrangement containing a lease, revenue recognition (multiple element arrangements), assets and liabilities from employee benefit plans, other provisions and tax and other contingencies, classification of assets and liabilities held for sale and the presentation of items of profit and loss and cash-flows as continued or discontinued. The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred to determine whether the carrying value exceeds the recoverable amount. These analyses generally are based on estimates of future cash flows.

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

For acquisitions on or after January 1, 2010, the Company measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interest in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

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

Any contingent consideration payable is recognized at fair value at the acquisition date and initially is presented as Long-term provisions. When timing and amount of the consideration become more certain, it is reclassified to Other current liabilities as accrued liabilities. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in the Statement of income.

Acquisitions between January 1, 2004 and January 1, 2010

For acquisitions between January 1, 2004 and January 1, 2010, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the recognized amount (generally fair value) of the identifiable assets, liabilities and contingent liabilities of the acquiree. Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurred in connection with business combinations were capitalized as part of the cost of the acquisition. In particular, with respect to contingent consideration

Annual Report 2012      155

12 Group financial statements 12.10 - 12.10

arising from a business combination only in the aforementioned period, any subsequent changes in the measurement of contingent consideration will continue to be treated as an adjustment to the combination’s cost, and thus goodwill, until the amount of consideration is finally determined.

Acquisitions of and adjustments to non-controlling interests

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

Loss of control

Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date the control is lost. Subsequently it is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

Investments in associates (equity-accounted investees)

Associates are all entities over which the Company has significant influence, but not control. Significant influence is presumed with a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Company’s share of the net income of these companies is included in results relating to associates in the Statement of income, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of losses exceeds its interest in an associate, the carrying amount of that interest (including any long-term loans) is reduced to zero and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of an associate. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Remeasurement differences of equity stake resulting from gaining control over the investee previously recorded as associate are recorded under results related to investments in associates.

Investments in associates include loans from the Company to these investees.

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

Foreign currencies

Foreign currency transactions

The financial statements of all group entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The euro (EUR) is the functional and presentation currency of the Company. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of income, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for available-for-sale equity investments (except on impairment in which case foreign currency differences that have been recognized in other comprehensive income are reclassified to profit and loss), which are recognized in other comprehensive income.

All exchange difference items are presented in the same line item as they relate in the Statement of income. However, the results ensuing from fluctuations in foreign currency exchange rates with respect to accounts receivables, accounts payables and intercompany current accounts are credited or debited to Cost of sales.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency using the exchange rate at the date the fair value was determined. Non-monetary items in a foreign currency that are measured based on historical cost are translated using the exchange rate at the date of transaction.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to euro at exchange rates at the reporting date. The income and expenses of foreign operations, are translated to euro at exchange rates at the dates of the transactions.

Foreign currency differences arising on translation of foreign operations into the group’s presentation currency are recognized in other comprehensive income, and presented in the foreign currency translation reserve (translation reserve) in equity. However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to the foreign operation is reclassified to the Statement of income as part of the gain or loss on disposal. When the Company disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Company disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to the Statement of income.

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

156      Annual Report 2012

12 Group financial statements 12.10 - 12.10

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

However, in case the Company neither transfers nor retains substantially all the risks and rewards of ownership of the receivables nor transfers control of the receivables, the receivable is recognized to the extent of the Company’s continuing involvement in the assets. In this case, the Company also recognizes an associated liability. The transferred receivable and associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Other non-current financial assets

Other non-current financial assets include held-to-maturity investments, loans and available-for-sale financial assets and financial assets at fair value through profit or loss.

Held-to-maturity investments are those debt securities which the Company has the ability and intent to hold until maturity. Held-to-maturity debt investments are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts using the effective interest method.

Loans receivable are stated at amortized cost, less impairment.

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

Derivative financial instruments, including hedge accounting

The Company uses derivative financial instruments principally to manage its foreign currency risks and, to a more limited extent, for managing interest rate and commodity price risks. All derivative financial instruments are classified as current assets or liabilities and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The Company measures all derivative financial instruments at fair value derived from market prices of the instruments, or calculated as the present value of the estimated future cash flows based on observable interest yield curves, basis spread and foreign exchange rates, or from option prices models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the Statement of income, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

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

Annual Report 2012      157

12 Group financial statements 12.10 - 12.10

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

The Company capitalizes interest as part of the cost of assets that take a substantial period of time to become ready for use, which is defined by the Company as a period of more than 6 months.

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

Intangible assets other than goodwill

Acquired finite-lived intangible assets are amortized using the straight-line method over their estimated useful life. The useful lives are evaluated annually. Patents and trademarks with a finite useful life acquired from third parties either separately or as part of the business combination are capitalized at cost and amortized over their remaining useful lives. Intangible assets acquired as part of a business combination are capitalized at their acquisition-date fair value.

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

The provision for restructuring relates to the estimated costs of initiated reorganizations, the most significant of which have been approved by the Board of Management, and which generally involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/ or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions. A liability is recognized for those costs only when the Company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. Before a provision is established, the Company recognizes any impairment loss on the assets associated with the restructuring.

The Company provides for onerous contracts, based on the lower of the expected cost of fulfilling the contract and the expected net cost of terminating the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

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

158      Annual Report 2012

12 Group financial statements 12.10 - 12.10

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

Impairment of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. In case of available-for-sale financial assets, a significant or prolonged decline in the fair value of the financial assets below its cost is considered an indicator that the financial assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the Statement of income - is reclassified from the fair value reserve in equity to the Statement of income.

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

Employee benefit accounting

A defined-contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined-contribution pension plans are recognized as an employee benefit expense in the Statement of income in the periods during which services are rendered by employees.

A defined-benefit plan is a post-employment benefit plan other than a defined-contribution plan. The net pension asset or liability recognized in the Consolidated balance sheet in respect of defined-benefit postemployment plans is the fair value of plan assets less the present value of the projected defined-benefit obligation (DBO) at the balance sheet date, together with adjustments for projected unrecognized past-service costs. The projected defined-benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. Recognized assets are limited to the present value of any reductions in future contributions or any future refunds.

To the extent that post-employment benefits vest immediately following the introduction of a change to a defined-benefit plan, the resulting past service costs are recognized immediately.

For the Company’s major plans, a full discount rate curve of high-quality corporate bonds (Towers Watson RATE:Link; 2011: Bloomberg) is used to determine the defined-benefit obligation, whereas for the other plans a single-point discount rate is used based on the plan’s maturity. Plans in countries without a deep corporate bond market use a discount rate based on the local sovereign curve and the plan’s maturity.

Pension costs in respect of defined-benefit postemployment plans primarily represent the increase of the actuarial present value of the obligation for postemployment benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and actual experience. The Company immediately recognizes all actuarial gains and losses in other comprehensive income.

The Company recognizes gains and losses on the curtailment or settlement of a defined-benefit plan when the curtailment or settlement occurs. The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, change in the present value of defined-benefit obligation and any related past service cost that had not previously been recognized.

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

Transfer of risks and rewards varies depending on the individual terms of the contract of sale. For consumer-type products in the sectors Lighting and Consumer Lifestyle, these criteria are met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, or, in cases where such acceptance is not contractually required, when management has established that all aforementioned conditions for revenue recognition have been met. Examples of the above-mentioned delivery conditions are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’, where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer and where title and risk for the goods pass to the customer.

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

Annual Report 2012      159

12 Group financial statements 12.10 - 12.10

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

Shipping and handling billed to customers is recognized as revenues. Expenses incurred for shipping and handling of internal movements of goods are recorded as cost of sales. Shipping and handling related to sales to third parties are recorded as selling expenses. When shipping and handling is part of a project and billed to the customer, then the related expenses are recorded as cost or sales. Service revenue related to repair and maintenance activities for goods sold is recognized ratably over the service period or as services are rendered.

A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the products. For certain products, the customer has the option to purchase an extension of the warranty, which is subsequently billed to the customer. Revenue recognition occurs on a straight-line basis over the contract period.

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

Non-current assets held for sale and discontinued operations are carried at the lower of carrying amount or fair value less costs to sell. Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the Consolidated financial statements and related notes for all years

160      Annual Report 2012

12 Group financial statements 12.10 - 12.10

presented. A discontinued operation is a component of the Company, which comprises operations and cash flows that can be distinguished clearly, both operationally and for financial reporting purposes, from the rest of the Company. A component that previously was held for use will have been one or more cash-generating units. Generally, the disposal of a business that previously was part of a single cash-generating unit does not qualify as a component of an entity and therefore shall not be classified as a discontinued operation if disposed of.

Comparatives in the balance sheet are not re-presented when a non-current asset or disposal group is classified as held for sale. Comparatives are restated for presentation of discontinued operations in the Statement of cash flow and Statement of income.

Upon classification of a disposal group as held for sale the Company may agree with the buyer to retain certain assets and liabilities (e.g. accounts receivable), in which case such items are not presented as part of assets/liabilities held for sale, even though the associated item in the Statement of Income would be presented as part of discontinued operations. The presentation of cash flows relating to such items in that case mirrors the classification in the Statement of Income, i.e. as cash flows from discontinued operations.

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

Segments

Operating segments are components of the Company’s business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the Board of Management of the Company). The Board of Management decides how to allocate resources and assesses performance. Reportable segments comprise the operating sectors: Healthcare, Consumer Lifestyle, Lighting, and, until 2011, the Television business which was part of Consumer Lifestyle. Segment accounting policies are the same as the accounting policies as applied to the Group. Segment reporting comparatives are reclassified for profit or loss purposes, so it is no longer mentioned for the Television business. The previously reported segment GM&S (Group, Management & Services) has been renamed IG&S (Innovation, Group & Services). This change did not affect the description and the financial information reported under this segment. Please refer to section 12.9 for details.

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

IFRS accounting standards and voluntary accounting policy changes adopted as from 2012

The accounting policies set out above have been applied consistently to all periods presented in these Consolidated financial statements except as explained below which addresses changes in accounting policies.

The Company has adopted the following new and amended IFRSs as of January 1, 2012.

IFRS 7 Financial Instruments: Disclosures - Transfer of financial assets

According to this amendment, disclosures are required for financial assets that are derecognized in their entirety and where the entity has continuing ‘involvement’ in them. The amendment was adopted by the Company on January 1, 2012 and impacted disclosures only.

Voluntary changes

The Company has also adopted a number of voluntary accounting policy changes on January 1, 2012. The accounting policy changes have no impact on Earnings per share, the Consolidated balance sheets, Consolidated statements of cash flows and Consolidated statement of changes in equity.

•

Warranty costs previously reported in Selling expenses have been reclassified to Cost of Sales. The reason for this change follows the rationale that warranty expenses are an integral part of the sale of goods and services. The amount included in Cost of Sales in 2012 is EUR 280 million. This policy change has been applied retrospectively and reduced Selling expenses and increased Cost of sales as follows for 2010 and 2011:

	2010	2011
Statements of income
Cost of sales	(325)	(328)
Selling expenses	325	328

•

Amortization of brand name and customer relationship intangible assets previously reported in Cost of sales in the Statements of income has been reclassified to Selling expenses. The reclassification follows the rationale that the use of brand names and customer relationship intangible assets supports the sales process. The amount included in Selling expenses in 2012 is EUR 342 million. This policy change has been applied retrospectively and resulted in a reclassification from Cost of sales to Selling expenses as follows for 2010 and 2011:

	2010	2011
Statements of income
Cost of sales	257	415
Selling expenses	(257)	(415)

•

The third change relates to the intellectual property (IP) policy. IP royalties on products sold by a sector are allocated to that sector. IP royalties related to products, which are no longer sold by a sector, were allocated to Group Management & Services (currently Innovation, Group & Services), with the exception of sector Consumer Lifestyle, where IP royalties on such products were allocated to the sector Consumer Lifestyle itself. As of 2012, all IP royalties on products no longer sold by a sector have been allocated to the sector Innovation, Group & Services (IG&S) to ensure consistency, and the exception for Consumer Lifestyle IP royalties has been abolished. This policy change is applied retrospectively and only impacts the sector information (section 12.9), resulting in a reclassification on the Sales and Income from operations respectively from the sector Consumer Lifestyle to the sector IG&S. This change also has reclassification impacts on the Total assets of sector Consumer Lifestyle and sector IG&S as shown in the sector information (section 12.9). As of 2012, IP royalties have been integrated in the IG&S sector. The reclassifications have been included in the table below.

Annual Report 2012      161

12 Group financial statements 12.10 - 12.10

	2010	2011
Sales in sector information (section 12.9)
Consumer Lifestyle	(270)	(208)
IG&S	270	208
Income from operations in sector information (section 12.9)
Consumer Lifestyle	(230)	(175)
IG&S	230	175
Total assets in sector information (section 12.9)
Consumer Lifestyle	(56)	(42)
IG&S	56	42

Other

The following amendments to standards have not been adopted by the Company in 2012 as they are not applicable to the Company’s Consolidated Financial Statements:

•	IFRS 1 First-time Adoption of IFRSs - Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters;

•	IAS 12 Income Taxes - Deferred Tax: Recovery of Underlying Assets.

Changes in accounting estimate

Pension liability discount rate

The Company uses interest rate curves to discount pension liabilities as part of the accounting for retirement benefits under IAS 19 Employee Benefits. These discount rates are also used for the calculation of pension cost.

Until 2011 the Company has been using interest rate curves as compiled and provided by Bloomberg. Some of these curves, used for the main defined-benefit plans, are no longer available or are no longer fit for continued use. Therefore the Company has decided to select Towers Watson RATE:Link as new source for interest rate curves as the basis for discounting of pension liabilities and calculation of pension cost. It is the assessment of the Company that the RATE:Link curves provide a better estimate of the discount rates. This change has an impact on the balance sheet position for pension plans and the level of pension cost in Income from Operations in the future. However, as the Bloomberg rates are no longer available or fit for use it is not possible to provide an assessment for the impact of this change in accounting estimate as of the defined obligation measurement date of December 31, 2012.

Fair value of derivative financial instruments

The Company uses valuation techniques in order to determine the fair value of derivative financial instruments. During 2012 we revisited the approach of including the basis spread in our calculation of the fair value of derivative instruments to better reflect the contract terms under the current market conditions. As a result of this change in estimate a gain of EUR 46 million was recognised in Financial income and expenses.

Reclassifications and adjustments

Certain items previously reported under specific financial statement captions have been reclassified or adjusted to conform to the current year reporting:

•

Prior period amounts have been revised to adjust for warranty provisions in Lighting related to prior years. These adjustments are not material to the financial statements in any of the prior years. The table below outlines the impact of these adjustments:

	2010	2011
Statements of income
Income from operations	(6)	0
Income taxes	2	0

Net income (loss)	(4)	0

	December 31, 2010	December 31, 2011
Balance sheets
Long-term provisions	27	27
Short-term provisions	28	28
Deferred tax assets	16	16
Shareholders’ equity	(39)	(39)

•

Following a detailed analysis of software development activities, as from 2012 certain software development cost are capitalized under the product development category rather than under the software category. This leads to the following reclassifications:

	December 31, 2010	December 31, 2011
Note 10 – Intangible assets excluding goodwill
Column Product development	104	129
Column Software	(104)	(129)

	2010	2011
Statements of cash flows
Investing: Purchase of intangible assets	27	47
Investing: Expenditures on development assets	(27)	(47)

•

Up to 2011 the Company offset certain payables to customers at the Lighting and Consumer Lifestyle sectors with the receivables from the same customers (netting). In order to reflect appropriate netting, as from 2012 payables to customers that cannot be offset due to accounting rules are recognized as Other current liabilities, with comparative figures being adjusted to follow the same approach. This also has an impact on the statements of cash flows, resulting in the following reclassifications:

	December 31, 2010	December 31, 2011
Balance sheets
Receivables	426	412
Other current liabilities	(426)	(412)

	2010	2011
Statements of cash flows
Operating: Increase in receivables and other current assets	(84)	(26)
Operating: Increase (decrease) in accounts payable, accrued and other liabilities	84	26

•

In 2012 it was noted that intercompany profit elimination on property, plant and equipment was accidentally recognized on a net basis as part of the Translation differences in the property, plant and equipment carrying amount, rather than on a gross basis in Cost and Accumulated depreciation. With regard to the same business, the presentation of finance lease cash inflows should be appropriately presented in the Operating and Financing category rather than in the

162      Annual Report 2012

12 Group financial statements 12.10 - 12.10

Investing category. In the consolidated statements of cash flows, prior years have been adjusted as shown in the table below to reflect appropriate presentation:

	2010	2011
Statements of cash flows
Operating: Depreciation and amortization	(14)	(2)
Operating: Other items	14	2
Operating: Decrease (increase) in inventories	(47)	(68)
Investing: Capital expenditures on property, plant and equipment	49	71
Financing: Proceeds from issuance of long-term debts	(2)	(3)

IFRS accounting standards adopted as from 2013 and onwards

The following standards and amendments to existing standards have been published and are mandatory for the Company beginning on or after January 1, 2013 or later periods, and the Company has not yet early adopted them.

IAS 1 Presentation of financial statements (2011 amendment)

The new amendment requires separation of items presented in other comprehensive income into two groups, based on whether or not they can be recycled into the Statement of income in the future. Items that will not be recycled in the future are presented separately from items that may be recycled in the future. The amendment will be adopted on January 1, 2013 and will be applied retrospectively. The amendment was endorsed by the EU. The application of this amendment impacts presentation and disclosures only.

IAS 19 Employee benefits

The revisions to IAS 19 are effective for annual periods beginning on or after January 1, 2013, and have been endorsed by the EU. In general, the amendment no longer allows for deferral of actuarial gains and losses or cost of plan changes and it introduces significant changes to the recognition and measurement of defined-benefit pension expenses and their presentation in the Statement of income. Additional disclosure requirements have been added for risks and plan objectives and the distinction between short-term and other long-term benefits has been revised. The revisions further clarify the classification of various costs involved in benefit plans like expenses and taxes.

The amendment will have a material impact on income from operations and net income of the Company, resulting from the changes in measurement and reporting of expected returns on plan assets (and interest costs), which is currently reported under income from operations. The revised standard requires interest income or expense to be calculated on the net balance recognized, with the rate used to discount the defined-benefit obligations.

There is no impact on the cash flow statement and the balance sheet, since the Company already applies immediate recognition of actuarial gains and losses in other comprehensive income. The Company also has some unrecognized past-service cost gains and losses which must be recognized. The net impact lowers our balance sheet liabilities with EUR 10 million.

The new standard no longer allows for accrual of future pension administration costs as part of the DBO. Such costs should be expensed as incurred. Under the current standard, the Company in the Dutch plan includes a surcharge for pension administration costs as part of the service costs into the DBO. With the adoption of the new standard this accrual needs to be eliminated resulting in an exclusion of EUR 200 million from the DBO, thereby improving the funded status. This funded status improvement is offset by the impact of the asset ceiling test regarding the Dutch plan’s surplus, and hence there is no further impact on the Company’s balance sheet figures.

The expected negative impact of IAS 19 Revised for post employment defined-benefit plans on Income from Operations and Income before tax for 2013 (as compared to current IAS 19) is:

Income from operations	EUR (280) million
Financial income and expenses	EUR (75) million
Income before taxes	EUR (355) million

As from January 1, 2013 the Company will present net interest expense as part of Financial income and expenses. Comparative figures will be restated accordingly.

The standard also enhances the definition of termination benefits and what constitutes a benefit for future service. In many cases these clarifications are reinforcing the current guidance; therefore this is not expected to materially impact the Consolidated financial statements.

IFRS 9 Financial Instruments

The standard introduces certain new requirements for classifying and measuring financial assets and liabilities. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, derecognition of financial instruments, impairment, and hedge accounting will be applicable from January 1, 2015, although entities are permitted to adopt earlier. This standard has not yet been endorsed by the EU. The new standard will primarily impact the accounting for the available-for-sale securities within Philips and will, accordingly, change the timing and placement (profit or loss versus other comprehensive income) of changes in the respective fair value. The actual impact in the year it is applied cannot be estimated on a reasonable basis.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities (2011)

IFRS 10 introduces a single control model to determine whether an investee should be consolidated. The new standard includes guidance on control with less than half of the voting rights (‘de facto’ control), participating and protective voting rights and agent/principal relationships. The Company does not expect that the adoption will have a significant impact on the Company’s Consolidated financial statements.

Under IFRS 11, the structure of the joint arrangement, although still an important consideration, is no longer the main factor in determining the type of joint arrangement and therefore the subsequent accounting. Instead:

•

The Company’s interest in a joint operation, which is an arrangement in which the parties have rights to the assets and obligations for the liabilities, will be accounted for on the basis of the Company’s interest in those assets and liabilities.

•	The Company’s interest in a joint venture, which is an arrangement in which the parties have rights to the net assets, will be equity-accounted.

The currently applied accounting policy by the Company already means that jointly controlled entities are being accounted for using the equity method. The adoption therefore does not have a material impact on the Company’s Consolidated financial statements.

IFRS 12 brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 requires the disclosure of information about the nature, risks and financial effects of these interests. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures.

These standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

Annual Report 2012      163

12 Group financial statements 12.10 - 12.11

12.11 Notes

all amounts in millions of euros unless otherwise stated

Prior periods amounts have been revised to reflect certain voluntary adopted accounting policy changes, and immaterial adjustments (see section 12.10, Significant accounting policies, of this report). Discontinued operations reflect the effect of classifying the Television business as discontinued operations in 2011, for which the previous years’ results and cash flows have been restated. Movement schedules of balance sheet items include items from continuing and discontinued operations and therefore cannot be reconciled to income from continuing operations and cash flow from continuing operations only.

Notes to the Consolidated financial statements of the Philips Group

Income from operations

For information related to Sales and Income from operations on a geographical and sector basis, see section 12.9, Information by sector and main country, of this report.

Sales and costs by nature

	2010	2011	2012
Sales	22,287	22,579	24,788

Costs of materials used	(7,614)	(8,100)	(9,009)
Employee benefit expenses	(5,777)	(6,053)	(6,933)
Depreciation and amortization	(1,343)	(1,454)	(1,433)
Shipping and handling1)	(931)	(857)	(854)
Advertising and promotion	(835)	(938)	(890)
Lease expense	(297)	(320)	(370	)2)
Audit fees	(20)	(19)	(22)
Other operational costs	(3,462)	(3,802)	(3,944)
Impairment of goodwill	—	(1,355)	—
Other business income and expenses	66	50	(303)

Income from operations	2,074	(269)	1,030

1)	Revised to reflect an adjusted presentation of shipping and handling costs
2)	Lease expense includes EUR 35 million of other costs, such as fuel and electricity, and taxes to be paid and reimbursed to the lessor

Sales composition

	2010	2011	2012
Goods	18,904	19,222	21,248
Services	2,867	2,926	3,130
Royalties	516	431	410

	22,287	22,579	24,788

Philips has no single external customer that represents 10% or more of revenues and therefore no further information is disclosed.

Costs of materials used

Cost of materials used represents the inventory recognized in cost of sales.

Employee benefit expenses

	2010	2011	2012
Salaries and wages	5,035	5,123	5,974
Pension costs	8	138	104
Other social security and similar charges:
- Required by law	571	612	693
- Voluntary	163	180	162

	5,777	6,053	6,933

For further information on pension costs, see note 29, Pensions and other postretirement benefits. Details on the remuneration of the members of the Board of Management and the Supervisory Board, see note 32, Information on remuneration.

Employees

The average number of employees by category is summarized as follows (in FTEs):

	2010	2011	2012
Production	56,005	57,804	58,613
Research & development	11,817	12,941	13,378
Other	32,354	33,033	33,855

Permanent employees	100,176	103,778	105,846
Temporary employees	13,040	16,207	15,575

Continuing operations	113,216	119,985	121,421
Discontinued operations	4,355	3,545	2,982

Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangibles are as follows:

	2010	2011	2012
Depreciation of property, plant and equipment	630	632	696
Amortization of internal-use software	62	55	45
Amortization of other intangible assets	482	594	472
Amortization of development costs	169	173	220

	1,343	1,454	1,433

Depreciation of property, plant and equipment and amortization (including impairment) of software is primarily included in cost of sales. Amortization of the categories of other intangible assets are reported in selling expenses for brand names and customer relationships and are reported in cost of sales for technology based and other intangible assets. Amortization (including impairment) of development cost is included in research and development expenses.

Shipping and handling

Shipping and handling costs are included in cost of sales and selling expenses (see section 12.10, Significant accounting policies, of this report for more information).

Advertising and promotion

Advertising and promotion costs are included in selling expenses.

164      Annual Report 2012

12 Group financial statements 12.11 - 12.11

Audit fees

Fees KPMG

	2010	2011	2012

Audit fees	16.4	15.6	14.7
- consolidated financial statements	10.6	10.1	9.7
- statutory financial statements	5.8	5.5	5.0
Audit-related fees1)	2.6	2.4	5.6
- acquisitions and divestments	1.0	0.1	2.9
- sustainability assurance	0.3	0.5	0.8
- other	1.3	1.8	1.9
Tax fees2)	0.4	0.9	1.3
- tax compliance services	0.4	0.9	1.3
Other fees3)	1.0	0.5	0.7
- royalty investigation	0.4	0.4	0.1
- other	0.6	0.1	0.6

Total	20.4	19.4	22.3

1)	The percentage of services provided in 2012 is 25.1% of the total fees
2)	The percentage of services provided in 2012 is 5.8% of the total fees
3)	The percentage of services provided in 2012 is 3.1% of the total fees

This table ‘Fees KPMG’ forms an integral part of the Company Financial Statements, please refer to note J, Audit fees.

Impairment of goodwill

In 2011, goodwill has been impaired in the Healthcare sector for an amount of EUR 824 million and in the Lighting sector for an amount of EUR 531 million. For further information on impairment of goodwill, see note 9, Goodwill.

Other business income (expenses)

Other business income (expenses) consists of the following:

	2010	2011	2012
Result on disposal of businesses:
- income	9	28	30
- expense	(10)	(26)	(85)
Result on disposal of fixed assets:
- income	49	47	225
- expense	(9)	(11)	(9)
Result on other remaining businesses:
- income	35	50	42
- expense	(8)	(38)	(506)

	66	50	(303)
Total other business income	93	125	297
Total other business expense	(27)	(75)	(600)

In 2012, results on disposal of business was mainly due to sale of industrial sites.

In 2012, results of disposal of fixed assets was mainly due to the transfer of its 50% ownership of Senseo trademark to Sara Lee and sale of real estate assets of the High Tech Campus in Eindhoven, The Netherlands. For further information, see note 5, Discontinued operations and other assets classified as held for sale and note 7, Acquisitions and divestments

In 2012, results on other remaining business were mainly due to non-core revenue and the European Commission fine, related to alleged violation of competition rules in the Cathode-Ray Tubes (CRT) industry, and various legal matters. For further information, see note 25, Contingent liabilities.

Financial income and expenses

	2010	2011	2012
Interest income	40	38	37
Interest income from loans and receivables	17	4	9
Interest income from cash and cash equivalents	23	34	28
Dividend income from available for sale financial assets	6	11	4
Net gains from disposal of financial assets	162	51	1
Net change in fair value of financial assets at fair value through profit or loss	—	6	—
Net change in fair value of financial liabilities at fair value through profit or loss	—	—	44
Net foreign exchange gains	1	—	—
Other finance income	5	6	20

Finance income	214	112	106
Interest expense	(265)	(248)	(278)
Interest on debts and borrowings	(263)	(245)	(271)
Finance charges under finance lease contract	(2)	(3)	(7)
Unwind of discount of provisions	(20)	(33)	(22)
Net foreign exchange losses	—	(2)	—
Impairment loss of financial assets	(2)	(34)	(8)
Net change in fair value of financial assets at fair value through profit or loss	(21)	—	(2)
Other finance expenses	(27)	(35)	(42)

Finance expense	(335)	(352)	(352)

Financial income and expenses	(121)	(240)	(246)

Net financial income and expense showed a EUR 246 million expense in 2012, which was EUR 6 million higher than in 2011. Total finance income of EUR 106 million included a EUR 46 million gain related to a change in estimate on the valuation of long term derivative contracts. Other finance income was EUR 20 million. Total finance expense of EUR 352 million included EUR 8 million impairment charges. Other financial expense consisted of EUR 22 million of accretion expenses mainly associated with discounted provisions and uncertain tax positions and EUR 42 million other financing charges.

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

Annual Report 2012      165

12 Group financial statements 12.11 - 12.11

for more details) and EUR 4 million resulted from the sale of SHL Telemedicine Ltd Interest income from loans and receivables included EUR 15 million related to interest received on the convertible bonds received from the shareholding in TPV Technology and CBaySystems Holdings (CBAY). Total finance expense of EUR 335 million included EUR 21 million of losses mainly in relation to fair value revaluations on the convertible bonds received from TPV Technology and CBAY prior to their redemption in September and October respectively.

Income taxes

The tax expense on income before tax amounted to EUR 308 million (2011: EUR 283 million, 2010: EUR 497 million).

The components of income before taxes and income tax expense are as follows:

	2010	2011	2012
Netherlands	952	244	(158)
Foreign	1,001	(753)	942

Income before taxes of continuing operations	1,953	(509)	784

Netherlands:
Current tax income (expense)	(103)	(40)	(79)
Deferred tax income (expense)	(144)	44	(43)

	(247)	4	(122)

Foreign:
Current tax income (expense)	(210)	(360)	(280)
Deferred tax income (expense)	(50)	149	117

	(260)	(211)	(163)

Income tax expense of continuing operations	(497)	(283)	(308)
Income tax expense of discontinued operations	(10)	76	23

Income tax expense	(507)	(207)	(285)
The components of income tax expense are as follows:

	2010	2011	2012

Current tax expense	(357)	(390)	(371)
Prior year results	44	(10)	12

Current tax income (expense)	(313)	(400)	(359)

	2010	2011	2012
Recognition of previously unrecognized tax losses	9	20	1
Current year tax loss carried forwards not recognized	(55)	(89)	(50)
Temporary differences (not recognized) recognized	(5)	15	2
Prior year results	(16)	31	(2)
Tax rate changes	(4)	(1)	(4)
Origination and reversal of temporary differences	(125)	217	127

Deferred tax income (expense)	(196)	193	74

Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rates vary from 10.0% to 42.0%, which results in a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25% (2011: 25.0%; 2010: 25.5%).

A reconciliation of the weighted average statutory income tax rate to the effective income tax rate of continuing operations is as follows:

in %

	2010	2011	2012
Weighted average statutory income tax rate	26.6	55.4	25.8
Tax rate effect of:
Changes related to:
- utilization of previously reserved loss carryforwards	(0.5)	3.9	(0.1)
- new loss carryforwards not expected to be realized	2.1	(17.6)	6.4
- addition (releases)	0.3	2.9	(0.3)
Non-tax-deductible impairment charges	—	(98.3)	0.3
Non-taxable income	(7.5)	11.1	(7.6)
Non-tax-deductible expenses	3.9	(22.4)	27.9
Withholding and other taxes	1.2	(4.5)	2.8
Tax rate changes	0.2	(0.1)	0.5
Prior year tax results	(1.4)	4.5	(1.2)
Tax expenses due to other liabilities	(0.4)	(9.0)	1.2
Tax incentives and other	0.9	18.5	(16.4)

Effective tax rate	25.4	(55.6)	39.3

The weighted average statutory income tax rate decreased in 2012 compared to 2011, as a consequence of a change in the country mix of income tax rates, as well as a significant change of the mix of profits and losses in the various countries.

The effective income tax rate is higher than the weighted average statutory income tax rate in 2012, mainly due to the non-tax-deductible European Commission ruling for the alleged violation of competition rules in the Cathode-Ray Tubes (CRT) industry, new losses carryforward not expected to be realized, and income tax expenses due to tax provisions for uncertain tax positions, which were partly offset by non-taxable income as well as incidental tax benefits.

166      Annual Report 2012

12 Group financial statements 12.11—12.11

Deferred tax assets and liabilities

Net deferred tax assets relate to the following balance sheet captions and tax loss carryforwards (including tax credit carryforwards), of which the movements during the years 2012 and 2011 respectively are as follows:

	December 31, 2011	recognized in income	recognized in OCI	acquisitions/ divestments	other1)	December 31, 2012
Intangible assets	(1,074)	165	—	(35)	16	(928)
Property, plant and equipment	77	(2)	—	—	(7)	68
Inventories	221	41	—	—	(4)	258
Prepaid pension assets	2	(70)	72	—	(4)	—
Other receivables	44	13	—	—	(2)	55
Other assets	19	17	(7)	—	13	42
Provisions:
- pensions	617	(80)	82	—	(22)	597
- guarantees	34	(8)	—	—	—	26
- termination benefits	42	67	5	—	4	118
- other postretirement benefits	71	3	(3)	—	1	72
- other provisions	636	(33)	10	—	(8)	605
Other liabilities	231	(63)	(4)	—	7	171
Tax loss carryforwards
(including tax credit carryforwards)	732	24	(7)	6	(14)	741

Net deferred tax assets	1,652	74	148	(29)	(20)	1,825

	December 31, 2010	recognized in income	recognized in OCI	acquisitions/ divestments	other1)	December 31, 2011
Intangible assets	(1,217)	180	—	(3)	(34)	(1,074)
Property, plant and equipment	40	30	—	—	7	77
Inventories	242	(9)	—	—	(12)	221
Prepaid pension costs	(1)	(55)	58	—	—	2
Other receivables	38	6	—	—	—	44
Other assets	28	(26)	19	—	(2)	19
Provisions:
- pensions	569	(88)	119	—	17	617
- guarantees	27	7	—	—	—	34
- termination benefits	68	(26)	—	—	—	42
- other postretirement benefits	79	(4)	(6)	—	2	71
- other provisions	545	62	(6)	1	34	636
Other liabilities	82	145	(1)	(4)	9	231
Tax loss carryforwards (including tax credit carryforwards)	696	(29)	—	1	64	732

Net deferred tax assets	1,196	193	183	(5)	85	1,652

1)	Primarily includes foreign currency translation differences which were recognized in OCI

Annual Report 2012      167

12 Group financial statements 12.11 - 12.11

Deferred tax assets and liabilities relate to the balance sheet captions, as follows:

	assets	liabilities	net
2012
Intangible assets	151	(1,079)	(928)
Property, plant and equipment	115	(47)	68
Inventories	263	(5)	258
Prepaid pension costs	2	(2)	—
Other receivables	58	(3)	55
Other assets	54	(12)	42
Provisions:
- pensions	599	(2)	597
- guarantees	26	—	26
- termination benefits	117	1	118
- other postretirement	72	—	72
- other	624	(19)	605
Other liabilities	198	(27)	171
Tax loss carryforwards (including tax credit carryforwards)	741	—	741

	3,020	(1,195)	1,825
Set-off of deferred tax positions	(1,103)	1,103	—

Net deferred tax assets	1,917	(92)	1,825

	assets	liabilities	net
2011
Intangible assets	55	(1,129)	(1,074)
Property, plant and equipment	147	(70)	77
Inventories	231	(10)	221
Prepaid pension costs	6	(4)	2
Other receivables	56	(12)	44
Other assets	50	(31)	19
Provisions:			—
- pensions	619	(2)	617
- guarantees	34	—	34
- termination benefits	59	(17)	42
- other postretirement	70	1	71
- other	654	(18)	636
Other liabilities	267	(36)	231
Tax loss carryforwards (including tax credit carryforwards)	732	—	732

	2,980	(1,328)	1,652
Set-off of deferred tax positions	(1,251)	1,251	—

Net deferred tax assets	1,729	(77)	1,652

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

The net deferred tax assets of EUR 1,825 million (2011: EUR 1,652 million) consist of deferred tax assets of EUR 1,917 million (2011: EUR 1,729 million) in countries with a net deferred tax asset position and deferred tax liabilities of EUR 92 million (2011: EUR 77 million) in countries with a net deferred tax liability position. Of the total deferred tax assets of EUR 1,917 million at December 31, 2012, (2011: EUR 1,729 million), EUR 507 million (2011: EUR 487 million) is recognized in respect of fiscal entities in various countries where there have been fiscal losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize these deferred tax assets.

At December 31, 2012 and 2011, there were no recognized deferred tax liabilities for taxes that would be payable on the unremitted earnings of certain foreign subsidiaries of Philips Holding USA (PHUSA) since it has been determined that undistributed profits of such subsidiaries will not be distributed in the foreseeable future. The temporary differences associated with the investments in subsidiaries of PHUSA, for which a deferred tax liability has not been recognized, aggregate to EUR 35 million (2011: EUR 36 million).

At December 31, 2012, operating loss carryforwards expire as follows:

						2017/		unlimi-
Total	2013	2014	2015	2016	2017	2021	later	ted
4,812	32	39	9	18	11	29	989	3,685

The Company also has tax credit carryforwards of EUR 110 million, which are available to offset future tax, if any, and which expire as follows:

						2017/		unlimi-
Total	2013	2014	2015	2016	2017	2021	later	ted
110	—	—	—	—	4	19	72	15

At December 31, 2012 , operating loss and tax credit carryforwards for which no deferred tax assets have been recognized in the balance sheet, expire as follows:

						2017/		unlimi-
Total	2013	2014	2015	2016	2017	2021	later	ted
2,007	13	15	2	2	1	11	11	1,952

At December 31, 2012, the amount of deductible temporary differences for which no deferred tax asset has been recognized in the balance sheet is EUR 157 million (2011: EUR 164 million).

Classification of the income tax payable and receivable is as follows:

	2011	2012
Income tax receivable	162	97
Income tax receivable - under non-current receivables	1	—
Income tax payable	(191)	(200)
Income tax payable - under non-current liabilities	(1)	—

Tax risks

Philips is exposed to tax uncertainties. These uncertainties included amongst others the following:

Transfer pricing uncertainties

Philips has issued transfer pricing directives, which are in accordance with international guidelines such as those of the Organization of Economic Co-operation and Development. As transfer pricing has a cross-border effect, the focus of local tax authorities on implemented transfer pricing procedures in a country may have an impact on results in another country. In order to reduce the transfer pricing uncertainties, monitoring procedures are carried out by Group Tax and Internal Audit to safeguard the correct implementation of the transfer pricing directives.

Tax uncertainties on general service agreements and specific allocation contracts

Due to the centralization of certain activities in a limited number of countries (such as research and development, centralized IT, corporate functions and head office), costs are also centralized. As a consequence, these costs and/or revenues must be allocated to the beneficiaries, i.e.

168      Annual Report 2012

12 Group financial statements 12.11 - 12.11

the various Philips entities. For that purpose, apart from specific allocation contracts for costs and revenues, general service agreements (GSAs) are signed with a large number of group entities. Tax authorities review the implementation of GSAs, apply benefit tests for particular countries or audit the use of tax credits attached to GSAs and royalty payments, and may reject the implemented procedures. Furthermore, buy in/out situations in the case of (de)mergers could affect the tax allocation of GSAs between countries. The same applies to the specific allocation contracts.

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

Tax uncertainties due to permanent establishments

In countries where e.g. Philips starts new operations or alters business models, the issue of permanent establishment may arise. This is because when operations in a country involves a Philips organization in another country, there is a risk that tax claims will arise in the former country as well as in the latter country.

Investments in associates

The changes during 2012 are as follows:

Investments in associates

	loans	investments	total
Balance as of January 1, 2012	2	201	203
Changes:
Acquisitions/Additions	—	13	13
Sales/Redemption	(2)	(1)	(3)
Reclassifications	—	(6)	(6)
Share in income	—	(8)	(8)
Impairments	—	(5)	(5)
Dividends declared	—	(15)	(15)
Translation and exchange rate differences	—	(2)	(2)

Balance as of December 31, 2012	—	177	177

The share in income mainly relates to restructuring charges recognized within a lighting venture in which Philips has a participation of 50%.

On December 5, 2012 the Company announced that it received a fine of EUR 313 million from the European Commission following an investigation into alleged violation of competition rules in the Cathode-Ray Tubes (CRT) industry. In addition, the European Commission has ordered Philips and LG Electronics to be jointly and severally liable to pay a fine of EUR 392 million for an alleged violation of competition rules by LG.Philips Displays (LPD), a 50/50 joint venture between the Company and LG Electronics. In 2006, LPD went bankrupt. The amount of EUR 196 million (being 50% of the fine related to LPD) is recorded under Results relating to investments in associates. The book value of our interest in LPD is valued at nil, therefore the loss is recognized in Other current liabilities and is not visible in the table above.

Summarized information of investments in associates

Unaudited summarized financial information on the Company’s most significant investments in associates, on a combined basis, is presented below. It is based on the most recent available financial information.

Included from April 2012 is the 30%-interest in TP Vision Holding which includes the former Philips TV business.

	2010	2011	2012
Net sales	353	408	2,534
Income before taxes	47	86	(7)
Income taxes	(16)	(27)	2
Other income (loss)	—	—	—

Net income	31	59	(5)

Total share in net income of associates recognized in the Consolidated statements of income	14	18	(8)

	2011	2012
Current assets	669	1,635
Non-current assets	227	485

	896	2,120
Current liabilities	(475)	(1,544)
Non-current liabilities	(58)	(186)

Net asset value	363	390

Investments in associates included in the Consolidated balance sheet	201	177

Discontinued operations and other assets classified as held for sale

Discontinued operations: Television business

The Television business’s long-term strategic partnership agreement with TPV was signed on April 1, 2012. The results related to the Television business are reported under Discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows.

In 2012, the Television business reported a loss of EUR 31 million. Net operational results of the discontinued operations after-tax amounted to a loss of EUR 31 million (2011: loss of EUR 162 million; 2010: loss of EUR 26 million).

At moment of the divestment a loss of EUR 5 million related to currency translation differences reported in other comprehensive income was recognized in discontinued operations in the income statement.

In 2011, the total net loss reported related to the sale of the Television operations and amounted to approximately EUR 380 million, which mainly comprises present value of initial contributions made to the TV venture (EUR 183 million), total disentanglement costs (EUR 81 million), contributed assets which were not fully recovered (EUR 66 million) and various smaller other items, offset by the revenue associated with the sale, including the fair value of a contingent consideration and a retained 30% interest in the TV venture.

In addition to the contributions that were agreed and recognized as loss on onerous contract, Philips made commitments to provide further financing to the TV venture if needed; for more details see note 24, Contractual obligations.

The following table summarizes the results of the Television business included in the Consolidated statements of income as discontinued operations.

Annual Report 2012      169

12 Group financial statements 12.11 - 12.11

	2010	2011	2012
Sales	3,132	2,702	563
Costs and expenses	(3,148)	(2,913)	(622)
Expected loss on sale of discontinued operations	—	(380)	5

Income (loss) before taxes	(16)	(591)	(54)
Income taxes	(10)	76	23
Operational income tax	(10)	49	28
Income tax on loss on sale of discontinued operations	—	27	(5)

Results from discontinued operations	(26)	(515)	(31)

The following table presents the assets and liabilities of the Television business, classified as held for sale and liabilities directly associated with assets held for sale in the Consolidated balance sheets at December 31, 2011.

In the 2012 column the divested assets and liabilities are presented.

	2011	20121)
Property, plant and equipment	46	91
Intangible assets including goodwill	44	—
Write down to fair value less costs to sell	(90)	—
Inventories	175	124
Other assets	26	25

Assets classified as held for sale	201	240
Provisions	(7)	(6)

Liabilities directly associated with assets held for sale	(7)	(6)

1)	At fair value transferred assets

Non-transferrable balance sheet positions, such as accounts receivable, accounts payable and restructuring and warranty provisions are reported on the respective balance sheet captions.

For further information see notes, note 20, Provisions and note 24, Contractual obligations.

Other assets classified as held for sale

Assets and liabilities directly associated with assets held for sale relate to property, plant and equipment for an amount of EUR 1 million (December 31, 2011 EUR 269 million) and business divestments of EUR 15 million at December 31 2012 (December 31, 2011 EUR 27 million).

On March 29, 2012, Philips announced the completion of the High Tech Campus transaction with proceeds of EUR 425 million, consisting of a EUR 373 million cash transaction and an amount of EUR 52 million that will be received in future years. The gain from the transaction, after deducting expenses related to other real estate efficiency measures which are part of the EUR 800 million cost reduction program announced in 2011, will be EUR 65 million, EUR 37 million of which was recognized in the first quarter of 2012 in income from operations while EUR 28 million was deferred to future periods and is recognized periodically starting as of April 2012. The deferral of the gain relates to the finance lease element in the sale and lease-back arrangement part of the deal.

In 2012, Philips divested several industrial sites in sector Lighting, the Speech Processing business in Consumer Lifestyle and a minor service activity in sector Healthcare. The transactions of the industrial sites resulted in a loss of EUR 95 million, consisting of contributed assets, which were not fully recovered leading to an EUR 14 million impairment on property, plant and equipment and EUR 81 million loss reported in other business expense as result on disposal of businesses. As part of these divestments onerous supply agreements were signed, which amount to EUR 60 million at December 31, 2012. The speech Processing business resulted in a gain of EUR 21 million gain reported in other business income as result on disposal of business.

170      Annual Report 2012

12 Group financial statements 12.11 - 12.11

Earnings per share

Earnings per share

		2010			2011			2012
Income (loss) from continuing operations		1,474			(776)			262
Income attributable to non-controlling interest		6			4			5

Income (loss) from continuing operations attributable to shareholders		1,468			(780)			257

Income (loss) from discontinued operations		(26)			(515)			(31)

Net income (loss) attributable to shareholders		1,442			(1,295)			226

Weighted average number of common shares outstanding (after deduction of treasury shares) during the year		941,417,235	1)		952,535,685	1)		921,827,725
Plus incremental shares from assumed conversions of:
Options and restricted share rights	7,548,916			4,309,777			5,014,991
Convertible debentures	314,874			173,890			106,204
Dilutive potential common shares		7,863,790			4,483,667			5,121,195
Adjusted weighted average number of shares (after deduction of treasury shares) during the year		949,281,025	1)		957,019,352	1)		926,948,920

Basic earnings per common share in euros 2)
Income (loss) from continuing operations		1.57			(0.81)			0.28
Income (loss) from discontinued operations		(0.03)			(0.54)			(0.03)
Income (loss) from continuing operations attributable to shareholders		1.56			(0.82)			0.28
Net income (loss) attributable to shareholders		1.53			(1.36)			0.25

Diluted earnings per common share in euros2,3,4)
Income (loss) from continuing operations		1.55			(0.81)			0.28
Income (loss) from discontinued operations		(0.03)			(0.54)			(0.03)
Income (loss) from continuing operations attributable to shareholders		1.55			(0.82)			0.28
Net income (loss) attributable to shareholders		1.52			(1.36)			0.24

Dividend distributed per common share in euros		0.70			0.75			0.75

1)	Adjusted to make previous years comparable for the bonus shares (889 thousand) issued in May 2012
2)	The effect on income of items affecting earnings per share is considered immaterial
3)

In 2012, 2011 and 2010, respectively 36 million, 37 million and 36 million securities that could potentially dilute basic EPS were not included in the computation of dilutive EPS because the effect would have been antidilutive for the periods presented

4)	The incremental shares from assumed conversion are not taken into account in the periods for which there is a loss attributable to shareholders, as the effect would be antidilutive

Acquisitions and divestments

2012

During 2012, Philips entered into one acquisition. On January 9, 2012 Philips acquired (in)directly 99.93% of the outstanding shares of Industrias Derivadas del Aluminio, S.L. (Indal). This acquisition involved a cash consideration of EUR 210 million and has been accounted for using the acquisition method. By the end of July 2012, Indal was fully owned by Philips.

Measured on a yearly basis, the aggregated impact of this acquisition on Group Sales, Income from operations, Net income and Net income per common share (on a fully diluted basis) is not material in respect of IFRS 3 disclosure requirements.

Philips completed in the first quarter of 2012 the divestment of the Television business. Furthermore there were several divestments of business activities during 2012, which comprised the divestment of certain Lighting manufacturing activities, Speech Processing activities and certain Healthcare service activities. These transactions involved an aggregated consideration of EUR 49 million and are therefore deemed immaterial in respect of IFRS 3 disclosure requirements .

For further information on divestments, reference is made to note 5, Discontinued operations and other assets classified as held for sale.

On January 26, 2012, Philips agreed to extend its partnership with Sara Lee Corp (Sara Lee) to drive growth in the global coffee market. Under a new exclusive partnership framework, which will run through to 2020, Philips will be the exclusive Senseo consumer appliance manufacturer and distributor for the duration of the agreement. As part of the agreement, Philips transferred its 50% ownership right in the Senseo trademark to Sara Lee. Under the terms of the agreement, Sara Lee paid Philips a total consideration of EUR 170 million. The consideration was recognized in Other business income for an amount of EUR 160 million. The remainder was included in various line items of the Consolidated statements of income (EUR 8 million) or deducted from the book value of Property, plant and equipment (EUR 2 million).

Annual Report 2012      171

12 Group financial statements 12.11 - 12.11

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

172      Annual Report 2012

12 Group financial statements 12.11 - 12.11

Property, plant and equipment

	land and buildings	machinery and installations	other equipment	prepayments and construction in progress	total
Balance as of January 1, 2012:
Cost	1,981	3,914	1,552	365	7,812
Accumulated depreciation	(895)	(2,762)	(1,141)	—	(4,798)

Book value	1,086	1,152	411	365	3,014
Change in book value:
Capital expenditures	95	114	98	497	804
Assets available for use	125	312	116	(553)	—
Acquisitions	1	4	12	—	17
Disposals and sales	(64)	(8)	(10)	(10)	(92)
Depreciation	(77)	(358)	(188)	—	(623)
Impairments	(13)	(33)	(12)	(1)	(59)
Transfer to assets classified as held for sale	(23)	(2)	(1)	1	(25)
Reclassifications	(29)	—	—	—	(29)
Translation differences	(12)	(28)	(3)	(5)	(48)

Total changes	3	1	12	(71)	(55)
Balance as of December 31, 2012:
Cost	1,924	4,004	1,658	294	7,880
Accumulated depreciation	(835)	(2,851)	(1,235)	—	(4,921)

Book value	1,089	1,153	423	294	2,959

	land and buildings	machinery and installations	other equipment	prepayments and construction in progress	total
Balance as of January 1, 2011:
Cost	2,273	3,837	1,715	273	8,098
Accumulated depreciation	(964)	(2,670)	(1,319)	—	(4,953)

Book value	1,309	1,167	396	273	3,145
Change in book value:
Capital expenditures	16	118	103	486	723
Assets available for use	49	216	117	(382)	—
Acquisitions	1	11	2	2	16
Disposals and sales	(58)	(12)	(12)	(3)	(85)
Depreciation	(84)	(347)	(166)	—	(597)
Impairments	(13)	(16)	(14)	(2)	(45)
Transfer to assets classified as held for sale	(157)	(10)	(17)	(16)	(200)
Reclassifications	11	—	—	—	11
Translation differences	12	25	2	7	46

Total changes	(223)	(15)	15	92	(131)
Balance as of December 31, 2011:
Cost	1,981	3,914	1,552	365	7,812
Accumulated depreciation	(895)	(2,762)	(1,141)	—	(4,798)

Book value	1,086	1,152	411	365	3,014

Land with a book value of EUR 152 million at December 31, 2012 (2011: EUR 180 million) is not depreciated.

Property, plant and equipment includes lease assets with a book value of EUR 248 million at December 31, 2012 (2011: EUR 196 million). The total book value of assets no longer productively employed, mainly included in land and buildings, amounted to EUR 4 million at December 31, 2012 (2011: EUR 11 million).

The expected useful lives of property, plant and equipment are as follows:

Buildings	from 5 to 50 years
Machinery and installations	from 3 to 20 years
Other equipment	from 1 to 10 years

Annual Report 2012      173

12 Group financial statements 12.11 - 12.11

Capitalized interest included in capital expenditures is not significant.

Changes in expected useful lives and residual values have an insignificant effect on depreciation in current and future years.

Goodwill

The changes in 2011 and 2012 were as follows:

	2011	2012
Balance as of January 1:
Cost	8,742	9,224
Amortization / Impairments	(707)	(2,208)

Book value	8,035	7,016

Changes in book value:
Acquisitions	225	98
Divestments	(8)	(6)
Impairments	(1,355)	—
Transfer to assets classified as held for sale	(5)	—
Translation differences	124	(160)

Balance as of December 31:
Cost	9,224	9,119
Amortization / Impairments	(2,208)	(2,171)

Book value	7,016	6,948

Acquisitions in 2012 include goodwill related to the acquisition of Indal for EUR 100 million. In addition, goodwill changed due to the finalization of purchase price accounting related to acquisitions in the prior year.

Acquisitions in 2011 include mainly the goodwill related to the acquisition of Povos (kitchen appliances) for EUR 102 million, Sectra (mammography business operations) EUR 41 million and Optimum Lighting EUR 30 million.

For impairment testing, goodwill is allocated to (groups of) cash-generating units (typically one level below operating sector level), which represents the lowest level at which the goodwill is monitored internally for management purposes.

In 2012, the organizational structure of the Lighting sector was changed. As a result of the change, the goodwill associated with the former unit Lamps was allocated to Light Sources & Electronics. In addition, the goodwill associated with the former Lighting Systems & Controls unit was allocated to Light Sources & Electronics and to Professional Lighting Solutions (former name was Professional Luminaires).

Goodwill allocated to the cash-generating units Respiratory Care & Sleep Management, Imaging Systems, Patient Care & Clinical Informatics and Professional Lighting Solutions is considered to be significant in comparison to the total book value of goodwill for the Group at December 31, 2012. The amounts allocated are presented below:

	2011		2012
Respiratory Care & Sleep Management	1,779		1,706
Imaging Systems	1,507		1,482
Patient Care & Clinical Informatics	1,360		1,331
Professional Lighting Solutions	1,260	1)	1,337

1)	Revised to reflect the new organizational structure of the Lighting sector

The basis of the recoverable amount used in the annual (performed in the second quarter) and trigger-based impairment tests is the value in use. Key assumptions used in the impairment tests for the units in the table above were sales growth rates, income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts that cover an initial period from 2012 to 2016 that matches the period used for our strategic process. Projections were extrapolated with stable or declining growth rates for a period of 5 years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and margins used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages.

Income from operations in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies.

Cash flow projections of Respiratory Care & Sleep Management, Imaging Systems, Patient Care & Clinical Informatics and Professional Lighting Solutions for 2012 were based on the following key assumptions (based on the annual impairment test performed in the second quarter):

in %

	compound sales growth rate1)
	initial forecast period	extra- polation period2)	used to calculate terminal value	pre-tax discount rates
Respiratory Care & Sleep Management	8.0	5.8	2.7	11.2
Imaging Systems	3.4	2.9	2.7	12.8
Patient Care & Clinical Informatics	6.5	4.1	2.7	13.2
Professional Lighting Solutions	6.6	5.3	2.7	13.0

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period
2)	Also referred to later in the text as compound long-term sales growth rate

The assumptions used for the 2011 cash flow projections were as follows:

in %

	compound sales growth rate1)
	forecast period	extra- polation period2)	used to calculate terminal value	pre-tax discount rates
Respiratory Care & Sleep Management	7.6	5.6	2.7	11.5
Imaging Systems	7.2	4.7	2.7	11.8
Patient Care & Clinical Informatics	8.2	5.6	2.7	13.4
Professional Luminaires	9.5	6.1	2.7	13.6

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period
2)	Also referred to later in the text as compound long-term sales growth rate

The headroom of Respiratory Care & Sleep Management was estimated at EUR 560 million. The following changes could, individually, cause the value in use to fall to the level of the carrying value:

	increase in pre-tax discount rate, basis points	decrease in long-term growth rate, basis points	decrease in terminal value amount, %
Respiratory Care & Sleep Management	210	400	30.0

174      Annual Report 2012

12 Group financial statements 12.11 - 12.11

Based on the annual impairment test, it was noted that for Professional Lighting Solutions the estimated recoverable amount approximates the carrying value of the cash-generating unit. Consequently, any adverse change in key assumptions would, individually, cause an impairment loss to be recognized.

The results of the annual impairment test of Imaging Systems and Patient Care & Clinical Informatics have indicated that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Additional information 2012

Other cash-generating units, to which a lower amount of goodwill is allocated, are sensitive to fluctuations in the assumptions as set out above.

Based on the annual impairment test, it was noted that the headroom for the cash-generating unit Home Monitoring was EUR 49 million. An increase of 140 points in pre-tax discounting rate, a 250 basis points decline in the compound long-term sales growth rate or a 20 % decrease in terminal value would cause its value in use to fall to the level of its carrying value. The goodwill allocated to Home Monitoring at at December 31, 2012 amounted to EUR 42 million.

Based on the annual impairment test, it was noted that the headroom for the cash-generating unit Consumer Luminaires was EUR 153 million. An increase of 380 points in pre-tax discounting rate, a 710 basis points decline in the compound long-term sales growth rate or a 52 % decrease in terminal value would cause its value in use to fall to the level of its carrying value. The goodwill allocated to Consumer Luminaires at December 31, 2012 amounted to EUR 133 million.

Based on the Q4 trigger-based impairment test, it was noted that the headroom for the cash-generating unit Lumileds was EUR 174 million. An increase of 150 basis points in pre-tax discounting rate, a 400 basis points decline in the compound long-term sales growth or a 19% decrease in terminal value would cause its value in use to fall to the level of its carrying value. The goodwill allocated to Lumileds at December 31, 2012 amounted to EUR 132 million.

Impairment charge 2011

Based on the annual test in 2011 the recoverable amounts for certain cash-generating units were estimated to be lower than the carrying amounts, and therefore impairment was identified as follows:

Cash-generating unit	reportable segment	amount of impairment
Respiratory Care & Sleep Management	Healthcare	450
Home Monitoring	Healthcare	374
Professional Luminaires	Lighting	304
Consumer Luminaires	Lighting	227

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

The pre-tax discount rate applied to the 2011 cash flow projection is 11.6%.

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

The pre-tax discount rate applied to the 2011 cash flow projection is 12.6%.

Please refer to section 12.9, Information by sector and main country, of this report for a specification of goodwill by sector.

Intangible assets excluding goodwill

The changes were as follows:

	other intangible assets	product development	software	total
Balance as of January 1, 2012:
Cost	5,857	1,437	369	7,663
Amortization/impairments	(2,593)	(793)	(281)	(3,667)

Book value	3,264	644	88	3,996

Changes in book value:
Additions	11	347	29	387
Acquisitions and purchase price allocation adjustments	137	—	—	137
Amortization	(455)	(190)	(44)	(689)
Impairment losses	(17)	(30)	(2)	(49)
Translation differences	(42)	(10)	—	(52)
Other	(2)	6	(3)	1

Total changes	(368)	123	(20)	(265)

Balance as of December 31, 2012:
Cost	5,868	1,584	369	7,821
Amortization/impairments	(2,972)	(817)	(301)	(4,090)

Book Value	2,896	767	68	3,731

Annual Report 2012      175

12 Group financial statements 12.11 - 12.11

	other intangible assets	product development	software	total
Balance as of January 1, 2011:
Cost	5,486	1,271	440	7,197
Amortization/impairments	(1,956)	(708)	(335)	(2,999)

Book value	3,530	563	105	4,198
Changes in book value:
Additions	31	292	40	363
Acquisitions and purchase price allocation adjustments	242	(1)	(1)	240
Amortization/deductions	(444)	(172)	(53)	(669)
Impairment losses	(153)	(15)	(2)	(170)
Transfer to assets classified as held for sale	(8)	(26)	1	(33)
Translation differences	72	16	1	89
Other	(6)	(14)	(2)	(22)

Total changes	(266)	80	(16)	(202)
Balance as of December 31, 2011:
Cost	5,857	1,437	369	7,663
Amortization/impairments	(2,593)	(793)	(281)	(3,667)

Book value	3,264	644	88	3,996

The additions for 2012 contain internally generated assets of EUR 347 million and EUR 29 million for product development and software respectively (2011: EUR 292 million, EUR 40 million).

The acquisitions through business combinations in 2012 mainly consist of the acquired intangibles assets of Indal for EUR 134 million. The acquisitions in 2011 mainly consist of the acquired intangible assets of Povos for EUR 138 million, Preethi EUR 69 million and Sectra EUR 22 million.

The amortization of intangible assets is specified in note 1, Income from operations.

The impairment charges in 2012 for other intangibles mainly relates to brand names in Professional Lighting Solutions. As part of the rationalization of the go-to-market model in Professional Lighting Solutions, the Company decided to discontinue the use of several brands which resulted in the mentioned impairment charge. The impairment of product development of EUR 30 million relates to various projects in all three operating sectors.

Other intangible assets consist of:

	December 31, 2011		December 31, 2012
	gross	amortization/ impairments	gross	amortization/ impairments
Brand names	966	(301)	966	(374)
Customer relationships	3,114	(1,165)	3,045	(1,318)
Technology	1,699	(1,072)	1,759	(1,202)
Other	78	(55)	98	(78)

	5,857	(2,593)	5,868	(2,972)

The estimated amortization expense for other intangible assets for each of the next five years is:

2013	380
2014	327
2015	298
2016	264
2017	238

The expected useful lives of the intangible assets excluding goodwill are as follows:

Brand names	2-20 years
Customer relationships	2-25 years
Technology	3-20 years
Other	1-8 years
Software	3 years
Development	3-5 years

The expected weighted average remaining life of other intangible assets is 11.2 years as of December 31, 2012 (2011: 11.4 years).

The Group reviewed the useful lives of the intangible assets, resulting in no material changes.

The unamortized costs of development costs amounted to EUR 361 million (2011: EUR 201 million).

Non-current receivables

Non-current receivables include receivables with a remaining term of more than one year.

176      Annual Report 2012

12 Group financial statements 12.11 - 12.11

Other non-current financial assets

The changes during 2012 are as follows:

	available- for-sale financial assets	loans and receivables	held-to- maturity invest- ments	financial assets at fair value through profit or loss	total
Balance as of January 1, 2012	204	72	3	67	346
Changes:
Reclassifications	13	2	—	—	15
Acquisitions/additions	19	208	—	17	244
Sales/redemptions/reductions	(2)	(1)	—	(35)	(38)
Impairment	(8)	—	—	—	(8)
Value adjustments	7	(10)	—	(3)	(6)
Translation and exchange differences	(1)	(4)	—	1	(4)

Balance as of December 31, 2012	232	267	3	47	549

Available-for-sale financial assets

The Company’s investments in available-for-sale financial assets mainly consist of investments in common stock of companies in various industries.

Loans and receivables

The increase of loans and receivables in 2012 mainly relates to loans provided to TPV Technology Limited and the television joint venture TP Vision Holding BV (EUR 151 million in aggregate), which was established on April 1, 2012 in the context of the divestment of Philips’ Television business. Additionally there was an increase of EUR 53 million in Loans and receivables related to the sale of real estate belonging to the High Tech Campus.
Financial assets at fair value through profit or loss

The reduction of financial assets at fair value through profit and loss with EUR 35 million in 2012 mainly relates to financial assets earmarked for the Swiss pension plan, which have been used in a buy-out transaction.

Also included in this category are certain financial instruments that Philips received in exchange for the transfer of its television activities. The initial value of EUR 17 million was adjusted by EUR 11 million during 2012.

In 2010 Philips sold its entire holding of common shares in NXP Semiconductors B.V. (NXP) to Philips Pension Trustees Limited (herein referred to as “UK Pension Fund”). As a result of this transaction the UK Pension Fund obtained the full legal title and ownership of the NXP shares, including the entitlement to any future dividends and the proceeds from any sale of shares. From the date of the transaction the NXP shares are an integral part of the plan assets of the UK Pension Fund. The purchase agreement with the UK Pension Fund includes an arrangement that may entitle Philips to a cash payment from the UK Pension Fund on or after September 7, 2014, if the value of the NXP shares has increased by this date to a level in excess of a predetermined threshold, which at the time of the transaction was substantially above the transaction price, and the UK Pension Fund is in a surplus (on the regulatory funding basis) on September 7, 2014. The arrangement qualifies as a financial instrument and is reported under Other non-current financial assets. The fair value of the arrangement was estimated to be EUR 8 million as of December 31, 2011. As of December 31, 2012 management’s best estimate of the fair value of the arrangement is EUR 14 million, based on the risks, the stock price of NXP, the current progress and the long-term nature of the recovery plan of the UK Pension Fund. The change in fair value in 2012 is reported under Value adjustments in the table above and also recognized in Financial income.

Other non-current assets

Other non-current assets in 2012 are comprised of prepaid pension costs of EUR 7 million (2011: EUR 5 million) and prepaid expenses of EUR 87 million (2011: EUR 66 million).

For further details see note 29, Pensions and other postretirement benefits.

Inventories

Inventories are summarized as follows:

	2011	2012
Raw materials and supplies	1,083	1,039
Work in process	630	540
Finished goods	1,912	1,916

	3,625	3,495

The amounts recorded above are net of allowances for obsolescence.

In 2012, the write-down of inventories to net realizable value amounted to EUR 276 million (2011: EUR 239 million). The write-down is included in cost of sales.

Current financial assets

Other current financial assets were EUR nil million as at December 31, 2012 (2011: EUR nil million).

Other current assets

Other current assets include prepaid expenses of EUR 337 million (2011: EUR 351 million).

Current receivables

The accounts receivable, net, per sector are as follows:

	2011	2012
Healthcare	1,882	1,967
Consumer Lifestyle	1,339	892
Lighting	1,261	1,364
Innovation, Group & Services	102	111

	4,584	4,334

The aging analysis of accounts receivable, net, is set out below:

	2011	2012
current	3,966	3,624
overdue 1-30 days	290	272
overdue 31-180 days	234	298
overdue > 180 days	94	140

	4,584	4,334

A large part of overdue trade accounts receivable relates to public sector customers with slow payment approval processes. The allowance for doubtful accounts receivable has been primarily established for receivables that are past due.

Annual Report 2012      177

12 Group financial statements 12.11 - 12.11

The changes in the allowance for doubtful accounts receivable are as follows:

	2010	2011	2012
Balance as of January 1	261	264	233
Additions charged to income	24	20	11
Deductions from allowance1)	(37)	(31)	(43)
Other movements	16	(20)	1

Balance as of December 31	264	233	202

1)	Write-offs for which an allowance was previously provided

Equity

Common shares

As of December 31, 2012, the issued and fully paid share capital consists of 957,132,962 common shares, each share having a par value of EUR 0.20.

In May 2012, Philips settled a dividend of EUR 0.75 per common share, representing a total value of EUR 687 million. Shareholders could elect for a cash dividend or a share dividend. Approximately 62.4% of the shareholders elected for a share dividend, resulting in the issuance of 30,522,107 new common shares. The settlement of the cash dividend resulted in a payment of EUR 259 million.

Preference shares

The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to acquire (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. As of December 31, 2012, no preference shares have been issued.

Option rights/restricted shares

The Company has granted stock options on its common shares and rights to receive common shares in the future (see note 30, Share-based compensation).

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

The following transactions took place resulting from employee option and share plans:

	2011	2012
Shares acquired	32,484	5,147
Average market price	EUR 19.94	EUR 17.86
Amount paid	EUR 1 million	—
Shares delivered	4,200,181	4,844,898
Average market price	EUR 20.54	EUR 24.39
Amount received	EUR 87 million	EUR 118 million
Total shares in treasury at year-end	33,552,705	28,712,954
Total cost	EUR 965 million	EUR 847 million

In order to reduce share capital, the following transactions took place:

	2011	2012
Shares acquired	47,475,840	46,865,485
Average market price	EUR 14.74	EUR 16.41
Amount paid	EUR 700 million	EUR 769 million
Reduction of capital stock	—	82,364,590
Total shares in treasury at year-end	49,327,838	13,828,733
Total cost	EUR 725 million	EUR 256 million

Dividend distribution

A proposal will be submitted to the General Meeting of Shareholders to pay a dividend of EUR 0.75 per common share, in cash or shares at the option of the shareholder, from the 2012 net income and retained earnings.

Limitations in the distribution of shareholders’ equity

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity of EUR 1,480 million (2011: EUR 1,418 million). Such limitations relate to common shares of EUR 191 million (2011: EUR 202 million) as well as to legal reserves required by Dutch law included under revaluation reserves of EUR 54 million (2011: EUR 70 million), retained earnings of EUR 1,161 million (2011: EUR 1,094 million) and other reserves of EUR 74 million (2011: EUR 52 million).

In general unrealized gains relating to available-for-sale financial assets and cash flow hedges cannot be distributed as part of shareholders’ equity as they form part of the legal reserves protected under Dutch law. By their nature, unrealized losses relating to currency translation differences reduce shareholders’ equity, and thereby distributable amounts.

Therefore, unrealized gains related to available-for-sale financial assets (2012: EUR 54 million) and cash flow hedges (2012: EUR 20 million), both included in other reserves, limit the distribution of shareholders’ equity. The unrealized losses related to currency translation (2012: EUR 93 million) reduce the distributable amount by their nature.

The legal reserve required by Dutch law of EUR 1,161 million (2011: EUR 1,094 million) included under retained earnings relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

Non-controlling interests

Non-controlling interests represent the claims that third parties have on equity of consolidated group companies that are not wholly owned by the Company. The Sales, Income from operations and Net income of these companies is not material in view of the consolidated financial data of the Company.

Objectives, policies and processes for managing capital

Philips manages capital based upon the measures net operating capital (NOC), net debt and cash flows before financing activities.

178      Annual Report 2012

12 Group financial statements 12.11 - 12.11

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

Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. The net debt position as a percentage of the sum of group equity (shareholders’ equity and non-controlling interests) and net debt is presented to express the financial strength of the Company. This measure is widely used by management and investment analysts and is therefore included in the disclosure. Our net debt position is managed in such a way that we can meet our objective to retain our target at A3 rating (Moody’s) and A- rating (Standard and Poor’s). Furthermore, the Group’s objective when managing the net debt position is to fulfill our commitment to a stable dividend policy with a 40% to 50% pay-out of continuing net income.

Cash flows before financing activities, being the sum total of net cash from operating activities and net cash from investing activities, and free cash flow, being net cash from operating activities minus net capital expenditures, are presented separately to facilitate the reader’s understanding of the Company’s funding requirements.

NOC composition

	2010	2011	2012
Intangible assets	12,233	11,012	10,679
Property, plant and equipment	3,145	3,014	2,959
Remaining assets	9,347	9,393	8,921
Provisions	(2,394)	(2,694)	(2,969)
Other liabilities	(10,434)	(10,353)	(10,283)

Net operating capital	11,897	10,372	9,307

Composition of net debt to group equity

	2010	2011	2012
Long-term debt	2,818	3,278	3,725
Short-term debt	1,840	582	809

Total debt	4,658	3,860	4,534
Cash and cash equivalents	5,833	3,147	3,834

Net debt (cash)1)	(1,175)	713	700

Shareholders’ equity	15,007	12,316	11,140
Non-controlling interests	46	34	34

Group equity	15,053	12,350	11,174

Net debt and group equity	13,878	13,063	11,874
Net debt divided by net debt and group equity (in %)	(8)	5	6
Group equity divided by net debt and group equity (in %)	108	95	94

1)	Total debt less cash and cash equivalents

Composition of cash flows

	2010	2011	2012
Cash flows from operating activities	2,074	768	2,198
Cash flows from investing activities	(597)	(1,293)	(912)

Cash flows before financing activities	1,477	(525)	1,286

Cash flows from operating activities	2,074	768	2,198
Net capital expenditures:	(716)	(872)	(475)
Purchase of intangible assets	(53)	(69)	(39)
Proceeds from sale of intangible assets	—	—	160
Expenditures on development assets	(220)	(278)	(347)
Capital expenditures on property, plant and equipment	(572)	(653)	(675)
Proceeds from disposals of property, plant and equipment	129	128	426

Free cash flows	1,358	(104)	1,723

Annual Report 2012      179

12 Group financial statements 12.11 - 12.11

Long-term debt and short-term debt

Long-term debt

	(range of) interest rates	average rate of interest	amount outstanding	due in 1 year	due after 1 year	due after 5 years	average remaining term (in years)	amount outstanding 2011
USD bonds	3.8 - 7.8%	5.6%	3,198	109	3,089	3,089	14.2	2,505
Convertible debentures	—	—	12	12	—	—	—	23
Private financing	0 - 1.6%	1.6%	2	2	—	—	0.9	1
Bank borrowings	2.3 - 7.8%	2.7%	469	13	456	203	4.6	627
Other long-term debt	1.3 - 19.0%	5.0%	52	50	2	—	4.0	57

			3,733	186	3,546	3,292		3,213
Finance leases	0.6 - 15.1%	3.6%	243	65	178	65	7.3	204

		5.2%	3,976	251	3,725	3,357		3,417
Corresponding data of previous year		5.8%	3,417	139	3,278	2,240		3,972

The following amounts of long-term debt as of December 31, 2012, are due in the next five years:

2013	251
2014	305
2015	33
2016	19
2017	11

Total	619
Corresponding amount of previous year	1,177

	effective rate	2011	2012
Unsecured USD Bonds
Due 5/15/25; 7 3/4%	7.429%	77	75
Due 6/01/26; 7 1/5%	6.885%	128	126
Due 8/15/13; 7 1/4%	6.382%	110	108
Due 5/15/25; 7 1/8%	6.794%	79	78
Due 3/11/13; 4 5/8%1)	4.949%	386	—
Due 3/11/18; 5 3/4%1)	6.066%	966	948
Due 3/11/38; 6 7/8%1)	7.210%	773	758
Due 3/15/22; 3.750%1)	3.906%	—	758
Due 3/15/42; 5.000%1)	5.273%	—	379
Adjustments2)		(14)	(32)

		2,505	3,198

1) The provisions applicable to these bonds, issued in March 2008 and in March 2012, contain a ‘Change of Control Triggering Event’. If the Company would experience such an event with respect to a series of corporate bonds, the Company may be required to offer to purchase the bonds of the series at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any.

2)	Adjustments relate to issued bond discounts, transaction costs and fair value adjustments for interest rate derivatives

Secured liabilities

In 2012, none of the long-term and short-term debt was secured by collateral (2011: EUR nil million).

Short-term debt

	2011	2012
Short-term bank borrowings	422	533
Other short-term loans	21	25
Current portion of long-term debt	139	251

	582	809

During 2012, the weighted average interest rate on the bank borrowings was 7.8% (2011: 10.5%).

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

Although convertible debentures have the character of long-term financing, the total outstanding amounts are classified as current portion of long-term debt. At December 31, 2012, an amount of EUR 12 million (2011: EUR 23 million) of convertible personnel debentures was outstanding, with an average conversion price of EUR 19.73. The conversion price varies between EUR 14.19 and EUR 29.5 with various conversion periods ending between January 1, 2013 and December 31, 2013. As of January 1, 2009, Philips no longer issues these debentures.

Furthermore, Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1.8 billion revolving credit facility that can be used for general corporate purposes and as a backstop of its commercial paper program. In January 2013, the EUR 1.8 billion facility was extended by 2 years until February 18, 2018. As of December 31, 2012 Philips did not have any loans outstanding under either facility.

180      Annual Report 2012

12 Group financial statements 12.11 - 12.11

Provisions

	2011		2012
	long- term	short- term	long- term	short- term
Provisions for defined-benefit plans (see note 29)	760	55	808	52
Other postretirement benefits (see note 29)	264	22	246	17
Postemployment benefits and obligatory severance payments	79	25	56	26
Product warranty	92	286	90	229
Environmental provisions	268	37	330	45
Restructuring-related provisions	51	118	108	277
Onerous contract provision	84	164	67	61
Other provisions	309	80	427	130

	1,907	787	2,132	837

Postemployment benefits and obligatory severance payments

The provision for postemployment benefits covers benefits provided to former or inactive employees after employment but before retirement, including salary continuation, supplemental unemployment benefits and disability-related benefits.

	2010	2011	2012
Balance as of January 1	135	116	104
Changes:
Additions	20	29	12
Utilizations	(33)	(41)	(37)
Translation differences	(7)	—	1
Changes in consolidation	1	—	2

Balance as of December 31	116	104	82

The provision for obligatory severance payments covers the Company commitment to pay employees a lump sum upon the employee’s dismissal or resignation. In the event that a former employee has passed away, the Company may have a commitment to pay a lump sum to the deceased employee’s relatives. The Company expects the provision will be utilized mostly within the next three years.

Product warranty

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The Company expects the provision will be utilized mainly within the next year. The changes in the provision for product warranty are as follows:

	2010	2011	2012
Balance as of January 1	385	404	378
Changes:
Additions	365	444	370
Utilizations	(361)	(470)	(427)
Translation differences	15	1	(4)
Changes in consolidation	—	(1)	2

Balance as of December 31	404	378	319

Environmental provision

This provision includes accrued losses recorded with respect to environmental remediation. Approximately half of this provision is expected to be utilized within the next five years. The remaining portion relates to longer-term remediation activities.

The changes in this provision are as follows:

	2010	2011	2012
Balance as of January 1	200	250	305
Changes:
Additions	55	48	48
Utilizations	(17)	(15)	(22)
Releases	(3)	(15)	(1)
Changes in discount rate	3	25	18
Accretion	3	6	6
Translation differences	9	6	(4)
Changes in consolidation	—	—	25

Balance as of December 31	250	305	375

Restructuring-related provisions

The most significant projects in 2012

In 2012, the most significant restructuring projects related to Lighting and Healthcare and were driven by our change program Accelerate!.

•

In Healthcare, the largest projects were undertaken in Imaging Systems and Patient Care & Clinical Informatics in various locations in the United States, the Netherlands and Germany to reduce the operating costs and simplify the organization.

•	Consumer Lifestyle restructuring charges were mainly related to Lifestyle Entertainment (primarily in Hong Kong and the United States) and Coffee (mainly Italy).

•	Restructuring projects at Lighting centered on Luminaires businesses and Light Sources & Electronics, the largest of which took place in the Netherlands, Belgium and in various locations in the US.

•

Innovation, Group & Services restructuring projects focused on the IT and Financial Operations Service Units (primarily in the Netherlands), Group & Regional Overheads (mainly in the Netherlands and Italy) and Philips Innovation Services (in the Netherlands and Belgium).

The Company expects the provision will be utilized mainly within the next year. The movements in the provisions and liabilities for restructuring in 2012 are presented by sector as follows:

	Dec. 31, 2011	addi- tions	utilized	released	other changes1)	Dec. 31, 2012
Healthcare	18	100	(29)	(7)	(5)	77
Consumer Lifestyle	39	58	(41)	(8)	—	48
Lighting	52	225	(61)	(16)	(2)	198
IG&S	60	67	(47)	(10)	(8)	62

	169	450	(178)	(41)	(15)	385

1)	Other changes primarily relate to translation differences and transfers between sectors

The most significant projects in 2011

In 2011, the most significant restructuring projects related to Lighting and Innovation, Group & Services were driven by our change program Accelerate!.

•

In Healthcare, the largest projects were undertaken in Home Healthcare Solutions, Imaging Systems and Patient Care & Clinical Informatics in various locations in the United States to reduce the operating costs and simplify the organization.

•	Consumer Lifestyle restructuring charges mainly relate to our remaining Television operations in Europe.

•

Restructuring projects at Lighting are driven by our change program Accelerate!. In addition projects centered on the Luminaires business and Light Sources & Electronics, the largest of which took place in Brazil, the Netherlands and in various locations in the US.

Annual Report 2012      181

12 Group financial statements 12.11 - 12.11

•

Innovation, Group & Services restructuring projects focused on the Global Service Units (primarily in the Netherlands), Group & Regional Overheads (mainly the Netherlands, Brazil and Italy) and Philips Design (Netherlands).

The movements in the provisions and liabilities for restructuring in 2011 are presented by sector as follows:

	Dec. 31, 2010	addi- tions	utilized	released	other changes1)	Dec. 31, 2011
Healthcare	33	16	(17)	(14)	—	18
Consumer
Lifestyle	75	25	(56)	(6)	1	39
Lighting	70	44	(47)	(13)	(2)	52
IG&S	48	37	(15)	(14)	4	60

	226	122	(135)	(47)	3	169

1)	Other changes primarily relate to translation differences and transfers between sectors

The most significant projects in 2010

•	Within Healthcare, the largest projects were reorganizations of the commercial organizations in Imaging Systems (Germany, the Netherlands, and the US).

•	Consumer Lifestyle restructuring charges were mainly in Television, particularly in China due to the brand licensing agreement with TPV Technology Limited.

•	Restructuring projects in Lighting were focused on reduction of production capacity in traditional lighting technologies, such as incandescent. The largest projects were in Brazil, France, and the US.

The movements in the provisions and liabilities for restructuring in 2010 are presented by sector as follows:

	Dec. 31, 2009	addi- tions	utilized	released	other changes1)	Dec. 31, 2010
Healthcare	24	63	(39)	(17)	2	33
Consumer Lifestyle	142	32	(78)	(14)	(7)	75
Lighting	164	65	(128)	(26)	(5)	70
IG&S	66	11	(30)	(20)	21	48

	396	171	(275)	(77)	11	226

1)	Other changes primarily relate to translation differences and transfers between sectors

Onerous contract provision

The provision for onerous contract includes provision for the loss recognized upon signing the agreement with TPV Technology Limited for the Television business of EUR 24 million (2011: EUR 248 million), provision for onerous supply contracts of EUR 60 million, onerous (sub)lease contracts of EUR 35 million and expected losses on existing projects/orders of EUR 9 million.

More details on provision for losses on divestments can be found in Note 5 Discontinued operations and other assets classified as held for sale.

The Company expects the provision will be utilized mostly within the next three years. The changes in the provision for Onerous contract are as follows:

	2011	2012
Balance as of January 1	—	248
Changes:
Additions	270	142
Utilizations	(22)	(277)
Releases	—	(6)
Reclassification	—	21

Balance as of December 31	248	128

Other provisions

Main elements of other provisions are: provision for employee jubilee funds totaling EUR 76 million (2011: EUR 72 million), self-insurance liabilities of EUR 61 million (2011: EUR 65 million), liabilities related to business combinations totaling EUR 36 million (2011: EUR 37 million), provisions for rights of return of EUR 45 million (2011: EUR nil million), provisions in respect of outstanding litigations totaling EUR 238 million (2011: EUR 101 million) and provision for possible taxes/social security of EUR 28 million (2011: EUR 22 million).

The reclassification of EUR 67 million in 2012 relates mainly to provision for rights of return. The liability was recognized in previous years in accrued liabilities.

There are provisions in respect of certain outstanding litigation within various operations, of which management expects the outcomes of these disputes to be resolved within the forthcoming five years. The actual outcome of these disputes and the timing of the resolution cannot be estimated by the Company at this time. The further information ordinarily required by IAS 37, ‘Provisions, contingent liabilities and contingent assets’ has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the disputes.

Less than a half of the provision for employee jubilee funds is expected to be utilized within next five years. Provision for self-insurance liabilities and provision for liabilities related to business combinations are expected to be utilized mainly within the next five years and all other provisions within the next three years.

	2010	2011	2012
Balance as of January 1	337	310	389
Changes:
Additions	205	201	396
Utilizations	(246)	(138)	(260)
Releases	(8)	(9)	(27)
Reclassification	—	—	67
Liabilities directly associated with assets held for sale	—	(6)	—
Translation differences	14	(4)	(9)
Changes in consolidation	8	35	1

Balance as of December 31	310	389	557

182      Annual Report 2012

12 Group financial statements 12.11 - 12.11

Other non-current liabilities

Other non-current liabilities are summarized as follows:

	2011	2012
Accrued pension costs	1,191	1,163
Income tax payable	1	—
Asset retirement obligations	23	23
Other tax liability	566	488
Other liabilities	218	327

	1,999	2,001

The decrease in the accrued pension costs is mainly attributable to the funding of the Switzerland plans. See also note 29, Pensions and other postretirement benefits.

For further details on tax related liabilities refer to note note 3, Income taxes.

Accrued liabilities

Accrued liabilities are summarized as follows:

	2011	2012
Personnel-related costs:
- Salaries and wages	459	590
- Accrued holiday entitlements	193	192
- Other personnel-related costs	159	148
Fixed-asset-related costs:
- Gas, water, electricity, rent and other	62	69
Distribution costs	96	114
Sales-related costs:
- Commission payable	62	52
- Advertising and marketing-related costs	121	149
- Other sales-related costs	236	118
Material-related costs	200	186
Interest-related accruals	65	75
Deferred income	878	824
Other accrued liabilities	495	654

	3,026	3,171

Other current liabilities

Other current liabilities are summarized as follows:

	2011	2012
Advances received from customers on orders not covered by work in process	293	308
Other taxes including social security premiums	143	176
Other liabilities	611	1,071

	1,047	1,555

On December 5, 2012 the Company announced that it received a fine of EUR 313 million from the European Commission following an investigation into alleged violation of competition rules in the Cathode-Ray Tubes (CRT) industry. In addition, the European Commission has ordered Philips and LG Electronics to be jointly and severally liable to pay a fine of EUR 392 million for an alleged violation of competition rules by LG.Philips Displays (LPD), a 50/50 joint venture between the Company and LG Electronics. In 2006, LPD went bankrupt. The aggregate of the amount of EUR 313 million and EUR 196 million (being 50% of the fine related to LPD) has been recorded under Other liabilities.

Contractual obligations

Contractual cash obligations at December 31, 20121)

	payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt2)	3,733	186	253	2	3,292
Finance lease obligations	298	73	97	40	88
Short-term debt	558	558	—	—	—
Operating leases	1,219	240	368	236	375
Derivative liabilities	544	138	143	138	125
Interest on debt3)	2,802	201	376	360	1,865
Purchase obligations4)	289	133	105	36	15
Trade and other payables	2,839	2,839	—	—	—

	12,282	4,368	1,342	812	5,760

1)	Data in this table is undiscounted
2)	Long-term debt includes short-term portion of long-term debt and excludes finance lease obligations
3)

Approximately 28% of the debt bears interest at a floating rate. Majority of the interest payments on variable interest rate loans in the table above reflect market forward interest rates at the period end and these amounts may change as market interest rate changes

4)

Philips has commitments related to the ordinary course of business which in general relate to contracts and purchase order commitments for less than 12 months. In the table, only the commitments for multiple years are presented, including their short-term portion

Long-term operating lease commitments totaled EUR 1,219 million. Majority of those leases will expire at various dates during the next 15 years. The long-term operating leases are mainly related to the rental of buildings.

A number of these leases originate from sale-and-leaseback arrangements. Operating lease payments under sale-and-leaseback arrangements for 2012 totaled EUR 35 million (2011: EUR 16 million). The increase in 2012 is related mainly to sale and lease back of real estate belonging to the High Tech Campus.

The remaining minimum payments from operating leases originating from sale-and-leaseback arrangements are as follows:

2013	41
2014	41
2015	38
2016	38
2017	39
Thereafter	237

Annual Report 2012      183

12 Group financial statements 12.11 - 12.11

Finance lease liabilities

	2011			2012
	future mini- mum lease pay- ments	interest	present value of mini- mum lease pay- ments	future mini- mum lease pay- ments	interest	present value of mini- mum lease pay- ments
Less than one year	60	1	59	73	7	65
Between one and five years	123	9	114	137	25	113
More than five years	35	4	31	88	23	65

	218	14	204	298	55	243

Philips entered into contracts with several venture capitalists where it committed itself to make, under certain conditions, capital contributions to investment funds to an aggregated amount of EUR 48 million until June 30, 2021. These investments will qualify as non-controlling interests once the capital contributions have been paid.

Philips made various commitments upon, signing the agreement with TPV Technology Limited (TPV), to provide further funding to the venture (TP Vision):

•

A subordinated shareholder loan of EUR 51 million has been provided to TP Vision based on Philips’ share of 30% of the venture. EUR 21 million of this loan is due April, 2015 and EUR 30 million due April, 2017. Both loans can be extended depending on the venture’s funding needs;

•

A Senior 12-month EUR 30 million bridge loan to the venture, based on Philips’ share of 30% in TP Vision, that can be extended up to April, 2017 depending on TP Vision’s funding needs. This bridge loan replaced the 9-month EUR 100 million senior bridge loan to the venture which was not drawn upon during 2012;

•	Payment of EUR 50 million non-refundable one-off advertising and promotion support for TP Vision to be effected in 2013.

In addition, depending on the funding needs of TP Vision, Philips has committed to provide EUR 60 million based on its 30% share in TP Vision. This additional funding is considered to have only a remote possibility of occurring.

See also note 5, Discontinued operations and other assets classified as held for sale for further details on the total loss related to the discontinued operation.

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. At the end of 2012, the total fair value of guarantees recognized by Philips in other non-current liabilities amounted to less than EUR 1 million. The following table outlines the total outstanding off-balance sheet credit-related guarantees and business-related guarantees provided by Philips for the benefit of unconsolidated companies and third parties as at December 31, 2012.

Expiration per period

in millions of euros

	business- related guarantees	credit- related guarantees	total
2012
Total amounts committed	295	27	322
Less than one year	113	11	124
Between one and five years	114	—	114
After five years	68	16	84

2011
Total amounts committed	297	39	336
Less than one year	99	22	121
Between one and five years	126	—	126
After five years	72	17	89

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

In relation to the fraud in the Dutch real estate sector uncovered in 2007, Philips and the Philips Pension Fund in the Netherlands are currently assessing the amount of residual damages, if any, and the possibilities of a settlement thereof. Reference is made to note 29, Pensions and other postretirement benefits for further disclosures.

Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Provided below are disclosures of the more significant cases:

LCD

On December 11, 2006, LG Display Co. Ltd (formerly LG Philips LCD Co. Ltd.), a company in which the Company then held a minority common stock interest, announced that officials from the Korean Fair Trade Commission had visited the offices of LG Display and that it had received a subpoena from the United States Department of Justice (DOJ) and a similar notice from the Japanese Fair Trade Commission

184      Annual Report 2012

12 Group financial statements 12.11 - 12.11

in connection with inquiries by those regulators into possible anticompetitive conduct in the LCD industry. Since then various other authorities have started investigations as well.

Subsequent to the public announcement of these inquiries, a number of class action antitrust complaints were filed in the United States courts, seeking, among other things, damages on behalf of purchasers of products incorporating TFT-LCD panels, based on alleged anticompetitive conduct by manufacturers of such panels. Those lawsuits were consolidated in two master actions in the United States District Court for the Northern District of California: one, asserting a claim under federal antitrust law, on behalf of direct purchasers of TFT-LCD panels and products containing such panels, and another, asserting claims under federal antitrust law, as well as various state antitrust and unfair competition laws, on behalf of indirect purchasers of such panels and products. On November 5, 2007 and September 10, 2008, the Company and certain other companies within the Philips group companies that were named as defendants in various of the original complaints entered into agreements with the indirect purchaser plaintiffs and the direct purchaser plaintiffs, respectively, that generally toll the statutes of limitations applicable to plaintiffs’ claims, following which the plaintiffs agreed to dismiss without prejudice the claims against the Philips defendants. Both the direct purchaser and indirect purchaser plaintiffs reached initial settlements with the remaining defendants earlier this year, and those settlements have been submitted to the court for final approval.

In addition, a number of plaintiffs have filed separate, individual actions alleging essentially the same claims as those asserted in the class actions in which the Company and/or Philips Electronics North America Corporation were named as defendants. The Company has resolved these matters or entered into tolling agreements with certain potential claimants tolling the statute of limitations and currently, no Philips entity is named as a defendant in any pending LCD action.

Due to the considerable uncertainty associated with certain of these matters, on the basis of current knowledge the Company has concluded that potential losses cannot be reliably estimated with respect to these matters. These investigations and litigation could have a materially adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Cathode-Ray Tubes (CRT)

On November 21, 2007, the Company announced that competition law authorities in several jurisdictions had commenced investigations into possible anticompetitive activities in the Cathode-Ray Tubes, or CRT industry. As one of the companies that formerly was active in the CRT business, the Company is subject to a number of these ongoing investigations in various jurisdictions. The Company has assisted the regulatory authorities in these investigations. In November 2009, the European Commission sent a Statement of Objections to the Company, indicating that it intends to hold it liable for antitrust infringements in the CRT industry. On May 26 and May 27, 2010, the Company presented its defense at the Oral Hearing. The Company received a supplementary Statement of Objections in June 2012 to which it responded both in writing and at an Oral Hearing. On 5 December 2012, the European Commission issued a decision imposing fines on (former) CRT manufacturers including the Company. The European Commission imposed a fine of EUR 313 million on the Company and a fine of EUR 392 million jointly and severally on the Company and LG Electronics, Inc. The Company intends to appeal the European Commission’s decision. In total a payable of EUR 509 million has been recognized (under other current liabilities). The amount of EUR 313 million has been recorded in the Innovation, Group & Services sector. 50% of the fine of EUR 392 million (i.e. EUR 196 million) was recorded in the line results relating to investments in associates.

In the US, the Department of Justice has deferred Philips’ obligation to respond to the grand jury subpoena Philips received in November 2007 and Philips expects that no penalties will result from that proceeding. On August 26, 2010, the Czech competition authority issued a decision in which it held that the Company had been engaged in anticompetitive activities with respect to Color Picture Tubes in the Czech Republic between September 21, 1999 and June 30, 2001. No fine was imposed because the statute of limitation for the imposition of fine had expired. On September 14, 2011, the Slovakian competition authority issued a decision in which it held that the Company had been engaged in anticompetitive activities with respect to Color Picture Tubes in Slovakia between March 30, 1999 and June 30, 2001. No fine was imposed because the statute of limitation for the imposition of fine had expired. In April 2012, the authority’s decision was annulled by the authority’s internal administrative review body.

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

On March 30, 2010, the District Court denied the bulk of the motions to dismiss filed on behalf of all Philips entities in response to both the direct and indirect purchaser actions in the federal class actions. The direct and indirect purchasers stipulated to remove allegations of a conspiracy in CRT finished products from their complaints. In February 2012, the Company reached an agreement with counsel for direct purchaser plaintiffs fully resolving all claims of the direct purchaser class and obtaining a complete release by class members. The settlement agreement received preliminary approval on May 3, 2012 and final approval on October 22, 2012.

On October 1, 2012, counsel for indirect purchasers sought certification of the purported class of indirect purchasers pursuant to F.R.C.P. 23. Philips opposed plaintiffs motion and a decision is expected by mid-2013. Discovery is proceeding in the indirect purchaser actions. Seventeen individual plaintiffs, principally large retailers of CRT products who sought exclusion from the direct purchaser class settlement, have filed separate “opt-out” actions against Philips and other defendants based on the same substantive allegations as the putative class plaintiff complaints. These cases have all been consolidated for pre-trial purposes with the putative class actions in the Northern District of California and discovery is being coordinated with the putative class cases. Philips’ motions to dismiss the complaints of the individual plaintiffs are pending before the Court. A decision on the motion is expected by mid-2013. Actions by other similarly situated plaintiffs are possible. Philips intends to continue to vigorously defend these indirect purchaser and individual lawsuits.

In addition, the state attorneys general of California, Florida, Illinois, Oregon and Washington filed actions against Philips and other defendants seeking to recover damages on behalf of the states and, in parens patriae capacity, their consumers. Philips’ motion to dismiss the Florida complaint as untimely was upheld by the Special Master and pursuant to a stipulation with Florida the Court ordered the dismissal of the Florida complaint with prejudice on December 27, 2012. Philips has answered the Complaints of Washington and Oregon. Philips has not yet been required to respond to the Complaint filed by Illinois. These additional actions are pending in the respective state courts of the plaintiffs. The Courts have not set trial dates and there is no timetable for the resolution of these cases. Philips intends to continue to vigorously defend these remaining lawsuits.

Certain Philips group companies have also been named as defendants, in proposed class proceedings in Ontario, Quebec and British Columbia, Canada, along with numerous other participants in the industry. In December 2012, the class plaintiffs issued an amended statement of claim with more detailed allegations against the defendants. However, at this time, no statement of defense has been filed, no certification motion has been scheduled and no class proceeding has been certified as against the Philips defendants. Philips intends to vigorously oppose these claims.

Due to the considerable uncertainty associated with certain of these matters, on the basis of current knowledge, the Company has concluded that potential losses cannot be reliably estimated with respect to these matters. These investigations and litigation could have a materially adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

In addition to the above cases, in 2006 Italian investor Mr. Carlo Vichi filed a claim against Philips for the repayment of a 2002 EUR 200 million loan (plus interest and damages) that was given to an affiliate of the CRT joint venture LG.Philips Displays (“LPD”) that went bankrupt in January of 2006. The Company vigorously denies that it has any liability for the

Annual Report 2012      185

12 Group financial statements 12.11 - 12.11

repayment of the loan. The trial in the case took place in December 2012 and after a period of post-trial briefing, a decision is expected in the summer of 2013. One of the remaining issues in the case is whether LPD’s alleged participation in the CRT cartel as determined by the European Commission is a matter that should have been disclosed to Mr. Vichi.

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

In July 2012, the European Commission issued a Statement of Objections addressed to (former) ODD suppliers including the Company. The European Commission granted the Company immunity from fines, conditional upon the Company’s continued cooperation. The Company responded to the Statement of Objections both in writing and at an oral hearing.

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

Consolidated amended complaints were filed on August 26, 2010 and initially dismissed. Second Consolidated Amended Complaints were filed on September 3, 2011. The defendants’ motions to dismiss the Second Consolidated Complaints were denied on April 12, 2012 and Philips has filed Answers to the Complaints of the direct and indirect purchaser plaintiffs. Discovery is proceeding. Plaintiffs are expected to file motions seeking to certify the putative classes of direct and indirect purchasers under F.R.C.P. Rule 23 in April of 2013. Philips intends to vigorously defend these actions.

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

Philips Polska

In connection with an indictment issued by authorities in Poland in December 2009 against numerous individuals, including three former employees of Philips Polska sp. z.o.o., involved in the sale of medical equipment to hospitals in Poland, Philips has been conducting a review of certain activities related to sales of medical equipment for potential violations of the U.S. Foreign Corrupt Practices Act (FCPA). Philips has reported the review to US authorities, including the US Securities and Exchange Commission, and is cooperating with US authorities in connection with the review. Potential penalties for violations of the FCPA and related statutes and regulations include monetary penalties based, amongst others, on disgorgement of profits relating to the sale of certain medical equipment in Poland. The discussions with the US authorities are progressing. At this time the Company cannot indicate when the matter will be resolved.

Cash from (used for) derivatives and securities

A total of EUR 47 million cash was paid with respect to foreign exchange derivative contracts related to financing activities (2011: EUR 25 million inflow; 2010: EUR 25 million outflow).

Cash flow from interest-related derivatives is part of cash flow from operating activities. During 2012, there was no cash flow in relation to these derivatives (2011: EUR nil million; 2010: EUR nil million).

Proceeds from non-current financial assets

In 2011, the sale of Philips’ interest in TCL Corporation (TCL) and Digimarc generated cash totaling EUR 79 million.

In 2010, the redemption of TPV and CBAY convertible bonds generated cash totaling EUR 239 million.

Assets in lieu of cash from sale of businesses

In 2012 Philips received certain financial instruments in exchange for the transfer of its television business. At the date of this transaction the fair value of these financial instruments involved an amount of EUR 17 million.

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

Summary of pre-tax costs for pensions and other postretirement benefits

	2010	2011	2012
Defined-benefit plans	(105)	18	(38)
Defined-contribution plans including multi-employer plans	114	120	142
Retiree medical plans	11	16	(14)

	20	154	90

The 2012 cost were impacted by the recognition of a EUR 25 million curtailment gain due to the accumulated reduction of employees as a result of restructuring programs. A prior service cost gain of EUR 25 million was recognized in one of our major retiree medical plans. The plan change reduced certain Company post retirement risks. In 2012 a buy-out of the Swiss Pension Fund to an Insurance Company was executed. The related decrease in DBO and assets for retirees is included in the tables below as a settlement.

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

186      Annual Report 2012

12 Group financial statements 12.11 - 12.11

The 2010 costs were impacted by the recognition of EUR 119 million of negative prior service costs. These resulted from a reduction of pension benefits expected to be paid in the future, in part due to a change in indexation. In 2010, a curtailment gain of EUR 9 million in one of our retiree medical plans was recognized due to the partial closure of a US site.

The table below provides a summary of the changes in the defined-benefit obligations for defined-benefit pension plans and the fair value of their plan assets for 2012 and 2011. It also provides a reconciliation of the funded status of these plans to the amounts recognized in the Consolidated balance sheets.

	2011					2012
	Netherlands	other	total	Netherlands	other	total
Defined-benefit obligation at the beginning of year	12,226	7,940	20,166	13,493	8,920	22,413
Service cost	127	73	200	174	86	260
Interest cost	557	404	961	509	387	896
Employee contributions	—	3	3	—	4	4
Actuarial losses	1,307	848	2,155	1,215	423	1,638
Plan amendments	—	(21)	(21)	—	—	—
Acquisitions	—	3	3	—	—	—
Divestments	—	—	—	—	(13)	(13)
Settlements	—	(52)	(52)	—	(294)	(294)
Curtailments	—	(19)	(19)	(25)	(6)	(31)
Reclassifications	—	—	—	—	—	—
Benefits paid	(724)	(431)	(1,155)	(716)	(465)	(1,181)
Exchange rate differences	—	168	168	—	(34)	(34)
Miscellaneous	—	4	4	—	12	12

Defined-benefit obligation at end of year	13,493	8,920	22,413	14,650	9,020	23,670
Present value of funded obligations at end of year	13,486	8,102	21,588	14,643	8,167	22,810
Present value of unfunded obligations at end of year	7	818	825	7	853	860

	2011					2012
	Netherlands	other	total	Netherlands	other	total
Fair value of plan assets at beginning of year	13,606	6,474	20,080	13,946	7,303	21,249
Expected return on plan assets	713	389	1,102	739	429	1,168
Actuarial gains and (losses) on plan assets	155	483	638	1,025	363	1,388
Employee contributions	—	3	3	—	4	4
Employer contributions	196	243	439	209	216	425
Acquisitions	—	—	—	—	—	—
Divestments	—	—	—	—	(1)	(1)
Settlements	—	(51)	(51)	—	(294)	(294)
Benefits paid	(724)	(371)	(1,095)	(716)	(407)	(1,123)
Exchange rate differences	—	133	133	—	(25)	(25)
Miscellaneous	—	—	—	—	—	—

Fair value of plan assets at end of year	13,946	7,303	21,249	15,203	7,588	22,791

Funded status	453	(1,617)	(1,164)	553	(1,432)	(879)
Unrecognized prior-service cost	—	5	5	—	4	4
Unrecognized net assets	(460)	(399)	(859)	(560)	(587)	(1,147)

Net balance sheet position	(7)	(2,011)	(2,018)	(7)	(2,015)	(2,022)

Annual Report 2012      187

12 Group financial statements 12.11 - 12.11

The classification of the net balance is as follows:

	2011					2012
	Netherlands	other	total	Netherlands	other	total
Prepaid pension costs under other non-current assets	—	5	5	—	7	7
Accrued pension costs under other liabilities	—	(1,198)	(1,198)	—	(1,169)	(1,169)
Provision for pensions under provisions	(7)	(808)	(815)	(7)	(853)	(860)
Liabilities directly associated with assets held for sale formerly reported as provision	—	(10)	(10)	—	—	—

	(7)	(2,011)	(2,018)	(7)	(2,015)	(2,022)

Cumulative amount of actuarial (gains) and losses recognized in the Consolidated statements of comprehensive income (pre tax): EUR 4,160 million (2011 EUR 3,909 million).

Plan assets in the Netherlands

The asset allocation in the Company’s pension plan in the Netherlands at December 31 was as follows:

in %

	2011			2012
		actual		actual
Matching portfolio:	72		71
- Debt securities		72		71
Return portfolio:	28		29
- Equity securities		16		15
- Real estate		5		5
- Other		7		9

		100		100

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

Philips Pension Fund in the Netherlands

On November 13, 2007, various officials, on behalf of the Public Prosecutor’s office in the Netherlands, visited a number of offices of the Philips Pension Fund and the Company in relation to a widespread investigation into potential fraud in the real estate sector. The Company was notified that one former employee and one employee of an affiliate of the Company had been detained. This affiliate, Philips Real Estate Investment Management B.V., managed the real estate portfolio of the Philips Pension Fund between 2002 and 2008. The investigation by the public prosecutor concerns the potential involvement of (former) employees of a number of Dutch companies with respect to fraud in the context of certain real estate transactions. Neither the Philips Pension Fund nor any Philips entity is a suspect in this investigation. The Philips Pension Fund and Philips have cooperated with the authorities and have also conducted their own investigation. Formal notifications of suspected fraud have been filed with the public prosecutor against the (former) employees concerned and with our insurers. This has resulted in several convictions in 2012. Furthermore, actions have been taken to claim damages from the responsible individuals and legal entities. This has resulted in a number of settlements between the responsible individuals and Philips Pension Fund. Philips Pension Fund has also received payment on the insurance claims in 2012. The Philips Pension Fund and Philips are currently assessing the amount of residual damages, if any, and the possibilities of a settlement thereof. At this time it is not possible to assess the outcome and consequences of this matter.

Plan assets in other countries

The asset allocation in the Company’s pension plans in other countries at December 31 is shown in the table below. This table also shows the Trustees’ target allocation for 2013:

in %

	2011	2012	2013
	actual	actual	target
Equity securities	16	16	17
Debt securities	75	75	81
Real estate	1	—	—
Other	8	9	2

	100	100	100

Plan assets in 2012 do not include property occupied or financial instruments issued by the Company.

188      Annual Report 2012

12 Group financial statements 12.11 - 12.11

Pension expense of defined-benefit plans recognized in the Consolidated statements of income:

			2010			2011			2012
	Netherlands	other	total	Netherlands	other	total	Netherlands	other	total
Service cost	92	77	169	127	73	200	174	86	260
Interest cost on the defined-benefit obligation	521	418	939	557	404	961	509	387	896
Expected return on plan assets	(743)	(344)	(1,087)	(713)	(389)	(1,102)	(739)	(429)	(1,168)
Prior-service cost	—	(119)	(119)	—	(20)	(20)	—	1	1
Settlement loss (gain)	—	(6)	(6)	—	(1)	(1)	—	1	1
Curtailment loss (gain)	—	(1)	(1)	—	(18)	(18)	(25)	(6)	(31)
Other	1	1	2	(1)	1	—	—	—	—

Net periodic cost (income)	(129)	26	(103)	(30)	50	20	(81)	40	(41)
of which discontinued operations	2	—	2	2	—	2	—	(3)	(3)

Amounts recognized in the Consolidated statements of comprehensive income:

	2010	2011	2012
Actuarial losses	1,535	1,517	250
Change in the effect of the cap on prepaids	427	(869)	299

Total recognised in other comprehensive income	1,962	648	549

Total recognised in total comprehensive income	1,859	668	508
Actual return on plan assets	1,807	1,740	2,556

The pension expense of defined-benefit plans is recognized in the following line items in the Consolidated statements of income:

	2010	2011	2012
Cost of sales	6	8	(3)
Selling expenses	12	7	9
General and administrative expenses	(120)	3	(41)
Research and development expenses	(3)	—	(3)

	(105)	18	(38)

The Company also sponsors defined-contribution and similar types of plans for a significant number of salaried employees. The total cost of these plans amounted to EUR 142 million (2011: EUR 120 million; 2010: EUR 114 million). In 2012, the defined-contribution cost includes contributions to multi-employer plans of EUR 8 million (2011: EUR 8 million; 2010: EUR 6 million).

Cash flows and costs in 2013

Philips expects considerable cash outflows in relation to employee benefits which are estimated to amount to EUR 648 million in 2013, consisting of EUR 432 million employer contributions to defined-benefit pension plans, EUR 142 million employer contributions to defined-contribution pension plans, EUR 58 million expected cash outflows in relation to unfunded pension plans and EUR 16 million in relation to unfunded retiree medical plans. The employer contributions to defined-benefit pension plans are expected to amount to EUR 250 million for the Netherlands and EUR 182 million for other countries. The Company plans to fund part of the existing deficit in the US pension plan in 2013, which amount is included in the amounts aforementioned.

In accordance with revised IAS19 the service costs and interest expense will be disclosed seperately for defined-benefit plans. The service cost for 2013 is expected to amount to EUR 279 million, consisting of EUR 277 million for defined-benefit pension plans and EUR 2 million for defined-benefit retiree medical plans. The net interest expense for 2013 is expected to amount to EUR 75 million, consisting of EUR 64 million for defined-benefit pension plans and EUR 11 million for defined-benefit retiree medical plans. The cost for defined-contribution pension plans in 2013 is expected to amount EUR 142 million.

Assumptions

A significant demographic assumption used in the actuarial valuations is the mortality table.

The mortality tables used for the Company’s major schemes are:

Netherlands: Prognosis table 2012-2062 including experience rating TW2010.

United Kingdom retirees: SAPS 2002- Core CMI 2011 projection

United States: RP2000 CH Fully Generational

Germany: Richttafeln 2005 G.K. Heubeck

The Expected Return on Assets for any funded plan equals the average of the expected returns per asset class weighted by their portfolio weights in accordance with the fund’s strategic asset allocation. Where liability-driven investment (LDI) strategies apply, the weights are in accordance with the actual matching part and the strategic asset allocation of the return portfolio.

The weighted averages of the assumptions used to calculate the defined-benefit obligations as of December 31 were as follows:

		2011		2012
	Netherlands	other	Netherlands	other
Discount rate	3.9%	4.4%	3.3%	4.1%
Rate of compensation increase	*	2.9%	*	3.3%

Annual Report 2012      189

12 Group financial statements 12.11 - 12.11

The weighted averages of the assumptions used to calculate the net periodic pension cost for years ended December 31:

		2011		2012
	Netherlands	other	Netherlands	other
Discount rate	4.7%	5.3%	3.9%	4.4%
Expected returns on plan assets	5.3%	6.2%	5.4%	5.9%
Rate of compensation increase	*	4.0%	*	2.9%
*	The rate of compensation increase for the Netherlands consists of a general compensation increase and an individual salary increase based on merit, seniority and promotion. The average individual salary increase for all active participants for the remaining working lifetime is 0.75% annually. The assumed rate of general compensation increase for the Netherlands for calculating the projected benefit obligations amounts to 2.0% (2011: 2.0%) . The indexation assumption used to calculate the projected benefit obligations for the Netherlands is 1.0% (2011: 1.0%).

Sensitivity analysis

The table below illustrates the approximate impact on the defined-benefit obligation if the Company were to change key assumptions by one-percent point.

Impact on DBO

	increase	decrease
	assumption 1%	assumption 1%
2012
Discount rate	(2,784)	3,039
2011
Discount rate	(2,583)	3,159

Longevity also impacts postemployment benefit liabilities. The table below illustrates the impact on the 2012 defined-benefit obligation and expense of a 10% decrease in the assumed rates of mortality for the Company’s major schemes. A 10% decrease in assumed mortality rates equals improvement of life expectancy by 0.5 - 1 year.

Increase of current year:
DBO	expense
663	28

Historical data

	2008	2009	2010	2011	2012
Present value of defined-benefit obligations	16,846	17,720	20,166	22,413	23,670
Fair value of plan assets	17,899	18,470	20,080	21,249	22,791
Surplus	1,053	750	(86)	(1,164)	(879)
Experience adjustments in % on:
- defined-benefit obligations (gain) loss	1.2%	(0.9%)	0.8%	(0.6%)	(0.4%)
- fair value of plan assets (gain) loss	10.9%	(0.6%)	(3.6%)	(3.0%)	(6.1%)

Defined-benefit plans: other postretirement benefits

In addition to providing pension benefits, the Company provides other postretirement benefits, primarily retiree medical benefits, in certain countries. The Company funds those other postretirement benefit plans as claims are incurred.

Movements in the net liability for other defined-benefit obligations:

	2011	2012
Defined-benefit obligation at the beginning of year	297	269
Service cost	1	1
Interest cost	17	12
Actuarial (gains) or losses	(30)	1
Plan amendments	—	(25)
Curtailment gains	—	—
Changes in consolidation	—	—
Benefits paid	(17)	(17)
Exchange rate differences	1	(6)
Miscellaneous	—	15

Defined-benefit obligation at end of year	269	250

Present value of funded obligations at end of year	—	—
Present value of unfunded obligations at end of year	269	250

Funded status	(269)	(250)
Unrecognized prior-service cost	(17)	(13)

Net balances	(286)	(263)

Classification of the net balance is as follows:
Provision for other postretirement benefits	(286)	(263)

Other postretirement benefit expense recognized in the Consolidated statements of income:

	2010	2011	2012
Service cost	2	1	1
Interest cost on accumulated postretirement benefits	20	17	12
Prior-service cost	(2)	(2)	(27)
Curtailment loss (gain)	(9)	—	—
Other	—	—	—

	11	16	(14)

Amounts recognized in the Consolidated statements of comprehensive income:

	2010	2011	2012
Actuarial (gains) losses	(11)	(30)	1

Total recognized in Total Comprehensive Income	—	(14)	(13)

The expense for other postretirement benefits is recognized in the following line items in the Consolidated statements of income:

	2010	2011	2012
Cost of sales	(7)	2	1
Selling expenses	1	1	1
General and administrative expenses	17	13	(16)

	11	16	(14)

190      Annual Report 2012

12 Group financial statements 12.11 - 12.11

The weighted average assumptions used to calculate the postretirement benefit obligations other than pensions as of December 31 were as follows:

	2011	2012
Discount rate	5.1%	4.5%
Compensation increase (where applicable)	—	—

The weighted average assumptions used to calculate the net cost for years ended December 31:

	2011	2012
Discount rate	6.6%	5.1%
Compensation increase (where applicable)	—	—

Assumed healthcare cost trend rates at December 31:

	2011	2012
Healthcare cost trend rate assumed for next year	8.3%	7.5%
Rate that the cost trend rate will gradually reach	4.4%	5.2%
Year of reaching the rate at which it is assumed to remain	2018	2019

Assumed healthcare trend rates can have a significant effect on the amounts reported for the retiree medical plans. A one percentage-point change in assumed healthcare cost trend rates would have the following effects as at December 31:

	2011			2012
	increase of 1%	decrease of 1%	increase of 1%	decrease of 1%
Effect on total of service and interest cost	1	(1)	1	—
Effect on postretirement benefit obligation	16	(14)	15	(13)

Historical data

	2008	2009	2010	2011	2012
Present value of defined-benefit obligation	353	295	297	269	250
Fair value of plan assets	—	—	—	—	—
(Deficit)	(353)	(295)	(297)	(269)	(250)
Experience adjustments in % on defined-benefit obligations; (gains) and losses	0.1%	4.9%	(8.1%)	(9.4%)	(4.8%)

Share-based compensation

The purpose of the share-based compensation plans is to align the interests of management with those of shareholders by providing incentives to improve the Company’s performance on a long-term basis, thereby increasing shareholder value.

The Company has granted the following:

•	options on its common shares;

•	rights to receive common shares in the future (restricted share rights).

These options and restricted share rights are granted to members of the Board of Management and other members of the Executive Committee, executives and certain selected employees. The number of granted options and restricted share rights depend on multipliers which are based on the relative Total Shareholders Return of Philips in comparison with a peer group of 11 multinationals.

Furthermore, in January 2012, as part of the Accelerate! program, the Company has granted the following:

•	options on its common shares (Accelerate! options);

•	rights to receive common shares in the future (Accelerate! share rights).

These Accelerate! options and share rights are granted to a group of approximately 500 key employees below the level of Board of Management.

USD-denominated options and share rights are granted to employees in the United States only.

Share-based compensation costs were EUR 88 million (EUR 76 million, net of tax), EUR 56 million (EUR 58 million, net of tax) and EUR 83 million (EUR 66 million, net of tax) in 2012, 2011 and 2010, respectively.

Option plans

Under the Company’s plans, options are granted at fair market value on the date of grant.

The Company grants options that expire after 10 years. Generally, these options vest after 3 years; however, a limited number of options granted to certain employees of acquired businesses may contain accelerated vesting. Except for the Accelerate! options, as of December 31, 2012 there are no outstanding options which contain non-market performance conditions.

The fair value of the Company’s 2012, 2011 and 2010 option grants was estimated using a Black-Scholes option valuation model and the following weighted average assumptions:

EUR-denominated	2010	2011	2012
Risk-free interest rate	2.43%	2.89%	1.87%
Expected dividend yield	4.1%	3.3%	4.7%
Expected option life	6.5 yrs	6.5 yrs	6.5 yrs
Expected share price volatility	30%	30%	32%

USD-denominated
Risk-free interest rate	2.43%	2.78%	1.23%
Expected dividend yield	3.9%	3.6%	4.5%
Expected option life	6.5 yrs	6.5 yrs	6.5 yrs
Expected share price volatility	32%	34%	38%

The Company grants Accelerate! options that expire after 10 years. The Accelerate! options ultimately vest on March 31, 2014. The actual number of Accelerate! options that will ultimately vest is dependent on achievement of the performance targets under the Accelerate! program, which are based on the 2013 mid-term financial targets, and provided that the employee is still employed with the Company.

Annual Report 2012      191

12 Group financial statements 12.11 - 12.11

The fair value of the Company’s Accelerate! option was estimated using a Black-Scholes option valuation model and the following assumptions:

EUR-denominated	2012
Risk-free interest rate	1,52%
Expected dividend yield	4.3%
Expected option life	6.5 yrs
Expected share price volatility	32%

USD-denominated
Risk-free interest rate	1.19%
Expected dividend yield	4.0%
Expected option life	6.5 yrs
Expected share price volatility	38%

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

The following tables summarize information about the Company’s options as of December 31, 2012 and changes during the year:

Option plans (excluding Accelerate! options)

EUR-denominated

	shares	weighted average exercise price
Outstanding at January 1, 2012	25,552,128	23.77
Granted	3,983,925	14.89
Exercised	754,979	13.76
Forfeited	2,263,287	22.92
Expired	3,408,522	32.02

Outstanding at December 31, 2012	23,109,265	21.43

Exercisable at December 31, 2012	13,019,540	22.89

The exercise prices range from EUR 12.63 to EUR 32.04. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2012, was 5.9 years and 3.9 years, respectively. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2012, was EUR 38 million and EUR 18 million, respectively.

The weighted average grant-date fair value of options granted during 2012, 2011, and 2010 was EUR 2.84, EUR 4.82 and EUR 4.95, respectively. The total intrinsic value of options exercised during 2012, 2011, and 2010 was approximately EUR 3 million, EUR 1 million and EUR 6 million, respectively.

Option plans (excluding Accelerate! options)

USD-denominated

	shares	weighted average exercise price
Outstanding at January 1, 2012	17,110,352	30.56
Granted	3,280,941	19.60
Exercised	651,330	17.42
Forfeited	1,441,659	29.68
Expired	1,691,652	30.10

Outstanding at December 31, 2012	16,606,652	29.04

Exercisable at December 31, 2012	9,420,431	31.25

The exercise prices range from USD 16.41 to USD 44.15. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2012, was 6.1 years and 4.2 years, respectively. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2012, was USD 41 million and USD 19 million, respectively.

The weighted average grant-date fair value of options granted during 2012, 2011 and 2010 was USD 4.56, USD 7.47 and USD 7.71, respectively. The total intrinsic value of options exercised during 2012, 2011 and 2010 was USD 4 million, USD 4 million and USD 7 million.

At December 31, 2012, a total of EUR 28 million of unrecognized compensation costs relate to non-vested options. These costs are expected to be recognized over a weighted-average period of 1.7 years. Cash received from exercises under the Company’s option plans amounted to EUR 19 million, EUR 20 million and EUR 39 million in 2012, 2011, and 2010, respectively. The actual tax deductions realized as a result of option exercises totaled approximately EUR 1 million, EUR 1 million and EUR 2 million, in 2012, 2011, and 2010, respectively.

The outstanding options are categorized in exercise price ranges as follows:

Option plans (excluding Accelerate! options)

exercise price	shares	intrinsic value in millions	weighted average remaining contractual term
EUR-denominated
10-15	5,894,502	34	8.2 yrs
15-20	2,378,247	4	2.3 yrs
20-25	10,054,042	—	6.3 yrs
25-30	2,009,241	—	3.3 yrs
30-35	2,773,233	—	4.3 yrs

	23,109,265	38	5.9 yrs
USD-denominated
15-20	4,656,080	38	7.7 yrs
20-25	396,606	2	8.6 yrs
25-30	4,073,352	1	5.7 yrs
30-35	3,527,301	—	5.5 yrs
35-40	2,014,092	—	5.2 yrs
40-55	1,939,221	—	4.3 yrs

	16,606,652	41	6.1 yrs

The aggregate intrinsic value in the tables and text above represents the total pre-tax intrinsic value (the difference between the Company’s closing share price on the last trading day of 2012 and the exercise

192      Annual Report 2012

12 Group financial statements 12.11 - 12.11

price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2012.

The following table summarizes information about the Company’s Accelerate! options as of December 31, 2012 and changes during the year:

Accelerate! options

	shares	weighted average exercise price
EUR-denominated
Granted	3,082,000	15.24
Forfeited	155,000	15.24

Outstanding at December 31, 2012	2,927,000	15.24
USD-denominated
Granted	940,000	20.02
Forfeited	80,000	20.02

Outstanding at December 31, 2012	860,000	20.02

The exercise price of the Accelerate! options are EUR 15.24 and USD 20.02. The average remaining contractual term for both EUR and USD Accelerate! options outstanding at December 31, 2012, was 9.1 years. The aggregate intrinsic value of the Accelerate! options outstanding at December 31, 2012, was EUR 14 million and USD 6 million respectively.

The grant-date fair value of Accelerate! options granted during 2012 was EUR 3.01 and USD 4.90. At December 31, 2012, a total of EUR 6 million of unrecognized compensation costs relate to both EUR and USD non-vested Accelerate! options. These costs are expected to be recognized over a period of 1.3 years.

Share plans

The fair value of restricted and Accelerate! share rights is equal to the fair value of the share at grant date less the present value of dividends which will not be received up to the vesting date.

The Company issues restricted share rights that vest in equal annual installments over a three-year period, starting one year after the date of grant. If the grantee still holds the shares after three years from the delivery date, Philips will grant 20% additional (premium) shares, provided the grantee is still with the Company on the respective delivery dates.

A summary of the status of the Company’s restricted share plans as of December 31, 2012 and changes during the year are presented below:

Restricted share rights (excluding Accelerate! share rights)1)

	shares	weighted average grant- date fair value
EUR-denominated
Outstanding at January 1, 2012	1,860,891	19.10
Granted	1,147,926	13.44
Vested/Issued	849,144	18.28
Forfeited	204,688	17.69

Outstanding at December 31, 2012	1,954,985	16.45
USD-denominated
Outstanding at January 1, 2012	1,264,699	26.33
Granted	1,445,614	17.81
Vested/Issued	579,861	24.87
Forfeited	206,296	22.39

Outstanding at December 31, 2012	1,924,156	20.99
1)	Excludes 20% additional (premium) shares that may be received if shares delivered under the restricted share rights plan are not sold for a three-year period

At December 31, 2012, a total of EUR 35 million of unrecognized compensation costs relate to non-vested restricted share rights. These costs are expected to be recognized over a weighted-average period of 2 years.

The Company issues Accelerate! share rights that ultimately vest on March 31, 2014. After vesting an additional two-year holding period applies. The actual number of Accelerate! share rights that will ultimately vest is dependent on the performance targets under the Accelerate! program, which are based on the 2013 mid-term financial targets, and provided that the employee is still employed with the Company.

A summary of the status of the Company’s Accelerate! share plans as of December 31, 2012 and changes during the year are presented below:

Accelerate! share rights

	shares	weighted average grant- date fair value
EUR-denominated
Granted	3,082,000	13.75
Forfeited	155,000	13.75

Outstanding at December 31, 2012	2,927,000	13.75
USD-denominated
Granted	940,000	18.05
Forfeited	80,000	18.05

Outstanding at December 31, 2012	860,000	18.05

At December 31, 2012, a total of EUR 27 million of unrecognized compensation costs relate to both EUR and USD non-vested Accelerate! share rights. These costs are expected to be recognized over a period of 1.3 years.

Annual Report 2012      193

12 Group financial statements 12.11 - 12.11

Other plans

Employee share purchase plan

Under the terms of employee stock purchase plans established by the Company in various countries, substantially all employees in those countries are eligible to purchase a limited number of Philips shares at discounted prices through payroll withholdings, of which the maximum ranges from 5% to 10% of total salary. Generally, the discount provided to the employees is in the range of 10% to 20%. A total of 1,906,183 shares were sold to employees in 2012 under the plan at an average price of EUR 15.69 (2011: 1,851,718 shares at EUR 17.93, 2010: 1,411,956 shares at EUR 22.54).

Convertible personnel debentures

In the Netherlands, the Company issued personnel debentures with a 2-year right of conversion into common shares of Royal Philips Electronics starting three years after the date of issuance, with a conversion price equal to the share price on that date. The last issuance of this particular plan was in December 2008. From 2009 onwards, employees in the Netherlands are able to join an employee share purchase plan as described in the previous paragraph. The fair value of the conversion option of EUR 2.13 in 2008 was recorded as compensation expense. In 2012, 270,827 shares were issued in conjunction with conversions at an average price of EUR 14.22 (2011: 1,079 shares at an average price of EUR 24.66, 2010: 279,170 shares at an average price of EUR 20.86).

Lumileds plan

In December 2006, the Company offered to exchange outstanding Lumileds Depository Receipts and options for cash and share-based instruments settled in cash. The amount to be paid to settle the obligation, with respect to share-based instruments, will fluctuate based upon changes in the fair value of Lumileds. Substantially all of the holders of the options and the depository receipts accepted the Company’s offer. The amount of the share-based payment liability, which is denominated in US dollars, recorded at December 31, 2011 was EUR 2.7 million. During 2012, the Company paid EUR 2.7 million as a final settlement of the liability.

Related-party transactions

In the normal course of business, Philips purchases and sells goods and services from/to various related parties in which Philips typically holds a 50% or less equity interest and has significant influence. These transactions are generally conducted with terms comparable to transactions with third parties.

	2010	2011	2012
Sales of goods and services	240	278	288
Purchases of goods and services	229	117	130
Receivables from related parties	20	19	13
Payables to related parties	5	6	4

Philips made various commitments, upon signing the agreement with TPV Technology Limited (TPV), to provide further funding to the venture (TP Vision):

•

A subordinated shareholder loan of EUR 51 million has been provided to TP Vision based on Philips’ share of 30% of the venture. EUR 21 million of this loan is due April, 2015 and EUR 30 million due April, 2017. Both loans can be extended depending on the venture’s funding needs;

•

A Senior 12-month EUR 30 million bridge loan to TP Vision, based on Philips’ share of 30% in the venture, that can be extended until April, 2017 depending on the venture’s funding needs. This bridge loan replaced the 9-month EUR 100 million senior bridge loan to the venture which was not drawn upon during 2012;

•

Payment of EUR 172 million non-refundable one-off advertising and promotion support for the venture in two installments: EUR 122 million which was disbursed in 2012, and EUR 50 million to be paid in 2013.

•	A EUR 100 million loan has been provided to TPV, due April, 2015.

In addition, depending on the funding needs of the venture, Philips has committed to provide EUR 60 million based on its 30% share in TP Vision. This additional funding is considered to have only a remote possibility of occurring.

See also note 5, Discontinued operations and Other assets classified as held for sale for further details on the Television business divestment.

In light of the composition of the Executive Committee during 2012, the Company considered the members of the Executive Committee and the Supervisory board to be the key management personnel as defined in IAS 24 ‘Related parties’. In 2010 and 2011, the Company considered the members of the Board of Management and the Supervisory board to be the key management personnel.

For remuneration details of the Executive Committee, the Board of Management and the Supervisory Board see note 32, Information on remuneration.

For employee benefit plans see note 29, Pensions and other postretirement benefits.

194      Annual Report 2012

12 Group financial statements 12.11 - 12.11

Information on remuneration

Remuneration of the Executive Committee

In 2012, the total remuneration costs relating to the members of the Executive Committee (including the members of the Board of Management) amounted to EUR 18,585,112 consisting of the elements in the table below.

Remuneration costs of the Executive Committee 2012

in euros

Salary	5,640,090
Annual incentive1)	4,839,949
Stock options2)	1,194,444
Restricted share rights2)	2,615,653
Pension costs	2,054,516
Other compensation3)	2,240,460
1)	The annual incentives are related to the performance in the year reported which are paid out in the subsequent year.
2)

Costs of stock options and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of stock options at the end of the lock up period and the value of restricted share rights at the release date

3)

The stated amount concern (share of) allowances to members of the Executive Committee that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities in the Netherlands is the starting point for the value stated. The one-time crisis tax levy of 16% as imposed by the Dutch government amounts to EUR 702,940. This crisis tax is payable by the employer and is charged over income of employees exceeding a EUR 150,000 threshold in 2012. This once-only amount is included in the amount stated under ‘other compensation’.

At December 31, 2012, the members of the Executive Committee (including the members of the Board of Management) held 1,376,913 stock options at a weighted average exercise price of EUR 18.23.

Remuneration of the Board of Management

In 2012, the total remuneration costs relating to the members of the Board of Management amounted to EUR 7,301,334 (2011: EUR 10,844,833; 2010: EUR 12,174,279).

At December 31, 2012, the members of the Board of Management held 454,500 stock options (2011: 1,072,431; 2010: 1,957,282) at a weighted average exercise price of EUR 18.78 (2011: EUR 23.01; 2010: EUR 24.94).

Annual Report 2012      195

12 Group financial statements 12.11 - 12.11

Remuneration costs of individual members of the Board of Management in euros

	salary	annual incentive1)	stock options2)	restricted share rights2)	pension costs		other compensation3)
20124)
F.A. van Houten	1,100,000	1,279,520	209,589	315,760	422,845		47,154
R.H. Wirahadiraksa	600,000	523,440	149,067	217,020	243,438		34,961
P.A.J. Nota	600,000	556,200	188,029	253,836	247,883		60,754
S.H. Rusckowski (Jan. - Apr.)	233,333	178,500	(200,400)	(209,638)	90,211		159,833

	2,533,333	2,537,660	346,285	576,978	1,004,377		302,701
2011
F.A. van Houten (Apr. - Dec.)	825,000	363,000	125,957	253,926	297,179		39,709
R.H. Wirahadiraksa (Apr. - Dec.)	450,000	148,500	105,477	180,686	170,299		72,125
G.H.A. Dutiné	650,000	214,500	462,263	334,186	245,018		143,774
P.A.J. Nota (Apr. - Dec.)	450,000	148,500	131,159	255,159	168,532		67,067
S.H. Rusckowski	687,500	231,000	211,915	341,856	254,975		336,773
G.J. Kleisterlee (Jan. - March)	275,000	92,400	375,736	29,973	(48,117	)5)	105,679
P-J. Sivignon (Jan. - March)	178,750	45,045	213,435	7,041	68,830		9,340
R.S. Provoost (Jan. - Sept.)	512,500	132,300	213,434	69,545	175,301		22,606

	4,028,750	1,375,245	1,839,376	1,472,372	1,332,017		797,073
2010
G.J. Kleisterlee	1,100,000	962,720	328,485	444,005	(255,757	)5)	321,778
P-J. Sivignon	711,250	469,326	187,763	255,398	240,051		28,122
G.H.A Dutiné	643,750	426,660	185,364	252,057	203,404		135,459
R.S. Provoost	646,250	426,660	185,364	251,225	193,194		30,919
A. Ragnetti (Jan. - Aug.)	429,583	284,440	425,340	284,199	134,353		433,489	6)
S.H. Rusckowski	646,250	426,660	187,763	255,228	216,814		76,713

	4,177,083	2,996,466	1,500,079	1,742,112	732,059		1,026,480
1)

The annual incentives are related to the performance in the year reported which are paid out in the subsequent year. For more details on the annual incentives, see sub-section 10.2.6, Annual Incentive, of this report

2)

Costs of stock options and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of stock options at the end of the lock up period and the value of restricted share rights at the release date

3)

The stated amounts concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities in the Netherlands is the starting point for the value stated. In 2011 the other compensation for Mr Rusckowski includes an amount of USD 445,976 (= EUR 325,352) related to tax equalization in connection with pension obligations

4)

A one-time crisis levy of 16% as imposed by the Dutch government amounts to EUR 413,405 in total. This crisis tax levy is payable by the employer and is charged over income of employees exceeding a EUR 150,000 threshold in 2012. These expenses do not form part of the remuneration costs mentioned.

5)	As Mr Kleisterlee was born before January 1, 1950, he continued to be a member of the final pay plan with a pensionable age of 60. No further accrual took place
6)	The other compensation amount includes an amount of EUR 400,000 as a one-off payment provided in conjunction with the departure of Mr Ragnetti from the Company

For further information on remuneration costs, see sub-section 10.2.4, Remuneration costs, of this report.

The tables below give an overview of the interests of the members of the Board of Management under the restricted share rights plans and the stock option plans of the Company:

Number of restricted share rights

	January 1, 2012		awarded 2012	released 2012	December 31, 2012	potential premium shares
F.A. van Houten	23,401	1)	20,001	8,367	35,035	9,024
R.H. Wirahadiraksa	17,419	1)	13,602	6,976	24,045	7,389
P.A.J. Nota	20,402	1)	13,602	7,934	26,070	7,482

	61,222		47,205	23,277	85,150	23,895
1)	(Partly) awarded before date of appointment as a member of the Board of Management

196      Annual Report 2012

12 Group financial statements 12.11 - 12.11

Stock options

	January 1, 2012		granted	exercised	expired	December 31, 2012	exercise price (in euros)	share (closing) price on exercise date	expiry date
F.A. van Houten	20,400	1)	—	—	—	20,400	22.88	—	10.18.2020
	75,000		—	—	—	75,000	20.90	—	04.18.2021
	—		75,000	—	—	75,000	14.82	—	04.23.2022
R.H. Wirahadiraksa	10,800	1)	—	—	—	10,800	23.11	—	04.14.2018
	12,000	1)	—	—	—	12,000	12.63	—	04.14.2019
	16,500	1)	—	—	—	16,500	24.90	—	04.19.2020
	51,000		—	—	—	51,000	20.90	—	04.18.2021
	—		51,000	—	—	51,000	14.82	—	04.23.2022
P.A.J. Nota	40,800	1)	—	—	—	40,800	22.88	—	10.18.2020
	51,000		—	—	—	51,000	20.90	—	04.18.2021
	—		51,000	—	—	51,000	14.82	—	04.23.2022

	277,500		177,000	—	—	454,500
1)	Awarded before date of appointment as a member of the Board of Management

See note 30, Share-based compensation for further information on stock options and restricted share rights as well sub-section 10.2.7, Long-Term Incentive Plan, of this report.

The accumulated annual pension entitlements and the pension costs of individual members of the Board of Management are as follows (in euros):

	age at December 31, 2012	accumulated annual pension as of December 31, 20121)	pension costs2,3)
F.A. van Houten	52	46,655	422,845
R.H. Wirahadiraksa	52	25,207	243,438
P.A.J. Nota	48	17,253	247,883
S.H. Rusckowski	55	40,647	90,211

			1,004,377

1)	Under average pay plan as of December 31, 2012 or the end date of employment
2)	Including costs related to employer contribution in defined-contribution pension plan
3)	Cost are related to the period of board membership

When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles. In 2012, no (additional) pension benefits were granted to former members of the Board of Management.

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 799,500 (2011: EUR 803,250; 2010: EUR 777,000); former members received no remuneration.

At December 31, 2012, the members of the Supervisory Board held no stock options.

Annual Report 2012      197

12 Group financial statements 12.11 - 12.11

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration (in euros):

	membership	committees	other compensation1)	total
2012
J. van der Veer	110,000	20,500	5,000	135,500
J.M. Thompson (Jan. - Apr.)	32,500	4,667	11,000	48,167
C.J.A. van Lede	65,000	10,834	5,000	80,834
E. Kist	65,000	10,333	5,000	80,333
J.J. Schiro	65,000	17,000	17,000	99,000
H. von Prondzynski	65,000	10,000	5,000	80,000
C. Poon	65,000	12,666	14,000	91,666
J.P. Tai	65,000	13,333	17,000	95,333
N. Dhawan (Apr. - Dec.)	65,000	6,667	17,000	88,667

	597,500	106,000	96,000	799,500
2011
J. van der Veer	98,750	19,375	2,000	120,125
J-M. Hessels (Jan. - March)	55,000	5,125	2,000	62,125
J.M. Thompson	65,000	14,000	20,000	99,000
C.J.A. van Lede	65,000	12,500	2,000	79,500
E. Kist	65,000	15,000	2,000	82,000
J.J. Schiro	65,000	14,000	17,000	96,000
H. von Prondzynski	65,000	10,000	2,000	77,000
C. Poon	65,000	10,000	20,000	95,000
J.P. Tai (Apr. - Dec.)	65,000	7,500	20,000	92,500

	608,750	107,500	87,000	803,250
2010
J.-M. Hessels	110,000	20,500	5,000	135,500
J.M. Thompson	65,000	14,000	14,000	93,000
R. Greenbury (Jan. - March)	32,500	2,000	2,000	36,500
C.J.A. van Lede	65,000	12,500	5,000	82,500
E. Kist	65,000	15,000	5,000	85,000
J.J. Schiro	65,000	14,500	11,000	90,500
H. von Prondzynski	65,000	10,000	5,000	80,000
C. Poon	65,000	7,500	17,000	89,500
J. van der Veer	65,000	14,500	5,000	84,500

	597,500	110,500	69,000	777,000
1)	The amounts mentioned under other compensation relate to the fee for intercontinental travel and the entitlement of EUR 2,000 under the Philips product arrangement.

Supervisory Board members’ and Board of Management members’ interests in Philips shares

Members of the Supervisory Board and of the Board of Management are not allowed to hold any interests in derivative Philips securities.

Number of shares1)

	December 31, 2011	December 31, 2012
J. van der Veer	15,781	16,624
H. von Prondzynski	3,124	3,290
J.P. Tai	—	1,053
F.A. van Houten	11,700	21,048
R.H. Wirahadiraksa	8,030	16,060
P.A.J. Nota	3,400	11,757

1)	Reference date for board membership is December 31, 2012

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

198      Annual Report 2012

12 Group financial statements 12.11 - 12.11

	December 31, 2011		December 31, 2012
	carrying amount	estimated fair value	carrying amount	estimated fair value
Financial assets
Carried at fair value:
Available-for-sale financial assets-non-current	139	139	153	153
Available-for-sale financial assets-current	—	—	—	—
Fair value through profit and loss-non-current	67	67	47	47
Fair value through profit and loss-current	—	—	—	—
Derivative financial instruments	229	229	137	137

	435	435	337	337
Carried at (amortized) cost:
Cash and cash equivalents	3,147	3,147	3,834	3,834
Other current financial assets	—	—	—	—
Loans and receivables:
Other non-current loans and receivables including guarantee deposits	72	72	267	267
Loans to investments in associates	2	2	—	—
Receivables-current	4,828	4,828	4,585	4,585
Receivables-non-current	127	127	176	176
Held-to-maturity investments	3	3	3	3
Available-for-sale financial assets	65	65	79	79

	8,244	8,244	8,944	8,944
Financial liabilities
Carried at fair value:
Fair value through profit and loss-non-current	—	—	(11)	(11)
Derivative financial instruments	(744)	(744)	(517)	(517)
Carried at (amortized) cost:
Accounts payable	(3,346)	(3,346)	(2,839)	(2,839)
Interest accrual	(65)	(65)	(75)	(75)
Debt	(3,860)	(4,489)	(4,534)	(5,532)

	(7,271)	(7,900)	(7,448)	(8,446)

The table below analyses financial instruments carried at fair value, by different hierarchy levels:

Fair value hierarchy

	level 1	level 2	level 3	total
December 31, 2012
Available-for-sale financial assets - non-current	110		43	153
Available-for-sale financial assets - current	—			—
Financial assets designated at fair value through profit and loss - non-current	28		19	47
Financial assets designated at fair value through profit and loss - current	—			—
Derivative financial instruments - assets		137		137

Total financial assets carried at fair value	138	137	62	337
Financial liabilities designated at fair value through profit and loss - non-current			(11)	(11)
Derivative financial instruments - liabilities		(517)	—	(517)
December 31, 2011
Available-for-sale financial assets - non-current	103		36	139
Available-for-sale financial assets - current	—			—
Financial assets designated at fair value through profit and loss - non-current	59		8	67
Financial assets designated at fair value through profit and loss - current	—			—
Derivative financial instruments - assets		229		229

Total financial assets carried at fair value	162	229	44	435
Derivative financial instruments - liabilities		(744)		(744)

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

Annual Report 2012      199

12 Group financial statements 12.11 - 12.11

The fair value of derivatives is calculated as the present value of the estimated future cash flows based on observable interest yield curves, basis spread and foreign exchange rates.

The valuation of convertible bond instruments uses observable market quoted data for the options and present value calculations using observable yield curves for the fair value of the bonds.

Level 3

If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3. The arrangement with the UK Pension Fund in conjunction with the sale of NXP is a financial instrument carried at fair value classified as level 3. At the end of 2012, the fair value of this instrument is estimated to be EUR 14 million with the changes of fair value recorded to financial income and expense. Please refer to note 12, Other non-current financial assets for more details.

Furthermore, deferred consideration and loan extension options to TP Vision are also included in level 3.

The table below shows the reconciliation from the beginning balance to the end balance for fair value measured in Level 3 of the fair value hierarchy.

	financial assets	financial liabilities
Balance at January 1, 2012	44	—
Total gains and losses recognised in:
- profit or loss	11	(11)
- other comprehensive income	7	—

Balance at December 31, 2012	62	(11)

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

Liquidity risk for the group is monitored through the Treasury liquidity committee which tracks the development of the actual cash flow position for the group and uses input from a number of sources in order to forecast the overall liquidity position both on a short and long term basis. Corporate Treasury invests surplus cash in money market deposits with appropriate maturities to ensure sufficient liquidity is available to meet liabilities when due.

The rating of the Company’s debt by major rating services may improve or deteriorate. As a result, Philips’ future borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group. At December 31, 2012, Philips had EUR 3,834 million in cash and cash equivalents (2011: EUR 3,147 million), within which short-term deposits of EUR 3,177 million (2011: EUR 2,422 million) and other liquid assets of EUR 120 million (2011: EUR 119 million). Philips pools cash from subsidiaries to the extent legally and economically feasible; cash not pooled remains available for operational or investment needs by the Company.

Furthermore, Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1.8 billion revolving credit facility that can be used for general corporate purpose and as a backstop for its commercial paper program. In January 2013 the EUR 1.8 billion facility was extended by 2 years until February 18, 2018. The facility has no financial covenants and repetitive material adverse change clauses and can be used for general corporate purposes. As of December 31, 2012, Philips did not have any amounts outstanding under any of these facilities. Additionally Philips also held EUR 120 million of equity investments in available-for-sale financial assets (fair value at December 31, 2012).

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

It is Philips’ policy that significant transaction exposures are hedged by the businesses. Accordingly, all businesses are required to identify and measure their exposures resulting from material transactions denominated in currencies other than their own functional currency. Philips’ policy generally requires committed foreign currency exposures to be fully hedged using forwards. Anticipated transactions may be hedged using forwards or options or a combination thereof. The amount hedged as a proportion of the total anticipated exposure identified varies per business and is a function of the ability to project cash flows, the time horizon for the cash flows and the way in which the businesses can adapt to changing levels of foreign-currency exchange rates. As a result, hedging activities cannot and will not eliminate all currency risks for these anticipated transaction exposures. Generally, the maximum tenor of these hedges is 18 months.

200      Annual Report 2012

12 Group financial statements 12.11 - 12.11

The following table outlines the estimated nominal value in millions of euros for transaction exposure and related hedges for Philips’ most significant currency exposures consolidated as of December 31, 2012:

Estimated transaction exposure and related hedges

in millions of euros

	maturity 0-60 days		maturity over 60 days
	exposure	hedges	exposure	hedges
Receivables

Functional vs. exposure currency

EUR vs. USD	454	(440)	1,803	(1,212)
USD vs. EUR	259	(226)	1,050	(553)
EUR vs. JPY	46	(45)	201	(139)
EUR vs. GBP	50	(43)	165	(94)
USD vs. JPY	32	(30)	182	(93)
EUR vs. PLN	40	(34)	60	(32)
USD vs. AUD	19	(14)	61	(31)
USD vs. CAD	15	(12)	62	(32)
CNY vs. EUR	17	(13)	58	(38)
USD vs. GBP	12	(9)	57	(29)
Others	154	(131)	338	(201)

Payables

Functional vs. exposure currency

EUR vs. USD	(188)	184	(653)	435
USD vs. CNY	(68)	68	(303)	173
EUR vs. PLN	(34)	27	(151)	80
IDR vs. USD	(28)	20	(108)	56
MXN vs. USD	(15)	7	(100)	6
USD vs. SGD	(17)	12	(87)	45
USD vs. MYR	(12)	8	(65)	26
EUR vs. GBP	(18)	17	(50)	27
CAD vs. USD	(23)	17	(42)	23
BRL vs. USD	(19)	16	(39)	13
Others	(200)	184	(277)	167

The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance-sheet accounts receivable/ payable and forecasted sales and purchases. Changes in the value of on-balance-sheet foreign-currency accounts receivable/payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under costs of sales. Hedges related to forecasted transactions, where hedge accounting is applied, are accounted for as cash flow hedges. The results from such hedges are deferred in other comprehensive income within equity to the extent that the hedge is effective. As of December 31, 2012, a gain of EUR 20 million was deferred in equity as a result of these hedges. The result deferred in equity will be released to earnings mostly during 2013 at the time when the related hedged transactions affect the income statement. During 2012, a net gain of EUR 8 million was recorded in the income statement as a result of ineffectiveness on certain anticipated cash flow hedges.

The total net fair value of hedges related to transaction exposure as of December 31, 2012 was an unrealized asset of EUR 25 million. An instantaneous 10% increase in the value of the euro against all currencies would lead to a decrease of EUR 69 million in the value of the derivatives; including a EUR 96 million decrease related to foreign exchange transactions of the US dollar against the euro, a EUR 17 million decrease related to foreign exchange transactions of the Japanese yen against euro, a EUR 8 million decrease related to foreign exchange transactions of the Pound sterling, partially offset by a EUR 69 million increase related to foreign exchange transactions of the euro against the US dollar.

The EUR 69 million decrease includes a loss of EUR 28 million that would impact the income statement, which would largely offset the opposite revaluation effect on the underlying accounts receivable and payable, and the remaining loss of EUR 41 million would be recognized in equity to the extent that the cash flow hedges were effective.

The total net fair value of hedges related to transaction exposure as of December 31, 2011 was an unrealized asset of EUR 7 million. As of February 2012, an instantaneous 10% increase in the value of the euro against all currencies would have led to an increase of EUR 19 million in the value of the derivatives; including a EUR 77 million increase related to foreign exchange transactions of the euro against the US dollar, partially offset by a EUR 17 million decrease related to foreign exchange transactions of the US dollar against the euro, a EUR 14 million decrease related to foreign exchange transactions of the Japanese yen against the euro, and a EUR 10 million decrease related to foreign exchange transactions of the pound sterling.

Foreign exchange exposure also arises as a result of inter-company loans and deposits. Where the Company enters into such arrangements the financing is generally provided in the functional currency of the subsidiary entity. The currency of the Company’s external funding and liquid assets is matched with the required financing of subsidiaries either directly through external foreign currency loans and deposits, or synthetically by using foreign exchange derivatives. In certain cases where group companies may also have external foreign currency debt or liquid assets, these exposures are also hedged through the use of foreign exchange derivatives. Changes in the fair value of hedges related to this translation exposure are recognized within financial income and expenses in the income statement. Translation exposure of foreign-currency equity invested in consolidated entities may be hedged. If a hedge is entered into, it is accounted for as a net investment hedge. The total net fair value of these financing derivatives as of December 31, 2012, was a liability of EUR 404 million. An instantaneous 10% increase in the value of the euro against all currencies would lead to an increase of EUR 423 million in the value of the derivatives, including a EUR 356 million increase related to the US dollar. The total amount recorded in other comprehensive income related to net investment hedges in 2012 was EUR 14 million.

Philips does not currently hedge the foreign exchange exposure arising from equity interests in non-functional-currency investments in associates and available-for-sale financial assets.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Philips had outstanding debt of EUR 4,534 million, which created an inherent interest rate risk. Failure to effectively hedge this risk could negatively impact financial results. At year-end, Philips held EUR 3,834 million in cash and cash equivalents, total long-term debt of EUR 3,725 million and total short-term debt of EUR 809 million. At December 31, 2012, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 72%, compared to 73% one year earlier.

A sensitivity analysis conducted as of January 2013 shows that if long-term interest rates were to decrease instantaneously by 1% from their level of December 31, 2012, with all other variables (including foreign exchange rates) held constant, the fair value of the long-term debt would increase by approximately EUR 422 million. If there was an increase of 1% in long-term interest rates, this would reduce the market value of the long-term debt by approximately EUR 339 million.

If interest rates were to increase instantaneously by 1% from their level of December 31, 2012, with all other variables held constant, the annualized net interest expense would decrease by approximately EUR 25 million. This impact was based on the outstanding net cash position at December 31, 2012.

A sensitivity analysis conducted as of February 2012 showed that if long-term interest rates were to decrease instantaneously by 1% from their level of December 31, 2011, with all other variables (including foreign exchange rates) held constant, the fair value of the long-term debt would increase by approximately EUR 245 million. If there was an increase of 1% in long-term interest rates, this would reduce the market value of the long-term debt by approximately EUR 245 million.

Annual Report 2012      201

12 Group financial statements 12.11 - 12.11

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

Philips is a shareholder in several publicly listed companies, including Chimei Innolux, Shenyang Neusoft Corporation Ltd, and TPV Technology Ltd. As a result, Philips is exposed to potential financial loss through movements in their share prices. The aggregate equity price exposure in its main available-for-sale financial assets amounted to approximately EUR 120 million at year-end 2012 (2011: EUR 110 million including investments in associates shares that were sold during 2011). Philips does not hold derivatives in its own stock or in the above-mentioned listed companies. Philips is also a shareholder in several privately owned companies amounting to EUR 36 million. As a result, Philips is exposed to potential value adjustments.

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

Philips is a purchaser of certain base metals, precious metals and energy. Philips hedges certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. The commodity price derivatives that Philips enters into are accounted for as cash flow hedges to offset forecasted purchases. As of December 2012, a loss of EUR 0.3 million was deferred in equity as a result of these hedges. A 10% increase in the market price of all commodities as of December 31, 2012 would increase the fair value of the derivatives by EUR 2 million.

As of December 2011, a loss of EUR 1 million was deferred in equity as a result of these hedges. As of February 2012, a 10% increase in the market price of all commodities as of December 31, 2011 would increase the fair value of the derivatives by EUR 1 million.

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

Below table shows the credit ratings of the financial institutions with which Philips had short-term deposits above EUR 25 million as of December 31, 2012:

Credit risk with number of counterparties

for deposits above EUR 25 million

	25-100 million	100-500 million	500-2,000 million
AAA-rated governments	—	1	—
AAA-rated government banks	—	—	1
AAA-rated bank counterparties	—	—	—
AA-rated bank counterparties	1	1	1
A-rated bank counterparties	1	3	—

	2	5	2

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

As of December 31, 2012, the company had country risk exposure of EUR 8 billion in the United States, EUR 3 billion in the Netherlands and EUR 1 billion in China (including Hong Kong). Other countries higher than EUR 500 million are Japan (EUR 750 million) and United Kingdom (EUR 741 million). Countries where the risk exceeded EUR 300 million but was less than EUR 500 million are Belgium and Germany. The degree of risk of a country is taken into account when new investments are considered. The company does not, however, use financial derivative instruments to hedge country risk.

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

To lower exposures and to avoid potential losses, Philips has a global Risk Engineering program in place. The main focus of this program is on property damage and business interruption risks including company interdependencies. Regular on-site assessments take place at Philips locations and business critical suppliers by risk engineers of the insurer in order to provide an accurate assessment of the potential loss and its impact. The results of these assessments are shared across the company’s stakeholders. On-site assessments are carried out against the predefined Risk Engineering standards which are agreed between Philips and the insurers. Recommendations are made in a Risk Improvement report and are monitored centrally. This is the basis for decision-making by the local management of the business as to which recommendations will be implemented. In 2012 additional focus was put on assessing natural catastrophe exposure.

For all policies, deductibles are in place, which vary from EUR 250,000 to EUR 2,500,000 per occurrence and this variance is designed to differentiate between the existing risk categories within Philips. Above this first layer of working deductibles, Philips operates its own reinsurance captive, which during 2012 retained EUR 2.5 million per occurrence for property damage and business interruption losses and EUR 5 million in the aggregate per year. For general and product liability claims, the captive retained EUR 1.5 million per claim and EUR 6 million

202      Annual Report 2012

12 Group financial statements 12.11 - 12.11

in the aggregate. New contracts were signed on December 31, 2012, for the coming year, whereby the re-insurance captive retentions remained unchanged.

Subsequent events

Transfer of Audio, Video, Multimedia and Accessories businesses to Funai

On 29 January 2013, Philips signed an agreement regarding the transfer of its Lifestyle Entertainment business (Audio, Video, Multimedia and Accessories) to Funai Electric Co., Ltd. (Funai). Under the terms of this agreement, Funai will pay a cash consideration of EUR 150 million and a brand license fee, relating to a license agreement for an initial period of five and a half years, with an optional renewal of five years. Currently these businesses belong to the operating sector Consumer Lifestyle.

The deal for the Audio, Video, Multimedia and Accessories businesses is expected to close second half of 2013. The Video business is expected to transfer in 2017, related to existing intellectual property licensing agreements. The gain on the transaction will be recorded at the closing date.

The transaction is subject to customary conditions, including regulatory and works council procedures.

Renewal of EUR 1.8 billion stand-by facility

On 18 January 2013, the Company extended its EUR 1.8 billion stand-by facility for 2 years until February 18, 2018. The facility has no financial covenants and repetitive material adverse change clauses and can be used for general corporate purposes.

Philips intends to sell its shareholding in Philips-Neusoft Medical Systems joint venture to Neusoft Medical Systems

On February 5, Philips announced that is has entered into a term sheet to sell its 51 percent shareholding in the Philips-Neusoft Medical Systems (PNMS) joint venture between Philips and Neusoft Medical Systems, a subsidiary of Neusoft Corporation, in Shenyang, China, to Neusoft Medical Systems and its overseas associates.

As part of the proposed agreement, a team of approximately 100 to 150 Computed Tomography (CT) system and component engineers and supporting staff will transfer from the joint venture to a new development center of Philips in Shenyang.

Financial details of the proposed transaction were not disclosed. The signing of the definitive agreements and subsequent closing is expected to take place before the end of 2013. The closing of the transaction is subject to the relevant shareholder and regulatory approvals.

Annual Report 2012      203

12 Group financial statements 12.12 - 12.12

12.12 Independent auditors’ report – Group

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:

We have audited the accompanying consolidated balance sheets of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2012 included in section 12.4 to 12.11. These consolidated financial statements are the responsibility of Koninklijke Philips Electronics N.V.‘s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Koninklijke Philips Electronics N.V.‘s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2013 expressed an unqualified opinion on the effectiveness of the company’s internal control over financial reporting.

/s/ KPMG ACCOUNTANTS N.V.

Amsterdam, The Netherlands

February 25, 2013

204      Annual Report 2012

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

Additional information

For ‘Additional information’ within the meaning of Section 2:392 of the Dutch Civil Code, please refer to section 12.12, Independent auditor’s report—Group, of this report, section 13.5, Independent auditor’s report—Company, of this report, and section 5.4, Proposed distribution to shareholders, of this report.

Adjustments

Prior period amounts have been revised to reflect certain immaterial adjustments (see section 12.10, Significant accounting policies, of this report).

Annual Report 2012      205

13 Company financial statements 13.1 - 13.1

13.1 Balance sheets before appropriation of results

Balance sheets of Koninklijke Philips Electronics N.V. as of December 31

in millions of euros

		2011		2012
Assets
Non-current assets:
Property, plant and equipment	1		2
Intangible assets	19		9
Investments in affiliated companies	19,543		16,586
Non-current receivables	—		49
Deferred tax assets	148		212
Other non-current financial assets	114		325
		19,825		17,183
Current assets:
Receivables	3,206		7,988
Cash and cash equivalents	1,000		2,879
		4,206		10,867

		24,031		28,050
Liabilities and shareholders’ equity
Shareholders’ equity:
Preference shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2011: 2,000,000,000 shares)
- Issued: none
Common shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2011: 2,000,000,000 shares)
- Issued and fully paid: 957,132,962 shares (2011: 1,008,975,445 shares)	202		191
Capital in excess of par value	813		1,304
Legal reserve: revaluation	70		54
Legal reserve: available-for-sale financial assets	45		54
Legal reserve: cash flow hedges	(9)		20
Legal reserve: affiliated companies	1,094		1,161
Legal reserve: currency translation differences	7		(93)
Retained earnings	13,079		9,326
Net income 1)	(1,295)		226
Treasury shares, at cost: 42,541,687 shares (2011: 82,880,543 shares)	(1,690)		(1,103)
		12,316		11,140
Non-current liabilities:
Long-term debt	2,955		3,539
Long-term provisions	49		10
Deferred tax liabilities	9		19
Other non-current liabilities	82		139
		3,095		3,707
Current liabilities:
Short-term debt	7,351		11,742
Other current liabilities	1,269		1,461
		8,620		13,203
Contractual obligations and contingent liabilities not appearing in the balance sheet

		24,031		28,050

1)	Prepared before appropriation of results

206      Annual Report 2012

13 Company financial statements 13.2 - 13.3

13.2 Statements of income

Statements of income of Koninklijke Philips Electronics N.V. for the years ended December 31

in millions of euros

	2011	2012
Net income from affiliated companies	(1,259)	635
Other net income	(36)	(409)

Net income	(1,295)	226

13.3 Statement of changes in equity

Statement of changes in equity of Koninklijke Philips Electronics N.V.

in millions of euros unless otherwise stated

	legal reserves
	outstand- ing num- ber of shares in thousands	com- mon shares	capital in excess of par value	revalua- tion	available- for-sale financial assets	cash flow hedges	affiliated compa- nies	currency translation differences	retained earnings	net income	treasury shares at cost	share- holders’ equity
Balance as of January 1, 2012	926,095	202	813	70	45	(9)	1,094	7	13,079	(1,295)	(1,690)	12,316
Appropriation of prior year result									(1,295)	1,295		—
Net income										226		226
Release revaluation reserve				(16)					16			—
Net current period change					8	23	67	(99)	(473)			(474)
Income tax on net current period change					(2)	(8)		—				(10)
Reclassification into income					3	14		(1)				16
Dividend distributed	30,522	6	422						(687)			(259)
Cancellation of treasury shares		(17)							(1,221)		1,238	—
Purchase of treasury shares	(46,871)								(47)		(769)	(816)
Re-issuance of treasury shares	4,845		(22)						(46)		118	50
Share-based compensation plans			84									84
Income tax on share-based compensation plans			7									7

Balance as of December 31, 2012	914,591	191	1,304	54	54	20	1,161	(93)	9,326	226	(1,103)	11,140

Annual Report 2012      207

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

	investments in Group companies	investments in associates	loans	total
Balance as of January 1, 2012	17,694	95	1,754	19,543
Changes:
Acquisitions/additions	4,613	9	4,623	9,245
Sales/redemptions	(11,725)	—	(202)	(11,927)
Net income from affiliated companies	850	(16)	—	834
Dividends received	(535)	—	—	(535)
Translation differences	(100)	(1)	(72)	(173)
Other	(401)	—	—	(401)

Balance as of December 31, 2012	10,396	87	6,103	16,586

A list of subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code, Book 2, Sections 379 and 414), is deposited at the Chamber of Commerce in Eindhoven, The Netherlands.

In December 2012, the Company revisited its foreign based intra-group finance activities. In this context certain intra group finance activities were established in a new foreign based group company and existing activities, embedded in another foreign based group company, were wound down. The establishment and funding of the new finance company involved capital injections of EUR 4,183 million and the issuance of a Subordinated Loan of EUR 4,473 million subject to variable interest payments currently accrued at 5.85% per year. Both amounts are reflected in the line Acquisitions/additions. The winding down of existing foreign based intra-group finance activities resulted in a capital reduction of EUR 11,655 million, which is reflected in the line Sales/ redemptions.

On December 5, 2012 the Company announced that it received a fine of EUR 313 million from the European Commission following an investigation into alleged violation of competition rules in the Cathode-Ray Tubes (CRT) industry. In addition, the European Commission has ordered Philips and LG Electronics to be jointly and severally liable to pay a fine of EUR 392 million for an alleged violation of competition rules by LG.Philips Displays (LPD), a 50/50 joint venture between the Company and LG Electronics. In 2006, LPD went bankrupt. The amount of EUR 196 million (being 50% of the fine related to LPD) is therefore recorded directly under net income from afficiated companies and not as a decrease of the investment value in associates. The book value of our interest in LPD, which qualifies as an investment in associates, is valued at nil. The loss of EUR 196 million is therefore recognized in Other current liabilities and is not visible in the table above.

Included in Other, under Investments in Group companies, are actuarial gains and losses of EUR 406 million related to defined-benefit plans of group companies.

Other non-current financial assets

	available- for-sale financial assets	loans and receivables	financial assets at fair value through profit and loss	total
Balance as of January 1, 2012	81	25	8	114
Changes:
Acquisitions/additions	13	206	17	236
Value adjustments	(2)	(10)	(5)	(17)
Impairments	(8)	—	—	(8)

Balance as of December 31, 2012	84	221	20	325

Available-for-sale financial assets

The Company’s investments in available-for-sale financial assets mainly consists of investments in common stock of companies in various industries.

Loans and receivables

The increase of loans and receivables in 2012 mainly relates to loans provided to TPV Technology Limited and the television joint venture TP Vision Holding BV (EUR 151 million in aggregate), which was established on April 1, 2012 in the context of the divestment of Philips’ Television business. Additionally there was an increase of EUR 53 million in Loans and receivables related to the sale of real estate belonging to the High Tech Campus.

Financial assets at fair value through profit and loss

Included in this category are certain financial instruments that Philips received in exchange for the transfer of its television activities. The initial value of EUR 17 million was adjusted by EUR 11 million during 2012.

In 2010, the Company sold its entire holding of common shares in NXP Semiconductors B.V. (NXP) to Philips Pension Trustees Limited (herein referred to as “UK Pension Fund”). As a result of this transaction the UK Pension Fund obtained the full legal title and ownership of the NXP shares, including the entitlement to any future dividends and the proceeds from any sale of shares. From the date of the transaction the NXP shares are an integral part of the plan assets of the UK Pension Fund. The purchase agreement with the UK Pension Fund includes an arrangement that may entitle Philips to a cash payment from the UK Pension Fund on or after September 7, 2014, if the value of the NXP shares has increased by this date to a level in excess of a predetermined threshold, which at the time of the transaction was substantially above the transaction price, and the UK Pension Fund is in a surplus (on the regulatory funding basis) on September 7, 2014. The arrangement qualifies as a financial instrument and is reported under Other non-current financial assets. The fair value of the arrangement was estimated to be EUR 8 million as of December 31, 2011. As of December 31, 2012 management’s best estimate of the fair value of the arrangement is EUR 14 million, based on the risks, the stock price of NXP, the current progress and the long-term nature of the recovery plan of the UK Pension Fund.

Receivables

	2011	2012
Trade accounts receivable	85	83
Affiliated companies	2,679	7,690
Other receivables	27	23
Advances and prepaid expenses	36	16
Derivative instruments—assets	379	176

	3,206	7,988

208      Annual Report 2012

13 Company financial statements 13.4 - 13.4

In 2012, receivables increased by EUR 4,782 million, which largely relates to increased receivables with affiliated companies of EUR 5,011 million. From July 2012, cash transactions with US-based group companies are executed directly through Koninklijke Philips Electronics (KPENV) resulting in significant short term intercompany receivables and payables. Consequently, the intercompany receivables stated under ‘Affiliated Companies’ are significantly higher compared to previous years.

Shareholders’ equity

Common shares

As of December 31, 2012, the issued and fully paid share capital consists of 957,132,962 common shares, each share having a par value of EUR 0.20.

In May 2012, the Company settled a dividend of EUR 0.75 per common share, representing a total value of EUR 687 million. Shareholders could elect for a cash dividend or a share dividend. Approximately 62.4% of the shareholders elected for a share dividend, resulting in the issuance of 30,522,107 new common shares. The settlement of the cash dividend resulted in a payment of EUR 259 million.

Preference shares

The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to (de facto) take over control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. As of December 31, 2012, no preference shares have been issued.

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

The following transactions took place resulting from employee option and share plans:

	2011	2012
Shares acquired	32,484	5,147
Average market price	EUR 19.94	EUR 17.86
Amount paid	EUR 1 million	EUR 0 million
Shares delivered	4,200,181	4,844,898
Average market price	EUR 20.54	EUR 24.39
Amount received	EUR 87 million	EUR 118 million
Total shares in treasury at year-end	33,552,705	28,712,954
Total cost	EUR 965 million	EUR 847 million

In order to reduce share capital, the following transactions took place in 2012 (there were no transactions to reduce share capital in 2011):

	2011	2012
Shares acquired	47,475,840	46,865,485
Average market price	EUR 14.74	EUR 16.41
Amount paid	EUR 700 million	EUR 769 million
Reduction of capital stock	—	82,364,590
Total shares in treasury at year-end	49,327,838	13,828,733
Total cost	EUR 725 million	EUR 256 million

Dividend distribution

A proposal will be submitted to the 2013 General Meeting of Shareholders to pay a dividend of EUR 0.75 per common share, in cash or shares at the option of the shareholder, from the 2012 net income and retained earnings of the Company.

Legal reserves

As of December 31, 2012, legal reserves relate to the revaluation of assets and liabilities of acquired companies in the context of multi-stage acquisitions of EUR 54 million (2011: EUR 70 million), unrealized gains on available-for-sale financial assets of EUR 54 million (2011: EUR 45 million), unrealized gains on cash flow hedges of EUR 20 million (2011: unrealized losses of EUR 9 million), ‘affiliated companies’ of EUR 1,161 million (2011: EUR 1,094 million) and unrealized currency translation losses of EUR 93 million (2011: gains of EUR 7 million).

The item ‘affiliated companies’ relates to the ‘wettelijke reserve deelnemingen’, which is required by Dutch law. This reserve relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

Limitations in the distribution of shareholders’ equity

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity of EUR 1,480 million (2011: EUR 1,418 million). As at December 31, 2012, such limitations relate to common shares of EUR 191 million (2011: EUR 202 million) as well as to legal reserves included under ‘revaluation’ of EUR 54 million (2011: EUR 70 million), available-for-sale financial assets of EUR 54 million (2011: EUR 45 million), unrealized gains on cash flow hedges of EUR 20 million and ‘affiliated companies’ of EUR 1,161 million (2011: EUR 1,094 million). The 2011 limitation included unrealized gains of currency translations of EUR 7 million, that are negative in 2012 (see explanation below).

In general unrealized gains relating to available-for-sale financial assets and cash flow hedges cannot be distributed as part of shareholders’ equity as they form part of the legal reserves protected under Dutch law. By their nature, unrealized losses relating to currency translation differences reduce shareholders’ equity, and thereby distributable amounts.

Therefore, gains related to available-for-sale financial assets (2012: EUR 54 million) and cash flow hedges (2012: EUR 20 million) included in legal reserves limit the distribution of shareholders’ equity. The unrealized losses related to currency translation (2012: EUR 93 million) reduce the distributable amount by their nature.

Annual Report 2012      209

13 Company financial statements 13.4 - 13.4

Long-term debt and short-term debt

Long-term debt

	(range of) interest rates	average interest rate	amount outstanding	due in 1 year	due after 1 year	due after 5 years	average remaining term (in years)	amount outstanding 2011
USD bonds	3.8 - 7.8%	5.6%	3,198	109	3,089	3,089	14.2	2,505
Convertible debentures	—	—	12	12	—	—	—	23
Private financing	—	—	2	2	—	—	1.0	—
Intercompany financing	0.0 - 1.4%	0.7%	442	442	—	—	0.2	996
Bank borrowings	2.3 - 2.8%	2.5%	450	—	450	200	4.6	450
Other long-term debt	2.5 - 19.0%	5.0%	49	49	—	—	1.0	56

			4,153	614	3,539	3,289		4,030
Corresponding data previous year			4,030	1,075	2,955	2,207		3,990

The following amounts of the long-term debt as of December 31, 2012, are due in the next five years:

2013	614
2014	250
2015	—
2016	—
2017	—

864
Corresponding amount previous year	1,823

Convertible debentures include Philips personnel debentures. For more information, please refer to note 19, Long-term debt and short-term debt.

Short-term debt

Short-term debt includes the current portion of outstanding external and intercompany long-term debt of EUR 614 million (2011: EUR 1,075 million), other debt to group companies totaling EUR 11,015 million (2011: EUR 6,214 million) and short-term bank borrowings of EUR 113 million (2011: EUR 62 million).

Debt to other group companies is significantly higher compared to previous years as a result of the adoption of a new practice to clear cash transactions with US-based subsidiaries (see note C, Receivables for further explanation).

Other current liabilities

	2011	2012
Income tax payable	—	78
Other short-term liabilities	64	538
Accrued expenses	171	253
Derivative instruments—liabilities	1,034	592

	1,269	1,461

Other short-term liabilities include a payable amount of EUR 509 million related to a fine from the European Commission following an investigation into alleged violation of competition rules in the Cathode-Ray Tubes (CRT) industry. The payable amount represents the aggregate of the amount of EUR 313 million to be paid by the Company and EUR 196 million, being 50% of the fine related to LPD (see note A, Investments in affiliated companies for further explanation).

Net income

Net income in 2012 amounted to a profit of EUR 226 million (2011: a loss of EUR 1,295 million). The increase of net results in 2012 compared to 2011 is especially due to the financial performance of affiliated companies.

Employees

The number of persons employed by the Company at year-end 2012 was 10 (2011: 9) and included the members of the Board of Management and certain leaders from functions, businesses and markets, together referred to as the Executive Committee.

For the remuneration of past and present members of both the Board of Management and the Supervisory Board, please refer to note 32, Information on remuneration, which is deemed incorporated and repeated herein by reference.

Contractual obligations and contingent liabilities not appearing in the balance sheet

Philips entered into contracts with several venture capitalists where it committed itself to make, under certain conditions, capital contributions to investment funds to an aggregated amount of EUR 48 million until June 30, 2021. These investments will qualify as non-controlling interests once the capital contributions have been paid. Furthermore, Philips made commitments to third parties of EUR 25 million with respect to sponsoring activities. The amounts are due before 2016.

General guarantees as referred to in Section 403, Book 2, of the Dutch Civil Code, have been given by the Company on behalf of several group companies in the Netherlands. The liabilities of these companies to third parties and investments in associates totaled EUR 1,416 million as of year-end 2012 (2011: EUR 1,450 million).

Guarantees totaling EUR 284 million (2011: EUR 279 million) have also been given on behalf of other group companies and credit guarantees totaling EUR 4 million (2011: EUR 14 million) on behalf of unconsolidated companies and third parties. The Company is the head of a fiscal unity that contains the most significant Dutch wholly-owned group companies. The Company is therefore jointly and severally liable for the tax liabilities of the tax entity as a whole. For additional information, please refer to note 25, Contingent liabilities.

Audit fees

For a summary of the audit fees, please refer to the Group Financial statements, note 1, Income from operations.

Subsequent events

Transfer of Audio, Video, Multimedia and Accessories businesses to Funai

On 29 January 2013, Philips signed an agreement regarding the transfer of its Lifestyle Entertainment business (Audio, Video, Multimedia and Accessories to Funai Electric Co., Ltd. (Funai). Under the terms of this agreement, Funai will pay a cash consideration of EUR 150 million and a brand license fee, relating to a license agreement for an initial period of five and a half years, with an optional renewal of five years. Currently these businesses belong to the operating sector Consumer Lifestyle.

210      Annual Report 2012

13 Company financial statements 13.5 - 13.5

The deal for the Audio, Multimedia and Accessories businesses is expected to close second half of 2013. The Video business is expected to transfer in 2017, related to existing intellectual property licensing agreements. The gain on the transaction will be recorded at the closing date.

The transaction is subject to customary conditions, including regulatory and works council procedures.

Renewal of EUR 1.8 bilion stand-by facility

On 18 January 2013, the Company extended its EUR 1.8 billion stand-by facility for 2 years until February 18, 2018. The facility has no financial covenants and repetitive material adverse change clauses and can be used for general corporate purposes.

Philips intends to sell its shareholding in Philips-Neusoft Medical Systems joint venture to Neusoft Medical Systems

On February 5, Philips announced that it has entered into a term sheet to sell its 51 percent shareholding in the Philips-Neusoft Medical Systems (PNMS) joint venture between Philips and Neusoft Medical Systems, a subsidiary of Neusoft Corporation, in Shenyang, China, to Neusoft Medical Systems and its overseas associates.

As part of the proposed agreement, a team of approximately 100 to 150 Computed Tomography (CT) system and component engineers and supporting staff will transfer from the joint venture to a new development center of Philips in Shenyang.

Financial details of the proposed transaction were not disclosed. The signing of the definitive agreements and subsequent closing is expected to take place before the end of 2013. The closing of the transaction is subject to the relevant shareholder and regulatory approvals.

February 25, 2013

The Supervisory Board

The Board of Management

13.5 Independent auditor’s report—Company

Independent auditor’s report

To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:

Report on the Company financial statements

We have audited the accompanying Company financial statements 2012 which are part of the financial statements of Koninklijke Philips Electronics N.V., Eindhoven, the Netherlands, and comprise the Company balance sheet as at December 31, 2012, the Company statements of income and changes in equity for the year then ended, and the notes, comprising a summary of the accounting policies and other explanatory information as included in section 13 to 13.4.

Management’s responsibility

The Board of Management is responsible for the preparation and fair presentation of these Company financial statements and for the preparation of the Management report, both in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the Company financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the Company financial statements give a true and fair view of the financial position of Koninklijke Philips Electronics N.V. as at December 31, 2012, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirements under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the Management report, to the extent we can assess, as defined in the introduction paragraph of section 12 Group financial statements, has been prepared in accordance with part 9 of Book 2 of this Code, and if the information as required under Section 2:392 sub 1 at b - h has been annexed. Further, we report that the Management report, to the extent we can assess, is consistent with the Company financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Amsterdam, The Netherlands

February 25, 2013

KPMG Accountants N.V.

J.F.C. van Everdingen RA

Annual Report 2012      211

14 Sustainability statements 14 - 14

14 Sustainability statements

Approach to sustainability reporting

Philips has a long tradition of sustainability reporting, beginning in 1999 when we published our first environmental annual report. In 2003, we expanded our reporting with the launch of our first sustainability annual report, which provided details of our social and economic performance in addition to our environmental results.

As a next step, we decided to publish an integrated financial, social and environmental report, reflecting the progress we have made embedding sustainability in our way of doing business in 2008. This is also supported by the inclusion of sustainability in the Philips Commitments and the company strategy.

This is our fifth annual integrated financial, social and environmental report.

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

Stakeholder engagement

Across all our activities we seek to engage stakeholders to gain their feedback on specific areas of our business. Working in partnerships is crucial in delivering on our vision to make the world healthier and more sustainable through innovation. We participate in meetings and task forces as a member of organizations including the WBCSD, Electronic Industry Citizenship Coalition (EICC), Carbon Disclosure Project Supply Chain, European Committee of Domestic Equipment Manufacturers (CECED), Federation of National Manufacturers Associations for Luminaires and Electrotechnical Components for Luminaires in the European Union (CELMA), European Coordination Committee of the Radiological, Electromedical and Healthcare IT Industry (COCIR), Digital Europe, European Lamp Companies Federation (ELC), European Roundtable of Industrialists (ERT), National Electrical Manufacturers Association (NEMA), Environmental Leadership Council of the Information Technology Industry Council (ELC ITIC), Consumer Electronics Association (CEA), Association of Home Appliance Manufacturers (AHAM) and Healthcare Plastics Recycling Council (HPRC).

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

Biodiversity

Philips’ commitment to the subject of biodiversity made several significant steps forward in 2012. This was led mainly by the Philips Leaders for Nature (LFN) team which is part of the IUCN Netherlands committee LFN program. The program brings companies, NGOs and government together to work on the topic of business and biodiversity. The Philips LFN team grew both in the number of team members, local and company-wide initiatives, as well as widening the scope of discussions on the internal company-wide social network platform. This year the LFN team not only took an active part for the 5th year in the LFN programs but was represented on the LFN organizing committee for the second year running.

In October, the Philips LFN team organized the Philips sustainability week. This was planned to coincide with the Dutch Sustainability awareness day. The Philips activities took place across multiple sites and were intended to raise awareness of sustainability and biodiversity among Philips employees in the Netherlands. The program included education around biodiversity, sustainable transport, recycling, green products, and reducing your footprint by adopting a more vegetarian diet. There were also recycling and biodiversity restoration activities at the Philips Innovation Campus in Bangalore, Cleveland, Klagenfurt, Reedsville, and the Eindhoven High-Tech Campus amongst others.

The Philips Drachten site green teams have started a program to investigate opportunities for biodiversity restoration locally. This is part of a campaign to raise awareness that healthy ecosystems are the very foundations of our existence. The teams carried out a biodiversity scan of their site and are implementing recommended actions to increase site biodiversity. This will enable the restoration of the local flora and fauna and creating a pleasant outdoor environment for Drachten employees.

In November, the LFN team together with the Philips Corporate Sustainability Office organized the first and very successful Business Ecosystems Training (BET). The training was web-based and nearly 200 Philips employees from all sectors and 21 countries participated. This was the first of a series of trainings intended to increase the knowledge and understanding of the links between ecosystems and business. The BET program was developed by the WBCSD, its member companies and partners, and the IUCN. The training included an introduction to biodiversity and ecosystems, the link to Philips (risks and opportunities) what Philips and other companies have done and can do to include natural capital into their everyday activities.

Philips policy continues to focus on:

•	Continuing to reduce the impact of our operations through our Green Operations program, focusing on CO2 emissions, water, waste and restricted and hazardous substances

•	Continuing our EcoDesign activities, resulting in Green Products

•	Study concepts such as ‘Cradle to Cradle’, ‘Biomimicry’ and ‘The Natural Step’ – all focused on learning or imitating nature’s remarkably efficient designs – for our Sustainable Innovation efforts

•

Continuing our global partnership with IUCN, the International Union for the Conservation of Nature. Together we are exploring how specific lighting technology can redress the disturbance of fauna around the world, enabling it to co-exist with human sea and coastal development, for instance.

Reporting standards

In this report, we have followed relevant best practice standards and international guidelines while reporting on our sustainability performance. Most important are the Global Reporting Initiative’s (GRI) G3.1 Sustainability Reporting Guidelines.

With regard to the GRI Application Levels system, we assessed ourselves at the A+ level. A detailed overview of our Management Approach and the G3.1 Core Indicators is provided at the end of this section.

We signed on to the United Nations Global Compact in March 2007, joining thousands of companies from all regions of the world as well as international labor and civil society organizations to advance 10 universal principles in the areas of human rights, labor, the environment and anti-corruption. Our General Business Principles, Sustainability and Environmental Policies, and our Supplier Sustainability Declaration are the cornerstones that enable us to live up to the standards set by the Global Compact. This is closely monitored and reported, as illustrated throughout this report, which is also our annual Communication on Progress (COP) submitted to the UN Global Compact Office.

Material issues and our focus

Based on ongoing trend analysis and stakeholder input, we identify the key material issues for our company from a sustainability perspective. We have mapped the issues in the table below, taking into account the:

•	level of concern to society at large and stakeholders, versus impact on Philips, and

212      Annual Report 2012

14 Sustainability statements 14 - 14

•	level of control or influence we can have on an issue through our operations and products/solutions.

This is a dynamic process, as we continuously monitor the world around us. We develop our policies and programs based on our findings. The results have been reviewed and approved by the Sustainability Board.

Key material issues

Reference1)
Environmental

- Climate change	section 4.1, The power to make a difference, of this report section 5.3, Environmental performance, of this report section 14.2, EcoVision, of this report

- Energy management	section 3.5, Re-inventing lighting for consumers, of this report section 4.1, The power to make a difference, of this report section 5.3, Environmental performance, of this report

- Clean technologies	sub-section 6.4.1, Philips Group Innovation, of this report

- Collection and recycling (waste)

chapter 2, Group strategic focus, of this report

section 4.1, The power to make a difference, of this report

section 5.3, Environmental performance, of this report

section 14.2, EcoVision, of this report

- Limited natural resources and resource efficiency

chapter 2, Group strategic focus, of this report

section 4.1, The power to make a difference, of this report

section 5.3, Environmental performance, of this report

section 14.2, EcoVision, of this report

- Decreasing biodiversity (including wood and paper sources)	chapter 14, Sustainability statements, of this report

- Water scarcity	chapter 14, Sustainability statements, of this report

- Nano materials	sub-section 6.4.1, Philips Group Innovation, of this report

Reference1)

Societal

- Aging population	chapter 2, Group strategic focus, of this report section 6.1, Healthcare, of this report

- Rising healthcare costs	chapter 2, Group strategic focus, of this report section 6.1, Healthcare, of this report

- Chronic and lifestyle related diseases	chapter 2, Group strategic focus, of this report section 6.1, Healthcare, of this report

- Healthy Living	Message from the CEO, of this report chapter 2, Group strategic focus, of this report section 6.2, Consumer Lifestyle, of this report

- Expanding middle class in growth geographies	Message from the CEO, of this report section 6.2, Consumer Lifestyle, of this report

- Rising attention for human rights (deeper into the supply chain)	section 5.2, Social performance, of this report chapter 14, Sustainability statements, of this report section 14.5, Supplier indicators, of this report

- Demographic shift and urbanization	section 3.1, Driving progressive health care, of this report section 3.6, Enhancing urban life with light, of this report

- Conflict minerals	sub-section 5.2.10, Supplier sustainability, of this report section 14.5, Supplier indicators, of this report

- Employee health and safety	section 5.2, Social performance, of this report

- Economic downturn	Message from the CEO, of this report

- Transparency and stakeholder activism	sub-section 5.2.9, Stakeholder engagement, of this report sub-section 5.2.10, Supplier sustainability, of this report section 14.5, Supplier indicators, of this report

- Food scarcity	sub-section 5.3.1, Green Innovation, of this report chapter 14, Sustainability statements, of this report

Annual Report 2012      213

14 Sustainability statements 14 - 14

Reference1)

Governance

- Privacy	section 14.4, General Business Principles, of this report

- Business ethics and General Business Principles	section 14.4, General Business Principles, of this report

- Partnerships and co-creation	section 4.2, Encouraging positive change, of this report sub-section 6.4.1, Philips Group Innovation, of this report chapter 14, Sustainability statements, of this report

- Impact of social media	sub-section 5.2.9, Stakeholder engagement, of this report section 14.4, General Business Principles, of this report

- Metrics beyond financials	section 5.2, Social performance, of this report section 5.3, Environmental performance, of this report

- Increasing product regulation

section 7.5, Compliance risks, of this report

sub-section 6.1.3, About Philips Healthcare, of this report

sub-section 6.2.3, About Consumer Lifestyle, of this report

sub-section 6.3.3, About Philips Lighting, of this report

1)

With the exception of section 5.2, Social performance, section 5.3, Environmental performance, and chapter 14, Sustainability statements, of this report, the sections and chapters referred to are not included in the scope of the assurance engagement

Programs and targets

Our sustainability commitments are grouped under the label EcoVision, comprising the following elements:

	target 2015	baseline year

Green Product Sales	50% of total sales

Lives Improved	2 billion

Green Innovation

- Investments	EUR 2 billion (cumulative)	2010

- Energy Efficiency	49 Lumen/Watt (up 50%)	2009

- Materials

- Collection & Recycling	74,000 tonnes (up 100%)	2009

- Recycled content	15,000 tonnes (up 100%)	2009

Green Operations

- CO2 reduction	40%	2007

- Health & Safety	0.26 Lost Workday Injury Cases per 100 FTE

Supplier Sustainability1)	72% compliant

1)	For more information see section 14.5, Supplier indicators, of this report

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

Comparability and completeness

We used expert opinions and estimates for some parts of the Key Performance Indicator calculations. There is therefore an inherent uncertainty in our calculations. The figures reported are Philips’ best possible estimate. As our insight increases, we may enhance the methodology in the future.

Lives improved by Healthcare have been restated for 2010 and 2011 as a result of improved data quality. Collection and Recycling data for 2011 has been restated to reflect the inclusion of Consumer Luminaires.

The Green Product definition has changed in 2012 to include absolute product norms as well as the revenues from remote servicing. The introduction of absolute norms has a downward impact on the Green Product sales, since these are more stringent than the previous definition. The inclusion of remote servicing in Healthcare has an immaterial upward impact on the trend.

The emissions of substances data is based on measurements and estimates at manufacturing site level. There is therefore an inherent uncertainty in our calculations. The figures reported are Philips’ best possible estimate. As our insight increases, we may enhance the methodology in the future.

Integration of newly acquired activities is scheduled according to a defined integration timetable (in principle, first full reporting year after the year of acquisition) and subject to the integration agenda. Data for activities that are divested during the reporting year are not included in full-year reporting. Environmental data are measured for manufacturing sites with more than 50 industrial employees.

Social data cover all employees, including temporary employees, but exclude contract workers. Due to the implementation of new HRM systems, we are able to provide exit diversity information on Philips employees for 2012. Historical comparisons may not be available, however.

Health and safety data is measured for units with over 50 FTEs (full-time equivalents) and is voluntary for smaller units. New acquisitions must report, in principle, the first year after acquisition and subject to the integration agenda. Data for activities that are divested during the reporting year are not included in full-year reporting.

Prior periods amounts have been revised to reflect certain immaterial adjustments (see section 12.10, Significant accounting policies, of this report).

Data definitions and scope

Lives improved, energy efficiency and materials

The key performance indicators on ‘lives improved’, ‘energy efficiency’ and ‘materials’ and the scope are defined in the respective methodology documents that can be found at www.philips.com/sustainability.

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

Green Products need to prove leadership in at least one Green Focal Area compared to industry standards, which is defined by a sector specific peer group. This is done either by outperforming reference products (which can be a competitor or predecessor product in the particular product family ) by at least 10%, outperforming product-specific eco-requirements or by being awarded with a recognized eco-performance label. Because of different product portfolios, sectors have specified additional criteria for Green Products, including product-specific minimum requirements where relevant.

214      Annual Report 2012

14 Sustainability statements 14 - 14.1

Green Innovation

Green Innovation comprise all R&D activities directly contributing to the development of Green Products or Green Technologies. A wide set of additional criteria and boundaries have been defined as the basis for internal and external validation.

Environmental data

All environmental data from manufacturing operations are reported on a half-year basis in our sustainability reporting and validation tool, according to defined company guidelines that include definitions, procedures and calculation methods.

Internal validation processes are followed and audits performed to ensure consistent data quality and to assess the robustness of data reporting systems.

These environmental data from manufacturing are tracked and reported to measure progress against our Green operations program targets.

Reporting on ISO 14001 certification is based on manufacturing units reporting in the sustainability reporting system.

Operational carbon footprint

The Philips operational carbon footprint is calculated on a half-yearly basis and includes:

•	Industrial sites – manufacturing and assembly sites

•	Non-industrial sites – offices, warehouses, IT centers and R&D facilities

•	Business travel – lease and rental cars and airplane travel

•	Logistics – air, sea and road transport

All emission factors used to transform input data (for example, amount of tonne-kilometers transported) into CO2 emissions are from the Greenhouse Gas Protocol (GHGP), except for business travel, where the service providers supplied CO2 data based on their own verified methodology. The GHGP distinguishes three scopes. It is mandatory to report on the first two to comply with the GHGP reporting standards.

•

Scope 1 – direct CO2 emissions – is reported on with direct emissions from our industrial and non-industrial sites in full. Emissions from industrial sites, which consist of direct emissions resulting from processes and fossil fuel combustion on site, are reported in the sustainability reporting system. Energy use and CO2 emissions from non-industrial sites are based on actual data where available. If this is not the case, they are estimated based on square meters, taking the geographical location and building type of the site into account.

•

Scope 2 – CO2 emissions resulting from the generation of purchased electricity for our premises – is reported on with electricity use from industrial and non-industrial sites in full. Indirect CO2 emissions resulting from purchased electricity, steam and heat are reported in the sustainability reporting system. Those emissions of industrial sites not yet reporting are calculated on the same basis as described in Scope 1. Indirect emissions of non-industrial sites are calculated in the same manner as described in Scope 1.

•

Scope 3 – other CO2 emissions related to activities not owned or controlled by the Group is reported on for our business travel and distribution activities. Commuting by our employees, upstream distribution (before suppliers ship to us), outsourced activities and emissions resulting from product use by our customers are not included in our operational carbon footprint. The calculations for business travel by lease cars are based on actual fuel usage and for rental cars on distance traveled. Emissions from business travel by airplane are calculated by the supplier based on mileage flown and emission factors from DEFRA (UK Department of Environment, Food and Rural Affairs), distinguishing between short, medium and long flights. Further, emissions from air freight for distribution are calculated based on the amount of tonne-kilometers transported between airports (distinguishing between short, medium and long hauls), including an estimate (based on actual data of the lanes with the largest volumes) for trucking from sites and distribution centers to airports and vice versa. Express shipments are generally a mix of road and air transport, depending on the distance. Therefore the assumption is applied that shipments over less than 600 km are transported by road and the rest of the shipments by air (those emissions by air are calculated in the same way as air freight). For sea transport, only data on transported volume were available so an estimate had to be made about the average weight of a container. Transportation to and from ports is not registered. This fore and aft part of sea transport was estimated to be around 3% of the total distance (based on actual data of the lanes with the largest volumes), consisting of a mix of modalities, and was added to the total emissions accordingly. CO2 emissions from road transport were also calculated based on tonne-kilometers. If data were incomplete, the emissions were estimated based on sales volumes. Return travel of vehicles is not included in the data for sea and road distribution.

Health and safety

Health and safety data are reported and validated monthly. The focus is on reporting work-related injuries, which predominantly occur in manufacturing operations. The annual number of cases leading to at least one lost workday is reported per 100 FTEs (full-time equivalents). Fatalities are reported for staff, contractors and visitors and include commuting accidents.

General Business Principles

Alleged GBP violations are registered in our intranet-based reporting and validation tool.

Supplier audits

Supplier audits are primarily focused on identified risk suppliers, based on identified risk countries and on spend of more than EUR 1 million (new suppliers EUR 100,000 and no threshold for high risk suppliers).

•

Based on the Maplecroft Human Rights Risk Indexes, risk countries for Supply Management in 2012 were: Belarus, Brazil, China, Dominican Republic, India, Indonesia, Mexico, the Philippines, Russia, and Ukraine.

•	Suppliers of new ventures are included to the extent that the integration process of these ventures has been finalized. Normative integration period is two years after closure of the new venture.

Sustainability governance

Sustainability is strongly embedded in our core business processes, like innovation (EcoDesign), sourcing (Supplier Sustainability Involvement Program), manufacturing (Green Manufacturing 2015) and Logistics (Green Logistics).

The Sustainability Board is the highest governing sustainability body in Philips, chaired by Jim Andrew, member of the Executive Committee. Three other Executive Committee members sit in the Sustainability Board jointly with sector and functional executives. The Sustainability Board convenes four times per year, defines Philips’ sustainability strategy and programs, monitors progress and takes corrective action where needed.

External assurance

KPMG has provided reasonable assurance on whether the information in chapter 14, Sustainability statements, of this report including the information referred to in section 5.2, Social performance, of this report and section 5.3, Environmental performance, of this report is, in all material respects, fairly presented in accordance with the reporting criteria. We refer to section 14.6, Independent assurance report, of this report.

14.1 Economic indicators

This section provides summarized information on contributions on an accruals basis to the most important economic stakeholders as a basis to drive economic growth. For a full understanding of each of these indicators, see the specific financial statements and notes in this report.

Distribution of direct economic benefits

in millions of euros

	2010	2011	2012
Suppliers: goods and services	13,265	13,845	15,379
Employees: salaries and wages	5,035	5,123	5,974
Shareholders: distribution from retained earnings	650	711	687
Government: corporate income taxes	497	283	308
Capital providers: net interest	225	210	241

Annual Report 2012      215

14 Sustainability statements 14.1 - 14.3

Total purchased goods and services amounted to EUR 15.4 billion, representing 62% of total revenues of the Philips Group. Of this amount, 65% was spent with global suppliers, the remainder with local suppliers. Compared to 2011, spending increased in absolute terms as a result of higher sales volumes.

In 2012, the salaries and wages totaled EUR 6.0 billion. This amount is EUR 851 million higher than in 2011, mainly caused by restructuring costs. See note 1, Income from operations for more information.

Dividend distributed to shareholders amounted to EUR 687 million, EUR 24 million down compared to 2011.

Corporate income taxes increased slightly to EUR 308 million in 2012 from EUR 283 million in 2011, mainly attributable to higher taxable earnings. For a further understanding, see note 3, Income taxes.

14.2 EcoVision

Our latest EcoVision program, includes key performance indicators in relation to Green Product sales, Improving people’s lives, Green Innovation, Green Operations, Health & Safety, Employee Engagement and Supplier Sustainability.

Improving people’s lives

Philips products and solutions that directly can support the curative or preventive side of people’s health was one of the parameters of our EcoVision 5 program, labelled ‘Bringing care to people’, with a target of 500 million lives touched in 2015. In this category in 2012, we already touched over 570 million lives, driven by our Healthcare sector.

With the renewal of our company vision in 2012 we have extended that approach with our ‘well-being’ products that help people live a healthy life as well as our Green Products and solutions of all sectors that contribute to a healthy ecosystem. For the year 2012 we have established our total baseline of 1.7 billion people a year.

Examples of product categories contributing to the ‘care’ category are all healthcare products.

Examples of products in the ‘well-being’ category that help people live a healthier life are juicers, blenders, air fryers, but also mother and childcare products. Further details on this parameter and the methodology can be found in the document ‘Improving people’s lives’.

Operational carbon footprint and energy efficiency

Our operational carbon footprint decreased 9% in 2012.

Operational energy efficiency and carbon footprint: 2012 details

The 2012 results can be attributed to several factors:

•

Accounting for 44% of the total footprint, total CO2 emissions from manufacturing increased due to acquisitions which were largely mitigated by continued energy efficiency improvement programs, our changing industrial footprint and the further increase of the share of purchased electricity from renewable sources to 47% of total purchased electricity.

•

CO2 emissions from non-industrial operations (offices, warehouses, etc.) represent 9% of the total. The overall floor space decreased marginally. However, CO2 emissions decreased 9% as we continued to centralize and re-allocate existing facilities, focusing on the most efficient use of facility space and increasing the share of purchased electricity from renewable sources.

•

The total CO2 emissions related to business travel, accounting for 13% of our carbon footprint, decreased 15%. Our stringent in-house travel policy resulted in a significant decrease of CO2 emissions from air travel and rental cars. Furthermore, the fleet of lease cars increased but the total CO2 emissions decreased.

•

Overall CO2 emissions from logistics, representing approximately one third of the total, decreased 17%. This decrease mainly resulted from the exclusion of TV business. However, results can also be attributed to an effective gatekeeping process to move freight from air to sea, as well as our continued focus on optimizing container utilization.

Operational carbon footprint for logistics

in kilotonnes CO2-equivalent

	2008	2009	2010	2011	2012
Air transport	305	308	345	328	309
Road transport	211	174	160	176	105
Sea transport	190	145	167	153	132

Philips Group	706	627	672	657	546

14.3 Green Operations

In 2010, we decided to group all activities related to improving the environmental performance of our manufacturing facilities (including chemicals management) under the Green Manufacturing 2015 program, which we renamed to Green Operations. The program focuses on most contributors to climate change, but also addresses water, recycling of waste and chemical substances.

In the course of 2012 we implemented a new IT solution for our environmental reporting, thereby further improving the data quality and the accuracy of the reporting process. Next, we implemented a new process to monitor chemicals used in processes in more detail. Since Philips focuses its reduction efforts on the restricted and hazardous substances listed below, we decided to exclude the categories ‘Other restricted substances’ and ‘Other hazardous substances’ from our reporting in 2012. Based on the new insights gained through the new chemicals management process, we will define new reduction targets in 2013 for some of those chemicals.

Green Operations

in % unless otherwise stated

	2007		2012
	baseline year		actual1)	2015 target1)
Total CO2 from manufacturing	865 kilotonnes CO2 - equivalent		-20	-25

Water	4.2 million m	[3]	15	-10

Materials provided for recycling via external contractor per total waste	79		77	80

Restricted substances:
Benzene emission	52 kg		-100	achieved
Mercury emission	185 kg		-71	-100
CFCs, HCFCs	156 kg		-100	achieved
Hazardous substances
Lead emission	1,838 kg		-96	-100
PFCs	1,534 kg		67	-35
Toluene emission	2,210 kg		180	-90
Xylene emission	4,506 kg		320	-90
Styrene	80,526 kg		-47	-90
Antimony, Arsenic and their compounds	18 kg		-99	-100
1)	Against the base year 2007

Energy use in manufacturing

Total energy usage in manufacturing amounted to 14,421 terajoules in 2012, of which Lighting consumes about 80%. Compared to 2011, energy consumption at Philips went up by 3%. This was driven by new acquisitions reporting for the first time, organizational changes and energy efficiency improvements.

216      Annual Report 2012

14 Sustainability statements 14.3 - 14.3

Total energy consumption in manufacturing

in terajoules

	2008	2009	2010	2011	2012
Healthcare	1,612	1,670	1,545	1,541	1,798
Consumer Lifestyle	1,521	1,188	1,274	1,252	1,104
Lighting	11,359	11,535	11,580	11,189	11,519
Innovation, Group & Services	34	28	27	—	—

Philips Group	14,526	14,421	14,426	13,982	14,421

Carbon emissions in manufacturing

The greenhouse gas emissions of our manufacturing operations totaled 691 kilotonnes CO2-equivalent in 2012, 9% higher than 2011. Indirect CO2 emissions increased, mainly as a result of new acquisitions reporting for the first time.

Total carbon emissions in manufacturing

in kilotonnes CO2-equivalent

	2008	2009	2010	2011	2012
Direct CO2 1)	300	295	299	294	294
Indirect CO2	436	443	317	273	310
Other greenhouse gases	61	54	34	40	60
From glass production	28	24	25	28	27

Philips Group2)	825	816	675	635	691

1)	From energy
2)	Excluding new acquisitions therefore different from Operational carbon footprint

CO2 emissions increased at Healthcare and CL due to new acquisitions reporting for the first time, mitigated by energy efficiency improvements and electricity generated by renewable sources. Lighting achieved additional reductions in CO2 emissions due to changes in the industrial footprint.

Total carbon emissions in manufacturing per sector

in kilotonnes CO2-equivalent

	2008	2009	2010	2011	2012
Healthcare	120	118	57	54	70
Consumer Lifestyle	70	53	42	39	38
Lighting	633	644	575	542	583
Innovation, Group & Services	2	1	1	—	—

Philips Group	825	816	675	635	691

Restricted substances

Emissions of restricted substances totaled 55 kilos in 2012, a decrease of 50% versus 2011 mainly as a result of the successful phase-out of benzene in Lighting. With the Green Operations program we continue to focus on a selection of the most important substances in our processes.

Restricted substances

in kilos

	2008	2009	2010	2011	2012
Benzene and Benzene compounds	1	136	101	55	—
Mercury and Mercury Compounds	211	122	83	51	54
CFCs/HCFCs1)	213	14	4	5	1

Total	425	272	188	111	55
1)	Excluding cooling systems

Benzene

Lighting was the only sector that used benzene in manufacturing, but has been successful in 2012 in the phase-out of benzene.

Mercury

Mercury is used exclusively by Lighting. Emissions increased from 51 kg in 2011 to 54 kg in 2012, due to increased loads and a product mix change.

CFCs/HCFCs

In 2012 total emissions from CFCs/HCFCs reduced further to 1 kg.

Hazardous substances

Targets have been set on a selected number of hazardous substances.

Hazardous substances

in kilos

	2008	2009	2010	2011	2012
Lead and lead compounds	684	1,958	108	44	73
PFCs (Per Fluorinated Compounds)	1,858	2,535	1,507	1,842	2,560
Toluene	2,524	2,160	6,745	5,745	6,184
Xylene	3,684	4,619	30,491	37,889	18,947
Styrene	37,454	21,567	22,920	19,920	42,329
Antimony, Arsenic and their compounds	16	30	24	37	—

Total	46,220	32,869	61,795	65,477	70,093

Lead and lead compounds

The 66% increase in 2012 was mainly related to soldering activities and increased load in Lighting.

PFCs

The increase in 2012 to 2,560 kg was caused by one Lighting site where PFCs are used as process chemicals.

Toluene

The emission of toluene, mainly used in wet lacquers, increased by 8% in 2012 largely as a result of an increased number of reporting sites.

Xylene

Activities focused on the reduction of Xylene were successful as wet lacquers were replaced by powder coatings mainly at Consumer Lifestyle and Lighting.

Styrene

In 2012, the emission of styrene more than doubled compared to 2011 due to one new reporting site in Lighting.

Antimony, Arsenic and their compounds

Lighting was successful in phasing-out these substances.

ISO 14001 certification

In 2012, 71% of reporting manufacturing sites were certified. This decrease compared to the previous year is attributable to new acquisitions being included in the reporting for the first time, but not being certified yet. The sectors have programs in place to address this.

Annual Report 2012      217

14 Sustainability statements 14.3 - 14.4

ISO 14001 certification

as a % of all reporting organizations

	2008	2009	2010	2011	2012
Philips Group	95	92	95	89	71

Environmental Incidents

In 2012, 2 incidents were reported by Healthcare related to water. There were no fines reported in our sustainability reporting tool in connection with one of the incidents.

14.4 General Business Principles

The analysis is based upon 374 reports submitted in 2012 relating to alleged violations of the General Business Principles (GBP), compared to 269 in 2011.

We see a considerable increase in number of complaints reported, which can be attributed mainly to an increase in number of complaints in North America, which accounted for 47% of all complaints (2011: 32%). This dominance in North America we believe is due to a corporate culture in which employees are very much aware of compliance issues, their rights and the opportunities for reporting potential violations. A considerable decrease in complaints reported is shown in Latin America (2012: 21%; 2011: 32%). The management attention and additional training in 2012 including the launch of a ‘Mutual Respect’ e-training in Brazil early 2012 we believe may have contributed to this decline. With 15% of the total number of reported complaints, Europe and the Middle East region show a relative decrease in comparison to 2011 (19%). A minor increase is witnessed in the Asia Pacific region, which accounted for 18% of all reports (2011: 17%).

Most common types of alleged violations

Treatment of employees

The most common alleged violations remain related to the Treatment of employees category, which represented 55% of all violations (2011: 49%).

As in 2011, the vast majority of the Treatment of employees complaints (almost 85%) remains related to two issues – Discrimination and Respectful treatment. The increase in number of complaints this year can be attributed to the increase related to these two issues.

Complaints regarding Discrimination mainly relate to discrimination based on gender and favoritism, and originated principally in the US and Brazil. Of the complaints reported in the US, 30% related to discrimination, and of the complaints reported in Brazil, 14% related to discrimination, whereas that figure was 19% for Philips. For Brazil, this is a notable decline in percentage in comparison to last year (23%).

Most complaints regarding lack of Respectful treatment – primarily verbal abuse, (sexual) harassment and unfair treatment- again come from the US and Brazil. Of the complaints reported in the US, 37% related to respectful treatment; of the complaints reported in Brazil, 32% related to respectful treatment; compared to 27% for Philips as a whole.

Business integrity

In second place, with 32% of the total number of complaints, are allegations in the Business integrity category (2011: 40%).

Supply Management

All employees who are performing (certain) purchasing functions should adhere to and fully comply with the Philips Supply Management Code of Ethics. As in the previous two years, we witnessed a low number of complaints in this regard in 2012, with only 3 complaints concerning alleged violations of the Code (2011: 3 complaints).

More information on these categories can be found in the GBP Directives on www.philips.com/gbp.

Breakdown of alleged violations GBP

	2008	2009	2010	2011	2012
Health & Safety	10	6	3	2	11

Treatment of employees	197	162	184	132	205
- Collective bargaining	1	—	1	—	1
- Discrimination	76	63	64	41	72
- Employee development	8	3	1	—	—
- Employee privacy	2	2	2	1	1
- Employee relations	14	15	4	1	2
- Respectful treatment	81	53	96	71	102
- Remuneration	7	22	12	6	15
- Right to organize	—	—	—	—	1
- Working hours	8	4	4	2	—
- HR other	—	—	—	10	11

Legal	8	4	13	10	19

Business Integrity	62	88	112	107	119

Supply management	5	4	4	3	3

Other	78	54	22	15	17

Total	360	318	338	269	374

Actual violations versus not proven allegations

Although 76 of the 374 GBP complaints reported in 2012 are still pending (especially those lodged during the last three months of the year), the table of investigated complaints provides an initial indication of the number of substantiated violations compared to the number of complaints which, upon investigation, could not be substantiated.

Out of the 298 complaints investigated, it was found that roughly one quarter (26%) were justified, considerably lower than in 2011 (32%).

With regard to complaints regarding Treatment of employees, there was a considerable decrease in the number of justified complaints to 13% of the total number of complaints in this category (2011: 21%).

In the other major category, i.e. the investigated complaints in the Business integrity category, the percentage of complaints that were justified decreased slightly to 42% (2011: 43%).

A range of disciplinary and corrective measures have been implemented as a result of established violations of the General Business Principles, ranging from dismissal and written warnings to awareness training sessions and organizational measures.

218      Annual Report 2012

14 Sustainability statements 14.4 - 14.5

Classification of the complaints investigated

		2010		2011		2012
category	substantiated	unsubstantiated	substantiated	unsubstantiated	substantiated	unsubstantiated
Health & Safety	1	2	—	2	2	7
Treatment of employees	22	111	18	68	22	150
Legal	4	7	—	5	5	8
Business Integrity	39	45	33	43	37	51
Supply Management	2	2	2	1	1	—
Other	10	9	3	5	11	4

Total	78	176	56	124	78	220

14.5 Supplier indicators

Philips has a direct business relationship with approximately 10,000 product and component suppliers and 30,000 service providers. Given the size and complexity of our supply chain we need to focus our efforts. Therefore, we developed an approach based on the supplier’s sustainability risk profile related to spend, country of production, business risk and type of supplier relationship. 594 supplier sites have been identified as risk suppliers, including 497 product and component suppliers, and 97 service providers. Different types of service providers are part of our audit program, including labor agencies and transportation companies. All risk suppliers are by definition part of our audit program.

Philips Supplier Sustainability Declaration

The Philips Supplier Sustainability Declaration is based on the EICC code of conduct and we added requirements on Freedom of Association and Collective Bargaining. The topics covered include labor and human rights, worker health and safety, environmental impact, ethics, and management systems. We monitor supplier compliance to the Declaration through a system of regular audits.

In 2012 we updated the Philips Supplier Sustainability Declaration and audit tools, to be in line with the new version of the EICC code of conduct that was recently issued. The updated Declaration includes 4 entirely new provisions, and 14 updates to existing provisions. The new provisions are related to responsible sourcing of minerals, protection of privacy, non-retaliation, and supplier responsibility to monitor code compliance at next tier suppliers. We begin to roll-out the updated Philips Supplier Sustainability Declaration via the purchasing contracts signed with suppliers, and via all trainings and audits conducted.

The Declaration requires suppliers to cascade the EICC Code of Conduct down to their next tier suppliers. This roll-out to deeper tiers in the supply chain is reviewed during the on-site audits. Risk suppliers with who we have a direct business relationship are included in the audit program, and most of these are tier 1 suppliers. However, sometimes Philips also selects and prescribes the tier 2 suppliers, in which case these tier 2 suppliers will also be included in the audit program.

We monitor supplier compliance with the Declaration through a system of regular audits. During these audits, an independent external party visits the supplier’s site for several man-days to hold interviews with workers and management, do a factory tour, and review documentation. Based on purchasing spend, production country and type of business, Philips selects suppliers for inclusion in the audit and supplier development program. 594 suppliers have been identified as risk suppliers and are included in the audit program; the majority of these are in China. During the audits, compliance with all sections of the Declaration is reviewed. In the event of non-compliance we require suppliers to make a corrective action plan, and we monitor its implementation until all major non-compliances are resolved. Full-scope audits are conducted in a 3-year cycle; to date we have audited 90% of all identified risk suppliers.

2012 supplier sustainability audits

In 2012 we audited 159 of our current risk suppliers, including 100 continual conformance audits with suppliers that we already audited in 2009. Risk suppliers from recently acquired companies are also included, and this year we audited 17 suppliers from the acquisitions of Indal, Povos, and Preethi. As in previous years, the majority of the audits were done in China. Also in Brazil and India audits were done, as well as a small number of audits in Mexico, Indonesia, Philippines, Russia, Belarus, Ukraine and the Dominican Republic. With these audits we directly or indirectly impacted over 124,000 workers employed at the production sites that were audited.

On top of the audits with current risk suppliers, we also audited 65 potential suppliers during the supplier selection process. Below we report on the findings at existing suppliers only; findings at potential suppliers are not included in this report since these suppliers are not (yet) part of Philips’ supply base.

To track our progress in improving compliance with risk suppliers we use the key performance indicator ‘compliance rate’, being the percentage of the risk suppliers that was audited in the last 3 years, and has resolved all major non compliances. During 2012 we achieved a compliance rate of 75% (2011: 72%).

Number of initial and continual conformance audits

Audit findings

Below table shows the results of the full scope audits done during 2012. On average we identified 18 major non-compliances per audit, 5 zero tolerance and 13 limited tolerance non-compliances, and we work with each supplier to resolve these non-compliances within 90 days where possible. The limited-tolerance non-compliances include all management systems related issues, accounting for an average of 8 non-compliances per audit. The continual conformance audits showed on average a better result than the initial audits with suppliers that went through the audit cycle for the first time.

When the audit reveals areas of non-compliance we request suppliers to implement corrective actions and we monitor the implementation during resolution audits. During the year a total of 1,375 corrective actions were implemented successfully by our suppliers to resolve major non-compliances. The results of the resolution audits are not shown in below table.

During 2012 for 2 supplier sites the phase-out decision was taken due to, amongst others, a lack of sustainability improvements.

The most frequently observed areas of major non-compliance are:

•	Working hours, wages and benefits: excessive overtime, continual seven-day working weeks, insufficient record keeping of standard and overtime working hours, no payment of overtime premiums

Annual Report 2012      219

14 Sustainability statements 14.5 - 14.5

•	Emergency preparedness: inadequate fire detection and suppression systems, blocked or insufficient emergency exits

•	Occupational safety: worker exposure to safety hazards, e.g. electrical shocks

•	Lack of adequate management systems to safeguard compliance to the EICC code for labor and ethics, health and safety and environment

Compared to 2011 we note on average per audit 8% more non-compliances for wages and benefits, and in particular full payment of all overtime premiums is an issue. Suppliers reported difficulties in implementing the yearly legal wage increases in China, especially in the current weak economic environment. For industrial hygiene and occupational safety non-compliances we observe a 9% and 7% increase respectively, which is mainly due to the application of new and stricter legislation in China.

Areas where we observe improvements compared to previous year are mainly related to environmental impact, especially for environmental permits and reporting, pollution prevention and resource reduction, and product content restrictions. These improvements are the result of increased enforcement and management awareness, and we believe that the Philips programs have contributed to this.

Excessive working hours

In China, there is a wide gap between legislated working hours and reality. Especially in regions with high shares of migrant workers a 72 hour working week is not uncommon. While this issue is not unique to Philips, we have decided to take a step-wise approach by working with our suppliers to reduce to a maximum of 60 work hours per week and at least one day off per week, except in emergency or unusual circumstances.

During the 2012 audits we identified 119 suppliers with working weeks exceeding 60 hours, and 88 cases where workers were not provided with one day off per week. In these cases we require suppliers to submit a corrective action plan taking into account factors like employee turnover, seasonality, workforce size, shift structure, productivity, demand planning, etc.

Management systems

There may be areas where our audits reveal compliance in actual practice, but the related underlying management systems to safeguard continued compliance may not be sufficient. Therefore, also management systems are reviewed during the audits. We see this area as a continued weak area at suppliers where further capacity building is necessary. Related to management systems the most frequently observed areas of non-compliance are insufficient risk assessment and self-audits, absence of performance objectives, and a lack of worker feedback and communication.

More information on the Supplier Sustainability Involvement Program, the Philips Supplier Sustainability Declaration and audit approach can be found at www.philips.com/suppliers.

220      Annual Report 2012

14 Sustainability statements 14.5 - 14.5

Summary of 2012 initial and continued conformance audit findings per region suppliers with one or more major non-compliances per category (in % of suppliers audited in 2012)

	China	Asia excl. China	LATAM	EMEA	Total
No. of audits	110	30	16	3	159
Initial audits	37	12	9	1	59
Continued conformance audits	73	18	7	2	100
Average number of non-compliance per audit	19	16	16	7	18
Workers employed at sites audited	102,494	12,789	6,163	2,788	124,234

Labor
Freely Chosen Employment1)	<10%	25-50%	10-25%	—	10-25%
Child labor avoidance /young worker management2)	<10%	—	—	—	<10%
Working hours	>75%	50-75%	25-50%	—	>75%
Wages and Benefits	50-75%	25-50%	10-25%	—	50-75%
Humane Treatment	—	—	—	—	—
Non-discrimination	10-25%	—	10-25%	—	<10%
Freedom of association	—	10-25%	—	—	<10%
Collective bargaining	—	—	—	—	—
Health & Safety
Occupational Safety	50-75%	25-50%	50-75%	50-75%	50-75%
Emergency Preparedness	50-75%	50-75%	50-75%	>75%	50-75%
Occupational Injury and Illness	25-50%	25-50%	<10%	25-50%	25-50%
Industrial Hygiene	50-75%	25-50%	10-25%	—	25-50%
Physically demanding work	<10%	—	10-25%	—	<10%
Machine safeguarding	10-25%	<10%	10-25%	—	10-25%
Dormitory and canteen	10-25%	10-25%	10-25%	—	10-25%
Environment
Environmental Permits and Reporting	25-50%	10-25%	10-25%	—	10-25%
Pollution prevention and resource reduction	<10%	10-25%	10-25%	—	<10%
Hazardous substances	25-50%	10-25%	10-25%	—	25-50%
Waste water and solid waste	<10%	10-25%	10-25%	—	<10%
Air emissions	<10%	10-25%	<10%	—	<10%
Product content restrictions	25-50%	25-50%	25-50%	—	25-50%
Management systems
Company Commitment	25-50%	25-50%	25-50%	25-50%	25-50%
Management Accountability and responsibility	50-75%	25-50%	50-75%	25-50%	50-75%
Legal and Customer Requirements	25-50%	25-50%	50-75%	50-75%	25-50%
Risk Assessment and Risk Management	50-75%	50-75%	50-75%	25-50%	50-75%
Performance Objectives	50-75%	50-75%	50-75%	25-50%	50-75%
Training	50-75%	25-50%	50-75%	—	50-75%
Communication	50-75%	25-50%	25-50%	25-50%	50-75%
Worker feedback and participation	50-75%	50-75%	50-75%	25-50%	50-75%
Audits and assessments	50-75%	50-75%	50-75%	25-50%	50-75%
Corrective action process	50-75%	25-50%	50-75%	50-75%	50-75%
Documentation and records	50-75%	25-50%	25-50%	—	25-50%
Ethics
Business Integrity	<10%	10-25%	—	—	<10%
No Improper Advantage	<10%	10-25%	<10%	—	<10%
Disclosure of information	—	—	—	—	—
Protection of Intellectual Property	<10%	10-25%	—	—	<10%
Fair business, advertising and competition	<10%	10-25%	10-25%	—	<10%
Protection of identity	10-25%	10-25%	10-25%	—	10-25%

Annual Report 2012      221

14 Sustainability statements 14.5 - 14.5

	China	Asia excl. China	LATAM	EMEA	Total
General
EICC Code	25-50%	>75%	10-25%	25-50%	25-50%
Compliance with law	—	—	—	—	—

1)

Freely chosen employment: these cases are related to 1) workers having to pay a deposit for uniforms, safety equipment, and/or tools. We requested suppliers to return these deposits to the workers and provide these items without demanding a deposit, and 2) in some cases no labor contract was signed. We requested suppliers to take corrective actions and verified that contracts were in place for all workers.

2)

Child labor avoidance/young worker management: this is related to one case of historic child labor, where a supplier hired 2 workers prior to reaching the legal age, but they were no longer underage at the time of the audit. We requested the supplier to strengthen its management system and age verification procedure, and ensured that the workers were enrolled in the young worker management program.

Supplier training and capability building

Based on many years of experience with the audit program, we know that a combination of audits, capacity building, consequence management and structural attention from management is crucial to realize structural and lasting changes at supplier production sites. During 2012 we extended capacity building initiatives which are offered to help suppliers improve their practices. We organize classroom training sessions, Philips sustainability experts regularly visit suppliers to provide on-site consultancy and training, and we invite suppliers to participate trainings provided by the EICC. In China and India we held dedicated training sessions about the EICC code of conduct, trainings about fire safety, electrical and machine safety, chemical management, and industry hygiene, which were attended by more than 380 supplier representatives for active and potential suppliers, including suppliers for recent acquisitions. In Shenzhen, China we also hosted a Health and Safety Training that was developed in joint effort by the EICC and GeSI.

In India, in a project initiated with the Dutch Ministry suppliers were coached by local consultants in the development and implementation of a sustainability strategy for their company, integrated in their business strategy. Three suppliers participated in this bottom-up approach, which helped suppliers to set their own objectives, based on their own priorities and values as responsible corporate citizens.

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

The program was formally kicked off end 2011 when the first suppliers entered the program, and in 2012 we continued the implementation phase in China’s Pearl River Delta. A total of 8 Philips suppliers are now involved in the program. Suppliers receive a so-called Entry Point Assessment to identify challenges common to factory management and workers such as worker-management communication, occupational health and safety, production, performance management and environmental issues. Based on this a tailor made action plan is developed with each supplier on the basis of improved dialogue between management and workers. Suppliers receive support over a period of up to 24 months, and the costs of the program are shared between the supplier, Philips, and the IDH.

Conflict minerals

Philips is concerned about the situation in the east of the Democratic Republic of the Congo (DRC) where proceeds from the extractives sector are used to finance rebel conflicts in the region. These minerals may end up in many different products such as cars, planes, chemicals, packaging, and electronics equipment. Philips is committed to address this issue, even though it does not directly source minerals from the DRC. The supply chain for the metals of concern consists of many tiers, including mines, traders, exporters, smelters, refiners, alloy producers and component manufacturers, before reaching Philips’ direct suppliers. Philips is working towards the following goals:

•	Minimize trade in conflict minerals that benefit armed groups in the DRC or an adjoining country

•	Enable legitimate minerals from the region to enter global supply chains, thereby supporting the Congolese economy and the local communities that depend on these exports.

What are conflict minerals?

Conflict minerals are defined in the US Dodd-Frank Act as tin, tantalum, tungsten and gold. They can come from many sources around the world, including mines in the DRC which are estimated to provide approximately 18% of global tantalum production, 4% of tin, 3% of tungsten, and 2% of gold. Some of the mines in the DRC are controlled by militias responsible for atrocities committed in the Congolese civil war.

Collaboration with different stakeholders

We believe that industry collaboration and stakeholder dialogue are key to creating impact at these deeper levels of our supply chain. Since 2008 Philips is actively contributing to the Extractives Work Group, a joint effort of the electronic and mobile phone industry organizations EICC and GeSI, to positively influence the social and environmental conditions in the metals extractives supply chain. See also http://www.eicc.info/extractives.htm.

As we have been doing for years, we continued our engagement with relevant stakeholders including the European Parliament, other industry organizations and local as well as international NGOs in Europe and the US to see how we can resolve the issue. To demonstrate our commitment we signed on to the multi-stakeholder statement from the Responsible Sourcing Network, urging stakeholders to continue the momentum on removing conflict minerals from the supply chain.

In September 2012, the Conflict Free Tin Initiative was launched, introducing a tightly controlled conflict-free supply chain of tin from a mine in Congo all the way down to an end-product. Philips is one of the industry partners brought together by the Dutch government that initiated this conflict-free sourcing program in eastern DRC. Although this region has a rich supply of minerals, its economy has collapsed due to decades of ongoing conflict. In an effort to prevent minerals from financing war, many companies worldwide have shielded away from purchasing minerals from the DRC, creating a de facto embargo and a collapse of the local economy. To overcome this issue and promote cooperation and economic growth in the region outside the control of the rebels, we launched the Conflict Free Tin initiative. In October 2012 an important milestone was reached when the first bags of tagged minerals left the mine. The first end-user products containing this conflict-free tin are expected mid 2013.

Supply chain due diligence

To assist in developing a due diligence standard for conflict minerals, we participated in the multi-stakeholder OECD-hosted pilot for the implementation of the ‘OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas’.

During 2012 we worked with 347 priority suppliers to raise awareness and start supply chain investigations into the country of origin for the metals. These suppliers cover more than 80% of the relevant purchasing spend. Using the EICC-GeSI Conflict Minerals Template we requested our suppliers to report back their progress and to disclose which smelters are used in their supply chains to produce the metals. For all four metals together we identified 127 smelters in our supply chain, of which the majority is located in Asia. By having published this smelter list on our internet we created transparency at deeper levels in our supply chain of those actors that we believe hold the key towards effectively addressing the concerns around conflict minerals.

222      Annual Report 2012

14 Sustainability statements 14.5 - 14.5

Number of identified smelters per region

Number of identified smelters per metal

Conflict-free smelter program

The smelter is at a key point in the supply chain to enforce responsible sourcing because at that stage minerals from many sources are processed to produce a refined metal. The EICC-GeSI Conflict-Free Smelter (CFS) program makes it possible to identify smelters that can demonstrate through an independent third party assessment that the minerals they procure did not originate from sources that contribute to conflict in the DRC. After having identified smelters in our supply chain, Philips started to invite these smelters to participate in the CFS program.

A list of CFS compliant smelters for tantalum and gold has been published, and audits for tin and tungsten smelters are under way. As sufficient conflict-free smelters for all four metals become available, Philips plans to direct its supply chain towards these smelters. See www.conflictfreesmelter.org for more details.

For more details, see www.philips.com/suppliers and the published Philips position paper on Conflict Minerals.

Annual Report 2012      223

14 Sustainability statements 14.6 - 14.6

14.6 Independent assurance report

To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:

We were engaged by the Supervisory Board of Koninklijke Philips Electronics N.V. (further ‘Philips’) to provide assurance on the information in the chapter Sustainability statements in the Annual Report 2012 including the information referred to in the sections Social performance and Environmental performance (further ‘The Sustainability Information’). The Board of Management is responsible for the preparation and fair presentation of The Sustainability Information, including the identification of material issues. Our responsibility is to issue an assurance report based on the engagement outlined below.

Scope

Our assurance engagement was designed to provide reasonable assurance on whether The Sustainability Information is presented fairly, in all material respects, in accordance with the reporting criteria.

We do not provide any assurance on the achievability of the objectives, targets and expectations of Philips.

Reporting criteria and assurance standard

Philips applies the Sustainability Reporting Guidelines G3.1 of the Global Reporting Initiative supported by internally developed guidelines as described in Approach to sustainability reporting in the chapter Sustainability statements, of this Annual Report. It is important to view the performance data in the context of this explanatory information. We believe these criteria are suitable in view of the purpose of our assurance engagement.

We conducted our engagement in accordance with the International Standard for Assurance Engagement (ISAE 3000): Assurance Engagement other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. This standard requires, among others, that the assurance team possesses the specific knowledge, skills and professional competencies needed to provide assurance on sustainability information, and that they comply with the requirements of the Code of Ethics for Professional Accountants of the International Federation of Accountants to ensure their independence.

Work undertaken

Our procedures included assessing the appropriateness of the accounting policies used, evaluating the design and implementation, and testing the operating effectiveness of the systems and processes for collecting and processing the qualitative and quantitative information in The Sustainability Information (including the implementation of these at a number of sites), and evaluating the overall presentation of sustainability information within our scope. Also we held interviews with relevant management and evaluated documentation on a sample basis to determine whether the information is supported by sufficient evidence.

We have also reviewed, to the extent of our competence, whether the information on sustainability in the rest of the Annual Report 2012 is consistent with The Sustainability Information.

Opinion

In our opinion, The Sustainability Information is fairly presented, in all material respects, in accordance with the reporting criteria.

We also report, to the extent of our competence, that the information on sustainability in the rest of the Annual Report 2012 is consistent with The Sustainability Information.

Amsterdam, The Netherlands

February 25, 2013

KPMG Accountants N.V.

J.F.C. van Everdingen RA

224      Annual Report 2012

14 Sustainability statements 14.7 - 14.7

14.7 Global Reporting Initiative (GRI) table

	profile disclosure	description	cross-reference 1)
Strategy and analysis
	1.1	Statement from the most senior decision- maker of the organization	Message from the CEO

	1.2	Description of key impacts, risks, and opportunities

Message from the CEO

section 7.2, Risk categories and factors

section 7.3, Strategic risks

section 7.4, Operational risks

section 7.5, Compliance risks

section 7.6, Financial risks

chapter 14, Sustainability statements

	profile disclosure	description	cross-reference1)
Organizational profile

	2.1	Name of the organization	chapter 1, Our company

	2.2	Primary brands, products, and/or services	chapter 1, Our company chapter 2, Group strategic focus

	2.3	Operational structure of the organization, including main divisions, operating companies, subsidiaries and joint ventures	chapter 2, Group strategic focus chapter 6, Sector performance

	2.4	Location of organization’s headquarters	chapter 1, Our company section 17.7, Investor contact

	2.5	Number of countries where the organization operates, and names of countries with either major operations or that are specifically relevant to the sustainability issues covered in the report	chapter 1, Our company chapter 6, Sector performance

	2.6	Nature of ownership and legal form	chapter 11, Corporate governance

	2.7	Markets served (including geographic breakdown, sectors served and types of customers/beneficiaries)	Performance highlights

	2.8	Scale of the reporting organization	Performance highlights

	2.9	Significant changes during the reporting period relating to size, structure, or ownership	section 17.2, Share information section 17.5, Philips’ acquisitions note 5, Discontinued operations and other assets classified as held for sale note 7, Acquisitions and divestments

	2.10	Awards received in the reporting period	Message from the CEO section 4.1, The power to make a difference section 14.2, EcoVision

	profile disclosure	description	cross-reference1)
Report parameters

Report profile	3.1	Reporting period	Performance highlights

	3.2	Date of most recent previous report	chapter 12, Group financial statements

	3.3	Reporting cycle	section 17.6, Financial calendar

	3.4	Contact point for questions regarding the report or its contents	section 17.7, Investor contact

Report scope and boundary	3.5	Process for defining report content

chapter 12, Group financial statements

section 12.1, Management’s report on internal control

section 12.2, Reports of the independent auditor

section 12.3, Auditors’ report on internal control over financial reporting chapter 14, Sustainability statements

Annual Report 2012      225

14 Sustainability statements 14.7 - 14.7

	profile disclosure	description	cross-reference1)

	3.6	Boundary of the report

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

chapter 14, Sustainability statements

Forward-looking statements

	3.11	Significant changes from previous reporting periods

chapter 12, Group financial statements

section 12.1, Management’s report on internal control

section 12.2, Reports of the independent auditor

section 12.3, Auditors’ report on internal control over financial reporting section 12.10, Significant accounting policies

chapter 14, Sustainability statements

Forward-looking statements

	3.12	Table identifying the location of the Standard Disclosures in the report	Contents Performance statements

Assurance	3.13	Policy and current practice with regard to seeking external assurance for the report section 10.3, Report of the Audit Committee

chapter 11, Corporate governance

section 11.2, Supervisory Board

section 11.4, Logistics of the General Meeting of Shareholders

chapter 14, Sustainability statements

section 14.6, Independent assurance report

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

226      Annual Report 2012

14 Sustainability statements 14.7 - 14.7

	profile disclosure	description	cross-reference1)

	4.4	Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body chapter 11, Corporate governance

section 11.1, Board of Management

section 11.2, Supervisory Board

section 11.3, General Meeting of Shareholders

section 11.4, Logistics of the General Meeting of Shareholders

chapter 17, Investor Relations

	4.5	Linkage between compensation for members of the highest governance body, senior managers and executives and the organization’s performance	section 10.2, Report of the Remuneration Committee

	4.6	Processes in place for the highest governance body to ensure, that conflicts of interest are avoided	chapter 10, Supervisory Board report section 11.2, Supervisory Board

	4.7	Process for determining the qualifications and expertise of the members of the highest governance body	chapter 10, Supervisory Board report

	4.8	Internally developed statements of mission or values, codes of conduct, and principles relevant to economic, environmental and social performance and the status of their implementation	chapter 1, Our company chapter 2, Group strategic focus section 7.1, Our approach to risk management and business control

	4.9	Procedures of the highest governance body for overseeing the organization’s identification and management of performance, including relevant risks and opportunities, and adherence or compliance with internationally agreed standards, codes of conduct and principles

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

Commitments to external initiatives	4.11	Explanation of whether and how the precautionary approach or principle is addressed by the organization	section 7.1, Our approach to risk management and business control chapter 11, Corporate governance

	4.12	Externally developed economic, environmental and social charters, principles, or other initiatives to which the organization subscribes or endorses	chapter 14, Sustainability statements

	4.13	Memberships in associations (such as industry associations)	chapter 14, Sustainability statements

Stakeholder engagement	4.14	List of stakeholder groups engaged by the organization	chapter 14, Sustainability statements

	4.15	Basis for identification and selection of stakeholders with whom to engage	chapter 14, Sustainability statements

	4.16	Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group	chapter 14, Sustainability statements

	4.17	Key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns, including through its reporting	Message from the CEO chapter 10, Supervisory Board report chapter 14, Sustainability statements

Annual Report 2012      227

14	Sustainability statements 14.7 - 14.7

	profile disclosure	description	cross-reference1)
Economic

Economic performance		Disclosure on management approach to economic aspects	Message from the CEO chapter 7, Risk management

	EC1	Direct economic value generated and distributed, including revenues, operating costs, employee compensation, donations and other community investments, retained earnings and payments to capital providers and governments	Performance highlights section 14.1, Economic indicators

	EC2	Financial implications and other risks and opportunities for the organization’s activities due to climate change	chapter 14, Sustainability statements

	EC3	Coverage of the organization’s defined-benefit plan obligations	note 29, Pensions and other postretirement benefits

	EC4	Significant financial assistance received from government	Philips does not receive significant financial assistance from governments

	EC6	Policy, practices and proportion of spending on locally-based suppliers at significant locations of operation	chapter 14, Sustainability statements section 14.1, Economic indicators section 14.5, Supplier indicators

	EC7	Procedures for local hiring and proportion of senior management hired from the local community at significant locations of operation	sub-section 5.2.4, Employment section 5.2, Social performance

	EC8	Development and impact of infrastructure investments and services provided primarily for public benefit through commercial, in-kind or pro bono engagement	section 3.6, Enhancing urban life with light section 4.1, The power to make a difference sub-section 5.2.8, Social Investment Programs

	EC9	Understanding and describing significant indirect economic impacts, including the extent of impacts	section 3.6, Enhancing urban life with light section 4.1, The power to make a difference sub-section 5.2.8, Social Investment Programs section 14.1, Economic indicators

228      Annual Report 2012

14 Sustainability statements 14.7 - 14.7

	profile disclosure	description	cross-reference1)
Environment

		Disclosure on management approach to environmental aspects	Message from the CEO section 5.3, Environmental performance

Materials	EN1	Materials used by weight or volume	section 14.2, EcoVision section 14.3, Green Operations

	EN2	Percentage of materials used that are recycled input materials	section 14.2, EcoVision section 14.3, Green Operations

Energy	EN3	Direct energy consumption by primary energy source	section 14.2, EcoVision section 14.3, Green Operations

	EN4	Indirect energy consumption by primary source	section 14.2, EcoVision section 14.3, Green Operations

Water	EN8	Total water withdrawal by source	section 14.3, Green Operations

Biodiversity	EN11	Location and size of land owned, leased, managed in or adjacent to protected areas and areas of high biodiversity value outside protected areas	This indicator is not material to Philips because the company does not own land in protected areas and areas with high biodiversity

	EN12	Description of significant impacts of activities, products and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas	chapter 14, Sustainability statements

Emissions, effluents, and waste	EN16	Total direct and indirect greenhouse gas emissions by weight	section 14.2, EcoVision section 14.3, Green Operations

	EN17	Other relevant indirect greenhouse gas emissions by weight	section 14.2, EcoVision section 14.3, Green Operations

	EN19	Emissions of ozone-depleting substances by weight	section 14.3, Green Operations

Commitments to external initiatives	EN20	NOx, SOx and other significant air emissions by type and weight	section 14.3, Green Operations

	EN21	Total water discharge by quality and destination	section 14.3, Green Operations

	EN22	Total weight of waste by type and disposal method	section 14.3, Green Operations

	EN23	Total number and volume of significant spills	section 14.3, Green Operations

	EN26	Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation	section 4.1, The power to make a difference section 5.2, Social performance section 14.2, EcoVision

	EN27	Percentage of products sold and their packaging materials that are reclaimed by category	section 5.2, Social performance section 14.2, EcoVision

Compliance	EN28	Monetary value of significant fines and total number of non-monetary sanctions for non- compliance with environmental laws and regulations	section 14.3, Green Operations

Annual Report 2012      229

14 Sustainability statements 14.7 - 14.7

	profile disclosure	description	cross-reference1)
Labor practices and decent work

		Disclosure on management approach to labor practices and decent work	section 14.4, General Business Principles

Employment	LA1	Total workforce by employment type, employment contract and region	sub-section 5.2.4, Employment

	LA2	Total number and rate of employee turnover by age group, gender and region	sub-section 5.2.3, Diversity and inclusion sub-section 5.2.4, Employment

Labor/Management relations	LA4	Percentage of employees covered by collective bargaining agreements	See also www.philips.com/gbp

	LA5	Minimum notice period(s) relating to significant operational changes, including whether it is specified in collective agreements	See www.philips.com/gbp

Occupational health and safety	LA7	Rates of injury, occupational diseases, lost days and absenteeism, and number of work- related fatalities by region	sub-section 5.2.6, Health and Safety

	LA8	Education, training, counseling, prevention and risk-control programs in place to assist workforce members, their families or community members in relation to serious diseases	section 4.2, Encouraging positive change section 4.3, Embracing culture change

Training and education	LA10	Average hours of training per year per employee by employee category	section 4.3, Embracing culture change sub-section 5.2.5, Developing our people

Diversity and equal opportunity	LA13	Composition of governance bodies and breakdown of employees per category according to gender, age group, minority group membership and other indicators of diversity	sub-section 5.2.3, Diversity and inclusion chapter 8, Management chapter 9, Supervisory Board

	LA14	Ratio of basic salary of men to women by employee category	See also www.philips.com/gbp

	profile disclosure	description	cross-reference1)
Human rights
		Disclosure on management approach to human rights	section 14.4, General Business Principles section 14.5, Supplier indicators

Investment and procurement practices	HR1	Percentage and total number of significant investment agreements that include human rights clauses or that have undergone human rights screening	section 5.1, Financial performance

	HR2	Percentage of significant suppliers and contractors that have undergone screening on human rights and actions taken	section 14.5, Supplier indicators

Non-discrimination	HR4	Total number of incidents of discrimination and actions taken	section 14.4, General Business Principles

Freedom of association and collective bargaining	HR5	Operations identified in which the right to exercise freedom of association and collective bargaining may be at significant risk, and actions taken to support these rights	section 14.4, General Business Principles

Child labor	HR6	Operations identified as having significant risk for incidents of child labor, and measures taken to contribute to the elimination of child labor	section 14.4, General Business Principles

Forced and compulsory labor	HR7	Operations identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of forced or compulsory labor	section 14.4, General Business Principles

230      Annual Report 2012

14 Sustainability statements 14.7 - 14.7

	profile disclosure	description	cross-reference1)
Society

		Disclosure on management approach to society and community involvement	section 4.1, The power to make a difference section 4.2, Encouraging positive change section 4.3, Embracing culture change

Community	SO1	Percentage of operations with implemented local community engagement, impact assessments, and development programs	section 4.3, Embracing culture change section 5.2, Social performance

Ethics	SO2	Percentage and total number of business units analyzed for risks related to ethics	section 14.4, General Business Principles

	SO3	Percentage of employees trained in organization’s anti-corruption policies and procedures	section 14.4, General Business Principles

	SO4	Actions taken in response to incidents of ethics	section 14.4, General Business Principles

Public policy	SO5	Public policy positions and participation in public policy development and lobbying	chapter 14, Sustainability statements

Compliance	SO8	Monetary value of significant fines and total number of non-monetary sanctions for non- compliance with laws and regulations	section 12.11, Notes section 14.3, Green Operations

	profile disclosure	description	cross-reference1)
Product responsibility
		Disclosure on management approach to product responsibility	section 4.1, The power to make a difference

Customer health and safety	PR1	Life cycle stages in which health and safety impacts of products and services are assessed for improvement, and percentage of significant products and services categories subject to such procedures	section 5.2, Social performance section 14.2, EcoVision

Product and service labeling	PR3	Type of product and service information required by procedures, and percentage of significant products and services subject to such information requirements	section 4.1, The power to make a difference

Marketing communications	PR6	Programs for adherence to laws, standards, and voluntary codes related to marketing communications, including advertising, promotion and sponsorship	chapter 14, Sustainability statements

	PR9	Monetary value of significant fines for non- compliance with laws and regulations relating to the provision and use of products and services	section 12.11, Notes section 14.3, Green Operations

1)	The sections referred to, except for the sections in chapter 14, Sustainability statements, are not included in the scope of the assurance engagement on Sustainability performance

Annual Report 2012      231

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

The Company uses the term IFO and Adjusted IFO to evaluate the performance of the Philips Group and its operating sectors. The term IFO has the same meaning as Income from operations (IFO). Referencing Adjusted IFO will make the underlying performance of our businesses more transparent by factoring out the amortization of acquired intangible assets. Adjusted IFO represents income from operations excluding results attributable to non-controlling interests holders, results relating to investments in associates, income taxes, financial income and expenses, amortization and impairment on intangible assets (excluding software and capitalized product development).

The Company believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating sectors. NOC is defined as: total assets excluding assets classified as held for sale less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other (non-)current financial assets, (d) investments in associates, and after deduction of: (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities, (h) current/non-current liabilities, and (i) trading securities.

232      Annual Report 2012

15 Reconciliation of non-GAAP information 15 - 15

Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. The net debt position as a percentage of the sum of group equity (shareholders’ equity and non-controlling interests) and net debt is presented to express the financial strength of the Company. This measure is widely used by management and investment analysts and is therefore included in the disclosure. Our net debt position is managed in such a way that we can meet our objective to retain an A3 rating (Moody’s) and A- rating (Standard and Poor’s). Furthermore, the Group’s objective when managing the net debt position is to fulfill our commitment to a stable dividend policy with a 40% to 50% pay-out of continuing net income.

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

Adjustments

Prior periods amounts have been revised to reflect certain voluntary adopted accounting policy changes, and immaterial adjustments (see section 12.10, Significant accounting policies, of this report).

Sales growth composition per sector

in %

	comparable growth	currency effects	consolidation changes	nominal growth
2012 versus 2011
Healthcare	6.4	6.4	—	12.8
Consumer Lifestyle	1.7	3.8	0.5	6.0
Lighting	3.8	4.6	2.1	10.5
Innovation, Group & Services	(7.4)	0.1	(6.2)	(13.5)

Philips Group	4.1	5.0	0.7	9.8

2011 versus 2010
Healthcare	5.3	(2.5)	0.1	2.9
Consumer Lifestyle	1.1	(1.8)	2.7	2.0
Lighting	6.1	(2.3)	(2.7)	1.1
Innovation, Group & Services	(10.7)	(0.1)	(14.0)	(24.8)

Philips Group	4.1	(2.2)	(0.6)	1.3

2010 versus 2009
Healthcare	3.9	6.0	(0.2)	9.7
Consumer Lifestyle	0.4	4.9	1.5	6.8
Lighting	8.7	6.0	0.7	15.4
Innovation, Group & Services	13.9	2.0	(1.6)	14.2

Philips Group	4.8	5.6	0.5	10.9

Annual Report 2012      233

15 Reconciliation of non-GAAP information 15 - 15

Sales growth composition per geographic cluster

in %

	comparable growth	currency effects	consolidation changes	nominal growth
2012 versus 2011
Western Europe	(2.9)	1.1	1.9	0.1
North America	2.0	8.8	(0.8)	10.0
Other mature geographies	11.5	9.2	(0.1)	20.6

Total mature geographies	1.2	5.4	0.4	7.0
Growth geographies	10.1	4.2	1.1	15.4

Philips Group	4.1	5.0	0.7	9.8

2011 versus 2010
Western Europe	(2.6)	0.3	(1.7)	(4.0)
North America	2.9	(4.7)	0.3	(1.5)
Other mature geographies	7.0	2.7	(2.0)	7.7

Total mature geographies	1.0	(1.8)	(0.8)	(1.6)
Growth geographies	11.1	(3.2)	(0.2)	7.7

Philips Group	4.1	(2.2)	(0.6)	1.3

2010 versus 2009
Western Europe	(1.5)	1.2	0.7	0.4
North America	1.5	5.8	—	7.3
Other mature geographies	12.6	14.5	3.2	30.3

Total mature geographies	1.2	4.3	0.6	6.1
Growth geographies	13.6	9.3	0.3	23.2

Philips Group	4.8	5.6	0.5	10.9

Composition of net debt to group equity

	2010	2011	2012
Long-term debt	2,818	3,278	3,725
Short-term debt	1,840	582	809

Total debt	4,658	3,860	4,534
Cash and cash equivalents	5,833	3,147	3,834

Net debt (cash)1)	(1,175)	713	700

Shareholders’ equity	15,007	12,316	11,140
Non-controlling interests	46	34	34

Group equity	15,053	12,350	11,174

Net debt and group equity	13,878	13,063	11,874
Net debt divided by net debt and group equity (in %)	(8)	5	6
Group equity divided by net debt and group equity (in %)	108	95	94

1)	Total debt less cash and cash equivalents

234      Annual Report 2012

15 Reconciliation of non-GAAP information 15 - 15

Composition of cash flows

	2010	2011	2012
Cash flows from operating activities	2,074	768	2,198
Cash flows from investing activities	(597)	(1,293)	(912)

Cash flows before financing activities	1,477	(525)	1,286

Cash flows from operating activities	2,074	768	2,198
Net capital expenditures:	(716)	(872)	(475)
Purchase of intangible assets	(53)	(69)	(39)
Proceeds from sale of intangible assets	—	—	160
Expenditures on development assets	(220)	(278)	(347)
Capital expenditures on property, plant and equipment	(572)	(653)	(675)
Proceeds from disposals of property, plant and equipment	129	128	426

Free cash flows	1,358	(104)	1,723

Adjusted IFO to Income from operations (or IFO )

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Innovation, Group & Services
2012
Adjusted IFO	1,502	1,322	663	188	(671)
Amortization of intangible assets1)	(472)	(200)	(70)	(194)	(8)

Income from operations (or IFO)	1,030	1,122	593	(6)	(679)

2011
Adjusted IFO	1,680	1,145	297	445	(207)
Amortization of intangible assets1)	(594)	(228)	(80)	(276)	(10)
Impairment of goodwill	(1,355)	(824)	—	(531)	—

Income from operations (or IFO)	(269)	93	217	(362)	(217)

2010
Adjusted IFO	2,556	1,186	487	863	20
Amortization of intangible assets1)	(482)	(264)	(38)	(174)	(6)

Income from operations (or IFO)	2,074	922	449	689	14

1)	Excluding amortization of software and product development

NOC composition

	2008	2009	2010	2011	2012
Intangible assets	11,757	11,523	12,233	11,012	10,679
Property, plant and equipment	3,496	3,252	3,145	3,014	2,959
Remaining assets	10,784	9,316	9,347	9,393	8,921
Provisions	(2,894)	(2,498)	(2,394)	(2,694)	(2,969)
Other liabilities	(9,131)	(8,992)	(10,434)	(10,353)	(10,283)

Net operating capital	14,012	12,601	11,897	10,372	9,307

Annual Report 2012      235

15 Reconciliation of non-GAAP information 15 - 15

Net operating capital to total assets

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Innovation, Group & Services
2012
Net operating capital (NOC)	9,307	7,976	1,217	4,635	(4,521)
Eliminate liabilities comprised in NOC:
- payables/liabilities	10,283	2,760	1,741	1,695	4,087
- intercompany accounts	—	71	45	37	(153)
- provisions	2,969	355	322	581	1,711
Include assets not comprised in NOC:
- investments in associates	177	86	—	22	69
- other non-current financial assets	549	—	—	—	549
- deferred tax assets	1,917	—	—	—	1,917
- liquid assets	3,834	—	—	—	3,834

	29,036	11,248	3,325	6,970	7,493
Assets classified as held for sale	43

Total assets	29,079

2011
Net operating capital (NOC)	10,372	8,418	884	4,965	(3,895)
Eliminate liabilities comprised in NOC:
- payables/liabilities	10,353	2,697	2,309	1,593	3,754
- intercompany accounts	—	103	87	51	(241)
- provisions	2,694	287	558	282	1,567
Include assets not comprised in NOC:
- investments in associates	203	86	3	23	91
- other non-current financial assets	346	—	—	—	346
- deferred tax assets	1,729	—	—	—	1,729
- liquid assets	3,147	—	—	—	3,147

	28,844	11,591	3,841	6,914	6,498
Assets classified as held for sale	551

Total assets	29,395

2010
Net operating capital (NOC)	11,897	8,908	882	5,506	(3,399)
Eliminate liabilities comprised in NOC:
- payables/ liabilities	10,434	2,603	2,790	1,601	3,440
- intercompany accounts	—	54	95	68	(217)
- provisions	2,394	321	342	302	1,429
Include assets not comprised in NOC:
- investments in associates	181	76	1	18	86
- other current financial assets	6	—	—	—	6
- other non-current financial assets	479	—	—	—	479
- deferred tax assets	1,367	—	—	—	1,367
- liquid assets	5,832	—	—	—	5,832

	32,590	11,962	4,110	7,495	9,023
Assets classified as held for sale	120

Total assets	32,710

236      Annual Report 2012

16 Five-year overview 16 - 16

16 Five-year overview

all amounts in millions of euros unless otherwise stated

Prior periods amounts have been revised to reflect certain immaterial adjustments (see section 12.10, Significant accounting policies, of this report).

Due to factors such as acquisitions and divestments, the amounts, percentages and ratios are not directly comparable.

	2008 EUR	2009 EUR	2010 EUR	2011 EUR	2012 EUR	2012 USD1)
General data

Sales	21,682	20,092	22,287	22,579	24,788	32,693

Income from operations (IFO) (loss)	287	667	2,074	(269)	1,030	1,358
Financial income and expenses - net	87	(162)	(121)	(240)	(246)	(324)
Income (loss) from continuing operations	99	482	1,474	(776)	262	346
Income (loss) from discontinued operations	(198)	(52)	(26)	(515)	(31)	(41)
Net income (loss)	(99)	430	1,448	(1,291)	231	305

Total assets	32,349	30,897	32,710	29,395	29,079	38,353
Net assets	15,552	14,610	15,053	12,350	11,174	14,738

Financial structure

Debt	4,188	4,267	4,658	3,860	4,534	5,980
Provisions	2,894	2,498	2,394	2,694	2,969	3,916

Shareholders’ equity	15,503	14,561	15,007	12,316	11,140	14,693
Non-controlling interests	49	49	46	34	34	45

Key figures per share

Weighted average shares outstanding:
- basic2)	993,374	927,435	941,417	952,536	921,828	921,828
- diluted2)	997,780	930,991	949,281	957,019	926,949	926,949
Basic earnings per common share3)
Income (loss) from continuing operations per share	0.10	0.52	1.57	(0.81)	0.28	0.37
Net income (loss)	(0.10)	0.46	1.54	(1.36)	0.25	0.33
Diluted earnings per common share3)
Income (loss) from continuing operations	0.10	0.52	1.55	(0.81)	0.28	0.37
Net income (loss)	(0.10)	0.46	1.53	(1.36)	0.25	0.33

1)

For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2012 (USD 1 = EUR 0.7582. The US dollar amounts are unaudited.)

2)	In thousands of shares
3)	In euros or US dollars as indicated in the header

Annual Report 2012      237

17 Investor Relations 17 - 17.1

17 Investor Relations

17.1 Key financials and dividend policy

Prior periods amounts have been revised to reflect certain immaterial adjustments (see section 12.10, Significant accounting policies, of this report).

Net income and EPS

Net income of the Philips Group showed a gain of EUR 231 million, or EUR 0.25 per common share, compared to a loss of EUR 1,291 million, or EUR 1.36 per common share, in 2011.

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

Continuing net income is the base figure used to calculate the dividend payout for the year. For 2012, the key exclusions from net income to arrive at continuing net income are the following: the results related to the Television business of Consumer Lifestyle that are shown as discontinued operations, the fine imposed by the European Commission related to alleged violation of competition rules in the Cathode-Ray Tubes (CRT) industry, an increase in legal provisions and the loss on the sale of industrial assets. Gains that were excluded relate to the sale of the Senseo trademark and the High Tech Campus, the divestment of the Speech Processing activities in Consumer Lifestyle as well as a one-time gain of prior service cost related to a medical retiree benefit plan. Restructuring and post-acquisition charges are also excluded.

Proposed distribution

A proposal will be submitted to the 2013 Annual General Meeting of Shareholders to declare a dividend of EUR 0.75 per common share (up to EUR 685 million), in cash or in shares at the option of the shareholder, against the net income for 2012 and the reserve retained earnings of the Company.

Shareholders will be given the opportunity to make their choice between cash and shares between May 10, 2013, and May 31, 2013. If no choice is made during this election period, the dividend will be paid in shares. On May 31,

238      Annual Report 2012

17 Investor Relations 17.1 - 17.1

2013 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume weighted average price of all traded common shares of Koninklijke Philips Electronics N.V. at Euronext Amsterdam on 29, 30 and 31 May, 2013. The Company will calculate the number of share dividend rights entitled to one new common share, such that the gross dividend in shares will be approximately 1.5% higher than the gross dividend in cash. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 5, 2013. The distribution of dividend in cash to holders of New York registry shares will be made in USD at the USD/EUR rate fixed by the European Central Bank on June 3, 2013.

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

In 2012, a dividend of EUR 0.75 per common share was paid in cash or shares, at the option of the shareholder. Approximately 62.4% elected for a share dividend resulting in the issuance of 30,522,107 new common shares, leading to a 3.4% dilution. The remainder of the dividend (EUR 255 million) was paid in cash.

	ex-dividend date	record date	payment date

Amsterdam shares	May 7, 2013	May 9, 2013	June 5, 2013

New York shares	May 7, 2013	May 9, 2013	June 5, 2013

Dividend and dividend yield per common share

1)	Dividend yield % is as of December 31 of previous year
2)	Subject to approval by the 2013 Annual General Meeting of Shareholders

Information for US investors

Dividends and distributions per Common Share

The following table sets forth in euros the gross dividends on the Common Shares in the fiscal years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of Shares of the New York registry:

	2008	2009	2010	2011	2012
in EUR	0.70	0.70	0.70	0.75	0.75
in USD	1.09	0.94	0.93	1.11	0.94

Exchange rates USD : EUR

The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). The Noon Buying Rate on February 15, 2013 was EUR 0.7484 per USD 1.

	period end	average	high	EUR per USD low
2007	0.6848	0.7259	0.7750	0.6729
2008	0.7184	0.6844	0.8035	0.6246
2009	0.6977	0.7187	0.7970	0.6623
2010	0.7536	0.7579	0.8362	0.6879
2011	0.7708	0.7186	0.7736	0.6723
2012	0.7584	0.7782	0.8290	0.7428

	highest rate	lowest rate
August, 2012	0.8231	0.7947
September, 2012	0.7958	0.7609
October, 2012	0.7766	0.7614
November, 2012	0.7865	0.7686
December, 2012	0.7734	0.7541
January, 2013	0.7665	0.7362

Philips publishes its financial statements in euros while a substantial portion of its net assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.

Unless otherwise stated, for the convenience of the reader the translations of euros into US dollars appearing in this report have been made based on the closing rate

Annual Report 2012      239

17 Investor Relations 17.1 - 17.2

on December 31, 2012 (USD 1 = EUR 0.7582). This rate is not materially different from the Noon Buying Rate on such date (USD 1 = EUR 0.7584).

The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips’ financial statements for the periods specified.

			EUR per USD
	period end	average	high	low
2007	0.6790	0.7272	0.7694	0.6756
2008	0.7096	0.6832	0.7740	0.6355
2009	0.6945	0.7170	0.7853	0.6634
2010	0.7485	0.7540	0.8188	0.7036
2011	0.7728	0.7192	0.7728	0.6721
2012	0.7582	0.7776	0.8166	0.7500

17.2 Share information

Market capitalization

Philips’ market capitalization was EUR 18.2 billion at year-end 2012. The highest closing price for Philips’ shares during 2012 in Amsterdam was EUR 20.33 on December 11, 2012 and the lowest was EUR 13.76 on April 11, 2012. The highest closing price for Philips’ shares during 2012 in New York was USD 26.81 on December 20, 2012 and the lowest was USD 17.32 on June 1, 2012.

Market capitalization

in billions of euros

1)	The year 2008 mainly reflects our shareholding in LG Display which was exited in 2009

Share capital structure

During 2012, Philips’ issued share capital decreased by approximately 52 million common shares to a level of 957 million common shares. The main reasons for this are the cancellation of 82,364,590 Philips shares acquired pursuant to the EUR 2 billion share repurchase program and the elective dividend, resulting in the issue of 30,522,107 new common shares. The basic shares outstanding decreased from 926 million at the end of December 2011 to 915 million at the end of 2012. As of December 31, 2012, the shares held in treasury amounted to 42.5 million shares, of which 28.7 million are held by Philips to cover long-term incentive and employee stock purchase plans.

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

240      Annual Report 2012

17 Investor Relations 17.2 - 17.2

On May 2, 2012, the Company received notification from the AFM that it had received disclosures under the Financial Markets Supervision Act of a substantial holding of 5.42% by Barclays Plc in the Company’s common shares. This was reduced to below 5% on May 4, 2012. On June 12, 2012 the Company received notification from the AFM that it had received disclosures under the Financial Markets Supervision Act of a substantial holding of 10.02% by the Company in its own shares. This was reduced to below 5% on September 21, 2012. On November 27, 2012 the Company received notification from the AFM that it had received disclosures under the Financial Markets Supervision Act of a substantial holding of 5.02% by BlackRock, Inc. in the Company’s common shares.

Based on a survey in December 2012 and information provided by several large custodians, the following shareholder portfolio information is included in the graphs Shareholders by region and Shareholders by style.

Shareholders by region (estimated)1)

in %

1)	Split based on identified shares in shareholder identification

Shareholders by style (estimated)1)

in %

1)	Split based on identified shares in shareholder identification
2)	SWF: Sovereign Wealth Fund
3)	GARP: growth at reasonable price

Share repurchase programs for capital reduction purposes

On July 18, 2011, Philips announced a further EUR 2 billion share repurchase program to be completed within 12 months. Taking into consideration the volatility of the financial markets, it was decided to extend the program through the end of Q2 2013. By the end of 2012, Philips has completed 73% of the EUR 2 billion share buy-back program.

Further details on the share repurchase programs can be found on the Investor Relations website. For more information see chapter 11, Corporate governance, of this report.

Impact of share repurchases on share count

in millions of shares

	2008	2009	2010	2011	2012
Shares issued	972	972	986	1,009	957
Shares in treasury	49	45	39	83	42
Shares outstanding	923	927	947	926	915
Shares repurchased	146	—	—	48	47
Shares cancelled	170	—	—	—	82

A total of 42,541,687 shares were held in treasury by the Company at December 31, 2012 (2011: 82,880,543 shares). As of that date, a total of 52,289,603 rights to acquire shares (under convertible personnel debentures, share rights programs and stock options) were outstanding (2011: 47,142,041).

Annual Report 2012      241

17 Investor Relations 17.2 - 17.3

Period	total number of shares purchased	average price paid per share in EUR	total number of shares purchased as part of publicly announced programs	maximum EUR amount of shares that may yet be purchased under the programs
January, 2012	3,004,358	15.22	3,004,358	1,254,459,971
February, 2012	3,849,302	15.68	3,849,302	1,194,096,499
March, 2012	3,757,005	15.44	3,757,005	1,136,078,795
April, 2012	2,421,544	14.55	2,421,544	1,100,844,958
May, 2012	8,222,700	14.39	8,222,700	982,487,277
June, 2012	6,738,465	14.60	6,736,989	884,137,601
July, 2012	2,970,187	16.45	2,968,778	835,297,403
August, 2012	2,413,941	18.47	2,413,941	790,700,971
September, 2012	3,051,738	18.82	3,050,133	733,305,045
October, 2012	5,369,200	18.78	5,369,000	632,473,872
November, 2012	2,718,375	19.88	2,717,918	578,439,218
December, 2012	2,353,817	20.06	2,353,817	531,215,106

17.3 Philips’ rating

Philips’ existing long-term debt is rated A3 (with negative outlook) by Moody’s and A- (with negative outlook) by Standard & Poor’s. It is Philips’ objective to manage its financial ratios to be in line with an A3/A- rating. There is no assurance that Philips will be able to achieve this goal. Ratings are subject to change at any time. Outstanding long-term bonds and credit facilities do not have a repetitive material adverse change clause, financial covenants or credit rating-related acceleration possibilities.

Credit rating summary

	long-term	short-term	outlook
Standard and Poor’s	A-	A-2	Negative	1)
Moody’s	A3	P-2	Negative	2)

1)	On February 3, 2012, Standard and Poor’s decided to change their outlook from stable to negative
2)	On February 3, 2012, Moody’s decided to change their outlook from stable to negative

242      Annual Report 2012

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

The following table shows the high and low closing sales prices of the Common Shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low closing sales prices of the New York Registry Shares on the New York Stock Exchange:

		Euronext Amsterdam (EUR)		New York stock exchange (USD)
		high	low	high	low
2008		28.94	12.09	42.34	14.79

2009	1st quarter	16.05	10.95	20.78	13.98
	2nd quarter	14.77	11.52	20.30	15.45
	3rd quarter	17.65	12.59	25.82	17.52
	4th quarter	21.03	15.79	30.19	22.89
2010	1st quarter	25.28	20.34	33.48	28.26
	2nd quarter	26.94	22.83	35.90	28.09
	3rd quarter	26.23	21.32	33.32	26.84
	4th quarter	24.19	20.79	33.90	27.10
2011	1st quarter	25.34	21.73	33.81	29.81
	2nd quarter	22.84	16.33	32.44	23.36
	3rd quarter	17.84	12.23	25.74	16.87
	4th quarter	16.28	12.77	22.54	17.22
2012	1st quarter	16.56	14.48	21.51	18.34
	2nd quarter	15.57	13.76	20.26	17.32
	3rd quarter	19.49	15.51	24.89	19.11
	4th quarter	20.33	18.27	26.81	23.52

August, 2012		18.86	18.09	23.30	22.00
September, 2012		19.49	18.16	24.89	22.99
October, 2012		20.11	18.27	26.23	23.52
November, 2012		20.21	19.47	26.01	24.80
December, 2012		20.33	19.83	26.81	25.91
January, 2013		23.13	20.26	31.16	26.54

Annual Report 2012      243

17 Investor Relations 17.4 - 17.4

Euronext Amsterdam

Share price development in Amsterdam

in euros

PHIA	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2012
High	16.56	16.42	16.26	15.32	15.26	15.57	17.90	18.86	19.49	20.11	20.21	20.33
Low	14.48	15.45	14.95	13.76	14.00	13.87	15.51	18.09	18.16	18.27	19.47	19.83
Average	15.31	15.80	15.55	14.51	14.49	14.67	16.47	18.46	18.80	18.95	19.95	20.05
Average daily volume1)	6.77	5.53	5.54	8.05	6.91	6.10	6.15	4.68	5.60	4.97	4.89	3.88

2011
High	25.34	23.83	23.98	22.84	20.70	19.05	17.84	16.99	14.49	15.73	15.37	16.28
Low	22.77	22.49	21.73	20.02	19.01	16.33	16.91	13.28	12.23	12.77	13.38	14.64
Average	23.91	23.22	22.86	21.07	19.86	17.71	17.45	14.50	13.17	14.55	14.27	15.32
Average daily volume1)	10.64	6.53	8.30	9.23	8.54	12.10	8.45	12.08	10.75	8.06	7.10	5.76

New York Stock Exchange

Share price development in New York

in US dollars

PHG	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2012
High	21.47	21.36	21.51	20.26	20.00	19.67	22.11	23.30	24.89	26.23	26.01	26.81
Low	18.34	20.24	19.58	17.98	17.68	17.32	19.11	22.00	22.99	23.52	24.80	25.91
Average	19.73	20.85	20.57	19.10	18.53	18.41	20.26	22.84	24.20	24.48	25.51	26.27
Average daily volume1)	1.64	0.93	1.32	1.80	1.03	0.83	0.63	0.54	0.82	0.64	0.77	0.62

2011
High	33.81	32.70	33.32	32.44	30.53	27.15	25.74	24.20	20.58	22.54	21.35	20.95
Low	29.81	30.99	29.94	29.27	26.79	23.36	23.79	18.94	16.87	17.22	17.59	18.90
Average	31.93	31.75	32.01	30.49	28.47	25.49	24.92	20.81	18.19	20.03	19.37	20.13
Average daily volume1)	1.31	0.72	0.86	0.88	0.96	2.45	1.56	2.04	2.17	2.07	1.79	1.48

1)	In millions of shares

244      Annual Report 2012

17 Investor Relations 17.4 - 17.4

5-year relative performance: Philips and AEX

base 100 = Dec 31, 2007

5-year relative performance: Philips and unweighted

TSR peer group index base 100 = Dec 31, 2007

3M, Electrolux, Emerson, GE, Hitachi, Honeywell, Johnson & Johnson, Panasonic, Schneider, Siemens, Toshiba,

5-year relative performance: Philips and Dow Jones

base 100 = Dec 31, 2007

Share listings	Amsterdam, New York
Ticker code	PHIA, PHG
No. of shares issued at Dec. 31, 2012	EUR 957 million
No. of shares outstanding issued at Dec. 31, 2012	EUR 915 million
Market capitalization at year-end 2012	EUR 18.2 billion
Industry classification
MSCI: Capital Goods	20105010
ICB: Diversified Industrials1)	2727
Members of indices
AEX, NYSE, DJSI, and others

1)	The change of ICB classification took place on June 18, 2012

Annual Report 2012      245

17 Investor Relations 17.5 - 17.5

17.5 Philips’ acquisitions

Philips made no announcements of acquisitions in 2012.

Acquisitions 2011 / Announcement dates

January 5, 2011	Optimum Lighting, LLC	Professional Luminaires	Expand portfolio with customized energy-efficient lighting solutions

January 20, 2011	Preethi1)	Domestic Appliances	Become a leading kitchen appliances company in India

March 9, 2011	Dameca A/S	Patient Care & Clinical Informatics	Expand portfolio with integrated, advanced anesthesia care solutions

June 20, 2011	AllParts Medical	Customer Services	Expand capabilities in imaging equipment services, strengthening Philips’ Multi-Vendor Services business

June 27, 2011	Sectra Mamea AB2)	Imaging Systems	Expand Women’s Healthcare portfolio with a unique digital mammography solution in terms of radiation dose

June 29, 2011	Indal Group	Professional Luminaires	Strengthen leading position in professional lighting within Europe

July 11, 2011	Povos Electric Appliance (Shanghai) Co., Ltd.2)	Domestic Appliances	Expand product portfolio in China and continue to build business creation capabilities in growth geographies

1)	Asset transaction

2)	Combined asset transaction / share transaction

Acquisitions 2010 / Announcement dates

February 11, 2010	Luceplan	Consumer Luminaires	Iconic brand in the premium design segment for residential applications

February 24, 2010	Somnolyzer1)	Home Healthcare	Somnolyzer 24x7 automated-scoring solution that can improve the productivity of sleep centers

March 26, 2010	Tecso	Patient Care & Clinical Informatics	Strengthen clinical informatics portfolio with leading Brazilian provider of Radiology Information Systems (RIS)

July 13, 2010	Street Light Control Portfolio1)	Lighting Electronics	Strengthen outdoor lighting portfolio with acquisition control portfolio. Street Lighting controls activities of Amplex A/S

July 28, 2010	Apex	Imaging Systems	Strengthen portfolio of high-quality transducers aimed at the value segment in emerging markets

August 2, 2010	CDP Medical1)	Patient Care & Clinical Informatics	Expand clinical informatics portfolio in high-growth markets in the area of PACS

August 20, 2010	Burton	Professional Luminaires	Expand portfolio with leading provider of specialized lighting solutions for healthcare facilities

September 13, 2010	Wheb Sistemas	Patient Care & Clinical Informatics	Strengthen clinical informatics portfolio with a leading Brazilian provider of clinical information systems

October 11, 2010	Discus	Health & Wellness	Expand oral healthcare portfolio with leading manufacturer of professional tooth whitening products

December 6, 2010	NCW	Professional Luminaires	Expand global leadership position of professional lighting entertainment solutions

January 6, 2011	medSage Technologies1)	Home Healthcare	Strengthen portfolio by becoming a leading provider of patient interaction and management applications

1)	Asset transaction

246      Annual Report 2012

17 Investor Relations 17.6 - 17.7

17.6 Financial calendar

Financial calendar

Annual General Meeting of Shareholders

Record date Annual General Meeting of Shareholders	April 5, 2013

Annual General Meeting of Shareholders	May 3, 2013

Quarterly reports 2013

First quarterly report 2013	April 22, 2013

Second quarterly report 2013	July 22, 2013

Third quarterly report 2013	October 21, 2013

Fourth quarterly report 2013	January 28, 20141)

Capital Markets Days 2013

Capital Markets Day (Healthcare)	March 19, 2013

Capital Markets Day (Consumer Lifestyle and Lighting)	September 17, 2013

1)	Subject to final confirmation

17.7 Investor contact

Shareholder services

Holders of shares listed on Euronext

Philips offers a dynamic print manager that facilitates the creation of a customized PDF. Non-US shareholders and other non-US interested parties can make inquiries about the Annual Report 2012 to:

Royal Philips Electronics

Annual Report Office

Breitner Center, HBT 14

P.O. Box 77900

1070 MX Amsterdam, Netherlands

E-mail: annual.report@philips.com

Communications concerning share transfers, lost certificates, dividends and change of address should be directed to:

ABN AMRO Bank N.V.

Department Equity Capital Markets/Corporate Broking HQ7050

Gustav Mahlerlaan 10, 1082 PP Amsterdam, Netherlands

Telephone: +31-20-34 42000

Fax: +31-20-62 88481

Holders of New York Registry shares

Philips offers a dynamic print manager that facilitates the creation of a customized PDF. Holders of New York Registry shares and other interested parties in the US can make inquiries about the Annual Report 2012 to:

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

Annual Report 2012      247

17 Investor Relations 17.7 - 7.7

with an economical and convenient way to purchase and sell Philips New York Registry shares and to reinvest cash dividends. Philips does not administer or sponsor the program and assumes no obligation or liability for the operation of the plan. For further information on this program and for enrollment forms, contact:

Citibank Shareholder Service

Telephone: 1-877-248-4237 (1-877-CITI-ADR)

Monday through Friday 8:30 AM EST

through 6:00 PM EST

Website www.citi.com/dr

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

For the Annual General Meeting of Shareholders on May 3, 2013, a record date of April 5, 2013, will apply. Those persons who on April 5, 2013 hold shares in the Company and are registered as such in one of the registers designated by the Board of Management for the Annual General Meeting of Shareholders will be entitled to participate in and vote at the meeting.

Investor relations activities

From time to time the Company engages in communications with investors via road shows, one-on-one meetings, group meetings, broker conferences and capital markets days. The purpose of these meetings is to inform the market on the results, strategy and decisions made, as well as to receive feedback from our shareholders. Also, the Company engages in bilateral communications with investors. These communications take place either at the initiative of the Company or at the initiative of individual investors. During these communications the Company is generally represented by its Investor Relations department. However, on a limited number of occasions the Investor Relations department is accompanied by one or more members of the Board of Management. The subject matter of the bilateral communications ranges from individual queries from investors to more elaborate discussions following disclosures that the Company has made such as its annual and quarterly reports. The Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders.

More information on the activities of Investor Relations can be found in chapter 11, Corporate governance, of this report.

Analysts’ coverage

Philips is covered by approximately 36 analysts who frequently issue reports on the company.

248      Annual Report 2012

17 Investor Relations 17.7 - 17.8

How to reach us

Investor Relations contact

Royal Philips Electronics

Breitner Center, HBT 14

P.O. Box 77900

1070 MX Amsterdam, Netherlands

Telephone: +31-20-59 77221

Website: www.philips.com/investor

E-mail: investor.relations@philips.com

Abhijit Bhattacharya

Executive Vice President – Investor Relations

Telephone: +31-20-59 77222

Vanessa Bruinsma-Kleijkers

Manager – Investor Relations

Telephone: +31-20-59 77447

The registered office of Royal Philips Electronics is

High Tech Campus 5

5656 AE Eindhoven, Netherlands

Switch board, telephone: +31-40-27 91111

Sustainability contact

Philips Corporate Sustainability Office

High Tech Campus 5 (room 2.56)

5656 AE Eindhoven, Netherlands

Telephone: +31-40-27 83651

Fax: +31-40-27 86161

Website: www.philips.com/sustainability

E-mail: philips.sustainability@philips.com

Corporate Communications contact

Royal Philips Electronics

Breitner Center, HBT 19

P.O. Box 77900

1070 MX Amsterdam, Netherlands

Telephone: +31-20-59 77411

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

Annual Report 2012      249

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

Income and capital gains

Income and capital gains derived from the Common Shares by a non-resident individual or non-resident corporate shareholder are generally not subject to Dutch income or corporation tax, unless (i) such income and gains are attributable to a (deemed) permanent establishment or (deemed) permanent representative in the Netherlands of the shareholder; or (ii) the shareholder is entitled to a share in the profits of an enterprise or (in case of a non-resident corporate shareholder only) a co-entitlement to the net worth of an enterprise, that is effectively managed in the Netherlands (other than by way of securities) and to which enterprise the Common Shares are attributable; or (iii) such income and capital gains are derived from a direct, indirect or deemed substantial participation in the share capital of a company (such substantial participation not being a business asset), and, in the case of a non-resident corporate shareholder only, it being held with the primary aim or one of the primary aims to avoid the levy of income tax or dividend withholding tax from another person; or (iv) in case of a non-resident corporate shareholder, such shareholder is a resident of Aruba, Curacao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Eustatius or Saba to which the Common Shares are attributable, while the profits of such shareholder are taxable in the Netherlands pursuant to article 17(3)(c) of the Dutch Corporate Income Tax Act 1969; or (v) in case of a non-resident individual, (a) such individual derives income or capital gains from the Common Shares that are taxable as benefits from ‘miscellaneous activities’ in the Netherlands (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001), which includes the performance of activities with respect to the ordinary shares that exceed regular portfolio management; or (b) such individual has elected to be treated as a Dutch resident.

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

Inheritance or gift taxes (as the case may be) are due, however, if such shareholder:

•	has Dutch nationality and has been a resident of the Netherlands at any time during the ten years preceding the time of the death or gift; or

250      Annual Report 2012

17 Investor Relations 17.8 - 17.8

•	has no Dutch nationality but has been a resident of the Netherlands at any time during the twelve months preceding the time of the gift (for Netherlands gift taxes only)

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

Taxation of Dividends

Under the United States federal income tax laws, the gross amount of any dividend paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. For a non-corporate US holder, dividends paid that constitute qualified dividend income will be taxable at a maximum tax rate of 20% provided that the non-corporate US holder holds the Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to the Common Shares generally will be qualified dividend income1). A US holder must include any Dutch tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to a US holder when it receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that a US holder must include in its income will be the US dollar value of the Euro payments made, determined at the spot Euro/US dollar rate on the date the dividend distribution is includible in its income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date a US holder converts the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a US holder’s basis in the Common Shares and thereafter as capital gain.

Subject to certain limitations, the Dutch tax withheld in accordance with the U.S. Tax Treaty and paid over to the Netherlands will be creditable or deductible against a US

Annual Report 2012      251

17 Investor Relations 17.8 - 17.8

holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 20% tax rate. To the extent a refund of the tax withheld is available under Dutch law, or under the U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against United States federal income tax liability. Dividends will be income from sources outside the United States, and depending on a holder’s circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the holder.

Taxation of Capital Gains

A US holder that sells or otherwise disposes of its Common Shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that it realizes and its tax basis, determined in US dollars, in its Common Shares. Capital gain of a non-corporate US holder is generally taxed at a maximum tax rate of 20% where the holder has a holding period greater than one year2). The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

1)	In addition, a US holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the US holder’s “net investment income” for the relevant taxable year and (2) the excess of the US holder’s modified adjusted gross income for the taxable year over a certain threshold (the “Medicare tax”). A US holder’s net investment income will generally include its dividend income.
2)	In addition, the gain or loss will generally be included in a US holder’s net investment income, which may be subject to a 3.8% tax as described in the discussion of the Medicare tax under the heading “– Taxation of Dividends.”

252      Annual Report 2012

17 Investor Relations 17.9 - 17.9

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

Fees and Payments made by the Agent to Philips

The Agent has agreed to reimburse certain expenses of Philips related to the Program and incurred by Philips in connection with the Program. In the year ended December 31, 2012 the Agent reimbursed to Philips, or paid amounts on Philips behalf to third parties, a total sum of EUR 502,298.

The table below sets forth the types of expenses that the Agent has agreed to reimburse and the amounts reimbursed in the year ended December 31, 2012:

Category of Expense Reimbursed to Philips

in euros

amount Reimbursed in the year ended December 31, 2012

Program related expenses such as investor relations activities, legal fees and New York Stock Exchange listing fees	73,256
A portion of the issuance and cancellation fees actually received by the Agent from holders of New York Registry Shares, net of Program-related expenses already reimbursed by the Agent to Philips.	429,042	1)

Total	502,298

1)	Translated at USD/EUR exchange rate of actual date(s) of reimbursement(s) during 2012

The Agent has also agreed to waive certain fees for standard costs associated with the administration of the program.

The table below sets forth those expenses that the Agent paid directly to third parties in the year ended December 31, 2012.

Category of Expense paid directly to third parties

in euros

amount in the year ended December 31, 2012
Reimbursement of Settlement Infrastructure Fees	7,000
Reimbursement of Proxy Process expenses	7,043
Reimbursement of Legal Fee expenses	1,945
NYSE Listing Fee	57,248
Fullfillment	20

Total	73,256

Under certain circumstances, including removal of the Agent or termination of the Program by Philips, Philips is required to repay the Agent certain amounts reimbursed and/or expenses paid to or on behalf of Philips.

Annual Report 2012      253

18 Definitions and abbreviations 18 - 18

18 Definitions and abbreviations

Definitions of key terms (including abbreviations)

BMC

Business Market Combination - As a diversified technology group, Philips has a wide portfolio of categories/business innovation units which are grouped in business groups based primarily on technology or customer needs. Philips has physical market presence in over 100 countries, which are grouped into 17 market clusters. Our primary operating modus is the Business Market matrix comprising Business Groups and Markets. These Business Market Combinations (BMCs) drive business performance on a granular level at which plans are agreed between global businesses and local market teams.

Brominated flame retardants (BFR)

Brominated flame retardants are a group of chemicals that have an inhibitory effect on the ignition of combustible organic materials. Of the commercialized chemical flame retardants, the brominated variety are most widely used.

CAGR

Compound Annual Growth Rate.

Carbon dioxide (CO2)

Carbon dioxide (chemical formula CO2) is a chemical compound composed of two oxygen atoms covalently bonded to a single carbon atom. It is a gas at standard temperature and pressure and exists in the Earth’s atmosphere in this state. CO2 is a trace gas comprising 0.039% of the atmosphere.

CO2-equivalent

CO2 -equivalent or carbon dioxide equivalent is a quantity that describes, for a given mixture and amount of greenhouse gas, the amount of CO2 that would have the same global warming potential (GWP), when measured over a specified timescale (generally 100 years).

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

Continuing net income

This equals recurring net income from continuing operations, or net income excluding discontinued operations and excluding material non-recurring items.

Dividend yield

The dividend yield is the annual dividend payment divided by Philips’ market capitalization. All references to dividend yield are as of December 31 of the previous year.

EBITA

Earnings before interest, tax and amortization (EBITA) represents income from continuing operations excluding results attributable to non-controlling interest holders, results relating to investments in associates, income taxes, financial income and expenses, amortization and impairment on intangible assets (excluding software and capitalized development expenses). Philips believes that EBITA information makes the underlying performance of its businesses more transparent by factoring out the amortization of these intangible assets, which arises when acquisitions are consolidated. In our Annual Report on form 20-F this definition is referred to as Adjusted IFO.

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

254      Annual Report 2012

18 Definitions and abbreviations 18 -18

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

Green Products need to prove leadership in at least one Green Focal Area compared to industry standards, which is defined by a sector specific peer group. This is done either by outperforming reference products (which can be a competitor or predecessor product in the particular product family ) by at least 10%, outperforming product specific eco-requirements or by being awarded with a recognized eco-performance label. Because of different product portfolios, sectors have specified additional criteria for Green Products, including product specific minimum requirements where relevant.

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

International Standardization Organization (ISO)

The International Standardization Organization (ISO)is the world’s largest developer and publisher of International Standards. ISO is a network of the national standards institutes of more than 160 countries, one member per country, with a Central Secretariat in Geneva, Switzerland, that coordinates the system. ISO is a nongovernmental organization that forms a bridge between the public and private sectors.

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

Lives improved by Philips

To calculate how many lives we are improving, market intelligence and statistical data on the number of people touched by the products contributing to the social or ecological dimension over the lifetime of a product are multiplied by the number of those products delivered in a year. After elimination of double counts – multiple different product touches per individual are only counted once – the number of lives improved by our innovative solutions is calculated. In 2012 we established our baseline at 1.7 billion a year.

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

OEM

Original Equipment Manufacturer.

Operational carbon footprint

A carbon footprint is the total set of greenhouse gas emissions caused by an organization, event, product or person; usually expressed in kilotonnes CO2-equivalent. The Philips operational carbon footprint is calculated on a half-year basis and includes industrial sites (manufacturing and assembly sites), non-industrial sites (offices, warehouses, IT centers and R&D facilities), business travel (lease and rental cars and airplane travel) and logistics (air, sea and road transport).

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

Regulation on Hazardous Substances (RoHS)

The RoHS Directive prohibits all new electrical and electronic equipment placed on the market in the European Economic Area from containing lead, mercury, cadmium, hexavalent chromium, poly-brominated biphenyls (PBB) or polybrominated diphenyl ethers (PBDE), except in certain specific applications, in concentrations greater than the values decided by the European Commission. These values have been established as 0.01% by weight per homogeneous material for cadmium and 0.1% for the other five substances.

Annual Report 2012      255

18 Definitions and abbreviations 18 -18

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

256      Annual Report 2012

19 Exhibits 19 - 19.1

19 Exhibits

19.1 Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, File No. 001-05146-01).

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and F.A. van Houten (incorporated by reference to Exhibit 4 (a) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01).

Exhibit 4 (b)	Employment contract between the Company and R.H. Wirahadiraksa (incorporated by reference to Exhibit 4 (b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01).

Exhibit 4 (c)	Employment contract between the Company and P.A.J. Nota (incorporated by reference to Exhibit 4 (d) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01)

Exhibit 8	List of Subsidiaries.

Exhibit 12 (a)	Certification of F.A. van Houten filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of R.H. Wirahadiraksa filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of F.A. van Houten furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of R.H. Wirahadiraksa furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	Description of industry terms.

Annual Report 2012      257

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

Date: February 25, 2013

258      Annual Report 2012

19 Exhibits 19.2 - 19.3

19.3 Exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, File No. 001-05146-01).

Exhibit 2 (b) (1)	The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and F.A. van Houten. (incorporated by reference to Exhibit 4 (a) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01).

Exhibit 4 (b)	Employment contract between the Company and R.H. Wirahadiraksa. (incorporated by reference to Exhibit 4 (b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01).

Exhibit 4 (c)	Employment contract between the Company and P.A.J. Nota (incorporated by reference to Exhibit 4 (d) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01)

Exhibit 8	List of Subsidiaries.

Exhibit 12 (a)	Certification of F.A. van Houten filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of R.H. Wirahadiraksa filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of F.A. van Houten furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of R.H. Wirahadiraksa furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	Description of industry terms.

Annual Report 2012      259