Form 20-F
period 2013-12-31
KONINKLIJKE PHILIPS NV
filed 2014-02-25
CIK 313216

As filed with the Securities and Exchange Commission on February 25, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-05146-01

KONINKLIJKE PHILIPS N.V.

(Exact name of Registrant as specified in charter)

ROYAL PHILIPS

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

Class	Outstanding at December 31, 2013
Koninklijke Philips N.V.	937,845,789 shares, including
Common Shares par value EUR 0.20 per share	24,508,022 treasury shares

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

2      Annual Report 2013

Annual Report 2013      3

18.9	Exhibit 15 (a)	292
18.10	Exhibit 15 (b)	293

4      Annual Report 2013

Introduction

Introduction

This document contains information required for the annual report on Form 20-F for the year ended December 31, 2013 of Koninklijke Philips N.V. (the 2013 Form 20-F). Reference is made to the Form 20-F cross reference table herein. Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) this introduction, the cautionary statement “forward-looking statements” and explanation on “use of non-GAAP information” on the next three pages and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. Any additional information in this document which is not referenced in the Form 20-F cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference, shall not be part of the 2013 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The terms “Philips”, the “Company”, “Group”, “we”, “our” and “us” refer to Koninklijke Philips N.V. and as applicable to its subsidiaries and or its interest in joint ventures and associates.

IFRS based information

The audited consolidated financial statements as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, included in the 2013 Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2013 have been endorsed by the EU, except that the EU did not adopt certain paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply fully with IFRS as issued by the IASB.

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

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full year information regarding 2013 is not yet available to Philips, market share statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

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

Documents on display

It is possible to read and copy documents referred to in the 2013 Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Philips SEC filings are also publicly available through the SEC’s website at www.sec.gov.

Annual Report 2013      5

Introduction

For definitions and abbreviations reference is made to chapter 17, Definitions and abbreviations, of this report.

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

6      Annual Report 2013

Introduction

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

Use of non-GAAP information

Koninklijke Philips N.V. (the ‘Company’) believes that an understanding of sales performance is enhanced when the effects of currency movements and acquisitions and divestments (changes in consolidation) are excluded. Accordingly, in addition to presenting ‘nominal growth’, ‘comparable growth’ is provided.

Comparable sales exclude the effects of currency movements and changes in consolidation. As indicated in the note 1, Significant accounting policies, sales and income are translated from foreign currencies into the Company’s reporting currency, the euro, at the exchange rate on transaction dates during the respective years. As a result of significant currency movements during the years presented, the effects of translating foreign currency sales amounts into euros could have a material impact on our sales figures. Therefore, these impacts have been excluded in arriving at the comparable sales in euros. Currency effects have been calculated by translating previous years’ foreign currency sales amounts into euros at the following year’s exchange rates in comparison with the sales in euros as historically reported. The years under review were characterized by a number of acquisitions and divestments, as a result of which activities were consolidated or deconsolidated. The effect of consolidation changes has also been excluded in arriving at the comparable sales. For the purpose of calculating comparable sales growth, when a previously consolidated entity is sold or contributed to a venture that is not consolidated by the Company, relevant sales are excluded from impacted prior-year periods. Similarly, when an entity is acquired, relevant sales are excluded from impacted periods.

Philips discusses “adjusted income from operations” in the 2013 Form 20-F. Adjusted income from operations represents income from operations before amortization and impairment of intangible assets generated in acquisitions (excluding software and capitalized development expenses).

Annual Report 2013      7

Introduction

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

Non US investors are advised that such presentation is different from the terms used in Philips’ results announcements and 2013 Annual Report. Philips believes that an understanding of the Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating sectors. NOC is defined as: total assets excluding assets from discontinued operations less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other (non)-current financial assets, (d) investments in associates, and after deduction of: (e) provisions, (f) accounts and notes payable, (g) accrued liabilities, (h) current/noncurrent liabilities.

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

8      Annual Report 2013

Form 20-F cross reference table

Form 20-F cross reference table

Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) the Introduction, the cautionary statements concerning Forward-looking statements and explanation on use of non-GAAP information, of this report on pages 5-8, and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. The content of Philips’ websites and other websites referenced herein should not be considered to be a part of or incorporated into the 2013 Form 20-F. Any additional information which is not referenced in the Form 20-F cross reference table or the Exhibits themselves shall not be deemed to be so incorporated by reference, shall not be part of the 2013 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The table below sets out the location in this document of the information required by SEC Form 20-F. The exact location is included in the column ‘Location in this document’. The column ‘Page’ includes the starting page of the section/paragraph for reference only.

Annual Report 2013      9

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
Part 1
1	Identity of directors, senior management and advisors	Not applicable
2	Offer statistics and expected timetable	Not applicable
3	Key information

	A Selected financial data	15. Five-year overview	256
		16.1. Key financials and dividend policy - Proposed distribution	257
		16.1. Key financials and dividend policy - Information for US investors	257

	B Capitalization and indebtedness	Not applicable

	C Reason for the offer and use of proceeds	Not applicable

	D Risk factors	6.2. Risk categories and factors - Second paragraph	119
		6.3. Strategic risks	120
		6.4. Operational risks	121
		6.5. Compliance risks	123
		6.6. Financial risks	125
4	Information on the Company

	A History and development of the company	2.1. Our rich heritage	33
		4.1.11. Discontinued operations	60
		4.1.13. Acquisitions and divestments	61
		4.1.15. Cash flows provided by continuing operations	62
		5. Sector performance - Our structure	91
		10. Corporate governance - Corporate governance of the Philips group	142
		Note 7 Discontinued operations and other assets classified as held for sale	180
		Note 9 Acquisitions and divestments	182
		Note 36 Subsequent events	213
		16.5. Philips’ acquisitions	265
		16.7. Investor contact - How to reach us	266

	B Business Overview	Introduction - Third-party market share data	5
		4.1. Financial performance- from 4.1.1 to 4.1.2 and from 4.1.4 to 4.1.14	50
		4.1.24. Supply management	70
		4.2.11. Conflict minerals: issues further down the chain	80
		5. Sector performance - Our structure	91
		5.1.2. About Philips Healthcare	94
		5.1.4. 2013 financial performance	96
		5.2.2. About Philips Consumer Lifestyle	100
		5.2.4. 2013 financial performance	101
		5.3.2. About Philips Lighting	106
		5.3.4. 2013 financial performance	107
		5.4.1. About Innovation, Group & Services	111
		5.4.2. 2013 financial performance	114
		6.1. Our approach to risk management and business control	116
		6.4. Operational risks - Third paragraph	121
		Note 36 Subsequent events	213
		13.2.2. Supplier indicators -Issues further down the chain	228
		17. Definitions and abbreviations	274

	C Organizational structure	5. Sector performance - Our structure	91
		Note 2 Information by sector and main country	171
		Note 6 Interests in entities	179
		18.4. Exhibit 8 List of subsidiaries	281

10      Annual Report 2013

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
	D Property, plant and equipment	Note 2 Information by sector and main country	171
		Note 10 Property, plant and equipment	184
		Note 21 Provisions	192
		Note 25 Contractual obligations	194
		Note 26 Contingent assets and liabilities -Environmental remediation	195
4A	Unresolved staff comments	Not applicable
5	Operating and financial review and prospects
	A Operating results	Use of non-GAAP information	7
		4.1. Financial performance - Management summary	50
		4.1. Financial performance - from 4.1.1 to 4.1.2 and from 4.1.4 to 4.1.14	50
		5.1.2. About Philips Healthcare - Regulatory requirements	94
		5.1.4. 2013 financial performance	96
		5.2.2. About Philips Consumer Lifestyle - Regulatory requirements	100
		5.2.4. 2013 financial performance	101
		5.3.2. About Philips Lighting - Regulatory requirements	106
		5.3.4. 2013 financial performance	107
		5.4.2. 2013 financial performance	114
		4.6. Critical accounting policies	87
		Note 4 Financial income and expenses	175
		Note 7 Discontinued operations and other assets classified as held for sale	180
		Note 9 Acquisitions and divestments	182
		Note 11 Goodwill	185
		Note 12 Intangible assets excluding goodwill	186
		Note 35 Details of treasury / other financial risks	210
		6.3. Strategic risks	120
		6.5. Compliance risks	123
		6.6. Financial risks	125
		14. Reconciliation of non-GAAP information	251

	B Liquidity and capital resources	4.1. Financial performance - from 4.1.15 to 4.1.23	50
		Note 20 Long-term debt and short-term debt	191
		Note 25 Contractual obligations	194
		Note 19 Equity	189
		Note 35 Details of treasury / other financial risks	210

	C Research and development, patents and licenses, etc.	4.1.4. Research and development	55
		5.4.1. About Innovation, Group & Services	111

	D Trend information	4.5. Outlook	87

	E Off-balance sheet arrangements	4.1.23. Cash obligations	69
		Note 25 Contractual obligations	194
		Note 26 Contingent assets and liabilities	195
		Note 35 Details of treasury / other financial risks	210

	F Tabular disclosure of contractual obligations	4.1.23. Cash obligations	69
		Note 25 Contractual obligations	194

	G Safe Harbor	Forward-looking statements	6
6	Directors, senior management and employees

	A Directors and senior management	7. Management	127
		8. Supervisory Board	129

Annual Report 2013      11

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
		10.1. Board of Management - Introduction	142
		10.1. Board of Management - (Term of) Appointment and conflicts of interest	142
		10.2. Supervisory Board - (Term of) Appointment, individual data and conflicts of interests	144

	B Compensation	Note 30 Post-employment benefits	197
		Note 31 Share-based compensation	200
		Note 33 Information on remuneration	204
		9.2. Report of the Remuneration Committee	135

	C Board practices	7. Management	127
		8. Supervisory Board	129
		9. Supervisory Board report	131
		10.1. Board of Management	142
		10.2. Supervisory Board	144
		10.4. Logistics of the General Meeting of Shareholders and provision of information - Internal controls and disclosure policies	147
		10.4. Logistics of the General Meeting of Shareholders and provision of information - Auditor information	147

	D Employees	4.2.4. Employment	73
		Note 3 Income from operations - Employees	174

	E Share ownership	10.1. Board of Management- Amount and composition of the remuneration of the Board of Management	142
		Note 20 Long-term debt and short-term debt - Short-term debt	191
		Note 19 Equity	189
		Note 31 Share-based compensation	200
		Note 33 Information on remuneration	204
7	Major shareholders and related party transactions

	A Major shareholders	10.5. Investor Relations - Major shareholders and other information for shareholders	149
		10.6. Additional information- Major shareholders as filed with SEC	149

	B Related party transactions	10.1. Board of Management	142
		Note 6 Interests in entities	179
		Note 32 Related-party transactions	204
		Note 36 Subsequent events	213

	C Interests of experts and counsel	Not applicable
8	Financial information

	A Consolidated statements and other financial information	11. Group financial statements	154
		16.1. Key financials and dividend policy - Dividend policy	257

	B Significant changes	Note 36 Subsequent events	213
9	The offer and listing

	A Offer and listing details	10.4. Logistics of the General Meeting of Shareholders and provision of information - Preference shares and the Stichting Preferente Aandelen Philips	147
		10.5. Investor Relations - Major shareholders and other information for shareholders	149
		10.6. Additional information	149
		Note 19 Equity	189
		16.4. Performance in relation to market indices	262

12      Annual Report 2013

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
	B Plan of distribution	Not applicable

	C Markets	16.4. Performance in relation to market indices	262

	D Selling shareholders	Not applicable

	E Dilution	Not applicable

	F Expense of the issue	Not applicable
10	Additional information

	A Share capital	Not applicable

	B Memorandum and articles of association	10.1. Board of Management - (Term of) Appointment and conflicts of interest	142
		10.2. Supervisory Board - (Term of) Appointment, individual data and conflicts of interest	144
		10.3. General Meeting of Shareholders - Main powers of the General Meeting of Shareholders	146
		10.6. Additional information	149
		18.1. Index of exhibits Exhibit 1	277
		10.4. Logistics of the General Meeting of Shareholders and provision of information	147

	C Material contracts	9.2.2. Contracts	135
		18.3. Exhibits - Exhibit 4 (a), (b) and (c)	280

	D Exchange controls	10.6. Additional information- Exchange controls	149

	E Taxation	16.8. Taxation	268

	F Dividends and paying agents	Not applicable

	G Statements by experts	Not applicable

	H Documents on display	Introduction - Documents on display	5

	I Subsidiary information	Not applicable
11	Quantitative and qualitative disclosure about market risk

	A Quantitative information about market risk	Note 35 Details of treasury / other financial risks	210

	B Qualitative information about market risk	Note 35 Details of treasury / other financial risks	210

	C Interim periods	Not applicable

	D Safe harbor	Note 35 Details of treasury / other financial risks Forward-looking statements	210 6

	E Small business issuers	Not applicable
12	Description of securities other than equity securities

	A Debt securities	Not applicable

Annual Report 2013      13

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page

	B Warranty and rights	Not applicable

	C Other securities	Not applicable

	D American depository shares	16.9. New York Registry Shares	272

Part 2
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures

	A Disclosure controls and procedures	11.1.1. Disclosure controls and procedures	154

	B Management annual report on internal control over financial reporting	11.1. Management’s report on internal control	154

	C Attestation report of the registered public accounting firm	11.3. Auditor’s report on internal control over financial reporting	155

	D Changes in internal control over financial reporting	11.1.2. Changes in internal control over financial reporting	154
16A	Audit Committee Financial Expert	10.2. Supervisory Board - The Audit Committee	144
16B	Code of Ethics	6.1. Our approach to risk management and business control - Financial Code of Ethics	116
16C	Principal Accountant Fees and Services	9.3. Report of the Audit Committee	140
		10.4. Logistics of the General Meeting of Shareholders and provision of information - Auditor policy	147

		Note 3 Income from operations - Audit fees	174
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Note 19 Equity - Treasury shares	189
		10.3. General Meeting of Shareholders - Repurchase and issue of (rights to) own shares	146
		16.2. Share information - Share repurchase programs for capital reduction purposes	259
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	9. Supervisory Board report	131
		10. Corporate governance	142
Part 3
17	Financial statements	Not applicable
18	Financial statements	11. Group financial statements	154
19	Exhibits	18.1. Index of exhibits	277

14      Annual Report 2013

Performance highlights

Performance highlights

Prior-period financial statements and related information have been restated for the treatment of Audio, Video, Multimedia and Accessories as discontinued operations (see note 7, Discontinued operations and other assets classified as held for sale) and the adoption of IAS 19R, which mainly relates to accounting for pensions (see note 30, Post-employment benefits). For a reconciliation to the most directly comparable GAAP measures, see Reconciliation of non-GAAP information.

Financial table

all amounts in millions of euros unless otherwise stated

	2011	2012	2013
Sales	20,992	23,457	23,329

Adjusted IFO	1,435	1,106	2,451
as a % of sales	6.8	4.7	10.5

IFO	(479)	648	1,991
as a % of sales	(2.3)	2.8	8.5

Net income (loss)	(1,456)	(30)	1,172

Net income attributable to shareholders per common share in euro:
- basic	(1.53)	(0.04)	1.28
- diluted	(1.53)	(0.04)	1.27

Net operating capital	10,382	9,316	10,238

Free cash flows	(97)	1,627	172

Shareholders’ equity	12,328	11,151	11,214

Employees at December 31	125,240	118,087	116,681
of which discontinued operations	5,645	2,005	1,992

1)	Mid-term financial targets
2)	Including restructuring and acquisitions
3)	Excluding Mergers & Acquisitions impact
4)	Based on the results of 60 “pulse surveys” as there was no full-scope Employee Engagement Survey in 2012
5)	For a definition of of mature and growth geographies, see chapter 17, Definitions and abbreviations, of this report
6)	As measured by Interbrand

Financial performance 2013

	Target1)	Actual
CAGR 2012 - 2013%	4-6%	4.5%
Adjusted IFO as % of sales2)	10-12%	10.5%
ROIC %3)	12-14%	15.3%

Annual Report 2013      15

Performance highlights

Performance

in millions of euros

	Group			Healthcare			Consumer Lifestyle			Lighting
	2012	2013		2012	2013		2012	2013		2012	2013
Sales	23,457	23,329	1%	9,983	9,575	4%	4,139	4,605	7%	8,442	8,413	0%
Green product sales	10,981	11,815	8%	3,610	3,690	2%	1,619	2,270	40%	5,572	5,855	2%
Sales in mature geographies5)	15,407	14,825	4%	7,615	7,154	6%	2,365	2,418	2%	5,010	4,758	5%
Sales in growth geographies5)	8,050	8,504	6%	2,368	2,421	2%	1,954	2,187	12%	3,432	3,655	6%
Adjusted IFO	1,106	2,451	122%	1,226	1,512	23%	456	483	6%	128	695	443%
Net operating capital	9,316	10,238	10%	7,976	7,437	7%	1,205	1,261	5%	4,635	4,462	4%

16      Annual Report 2013

Message from the CEO

Message from the CEO

“Our Accelerate! initiatives helped us to achieve our mid-term 2013 targets. We are implementing the Philips Business System across the company to improve customer focus and operational excellence, and drive our businesses systematically to global leadership performance. With our mission to deliver meaningful innovation to make the world healthier and more sustainable, we are well positioned to improve our growth rate.” Frans van Houten, CEO

Dear stakeholder,

In 2013 we passed a major milestone on our Accelerate! transformation journey to unlock Philips’ full potential. Despite economic headwinds, especially in Europe and the United States, our Accelerate! initiatives helped us to achieve our mid-term 2013 targets. I am delighted with this result, as it underlines yet again that Philips is, above all, a case of self-help.

Accelerate! is helping us get closer to our customers, as illustrated by our landmark alliance with Georgia Regents Medical Center. And the transformation of our value chains is speeding up the introduction of locally relevant innovations in key markets around the world. Innovations like our EPIQ ultrasound imaging system, our Smart Air Purifier and Airfryer home appliances, and our energy-efficient CityTouch lighting management system.

Annual Report 2013      17

Message from the CEO

We are also seeing the steady development of a growth and performance culture characterized by strong employee engagement, teamwork, the drive for operational excellence and accountability for results. This is making us more agile, entrepreneurial and innovative.

Financial performance

The economic environment in 2013 was challenging. Full-year sales declined by 1% in nominal terms, but increased by 3% on a comparable basis. Closing the year with strong 7% top-line growth in the fourth quarter, we delivered a compound annual growth rate for comparable sales over the period 2012-2013 of 4.5%, compared to our target of 4-6%. In regional terms, our growth geographies delivered 11% comparable sales growth in 2013 and now make up 36% of total sales.

Profitability improved significantly on the back of increased gross margins and productivity gains from our Accelerate! program. This resulted in a reported Adjusted IFO of 10.5%, within the target bandwidth of 10-12%. And our return on invested capital was 15.3%, above the targeted range of 12-14%.

Our Healthcare business increased operational earnings despite a virtually flat top line. With the issues surrounding health care reform in the US and budget constraints in key markets, we are increasingly focusing on becoming the technology solutions partner of choice to major hospitals as a way to unlock new growth. Reflecting the success of its innovative propositions for personal health and well-being, Consumer Lifestyle posted strong growth and good earnings, while Lighting recorded higher sales, driven by a 38% increase in LED-based sales, and improved operational earnings.

In 2013 we also completed the execution of our EUR 2 billion share buy-back program, thereby improving the efficiency of our balance sheet, and announced a new EUR 1.5 billion program to be concluded over the next 2-3 years. By the end of 2013 we had completed 7% of this new program.

Other 2013 highlights

In 2013 we rose to # 40 on Interbrand’s annual ranking of the top-100 global brands, with our brand value increasing by 8% to close to USD 10 billion. And in November we unveiled our new brand positioning and brand line – “innovation and you” – and our redesigned shield, which enjoyed an enthusiastic reception from customers, employees and other stakeholders.

In 2014 we celebrate 100 years of Philips Research, and over the past year we underlined our commitment to innovation by investing EUR 1.7 billion in research and development. We filed over 1,500 patent applications in 2013. Other innovation highlights included the increasing adoption of our Digital Pathology solution and the development of the 200 lm/W TLED prototype to replace fluorescent tube lighting.

We also continued to deliver on our EcoVision sustainability commitments in 2013, improving the lives of 1.8 billion people around the globe and hitting our Green Product sales target of 50% of total sales two years ahead of schedule. In Buenos Aires we were awarded the order to renovate most of the city’s 125,000 street lights with our CityTouch system, and in Dubai we were selected to transform over 260 Municipality buildings with intelligent LED solutions – both projects reducing energy consumption by some 50%. Our efforts to create a healthier and more sustainable world received recognition in the form of a rise to 23rd place in Interbrand’s ranking of the top 50 Best Global Green Brands, as well as a top rating from the Carbon Disclosure Project.

Of course, no year is entirely free of disappointment, and in 2013 we had to contend with the termination of the deal with Funai for our Audio, Video, Multimedia and Accessories business. We also faced compliance issues relating to our General Business Principles, which we are refining and strengthening.

Looking ahead – our Path to Value by 2016

Philips is a diversified technology company with a portfolio of some 40 businesses across various strategic domains. Over half of these businesses hold global leadership positions. Our portfolio is underpinned by strong assets: deep market insights; world-class innovation capabilities – technology, know-how and strong IP positions; our global footprint; our talented, engaged people; and the Philips brand.

The significant changes we have made to our portfolio in recent years have created a better growth platform with higher profit potential. And with the transformation of our business model architecture, we are increasingly becoming a technology solutions partner, with recurring revenue streams accounting for over 25% of sales.

Meeting the needs of a changing world

In light of the mega-trends and challenges the world is facing, we are confident in our chosen strategic direction. With its focus on health and sustainability, our

18      Annual Report 2013

Message from the CEO

vision to improve the lives of 3 billion people a year by 2025 helps to differentiate us from the competition, have a closer relationship with our customers, create IP and ultimately create more value.

We see the shift from a linear to a circular economy as a further opportunity to create value. In a linear economy, products are used briefly and then discarded as waste. In a circular economy, products are designed so they become part of a value network where re-use and refurbishment ensure continuous re-exploitation of resources.

We are redesigning our products in order to capture their residual value. And we are shifting from transactions to relationships via service and solution business models. A good example is the 10-year performance contract we were awarded to install, monitor and maintain 13,000 connected lighting fixtures and energy management controls for parking garages in Washington, DC. Because we are ensuring light levels and delivering the solutions as a service that is paid for by the energy savings, Washington gets brighter, safer LED lighting for its garages with none of the up-front cost, thereby removing one of the main barriers to the adoption of energy-efficient technology.

Driving productivity improvement

Over the coming years we will continue to drive operational excellence and invest in innovation and sales development. We will also continue to focus on improving profitability, e.g. by further reducing overhead costs and driving value engineering through our Design for Excellence (DfX) program. Altogether we see significant potential to improve productivity over the next few years. We also have scope for value-creating bolt-on acquisitions, but will remain prudent with our capital allocation. Most of our growth opportunities are organic.

In 2014 we will roll out a new IT landscape to make Philips a truly real-time company, and we will further embed the Philips Business System (PBS). The PBS is the way we run our company to ensure business success is repeatable. This year will also see our new brand positioning being activated across the globe.

New growth initiatives

I am pleased to say that Philips has multiple new growth opportunities in the making. Within our Healthcare sector we have established the Healthcare Informatics Solutions & Services business group, which is focusing on a digital connected healthcare delivery platform, advanced informatics and big data analytics, and world-class integration and consulting services. At Consumer Lifestyle we have a new business initiative on Personal Health. And in our Innovation, Group & Services sector we have several highly promising start-ups, although it will be a few years before they are margin-accretive because of the necessary investments. Examples of these exciting new business areas include point-of-care diagnostics as well as horticultural and city farming technology.

Confident in the future

While remaining cautious about the short-term macro- economic outlook, we are committed to delivering on our 2016 financial performance targets. As a sign of our confidence in Philips’ future, we are proposing to the upcoming General Meeting of Shareholders to increase this year’s dividend to EUR 0.80 per common share, in cash or stock.

On behalf of my colleagues on the Executive Committee, I wish to thank all our employees for embracing Accelerate!, helping to build a great company fit for the demands of the 21st century, and delivering innovations that matter to people the world over. And I would like to thank our customers, shareholders and other stakeholders, for their continued trust and support.

Frans van Houten,

Chief Executive Officer

Annual Report 2013      19

Accelerate!

In 2011 we embarked upon our Accelerate! journey of change and performance improvement. Ultimately, Accelerate! is all about delivering meaningful innovation to our customers in local markets – and doing so faster and better than the competition.

1. Our transformation

Driving change and improvement

Now in its third year, Accelerate! is making Philips a more agile and entrepreneurial innovator. The program, which is set to run through 2017, is made up of five streams designed to:

Annual Report 2013      21

2. Business Impact

Accelerated! in action

22      Annual Report 2013

Culture change driving improvement

The renewal of our company culture continued to pay further dividends in 2013, with our engaged employees driving performance improvement across the organization.

Read more on page 27

PHILIPS

Increasing our cost productivity

As we move toward a single value-added layer above our business and market organizations, we are on track to deliver gross overhead and indirect cost savings of € 1.5 billion by 2015.

Read more on page 29

Annual Report 2013      23

With the help of patient advisors like Alice Reece, Philips and Georgia Regents Medical Center are working to redefine patient and family care.

“When I think about the future of healthcare we have to re-think everything: every square foot, every person, every dollar, every resource. And that forces real dynamic change in a way that this industry hasn’t seen in years.”

David Hefner

Executive Vice President

Georgia Regents Medical Center

“Providing care requires us to be innovative, requires us to think differently. The partnership that we now have with Philips really stresses a better outcome for our patients.”

Dr Ricardo Azziz

CEO

Georgia Regents Health System

24      Annual Report 2013

Around the world, we are working together with our partners and customers to optimize every step in the value chain. This end-to-end approach is enabling us to innovate and execute faster and more efficiently.

Driving growth in oral healthcare

In Germany, we are building on our professional recommendation strategy and driving conversion of manual toothbrush users to electric tooth brushing through innovation leadership, portfolio expansion and distribution via new channels. This end-to-end approach resulted in a market share improvement of over 7%.

With only a third of German households owning a rechargeable toothbrush, there is a significant opportunity to expand our leadership in the sonic toothbrush segment. Taking an end-to-end perspective, we identified three key drivers for expansion: driving and communicating innovation leadership with superior propositions; creating a Philips Sonicare proposition at a price-point accessible for a broader audience; and making that proposition available to consumers in channels like drugstores and hypermarkets.

Philips Sonicare is already leading in the German market, with consumers responding to superior propositions like Flexcare Platinum and DiamondClean. In 2013, our leadership position was further supported through celebrity endorsement, which is driving awareness and conversion.

To present current manual toothbrush users with more alternatives from Philips Sonicare, driving growth in the mid-segment, we created a more accessibly priced proposition, the Philips Sonicare PowerUp. This product features similar brushing movements to manual and is gentle and effective. Research showed that over 90% of consumers surveyed preferred the Sonicare PowerUp over their manual toothbrush.

The majority of electric toothbrushes and replacement brush heads are sold in drugstores and hypermarkets. To leverage this opportunity, Sonicare PowerUp launched in DM and Budni drugstores, as well as Kaufland and Marktkauf hypermarkets, adding 2,000 stores to our distribution. We optimized our supply chain to work with these partners, designing bespoke packaging, significantly reducing time-to-market and improving transparency.

In less than a year our end-to-end strategy resulted in strong market share gains and double-digit growth in brush head sales. Consumer satisfaction increased, with patients advised by their dentist to switch to electric brushing conveniently able to purchase a Philips Sonicare and replacement brush heads at their local drugstore.

Annual Report 2013      25

LED façade lighting faster to market

Through our end-to-end transformation program, we have identified and driven improvements along the entire LED value chain in China. This has resulted in a broad range of competitively priced façade lighting solutions for the mid-tier market segment in China, with a 40% reduction in time-to-market for new product introductions and a significant increase in on-time delivery.

In 2012, market intelligence showed that we were missing out on the LED façade lighting segment in China – a segment predicted to reach € 520 million by 2015, 70% of which will be taken by mid-range solutions. The problem was that in China we only offered top-range LED façade solutions. Clearly, something had to be done.

An end-to-end transformation program was immediately initiated, and a cross-functional team representing both the business and our market organization was assembled to address all opportunities along the value chain. The team took ownership of the common goal to achieve ambitious cost targets. It invested in market research and started with market sizing and customer segmentation, before developing imaginative strategies for product positioning, go-to-market and time-to-market. From the outset, everyone knew that the new product line had to be conceived, developed and fine-tuned extremely quickly.

The result was a new range of competitive LED façade lighting solutions specially designed for the mid-range market in China. And all in just under 28 weeks – a massive reduction compared to the 12 months it previously took to bring a new product line to market. Another benefit of this end-to-end collaboration is that achievement of the delivery time target of 25 days has increased from 43% to 66%, with a further rise to 95% expected by 2015.

26      Annual Report 2013

In 2013 we continued to drive structural change through our multi-year transformation program Accelerate! We are seeing the steady emergence of a growth and performance culture that is making us more agile, entrepreneurial and innovative.

With our Accelerate! behaviors – Eager to win, Take ownership and Team up to excel – firmly embedded in the organization, we are rolling out a wide range of initiatives designed to harness the talents, viewpoints and experience of our employees and so build a winning culture. A culture anchored by our General Business Principles.

Transformation and change

To date, over 1,350 of our leading executives have taken part in our Accelerate! Leadership Program (ALP). This immersive program is designed to strengthen our leaders’ transformational capabilities so they can drive change in the organization. Complementing the ALP, the Accelerate! Team Performance (ATP) is a transformational session designed to reinforce behaviors that enhance team effectiveness. By year-end, more than 200 teams and 3,650 participants had been through the program, which also touched more than 2,000 employees via viral events.

The transformation drive is being embraced across the organization. In Healthcare, to name just one example, a group of over 160 employee advocates or “Culture Champions” is now in place, role-modeling and instilling the new culture from the middle of the organization outwards. They are providing invaluable insights and helping to drive changes in day-to-day activities and behaviors.

Capability building

ALP and ATP are also an integral part of our capability-building efforts. In 2013 we took the next steps in becoming a learning organization by completing the organizational design of Philips University. This involved a fundamental shift to align our learning activities with the organizational development priorities we have set to enable us to deliver on our business strategy. New flagship learning programs will be introduced early in 2014, and a move to one single learning management system is scheduled for the second half of the year.

Employee engagement

In October 2013 we launched our renewed bi-annual Employee Engagement Survey (EES), emphasizing the dimensions of employee behavior that affect performance, including change agility, alignment, and engagement. The overall engagement index shows a positive score of 75% – 3 percentage points above the chosen global external high-performance benchmark.

Annual Report 2013      27

Bringing our brand to life

Reflecting this culture of engagement, our employees also play a crucial role as ambassadors of our brand. In May 2013 our Employee Brand Jam focused on engaging employees around our new brand promise. They were asked to share, via a dedicated dashboard, their stories about how Philips delivers innovation to them. This campaign won a European Excellence Award in the Internal Communications category.

In the lead-up to brand launch day, 13 November, we invited the world to uncover our redesigned shield through a mosaic launched via social media. Over 14,000 individuals took part in the 48 hours ahead of the reveal. On the day itself, over 60 sites around the world hosted simultaneous events linked to a live feed of the unveiling at our head office in Amsterdam. In this way, a highly engaged workforce was brought together to celebrate a landmark event in the history of the company.

Diversity and inclusion

Having an inclusive culture where differences are honored, respected and encouraged and a diverse workforce that mirrors the markets we’re active in, enables us to deliver innovation that matters to our customers and consumers and thus to create value for Philips and its stakeholders. Our new Diversity & Inclusion Policy defines our global standards and the role all employees need to play to create a diverse and inclusive workplace.

28      Annual Report 2013

In 2011, Philips embarked on a comprehensive program to significantly increase the efficiency of its overhead structure: those activities which take place mainly above the level of operational businesses and market organizations. Since then, real progress has been made – with more work to be done over the coming years.

The Accelerate! productivity program looked first to benchmarks – to what was currently industry best-in-class – and subsequently leveraged this insight to re-engineer the company’s overhead activities such as IT, Finance, Human Resources and Real Estate. The objective was to deliver improved service levels to internal customers in a faster, simpler, easier-to-experience way – at lower cost.

The focus of the program was on the operating model – how the function was set up to deliver its services. These ‘smarter functions’ looked to pool services into Centers of Expertise which then provide high-quality, 24/7 support to a wide range of businesses and geographies from a single hub. Equally impactful was the increased use of ‘output-based delivery’, swapping contract workers brought into Philips to support initiatives for clear output-based contracts with the 3rd-party suppliers. Last, but by no means least, was the reduction in managerial layers and subsequent increase in span of control of individual managers; this has led to less bureaucracy and faster decision making across the company.

Finance is a good example. Traditionally, finance professionals were spread widely across Philips, each supporting business management in everything from basic bookkeeping to analysis of upcoming Asian competition. As of 2013, we have re-engineered the operating model of our Finance activity, pooling knowledge into efficient, dedicated Centers of Expertise – one focused on fundamental bookkeeping and internal control, another on financial planning and analysis of business performance, yet another on expert company-wide advice on specific topics ranging from foreign exchange to pensions. This has led to a simpler, leaner, more effective operating model which, critically, is able to deliver faster, better services to its internal customers. Similar transformations in the other functions – and indeed more broadly in business management – have, collectively, allowed us to substantially improve the efficiency and effectiveness of our overhead structure and – in the process – report a gross cost reduction of over EUR 1 billion through the end of 2013.

Annual Report 2013      29

3. Fast facts

Our 2013 results

30      Annual Report 2013

4. Next phase

The journey continues

First milestone passed

Accelerate! is working and driving our transformation. We are pleased to have achieved the first major milestone on our Accelerate! journey – our mid-term 2013 financial targets. However, we still have a way to go before we have delivered Philips’ full potential.

New targets on Path to Value

That’s why we have set ourselves challenging new targets, to be realized by the end of 2016. These indicate the value we create, as measured by sales growth, profitability and our use of capital:

Annual Report 2013      31

Building a great company

We have what it takes to be a great company, fit for the demands of the 21st century – a compelling mission and vision, a clearly defined strategic direction, and, increasingly, a culture of high performance.

1. Our rich heritage

A born innovator

Philips was founded in Eindhoven, Netherlands, in 1891 by Frederik and Gerard Philips – later joined by Gerard’s brother Anton – to “manufacture incandescent lamps and other electrical products”. For the 120-plus years since then, we have been improving people’s lives with a steady flow of ground-breaking innovations.

Today, we are building upon this rich heritage as we touch billions of lives each year with our innovative healthcare and lighting solutions and our personal health and well-being products.

2. Our vision

What we aspire to

At Philips, we strive to make the world healthier and more sustainable through innovation.

Our goal is to improve the lives of 3 billion people a year by 2025.

We will be the best place to work for people who share our passion.

Together we will deliver superior value for our customers and shareholders.

Annual Report 2013      33

3. Market opportunities

Responding to global challenges

With our understanding of many of the longer-term challenges our world faces, we see major opportunities to apply our innovative competencies and create value for our stakeholders.

34      Annual Report 2013

We see increased focus on personal well-being

Well-being of people around the world

62%

Only 62% of people around the globe rate their current state of health and well-being as “goodâ€ or “very goodâ€.

We see rising demand for energy-efficient solutions

The world’s electricity consumption

19%

Lighting

Average saving we can make by switching to energy-efficient lighting solutions

40%

Through some 40 businesses we apply our **deep knowledge of customers, outstanding innovation capabilities, strong brand, global footprint** and **talented and engaged people** – often in value-adding partnerships – to provide solutions that address these needs and challenges and make the world healthier and more sustainable.

4. Our business system

Ensuring success is repeatable

The Philips Business System is the way we run our company to deliver on our mission and vision. It is designed to ensure that success is repeatable, i.e. that we create value for our stakeholders time after time.

Group Strategy: We manage our portfolio with clearly defined strategies and allocate resources to maximize value creation.

CAPs: We strengthen and leverage our core Capabilities, Assets and Positions as they create differential value: deep customer insight, technology innovation, our brand, global footprint, and our people.

Excellence: We are a learning organization that applies common operating principles to deliver Philips Excellence.

Path to Value: We define and execute business plans that deliver sustainable results along a credible Path to Value.

5. Our people

Engaged employees crucial for success

We need all our people collaborating effectively – in a diverse and inclusive environment, where they can grow and fulfill their ambitions. Engagement supports our culture of growth and performance improvement, reinforcing our goal of being the best place to work for people who share our passion.

36      Annual Report 2013

Global presence

Find out more about the scale and location of our activities throughout the world.

Annual Report 2013      37

Delivering innovation that matters to you

At Philips, our mission is to improve people's lives through meaningful innovation. In 2013 we reaffirmed our long-standing commitment to this goal with the launch of our new brand promise.

1. Knowing our customers

Who do we mean by ‘you’?

Philips delivers innovation that matters to you.

But just who is ‘you’? And what matters to you? To get ever closer to our customers, these are questions we ask every day.

With our global presence – we have customer-facing staff in over 100 countries – and our trusted brand, we are uniquely placed to capture local customer insights.

By understanding the challenges local people face – whether they be a hospital director, a city planner, a doctor or a consumer – we ensure that their actual needs and aspirations drive our innovation efforts. So we can deliver what really matters to them.

Annual Report 2013      39

2. Understanding people’s needs

What matters to you?

40      Annual Report 2013

Annual Report 2013      41

42      Annual Report 2013

Ralph and Helen McCurdy, a loving husband and wife who can live together at home and receive high-quality health care, thanks to an innovative and efficient telemedicine program from Philips and Banner Health.

“Without communication, Ralph and I could have never survived the 64 years. To be able to talk to a doctor on a video and we don’t have to wait two or three days for a doctor appointment, it’s fabulous.”

Helen McCurdy

This is the future. It’s really an amazing model of care that doesn’t exist anywhere else… yet. When I have a team of people, augmented by a lot of Philips technology, I can catch things earlier, treat things earlier, and intervene in a way that allows me to accomplish what I set out to do as a geriatrician, and ultimately to do some good in these patient’s lives.”

Edward Perrin, MD

Geriatric Care Specialist & Medical Director

Banner Hospice

Annual Report 2013      43

The Philips Airfryer lets Dable Kwan prepare spring rolls and other delicious fried foods with much less oil. Who knew innovation could be so good for you, and taste so good too?

“My name is Dable and I live in Hong Kong. I’m a housewife and I love to cook. I really started to cook seriously about 10 years ago.

My husband loves fried food. Back then I would tell him, ‘No, there’s too much oil and grease, and it’s not good for your health.’ But since getting the Philips Airfryer, ah, what a happy man.”

“It really makes cooking much easier, much healthier, and much more fun. Now, I’m using less oil, less salt, less everything else. We just had our check-ups and our cholesterol, blood sugar and everything else are at very healthy levels.”

44      Annual Report 2013

The port of Da Nang has grown in prosperity since Philips LEDs began lighting up the Dragon Bridge. See how the lives of fisherman Le Van Khe and his daughter Le Thi Vinh are improving.

“The lights make the structure more vibrant and interesting for people who come to marvel at it… The bridge has been central to our overall growth. This year we’re hoping to receive around 3 million tourists.”

Tran Chi Cuong

Deputy Director

Danang Department of Culture, Sports and Tourism

“I have my own sugarcane juice cart near the Dragon Bridge. When the bridge opened I saw a lot of tourists arrive and figured that selling sugarcane to them would be better than working at the factory. My father is very happy that I no longer have to struggle working at the factory.

On a Saturday and Sunday it’s so much fun to see the show. The bridge is very important to my family and me. My life lit up because the bridge lit up. It has changed our lives for the better.”

Le Thi Vinh

Annual Report 2013      45

3. Behind the scenes

How we innovate for you

Armed with deep insights into local customer needs, we then bring together our R&D and design expertise and our local business-creation capabilities to address these needs.

The locally relevant solutions we develop – often in collaboration with our customers – do not always involve ‘new technology’. Instead, they may mean a new application or a unique customer proposition brought about by an innovative partnership.

Discover overleaf how we applied our innovation and design capability to help women breastfeed for longer.

46      Annual Report 2013

Almost 25% of mothers stop breastfeeding within the first three months because it becomes too painful. A further 40% stop because of a decreased milk supply. Discover how the Philips AVENT Natural range addresses these problems.

Using a breast pump to express milk can make it easier for mothers to continue breastfeeding. People researchers at Philips discovered that moms thought pumps were too cold and mechanical, and forced them to lean forward to make sure the milk flows down into the bottle.

Around the same time, a clinical study by Philips confirmed that comfort is physiologically essential to helping mothers produce lots of milk. Pain, stress or discomfort hampers the release of oxytocin, the hormone responsible for triggering milk production.

Philips AVENT Comfort breast pump

Therefore we took comfort as the starting point of the design and reshaped the pump to make it possible for moms to sit back in a more relaxing position to express milk. Using ultrasound and MRI scanners, we studied how babies actually suckle. To mimic that, we added five oval petals that gently massage the areas around the nipple to stimulate more milk. We changed the texture of the cushioned silicone funnel that cups the breast, giving it a silky feel that is warm and gentle against the skin.

Philips AVENT Natural bottle

We used the same insights to create a new baby bottle, designed to tackle two things: teat acceptance (also known as ‘latch on’) and colic. When babies suckle at the breast, they cause the nipple to elongate in a rhythmic way, so we created a teat to stretch in the same way. To create a more natural breast-like shape, the designers made the teat much wider at the base. And to prevent babies swallowing too much air when they are feeding, we added an ‘anti-colic’ twin-valve system that allows air to vent into the bottle rather than the baby’s stomach.

Both the bottle and the breast pump have received several awards for outstanding design.

Annual Report 2013      47

Lives improved

We take a two-dimensional approach –social and ecological – to improving people’s lives. Products and solutions that directly support the curative (care) or preventive (well-being) side of people’s health, determine the contribution to the social dimension.

The contribution to the ecological dimension is determined by means of our Green product portfolio, such as our energy-efficient lighting. For additional information, please visit www.philips.com/sustainability.

48      Annual Report 2013

4 Group performance  4 - 4

4 Group performance

“2013 was a significant step forward on our Path to Value. Despite stronger headwinds than initially anticipated, we succeeded in achieving our mid-term 2013 financial targets. We delivered a compound annual growth rate for comparable sales over the period 2012-2013 of 4.5%, compared to our target of 4-6%. We achieved a reported Adjusted IFO of 10.5% of sales, within our target bandwidth of 10-12%. And our return on invested capital reached 15.3% at year-end, above the targeted range of 12-14%.”

Ron Wirahadiraksa, CFO

Annual Report 2013      49

4 Group performance 4.1 - 4.1

4.1 Financial performance

Prior-period financial statements have been restated for the treatment of Audio, Video, Multimedia and Accessories as discontinued operations (see note 7, Discontinued operations and other assets classified as held for sale) and the adoption of IAS 19R, which mainly relates to accounting for pensions (see note 30, Post-employment benefits).

Management summary

Key data

in millions of euros unless otherwise stated

	2011	2012	2013
Sales	20,992	23,457	23,329
Adjusted IFO1)	1,435	1,106	2,451
as a % of sales	6.8	4.7	10.5
IFO	(479)	648	1,991
as a % of sales	(2.3)	2.8	8.5
Financial income and expenses	(331)	(329)	(330)
Income tax expense	(251)	(185)	(466)
Results of investments in associates	15	(211)	(25)

Income (loss) from continuing operations	(1,046)	(77)	1,170
Income (loss) from discontinued operations - net of income tax	(410)	47	2

Net income (loss)	(1,456)	(30)	1,172

Net income attributable to shareholders per common share in euros:
—basic	(1.53)	(0.04)	1.28
—diluted	(1.53)	(0.04)	1.27

Net operating capital (NOC)1)	10,382	9,316	10,238
Cash flows before financing activities1)	(515)	1,157	141
Employees (FTEs)	125,240	118,087	116,681
of which discontinued operations	5,645	2,005	1,992

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 14, Reconciliation of non-GAAP information, of this report

The year 2013

•

In 2013 we continued to make good progress in a challenging economic environment, particularly in the United States and Western Europe. We recorded 3% comparable sales growth (1% nominal decline), with a strong contribution from growth geographies. The profitability improved substantially, with all sectors delivering solid earnings. Net income for the year amounted to EUR 1,172 million, mainly driven by strong operational performance, including significant gross margin improvement and productivity gains coming from the Accelerate! program.

•

Sales amounted to EUR 23.3 billion, a 1% nominal decline for the year. Excluding unfavorable currency effects, comparable sales were 3% above 2012, driven by all three operating sectors. Healthcare sales grew 1%, mainly driven by Customer Services. Lighting sales were 3% above 2012, driven by Lumileds and Automotive, partly tempered by a sales decline at Consumer Luminaires. Sales at Consumer Lifestyle were 10% above 2012, with double-digit growth at Domestic Appliances and high-single-digit growth at Personal Care and Health & Wellness.

•

Our growth geographies achieved 11% comparable growth, while mature geographies declined by 1%, as a result of the overall macroeconomic developments, including the continued weakness of the Western European markets and the continued economic uncertainty in North America. In 2013, growth geographies accounted for 36% of total sales, compared to 34% in 2012.

•	IFO amounted to EUR 1,991 million, or 8.5% of sales, compared to EUR 648 million, or 2.8% of sales, in 2012. IFO improvement was seen at all sectors, but was mainly driven by Lighting and Healthcare.

•

In 2013 we generated EUR 1,138 million of cash flow from operating activities, which was EUR 944 million lower than in 2012. The decrease is mainly a result of the payment of the European Commission fine in Q1 2013, increased working capital requirements and the payout of restructuring provisions in 2013. Our cash flows before financing activities were EUR 1,016 million lower than in 2012, due to a decrease in cash flows from operating activities and proceeds from divestments, partly offset by lower outflows related to acquisitions of new businesses.

•

In 2013 we completed the execution of our EUR 2 billion share buy-back program, thereby improving the efficiency of our balance sheet, and announced a new EUR 1.5 billion program to be concluded over the next 2-3 years. By the end of the year we had completed 7% of this program.

The year 2012

•

Despite strong economic headwinds, we continued on our steady path of improvement driven by our multi-year change and performance program, Accelerate!. We recorded 6% comparable sales growth (12% nominal growth), with a strong contribution from growth geographies. Healthcare and Consumer Lifestyle delivered solid earnings,

50      Annual Report 2013

4 Group performance 4.1.1 - 4.1.1

while Lighting gained momentum in its turnaround. Net income for the year amounted to a net loss of EUR 30 million, and was impacted by substantial restructuring charges as well as the European Commission fine related to alleged violation of competition rules in the Cathode-Ray Tube (CRT) industry.

•

Sales amounted to EUR 23.5 billion, a 12% nominal increase for the year. Excluding favorable currency effects and portfolio changes, comparable sales were 6% above 2011, driven by all three operating sectors. Healthcare sales grew 6%, with solid growth in all businesses. Lighting sales were 4% above 2011, with strong growth coming from Light Sources & Electronics, mainly fueled by market demand for LED, and Automotive, partly tempered by a sales decline at Lumileds. Sales at Consumer Lifestyle were 9% above 2011, with double-digit growth at Domestic Appliances and Health & Wellness and mid-single-digit growth at Personal Care.

•

Our growth geographies achieved 13% comparable growth, while mature geographies grew by a modest 2%, as a result of the overall macroeconomic developments and the continued weakness of the Western European markets, particularly Southern Europe. In 2012, growth geographies accounted for 34% of total sales, compared to 32% in 2011.

•

IFO amounted to EUR 648 million, or 2.8% of sales, compared to a loss of EUR 479 million, or negative 2.3% of sales, in 2011. Excluding impairment charges of EUR 1,355 million in 2011, significant IFO improvement was seen at Consumer Lifestyle and Healthcare, while Lighting was impacted by charges related to restructuring activities.

•

In 2012, we completed the divestment of our Television business to TP Vision and extended our partnership in Senseo with Sara Lee. Additionally, we completed the acquisition of Indal, strengthening our position in outdoor lighting.

•

In 2012 we generated EUR 2,082 million of cash flow from operating activities, which was EUR 1,322 million higher than in 2011. The increase was largely a result of lower working capital requirements and higher cash earnings. Our cash flows before financing activities were EUR 1,672 million above the level of 2011, due to higher cash flow from operating activities, higher proceeds from divestments, and lower outflows related to acquisitions of new businesses.

4.1.1 Sales

The year 2013

The composition of sales growth in percentage terms in 2013, compared to 2012, is presented in the table below.

Sales growth composition 2013 versus 2012

in %

	comparable growth	currency effects	consolidation changes	nominal growth
Healthcare	0.8	(4.6)	(0.3)	(4.1)
Consumer Lifestyle	10.0	(3.4)	0.0	6.6
Lighting	3.2	(3.5)	0.0	(0.3)
IG&S1)	(2.0)	(0.5)	5.7	3.2

Philips Group	3.3	(3.9)	0.1	(0.5)

1)	Innovation, Group & Services

Group sales amounted to EUR 23,329 million in 2013, which represents a 1% nominal decline compared to 2012.

Adjusting for a 4% negative currency effect comparable sales were 3% above 2012. Comparable sales were up 10% at Consumer Lifestyle, while Lighting was 3% higher and Healthcare 1% higher than the previous year.

Healthcare sales amounted to EUR 9,575 million, which was EUR 408 million lower than in 2012, but 1% higher on a comparable basis. Higher comparable sales were driven by mid-single-digit growth at Customer Services, while Home Healthcare Solutions and Patient Care & Clinical Informatics recorded low-single-digit growth. This was partly offset by a mid-single-digit decline at Imaging Systems. Increases in growth geographies were tempered by a decline in North America and Western Europe.

Consumer Lifestyle reported sales of EUR 4,605 million, which was EUR 286 million higher than in 2012, or 10% higher on a comparable basis. We achieved double-digit growth at Domestic Appliances and high-single-digit growth at Health & Wellness and Personal Care.

Lighting sales amounted to EUR 8,413 million, which was EUR 29 million lower than in 2012, but 3% higher on a comparable basis. Growth was largely driven by double-digit growth at Automotive and Lumileds and low-single-digit growth at Light Sources & Electronics. This was tempered by a low-single-digit decline at Consumer Luminaires. while Professional Lighting Solutions was flat year-on-year.

Annual Report 2013      51

4 Group performance 4.1.2 - 4.1.2

IG&S reported sales of EUR 736 million, which was EUR 23 million higher than in 2012, due to higher royalty income.

The year 2012

The composition of sales growth in percentage terms in 2012, compared to 2011, is presented in the table below.

Sales growth composition 2012 versus 2011

in %

	comparable growth	currency effects	consolidation changes	nominal growth
Healthcare	6.4	6.4	0.0	12.8
Consumer Lifestyle	8.7	4.4	1.4	14.5
Lighting	3.8	4.6	2.1	10.5
IG&S	0.3	1.7	(4.4)	(2.5)

Philips Group	5.7	5.2	0.8	11.7

Group sales amounted to EUR 23,457 million in 2012, which represents 12% nominal growth compared to 2011.

Adjusting for a 5% favorable currency effect and a 1% favorable portfolio effect, comparable sales were 6% above 2011. Comparable sales were up 9% at Consumer Lifestyle, while Healthcare was 6% higher and Lighting 4% higher than the previous year.

Healthcare sales amounted to EUR 9,983 million, which was EUR 1,131 million higher than in 2011, or 6% higher on a comparable basis. High-single-digit comparable sales growth was achieved by Imaging Systems, Home Healthcare Solutions and Patient Care & Clinical Informatics, while Customer Services showed low-single-digit growth

Consumer Lifestyle reported sales of EUR 4,319 million, which was EUR 548 million higher than in 2011, or 9% higher on a comparable basis. We achieved double-digit growth at Domestic Appliances and Health & Wellness and mid-single-digit growth at Personal Care.

Lighting sales amounted to EUR 8,442 million, which was EUR 804 million higher than in 2011, or 4% higher on a comparable basis. Growth was largely driven by high-single-digit growth at Automotive and mid-single-digit growth at Light Sources & Electronics. This was tempered by low-single-digit growth at Professional Lighting Solutions and Consumer Luminaires and a sales decline at Lumileds.

IG&S reported sales of EUR 713 million, which was EUR 18 million lower than in 2011, mainly due to the divestment of Assembléon in the prior year.

4.1.2 Earnings

The year 2013

In 2013, Philips’ gross margin was EUR 9,688 million, or 41.5% of sales, compared to EUR 8,991 million, or 38.3% of sales, in 2012. Gross margin in 2013 included EUR 52 million of restructuring and acquisition-related charges, whereas 2012 included EUR 289 million of restructuring and acquisition-related charges. Higher gross margin percentages were seen in all sectors.

Selling expenses decreased from EUR 5,334 million in 2012 to EUR 5,075 million in 2013. 2013 included EUR 45 million of restructuring and acquisition-related charges, compared to EUR 184 million of restructuring charges in 2012. The year-on-year decrease was mainly attributable to lower restructuring activities and overhead reductions in our commercial organizations. In relation to sales, selling expenses decreased from 22.7% to 21.8%. Selling expenses as a percentage of sales were lower in all sectors.

General and administrative expenses amounted to EUR 949 million in 2013, compared to EUR 845 million in 2012. As a percentage of sales, costs increased from 3.6% in 2012 to 4.1%. 2013 included EUR 5 million of restructuring and acquisition related-charges, compared to EUR 31 million in 2012. The 2012 figure included a EUR 25 million past-service pension cost gain from a change in a medical retiree plan, while 2013 included a pension settlement loss of EUR 31 million.

Research and development costs decreased from EUR 1,831 million in 2012 to EUR 1,733 million in 2013. Research and development costs in 2013 included EUR 15 million of restructuring and acquisition-related charges, compared to EUR 57 million in 2012. The year-on-year decrease was largely attributable to lower restructuring charges and currency effects. As a percentage of sales, research and development costs decreased from 7.8% in 2012 to 7.4% in 2013.

The overview below shows sales, IFO and Adjusted IFO according to the 2013 sector classifications.

52      Annual Report 2013

4 Group performance 4.1.2 - 4.1.2

Sales, IFO and Adjusted IFO

in millions of euros unless otherwise stated

	sales	IFO	%	Adjusted IFO1)%
2013
Healthcare	9,575	1,315	13.7	1,512	15.8
Consumer Lifestyle	4,605	429	9.3	483	10.5
Lighting	8,413	489	5.8	695	8.3
IG&S	736	(242)	—	(239)	—

Philips Group	23,329	1,991	8.5	2,451	10.5

2012
Healthcare	9,983	1,026	10.3	1,226	12.3
Consumer Lifestyle	4,319	400	9.3	456	10.6
Lighting	8,442	(66)	(0.8)	128	1.5
IG&S	713	(712)	—	(704)	—

Philips Group	23,457	648	2.8	1,106	4.7

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 14, Reconciliation of non-GAAP information, of this report

In 2013, IFO increased by EUR 1,343 million year-on-year to EUR 1,991 million, or 8.5% of sales. 2013 included EUR 117 million of restructuring and acquisition-related charges, compared to EUR 561 million in 2012. 2013 IFO was also impacted by a net gain of EUR 47 million from a past-service pension cost gain and related settlement loss in the US, as well as a EUR 21 million gain on the sale of a business in Healthcare. 2012 IFO included a EUR 313 million impact of the European Commission fine related to the alleged violation of competition rules in the Cathode-Ray Tube (CRT) industry, EUR 132 million of provisions related to various legal matters, a net gain on EUR 197 million on the sale of assets, mainly for the Senseo and High Tech Campus transactions, and a EUR 81 million loss on the sale of industrial assets at Lighting. In addition, 2012 IFO also included a past-service cost gain of EUR 25 million related to a retiree medical plan.

Amortization and impairment of intangibles, excluding software and capitalized product development costs, amounted to EUR 432 million in 2013, compared to EUR 458 million in 2012. Additionally, goodwill impairment charges of EUR 26 million were taken in the fourth quarter of 2013 mainly as a result of reduced growth expectations at Consumer Luminaires.

Adjusted IFO improved from EUR 1,106 million, or 4.7% of sales, in 2012 to EUR 2,451 million, or 10.5% of sales, in 2013. Adjusted IFO showed a year-on-year increase at all Sectors.

Healthcare

Adjusted IFO improved from EUR 1,226 million, or 12.3% of sales, in 2012 to EUR 1,512 million, or 15.8% of sales, in 2013. Adjusted IFO improvements were realized across all businesses, due to higher sales and reduced expenses resulting from cost-saving programs. Restructuring and acquisition-related charges in 2013 were close to zero, compared to EUR 134 million in 2012. 2013 included a past-service pension cost gain of EUR 61 million and a gain on the sale of a business of EUR 21 million.

Consumer Lifestyle

Adjusted IFO improved from EUR 456 million, or 10.6% of sales, in 2012 to EUR 483 million, or 10.5% of sales, in 2013. Restructuring and acquisition-related charges amounted to EUR 14 million in 2013, compared to EUR 56 million in 2012. 2012 Adjusted IFO included a EUR 160 million gain on the Senseo transaction, while 2013 Adjusted IFO included a past-service pension cost gain of EUR 1 million.

Lighting

Adjusted IFO improved from EUR 128 million, or 1.5% of sales, in 2012 to EUR 695 million, or 8.3% of sales, in 2013. Restructuring and acquisition-related charges amounted to EUR 100 million in 2013, compared to EUR 315 million in 2012. 2012 Adjusted IFO included EUR 81 million of losses related to the sale of industrial assets, while 2013 Adjusted IFO included a past-service pension cost gain of EUR 10 million. Excluding these impacts, the increase in Adjusted IFO was mainly attributable to higher operational performance.

Innovation, Group & Services

Adjusted IFO improved from a loss of EUR 704 million in 2012 to a loss of EUR 239 million in 2013. Restructuring and acquisition-related charges amounted to EUR 3 million in 2013, compared to EUR 56 million in 2012. 2013 Adjusted IFO included a net EUR 25 million loss from a past-service pension cost gain and related settlement loss. 2012 Adjusted IFO included a EUR 313 million impact of the European Commission fine, EUR 132 million of provisions related to various legal matters, a EUR 37 million gain on the sale of the High Tech Campus, and a EUR 25 million past-service cost gain related to a medical retiree plan.

For further information regarding the performance of the sectors, see chapter 5, Sector performance, of this report.

Annual Report 2013      53

4 Group performance 4.1.2 - 4.1.2

The year 2012

In 2012, Philips’ gross margin was EUR 8,991 million, or 38.3% of sales, compared to EUR 8,260 million, or 39.3% of sales, in 2011. Gross margin in 2012 included EUR 289 million of restructuring and acquisition-related charges, whereas 2011 included EUR 52 million of restructuring and acquisition-related charges. Compared with 2011, the gross margin percentage was higher at Healthcare, but lower at Lighting and Consumer Lifestyle.

Selling expenses increased from EUR 5,025 million in 2011 to EUR 5,334 million in 2012. 2012 included EUR 184 million of restructuring and acquisition-related charges, compared to EUR 53 million of restructuring charges in 2011. The year-on-year increase was mainly attributable to restructuring activities and higher expenses aimed at supporting a higher level of sales. In relation to sales, selling expenses decreased from 23.9% to 22.7%. Selling expenses as a percentage of sales were lower in all sectors.

General and administrative expenses amounted to EUR 845 million in 2012, compared to EUR 802 million in 2011. As a percentage of sales, costs decreased from 3.8% in 2011 to 3.6%.

Research and development costs increased from EUR 1,605 million in 2011 to EUR 1,831 million in 2012. The year-on-year increase was largely attributable to higher investments in growth and innovation. As a percentage of sales, research and development costs increased from 7.6% in 2011 to 7.8% in 2012.

Sales, IFO and Adjusted IFO

in millions of euros, unless otherwise stated

	sales	IFO	%	Adjusted IFO1)%
2011
Healthcare	8,852	27	0.3	1,080	12.2
Consumer Lifestyle	3,771	109	2.9	153	4.1
Lighting	7,638	(408)	(5.3)	399	5.2
IG&S	731	(207)	—	(197)	—

Philips Group	20,992	(479)	(2.3)	1,435	6.8

1)	For reconciliation to the most directly comparable GAAP measures, see chapter 14, Reconciliation of non-GAAP information, of this report

In 2012, IFO increased by EUR 1,127 million year-on-year, to EUR 648 million, or 2.8% of sales. 2012 included EUR 561 million of restructuring and acquisition-related charges, compared to EUR 159 million in 2011. The year-on-year increase was mainly attributable to goodwill impairments of EUR 1,355 million in 2011 and higher gross margin percentages in Healthcare and Consumer Lifestyle, but was partly offset by the EUR 313 million impact of the European Commission fine.

Amortization of intangibles, excluding software and capitalized product development costs, amounted to EUR 458 million in 2012, compared to EUR 559 million in 2011.

Adjusted IFO decreased from EUR 1,435 million, or 6.8% of sales, in 2011 to EUR 1,106 million, or 4.7% of sales, in 2012. Adjusted IFO showed a year-on-year increase at Consumer Lifestyle and Healthcare, but was lower at Lighting.

Healthcare

Adjusted IFO increased from EUR 1,080 million, or 12.2% of sales, in 2011 to EUR 1,226 million, or 12.3% of sales, in 2012. Adjusted IFO improvements were realized across Patient Care & Clinical Informatics, Home Healthcare Solutions and Imaging Systems, mainly due to higher sales and reduced expenses as a result of cost-saving programs. Restructuring and acquisition-related charges totaled EUR 134 million, compared to EUR 21 million in 2011.

Consumer Lifestyle

Adjusted IFO increased from EUR 153 million, or 4.1% of sales, in 2011 to EUR 456 million, or 10.6% of sales, in 2012. Restructuring and acquisition-related charges amounted to EUR 56 million in 2012, compared to EUR 49 million in 2011. 2012 results included a EUR 160 million one-time gain from the extension of our partnership with Sara Lee, including the transfer of our 50% ownership rights to the Senseo trademark. Excluding this one-time gain, the year- on-year Adjusted IFO increase was driven by higher sales across all growth businesses as well as lower net costs formerly reported as part of the Television business.

Lighting

Adjusted IFO decreased from EUR 399 million, or 5.2% of sales, in 2011 to EUR 128 million, or 1.5% of sales, in 2012. Restructuring and acquisition-related charges amounted to EUR 315 million, compared to EUR 66 million in 2011. The decrease in Adjusted IFO was mainly attributable to higher restructuring and acquisition- related charges, as well as losses on the sale of industrial assets amounting to EUR 81 million, partly offset by higher sales. Compared to 2011, Adjusted IFO declined in all businesses except Automotive.

54      Annual Report 2013

4 Group performance 4.1.3 - 4.1.4

Innovation, Group & Services

Adjusted IFO decreased from a loss of EUR 197 million in 2011 to a loss of EUR 704 million in 2012. Results in 2012 were negatively impacted by a charge of EUR 313 million related to the European Commission fine and provisions related to various legal matters totaling EUR 132 million. Adjusted IFO in 2012 also included a EUR 25 million gain from a change in a medical retiree benefit plan and a EUR 37 million gain on the sale of the High Tech Campus, while 2011 included a EUR 21 million gain related to a change in a pension plan.

Restructuring and acquisition-related charges amounted to EUR 56 million in 2012, compared to EUR 23 million in 2011.

For further information regarding the performance of the sectors, see chapter 5, Sector performance, of this report.

4.1.3 Advertising & Promotion

The year 2013

Philips’ total advertising and promotion expenses were EUR 882 million in 2013, an increase of 5% compared to 2012. The increase was mainly due to the launch of our new brand positioning as well as higher investments in growth geographies, such as China. As in 2012, the Company allocated a higher proportion of its total advertising and promotion spend to growth geographies and strategic markets. Accordingly, the advertising and promotion spend in key growth geographies increased by 4% compared to 2012. The total advertising and promotion investment as a percentage of sales was 3.8% in 2013, compared to 3.6% in 2012.

Philips increased its brand value by 8% in 2013 to over USD 9.8 billion in the ranking of the world’s 100 most valuable brands, as measured by Interbrand. In the 2013 listing, Philips moved up one position to the 40th most valuable brand in the world.

The year 2012

Philips’ total advertising and promotion expenses approximated EUR 841 million in 2012, a decrease of 3% compared to 2011, mainly due to decreased investments in Western Europe.

Consistent with 2011, the Company allocated a higher proportion of its total advertising and promotion spend towards growth geographies and strategic markets, priority areas for the Company’s growth strategy. Accordingly, the Company increased its advertising and promotion spend in key growth geographies by 5% compared to 2011. Total advertising and promotion investment as a percentage of sales 3.6% in 2012, compared to 4.1% in 2011.

4.1.4 Research and development

The year 2013

Research and development costs decreased from EUR 1,831 million in 2012 to EUR 1,733 million in 2013. 2013 included EUR 15 million of restructuring and acquisition-related charges, compared to EUR 57 million in 2012. As a percentage of sales, research and development costs decreased from 7.8% in 2012 to 7.4%. The year-on-year decrease was largely attributable to currency effects and lower restructuring charges.

Research and development costs within Healthcare decreased by EUR 43 million, mainly due to lower restructuring activities at Imaging Systems and Patient Care and Clinical Informatics. At Lighting, research and development costs decreased by EUR 21 million,

Annual Report 2013      55

4 Group performance 4.1.5 - 4.1.5

primarily in the conventional businesses within Light Sources & Electronics. At Consumer Lifestyle, research and development spending was EUR 10 million higher than in 2012, mainly in Health & Wellness. In Innovation, Group & Services, research and development expenses decreased by EUR 44 million, due to lower restructuring, productivity savings as well as lower costs at Intellectual Property & Standards.

Research and development expenses per sector

in millions of euros

	2011	2012	2013
Healthcare	754	823	780
Consumer Lifestyle	249	251	261
Lighting	416	462	441
Innovation, Group & Services	186	295	251

Philips Group	1,605	1,831	1,733

The year 2012

Research and development costs increased from EUR 1,605 million in 2011 to EUR 1,831 million in 2012. The year-on-year increase was largely attributable to higher investments in growth and innovation, including an increased focus on new value spaces. As a percentage of sales, research and development costs increased from 7.6% in 2011 to 7.8%.

Research and development costs within Healthcare increased by EUR 69 million, mainly at Imaging Systems and Home Healthcare Solutions. At Lighting, research and development costs increased by EUR 46 million, primarily at Lumileds and our Controls business within Professional Lighting Solutions. At Consumer Lifestyle, research and development spending was EUR 2 million higher than in 2011. In Innovation, Group & Services, R&D expenses increased by EUR 109 million, driven by investments in new value spaces as well as innovation and design initiatives.

4.1.5 Pensions

The year 2013

In 2013, the total costs of post-employment benefits amounted to EUR 294 million for defined-benefit plans and EUR 139 million for defined-contribution plans, compared to EUR 289 million and EUR 139 million respectively in 2012.

The above costs are reported in operating expenses except for the included net interest cost component which is reported in financial income and expense. The net interest cost for defined-benefit plans was EUR 71 million in 2013 (2012: EUR 85 million).

2013 included past-service cost gains of EUR 81 million, which included EUR 78 million related to the announced freeze of accrual after December 31, 2015 for salaried workers in the Company’s US defined-benefit pension plan. In the same US plan a settlement loss of EUR 31 million was recognized in 2013 following a lump-sum offering to terminated vested employees. This offering resulted in settling the pension obligations towards these employees. The past-service cost gain is allocated to the respective sectors of the US employees involved whereas the settlement loss is allocated fully to Pensions in IG&S as it related to inactive employees.

In 2012, past-service cost gains of EUR 31 million were recognized of which EUR 25 million in the Dutch pension plan due to a restructuring. In one of the Company’s defined-benefit retiree medical plans, a past-service cost gain of EUR 25 million was recognized due to a benefit change.

The overall funded status of our defined-benefit pension plans in 2013 was comparable to that of 2012. The deficits recognized on our balance sheet decreased by approximately EUR 400 million due to a higher discount rate in the US, cash contributions and the US events described above. The surpluses of the plans in the Netherlands and UK decreased, but as Philips does not recognize a surplus in these countries, the net balance sheet position was not impacted.

In 2013, major progress was made in managing the financial exposure to defined-benefit plans, such as the changes in the funding of the Dutch pension plan, the changes in the US plan as described above, and a buy-in in the UK plan.

For further information, refer to note 30, Post-employment benefits.

The year 2012

In 2012, the total costs of post-employment benefits amounted to EUR 289 million for defined benefit plans and EUR 139 million for defined contribution plans, compared to EUR 248 million and EUR 117 million respectively in 2011.

56      Annual Report 2013

4 Group performance 4.1.6 - 4.1.6

The funded status of our defined-benefit plans improved in 2012, in spite of decreasing discount rates and improved life expectancy assumptions in the Netherlands and UK plans. The surpluses of the plans in the Netherlands and UK increased, but Philips does not recognize the surplus in these countries, the net balance sheet position was not impacted.

In 2012, past-service cost gains of EUR 31 million were recognized of which 25 million in the Dutch pension plan due to a restructuring. In one of the Company’s defined-benefit retiree medical plans, a past service cost gain of EUR 25 million was recognized due to a benefit change.

In 2011, the company recognized a past-service cost gain of EUR 40 million, including a EUR 19 million curtailment gain.

For further information, refer to note 29, Post-employment benefits

4.1.6 Restructuring and impairment charges

The year 2013

In 2013, IFO included net charges totaling EUR 101 million for restructuring. In addition to the annual goodwill-impairment tests for Philips, trigger-based impairment tests were performed during the year, resulting in a goodwill impairment of EUR 26 million at Consumer Luminaires, mainly as a consequence of reduced growth rates resulting from a slower-than-anticipated recovery of certain markets, as well as delays in the introduction of new product ranges.

2012 included EUR 511 million of restructuring charges.

For further information on sensitivity analysis, please refer to note 11, Goodwill.

Restructuring and related charges

in millions of euros

	2011	2012	2013
Restructuring and related charges per sector:
Healthcare	3	116	(6)
Consumer Lifestyle	5	38	10
Lighting	54	301	94
Innovation, Group & Services	23	56	3

Continuing operations	85	511	101
Discontinued operations	18	29	16

Cost breakdown of restructuring and related charges:
Personnel lay-off costs	105	423	103
Release of provision	(44)	(35)	(64)
Restructuring-related asset impairment	10	66	36
Other restructuring-related costs	14	57	26

Continuing operations	85	511	101
Discontinued operations	18	29	16

In 2013, the most significant restructuring projects related to Lighting and were driven by the industrial footprint rationalization. Restructuring projects at Lighting centered on Luminaires businesses and Light Sources & Electronics, the largest of which took place in the United States, France and Belgium. Innovation, Group & Services restructuring projects mainly focused on the Financial Operations Service Unit, primarily in Italy, France and the United States. Consumer Lifestyle restructuring charges mainly related to Personal Care (primarily in the Netherlands and Austria) and Coffee (mainly Italy).

In 2012, the most significant restructuring projects related to Lighting and Healthcare and were driven by Accelerate! transformation program. Restructuring projects at Lighting centered on Luminaires businesses and Light Sources & Electronics, the largest of which took place in the Netherlands, Germany and various locations in the United States. In Healthcare, the largest projects were undertaken at Imaging Systems and Patient Care & Clinical Informatics, in various locations in the United States, to reduce operating costs and simplify the organization. Innovation, Group & Services restructuring projects focused on the IT and Financial Operations Service Units (primarily in the Netherlands), Group & Regional Overheads (mainly in the Netherlands and Italy) and Philips Innovation Services (in the Netherlands and Belgium). Consumer Lifestyle restructuring charges mainly related to Coffee (mainly Italy) and Health & Wellness (in the United States).

Annual Report 2013      57

4 Group performance 4.1.7 - 4.1.7

For further information on restructuring, refer to note 21, Provisions.

The year 2012

2012 included EUR 511 million of restructuring. In addition to the annual goodwill impairment tests for Philips, trigger-based impairment tests were performed during the year, resulting in no goodwill impairment.

For further information on sensitivity analysis, please refer to note 11, Goodwill.

In 2012, the most significant restructuring projects related to Lighting and Healthcare and were driven by Accelerate! transformation program. Restructuring projects at Lighting centered on Luminaires businesses and Light Sources & Electronics, the largest of which took place in the Netherlands, Germany and various locations in the US. In Healthcare, the largest projects were undertaken at Imaging Systems and Patient Care & Clinical Informatics, in various locations, in the United States to reduce operating costs and simplify the organization. Innovation, Group & Services restructuring projects focused on the IT and Financial Operations Service Units (primarily in the Netherlands), Group & Regional Overheads (mainly in the Netherlands and Italy) and Philips Innovation Services (in the Netherlands and Belgium). Consumer Lifestyle restructuring charges mainly related to Coffee (mainly Italy) and Health & Wellness (in the United States).

In 2011, the most significant restructuring projects related to Lighting and Innovation, Group & Services and were mainly driven by Accelerate! transformation program. Restructuring projects at Lighting centered on Luminaires businesses and Light Sources & Electronics, the largest of which took place in the Netherlands, Brazil and in the United States. Innovation, Group & Services restructuring projects focused on the Global Service Units (primarily in the Netherlands), Corporate and Country Overheads (mainly in the Netherlands, Brazil and Italy) and Philips Design (the Netherlands). At Healthcare, the largest projects were undertaken at Imaging Systems, Home Healthcare Solutions and Patient Care & Clinical Informatics, in various locations in the United States to reduce operating costs and simplify the organization. Consumer Lifestyle restructuring charges mainly related to the remaining Television operations in Europe.

4.1.7 Financial income and expenses

The year 2013

A breakdown of Financial income and expenses is presented in the table below.

Financial income and expenses

in millions of euros

	2011	2012	2013
Interest expense (net)	(302)	(325)	(268)
Sale of securities	51	1	—
Impairments	(34)	(8)	(10)
Other	(46)	3	(52)

	(331)	(329)	(330)

The net interest expense in 2013 was EUR 57 million lower than in 2012, mainly as a result of lower average outstanding debt and interest related to pensions in 2013.

Other financial income was a EUR 52 million loss in 2013, primarily consisting of a EUR 25 million accretion expense (mainly associated with discounted provisions) and EUR 24 million of other financing charges.

Other financial income was a EUR 3 million gain in 2012, primarily consisting of a EUR 46 million gain related to a change in estimate on the valuation of long-term derivative contracts and remaining other financial income of EUR 20 million. This was offset by a EUR 22 million accretion expense (mainly associated with discounted provisions) and EUR 41 million other financing charges.

Impairments

in millions of euros

	2011	2012	2013
TPV	(25)	—	—
Chi-Mei Innolux	(4)	(1)	(1)
BG Medicine	(2)	(1)	(1)
Prime Technology	(1)	—	—
Tendris	—	(5)	(1)
Gilde III	—	(1)	(2)
Lighting Science Group	—	—	(3)
Other	(2)	—	(2)

	(34)	(8)	(10)

58      Annual Report 2013

4 Group performance 4.1.8 - 4.1.9

Impairment charges in 2013 amounted to EUR 10 million, mainly from shareholdings in Lighting Science Group and Gilde III. In 2012, impairment charges amounted to EUR 8 million, mainly from shareholdings in Tendris.

For further information, refer to note 4, Financial income and expenses.

The year 2012

The net interest expense in 2012 was EUR 23 million higher than in 2011, mainly as a result of higher average outstanding debt.

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

Other financial income was a EUR 3 million gain in 2012, primarily consisting of a EUR 46 million gain related to a change in estimate on the valuation of long-term derivative contracts and remaining other financial income of EUR 20 million. This was offset by a EUR 22 million accretion expense (mainly associated with discounted provisions) and EUR 41 million other financing charges.

Other financial expenses in 2011 primarily consisted of a EUR 34 million other financing charge and a EUR 33 million accretion expense (mainly associated with discounted provisions) offset by EUR 11 million dividend income and other financial income, including a net gain of EUR 6 million mostly from the revaluation impact of the option related to NXP.

For further information, refer to note 4, Financial income and expenses.

4.1.8 Income taxes

The year 2013

Income taxes amounted to EUR 466 million, compared to EUR 185 million in 2012. The effective income tax rate was 28.1%, compared to 58.0% in 2012. Excluding the non-tax-deductible European Commission fine and charges related to various legal matters in 2012, the effective tax rate in 2012 was 25.5%. The 2.6 percentage points increase in 2013 was mainly related to a higher weighted average statutory income tax rate in 2013 due to a change in the country mix of profit and loss, which was partly offset by lower valuation allowances.

For 2014, the effective tax rate excluding incidental non-taxable items is expected to be between 30% and 32%.

For further information, refer to note 5, Income taxes.

The year 2012

Income taxes amounted to EUR 185 million, compared to EUR 251 million in 2011. The year-on-year decrease was largely attributable to lower incidental tax expenses.

The tax burden in 2012 corresponded to an effective income tax rate of 58.0%, compared to negative 31.0% in 2011. In 2011, the negative effective income tax rate was attributable to goodwill impairment losses of EUR 1,355 million, which were largely non-tax-deductible. The effective income tax rate in 2012 included the impact of the non-tax-deductible charge of EUR 509 million arising from the European Commission fine. Excluding the European Commission fine and charges related to various legal matters in 2012, the effective tax rate in 2012 was 25.5%.

For further information, refer to note 5, Income taxes.

4.1.9 Results of investments in associates

The year 2013

The results related to investments in associates improved from a loss of EUR 211 million in 2012 to a loss of EUR 25 million in 2013, largely attributable to a charge of EUR 196 million related to the former LG.Philips Displays joint venture in 2012.

The European Commission imposed fines in relation to alleged violations of competition rules in the Cathode-Ray Tube industry. Philips recorded a total charge of EUR 509 million, of which EUR 313 million was directly related to Philips and therefore recorded in Income from operations, while EUR 196 million related to LG.Philips Displays and was therefore recorded in Results of investments in associates.

Annual Report 2013      59

4 Group performance 4.1.10 - 4.1.11

Results of investments in associates

in millions of euros

	2011	2012	2013
Company’s participation in income	18	(5)	5
Investment impairment and other charges	(3)	(206)	(30)

	15	(211)	(25)

The Company’s participation in income increased from a loss of EUR 5 million in 2012 to a gain of EUR 5 million in 2013. The gain in 2013 was mainly attributable to the results of Philips Medical Capital, while the loss in 2012 was mainly due to the results of EMGO.

For further information, refer to note 6, Interests in entities.

The year 2012

The results related to investments in associates declined from income of EUR 15 million in 2011 to a loss of EUR 211 million in 2012, largely attributable to a charge of EUR 196 million related to the former LG.Philips Displays joint venture.

The European Commission imposed fines in relation to alleged violations of competition rules in the Cathode-Ray Tube industry. Philips recorded a total charge of EUR 509 million, of which EUR 313 million was directly related to Philips and therefore recorded in Income from operations, while EUR 196 million related to LG.Philips Displays and was therefore recorded in Results of investments in associates.

The Company’s participation in income decreased from EUR 18 million in 2011 to negative EUR 5 million in 2012. The loss in 2012 was mainly attributable to the results of EMGO, while the income in 2011 was mainly due to the results of Intertrust.

For further information, refer to note 6, Interests in entities.

4.1.10 Non-controlling interests

The year 2013

Net income attributable to non-controlling interests amounted to EUR 3 million in 2013, compared to EUR 5 million in 2012.

The year 2012

Net income attributable to non-controlling interests amounted to EUR 5 million in 2012, compared to EUR 4 million in 2011.

4.1.11 Discontinued operations

The year 2013

Discontinued operations consist of the Audio, Video, Multimedia and Accessories (AVM&A) business, the Television business and certain divestments formerly reported as discontinued operations. The results related to these businesses are reported under Discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows.

Philips had reached an agreement to transfer the AVM&A business to Funai Electric Co. Ltd in Q1 2013. This agreement was terminated on October 25, 2013. Since then, Philips has received expressions of interest in the business from various parties and has been actively discussing the sale of the business with potential buyers. In the meantime, the AVM&A business operates as a standalone entity named WOOX Innovations.

The Television business was divested as part of a strategic partnership agreement with TPV Technology Ltd (TPV) that was signed on April 1, 2012. Philips retained a 30% interest in TP Vision Holdings BV (TP Vision venture). On January 20, 2014, Philips announced that it has signed a term sheet to transfer the remaining 30% stake in TP Vision to TPV.

After completion, TPV will fully own TP Vision, which will enable further integration with TPV’s TV business.

Income from discontinued operations decreased by EUR 45 million to EUR 2 million in 2013. The decrease was mainly attributable to lower operational results and higher disentanglement costs in the AVM&A business. In 2012, income from discontinued operations of EUR 47 million was composed of EUR 78 million of net income related to AVM&A, partly offset by a EUR 31 million net loss related to the Television business.

For further information, refer to note 7, Discontinued operations and other assets classified as held for sale.

The year 2012

Discontinued operations consist of the Audio, Video, Multimedia and Accessories (AVM&A) business, the Television business and certain divestments formerly reported as discontinued operations. The results related to these businesses are reported under Discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows.

60      Annual Report 2013

4 Group performance 4.1.12 - 4.1.13

In 2012, income from discontinued operations of EUR 47 million included EUR 78 million of net income related to AVM&A, partly offset by a EUR 31 million net loss related to the Television business. In 2011, income from discontinued operations amounted to a loss of EUR 410 million and was primarily composed of EUR 78 million of net income related to AVM&A, offset by a EUR 515 million net loss related to the Television business. The net loss in the Television business was composed of a EUR 353 million transaction loss recorded on the sale of the business, as well as net operational losses of EUR 162 million.

For further information, refer to note 7, Discontinued operations and other assets classified as held for sale.

4.1.12 Net income

The year 2013

Net income increased from a net loss of EUR 30 million in 2012 to a net profit of EUR 1,172 million in 2013. The increase was largely due to EUR 1,343 million higher IFO and better results relating to investments in associates of EUR 186 million, offset by higher income tax charges of EUR 281 million.

Basic earnings per common share from net income attributable to shareholders increased from negative EUR 0.04 per common share in 2012 to EUR 1.28 per common share in 2013.

The year 2012

Net income increased from a loss of EUR 1,456 million in 2011 to a loss of EUR 30 million in 2012. The increase was largely due to EUR 1,127 million higher IFO, EUR 457 million lower costs related to discontinued operations and lower income tax of EUR 66 million, partly offset by lower results relating to investments in associates of EUR 226 million.

Basic earnings per common share from net income increased from negative EUR 1.53 per common share in 2011 to negative EUR 0.04 per common share in 2012.

4.1.13 Acquisitions and divestments

Acquisitions

In 2013, there were four minor acquisitions. Acquisitions in 2013 and previous years led to post-merger integration charges totaling EUR 16 million in 2013: Healthcare EUR 6 million, Consumer Lifestyle EUR 4 million, and Lighting EUR 6 million.

In 2012, Philips completed the acquisition of Indal within Lighting. Acquisitions in 2012 and previous years led to post-merger integration charges totaling EUR 50 million in 2012: Healthcare EUR 18 million, Consumer Lifestyle EUR 18 million, and Lighting EUR 14 million.

In 2011, we completed six acquisitions. Healthcare acquisitions included Sectra, AllParts Medical and Dameca. Within Consumer Lifestyle, Philips completed the acquisition of Preethi and Povos. Within Lighting, Philips acquired Optimum Lighting. Acquisitions in 2011 and previous years led to post-merger integration charges totaling EUR 74 million in 2011: Healthcare EUR 17 million, Consumer Lifestyle EUR 45 million, and Lighting EUR 12 million.

Divestments

During 2013, Philips completed several divestments of business activities, mainly related to certain Healthcare activities.

During 2012, Philips completed several divestments of business activities, namely the Television business (for further information see note 7, Discontinued operations and other assets classified as held for sale), certain Lighting manufacturing activities, Speech Processing activities and certain Healthcare service activities. The Speech Processing activities were sold to Invest AG, in line with our strategy.

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

In 2011, Philips completed several divestments, of which Assembléon was the most significant. Philips sold 80% of the shares in Assembléon to H2 Equity Partners, an Amsterdam-based private equity firm, for a consideration of EUR 14 million.

For details, please refer to note 9, Acquisitions and divestments.

Annual Report 2013      61

4 Group performance 4.1.14 - 4.1.15

4.1.14 Performance by geographic cluster

The year 2013

In 2013, sales grew 3% on a comparable basis (-1% nominally), driven by growth at Consumer Lifestyle, notably in growth geographies.

Sales in mature geographies were EUR 582 million lower than in 2012, or 1% lower on a comparable basis. Sales in Western Europe were impacted by macroeconomic developments and were flat on a comparable basis. Growth at Lighting and Consumer Lifestyle was offset by a decline at Healthcare. Sales in North America declined by EUR 429 million or 2% lower on a comparable basis, mainly due to declines at Healthcare and Lighting. Both nominal and comparable sales in other mature geographies showed strong growth. Comparable sales in other mature geographies showed mid-single-digit growth, mainly driven by strong performance at Consumer Lifestyle and Healthcare.

In growth geographies, sales grew by EUR 454 million, or 11% on a comparable basis, driven by double-digit growth at Consumer Lifestyle and Lighting. In China and Latin America, we achieved solid double-digit nominal and comparable growth.

The year 2012

In 2012, sales grew 6% on a comparable basis (12% nominally), driven by growth at Consumer Lifestyle and Healthcare, notably in growth geographies.

Sales in mature geographies were EUR 1,235 million higher than in 2011, or 2% higher on a comparable basis. Sales in Western Europe were impacted by macroeconomic developments, resulting in a 1% decline in comparable sales, attributable to Lighting and Healthcare. On a nominal basis, sales in Western Europe were EUR 156 million higher than in 2011, driven by the acquisition of Indal in Lighting. Sales in North America were EUR 722 million higher, or 3% higher on a comparable basis, driven by single-digit growth in all sectors. Both nominal and comparable sales in other mature geographies showed strong growth. Comparable sales in other mature geographies showed double-digit growth at Consumer Lifestyle and Lighting, while Healthcare recorded high-single-digit growth.

In growth geographies, sales grew by EUR 1,230 million, or 13% on a comparable basis, driven by double-digit growth at Healthcare and Consumer Lifestyle. In China, all Sectors recorded solid double-digit nominal and comparable growth. Sales in Russia & Central Asia also showed double-digit comparable sales growth, attributable to strong sales performance at Consumer Lifestyle and Healthcare.

4.1.15 Cash flows provided by continuing operations

The year 2013

Cash flows from operating activities

Net cash flow from operating activities amounted to EUR 1,138 million in 2013, which is EUR 944 million lower than in 2012. The decrease is mainly a result of the

62      Annual Report 2013

4 Group performance 4.1.15 - 4.1.15

payment of the European Commission fine, increased working capital usage and the payout of restructuring charges in 2013.

Condensed consolidated statements of cash flows for the years ended December 31, 2011, 2012 and 2013 are presented below:

Condensed consolidated cash flow statements1)

in millions of euros

	2011	2012	2013
Cash flows from operating activities:
Net income (loss)	(1,456)	(30)	1,172
Adjustments to reconcile net income to net cash provided by operating activities	2,216	2,112	(34)

Net cash provided by operating activities	760	2,082	1,138
Net cash (used for) provided by investing activities	(1,275)	(925)	(997)

Cash flows before financing activities2)	(515)	1,157	141
Net cash used for financing activities	(1,790)	(293)	(1,241)

Cash (used for) provided by continuing operations	(2,305)	864	(1,100)
Net cash (used for) discontinued operations	(374)	(126)	(206)
Effect of changes in exchange rates on cash and cash equivalents	(7)	(51)	(63)

Total change in cash and cash equivalents	(2,686)	687	(1,369)
Cash and cash equivalents at the beginning of year	5,833	3,147	3,834

Cash and cash equivalents at the end of year	3,147	3,834	2,465

1)	Please refer to section 11.7, Consolidated statements of cash flows, of this report
2)	Please refer to chapter 14, Reconciliation of non-GAAP information, of this report

Cash flows from investing activities

In 2013, cash flows from investing activities resulted in a net outflow of EUR 997 million. This was attributable to EUR 966 million cash used for net capital expenditures, EUR 101 million cash used for derivatives and current financial assets, as well as EUR 24 million used for acquisitions of businesses and non-current financial assets, partly offset by EUR 94 million of net proceeds from divestments.

In 2012, cash flows from investing activities resulted in a net outflow of EUR 925 million. This was attributable to EUR 455 million cash used for net capital expenditures, EUR 261 million used for acquisitions, as well as a EUR 167 million outflow for financial assets, mainly due to loans provided to TPV and the TP Vision venture in connection with the divestment of the Television business (EUR 151 million in aggregate).

Net capital expenditures

Net capital expenditures totaled EUR 966 million, which was EUR 511 million higher than in 2012, mainly reflecting the impact of proceeds received in 2012 from the sale of the High Tech Campus of EUR 425 million and the 2012 divestment of Philips’ 50% ownership right in the Senseo trademark to Sara Lee for EUR 170 million. Excluding these impacts in 2012, net capital expenditures were EUR 84 million lower than in 2012, mainly due to lower investments at Lighting.

Acquisitions and financial assets

The net cash impact of acquisitions of businesses and financial assets in 2013 was a total of EUR 24 million. There was a EUR 11 million outflow for acquisitions of businesses and a EUR 13 million outflow for financial assets.

The net cash impact of acquisitions of businesses and financial assets in 2012 was a total of EUR 428 million, mainly related to the acquisition of Indal. The EUR 167

Annual Report 2013      63

4 Group performance 4.1.15 - 4.1.15

million outflow for financial assets mainly related to loans provided to TPV and the TP Vision venture in connection with the divestment of the Television business (EUR 151 million in aggregate).

Divestments and derivatives

Cash proceeds of EUR 94 million were received from divestments, mainly of non-strategic businesses within Healthcare. Cash flows from derivatives and current financial assets led to a net cash outflow of EUR 101 million.

In 2012, cash proceeds of EUR 4 million were received from divestments. Cash flows from derivatives and securities led to a net cash outflow of EUR 46 million.

Cash flows from financing activities

Net cash used for financing activities in 2013 was EUR 1,241 million. Philips’ shareholders were given EUR 678 million in the form of a dividend, of which the cash portion of the dividend amounted to EUR 272 million. The net impact of changes in debt was a decrease of EUR 407 million, including the redemption of a USD 143 million bond. Additionally, net cash outflows for share buyback and share delivery totaled EUR 562 million.

Net cash used for financing activities in 2012 was EUR 293 million. Philips’ shareholders were given EUR 687 million in the form of a dividend, of which the cash portion of the dividend amounted to EUR 255 million. The net impact of changes in debt was an increase of EUR 730 million, including the issuance of USD 1.5 billion in bonds, partially offset by the early redemption of a USD 500 million bond. Additionally, net cash outflows for share buy-back and share delivery totaled EUR 768 million.

The year 2012

Cash flows from operating activities

Net cash flow from operating activities amounted to EUR 2,082 million in 2012, compared to EUR 760 million in 2011. The year-on-year improvement was largely attributable to lower working capital outflows, mainly related to accounts payable, as well as higher cash earnings. The increase in other current liabilities included a payable of EUR 509 million related to the European Commission fine. Excluding the fine payable, the increase in accounts payable and accrued and other current liabilities was attributable to increased volume from higher sales, while the outflow in 2011 was attributable to a tightening of vendor payments in the operating sectors.

Cash flows from investing activities

2012 cash flows from investing activities resulted in a net outflow of EUR 925 million. This was attributable to EUR 455 million cash used for net capital expenditures, EUR 261 million used for acquisitions, as well as a EUR 167 million outflow for financial assets, mainly due to loans provided to TPV and the TP Vision venture in connection with the divestment of the Television business (EUR 151 million in aggregate).

In 2011, cash flows from investing activities resulted in a net outflow of EUR 1,275 million. This was attributable to EUR 857 million cash used for net capital expenditures and EUR 550 million used for acquisitions, mainly for Povos, Preethi and Sectra. This was partly offset by EUR 106 million proceeds from the sale of financial assets and divestments, mainly TCL and Digimarc shares.

Net capital expenditures

Net capital expenditures totaled EUR 455 million, which was EUR 402 million lower than in 2011, mainly reflecting the impact of proceeds received from the sale of the High Tech Campus of EUR 425 million (consisting of a EUR 373 million cash transaction and an amount of EUR 52 million that will be received in future years) and the divestment of Philips’ 50% ownership right in the Senseo trademark to Sara Lee for EUR 170 million. Excluding these impacts, higher investments were visible in all sectors, notably additional growth-focused investments at Lighting.

Acquisitions and financial assets

The net cash impact of acquisitions of businesses and financial assets in 2012 was a total of EUR 428 million, mainly related to the acquisition of Indal. The EUR 167 million outflow for financial assets mainly related to loans provided to TPV and the TP Vision venture in connection with the divestment of the Television business (EUR 151 million in aggregate).

The net cash impact of acquisitions of businesses and financial assets in 2011 was a total of EUR 550 million, mainly related to the acquisitions of Povos, Preethi and Sectra.

Divestments and derivatives

In 2012, cash proceeds of EUR 4 million were received from divestments. Cash flows from derivatives and securities led to a net cash outflow of EUR 46 million.

In 2011, cash proceeds of EUR 106 million were received from divestments, including EUR 69 million from the sale of remaining shares in TCL, as well as divestments

64      Annual Report 2013

4 Group performance 4.1.16 - 4.1.18

of non- strategic businesses within Consumer Lifestyle and Healthcare. Cash flows from derivatives and securities led to a net cash inflow of EUR 26 million.

Cash flows from financing activities

Net cash used for financing activities in 2012 was EUR 293 million. Philips’ shareholders were given EUR 687 million in the form of a dividend of which the cash portion of the dividend amounted to EUR 255 million. The net impact of changes in debt was an increase of EUR 730 million, including the issuance of USD 1.5 billion in bonds, partially offset by the early redemption of a USD 500 million bond. Additionally, net cash outflows for share buyback and share delivery totaled EUR 768 million.

Net cash used for financing activities in 2011 was EUR 1,790 million. Philips’ shareholders were given EUR 711 million in the form of a dividend of which the cash portion of the dividend amounted to EUR 259 million. The net impact of changes in debt was a decrease of EUR 860 million, including the redemption of a EUR 750 million bond, a USD 350 million bond and other debts totaling EUR 1,314 million, partially offset by the drawdown of a EUR 200 million committed facility and other new long-term borrowing totaling EUR 454 million. Additionally, net cash outflows for share buyback and share delivery totaled EUR 671 million.

4.1.16 Cash flows from discontinued operations

The year 2013

In 2013, EUR 206 million cash was used by discontinued operations. The Television business used net cash of EUR 138, attributable to cash outflows of EUR 91 million for operating activities and EUR 47 million for investing activities. The Audio, Video Multimedia and Accessories business used net cash of EUR 68 million attributable to operating activities.

In 2012, EUR 126 million cash was used by discontinued operations. The Television business used net cash of EUR 256 million, attributable to operating cash outflows of EUR 296 million partly offset by cash inflows from investing activities of EUR 40 million. The Audio, Video Multimedia and Accessories business generated a cash inflow of EUR 130 million attributable to operating activities.

The year 2012

In 2012, EUR 126 million cash was used by the discontinued operations. The Television business used net cash of EUR 256 million, attributable to operating cash outflows of EUR 296 million partly offset by cash inflows from investing activities of EUR 40 million. The Audio, Video Multimedia and Accessories business generated a cash inflow of EUR 130 million attributable to operating activities.

In 2011, EUR 374 million cash was used by the discontinued operations of the Television and Audio, Video Multimedia and Accessories businesses. The Television business used net cash of EUR 364 million, attributable to operating cash outflows of EUR 270 million and cash outflows to investing activities of EUR 94 million. The Audio, Video Multimedia and Accessories business used EUR 10 million of net cash, attributable to operating activities.

4.1.17 Financing

The year 2013

Condensed consolidated balance sheets for the years 2011, 2012 and 2013 are presented below:

Condensed consolidated balance sheet information1)

in millions of euros

	2011	2012	2013

Intangible assets	11,012	10,679	9,766
Property, plant and equipment	3,014	2,959	2,780
Inventories	3,625	3,495	3,240
Receivables	5,117	4,858	4,892
Assets held for sale	551	43	507
Other assets	2,931	3,213	2,909
Payables	(6,563)	(6,210)	(5,435)
Provisions	(2,680)	(2,956)	(2,554)
Liabilities directly associated with assets held for sale	(61)	(27)	(348)
Other liabilities	(3,871)	(4,169)	(3,094)

	13,075	11,885	12,663
Cash and cash equivalents	3,147	3,834	2,465
Debt	(3,860)	(4,534)	(3,901)

Net cash (debt)	(713)	(700)	(1,436)
Non-controlling interests	(34)	(34)	(13)
Shareholders’ equity	(12,328)	(11,151)	(11,214)

	(13,075)	(11,885)	(12,663)

1)	Please refer to section 11.6, Consolidated balance sheets, of this report

4.1.18 Cash and cash equivalents

The year 2013

In 2013, cash and cash equivalents decreased by EUR 1,369 million to EUR 2,465 million at year-end. The decrease was mainly attributable to an outflow on net capital expenditures of EUR 966 million, cash outflows

Annual Report 2013      65

4 Group performance 4.1.19 - 4.1.19

for treasury share transactions of EUR 562 million, cash dividend payout of EUR 272 million, EUR 407 million from decreases in debt and a EUR 206 million outflow related to discontinued operations. This was partly offset by a EUR 1,138 million inflow from operations.

In 2012, cash and cash equivalents increased by EUR 687 million to EUR 3,834 million at year-end. The increase was mainly attributable to cash inflows from operations amounting to EUR 2,082 million and EUR 730 million from increases in debt. This was partly offset by a EUR 768 million outflow for treasury share transactions, an outflow on net capital expenditures of EUR 455 million, a EUR 428 million outflow for acquisitions of businesses and financial assets, a EUR 255 million outflow for the cash dividend payout, and a EUR 126 million outflow related to discontinued operations.

The year 2012

In 2012, cash and cash equivalents increased by EUR 687 million to EUR 3,834 million at year-end. The increase was mainly attributable to cash inflows from operations amounting to EUR 2,082 million and EUR 730 million from increases in debt. This was partly offset by a EUR 768 million outflow for treasury share transactions, an outflow on net capital expenditures of EUR 455 million, a EUR 428 million outflow for acquisitions of businesses and financial assets, a EUR 255 million outflow for the cash dividend payout, and a EUR 126 million outflow related to discontinued operations.

In 2011, cash and cash equivalents decreased by EUR 2,686 million to EUR 3,147 million at year-end. The decrease was mainly attributable to an outflow on net capital expenditures of EUR 857 million, a EUR 860 million decrease in debt, a EUR 671 million outflow for treasury share transactions, a EUR 550 million outflow for acquisitions of businesses and financial assets, and a EUR 259 million outflow for the cash dividend payout. This was partly offset by cash inflows from operations amounting to EUR 760 million, EUR 106 million in proceeds from divestments, and a EUR 374 million outflow related to discontinued operations.

4.1.19 Debt position

The year 2013

Total debt outstanding at the end of 2013 was EUR 3,901 million, compared with EUR 4,534 million at the end of 2012.

Changes in debt

in millions of euros

	2011	2012	2013
New borrowings	(454)	(1,361)	(64)
Repayments	1,314	631	471
Consolidation and currency effects	(62)	56	226

Total changes in debt	798	(674)	633

In 2013, total debt decreased by EUR 633 million. New borrowings of EUR 64 million consisted mainly of replacements to lease contracts. Repayment of EUR 471 million included a USD 143 million redemption on USD bonds as well as payments on short-term debt. Other changes resulting from consolidation and currency effects led to a decrease of EUR 226 million.

In 2012, total debt increased by EUR 674 million. New borrowings of EUR 1,361 million included the issuance of USD 1.5 billion in bonds. Repayment of EUR 631

66      Annual Report 2013

4 Group performance 4.1.20 - 4.1.21

million included early redemption of a USD 500 million bond. Other changes resulting from consolidation and currency effects led to a decrease of EUR 56 million.

Long-term debt as a proportion of the total debt stood at 85% at the end of 2013 with an average remaining term of 12.8 years, compared to 82% and 12.7 years at the end of 2012.

For further information, please refer to note 20, Long-term debt and short-term debt.

The year 2012

Total debt outstanding at the end of 2012 was EUR 4,534 million, compared with EUR 3,860 million at the end of 2011.

In 2012, total debt increased by EUR 674 million. New borrowings of EUR 1,361 million included the issuance of USD 1.5 billion in bonds. Repayment of EUR 631 million included early redemption of a USD 500 million bond. Other changes resulting from consolidation and currency effects led to a decrease of EUR 56 million.

In 2011, total debt decreased by EUR 798 million. The repayment of EUR 1,314 million included redemption of a EUR 750 million bond, a USD 350 million bond, and a EUR 217 million repayment of short-term debt. New borrowing and finance leases amounted to EUR 454 million. Other changes resulting from consolidation and currency effects led to an increase of EUR 62 million.

Long-term debt as a proportion of the total debt stood at 82% at the end of 2012 with an average remaining term of 12.7 years, compared to 85% and 10.4 years at the end of 2011.

For further information, please refer to note 20, Long-term debt and short-term debt.

4.1.20 Net debt to group equity

The year 2013

Philips ended 2013 in a net debt position (cash and cash equivalents, net of debt) of EUR 1,436 million, compared to a net debt position of EUR 700 million at the end of 2012.

The year 2012

Philips ended 2012 in a net debt position (cash and cash equivalents, net of debt) of EUR 700 million, compared to a net debt position of EUR 713 million at the end of 2011.

4.1.21 Shareholders’ equity

The year 2013

Shareholders’ equity increased by EUR 63 million in 2013 to EUR 11,214 million at December 31, 2013. The increase was mainly a result of EUR 1,169 million net income, partially offset by EUR 476 million of currency translation losses and EUR 669 million related to the purchase of treasury shares. The dividend payment to shareholders in 2013 reduced equity by EUR 272 million, while the delivery of treasury shares increased equity by EUR 118 million and the share premium due to share-based compensation plans increased equity by EUR 105 million.

Shareholders’ equity decreased by EUR 1,177 million in 2012 to EUR 11,151 million at December 31, 2012. The decrease was mainly as a result of EUR 816 million related to the purchase of treasury shares, EUR 100 million of currency translation losses and a EUR 35 million net loss. The dividend payment to shareholders in 2012 reduced equity by EUR 259 million. The decrease was partially offset by a EUR 50 million increase related to the delivery of treasury shares and a EUR 84 million increase in share premium due to share-based compensation plans.

The number of outstanding common shares of Royal Philips at December 31, 2013 was 913 million (2012: 915 million).

Annual Report 2013      67

4 Group performance 4.1.22 - 4.1.22

At the end of 2013, the Company held 20.7 million shares in treasury to cover the future delivery of shares (2012: 28.7 million shares). This was in connection with the 44.3 million rights outstanding at the end of 2013 (2012: 52.3 million rights) under the Company’s long-term incentive plans. At the end of 2013, the Company held 3.9 million shares for cancellation (2012: 13.8 million shares).

The year 2012

Shareholders’ equity decreased by EUR 1,177 million in 2012 to EUR 11,151 million at December 31, 2012. The decrease was mainly as a result of EUR 816 million related to the purchase of treasury shares, EUR 100 million of currency translation losses and a EUR 35 million of net loss. The dividend payment to shareholders in 2012 reduced equity by EUR 259 million. The decrease was partially offset by a EUR 50 million increase related to the delivery of treasury shares and a EUR 84 million increase in share premium due to share-based compensation plans.

Shareholders’ equity decreased by EUR 2,693 million in 2011 to EUR 12,328 million at December 31, 2011. The decrease was mainly as a result of a EUR 1,460 million net loss as well as EUR 751 million related to the purchase of treasury shares. The dividend payment to shareholders in 2011 reduced equity by EUR 263 million. The decrease was partially offset by a EUR 46 million increase related to the delivery of treasury shares and a EUR 56 million increase in share premium due to share-based compensation plans.

The number of outstanding common shares of Royal Philips at December 31, 2012 was 915 million (2011: 926 million).

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

4.1.22 Liquidity position

Including the Company’s net debt (cash) position (cash and cash equivalents, net of debt), listed available-for-sale financial assets, as well as its EUR 1.8 billion committed revolving credit facility, the Company had access to net available liquid resources of EUR 429 million as of December 31, 2013, compared to EUR 1,220 million one year earlier.

Liquidity position

in millions of euros

	2011	2012	2013
Cash and cash equivalents	3,147	3,834	2,465
Committed revolving credit facility/CP program/Bilateral loan	3,200	1,800	1,800

Liquidity	6,347	5,634	4,265
Available-for-sale financial assets at fair value	110	120	65
Short-term debt	(582)	(809)	(592)
Long-term debt	(3,278)	(3,725)	(3,309)

Net available liquidity resources	2,597	1,220	429

The fair value of the Company’s available-for-sale financial assets amounted to EUR 65 million.

Philips has a EUR 1.8 billion committed revolving credit facility that can be used for general corporate purposes and as a backstop of its commercial paper program. In January 2013, the EUR 1.8 billion facility was extended by 2 years until February 2018. The commercial paper program amounts to USD 2.5 billion, under which Philips can issue commercial paper up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. There is a panel of banks, in Europe and in the US, which service the program. The interest is at market rates prevailing at the time of issuance of the commercial paper. There is no collateral requirement in the commercial paper program. Also, there are no limitations on Philips’ use of funds from the program. As at December 31, 2013, Philips did not have any loans outstanding under these facilities.

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

As at December 31, 2013, Philips had total cash and cash equivalents of EUR 2,465 million. Philips pools cash from subsidiaries to the extent legally and economically feasible. Cash not pooled remains

68      Annual Report 2013

4 Group performance  4.1.22 - 4.1.23

available for local operational or investment needs. Philips had a total gross debt position of EUR 3,901 million at year-end 2013.

Philips believes its current working capital is sufficient to meet its present working capital requirements.

4.1.23 Cash obligations

Contractual cash obligations

Presented below is a summary of the Group’s contractual cash obligations and commitments at December 31, 2013.

Contractual cash obligations at December 31, 2013

in millions of euros1)

	payments due by period
		less
		than 1	1-3	3-5	after 5
	total	year	years	years	years

Long-term debt2)	3,472	308	2	900	2,262
Finance lease obligations	241	61	78	34	68
Short-term debt	230	230	—	—	—
Operating leases	1,017	237	316	182	282
Derivative liabilities	337	112	93	92	40
Interest on debt3)	2,421	185	346	315	1,575
Purchase obligations4)	184	81	76	26	1
Trade and other payables	2,462	2,462	—	—	—

	10,364	3,676	911	1,549	4,228

1)	Data in this table are undiscounted
2)	Long-term debt includes short-term portion of long-term debt and excludes finance lease obligations
3)

Approximately 20% of the debt bears interest at a floating rate. The majority of the interest payments on variable interest rate loans in the table above reflect market forward interest rates at the period end and these amounts may change as the market interest rate changes

4)

Philips has commitments related to the ordinary course of business which in general relate to contracts and purchase order commitments for less than 12 months. In the table, only the commitments for multiple years are presented, including their short-term portion

Philips has no material commitments for capital expenditures.

Additionally, Philips has a number of commercial agreements, such as supply agreements, which provide that certain penalties may be charged to the Company if it does not fulfill its commitments.

Certain Philips suppliers factor their trade receivables from Philips with third parties through supplier finance arrangements. At December 31, 2013 approximately EUR 343 million of the Philips accounts payables were known to have been sold onward under such arrangements whereby Philips confirms invoices. Philips continues to recognize these liabilities as trade payables and will settle the liabilities in line with the original payment terms of the related invoices.

Other cash commitments

The Company and its subsidiaries sponsor post-employment benefit plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. For a discussion of the plans and expected cash outflows, please refer to note 30, Post-employment benefits.

The Company had EUR 203 million restructuring-related provisions by the end of 2013, of which EUR 128 million is expected to result in cash outflows in 2014. Refer to note 21, Provisions for details of restructuring provisions and potential cash flow impact for 2014 and further.

A proposal will be submitted to the General Meeting of Shareholders to declare a distribution of EUR 0.80 per common share (up to EUR 740 million), in cash or shares at the option of the shareholder, against the net income for 2013. Further details will be given in the agenda for the General Meeting of Shareholders, to be held on May 1, 2014.

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. At the end of 2013, the total fair value of guarantees recognized by Philips in other non-current liabilities amounted to less than EUR 1 million. The following table outlines the total outstanding off- balance sheet credit-related guarantees and business-related guarantees provided by Philips for the benefit of unconsolidated companies and third parties as at December 31, 2012 and 2013.

Annual Report 2013      69

4 Group performance 4.1.23 - 4.1.24

Expiration per period

in millions of euros

	total amounts committed	less than 1 year	1-5 years	after 5 years
2013
Business-related guarantees	292	107	117	68
Credit-related guarantees	41	19	7	15

	333	126	124	83
2012
Business-related guarantees	295	113	114	68
Credit-related guarantees	27	11	—	16

	322	124	114	84

4.1.24 Supply management

The year 2013

Throughout 2013 the average market prices for energy and raw materials, which represent approximately 15% of our direct and indirect spend, remained fairly stable compared to the average for 2012. The potential impact of improving economic conditions in mature economies in the second half of the year was offset by a simultaneous slow-down of demand in growth geographies, especially in China. Steel and other metals prices were stable at a historically low level, while oil and plastics stabilized at a higher level. Given the economic circumstances it was remarkable that packaging market prices increased in 2013.

Rare earth prices continued to slide, and this has contributed to realizing higher savings levels in 2013. Contingency measures are in place to delay and mitigate the impact of a possible new hike in the price of rare earths in the future. The major successes of Eco-Halogen lamps and similar products in the market have fueled demand for Xenon, which is used as a filler gas in these lamps. Since global production has not increased, this has led to tight supply and a price peak. Therefore a major effort was made resulting in replacement of Xenon by an alternative gas for a large part of the portfolio by the end of 2013. The availability of helium remains a constant concern, though acute shortages have not occured. Technical measures have been taken to almost completely prevent loss of helium in our operations.

Thanks to a rigid procurement focus on organizational set-up and performance drivers, the overall procurement performance improved substantially in 2013 in accordance with the plan to save an additional EUR 1 billion. This is supporting the competitiveness of our business propositions. All parts of the new Procurement organization have contributed to this improvement.

The year 2012

In the course of 2012, the market prices of energy and raw materials, which together represent 15% of our purchasing spend, showed diverse trends in a very volatile market. Prices of most metals dropped from their high levels in 2011 largely as a consequence of the slowdown of the global economy, and especially due to slower Chinese consumption growth. In spite of the economic slowdown, energy prices kept their high price levels in 2012, mainly due to market fears and uncertainty from turbulence in various oil-producing countries in 2012.

70      Annual Report 2013

4 Group performance 4.2 - 4.2.2

4.2 Social performance

Our businesses provide innovative solutions that address major trends affecting the world – the demand for affordable healthcare, the need for greater energy efficiency and the desire for personal well-being.

In 2013, Philips further strengthened its focus on sustainability. This is rooted in our long-standing belief that sustainability is a key enabler of value creation and offers opportunities to innovate our way out of the challenging economic circumstances. Therefore, sustainability is an integral part of Philips’ vision and strategy.

4.2.1 Improving people’s lives

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

Through Philips products and solutions that directly support the curative or preventive side of people’s health, we improved the lives of 630 million people in 2013, driven by our Healthcare sector. Additionally, our well-being products that help people live a healthy life, and our Green Products that contribute to a healthy ecosystem, improved the lives of 290 million and 1.49 billion people respectively. After the elimination of double counts - people touched multiple times - we arrived at 1.8 billion lives. This is an increase of 100 million compared to our total baseline of 1.7 billion people a year, established in 2012. More information on this metric can be found in chapter 13, Sustainability statements, of this report.

4.2.2 Employee engagement

Employee engagement is key to our competitive performance. Engaged employees help us meet our business goals and help make Philips a great place to work. We have used employee engagement surveys for over a decade to gather feedback and focus areas and have seen tangible results along our journey.

In 2012, we announced our intention to move from an annual measurement of Employee Engagement Survey data to a bi-annual basis in order to allow more time for teams to analyze results and implement improvement actions. We also used this as an opportunity to review the way we approach engagement, with the aim of improving the link between the high levels of employee engagement that we achieve and improved business results.

In 2013 we applied a more contemporary model relevant for the next steps in our journey. While our employee survey using the refreshed methodology is not directly comparable to our historical metric, we see

Annual Report 2013      71

4 Group performance  4.2.2 - 4.2.3

that 75% of our employees provided a favorable response to our new engagement index, 3 points above the external high-performing benchmark. This is a very encouraging result; especially given the speed and scale of our current transformation.

The survey results indicate the following areas as strengths:

•	Clarity of strategic direction provided by senior leadership

•	Adopting good ideas from all over the company

•	Making good use of skills and abilities

•	Providing opportunities for employees to grow and develop

•	Senior leaders’ belief in the future of Philips

There are also improvement areas:

•	Making the changes necessary to compete effectively and applying these changes in a consistent manner

•	Ability as an organization to fix problems so they don’t happen again

•	Senior leaders have to do more to ensure we drive collaboration, execution and improvement across organizational boundaries

•	Focus on customers must continue to strengthen

•	Need to create a diverse workforce and inclusive culture where people of all backgrounds can succeed in Philips

Engagement is now an integral part of how we build our culture and is an ingredient in a broader portfolio of initiatives and measurement tools. For example, in our end-to-end transformations, we use surveys to ensure forward progress while creating opportunities for team dialogues. We will use shorter, targeted surveys and dialogue platforms to maintain focus on key areas until the next full-census employee survey in 2015.

4.2.3 Diversity and inclusion

We set measurable objectives for achieving diversity and inclusion within Philips. Measuring performance against defined metrics twice annually, Executive Committee members hold their organizations accountable for progress and review actions and outcomes as part of business reviews.

With the roll-out of a revised Diversity and Inclusion (D&I) strategy and the launch of a new global D&I policy in 2013, Philips has taken major steps to clearly anchor diversity and inclusion as priorities and to engage all employees and leaders in contributing to an inclusive work environment. This policy prescribes:

•

Championing workforce diversity. We embrace unique individuals regardless of race, color, age, gender, gender identity or expression, sexual orientation, language, religion, political or other opinion, disability, national or social origin or birth.

•	Valuing diverse perspectives. We leverage the diverse thinking, skills, experience and working styles of everyone in our company.

•	Building a flexible organization. We provide opportunities for work arrangements that accommodate the diverse needs of people at different career and life stages.

•	Respecting stakeholder diversity. We develop strong and sustainable relationships with diverse stakeholders including customers, communities, governments, suppliers and shareholders.

Progress has been made in ensuring a better representation of women in leadership roles: women now constitute 15% of Philips’ executive population, an increase of 1 percentage point year-on-year. Also, we have been appointing more local leaders: at year-end 2013, over 75% of senior leaders in countries were of local origin.

Going forward, driving D&I remains a priority for Philips. While female representation has also increased at professional and management level, Philips has made this an attention point for the coming year as well, recognizing that this is necessary in order to strengthen the leadership pipeline and create a strong basis for sustainable change. Therefore, a commitment has been made to increase the share of women in corporate grades 70 – 90 (refer to professionals and management category in the graphs) by 5 percentage points (per

72      Annual Report 2013

4 Group performance 4.2.3 - 4.2.4.1

grade) by 2016 compared to the 2012 baseline. Over the same period, the share of female executives is to increase to 20% of the total executive population.

Philips has two women on its Executive Committee and two female members of the Supervisory Board. Philips executives come from more than 30 countries.

In 2013, Philips employed 35% females, a decrease of 1 percentage point compared to 2012.

In 2013, employee turnover amounted to 16% (15% in non-manufacturing sites; 20% in manufacturing locations), an increase compared to 2012 caused by the changing industrial footprint, divestments at Healthcare, the company’s overhead reduction program and high turnover of manufacturing staff in our factories, mainly in the growth markets.

Employee turnover

in %

	2011	2012	2013
Female	13	14	18
Male	10	13	15

Philips Group	11	14	16

Employee turnover: manufacturing vs non-manufacturing sites

in %

	2012	2013
Manufacturing staff	17	20
Non-manufacturing staff	12	15

Group	14	16

4.2.4 Employment

The year 2013

The total number of Philips Group employees (Continued operations) was 114,689 at the end of 2013, compared to 116,082 at the end of 2012. Approximately 41% were employed in the Lighting sector, due to the continued vertical integration in this business. Some 32% were employed in the Healthcare sector and approximately 16% in the Consumer Lifestyle sector.

Annual Report 2013      73

4 Group performance 4.2.4.1 - 4.2.4.1

Compared to 2012, the number of employees in continuing operations decreased by 1,393. This decrease reflects a reduction of 688 employees, mainly related to the industrial footprint rationalization at Lighting. It also reflects the departure of 705 employees due to divestments in Healthcare.

Approximately 52% of the Philips workforce was located in mature geographies, and about 48% in growth geographies. In 2013, the number of employees in mature geographies decreased by 1,614, mainly attributable to reductions relating to the company’s overhead reduction program and the industrial footprint reduction in Lighting. Growth geographies headcount increased by 221, primarily in the growth businesses in Consumer Lifestyle.

Employees per sector

in FTEs at year-end

	2011	2012	2013
Healthcare	37,955	37,460	37,008
Consumer Lifestyle	15,471	16,542	17,854
Lighting	53,168	50,224	46,890
Innovation, Group & Services	13,001	11,856	12,937

Continuing operations	119,595	116,082	114,689
Discontinued operations	5,645	2,005	1,992

	125,240	118,087	116,681

Employees per geographic cluster

in FTEs at year-end

	2011	2012	2013
Western Europe	32,901	31,126	30,514
North America	28,129	26,134	25,080
Other mature geographies	3,232	3,359	3,478

Total mature geographies	64,262	60,619	59,072
Growth geographies	55,333	55,463	55,617

Continuing operations	119,595	116,082	114,689
Discontinued operations	5,645	2,005	1,992

	125,240	118,087	116,681

Employment

in FTEs

	2011	2012	2013
Position at beginning of year	119,775	125,240	118,087
Consolidation changes:
acquisitions	4,759	909	—
divestments	(479)	(1,024)	(705)
comparable changes	(850)	(3,398)	(688)
Divestment and other changes in discontinued operations	2,035	(3,640)	(13)

Position at year-end	125,240	118,087	116,681
of which:
continuing operations	119,595	116,082	114,689
discontinued operations	5,645	2,005	1,992

The year 2012

The total number of Philips Group employees was 116,082 at the end of 2012, compared to 119,595 at the end of 2011. Approximately 43% were employed in the Lighting sector, due to the continued vertical integration in this business. Some 32% were employed in the Healthcare sector and approximately 14% in the Consumer Lifestyle sector.

Compared to 2011, the number of employees decreased by 3,513. This decrease reflects a reduction of 3,398 employees, mainly related to the company’s overhead reduction program, primarily at Lighting and IG&S. It also reflects the departure of 1,024 employees, mainly due to the industrial footprint reduction at Lighting, and the addition of 909 employees from acquisitions (mainly Indal).

Approximately 52% of the Philips workforce was located in mature geographies, and about 48% in growth geographies. In 2012, the number of employees in mature geographies decreased by 5,036, as the additional headcount from acquisitions was more than offset by reductions relating to the company’s

74      Annual Report 2013

4 Group performance 4.2.5 - 4.2.6

overhead reduction program and the industrial footprint reduction in Lighting. Growth geographies headcount increased by 1,523, primarily in the growth businesses in Consumer Lifestyle.

4.2.5 Developing our people

Philips’ vision statement includes the following affirmation: “We will be the best place to work for people who share our passion. Together we will deliver superior value for our customers and shareholders.”

As part of our drive to build a learning organization, learners at Philips are supported by a personalized University Portal accessible through all media, which facilitates individual learning journeys according to the 70 (on-the-job experience): 20 (coaching): 10 (classroom) model.

Our key 2013 objective in terms of leadership development was the creation of a Leadership Academy, based on a strategic framework that differentiates the learning needs of leaders at every level in the organization: Transformation, Transition and Accelerate.

The Academy flagship leadership development programs (including the market program Shaping Markets and the first-time manager program Leading People@Philips) are being co-created in collaboration with leading suppliers and business schools, with a strong emphasis on helping people to develop on the job and through external coaching and mentoring.

In 2013 we also started building a stronger, more focused and cost-effective approach to assessment for development. We introduced two new assessment tools – Manager Ready, a powerful virtual manager readiness assessment solution which was piloted in key markets (China, India, ASEAN, Central Europe, Benelux, Middle East & Turkey, and the US) and the renewed 360 program based on the new Leadership Competencies and Philips behaviors.

Enrollment in functional curricula programs, including Marketing, Finance, IT, Sales, HR, Procurement and Innovation, decreased to 19,000 from 24,000 in 2012. One of the reasons for this reduction is that many functional curricula were reviewed and content rationalized in 2013, allowing us to redeploy the investment into development of new content.

number of enrollments

	2009	2010	2011	2012	2013
Core Curriculum programs	5,500	20,000	39,500	43,000	32,500

The Legal curriculum hit the record of 63,000 enrollments, largely driven by the global roll-out of mandatory Compliance programs. In 2013, we also introduced local market programs with specific training modules for our staff in various geographies, including China, India and Africa.

We recorded 1,000 enrollments for the new Philips Excellence curriculum and around 2,500 registrations for the End2End curriculum programs.

Other programs

Philips has played a pioneering role in the Netherlands with its national Vocational Qualification Program (CV) and the Philips Employment Scheme (WGP). The CV project has been running since 2004 and targets employees who know their trade well, but do not have a diploma to prove it. CV provides a solution by awarding these people a recognized qualification. To date, some 1,800 participants have obtained a qualification that will help them in their future careers.

Via WGP, we offer vulnerable groups of external jobseekers a work experience placement, usually combined with some kind of training. The program started in 1983 and over 12,500 people have participated since. After participating in the program, about 70% find a job. In 2013, Philips employed some 150 persons via the WGP program, including young people with autism who are training to become a test engineer. Of the previous group of 10 autistic persons, eight found a job, one proceeded with a course of study, and the other is applying for jobs.

Training spend

Our external training spend in 2013 amounted to EUR 47.3 million, in line with EUR 46.9 million in 2012.

4.2.6 Health and Safety

Philips strives for an injury-free and illness-free work environment, with a sharp focus on decreasing the number of injuries and process improvements. This is defined as a KPI, on which we set yearly targets for the company and our individual sectors.

Annual Report 2013      75

4 Group performance 4.2.6 - 4.2.7

We regret to report three fatalities in 2013, all involving contractors. In Pakistan and Colombia, two contractors died while working on a Lighting project. In Poland a contractor died while working on a reconstruction at one of our factories.

In 2013, we recorded 307 Lost Workday Injuries cases, i.e. occupational injury cases where the injured person is unable to work one or more days after the injury, a significant decrease compared with 345 in 2012. The number of Lost Workdays caused by these injuries amounted to 9,603 days down from 12,630 days in 2012. The rate of Lost Workday Injuries decreased to 0.28 per 100 FTEs compared with 0.31 in 2012.

Lost Workday Injuries

per 100 FTEs

	2009	2010	2011	2012	2013
Healthcare	0.20	0.25	0.20	0.22	0.19
Consumer Lifestyle	0.26	0.26	0.23	0.25	0.24
Lighting	0.76	0.80	0.64	0.45	0.41
Innovation, Group & Services	0.07	0.13	0.04	0.05	0.04

Philips Group	0.44	0.50	0.38	0.31	0.28

All sectors showed a decrease in the Lost Workday Injury rate. At Lighting, a dedicated action program, “Safety First”, was launched five years ago to drive down injury levels. In 2012, various regional Health & Safety improvement programs and peer audit programs were started and further expanded in 2013. Since 2010, Lighting achieved a strong decline in reported accident rates mainly attributed to active management involvement, launch of a new policy on machine safety improvements and further strengthening of management systems at major sites implementing the “Safety First” program. Lighting initiated a work stream to address Health & Safety management in Turnkey projects, headed by the Lighting market leaders. In efforts to further reduce injury rates, Lighting will also roll-out a Behavior Based Safety program in 2014.

The Health & Safety performance of Healthcare improved significantly in 2013. The Lost Workday Cases (LWC) decreased from 80 to 70 while the LWC Rate decreased from 0.22 to 0.19 compared to 2012 figures.

Healthcare targeted Health & Safety performance improvement actions within their Field Service Organization (FSO) to include organizational ownership and program management among other items. The FSO overall impact on the Sector Health & Safety performance decreased in 2013 compared to 2012. FSO Lost Workday Cases decreased from 46% to 38% of the Sector total while the number of Lost Workdays decreased from 49% to 38% of the Sector total compared to 2012. While the total number of Lost Workday Cases decreased in 2013, the number of Lost Workdays increased primarily due to isolated incidents with extended healing times.

Consumer Lifestyle continued to have low injury case levels. A new governance structure was launched in the Consumer Lifestyle organization to embed Health & Safety performance review and ownership in the businesses. The acquisitions Preethi and Povos started reporting their performance in 2013.

4.2.7 General Business Principles

The Philips General Business Principles (GBP) govern Philips’ business decisions and actions throughout the world, applying equally to corporate actions and the behavior of individual employees. They incorporate the fundamental principles within Philips for doing business.

The GBP are available in most of the local languages and are an integral part of the labor contracts in virtually all countries where Philips has business activities. Responsibility for compliance with the principles rests primarily with the management of each business. Every country organization and each main production site has a compliance officer. Confirmation of compliance with the GBP is an integral part of the annual Statement on Business Controls that has to be issued by the management of each business unit. The GBP incorporate a whistleblower policy, standardized complaint reporting and a formal escalation procedure. The whistleblower policy is intended to supplement more specific local grievance or complaint procedures. If employees wish to raise an issue for which there is a more specific procedure or grievance channel available, they are free to use this, e.g. use the applicable human resources procedures for employment issues. However, in case of concerns of suspected violations of applicable laws or regulations employees are urged to always report these to either their GBP Compliance Officer or the Philips Ethics Line.

The global implementation of the Philips Ethics hotline seeks to ensure that alleged violations are registered and dealt with consistently within one company-wide system.

76      Annual Report 2013

4 Group performance 4.2.7 - 4.2.8

To drive the practical deployment of the GBP, a set of directives has been published, which are applicable to all employees. There are also separate directives which apply to specific categories of employees, e.g. the Supply Management Code of Ethics and Financial Code of Ethics. Details can be found at www.philips.com/gbp.

In 2013, we introduced a mandatory sign-off on GBP for all executives.

Business Integrity Survey

In June 2013, a business integrity survey has been rolled out to all employees in eight most relevant languages to get their input on the effectiveness of our GBP program. The survey provides input on a number of aspects that are recognized to influence responsible business conduct. The insights that were derived from this survey were used to further enhance the effectiveness of the current compliance activities as well as the compliance road map.

The overall conclusion that could be drawn from the survey is that the Philips culture provides a sound basis to build upon, and that leaders are well positioned to manage integrity even more actively so as to support an environment in which employees feel comfortable to discuss or report potential issues and dilemmas.

Ongoing training

The business integrity survey provided the kickoff of a global GBP communications campaign, culminating in a global event called the ‘GBP dialogue week’ held in October 2013, in which managers were invited to hold sessions with their teams to discuss GBP in relation to their function or business. In their feedback, participating managers indicated they experienced this week as very meaningful and worth repeating.

The mandatory web-based GBP training, which is designed to reinforce awareness of the need for compliance with the GBP, is available in 23 languages. Every quarter, all new hires get an invitation to take this training in their local language. In addition, targeted audiences have been invited to take a web-based training on specific topics, including anti-bribery, antitrust, privacy and export controls.

More information on the Philips GBP can be found in chapter 6, Risk management, of this report. Results of the monitoring in place are provided in the chapter 13, Sustainability statements, of this report.

4.2.8 Stakeholder engagement

In organizing ourselves around customers and markets, we create dialogues with our stakeholders in order to explore common grounds in addressing societal challenges, build partnerships and jointly develop supporting ecosystems for our innovations. Working with partners is crucial in delivering on our vision to make the world healthier and more sustainable through innovation. An overview of stakeholders is provided in chapter 13, Sustainability statements, of this report.

Strategic Partner of the World Economic Forum

In 2013, Philips entered into a strategic partnership with the World Economic Forum. The Forum’s mission of ‘Improving the state of the world’ closely matches our own and the Forum engages business, political, academic and other leaders of society to shape global, regional and industry agendas in an informal, action focused way.

During the first year of our partnership, Philips contributed significantly to the Forum’s agenda, with active participation in three industry groups, numerous speaking roles at the various meetings and a co-chairmanship of Frans van Houten at the World Economic Forum on Africa summit in Cape Town. Furthermore, Deborah DiSanzo, CEO Healthcare, has accepted to chair a thought leadership initiative that will explore Health Systems Leapfrogging in Emerging Markets.

The Philips Center for Health and Well-being

Over the last 5 years, Philips has run The Philips Center for Health and Well-being as a knowledge-sharing forum that raised the level of dialogue on key societal questions that matter most to citizens and communities. In 2013, the Aging Well think tank, one of the initiatives of the Center, actively participated in a number of events, such as the Aging in America conference of the American Society on Aging, the International Congress on Telehealth and Telecare of the King’s Fund in the UK, and a well-attended expert roundtable to explore next-generation technologies for aging well. As of 2014, the activities of the Center will be merged with our other stakeholder engagement platforms and initiatives across the businesses and markets.

Partnering to improve healthcare in Africa

In November 2013, Philips and AMREF Flying Doctors announced that they will work together in a partnership to structurally improve healthcare infrastructure and provision in Africa. Both parties will leverage their respective strengths to help tackle inadequately

Annual Report 2013      77

4 Group performance 4.2.8 - 4.2.9

equipped medical facilities and inadequately trained staff as a way to better address the growing incidence of non-communicable diseases across the continent. AMREF and Philips will also work with local stakeholders to develop and implement large-scale projects to make healthcare more accessible to the local population.

We sought similar partnerships in our ‘Fabric of Africa’ campaign launched in 2013. The campaign’s primary intent is to enter into public/private partnerships with local and international stakeholders to improve healthcare delivery in the areas of non-communicable diseases, maternal and child health, healthcare infrastructure, technology and clinical training. Philips has developed innovative, low-resource setting health technologies and e-Health solutions to address the challenges in the African market. More information on this campaign can be found at www.philips.com/FabricofAfrica.

Working on global issues

In 2013, Philips participated in a number of international conferences and events focused on sustainable development and climate change. These included the Climate Week in New York City (organized by The Climate Group), co-launching the ‘Cities & Aging’ policy snapshot with the Global Cities Indicator Facility in Toronto, as well as the United Nations Climate Change Conference in Warsaw, Poland. Most notably we were invited as the only private sector company to join the UN Secretary General’s Chief Executives Board, with Ban Ki Moon and part of his UN leadership team. Here we highlighted that energy efficient and intelligent LED solutions will result in a 30% reduction of electricity consumption by the global lighting market in 2020 compared to 2006. This equates to a reduction of 515 megaton CO2 emissions, while also significantly reducing energy bills by around EUR 100 billion in 2020.

Innovation event

In November, Philips Research organized an Innovation Event at the High Tech Campus with external guest speakers, to share best practices, share Philips corporate ambition for more sustainable product solutions; initiate new innovative concepts to radically improve access to healthcare; new products that decrease food waste and help meet world food security goals; and to identify new approaches to the circular economy, focusing on concepts such as “design for reuse” and improved recycling efficiency. We believe these global challenges can only be addressed through Open Innovation and regional partnerships with all stakeholders involved. We collaborate with academics, universities through direct partnerships, Open Innovation initiatives and government driven initiatives, like FP7 and Horizon 2020, two European Union research programs.

4.2.9 Social Investment Programs

In 2013, we continued to develop and localize our global social investment program, SimplyHealthy@Schools. In Brazil, 230 employees from Philips offices and factories registered to volunteer in Fal@ndo em Bem-Estar, the local adaptation of SimplyHealthy@Schools. The program aims to empower kids from 8 to 12 to change their habits, health and environment and educates teenagers about safe sex and sexual transferable diseases prevention, a critical national issue.

Philips Brazil also rolled-out a new initiative in 2013 with an important Healthcare partner, Fleury. Based on the same topics and questions explored in our Fal@ndo em Bem-Estar, the project consists of a giant interactive board game, developed to be used in schools throughout the entire country by Fleury and Philips employees.

In North America, the Philips Cares program provides ways for employees to work together to improve people’s lives by creating healthy, sustainable communities that contribute to the success and well- being of future generations. This can take many forms: from helping a child to excel in math, to providing safety and energy efficient home improvements to the disadvantaged, to raising awareness about the importance of cardiac health. In 2013 alone, more than 5,000 employees participated in volunteer opportunities that suited their needs, schedules, and passions in partnerships with organizations such as American heart Association, March of Dimes, and Rebuilding Together.

At the end of 2012 we signed a three year partnership agreement with the Royal Dutch Football Association (KNVB) to support their WorldCoaches program by installing more than 100 solar lighting ‘Light Centers’ in rural communities throughout Africa and South America. Working together with local communities and the KNVB, the Light Centers will provide safe and functional space for sports and other community activities after dark.

Throughout 2014, Philips will roll out a new three pillar social investment strategy, comprising of a disaster relief program, a local community investment program

78      Annual Report 2013

4 Group performance 4.2.9 - 4.2.10

and a signature social innovation program. The main focus will be on access to healthcare, access to light and healthy futures.

4.2.10 Supplier sustainability

Many of our products are being created and manufactured in close cooperation with a wide range of business partners, both in the electronics industry and other industries. Philips needs suppliers to share our commitment to sustainability, and not just in the development and manufacturing of products but also in the way they conduct their business. We require suppliers to provide a safe working environment for their workers, to treat workers with respect, and to work in an environmentally sound way. Our programs are designed to engage and support our suppliers on a shared journey towards continuous improvement in supply chain sustainability.

As a leading company in sustainability, Philips will act as a catalyst and support our suppliers in their pursuit of continuous improvement of social and environmental performance. We recognize that this is a huge challenge requiring an industry-wide effort in collaboration with other societal stakeholders. Therefore, we remain active, together with peers in the industry, in the Electronic Industry Citizenship Coalition (EICC) and encourage our strategic suppliers to join the EICC too. We will also continue to seek active cooperation and dialogue with other societal stakeholders including governments and civil society organizations, either directly or through institutions like the EICC, the multi- stakeholder programs of the Sustainable Trade Initiative IDH, and the OECD.

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

2013 supplier audits in risk countries

In 2013, Philips conducted 200 full-scope audits, including four joint audits conducted on behalf of Philips and other EICC member companies. Additionally, 59 audits of potential suppliers were performed. Potential suppliers are audited as part of the supplier approval process, and they need to close any zero-tolerance issues before they can start delivering to Philips. In our new audit approach, we place more focus on capacity building programs to realize structural improvements leading to better audit results.

As in previous years, the majority of the audits in 2013 were done in China. The total number of full-scope audits carried out since we started the program in 2005 is 2,162. This number includes repeated audits (131 in 2013), since we execute a full-scope audit at our risk suppliers every three years. The audit program covers 90% of our spend with risk suppliers.

Annual Report 2013      79

4 Group performance 4.2.10 - 4.2.11

Audit findings

We believe it is important to be transparent about the issues we observe during the audits. Therefore we have published a detailed list of identified major non-compliances in our annual report since 2010.

To track improvements Philips measures the ‘compliance rate’ for the identified risk suppliers, being the percentage of risk suppliers that was audited within the last 3 years, and do not have any – or have resolved all major non-compliance. During 2013 we achieved a compliance rate of 77% (2012: 75%).

Please refer to sub-section 13.2.2, Supplier indicators, of this report for the detailed findings of 2013.

Supplier development and capacity building

Based on many years of experience with the audit program, we know that a combination of audits, capacity building, consequence management and structural attention from management is crucial to realize structural and lasting changes at supplier production sites. In 2013 we continued our focus on capacity building initiatives which are offered to help suppliers improve their practices. Our supplier sustainability experts in China, India and Brazil organized trainings, visited suppliers for on-site consultancy, conducted pre-audit checks and helped suppliers to train their own employees on topics like occupational health and safety, emergency preparedness and chemicals management.

We also teamed up with peers in the industry and civil innovative multi-stakeholder initiative sponsored by the Sustainable Trade Initiative (Initiatief Duurzame Handel). The goal is to improve working conditions for more than 500,000 employees in the electronics sector. Two years ago the program was kicked-off in China’s Pearl River Delta, and now expanded to also cover supplier factories in the Yangtze River Delta area. A total of 15 Philips suppliers are now participating in the program.

4.2.11 Conflict minerals: issues further down the chain

In line with Philips’ commitment to supply chain sustainability, we feel obliged to implement measures in our chain to ensure that our products are not directly or indirectly funding human atrocities in the Democratic Republic of the Congo (DRC). We are concerned about the situation in eastern DRC where proceeds from the extractives sector are used to finance rebel conflicts in the region. Philips is committed to address this issue through the means and influencing mechanisms available to us, even though Philips does not directly source minerals from the DRC and mines are typically seven or more tiers removed from our direct suppliers.

Although this region has a rich supply of minerals, its economy has collapsed due to decades of ongoing conflict. In an effort to prevent minerals from financing war, many companies worldwide have shied away from purchasing minerals from the DRC, creating a de facto embargo in a region where mining is often the only source of income for local communities. We decided that this was not the right approach and instead of avoiding the DRC, we took the more difficult road, supporting conflict-free sourcing from the DRC. To promote cooperation and economic growth in the region outside the control of the rebels, we launched the Conflict-Free Tin Initiative. This initiative introduces a tightly controlled conflict-free supply chain of tin from a mine in the DRC all the way down to an end-product. Philips is one of the industry partners brought together by the Dutch government that initiated the program in 2012. To underline our commitment to conflict-free sourcing, we joined a delegation in February 2013 to visit the mine and engage with different local stakeholders in the DRC. At the end of 2013 we reached

80      Annual Report 2013

4 Group performance 4.2.11 - 4.3.1

an important milestone when the first end-user products containing this conflict-free tin were made in our Philips Lighting factory.

During 2013 we continued our work with 349 priority suppliers to raise awareness and conduct supply chain investigations to determine the origin of the metals in our products. This resulted in the identification of 191 smelters in our supply chain involved to process these metals. We publish this smelter list on our website, creating transparency at deeper levels in our supply chain of those actors that we believe hold the key towards effectively addressing the concerns around conflict minerals. Philips encourages all smelters in our supply chain to join the Conflict Free Smelter program and demonstrate their conflict-free status via independent third party assessments. 29% of the smelters identified by our suppliers have now successfully passed the Conflict Free Smelter assessment. As sufficient conflict-free smelters for all four metals (Tin, Tantalum, Tungsten and Gold) will become available, Philips plans to direct its supply chain towards these smelters.

We believe that industry collaboration and stakeholder dialogue are important to create impact at these deeper levels of our supply chain. Therefore Philips continued its active contribution to the Conflict Free Sourcing Initiative, a joint effort of the EICC and GeSI and others to positively influence the social and environmental conditions in the metals extractives supply chain. To assist in developing a due diligence standard for conflict minerals, we continued our participation in the multi-stakeholder OECD-hosted program for the implementation of the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”. We also continued our engagement with relevant stakeholders including the European Parliament, other industry organizations and local as well as international NGOs in Europe and the U.S. to see how we can resolve the issue.

In line with the US Dodd-Frank Act, we started preparations for publishing a Philips Conflict Minerals Report, including an audit of the Conflict Minerals Report as required by the Act.

For more details and result of our supplier sustainability program, please refer to sub-section 13.2.2, Supplier indicators, of this report.

4.3 Environmental performance

EcoVision

Philips has a long sustainability history stretching all the way back to our founding fathers. In 1994 we launched our first program and set sustainability targets for our own operations. Next we launched our first EcoVision program in 1998 which focused on operations and products. We also started to focus on sustainability in our supply chain in 2003. We extended our scope further in 2010 by including the social dimension of products and solutions, which is now reflected in our renewed company vision stating that we strive to make the world healthier and more sustainable through innovation. Our goal is to improve the lives of 3 billion people a year by 2025.

The main elements of the EcoVision program are:

•	Improving people’s lives

•	Green Product sales

•	Green Innovation, including Circular Economy

•	Green Operations

•	Health & Safety

•	Supplier Sustainability

In this environmental performance section an overview is given of the most important environmental parameters of the program. Improving people’s lives, Health & Safety, and Supplier Sustainability are addressed in the Social performance section. Details of the EcoVision parameters can be found in the chapter 13, Sustainability statements, of this report.

4.3.1 Green Innovation

Green Innovation is the Research & Development spend related to the development of new generations of Green Products and Green Technologies. We announced in 2010 our plan to invest a cumulative EUR 2 billion in Green Innovation during the coming 5 years. In 2013 Philips invested some EUR 509 million in Green Innovation, with the strongest contribution from Lighting mainly stemming from investments in LED.

Annual Report 2013      81

4 Group performance 4.3.1 - 4.3.1

Healthcare

Philips Healthcare develops innovative solutions across the continuum of care in collaborating with clinicians and customers to improve patient outcomes, provide better value, and expand access to care. While doing so, we take into account all Green Focal Areas and aim to reduce environmental impact over the total lifecycle, with a focus on energy efficiency and dose reduction. Healthcare investments in Green Innovation in 2013 amounted to EUR 80 million, a significant decrease compared with 2012. This can be attributed to a number of significant Healthcare projects which were completed in 2012. Other areas covered include increased levels of recycled content in our products, remote servicing and closing the materials loop, e.g. through upgrading strategies, parts harvesting and refurbishing programs as well as reducing environmentally relevant substances from our products. Philips Healthcare actively supports a voluntary industry initiative (COCIR) for improving the energy efficiency of imaging equipment. Moreover, we are actively partnering with care providers to look together for innovative ways to reduce the environmental impact of healthcare, for example by optimizing energy efficient use of medical equipment.

Consumer Lifestyle

Green Innovation at Consumer Lifestyle amounted to EUR 75 million compared to EUR 70 million in 2012 and resulted in an increase in Green Product sales in all Business Groups. The sector continued its work on improving the energy efficiency of its products, closing the materials loop (e.g. by using recycled materials in products and packaging) and the voluntary phase-out of polyvinyl chloride (PVC), brominated flame retardants (BFR) and Bisphenol A (BPA) from food contact products. In particular, more than 80% of the shaving and grooming products are completely PVC/BFR-free.

Lighting

At Lighting, we strive to make the world healthier and more sustainable through energy-efficient lighting solutions. In 2013 Lighting invested EUR 327 million in line with EUR 325 million in 2012 to develop products and solutions that address environmental and social challenges. Investments are made to advance the LED revolution, which can substantially reduce carbon dioxide emissions (by switching from inefficient to energy-efficient lighting). Recent examples include the TLED and the Philips LUXEON Altilon product family in the Mercedes S-class Intelligent Lighting System, making this the first car in which all lighting functions are LED. Furthermore, Lighting has developed solutions for water purification, solar LEDs for rural and urban locations, and LED solutions for agricultural applications supporting biodiversity.

Philips Group Innovation

Philips Group Innovation invested EUR 27 million in Green Innovations, spread over projects focused on global challenges related to water, air, waste, energy, food and access to affordable healthcare. Group Innovation deployed the Sustainable Innovations Assessment tool in which innovation projects are mapped, categorized and scored along the environmental and social dimension to identify those innovation projects that drive sustainable innovation. One example of a Group Innovation project is related to low cost solar-powered LED lighting.

When the sun sets in Africa, over 600 million people on the continent rely on kerosene and candles to see in the dark. For most of the population who are at the Base of the Pyramid (BoP) these lighting solutions remain costly, give only low illumination and are highly non-sustainable. The BoP comprises four billion people living in our world today, and in the poorest socio-economic group. We engaged directly with BoP consumers in some of the poorest areas of Africa to understand their needs for lighting and energy and how they wish to use that light. The insights derived from these studies have resulted in a re-design of our entire portfolio of solar lighting for the consumer. At the same time the new products take advantage of the very latest developments in LED, solar panels and battery technology, resulting in a portfolio that is flexible in use-case, has a high performance, is robust and long lasting. All this is provided at price-points that match the spending power of the target consumers with a payback time within 3-6 months.

82      Annual Report 2013

4 Group performance 4.3.1 - 4.3.2

Energy efficiency of products

Energy efficiency is a key Green Focal Area for our Green Products. About 97% of the energy consumed during the use phase of our products is attributable to Lighting products, according to our analysis. The remaining 3% is split over Consumer Lifestyle and Healthcare. Therefore, we focus on the energy efficiency of our Lighting products in the calculation. The annual energy consumption per product category is calculated by multiplying the power consumption of a product by the average annual operating hours and the annual pieces sold and then dividing the light output (lumens) by the energy consumed (watts). The average energy efficiency of our total product portfolio improved some 2% in 2013 (19% compared to 2009).

In 2013 LED sales continued to advance well, but demand for conventional lighting remained fairly stable due to the challenging economic environment. Since the number of traditional lamps sold is significantly higher than LEDs, the energy efficiency improvement of the total Lighting portfolio in 2013 was limited. As the traditional incandescent lamp will be banned in more countries, we expect the energy efficiency improvement to advance in the coming years. Our target for 2015 is a 50% improvement compared to the 2009 baseline. In this target setting, assumptions were made on the speed of the regulatory developments in this area, which stayed behind expectations. Therefore, in 2015 the target of 50% improvement will probably not yet be achieved. Further details on this parameter and the methodology can be found in the document ‘Energy efficiency of Philips products’ at www.philips.com/sustainability.

Circular economy

For a sustainable world, the transition from a linear to a circular economy is a necessary boundary condition. A circular economy aims to decouple economic growth from the use of natural resources and ecosystems by using those resources more effectively. It is a driver for innovation in the areas of material-, component- and product reuse, as well as new business models such as solutions and services. In a circular economy, the more effective (re)use of materials enables to create more value, both by cost savings and by developing new markets or growing existing ones.

In 2013, Philips started its circular economy approach. Key characteristics are customer access over ownership (pay for performance e.g. pay per lux or pay per scan), business model innovations (from transactions to relationships via service and solution models), reverse cycles (including partners outside current value chains e.g. upstream-downstream integration and co-creation) and logistics, innovations for material-, component-, and product reuse, products designed for disassembly and serviceability. In 2013, Philips became a global partner of the Ellen McArthur Foundation, the leading organization on the concept of circular economy.

Closing the material loop

In 2013 we restated the 2009 baseline for global collection and recycling amounts at around 22,500 tonnes (excluding TV and AVM&A), based on the data retrieved from the WEEE collection schemes and from our own recycling and refurbishment services (mainly Healthcare). The amount of collection and recycling for 2012 (reported in 2013) was calculated at 31,000 tonnes, excluding AVM&A (which was calculated at 9,000 tonnes). A small improvement compared to the amount for 2011 due to an increase in recycled products in Healthcare.

Recycled materials

We calculated the amount of recycled materials in our products in 2013 at some 14,000 tonnes (2012: 15,000 tonnes), by focusing on the material streams plastics, aluminum, refurbished products, and spare parts harvesting depending on the relevance in each sector.

Our target is to double the global collection and recycling and the amount of recycled materials in our products by 2015 compared to 2009. Further details on this parameter and the methodology can be found in the document ‘Closing the material loop’ at www.philips.com/sustainability.

4.3.2 Green Product sales

Green Products offer a significant environmental improvement in one or more Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Recycling and disposal and Lifetime reliability. Sales from Green Products increased from EUR 11.0 billion in 2012 to EUR 11.8 billion in 2013, or 51% of sales, thereby reaching the target of 50% we set ourselves for 2015.

All sectors contributed to the growth in Green Product sales, but Consumer Lifestyle achieved the highest Green Product nominal sales growth, followed by Healthcare and Lighting. The exclusion of AVM&A had a 10% positive impact in 2013 on the Green Product sales percentage of Consumer Lifestyle (2013: 49%).

Annual Report 2013      83

4 Group performance 4.3.2 - 4.3.3

New Green Products from each sector include the following examples.

Healthcare

During 2013, Healthcare expanded the Green Product portfolio with 13 new products to improve patient outcomes, provide better value, and expand access to care, while reducing environmental impact. Philips’ new EPIQ platform for example, delivers high-quality ultrasound imaging to every setting where echocardiography is used and at the same time reduces both energy use and product weight by almost 30% compared to the predecessor model. The energy consumption for each of Philips MRI models is lower than the market average according to COCIR. Other examples are new X-ray systems such as DuraDiagnost systems and a new Certeray X-ray generator, with significantly lower energy use and product weight versus predecessor models. Green Products from Patient Care & Clinical Informatics include MX400/450 and MX 500 patient monitors, for which product weight is significantly reduced (up to 27%) as well as energy consumption (up to 23%) when compared to their predecessor models.

Consumer Lifestyle

Consumer Lifestyle is focusing on the avoidance of substances of concern, the application of recycled materials and the energy efficiency of the products. In 2013, in China, Consumer Lifestyle introduced energy efficient living room Air purifiers. The products have an energy efficient motor, and score the highest grade (A) on the China energy label for Air purifiers.

Lighting

An example of a new Green Product introduced in 2013 is the Pacific LED Green Parking system covered parking solution. It ensures safety, whilst offering outstanding energy savings, low maintenance and long lifetimes. Through a mix of LED luminaires, wireless controls and presence detection, it can save up to 80% in running costs whilst typically delivering back the return on investment in under 3 years. As the solution is wireless, it is an easy retrofit solution that will match the lumen output of traditional fluorescents.

We aim to create products that have significantly less impact on the environment during their whole lifecycle through our EcoDesign process. Overall, the most significant improvements have been realized in our energy efficiency Green Focal Area, an important objective of our EcoVision program, although there was also growing attention for hazardous substances and recyclability in all sectors in 2013, the latter driven by our Circular Economy initiatives.

4.3.3 Green Operations

The Green Operations program focuses on the main contributors to climate change, recycling of waste, reduction of water consumption and reduction of emissions of restricted and hazardous substances.

Full details, can be found in chapter 13, Sustainability statements, of this report.

Carbon footprint and energy efficiency

After achieving our EcoVision4 carbon emissions reduction target in 2012 (25% operational CO2 emissions reduction compared to 2007, the baseline year) we continued our energy efficiency improvement programs across different disciplines in 2013. Examples are Work Place Innovation, partnering in the KLM BioFuel program and Green Logistics. However, in 2013 our Carbon Footprint increased by 2% to 1,654 kilotonnes CO2 as a result of increased carbon emissions from air transport (to mitigate supply shortages), the increased use of SF6 (a substance with high Global Warming Potential impact) and increased business travel due to our increasing focus on emerging markets. These were, however, partly offset by decreasing emissions resulting from reduced office space (Work Place Innovation), consolidation of warehouses, the changing industrial footprint, and the increase in purchased electricity from renewable sources.

In 2013, CO2 emissions from non-industrial sites decreased 20%, in large part attributable to our Work Place Innovation program which enables flex-working and thus reduces the floor space in our portfolio. But also our continuing focus on buildings’ energy efficiency and the increased share of purchased electricity from renewable sources have helped achieve this.

84      Annual Report 2013

4 Group performance 4.3.3 - 4.3.3

After a decrease in 2012, total emissions from business travel increased 5% in 2013 as reduced emissions from our lease car fleet were off-set by increased air travel. We continue to promote video conferencing as an alternative to travel. In 2013, logistics CO2 emissions increased 5% in comparison with 2012. These were mainly caused by increased air shipments to mitigate supply shortages in our Lighting sector.

Our operational energy efficiency decreased 5% from 1.15 terajoules per million euro sales in 2012 to 1.21 terajoules per million euro sales in 2013 as a result of intensified industrial activities, increased business travel and increased logistics activities.

Ratios relating to carbon emissions and energy use

	2009	2010	2011	2012	2013
Operational CO2 emissions in kilotonnes CO2-equivalent	1,930	1,845	1,771	1,614	1,654
Operational CO2 efficiency in tonnes CO2-equivalent per million euro sales	83	73	70	65	71
Operational energy use in terajoules	31,145	32,766	31,402	28,405	28,162
Operational energy efficiency in terajoules per million euro sales	1.34	1.29	1.24	1.15	1.21

Operational carbon footprint by Greenhouse Gas Protocol scopes in kilotonnes CO2-equivalent

	2009	2010	2011	2012	2013
Scope 1	447	441	431	443	465
Scope 2	636	485	427	409	387
Scope 3	847	919	913	762	802

Philips Group	1,930	1,845	1,771	1,614	1,654

Water

Total water intake in 2013 was 5.0 million m3, about 4% higher than in 2012. This increase was mainly due to a new acquisition in China that started to report in 2013, which accounted for 6% of group water consumption in 2013 as well as increased water use at two Lighting Lumileds sites, mitigated by water conservation activities across all sectors.

Lighting represents around 79% of total water usage. In this sector, water is used in manufacturing as well as for domestic purpose. The other sectors use water mainly for domestic purposes.

Water intake

in thousands m3

	2009	2010	2011	2012	2013
Healthcare	363	256	308	421	454
Consumer Lifestyle	315	351	338	303	586
Lighting	3,531	3,604	3,682	4,133	4,004
Innovation, Group & Services	7	7	—	—	—

Philips Group	4,216	4,218	4,328	4,857	5,044

In 2013, 82% of water was purchased and 18% was extracted from groundwater wells.

Waste

Total waste increased 5% to 92 kilotonnes in 2013 from 88 kilotonnes in 2012. Lighting (77%) and Consumer Lifestyle (12%) account for 89% of our total waste. The increase was mainly due to one-time demolition scrap at a Lighting site in the Netherlands (10 kilotonnes) and a new acquisition in China, mitigated by the exclusion of the AVM&A business in CL and waste reduction programs in all sectors.

Total waste

in kilotonnes

	2009	2010	2011	2012	2013
Healthcare	8.2	11.2	9.3	10.4	9.6
Consumer Lifestyle	20.1	23.2	19.6	12.7	11.4
Lighting	69.3	70.1	65.1	64.5	71.0
Innovation, Group & Services	0.1	0.1	0.0	0.0	0.0

Philips Group	97.7	104.6	94.0	87.6	92.0

Total waste consists of waste that is delivered for landfill, incineration or recycling. Materials delivered for recycling via an external contractor comprised 74 kilotonnes, which equated to 81%, an improvement compared to 77% in 2012, as our manufacturing sites

Annual Report 2013      85

4 Group performance 4.3.3 - 4.4

implemented recycling programs. Of the remaining waste, 14% comprised non-hazardous waste and 5% hazardous waste.

Emissions

Emissions of restricted substances totaled 9 kilos in 2013, a significant decrease compared to 55 kilos in 2012, due to a continued reduction in mercury emissions at Lighting and more accurate measurements. The level of emissions of hazardous substances decreased by some 40% from 70,093 to 40,451 kilos, mainly as a result of a decrease in total styrene emissions at Lighting and more accurate measurements mitigated by an increase in xylene emissions in CL. All sectors have reduction programs for the restricted and hazardous substances.

Restricted and hazardous substances

in kilos

	2009	2010	2011	2012	2013
Restricted substances	272	188	111	55	9
Hazardous substances	32,869	61,795	65,477	70,093	40,451

For more details on restricted and hazardous substances, please refer to sub-section 13.3.3, Green Operations, of this report.

4.4 Proposed distribution to shareholders

Pursuant to article 34 of the articles of association of Royal Philips, a dividend will first be declared on preference shares out of net income. The remainder of the net income, after reservations made with the approval of the Supervisory Board, shall be available for distribution to holders of common shares subject to shareholder approval after year-end. As of December 31, 2013, the issued share capital consists only of common shares; no preference shares have been issued. Article 33 of the articles of association of Royal Philips gives the Board of Management the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board.

A proposal will be submitted to the 2014 Annual General Meeting of Shareholders to declare a dividend of EUR 0.80 per common share (up to EUR 740 million), in cash or in shares at the option of the shareholder, against the net income for 2013.

Shareholders will be given the opportunity to make their choice between cash and shares between May 8, 2014 and May 30, 2014. If no choice is made during this election period the dividend will be paid in shares. On May 30, 2014 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume weighted average price of all traded common shares Koninklijke Philips N.V. at NYSE Euronext Amsterdam on 28, 29 and 30 May 2014. The Company will calculate the number of share dividend rights entitled to one new common share (the ‘ratio’), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. On June 3, 2014 the ratio and the number of shares to be issued will be announced. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 4, 2014. The distribution of dividend in cash to holders of New York registry shares will be made in USD at the USD/EUR rate fixed by the European Central Bank on June 2, 2014.

86      Annual Report 2013

4 Group performance 4.4 - 4.6

Dividend in cash is in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the dividend in cash paid to the shareholders. Dividend in shares paid out of net income is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share).

In 2013, a dividend of EUR 0.75 per common share was paid in cash or shares, at the option of the shareholder. Approximately 59.8% elected for a share dividend resulting in the issue of 18,491,337 new common shares, leading to a 2.1% percent dilution. EUR 271,991,204 was paid in cash. For additional information, see chapter 16, Investor Relations, of this report.

The balance sheet presented in this report, as part of the Company financial statements for the period ended December 31, 2013, is before appropriation of the result for the financial year 2013.

4.5 Outlook

Achieving the 2013 financial targets was an important milestone and we have now set our sights on reaching our 2016 targets. We are confident in our ability to further improve our performance by continuing the strong focus on our Accelerate! transformation program. Looking at 2014, we remain cautious because of the ongoing macro-economic uncertainties, currency headwinds and softer order intake in Q4 2013. Therefore, we expect that 2014 will be a modest step towards our 2016 targets, also taking into account restructuring to drive the new productivity targets and investments in additional growth initiatives.

4.6 Critical accounting policies

Critical accounting policies

The preparation of Philips’ financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of our financial statements. The policies that management considers both to be most important to the presentation of Philips’ financial condition and results of operations and to make the most significant demands on management’s judgments and estimates about matters that are inherently uncertain are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment. A more detailed description of Philips’ accounting policies appears in the note 1, Significant accounting policies section.

Accounting for pensions and other postretirement benefits

Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee’s approximate service period, based on the terms of the plans and the investment and funding decisions made. The accounting requires management to make assumptions regarding variables such as discount rate, rate of compensation increase, mortality rate and future healthcare costs. Pension assumptions are set centrally by management in consultation with its local, regional or country management and locally appointed actuaries at least once a year. For the Company’s major plans, a full discount rate curve of high quality corporate bonds (using Towers Watson RATE:Link data) is used to determine the defined benefit obligation whereas for other plans a single point discount rate is used based on the plan’s maturity. Plans in countries without a deep corporate bond market, use a discount rate based on the local sovereign curve and the plan’s maturity. Relevant data regarding various local swap curves, sovereign bond curves and/or corporate AA bonds are set by local actuaries. Changes in the key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred.

Annual Report 2013      87

4 Group performance 4.6 - 4.6

For a discussion of the current funded status, a sensitivity analysis with respect to pension plan assumptions, a summary of the changes in the accumulated postretirement benefit obligations and a reconciliation of the obligations to the amounts recognized in the consolidated balance sheet, please refer to note 30, Post-employment benefits.

Accounting for income taxes

As part of the process of preparing consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it conducts business. This process involves estimating actual current tax expense and temporary differences between tax and financial reporting. Temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The Company regularly reviews the deferred tax assets for recoverability and will only recognize these if it is believed that sufficient future taxable profit is available, including income from forecasted operating earnings, the reversal of existing taxable temporary differences and established tax planning relating to the same taxation authority and the same taxable entity. For a discussion of the fiscal uncertainties, please refer to the information under the heading “Tax risks” in note 5, Income taxes.

Multi-element sales transactions

From time to time the Company is engaged in complex sales transactions relating to multi-element deliveries (for example a single sales transaction that combines of the delivery of goods and rendering of services). The process of revenue recognition of such multi-element sales transactions involves the identification of the different sales components, the allocation of revenue to these different components and the timing of revenue recognition per component. Each of these process steps can be complex and requires judgment. In order to identify different components in a single sales contract, the Company verifies if a component has a stand-alone value to the customer and whether the fair value of the component can be measured reliably. Allocation of revenue to the different components is performed based on either a relative fair value approach or by means of a residual or fair value method, depending on which method is deemed most appropriate to the transaction. Eventually, revenue for each component is recognised when meeting the revenue recognition criteria in accordance with IAS 18 or IAS 11.

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

88      Annual Report 2013

4 Group performance 4.6 - 4.6

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

Accounting for obsolete inventories

The Company records its inventories at cost and accounts for the risk of obsolescence using the lower of cost and net realizable value principle. The expected future use of inventory is based on estimates about future demand and past experience with similar inventories and their usage.

Accounting for bad debt

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

Goodwill is allocated to the cash generating units. The basis of the recoverable amount used in the annual impairment test (performed in Q2) and trigger-based impairment tests is generally the value in use. Key assumptions used in the impairment tests were sales growth rates, income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts that cover an initial period from 2013 to 2017 that matches the period used for our strategic review. Projections were extrapolated with stable or declining growth rates for a period of five years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long term average growth rate.

Annual Report 2013      89

4 Group performance 4.6 - 4.6

The sales growth rates and margins used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. Income from operations in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies. Please refer to note 11, Goodwill.

New Accounting Standards

For a description of the new pronouncements, please refer to the information under the heading “IFRS accounting standard adopted as from 2013” in note 1, Significant accounting policies.

Off-balance sheet arrangements

Please refer to the information under the heading “Guarantees” in sub-section 4.1.23, Cash obligations, of this report and in note 26, Contingent assets and liabilities.

90      Annual Report 2013

5 Sector performance 5 - 5

5 Sector performance

Innovation, Group & Services

Group Innovation • Design • New Venture Integration • Group and Regional Overheads • Pensions and Global Service Units

Our structure

Koninklijke Philips N.V. (the ‘Company’) is the parent company of the Philips Group (‘Philips’ or the ‘Group’). The Company is managed by the members of the Board of Management and Executive Committee under the supervision of the Supervisory Board. The Executive Committee operates under the chairmanship of the Chief Executive Officer and shares responsibility for the deployment of Philips’ strategy and policies, and the achievement of its objectives and results.

Philips’ activities in the field of health and well-being are organized on a sector basis, with each operating sector – Healthcare, Consumer Lifestyle and Lighting – being responsible for the management of its businesses worldwide.

The Innovation, Group & Services sector includes the activities of Group Innovation, through which Philips invests in projects that are currently not part of the operating sectors, but which could lead to additional organic growth or create value through future spin-offs. Furthermore, Group and regional management organizations support the creation of value, connecting Philips with key stakeholders, especially our employees, customers, government and society. Additionally, the global shared business services for procurement, finance, human resources, IT and real estate are reported in this sector, as well as certain pension costs.

At the end of 2013, Philips had 111 production sites in 28 countries, sales and service outlets in approximately 100 countries, and 114,689 employees.

Annual Report 2013      91

5 Sector performance 5 - 5

Sales, IFO and Adjusted IFO 2013

in millions of euros unless otherwise stated

	sales	IFO	%	Adjusted IFO1)%
Healthcare	9,575	1,315	13.7	1,512	15.8
Consumer Lifestyle	4,605	429	9.3	483	10.5
Lighting	8,413	489	5.8	695	8.3
Innovation, Group & Services	736	(242)	—	(239)	—

Philips Group	23,329	1,991	8.5	2,451	10.5

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 14, Reconciliation of non-GAAP information, of this report

92      Annual Report 2013

5 Sector performance 5.1 - 5.1

5.1 Healthcare

“As health systems around the world address the complexities of care delivery at their core, Philips Healthcare is responding to the global call for transformation through meaningful and intelligent innovation. Across our businesses, we are collaborating with customers to consistently provide better care at lower cost to more patients. Through our Accelerate! program, we are delivering on this commitment to our customers faster and more effectively than ever before.” Deborah DiSanzo, CEO Philips Healthcare

•

By focusing on innovations in key areas across the continuum of care and aligning our resources with customers and clinicians, we continue to provide solutions that offer more value while helping lower the cost of care.

•	The ongoing implementation of Accelerate! has been enhancing our ability to move quickly and efficiently in delivering the innovation that matters most to our customers.

•	We continue to drive profitable growth and deliver on our commitments, despite challenging economic headwinds, for instance in North America and Europe.

Annual Report 2013      93

5 Sector performance 5.1.1 - 5.1.2

5.1.1 Health care landscape

Health systems in mature, developing and underserved markets around the world continue to press for new solutions that can help them provide accessible, affordable, quality care to diverse patient populations.

Increasingly, they are abandoning the notion that incremental improvements can resolve the overwhelming economic, demographic and logistic issues standing in the way of the care that is needed. Instead, they are pursuing new opportunities to approach the delivery of care differently.

This broader, deeper and bolder way of thinking is opening the door to a world of transformational solutions with far-reaching implications, ranging from cutting-edge technology platforms and protocols to innovative new business models and initiatives that are redefining the clinical experience across the continuum of care.

The demand for more effective care delivery is intensifying and unrelenting, as people live longer, suffer increasingly from chronic disease, and become bigger consumers of constrained healthcare resources. The burden that this places on health systems is unsustainable – and driving the need for industry-defining solutions.

5.1.2 About Philips Healthcare

At Philips, we are dedicated to delivering innovation that matters to our customers and the patients they serve. We do this by developing innovative solutions across the continuum of care in partnership with clinicians and our customers to improve patient outcomes, provide more and better value, and expand access to care.

Philips is one of the world’s leading healthcare companies (based on sales) along with General Electric and Siemens. The United States, our largest market, represented 40% of Healthcare’s global sales in 2013, followed by China, Japan and Germany. Growth geographies accounted for 25% of Healthcare sales. Philips Healthcare has approximately 37,000 employees worldwide.

In 2013 our Healthcare business was organized around four strategic business groups*:

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

•

Patient Care & Clinical Informatics: Enterprise-wide patient monitoring solutions, from value solutions to sophisticated connected solutions, for real-time clinical information at the patient’s bedside; cardiology informatics and enterprise imaging informatics, including picture archiving and communication systems and other clinical information systems; patient monitoring and clinical informatics; mother and child care, including products and solutions for pregnancy, labor and delivery, newborn and neonatal intensive care and the transition home; and therapeutic care, including cardiac resuscitation, emergency care solutions, therapeutic temperature management, anesthesia care, hospital respiratory systems and ventilation.

•	Home Healthcare Solutions: Sleep management, respiratory care and non-invasive ventilation; medical alert and medication dispensing services for independent living; and remote patient monitoring.

•

Customer Services: Equipment services and support, including service contracts, installation, equipment maintenance, remote proactive monitoring and multi-vendor services; managed services, including equipment financing and asset management; and professional services, including consulting, site planning and project management, education and design.

*	In January 2014 the Healthcare Informatics Solutions & Services business group was established. This business group is focusing on a common digital healthcare platform, advanced informatics and big data analytics, and world-class integration and consulting services.

94      Annual Report 2013

5 Sector performance 5.1.2 - 5.1.3

Sales at Healthcare are generally higher in the second half of the year largely due to the timing of new product availability and customer spending patterns.

Regulatory requirements

Philips Healthcare is subject to extensive regulation. We are committed to compliance with regulatory product approval and quality system requirements in every market we serve by addressing specific terms and conditions of local and national regulatory authorities, including the US FDA, the SFDA in China, and other comparable foreign agencies. Obtaining regulatory approval is costly and time-consuming, but a prerequisite for market introduction.

In our Healthcare facility in Cleveland, Ohio, certain issues in the general area of manufacturing process controls were identified during an ongoing US Food and Drug Administration (FDA) inspection. To address these issues, on January 10, 2014, we started a voluntary, temporary suspension of new production at the facility, primarily to strengthen manufacturing process controls. Currently, there is no indication of product safety issues. Please refer to note 36, Subsequent events for further details.

With regard to sourcing, please refer to sub-section 13.2.2, Supplier indicators, of this report.

5.1.3 2013 highlights

In 2013, as healthcare systems continued to move forward with fundamental changes, we remained focused on delivering innovative solutions and investing in strategic alliances that help enable this transformation:

•

Addressing the world’s most prevalent diseases starts with the clinician’s ability to visualize clearly and accurately within the human body. By integrating imaging and information in meaningful ways – and drawing on our expertise in cardiology, oncology and other critical areas – we expanded our solutions offering with the launch of the EPIQ ultrasound system, advancements in image-guided interventional therapy and other innovations to improve diagnosis, treatment and management of disease.

•

Achieving the best possible patient outcomes depends on the clinician’s ability to access relevant information, anywhere and anytime. Through innovative devices and strategic collaboration, such as our work with Mayo Clinic on developing cloud-based solutions for the intensive care unit (ICU), we helped providers manage massive amounts of patient data for more confident diagnosis and treatment. Our solutions also helped optimize workflows in an increasingly connected care environment.

•

The delivery of continuous, quality care to patients living with chronic conditions requires a thoughtful, coordinated approach. New solutions combining advanced functionality and patient-centric design, including the Wisp minimal contact nasal mask for sleep and respiratory therapy, were introduced to help patients adhere to a health regimen for more independent living.

•

The complexities of healthcare delivery call for comprehensive solutions to address staggering costs, clinician shortages and demanding patient populations. Through customized models and programs, as demonstrated by our multi-year alliance with Georgia Regents Medical Center to facilitate innovative and affordable patient-centered care, we continued to help visionary health systems address these challenges today while moving toward a sustainable future.

•

Optimizing resources to cost-effectively meet the needs of resource-intensive patient populations requires integrated solutions. By leveraging our leadership in telehealth technology and care coordination, we implemented new Hospital to Home programs with Banner Health in the US and opened eICUs with Guy’s and St Thomas’ Hospitals in the UK.

2013 also marked the third year of our Accelerate! journey of change and performance improvement. We made significant progress driving customer centricity deep into our organization, embracing operational excellence through programs like Design for X (where X can be cost, quality, manufacturing, refurbishment, etc.) and fostering a growth and performance culture across our businesses. One of the key outcomes has been faster alignment across Philips Healthcare in delivering locally relevant innovations and making these solutions more cost-effective through efficiencies in product development.

Annual Report 2013      95

5 Sector performance 5.1.4 - 5.1.4

5.1.4 2013 financial performance

Key data
in millions of euros unless otherwise stated
	2011	2012	2013
Sales	8,852	9,983	9,575
Sales growth
% increase, nominal	3	13	(4)
% increase, comparable1)	5	6	1
Adjusted IFO1)	1,080	1,226	1,512
as a % of sales	12.2	12.3	15.8
IFO	27	1,026	1,315
as a % of sales	0.3	10.3	13.7
Net operating capital (NOC)1)	8,418	7,976	7,437
Cash flows before financing activities1)	707	1,298	1,292
Employees (FTEs)	37,955	37,460	37,008

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 14, Reconciliation of non-GAAP information, of this report

In 2013, sales amounted to EUR 9,575 million, 4% lower than in 2012 on a nominal basis. Excluding a 5% negative currency effect, comparable sales increased by 1%. Customer Services achieved solid mid-single-digit growth. Home Healthcare Solutions and Patient Care & Clinical Informatics both posted low-single-digit growth, while Imaging Systems recorded a mid-single-digit decline. Green Product sales amounted to EUR 3,690 million, or 39% of sector sales.

Geographically, comparable sales in growth geographies showed high-single digit growth, largely driven by strong double-digit growth in China and Latin America, partly offset by a decline in Russia & Central Asia. In mature geographies, comparable sales declined by 1%. The year-on-year sales decrease was largely attributable to North America and Western Europe, as sales in other mature geographies showed a high-single-digit increase, led mainly by Japan.

Adjusted IFO increased from EUR 1,226 million, or 12.3% of sales, in 2012 to EUR 1,512 million, or 15.8% of sales, in 2013. All businesses delivered improved Adjusted IFO, largely as a result of cost-saving programs related to overhead reduction. Restructuring and acquisition-related charges were close to zero, compared with EUR 134 million in 2012. Adjusted IFO in 2013 also included EUR 61 million from a past-service pension gain and a EUR 21 million gain on the sale of a business.

IFO amounted to EUR 1,315 million, or 13.7% of sales, and included EUR 197 million of charges related to intangible assets.

Net operating capital decreased by EUR 539 million to EUR 7.4 billion, mainly due to currency effects and lower fixed assets.

Cash flows before financing activities decreased slightly from EUR 1,298 million in 2012 to EUR 1,292 million, as higher earnings were more than offset by higher outflows from working capital and provisions.

96      Annual Report 2013

5 Sector performance 5.1.5 - 5.1.6

2012 financial performance

In 2012, sales amounted to EUR 9,983 million, 13% higher than in 2011 on a nominal basis, driven by higher sales in all businesses. Excluding a 7% favorable impact of currency effects, comparable sales increased by 6%. High-single-digit comparable sales growth was achieved by Imaging Systems, Home Healthcare Solutions and Patient Care & Clinical Informatics. Green Product sales amounted to EUR 3,610 million, a 36% increase year-on-year.

Geographically, comparable sales in mature geographies were higher than in 2011 in all businesses. The year-on-year sales increase was largely attributable to North America and other mature markets, as sales in Western Europe were in line with 2011. In growth geographies, we achieved 20% growth, largely driven by strong, double-digit growth in China, Brazil, India and Russia.

Adjusted IFO increased from EUR 1,080 million, or 12.2% of sales, in 2011 to EUR 1,226 million, or 12.3% of sales, in 2012. All businesses recorded an improvement in Adjusted IFO, largely as a result of higher sales and cost-saving programs. Restructuring and acquisition-related charges amounted to EUR 134 million, compared with EUR 20 million in 2011.

IFO amounted to EUR 1,026 million, or 10.3% of sales, and included EUR 200 million of charges related to amortization of intangible assets.

Net operating capital in 2012 decreased by EUR 442 million to EUR 8.0 billion, mainly due to currency effects and an increase in provisions related to restructuring charges. All businesses showed improved efficiency in inventory usage year-over-year.

Cash flows before financing activities increased from EUR 707 million in 2011 to EUR 1,298 million, mainly due to higher earnings and lower working capital requirements.

5.1.5 Delivering on EcoVision sustainability commitments

The increasing population and rising levels of human development worldwide pose a number of challenges, such as scarcity of natural resources, pollution, and stressed health care systems. Philips Healthcare continues to help increase the number of lives improved annually around the globe by developing solutions that improve access to care, while at the same time respecting the boundaries of natural resources. In 2013 we introduced 13 new Green Products to support energy efficiency, materials reduction and other sustainability goals. We are also actively collaborating with care providers to look for innovative ways to reduce the environmental impact of health care, for example by improving the energy efficiency of medical equipment.

5.1.6 Delivering innovation that matters to you

Annual Report 2013      97

With image-guided High Intensity Focused Ultrasound from Philips, doctors at the University Hospital in Utrecht are researching ways of providing cancer therapy with fewer side effects and reducing the need for surgery.1)

“Up to 70% of patients with cancer will be facing bone metastases… The patients we see are in a lot of pain. The problems they have are in their daily activities such as sleeping, walking. This pain can be really debilitating.”

“No instruments whatsoever will go into the patient’s body. Without touching the patient we can treat the patient… By managing their pain we restore patients’ quality of life.”

Dr Merel Huisman

Department of Radiology

UMC Utrecht

“If we have patients with cancer that don’t need to be treated anymore with the surgical scalpel and leave a day after treatment in a good clinical condition, that would be a really major shift in health care and cancer treatment.”

Dr Maurice van den Bosch

Interventional Radiologist

UMC Utrecht

1)	This device is not available for sale in the USA: its use is limited to approved investigations only.

98      Annual Report 2013

5 Sector performance 5.2 - 5.2

5.2 Consumer Lifestyle

“Across the world people are increasingly motivated to look and feel their best, seeking solutions that are truly meaningful, solutions that fit their daily lives. At Philips Consumer Lifestyle we are driving profitable growth, by taking global innovations and bringing them to market in a way that is highly locally relevant. We are empowering millions of consumers to make healthier choices every day, in areas such as oral healthcare, nutrition and healthy air.” Pieter Nota, CEO Philips Consumer Lifestyle

•	We are executing our strategy with rigor, delivering strong growth and improving profitability through locally relevant innovation.

•

Future growth drivers are clearly set: grow the core businesses through local and global innovation, and geographical expansion of proven propositions; further expand in the domain of personal health and well-being by exploring new business adjacencies and new business areas.

•	Accelerate! has transformed the sector into a market-driven organization, by changing our operating model, performance culture and end-to-end approach.

Annual Report 2013      99

5 Sector performance 5.2.1 - 5.2.2

5.2.1 Lifestyle retail landscape

Across the world, consumers are looking for solutions that help them to be healthy, live well and enjoy life. They want to be in control of their own health and well-being and to care for their family and friends. They want to look and feel good.

In a connected, digital world, consumers are looking for smart, personalized solutions. Purchase decisions are increasingly made or influenced online; this is as true of consumers in growth geographies such as China, as it is in developed markets such as Western Europe.

The rise of the middle class in growth geographies is another trend impacting the retail landscape. This rapidly expanding group is experiencing greater spending power.

In 2013, economic headwinds caused continued pressure on consumer spending in some markets. However, living a healthy life remained a high priority for consumers.

5.2.2 About Philips Consumer Lifestyle

At Consumer Lifestyle we aim to make a difference to people’s lives by making it easier for them to achieve a healthier and better lifestyle. The sector is focused on value creation through category leadership and operational excellence. We are increasing the quality and local relevance of product innovation, the speed with which we innovate, and expanding our distribution to capture increasing spending power in growth geographies.

Accelerate! is fully embedded in Consumer Lifestyle and delivering strong results. Having moved from a functional, centrally-led organization to an organization built around businesses and markets, we are now able to direct investments to where the growth is, addressing locally relevant consumer needs. This approach enables us to take locally developed platforms and adapt them for other markets or on a global scale.

Our end-to-end approach is accelerating our specialist capability development in mature markets, to enable effective partnerships with customers and consumers, and in growth geographies, to enable development of go-to-market strategies. Additionally, an extensive change program has instilled an organizational performance culture with a strong focus on accountability.

In 2013 the Consumer Lifestyle sector consisted of the following areas of business*:

•	Health & Wellness: mother and childcare, oral healthcare, pain management

•	Personal Care: male grooming, beauty

•	Domestic Appliances: kitchen appliances, coffee, garment care, floor care, air purification

*	Philips had reached an agreement to transfer the Audio, Video, Multimedia and Accessories (AVM&A) business to Funai Electric Co. Ltd in Q1 2013. This agreement has been terminated as of October 25. Since then, Philips has received expressions of interest in the business from various parties and has been actively discussing the sale of the business with potential buyers. In the meantime, the AVM&A business operates as a stand-alone entity named WOOX Innovations. Consequently, the AVM&A business is reported as discontinued operations throughout 2013.

We offer a broad range of products from high to low price/value quartiles, necessitating a diverse distribution model. We continue to expand our portfolio to increase its accessibility, particularly for lower-tier cities in growth geographies. We have implemented innovative approaches in online and social media to build our brand and drive sales.

Under normal economic conditions, the Consumer Lifestyle sector experiences seasonality, with higher sales in the fourth quarter.

Consumer Lifestyle employs approximately 17,900 people worldwide. Our global sales and service organization covers more than 50 developed and growth geographies. In addition, we operate manufacturing and business creation organizations in Austria, Brazil, China, India, Indonesia, Italy, the Netherlands, Romania, the UK and the US.

100      Annual Report 2013

5 Sector performance 5.2.2 - 5.2.4

A new innovation site in Shanghai is fully equipped to target specific market needs. Innovating directly in the market allows us to increase the annual number of locally relevant introductions and to implement product and packaging updates faster.

Regulatory requirements

Consumer Lifestyle is subject to significant regulatory requirements in the markets where it operates. This includes the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), Energy-use of Products (EuP) requirements and Product Safety Regulations. Consumer Lifestyle has a growing portfolio of medically regulated products in its Health & Wellness and Personal Care businesses. For these products we are subject to the applicable requirements of the US FDA, the European Medical Device Directive, the SFDA in China, the regulations stipulated by Health Authorities in India and comparable regulations in other countries. Through our growing beauty, oral healthcare and mother and childcare product portfolio the range of applicable regulations has been extended to include requirements relating to cosmetics and, on a very small scale, pharmaceuticals.

With regard to sourcing, please refer to sub-section 13.2.2, Supplier indicators, of this report.

5.2.3 2013 highlights

•

Building our leadership in digital innovation, we unveiled a range of connected consumer propositions at this year’s IFA trade show in Berlin. Highlights included a smart air purifier, baby monitor and a digital grooming guide.

•

The extended Philips AVENT Natural infant feeding range was showcased at the Kind + Jugend fair in Germany. The Natural baby bottle is proven to be more easily accepted by babies, thanks to its unique teat design.

•

Further strengthening our global leadership, the latest introductions in Oral Healthcare, including the Philips Sonicare PowerUp and Sonicare FlexCare Platinum, have been well received by consumers and are driving strong growth in North America and China.

•

Continuing the geographical expansion and localization of proven product innovations, we introduced the Airfryer in Japan and the SoupMaker in markets across Europe, the Middle East and Latin America. Additionally, following major success in Russia, the MultiCooker was launched in several European markets, with initial market response exceeding expectations.

•

Innovative, precision tools are driving market share and brand preference in male grooming. Following the successful launch of the Click & Style range, we further expanded our portfolio with the introduction of the world’s first laser-guided beard trimmer: the Philips Beard Trimmer 9000.

•

Demonstrating our ability to respond quickly to local market opportunities, we recorded strong sales growth in our air purifier business in China on the back of heightened awareness of outdoor air quality in the country.

5.2.4 2013 financial performance

Key data

in millions of euros unless otherwise stated

	2011	2012	2013
Sales	3,771	4,319	4,605
Sales growth
% increase (decrease), nominal	14	15	7
% increase (decrease), comparable1)	11	9	10
Adjusted IFO1)	153	456	483
as a % of sales	4.1	10.6	10.5
IFO	109	400	429
as a % of sales	2.9	9.3	9.3
Net operating capital (NOC)1)	874	1,205	1,261
Cash flows before financing activities1)	(271)	422	472
Employees (FTEs)	15,471	16,542	17,854

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 14, Reconciliation of non-GAAP information, of this report

Sales amounted to EUR 4,605 million, a nominal increase of 7% compared to 2012. Excluding a 3% negative currency impact, comparable sales were 10% higher year-on-year. Domestic Appliances achieved strong double-digit growth, while Health & Wellness and Personal Care recorded high-single-digit growth.

From a geographical perspective, comparable sales showed a 17% increase in growth geographies and 4% growth in mature geographies. In growth geographies, the year-on-year sales increase was driven by Russia and China, primarily in our Domestic Appliances and Personal Care businesses. Growth geographies’ share of sector sales increased from 45% in 2012 to 47% in 2013.

Adjusted IFO increased from EUR 456 million, or 10.6% of sales, in 2012 to EUR 483 million, or 10.5% of sales, in 2013. Restructuring and acquisition-related charges

Annual Report 2013      101

5 Sector performance 5.2.4 - 5.2.4

amounted to EUR 14 million in 2013, compared to EUR 56 million in 2012. Adjusted IFO in 2012 included a EUR 160 million one-time gain from the extension of our partnership with Sara Lee, including the transfer of our 50% ownership right to the Senseo trademark. Excluding this one-time gain, the year-on-year Adjusted IFO increase was driven by improved earnings in all businesses.

IFO amounted to EUR 429 million, or 9.3% of sales, which included EUR 54 million of amortization charges, mainly related to intangible assets at Health & Wellness and Domestic Appliances.

Net operating capital increased from EUR 1,205 million in 2012 to EUR 1,261 million in 2013, due to higher working capital and lower provisions.

Cash flows before financing activities increased from EUR 422 million in 2012 to EUR 472 million in 2013. Excluding the cash proceeds of EUR 170 million received in 2012 from the Senseo transaction, cash flows before financing activities increased by EUR 120 million mainly attributable to higher cash earnings.

2012 financial performance

Sales amounted to EUR 4,319 million, a nominal increase of 15% compared to 2011, mainly driven by double-digit growth in our Health & Wellness and Domestic Appliances businesses. Excluding a 4% favorable currency impact and a 2% impact from portfolio changes, comparable sales were 9% year-on-year.

From a geographical perspective, comparable sales showed a 7% increase in growth geographies, which was partly offset by a 2% decline in mature geographies, mainly in Western Europe. In growth geographies, the year-on-year sales increase was driven by Russia and China, primarily in our Domestic Appliances and Personal Care businesses. Growth geographies’ share of sector sales increased from 41% in 2011 to 45% in 2012.

Adjusted IFO increased from EUR 153 million, or 4.1% of sales, in 2011 to EUR 456 million, or 10.6% of sales, in 2012. Restructuring and acquisition-related charges amounted to EUR 56 million in 2012, compared to EUR 49 million in 2011. 2012 results included a EUR 160 million one-time gain from the extension of our partnership with Sara Lee, including the transfer of our 50% ownership right to the Senseo trademark. Excluding this one-time gain, the year-on-year Adjusted IFO increase was driven by higher sales as well as lower net costs formerly reported as part of the Television business. Compared to 2011, Adjusted IFO improvements were seen in all businesses.

IFO amounted to EUR 400 million, or 9.3% of sales, which included EUR 56 million of amortization charges, mainly related to intangible assets at Health & Wellness and Domestic Appliances.

102      Annual Report 2013

5 Sector performance 5.2.5 - 5.2.6

Net operating capital increased from EUR 874 million in 2011 to EUR 1,205 million in 2012, primarily due to a reduction in the accounts payable balance related to the former Television business in Consumer Lifestyle.

Cash flows before financing activities increased from a cash outflow of EUR 271 million in 2011 to a cash inflow of EUR 422 million. The increase was attributable to higher cash earnings, lower cash outflows for acquisitions as well as cash proceeds of EUR 170 million from the Senseo transaction.

5.2.5 Delivering on EcoVision sustainability commitments

Sustainability plays an important role at Consumer Lifestyle, with the main focus on optimizing the sustainability performance of our products and operations. Green products, which meet or exceed our minimum requirements in the areas of energy consumption, packaging and substances of concern, accounted for 49% of total sales in 2013. And more than 80% of our shaving and grooming products are completely PVC/BFR-free.

In 2013 we continued to increase the use of recycled materials in our products. Over 330 tons of recycled plastics were used in vacuum cleaners and almost 250 tons in irons. In our operations we continue to use more energy from renewable sources, with the ultimate aim of having CO2-neutral production sites. In 2013 we improved the recycling percentage of our industrial waste to almost 80%.

5.2.6 Delivering innovation that matters to you

Annual Report 2013      103

Jialing Jin’s family means the world to him. And he wants them to know it. When he shaves with a Philips SensoTouch 3D, he feels more confident and his family feels the difference.

“I think having a clean-cut and neat appearance can boost a man’s confidence. In the past I used a standard razor, but it irritated my skin.”

“Since I began using the new Philips SensoTouch 3D razor, my shaving experience has noticeably improved. My skin is even smoother and my daughter loves to touch my face. She tells me my skin is so smooth! Having a clean-cut and tidy appearance increases my confidence, and with that I am able to enjoy a full life.”

104      Annual Report 2013

5 Sector performance 5.3 - 5.3.1

5.3 Lighting

“In 2013 our industry experienced a huge transformation as the shift to LED lighting gathered pace. We delivered value by improving our profitability and achieved a leading position in LED lighting solutions. Going forward, we will accelerate the drive to LED and help our customers to realize the benefits of intelligent connected lighting, serving both consumers and the growing professional market for integrated systems and services.” Eric Rondolat, CEO Philips Lighting

•	The lighting industry is undergoing a radical transformation.

•	The lighting market is being driven by the transition to LED and digital applications.

•	Our four-pillar strategy will enable us to improve performance, maximize growth and strengthen our position as a global leader in the lighting market.

5.3.1 Lighting business landscape

We are witnessing a number of trends and transitions that are affecting the lighting industry and changing the way people use and experience light.

We serve a large and attractive market that is driven by the need for more light, energy-efficient lighting, and digital lighting. Over half the world’s population currently lives in urban areas: a figure that is expected to rise to over 70% by 2050. That means 3 billion extra city

Annual Report 2013      105

5 Sector performance 5.3.1 - 5.3.2

dwellers. These people will all need light. In addition, the world needs energy-efficient light in the face of rising energy prices and climate change. At the same time, the lighting industry is moving from conventional to LED lighting, which is changing the way people use, experience and interact with light. LED technology, when combined with controls and software and linked into a network, is allowing light points to achieve a degree of intelligence. This is opening up the possibility of new functionalities and services based on the transmission and analysis of data.

The lighting market is expected to grow by 4-6% on a compound annual basis between 2013 and 2016. The majority of this growth will be driven by LED-based solutions and applications – heading towards a 45% share by 2015 – and growth geographies.

5.3.2 About Philips Lighting

Philips Lighting is a global market leader with recognized expertise in the development, manufacture and application of innovative, energy-efficient lighting products, systems and services that improve people’s lives. We have pioneered many of the key breakthroughs in lighting over the past 122 years, laying the basis for our current strength and ensuring we are well-placed to be a leader in the digital transformation.

We have a firm strategy in place to deliver even greater value for our customers. This strategy is based upon four pillars:

•	Lead the technological revolution – strengthen our leadership position through continued innovation in high-quality, efficient and connected LED systems.

•

Win in the consumer market – build on our strengths in lamps by meeting consumers’ needs and delivering innovative products, such as the Hue personal wireless lighting system that can be controlled by a smart phone or tablet. At the same time we are addressing costs so that consumers can quickly enjoy the advantages of new LED innovations in lamps, luminaires and systems. In addition, we are developing new channels to market.

•

Drive innovation in professional lighting systems and services – providing integrated offerings for this market, which is an early adopter of energy-efficient LED and now intelligent connected lighting technologies.

•	Accelerate! – strengthen our capabilities and improve the way we work so that we reduce our costs, are more productive, and fully satisfy our customers’ expectations.

We aim to further strengthen our position in the digital market through added investment in LED leadership while at the same time capitalizing on our broad portfolio, distribution and brand in conventional lighting – seizing the significant opportunity to grow market share and optimize profits in conventional lamps and drivers by flexibly anticipating the slower or faster phase-out of conventional products.

We address people’s lighting needs across a full range of market segments. Indoors, we offer lighting solutions for homes, shops, offices, schools, hotels, factories and hospitals. Outdoors, we offer solutions for roads (street lighting and car lights) and for public spaces, residential areas and sports arenas, as well as solar-powered LED off-grid lighting. In addition, we address the desire for light-inspired experiences through architectural projects. Finally, we offer specific applications of lighting in specialized areas, such as horticulture and water purification.

Philips Lighting spans the entire lighting value chain – from light sources, luminaires, electronics and controls to application-specific systems and services – through the following businesses:

•	Light Sources & Electronics: LED, eco-halogen, (compact) fluorescent, high-intensity discharge and incandescent light sources, plus electronic and electromagnetic gear, modules and drivers

•	Consumer Luminaires: functional, decorative, lifestyle, scene-setting luminaires

•	Professional Lighting Solutions: controls and luminaires for city beautification, road lighting, sports lighting, office lighting, shop/hospitality lighting, industry lighting

•	Automotive Lighting: car headlights and signaling

•	Lumileds: packaged LEDs

The Light Sources & Electronics business conducts its sales and marketing activities through the professional, OEM and consumer channels, the latter also being used by our Consumer Luminaires business. Professional Lighting Solutions is organized in a trade business (commodity products) and a project solutions business (project luminaires, systems and services). Automotive Lighting is organized in two businesses: OEM and Aftermarket.

The conventional lamps industry is highly consolidated, with GE and Osram as key competitors. The LED lighting market, on the other hand, is very dynamic. We face new competition from Asia and new players from the

106      Annual Report 2013

5 Sector performance 5.3.2 - 5.3.4

semiconductor and building management sectors. The luminaires industry is fragmented, with our competition varying per region and per market segment.

Under normal economic conditions, Lighting’s sales are generally not materially affected by seasonality.

Philips Lighting has manufacturing facilities in some 25 countries in all regions of the world, and sales organizations in more than 60 countries. Commercial activities in other countries are handled via distributors working with our International Sales organization. Lighting has approximately 46,900 employees worldwide.

Regulatory requirements

Lighting is subject to significant regulatory requirements in the markets where it operates. These include the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), Energy-using Products (EuP) and Energy Performance of Buildings (EPBD) directives.

5.3.3 2013 highlights

In 2013, our lighting innovations underlined our four-pillar strategy aimed at delivering even greater value for our customers and shareholders.

Leading the technological revolution in lighting, we delivered a number of groundbreaking innovations. Lumileds set the standard in high and mid-power LEDs, improving efficacy and light quality. In our drive to continuously reduce energy consumption, Philips was the first to show a prototype TLED providing 200 lumens per watt, which is twice as efficient as current LED-based solutions. We also continued to pioneer innovations in connected lighting, in segments such as home and city lighting.

Our smart and connected CityTouch lighting system was installed in a number of cities around the world. This intelligent lighting system enables cities to control light points in a dynamic and flexible way to deliver light where and when needed, saving energy and maintenance costs.

Our innovations in architectural lighting were used to rejuvenate some of the best-known landmarks in the world, such as the Bay Bridge in San Francisco, and to create new city icons such as the fire and water-breathing Dragon Bridge in Da Nang, Vietnam. Underlining our expertise in integrated solutions, we collaborated with the Rijksmuseum, Amsterdam to develop a customized LED lighting solution for the museum’s entire exhibition area, bringing the color and detail of masterpieces such as Rembrandt’s Night Watch to life as never before.

The latest innovation in Philips Hue, our groundbreaking connected lighting system for the home, connects to internet services, making the system even more intelligent, with new functionality to enjoy. We also launched ‘Friends of Hue’ – lamp fittings and luminaires such as LivingColors Bloom and LightStrips which enable consumers to create even richer lighting experiences. Resulting from our partnership with Disney, StoryLight Mickey is another addition to the Friends of Hue portfolio. It transforms bedtime stories into a unique experience. The Philips-Disney partnership combines Philips’ innovation in lighting with the magic of Disney characters and storytelling to transform a child’s bedroom into a more imaginative place for them to read, play and fall asleep.

5.3.4 2013 financial performance

Key data
in millions of euros unless otherwise stated
	2011	2012	2013
Sales	7,638	8,442	8,413
Sales growth
% increase, nominal	1	11	0
% increase, comparable1)	6	4	3
Adjusted IFO1)	399	128	695
as a % of sales	5.2	1.5	8.3
IFO	(408)	(66)	489
as a % of sales	(5.3)	(0.8)	5.8
Net operating capital (NOC)1)	4,965	4,635	4,462
Cash flows before financing activities1)	208	279	478
Employees (FTEs)	53,168	50,224	46,890

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 14, Reconciliation of non-GAAP information, of this report

Annual Report 2013      107

5 Sector performance 5.3.4 - 5.3.4

In 2013, sales amounted to EUR 8,413 million, in line with 2012 on a nominal basis. Excluding a 3% negative currency effect, comparable sales increased by 3%. Double-digit comparable sales growth was achieved by Lumileds and Automotive. Light Sources & Electronics recorded low-single-digit growth, while comparable sales at Professional Lighting Solutions were in line with 2012. Consumer Luminaires showed a low-single-digit decline.

The year-on-year comparable sales increase was substantially driven by growth geographies, which grew 12% on a comparable basis. As a proportion of total sales, sales in growth geographies increased to 43% of total Lighting sales, driven by double-digit growth in China and Indonesia, compared to 41% in 2012. In mature geographies, sales showed a low-single-digit decline, largely due to lower demand in North America and Western Europe, particularly at Professional Lighting Solutions and Consumer Luminaires.

Sales of LED-based products grew to 29% of total sales, up from 22% in 2012, driven by Light Sources & Electronics and Professional Lighting Solutions. Sales of energy-efficient Green Products exceeded EUR 5,855 million, or 70% of sector sales.

Adjusted IFO amounted to EUR 695 million, or 8.3% of sales, compared to EUR 128 million, or 1.5% of sales, in 2012. Restructuring and acquisition-related charges amounted to EUR 100 million in 2013, compared to EUR 315 million in 2012. The increase in Adjusted IFO was mainly attributable to higher operational earnings, as well as lower restructuring and acquisition-related charges. Additionally, 2012 included losses on the sale of industrial assets amounting to EUR 81 million.

IFO amounted to EUR 489 million, or 5.8% of sales, which included EUR 180 million of amortization charges, mainly related to intangible assets at Professional Lighting Solutions, and an impairment of EUR 32 million related to customer relationships at Consumer Luminaires. Additionally, a goodwill impairment charge of EUR 26 million was taken in the fourth quarter of 2013 due to reduced growth expectations.

Net operating capital decreased by EUR 173 million to EUR 4.5 billion, primarily due to currency effects, partly offset by a reduction in restructuring provisions.

Cash flows before financing activities increased from EUR 279 million in 2012 to EUR 478 million, mainly due to higher cash earnings and lower net capital expenditures, partly offset by higher outflows for working capital.

2012 financial performance

Sales amounted to EUR 8,442 million, a nominal increase of 11% compared to 2011, mainly driven by growth at Light Sources & Electronics and Professional

108      Annual Report 2013

5 Sector performance 5.3.5 - 5.3.6

Lighting Solutions, partly offset by a sales decline at Lumileds. Excluding a 5% favorable currency impact and a 2% positive effect from portfolio changes, comparable sales increased by 4%.

The year-on-year sales increase was substantially driven by growth geographies, which grew 7% on a comparable basis. Sales in growth geographies increased to 41% of total Lighting sales, driven by double-digit growth in China and India, compared to 40% in 2011. In mature geographies, sales growth was limited to low single digits due to lower demand in North America and Western Europe, particularly at Professional Lighting Solutions and Consumer Luminaires.

Sales of LED-based products grew to over 22% of total sales, up from 16% in 2011, driven by Light Sources & Electronics and Professional Lighting Solutions. Sales of energy-efficient Green Products exceeded EUR 5,752 million, or 68% of sector sales.

Adjusted IFO amounted to EUR 128 million, or 1.5% of sales, compared to EUR 399 million, or 5.2 of sales, in 2011. Restructuring and acquisition-related charges amounted to EUR 315 million in 2012, compared to EUR 66 million in 2011. The decrease in Adjusted IFO was mainly attributable to higher restructuring and acquisition-related charges, as well as losses on the sale of industrial assets amounting to EUR 81 million, partly offset by higher sales.

IFO amounted to a loss of EUR 66 million, or negative 0.8% of sales, which included EUR 194 million of amortization charges, mainly related to intangible assets at Professional Lighting Solutions.

Net operating capital decreased by EUR 330 million to EUR 4.6 billion, primarily due to an increase in provisions related to restructuring, lower inventories and currency effects, partly offset by the consolidation of Indal.

Cash flows before financing activities increased from EUR 208 million in 2011 to EUR 279 million, mainly due to lower working capital outflows, partly offset by higher outflows for acquisitions.

5.3.5 Delivering on EcoVision sustainability commitments

In 2013, Philips Lighting invested EUR 327 million in Green Innovation, compared to EUR 325 million in 2012. Investments continue to be made in energy-saving technologies such as LED, OLED and lighting controls and in the reduction of regulated substances in our product portfolio. In April, Philips announced that it had created the first LED lamp prototype delivering 200 lumens per watt of high-quality light, halving energy use compared to current LED lamps. The energy efficiency of our total product portfolio improved from 37.9 to 38.5 lumens per watt in 2013. Within the Green Operations 2015 program, we are on track to meet our commitments to reduce Lighting’s environmental footprint. By using energy from renewable sources and implementing energy-saving programs in our major operational sites, we have reduced our carbon footprint from energy by approximately 15% since the baseline year of 2009. In 2013, 83% of our total waste was re-used as a result of recycling.

5.3.6 Delivering innovation that matters to you

Annual Report 2013      109

Meet a London couple who use Philips Hue lighting to create a happy and inspiring environment for their daughter, Elena.

“Being a parent is not easy, I think anyone can understand that. And I think it’s about trying to find the small things that just help you through the day a bit better.”

“We also find during play especially, it’s a great way to interact with her. Painting itself is great fun, but when you can kind of paint the colors with the light bulb, that’s even better. Or dancing is great fun, but when you can dance and the lights change, it just brings a whole new element to the experience. It makes for a much more engaging and fun day for us and for her.”

110       Annual Report 2013

5 Sector performance 5.4 - 5.4.1

5.4 Innovation, Group & Services

“In 2013, we continued to better align our innovation strategies with our business strategies. We are making real progress improving our ability to innovate end-to-end, all the way from gaining a deep understanding of local customer needs to actual impact in the marketplace. Our innovation process is becoming more effective, efficient and faster, allowing us to better deliver solutions that really matter to people.” Jim Andrew, Chief Innovation & Strategy Officer

Introduction

Innovation, Group & Services comprises the activities of Group Innovation, Group headquarters, including country and regional management, and certain costs of pension and other post-retirement benefit plans. Additionally, the global shared business services for procurement, finance, human resources, IT and real estate are reported in this sector.

5.4.1 About Innovation, Group & Services

Philips Group Innovation

Philips Group Innovation (PGI) feeds the innovation pipeline, enabling its business partners – the Philips operating businesses – to create new business options through new technologies, new business creation, and intellectual property development. Focused research and development improvement activities drive time-to-market efficiency and increased innovation

Annual Report 2013      111

5 Sector performance 5.4.1 - 5.4.1

effectiveness. In addition, PGI opens up new value spaces beyond current business scope or focus (Emerging Business Areas), manages the Emerging-Business-Areas-related R&D portfolio, and creates synergy for cross-sector initiatives.

PGI encompasses Philips Research, Philips Innovation Services, the Philips Innovation Campus in Bangalore, the Philips Innovation Center Shanghai, Philips Design, the Philips Healthcare Incubator as well as Emerging Business Areas. In total, PGI employs some 4,900 professionals around the globe.

PGI actively participates in ‘Open Innovation’ through relationships with academic and industrial partners, as well as via European and regional projects, in order to improve innovation efficiency and effectiveness, generate new ideas, enhance technology partnering capabilities, and share the related financial exposure. The High Tech Campus in Eindhoven (Netherlands), the Philips Innovation Campus in Bangalore (India), and the Philips Innovation Center in Shanghai (China) are prime examples of environments enabling Open Innovation.

Through Open Innovation, Philips also seeks to ensure proximity of innovation activities to growth geographies. For example, in 2013, Philips and Dubai Economic Council signed a memorandum of understanding to develop a series of strategic initiatives to encourage the adoption of Open Innovation strategies between businesses and government in the United Arab Emirates.

A joint initiative between PGI, IT and multiple Philips businesses aims at speeding up digital innovation to create personalized solutions that matter to people. One of the results in 2013 was that Philips, together with Accenture, simulated the first proof-of-concept for the seamless transfer of patient vital signs into Google Glass. At the IFA in Berlin, Philips also demonstrated apps that add smart personalized functionalities to consumer products, such as a facial hair style app, an air purification app, and a coffee experience app.

Philips Research

Philips Research is the main partner of Philips’ operating businesses for technology-enabled innovation. It creates new technologies and the related intellectual property (IP), which enables Philips to grow in businesses and markets. Together with the businesses and the markets, Philips Research co-creates innovations to strengthen the core businesses as well as to open up new opportunities in adjacent business areas. Research’s innovation pipeline is aligned with our vision and strategy and inspired by unmet customer needs as well as major societal challenges.

In 2013, Philips Research created the world’s most energy-efficient warm-white LED lamp. The new TLED prototype, designed to replace fluorescent tube lighting, delivers 200 lumens per watt of high-quality light, halving energy use compared to current LED lamps.

In the area of Healthcare, Philips Research co-created innovative imaging solutions with improved ultrasound, MRI and X-ray results. In the case of X-ray, the Philips AlluraClarity system provides industry-leading visibility for live image guidance at low X-ray dose levels.

The new EPIQ premium ultrasound platform received outstanding feedback from key opinion leaders about the exceptional image quality delivered by multiline beam forming (nSight Imaging) and Anatomical Intelligence.

Philips Innovation Services

Philips Innovation Services offers a range of advanced innovation services, expertise and high-tech facilities across the entire innovation activity chain. Services extend from concept creation, product development, prototyping and small series production, industrialization, quality and reliability, to sustainability and industrial consulting. Innovation Services’ skills are leveraged by the Philips businesses and Philips Group Innovation across all regions, on a wide range of innovation projects.

Examples of recent innovations supported by Innovation Services include the Hue personal wireless lighting, intelligent catheters such as the EchoNavigator live image-guidance tool, OLED lighting, Green Hospital energy-saving services for medical institutions, and the Smart Air Purifier.

Innovation Services also supports Philips’ drive to deliver innovations that are locally relevant. This year the organization opened a new Service Center at the Philips innovation site in Shanghai. Staffed by experts in electronics design, electromagnetic compatibility, reliability and mechatronics, the Service Center provides locally relevant services meeting Philips’ innovation needs in China.

112      Annual Report 2013

5 Sector performance 5.4.1 - 5.4.1

Philips Innovation Campus Bangalore

Philips Innovation Campus Bangalore (PIC) hosts activities from most of our operating businesses, Philips Research, Design, IP&S, and IT. Healthcare is the largest R&D organization at PIC, with activities in Imaging Systems and Patient Care & Clinical Informatics. While PIC originally started as a software center, it has since developed into a broad product development center (including mechanical, electronics, and supply chain capabilities). Several Healthcare businesses have also located business organizations focusing on growth geographies at PIC.

Philips Innovation Center Shanghai

Philips Research China is Philips’ second-largest research lab globally. The organization currently has over 170 staff, working in the Healthcare, Consumer Lifestyle and Lighting programs, and cooperates extensively with Philips labs across the world. Research China anchors our broader commitment to our Shanghai R&D campus as an innovation hub.

Philips Design

Philips Design partners with the Philips businesses, Group Innovation, and functions to ensure that our innovations are people-focused, meaningful and locally relevant, and that the Philips brand experience is differentiating, consistent and drives customer preference across all its touch-points.

Philips Design is a global function within the company, comprised of a Group Design team that leads the function and develops new competencies, and fully integrated sector Design teams ensuring close alignment with the Philips businesses. The organization is made up of designers across various disciplines, as well as psychologists, ergonomists, sociologists and anthropologists – all working together to understand people’s needs and desires and to translate these into relevant solutions and experiences that create value for people and business. Design’s forward-looking exploration projects deliver vital insights for new business development.

In the area of emergency care, for example, the Design team has been instrumental in developing a new user interaction concept for the next generation of automatic external defibrillation (AED). Based on new and deeper insights from onsite research into stakeholder requirements, protocols, routines and behavior in emergency settings in firehouses and police stations, it improves the ease of use for first responders, resulting in faster deployment. The Philips HeartStart FR3 AED won a red dot design award in 2013.

Philips Design is widely recognized as a world leader in people-centric design. In 2013, it won over 100 key design awards, including an unprecedented 39 iF design awards in the areas of product, communication and innovation design, 22 red dot design awards, eight Successful Design Awards China, seven Dutch Good Industrial Design Recognition prizes, and four Australian International Design Awards.

Philips Healthcare Incubator

The Philips Healthcare Incubator is a corporate organization within Philips Group Innovation dedicated to new business creation. Its mission is to identify novel business opportunities addressing unmet needs of patients, payors and care providers through ground-breaking innovation, and to transform these into successful businesses. The ultimate goal is to create new, sizeable business categories for Philips in health care.

Philips Intellectual Property & Standards

Philips IP&S proactively pursues the creation of new intellectual property in close co-operation with Philips’ operating businesses and Philips Group Innovation. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips’ businesses to support their growth, competitiveness and profitability.

Philips’ IP portfolio currently consists of approximately 13,200 patent families, 2,680 trademark families, 3,930 design families, and 2,150 domain name families. Philips filed approximately 1,550 patent applications in 2013, with a strong focus on the growth areas in health and well-being.

IP&S participates in the setting of standards to create new business opportunities for the Healthcare, Consumer Lifestyle and Lighting sectors. A substantial portion of revenue and costs is allocated to the operating sectors. Philips believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents and licenses.

Group and Regional Costs

Group and Regional organizations support the creation of value, connecting Philips with key stakeholders, especially our employees, customers, government and society. These organizations include the Executive Committee, Brand Management, Sustainability, New Venture Integration, the Group functions related to strategy, human resources, legal and finance, as well as country and regional management.

Annual Report 2013      113

5 Sector performance 5.4.1 - 5.4.2

Accelerate! Investments

Innovation, Group & Services plays an important role in the Accelerate! program, notably by helping to improve the end-to-end value chain. The End-to-End approach consists of three core processes: Idea-to-Market, Market-to-Order, and Order-to-Cash. Innovation, Group & Services supports a more efficient and effective Idea-to-Market process in five focal areas: speeding up time-to-market, portfolio optimization, driving breakthrough innovation, improving innovation competencies, and strengthening the position of Philips as an innovation leader. Based on deeper customer insights, and enhanced capability and competency building, we are driving value more effectively.

5.4.2 2013 financial performance

Key data
in millions of euros unless otherwise stated
	2011	2012	2013
Sales	731	713	736
Sales growth
% increase (decrease), nominal	(23)	(2)	3
% increase (decrease), comparable1)	(13)	—	(2)
Adjusted IFO of:
Group Innovation	(78)	(149)	(134)
IP Royalties	262	253	312
Group and Regional costs	(140)	(161)	(175)
Accelerate! investment	(28)	(128)	(137)
Pensions	22	24	(41)
Service Units and other	(235)	(543)	(64)

Adjusted IFO1)	(197)	(704)	(239)
IFO	(207)	(712)	(242)
Net operating capital (NOC)1)	(3,875)	(4,500)	(2,922)
Cash flows before financing activities1)	(1,159)	(842)	(2,101)
Employees (FTEs)	13,001	11,856	12,937

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 14, Reconciliation of non-GAAP information, of this report

In 2013, sales amounted to EUR 736 million, EUR 23 million higher than in 2012, due to higher royalty income.

Adjusted IFO in 2013 amounted to a loss of EUR 239 million, compared to a loss of EUR 704 million in 2012. In 2012, Adjusted IFO included the EUR 313 million impact of the European Commission fine and provisions related to various legal matters totaling EUR 132 million. Restructuring and acquisition-related charges amounted to EUR 3 million in 2013, compared to EUR 56 million in 2012. 2013 Adjusted IFO also included a past-service pension cost gain of EUR 6 million, which was recorded across Group Innovation, IP Royalties, Group and Regional Overheads and Service Units and Others.

Adjusted IFO at Group Innovation was a EUR 15 million lower net cost than in 2012, mainly due to lower restructuring charges.

Group & Regional Overhead costs were EUR 14 million higher than in 2012, mainly due to increased costs related to our new brand positioning.

Accelerate! investments amounted to EUR 137 million in 2013, and include investments in IT infrastructure, internal departments and external consultancy dedicated to the Accelerate! program.

Pensions amounted to a net cost of EUR 41 million, and represent costs related to deferred pensioners covered by company plans. In 2013, Adjusted IFO was impacted by a EUR 31 million settlement loss arising from a lump-sum offering to terminated vested employees in our US pension plan. In 2012, Adjusted IFO was positively impacted by a EUR 25 million gain from a change in a medical retiree plan.

Adjusted IFO at Service Units and Other increased from a loss of EUR 543 million in 2012 to a loss of EUR 64 million. In 2012, Adjusted IFO included the EUR 313 million impact of the European Commission fine and provisions related to various legal matters totaling EUR 132 million, as well as a gain on the sale of the High Tech Campus of EUR 37 million. Excluding these impacts, the increase in Adjusted IFO in 2013 was mainly due to lower restructuring costs as well as releases of environmental provisions.

Net operating capital decreased to negative EUR 2.9 billion, primarily related to the payment of the European Commission fine, a decrease in pension liabilities, an increase in the value of currency hedges as well as a reclassification of real estate assets from the sectors to the Service Units.

Cash flows before financing activities decreased from an outflow of EUR 842 million in 2012 to an outflow of EUR 2,101 million, mainly due to the payment of the European Commission fine and lower cash inflows from the sale of fixed assets.

2012 financial performance

In 2012, sales amounted to EUR 713 million, EUR 18 million lower than in 2011, reflecting the divestment of Assembléon in 2011.

114      Annual Report 2013

5 Sector performance 5.4.2 - 5.4.2

Adjusted IFO in 2012 amounted to a loss of EUR 704 million, compared to a loss of EUR 197 million in 2011. The year-on-year decrease in Adjusted IFO was largely attributable to a EUR 313 million impact of European Commission fine and provisions related to various legal matters totaling EUR 132 million. Restructuring and acquisition-related charges amounted to EUR 56 million in 2012, compared to EUR 23 million in 2011.

Adjusted IFO at Group Innovation was EUR 71 million lower than in 2011, due to new innovation and design initiatives, as well as higher investments in new value spaces.

Group & Regional Overhead costs were EUR 21 million higher than in 2011, mainly due to increased costs related to strengthening the market access and growth initiatives.

Accelerate! investments amounted to EUR 128 million in 2012, and include investments in IT infrastructure, internal departments and external consultancy dedicated to the Accelerate! program.

Adjusted IFO at Pensions was EUR 2 million higher than in 2011. 2011 was positively impacted by a EUR 21 million gain due to a plan change in one of our major plans, while 2012 was positively impacted by a EUR 25 million gain from a change in a medical retiree plan.

Adjusted IFO at Service Units and Other decreased from a loss of EUR 235 million in 2011 to a loss of EUR 543 million. The decrease was largely attributable to the EUR 313 million impact of the European Commission fine and provisions related to various legal matters totaling EUR 132 million, partly offset by a gain on the sale of High Tech Campus of EUR 37 million and lower stranded costs from the divestment of our Television business.

Net operating capital decreased to negative EUR 4.5 billion, primarily related to an increase in payables and provisions due to legal and environmental matters.

Cash flows before financing activities improved from an outflow of EUR 1,159 million in 2011 to an outflow of EUR 842 million, mainly due to higher cash inflows from the sale of fixed assets.

Annual Report 2013      115

6 Risk management 6 - 6.1

6 Risk management

6.1 Our approach to risk management and business control

The following section presents an overview of Philips’ approach to risk management and business controls and a description of the nature and the extent of its exposure to risks. Philips’ risk management focuses on the following risk categories: Strategic, Operational, Compliance and Financial risks. These categories are further described in section 6.2, Risk categories and factors, of this report. The risk overview highlights the main risks known to Philips, which could hinder it in achieving its strategic and financial business objectives. The risk overview may, however, not include all the risks that may ultimately affect Philips. Some risks not yet known to Philips, or currently believed not to be material, could ultimately have a major impact on Philips’ businesses, objectives, revenues, income, assets, liquidity or capital resources.

All oral and written forward-looking statements made on or after the date of this Annual Report and attributable to Philips are expressly qualified in their entirety by the factors described in the cautionary statement included in Forward-looking statements, of this report and the overview of risk factors described in section 6.2, Risk categories and factors, of this report.

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

The quality of Philips’ systems of business controls and the findings of internal and external audits are reported to and discussed by the Audit Committee of the Supervisory Board. Internal auditors monitor the quality of the business controls through risk-based operational audits, inspections of financial reporting controls and compliance audits. Audit committees at group level (Group, Finance, Innovation and IT), at Global Market level and at Sector level (Healthcare, Lighting, Consumer Lifestyle) meet quarterly to address weaknesses in the business controls infrastructure as reported by internal and external auditors or revealed by self-assessment of management, and to take corrective action where necessary. These audit committees are also involved in determining the desired company-wide internal audit planning as approved by the Audit Committee of the Supervisory Board. An in-depth description of Philips’ corporate governance structure can be found in chapter 10, Corporate governance, of this report.

Philips Business Control Framework

The Philips Business Control Framework (BCF) sets the standard for risk management and business control in Philips. The objectives of the BCF are to maintain integrated management control of the company’s operations, in order to ensure the integrity of the financial reporting, as well as compliance with laws and regulations. Philips is using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework on internal control (1992) as a basis for the BCF.

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

116      Annual Report 2013

6 Risk management 6.1 - 6.1

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

As part of the Annual Report process, management’s accountability for business controls is enforced through the formal issuance of a Statement on Business Controls and a Letter of Representation by sector and functional management to the Executive Committee. Any deficiencies noted in the design and operating effectiveness of controls over financial reporting which were not completely remediated are evaluated at year-end by the Executive Committee. The Executive Committee’s report, including its conclusions regarding the effectiveness of internal control over financial reporting, can be found in section 11.1, Management’s report on internal control, of this report.

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

The Philips Ethics hotline seeks to ensure that alleged violations are registered and dealt with consistently within a company-wide system. To drive the practical deployment of the GBP, a set of directives has been published, which are applicable to all employees. There are also separate directives which apply to specific categories of employees (e.g. the Supply Management Code of Ethics and Financial Code of Ethics, refer to www.philips.com/gbp).

To seek to ensure compliance with the highest standards of transparency and accountability by all employees performing important financial functions, the Financial Code of Ethics contains, amongst other things, standards to promote honest and ethical conduct, as well as full, accurate and timely disclosure procedures in order to avoid conflicts of interest.

Both the Finance and Supply Management Code of Ethics are signed off on an annual basis by the relevant employees, to confirm their awareness of and compliance with, the respective codes.

The GBP self-assessment process is fully embedded in an automated workflow application (ICS) supporting Sector, Market and functional management in monitoring internal controls, as described under the Philips Business Control Framework. Embedding GBP self-assessments in ICS seeks to ensure that GBP compliance is now part of Sector, Market and functional management’s quarterly ICS/SOx (Sarbanes-Oxley) monitoring process, and that GBP non-compliance issues, if significant, are reported to the Board of Management/Executive Committee via the Quarterly Certification Statement process.

In June 2013, as part of the global GBP communications campaign, a business integrity survey was rolled out to all employees to obtain their input on the effectiveness of our GBP program. The insights that were derived from this survey were used to further enhance the effectiveness of the current compliance activities as well as the compliance road map. The business integrity survey also provided the kickoff for a global GBP communications campaign, culminating in a global event called the ‘GBP dialogue week’ held in October 2013, in which managers were invited to hold sessions with their teams to discuss GBP in relation to their function or business.

Mandatory web-based GBP training, which is designed to reinforce awareness of the need for compliance with the GBP, is available in 23 languages. Every quarter, all new employees are invited to take this training in their

Annual Report 2013      117

6 Risk management 6.1 - 6.1

local language. In 2013, targeted audiences participated in a web-based training focusing on specific topics, including anti-bribery, antitrust, privacy and export controls.

In 2013, we introduced a mandatory sign-off on GBP for all executives.

For further details, please refer to the General Business Principles paragraph in chapter 13, Sustainability statements, of this report.

Financial Code of Ethics

The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the CEO (the principal executive officer) and CFO (the principal financial and principal accounting officer), and to the heads of the Group Control, Group Treasury, Group Fiscal and Group Internal Audit departments of the Company. The Company has published its Financial Code of Ethics within the investor section of its website located at www.philips.com. No changes have been made to the Code of Ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above in 2013.

118      Annual Report 2013

6 Risk management 6.2 - 6.2

6.2 Risk categories and factors

Taking risks is an inherent part of entrepreneurial behavior. A structured risk management process allows management to take risks in a controlled manner. In order to provide a comprehensive view of Philips’ business activities, risks and opportunities are identified in a structured way combining elements of a top-down and bottom-up approach. Risks are reported on a regular basis as part of the ‘Business Performance Management’ process. All relevant risks and opportunities are prioritized in terms of impact and likelihood, considering quantitative and/or qualitative aspects. The bottom-up identification and prioritization process is supported by workshops with the respective management at Sector, Market and Group Function level. The top-down element allows potential new risks and opportunities to be discussed at management level and included in the subsequent reporting process, if found to be applicable. Reported risks and opportunities are analyzed for potential cumulative effects and are aggregated at Sector, Market and Group level. Philips has a structured risk management process to address different risk categories: Strategic, Operational, Compliance and Financial risks.

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

Philips describes the risk factors within each risk category in order of Philips’ current view of expected significance, to give stakeholders an insight into which risks and opportunities it considers more prominent than others at present. The risk overview highlights the main risks and opportunities known to Philips, which could hinder it in achieving its strategic and financial business objectives. The risk overview may, however, not include all the risks that may ultimately affect Philips. Describing risk factors in their order of expected significance within each risk category does not mean that a lower listed risk factor may not have a material and adverse impact on Philips’ business, strategic objectives, revenues, income, assets, liquidity, capital resources or achievement of Philips’ 2016 goals. Furthermore, a risk factor described after other risk factors may ultimately prove to have more significant adverse consequences than those other risk factors. Over time Philips may change its view as to the relative significance of each risk factor.

Annual Report 2013      119

6 Risk management 6.3 - 6.3

6.3 Strategic risks

As Philips’ business is global, its operations are exposed to economic and political developments in countries across the world that could adversely impact its revenues and income.

Philips’ business environment is influenced by conditions in the domestic and global economies. Continued concerns about the macroeconomic environment has shown its impact on global markets during 2013. Towards the end of 2013 the macroeconomic environment seemed to tilt towards a more positive outlook, however with substantial differences between geographical areas. Anticipated changes in US monetary policy during 2013 have resulted in a significant negative impact on foreign currency rates in a number of emerging markets, highlighting fiscal problems and other economic vulnerabilities in these countries. The disparate macroeconomic outlook for the main geographies and the potential impact of further changes in fiscal and monetary policy continues to provide uncertainty on the levels of capital expenditures in general, unemployment levels and consumer and business confidence, which could adversely affect demand for products and services offered by Philips. Political developments, such as healthcare reforms in various countries may impose additional uncertainties by redistributing sector spending, changing reimbursement models and fiscal changes.

Numerous other factors, such as the fluctuation of energy and raw material prices, as well as global political conflicts in North Africa, the Middle East and other regions, could continue to impact macroeconomic factors and the international capital and credit markets. Economic and political uncertainty may have a material adverse impact on Philips’ financial condition or results of operations and can also make it more difficult for Philips to budget and forecast accurately. Philips may encounter difficulty in planning and managing operations due to the lack of adequate infrastructure and unfavorable political factors, including unexpected legal or regulatory changes such as foreign exchange import or export controls, increased healthcare regulation, nationalization of assets or restrictions on the repatriation of returns from foreign investments. Given that growth geographies are becoming increasingly important in Philips’ operations, the above-mentioned risks are also expected to grow and could have a material adverse effect on Philips’ financial condition and operating results.

Philips may be unable to adapt swiftly to changes in industry or market circumstances, which could have a material adverse impact on its financial condition and results.

Fundamental shifts in the industry, like the transition from traditional lighting to LED lighting, may drastically change the business environment. If Philips is unable to recognize these changes in good time, is late in adjusting its business models, or if circumstances arise such as pricing actions by competitors, then this could have a material adverse effect on Philips’ growth ambitions, financial condition and operating result.

Philips’ overall performance in the coming years is dependent on realizing its growth ambitions in growth geographies.

Growth geographies are becoming increasingly important in the global market. In addition, Asia is an important production, sourcing and design center for Philips. Philips faces strong competition to attract the best talent in tight labor markets and intense competition from local companies as well as other global players for market share in growth geographies. Philips needs to maintain and grow its position in growth geographies, invest in local talents, understand developments in end-user preferences and localize the portfolio in order to stay competitive. If Philips fails to achieve this, then this could have a material adverse effect on growth ambitions, financial condition and operating result.

The growth ambitions of Philips may be adversely affected by economic volatility inherent in growth geographies and the impact of changes in macroeconomic circumstances on growth economies.

Philips may not control joint ventures or associated companies in which it invests, which could limit the ability of Philips to identify and manage risks.

Philips has invested or will invest in joint ventures or associated companies in which Philips will have a non-controlling interest. In these cases , Philips has limited influence over, and limited or no control of, the governance, performance and cost of operations of joint ventures or associated companies. Some of these joint ventures or associated companies may represent significant investments. The joint ventures and associated companies that Philips does not control may make business, financial or investment decisions contrary to Philips’ interests or decisions different from those, which Philips itself may have made. Additionally, Philips partners or members of a joint venture or associated company may not be able to meet their financial or other obligations, which could

120      Annual Report 2013

6 Risk management 6.3 - 6.4

expose Philips to additional financial or other obligations, as well as have a material adverse effect on the value of its investments in those entities or potentially subject Philips to additional claims.

Acquisitions could expose Philips to integration risks and challenge management in continuing to reduce the complexity of the company.

Philips’ acquisitions may continue to expose Philips in the future to integration risks in areas such as sales and service force integration, logistics, regulatory compliance, information technology and finance. Integration difficulties and complexity may adversely impact the realization of an increased contribution from acquisitions. Philips may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses.

Furthermore, organizational simplification and resulting cost savings may be difficult to achieve. Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill. Write-downs of these assets due to unforeseen business developments may have a material adverse effect on Philips’ earnings, particularly in Healthcare and Lighting, which have significant amounts of goodwill (see also note 11, Goodwill).

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

6.4 Operational risks

Failure to deliver on the objectives of the transformation programs.

In 2011 Philips started a very extensive transformation program (Accelerate!) to unlock Philips’ full potential. Accelerate! spans a time period of several years. Failure to achieve the objectives of the transformation programs may have a material adverse effect on the mid and long term financial targets.

In addition the transformation program of the Finance function may expose Philips to adverse changes in the quality of its systems of internal control.

Failure to achieve improvements in Philips’ solution and product creation process and/or increased speed in innovation-to-market could hamper Philips’ profitable growth ambitions.

Further improvements in Philips’ solution and product creation process, ensuring timely delivery of new solutions and products at lower cost and upgrading of customer service levels to create sustainable competitive advantage, are important in realizing Philips’ profitable growth ambitions. The emergence of new low-cost competitors, particularly in Asia, further underlines the importance of improvements in the product creation process. The success of new solution and product creation, however, depends on a number of factors, including timely and successful completion of development efforts, market acceptance, Philips’ ability to manage the risks associated with new products and production ramp-up issues, the ability of Philips to attract and retain employees with the appropriate skills, the availability of products in the right quantities and at appropriate costs to meet anticipated demand and the risk that new products and services may have quality or other defects in the early stages of introduction. Accordingly, Philips cannot determine in advance the ultimate effect that new solutions and product creations will have on its financial condition and operating results. If Philips fails to accelerate its innovation-to-market processes and fails to ensure that end-user insights are fully captured and translated into solution and product creations that improve product mix and consequently contribution, it may face an erosion of its market share and competitiveness, which could have a material adverse effect on its financial condition and operating results.

Annual Report 2013      121

6 Risk management 6.4 - 6.4

If Philips is unable to ensure effective supply chain management, e.g. facing an interruption of its supply chain, including the inability of third parties to deliver parts, components and services on time, and if it is subject to rising raw material prices, it may be unable to sustain its competitiveness in its markets.

Philips is continuing the process of creating a leaner supply base with fewer suppliers, while maintaining dual sourcing strategies where possible. This strategy very much requires close cooperation with suppliers to enhance, amongst other things, time to market and quality. In addition, Philips is continuing its initiatives to reduce assets through outsourcing. These processes may result in increased dependency on external suppliers and providers. Although Philips works closely with its suppliers to avoid supply-related problems, there can be no assurance that it will not encounter supply problems in the future or that it will be able to replace a supplier that is not able to meet its demand. Shortages or delays could materially harm its business.

Most of Philips’ activities are conducted outside of the Netherlands, and international operations bring challenges. For example, production and procurement of products and parts in Asian countries are increasing, and this creates a risk that production and shipping of products and parts could be interrupted by a natural disaster, such as occurred in Japan in 2011. A general shortage of materials, components or subcomponents as a result of natural disasters also bears the risk of unforeseeable fluctuations in prices and demand, which could have a material adverse effect on its financial condition and operating results.

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

Philips observes a global increase in IT security threats and higher levels of sophistication in computer crime, posing a risk to the confidentiality, availability and integrity of data and information.

The global increase in security threats and higher levels of professionalism in computer crime have increased the importance of effective IT security measures, including proper identity management processes to protect against unauthorized systems access. Nevertheless, Philips’ systems, networks, products, solutions and services remain potentially vulnerable to attacks, which could potentially lead to the leakage of confidential information, improper use of its systems and networks or defective products, which could in turn materially adversely affect Philips’ financial condition and operating results. In recent years, the risks that we and other companies face from cyber-attacks have increased significantly. The objectives of these cyber-attacks vary widely and may include, among things, disruptions of operations including provision of services to customers or theft of intellectual property or other sensitive information belonging to us or other business partners. Successful cyber-attacks may result in substantial costs and other negative consequences, which may include, but are not limited to, lost revenues, reputational damage, remediation costs, and other liabilities to customers and partners. Furthermore, enhanced protection measures can involve significant costs. Although we have experienced cyber-attacks but to date have not incurred any significant damage as a result, there can be no assurance that in the future Philips will be as successful in avoiding damages from cyber-attacks. Additionally, the integration of new companies and successful outsourcing of business processes are highly dependent on secure and well controlled IT systems.

122      Annual Report 2013

6 Risk management 6.4 - 6.5

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

6.5 Compliance risks

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

Please refer to note 26, Contingent assets and liabilities, for additional disclosure relating to specific legal proceedings.

Philips is exposed to governmental investigations and legal proceedings with regard to possible anti-competitive market practices.

Philips is facing increased scrutiny by national and European authorities of possible anti-competitive market practices. For example, Philips is one of the companies that were inspected by officials of the European Commission in December 2013. The European Commission is looking into potential restrictions on online sales of consumer electronic products and small domestic appliances. Philips is fully cooperating with the European Commission. Philips’ financial position and results could be materially affected by an adverse final outcome of governmental investigations and litigation, as well as any potential related claims.

Philips’ global presence exposes the company to regional and local regulatory rules, changes to which may affect the realization of business opportunities and investments in the countries in which Philips operates.

Philips has established subsidiaries in over 80 countries. These subsidiaries are exposed to changes in governmental regulations and unfavorable political developments, which may affect the realization of business opportunities or impair Philips’ local investments. Philips’ increased focus on the healthcare sector increases its exposure to highly regulated markets, where obtaining clearances or approvals for new products is of great importance, and where there is

Annual Report 2013      123

6 Risk management 6.5 - 6.5

a dependency on the available funding for healthcare systems. In addition, changes in reimbursement policies may affect spending on healthcare.

Philips is exposed to non-compliance with General Business Principles.

Philips’ attempts to realize its growth ambitions could expose it to the risk of non-compliance with the Philips General Business Principles, such as anti-bribery provisions. This risk is heightened in growth geographies as the legal and regulatory environment is less developed in growth geographies compared to mature geographies. Examples include commission payments to third parties, remuneration payments to agents, distributors, consultants and the like, and the acceptance of gifts, which may be considered in some markets to be normal local business practice. (See also note 26, Contingent assets and liabilities.)

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

Philips’ brand image and reputation would be adversely impacted by non-compliance with various data protection and product security laws. In light of Philips digital strategy, data privacy laws are increasingly important. Also, Philips Healthcare is subject to various (patient) data protection and safety laws. In Philips Healthcare, privacy and product safety and security issues may arise, especially with respect to remote access or monitoring of patient data or loss of data on our customers’ systems.

Philips operates in a highly regulated product safety and quality environment. Philips’ products are subject to regulation by various government agencies, including the FDA (US) and comparable foreign agencies. Obtaining their approval is costly and time consuming, but a prerequisite for market introduction. A delay or inability to obtain the necessary regulatory approvals for new products could have a material adverse effect on business. The risk exists that product safety incidents or user concerns could trigger FDA business reviews which, if failed, could lead to business interruption which in turn could adversely affect Philips’ financial condition and operating results. E.g. the voluntary, temporary suspension of new production at our Healthcare facility in Cleveland, Ohio targets to further strengthen manufacturing process controls after certain issues in this area were identified during an ongoing FDA inspection.

124      Annual Report 2013

6 Risk management 6.6 - 6.6

6.6 Financial risks

Philips is exposed to a variety of treasury risks and other financial risks including liquidity risk, currency risk, interest rate risk, commodity price risk, credit risk, country risk and other insurable risk.

Negative developments impacting the global liquidity markets could affect the ability of Philips to raise or re-finance debt in the capital markets or could lead to significant increases in the cost of such borrowing in the future. If the markets expect a downgrade or downgrades by the rating agencies or if such a downgrade has actually taken place, it could increase the cost of borrowing, reduce our potential investor base and adversely affect our business.

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

For further analysis, please refer to note 35, Details of treasury / other financial risks.

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

For further details, please refer to the fiscal risks paragraph in note 5, Income taxes.

Philips has defined-benefit pension plans in a number of countries. The funded status and the cost of maintaining these plans are influenced by movements in financial market and demographic developments, creating volatility in Philips’ financials.

A significant proportion of employees in Europe and North America is covered by defined-benefit pension plans. The accounting for defined-benefit pension plans requires management to make estimates on discount rates, inflation, longevity and expected rates of compensation. Movements (e.g. due to the movements of financial markets) in these assumptions

Annual Report 2013      125

6 Risk management 6.6 - 6.6

can have a significant impact on the Defined Benefit Obligation and pension cost. A negative performance of the financial markets could have a material impact on cash funding requirements and pension costs and also affect the value of certain financial assets and liabilities of the company.

For further details, please see note 30, Post-employment benefits and note 36, Subsequent events.

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

Important critical reporting risk areas identified within Philips following the risk assessment are:

•	complex accounting for sales-related accruals, warranty provisions, tax assets and liabilities, pension benefits, and business combinations

•	complex sales transactions relating to multi-element deliveries (combination of goods and services)

•	valuation procedures with respect to assets (including goodwill and inventories)

•	significant (contingent) liabilities such as environmental claims and other litigation

•	outsourcing of high volume/homogeneous transactional finance and IT operations to third-party service providers

•	employee post-retirement benefits (as described separately)

126      Annual Report 2013

7 Management 7 - 7

7 Management

Koninklijke Philips N.V. is managed by an Executive Committee which comprises the members of the Board of Management and certain key officers from functions, businesses and markets.

The Executive Committee operates under the chairmanship of the Chief Executive Officer and shares responsibility for the deployment of Philips’ strategy and policies, and the achievement of its objectives and results.

Under Dutch Law, the Board of Management is accountable for the actions and decisions of the Executive Committee and has ultimate responsibility for the management and external reporting of Koninklijke Philips N.V. and is answerable to shareholders at the Annual General Meeting of Shareholders. Pursuant to the two-tier corporate structure, the Board of Management is accountable for its performance to a separate and independent Supervisory Board.

The Rules of Procedure of the Board of Management and Executive Committee are published on the Company’s website (www.philips.com/investor).

Corporate governance

A full description of the Company’s corporate governance structure is published in chapter 10, Corporate governance, of this report.

Frans van Houten

President/Chief Executive Officer (CEO)

Chairman of the Board of Management since April 2011

Corporate responsibilities: Chairman of the Executive Committee, Internal

Audit, Information Technology, Supply Management, Marketing &

Communication, Accelerate! - Overall transformation, End2End

Born 1960, Dutch

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

Pieter Nota

Executive Vice President & Chief Executive Officer of Philips Consumer Lifestyle

Member of the Board of Management since April 2011

Corporate responsibilities: Sector Consumer Lifestyle, Accelerate! -

Resource to Win

Born 1964, Dutch

Carole Wainaina

Executive Vice President & Chief Human Resources Officer

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

Born 1966, Italian/French

Ron Wirahadiraksa

Executive Vice President & Chief Financial Officer (CFO)

Member of the Board of Management since April 2011

Corporate responsibilities: Finance, Mergers & Acquisitions, Accelerate! -

Operating Model

Born 1960, Dutch

Annual Report 2013      127

7 Management 7 - 7

From top to bottom, from left to right: Frans van Houten, Ron Wirahadiraksa, Deborah DiSanzo, Ronald de Jong, Jim Andrew, Pieter Nota, Eric Coutinho, Eric Rondolat, Carole Wainaina, Patrick Kung

128      Annual Report 2013

8 Supervisory Board 8 - 8

8 Supervisory Board

The Supervisory Board supervises the policies of the executive management and the general course of affairs of Koninklijke Philips N.V. and advises the executive management thereon. The Supervisory Board, in the two-tier corporate structure under Dutch law, is a separate and independent corporate body.

The Rules of Procedure of the Supervisory Board are published on the Company’s website. For details on the activities of the Supervisory Board, see chapter 9, Supervisory Board report, of this report and section 10.2, Supervisory Board, of this report.

Jeroen van der Veer

Chairman

Chairman of Corporate Governance and Nomination & Selection Committee

Member of the Supervisory Board since 2009; second term expires in 2017

Former Chief Executive of Royal Dutch Shell and Chairman of the Supervisory Board of ING Group. Member of the Supervisory Board of Concertgebouw N.V.

Born 1947, Dutch** ***

Kees van Lede

Member of the Supervisory Board since 2003; third term expires in 2015

Former Chairman of the Board of Management of Akzo Nobel and currently Chairman of the Supervisory Board of Royal Imtech N.V. Member of the Supervisory Boards of AirFrance/KLM, Air Liquide and Senior Advisor JP Morgan Plc.

Born 1942, Dutch*

Heino von Prondzynski

Member of the Supervisory Board since 2007; second term expires in 2015

Former member of the Corporate Executive Committee of the F. Hofmann-La Roche Group and former CEO of Roche Diagnostics, currently Chairman of the Supervisory Board of HTL Strefa and Epigenomics AG. Member of the Supervisory Board of Hospira

Born 1949, German*

Jackson Tai

Chairman of Audit Committee

Member of the Supervisory Board since 2011; first term expires in 2015

Former Vice-Chairman and CEO of DBS Group and DBS Bank Ltd and former Managing Director at J.P. Morgan &Co. Incorporated. Currently a member of the Supervisory Boards of The Bank of China Limited, Singapore Airlines, MasterCard Incorporated and Eli Lilly and Company. Also Non-Executive Director of privately-held Russell Reynolds Associates and of Vapor Stream

Born 1950, American*

James Schiro

Vice-Chairman and Secretary; Chairman of the Remuneration Committee

Member of the Supervisory Board since 2005; third term expires in 2017

Former CEO of Zurich Financial Services and Chairman of the Group Management Board. Also serves on various boards of private and listed companies including Goldman Sachs as Lead Director and member of the audit committee, PepsiCo as member of the Supervisory Board and Reva Medical as member of the Supervisory Board. Senior Advisor CVC Capital Partners Ltd.

Born 1946, American** ***

Ewald Kist

Member of the Supervisory Board since 2004; third term expires in 2016

Former Chairman of the Executive Board of ING Group and currently member of the Supervisory Boards of DSM, Moody’s Investor Service and Stage Entertainment

Born 1944, Dutch**

Christine Poon

Member of the Supervisory Board since 2009; second term expires in 2017

Former Vice-Chairman of Johnson & Johnson’s Board of Directors and Worldwide Chairman of the Pharmaceuticals Group. Currently dean of Ohio State University’s Fisher College of Business and member of the Board of Directors of Prudential and Regeneron

Born 1952, American** ***

Neelam Dhawan

Member of the Supervisory Board since 2012; first term expires in 2016

Currently Managing Director of Hewlett-Packard India

Born 1959, Indian*

*	member of the Audit Committee

**	member of the Remuneration Committee

***	member of the Corporate Governance and Nomination & Selection Committee

Annual Report 2013      129

8 Supervisory Board 8 - 8

From top to bottom, from left to right: Neelam Dhawan, Jackson Tai, Ewald Kist, Heino von Prondzynski, Christine Poon, James Schiro, Kees van Lede, Jeroen van der Veer

130      Annual Report 2013

9 Supervisory Board report 9 - 9

9 Supervisory Board report

Introduction

We as members of the Supervisory Board are fully committed to our role and responsibility in respect of the proper functioning of the corporate governance of Philips. The Supervisory Board supervises and advises the Board of Management and Executive Committee in performing their management tasks and setting the direction of the business of the Philips group. The Supervisory Board acts, and we as individual members of the Board act in the interests of Koninklijke Philips N.V., its business and all its stakeholders. This report includes a more specific description of the Supervisory Board’s activities during the financial year 2013 and other relevant information on its functioning.

Activities of the Supervisory Board

The full scope and details of the discussions within the Supervisory Board are confidential, (inter alia) given the business sensitive nature of the matters discussed. Nevertheless, the overview below indicates a number of matters that we discussed during meetings throughout 2013:

•	Philips’ performance and financial headroom

•

Philips’ strategy and the new mid-term targets that were announced during the Capital Markets Day in September 2013. In particular, the Supervisory Board focused on the nature of the Group, the portfolio of approximately 40 businesses across various strategic domains, the company’s geographic footprint and the roadmap to unlock the company’s full potential over the coming years with emphasis on the Philips Business System

•	Philips’ annual management commitment for 2013

•	The review of the integration of large acquisitions

•	The change in (the funding of) the pension obligations in the Netherlands

•	Philips’ progression towards becoming a more digital company

•

The enterprise risk management (which included the annual risk assessment and discussion of the changing nature of the risks faced by Philips and the possible impact of such risks). For instance, the Supervisory Board discussed the impact of changing macro-economic conditions and the risks posed by information security

•	Quality and regulatory matters, and

•	The divestment of the Audio, Video, Multimedia and Accessories business (including the termination of the Funai agreement).

The Supervisory Board conducted so-called “deep dives” on a range of topics, such as: the strategy of Consumer Lifestyle; the operations of the Lighting Sector in North America and reviews of the company’s activities in Latin America.

The Supervisory Board also conducted a number of reviews of the company’s operations in markets, including in China, Middle-East and Turkey, and Africa. Moreover, the North American Market (including the activities of the Sectors and key functions in that geography) was discussed by the Supervisory Board and we provided feedback on the new brand identity, which was launched in November 2013. Additionally, we received updates on sustainability and the share buy-back program and the impact of currency headwinds.

On multiple occasions, we were briefed on the various aspects of the Accelerate! program, This included the transformation of the Finance and IT functions and also the progress made in transforming the culture within Philips and simplifying its operating model.

The Supervisory Board also reviewed Philips’ annual and interim financial statements, including non-financial information, prior to publication thereof.

Supervisory Board meetings and attendance

In 2013, the Supervisory Board convened for seven regular meetings. Moreover, we collectively and individually interacted with members of the Executive Committee and with senior management outside the formal Supervisory Board meetings. The Chairman of the Supervisory Board and the CEO met regularly for bilateral discussions about the progress of the company on a variety of matters.

The Supervisory Board meetings were well attended in 2013. The attendance percentage of the meetings - including the committee meetings - was high (in excess of 95%). The Supervisory Board committees also convened regularly (see the separate reports of the committees below) and all of the committees regularly reported back on their activities to the full Supervisory

Annual Report 2013      131

9 Supervisory Board report 9 - 9

Board. We as members of the Board devoted sufficient time to engage (proactively if the circumstances so required) in our supervisory responsibilities.

Composition, diversity and self-evaluation by the Supervisory Board

The Supervisory Board is a separate corporate body that is independent of the Board of Management (and the Executive Committee). Its independence is also reflected in the requirement that members of the Supervisory Board can neither be a member of the Board of Management, member of the Executive Committee nor an employee of Philips. The Supervisory Board furthermore considers all its members to be independent pursuant to the Dutch Corporate Governance Code. We will continue to pay close attention to applicable independence criteria.

The Supervisory Board currently consists of eight members. The agenda for the upcoming 2014 Annual General Meeting of Shareholders includes the proposal to appoint Ms. Orit Gadiesh as an additional member to the Supervisory Board, bringing the total to nine members.

The profile of the Supervisory Board aims for an appropriate combination of knowledge and experience among its members encompassing marketing, manufacturing, technology, financial, economic, social and legal aspects of international business, government and public administration in relation to the global and multi-product character of Philips’ businesses. The Supervisory Board pays great value to diversity in its composition. More particular it aims for having members with an European and a non- European background (nationality, working experience or otherwise) and one or more members with an executive or similar position in business or society no longer than five years ago.

In addition, we support the Philips’ policy to appoint a well-balanced mix of women and men to its Board of Management, Executive Committee and Supervisory Board. New Dutch legislation, effective per January 1, 2013, requires companies to pursue a policy of having at least 30% of the seats on the Board of Management and the Supervisory Board held by women and at least 30% of the seats held by men.

We believe we are making good progress in implementing this policy. The appointment of Orit Gadiesh, as currently proposed to the General Meeting of Shareholders, will bring the Supervisory Board’s gender diversity within the statutory criteria. There were no other vacancies to fulfil in 2013. In addition, we note that there may be various other pragmatic reasons – such as the other relevant selection criteria and the availability of suitable candidates within Philips – that could play a complicating role in fully achieving the gender targets in the short term.

In 2013, the members of the Supervisory Board completed a questionnaire to verify compliance in 2013 with applicable corporate governance rules and its Rules of Procedure. The outcome of this survey was satisfactory.

In addition, we each submitted to the Chairman responses to a questionnaire designed to self-evaluate the functioning of the Supervisory Board. The questionnaire covered topics such as the composition and competence of the Supervisory Board (for example, the Board’s size and the education and training requirements of its members), access to information, the frequency and quality of the meetings, quality and timeliness of the meeting materials, the nature of the topics discussed during meetings and the functioning of the Supervisory Board’s committees.

The responses to the questionnaire were aggregated into a report, which was discussed by the Supervisory Board in a private meeting. Certain areas were identified that could be improved and it was decided that the Chairman would follow-up with individual members to address specific issues. Summarizing, the responses provided by the Supervisory Board members indicated that the Board is a well-functioning team and we believe a diversity of experience and skills is presented on the Board. The functioning of the Supervisory Board committees was considered to be commendable (or better) and specific feedback will be addressed by the chairman of each committee with its members. The evaluation lead to certain practical steps to improve the accessibility of the large quantity of materials provided to Supervisory Board members.

In 2013, the use of an external evaluator to measure the functioning of the Supervisory Board was considered; however, it was decided to continue self-evaluation for the time being. We will reconsider the use of an external evaluator as circumstances require.

Supervisory Board committees

The Supervisory Board has assigned certain of its tasks to three permanent committees: the Corporate Governance and Nomination & Selection Committee, the Remuneration Committee and the Audit

132      Annual Report 2013

9 Supervisory Board report 9 - 9

Committee. The function of the committees is to prepare the decision-making of the full Supervisory Board, and the committees currently have no independent or assigned powers. The full Board retains overall responsibility for the activities of its committees. The separate reports of the committees are part of this Supervisory Board report and are published below.

Financial Statements 2013

The financial statements of the company for 2013, as presented by the Board of Management, have been audited by KPMG Accountants N.V. as independent external auditor appointed by the General Meeting of Shareholders. Its reports have been included in the section Group financial statements; section 11.10, Independent auditor’s report - Group and the section Company financial statement; section 12.5, Independent auditor’s report - Company, of this report. We have approved these financial statements, and all individual members of the Supervisory Board (together with the members of the Board of Management) have signed these documents.

We recommend to shareholders that they adopt the 2013 financial statements. We likewise recommend to shareholders that they adopt the proposal of the Board of Management to make a distribution of EUR 0.80 per common share (up to EUR 740 million), in cash or in shares at the option of the shareholder, against the net income for 2013.

Finally, we would like to express our thanks to the members of the Executive Committee and all other employees for their continued contribution during the year. In particular, we would like to express our sincere appreciation to Eric Coutinho, our Chief Legal Officer and General Secretary, who will retire in 2014. We wish him all the best for the future.

February 25, 2014

The Supervisory Board

Jeroen van der Veer

Kees van Lede

Heino von Prondzynski

Jackson Tai

James Schiro

Ewald Kist

Christine Poon

Neelam Dhawan

Further information

For a better understanding of the responsibilities of the Supervisory Board and for internal regulations and procedures for its functioning and that of its committees, please refer to chapter 10, Corporate governance, of this report and to the following documents published on the company’s website:

•	Articles of Association

•	Rules of Procedure Supervisory Board, including the Charters of the Board committees

•	Rules of Conduct with respect to Inside Information

•	(Re)appointment scheme

Changes Supervisory Board and committees 2013

•	Christine Poon, James Schiro and Jeroen van der Veer have been reappointed as a member of the Supervisory Board.

Changes and reappointments Supervisory Board 2014

•	It is proposed to appoint Orit Gadiesh as a member of the Supervisory Board.*

*	Subject to approval of appointment by the General Meeting of Shareholders.

Changes Management 2014

•	Eric Coutinho, Chief Legal Officer and General Secretary will retire on April 30, 2014. He will be succeeded by Marnix van Ginneken (currently Philips’ Head of Group Legal).

Annual Report 2013      133

9 Supervisory Board report 9.1 - 9.1

9.1 Report of the Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee is chaired by Jeroen van der Veer and its other members are James Schiro and Christine Poon.

The Committee is responsible for the review of selection criteria and appointment procedures for the Board of Management, the Executive Committee, as well as the Supervisory Board.

In 2013, the Committee consulted with the CEO and other members of the Board of Management on the appointment or reappointment of candidates to fill current and future vacancies on the Board of Management, Executive Committee and Supervisory Board. Following which it prepared decisions and advised the Supervisory Board on the candidates for appointment.

The Committee devoted specific attention to identifying a suitable candidate matching the profile of the Supervisory Board. Subsequently, the Nomination & Selection Committee reviewed and approved the nomination of Orit Gadiesh as member of the Supervisory Board, who was selected from a shortlist of suitable candidates. The Committee also devoted specific attention to succession planning for Executive Committee members.

As indicated in its report above, the Supervisory Board believes it is making good progress in implementing a policy of gender diversity. The Committee strives to continue this trend and give appropriate weight to the diversity policy in the nomination and appointment process on future vacancies, while taking into account the overall profile and selection criteria for appointments of suitable candidates to the Board of Management, Executive Committee and Supervisory Board.

Under its responsibility for the selection criteria and appointment procedures for Philips’ senior management, the Committee reviewed the succession plans for top 70 positions and emergency candidates for key roles in the company.

With respect to corporate governance matters, the Committee discussed relevant developments and legislative changes. The Committee notes a number of important legislative changes to Dutch corporate law came into effect in 2013 and 2014. In addition there were changes to Dutch accountancy law, new rules on inquiry proceedings and an amendment to the European Transparency Directive. These legislative developments and other developments were discussed by the Committee, as well as their potential impact on the company’s governance. Finally, the Committee discussed possible agenda items for the upcoming 2014 Annual General Meeting of Shareholders.

134      Annual Report 2013

9 Supervisory Board report 9.2 - 9.2.2

9.2 Report of the Remuneration Committee

Introduction

The Remuneration Committee is chaired by James Schiro and its other members are Jeroen van der Veer, Ewald Kist and Christine Poon. The Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee. In performing its duties and responsibilities the Remuneration Committee is assisted by an external consultant and in-house remuneration expert acting on the basis of a protocol which ensures that he acts on the instructions of the Remuneration Committee. Currently, no member of the Remuneration Committee is a member of the management board of another listed company. In line with applicable statutory and other regulations this report focuses on the employment and remuneration of the members of the Board of Management.

9.2.1 Remuneration policy

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

One of the goals behind the policy is to focus on improving the performance of the company and enhancing the value of the Philips Group. Consequently, the remuneration package includes a variable part in the form of an annual cash incentive and a long-term incentive consisting of performance shares. The policy does not encourage inappropriate risk-taking.

The performance targets for the members of the Board of Management are determined annually at the beginning of the year. The Supervisory Board determines whether performance conditions have been met and can adjust the pay-out of the annual cash incentive and the long-term incentive grant upward or downward if the predetermined performance criteria were to produce an inappropriate result in extraordinary circumstances. The authority for such adjustments exists on the basis of contractual ultimum remedium- and claw back clauses. In addition, pursuant to new Dutch legislation effective January 1, 2014, incentives may under circumstances be amended or clawed back pursuant to statutory powers. For more information please refer to chapter 10, Corporate governance, of this report. Further information on the performance targets is given in the chapters on the Annual Incentive and the Long-Term Incentive Plan respectively.

9.2.2 Contracts

The main elements of the contracts of the members of the Board of Management are made public no later than the date of the notice convening the General Meeting of Shareholders at which the appointment of the member of the Board of Management will be proposed.

Term of appointment

The members of the Board of Management are appointed for a period of 4 years.

Contract terms for current members

end of term

F.A. van Houten	March 31, 2015

R.H. Wirahadiraksa	March 31, 2015

P.A.J. Nota	March 31, 2015

Notice period

Termination of the contract by a member of the Board of Management is subject to three months’ notice. A notice period of six months will be applicable in the case of termination by the Company.

Severance payment

The severance payment is set at a maximum of one year’s salary.

Share ownership

Simultaneously with the introduction of the new LTI Plan in 2013, the guideline for members of the Board of Management to hold a certain number of shares in the company has been increased to the level of at least

Annual Report 2013      135

9 Supervisory Board report 9.2.2 -  9.2.6

200% of base pay (the CEO 300%). Until this level has been reached the members of the Board of Management are required to retain all after-tax shares derived from any long-term incentive plan.

9.2.3 Scenario analysis

The Remuneration Committee annually conducts scenario analysis. This includes the calculation of remuneration under different scenarios, whereby different Philips performance assumptions and corporate actions are looked at. The Supervisory Board concluded that the current policy has proven to function well in terms of a relationship between the strategic objectives and the chosen performance criteria and believe that new Long-Term Incentive Plan has further improved this relationship.

9.2.4 Remuneration costs

The table below gives an overview of the costs incurred by the Company in the financial year in relation to the remuneration of the Board of Management. Costs related to performance shares, stock option and restricted share right grants are taken by the Company over a number of years. As a consequence, the costs mentioned below in the columns stock options and restricted share rights are the accounting cost of multi- year grants given to members of the Board of Management during their board membership.

Remuneration Board of Management 20131)

in euros

				Costs in the year2)
	annual		realized	performance	stock	restricted	pension	other
	base salary3)	base salary	annual incentive	shares	options	share rights	costs	compensation
F.A. van Houten	1,100,000	1,100,000	1,081,520	402,275	218,682	190,441	468,407	75,906
R.H. Wirahadiraksa	675,000	656,250	497,745	205,713	137,926	128,856	263,451	35,732
P.A.J. Nota	625,000	618,750	561,713	190,473	182,835	146,626	253,605	68,206

1)	Reference date for board membership is December 31, 2013
2)

A crisis tax levy of 16% as imposed by the Dutch government amounts to EUR 681,596 in total. This crisis tax levy is payable by the employer and is charged over income of employees exceeding a EUR 150,000 threshold in 2013. These expenses do not form part of the remuneration costs mentioned. The costs for the once-only Accelerate! Grant are not included in the table above. See the table below

3)	Salary as of April 1, 2013

Accelerate! Grant

The members of the Board of Management received a special once-only performance grant related to the realization of the Accelerate! program and the mid- term targets of the company (CSG CAGR, Adjusted IFO and ROIC). This grant consists of performance shares and performance options. The costs related to the Accelerate! Grant to the members of the Board of Management have been fully taken in the financial year 2013. Around 450 other key employees received a similar performance grant.

Accelerate! Grant

	number of	number of
	performance	performance	Costs in
	shares	stock options	euros
F.A. van Houten	55,000	55,000	1,434,933
R.H. Wirahadiraksa	38,500	38,500	1,004,453
P.A.J. Nota	38,500	38,500	1,004,453

9.2.5 Base salary

The base salaries of the members of the Board of Management have been reviewed in April 2013 as part of the regular remuneration review. The salary of Frans van Houten has not been increased per April 1, 2013 and remained at EUR 1,100,000. The salary of Pieter Nota has been increased from EUR 600,000 to EUR 625,000 and the salary of the CFO, Ron Wirahadiraksa, has been increased from EUR 600,000 to EUR 675,000 to bring it closer to market level.

9.2.6 Annual Incentive

Each year, a variable cash incentive (Annual Incentive) can be earned, based on the achievement of specific and challenging targets. The Annual Incentive criteria are for 80% the financial indicators of the Company and for 20% the team targets comprising, among others, sustainability targets as part of our EcoVision program.

The on-target Annual Incentive percentage is set at 60% of the base salary for members of the Board of Management and 80% of the base salary for the CEO, and the maximum Annual Incentive achievable is 120% of the annual base salary for members of the Board of Management and for the CEO it is 160% of the annual base salary.

136      Annual Report 2013

9 Supervisory Board report 9.2.6 -  9.2.7

To support the performance culture, the Annual Incentive plan is based on (financial) targets at ‘own level’ and ‘group’ level results (line-of-sight). The 2013 realization is a reflection of above target performance on Adjusted IFO, ROIC and Team Targets and a below target realization on CSG, resulting in the pay-out as presented in the table below.

Annual Incentive realization 2013 (pay-out in 2014)

in euros

	realized annual	as a % of base
	incentive	salary (2013)
F.A. van Houten	1,081,520	98.3%
R.H. Wirahadiraksa	497,745	73.7%
P.A.J. Nota	561,713	89.9%

9.2.7 Long-Term Incentive Plan

In 2013 a new LTI Plan has been introduced. The new plan consists of performance shares only.

Grant size

The annual grant size is set by reference to a multiple of base salary. For the CEO the annual grant size is set at 120% of base salary and for the other members of the Board of Management at 100% of base salary. This is at a mid-market level against leading European listed companies. The actual number of performance shares to be awarded is determined by reference to the average of the closing price of the Philips share on the day of publication of the quarterly results and the four subsequent dealing days.

Vesting schedule

Dependent upon the achievement of the performance conditions cliff-vesting applies three years after the date of grant. During the vesting period, the value of dividends will be added to the performance shares in the form of shares. These dividend equivalent shares will only be delivered to the extent that the award actually vests.

Performance conditions

Vesting of the performance shares is based on two equally weighted performance conditions:

•	50% Adjusted Earnings per Share growth (“EPS”) and

•	50% Relative Total Shareholder Return (“TSR”)

EPS

EPS growth is calculated applying the simple point-to-point method at year end. Earnings are the income from continued operations attributable to shareholders as reported in the Annual Report.

The following performance incentive-zone applies for EPS:

Performance incentive-zone for EPS

	Below
	threshold	Threshold	Target	Maximum
Pay-out in %	0	40	100	200

The EPS targets are annually set by the Supervisory Board. Given the fact that these targets are considered to be company sensitive disclosure will take place retrospectively at the end of the performance period. EPS targets and the achieved performance are published in the annual report after the relevant performance period.

TSR

The TSR peer group for the new plan consists of the following 21 companies:

ABB	Hitachi	Panasonic
Covidien	Honeywell Int.	Procter & Gamble
Danaher	Johnson Controls	Schneider Electric
Eaton	Johnson & Johnson	Siemens
Electrolux	Legrand	Toshiba
Emerson Electric	LG Electronics	Smiths Group
General Electric	Medtronic	3M

A ranking approach to TSR applies with Philips itself excluded from the peer group to permit interpolation.

The performance incentive-zone is outlined in the table below:

Performance incentive-zone for TSR

Position	≥14 -21	≥13	≥12	≥11	≥10	≥9	≥8	≥7	≥6 -1
Pay-out in %	0	60	60	100	120	140	160	180	200

Under the new LTI Plan members of the Board of Management were granted 124,171 performance shares in 2013.

The following tables provide an overview of granted but not yet vested (locked up) stock option grants, an overview of performance shares granted but not yet vested and an overview of restricted share rights granted but not yet released. The reference date for board membership is December 31, 2013. The Accelerate! Grant is reported separately under sub-section 9.2.4, Remuneration costs, of this report.

Annual Report 2013      137

9 Supervisory Board report 9.2.7 - 9.2.8

Performance shares1)

in euros

	grant date	originally granted number of performance shares	value at grant date	end of vesting period	number of performance shares vested in 2013	value at vesting date in 2013
F.A. van Houten	2013	62,559	1,320,000	2016	n.a.	n.a.
R.H. Wirahadiraksa	2013	31,991	675,000	2016	n.a.	n.a.
P.A.J. Nota	2013	29,621	625,000	2016	n.a.	n.a.

1)    Accelerate! Grant reported separately. Dividend performance shares resulting from the new LTI Plan not included

Stock options2)

in euros

	grant date	number of stock options		value at grant date	end of lock up period	value at end of lock up period3)
F.A. van Houten	2010	20,400	1)	103,428	2013	86,429
	2011	75,000		366,000	2014	n.a.
	2012	75,000		212,550	2015	n.a.
R.H. Wirahadiraksa	2010	16,500	1)	81,675	2013	36,290
	2011	51,000		248,880	2014	n.a.
	2012	51,000		144,534	2015	n.a.
P.A.J. Nota	2010	40,800	1)	206,856	2013	172,857
	2011	51,000		248,880	2014	n.a.
	2012	51,000		144,534	2015	n.a.

1)    Awarded before date of appointment as a member of the Board of Management

2)     Accelerate! Grant reported separately

3)     Value at end of lock up period based on Black & Scholes value

Restricted share rights

in euros

	grant date	originally granted number of restricted share rights		value at grant date	number of restricted share rights released in 2013	value at release date in 2013
F.A. van Houten	2010	5,100	1)	116,688	1,700	41,497
	2011	20,001		418,021	6,667	145,607
	2012	20,001		296,415	6,667	136,807
R.H. Wirahadiraksa	2010	4,125	1)	102,713	1,375	30,113
	2011	13,602		284,282	4,534	99,023
	2012	13,602		201,582	4,534	93,038
P.A.J. Nota	2010	10,200	1)	233,376	3,400	82,994
	2011	13,602		284,282	4,534	99,023
	2012	13,602		201,582	4,534	93,038

1)    Awarded before date of appointment as a member of the Board of Management

For more details of the LTI Plan, see note 31, Share-based compensation.

9.2.8 Pensions

Members of the Board of Management participate in the Executives Pension Plan in the Netherlands consisting of a combination of a defined-benefit (career average) and defined-contribution plan. The target

138      Annual Report 2013

9 Supervisory Board report 9.2.8 - 9.2.11

retirement age under the plan is 62.5. The plan does not require employee contributions. For more details, see note 33, Information on remuneration.

9.2.9 Additional arrangements

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

9.2.10 Remuneration Supervisory Board

The table below gives an overview of the remuneration structure, which has remained unchanged since 2008.

Remuneration 20131)

in euros per year

	Chairman	Member
Supervisory Board	110,000	65,000

Audit Committee	15,000	10,000

Remuneration Committee	12,500	8,000

Corporate Governance and Nomination & Selection Committee	12,500	6,000

Fee for intercontinental traveling per trip	3,000	3,000

Entitlement Philips product arrangement	2,000	2,000

1)   For more details, see note 33, Information on remuneration

9.2.11 Year 2014

Accelerate! Grant

Based on the 2013 financial performance on CSG CAGR, Adjusted IFO and ROIC, the Supervisory Board concluded in her January 2014 meeting that all the performance conditions exceed the mid-term targets as announced in 2011. As a consequence the total number of shares and options under the Accelerate! Grant, as these were originally granted in January 2013, became unconditional. On January 28, 2014 the shares (after tax) have been delivered to the members of the Board of Management. With respect to these shares a holding period until January 29, 2018 applies. The options can be exercised during the period January 29, 2016 - January 29, 2023.

Pensions

In view of upcoming legislation in the Netherlands, the pension arrangements will be reviewed in the course of 2014.

Annual Report 2013      139

9 Supervisory Board report 9.3 - 9.3

9.3 Report of the Audit Committee

The Audit Committee is chaired by Jackson Tai, and its other members are Neelam Dhawan, Kees van Lede and Heino von Prondzynski. The Committee assists the Supervisory Board in fulfilling its supervisory responsibilities for (inter alia) the integrity of the company’s financial statements.

The Audit Committee met for four quarterly meetings and two education and training sessions during 2013 and reported its findings to the plenary Supervisory Board. The CEO, the CFO, the Head of Internal Audit, the Group Controller and the external auditor (KPMG Accountants N.V.) attended all regular meetings. Furthermore, the Committee met each quarter separately with each of the CEO, the CFO, the Head of Internal Audit and the external auditor as well as on an ad hoc basis with other company employees, such as the Group Treasurer, the Group Controller and Head of Financial Risk and Pensions Management.

The overview below indicates certain of the matters that were discussed during meetings throughout 2013:

•

The company’s 2013 annual and interim financial statements, including non-financial information, prior to publication thereof. It also assessed in its quarterly meetings the adequacy and appropriateness of internal control policies and internal audit programs and their findings.

•

Matters relating to accounting policies, financial risks and compliance with accounting standards. Compliance with statutory and legal requirements and regulations, particularly in the financial domain, was also reviewed. Important findings, Philips’ major areas of risk (including the internal auditor’s reporting thereon, and the General Counsel’s review of litigation and other claims) and follow-up action and appropriate measures were examined thoroughly.

Specifically, the Committee reviewed the company’s pension liabilities and its program to de-risk future pension liabilities and related economic, accounting and legal implications. The Committee reviewed the company’s cash flow generation, liquidity and headroom throughout the year to undertake its financial commitments, including the company’s share repurchase program and payment of dividends, The Committee also reviewed the goodwill impairment test performed in the second quarter, risk management, tax issues, IT strategy and transformation (including information security) and remediation of IT related internal control findings, the company’s finance transformation, developments in regulatory investigations as well as legal proceedings including antitrust investigations and related provisions, environmental exposures and financing and performance of financial holdings and recent acquisitions and new Dutch legislation on mandatory auditor rotation and prohibition on non-audit services.

•

With regard to the internal audit, the Committee reviewed, and if required approved, the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, as well as the staffing, independence and organizational structure of the internal audit function. The Committee also reviewed and approved the appointment of a new Head of Internal Audit following the rotational reassignment of the previous incumbent.

•

With regard to the external audit, the Committee reviewed the proposed audit scope, approach and fees, the independence of the external auditor, non-audit services provided by the external auditor in conformity with the Philips Auditor Policy, as well as any changes to this policy. The Committee also reviewed the External Auditor’s independence as well as its professional fitness and good standing. For information on the fees of KPMG Accountants N.V., please refer to the table ‘Fees KPMG’ in note 3, Income from operations.

•

The company’s policy on business controls, the General Business Principles including the deployment thereof and amendments thereto. The Committee was informed on, discussed and monitored closely the company’s internal control certification processes, in particular compliance with section 404 of the US Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls.

On January 1, 2016, the new legislation on mandatory auditor rotation will become effective, which has also been reflected in the Auditor Policy amended as per January 1, 2013 (please refer to chapter 10, Corporate governance, of this report for more information). Under the new rotation rules, Philips must engage a new audit

140      Annual Report 2013

9 Supervisory Board report 9.3 - 9.3

firm for its statutory audit for the financial year starting January 1, 2016. The Committee has been involved in the process of selecting a new auditor and will continue to be involved in the final selection in 2014 of such future auditor, subject to appointment by the 2015 Annual General Meeting of Shareholders.

During each Audit Committee meeting, the Committee reviewed the report from the external auditor in which the auditor set forth its findings and attention points during the relevant period. The Committee also assesses the overall performance of the external auditor, as required by the Auditor Policy. Please refer to the agenda and explanatory notes thereto for the upcoming 2014 Annual General Meeting of Shareholders for more information on the proposed re-appointment, for one additional year, of the external auditor.

Finally, the Audit Committee also participated in a number of education sessions during 2013, including education on pensions and proposed changes to the IFRS accounting standards.

Annual Report 2013      141

10 Corporate governance 10 - 10.1

10 Corporate governance

Corporate governance of the Philips group - Introduction

Koninklijke Philips N.V., a company organized under Dutch law (the ‘Company’), is the parent company of the Philips Group (‘Philips’ or the ‘Group’). The Company, which started as a limited partnership with the name Philips & Co in Eindhoven, the Netherlands, in 1891, was converted into the company with limited liability N.V. Philips’ Gloeilampenfabrieken on September 11, 1912. The Company’s name was changed to Philips Electronics N.V. on May 6, 1994, to Koninklijke Philips Electronics N.V. on April 1, 1998, and to Koninklijke Philips N.V. on May 3, 2013. Its shares have been listed on the Amsterdam Stock Exchange, Euronext Amsterdam, since 1912. The shares have been traded in the United States since 1962 and have been listed on the New York Stock Exchange since 1987.

Over the last decades the Company has pursued a consistent policy to improve its corporate governance in line with Dutch, US and international (codes of) best practices. The Company has incorporated a fair disclosure practice in its investor relations policy, has strengthened the accountability of its executive management and its independent supervisory directors, and has increased the rights and powers of shareholders and the communication with investors. The Company is required to comply with, inter alia, Dutch Corporate Governance rules, the US Sarbanes-Oxley Act, other US securities laws and related regulations (including applicable stock exchange rules), insofar as applicable to the Company. A summary of significant differences between the Company’s corporate governance practice and the New York Stock Exchange corporate governance standards is published on the Company’s website (www.philips.com/investor).

In this report, the Company addresses its overall corporate governance structure and states to what extent and how it applies the principles and best practice provisions of the Dutch Corporate Governance Code (as revised on December 10, 2008; the ‘Dutch Corporate Governance Code’). This report also includes the information which the Company is required to disclose pursuant to the Dutch governmental decree on Article 10 Takeover Directive and the governmental decree on Corporate Governance. Deviations from aspects of the corporate governance structure of the Company, when deemed necessary in the interests of the Company, will be disclosed in the Annual Report. Substantial changes in the Company’s corporate governance structure and in the Company’s compliance with the Dutch Corporate Governance Code, if any, will be submitted to the General Meeting of Shareholders for discussion under a separate agenda item. The Supervisory Board and the Board of Management, which are responsible for the corporate governance structure of the Company, are of the opinion that the principles and best practice provisions of the Dutch Corporate Governance Code that are addressed to the Board of Management and the Supervisory Board, interpreted and implemented in line with the best practices followed by the Company, are being applied.

10.1 Board of Management

Introduction

The Board of Management is entrusted with the management of the Company. Certain key officers have been appointed to manage the Company together with the Board of Management. The members of the Board of Management and these key officers together constitute the Executive Committee (the ‘Executive Committee’). Under the chairmanship of the President/Chief Executive Officer (‘CEO’) the members of the Executive Committee share responsibility for the deployment of its strategy and policies, and the achievement of its objectives and results. The Executive Committee has, for practical purposes, adopted a division of responsibilities indicating the functional and business areas monitored and reviewed by the individual members. For the purpose of this document, where the Executive Committee is mentioned this also includes the Board of Management unless the context requires otherwise.

The Board of Management remains accountable for the actions and decisions of the Executive Committee and has ultimate responsibility for the Company’s management and the external reporting and is answerable to shareholders of the Company at the Annual General Meeting of Shareholders.

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

The Executive Committee follows the Rules of Procedure of the Board of Management and Executive Committee, which set forth procedures for meetings, resolutions and minutes. These Rules of Procedure are published on the Company’s website.

(Term of) Appointment and conflicts of interests

Members of the Board of Management as well as the CEO are appointed by the General Meeting of Shareholders upon a binding recommendation drawn up by the Supervisory Board after consultation with the CEO. This binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority. In the event a binding recommendation has been overruled, a new binding recommendation shall be submitted to the General Meeting of Shareholders. If such second binding recommendation has been overruled, the General Meeting of Shareholders shall be free to appoint a board member.

Members of the Board of Management and the CEO are appointed for a term of four years, it being understood that this term expires at the end of the General Meeting of Shareholders to be held in the fourth year after the year of their appointment. Reappointment is possible for consecutive terms of four years or, if applicable, until a later retirement date or other contractual termination date in the fourth year, unless the General Meeting of Shareholders resolves otherwise. Members may be suspended by the Supervisory Board and the General Meeting of Shareholders and dismissed by the latter. Individual data on the members of the Board of Management and Executive Committee are published in chapter 7, Management, of this report.

The other members of the Executive Committee are appointed, suspended and dismissed by the CEO, subject to approval by the Supervisory Board.

The acceptance by a member of the Board of Management of a position as a member of a supervisory board or a position of non-executive director in a one-tier board (a ‘Non-Executive Directorship’) at another company requires the approval of the Supervisory Board. The Supervisory Board is required to be notified of other important positions (to be) held by a member of the Board of Management. Under the Dutch Corporate Governance Code, no member of the Board of Management shall hold more than two Non-Executive Directorships at listed companies, or is a chairman of a supervisory board or one-tier board, other than of a Group company or participating interest of the Company. New Dutch legislation, effective January 1, 2013, provides for further limitations on the Non-Executive Directorships. No member of the Board of Management shall hold more than two Non-Executive Directorships at ‘large’ companies (naamloze vennootschappen or besloten vennootschappen) or ‘large’ foundations (stichtingen) as defined under Dutch law and no member of

142      Annual Report 2013

10 Corporate governance 10.1 - 10.1

the Board of Management shall hold the position of chairman of another one-tier board or the position of chairman of another supervisory board. In order for a company or foundation to be regarded as large, it must meet at least two of the following criteria: (i) the value of the assets according to the balance sheet with explanatory notes, considering the acquisition or manufacturing price, exceeds EUR 17.5 million; (ii) the net turnover exceeds EUR 35 million; or (iii) the average number of employees equals or exceeds 250. During the financial year 2013 all members of the Board of Management complied with the limitations on Non-Executive Directorships described above.

Pursuant to new Dutch legislation on board diversity, effective January 1, 2013, the Company must pursue a policy of having at least 30% of the seats on the Board of Management held by men and at least 30% of the seats held by women. The rule will cease to have effect on January 1, 2016. For more details on board diversity please be referred to the Report of Corporate Governance and Nomination & Selection Committee in this Annual Report.

New Dutch legislation on conflicts of interests, effective January 1, 2013, provides that a member of the Board of Management may not participate in the adoption of resolutions if he or she has a direct or indirect personal conflict of interest with the Company or related enterprise. If all members of the Board of Management have a conflict, the resolution concerned will be adopted by the Supervisory Board. The Company’s corporate governance includes rules to specify situations in which a (potential) conflict may exist, to avoid (potential) conflicts of interests as much as possible, and to deal with such conflicts should they arise. The rules on conflicts of interests apply to the other members of the Executive Committee correspondingly.

Relevant matters relating to conflicts of interests, if any, shall be mentioned in the Annual Report for the financial year in question. No such matters have occurred during the financial year 2013.

Amount and composition of the remuneration of the Board of Management

The remuneration of the individual members of the Board of Management is determined by the Supervisory Board on the proposal of the Remuneration Committee of the Supervisory Board, and must be consistent with the policy thereon as adopted by the General Meeting of Shareholders. The current remuneration policy applicable to the Board of Management was adopted by the 2013 General Meeting of Shareholders, and is published on the Company’s website. A full and detailed description of the composition of the remuneration of the individual members of the Board of Management is included in chapter 9, Supervisory Board report, of this report.

Pursuant to new Dutch legislation, effective January 1, 2014, the remuneration of the members of the Board of Management and the Supervisory Board must be included as a separate agenda item in the convening notice for a general meeting of shareholders and must be dealt with before the meeting can proceed to consider and adopt the Annual Accounts.

The remuneration structure of the Company, including severance pay, is such that it promotes the interests of the Company in the medium and long-term, does not encourage members of the Board of Management to act in their own interests and neglect the interests of the Company, and does not reward failing members of the Board of Management upon termination of their employment. The level and structure of remuneration shall be determined in the light of factors such as the results, the share price performance and other developments relevant to the Company. Deviations on elements of the remuneration policy in extraordinary circumstances, when deemed necessary in the interests of the Company, will be disclosed in the Annual Report or, in case of an appointment, in good time prior to the appointment of the person concerned.

The main elements of the contract of employment of a new member of the Board of Management—including the amount of the fixed base salary, the structure and amount of the variable remuneration component, any severance plan, pension arrangements and the general performance criteria - shall be made public no later than at the time of issuance of the notice convening the General Meeting of Shareholders in which a proposal for appointment of that member of the Board of Management has been placed on the agenda. In compliance with the Dutch Corporate Governance Code, the term of contract of the members of the Board of Management is set at four years, and in case of termination, severance payment is limited to a maximum of one year’s base salary; if the maximum of one-year’s salary would be manifestly unreasonable for a member of the Board of Management who is dismissed during his first term of office, the member of the Board of Management shall be eligible for a severance payment not exceeding twice the annual salary.

All current members of the Board of Management are employed by means of a contract of employment. Pursuant to new Dutch legislation, effective January 1, 2013, new members of the Board of Management will be employed by means of a services agreement (overeenkomst van opdracht).

From 2003 until 2013, Philips maintained a Long-Term Incentive Plan (‘LTI Plan’) consisting of a mix of restricted shares rights and stock options for members of the Board of Management, Philips executives and other key employees. A fully revised LTI Plan applicable to members of the Board of Management was approved by the 2013 General Meeting of Shareholders. The revised plan consists of performance shares only, with a three year post-grant performance measurement. For more details please be referred to the section 9.2, Report of the Remuneration Committee, of this report.

The so-called ultimum remedium clause and claw-back clause of best practice provisions II.2.10 and II.2.11 of the Dutch Corporate Governance Code are applicable to Annual Incentive payments and LTI grants for the year 2009 onwards to all members of the Board of Management. In respect of the LTI grants, the ultimum remedium clause can be applied to the performance-related actual number of stock options, restricted share rights and/or performance shares that is granted. In addition, pursuant to newly adopted Dutch legislation, effective January 1, 2014, the Supervisory Board will be authorized to change unpaid bonuses awarded to members of the Board of Management if payment or delivery of the bonus would be unacceptable according to the principles of reasonableness and fairness. The Company, which in this respect may also be represented by the Supervisory Board or a special representative appointed for this purpose by the General Meeting of Shareholders, may also claim repayment of bonuses paid or delivered (after December, 31, 2013) insofar as these have been granted on the basis of incorrect information on the fulfillment of the relevant performance criteria or other conditions. Bonuses are broadly defined as ‘non-fixed’ remuneration, either in cash or in the form of share-based compensation, that is conditional in whole or in part on the achievement of certain targets or the occurrence of certain circumstances. The explanatory notes to the balance sheet shall report on any moderation and/or claim for repayment of board remuneration. The newly adopted legislation also introduces an obligation for the Company to reduce the remuneration of a member of the Board of Management, if and to the extent the value of such member’s share-based remuneration would have increased as a result of the announcement of a large transaction (requiring shareholder approval) or a public offer for the Company.

Members of the Board of Management hold shares in the Company for the purpose of long-term investment and are required to refrain from short-term transactions in Philips securities. According to the Philips Rules of Conduct on Inside Information, members of the Board of Management are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of twenty business days following the publication of annual and quarterly results (provided the person involved has no ‘inside information’ regarding Philips at that time unless an exemption is available). Furthermore, the Rules of Procedure of the Board of Management and Executive Committee contain provisions concerning ownership of and transactions in non-Philips securities by members of the Board of Management. Members of the Board of Management are prohibited from trading, directly or indirectly, in securities of any of the companies belonging to the peer group, during one week preceding the disclosure of Philips’ annual or quarterly results. These rules referred to above in this paragraph apply to members of the Executive Committee correspondingly. Transactions in shares in the Company carried out by members of the Board of Management or members of the Supervisory Board and other Insiders (if applicable) are notified to the Netherlands Authority for the Financial Markets (AFM) in accordance with Dutch law and, if necessary, to other relevant authorities.

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

Annual Report 2013      143

10 Corporate governance 10.1 - 10.2

culpable (‘ernstig verwijtbaar’), there will be no entitlement to this reimbursement unless the law or the principles of reasonableness and fairness require otherwise. The Company has also taken out liability insurance (D&O - Directors & Officers) for the persons concerned.

In line with regulatory requirements, the Company’s policy forbids personal loans to and guarantees on behalf of members of the Board of Management or the Supervisory Board, and no loans and guarantees have been granted and issued, respectively, to such members in 2013, nor are any loans or guarantees outstanding as of December 31, 2013.

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

The Company’s risk management approach is embedded in the periodic business planning and review cycle and forms an integral part of business management. On the basis of risk assessments, management determines the risks and appropriate risk responses related to the achievement of business objectives and critical business processes. Risk factors and the risk management approach, as well as the sensitivity of the Company’s results to external factors and variables, are described in more detail in [Risk management]. Significant changes and improvements in the Company’s risk management and internal control system have been discussed with the Supervisory Board’s Audit Committee and the external auditor and are disclosed in that section as well.

With respect to financial reporting a structured self-assessment and monitoring process is used company-wide to assess, document, review and monitor compliance with internal control over financial reporting. Internal representations received from management, regular management reviews, reviews of the design and effectiveness of internal controls and reviews in corporate and divisional audit committees are integral parts of the Company’s risk management approach. On the basis thereof, the Board of Management confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls have properly functioned in 2013. The financial statements fairly represent the financial condition and result of operations of the Company and provide the required disclosures.

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

A Disclosure Committee is in place, which advises the various officers and departments involved, including the CEO and the CFO, on the timely review, publication and filing of periodic and current (financial) reports. In addition to the certification by the CEO and CFO under US law, each individual member of the Supervisory Board and the Board of Management must under Dutch law, sign the Group and Company financial statements being disclosed and submitted to the General Meeting of Shareholders for adoption. If one or more of their signatures is missing, this shall be stated, and the reasons given for this. The members of the Board of Management issue the responsibility statement with regard to chapter 11, Group financial statements, of this report, as required by applicable Dutch company law and securities law.

10.2 Supervisory Board

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

The Supervisory Board, acting in the interests of the Company and the Group and taking into account the relevant interest of the Company’s stakeholders, supervises and advises the Board of Management and Executive Committee in performing its management tasks and setting the direction of the Group’s business, including (a) the Philips group’s performance, (b) the Philips group’s general strategy and the risks connected to its business activities, (c) the operational and financial objectives, (d) the parameters to be approved in relation to the strategy, (e) corporate social responsibility issues (f) the structure and management of the systems of internal business controls, (g) the financial reporting process, (h) the compliance with applicable laws and regulations, (i) the company-shareholders relationship, and (j) the corporate governance structure of the Company. The Group’s strategy and major management decisions are discussed with and approved by the Supervisory Board. For a description of further responsibilities and tasks of the Supervisory Board please refer to the Supervisory Board’s Rules of Procedure which is published on the Company’s website.

In its report, the Supervisory Board describes the composition and functioning of the Supervisory Board and its committees, the activities of the board and its committees in the financial year, the number of committee meetings and the main items discussed.

Rules of Procedure of the Supervisory Board

The Supervisory Board’s Rules of Procedure set forth its own governance rules (including meetings, items to be discussed, resolutions, appointment and re-election, committees, conflicts of interests, trading in securities, profile of the Supervisory Board). Its composition follows the profile, which aims for an appropriate combination of knowledge and experience among its members encompassing marketing, technological, manufacturing, financial, economic, social and legal aspects of international business and government and public administration in relation to the global and multi- product character of the Group’s businesses. The Supervisory Board attaches great importance to diversity in its composition. More particularly, it aims at having members with a European and a non- European background (nationality, working experience or otherwise) and one or more members with an executive or similar position in business or society no longer than 5 years ago.

Pursuant to new Dutch legislation on board diversity, effective January 1, 2013, the Company shall pursue a policy of having at least 30% of the seats on the Supervisory Board held by men and at least 30% of the seats held by women. The rule will cease to have effect on January 1, 2016. For more

144      Annual Report 2013

10 Corporate governance 10.2 - 10.2

details on board diversity please be referred to section 9.1, Report of the Corporate Governance and Nomination & Selection Committee, of this report.

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

In line with US and Dutch best practices, the Chairman of the Supervisory Board must be independent pursuant to the Dutch Corporate Governance Code and under the applicable US standards. Furthermore, the Dutch Corporate Governance Code allows a maximum of one member of each Supervisory Board committee not to be independent (as defined by the Code). As mentioned in the introduction of this section 10.2 above, the Supervisory Board considers all its members to be independent.

The Supervisory Board is assisted by the General Secretary of the Company. The General Secretary sees to it that correct procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations and its obligations under the Articles of Association. Furthermore the General Secretary assists the Chairman of the Supervisory Board in the actual organization of the affairs of the Supervisory Board (information, agenda, evaluation, introductory program) and is the contact person for interested parties who want to make concerns known to the Supervisory Board. The General Secretary shall, either on the recommendation of the Supervisory Board or otherwise, be appointed and may be dismissed by the Board of Management, after the approval of the Supervisory Board has been obtained.

(Term of) Appointment, individual data and conflicts of interests

The Supervisory Board consists of at least five members (currently eight), including a Chairman, Vice-Chairman and Secretary. The Dutch ‘structure regime’ does not apply to the Company itself. Members are currently elected by the General Meeting of Shareholders for fixed terms of four years, upon a binding recommendation from the Supervisory Board. According to the Company’s Articles of Association, this binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority. In the event a binding recommendation has been overruled, a new binding recommendation shall be submitted to the General Meeting of Shareholders. If such second binding recommendation has been overruled, the General Meeting of Shareholders shall be free to appoint a board member.

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

Under the Dutch Corporate Governance Code, no member of the Supervisory Board shall hold more than five supervisory board memberships of Dutch listed companies, the chairmanship of a supervisory board counting as two regular memberships. In addition, new Dutch legislation, effective January 1, 2013, provides that no member of the Supervisory Board shall hold more than five Non-Executive Directorships at ‘large’ companies or foundations as defined under Dutch law (see section 10.1, Board of Management, of this report), with a position as chairman counting for two. During the financial year 2013 all members of the Supervisory Board complied with the limitations on Non-Executive Directorships described above.

New Dutch legislation on conflicts of interests, effective January 1, 2013, provides that a member of the Supervisory Board may not participate in the adoption of resolutions if he or she has a direct or indirect personal conflict of interest with the Company or related enterprise. If all members of the Supervisory Board have a conflict, the resolution concerned will be adopted by the General Meeting of Shareholders. The Company’s corporate governance includes rules to specify situations in which a (potential) conflict may exist, to avoid (potential) conflicts of interests as much as possible, and to deal with such conflicts should they arise.

Relevant matters relating to conflicts of interests, if any, shall be mentioned in the Annual Report for the financial year in question. No decisions to enter into material transactions in which there are conflicts of interest with members of the Supervisory Board were taken during the financial year 2013.

Meetings of the Supervisory Board

The Supervisory Board meets at least six times per year, including a meeting on strategy. The Supervisory Board, on the advice of its Audit Committee, also discusses, in any event at least once a year, the main risks of the business, and the result of the assessment of the structure and operation of the internal risk management and control systems, as well as any significant changes thereto. The members of the Executive Committee attend meetings of the Supervisory Board except in matters such as the desired profile, composition and competence of the Supervisory Board and the Executive Committee, as well as the remuneration and performance of individual members of the Executive Committee and the conclusions that must be drawn on the basis thereof. In addition to these items, the Supervisory Board, being responsible for the quality of its own performance, discusses, at least once a year on its own, without the members of the Executive Committee being present, (i) both its own functioning and that of the individual members, and the conclusions that must be drawn on the basis thereof, as well as (ii) both the functioning of the Board of Management and that of the individual members, and the conclusions that must be drawn on the basis thereof. The President/CEO and other members of the Executive Committee have regular contacts with the Chairman and other members of the Supervisory Board. The Executive Committee is required to keep the Supervisory Board informed of all facts and developments concerning Philips that the Supervisory Board may need in order to function as required and to properly carry out its duties, to consult it on important matters and to submit certain important decisions to it for its prior approval. The Supervisory Board and its individual members each have their own responsibility to request from the Executive Committee and the external auditor all information that the Supervisory Board needs in order to be able to carry out its duties properly as a supervisory body. If the Supervisory Board considers it necessary, it may obtain information from officers and external advisers of the Company. The Company provides the necessary means for this purpose. The Supervisory Board may also require that certain officers and external advisers attend its meetings.

The Chairman of the Supervisory Board

The Supervisory Board’s Chairman will see to it that: (a) the members of the Supervisory Board follow their introductory program, (b) the members of the Supervisory Board receive in good time all information which is necessary for the proper performance of their duties, (c) there is sufficient time for consultation and decision-making by the Supervisory Board, (d) the committees of the Supervisory Board function properly, (e) the performance of the Executive Committee members and Supervisory Board members is assessed at least once a year, and (f) the Supervisory Board elects a Vice-Chairman. The Vice-Chairman of the Supervisory Board shall deputize for the Chairman when the occasion arises. The Vice- Chairman shall act as contact of individual members of the Supervisory Board or the Board of Management concerning the functioning of the Chairman of the Supervisory Board.

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

Annual Report 2013      145

10 Corporate governance 10.2 - 10.3

Shares or rights to shares shall not be granted to a Supervisory Board member. In accordance with the Rules of Procedure of the Supervisory Board, any shares in the Company held by a Supervisory Board member are long-term investments. The Supervisory Board has adopted a policy on ownership of and transactions in non-Philips securities by members of the Supervisory Board. This policy is included in the Rules of Procedure of the Supervisory Board.

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

The Audit Committee

The Audit Committee meets at least four times a year, before the publication of the annual, semi-annual and quarterly results. All of the members of the Audit Committee are considered to be independent under the applicable US Securities and Exchange Commission rules and at least one of the members of the Audit Committee, which currently consists of four members of the Supervisory Board, is a financial expert as set out in the Dutch Corporate Governance Code and each member is financially literate. In accordance with this code, a financial expert has relevant knowledge and experience of financial administration and accounting at the company in question. The Supervisory Board considers the fact of being compliant with the Dutch Corporate Governance Code, in combination with the knowledge and experience available in the Audit Committee as well as the possibility to take advice from internal and external experts and advisors, to be sufficient for the fulfillment of the tasks and responsibilities of the Audit Committee. None of the members of the Audit Committee is an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission. The Audit Committee may not be chaired by the Chairman of the Supervisory Board or by a (former) member of the Board of Management.

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

10.3 General Meeting of Shareholders

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

Meetings are convened by public notice, via the Company’s website or other electronic means of communication and to registered shareholders by letter or by the use of electronic means of communication, at least 42 days prior to the (Extraordinary) General Meeting of Shareholders. Extraordinary General Meetings of Shareholders may be convened by the Supervisory Board or the Board of Management if deemed necessary and must be held if shareholders jointly representing at least 10% of the outstanding share capital make a written request to that effect to the Supervisory Board and the Board of Management, specifying in detail the business to be dealt with. The agenda of a General Meeting of Shareholders shall contain such business as may be placed thereon by the Board of Management or the Supervisory Board, and agenda items will be explained where necessary in writing. The agenda shall list which items are for discussion and which items are to be voted upon. Material

146      Annual Report 2013

10 Corporate governance 10.3 - 10.4

amendments to the Articles of Association and resolutions for the appointment of members of the Board of Management and Supervisory Board shall be submitted separately to the General Meeting of Shareholders, it being understood that amendments and other proposals that are connected in the context of a proposed (part of the) governance structure may be submitted as one proposal. In accordance with the Articles of Association and Dutch law, requests from shareholders for items to be included on the agenda will generally be honored, subject to the Company’s rights to refuse to include the requested agenda item under Dutch law and the Dutch Corporate Governance Code, provided that such requests are made in writing at least 60 days before a General Meeting of Shareholders to the Board of Management and the Supervisory Board by shareholders representing at least 1% of the Company’s outstanding capital or, according to the official price list of NYSE Euronext Amsterdam, representing a value of at least EUR 50 million. Written requests may be submitted electronically and shall comply with the procedure stipulated by the Board of Management, which procedure is posted on the Company’s website. Pursuant to new legislation, effective July 1, 2013, shareholders requesting an item to be included on the agenda, have an obligation to disclose their full economic interest (i.e. long position and short position) to the Company. The Company has the obligation to publish such disclosures on its website.

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

A resolution to dissolve the Company or change its Articles of Association can be adopted at the General Meeting of Shareholders by at least three- fourths of the votes cast, at which meeting more than half of the issued share capital is represented. If the requisite share capital is not represented, a further meeting shall be convened, to be held within eight weeks of the first meeting, to which no quorum requirement applies. Furthermore, the resolution requires the approval of the Supervisory Board. If the resolution is proposed by the Board of Management, the adoption needs an absolute majority of votes and no quorum requirement applies to the meeting.

Repurchase and issue of (rights to) own shares

The 2013 General Meeting of Shareholders has resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the Company within the limits of the Articles of Association and within a certain price range up to and including November 2, 2014. The maximum number of shares the company may hold, will not exceed 10% of the issued share capital as of May 3, 2013, which number may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs.

In addition, the 2013 General Meeting of Shareholders resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to issue shares or grant rights to acquire shares in the Company as well as to restrict or exclude the pre-emption right accruing to shareholders up to and including November 2, 2014. This authorization is limited to a maximum of 10% of the number of shares issued as of May 3, 2013 plus 10% of the issued capital in connection with or on the occasion of mergers and acquisitions.

10.4 Logistics of the General Meeting of Shareholders and provision of information

Introduction

Pursuant to Dutch law, the record date for the exercise of the voting rights and the rights relating to General Meetings of Shareholders is set at the 28th day prior to the day of the meeting. Shareholders registered at such date are entitled to attend the meeting and to exercise the other shareholder rights (in the meeting in question) notwithstanding subsequent sale of their shares thereafter. This date will be published in advance of every General Meeting of Shareholders.

Information which is required to be published or deposited pursuant to the provisions of company law and securities law applicable to the Company and which is relevant to the shareholders, is placed and updated on the Company’s website, or hyperlinks are established. The Board of Management and Supervisory Board shall ensure that the General Meeting of Shareholders is informed of facts and circumstances relevant to proposed resolutions in explanatory notes to the agenda and, if deemed appropriate, by means of a ‘shareholders circular’ published on the Company’s website.

Resolutions adopted at a General Meeting of Shareholders shall be recorded by a civil law notary and co-signed by the chairman of the meeting; such resolutions shall also be published on the Company’s website within 15 days after the meeting. A draft summary of the discussions during the General Meeting of Shareholders, in the language of the meeting, is made available to shareholders, on request, no later than three months after the meeting. Shareholders shall have the opportunity to respond to this summary for three months, after which a final summary is adopted by the chairman of the meeting in question. Such final summary shall be made available on the Company’s website.

Registration, attending meetings and proxy voting

Holders of common shares who wish to exercise the rights attached to their shares in respect of a General Meeting of Shareholders, are required to register for such meeting. Shareholders may attend a General Meeting of Shareholders in person, or may grant a power of attorney to a third party to attend the meeting and to vote on their behalf. The Company will also distribute a voting instruction form for a General Meeting of Shareholders (assuming the agenda for such meeting includes voting items). By returning this form, shareholders grant power to an independent proxy holder who will vote according to the instructions expressly given on the voting instruction form. Also other persons entitled to vote shall be given the possibility to give voting proxies or instructions to an independent third party prior to the meeting. Details on the registration for meetings, attending and proxy voting will be included in the notice convening a General Meeting of Shareholders. The Dutch Shareholders Communication Channel decided to terminate its activities as per the end

Annual Report 2013      147

10 Corporate governance 10.4 - 10.4

of 2013. Their decision follows the entry into force of new legislation on July 1, 2013 which provides a legal basis in Dutch law for shareholder communication.

Preference shares and the Stichting Preferente Aandelen Philips

As a means to protect the Company and its stakeholders against an unsolicited attempt to obtain (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s Articles of Association that allow the Board of Management and the Supervisory Board to issue (rights to) preference shares to a third party. As a result, the Stichting Preferente Aandelen Philips (the ‘Foundation’) was created, which was granted the right to acquire preference shares in the Company. The mere notification that the Foundation wishes to exercise its rights, should a third party ever seem likely in the judgment of the Foundation to obtain (de facto) control of the Company, will result in the preference shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are ordinary shares in the Company outstanding at that time. No preference shares have been issued as of December 31, 2013. In addition, the Foundation has the right to file a petition with the Enterprise Chamber of the Amsterdam Court of Appeal to commence an inquiry procedure within the meaning of section 2:344 Dutch Civil Code.

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

Audit of the financial reporting and the position of the external auditor

The annual financial statements are prepared by the Board of Management and reviewed by the Supervisory Board upon the advice of its Audit Committee and taking into account the report of the external auditor. Upon approval by the Supervisory Board, the accounts are signed by all members of both the Board of Management and the Supervisory Board and are published together with the final opinion of the external auditor. The Board of Management is responsible, under the supervision of the Supervisory Board, for the quality and completeness of such publicly disclosed financial reports. The annual financial statements are presented for discussion and adoption to the Annual General Meeting of Shareholders, to be convened subsequently. The Company, under US securities regulations, separately files its Annual Report on Form 20-F, incorporating major parts of the Annual Report as prepared under the requirements of Dutch law.

Internal controls and disclosure policies

Comprehensive internal procedures, compliance with which is supervised by the Supervisory Board, are in place for the preparation and publication of the Annual Report, the annual accounts, the quarterly figures and ad hoc financial information. As from 2003, the internal assurance process for business risk assessment has been strengthened and the review frequency has been upgraded to a quarterly review cycle, in line with best practices in this area.

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

Auditor information

In accordance with the procedures laid down in the Philips Auditor Policy and as mandatorily required by Dutch law, the external auditor of the Company is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, after the latter has been advised by the Audit Committee and the Board of Management. Under this Auditor Policy, as updated in 2013, the Supervisory Board and the Audit Committee assesses the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting of Shareholders for the purposes of assessing the nomination for the appointment of the external auditor. The current auditor of the Company, KPMG Accountants N.V., was appointed by the 1995 General Meeting of Shareholders. In 2002, when the Auditor Policy was adopted, the appointment of KPMG Accountants N.V. was confirmed by the Supervisory Board for an additional three years. The 2008 and 2011 General Meeting of Shareholders resolved to re-appoint KPMG Accountants N.V. as auditor. Mr J.F.C. van Everdingen is the current partner of KPMG Accountants N.V. in charge of the audit duties for Philips. The external auditor shall attend the Annual General Meeting of Shareholders. Questions may be put to him at the meeting about his report. The Board of Management and the Audit Committee of the Supervisory Board shall report on their dealings with the external auditor to the Supervisory Board on an annual basis, particularly with regard to the auditor’s independence. The Supervisory Board shall take this into account when deciding upon its nomination for the appointment of an external auditor. New Dutch legislation on mandatory auditor rotation will become effective January 1, 2016, meaning the Company must engage a new audit firm for its statutory audit starting per January 1, 2016.

The external auditor attends, in principle, all meetings of the Audit Committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings. The external auditor attends the meeting of the Supervisory Board at which the report of the external auditor with respect to the audit of the annual accounts is discussed, and at which the annual accounts are approved. In its audit report on the annual accounts to the Board of Management and the Supervisory Board, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters, as appropriate, requiring communication under the auditing and other standards generally accepted in the Netherlands and the US.

Auditor policy

New Dutch legislation, effective January 1, 2013, has been adopted on the separation of audit and non-audit services, meaning the Company’s external auditor is no longer allowed to provide non-audit services, with an exception for non-audit service arrangements already in place on December 31, 2012. In light of this new Dutch legislation, the Auditor Policy was updated in 2013. The policy is published on the Company’s website. The policy is also in line with US Securities and Exchange Commission rules under which the appointed external auditor must be independent of the Company both in fact and appearance.

The Auditor Policy includes rules for the pre-approval by the Audit Committee of all services to be provided by the external auditor. Proposed services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the Audit Committee is informed of each services it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre- approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months

148      Annual Report 2013

10 Corporate governance 10.4 - 10.6

from the date of the pre-approval unless the Audit Committee states otherwise. During 2013, there were no services provided to the Company by the external auditor which were not pre-approved by the Audit Committee.

10.5 Investor Relations

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

Major shareholders and other information for shareholders

The Dutch Act on Financial Supervision imposes an obligation to disclose (inter alia) percentage holdings in the capital and/or voting rights in the Company when such holdings reach, exceed or fall below 3, 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent (as a result of an acquisition or disposal by a person, or as a result of a change in the company’s total number of voting rights or capital issued). Certain cash settled derivatives are also taken into account when calculating the capital interest. Pursuant to new legislation, effective July 1, 2013, the obligation to disclose capital interest does not only relate to gross long positions, but also to gross short positions. Required disclosures must be made to the Netherlands Authority for the Financial Markets (AFM) without delay. The AFM then notifies such disclosures to the Company and includes them in a register which is published on the AFM’s website. Furthermore, an obligation to disclose (net) short positions is set out in the EU Regulation on Short Selling.

On July 1, 2013 the Company received notification from the AFM that it had received disclosures under the Dutch Act on Financial Supervision of a substantial holding of 4.3% by Dodge & Cox International Stock Fund. On August 14, 2013 the Company received notification from the AFM that it had received disclosures under the Dutch Act on Financial Supervision of a total shareholding of 3.01% and 3.45% of the voting rights by BlackRock Inc. On January 3, 2014 the Company received notification from the AFM that it had received disclosures under the Dutch Act on Financial Supervision of a substantial holding of 3.08% by Norges Bank. As per December 31, 2013, approximately 91% of the common shares were held in bearer form and approximately 9% of the common shares were represented by registered shares of New York Registry issued in the name of approximately 1,218 holders of record, including Cede & Co. Cede & Co acts as nominee for the Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries. Citibank, N.A., 388 Greenwich Street, New York, New York 10013 is the transfer agent and registrar.

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

Compliance with the Dutch Corporate Governance Code

In accordance with the governmental decree of December 10, 2009, the Company fully complies with the Dutch Corporate Governance Code and applies all its principles and best practice provisions that are addressed to the Board of Management or the Supervisory Board. The full text of the Dutch Corporate Governance Code can be found at the website of the Monitoring Commission Corporate Governance Code (www.commissiecorporategovernance.nl).

February 25, 2014

10.6 Additional information

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

Share Capital

As of December 31, 2013, the issued share capital consists only of common shares; no preference shares have been issued.

Voting rights

Each common share and each preference share is entitled to one vote. All common shares vote together on all matters presented at a General Meeting of Shareholders.

Dividends

A dividend will first be declared on preference shares out of net income. The remainder of the net income, after reservations made with the approval of the Supervisory Board, shall be available for distribution to holders of common shares subject to shareholder approval after year-

Annual Report 2013      149

10 Corporate governance 10.6 - 10.6

end. The Board of Management has the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board.

Liquidation rights

In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses are to be distributed in the following order of priority: to the holders of preference shares, the amount paid thereon; and the remainder to the holders of the common shares.

Preemptive rights

Shareholders have a pro rata preferential right of subscription to any common share issuance unless the right is restricted or excluded. If designated by the General Meeting of Shareholders, the Board of Management has the power to restrict or exclude the preferential subscription rights. A designation of the Board of Management will be effective for a specified period of up to five years and may be renewed. Currently, the Board of Management has been granted the power to restrict or exclude the preferential right of subscription up to and including November 2, 2014. If the Board of Management has not been designated, the General Meeting of Shareholders has the power to restrict or exclude such rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the General Meeting of Shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.

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

In principle all shareholders are entitled to attend the General Meeting of Shareholders, to address the meeting and to vote, except for shares held in treasury by the Company. They may exercise the aforementioned rights at a meeting only for the common shares which on the record date are registered in their name. The record date is published in the above announcement. Holders of registered shares must advise the Company in writing of their intention to attend the General Meeting of Shareholders. Holders of bearer shares who either in person or by proxy wish to attend the General Meeting of Shareholders, should notify ABN AMRO Bank N.V. acting as agent for the Company. They must submit a confirmation by a participating institution, in which administration they are registered as holders of the shares, that such shares are registered and will remain registered in its administration up to and including the record date, whereupon the holder will receive an admission ticket for the General Meeting of Shareholders. Holders of shares who wish to attend by proxy have to submit the proxy at the same time. A participating institution is a bank or broker which according to the Dutch Securities Depository Act (‘Wet giraal effectenverkeer’) is a participating institution (‘aangesloten instelling’) of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (Euroclear Nederland).

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

General

The corporate governance rules introduced by the New York Stock Exchange (“NYSE”) allow foreign private issuers, like the Company, to follow home country practices on most corporate governance matters instead of those that apply to US domestic issuers, provided that they disclose any significant ways in which their corporate governance practices differ from those applying to listed domestic US companies under the NYSE listing standards. A summary of significant differences between certain Dutch practices on corporate governance matters and the corporate governance provisions applicable to US companies under the NYSE listing standards appears below.

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

150      Annual Report 2013

10 Corporate governance 10.6 - 10.6

In accordance with the procedures laid down in the Philips Auditor Policy and as mandatorily required by Dutch law, the external auditor of the Company is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, after the latter has been advised by the Audit Committee and the Board of Management.

Major shareholders as filed with SEC

On February 22, 2010, Southeastern Asset Management, Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 4.9% (representing 47,838,028 shares) of the Company’s common shares. On February 6, 2012, Southeastern Asset Management Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 7.1% (representing 72,051,468 shares) of the Company’s common shares. On February 10, 2012, Dodge & Cox filed a Schedule 13G with the SEC indicating that it beneficially owned 5.3% (representing 53,180,318 shares) of the Company’s common shares. On January 30, 2013, BlackRock Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 5.09% (48,728,999 shares) of the Company’s common shares. On February 13, 2013, Dodge and Cox filed a Schedule 13G with the SEC indicating that it beneficially owned 6.7% (63,848,817 shares) of the Company’s common shares. On February 14, 2013, Southeastern Asset Management Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 6.5% (62,001,965 shares) of the Company’s common shares. On March 11, 2013, BlackRock Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 4.73% (45,264,486 shares) of the Company’s common shares. On August 9, 2013, Southeastern Asset Management Inc. filed a Schedule 13G with the SEC indicating that beneficially owned 4.93% (48,050,0713 shares) of the Company’s common shares. On February 13, 2014, Dodge & Cox filed a Schedule 13G with the SEC indicating that it beneficially owned 5.7% (53,107,793 shares) of the Company’s common shares.

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

Code of business conduct

The listing standards of the NYSE prescribe certain parameters for listed company codes of business conduct and ethics. The Company has implemented the Philips General Business Principles applicable to all employees and a Financial Code of Ethics applicable to all employees performing an accounting or financial function. Waivers granted to Senior (Financial) Officers (as defined in our Financial Code of Ethics) will be disclosed. In 2013 the Company did not grant any waivers of the Financial Code of Ethics.

Annual Report 2013      151

Performance Statements

152      Annual Report 2013

Notes overview

Annual Report 2013      153

11 Group financial statements 11 - 11.1.2

11 Group financial statements

Introduction

This section of the Annual Report contains the audited consolidated financial statements including the notes thereon that have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2013 have been endorsed by the EU, except that the EU did not adopt some paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply fully with IFRS as issued by the IASB.

Together with the section Company financial statements, this section contains the statutory financial statements of the Company.

The following sections and chapters:

•	chapter 1, Accelerate!, of this report

•	chapter 2, Building a great company, of this report

•	chapter 3, Delivering innovation that matters to you, of this report

•	chapter 4, Group performance, of this report

•	chapter 5, Sector performance, of this report

•	chapter 6, Risk management, of this report

•	section 9.1, Report of the Corporate Governance and Nomination & Selection Committee, of this report

•	section 9.2, Report of the Remuneration Committee, of this report

•	chapter 10, Corporate governance, of this report

•	Forward-looking statements, of this report

form the Management report within the meaning of section 2:391 of the Dutch Civil Code (and related Decrees).

The sections Group performance and Sector performance provide an extensive analysis of the developments during the financial year 2013 and the results. The term EBIT has the same meaning as Income from operations (IFO), and is used to evaluate the performance of the business. These sections also provide information on the business outlook, investments, financing, personnel and research and development activities.

The Statement of income included in the section Company financial statements has been prepared in accordance with section 2:402 of the Dutch Civil Code, which allows a simplified Statement of income in the Company financial statements in the event that a comprehensive Statement of income is included in the consolidated Group financial statements.

For ‘Additional information’ within the meaning of section 2:392 of the Dutch Civil Code, please refer to Independent auditor’s report - Group on the Group financial statements, section 12.5, Independent auditor’s report - Company, of this report on the Company financial statements, section 4.4, Proposed distribution to shareholders, of this report, and note 36, Subsequent events.

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

Board of Management

Frans van Houten

Ron Wirahadiraksa

Pieter Nota

February  25, 2014

11.1 Management’s report on internal control

Management’s report on internal control over financial reporting pursuant to section 404 of the US Sarbanes-Oxley Act

The Board of Management of Koninklijke Philips N.V. (the Company) is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the US Securities Exchange Act). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Management conducted an assessment of the Company’s internal control over financial reporting based on the “Internal Control- Integrated Framework (1992)” established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, the Board of Management concluded that, as of December 31, 2013, the Company’s internal control over Group financial reporting is considered effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, as included in this section Group financial statements, has been audited by KPMG Accountants N.V., an independent registered public accounting firm, as stated in their report which follows hereafter.

Board of Management

Frans van Houten

Ron Wirahadiraksa

Pieter Nota

February 25, 2014

11.1.1 Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2013.

11.1.2 Changes in internal control over financial reporting

During the year ended December 31, 2013, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

154      Annual Report 2013

11 Group financial statements 11.2 - 11.3

11.2 Reports of the independent auditor

The report set out below is provided in compliance with auditing standards of the Public Company Accounting Oversight Board in the US and includes an opinion on the effectiveness of internal control over financial reporting as at December 31, 2013. Management’s report on internal control over financial reporting is set out in section 11.1, Management’s report on internal control, of this Annual Report. KPMG Accountants N.V. has also issued a report on the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board in the US, which is set out in 11.10, Independent auditors’report - Group, of this Annual Report. KPMG Accountants N.V. has also issued reports on the consolidated financial statements in accordance with Dutch law, including the Dutch standards on auditing, and on the Company Financial Statements of Koninklijke Philips N.V.

11.3 Auditor’s report on internal control over financial reporting

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of Koninklijke Philips N.V.:

We have audited Koninklijke Philips N.V. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Koninklijke Philips N.V.’s Board of Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying section 11.1, “Management’s report on internal control”, of this Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Koninklijke Philips N.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Koninklijke Philips N.V. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2013, and our report dated February 25, 2014, expressed an unqualified opinion on those consolidated financial statements.

KPMG Accountants N.V.

Amsterdam, The Netherlands

February 25, 2014

Annual Report 2013      155

11 Group financial statements 11.4 - 11.4

11.4 Consolidated statements of income

in millions of euros unless otherwise stated

Consolidated statements of income of the Philips Group for the years ended December 31
	2011	2012	2013
Sales	20,992	23,457	23,329
Cost of sales	(12,732)	(14,466)	(13,641)

Gross margin	8,260	8,991	9,688

Selling expenses	(5,025)	(5,334)	(5,075)
General and administrative expenses	(802)	(845)	(949)
Research and development expenses	(1,605)	(1,831)	(1,733)
Impairment of goodwill	(1,355)	—	(28)
Other business income	124	275	123
Other business expenses	(76)	(608)	(35)

Income from operations	(479)	648	1,991

Financial income	113	106	70
Financial expenses	(444)	(435)	(400)

Income before taxes	(810)	319	1,661

Income tax expense	(251)	(185)	(466)

Income (loss) after taxes	(1,061)	134	1,195
Results relating to investments in associates:
- Company’s participation in income	18	(5)	5
- Other results	(3)	(206)	(30)

Income (loss) from continuing operations	(1,046)	(77)	1,170

Discontinued operations - net of income tax	(410)	47	2

Net income (loss)	(1,456)	(30)	1,172

Attribution of net income (loss)
Net income (loss) attributable to shareholders	(1,460)	(35)	1,169
Net income (loss) attributable to non-controlling interests	4	5	3

Earnings per common share attributable to shareholders
	2011	2012	2013
Basic earnings per common share in euros
Income (loss) from continuing operations attributable to shareholders	(1.10)	(0.09)	1.28
Net income (loss) attributable to shareholders	(1.53)	(0.04)	1.28

Diluted earnings per common share in euros1)
Income (loss) from continuing operations attributable to shareholders	(1.10)	(0.09)	1.27
Net income (loss) attributable to shareholders	(1.53)	(0.04)	1.27

Prior-period financial statements have been restated for the treatment of Audio, Video, Multimedia and Accessories as discontinued operations (see note 7, Discontinued operations and other assets classified as held for sale) and the adoption of IAS 19R, which mainly relates to accounting for pensions (see note 30, Post-employment benefits). The accompanying notes are an integral part of these consolidated financial statements.

1)	The Dilutive potential common shares are not taken into account in the periods for which there is a loss, as the effect would be antidilutive

156      Annual Report 2013

11 Group financial statements 11.5 - 11.5

11.5 Consolidated statements of comprehensive income

in millions of euros unless otherwise stated

Consolidated statements of comprehensive income of the Philips Group for the years ended December 31

	2011	2012	2013
Net income (loss) for the period	(1,456)	(30)	1,172
Other comprehensive income items that will not be reclassified to profit or loss:
Pensions and other post-employment plans:
Remeasurements	(404)	(206)	139
Income tax effect on remeasurements	120	60	(77)
Revaluation reserve:
Release revaluation reserve	(16)	(16)	(31)
Reclassification directly into retained earnings	16	16	31

Total of items that will not be reclassified to profit or loss	(284)	(146)	62

Other comprehensive income items that are or may be reclassified to profit or loss:
Currency translation differences:
Net current period change, before tax	71	(99)	(427)
Income tax effect	(2)	—	(35)
Reclassification adjustment for gain (loss) realized	3	(1)	(14)
Available-for-sale financial assets:
Net current period change, before tax	(87)	8	(5)
Income tax effect	19	(2)	—
Reclassification adjustment for (loss) gain realized	(26)	3	6
Cash flow hedges:
Net current period change, before tax	(31)	23	68
Income tax effect	—	(8)	(2)
Reclassification adjustment for (loss) gain realized	27	14	(62)

Total of items that are or may be reclassified to profit or loss	(26)	(62)	(471)

Other comprehensive (loss) income for period	(310)	(208)	(409)

Total comprehensive income (loss) for the period	(1,766)	(238)	763

Total comprehensive income (loss) attributable to:
Shareholders	(1,770)	(243)	760
Non-controlling interests	4	5	3

The Consolidated statements of comprehensive income have been restated for the adoption of IAS 19R, which mainly relates to pension reporting (see note 30, Post-employment benefits). The accompanying notes are an integral part of these consolidated financial statements.

Annual Report 2013      157

11 Group financial statements 11.6 - 11.6

11.6 Consolidated balance sheets

in millions of euros unless otherwise stated

Consolidated balance sheets of the Philips Group as of December 31

Assets
		2012		2013

Non-current assets
Property, plant and equipment:
- At cost	7,880		7,692
- Less accumulated depreciation	(4,921)		(4,912)
		2,959		2,780
Goodwill		6,948		6,504
Intangible assets excluding goodwill:
- At cost	7,821		7,638
- Less accumulated amortization	(4,090)		(4,376)
		3,731		3,262
Non-current receivables		176		144
Investments in associates		177		161
Other non-current financial assets		549		496
Deferred tax assets		1,919		1,675
Other non-current assets		94		63

Total non-current assets		16,553		15,085
Current assets
Inventories - net		3,495		3,240
Current financial assets		—		10
Other current assets		337		354
Derivative financial assets		137		150
Income tax receivable		97		70
Receivables:
- Accounts receivable - net	4,334		4,420
- Accounts receivable from related parties	13		39
- Other current receivables	238		219
		4,585		4,678
Assets classified as held for sale		43		507
Cash and cash equivalents		3,834		2,465

Total current assets		12,528		11,474
Contingent assets

Total assets		29,081		26,559

158      Annual Report 2013

11 Group financial statements 11.6 - 11.6

Equity and liabilities
		2012		2013
Equity

Shareholders’ equity:
Preference shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2012: 2,000,000,000 shares), issued none
Common shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2012: 2,000,000,000 shares)
- Issued and fully paid: 937,845,789 shares (2012: 957,132,962 shares)	191		188
Capital in excess of par value	1,304		1,796
Retained earnings	10,724		10,415
Revaluation reserve	54		23
Currency translation differences	(93)		(569)
Available-for-sale financial assets	54		55
Cash flow hedges	20		24
Treasury shares, at cost 24,508,022 shares (2012: 42,541,687 shares)	(1,103)		(718)
		11,151		11,214

Non-controlling interests		34		13

Group equity		11,185		11,227
Non-current liabilities
Long-term debt		3,725		3,309
Long-term provisions		2,119		1,903
Deferred tax liabilities		92		76
Other non-current liabilities		2,005		1,568

Total non-current liabilities		7,941		6,856

Current liabilities
Short-term debt		809		592
Derivative financial liabilities		517		368
Income tax payable		200		143
Accounts and notes payable:
- Trade creditors	2,835		2,458
- Accounts payable to related parties	4		4
		2,839		2,462
Accrued liabilities		3,171		2,830
Short-term provisions		837		651
Liabilities directly associated with assets held for sale		27		348
Other current liabilities		1,555		1,082

Total current liabilities		9,955		8,476
Contractual obligations and contingent liabilities

Total liabilities and group equity		29,081		26,559

Prior-period financial statements have been restated for the treatment of Audio, Video, Multimedia and Accessories as discontinued operations (see note 7, Discontinued operations and other assets classified as held for sale) and the adoption of IAS 19R, which mainly relates to accounting for pensions (see note 30, Post-employment benefits). The accompanying notes are an integral part of these consolidated financial statements.

Annual Report 2013      159

11 Group financial statements 11.7 - 11.7

11.7 Consolidated statements of cash flows

in millions of euros

Consolidated statements of cash flows of the Philips Group for the years ended December 31
	2011	2012	2013
Cash flows from operating activities
Net income (loss)	(1,456)	(30)	1,172
Result of discontinued operations - net of income tax	410	(47)	(2)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization, and impairments of fixed assets	1,400	1,398	1,349
Impairment of goodwill and other non-current financial assets	1,387	14	38
Net gain on sale of assets	(88)	(141)	(54)
Loss (income) from investments in associates	(14)	5	25
Dividends received from investments in associates	44	15	6
Dividends paid to non-controlling interests	(4)	(4)	(7)
(Increase) decrease in working capital	(622)	546	(1,417)
Increase in receivables and other current assets	(363)	(191)	(530)
Increase in inventories	(216)	(32)	(165)
(Decrease) increase in accounts payable, accrued and other current liabilities	(43)	769	(722)
Increase in non-current receivables, other assets and other liabilities	(425)	(327)	(76)
(Decrease) increase in provisions	15	429	(194)
Other items	113	224	298

Net cash provided by operating activities	760	2,082	1,138

Cash flows from investing activities
Purchase of intangible assets	(69)	(34)	(49)
Proceeds from sale of intangible assets	—	160	—
Expenditures on development assets	(276)	(345)	(357)
Capital expenditures on property, plant and equipment	(640)	(661)	(587)
Proceeds from sales of property, plant and equipment	128	425	27
Cash from (used for) derivatives and current financial assets	26	(46)	(101)
Purchase of other non-current financial assets	(43)	(167)	(13)
Proceeds from other non-current financial assets	87	3	15
Purchase of businesses, net of cash acquired	(507)	(261)	(11)
Proceeds from sale of interests in businesses, net of cash disposed of	19	1	79

Net cash used for investing activities	(1,275)	(925)	(997)

Cash flows from financing activities
Proceeds from issuance (payments) of short-term debt	(217)	133	(285)
Principal payments of long-term debt	(1,097)	(631)	(186)
Proceeds from issuance of long-term debt	454	1,228	64
Treasury shares transactions	(671)	(768)	(562)
Dividends paid	(259)	(255)	(272)

Net cash used for financing activities	(1,790)	(293)	(1,241)

Net cash (used for) provided by continuing operations	(2,305)	864	(1,100)

160      Annual Report 2013

11 Group financial statements 11.7 - 11.7

	2011	2012	2013
Cash flows from discontinued operations
Net cash (used for) provided by operating activities	(280)	(166)	(159)
Net cash (used for) provided by investing activities	(94)	40	(47)

Net cash used for discontinued operations	(374)	(126)	(206)

Net cash (used for) provided by continuing and discontinued operations	(2,679)	738	(1,306)

Effect of changes in exchange rates on cash and cash equivalents	(7)	(51)	(63)
Cash and cash equivalents at the beginning of the year	5,833	3,147	3,834

Cash and cash equivalents at the end of the year	3,147	3,834	2,465

Supplemental disclosures to the Consolidated statements of cash flows
	2011	2012	2013
Cash flows from:
Interest paid	(269)	(273)	(267)
Interest received	38	34	52
Pensions	(639)	(610)	(679)
Income taxes	(582)	(359)	(454)
Net gain on sale of assets:
Cash proceeds from the sale of assets	234	589	121
Book value of these assets	(164)	(473)	(63)
Deferred results on sale and leaseback transactions	—	25	(4)
Non-cash proceeds	18	—	—

	88	141	54
Non-cash investing and financing information
Assets in lieu of cash from the sale of businesses:
Shares/share options/convertible bonds (continuing operations)	18	—	—
Shares/share options/convertible bonds (discontinued operations)	—	17	—
Conversion of convertible personnel debentures	—	4	7
Treasury shares transactions:
Shares acquired	(751)	(816)	(669)
Exercise of stock options	80	48	107

Prior-period financial statements have been restated for the treatment of Audio, Video, Multimedia and Accessories as discontinued operations (see note 7, Discontinued operations and other assets classified as held for sale) and the adoption of IAS 19R, which mainly relates to accounting for pensions (see note 30, Post-employment benefits). The accompanying notes are an integral part of these consolidated financial statements.

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Annual Report 2013      161

11 Group financial statements 11.8 - 11.8

11.8 Consolidated statements of changes in equity

in millions of euros unless otherwise stated

Consolidated statements of changes in equity of the Philips Group

	common share	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available- for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholders’ equity	non-controlling interests	total equity
Balance as of Jan. 1, 2011	197	354	15,391	86	(65)	139	(5)	(1,076)	15,021	46	15,067
Total comprehensive income (loss)			(1,728)	(16)	72	(94)	(4)	—	(1,770)	4	(1,766)
Dividend distributed	5	443	(711)						(263)		(263)
Movement in non-controlling interests			(5)						(5)	(16)	(21)
Cancellation of treasury shares	—	—	—					—	—		—
Purchase of treasury shares		—	(51)					(700)	(751)		(751)
Re-issuance of treasury shares		(34)	(6)					86	46		46
Share-based compensation plans		56	—						56		56
Income tax share-based compensation plans		(6)	—						(6)		(6)
Balance as of Dec. 31, 2011	202	813	12,890	70	7	45	(9)	(1,690)	12,328	34	12,362
Total comprehensive income (loss)			(165)	(16)	(100)	9	29	—	(243)	5	(238)
Dividend distributed	6	422	(687)						(259)		(259)
Movement in non-controlling interests			—						—	(5)	(5)
Cancellation of treasury shares	(17)	—	(1,221)					1,238	—		—
Purchase of treasury shares		—	(47)					(769)	(816)		(816)
Re-issuance of treasury shares		(22)	(46)					118	50		50
Share-based compensation plans		84	—						84		84
Income tax share-based compensation plans		7	—						7		7
Balance as of Dec. 31, 2012	191	1,304	10,724	54	(93)	54	20	(1,103)	11,151	34	11,185
Total comprehensive income (loss)			1,262	(31)	(476)	1	4	—	760	3	763
Dividend distributed	4	402	(678)						(272)		(272)
Movement in non-controlling interests			—						—	(24)	(24)
Cancellation of treasury shares	(7)		(780)					787	—		—
Purchase of treasury shares			(38)					(631)	(669)		(669)
Re-issuance of treasury shares		(36)	(75)					229	118		118
Share-based compensation plans		105							105		105
Income tax share-based compensation plans		21							21		21
Balance as of Dec. 31, 2013	188	1,796	10,415	23	(569)	55	24	(718)	11,214	13	11,227

The Consolidated statements of changes in equity have been restated for the adoption of IAS 19R, which mainly relates to pension reporting (see note 30, Post-employment benefits). The accompanying notes are an integral part of these consolidated financial statements.

162      Annual Report 2013

11 Group financial statements 11.8 - 11.9

11.9 Notes

all amounts in millions of euros unless otherwise stated

Prior-period financial statements have been restated for the treatment of Audio, Video, Multimedia and Accessories as discontinued operations (see note 7, Discontinued operations and other assets classified as held for sale) and the adoption of IAS 19R, which mainly relates to accounting for pensions (see note 30, Post-employment benefits).

Notes to the Consolidated financial statements of the Philips Group

Significant accounting policies

The Consolidated financial statements in this section have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2013 have been endorsed by the EU, except that the EU did not adopt some of the paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply fully with IFRS as issued by the IASB. These accounting policies have been applied by group entities.

The Consolidated financial statements have been prepared under the historical cost convention, unless otherwise indicated.

The Consolidated financial statements are presented in euros, which is the Company’s presentation currency.

On February 25, 2014, the Board of Management authorized the Consolidated financial statements for issue. The Consolidated financial statements as presented in this report are subject to the adoption by the Annual General Meeting of Shareholders, to be held on May 1, 2014.

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

Estimates significantly impact goodwill and other intangibles acquired, tax on activities disposed, impairments, financial instruments, the accounting for an arrangement containing a lease, revenue recognition (multiple element arrangements), assets and liabilities from employee benefit plans, other provisions and tax and other contingencies, classification of assets and liabilities held for sale and the presentation of items of profit and loss and cash flows as continued or discontinued. The fair values of acquired identifiable intangible assets are based on an assessment of future cash flows. Impairment analyses of goodwill, intangible assets not yet ready for use and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred to determine whether the carrying value exceeds the recoverable amount. These analyses generally are based on estimates of future cash flows.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select from a variety of common valuation methods including the discounted cash flow method and option valuation models and to make assumptions that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating post-employment benefit expenses and liabilities. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates and life expectancy.

Prior-year information

The presentation of certain prior-year information has been reclassified to conform to the current year presentation, including the 2011 presentation of adjustments to the results of prior year’s divestments reported as discontinued operations as a consequence of the resolution of uncertainties that arose from the relevant sales agreements. As a result, an income tax benefit of EUR 30 million was retrospectively reclassified in the 2011 comparative figures from income tax expense of continuing operations to income tax from discontinued operations.

Basis of consolidation

The Consolidated financial statements include the accounts of Koninklijke Philips N.V. (‘the Company’) and all subsidiaries that the Company controls, i.e. when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effect of potential voting rights are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. All intercompany balances and transactions have been eliminated in the Consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Business combinations

Business combinations are accounted for using the acquisition method. Under the acquisition method, the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree are recognized at the acquisition date, which is the date on which control is transferred to the Company.

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

Any contingent consideration payable is recognized at fair value at the acquisition date and initially is presented as Long-term provisions. When timing and amount of the consideration become more certain, it is reclassified to Accrued liabilities. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in the Statement of income.

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

Annual Report 2013      163

11 Group financial statements 11.9 - 11.9

Acquisitions of and adjustments to non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognized. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

For changes to non-controlling interest without the loss of control, the difference between such change and any consideration paid or received is recognized directly in equity.

Loss of control

Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in the Statement of income. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date the control is lost. Subsequently it is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

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
The Company’s share of the net income of these companies is included in results relating to associates in the Statement of income, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of losses exceeds its interest in an associate, the carrying amount of that interest (including any long-term loans) is reduced to zero and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Remeasurement differences of equity stake resulting from gaining control over the investee previously recorded as associate are recorded under Results related to investments in associates.

Investments in associates include loans from the Company to these investees.

Accounting for capital transactions of a consolidated subsidiary or an associate

The Company recognizes dilution gains or losses arising from the sale or issuance of stock by a consolidated subsidiary or an associate in the Statement of income, unless the Company or the subsidiary either has reacquired or plans to reacquire such shares. In such instances, the result of the transaction is recorded directly in equity.

Dilution gains and losses arising in investments in associates are recognized in the Consolidated statements of income under Results relating to investments in associates.

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

Foreign currency differences arising from translation are recognized in profit or loss, except for available-for-sale equity investments (except on impairment in which case foreign currency differences that have been recognized in Other comprehensive income are reclassified to profit and loss), which are recognized in Other comprehensive income.

All exchange difference items are presented as part of Cost of sales, with the exception of tax items and financial income and expense, which are recognized in the same line item as they relate in the Statement of income.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency using the exchange rate at the date the fair value was determined. Non-monetary items in a foreign currency that are measured based on historical cost are translated using the exchange rate at the date of transaction.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to euro at exchange rates at the reporting date. The income and expenses of foreign operations are translated to euro at exchange rates at the dates of the transactions.

Foreign currency differences arising on translation of foreign operations into the Group’s presentation currency are recognized in Other comprehensive income, and presented as part of Currency translation differences in equity. However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests.

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

Regular way purchases and sales of financial instruments are accounted for at the trade date. Dividend and interest income are recognized when earned. Gains or losses, if any, are recorded in Financial income and expense.

Non-derivative financial instruments comprise cash and cash equivalents, receivables, other non-current financial assets and debt and other financial liabilities that are not designated as hedges.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Receivables

Receivables are carried at the lower of amortized cost or the present value of estimated future cash flows, taking into account discounts given or agreed. The present value of estimated future cash flows is determined through the use of value adjustments for uncollectible amounts. As soon as individual trade accounts receivable can no longer be collected in the normal way and are expected to result in a loss, they are designated as doubtful trade accounts receivable and valued at the expected collectible amounts. They are written off when they are deemed to be uncollectible because of bankruptcy or other forms of receivership of the debtors. The allowance for the risk of non-collection of trade accounts receivable takes into account credit-risk concentration, collective debt risk based on average historical losses, and specific circumstances such as serious adverse economic conditions in a specific country or region.

164      Annual Report 2013

11 Group financial statements 11.9 - 11.9

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

Equity

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

Dividends are recognized as a liability in the period in which they are declared. The income tax consequences of dividends are recognized when a liability to pay the dividend is recognized.

Debt and other liabilities

Debt and liabilities other than provisions are stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.

Derivative financial instruments, including hedge accounting

The Company uses derivative financial instruments principally to manage its foreign currency risks and, to a more limited extent, for managing interest rate and commodity price risks. All derivative financial instruments are classified as current assets or liabilities and are accounted for at the trade date. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The Company measures all derivative financial instruments at fair value derived from market prices of the instruments, or calculated as the present value of the estimated future cash flows based on observable interest yield curves, basis spread, credit spreads and foreign exchange rates, or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the Statement of income, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

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

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, are recorded in Other comprehensive income, until the Statement of income is affected by the variability in cash flows of the designated hedged item. To the extent that the hedge is ineffective, changes in the fair value are recognized in the Statement of income.

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

Foreign currency differences arising on the retranslation of financial instruments designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity through Other comprehensive income, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the Statement of income.

Offsetting and master netting agreements

The Company presents financial assets and financial liabilities on a gross basis as separate line items in the Consolidated balance sheet.

Master netting agreements may be entered into when the Company undertakes a number of financial instrument transactions with a single counterparty. Such an agreement provides for a net settlement of all financial instruments covered by the agreement in the event of default or certain termination events on any of the transactions. A master netting agreement may create a right of offset that becomes enforceable and affects the realization or settlement of individual financial assets and financial liabilities only following a specified termination event. However, if this contractual right is subject to certain limitations then it does not necessarily provide a basis for offsetting unless both of the offsetting criteria are met, i.e. there is a legally enforceable right and an intention to settle net or simultaneously.

Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The useful lives and residual values are evaluated annually.

Annual Report 2013      165

11 Group financial statements 11.9 - 11.9

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

The development expenditure capitalized comprises of all directly attributable costs (including the cost of materials and direct labor). Other development expenditures and expenditures on research activities are recognized in the Statement of income. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. Amortization of capitalized development expenditure is charged to the Statement of income on a straight-line basis over the estimated useful lives of the intangible assets.

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

The provision for restructuring relates to the estimated costs of initiated reorganizations, the most significant of which have been approved by the Board of Management, and which generally involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions. A liability is recognized for those costs only when the Company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. Before a provision is established, the Company recognizes any impairment loss on the assets associated with the restructuring.

The Company provides for onerous contracts, based on the lower of the expected cost of fulfilling the contract and the expected net cost of terminating the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

The Company records a provision for decommissioning costs of certain facilities. Decommissioning costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the particular asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the decommissioning liability. The unwinding of the discount is expensed as incurred and recognized in the Statement of income as a Financial expense. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

The Company is a provider of electrical equipment that falls under the EU Directive on Waste Electrical and Electronic Equipment (WEEE). The directive distinguishes between waste management of equipment sold to private households prior to a date as determined by each EU Member State (historical waste) and waste management of equipment sold to private households after that date (new waste). A provision for the expected costs of management of historical waste is recognized when the Company participates in the market during the measurement period as determined by each Member State, and the costs can be reliably measured. These costs are recognized as Other business expenses in the Statement of income. With respect to new waste, a provision for the expected costs is recognized when products that fall within the directive are sold and the disposal costs can be reliably measured. Derecognition takes place when the obligation expires, is settled or is transferred. These costs are recognized as part of Costs of sales. With respect to equipment

166      Annual Report 2013

11 Group financial statements 11.9 - 11.9

sold to entities other than private households, a provision is recognized when the Company becomes responsible for the costs of this waste management, with the costs recognized as Other business expenses or Cost of sales as appropriate.

Impairment

Value in use is measured as the present value of future cash flows expected to be generated by the asset. If the carrying amount of an asset is deemed not recoverable, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the recoverable amount.

Impairment of goodwill, intangible assets not yet ready for use and indefinite-lived intangible assets

Goodwill, intangible assets not yet ready for use and indefinite-lived intangible assets are not amortized but tested for impairment annually and whenever impairment indicators require. In most cases the Company identified its cash generating units as one level below that of an operating segment. Cash flows at this level are substantially independent from other cash flows and this is the lowest level at which goodwill is monitored by the Executive Committee. The Company performed and completed annual impairment tests in the same quarter of all years presented in the Consolidated Statements of income. An impairment loss is recognized in the Statement of income whenever and to the extent that the carrying amount of a cash-generating unit exceeds the unit’s recoverable amount, which is the greater of its value in use and fair value less cost to sell. An impairment loss on an investment in associates is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment in associates.

Impairment of non-financial assets other than goodwill, intangible assets not yet ready for use, indefinite-lived intangible assets, inventories and deferred tax assets

Non-financial assets other than goodwill, intangible assets not yet ready for use, indefinite-lived intangible assets, inventories and deferred tax assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is recognized and measured by a comparison of the carrying amount of an asset with the greater of its value in use and fair value less cost to sell. Value in use is measured as the present value of future cash flows expected to be generated by the asset. If the carrying amount of an asset is deemed not recoverable, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the recoverable amount. The review for impairment is carried out at the level where discrete cash flows occur that are independent of other cash flows.

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

Impairment of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. In case of available-for-sale financial assets, a significant or prolonged decline in the fair value of the financial assets below its cost is considered an indicator that the financial assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the Statement of income - is reclassified from the fair value reserve in equity (through Other comprehensive income) to the Statement of income.

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

Employee benefit accounting

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the Statement of income in the periods during which services are rendered by employees.

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The net pension asset or liability recognized in the Consolidated balance sheet in respect of defined benefit post-employment plans is the fair value of plan assets less the present value of the projected defined benefit obligation (DBO) at the balance sheet date. The projected defined benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. Recognized assets are limited to the present value of any reductions in future contributions or any future refunds.

For the Company’s major plans, a full discount rate curve of high-quality corporate bonds (based on Towers Watson RATE:Link data) is used to determine the defined benefit obligation, whereas for the other plans a single-point discount rate is used based on the plan’s maturity. Plans in countries without a deep corporate bond market use a discount rate based on the local sovereign curve and the plan’s maturity.

Pension costs in respect of defined benefit post-employment plans primarily represent the increase of the actuarial present value of the obligation for post-employment benefits based on employee service during the year and the interest on the net recognized asset or liability in respect of employee service in previous years. The Company presents service costs in Income from operations and net interest expenses related to defined benefit plans in Financial expense.

Remeasurements of the net defined benefit liability comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (excluding interest). The Company immediately recognizes all remeasurements in Other comprehensive income.

The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs. The gain or loss on settlement comprises any resulting change in the fair value of plan assets and change in the present value of defined benefit obligation. Past service costs following from the introduction of a change to the benefit payable under a plan or a significant reduction of the number of employees covered by a plan, are recognized in full in the Statement of income.

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

The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods, such as jubilee entitlements. That benefit is discounted to determine its present value. Remeasurements are recognized in the income statement in the period in which they arise.

Share-based payment

The grant-date fair value of equity-settled share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the vesting period of the award. The Company uses the Black-Scholes option-pricing model and Monte Carlo sampling to determine the fair value of the awards, depending on the type of instruments granted and certain vesting conditions.

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

Annual Report 2013      167

11 Group financial statements 11.9 - 11.9

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

Financial income and expenses

Financial income comprises interest income on funds invested (including available-for-sale financial assets) and recognized surpluses for post-employment benefit plans, dividend income, net gains on the disposal of available-for-sale financial assets, net fair value gains on financial assets at fair value through profit or loss, net gains on the remeasurement to fair value of any pre-existing available-for-sale interest in an acquiree, and net gains on hedging instruments that are recognized in the Statement of income. Interest income is recognized on accrual basis in the Statement of income, using the effective interest method. Dividend income is recognized in the Statement of income on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Financial expenses comprise interest expense on borrowings and recognized deficits for post-employment benefit plans, unwinding of the discount on provisions and contingent consideration, losses on disposal of available-for-sale financial assets, net fair value losses on financial assets at fair value through profit or loss, impairment losses recognized on financial assets (other than trade receivables), net interest expenses related to defined benefit plans and net losses on hedging instruments that are recognized in the Statement of income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the Statement of income using the effective interest method.

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

168      Annual Report 2013

11 Group financial statements 11.9 - 11.9

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

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations; and (b) is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (c) is a subsidiary acquired exclusively with a view to sell. A component that previously was held for use will have one or more cash-generating units. Generally, the disposal of a business that previously was part of a single cash-generating unit does not qualify as a component of an entity and therefore shall not be classified as a discontinued operation if disposed of.

Non-current assets held for sale and discontinued operations are carried at the lower of carrying amount or fair value less costs to sell. Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the Consolidated financial statements and related notes for all periods presented. Comparatives in the balance sheet are not re-presented when a non-current asset or disposal group is classified as held for sale. Comparatives are restated for presentation of discontinued operations in the Statement of cash flow and Statement of income.

Upon classification of a disposal group as held for sale the Company may agree with the buyer to retain certain assets and liabilities, in which case such items are not presented as part of assets/liabilities held for sale, even though the associated item in the Statement of income would be presented as part of discontinued operations. The presentation of cash flows relating to such items in that case mirrors the classification in the Statement of income, i.e. as cash flows from discontinued operations.

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

Segments

Operating segments are components of the Company’s business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the Board of Management of the Company). The Board of Management decides how to allocate resources and assesses performance. Reportable segments comprise the operating sectors Healthcare, Consumer Lifestyle and Lighting. Innovation, Group & Services (IG&S) is a sector but not a separate reportable segment and holds, amongst others, headquarters, overhead and regional/country organization expenses. Segment accounting policies are the same as the accounting policies as applied to the Group.

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

Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the Statement of income attributable to shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible personnel debentures, restricted shares, performance shares and share options granted to employees.

Financial guarantees

The Company recognizes a liability at the fair value of the obligation at the inception of a financial guarantee contract. The guarantee is subsequently measured at the higher of the best estimate of the obligation or the amount initially recognized.

IFRS accounting standards adopted as from 2013

The accounting policies set out above have been applied consistently to all periods presented in these Consolidated financial statements except as explained below which addresses changes in accounting policies. In case of the absence of explicit transition requirements for new accounting pronouncements, the Company accounts for any change in accounting principle retrospectively.

The Company has adopted the following new and amended IFRSs as of January 1, 2013.

Disclosures - Offsetting Financial Assets and Liabilities (Amendments to IFRS 7)

As a result of the amendments to IFRS 7, the Company has expanded its disclosures about the offsetting of financial assets and liabilities. See note 34, Fair value of financial assets and liabilities.

IFRS 10 Consolidated Financial Statements

IFRS 10 introduces a single control model to determine whether an investee should be consolidated. The new standard includes guidance on control with less than half of the voting rights (‘de facto’ control), participating and protective voting rights and agent/principal relationships. Based on a reassessment of the control conclusion for the investees at January 1, 2013, the adoption of IFRS 10 did not have a material impact on the Company’s Consolidated financial statements.

IFRS 11 Joint Arrangements

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

•	The Company’s interest in a joint venture, which is an arrangement in which the parties have rights to the net assets, are equity-accounted.

Prior to 2012 the Company accounted for jointly controlled entities using the equity method. The adoption therefore does not have a material impact on the Company’s Consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

This standard contains the disclosure requirements for interests in subsidiaries, joint ventures, associates and other unconsolidated interests. As a result of IFRS 12, the Company has expanded its disclosures on interests in other entities. See note 6, Interests in entities.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements, when such measurements are required or permitted by other IFRSs. More specifically, the definition of fair value was clarified to be the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date. The standard also replaces and expands disclosure requirements about fair value measurements in other IFRSs, of which some of these are required in interim financial statements related to financial instruments. The Company therefore has included additional disclosures in note 34, Fair value of financial assets and liabilities. IFRS 13 has no material impact on the measurements of the Company’s assets and liabilities.

Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)

The new amendment requires separation of items presented in Other comprehensive income into two groups, based on whether or not they can be recycled into the Statement of income in the future. Items that will not be recycled in the future are presented separately from items that may be

Annual Report 2013      169

11 Group financial statements 11.9 - 11.9

recycled in the future. The application of this amendment impacts presentation and disclosures only. Comparative information has been re-presented.

IAS 19 Employee Benefits (2011)

As a result of the introduction of IAS 19 (2011) - or IAS 19R/Revised - the Company has changed its accounting policy with regard to the accounting of defined benefit pension plans. The main change impacts the basis of determining the income or expense for the period related to these pension plans. Under the new standard the Company determines a net interest expense (income) by applying the discount rate used to measure the defined benefit obligation (DBO) at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period, taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. As a result, this net interest now comprises:

•	interest cost on the DBO;

•	interest income on plan assets; and

•	interest on the effect of the asset ceiling.

Previously, the Company determined interest income on plan assets based on their long-term rate of expected return. Furthermore, as from January 1, 2013 the Company presents net interest expenses related to defined benefits in Financial income and expense rather than Income from operations.

The new standard no longer allows for accrual of future pension administration costs as part of the DBO. Such costs should be expensed as incurred. Previously, for the Dutch pension plan the Company accrued a surcharge for pension administration costs as part of the service costs into the DBO. With the adoption of the new standard this accrual was eliminated, resulting in an exclusion of EUR 216 million from the DBO per January 1, 2013, thereby improving the funded status. This funded status improvement is offset by the impact of the asset ceiling test regarding the Dutch pension plan’s surplus, and hence there is no further impact on the Company’s balance sheet figures other than the direct recognition of previously unrecognized past service cost.

The impact on Equity from the IAS 19 (2011) accounting policy change is as follows:

December 31,
2012

Decrease in the net defined benefit obligation (non-current, after asset ceiling restriction)	13
Increase in deferred tax assets (non-current)	(2)

Net increase on equity	11
Split to:

Equity holders of the parent	11

Non-controlling interest	—

The limited impact on the balance sheet mainly relates to some unrecognized past service cost gains and losses which must be recognized immediately under IAS 19 (2011). The limited impact is explained by the fact that the Company already applied immediate recognition of actuarial gains and losses in Other comprehensive income.

The negative impact of IAS 19 (2011) for post-employment defined benefit plans on Income from operations, Income before taxes and Basic and Diluted earnings per share is as follows:

	2011	2012

Income from operations	(124)	(260)
Financial income and expenses	(92)	(85)

Income before taxes	(216)	(345)

Basic earnings per share	(0.17)	(0.28)
Diluted earnings per share	(0.17)	(0.28)

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) (2013)

The amendment to IAS 36 Impairment of Assets was introduced following the introduction of IFRS 13 Fair Value Measurement, to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. As the amendment is basically to avoid unintended disclosure requirements from the introduction of IFRS 13, it was early adopted by the Company. The amendment has no material impact.

Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)

Initially the abovementioned IAS 19 (2011) adjustments required that employee contributions basically would have to be incorporated in the measurement of the defined benefit obligation. This amendment allows a practical expedient to continue to recognize employee contributions in the Statement of income when certain conditions are met. The Company early adopted this amendment and as a result there is no change in the way how employee contributions are currently treated compared to the treatment prior to the IAS 19 (2011) adoption. Up to 2013 the Company has very limited employee contributions in their pension plans.

IFRS accounting standards adopted as from 2014 and onwards

A number of new standards and amendments to existing standards have been published and are mandatory for the Company beginning on or after January 1, 2014 or later periods, and the Company has not yet early adopted them. Those which may be the most relevant to the Company are set out below.

IFRIC 21 Levies

IFRIC 21 provides guidance on the accounting for certain outflows imposed on entities by governments in accordance with laws and/or regulations (levies). The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. This Interpretation does not have a material impact on the financial statements.

Changes to other standards, following from Amendments and the Annual Improvement Cycles, do not have a material impact on the Company’s financial statements.

170      Annual Report 2013

11 Group financial statements 11.9 - 11.9

Information by sector and main country

in millions of euros

Information by sector and main country

Sectors

	sales	sales including intercompany	research and development expenses	income from operations	income from operations as a % of sales	cash flow before financing activities
2013
Healthcare	9,575	9,600	(780)	1,315	13.7	1,292
Consumer Lifestyle	4,605	4,622	(261)	429	9.3	472
Lighting	8,413	8,433	(441)	489	5.8	478
Innovation, Group & Services	736	1,049	(251)	(242)	—	(2,101)
Inter-sector eliminations		(375)

	23,329	23,329	(1,733)	1,991	8.5	141
2012
Healthcare	9,983	10,005	(823)	1,026	10.3	1,298
Consumer Lifestyle	4,319	4,329	(251)	400	9.3	422
Lighting	8,442	8,465	(462)	(66)	(0.8)	279
Innovation, Group & Services	713	984	(295)	(712)	—	(842)
Inter-sector eliminations		(326)

	23,457	23,457	(1,831)	648	2.8	1,157

2011
Healthcare	8,852	8,866	(754)	27	0.3	707
Consumer Lifestyle	3,771	3,777	(249)	109	2.9	(271)
Lighting	7,638	7,652	(416)	(408)	(5.3)	208
Innovation, Group & Services	731	984	(186)	(207)	—	(1,159)
Inter-sector eliminations		(287)

	20,992	20,992	(1,605)	(479)	(2.3)	(515)

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

Consumer Lifestyle: Consists of the following businesses - Personal Care, Domestic Appliances, and Health & Wellness.

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

Transactions between the sectors mainly relate to services provided by the sector Innovation, Group & Services to the other sectors. The pricing of such transactions is determined on an arm’s length basis.

Annual Report 2013      171

11 Group financial statements 11.9 - 11.9

Sectors

	total assets	net operating capital	total liabilities excl. debt	current accounts receivable, net	tangible and intangible assets	depreciation and amortization1)	capital expenditures
2013
Healthcare	10,465	7,437	2,943	1,978	6,467	(517)	132
Consumer Lifestyle	2,832	1,261	1,571	743	1,574	(199)	135
Lighting	6,711	4,462	2,229	1,567	3,857	(504)	223
Innovation, Group & Services	6,044	(2,922)	4,340	132	648	(129)	97

	26,052	10,238	11,083	4,420	12,546	(1,349)	587
Assets classified as held for sale	507		348

	26,559		11,431
2012
Healthcare	11,248	7,976	3,186	1,967	7,130	(543)	135
Consumer Lifestyle	3,280	1,205	2,075	865	1,694	(198)	128
Lighting	6,970	4,635	2,313	1,364	4,293	(543)	290
Innovation, Group & Services	7,540	(4,500)	5,761	138	521	(114)	108

	29,038	9,316	13,335	4,334	13,638	(1,398)	661
Assets classified as held for sale	43		27

	29,081		13,362
2011
Healthcare	11,591	8,418	3,087	1,882	7,479	(538)	153
Consumer Lifestyle	3,794	874	2,917	1,309	1,752	(167)	130
Lighting	6,915	4,965	1,927	1,261	4,320	(570)	279
Innovation, Group & Services	6,546	(3,875)	5,183	132	475	(125)	78

	28,846	10,382	13,114	4,584	14,026	(1,400)	640
Assets classified as held for sale	551		61

	29,397		13,175

1)	Includes impairments of tangible and intangible assets excluding goodwill

Goodwill assigned to sectors

	carrying value at January 1	reclassification	acquisitions	purchase price allocation adjustment	impairments	divestments and transfers to assets classified as held for sale	translation differences	carrying value at December 31
2013
Healthcare	4,573	—	3	11	—	(40)	(272)	4,275
Consumer Lifestyle	668	—	—	—	—	(18)	(18)	632
Lighting	1,707	(8)	1	(15)	(26)	—	(73)	1,586
Innovation, Group & Services	—	8	—	—	—	3	—	11

	6,948	—	4	(4)	(26)	(55)	(363)	6,504
2012
Healthcare	4,703	—	—	(1)	—	—	(129)	4,573
Consumer Lifestyle	674	—	—	(1)	—	(6)	1	668
Lighting	1,639	—	100	—	—	—	(32)	1,707
Innovation, Group & Services	—		—	—	—	—	—	—

	7,016	—	100	(2)	—	(6)	(160)	6,948

172      Annual Report 2013

11 Group financial statements 11.9 - 11.9

Main countries

	sales1)	tangible and intangible assets
2013
Netherlands	656	915
United States	6,442	7,384
China	2,942	1,057
Germany	1,355	288
Japan	1,006	401
France	915	80
United Kingdom	692	573
Other countries	9,321	1,848

	23,329	12,546
Assets classified as held for sale		62

		12,608
20122)
Netherlands	627	886
United States	6,824	8,007
China	2,585	1,114
Germany	1,323	271
Japan	1,204	537
France	941	90
United Kingdom	676	628
Other countries	9,277	2,105

	23,457	13,638
Assets classified as held for sale		6

		13,644
20112)
Netherlands	636	908
United States	6,159	8,473
China	1,978	1,126
Germany	1,272	252
Japan	908	618
France	892	97
United Kingdom	579	615
Other countries	8,568	1,937

	20,992	14,026
Assets classified as held for sale		287

		14,313

1)	The sales are reported based on country of destination
2)	Previous years reflect the sales and tangible and intangible assets of those respective years of the main countries of 2013

Annual Report 2013      173

11 Group financial statements 11.9 - 11.9

Income from operations

For information related to Sales and tangible and intangible assets on a geographical and sector basis, see note 2, Information by sector and main country.

Sales and costs by nature

	2011	2012	2013
Sales	20,992	23,457	23,329

Costs of materials used	(7,119)	(8,177)	(7,895)
Employee benefit expenses	(5,697)	(6,694)	(6,129)
Depreciation and amortization	(1,400)	(1,398)	(1,349)
Shipping and handling	(776)	(788)	(809)
Advertising and promotion	(865)	(841)	(882)
Lease expense	(314)	(364)	(347	)1)
Other operational costs	(3,993)	(4,214)	(3,987)
Impairment of goodwill	(1,355)	—	(28)
Other business income and expenses	48	(333)	88

Income from operations	(479)	648	1,991

1)	Lease expense includes EUR 42 million of other costs, such as fuel and electricity, and taxes to be paid and reimbursed to the lessor

Sales composition

	2011	2012	2013
Goods	17,636	19,918	19,716
Services	2,926	3,130	3,139
Royalties	430	409	474

	20,992	23,457	23,329

Philips has no single external customer that represents 10% or more of revenues.

Costs of materials used

Cost of materials used represents the inventory recognized in cost of sales.

Employee benefit expenses

	2011	2012	2013
Salaries and wages	4,668	5,499	4,983
Post-employment benefits costs	272	344	362
Other social security and similar charges:
- Required by law	595	678	658
- Voluntary	162	173	126

	5,697	6,694	6,129

The employee benefit expenses relate to employees who are on the Philips payroll, both with permanent and temporary contracts.

For further information on pension costs, see note 30, Post-employment benefits.

Details on the remuneration of the members of the Board of Management and the Supervisory Board, see note 33, Information on remuneration.

Employees

The average number of employees by category is summarized as follows (in FTEs):

	2011	2012	2013
Production	57,011	58,031	58,116
Research and development	12,539	12,974	12,072
Other	31,789	32,730	32,006

Employees	101,339	103,735	102,194
3rd party workers	16,092	15,498	13,171

Continuing operations	117,431	119,233	115,365
Discontinued operations	6,100	2,901	1,997

Employees consist of those persons working on the payroll of Philips and whose costs are reflected in the Employee benefit expenses table. 3rd party workers consist of personnel hired on a per period basis, via extenal companies.

Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangibles are as follows:

	2011	2012	2013
Depreciation of property, plant and equipment	617	678	632
Amortization of internal-use software	55	45	39
Amortization of other intangible assets	559	458	432
Amortization of development costs	169	217	246

	1,400	1,398	1,349

Depreciation of property, plant and equipment is primarily included in cost of sales. Amortization of the categories of other intangible assets are reported in selling expenses for brand names and customer relationships and are reported in cost of sales for technology based and other intangible assets. Amortization (including impairment) of development cost is included in research and development expenses.

Shipping and handling

Shipping and handling costs are included in cost of sales and selling expenses.

Advertising and promotion

Advertising and promotion costs are included in selling expenses.

174      Annual Report 2013

11 Group financial statements 11.9 - 11.9

Audit fees

Fees KPMG

	2011	2012	2013

Audit fees	15.6	14.7	15.6
- consolidated financial statements	10.1	9.7	10.1
- statutory financial statements	5.5	5.0	5.5
Audit-related fees1)	2.4	5.6	2.2
- acquisitions and divestments	0.1	2.9	0.4
- sustainability assurance	0.5	0.8	0.7
- other	1.8	1.9	1.1
Tax fees2)	0.9	1.3	0.8
- tax compliance services	0.9	1.3	0.8
Other fees3)	0.5	0.7	1.3
- royalty investigation	0.4	0.1	0.0
- other	0.1	0.6	1.3

Total	19.4	22.3	19.9

1)	The percentage of services provided in 2013 is 11.1% of the total fees
2)	The percentage of services provided in 2013 is 4.0% of the total fees
3)	The percentage of services provided in 2013 is 6.5% of the total fees

This table ‘Fees KPMG’ forms an integral part of the Company Financial Statements, please refer to note K, Audit fees.

Impairment of goodwill

In 2013, goodwill impairment charges amounts to EUR 28 million, including EUR 26 million as result of reduced growth expectations in Consumer Luminaires.

In 2011, goodwill was impaired in the Healthcare sector for an amount of EUR 824 million and in the Lighting sector for an amount of EUR 531 million.

For further information on impairment of goodwill, see note 11, Goodwill.

Other business income (expenses)

Other business income (expenses) consists of the following:

	2011	2012	2013
Result on disposal of businesses:
- income	27	9	50
- expense	(26)	(84)	(1)
Result on disposal of fixed assets:
- income	47	224	19
- expense	(11)	(9)	(13)
Result on other remaining businesses:
- income	50	42	54
- expense	(39)	(515)	(21)

	48	(333)	88
Total other business income	124	275	123
Total other business expense	(76)	(608)	(35)

In 2013, result on disposal of businesses was mainly due to divestment of non-strategic businesses within Healthcare. For further information, see note 9, Acquisitions and divestments

In 2013, result on disposal of fixed assets was mainly due to sale of real estate assets.

In 2013, result on other remaining businesses were mainly due to release of earn out provisions. For further information, see note 21, Provisions.

Financial income and expenses

	2011	2012	2013
Interest income	39	37	55
Interest income from loans and receivables	5	20	33
Interest income from cash and cash equivalents	34	17	22
Dividend income from available for sale financial assets	11	4	5
Net gains from disposal of financial assets	51	1	—
Net change in fair value of financial assets at fair value through profit or loss	6	—	—
Net change in fair value of financial liabilities at fair value through profit or loss	—	44	—
Net foreign exchange gains	—	—	—
Other financial income	6	20	10

Financial income	113	106	70
Interest expense	(340)	(363)	(323)
Interest on debt and borrowings	(245)	(271)	(245)
Finance charges under finance lease contract	(3)	(7)	(7)
Interest expenses - pensions	(92)	(85)	(71)
Unwind of discount of provisions	(33)	(22)	(25)
Net foreign exchange losses	(2)	—	(6)
Impairment loss of financial assets	(34)	(8)	(10)
Net change in fair value of financial assets at fair value through profit or loss		(2)	(9)
Net change in fair value of financial liabilities at fair value through profit or loss			(3)
Other financial expenses	(35)	(40)	(24)

Financial expense	(444)	(435)	(400)

Financial income and expenses	(331)	(329)	(330)

Net financial income and expense showed a EUR 330 million expenses in 2013, which was 1 million higher than in 2012. Total finance income of EUR 70 million included EUR 55 million interest income. Remaining financial income included dividend income of EUR 5 million and other finance income of EUR 10 million. Total financial expense of EUR 400 million included EUR 10 million impairment charges and EUR 323 million interest expenses. Remaining financial expense consisted mainly of EUR 25 million of accretion expenses associated with discounted provisions and uncertain tax positions and EUR 24 million other financing charges.

Net financial income and expense showed a EUR 329 million expense in 2012, which was EUR 2 million lower than in 2011. Total financial income of EUR 106 million included a EUR 46 million gain related to a change in estimate on the valuation of long term derivative contracts. Remaining financial expense consisted mainly of EUR 22 million of accretion expenses associated with discounted provisions and uncertain tax positions and EUR 40 million other financing charges.

Net financial income and expense showed a EUR 331 million expense in 2011. Total finance income of EUR 113 million included EUR 51 million gain on the disposal of financial assets, of which EUR 44 million resulted from

Annual Report 2013      175

11 Group financial statements 11.9 - 11.9

the sale of shares in TCL and EUR 6 million resulted from the sale of Digimarc. Remaining financial income included dividend income of EUR 11 million and a total net EUR 6 million gain from fair value changes, mainly the revaluation of the NXP option. Total finance expense of EUR 444 million included EUR 34 million impairment charges, mainly related to the shareholding in TPV Technology. Remaining financial expense consisted mainly of EUR 33 million of accretion expenses associated with discounted provisions and uncertain tax positions and EUR 35 million other financing charges.

Income taxes

The tax expense on income before tax of continuing operations amounted to EUR 466 million (2012: EUR 185 million, 2011: EUR 251 million).

The components of income before taxes and income tax expense are as follows:

	2011	2012	2013
Netherlands	148	(177)	314
Foreign	(958)	496	1,347

Income before taxes of continuing operations	(810)	319	1,661

Netherlands:
Current tax income (expense)	(40)	(78)	—
Deferred tax income (expense)	82	13	(107)

	42	(65)	(107)

Foreign:
Current tax income (expense)	(360)	(280)	(280)
Deferred tax income (expense)	163	143	(89)

	(197)	(137)	(369)

Income tax expense of continuing operations	(251)	(185)	(466)
Income tax expense of discontinued operations	96	(17)	(10)

Income tax expense	(155)	(202)	(476)
The components of income tax expense are as follows:

	2011	2012	2013

Current tax expense	(390)	(370)	(268)
Prior year results	(10)	12	(12)

Current tax income (expense)	(400)	(358)	(280)

	2011	2012	2013
Recognition of previously unrecognized tax losses	20	1	20
Current year tax loss carried forwards not recognized	(89)	(50)	(29)
Temporary differences (not recognized) recognized	15	2	(3)
Prior year results	31	(2)	15
Tax rate changes	(1)	(4)	—
Origination and reversal of temporary differences	269	209	(199)

Deferred tax income (expense)	245	156	(196)

Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rates vary from 10.0% to 39.4%, which results in a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25% (2012: 25.0%; 2011: 25.0%).

A reconciliation of the weighted average statutory income tax rate to the effective income tax rate of continuing operations is as follows:

in %

	2011	2012	2013
Weighted average statutory income tax rate	41.6	21.9	27.6
Tax rate effect of:
Changes related to:
- utilization of previously reserved loss carry forwards	2.4	(0.2)	(1.2)
- new loss carry forwards not expected to be realized	(7.7)	15.7	1.7
- addition (releases)	1.8	(0.6)	0.2
Non-tax-deductible impairment charges	(61.9)	0.6	0.6
Non-taxable income	7.1	(18.7)	(8.1)
Non-tax-deductible expenses	(14.1)	68.7	7.5
Withholding and other taxes	(2.9)	6.9	0.8
Tax rate changes	(0.1)	1.1	0.0
Prior year tax results	2.8	(3.0)	(0.2)
Tax expenses due to other liabilities	(2.5)	3.1	0.5
Tax incentives and other	2.5	(37.5)	(1.3)

Effective tax rate	(31.0)	58.0	28.1

The weighted average statutory income tax rate increased in 2013 compared to 2012, as a consequence of a change in the country mix of income tax rates, as well as a significant change in the mix of profits and losses in the various countries.

The effective income tax rate is higher than the weighted average statutory income tax rate in 2013, mainly due to withholding and other taxes which are partly offset by the net impact of non-taxable/non-deductible income and other tax expenses.

176      Annual Report 2013

11 Group financial statements 11.9 - 11.9

Deferred tax assets and liabilities

Net deferred tax assets relate to the following balance sheet captions and tax loss carryforwards (including tax credit carryforwards), of which the movements during the years 2013 and 2012 respectively are as follows:

	December 31, 2012	recognized in income	recognized in OCI	acquisitions/ divestments	other1)	December 31, 2013
Intangible assets	(928)	13	—	—	44	(871)
Property, plant and equipment	68	—	—	—	(10)	58
Inventories	258	9	—	—	(3)	264
Prepaid pension assets	—	(24)	23	—	—	(1)
Other receivables	55	(3)	1	—	(3)	50
Other assets	42	(4)	(2)	(1)	(3)	32
Provisions:
- pensions	598	(70)	(82)	—	(20)	426
- guarantees	26	4	—	—	(1)	29
- termination benefits	118	(28)	8	—	(1)	97
- other postretirement benefits	72	(5)	(7)	—	(3)	57
- other provisions	605	(32)	16	—	(22)	567
Other liabilities	171	27	—		(6)	192
Tax loss carryforwards (including tax credit carryforwards)	742	(83)	(11)	—	51	699

Net deferred tax assets	1,827	(196)	(54)	(1)	23	1,599

	December 31, 2011	recognized in income	recognized in OCI	acquisitions/ divestments	other1)	December 31, 2012
Intangible assets	(1,074)	165	—	(35)	16	(928)
Property, plant and equipment	77	(2)	—	—	(7)	68
Inventories	221	41	—	—	(4)	258
Prepaid pension costs	2	(4)	6	—	(4)	—
Other receivables	44	13	—	—	(2)	55
Other assets	19	17	(7)	—	13	42
Provisions:
- pensions	617	(62)	64	—	(21)	598
- guarantees	34	(10)	—	—	2	26
- termination benefits	42	67	5	—	4	118
- other postretirement benefits	71	3	(3)	—	1	72
- other provisions	636	(33)	10	—	(8)	605
Other liabilities	231	(63)	(4)	—	7	171
Tax loss carryforwards (including tax credit carryforwards)	732	24	(7)	6	(13)	742

Net deferred tax assets	1,652	156	64	(29)	(16)	1,827

1)	Primarily includes foreign currency translation differences which were recognized in OCI

Annual Report 2013      177

11 Group financial statements 11.9 - 11.9

Deferred tax assets and liabilities relate to the balance sheet captions, as follows:

	assets	liabilities	net
2013
Intangible assets	116	(987)	(871)
Property, plant and equipment	107	(49)	58
Inventories	271	(7)	264
Prepaid pension costs	1	(2)	(1)
Other receivables	60	(10)	50
Other assets	48	(16)	32
Provisions:
- pensions	426	—	426
- guarantees	29	—	29
- termination benefits	97	—	97
- other postretirement	57	—	57
- other	581	(14)	567
Other liabilities	213	(21)	192
Tax loss carryforwards (including tax credit carryforwards)	699	—	699

	2,705	(1,106)	1,599
Set-off of deferred tax positions	(1,030)	1,030	—

Net deferred tax assets	1,675	(76)	1,599

	assets	liabilities	net
2012
Intangible assets	151	(1,079)	(928)
Property, plant and equipment	115	(47)	68
Inventories	263	(5)	258
Prepaid pension costs	2	(2)	—
Other receivables	58	(3)	55
Other assets	54	(12)	42
Provisions:		—
- pensions	599	(1)	598
- guarantees	26	—	26
- termination benefits	117	1	118
- other postretirement	72	—	72
- other	624	(19)	605
Other liabilities	198	(27)	171
Tax loss carryforwards (including tax credit carryforwards)	742	—	742

	3,021	(1,194)	1,827
Set-off of deferred tax positions	(1,102)	1,102	—

Net deferred tax assets	1,919	(92)	1,827

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

The net deferred tax assets of EUR 1,599 million (2012: EUR 1,827 million) consist of deferred tax assets of EUR 1,675 million (2012: EUR 1,919 million) in countries with a net deferred tax asset position and deferred tax liabilities of EUR 76 million (2012: EUR 92 million) in countries with a net deferred tax liability position. Of the total deferred tax assets of EUR 1,675 million at December 31, 2013, (2012: EUR 1,919 million), EUR 543 million (2012: EUR 507 million) is recognized in respect of fiscal entities in various countries where there have been fiscal losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize these deferred tax assets.

At December 31, 2013 and 2012, there were no recognized deferred tax liabilities for taxes that would be payable on the unremitted earnings of certain foreign subsidiaries of Philips Holding USA since it has been determined that undistributed profits of such subsidiaries will not be distributed in the foreseeable future. The temporary differences associated with the investments in subsidiaries of Philips Holding USA, for which a deferred tax liability has not been recognized, aggregate to EUR 32 million (2012: EUR 35 million).

At December 31, 2013, operating loss carryforwards expire as follows:

Total	2014	2015	2016	2017	2018	2019/ 2023	later	unlimi- ted
4,330	28	1	3	6	6	44	841	3,401

The Company also has tax credit carryforwards of EUR 138 million, which are available to offset future tax, if any, and which expire as follows:

Total	2014	2015	2016	2017	2018	2019/ 2023	later	unlimi- ted
138	3	—	1	—	4	19	95	16

At December 31, 2013, operating loss and tax credit carryforwards for which no deferred tax assets have been recognized in the balance sheet, expire as follows:

Total	2014	2015	2016	2017	2018	2019/ 2023	later	unlimi- ted
1,928	25	1	3	2	—	39	9	1,849

At December 31, 2013, the amount of deductible temporary differences for which no deferred tax asset has been recognized in the balance sheet is EUR 151 million (2012: EUR 157 million).

Classification of the income tax payable and receivable is as follows:

	2012	2013
Income tax receivable	97	70
Income tax receivable - under non-current receivables	—	—
Income tax payable	(200)	(143)
Income tax payable - under non-current liabilities	—	(1)

Tax risks

Philips is exposed to tax uncertainties. These uncertainties include amongst others the following:

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

Tax uncertainties on general service agreements and specific allocation contracts

Due to the centralization of certain activities in a limited number of countries (such as research and development, centralized IT, group functions and head office), costs are also centralized. As a consequence, these costs and/or revenues must be allocated to the beneficiaries, i.e. the various Philips entities. For that purpose, apart from specific allocation contracts for costs and revenues, general service agreements are signed with a large number of group entities. Tax authorities review the

178      Annual Report 2013

11 Group financial statements 11.9 - 11.9

implementation of GSAs, apply benefit tests for particular countries or audit the use of tax credits attached to GSAs and royalty payments, and may reject the implemented procedures. Furthermore, buy in/out situations in the case of (de)mergers could affect the tax allocation of GSAs between countries. The same applies to the specific allocation contracts.

Tax uncertainties due to disentanglements and acquisitions

When a subsidiary of Philips is disentangled, or a new company is acquired, related tax uncertainties arise. Philips creates merger and acquisition (M&A) teams for these disentanglements or acquisitions. In addition to representatives from the involved sector, these teams consist of specialists from various group functions and are formed, amongst other things, to identify hidden tax uncertainties that could subsequently surface when companies are acquired and to reduce tax claims related to disentangled entities. These tax uncertainties are investigated and assessed to mitigate tax uncertainties in the future of the extent possible. Several tax uncertainties may surface from M&A activities. Examples of uncertainties are: applicability of the participation exemption, allocation issues, and non-deductibility of parts of the purchase price.

Tax uncertainties due to permanent establishments

In countries where Philips starts new operations or alters business models, the issue of permanent establishment may arise. This is because when operations in a country involves a Philips organization in another country, there is a risk that tax claims will arise in the former country as well as in the latter country.

Interests in entities

In this section we discuss the nature of, and risks associated with, the Company’s interests in its consolidated entities and associates, and the effects of those interests on the Company’s financial position and financial performance.

Interests in entities could in principle relate to:

•	Interests in subsidiaries

•	Joint arrangements

•	Unconsolidated structured entities

•	Investments in associates

Interests in subsidiaries

Wholly owned subsidiaries

The Group financial statements comprise the assets and liabilities of approximately 400 legal entities. Set out below is a list of material subsidiaries representing greater than 5% of either the consolidated group sales, income from operations or net income (before any intra-group eliminations). All of the entities are 100% owned and have been for the last 3 years.

Interests in subsidiaries

in order of IFO (decreasing)

Legal entity name	Principal country of business

Philips Electronics North America Corporation	United States
Philips Medizin Systeme Böblingen GmbH	Germany
Philips Consumer Lifestyle B.V.	Netherlands
Philips Ultrasound, Inc.	United States
Philips (China) Investment Company, Ltd.	China
Philips Lighting Poland S.A.	Poland
Philips Innovative Applications	Belgium
Philips Medical Systems Nederland B.V.	Netherlands
RIC Investments, LLC	United States
Philips Lighting B.V.	Netherlands
Philips Oral Healthcare, Inc.	United States
Philips Medical Systems DMC GmbH	Germany
Philips GmbH	Germany

Not wholly owned subsidiaries

Among the consolidated legal entities is one entity where the Company owns 44% of the voting power. We have determined that the Company controls this entity on a de facto power basis. The sales, income from operations and net income of this entity is less than 1% of the consolidated financial data of the company and therefore not considered material.

In total eleven consolidated subsidiaries are not wholly owned by the Company. The sales, income from operations and net income of these entities (before any intra-group eliminations) are less than 3% of the consolidated financial data of the company and therefore not considered material.

Joint arrangements and unconsolidated structured entities

The Company did not have joint arrangements or unconsolidated structured entities that require separate disclosure under IFRS 12.

Investments in associates

Philips has investments in a number of associates, none of them are regarded as individually material.

The changes during 2013 are as follows:

Investments in associates

Total investments
Balance as of January 1, 2013	177
Changes:
Sales/Redemption	(2)
Reclassifications	(7)
Share in income	5
Dividends declared	(6)
Translation and exchange rate differences	(6)

Balance as of December 31, 2013	161

Philips has agreed that it will transfer the remaining 30% stake in the TP Vision venture, which has a book value of nil as at December 31, 2013, to TPV. The net impact of a transaction-related payment has been accrued in Other current liabilities at December 31, 2013 due to conditions that existed at the balance sheet date.

The Company owns four equity interests which represent more than 20% in the capital of the underlying companies. With respect to these equity interests, the Company cannot exercise significant influence based on governance agreements concluded among shareholders. These equity interests are accounted for as Other non-current financial assets. In 2013, the Company’s share in net income of these entities was insignificant.

The Company has one investment where it owns 51% of the shares of an entity, however is not able to control it and therefore it is not consolidated but accounted for as an investment in associate.

During 2013 the Company’s shareholding in two of its investments in associates was diluted and subsequently treated as available-for-sale financial assets. The dilution gains of EUR 16 million are recognized under results related to investments in associates.

The Company has not recognized a proportional share of losses, totaling EUR 37 million (2012: EUR 9 million) in relation to its investments in associates because the Company has no obligation in respect of these losses.

Summarized information of investments in associates

Unaudited summarized financial information on the Company’s most significant investments in associates, on a combined basis, is presented below. It is based on the most recent available financial information.

Included from April 2012 is the 30%-interest in TP Vision Holding which includes the former Philips TV business.

Annual Report 2013      179

11 Group financial statements 11.9 - 11.9

	2011	2012	2013
Net sales	408	2,534	2,180
Income before taxes	86	(7)	(243)
Income taxes	(27)	2	12

Net income	59	(5)	(231)

Total share in net income of associates recognized in the Consolidated statements of income	18	(5)	5

	2012	2013
Current assets	1,635	1,368
Non-current assets	485	412

	2,120	1,780
Current liabilities	(1,544)	(1,327)
Non-current liabilities	(186)	(278)

Net asset value	390	175

Investments in associates included in the Consolidated balance sheet	177	161

Discontinued operations and other assets classified as held for sale

Discontinued operations included in the Consolidated statements of income and the Consolidated statements of cash flows consists of the Audio, Video, Multimedia and Accessories (AVM&A) business, the Television business and certain divestments formerly reported as discontinued operations.

Discontinued operations: Audio, Video, Multimedia and Accessories business

Following the agreement with Funai Electric Co. Ltd which was announced in Q1 2013, the results of the Audio, Video, Multimedia and Accessories (AVM&A) business are reported as discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows. Assets classified as held for sale and Liabilities directly associated with assets held for sale are reported in the Consolidated balance sheet as of the moment of the announcement. This agreement was terminated on October 25, 2013. Since then, Philips has been actively discussing the sale of the business with various parties. Therefore the AVM&A business continues to be reported as discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows with the related assets and liabilities included as Assets classified as held for sale and Liabilities directly associated with assets held for sale in the Consolidated balance sheet.

The following table summarizes the results of the AVM&A business included in the Consolidated statements of income as discontinued operations.

	2011	2012	2013
Sales	1,587	1,331	1,117
Costs and expenses	(1,499)	(1,210)	(1,067)
Disentanglement costs	—	—	(44)

Income before taxes	88	121	6
Income taxes	(10)	(40)	(3)
Investments in associates	—	(3)	—

Results from discontinued operations	78	78	3

At the moment of divestment the related balance sheet positions will be transferred, the associated currency translation differences, part of Shareholders’ equity, will be recognized in the Consolidated statement of income. At December 31, 2013, the estimated release amounts to a EUR 3 million loss.

The following table presents the assets and liabilities of the AVM&A business, classified as Assets held for sale and Liabilities directly associated with the assets held for sale in the Consolidated balance sheets.

2013
Property, plant and equipment	17
Intangible assets including goodwill	32
Inventories	130
Accounts receivable	212
Other assets	9

Assets classified as held for sale	400
Accounts payable	217
Provisions	33
Other liabilities	98

Liabilities directly associated with assets held for sale	348

Non-transferrable balance sheet positions, such as certain accounts receivable, accounts payable, accrued liabilities and provisions are reported on the respective balance sheet captions.

Discontinued operations: Television business

As announced in Q1 2012, the Television business’s strategic partnership agreement with TPV Technology Limited was signed on April 1, 2012. In 2013, the discontinued Television business reported a net loss of EUR 6 million (2012: a net loss of EUR 31 million; 2011: a net loss of EUR 515 million).

The following table summarizes the results of the Television business included in the Consolidated statements of income as discontinued operations.

	2011	2012	2013
Sales	2,702	563	(3)
Costs and expenses	(2,913)	(622)	(3)
loss on sale of discontinued operations	(380)	5	4

Income (loss) before taxes	(591)	(54)	(2)
Income taxes	76	23	(4)
Operational income tax	49	28	(2)
Income tax on loss on sale of discontinued operations	27	(5)	(2)

Results from discontinued operations	(515)	(31)	(6)

In 2011, the loss on the sale of the Television business amounted to approximately EUR 380 million, which mainly comprised of present value of initial contributions made to the TV venture (EUR 183 million), total disentanglement costs (EUR 81 million), contributed assets which were not fully recovered (EUR 66 million) and various smaller other items, offset by the revenue associated with the sale, including the fair value of a contingent consideration and a retained 30% interest in the TV venture.

In addition to the contributions that were agreed and recognized as loss on onerous contract, Philips made commitments to provide further financing to the TV venture for more details see note 25, Contractual obligations and note 36, Subsequent events.

The following table presents the in 2012 divested assets and liabilities of the Television business.

180      Annual Report 2013

11 Group financial statements 11.9 - 11.9

April 1, 2012
Property, plant and equipment	91
Intangible assets including goodwill	—
Write down to fair value less costs to sell	—
Inventories	124
Other assets	25

Assets classified as held for sale	240
Provisions	(6)

Liabilities classified as held for sale	(6)

Discontinued operations: Other

Certain results of other divestments formerly reported as discontinued operations are included with a net gain of EUR 5 million in 2013 (2012: a result of EUR nil million; 2011: a net gain of EUR 27 million).

Other assets classified as held for sale

On July 1, 2013, Philips announced to transfer certain assets and cash proceeds from the sale of certain assets to the Dutch pension plan. In total EUR 94 million of related assets are qualified as held for sale as of December 31, 2013. EUR 92 million relates to other non-current financial assets. For more details see note 30, Post-employment benefits.

Assets and liabilities directly associated with assets held for sale relate to property, plant and equipment for an amount of EUR 13 million (December 31, 2012 EUR 1 million) and business divestments of EUR nil million at December 31, 2013 (December 31, 2012 EUR 15 million).

In 2013, the Company divested two Healthcare businesses formerly reported under Assets classified as held for sale. For more details see note 9, Acquisitions and divestments.

On March 29, 2012, Philips announced the completion of the High Tech Campus transaction with proceeds of EUR 425 million, consisting of a EUR 373 million cash transaction and an amount of EUR 52 million to be received after the deal. The gain from the transaction, after deducting expenses related to other real estate efficiency measures which are part of the EUR 800 million cost reduction program announced in 2011, of EUR 65 million, of which EUR 37 million was recognized in the first quarter of 2012 in income from operations while EUR 28 million was deferred to future periods and is recognized periodically starting as of April 2012. The deferral of the gain relates to the finance lease element in the sale and lease-back arrangement part of the deal.

In 2012, Philips divested several industrial sites in sector Lighting, the Speech Processing business in sector Consumer Lifestyle and a minor service activity in sector Healthcare. The transactions of the industrial sites resulted in a loss of EUR 95 million, consisting of contributed assets, which were not fully recovered leading to a EUR 14 million impairment on property, plant and equipment and EUR 81 million loss reported in other business expense as result on disposal of businesses. As part of these divestments onerous supply agreements were signed, which amounted to EUR 60 million at December 31, 2012. The speech Processing business resulted in a gain of EUR 21 million gain reported in other business income as result on disposal of business.

Annual Report 2013      181

11 Group financial statements 11.9 - 11.9

Earnings per share

Earnings per share

		2011			2012			2013
Income (loss) from continuing operations		(1,046)			(77)			1,170
Income attributable to non-controlling interest		4			5			3

Income (loss) from continuing operations attributable to shareholders		(1,050)			(82)			1,167

Income (loss) from discontinued operations		(410)			47			2

Net income (loss) attributable to shareholders		(1,460)			(35)			1,169

Weighted average number of common shares outstanding (after deduction of treasury shares) during the year		952,808,965	1)		922,101,005	1)		911,071,970
Plus incremental shares from assumed conversions of:
Options and restricted share rights	4,309,777			5,014,991			10,896,583
Convertible debentures	173,890			106,204			103,899
Dilutive potential common shares		4,483,667			5,121,195			11,000,482
Adjusted weighted average number of shares (after deduction of treasury shares) during the year		957,292,632	1)		927,222,200	1)		922,072,452

Basic earnings per common share in euro 2)
Income (loss) from continuing operations		(1.10)			(0.08)			1.28
Income (loss) from discontinued operations		(0.43)			0.05			—
Income (loss) from continuing operations attributable to shareholders		(1.10)			(0.09)			1.28
Net income (loss) attributable to shareholders		(1.53)			(0.04)			1.28

Diluted earnings per common share in euro2,3,4)
Income (loss) from continuing operations		(1.10)			(0.08)			1.27
Income (loss) from discontinued operations		(0.43)			0.05			—
Income (loss) from continuing operations attributable to shareholders		(1.10)			(0.09)			1.27
Net income (loss) attributable to shareholders		(1.53)			(0.04)			1.27

Dividend distributed per common share in euros		0.75			0.75			0.75

1)	Adjusted to make previous years comparable for the bonus shares (273 thousand) issued in May 2013
2)	The effect on income of convertible debentures affecting earnings per share is considered immaterial
3)

In 2013, 2012 and 2011, respectively 14 million, 36 million and 37 million securities that could potentially dilute basic EPS were not included in the computation of dilutive EPS because the effect would have been antidilutive for the periods presented

4)	The Dilutive potential common shares are not taken into account in the periods for which there is a loss, as the effect would be antidilutive

Acquisitions and divestments

2013

There were four acquisitions in 2013. These acquisitions involved an aggregated purchase price of EUR 10 million. Measured on a yearly basis, the aggregated impact of these acquisitions on Group Sales, Income from operations, Net income and Net income per common share (on a fully diluted basis) are not material in respect of IFRS 3 disclosure requirements.

Philips completed five divestments of business activities during 2013, mainly related to certain Healthcare service activities. The transactions involved an aggregate consideration of EUR 99 million and are therefore deemed immaterial in respect of IFRS 3 disclosure requirements.

2012

During 2012, Philips entered into one acquisition. On January 9, 2012 Philips acquired (in)directly 99.93% of the outstanding shares of Industrias Derivadas del Aluminio, S.L. (Indal). This acquisition involved a cash consideration of EUR 210 million and was accounted for using the acquisition method. By the end of July 2012, Indal was fully owned by Philips.

Philips completed in the first quarter of 2012 the divestment of the Television business. Furthermore there were several divestments of business activities during 2012, which comprised the divestment of certain Lighting manufacturing activities, Speech Processing activities and certain Healthcare service activities. These transactions involved an aggregated consideration of EUR 49 million and are therefore deemed immaterial in respect of IFRS 3 disclosure requirements.

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

182      Annual Report 2013

11 Group financial statements 11.9 - 11.9

Other business income for an amount of EUR 160 million. The remainder was included in various line items of the Consolidated statements of income (EUR 8 million) or deducted from the book value of Property, plant and equipment (EUR 2 million).

2011

During 2011, Philips entered into six acquisitions. These acquisitions involved an aggregated purchase price of EUR 498 million and have been accounted for using the acquisition method. Measured on an annualized basis, the aggregated impact of the six acquisitions on group Sales, Income from operations, Net income and Net income per common share (on a fully diluted basis) is not material in respect of IFRS 3 disclosure requirements.

The divestments in 2011 involved an aggregated consideration of EUR 57 million and were therefore deemed immaterial in respect of IFRS 3 disclosure requirements.

Annual Report 2013      183

11 Group financial statements 11.9 - 11.9

Property, plant and equipment

	land and buildings	machinery and installations	other equipment	prepayments and construction in progress	total
Balance as of January 1, 2013:
Cost	1,924	4,004	1,658	294	7,880
Accumulated depreciation	(835)	(2,851)	(1,235)	—	(4,921)

Book value	1,089	1,153	423	294	2,959
Change in book value:
Capital expenditures	8	88	61	461	618
Assets available for use	79	244	160	(483)	—
Acquisitions	—	—	—	—	—
Disposals and sales	(1)	(14)	(7)	(4)	(26)
Depreciation	(87)	(321)	(163)	—	(571)
Impairments	(15)	(26)	(22)	—	(63)
Transfer to assets classified as held for sale	(17)	(4)	(4)	—	(25)
Translation differences	(29)	(57)	(17)	(9)	(112)

Total changes	(62)	(90)	8	(35)	(179)
Balance as of December 31, 2013:
Cost	1,899	3,948	1,586	259	7,692
Accumulated depreciation	(872)	(2,885)	(1,155)	—	(4,912)

Book value	1,027	1,063	431	259	2,780

	land and buildings	machinery and installations	other equipment	prepayments and construction in progress	total
Balance as of January 1, 2012:
Cost	1,981	3,914	1,552	365	7,812
Accumulated depreciation	(895)	(2,762)	(1,141)	—	(4,798)

Book value	1,086	1,152	411	365	3,014
Change in book value:
Capital expenditures	95	114	98	497	804
Assets available for use	125	312	116	(553)	—
Acquisitions	1	4	12	—	17
Disposals and sales	(64)	(8)	(10)	(10)	(92)
Depreciation	(77)	(358)	(188)	—	(623)
Impairments	(13)	(33)	(12)	(1)	(59)
Transfer to assets classified as held for sale	(23)	(2)	(1)	1	(25)
Reclassifications	(29)	—	—	—	(29)
Translation differences	(12)	(28)	(3)	(5)	(48)

Total changes	3	1	12	(71)	(55)
Balance as of December 31, 2012:
Cost	1,924	4,004	1,658	294	7,880
Accumulated depreciation	(835)	(2,851)	(1,235)	—	(4,921)

Book value	1,089	1,153	423	294	2,959

Land with a book value of EUR 133 million at December 31, 2013 (2012: EUR 152 million) is not depreciated.

Property, plant and equipment includes lease assets with a book value of EUR 187 million at December 31, 2013 (2012: EUR 248 million).

The expected useful lives of property, plant and equipment are as follows:

Buildings	from 5 to 50 years
Machinery and installations	from 3 to 20 years
Other equipment	from 1 to 10 years

184      Annual Report 2013

11 Group financial statements 11.9 - 11.9

Goodwill

The changes in 2012 and 2013 were as follows:

	2012	2013
Balance as of January 1:
Cost	9,224	9,119
Amortization and impairments	(2,208)	(2,171)

Book value	7,016	6,948

Changes in book value:
Acquisitions	100	4
Purchase price allocation adjustment	(2)	(4)
Impairments	—	(26)
Divestments and transfers to assets classified as held for sale	(6)	(55)
Translation differences	(160)	(363)

Balance as of December 31:
Cost	9,119	8,596
Amortization and impairments	(2,171)	(2,092)

Book value	6,948	6,504

The movement of EUR 55 million in Divestments and transfers to assets classified as held for sale mainly relate to divestments in the Healthcare sector.

Acquisitions in 2012 include goodwill related to the acquisition of Indal for EUR 100 million. In addition, goodwill changed due to the finalization of purchase price accounting related to acquisitions in the prior year.

For impairment testing, goodwill is allocated to (groups of) cash- generating units (typically one level below operating sector level), which represents the lowest level at which the goodwill is monitored internally for management purposes.

Goodwill allocated to the cash-generating units Respiratory Care & Sleep Management, Imaging Systems, Patient Care & Clinical Informatics and Professional Lighting Solutions is considered to be significant in comparison to the total book value of goodwill for the Group at December 31, 2013. The amounts allocated are presented below:

	2012	2013
Respiratory Care & Sleep Management	1,706	1,544
Imaging Systems	1,482	1,414
Patient Care & Clinical Informatics	1,331	1,271
Professional Lighting Solutions	1,337	1,266

The basis of the recoverable amount used in the annual (performed in the second quarter) and trigger-based impairment tests for the units disclosed in this note is the value in use. Key assumptions used in the impairment tests for the units were sales growth rates, income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts that cover an initial period from 2013 to 2017 that matches the period used for our strategic process. Projections were extrapolated with stable or declining growth rates for a period of 5 years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and margins used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages.

Income from operations in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies.

Cash flow projections of Respiratory Care & Sleep Management, Imaging Systems, Patient Care & Clinical Informatics and Professional Lighting Solutions for 2013 were based on the following key assumptions (based on the annual impairment test performed in the second quarter):

in %

	compound sales growth rate1)
	initial forecast period	extra- polation period2)	used to calculate terminal value	pre-tax discount rates
Respiratory Care & Sleep Management	4.9	3.7	2.7	11.3
Imaging Systems	3.9	3.4	2.7	12.4
Patient Care & Clinical Informatics	4.1	3.5	2.7	13.2
Professional Lighting Solutions	7.4	5.4	2.7	12.8

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period
2)	Also referred to later in the text as compound long-term sales growth rate

The assumptions used for the 2012 cash flow projections were as follows:

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

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period
2)	Also referred to later in the text as compound long-term sales growth rate

Among the mentioned units, Respiratory Care & Sleep Management and Professional Lighting Solutions have the highest amount of goodwill and the lowest excess of the recoverable amount over the carrying amount. The headroom of Respiratory Care & Sleep Management was estimated at EUR 660 million, the headroom of Professional Lighting Solutions at EUR 670 million. The increase in the headroom of Professional Lighting Solutions compared to the annual impairment test 2012, in which the headroom approximated the carrying value, is mainly explained by increased forecasted profitability assumptions driven by gross margin improvements. The following changes could, individually, cause the value in use to fall to the level of the carrying value:

	increase in pre-tax discount rate, basis points	decrease in long-term growth rate, basis points	decrease in terminal value amount, %
Respiratory Care & Sleep Management	290	550	39
Professional Lighting Solutions	290	520	39

Annual Report 2013      185

11 Group financial statements 11.9 - 11.9

The results of the annual impairment test of Imaging Systems and Patient Care & Clinical Informatics have indicated that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Impairment charge 2013

In the fourth quarter, the updated impairment test for Consumer Luminaires resulted in EUR 26 million impairment. This was mainly a consequence of reduced growth rate due to slower anticipated recovery of certain markets and introduction delays of new product ranges. The pre-tax discount rate applied to the most recent cash flow projection is 13.5%. The pre-tax discount rate applied in the previous projection was 13.4%. Compared to the previous impairment test there has been no change in the organization structure which impacts how goodwill is allocated to this cash-generating unit.

After the impairment charge mentioned above the estimated recoverable amount for this cash-generating unit approximates the carrying value. Consequently, any adverse change in key assumptions would, individually, cause a further impairment to be recognized. Remaining goodwill allocated to Consumer Luminaires at December 31, 2013 amounts to EUR 106 million.

Additional information 2013

In addition, other units, are sensitive to fluctuations in the assumptions as set out above.

Based on the annual impairment test, it was noted that the headroom for the cash-generating unit Home Monitoring was EUR 76 million. An increase of 280 points in the pre-tax discounting rate, a 560 basis points decline in the compound long-term sales growth rate or a 38% decrease in terminal value would cause its value in use to fall to the level of its carrying value. The goodwill allocated to Home Monitoring at December 31, 2013 amounts to EUR 35 million.

Based on the annual impairment test, it was noted that with regard to the headroom for the cash-generating unit Lumileds, the estimated recoverable amount approximates the carrying value of the cash- generating unit. Consequently, any adverse change in key assumptions would, individually, cause an impairment to be recognized. The goodwill allocated to Lumileds at December 31, 2013 amounts to EUR 127 million.

Please refer to note 2, Information by sector and main country for a specification of goodwill by sector.

Intangible assets excluding goodwill

The changes were as follows:

	other intangible assets	product development	software	total
Balance as of January 1, 2013:
Cost	5,868	1,584	369	7,821
Amortization/impairments	(2,972)	(817)	(301)	(4,090)

Book value	2,896	767	68	3,731

Changes in book value:
Additions	19	357	30	406
Acquisitions	15	—	—	15
Amortization	(387)	(213)	(37)	(637)
Impairments	(50)	(33)	(2)	(85)
Reversal of impairment	5	—	—	5
Divestments and transfers to assets classified as held for sale	(28)	(9)	(1)	(38)
Translation differences	(118)	(25)	(1)	(144)
Other	8	1	—	9

Total changes	(536)	78	(11)	(469)

Balance as of December 31, 2013:
Cost	5,533	1,761	344	7,638
Amortization/impairments	(3,173)	(916)	(287)	(4,376)

Book Value	2,360	845	57	3,262

186      Annual Report 2013

11 Group financial statements 11.9 - 11.9

	other intangible assets	product development	software	total
Balance as of January 1, 2012:
Cost	5,857	1,437	369	7,663
Amortization/impairments	(2,593)	(793)	(281)	(3,667)

Book value	3,264	644	88	3,996
Changes in book value:
Additions	11	347	29	387
Acquisitions and purchase price allocation adjustments	137	—	—	137
Amortization	(455)	(190)	(44)	(689)
Impairments	(17)	(30)	(2)	(49)
Translation differences	(42)	(10)	—	(52)
Other	(2)	6	(3)	1

Total changes	(368)	123	(20)	(265)
Balance as of December 31, 2012:
Cost	5,868	1,584	369	7,821
Amortization/impairments	(2,972)	(817)	(301)	(4,090)

Book value	2,896	767	68	3,731

The additions for 2013 contain internally generated assets of EUR 357 million and EUR 30 million for product development and software respectively (2012: EUR 347 million, EUR 29 million).

The impairment charges in 2013 include an impairment charge of EUR 24 million in Imaging Systems, which relate to capitalized product development for EUR 7 million and other intangibles for EUR 17 million. The impairment charge is based on a trigger-based test on a specific business unit in Imaging Systems. A change in the business outlook coming from a slower than expected sales ramp up resulted in the mentioned impairment charge. The basis of the recoverable amount used in this test is the value in use and a pre-tax discount rate of 9,6% is applied. After the impairment charge the carrying value of the related intangible assets is zero.

The impairment charges in 2013 includes an impairment charge of EUR 32 million for customer relationships in Consumer Luminaires. The charge is based on a trigger-based test on specific mature markets following the initiated turnaround plan, reconsidering product ranges and growth rates. The basis of the recoverable amount used in this test is the value in use and a pre-tax discount rate of 11.4% is applied. After the impairment charge the carrying value of the related intangible assets is zero.

The acquisitions through business combinations in 2012 mainly consist of the acquired intangible assets of Indal for EUR 134 million.

The amortization of intangible assets is specified in note 3, Income from operations.

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

Other intangible assets consist of:

	December 31, 2012		December 31, 2013
	gross	amortization/ impairments	gross	amortization/ impairments
Brand names	966	(374)	909	(424)
Customer relationships	3,045	(1,318)	2,856	(1,447)
Technology	1,759	(1,202)	1,678	(1,226)
Other	98	(78)	90	(76)

	5,868	(2,972)	5,533	(3,173)

The estimated amortization expense for other intangible assets for each of the next five years is:

2014	310
2015	283
2016	253
2017	225
2018	217

The expected useful lives of the intangible assets excluding goodwill are as follows:

Brand names	2-20 years
Customer relationships	2-25 years
Technology	3-20 years
Other	1-8 years
Software	1-3 years
Product development	3-5 years

The expected weighted average remaining life of other intangible assets is 10.3 years as of December 31, 2013 (2012: 11.2 years).

The capitalized product development costs for which amortization has not yet commenced amounted to EUR 356 million (2012: EUR 361 million).

At December 31, 2013 the carrying amount of customer relationships of Respiratory Care & Sleep Management was EUR 459 million with a remaining amortization period of 10.2 years.

Non-current receivables

Non-current receivables include receivables with a remaining term of more than one year.

Annual Report 2013      187

11 Group financial statements 11.9 - 11.9

Other non-current financial assets

The changes during 2013 were as follows:

	available- for-sale financial assets	loans and receivables	held-to- maturity invest- ments	financial assets at fair value through profit or loss	total
Balance as of January 1, 2013	232	267	3	47	549
Changes:
Reclassifications	6	37	—	—	43
Acquisitions/additions	17	13	1	—	31
Sales/redemptions/reductions	(11)	(6)	—	(8)	(25)
Impairment	(8)	(2)	—	—	(10)
Transfer to assets classified as held for sale	(62)	(30)	—	—	(92)
Value adjustments	17	1	—	(9)	9
Translation and exchange differences	1	(8)	(1)	(1)	(9)

Balance as of December 31, 2013	192	272	3	29	496
Available-for-sale financial assets

The Company’s investments in available-for-sale financial assets mainly consist of investments in common stock of companies in various industries. An amount of EUR 62 million has been reclassified as assets held for sale in relation to the agreed contribution to the Dutch Pension Fund (please refer to note 30, Post-employment benefits and note 36, Subsequent events).

Loans and receivables

During 2013 loans with face value EUR 30 million were transferred to assets held for sale in relation to the agreed contribution to the Dutch Pension Fund (please refer to note 30, Post-employment benefits and note 36, Subsequent events).

Financial assets at fair value through profit or loss

The reduction of financial assets at fair value through profit and loss includes certain financial instruments that Philips received in exchange for the transfer of its television activities. The initial value of EUR 17 million was adjusted by EUR 11 million during 2012 and EUR 6 million in 2013 reported under Value adjustments. As of December 31, 2013 the fair value reported was nil. On January 20, 2014, Philips has signed a term sheet to transfer its remaining 30% stake in TP Vision, which will also impact the above commitments. For further information, please refer to note 36, Subsequent events.

In 2010 Philips sold its entire holding of common shares in NXP Semiconductors B.V. (NXP) to Philips Pension Trustees Limited (herein referred to as “UK Pension Fund”). As a result of this transaction the UK Pension Fund obtained the full legal title and ownership of the NXP shares, including the entitlement to any future dividends and the proceeds from any sale of shares. From the date of the transaction, the NXP shares became an integral part of the plan assets of the UK Pension Fund. The purchase agreement with the UK Pension Fund includes an arrangement that may entitle Philips to a cash payment from the UK Pension Fund on or after September 7, 2014, if the total value yielded by the NXP shares has increased by this date to a level in excess of a predetermined threshold, which at the time of the transaction was substantially above the transaction price, and the UK Pension Fund is in a surplus (on a swaps basis) on September 7, 2014. The arrangement qualifies as a financial instrument and is reported under Other non-current financial assets. The Trustees of the UK Pension Fund have been selling the NXP shares in a number of transactions since 2010. The remaining number of NXP shares were sold in the course of 2013 and the total sale proceeds of the NXP shares exceeded the predetermined threshold. However as of December 31, 2013 the UK Pension Fund was not in surplus (on the agreed swaps basis). The fair value of the arrangement was estimated to be EUR 14 million as of December 31, 2012. As of December 31, 2013 management’s best estimate of the fair value of the arrangement is EUR 7 million, based on the current funded status as of December 31, 2013 (swaps basis) and the economic and demographic risks of the UK Pension Fund. The change in fair value in 2013 is reported under Value adjustments in the table above and also recognized in Financial income and expense.

Other non-current assets

Other non-current assets in 2013 are comprised of prepaid pension costs of EUR 5 million (2012: EUR 7 million) and prepaid expenses of EUR 58 million (2012: EUR 87 million).

For further details see note 30, Post-employment benefits.

Inventories

Inventories are summarized as follows:

	2012	2013
Raw materials and supplies	1,039	1,029
Work in process	513	375
Finished goods	1,943	1,836

	3,495	3,240

During 2013, inventories associated with the Audio, Video, Multimedia and Accessories (AVM&A) business have been reclassified to Assets held for sale. For more details, please refer note 7, Discontinued operations and other assets classified as held for sale.

The write-down of inventories to net realizable value amounted in 2013 to EUR 199 million (2012: EUR 273 million). The write-down is included in cost of sales.

Other current assets

Other current assets include prepaid expenses of EUR 354 million (2012: EUR 337 million).

Current receivables

The accounts receivable, net, per sector are as follows:

	2012	2013
Healthcare	1,967	1,978
Consumer Lifestyle	865	743
Lighting	1,364	1,567
Innovation, Group & Services	138	132

	4,334	4,420

The aging analysis of accounts receivable, net, is set out below:

	2012	2013
current	3,624	3,671
overdue 1-30 days	272	287
overdue 31-180 days	298	305
overdue > 180 days	140	157

	4,334	4,420

A large part of overdue trade accounts receivable relates to public sector customers with slow payment approval processes. The allowance for doubtful accounts receivable has been primarily established for receivables that are past due.

188      Annual Report 2013

11 Group financial statements 11.9 - 11.9

The changes in the allowance for doubtful accounts receivable are as follows:

	2011	2012	2013
Balance as of January 1	264	233	202
Additions charged to income	20	11	24
Deductions from allowance1)	(31)	(43)	(23)
Other movements	(20)	1	(21)

Balance as of December 31	233	202	182

1)	Write-offs for which an allowance was previously provided

Equity

Common shares

As of December 31, 2013, the issued and fully paid share capital consists of 937,845,789 common shares, each share having a par value of EUR 0.20.

In June 2013, Philips settled a dividend of EUR 0.75 per common share, representing a total value of EUR 678 million. Shareholders could elect for a cash dividend or a share dividend. Approximately 59.8% of the shareholders elected for a share dividend, resulting in the issuance of 18,491,337 new common shares. The settlement of the cash dividend resulted in a payment of EUR 272 million.

The following table shows the movements in the outstanding number of shares;

Share movement schedule

	2012	2013
Balance as of January 1	926,094,902	914,591,275
Dividend distributed	30,522,107	18,491,337
Purchase of treasury shares	(46,870,632)	(27,811,356)
Re-issuance of treasury shares	4,844,898	8,066,511
Balance as of December 31	914,591,275	913,337,767

Preference shares

The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to acquire (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. As of December 31, 2013, no preference shares have been issued.

Option rights/restricted shares

The Company has granted stock options on its common shares and rights to receive common shares in the future (see note 31, Share-based compensation).

Treasury shares

In connection with the Company’s share repurchase programs, shares which have been repurchased and are held in treasury for (i) delivery upon exercise of options, performance and restricted share programs and employee share purchase programs, and (ii) capital reduction purposes, are accounted for as a reduction of shareholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

Any difference between the cost and the cash received at the time treasury shares are issued, is recorded in retained earnings.

Dividend withholding tax in connection with the Company’s purchase of treasury shares is recorded in retained earnings.

The following transactions took place resulting from employee option and share plans:

	2012	2013
Shares acquired	5,147	3,984
Average market price	EUR 17.86	EUR 22.51
Amount paid	EUR 0 million	EUR 0 million
Shares delivered	4,844,898	8,066,511
Average market price	EUR 24.39	EUR 28.35
Amount received	EUR 118 million	EUR 229 million
Total shares in treasury at year-end	28,712,954	20,650,427
Total cost	EUR 847 million	EUR 618 million

In order to reduce share capital, the following transactions took place:

	2012	2013
Shares acquired	46,865,485	27,807,372
Average market price	EUR 16.41	EUR 22.69
Amount paid	EUR 769 million	EUR 631 million
Reduction of capital stock	82,364,590	37,778,510
Total shares in treasury at year-end	13,828,733	3,857,595
Total cost	EUR 256 million	EUR 100 million

Dividend distribution

A proposal will be submitted to the General Meeting of Shareholders to pay a dividend of EUR 0.80 per common share, in cash or shares at the option of the shareholder from the 2013 net income.

Limitations in the distribution of shareholders’ equity

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity of EUR 1,609 million (2012: EUR 1,480 million). Such limitations relate to common shares of EUR 188 million (2012: EUR 191 million) as well as to legal reserves required by Dutch law included under retained earnings of EUR 1,319 million (2012: EUR 1,161 million), revaluation reserves of EUR 23 million (2012: EUR 54 million), available-for-sale financial assets EUR 55 million (2012: EUR 54 million) and cash flow hedges EUR 24 million (2012: EUR 20 million).

The unrealized losses related to currency translation differences of EUR 569 million (2012: EUR 93 million), although qualifying as a legal reserve, reduce the distributable amount by their nature.

The legal reserve required by Dutch law of EUR 1,319 million included under retained earnings relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

Non-controlling interests

Non-controlling interests represent the claims that third parties have on equity of consolidated group companies that are not wholly-owned by the Company. The Company has no material non-controlling interests. The Net income attributable to non-controlling interests amounted to EUR 3 million in 2013 (2012: EUR 5 million).

In 2013 Philips reduced its non-controlling interest by EUR 19 million due to the sale of one of its Healthcare subsidiaries in China in which a local shareholder held an ownership percentage of 49%.

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

Annual Report 2013      189

11 Group financial statements 11.9 - 11.9

and cash equivalents, (b) deferred tax assets, (c) other (non-)current financial assets, (d) investments in associates, and after deduction of: (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities, (h) current/non-current liabilities, and (i) trading securities.

Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. The net debt position as a percentage of the sum of group equity (shareholders’ equity and non-controlling interests) and net debt is presented to express the financial strength of the Company. This measure is widely used by management and investment analysts and is therefore included in the disclosure. Our net debt position is managed in such a way that we expect to continuously meet our objective to retain our target at A3 rating (Moody’s) and A- rating (Standard and Poor’s). Furthermore, the Group’s objective when managing the net debt position is to fulfill our commitment to a stable dividend policy with a 40% to 50% target pay-out from continuing net income.

Cash flows before financing activities, being the sum of net cash from operating activities and net cash from investing activities, are presented separately to facilitate the reader’s understanding of the Company’s funding requirements.

NOC composition

	2011	2012	2013
Intangible assets	11,012	10,679	9,766
Property, plant and equipment	3,014	2,959	2,780
Remaining assets	9,393	8,921	8,699
Provisions	(2,680)	(2,956)	(2,554)
Other liabilities	(10,357)	(10,287)	(8,453)

Net operating capital	10,382	9,316	10,238

Composition of net debt to group equity

	2011	2012	2013
Long-term debt	3,278	3,725	3,309
Short-term debt	582	809	592

Total debt	3,860	4,534	3,901
Cash and cash equivalents	3,147	3,834	2,465

Net debt (cash)1)	713	700	1,436

Shareholders’ equity	12,328	11,151	11,214
Non-controlling interests	34	34	13

Group equity	12,362	11,185	11,227

Net debt and group equity	13,075	11,885	12,663
Net debt divided by net debt and group equity (in %)	5	6	11
Group equity divided by net debt and group equity (in %)	95	94	89

1)	Total debt less cash and cash equivalents

Composition of cash flows

	2011	2012	2013
Cash flows from operating activities	760	2,082	1,138
Cash flows from investing activities	(1,275)	(925)	(997)

Cash flows before financing activities	(515)	1,157	141

190      Annual Report 2013

11 Group financial statements 11.9 - 11.9

Long-term debt and short-term debt

Long-term debt

	(range of) interest rates	average rate of interest	amount outstanding 2013	due in 1 year	due after 1 year	due after 5 years	average remaining term (in years)	amount outstanding 2012
USD bonds	3.8 - 7.8%	5.6%	2,958	—	2,958	2,059	13.7	3,198
Convertible debentures	0 - 0%	—	—	—	—	—	—	12
Private financing	0 - 0%	—	—	—	—	—	—	2
Bank borrowings	0 - 7.8%	2.0%	466	260	206	203	3.6	469
Other long-term debt	0 - 19.0%	4.4%	48	48	—	—	1.0	52

			3,472	308	3,164	2,262		3,733
Finance leases	0.7 - 15.1%	3.8%	199	54	145	53	6.3	243

		5.0%	3,671	362	3,309	2,315		3,976
Corresponding data of previous year		5.2%	3,976	251	3,725	3,357		3,417

The following amounts of long-term debt as of December 31, 2013, are due in the next five years:

2014	362
2015	42
2016	26
2017	16
2018	910

Total	1,356
Corresponding amount of previous year	619

	effective rate	2012	2013
Unsecured USD Bonds
Due 5/15/25; 7 3/4%	7.429%	75	72
Due 6/01/26; 7 1/5%	6.885%	126	120
Due 8/15/13; 7 1/4%	6.382%	108	—
Due 5/15/25; 7 1/8%	6.794%	78	74
Due 3/11/18; 5 3/4%1)	6.066%	948	907
Due 3/11/38; 6 7/8%1)	7.210%	758	726
Due 3/15/22; 3.750%1)	3.906%	758	726
Due 3/15/42; 5.000%1)	5.273%	379	363
Adjustments2)		(32)	(30)

		3,198	2,958

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

2)	Adjustments relate to issued bond discounts, transaction costs and fair value adjustments for interest rate derivatives

Secured liabilities

In 2013, none of the long-term and short-term debt was secured by collateral (2012: EUR nil million).

Short-term debt

	2012	2013
Short-term bank borrowings	533	207
Other short-term loans	25	23
Current portion of long-term debt	251	362

	809	592

During 2013, the weighted average interest rate on the bank borrowings was 6.4% (2012: 7.8%).

In the Netherlands, the Company issued personnel debentures with a 5- year right of conversion into common shares of Koninklijke Philips NV. Convertible personnel debentures may not be converted within a period of 3 years after the date of issue. These convertible personnel debentures were available to most employees in the Netherlands and were purchased by them with their own funds and were redeemable on demand. The convertible personnel debentures become non-convertible debentures at the end of the conversion period.

Although convertible debentures have the character of long-term financing, the total outstanding amounts have been classified as current portion of long-term debt. At December 31, 2013 the conversion period ended, so none were outstanding (2012: EUR 12 million). The conversion price varied between EUR 14.2 and EUR 24.6 with various conversion periods ending between January 1, 2013 and December 31, 2013. As of January 1, 2009, Philips no longer issues these debentures.

Furthermore, Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1.8 billion revolving credit facility that can be used for general corporate purposes and as a backstop of its commercial paper program. In January 2013, the EUR 1.8 billion facility was extended by 2 years until February 18, 2018. As of December 31, 2013 Philips did not have any loans outstanding under either facility.

Annual Report 2013      191

11 Group financial statements 11.9 - 11.9

Provisions

	2012		2013
	long- term	short- term	long- term	short- term
Provisions for defined-benefit plans (see note 30)	808	52	754	51
Other postretirement benefits (see note 30)	233	17	200	14
Postemployment benefits and obligatory severance payments	56	26	41	25
Product warranty	90	229	59	207
Environmental provisions	330	45	249	62
Restructuring-related provisions	108	277	75	128
Onerous contract provisions	67	61	40	53
Other provisions	427	130	485	111

	2,119	837	1,903	651

Post-employment benefits and obligatory severance payments

The provision for post-employment benefits covers benefits provided to former or inactive employees after employment but before retirement, including salary continuation, supplemental unemployment benefits and disability-related benefits.

	2011	2012	2013
Balance as of January 1	116	104	82
Changes:
Additions	29	12	15
Utilizations	(41)	(37)	(29)
Translation differences	—	1	(1)
Changes in consolidation	—	2	(1)

Balance as of December 31	104	82	66

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

Product warranty

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The Company expects the provision will be utilized mainly within the next year. The changes in the provision for product warranty are as follows:

	2011	2012	2013
Balance as of January 1	404	378	319
Changes:
Additions	444	370	350
Utilizations	(470)	(427)	(363)
Transfer to assets classified as held for sale	—	—	(24)
Translation differences	1	(4)	(16)
Changes in consolidation	(1)	2	—

Balance as of December 31	378	319	266

Environmental provisions

The environmental provisions include accrued losses recorded with respect to environmental remediation. Approximately half of this provision is expected to be utilized within the next five years. The remaining portion relates to longer-term remediation activities.

The changes in this provision are as follows:

	2011	2012	2013
Balance as of January 1	250	305	375
Changes:
Additions	48	48	30
Utilizations	(15)	(22)	(21)
Releases	(15)	(1)	(16)
Changes in discount rate	25	18	(40)
Accretion	6	6	6
Translation differences	6	(4)	(8)
Purchase price allocation adjustment	—	—	(15)
Changes in consolidation	—	25	—

Balance as of December 31	305	375	311

The decrease of provision due to changes in discount rate in 2013 relates to an overall increase of the market rates used in discounting.

For more details on the main assumptions underlying environmental provisions reference is made to note 26, Contingent assets and liabilities.

Restructuring-related provisions

The most significant projects in 2013

In 2013, the most significant restructuring projects related to Lighting and were driven by the industrial footprint rationalization.

•

In Healthcare, the largest projects were undertaken in Customer Services, Home Healthcare Solutions and Imaging Systems in the United States, Italy and the Netherlands to reduce the operating costs and simplify the organization.

•	Consumer Lifestyle restructuring charges were mainly related to Personal Care (primarily in the Netherlands and Austria) and Coffee (mainly Italy).

•	Restructuring projects at Lighting centered on Luminaires businesses and Light Sources & Electronics, the largest of which took place in the United States, France and Belgium.

•	Innovation, Group & Services restructuring projects mainly focused on the Financial Operations Service Unit, primarily in Italy, France and the United States.

The Company expects the provision will be utilized mainly within the next year. The movements in the provisions and liabilities for restructuring in 2013 are presented by sector as follows:

	Dec. 31, 2012	addi- tions	utilized	released	other changes1)	Dec. 31, 2013
Healthcare	77	14	(50)	(23)	(1)	17
Consumer Lifestyle	48	11	(27)	(10)	(1)	21
Lighting	198	64	(110)	(19)	(3)	130
IG&S	62	16	(30)	(15)	2	35

	385	105	(217)	(67)	(3)	203

1)	Other changes primarily relate to translation differences and transfers between sectors

The most significant projects in 2012

In 2012, the most significant restructuring projects related to Lighting and Healthcare and were driven by our change program Accelerate!.

192      Annual Report 2013

11 Group financial statements 11.9 - 11.9

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

1)	Other changes primarily relate to translation differences and transfers between sectors

Onerous contract provisions

The onerous contract provisions include provisions for the loss recognized upon signing the agreement with TPV Technology Limited for the Television business of EUR 7 million (2012: EUR 24 million), provisions for unfavorable supply contracts as part of divestment transactions of EUR 38 million (2012: EUR 60 million), onerous (sub)lease contracts of EUR 38 million (2012: EUR 35 million) and expected losses on existing projects/ orders of EUR 10 million (2012: EUR 9 million).

The Company expects the provision will be utilized mostly within the next three years. The changes in the provision for onerous contract are as follows:

	2011	2012	2013
Balance as of January 1	—	248	128
Changes:
Additions	270	142	34
Utilizations	(22)	(277)	(64)
Releases	—	(6)	(4)
Reclassification	—	21	(1)

Balance as of December 31	248	128	93

Other provisions

The main elements of other provisions are: provision for employee jubilee funds totaling EUR 76 million (2012: EUR 76 million), self-insurance liabilities of EUR 56 million (2012: EUR 61 million), liabilities related to business combinations totaling EUR 9 million (2012: EUR 36 million), provisions for rights of return of EUR 45 million (2012: EUR 45 million), provisions in respect of outstanding litigation totaling EUR 236 million (2012: EUR 238 million), provision for possible taxes/social security of EUR 65 million (2012: EUR 28 million) and provision for decommissioning costs of EUR 33 million (2012: EUR nil million).

In 2013, EUR 20 million of releases related to provision for business combinations.

The reclassification in 2013 includes mainly liabilities related to decommissioning costs reclassified to provisions from other (non)current liabilities and possible taxes transferred to provisions from other non- current financial assets. The reclassification in 2012 includes mainly liabilities for rights of return which were recognized in previous years in accrued liabilities.

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

Less than a half of provision for employee jubilee funds and provision for possible taxes/social security is expected to be utilized within next five years. Provision for self-insurance liabilities and provision for decommissioning costs are expected to be used mainly within the next five years. All other provisions are expected to be utilized within the next three years, except for provision for rights of return, which the Company expects to use within the next year.

	2011	2012	2013
Balance as of January 1	310	389	557
Changes:
Additions	201	396	190
Utilizations	(138)	(260)	(148)
Releases	(9)	(27)	(55)
Reclassification	—	67	84
Liabilities directly associated with assets held for sale	(6)	—	(3)
Translation differences	(4)	(9)	(29)
Changes in consolidation	35	1	—

Balance as of December 31	389	557	596

Annual Report 2013      193

11 Group financial statements 11.9 - 11.9

Other non-current liabilities

Other non-current liabilities are summarized as follows:

	2012	2013
Accrued pension costs	1,166	813
Income tax payable	—	1
Decommissioning cost	23	—
Deferred income	194	214
Other tax liability	488	443
Other liabilities	134	97

	2,005	1,568

The decrease in the accrued pension costs is mainly attributable to the US defined benefit plan. See also note 30, Post-employment benefits.

In 2013, liabilities related to decommissioning cost were reclassified from (non)current liabilities to other provisions.

For further details on tax related liabilities refer to note 5, Income taxes.

Accrued liabilities

Accrued liabilities are summarized as follows:

	2012	2013
Personnel-related costs:
- Salaries and wages	590	560
- Accrued holiday entitlements	192	184
- Other personnel-related costs	148	130
Fixed-asset-related costs:
- Gas, water, electricity, rent and other	69	61
Distribution costs	114	104
Sales-related costs:
- Commission payable	52	24
- Advertising and marketing-related costs	149	159
- Other sales-related costs	118	98
Material-related costs	186	175
Interest-related accruals	75	57
Deferred income	824	812
Other accrued liabilities	654	466

	3,171	2,830

Other current liabilities

Other current liabilities are summarized as follows:

	2012	2013
Advances received from customers on orders not covered by work in process	308	240
Other taxes including social security premiums	176	193
Other liabilities	1,071	649

	1,555	1,082

Other liabilities include EUR 530 million (2012: EUR 442 million) accrued customer rebates that cannot be offset with accounts receivables for those customers.

On December 5, 2012 the Company announced that it received a fine of EUR 313 million from the European Commission following an investigation into alleged violation of competition rules in the Cathode-Ray Tubes (CRT) industry. In addition, the European Commission has ordered Philips and LG Electronics to be jointly and severally liable to pay a fine of EUR 392 million for an alleged violation of competition rules by LG. Philips Displays (LPD), a 50/50 joint venture between the Company and LG Electronics. In 2006, LPD went bankrupt. The aggregate of the amount of EUR 313 million and EUR 196 million (being 50% of the fine related to LPD) has been recorded under Other liabilities in December 2012 and paid in Q1 2013.

Contractual obligations

Contractual cash obligations at December 31, 20131)

	payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt2)	3,472	308	2	900	2,262
Finance lease obligations	241	61	78	34	68
Short-term debt	230	230	—	—	—
Operating leases	1,017	237	316	182	282
Derivative liabilities	337	112	93	92	40
Interest on debt3)	2,421	185	346	315	1,575
Purchase obligations4)	184	81	76	26	1
Trade and other payables	2,462	2,462	—	—	—

	10,364	3,676	911	1,549	4,228

1)	Data in this table is undiscounted
2)	Long-term debt includes short-term portion of long-term debt and excludes finance lease obligations
3)

Approximately 20% of the debt bears interest at a floating rate. Majority of the interest payments on variable interest rate loans in the table above reflect market forward interest rates at the period end and these amounts may change as market interest rate changes

4)

Philips has commitments related to the ordinary course of business which in general relate to contracts and purchase order commitments for less than 12 months. In the table, only the commitments for multiple years are presented, including their short-term portion

The long-term operating lease commitments are mainly related to the rental of buildings. A number of these leases originate from sale-and- leaseback arrangements. Operating lease payments under sale-and- leaseback arrangements for 2013 totaled EUR 42 million (2012: EUR 35 million).

The remaining minimum payments from operating leases originating from sale-and-leaseback arrangements are as follows:

2014	42
2015	37
2016	36
2017	35
2018	34
Thereafter	171

194      Annual Report 2013

11 Group financial statements 11.9 - 11.9

Finance lease liabilities

	2012			2013
	future mini- mum lease pay- ments	interest	present value of mini- mum lease pay- ments	future mini- mum lease pay- ments	interest	present value of mini- mum lease pay- ments
Less than one year	73	7	65	61	7	54
Between one and five years	137	25	113	112	20	92
More than five years	88	23	65	68	15	53

	298	55	243	241	42	199

Philips entered into contracts with several venture capitalists where it committed itself to make, under certain conditions, capital contributions to investment funds to an aggregated amount of EUR 40 million (2012: EUR 48 million) until June 30, 2021. As at December 31, 2013 capital contributions already made to these investment funds are recorded as available-for-sale financial assets within Other non-current financial assets.

Based on its 30% share in the TP Vision venture, Philips had various commitments to provide further funding to the TP Vision venture at December 31, 2013 (see note 32, Related-party transactions).

On 20 January 2014, Philips has signed a term sheet to transfer its remaining 30% stake in the TP Vision venture, which will also impact the above commitments (see note 36, Subsequent events).

See also note 7, Discontinued operations and other assets classified as held for sale for further details on the Television business divestment.

Contingent assets and liabilities

Contingent assets

In 1996, CIEM (Labor Union of Manaus) representing, among other companies Philips Brazil, filed a fiscal claim against Manaus Free Trade Zone Superintendence (SUFRAMA), in order to obtain a judicial declaration of the illegality and unconstitutionality of the Public Price tax, charged by SUFRAMA. The Lower Court ruled favorable for Philips.

In September 2007, Philips requested the Settlement of Declaratory Judgment, in order to refund the amounts unduly paid to SUFRAMA during 1992 to 1999. In August 2011, a ruling was issued to approve Philips credit for the amount of EUR 36 million (BRL 118 million). The estimated amount as of year-end 2013 is EUR 40 million (BRL 130 million), the increase explained by interest.

In December 2008, SUFRAMA filed the appeal against the decision issued in the records of the Settlement of Declaratory Judgment. The Regional Court unanimously upheld the Lower Court decision to reject SUFRAMA’s appeal. SUFRAMA filed two appeals against the Regional Court decision. One to the Superior Court of Justice (STJ) and the other to Supreme Court. Both appeals were denied. SUFRAMA filed a Bill of Review against the decision that denied both appeals. The appeal was admitted in STJ. The judgment is pending since October 2013. Final decision is expected in two years.

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. At the end of 2013, the total fair value of guarantees recognized by Philips in other non- current liabilities amounted to less than EUR 1 million. The following table outlines the total outstanding off-balance sheet credit-related guarantees and business-related guarantees provided by Philips for the benefit of unconsolidated companies and third parties as at December 31, 2013.

Expiration per period

in millions of euros

	business- related guarantees	credit- related guarantees	total
2013
Total amounts committed	292	41	333
Less than one year	107	19	126
Between one and five years	117	7	124
After five years	68	15	83

2012
Total amounts committed	295	27	322
Less than one year	113	11	124
Between one and five years	114	—	114
After five years	68	16	84

Environmental remediation

The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and/or its subsidiaries may be required to remediate the effects of certain chemicals on the environment. The Company accrues for losses associated with environmental obligations when such losses are probable and reliably estimable. Such amounts are recognized on a discounted basis since they reflect the present value of estimated future cash flows.

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

In respect of antitrust laws, the Company and certain of its (former) group companies are involved in investigations by competition law authorities in several jurisdictions and are engaged in litigation in this respect. Philips is one of the companies that were inspected by officials of the European Commission in December 2013. The European Commission is looking into potential restrictions on online sales of consumer electronic products and small domestic appliances. Philips is fully cooperating with the European Commission.

Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Provided below are disclosures of the more significant cases:

Cathode-Ray Tubes (CRT)

On November 21, 2007, the Company announced that competition law authorities in several jurisdictions had commenced investigations into possible anticompetitive activities in the Cathode-Ray Tubes, or CRT industry. On December 5, 2012, the European Commission issued a decision imposing fines on (former) CRT manufacturers including the Company. The European Commission imposed a fine of EUR 313 million on the Company and a fine of EUR 392 million jointly and severally on the Company and LG Electronics, Inc. In total a payable of EUR 509 million was recognized and the fine was paid in the first quarter of 2013. The Company has appealed the decision of the European Commission. The

Annual Report 2013      195

11 Group financial statements 11.9 - 11.9

authorities in Brazil and Hungary are continuing to pursue the matter against Philips and other defendants. Philips will respond to these allegations in 2014.

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

In 2012 a settlement agreement was approved between the Company and counsel for direct purchaser plaintiffs fully resolving all claims of the direct purchaser class and obtaining a complete release by class members. Sixteen individual plaintiffs, principally large retailers of CRT products who sought exclusion from the direct purchaser class settlement, filed separate “opt-out” actions against Philips and other defendants based on the same substantive allegations as the putative class plaintiff complaints. These cases are consolidated for pre-trial purposes with the putative class actions in the Northern District of California and discovery is being coordinated. Philips’ motions to dismiss the complaints of the individual plaintiffs have been denied. Trials on the individual claims have not yet been scheduled.

On September 24, 2013 a class of indirect purchasers was certified pursuant to F.R.C.P. 23. Discovery is proceeding in the indirect purchaser action and a trial on these claims is currently scheduled for 2015. Philips intends to continue to vigorously defend these indirect purchaser and individual lawsuits.

In addition, the state attorneys general of California, Florida, Illinois, Oregon and Washington filed actions against Philips and other defendants seeking to recover damages on behalf of the states and, in parens patriae capacity, their consumers. In 2012 the Florida complaint was withdrawn. In 2013 a settlement agreement with the state attorney general of California has been approved. The actions brought by the state attorneys general of Illinois, Oregon and Washington are pending in the respective state courts of the plaintiffs. The Courts have not set trial dates and there is no timetable for the resolution of these cases. Philips intends to continue to vigorously defend these remaining lawsuits.

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

In addition to the above cases, in 2006 Italian investor Mr. Carlo Vichi filed a claim against Philips for the repayment of a 2002 EUR 200 million loan (plus interest and damages) that was given to an affiliate of the CRT joint venture LG.Philips Displays (“LPD”) that went bankrupt in January of 2006. One of the issues in the case was whether LPD’s alleged participation in the CRT cartel as determined by the European Commission was a matter that should have been disclosed to Mr. Vichi. The trial in the case took place in December 2012 and after a period of post-trial briefing, the Delaware Chancery Court ruled in favor of Philips on February 18, 2014. The decision is subject to appeal to the Delaware Supreme Court.

Optical Disc Drive (ODD)

On October 27, 2009, the Antitrust Division of the United States Department of Justice confirmed that it had initiated an investigation into possible anticompetitive practices in the Optical Disc Drive (ODD) industry. Philips Lite-On Digital Solutions Corp. (PLDS), a joint venture owned by the Company and Lite-On IT Corporation, as an ODD market participant, is included in this investigation. PLDS and the Company have been accepted under the Corporate Leniency program of the US Department of Justice and have continued to cooperate with the authorities in these investigations. On this basis, the Company expects to be immune from governmental fines.

In July 2012, the European Commission issued a Statement of Objections addressed to (former) ODD suppliers including the Company. The European Commission granted the Company immunity from fines, conditional upon the Company’s continued cooperation. The Company responded to the Statement of Objections both in writing and at an oral hearing. PLDS is also subject to similar investigations outside the US and Europe relating to the ODD market. Where relevant, the Company is cooperating with the authorities.

Subsequent to the public announcement of these investigations in 2009, the Company, PLDS and Philips & Lite-On Digital Solutions USA, Inc. (PLDS USA), among other industry participants, were named as defendants in numerous class action antitrust complaints filed in various federal district courts in the United States. These actions allege anticompetitive conduct by manufacturers of ODDs and seek treble damages on behalf of direct and indirect purchasers of ODDs and products incorporating ODDs. These complaints assert claims under federal antitrust law, as well as various state antitrust and unfair competition laws and may involve joint and several liability among the named defendants. These actions have been consolidated for pre-trial proceedings in the United States District Court for the Northern District of California.

Consolidated Amended Complaints were filed by direct and indirect purchasers. The defendants’ motions to dismiss these Complaints were denied and Philips has filed Answers to the Complaints. Discovery is proceeding. Plaintiffs filed motions seeking to certify the putative classes of direct and indirect purchasers under F.R.C.P. Rule 23 in May 2013, and Defendants have filed responses opposing class certification. Plaintiffs are scheduled to file reply briefs in February 2014, and oral argument will be scheduled after briefing is complete. In addition, five individual entities have filed separate actions against the Company, PLDS, PLDS USA and other defendants. The allegations contained in these individual complaints are substantially identical to the allegations in the direct purchaser class complaints. The Company is in the process of submitting answers to these various individual complaints. All of these matters have been consolidated into the action in the Northern District of California for pre-trial purposes and discovery is being coordinated. The Company intends to vigorously defend all of the civil actions in the US courts.

Also, in June 2013, the State of Florida filed a separate complaint in the Northern District of California against the Company, PLDS, PLDS USA and other defendants containing largely the same allegations as the class and individual complaints. Florida seeks to recover damages sustained in its capacity as a buyer of ODDs and, in its parens patriae capacity, on behalf of its citizens. This case has been joined with the ODD class action cases in the Northern District of California for pre-trial purposes. The Company intends to seek dismissal of the Florida complaint. The Company and certain Philips group companies have also been named as defendants, in proposed class proceedings in Ontario, Quebec, British Columbia, and Manitoba, Canada along with numerous other participants in the industry. These complaints assert claims against various ODD manufacturers under federal competition laws as well as tort laws and may involve joint and several liability among the named defendants. Philips intends to vigorously defend these lawsuits.

Due to the considerable uncertainty associated with these matters, on the basis of current knowledge, the Company has concluded that potential losses cannot be reliably estimated with respect to these matters. These investigations and litigation could have a materially adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Smart card chips

Philips is part of an investigation by the European Commission into alleged anti-competitive conduct in the period September 2003 to September 2004 relating to the former Philips smart card chips business. This business was part of Philips’ former Product Division Semiconductors, which was divested in 2006. The European Commission issued its Statement of Objections on April 22, 2013. The Company responded to the Statement of Objections both in writing and at a hearing. Based on our current knowledge, the Company does not believe that this investigation will have a materially adverse effect on the Company’s consolidated financial position.

196      Annual Report 2013

11 Group financial statements 11.9 - 11.9

Cash from (used for) derivatives and current financial assets

A total of EUR 93 million cash was paid with respect to foreign exchange derivative contracts related to financing activities (2012: EUR 47 million outflow; 2011: EUR 25 million inflow).

A total of EUR 8 million was paid with respect to current financial assets (2012: EUR 1 million inflow; 2011: EUR 1 million inflow).

Purchase and proceeds from non-current financial assets

In 2013, there were no significant cash flows resulting from investing activities.

In 2012, the cash outflow was mainly due to loans provided to TPV Technology Limited and TP Vision venture in connection with the divestment of the Television business (EUR 151 million in aggregate).

In 2011, the sale of Philips’ interest in TCL Corporation (TCL) and Digimarc generated cash totaling EUR 79 million.

Assets in lieu of cash from sale of businesses

In 2013, there were no transactions related to the sale of businesses that involved assets in lieu of cash.

In 2012, Philips received certain financial instruments in exchange for the transfer of its television business. At the date of this transaction the fair value of these financial instruments involved an amount of EUR 17 million.

In 2011, the Company entered into four transactions with different venture capital partners where certain incubator activities were transferred in exchange for shares in separately established investment entities. The investment entities represented a value of EUR 18 million at the date that these transactions were closed.

Post-employment benefits

Employee post-employment plans have been established in many countries in accordance with the legal requirements, customs and the local practice in the countries involved.

The Company sponsors a number of defined-benefit pension plans. The benefits provided by these plans are based on employees’ years of service and compensation levels. The Company also sponsors a limited number of defined-benefit retiree medical plans. The benefits provided by these plans are typically covering a part of the healthcare insurance costs after retirement. Most employees that take part in a Company pension plan however are covered by defined-contribution (DC) pension plans.

The largest defined-benefit pension plans are in;

•	The Netherlands,

•	The United Kingdom (UK) and

•	The United States (US).

Together these plans account for more than 90% of the total defined- benefit obligation and plan assets.

The Netherlands

The pension plan in the Netherlands is of a defined-benefit nature. The annual accrual rate in this career average pay plan that covers all employees covered under the Collective Labour Agreement is 1.85% of the pension salary. Executives are in a ‘hybrid plan’ with an accrual rate of 1.25% per service year next to a DC contribution, the level of which depends on the executive grade. Both plans are executed by the Company Pension Fund.

Indexation of benefits is conditional and depends among others on the statutory and regulatory funding ratio of the Fund. The Company is required to fund the annual service cost plus surcharges for solvency requirements, costs and a contribution for indexation. The Company is required to pay additional surcharges in case the funded status of the Company Pension Fund drops below an agreed level. The Company is entitled to discounts and refunds if the funded status of the Company Pension Fund exceeds an agreed surplus level.

Following the new Collective Labour Agreement with the respective trade unions in 2013 a new funding agreement has been agreed with the Trustees of the Company Pension Fund. Under the new funding agreement, which becomes effective January 1, 2014, the Company has no further financial obligation to the Pension Fund other than to pay an agreed fixed contribution for the annual accrual of active members. Although the new funding agreement will de-risk the plan, the annual premium can be subject to variability after five years due to potential discounts and as a result, the plan continues to be accounted for as a defined benefit plan. The other changes in the plan are a new pensionable age of 67 (was 65) and the introduction of an employee contribution. These changes had practically no impact on the existing defined benefit obligation. For further details we refer to note 36, Subsequent events.

United Kingdom

The UK plan is executed by a Company Pension Fund. In the UK plan the accrual of new benefits ceased in 2011. A legally mandatory indexation for accrued benefits still applies. The Company does not pay regular contributions, other than an agreed portion of the administration costs.

The UK plan assets until September 2013 contained a high concentration of NXP shares. The NXP shares were transferred to the Fund by the Company in 2010 as part of a recovery plan and have by now all been sold by the UK Fund. In 2013 the Trustee of the UK Fund entered into a bulk insurance contract - a buy-in - which provides for payment in respect of a part of the Fund’s pensioners. The asset value related to this buy-in included in the UK plan assets equals the defined-benefit obligation of the related pensioners and is EUR 508 million per December 31, 2013.

United States

The US defined-benefit plan covers certain hourly workers and salaried workers hired before January 1, 2005.

The accrual for salaried workers in the US plan will end per December 31, 2015. The announcement in 2013 of this delayed freeze in the US plan triggered a past service cost gain of EUR 78 million. In the same US plan in 2013 a large group of terminated vested employees accepted a lump-sum offering thus lowering the plan assets and liabilities. The related settlement result was a loss of EUR 31 million.

Indexation of benefits is not mandatory. The Company pays contributions for the annual service costs as well as additional contributions to cover a deficit. The assets of the US plan are in a Trust governed by Trustees.

Risks related to defined-benefit plans

These defined-benefit plans expose the Company to various demographic and economic risks such as longevity risk, investment risks, currency and interest rate risk and in some cases inflation risk. The latter plays a role in the assumed wage increase and in the UK plan where indexation is mandatory. Pension fund Trustees are responsible for and have full discretion over the investment strategy of the plan assets. In general Trustees manage pension fund risks by diversifying the investments of plan assets and by (partially) matching interest rate risk of liabilities.

The Company has an active derisking strategy in which it constantly looks for opportunities to reduce the risks associated with its defined benefit plans. Liability driven investment strategies, lump sum cash-out options, buy-ins, buy-outs and the above mentioned change in the funding of the Dutch plan are examples of that strategy. The larger plans are either governed by independent Boards or by Trustees who have a legal obligation to evenly balance the interests of all stakeholders and operate under the local regulatory framework.

Balance sheet positions

The net balance sheet position presented in this note can be explained as follows:

•

The surpluses in our plans in The Netherlands, UK as well some other countries are not recognized as a net defined benefit asset because in The Netherlands the current surplus will not bring sufficient future economic benefits to the Company (asset ceiling restrictions) whereas the regulatory framework in the other countries involved explicitly prohibits refunds to the employer.

•	The deficit of the US defined-benefit plan presented under other liabilities and the provisions of the unfunded plans therefore count for the largest part of the net balance sheet position.

The measurement date for all defined-benefit plans is December 31.

Annual Report 2013      197

11 Group financial statements 11.9 - 11.9

Summary of pre-tax costs for post-employment benefits

The below table contains the total of current- and past service costs, admin costs and settlement results as included in operating cost and the interest cost as included in financial income and expense.

	2011	2012	2013
Defined-benefit plans	253	290	297
included in operating cost	155	205	223
included in financial expense	93	85	71
included in discontinued operations	5	—	3
Defined-contribution plans including multi-employer plans	123	144	142
included in operating cost	117	139	139
included in discontinued operations	6	5	3

Defined-benefit plans: Pensions

Movements in the net liabilities and - assets for defined benefit pension plans:

			2012			2013
	Netherlands	other	total	Netherlands	other	total
Defined-benefit obligation at the beginning of year	13,294	8,920	22,214	14,433	9,021	23,454
Service cost	170	81	251	183	77	260
Interest cost	502	388	890	467	351	818
Employee contributions	—	4	4	—	4	4
Actuarial (gains) / losses
– demographic assumptions	133	64	197	205	17	222
– financial assumptions	1,151	358	1,509	(214)	(385)	(599)
– experience adjustment	(76)	8	(68)	(75)	(32)	(107)
(Negative) past service cost	(25)	(6)	(31)	(1)	(80)	(81)
Divestments	—	(13)	(13)	—	(3)	(3)
Settlements	—	(294)	(294)	—	(279)	(279)
Benefits paid	(716)	(465)	(1,181)	(704)	(462)	(1,166)
Exchange rate differences	—	(36)	(36)	—	(318)	(318)
Miscellaneous	—	12	12	—	—	—

Defined-benefit obligation at end of year	14,433	9,021	23,454	14,294	7,911	22,205
Present value of funded obligations at end of year	14,426	8,168	22,594	14,288	7,112	21,400
Present value of unfunded obligations at end of year	7	853	860	6	799	805

	2012					2013
	Netherlands	other	total	Netherlands	other	total
Fair value of plan assets at beginning of year	13,946	7,303	21,249	15,203	7,588	22,791
Interest income on plan assets	531	337	868	496	317	813
Admin expenses paid	(4)	(5)	(9)	(9)	(5)	(14)
Return on plan assets excluding interest income	1,237	460	1,697	(426)	(338)	(764)
Employee contributions	—	4	4	—	4	4
Employer contributions	209	216	425	283	187	470
Divestments	—	(1)	(1)	—	(1)	(1)
Settlements	—	(294)	(294)	—	(311)	(311)
Benefits paid	(716)	(407)	(1,123)	(704)	(407)	(1,111)
Exchange rate differences	—	(25)	(25)	—	(306)	(306)

Fair value of plan assets at end of year	15,203	7,588	22,791	14,843	6,728	21,571

Funded status	770	(1,433)	(663)	549	(1,183)	(634)
Unrecognized net assets	(777)	(586)	(1,363)	(555)	(428)	(983)

Net balance sheet position	(7)	(2,019)	(2,026)	(6)	(1,611)	(1,617)

198      Annual Report 2013

11 Group financial statements 11.9 - 11.9

The classification of the net balance is as follows:

	2012					2013
	Netherlands	other	total	Netherlands	other	total
Prepaid pension costs under other non-current assets	—	7	7	—	5	5
Accrued pension costs under other liabilities	—	(1,173)	(1,173)	—	(817)	(817)
Provision for pensions under provisions	(7)	(853)	(860)	(6)	(799)	(805)

	(7)	(2,019)	(2,026)	(6)	(1,611)	(1,617)

Changes in the effect of the asset ceiling

	2012					2013
	Netherlands	other	total	Netherlands	other	total
Unrecognized assets at the beginning of year	660	399	1,059	777	586	1,363
Interest on unrecognized assets	26	25	51	25	31	56
Remeasurements	91	173	264	(247)	(155)	(402)
Exchange rate differences	—	(11)	(11)	—	(34)	(34)

Unrecognized assets at the end of year	777	586	1,363	555	428	983

Plan assets allocation

The asset allocation in the Company’s pension plans at December 31 was as follows:

		2012		2013
	Netherlands	other	Netherlands	other
Matching portfolio:
- Debt securities	11,734	6,106	11,238	4,282
Return portfolio:
- Equity securities	2,366	1,083	2,524	910
- Real estate	683	19	790	9
- Other	420	380	291	1,527

	15,203	7,588	14,843	6,728

The assets in 2013 contain 14% (2012: 11%) unquoted assets, the increase compared to 2012 mainly related to the buy-in value in the UK plan. Plan assets in 2013 do not include property occupied by or financial instruments issued by the Company

Assumptions

The mortality tables used for the Company’s major schemes are:

•	Netherlands: Prognosis table 2012-2062 including experience rating TW2012.

•	United Kingdom retirees: SAPS 2002- Core CMI 2011 projection

•	United States: RP2000 CH Fully Generational

The weighted averages of the assumptions used to calculate the defined- benefit obligations as of December 31 were as follows:

		2012		2013
	Netherlands	other	Netherlands	other
Discount rate	3.3%	4.1%	3.4%	4.5%
Rate of compensation increase	*	3.3%	*	3.2%

*	The rate of compensation increase for the Netherlands consists of a general compensation increase and an individual salary increase based on merit, seniority and promotion. In 2013 the Company determined new turnover- and disability rates and individual salary rates for all active participants based on the period 2010-2012. The individual increase at the average age of 45 is 1.75% (2012 0.75% for CLA A). The indexation assumption used to calculate the defined benefit obligations for the Netherlands is 1.0% (2012: 1.0%).

The (average) duration of the DBO of the pension plans is 15 years for the Netherlands (2012: 14 years) and 11 years for other countries (2012: 11 years).

Defined-benefit plans: retiree medical plans

Movements in the net liability for retiree medical plans:

	2012	2013
Defined-benefit obligation at the beginning of year	269	250
Service cost	1	1
Interest cost	12	10
Actuarial (gains) or losses arising from:
– financial assumptions	1	(17)
Past service cost	(25)	—
Benefits paid	(17)	(15)
Exchange rate differences	(6)	(16)
Miscellaneous	15	—

Defined-benefit obligation at end of year	250	213

Present value of funded obligations at end of year	—	—
Present value of unfunded obligations at end of year	250	213

Funded status	(250)	(213)

Net balances	(250)	(213)

Classification of the net balance is as follows:
Provision for other postretirement benefits	(250)	(213)

Annual Report 2013      199

11 Group financial statements 11.9 - 11.9

The weighted average assumptions used to calculate the defined benefit obligations for retiree medical plans as of December 31 were as follows:

	2012	2013
Discount rate	4.5%	4.8%
Compensation increase (where applicable)	—	—

Assumed healthcare cost trend rates at December 31:

	2012	2013
Healthcare cost trend rate assumed for next year	7.5%	7.5%
Rate that the cost trend rate will gradually reach	5.2%	5.2%
Year of reaching the rate at which it is assumed to remain	2019	2019

The average duration of the DBO of the retiree medical plans is 9 years (2012: 8 years).

Investment policy in our largest pension plans

It must be acknowledged that trustees of the Philips pension plans are responsible for and have full discretion over the investment strategy of the plan assets.

The objective of the liability hedging portfolio of the Philips pension plan in the Netherlands is to match part of the interest rate sensitivity of the plan’s inflation-linked pension liabilities (based on a 2% inflation assumption). The liability hedging portfolio is mainly invested in euro- denominated government bonds, investment grade debt securities and long-duration interest rate swaps. The size of the liability hedging portfolio is targeted to be at least 64% of the fair value of the plan’s inflation-linked pension liabilities. The objective of the return portfolio is to maximize investment returns within well-specified risk constraints.

The Philips pension plan in the United Kingdom operates a fixed income portfolio that aims to fully hedge the interest rate and inflation rate sensitivities of the fair value of the plan’s pension liabilities. Part of the portfolio is invested in a buy-in policy, in which an insurance company guarantees all future benefit payments to the plan, thereby matching the investment and longevity risks of the pension liabilities covered in the buy-in policy.

The plan assets of the Philips pension plan in the United States are invested in a well diversified portfolio. The interest rate sensitivity of the fixed income portfolio is closely aligned to that of the plan’s pension liabilities. Any contributions from the sponsoring company are used to further increase the fixed income part of the assets. As part of the investment strategy, any additional investment returns of the return portfolio are used to further decrease the interest rate mismatch between the plan assets and the pension liabilities.

Cash flows and costs in 2014

Philips expects considerable cash outflows in relation to employee benefits which are estimated to amount to EUR 626 million in 2014, consisting of EUR 417 million employer contributions to defined benefit pension plans, EUR 140 million employer contributions to defined contribution pension plans, EUR 52 million expected cash outflows in relation to unfunded pension plans and EUR 17 million in relation to unfunded retiree medical plans. The employer contributions to defined benefit pension plans are expected to amount to EUR 223 million for the Netherlands and EUR 194 million for other countries. The Company continues to fund a part of the existing deficit in the US pension plan in 2014, which amount is included in the amounts aforementioned. For the funding of the deficit in the US plan the Group adheres to the minimum funding requirements of the US Pension Protection Act. The UK plan is currently in a surplus on a regulatory basis and does not require any funding in 2014 other than the agreed administration cost.

The funding of the pension fund in the Netherlands for 2014 consists of a fixed percentage of payroll which applies for a period of 5 years. The additional contribution to the pension fund for the Netherlands is not included in the above figures. For further details we refer to note 36, Subsequent events. It is noted that the (majority of the) contribution will need to be written off through Other comprehensive income due to the asset ceiling restrictions in the pension plan in the Netherlands.

The service and administration cost for 2014 is expected to amount to EUR 256 million, consisting of EUR 255 million for defined-benefit pension plans and EUR 1 million for defined-benefit retiree medical plans. The net interest expense for 2014 is expected to amount to EUR 54 million, consisting of EUR 43 million for defined-benefit pension plans and EUR 11 million for defined-benefit retiree medical plans. The cost for defined- contribution pension plans in 2014 is expected to amount to EUR 140 million.

Sensitivity analysis

The table below illustrates the approximate impact on the defined-benefit obligation if the Company were to change key assumptions. The DBO was recalculated using a change in the assumptions of 1% which overall is considered a reasonably possible change. The impact on the DBO because of changes in discount rate is normally accompanied by offsetting movements in plan assets, especially when using matching strategies.

	Defined benefit obligation
			2013
	Pension Netherlands	Pension other	Retiree medical
Increase
Discount rate (1% movement)	(1,708)	(822)	(12)
Wage increase (1% movement)	165	28	—
Inflation (1% movement)	979	461	—
Longevity (see explanation)	355	232	7
Medical benefit level (1% price increase)	—	—	12
Decrease
Discount rate (1% movement)	2,158	962	16
Wage increase (1% movement)	(147)	(26)	—
Inflation (1% movement)	(876)	(418)	—

Longevity also impacts post-employment benefit liabilities. The above sensitivity table illustrates the impact on the defined-benefit obligation of a further 10% decrease in the assumed rates of mortality for the Company’s major schemes. A 10% decrease in assumed mortality rates equals improvement of life expectancy by 0.5 - 1 year.

Changes in assumed health care cost trend rates can have a significant effect on the amounts reported for the retiree medical plans. A one percentage-point increase in medical benefit level is therefore included in above table as a likely scenario.

Philips Pension Fund in the Netherlands

In relation to the fraud in the Dutch real estate sector uncovered in 2007, Philips and the Philips Pension Fund in the Netherlands have jointly and amicably assessed any residual damages in 2013. In view of the new pension agreement, which includes a new funding structure, effective as of January 1, 2014, Philips decided to make a special cash contribution in 2013 to ensure that any potential financial issues from the past, including this real estate fraud, were cleared. As a result of this special contribution the real estate case has been closed.

Share-based compensation

The purpose of the share-based compensation plans is to align the interests of management with those of shareholders by providing incentives to improve the Company’s performance on a long-term basis, thereby increasing shareholder value.

The Company has the following plans:

•	options on its common shares;

•	rights to receive common shares in the future based on a service condition (restricted shares);

•	rights to receive common shares in the future based on performance and service conditions (performance shares).

200      Annual Report 2013

11 Group financial statements 11.9 - 11.9

Restricted shares and options were granted to members of the Board of Management and other members of the Executive Committee, executives and certain selected employees. Options were last granted in January 2013. Restricted shares are still granted to new employees or certain selected employees.

Furthermore, in January 2012 and 2013, as part of the Accelerate! program, the Company has granted the following:

•	options on its common shares (Accelerate! options);

•	rights to receive common shares in the future (Accelerate! shares).

These Accelerate! options and shares were granted to a group of approximately 500 key employees below the level of Board of Management in January 2012 and to the Board of Management in January 2013.

In May 2013 a new long-term incentive plan was approved at the Annual General Meeting of Shareholders granting performance shares to members of the Board of Management and other members of the Executive Committee, executives and certain selected employees.

USD-denominated options, restricted and performance shares are granted to employees in the United States only.

Share-based compensation costs were EUR 109 million (EUR 91 million, net of tax), EUR 86 million (EUR 75 million, net of tax) and EUR 55 million (EUR 57 million, net of tax) in 2013, 2012 and 2011, respectively.

Option plans

Under the Company’s plans, options are granted at fair market value on the date of grant.

The Company granted options that expire after 10 years. Generally, these options vest after 3 years, provided the grantee is still employed with the Company. A limited number of options granted to certain employees of acquired businesses may contain accelerated vesting. As of December 31, 2013 there are no non-vested options which contain non-market performance conditions.

The fair values of the Company’s 2013, 2012 and 2011 option grants were estimated using a Black-Scholes option valuation model and the following weighted average assumptions:

EUR-denominated	2011	2012	2013
Risk-free interest rate	2.89%	1.87%	1.20%
Expected dividend yield	3.3%	4.7%	4.5%
Expected option life	6.5 yrs	6.5 yrs	6.5 yrs
Expected share price volatility	30%	32%	33%

USD-denominated
Risk-free interest rate	2.78%	1.23%	1.32%
Expected dividend yield	3.6%	4.5%	4.6%
Expected option life	6.5 yrs	6.5 yrs	6.5 yrs
Expected share price volatility	34%	38%	39%

The fair value of the Company’s 2013 and 2012 Accelerate! option grants were estimated using a Black-Scholes option valuation model and the following assumptions:

EUR-denominated	2012	2013
Risk-free interest rate	1.52%	0.89%
Expected dividend yield	4.3%	3.9%
Expected option life	6.5 yrs	6.5 yrs
Expected share price volatility	32%	32%

USD-denominated
Risk-free interest rate	1.19%	—
Expected dividend yield	4.0%	—
Expected option life	6.5 yrs	—
Expected share price volatility	38%	—

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

The following tables summarize information about the Company’s options as of December 31, 2013 and changes during the year:

Option plans (excluding Accelerate! options)

EUR-denominated

	options	weighted average exercise price
Outstanding at January 1, 2013	23,109,265	21.43
Granted	35,193	22.28
Exercised	2,664,550	18.45
Forfeited	1,807,077	23.74
Expired	15,003	22.12

Outstanding at December 31, 2013	18,657,828	21.63

Exercisable at December 31, 2013	11,657,060	23.99

The exercise prices range from EUR 12.63 to EUR 32.04. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2013, was 5.3 years and 3.8 years, respectively. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2013, was EUR 104 million and EUR 41 million, respectively.

The weighted average grant-date fair value of options granted during 2013, 2012, and 2011 was EUR 4.21, EUR 2.84 and EUR 4.82, respectively. The total intrinsic value of options exercised during 2013, 2012, and 2011 was approximately EUR 15 million, EUR 3 million and EUR 1 million, respectively.

Annual Report 2013      201

11 Group financial statements 11.9 - 11.9

Option plans (excluding Accelerate! options)

USD-denominated

	options	weighted average exercise price
Outstanding at January 1, 2013	16,606,652	29.04
Granted	22,275	28.69
Exercised	1,969,901	23.27
Forfeited	1,209,456	30.66
Expired	—	—

Outstanding at December 31, 2013	13,449,570	29.74

Exercisable at December 31, 2013	8,313,489	33.26

The exercise prices range from USD 16.76 to USD 44.15. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2013, was 5.4 years and 3.9 years, respectively. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2013, was USD 106 million and USD 40 million, respectively.

The weighted average grant-date fair value of options granted during 2013, 2012 and 2011 was USD 6.70, USD 4.56 and USD 7.47, respectively. The total intrinsic value of options exercised during 2013, 2012 and 2011 was USD 17 million, USD 4 million and USD 4 million.

At December 31, 2013, a total of EUR 9 million of unrecognized compensation costs relate to non-vested EUR and USD denominated options. These costs are expected to be recognized over a weighted- average period of 1.0 years. Cash received from exercises under the Company’s option plans amounted to EUR 84 million, EUR 19 million and EUR 20 million in 2013, 2012, and 2011, respectively. The actual tax deductions realized as a result of option exercises totaled approximately EUR 5 million, EUR 1 million and EUR 1 million, in 2013, 2012, and 2011, respectively.

The outstanding options are categorized in exercise price ranges as follows:

Option plans (excluding Accelerate! options)

exercise price	options	intrinsic value in millions	weighted average remaining contractual term
EUR-denominated
10-15	4,967,645	61	7.4 yrs
15-20	1,104,222	9	2.5 yrs
20-25	8,547,886	33	5.6 yrs
25-30	1,693,773	1	2.3 yrs
30-35	2,344,302	—	3.3 yrs

	18,657,828	104	5.3 yrs
USD-denominated
15-20	3,406,981	62	7.6 yrs
20-25	335,769	5	7.8 yrs
25-30	3,220,919	26	5.3 yrs
30-35	2,943,429	12	4.7 yrs
35-40	1,813,212	1	4.2 yrs
40-55	1,729,260	—	3.3 yrs

	13,449,570	106	5.4 yrs

The aggregate intrinsic value in the tables and text above represents the total pre-tax intrinsic value (the difference between the Company’s closing share price on the last trading day of 2013 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2013.

The following table summarizes information about the Company’s Accelerate! options as of December 31, 2013 and changes during the year:

Accelerate! options

	options	weighted average exercise price
EUR-denominated
Outstanding at January 1, 2013	2,927,000	15.24
Granted	152,000	22.43
Forfeited	225,000	15.24

Outstanding at December 31, 2013	2,854,000	15.62
Exercisable at December 31, 2013	2,722,000	15.29
USD-denominated
Outstanding at January 1, 2013	860,000	20.02
Granted	—	—
Forfeited	65,000	20.02

Outstanding at December 31, 2013	795,000	20.02
Exercisable at December 31, 2013	795,000	20.02

The exercise price of the Accelerate! options granted in 2012 are EUR 15.24 and USD 20.02 and in 2013 EUR 22.43. The weighted average remaining contractual term for EUR and USD Accelerate! options outstanding and exercisable at December 31, 2013 was 8.1 years. The aggregate intrinsic value of the Accelerate! options outstanding at December 31, 2013, was EUR 31 million and USD 13 million, respectively.

The grant-date fair value of Accelerate! options granted during 2013 was EUR 4.41 per option. At December 31, 2013 there are no unrecognized compensation costs related to both EUR and USD Accelerate! options. At December 31, 2013 all performance targets under the Accelerate! program, which were based on the 2013 mid-term financial targets, have been met.

Restricted and Accelerate! shares

The fair value of restricted and Accelerate! shares is equal to the fair value of the share at grant date less the present value, using the risk-free interest rate, of dividends which will not be received up to the vesting date.

The Company issues restricted shares that, in general, vest in equal annual installments over a three-year period, starting one year after the date of grant. For grants up to and including January 2013 the Company granted 20% additional (premium) shares, provided the grantee still holds the shares after three years from the delivery date and the grantee is still with the Company on the respective delivery dates.

202      Annual Report 2013

11 Group financial statements 11.9 - 11.9

A summary of the status of the Company’s restricted shares as of December 31, 2013 and changes during the year are presented below:

Restricted shares (excluding Accelerate! shares)1)

	shares	weighted average grant- date fair value
EUR-denominated
Outstanding at January 1, 2013	1,954,985	16.45
Granted	85,296	21.90
Vested/Issued	885,733	18.07
Forfeited	89,379	16.01

Outstanding at December 31, 2013	1,065,169	15.31
USD-denominated
Outstanding at January 1, 2013	1,924,156	20.99
Granted	114,127	31.48
Vested/Issued	795,668	23.14
Forfeited	102,369	20.18

Outstanding at December 31, 2013	1,140,246	20.33
1)	Excludes 20% additional (premium) shares that may be received if shares delivered under the restricted share rights plan are not sold for a three- year period

At December 31, 2013, a total of EUR 16 million of unrecognized compensation costs relate to non-vested restricted shares. These costs are expected to be recognized over a weighted-average period of 1.8 years.

A summary of the status of the Company’s Accelerate! shares as of December 31, 2013 and changes during the year are presented below:

Accelerate! shares

	shares	weighted average grant- date fair value
EUR-denominated
Outstanding at January 1, 2013	2,927,000	13.75
Granted	152,000	21.68
Forfeited	225,000	13.75
Vested	2,854,000	14.17

Outstanding at December 31, 2013	—	—
USD-denominated
Outstanding at January 1, 2013	860,000	18.05
Granted	—	—
Forfeited	65,000	18.05
Vested	795,000	18.05

Outstanding at December 31, 2013	—	—

On January 28, 2014 the Supervisory Board resolved that all performance targets under the Accelerate! program, which were based on the 2013 mid- term financial targets, have been met. This means that in accordance with IFRS accounting requirements the Accelerate! shares vested and that at December 31, 2013 there are no unrecognized compensation costs to both EUR and USD Accelerate! shares. After delivery an additional two-year holding period applies, except for Accelerate! shares granted to the Board of Management of which after delivery an additional four-year holding period applies.

Performance shares

The performance is measured over a three-year performance period. The performance shares have two performance conditions, relative Total Shareholders’ Return compared to a peer group of 21 companies and adjusted Earnings Per Share growth. The performance shares vest three years after the grant date. The number of performance shares that will vest is dependent on achieving the two performance conditions, which are equally weighted, and provided that the grantee is still employed with the Company.

The fair value of the performance shares is measured based on Monte- Carlo simulation and the following weighted average assumptions:

EUR-denominated	2013
Risk-free interest rate	0.55%
Expected dividend yield	3.7%
Expected share price volatility	27%

USD-denominated
Risk-free interest rate	0.55%
Expected dividend yield	3.7%
Expected share price volatility	30%

The Company has based its volatility assumptions on historical experience measured over a ten-year period.

A summary of the status of the Company’s performance share plans as of December 31, 2013 and changes during the year are presented below:

	shares	weighted average grant- date fair value
EUR-denominated
Granted	3,509,518	23.53
Forfeited	66,595	23.45
Outstanding at December 31, 2013	3,442,923	23.53
USD-denominated
Granted	2,419,445	30.77
Forfeited	121,219	30.70
Outstanding at December 31, 2013	2,298,226	30.77

At December 31, 2013, a total of EUR 116 million of unrecognized compensation costs relate to non-vested performance shares. These costs are expected to be recognized over a weighted-average period of 2.3 years.

Other plans

Employee share purchase plan

Under the terms of employee stock purchase plans established by the Company in various countries, substantially all employees in those countries are eligible to purchase a limited number of Philips shares at discounted prices through payroll withholdings, of which the maximum ranges from 10% to 20% of total salary. Generally, the discount provided to the employees is in the range of 10% to 20%. A total of 1,425,048 shares were bought by employees in 2013 under the plan at an average price of EUR 21.92 (2012: 1,906,183 shares at EUR 15.69; 2011: 1,851,718 shares at EUR 17.93).

Convertible personnel debentures

In the Netherlands, the Company issued personnel debentures with a 2- year right of conversion into its common shares starting three years after the date of issuance, with a conversion price equal to the share price on that date. The last issuance of this particular plan was in December 2008. From 2009 onwards, employees in the Netherlands are able to join an employee share purchase plan as described in the previous paragraph. In

Annual Report 2013      203

  11 Group financial statements 11.9 - 11.9

2013, 509,195 shares were issued in conjunction with conversions at an average price of EUR 14.21 (2012: 270,827 shares at an average price of EUR 14.22; 2011: 1,079 shares at an average price of EUR 24.66).

Related-party transactions

In the normal course of business, Philips purchases and sells goods and services from/to various related parties in which Philips typically holds a 50% or less equity interest and has significant influence. These transactions are generally conducted with terms comparable to transactions with third parties.

	2011	2012	2013
Sales of goods and services	278	288	305
Purchases of goods and services	117	130	143
Receivables from related parties	19	13	39
Payables to related parties	6	4	4

Based on its 30% share in the TP Vision venture, Philips had various commitments to provide further funding to the TP Vision venture at December 31, 2013:

•

A subordinated shareholder loan of EUR 51 million (fully drawn) can be extended depending on the venture’s funding needs. EUR 21 million of this loan is due in April 2015 and EUR 30 million due in April 2017,

•	A senior 12-month EUR 30 million bridge loan facility (undrawn) to the venture can be extended up to April 2017 depending on the venture’s funding needs,

•	A committed EUR 60 million loan facility (undrawn) that can be extended up to April 2018, depending on the venture’s funding needs.

On 20 January 2014, Philips has signed a term sheet to transfer its remaining 30% stake in the TP Vision venture, which will also impact the above commitments (note 36, Subsequent events).

See also, note 7, Discontinued operations and other assets classified as held for sale for further details on the Television business divestment.

In light of the composition of the Executive Committee during 2012 and 2013, the Company considered the members of the Executive Committee and the Supervisory board to be the key management personnel as defined in IAS 24 ‘Related parties’. In 2011, the Company considered the members of the Board of Management and the Supervisory Board to be the key management personnel.

For remuneration details of the Executive Committee, the Board of Management and the Supervisory Board see note 33, Information on remuneration.

For employee benefit plans see note 30, Post-employment benefits.

Information on remuneration

Remuneration of the Executive Committee

In 2013, the total remuneration costs relating to the members of the Executive Committee (including the members of the Board of Management) amounted to EUR 24,773,537 (2012: EUR 18,585,112) consisting of the elements in the table below.

Remuneration costs of the Executive Committee

in euros

	2012	2013
Salary	5,640,090	6,011,557
Annual incentive1)	4,839,949	4,422,732
Performance shares2)	1,049,205	6,478,554
Stock options2)	1,194,444	2,020,040
Restricted share rights2)	1,566,448	1,115,504
Pension costs	2,054,516	2,277,705
Other compensation3)	2,240,460	2,447,445
1)	The annual incentives are related to the performance in the year reported which are paid out in the subsequent year
2)

Costs of performance shares, stock options and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of stock options at the end of the lock up period and the value of performance shares and restricted share rights at the vesting/release date. Costs for the Accelerate! Grant are included

3)

The stated amount concern (share of) allowances to members of the Executive Committee that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities in the Netherlands is the starting point for the value stated. The crisis tax levy of 16% as imposed by the Dutch government amounts to EUR 1,245,944 (2012: EUR 702,940). This crisis tax is payable by the employer and is charged over income of employees exceeding a EUR 150,000 threshold in 2012 and 2013. These amounts are included in the amounts stated under Other compensation

At December 31, 2013, the members of the Executive Committee (including the members of the Board of Management) held 1,479,498 (2012: 1,376,913) stock options at a weighted average exercise price of EUR 18.69 (2012: EUR 18.23).

Remuneration of the Board of Management

In 2013, the total remuneration costs relating to the members of the Board of Management amounted to EUR 10,928,951 (2012: EUR 7,301,334; 2011: EUR 10,844,833).

At December 31, 2013, the members of the Board of Management held 586,500 stock options (2012: 454,500; 2011: 1,072,431) at a weighted average exercise price of EUR 19.60. (2012: EUR 18.78; 2011: EUR 23.01).

204      Annual Report 2013

11 Group financial statements 11.9 - 11.9

Remuneration costs of individual members of the Board of Management in euros

	salary	annual incentive1)	performance shares2)	stock options2)	restricted share rights2)	pension costs		other compensation3)
20134)
F.A. van Houten	1,100,000	1,081,520	1,594,675	461,215	190,441	468,407		75,906
R.H. Wirahadiraksa	656,250	497,745	1,040,393	307,699	128,856	263,451		35,732
P.A.J. Nota	618,750	561,713	1,025,153	352,608	146,626	253,605		68,206

	2,375,000	2,140,978	3,660,221	1,121,522	465,923	985,463		179,844
20124)
F.A. van Houten	1,100,000	1,279,520	—	209,589	315,760	422,845		47,154
R.H. Wirahadiraksa	600,000	523,440	—	149,067	217,020	243,438		34,961
P.A.J. Nota	600,000	556,200	—	188,029	253,836	247,883		60,754
S.H. Rusckowski (Jan. - Apr.)	233,333	178,500	—	(200,400)	(209,638)	90,211		159,833

	2,533,333	2,537,660	—	346,285	576,978	1,004,377		302,701
2011
F.A. van Houten (Apr. - Dec.)	825,000	363,000	—	125,957	253,926	297,179		39,709
R.H. Wirahadiraksa (Apr. - Dec.)	450,000	148,500	—	105,477	180,686	170,299		72,125
G.H.A. Dutiné	650,000	214,500	—	462,263	334,186	245,018		143,774
P.A.J. Nota (Apr. - Dec.)	450,000	148,500	—	131,159	255,159	168,532		67,067
S.H. Rusckowski	687,500	231,000	—	211,915	341,856	254,975		336,773
G.J. Kleisterlee (Jan. - March)	275,000	92,400	—	375,736	29,973	(48,117	)5)	105,679
P-J. Sivignon (Jan. - March)	178,750	45,045	—	213,435	7,041	68,830		9,340
R.S. Provoost (Jan. - Sept.)	512,500	132,300	—	213,434	69,545	175,301		22,606

	4,028,750	1,375,245	—	1,839,376	1,472,372	1,332,017		797,073
1)

The annual incentives are related to the performance in the year reported which are paid out in the subsequent year. For more details on the annual incentives, see sub-section 9.2.6, Annual Incentive, of this report

2)

Costs of performance shares, stock options and restricted share rights (including the once-only Accelerate! Grant) are based on accounting standards (IFRS) and do not reflect the value of stock options at the end of the lock up period and the value of performance shares and restricted share rights at the vesting/release date

3)

The stated amounts concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities in the Netherlands is the starting point for the value stated. In 2011 the other compensation for Mr Rusckowski includes an amount of USD 445,976 (= EUR 325,352) related to tax equalization in connection with pension obligations

4)

A crisis levy of 16% as imposed by the Dutch government amounts to EUR 681,596 in 2013 (2012: EUR 413,405) in total. This crisis tax levy is payable by the employer and is charged over income of employees exceeding a EUR 150,000 threshold in 2012 and 2013. These expenses do not form part of the remuneration costs mentioned

5)	As Mr Kleisterlee was born before January 1, 1950, he continued to be a member of the final pay plan with a pensionable age of 60. No further accrual took place

For further information on remuneration costs, see sub-section 9.2.4, Remuneration costs, of this report.

Annual Report 2013      205

11 Group financial statements 11.9 - 11.9

The tables below give an overview of the holding of the members of the Board of Management under the performance share plans, restricted share rights plan and the stock option plans of the Company:

Number of performance shares (holdings)

	January 1, 2013	awarded 2013		awarded dividend shares 2013	December 31, 2013
F.A. van Houten	—	62,559		2,112	64,671
	—	55,000	1)	—	55,000
R.H. Wirahadiraksa	—	31,991		1,080	33,071
	—	38,500	1)	—	38,500
P.A.J. Nota	—	29,621		1,000	30,621
	—	38,500	1)	—	38,500

	—	256,171		4,192	260,363
1)	Once-only Accelerate! Grant

Number of restricted share rights (holdings)

	January 1, 2013		awarded 2013	released 2013	December 31, 2013	potential premium shares
F.A. van Houten	35,035	1)	—	15,034	20,001	9,024
R.H. Wirahadiraksa	24,045	1)	—	10,443	13,602	6,935
P.A.J. Nota	26,070	1)	—	12,468	13,602	7,482

	85,150		—	37,945	47,205	23,441
1)	(Partly) awarded before date of appointment as a member of the Board of Management

Stock options (holdings)

	January 1, 2013		granted		exercised	expired	December 31, 2013	grant price (in euros)	share (closing) price on exercise date	expiry date
F.A. van Houten	20,400	1)	—		—	—	20,400	22.88	—	10.18.2020
	75,000		—		—	—	75,000	20.90	—	04.18.2021
	75,000		—		—	—	75,000	14.82	—	04.23.2022
	—		55,000	2)	—	—	55,000	22.43	—	01.29.2023
R.H. Wirahadiraksa	10,800	1)	—		—	—	10,800	23.11	—	04.14.2018
	12,000	1)	—		—	—	12,000	12.63	—	04.14.2019
	16,500	1)	—		—	—	16,500	24.90	—	04.19.2020
	51,000		—		—	—	51,000	20.90	—	04.18.2021
	51,000		—		—	—	51,000	14.82	—	04.23.2022
	—		38,500	2)	—	—	38,500	22.43	—	01.29.2023
P.A.J. Nota	40,800	1)	—		—	—	40,800	22.88	—	10.18.2020
	51,000		—		—	—	51,000	20.90	—	04.18.2021
	51,000		—		—	—	51,000	14.82	—	04.23.2022
	—		38,500	2)	—	—	38,500	22.43	—	01.29.2023

	454,500		132,000		—	—	586,500
1)	Awarded before date of appointment as a member of the Board of Management
2)	Performance Accelerate! Grant options as of January 29, 2013

206      Annual Report 2013

11 Group financial statements 11.9 - 11.9

See note 31, Share-based compensation for further information on performance shares, stock options and restricted share rights as well sub- section 9.2.7, Long-Term Incentive Plan, of this report.

The accumulated annual pension entitlements and the pension costs of individual members of the Board of Management are as follows (in euros):

	age at December 31, 2013	accumulated annual pension as of December 31, 20131)	pension costs2,3)
F.A. van Houten	53	60,203	468,407
R.H. Wirahadiraksa	53	33,208	263,451
P.A.J. Nota	49	24,785	253,605

			985,463
1)	Under average pay plan, including - if applicable - transferred pension entitlements under pension scheme(s) of previous employer(s)
2)	Including costs related to employer contribution in defined-contribution pension plan
3)	Cost are related to the period of board membership

When pension rights are granted to members of the Board of Management, necessary payments(if insured) and all necessary provisions are made in accordance with the applicable accounting principles. In 2013, no (additional) pension benefits were granted to former members of the Board of Management.

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 747,000 (2012: EUR 799,500; 2011: EUR 803,250); former members received no remuneration.

At December 31, 2013, the members of the Supervisory Board held no stock options.

Annual Report 2013      207

11 Group financial statements 11.9 - 11.9

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration (in euros):

	membership	committees	other compensation1)	total
20132)
J. van der Veer	110,000	20,500	5,000	135,500
J.J. Schiro	65,000	18,500	8,000	91,500
C.J.A. van Lede	65,000	10,000	5,000	80,000
E. Kist	65,000	8,000	5,000	78,000
H. von Prondzynski	65,000	10,000	5,000	80,000
C. Poon	65,000	14,000	11,000	90,000
J.P. Tai	65,000	15,000	20,000	100,000
N. Dhawan	65,000	10,000	17,000	92,000

	565,000	106,000	76,000	747,000
2012
J. van der Veer	110,000	20,500	5,000	135,500
J.M. Thompson (Jan. - Apr.)	32,500	4,667	11,000	48,167
C.J.A. van Lede	65,000	10,834	5,000	80,834
E. Kist	65,000	10,333	5,000	80,333
J.J. Schiro	65,000	17,000	17,000	99,000
H. von Prondzynski	65,000	10,000	5,000	80,000
C. Poon	65,000	12,666	14,000	91,666
J.P. Tai	65,000	13,333	17,000	95,333
N. Dhawan (Apr. - Dec.)	65,000	6,667	17,000	88,667

	597,500	106,000	96,000	799,500
2011
J. van der Veer	98,750	19,375	2,000	120,125
J-M. Hessels (Jan. - March)	55,000	5,125	2,000	62,125
J.M. Thompson	65,000	14,000	20,000	99,000
C.J.A. van Lede	65,000	12,500	2,000	79,500
E. Kist	65,000	15,000	2,000	82,000
J.J. Schiro	65,000	14,000	17,000	96,000
H. von Prondzynski	65,000	10,000	2,000	77,000
C. Poon	65,000	10,000	20,000	95,000
J.P. Tai (Apr, - Dec.)	65,000	7,500	20,000	92,500

	608,750	107,500	87,000	803,250
1)	The amounts mentioned under other compensation relate to the fee for intercontinental travel and the entitlement of EUR 2,000 under the Philips product arrangement
2)	As of 2013, part of the renumeration of members of the Supervisory Board living in the Netherlands is subject to VAT. The amounts mentioned in this table are excluding VAT

Supervisory Board members’ and Board of Management members’ interests in Philips shares

Members of the Supervisory Board and of the Board of Management are not allowed to hold any interests in derivative Philips securities.

Number of shares1)

	December 31, 2012	December 31, 2013
J. van der Veer	16,624	17,192
H. von Prondzynski	3,290	3,402
J.P. Tai	1,053	2,175
F.A. van Houten	21,048	37,258
R.H. Wirahadiraksa	16,060	27,879
P.A.J. Nota	11,757	24,937

1)	Reference date for board membership is December 31, 2013

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

For cash and cash equivalents, current receivables, accounts payable, interest accrual and short-term debts, the carrying amounts approximate fair value, because of the short maturity of these instruments, and therefore fair value information is not included in the table below.

The fair value of Philips’ debt is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analysis based upon market rates plus Philips’ spread for the particular tenors of the borrowing arrangement. Accrued interest is not included within the carrying amount or estimated fair value of debt.

208      Annual Report 2013

11 Group financial statements 11.9 - 11.9

	December 31, 2012		December 31, 2013
	carrying amount	estimated fair value	carrying amount	estimated fair value
Financial assets
Carried at fair value:
Available-for-sale financial assets-non-current	153	153	96	96
Available-for-sale financial assets-current	—	—	10	10
Securities classified as assets held for sale	—	—	62	62
Fair value through profit and loss-non-current	47	47	29	29
Derivative financial instruments	137	137	150	150

	337	337	347	347
Carried at (amortized) cost:
Cash and cash equivalents	3,834		2,465
Loans and receivables:
Non-current loans and receivables	140	140	143	143
Other non-current loans and receivables	127		129
Loans classified as assets held for sale	—		30
Receivables-current	4,585		4,678
Receivables-non-current	176	176	144	144
Held-to-maturity investments	3		3
Available-for-sale financial assets	79		96

	8,944	316	7,688	287
Financial liabilities
Carried at fair value:
Fair value through profit and loss-non-current	(11)	(11)	(13)	(13)
Derivative financial instruments	(517)	(517)	(368)	(368)
Carried at (amortized) cost:
Accounts payable	(2,839)		(2,462)
Interest accrual	(75)		(57)
Debt (Corporate bond and finance lease)	(3,412)	(4,162)	(3,157)	(3,545)
Debt (Bank loans, overdrafts etc.)	(1,122)		(744)

	(7,448)	(4,162)	(6,420)	(3,545)

The table below represents categorization of measurement of the estimated fair values of financial assets and liabilities.

Fair value hierarchy
	level 1	level 2	level 3	total
December 31, 2013
Available-for-sale financial assets - non-current	42	—	54	96
Available-for-sale financial assets - current	6	4	—	10
Securities classified as assets held for sale	62	—	—	62
Financial assets designated at fair value through profit and loss - non-current	22	—	7	29
Derivative financial instruments - assets	—	150	—	150
Non-current loans and receivables including guarantee deposits	—	143	—	143
Receivables - non-current	—	144	—	144

Total financial assets	132	441	61	634
Financial liabilities designated at fair value through profit and loss - non-current	—	—	(13)	(13)
Derivative financial instruments - liabilities	—	(368)	—	(368)
Debt	(3,345)	(200)	—	(3,545)

Total financial liabilities	(3,345)	(568)	(13)	(3,926)
December 31, 2012
Available-for-sale financial assets - non-current	110	—	43	153
Financial assets designated at fair value through profit and loss - non-current	28	—	19	47
Derivative financial instruments - assets		137	—	137
Non-current loans and receivables including guarantee deposits	—	140	—	140
Receivables - non-current	—	176	—	176

Total financial assets	138	453	62	653
Financial liabilities designated at fair value through profit and loss - non-current	—	—	(11)	(11)
Derivative financial instruments - liabilities	—	(517)	—	(517)
Debt	(3,948)	(214)	—	(4,162)

Total financial liabilities	(3,948)	(731)	(11)	(4,690)

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

Annual Report 2013      209

11 Group financial statements 11.9 - 11.9

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

The arrangement with the UK Pension Fund in conjunction with the sale of NXP is a financial instrument carried at fair value classified as level 3. At the end of 2013, the fair value of this instrument is estimated to be EUR 7 million with the changes of fair value recorded to financial income and expense. Please refer to note 14, Other non-current financial assets for more details.

Furthermore, deferred consideration and loan extension options to TP Vision are also included in level 3. On January 20, 2014, Philips has signed a term sheet to transfer its remaining 30% stake in TP Vision, which will also impact the above commitments. For further information, please refer to note 36, Subsequent events.

The table below shows the reconciliation from the beginning balance to the end balance for fair value measured in Level 3 of the fair value hierarchy.

	financial assets	financial liabilities
Balance at January 1, 2013	62	(11)
Total gains and losses recognized in:
- profit or loss	(12)	(2)
- other comprehensive income	11	—

Balance at December 31, 2013	61	(13)

Philips has the following balances related to its derivative activities. These transactions are subject to master netting and set-off agreements. In case of certain termination events, under the terms of the Master Agreement, Philips can terminate the outstanding transactions and aggregate their positive and negative values to arrive at a single net termination sum (or close-out amount). This contractual right is subject to the following:

•	The right may be limited by local law if the counterparty is subject to bankruptcy proceedings;

•	The right applies on a bilateral basis.

Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements

	2012	2013

Derivatives
Gross amounts of recognized financial assets	137	150
Gross amounts of recognized financial liabilities offset in the statement of financial position	—	—
Net amounts of financial assets presented in the statement of financial position	137	150

Related amounts not offset in the statement of financial position
Financial instruments	(67)	(85)
Cash collateral received	—	—

Net amount	70	65

Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements

	2012	2013

Derivatives
Gross amounts of recognized financial liabilities	(517)	(368)
Gross amounts of recognised financial assets offset in the statement of financial position	—	—
Net amounts of financial liabilities presented in the statement of financial position	(517)	(368)

Related amounts not offset in the statement of financial position
Financial instruments	67	85
Cash collateral received	—	—

Net amount	(450)	(283)

Details of treasury / other financial risks

Philips is exposed to several types of financial risk. This note further analyzes financial risks. Philips does not purchase or hold derivative financial instruments for speculative purposes. Information regarding financial instruments is included in note 34, Fair value of financial assets and liabilities.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.

Liquidity risk for the group is monitored through the Treasury liquidity committee which tracks the development of the actual cash flow position for the group and uses input from a number of sources in order to forecast the overall liquidity position both on a short and long term basis. Group Treasury invests surplus cash in money market deposits with appropriate maturities to ensure sufficient liquidity is available to meet liabilities when due.

The rating of the Company’s debt by major rating services may improve or deteriorate. As a result, Philips’ future borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group. At December 31, 2013, Philips had EUR 2,465 million in cash and cash equivalents (2012: EUR 3,834 million), within which short-term deposits of EUR 1,714 million (2012: EUR 3,177 million) and other liquid assets of EUR 18 million (2012: EUR 120 million). Philips pools cash from subsidiaries to the extent legally and economically feasible; cash not pooled remains available for operational or investment needs by the Company.

210      Annual Report 2013

11 Group financial statements 11.9 - 11.9

Furthermore, Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1.8 billion revolving credit facility that can be used for general group purpose and as a backstop for its commercial paper program. In January 2013 the EUR 1.8 billion facility was extended by 2 years until February 18, 2018. The facility has no financial covenants and repetitive material adverse change clauses and can be used for general group purposes. As of December 31, 2013, Philips did not have any amounts outstanding under any of these facilities. Additionally Philips also held EUR 65 million of equity investments in available-for-sale financial assets (fair value at December 31, 2013).

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

The following table outlines the estimated nominal value in millions of euros for transaction exposure and related hedges for Philips’ most significant currency exposures consolidated as of December 31, 2013:

Estimated transaction exposure and related hedges

in millions of euros

	maturity 0-60 days		maturity over 60 days
	exposure	hedges	exposure	hedges
December 31, 2013
Receivables

Functional vs. exposure currency

EUR vs. USD	387	(364)	1,718	(1,169)
USD vs. EUR	191	(166)	695	(354)
EUR vs. GBP	83	(71)	284	(158)
USD vs. JPY	46	(42)	217	(113)
EUR vs. JPY	39	(39)	166	(116)
EUR vs. CNY	18	(18)	73	(41)
USD vs. AUD	16	(12)	65	(33)
EUR vs. CHF	21	(18)	57	(33)
USD vs. CAD	10	(8)	63	(33)
GBP vs USD	12	(12)	57	(33)
Others	148	(124)	296	(156)
Total 2013	971	(874)	3,691	(2,239)
Total 2012	1,098	(998)	4,037	(2,453)

Payables

Functional vs. exposure currency

EUR vs. USD	(171)	253	(831)	518
USD vs. CNY	(70)	70	(162)	92
EUR vs. PLN	(30)	24	(102)	36
EUR vs. GBP	(23)	18	(81)	46
USD vs. SGD	(14)	12	(26)	19
INR vs. USD	(21)	21	(16)	16
IDR vs. USD	(24)	14	(12)	7
EUR vs. RON	(3)	3	(28)	15
BRL vs. USD	(14)	11	(15)	8
USD vs. EUR	(5)	4	(18)	9
Others	(82)	72	(106)	65
Total 2013	(457)	502	(1,397)	831
Total 2012	(622)	560	(1,875)	1,050

The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance-sheet accounts receivable/ payable and forecasted sales and purchases. Changes in the value of on-balance-sheet foreign-currency accounts receivable/payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under costs of sales. Hedges related to forecasted transactions, where hedge accounting is applied, are accounted for as cash flow hedges. The results from such hedges are deferred in other comprehensive income within equity to the extent that the hedge is effective. As of December 31, 2013, a gain of EUR 24 million was deferred in equity as a result of these hedges. The result deferred in equity will be released to earnings mostly during 2014 at the time when the related hedged transactions affect the income statement. During 2013, a net gain of EUR 5 million was recorded in the consolidated statement of income as a result of ineffectiveness on certain anticipated cash flow hedges.

Annual Report 2013      211

11 Group financial statements 11.9 - 11.9

The total net fair value of hedges related to transaction exposure as of December 31, 2013 was an unrealized asset of EUR 44 million. An instantaneous 10% increase in the value of the euro against all currencies would lead to a decrease of EUR 68 million in the value of the derivatives; including a EUR 58 million decrease related to foreign exchange transactions of the US dollar against the euro, a EUR 15 million decrease related to foreign exchange transactions of the Japanese yen against euro, a EUR 15 million decrease related to foreign exchange transactions of the Pound sterling, partially offset by a EUR 46 million increase related to foreign exchange transactions of the euro against the US dollar.

The EUR 68 million decrease includes a loss of EUR 19 million that would impact the income statement, which would largely offset the opposite revaluation effect on the underlying accounts receivable and payable, and the remaining loss of EUR 49 million would be recognized in equity to the extent that the cash flow hedges were effective.

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

Foreign exchange exposure also arises as a result of inter-company loans and deposits. Where the Company enters into such arrangements the financing is generally provided in the functional currency of the subsidiary entity. The currency of the Company’s external funding and liquid assets is matched with the required financing of subsidiaries either directly through external foreign currency loans and deposits, or synthetically by using foreign exchange derivatives, including cross currency interest rate swaps and foreign exchange forward contracts. In certain cases where group companies may also have external foreign currency debt or liquid assets, these exposures are also hedged through the use of foreign exchange derivatives. Changes in the fair value of hedges related to this exposure are either recognized within financial income and expenses in the statements of income, accounted for as cash flow hedges or where such loans would be considered part of the net investment in the subsidiary then net investment hedging would be applied. Translation exposure of foreign-currency equity invested in consolidated entities may be hedged. If a hedge is entered into, it is accounted for as a net investment hedge. As of December 31, 2013 cross currency interest rate swaps and foreign exchange forward contracts with a fair value liability of EUR 261 million and external bond funding for a nominal value of USD 4,059 million were designated as net investment hedges of our financing investments in foreign operations. During 2013 a total gain of EUR 2 million was recognized in the income statement as ineffectiveness on net investment hedges. The total net fair value of these financing derivatives as of December 31, 2013, was a liability of EUR 260 million. An instantaneous 10% increase in the value of the euro against all currencies would lead to an increase of EUR 245 million in the value of the derivatives, including a EUR 272 million increase related to the US dollar.

Philips does not currently hedge the foreign exchange exposure arising from equity interests in non-functional-currency investments in associates and available-for-sale financial assets.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Philips had outstanding debt of EUR 3,901 million, which created an inherent interest rate risk. Failure to effectively hedge this risk could negatively impact financial results. At year-end, Philips held EUR 2,465 million in cash and cash equivalents, total long-term debt of EUR 3,309 million and total short-term debt of EUR 592 million. At December 31, 2013, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 80%, compared to 72% one year earlier.

A sensitivity analysis conducted as of January 2014 shows that if long-term interest rates were to decrease instantaneously by 1% from their level of December 31, 2013, with all other variables (including foreign exchange rates) held constant, the fair value of the long-term debt would increase by approximately EUR 317 million. If there was an increase of 1% in long-term interest rates, this would reduce the market value of the long-term debt by approximately EUR 251 million.

If interest rates were to increase instantaneously by 1% from their level of December 31, 2013, with all other variables held constant, the annualized net interest expense would decrease by approximately EUR 18 million. This impact was based on the outstanding net cash position at December 31, 2013.

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

Philips is a shareholder in several publicly listed companies, including Chimei Innolux, Shenyang Neusoft Corporation Ltd, and TPV Technology Ltd. As a result, Philips is exposed to potential financial loss through movements in their share prices. The aggregate equity price exposure in its main available-for-sale financial assets amounted to approximately EUR 65 million at year-end 2013 (2012: EUR 120 million including investments in associates shares that were sold during 2012) and a further EUR 62 million that has been reclassified as assets held for sale in relation to the agreed contribution to the Dutch Pension Fund (please refer to note 36, Subsequent events). Philips does not hold derivatives in its own stock or in the above-mentioned listed companies. Philips is also a shareholder in several privately-owned companies amounting to EUR 50 million. As a result, Philips is exposed to potential value adjustments.

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

Philips is a purchaser of certain base metals, precious metals and energy. Philips hedges certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. The commodity price derivatives that Philips enters into are accounted for as cash flow hedges to offset forecasted purchases. As of December 2013, a loss of EUR 2.2 million was deferred in equity as a result of these hedges. A 10% increase in the market price of all commodities as of December 31, 2013 would increase the fair value of the derivatives by EUR 1.4 million.

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

212      Annual Report 2013

11 Group financial statements 11.9 - 11.9

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

Below table shows the credit ratings of the financial institutions with which Philips had short-term deposits above EUR 25 million as of December 31, 2013:

Credit risk with number of counterparties

for deposits above EUR 25 million

	25-100 million	100-500 million	500-2,000 million
AA-rated governments	—	2	—
AA-rated government banks	—	1	—
AAA-rated bank counterparties	—	—	—
AA-rated bank counterparties	1	2	—
A-rated bank counterparties	1	3	—

	2	8	—

For an overview of the overall maximum credit exposure of the group’s financial assets, please refer to note 34, Fair value of financial assets and liabilities for details of carrying amounts and fair value.

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

As of December 31, 2013, the Company had country risk exposure of EUR 7.8 billion in the United States, EUR 2.5 billion in Belgium and EUR 1.5 billion in China (including Hong Kong). Other countries higher than EUR 500 million are United Kingdom (EUR 673 million), Japan (EUR 608 million) and the Netherlands (EUR 517 million). Countries where the risk exceeded EUR 300 million but was less than EUR 500 million are Poland, Germany and Malaysia. The degree of risk of a country is taken into account when new investments are considered. The Company does not, however, use financial derivative instruments to hedge country risk.

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

For all policies, deductibles are in place, which vary from EUR 250,000 to EUR 2,500,000 per occurrence and this variance is designed to differentiate between the existing risk categories within Philips. Above this first layer of working deductibles, Philips operates its own re-insurance captive, which during 2013 retained EUR 2.5 million per occurrence for property damage and business interruption losses and EUR 5 million in the aggregate per year. For general and product liability claims, the captive retained EUR 1.5 million per claim and EUR 6 million in the aggregate. New contracts were signed on December 31, 2013, for the coming year, whereby the re-insurance captive retentions remained unchanged.

Subsequent events

Dutch pension plan contribution

On July 1, 2013, Philips announced that it had reached an agreement with the Dutch trade unions on a new collective labor agreement that covers the period January 1, 2013 till December 31, 2014. The new agreement includes changes in the plan rules and the funding agreement with the Dutch pension plan, which is the company’s largest Defined Benefit pension plan. The plan changes have become effective as of January 1, 2014 and the new funding agreement has been signed by the Trustees of the Dutch pension plan. As part of these changes, Philips agreed to make a EUR 600 million contribution to the Dutch pension plan, of which EUR 240 million has been settled in cash on February 19, 2014. During 2014 and 2015, the remainder of the consideration will be settled through the transfer of assets and cash proceeds from the sale of assets which are currently owned by Philips. The (majority of the) contribution will need to be written off through other comprehensive income due to the asset ceiling restrictions in the plan.

Healthcare facility in Cleveland, Ohio

In our healthcare facility in Cleveland, Ohio, certain issues in the general area of manufacturing process controls were identified during an ongoing US Food and Drug Administration (FDA) inspection. To address these issues, on January 10, 2014 we started a voluntary, temporary suspension of new production at the facility, primarily to strengthen manufacturing process controls. Currently, there is no indication of product safety issues. This action is estimated to have a negative impact on the sector’s operational results of approximately EUR 60 to 70 million in the first half of 2014, of which we expect to recover a substantial part in the second half of 2014.

Transfer of the remaining 30%-stake in TP Vision Holding to TPV

Technology Limited (TPV)

On January 20, 2014 Philips announced that it has signed a term sheet to transfer the remaining 30% stake in the TP Vision venture to TPV Technology Limited. The signing of definitive agreements is expected to take place in the first quarter of 2014, with completion expected in the second half of 2014, subject to certain regulatory and TPV shareholder approvals. After completion, TPV will fully own TP Vision, which will enable further integration with TPV’s TV business.

The remaining 30% stake in the TP Vision venture will be transferred for a deferred purchase price and all outstanding loans and stand-by facilities between Philips and the TP Vision venture will be transferred to TPV. The brand license agreement between Philips and the TP Vision venture will remain in place, with an annual royalty of 2.2% of sales payable by the TP Vision venture to Philips. The minimum annual royalty has been reduced from EUR 50 million to EUR 40 million. The agreement includes a EUR 50 million transaction-related payment, which Philips has accounted for in the fourth quarter of 2013 under Results relating to investments in associates (see note 6, Interests in entities).

LTI coverage program

To cover Philips’ outstanding obligations resulting from past and present long-term incentive and employee stock purchase programs dating back to 2004, Philips will repurchase up to 12 million additional Philips shares on NYSE Euronext Amsterdam, to be executed during 2014. The shares repurchased will be held by Philips as treasury shares until they are distributed to participants.

Philips started this program as of January 28, 2014 and will enter into subsequent discretionary management agreements with one or more banks to repurchase Philips shares within the limits of relevant laws and regulations (in particular EC Regulation 2273/2003) and Philips’ articles of association. All transactions are published on Philips’ website (www.philips.com/investor) on a weekly basis.

Annual Report 2013      213

11 Group financial statements 11.9 - 11.9

The LTI coverage program is over and above the existing EUR 1.5 billion share repurchase program for cancellation purposes which started on October 21, 2013.

214      Annual Report 2013

11 Group financial statements 11.10 - 11.10

11.10 Independent auditors’ report – Group

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of Koninklijke Philips N.V.:

We have audited the accompanying consolidated balance sheets of Koninklijke Philips N.V. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Koninklijke Philips N.V.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Koninklijke Philips N.V. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Koninklijke Philips N.V. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2014, expressed an unqualified opinion on the effectiveness of the Koninklijke Philips N.V. and subsidiaries’ internal control over financial reporting.

/s/ KPMG Accountants N.V.

Amsterdam, The Netherlands

February 25, 2014

Annual Report 2013      215

12 Company financial statements 12 - 12

12 Company financial statements

Introduction

Statutory financial statements

The sections Group financial statements and Company financial statements contain the statutory financial statements of Koninklijke Philips N.V. (the Company).

A description of the Company’s activities and group structure is included in the Consolidated Financial Statements.

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

The accounting policies are described in note 1, Significant accounting policies.

Investments in group companies are accounted for using the equity method in these Company financial statements.

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

Additional information

For ‘Additional information’ within the meaning of Section 2:392 of the Dutch Civil Code, please refer to Independent auditor’s report—Group, section 12.5, Independent auditor’s report—Company, of this report, and section 4.4, Proposed distribution to shareholders, of this report.

Adjustments

Prior-period financial statements have been restated following the adoption of IAS 19R, which mainly relates to accounting for pensions.

216      Annual Report 2013

12 Company financial statements 12.1 - 12.1

12.1 Balance sheets before appropriation of results

Balance sheets of Koninklijke Philips N.V. as of December 31

in millions of euros

		2012		2013
Assets
Non-current assets:
Property, plant and equipment	2		18
Intangible assets	9		55
Financial fixed assets	16,597		19,535
Non-current receivables	49		32
Deferred tax assets	212		161
Other non-current financial assets	325		283
		17,194		20,084
Current assets:
Receivables	7,988		7,500
Assets classified as held for sale	—		45
Cash and cash equivalents	2,879		1,282
		10,867		8,827

		28,061		28,911
Liabilities and shareholders’ equity
Shareholders’ equity:
Preference shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2012: 2,000,000,000 shares)
- Issued: none
Common shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2012: 2,000,000,000 shares)
- Issued and fully paid: 937,845,789 shares (2012: 957,132,962 shares)	191		188
Capital in excess of par value	1,304		1,796
Legal reserve: revaluation	54		23
Legal reserve: available-for-sale financial assets	54		55
Legal reserve: cash flow hedges	20		24
Legal reserve: affiliated companies	1,161		1,319
Legal reserve: currency translation differences	(93)		(569)
Retained earnings	9,598		7,927
Net income 1)	(35)		1,169
Treasury shares, at cost: 24,508,022 shares (2012: 42,541,687 shares)	(1,103)		(718)
		11,151		11,214
Non-current liabilities:
Long-term debt	3,539		3,158
Long-term provisions	10		16
Deferred tax liabilities	19		15
Other non-current liabilities	139		161
		3,707		3,350
Current liabilities:
Short-term debt	11,742		13,645
Other current liabilities	1,461		702
		13,203		14,347
Contractual obligations and contingent liabilities not appearing in the balance sheet

		28,061		28,911

1)	Prepared before appropriation of results

Annual Report 2013      217

12 Company financial statements 12.2 - 12.3

12.2 Statements of income

Statements of income of Koninklijke Philips N.V. for the years ended December 31

in millions of euros

	2012	2013
Net income from affiliated companies	375	1,276
Other net income	(410)	(107)

Net income	(35)	1,169

12.3 Statement of changes in equity

Statement of changes in equity of Koninklijke Philips N.V.

in millions of euros unless otherwise stated

	legal reserves
	com- mon shares	capital in excess of par value	revalua- tion	available- for-sale financial assets	cash flow hedges	affiliated compa- nies	currency translation differences	retained earnings	net income	treasury shares at cost	share- holders’ equity
Balance as of January 1, 2013	191	1,304	54	54	20	1,161	(93)	9,598	(35)	(1,103)	11,151
Appropriation of prior year result								(35)	35
Net income									1,169		1,169
Release revaluation reserve			(31)					31			—
Net current period change				(5)	68	158	(427)	(96)			(302)
Income tax on net current period change					(2)		(35)				(37)
Reclassification into income				6	(62)		(14)				(70)
Dividend distributed	4	402						(678)			(272)
Cancellation of treasury shares	(7)							(780)		787	—
Purchase of treasury shares								(38)		(631)	(669)
Re-issuance of treasury shares		(36)						(75)		229	118
Share-based compensation plans		105									105
Income tax on share-based compensation plans		21									21

Balance as of December 31, 2013	188	1,796	23	55	24	1,319	(569)	7,927	1,169	(718)	11,214

218      Annual Report 2013

12 Company financial statements 12.4 - 12.4

12.4 Notes

All amounts in millions of euros unless otherwise stated

Notes to the Company financial statements

Intangible assets

Intangible assets includes mainly licenses and patents. The changes during 2013 are as follows;

intangible assets
Balance as of January 1, 2013:
Cost	55
Amortization/impairments	(46)

Book value	9
Changes in book value:
Reclassifications	7
Additions	41
Amortization	(2)

Total changes	46
Balance as of December 31, 2013:
Cost	67
Amortization/impairments	(12)

Book value	55

Financial fixed assets

The investments in group companies and associates are presented as financial fixed assets in the balance sheet using the equity method. Goodwill paid upon acquisition of investments in group companies or associates is included in the net equity value of the investment and is not shown separately on the face of the balance sheet.

Loans are provided to group companies and associates and are stated at amortized cost, less impairment.

	investments in group companies	investments in associates	loans	total
Balance as of January 1, 2013	10,407	87	6,103	16,597
Changes:
Reclassification	—	(3)	—	(3)
Acquisitions/additions	2,632	—	529	3,161
Sales/redemptions	(131)	(2)	(524)	(657)
Net income from affiliated companies	1,309	(8)	—	1,301
Dividends received	(340)	—	—	(340)
Translation differences	(458)	(3)	(235)	(696)
Other	172	—	—	172

Balance as of December 31, 2013	13,591	71	5,873	19,535

A list of investments in group companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code, Book 2, Sections 379 and 414), is deposited at the Chamber of Commerce in Eindhoven, The Netherlands.

In December 2013, investments in group companies increased by EUR 2,111 million due to the purchase of 25% of a group company which was previously owned by another group company. This transaction was executed in view of our continued effort to restructure and optimize our foreign based intra-group finance activities. In addition, investments in group companies also increased by EUR 517 million as a result of capital injections. These transactions reflect most of the increase in the line Acquisitions/additions.

Other non-current financial assets

	available- for-sale financial assets	loans and receivables	financial assets at fair value through profit and loss	total
Balance as of January 1, 2013	84	221	20	325
Changes:
Reclassifications	3	—	—	3
Acquisitions/additions	9	—	—	9
Sales/redemptions/reductions	—	(1)	—	(1)
Impairments	(7)	(1)	—	(8)
Transfer to assets classified as held for sale	(15)	(30)	—	(45)
Value adjustments	12	1	(13)	—

Balance as of December 31, 2013	86	190	7	283

Available-for-sale financial assets

The Company’s investments in available-for-sale financial assets mainly consist of investments in common stock of companies in various industries. An amount of EUR 15 million has been reclassified to assets held for sale in relation to the agreed contribution to the Philips Pension Fund (please refer to note 30, Post-employment benefits and note 36, Subsequent events).

Loans and receivables

During 2013 loans with face value EUR 30 million were transferred to assets held for sale in relation to the agreed contribution to the Philips Pension Fund (please refer to note 30, Post-employment benefits and note 36, Subsequent events).

Financial assets at fair value through profit and loss

Included in this category are certain financial instruments that Philips received in exchange for the transfer of its television activities. The initial value of EUR 17 million was adjusted by EUR 11 million during 2012 and EUR 6 million in 2013 reported under Value adjustments. As of December 31, 2013 the fair value reported was nil. For more information please refer to note 36, Subsequent events.

In 2010, Philips sold its entire holding of common shares in NXP Semiconductors B.V. (NXP) to Philips Pension Trustees Limited (herein referred to as “UK Pension Fund”). As a result of this transaction the UK Pension Fund obtained the full legal title and ownership of the NXP shares, including the entitlement to any future dividends and the proceeds from any sale of shares. From the date of the transaction the NXP shares became an integral part of the plan assets of the UK Pension Fund. The purchase agreement with the UK Pension Fund includes an arrangement that may entitle Philips to a cash payment from the UK Pension Fund on or after September 7, 2014, if the total value yielded by the NXP shares has increased by this date to a level in excess of a predetermined threshold, which at the time of the transaction was substantially above the transaction price, and the UK Pension Fund is in a surplus (on a swaps basis) on September 7, 2014. The arrangement qualifies as a financial instrument and is reported under Other non-current financial assets. The Trustees of the UK Pension Fund have been selling the NXP shares in a number of transactions since 2010. The remaining number of NXP shares were sold in the course of 2013 and the total sale proceeds of the NXP shares exceeded the predetermined threshold. However, as of December 31,

Annual Report 2013      219

12 Company financial statements 12.4 - 12.4

2013 the UK Pension Fund was not in surplus (on the agreed swaps basis). The fair value of the arrangement was estimated to be EUR 14 million as of December 31, 2012. As of December 31, 2013 management’s best estimate of the fair value of the arrangement is EUR 7 million, based on the current funded status as of December 31, 2013 (swaps basis) and the economic and demographic risks of the UK Pension Fund. The change in fair value in 2013 is reported under Value adjustments in the table above.

Receivables

	2012	2013
Trade accounts receivable	83	80
Affiliated companies	7,690	7,177
Other receivables	23	5
Advances and prepaid expenses	16	28
Derivative instruments—assets	176	210

	7,988	7,500

Shareholders’ equity

Common shares

As of December 31, 2013, the issued and fully paid share capital consists of 937,845,789 common shares, each share having a par value of EUR 0.20.

In June 2013, Philips settled a dividend of EUR 0.75 per common share, representing a total value of EUR 678 million. Shareholders could elect for a cash dividend or a share dividend. Approximately 59.8% of the shareholders elected for a share dividend, resulting in the issuance of 18,491,337 new common shares. The settlement of the cash dividend resulted in a payment of EUR 272 million.

The following table shows the movements in the outstanding number of shares;

Share movement schedule

	2012	2013
Balance as of January 1	926,094,902	914,591,275
Dividend distributed	30,522,107	18,491,337
Purchase of treasury shares	(46,870,632)	(27,811,356)
Re-issuance of treasury shares	4,844,898	8,066,511
Balance as of December 31	914,591,275	913,337,767

Preference shares

The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to (de facto) take over control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. As of December 31, 2013, no preference shares have been issued.

Option rights/restricted shares

The Company has granted stock options on its common shares and rights to receive common shares in the future. Please refer to note 31, Share-based compensation, which is deemed incorporated and repeated herein by reference.

Treasury shares

In connection with the Company’s share repurchase programs, shares which have been repurchased and are held in treasury for (i) delivery upon exercise of options, performance and restricted share programs and employee share purchase programs, and (ii) capital reduction purposes, are accounted for as a reduction of shareholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a FIFO basis.

Any difference between the cost and the cash received at the time treasury shares are issued, is recorded in retained earnings.

Dividend withholding tax in connection with the Company’s purchase of treasury shares is recorded in retained earnings.

The following transactions took place resulting from employee option and share plans:

	2012	2013
Shares acquired	5,147	3,984
Average market price	EUR 17.86	EUR 22.51
Amount paid	EUR 0 million	EUR 0 million
Shares delivered	4,844,898	8,066,511
Average market price	EUR 24.39	EUR 28.35
Amount received	EUR 118 million	EUR 229 million
Total shares in treasury at year-end	28,712,954	20,650,427
Total cost	EUR 847 million	EUR 618 million

In order to reduce share capital, the following transactions took place:

	2012	2013
Shares acquired	46,865,485	27,807,372
Average market price	EUR 16.41	EUR 22.69
Amount paid	EUR 769 million	EUR 631 million
Reduction of capital stock	82,364,590	37,778,510
Total shares in treasury at year-end	13,828,733	3,857,595
Total cost	EUR 256 million	EUR 100 million

Dividend distribution

A proposal will be submitted to the 2014 General Meeting of Shareholders to pay a dividend of EUR 0.80 per common share, in cash or shares at the option of the shareholder, from the 2013 net income.

Legal reserves

As of December 31, 2013, legal reserves relate to the revaluation of assets and liabilities of acquired companies in the context of multi-stage acquisitions of EUR 23 million (2012: EUR 54 million), unrealized gains on available-for-sale financial assets of EUR 55 million (2012: EUR 54 million), unrealized gains on cash flow hedges of EUR 24 million (2012: EUR 20 million), ‘affiliated companies’ of EUR 1,319 million (2012: EUR 1,161 million) and unrealized currency translation losses of EUR 569 million (2012: EUR 93 million).

The item ‘affiliated companies’ relates to the ‘wettelijke reserve deelnemingen’, which is required by Dutch law. This reserve relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

Limitations in the distribution of shareholders’ equity

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity of EUR 1,609 million (2012: EUR 1,480 million). As at December 31, 2013, such limitations relate to common shares of EUR 188 million (2012: EUR 191 million) as well as to legal reserves included under ‘revaluation’ of EUR 23 million (2012: EUR 54 million), available-for-sale financial assets of EUR 55 million (2012: EUR 54 million), unrealized gains on cash flow hedges of EUR 24 million (2012: EUR 20 million) and ‘affiliated companies’ of EUR 1,319 million (2012: EUR 1,161 million).

The unrealized losses related to currency translation differences of EUR 569 million (2012: EUR 93 million), although qualifying as a legal reserve, reduce the distributable amount by their nature.

220      Annual Report 2013

12 Company financial statements 12.4 - 12.4

Long-term debt and short-term debt

Long-term debt

	(range of) interest rates	average interest rate	amount outstanding	due in 1 year	due after 1 year	due after 5 years	average remaining term (in years)	amount outstanding 2012
USD bonds	3.8 - 7.8%	5.6%	2,958	—	2,958	2,059	13.7	3,198
Convertible debentures								12
Private financing								2
Intercompany financing	0.0 - 2.3%	0.7%	2,296	2,296	—	—	0.6	442
Bank borrowings	1.5 - 2.2%	1.9%	450	250	200	200	3.6	450
Other long-term debt	1.8 - 19.0%	4.5%	47	47	—	—	1.0	49

			5,751	2,593	3,158	2,259		4,153
Corresponding data previous year			4,153	614	3,539	3,289		4,030

The following amounts of the long-term debt as of December 31, 2013, are due in the next five years:

2014	2,593
2015	—
2016	—
2017	—
2018	899

3,492
Corresponding amount previous year	864

Short-term debt

Short-term debt includes the current portion of outstanding external and intercompany long-term debt of EUR 2,593 million (2012: EUR 614 million), other debt to group companies totaling EUR 10,976 million (2012: EUR 11,015 million) and short-term bank borrowings of EUR 76 million (2012: EUR 113 million).

Other current liabilities

	2012	2013
Income tax payable	78	4
Other short-term liabilities	538	53
Accrued expenses	253	174
Derivative instruments—liabilities	592	471

	1,461	702

In 2012, Other short-term liabilities included a payable amount of EUR 509 million related to a fine from the European Commission following an investigation into alleged violation of competition rules in the Cathode-Ray Tubes (CRT) industry. The payable amount represented the aggregate of EUR 313 million paid by the Company and EUR 196 million, being 50% of the fine related to LPD. This amount was paid in 2013 and is therefore reflected in the reduction of other short-term liabilities compared with 2012.

Net income

Net income in 2013 amounted to a profit of EUR 1,169 million (2012: a loss of EUR 35 million). The increase of net results in 2013 compared to 2012 is especially due to the financial performance of affiliated companies.

Employees

The number of persons employed by the Company at year-end 2013 was 10 (2012: 10) and included the members of the Board of Management and certain leaders from functions, businesses and markets, together referred to as the Executive Committee.

For the remuneration of past and present members of both the Board of Management and the Supervisory Board, please refer to note 33, Information on remuneration, which is deemed incorporated and repeated herein by reference.

Contractual obligations and contingent liabilities not appearing in the balance sheet

Philips entered into contracts with several venture capitalists where it committed itself to make, under certain conditions, capital contributions to investment funds to an aggregated amount of EUR 40 million (2012: EUR 48 million) until June 30, 2021. As at December 31, 2013 capital contributions already made to these investment funds are recorded as available-for-sale financial assets within Other non-current financial assets. Furthermore, Philips made commitments to third parties in 2013 of EUR 16 million (2012: EUR 25 million) with respect to sponsoring activities. The amounts are due before 2016.

General guarantees as referred to in Section 403, Book 2, of the Dutch Civil Code, have been given by the Company on behalf of several group companies in the Netherlands. The liabilities of these companies to third parties and investments in associates totaled EUR 1,255 million as of year-end 2013 (2012: EUR 1,416 million).

Guarantees totaling EUR 255 million (2012: EUR 284 million) have also been given on behalf of other group companies and credit guarantees totaling EUR 15 million (2012: EUR 4 million) on behalf of unconsolidated companies and third parties. The Company is the head of a fiscal unity that contains the most significant Dutch wholly-owned group companies. The Company is therefore jointly and severally liable for the tax liabilities of the tax entity as a whole. For additional information, please refer to note 26, Contingent assets and liabilities , which is deemed incorporated and repeated herein by reference.

Audit fees

For a summary of the audit fees, please refer to the Group Financial statements, note 3, Income from operations, which is deemed incorporated and repeated herein by reference.

Subsequent events

Dutch pension plan contribution

On July 1 2013, Philips announced that it had reached an agreement with the Dutch trade unions on a new collective labor agreement that covers the period January 1, 2013 till December 31, 2014. The new agreement includes changes in the plan rules and the funding agreement with the Dutch pension plan, which is the company’s largest Defined Benefit pension plan. The plan changes have become effective as of January 1, 2014 and the new funding agreement has been signed by the Trustees of the Dutch pension plan. As part of these changes, Philips agreed to make a EUR 600 million contribution to the Dutch pension plan, of which EUR 240 million has been settled in cash on February 19, 2014. During 2014 and 2015, the remainder of the consideration will be settled through the transfer of assets and cash proceeds from the sale of assets which are currently owned by Philips. The (majority of the) contribution will need to be written off through other comprehensive income due to the asset ceiling restrictions in the plan.

Annual Report 2013      221

12 Company financial statements 12.5 - 12.5

Healthcare facility in Cleveland, Ohio

In our healthcare facility in Cleveland, Ohio, certain issues in the general area of manufacturing process controls were identified during an ongoing US Food and Drug Administration (FDA) inspection. To address these issues, on January 10 we started a voluntary, temporary suspension of new production at the facility, primarily to strengthen manufacturing process controls. Currently, there is no indication of product safety issues. This action is estimated to have a negative impact on the sector’s Adjusted IFO of approximately EUR 60 to 70 million in the first half of 2014, of which we expect to recover a substantial part in the second half of 2014.

Transfer of the remaining 30%-stake in TP Vision Holding to TPV Technology

On January 20, 2014 Philips announced that it has signed a term sheet to transfer the remaining 30% stake in the TP Vision venture to TPV Technology Limited. The signing of definitive agreements is expected to take place in the first quarter of 2014, with completion expected in the second half of 2014, subject to certain regulatory and TPV shareholder approvals. After completion, TPV will fully own TP Vision, which will enable further integration with TPV’s TV business.

The remaining 30% stake in the TP Vision venture will be transferred for a deferred purchase price and all outstanding loans and stand-by facilities between Philips and the TP Vision venture will be transferred to TPV. The brand license agreement between Philips and the TP Vision venture will remain in place, with an annual royalty of 2.2% of sales payable by the TP Vision venture to Philips. The minimum annual royalty has been reduced from EUR 50 million to EUR 40 million. The agreement includes a EUR 50 million transaction-related payment, which Philips has accounted for in the fourth quarter of 2013 under Results relating to investments in associates (see note 6, Interests in entities).

LTI coverage program

To cover Philips’ outstanding obligations resulting from past and present long-term incentive and employee stock purchase programs dating back to 2004, Philips will repurchase up to 12 million additional Philips shares on NYSE Euronext Amsterdam, to be executed during 2014. The shares repurchased will be held by Philips as treasury shares until they are distributed to participants.

Philips started this program as of January 28, 2014 and will enter into subsequent discretionary management agreements with one or more banks to repurchase Philips shares within the limits of relevant laws and regulations (in particular EC Regulation 2273/2003) and Philips’ articles of association. All transactions are published on Philips’ website (www.philips.com/investor) on a weekly basis.

The LTI coverage program is over and above the existing EUR 1.5 billion share repurchase program for cancellation purposes which started on October 21, 2013.

February 25, 2014

The Supervisory Board

The Board of Management

12.5 Independent auditor’s report—Company

Independent auditor’s report

To the Supervisory Board and Shareholders of Koninklijke Philips N.V.:

Report on the Company financial statements

We have audited the accompanying Company financial statements 2013 which are part of the financial statements of Koninklijke Philips N.V., Eindhoven, the Netherlands, and comprise the Company balance sheets as at December 31, 2013, the Company statements of income, and changes in equity for the year then ended and notes, comprising a summary of the accounting policies and other explanatory information in section 12 and 12.4.

Management’s responsibility

The Board of Management is responsible for the preparation and fair presentation of these Company financial statements and the preparation of the Management report, both in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the Company financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the Company financial statements give a true and fair view of the financial position of Koninklijke Philips N.V. as at December 31, 2013 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirements under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the Management report as defined in the introduction paragraph of section 11 Group financial statements, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub 1 at b - h has been annexed. Further, we report that the Management report, to the extent we can assess, is consistent with the Company financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Amsterdam, The Netherlands

February 25, 2014

KPMG Accountants N.V.

J.F.C. van Everdingen RA

222      Annual Report 2013

13 Sustainability statements 13 - 13

13 Sustainability statements

Approach to sustainability reporting

Philips has a long tradition of sustainability reporting, beginning in 1999 when we published our first environmental annual report. This was expanded in 2003, with the launch of our first sustainability annual report, which provided details of our social and economic performance in addition to our environmental results.

In 2008, we decided to publish an integrated financial, social and environmental report, reflecting the progress we have made embedding sustainability in our way of doing business. This is also supported by the inclusion of sustainability in the Philips Mission, Vision and the company strategy.

This is our sixth annual integrated financial, social and environmental report.

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

Stakeholders

We seek to engage stakeholders across all our activities to gain their feedback on specific areas of our business. Working in partnerships is crucial in delivering on our vision to make the world healthier and more sustainable through innovation. In addition to engagement with our customers, our suppliers, employees, local communities and governments, we participate in meetings and task forces as a member of organizations including the WBCSD, World Economic Forum, Electronic Industry Citizenship Coalition (EICC), Carbon Disclosure Project Supply Chain, European Committee of Domestic Equipment Manufacturers (CECED), Federation of National Manufacturers Associations for Luminaires and Electrotechnical Components for Luminaires in the European Union (CELMA), European Coordination Committee of the Radiological, Electromedical and Healthcare IT Industry (COCIR), Digital Europe, European Lamp Companies Federation (ELC), European Roundtable of Industrialists (ERT), National Electrical Manufacturers Association (NEMA), Environmental Leadership Council of the Information Technology Industry Council (ELC ITIC), Consumer Electronics Association (CEA), Association of Home Appliance Manufacturers (AHAM), Healthcare Plastics Recycling Council (HPRC) and the Ellen MacArthur Foundation.

A multi-stakeholder project with the Sustainable Trade Initiative (IDH), a number of NGOs, and electronic companies was started in 2011 and continued in 2013. The program focuses on improving working circumstances in the electronics industry in China.

Furthermore, we engaged with the leading Dutch labor union (FNV) and a number of NGOs, including Enough, GoodElectronics, MakeITfair, the Chinese Institute of Public and Environmental Affairs, SOMO, Amnesty International, Greenpeace and Friends of the Earth.

Reporting standards

In this report, we have followed relevant best practice standards and international guidelines while reporting on our sustainability performance. Most important are the Global Reporting Initiative’s (GRI) new G4 Sustainability Reporting Guidelines as well as the International Integrated Reporting Council (IIRC) Integrated Reporting <IR> framework.

A detailed overview of the G4 Comprehensive Indicators is provided at the end of this section.

Sustainability is integrated in our company strategy and embedded in the organization. We have tried to reflect this “integrated thinking” while writing this report, in line with the <IR> framework.

We signed on to the United Nations Global Compact in March 2007, joining thousands of companies from all regions of the world as well as international labor and civil society organizations to advance 10 universal principles in the areas of human rights, labor, the environment and anti- corruption. Our General Business Principles, Sustainability and Environmental Policies, and our Supplier Sustainability Declaration are the cornerstones that enable us to live up to the standards set by the Global Compact. This is closely monitored and reported, as illustrated throughout this report, which is also our annual Communication on Progress (COP) submitted to the UN Global Compact Office.

Material aspects and our focus

Based on ongoing trend analysis, stakeholder input and media analysis, we identify the key material aspects for our company from a sustainability perspective. We have mapped the aspects in the table below, taking into account the:

•	level of concern to society at large and stakeholders, versus

•	significance of the environmental and social impact on and by Philips through our operations and products/solutions.

This is a dynamic process, as we continuously monitor the world around us. We develop our policies and programs based on our findings. The results have been reviewed and approved by the Sustainability Board.

Annual Report 2013      223

13 Sustainability statements 13 - 13

Key material aspects

Reference1)
Environmental		Boundaries

- Climate change	section 2.3, Market opportunities, of this report section 4.3, Environmental performance, of this report chapter 13, Sustainability statements, of this report	Supply chain, operations, use phase

- Energy efficiency	section 2.3, Market opportunities, of this report section 4.3, Environmental performance, of this report chapter 13, Sustainability statements, of this report	Supply chain, operations, use phase

- Clean technologies	sub-section 5.4.1, About Innovation, Group & Services, of this report	Use phase

- Circular Economy (incl. resource efficiency and collection & recycling)	Message from the CEO, of this report sub-section 4.3.1, Green Innovation, of this report section 4.3, Environmental performance, of this report sub-section 13.2.2, Supplier indicators, of this report	Supply chain, operations, use phase

- Biodiversity (increased focus on natural resources)	section 4.3, Environmental performance, of this report chapter 13, Sustainability statements, of this report	Operations, use phase

- Water scarcity	chapter 13, Sustainability statements, of this report	Operations

- Pollution (incl. air and acidification)	sub-section 5.4.1, About Innovation, Group & Services, of this report	Operations, use phase

Reference1)

Societal		Boundaries

- Aging population	Message from the CEO, of this report section 2.3, Market opportunities, of this report section 5.1, Healthcare, of this report	Use phase

- Rising healthcare costs	Message from the CEO, of this report section 2.3, Market opportunities, of this report section 5.1, Healthcare, of this report	Use phase

- Chronic and lifestyle related diseases	Message from the CEO, of this report section 2.3, Market opportunities, of this report section 5.1, Healthcare, of this report	Use phase

- Healthy Living	Message from the CEO, of this report section 2.3, Market opportunities, of this report section 5.2, Consumer Lifestyle, of this report	Use phase

- Expanding middle class in growth geographies	Message from the CEO, of this report section 5.2, Consumer Lifestyle, of this report	Use phase

- Responsible Supply Chains (inc. human rights)	section 4.2, Social performance, of this report chapter 13, Sustainability statements, of this report	Supply chain

- Demographic shift and urbanization	section 2.3, Market opportunities, of this report sub-section 5.3.1, Lighting business landscape, of this report	Use phase

- Conflict minerals	sub-section 4.2.10, Supplier sustainability, of this report sub-section 13.2.2, Supplier indicators, of this report	Supply chain

- Employee health and safety	section 4.2, Social performance, of this report	Supply chain, operations

- Economic downturn	Message from the CEO, of this report	Supply chain, operations, use phase

224      Annual Report 2013

13 Sustainability statements 13 - 13

Reference1)

Governance		Boundaries

- Privacy and on-line sales	section 6.5, Compliance risks, of this report	Operations, use phase

- Business ethics and General Business Principles	section 6.5, Compliance risks, of this report	Supply chain, operations, use phase

- Partnerships and co-creation	sub-section 5.4.1, About Innovation, Group & Services, of this report chapter 13, Sustainability statements, of this report	Supply chain, use phase

- Impact of social media	sub-section 4.2.8, Stakeholder engagement, of this report section 6.4, Operational risks, of this report	Supply chain, operations, use phase

- Stakeholder activism and transparency	sub-section 4.2.8, Stakeholder engagement, of this report sub-section 4.2.10, Supplier sustainability, of this report section 6.4, Operational risks, of this report	Supply chain, operations, use phase

- Metrics beyond financials	section 4.2, Social performance, of this report section 4.3, Environmental performance, of this report chapter 13, Sustainability statements, of this report	Supply chain, operations, use phase

- Product regulation (inc. transparency on chemicals)

section 6.5, Compliance risks, of this report

sub-section 5.1.2, About Philips Healthcare, of this report

sub-section 5.2.2, About Philips Consumer Lifestyle, of this report sub-section 5.3.2, About Philips Lighting, of this report

Supply chain, operations, use phase

- Diversity	section 2.5, Our people, of this report sub-section 4.2.3, Diversity and inclusion, of this report	Operations

1)

With the exception of section 4.2, Social performance, of this report, section 4.3, Environmental performance, of this report, and chapter 13, Sustainability statements, of this report, the sections and chapters referred to are not included in the scope of the assurance engagement

Programs and targets

Our sustainability commitments are grouped under the label EcoVision, comprising the following elements:

	target 2015	baseline year

Green Product Sales	50% of total sales

Lives Improved	2 billion

Green Innovation

- Investments	EUR 2 billion (cumulative)	2010

- Energy Efficiency	49 Lumen/Watt (up 50%)	2009

- Materials

- Collection & Recycling	45,000 tonnes (up 100%)	2009

- Recycled content	15,000 tonnes (up 100%)	2009

Green Operations

- CO2 reduction	40%	2007

- Health & Safety	0.26 Lost Workday Injury Cases per 100 FTE

Supplier Sustainability1)	72% compliant

1)	For more information see sub-section 13.2.2, Supplier indicators, of this report

All of our programs are guided by the Philips General Business Principles, which provide the framework for all of our business decisions and actions.

Boundaries of sustainability reporting

Our sustainability performance reporting encompasses the consolidated Philips Group activities, following the consolidation criteria detailed in this section. As a result of impact assessments of our value chain we have identified the material topics, determined their relative impact in the value chain (supply chain, our own operations, and use phase of our products) and report for each topic on the relevant parts of the value chain. More details on our impact are provided in the relevant sections.

The consolidated selected financial information in this sustainability statements section has been derived from the Group Financial Statements, which are based on IFRS.

Comparability and completeness

We used expert opinions and estimates for some parts of the Key Performance Indicator calculations. There is therefore an inherent uncertainty in our calculations. The figures reported are Philips’ best estimate. As our insight increases, we may enhance the methodology in the future.

The Green Product definition has changed in 2013 for Lighting; with the phase-out of incandescent lamps, the Eco Halogen lamp became the reference product for many lamps and was not included in our Green Product sales any longer. This had a downward impact on the Green Product sales of Lighting of some 4%. At the same time it was decided to include sustainable services provided by the business group Professional Lighting Solutions (PLS) in the Green Product definition Lighting. This had an upward impact of 1,5% on the Green Product sales of this sector.

The emissions of substances data is based on measurements and estimates at manufacturing site level. There is therefore an inherent uncertainty in our calculations. The figures reported are Philips’ best estimate. As our insight increases, we may enhance the methodology in the future.

Integration of newly acquired activities is scheduled according to a defined integration timetable (in principle, first full reporting year after the year of acquisition) and subject to the integration agenda. Data for activities that are divested during the reporting year are not included in full-year reporting. Environmental data are reported for manufacturing sites with more than 50 industrial employees.

Social data cover all employees, including temporary employees, but exclude contract workers. Due to the implementation of new HRM systems, we are able to provide exit diversity information on Philips employees as from 2012. Historical comparisons may not be available, however.

Annual Report 2013      225

13 Sustainability statements 13 - 13

Health and safety data is reported for units with over 50 FTEs (full-time equivalents) and is voluntary for smaller units. New acquisitions must report, in principle, the first year after acquisition and subject to the integration agenda. Data for activities that are divested during the reporting year are not included in full-year reporting.

In line with the discontinued operations presentation in the Group financial statements regarding the Audio, Video, Multimedia and Accessories (AVM&A) business, we have excluded the AVM&A data from the consolidated Sustainability data. Where the impact of the exclusion was material, we clearly disclosed the impact.

Prior-period financial statements have been restated for the treatment of Audio, Video, Multimedia and Accessories as discontinued operations and the adoption of IAS 19R, which mainly relates to accounting for pensions.

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

Green Products need to prove leadership in at least one Green Focal Area compared to industry standards, which is defined by a sector specific peer group. This is done either by outperforming reference products (which can be a competitor or predecessor product in the particular product family) by at least 10%, outperforming product-specific eco-requirements or by being awarded with a recognized eco-performance label. Because of different product portfolios, sectors have specified additional criteria for Green Products, including product-specific minimum requirements where relevant.

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

Internal validation processes are followed and peer audits performed to ensure consistent data quality and to assess the robustness of data reporting systems.

These environmental data from manufacturing are tracked and reported to measure progress against our Green operations program targets.

Reporting on ISO 14001 certification is based on manufacturing units reporting in the sustainability reporting system.

Operational carbon footprint

The Philips operational carbon footprint (Scope 1, 2 and 3) is calculated on a half-yearly basis and includes:

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

•	Based on the Maplecroft Human Rights Risk Indexes, risk countries for Supply Management in 2013 were: Brazil, China, India, Indonesia, Mexico, Ukraine, and Vietnam.

•	Suppliers of new ventures are included to the extent that the integration process of these ventures has been finalized. Normative integration period is two years after closure of the new venture.

Sustainability governance

Sustainability is strongly embedded in our core business processes, like innovation (EcoDesign), sourcing (Supplier Sustainability Involvement Program), manufacturing (Green Manufacturing 2015) and Logistics (Green Logistics) and projects like the Circular Economy initiative.

The Sustainability Board is the highest governing sustainability body in Philips, chaired by Jim Andrew, member of the Executive Committee. Three other Executive Committee members sit in the Sustainability Board

226      Annual Report 2013

13 Sustainability statements 13 - 13.2.1

jointly with sector and functional executives. The Sustainability Board convenes four times per year, defines Philips’ sustainability strategy and programs, monitors progress and takes corrective action where needed.

Progress on Sustainability is communicated internally on a quarterly basis to Philips staff and at least annually in the Executive Committee and Supervisory Board.

External assurance

KPMG has provided reasonable assurance on whether the information in chapter 13, Sustainability statements, of this report and section 4.2, Social performance, of this report and section 4.3, Environmental performance, of this report presents fairly, in all material respects, the sustainability performance in accordance with the reporting criteria. We refer to section 13.4, Independent assurance report, of this report.

13.1 Economic indicators

This section provides summarized information on contributions on an accruals basis to the most important economic stakeholders as a basis to drive economic growth. For a full understanding of each of these indicators, see the specific financial statements and notes in this report.

Distribution of direct economic benefits

in millions of euros

	2011	2012	2013
Suppliers: goods and services	12,732	14,466	13,641
Employees: salaries and wages	4,668	5,499	4,983
Shareholders: distribution from retained earnings	711	687	678
Government: corporate income taxes	251	185	466
Capital providers: net interest	302	325	268

Total purchased goods and services amounted to EUR 13.6 billion, representing 58% of total revenues of the Philips Group. Of this amount, 70% was spent with global suppliers, the remainder with local suppliers. Compared to 2012, spending decreased significantly mainly as a result of Bill of Material savings.

In 2013, the salaries and wages totaled EUR 4.98 billion. This amount is some EUR 500 million lower than in 2012, caused by a reduction in headcount and lower restructuring costs. See note 3, Income from operations for more information.

Dividend distributed to shareholders amounted to EUR 678 million, comparable to 2012.

Income taxes amounted to EUR 466 million, compared to EUR 185 million in 2012. The effective income tax rate was 28.1%, compared to 58.0% in 2012. Excluding the non-tax-deductible European Commission fine and charges related to various legal matters in 2012, the effective tax rate in 2012 was 25.5%. The 2.6 percentage points increase in 2013 was mainly related to a higher weighted average statutory income tax rate in 2013 due to a change in the country mix of profit and loss, which was partly offset by lower valuation allowances.

For a further understanding, see note 5, Income taxes.

13.2 Social statements

This section provides additional information on (some of) the social performance parameters reported in section 4.2, Social performance, of this report

13.2.1 General Business Principles

The analysis is based upon 335 concerns reported via the formal GBP procedure in 2013 relating to alleged violations of the General Business Principles (GBP), compared to 374 in 2012.

The decrease in the overall number of concerns reported can mainly be attributed to a decrease in the Americas. We see a slight decrease in percentage of reported concerns in North America, which accounted for 43% of all concerns (2012: 47%), and a continued decrease in concerns reported in Latin America (2013: 17%; 2012: 21%, 2011: 32%). Europe and the Middle East show a stable 15% of the total number of reported concerns (2012: 15%). Only the Asia Pacific region, which accounted for 25% of all concerns, shows a notable and continuing increase in reports (2012: 18%). The continuing dominance in North America we believe is due to a corporate culture in which employees are very much aware of compliance issues, their rights and the opportunities for reporting potential violations. The continuing increase in the Asia Pacific region we believe is the consequence of our efforts in that region to strengthen our corporate culture in the area of ethics and compliance.

Most common types of reported concerns

Treatment of employees

The most common reported concern remains related to the Treatment of employees category, which represented 61% of all reports (2012: 55%). As in 2012, the vast majority of the Treatment of employees concerns (81%) remains related to two issues – Equal and fair treatment and Respectful treatment.

Concerns regarding Equal and fair treatment – primarily favoritism, discrimination and unfair treatment – originated principally in the US. Of the concerns reported in the US, 39% related to equal and fair treatment, whereas that figure was 24% for Philips.

Most concerns regarding lack of Respectful treatment – primarily verbal abuse, (sexual) harassment and hostile work environment – again come from the US. Of the concerns reported in the US, 33% related to respectful treatment; compared to 25% for Philips as a whole.

Business integrity

In second place, with 33% of the total number of reports, are concerns reported in the Business integrity category (2012: 32%). Most concerns (60%) in this category originate in the Asia Pacific region. Followed by the regions North America and Europe and Middle East (both 17%) and Latin America (7%).

More information on these categories can be found in the GBP Directives on www.philips.com/gbp.

Breakdown of reported GBP concerns

	2009	2010	2011	2012	2013
Health & Safety	6	3	2	11	3

Treatment of employees	162	184	132	205	203
- Collective bargaining	—	1	—	1	5
- Equal and fair treatment	63	64	41	72	80
- Employee development	3	1	—	—	4
- Employee privacy	2	2	1	1	1
- Employee relations	15	4	1	2	5
- Respectful treatment	53	96	71	102	84
- Remuneration	22	12	6	15	15
- Right to organize	—	—	—	1	—
- Working hours	4	4	2	—	3
- HR other	—	—	10	11	6

Legal	4	13	10	19	9

Business Integrity	88	112	107	119	109

Supply management	4	4	3	3	5

IT	—	—	—	—	6

Other	54	22	15	17	—

Total	318	338	269	374	335

Substantiated versus unsubstantiated concerns

Although 89 of the 335 GBP concerns reported in 2013 are still pending (especially those lodged during the last three months of the year), the table of investigated concerns provides an initial indication of the number of substantiated concerns compared to the number of concerns which, upon investigation, could not be substantiated.

Out of the 246 concerns investigated, it was found that roughly one quarter (28%) were justified, comparable with 2012 (26%).

Annual Report 2013      227

13 Sustainability statements 13.2.1 - 13.2.2

With regard to concerns regarding Treatment of employees, there was a notable increase in the number of justified concerns to 20% of the total number of concerns in this category, back to the level of 2011 (2012: 13%, 2011: 21%).

In the other major category, i.e. the investigated concerns in the Business integrity category, the percentage of concerns that was justified increased considerably to 50% (2012: 42%).

A range of disciplinary and corrective measures have been implemented as a result of established violations of the General Business Principles, ranging from dismissal and written warnings to awareness training sessions and organizational measures.

Classification of the concerns investigated

		2011		2012		2013
category	substantiated	unsubstantiated	substantiated	unsubstantiated	substantiated	unsubstantiated
Health & Safety	—	2	2	7	—	2
Treatment of employees	18	68	22	150	33	136
Legal	—	5	5	8	2	2
Business Integrity	33	43	37	51	32	32
Supply Management	2	1	1	—	—	3
IT	—	—	—	—	3	1
Other	3	5	11	4	—	—

Total	56	124	78	220	70	176

13.2.2 Supplier indicators

In addition to our own sustainability activities, we also engage our suppliers and their suppliers toward better sustainability practices. To that end, we are active in various supply chain initiatives around the world.

Philips has a direct business relationship with approximately 10,000 product and component suppliers and 30,000 service providers. Given the size and complexity of our supply chain we need to focus our efforts. Therefore, we developed an approach based on the supplier’s sustainability risk profile related to spend, country of production, business risk and type of supplier relationship. The risk profile is used to select suppliers for inclusion in our sustainability audit program, conflict minerals, hazardous substance management and IDH Electronics program.

Philips Supplier Sustainability Declaration

The Philips Supplier Sustainability Declaration is based on the EICC Code of Conduct and in line with our General Business Principles, we added requirements on Freedom of Association and Collective Bargaining. The topics covered include labor and human rights, worker health and safety, environmental impact, ethics, and management systems. We monitor supplier compliance to the Declaration through a system of regular audits.

In 2012 we updated the Philips Supplier Sustainability Declaration, in line with the new version of the EICC Code of Conduct. In 2013, we rolled-out the updated Declaration via the new purchasing contracts signed with suppliers, and via all trainings and audits done per January 1, 2013. The updated Declaration includes 4 entirely new provisions, and 14 updates to existing provisions. The new provisions are related to responsible sourcing of minerals, protection of privacy, non-retaliation, and supplier responsibility to monitor code compliance at next tier suppliers.

The Declaration requires suppliers to cascade the EICC Code down to their next tier suppliers. Suppliers must regard the Code as a total supply chain initiative and at a minimum, also require its next tier suppliers to acknowledge and implement the Code. This roll-out to deeper levels in the supply chain is reviewed during the on-site audits, where it is assessed how requirements have been communicated to the next tier suppliers and whether there is an effective process in place to ensure that the next tier suppliers implement the Code.

Risk suppliers with who we have a direct business relationship are included in the supplier sustainability audit program, and most of these are tier 1 suppliers. However, sometimes Philips also selects and prescribes the tier 2 suppliers, in which case these tier 2 suppliers will also be included in the audit program.

Supplier Sustainability Audit Program

We monitor supplier compliance with the Declaration through a system of regular audits. During these audits, an independent external party visits the supplier’s site for several man-days to hold interviews with workers and management, do a factory tour, and review documentation. Based on their risk profile, 572 risk suppliers are included in the supplier audit and development program; the majority of these are in China. During the audits, compliance with all sections of the Declaration is reviewed. In the event of non-compliance (NC) we require suppliers to make a corrective action plan, and we monitor its implementation until all major NCs are resolved. Full-scope audits are conducted in a 3-year cycle; to date we have audited 90% of all identified risk suppliers.

2013 Audits

In 2013 we audited 200 of our current risk suppliers, including 131 continued conformance audits with suppliers that we already audited in 2010. Risk suppliers from recently acquired companies are also included, and this year we audited 27 suppliers from the acquisitions of Povos and Preethi. As in previous years, the majority of the audits were done in China. Also in Brazil, India and Mexico audits were done, as well as a small number of audits in Indonesia, Ukraine and Vietnam. With these audits we directly or indirectly impacted over 110,000 workers employed at the production sites that were audited.

On top of the audits with current risk suppliers, we also audited 59 potential suppliers during the supplier selection process. These potential suppliers need to close any zero-tolerance issues before they can start delivering to Philips. Below we report on the findings at existing suppliers only; findings at potential suppliers are not included in this report since these suppliers are not (yet) part of Philips’ supply base.

228      Annual Report 2013

13 Sustainability statements 13.2.2 - 13.2.2

To track improvements Philips measures the ‘compliance rate’ for the identified risk suppliers, being the percentage of risk suppliers was audited within the last 3 years and don’t have – or have resolved all – major NCs. During 2013 we achieved a compliance rate of 77% (2012: 75%).

Per January 2013 we rolled out an updated version of the Philips Supplier Sustainability Declaration and audit checklist. Philips follows the EICC classification for distinguishing major and minor NCs, and in the new audit checklist the classification of what is a major and what is a minor NC changed for several topics. This explains some of the differences in audit findings 2013 compared to 2012.

Audit findings

Below table shows the results of the full scope audits done during 2013. When the audit reveals areas of non-compliance we request suppliers to implement corrective actions and our sustainability experts and independent third party auditors monitor the implementation during resolution audits. The results of the resolution audits are not included in the table below.

Positive trends compared to last year

•	Occupational safety (NCs down 29%)

•	Working hours (on average 22% less NCs in 2013)

•	Emergency preparedness (NCs down 8%)

•	Wages and benefits (NCs down 8%)

Above topics belong to the most frequently observed areas of non- compliance and therefore, during our supplier development activities and visits we have paid more attention to these topics in 2013.

Negative trends compared to last year

•	Business integrity (NCs up 28% – no training provided for employees)

•	Freely chosen employment (NCs up 11% – workers paying deposits)

•	Child labor prohibition/young worker management (NCs up 10% – young employees working overtime)

Above increases we believe are mostly the result of more stringent criteria in the new EICC audit checklist.

Management systems

There may be areas where our audits reveal compliance in actual practice, but the related underlying management systems to safeguard continued compliance may not be sufficient. Therefore, also management systems are reviewed during the audits. Although the 2013 audits show improvements compared to previous years, we see this as a continued weak area at suppliers where further capacity building is necessary. Related to management systems the most frequently observed NCs are a lack of third-party certified management systems, supplier responsibility (EICC Code requirements have not been communicated to the next tier suppliers), insufficient management accountability and responsibility, and absence of improvement objectives.

Annual Report 2013      229

13 Sustainability statements 13.2.2 - 13.2.2

Summary of 2013 initial and continued conformance audit findings per region suppliers with one or more major non-compliances per category (in % of suppliers audited in 2013)

“<10%” means that <10% of the supplier audits done in 2013 showed areas of non-compliance for a certain topic

	China	Asia excl. China	LATAM	EMEA	Total
No. of audits	139	35	24	2	200
Initial audits	44	15	9	1	69
Continued conformance audits	95	20	15	1	131
Average number of non-compliances per audit	11	18	9	11	12
Workers employed at sites audited	88,775	13,008	8,067	516	110,336

Labor
Freely Chosen Employment1)	10-25%	50-75%	10-25%	—	10-25%
Child labor prohibition/young worker management2)	10-25%	<10%	<10%	—	10-25%
Working hours	50-75%	50-75%	<10%	—	50-75%
Wages and Benefits	50-75%	25-50%	—	50-75%	25-50%
Humane Treatment	<10%	<10%	<10%	—	<10%
Non-discrimination	<10%	—	—	—	<10%
Freedom of association	—	10-25%	<10%	—	<10%
Health & Safety
Occupational Safety	25-50%	25-50%	<10%	50-75%	25-50%
Emergency Preparedness	25-50%	50-75%	25-50%	>75%	25-50%
Occupational Injury and Illness	25-50%	25-50%	10-25%	50-75%	25-50%
Industrial Hygiene	25-50%	25-50%	<10%	>75%	25-50%
Physically demanding work	<10%	<10%	10-25%	—	<10%
Machine safeguarding	10-25%	<10%	—	50-75%	10-25%
Food Sanitation and Housing	10-25%	10-25%	10-25%	50-75%	10-25%
Environment
Environmental Permits and Reporting	10-25%	25-50%	10-25%	>75%	10-25%
Pollution prevention and resource reduction	<10%	25-50%	10-25%	—	<10%
Hazardous substances	25-50%	25-50%	—	50-75%	25-50%
Waste water and solid waste	<10%	<10%	10-25%	50-75%	<10%
Air emissions	10-25%	<10%	10-25%	—	10-25%
Product content restrictions	—	—	—	—	—
Management systems
Certified management system (SA8000, etc.)	50-75%	>75%	50-75%	>75%	50-75%
Company commitment	10-25%	25-50%	10-25%	—	10-25%
Management accountability and responsibility	25-50%	50-75%	25-50%	50-75%	25-50%
Legal and customer requirements	10-25%	25-50%	25-50%	—	10-25%
Risk assessment and risk management	25-50%	50-75%	10-25%	>75%	25-50%
Improvement objectives	25-50%	50-75%	25-50%	—	25-50%
Training	10-25%	50-75%	25-50%	—	25-50%
Communication	10-25%	25-50%	10-25%	—	25-50%
Worker feedback and participation	10-25%	25-50%	10-25%	—	10-25%
Audits and assessments	25-50%	50-75%	25-50%	—	25-50%
Corrective action process	25-50%	25-50%	25-50%	—	25-50%
Documentation and records	10-25%	25-50%	<10%	—	10-25%
Supplier responsibility	25-50%	50-75%	25-50%	—	25-50%
Ethics
Business Integrity	25-50%	25-50%	25-50%	—	25-50%
No improper advantage	<10%	<10%	25-50%	—	<10%
Disclosure of information	<10%	<10%	—	—	<10%
Protection of Intellectual Property	<10%	25-50%	<10%	—	<10%
Fair business, advertising and competition	10-25%	<10%	10-25%	—	<10%
Protection of identity	<10%	25-50%	10-25%	—	<10%
Responsible sourcing of minerals	<10%	<10%	—	—	<10%

230      Annual Report 2013

13 Sustainability statements 13.2.2 - 13.2.2

	China	Asia excl. China	LATAM	EMEA	Total
Privacy	—	—	—	—	—
Non-retaliation	<10%	<10%	<10%	—	<10%
General
EICC Code	<10%	25-50%	10-25%	50-75%	10-25%

1)

Freely Chosen Employment: these cases are related to workers having to pay a deposit to their employer, which is not acceptable under the EICC Code of Conduct. We requested suppliers to take corrective action and verified that the deposits were returned to the workers and supplier policies were changed.

2)

Child labor avoidance/young worker management: this is related to A) 20 cases of young workers (16 – 18 years) working overtime hours, which is not allowed by local laws. We requested suppliers to stop this and verified implementation of corrective action during resolving audits. B) two cases of historic child labor, where a labor agency and a supplier hired 2 workers a couple of months prior to reaching the legal age. We requested suppliers to strengthen its management system and age verification procedure, and ensured that the workers were enrolled in the young worker management program. If we find any cases of child labor, we require suppliers to take immediate action according to the ILO guidelines for employers of child labor, see also our child labor policy

Implementing corrective actions

On average we see 12 major NCs per supplier audit, and work with each supplier to resolve these NCs within 90 days where possible. Goal is to improve the conditions in the supplier factories. Therefore, we focus on training, supplier development and implementation of corrective action plans with those suppliers. In exceptional cases where the supplier is unwilling to improve, we will decide to end the business relationship, which we did for 15 suppliers in 2013.

If Philips notices that there is a delay in the realization of the corrective action plan by the supplier, Philips uses a stratified approach for consequence management. Depending on the root cause why the supplier is not taking sufficient corrective actions, Philips can decide to: send a formal warning to the supplier; allocate no new projects; allocate no new orders; or stop doing business.

Audit progress and targets

2013 Goals	Progress

Compliance rate: 67%	Reached 77% compliance rate

2014 Goals

75% of corrective actions implemented within 90 days (for major NCs found in 2014 audits)

More information on the Supplier Sustainability Involvement Program, the Philips Supplier Sustainability Declaration and audit approach can be found at www.philips.com/suppliers.

Supplier training and capacity building

Based on many years of experience with the audit program, we know that a combination of audits, capacity building, consequence management and structural attention from management is crucial to realize structural and lasting changes at supplier production sites.

Developing risk suppliers

Since 2012 we are extending our capacity building initiatives which are offered to help suppliers improve their practices. We organize classroom training sessions, Philips sustainability experts regularly visit suppliers to provide on-site consultancy and training, and we invite suppliers to participate in trainings provided by the EICC.

This is what we did different in 2013 training sessions, to improve the impact of the supplier trainings and audit results:

•	Smaller groups (less than 40 attendees per training, more training sessions, 22 full days of training were given), to enable more interaction and dialogue with and between suppliers

•	Suppliers performed self-assessments prior to the training

•	Suppliers learned how to do a self-audit after the training, Philips experts helped suppliers in this process and with the follow-up actions

In China we invited suppliers for classroom training sessions which were attended by over 190 active and potential suppliers, representing a workforce of more than 120,000 factory workers in total. Next to basic training on the EICC Code of Conduct, dedicated trainings were provided for areas where we often see weak performance during the audits, e.g. fire safety, working hours, and management systems.

We continued our training programs for Philips buyers and quality managers, supporting them to further integrate sustainability in their daily work with suppliers.

Supplier training and capacity building

2013 Goals	Progress

35% of active risk suppliers in China involved in supplier sustainability development program	Supplier sustainability development program was initiated in China. 44% suppliers are involved in sustainability development program

Worked together with Philips customers to improve sustainability performance over multiple tiers of the supply chain, harmonizing sustainability expectations and requirements towards suppliers.

2014

Roll-out best practices and learnings from IDH electronics program to Chinese suppliers included in audit program

Start dedicated 3-year program to improve Health & Safety conditions in supplier factories. Start roll-out to 20% of the Chinese suppliers in 2014

Sustainable Trade Initiative IDH

Since 2011 Philips has been an active initiator and participant in the IDH Electronics Program, a multi-stakeholder initiative sponsored by the Dutch government to accelerate sustainable trade by building partnerships between leading multinationals, civil society organizations, governments, and other stakeholders.

The IDH Electronics Program aims to support the development of sustainable and innovative workforce management practices for over 75 suppliers. Unlike other CSR programs that have been implemented previously in the industry, this program steers away from traditional auditing methods and seeks to make a significant impact by building and up-scaling the skills of both workers and management. By promoting worker-management dialogue and helping to develop employees’ skills and careers, the program strives to reduce employee turnover and wastage, improve energy efficiency and improve the overall performance of supplier factories. The goal is to improve working conditions for more than 500,000 employees in the electronics sector.

Participating suppliers are given an ‘Entry Point Assessment’ to identify issues that affect both factory management and employees, such as worker-management communication, occupational health and safety,

Annual Report 2013      231

13 Sustainability statements 13.2.2 - 13.2.2

production, performance management and environmental issues. This is then used to develop a tailor-made action plan with each supplier, based on improved dialogue between management and employees. Suppliers receive support over a period of up to 24 months, and the cost of the program is shared between the supplier, Philips, and the IDH.

In 2013, IDH was extended from the Pearl River Delta Area to include the Yangtze River Delta area. As of year-end 2013, the program covers 52 suppliers to Philips, Apple, Nokia, Dell and Hewlett-Packard. A total of 15 Philips suppliers are now involved in the program, seven in the Yangtze River Delta area and eight in the Pearl River Delta Area, covering around 17,000 employees. Together with other branded goods manufacturers, we are going beyond a supplier audit. In order to ensure a worthwhile output we are also working together with suppliers and the IDH program team to identify the top three improvement actions, and we are monitoring progress closely. Suppliers such as ‘company B’ are starting to see the benefits of this program.

IDH

2013 Goals	Progress

Increase number of participating Philips suppliers from 7 to 15 suppliers	15 suppliers are now participating. Another 5 were invited and are in the process of enrolling

Each IDH supplier identifies its top 3 improvement actions	All 15 suppliers completed their Entry Point Assessments and identified improvement areas and 11 suppliers defined their top 3 improvement actions and completed development of their work plans

2014 Goals

Increase number of participating suppliers to 20

All participating suppliers identify their top 3 improvement actions and develop their work plans

70% of all identified top 3 improvement actions implemented by end 2014

IDH case study

B is a company based in Hong Kong, which has an electronics factory located in Dongguan, China. As a Philips supplier, B has been involved in the IDH Electronics Program since January 2013.

B has implemented a series of improvement plans in different areas, including worker-management communication, workers’ welfare and pay, health and safety, factory facilities and production. These improvement actions have resulted in increased productivity and greater employee satisfaction.

To improve worker-management communication, for example, B has set up a factory improvement team made up of front-line production workers, departmental representatives and managerial staff. B’s management believes that talking directly to front-line workers gives a more accurate picture of what is going on in the company than hear-say reports that are passed up through the organizational hierarchy. The team structure helps to facilitate B’s cultural values of mutual respect and open communication.

In the coming years B’s management will continue their active cooperation and dialogue with employees. Challenges will be identified jointly through constructive dialogue facilitated by the IDH Program.

Issues further down the chain

Conflict minerals

In line with Philips’ commitment to supply chain sustainability, we feel obliged to implement measures in our chain to ensure that our products are not directly or indirectly funding human atrocities in the Democratic Republic of the Congo (DRC). We are concerned about the situation in eastern DRC where proceeds from the extractives sector are used to finance rebel conflicts in the region. Philips is committed to address this issue, even though it does not directly source minerals from the DRC. The supply chain for the metals of concern consists of many tiers, including mines, traders, exporters, smelters, refiners, alloy producers and component manufacturers, before reaching Philips’ direct suppliers.

Philips has committed not to purchase raw materials, subassemblies, or supplies which we know contain conflict minerals that directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. Philips works towards the following goals:

•	Minimize trade in conflict minerals that benefit armed groups in the DRC or an adjoining country

•	Enable legitimate minerals from the region to enter global supply chains, thereby supporting the Congolese economy and the local communities that depend on these exports.

What are conflict minerals?

Conflict minerals are defined in the US Dodd-Frank Act as tin, tantalum, tungsten and gold. They can come from many sources around the world, including mines in the DRC which are estimated to provide approximately 18% of global tantalum production, 4% of tin, 3% of tungsten, and 2% of gold. These minerals may end up in many different products such as cars, planes, chemicals, jewelry, packaging, and electronics equipment.

Collaboration with different stakeholders

We believe that industry collaboration and stakeholder dialogue are key to creating impact at these deeper levels of our supply chain. Since 2008 Philips is actively contributing to the Conflict Free Sourcing Initiative, a joint effort founded by a coalition of leading electronics companies from the industry organizations EICC and GeSI (formerly called the “EICC-GeSI Extractives Work Group”). Over 120 companies participate in this initiative today, and we have formed partnerships with other leadership groups from across industries, government and civil society. The Conflict Free Sourcing Initiative provides information on conflict-free smelters and refiners, common tools and standards to collect supply chain information, and forums for exchanging best practices. It is a multi-sector, multi-stakeholder network, and reduces the need for duplication of efforts across the many sectors that are using these minerals. See also www.conflictfreesmelter.org

As we have been doing for years, we continued in 2013 our engagement with relevant stakeholders including the European Parliament, other industry organizations and local as well as international NGOs in Europe and the U.S. to see how we can resolve the issue. To assist in developing a due diligence standard for conflict minerals, we participated in the multi-stakeholder OECD-hosted program for the implementation of the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”.

Supply chain due diligence

In 2013 we continued our work with 349 priority suppliers to raise awareness and conduct supply chain investigations into the country of origin for the metals. These suppliers cover more than 80% of the relevant purchasing spend. Using the standard Conflict Minerals Reporting

232      Annual Report 2013

13 Sustainability statements 13.2.2 - 13.2.2

Template we requested our suppliers to report back their progress and to disclose which smelters are used in their supply chains to produce the metals.

Progress on smelter identification

Philips suppliers have provided the names of several hundred possible smelters and we are working to confirm which of these actually are smelters. For all four metals together we now identified 191 confirmed smelters in our supply chain, of which the majority is located in Asia. 29% of these successfully passed their Conflict Free Smelter (CFS) assessment, thereby confirming their conflict-free status. None of the smelters identified in our supply chain is known to source minerals that benefit armed groups in the DRC, and our suppliers reported back that they provide us with conflict-free products. Nevertheless, we continue to urge smelters to confirm their status via independent third party assessments.

Philips was the first company to publish its smelter list on internet in 2012. In doing so we created transparency at deeper levels in our supply chain of those actors that we believe hold the key towards effectively addressing the concerns around conflict minerals. In 2013 we updated the smelter list with new information received from our suppliers, and we will continue to do so as more information becomes available over time.

Conflict-free smelter program

Smelters mix minerals from many sources and refine it into metal used in our industry. The smelter is at a key point in the supply chain to enforce responsible sourcing by implementing due diligence in selecting their mineral sources. The EICC-GeSI CFS program makes it possible to identify smelters that can demonstrate through an independent third party assessment that the minerals they procure did not originate from sources that contribute to conflict in the DRC. After having identified smelters in our supply chain, Philips started to invite these smelters to participate in the CFS program.

A list of CFS compliant smelters for tin, tantalum and gold has been published, and assessments for tungsten smelters are under way. As sufficient conflict-free smelters for all four metals become available, Philips plans to direct its supply chain towards these smelters. See www.conflictfreesmelter.org for more details.

Conflict Free Tin Initiative

In September 2012, the Conflict Free Tin Initiative was launched, introducing a tightly controlled conflict-free supply chain for tin, from a mine in the Democratic Republic of Congo (DRC) all the way to an end-product. Philips is one of the industry partners brought together by the Dutch government that initiated this conflict-free sourcing program in eastern DRC. In an effort to prevent minerals from financing war, many companies worldwide have refrained from purchasing minerals from the DRC, leading to a de facto embargo and a collapse of the local economy.

The easiest route would have been to simply abandon sources from the DRC and nearby countries (forbidding suppliers from sourcing there) and to rely instead on supplies from conflict-free regions. However, we decided against that approach. Instead of avoiding the DRC, we took the more difficult road, supporting conflict-free sources within the region.

Conflict minerals

2013 Goals	Progress

Awareness raising and capability building with buyers and suppliers	Conflict minerals is now a standard part of the Philips procurement core curriculum

Organized webinars for buyers and suppliers, attended by about 120 participants and installed a helpdesk (English and Chinese) to support suppliers in collecting the requested information

Priority suppliers to adopt a conflict-free sourcing policy	71% of the priority suppliers did

Priority suppliers to investigate supply chain and report back on progress and results	94% of the priority suppliers completed the standard Conflict Minerals Reporting Template. 69% disclosed smelters identified in their supply chain

Conflict Free Tin Initiative: include DRC tin in end-user product	In Q4 the first products were made using this DRC conflict-free tin

2014 Goals

Publish a Philips Conflict Minerals Report validated by external auditors

Collect Conflict Minerals Reporting Templates from at least 80% of priority suppliers, applying stricter criteria on data quality and completeness

Conflict Free Tin Initiative: include DRC tin in mainstream solder supply (move from pilot to normal business)

For more details, see www.philips.com/suppliers and the published Philips position paper on Conflict Minerals.

Annual Report 2013      233

13 Sustainability statements 13.2.2 - 13.3.1

Tin mining in Indonesia

The islands of Bangka and Belitung, Indonesia, are one of the world’s principal tin-producing regions. Recently concerns have been raised about environmental devastation and unsafe working conditions related to the illegal mining of tin in this region. To evaluate possibilities for addressing these concerns, Philips teamed up with other frontrunner companies, the tin industry and civil society in the new IDH Indonesian Tin Working Group, coordinated by the Dutch Sustainable Trade Initiative IDH. We co-funded a situational analysis and sustainability assessment commissioned by this working group to better understand the situation and the potential ways for downstream companies to take constructive action.

Other initiatives in our supply chain

Carbon footprint of our supply chain

Society has a pressing need to manage and reduce CO2 emissions over the whole value chain, including at supplier level. Therefore 80 of the largest suppliers to Philips have been invited to report their carbon footprint as part of the Carbon Disclosure Project (CDP) Supply Chain program. 69 suppliers completed the full questionnaire, showing increased performance with respect to climate change. This year, Philips became a founding member of the CDP Action Exchange program, connecting our suppliers to globally recognized solutions providers in the field of energy-efficient technology, helping them in their search for innovative solutions to reduce their future emissions, for instance by applying LED lighting technology.

Substance management with suppliers

We work with suppliers to eliminate and minimize the use of hazardous substances in our products and production processes. Since regulatory requirements affecting electronics frequently change, we structurally collect information from suppliers in an online tool (BOMcheck) since 2010, in particular for those suppliers that provide materials which could represent a risk in terms of compliance, e.g. soft plastics, complex materials, and ROHS-relevant materials. Philips validates the substance declarations received from suppliers to ensure that the products we put on the market are compliant with the Philips Regulated Substances List and all relevant legislation. During 2013 we collected and validated substance declarations for nearly 95% of all relevant components and products.

13.3 Environmental statements

This section provides additional information on (some of) the environmental performance parameters reported section 4.3, Environmental performance, of this report.

13.3.1 EcoVision

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

Through Philips products and solutions that directly support the curative or preventive side of people’s health, we improved the lives of 630 million people in 2013, driven by our Healthcare sector. Additionally, our well-being products that help people live a healthy life, and our Green Products that contribute to a healthy ecosystem, improved the lives of 290 million and 1.49 billion people respectively. After the elimination of double counts – people touched multiple times – we arrived at 1.8 billion lives. This is an increase of 100 million compared to our total baseline of 1.7 billion people a year, established in 2012.

Examples of products in the ‘well-being’ category that help people live a healthier life are juicers, blenders, air fryers, but also mother and childcare products. Examples of Green Products, products offering a significant environmental improvement in one or more Green Focal Areas, can be found in sub-section 4.3.2, Green Product sales, of this report. Further details on this parameter and the methodology can be found in the document ‘Improving people’s lives’.

Operational carbon footprint and energy efficiency

Operational energy efficiency and carbon footprint: 2013 details

The 2013 results can be attributed to several factors:

•

Accounting for 45% of the total footprint, total CO2 emissions from manufacturing increased due the higher use of SF6 (a substance with high Global Warming Potential impact) in our Lighting manufacturing operations. This was, however, partly offset by our continued focus on energy efficiency improvement programs, our changing industrial footprint, the further increase of the share of purchased electricity from renewable sources to 50% of total purchased electricity.

•

CO2 emissions from non-industrial operations (offices, warehouses, etc.) represent 7% of the total. The overall floor space decreased significantly in 2013 as a result of our Work Place Innovation program, which promotes flex-working and thus reduces the floor space in our real estate portfolio. As a result, emissions reduced 20% compared to 2012 as we also continued to focus on the most efficient use of facility space and increased the share of purchased electricity from renewable sources.

•

The total CO2 emissions related to business travel, accounting for 14% of our carbon footprint, increased 5%. This is mainly attributable to Philips’ increasing presence in emerging markets. Our stringent in-house travel policy remains in place, as does our Green Lease Car policy.

•

Overall CO2 emissions from logistics, representing approximately one third of the total, increased 5% compared to 2012. We recorded an increase in sea freight, confirming the effect of our gatekeeping process to move freight from air to sea. However, increased air shipments to address supply shortages in our Lighting sector mitigated the reduction realized by this policy.

234      Annual Report 2013

13 Sustainability statements 13.3.1 - 13.3.3

Operational carbon footprint for logistics

in kilotonnes CO2-equivalent

	2009	2010	2011	2012	2013
Air transport	308	345	328	309	326
Road transport	174	160	176	105	108
Sea transport	145	167	153	132	141

Philips Group	627	672	657	546	575

13.3.2 Biodiversity

Philips recognizes the importance of healthy ecosystems and rich biodiversity for our company, our employees, and society as a whole. We aim to minimize any negative impacts and actively promote ecosystem restoration activities including biodiversity restoration projects with social components, sustainable development, poverty relief, and carbon offsetting.

In 2013 Philips made significant steps forward in biodiversity management, both on sites, on natural capital valuation and on the management level. The steps were led by the Philips Leaders for Nature (LFN) team, site management, local sustainability organizations worldwide, sustainability managers, and Group Sustainability in Eindhoven, the Netherlands. We made intensive use of the internal company-wide social network platform to create and share activities and achievements including training programs. We continued our global partnership with the International Union for the Conservation of Nature (IUCN) Netherlands Committee and our participation in the IUCN LFN program which brings companies, NGOs and government together to work on the topic of business and biodiversity.

Our projects in 2013 included improving our understanding of biodiversity by organizing together with the IUCN a very well-attended Business & Ecosystems Training (BET) on the topics of Natural Capital, Ecosystem Services and Biodiversity and the link to business. We worked on actively preserving biodiversity in and around our industrial sites with local communities and environmental organizations. In the Netherlands, the Drachten Consumer Lifestyle and Best Healthcare plants restructured their sites for optimal restoration of biodiversity and employee well-being. Other examples are a large-scale employee-led biodiversity initiative in Reedsville, Pennsylvania; and conservation efforts in the Miribel (France), Ketrzyn Farel and Pila (Poland), San Jose (USA), Varginha (Brazil), and Pune (India) sites for example. In addition Philips employees established a community garden at the High-Tech Campus in Eindhoven (the Netherlands). A diverse team organized several internal and external events for the Netherlands sustainability day in October 2013 – including an introduction to the Circular Economy program and a product disassembly workshop. Finally, Philips co-hosted the “Mind Your Business” event with PwC and the Netherlands Ministry of Economic Affairs on ‘The transition to a bio-based economy – the role of government, the impact of/for companies, and partnerships/networks – the necessity of joint projects and knowledge sharing’.

We also conducted a biodiversity survey and water risk investigation of our industrial sites. The biodiversity survey results have enabled us to build a knowledge base of endangered and resident species, nature reserves and wildlife corridors, biodiversity initiatives and partnerships at Philips industrial sites. This will enable us to prepare biodiversity guidelines for sites.

Philips commissioned Trucost, in 2013, to perform an Environmental Profit and Loss (EP&L) analysis using 2012 data to help identify natural capital dependency “hot spots” and place a financial value on Philips environmental impacts. The preliminary results show that between 2007 and 2012 Philips was able to decrease its exposure to natural capital risks and hence be better positioned to succeed in a natural capital constrained economy. Together with the WBCSD we will further develop the EP&L concept and methodology, including the environmental benefits.

To build and expand the Philips biodiversity strategy Philips has developed a biodiversity policy.

13.3.3 Green Operations

In 2010, we decided to group all activities related to improving the environmental performance of our manufacturing facilities (including chemicals management) under the Green Manufacturing 2015 program, which we renamed to Green Operations. The program focuses on most contributors to climate change, but also addresses water, recycling of waste and chemical substances.

In the course of 2013 we implemented an improved process to report chemicals used in processes in more detail. Based on the new insights gained, we included a few additional substances to our reporting scope in 2013. These substances do not have a material impact on our reported data. New chemicals on which we will focus our reduction efforts and new reduction targets will be incorporated in the next Green Operations program.

Green Operations

in % unless otherwise stated

	2007		2013	2015
	baseline year		actual1)	target1)
Total CO2 from manufacturing	865 kilotonnes CO2 - equivalent		(19)	(25)

Water	4.2 million m	[3]	20	(10)

Materials provided for recycling via external contractor per total waste	79		81	80

Restricted substances:
Benzene emission	52 kg		(100)	achieved
Mercury emission	185 kg		(96)	(100)
CFCs, HCFCs	156 kg		(100)	achieved
Hazardous substances
Lead emission	1,838 kg		(100)	achieved
PFCs	1,534 kg		248	(35)
Toluene emission	2,210 kg		(46)	(90)
Xylene emission	4,506 kg		525	(90)
Styrene	80,526 kg		(93)	achieved
Antimony, Arsenic and their compounds	18 kg		(100)	achieved
1)	Against the base year 2007

Energy use in manufacturing

Total energy usage in manufacturing amounted to 14,160 terajoules in 2013, of which Lighting consumes about 79%. Compared to 2012, energy consumption at Philips went down by 2%. This was driven by new acquisitions reporting for the first time, organizational changes and energy efficiency improvements.

Total energy consumption in manufacturing

in terajoules

	2009	2010	2011	2012	2013
Healthcare	1,670	1,545	1,541	1,798	1,794
Consumer Lifestyle	1,188	1,274	1,252	1,104	1,142
Lighting	11,535	11,580	11,189	11,519	11,224
Innovation, Group & Services	28	27	—	—	—

Philips Group	14,421	14,426	13,982	14,421	14,160

Carbon emissions in manufacturing

The greenhouse gas emissions of our manufacturing operations totaled 705 kilotonnes CO2-equivalent in 2013, 2% higher than in 2012. This is the result of new acquisitions reporting for the first time and increased usage of specific process chemicals. Indirect CO2 emissions overall decreased, mainly as a result of increased usage of electricity generated by renewable sources.

Annual Report 2013      235

13 Sustainability statements 13.3.2 - 13.3.3

Total carbon emissions in manufacturing

in kilotonnes CO2-equivalent

	2009	2010	2011	2012	2013
Direct CO2 1)	295	299	294	294	281
Indirect CO2	443	317	273	310	293
Other greenhouse gases	54	34	40	60	104
From glass production	24	25	28	27	27

Philips Group2)	816	675	635	691	705

1)	From energy
2)	Excluding new acquisitions therefore different from Operational carbon footprint

CO2 emissions decreased at Healthcare due to energy efficiency improvements and increased use of electricity generated by renewable sources, this was however partly mitigated by new acquisitions reporting for the first time. Lighting increased its CO2 emissions due to the increased use of specific process chemicals, mitigated by electricity generated by renewable sources.

Total carbon emissions in manufacturing per sector

in kilotonnes CO2-equivalent

	2009	2010	2011	2012	2013
Healthcare	118	57	54	70	58
Consumer Lifestyle	53	42	39	38	38
Lighting	644	575	542	583	609
Innovation, Group & Services	1	1	—	—	—

Philips Group	816	675	635	691	705

Restricted substances

Emissions of restricted substances totaled 9 kilos in 2013, a significant decrease compared to 2012 mainly as a result of the continued reduction in mercury emissions in Lighting, and more accurate measurements. With the Green Operations program we continue to focus on a selection of the most important substances in our processes.

Restricted substances

in kilos

	2009	2010	2011	2012	2013
Benzene and Benzene compounds	136	101	55	—	—
Mercury and Mercury Compounds	122	83	51	54	8
CFCs/HCFCs1)	14	4	5	1	1

Total	272	188	111	55	9
1)	Excluding cooling systems

Benzene

Lighting was the only sector that used benzene in manufacturing, but has been successful in 2012 in the phase-out of benzene.

Mercury

Mercury is used exclusively by Lighting. Emissions decreased from 54 kg in 2012 to 8 kg in 2013, due to continued emissions reductions activities and improved measurements.

Sustainability world map

CFCs/HCFCs

In 2013 total emissions from CFCs/HCFCs remained at 1 kg.

Hazardous substances

Targets have been set on a selected number of hazardous substances.

Hazardous substances

in kilos

	2009	2010	2011	2012	2013
Lead and lead compounds	1,958	108	44	73	1
PFCs (Per Fluorinated Compounds)	2,535	1,507	1,842	2,560	5,331
Toluene	2,160	6,745	5,745	6,184	1,190
Xylene	4,619	30,491	37,889	18,947	28,176
Styrene	21,567	22,920	19,920	42,329	5,753
Antimony, Arsenic and their compounds	30	24	37	—	—

Total	32,869	61,795	65,477	70,093	40,451

Lead and lead compounds

The strong decrease in 2013 was mainly due to more accurate calculations based on the improved reporting process.

PFCs

The increase in 2013 to 5,331 kg was caused by Lumileds sites where PFCs are used as process chemicals.

Toluene

The emission of toluene, mainly used in wet lacquers, decreased by 81% in 2013 largely as a result of phase-out programs in Consumer Lifestyle.

Xylene

The use of xylene increased by 49% due to increased production at Consumer Lifestyle sites.

Styrene

Styrene is mainly used in Lighting. In 2013, the emission of styrene decreased significantly due to more accurate calculations based on the improved reporting process.

Antimony, Arsenic and their compounds

Lighting was successful in phasing-out these substances.

ISO 14001 certification

In 2013, 80% of reporting manufacturing sites were certified. This increase compared to the previous year is attributable to new acquisitions being certified for the first time. The sectors have programs in place to address certification at new sites.

ISO 14001 certification

as a % of all reporting organizations

	2009	2010	2011	2012	2013
Philips Group	92	95	89	71	80

Environmental Incidents

In 2013, 3 incidents were reported by Healthcare related to waste water and a leakage. Consumer Lifestyle reported 1 incident related to emissions to air and Lighting reported 3 incidents reported to waste water and a leakage. There were no fines reported in our sustainability reporting tool in connection with any of the incidents.

236      Annual Report 2013

13 Sustainability statements 13.3.3 - 13.3.3

Sustainability

				Total waste			Emissions (kg)
Markets	Manufacturing sites	Lost Workday Injury rate*	CO2 emitted (Tonnes CO2)	Waste (Tonnes)	Recycled (%)	Water (m3)	Restricted substances	Hazardous substances
1. Africa	0	0.33	—	—	—	—	—	—
2. ASEAN	7	0.09	251,450	7,827	57%	1,276,133	4	5,520
3. Benelux	13	0.31	32,176	20,057	89%	590,061	1	177
4. Central & East Europe	8	0.32	72,092	18,628	85%	491,337	0	22,045
5. DACH	4	0.46	5,515	2,926	90%	191,435	1	3
6. France	4	1.15	3,119	747	76%	19,179	0	36
7. Greater China	13	0.16	119,750	7,625	86%	988,721	1	1,724
8. Iberia**	2	1.22	—	—	—	—	—	—
9. Indian Subcontinent	5	0.11	69,491	7,316	100%	267,278	0	24
10. Italy, Israel and Greece	4	0.76	5,461	1,614	66%	26,622	0	4,738
11. Japan	0	0.00	—	—	—	—	—	—
12. Latin America	6	0.14	188	1,282	93%	27,126	0	780
13. Middle East & Turkey	0	0.14	—	—	—	—	—	—
14. Nordics	2	0.28	15	57	99%	1,249	0	0
15. North America	40	0.28	141,559	21,937	70%	1,140,441	2	5,366
16. Russia and Central Asia	0	0.00	—	—	—	—	—	—
17. UK & Ireland	3	0.37	3,808	1,918	85%	24,780	0	38
*	Includes manufacturing and non-manufacturing sites
**	Acquired manufacturing sites did not start reporting environmental data yet

Annual Report 2013      237

13 Sustainability statements 13.4 - 13.4

13.4 Independent assurance report

To the Supervisory Board and Shareholders of Koninklijke Philips N.V.:

We were engaged by the Supervisory Board of Koninklijke Philips N.V. (further ‘Philips’) to provide assurance on the information in the chapter Sustainability statements and the sections Social performance and Environmental performance in the Annual Report 2013 (further ‘The Sustainability Information’). The Board of Management is responsible for the preparation of The Sustainability Information, including the identification of material issues. Our responsibility is to issue an assurance report based on the engagement outlined below.

Scope

Our assurance engagement was designed to provide reasonable assurance on whether The Sustainability Information is presented fairly, in all material respects, in accordance with the reporting criteria.

We do not provide any assurance on the achievability of the objectives, targets and expectations of Philips.

Reporting criteria and assurance standard

Philips applies the Sustainability Reporting Guidelines G4 of the Global Reporting Initiative supported by internally developed guidelines as described in Approach to sustainability reporting in the chapter Sustainability statements, of this Annual Report. It is important to view the performance data in the context of these criteria.

We conducted our engagement in accordance with the Dutch Standard 3410N: Assurance engagements relating to sustainability reports and which is a specific part of the International Standard for Assurance Engagement (ISAE 3000): Assurance Engagement other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. This standard requires, among others, that the assurance team possesses the specific knowledge, skills and professional competencies needed to provide assurance on sustainability information, and that they comply with the requirements of the Code of Ethics for Professional Accountants of the International Federation of Accountants to ensure their independence.

Work undertaken

Our procedures included performing a risk assessment (part of which was a media search), assessing the appropriateness of the accounting policies used, evaluating the design and implementation, and testing the operating effectiveness of the systems and processes for collecting and processing the qualitative and quantitative information in The Sustainability Information (including the implementation of these at a number of sites), and evaluating the overall presentation of sustainability information within our scope. Also we held interviews with relevant management and tested documentation on a sample basis to determine whether the information is supported by sufficient evidence.

Additionally we determined, to the extent we can assess, whether the information concerning sustainability in the other sections of the Annual Report 2013 is consistent with the information in The Sustainability Information.

Opinion

In our opinion, The Sustainability Information presents fairly, in all material respects, the sustainability performance of Philips in accordance with the reporting criteria.

We also report, to the extent we can assess, that the information on sustainability in the rest of the Annual Report 2013 is consistent with information in The Sustainability Information.

Amsterdam, The Netherlands

February 25, 2014

KPMG Accountants N.V.

J.F.C. van Everdingen RA

238      Annual Report 2013

13 Sustainability statements 13.5 - 13.5

13.5 Global Reporting Initiative (GRI) table 4.0

KPMG has audited Chapter 11 Group financial statements and Chapter 12 Company financial statements, as well as sections 4.2 Social performance, 4.3 Environmental performance and Chapter 13 Sustainability statements. Where in the table cross-reference is made to these parts, the information is included in the scope of one of these audits. For the other information in the report, KPMG has assessed whether this information is consistent with the information in the aforementioned parts. Where there is no cross-reference to a section in the Report, assurance is not applicable. Please refer to sections 11.10, 12.5 and 13.4 for the independent auditor’s reports.

Annual Report 2013      239

13 Sustainability statements 13.5 - 13.5

General Standard Disclosures

	profile disclosure	description	cross-reference
Strategy and analysis
	G4-1	Statement from the most senior decision-maker of the organization (incl. strategy relates to sustainability, impacts of the activities in relation to the stakeholders)	Message from the CEO

	G4-2	Description of key impacts, risks, and opportunities

Message from the CEO

section 2.3, Market opportunities

section 6.2, Risk categories and factors

section 6.3, Strategic risks

section 6.4, Operational risks

section 6.5, Compliance risks

section 6.6, Financial risks

chapter 13, Sustainability statements

	profile disclosure	description	cross-reference
Organizational profile

	G4-3	Name of the organization	chapter 10, Corporate governance

	G4-4	Primary brands, products, and/or services	section 1.4, Next phase section 2.1, Our rich heritage section 2.3, Market opportunities section 2.4, Our business system section 2.6, Global presence

	G4-5	Location of organization’s headquarters	section 10.5, Investor Relations

	G4-6	Number of countries where the organization operates, and names of countries with either major operations or that are specifically relevant to the sustainability issues covered in the report	section 2.6, Global presence chapter 5, Sector performance section 13.2, Social statements

	G4-7	Nature of ownership and legal form	chapter 10, Corporate governance

	G4-8	Markets served (including geographic breakdown, sectors served and types of customers/beneficiaries)	Performance highlights chapter 3, Delivering innovation that matters to you

	G4-9	Scale of the reporting organization

Performance highlights

sub-section 5.1.4, 2013 financial performance

sub-section 5.2.4, 2013 financial performance

sub-section 5.3.4, 2013 financial performance

sub-section 5.4.2, 2013 financial performance

	G4-10	Total workforce by employment type, gender, employment contract and region	sub-section 4.2.3, Diversity and inclusion sub-section 4.2.4, Employment note 3, Income from operations

	G4-11	Percentage of employees covered by collective bargaining agreements

For all Philips businesses, guidance is applicable regarding collective bargaining agreements.

See www.philips.com/gbp

The actual percentage of employees covered by collective bargaining agreements is managed and monitored at local level. Philips considers this percentage on consolidated level not relevant.

	G4-12	Describe the organization’s supply chain (incl. product or service providers, engaged suppliers in total number, type, and location, payments made to suppliers)	chapter 13, Sustainability statements section 13.1, Economic indicators sub-section 13.2.2, Supplier indicators Related content: Supplier Sustainability Involvement Program

	G4-13	Significant changes during the reporting period relating to size, structure, or ownership or its supply chain (incl. changes in location, operations, facilities, capital information and supplier information)

section 16.2, Share information

section 16.5, Philips’ acquisitions

note 7, Discontinued operations and other assets classified as held for sale note 9, Acquisitions and divestments

chapter 13, Sustainability statements

sub-section 13.2.2, Supplier indicators

	G4-14	Explanation of whether and how the precautionary approach or principle is addressed by the organization	section 6.1, Our approach to risk management and business control chapter 10, Corporate governance

	G4-15	Externally developed economic, environmental, and social charters, principles, or other initiatives to which the organization subscribes or endorses	chapter 13, Sustainability statements

240      Annual Report 2013

13 Sustainability statements 13.5 - 13.5

	profile disclosure	description	cross-reference

	G4-16	Memberships in associations (such as industry associations)	chapter 13, Sustainability statements – “Stakeholders”

	profile disclosure	description	cross-reference
Identified material aspects and boundaries

	G4-17	Operational structure of the organization, including main divisions, operating companies, subsidiaries, and joint ventures (List all entities in the consolidated financial statements)	Performance highlights Message from the CEO chapter 5, Sector performance chapter 9, Supervisory Board report note 2, Information by sector and main country

	G4-18	Process for defining report content and the Aspect Boundaries and explain how the Reporting Principles has been implemented	chapter 13, Sustainability statements

	G4-19	List all the material Aspects identified	chapter 13, Sustainability statements

G4-20

The Aspect Boundary within the organization:

Whether the Aspect is material within the organization;

The list of entities included in G4-17 for which the Aspect is or is not material;

Specific limitation regarding the Aspect Boundary within the organization chapter 13, Sustainability statements

G4-21

The Aspect Boundary outside the organization:

Whether the Aspect is material outside the organization;

The list of entities for which the Aspect is material, relate to geographical location;

Specific limitation regarding the Aspect Boundary outside the organization chapter 13, Sustainability statements

	G4-22	Explanation of the effect of any re-statements	chapter 13, Sustainability statements – “Comparability and completeness” note 7, Discontinued operations and other assets classified as held for sale

	G4-23	Significant changes from previous reporting periods in the Scope and Aspect Boundaries	chapter 13, Sustainability statements

	profile disclosure	description	cross-reference
Stakeholder engagement

	G4-24	List of stakeholder groups engaged by the organization	sub-section 4.2.8, Stakeholder engagement chapter 13, Sustainability statements – “Stakeholders”

	G4-25	Basis for identification and selection of stakeholders with whom to engage	sub-section 4.2.8, Stakeholder engagement chapter 13, Sustainability statements – “Stakeholders”

	G4-26	Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group	sub-section 4.2.8, Stakeholder engagement chapter 13, Sustainability statements – “Stakeholders”

G4-27

Key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns, including through its reporting;

Report the stakeholder groups that raised each of the key topics and concerns sub-section 4.2.8, Stakeholder engagement chapter 13, Sustainability statements – “Stakeholders”

	profile disclosure	description	cross-reference
Report profile

	G4-28	Reporting period	section 11.1, Management’s report on internal control

Annual Report 2013      241

13 Sustainability statements 13.5 - 13.5

	profile disclosure	description	cross-reference

chapter 13, Sustainability statements

	G4-29	Date of most recent previous report	Five-year overview

	G4-30	Reporting cycle	Five-year overview

	G4-31	Contact point for questions regarding the report or its contents	section 16.7, Investor contact

	G4-32	Table identifying the location of the Standard Disclosures in the report	chapter 13, Sustainability statements section 13.5, Global Reporting Initiative (GRI) table 4.0

	G4-33	Policy and current practice with regard to seeking external assurance for the report section 9.3, Report of the Audit Committee

section 10.4, Logistics of the General Meeting of Shareholders and provision of information section 11.1, Management’s report on internal control Report of the independent auditor Auditor’s report on internal control over financial reporting Independent auditor’s report - Group note K, Audit fees section 12.5, Independent auditor’s report - Company chapter 13, Sustainability statements section 13.4, Independent assurance report

	profile disclosure	description	cross-reference
Governance

	G4-34	Governance structure of the organization (incl. report the committees responsible for decision-making on economic, environmental and social impacts)

chapter 10, Corporate governance

section 10.1, Board of Management

section 10.2, Supervisory Board

section 10.3, General Meeting of Shareholders

section 10.4, Logistics of the General Meeting of Shareholders and provision of information chapter 13, Sustainability statements

	G4-35	Process for delegating authority for economic, environmental and social topics	section 10.1, Board of Management section 10.2, Supervisory Board chapter 13, Sustainability statements

	G4-36	Whether the organization has appointed an executive-level position or positions with responsibility for economic, environmental and social topics, and whether post holders report directly to the highest governance body	chapter 7, Management section 10.1, Board of Management section 10.2, Supervisory Board chapter 13, Sustainability statements

	G4-37	Processes for consultation between stakeholders and the highest governance body on economic, environmental and social topics (to whom, any feedback)	sub-section 4.2.2, Employee engagement sub-section 4.2.8, Stakeholder engagement section 10.5, Investor Relations chapter 13, Sustainability statements section 16.7, Investor contact

	G4-38	The composition of the highest governance body and its committees	chapter 7, Management chapter 8, Supervisory Board section 10.1, Board of Management section 10.2, Supervisory Board chapter 13, Sustainability statements

	G4-39	Indicate whether the Chair of the highest governance body is also an executive officer	section 10.1, Board of Management

	G4-40	Process for determining the qualifications and expertise of the members of the highest governance body	chapter 9, Supervisory Board report section 9.1, Report of the Corporate Governance and Nomination & Selection Committee section 10.2, Supervisory Board

	G4-41	Processes in place for the highest governance body to ensure, that conflicts of interest are avoided	section 10.1, Board of Management section 10.2, Supervisory Board

	G4-42	Roles in the development, approval, and updating of the organization’s purpose, value or mission statements, strategies, policies, and goals chapter 9, Supervisory Board report

section 10.1, Board of Management

section 10.2, Supervisory Board

section 10.3, General Meeting of Shareholders

section 10.4, Logistics of the General Meeting of Shareholders and provision of information chapter 13, Sustainability statements

	G4-43	The measures taken to develop and enhance the highest governance body’s collective knowledge	chapter 9, Supervisory Board report section 10.1, Board of Management section 10.2, Supervisory Board

242      Annual Report 2013

13 Sustainability statements 13.5 - 13.5

	profile disclosure	description	cross-reference

	G4-44	Processes for evaluating the highest governance body’s own performance section 6.1, Our approach to risk management and business control chapter 9, Supervisory Board report

section 10.1, Board of Management

section 10.2, Supervisory Board

chapter 13, Sustainability statements

	G4-45	Procedures of the highest governance body for overseeing the organization’s identification and management of performance, including relevant risks and opportunities, and adherence or compliance with internationally agreed standards, codes of conduct and principles	section 6.1, Our approach to risk management and business control chapter 9, Supervisory Board report chapter 10, Corporate governance section 10.1, Board of Management section 10.2, Supervisory Board

	G4-46	The highest governance body’s role in reviewing the effectiveness of the organization’s risk management processes for economic, environmental and social topics	section 6.1, Our approach to risk management and business control section 9.3, Report of the Audit Committee section 10.1, Board of Management chapter 13, Sustainability statements

	G4-47	The frequency of the highest governance body’s review of economic, environmental and social impacts, risks, and opportunities	section 6.1, Our approach to risk management and business control section 9.3, Report of the Audit Committee section 10.1, Board of Management chapter 13, Sustainability statements

	G4-48	The highest committee or position that formally reviews and approves the organization’s sustainability report and ensures that all material Aspects are covered	section 10.2, Supervisory Board chapter 13, Sustainability statements

	G4-49	The process for communicating critical concerns to the highest governance body	sub-section 4.2.7, General Business Principles section 6.1, Our approach to risk management and business control

	G4-50	The nature and total number of critical concerns that were communicated to the highest governance body and the mechanism(s) used to address and resolve them	sub-section 13.2.1, General Business Principles

	G4-51	Linkage between compensation for members of the highest governance body, senior managers, and executives, and the organization’s performance	section 9.2, Report of the Remuneration Committee

	G4-52	The process for determining remuneration; Whether remuneration consultants are involved	section 9.2, Report of the Remuneration Committee section 10.1, Board of Management section 10.2, Supervisory Board

	G4-53	Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body	section 10.3, General Meeting of Shareholders section 10.4, Logistics of the General Meeting of Shareholders and provision of information section 10.5, Investor Relations

	G4-54	The ratio of the annual total compensation for the organization’s highest-paid individual in each country of significant operations to the median annual total compensation for all employees (excluding the highest-paid individual) in the same country	Philips does not consider this indicator relevant, Philips makes an impact on local communities by the salaries it pays its employees. Salaries are based on industry norms as described in www.philips.com/gbp (GBP - 4.4 Wages and payment)

	G4-55	The ratio of percentage increase in annual total compensation for the organization’s highest-paid individual in each country of significant operations to the median percentage increase in annual total compensation for all employees (excluding the highest-paid individual) in the same country	Philips does not consider this indicator relevant, Philips makes an impact on local communities by the salaries it pays its employees. Salaries are based on industry norms as described in www.philips.com/gbp

	profile disclosure	description	cross-reference
Ethics and integrity

	G4-56	Internally developed statements of mission or values, codes of conduct, and principles relevant to economic, environmental, and	sub-section 4.2.7, General Business Principles section 6.1, Our approach to risk management and business control

Annual Report 2013      243

13	Sustainability statements 13.5 - 13.5

	profile disclosure	description	cross-reference

		social performance and the status of their implementation	See www.philips.com/gbp

	G4-57	The internal and external mechanisms for seeking advice on ethical and lawful behavior, and matters related to organizational integrity, such as helplines or advice lines	sub-section 4.2.7, General Business Principles section 6.1, Our approach to risk management and business control

	G4-58	The internal and external mechanisms for reporting concerns about unethical or unlawful behavior, and matters related to organizational integrity, such as escalation through line management, whistleblowing mechanisms or hotlines	sub-section 13.2.1, General Business Principles
Specific Standard Disclosures

	profile disclosure	description	cross-reference
Economic

Economic performance	G4-EC1	Direct economic value generated and distributed, including revenues, operating costs, employee wages and benefits, payments to providers of capital, payments to government (by country) and community investments; EVG&D separately at country, regional or market level	Performance highlights sub-section 4.2.9, Social Investment Programs note 2, Information by sector and main country section 13.1, Economic indicators

	G4-EC2	Financial implications and other risks and opportunities for the organization’s activities due to climate change	sub-section 4.3.1, Green Innovation sub-section 4.3.2, Green Product sales section 6.4, Operational risks sub-section 13.3.2, Biodiversity

	G4-EC3	Coverage of the organization’s defined- benefit plan obligations	note 30, Post-employment benefits

	G4-EC4	Significant financial assistance received from government	Philips does not receive significant financial assistance from governments.

Market presence	G4-EC5	Ratios of standard entry level wage by gender compared to local minimum wage at significant locations of operation

For all Philips businesses, guidance is applicable regarding equal and fair treatment and wages and payment.

See www.philips.com/gbp (GBP - 4.3 Equal and fair treatment and 4.4 Wages and payment)

Actual ratios are managed and monitored at local level.

Philips considers this ratio on consolidated level not relevant.

	G4-EC6	Procedures for local hiring and proportion of senior management hired from the local community at significant locations of operation	sub-section 4.2.3, Diversity and inclusion sub-section 4.2.4, Employment

Indirect economic impacts	G4-EC7	Development and impact of infrastructure investments and services supported	sub-section 4.2.8, Stakeholder engagement sub-section 4.2.9, Social Investment Programs sub-section 5.1.3, 2013 highlights sub-section 5.3.3, 2013 highlights

	G4-EC8	Significant indirect economic impacts, including the extent of impacts	sub-section 4.2.8, Stakeholder engagement sub-section 4.2.9, Social Investment Programs sub-section 5.1.3, 2013 highlights sub-section 5.3.3, 2013 highlights

Procurement practices	G4-EC9	Proportion of spending on local suppliers at significant locations of operation	section 13.1, Economic indicators Related content: Supplier sustainability Related content: Involvement program

244      Annual Report 2013

13 Sustainability statements 13.5 - 13.5

	profile disclosure	description	cross-reference
Environment

Materials	G4-EN1	Materials used by weight or volume	sub-section 4.3.3, Green Operations sub-section 13.3.3, Green Operations

	G4-EN2	Percentage of materials used that are recycled input materials	sub-section 4.3.1, Green Innovation sub-section 4.3.3, Green Operations chapter 13, Sustainability statements sub-section 13.3.3, Green Operations

Energy	G4-EN3	Energy consumption within the organization	sub-section 4.3.3, Green Operations sub-section 13.3.3, Green Operations

	G4-EN4	Energy consumption outside of the organization	sub-section 13.2.2, Supplier indicators Philips does not report this indicator in the Annual Report, but in the Carbon Disclosure Project (CDP) reporting.

	G4-EN5	Energy intensity	sub-section 4.3.3, Green Operations sub-section 13.3.1, EcoVision

	G4-EN6	Reduction of energy consumption	sub-section 4.3.3, Green Operations sub-section 13.3.3, Green Operations

	G4-EN7	Reductions in energy requirements of products and services	sub-section 4.3.1, Green Innovation sub-section 4.3.2, Green Product sales chapter 13, Sustainability statements

Water	G4-EN8	Total water withdrawal by source	sub-section 4.3.3, Green Operations sub-section 13.3.3, Green Operations

	G4-EN9	Water sources significantly affected by withdrawal of water	Philips is not a water-intensive company, so this indicator is not applicable for Philips.

	G4-EN10	Percentage and total volume of water recycled and reused	Philips is not a water-intensive company, so this indicator is not applicable for Philips.

Biodiversity	G4-EN11	Location and size of land owned, leased, managed in or adjacent to protected areas and areas of high biodiversity value outside protected areas	sub-section 13.3.2, Biodiversity This data is currently not available for all sites. Philips plans to report on this indicator in 2014.

	G4-EN12	Description of significant impacts of activities, products and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas	sub-section 13.3.2, Biodiversity This data is currently not available for all sites. Philips plans to report on this indicator in 2014.

	G4-EN13	Habitats protected or restored	sub-section 13.3.2, Biodiversity This data is currently not available for all sites. Philips plans to report on this indicator in 2014.

	G4-EN14	Total number of IUCN Red List species and national conservation list species with habitats in areas affected by operations, by level of extinction risk	sub-section 13.3.2, Biodiversity This data is currently not available for all sites. Philips plans to report on this indicator in 2014.

Emissions	G4-EN15	Direct greenhouse gas (GHG) emissions (Scope 1)	sub-section 4.3.3, Green Operations sub-section 13.3.3, Green Operations

	G4-EN16	Indirect greenhouse gas (GHG) emissions (Scope 2)	sub-section 4.3.3, Green Operations sub-section 13.3.3, Green Operations

	G4-EN17	Other indirect greenhouse gas (GHG) emissions (Scope 3)	sub-section 4.3.3, Green Operations sub-section 13.2.2, Supplier indicators

	G4-EN18	Greenhouse gas (GHG) emissions intensity	sub-section 4.3.3, Green Operations

	G4-EN19	Emissions of ozone-depleting substances (ODS)	sub-section 13.3.3, Green Operations

	G4-EN20	Emissions of ozone-depleting substances by weight	sub-section 13.3.3, Green Operations

	G4-EN21	NOx, SOx, and other significant air emissions	Philips does not report this indicator in the Annual Report, but in the Carbon Disclosure Project (CDP) reporting.

Effluents and Waste	G4-EN22	Total water discharge by quality and destination	Philips is not a water-intensive company, so this indicator is not applicable for Philips.

Annual Report 2013      245

13 Sustainability statements 13.5 - 13.5

	profile disclosure	description	cross-reference

	G4-EN23	Total weight of waste by type and disposal method	sub-section 4.3.3, Green Operations sub-section 13.3.3, Green Operations

	G4-EN24	Total number and volume of significant spills	sub-section 13.3.3, Green Operations

	G4-EN25	Weight of transported, imported, exported, or treated waste deemed hazardous under the terms of the Basel Convention2 Annex I, II, III, and VIII, and percentage of transported waste shipped internationally	sub-section 13.3.3, Green Operations

	G4-EN26	Identity, size, protected status, and biodiversity value of water bodies and related habitats significantly affected by the organization’s discharges of water and runoff	sub-section 13.3.2, Biodiversity This data is currently not available for all sites. Philips plans to report on this indicator in 2014.

Products and Services	G4-EN27	Extent of impact mitigation of environmental impacts of products and services	sub-section 4.3.1, Green Innovation

	G4-EN28	Percentage of products sold and their packaging materials that are reclaimed by category	sub-section 4.3.1, Green Innovation

Compliance	G4-EN29	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations	note 26, Contingent assets and liabilities

Transport	G4-EN30	Significant environmental impacts of transporting products and other goods and materials for the organization’s operations, and transporting members of the workforce	sub-section 4.3.3, Green Operations

Overall	G4-EN31	Total environmental protection expenditures and investments by type	chapter 13, Sustainability statements sub-section 13.3.2, Biodiversity Philips does not monitor such expenditures at Group level

Supplier environmental assessment	G4-EN32	Percentage of new suppliers that were screened using environmental criteria	sub-section 4.2.10, Supplier sustainability chapter 13, Sustainability statements

	G4-EN33	Significant actual and potential negative environmental impacts in the supply chain and actions taken	sub-section 13.2.2, Supplier indicators

Environmental grievance mechanisms	G4-EN34	Number of grievances about environmental impacts filed, addressed, and resolved through formal grievance mechanisms	sub-section 13.3.3, Green Operations - environmental incidents

	profile disclosure	description	cross-reference
Labor practices and decent work

Employment	G4-LA1	Total workforce by employment type, employment contract and region	sub-section 4.2.3, Diversity and inclusion sub-section 4.2.4, Employment note 3, Income from operations

	G4-LA2	Benefits provided to full-time employees that are not provided to temporary or part- time employees, by significant locations of operation	Benefits provided are fully compliant with all applicable national laws. See www.philips.com/gbp (GBP Directives - 9.10 Employment conditions)

	G4-LA3	Return to work and retention rates after parental leave, by gender	For all Philips businesses, guidance is applicable regarding equal and fair treatment. See www.philips.com/gbp (GBP Directives - 9.7 Equal and fair treatment)

246      Annual Report 2013

13 Sustainability statements 13.5 - 13.5

	profile disclosure	description	cross-reference

Actual rates are managed and monitored at local level. Philips considers this rate on consolidated level not relevant.

Labor/Management relations	G4-LA4	Minimum notice periods regarding operational changes, including whether these are specified in collective agreements

For all Philips businesses, guidance is applicable regarding Employment conditions.

See www.philips.com/gbp

(GBP Directives - 9.10 Employment conditions)

Notice periods are managed and monitored at local level. Philips considers this data on consolidated level not relevant.

Occupational health and safety	G4-LA5	Percentage of total workforce represented in formal joint management–worker health and safety committees that help monitor and advise on occupational health and safety programs

On sector level, different initiatives exist to help decrease the number and severeness of Lost Workday Injuries cases.

See sub-section 4.2.6, Health and Safety

The percentage of total workforce represented is managed and monitored at local level. Philips considers this data on consolidated level not relevant.

	G4-LA6	Type of injury and rates of injury, occupational diseases, lost days, and absenteeism, and total number of work- related fatalities, by region and by gender	sub-section 4.2.6, Health and Safety Sustainability world map On site level, insights exist in gender specific information. Philips considers this data on consolidated level not relevant.

	G4-LA7	Workers with high incidence or high risk of diseases related to their occupation	sub-section 4.2.6, Health and Safety

	G4-LA8	Health and safety topics covered in formal agreements with trade unions

See www.philips.com/gbp

(GBP - 4.1 Right to organize and 4.2 Health and safety)

The content of formal agreements with trade unions varies per country. The inclusion of Health and Safety topics in these agreements is monitored locally and not considered relevant to be reported at Group level.

Training and education	G4-LA9	Average hours of training per year per employee by gender, and by employee category sub-section 4.2.5, Developing our people

The number of enrollments and the training spend are managed and monitored on consolidated level. The hours of training per year per employee are managed and monitored on local level. Philips considers these data on consolidated level not relevant.

	G4-LA10	Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings	Our people, our culture sub-section 4.2.5, Developing our people

	G4-LA11	Percentage of employees receiving regular performance and career development reviews, by gender and by employee category	sub-section 4.2.5, Developing our people Philips implemented a semi-annual performance review, but does not track the percentage of employees benefitting from this centrally.

Diversity and equal opportunity	G4-LA12	Composition of governance bodies and breakdown of employees per category according to gender, age group, minority group membership and other indicators of diversity	sub-section 4.2.3, Diversity and inclusion section 10.1, Board of Management section 10.2, Supervisory Board

Equal remuneration for women and men	G4-LA13	Ratio of basic salary and remuneration of women to men by employee category, by significant locations of operation

For all Philips businesses, guidance is applicable regarding equal and fair treatment and wages and payment. See www.philips.com/gbp

(GBP - 4.3 Equal and fair treatment and 4.4 Wages and payment). Actual ratios are managed and monitored at local level. Philips considers this ratio on consolidated level not relevant.

Supplier assessment for labor practices	G4-LA14	Percentage of new suppliers that were screened using labor practices criteria	sub-section 4.2.10, Supplier sustainability chapter 13, Sustainability statements

	G4-LA15	Significant actual and potential negative impacts for labor practices in the supply chain and actions taken	sub-section 13.2.2, Supplier indicators

Annual Report 2013      247

13 Sustainability statements 13.5 - 13.5

	profile disclosure	description	cross-reference

Labor practices grievance mechanisms	G4-LA16	Number of grievances about labor practices filed, addressed, and resolved through formal grievance mechanisms	sub-section 4.2.10, Supplier sustainability sub-section 13.2.1, General Business Principles sub-section 13.2.2, Supplier indicators See www.philips.com/gbp

	profile disclosure	description	cross-reference
Human rights Investment
	G4-HR1	Total number and percentage of significant investment agreements and contracts that include human rights clauses or that underwent human rights screening	sub-section 4.2.10, Supplier sustainability chapter 13, Sustainability statements See www.philips.com/gbp Philips does not monitor the percentage centrally.

	G4-HR2	Total hours of employee training on human rights policies or procedures concerning aspects of human rights that are relevant to operations, including the percentage of employees trained sub-section 4.2.7, General Business Principles

sub-section 13.2.1, General Business Principles

sub-section 13.2.2, Supplier indicators

For all Philips businesses, guidance is applicable regarding employee training on human rights policies as part of the GBP. Total hours of employee training are managed and monitored at local level. Philips considers these data on consolidated level not relevant.

Non-discrimination	G4-HR3	Total number of incidents of discrimination and actions taken	sub-section 13.2.1, General Business Principles sub-section 13.2.2, Supplier indicators

Freedom of association and collective bargaining	G4-HR4	Operations and suppliers identified in which the right to exercise freedom of association and collective bargaining may be violated or at significant risk, and measures taken to support these rights	sub-section 13.2.1, General Business Principles sub-section 13.2.2, Supplier indicators

Child Labor	G4-HR5	Operations and suppliers identified as having significant risk for incidents of child labor, and measures taken to contribute to the effective abolition of child labor	sub-section 13.2.1, General Business Principles sub-section 13.2.2, Supplier indicators

Forced or compulsory labor	G4-HR6	Operations and suppliers identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of all forms of forced or compulsory labor	sub-section 13.2.1, General Business Principles sub-section 13.2.2, Supplier indicators

Security practices	G4-HR7	Percentage of security personnel trained in the organization’s human rights policies or procedures that are relevant to operations	The actual percentage of security personnel trained in the organization’s human rights policies or procedures that are relevant to operations is managed and monitored at local level. Philips considers this data on consolidated level not relevant.

Indigenous rights	G4-HR8	Total number of incidents of violations involving rights of indigenous people and actions taken	Philips is not operational in areas with indigenous people. Therefore this indicator is not relevant.

Assessment	G4-HR9	Total number and percentage of operations that have been subject to human rights reviews or impact assessments	The total number and percentage of operations that have been subject to human rights reviews or impact assessments are managed and monitored at local level. Philips considers this data on consolidated level not relevant.

Supplier human rights assessment	G4-HR10	Percentage of new suppliers that were screened using human rights criteria	sub-section 4.2.10, Supplier sustainability

248      Annual Report 2013

13 Sustainability statements 13.5 - 13.5

	profile disclosure	description	cross-reference

sub-section 4.2.11, Conflict minerals: issues further down the chain chapter 13, Sustainability statements

	G4-HR11	Significant actual and potential negative human rights impacts in the supply chain and actions taken	sub-section 13.2.2, Supplier indicators

Human rights grievance mechanisms	G4-HR12	Number of grievances about human rights impacts filed, addressed, and resolved through formal grievance mechanisms	sub-section 4.2.10, Supplier sustainability sub-section 13.2.1, General Business Principles sub-section 13.2.2, Supplier indicators See www.philips.com/gbp

	profile disclosure	description	cross-reference
Society
Local Communities	G4-SO1	Percentage of operations with implemented local community engagement, impact assessments, and development programs sub-section 4.2.8, Stakeholder engagement

sub-section 4.2.9, Social Investment Programs

sub-section 5.1.3, 2013 highlights

sub-section 5.3.3, 2013 highlights

Philips has groupwide community involvement programs and policies that its sites implement and evaluate at local level. Philips does not consider the calculation of an overall percentage as relevant in this context.

	G4-SO2	Operations with significant actual or potential negative impacts on local communities	Sustainability world map

Anti-corruption	G4-SO3	Total number and percentage of operations assessed for risks related to corruption and the significant risks identified	section 6.1, Our approach to risk management and business control sub-section 13.2.1, General Business Principles

	G4-SO4	Communication and training on anti-corruption policies and procedures	sub-section 4.2.7, General Business Principles

	G4-SO5	Confirmed incidents of corruption and actions taken	sub-section 13.2.1, General Business Principles

Public Policy	G4-SO6	Total value of political contributions by country and recipient/beneficiary	Philips does not make political contributions as defined in www.philips.com/gbp (GBP Directives - chapter 7 Dealing with governments, political parties and politicians)

Anti-competitive Behavior	G4-SO7	Total number of legal actions for anti- competitive behavior, anti-trust, and monopoly practices and their outcomes	section 6.5, Compliance risks

Compliance	G4-SO8	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations	note 26, Contingent assets and liabilities

Supplier assessment for impacts on society	G4-SO9	Percentage of new suppliers that were screened using criteria for impacts on society	sub-section 4.2.10, Supplier sustainability sub-section 4.2.11, Conflict minerals: issues further down the chain chapter 13, Sustainability statements

	G4-SO10	Significant actual and potential negative impacts on society in the supply chain and actions taken	sub-section 13.2.2, Supplier indicators

Grievance mechanisms for impacts on society

Annual Report 2013      249

13 Sustainability statements 13.5 - 13.5

	profile disclosure	description	cross-reference

	G4-SO11	Number of grievances about impacts on society filed, addressed, and resolved through formal grievance mechanisms sub-section 4.2.10, Supplier sustainability

sub-section 13.2.1, General Business Principles

sub-section 13.2.2, Supplier indicators

sub-section 13.3.3, Green Operations - “Environmental incidents”

See www.philips.com/gbp

	profile disclosure	description	cross-reference
Product responsibility

Customer health and safety	G4-PR1	Life cycle stages in which health and safety impacts of products and services are assessed for improvement, and percentage of significant products and services categories subject to such procedures	sub-section 5.1.2, About Philips Healthcare sub-section 5.2.2, About Philips Consumer Lifestyle sub-section 5.3.2, About Philips Lighting

	G4-PR2	Total number of incidents of non-compliance with regulations and voluntary codes concerning the health and safety impacts of products and services during their life cycle, by type of outcomes	Philips plans to report on this indicator in 2014. Information on current consumer product recalls can be found at www.recall.philips.com.

Product and service labeling	G4-PR3	Type of product and service information required by procedures, and percentage of significant products and services subject to such information requirements	sub-section 5.1.2, About Philips Healthcare sub-section 5.2.2, About Philips Consumer Lifestyle sub-section 5.3.2, About Philips Lighting

	G4-PR4	Total number of incidents of non-compliance with regulations and voluntary codes concerning product and service information and labeling, by type of outcomes	Philips plans to report on this indicator in 2014.

	G4-PR5	Results of surveys measuring customer satisfaction	Philips measures the Net Promoter Scores, but does not disclose these for confidentiality reason.

Marketing communications	G4-PR6	Sale of banned or disputed products	Philips plans to report on this indicator in 2014. Refer also to www.philips.com/gbp

	G4-PR7	Total number of incidents of non-compliance with regulations and voluntary codes concerning marketing communications, including advertising, promotion, and sponsorship, by type of outcomes	Philips plans to report on this indicator in 2014. Refer also to www.philips.com/gbp

Customer privacy	G4-PR8	Total number of substantiated complaints regarding breaches of customer privacy and losses of customer data	section 6.5, Compliance risks

Compliance	G4-PR9	Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services	note 26, Contingent assets and liabilities

Disclosure of management approach

Material aspects	DMA and Indicators	Omissions

chapter 13, Sustainability statements - “Key material aspects”	chapter 13, Sustainability statements - “Key material aspects” section 13.5, Global Reporting Initiative (GRI) table 4.0 - “Specific Standard Disclosures”	section 13.5, Global Reporting Initiative (GRI) table 4.0 - “Cross-reference”	chapter 13, Sustainability statements - “Key material aspects” (Footnote 1)

250      Annual Report 2013

14 Reconciliation of non-GAAP information 14 - 14

14 Reconciliation of non-GAAP information

Explanation of Non-GAAP measures

Koninklijke Philips N.V. (the ‘Company’) believes that an understanding of sales performance is enhanced when the effects of currency movements and acquisitions and divestments (changes in consolidation) are excluded. Accordingly, in addition to presenting ‘nominal growth’, ‘comparable growth’ is provided.

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

The Company believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating sectors. NOC is defined as: total assets excluding assets classified as held for sale less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other non-current financial assets and current financial assets, (d) investments in associates, and after deduction of: (e) provisions (f) accounts and notes payable, (g) accrued liabilities, (h) other non-current liabilities and other current liabilities.

Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. The net debt position as a percentage of the sum of group equity (shareholders’ equity and non-controlling interests) and net debt is presented to express the financial strength of the Company. This measure is widely used by management and investment analysts and is therefore included in the disclosure. Our net debt position is managed in such a way that we expect to continiously meet our objective to retain an A3 rating (Moody’s) and A- rating (Standard and Poor’s). Furthermore, the Group’s objective when managing the net debt position is to fulfill our commitment to a stable dividend policy with a 40% to 50% pay-out of continuing net income.

Cash flows before financing activities, being the sum of net cash from operating activities and net cash from investing activities, and free cash flow, being net cash from operating activities minus net capital expenditures, are presented separately to facilitate the reader’s understanding of the Company’s funding requirements.

Net capital expenditures comprise of purchase of intangible assets, proceeds from sale of intangible assets, expenditures on development assets, capital expenditures on property, plant and equipment and proceeds from sales of property, plant and equipment. This measure is widely used by management to calculate free cash flow.

Adjustments

Prior-period financial statements have been restated for the treatment of Audio, Video, Multimedia and Accessories as discontinued operations (see note 7, Discontinued operations and other assets classified as held for sale) and the adoption of IAS 19R, which mainly relates to pension reporting (see note 30, Post-employment benefits)

Annual Report 2013      251

14 Reconciliation of non-GAAP information 14 - 14

Sales growth composition per sector

in %

	comparable growth	currency effects	consolidation changes	nominal growth
2013 versus 2012
Healthcare	0.8	(4.6)	(0.3)	(4.1)
Consumer Lifestyle	10.0	(3.4)	0.0	6.6
Lighting	3.2	(3.5)	0.0	(0.3)
Innovation, Group & Services	(2.0)	(0.5)	5.7	3.2

Philips Group	3.3	(3.9)	0.1	(0.5)

2012 versus 2011
Healthcare	6.4	6.4	0.0	12.8
Consumer Lifestyle	8.7	4.4	1.4	14.5
Lighting	3.8	4.6	2.1	10.5
Innovation, Group & Services	0.3	1.7	(4.4)	(2.5)

Philips Group	5.7	5.2	0.8	11.7

2011 versus 2010
Healthcare	5.3	(2.5)	0.1	2.9
Consumer Lifestyle	11.0	(1.8)	4.5	13.7
Lighting	6.2	(2.4)	(2.7)	1.1
Innovation, Group & Services	(12.9)	(0.9)	(9.0)	(22.8)

Philips Group	5.8	(2.3)	(0.7)	2.8

Sales growth composition per geographic cluster

in %

	comparable growth	currency effects	consolidation changes	nominal growth
2013 versus 2012
Western Europe	0.1	(0.6)	0.5	0.0
North America	(2.4)	(3.1)	(0.2)	(5.7)
Other mature geographies	5.0	(12.3)	0.0	(7.3)

Total mature geographies	(0.5)	(3.4)	0.1	(3.8)
Growth geographies	10.7	(5.1)	0.0	5.6

Philips Group	3.3	(3.9)	0.1	(0.5)

2012 versus 2011
Western Europe	(0.9)	1.1	2.5	2.7
North America	2.7	8.7	(0.7)	10.7
Other mature geographies	11.8	9.2	(0.1)	20.9

Total mature geographies	2.4	5.6	0.7	8.7
Growth geographies	12.5	4.3	1.2	18.0

Philips Group	5.7	5.2	0.8	11.7

2011 versus 2010
Western Europe	(0.7)	0.3	(1.9)	(2.3)
North America	5.2	(4.9)	0.3	0.6
Other mature geographies	6.9	2.7	(2.0)	7.6

Total mature geographies	2.9	(1.8)	(0.9)	0.2
Growth geographies	12.4	(3.3)	(0.3)	8.8

Philips Group	5.8	(2.3)	(0.7)	2.8

252      Annual Report 2013

14 Reconciliation of non-GAAP information 14 - 14

Composition of net debt to group equity

	2011	2012	2013
Long-term debt	3,278	3,725	3,309
Short-term debt	582	809	592

Total debt	3,860	4,534	3,901
Cash and cash equivalents	3,147	3,834	2,465

Net debt (cash)1)	713	700	1,436

Shareholders’ equity	12,328	11,151	11,214
Non-controlling interests	34	34	13

Group equity	12,362	11,185	11,227

Net debt and group equity	13,075	11,885	12,663
Net debt divided by net debt and group equity (in %)	5	6	11
Group equity divided by net debt and group equity (in %)	95	94	89

1)	Total debt less cash and cash equivalents

Composition of cash flows

	2011	2012	2013
Cash flows from operating activities	760	2,082	1,138
Cash flows from investing activities	(1,275)	(925)	(997)

Cash flows before financing activities	(515)	1,157	141

Cash flows from operating activities	760	2,082	1,138
Net capital expenditures:	(857)	(455)	(966)
Purchase of intangible assets	(69)	(34)	(49)
Proceeds from sale of intangible assets	—	160	—
Expenditures on development assets	(276)	(345)	(357)
Capital expenditures on property, plant and equipment	(640)	(661)	(587)
Proceeds from disposals of property, plant and equipment	128	425	27

Free cash flows	(97)	1,627	172

Annual Report 2013      253

14 Reconciliation of non-GAAP information 14 - 14

Adjusted IFO to Income from operations (or IFO)

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Innovation, Group & Services
2013
Adjusted IFO	2,451	1,512	483	695	(239)
Amortization of intangible assets1)	(432)	(195)	(54)	(180)	(3)
Impairment of goodwill	(28)	(2)	—	(26)	—

Income from operations (or IFO)	1,991	1,315	429	489	(242)

2012
Adjusted IFO	1,106	1,226	456	128	(704)
Amortization of intangible assets1)	(458)	(200)	(56)	(194)	(8)

Income from operations (or IFO)	648	1,026	400	(66)	(712)

2011
Adjusted IFO	1,435	1,080	153	399	(197)
Amortization of intangible assets1)	(559)	(229)	(44)	(276)	(10)
Impairment of goodwill	(1,355)	(824)	—	(531)	—

Income from operations (or IFO)	(479)	27	109	(408)	(207)

1)	Excluding amortization of software and product development

254      Annual Report 2013

14 Reconciliation of non-GAAP information 14 - 14

Net operating capital to total assets

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Innovation, Group & Services
2013
Net operating capital (NOC)	10,238	7,437	1,261	4,462	(2,922)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,453	2,541	1,275	1,672	2,965
- intercompany accounts	—	124	75	105	(304)
- provisions	2,554	278	221	452	1,603
Include assets not comprised in NOC:
- investments in associates	161	85	—	20	56
- current financial assets	10	—	—	—	10
- other non-current financial assets	496	—	—	—	496
- deferred tax assets	1,675	—	—	—	1,675
- liquid assets	2,465	—	—	—	2,465

	26,052	10,465	2,832	6,711	6,044
Assets classified as held for sale	507

Total assets	26,559

2012
Net operating capital (NOC)	9,316	7,976	1,205	4,635	(4,500)
Exclude liabilities comprised in NOC:
- payables/liabilities	10,287	2,760	1,718	1,695	4,114
- intercompany accounts	—	71	42	37	(150)
- provisions	2,956	355	315	581	1,705
Include assets not comprised in NOC:
- investments in associates	177	86	—	22	69
- other non-current financial assets	549	—	—	—	549
- deferred tax assets	1,919	—	—	—	1,919
- liquid assets	3,834	—	—	—	3,834

	29,038	11,248	3,280	6,970	7,540
Assets classified as held for sale	43

Total assets	29,081

2011
Net operating capital (NOC)	10,382	8,418	874	4,965	(3,875)
Exclude liabilities comprised in NOC:
- payables/ liabilities	10,357	2,697	2,292	1,593	3,775
- intercompany accounts	—	103	74	51	(228)
- provisions	2,680	287	551	283	1,559
Include assets not comprised in NOC:
- investments in associates	203	86	3	23	91
- other non-current financial assets	346	—	—	—	346
- deferred tax assets	1,731	—	—	—	1,731
- liquid assets	3,147	—	—	—	3,147

	28,846	11,591	3,794	6,915	6,546
Assets classified as held for sale	551

Total assets	29,397

Annual Report 2013      255

15 Five-year overview 15 - 15

15 Five-year overview

all amounts in millions of euros unless otherwise stated

Prior-period financial statements have been restated for the treatment of Audio, Video, Multimedia and Accessories as discontinued operations (see note 7, Discontinued operations and other assets classified as held for sale) and the adoption of IAS 19R, which mainly relates to pension reporting (see note 1, Significant accounting policies).

Due to factors such as acquisitions and divestments, the amounts, percentages and ratios are not directly comparable.

General data

	2009 EUR	2010 EUR	2011 EUR	2012 EUR	2013 EUR	2013 USD1)

Sales	18,149	20,415	20,992	23,457	23,329	32,156

Income from operations (IFO) (loss)	377	1,721	(479)	648	1,991	2,744
Financial income and expenses - net	(280)	(175)	(331)	(329)	(330)	(455)
Income (loss) from continuing operations	173	1,157	(1,046)	(77)	1,170	1,613
Income (loss) from continuing operations attributable to shareholders	159	1,151	(1,050)	(82)	1,167	1,609
Income (loss) from discontinued operations	86	144	(410)	47	2	3
Net income (loss)	259	1,301	(1,456)	(30)	1,172	1,615
Net income (loss) attributable to shareholders	245	1,295	(1,460)	(35)	1,169	1,611

Total assets	30,897	32,712	29,397	29,081	26,559	36,608
Net assets	14,631	15,067	12,362	11,185	11,227	15,475

Financial structure

Debt	4,267	4,658	3,860	4,534	3,901	5,377
Provisions	2,476	2,377	2,680	2,956	2,554	3,520

Shareholders’ equity	14,582	15,021	12,328	11,151	11,214	15,457
Non-controlling interests	49	46	34	34	13	18

Key figures per share

Weighted average shares outstanding:
- basic2)	927,709	941,691	952,809	922,101	911,072	911,072
- diluted2)	931,264	949,554	957,293	927,222	922,072	922,072
Basic earnings per common share3)
Income (loss) from continuing operations attributable to shareholders	0.17	1.22	(1.10)	(0.09)	1.28	1.76
Net income (loss) attributable to shareholders	0.26	1.38	(1.53)	(0.04)	1.28	1.76
Diluted earnings per common share3)
Income (loss) from continuing operations attributable to shareholders	0.17	1.21	(1.10)	(0.09)	1.27	1.75
Net income (loss) attributable to shareholders	0.26	1.36	(1.53)	(0.04)	1.27	1.75

1)

For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2013 (USD 1 = EUR 0.7255. The US dollar amounts are unaudited.)

2)	In thousands of shares
3)	In euros or US dollars as indicated in the header

256      Annual Report 2013

16 Investor Relations 16 - 16.1

16 Investor Relations

16.1 Key financials and dividend policy

Prior-period financial statements have been restated for the treatment of Audio, Video, Multimedia and Accessories as discontinued operations (see note 7, Discontinued operations and other assets classified as held for sale) and the adoption of IAS 19R, which mainly relates to pension reporting (see note 30, Post-employment benefits).

Key financials

Net income attributable to shareholders of the Philips Group in 2013 showed a gain of EUR 1,169 million, or EUR 1.27 per common share (diluted; basic EUR 1.28 per common share). This compares to a loss of EUR 35 million, or EUR 0.04 per common share (diluted; basic EUR 0.04 per common share), in 2012.

Dividend policy

We are committed to a stable dividend policy with a 40% to 50% target pay-out of continuing net income.

Continuing net income is the base figure used to calculate the dividend payout for the year. For 2013, the key exclusions from net income to arrive at continuing net income are the following: the results related to the Television and Audio, Video, Multimedia and Accessories businesses of Consumer Lifestyle that are shown as discontinued operations, the gains related to past-service pension costs in the US and the settlement loss arising from a lump sum offering to terminated vested employees in the US pension plan, as well as the impairment of goodwill in Lighting and of other intangible assets in Healthcare and Lighting.

Annual Report 2013      257

16 Investor Relations 16.1 - 16.1

Restructuring and acquisition-related charges and the result of the sale of the 30% stake in investment in associate TP Vision are also excluded.

Proposed distribution

A proposal will be submitted to the 2014 Annual General Meeting of Shareholders to declare a dividend of EUR 0.80 per common share (up to EUR 740 million), in cash or in shares at the option of the shareholder, against the net income for 2013.

Shareholders will be given the opportunity to make their choice between cash and shares between May 8, 2014, and May 30, 2014. If no choice is made during this election period, the dividend will be paid in shares. On May 30, 2014 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume weighted average price of all traded common shares of Koninklijke Philips N.V. at NYSE Euronext Amsterdam on 28, 29 and 30 May, 2014. The Company will calculate the number of share dividend rights entitled to one new common share, such that the gross dividend in shares will be approximately equal to the gross dividend in cash. On June 3, 2014 the ratio and the number of shares to be issued will be announced. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 4, 2014. The distribution of dividend in cash to holders of New York registry shares will be made in USD at the USD/EUR rate fixed by the European Central Bank on June 2, 2014.

Dividend in cash is in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the dividend in cash paid to the shareholders. Dividend in shares paid out of net income is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share). Shareholders are advised to consult their own tax advisor on the applicable situation with respect to taxes on the dividend received.

In 2013, a dividend of EUR 0.75 per common share was paid in cash or shares, at the option of the shareholder. For 59.8% of the shares an election was made for a share dividend resulting the issuance of 18,491,337 new common shares, leading to a 2.1% percent dilution. EUR 271,991,204 was paid in cash. For additional information, see section 4.4, Proposed distribution to shareholders, of this report.

	ex-dividend date	record date	payment date

Amsterdam shares	May 5, 2014	May 7, 2014	June 4, 2014

New York shares	May 5, 2014	May 7, 2014	June 4, 2014

Information for investors in New York Registry shares program

Dividends and distributions per common share

The following table sets forth in euros the gross dividends on the common shares in the fiscal years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of shares of the New York registry:

	2009	2010	2011	2012	2013
in EUR	0.70	0.70	0.75	0.75	0.75
in USD	0.94	0.93	1.11	0.94	0.98

Exchange rates USD : EUR

The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). The Noon Buying Rate on February 14, 2014 was EUR 0.7305 per USD 1.

258      Annual Report 2013

16 Investor Relations 16.1 - 16.2

			EUR per USD
	period end	average	high	low
2008	0.7184	0.6844	0.8035	0.6246
2009	0.6977	0.7187	0.7970	0.6623
2010	0.7536	0.7579	0.8362	0.6879
2011	0.7708	0.7186	0.7736	0.6723
2012	0.7584	0.7782	0.8290	0.7428
2013	0.7257	0.7532	0.7828	0.7238

	highest rate	lowest rate
August, 2013	0.7578	0.7448
September, 2013	0.7622	0.7387
October, 2013	0.7413	0.7241
November, 2013	0.7487	0.7350
December, 2013	0.7379	0.7238
January, 2014	0.7407	0.7309

Philips publishes its financial statements in euros while a substantial portion of its net assets, earnings and sales are denominated in other currencies. Philips conducts its business in more than 50 different currencies.

Unless otherwise stated, for the convenience of the reader the translations of euros into US dollars appearing in this report have been made based on the closing rate on December 31, 2013 (USD 1 = EUR 0.7255). This rate is not materially different from the Noon Buying Rate on such date (USD 1 = EUR 0.7257).

The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips’ financial statements for the periods specified.

			EUR per USD
	period end	average	high	low
2008	0.7096	0.6832	0.7740	0.6355
2009	0.6945	0.7170	0.7853	0.6634
2010	0.7485	0.7540	0.8188	0.7036
2011	0.7728	0.7192	0.7728	0.6721
2012	0.7582	0.7776	0.8166	0.7500
2013	0.7255	0.7527	0.7805	0.7255

16.2 Share information

Market capitalization

Philips’ market capitalization was EUR 24.3 billion at year-end 2013. The highest closing price for Philips’ shares during 2013 in Amsterdam was EUR 26.78 on December 27, 2013 and the lowest was EUR 20.26 on January 4, 2013. The highest closing price for Philips’ shares during 2013 in New York was USD 36.97 on December 31, 2013 and the lowest was USD 26.60 on January 4, 2013.

Share capital structure

During 2013, Philips’ issued share capital decreased by approximately 19 million common shares to a level of 938 million common shares. The main reasons for this are the cancellation of 37,778,510 Philips shares acquired pursuant to the EUR 2 billion share repurchase program and the issuance of 18,491,337 shares related to the elective dividend. The basic shares outstanding decreased from 915 million at the end of December 2012 to 913 million at the end of 2013. As of December 31, 2013, the shares held in treasury amounted to 25 million shares, of which 21 million are held by Philips to cover long-term incentive and employee stock purchase plans.

The Dutch Act on Financial Supervision imposes an obligation to disclose (inter alia) percentage holdings in the capital and/or voting rights in the Company when such holdings reach, exceed or fall below 3, 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent (as a result of an acquisition or disposal by a person, or as a result of a change in the company’s total number of voting rights or capital issued). Certain cash settled derivatives are also taken into account when calculating the capital interest. Pursuant to new legislation, effective July 1, 2013, the obligation to disclose capital interest does not

Annual Report 2013      259

16 Investor Relations 16.2 - 16.2

only relate to gross long positions, but also to gross short positions. Required disclosures must be made to the Netherlands Authority for the Financial Markets (AFM) without delay. The AFM then notifies such disclosures to the Company and includes them in a register which is published on the AFM’s website. Furthermore, an obligation to disclose (net) short positions is set out in the EU Regulation on Short Selling.

On July 1, 2013 the Company received notification from the AFM that it had received disclosures under the Dutch Act on Financial Supervision of a substantial holding of 4.3% by Dodge & Cox International Stock Fund. On August 14, 2013 the Company received notification from the AFM that it had received disclosures under the Dutch Act on Financial Supervision of a total shareholding of 3.01% and 3.45% of the voting rights by BlackRock Inc. On January 3, 2014 the Company received notification from the AFM that it had received disclosures under the Dutch Act on Financial Supervision of a substantial holding of 3.08% by Norges Bank.

Based on a survey in December 2013 and information provided by several large custodians, the following shareholder portfolio information is included in the graphs Shareholders by region and Shareholders by style.

Share repurchase programs

Share repurchases for capital reduction purposes

By the end of Q2 2013, Philips completed the EUR 2 billion share repurchase program that started in July 2011. On September 17, 2013, Philips announced a new EUR 1.5 billion share repurchase program. This program started on October 21, 2013 and is to be completed over the next two to three years. By the end of 2013, Philips had completed 7% of the EUR 1.5 billion share repurchase program.

Share repurchases related to Long-Term Incentive (LTI) and employee stock purchase programs

To cover Philips’ outstanding obligations resulting from past and present long-term incentive and employee stock purchase programs dating back to 2004, Philips will repurchase up to 12 million additional Philips shares on NYSE Euronext Amsterdam, to be executed during 2014. The shares repurchased will be held by Philips as treasury shares until they are distributed to participants. Philips started this program on January 28, 2014 and will enter into subsequent discretionary management agreements with one or more banks to repurchase Philips shares within the limits of relevant laws and regulations (in particular EC Regulation 2273/2003) and Philips’ articles of association.

Further details on the share repurchase programs can be found on the Investor Relations website. For more information see chapter 10, Corporate governance, of this report.

260      Annual Report 2013

16 Investor Relations 16.2 - 16.3

Impact of share repurchases on share count

in thousands of shares

	2009	2010	2011	2012	2013
Shares issued	972,412	986,079	1,008,975	957,133	937,846
Shares in treasury	44,955	39,573	82,880	42,542	24,508
Shares outstanding	927,457	946,506	926,095	914,591	913,338
Shares repurchased	2	15	47,508	46,871	27,811
Shares cancelled	—	—	—	82,365	37,779

A total of 24,508,022 shares were held in treasury by the Company at December 31, 2013 (2012: 42,541,687 shares). As of that date, a total of 44 million rights to acquire shares (under long-term incentive plans) were outstanding (2012: 52 million).

Period	total number of shares purchased	average price paid per share in EUR	total number of shares purchased as part of publicly announced programs	maximum EUR amount of shares that may yet be purchased under the programs
January, 2013	2,806,796	21.38	2,806,796	471,195,448
February, 2013	6,340,305	22.55	6,339,803	328,260,385
March, 2013	2,368,862	23.12	2,367,018	273,523,670
April, 2013	4,552,000	22.10	4,552,000	172,938,033
May, 2013	5,119,261	22.12	5,117,783	59,707,937
June, 2013	2,766,495	21.58	2,766,377	—
July, 2013	—	—	—	—
August, 2013	35	21.05	—	—
September, 2013	—	—	—	—
October, 2013	766,047	25.85	766,040	1,480,195,100
November, 2013	1,434,010	26.10	1,434,010	1,442,763,231
December, 2013	1,657,545	25.70	1,657,545	1,400,158,416

16.3 Philips’ rating

Philips’ existing long-term debt is rated A3 (with stable outlook)2) by Moody’s and A- (with stable outlook)1) by Standard & Poor’s. It is Philips’ objective to manage its financial ratios to be in line with an A3/A- rating. There is no assurance that Philips will be able to achieve this goal. Ratings are subject to change at any time. Outstanding long-term bonds and credit facilities do not have a repetitive material adverse change clause, financial covenants or credit rating-related acceleration possibilities.

Credit rating summary

	long-term	short-term	outlook
Standard and Poor’s	A-	A-2	Stable	1)
Moody’s	A3	P-2	Stable	2)

1)	On July 24, 2013, Standard and Poor’s changed the outlook from negative to stable
2)	On February 6, 2014, Moody’s changed the outlook from negative to stable

Annual Report 2013      261

16 Investor Relations 16.4 - 16.4

16.4 Performance in relation to market indices

The common shares of the Company are listed on the stock market of NYSE Euronext Amsterdam. The New York Registry Shares of the Company, representing common shares of the Company, are listed on the New York Stock Exchange. The principal market for the common shares is NYSE Euronext Amsterdam. For the New York Registry Shares it is the New York Stock Exchange.

The following table shows the high and low closing sales prices of the common shares on the stock market of NYSE Euronext Amsterdam as reported in the Official Price List and the high and low closing sales prices of the New York Registry Shares on the New York Stock Exchange:

		Euronext Amsterdam (EUR)		New York stock exchange (USD)
		high	low	high	low
2009		21.03	10.95	30.19	13.98

2010	1st quarter	25.28	20.34	33.48	28.26
	2nd quarter	26.94	22.83	35.90	28.09
	3rd quarter	26.23	21.32	33.32	26.84
	4th quarter	24.19	20.79	33.90	27.10
2011	1st quarter	25.34	21.73	33.81	29.81
	2nd quarter	22.84	16.33	32.44	23.36
	3rd quarter	17.84	12.23	25.74	16.87
	4th quarter	16.28	12.77	22.54	17.22
2012	1st quarter	16.56	14.48	21.51	18.34
	2nd quarter	15.57	13.76	20.26	17.32
	3rd quarter	19.49	15.51	24.89	19.11
	4th quarter	20.33	18.27	26.81	23.52
2013	1st quarter	23.67	20.26	31.72	26.60
	2nd quarter	23.48	20.36	30.65	26.75
	3rd quarter	25.32	20.89	33.60	27.28
	4th quarter	26.78	23.17	36.97	31.36

August, 2013		24.58	22.90	32.45	30.62
September, 2013		25.32	23.83	33.60	31.57
October, 2013		26.08	23.17	35.69	31.36
November, 2013		26.50	25.70	35.76	34.81
December, 2013		26.78	24.64	36.97	33.92
January, 2014		28.10	25.52	38.36	34.61

262      Annual Report 2013

16 Investor Relations 16.4 - 16.4

Euronext Amsterdam

Share price development in Amsterdam

in euros

PHIA	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2013
High	23.13	23.31	23.67	23.48	22.90	21.81	24.41	24.58	25.32	26.08	26.50	26.78
Low	20.26	21.23	21.56	20.54	20.45	20.36	20.89	22.90	23.83	23.17	25.70	24.64
Average	21.34	22.26	22.93	22.15	21.97	21.29	22.81	24.00	24.54	24.68	26.14	25.81
Average daily volume1)	5.50	6.11	6.09	6.57	6.17	5.90	5.33	3.81	6.32	5.41	3.90	4.99

2012
High	16.56	16.42	16.26	15.32	15.26	15.57	17.90	18.86	19.49	20.11	20.21	20.33
Low	14.48	15.45	14.95	13.76	14.00	13.87	15.51	18.09	18.16	18.27	19.47	19.83
Average	15.31	15.80	15.55	14.51	14.49	14.67	16.47	18.46	18.80	18.95	19.95	20.05
Average daily volume1)	6.77	5.53	5.54	8.05	6.91	6.10	6.15	4.68	5.60	4.97	4.89	3.88

New York Stock Exchange

Share price development in New York

in US dollars

PHG	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2013
High	31.16	31.72	30.72	30.65	29.21	29.19	32.47	32.45	33.60	35.69	35.76	36.97
Low	26.60	27.82	28.23	26.88	26.75	26.94	27.28	30.62	31.57	31.36	34.81	33.92
Average	28.41	29.68	29.71	28.84	28.37	28.12	29.91	31.92	32.86	33.63	35.22	35.48
Average daily volume1)	0.85	0.77	0.82	0.77	0.80	0.93	0.86	0.44	0.66	0.66	0.39	0.39

2012
High	21.47	21.36	21.51	20.26	20.00	19.67	22.11	23.30	24.89	26.23	26.01	26.81
Low	18.34	20.24	19.58	17.98	17.68	17.32	19.11	22.00	22.99	23.52	24.80	25.91
Average	19.73	20.85	20.57	19.10	18.57	18.41	20.26	22.84	24.20	24.48	25.51	26.27
Average daily volume1)	1.64	0.93	1.32	1.80	1.03	0.83	0.63	0.54	0.82	0.64	0.77	0.62

1)	In millions of shares

Annual Report 2013      263

16 Investor Relations 16.4 - 16.4

Share listings	Amsterdam, New York
Ticker code	PHIA, PHG
No. of shares issued at Dec. 31, 2013	938 million
No. of shares outstanding issued at Dec. 31, 2013	913 million
Market capitalization at year-end 2013	EUR 24.3 billion
Industry classification
MSCI: Capital Goods	20105010
ICB: Diversified Industrials	2727
Members of indices
AEX, NYSE, DJSI, and others

264      Annual Report 2013

16 Investor Relations 16.5 - 16.5

16.5 Philips’ acquisitions

Philips made no announcements of acquisitions in 2013 and 2012.

Acquisitions 2011 / Announcement dates

January 5, 2011	Optimum Lighting, LLC	Professional Luminaires	Expand portfolio with customized energy-efficient lighting solutions

January 20, 2011	Preethi1)	Domestic Appliances	Become a leading kitchen appliances company in India

March 9, 2011	Dameca A/S	Patient Care & Clinical Informatics	Expand portfolio with integrated, advanced anesthesia care solutions

June 20, 2011	AllParts Medical	Customer Services	Expand capabilities in imaging equipment services, strengthening Philips’ Multi-Vendor Services business

June 27, 2011	Sectra Mamea AB2)	Imaging Systems	Expand Women’s Healthcare portfolio with a unique digital mammography solution in terms of radiation dose

June 29, 2011	Indal Group	Professional Luminaires	Strengthen leading position in professional lighting within Europe

July 11, 2011	Povos Electric Appliance (Shanghai) Co., Ltd.2)	Domestic Appliances	Expand product portfolio in China and continue to build business creation capabilities in growth geographies

1)	Asset transaction

2)	Combined asset transaction / share transaction

Acquisitions 2010 / Announcement dates

February 11, 2010	Luceplan	Consumer Luminaires	Iconic brand in the premium design segment for residential applications

February 24, 2010	Somnolyzer1)	Home Healthcare	Somnolyzer 24x7 automated-scoring solution that can improve the productivity of sleep centers

March 26, 2010	Tecso	Patient Care & Clinical Informatics	Strengthen clinical informatics portfolio with leading Brazilian provider of Radiology Information Systems (RIS)

July 13, 2010	Street Light Control Portfolio1)	Lighting Electronics	Strengthen outdoor lighting portfolio with acquisition control portfolio. Street Lighting controls activities of Amplex A/S

July 28, 2010	Apex	Imaging Systems	Strengthen portfolio of high-quality transducers aimed at the value segment in emerging markets

August 2, 2010	CDP Medical1)	Patient Care & Clinical Informatics	Expand clinical informatics portfolio in high-growth markets in the area of PACS

August 20, 2010	Burton	Professional Luminaires	Expand portfolio with leading provider of specialized lighting solutions for healthcare facilities

September 13, 2010	Wheb Sistemas	Patient Care & Clinical Informatics	Strengthen clinical informatics portfolio with a leading Brazilian provider of clinical information systems

October 11, 2010	Discus	Health & Wellness	Expand oral healthcare portfolio with leading manufacturer of professional tooth whitening products

December 6, 2010	NCW	Professional Luminaires	Expand global leadership position of professional lighting entertainment solutions

January 6, 2011	medSage Technologies1)	Home Healthcare	Strengthen portfolio by becoming a leading provider of patient interaction and management applications

1)	Asset transaction

Annual Report 2013      265

16 Investor Relations 16.6 - 16.7

16.6 Financial calendar

Financial calendar

Annual General Meeting of Shareholders

Record date Annual General Meeting of Shareholders	April 3, 2014

Annual General Meeting of Shareholders	May 1, 2014

Quarterly reports 2014

First quarter results 2014	April 22, 2014

Second quarter results 2014	July 21, 2014

Third quarter results 2014	October 20, 2014

Fourth quarter results 2014	January 27, 20151)

Capital Markets Days 2014

Capital Markets Days (Healthcare, Consumer Lifestyle and Lighting)	September 23-24, 2014

1)	Subject to final confirmation

16.7 Investor contact

Shareholder services

Holders of shares listed on Euronext

Philips offers a dynamic print manager that facilitates the creation of a customized PDF. Non-US shareholders and other non-US interested parties can make inquiries about the Annual Report 2013 to:

Royal Philips

Annual Report Office

Philips Center, HBT 12

P.O. Box 77900

1070 MX Amsterdam, The Netherlands

E-mail: annual.report@philips.com

Communications concerning share transfers, lost certificates, dividends and change of address should be directed to:

ABN AMRO Bank N.V.

Department Equity Capital Markets/Corporate Broking HQ7050

Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands

Telephone: +31-20-34 42000

Fax: +31-20-62 88481

Holders of New York Registry shares

Philips offers a dynamic print manager that facilitates the creation of a customized PDF. Holders of New York Registry shares and other interested parties in the US can make inquiries about the Annual Report 2013 to:

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

266      Annual Report 2013

16 Investor Relations 16.7 - 16.7

International direct investment program

Philips offers a dividend reinvestment and direct stock purchase plan designed for the US market. This program provides existing shareholders and interested investors with an economical and convenient way to purchase and sell Philips New York Registry shares and to reinvest cash dividends. Philips does not administer or sponsor the program and assumes no obligation or liability for the operation of the plan. For further information on this program and for enrollment forms, contact:

Citibank Shareholder Service

Telephone: 1-877-248-4237 (1-877-CITI-ADR)

Monday through Friday 8:30 AM EST

through 6:00 PM EST

Website www.citi.com/dr

or by writing to:

Citibank Shareholder Service

International Direct Investment Program

P.O. Box 2502, Jersey City, NJ 07303-2502

2014 Annual General Meeting of Shareholders

The Agenda and the explanatory notes of the Agenda for the 2014 Annual General Meeting of Shareholders are published on the Company’s website.

For the Annual General Meeting of Shareholders on May 1, 2014, a record date of April 3, 2014 will apply. Those persons who on April 3, 2014 hold shares in the Company and are registered as such in one of the registers designated by the Board of Management for the Annual General Meeting of Shareholders will be entitled to participate in and vote at the meeting.

The Dutch Shareholders Communication Channel decided to terminate its activities as per the end of 2013. Their decision follows the entry into force of new legislation on July 1, 2013 which provides a legal basis in Dutch law for shareholder communication.

Investor relations activities

From time to time the Company engages in communications with investors via road shows, one-on-one meetings, group meetings, broker conferences and capital markets days. The purpose of these meetings is to inform the market on the results, strategy and decisions made, as well as to receive feedback from shareholders. Also, the Company engages in bilateral communications with investors. These communications take place either at the initiative of the Company or at the initiative of investors. During these communications the Company is generally represented by its Investor Relations department. However, on a limited number of occasions the Investor Relations department is accompanied by one or more members of the Board of Management. The subject matter of the bilateral communications ranges from individual queries from investors to more elaborate discussions following disclosures that the Company has made such as its annual and quarterly reports. The Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders.

More information on the activities of Investor Relations can be found in chapter 10, Corporate governance, of this report.

Analysts’ coverage

Philips is covered by approximately 35 analysts who frequently issue reports on the company.

Annual Report 2013      267

16 Investor Relations 16.7 - 16.8

How to reach us

Investor Relations contact

Royal Philips

Philips Center, HBT 14

P.O. Box 77900

1070 MX Amsterdam, The Netherlands

Telephone: +31-20-59 77222

Website: www.philips.com/investor

E-mail: investor.relations@philips.com

Robin Jansen

Head of Investor Relations

Telephone: +31-20-59 77222

Vanessa Bruinsma-Kleijkers

Investor Relations Manager

Telephone: +31-20-59 77447

Leandro Mazzoni

Investor Relations Manager

Telephone: +31-20-59 77055

The registered office of Royal Philips is

High Tech Campus 5

5656 AE Eindhoven, The Netherlands

Switch board, telephone: +31-40-27 91111

Sustainability contact

Philips Group Sustainability

High Tech Campus 5 (room 2.56)

5656 AE Eindhoven, The Netherlands

Telephone: +31-40-27 83651

Fax: +31-40-27 86161

Website: www.philips.com/sustainability

E-mail: philips.sustainability@philips.com

Corporate Communications contact

Royal Philips

Philips Center, HBT 19

P.O. Box 77900

1070 MX Amsterdam, The Netherlands

E-mail: corporate.communications@philips.com

For media contacts please refer to:

www.newscenter.philips.com/main/standard/news/contacts

16.8 Taxation

Dutch Taxation

The statements below are only a general summary of certain material Dutch tax consequences for holders of common shares that are non-residents of the Netherlands based on present Dutch tax laws and the Tax Convention of December 18, 1992, as amended by the protocol that entered into force on December 28, 2004, between the United States of America and the Kingdom of the Netherlands (the U.S. Tax Treaty) and are not to be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, investors in the common shares should consult their own professional tax advisor.

With respect to a holder of common shares that is an individual who receives income or derives capital gains from the common shares and this income received or capital gains derived are attributable to past, present or future employment activities of such holder, the income of which is taxable in the Netherlands, the Dutch tax position is not discussed in this summary.

Dividend withholding tax

In general, a distribution to shareholders by a company resident in the Netherlands (such as the Company) is subject to a withholding tax imposed by the Netherlands at a rate of 15%. Share dividends paid out of the Company’s paid-in share premium recognized for Dutch tax purposes are not subject to the above mentioned withholding tax. Share dividends paid out of the Company’s retained earnings are subject to dividend withholding tax on the nominal value of the shares issued. Pursuant to the provisions of the U.S. Tax Treaty, a reduced rate may be applicable in respect of dividends paid by the Company to a beneficial owner holding directly 10% or more of the voting power of the Company, if such owner is a company resident of the United States (as defined in the U.S. Tax Treaty) and entitled to the benefits of the U.S. Tax Treaty.

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

268      Annual Report 2013

16 Investor Relations 16.8 - 16.8

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

The Company may, with respect to certain dividends received from qualifying non-Dutch subsidiaries, credit taxes withheld from those dividends against the Dutch withholding tax imposed on certain qualifying dividends that are redistributed by the Company, up to a maximum of the lesser of:

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

Estate and gift taxes

No estate, inheritance or gift taxes are imposed by the Netherlands on the transfer or deemed transfer of common shares by way of gift by or on the death of a shareholder if, at the time of the death of the shareholder or the gift of the common shares (as the case may be), such shareholder is not a (deemed) resident of the Netherlands.

Inheritance or gift taxes (as the case may be) are due, however, if such shareholder:

Annual Report 2013      269

16 Investor Relations 16.8 - 16.8

•	has Dutch nationality and has been a resident of the Netherlands at any time during the ten years preceding the time of the death or gift; or

•	has no Dutch nationality but has been a resident of the Netherlands at any time during the twelve months preceding the time of the gift (for Netherlands gift taxes only)

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

Taxation of Dividends

Under the United States federal income tax laws, the gross amount of any dividend paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. For a non-corporate US holder, dividends paid that constitute qualified dividend income will be taxable at a maximum tax rate of 20% provided that the non-corporate US holder holds the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to the common shares generally will be qualified dividend income 1). A US holder must include any Dutch tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to a US holder when it receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that a US holder must include in its income will be the US dollar value of the Euro payments made, determined at the spot Euro/US dollar rate on the date the dividend distribution is includible in its income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date a US holder converts the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for

270      Annual Report 2013

16 Investor Relations 16.8 - 16.8

United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a US holder’s basis in the common shares and thereafter as capital gain.

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

1)	In addition, a US holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the US holder’s “net investment income” for the relevant taxable year and (2) the excess of the US holder’s modified adjusted gross income for the taxable year over a certain threshold (the “Medicare tax”). A US holder’s net investment income generally includes its dividend income.
2)	In addition, the gain or loss is generally included in a US holder’s net investment income, which may be subject to a 3.8% tax as described in the discussion of the Medicare tax under the heading – “Taxation of Dividends”.

Annual Report 2013      271

16 Investor Relations 16.9 - 16.9

16.9 New York Registry Shares

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

Fees and Payments made by the Agent to Philips

The Agent has agreed to reimburse certain expenses of Philips related to the Program and incurred by Philips in connection with the Program. In the year ended December 31, 2013 the Agent reimbursed to Philips, or paid amounts on Philips behalf to third parties, a total sum of EUR 763,913.

The table below sets forth the types of expenses that the Agent has agreed to reimburse and the amounts reimbursed in the year ended December 31, 2013:

Category of Expense Reimbursed to Philips

in euros

amount Reimbursed in the year ended December 31, 2013

Program related expenses such as legal fees and New York Stock Exchange listing fees	13,932
A portion of the issuance and cancellation fees actually received by the Agent from holders of New York Registry Shares, net of Program-related expenses already reimbursed by the Agent to Philips.	749,981	1)

Total	763,913

1)	Translated at USD/EUR exchange rate of actual date(s) of reimbursement(s) during 2013

The Agent has also agreed to waive certain fees for standard costs associated with the administration of the program.

The table below sets forth those expenses that the Agent paid directly to third parties in the year ended December 31, 2013.

Category of Expense paid directly to third parties

in euros

amount in the year ended December 31, 2013
Reimbursement of Proxy Process expenses	7,385
Reimbursement of Legal Fee expenses	1,076
NYSE Listing Fee	5,441
Fullfillment	29

Total	13,932

Under certain circumstances, including removal of the Agent or termination of the Program by Philips, Philips is required to repay the Agent certain amounts reimbursed and/or expenses paid to or on behalf of Philips.

272      Annual Report 2013

17 Definitions and abbreviations 17 - 17

17 Definitions and abbreviations

Base of the Pyramid

The base of the pyramid is the largest, but poorest socio-economic group. In global terms, this is the 4 billion people who live on less than USD 2.50 per day.

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

Compound annual growth rate (CAGR)

The CAGR is the average Comparable Sales calculated over a period of more than one year. Compound comparable sales exclude the effect of currency movements and acquisitions and divestments (changes in consolidation) over the total period. Philips believes that CAGR information enhances understanding of sales performance over a period longer than a year.

CO2-equivalent

CO2-equivalent or carbon dioxide equivalent is a quantity that describes, for a given mixture and amount of greenhouse gas, the amount of CO2 that would have the same global warming potential (GWP), when measured over a specified timescale (generally 100 years).

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

Green Innovation

Green Innovation comprise all R&D activities directly contributing to the development of Green Products or Green Technologies.

Annual Report 2013      273

17 Definitions and abbreviations 17 - 17

Green Products

Green Products offer a significant environmental improvement in one or more Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Recycling and disposal and Lifetime reliability. The life cycle approach is used to determine a product’s overall environmental improvement. It calculates the environmental impact of a product over its total life cycle (raw materials, manufacturing, product use and disposal). Green Products need to prove leadership in at least one Green Focal Area compared to industry standards, which is defined by a sector specific peer group. This is done either by outperforming reference products (which can be a competitor or predecessor product in the particular product family) by at least 10%, outperforming product specific eco-requirements or by being awarded with a recognized eco-performance label. Because of different product portfolios, sectors have specified additional criteria for Green Products, including product specific minimum requirements where relevant.

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

International Standardization Organization (ISO)

The International Standardization Organization (ISO)is the world’s largest developer and publisher of International Standards. ISO is a network of the national standards institutes of more than 160 countries, one member per country, with a Central Secretariat in Geneva, Switzerland, that coordinates the system. ISO is a non-governmental organization that forms a bridge between the public and private sectors.

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

274      Annual Report 2013

17 Definitions and abbreviations 17 - 17

Return on invested capital (ROIC)

Return on Invested Capital consists of income from continuing operations excluding results attributable to non-controlling interest holders, results relating to investments in associates and financial income and expenses, divided by the average net operating capital at year end and the preceding four quarter ends. Philips believes that ROIC information makes the underlying performance of its businesses more transparent as it relates returns to the operating capital in use.

SF6

SF6 (Sulfur hexafluoride) is used in the electrical industry as a gaseous dielectric medium.

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

Annual Report 2013      275

18 Exhibits 18 - 18.1

18 Exhibits

18.1 Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, File No. 001-05146-01).

Exhibit 2 (b) (1)	Indenture between Koninklijke Philips N.V. and Deutsche Bank Trust Company Americas, Trustee, dated as of March 11, 2008, as supplemented by the First Supplemental Indenture (Incorporated by reference to Exhibits 4.1 and 4.2 of Registration Statement on Form F-3 No. 333-179889). The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one other instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and F.A. van Houten (incorporated by reference to Exhibit 4 (a) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01).

Exhibit 4 (b)	Employment contract between the Company and R.H. Wirahadiraksa (incorporated by reference to Exhibit 4 (b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01).

Exhibit 4 (c)	Employment contract between the Company and P.A.J.Nota (incorporated by reference to Exhibit 4 (d) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01)

Exhibit 8	List of Subsidiaries.

Exhibit 12 (a)	Certification of F.A. van Houten filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of R.H. Wirahadiraksa filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of F.A. van Houten furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of R.H. Wirahadiraksa furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	Description of industry terms.

276      Annual Report 2013

18 Exhibits 18.1 - 18.2

18.2 Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Annual Report 2013      277

18 Exhibits 18.2 - 18.2

KONINKLIJKE PHILIPS N.V.

(Registrant)

/s/ F.A. van Houten	/s/ R.H. Wirahadiraksa
F.A. van Houten	R.H. Wirahadiraksa
(CEO, Chairman of the Board of Management and the Executive Committee)	(Executive Vice-President, Chief Financial Officer, member of the Board of Management and the Executive Committee)

Date: February 25, 2014

278      Annual Report 2013

18 Exhibits 18.2 - 18.3

18.3 Exhibits

Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, File No. 001-05146-01).

Exhibit 2 (b) (1)	Indenture between Koninklijke Philips N.V. and Deutsche Bank Trust Company Americas, Trustee, dated as of March 11, 2008, as supplemented by the First Supplemental Indenture (Incorporated by reference to Exhibits 4.1 and 4.2 of Registration Statement on Form F-3 No. 333-179889). The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one other instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Employment contracts of the members of the Board of Management (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01).

Exhibit 4 (a)	Employment contract between the Company and F.A. van Houten. (incorporated by reference to Exhibit 4 (a) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01).

Exhibit 4 (b)	Employment contract between the Company and R.H. Wirahadiraksa. (incorporated by reference to Exhibit 4 (b) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01).

Exhibit 4 (c)	Employment contract between the Company and P.A.J.Nota (incorporated by reference to Exhibit 4 (d) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, File No. 001-05146-01)

Exhibit 8	List of Subsidiaries.

Exhibit 12 (a)	Certification of F.A. van Houten filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of R.H. Wirahadiraksa filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of F.A. van Houten furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of R.H. Wirahadiraksa furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	Description of industry terms.

Annual Report 2013      279