Form 20-F
period 2015-12-31
KONINKLIJKE PHILIPS NV
filed 2016-02-23
CIK 313216

As filed with the Securities and Exchange Commission on February 23, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Class	Outstanding at December 31, 2015
Koninklijke Philips N.V.	931,130,387 shares, including
Common Shares par value EUR 0.20 per share	14,026,801 treasury shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes  No ☐

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

The financial information included in this document is based on IFRS, as explained in note 1, Significant accounting policies, of this report, unless otherwise indicated.

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

Significant developments

In September 2014, Philips announced its plan to sharpen its strategic focus by establishing two stand-alone companies focused on the HealthTech and Lighting opportunities respectively. We have established a stand-alone structure for Philips Lighting within the Philips Group effective February 1, 2016. We expect to be able to announce the separation of the Lighting business in the first half of 2016, subject to market conditions and other relevant circumstances. As previously stated, we are reviewing all strategic options for Philips Lighting, including an initial public offering and a private sale.

It should however be noted that the completion of the separation could take more time than originally planned or anticipated and that there is no certainty as to the method or timing of the separation of the Lighting business, which may expose Philips to risks of additional cost and other adverse consequences. For further information on specific risks involved in the separation please refer to chapter 7, Risk management, of this report.

The separation impacts all businesses and markets as well as all supporting functions and all assets and liabilities of the Group. With effect from Q1 2016 onwards Philips plans to report and discuss its financial performance on the basis of different reportable segments than the sectors currently presented and discussed in this Annual Report. For more details on the new segment reporting in 2016 and onwards, please refer to the introduction of chapter 6, Sector performance, of this report.

As announced on January 22, 2016, the agreement pursuant to which the consortium led by GO Scale Capital would acquire an 80.1% interest in the combined businesses of Lumileds and Automotive, has been terminated. Philips is now actively engaging with other parties that have expressed an interest in the businesses and will continue to report the Lumileds and Automotive businesses as discontinued operations (see note 3, Discontinued operations and other assets classified as held for sale).

Further updates will be provided in the course of 2016.

Philips ArenaVision LED is the world’s first LED pitch lighting to meet the stringent requirements of international television broadcasters and sports federations, ensuring a fantastic match experience, both for the fans in the stadium and those watching at home.

Increasingly, Philips is teaming up with hospital and health systems to understand their needs, provide integrated solutions, and engage in multi-year cooperation to drive improvements in terms of patient outcomes, quality of care delivery and cost productivity.

2      Annual Report 2015

Annual Report 2015      3

19	Exhibits	272
19.1	Index of exhibits	272
19.2	Signatures	273
19.3	Exhibits	274
19.4	Exhibit 1 English translation of the Articles of Association of the Company	275
19.5	Exhibit 4 (a) Services contract between the Company and Mr F.A. van Houten	289
19.6	Exhibit 4 (b) Services contract between the Company and Mr A. Bhattacharya	294
19.7	Exhibit 4 (c) Services contract between the Company and Mr P.A.J. Nota	299
19.8	Exhibit 7	304
19.9	Exhibit 8 List of subsidiaries	305
19.10	Exhibit 12 (a) Certification	314
19.11	Exhibit 12 (b) Certification	315
19.12	Exhibit 13 (a)	316
19.13	Exhibit 13 (b)	317
19.14	Exhibit 15 (a)	318
19.15	Exhibit 15 (b) Letter of KPMG relating to disclosure under Item 16F	319
19.16	Exhibit 15 (c)	320

4      Annual Report 2015

Introduction

Introduction

This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2015 of Koninklijke Philips N.V. (the 2015 Form 20-F). Reference is made to the Form 20-F cross reference table herein. Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) this introduction, the cautionary statement “forward-looking statements” and explanation on “use of non-GAAP information” on the next three pages and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. Any additional information in this document which is not referenced in the Form 20-F cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference, shall not be part of the 2015 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The terms “Philips”, the “Company”, “Group”, “we”, “our” and “us” refer to Koninklijke (Royal) Philips N.V. and as applicable to its subsidiaries and/or its interest in joint ventures and associates.

IFRS based information

The audited consolidated financial statements as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, included in the 2015 Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2015 have been endorsed by the EU, except that the EU did not adopt certain paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB.

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

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full year information regarding 2015 is not yet available to Philips, market share statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

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

Documents on display

It is possible to read and copy documents referred to in the 2015 Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Philips SEC filings are also publicly available through the SEC’s website at www.sec.gov.

For definitions and abbreviations reference is made to chapter 18, Definitions and abbreviations, of this report.

Annual Report 2015      5

Introduction

Forward-looking statements

Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement.

This document, including the information referred to in the Form 20-F cross reference table, contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management objectives, market trends, market standing, product volumes, business risks, the implementation of our Accelerate! program, the statements in item 5 “Operating and financial review and prospects” with regards to trends in results of operations, margins overall market trends, risk management, exchange rates, the statements in Item 8 “Financial Information” relating to legal proceedings and goodwill and statements in Item 11 “Quantitative and qualitative disclosures about market risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events that depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

These factors include, but are not limited to, domestic and global economic and business conditions, developments within the euro zone, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition and the state of international capital markets as they may affect the timing and nature of the disposition by Philips of its interests in the Lighting business and the Lumileds and Automotive business.

As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, reference is made to the information in Item 3D “Risk Factors”.

6      Annual Report 2015

Introduction

Use of non-GAAP information

Koninklijke Philips N.V. believes that an understanding of sales performance is enhanced when the effects of currency movements and acquisitions and divestments (changes in consolidation) are excluded. Accordingly, in addition to presenting nominal sales growth, comparable sales growth is provided.

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

Philips discusses “adjusted income from operations” in the 2015 Form 20-F. Adjusted income from operations represents income from operations before amortization and impairment of intangible assets generated in acquisitions (excluding software and capitalized development expenses).

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

Annual Report 2015      7

Form 20-F cross reference table

Form 20-F cross reference table

Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) the Introduction, the cautionary statements concerning Forward-looking statements and explanation on use of non-GAAP information, of this report on pages 5-7, and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. The content of Philips’ websites and other websites referenced herein should not be considered to be a part of or incorporated into the 2015 Form 20-F. Any additional information which is not referenced in the Form 20-F cross reference table or the Exhibits themselves shall not be deemed to be so incorporated by reference, shall not be part of the 2015 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The table below sets out the location in this document of the information required by SEC Form 20-F. The exact location is included in the column ‘Location in this document’. The column ‘Page’ includes the starting page of the section/ paragraph for reference only.

8      Annual Report 2015

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
Part 1
1	Identity of directors, senior management and advisors	Not applicable
2	Offer statistics and expected timetable	Not applicable
3	Key information

	A Selected financial data	16.1. Five-year overview (condensed)	255
		17.1. Key financials and dividend - Proposed distribution	257
		17.1. Key financials and dividend - Information for investors in New York Registry shares program	257

	B Capitalization and indebtedness	Not applicable

	C Reason for the offer and use of proceeds	Not applicable

	D Risk factors	7.2. Risk categories and factors - Second paragraph	91
		7.3. Strategic risks	92
		7.4. Operational risks	93
		7.5. Compliance risks	95
		7.6. Financial risks	96
		7.7. Separation risk	97
4	Information on the Company

	A History and development of the company	Contents - Significant developments	2
		5.1.6. Restructuring and impairment charges	40
		5.1.11. Discontinued operations	43
		5.1.13. Acquisitions and divestments	43
		5.1.15. Cash flows provided by continuing operations	45
		6. Sector performance - Our structure in 2015 & 2016 and beyond	66
		11. Corporate governance - Corporate governance of the Philips Group - Introduction	114
		11.5. Investor Relations - Corporate seat and head office	126
		Note 3 Discontinued operations and other assets classified as held for sale	154
		Note 4 Acquisitions and divestments	155
		Note 32 Subsequent events	199
		17.6. Investor contact - How to reach us	264

	B Business Overview	Introduction - Third-party market share data	5
		5.1. Financial performance- from 5.1.1 to 5.1.2 and from 5.1.4 to 5.1.14	33
		5.1.24. Procurement	51
		5.2.10. Addressing issues deeper in the supply chain	57
		6. Sector performance - Our structure in 2015	66
		6.1.2. About Healthcare in 2015	68
		6.1.4. 2015 financial performance	70
		6.2.2. About Consumer Lifestyle in 2015	74
		6.2.4. 2015 financial performance	75
		6.3.2. About Lighting in 2015	78
		6.3.4. 2015 financial performance	79
		6.4.1. About Innovation, Group & Services in 2015	83
		6.4.2. 2015 financial performance	86
		7.1. Our approach to risk management and business control	88
		7.3. Strategic risks- Last paragraph	92
		7.4. Operational risks - Third & fourth paragraph	93
		7.5. Compliance risks	95
		11. Corporate governance- Corporate governance of the Philips Group - Introduction	114
		Note 2 Information by sector and main country	152
		14.2.8. Supplier indicators - Responsible Sourcing of Minerals: Addressing issues deeper in the supply chain	225
		18. Definitions and abbreviations	270

	C Organizational structure	6. Sector performance - Our structure in 2015	66
		Note 2 Information by sector and main country	152

Annual Report 2015      9

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
		Note 5 Interests in entities	156
		19.9. Exhibit 8 List of subsidiaries	305

	D Property, plant and equipment	Note 2 Information by sector and main country	152
		Note 10 Property, plant and equipment	164
		Note 19 Provisions - Environmental provisions	173
		Note 25 Contractual obligations	182
		Note 26 Contingent assets and liabilities - Contingent liabilities - Environmental remediation	183
4A	Unresolved staff comments	Not applicable
5	Operating and financial review and prospects
	A Operating results	Use of non-GAAP information	7
		5.1. Financial performance- Management summary	33
		5.1. Financial performance - from 5.1.1 to 5.1.2 and from 5.1.4 to 5.1.14	33
		6.1.2. About Healthcare in 2015 - Regulatory requirements	68
		6.1.4. 2015 financial performance	70
		6.2.2. About Consumer Lifestyle in 2015 - Regulatory requirements	74
		6.2.4. 2015 financial performance	75
		6.3.2. About Lighting in 2015 - Regulatory requirements	78
		6.3.4. 2015 financial performance	79
		6.4.2. 2015 financial performance	86
		5.6. Critical accounting policies	64
		Note 3 Discontinued operations and other assets classified as held for sale	154
		Note 4 Acquisitions and divestments	155
		Note 6 Income from operations	157
		Note 7 Financial income and expenses	159
		Note 11 Goodwill	165
		Note 12 Intangible assets excluding goodwill	167
		Note 31 Details of treasury / other financial risks	195
		7.3. Strategic risks	92
		7.4. Operational risks	93
		7.5. Compliance risks	95
		7.6. Financial risks	96
		7.7. Separation risk	97
		15. Reconciliation of non-GAAP information	249

	B Liquidity and capital resources	5.1. Financial performance - from 5.1.15 to 5.1.23	33
		Note 17 Equity	169
		Note 18 Debt	172
		Note 25 Contractual obligations	182
		Note 31 Details of treasury / other financial risks	195

	C Research and development, patents and licenses, etc.	5.1.4. Research and development	39
		6.4.1. About Innovation, Group & Services in 2015	83

	D Trend information	5.5. Outlook	63

	E Off-balance sheet arrangements	5.1.23. Cash obligations	50
		Note 25 Contractual obligations	182
		Note 26 Contingent assets and liabilities	183
		Note 31 Details of treasury / other financial risks	195

	F Tabular disclosure of contractual obligations	5.1.23. Cash obligations	50
		Note 25 Contractual obligations	182

	G Safe Harbor	Forward-looking statements	6

10      Annual Report 2015

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
6	Directors, senior management and employees

	A Directors and senior management	8. Management	99
		9. Supervisory Board	101
		11.1. Board of Management - Introduction	114
		11.1. Board of Management - (Term of) Appointment and conflicts of interest	114
		11.2. Supervisory Board - (Term of) Appointment, individual data and conflicts of interests	118

	B Compensation	Note 20 Post-employment benefits	176
		Note 28 Share-based compensation	186
		Note 29 Information on remuneration	189
		10.2. Report of the Remuneration Committee	107

	C Board practices	8. Management	99
		9. Supervisory Board	101
		10. Supervisory Board report	103
		11.1. Board of Management	114
		11.2. Supervisory Board	118
		11.4. Meeting logistics and other information - Internal controls and disclosure policies	123
		11.4. Meeting logistics and other information - Auditor information	123

	D Employees	5.2.4. Employment	54
		Note 6 Income from operations - Employees	157

	E Share ownership	11.1. Board of Management- Amount and composition of the remuneration of the Board of Management	114
		Note 17 Equity	169
		Note 28 Share-based compensation	186
		Note 29 Information on remuneration	189
7	Major shareholders and related party transactions

	A Major shareholders	11.5. Investor Relations - Major shareholders and other information for shareholders	126
		11.6. Additional information - Articles of association	127
		17.2. Share information	259

	B Related party transactions	11.1. Board of Management	114
		Note 5 Interests in entities	156
		Note 27 Related-party transactions	186

	C Interests of experts and counsel	Not applicable
8	Financial information

	A Consolidated statements and other financial information	12. Group financial statements - from 12.4 to 12.9	131
		17.1. Key financials and dividend - Dividend policy	257

	B Significant changes	Note 32 Subsequent events	199
9	The offer and listing

	A Offer and listing details	17.4. Performance in relation to market indices	261

	B Plan of distribution	Not applicable

	C Markets	17.4. Performance in relation to market indices	261

	D Selling shareholders	Not applicable

Annual Report 2015      11

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
	E Dilution	Not applicable

	F Expense of the issue	Not applicable
10	Additional information

	A Share capital	Not applicable

	B Memorandum and articles of association	11.1. Board of Management - (Term of) Appointment and conflicts of interest	114
		11.2. Supervisory Board - (Term of) Appointment, individual data and conflicts of interest	118
		11.3. General Meeting of Shareholders - Main powers of the General Meeting of Shareholders	122
		11.4. Meeting logistics and other information	123
		11.6. Additional information - Articles of association	127
		19.1. Index of exhibits - Exhibit 1	272

	C Material contracts	10.2.2. Contracts for the provision of services	107
		19.1. Index of exhibits - Exhibit 4 (a), (b) and (c)	272

	D Exchange controls	11.6. Additional information- Exchange controls	127

	E Taxation	17.7. Taxation	266

	F Dividends and paying agents	Not applicable

	G Statements by experts	Not applicable

	H Documents on display	Introduction - Documents on display	5

	I Subsidiary information	Not applicable
11	Quantitative and qualitative disclosure about market risk

	A Quantitative information about market risk	Note 31 Details of treasury / other financial risks	195

	B Qualitative information about market risk	Note 31 Details of treasury / other financial risks	195

	C Interim periods	Not applicable

	D Safe harbor	Note 31 Details of treasury / other financial risks	195
		Forward-looking statements	6

	E Small business issuers	Not applicable
12	Description of securities other than equity securities

	A Debt securities	Not applicable

	B Warranty and rights	Not applicable

	C Other securities	Not applicable

	D American depository shares	17.8. New York Registry Shares	269

Part 2
13	Defaults, dividend arrearages and delinquencies	Not applicable

12      Annual Report 2015

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures

	A Disclosure controls and procedures	12.1.1. Disclosure controls and procedures	132

	B Management Annual Report on internal control over financial reporting	12.1. Management’s report on internal control	132

	C Attestation report of the registered public accounting firm	12.3.2. Independent auditors’ report on internal control over financial reporting	134

	D Changes in internal control over financial reporting	12.1.2. Changes in internal control over financial reporting	132
16A	Audit Committee Financial Expert	11.2. Supervisory Board - The Audit Committee	118
16B	Code of Ethics	7.1. Our approach to risk management and business control - Financial Code of Ethics	88
16C	Principal Accountant Fees and Services	10.3. Report of the Audit Committee	112
		11.4. Meeting logistics and other information - Auditor policy	123

		Note 6 Income from operations - Audit fees	157
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	11.3. General Meeting of Shareholders - Repurchase and issue of (rights to) own shares	122
		17.2. Share information - Share repurchase programs for capital reduction purposes	259
16F	Change in Registrant’s Certifying Accountant	11.6. Additional information - Change in Registrant’s Certifying Accountant	127
16G	Corporate Governance	11. Corporate governance - Corporate governance of the Philips Group - Introduction	114
		11.6. Additional information - General	128
		11.6. Additional information - Board structure	128
		11.6. Additional information - Independence of members of our Supervisory Board	128
		11.6. Additional information - Committees of our Supervisory Board	128
		11.6. Additional information - Equity compensation plans	129
		11.6. Additional information - Code of business conduct	129
16H	Mine Safety Disclosure	Not applicable
Part 3
17	Financial statements	Not applicable
18	Financial statements	12. Group financial statements - from 12.4 to 12.9	131
19	Exhibits	19.1. Index of exhibits	272

Annual Report 2015      13

Performance highlights 1

1 Performance highlights

Philips Group

Key data in millions of EUR unless otherwise stated

2014 - 2015

	2014	2015

Sales	21,391	24,244

Comparable sales growth	(1)%	2%

Adjusted IFO	821	1,372
as a % of sales	3.8%	5.7%

IFO	486	992
as a % of sales	2.3%	4.1%

Net income	411	659

Net income attributable to shareholders per common share in EUR:
basic	0.45	0.70
diluted	0.45	0.70

Net operating capital	8,838	11,096

Free cash flow	497	325

Shareholders’ equity	10,867	11,662

Employees at December 31	113,678	112,959
continuing operations	105,365	104,204
discontinued operations	8,313	8,755

Performance in millions of EUR unless otherwise stated

2014 - 2015

	Group			Healthcare			Consumer Lifestyle			Lighting
	2014	2015		2014	2015		2014	2015		2014	2015

Sales	21,391	24,244	13%	9,186	10,912	19%	4,731	5,347	13%	6,869	7,411	8%
Green Product sales	11,065	13,014	18%	3,508	4,580	31%	2,605	3,091	19%	4,952	5,343	8%
Sales in mature geographies1)	14,004	15,836	13%	6,890	8,207	19%	2,508	2,784	11%	4,182	4,425	6%
Sales in growth geographies1)	7,387	8,408	14%	2,296	2,705	18%	2,223	2,563	15%	2,687	2,986	11%
Adjusted IFO	821	1,372	67%	616	1,024	66%	573	673	17%	293	594	103%
Net operating capital	8,838	11,096	26%	7,565	9,212	22%	1,353	1,453	7%	3,638	3,813	5%

1)	For a definition of mature and growth geographies see chapter 18, Definitions and abbreviations, of this report

14      Annual Report 2015

Performance highlights 1

Annual Report 2015      15

Message from the CEO 2

2 Message from the CEO

“ After separating, Philips will focus on driving higher growth and higher value from its core activities in the field of health technology, and Lighting will have a great future as a stand-alone company.” Frans van Houten, CEO Royal Philips

Dear stakeholder,

2015 was a crucial year for Philips as we restored growth and improved productivity. We also took the decisive next step in our Accelerate! transformation – separating out our Lighting business and moving away from a diversified holding structure to create two stand-alone companies, each with their own clearly defined strategic direction and focus. We believe this is the best way to create lasting value for our customers and shareholders and a bright future for our employees.

Given the major challenges the world faces, for instance in terms of population health management, energy resource constraints and climate change, we see significant opportunities for the two companies – both leveraging the trusted Philips brand – to apply their innovative competencies and capture higher growth in attractive end-markets, which are very much in a state of transition.

Two companies with a bright future

Philips will focus on the exciting opportunities in the area of health technology, delivering meaningful innovation to improve people’s lives across the health continuum – through new, more integrated forms of care delivery.

With an expanding and aging population, the rise of chronic diseases, and global resource constraints, health systems all over the world are under tremendous pressure. At the same time, more and more people are keen to take an active role in managing their own health. And digital technology, whilst bringing vast new opportunities, is shifting value from devices to software and services. All of this is driving the convergence of professional healthcare and consumer end-markets.

By leveraging our advanced technology, deep clinical and consumer insights, long-standing customer relationships, our new HealthSuite digital cloud platform, and integrated solutions portfolio, we can improve people’s health and enable better outcomes at lower cost across the health continuum.

16      Annual Report 2015

Message from the CEO 2

In the field of lighting, the industry is undergoing a radical transformation. Population growth and urbanization are increasing demand for light, specifically energy-efficient light. At the same time, the rapid rise of LED and the mass adoption of digital technology are driving a shift towards connected lighting. With connected lighting, the lighting fixtures not only provide high-quality illumination, but are also fitted with sensors and connected to the building’s IT network infrastructure, forming an ‘information pathway’. This is opening up new applications where we can deliver extraordinary value beyond illumination, also via new service-based business models.

As a more agile, stand-alone company with direct access to capital markets, we believe that our Lighting business will be better able to strengthen its position as the world leader in lighting solutions, boost scale and capture growth.

2015 a year of solid progress

Amidst all this transformation, it was vital that we improved our performance in 2015, giving our customers the product and service innovation they expect.

Overall, 2015 was a solid year for Philips, in which we recorded consistent performance improvements in the face of challenging economic conditions. Sales were up 2% on a comparable basis, driven by 4.5% growth in our HealthTech portfolio. Profitability also increased thanks to the improved operational performance, overhead cost savings, a reduction in cost of goods sold and process optimization, partly offset by the significant impact of currency headwinds, higher investments in R&D, settlement costs for pension de-risking, and ongoing investments to improve our quality management systems.

We reinvigorated our Healthcare business in North America and gained momentum in winning large-scale multi-year healthcare enterprise deals, e.g. with Westchester Medical Center (USA) and Mackenzie Health (Canada). And at our Imaging Systems facility in Cleveland we saw a gradual ramp-up of production in the course of the year. In February 2015 we completed the acquisition of Volcano, improving our position in the growing image-guided therapy market and strengthening our ability to deliver the benefits of minimally invasive therapies, such as faster recovery and shorter hospital stays. Post-merger integration is making good progress.

We also continued to deliver impressive growth and strong earnings across the majority of our Consumer Lifestyle portfolio. Our Health & Wellness and Personal Care businesses performed very well, delivering another year of high growth and margin expansion. Expanding our offering to help consumers make healthier choices, we launched the first in a series of personal health apps at the IFA trade fair in Berlin. Built on our Philips HealthSuite digital platform, these personal health programs represent a new era in connected care, as healthcare continues to move outside the hospital and into our homes and everyday lives.

Lighting had another year of excellent operational improvements, recording double-digit growth and margin expansion in LED, the key segment in the industry, while continuing to actively manage the decline of the conventional lighting market. Further improvement in profitability was mainly driven by cost productivity and procurement savings.

The power of our connected lighting propositions, based on IoT (Internet of Things) technology, was underscored by the opening of the world’s most sustainable office building, The Edge in Amsterdam, which features Philips’ smart connected lighting solution, with Power over Ethernet. In the US, Los Angeles remotely manages more than 100,000 street lights with our CityTouch lighting management system to create a more livable and safe city. And in the home, our Hue connected lighting platform continues to be a resounding success. Towards the end of the year, we teamed up with Cisco and SAP to address the opportunities in the office and street lighting markets respectively.

The termination of the planned sale of Lumileds to a consortium led by GO Scale Capital was of course a disappointing outcome, but we are actively engaging with other parties that have expressed an interest in the Lumileds business.

Accelerate! driving performance improvement

In 2015, our multi-year Accelerate! program again helped us to step up growth and increase margins, despite deteriorating macro-economic conditions in a number of markets. Through Accelerate! and the implementation of the Philips Business System (PBS) we continue to drive improvements across the organization. The PBS is helping us to further tighten our focus on quality and excellence and enhance productivity through continuous improvement methodologies, while embedding new capabilities and making us more agile, entrepreneurial and customer-centric, with a culture of higher performance. This is evidenced by the many large-scale multi-year hospital deals we won in 2015 and our improving growth and margins despite the difficult economic times.

The PBS is also helping to reduce time-to-market for our innovations through Lean transformations of our customer value chains. And it is supporting our drive to become a digital company, both in how we work and in what we offer to the market, e.g. our Philips HealthSuite digital platform and connected LED lighting. Last but not least, it is driving overhead cost and productivity savings, offsetting headwinds and enabling us to improve our operating results over the year, notwithstanding an increase in our Research & Development expenses to 7.9% of sales.

Annual Report 2015      17

Message from the CEO 2

Innovating for a healthier, more sustainable world

In 2015, our innovative solutions and services improved the lives of 2 billion people around the world. Underlining our strength in the creation and protection of intellectual property we filed 1,750 new patents during the year and were named the world’s second-largest patent applicant for patents filed at the European Patent Office.

We also entered into a five-year research alliance with Massachusetts Institute of Technology (MIT) to develop breakthrough innovations in health technology and connected lighting. And our North American research organization moved to the Cambridge, Mass. area to facilitate collaboration with MIT, academic hospitals, and business partners.

In 2015, we again delivered on our sustainability commitments, with Green Products accounting for 54% of total sales. Philips was recognized as a world leader for corporate action on climate change, achieving a perfect score (100A) in the Carbon Disclosure Project (CDP) Climate Change survey for the 3rd year in a row, and being named Leader in the Industrial Conglomerates category in the Dow Jones Sustainability Index. Keeping up the momentum, we committed to making Philips’ operations carbon-neutral by 2020 at the 2015 Paris climate conference.

Underlining the importance we attach to ‘doing good while doing well’, the Philips Foundation entered into global innovation partnerships with the Red Cross and UNICEF, as well as supporting a host of innovation projects designed to make a difference in the communities and lives of those most in need.

Strategic priorities for 2016

In light of the global trends and opportunities outlined above and the innovative competencies we can bring to bear, both our health technology and lighting businesses are well placed to thrive as markets drive greater demand for our solutions and services.

Both companies are deeply committed to delivering on their strategic opportunities. For Philips, serving the health technology markets, this means building strong consultative customer relationships, selling value-added solutions and winning more large-scale, multi-year projects with healthcare providers. It also means delivering growth from innovation investments, establishing the Philips HealthSuite digital platform as a leading cloud-based enabling solution, and boosting scale in its existing businesses.

For Lighting, as a stand-alone company, it means: optimizing returns from conventional products to fund innovation in LED, to outpace the market; leading the shift to LED systems, building the largest IoT connected installed base; capturing adjacent value through new Services business models; and being its customers’ best business partner locally, leveraging its global scale.

Both companies will remain strongly committed to improve performance and capture higher growth, focusing ever more closely on customers’ needs, driving new ways to innovate and leveraging partnerships, embracing digital technology in their ways of working, and relentlessly driving a mindset of continuous improvement and operational excellence.

It is my deepest conviction that both Philips and Lighting stand to benefit from the separation, as it will enable greater focus on their respective attractive markets and allow them to capture higher growth and deliver higher profitability.

In conclusion

For 2016, we continue to expect modest comparable sales growth and we will build on our 2015 operational performance improvement. Taking into account ongoing macro-economic headwinds and the phasing of costs and sales, we expect improvements in the year to be back-end loaded.

We are proposing to the upcoming Annual General Meeting of Shareholders to maintain this year’s distribution at EUR 0.80 per share, in cash or shares.

I would like to thank our customers, shareholders and other stakeholders for their continued support. I also want to thank all our employees for their dedication and effort this past year.

In 2016, Philips celebrates 125 years in business. That’s a tremendous feat for an innovation company, especially in such a fast-changing world. And I’m convinced that there is much more to come, as we continue to improve people’s lives through meaningful innovation.

Frans van Houten

Chief Executive Officer

18      Annual Report 2015

Philips in 2015 at a glance 3

3 Philips in 2015 at a glance

January 21
Philips Foundation announces global innovation partnerships with the Red Cross and UNICEF

February 17
Philips completes acquisition of Volcano

February 26
Philips becomes second-largest patent applicant at the European Patent Office

March 2
A record-breaking number of 52 winners at the iF DESIGN AWARD 2015

April 8
Los Angeles to control its street lighting through mobile and cloud-based technologies from Philips

April 16
Philips provides Light as a Service to Schiphol Airport

May 7
AGM approves separation of Lighting business from Royal Philips

May 19
Philips signs five-year research alliance with Massachusetts Institute of Technology

June 16
Multi-year partnership with Westchester Medical Center Health Network to transform patient care

June 25
Philips connected lighting a key feature of sustainable office building The Edge in Amsterdam

July 6
Philips opens GrowWise City Farming research center in Eindhoven to develop light growth recipes

September 3
Philips introduces personal health programs at IFA in Berlin

September 8
Leading global health institutions digitize pathology workflows with Philips to enhance diagnoses

September 10
Philips industry leader in 2015 Dow Jones Sustainability Index

September 14
Technology agreement with Catharina Hospital for largest cardiovascular center in the Netherlands

October 9
Philips celebrates 90 years of design

November 10
Philips and Canada's Mackenzie Health announce 18-year strategic partnership

December 7
Philips commits to making its operations carbon-neutral by 2020 at COP21 Paris climate conference

December 9
Philips and Cisco form global strategic alliance to address EUR 1 billion office lighting market

December 14
Philips wins a Thomson Reuters 2015 Top 100 Global Innovator Award

Annual Report 2015      19

Our strategic focus 4

4 Our strategic focus

4.1 Addressing global challenges

Guided by our passion to improve people’s lives, Philips has been a leader in building and shaping markets with meaningful innovations for 125 years. With the world facing the challenge of tackling climate change and energy constraints, as well as providing effective and affordable healthcare to a growing global population, we see compelling opportunities in the health technology and lighting markets.

Determined to win in both, we are separating out our Lighting activities as a stand-alone company. This will create more focus, giving Lighting the opportunity to grow and capture the vast opportunities in energy-efficient, digital lighting products, systems and services, and Philips the enhanced focus to expand its core business to address the opportunities in the health technology market.

We see a growing need for better health and better care at lower cost

Global resource constraints on health systems are driving a shift to value-based healthcare to reduce cost, increase access and improve outcomes. At the same time, aging populations across the globe and the rise of chronic conditions are driving a shift of care to lower-cost settings and the home.

In parallel, more and more people are looking for new ways to proactively monitor and manage their health. And the digitalization of healthcare is shifting value from devices to software and services.

These challenges can only be met through new, more integrated forms of care delivery across the health continuum, with a shift away from today’s focus on acute care and late-stage interventions.

In an increasingly connected world, the convergence of Philips’ consumer technologies that facilitate healthy living, medical technologies that help clinicians to deliver better diagnosis and treatment, and cloud-based technologies that enable data sharing and analysis, will be a key enabler of more effective, lower-cost integrated health solutions. This fits very well with our core strengths in professional healthcare and in consumer health and well-being.

20      Annual Report 2015

Our strategic focus 4.1

In a total addressable market estimated at over EUR 140 billion, we are well positioned to leverage advanced technology and our deep clinical and consumer insights to deliver integrated solutions that improve people’s health and enable better outcomes across the health continuum.

We have defined five priority areas: personal health, definitive diagnosis, minimally invasive guided therapy, population health management, and connected care delivery. And our focus on cardiology, oncology, respiratory care, and fertility, pregnancy and parenting already gives us a broad-based opportunity to expand our integrated solutions capabilities.

More and more, we are teaming up with hospital and health systems to understand their needs, provide integrated solutions, and engage in multi-year cooperation to drive improvements in terms of patient outcomes, quality of care delivery and cost productivity.

Going forward, we will further drive the benefits of scale in our current businesses while delivering additional growth from continuing investments in innovation. And establishing the Philips HealthSuite digital platform as a leading cloud solution to connect consumers, patients and providers will allow us to introduce value propositions with recurring revenue streams.

We see increasing demand for energy-efficient and connected digital lighting

The lighting industry is undergoing a radical transformation, driven by the market’s transition to LED and digital technology. Three mega-trends present a huge opportunity.

The rapid rise in the world’s population and in new lighting applications is driving up global demand for light. At the same time, with lighting accounting for 19% of global electricity consumption, the world needs that light to be energy-efficient. And with the integration of LED technology, lighting controls and software opening up new functionality and services, the world will benefit from the compelling new applications that connected digital lighting can offer, delivering value beyond illumination.

As a stand-alone company, our Lighting business is well positioned to capture the value that is shifting from individual products to connected LED lighting systems and services, more than offsetting the decline of conventional lighting. Its total addressable market is estimated at over EUR 65 billion.

Annual Report 2015      21

Our strategic focus 4.1

Optimizing returns from its conventional products to fund growth, Philips Lighting is committed to innovate in LED to outpace the market. It will continue to lead the shift to Systems, building the industry’s largest connected installed base and capturing value through new Services business models with recurring revenue streams, e.g. Light as a Service. And, leveraging its global scale, it will continue to strive to be its customers’ best business partner locally.

4.2 How we create value

Understanding and meeting people’s needs

Building upon our long history of innovation, we take a systematic approach to value creation. Our starting point is always to understand the specific challenges local people face – whether they be a doctor, a real estate developer, a hospital director, a city planner, a consumer, etc.

Having gained these deep insights, we then apply our innovative competencies, strong brand, global footprint and talented, engaged people – often in value-adding partnerships – to deliver solutions that meet these needs. Making the world healthier and more sustainable.

To measure the impact our solutions are having around the world, we have developed our independently verified Lives Improved model. We take a two-dimensional approach – social and ecological – to improving people’s lives. Products and solutions that directly support the curative (care) or preventive (well-being) side of people’s health, determine the contribution to the social dimension. The contribution to the ecological dimension is determined by means of our Green Product portfolio, such as our energy-efficient lighting.

Our business system

With its four interlocking elements, the Philips Business System (PBS) is designed to help us deliver on our mission and vision – and to ensure that success is repeatable. As we execute our strategy and invest in the best opportunities, leverage our unique strengths and become operationally excellent, we will be able to consistently deliver value to our customers, consumers and other stakeholders.

•	Group strategy: We manage our portfolio with clearly defined strategies and allocate resources to maximize value creation.

•

CAPs: We strengthen and leverage our core Capabilities, Assets and Positions – our deep customer insights, technological innovation, global footprint, our people, and the trusted Philips brand – as they create differential value.

•	Excellence: We are a learning organization that applies common operating principles and practices to deliver to our customers with excellence.

•	Path to Value: We define and execute business plans that deliver sustainable results along a credible Path to Value.

The ‘Creating value for our stakeholders’ diagram, based on the International Integrated Reporting Council framework, shows how – with the Philips Business System at the heart of our endeavors – we use six different forms of capital to drive value in the short, medium and long term.

22      Annual Report 2015

Capital input → **Creating value for our stakeholders** → **Value outcomes**

Human

We employ diverse and talented people and give them the skills and training they need to ensure their effectiveness and their personal development and employability.

Intellectual

We apply our innovation and design expertise to create new products and solutions that meet local customer needs.

Financial

We raise the funds we need from shareholders and other capital providers. We allocate this capital to the businesses and markets we think offer the best prospects for growth and returns.

Manufacturing

We apply Lean techniques to our manufacturing processes to produce high-quality products. We manage our supply chain in a responsible way.

Natural

We are a responsible company and aim to minimize the environmental impact of our supply chain, our operations, and also our products and solutions.

Social

We contribute to our customers and society through our products and solutions, our tax payments, the products and services we buy, and our investments in local communities.

Capital input

Human

- Employees **104,204**, **35%** female
- Training spend **EUR 50 million** on **450,000** courses, over 1 million hours through Philips University
- **48,092** employees in growth geographies

Intellectual

- Invested in R&D **EUR 1.9 billion** (Green Innovation **EUR 495 million**)
- Employees in R&D **11,462** in **60 R&D centers** across the globe including growth markets

Financial

- Debt **EUR 5.8 billion**
- Equity **EUR 11.8 billion**
- Market capitalization **EUR 21.6 billion**

Manufacturing

- Manufacturing sites **95**, cost of materials used **EUR 8,446 million**
- Total assets **EUR 31.0 billion**
- Capital expenditure **EUR 522 million**

Natural

- Energy used in manufacturing **9,702 terajoules**
- Water used **2.7 million m³**
- Recycled content in our products **13.5 kilotonnes**

Social

- Philips Foundation
- Stakeholder engagement

Capabilities, Assets and Positions
Our unique strengths
Strategy
Where we invest
Philips
Business
System
Excellence
How we operate
Path to Value
What we deliver

Value outcomes

Human

- Employee Engagement Index **71% positive**
- Sales per employee **EUR 232,659**
- Employee benefit expenses **EUR 7,107 million**

Intellectual

- New patent filings **1,750** and IP Royalties Adjusted IFO **EUR 284 million**
- **54%** Green Product sales

Financial

- Comparable sales growth **2.2%**
- Adjusted IFO as % of sales **5.7%**
- Free cash flow **EUR 325 million**
- Dividend **EUR 730 million**
- Corporate taxes paid **EUR 280 million**

Manufacturing

- **EUR 24 billion** products and solutions sold, corresponding to **2.0 billion** lives improved

Natural

- CO_2 emissions **1,417 kilotonnes**
- **13,800 kilotonnes** (estimated) products put on market
- **68.5 kilotonnes** waste, of which **83% recycled**

Social

- Brand value **USD 10.9 billion**
- Partnerships with UNICEF and Red Cross

Our strategic focus 4.2

4.3 Accelerate! journey continues

In 2011 we set out on our Accelerate! journey of change and performance improvement. Designed to transform Philips into an agile and entrepreneurial company, Accelerate! is all about delivering meaningful innovation to our customers in local markets – and doing so in a fast and efficient way.

The program has three main thrusts:

•	transform to address underperformance

•	expand global leadership positions

•	initiate new growth engines

We are now in the fifth year of this transformation process, and our Path to Value is clearly mapped out:

For 2016, we continue to expect modest comparable sales growth and we will build on our 2015 operational performance improvement. Taking into account ongoing macro-economic headwinds and the phasing of costs and sales, we expect improvements in the year to be back-end loaded.

24      Annual Report 2015

Our strategic focus 4.4

4.4 Lives improved

4.5 Global presence

Regions	Sales in millions of EUR	Number of employees	Employees female	Employees male	R&D centers	Manufacturing sites	Tangible and intangible assets in millions of EUR
Asia & Pacific	6,990	32,533	32%	68%	9	20	2,023
EMEA	7,948	39,903	34%	66%	28	35	2,959
Latin America	1,211	8,154	46%	54%	3	11	136
North America	8,095	23,614	36%	64%	20	29	9,420

Annual Report 2015      25

Our strategic focus 4.6

4.6 Our strategy in action

Training tomorrow’s lifesavers

At Philips, we build relationships to ensure that our products and solutions are addressing people’s needs in the right way. And that means supplying help as well as hardware.

In a technologically advanced world, it’s no good simply investing in pioneering products such as high-tech radiology devices, MRI scanners and other medical imaging tools: doctors need to know how to use them to improve patient care. Which is where Philips comes in, not only providing the technology, but expert developmental medical training too, by partnering with key stakeholders.

At the American University of Beirut, students and professionals from all over the Middle East join colleagues from Lebanon – along with private companies such as Philips – to develop essential lifesaving skills that they can take back to their home countries, and to learn how they can make a difference through digital innovations. The medical training is a collaboration that not only teaches new skills, but is spreading the finest medical care through some of the world’s most vulnerable populations.

26      Annual Report 2015

Our strategic focus 4.6

Addressing the community’s primary health needs

In Africa, we are partnering with local governments to develop Community Life Centers with the aim of not only improving primary healthcare but also promoting community development.

In most countries in Sub-Saharan Africa, healthcare systems are having to contend with serious challenges. Primary health facilities in particular are facing difficulties in offering quality basic services to local communities and playing the role of gatekeeper to the rest of the healthcare system.

At Philips we believe that the strengthening of health systems has to start at the primary level. That’s why, in partnership with local government, we have installed a Community Life Center at Langata in Kiambu County, Kenya. Community Life Centers are a total solution for primary healthcare facilities, combining an integrated set of appropriate technologies with design, implementation and support services.

Since the opening of the Langata Community Life Center the number of children treated has doubled and Ante Natal Care visits have increased 12-fold, supporting our commitment to the UN’s ‘Every Woman, Every Child’ initiative.

Annual Report 2015      27

Our strategic focus 4.6

Change your health for life

In 2015, Philips announced the first in a series of personal health programs – including connected health measurement devices, app-based personalized programs and cloud-based data analysis – to help consumers take greater control of their health.

Philips personal health programs represent a new era in connected care for consumers, patients and health providers, as healthcare continues to move outside the hospital, and into our homes and everyday lives. They are built on the Philips HealthSuite digital platform, an open and secure, cloud-based platform that collects and analyzes health and other data from multiple devices and sources.

“Consumers are increasingly engaged in their personal health and they want solutions that empower them to stay healthy and prevent illness,” says Pieter Nota (CEO Philips Consumer Lifestyle in 2015). “Philips personal health programs will help consumers develop healthier habits for life.”

Leveraging Philips’ deep healthcare and consumer expertise, the personal health programs enable individuals to measure vital signs to understand how lifestyle choices affect their body, to set goals and monitor their progress, and to stay motivated with intelligent programs, developed with leading doctors and psychologists, that respond to individual progress and make personalized recommendations.

The Philips personal health programs and health measurement devices are not currently available for sale in the USA.

28      Annual Report 2015

Our strategic focus 4.6

Offering new parents peace of mind

We believe that every baby deserves the best possible start in life. With the Philips Avent uGrow digital platform, parents can track progress, relish milestones and learn about their baby’s development and needs.

Philips Avent uGrow is an innovative digital parenting platform in the form of a mobile application, plus connected digital products, which provides new parents with personalized advice and insights to help them understand and support each stage of their baby’s development.

Based on professional guidance and pertinent localized content, and with a timeline that incorporates data ranging from how much baby has eaten to sleep patterns, uGrow gives new parents peace of mind in their baby’s development. Interactive photos and virtual stickers can be used to mark occasions and celebrate milestones on baby’s timeline. And the app remembers key dates in order to provide bespoke guidance, e.g. on baby’s developing weight, or on weaning as baby grows.

“Being a parent is a life-changing experience, during which we often rely on our intuition,” says Aliette van der Wal, Business Leader Mother & Childcare, Health & Wellness. “At Philips Avent we’re harnessing the power of connected technology to empower parents with additional information, tailored to individual needs, which will help them make the best decisions for their baby.”

Annual Report 2015      29

Our strategic focus 4.6

Connected lighting delivering value beyond illumination

With Philips CityTouch, Los Angeles remotely manages more than 100,000 street lights to create a more livable city.

In 2015, Los Angeles became the first city in the world to control its street lighting through an advanced Philips management system that uses mobile and cloud-based technologies.

With Philips CityTouch, the LA Bureau of Street Lighting can remotely control street lighting fixtures, as well as monitor energy use and the status of each light. Using mobile chip technology embedded into each fixture, the street lights are able to identify themselves and network instantly.

This smart plug-and-play approach not only reduces the cost of programming each fixture, it also reduces the time required for commissioning from days to minutes and eliminates on-site commissioning completely. Furthermore, CityTouch offers system managers a real-time, map-based view of all connected light points via any standard web browser.

“I call it priceless,” says Ed Ebrahimian, Director of the LA Bureau of Street Lighting, “because if we can save one life by finding out if a light is out and fixing it right away, we’ve done our job.”

30      Annual Report 2015

Our strategic focus 4.6

Creating a sustainable office environment

Opened in 2015, innovative office building The Edge in Amsterdam received the highest-ever BREEAM score – the leading assessment method for sustainable buildings. A key aspect of the design is a connected lighting system from Philips.

The Edge’s connected lighting system uses nearly 6,500 LED luminaires over the building’s 15 stories. These fixtures are connected to the building’s IT network by Power over Ethernet (PoE) technology. With PoE, Ethernet cables transmit both power and data, eliminating the need for separate power cabling and creating a sort of ‘information pathway’.

With integrated sensors in 3,000 of these luminaires, the connected lighting system captures anonymous data on room occupancy. The LED fixtures interface with other building systems such as heating and ventilation to provide facility managers with an integrated view of a building’s occupancy patterns and energy usage. This enables more informed decision making, with unprecedented levels of energy and operational efficiency.

Supporting workplace productivity, employees at The Edge are also able to set the lighting and temperature to suit their personal preferences via an app on their smartphone.

Annual Report 2015      31

Our strategic focus 4.6

Lighting the steel heart

Innovative lighting can help improve health and safety at work. Nowhere is this more apparent than in Ostrava, where Philips has helped to transform ArcelorMittal’s steel plant with a new lighting system.

A steel plant can be a hazardous workplace. When employees work with molten steel, with loads exceeding 350 tons in weight and temperatures exceeding 1,500 degrees, it is important to have good lighting. At its steel plant in Ostrava, the steel heart of the Czech Republic, ArcelorMittal needed a lighting partner who understood their needs, could offer a suitable solution, and, of course, deliver that solution with a minimum of disruption.

With the steel plant in full operation, Philips implemented a complete modernization of the lighting. It was a complex project but ArcelorMittal and Philips worked closely together for the duration of the renovation. “There has been a substantial improvement in health, safety, as well as productivity and energy benefits,” says Anoop Nair, Chief Operating Officer, ArcelorMittal, Ostrava. “This gave kind of an explosive or meteoric effect to the employees. And I think it was thanks to Philips.”

32      Annual Report 2015

Group performance 5

5 Group performance

“2015 saw Philips returning to growth and improving profitability in challenging macro-economic conditions as our Accelerate! program continued to deliver results.” Abhijit Bhattacharya, CFO Royal Philips

5.1 Financial performance

Management summary

The year 2015

•

Comparable sales rose 4.5% in our HealthTech portfolio, which combines our Healthcare and Consumer Lifestyle businesses. This illustrates the progress we are making in capturing opportunities in this large and growing market. Overall, comparable sales for the Group increased by 2% to EUR 24.2 billion.

•

Our Healthcare business recorded 4% growth. More significantly, our order intake was up 5% for the year. This performance was supported by strong growth in North America and Western Europe – and a substantial rebound in China in Q4.

•	Our Consumer Lifestyle business achieved a comparable sales increase of 6% year-on-year, driven by double-digit growth at Health & Wellness and high-single-digit growth at Personal Care.

•

Lighting recorded another year of operational improvements, resulting in a substantial increase in profitability. We strongly improved the performance of our LED business, which grew by 25% on a comparable basis and significantly improved profitability. On a full-year basis LED now accounts for 43% of total Lighting sales. In the conventional lamps business we continued to gain market share in a declining market and improved profitability combined with a solid cash flow. The expected decline in conventional lighting led to a comparable sales decrease of 3% for our Lighting business overall.

•

In line with our mission to improve people’s lives, we have embedded sustainability at the heart of our business processes, and Green Product sales increased to 54% of total revenues in 2015. In recognition of our sustainability achievements, Philips was named industry leader in the Industrial Conglomerates category in the 2015 Dow Jones Sustainability Index.

Annual Report 2015      33

Group performance 5.1

•

Adjusted IFO totaled EUR 1.4 billion, compared to EUR 821 million a year earlier. Our three cost savings programs all delivered ahead of plan in 2015. We achieved EUR 290 million of gross savings in overhead costs, EUR 379 million of gross savings in procurement, and our End2End process improvement program delivered productivity savings of EUR 187 million.

•	Net income amounted to EUR 659 million, a 60% increase from EUR 411 million in 2014.

•

Free cash flow amounted to EUR 325 million in 2015, which was EUR 172 million lower than in 2014, mainly due to CRT litigation claims, higher outflows related to pension de-risking settlements, and net capital expenditures, partly offset by higher earnings.

•	By the end of the year we had also completed 74% of the EUR 1.5 billion- share buy-back program.

Philips Group

Key data in millions of EUR unless otherwise stated

2013 - 2015

	2013	2014	2015

Condensed statement of income
Sales	21,990	21,391	24,244
Adjusted IFO1)	2,276	821	1,372
as a % of sales	10.4%	3.8%	5.7%
IFO	1,855	486	992
as a % of sales	8.4%	2.3%	4.1%
Financial income and expenses	(330)	(301)	(369)
Income tax expense	(466)	(26)	(239)
Results of investments in associates	(25)	62	30

Income from continuing operations	1,034	221	414
Income from discontinued operations - net of income tax	138	190	245

Net income	1,172	411	659

Other indicators
Net income attributable to shareholders per common share in EUR:
basic	1.28	0.45	0.70
diluted	1.27	0.45	0.70
Net operating capital (NOC)1)	10,238	8,838	11,096
Free cash flow1)	82	497	325
Employees (FTEs)	116,082	113,678	112,959
continuing operations	105,637	105,365	104,204
discontinued operations	10,445	8,313	8,755

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

On October 3, 2014 Philips announced that it is appealing the jury verdict in the patent infringement lawsuit by Masimo Corporation (Masimo), in which Masimo was awarded compensation of USD 467 million (EUR 366 million). The jury verdict is part of extensive litigation, which started in 2009, between Masimo and Philips involving several claims and counterclaims related to a large number of patents.

•

Net income for the year amounted to EUR 411 million, as lower operational earnings were partly offset by lower income tax expense and higher results from investments in associates and discontinued operations.

•

Sales amounted to EUR 21,391 million, a 3% nominal decline for the year. Excluding unfavorable currency effects, comparable sales were 1% below the level of 2013, due to Healthcare and Lighting. Healthcare comparable sales declined by 2%, mainly due to Imaging Systems. Lighting comparable sales were 3% below the level of 2013, as declines at Light Sources & Electronics and Consumer Luminaires were tempered by growth at Professional Lighting Solutions. Comparable sales at Consumer Lifestyle were 6% above the level of 2013, mainly driven by double-digit growth at Health & Wellness.

•

Comparable sales in growth geographies were in line with 2013, while mature geographies declined by 1% as a result of the overall macroeconomic developments. In 2014, growth geographies accounted for 35% of total sales.

•

In 2014, IFO amounted to EUR 486 million, or 2.3% of sales, compared to EUR 1,855 million, or 8.4% of sales, in 2013. IFO declines at Healthcare, Lighting and IG&S were partly offset by an improvement at Consumer Lifestyle.

•

Operating activities generated cash flows of EUR 1,303 million, which was EUR 391 million higher than in 2013. The increase was mainly due to higher cash inflows and working capital reductions in 2014, as well as the payment of the European Commission fine in 2013. Cash flows before financing activities were EUR 269 million higher than in 2013, as an

34      Annual Report 2015

Group performance 5.1.1

increase in cash flows from operating activities was partly offset by higher outflows related to acquisitions of new businesses.

•	By the end of 2014, Philips had completed 41% of the EUR 1.5 billion share buy-back program.

5.1.1 Sales

The year 2015

The composition of sales growth in percentage terms in 2015, compared to 2014, is presented in the table below.

Philips Group

Sales growth composition in %

2015 versus 2014

	comparable growth	currency effects	consolidation changes	nominal growth

Healthcare	3.8	11.7	3.3	18.8
Consumer Lifestyle	5.8	7.2	0.0	13.0
Lighting	(2.8)	8.5	2.2	7.9
Innovation, Group & Services	5.4	1.7	(12.2)	(5.1)

Philips Group	2.2	9.4	1.7	13.3

Group sales amounted to EUR 24,244 million in 2015, which represents 13% nominal growth compared to 2014.

Adjusted for a 9% positive currency effect and 2% consolidation impact, comparable sales were 2% above 2014.

Healthcare sales amounted to EUR 10,912 million, which was EUR 1,726 million higher than in 2014 or 4% higher on a comparable basis. Imaging Systems achieved high-single-digit growth, Healthcare Informatics, Solutions & Services posted mid-single-digit growth, Customer Services reported low-single-digit growth, while Patient Care & Monitoring Solutions was in line with 2014. From a geographical perspective, comparable sales in growth geographies showed high-single-digit growth, and mature geographies recorded low-single-digit growth.

Consumer Lifestyle reported sales of EUR 5,347 million, which was EUR 616 million higher than in 2014, or 6% higher on a comparable basis. Health & Wellness achieved double-digit growth, Personal Care reported high-single-digit growth, while Domestic Appliances was in line with 2014. From a geographical perspective, growth geographies achieved high-single-digit growth and mature geographies registered low-single-digit growth.

Lighting sales amounted to EUR 7,411 million, which was EUR 542 million higher than in 2014 and 3% lower on a comparable basis. Both Light Sources & Electronics and Consumer Luminaires recorded a mid-single-digit decline, while Professional Lighting Solutions remained flat year-on-year. From a geographical perspective, comparable sales showed a mid-single-digit decline in growth geographies and a low-single-digit decline in mature geographies.

IG&S reported sales of EUR 574 million, which was EUR 31 million lower than in 2014. A decline in revenues as a result of the OEM remote controls divestment, was partly offset by higher sales from emerging business areas.

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

Annual Report 2015      35

Group performance 5.1.2

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

5.1.2 Earnings

The year 2015

In 2015, Philips’ gross margin was EUR 9,856 million, or 40.7% of sales, compared to EUR 8,206 million, or 38.4% of sales, in 2014. Gross margin in 2015 included EUR 176 million of restructuring and acquisition-related charges, whereas 2014 included EUR 249 million of restructuring and acquisition-related charges. 2015 also included charges of EUR 35 million related to the devaluation of the Argentine peso, a EUR 28 million currency revaluation of the provision for the Masimo litigation and EUR 3 million related to the separation of the Lighting business. Gross margin in 2014 included charges of EUR 366 million related to the provision for the Masimo litigation, EUR 68 million of impairment and other charges related to industrial assets at Lighting, EUR 46 million of mainly inventory write-downs related to the voluntary suspension of production at the Cleveland facility, and a past-service pension cost gain of EUR 17 million. Excluding these items, gross margin as a % of sales was broadly in line with 2014.

Selling expenses increased from EUR 5,124 million in 2014 to EUR 5,815 million in 2015. Selling expenses as a % of total sales remained in line with 2014 at 24.0%. 2015 included EUR 62 million of restructuring and acquisition-related charges, compared to EUR 128 million of restructuring charges in 2014. Selling expenses in 2015 included charges of EUR 31 million related to a legal provision and EUR 69 million related to the separation of the Lighting business, while 2014 included a past-service pension cost gain of EUR 20 million. Excluding these items, selling expenses as a % of sales were in line with 2014.

Research and development costs increased from EUR 1,635 million in 2014 to EUR 1,927 million in 2015. Research and development costs in 2015 included EUR 16 million of restructuring and acquisition-related charges, compared to EUR 34 million in 2014. Research and development costs 2014 also included a past-service pension gain of EUR 22 million and charges of EUR 3 million of mainly write-downs related to the voluntary suspension of production at the Cleveland facility. The year-on-year increase was mainly due to currency impact and higher spend at Healthcare and IG&S. As a percentage of sales, research and development costs increased from 7.6% in 2014 to 7.9% in 2015.

General and administrative expenses amounted to EUR 1,209 million, or 5.0% of sales, in 2015, compared to EUR 747 million, or 3.5% of sales, in 2014. 2015 included EUR 30 million of restructuring and acquisition related-charges, compared to EUR 23 million in 2014. 2015 also included charges of EUR 345 million mainly related to settlements for pension de-risking and EUR 111 million related to the separation of the Lighting business, while 2014 included a past-service pension cost gain of EUR 8 million. Excluding these items, the year-on-year decrease was driven by reductions in all operating sectors.

The overview below shows sales, IFO and Adjusted IFO according to the 2015 sector classifications.

Philips Group

Sales, IFO and Adjusted IFO

in millions of EUR unless otherwise stated

2014 - 2015

	Sales	IFO	%	Adjusted IFO1)%

2015
Healthcare	10,912	819	7.5%	1,024	9.4%
Consumer Lifestyle	5,347	621	11.6%	673	12.6%
Lighting	7,411	486	6.6%	594	8.0%
Innovation, Group & Services	574	(934)	—	(919)	—

Philips Group	24,244	992	4.1%	1,372	5.7%

2014
Healthcare	9,186	456	5.0%	616	6.7%
Consumer Lifestyle	4,731	520	11.0%	573	12.1%
Lighting	6,869	185	2.7%	293	4.3%
Innovation, Group & Services	605	(675)	—	(661)	—

Philips Group	21,391	486	2.3%	821	3.8%

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

In 2015, IFO increased by EUR 506 million year-on-year to EUR 992 million, or 4.1% of sales. Restructuring and acquisition-related charges amounted to EUR 283 million, which included the Volcano acquisition, compared to EUR 434 million in 2014. 2015 IFO also included charges of EUR 345 million mainly related to settlements for pension de-risking, EUR 183 million relating to the separation of the Lighting business, EUR 35 million related to the devaluation of the Argentine peso, EUR 31 million relating to legal provisions, EUR 28 million related to the currency revaluation of the provision for the Masimo litigation, and a EUR 37 million gain related to the sale of real estate assets. IFO in 2014 included charges of EUR 366 million related to the provision for the Masimo litigation, EUR 244 million related to the CRT antitrust litigation, EUR 68 million of impairment and other charges related to industrial

36      Annual Report 2015

Group performance 5.1.2

assets at Lighting, EUR 49 million of mainly inventory write-downs related to the Cleveland facility, and a EUR 67 million past-service pension cost gain.

Amortization and impairment of intangibles, excluding software and capitalized product development costs, amounted to EUR 380 million in 2015, compared to EUR 332 million in 2014. In 2015, goodwill impairment charges amounted to nil, while 2014 included charges of EUR 3 million consisting of impairments on divested businesses in Healthcare and Lighting, see note 11, Goodwill.

Adjusted IFO increased from EUR 821 million, or 3.8% of sales, in 2014 to EUR 1,372 million, or 5.7% of sales, in 2015. Adjusted IFO showed a year-on-year increase at all sectors except IG&S.

Healthcare

Adjusted IFO amounted to EUR 1,024 million, or 9.4% of sales, compared to EUR 616 million, or 6.7% of sales, in 2014. Adjusted IFO in 2015 included restructuring and acquisition-related charges of EUR 168 million, which included the Volcano acquisition, compared to EUR 70 million in 2014. 2015 Adjusted IFO also included charges of EUR 28 million related to the currency revaluation of the provision for the Masimo litigation, EUR 8 million related to the devaluation of the Argentine peso, and a EUR 31 million legal provision. Adjusted IFO in 2014 included charges of EUR 366 million related to the provision for the Masimo litigation, charges of EUR 49 million of mainly inventory write-downs related to Cleveland, and a EUR 16 million past-service pension cost gain. Excluding these items, the increase was largely driven by higher volumes, partly offset by an increase in Quality & Regulatory spend and higher planned expenditure for growth initiatives.

Consumer Lifestyle

Adjusted IFO amounted to EUR 673 million, or 12.6% of sales, a year-on-year increase of EUR 100 million. 2015 Adjusted IFO included restructuring and acquisition-related charges of EUR 36 million and charges related to the devaluation of the Argentine peso of EUR 13 million. 2014 Adjusted IFO included restructuring and acquisition- related charges of EUR 9 million and a EUR 11 million past-service pension cost gain. The year-on-year increase was largely driven by cost productivity, higher volumes, and product mix, partly offset by higher restructuring and acquisition-related charges.

Lighting

Adjusted IFO amounted to EUR 594 million, or 8.0% of sales, a year-on-year increase of EUR 301 million. 2015 Adjusted IFO included EUR 99 million of restructuring and acquisition-related charges and EUR 14 million of charges related to the devaluation of the Argentine peso. 2014 Adjusted IFO included EUR 245 million of restructuring and acquisition-related charges, EUR 68 million of impairment and other charges related to industrial assets, and a EUR 13 million past-service pension cost gain. The increase in Adjusted IFO was largely driven by cost productivity, improved LED margins and lower restructuring and acquisition-related charges.

Innovation, Group & Services

Adjusted IFO amounted to a net cost of EUR 919 million, compared to EUR 661 million in 2014. Adjusted IFO in 2015 included a EUR 20 million net release of restructuring charges, compared to EUR 113 million restructuring charges in 2014. Adjusted IFO in 2015 also included charges of EUR 183 million related to the separation of the Lighting business, EUR 345 million mainly related to settlements for pension de-risking, and a EUR 37 million gain related to the sale of real estate assets. Adjusted IFO in Q4 2014 also included EUR 244 million of charges related to the CRT antitrust litigation and a EUR 27 million past-service pension cost gain. Excluding these items, the decrease in Adjusted IFO was largely driven by higher Group and Regional Costs, mainly related to information security and Quality & Regulatory spend, investments in emerging business areas, and lower licensing revenue in IP Royalties.

The year 2014

In 2014, Philips’ gross margin was EUR 8,206 million, or 38.4% of sales, compared to EUR 9,337 million, or 42.5% of sales, in 2013. Gross margin in 2014 included EUR 249 million of restructuring and acquisition-related charges, whereas 2013 included EUR 48 million of restructuring and acquisition-related charges. 2014 also included charges of EUR 366 million related to the jury verdict in the Masimo litigation, EUR 68 million of impairment and other charges, EUR 46 million of mainly inventory write-downs related to the voluntary suspension of production at the Cleveland facility and a past service pension cost gain of EUR 17 million. 2013 also included a past service pension cost gain of EUR 38 million. Excluding these items, the year-on-year decline was mainly driven by operational decline at Healthcare and Lighting as well as negative currency impacts.

Selling expenses increased from EUR 5,057 million in 2013 to EUR 5,124 million in 2014. 2014 included EUR 128 million of restructuring and acquisition-related charges, and a past service pension cost gain of EUR 20 million, while 2013 included EUR 45 million of restructuring charges and a past service pension cost gain of EUR 28 million. The year-on-year increase was mainly attributable to higher restructuring activities. Selling expenses increased from 23.0% of sales to 24.0%.

Research and development costs decreased from EUR 1,659 million in 2013 to EUR 1,635 million in 2014. Research and development costs in 2014 included EUR 34 million of restructuring and acquisition-related charges, EUR 3 million of charges related to mainly inventory write-downs at the Cleveland facility, and a EUR 22 million past-service pension cost gain, compared to EUR 2 million of restructuring and acquisition-related charges and a EUR 11 million past-service pension cost gain in 2013. The year-on-year

Annual Report 2015      37

Group performance 5.1.2

decrease was mainly due to lower spend at IG&S, partly offset by higher restructuring costs in all sectors. As a percentage of sales, research and development costs increased from 7.5% in 2013 to 7.6% in 2014.

General and administrative expenses amounted to EUR 747 million in 2014, compared to EUR 825 million in 2013. As a percentage of sales, costs decreased from 3.8% in 2013 to 3.5% in 2014. 2014 included EUR 23 million of restructuring and acquisition related-charges, compared to EUR 5 million in 2013. 2014 also included a EUR 8 million net past-service pension cost gain in the Netherlands, while 2013 included a pension settlement loss of EUR 30 million.

The overview below shows sales, IFO and Adjusted IFO according to the 2014 sector classifications.

Philips Group

Sales, IFO and Adjusted IFO in millions of EUR

2013

	Sales	IFO	%	Adjusted IFO1)%

Healthcare	9,575	1,315	13.7%	1,512	15.8%
Consumer Lifestyle	4,605	429	9.3%	483	10.5%
Lighting	7,145	413	5.8%	580	8.1%
IG&S	665	(302)	0.0%	(299)	0.0%

Philips Group	21,990	1,855	8.4%	2,276	10.4%

1)	For reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report.

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

Consumer Lifestyle

Adjusted IFO improved from EUR 483 million, or 10.5% of sales, in 2013 to EUR 573 million, or 12.1% of sales, in 2014. 2014 included restructuring and acquisition-related charges of EUR 9 million and a EUR 11 million past-service pension cost gain in the Netherlands. 2013 included restructuring and acquisition-related charges of EUR 14 million and a past-service pension cost gain of EUR 1 million in the US. The increase was largely driven by higher sales and operational improvements.

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

Innovation, Group & Services

Adjusted IFO declined from a loss of EUR 299 million in 2013 to a loss of EUR 661 million in 2014. 2014 Adjusted IFO included restructuring and acquisition-related charges of EUR 113 million, provisions of EUR 244 million related to legal matters and a EUR 27 million gain from a past-service pension cost gain in the Netherlands. 2013 included restructuring and acquisition-related charges of EUR 3 million and a pension settlement loss of EUR 25 million. Excluding these items, the year-on-year Adjusted IFO decline was mainly driven by higher investments in emerging business areas and lower IP income.

38      Annual Report 2015

Group performance 5.1.3

5.1.3 Advertising and promotion

The year 2015

Philips’ total advertising and promotion expenses were EUR 1,000 million in 2015, an increase of 10% compared to 2014. The increase was mainly due to investments in key growth geographies, such as China and India, and mature geographies such as the United States and Japan. The total advertising and promotion investment as a percentage of sales was 4.1% in 2015, compared to 4.3% in 2014.

Philips brand value increased by 6% to over USD 10.9 billion as measured by Interbrand. In the 2015 listing, Philips is ranked the 47th most valuable brand in the world.

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

5.1.4 Research and development

The year 2015

Research and development costs increased from EUR 1,635 million in 2014 to EUR 1,927 million in 2015. 2015 included EUR 16 million of restructuring and acquisition-related charges, compared to EUR 34 million in 2014. 2014 also included a past-service pension gain of EUR 22 million and charges of EUR 3 million of mainly inventory write-downs related to Cleveland. The year-on-year increase was mainly due to currency impact and higher spend at Healthcare and IG&S. As a percentage of sales, research and development costs increased from 7.6% in 2014 to 7.9%.

Philips Group

Research and development expenses in millions of EUR

2013 - 2015

	2013	2014	2015

Healthcare	810	822	1,073
Consumer Lifestyle	268	263	301
Lighting	313	330	315
Innovation, Group & Services	268	220	238

Philips Group	1,659	1,635	1,927

The year 2014

Research and development costs decreased from EUR 1,659 million in 2013 to EUR 1,635 million in 2014. 2014 included EUR 34 million of restructuring and acquisition-related charges, compared to EUR 2 million in 2013. 2014 also included a past-service pension gain of EUR 22 million and charges of EUR 3 million of mainly inventory write-downs related to Cleveland, compared to a past-service pension gain of EUR 11 million reported in 2013. The year-on-year decrease was driven by IG&S, partly offset by increases at Healthcare and Lighting. As a percentage of sales, research and development costs increased from 7.5% in 2013 to 7.6%.

5.1.5 Pensions

The year 2015

In 2015, the total costs of post-employment benefits amounted to EUR 559 million for defined benefit plans and EUR 293 million for defined contribution plans, compared to EUR 241 million and EUR 144 million respectively in 2014. Excluding 2015 pension de-risking cost and the 2014 past service cost gain, defined benefit costs decreased by EUR 92 million compared to 2014.

Annual Report 2015      39

Group performance 5.1.6

The above costs are reported in Operating expenses except for the net interest cost component which is reported in Financial income and expense. The net interest cost for defined benefit plans was EUR 72 million in 2015 (2014: EUR 59 million).

2015 included settlement costs of EUR 329 million mainly related to the settlement of the UK plan, results of other de-risking actions in the UK prior to the settlement and the settlement of parts of the US pension plan. Past-service costs of EUR 14 million were recognized related to de-risking actions taken in the UK prior to the settlement of the plan, including a past-service cost for GMP Equalization in the same UK plan. Some smaller plan changes in other countries resulted in a small past service cost gain. Due to the above, and the change to defined contribution accounting for the Dutch pension plan, which is explained in the pension note, the Company’s Defined Benefit Obligation in 2015 decreased from EUR 27 billion to EUR 4.5 billion at the end of 2015.

2014 included past-service cost gains in the Netherlands of EUR 67 million, which were mainly related to the mandatory plan change in the Netherlands, where a salary cap of EUR 100,000 must be applied to the pension salary with effect from January 1, 2015. This change lowers the Company’s Defined Benefit Obligation, which is recognized as a past-service cost gain. Compensatory measures are given in wages for employees impacted.

The overall funded status in 2015 decreased as the surpluses of the Netherlands and the UK plan are no longer included due to their settlements in 2015. The pension deficits recognized in our balance sheet decreased mainly due to the above mentioned de-risking actions in the US. The surpluses of the Netherlands and the UK plan were not recognized in the balance sheet due to the asset ceiling test and therefore their settlement does not impact the pension balances as per the Company’s accounting policy.

For further information, refer to note 20, Post-employment benefits.

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

5.1.6 Restructuring and impairment charges

The year 2015

In 2015, IFO included net charges totaling EUR 171 million for restructuring. In addition to the annual goodwill-impairment tests for Philips, trigger-based impairment tests were performed during the year, resulting in a goodwill impairment of nil.

2014 included EUR 414 million of restructuring charges and a goodwill impairment of EUR 2 million at Lighting and EUR 1 million at Healthcare.

For further information on sensitivity analysis, please refer to note 11, Goodwill.

In 2015, the most significant restructuring projects related to Lighting and Healthcare and were driven by industrial footprint rationalization and the overhead cost reduction program. Restructuring projects at Lighting centered on the declining conventional lamps industry and Professional Lighting Solutions, the largest of which took place in France and Indonesia. Restructuring projects at Healthcare mainly took place in the US and France. Consumer Lifestyle restructuring projects were mainly related to Italy.

40      Annual Report 2015

Group performance 5.1.7

In 2014, the most significant restructuring projects related to Lighting and IG&S and were driven by industrial footprint rationalization and the Accelerate! transformation program. Restructuring projects at Lighting centered on Light Sources & Electronics and Professional Lighting Solutions, the largest of which took place in Belgium, the Netherlands and France. Innovation, Group & Services restructuring projects were mainly related to IT and group and country overheads and centered primarily on the Netherlands, the US and Belgium. Restructuring projects at Healthcare mainly took place in the US and the Netherlands. Consumer Lifestyle restructuring projects were mainly in the Netherlands.

For further information on restructuring, refer to note 19, Provisions.

Philips Group

Restructuring and related charges in millions of EUR

2013 - 2015

	2013	2014	2015

Restructuring and related charges per sector:
Healthcare	(6)	68	61
Consumer Lifestyle	10	8	37
Lighting	77	225	93
Innovation, Group & Services	3	113	(20)

Continuing operations	84	414	171
Discontinued operations	33	18	5

Cost breakdown of restructuring and related charges:
Personnel lay-off costs	95	354	194
Release of provision	(62)	(36)	(88)
Restructuring-related asset impairment	25	57	46
Other restructuring-related costs	26	39	19

Continuing operations	84	414	171
Discontinued operations	33	18	5

The year 2014

In 2014, IFO included net charges totaling EUR 414 million for restructuring. In addition to the annual goodwill-impairment tests for Philips, trigger-based impairment tests were performed during the year, resulting in a goodwill impairment of EUR 1 million at Healthcare and EUR 2 million at Lighting.

2013 included EUR 84 million of restructuring charges and a goodwill impairment of EUR 2 million at Healthcare and EUR 26 million at Consumer Luminaires, mainly as a consequence of reduced growth rates resulting from a slower-than-anticipated recovery of certain markets, as well as delays in the introduction of new product ranges.

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

The year 2015

A breakdown of Financial income and expenses is presented in the table below.

Philips Group

Financial income and expenses in millions of EUR

2013 - 2015

	2013	2014	2015

Interest expense (net)	(269)	(251)	(302)
Sale of securities	—	60	20
Impairments	(10)	(17)	(46)
Other	(51)	(93)	(41)

Financial income and expenses	(330)	(301)	(369)

Net interest expense in 2015 was EUR 51 million higher than in 2014, mainly due to a weaker euro against the US dollar in relation to interest expenses on USD bonds.

The gain from the sale of stakes in 2015 amounted to EUR 20 million, mainly from Assembléon Technologies B.V., Silicon & Software Systems and other equity interest.

Impairments amounted to EUR 46 million mainly due to valuation allowances.

Other financial expense amounted to EUR 41 million in 2015, primarily consisting of interest expense related to the jury verdict in the Masimo litigation, and accretion expense associated with other discounted provisions.

For further information, refer to note 7, Financial income and expenses.

Annual Report 2015      41

Group performance 5.1.8

The year 2014

The net interest expense in 2014 was EUR 18 million lower than in 2013, mainly as a result of lower average outstanding debt and interest related to pensions in 2014.

The gain from the sale of stakes in 2014 amounted to EUR 60 million, mainly from Neusoft, Chimei Innolux, Gilde III and Sapiens.

Other financial expense was a EUR 93 million in 2014, primarily consisting of interest expense related to the jury verdict in the Masimo litigation, and accretion expense associated with other discounted provisions and uncertain tax positions.

Other financial income was a EUR 51 million loss in 2013, primarily consisting of a EUR 25 million accretion expense (mainly associated with discounted provisions) and EUR 24 million of other financing charges.

For further information, refer to note 7, Financial income and expenses.

5.1.8 Income taxes

The year 2015

Income taxes amounted to EUR 239 million, compared to EUR 26 million in 2014. The effective income tax rate in 2015 was 38.4%, compared to 14.1% in 2014. The increase was mainly due to a significant change in the geographical mix of actual profits and the absence of various items that reduced the charge in the prior year, in particular favorable tax regulations relating to R&D investments in 2014.

For 2016, we expect our effective tax rate to be in the 30% to 35% range. However, the actual rate will depend on the geographical mix of actual profits.

For further information, refer to note 8, Income taxes.

The year 2014

Income taxes amounted to EUR 26 million, compared to EUR 466 million in 2013. The effective income tax rate was 14.1%. The decrease in 2014 was mainly due to lower income before tax and application of favorable tax regulations relating to R&D investments. The comparable effective income tax rate for 2013 was 30.6%.

5.1.9 Results of investments in associates

The year 2015

Philips Group

Results of investments in associates in millions of EUR

2013 - 2015

	2013	2014	2015

Company’s participation in income	5	30	10
Investment impairment and other items	(30)	—	19
Dilution gain	—	32	1

Results of Investments in associates	(25)	62	30

Results related to investments in associates decreased from a gain of EUR 62 million in 2014 to a gain of EUR 30 million in 2015. 2015 included proceeds from the sale of Assembléon Technologies B.V., while 2014 included a EUR 32 million dilution gain related to Philips’ stake in Corindus Vascular Robotics.

The Company’s participation in income decreased from EUR 30 million in 2014 to EUR 10 million in 2015. The gain in 2015 was mainly attributable to the results of Philips Medical Capital.

For further information, refer to note 5, Interests in entities.

The year 2014

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

5.1.10 Non-controlling interests

The year 2015

Net income attributable to non-controlling interests amounted to a gain of EUR 14 million in 2015, compared to a loss of EUR 4 million in 2014.

The year 2014

Net income attributable to non-controlling interests amounted to a loss of EUR 4 million in 2014, compared to a gain of EUR 3 million in 2013.

42      Annual Report 2015

Group performance 5.1.11

5.1.11 Discontinued operations

The year 2015

Discontinued operations consist primarily of the combined businesses of Lumileds and Automotive, the Audio, Video, Multimedia & Accessories business, and the Television business. The results related to these businesses are reported under Discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows.

In 2014, Philips announced the start of the process to combine the Lumileds and Automotive Lighting businesses into a stand-alone company and explore strategic options to attract capital from third-party investors for this combined business.

As announced on January 22, 2016, Philips and GO Scale Capital have withdrawn their filing with the Committee of Foreign Investment in the United States (CFIUS) and terminated the agreement pursuant to which the consortium led by GO Scale Capital would acquire an 80.1% interest in the combined businesses of Lumileds and Automotive. Despite the parties’ extensive efforts to mitigate CFIUS’ concern, regulatory clearance has not been granted for this particular transaction. Philips is actively discussing the sale of the business with potential buyers and expects a transaction to be completed in the year 2016.

Income from discontinued operations increased by EUR 55 million to EUR 245 million in 2015. The year-on-year increase was mainly due to the positive impact from the treatment of depreciation and amortization of assets held for sale. Income from discontinued operations mainly consisted of net income of EUR 246 million related to the combined businesses of Lumileds and Automotive and a net loss of EUR 1 million, mainly related to the Audio, Video, Multimedia & Accessories and Television business.

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

Income from discontinued operations increased by EUR 52 million to EUR 190 million in 2014. The year-on-year increase was mainly due to a net gain related to the divestment of our Television business. Income from discontinued operations mainly consisted of net income of EUR 141 million related to the combined businesses of Lumileds and Automotive, EUR 18 million related to AVM&A, and EUR 31 million mainly related to other discontinued operations mainly net income on the Television business, partly offset by the European Commission’s Smartcard fine.

For further information, refer to note 3, Discontinued operations and other assets classified as held for sale.

5.1.12 Net income

The year 2015

Net income increased from EUR 411 million in 2014 to EUR 659 million in 2015. The increase was largely due to higher IFO of EUR 506 million and net income from discontinued operations of EUR 55 million, partly offset by higher income tax charges of EUR 213 million and lower results from investments in associates of EUR 32 million.

Basic earnings per common share from net income attributable to shareholders increased from EUR 0.45 per common share in 2014 to EUR 0.70 per common share in 2015.

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

5.1.13 Acquisitions and divestments

Acquisitions

In 2015, Philips completed four acquisitions, the largest were Volcano Corporation, an image-guided therapy company based in the United States, and Blue Jay Consulting, a leading provider of hospital emergency

Annual Report 2015      43

Group performance 5.1.13

room consulting services. Acquisitions in 2015 and prior years led to post-merger integration charges of EUR 107 million in Healthcare and EUR 5 million in Lighting.

In 2014, Philips acquired Unisensor, a Danish healthcare company, and a 51% interest in General Lighting Company (GLC) based in the Kingdom of Saudi Arabia. Philips also purchased some minor magnetic resonance imaging (MRI) activities from Hologic, a US healthcare company. Acquisitions in 2014 and prior years led to post-merger integration charges of EUR 1 million in Healthcare, EUR 1 million in Consumer Lifestyle and EUR 19 million in Lighting.

In 2013, there were four minor acquisitions. Acquisitions in 2013 and prior years led to post-merger integration charges of EUR 6 million in Healthcare, EUR 4 million in Consumer Lifestyle EUR, and 6 million in Lighting.

Divestments

In 2015, Philips completed seven divestments, which include, the sale of Assembléon Holding B.V., OEM Remote Controls, Axsun Technologies LLC, and several small businesses within Healthcare and Lighting.

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

5.1.14 Performance by geographic cluster

The year 2015

In 2015, sales increased 13% nominally, largely due to favorable foreign exchange impacts, and 2% on a comparable basis, driven by Healthcare and Consumer Lifestyle.

Sales in mature geographies were EUR 1,832 million higher than in 2014, or 1% higher on a comparable basis. Sales in Western Europe were 1% higher than in 2014, with growth at Healthcare and Consumer Lifestyle partly offset by a decline at Lighting. Sales in North America increased by EUR 1,417 million, or 1% on a comparable basis. Comparable sales in other mature geographies showed a 3% increase, with growth at Healthcare and Consumer Lifestyle, while Lighting was in line with 2014.

In growth geographies, sales increased by EUR 1,021 million, or 4% on a comparable basis, with high-single-digit growth at Consumer Lifestyle and Healthcare, partly offset by a mid-single digit decline at Lighting.

Double-digit growth in Central & Eastern Europe and high-single-digit growth in Asia Pacific and India were partly offset by flat growth year-on-year in China.

The year 2014

In 2014, sales declined 1% on a comparable basis (-3% nominally largely due to unfavorable foreign exchange impacts) mainly driven by Healthcare and Lighting.

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

In growth geographies, sales declined by EUR 281 million mainly due to unfavorable foreign exchange impacts and were flat on a comparable basis, with high-single-digit growth at Consumer Lifestyle offset by a

44      Annual Report 2015

Group performance 5.1.15

decline at Healthcare and Lighting. Strong growth was achieved in India and Middle East & Turkey, while decline was seen in China and Russia & Central Asia.

5.1.15 Cash flows provided by continuing operations

The year 2015

Cash flows from operating activities

Net cash flows from operating activities amounted to EUR 1,167 million in 2015, which was EUR 136 million lower than in 2014, mainly due to pension settlement costs and CRT litigation claims, partly offset by higher earnings.

Condensed consolidated statements of cash flows for the years ended December 31, 2013, 2014 and 2015 are presented below:

Philips Group

Condensed consolidated cash flow statements1)

in millions of EUR

2013 - 2015

	2013	2014	2015

Net income	1,172	411	659
Adjustments to reconcile net income to net cash provided by operating activities	(260)	892	508

Net cash provided by operating activities	912	1,303	1,167
Net cash used for investing activities	(862)	(984)	(1,941)

Cash flows before financing activities2)	50	319	(774)
Net cash used for financing activities	(1,241)	(1,189)	508

Cash used for continuing operations	(1,191)	(870)	(266)
Net cash (used for) provided by discontinued operations	(115)	193	79
Effect of changes in exchange rates on cash and cash equivalents	(63)	85	80

Total change in cash and cash equivalents	(1,369)	(592)	(107)
Cash and cash equivalents at the beginning of year	3,834	2,465	1,873

Cash and cash equivalents at the end of year	2,465	1,873	1,766

1)	Please refer to section 12.7, Consolidated statements of cash flows, of this report
2)	Please refer to chapter 15, Reconciliation of non-GAAP information, of this report

Cash flows from investing activities

In 2015, cash flows from investing activities resulted in a net outflow of EUR 1,941 million. This was attributable to EUR 1,137 million used for acquisitions of businesses and non-current financial assets, EUR 842 million cash used for net capital expenditures, and EUR 72 million used for derivatives and current financial assets, partly offset by EUR 110 million of net proceeds from non-current financial assets and divestments.

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

Net capital expenditures

Net capital expenditures amounted to a cash outflow of EUR 842 million, compared to an outflow of EUR 806 million in 2014. The year-on-year increase was mainly due to higher investments at Healthcare and Lighting.

Annual Report 2015      45

Group performance 5.1.15

Acquisitions and non-current financial assets

The net cash impact of acquisitions of businesses and non-current financial assets in 2015 was a total of EUR 1,137 million. There was a EUR 1,116 million outflow for acquisitions of businesses, mainly related to the acquisition of Volcano and a EUR 21 million outflow for non-current financial assets.

The net cash impact of acquisitions of businesses and non-current financial assets in 2014, was a total of EUR 258 million. There was a EUR 177 million outflow for acquisitions of businesses mainly related to the acquisition of a 51% interest in the General Lighting Company (GLC) in the Kingdom of Saudi Arabia, and a EUR 81 million outflow for non-current financial assets, mainly in the form of a EUR 60 million loan to TPV Technology Limited.

Divestments, derivatives and current financial assets

Cash proceeds of EUR 110 million were received, mainly from the divestment of the Assembléon Holding B.V., the OEM remote control business and Axsun Technologies LLC. Cash flows from derivatives and current financial assets led to a net cash outflow of EUR 72 million.

In 2014, cash proceeds of EUR 87 million were received, mainly from the divestment of the Shakespeare business and the sale of shares in Neusoft. Cash flows from derivatives and current financial assets led to a net cash outflow of EUR 7 million.

Cash flows from financing activities

Net cash provided by financing activities in 2015 was EUR 508 million. Philips’ shareholders were given EUR 730 million in the form of a dividend, of which the cash portion of the dividend amounted to EUR 298 million. The net impact of changes in debt was an increase of EUR 1,231 million. Additionally, net cash outflows for share buy-back and share delivery totaled EUR 425 million.

Net cash used for financing activities in 2014 was EUR 1,189 million. Philips’ shareholders were given EUR 729 million in the form of a dividend, of which the cash portion of the dividend amounted to EUR 292 million. The net impact of changes in debt was a decrease of EUR 301 million. Additionally, net cash outflows for share buy-back and share delivery totaled EUR 596 million.

The year 2014

Cash flows from operating activities

Net cash flow from operating activities amounted to EUR 1,303 million in 2014, which was EUR 391 million higher than in 2013, mainly due to higher inflows from working capital reductions.

Cash flows from investing activities

In 2014, cash flow from investing activities resulted in a net outflow of EUR 984 million. This was attributable to EUR 806 million cash used for net capital expenditures, EUR 258 million used for acquisitions of businesses and non-current financial assets, and EUR 7 million used for derivatives and current financial assets, partly offset by EUR 87 million of net proceeds from non-current financial assets and divestments.

In 2013, cash flows from investing activities resulted in a net outflow of EUR 862 million. This was attributable to EUR 830 million cash used for net capital expenditures, EUR 101 million cash used for derivatives and current financial assets, as well as a EUR 24 million used for acquisitions of businesses and non-current financial assets, partly offset by EUR 93 million of net proceeds from divestment.

Net capital expenditures

Net capital expenditures amounted to a cash outflow of EUR 806 million, compared to an outflow of EUR 830 million in 2013. The year-on-year decrease was mainly due to lower investments at Healthcare and Lighting.

Acquisitions and non-current financial assets

The net cash impact of acquisitions of businesses and non-current financial assets in 2014 was a total of EUR 258 million. There was a EUR 177 million outflow for acquisitions of businesses, mainly related to the acquisition of a 51% interest in the General Lighting Company (GLC) in The Kingdom of Saudi Arabia (KSA), and a EUR 81 million outflow for non-current financial assets, mainly in the form of a EUR 60 million loan to TPV Technology Limited.

The net cash impact of acquisitions of businesses and non-current financial assets in 2013 was a total of EUR 24 million. There was a EUR 11 million outflow for acquisitions of businesses and a EUR 13 million outflow for non-current financial assets.

46      Annual Report 2015

Group performance 5.1.16

Divestments, derivatives and current financial assets

Cash proceeds of EUR 87 million were received from divestment of the Shakespeare business and the sale of shares in Neusoft. Cash flows from derivatives and current financial assets led to a net cash outflow of EUR 7 million.

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

5.1.16 Cash flows from discontinued operations

The year 2015

In 2015, cash inflow from discontinued operations as reported within operating activities amounted to EUR 79 million, mainly attributable to a cash inflow of EUR 115 million from the Automotive and Lumileds businesses, offset by a cash outflow from the Audio, Video, Multimedia & Accessories business of EUR 37 million.

In 2014, cash inflow from discontinued operations amounted to EUR 193 million. Cash flows from the businesses reported in operating activities amounted to a EUR 105 million cash inflow, mainly attributable to a cash inflow from the Automotive and Lumileds businesses of EUR 240 million, offset by cash outflow from the Audio, Video, Multimedia & Accessories business of EUR 107 million. The cash consideration received for the sale of Audio, Video, Multimedia & Accessories business amounted to EUR 88 million and was reported as cash flow from investing activities.

The year 2014

In 2014, cash from discontinued operations amounted to an inflow of EUR 193 million. The combined Automotive and Lumileds businesses had a cash inflow of EUR 240 million attributable to operating activities. The Television business used net cash of EUR 8, attributable to operating activities. The Audio, Video Multimedia and Accessories business used net cash of EUR 19 million, with cash outflows from operating activities of EUR 107 million, partly offset by EUR 88 million of cash inflows from investing activities.

In 2013, cash from discontinued operations amounted to an outflow of EUR 115 million. Cash flows from the businesses reported in operating activities caused by a cash outflow of EUR 68 million, mainly due to cash outflows of the Television business of EUR 91 million, and of the Audio, Video, Multimedia and Accessories business of EUR 72 million offset by a cash inflow of the Automotive and Lumileds businesses of EUR 94 million. A cash outflow of EUR 47 million related to the divestment of the Television business reported in cash flow from investing activities.

5.1.17 Financing

The year 2015

Condensed consolidated balance sheets for the years 2013, 2014 and 2015 are presented below:

Philips Group

Condensed consolidated balance sheet1) in millions of EUR

2013 - 2015

	2013	2014	2015

Intangible assets	9,766	10,526	12,216
Property, plant and equipment	2,780	2,095	2,322
Inventories	3,240	3,314	3,463
Receivables	4,892	5,040	5,287
Assets held for sale	507	1,613	1,809
Other assets	2,909	3,891	4,113
Payables	(5,435)	(5,293)	(5,652)
Provisions	(2,554)	(3,445)	(3,225)
Liabilities directly associated with assets held for sale	(348)	(349)	(407)
Other liabilities	(3,094)	(4,193)	(4,152)

Net asset employed	12,663	13,199	15,774
Cash and cash equivalents	2,465	1,873	1,766
Debt	(3,901)	(4,104)	(5,760)

Net debt	(1,436)	(2,231)	(3,994)
Non-controlling interests	(13)	(101)	(118)
Shareholders’ equity	(11,214)	(10,867)	(11,662)

Financing	(12,663)	(13,199)	(15,774)

1)	Please refer to section 12.6, Consolidated balance sheets, of this report

Philips expects the financing in 2016 to be broadly in line with 2015.

5.1.18 Cash and cash equivalents

The year 2015

In 2015, cash and cash equivalents decreased by EUR 107 million to EUR 1,766 million at year-end. The decrease was mainly attributable to an outflow of EUR 1,137 on acquisitions mainly related to Volcano, cash outflows for treasury share transactions of EUR 425 million, and a cash dividend payout of EUR 298 million. This was partly offset by EUR 1,231 million from increases in debt, EUR 325 million free cash flow and EUR 110 million related to divestments.

Annual Report 2015      47

Group performance 5.1.19

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

In 2013, cash and cash equivalents decreased by EUR 1,369 million to EUR 2,465 million at year-end. The decrease was mainly attributable to an outflow on net capital expenditures of EUR 830 million, cash outflow for treasury share transactions of EUR 562 million, cash dividend payout of EUR 272 million, EUR 407 million from decreases in debt and a EUR 115 million outflow related to discontinued operations. This was partly offset by a EUR 912 million inflow from operations.

5.1.19 Debt position

The year 2015

Total debt outstanding at the end of 2015 was EUR 5,760 million, compared with EUR 4,104 million at the end of 2014.

Philips Group

Changes in debt in millions of EUR

2013 - 2015

	2013	2014	2015

New borrowings	(64)	(69)	(1,335)
Repayments	471	370	104
Currency effects and consolidation changes	226	(504)	(425)

Changes in debt	633	(203)	(1,656)

In 2015, total debt increased by EUR 1,656 million. New borrowings of EUR 1,335 million were mainly due to a short-term bridging loan with low interest rate used for the Volcano acquisition, while repayments amounted to EUR 104 million. Other changes resulting from consolidation and currency effects led to an increase of EUR 425 million.

In 2014, total debt increased by EUR 203 million. New borrowings of EUR 69 million consisted mainly of replacements to lease contracts. Repayment of EUR 370 million included a EUR 250 million repayment of a five-year loan. Other changes resulting from consolidation and currency effects led to an increase of EUR 504 million.

At the end of 2015, long-term debt as a proportion of the total debt stood at 71% with an average remaining term of 10.7 years, compared to 90% and 11.6 years at the end of 2014.

For further information, please refer to note 18, Debt.

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

5.1.20 Shareholders’ equity

The year 2015

Shareholders’ equity increased by EUR 795 million in 2015 to EUR 11,662 million at December 31, 2015. The increase was mainly a result of EUR 645 million net income and EUR 791 million of other comprehensive income, partially offset by EUR 507 million related to the purchase of shares for the share buy-back program. The dividend payment to shareholders in 2015 reduced equity by EUR 298 million including tax and service charges, while the delivery of treasury shares increased equity by EUR 82 million and net share-based compensation plans increased equity by EUR 82 million.

48      Annual Report 2015

Group performance 5.1.21

The number of outstanding common shares of Royal Philips at December 31, 2015 was 917 million (2014: 914 million). At the end of 2015, the Company held 11.8 million shares in treasury to cover the future delivery of shares (2014: 17.1 million shares). This was in connection with the 39.1 million rights outstanding at the end of 2015 (2014: 40.8 million rights) under the Company’s long-term incentive plans. At the end of 2015, the Company held 2.2 million shares for cancellation (2014: 3.3 million shares).

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

Shareholders’ equity increased by EUR 63 million in 2013 to EUR 11,214 million at December 31, 2013. The increase was mainly a result of EUR 1,169 million net income, partially offset by EUR 476 million of currency translation losses and a EUR 669 million related to the purchase of treasury shares. The dividend payment to shareholders in 2013 reduced equity by EUR 272 million, while the delivery of treasury shares increased equity by EUR 118 million and share-based compensation plans increased equity by EUR 105 million.

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

5.1.21 Net debt to group equity

The year 2015

Philips ended 2015 in a net debt position (total debt less cash and cash equivalents) of EUR 3,994 million, compared to a net debt position of EUR 2,231 million at the end of 2014.

The year 2014

Philips ended 2014 in a net debt position (total debt less cash and cash equivalents) of EUR 2,231 million, compared to a net debt position of EUR 1,436 million at the end of 2013.

5.1.22 Liquidity position

The year 2015

Including the Company’s cash position (cash and cash equivalents), as well as its EUR 1.8 billion committed revolving credit facility, the Company had access to available liquidity of EUR 3,566 million vs. Gross Debt (including short and long-term) of EUR 5,760 million as of December 31, 2015.

Including the Company’s cash position (cash and cash equivalents), as well as its EUR 1.8 billion committed revolving credit facility, the Company had access to available liquidity of EUR 3,673 million vs. Gross Debt (including short and long-term) of EUR 4,104 million as of December 31, 2014.

Philips Group

Liquidity position in millions of EUR

2013 - 2015

	2013	2014	2015

Cash and cash equivalents	2,465	1,873	1,766
Committed revolving credit facility/CP program/Bilateral loan	1,800	1,800	1,800

Liquidity	4,265	3,673	3,566
Available-for-sale financial assets at fair value	65	75	75
Short-term debt	(592)	(392)	(1,665)
Long-term debt	(3,309)	(3,712)	(4,095)

Net available liquidity resources	429	(356)	(2,119)

Philips has a EUR 1.8 billion committed revolving credit facility that can be used for general group purposes and as a backstop of its commercial paper program and will mature in February 2018. The commercial paper program amounts to USD 2.5 billion, under which Philips can issue commercial paper up to 364 days in

Annual Report 2015      49

Group performance 5.1.22

tenor, both in the US and in Europe, in any major freely convertible currency. There is a panel of banks, in Europe and in the US, which service the program. The interest is at market rates prevailing at the time of issuance of the commercial paper. There is no collateral requirement in the commercial paper program. Also, there are no limitations on Philips’ use of funds from the program. As at December 31, 2015, Philips did not have any loans outstanding under these facilities.

Philips’ existing long-term debt is rated Baa1 (with stable outlook) by Moody’s and BBB+ (with stable outlook) by Standard & Poor’s. Our net debt position is managed in such a way that we expect to retain a strong investment grade credit rating. Furthermore, the Group’s aim when managing the net debt position is dividend stability and a pay-out ratio of 40% to 50% of continuing net income. Following the intended separation of the Lighting business, the dividend pay-out ratio with respect to future years could be subject to change. The Company’s outstanding long-term debt and credit facilities do not contain financial covenants or cross-acceleration provisions that are based on adverse changes in ratings or on material adverse change.

As at December 31, 2015, Philips had total cash and cash equivalents of EUR 1,766 million. Philips pools cash from subsidiaries to the extent legally and economically feasible. Cash not pooled remains available for local operational or investment needs.

Philips believes its current liquidity and direct access to capital markets is sufficient to meet its present working capital requirements.

The year 2014

Including the Company’s cash position (cash and cash equivalents), as well as its EUR 1.8 billion committed revolving credit facility, the Company had access to available liquid resources of EUR 3,673 million vs Gross Debt (including short and long term) of EUR 4,104 million as of December 31, 2014.

5.1.23 Cash obligations

Contractual cash obligations

Presented below is a summary of the Group’s contractual cash obligations and commitments at December 31, 2015.

Philips Group

Contractual cash obligations1) in millions of EUR

2015

		Payments due by period

		less
		than 1	1-3	3-5	after 5
	total	year	years	years	years

Long-term debt2)	4,034	84	1,152	1	2,797
Finance lease obligations	242	72	92	36	42
Short-term debt	1,515	1,515	—	—	—
Operating leases	952	243	280	162	267
Derivative liabilities	995	253	383	156	203
Interest on debt3)	2,767	221	438	334	1,774
Purchase obligations4)	175	68	69	30	8
Trade and other payables	2,673	2,673	—	—	—

Contractual cash obligations	13,353	5,129	2,414	719	5,091

1)	Obligations in this table are undiscounted
2)	Long-term debt includes short-term portion of long-term debt and excludes finance lease obligations
3)

Approximately 32% of the debt bears interest at a floating rate. The majority of the interest payments on variable interest rate loans in the table above reflect market forward interest rates at the period end and these amounts may change as the market interest rate changes

4)

Philips has commitments related to the ordinary course of business which in general relate to contracts and purchase order commitments for less than 12 months. In the table, only the commitments for multiple years are presented, including their short-term portion

Philips has no material commitments for capital expenditures.

Additionally, Philips has a number of commercial agreements, such as supply agreements, which provide that certain penalties may be charged to the Company if it does not fulfill its commitments.

Certain Philips suppliers factor their trade receivables from Philips with third parties through supplier finance arrangements. At December 31, 2015 approximately EUR 395 million of the Philips accounts payable were known to have been sold onward under such arrangements whereby Philips confirms invoices. Philips continues to recognize these liabilities as trade payables and will settle the liabilities in line with the original payment terms of the related invoices.

Other cash commitments

The Company and its subsidiaries sponsor post-employment benefit plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. For a discussion of the plans and expected cash outflows, please refer to note 20, Post-employment benefits.

The Company had EUR 297 million restructuring-related provisions by the end of 2015, of which EUR 228 million is expected to result in cash outflows in 2016. Refer to note 19, Provisions for details of restructuring provisions.

50      Annual Report 2015

Group performance 5.1.23

A proposal will be submitted to the upcoming Annual General Meeting of Shareholders to declare a dividend of EUR 0.80 per common share (up to EUR 740 million), in cash or shares at the option of the shareholder, against the net income for 2015 and retained earnings. Further details will be given in the agenda for the Annual General Meeting of Shareholders, to be held on May 12, 2016.

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. At the end of 2015, the total fair value of guarantees recognized on the balance sheet amounted to EUR nil million (December 31, 2014: EUR nil million). Remaining off-balance-sheet business and credit-related guarantees provided on behalf of third parties and associates increased by EUR 16 million during 2015 to EUR 37 million (December 31, 2014: EUR 21 million).

5.1.24 Procurement

The year 2015

Global growth remained moderate during 2015. While the advanced economies showed a modest recovery, the emerging markets showed further declines in their growth rates. Main themes in 2015 were further signs of weakening economic growth in emerging markets, especially in China, strongly declining oil prices, commodity prices trending down slightly, and currency volatility.

Growth within the US, Europe and Japan was supported by declining oil and material prices, monetary policies and, in the case of Europe, the euro currency depreciation – the euro fell approximately 15% against the US dollar. The emerging market currencies more generally saw sharp depreciation and volatility during 2015, and the Chinese renminbi devalued as well.

Commodity prices continued to weaken in 2015. After increasing in the spring from their January lows, oil prices declined sharply, reflecting a combination of weaker global demand and steady supply growth, both from conventional oil fields as well as from shale production. The supply outlook was even larger following the nuclear deal with the Republic of Iran, resulting in additional supply from Iran on the global market.

Metal prices also fell on weaker global demand, especially due to the slowdown in manufacturing activity in China, but also because of increases in inventories and supply following the past mining investments.

Market prices for steel continued to fall. Current price levels are in some cases below levels seen during the lows of 2009. No change is foreseen in the short-term as demand remains steady but weak, supply remains excessive and the cost of the raw materials iron ore and coking coal are low.

The lower commodity market prices created a tailwind for Philips Procurement in 2015. Depending on economic conditions this may remain so in 2016. On the other hand, the current low level of raw material and energy prices also creates the risk of new headwind once the supply/demand situation reverses.

Concerning shortages, neon gas supply was tight globally, leading to a price peak in the course of 2015. This situation has normalized in the meantime. The helium tightness is not over yet, but supply continuity is not at risk for Philips.

The rapid progress of the Procurement transformation has led to a continued improvement in overall Procurement results. This has had a major positive and structural impact on overall cost levels in all Philips businesses.

The year 2014

Throughout 2014, market prices for energy and raw materials showed diverse trends. These commodities represent approximately 15% of our direct and indirect spend. Within the metals commodity group, copper prices declined in the course of the year, whereas others, e.g. aluminum, showed an upward trend. Also, in steel and resins, differences were seen between grades and regions. In general, annual average market prices were around 2013 levels. The global slowdown in the economy, and more specifically slow growth in China, did not yet lead to lower commodity market prices in the first quarters of 2014. From Q4, prices for raw materials, and especially oil, started to significantly decline as a consequence of the continuing macroeconomic weakness, resulting in oversupplied markets.

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

5.2 Social performance

Our businesses provide innovative solutions that address major trends affecting the world – the demand for affordable healthcare, the need for greater energy efficiency, resource scarcity, and the desire for personal well-being.

Annual Report 2015      51

Group performance 5.2

Philips further strengthened its focus on sustainability in 2015 through a number of initiatives described in the Social and Environmental performance sections, including the introduction of new products and solutions and partnerships with the Red Cross and UNICEF through the Philips Foundation.

Our people

At Philips, a key element of our vision is to offer the best place to work for people who share our passion. Our people are one of our unique strengths, and each one of our employees is instrumental to Philips’ success. Our strategy is based on the belief that every employee at Philips has talent and can grow and contribute with increasing impact, so we support all individuals in driving their development. We believe that the best place to work is an inclusive place to work, and we celebrate and foster an inclusive culture where everyone feels valued, respected, and where all of our people can thrive.

Our company people strategy is directly linked to our business strategy. In 2015, we continued on our path to creating two winning stand-alone companies, including ensuring the timely allocation of our employees to either Royal Philips or to Philips Lighting. We also continued to drive our Accelerate! transformation through our growth and performance culture, where we take ownership, we are eager to win, we team up to excel, and we always act with integrity. Alongside these behaviors, we focus on nurturing six competences which accelerate our transformation, and we offer related learning and development opportunities to all employees through our Philips University.

“Philips people share a passion for improving people’s lives through meaningful innovation, and this passion has kept us all working together towards our common mission and vision during the past year. Throughout 2015, our people have demonstrated that we are one Philips family, even if we know that we will ultimately be part of Royal Philips or of Philips Lighting. As CHRO, I am proud to belong to Philips, and proud to be one of our Philips people.”

Denise Haylor

Chief Human Resources Officer

5.2.1 Improving people’s lives

At Philips, we strive to make the world healthier and more sustainable through innovation. Our goal is to improve the lives of 3 billion people a year by 2025. To guide our efforts and measure our progress, we take a two-dimensional approach – social and ecological – to improving people’s lives. Products and solutions from our portfolio that directly support the curative (care) or preventive (well-being) side of people’s health determine the contribution to the social dimension. As healthy ecosystems are also needed for people to live a healthy life, the contribution to the ecological dimension is determined by means of our steadily growing Green Product portfolio, such as our energy-efficient lighting.

Through Philips products and solutions that directly support the curative or preventive side of people’s health, we improved the lives of 881 million people in 2015, driven by our Healthcare sector. Additionally, our well-being products that help people live a healthy life improved the lives of 304 million, and our Green Products that contribute to a healthy ecosystem 1.7 billion people. After the elimination of double counts –people touched multiple times – we arrived at 2.0 billion lives. This is an increase of around 140 million compared to 2014, mainly driven by Healthcare in Greater China and North America, Consumer Lifestyle in Greater China, ASEAN and North America, and Lighting in North America and the Indian subcontinent.

More information on this metric can be found in Methodology for calculating Lives Improved.

5.2.2 Employee engagement

Employee engagement is key to our competitive performance and at the heart of our vision, promoting the best place to work for people who share our passion. Engaged employees are emotionally committed to and proud of our company, they help us meet our business goals, and they contribute to making our workplace the best it can be. We can only truly offer an environment in which all our people can thrive when we maintain a dialogue with our people to understand their needs. Our employees take the time for this dialogue, directly shaping the work environment and our inclusive culture. As a result, high engagement levels not only help Philips to grow, but also help us to understand our employees’ needs in depth and respond to these in turn.

52      Annual Report 2015

Group performance 5.2.2

Given that employee feedback and input is so critical, we actively track it via quarterly surveys with a set of targeted questions. In 2014, we implemented a complementary, team-focused survey called My Accelerate! Survey (MAS) with accompanying promotion of Team Performance Dialogues with People Managers and their teams. This proved to be a positive driver of employee action to increase team effectiveness, and, as a result, we ran MAS in each quarter of 2015 as our way of monitoring engagement.

In 2015, MAS had an average employee response rate of 50% across all four quarters, and we recorded an overall engagement score of 71% favorable across the Philips population. This was in line with 2014 results, and we were pleased to see a significant downward trend in the unfavorable score (decreasing from 17% in 2014 to 7% in 2015).

For more information on MAS, please refer to subsection 14.2.1, Engaging our employees, of this report.

5.2.3 Inclusion

At Philips, we believe that the best place to work is an inclusive place to work. This means celebrating and fostering a work environment in which all of our people’s ideas, knowledge, perspectives, experiences and styles are valued. It also means that all individuals are treated fairly and respectfully, have equal access to opportunities and resources, and can contribute fully to Philips’ success. In this report we publish data on international, gender and age diversity, as proxies for the wider inclusion we promote.

Philips is a global company, and our executives originate from more than 35 countries. We embrace a global mindset and actively promote and build capability in this area. The composition of our Executive Committee and Supervisory Board likewise reflects our global focus.

In terms of gender diversity, we recorded an increase in the share of female executives to 19% at year-end 2015 – up from 18% in 2014. We are well on track to achieve our aspiration of 20% female executives by year-end 2016. This is driven both by our active engagement of senior female leaders globally, and also by the fact that our inclusion culture is embedded in our people practices, policies and processes. Overall, 35% of Philips employees in 2015 were female. Philips has 7 persons in the Executive Committee (1 female) and 9 in the Supervisory Board (3 females), which means that 4 out of 16 positions (or 25%) are held by women.

Our comprehensive approach to succession planning for all executives and other key positions ensures we remain on track in terms of our gender targets, and also in terms of our broader inclusion aspirations. This approach drives development and career planning for all individuals, and ensures we build an inclusive work environment not only for today but also for the future. In terms of promotions in 2015, 10% of new Executives promoted internally were women, and women represented 24% of all external Executive hires. The decrease in female Management and Executive new hires compared with 2014 did not impact our overall gender diversity in these categories, as this was mainly offset by the relatively smaller proportion of female Management and Executive exits. Indeed, compared to the percentage of women employed by Philips in 2014, we see a relatively higher outflow of women in the staff categories and a lower outflow of female managers and executives. Overall, gender diversity either increased or was stable across all categories, and we will continue to drive gender-inclusive practices in terms of talent attraction, engagement, development and retention in 2016.

Annual Report 2015      53

Group performance 5.2.3

In 2015, our age diversity was similar to that of 2014, with relatively larger shifts taking place in the categories of women under 25, between 45 and 55, and over 55. We will continue to monitor age diversity as part of our inclusive culture in 2016.

5.2.4 Employment

The year 2015

The total number of Philips Group employees (continuing operations) was 104,204 at the end of 2015, compared to 105,365 at the end of 2014. Approximately 38% were employed in the Healthcare sector, 32% in the Lighting sector and 16% in the Consumer Lifestyle sector.

Philips Group

Employees per sector in FTEs at year-end

2013 - 2015

	2013	2014	2015

Healthcare	37,008	37,065	40,099
Consumer Lifestyle	17,255	16,639	16,254
Lighting	38,671	37,808	33,618
Innovation, Group & Services	12,703	13,853	14,233

Continuing operations	105,637	105,365	104,204
Discontinued operations	10,445	8,313	8,755

Philips Group	116,082	113,678	112,959

Compared to 2014, the number of employees in continuing operations decreased by 1,161. The decrease reflects industrial footprint rationalization at Lighting and a reduction in third-party workers at Consumer Lifestyle, partly offset by the consolidation of the Volcano acquisition at Healthcare.

Approximately 54% of the Philips workforce was located in mature geographies, and about 46% in growth geographies. In 2015, the number of employees in mature geographies increased by 1,081, mainly due to the Volcano acquisition at Healthcare. The number of employees in growth geographies decreased by 2,242 largely driven by footprint rationalization at Lighting.

Philips Group

Employees per geographic cluster in FTEs at year-end

2013 - 2015

	2013	2014	2015

Western Europe	28,944	29,105	28,590
North America	24,401	22,283	23,614
Other mature geographies	3,419	3,643	3,908

Mature geographies	56,764	55,031	56,112
Growth geographies	48,873	50,334	48,092

Continuing operations	105,637	105,365	104,204
Discontinued operations	10,445	8,313	8,755

Philips Group	116,082	113,678	112,959

Philips Group

Employment in FTEs at year-end

2013 - 2015

	2013	2014	2015

Balance as of January 1	118,087	116,082	113,678
Consolidation changes:
Acquisitions	—	1,506	1,865
Divestments	(705)	(247)	(300)
Changes in discontinued operations	(186)	(2,132)	442
Other changes	(1,114)	(1,531)	(2,726)

Balance as of December 31	116,082	113,678	112,959

54      Annual Report 2015

Group performance 5.2.5

In 2016, the number of employees is expected to be below the levels of 2015.

In 2015, employee turnover amounted to 16.6% (of which 9.7% was voluntary) compared to 14.9% (6.4% voluntary) in 2014. 2015 turnover was mainly due to the changing industrial footprint and our overhead reduction program.

Philips Group

Employee turnover in %

2015

	Staff	Professionals	Management	Executives	Total

Female	20.0	12.4	11.3	13.9	16.6
Male	24.0	11.3	10.2	15.2	16.6

Philips Group	22.3	11.6	10.4	14.9	16.6

Philips Group

Voluntary turnover in %

2015

	Staff	Professionals	Management	Executives	Total

Female	11.4	7.7	5.8	8.3	9.7
Male	13.9	6.8	5.1	5.9	9.7

Philips Group	12.9	7.1	5.3	6.4	9.7

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

5.2.5 Developing our people

Philips University was launched in Q4 2014, and our focus on leader-led learning and building a learning organization as part of our growth and performance culture continued in 2015. We believe that continuous learning maximizes the potential of all employees –and consequently Philips’ potential to deliver for customers and consumers. Philips University embraces a philosophy of learning that balances learning carried out on the job, coaching and mentoring, and formal learning methods such as classroom teaching and e-learnings. Presently, we are exploring new learning channels to improve capability building and focus on business-critical topics and key roles that will increase the impact of the University.

More than one million hours in total were spent on training through Philips University in 2015.

Training spend

Our external training spend in 2015 amounted to EUR 50.4 million, up from EUR 44.7 million in 2014. This reflects an increase in the number of courses offered through the Philips University, supporting the transformation process at Philips, as well as a strong increase in courses attended.

For more information on our people’s development, please refer to sub-section 14.2.2, People development, of this report.

5.2.6 Health and Safety

Philips strives for an injury-free and illness-free work environment, with a sharp focus on reducing the number of injuries and improving processes. The Lost Workday Injury Cases (LWIC) rate is defined as a KPI, on which we set yearly targets for the company, our individual sectors and Business Groups.

In 2015, we recorded 213 LWIC, i.e. occupational injury cases where the injured person is unable to work one or more days after the injury. This represents a significant decrease compared with 227 in 2014, and continues the downward trend since 2010. The LWIC rate decreased to 0.21 per 100 FTEs, compared with 0.23 in 2014. The number of Lost Workdays caused by injuries decreased by 1,087 days (some 12%) to 7,981 days in 2015.

For more information on Health and Safety, please refer to sub-section 14.2.4, Health and Safety performance, of this report.

5.2.7 General Business Principles

The Philips General Business Principles (GBP) incorporate the fundamental principles for all Philips business. They set the standard for business conduct for both individual employees and for the company itself. They also provide a reference for the business conduct we expect from our business partners and suppliers. Translations are available in 32 languages, allowing almost every employee to read the GBP in their native language. The GBP form an integral part of labor contracts in virtually every country in which Philips operates. In addition, there are separate Codes of Ethics that apply to employees working in specific areas of our business, i.e. the Procurement Code of Ethics and the Financial Code of Ethics. Details can be found at www.philips.com/gbp.

Annual Report 2015      55

Group performance 5.2.7

Employees are actively encouraged to engage in dialogue with their colleagues about what constitutes ‘acting with integrity’ in a given business situation and to speak up if they have any concerns. They can turn to either their manager or a GBP Compliance Officer for advice and support.

The Philips Ethics Line operates globally, allowing employees to dial a toll-free hotline number to report a concern in their local language or to raise a concern online via a web intake form. Since May 2015, third parties have access to the Philips Ethics Line so they can raise any concerns they might have in relation to Philips business. In 2015, 39 parties, among which former employees and contractors, used this option.

The types of concerns filed by external parties follow the overall trends, with most concerns relating to ‘Treatment of employees’ followed by ‘Business integrity’. A standard for investigation is in place to promote consistency and due care in the way concerns are investigated.

For a description of GBP processes and policies, please refer to section 7.1, Our approach to risk management and business control, of this report.

Business Integrity Survey

In 2013 the first survey was held among our employees to measure the effectiveness of GBP deployment. In June 2015 a follow-up survey was rolled out to all employees in the ten most relevant languages to check status. The overall conclusion that could be drawn from the survey is that the Philips culture continues to provide a sound basis for any GBP- or compliance-related program.

Role of management

The Philips Executive Committee constantly reinforces the message that acting in line with the GBP is not something that is optional, but something that is vital to our business success. Managers at all levels are specifically given the responsibility to engage in dialogue with their teams on what responsible business conduct means for their daily practice. Management is supported in this by a network of GBP Compliance Officers who operate on different levels in the organization.

Training and awareness

In October of this year all employees with an email account were invited to take the updated GBP e-learning. This training course will be made available in the 22 most relevant languages. At the end of the course employees are asked to confirm that they are committed to acting in line with the GBP. The series of face-to-face training courses for GBP Compliance Officers that was started in 2014 was continued.

More information on the Philips GBP can be found in chapter 7, Risk management, of this report. The results of the monitoring measures in place are given in subsection 14.2.5, General Business Principles, of this report.

5.2.8 Working with stakeholders

In organizing ourselves around customers and markets, we create dialogues with our stakeholders in order to explore common ground for addressing societal challenges, building partnerships and jointly developing supporting ecosystems for our innovations around the world. Working with partners is crucial in delivering on our vision to make the world healthier and more sustainable through innovation. An overview of stakeholders and topics discussed is provided in chapter 14, Sustainability statements, of this report.

For more information on our stakeholder engagement activities in 2015, please refer to sub-section 14.2.7, Stakeholder Engagement, of this report.

5.2.9 Supplier sustainability

Philips has a direct business relationship with approximately 10,000 product and component suppliers and 30,000 service providers. In many cases the sustainability issues deeper in our supply chain require us to intervene beyond tier 1 of the chain.

Supplier sustainability programs

We have developed a number of strategic programs to help our suppliers improve their sustainability performance. These programs cover the assessment of supplier sustainability performance (audits), management of regulated substances, conflict minerals and other responsible sourcing initiatives. More detailed information about our programs is available www.philips.com/suppliers.

Supplier sustainability policies

The Philips Supplier Sustainability policy consists of two core documents: Supplier Sustainability Declaration (SSD) and Regulated Substances List (RSL). Both these documents are an integral part of our supplier contracts.

The list of other applicable policies can be found www.philips.com/suppliers.

Regulated Substances List

All suppliers and brand licensees must ensure that all products or parts and product packaging delivered to Philips, as well as some manufacturing processes used to make Philips parts and brand license products, comply with the applicable requirements in this list.

Supplier Sustainability Declaration

The Declaration is derived from the Electronic Industry Citizenship Coalition (EICC) Code of Conduct and sets out the standards and behaviors we require from our

56      Annual Report 2015

Group performance 5.2.9

suppliers and their suppliers. We monitor supplier compliance with the Declaration through a system of regular audits.

Supplier Sustainability Audit Program in 2015

In 2015, we audited 195 of our current risk suppliers, including 120 continued conformance audits with suppliers that we had already audited in 2012. This represented some one third of the number of risk suppliers. On top of the audits with current risk suppliers, we also audited 26 potential suppliers during the supplier selection process. These potential suppliers need to close any zero-tolerance issues before they can start delivering to Philips. Below we report on the findings at existing suppliers only; findings at potential suppliers are not included in this report.

As in previous years, the majority of the audits were done in China. Additionally, audits were performed in Brazil, India and Mexico. A smaller number of audits took place also in Belarus, Dominican Republic, Indonesia, Philippines, Russia and Ukraine. These audits directly or indirectly relate to the working conditions of almost 116,000 workers at the production sites that were audited.

Audit findings

To track improvements, Philips measures the ‘compliance rate’ for the identified risk suppliers, i.e. the percentage of risk suppliers that were audited within the last three years and do not have any – or have resolved all – major non-compliances. During 2015 we achieved a compliance rate of 86% (2014: 86%).

Please refer to sub-section 14.2.8, Supplier indicators, of this report for the detailed findings of 2015.

Supplier development and capacity building

In 2015, we continued our focus on capacity-building initiatives which are offered to help suppliers improve their practices. Our supplier sustainability experts in China organized training, visited suppliers for on-site consultancy, conducted pre-audit checks and helped suppliers to train their own employees.

5.2.10 Addressing issues deeper in the supply chain

Philips’ shares the concern about issues in the mining of minerals that are used in electronics industry products. Areas of concern include the situation in eastern DRC (Democratic Republic of the Congo), where proceeds from the mining sector are used to finance rebel conflicts in the region, environmental and safety concerns in tin mining in Indonesia, the wide array of issues related to gold mining, and child labor in mining in general.

Philips does not source the minerals directly and the mines are typically seven or more tiers away from our direct suppliers.

We were one of the first companies to survey our suppliers to identify smelters used in the supply chain that produce the metals of concern, and one of the few companies to have our SEC Conflict Minerals Report audited in 2014 and 2015.

For more details and results of our supplier sustainability program, please refer to sub-section 14.2.8, Supplier indicators, of this report.

5.3 Environmental performance

EcoVision

Philips has a long sustainability history stretching all the way back to our founding fathers. In 1994, we launched our first program and set sustainability targets for our own operations. Next, we launched our second program in 1998, which focused on the environmental dimension of our operations and products. We also started to focus on sustainability in our supply chain in 2003. We extended our scope further in 2010 by including the social dimension of products and solutions, which is now reflected in our company vision:

We strive to make the world healthier and more sustainable through innovation. Our goal is to improve the lives of 3 billion people a year by 2025.

Philips publishes every year a full Integrated Annual Report with the highest (reasonable) assurance level on the financial, social and environmental performance. With that overall reasonable assurance level Philips is a frontrunner in this field. KPMG has provided reasonable assurance on whether the information in chapter 14, Sustainability statements, of this report, section 5.2, Social performance, of this report and section 5.3, Environmental performance, of this report presents fairly, in all material respects, the sustainability performance in accordance with the reporting criteria. Please refer to section 14.4, Independent Auditor’s Assurance Report, of this report.

The main elements of the EcoVision program are:

•	Improving people’s lives

•	Green Product sales

•	Green Innovation, including Circular Economy

•	Green Operations

•	Health and Safety

•	Supplier Sustainability

Annual Report 2015      57

Group performance 5.3

In 2015, our fifth EcoVision program ended. In this Environmental performance section an overview is given of the most important environmental parameters of the program. Improving people’s lives, Health and Safety, and Supplier Sustainability are addressed in the Social performance section. Details of the EcoVision parameters can be found in the chapter 14, Sustainability statements, of this report. We plan to launch the next 5-year program in the second quarter of 2016.

5.3.1 Green Innovation

Green Innovation is the Research & Development spend related to the development of new generations of Green Products and Green Technologies. We announced in 2010 our plan to invest a cumulative EUR 2 billion in Green Innovation during the next 5 years. In 2014, Philips already achieved this EUR 2 billion target a year ahead of schedule. In 2015, we invested some EUR 495 million in Green Innovation, excluding Lumileds and Automotive. Lighting continued to be the largest contributor, mainly as a result of investments in LED. The impact of Lumileds and Automotive on Green Innovation is significant at EUR 93 million in 2015 and EUR 105 million in 2014.

Healthcare

Healthcare develops innovative solutions across the continuum of care in close collaboration with clinicians and customers, to improve patient outcomes, provide better value, and help secure access to high-quality care. Healthcare investments in Green Innovation in 2015 amounted to EUR 121 million, a EUR 31 million increase compared to 2014. All Philips Green Focal Areas are taken into account while we aim to reduce environmental impact over the total lifecycle. Energy efficiency is an area of focus, especially for our large imaging systems such as MRI. In 2015, we started to add an energy-efficient CryoCompressor to our MRI systems. Closing the materials loop is another area, where our focus on developing upgrading pathways has enabled extended product life and therefore reduced materials use and lower cost. Healthcare actively supports a voluntary industry initiative to improve the energy efficiency of medical imaging equipment. Moreover, we are actively partnering with multiple leading care providers to look together for innovative ways to reduce the environmental impact of healthcare, for example by maximizing energy-efficient use of medical equipment and optimizing lifecycle value.

Consumer Lifestyle

Continuous high R&D investments at Consumer Lifestyle are also reflected in Green Innovation spend, which amounted to EUR 99 million in 2015, comparable to EUR 97 million in 2014. The continued green investments resulted in high Green Product sales in all Business Groups. The sector continued its work on improving the energy efficiency of its products, closing the materials loop (e.g. by using recycled materials in products and packaging) and the voluntary phase-out of polyvinyl chloride (PVC), brominated flame retardants (BFR), Bisphenol A (BPA) and phthalates from, among others, food contact products. In particular, more than 80% of the shaving, grooming and oral healthcare products are completely PVC/BFR-free. Green investments during the course of 2015 in Personal Health Solutions are expected to result in the launch of the first Green Products in this product segment in early 2016.

Lighting

At Lighting, we strive to make the world healthier and more sustainable through energy-efficient lighting systems. With a 2015 investment of EUR 254 million in Green Innovation (excluding Lumileds and Automotive), Lighting invested a similar amount as in 2014. Increasing investments in digital lighting solutions and cloud computing have led to further improvements in the area of energy efficiency. In 2015, Los Angeles became the first city in the world to control its street lighting through an advanced Philips management system that uses mobile and cloud-based technologies. Beyond significant energy efficiency benefits, this new Philips CityTouch gives citizens safer lit streets and reports faults and reduces commissioning time to minutes. This system also supports the transition to a more circular economy as the wireless plug-and-play connector nodes protect a city’s existing investment by networking streetlights from any vendor.

Philips Group Innovation

Philips Group Innovation invested EUR 21 million in Green Innovations, spread over projects focused on global challenges related to water, air, energy, food, Circular Economy, and access to affordable healthcare. The Research organization within Group Innovation used the Sustainable Innovations Assessment tool, in which innovation projects are evaluated and scored along the environmental and social dimensions, in order to identify those projects that most strongly drive sustainable innovation. As of 2015, transfers of innovation projects include a Lives Improved calculation to assess what the project’s contribution will be to Philips’ vision to improve the lives of 3 billion people a year by 2025.

58      Annual Report 2015

Group performance 5.3.1

Philips Green Patent portfolio

At the end of 2015, Philips’ IP portfolio consisted of 6.7% green patent families. All families are labeled with at least one Green Focal Area. In 2015, 6% of our total new patent filings were flagged as green patent family. Energy efficiency is still the most frequently occurring Green Focal Area throughout the portfolio. As IP is an extension of Philips’ innovation efforts, the portfolio percentage related to green patents is multiplied by our annual patent portfolio costs to determine Philips’ yearly investment in Green IP.

While a product can be classified as green by incorporating an environmentally friendly technology, such technology cannot always be protected in a patent because of a lack of patentability over the state-of-the-art technology. Therefore, there is not necessarily a correlation between green patents and Green Technologies in Green Products.

Energy efficiency of products

Energy efficiency is a key Green Focal Area for our Green Products. According to our analysis, about 97% of the energy consumed during the use phase of our products is attributable to Lighting products. The remaining 3% is split over Consumer Lifestyle and Healthcare. Therefore, we focus on the energy efficiency of our Lighting products in the calculation. The annual energy consumption per product category is calculated by multiplying the power consumption of a product by the average annual operating hours and the annual pieces sold and then dividing the light output (lumens) by the energy consumed (watts). The average energy efficiency of our total product portfolio increased significantly in 2015 to 44.5 lumen per watt, or 10% compared to 2014. The exclusion of Lumileds and Automotive had a limited upward effect on the energy efficiency of the portfolio.

In 2015, LED sales advanced well, as demand for conventional lighting declined. Compared to 2009, the baseline year of our measurement, the average energy efficiency of our portfolio increased by 33%. We expect the energy efficiency to improve further in the coming years as the traditional incandescent lamp is banned in more countries. Our target for 2015 was a 50% improvement compared to the 2009 baseline. In this target setting, assumptions were made about the speed of the regulatory developments in this area, which fell short of expectations.

Further details on this parameter and the methodology can be found here:

Improving energy efficiency of Philips products.

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

Closing the materials loop

The amount of collection and recycling for 2014 (reported in 2015) was calculated at 28,500 tonnes, a 10% decrease compared to 31,500 tonnes reported in 2014, driven by lower weight of products and components in all sectors. Our target was to double global collection and recycling by 2015 compared to 2009, when the baseline was set around 22,500 tonnes, based on the data retrieved from the Waste Electrical and Electronic Equipment (WEEE) collection schemes and from our own recycling and refurbishment services (mainly Healthcare).

Recycled materials

We calculated the amount of recycled materials used in our products in 2015 at some 13,500 tonnes (2014: 13,000 tonnes) by focusing on the material streams plastics (Consumer Lifestyle), aluminum (Lighting), refurbished products, and spare parts harvesting (Healthcare) depending on their relevance in each sector.

Our target was to double the amount of recycled materials in our products by 2015 compared to 2009, when the baseline was set at 7,500 tonnes.

Further details on this parameter and the methodology can be found here: Closing the materials loop.

5.3.2 Green Product sales

Green Products offer a significant environmental improvement in one or more Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Recycling and disposal, and Lifetime reliability. Sales from Green Products, excluding the Lumileds and

Annual Report 2015      59

Group performance 5.3.2

Automotive business, increased to EUR 13.0 billion in 2015, or 54% of sales (52% in 2014), thereby reaching a record level for Philips.

The exclusion of Lumileds and Automotive had a 1% negative impact on the total Green Product sales percentage.

We aim to create products that have significantly less impact on the environment during their whole lifecycle through our EcoDesign process. Overall, the most significant improvements have been realized in our energy efficiency Green Focal Area, an important objective of our EcoVision program, although there was also growing attention for hazardous substances and recyclability in all sectors in 2015, the latter driven by our Circular Economy initiatives.

New Green Products from each sector include the following examples.

Healthcare

In 2015, Healthcare expanded the Green Product portfolio with 11 new products and redesigned various current Green Products with environmental improvements. These products improve patient outcomes, provide better value, and help secure access to high-quality care, while reducing environmental impact. Examples include a new packaging system for our PCMS medical supplies business, which has enabled a 90% reduction in air space in packaging and a 24% reduction in packaging material weight to support our customers in reducing their waste streams. Another example is our Home Monitoring business which operates by a performance-based service business model that enables 76% re-use of products and parts while maintaining the embedded labor and energy. The Efficia is a new Green Product in our value range of patient monitoring, which is an example of how we aim to support expanded access to care in under-resourced regions while lowering environmental impact as well. We started to add an energy-efficient CryoCompressor to our MRI systems, with energy savings in the various non-scanning modes of 30-40%. Both material (30%) and energy (20%) savings are achieved in our new Access CT system, a compact-designed CT for the value segment market. Sleep and Respiratory Care (SRC) launched the V680 ventilator which includes, besides better performance in uninterrupted invasive or noninvasive ventilation, a product and packaging material weight reduction of 60% and 75% respectively and a reduction in energy usage of 80%. Other new Green Products came from SRC (lightweight masks and sleep therapy devices), MCS group (lightweight battery chargers) and X-Ray systems for the Brazilian market without lead counter ballasts.

Consumer Lifestyle

Consumer Lifestyle focuses on Green Products which meet or exceed our minimum requirements in the areas of energy consumption, packaging, and substances of concern. The sales of Green Products in 2015 surpassed 58% of total sales. All our Green Products with rechargeable batteries (like toothbrushes, shavers, and grooming products) exceed the stringent California energy efficiency norm by at least 10%. We are making steady progress in developing PVC/BFR-free products. More than 65% of sales consist of PVC/BFR-free products, with the exception of the power cords, for which there are not yet economical viable alternatives available. In the remaining 35% of product sales, PVC/BFR has already been phased out to a significant extent, but the products are not yet completely free of these substances.

In 2015, more kitchen appliances, vacuum cleaners, coffee machines and irons were launched with parts made of recycled plastics. In total we have applied some 900 tons of recycled plastics in our products. An example is the new Perfect Care Eco Aqua Steam Generator, with more than 50% recycled plastics.

Lighting

Green Product sales within Philips Lighting increased to 72% in 2015. Connected lighting systems contributed to Green Product sales with solutions in more applications and market segments. In August 2015 the new installation of the connected Philips LED lighting system in the Allianz Arena made it Germany’s first and Europe’s largest stadium to feature a dynamic and colorful light display on its entire façade. This new energy-efficient lighting system also saves approximately 60% on electricity and 362 tons of CO2 per year. The maintenance and operating costs are also lower due to the cloud-based Philips ActiveSite platform. The LEDs have an average lifetime of 80,000 operating hours and the system is extremely robust, even under extreme weather conditions.

5.3.3 Green Operations

The Green Operations program focuses on the main contributors to climate change, recycling of waste, reduction of water consumption, and reduction of emissions of restricted and hazardous substances. Full details can be found in chapter 14, Sustainability statements, of this report.

60      Annual Report 2015

Group performance 5.3.3

Carbon footprint and energy efficiency

After achieving our EcoVision4 carbon emissions reduction target in 2012, we continued our energy efficiency improvement programs across different disciplines. This year we have achieved our 2015 emission reduction target that was set at a 40% decrease in CO2 reductions compared to our 2007 base year. Our carbon footprint decreased by 7% compared to 2014, resulting in a total of 1,417 kilotonnes CO2, a 41% decrease compared to 2007. This was mainly achieved by emissions reductions of 17% compared to 2014 in our manufacturing facilities, resulting from operational changes and decreased energy usage due to lower load at energy intensive Lighting factories. Additionally the energy intensity for our non-industrial operations decreased resulting in emission reductions of 16%. Business travel emissions showed a slight reduction of 1% compared to 2014. In order to further decrease our business travel emissions we will continue to promote video conferencing as an alternative to travel in 2016. These reductions were, however, offset by a 23% increase in emissions from air transport over the course of 2015, mainly at Healthcare to meet demand.

Our operational energy efficiency improved by 18%, from 1.29 terajoules per million euro sales in 2014 to 1.06 terajoules per million euro sales in 2015 as a result of energy efficiency programs in our industrial sites.

During 2015, the applied emission factors used to calculate our operational carbon footprint have been updated from the previously used DEFRA (UK Department for Environment, Food & Rural Affairs) 2007 and bespoke emission factors to the applicable DEFRA 2015 emission factors for each year respectively. This update affected all historical data and resulted in an overall average increase of our carbon emissions by 11% for all years. We implemented these new emission factors to ensure improved carbon disclosure. The emission factor update did not affect our performance against the base year.

From this year onward our scope 2 emissions reporting will include both the market based method as well as the location based method. Both methods are adopted according to the new Corporate Standard of the Greenhouse Gas (GHG) Protocol as further described in chapter 14, Sustainability statements, of this report. The market based method will serve as reference for calculating our total operational carbon footprint. As explained in chapter 14, the market based method includes reduction of our emissions resulting from purchasing renewable energy. In 2015, we procured 54% of our electricity from renewable sources. Approximately 60% of our renewable energy is standardly contracted via our energy providers. The remaining 40% was mainly sourced in the United States through procurement of renewable energy certificates.

The impact of the exclusion of Lumileds and Automotive is displayed as discontinued operations in the next graph; the size of which varies over the years, but averages around 10% over the past 5 years. Emissions from discontinued operations in our industrial activities have been identified exactly. Emissions from our non-industrial facilities and business travel have been estimated based on FTE data. For our logistics emissions the part of discontinued operations has been estimated using revenue share as a proxy where applicable.

Philips Group

Operational carbon footprint by Greenhouse Gas Protocol scopes in kilotonnes CO2-equivalent

2011 - 2015

	2011	2012	2013	2014	2015

Scope 1	381	355	361	320	261
Scope 2 (market based)	365	335	313	277	236
Scope 3	1,146	950	1,004	924	920

Philips Group	1,892	1,640	1,678	1,521	1,417
Scope 2 (location based)	579	584	583	546	496

Water

Total water intake in 2015 was 2.7 million m3, about 12% lower than in 2014. This decrease was mainly due to lower production volumes at multiple Lighting sites where water is used for cooling purposes, operational changes and water-saving actions at various sites.

Lighting represents around 64% of total water usage. In this sector, water is used in manufacturing as well as for domestic purposes. The other sectors use water mainly for domestic purposes. The exclusion of Lumileds and

Annual Report 2015      61

Group performance 5.3.3

Automotive has a significant downward impact on the water consumption of Philips. In 2015, Lumileds and Automotive accounted for 1.7 million m3 of water.

Philips Group

Water intake in thousands of m3

2011 - 2015

	2011	2012	2013	2014	2015

Healthcare	308	421	454	514	439
Consumer Lifestyle	338	303	586	537	537
Lighting	2,249	2,413	2,249	2,052	1,751
Innovation, Group & Services	—	—	—	—	—

Continuing operations	2,895	3,137	3,289	3,103	2,727
Discontinued operations	1,433	1,720	1,755	1,700	1,684

Philips Group	4,328	4,857	5,044	4,803	4,411

In 2015, 72% of water was purchased and 28% was extracted from groundwater wells.

Waste

In 2015, total waste decreased by some 9% compared to 2014 to 68.5 kilotonnes, mainly due to operational changes, lower production volumes and less packing waste at Lighting sites. Lighting contributed 66% of total waste, Consumer Lifestyle 17% and Healthcare 17%. The exclusion of Lumileds and Automotive had a 9% downward impact on total waste.

Philips Group

Total waste in kilotonnes

2011 - 2015

	2011	2012	2013	2014	2015

Healthcare	9.3	10.4	9.6	9.8	11.6
Consumer Lifestyle	19.6	12.7	11.4	11.3	11.6
Lighting	58.1	57.5	54.9	53.9	45.3
Innovation, Group & Services	—	—	—	—	—

Continuing operations	87.0	80.6	75.9	75.0	68.5
Discontinued operations	7.0	7.0	16.1	5.4	6.4

Philips Group	94.0	87.6	92.0	80.4	74.9

Total waste consists of waste that is delivered for landfill, incineration or recycling. Materials delivered for recycling via an external contractor comprised 57 kilotonnes, which equals 83% of total waste, an improvement compared to 80% in 2014, as our manufacturing sites continued their recycling programs.

Of the 17% remaining waste, 72% comprised non-hazardous waste and 28% hazardous waste; 8.2 kilotonnes of waste was sent to landfill.

Emissions

Emissions of restricted substances totaled 26 kilos in 2015, mainly caused by one site in China reporting a thinner containing benzene. For the third year in a row, mercury emissions at Lighting were as low as reasonably achievable, according to our assessment. The level of emissions of hazardous substances decreased from 28,310 kilos to 25,101 kilos (-11%), driven by a reduction in xylene emissions at Consumer Lifestyle, due to lower production of products where these specific lacquers and thinners are used as well as a decrease in styrene emissions at two Lighting sites. Lighting and Consumer Lifestyle have reduction programs for restricted and hazardous substances.

Philips Group

Ratios relating to carbon emissions and energy use

2011 - 2015

	2011	2012	2013	2014	2015

Operational CO2 emissions in kilotonnes CO2-equivalent	1,892	1,640	1,678	1,521	1,417
Operational CO2 efficiency in tonnes CO2-equivalent per million EUR sales	95	74	76	71	58
Operational energy use in terajoules	31,682	28,886	29,586	27,579	25,614
Operational energy efficiency in terajoules per million EUR sales	1.59	1.30	1.35	1.29	1.06

Philips Group

Restricted and hazardous substances in kilos

2011 - 2015

	2011	2012		2013		2014		2015

Restricted substances	111	67	1)	37	1)	29	1)	26
Hazardous substances	63,604	67,530		35,118		28,310		25,101

1)	Numbers have been restated

For more details on restricted and hazardous substances, please refer to sub-section 14.3.3, Green Operations, of this report.

5.4 Proposed distribution to shareholders

Pursuant to article 34 of the articles of association of Royal Philips, a dividend will first be declared on preference shares out of net income. The remainder of the net income, after reservations made with the

62      Annual Report 2015

Group performance 5.4

approval of the Supervisory Board, shall be available for distribution to holders of common shares subject to shareholder approval after year-end. As of December 31, 2015, the issued share capital consists only of common shares; no preference shares have been issued. Article 33 of the articles of association of Royal Philips gives the Board of Management the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board.

A proposal will be submitted to the upcoming Annual General Meeting of Shareholders to declare a dividend of EUR 0.80 per common share (up to EUR 740 million), in cash or in shares at the option of the shareholder, against the net income for 2015 and retained earnings.

Shareholders will be given the opportunity to make their choice between cash and shares between May 18, 2016 and June 10, 2016. If no choice is made during this election period the dividend will be paid in shares. On June 10, 2016 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume weighted average price of all traded common shares Koninklijke Philips N.V. at Euronext Amsterdam on June 8, 9 and 10, 2016. The Company will calculate the number of share dividend rights entitled to one new common share (the ‘ratio’), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. On June 14, 2016 the ratio and the number of shares to be issued will be announced. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 15, 2016. The distribution of dividend in cash to holders of New York Registry shares will be made in USD at the USD/EUR rate fixed by the European Central Bank on June 13, 2016.

Dividend in cash is in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the dividend in cash paid to the shareholders. Dividend in shares paid out of net income and retained earnings is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share).

In 2015, a dividend of EUR 0.80 per common share was paid in cash or shares, at the option of the shareholder. For 59.2% of the shares, the shareholders elected for a share dividend resulting in the issue of 17,671,990 new common shares, leading to a 1.9% dilution. EUR 298 million was paid in cash. For additional information, see chapter 17, Investor Relations, of this report.

The balance sheet presented in this report, as part of the Company financial statements for the period ended December 31, 2015, is before appropriation of the result for the financial year 2015.

5.5 Outlook

For 2016, we continue to expect modest comparable sales growth and we will build on our 2015 operational performance improvement. Taking into account ongoing macro-economic headwinds and the phasing of costs and sales, we expect improvements in the year to be back-end loaded.

Annual Report 2015      63

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

Multi-element sales transactions

From time to time the Company is engaged in complex sales transactions relating to multi-element deliveries (for example a single sales transaction that combines the delivery of goods and rendering of services). The process of revenue recognition of such multi-element sales transactions involves the identification of the different sales components, the allocation of revenue to these different components and the timing of revenue recognition per component. Each of these process steps can be complex and requires judgment. In order to identify different components in a single sales contract, the Company verifies if a component has a stand-alone value to the customer and whether the fair value of the component can be measured reliably. Allocation of revenue to the different components is performed based on either a relative fair value approach or by means of a residual or fair value method, depending on which method is deemed most appropriate to the transaction. Eventually, revenue for each component is recognized when meeting the revenue recognition criteria in accordance with IAS 18 or IAS 11.

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

64      Annual Report 2015

Group performance 5.6

must make significant judgments and estimates to determine whether the recoverable amount is lower than the carrying value. Changes in assumptions and estimates included within the impairment reviews and tests could result in significantly different results than those recorded in the consolidated financial statements.

Goodwill is allocated to the cash generating units. The basis of the recoverable amount used in the annual impairment test (performed in Q2) and trigger-based impairment tests is generally the value in use. Key assumptions used in the impairment tests were sales growth rates, income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts that cover an initial period from 2015 to 2019 that matches the period used for our strategic review. Projections were extrapolated with stable or declining growth rates for a period of five years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long term average growth rate.

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

Determining whether a non-current asset will be primarily recovered through sale rather than through continuing use requires judgment. The Company assesses whether such asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups, and its sale is assessed to be highly probably. Furthermore, in order to determine if that component qualifies as a discontinued operations, judgment is required when the Company assesses whether a component of an entity represents a major line of business or geographical area compared to the whole of the Company and whether the sale is a part of a single coordinated plan.

New Accounting Standards

For a description of the new pronouncements, please refer to the information under the heading “IFRS accounting standard adopted as from 2015” in note 1, Significant accounting policies.

Off-balance sheet arrangements

Please refer to the information under the heading “Guarantees” in sub-section 5.1.23, Cash obligations, of this report and in note 26, Contingent assets and liabilities.

Annual Report 2015      65

Sector performance 6

6 Sector performance

Our structure in 2015

Koninklijke Philips N.V. (Royal Philips or the ‘Company’) is the parent company of the Philips Group (‘Philips’ or the ‘Group’). The Company is managed by the members of the Board of Management and Executive Committee under the supervision of the Supervisory Board. The Executive Committee operates under the chairmanship of the Chief Executive Officer and shares responsibility for the deployment of Philips’ strategy and policies, and the achievement of its objectives and results.

In 2015, Philips’ activities in the field of health and well-being were organized on a sector basis, with each operating sector – Healthcare, Consumer Lifestyle and Lighting – being responsible for the management of its businesses worldwide.

The Innovation, Group & Services sector includes the activities of Group Innovation and Group and regional management organizations. Additionally, the global shared business services for procurement, finance, human resources, IT and real estate are reported in this sector, as well as certain pension costs.

At the end of 2015, Philips had 95 production sites in 25 countries, sales and service outlets in approximately 100 countries, and 112,959 employees.

2016 and beyond

In September 2014, Philips announced its plan to sharpen its strategic focus by establishing two stand-alone companies focused on the HealthTech and Lighting opportunities respectively. We have established a stand-alone structure for Philips Lighting within the Philips Group, effective February 1, 2016. We expect to be able to announce the separation of the Lighting business in the first half of 2016, subject to market conditions and other relevant circumstances. Accordingly, Innovation, Group & Services will be split and allocated to Philips and Philips Lighting.

In light of its focus on health technology, Philips has eliminated the Healthcare and Consumer Lifestyle sector layers in order to drive the convergence of consumer health and professional healthcare as well as to reduce overhead costs. We plan to change the reporting of Philips’ health technology activities to three segments (Personal Health, Diagnosis & Treatment, Connected Care & Health Informatics) with effect from Q1 2016.

Further updates will be provided in the course of 2016.

66      Annual Report 2015

Sector performance 6.1

6.1 Healthcare

“By leveraging our world-class innovation capability, deep clinical and consumer insights, long-standing customer relationships with healthcare providers, and our integrated solutions portfolio, we provide greater value while helping lower the cost of care across the health continuum.” Frans van Houten, CEO Royal Philips

•

We are gaining momentum in delivering large-scale end-to-end healthcare solutions globally with clients like Westchester Medical Center (USA), Mackenzie Health (Canada) and the Kenyan Ministry of Health.

•

Our Accelerate! program continues to drive improvements in healthcare, resulting in enhanced customer centricity and service levels, faster time-to-market for our innovations, strengthened quality and compliance systems, and better cost productivity. We increased our investments in, among others, healthcare informatics, personal health solutions and our quality systems. We also strengthened our ability to offer integrated solutions in the growing image-guided therapy market through the acquisition of Volcano.

•

We continue to expand the capabilities of Philips’ HealthSuite digital platform, which enables connected health propositions to improve the delivery of care at lower cost, which allow us to build recurring revenue streams.

6.1.1 Healthcare landscape

Healthcare systems around the world are under increasing economic pressure. More people are living longer, and more are living with chronic conditions –driving healthcare spending to unsustainable levels. Shortages of healthcare professionals are also adding to the relentless challenge of delivering better care at lower cost to growing patient populations.

Fundamental transformative changes are already taking place in the healthcare industry to enable the provision of affordable, quality care to those who need it. A shift is under way towards value-based healthcare, which places greater emphasis on results, driving the reduction of waste and inefficiency, increasing access and improving outcomes, while at the same time reducing costs.

Consumers are becoming increasingly engaged in managing their own health, with greater attention being focused on the benefits of healthy living and home care. Mobile and digital technologies are significant enablers of this trend, leading to new care delivery models –

Annual Report 2015      67

Sector performance 6.1.1

founded upon integrated care, real-time analytics and value-added solutions and services – that give patients greater control over and responsibility for their health.

6.1.2 About Healthcare in 2015

At Philips, we deliver innovative, integral technology solutions designed to create value by improving the quality and delivery of care while lowering cost. Our broad and deep clinical expertise and technology leadership across the health continuum and commitment to customer collaboration are core to our business and truly differentiate us.

Philips is one of the world’s leading healthcare companies (based on sales) along with General Electric and Siemens. The competitive landscape in the healthcare industry is evolving with the emergence of a considerable number of new market players. The United States, our largest market, represented 43% of Healthcare’s global sales in 2015, followed by China, Japan and Germany. Growth geographies accounted for 25% of Healthcare sales. In 2015, Philips Healthcare had approximately 40,000 employees worldwide.

In 2015, our Healthcare business (which was organized in six business groups) reported on four segments:

•

Imaging (comprising the business groups Diagnostic Imaging, Image-Guided Therapy, Ultrasound): Diagnostic imaging solutions, including computed tomography (CT), magnetic resonance imaging (MRI), advanced molecular imaging (AMI) and diagnostic X-ray, which includes digital X-ray and mammography; integrated clinical solutions, which include radiation oncology planning, disease specific oncology solutions and X-Ray dose management; image-guided therapy solutions including interventional X-ray systems, encompassing cardiology, radiology and surgery, and interventional imaging and therapy devices that include Intravascular Ultrasound (IVUS), Fractional Flow Reserve (FFR) and atherectomy; and ultrasound, a modality with diverse customers and broad clinical presence.

•

Patient Care & Monitoring Solutions: Enterprise-wide patient monitoring solutions, from value solutions to sophisticated connected solutions, for real-time clinical information at the patient’s bedside; patient analytics, patient monitoring and clinical decision support systems; therapeutic care, including cardiac resuscitation, emergency care solutions, invasive and non-invasive ventilators for acute and sub-acute hospital environments, and respiratory monitoring devices; consumables across the patient monitoring and therapeutic care businesses; and customer service, including clinical, IT, technical, and remote customer propositions.

•

Customer Services: Product and solution services and support, including clinical support and performance services; education and value-added services; installation; remote proactive monitoring; and customer service agreements.

•

Healthcare Informatics, Solutions & Services: Advanced Healthcare IT, clinical and imaging informatics for radiology and cardiology departments, Picture Archiving and Communication systems (PACS) and fully integrated Electronic Medical Record (EMR) systems; technology-enabled services including telehealth, remote patient monitoring, care coordination to make aging and chronic condition experiences better; a professional services business (Healthcare Transformation Services) spanning consulting, education, clinical and business performance improvement, program management, system integration services. All solutions and software businesses will be supported by the Philips HealthSuite digital platform to enable interoperability, Big Data analytics, optimized workflows and care pathways, rapid application development, enhanced patient centricity and engagement.

Sales at Philips’ health systems businesses are generally higher in the second half of the year, largely due to the timing of new product availability and customer spending patterns.

Commitment to quality

The implementation of the Philips Business System is embedding a fundamental commitment to quality across all our processes, products, systems and services. This commitment is of vital importance in the extensively regulated health equipment and system business. We are committed to compliance with regulatory product approval and quality system requirements in every market we serve, by addressing specific terms and conditions of local and national regulatory authorities including the US FDA, the CFDA in China and comparable agencies in other countries. Obtaining regulatory approval is costly and time-consuming, but a prerequisite for market introduction.

Further progress was made in 2015 in the remediation of the quality management systems at our Healthcare facility in Cleveland, Ohio, with the ramp-up of production and shipments continuing through the year.

68      Annual Report 2015

Sector performance 6.1.2

With regard to sourcing, please refer to sub-section 14.2.8, Supplier indicators, of this report.

Annual Report 2015      69

Sector performance 6.1.3

6.1.3 2015 business highlights

Leveraging our portfolio, insights and capabilities across the health continuum, Philips Healthcare continued to create value for healthcare providers and consumers around the world in 2015, with a strong focus on collaborative innovation, including large-scale partnerships, co-created solutions, and strategic alliances.

We strengthened our leadership position in the fast-growing image-guided therapy market by completing the acquisition of Volcano Corporation, a global leader in catheter-based imaging and measurement solutions for cardiovascular applications. Volcano’s complementary portfolio and expertise will create opportunities to accelerate revenue growth for our image-guided therapy business.

Philips and Westchester Medical Center entered into a multi-year, USD 500 million managed services partnership to transform and improve healthcare for 3 million patients. The agreement includes consulting services, medical technologies and clinical informatics solutions, and aims to improve all care areas, including radiology, cardiology, neurology, oncology and pediatrics.

We introduced our Lumify app-based ultrasound solution in the US. Combining a dedicated Philips ultrasound transducer, a compatible smart device and app, and secure cloud-enabled services, Lumify has been designed to enable faster diagnosis, improve patient satisfaction and reduce costs, while generating recurring revenues.

With more than 800,000 patient monitors installed and 275 million patients tracked every year, we are leveraging our installed base for expansion of our services and efficient roll-out of our innovations. For example, CareEvent, an enterprise event management solution, which includes a mobile application to send informative alerts directly to a caregiver’s smartphone for informed decision making and timely interventions when required.

Philips acquired Blue Jay Consulting, a leading provider of consulting services to hospital emergency departments in the US. Blue Jay’s offering complements Philips’ enterprise-wide consulting services to help improve clinical care and operational effectiveness across the health continuum.

We expanded the capabilities of our HealthSuite digital platform, a secure cloud infrastructure for health data and devices, and strengthened the associated ecosystem through our collaborations with Amazon Web Services, Radboud University Medical Center and Salesforce.

In 2015, we entered the fifth year of our Accelerate! journey, which continued to drive improvements in operational performance, as we focused on strengthening our innovation pipeline while making progress on cost savings.

6.1.4 2015 financial performance

Philips Healthcare
Key data in millions of EUR unless otherwise stated
2013 - 2015

	2013	2014	2015

Sales	9,575	9,186	10,912
Sales growth
% increase (decrease), nominal	(4)%	(4)%	19%
% increase (decrease), comparable1)	1%	(2)%	4%
Adjusted IFO 1)	1,512	616	1,024
as a % of sales	15.8%	6.7%	9.4%
IFO	1,315	456	819
as a % of sales	13.7%	5.0%	7.5%
Net operating capital (NOC)1)	7,437	7,565	9,212
Cash flows before financing activities1)	1,292	910	81
Employees (in FTEs)	37,008	37,065	40,099

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

In 2015, sales amounted to EUR 10,912 million, 19% higher than in 2014 on a nominal basis. Excluding a 12% positive currency effect and a 3% positive effect from portfolio changes, mainly related to Volcano, comparable sales increased by 4%. Healthcare Informatics, Solutions & Services achieved mid-single-digit growth, Imaging Systems posted high-single-digit growth, Customer Services reported low-single-digit growth, while Patient Care & Monitoring Solutions was in line with 2014. Green Product sales amounted to EUR 4,580 million, or 42% of sector sales.

From a geographical perspective, comparable sales in growth geographies showed high-single-digit growth, and mature geographies recorded low-single-digit growth.

Adjusted IFO amounted to EUR 1,024 million, or 9.4% of sales, compared to EUR 616 million, or 6.7% of sales, in 2014. Adjusted IFO in 2015 included restructuring and acquisition-related charges of EUR 168 million, which included the Volcano acquisition, compared to EUR 70 million in 2014. 2015 Adjusted IFO also included charges of EUR 28 million related to the currency revaluation of the provision for the Masimo litigation, EUR 8 million related to the devaluation of the Argentine peso, and a EUR 31 million legal provision.

Adjusted IFO in 2014 included charges of EUR 366 million related to the provision for the Masimo litigation, charges of EUR 49 million of mainly inventory write-downs related to Cleveland and a EUR 16 million past-service pension cost gain.

IFO amounted to EUR 819 million, or 7.5% of sales, and included EUR 205 million of charges related to acquired intangible assets.

Net operating capital increased by EUR 1,647 million to EUR 9,212 million, mainly driven by the Volcano acquisition and currency impacts.

70      Annual Report 2015

Sector performance 6.1.4

Cash flows before financing activities decreased from EUR 910 million in 2014 to EUR 81 million in 2015, largely due to higher cash outflows for investments at Imaging Systems.

2014 financial performance

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

Annual Report 2015      71

Sector performance 6.1.5

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

6.1.5 Delivering on EcoVision sustainability commitments

A growing and aging population, the rise of chronic and lifestyle-related diseases and global resource constraints pose a number of challenges, including pollution and stressed healthcare systems. Philips continues to improve lives around the globe by developing solutions that help secure access to care, while at the same time respecting the boundaries of natural resources.

In 2015, Green Product sales in Healthcare amounted to EUR 4,580 million and we introduced 11 new Green Products to support energy efficiency, materials reduction and other sustainability goals. We also actively collaborate with care providers around the globe to look for ways to minimize the environmental impact of healthcare, for example by reducing the energy use of medical equipment. Supporting the transition to a circular economy, we have continued to focus on expanding the Diamond Select refurbishment program and also the SmartPath upgrading program.

Philips was presented with the ‘Champion for Change’ Award by Practice Greenhealth for the second consecutive year. This award honors businesses that go beyond taking steps to improve their own green practices, but also help their clients and associates to expand their sustainable practices.

6.1.6 2016 and beyond

In September 2014, Philips announced its plan to sharpen its strategic focus by establishing two stand-alone companies focused on the HealthTech and Lighting opportunities respectively. Philips has transferred its Lighting business into a stand-alone structure effective February 1, 2016 and has moved from a holding company model to an operating company model.

In light of its focus on health technology, Philips has eliminated the Healthcare and Consumer Lifestyle sector layers in order to drive the convergence of consumer health and professional healthcare as well as to reduce overhead costs. We plan to change the reporting of Philips’ health technology activities to three segments (Personal Health, Diagnosis & Treatment, Connected Care & Health Informatics) with effect from Q1 2016. For more details on the new segment reporting in 2016 and onwards, please refer to the introduction of Sector performance.

Further updates will be provided in the course of 2016.

72      Annual Report 2015

Sector performance 6.2

6.2 Consumer Lifestyle

“Across the world people are increasingly engaged in their personal health and are looking for solutions to stay healthy and prevent illness. We are leveraging our deep consumer expertise and extensive healthcare know-how to drive the consumerization of health. We’re supporting people to live a healthy life in a healthy home environment; enabling them to proactively manage their own health.” Pieter Nota, CEO Philips Consumer Lifestyle

•	We are executing our strategy, with locally relevant innovation delivering strong growth and driving profitability.

•

Future growth drivers are clearly set: grow the core businesses through local and global innovation platforms, and geographical expansion of proven propositions; further expand in the domain of personal health by exploring new business adjacencies and new business areas; leverage connectivity as a further growth driver.

•	In 2015, Consumer Lifestyle made further strong progress to reposition towards healthy living and prevention across the health continuum in more attractive markets, with better margins.

•	Our multi-year Accelerate! program has transformed the sector into a market-driven organization, by changing our operating model and instilling a strong performance culture and end-to-end approach.

6.2.1 Consumer landscape

Across the world, consumers are looking for solutions that help them to be healthy, live well and enjoy life. They are increasingly tracking their personal health through a combination of hardware and software devices and services, which they expect will deliver insights that are real-time, highly personal and direct them towards better health.

In a connected, digital world, consumers are looking for smart, personalized solutions. Purchase decisions are increasingly made or influenced online. In 2015, economic headwinds, especially in growth markets, created pressure on consumer spending. However, living a healthy life remained a high priority for consumers.

Annual Report 2015      73

Sector performance 6.2.2

6.2.2 About Consumer Lifestyle in 2015

Through our various businesses, we aim to make a difference to people’s lives by enabling them to make healthy choices every day based on locally relevant innovation. In recent years we have been responding to the need and desire of consumers to take charge of their personal health journey. We service our customers across the health continuum, delivering innovation in healthy living and disease prevention. In doing so, we target more attractive markets with better margins.

We are focused on value creation through category leadership and operational excellence, driving global leadership positions. We are increasing the quality and local relevance of product innovation, the speed with which we innovate, and expanding our distribution to capture increasing spending power in growth geographies.

Through 2015, Consumer Lifestyle has been built around businesses and markets, enabling us to direct investments to where the growth is, addressing locally relevant consumer needs. We create global platforms that can be adapted for local relevance.

Our end-to-end approach is accelerating specialist capability development in mature markets, to enable effective partnerships with customers and consumers, and in growth geographies, to enable development of go-to-market strategies.

In 2015, the Consumer Lifestyle sector consisted of the following areas of business:

•	Health & Wellness: mother and child care, oral healthcare, pain management

•	Personal Care: male grooming, beauty

•	Domestic Appliances: kitchen appliances, coffee, air purification, garment care, floor care

Through our personal health businesses, we offer a broad range of products from high to low price/value quartiles, necessitating a diverse distribution model. We continue to expand our portfolio and increase its accessibility, particularly in lower-tier cities in growth geographies. We are well positioned to increasingly capture growth in online sales and are building our digital and e-commerce capabilities across the company. We are adapting our web functionality to offer consumers a better user experience via smaller screens, driving improvements from conversion to sales.

We are leveraging connectivity to engage consumers in new and impactful ways through social media and digital innovation. For example, in 2015 we launched Philips Avent uGrow, a new digital parenting platform which supports the healthy development of babies, and also the latest Philips Sonicare for Kids Connected toothbrush.

Under normal economic conditions, Philips’ personal health businesses experience seasonality, with higher sales in the fourth quarter.

In 2015, Consumer Lifestyle employed approximately 16,000 people worldwide. The global sales and service organization covered more than 50 developed and growth geographies. In addition, we operated manufacturing and business creation organizations in Argentina, Austria, Brazil, China, India, Indonesia, Italy, the Netherlands, Romania, the UK and the US.

Commitment to quality

The implementation of the Philips Business System is embedding a fundamental commitment to quality across all our processes, products, systems and services. Philips’ personal health businesses are subject to regulatory requirements in the markets where it operates. This includes the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), Energy-use of Products (EuP) requirements and Product Safety Regulations. We have a growing portfolio of medically regulated products in our Health & Wellness and Personal Care businesses. For these products we are subject to the applicable requirements of the US FDA, the European Medical Device Directive, the CFDA in China and comparable regulations in other countries. Through our growing beauty, oral healthcare and mother and child care product portfolio the range of applicable regulations has been extended to include requirements relating to cosmetics and, on a very small scale, pharmaceuticals.

With regard to sourcing, please refer to sub-section 14.2.8, Supplier indicators, of this report.

6.2.3 2015 business highlights

•

The success of established propositions like the Philips Sonicare DiamondClean and the Philips Sonicare AirFloss Ultra, along with new innovations like Philips Sonicare for Kids Connected, drove continued growth across the world, in particular in China, Japan, Germany and North America.

•	Continuing the geographical expansion of Philips product innovations, we reached the milestone of 5 million Philips Airfryers sold. Philips is the market leader in the world’s low-fat fryer market.

•	Delivering on its male grooming growth strategy to drive loyalty and create more value among existing users, Philips launched the Philips Smart Shaver Series 7000.

74      Annual Report 2015

Sector performance 6.2.3

•	The new Philips Smart Air Purifier 8000i series is a high-performing air purifier that helps to quickly improve indoor air quality – even in larger rooms.

•

At Kind + Jugend, the leading international baby and toddler trade fair in Germany, Philips reinforced its industry leadership, showcasing the Philips Avent uGrow Platform, a new digital parenting platform which supports the healthy development of babies.

•

Empowering consumers to take greater control of their health, Philips personal health programs were announced at IFA Berlin, one of the world’s leading trade shows for home appliances. Built upon the Philips HealthSuite digital platform, each program compromises connected health measurement devices, an app-based personalized program with coaching, and secure, cloud-based data analysis.

6.2.4 2015 financial performance

Philips Consumer Lifestyle

Key data in millions of EUR unless otherwise stated

2013 - 2015

	2013	2014	2015

Sales	4,605	4,731	5,347
Sales growth
% increase, nominal	7%	3%	13%
% increase, comparable1)	10%	6%	6%
Adjusted IFO1)	483	573	673
as a % of sales	10.5%	12.1%	12.6%
IFO	429	520	621
as a % of sales	9.3%	11.0%	11.6%
Net operating capital (NOC)1)	1,261	1,353	1,453
Cash flows before financing activities1)	480	553	589
Employees (in FTEs)	17,255	16,639	16,254

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

Sales amounted to EUR 5,347 million, a nominal increase of 13% compared to 2014. Excluding a 7% positive currency impact, comparable sales were 6% higher year-on-year. Health & Wellness achieved double-digit growth, Personal Care reported high-single-digit growth, while Domestic Appliances was in line with 2014. Green Product sales amounted to EUR 3,091 million, or 58% of total sector sales.

From a geographical perspective, growth geographies achieved high-single-digit growth and mature geographies registered low-single-digit growth. In growth geographies, the increase was mainly driven by Central & Eastern Europe, Asia Pacific and India, primarily in the Health & Wellness and Personal Care businesses. Growth geographies’ share of sector sales was 48%, compared to 47% in 2014.

Adjusted IFO increased from EUR 573 million, or 12.1% of sales, in 2014 to EUR 673 million, or 12.6% of sales, in 2015. Restructuring and acquisition-related charges amounted to EUR 36 million in 2015, compared to EUR 9 million in 2014. Adjusted IFO in 2015 also included charges related to the devaluation of the Argentine peso of EUR 13 million. Adjusted IFO in 2014 also included a EUR 11 million past-service pension cost gain. The year-on-year Adjusted IFO increase was mainly driven by improved earnings at Health & Wellness and Personal Care.

IFO amounted to EUR 621 million, or 11.6% of sales, which included EUR 52 million of amortization charges, mainly related to acquired intangible assets at Health & Wellness and Domestic Appliances.

Net operating capital increased from EUR 1,353 million in 2014 to EUR 1,453 million in 2015, due to higher working capital, partly offset by a reduction in intangible fixed assets.

Cash flows before financing activities increased from EUR 553 million in 2014 to EUR 589 million in 2015, mainly due to higher earnings.

Annual Report 2015      75

Sector performance 6.2.4

2014 financial performance

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

Adjusted IFO increased from EUR 483 million, or 10.5% of sales, in 2013 to EUR 573 million, or 12.1% of sales, in 2014. Restructuring and acquisition-related charges amounted to EUR 9 million in 2014, compared to EUR 14 million in 2013. Adjusted IFO also included a post-service pension cost gain of 11 million in 2014, comparted to EUR 1 million in 2013. The year-on-year Adjusted IFO increase was driven by improved earnings in all businesses and more than offset currency headwinds.

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

6.2.5 Delivering on EcoVision sustainability commitments

Sustainability continued to play an important role at Consumer Lifestyle in 2015, with the main focus on optimizing the sustainability performance of our products and operations. Green Products, which meet or exceed our minimum requirements in the area of energy consumption, packaging and/or substances of concern, accounted for 58% of total sales in 2015. All Green Products with rechargeable batteries exceed the stringent California energy efficiency standard by at least 10%. And over 65% of total sales are PVC- and/or BFR-free products (excluding power cords). In 2015, we continued to increase the use of recycled materials in our products. Over 900 tons of recycled plastics were used in kitchen appliances, vacuum cleaners, irons and coffee machines, compared to 625 tons in 2014.

As concrete examples of our commitment to sustainability we launched the new Perfect Care Eco Aqua Steam Generator, of which the plastic parts consist of 50% recycled material, and the Performer Expert vacuum cleaner, which is free of PVC/BFR, has an A-class energy label and contains 50% recycled plastics.

In our operations we continue to use most of our electricity from renewable sources, with the ultimate aim of having CO2-neutral production sites by 2020. In 2015, 65% of the electricity used in manufacturing sites came from renewable sources and 82% of the industrial waste was recycled.

6.2.6 2016 and beyond

In September 2014, Philips announced its plan to sharpen its strategic focus by establishing two stand-alone companies focused on the HealthTech and Lighting opportunities respectively. Philips has transferred its Lighting business into a stand-alone structure effective February 1, 2016 and has moved from a holding company model to an operating company model.

In light of its focus on health technology, Philips has eliminated the Healthcare and Consumer Lifestyle sector layers in order to drive the convergence of consumer health and professional healthcare as well as to reduce overhead costs. We plan to change the reporting of Philips’ health technology activities to three segments (Personal Health, Diagnosis & Treatment, Connected Care & Health Informatics) with effect from Q1 2016. For more details on the new segment reporting in 2016 and onwards, please refer to the introduction of Sector performance.

Further updates will be provided in the course of 2016.

76      Annual Report 2015

Sector performance 6.3

6.3 Lighting

“We are successfully leading the industry transformation from conventional lighting to innovative LED and connected lighting systems that unlock new value and experiences for our customers and partners. Embedding lighting into the Internet of Things, we will capture growth opportunities and adjacent value from new services-based business models. Our leadership positions, innovations and strong brand present a catalyst for value creation, growth and a solid foundation on which to become a stand-alone lighting company.” Eric Rondolat, CEO Philips Lighting

•	The lighting industry is undergoing a radical transformation.

•	The lighting market is being driven by the transition to LED and connected lighting applications.

•

Recognizing that the growth and profit pool will shift to digitally connected lighting products, systems and services, our goal is to become a lighting solutions company capturing superior growth and profitability.

•	We continue on our Accelerate! journey to achieve operational excellence across our businesses.

•	The separation process is fully under way and is expected to be completed in the first half of 2016.

6.3.1 Lighting landscape

We are witnessing a number of trends and transitions that are affecting the lighting industry and changing the way people use and experience light.

We serve a large and attractive market that is driven by the need for more light, the need for energy-efficient lighting, and the need for digital and connected lighting. The world’s population is forecast to grow from 7 billion today to over 9 billion by 2050. At the same time, we are witnessing rapid urbanization, with over 70% of the world’s population expected to live in urban areas by 2050. These trends will increase demand for light. In addition, in the face of resource constraints and climate change, the world needs that light to be energy-

Annual Report 2015      77

Sector performance 6.3.1

efficient. At the same time, the lighting industry is moving from conventional to LED lighting, which is changing the way people use, experience and interact with light. Digital technologies enable connectivity and seamless integration in software architectures, systems and services. Connected lighting allows light points to be used as information pathways opening up new functionalities and services based on the transmission and analysis of data.

The lighting market is expected to grow by 2-4% per annum between 2015 and 2019 (source: BCG). The majority of this growth will be driven by LED-based solutions and applications – heading towards a 60-65% share by 2018.

6.3.2 About Lighting in 2015

Philips Lighting is a global market leader with recognized expertise in the development, manufacture and application of innovative, energy-efficient lighting products, systems and services that improve people’s lives. We have pioneered many of the key breakthroughs in lighting over the past 125 years, laying the basis for our current strength and leading position in the digital transformation.

We have a firm strategy which is based upon six priorities:

•	Optimize value from conventional products to support growth

•	Innovate in LED products commercially and technologically to outgrow the market

•	Lead the shift to systems, building the largest connected installed base

•	Capture adjacent value through new services business models

•	Be our customers’ best business partner locally, leveraging our global scale

•	Use our Accelerate! program to improve our operational excellence

We aim to further invest to support our leadership in LED and connected lighting systems and services while at the same time capitalizing on our broad portfolio, distribution and brand in conventional lighting by flexibly anticipating and managing the phase-out and declining sales of conventional products.

We address people’s lighting needs across a full range of market segments. Indoors, we offer lighting products, systems and services for homes, shops, offices, schools, hotels, factories and hospitals. Outdoors, we offer products, systems and services for roads, streets, public spaces, residential areas and sports arenas, as well as solar-powered LED off-grid lighting. In addition, we address the desire for light-inspired experiences through architectural projects. Finally, we offer specific applications of lighting in specialized areas, such as entertainment, horticulture, and water purification.

In 2015, Philips Lighting spanned a full-service lighting value chain – from lamps, luminaires, electronics and controls to connected and application-specific systems and services – through the following businesses:

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

In 2015, the Light Sources & Electronics business conducted its sales and marketing activities through the professional, OEM and consumer channels, the latter also being used by our Consumer Luminaires business. Professional Lighting Solutions was organized in a project solutions business (project luminaires, systems and services).

The conventional lamps industry has been highly consolidated, with GE and Osram as main key competitors. The LED lighting market, on the other hand, is very dynamic. We face new competition from Asia and new players from the semiconductor and building management sectors. The luminaires industry is fragmented, with our competition varying per region and per market segment.

Under normal economic conditions, Lighting’s sales are generally not materially affected by seasonality.

Philips Lighting has manufacturing facilities in some 25 countries in all major regions of the world, and sales organizations in more than 60 countries. Commercial activities in other countries are handled via distributors working with our International Sales organization. Lighting has approximately 34,000 employees worldwide.

Commitment to quality

The implementation of the Philips Business System is embedding a fundamental commitment to quality across all our processes, products, systems and services. Lighting is subject to significant regulatory requirements in the markets where it operates. These include the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of

78      Annual Report 2015

Sector performance 6.3.2

Hazardous Substances (RoHS), Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), Energy-using Products (EuP) and Energy Performance of Buildings (EPBD) directives.

With regard to sourcing, please refer to sub-section 14.2.8, Supplier indicators, of this report.

6.3.3 2015 business highlights

In 2015, our lighting innovations supported our six strategic priorities aimed at delivering even greater value for our customers and other stakeholders. These highlights showcase our leading innovations in connected lighting, systems and services, our aspiration to be the lighting company for the Internet of Things for both professional and consumer markets.

Philips expanded its portfolio of connected lighting products for the home by introducing Philips Hue Phoenix, a luminaire providing tunable white light, Philips Hue Go, a portable wireless luminaire, Philips Lightstrip Plus, a flexible LED light strip, and a new bridge enabling Philips Hue to interact with other Apple HomeKit devices and become voice-controlled.

Philips and Cisco formed a global strategic alliance that will help enable facilities managers, building owners and office workers to reap the benefits of the Internet of Things in offices. The alliance combines Philips’ connected office lighting system with Cisco’s highly secure network technology, to increase energy efficiency, provide data to optimize user comfort and improve the office environment.

Philips made further inroads with its Philips CityTouch lighting system, with Los Angeles adopting an advanced Philips management system that uses wireless and cloud-based technologies to control its street lighting. Philips’ CityTouch connected lighting management system is now used in more than 262 projects in over 30 countries across the world.

In Lille, France, Carrefour installed 2.5 kilometers of Philips LED lighting that uses light to transmit a location signal to a shopper’s smartphone, triggering an app to provide location-based services. This enables Carrefour to provide new services to its shoppers, such as helping them to navigate and find promotions across the 7,800 m2 shop floor. It is the world’s largest connected lighting indoor positioning system for retail and has reduced the total lighting-based electricity consumption of the hypermarket by 50%.

Philips provided a connected LED lighting system for the New NY Bridge in New York. It will combine roadway and architectural lighting, an industry first, on what will be the most technologically advanced bridge in North America. The system will feature remotely programmed lights that produce dynamic colorful effects and use Philips ActiveSite and Philips CityTouch cloud-based monitoring and management systems.

Philips continues to light up iconic buildings around the world with colorful and dynamic connected LED lighting. New illuminations in 2015 include Europe’s largest mosque located in Moscow, Le Meurice hotel in Paris, the Cairo Opera House, the Accra Theater in Ghana, the Big Four Bridge in Louisville, US, the Nanjing Tower in China, and the Edirne Bridge and Butterfly Valley in Turkey.

Philips launched LifeLight, a solar-powered LED lighting range for homes in Kenya and other African countries. The range eliminates the need to use kerosene lamps, with their harmful fumes, in homes in off-grid areas, and also increases productivity and community life by enabling activities to continue after dark.

6.3.4 2015 financial performance

Philips Lighting
Key data in millions of EUR unless otherwise stated
2013 - 2015

	2013	2014	2015

Sales	7,145	6,869	7,411
Sales growth
% increase (decrease), nominal	(2)%	(4)%	8%
% increase (decrease), comparable1)	1%	(3)%	(3)%
Adjusted IFO1)	580	293	594
as a % of sales	8.1%	4.3%	8.0%
IFO	413	185	486
as a % of sales	5.8%	2.7%	6.6%
Net operating capital (NOC)1)	4,462	3,638	3,813
Cash flows before financing activities1)	418	442	642
Employees (in FTEs)	38,671	37,808	33,618

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

In 2015, sales amounted to EUR 7,411 million, 8% higher on a nominal basis. Excluding a 9% positive currency effect and a 2% positive effect from portfolio changes, comparable sales decreased by 3%. Both Light Sources & Electronics and Consumer Luminaires recorded a mid-single-digit decline, partly due to the anticipated decline in conventional lighting, while Professional Lighting Solutions remained flat year-on-year.

From a geographical perspective, comparable sales in growth geographies showed a mid-single-digit decrease, largely driven by declines across all businesses in China and at Light Sources & Electronics and Professional Lighting in Middle East & Turkey. Sales in growth geographies increased from 39% of total sales in 2014 to 40% in 2015. Comparable sales in mature geographies showed a low-single-digit decline, with Western Europe and North America recording a low-single-digit decline and other mature geographies remaining flat year-on-year.

Annual Report 2015      79

Sector performance 6.3.4

Sales of LED-based products grew to 43% of total sales, up from 34% in 2014, driven by Light Sources & Electronics and Professional Lighting Solutions. Sales of energy-efficient Green Products exceeded EUR 5,343 million, or 72% of sector sales.

Adjusted IFO increased from EUR 293 million, or 4.3% of sales, in 2014 to EUR 594 million, or 8.0% of sales in 2015. Restructuring and acquisition-related charges amounted to EUR 99 million in 2015, compared to EUR 245 million in 2014. Adjusted IFO in 2015 also included EUR 14 million of charges related to the devaluation of the Argentine peso, while 2014 included a EUR 13 million past-service pension cost gain and EUR 68 million of impairment and other charges related to industrial assets. The increase in Adjusted IFO was mainly attributable to lower restructuring and acquisition-related charges, cost productivity and improved LED gross margins.

IFO amounted to EUR 486 million, or 6.6% of sales, which included EUR 108 million of amortization charges, mainly related to acquired intangible assets at Professional Lighting Solutions.

Net operating capital increased by EUR 175 million to EUR 3.8 billion. The current-year increase was mainly due to currency translation effects.

Cash flows before financing activities increased from EUR 442 million in 2014 to EUR 642 million due to higher earnings and a decrease in working capital.

2014 financial performance

In 2014, sales amounted to EUR 6,869 million, 4% lower on a nominal basis. Excluding a 1% negative currency effect, comparable sales decreased by 3%. Light Sources & Electronics recorded mid-single-digit growth and Consumer Luminaires posted a high-single-digit decline, while Professional Lighting Solutions recorded low-single-digit growth.

From a geographical perspective, comparable sales in growth geographies showed a mid-single-digit decline, largely driven by decline across all businesses in China. As a result, sales in growth geographies decreased from 40% of total sales in 2013 to 39% in 2014. Comparable sales in mature geographies showed a low-single-digit decline, with Western Europe and North America recording a low-single-digit decline and other mature geographies registering a mid-single-digit decline.

Sales of LED-based products grew to 34% of total sales, up from 25% in 2013, driven by Light Sources & Electronics and Professional Lighting Solutions. Sales of energy-efficient Green Products exceeded EUR 4,952 million, or 72% of sector sales.

80      Annual Report 2015

Sector performance 6.3.5

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

6.3.5 Delivering on EcoVision sustainability commitments

Early in 2015, Philips Lighting engaged in a ‘Light as a Service’ business arrangement with Amsterdam Airport Schiphol. Under the terms of this agreement Philips will retain ownership of the lighting equipment and Schiphol will pay for the light used. The project will utilize LED-based products that will deliver 50% energy savings relative to legacy lighting. Light as a Service is starting to gain traction in the market as a new business model, because it offers state-of-the-art lighting hassle-free, does not require any customer investment, provides energy efficiency (lower CO2 emissions), and supports the circular economy (less waste to landfill).

Annual Report 2015      81

Sector performance 6.3.5

Within the framework of the Green Operations 2015 program, Philips Lighting has reduced its carbon footprint in manufacturing (scope 1 and 2 emissions) by approximately 58% since the baseline year of 2007. In 2015, 85% of our total industrial waste was re-used as a result of recycling. In December 2015, while speaking at COP 21 in Paris, Eric Rondolat announced Philips’ commitment to making its operations carbon-neutral by 2020, both for Royal Philips and for Philips Lighting.

6.3.6 2016 and beyond

In September 2014, Philips announced its plan to sharpen its strategic focus by establishing two stand-alone companies focused on the HealthTech and Lighting opportunities respectively. We have established a stand-alone structure for Philips Lighting within the Philips Group, effective February 1, 2016. We expect to be able to announce the separation of the Lighting business in the first half of 2016, subject to market conditions and other relevant circumstances. As previously stated, we are reviewing all strategic options for Philips Lighting, including an initial public offering and a private sale.

From an external financial reporting perspective, it should be noted that Royal Philips will introduce new segment reporting, from Q1 2016 onwards. The Lighting segment will represent the Philips Lighting businesses and include the relevant allocation of the current Innovation, Group & Services. For more details on the new segment reporting in 2016 and onwards, please refer to the introduction of Sector performance.

Further updates will be provided in the course of 2016.

82      Annual Report 2015

Sector performance 6.4

6.4 Innovation, Group & Services

•

Philips moved its North American Research organization to the Cambridge, Mass. area to benefit from the vibrant innovation ecosystem and to facilitate collaboration with Massachusetts Institute of Technology (MIT), academic hospitals, and business partners. Also the new site will be truly interdisciplinary, co-locating various functions like upstream marketing, strategy, design, digital accelerator, and early-stage ventures.

•	Philips became the second-largest patent applicant in the world for patents filed at the European Patent Office (EPO).

•	Philips Design celebrated 90 years of design legacy with a record-breaking 156 design awards.

Introduction

In 2015, Innovation, Group & Services comprised the activities of Philips Group Innovation, Group headquarters, including country and regional management, and certain costs of pension and other post-retirement benefit plans. Additionally, the global shared business services for procurement, finance, human resources, IT and real estate are reported in this sector.

6.4.1 About Innovation, Group & Services in 2015

Philips Group Innovation

At Philips, our innovation efforts are closely aligned with our business strategy. Philips Group Innovation (PGI) feeds the innovation pipeline, enabling its business partners – the Philips operating businesses –to create new business options through new technologies, new business creation, and intellectual property management and development. Focused research and development improvement activities drive time-to-market efficiency and increased innovation effectiveness.

PGI boosts innovation from idea to product as co-creator and strategic partner for the Philips businesses and complementary Open Innovation ecosystem partners. It does so through cooperation between research, design, marketing, strategy and businesses in interdisciplinary teams along the innovation chain, from front-end to first-of-a-kind product development. In addition, PGI opens up new value spaces beyond the direct scope of current businesses (Emerging Business Areas), manages the Company-funded R&D portfolio, and creates synergies for cross-sector initiatives.

PGI encompasses Philips Research, Philips Innovation Services, the Philips Innovation Campus in Bangalore, the Philips Innovation Center Shanghai, the Philips Innovation Labs in Cambridge (USA), the Philips Africa Innovation Hub, Philips Design, the Philips HealthTech Incubator, and the Emerging Business Areas. In total, PGI employs some 5,000 professionals around the globe.

PGI actively participates in Open Innovation through relationships with academic and industrial partners, as well as via European and regional projects, in order to improve innovation effectiveness and efficiency, capture and generate new ideas, enhance technology partnering capabilities, and share the related financial exposure. The High Tech Campus in Eindhoven (Netherlands), the Philips Innovation Campus in Bangalore (India), the Philips Innovation Center in Shanghai (China) and the Philips Cambridge Innovation Labs (USA) are prime examples of environments enabling Open Innovation.

Through Open Innovation, Philips seeks to apply new thinking to solving major societal issues. A great example is the five-year alliance between Philips Research and Massachusetts Institute of Technology (MIT) aimed at speeding up advancements in health technology solutions to help address society’s most pressing challenges in healthcare, as well as digital connected lighting systems to address the need to make cities more livable and sustainable. With a total budget of USD 25 million for the five-year term, this is the largest research alliance undertaken by the company in the region. Philips researchers will be collaborating intensely with MIT faculty and PhD students on jointly defined research programs and Open Innovation projects.

Philips Research

Philips Research is the main partner of Philips’ operating businesses for technology-enabled innovation. It creates new technologies and the related intellectual property, which enables Philips to grow in businesses and markets. Together with the businesses and the markets, Philips Research co-creates innovations to strengthen the core businesses as well as to open up new opportunities in adjacent business areas. Research’s innovation pipeline is aligned with Philips’ vision and strategy and inspired by unmet customer needs as well as major societal challenges.

In the area of Healthcare, we continue to engage with customers in novel ways to discover unmet needs and co-create solutions with our partners. The Digital Accelerator and the recently opened HealthSuite Lab at the High Tech Campus in Eindhoven, for example, enable us to fast-track the development and execution of new care models and solutions, together with partners and customers such as hospital networks, supported by the latest digital technologies and rapid prototyping. Through research partnerships, such as our agreements with Stockholm County Council and Karolinska University Hospital, researchers from different industries, hospitals and academia are brought together to facilitate closer links between the delivery of care and clinical research.

Annual Report 2015      83

Sector performance 6.4.1

In the area of Lighting, we remain highly focused on offering solutions across the lighting value chain, including software, controls, luminaires, light sources and modules. We are shifting our lighting portfolio from individual products towards connected LED lighting systems and services, LED luminaires and LED lamps for the professional and consumer markets. In close collaboration with the US Department of Defense/US Army Base Fort Sill (Oklahoma) in North America, Philips Research demonstrated how the use of advanced LED light sources and smart lighting controls can result in substantial energy and cost savings while improving the quality of light in terms of color rendering and brightness. The initiative was honored with the ESTCP (Environmental Security Technology Certification Program) 2015 ‘Project of the Year Award’ for Energy and Water.

Philips Innovation Services

Philips Innovation Services offers a wide range of expert services in development, realization & consulting. Innovation Services’ skills are leveraged by Philips Businesses, Markets and Philips Group Innovation in all regions.

Together with Research and a new dedicated Connected Digital Proposition team, Innovation Services has helped realize various connected products as part of personal health programs launched at IFA in Berlin – the health watch, blood pressure monitor, body analysis scale and ear thermometer – as well as the recently announced cooperation with Charité – Universitätsmedizin Berlin on preventing delirium in critical care with lighting and acoustics concepts.

Philips Innovation Services also supported projects such as Philips LifeLight, the new zero-energy, solar-powered LED lighting range designed for homes in off-grid rural and semi-urban communities, as part of Philips’ drive to deliver innovations that are locally relevant.

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

Philips Cambridge Innovation Labs (USA)

The new Philips Cambridge Innovation Labs that opened in October 2015 are situated in the hub of the Cambridge/Boston ecosystem. The labs are the new home to approximately 100 Philips Research North America employees and another 150 Philips employees from other innovation functions and ventures. Being within close proximity to the MIT campus allows researchers to collaborate easily with MIT faculties and PhD students on jointly defined research programs, as well as to participate in Open Innovation projects. The joint teams are working on advancements in healthcare and connected lighting systems

Philips Africa Innovation Hub

The Philips Africa Innovation Hub in Nairobi, Kenya, creates locally relevant innovations ‘in Africa, for Africa’, with particular focus on improving access to lighting and affordable healthcare. The Africa Innovation Hub is a collaboration between Philips Group Innovation and Philips’ Africa market organization.

Philips Design

Celebrating its 90th anniversary in 2015, Philips Design is the global design function for the company, ensuring that innovations are meaningful, people-focused and locally relevant. The Design group is also tasked with ensuring that the Philips brand experience is differentiating, consistently expressed and drives customer preference.

Philips Design partners with the Philips businesses, Group Innovation and functions, championing a multidisciplinary co-create approach that brings teams together to understand the different factors that influence how a new product or solution will appear, perform and behave. Philips Design is widely recognized as a world leader in design and in 2015 alone received 156 design awards, including the IDSA silver award for the Connected NICU (Neo-Natal Intensive Care Unit), a concept aimed at supporting family-centered and developmental care, improved parental experience, long-term development and quality of life for pre-term babies.

Increasingly we are leveraging our design capabilities and processes to work directly with our customers and our customer-facing teams. For example, the long-term deals announced in 2015 with Mackenzie Health in Canada and Westchester Medical Center include innovation and design consulting. Innovating directly with our customers enables Philips Design to deliver people-focused improvements that optimize the patient experience and overall performance of their healthcare systems across the health continuum.

84      Annual Report 2015

Sector performance 6.4.1

Philips Healthcare Incubator

The Philips Healthcare Incubator is a group dedicated to identifying, developing and bringing breakthrough products and services to market that will drive the future of healthcare. One of the ventures is Digital Pathology Solutions, which empowers pathologists with a complete connected digital pathology solution that is designed to optimize productivity and workflow, and ultimately to improve the quality of diagnosis.

Another venture is Handheld Diagnostics, with its Minicare proposition, which provides direct diagnostic information at the patients’ bedside, enabling physicians to make medical decisions on the spot. Based on innovative technologies, we have designed easy-to-use, patient-centric IVD (in-vitro diagnostics)-enabled solutions and connected services that have the potential to revolutionize health management and improve existing workflows. The Home Clinical Monitoring venture performs remote monitoring to support patients during chemotherapy. Finally, the acquisition of the Danish medical technology company Unisensor led to the establishment of Philips Biocell, which has released the oCelloScope System, an analytical instrument that is, among other applications, used within microbiological studies on a research application basis.

Philips Emerging Business Areas

Philips Emerging Business Areas identify, create and grow new activities that are outside the scope of the current operating businesses. The portfolio is managed on a venturing basis. The opportunities and business models identified by the individual new business activities determine the approach to commercial partnerships, sourcing of technology, and platforms to reach customers. Current examples of successful new solution businesses or enablers for these include Horticulture LED Solutions*, Light for Health, Photonics, Wearable Sensing Technologies, Elder Care Solutions and Mental Vitality.

Philips Horticulture LED Solutions stands for solutions that improve growers’ business performance. With customized ‘light recipes’ we can help optimize crop yield and quality. We combine crop growth knowledge and technology, and value long-term partnerships in business and research. Hundreds of projects have been realized in different regions in different segments. In July 2015, Philips CEO Frans van Houten opened the state-of-the-art GrowWise Center at the High Tech Campus in Eindhoven, the Netherlands. Research being conducted by Philips will provide tailor-made LED light recipes, making it possible for producers to increase their yields and grow tasty and healthy food indoors all year round, while reducing waste, limiting food miles and using practically no land or water.

Leveraging its advanced understanding of the biological effects of light, a team of Philips Light for Health researchers, collaborating with leading research institutions and hospitals, has developed a number of products like Philips BlueControl, which feature LED light and offer proven medical benefits.

Philips Photonics is a global leader in VCSEL technology and designs, manufactures, markets and sells VCSEL-based solutions for data communications, consumer and industrial applications. VCSELs are LED-like lasers enabling applications like gesture control, environmental sensing, precise scene illumination for surveillance cameras, and ultra-fast data communication. Philips Photonics has enabled the introduction of laser-based PC mice and high-bit-rate active optical cables, as well as introducing VCSEL-based solutions for industrial processing of plastic materials.

* Philips Horticulture LED Solutions will move to Philips Lighting in 2016.

Philips Intellectual Property & Standards

Philips IP&S proactively pursues the creation of new Intellectual Property (IP) in close co-operation with Philips’ operating businesses and Philips Group Innovation. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips’ businesses to support their growth, competitiveness and profitability.

Philips’ IP portfolio currently consists of 76,000 patent rights, 47,000 trademarks, 91,000 design rights and 5,000 domain names. Philips filed 1,750 patents in 2015, with a strong focus on the growth areas in health and well-being.

IP&S participates in the setting of standards to create new business opportunities for the Philips operating businesses. A substantial portion of revenue and costs is allocated to the operating businesses. Philips believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents and licenses.

Annual Report 2015      85

Sector performance 6.4.1

Group and Regional Costs

Group and Regional organizations support the creation of value, connecting Philips with key stakeholders, especially our employees, customers, governments and society. These organizations include the Executive Committee, Brand Management, Sustainability, New Venture Integration, the Group functions related to strategy, human resources, legal and finance, as well as country and regional management.

Accelerate! investments

Innovation, Group & Services plays an important role in the Accelerate! program, notably by helping to improve the end-to-end value chain. The End2End approach consists of three core processes: Idea-to-Market, Market-to-Order, and Order-to-Cash. Innovation, Group & Services supports a more efficient and effective Idea-to-Market process in five focal areas: speeding up time-to-market, portfolio optimization, driving breakthrough innovation, improving innovation competencies, and strengthening the position of Philips as an innovation leader.

Pensions

Pensions manage and oversee post-employment benefits of all Philips employees.

Service Units and Other

Service Units and Other provide shared functional services to businesses in areas such as IT, Real Estate and Accounting, thereby helping to drive global cost efficiencies.

6.4.2 2015 financial performance

Philips Innovation, Group & Services
Key data in millions of EUR unless otherwise stated
2013 - 2015

	2013	2014	2015

Sales	665	605	574
Sales growth
% increase (decrease), nominal	6%	(9)%	(5)%
% increase (decrease), comparable1)	0%	(12)%	5%
Adjusted IFO of:
Group Innovation	(134)	(197)	(222)
IP Royalties	312	299	284
Group and regional costs	(175)	(205)	(569)
Accelerate! investment	(137)	(131)	(113)
Pensions	(41)	(12)	(355)
Service units and other	(124)	(415)	56

Adjusted IFO 1)	(299)	(661)	(919)
IFO	(302)	(675)	(934)
Net operating capital (NOC)1)	(2,922)	(3,718)	(3,382)
Cash flows before financing activities1)	(2,140)	(1,586)	(2,086)
Employees (in FTEs)	12,703	13,853	14,233

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 15, Reconciliation of non-GAAP information, of this report

In 2015, sales amounted to EUR 574 million, and were mainly related to IP Royalties. Sales were EUR 31 million lower than in 2014, mainly due to the divestment of the OEM remote control business, partly offset by higher sales at Philips’ emerging businesses such as Digital Pathology and Photonics.

Adjusted IFO amounted to a net cost of EUR 919 million, compared to EUR 661 million in 2014. Adjusted IFO in 2015 included a EUR 20 million net release of restructuring charges, compared to EUR 113 million restructuring charges in 2014. Adjusted IFO in 2015 also included charges of EUR 183 million related to the separation of the Lighting business, EUR 345 million mainly related to settlements for pension de-risking, and a EUR 37 million gain related to the sale of real estate assets. Adjusted IFO in 2014 included EUR 244 million of charges related to the CRT settlement and a EUR 27 million past-service pension cost gain.

Adjusted IFO at Group Innovation was a EUR 25 million higher net cost than in 2014, mainly due to higher investments in emerging business areas.

Adjusted IFO at Group and Regional costs were EUR 364 million lower than in 2014, reflecting EUR 183 million related to the separation of the Lighting business and higher charges mainly related to information security and Quality & Regulatory.

Accelerate! investments amounted to EUR 113 million in 2015 and included investments in IT infrastructure, internal departments and external consultancy dedicated to the Accelerate! program.

Adjusted IFO at Pensions amounted to a net cost of EUR 355 million and represents costs related to deferred pensioners covered by company plans. 2015 included charges of EUR 345 million related to pension de-risking settlements.

Adjusted IFO at Service Units and Other increased from a loss of EUR 415 million in 2014 to a gain of EUR 56 million in 2015. The increase of EUR 471 million was largely due to lower restructuring costs and CRT antitrust litigation charges reported in 2014.

Net operating capital improved to negative EUR 3.4 billion, mainly due to a decrease in provisions.

Cash flows before financing activities decreased from an outflow of EUR 1,586 million in 2014 to an outflow of EUR 2,086 million.

2014 financial performance

In 2014, sales amounted to EUR 605 million, and were mainly related to IP Royalty income and our OEM Remote Control business. Sales were EUR 60 million lower than in 2013, mainly due to lower income from Group Innovation and IP Royalties.

Adjusted IFO amounted to a loss of EUR 661 million, compared to a loss of EUR 299 million in 2013. In 2014, Adjusted IFO included EUR 113 million of restructuring and acquisition-related charges, EUR 244

86      Annual Report 2015

Sector performance 6.4.3

million of provisions related to various legal matters and a EUR 27 million past-service pension gain in the Netherlands. 2013 Adjusted IFO included EUR 3 million of restructuring and acquisition-related charges and a pension settlement loss of EUR 25 million.

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

Adjusted IFO at Pensions amounted to a net cost of EUR 12 million, and represent costs related to deferred pensioners covered by company plans. In 2013, Pensions amounted to a net cost of EUR 41 million and was impacted by a EUR 31 million settlement loss arising from a lump-sum offering to terminated vested employees in our US pension plan.

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

6.4.3 2016 and beyond

From an external financial reporting perspective, it should be noted that Royal Philips will introduce new segment reporting from Q1 2016 onwards. The current Innovation, Group & Services will be split and allocated to the segments of Royal Philips and Philips Lighting. The remaining unallocated corporate items will contain certain legacy items and separation costs. For more details on the new segment reporting in 2016 and onwards, please refer to the introduction of chapter 6, Sector performance, of this report.

Further updates will be provided in the course of 2016.

Annual Report 2015      87

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

All forward-looking statements made on or after the date of this Annual Report and attributable to Philips are expressly qualified in their entirety by the factors described in the cautionary statement included in Forward-looking statements, of this report and the overview of risk factors described in section 7.2, Risk categories and factors, of this report.

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

Corporate governance

Corporate governance is the system by which a company is directed and controlled. Philips believes that good corporate governance is a critical factor in achieving business success. Good corporate governance derives from, among other things, solid internal controls and high ethical standards.

The quality of Philips’ systems of business controls and the findings of internal and external audits are reported to and discussed by the Audit Committee of the Supervisory Board. Internal auditors monitor the quality of the business controls through risk-based operational audits, inspections of financial reporting controls and compliance audits. Audit & Risk committees at group level (Group, Finance and IT) and at Business Group, Market and Function level meet quarterly to address weaknesses in the business controls infrastructure as reported by internal and external auditors or revealed by self-assessment of management, and to take corrective action where necessary. These Audit & Risk committees are also involved in determining the desired company-wide internal audit planning as approved by the Audit Committee of the Supervisory Board. Whilst recognizing the responsibilities of the Audit Committee, the Supervisory Board also established the Quality and Regulatory Committee in 2015. The Q&R Committee assist the Supervisory Board in fulfilling its oversight responsibilities particularly in respect of the quality of the Company’s products, systems, services and software and the development, testing, manufacturing, marketing and servicing thereof, and regulatory requirements relating thereto. As such, the establishment of the Q&R Committee supports the Company’s risk management in the relevant risk areas. An in-depth description of Philips’ corporate governance structure can be found in chapter 11, Corporate governance, of this report.

Philips Business Control Framework

The Philips Business Control Framework (BCF) sets the standard for risk management and business control in Philips. The objectives of the BCF are to maintain integrated management control of the company’s operations, in order to ensure the integrity of the financial reporting, as well as compliance with laws and regulations. Philips has designed its BCF based on the “Internal Control-Integrated Framework (2013)” established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Philips continuously evaluates and improves BCF to align with business dynamics and good practice.

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

88      Annual Report 2015

Risk management 7.1

The findings of management’s evaluation are reported to the Executive Committee and the Supervisory Board quarterly.

As part of the Annual Report process, management’s accountability for business controls is enforced through the formal issuance of a Statement on Business Controls and a Letter of Representation by Business Group, Market and Functional management to the Executive Committee. Any deficiencies noted in the design and operating effectiveness of controls over financial reporting which were not completely remediated are evaluated at year-end by the Board of Management. The Board of Management’s report, including its conclusions regarding the effectiveness of internal control over financial reporting, can be found in section 12.1, Management’s report on internal control, of this report.

Philips General Business Principles

The Philips General Business Principles (GBP) incorporate the fundamental principles for all Philips businesses. They set the standard for business conduct, both for individual employees and for the company itself. They also provide a reference for the business conduct we expect from our business partners and suppliers. Translations are available in 32 languages, allowing almost every employee to read the GBP in their native language. Detailed underlying policies, manuals, training and tools are in place to give employees practical guidance on how to apply the GBP in their day-to-day work.

In addition, there are separate Codes of Ethics that apply to employees working in specific areas of our business, i.e. the Procurement Code of Ethics and the Financial Code of Ethics. Details can be found at: www.philips.com/gbp.

In a continued effort to raise GBP awareness and create engagement, every year a GBP communications and training plan is deployed. In 2015, over the course of several communication waves, employees were informed about a variety of GBP topics, the Philips Ethics Line, the Business Integrity Survey, and the deployment of e-learnings on the GBP and related legal compliance topics. The mandatory GBP e-learning, which was launched in October, has been sent to all employees with a Philips e-mail account.

The GBP form an integral part of labor contracts in virtually every country in which Philips operates. It is the responsibility of each employee to live up to our GBP, and employees are requested to state their commitment after having completed the GBP e-training. In addition, each year the relevant employees are asked to sign off on the Financial and the Supply Management Codes of Ethics, and all executives are asked to sign off on the General Business Principles to confirm their awareness and compliance with the respective codes.

The GBP Review Committee is responsible for the effective deployment of the GBP. The GBP Review Committee is a virtual body chaired by the Chief Legal Officer, and its members include the Chief HR Officer, the Chief Market Leader and the Chief Financial Officer. They are supported by a secretariat and a network of GBP compliance Officers in all countries and at all major sites where Philips has operations. Related roles and responsibilities are laid down in the Charter of the GBP Review Committee. In December 2015 the GBP Review Committee adopted a revised charter. These revisions were deemed necessary in view of the external regulatory developments in business ethics and compliance and they have an impact on the composition of the GBP Review Committee, the roles and responsibilities of its members as well as the composition, roles and responsibilities of the GBP Compliance function. Deployment of this revised charter will follow in 2016.

The GBP are supported by mechanisms that ensure standardized reporting and escalation of concerns. These mechanisms are based on the GBP Reporting policy that urges employees to report any concerns they may have regarding business conduct in relation to the GBP either through a GBP Compliance Officer or through the Philips Ethics Line. The Philips Ethics Line enables employees and, as of March 2015, also third parties to report a concern either by telephone or online via a web intake form. All concerns raised are registered consistently in a single database and are investigated in accordance with standardized investigation procedures.

As part of the Philips Business Control Framework, a GBP self-assessment process is fully embedded in an automated workflow application, which helps management to monitor the internal controls. With the GBP self-assessment forming part of ICS, GBP compliance necessarily forms part of management’s quarterly ICS/SOx (Sarbanes-Oxley) monitoring process. Management of each business unit signs off on compliance with the GBP, with this confirmation forming part of the annual Statement on Business Controls. Non-compliance issues are highlighted and, if significant, they are reported to the Executive Committee through the Quarterly Certification Statement process.

The results from the monitoring facilities that are in place are given in chapter 14, Sustainability statements, of this report.

Financial Code of Ethics

The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the CEO (the principal executive officer) and CFO (the principal financial and principal accounting officer), and to the senior management in the Philips Finance Leadership Team who head the Finance departments of the Company. The Company

Annual Report 2015      89

Risk management 7.1

has published its Financial Code of Ethics within the investor section of its website located at www.philips.com. No changes were considered necessary and no changes have been made to the Financial Code of Ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above in 2015.

For more information, please refer to sub-section 5.2.7, General Business Principles, of this report.

90      Annual Report 2015

Risk management 7.2

7.2 Risk categories and factors

Risks categories

Taking risks is an inherent part of entrepreneurial behavior. A structured risk management process allows management to take risks in a controlled manner. In order to provide a comprehensive view of Philips’ business activities, risks and opportunities are identified in a structured way combining elements of a top-down and bottom-up approach. Risks are reported on a regular basis as part of the ‘Business Performance Management’ process. All relevant risks and opportunities are prioritized in terms of impact and likelihood, considering quantitative and/or qualitative aspects. The bottom-up identification and prioritization process is supported by workshops with the respective management at Business, Market and Group Function level. During 2015, several risk management workshops were held. The top-down element allows potential new risks and opportunities to be discussed at management level and included in the subsequent reporting process, if found to be applicable. Reported risks and opportunities are analyzed for potential cumulative effects and are aggregated at Business, Market and Group level. In line with the above, amongst others, the following actions were performed during 2015:

•

In 2015 the Supervisory Board established the Quality and Regulatory Committee. The establishment of the Q&R Committee further strengthens Philips’ risk management efforts in respect of the quality of Philips’ products, systems, services and software and the development, testing, manufacturing, marketing and servicing thereof.

•

As per February 2015, Philips acquired 100% of US-based Volcano Corporation. Similarly, in the second half of 2014 the Philips acquired 51% of Saudi-based General Lighting Company (GLC). Philips successfully integrated Volcano and GLC into the Philips Business Control Framework in the course of 2015.

•

As a next phase in the Accelerate! program, Philips announced in 2014 its plan to establish two stand-alone companies focused on the HealthTech and the Lighting opportunities respectively. The separation risk was described as from 2014 (refer to section 7.7, Separation risk, of this report) and in 2015 we have paid particular attention to risks related to the separation as this is a very complex process.

•

Philips had substantial defined benefit pension plans which carry financial risk. During 2015 the Company further de-risked pension exposure by means of settling the Dutch, UK and (partly) US defined benefit pension plans.

•

The challenging global economic developments had an impact on our results. Even though the managing of risks related to these developments did not change compared to 2014, we continuously monitor the impact on our risk profile.

Philips has a structured risk management process to address different risk categories: Strategic, Operational, Compliance and Financial risks. Risk appetite is different for the various risk categories:

•

Strategic risks and opportunities may affect Philips’ strategic ambitions. Strategic risks include economic and political developments and anticipating and timely responding to market circumstances. Philips is prepared to take considerable strategic risks given the necessity to invest in research & development and manage the portfolio of businesses, including acquisitions and divestments, in a highly uncertain global political and economic environment.

•

Operational risks include adverse unexpected developments resulting from internal processes, people and systems, or from external events that are linked to the actual running of each business (examples are solution and product creation, and supply chain management). Philips aims to minimize downside risks due to the need for high quality of its products and services, reliable IT systems and sustainability commitments.

•

Compliance risks cover unanticipated failures to implement, or comply with, appropriate laws, regulations, policies and procedures. Philips has a zero tolerance policy towards non-compliance in relation to breaches of its GBP.

•

Within the area of Financial risks, Philips identifies risks related to Treasury, Accounting and reporting, Pensions and Tax. Philips does not classify these risk categories in order of importance. Separation risk is

Annual Report 2015      91

Risk management 7.2

covered in section 7.7, Separation risk, of this report. Philips is prudent with regard to financial risks and the risk appetite is embedded in various chapters of this annual report, including note 31, Details of treasury / other financial risks.

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

Philips’ business environment is influenced by political and economic conditions in the domestic and global markets. Philips experienced the impact from changes in macro-economic development in various geographies during 2015 in particular in China where economic growth was at the lowest level in the last 25 years. This has triggered interventions by the Chinese government on the official exchange rate of the Chinese Renminbi. Also the economic growth of countries highly dependent on revenues from energy, raw materials and commodities has been adversely affected by the slowdown of growth in China, most strongly in emerging market countries. Monetary interventions by the European Central Bank have not yet resulted in an increase of inflation nor in stronger economic growth in the European Union. The disparate macroeconomic outlook for the main geographies, political conflicts and the unknown impact of Eurozone monetary policy continues to provide uncertainty on the levels of capital expenditures in general, unemployment levels and consumer and business confidence, which could adversely affect demand for products and services offered by Philips. These economic conditions may have an adverse effect on financial markets which could affect the ability of Philips to sell off strategic divestments at reasonable price levels or within a reasonable period of time.

The general global political environment remains unfavorable for the business environment due to a rise in political conflicts and terrorism. Numerous other factors, such as sustained lower levels of energy and raw material prices, regional political conflicts in the Middle East, Russia and Ukraine and other regions, as well as large-scale (in)voluntary migration and profound social instability could continue to impact macroeconomic factors and the international capital and credit markets. Economic growth and the business environment in the European Union may be adversely affected by potential exits from the Eurozone (Greece), exits from the European Union (Great Britain) or secession of regions from European countries (e.g. Cataluña and Scotland). Economic and political uncertainty may have a material adverse impact on Philips’ financial condition or results of operations and can also make it more difficult for Philips to budget and forecast accurately. Philips may encounter difficulty in planning and managing operations due to the lack of adequate infrastructure and unfavorable political factors, including unexpected legal or regulatory changes such as foreign exchange import or export controls, increased healthcare regulation, nationalization of assets or restrictions on the repatriation of returns from foreign investments. Given that growth geographies are increasingly important in Philips’ operations, the above-mentioned risks are also expected to grow and could have a material adverse effect on Philips’ financial condition and operating results.

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

92      Annual Report 2015

Risk management 7.3

The growth ambitions of Philips may be adversely affected by economic volatility inherent in growth geographies and the impact of changes in macroeconomic circumstances on growth economies.

Philips may not control joint ventures or associated companies in which it invests, which could limit the ability of Philips to identify and manage risks.

Philips has invested or will invest in joint ventures and associated companies in which Philips will have a non-controlling interest. In these cases, Philips has limited influence over, and limited or no control of, the governance, performance and cost of operations of joint ventures and associated companies. Some of these joint ventures and associated companies may represent significant investments. The joint ventures and associated companies that Philips does not control may make business, financial or investment decisions contrary to Philips’ interests or decisions different from those, which Philips itself may have made. Additionally, Philips partners or members of a joint venture or associated company may not be able to meet their financial or other obligations, which could expose Philips to additional financial or other obligations, as well as have a material adverse effect on the value of its investments in those entities or potentially subject Philips to additional claims.

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

7.4 Operational risks

Transformation programs

In 2011 Philips started a very extensive transformation program (Accelerate!) to unlock Philips’ full potential. Accelerate! spans a time period of several years. In 2014 as a next phase in the Accelerate! transformation program Philips announced its plan to sharpen its strategic focus by establishing two stand-alone companies focused on the HealthTech and Lighting opportunities respectively. Failure to achieve the objectives of the transformation programs may have a material adverse effect on the mid-term and long-term financial targets.

In addition, the transformation program of the Finance function may expose Philips to adverse changes in the quality of its systems of internal control.

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

Annual Report 2015      93

Risk management 7.4

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

Shortages or delays could materially harm its business. Most of Philips’ activities are conducted outside of the Netherlands, and international operations bring challenges. For example, production and procurement of products and parts in Asian countries are increasing, and this creates a risk that production and shipping of products and parts could be interrupted by regional conflicts or a natural disaster. A general shortage of materials, components or subcomponents as a result of natural disasters also bears the risk of unforeseeable fluctuations in prices and demand, which could have a material adverse effect on its financial condition and operating results.

Businesses purchase raw materials including so called rare earth metals, copper, steel, aluminum, noble gases and oil-related products, which exposes them to fluctuations in energy and raw material prices. In recent times, commodities have been subject to volatile markets and such volatility is expected to continue. If Philips is not able to compensate for increased costs or pass them on to customers, price increases could have a material adverse impact on Philips’ results. In contrast, in times of falling commodity prices, Philips may not fully benefit from such price decreases as Philips attempts to reduce the risk of rising commodity prices by several means, such as including long-term contracting or physical and financial hedging.

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

94      Annual Report 2015

Risk management 7.4

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

Annual Report 2015      95

Risk management 7.5

Examples include commission payments to third parties, remuneration payments to agents, distributors, consultants and the like, and the acceptance of gifts, which may be considered in some markets to be normal local business practice (See also note 26, Contingent assets and liabilities).

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

Philips’ brand image and reputation would be adversely impacted by non-compliance with various data protection and product safety laws. In light of Philips’ digital strategy, data privacy laws are increasingly important. Also, Philips Healthcare is subject to various (patient) data protection and safety laws. In Philips Healthcare, privacy and product safety and security issues may arise, especially with respect to remote access or monitoring of patient data or loss of data on our customers’ systems. Philips is exposed to the risk that its products, including components or materials procured from suppliers, may prove to be not compliant with safety laws, e.g. chemical safety regulations. Such non-compliance could result in a ban on the sale or use of these products.

Philips operates in a highly regulated product safety and quality environment. Philips’ products are subject to regulation by various government agencies, including the FDA (US) and comparable foreign agencies. Obtaining their approval is costly and time consuming, but a prerequisite for market introduction. A delay or inability to obtain the necessary regulatory approvals for new products could have a material adverse effect on business. The risk exists that product safety incidents or user concerns could trigger FDA business reviews which, if failed, could lead to business interruption which in turn could adversely affect Philips’ financial condition and operating results. E.g. the voluntary, temporary suspension in 2014 of new production at our Healthcare facility in Cleveland, Ohio targeted to further strengthen manufacturing process controls after certain issues in this area were identified during an ongoing FDA inspection.

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

Philips’ supply chain is exposed to fluctuations in energy and raw material prices. Commodities such as oil are subject to volatile markets and significant price increases from time to time. If Philips is not able to compensate for, or timely pass on, its increased costs to customers, such price increases could have an adverse impact on its financial condition and operating results.

96      Annual Report 2015

Risk management 7.6

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

The value of the losses carried forward is subject to having sufficient taxable income available within the loss-carry-forward period, but also to having sufficient taxable income within the foreseeable future in the case of losses carried forward with an indefinite carry-forward period. The ultimate realization of the Company’s deferred tax assets, including tax losses and credits carried forward, is dependent upon the generation of future taxable income in the countries where the temporary differences, unused tax losses and unused tax credits were incurred and during the periods in which the deferred tax assets become deductible. Additionally, in certain instances, realization of such deferred tax assets is dependent upon the successful execution of tax planning strategies. Accordingly, there can be no absolute assurance that all (net) tax losses and credits carried forward will be realized.

For further details, please refer to the tax risks paragraph in note 8, Income taxes.

Philips is exposed to uncertainty on the timing and proceeds of a sale of Lumileds.

On January 22, 2016 Philips announced the termination of its agreement with GO Scale Capital to sell a stake of 80.1% in Lumileds due to the inability to mitigate regulatory concerns in the US. Philips is engaging with other parties that have expressed an interest in the Lumileds business. Adverse market conditions during the bidding and sale process and regulatory restrictions may have an adverse effect on the timing of a sale transaction and the potential proceeds from such a transaction. Prolonged adverse conditions could trigger a requirement to no longer classify Lumileds as being held for sale and being reported as discontinued operations. This would have a material impact on the balance sheet and Adjusted IFO as reported by Royal Philips.

Philips has defined-benefit pension plans and other post-retirement plans in a number of countries. The funded status and the cost of maintaining these plans are influenced by movements in financial market and demographic developments, creating volatility in Philips’ financials.

A significant proportion of (former) employees in Europe and North and Latin America is covered by defined-benefit pension plans and other post-retirement plans. The accounting for such plans requires management to make estimates on assumptions such as discount rates, inflation, longevity, expected cost of medical care and expected rates of compensation. Movements (e.g. due to the movements of financial markets) in these assumptions can have a significant impact on the Defined Benefit Obligation and net interest cost. A negative performance of the financial markets could have a material impact on cash funding requirements and net interest cost and also affect the value of certain financial assets and liabilities of the company.

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

For important critical reporting risk areas identified within Philips we refer to the “Use of estimates” section in note 1, Significant accounting policies, as the Company assessed that reporting risk is closely related to the use of estimates and application of judgment.

7.7 Separation risk

Philips is exposed to risks associated with the separation of its Lighting business.

In September 2014 Philips announced its plan to sharpen its strategic focus by establishing two stand-alone companies focused on HealthTech and Lighting opportunities respectively. This is a complex process which involves certain risks to Philips. Although a stand-alone structure for Philips Lighting was established on February 1, 2016, there are still a number of important

Annual Report 2015      97

Risk management 7.7

milestones to be completed in the separation process. Philips is reviewing all strategic options for Philips Lighting, including public offerings of ownership stakes and a private sale. The completion could take more time than originally planned or anticipated. There is no certainty as to the method or timing of the separation, which may expose Philips to risks regarding the proceeds from a sale of Philips Lighting, additional costs and other adverse consequences.

The separation into Royal Philips and Philips Lighting is unlike divestments or carve out transactions that Philips has implemented in the past, which affected very specific parts of the business of Philips. The separation impacts all businesses and markets as well as all supporting functions and all assets and liabilities of the Group and will continue to require complex and time consuming disentanglement efforts.

The design and execution of the separation requires the devotion of substantial time and attention from management and staff. Although Philips has set-up a dedicated senior project team to work on a successful separation, the separation efforts could distract from and have an adverse effect on the conduct of normal business and our strategy. The separation could increase the likelihood of occurrence and/or potential impact of the risks as described in section 7.2, Risk categories and factors, of this report, such as strategic risks (e.g. insufficient integration of acquisitions), operational risks (e.g. delays in innovation-to-market), compliance risk (e.g. ineffective internal controls) and financial risks (e.g. reporting risks).

The design and execution of the separation will involve and depend on support from external legal, tax, financial and other professional consultants and as a result Philips will incur substantial cost. The separation could take more time than originally anticipated, which may expose Philips to risks of additional cost and other adverse consequences.

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

98      Annual Report 2015

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

In September 2014 Philips announced its plan to sharpen its strategic focus by establishing two stand-alone companies focused on the HealthTech and Lighting opportunities respectively. Early 2016, a stand-alone structure for Philips Lighting was established, within the Royal Philips Group. Until the right strategic option for its future is identified and executed, the Royal Philips Executive Committee will, under the supervision of the Supervisory Board, continue to oversee the Philips Lighting business.

Under Dutch Law, the Board of Management is accountable for the actions of the Executive Committee and has ultimate responsibility for the management and external reporting of Koninklijke Philips N.V. and is answerable to shareholders at the Annual General Meeting of Shareholders. Pursuant to the two-tier corporate structure, the Board of Management is accountable for its performance to a separate and independent Supervisory Board.

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

Born 1960, Dutch

President/Chief Executive Officer (CEO)

Chairman of the Board of Management since April 2011

Group responsibilities: Chairman of the Executive Committee,

Health Systems, Internal Audit, Information Technology,

Supply Management, Innovation & Strategy, Sustainability, Accelerate! -

Overall transformation, End2End, Quality and Regulatory Compliance

Abhijit Bhattacharya

Born 1961, Indian

Executive Vice President &

Chief Financial Officer (CFO)

Member of the Board of Management since December 2015

Group responsibilities: Finance, Capital structure, Mergers & Acquisitions,

Investor Relations, Accelerate! - Operating Model

Marnix van Ginneken

Born 1973, Dutch/American

Executive Vice President & Chief Legal Officer

Group responsibilities: Legal and General Secretary

Annual Report 2015      99

Management 8

Denise Haylor

Born 1964, British/American

Executive Vice President & Chief Human Resources Officer

Group responsibilities: Human Resources, Accelerate! - Culture

Ronald de Jong

Born 1967, Dutch

Executive Vice President &

Chief Market Leader

Group responsibilities: Markets, Countries (all except

Greater China & North America), Government Affairs, Accelerate! - Customer centricity

Pieter Nota

Born 1964, Dutch

Executive Vice President & Chief Executive Officer of Personal Health,

Chief Marketing Officer, Member of the Board of Management since April 2011

Group responsibilities: Sector Consumer Lifestyle, Accelerate! - Resource to

Win, Marketing

Eric Rondolat

Born 1966, Italian/French

Executive Vice President &

Chief Executive Officer Philips Lighting

Group responsibilities: Philips Lighting

100      Annual Report 2015

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

1)	member of the Audit Committee
2)	member of the Remuneration Committee
3)	member of the Corporate Governance and Nomination & Selection Committee
4)	member of the Quality & Regulatory Committee
5)	member of the Separation Committee

Jeroen van der Veer

Born 1947, Dutch 2),3),5)

Chairman

Chairman of the Corporate Governance and Nomination & Selection Committee

Member of the Supervisory Board since 2009; second term expires in 2017

Former Chief Executive and Non-executive Director of Royal Dutch Shell and currently Chairman of the Supervisory Board of ING Group. Member of the Supervisory Board of Concertgebouw N.V. and Royal Boskalis Westminster N.V.

Neelam Dhawan

Born 1959, Indian 1)

Member of the Supervisory Board since 2012; first term expires in 2016

Currently Managing Director of Hewlett-Packard Enterprise India

Orit Gadiesh

Born 1951, Israeli/American 1)

Member of the Supervisory Board since 2014; first term expires in 2018

Currently Chairman of Bain & Company and the International Business Leaders’ Advisory Council for the Mayor of Shanghai (IBLAC). Member of the Foundation Board of the World Economic Forum (WEF). Also serves on the Advisory Board for the British-American Business council

Annual Report 2015      101

Supervisory Board 9

Ewald Kist

Born 1944, Dutch 2)

Member of the Supervisory Board since 2004; third term expires in 2016

Former Chairman of the Executive Board of ING Group and currently member of the Supervisory Boards of the Dutch Central Bank, DSM and Moody’s Investor Service

Kees van Lede

Born 1942, Dutch 5)

Chairman of the Separation Committee Member of the Supervisory Board since 2003; fourth term expires in 2017

Former Chairman of the Board of Management of Akzo Nobel. Currently member of the Supervisory Boards of AirFrance/KLM and Senior Advisor JP Morgan Plc.

Christine Poon

Born 1952, American 2),3),4)

Vice-chairman and Secretary

Chairman of the Quality & Regulatory Committee Member of the Supervisory Board since 2009; second term expires in 2017

Former Vice-Chairman of Johnson & Johnson’s Board of Directors and Worldwide Chairman of the Pharmaceuticals Group and former dean of Ohio State University’s Fisher College of Business. Currently member of the Board of Directors of Prudential and Regeneron

Heino von Prondzynski

Born 1949, Swiss/German 2),3),4)

Chairman of the Remuneration Committee Member of the Supervisory Board since 2007; third term expires in 2019

Former member of the Corporate Executive Committee of the F. Hofmann- La Roche Group and former CEO of Roche Diagnostics, currently Chairman of the Supervisory Boards of HTL Strefa and Epigenomics AG. Member of the Supervisory Board of Quotient Ltd.

David Pyott

Born 1953, British 1),4)

Member of the Supervisory Board since 2015; first term expires in 2019

Former Chairman and Chief Executive Officer of Allergan, Inc. (since 2001 and 1998, respectively, until 2015). Currently Director of Avery Dennison Corporation and its Lead Independent Director (since 1999 and 2010, respectively). Member of the Board of Directors of Alnylam Pharmaceuticals Inc. and of BioMarin Pharmaceutical Inc. Also member of the Board of Trustees of Chapman University, member of the Governing Board of the London Business School, President of the International Council of Ophthalmology Foundation and member of the Advisory Board of the Foundation of the American Academy of Ophthalmology.

Jackson Tai

Born 1950, American 1),4),5)

Chairman of Audit Committee

Member of the Supervisory Board since 2011; second term expires in 2019

Former Vice-Chairman and CEO of DBS Group and DBS Bank Ltd and former Managing Director at J.P. Morgan &Co. Incorporated. Currently a member of the Boards of Directors of The Bank of China Limited, MasterCard Incorporated and Eli Lilly and Company, Also Non-Executive Director of privately-held Russell Reynolds Associates and of Vaporstream

102      Annual Report 2015

Supervisory Board report 10

10 Supervisory Board report

Introduction

We as members of the Supervisory Board are fully committed to our role and responsibility in respect of the proper functioning of the corporate governance of Philips. The Supervisory Board supervises and advises the Board of Management and Executive Committee in performing their management tasks and setting the direction of the business of the Philips Group. The Supervisory Board acts, and we as individual members of the Board act, in the interests of Koninklijke Philips N.V., its business and all its stakeholders. This report includes a more specific description of the Supervisory Board’s activities during the financial year 2015 and other relevant information on its functioning.

Activities of the Supervisory Board

The overview below indicates a number of matters that we discussed during meetings throughout 2015:

•

Establishing Philips Lighting as a stand-alone company, and reviewing the strategic options for its separation. Please also refer to the activities of the Separation Committee, as included below in this Supervisory Board report;

•	Developing the strategic direction for Philips to capture higher growth in the health technology market opportunities, and for Lighting to transition from conventional lighting to LED applications;

•	Performance of the Philips Group and its underlying businesses and financial headroom;

•	Philips’ annual management commitment and annual operating plan for 2016;

•	Capital allocation, including the dividend policy and continuance of the share buyback program;

•

Quality and regulatory systems and processes, including the interactions with the United States Food and Drug Administration and the remedial efforts in Cleveland and other sites. Please also refer to the description below in this Supervisory Board report of the activities of the Quality & Regulatory Committee that was established in 2015;

•

Significant mergers, acquisitions and divestments, notably the extensive efforts to obtain regulatory clearance for the sale of the Lumileds and Automotive business to a consortium led by GO Scale Capital which was terminated in January 2016;

•	Customers and new business models, including the increasing importance of large scale and managed equipment projects in both the HealthTech and Lighting business areas;

•	Business transformation and the progress being made in the Accelerate! Program;

•

Enterprise risk management (which included an annual risk assessment and discussion of the changing nature of the risks faced by Philips and the possible impact of such risks). Such risks included the challenges of an increasingly digital environment, information security, including product security, new business models in the context of changing public policies and the execution risk associated with the separation of the Company;

•	The Company’s program to de-risk its future pension liabilities, and the implications thereof;

•	Changes in the composition of the Executive Committee and the Board of Management, including the appointment of a new Chief Financial Officer;

•	Significant civil litigation claims and public investigations against or into the Company; and

•	A review of the Company’s sustainability programs and goals.

The Supervisory Board conducted “deep dives” on a range of topics including:

•

The North American Market, which included the recovery of the Diagnostic Imaging business, the scaling of solutions businesses and the importance of unlocking the potential of the Professional Lighting business; and

•	The strategy for the Lighting business and its translation to an equity story for potential investors.

The Supervisory Board also reviewed Philips’ annual and interim financial statements, including non-financial information, prior to publication thereof.

Supervisory Board meetings and attendance

In 2015, the Supervisory Board convened for seven regular meetings and one extraordinary meeting. Moreover, we collectively and individually interacted with members of the Executive Committee and with senior management outside the formal Supervisory Board meetings. The Chairman of the Supervisory Board and the CEO met regularly for bilateral discussions about the progress of the Company on a variety of matters. The Supervisory Board also held bilateral meetings with several members of the Executive Committee to discuss a range of topics.

The Supervisory Board meetings were well attended in 2015. The attendance percentage at the meetings - including the committee meetings - was again high (in excess of 90%). The Supervisory Board visited the Company’s site in Somerset, the United States, and toured its Lighting Application Center, to view demonstrations of its innovations in the Lighting market and meet with employees. The Supervisory Board also visited the Company’s site in Best, the Netherlands, where we reviewed, among other things, the quality system of the Image Guided Therapy business group. The Supervisory Board committees also convened regularly (see the separate reports of the committees below) and all of the committees regularly reported back on their activities to the full Supervisory Board. In

Annual Report 2015      103

Supervisory Board report 10

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

The Supervisory Board currently consists of nine members, after the appointment of Mr David Pyott at the 2015 Annual General Meeting.

The agenda for the upcoming 2016 Annual General Meeting of Shareholders will include a proposal to reappoint Mrs Neelam Dhawan to the Supervisory Board for an additional term of four years. The current term of appointment of Mr Ewald Kist will expire at the end of such meeting, after serving three consecutive terms on the Board. We are grateful to Ewald for his years of service, which included him being Chairman of the Audit Committee, for his dedication and the wisdom that he brought to Supervisory Board discussions and decisions.

In 2015, there were also a number of changes to the chairmanships and memberships within the Board. David Pyott was appointed as member of the Supervisory Board and became a member of the Audit Committee. Jackson Tai, Heino von Prondzynski and Kees van Lede were re-appointed as members of the Supervisory Board. Kees van Lede and Heino von Prondzynski stepped down from the Audit Committee. In 2015, we also established two new Supervisory Board Committees: the Separation Committee and the Quality & Regulatory Committee. Please refer to the description of the activities of such committees below in this Supervisory Board report.

The profile of the Supervisory Board aims for an appropriate combination of knowledge and experience among its members, encompassing marketing, manufacturing, technology, financial, economic, social, quality & regulatory and legal aspects of international business, government and public administration in relation to the global and multi- product character of Philips’ businesses. The Supervisory Board pays great value to diversity in its composition. More particular it aims for having members with both European and non- European backgrounds (nationality, working experience or otherwise) and one or more members who have held an executive or similar position in business or society.

In addition, we support Philips’ policy to appoint a well-balanced mix of women and men to its Board of Management, Executive Committee and Supervisory Board, including the policy of having at least 30% of the seats on the Board of Management and the Supervisory Board held by women and at least 30% of the seats held by men.

Currently, the Supervisory Board’s gender diversity is within the statutory criteria. We note that there may be various pragmatic reasons – such as other relevant selection criteria and the availability of suitable candidates within Philips – that could play a role in the achievement of our diversity targets.

In 2015, the members of the Supervisory Board again completed a questionnaire to verify compliance in 2015 with applicable corporate governance rules and its Rules of Procedure. The outcome of this survey was satisfactory.

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

The responses to the questionnaire were aggregated into a report, which was discussed by the Supervisory Board in a private meeting. Certain areas were identified that could be improved and it was decided that the Chairman would follow-up with individual members to address specific issues. This resulted in a number of suggestions to improve the quality of the discussion in Board meetings, which will be implemented in 2016. All members of the Supervisory Board had a ‘one to one’ discussion with the Chairman, and the Chairman was evaluated by the Vice-Chairman. The responses provided by the Supervisory Board members indicated that the Board continues to be a well-functioning team and we believe a diversity of experience and skills is represented on the Board. The Board has spent time throughout 2015 considering its composition and it will continue to devote attention to this topic during 2016. The functioning of the Supervisory Board committees was considered to be commendable (or better) and specific feedback was addressed by the Chairman of each committee with its members.

The use of an external evaluator to measure the functioning of the Supervisory Board may be considered in the future.

104      Annual Report 2015

Supervisory Board report 10

Supervisory Board committees

The Supervisory Board has assigned certain of its tasks to the three long-standing committees, also referred to in the Dutch Corporate Governance Code: the Corporate Governance and Nomination & Selection Committee, the Remuneration Committee and the Audit Committee. The separate reports of these committees are part of this Supervisory Board report and are published below. As explained below, the Supervisory Board additionally established the Separation Committee and the Quality & Regulatory Committee in 2015. The function of all of the Board’s committees is to prepare the decision-making of the full Supervisory Board, and the committees currently have no independent or assigned powers. The full Board retains overall responsibility for the activities of its committees.

Separation Committee

We have established the Separation Committee following the Company’s decision to establish two standalone companies focused on the HealthTech and Lighting opportunities respectively. The Separation Committee assists the Supervisory Board in its oversight responsibilities relating to the implementation of this decision. Its members are Jeroen van der Veer and Jackson Tai, chaired by Kees van Lede. The Separation Committee met 5 times in 2015. The Separation Committee reviewed the details of the separation across all Lighting businesses and Markets, and discussed the separation of items including intellectual property (including use of the Philips brand), information technology infrastructure, real estate and legacy liabilities. The allocation of employees between Royal Philips and Philips Lighting was also reviewed. The Separation Committee reported to the full Supervisory Board that it was impressed by the high standard of professionalism and efficiency displayed by the Management throughout the year and commends the Company on a well planned and executed separation.

Quality & Regulatory Committee

We have established the Quality and Regulatory Committee in view of the continued relevance of the quality of the Company’s products, systems, services and software and the development, testing, manufacturing, marketing and servicing thereof, and regulatory requirements relating thereto. The Q&R Committee assists the Supervisory Board in fulfilling its oversight responsibilities in this area, whilst recognizing that the Audit Committee assists the Supervisory Board in the oversight of other areas of regulatory, compliance and legal matters. Its members are Heino von Prondzynski, David Pyott and Jackson Tai, chaired by Christine Poon. The Q&R Committee met 5 times in 2015. In each meeting, the Q&R Committee reviewed material developments, the quality and regulatory dashboards, which display key performance indicators for business groups and markets, the status of ongoing internal and external audits and any remediation actions underway or completed. In addition, the Q&R Committee reviewed the roadmap to simplify the Company’s supplier base, the talent and succession planning in the Quality & Regulatory function and the training and education efforts around Quality & Regulatory matters being implemented in the Company. Members of the Q&R Committee visited sites and reviewed quality systems in the United States and the Netherlands.

Supervisory Board remuneration

The agenda for the upcoming 2016 Annual General Meeting of Shareholders will include a proposal to determine the remuneration of the members of the Quality & Regulatory Committee of the Supervisory Board which will be in line with the remuneration of the members of the Separation Committee as approved at the 2015 Annual General Meeting.

Financial Statements 2015

The financial statements of the company for 2015, as presented by the Board of Management, have been audited by KPMG Accountants N.V. as independent external auditor appointed by the General Meeting of Shareholders. Its reports have been included in section 13.5, Independent auditor’s report, of this report. We have approved these financial statements, and all individual members of the Supervisory Board (together with the members of the Board of Management) have signed these documents.

We recommend to shareholders that they adopt the 2015 financial statements. We likewise recommend to shareholders that they adopt the proposal of the Board of Management to make a distribution of EUR 0.80 per common share (up to EUR 740 million), in cash or in shares at the option of the shareholder, against the net income for 2015 and retained earnings.

Finally, we would like to express our thanks to the members of the Executive Committee and all other employees for their continued contribution during the year.

February 23, 2016

The Supervisory Board

Jeroen van der Veer

Christine Poon

Neelam Dhawan

Orit Gadiesh

Ewald Kist

Kees van Lede

David Pyott

Heino von Prondzynski

Jackson Tai

Further information

To gain a better understanding of the responsibilities of the Supervisory Board and the internal regulations and procedures governing for its functioning and that of its

Annual Report 2015      105

Supervisory Board report 10

committees, please refer to chapter 11, Corporate governance, of this report and to the following documents published on the company’s website:

•	Articles of Association

•	Rules of Procedure Supervisory Board, including the Charters of the Board committees

•	Rules of Conduct with respect to Inside Information

Changes and re-appointments Supervisory Board and committees 2015

•	Jackson Tai, Heino von Prondzynski and Kees van Lede were re-appointed as members of the Supervisory Board.

•	David Pyott was appointed as member of the Supervisory Board and was appointed as a member of the Audit Committee.

•	The Quality & Regulatory Committee, Chaired by Christine Poon, and the Separation Committee, Chaired by Kees van Lede, were established.

Changes and re-appointments Supervisory Board 2016

•	It is proposed to re-appoint Neelam Dhawan as a member of the Supervisory Board. The term of appointment of Ewald Kist will expire at the end of the 2016 AGM.

Changes Management 2015

•	Frans van Houten and Pieter Nota were re-appointed as Chief Executive Officer and member of the Board of Management, respectively.

•	Abhijit Bhattacharya was appointed as a member of the Board of Management and Chief Financial Officer.

•	Ron Wirahadiraksa and Jim Andrew left the company, Patrick Kung retired.

10.1 Report of the Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee is chaired by Jeroen van der Veer and its other members are Christine Poon and Heino von Prondzynski.

The Committee is responsible for the review of selection criteria and appointment procedures for the Board of Management, the Executive Committee, certain other key management positions, as well as the Supervisory Board.

In 2015, the Committee met five times and devoted time on the appointment or reappointment of candidates to fill current and future vacancies on the Board of Management, Executive Committee and Supervisory Board. In particular, the Committee discussed the outcome of comprehensive third-party reviews of the management of the Royal Philips and Lighting businesses, which included an analysis of competencies and succession planning. The Committee consulted with the CEO and other members of the Board of Management. Following those consultations it prepared decisions and advised the Supervisory Board on the candidates for appointment.

This resulted in Abhijit Bhattacharya succeeding Ron Wirahadiraksa as CFO, including Abhijit’s appointment as member of the Board of Management at the Extraordinary General Meeting of Shareholders held on December 18, 2015.

This also resulted in the proposed re-appointment at the upcoming 2016 Annual General Meeting of Shareholders of Neelam Dhawan as a member of the Supervisory Board, as well as the appointment of Christine Poon as Vice-Chairman of the Supervisory Board. As it does each year, the Committee discussed succession planning for Executive Committee members. The Committee furthermore discussed the resignation of Jim Andrew and reviewed candidates for his successor, leading to the appointment of Jean Botti as Philips’ new Chief Innovation & Strategy Officer in January 2016, as well as the retirement of Patrick Kung and his succession by Andy Ho.

The Committee spent considerable time, also in consultation with the Separation Committee Chairman, reviewing the implications of the separation of the Company into two companies for governance, succession and talent development.

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

Under its responsibility for the selection criteria and appointment procedures for Philips’ senior management, the Committee reviewed the succession plans for top 70 positions and emergency candidates for key roles in the Company. In 2015, there was special

106      Annual Report 2015

Supervisory Board report 10.1

focus on the management teams of the two operating committees responsible for the day-to-day management of the businesses addressing the HealthTech and Lighting opportunities.

With respect to corporate governance matters, the Committee discussed relevant developments and legislative changes during two meetings. The Committee reviewed the corporate governance of Royal Philips and considered options for governance models for Philips Lighting should it become a company listed at a stock exchange. Given this possibility, the Committee also reviewed potential candidates for a supervisory board of Philips Lighting.

10.2 Report of the Remuneration Committee

Introduction

The Remuneration Committee is chaired by Heino von Prondzynski. Its other members are Jeroen van der Veer, Ewald Kist and Christine Poon. The Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee. In performing its duties and responsibilities the Remuneration Committee is assisted by an external consultant and in-house remuneration expert acting on the basis of a protocol which ensures that he acts on the instructions of the Remuneration Committee. Currently, no member of the Remuneration Committee is a member of the management board of another listed company. In line with applicable statutory and other regulations, this report focuses on the terms of engagement and remuneration of the members of the Board of Management. The Committee met six times in 2015.

10.2.1 Remuneration policy

The objective of the remuneration policy for members of the Board of Management, as adopted by the general meeting of shareholders, is in line with that for executives throughout the Philips Group. That is, to attract, motivate and retain qualified senior executives of the highest caliber with an international mindset and the background essential for the successful leadership and effective management of a large global company. The Board of Management remuneration policy is benchmarked regularly against companies in the general industry and aims at the median market position.

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

Key features of our Executive Committee Compensation Program

The list below highlights Philips’ approach to remuneration, in particular taking into account Corporate Governance practices in the Netherlands.

What we do

•	We pay for performance

•	We conduct scenario analyses

•	We have robust stock ownership guidelines

•	We have claw-back policies incorporated into our incentive plans

•	We have a simple and transparent remuneration structure in place

What we do not do

•	We do not pay dividend equivalents on stock options, or restricted share units and performance share units that do not vest

•	We do not offer executive contracts with longer than 12 months’ separation payments

•	We do not have a remuneration policy in place that encourages our Board of Management to take any inappropriate risks or to act in their own interests

•	We do not reward failing members of the Board of Management upon termination of contract

•	We do not grant loans or give guarantees to the Board of Management

10.2.2 Contracts for the provision of services

Below, the main elements of the contracts for the provision of services of the members of the Board of Management are included.

Term of appointment

The members of the Board of Management are engaged for a period of 4 years, it being understood that this period expires no later than at the end of the following AGM held in the fourth year after the year of appointment.

Annual Report 2015      107

Supervisory Board report 10.2.2

Philips Group

Contract terms for current members

end of term

F.A. van Houten	AGM 2019

A. Bhattacharya	AGM 2019

P.A.J. Nota	AGM 2019

Notice period

Termination of the contract for the provision of services is subject to six months’ notice for both parties.

Severance payment

The severance payment is set at a maximum of one year’s base compensation.

Share ownership

Simultaneously with the introduction of the current Long-Term Incentive Plan (LTI) in 2013, the guideline for members of the Board of Management to hold a certain number of shares in the Company was increased to the level of at least 200% of base pay (300% for the CEO). Until this level has been reached the members of the Board of Management are required to retain all after-tax shares derived from any long-term incentive plan.

Pieter Nota has reached the required share ownership level, the CEO has increased his ownership significantly throughout the year to currently 81% of his target and Abhijit Bhattacharya is at 53% of his target.

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

10.2.4 Remuneration costs

The table below gives an overview of the costs incurred by the Company in the financial year in relation to the remuneration of the Board of Management. Costs related to performance shares, stock option and restricted share right grants are taken by the Company over a number of years. As a consequence, the costs mentioned below in the performance shares, stock options and restricted share rights columns are the accounting cost of multi-year Long-Term Incentive grants given to members of the Board of Management.

Philips Group

Remuneration Board of Management1) in EUR

2015

		Costs in the year

	annual base compensation2)	base compensation	realized annual incentive	performance shares	stock options	restricted share rights	pension allowances	pension scheme costs	other compensation

F.A. van Houten	1,175,000	1,168,750	768,920	1,273,940	17,713	28,279	529,387	25,241	78,035
A. Bhattacharya	650,000	23,551	11,937	8,968	—	183	7,315	886	998
P.A.J. Nota	680,000	672,500	383,112	605,749	12,045	21,964	270,529	26,302	104,918

		1,864,801	1,163,969	1,888,657	29,758	50,426	807,231	52,429	183,951

1)	Reference date for board membership is December 31, 2015
2)	Base compensation as of April 1, 2015 and for Mr Bhattacharya as of date of appointment as a member of the Board of Management

The performance shares granted in 2013, 2014 and 2015 to Mr R.H. Wirahadiraksa have lapsed per November 30, 2015. The same applies to the premium shares awarded as a result of restricted share right releases in the past.

No more restricted share rights were outstanding on November 30, 2015. Vested stock options may be exercised up to May 30, 2016, and July 29, 2016, respectively. All in accordance with the terms and conditions of the applicable Long-Term Incentive plans.

For further details on the pension allowances and pension costs see sub-section 10.2.8, Pensions, of this report.

10.2.5 Annual base compensation

The annual compensation of the members of the Board of Management has been reviewed in April 2015 as part of the regular remuneration review. The annual compensation of Frans van Houten has been increased per April 1, 2015, from EUR 1,150,000 to EUR 1,175,000. The annual compensation of Pieter Nota has been increased from EUR 650,000 to EUR 680,000.

Both increases were made to move base compensation levels closer to market levels. The annual compensation of the CFO, Abhijit Bhattacharya, has been determined per appointment as CFO at EUR 650,000.

10.2.6 Annual Incentive

Each year, a variable cash incentive (Annual Incentive) can be earned, based on the achievement of specific and challenging targets. The Annual Incentive criteria are made up for 80% of the financial indicators of the Company and for 20% of the team targets comprising, among others, targets as part of our sustainability program.

The on-target Annual Incentive percentage is set at 80% of the annual base compensation for the CEO and at 60% of the annual base compensation for other members of the Board of Management. The maximum Annual Incentive achievable is 160% of the annual base compensation for the CEO and 120% of the annual base compensation for members of the Board of Management.

108      Annual Report 2015

Supervisory Board report 10.2.6

To support the performance culture, the Annual Incentive plan is based on (financial) targets at ‘own level’ and ‘group’ level results (line-of-sight). The 2015 payouts, shown in the table below, reflect the at or above threshold performance of CSG, Adjusted IFO and Working Capital at the Group level.

Philips Group

Annual Incentive realization in EUR

2015 (payout in 2016)

	realized annual incentive	as a % of base compensation (2015)

F.A. van Houten	768,920	65.4%
A. Bhattacharya1)	11,937	50.7%
P.A.J. Nota	383,112	56.3%

1)	Pay-out related to board membership period only

10.2.7 Long-Term Incentive Plan

Grants made under the 2015 LTI Plan consist of performance shares only.

Grant size

The annual grant size is set by reference to a multiple of base compensation. For the CEO the annual grant size is set at 120% of base compensation and for the other members of the Board of Management at 100% of base compensation. This is broadly at a mid-market level against leading European listed companies. The actual number of performance shares to be awarded is determined by reference to the average of the closing price of the Philips share on the day of publication of the first quarterly results and the four subsequent dealing days.

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

The EPS targets are set annually by the Supervisory Board. Given that these targets are considered to be company sensitive, disclosure will take place retrospectively at the end of the performance period. EPS targets and the achieved performance are published in the Annual Report after the relevant performance period. For realizaton of the 2013 grant, see the table on vesting 2013 awards at the end of this section.

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

On January 26, 2015, Medtronic completed the acquisition of Covidien. To address the delisting of Covidien the Supervisory Board adopted the approach of recognizing Covidien’s performance through the delisting date and as a proxy for future performance, assumed reinvestment in an index of the remaining 20 peer companies, therefore, effectively retaining a peer group of 21 companies.

The performance incentive-zone is outlined in the table below:

Philips Group

Performance-incentive zone for TSR in %

Position	≥21 -14	≥13	≥12	≥11	≥10	≥9	≥8	≥7	≥6 -1

Payout	0	60	60	100	120	140	160	180	200

Under the LTI Plan members of the Board of Management were granted 93,018 performance shares in 2015.

The following tables provide an overview at end December 2015 of stock option grants, restricted share rights grants and performance share grants. The reference date for board membership is December 31, 2015.

Annual Report 2015      109

Supervisory Board report 10.2.7

For more details of the LTI Plan see note 28, Share-based compensation.

Realization of 2013 performance share grant

The 3-year performance period of the 2013 performance share grant ended on December 31, 2015. The payout results are explained below.

TSR (50% weighting)

The TSR achieved by Philips during the performance period was 34.15%. This positioned Philips between the 12th and 13th ranked company in the peer group shown in the table below, resulting in a payout of 60%.

TSR results Philips LTI Plan 2013 grants Koninklijke Philips:

34.15%

Total Shareholder Return ranking per December 31, 2015
Start date: December 2012
End date: December 2015

Company	total return	rank number

Panasonic	202.52%	1
Covidien	99.10%	2
Medtronic	88.74%	3
Legrand	82.06%	4
3M	81.03%	5
Honeywell International	76.37%	6
Danaher	74.71%	7
Johnson Controls	68.72%	8
Hitachi	65.40%	9
Johnson & Johnson	56.87%	10
Electrolux	53.12%	11
General Electric	52.78%	12

Siemens	29.97%	13
Procter & Gamble	22.03%	14
Eaton	19.13%	15
Schneider Electric	16.17%	16
ABB	12.96%	17
Toshiba	11.35%	18
Emerson Electric	4.24%	19
Smiths Group	3.43%	20
LG Electronics	(30.08)%	21

Philips Group

Stock options

	grant date		number of stock options	value at grant date1)	end of lock-up period	value at end of lock- up period1)

F.A. van Houten	2012		75,000	212,550	2015	732,368
	2013	2)	55,000	242,534	2016	n.a.
A. Bhattacharya	2012		16,500	46,761	2015	161,121
P.A.J. Nota	2012		51,000	144,534	2015	498,010
	2013	2)	38,500	169,773	2016	n.a.

1)     Value based on Black & Scholes value

2)      Accelerate! Grant

Philips Group

Restricted share rights

	grant date	number of restricted share rights originally granted	value at grant date	number of restricted share rights released in 2015	value at release date in 2015

F.A. van Houten	2012	20,001	296,415	6,667	181,209
A. Bhattacharya	2012	4,401	65,223	1,467	39,873
P.A.J. Nota	2012	13,602	201,582	4,534	123,234

110      Annual Report 2015

Supervisory Board report 10.2.7

Adjusted EPS growth (50% weighting)

The EPS payouts and targets set at the beginning of the performance period were as follows:

	below
	threshold	threshold	target	maximum

EPS (euro)	<1.30	1.30	1.50	1.80
Payout	0%	40%	100%	200%

EPS is based on the underlying income from continuing operations attributable to shareholders, as included in the Annual Report, adjusted for changes in accounting principles. Furthermore, the Supervisory Board has also deemed it appropriate to make adjustments relating to certain other items that were not contemplated when the targets were set in 2012. These relate to costs associated with M&A activity, earnings from acquired companies, charges relating to the recent pension de-risking, and impact of foreign exchange variations versus plan. In addition, we have added back in earnings from Lumileds, even though classed as discontinued operations, since planned earnings from this business were included in the original EPS targets.

The resulting EPS achievement was determined by the Supervisory Board as 110%, resulting in a payout of 55%.

In view of the above, the following performance achievement and vesting levels have been determined by the Supervisory Board in respect of the 2013 grant of performance shares:

metric	achievement	weighting	vesting level

TSR	60%	50%	30%
EPS	110%	50%	55%
total			85%

The original grant in 2013 has been downward adjusted by 15% to reflect the performance. The 2013 grant shown in the table headed ‘Philips Group -Performance Shares’ in this section does not reflect this adjustment.

10.2.8 Pensions

Due to legislative changes in the Netherlands, effective January 1, 2015 a new pension arrangement applies to the Board of Management, the other members of the Executive Committee and the Executives working under a Dutch contract.

As of this date pension plans which allow pension accrual based on a pensionable salary exceeding an amount of EUR 100,000 are, for fiscal purposes, considered to be non-qualifying schemes. For this reason the Executive Pension Plan in the Netherlands has been terminated.

The following pension arrangement is in place for the members of the Board of Management with effect from January 1, 2015:

•

Flex Pension Plan in the Netherlands, which is a Collective Defined Contribution plan with a fixed contribution of 26.2% up to the maximum pensionable salary of EUR 100,000. The Flex Plan has a target retirement age of 67 and a target accrual rate of 1.85%;

•	A gross Pension Allowance equal to 25% of the base compensation exceeding EUR 100,000;

•

A temporary gross Transition Allowance, for a maximum period of 8 years (first 5 years in full; year 6: 75%; year 7: 50%, year 8: 25%) for members of the Board who were participants of the former Executive Pension Plan. The level of the allowance is based on the age and salary of the Board member on December 31, 2014.

The total pension cost of the Company related to this new pension arrangement (including the temporary Transition Allowance for the remaining 7 years) is at a comparable level over a period of time to the pension cost under the former Executive Pension Plan.

10.2.9 Additional arrangements

In addition to the main conditions as stipulated in the contracts for the provision of services, a number of additional arrangements apply to members of the Board of Management. These additional arrangements, such as expense and relocation allowances, medical

Philips Group

Performance shares1)

	grant date	number of performance shares originally granted	value at grant date	end of vesting period	number of performance shares vested in 2015	value at vesting date in 2015

F.A. van Houten	2013	62,559	1,320,000	2016	n.a.	n.a.
	2014	59,075	1,380,000	2017	n.a.	n.a.
	2015	54,877	1,410,000	2018	n.a.	n.a.
A. Bhattacharya	2013	11,848	250,000	2016	n.a.	n.a.
	2014	10,702	250,000	2017	n.a.	n.a.
	2015	11,676	300,000	2018	n.a.	n.a.
P.A.J. Nota	2013	29,621	625,000	2016	n.a.	n.a.
	2014	27,825	650,000	2017	n.a.	n.a.
	2015	26,465	680,000	2018	n.a.	n.a.

1)    Dividend performance shares not included

Annual Report 2015      111

Supervisory Board report 10.2.9

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

10.2.10 Remuneration of the Supervisory Board

As the base fee for the members of the Supervisory Board had not changed since 2008, and in view of the increased activities and responsibilities of the Supervisory Board, a revised remuneration structure was proposed and approved by the 2015 General Shareholders’ Meeting. The table below gives an overview of this new remuneration structure.

Philips Group

Remuneration Supervisory Board1) in EUR

2015

	Chairman	Vice Chairman	Member

Supervisory Board	135,000	90,000	80,000

Audit Committee	22,500	n.a.	13,000

Remuneration Committee	15,000	n.a.	10,000

Corporate Governance and Nomination & Selection Committee	15,000	n.a.	7,500

Separation Committee	15,000	n.a.	10,000

Attendance fee per inter-European trip	2,500	2,500	2,500

Attendance fee per intercontinental trip	5,000	5,000	5,000

Entitlement to Philips product arrangement	2,000	2,000	2,000

1)  For more details, see note 29, Information on remuneration

10.2.11 Year 2016

2016 will be a momentous year for Philips with the planned separation into two world-class companies focused on HealthTech and Lighting opportunities. As a result of this separation, during 2016 we will review the remuneration and long-term incentive policies that apply to both companies and submit whatever is required by the financial and regulatory authorities and request shareholder approvals, as appropriate.

In respect of the HealthTech business we expect minimal changes in target levels of remuneration that will apply to the Board of Management in 2016.

10.3 Report of the Audit Committee

The Audit Committee is chaired by Jackson Tai, and its other members are Neelam Dhawan, Orit Gadiesh and David Pyott. Jeroen van der Veer also regularly participated in Audit Committee meetings. The Committee assists the Supervisory Board in fulfilling its supervisory responsibilities for (inter alia) ensuring the integrity of the Company’s financial statements and reviewing the Company’s internal controls.

The Audit Committee met five times during 2015, including at the conclusion of each quarter, and reported its findings to the plenary Supervisory Board. The CEO, the CFO, the Chief Legal Officer, the Head of Internal Audit, the Group Controller and the external auditor (KPMG Accountants N.V.) attended all regular meetings.

As decided by the 2015 Annual General Meeting of Shareholders, Ernst & Young Accountants LLP were appointed as the company’s new external auditor effective January 1, 2016. To ensure a smooth transition between KPMG Accountants N.V. and Ernst & Young Accountants LLP, the Audit Committee also invited the lead partner from Ernst & Young Accountants LLP to attend Audit Committee meetings during the second half of 2015. KMPG Accountants N.V. and Ernst & Young Accountants LLP each reported that the transition between auditors was proceeding well and the Audit Committee has confidence that Ernst & Young Accountants LLP will assume its auditor duties without interruption.

Furthermore, for each meeting, the Committee met separately with each of the CEO, the CFO, the Chief Legal Officer, the Head of Internal Audit and the external auditor as well as on an ad hoc basis with other company employees, such as the Group Treasurer, the Group Accountant, the Head of Mergers, Acquisitions and Divestments and the Head of Financial Risk and Pensions Management.

The overview below indicates some of the matters that were discussed during meetings throughout 2015:

•

The Company’s 2015 annual and interim financial statements, including non-financial information, prior to publication thereof. The Committee also assessed in its quarterly meetings the adequacy and appropriateness of internal control policies and internal audit programs and their findings.

•

Matters relating to accounting policies, financial risks and compliance with accounting standards. Compliance with statutory and legal requirements and regulations, particularly in the financial domain, was also reviewed. Important findings, Philips’ major

112      Annual Report 2015

Supervisory Board report 10.3

areas of risk (including the internal auditor’s reporting thereon, and the Chief Legal Officer’s review of litigation and other claims) and follow-up actions and appropriate measures were examined thoroughly. The Committee again reviewed the Company’s pension liabilities and its program to de-risk future pension liabilities and related employee, economic, financial accounting and reporting implications, as well as the implementation of that program. Each quarter, the Committee reviewed the Company’s cash flow generation, liquidity and headroom, capital structure throughout the year and the implications for the Company’s credit ratings and its ability to undertake its financial commitments, including the Company’s share repurchase program and payment of dividends. The Committee also reviewed the goodwill impairment test performed in the second quarter, risk management, tax issues, information security, developments in regulatory investigations as well as legal proceedings including antitrust investigations and related provisions and environmental exposures.

•

Specific finance topics included the implications to the Company’s capital structure following the proposed sale of Lumileds and Automotive (including its classification as discontinued operations), the Volcano acquisition and the accounting therefore, the intended separation of the Lighting business and its potential impact on the 2015 financial statements, as well as taxation, the activities of Philips Capital, the Company’s currency hedging practices and the impact of certain potential acquisitions.

•

With regard to the internal audit, the Committee reviewed, and if required approved, the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, as well as the staffing, independence and organizational structure of the internal audit function. The separation of the audit function for Royal Philips and Philips Lighting, including staffing capabilities and its management succession, was also discussed.

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

•

The Company’s policy on business controls, the General Business Principles including the deployment thereof and amendments thereto. The Committee was informed on, and it discussed and monitored closely the Company’s internal control certification processes, in particular compliance with section 404 of the US Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls. It also discussed on a regular basis the developments in and findings resulting from investigations into alleged violations of the General Business Principles and, if required, any measures taken.

During each Audit Committee meeting, the Committee reviewed the report from the external auditor in which the auditor set forth its findings and attention points during the relevant period. The Committee also assessed the overall performance of the external auditor, as required by the Auditor Policy. The Committee also reviewed its own Charter and concluded that it was satisfactory.

Annual Report 2015      113

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

11.1 Board of Management

Introduction

The Board of Management is entrusted with the management of the Company. Certain key officers have been appointed to manage the Company together with the Board of Management. The members of the Board of Management and these key officers together constitute the Executive Committee. Under the chairmanship of the President/Chief Executive Officer (CEO), the members of the Executive Committee share responsibility for the deployment of its strategy and policies, and the achievement of its objectives and results. The Executive Committee has, for practical purposes, adopted a division of responsibilities indicating the functional and business areas monitored and reviewed by the individual members. For the purpose of this corporate governance report, where the Executive Committee is mentioned this also includes the Board of Management unless the context requires otherwise.

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

114      Annual Report 2015

Corporate governance 11.1

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

The acceptance by a member of the Board of Management of a position as a member of a supervisory board or a position of non-executive director in a one-tier board (Non-Executive Directorship) at another company requires the approval of the Supervisory Board. The Supervisory Board is required to be notified of other important positions (to be) held by a member of the Board of Management. Under the Dutch Corporate Governance Code, no member of the Board of Management shall hold more than two Non-Executive Directorships at listed companies, or is a chairman of a supervisory board or one-tier board, other than of a Group company or participating interest of the Company. Dutch legislation provides for further limitations on the Non-Executive Directorships. No member of the Board of Management shall hold more than two Non-Executive Directorships at ‘large’ companies (naamloze vennootschappen or besloten vennootschappen) or ‘large’ foundations (stichtingen) as defined under Dutch law and no member of the Board of Management shall hold the position of chairman of another one-tier board or the position of chairman of another supervisory board. In order for a company or foundation to be regarded as large, it must meet at least two of the following criteria: (i) the value of the assets according to the balance sheet with explanatory notes, considering the acquisition or manufacturing price, exceeds EUR 20 million; (ii) the net turnover exceeds EUR 40 million; or (iii) the average number of employees equals or exceeds 250. During the financial year 2015 all members of the Board of Management complied with the limitations on Non-Executive Directorships described above.

Since 2013, Dutch legislation on board diversity provided that the Company must pursue a policy of having at least 30% of the seats on the Board of Management held by men and at least 30% of the seats held by women. The relevant rule ceased to have effect on January 1, 2016, but a bill aimed at reintroducing the rule was announced in November 2015. For more details on board diversity please be referred to section 10.1, Report of the Corporate Governance and Nomination & Selection Committee, of this report.

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

Relevant matters relating to conflicts of interests, if any, shall be mentioned in the Annual Report for the financial year in question. No such matters have occurred during the financial year 2015.

Annual Report 2015      115

Corporate governance 11.1

Amount and composition of the remuneration of the Board of Management

The remuneration of the individual members of the Board of Management is determined by the Supervisory Board on the proposal of the Remuneration Committee of the Supervisory Board, and must be consistent with the policy thereon as adopted by the General Meeting of Shareholders. The current remuneration policy applicable to the Board of Management was adopted by the 2013 Annual General Meeting of Shareholders, and is published on the Company’s website. A full and detailed description of the composition of the remuneration of the individual members of the Board of Management is included in section 10.2, Report of the Remuneration Committee, of this report.

Pursuant to Dutch legislation, the implementation of the remuneration policy during the financial year must be included as a separate agenda item in the convening notice for a General Meeting of Shareholders and must be dealt with before the meeting can proceed to consider and adopt the Annual Accounts.

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

All current members of the Board of Management are engaged by means of a services agreement (overeenkomst van opdracht), as Dutch legislation prohibits a member of the Board of Management to be employed by means of a contract of employment. In case of the appointment or re-appointment of a member of the Board of Management, the main elements of the services agreement - including the amount of the fixed base compensation, the structure and amount of the variable compensation component, any severance plan, pension arrangements and the general performance criteria - shall be made public no later than at the time of issuance of the notice convening the General Meeting of Shareholders in which a proposal for (re-)appointment of that member of the Board of Management has been placed on the agenda. In compliance with the Dutch Corporate Governance Code, the term of the services agreement of the members of the Board of Management is set at four years and, in case of termination, severance payment is limited to a maximum of one year’s base compensation.

From 2003 until 2013, Philips maintained a Long-Term Incentive Plan (LTI Plan) consisting of a mix of restricted shares rights and stock options for members of the Board of Management, Philips executives and other key employees. Since the full revision in 2013 of the LTI Plan applicable to members of the Board of Management, the plan consists of performance shares only, with a three year post-grant performance measurement. For more details please be referred to section 10.2, Report of the Remuneration Committee, of this report.

The so-called ultimum-remedium clause and claw-back clause of best practice provisions II.2.10 and II.2.11 of the Dutch Corporate Governance Code are applicable to Annual Incentive payments and LTI grants for the year 2009 onwards to all members of the Board of Management. In respect of the LTI grants, the ultimum remedium clause can be applied to the performance-related actual number of stock options, restricted share rights and/or performance shares that is granted. In addition, pursuant to Dutch legislation (effective January 1, 2014), the Supervisory Board is authorized to change unpaid bonuses awarded to members of the Board of Management if payment or delivery of the bonus would be unacceptable according to the principles of reasonableness and fairness. The Company, which in this respect may also be represented by the Supervisory Board or a special representative appointed for this purpose by the General Meeting of Shareholders, may also claim repayment of bonuses paid or delivered (after December 31, 2013) insofar as these have been granted on the basis of incorrect information on the fulfillment of the relevant performance criteria or other conditions. Bonuses are broadly defined as ‘non-fixed’ remuneration, either in cash or in the form of share-based compensation, that is conditional in whole or in part on the achievement of certain targets or the occurrence of certain circumstances. The explanatory notes to the balance sheet shall report on any moderation and/or claim for repayment of board remuneration. No such moderation or claim for repayment has occurred during the financial year 2015.

Dutch legislation also provides for an obligation for the Company to reduce the remuneration of a member of the Board of Management, if and to the extent the value of such member’s share-based remuneration would have increased as a result of the announcement of a large transaction (requiring shareholder approval) or a public offer for the Company.

Members of the Board of Management hold shares in the Company for the purpose of long-term investment and are required to refrain from short-term transactions in Philips securities. According to the Philips Rules of Conduct on Inside Information, members of the Board of Management are only allowed to trade in Philips securities (including the exercise

116      Annual Report 2015

Corporate governance 11.1

of stock options) during ‘windows’ of twenty business days following the publication of annual and quarterly results (provided the person involved has no ‘inside information’ regarding Philips at that time unless an exemption is available). Furthermore, the Rules of Procedure of the Board of Management and Executive Committee contain provisions concerning ownership of and transactions in non-Philips securities by members of the Board of Management. Members of the Board of Management are prohibited from trading, directly or indirectly, in securities of any of the companies belonging to the peer group, during one week preceding the disclosure of Philips’ annual or quarterly results. The rules referred to above in this paragraph apply to members of the Executive Committee correspondingly. Transactions in shares in the Company carried out by members of the Board of Management or members of the Supervisory Board and other Insiders (if applicable) are notified to the Netherlands Authority for the Financial Markets (AFM) in accordance with Dutch law and, if necessary, to other relevant authorities.

Indemnification of members of the Board of Management and Supervisory Board

Unless the law provides otherwise, the members of the Board of Management and of the Supervisory Board shall be reimbursed by the Company for various costs and expenses, such as the reasonable costs of defending claims, as formalized in the Articles of Association. Under certain circumstances, described in the Articles of Association, such as an act or failure to act by a member of the Board of Management or a member of the Supervisory Board that can be characterized as intentional (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar), there will be no entitlement to this reimbursement unless the law or the principles of reasonableness and fairness require otherwise. The Company has also taken out liability insurance (D&O-Directors & Officers) for the persons concerned.

In line with regulatory requirements, the Company’s policy forbids personal loans to and guarantees on behalf of members of the Board of Management or the Supervisory Board, and no loans and guarantees have been granted and issued, respectively, to such members in 2015, nor are any loans or guarantees outstanding as of December 31, 2015.

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

With respect to financial reporting a structured self-assessment and monitoring process is used company-wide to assess, document, review and monitor compliance with internal control over financial reporting. Internal representations received from management, regular management reviews, reviews of the design and effectiveness of internal controls and reviews in group and Business Group, Market and Function Audit & Risk committees are integral parts of the Company’s risk management approach. On the basis thereof, the Board of Management confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls have properly functioned in 2015. The financial statements fairly represent the financial condition and result of operations of the Company and provide the required disclosures.

It should be noted that the above does not imply that these systems and procedures provide certainty as to the realization of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud and non-compliances with rules and regulations.

In view of the above the Board of Management believes that it is in compliance with the requirements of recommendation II.1.4. of the Dutch Corporate Governance Code. The above statement on internal controls should not be construed as a statement in response to the requirements of section 404 of the US Sarbanes-Oxley Act. The statement as to compliance with section 404 is set forth in section 12.1, Management’s report on internal control, of this report.

Annual Report 2015      117

Corporate governance 11.1

Next to the Philips General Business Principles (GBP), the Company has a Financial Code of Ethics which additionally applies to designated senior executives, including the CEO and the CFO, and employees working in the Finance and Accounting departments. The GBP and the Financial Code of Ethics have been published on the Company’s website.

The Company, through the Supervisory Board’s Audit Committee, also has appropriate procedures in place for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Company’s whistleblower mechanisms furthermore allow employees and, since May 2015, external parties to confidentially and anonymously report grievances to the Company, also on other topics than those that relate to questionable accounting or auditing matters. The Company does not tolerate retaliation against (internal) whistleblowers that report a concern in good faith. More information on GBP governance and our whistleblower procedures can be found in chapter 14, Sustainability statements, of this report and chapter 7, Risk management, of this report.

In view of the requirements under the US Securities Exchange Act, procedures are in place to enable the CEO and the CFO to provide certifications with respect to the Annual Report on Form 20-F.

A Disclosure Committee is in place, which advises the various officers and departments involved, including the CEO and the CFO, on the timely review, publication and filing of periodic and current (financial) reports. In addition to the certification by the CEO and the CFO under US law, each individual member of the Board of Management and the Supervisory Board must under Dutch law, sign the Group and Company financial statements being disclosed and submitted to the General Meeting of Shareholders for adoption. If one or more of their signatures is missing, this shall be stated, and the reasons given for this. The members of the Board of Management issue the responsibility statement as referred to in chapter 12, Group financial statements, of this report, as required by applicable Dutch company law and securities law.

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

The Supervisory Board, acting in the interests of the Company and the Group and taking into account the relevant interest of the Company’s stakeholders, supervises and advises the Board of Management and Executive Committee in performing its management tasks and setting the direction of the Group’s business, including (a) the Group’s performance, (b) the Group’s general strategy and the risks connected to its business activities, (c) the operational and financial objectives, (d) the parameters to be approved in relation to the strategy, (e) corporate social responsibility issues (f) the structure and management of the systems of internal business controls, (g) the financial reporting process, (h) the compliance with applicable laws and regulations, (i) the company-shareholders relationship, and (j) the corporate governance structure of the Company. The Group’s strategy and major management decisions are discussed with and approved by the Supervisory Board. For a description of further responsibilities and tasks of the Supervisory Board please refer to the Supervisory Board’s Rules of Procedure which are published on the Company’s website.

In its report, the Supervisory Board describes the composition and functioning of the Supervisory Board and its committees, the activities of the board and its committees in the financial year 2015, the number of committee meetings and the main items discussed.

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

Since 2013, Dutch legislation on board diversity provided that the Company must pursue a policy of having at least 30% of the seats on the Supervisory

118      Annual Report 2015

Corporate governance 11.2

Board held by men and at least 30% of the seats held by women. The relevant rule ceased to have effect on January 1, 2016, but a bill aimed at reintroducing the rule was announced in November 2015. For more details on board diversity please be referred to section 10.1, Report of the Corporate Governance and Nomination & Selection Committee, of this report.

The Rules of Procedure of the Supervisory Board are published on the Company’s website. They include the charters of its committees as mentioned in the Dutch Corporate Governance Code, to which the plenary Supervisory Board, while retaining overall responsibility, has assigned certain tasks: the Corporate Governance and Nomination & Selection Committee, the Audit Committee and the Remuneration Committee. Each committee reports, and submits its minutes for information, to the Supervisory Board.

In 2015, the Supervisory Board additionally established the Separation Committee and the Quality & Regulatory Committee. Please refer to chapter 10, Supervisory Board report, of this report for more information on the composition and activities of these committees.

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

(Term of) Appointment, individual data and conflicts of interests

The Supervisory Board consists of at least five members (currently nine), including a Chairman, Vice-Chairman and Secretary. The Dutch ‘large company regime’ does not apply to the Company itself. Members are currently appointed by the General Meeting of Shareholders for fixed terms of four years, upon a binding recommendation from the Supervisory Board.

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

Annual Report 2015      119

Corporate governance 11.2

11.1, Board of Management, of this report), with a position as chairman counting for two. During the financial year 2015 all members of the Supervisory Board complied with the limitations on Non-Executive Directorships described above.

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

Relevant matters relating to conflicts of interests, if any, shall be mentioned in the Annual Report for the financial year in question. No decisions to enter into material transactions in which there are conflicts of interest with members of the Supervisory Board were taken during the financial year 2015.

Meetings of the Supervisory Board

The Supervisory Board meets at least six times per year, including a meeting on strategy. The Supervisory Board, on the advice of its Audit Committee, also discusses, in any event at least once a year, the main risks of the business, and the result of the assessment of the structure and operation of the internal risk management and control systems, as well as any significant changes thereto. The members of the Executive Committee attend meetings of the Supervisory Board except in matters such as the desired profile, composition and competence of the Supervisory Board and the Executive Committee, as well as the remuneration and performance of individual members of the Executive Committee and the conclusions that must be drawn on the basis thereof. In addition to these items, the Supervisory Board, being responsible for the quality of its own performance, discusses, at least once a year on its own, without the members of the Executive Committee being present, (i) both its own functioning and that of the individual members, and the conclusions that must be drawn on the basis thereof, as well as (ii) both the functioning of the Board of Management and that of the individual members, and the conclusions that must be drawn on the basis thereof. The CEO and other members of the Executive Committee have regular contacts with the Chairman and other members of the Supervisory Board. The Executive Committee is required to keep the Supervisory Board informed of all facts and developments concerning Philips that the Supervisory Board may need in order to function as required and to properly carry out its duties, to consult it on important matters and to submit certain important decisions to it for its prior approval. The Supervisory Board and its individual members each have their own responsibility to request from the Executive Committee and the external auditor all information that the Supervisory Board needs in order to be able to carry out its duties properly as a supervisory body. If the Supervisory Board considers it necessary, it may obtain information from officers and external advisers of the Company. The Company provides the necessary means for this purpose. The Supervisory Board may also require that certain officers and external advisers attend its meetings.

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

The Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee consists of at least the Chairman and Vice- Chairman of the Supervisory Board. The Committee reviews the corporate governance principles applicable to the Company at least once a year, and advises the Supervisory Board on any changes to these principles as it deems appropriate. It also (a) draws up selection criteria and appointment procedures for members of the Supervisory Board, the Board of Management and

120      Annual Report 2015

Corporate governance 11.2

the Executive Committee; (b) periodically assesses the size and composition of the Supervisory Board, the Board of Management and the Executive Committee, and makes the proposals for a composition profile of the Supervisory Board, if appropriate; (c) periodically assesses the functioning of individual members of the Supervisory Board, the Board of Management and the Executive Committee, and reports on this to the Supervisory Board. The Committee also consults with the CEO and the Executive Committee on candidates to fill vacancies on the Supervisory Board, the Board of Management and the Executive Committee, and advises the Supervisory Board on the candidates for appointment. It further supervises the policy of the Executive Committee on the selection criteria and appointment procedures for Philips Executives.

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

In performing its duties and responsibilities the Remuneration Committee is assisted by an external consultant and an in-house remuneration expert acting on the basis of a protocol ensuring that the expert acts on the instructions of the Remuneration Committee and on an independent basis in which conflicts of interests are avoided.

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

Annual Report 2015      121

Corporate governance 11.2

contact for the external auditor if the auditor discovers irregularities in the content of the financial reports. It also advises on the Supervisory Board’s statement to shareholders in the annual accounts. The Audit Committee periodically discusses the Company’s policy on business controls, the GBP including the deployment thereof, overviews on tax, IT, litigation and legal proceedings, environmental exposures, financial exposures in the area of treasury, real estate, pensions, and the Group’s major areas of risk. The Company’s external auditor, in general, attends all Audit Committee meetings and the Audit Committee meets separately at least on a quarterly basis with each of the CEO, the CFO, the internal auditor and the external auditor.

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

122      Annual Report 2015

Corporate governance 11.3

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

Repurchase and issue of (rights to) shares

At the 2015 Annual General Meeting of Shareholders it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the Company within the limits of the Articles of Association and within a certain price range up to and including November 6, 2016. The maximum number of shares the company may hold, will not exceed 10% of the issued share capital as of May 7, 2015, which number may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs.

In addition, at the 2015 Annual General Meeting of Shareholders it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to issue shares or grant rights to acquire shares in the Company as well as to restrict or exclude the pre-emption right accruing to shareholders up to and including November 6, 2016. This authorization is limited to a maximum of 10% of the number of shares issued as of May 7, 2015 plus 10% of the issued capital in connection with or on the occasion of mergers, acquisitions and/or strategic alliances.

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

Resolutions adopted at a General Meeting of Shareholders shall be recorded by a civil law notary and co-signed by the chairman of the meeting; such

Annual Report 2015       123

Corporate governance 11.4

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

Preference shares and the Stichting Preferente Aandelen Philips

As a means to protect the Company and its stakeholders against an unsolicited attempt to obtain (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s Articles of Association that allow the Board of Management and the Supervisory Board to issue (rights to) preference shares to a third-party. As a result, the Stichting Preferente Aandelen Philips (the Foundation) was created, which was granted the right to acquire preference shares in the Company. The mere notification that the Foundation wishes to exercise its rights, should a third-party ever seem likely in the judgment of the Foundation to obtain (de facto) control of the Company, will result in the preference shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are ordinary shares in the Company outstanding at that time. No preference shares have been issued as of December 31, 2015. In addition, the Foundation has the right to file a petition with the Enterprise Chamber of the Amsterdam Court of Appeal to commence an inquiry procedure within the meaning of section 2:344 Dutch Civil Code.

The object of the Foundation is to represent the interests of the Company, the enterprises maintained by the Company and its affiliated companies within the Group, in such a way that the interests of Philips, those enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of Philips and those enterprises, and also to do anything related to the above ends or conducive to them. In the event of (an attempt at) a hostile takeover or other attempt to obtain (de facto) control of the Company this arrangement will allow the Company and its Board of Management and Supervisory Board to determine its position in relation to the third-party and its plans, seek alternatives and defend Philips’ interests and those of its stakeholders from a position of strength. The members of the self- electing Board of the Foundation are Messrs P.A.F.W. Elverding, M.W. den Boogert and F.J.G.M. Cremers. No Philips board members or officers are represented on the board of the Foundation.

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

Annual financial statements

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

124      Annual Report 2015

Corporate governance 11.4

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

Auditor information

In accordance with the procedures laid down in the Philips Auditor Policy and as mandatorily required by Dutch law, the external auditor of the Company is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, after the latter has been advised by the Audit Committee and the Board of Management. Under this Auditor Policy, as updated in 2013, the Supervisory Board and the Audit Committee assess the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting of Shareholders for the purposes of assessing the nomination for the appointment of the external auditor.

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

The 2015 Annual General Meeting of Shareholders appointed Ernst & Young Accountants LLP as the Company’s new auditor as of January 1, 2016. Mr C.B. Boogaart is the current partner of Ernst & Young Accountants LLP N.V. in charge of the audit duties for Philips.

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

Auditor policy

Dutch law requires the separation of audit and non-audit services, meaning the Company’s external auditor is no longer allowed to provide non-audit services. In light of this legislation, the Auditor Policy was updated in 2013. The policy is published on the Company’s website. The policy is also in line with US Securities and Exchange Commission rules under which the appointed external auditor must be independent of the Company both in fact and appearance.

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

Annual Report 2015       125

Corporate governance 11.4

the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2015, there were no services provided to the Company by the external auditor which were not pre-approved by the Audit Committee.

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

From time to time the Company communicates with investors via road shows, broker conferences and a Capital Markets Day, announced in advance on the Company’s website. Shareholders can follow in real time, by means of webcasting or telephone lines, the meetings and presentations organized by the Company. Thus the Company applies recommendation IV.3.1 of the Dutch Corporate Governance Code, which in its perception and in view of market practice does not extend to less important analyst meetings and presentations. It is Philips’ policy to post presentations to analysts and shareholders on the Company’s website. These meetings and presentations will not take place shortly before the publication of annual, semi-annual and quarterly financial information.

Furthermore, the Company engages in bilateral communications with investors. These take place either at the initiative of the Company or at the initiative of investors. The Company is generally represented by its Investor Relations department during these interactions, however, on a limited number of occasions the Investor Relations department is accompanied by one or more members of the senior management. The subject matter of the bilateral communications ranges from individual queries from investors to more elaborate discussions following disclosures that the Company has made, such as its annual and quarterly reports. Also here, the Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders.

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

On June 23, 2015 the Company received notification from the AFM that it had received disclosure under the Dutch Act on Financial Supervision of 4.97% of the voting rights by Dodge & Cox. On July 24, 2015 the Company received notification from the AFM that it had received disclosure under such Act of a substantial holding of 4.06%, and of 5% of the voting rights by Blackrock, Inc. On January 7, 2016 the Company received notification from the AFM that it had received disclosure under such Act of a substantial holding (and voting rights) of 4.99% by Harris Associates L.P. As per December 31, 2015, approximately 91% of the common shares were held in bearer form and approximately 9% of the common shares were represented by registered shares of New York Registry issued in the name of approximately 1,124 holders of record, including Cede & Co. Cede & Co acts as nominee for the Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries. Citibank, N.A., 388 Greenwich Street, New York, New York 10013 is the transfer agent and registrar.

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

126      Annual Report 2015

Corporate governance 11.5

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

February 23, 2016

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

Share Capital

As of December 31, 2015, the issued share capital consists only of common shares; no preference shares have been issued.

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

Preemptive rights

Shareholders have a pro rata preferential right of subscription to any common share issuance unless the right is restricted or excluded. If designated by the General Meeting of Shareholders, the Board of Management has the power to restrict or exclude the preferential subscription rights. A designation of the Board of Management will be effective for a specified period of up to five years and may be renewed. Currently, the Board of Management has been granted the power to restrict or exclude the preferential right of subscription up to and including November 6, 2016. If the Board of Management has not been designated, the General Meeting of Shareholders has the power to restrict or exclude such rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the General Meeting of Shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.

The foregoing provisions also apply to the issuance of rights to subscribe for shares.

General Meeting of Shareholders

The Annual General Meeting of Shareholders shall be held each year not later than the thirtieth day of June and, at the Board of Management’s option, in Eindhoven, Amsterdam, The Hague, Rotterdam,

Annual Report 2015      127

Corporate governance 11.6

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

128      Annual Report 2015

Corporate governance 11.6

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

Committees of our Supervisory Board

The Company has established an Audit Committee, a Remuneration Committee and a Corporate Governance and Nomination & Selection Committee, consisting of members of the Supervisory Board only. The roles, responsibilities and composition of these committees reflect the requirements of the Dutch Corporate Governance Code, the company’s Articles of Association and Dutch law, which differ from the NYSE listing standards in these respects. In 2015, the Supervisory Board additionally established the Separation Committee and Quality & Regulatory Committee. The role of each committee is to advise the Supervisory Board and to prepare the decision-making of the Supervisory Board. In principle, the entire Supervisory Board remains responsible for its decisions even if they were prepared by one of the Supervisory Board’s committees.

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

Major shareholders as filed with SEC

On January 30, 2013, BlackRock Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 5.09% (48,728,999 shares) of the Company’s common shares. On February 13, 2013, Dodge & Cox filed a Schedule 13G with the SEC indicating that it beneficially owned 6.7% (63,848,817 shares) of the Company’s common shares. On February 14, 2013, Southeastern Asset Management Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 6.5% (62,001,965 shares) of the Company’s common shares. On March 11, 2013, BlackRock Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 4.73% (45,264,486 shares) of the Company’s common shares. On August 9, 2013, Southeastern Asset Management Inc. filed a Schedule 13G with the SEC indicating that beneficially owned 4.93% (48,050,0713 shares) of the Company’s common shares. On February 13, 2014, Dodge & Cox filed a Schedule 13G with the SEC indicating that it beneficially owned 5.7% (53,107,793 shares) of the Company’s common shares. On February 13, 2015, Southeastern Asset Management Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 5.4% (50,880,362 shares) of the Company’s common shares. On February 13, 2015, Dodge & Cox filed a Schedule 13G with the SEC indicating that it beneficially owned 6.3% (59,366,413 shares) of the Company’s common shares. On July 10, 2015, Southeastern Asset Management Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 4.6% (44,012,103 shares) of the Company’s common shares. On January 22, 2016, BlackRock Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 6.0% (55,645,648 shares) of the Company’s common shares. On February 12, 2016, Dodge & Cox filed a Schedule 13G with the SEC indicating that it beneficially owned 3.4% (31,421,723 shares) of the Company’s common shares. Please also refer to ‘Major shareholders and other information for shareholders’ in section 11.5, Investor Relations, of this report.

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

Code of business conduct

The listing standards of the NYSE prescribe certain parameters for listed company codes of business conduct and ethics. The Company has implemented the Philips General Business Principles applicable to all employees and a Financial Code of Ethics applicable to all employees performing an accounting or financial function. Waivers granted to Senior (Financial) Officers (as defined in our Financial Code of Ethics) will be disclosed. In 2015 the Company did not grant any waivers of the Financial Code of Ethics.

KPMG

From June 2014 to October 2015, KPMG Accountants N.V. (KPMG), the Company’s independent registered public accounting firm, had a Chief Executive Officer who was the Chief Financial Officer of Philips in the period 1997-2005. The former KPMG CEO receives a monthly pension payment, which is immaterial to his net worth, from the Philips Pension Fund. The Philips

Annual Report 2015      129

Corporate governance 11.6

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

Change in Registrant’s Certifying Accountant

The 2015 Annual General Meeting of Shareholders appointed Ernst & Young Accountants LLP (“EY”) as the Company’s new auditor as of January 1, 2016. Under Dutch legislation on mandatory auditor rotation (in effect at the time of the 2015 AGM), the Company was required to engage a new audit firm for its statutory audit for the financial year starting January 1, 2016. The Audit Committee, jointly with management, conducted a comprehensive tender and selection process for a new external auditor (incorporating an interim period of one year with the current external auditor) and resolved to recommend to the Supervisory Board the appointment of a new auditor. This resulted in the Supervisory Board proposing and recommending the appointment of EY as the company’s new auditor at the 2015 Annual General Meeting of Shareholders, which was held on May 7, 2015.

KPMG Accountants N.V.(“KPMG”) was previously the Company’s auditor and, following the Dutch legislation on mandatory auditor rotation, declined to stand for re-election. During the years ended 31 December 2014 and 2013 (1) KPMG has not issued any reports on the financial statements of the Company or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG qualified or modified as to uncertainty, audit scope, or accounting principles, and (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved to KPMG’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided KPMG with a copy of the foregoing disclosure and has requested that KPMG furnish the Company with a letter addressed to the SEC stating whether it agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of the letter, dated 23 February 2016, in which KPMG states that they agree with such disclosure, is filed herewith as Exhibit 15 (b).

130      Annual Report 2015

Group financial statements 12

12 Group financial statements

Introduction

This section of the Annual Report contains the audited consolidated financial statements including the notes thereon that have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2015 have been endorsed by the EU, except that the EU did not adopt some paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply fully with IFRS as issued by the IASB.

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

The sections Group performance and Sector performance provide an extensive analysis of the developments during the financial year 2015 and the results. The term EBIT has the same meaning as Income from operations (IFO), and is used to evaluate the performance of the business. These sections also provide information on the business outlook, investments, financing, personnel and research and development activities.

The Statement of income included in the section Company financial statements has been prepared in accordance with section 2:402 of the Dutch Civil Code, which allows a simplified Statement of income in the Company financial statements in the event that a comprehensive Statement of income is included in the consolidated Group financial statements.

For ‘Additional information’ within the meaning of section 2:392 of the Dutch Civil Code, please refer to section 13.5, Independent auditor’s report, of this report, section 5.4, Proposed distribution to shareholders, of this report, and note 32, Subsequent events.

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

Board of Management

Frans van Houten

Abhijit Bhattacharya

Pieter Nota

February 23, 2016

Annual Report 2015      131

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

The Board of Management conducted an assessment of the Company’s internal control over financial reporting based on the “Internal Control- Integrated Framework (2013)” established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, the Board of Management concluded that, as of December 31, 2015, the Company’s internal control over Group financial reporting is considered effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, as included in this section Group financial statements, has been audited by KPMG Accountants N.V., an independent registered public accounting firm, as stated in their report which follows hereafter.

Board of Management

Frans van Houten

Abhijit Bhattacharya

Pieter Nota

February 23, 2016

12.1.1 Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2015.

12.1.2 Changes in internal control over financial reporting

During the year ended December 31, 2015, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

12.2 Report of the independent auditor

Management’s report on internal control over financial reporting is set out in section 12.1, Management’s report on internal control, of this report. The report set out in sub-section 12.3.2, Independent auditors’ report on internal control over financial reporting, of this report, is provided in compliance with standards of the Public Company Accounting Oversight Board in the US and includes an opinion on the effectiveness of internal control over financial reporting as at December 31, 2015.

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

132      Annual Report 2015

Group financial statements 12.3

12.3 Independent auditors’ reports on the consolidated financial statements and on internal control over financial reporting

12.3.1 Independent auditors’ report on the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

We have audited the accompanying consolidated balance sheets of Koninklijke Philips N.V. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Koninklijke Philips N.V.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Koninklijke Philips N.V. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Koninklijke Philips N.V.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2016, expressed an unqualified opinion on the effectiveness of the Koninklijke Philips N.V.’s internal control over financial reporting.

Amsterdam, The Netherlands

February 23, 2016

/s/ KPMG Accountants N.V.

Note that the report set out above is included for the purpose of Koninklijke Philips N.V.’s Annual Report on Form 20-F for 2015 only and does not form part of Koninklijke Philips N.V.’s Annual Report for 2015.

Annual Report 2015      133

Group financial statements 12.3.2

12.3.2 Independent auditors’ report on internal control over financial reporting

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

We have audited Koninklijke Philips N.V.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Koninklijke Philips N.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying section 12.1, “Management’s report on internal control”, of this Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Koninklijke Philips N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Koninklijke Philips N.V. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2015, and our report dated February 23, 2016, expressed an unqualified opinion on those consolidated financial statements.

Amsterdam, The Netherlands

February 23, 2016

/s/ KPMG Accountants N.V.

134      Annual Report 2015

Group financial statements 12.4

12.4 Consolidated statements of income

Philips Group
Consolidated statements of income in millions of EUR unless otherwise stated For the years ended December 31

	2013	2014	2015

Sales	21,990	21,391	24,244
Cost of sales	(12,653)	(13,185)	(14,388)

Gross margin	9,337	8,206	9,856

Selling expenses	(5,057)	(5,124)	(5,815)
Research and development expenses	(1,659)	(1,635)	(1,927)
General and administrative expenses	(825)	(747)	(1,209)
Impairment of goodwill	(28)	(3)	—
Other business income	122	63	137
Other business expenses	(35)	(274)	(50)

Income from operations	1,855	486	992

Financial income	70	114	98
Financial expenses	(400)	(415)	(467)

Income before taxes	1,525	185	623

Income tax expense	(466)	(26)	(239)

Income after taxes	1,059	159	384
Results relating to investments in associates:
Company’s participation in income	5	30	10
Other results	(30)	32	20

Income from continuing operations	1,034	221	414

Discontinued operations - net of income tax	138	190	245

Net income	1,172	411	659

Attribution of net income (loss)
Net income attributable to Koninklijke Philips N.V. shareholders	1,169	415	645
Net income attributable to non-controlling interests	3	(4)	14

Philips Group
Earnings per common share attributable to shareholders1) in EUR unless otherwise stated For the years ended December 31

	2013	2014	2015

Basic earnings per common share in EUR
Income from continuing operations attributable to shareholders	1.13	0.25	0.44
Net income attributable to shareholders	1.28	0.45	0.70

Diluted earnings per common share in EUR
Income from continuing operations attributable to shareholders	1.12	0.24	0.43
Net income attributable to shareholders	1.27	0.45	0.70

The accompanying notes are an integral part of these consolidated financial statements.

1)	Shareholders in this table refer to shareholders of Koninklijke Philips N.V.

Annual Report 2015      135

Group financial statements 12.5

12.5 Consolidated statements of comprehensive income

Philips Group
Consolidated statements of comprehensive income in millions of EUR unless otherwise stated For the years ended December 31

	2013	2014	2015

Net income for the period	1,172	411	659
Pensions and other post-employment plans:
Remeasurements	139	(972)	(101)
Income tax effect on remeasurements	(77)	289	9
Revaluation reserve:
Release revaluation reserve	(31)	(10)	(9)
Reclassification directly into retained earnings	31	10	9

Total of items that will not be reclassified to profit or loss	62	(683)	(92)

Currency translation differences:
Net current period change, before tax	(427)	600	643
Income tax effect	(35)	203	187
Reclassification adjustment for gain realized	(14)	(5)	(1)
Available-for-sale financial assets:
Net current period change, before tax	(5)	30	33
Income tax effect	—	(4)	—
Reclassification adjustment for loss (gain) realized	6	(54)	(4)
Cash flow hedges:
Net current period change, before tax	68	(40)	(38)
Income tax effect	(2)	10	—
Reclassification adjustment for loss (gain) realized	(62)	(7)	63

Total of items that are or may be reclassified to profit or loss	(471)	733	883

Other comprehensive (loss) income for period	(409)	50	791

Total comprehensive income for the period	763	461	1,450

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	760	465	1,436
Non-controlling interests	3	(4)	14

The accompanying notes are an integral part of these consolidated financial statements.

136      Annual Report 2015

Group financial statements 12.6

12.6 Consolidated balance sheets

Philips Group
Consolidated balance sheets in millions of EUR unless otherwise stated As of December 31

	2014		2015

Non-current assets
Property, plant and equipment:
- At cost	6,844		7,217
- Less accumulated depreciation	(4,749)		(4,895)

		2,095		2,322
Goodwill		7,158		8,523
Intangible assets excluding goodwill:
- At cost	8,020		9,251
- Less accumulated amortization	(4,652)		(5,558)

		3,368		3,693
Non-current receivables		177		191
Investments in associates		157		181
Other non-current financial assets		462		489
Non-current derivative financial assets		15		58
Deferred tax assets		2,460		2,758
Other non-current assets		69		68

Total non-current assets		15,961		18,283
Current assets
Inventories		3,314		3,463
Current financial assets		125		12
Other current assets		411		444
Current derivative financial assets		192		103
Income tax receivable		140		114
Receivables:
- Accounts receivable	4,476		4,727
- Accounts receivable from related parties	14		16
- Other current receivables	233		239

		4,723		4,982
Assets classified as held for sale		1,613		1,809
Cash and cash equivalents		1,873		1,766

Total current assets		12,391		12,693

Total assets		28,352		30,976

Annual Report 2015      137

Group financial statements 12.6

	2014		2015

Equity

Shareholders’ equity:
Preference shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2014: 2,000,000,000 shares), issued none
Common shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2014: 2,000,000,000 shares)
- Issued and fully paid: 931,130,387 shares (2014: 934,819,413 shares)	187		186
Capital in excess of par value	2,181		2,669
Retained earnings	8,790		8,040
Revaluation reserve	13		4
Currency translation differences	229		1,058
Available-for-sale financial assets	27		56
Cash flow hedges	(13)		12
Treasury shares, at cost 14,026,801 shares (2014: 20,430,544 shares)	(547)		(363)

		10,867		11,662

Non-controlling interests		101		118

Group equity		10,968		11,780
Non-current liabilities
Long-term debt		3,712		4,095
Non-current derivative financial liabilities		551		695
Long-term provisions		2,500		2,392
Deferred tax liabilities		107		164
Other non-current liabilities		1,838		1,782

Total non-current liabilities		8,708		9,128

Current liabilities
Short-term debt		392		1,665
Derivative financial liabilities		306		238
Income tax payable		102		116
Accounts and notes payable:
- Trade creditors	2,495		2,669
- Accounts payable to related parties	4		4

		2,499		2,673
Accrued liabilities		2,692		2,863
Short-term provisions		945		833
Liabilities directly associated with assets held for sale		349		407
Other current liabilities		1,391		1,273

Total current liabilities		8,676		10,068

Total liabilities and group equity		28,352		30,976

The accompanying notes are an integral part of these consolidated financial statements.

138      Annual Report 2015

Group financial statements 12.7

12.7 Consolidated statements of cash flows

Philips Group
Consolidated statements of cash flows in millions of EUR unless otherwise stated For the years ended December 31

	2013	2014	2015

Cash flows from operating activities
Net income	1,172	411	659
Result of discontinued operations - net of income tax	(138)	(190)	(245)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization, and impairments of fixed assets	1,177	1,187	1,281
Impairment of goodwill and other non-current financial assets	38	21	48
Net gain on sale of assets	(54)	(83)	(110)
Interest income	(54)	(39)	(48)
Interest expense on debt, borrowings and other liabilities	258	231	278
Income taxes	466	26	239
Results from investments in associates	25	(62)	(10)
Decrease (Increase) in working capital	(1,167)	312	67
Decrease (Increase) in receivables and other current assets	(486)	(75)	161
Decrease (Increase) in inventories	(165)	(77)	22
(Decrease) increase in accounts payable, accrued and other current liabilities	(516)	464	(116)
Increase in non-current receivables, other assets and other liabilities	(264)	(412)	(135)
(Decrease) increase in provisions	(194)	640	(278)
Other items	299	(242)	(99)
Interest paid	(267)	(232)	(265)
Interest received	52	38	48
Dividends received from investments in associates	6	41	17
Dividends paid to non-controlling interests	(7)	—	—
Income taxes paid	(436)	(344)	(280)

Net cash provided by operating activities	912	1,303	1,167

Cash flows from investing activities
Net capital expenditures	(830)	(806)	(842)
Purchase of intangible assets	(49)	(114)	(121)
Expenditures on development assets	(326)	(295)	(314)
Capital expenditures on property, plant and equipment	(482)	(437)	(522)
Proceeds from sales of property, plant and equipment	27	40	115
Cash used for derivatives and current financial assets	(101)	(7)	(72)
Purchase of other non-current financial assets	(13)	(81)	(21)
Proceeds from other non-current financial assets	14	107	53
Purchase of businesses, net of cash acquired	(11)	(177)	(1,116)
Proceeds from sale of interests in businesses, net of cash disposed of	79	(20)	57

Net cash used for investing activities	(862)	(984)	(1,941)

Cash flows from financing activities
Proceeds from issuance (payments) of short-term debt	(285)	(37)	1,241
Principal payments on long-term debt	(186)	(333)	(104)
Proceeds from issuance of long-term debt	64	69	94
Re-issuance of treasury shares	107	117	81
Purchase of treasury shares	(669)	(713)	(506)
Dividends paid	(272)	(292)	(298)

Net cash provided by (used for) financing activities	(1,241)	(1,189)	508

Net cash used for continuing operations	(1,191)	(870)	(266)

Cash flows from discontinued operations
Net cash provided by (used for) operating activities	(68)	105	79
Net cash provided by (used for) investing activities	(47)	88	—

Net cash (used for) provided by discontinued operations	(115)	193	79

Net cash used for continuing and discontinued operations	(1,306)	(677)	(187)
Effect of changes in exchange rates on cash and cash equivalents	(63)	85	80
Cash and cash equivalents at the beginning of the year	3,834	2,465	1,873

Cash and cash equivalents at the end of the year	2,465	1,873	1,766

The accompanying notes are an integral part of these consolidated financial statements. For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Annual Report 2015      139

Group financial statements 12.8

12.8 Consolidated statements of changes in equity

Philips Group

Consolidated statements of changes in equity in millions of EUR unless otherwise stated

For the year ended December 31

	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available- for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholders’ equity	non-controlling interests	Group equity

Balance as of Jan. 1, 2013	191	1,304	10,724	54	(93)	54	20	(1,103)	11,151	34	11,185
Total comprehensive income (loss)			1,262	(31)	(476)	1	4	—	760	3	763
Dividend distributed	4	402	(678)						(272)		(272)
Movement in non-controlling interests			—						—	(24)	(24)
Cancellation of treasury shares	(7)		(780)					787	—		—
Purchase of treasury shares			(38)					(631)	(669)		(669)
Re-issuance of treasury shares		(36)	(75)					229	118		118
Share-based compensation plans		105							105		105
Income tax share-based compensation plans		21							21		21

Balance as of Dec. 31, 2013	188	1,796	10,415	23	(569)	55	24	(718)	11,214	13	11,227
Total comprehensive income (loss)			(258)	(10)	798	(28)	(37)	—	465	(4)	461
Dividend distributed	3	433	(729)						(293)		(293)
Movement in non-controlling interests			—						—	92	92
Cancellation of treasury shares	(4)		(529)					533	—		—
Purchase of treasury shares			(26)					(688)	(714)		(714)
Re-issuance of treasury shares		(127)	(83)					326	116		116
Share-based compensation plans		88							88		88
Income tax share-based compensation plans		(9)							(9)		(9)

Balance as of Dec. 31, 2014	187	2,181	8,790	13	229	27	(13)	(547)	10,867	101	10,968
Total comprehensive income (loss)			562	(9)	829	29	25	—	1,436	14	1,450
Dividend distributed	3	429	(730)						(298)		(298)
Movement in non-controlling interests										3	3
Cancellation of treasury shares	(4)		(513)					517	—		—
Purchase of treasury shares			(12)					(495)	(507)		(507)
Re-issuance of treasury shares		(23)	(57)					162	82		82
Share-based compensation plans		101							101		101
Income tax share-based compensation plans		(19)							(19)		(19)

Balance as of Dec. 31, 2015	186	2,669	8,040	4	1,058	56	12	(363)	11,662	118	11,780

The accompanying notes are an integral part of these consolidated financial statements.

140      Annual Report 2015

Group financial statements 12.9

12.9 Notes

Notes to the Consolidated financial statements of the Philips Group

Significant accounting policies

The Consolidated financial statements in the Group financial statements section have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2015 have been endorsed by the EU, except that the EU did not adopt some of the paragraphs of IAS 39 applicable to certain hedge transactions. Koninklijke Philips N.V. (hereafter: the ‘Company’ or ‘Philips’) has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities.

The Consolidated financial statements have been prepared under the historical cost convention, unless otherwise indicated. The Consolidated financial statements are presented in euro, which is the presentation currency.

On February 23, 2016, the Board of Management authorized the Consolidated financial statements for issue. The Consolidated financial statements as presented in this report are subject to adoption by the Annual General Meeting of Shareholders, to be held on May 12, 2016.

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

These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the Consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company evaluates these estimates and judgments on an ongoing basis and base our estimates on historical experience, current and expected future outcomes, third-party evaluations and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. The Company revises material estimates if changes occur in the circumstances or there is new information or experience on which an estimate was or can be based.

The areas where the most significant judgments and estimates are made are goodwill, deferred tax asset recoverability, impairments, financial instruments, the accounting for an arrangement containing a lease, revenue recognition (multiple element arrangements), assets and liabilities from employee benefit plans, other provisions, uncertain tax positions and other contingencies, classification of assets and liabilities held for sale and the presentation of items of profit and loss and cash flows as continued or discontinued, as well as when determining the fair values of acquired identifiable intangible assets based on an assessment of future cash flows.

Further judgment is applied when analyzing impairments of goodwill and intangible assets not yet ready for use that are performed annually and whenever a triggering event has occurred to determine whether the carrying value exceeds the recoverable amount. These analyses generally are based on estimates of future cash flows. Furthermore, the Company applies judgment when actuarial assumptions are established to anticipate future events and are used in calculating post-employment benefit expenses and liabilities. These factors include assumptions with respect to interest rates, rates of increase in healthcare costs, rates of future compensation increases, turnover rates and life expectancy.

Changes in accounting policies

The accounting policies set out in this section have been applied consistently for all periods presented in these Consolidated financial statements.

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

Annual Report 2015      141

Group financial statements 12.9

the development and purchase of software for internal use and other intangible assets are capitalized and subsequently amortized over the estimated useful life.

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

Furthermore, interest cash flows are presented in cash flows from operating activities rather than financing or investing cash flows, because they enter into the determination of profit or loss. The Company chose to present dividends paid to shareholders of Koninklijke Philips N.V. as a component of cash flows from financing activities, rather than to present such dividends as operating cash flows which is an allowed alternative under IFRS.

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

A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the products. For certain products, the customer has the option to purchase an extension of the warranty, which is subsequently billed to the customer. Revenue recognition occurs on a straight-line basis over the extended warranty contract period.

Revenue from services is recognized when the Company can reliably measure the amount of revenue and the associated cost related to the stage of completion of a contract or transaction, and the recovery of the consideration is considered probable. Royalty income, which is generally earned based upon

142      Annual Report 2015

Group financial statements 12.9

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

Deferred tax assets and liabilities are recognized, using the balance sheet method, for the expected tax consequences of temporary differences between the carrying amounts of assets and liabilities and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially-enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally-enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the countries where the deferred tax assets originated and during the periods when the deferred tax assets become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

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

Provisions

Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money. The increase in the provision due to passage of time is recognized as interest expense. The accounting and presentation for some of the Company’s provisions is as follows:

•

Product warranty – A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighing of possible outcomes against their associated probabilities.

•

Environmental provisions – Measurement of liabilities associated with environmental obligations, is based on current legal and constructive requirements. Liabilities and expected insurance recoveries, if any, are recorded separately. The carrying amount of environmental liabilities is regularly reviewed and adjusted for new facts and changes in law.

•

Restructuring-related provisions – The provision for restructuring relates to the estimated costs of initiated restructurings, the most significant of which have been approved by the Executive Committee, and which generally involve the realignment of certain parts of the industrial and commercial organization. When such restructurings require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions. A liability is recognized for those costs only when the Company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. Before a provision is established, the Company recognizes any impairment loss on the assets associated with the restructuring.

•

Litigation provisions – In relation to legal claim provisions and settlements, the relevant balances are transferred to Other liabilities at the point the amount and timing of cash outflows are no longer uncertain.

Annual Report 2015      143

Group financial statements 12.9

Settlements which are agreed for amounts in excess of existing provisions are reflected as increases of Other liabilities.

Goodwill

The measurement of goodwill at initial recognition is described under Basis of consolidation below. Goodwill is subsequently measured at cost less accumulated impairment losses. In respect of investments in associates, the carrying amount of goodwill is included in the carrying amount of investment, and an impairment loss on such investment is allocated to the investment as a whole.

Intangible assets other than goodwill

Acquired finite-lived intangible assets are amortized using the straight-line method over their estimated useful life. The useful lives are evaluated annually. Patents and trademarks with a finite useful life acquired from third parties either separately or as part of a business combination are capitalized at cost and amortized over their remaining useful lives. Intangible assets acquired as part of a business combination are capitalized at their acquisition-date fair value.

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

Non-current assets held for sale and discontinued operations are carried at the lower of carrying amount or fair value less cost to sell. Any gain or loss from disposal, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the Consolidated financial statements and related notes for all periods presented. Comparatives in the balance sheet are not re-presented when a non-current asset or disposal group is classified as held for sale. Comparatives are re-presented for presentation of discontinued operations in the Statement of cash flow and Statement of income.

Adjustments in the current period to amounts previously presented in discontinued operations that are directly related to the disposal of a discontinued operation in a prior period are classified separately in discontinued operations. Circumstances to which these adjustments may relate include resolution of uncertainties that arise from the terms of the disposal transaction, such as the resolution of purchase price adjustments and indemnifications, resolution of uncertainties that arise from and are directly related to the operations of the component before its disposal, such as environmental and product warranty obligations retained by the Company, or the settlement of employee benefit plan obligations provided that the settlement is directly related to the disposal transaction.

Impairment

Impairment of goodwill and intangible assets not yet ready for use

Goodwill and intangible assets not yet ready for use are not amortized but tested for impairment annually and whenever impairment indicators require. In most cases the Company identified its cash generating units for goodwill at one level below that of an operating segment. Cash flows at this level are substantially independent from other cash flows and this is the lowest level at which goodwill is monitored by the Executive Committee. The Company performed and completed annual impairment tests in the same quarter of all years presented in the Statements of income. An impairment loss is recognized in the Statement of income whenever and to the extent that the carrying amount of a cash-generating unit exceeds the unit’s recoverable amount, which is the greater of its value in use and fair value less cost to sell. Value in use is measured as the present value of future cash flows expected to be generated by the asset.

Impairment of non-financial assets other than goodwill, intangible assets not yet ready for use, inventories and deferred tax assets

Non-financial assets other than goodwill, intangible assets not yet ready for use, inventories and deferred tax assets are reviewed for impairment whenever events or changes in circumstances indicate that the

144      Annual Report 2015

Group financial statements 12.9

carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is recognized and measured by a comparison of the carrying amount of an asset with the greater of its value in use and fair value less cost to sell. Value in use is measured as the present value of future cash flows expected to be generated by the asset. If the carrying amount of an asset is deemed not recoverable, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the recoverable amount. The review for impairment is carried out at the level where cash flows occur that are independent of other cash flows.

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

If objective evidence indicates that financial assets that are carried at cost need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their fair value, which is based on estimated future cash flows discounted at the asset’s original effective interest rate. Any impairment loss is charged to the Statement of income.

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

Other policies

Basis of consolidation

The Consolidated financial statements comprise the financial statements of Koninklijke Philips N.V. and all subsidiaries that the Company controls, i.e. when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effect of potential voting rights are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. All intercompany balances and transactions have been eliminated in the Consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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

Any contingent consideration payable is recognized at fair value at the acquisition date and initially is presented as Long-term provisions. When the timing and amount of the consideration become more certain, it is reclassified to Accrued liabilities. If the contingent consideration that meets the definition of a financial instrument is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in the Statement of income.

Annual Report 2015      145

Group financial statements 12.9

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

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

The Company’s share of the net income of these companies is included in Results relating to investments in associates in the Statement of income, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases. Dilution gains and losses arising from investments in associates are recognized in the Statement of income as part of Other results relating to investments in associates. When the Company’s share of losses exceeds its interest in an associate, the carrying amount of that interest (including any long-term loans) is reduced to zero and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Remeasurement differences of an equity stake resulting from gaining control over the investee previously recorded as associate are recorded under Results relating to investments in associates.

Foreign currencies

Foreign currency transactions

The financial statements of all group entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The euro (EUR) is the functional currency of the Company and presentation currency of the Group financial statements. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of income, except when deferred in Other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Foreign currency differences arising from translation are recognized in the Statement of income, except for available-for-sale equity investments which are recognized in Other comprehensive income, unless regarding an impairment in which case foreign currency differences that have been recognized in Other comprehensive income are reclassified to the Statement of income.

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

146      Annual Report 2015

Group financial statements 12.9

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

Regular way purchases and sales of financial assets are accounted for at the trade date. Dividend and interest income are recognized when earned. Gains or losses, if any, are recorded in Financial income and expense.

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

Other non-current financial assets

Other non-current financial assets include held-to-maturity investments, loans receivable and available-for-sale financial assets and financial assets at fair value through profit or loss.

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

Annual Report 2015      147

Group financial statements 12.9

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

Derivative financial instruments, including hedge accounting

The Company uses derivative financial instruments principally to manage its foreign currency risks and, to a more limited extent, for managing interest rate and commodity price risks. All derivative financial instruments are accounted for at the trade date and classified as current or non-current assets or liabilities based on the maturity date or the earlier termination date. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The Company measures all derivative financial instruments at fair value derived from market prices of the instruments, or calculated as the present value of the estimated future cash flows based on observable interest yield curves, basis spread, credit spreads and foreign exchange rates, or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the Statement of income, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

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

Property, plant and equipment

The costs of Property, plant and equipment comprises of all directly attributable costs (including the cost of material and direct labor). Government grants for assets are deducted from the cost of the related asset.

Depreciation is generally calculated using the straight-line method over the useful life of the asset. Gains and losses on the sale of property, plant and equipment are included in Other business income. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless leading to an extension of the original lifetime or capacity.

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

148      Annual Report 2015

Group financial statements 12.9

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

Leases in which the Company is the lessee and in which substantially all risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in the Statement of income on a straight-line basis over the term of the lease.

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

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. Plans for which the Company has no legal or constructive obligation to pay further amounts, however for which contributions paid by the Company are not fixed, are also treated as defined benefit plan. The net pension asset or liability recognized in the Consolidated balance sheets in respect of defined benefit post-employment plans is the fair value of plan assets less the present value of the projected defined benefit obligation (DBO) at the balance sheet date. The projected defined benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. Recognized assets are limited to the present value of any reductions in future contributions or any future refunds.

For the Company’s major plans, a full discount rate curve of high-quality corporate bonds is used to determine the defined benefit obligation. The curves are based on Towers Watson’s RATE:Link methodology which uses data of corporate bonds rated AA or equivalent. For the other plans a single point discount rate is used based on corporate bonds for which there is a deep market and the plan’s maturity. Plans in countries without a deep corporate bond market use a discount rate based on the local sovereign curve and the plan’s maturity.

Pension costs in respect of defined benefit post-employment plans primarily represent the increase of the actuarial present value of the obligation for post-employment benefits based on employee service during the year and the interest on the net recognized asset or liability in respect of employee service in previous years.

Remeasurements of the net defined benefit liability comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (excluding interest). The Company recognizes all remeasurements in Other comprehensive income.

The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs. The gain or loss on settlement is the difference between the present value of the defined benefit obligation being settled, as determined on the date of settlement, and the settlement price, including any plan assets transferred and any payments made directly by the Company in connection with the settlement. In this respect, the amount of the plan assets transferred is adjusted for the effect of the asset ceiling. Past service costs following from the introduction of a change to the benefit payable under a plan or a significant reduction of the number of employees covered by a plan (curtailment), are recognized in full in the Statement of income.

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. The Company recognizes a liability and an expense for bonuses and incentives based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments.

The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods, such as jubilee entitlements. That benefit is discounted to determine its present value. Remeasurements are recognized in the Statement of income in the period in which they arise.

Share-based payment

The grant-date fair value of equity-settled share-based payment awards granted to employees is recognized as personnel expense, with a

Annual Report 2015      149

Group financial statements 12.9

corresponding increase in equity, over the vesting period of the award. The Company uses the Black-Scholes option-pricing model and Monte Carlo sampling to determine the fair value of the awards, depending on the type of instruments granted and certain vesting conditions.

Financial income and expenses

Financial income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, net gains on the disposal of available-for-sale financial assets, net fair value gains on financial assets at fair value through profit or loss, net gains on the remeasurement to fair value of any preexisting available-for-sale interest in an acquiree, and net gains on foreign exchange impacts that are recognized in the Statement of income.

Interest income is recognized on accrual basis in the Statement of income, using the effective interest method. Dividend income is recognized in the Statement of income on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Financial expenses comprise interest expenses on borrowings, unwinding of the discount on provisions and contingent consideration, losses on disposal of available-for-sale financial assets, net fair value losses on financial assets at fair value through profit or loss, impairment losses recognized on financial assets (other than trade receivables), net interest expenses related to defined benefit plans and net losses on foreign exchange impacts that are recognized in the Statement of income.

Financial guarantees

The Company recognizes a liability at the fair value of the obligation at the inception of a financial guarantee contract. The guarantee is subsequently measured at the higher of the best estimate of the obligation or the amount initially recognized.

Cash flow statements

Cash flows arising from transactions in a foreign currency are translated in the Company’s functional currency using the exchange rate at the date of the cash flow. Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from other derivative instruments are classified as investing cash flow.

Segment information

Operating segments are components of the Company’s business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the Executive Committee of the Company). The Executive Committee decides how to allocate resources and assesses performance. Reportable segments comprise the operating sectors Healthcare, Consumer Lifestyle and Lighting. Innovation, Group & Services (IG&S) is a sector but not a separate reportable segment and holds, among others, headquarters, overhead and regional/ country organization expenses. Segment accounting policies are the same as the accounting policies applied by the Company.

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

New standards and interpretations

IFRS accounting standards adopted as from 2015

The Company has adopted the following amended standard as of January 1, 2015:

Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)

The amendment introduces a relief regarding the accounting for contributions from employees related to defined benefit plans that involve such contributions. The relief is that when certain conditions are met, a company is permitted (but not required) to recognize the employee contributions as a reduction of the service cost in the period in which the related service is rendered. The amendments apply retrospectively for annual periods beginning on or after July 1, 2014.

Philips traditionally deducted employee contributions from service cost as per the above, that became formal guidance with the issuance of this amendment. As such, there was no retrospective impact of the implementation of this amendment.

Changes to other policies, following from amendments to standards, interpretations and the annual improvement cycles, did not have a material impact on the Group financial statements. In case of the absence of explicit transition requirements for new accounting pronouncements, the Company accounts for any change in accounting policies retrospectively.

IFRS accounting standards to be adopted as from 2016 and onwards

A number of new standards and amendments to existing standards have been published and are mandatory for the Company beginning on or after January 1, 2016 or later periods, and the Company has not early adopted them. Those which may be the most

150      Annual Report 2015

Group financial statements 12.9

relevant to the Company are set out below. Changes to other standards, following from amendments and the annual improvement cycles, are not expected to have a material impact on the Company’s financial statements.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 adds a new expected loss impairment model and amendments to classification and measurement for financial assets. The impairment model is based on the concept of providing for expected losses at inception of a contract, except in the case of purchased or originated credit-impaired financial assets, where expected credit losses are incorporated into the effective interest rate.

The standard supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. It is not yet endorsed by the EU. The Company is currently in the process of assessing the impact of the new Standard.

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

IFRS 15 must be applied for periods beginning on or after January 1, 2018. It is not yet endorsed by the EU. The Company is currently assessing the impact of the new standard.

IFRS 16 Leases

For lessees, IFRS 16 (issued on January 13, 2016) requires most leases to be recognized on-balance (under a single model), eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations.

Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and is depreciated accordingly. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined, and the liability accrues interest. As with current IAS 17, under IFRS 16 lessors classify leases as operating or finance in nature.

IFRS 16 must be applied for periods beginning on or after January 1, 2019, with earlier adoption permitted if abovementioned IFRS 15 has also been applied. IFRS 16 is not yet endorsed by the EU. The Company is currently assessing the impact of the new standard.

Annual Report 2015      151

Group financial statements 12.9

Information by sector and main country

Philips Group

Information on income statement and cash flow by sector in millions of EUR unless otherwise stated

2013 - 2015

	sales	sales including intercompany	research and development expenses	income from operations	income from operations as a % of sales	cash flow before financing activities

2015
Healthcare	10,912	10,933	(1,073)	819	7.5%	81
Consumer Lifestyle	5,347	5,360	(301)	621	11.6%	589
Lighting	7,411	7,454	(315)	486	6.6%	642
Innovation, Group & Services	574	777	(238)	(934)	—	(2,086)
Inter-sector eliminations		(280)

Philips Group	24,244	24,244	(1,927)	992	4.1%	(774)
2014
Healthcare	9,186	9,209	(822)	456	5.0%	910
Consumer Lifestyle	4,731	4,739	(263)	520	11.0%	553
Lighting	6,869	6,927	(330)	185	2.7%	442
Innovation, Group & Services	605	934	(220)	(675)	—	(1,586)
Inter-sector eliminations		(418)

Philips Group	21,391	21,391	(1,635)	486	2.3%	319
2013
Healthcare	9,575	9,600	(810)	1,315	13.7%	1,292
Consumer Lifestyle	4,605	4,622	(268)	429	9.3%	480
Lighting	7,145	7,211	(313)	413	5.8%	418
Innovation, Group & Services	665	977	(268)	(302)	—	(2,140)
Inter-sector eliminations		(420)

Philips Group	21,990	21,990	(1,659)	1,855	8.4%	50

In 2015, our sectors were organized based on the nature of the products and services. The four sectors comprised Healthcare, Consumer Lifestyle, Lighting and Innovation, Group & Services. A short description of these sectors is as follows:

Healthcare consisted of the following businesses - Imaging Systems, Healthcare Informatics, Services & Solutions, Patient Care & Monitoring Solutions, and Customer Services.

Consumer Lifestyle consisted of the following businesses - Personal Care, Domestic Appliances, and Health & Wellness.

Lighting consisted of the following businesses - Light Sources & Electronics, Professional Lighting Solutions, and Consumer Luminaires.

Innovation, Group & Services consisted of group headquarters, as well as the overhead expenses of regional and country organizations. Also included are the net results of group innovation, intellectual property & services, the global service units and Philips’ pension and other postretirement benefit costs not directly allocated to the other sectors.

Transactions between the sectors mainly related to services provided by the sector Innovation, Group & Services to the other sectors. The pricing of such transactions was determined on an arm’s length basis.

From an external financial reporting perspective, it should be noted that Royal Philips will introduce new segment reporting, from Q1 2016 onwards. The new reporting structure will be based on different segments than the sectors currently presented and discussed in this Annual Report. Philips’ health technology activities will be reported in three segments (Personal Health, Diagnosis & Treatment, Connected Care & Health Informatics), the Philips Lighting businesses within one segment, and the remaining unallocated corporate items will contain certain legacy items and separation costs. For more details on the new segment reporting in 2016 and onwards, please refer to the introduction of chapter 6, Sector performance, of this report.

152      Annual Report 2015

Group financial statements 12.9

Philips Group

Information on balance sheet and capital expenditure in millions of EUR

2013 - 2015

	total assets	net operating capital	total liabilities excl. debt	current accounts receivable, net	tangible and intangible assets	depreciation and amortization1)	capital expenditures

2015
Healthcare	13,363	9,212	4,095	2,343	8,587	(618)	154
Consumer Lifestyle	3,080	1,453	1,627	853	1,658	(205)	107
Lighting	5,875	3,813	2,043	1,442	3,303	(281)	88
Innovation, Group & Services	6,849	(3,382)	5,264	89	990	(177)	173

Sector totals	29,167	11,096	13,029	4,727	14,538	(1,281)	522
Assets classified as held for sale	1,809		407

Total assets/liabilities (excl. debt)	30,976		13,436
2014
Healthcare	11,274	7,565	3,629	2,112	6,934	(480)	127
Consumer Lifestyle	3,049	1,353	1,696	791	1,647	(198)	109
Lighting	5,739	3,638	2,081	1,438	3,167	(351)	84
Innovation, Group & Services	6,677	(3,718)	5,525	135	873	(158)	117

Sector totals	26,739	8,838	12,931	4,476	12,621	(1,187)	437
Assets classified as held for sale	1,613		349

Total assets/liabilities (excl. debt)	28,352		13,280
2013
Healthcare	10,465	7,437	2,943	1,978	6,467	(517)	132
Consumer Lifestyle	2,832	1,261	1,571	743	1,574	(199)	135
Lighting	6,711	4,462	2,229	1,567	3,857	(333)	117
Innovation, Group & Services	6,044	(2,922)	4,340	132	648	(128)	98

Sector totals	26,052	10,238	11,083	4,420	12,546	(1,177)	482
Assets classified as held for sale	507		348

Total assets/liabilities (excl. debt)	26,559		11,431

1)	Includes impairments of tangible and intangible assets excluding goodwill

Philips Group

Goodwill assigned to sectors in millions of EUR

2014 - 2015

	carrying value at January 1	reclassification	acquisitions	purchase price allocation adjustment	impairments	divestments and transfers to assets classified as held for sale	translation differences	carrying value at December 31

2015
Healthcare	4,779	—	636	—	—	—	514	5,929
Consumer Lifestyle	686	—	—	—	—	—	47	733
Lighting	1,676	—	—	8	—	(1)	161	1,844
Innovation, Group & Services	17	—	—	—	—	1	(1)	17

Philips Group	7,158	—	636	8	—	—	721	8,523

2014
Healthcare	4,275	—	1	8	—	(2)	497	4,779
Consumer Lifestyle	632	—	—	—	—	—	54	686
Lighting	1,586	—	58	—	—	(155)	187	1,676
Innovation, Group & Services	11	—	9	—	—	(3)	—	17

Philips Group	6,504	—	68	8	—	(160)	738	7,158

Annual Report 2015      153

Group financial statements 12.9

Philips Group

Main countries in millions of EUR

2013 - 2015

	sales1)	tangible and intangible assets

2015
Netherlands	639	970
United States	7,522	9,291
China	2,774	1,194
Germany	1,357	170
Japan	992	455
India	845	134
France	806	48
Other countries	9,309	2,276

Total main countries	24,244	14,538
Assets classified as held for sale		1,159

Total tangible and intangible assets		15,697
2014
Netherlands	594	937
United States	6,160	7,649
China	2,362	1,135
Germany	1,351	153
Japan	908	379
France	839	52
United Kingdom	722	594
Other countries	8,455	1,722

Total main countries	21,391	12,621
Assets classified as held for sale		989

Total tangible and intangible assets		13,610
2013
Netherlands	649	915
United States	6,325	7,384
China	2,616	1,057
Germany	1,316	288
Japan	943	401
France	890	80
United Kingdom	677	573
Other countries	8,574	1,848

Total main countries	21,990	12,546
Assets classified as held for sale		62

Total tangible and intangible assets		12,608

1)	The sales are reported based on country of destination.

Discontinued operations and other assets classified as held for sale

Discontinued operations included in the Consolidated statements of income and the Consolidated statements of cash flows consist of the combined Lumileds and Automotive businesses and certain other divestments reported as discontinued operations.

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

As announced on January 22, 2016, Philips and GO Scale Capital have withdrawn their filing with the Committee on Foreign Investment in the United States (CFIUS) and terminated the agreement pursuant to which the consortium led by GO Scale Capital would have acquired an 80.1% interest in the combined businesses of Lumileds and Automotive. Despite the parties’ extensive efforts to mitigate CFIUS’ concern, regulatory clearance has not been granted for this particular transaction. Philips is actively engaging with other parties that have expressed an interest in the businesses.

154      Annual Report 2015

Group financial statements 12.9

The following table summarizes the results of the combined businesses of Lumileds and Automotive included in the Consolidated statements of income as discontinued operations.

Philips Group

Results of combined Lumileds and Automotive Lighting businesses in millions of EUR

2013 - 2015

	2013	2014	2015

Sales	1,268	1,416	1,619
Costs and expenses	(1,134)	(1,202)	(1,320)

Income before taxes	134	214	299
Income tax expense	(1)	(73)	(53)

Results from discontinued operations	133	141	246

Upon disposal, the associated currency translation differences, part of Shareholders’ equity, will be recognized in the Consolidated statement of income. At December 31, 2015, the estimated release amounts to a EUR 76 million gain.

The following table presents the assets and liabilities of the combined Lumileds and Automotive business, as Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale in the Consolidated balance sheet as from 2014.

Philips Group

Assets and liabilities of combined Lumileds and Automotive Lighting businesses in millions of EUR

2014 - 2015

	2014	2015

Property, plant and equipment	666	762
Intangible assets including goodwill	295	379
Inventories	248	285
Accounts receivable	278	314
Other assets	14	34

Assets classified as held for sale	1501	1,774
Accounts payable	(134)	(192)
Provisions	(34)	(39)
Other liabilities	(149)	(170)

Liabilities directly associated with assets held for sale	(317)	(401)

Discontinued operations: Other

Certain results of other divestments, including the Audio, Video, Multimedia & Accessories business and the Television business, reported as discontinued operations are included, with a net loss of EUR 1 million in 2015 (2014: a net gain of EUR 49 million; 2013: a net gain of EUR 5 million).

Other assets classified as held for sale

Assets and liabilities directly associated with assets held for sale relate to property, plant and equipment for an amount of EUR 1 million (December 31, 2014: EUR 23 million) and businesses net assets classified as held for sale amounted to EUR 28 million at December 31, 2015 (December 31, 2014 EUR 19 million).

In 2015, property, plant and equipment divested assets classified as held for sale amounted to EUR 43 million with proceeds of EUR 88 million. Other non-current financial assets divested classified as held for sale amounted to EUR 20 million with proceeds of EUR 20 million. Businesses divested net assets classified as held for sale amounted to EUR 9 million. The businesses divested had proceeds of EUR 59 million.

In 2014, property, plant and equipment divested assets classified as held for sale amounted to EUR 17 million with proceeds of EUR 19 million. Other non-current financial assets divested classified as held for sale amounted to EUR 76 million with proceeds of EUR 76 million. Businesses divested net assets classified as held for sale amounted to EUR 46 million. The businesses divested had proceeds of EUR 45 million.

Acquisitions and divestments

2015

Acquisitions

Philips completed four acquisitions in 2015. These acquisitions involved an aggregated net cash outflow of EUR 1,116 million, with Volcano Corporation (Volcano) being the most notable acquisition.

On February 17, 2015, Philips completed the acquisition of Volcano for a total cash consideration of EUR 1,250 million. This amount involved the purchase price of shares (EUR 822 million), the payoff of certain debt (EUR 405 million) and the settlement of outstanding stock options (EUR 23 million). The overall cash position of Volcano on the transaction date was EUR 158 million, resulting in a net cash outflow related to this acquisition of EUR 1,092 million.

Volcano is a US-based global leader in catheter-based imaging and measurement solutions for cardiovascular applications and is very complementary to the Philips vision, strategy, and portfolio in image-guided therapy.

Annual Report 2015      155

Group financial statements

Transaction-related costs that were recognized in General and administrative expenses amounted to EUR 15 million. As of February 17, 2015, Volcano is 100% consolidated as part of the Healthcare sector. The condensed balance sheet of Volcano, immediately before and after the acquisition was as follows:

Volcano

Balance sheet in millions of EUR

2015

	before acquisition date	after acquisition date

Goodwill	133	627
Other intangible assets	87	320
Property, plant and equipment	105	105
Other assets	80	50
Other liabilities	(41)	(142)
Working Capital	112	156
Cash	158	158

Total assets and liabilities	634	1,274

Group Equity	(219)	(1,250)
Loans	(415)	(24)

Financed by	(634)	(1,274)

The goodwill is primarily related to synergies expected to be achieved from integrating Volcano within the Healthcare sector. The goodwill is not tax-deductible. Other intangible assets are comprised of the following:

Volcano

Other intangible assets in millions of EUR

2015

	amount	amortization period in years

Installed base	62	6
Developed technology - Systems	155	15
Developed technology - Disposables	58	15
Developed technology - Peripheral Therapeutics	26	15
IPR&D	6	n/a
Trade names	13	10

Total other intangible assets	320

For the period from February 17, 2015, Volcano contributed sales of EUR 286 million and a loss from operations of EUR 113 million, which includes acquisition related costs of EUR 103 million.

Divestments

Philips completed seven divestments during 2015, with the sale of the 20% interest in Assembléon Holding B.V. and the sale of the Remote Control activities being the most notable divestments. The seven divestments involved an aggregated cash consideration of EUR 59 million.

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

Divestments

Apart from the divestment of the Audio, Video, Multimedia & Accessories business, Philips completed two other divestments of business activities during 2014, which related to Healthcare and Lighting activities. The two transactions involved an aggregate consideration of EUR 43 million.

Interests in entities

In this section we discuss the nature of, and risks associated with, the Company’s interests in its consolidated entities and associates, and the effects of those interests on the Company’s financial position and financial performance. Interests in entities relates to:

•	Interests in subsidiaries

•	Investments in associates

Interests in subsidiaries

Wholly owned subsidiaries

The Group financial statements comprise the assets and liabilities of approximately 450 legal entities. Set out below is a list of material subsidiaries representing greater than 5% of either the consolidated group sales, income from operations or net income (before any intra-group eliminations). All of the entities are 100% owned and have been for the last 3 years.

156      Annual Report 2015

Group financial statements 12.9

Philips Group

Interests in materially wholly owned subsidiaries in alphabetical order

2015

Legal entity name	Principal country of business

Invivo Corporation	United States
Lumileds Malaysia Sdn. Bhd.	Malaysia
Philips (China) Investment Company, Ltd.	China
Philips Consumer Lifestyle B.V.	Netherlands
Philips Electronics North America Corporation	United States
Philips Electronics Singapore Pte Ltd	Singapore
Philips GmbH	Germany
Philips Innovative Applications	Belgium
Philips Lighting B.V.	Netherlands
Philips Medizin Systeme Böblingen GmbH	Germany
Philips Nederland B.V.	Netherlands
Philips Oral Healthcare, LLC	United States
Philips Respironics GK	Japan
Philips Ultrasound, Inc.	United States
RI Finance, Inc.	United States
RIC Investments, LLC	United States

Not wholly owned subsidiaries

In total, 19 consolidated subsidiaries are not wholly owned by the Company. Among the consolidated legal entities is Saudi Lighting Company Limited created after the acquisition of General Lighting Company (GLC) where the Company owns 51% of the voting power. The Company controls this entity. The sales, income from operations and net income of this entity is 3% of the consolidated financial data. The non-controlling interest of 49% represents an amount of EUR 102 million as per December 31, 2015.

Also among the consolidated legal entities is Philips India Limited where the Company owns 96% of the voting power. The non-controlling interest of 4% represents an amount of EUR 10 million as per December 31, 2015.

The sales, income from operations and net income of the remaining not wholly owned subsidiaries (before any intra-group eliminations) are less than 2% of the consolidated financial data of the Company and are therefore not considered material.

Investments in associates

Philips has investments in a number of associates, none of them are regarded as individually material.

The changes during 2015 are as follows:

Philips Group

Investments in associates in millions of EUR

2015

Total investments

Balance as of January 1, 2015	157
Changes:
Acquisitions/additions	1
Reclassifications	18
Share in income	10
Share in other comprehensive income	1
Impairments	(2)
Dividends declared	(17)
Translation and exchange rate differences	13

Balance as of December 31, 2015	181

Included in the line reclassifications is an investment of EUR 18 million that was reclassified from available-for-sale financial assets. The Company owns less than 20% in the capital of the underlying company but is able to exercise significant influence and is therefore accounted for as an Investment in associate.

The Company owns one equity interest which represents more than 20% in the capital of the underlying company. With respect to this equity interest, the Company cannot exercise significant influence based on governance agreements concluded among shareholders. This equity interests is accounted for as Other non-current financial assets. In 2015, the Company’s share in the net income of this entity was insignificant.

Income from operations

For information related to Sales and tangible and intangible assets on a geographical and sector basis, see note 2, Information by sector and main country.

Philips Group

Sales and costs by nature in millions of EUR

2013 - 2015

	2013	2014	2015

Sales	21,990	21,391	24,244

Costs of materials used	(7,494)	(7,296)	(8,446)
Employee benefit expenses	(5,814)	(6,080)	(7,107)
Depreciation and amortization	(1,177)	(1,187)	(1,281)
Shipping and handling	(762)	(741)	(806)
Advertising and promotion	(869)	(913)	(1,000)
Lease expense 1)	(344)	(318)	(324)
Other operational costs 2)	(3,734)	(4,156)	(4,375)
Impairment of goodwill	(28)	(3)	—
Other business income (expenses)	87	(211)	87

Income from operations	1,855	486	992

1)	Lease expense includes EUR 35 million (2014: EUR 35 million, 2013: EUR 42 million) of other costs, such as fuel and electricity, and taxes to be paid and reimbursed to the lessor
2)

Other operational costs contain items which are dissimilar in nature and individually insignificant in amount to disclose separately. These costs contain among others expenses for outsourcing services, mainly in IT and HR, 3rd party workers, consultants, warranty, patents and costs for travelling and external legal services.

Annual Report 2015      157

Group financial statements 12.9

Sales composition

Philips Group

Sales composition in millions of EUR

2013 - 2015

	2013	2014	2015

Goods	18,398	17,972	20,659
Services	3,130	2,948	3,080
Royalties	462	471	505

Sales	21,990	21,391	24,244

Philips has no single external customer that represents 10% or more of sales.

Costs of materials used

Cost of materials used represents the inventory recognized in cost of sales.

Employee benefit expenses

Philips Group

Employee benefit expenses in millions of EUR

2013 - 2015

	2013	2014	2015

Salaries and wages	4,722	5,018	5,533
Post-employment benefits costs	354	326	780
Other social security and similar charges:
- Required by law	621	623	664
- Voluntary	117	113	130

Employee benefit expenses	5,814	6,080	7,107

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

Employees

The average number of employees by category is summarized as follows:

Philips Group

Employees in FTEs

2013 - 2015

	2013	2014	2015

Production	50,628	48,110	46,869
Research and development	11,757	11,714	11,462
Other	31,673	32,684	34,011

Employees	94,058	92,508	92,342
3rd party workers	12,194	12,562	13,314

Continuing operations	106,252	105,070	105,656
Discontinued operations	10,792	9,222	8,556

Employees consist of those persons working on the payroll of Philips and whose costs are reflected in the Employee benefit expenses table. 3rd party workers consist of personnel hired on a per-period basis, via external companies.

Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets, including impairments, are as follows:

Philips Group

Depreciation and amortization1) in millions of EUR

2013 - 2015

	2013	2014	2015

Depreciation of property, plant and equipment	521	592	582
Amortization of software	39	32	48
Amortization of other intangible assets	393	332	380
Amortization of development costs	224	231	271

Depreciation and amortization	1,177	1,187	1,281

1)	Includes impairments

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

Audit fees

Philips Group

Fees KPMG in millions of EUR

2013 - 2015

	2013	2014	2015

Audit fees	15.6	14.9	15.3
- consolidated financial statements	10.1	9.6	9.8
- statutory financial statements	5.5	5.3	5.5
Audit-related fees 1)	2.2	3.9	4.9
- acquisitions and divestments	0.4	2.4	3.6
- sustainability assurance	0.7	0.6	0.6
- other	1.1	0.9	0.7
Tax fees 2)	0.8	0.2	1.1
- tax compliance services	0.8	0.2	1.1
Other fees	1.3	0.0	0.0
- other	1.3	0.0	0.0

Fees KPMG	19.9	19.0	21.3

1)	The percentage of audit-related fees in 2015 is 23.0% of the total fees
2)	The percentage of tax fees in 2015 is 5.2% of the total fees

This table ‘Fees KPMG’ forms an integral part of the Company Financial Statements, please refer to note B, Audit fees.

Impairment of goodwill

In 2014, goodwill impairment charges amount to EUR 3 million consisting of impairments on divested businesses in Healthcare and Lighting. In 2013, goodwill

158      Annual Report 2015

Group financial statements 12.9

impairment charges amounted to EUR 28 million, including EUR 26 million as result of reduced growth expectations in Consumer Luminaires, see note 11, Goodwill.

Other business income (expenses)

Other business income (expenses) consists of the following:

Philips Group

Other business income (expenses) in millions of EUR

2013 - 2015

	2013	2014	2015

Result on disposal of businesses:
- income	50	7	4
- expense	(1)	(2)	(5)
Result on disposal of fixed assets:
- income	18	18	79
- expense	(13)	(1)	(9)
Result on other remaining businesses:
- income	54	38	54
- expense	(21)	(271)	(36)

Other business income (expenses)	87	(211)	87

Total other business income	122	63	137
Total other business expense	(35)	(274)	(50)

In 2015, result on disposal of businesses was mainly due to divestment of non-strategic businesses. For further information, see note 4, Acquisitions and divestments.

In 2015, result on disposal of fixed assets was mainly due to sale of real estate assets.

In 2015, result on other remaining businesses mainly relates to non-core revenue and various legal matters.

In 2014 remaining business expense mainly relates to certain parts of the Cathode Ray Tube antitrust litigation as mentioned in note 26, Contingent assets and liabilities for which the Company concluded it was able to make a reliable estimate of the cash outflow or was able to reach a settlement with the relevant plaintiffs. For more details reference is made to note 19, Provisions - litigation provisions and note 26, Contingent assets and liabilities - legal proceedings.

Financial income and expenses

Philips Group

Financial income and expenses in millions of EUR

2013 - 2015

	2013	2014	2015

Interest income	54	39	48
Interest income from loans and receivables	32	22	21
Interest income from cash and cash equivalents	22	17	27
Dividend income from available for sale financial assets	5	4	6
Net gains from disposal of financial assets	—	60	20
Net change in fair value of financial assets at fair value through profit or loss	—	—	4
Other financial income	11	11	20

Financial income	70	114	98
Interest expense	(323)	(290)	(350)
Interest on debt and borrowings	(245)	(224)	(271)
Finance charges under finance lease contract	(7)	(7)	(7)
Interest expenses - pensions	(71)	(59)	(72)
Provision-related accretion and interest	(25)	(80)	(35)
Net foreign exchange losses	(6)	(1)	(11)
Impairment loss of financial assets	(10)	(17)	(46)
Net change in fair value of financial assets at fair value through profit or loss	(9)	(6)	—
Net change in fair value of financial liabilities at fair value through profit or loss	(3)	(2)	—
Other financial expenses	(24)	(19)	(25)

Financial expense	(400)	(415)	(467)

Financial income and expenses	(330)	(301)	(369)

Net financial income and expense showed a EUR 369 million expenses in 2015, which was 68 million higher than in 2014. Interest expense in 2015 was EUR 60 million higher than in 2014, mainly due to weaker EUR against USD in relation to interest expenses on USD bonds. The gain from disposal of financial assets in 2015 amounted to EUR 20 million, mainly from Assembléon, Silicon & Software Systems and other equity interest. The impairment charges in 2015 amounted to EUR 46 million mainly due to valuation allowances on Other current receivables. Provision-related accretion and interest in 2015 primarily consisted of interest expense related to the jury verdict in the Masimo litigation, and accretion expense associated with other discounted provisions and uncertain tax positions.

Interest expense in 2014 was EUR 33 million lower than in 2013, mainly as a result of lower average outstanding debt and lower interest related to pensions in 2014. The gain from disposal on financial assets in 2014 amounted to EUR 60 million, mainly from Neusoft, Chimei Innolux, Gilde III and Sapiens. In 2014 impairment charges amounted to EUR 17 million. Provision-related accretion and interest in 2014 primarily consisted of interest expense related to the jury verdict in the

Annual Report 2015      159

Group financial statements 12.9

Masimo litigation, and accretion expense associated with other discounted provisions and uncertain tax positions.

Net financial income and expense showed a EUR 330 million expense in 2013. Total financial income of EUR 70 million included a EUR 54 million interest income.

Income taxes

The income tax expense of continuing operations amounted to EUR 239 million (2014: EUR 26 million, 2013: EUR 466 million).

The components of income before taxes and income tax expense are as follows:

Philips Group

Income tax expense in millions of EUR

2013 - 2015

	2013	2014	2015

Netherlands	281	665	229
Foreign	1,244	(480)	394

Income before taxes of continuing operations	1,525	185	623

Netherlands:
Current tax (expense) benefit	5	(12)	8
Deferred tax expense	(107)	(29)	—

Total tax (expense) benefit of continuing operations (Netherlands)	(102)	(41)	8

Foreign:
Current tax expense	(274)	(250)	(242)
Deferred tax (expense) benefit	(90)	265	(5)

Total tax (expense) benefit of continuing operations (foreign)	(364)	15	(247)

Income tax expense of continuing operations	(466)	(26)	(239)

Income tax expense of continuing operations excludes the tax expense of the discontinued operations of EUR 54 million (2014: EUR 11 million, 2013: EUR 11 million).

The components of income tax expense of continuing operations are as follows:

Philips Group

Current income tax expense in millions of EUR

2013 - 2015

	2013	2014	2015

Current year tax expense	(262)	(241)	(244)
Prior year tax (expense) benefit	(7)	(21)	10

Current tax expense	(269)	(262)	(234)

Philips Group

Deferred income tax expense in millions of EUR

2013 - 2015

	2013	2014	2015

Tax loss carryforwards previously unrecognized	20	18	7
Current year tax loss carryforwards unrecognized	(29)	(65)	(86)
Tax assets relating to temporary differences unrecognized	(3)	(47)	(31)
Prior year tax (expense) benefit	15	34	(7)
Tax rate changes	—	12	(19)
Deferred tax (expense) benefit recognized for the current year	(200)	284	131

Deferred tax (expense) benefit	(197)	236	(5)

Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rates vary from 10.0% to 39.0%, which results in a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25.0% (2014: 25.0%; 2013: 25.0%).

A reconciliation of the weighted average statutory income tax rate to the effective income tax rate of continuing operations is as follows:

Philips Group

Effective tax rate in %

2013 - 2015

	2013	2014	2015

Weighted average statutory income tax rate in %	29.2	7.9	29.8
Increase (Decrease) in tax rate resulting from:
- recognition of previously unrecognized tax loss carryforwards	(1.3)	(9.6)	(1.2)
- current year tax loss carryfowards unrecognized	1.9	34.9	13.7
- current year temporary differences unrecognized	0.2	25.5	4.9
Non-deductible impairment charges	0.7	1.8	0.1
Non-taxable income	(8.9)	(100.1)	(30.7)
Non-deductible expense	8.1	51.6	20.5
Withholding and other taxes	0.9	13.4	4.9
Tax rate changes	—	(6.3)	3.0
Prior year tax expense	(0.2)	(30.8)	(0.4)
Tax expense (benefit) due to other liabilities	0.3	5.6	(5.9)
Tax incentives	(0.7)	(7.4)	(0.7)
Others, net	0.4	27.6	0.4

Effective tax rate	30.6	14.1	38.4

The weighted average statutory income tax rate increased in 2015 compared to 2014, as a consequence of a significant change in the geographical mix of actual profits.

The effective income tax rate is higher than the weighted average statutory income tax rate in 2015, mainly due to the non-deductible expenses, new loss carryforwards and temporary differences not expected to be realized which are partly offset by non-taxable income. Non-taxable income is partly attributable to favorable tax regulations relating to R&D investments.

160      Annual Report 2015

Group financial statements 12.9

Deferred tax assets and liabilities

Net deferred tax assets relate to the following balance sheet captions and tax loss carryforwards (including tax credit carryforwards), of which the movements during the years 2015 and 2014 respectively are presented in the tables below.

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

The net deferred tax assets of EUR 2,594 million (2014: EUR 2,353 million) consist of deferred tax assets of EUR 2,758 million (2014: EUR 2,460 million) in countries with a net deferred tax asset position and deferred tax liabilities of EUR 164 million (2014: EUR 107 million) in countries with a net deferred tax liability position. Of the

Philips Group

Deferred tax assets and liabilities in millions of EUR

2015

	Balance as of January 1, 2015	recognized in income statement	other1)	Balance as of December 31, 2015	Assets	Liabilities

Intangible assets	(980)	131	(240)	(1,089)	195	(1,284)
Property, plant and equipment	73	(50)	(4)	19	63	(44)
Inventories	311	10	33	354	360	(6)
Prepaid pensions	98	(142)	41	(3)	—	(3)
Other receivables	49	—	2	51	57	(6)
Other assets	24	13	(20)	17	31	(14)
Provisions:
- pensions	562	(23)	30	569	569	—
- guarantees	4	(1)	—	3	3	—
- termination benefits	109	(40)	1	70	71	(1)
- other postretirement benefits	71	1	(2)	70	70	—
- other provisions	783	(3)	5	785	805	(20)
Other liabilities	209	(33)	19	195	216	(21)
Deferred tax assets on tax loss carryforwards (including tax credit carryforwards)	1,040	132	381	1,553	1,553	—
Set-off deferred tax positions					(1,235)	1,235

Net deferred tax assets	2,353	(5)	246	2,594	2,758	(164)

1)	Other includes the movements of assets and liabilities recognized in OCI, which includes foreign currency translation differences, and acquisitions and divestments.

Philips Group

Deferred tax assets and liabilities in millions of EUR

2014

	Balance as of January 1, 2014	recognized in income statement	other1)	Balance as of December 31, 2014	Assets	Liabilities

Intangible assets	(871)	59	(168)	(980)	114	(1,094)
Property, plant and equipment	58	9	6	73	120	(47)
Inventories	264	24	23	311	317	(6)
Prepaid pension	(1)	(40)	139	98	99	(1)
Other receivables	50	6	(7)	49	58	(9)
Other assets	32	(8)	—	24	45	(21)
Provisions:
- pensions	426	(49)	185	562	562	—
- guarantees	29	(25)	—	4	4	—
- termination benefits	97	23	(11)	109	109	—
- other postretirement benefits	57	2	12	71	71	—
- other provisions	567	126	90	783	791	(8)
Other liabilities	192	(1)	18	209	226	(17)
Deferred tax assets on tax loss carryforwards (including tax credit carryforwards)	699	110	231	1,040	1,040	—
Set-off deferred tax positions					(1,096)	1,096

Net deferred tax assets	1,599	236	518	2,353	2,460	(107)

1)	Other includes the movements of assets and liabilities recognized in OCI, which includes foreign currency translation differences, and acquisitions and divestments.

Annual Report 2015      161

Group financial statements 12.9

total deferred tax assets of EUR 2,758 million at December 31, 2015, (2014: EUR 2,460 million), EUR 2,119 million (2014: EUR 1,352 million) is recognized in respect of fiscal entities in various countries where there have been fiscal losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize these deferred tax assets.

At December 31, 2015 and 2014, there were no recognized deferred tax liabilities for taxes that would be payable on the unremitted earnings of certain foreign subsidiaries of Philips Holding USA since it has been determined that undistributed profits of such subsidiaries will not be distributed in the foreseeable future. The temporary differences associated with the investments in subsidiaries of Philips Holding USA, for which a deferred tax liability has not been recognized, aggregate to EUR 78 million (2014: EUR 47 million).

At December 31, 2015, net operating loss carryforwards expire as follows:

Philips Group

Expiry years of net operating loss carryforwards in millions of EUR

Total	2016	2017	2018	2019	2020	2021/ 2025	later	unlimited
7,566	—	2	9	176	207	2,459	1,456	3,257

The Company also has tax credit carryforwards of EUR 217 million, which are available to offset future tax, if any, and which expire as follows:

Philips Group

Expiry years of tax credit carryforwards in millions of EUR

Total	2016	2017	2018	2019	2020	2021/ 2025	later	unlimited
217	—	4	5	4	2	39	146	17

At December 31, 2015, net operating loss and tax credit carryforwards for which no deferred tax assets have been recognized in the balance sheet, expire as follows:

Philips Group

Net operating loss and tax credit carryforwards for which no deferred tax asset has been recognized in millions of EUR

Total	2016	2017	2018	2019	2020	2021/ 2025	later	unlimited
2,507	—	4	5	84	103	335	550	1,426

At December 31, 2015, the amount of deductible temporary differences for which no deferred tax asset has been recognized in the balance sheet is EUR 139 million (2014: EUR 190 million).

Classification of the income tax payable and receivable is as follows:

Philips Group

Income tax payables and receivables in millions of EUR

2014 - 2015

	2014	2015

Income tax receivables	140	114
Income tax receivables - under non-current receivables	—	—
Income tax payables	(102)	(116)
Income tax payables - under non-current liabilities	(1)	—

Tax risks

Philips is exposed to tax uncertainties. These uncertainties include, among others, the following:

Transfer pricing uncertainties

Philips has issued transfer pricing directives, which are in accordance with international guidelines such as those of the Organization of Economic Co-operation and Development. As transfer pricing has a cross-border effect, potential adjustments by local tax authorities on implemented transfer pricing procedures in a country may have an impact on results in another country. In order to reduce the transfer pricing uncertainties, monitoring procedures are carried out by Group Tax and Internal Audit to safeguard the correct implementation of the transfer pricing directives.

Tax uncertainties on general and specific service agreements and licensing agreements

Due to the centralization of certain activities in a limited number of countries (such as research and development, IT, Group functions and head office), costs are also centralized. As a consequence, these costs and/or revenues must be allocated to the beneficiaries, i.e. the various Philips entities. For that purpose, service contracts such as intra-group service agreements and licensing agreements are signed with a large number of group entities. Tax authorities review these intra-group service and licensing agreements, and may reject the implemented intra-group charges. Furthermore, buy in/out situations in the case of (de)mergers could affect the cost allocation resulting from the general service agreements between countries. The same applies to the specific service agreements.

Tax uncertainties due to disentanglements and acquisitions

When a subsidiary of Philips is disentangled, or a new company is acquired, related tax uncertainties may arise. Philips creates merger and acquisition (M&A) teams for these disentanglements or acquisitions. In addition to representatives from the involved business, these teams consist of specialists from various group functions and are formed, among other things, to identify hidden tax uncertainties that could subsequently surface when companies are acquired and to reduce tax claims related to disentangled entities. These tax uncertainties are investigated and

162      Annual Report 2015

Group financial statements 12.9

assessed to mitigate tax uncertainties in the future to the extent possible. Examples of tax uncertainties are: applicability of participation exemptions, allocation issues, and issues related to (non-)deductibility.

Tax uncertainties due to permanent establishments

In countries where Philips starts new operations or alters business models, the issue of permanent establishment may arise. This is because when operations in a country involves a Philips organization in another country, there is a risk that tax claims will arise in the former country as well as in the latter country.

Earnings per share

Philips Group

Earnings per share in millions of EUR unless otherwise stated1)

2013 - 2015

	2013		2014			2015

Income from continuing operations		1,034		221		414
Income (loss) attributable to non-controlling interest		3		(4)		14

Income from continuing operations attributable to shareholders		1,031		225		400

Income from discontinued operations		138		190		245

Net income attributable to shareholders		1,169		415		645

Weighted average number of common shares outstanding (after deduction of treasury shares) during the year		911,071,970		915,192,683		916,086,943
Plus incremental shares from assumed conversions of:
Options	5,464,833		4,617,109		3,565,682
Performance shares	662,973		614,010		2,479,923
Restricted share rights	4,768,777		2,290,472		1,491,960
Convertible debentures	103,899

Dilutive potential common shares		11,000,482		7,521,591		7,537,565
Adjusted weighted average number of shares (after deduction of treasury shares) during the year		922,072,452		922,714,274		923,624,508

Basic earnings per common share in EUR2)
Income from continuing operations		1.13		0.24		0.45
Income from discontinued operations		0.15		0.21		0.27
Income from continuing operations attributable to shareholders		1.13		0.25		0.44
Net income attributable to shareholders		1.28		0.45		0.70

Diluted earnings per common share in EUR2,3,4)
Income from continuing operations		1.12		0.24		0.45
Income from discontinued operations		0.15		0.21		0.27
Income from continuing operations attributable to shareholders		1.12		0.24		0.43
Net income attributable to shareholders		1.27		0.45		0.70

Dividend distributed per common share in euros		0.75		0.80		0.80

1)	Shareholders in this table refer to shareholders of Koninklijke Philips N.V.
2)	The effect on income of convertible debentures affecting earnings per share is considered immaterial
3)

In 2015, 2014 and 2013, respectively 12 million, 19 million and 14 million securities that could potentially dilute basic EPS were not included in the computation of dilutive EPS because the effect would have been antidilutive for the periods presented

4)	The dilutive potential common shares are not taken into account in the periods for which there is a loss, as the effect would be antidilutive

Annual Report 2015      163

Group financial statements 12.9

Property, plant and equipment

Philips Group

Property, plant and equipment in millions of EUR

2015

	land and buildings	machinery and installations	other equipment	prepayments and construction in progress	total

Balance as of January 1, 2015:
Cost	1,803	3,127	1,745	169	6,844
Accumulated depreciation	(931)	(2,520)	(1,298)	—	(4,749)

Book value	872	607	447	169	2,095
Change in book value:
Capital expenditures	13	113	62	387	575
Assets available for use	59	139	140	(338)	—
Acquisitions	—	107	2	—	109
Disposals and sales	(3)	(3)	(6)	—	(12)
Depreciation	(83)	(252)	(196)	—	(531)
Impairments	(8)	(27)	(16)	—	(51)
Transfer (to) from assets classified as held for sale	26	(10)	—	(2)	14
Translation differences	37	61	21	4	123

Total changes	41	128	7	51	227
Balance as of December 31, 2015:
Cost	1,864	3,260	1,873	220	7,217
Accumulated depreciation	(951)	(2,525)	(1,419)	—	(4,895)

Book value	913	735	454	220	2,322

Philips Group

Property, plant and equipment in millions of EUR

2014

	land and buildings	machinery and installations	other equipment	prepayments and construction in progress	total

Balance as of January 1, 2014:
Cost	1,899	3,948	1,586	259	7,692
Accumulated depreciation	(872)	(2,885)	(1,155)	—	(4,912)

Book value	1,027	1,063	431	259	2,780
Change in book value:
Capital expenditures	6	86	68	368	528
Assets available for use	79	220	132	(431)	—
Acquisitions	7	6	4	2	19
Disposals and sales	—	(5)	(7)	—	(12)
Depreciation	(91)	(295)	(178)	—	(564)
Impairments	(26)	(74)	(21)	(1)	(122)
Transfer to assets classified as held for sale	(190)	(451)	(10)	(37)	(688)
Translation differences	60	57	28	9	154

Total changes	(155)	(456)	16	(90)	(685)
Balance as of December 31, 2014:
Cost	1,803	3,127	1,745	169	6,844
Accumulated depreciation	(931)	(2,520)	(1,298)	—	(4,749)

Book value	872	607	447	169	2,095

Land with a book value of EUR 142 million at December 31, 2015 (2014: EUR 89 million) is not depreciated. The acquisitions through business combinations in 2015 mainly consist of the acquired machinery and installations of Volcano for EUR 104 million. Transfer from assets classified as held for sale mainly includes a property reclassified back to property, plant and equipment for EUR 56 million, as it is no longer expected to be sold in 2016.

Transfer to assets classified as held for sale in 2014 mainly relates to the combined businesses of Lumileds and Automotive. Impairment charges of EUR 49 million are related to industrial assets in Lighting in 2014.

Property, plant and equipment includes financial lease assets with a book value of EUR 203 million at December 31, 2015 (2014: EUR 192 million).

164      Annual Report 2015

Group financial statements 12.9

The expected useful lives of property, plant and equipment are as follows:

Philips Group

Useful lives of property, plant and equipment in years

Buildings	from 5 to 50 years
Machinery and installations	from 3 to 20 years
Other equipment	from 1 to 10 years

Goodwill

The changes in 2014 and 2015 were as follows:

Philips Group

Goodwill in millions of EUR

2014 - 2015

	2014	2015

Balance as of January 1:
Cost	8,596	9,151
Amortization and impairments	(2,092)	(1,993)

Book value	6,504	7,158

Changes in book value:
Acquisitions	68	636
Purchase price allocation adjustment	8	8
Impairments	—	—
Divestments and transfers to assets classified as held for sale	(160)	—
Translation differences	738	721

Balance as of December 31:
Cost	9,151	10,704
Amortization and impairments	(1,993)	(2,181)

Book value	7,158	8,523

Goodwill increased by EUR 627 million in 2015 due to the acquisition of Volcano. The increase of EUR 721 million in translation differences was mainly due to the increase in the USD/EUR rate which impacted the goodwill denominated in USD.

In 2014 the movement acquisitions mainly related to the acquisition of General Lighting Company (GLC) for EUR 58 million. Divestments and transfer to assets classified as held for sale in 2014 relate to the sectors Healthcare and Lighting. In 2014 the movement of EUR 738 million in translation differences is mainly explained by the increase of the USD/EUR rate which impacted the goodwill nominated in USD.

In 2015, the activities of Imaging Systems in the sector Healthcare were split over three new cash-generating units: Image-Guided Therapy, Ultrasound and Diagnostic Imaging. As a result of the change, the goodwill associated with Imaging Systems was allocated over these three new units.

For impairment testing, goodwill is allocated to (groups of) cash-generating units (typically one level below operating sector level), which represent the lowest level at which the goodwill is monitored internally for management purposes.

Goodwill allocated to the cash-generating units Respiratory Care & Sleep Management, Image-Guided Therapy, Patient Care & Monitoring Solutions and Professional Lighting Solutions is considered to be significant in comparison to the total book value of goodwill for the Group at December 31, 2015. The amounts associated as of December 31, 2015, are presented below:

Philips Group

Goodwill allocated to the cash-generating units in millions of EUR

2014 - 2015

	2014	2015

Respiratory Care & Sleep Management	1,704	1,884
Imaging Systems	1,592
Image-Guided Therapy		1,066
Patient Care & Monitoring Solutions	1,317	1,452
Professional Lighting Solutions	1,470	1,626
Other (units carrying a non-significant goodwill balance)	1,075	2,495

Book value	7,158	8,523

The basis of the recoverable amount used for the units disclosed in this note is the value in use. In the annual impairment test performed in the second quarter and in the tests performed in the second half of 2015, the estimated recoverable amounts of the cash-generating units tested approximated or exceeded the carrying value of the units, therefore no impairment loss was recognized.

Key assumptions used in the impairment tests for the units were sales growth rates, income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts that cover an initial period from 2015 to 2019 that matches the period used for our strategic process. Projections were extrapolated with stable or declining growth rates for a period of 5 years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and margins used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages.

Income from operations in all mentioned units is expected to increase over the projection period as a result of volume growth and cost efficiencies. In anticipation of the new reporting structure in 2016, the impact of an additional allocation of central overhead costs over the projection period has been considered for units which performed an updated test in the second half of 2015.

Cash flow projections of Respiratory Care & Sleep Management, Image-Guided Therapy, Patient Care & Monitoring Solutions and Professional Lighting Solutions for 2015 were based on the key assumptions

Annual Report 2015      165

Group financial statements 12.9

included in the table below. These assumptions are based on the annual impairment test performed in the second quarter except for the unit Professional Lighting Solutions which performed an updated test in Q4 2015.

Philips Group

Key assumptions in %

2015

	compound sales growth rate1)

	initial forecast period	extra- polation period2)	used to calculate terminal value	pre-tax discount rates

Respiratory Care & Sleep Management	6.9	5.6	2.7	11.5
Image-Guided Therapy	3.0	2.4	2.7	12.2
Patient Care & Monitoring Solutions	6.0	4.8	2.7	13.4
Professional Lighting Solutions	5.0	5.1	2.7	15.1

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period
2)	Also referred to later in the text as compound long-term sales growth rate

The assumptions used for the 2014 cash flow projections were as follows:

Philips Group

Key assumptions in %

2014

	compound sales growth rate1)

	initial forecast period	extra- polation period2)	used to calculate terminal value	pre-tax discount rates

Respiratory Care & Sleep Management	4.2	3.6	2.7	11.4
Imaging Systems	3.3	3.1	2.7	12.8
Patient Care & Clinical Informatics	4.9	3.8	2.7	12.8
Professional Lighting Solutions	10.1	6.5	2.7	13.8

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period
2)	Also referred to later in the text as compound long-term sales growth rate

Among the mentioned units, Professional Lighting Solutions has the lowest excess of the recoverable amount over the carrying amount. The headroom of Professional Lighting Solutions was estimated at EUR 100 million. The following changes could, individually, cause the value in use to fall to the level of the carrying value:

Philips Group

Sensitivity analysis

	increase in pre-tax discount rate, basis points	decrease in compound long-term sales growth rate, basis points	decrease in terminal value amount, %

Professional Lighting Solutions	40	80	5.5

The results of the annual impairment test of Respiratory Care & Sleep Management, Image-Guided Therapy and Patient Care & Monitoring Solutions indicate that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Additional information 2015

In addition to the units with significant goodwill, other cash-generating units are sensitive to fluctuations in the assumptions as set out above.

Based on the annual impairment test, it was noted that the headroom for the cash-generating unit Home Monitoring was estimated at EUR 30 million. An increase of 130 points in the pre-tax discounting rate, a 320 basis points decline in the compound long-term sales growth rate or a 19% decrease in terminal value would cause its value in use to fall to the level of its carrying value. The goodwill allocated to Home Monitoring at December 31, 2015 amounts to EUR 32 million.

Based on the most recent impairment test, it was noted that with regard to the headroom for the cash-generating unit Consumer Luminaires the estimated recoverable amount approximates the carrying value of this cash-generating unit. Consequently, any adverse change in key assumptions would, individually, cause an impairment loss to be recognized. The goodwill allocated to Consumer Luminaires at December 31, 2015 amounts to EUR 127 million.

Please refer to note 2, Information by sector and main country for a specification of goodwill by sector.

166      Annual Report 2015

Group financial statements 12.9

Intangible assets excluding goodwill

The changes were as follows:

Philips Group

Intangible assets excluding goodwill in millions of EUR

2015

	other intangible assets	product development	software	total

Balance as of January 1, 2015:
Cost	5,721	1,853	446	8,020
Amortization/impairments	(3,371)	(964)	(317)	(4,652)

Book value	2,350	889	129	3,368

Changes in book value:
Additions	50	315	70	435
Acquisitions	326	—	—	326
Purchase price allocation adjustment	(10)			(10)
Amortization	(372)	(230)	(45)	(647)
Impairments	(8)	(41)	(3)	(52)
Divestments and transfers to assets classified as held for sale	—	(2)	—	(2)
Translation differences	210	61	4	275

Total changes	196	103	26	325

Balance as of December 31, 2015:
Cost	6,539	2,190	522	9,251
Amortization/impairments	(3,993)	(1,198)	(367)	(5,558)

Book Value	2,546	992	155	3,693

Philips Group

Intangible assets excluding goodwill in millions of EUR

2014

	other intangible assets	product development	software	total

Balance as of January 1, 2014:
Cost	5,533	1,761	344	7,638
Amortization/impairments	(3,173)	(916)	(287)	(4,376)

Book value	2,360	845	57	3,262
Changes in book value:
Additions	15	323	101	439
Acquisitions	170	2	1	173
Purchase price allocation adjustment	(8)			(8)
Amortization	(355)	(231)	(31)	(617)
Impairments	(1)	(25)	(2)	(28)
Divestments and transfer to assets classified as held for sale	(62)	(96)	—	(158)
Translation differences	231	71	3	305

Total changes	(10)	44	72	106
Balance as of December 31, 2014:
Cost	5,721	1,853	446	8,020
Amortization/impairments	(3,371)	(964)	(317)	(4,652)

Book value	2,350	889	129	3,368

The additions for 2015 contain internally generated assets of EUR 315 million (2014: EUR 323 million) for product development, and EUR 56 million (2014: EUR 83 million) for software. The acquisitions through business combinations in 2015 mainly consist of the acquired intangible assets of Volcano for EUR 320 million.

In addition, other intangible fixed assets changed due to the finalization of purchase price accounting related to acquisitions in the prior year. Transfer to assets classified as held for sale in 2014 mainly relate to combined businesses of Lumileds and Automotive.

The impairment charges in 2015 for product development relate to various projects mainly within Healthcare.

Annual Report 2015      167

Group financial statements 12.9

The increase of EUR 275 million in translation differences was mainly due to the increase of the USD/ EUR rate which impacted the intangibles denominated in USD.

The amortization of intangible assets is specified in note 6, Income from operations.

Other intangible assets consist of:

Philips Group

Amortization of other intangible assets in millions of EUR

2014 - 2015

	Balance as of December 31, 2014		Balance as of December 31, 2015
	gross	amortization/ impairments	gross	amortization/ impairments

Brand names	1,018	(497)	1,102	(582)
Customer relationships	3,045	(1,622)	3,324	(1,925)
Technology	1,543	(1,151)	1,977	(1,373)
Other	115	(101)	136	(113)

Other intangibles	5,721	(3,371)	6,539	(3,993)

The estimated amortization expense for other intangible assets for each of the next five years is:

Philips Group

Estimated amortization expense for other intangible assets

in years

2016	357
2017	328
2018	318
2019	298
2020	281

The expected useful lives of the intangible assets excluding goodwill are as follows:

Philips Group

Expected useful lives of intangible assets excluding goodwill in years

Brand names	2-20
Customer relationships	2-25
Technology	3-20
Other	1-8
Software	1-10
Product development	3-7

The weighted average expected remaining life of other intangible assets is 8.4 years as of December 31, 2015 (2014: 8.5 years).

The capitalized product development costs and software, for which amortization has not yet commenced, amounted to EUR 491 million as of December 31, 2015 (2014: EUR 450 million).

At December 31, 2015 the carrying amount of customer relationships of Respiratory Care & Sleep Management was EUR 466 million (USD 509 million) with a remaining amortization period of 8.2 years (2014: EUR 468 million, USD 569 million; 9.2 years).

At December 31, 2015 the carrying amount of developed technology related to systems for Volcano (now “Image Guided Technology-Devices”) was EUR 150 million (USD 164 million) with a remaining amortization period of 14.1 years.

Other financial assets

The changes during 2015 were as follows:

Philips Group

Other non-current financial assets in millions of EUR

2015

‘	available- for-sale financial assets	loans and receivables	held-to- maturity invest- ments	financial assets at fair value through profit or loss	total

Balance as of January 1, 2015	210	226	2	24	462
Changes:
Reclassifications	(18)	(9)			(27)
Acquisitions/additions	31	35	—	5	71
Sales/redemptions/reductions	(23)	(13)		(1)	(37)
Impairment	(4)	—	—		(4)
Transfer from and (to) assets classified as held for sale	1	(2)			(1)
Value adjustments	31	1		3	35
Translation and exchange differences	4	(16)	—	2	(10)

Balance as of December 31, 2015	232	222	2	33	489

Available-for-sale financial assets

The Company’s investments in available-for-sale financial assets mainly consist of investments in common shares of companies in various industries. The line reclassifications mainly represents an investment transferred to investments in associates due to the fact that the Group is able to exercise significant influence. The line additions/acquisitions includes investments of EUR 21 million which relate to the acquisition of Volcano (refer to note 4 Acquisitions and divestments). The remainder mainly relates to capital calls for certain investment funds. The line sales/redemptions/ reductions includes the sale of one of Volcano’s investments for an amount of EUR 16 million and the sale of certain government bonds for an amount of EUR 6 million.
Loans and receivables

The acquisitions/additions line mainly relates to vendor loans issued to an amount of EUR 17 million in relation to the sale of an equity interest. The current portion of this loan (EUR 8 million) was in the course of 2015 reclassified to Current financial assets. The remainder of the loan will be redeemed in 2017.

168      Annual Report 2015

Group financial statements 12.9

Other assets

Other non-current assets

Other non-current assets in 2015 are comprised of prepaid pension costs of EUR 3 million (2014: EUR 2 million) and prepaid expenses of EUR 65 million (2014: EUR 67 million).

For further details see note 20, Post-employment benefits.

Other current assets

Other current assets include prepaid expenses of EUR 444 million (2014: EUR 411 million).

Inventories

Inventories are summarized as follows:

Philips Group

Inventories in millions of EUR

2014 - 2015

	2014	2015

Raw materials and supplies	962	1,068
Work in process	481	475
Finished goods	1,871	1,920

Inventories	3,314	3,463

The write-down of inventories to net realizable value amounted in 2015 to EUR 170 million (2014: EUR 217 million). The write-down is included in cost of sales.

Receivables

Non-current receivables

Non-current receivables are associated mainly with customer financing in Healthcare and insurance receivables in Innovation, Group & Services. The balance as per December 31, 2015 includes an allowance for doubtful accounts of EUR 1 million (2014: EUR 2 million).

Current receivables

The accounts receivable, net, per sector are as follows:

Philips Group

Accounts receivables-net in millions of EUR

2014 - 2015

	2014	2015

Healthcare	2,112	2,343
Consumer Lifestyle	791	853
Lighting	1,438	1,442
Innovation, Group & Services	135	89

Accounts receivable-net	4,476	4,727

The aging analysis of accounts receivable, net, is set out below:

Philips Group

Aging analysis in millions of EUR

2014 - 2015

	2014	2015

current	3,719	4,003
overdue 1-30 days	251	237
overdue 31-180 days	335	337
overdue > 180 days	171	150

Accounts receivable-net	4,476	4,727

The above net accounts receivable represent current and overdue but not impaired receivables.

The changes in the allowance for doubtful accounts receivable are as follows:

Philips Group

Allowance for doubtful accounts receivable in millions of EUR

2013 - 2015

	2013	2014	2015

Balance as of January 1	230	204	227
Additions charged to expense	29	48	78
Deductions from allowance1)	(33)	(46)	(25)
Other movements	(22)	21	21

Balance as of December 31	204	227	301

1)	Write-offs for which an allowance was previously provided

The allowance for doubtful accounts receivable has been primarily established for receivables that are past due.

Included in above balances as per December 31, 2015 are allowances for individually impaired receivables of EUR 272 million (2014: EUR 200 million; 2013: EUR 172 million).

Equity

Common shares

As of December 31, 2015, the issued and fully paid share capital consists of 931,130,387 common shares, each share having a par value of EUR 0.20.

In June 2015, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 730 million. Shareholders could elect for a cash dividend or a share dividend. Approximately 59% of the shareholders elected for a share dividend, resulting in the issuance of 17,671,990 new common shares. The settlement of the cash dividend resulted in a payment of EUR 298 million including tax and service charges.

Annual Report 2015      169

Group financial statements 12.9

The following table shows the movements in the outstanding number of shares:

Philips Group

Outstanding number of shares in number of shares

2014 - 2015

	2014	2015

Balance as of January 1	913,337,767	914,388,869
Dividend distributed	18,811,534	17,671,990
Purchase of treasury shares	(28,537,921)	(20,296,016)
Re-issuance of treasury shares	10,777,489	5,338,743
Balance as of December 31	914,388,869	917,103,586

Preference shares

The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to acquire (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third-party. As of December 31, 2015, no preference shares have been issued.

Options, restricted and performance shares

The Company has granted stock options on its common shares and rights to receive common shares in the future (see note 28, Share-based compensation).

Treasury shares

In connection with the Company’s share repurchase programs, shares which have been repurchased and are held in treasury for (i) delivery upon exercise of options, performance and restricted share programs, and (ii) capital reduction purposes, are accounted for as a reduction of shareholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

When treasury shares are reissued under the Company’s option plans, the difference between the cost and the cash received is recorded in retained earnings. When treasury shares are reissued under the Company’s share plans, the difference between the market price of the shares issued and the cost is recorded in retained earnings, the market price is recorded in capital in excess of par value.

Dividend withholding tax in connection with the Company’s purchase of treasury shares for capital reduction purposes is recorded in retained earnings.

The following transactions took place resulting from employee option and share plans:

Philips Group

Employee option and share plan transactions

2014 - 2015

	2014	2015

Shares acquired	7,254,606
Average market price	EUR 24.53
Amount paid	EUR 178 million
Shares delivered	10,777,489	5,338,743
Average market price	EUR 30.26	EUR 30.35
Cost of delivered shares	EUR 326 million	EUR 162 million
Total shares in treasury at year-end	17,127,544	11,788,801
Total cost	EUR 470 million	EUR 308 million

In 2015, no additional share purchase was needed to cover our share-based compensation plan commitments.

In order to reduce share capital, the following transactions took place:

Philips Group

Share capital transactions

2014 - 2015

	2014	2015

Shares acquired	21,283,315	20,296,016
Average market price	EUR 23.95	EUR 24.39
Amount paid	EUR 510 million	EUR 495 million
Reduction of capital stock (shares)	21,837,910	21,361,016
Reduction of capital stock (EUR)	EUR 533 million	EUR 517 million
Total shares in treasury at year-end	3,303,000	2,238,000
Total cost	EUR 77 million	EUR 55 million

Share purchase transactions related to share plans, as well as transactions related to the reduction of share capital involved a cash outflow of EUR 506 million, which includes the impact of taxes. Settlements of share-based compensation plans involved a cash inflow of EUR 81 million.

Dividend distribution

A proposal will be submitted to the 2016 Annual General Meeting of Shareholders to pay a dividend of EUR 0.80 per common share, in cash or shares at the option of the shareholder, from the 2015 net income and retained earnings of the Company.

Limitations in the distribution of shareholders’ equity

As at December 31, 2015, pursuant to Dutch law, certain limitations exist relating to the distribution of shareholders’ equity of EUR 2,274 million. Such limitations relate to common shares of EUR 186 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 958 million, revaluation reserves of EUR 4 million, unrealized currency translation differences of EUR 1,058 million,

170      Annual Report 2015

Group financial statements 12.9

available-for-sale financial assets of EUR 56 million and unrealized gains related to cash flow hedges of EUR 12 million.

The legal reserve required by Dutch law of EUR 958 million included under retained earnings relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

As at December 31, 2014, these limitations in distributable amounts were EUR 1,515 million and related to common shares of EUR 187 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 1,059 million, revaluation reserves of EUR 13 million, available-for-sale financial assets of EUR 27 million and unrealized currency translation gains EUR 229 million. The unrealized losses related to cash flow hedges of EUR 13 million, although qualifying as a legal reserve, reduce the distributable amount by their nature.

Non-controlling interests

Non-controlling interests relate to minority stakes held by third parties in consolidated group companies. The Net income attributable to non-controlling interests amounted to EUR 14 million in 2015 (Net loss attributable to non-controlling interests 2014: EUR 4 million).

The non-controlling interests mainly relate to General Lighting Company (GLC), in which Alliance Holding domiciled in Kingdom of Saudi Arabia holds an ownership percentage of 49%.

Objectives, policies and processes for managing capital

Philips manages capital based upon the measures net operating capital (NOC), net debt and cash flows before financing activities.

The Company believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of NOC, as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating sectors. NOC is defined as: total assets excluding assets classified as held for sale less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other non-current financial assets and current financial assets, (d) investments in associates, and after deduction of: (e) long-term provisions and short-term provisions, (f) accounts and notes payable, (g) accrued liabilities, (h) income tax payable, (i) non-current derivative financial liabilities and derivative financial liabilities and (j) other non-current liabilities and other current liabilities.

Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. The net debt position as a percentage of the sum of group equity (shareholders’ equity and non-controlling interests) and net debt is presented to express the financial strength of the Company. This measure is widely used by management and investment analysts and is therefore included in the disclosure. Our net debt position is managed in such a way that we expect to retain a strong investment grade credit rating.

Furthermore, the Group’s aim when managing the net debt position is dividend stability and a pay-out ratio of 40% to 50% of continuing net income. Following the intended separation of the Lighting business, the dividend pay-out ratio with respect to future years could be subject to change.

Cash flows before financing activities, being the sum of net cash from operating activities and net cash from investing activities, are presented separately to facilitate the reader’s understanding of the Company’s funding requirements.

Philips Group

Net operating capital composition in millions of EUR

2013 - 2015

	2013	2014	2015

Intangible assets	9,766	10,526	12,216
Property, plant and equipment	2,780	2,095	2,322
Remaining assets	8,699	9,041	9,423
Provisions	(2,554)	(3,445)	(3,225)
Other liabilities	(8,453)	(9,379)	(9,640)

Net operating capital	10,238	8,838	11,096

Annual Report 2015      171

Group financial statements 12.9

Philips Group

Composition of net debt to group equity in millions of EUR unless otherwise stated

2013 - 2015

	2013	2014	2015

Long-term debt	3,309	3,712	4,095
Short-term debt	592	392	1,665

Total debt	3,901	4,104	5,760
Cash and cash equivalents	2,465	1,873	1,766

Net debt1)	1,436	2,231	3,994

Shareholders’ equity	11,214	10,867	11,662
Non-controlling interests	13	101	118

Group equity	11,227	10,968	11,780

Net debt and group equity	12,663	13,199	15,774
Net debt divided by net debt and group equity (in %)	11%	17%	25%
Group equity divided by net debt and group equity (in %)	89%	83%	75%

1)	Total debt less cash and cash equivalents

Philips Group

Composition of cash flows in millions of EUR

2013 - 2015

	2013	2014	2015

Cash flows from operating activities	912	1,303	1,167
Cash flows from investing activities	(862)	(984)	(1,941)

Cash flows before financing activities	50	319	(774)

In 2015, total debt increased by EUR 1,656 million. New borrowings of EUR 1,335 million were mainly due to a short-term bridge loan used for the Volcano acquisition while repayments amounted to EUR 104 million. Other changes resulting from consolidation and currency effects led to an increase of EUR 425 million.

Debt

Long-term debt

Philips Group

Long-term debt in millions of EUR unless otherwise stated

2014 - 2015

	(range of) interest rates	average rate of interest	amount outstanding in 2015	amount due in 1 year	amount due after 1 year	amount due after 5 years	average remaining term (in years)	amount outstanding in 2014

USD bonds	3.8 - 7.8%	5.6%	3,733	—	3,733	2,595	11.7	3,355
Bank borrowings	0.0 - 11.0%	1.7%	259	45	214	201	5.0	258
Other long-term debt	0.8 - 7.0%	3.8%	42	39	3	1	1.3	52

Institutional financing			4,034	84	3,950	2,797		3,665
Finance leases	0 - 16.4%	3.2%	211	66	145	34	3.4	195

Long-term debt		5.2%	4,245	150	4,095	2,831		3,860
Corresponding data of previous year		5.2%	3,860	148	3,712	2,578		3,671

172      Annual Report 2015

Group financial statements 12.9

The following amounts of long-term debt as of December 31, 2015, are due in the next five years:

Philips Group

Long-term debts due in the next five years in millions of EUR

2014 - 2015

2016	150
2017	53
2018	1,182
2019	18
2020	11

Long term debt	1,414
Corresponding amount of previous year	1,282

Philips Group

Unsecured USD Bonds in millions of EUR unless otherwise stated

2014 - 2015

	effective rate	2014	2015

Due 5/15/25; 7 3/4%	7.429%	81	91
Due 6/01/26; 7 1/5%	6.885%	136	152
Due 5/15/25; 7 1/8%	6.794%	84	94
Due 3/11/18; 53/4%1)	6.066%	1,028	1,144
Due 3/11/38; 6 7/8%1)	7.210%	823	915
Due 3/15/22; 3 3/4%1)	3.906%	823	915
Due 3/15/42; 5%1)	5.273%	411	458
Adjustments2)		(31)	(36)

Unsecured USD Bonds		3,355	3,733

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

2)	Adjustments relate to issued bond discounts, transaction costs and fair value adjustments for interest rate derivatives

Secured liabilities

In 2015, none of the long-term and short-term debt was secured by collateral (2014: EUR nil million).

Short-term debt

Philips Group

Short-term debt in millions of EUR

2014 - 2015

	2014	2015

Short-term bank borrowings	225	1,510
Other short-term loans	19	5
Current portion of long-term debt	148	150

Short-term debt	392	1,665

During 2015, the weighted average interest rate on the bank borrowings was 1.6% (2014: 8.3%) due to the bridging loan with low interest rate used for the Volcano acquisition.

Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1.8 billion revolving credit facility that can be used for general group purposes and as a backstop of its commercial paper program and will mature in February 2018. As of December 31, 2015 Philips did not have any loans outstanding under either facility.

Provisions

Philips Group

Provisions in millions of EUR

2014 - 2015

	2014		2015

	long- term	short- term	long- term	short- term

Provisions for defined-benefit plans (see note 20)	881	52	841	51
Other post retirement benefits (see note 20)	226	16	220	10
Product warranty	77	225	67	222
Environmental provisions	301	59	278	57
Restructuring-related provisions	150	230	69	228
Litigation provisions	480	173	518	60
Other provisions	385	190	399	205

Provisions	2,500	945	2,392	833

Product warranty

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The Company expects the provision to be utilized mainly within the next year.

Philips Group

Provision for product warranty in millions of EUR

2013 - 2015

	2013	2014	2015

Balance as of January 1	319	266	302
Changes:
Additions	350	332	327
Utilizations	(363)	(316)	(357)
Transfer to assets classified as held for sale	(24)	(3)	—
Translation differences	(16)	23	17

Balance as of December 31	266	302	289

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

Annual Report 2015      173

Group financial statements 12.9

Philips Group

Environmental provisions in millions of EUR

2013 - 2015

	2013	2014	2015

Balance as of January 1	375	311	360
Changes:
Additions	30	29	27
Utilizations	(21)	(23)	(24)
Releases	(16)	(15)	(36)
Changes in discount rate	(40)	30	(7)
Accretion	6	8	7
Purchase price allocation adjustment	(15)	—	—
Changes in consolidation	—	4	1
Reclassification	—	—	(8)
Translation differences	(8)	16	15

Balance as of December 31	311	360	335

The release of the provision in 2015 originates from additional insights in relation to factors as the estimated cost of remediation, changes in regulatory requirements and efficiencies in completion of various site work phases.

For more details on the environmental remediation reference is made to note 26, Contingent assets and liabilities.

Approximately half of this provision is expected to be utilized within the next five years. The remaining portion relates to longer-term remediation activities.

Restructuring-related provisions

Philips Group

Restructuring-related provisions in millions of EUR

2015

	Jan. 1, 2015	additions	utilizations	releases	other changes1)	Dec. 31, 2015

Healthcare	48	51	(38)	(11)	(1)	49
Consumer Lifestyle	12	30	(6)	(3)	(1)	32
Lighting	195	84	(106)	(25)	—	148
Innovation, Group and Services	125	29	(39)	(49)	2	68

Philips Group	380	194	(189)	(88)	—	297

1)	Other changes primarily relate to translation differences and assets classified as held for sale reclassifications

The most significant projects in 2015

In 2015, restructuring projects at Healthcare mainly took place in the US and France.

Consumer Lifestyle restructuring projects were mainly in Italy.

The most significant restructuring projects were mainly related to the industrial footprint rationalization projects in Lighting.

Restructuring projects at Lighting centered on the conventional lamps industry and Professional Lighting Solutions, the largest of which took place in France and Indonesia.

Innovation, Group & Services restructuring projects were mainly related to Group and Regional organizations and centered primarily in France and the Netherlands. The release mainly results from unforeseen changes to the IT restructuring plan in 2015.

The movements in the provisions and liabilities for restructuring in 2014 by Sector are presented as follows:

Philips Group

Restructuring-related provisions in millions of EUR

2014

	Jan. 1, 2014	addi- tions	utilizations	releases	other changes1)	Dec. 31, 2014

Healthcare	17	67	(27)	(9)	—	48
Consumer Lifestyle	21	7	(10)	(7)	1	12
Lighting	130	180	(90)	(16)	(9)	195
Innovation, Group and Services	35	110	(15)	(5)	—	125

Philips Group	203	364	(142)	(37)	(8)	380

1)	Other changes primarily relate to translation differences and transfers between sectors

The most significant projects in 2014

In 2014, restructuring projects at Healthcare mainly took place in the US and the Netherlands.

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

174      Annual Report 2015

Group financial statements 12.9

The movements in the provisions and liabilities for restructuring in 2013 are presented by sector as follows:

Philips Group

Restructuring-related provisions in millions of EUR

2013

	Jan. 1, 2013	addi- tions	utilizations	releases	other changes1)	Dec. 31, 2013

Healthcare	77	14	(50)	(23)	(1)	17
Consumer Lifestyle	48	11	(27)	(10)	(1)	21
Lighting	198	64	(110)	(19)	(3)	130
Innovation, Group and Services	62	16	(30)	(15)	2	35

Philips Group	385	105	(217)	(67)	(3)	203

1)	Other changes primarily relate to translation differences and transfers between sectors

The most significant projects in 2013

In 2013, In Healthcare, the largest projects were undertaken in Customer Services, Home Healthcare Solutions and Imaging Systems in the United States, Italy and the Netherlands to reduce the operating costs and simplify the organization.

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

Philips Group

Litigation provisions in millions of EUR

2013 - 2015

	2013	2014	2015

Balance as of January 1	238	236	653
Changes:
Additions	48	563	66
Utilizations	(17)	(32)	(25)
Transfer to other current liabilities	—	(138)	(161)
Changes in discount rate	—	—	8
Releases	(15)	(23)	(25)
Accretion	—	6	12
Translation differences	(18)	41	50

Balance as of December 31	236	653	578

2015

The majority of the ending balance as of December 31, 2015 relates to the patent infringement lawsuit by Masimo Corporation as mentioned in the 2014 paragraph.

The majority of the transfers to other current liabilities relates to certain parts of the Cathode Ray Tube (CRT) antitrust litigation as mentioned in note 26, Contingent assets and liabilities for which the Company was able to reach a settlement. These settlements were subsequently paid out in 2015.

The movement of EUR 50 million in translation differences is mainly explained by the increase of the USD/EUR rate which impacted the litigation provisions nominated in USD.

The Company expects to use the provisions within the next three years. For more details reference is made to note 26, Contingent assets and liabilities.

2014

The additions and ending balance in 2014 include the patent infringement lawsuit by Masimo Corporation in the United States District Court for the District of Delaware against Philips in which Masimo was awarded a compensation of USD 467 million (EUR 366 million) in 2014.

The majority of the remaining additions and remaining ending balance as of December 31, 2014 relates to certain parts of the CRT antitrust litigation for which the company concluded it was able to make a reliable estimate of the cash outflow or was able to reach settlement.

The transfer to other current liabilities in the schedule above relates to certain parts of the CRT antitrust litigation where the Company was able to reach settlement. Settlements in excess of provisions recognized previously were recognized as an increase of other current liabilities as disclosed in note 22, Other liabilities. These settlements were subsequently paid out in 2015.

As a result of the aforementioned changes in estimates for the CRT antitrust litigation, the results of other business expenses of EUR 271 million in 2014 as included in note 6, Income from operations mainly relate to certain parts of the CRT antitrust litigation for which the company concluded it was able to make a reliable estimate of the cash outflow or where the Company was able to reach settlement.

For more details reference is made to note 26, Contingent assets and liabilities.

Annual Report 2015      175

Group financial statements 12.9

Other provisions

Philips Group

Other provisions in millions of EUR

2013 - 2015

	2013	2014	2015

Balance as of January 1	529	519	575
Changes:
Additions	198	213	198
Utilizations	(224)	(153)	(186)
Releases	(48)	(37)	(35)
Reclassification	80	17	14
Liabilities directly associated with assets held for sale	(3)	(13)	(1)
Accretion	—	6	7
Changes in consolidation	(1)	(1)	24
Translation differences	(12)	24	8

Balance as of December 31	519	575	604

The main elements of other provisions are: provision for post-employment benefits and obligatory severance payments of EUR 47 million (2014: 50 million), onerous contract provisions for unfavorable supply contracts as part of divestment transactions, onerous (sub) lease contracts and expected losses on existing projects / orders totaling EUR 106 million (2014: 103 million), provision for employee jubilee funds EUR 71 million (2014: EUR 74 million), self-insurance liabilities of EUR 70 million (2014: EUR 65 million), provisions for rights of return of EUR 52 million (2014: EUR 52 million), provision for possible taxes/social security of EUR 99 million (2014: EUR 97 million) and provision for decommissioning costs of EUR 52 million (2014: EUR 36 million).

Provisions of EUR 24 million have been assumed as a result of the acquisition of Volcano.

The provision for self-insurance liabilities is expected to be used within the next five years. More than half of the provision for possible taxes/social security and provision for decommissioning costs and less than half of the provision for employee jubilee funds is expected to be utilized within next five years. All other provisions are expected to be utilized mainly within the next three years, except for provision for rights of return, which the Company expects to use within the next year.

Post-employment benefits

Employee post-employment plans have been established in many countries in accordance with the legal requirements, customs and the local practice in the countries involved.

Most employees that take part in a Company pension plan are covered by defined contribution (DC) pension plans. The Company also sponsors a number of defined benefit pension plans. The benefits provided by these plans are based on employees’ years of service and compensation levels. The Company also sponsors a limited number of defined benefit retiree medical plans.

The benefits provided by these plans are typically covering a part of the healthcare insurance costs after retirement.

The largest defined benefit pension plans are in:

•	The Netherlands (settled per May 1, 2015),

•	The United Kingdom (UK) (settled per December 31, 2015) and

•	The United States (US)

At the start of 2015 these plans accounted for more than 90% of the total defined benefit obligation and plan assets. Philips is one of the sponsors of Philips Pensionskasse VVaG in Germany, which is a multi-employer plan and is accounted for as a DC plan.

The Netherlands

For the pension plan in the Netherlands (the Flexplan) the Company has no other financial obligation to the Pension Fund than to pay an agreed fixed contribution for the annual accrual of active members. The pensionable age is 67 year. The Flexplan is executed by a Company Pension Fund. A mandatory cap imposed by Dutch legislation of EUR 100 thousand applies on the pension salary for future pension accrual.

Employees earning more than this cap receive a wage allowance and can join a voluntary net pension saving scheme, at their own expense, for the salary part above the cap. The net pension saving scheme and some related risk insurances are executed by an external provider other than the Company Pension Fund.

Up to May 2015, the Company accounted for the Flexplan as a defined benefit (DB) pension plan as it still ran actuarial and investments risks by means of being entitled to a discount arrangement. This discount arrangement would result in potential future variable pension contributions to be paid by the Company.

Beginning of May 2015, the Company surrendered its right to future discounts and as a result the plan qualified as a defined contribution plan. Reason for surrendering the discount arrangement was a significant reduction in 2015 of the outlook for a potential discount due to increased pension obligations and a regulatory deficit at the fund (because of a lower regulatory discount rate and higher solvency buffers due to change in investment strategy), combined with the need to avoid unwanted complexity of an allocation of the Dutch fund as a DB plan as part of the separation. Consequently, the plan was classified as a DC plan. This triggered the accounting settlement of the plan which at the time had a EUR 20 million surplus. As the surplus was not recognized in the balance sheet due to the asset ceiling test, and because no further payments were made directly related to the settlement, as per the Company’s accounting policy the Company did not recognize a settlement result in the income statement but in remeasurements for pensions in the Consolidated statements of Comprehensive Income.

176      Annual Report 2015

Group financial statements 12.9

At the end of 2013 the Company agreed to transfer a one-off EUR 600 million to the Company Pension Fund of which EUR 433 million was paid in 2014; the remainder of EUR 167 million (excluding interest) was paid in the first quarter of 2015.

United Kingdom

The UK plan is executed by a Company Pension Fund currently being wound up. In the UK plan the accrual of new benefits ceased in 2011. A legally mandatory indexation for accrued benefits still applies. The Company does not pay regular contributions, other than an agreed portion of the administration costs.

In November 2015 the Trustee of the UK Fund entered into two further bulk insurance contracts - buy-in contracts - which provide for payment in respect of all remaining parts of the Fund’s pensioners not covered under earlier buy-in contracts. Subsequently, the Company requested the Trustee for a wind-up of the UK Fund in December 2015 resulting in a complete buy-out of the plan. As part of the buy-out, an additional payment of EUR 305 million was made by the Company to the insurance company taking over the plan liabilities. The buy-out triggers a complete settlement of the UK defined benefit plan. The existing surplus before the extra payment was EUR 375 million. As this surplus was not recognized in the balance sheet, due to the asset ceiling test, per the Company’s accounting policy the Company did not recognize this as a settlement result in the income statement but in remeasurements for pensions in the Consolidated statements of Comprehensive Income. However, the above mentioned payment of EUR 305 million for EUR 274 million is booked as a related settlement loss in the income statement and for EUR 31 million as a past service cost in the income statement being the increase in the DBO for a plan change required by the Insurers. Before and during the wind up of the Fund several other de-risking actions were held resulting in a settlement loss of EUR 27 million and a past service cost gain of EUR 14 million.

United States

The US defined benefit plan covers certain hourly workers and salaried workers hired before January 1, 2005. Indexation of benefits is not mandatory. The Company pays contributions for the annual service costs as well as additional contributions to cover a deficit. The assets of the US plan are in a Trust governed by Trustees.

The accrual for salaried workers in the US plan as decided in 2013 would end per December 31, 2015 after which the remaining members become eligible for the existing US DC plan. In 2015 the end date was accelerated to July 1, 2015 triggering a EUR 1 million past service cost gain.

In 2015 in preparation of the split of the Company into Lighting Solutions and HealthTech the benefits of a group of former US employees not having worked for any of the current businesses were transferred to a separate plan covered by ERISA section 4044, which ensures a correct split of the plan assets among others based on the maturity of the plan. In October 2015 all the benefits of this plan were transferred to a consortium of three insurance companies. The Company made a EUR 141 million contribution to the plan to enable the transfer. The transfer to the insurance companies triggered a settlement of the plan. The difference between the DBO and settlement price at transfer date amounted to EUR 33 million and is recognized as a settlement loss in the income statement. The effects of ERISA section 4044 for the surviving defined benefit plan will be adjusted by a contribution to the surviving plan early in 2016 which is included in the 2016 cash projection further on in this note. A de-risking action held in the remaining pension plan providing lump sums resulted in a EUR 6 million settlement gain.

Risks related to defined-benefit plans

The remaining defined benefit plans expose the Company to various demographic and economic risks such as longevity risk, investment risks, currency and interest rate risk and in some cases inflation risk. The latter plays a role in the assumed wage increase and in some smaller plans where indexation is mandatory.

Pension fund Trustees are responsible for and have full discretion over the investment strategy of the plan assets. In general Trustees manage pension fund risks by diversifying the investments of plan assets and by (partially) matching interest rate risk of liabilities.

The Company has an active de-risking strategy in which it constantly looks for opportunities to reduce the risks associated with its defined benefit plans. Liability driven investment strategies, lump sum cash-out options, buy-ins, buy-outs and the above mentioned 2015 change to DC for the Dutch plan and the other settlements are examples of that strategy. The larger plans are either governed by independent Boards or by Trustees who have a legal obligation to evenly balance the interests of all stakeholders and operate under the local regulatory framework.

Balance sheet positions

The net balance sheet position presented in this note can be explained as follows:

•	The surplus in our plan in Brazil is not recognized as a net defined benefit asset because in Brazil the regulatory framework prohibits refunds to the employer.

•	The deficit of the US defined benefit plan presented under other liabilities and the provisions of the unfunded plans therefore count for the largest part of the net balance sheet position.

The measurement date for all defined-benefit plans is December 31.

Annual Report 2015      177

Group financial statements 12.9

Summary of pre-tax costs for post-employment benefits

The below table contains the total of current- and past service costs, administration costs and settlement results as included in Income from operations and the interest cost as included in Financial expenses.

Defined benefit plans: Pensions

Movements in the net liabilities and assets for defined benefit pension plans:

Philips Group

Pre-tax costs for post-employment benefits in millions of EUR

2013 - 2015

	2013	2014	2015

Defined-benefit plans	297	245	561
included in operating cost	220	182	487
included in financial expense	71	59	72
included in discontinued operations	6	4	2
Defined-contribution plans including multi-employer plans	142	148	299
included in operating cost	134	144	293
included in discontinued operations	8	4	6

Philips Group

Defined-benefit obligations in millions of EUR

2014 - 2015

			2014			2015

	Netherlands	other	total	Netherlands	other	total

Balance as of January 1	14,294	7,911	22,205	17,616	9,465	27,081
Service cost	174	65	239	77	60	137
Interest cost	478	361	839	120	345	465
Employee contributions	5	4	9	5	4	9
Actuarial (gains) / losses
– demographic assumptions	(80)	197	117	—	—	—
– financial assumptions	3,487	782	4,269	1,796	(271)	1,525
– experience adjustment	23	25	48	(176)	27	(149)
(Negative) past service cost	(68)	(1)	(69)	—	14	14
Acquisitions	—	12	12	—	—	—
Divestments	—	—	—	—	(12)	(12)
Settlements	—	(9)	(9)	(19,197)	(5,193)	(24,390)
Benefits paid	(699)	(506)	(1,205)	(234)	(553)	(787)
Exchange rate differences	—	624	624		635	635
Miscellaneous	2	—	2	—	(1)	(1)

Balance as of December 31	17,616	9,465	27,081	7	4,520	4,527
Present value of funded obligations at December 31	17,609	8,532	26,141	—	3,635	3,635
Present value of unfunded obligations at December 31	7	933	940	7	885	892

Philips Group Plan assets in millions of EUR 2014 - 2015

			2014			2015

	Netherlands	other	total	Netherlands	other	total

Balance as of January 1	14,843	6,728	21,571	17,847	8,016	25,863
Interest income on plan assets	508	330	838	123	311	434
Admin expenses paid	(9)	(6)	(15)	(3)	(6)	(9)
Return on plan assets excluding interest income	2,534	674	3,208	1,233	(315)	918
Employee contributions	5	4	9	5	4	9
Employer contributions	665	199	864	245	302	547
Divestments	—	—	—	—	(7)	(7)
Settlements	—	(8)	(8)	(19,217)	(5,623)	(24,840)
Benefits paid	(699)	(445)	(1,144)	(233)	(492)	(725)
Exchange rate differences	—	540	540	—	520	520

Balance as of December 31	17,847	8,016	25,863	—	2,710	2,710
Funded status	231	(1,449)	(1,218)	(7)	(1,810)	(1,817)
Unrecognized net assets	(238)	(554)	(792)	—	(90)	(90)

Net balance sheet position	(7)	(2,003)	(2,010)	(7)	(1,900)	(1,907)

178      Annual Report 2015

Group financial statements 12.9

The classification of the net balance is as follows:

Philips Group

Net balance of defined-benefit pension plans in millions of EUR

2014 - 2015

			2014			2015

	Netherlands	other	total	Netherlands	other	total

Prepaid pension costs under other non-current assets	—	2	2	—	3	3
Accrued pension costs under other liabilities	—	(1,072)	(1,072)	—	(1,018)	(1,018)
Provision for pensions under provisions	(7)	(926)	(933)	(7)	(885)	(892)
Provision in assets held for sale	—	(7)	(7)	—	—	—

Net balance of defined-benefit plans	(7)	(2,003)	(2,010)	(7)	(1,900)	(1,907)

Philips Group Changes in the effect of the asset ceiling in millions of EUR 2014 - 2015

			2014			2015

	Netherlands	other	total	Netherlands	other	total

Balance as of January 1	555	428	983	238	554	792
Interest on unrecognized assets	19	28	47	2	27	29
Remeasurements	(336)	73	(263)	(240)	(493)	(733)
Exchange rate differences	—	25	25	—	2	2

Balance as of December 31	238	554	792	—	90	90

Plan assets allocation

The asset allocation in the Company’s pension plans at December 31 was as follows:

Philips Group

Plan assets allocation in millions of EUR

2014 - 2015

		2014		2015

	Netherlands	other	Netherlands	other

Matching portfolio:
- Debt securities	10,663	5,051		1,523
- Other	—	1,299
Return portfolio:
- Equity securities	5,088	388		740
- Real estate	1,784	13		9
- Other	312	1,265		438

Total assets	17,847	8,016		2,710

Asset values related to buy-in contracts are now included in the Matching portfolio under Other.

The assets in 2015 contain 51% (2014: 17%) unquoted assets, the increase compared to 2014 fully related to the exclusion of the UK and NL plan assets. Plan assets in 2015 do not include property occupied by or financial instruments issued by the Company.

Assumptions

The mortality tables used for the Company’s major schemes are:

•	Netherlands: Prognosis table 2014 including experience rating TW2014.

•	UK: SAPS 2002- Core CMI 2011 projection

•	US: RP2014 HA/EE Fully Generational scaled with MP2014

In the US the issued MP-2015 mortality improvement scale, not adopted by the Company yet due to the limited extra period (2 years) of observation, would lower the DBO by about EUR 40 million.

The weighted averages of the assumptions used to calculate the defined-benefit obligations as of December 31 were as follows:

Philips Group

Assumptions used for defined-benefit obligations in %

2014 - 2015

		2014		2015

	Netherlands	other	Netherlands	other

Discount rate	2.1%	3.7%	—	4.0%
Rate of compensation increase	2.0%	3.0%	—	2.7%

The Discount rate for the Netherlands at the moment of the change to DC was 1.55%. Due to the nature of the pension plan in the Netherlands until May 1, 2015 an assumption was required for the future pension accrual rate. If the fixed premium did not cover the cost of the target accrual of 1.85% per annum a lower percentage must be applied for which the cost will be covered by the fixed premium. The Fund in the Netherlands has set aside part of the EUR 600 million received for active members accrual or indexation. The accrual rate for the next 5 years starting 2015 was expected to be 1.85% but per 31 December 2014 the average future accrual rate used to calculate the defined-benefit obligation and service cost was fixed at 1.74% as after the five year period a lower percentage would apply assuming the current fixed premium level. Per May 1, 2015 this no longer applies due to the change to DC.

The average duration of the defined-benefit obligation of the pension plans is 10 years (2014: 12 years).

Annual Report 2015      179

Group financial statements 12.9

Defined-benefit plans: retiree medical plans

Movements in the net liability for retiree medical plans:

Philips Group

Liability for retiree medical plans in millions of EUR

2014 - 2015

	2014	2015

Balance as of January 1	213	241
Service cost	2	—
Interest cost	11	12
Actuarial (gains) or losses arising from:
– Demographic assumptions	3	—
– Financial assumptions	9	(2)
– Experience adjustment	(3)	(17)
Past service cost	—	—
Benefits paid	(15)	(13)
Exchange rate differences	21	9

Balance as of December 31	241	230

Present value of funded obligations as of December 31	—	—
Present value of unfunded obligations as of December 31	241	230

Funded status	(241)	(230)

Net balances	(241)	(230)

Classification of the net balance is as follows:
Provision for other postretirement benefits	(241)	(230)

The weighted average assumptions used to calculate the defined-benefit obligations for retiree medical plans as of December 31 were as follows:

Philips Group

Weighted average assumptions for retiree medical plans in %

2014 - 2015

	2014	2015

Discount rate	5.0%	5.1%
Compensation increase (where applicable)	0.0%	0.0%

Assumed healthcare cost trend rates at December 31:

Philips Group

Assumed healthcare cost trend rates in %

2014 - 2015

	2014	2015

Healthcare cost trend rate assumed for next year	7.0%	7.5%
Rate that the cost trend rate will gradually reach	5.3%	5.3%
Year of reaching the rate at which it is assumed to remain	2024	2025

The average duration of the defined-benefit obligation of the retiree medical plans is 8 years (2014: 8 years).

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

Cash flows and costs in 2016

The Company expects considerable cash outflows in relation to post-employment benefits which are estimated to amount to EUR 660 million in 2016, consisting of:

•	EUR 209 million employer contributions to defined benefit pension plans

•	EUR 372 million employer contributions to defined contribution pension plans

•	EUR 61 million expected cash outflows in relation to unfunded pension plans and

•	EUR 18 million in relation to unfunded retiree medical plans.

The employer contributions to defined benefit pension plans are expected to amount to EUR 174 million for the US and EUR 35 million for other countries. For the funding of the deficit in the US plan the Group adheres to the minimum funding requirements of the US Pension Protection Act.

The service and administration cost for 2016 is expected to amount to EUR 43 million, consisting of EUR 42 million for defined-benefit pension plans and EUR 1 million for defined-benefit retiree medical plans. The interest expense for 2016 is expected to amount to EUR 66 million, consisting of EUR 55 million for defined-benefit pension plans and EUR 11 million for defined-benefit retiree medical plans. The cost for defined-contribution pension plans in 2016 is expected to amount to EUR 204 million in the Netherlands and EUR 168 million in other countries.

Sensitivity analysis

The table below illustrates the approximate impact on the defined benefit obligation (DBO) if the Company were to change key assumptions. The DBO was recalculated using a change in the assumptions of 1% which overall is considered a reasonably possible change. The impact on the DBO because of changes in discount rate is normally accompanied by offsetting movements in plan assets, especially when using matching strategies.

180      Annual Report 2015

Group financial statements 12.9

Philips Group

Key assumptions in millions of EUR

2015

	Defined benefit obligation
	Pension	Pension	Retiree
	Netherlands	other	medical

Increase
Discount rate (1% movement)		(468)	(18)
Wage change (1% movement)		23
Inflation (1% movement)		115
Longevity (see explanation)		80	7
Medical benefit level (1% price increase)			13
Decrease
Discount rate (1% movement)		550	20
Wage change (1% movement)		(20)
Inflation (1% movement)		(104)

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

Longevity also impacts post-employment defined benefit obligation. The above sensitivity table illustrates the impact on the defined-benefit obligation of a further 10% decrease in the assumed rates of mortality for the Company’s major schemes. A 10% decrease in assumed mortality rates equals improvement of life expectancy by 0.5 - 1 year.

Changes in assumed healthcare cost trend rates can have a significant effect on the amounts reported for the retiree medical plans. A 1%-point increase in medical benefit level is therefore included in the above table as a likely scenario.

Accrued liabilities

Accrued liabilities are summarized as follows:

Philips Group

Accrued liabilities in millions of EUR

2014 - 2015

	2014	2015

Personnel-related costs:
- Salaries and wages	502	567
- Accrued holiday entitlements	179	180
- Other personnel-related costs	119	196
Fixed-asset-related costs:
- Gas, water, electricity, rent and other	47	53
Communication and IT costs	51	46
Distribution costs	112	107
Sales-related costs:
- Commission payable	17	20
- Advertising and marketing-related costs	161	168
- Other sales-related costs	68	54
Material-related costs	132	147
Interest-related accruals	56	69
Deferred income	869	932
Other accrued liabilities	379	324

Accrued liabilities	2,692	2,863

Other liabilities

Other non-current liabilities

Other non-current liabilities are summarized as follows:

Philips Group

Other non-current liabilities in millions of EUR

2014 - 2015

	2014	2015

Accrued pension costs	1,061	970
Deferred income	176	257
Other tax liability	499	454
Other liabilities	102	101

Other non-current liabilities	1,838	1,782

The decrease in the accrued pension costs is mainly attributable to the US defined benefit plan. See also note 20, Post-employment benefits.

For further details on tax related liabilities refer to note 8, Income taxes.

Other current liabilities

Other current liabilities are summarized as follows:

Philips Group

Other current liabilities in millions of EUR

2014 - 2015

	2014	2015

Accrued customer rebates that cannot be offset with accounts receivables for those customers	535	544
Advances received from customers on orders not covered by work in process	312	375
Other taxes including social security premiums	176	177
Other liabilities	368	177

Other current liabilities	1,391	1,273

Annual Report 2015      181

Group financial statements 12.9

The decrease of the balance of other liabilities as per December 31, 2015 mainly relates to the pay out of liabilities in 2015 which were accrued as per December 31, 2014 for certain parts of the Cathode Ray Tube antitrust litigation for which the Company was able to reach settlement. The liabilities per December 31, 2014 include transfers of provisions previously recognized. For more details reference is made to note 19, Provisions and note 26, Contingent assets and liabilities - legal proceedings.

Cash used for derivatives and current financial assets

In 2015, a total of EUR 193 million cash was paid with respect to foreign exchange derivative contracts related to activities for liquidity management and funding.

(2014: EUR 13 million outflow; 2013: EUR 93 million outflow).

In 2015, a total of EUR 121 million was received with respect to current financial assets mainly related to loans TPV Technology Limited (2014: EUR 6 million inflow; 2013: EUR 8 million outflow).

Purchase and proceeds from non-current financial assets

In 2015, the net cash inflow of EUR 32 million was mainly due to the sale of stakes in Silicon & Software Systems and other equity interest.

In 2014, the net cash inflow of EUR 26 million was mainly due to the sale of stakes in Neusoft, Chimei Innolux, and Sapiens, offset by loans provided to TPV Technology Limited.

In 2013, there were no significant cash flows resulting from investing activities.

Contractual obligations

Philips Group

Contractual cash obligations1) in millions of EUR

2015

		payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years

Long-term debt2)	4,034	84	1,152	1	2,797
Finance lease obligations	242	72	92	36	42
Short-term debt	1,515	1,515	—	—	—
Operating lease obligations	952	243	280	162	267
Derivative liabilities	995	253	383	156	203
Interest on debt3)	2,767	221	438	334	1,774
Purchase obligations4)	175	68	69	30	8
Trade and other payables	2,673	2,673	—	—	—

Contractual cash obligations	13,353	5,129	2,414	719	5,091

1)	Obligations in this table are undiscounted
2)	Long-term debt includes short-term portion of long-term debt and excludes finance lease obligations
3)

Approximately 32% of the debt bears interest at a floating rate. Majority of the interest payments on variable interest rate loans in the table above reflect market forward interest rates at the period end and these amounts may change as market interest rate changes

4)

Philips has commitments related to the ordinary course of business which in general relate to contracts and purchase order commitments for less than 12 months. In the table, only the commitments for multiple years are presented, including their short-term portion

The Company entered into contracts with several venture capitalists where it committed itself to make, under certain conditions, capital contributions to investment funds for an aggregated remaining amount of EUR 22 million (2014: EUR 35 million) until June 30, 2021. As at December 31, 2015 capital contributions already made to these investment funds are recorded as available-for-sale financial assets within Other non-current financial assets.

The operating lease obligations are mainly related to the rental of buildings. A number of these leases originate from sale-and-leaseback arrangements. Operating lease payments under sale-and-leaseback arrangements for 2015 totaled EUR 36 million (2014: EUR 42 million).

The remaining minimum payments under sale-and-leaseback arrangements included in operating lease obligations above are as follows:

Philips Group

Operating lease - minimum payments under sale-and-leaseback arrangements in millions of EUR

2015

2016	36
2017	35
2018	34
2019	32
2020	28
Thereafter	115

182      Annual Report 2015

Group financial statements 12.9

Finance lease liabilities

Philips Group

Finance lease liabilities in millions of EUR

2014 - 2015

	2014			2015
	future mini- mum lease pay- ments	interest	present value of mini- mum lease pay- ments	future mini- mum lease pay- ments	interest	present value of mini- mum lease pay- ments
Less than one year	61	7	54	72	6	66
Between one and five years	117	19	98	128	17	111
More than five years	54	11	43	42	8	34

Finance lease	232	37	195	242	31	211

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

In December 2013, the liability phase of the Zoll lawsuit was tried before a jury in the United States District Court for the District Massachusetts. Philips and Zoll were both held to infringe each other’s patents. Philips expects that it will result in a net difference in favor of Philips. The Zoll liability judgment is now pending before the United States Court of Appeals for the Federal Circuit (CAFC). Resolution of the amount ultimately owed to Philips in the Zoll lawsuit is contingent upon both the CAFC affirming the December 2013 jury decision on liability (expected in the first half of 2016) and the subsequent damages trial (expected to take place during the second half of 2016).

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. At the end of 2015, the total fair value of guarantees recognized on the balance sheet amounted to EUR nil million (December 31, 2014: EUR nil million). Remaining off-balance-sheet business and credit-related guarantees provided on behalf of third parties and associates increased by EUR 16 million during 2015 to EUR 37 million (December 31, 2014: EUR 21 million).

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

While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, the Company is of the opinion that the cases described below may have, or have had in the recent past, a significant impact on the Company’s consolidated financial position, results of operations and cash flows.

Cathode Ray Tubes (CRT)

On November 21, 2007, the Company announced that competition law authorities in several jurisdictions had commenced investigations into possible anticompetitive activities in the Cathode Ray Tubes, or CRT industry. On December 5, 2012, the European Commission issued a decision imposing fines on (former) CRT manufacturers including the Company. The European Commission imposed a fine of EUR 313 million on the Company and a fine of EUR 392 million jointly and severally on the Company and LG Electronics, Inc. In total a payable of EUR 509 million was recognized in 2012 and the fine was paid in the first quarter of 2013. The Company appealed the decision of the European Commission with the General Court which appeal was denied on September 9, 2015. On November 23, 2015 the Company lodged an appeal against the decision of the General Court with the European Court of Justice.

United States

Subsequent to the public announcement of these investigations in 2007, certain Philips Group companies were named as defendants in class action antitrust complaints by direct and indirect purchasers of CRTs filed in various federal district courts in the United States. These actions alleged anticompetitive conduct by manufacturers of CRTs and sought treble damages on a joint and several liability basis. In addition, sixteen individual plaintiffs, principally large retailers of CRT products who opted out of the direct purchaser class, filed separate complaints against the Company and other defendants based on the same substantive allegations. All these actions have been consolidated for pre-trial proceedings in the United States District Court for the Northern District of California.

Annual Report 2015      183

Group financial statements 12.9

The Company reached settlements with both the direct purchaser plaintiffs and indirect purchaser plaintiffs fully resolving all claims of the direct and indirect purchaser class. The direct purchaser settlement was approved by the court in 2012, while the indirect purchaser settlement is still subject to court approval with a hearing on the final approval scheduled for March 2016. In the past years the Company also reached settlements with a number of the individual plaintiffs resolving all claims by those retailers on a global basis. The settlements reached to date represent the vast majority of CRT sales attributed to the Company by the individual plaintiffs. In effect, all cases originally scheduled for trial in the Northern District of California have now been resolved, leaving unresolved certain of the cases that were consolidated in the California case for pre-trial purposes that have to be transferred back to their original venue for further proceedings. Trial dates have not yet been set for those cases.

In addition, the state attorneys general of California, Florida, Illinois, Oregon and Washington filed actions against the Company and other defendants seeking to recover damages on behalf of the states and, acting as parens patriae, their consumers. In 2012 the Florida complaint was withdrawn. In 2013 a settlement agreement was reached with the state attorney general of California that has been approved subject to review by the California Court of Appeal. The actions brought by the state attorneys general of Illinois, Oregon and Washington are pending in the respective state courts of the plaintiffs. The Oregon Attorney General action has tentatively been set for trial in January 2017. Trial dates for the Washington and Illinois actions have not been set and there is no timetable for resolution of these cases.

Canada

In 2007, certain Philips Group companies were also being named as defendants in proposed class proceedings in Ontario, Quebec and British Columbia, Canada, along with numerous other participants in the industry. After years of inactivity, in 2014, plaintiffs in the Ontario action initiated the class certification proceedings. Class certification hearings took place late January 2016 and a decision on class certification is expected in the first half of 2016.

Other civil claims related to CRT

In 2014, the Company was named as a defendant in a consumer class action lawsuit filed in Israel in which damages are claimed against several defendants based on alleged anticompetitive activities in the CRT industry. In addition, an electronics manufacturer filed a claim against the Company and several co-defendants with a court in the Netherlands, also seeking compensation for the alleged damage sustained as a result from the alleged anticompetitive activities in the CRT industry. In 2015, the Company became involved in further civil CRT antitrust litigation with previous CRT customers in the United Kingdom, Germany, Brazil and Denmark. In all cases the same substantive allegations about anticompetitive activities in the CRT industry are made and damages are sought. The Company has received indications that more civil claims may be filed in due course.

Except for what has been provided or accrued for as disclosed in note 19, Provisions and note 22, Other liabilities, the Company has concluded that due to the considerable uncertainty associated with certain of these matters, on the basis of current knowledge, potential losses cannot be reliably estimated with respect to these matters.

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

In July 2012, the European Commission issued a Statement of Objections addressed to (former) ODD suppliers including the Company and PLDS. The European Commission granted the Company and PLDS immunity from fines, conditional upon the Company’s continued cooperation. The Company responded to the Statement of Objections both in writing and at an oral hearing. On October 21, 2015 the European Commission issued its fining decisions in which it granted immunity to the Company, Lite-On IT Corporation and PLDS.

The antitrust authority in one remaining jurisdiction is still investigating the matter.

Subsequent to the public announcement of these investigations in 2009, the Company, PLDS and Philips & Lite-On Digital Solutions USA, Inc. (PLDS USA), among other industry participants, were named as defendants in numerous class action antitrust complaints filed in various federal district courts in the United States. These actions allege anticompetitive conduct by manufacturers of ODDs and seek treble damages on behalf of direct and indirect purchasers of ODDs and products incorporating ODDs. These actions have been consolidated for pre-trial proceedings in the United States District Court for the Northern District of California. Initially the plaintiffs’ applications for certification of both the direct and indirect purchaser classes were denied. In May 2015, the indirect purchaser plaintiffs filed a revised motion for class certification seeking to certify a class of end consumers as plaintiffs, which was granted on February 8, 2016.

184      Annual Report 2015

Group financial statements 12.9

In September 2015, prior to the resubmission of a class certification motion by the direct purchaser plaintiffs, PLDS entered into a settlement agreement with the direct purchaser plaintiffs under which the Company was released from the direct purchaser claims.

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

The Company and certain Philips Group companies have also been named as defendants, in proposed class proceedings in Ontario, Quebec, British Columbia, Manitoba and Saskatchewan, Canada along with numerous other participants in the industry. These complaints assert claims against various ODD manufacturers under federal competition laws as well as tort laws and may involve joint and several liability among the named defendants. Philips intends to vigorously defend these lawsuits. Plaintiffs in the British Columbia case have proceeded with their application to certify that proceeding as a class action. The hearing was held in January 2015. The Court’s decision on class certification is still pending.

Due to the considerable uncertainty associated with these matters, on the basis of current knowledge, the Company has concluded that potential losses cannot be reliably estimated with respect to these matters.

Consumer Electronics products and small Domestic Appliances

Several companies, among which the Company, are involved in an investigation by the European Commission into alleged restrictions of online sales of consumer electronic products and small domestic appliances. This investigation commenced in December 2013 when Philips was one of the companies that was inspected by officials of the European Commission. Philips is fully cooperating with the European Commission.

Due to the considerable uncertainty associated with this matter, on the basis of current knowledge, the Company has concluded that potential losses cannot be reliably estimated with respect to these matters.

Masimo

On October 1, 2014 a jury awarded USD 467 million (EUR 366M) to Masimo Corporation (Masimo) in the patent infringement lawsuit by Masimo in the United States District Court for the District of Delaware against the Company. The decision by the jury is part of extensive litigation, which started in 2009, between Masimo and the Company involving several claims and counterclaims related to a large number of patents in the field of pulse oximetry. The lawsuit filed by Masimo alleges that certain Philips products infringe certain Masimo patents. In response to these claims, the Company filed its answer and counterclaims alleging infringement of a number of Philips’ patents and violation of US antitrust laws and patent misuse by Masimo. The Court has decided to handle the litigation in several phases, the first phase of which was tried in September 2014. The October 2014 decision by the jury is associated with this first phase of the litigation. An additional ongoing (i.e. second) phase of the litigation addresses the alleged infringement of certain Masimo patents which were not included in the first phase of the litigation.

In February 2015 the United States District Court for the District of Delaware held a bench trial regarding the enforceability of one of Masimo’s patents and a hearing addressing several post-trial motions following the October 2014 jury decision. In May 2015, the Court decided that the Masimo patent was not held unenforceable, denied the Company’s motions to reverse the October 2014 jury decision regarding the validity of the Masimo patents-in-suit and/or the damages awarded by the jury to Masimo and denied the Company’s request for a new trial. The Court also denied Masimo’s motion to dismiss the Company’s complaint directed to antitrust violations and patent misuse by Masimo. The antitrust and patent misuse (i.e. third) phase of the litigation has now proceeded to the merits phase. The Company continues to pursue all avenues of appeal regarding the October 2014 decision before the Appellate courts in the US. In September 2015, the Court scheduled both the second and third phases of the litigation for trial during the first quarter of 2017.

Due to the considerable uncertainty associated with these next phases of the litigation, including the impact of the appeals thereon, the Company has concluded that, on the basis of current knowledge, potential losses cannot be reliably estimated with respect to the remaining phases of the litigation.

Miscellaneous

As part of the divestment of the Television and Audio, Video, Multimedia & Accessories businesses in 2012 and 2014, the Company transferred economic

Annual Report 2015      185

Group financial statements 12.9

ownership and control in some legal entities or divisions thereof, while retaining (partial) legal ownership. Considering the current challenging business environment, the Company might face employee and operational liabilities in case of certain adverse events. Given the uncertain nature of the relevant events and liabilities, it is not practicable to provide information on the estimate of the financial effect, if any, or timing. The outcome of the uncertain events could have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

Related-party transactions

In the normal course of business, Philips purchases and sells goods and services from/to various related parties in which Philips typically holds a 50% or less equity interest and has significant influence. These transactions are generally conducted with terms comparable to transactions with third parties.

Philips Group

Related-party transactions in millions of EUR

2013 - 2015

	2013	2014	2015

Sales of goods and services	305	215	222
Purchases of goods and services	143	85	87
Receivables from related parties	39	14	16
Payables to related parties	4	4	4

Non-recourse financing of third-party receivables provided by an associate amounted to EUR 135 million in 2015 (2014: EUR 103 million; 2013: EUR 84 million).

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

Since 2013 the Board of Management and other members of the Executive Committee, executives and certain selected employees are granted performance shares. Restricted shares are granted only to new employees or certain selected employees. Prior to 2013, restricted shares and options were granted to members of the Board of Management and other members of the Executive Committee, executives and certain selected employees.

Furthermore, as part of the Accelerate! program, the Company has granted options (Accelerate! options) to a group of approximately 500 key employees below the level of Board of Management in January 2012 and to the Board of Management in January 2013.

Under the terms of employee stock purchase plans established by the Company in various countries, employees are eligible to purchase a limited number of Philips shares at discounted prices through payroll withholdings.

Share-based compensation costs were EUR 99 million (2014: EUR 85 million, 2013: EUR 104 million). This includes the employee stock purchase plan of 4 million, which is not a share-based compensation that affects equity. The share-based compensation costs excludes the cost for discontinued operations of EUR 6 million. In the consolidated statements of changes in equity EUR 101 million is recognized in 2015 related to the share-based compensation plans. The amount recognized as an expense is adjusted for forfeiture. USD-denominated performance shares, restricted shares and options are granted to employees in the United States only.

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

186      Annual Report 2015

Group financial statements 12.9

Philips Group

Assumptions used in Monte-Carlo simulation for valuation in %

2015

2015

EUR-denominated
Risk-free interest rate	(0.11)%
Expected dividend yield	4.0%
Expected share price volatility	25%

USD-denominated
Risk-free interest rate	(0.10)%
Expected dividend yield	4.0%
Expected share price volatility	27%

The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectation of future developments for other purposes. The Company has based its volatility assumptions on historical experience measured over a ten-year period.

The approach in calculating relative Total Shareholders Return performance was determined to be based on local currency instead of translating to the euro. This clarification in the share-based compensation arrangement did not result in accounting implications for the grant of 2013 and 2014. For the grant of 2015 an incremental fair value of EUR 6 million was recognized in July and will be spread over the remaining vesting period. The incremental fair value was measured using the same assumptions used in the Monte-Carlo simulation for the valuation of the 2015 grant, except for the risk-free interest rate which was updated to (0.17)%.

A summary of the status of the Company’s performance share plans as of December 31, 2015 and changes during the year are presented below:

Philips Group

Performance share plans

2015

	shares1)	weighted average grant-date fair value

EUR-denominated
Outstanding at January 1, 2015	6,304,002	22.92
Granted	3,067,530	28.54
Forfeited	976,550	24.18

Outstanding at December 31, 2015	8,394,982	24.83

USD-denominated
Outstanding at January 1, 2015	4,200,900	30.44
Granted	1,985,066	30.19
Forfeited	411,266	30.48

Outstanding at December 31, 2015	5,774,700	30.35

1)	Excludes dividend declared on outstanding shares between grant date and vesting date that will be issued in shares (EUR-denominated: 566,851 shares and USD-denominated: 395,970 shares)

At December 31, 2015, a total of EUR 157 million of unrecognized compensation costs relate to non-vested performance shares. These costs are expected to be recognized over a weighted-average period of 1.8 years.

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

Annual Report 2015      187

Group financial statements 12.9

A summary of the status of the Company’s restricted shares as of December 31, 2015 and changes during the year are presented below:

Philips Group

Restricted shares

2015

	shares1)	weighted average grant-date fair value

EUR-denominated
Outstanding at January 1, 2015	525,462	16.44
Granted	871,881	23.63
Vested/Issued	381,915	15.27
Forfeited	6,753	14.56

Outstanding at December 31, 2015	1,008,675	23.41

USD-denominated
Outstanding at January 1, 2015	600,679	21.51
Granted	601,206	26.08
Vested/Issued	422,288	19.15
Forfeited	21,188	26.88

Outstanding at December 31, 2015	758,409	26.90

1)

Restricted shares granted before 2013 excludes 20% additional (premium) shares that may be received if shares delivered under the plan are not sold for a three-year period. Restricted shares granted after 2013 excludes dividend declared on outstanding shares between grant date and vesting date that will be issued in shares.

At December 31, 2015, a total of EUR 24 million of unrecognized compensation costs relate to non-vested restricted shares. These costs are expected to be recognized over a weighted-average period of 1.6 years.

Option plans

The Company granted options that expire after 10 years. These options vest after 3 years, provided that the grantee is still employed with the Company.

The following tables summarize information about the Company’s options as of December 31, 2015 and changes during the year:

Philips Group

Options on EUR-denominated listed share

2015

	options	weighted average exercise price

Outstanding at January 1, 2015	15,076,954	21.65
Exercised	2,868,531	18.57
Forfeited	466,739	26.68
Expired	94,370	19.45

Outstanding at December 31, 2015	11,647,314	22.23

Exercisable at December 31, 2015	11,630,889	22.23

The exercise prices range from EUR 12.63 to EUR 32.04. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2015, was 3.6 years. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2015, was EUR 38 million.

The total intrinsic value of options exercised during 2015 was EUR 21 million (2014: EUR 11 million, 2013: EUR 15 million).

Philips Group

Options on USD-denominated listed share

2015

	options	weighted average exercise price

Outstanding at January 1, 2015	11,361,836	29.84
Exercised	1,013,652	20.90
Forfeited	569,858	33.46
Expired	101,519	25.38

Outstanding at December 31, 2015	9,676,807	30.62

Exercisable at December 31, 2015	9,670,357	30.62

The exercise prices range from USD 16.76 to USD 44.15. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2015, was 3.7 years. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2015, was USD 16 million.

The total intrinsic value of options exercised during 2015 was USD 8 million (2014: USD 9 million, 2013: USD 17 million).

At December 31, 2015 there were no unrecognized compensation costs related to outstanding options. Cash received from exercises under the Company’s option plans amounted to EUR 72 million in 2015 (2014: EUR 77 million, 2013: EUR 84 million). The actual tax deductions realized as a result of option exercises totaled approximately EUR 3 million in 2015 (2014: EUR 3 million, 2013: EUR 5 million).

The outstanding options as of December 31, 2015 are categorized in exercise price ranges as follows:

Philips Group

Outstanding options

2015

exercise price	options	intrinsic value in millions	weighted average remaining contractual term

EUR-denominated
10-15	3,077,645	30	5.5 yrs
15-20	86,137	1	5.8 yrs
20-25	5,281,935	7	4.2 yrs
25-30	1,306,224		0.3 yrs
30-35	1,895,373		1.3 yrs

Outstanding options	11,647,314	38	3.6 yrs
USD-denominated
15-20	2,276,293	15	5.6 yrs
20-25	237,689	1	6.0 yrs
25-30	1,907,931		5.2 yrs
30-35	2,339,551		2.7 yrs
35-40	1,435,203		2.2 yrs
40-55	1,480,140		1.3 yrs

Outstanding options	9,676,807	16	3.7 yrs

188      Annual Report 2015

Group financial statements 12.9

The aggregate intrinsic value in the tables and text above represents the total pre-tax intrinsic value (the difference between the Company’s closing share price on the last trading day of 2015 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2015.

The following table summarizes information about the Company’s Accelerate! options as of December 31, 2015 and changes during the year:

Philips Group

Accelerate! options

2015

	options	weighted average exercise price

EUR-denominated
Outstanding at January 1, 2015	1,768,800	15.86
Exercised	464,300	15.24

Outstanding at December 31, 2015	1,304,500	16.08

Exercisable at December 31, 2015	1,304,500	16.08
USD-denominated
Outstanding at January 1, 2015	458,800	20.02
Exercised	106,000	20.02
Forfeited	5,000	20.02

Outstanding at December 31, 2015	347,800	20.02

Exercisable at December 31, 2015	347,800	20.02

The exercise prices of the Accelerate! options are EUR 15.24 and EUR 22.43 for EUR-denominated options and is USD 20.02 for USD-denominated options. The weighted average remaining contractual term for EUR-denominated Accelerate! options outstanding and exercisable at December 31, 2015 was 6.2 years. The weighted average remaining contractual term for USD-Accelerate! options outstanding and exercisable at December 31, 2015 was 6.1 years. The aggregate intrinsic value of the EUR-denominated Accelerate! options outstanding and exercisable at December 31, 2015, was EUR 10 million. The aggregate intrinsic value of the USD-denominated Accelerate! options outstanding and exercisable at December 31, 2015, was USD 2 million.

The total intrinsic value of Accelerate! options exercised during 2015 was EUR 5 million for EUR-denominated options (2014: EUR 10 million) and USD 1 million for USD-denominated options (2014: USD 5 million).

Cash received from exercises for EUR-denominated and USD-denominated Accelerate! options amounted to EUR 9 million in 2015 (2014: EUR 21 million). The actual tax deductions realized as a result of Accelerate! options exercises totaled approximately EUR 0.3 million in 2015 (2014: EUR 1 million).

Information on remuneration

Remuneration of the Executive Committee

In 2015, the total remuneration costs relating to the members of the Executive Committee (including the members of the Board of Management) amounted to EUR 15,098,023 (2014: EUR 16,878,909, 2013: EUR 24,773,537) consisting of the elements in the table below.

At December 31, 2015, the members of the Executive Committee (including the members of the Board of Management) held 843,461 (2014: 1,050,080; 2013: 1,479,498) stock options at a weighted average exercise price of EUR 18.67 (2014: EUR 18.53; 2013: EUR 18.69).

Remuneration of the Board of Management

In 2015, the total remuneration costs relating to the members of the Board of Management amounted to EUR 6,612,092 (2014: EUR 6,635,334; 2013: EUR 10,928,951).

At December 31, 2015, the members of the Board of Management held 479,881 stock options (2014: 586,500; 2013: 586,500) at a weighted average exercise price of EUR 19.52 (2014: EUR 19.60; 2013: EUR 19.60).

Philips Group

Remuneration costs of the Executive Committee in EUR

2013 - 2015

	2013	2014	2015

Salary/Base compensation	6,011,557	6,513,027	5,974,928
Annual incentive1)	4,422,732	1,526,658	2,705,560
Performance shares2)	6,478,554	3,357,142	2,740,004
Stock options2)	2,020,040	583,755	88,775
Restricted share rights2)	1,115,504	409,809	91,339
Pension allowances	—	—	2,193,409
Pension scheme costs	2,277,705	2,458,759	209,462
Other compensation3)	2,447,445	2,029,759	1,094,546

1)	The annual incentives are related to the performance in the year reported which are paid out in the subsequent year
2)

Costs of performance shares, stock options and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of stock options at the end of the lock up period and the value of performance shares and restricted share rights at the vesting/release date

3)

The stated amounts mainly concern (share of) allowances to members of the Executive Committee that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities in the Netherlands is the starting point for the value stated. In 2013 a crisis levy tax has been imposed by the Dutch government, amounting in total to EUR 1,245,944. This amount is included in the amount stated under Other compensation

Annual Report 2015      189

Group financial statements 12.9

For further information on remuneration costs, see sub-section 10.2.4, Remuneration costs, of this report.

The tables below give an overview of the performance share plans, restricted share rights and the stock option plans of the Company, held by the members of the Board of Management:

Philips Group

Number of performance shares (holdings) in number of shares

2015

	January 1, 2015	awarded 2015	awarded dividend shares 2015	realized 2015	December 31, 2015	vesting date

F.A. van Houten	66,903	—	2,194	—	69,097	05.03.2016
	61,113	—	2,004	—	63,117	04.28.2017
	—	54,877	1,800	—	56,677	05.05.2018
A. Bhattacharya	12,670	—	416	—	13,086	05.03.2016
	11,071	—	363	—	11,434	04.28.2017
	—	11,676	383	—	12,059	05.05.2018
P.A.J. Nota	31,678	—	1,039	—	32,717	05.03.2016
	28,785	—	944	—	29,729	04.28.2017
	—	26,465	868	—	27,333	05.05.2018

Performance shares (holdings)	212,220	93,018	10,011	—	315,249

Philips Group

Number of restricted share rights (holdings) in number of shares

2015

	January 1, 2015	awarded 2015	released 2015	December 31, 2015	potential premium shares

F.A. van Houten	6,667	—	6,667	—	7,010
A. Bhattacharya1)	1,467	—	1,467	—	1,374
P.A.J. Nota	4,534	—	4,534	—	4,291

Restricted share rights (holdings)	12,668	—	12,668	—	12,675

1)	Awarded before date of appointment as a member of the Board of Management

Philips Group

Remuneration costs of individual members of the Board of Management in EUR

2013 - 2015

	Base compensation/ salary	annual incentive1)	performance shares2)	stock options2)	restricted share rights2)	pension allowances	pension scheme costs	other compensation3)	total costs

2015
F.A. van Houten	1,168,750	768,920	1,273,940	17,713	28,279	529,387	25,241	78,035	3,890,265
A. Bhattacharya	23,551	11,937	8,968	—	183	7,315	886	998	53,838
R.H. Wirahadiraksa	664,583	239,250	(652,049)	12,045	(37,210)	290,772	24,002	29,477	570,870
P.A.J. Nota	672,500	383,112	605,749	12,045	21,964	270,529	26,302	104,918	2,097,119

	2,529,384	1,403,219	1,236,608	41,803	13,216	1,098,003	76,431	213,428	6,612,092
2014 F.A. van Houten	1,137,500	349,600	860,564	101,344	76,951	—	485,655	86,554	3,098,168
R.H. Wirahadiraksa	712,500	156,600	446,337	68,914	52,965	—	298,995	35,909	1,772,220
P.A.J. Nota	643,750	258,180	406,358	68,914	57,200	—	267,037	63,507	1,764,946

	2,493,750	764,380	1,713,259	239,172	187,116	—	1,051,687	185,970	6,635,334
20134)
F.A. van Houten	1,100,000	1,081,520	1,594,675	461,215	190,441	—	468,407	75,906	4,972,164
R.H. Wirahadiraksa	656,250	497,745	1,040,393	307,699	128,856	—	263,451	35,732	2,930,126
P.A.J. Nota	618,750	561,713	1,025,153	352,608	146,626	—	253,605	68,206	3,026,661

	2,375,000	2,140,978	3,660,221	1,121,522	465,923	—	985,463	179,844	10,928,951
1)

The annual incentives are related to the performance in the year reported which are paid out in the subsequent year. For more details on the annual incentives, see sub-section 10.2.6, Annual Incentive, of this report

2)

Costs of performance shares, stock options and restricted share rights (including the once-only Accelerate! Grant) are based on accounting standards (IFRS) and do not reflect the value of stock options at the end of the lock up period and the value of performance shares and restricted share rights at the vesting/release date

3)

The stated amounts mainly concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities in the Netherlands is the starting point for the value stated

4)

A crisis levy of 16% has been imposed by the Dutch government amounting to in total EUR 681,596 for 2013. This crisis tax levy was payable by the employer and was charged over income of employees exceeding a EUR 150,000 threshold in 2013. These expenses do not form part of the remuneration costs mentioned

190      Annual Report 2015

Group financial statements 12.9

Philips Group

Stock options (holdings) in number of shares

2015

	January 1, 2015		granted	exercised	expired	December 31, 2015	grant price (in euros)	share (closing) price on exercise date	expiry date

F.A. van Houten	20,400	1)	—	—	—	20,400	22.88	—	10.18.2020
	75,000		—	—	—	75,000	20.90	—	04.18.2021
	75,000		—	—	—	75,000	14.82	—	04.23.2022
	55,000		—	—	—	55,000	22.43	—	01.29.2023
A. Bhattacharya	3,681	1)	—	—	—	3,681	26.28	—	04.18.2016
	16,500	1)	—	—	—	16,500	22.88	—	10.18.2020
	16,500	1)	—	—	—	16,500	20.90	—	04.18.2021
	20,000	1)	—	—	—	20,000	15.24	—	01.30.2022
	16,500	1)	—	—	—	16,500	14.82	—	04.23.2022
P.A.J. Nota	40,800	1)	—	—	—	40,800	22.88	—	10.18.2020
	51,000		—	—	—	51,000	20.90	—	04.18.2021
	51,000		—	—	—	51,000	14.82	—	04.23.2022
	38,500		—	—	—	38,500	22.43	—	01.29.2023

Stock options (holdings)	479,881		—	—	—	479,881

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

The accumulated annual pension entitlements and the pension costs of individual members of the Board of Management are as follows (in EUR):

Philips Group

Accumulated annual pension entitlements and pension related costs in EUR

2015

	age at December 31, 2015	accumulated annual pension as of December 31, 20151)	total pension related costs2)

F.A. van Houten	55	291,722	554,628
A. Bhattacharya	54	22,254	8,201
P.A.J. Nota	51	42,434	296,831
R.H. Wirahadiraksa	55	109,141	314,774

Pension costs			1,174,434

1)	Total of entitlements under Philips pension scheme, including - if applicable - transferred pension entitlements under pension scheme(s) of previous employer(s)
2)	Cost related to period of board membership and include paid pension allowances as well as pension premium paid by employer to Collective Defined Contribution plan

When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles. In 2015, no (additional) pension benefits were granted to former members of the Board of Management.

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 1,083,667 (2014: EUR 816,668; 2013: EUR 747,000) former members received no remuneration.

At December 31, 2015 the members of the Supervisory Board held no stock options.

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration (in EUR):

Supervisory Board members’ and Board of Management members’ interests in Philips shares

Members of the Supervisory Board and of the Board of Management are not allowed to hold any derivatives of Philips securities.

Philips Group

Shares held by Board members1) in number of shares

2015

	December 31, 2014	December 31, 2015

J. van der Veer	17,784	18,366
H. von Prondzynski	3,519	3,633
J.P.Tai	3,284	3,716
F.A. van Houten	109,570	121,762
A. Bhattacharya	26,807	29,415
P.A.J. Nota	59,491	66,133

1)	Reference date for board membership is December 31, 2015

Annual Report 2015      191

Group financial statements 12.9

Philips Group

Remuneration of the Supervisory Board in EUR

2013 - 2015

	membership	committees	other compensation1)	total

20152)
J.A. van der Veer	135,000	31,667	7,000	173,667
C. Poon	90,000	17,500	15,000	122,500
C.J.A. van Lede	80,000	14,333	7,000	101,333
E. Kist	80,000	10,000	2,000	92,000
H. von Prondzynski	80,000	26,833	19,500	126,333
J.P. Tai	80,000	29,167	35,000	144,167
N. Dhawan	80,000	13,000	20,000	113,000
O. Gadiesh	80,000	13,000	17,000	110,000
D.E.I. Pyott (May-Dec.)	80,000	8,667	12,000	100,667

	785,000	164,167	134,500	1,083,667
20142)
J.A. van der Veer	110,000	20,500	2,000	132,500
J.J. Schiro (Jan.-Aug.)	65,000	12,334	2,000	79,334
C. Poon	65,000	14,000	17,000	96,000
C.J.A. van Lede	65,000	10,000	2,000	77,000
E. Kist	65,000	8,000	2,000	75,000
H. von Prondzynski	65,000	15,167	2,000	82,167
J.P. Tai	65,000	15,000	23,000	103,000
N. Dhawan	65,000	10,000	23,000	98,000
O. Gadiesh (May-Dec.)	65,000	6,667	2,000	73,667

	630,000	111,668	75,000	816,668
20132)
J. van der Veer	110,000	20,500	5,000	135,500
J.J. Schiro	65,000	18,500	8,000	91,500
C.J.A. van Lede	65,000	10,000	5,000	80,000
E. Kist	65,000	8,000	5,000	78,000
H. von Prondzynski	65,000	10,000	5,000	80,000
C. Poon	65,000	14,000	11,000	90,000
J.P. Tai	65,000	15,000	20,000	100,000
N. Dhawan	65,000	10,000	17,000	92,000

	565,000	106,000	76,000	747,000
1)

The amounts mentioned under other compensation relate to the fee for intercontinental travel, inter-european travel (effective 2015) and the entitlement of EUR 2,000 under the Philips product arrangement

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

192      Annual Report 2015

Group financial statements 12.9

Philips Group

Fair value of financial assets and liabilities in millions of EUR

2014 - 2015

	Balance as of December 31, 2014		Balance as of December 31, 2015

	carrying amount	estimated fair value	carrying amount	estimated fair value

Financial assets
Carried at fair value:
Available-for-sale financial assets - non-current	143	143	199	199
Securities classified as assets held for sale	38	38	(1)	(1)
Fair value through profit and loss - non-current	24	24	33	33
Derivative financial instruments	207	207	161	161

Financial assets carried at fair value	412		392
Carried at (amortized) cost:
Cash and cash equivalents	1,873		1,766
Loans and receivables:
Loans - current	125	125	12
Non-current loans and receivables	86	86	88	88
Other non-current loans and receivables	140		134
Loans classified as assets held for sale	—		2
Receivables - current	4,723		4,982
Receivables - non-current	177	177	191	191
Held-to-maturity investments	2		2
Available-for-sale financial assets	67		33

Financial assets carried at (amortized) costs	7,193		7,210
Financial liabilities
Carried at fair value:
Derivative financial instruments	(857)	(857)	(933)	(933)

Financial liabilities carried at fair value	(857)		(933)
Carried at (amortized) cost:
Accounts payable	(2,499)		(2,673)
Interest accrual	(56)		(69)
Debt (Corporate bond and finance lease)	(3,551)	(4,164)	(3,944)	(4,294)
Debt (Bank loans, overdrafts etc.)	(553)		(1,816)

Financial liabilities carried at (amortized) costs	(6,659)		(8,502)

Annual Report 2015      193

Group financial statements 12.9

Philips Group

Fair value hierarchy in millions of EUR

2015

	level 1	level 2	level 3	total

Balance as of December 31, 2015
Available-for-sale financial assets - non-current	76	68	55	199
Securities classified as assets held for sale	(1)	—	—	(1)
Financial assets designated at fair value through profit and loss - non-current	—	33	—	33
Derivative financial instruments - assets	—	161	—	161
Non-current loans and receivables	—	88	—	88
Receivables - non-current	—	191	—	191

Total financial assets	75	541	55	671
Derivative financial instruments - liabilities	—	(933)	—	(933)
Debt	(4,084)	(210)	—	(4,294)

Total financial liabilities	(4,084)	(1,143)	—	(5,227)
Balance as of December 31, 2014
Available-for-sale financial assets - non-current	17	105	21	143
Securities classified as assets held for sale	1	—	37	38
Financial assets designated at fair value through profit and loss - non-current	—	24	—	24
Derivative financial instruments - assets	—	207	—	207
Loans - current	—	125	—	125
Non-current loans and receivables	—	86	—	86
Receivables - non-current	—	177	—	177

Total financial assets	18	724	58	800
Derivative financial instruments - liabilities	—	(857)	—	(857)
Debt	(3,969)	(195)	—	(4,164)

Total financial liabilities	(3,969)	(1,052)	—	(5,021)

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

Transfers between levels

At 31 December 2015, an available-for-sale equity security with a carrying amount of EUR 51 million was transferred from Level 2 to Level 1 due to its listing with quoted prices in the market. An available-for-sale equity security with a carrying amount of EUR 23 million was transferred to Level 3 due to the updated fair value from a private financing round. The classifications of fair value hierarchies of financial assets were restated for 2014.

194      Annual Report 2015

Group financial statements 12.9

The table below shows the reconciliation from the beginning balance to the end balance for fair value measured in Level 3 of the fair value hierarchy.

Philips Group

Reconciliation of the fair value hierarchy in millions of EUR

2015

financial assets

Balance as of January 1, 2015	58
Gains and losses recognized in:
- in profit or loss	9
- in other comprehensive income	15
Transfer into level 3	13
Purchase	7
Sales	(47)

Balance as of December 31, 2015	55

Philips has the following balances related to its derivative activities. These transactions are subject to master netting and set-off agreements. In case of certain termination events, under the terms of the Master Agreement, Philips can terminate the outstanding transactions and aggregate their positive and negative values to arrive at a single net termination sum (or close-out amount). This contractual right is subject to the following:

•	The right may be limited by local law if the counterparty is subject to bankruptcy proceedings;

•	The right applies on a bilateral basis.

Philips Group

Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements in millions of EUR

2014 - 2015

	2014	2015

Derivatives
Gross amounts of recognized financial assets	207	161
Gross amounts of recognized financial liabilities offset in the balance sheet	—	—

Net amounts of financial assets presented in the balance sheet	207	161

Related amounts not offset in the balance sheet
Financial instruments	(161)	(81)
Cash collateral received	—	—

Net amount	46	80

Philips Group

Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements in millions of EUR 2014 - 2015

	2014	2015

Derivatives
Gross amounts of recognized financial liabilities	(857)	(933)
Gross amounts of recognized financial assets offset in the balance sheet	—	—

Net amounts of financial liabilities presented in the balance sheet	(857)	(933)

Related amounts not offset in the balance sheet
Financial instruments	161	81
Cash collateral received	—	—

Net amount	(696)	(852)

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

Liquidity risk for the group is monitored through the Treasury liquidity committee which tracks the development of the actual cash flow position for the group and uses input from a number of sources in order to forecast the overall liquidity position both on a short and long-term basis. Group Treasury invests surplus cash in money market deposits with appropriate maturities to ensure sufficient liquidity is available to meet liabilities when due.

The rating of the Company’s debt by major rating services may improve or deteriorate. As a result, Philips’ future borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group. At December 31, 2015, Philips had EUR 1,766 million in cash and cash equivalents (2014: EUR 1,873 million), within which short-term deposits of EUR 855 million (2014: EUR 1,057 million) and other liquid assets of EUR 171 million (2014: EUR 121 million). Philips pools cash from subsidiaries to the extent legally and economically feasible; cash not pooled remains available for operational or investment needs by the Company.

Furthermore, Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1.8 billion revolving credit facility that can be used for general group purpose and as a backstop for its commercial paper program. In January 2013 the EUR 1.8 billion facility was extended by 2 years until February 18, 2018. The facility has no financial covenants and repetitive material adverse change clauses and can be used for general group purposes. As of December 31, 2015, Philips did not have any amounts outstanding under any of these facilities. Additionally Philips also held EUR 75 million of equity investments in available-for-sale financial assets (fair value at December 31, 2015).

Currency risk

Currency risk is the risk that reported financial performance or the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Philips operates in many countries and currencies and therefore currency

Annual Report 2015      195

Group financial statements 12.9

fluctuations may impact Philips’ financial results. Philips is exposed to currency risk in the following areas:

•	Transaction exposures, related to anticipated sales and purchases and on-balance-sheet receivables/ payables resulting from such transactions

•	Translation exposure of foreign-currency intercompany and external debt and deposits

•	Translation exposure of net income in foreign entities

•	Translation exposure of foreign-currency-denominated equity invested in consolidated companies

•	Translation exposure to equity interests in non-functional-currency investments in associates and available-for-sale financial assets.

It is Philips’ policy to reduce the potential year on year volatility caused by foreign-currency movements on its net earnings by hedging the anticipated net exposure of foreign currencies resulting from foreign-currency sales and purchases. In general net anticipated exposures for the Group are hedged during a period of 15 months in layers of 20% up to a maximum hedge of 80%, using forwards and currency options. Philips’ policy requires significant committed foreign currency exposures to be fully hedged, generally using forwards. However not every foreign currency can or shall be hedged as there may be regulatory barriers or prohibitive hedging cost preventing Philips from effectively and/or efficiently hedging its currency exposures. As a result, hedging activities cannot and will not eliminate all currency risks for anticipated and committed transaction exposures.

During 2015 Philips has changed its hedging policy with regard to anticipated transaction exposures. The previous hedging policy focused on protecting against changes in value of forecasted individual transactions and cash flows. Under the previous policy the hedging ratio and period were set by individual businesses based on their ability to forecast cash flows, the time horizon for the cash flows and their ability to adapt to changing levels of foreign currency rates. Existing hedges under the old policy are continued until they mature against the original forecasted transactional exposures.

The following table outlines the estimated nominal value in millions of EUR for transaction exposure and related hedges for Philips’ most significant currency exposures consolidated as of December 31, 2015:

Philips Group

Estimated transaction exposure and related hedges

in millions of EUR

2015

	Receivables		Payables
	exposure	hedges	exposure	hedges
Balance as of December 31, 2015

Exposure currency
USD	1,691	(1,329)	(1,297)	1,120
GBP	473	(267)	(39)	26
JPY	473	(283)	(25)	22
CAD	199	(86)	(13)	11
AUD	165	(90)	(2)	1
CHF	143	(74)	(2)	1
PLN	112	(90)	(14)	14
SEK	77	(42)	(5)	2
CNY	63	(63)	(358)	200
DKK	42	(22)	—	—
Others	777	(603)	(204)	131

Total 2015	4,215	(2,949)	(1,959)	1,528
Total 2014	5,557	(3,800)	(2,277)	1,492

The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance-sheet accounts receivable/payable and forecasted sales and purchases. Changes in the value of on-balance-sheet foreign-currency accounts receivable/ payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under costs of sales. Hedges related to forecasted transactions, where hedge accounting is applied, are accounted for as cash flow hedges. The results from such hedges are deferred in other comprehensive income within equity to the extent that the hedge is effective. As of December 31, 2015, a gain of EUR 12 million was deferred in equity as a result of these hedges. The result deferred in equity will be released to earnings mostly during 2016 at the time when the related hedged transactions affect the income statement. During 2015, a net loss of EUR 2 million was recorded in the consolidated statement of income as a result of ineffectiveness on certain anticipated cash flow hedges.

The total net fair value of hedges related to transaction exposure as of December 31, 2015 was an unrealized asset of EUR 17 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 66 million in the value of the derivatives; including a EUR 25 million increase related to foreign exchange transactions of USD against EUR, a EUR 18 million increase related to foreign exchange transactions of the GBP against euro, a EUR 14 million increase related to foreign exchange transactions of the JPY and a EUR 7 million increase related to PLN. This

196      Annual Report 2015

Group financial statements 12.9

was partially offset by a EUR 34 million decrease related to foreign exchange transactions of the EUR against the USD.

The EUR 66 million increase includes a gain of EUR 5 million that would impact the income statement, which would largely offset the opposite revaluation effect on the underlying accounts receivable and payable, and the remaining gain of EUR 61 million would be recognized in equity to the extent that the cash flow hedges were effective.

The total net fair value of hedges related to transaction exposure as of December 31, 2014 was an unrealized liability of EUR 27 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 96 million in the value of the derivatives; including a EUR 73 million increase related to foreign exchange transactions of the USD against the EUR, a EUR 14 million increase related to foreign exchange transactions of the JPY against EUR, a EUR 14 million increase related to foreign exchange transactions of the GBP, partially offset by a EUR 46 million decrease related to foreign exchange transactions of the EUR against the USD.

Foreign exchange exposure also arises as a result of inter-company loans and deposits. Where the Company enters into such arrangements the financing is generally provided in the functional currency of the subsidiary entity. The currency of the Company’s external funding and liquid assets is matched with the required financing of subsidiaries either directly through external foreign currency loans and deposits, or synthetically by using foreign exchange derivatives, including cross currency interest rate swaps and foreign exchange forward contracts. In certain cases where group companies may also have external foreign currency debt or liquid assets, these exposures are also hedged through the use of foreign exchange derivatives. Changes in the fair value of hedges related to this exposure are either recognized within financial income and expenses in the statements of income, accounted for as cash flow hedges or where such loans would be considered part of the net investment in the subsidiary then net investment hedging would be applied. Translation exposure of foreign-currency equity invested in consolidated entities may be hedged. If a hedge is entered into, it is accounted for as a net investment hedge. Net current period change, before tax, of the currency translation reserve of EUR 644 million relates to the positive impact of the weaker EUR against the foreign currencies of countries in which Philips’ operations are located, partially offset by net investment hedging instruments. The change in currency translation reserve was mostly related to development of the USD and to a lesser extent to other currencies such as the CNY, JPY and SAR.

As of December 31, 2015 cross currency interest rate swaps and foreign exchange forward contracts with a fair value liability of EUR 812 million and external bond funding for a nominal value of USD 4,059 million were designated as net investment hedges of our financing investments in foreign operations. During 2015 a total gain of EUR 0.1 million was recognized in the income statement as ineffectiveness on net investment hedges. The total net fair value of these financing derivatives as of December 31, 2015, was a liability of EUR 794 million. An instantaneous 10% increase in the value of the euro against all currencies would lead to an increase of EUR 187 million in the value of the derivatives, including a EUR 210 million increase related to the USD.

As of December 31, 2014 cross currency interest rate swaps and foreign exchange forward contracts with a fair value liability of EUR 655 million and external bond funding for a nominal value of USD 4,059 million were designated as net investment hedges of our financing investments in foreign operations. During 2014 a total gain of EUR 0.2 million was recognized in the income statement as ineffectiveness on net investment hedges. The total net fair value of these financing derivatives as of December 31, 2014, was a liability of EUR 623 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 301 million in the value of the derivatives, including a EUR 323 million increase related to the USD.

Philips does not currently hedge the foreign exchange exposure arising from equity interests in non-functional-currency investments in associates and available-for-sale financial assets.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Philips had outstanding debt of EUR 5,760 million, which created an inherent interest rate risk. Failure to effectively hedge this risk could negatively impact financial results. At year-end, Philips held EUR 1,766 million in cash and cash equivalents, total long-term debt of EUR 4,095 million and total short-term debt of EUR 1,665 million. At December 31, 2015, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 68%, compared to 85% one year earlier.

A sensitivity analysis conducted as of January 2016 shows that if long-term interest rates were to decrease instantaneously by 1% from their level of December 31, 2015, with all other variables (including foreign exchange rates) held constant, the fair value of the long-term debt would increase by approximately EUR 303 million. If there was an increase of 1% in long-term interest rates, this would reduce the market value of the long-term debt by approximately EUR 302 million.

If interest rates were to increase instantaneously by 1% from their level of December 31, 2015, with all other variables held constant, the annualized net interest

Annual Report 2015      197

Group financial statements 12.9

expense would increase by approximately EUR 1 million. This impact was based on the outstanding net cash position at December 31, 2015.

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

Philips is a shareholder in some publicly listed companies, including Corindus Vascular Robotics. As a result, Philips is exposed to potential financial loss through movements in their share prices. The aggregate equity price exposure in such financial assets amounted to approximately EUR 75 million at year-end 2015 (2014: EUR 12 million). Philips does not hold derivatives in its own shares or in the above mentioned listed companies. Philips is also a shareholder in several privately-owned companies amounting to EUR 48 million. As a result, Philips is exposed to potential value adjustments.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.

Philips is a purchaser of certain base metals, precious metals and energy. Philips hedges certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. The commodity price derivatives that Philips enters into are accounted for as cash flow hedges to offset forecasted purchases. As of December 2015, a loss of EUR 0.2 million was deferred in equity as a result of these hedges. A 10% increase in the market price of all commodities as of December 31, 2015 would increase the fair value of the derivatives by less than EUR 0.1 million.

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

Below table shows the credit ratings of the financial institutions with which Philips had short-term deposits above EUR 25 million as of December 31, 2015:

Philips Group

Credit risk with number of counterparties

for deposits above EUR 25 million

2015

	25-100 million	100-500 million

AA-rated bank counter parties		2
A-rated bank counter parties	4	2

	4	4

For an overview of the overall maximum credit exposure of the group’s financial assets, please refer to note 30, Fair value of financial assets and liabilities for details of carrying amounts and fair value.

198      Annual Report 2015

Group financial statements 12.9

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

As of December 31, 2015, the Company had country risk exposure of EUR 10.3 billion in the United States, EUR 1.7 billion in China (including Hong Kong), EUR 1.1 billion in Singapore and EUR 1.1 billion in Belgium. Other countries higher than EUR 500 million are Germany (EUR 770 million), United Kingdom (EUR 739 million), Japan (EUR 662 million), Netherlands (EUR 549 million), Poland (EUR 519 million) and Malaysia (EUR 507 million). Countries where the risk exceeded EUR 300 million but was less than EUR 500 million are Saudi Arabia and India. The degree of risk of a country is taken into account when new investments are considered. The Company does not, however, use financial derivative instruments to hedge country risk.

Other insurable risks

Philips is covered for a broad range of losses by global insurance policies in the areas of property damage/ business interruption, general and product liability, transport, directors’ and officers’ liability, employment practice liability, crime and cyber. The counterparty risk related to the insurance companies participating in the above mentioned global insurance policies are actively managed. As a rule Philips only selects insurance companies with an S&P credit rating of at least A-. Throughout the year the counterparty risk is monitored on a regular basis.

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

For all policies, deductibles are in place, which vary from EUR 250,000 to EUR 5,000,000 per occurrence and this variance is designed to differentiate between the existing risk categories within Philips. Above this first layer of working deductibles, Philips operates its own re-insurance captive, which during 2015 retained EUR 2.5 million per occurrence for property damage and business interruption losses and EUR 5 million in the aggregate per year. For general and product liability claims, the captive retained EUR 1.5 million per claim and EUR 6 million in the aggregate. New contracts were signed on December 31, 2015, for the coming year, whereby the re-insurance captive retentions remained unchanged.

Subsequent events

Financing Volcano

In 2015, Philips financed the acquisition of Volcano with a short-term loan of USD 1.3 billion. Philips decided in December 2015 to amend and extend the loan which was actually executed in January 2016. The loan will mature in December 2016.

Annual Report 2015      199

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

200      Annual Report 2015

Company financial statements 13.1

13.1 Balance sheets before appropriation of results

Koninklijke Philips N.V.

Balance sheets in millions of EUR unless otherwise stated

As of December 31

		2014		2015

Assets
Non-current assets:
Property, plant and equipment	1		1
Intangible assets	57		81
Financial fixed assets	19,676		21,176
Non-current receivables	61		88
Deferred tax assets	479		766
Other non-current financial assets	229		279

Total non-current assets		20,503		22,391
Current assets:
Current financial assets	121		10
Receivables	8,454		8,298
Assets classified as held for sale	54		—
Cash and cash equivalents	701		730

Total current assets		9,330		9,038

Total assets		29,833		31,429
Liabilities and shareholders’ equity
Shareholders’ equity:
Preference shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2014: 2,000,000,000 shares)
- Issued: none
Common shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2014: 2,000,000,000 shares)
- Issued and fully paid: 931,130,387 shares (2014: 934,819,413 shares)	187		186
Capital in excess of par value	2,181		2,669
Legal reserve: revaluation	13		4
Legal reserve: available-for-sale financial assets	27		56
Legal reserve: cash flow hedges	(13)		12
Legal reserve: affiliated companies	1,059		958
Legal reserve: currency translation differences	229		1,058
Retained earnings	7,316		6,437
Net income1)	415		645
Treasury shares, at cost: 14,026,801 shares (2014: 20,430,544 shares)	(547)		(363)

Total equity		10,867		11,662
Non-current liabilities:
Long-term debt	3,555		3,933
Long-term provisions	10		5
Deferred tax liabilities	12		12
Other non-current liabilities	670		789

Total non-current liabilities		4,247		4,739
Current liabilities:
Short-term debt	14,060		14,528
Other current liabilities	659		500

Total current liabilities		14,719		15,028
Contractual obligations and contingent liabilities not appearing in the balance sheet

Liabilities and shareholders’ equity		29,833		31,429

1)	Prepared before appropriation of results

Annual Report 2015      201

Company financial statements 13.2

13.2 Statements of income

Koninklijke Philips N.V.

Statements of income in millions of EUR unless otherwise stated

For the year ended December 31

	2014	2015

Net loss from affiliated companies	(432)	(44)
Other net income	847	689

Net income	415	645

13.3 Statement of changes in equity

Koninklijke Philips N.V.

Statement of changes in equity in millions of EUR unless otherwise stated

For the year ended December 31

	com- mon shares	capital in excess of par value	revalua- tion	available- for-sale financial assets	cash flow hedges	affiliated compa- nies	currency translation differences	retained earnings	net income	treasury shares	share- holders’ equity
			legal reserves
Balance as of January 1, 2015	187	2,181	13	27	(13)	1,059	229	7,316	415	(547)	10,867
Appropriation of prior year result								415	(415)
Net income									645		645
Release revaluation reserve			(9)					9			—
Net current period change				33	(38)	(101)	643	9			546
Income tax on net current period change				—	—		187				187
Reclassification into income				(4)	63		(1)				58
Dividend distributed	3	429						(730)			(298)
Cancellation of treasury shares	(4)							(513)		517	—
Purchase of treasury shares								(12)		(495)	(507)
Re-issuance of treasury shares		(23)						(57)		162	82
Share-based compensation plans		101									101
Income tax on share-based compensation plans		(19)									(19)

Balance as of December 31, 2015	186	2,669	4	56	12	958	1,058	6,437	645	(363)	11,662

202      Annual Report 2015

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

Intangible assets

Intangible assets includes mainly licenses and patents. The changes during 2015 are as follows;

Koninklijke Philips N.V.

Intangible assets in millions of EUR

2015

Balance as of January 1, 2015:
Cost	87
Amortization/impairments	(30)

Book value	57
Changes in book value:
Additions	44
Amortization	(20)

Total changes	24
Balance as of December 31, 2015:
Cost	131
Amortization/impairments	(50)

Book value	81

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

Koninklijke Philips N.V.

Financial fixed assets in millions of EUR

2015

	investments in group companies	investments in associates	loans	total

Balance as of January 1, 2015	12,660	66	6,950	19,676
Changes:
Acquisitions/additions	283		8,018	8,301
Sales/redemptions	(183)		(6,225)	(6,408)
Net income from affiliated companies	(66)			(66)
Dividends received	(1,689)			(1,689)
Translation differences	829	7	526	1,362

Balance as of December 31, 2015	11,834	73	9,269	21,176

Investment in group companies

The acquisitions/additions line mainly relates to capital injections into group companies. One group company made a capital repayment of EUR 127 million which is reflected as part of the movement sales/redemptions. The same group company paid an interim dividend of EUR 1,464 million included in the dividends received line. The remaining movements in sales/redemptions reflect restructuring transactions within the group.

Loans

In December 2015, the Company revisited its foreign based intra-group finance activities. In this context intra-group funding of certain group companies was directly provided by Koninklijke Philips N.V. and no longer via a foreign based group finance entity. The newly provided direct funding by the Company, resulted in loan additions by EUR 6,485 million. The change resulted in the redemption of loans by EUR 5,314 million, which were initially provided by the Company to the foreign based group finance entity.

Annual Report 2015      203

Company financial statements 13.4

Other financial assets

The changes during 2015 were as follows:

Koninklijke Philips N.V.

Other non-current financial assets in millions of EUR

2015

	available- for-sale financial assets	loans and receivables	financial assets at fair value through profit and loss	total

Balance as of January 1, 2015	96	133	—	229
Changes:
Reclassifications		(8)		(8)
Acquisitions/additions	3	17	5	25
Sales/redemptions/reductions	(1)	(6)		(7)
Impairments	(4)			(4)
Transfer to assets classified as held for sale	1			1
Value adjustments	37	2	4	43

Balance as of December 31, 2015	132	138	9	279

Available-for-sale financial assets

The Company’s investments in available-for-sale financial assets mainly consist of investments in common shares of companies in various industries. The line additions/acquisitions mainly relates to capital calls for certain investment funds. The impairment movement relates to a specific investment’s declining financial performance.

Loans and receivables

The acquisitions/additions line mainly relates to vendor loans issued to an amount of EUR 17 million in relation to the sale of an equity interest. The current portion of this loan (EUR 8 million) was in the course of 2015 reclassified to Current financial assets. The remainder of the loan will be redeemed in 2017.

Receivables

Koninklijke Philips N.V.

Receivables in millions of EUR

2014 - 2015

	2014	2015

Trade accounts receivable	105	91
Affiliated companies	7,916	7,966
Other receivables	48	64
Advances and prepaid expenses	15	19
Derivative instruments—assets	370	158

Receivables	8,454	8,298

Shareholders’ equity

Common shares

As of December 31, 2015, the issued and fully paid-up share capital consists of 931,130,387 common shares, each share having a par value of EUR 0.20.

In June 2015, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 730 million. Shareholders could elect for a cash dividend or a share dividend. Approximately 59% of the shareholders elected for a share dividend, resulting in the issuance of 17,671,990 new common shares. The settlement of the cash dividend resulted in a payment of EUR 298 million including tax and service charges.

The following table shows the movements in the outstanding number of shares:

Koninklijke Philips N.V.

Outstanding number of shares in number of shares

2014 - 2015

	2014	2015

Balance as of January 1	913,337,767	914,388,869
Dividend distributed	18,811,534	17,671,990
Purchase of treasury shares	(28,537,921)	(20,296,016)
Re-issuance of treasury shares	10,777,489	5,338,743

Balance as of December 31	914,388,869	917,103,586

Preference shares

The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to (de facto) take over control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third-party. As of December 31, 2015, no preference shares have been issued.

Options, restricted and performance shares

The Company has granted stock options on its common shares and rights to receive common shares in the future. Please refer to note 28, Share-based compensation, which is deemed incorporated and repeated herein by reference.

Treasury shares

In connection with the Company’s share repurchase programs, shares which have been repurchased and are held in treasury for (i) delivery upon exercise of options, performance and restricted share programs, and (ii) capital reduction purposes, are accounted for as a reduction of shareholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a FIFO basis.

When treasury shares are reissued under the Company’s option plans, the difference between the cost and the cash received is recorded in retained

204      Annual Report 2015

Company financial statements 13.4

earnings. When treasury shares are reissued under the Company’s share plans, the difference between the market price of the shares issued and the cost is recorded in retained earnings, the market price is recorded in capital in excess of par value.

Dividend withholding tax in connection with the Company’s purchase of treasury shares for capital reduction purposes is recorded in retained earnings.

The following transactions took place resulting from employee option and share plans:

Koninklijke Philips N.V.

Employee option and share plan transactions

2014 - 2015

	2014	2015

Shares acquired	7,254,606
Average market price	EUR 24.53
Amount paid	EUR 178 million
Shares delivered	10,777,489	5,338,743
Average market price	EUR 30.26	EUR 30.35
Cost of delivered shares	EUR 326 million	EUR 162 million
Total shares in treasury at year-end	17,127,544	11,788,801
Total cost	EUR 470 million	EUR 308 million

In 2015, there was no need to acquire additional shares to cover our commitments under share-based compensation plans.

In order to reduce share capital, the following transactions took place:

Koninklijke Philips N.V.

Share capital transactions

2014 - 2015

	2014	2015

Shares acquired	21,283,315	20,296,016
Average market price	EUR 23.95	EUR 24.39
Amount paid	EUR 510 million	EUR 495 million
Reduction of capital stock (shares)	21,837,910	21,361,016
Reduction of capital stock (EUR)	EUR 533 million	EUR 517 million
Total shares in treasury at year-end	3,303,000	2,238,000
Total cost	EUR 77 million	EUR 55 million

Share purchase transactions related to employee option and share plans, as well as transactions related to the reduction of share capital involved a cash outflow of EUR 506 million, which includes the impact of taxes. Settlements of share-based compensation plans involved a cash inflow of EUR 81 million.

Dividend distribution

A proposal will be submitted to the 2016 Annual General Meeting of Shareholders to pay a dividend of EUR 0.80 per common share, in cash or shares at the option of the shareholder, from the 2015 net income and retained earnings of the Company.

Legal reserves

As of December 31, 2015, legal reserves relate to the revaluation of assets and liabilities of acquired companies in the context of multi-stage acquisitions of EUR 4 million (2014: EUR 13 million), unrealized gains on available-for-sale financial assets of EUR 56 million (2014: EUR 27 million), unrealized gains on cash flow hedges of EUR 12 million (2014: EUR 13 million unrealized losses), ‘affiliated companies’ of EUR 958 million (2014: EUR 1,059 million) and unrealized currency translation gains of EUR 1,058 million (2014: EUR 229 million unrealized losses).

The item ‘affiliated companies’ relates to the ‘wettelijke reserve deelnemingen’, which is required by Dutch law. This reserve relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

Limitations in the distribution of shareholders’ equity

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity of EUR 2,274 million as at December 31, 2015. Such limitations relate to common shares of EUR 186 million, as well as to legal reserves included under ‘revaluation’ of EUR 4 million, available-for-sale financial assets of EUR 56 million, unrealized gains related to cash flow hedges of EUR 12 million, unrealized currency translation gains of EUR 1,058 million and ‘affiliated companies’ of EUR 958 million.

As at December 31, 2014 the limitations on distributable amounts were EUR 1,515 million and related common shares of EUR 187 million, as well as to legal reserves included under ‘revaluation’ of EUR 13 million, available-for-sale financial assets of EUR 27 million, unrealized currency gains of EUR 229 million and ‘affiliated companies’ of EUR 1,059 million. The unrealized losses related to cash flow hedges of EUR 13 million, although qualifying as a legal reserve, reduce the distributable amount by their nature.

Annual Report 2015      205

Company financial statements 13.4

Debt

Long-term debt

Koninklijke Philips N.V.

Long-term debt in millions of EUR, unless otherwise stated

2014 - 2015

	(range of) interest rates	average interest rate	amount outstanding in 2015	amount due in 1 year	amount due after 1 year	amount due after 5 years	average remaining term (in years)	amount outstanding in 2014

USD bonds	3.8 - 7.8%	5.6%	3,733		3,733	2,595	12	3,355
Intercompany financing	0.0 - 7.7%	1.9%	1,660	1,660				3,025
Bank borrowings	1.13 - 1.33%	1.3%	200		200	200	6	200
Other long-term debt	1.3 - 7.0%	3.9%	39	39			1	43

			5,632	1,699	3,933	2,795		6,623
Corresponding data previous year			6,623	3,068	3,555	2,533		5,751

The following amounts of the long-term debt as of December 31, 2015, are due in the next five years:

Koninklijke Philips N.V.

Long-term debt due in the next five years in millions of EUR

2015

2016	1,699
2017
2018	1,138
2019
2020

Long-term debt	2,837
Corresponding amount previous year	4,090

Short-term debt

Short-term debt includes the current portion of outstanding external and intercompany long-term debt of EUR 1,699 million (2014: EUR 3,068 million), other debt to group companies totaling EUR 11,578 million (2014: EUR 10,929 million) and short-term bank borrowings of EUR 1,245 million (2014: EUR 63 million).

Other current liabilities

Koninklijke Philips N.V.

Other current liabilities in millions of EUR

2014 - 2015

	2014	2015

Other short-term liabilities	63	59
Accrued expenses	138	127
Derivative instruments—liabilities	458	314

Other current liabilities	659	500

Employees

The number of persons employed by the Company at year-end 2015 was 7 (2014: 9). For the remuneration of past and present members of both the Board of Management and the Supervisory Board, please refer to note 29, Information on remuneration, which is deemed incorporated and repeated herein by reference.

Contractual obligations and contingent liabilities not appearing in the balance sheet

The Company has entered into a contract with a venture capitalist where it committed itself to make, under certain conditions, capital contributions to its investment funds to an aggregated amount of EUR 22 million (2014: EUR 35 million) until June 30, 2021. As at December 31, 2015 capital contributions already made to this investment fund are recorded as available-for-sale financial assets within Other non-current financial assets. Furthermore, the Company made commitments to third parties in 2015 of EUR 26 million (2014: EUR 10 million) with respect to sponsoring activities. The majority of the amounts are due over a term of 10 years.

General guarantees as referred to in Section 403, Book 2, of the Dutch Civil Code, have been given by the Company on behalf of several group companies in the Netherlands. The liabilities of these companies to third parties and investments in associates totaled EUR 1,374 million as of year-end 2015 (2014: EUR 1,546 million).

Guarantees totaling EUR 698 million (2014: EUR 636 million) have also been given on behalf of other group companies. As at December 31, 2015 there has been no credit guarantees given on behalf of unconsolidated companies and third-parties (2014: EUR 4 million). The Company is the head of a fiscal unity that contains the most significant Dutch wholly-owned group companies. The Company is therefore jointly and severally liable for the tax liabilities of the tax entity as a whole. For additional information, please refer to note 26, Contingent assets and liabilities, which is deemed incorporated and repeated herein by reference.

Subsequent events

Financing Volcano

In 2015, Philips financed the acquisition of Volcano with a short-term loan of USD 1.3 billion. Philips decided in December 2015 to amend and extend the loan which was actually executed in January 2016. The loan will mature in December 2016.

206      Annual Report 2015

Company financial statements 13.5

13.5 Independent auditor’s report

To: The Annual General Meeting of Shareholders of Koninklijke Philips N.V.

Report on the audit of the financial statements 2015

Opinion

In our opinion:

•

the consolidated financial statements give a true and fair view of the financial position of Koninklijke Philips N.V. as at December 31, 2015, and of its result and its cash flows for 2015 in accordance with International Financial Reporting Standards as endorsed by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Netherlands Civil Code;

•

the company financial statements give a true and fair view of the financial position of Koninklijke Philips N.V. as at December 31, 2015, and of its result for 2015 in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

What we have audited

We have audited the financial statements 2015 of Koninklijke Philips N.V. (the Company), based in Eindhoven, the Netherlands. The financial statements include the consolidated financial statements and the company financial statements.

The consolidated financial statements comprise:

1.	the consolidated balance sheet as at December 31, 2015;

2.	the following statements for 2015: consolidated statements of income, comprehensive income, cash flows and changes in equity for the year then ended; and

3.	the notes comprising a summary of the significant accounting policies and other explanatory information.

The company financial statements comprise:

1.	the company balance sheet as at December 31, 2015;

2.	the company statements of income and changes in equity for 2015; and

3.	the notes comprising a summary of the significant accounting policies and other explanatory information.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ‘Our responsibilities for the audit of the financial statements’ section of our report.

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

Audit approach

Summary

Materiality

•	Overall materiality of EUR 60 million

•	0.25% of sales

Audit scope

•	Sufficient and appropriate on account balances

Key audit matters

•	Company separation and Finance Transformation

•	Acquisitions and disposals

•	Valuation of goodwill

•	Accounting for income tax

•	Revenue recognition

•	Contingent liabilities and provisions from claims, proceedings and investigations

Materiality

Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

Based on our professional judgment we determined the materiality for the financial statements as a whole at EUR 60 million (2014: EUR 80 million). We have reduced materiality to EUR 60 million in anticipation of the separation of the company. The materiality is determined with reference to sales. We consider sales as the most appropriate benchmark given the nature of the business and size of the Company and materiality approximates 0.25% of sales. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for qualitative reasons

Annual Report 2015      207

Company financial statements 13.5

for the users of the financial statements, such as possible misstatements in the information on remuneration disclosures.

We agreed with the Supervisory Board that misstatements in excess of EUR 3 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of our group audit

Koninklijke Philips N.V. is the parent company of the Philips Group (the Group). The financial information of the Group is included in the financial statements of Koninklijke Philips N.V.

Considering our ultimate responsibility for the opinion, we are also responsible for directing, supervising and performing the group audit. In this context, we have determined the nature and extent of the audit procedures to be performed for group entities (components). Decisive factors were the significance and / or the risk profile of the components. On this basis, we selected the components for which an audit of account balance or specified procedures had to be performed. Furthermore, we have determined the nature and extent of the audit procedures that we perform at group level, sector level and in the accounting operations centers.

We scope components to be involved with the audits of account balances into the group audit where account balances are of significant size, have significant risks of material misstatement to the Group associated with them or are considered significant for other reasons. Where this does not give adequate coverage we use our judgment to scope additional procedures on account balances or request the component auditors to perform specified procedures. As a result of our scoping of account balances and the performance of audit procedures at different levels in the organization, our actual coverage varies per account balance and the depth of our audit procedures per account balance varies depending on our risk assessment.

Accordingly, our audit coverage per account balance included in the key audit matters stated below, can be summarized as follows:

Audits of account balances or specified procedures were performed to materiality levels, the majority of which were based on the relevant local statutory audit materiality which is considerably lower than Group materiality. In the other cases, component materiality was determined by the judgment of the group auditor, having regard to the materiality for the financial statements as a whole and the reporting structure within the Group. Component materiality did not exceed EUR 42 million and the majority of our component auditors applied a component materiality that is significantly less than this threshold.

We sent detailed instructions to all component auditors, covering the significant areas that should be covered (which included the relevant risks of material misstatement detailed below) and set out the information required to be reported to the group auditor. Based on our risk assessment, the group auditor visited component locations in China, Poland, the Netherlands, Saudi Arabia, the United Kingdom, Japan and multiple component locations in the USA. Most of our component auditors visited the Netherlands in 2014 to attend our global audit conference, which is held every three years, to discuss the Group audit, risks, audit approach and instructions. Telephone calls were also held with the auditors of components. During these visits and meetings, the audit approach, findings and observations reported to the group auditor were discussed in more detail. We have used to a limited extent other (non-KPMG) auditors for audit procedures on certain components outside the Netherlands.

By performing the procedures mentioned above at components, combined with additional procedures at group level, sector level and at accounting operations centers, we have been able to obtain sufficient and

208      Annual Report 2015

Company financial statements 13.5

appropriate audit evidence regarding the group’s financial information to provide an opinion on the financial statements.

Our key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Supervisory Board. The key audit matters are not a comprehensive reflection of all matters discussed.

Key audit matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Compared to last year the intended separation of the Company into HealthTech and Lighting, the acquisition of Volcano Corporation and the continued classification of the Lumileds and Automotive business as Assets Held for Sale and Discontinued operations have been included as a key audit matter.

Company separation and Finance Transformation

Key audit matter

In September 2014 Philips announced its plan to establish two standalone companies focused on the HealthTech and Lighting opportunities respectively with a scheduled completion of the separation of the Lighting business in the first half of 2016. As the separation is expected to impact all businesses, markets and support functions and expected to impact all assets and liabilities of the Company, we have identified the separation as a significant risk for our 2015 audit.

Furthermore, the Company continued to implement its global Accelerate! initiative, which includes a Finance Transformation program. The Finance Transformation has a significant impact on the Company’s business processes, control activities and internal control responsibilities. We focused on the Finance Transformation as part of our audit because there is a significant risk that a material misstatement could occur if the program is not implemented with proper oversight and a focus on maintaining effective internal controls throughout the process.

Our response

Our audit procedures included, amongst others, meeting with the Board of Management and the Audit Committee of the Supervisory Board on a regular basis during the year to understand and monitor the potential impact of the scheduled separation of the Company on the assets and liabilities in the 2015 financial statements. The potential impact of the separation on the valuation of goodwill and (deferred) tax positions were assessed as part of the audit procedures on these accounts as further detailed in the key audit matters below. Furthermore we have used these meetings to understand and monitor the effects of the scheduled separation of the Company and the Finance Transformation on the Company’s internal control environment, across the organization. We have also instructed our component auditors to perform procedures designed to provide reasonable assurance that a material misstatement did not exist in the financial statements as a result of the scheduled separation and the Finance Transformation. We also tested monitoring activities executed at different levels of the organization designed to ensure continued effectiveness of the internal control framework during the separation process and the Finance Transformation.

Acquistions and disposals

Key audit matter	The acquisition of Volcano Corporation was significant to our audit due to the complexity of and significant judgments and assumptions involved in the purchase price allocation for Volcano Corporation. At the acquisition date February 17, 2015, the increase in the intangibles recognized under goodwill and other intangibles related to Volcano Corporation amounted to EUR 947 million.

The continued classification of the Lumileds and Automotive business as Assets Held for Sale and Discontinued operations, following the termination of the agreement pursuant to which the consortium led by GO Scale would have acquired an 80.1% interest in the combined businesses of Lumileds and Automotive, was significant to our audit due to the complexity of the assessment process and significant judgments and assumptions involved.

Our response	With respect to the accounting for the Volcano Corporation acquisition, we have, amongst others, read the asset purchase agreements, confirming the correct accounting treatment has been applied and appropriate disclosure has been made; assessed the valuation and accounting for the consideration payable and traced payments to bank statements; audited the identification and fair valuation of the assets and liabilities the Group acquired including any fair value adjustments; and assessed the valuation assumptions such as discount, tax and royalty rates by recalculating these, evaluating and challenging assumptions used in such calculations amongst others based on external evidence.

In doing so we have utilized valuation specialists to assist with the audit of the identification and valuation of the assets and liabilities acquired. We have also tested the effectiveness of the Company’s internal controls around the accounting for the acquisition of Volcano.

We have assessed management’s evaluation in relation to the continued classification of the Lumileds and Automotive business as Assets Held for Sale and Discontinued operations, in accordance with the classification criteria under EU-IFRS, as this has a material effect on the presentation of the financial statements. We also assessed the adequacy of the disclosures in Section 12.9, Note 4 Acquisitions and Divestments (Volcano Corporation) and Note 3 Discontinued operations and other assets classified as held for sale (Lumileds and Automotive).

Annual Report 2015      209

Company financial statements 13.5

Valuation of goodwill

Key audit matter	Under EU-IFRSs, the Company is required to test the amount of goodwill for impairment, both annually and if there is a trigger for testing. The impairment tests were significant to our audit due to the complexity of the assessment process and significant judgments and assumptions involved which are affected by expected future market or economic conditions. At December 31, 2015, the goodwill amounted to EUR 8.5 billion.

Our response	Our audit procedures included, amongst others, the involvement of a valuation expert to assist us in evaluating the assumptions and methodologies used by the Company, in particular those relating to the compound sales growth rate and pre-tax discount rate. The cash flow projections, mainly for Healthcare cash-generating units (Respiratory Care & Sleep Management, Image-Guided Therapy, Patient Care & Monitoring Solutions and Home Monitoring) and Lighting cash-generating units (Professional Lighting Solutions and Consumer Luminaires) have been assessed and challenged by us, and includes an assessment of the historical accuracy of management’s estimates and evaluation of business plans. We have also tested the effectiveness of the Company’s internal controls around the valuation of goodwill.

We believe the assumptions used are within the acceptable range. Based on the impairment test, it was noted that with regard to the headroom for cash-generating unit Consumer Luminaires, the estimated recoverable amount approximates the carrying value of the cash-generating unit. Furthermore, we noted that the headroom for the cash-generating units Professional Lighting Solutions and Home Monitoring is relatively limited. We also assessed the adequacy of the disclosures in Section 12.9, Note 11 Goodwill relating to those assumptions to which the outcome of the impairment test is most sensitive, that is, those that have the most significant effect on the determination of the recoverable amount of goodwill.

Accounting for income tax positions

Key audit matter	Income tax was significant to our audit because the assessment process is complex and the amounts involved are material to the financial statements as a whole. The Company has extensive international operations and in the normal course of business makes judgments and estimates in relation to tax issues and exposures resulting in the recognition of other tax liabilities. At December 31, 2015, the net deferred tax assets are valued at EUR 2.8 billion and the other tax liability related to tax uncertainties is valued at EUR 454 million.

Our response

We have tested the completeness and accuracy of the amounts reported for current and deferred tax, including the assessment of disputes with tax authorities, based on the developments in 2015 and the impact of the scheduled separation of the Company. In this area our audit procedures included, amongst others, assessment of correspondence with the relevant tax authorities, testing the effectiveness of the Company’s internal controls around the recording and continuous re-assessment of the other tax liabilities, and the involvement of our local component auditors including tax specialists in those components determined to be the regions with significant tax risk. In respect of deferred tax assets, we analyzed and tested management’s assumptions used to determine the probability that deferred tax assets recognized in the balance sheet will be recovered through taxable income in the countries where the deferred tax assets originated and during the periods when the deferred tax assets become deductible. During our procedures, we use amongst others budgets, forecasts and tax laws and in addition we assessed the historical accuracy of management’s assumptions. We believe the assumptions used are within the acceptable range. We also assessed the adequacy of the Company’s disclosure included in Section 12.9, Note 8 Income taxes in respect of income tax positions and uncertain tax positions.

Revenue recognition

Key audit matter	Sales contracts for certain projects in the Healthcare and Lighting sectors typically involve multi-element contracts, for example a single sales transaction that combines the delivery of goods and rendering of services, and involve separately identifiable components that are recognized based on relative fair value. This gives rise to the risk that sales could be misstated due to the complexity of the multi-element contracts and the incorrect valuation of the relative fair value elements. Other sales are generally recognized when the risks and rewards of the underlying products have been transferred to the customer and tend not to have multiple deliverable elements. There is a risk that sales may be deliberately overstated as a result of management override resulting from the pressure management may feel to achieve planned results. The management of the Group focuses on sales as a key performance measure which could create an incentive for sales to be recognized before the risks and rewards have been transferred.

Our response

Our audit procedures included, amongst others, assessing the appropriateness of the Company’s revenue recognition accounting policies including those relating to multi-element contracts and assess compliance with the policies in terms of EU-IFRS. We tested the effectiveness of the Company’s controls over calculation of rebates, fair value determination of multi-element sales contracts, and the correct timing of revenue recognition. We also assessed sales transactions taking place before and after year-end to ensure that revenue was recognized in the correct period and assessed the accuracy of the sales recorded, based amongst others on inspection of sales contracts, hand over certificates and installation hours reported after recognition of revenue. We also assessed the adequacy of the sales disclosures contained in Section 12.9, Note 2 Information by sector and main country and Note 6 Income from operations.

210      Annual Report 2015

Company financial statements 13.5

Contingent liabilities and provisions from claims, proceedings an investigations (Legal)

Key audit matter	The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings as well as investigations by authorities. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the financial position, results of operations and cash flows, resulting in the identification of a significant risk.

The accounting and disclosure for (contingent) liabilities from claims, proceedings and investigations is complex and judgmental, and the amounts involved are, or can be material to the financial statements as a whole. At December 31, 2015, the provisions from legal proceedings amount to EUR 578 million and the litigation payables which were transferred to other current liabilities in 2015 at the moment the Company was able to reach a settlement. In case the company has a present legal or constructive obligation that cannot be estimated reliably, no provisions have been recognized.

Our response	In response to these risks, our audit procedures included, amongst others, testing the effectiveness of the Company’s controls around the identification and evaluation of claims, proceedings and investigations at different levels in the organization, and the recording and continuous re-assessment of the related (contingent) liabilities and provisions and disclosures, in accordance with EU-IFRS. We also inquired with both legal and financial staff in respect of ongoing investigations or claims, proceedings and investigations, inspected relevant correspondence, inspected the minutes of the meetings of the Audit Committee, Supervisory Board and Executive Committee, requested external legal confirmation letters from a selection of external legal counsel, met with external legal counsel when deemed necessary and obtained a legal representation letter from the Company.

We evaluated and tested the Company’s policies, procedures and controls surrounding the application of the General Business Principles (GBP), the identification and reporting of violations, and assessed management’s response to any GBP violations. We also assessed the disclosure regarding (contingent) liabilities from legal proceedings and investigations as contained in Section 12.9, Note 19 Provisions, Note 22 Other Liabilities and Note 26 Contingent assets and liabilities.

Responsibilities of the Board of Management and the Supervisory Board for the financial statements

The Board of Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and with Part 9 of Book 2 of the Netherlands Civil Code and for the preparation of the Management report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. Furthermore, the Board of Management is responsible for such internal control as Board of Management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to errors or fraud.

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

•	We report that the Management report, to the extent we can assess, is consistent with the financial statements.

Annual Report 2015      211

Company financial statements 13.5

Engagement

We were engaged before 2003 for the first time as auditor of Koninklijke Philips N.V. and operated as auditor since then. We were re-appointed by the Annual General Meeting of Shareholders as auditor of Koninklijke Philips N.V. on May 1, 2014, for the year 2015, after which we will rotate off from the Philips audit.

Amsterdam, The Netherlands

February 23, 2016

KPMG Accountants N.V.

E.H.W. Weusten RA

Note that the report set out above is included for the purpose of Koninklijke Philips N.V.’s Annual Report on Form 20-F for 2015 only and does not form part of Koninklijke Philips N.V.’s Annual Report for 2015.

212      Annual Report 2015

Sustainability statements 14

14 Sustainability statements

Approach to sustainability reporting

Philips has a long tradition of sustainability reporting, beginning with our first environmental Annual Report published in 1999. This was expanded in 2003, with the launch of our first sustainability Annual Report, which provided details of our social and economic performance in addition to our environmental results.

In 2008, we decided to publish an integrated financial, social and environmental report, reflecting the progress we have made embedding sustainability in our way of doing business. This is also supported by the inclusion of sustainability in the Philips Mission, Vision and the company strategy. For more information, please refer to chapter 4, Our strategic focus, of this report.

This is our eighth annual integrated financial, social and environmental report which has been prepared in line with the International Integrated Reporting Council (IIRC) Integrated Reporting (IR) framework, including a visualization of our value creation process section 4.2, How we create value, of this report.

Philips publishes its integrated Annual Report with the highest (reasonable) assurance level on the financial, social and environmental performance. With that overall reasonable assurance level Philips is a frontrunner in this field.

Tracking trends

We continuously follow external trends to determine the issues most relevant for our company and those where we can make a positive contribution to society at large. In addition to our own research, we make use of a variety of sources, including the United Nations Environmental Programme (UNEP), World Bank, World Business Council for Sustainable Development (WBCSD), World Economic Forum and World Health Organization. Our work also involves tracking topics of concern to governments, regulatory bodies, academia, non-governmental organizations (NGO), and following the resulting media coverage.

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

A multi-stakeholder project with the Sustainable Trade Initiative (IDH), a number of NGOs, and electronics companies was started in 2011 and expanded in 2014 and 2015 to include suppliers in the Yangtzhe river delta. The program focuses on improving working circumstances in the electronics industry in China.

Furthermore, we engaged with the leading Dutch labor union (FNV) and a number of NGOs, including Enough, GoodElectronics, MakeITfair, the Chinese Institute of Public and Environmental Affairs, SOMO, Amnesty International, Greenpeace and Friends of the Earth as well as a variety of investors and analysts.

In addition to face-to-face meetings, webinars and social media channels provide us with ongoing feedback on our strategy, performance and emerging topics. Our sustainability e-mail account (philips.sustainability@philips.com) enables stakeholders to share their issues, comments and questions with the sustainability team. As described in the Materiality section below, various stakeholder groups have been invited to provide input to the materiality analysis which was updated for the Annual Report 2015. The table below provides an overview of the different stakeholder groups, examples of those stakeholders and topics discussed.

Annual Report 2015      213

Sustainability statements 14

Stakeholder overview (non-exhaustive)

	Examples	Processes

Employees	- European Works Council - Individual employees	Regular meetings, quarterly My Accelerate! Surveys, employee development process, quarterly update webinars. For more information refer to section 5.2, Social performance, of this report.

Customers	- Hospitals - Real estate developers - Consumers	Joint (research) projects, business development, Lean value chain projects, consumer panels, Net Promoter Scores, Philips Customer Care centers, Training centers, social media

Suppliers	- Chinese suppliers in the Pearl and Yangtzhe river deltas - HP, Randstad, Maersk	Supplier development activities (including topical training sessions), supplier forums, supplier website, participation in industry working groups like COCIR and EICC. For more information refer to sub-section 14.2.8, Supplier indicators, of this report.

Governments, municipalities, etc.	- European Union - Authorities in Los Angeles, Singapore	Issues meetings, annual Innovation Experience, research projects, policy and legislative developments, business development

NGOs	- Dutch Sustainable Trade initiative (IDH) - Friends of the Earth	Issues meetings, cross-sector (multi-stakeholder) projects, joint projects, social investment program and Philips Foundation

Investors	- Mainstream investors - ESG investors	Webinars, roadshows, capital markets day, investor relations and sustainability accounts

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

As part of our commitment to the Sustainable Development Goals (SDGs), we use this report to communicate on our progress towards the relevant SDGs (please refer to sub-section 14.2.7, Stakeholder Engagement, of this report), next to our reporting into the SDG Compass reporting tool.

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

Our materiality assessment is based on an ongoing trend analysis, media search, and stakeholder input. In 2015, we have updated our assessment by asking a diverse group of stakeholders (incl. customers, suppliers, investors and NGOs) to evaluate the materiality of a long-list of aspects. The results are reflected on the vertical axis of the materiality matrix. The scores on the horizontal axis are based on Philips’ assessment to the best of our knowledge. Our materiality assessment has been conducted in the context of the GRI G4 Reporting Framework and the results have been reviewed and approved by the Philips Sustainability Board.

The results of this analysis are given in the matrix below and the key material aspects as well as the links to the relevant sections in this report are provided as well.

214      Annual Report 2015

Sustainability statements 14

Materiality matrix

Importance to Stakeholders
high
medium
low
medium
high
Business impact
Circular economy
Product responsibility and regulation
Business ethics and General Business Principles
Partnerships and co-creation
Energy efficiency
Economic downturn and restructuring
Big Data and privacy
Metrics beyond financials
Responsible supply chains
Employee health and safety
Resource scarcity
Responsible tax policy
Conflict minerals
Climate change
Aging population
Living wage
Expanding middle class in growth geographies
Rising healthcare costs
Healthy living
Stakeholder activism and transparency
Urbanization
Diversity
Bio-diversity
Water scarcity
Pollution
Chronic and lifestyle-related diseases
Energy security
Geo-political issues
Environmental topics
Social topics
Governance topics

Key material aspects

Reference1)
Environmental		Boundaries

- Climate change

chapter 2, Message from the CEO, of this report

section 4.1, Addressing global challenges, of this report

section 5.3, Environmental performance, of this report

chapter 14, Sustainability statements, of this report

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

Supply chain, operations, use phase

Reference1)

Societal		Boundaries

- Aging population	section 4.1, Addressing global challenges, of this report sub-section 6.1.1, Healthcare landscape, of this report sub-section 6.2.1, Consumer landscape, of this report	Use phase

- Responsible Supply Chains	section 5.2, Social performance, of this report chapter 14, Sustainability statements, of this report	Supply chain

- Employee health and safety	section 5.2, Social performance, of this report	Supply chain, operations

- Conflict minerals		Supply chain

sub-section 5.2.10, Addressing issues deeper in the supply chain, of this report

Annual Report 2015      215

Sustainability statements 14

Reference1)

Governance		Boundaries

- Business ethics and General Business Principles	section 7.5, Compliance risks, of this report sub-section 5.2.7, General Business Principles, of this report	Supply chain, operations, use phase

- Partnerships and co-creation	sub-section 6.4.1, About Innovation, Group & Services in 2015, of this report chapter 14, Sustainability statements, of this report	Supply chain, use phase

- Metrics beyond financials	section 5.2, Social performance, of this report section 5.3, Environmental performance, of this report chapter 14, Sustainability statements, of this report	Supply chain, operations, use phase

- Product responsibility and regulation

section 7.5, Compliance risks, of this report

sub-section 6.1.2, About Healthcare in 2015, of this report

sub-section 6.2.2, About Consumer Lifestyle in 2015, of this report sub-section 6.3.2, About Lighting in 2015, of this report

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

Philips Group

Sustainability commitments

2015

	baseline year	target 2015	2015 actual

Green Product Sales		50% of total sales	54%

Lives Improved		2 billion	2 billion

Green Innovation

- Investments	2010	EUR 2 billion (cumulative)	EUR 2.2 billion

- Energy Efficiency	2009	50.3 lumen/watt (up 50%)	44.5 lumen/watt

- Materials

- Collection & Recycling	2009	45,000 tonnes (up 100%)	28,500 tonnes

- Recycled content	2009	15,000 tonnes (up 100%)	13,500 tonnes

Green Operations

- CO2 reduction	2007	40%	41%

- Health & Safety		0.26 Lost Workday Injury Cases per year	0.21

Supplier Sustainability 1)		72% compliant	86%

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

There have been three changes in the Lives Improved model causing a significant change in the results. Firstly, the source of installed base reporting for part of the Healthcare business was discontinued at the end of 2014, a new source has been used in 2015. Historical results could not be recalculated using the new installed base source, however the upward impact of this change has been estimated at a maximum of 4%. Secondly, the inclusion of three types of patient monitors has been added to the model. Historical results have been recalculated for this change and have an upward impact of maximum 2%. Thirdly, in the 2014 Lighting sales data an update on quantities of green products sold has taken place. This has a downward effect of maximum 4%.

Social data cover all employees, including temporary employees, but exclude contract workers. Due to the implementation of new HRM systems, we are able to provide more specific exit information on Philips employees as from 2014.

In 2015, in line with previous years, the emission factor set for consumed electricity has been updated to the IEA 2015 publications. Also, the emission factors for natural gas were implemented according to DEFRA (UK Department of Environment, Food and Rural Affairs). Lastly, all scope three emission factors for business travel and logistics have been updated from a bespoke emission factor set to DEFRA guidance as well. The latter has had an upward effect on our scope 3 emissions ranging from 15% to 32% in the years 2007-2015.

216      Annual Report 2015

Sustainability statements 14

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

Health and safety

Health and safety data is reported by sites with over 50 FTEs (full-time equivalents) and is voluntary for smaller locations. Health and safety data are reported and validated each month via an online centralized IT tool. The focus of reporting is on work-related injuries and illnesses that predominantly occur in manufacturing operations and Field Services Organizations for incidents leading to at least one lost workday. Fatalities are reported for staff, contractors and visitors and include commuting accidents. From 2016 onward, the annual number of cases leading to a Recordable Case will be reported per 100 FTEs (Total Recordable Case Rate).

General Business Principles

Alleged GBP violations are registered in our intranet-based reporting and validation tool.

Supplier audits

Supplier audits are primarily focused on identified risk suppliers, based on identified risk countries and on spend of more than EUR 1 million (new suppliers EUR 100,000 and no threshold for high risk suppliers).

•

Based on the Maplecroft Human Rights Risk Indexes, risk countries for Supply Management in 2015 were: Belarus, Brazil, China, Dominican Republic, India, Indonesia, Mexico, Philippines, Russia and Ukraine.

•	Suppliers of new ventures are included to the extent that the integration process of these ventures has been finalized. Normative integration period is two years after closure of the new venture.

Green Products

Green Products offer a significant environmental improvement in one or more Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Recycling and disposal and Lifetime reliability. The lifecycle approach is used to determine a product’s overall environmental improvement. It calculates the environmental impact of a product over its total life cycle (raw materials, manufacturing, product use and disposal).

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

Green Innovation

Green Innovation comprises all R&D activities directly contributing to the development of Green Products or Green Technologies. A wide set of additional criteria and boundaries have been defined as the basis for internal and external validation.

Environmental data

All environmental data from manufacturing operations are reported on a half-yearly basis in our sustainability reporting and validation tool, according to defined company guidelines that include definitions, procedures and calculation methods.

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

Operational carbon footprint

Philips reports in line with the Greenhouse Gas Protocol (GHGP). The GHGP distinguishes three scopes, as described below. The GHGP requires to report on the first two scopes to comply with the GHGP reporting standards. As per the updated GHGP Scope 2 reporting

Annual Report 2015      217

Sustainability statements 14

guidance, from this year onward our scope 2 emissions reporting will include both the market based method as well as location based method. The market based method of reporting will serve as our reference for calculating our total operational carbon footprint.

•

Scope 1 – direct CO2 emissions – is reported on with direct emissions from our industrial and nonindustrial sites in full. Emissions from industrial sites, which consist of direct emissions resulting from processes and fossil fuel combustion on site, are reported in the sustainability reporting system. Energy use and CO2 emissions from non-industrial sites are based on actual data where available. If this is not the case, they are estimated based on average energy usage per square meters, taking the geographical location and building type of the site into account.

•

Scope 2 – indirect CO2 emissions – is reported on with indirect emissions from our industrial and non-industrial sites in full. CO2 emissions resulting from purchased electricity, steam, heat and other indirect sources are reported in the sustainability reporting system. The indirect emissions of sites not yet reporting are calculated in the same manner as described in Scope 1.

•

The location based method of scope 2 reporting reflects the average emissions intensity of grids on which energy consumption occurs (using mostly grid-average emission factor data). For this method our emission factors derive from the International Energy Agency (IEA) 2015 and are based on grid averages.

•

The market based method of scope 2 reporting allows using an emission factor that is specific to the energy purchased. Emissions intensity of consumed energy can differ based on contractual instruments used. For example, so-called ‘green electricity contracts’ guarantee the purchaser will be supplied with electricity coming from renewable sources which typically have less emissions per energy generated. In the market based method Philips will account for renewable electricity with an emission factor of 0 grams CO2 per kWh. All renewable electricity claimed by Philips is sourced within the same energy market as where the electricity-consuming operations are located, and is tracked and redeemed, retired, or cancelled solely on behalf of Philips. All certificates were obtained through procurement of Green-e certified Renewable Energy Certificates (RECs) in the United States and European Guarantees of Origin from the Association of Issuing Bodies (AIB) of the European Energy Certificate System (EECS).

•	Scope 3 – other CO2 emissions related to activities not owned or controlled by the Group is reported on for our business travel and distribution activities.

The Philips operational carbon footprint (Scope 1, 2 and 3) is calculated on a half-yearly basis and includes the emissions from our:

•	Industrial sites – manufacturing and assembly sites

•	Non-industrial sites – offices, warehouses, IT centers and R&D facilities

•	Business travel – lease and rental cars and airplane travel

•	Logistics – air, ocean and road transport

All emission factors used to transform input data (for example, amount of tonne-kilometers transported) into CO2 emissions have been updated from the previously used DEFRA (UK Department for Environment, Food & Rural Affairs) 2007 and bespoke emission factors to the applicable DEFRA 2015 emission factors for each year respectively. Therefore, an increase of our total carbon emissions compared with previous reported results can be observed. The total CO2 emission resulting from these calculations serve as input for scope 1, 2 and 3.

Commuting by our employees, upstream distribution (before suppliers ship to us), outsourced activities and emissions resulting from product use by our customers are not included in our operational carbon footprint. The calculations for business travel by lease cars are based on actual fuel usage and for rental cars on distance travelled. Taxis and chauffeur driven cars used for business travel are not included in the calculations. Emissions from business travel by airplane are calculated by the supplier based on mileage flown and emission factors from DEFRA, distinguishing between short, medium and long flights. Further, emissions from air freight for distribution are calculated based on the amount of tonne-kilometers transported between airports (distinguishing between short, medium and long hauls), including an estimate (based on actual data of the lanes with the largest volumes) for trucking from sites and distribution centers to airports and vice versa. Express shipments are generally a mix of road and air transport, depending on the distance.

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

218      Annual Report 2015

Sustainability statements 14

The Sustainability Board is the highest governing sustainability body in Philips, which was chaired by Jim Andrew, member of the Executive Committee until September 2015, as he left the Company. Three other Executive Committee members sit on the Sustainability Board jointly with sector and functional executives. The Sustainability Board convenes four times per year, defines Philips’ sustainability strategy and programs, monitors progress and takes corrective action where needed.

Progress on Sustainability is communicated internally on a quarterly basis to Philips staff and at least annually in the Executive Committee and Supervisory Board.

External assurance

KPMG has provided reasonable assurance on whether the information in chapter 14, Sustainability statements, of this report and section 5.2, Social performance, of this report and section 5.3, Environmental performance, of this report presents fairly, in all material respects, the sustainability performance in accordance with the reporting criteria. Please refer to section 14.4, Independent Auditor’s Assurance Report, of this report.

14.1 Economic indicators

This section provides summarized information on contributions on an accruals basis to the most important economic stakeholders as a basis to drive economic growth. For a full understanding of each of these indicators, see the specific financial statements and notes in this report.

Philips Group

Distribution of direct economic benefits in millions of EUR

2013 - 2015

	2013	2014	2015

Suppliers: goods and services	12,653	13,185	14,388
Employees: salaries and wages	4,722	5,018	5,533
Shareholders: distribution from retained earnings	678	729	730
Government: corporate income taxes	466	26	239
Capital providers: net interest	269	251	302

Total purchased goods and services as included in cost of sales amounted to EUR 14.4 billion, representing 59% of total revenues of the Philips Group. Of this amount, approximately 65% was spent with global suppliers, the remainder with local suppliers.

In 2015, the salaries and wages totaled EUR 5.5 billion. This amount is some EUR 500 million higher than in 2014, mainly caused by the acquisition of Volcano, unfavorable currency effects and settlement for pension de-risking. See note 6, Income from operations for more information.

Philips’ shareholders were given EUR 730 million in the form of a dividend, the cash portion of which amounted to EUR 298 million.

Income taxes amounted to EUR 239 million, compared to EUR 26 million in 2014. The effective income tax rate was 38.4%. The increase in 2015 was mainly due to the non-deductible expenses, new loss carryforwards and temporary differences not expected to be realized which were partly offset by non-taxable income. Non-taxable income is predominantly attributable to favorable tax regulations relating to R&D investments. The comparable effective income tax rate for 2014 was 14.1%.

For a further understanding, see note 8, Income taxes. For more information, please refer to Philips’ Tax Principles.

14.2 Social statements

This section provides additional information on (some of) the social performance parameters reported in section 5.2, Social performance, of this report.

14.2.1 Engaging our employees

In 2014 we implemented a team-focused quarterly survey called My Accelerate! Survey (MAS).

In 2015, 76% of respondents agreed with the transformation journey statement: ‘In my team we role model the Philips behaviors’. There was also an increase in areas concerning ‘Speed of decision making’, resulting in an overall engagement score of 71% favorable answers across the Philips population. We also noted that, compared with 2014, we maintained a strong favorable engagement score and saw a significant decrease in the unfavorable score (from 17% down to 7%).

The MAS indicates very high favorable scores within the set of questions referring to Alignment (‘How clear are we about customer needs and business priorities?’) and Execution (‘How good are we at getting things done?’) at 81% and 74% favorable respectively. An area for improvement is in the questions referring to Renewal (‘How do we stay effective and adapt?’). Improvement initiatives to address these are driven at the team level via Team Performance Dialogues, and we continue to monitor our overall engagement results in Leadership Team quarterly reviews.

14.2.2 People development

The creation of Philips University reflects our Accelerate! transformation, driven by our growth and performance culture, as well as our belief that everyone has talent and can grow and contribute with increasing impact. Philips University offers world-class learning interventions to help our people develop critical capabilities, and it does so in a simplified, standardized and innovative way, with one central Learning Management System accessible to all employees.

Annual Report 2015      219

Sustainability statements 14.2.2

In 2015, more than 800 new courses were made available in the Philips University. By year-end, more than 55,000 unique employees had enrolled for courses in the Philips University. In total, more than one million hours were spent on training through Philips University in 2015, with more than 450,000 training completions. Some of the most popular programs included our Philips Excellence e-learnings, which are being rolled out to all employees as part of our ongoing commitment to operational excellence.

Our belief in an inclusive culture was also embedded in our Philips University programs. The Leadership Academy continued to emphasize inclusion in key programs such as ‘Next Generation Women’s Leadership’, ‘Leading Across Cultures’, and ‘Inclusive Leadership.’ Our learning philosophy is likewise inclusive: all our employees have access to content such as the award-winning Harvard Manage Mentor leadership suite, and in 2015 more than 21,000 learners were registered (up from 9,000 in 2014).

Philips University continued to be a key catalyst for transformation and change in 2015, with ongoing support for our end-to-end Accelerate! programs. To support the embedding of our end-to-end ways of working, many engineers and architects, sales and account managers and supply chain employees have been trained and have gone through certification paths, gained new capabilities and brought new ways of working to their daily work. Newly developed Marketing education programs are being rolled out globally with active involvement of leaders as trainers, certified coaches and strong alignment to business and individual development plans.

Other programs

At Philips, our vision to offer the best place to work for people who share our passion is not limited to employees on our payroll. In the Netherlands, for example, we run a special employment program, WGP (Werkgelegenheidsplan, or Philips Employment Scheme), to offer vulnerable groups of external jobseekers a work experience placement, usually combined with training. Since its launch in 1983, more than 12,500 people have participated, and around 70% find a regular job after taking part in the program. In 2015, Philips employed 140 people via the WGP program, including 19 people with autism. As we move into 2016, we will continue to offer an environment for all of our people to thrive and grow.

14.2.3 Global talent acquisition

Top sources of talent

Philips’ talent management approach is to build and develop our existing employees continuously, while strategically buying talent where critical capabilities need to be strengthened to achieve our strategic objectives. In 2015, our global Talent Acquisition team recruited talent both internally and externally, hiring over 11,000 people including interns. As in the years before, nearly one third of those vacancies were filled with internal candidates, and the remainder filled with qualified talent from the external labor market.

Further strengthening in-house executive recruitment

Executive Search Services (ESS), Philips’ in-house executive recruiting services unit, delivered 72 high-quality senior-level hires in 2015 (over 80% of external executives were placed by the ESS team rather than using external search firms, saving over EUR 5 million for Philips). ESS provides services such as demand-based executive recruiting, executive intelligence & talent consulting services, and executive-specific referral and onboarding programs. The further strengthening of this focused in-house recruiting capability ensures we are able to attract the right profiles into our most business-critical positions.

A strong global employer brand with local relevance in the digital age

Philips knows that it is crucial to attract the best talent in order to deliver on our strategic goals. In 2015, we strengthened our employer brand in our growth markets through dedicated resources and local activations. We also narrowed our focus and strategic recruitment marketing investments on the most critical talent segments that will drive our transformation and growth. For example, Philips launched a digital employer brand campaign that raised awareness and generated preference for Philips as an employer among Engineering, Quality, Marketing and Sales professionals. The campaign is running across key social and digital media channels in 33 countries.

As part of our global Talent Acquisition strategy, we seek to attract talent from proven high-quality sources. In 2015, the top five sources of hire were:

•

Philips employee referral – Historical data has proven that our top-performing hires are those referred by our own employees. We engage our employees to share their network through a formal employee referral program, which generates close to 30% of our total hires each year.

•

Internal hire – Part of our Accelerate! transformation is a stated cultural imperative to embed a growth and performance culture and facilitate a mobile, diverse workforce. As a result, we fill nearly one third of our vacancies with internal top performers each year.

•

Proactively sourced by recruiter – Our dedicated in-house sourcing function focuses solely on building proactive talent pipelines and requires all recruitment professionals to contribute to the proactive identification of passive industry talent.

•

Digital career channel (employee review sites, social media sites, online community groups, etc.) – In line with our overall focus on increasing our digital footprint, our recruitment marketing team continued to invest in Philips’ social employer brand and recruiting activations in 2015, but took a more targeted approach. As a result, we further improved

220      Annual Report 2015

Sustainability statements 14.2.3

our online reach and delivered over 2,200 hired candidates. Channel-specific indicators included an increase of 3.2% in the Philips Talent Brand Index on LinkedIn and positive trends in our Glassdoor.com employee ratings since late Q3 2015. For employer brand updates and company content, visit the Philips LinkedIn Careers page

•

Philips careers website – Our career website attracts talent by emphasizing our Employer Value Proposition through targeted information sharing and storytelling from our employees and leadership teams. The Philips global career website can be found at www.philips.com/careers.

14.2.4 Health and Safety performance

In Philips, Health and Safety performance has continued to improve. A number of sites showed outstanding safety performance, for example the Healthcare Pune site in India reached a significant milestone by achieving over 3 million man-hours without a Lost Workday Injury Case (LWIC) by the end of 2015 (over 3 years without an accident). In Glemsford, UK, Consumer Lifestyle implemented a Lean Behavior Based Safety program resulting in significant improvement in both incident statistics and overall safe behavior for the entire site. It is viewed as an internal best practice program with plans to be deployed globally at all manufacturing units within Philips beginning in 2016.

Philips Group

Lost workday injuries per 100 FTEs

2011 - 2015

	2011	2012	2013	2014	2015

Healthcare	0.20	0.22	0.19	0.20	0.19
Consumer Lifestyle	0.23	0.25	0.24	0.12	0.13
Lighting	0.67	0.47	0.42	0.37	0.34
Innovation, Group & Services	0.04	0.05	0.04	0.02	0.03

Continuing operations	0.38	0.31	0.27	0.23	0.21
Discontinued operations	0.59	0.55	0.37	0.25	0.27

Philips Group	0.38	0.31	0.28	0.23	0.22

Lighting

Lighting achieved a substantial reduction in reported incident rates in recent years. In 2015, the number of LWIC decreased to 119, compared with 132 in 2014. The LWIC rate decreased to 0.34, compared with 0.37 in 2014. The number of Lost Workdays stayed on a similar level with 4,832 days in 2015 due to longer-term absences in a few cases. One major achievement was a zero level of LWIC at 7 significant industrial units (over 100 FTEs) in 2015. Efforts are being continued to further reduce accident rates by focusing on injury prevention. The injury prevention framework was launched in the course of 2015 and is being integrated in the operational Lean framework. It will continue in 2016.

Healthcare

Healthcare Health and Safety performance showed a slight improvement in 2015. The number of LWIC decreased to 69 compared with 72 in 2014. The LWIC rate improved to 0.19 compared with 0.20 in 2014. The total number of Lost Workdays remained stable at 2,240 days compared to 2,242 days in 2014. The Healthcare Field Service Organization (FSO) became the main contributor to the number of LWICs of the sector, which is 54% of the sector total. The number of LWICs increased to 37 from 31 in 2014, the number of Lost Workdays in the FSO increased to 58% of the sector total compared with 33% in 2014. Continued focus on a formalized FSO Health and Safety global structure and an increase in standardized safety program deployment are among the improvement actions for 2016.

A major achievement in Healthcare for 2015 was a zero level of LWIC at 13 industrial sites.

Consumer Lifestyle

Consumer Lifestyle showed a stable number of 21 LWIC compared to 2014. The LWIC rate increased slightly, by 4% compared to 2014, to a level of 0.13. The number of Lost Workdays decreased considerably, from 1608 to 649 days as recovery periods shortened. One major achievement was a zero level of LWIC at 8 of the Consumer Lifestyle industrial units, which is 50% of the total number of Consumer Lifestyle industrial units.

14.2.5 General Business Principles

In 2015, 447 GBP complaints were filed via the Philips Ethics Line and the GBP Compliance Officers.

Compared with 2014 (393 complaints), this represents an increase of 14%.

This upward trend in the overall number of concerns reported can be attributed primarily to significantly more concerns being reported in APAC and EMEA. In Europe and the Middle East (24% of the total) (2014: 18%) there was an upward trend in terms of relative and absolute numbers. The number of complaints in the Asia Pacific region (20% of the total) increased compared with 2014 (17%). Latin America fell back down to 25% of the total number of reports (2014; 30%, 2013: 17%), whilst in North America although the percentage declined the absolute number of complaints remained stable, accounting for 31% of the total number in 2014 (2014: 35%).

This year, for the first time since Philips started operating an ethics hotline, the dominance of the Americas seems to be giving way to a more equal spread between the four regions, due to a continued increase in the number of complaints in Europe, the Middle East and the Asia Pacific region. We believe this continuing increase to be the result of the ongoing intensive communication campaigns to improve employees’ awareness across the globe of their rights with regard to the GBP, and the reporting facilities available to them.

Annual Report 2015      221

Sustainability statements 14.2.5

Most common types of concerns reported

Treatment of employees

The most commonly reported concern still related to the Treatment of employees category. 242 concerns were reported, which represented 54% of all reports (2014: 52%).

While not as evident as in 2014 (81%), the majority (64%) of the Treatment of employees concerns still related to two issues – Equal and fair treatment and Respectful treatment.

Concerns that fell into the Respectful treatment category related primarily to verbal abuse, (sexual) harassment and a hostile work environment, whilst concerns in the Equal and fair treatment category related primarily to favoritism, discrimination and unfair treatment. Almost 40% of the reports in these two categories originated in North America, with a further 36% being reported in Latin America.

Of the 66 cases in the ‘Other’ category, the majority related to HR procedural issues, e.g. related to salary payment.

Business integrity

In second place, with 138 reports (31%), were concerns reported in the ‘Business Integrity’ category (2014: 28%). The majority (40%) of these concerns originated in APAC, followed by Europe and the Middle East (31%), Latin America (16%) and North America (13%).

More information on these categories can be found in the GBP Directives at www.philips.com/gbp.

Substantiated/unsubstantiated concerns

Out of the 447 concerns reported in 2015, 180 are still pending closure, in particular those that were filed towards the end of the year. The table below shows a comparison between those concerns which, after investigation, could be substantiated and those that could not.

This year the investigations into 267 concerns were finalized (2014: 260). Of these concerns 32% were substantiated after investigation. The most notable increase was in the ‘Employee treatment’ category, where 39% of the concerns were substantiated (2014: 22%, 2013: 20%). The most notable decrease was in the ‘Business Integrity’ category, with only 21% of concerns being substantiated (2014: 36%, 2013: 50%).

Out of the reported concerns that were substantiated, i.e. concerns for which there was found to be a breach of our General Business Principles, 52 were followed up with disciplinary measures varying from termination of employment and written warnings to training and coaching. In other cases, corrective action was taken, which varied from strengthening the business processes to increasing awareness of the expected standard of business conduct.

Philips Group

Classification of the concerns investigated in number of reports

2013 - 2015

	2013		2014		2015

	substantiated	unsubstantiated	substantiated	unsubstantiated	substantiated	unsubstantiated

Health & Safety	—	2	1	7	3	4
Treatment of employees	33	136	32	112	62	95
Legal	2	2	4	9	4	9
Business Integrity	32	32	25	45	16	62
Supply Management	—	3	1	—	—	1
IT	3	1	2	—	—	2
Other	—	—	4	18	1	8

Total	70	176	69	191	86	181

Philips Group

Breakdown of reported GBP concerns in number of reports

2011 - 2015

	2011	2012	2013	2014	2015

Health & Safety	2	11	3	10	9
Treatment of employees	132	205	203	203	242
- Collective bargaining	—	1	5	—	—
- Equal and fair treatment	41	72	80	72	44
- Employee development	—	—	4	—	2
- Employee privacy	1	1	1	3	8
- Employee relations	1	2	5	6	—
- Respectful treatment	71	102	84	93	111
- Remuneration	6	15	15	11	9
- Right to organize	—	1	—	—	—
- Working hours	2	—	3	5	2
- HR other	10	11	6	13	66
Legal	10	19	9	30	35
Business Integrity	107	119	109	110	138
Supply management	3	3	5	6	6
IT	—	—	6	7	4
Other	15	17	—	27	13

Total	269	374	335	393	447

14.2.6 The Philips Foundation

The Philips Foundation was established in 2014 and is a registered charity with the goal to make a difference in the communities and lives of those in most need. The

222      Annual Report 2015

Sustainability statements 14.2.6

Philips Foundation seeks to make use of the expertise of partners, visionaries and innovators and the innovation capabilities of Philips to create lasting impact. Over 2015, the Foundation has developed a firm program based on the strategic pillars of community development, disaster relief and social entrepreneurship activities. Philips supported the program of the Philips Foundation with a donation of EUR 10 million in 2015 and provides the operating staff, in kind and the expert support of over 200 skilled employees who support the Foundation’s program for part of their time.

The Philips Foundation has established global innovation partnerships with UNICEF and the Red Cross. The partnership with the Red Cross focuses on exploring innovations that could assist in providing immediate relief to people in regions affected by humanitarian crises including natural disasters. The Philips Foundation has partnered with the Netherlands Red Cross and the Ivory Coast Red Cross on a project in Ivory Coast to strengthen the resilience of a community in the Blolequin region with a focus on the health of mothers and children. The Philips Foundation and UNICEF have partnered to develop healthcare innovations for the first 1000 days of children’s lives. The Philips Foundation is supporting UNICEF’s Global Innovation Center and is a lead partner in the Kenya Maker for Maternal, Newborn and Child Health Project in Nairobi, which is focused on developing and deploying solutions and new business models that improve access to healthcare for mothers and their children in low-resource settings.

In addition, around 30 local projects have been approved to be set up throughout the world, often with local NGOs as partners and are supported and channeled through the Philips Foundation. These projects offer employee engagement opportunities including skilled expert volunteering. Philips employees are further engaging in a variety of fundraising activities, including the global initiative ‘Make the difference: a quarter of giving’. Employee donations were also a large part of the Philips Foundation’s response to the earthquake in Nepal in April 2015, the floods in Southern India in December 2015, and to the Refugee Crisis in Europe and the Middle East. The Foundation coordinated and matched employee gifts as well as providing in-kind donations of relief goods. In total, Philips employees donated some EUR 225,000 to disaster relief and related projects, which the Foundation matched to EUR 450,000.

More information about the Philips Foundation, its purpose and scope as well as the Philips Foundation Annual Report 2014 can be found here.

Examples of innovation projects supported by the Philips Foundation

Philips Community Light Centers provide solar powered lighting to communities that are not connected or are underserved by the grid, thus providing opportunities for local civilians to improve their social and economic well-being. Philips had installed over 100 Community Light Centers across Africa by the end of 2015, each typically lighting an area comparable to a full-size soccer pitch. Over the years, Philips has partnered with many organizations to optimize the benefits of light, for example by facilitating access to education, health and sanitation. A key partnership utilizing the Community Light Center concept is with KNVB (the Royal Dutch Football Association) and its World Coaches program that aims to train young people in key life skills such as sanitation, HIV prevention and crime prevention. The Philips Foundation is supporting the continuity of this program by ensuring maintenance and sustained ownership of installed set ups.

The prevalence of cardiovascular heart disorders in the young population of Turkey has been noted as the highest in all of Europe. Between 13,000 and 14,000 children are born each year with congenital heart disorders. Most of these children have no access to medical treatment. Supported by the Philips Foundation, the Little Hearts Project aims to create healthier generations by raising awareness of heart disorders, providing early diagnosis and treatment, and improving children’s access to preventive health services. As part of the project, 180,000 children will receive heart scans in Southeastern Anatolia, in Turkey. Philips receives support for the project from the Turkish Heart Association and the Turkish Ministry of Development.

Community involvement of Philips employees

In North America, the Philips Cares program provides ways for employees to work together to improve people’s lives by creating healthy, sustainable communities that contribute to the success and well- being of future generations. This can take many forms: from helping a child to excel in math, or providing safety and energy-efficient home improvements for the disadvantaged, to raising awareness about the importance of cardiac health. In 2015 alone, more than 5,000 employee volunteers participated in community outreach projects that suited their needs, schedules, and passions individually as well as through partnerships with organizations such as the American Heart Association, Rebuilding Together, and the March of Dimes.

14.2.7 Stakeholder Engagement

Working in partnerships is crucial in delivering on our vision to make the world healthier and more sustainable through innovation. A number of our partnerships are described below.

Annual Report 2015      223

Sustainability statements 14.2.7

Strategic Partner of the World Economic Forum

Philips is a strategic partner of the World Economic Forum. With its mission of “improving the state of the world”, the Forum engages the foremost political, business and other leaders of society to shape global, regional and industry agendas.

Philips is a main contributor to the WEF’s content agenda, as a member of several of its Industry Groups, Global Challenge Initiatives as well as Global Agenda Councils. Philips executives engaged as discussion leaders in numerous panels and were present in all of the regional meetings, in addition to the Annual Meeting in Davos.

As a new initiative, Philips and the International Committee of the Red Cross jointly hosted a dinner dialogue meeting during the Annual Meeting in Davos. Around 20 key opinion leaders in healthcare from around the world, representing government, business, international organizations, academia and civil society, shared their thoughts on the topic ‘Strengthening health systems through collaboration and innovation’.

Cross-sector collaboration to drive the Circular Economy transformation

To create a sustainable world, Philips believes the transition from a linear to a circular economy (CE) is essential. A circular economy aims to decouple economic growth from the use of natural resources and ecosystems by using those resources more effectively. To promote cross-industry and cross-sector collaboration, Philips joins forces with thought leaders and conveners. One such initiative is Project Mainstream, driven by the Ellen MacArthur Foundation, the WEF and McKinsey. Frans van Houten is on the Steering Board and leads the work stream Asset-tracking. This project addresses the outer circle of the circular economy concept, the material streams where significantly more traction is needed to scale up to mainstream business and improve material quality. A Research team has developed a white paper to describe innovation opportunities to address CE challenges. The paper has been widely distributed internally to all Philips businesses to stimulate innovation activities across the company.

Sustainable Development Goals

Philips aspires to be a major private sector contributor to the Sustainable Development Goals (SDGs) that were launched during the UN General Assembly in New York in September 2015. The SDGs provide an integrated development agenda that addresses the interdependence between economic, environmental and social elements of sustainable development. As a key enabler of any development agenda that aims for scale and impact, private sector involvement is recognized as a vital element of the SDG agenda. Good health and access to energy are drivers and outcomes of sustainable development and Philips is committed to working closely with all relevant stakeholders to provide healthcare and energy-efficient solutions to address the issues of health, energy and governance. This is a natural expression of our commitment to improve the lives of billions of people around the world.

Every Woman Every Child pledge

Philips has pledged its support to the United Nations’ “Every Woman, Every Child” global initiative and commits to improve the lives of at least 100 million women and children in sub-Saharan Africa and South East Asia by 2025. Philips’ efforts are focused on strengthening local healthcare infrastructures, developing solutions for healthier and safer living, and promoting healthy and nutritious diets for mothers and children.

In 2015, we conducted a study to understand the needs and aspirations related to breastfeeding for working mothers in Africa. We especially focused on the barriers to breastfeeding and on how innovation can empower working African mothers to continue breastfeeding at the levels recommended by the WHO. The study has yielded a lot of valuable insights, both for Philips as well as the international development community, which we are now converting into an innovation agenda.

On World Pneumonia Day, Philips announced the introduction of a new device to help diagnose fast breathing in children. Fast breathing is a key vital sign in the diagnosis of childhood pneumonia, which is the main infectious-disease cause of death among children under the age of 5, in low-resource countries. The Children’s Automated Respiration Monitor is aimed to help improve the accuracy of the diagnosis, and subsequently the treatment of pneumonia, potentially preventing many of the 935,000 childhood deaths caused by pneumonia each year. The monitor has been specifically designed for appropriate usage in low resource settings, making it easy to use, power independent and affordable and will assist health workers, in all levels of care, in automatically establishing an accurate breath rate.

Collaborating on locally relevant innovation in Africa

The Philips Africa Innovation Hub in Nairobi, Kenya, is our base for creating locally relevant innovations and business models. The Innovation Hub employs African talents and operates on the concept of open innovation, working in close collaboration with the R&D ecosystem of Kenya and Africa.

In order to strengthen primary care in communities, it developed the concept of Community Life Centers (CLCs), a community hub where technology is bundled with services: solar power, indoor and outdoor LED-lighting, healthcare equipment, laboratory equipment, refrigeration, IT-solutions and water supply and purification. In 2014, the first center was opened in Kenya, which now delivers two babies per day, and receives 13 times more patients than before. Key for success was close co-creation with the local government and involvement of community members.

224      Annual Report 2015

Sustainability statements 14.2.7

CLC was realized in close public-private partnership with the County Government of Kiambu in Kenya. We also involved community members in the assessment and design in order to create ownership. Healthcare workers at the site were empowered through clinical coaching and education.

Philips entered a partnership with the South-Africa based non-profit organization PET (PowerFree Education Technology) to further develop, test and commercialize a Wind-Up Doppler Ultrasound Fetal Heart Monitor, a unique, power-independent clinical innovation aimed at addressing the high rates of preventable infant mortality across Africa, designed specifically for low-resource settings. Further developed by the Philips Africa Innovation Hub, the Wind-up Fetal Doppler is a device to detect a slowing of the fetal heart rate while the mother is in labor, an important indicator that the fetus is not receiving enough oxygen and may suffer brain damage or die. If this is detected early enough, a midwife or delivering nurse can take the necessary actions to save the child.

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

Working on global issues

In 2015, a number of important developments and events took place in the areas of sustainable development and climate change. At Philips we continued and expanded existing initiatives and partnerships. The events and conferences included Climate Week NYC in New York, and COP21, the United Nations Climate Change Conference in Paris, where we joined world leaders and made a commitment to become carbon-neutral by 2020, regarding our greenhouse gas emissions from manufacturing and non-manufacturing operations, business travel and logistics.

It was encouraging to see that the Global Energy Efficiency Accelerator Platform, which runs under the UN’s SE4All program (and of which we are a co-founder), is gaining traction. This program, built with the lighting sector transition and the en.lighten initiative as an example, now covers the entire spectrum of energy efficiency sectors, and works with a growing number of (sub)national governments.

With The Climate Group, the global ‘LED city consultation program’ that was initiated at WEF in Davos two years ago, launched a landmark study ‘The Big Switch’ at Climate Week NYC, summarizing the learnings and insights from the workshops held across the world over the last two years. We expect that this work will lead to a further acceleration of the transition to (connected) LED street lighting in cities in all regions.

During 2015 we participated as global patron sponsor in the UNESCO-led International Year of Light, where our main messaging focused on the need to eradicate light poverty by 2030. It is our aim to continue our work in this area so that the currently 1.1 billion people who lack access to electricity will be able to benefit from the socio-economic development opportunities that will be unlocked once solar LED lighting is available to them.

Innovation Experience

Philips organized Innovation Experiences in 2015 in Sao Paolo, Sydney, Singapore, Jakarta, Milan, Buenos Aires, and Johannesburg, which were attended by over 2,200 journalists, customers, scientists, partners and employees.

At the events Philips explored how technology can make our homes healthier and more tailored to our lifestyles, how cloud-based solutions can provide care across the health continuum and connect the patient from the hospital to their home, and how personalized digital solutions can help people living with disabilities or chronic diseases manage their condition from the comfort of their own home.

We firmly believe that these challenges can only be addressed through Open Innovation and constructive dialogue with all stakeholders involved.

Philips also sponsored the Dutch Pavilion at the World Expo 2015 in Milan, Italy, with an installation focused on healthy farming, healthy cooking, and healthy living.

14.2.8 Supplier indicators

Philips has a direct business relationship with approximately 10,000 product and component suppliers and 30,000 service providers, and in many cases the sustainability issues deeper in our supply chain require us to intervene beyond tier 1 of the chain.

Managing our large and complex supply chain in a socially and environmentally responsible way requires a structured and innovative approach while being transparent and engaging with a wide variety of stakeholders. Insights gained through the stakeholder engagement process are used to develop our supplier sustainability strategy. We then translate this strategy into dedicated programs.

Annual Report 2015      225

Sustainability statements 14.2.8

Philips Supplier Sustainability Declaration

The Philips Supplier Sustainability Declaration is based on the EICC Code of Conduct and in line with our General Business Principles. The topics covered include labor and human rights, worker health and safety, environmental impact, ethics, and management systems. We monitor supplier compliance to the Declaration through a system of regular audits.

We rolled-out the Declaration via the purchasing contracts signed with suppliers, and via all trainings and audits.

The Declaration requires suppliers to cascade the EICC Code down to their next-tier suppliers. Suppliers must regard the Code as a total supply chain initiative and, at a minimum, also require their next-tier suppliers to acknowledge and implement the Code.

2015 supplier audits in risk countries

In 2015, we audited 195 of our current risk suppliers, including 120 continued conformance audits with suppliers that we had already audited in 2012. As in previous years, the majority of the audits were done in China. There were also audits performed in Brazil, India and Mexico. A small number of audits took place in Belarus, Dominican Republic, Indonesia, Philippines, Russia and Ukraine. With these audits we directly or indirectly impacted almost 116,000 workers employed at the production sites that were audited.

On top of the audits with current risk suppliers, we also audited 26 potential suppliers during the supplier selection process. These potential suppliers need to close any zero-tolerance issues before they can start delivering to Philips.

To track improvements Philips measures the ‘compliance rate’ for the identified risk suppliers, being the percentage of risk suppliers audited within the last 3 years and do not have - or have resolved all - major NCs. During 2015 we achieved a compliance rate of 86% (2014: 86%).

Audit findings

The table below shows the results of the full scope audits done during 2015; potential suppliers are not included. When the audit reveals areas of non-compliance we request suppliers to implement corrective actions and our sustainability experts and independent third-party auditors monitor the implementation during resolution audits. The results of the resolution audits are not included in the table. Four suppliers proved outstanding performance during their initial audit, without NCs found.

To prevent audit fatigue and limit the burden of audit preparation and follow-up at a single supplier site, Philips has agreed with some of the other EICC members to share audit results. This eliminates the need for multiple audits and enables a stronger focus on corrective actions and their follow-up.

Most frequent areas of non-compliance in 2015:

•	Certified Management System (ISO9001, ISO14001, and OHSAS18001)

•	Emergency Preparedness

•	Working Hours

226      Annual Report 2015

Sustainability statements 14.2.8

Philips Group

Summary of 2015 audit findings per region Suppliers without any major non-compliances per category (in % of suppliers audited in 2015).

	China	Asia excl. China	LATAM	EMEA	Total
No. of audits	143	25	20	7	195
Initial audits	47	11	11	6	75
Continued conformance audits	96	14	9	1	120
Average number of non-compliances per audit	11.2	20.4	18.0	10.4	13.0
Workers employed at sites audited	92,358	11,263	10,382	2,097	116,100

Labor
Freely Chosen Employment1)	>75%	25-50%	50-75%	100%	>75%
Child labor prohibition /young worker management2)	>75%	100%	100%	100%	>75%
Working hours	25-50%	50-75%	>75%	100%	50-75%
Wages and Benefits	50-75%	50-75%	>75%	100%	50-75%
Humane Treatment	100%	>75%	>75%	100%	>75%
Non-discrimination	>75%	100%	>75%	100%	>75%
Freedom of association	100%	>75%	100%	100%	>75%
Health & Safety
Occupational Safety	50-75%	50-75%	50-75%	50-75%	50-75%
Emergency Preparedness	50-75%	25-50%	25-50%	10-25%	25-50%
Occupational Injury and Illness	>75%	25-50%	50-75%	100%	50-75%
Industrial Hygiene	50-75%	50-75%	50-75%	>75%	50-75%
Physically demanding work	>75%	>75%	50-75%	100%	>75%
Machine safeguarding	>75%	>75%	>75%	100%	>75%
Food Sanitation and Housing	50-75%	>75%	50-75%	>75%	50-75%
Environment
Environmental Permits and Reporting	>75%	50-75%	>75%	100%	>75%
Pollution prevention and resource reduction	>75%	50-75%	50-75%	100%	>75%
Hazardous substances	>75%	50-75%	50-75%	>75%	50-75%
Waste water and solid waste	>75%	100%	>75%	100%	>75%
Air emissions	>75%	>75%	50-75%	100%	>75%
Product content restrictions	100%	100%	100%	100%	100%
Management systems
Certified management system (SA8000, etc.)	10-25%	10-25%	25-50%	10-25%	10-25%
Company commitment	>75%	50-75%	50-75%	50-75%	>75%
Management accountability and responsibility	50-75%	25-50%	25-50%	25-50%	50-75%
Legal and customer requirements	50-75%	25-50%	25-50%	50-75%	50-75%
Risk assessment and risk management	50-75%	10-25%	25-50%	50-75%	50-75%
Improvement objectives	50-75%	25-50%	25-50%	50-75%	50-75%
Training	50-75%	25-50%	25-50%	50-75%	50-75%
Communication	50-75%	25-50%	50-75%	50-75%	50-75%
Worker feedback and participation	>75%	>75%	50-75%	50-75%	>75%
Audits and assessments	50-75%	25-50%	25-50%	50-75%	50-75%
Corrective action process	50-75%	25-50%	50-75%	50-75%	50-75%
Documentation and records	>75%	25-50%	25-50%	50-75%	50-75%
Supplier responsibility	50-75%	10-25%	25-50%	25-50%	50-75%
Ethics
Business Integrity	>75%	25-50%	25-50%	100%	50-75%
No improper advantage	>75%	>75%	50-75%	100%	>75%
Disclosure of information	>75%	100%	100%	100%	>75%
Protection of Intellectual Property	>75%	>75%	>75%	100%	>75%
Fair business, advertising and competition	>75%	100%	100%	100%	>75%
Protection of identity	>75%	>75%	>75%	100%	>75%
Responsible sourcing of minerals	>75%	100%	100%	100%	>75%
Privacy	100%	100%	100%	100%	100%
Non-retaliation	>75%	100%	100%	100%	>75%
General
EICC Code	>75%	50-75%	>75%	>75%	>75%

“>75%” means that >75% of the audits done in 2015 showed compliance for a certain category

1)	Freely Chosen Employment: these cases are related to workers not receiving a contract in their mother language

2)	Child labor avoidance /young worker management: No cases of child labor were found. The non-compliances identified are related to missing procedures to adequately prevent child labor.

Annual Report 2015      227

Sustainability statements 14.2.8

Implementing corrective actions

On average we see 13 major NCs per supplier audit (2014: 11) and work with each supplier to resolve these NCs within 90 days where possible. The goal is to improve conditions in the supplier factories. Therefore, we focus on training, supplier development and implementation of corrective action plans with those suppliers.

If Philips notices that there is a delay in the realization of the corrective action plan by the supplier, Philips uses a stratified approach for consequence management. Depending on the root-cause why the supplier is not taking sufficient corrective actions, Philips can decide to: send a formal warning to the supplier; allocate no new projects; allocate no new orders; or stop doing business.

Collaboration Road with IPE in Environment Protection

Since 2011, Philips’ Supplier Sustainability Office has partnered with the Institute of Public & Environmental Affairs (IPE) to monitor and improve China supplier environment performance via pollution index from Water and Air pollution Maps.

In 2015, Philips continued teaming up with IPE to address Water and Air pollution in China. We established a mechanism to screen suppliers’ environmental performance and oversee corrective plans and monitor every implementation at the suppliers. High environmental impact suppliers were identified and asked to extend environment performance governance to their suppliers and even their suppliers’ suppliers. In such way Philips successfully helped suppliers with environment issues in Guangdong and Zhejiang to make and implement corrective plans in sewage treatment.

In 2016, Philips will continue its environmental collaboration with the IPE by intensifying its surveillance over our supplier environmental performance, in order to build a sustainable green supply chain in China.

Supplier training and capacity building

We provide classroom training sessions for suppliers, Philips sustainability experts regularly visit suppliers to provide on-site consultancy and training, and we invite suppliers to participate in trainings provided by the EICC. In 2015, we organized 11 training sessions on the EICC Code of Conduct which were attended by more than 500 suppliers globally.

To address emerging issues we also provide in-depth capacity building programs for our suppliers on specific topics.

IDH Electronics program

Philips is one of the initiators of the IDH Electronics Program, an innovative multi- stakeholder initiative sponsored by the Dutch government and the Sustainable Trade Initiative (IDH) together with Dell, HP, Philips and civil society organizations.

In 2013, IDH was extended from the Pearl River Delta Area to the Yangtze River Delta, and a total of 19 Philips suppliers are now involved in the Program, which has identified more than 200 major corrective actions with suppliers and helped improve the working conditions and the relationship between employees and management for more than 70,000 employees. In 2015, Philips introduced the IDH Fast Track Program, which is a one-year program aimed at helping even more suppliers to further improve their labor management, environment, Health and Safety via professional on-site assessment, analysis and correction plan. Seven additional Chinese suppliers were involved through the IDH Fast Track Program.

In 2015, the Sustainable Trade Initiative (IDH) capped its Electronics Program by holding review and exchange meetings in Shenzhen and Shanghai. The meetings also marked the last phase of the 4-year IDH program. Nearly 200 people participated in the meetings, including representatives from Philips, and other brands, as well as implementation parties, NGOs and suppliers.

When the program is completed in 2016, Philips will continue to support its suppliers by further enhancing their management-employee communication, so that the outcomes of the IDH program will be applied to drive sustainability.

More information on the Supplier Sustainability Audit Program can be found here:

Supplier Sustainability Goals and Progress.

Responsible Sourcing of Minerals: Addressing issues deeper in the supply chain

Global supply chains in the electronics and health-tech industry are long and complex; typically with more than 7 layers between the finished product and the very source of the raw materials used in its manufacturing.

Addressing all issues deep in the supply chains is not going to be easy, and it will not happen overnight. However, Philips’ mission to improve people’s lives does not stop with its customers or even its first-tier suppliers. Philips has already demonstrated this commitment by becoming a frontrunner with its advanced Conflict Minerals program.

228      Annual Report 2015

Sustainability statements 14.2.8

Conflict-free minerals

Responsible sourcing of minerals is an important part of our supplier sustainability commitment and we implement measures in our chain to ensure that our products are not directly or indirectly funding atrocities in the Democratic Republic of Congo (DRC).

Philips works towards the following goals:

•

Eliminate all illicit minerals from the market by steering our supply chain towards sourcing from the conflict free validated smelters only, while working with all relevant industries to increase the number of audited smelters.

•	Enable legitimate minerals from the region to enter global supply chains, thereby supporting the Congolese economy and the local communities that depend on these exports.

Conflict-free minerals from the DRC region

Many companies have ceased buying minerals from the Democratic Republic of Congo (DRC) to eliminate any chance of supporting the conflict by which they created a de facto embargo in a region where mining is often the only source of income for local communities. To help break this regional boycott, Philips has helped set a conflict free supply chain of tin from the region. In 2015 the project has been scaled up also to tantalum and tungsten and 2 additional countries, currently covering over 800 active mines. Responsibly sourced minerals from DRC and surrounding countries are now part of many different Philips products globally.

Conflict-free minerals policy and Supply chain due diligence

Philips does not directly source minerals from mines in the DRC or elsewhere, and the supply chain for these metals consists of many tiers, including mines, traders, exporters, smelters, refiners, alloy producers and component manufacturers, before reaching Philips’ direct suppliers. Philips has committed not to purchase raw materials, subassemblies, or supplies which are found to contain conflict minerals.

Philips continued its active contribution to the Conflict-Free Sourcing Initiative which brings together the electronics, automotive and other industries to jointly improve conditions in the extractives industry (www.conflictfreesourcing.org). We also engaged with relevant other stakeholders including the EU institutions and local as well as international NGOs.

In 2015, we continued our work with some 400 priority suppliers selected based on largest purchasing spend and metal usage. Philips Conflict Minerals Support Center was set up to help suppliers in undertaking this sometimes daunting task to investigate their long and complex supply chains. Philips requests its suppliers to adopt and implement a conflict-free minerals policy, to investigate their supply chain and share all smelter names used in their supply chains to produce the metals. Suppliers are also asked to cascade Philips’ request to only source from smelters validated as conflict free further into the chain.

We carefully review the information received via the Conflict Minerals Reporting Template from each supplier against the Philips requirements. We developed additional training materials in 2015 to assist suppliers with improving their due diligence performance, e.g. smelter data quality.

Responsible Sourcing Network

Progress identification conflict-free smelters

Smelters mix minerals from many sources and refine them into metal used in our industry. The smelter is at a key point in the supply chain to enforce responsible sourcing by implementing due diligence in selecting their mineral sources. The Conflict-Free Smelter Program (CFSP) identifies smelters that can demonstrate through an independent third-party assessment that the minerals they procure are conflict-free. During 2015 impressive progress was made in validating additional conflict-free smelters, from 186 in January 2015 to 253 in January 2016. Philips is actively directing its supply chain towards these smelters. See www.conflictfreesmelter.org for more details.

After having identified smelters in our supply chain, we published our smelter list as part of Philips’ Conflict Minerals declaration. Back in 2012 Philips was the first company to make its smelter list public. We did this to drive awareness and create a call for action for smelters and all users of these metals. We regularly update the Philips smelter list with new information received from our suppliers.

Conflict Minerals Report

The results of Philips’ supply chain investigation, Reasonable Country of origin Inquiry (RCOI) and smelter analysis findings are available in the Philips Conflict Minerals Report (CMR) which is updated annually after the SEC filing and is available on the Philips website.

In line with the US Dodd-Frank Act, we published the second Philips Conflict Minerals Report (CMR) in May 2015, describing our due diligence process and results. We engaged external auditors to perform an independent private sector audit (IPSA) of this report. Among thousands of companies that published their reports, Philips is one of only 6 companies that chose to do this voluntary audit. The next update is scheduled for May 2016.

Annual Report 2015      229

Sustainability statements 14.2.8

Tin mining in Indonesia

Indonesia produces roughly one-third of the world’s tin supply, of which the vast majority comes from the islands Bangka and Belitung. The intensity of tin mining, the illegal small-scale miners and the irresponsible way it is carried out cause environmental devastation and safety risks for miners.

Philips does not directly source tin from Indonesia and there are typically 7 or more tiers in the supply chain between a mine and a Philips supplier. Being highly concerned about the situation, Philips teamed up with other multinationals, the tin industry and civil society in the Indonesian Tin Working Group (TWG), coordinated by the Dutch Sustainable Trade Initiative.

The Tin Working Group has achieved several important milestones in 2015, including an official written endorsement of relevant Indonesian ministries and securing a commitment of several front running mining companies. In collaboration with the local industry and government a roadmap to sustainable tin mining was drafted, defining improvement areas for onshore land reclamation and offshore low impact mining.

In 2016, implementation of the roadmap will start with first pilots kick off, governed by the local steering committee. Philips was one of the first companies to commit to co-funding the next phase of TWG and to support the sustainable mining practices through promoting responsible sourcing in Philips supply chain.

“We (IDH, the Sustainable Trade Initiative) are very impressed with the commitment and engagement that Philips has showed over the past years as member of the Tin Working Group to address the non-sustainable tin mining practices in Bangka island in Indonesia. This was again demonstrated in December 2015 during the visit of a TWG delegation to the Indonesian government and tin mining representatives in which Philips actively participated in the dialogue to create a systemic value chain intervention. This is clearly CSR leadership behavior from Philips!”

Ted van der Put

Program Director, IDH

Other sustainability initiatives in our supply chain

Managing CO2 emissions in our supply chain

In addition to developing energy-efficient products and becoming carbon-neutral by 2020, Philips will continue to tackle scope 3 emissions in its upstream supply chain. Via collaborative initiatives like the Carbon Pact, supplier development projects with upstream partners and by organizing awareness sessions for suppliers Philips proactively initiates, develops and supports carbon emission reduction activities in the supply chain.

Via collaborative initiatives like the Carbon Pact between Philips and Mærsk Line, Supplier Development projects with upstream partners and by organizing awareness sessions for suppliers Philips proactively initiates, develops and supports Carbon Emission reduction activities in the supply chain.

Partnership in the Supply Chain

In 2015, Maersk Line and Philips expressed their mutual values for achieving sustainable growth by signing a Carbon Pact. As part of the Carbon Pact Maersk and Philips intend to:

•	Create transparency on the environmental impact of the supply chain

•	Reduce Philips’CO2 emissions per container moved with Maersk Line by 20% from 2016-2020

•	Integrate CO2 and other sustainability indicators into the commercial relationship

Using the CDP Supply Chain program Philips has reached out to over 500 suppliers (four times more than in 2014), allowing information sharing on CO2 emissions and climate strategies. As a founding member of the CDP Action Exchange program we continued connecting our suppliers to globally recognized solutions providers in the field of energy-efficient technology. Our suppliers have indicated that this initiative has been helpful in their search for innovative solutions to reduce their footprint.

In 2016 we will stimulate and facilitate further improvement in our supply chain. A growing number of suppliers will be assisted in supplier development projects using Lean methodologies to reduce energy usage. Using the CDP platform Philips will continue to connect to suppliers, monitoring development, sharing best practices and identifying new improvement opportunities.

Circular Procurement

Procurement is a key driver in the transition towards embracing the concept of Circular Economy. Timely decisions in the product creation process are a pre-requisite to closing the materials loop at the end of the product life, with products made for repair or refurbishment and re-use from the start.

The focus is on innovative performance- or usage- based business models replacing the traditional “ownership” models. This is of course only possible while nurturing long-term business relationships with suppliers and customers.

In 2014, Philips joined Dutch

GreenDeal Circular Procurement, which is facilitated by organizations such as MVO Nederland, NEVI, and the Dutch government. Its goal is to accelerate the

230      Annual Report 2015

Sustainability statements 14.2.8

transition towards a Circular Economy by implementing circular procurement within purchasing processes, policies and strategy by the end of 2016.

Philips is currently involved in over 20 Circular Economy projects and most of them involve procurement. Circular Economy (Value Leakage model) is now part of the DfX training (Design for X), which is a program and toolbox for proactively including end-user experience in the product development phase. As such, 90% of our procurement colleagues have been trained in this concept so far. The first Circular Economy DfX convention was held in 2015, focusing on refurbishing returned garment care steam generators.

More successful applications of circular procurement can be found in non-product-related procurement such as services or equipment. In 2015, we continued in our successful partnership with HP to create a secure and compliant global process for the disposal of retired IT hardware.

HP Case Study

Over the past years the Philips-HP relationship has managed over 60,000 assets across 22 countries spanning 4 continents. the process has been covering activities from data wiping, which comprehensively mitigates security and privacy risks, through to remarketing and recycling.

Notwithstanding the significant volume of assets, coming from so many locations, the HP Asset Recovery service has been able to remarket 90% of them, ensuring that even after their useful life within the Philips business has ended, these assets can return value as part of a well-structured end-of-life asset management process. For the remaining 10% of products, HP provides a full recycling service that recovers valuable raw materials and ensures compliance with our zero landfill policy.

“Philips stands out as an organization that truly understands the importance of managing their legacy IT, both from a perspective of recognizing the maximum value of their IT Assets but also and arguably more importantly, recognizing their corporate social responsibility to ensure they manage their disposal process with minimal environmental impact. It’s for this reason that HP is proud to be Philips partner of choice for Asset Recovery Services and will continue to collaborate on our shared circular economy objectives.”

Dr. Kirstie McIntyre

HP Social and Environmental Responsibility Director, EMEA

Process chemicals

Process chemicals are and will remain a topic of high concern for Philips and as such we will continue addressing it through industry collaboration (EICC taskforce) as well as via the new Philips approach to supplier assessment and capacity building which will be launched in 2016.

In our new supplier sustainability approach we aim to structurally improve the sustainability performance at our suppliers. Within this new approach, one of the key areas to address is Health & Safety at our supplier sites. Philips will focus on training suppliers to manage process chemicals, from integration into management systems, information sharing, handling and protective measures, to their reduction and full elimination.

The EICC taskforce on process chemicals in the supply chain initiated by Philips in 2014 focuses on high-risk production processes. The taskforce is working towards one industry approach with the final goal of eliminating hazardous process chemicals, or – if no alternatives are available – minimizing the health risks for workers handling these chemicals. We are continuing an active multi-stakeholder engagement dialogue and working towards defining one list of ‘process chemicals of concern’ that can be used across different industries, including a plan for substitution or elimination.

Chemical management is a critical component of the EICC Code of Conduct, as reflected in Section B – Health and Safety, and Section C – Environment. These two sections have been a point of emphasis in the EICC Validated Audit Process auditor training in 2015. Chemical management is also a point of emphasis in the EICC training programs, with course offerings in four categories.

14.3 Environmental statements

This section provides additional information on (some of) the environmental performance parameters reported in section 5.3, Environmental performance, of this report.

14.3.1 EcoVision

Our latest EcoVision program includes key performance indicators in relation to Green Product sales, Improving people’s lives, Green Innovation, Green Operations, Health & Safety, Employee Engagement and Supplier Sustainability and ended in 2015. We plan to announce our next five-year sustainability program in the second quarter of 2016.

Improving people’s lives

At Philips, we strive to make the world healthier and more sustainable through innovation. Our goal is to improve the lives of 3 billion people a year by 2025.

Through Philips products and solutions that directly support the curative or preventive side of people’s health, we improved the lives of 881 million people in

Annual Report 2015      231

Sustainability statements 14.3.1

2015, driven by our Healthcare sector. Additionally, our well-being products that help people live a healthy life, and our Green Products that contribute to a healthy ecosystem, improved the lives of 304 million and 1.7 billion people respectively. After the elimination of double counts – people touched multiple times – we arrived at 2.0 billion lives. This is an increase of around 140 million compared to 2014.

Examples of products in the ‘well-being’ category that help people live a healthier life are air purifiers, juicers, blenders, air fryers, but also mother and childcare products. Examples of Green Products, products offering a significant environmental improvement in one or more Green Focal Areas, can be found in sub-section 5.3.2, Green Product sales, of this report. Further details on this parameter and the methodology can be found in the document ‘Improving people’s lives’.

The circular economy program

The circular economy program at Philips ran for the third year in 2015 and consists of four strategic pillars:

1.	Connect to stakeholders outside Philips

2.	Internal employee engagement

3.	Create proof points and metrics

4.	Embed circular economy in Philips processes

Philips leverages the global partnership with the Ellen MacArthur Foundation, which includes the CE100 events and education. But partnerships with Circle Economy Netherlands, Turntoo, World Economic Forum, US Chamber of Commerce Foundation and The Guardian also help Philips to take a leading position in driving circular thinking. For example, Philips opened the doors of its refurbishment facilities in Bothell, USA and hosted a Business Delegation Tour, co-organized by Ecova and the US Chamber of Commerce Foundation, showcasing to a growing number of interested North-American businesses how the circular economy looks like in action.

Through internal events, presentations, brochures, internal communications, social media, etc. Philips’ employees are inspired and stimulated to start or become involved in circular economy projects. For example, new circular design criteria for luminaires were road-tested by Philips engineers at multiple sites, creating the basis for a new range of modular lighting products to be developed in the coming years.

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

Operational carbon footprint and energy efficiency – 2015 details

This year we have achieved our 2015 EcoVision reduction target that was set at a 40% decrease in CO2 reductions compared to our 2007 base year. Our carbon footprint decreased by 7% compared to 2014, resulting in a total of 1,417 kilotonnes CO2, a 41% decrease compared to 2007. The 2015 results can be attributed to several factors:

•

Accounting for 28% of the total footprint, total CO2 emissions from manufacturing decreased by 17% due to operational changes resulting in decreased energy usage and a lower load; additionally the share coming from renewable sources increased.

•

CO2 emissions from non-industrial operations (offices, warehouses, etc.) represent 7% of the total. This year the overall floor space in our non-industrial real estate portfolio decreased by 6%. Combined with increased renewable energy usage, emissions decreased by 16% compared to 2014. In 2016, we will continue to focus on the most efficient use of facility space and increase the share of purchased electricity from renewable sources.

•

The total CO2 emissions related to business travel, accounting for 14% of our carbon footprint, showed a slight decrease of 1% compared to 2014. The 2% reductions achieved within business flights mitigated the increase of 7% in our rental car emissions.

•

Overall CO2 emissions from logistics, representing 51% of the total, showed a slight decrease of 0.3% compared to 2014. We recorded an increase in emissions from air and parcel freight. However, reduced emissions from road and ocean freight resulted in a downward change for logistics as a whole.

Philips Group

Operational carbon footprint for logistics

in kilotonnes CO2-equivalent

2011 - 2015

	2011	2012	2013	2014	2015

Air transport	389	366	385	348	429
Road transport	275	169	174	164	118
Ocean transport	239	210	227	208	171

Philips Group	903	745	786	720	718

14.3.2 Biodiversity

Philips recognizes the importance of healthy ecosystems and rich biodiversity for our company, our employees, and society as a whole. We aim to minimize any negative impacts and actively promote ecosystem

232      Annual Report 2015

Sustainability statements 14.3.2

restoration activities including biodiversity restoration projects with social components, sustainable development, and poverty relief.

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

In 2014, a biodiversity impact assessment was performed for all our industrial sites, using the geo-locations of these sites and the Integrated Biodiversity Assessment Tool (IBAT). For every industrial site the nearest Key Biodiversity Area or IUCN protected area was determined as well as the distance to such area.

The results of our assessment for all industrial sites can be found here: GRI Biodiversity.

Philips participated in 2015 in the development of the Natural Capital Protocol and volunteered as a pilot company. These activities will continue in 2016. The environmental impact of Philips itself is limited as the company is not very energy-intensive and does not emit large quantities of high-impact substances. The impact of our supply chain however is significantly higher than our own impact. For this reason, we used the identified hot-spots in our supply chain as input for our CDP Supply Chain program. More information on that program can be found at sub-section 14.2.8, Supplier indicators, of this report. In this Annual Report, Philips has also followed the IIRC Integrated Reporting <IR> framework which includes natural capital as a source of value creation. Together with the WBCSD we are further developing the EP&L concept and methodology, including environmental benefits.

14.3.3 Green Operations

Our Green Operations program, related to improving the environmental performance of our manufacturing facilities, focuses on most contributors to climate change, but also addresses water, recycling of waste and chemical substances.

For an overview of Philips’ industrial sites, please go here: Philips industrial sites.

Philips Group

Green Operations in % unless otherwise stated

2015

	2007		2015	2015
	baseline year		target1)	actual1)

Total CO2 from manufacturing	883 kilotonnes CO2 - equivalent		(25)	(58)

Water	4.0 million m	[3]	(10)	(32)

Materials provided for recycling via external contractor per total waste	79		80	83

Restricted substances:
Benzene emission	52 kg		(50)	(65)
Mercury emission	185 kg		(100)	(96)
CFCs, HCFCs	156 kg		(100)	(100)
Hazardous substances
Lead emission	1,838 kg		(100)	(100)
PFCs	1,534 kg		(35)	(100)
Toluene emission	2,210 kg		(90)	(93)
Xylene emission	4,502 kg		(90)	345
Styrene	80,526 kg		(90)	(94)
Antimony, Arsenic and their compounds	18 kg		(100)	(100)

1)	Against the base year 2007

Energy use in manufacturing

Total energy usage in manufacturing amounted to 9,702 terajoules in 2015, of which Lighting consumed about 70%. Compared to 2014, energy consumption at Philips went down by 14%. This was driven by a decrease in activities in high energy-intensive operations in Lighting, organizational changes, and energy efficiency improvements, partly offset by one manufacturing site reporting for the first time. The energy use of our discontinued operations amounted to 2,179 terajoules in 2015 (2014: 2,160 terajoules).

Philips Group

Total energy consumption in manufacturing in terajoules

2011 - 2015

	2011	2012	2013	2014	2015

Healthcare	1,541	1,798	1,794	1,773	1,808
Consumer Lifestyle	1,252	1,104	1,142	1,115	1,131
Lighting	9,237	9,112	9,027	8,369	6,763
Innovation, Group & Services	—	—	—	—	—

Philips Group	12,030	12,014	11,963	11,257	9,702

Carbon emissions in manufacturing

The greenhouse gas emissions of our manufacturing operations totaled 371 kilotonnes CO2-equivalent in 2015, 21% lower than in 2014. This is the result of the decreased energy usage related to decreased production and operational changes. Indirect CO2 emissions decreased overall, mainly due to decreased usage of electricity at various Lighting sites. The carbon emissions of our discontinued operations amounted to 145 kilotonnes CO2-equivalent in 2015 (2014: 141 kilotonnes CO2-equivalent).

Annual Report 2015      233

Sustainability statements 14.3.3

Philips Group

Total carbon emissions in manufacturing

in kilotonnes CO2-equivalent

2011 – 2015

	2011	2012	2013	2014	2015

Direct CO21)	290	278	276	253	200
Indirect CO2	238	252	208	185	148
Other greenhouse gases	4	6	7	6	6
From glass production	28	27	27	24	17

Philips Group2)	560	563	518	468	371

1)	From energy
2)	Excluding non-reporting industrial sites therefore different from Operational carbon footprint

CO2 emissions decreased at Healthcare due to increased use of electricity generated by renewable sources.

At Consumer Lifestyle, CO2 emissions increased slightly due to a decrease in the use of electricity generated by renewable sources. Lighting decreased its CO2 emissions due to lower load of energy-intensive activities and organizational changes.

Philips Group

Total carbon emissions in manufacturing per sector

in kilotonnes CO2-equivalent

2011 - 2015

	2011	2012	2013	2014	2015

Healthcare	57	78	57	50	47
Consumer Lifestyle	41	42	37	34	37
Lighting	462	443	424	384	287
Innovation, Group & Services	—	—	—	—	—

Philips Group	560	563	518	468	371

Restricted substances

Emissions of restricted substances totaled 26 kilos in 2015. Mercury, only used in Lighting, accounted for 8 kilos of emissions in this category. With the Green Operations program we continue to focus on a reduction of a selection of the most important substances in our processes. The Lumileds and Automotive operations did not have emissions of restricted substances.

Philips Group

Restricted substances in kilos

2011 - 2015

	2011	2012		2013		2014		2015

Benzene and benzene compounds	55	12	1)	28	1)	20	1)	18
Mercury and mercury compounds	51	54		8		8		8
CFCs/HCFCs2)	5	1		1		1		—

Restricted substances	111	67		37		29		26

1)	Numbers have been restated
2)	Excluding cooling systems

Benzene

Benzene was used by one site in China in a thinner and will be phased out in 2016.

Mercury

Mercury emissions in Lighting remained stable at 8 kilos in 2015 and 2014. As a result of changes in the manufacturing process, for the third year in a row, Lighting’s mercury emissions were at the ‘as low as reasonably achievable’ level, according to our assessment.

CFCs/HCFCs

In 2015, total emissions from CFCs/HCFCs remained at very low levels, at less than 1 kg.

Hazardous substances

As described above, reduction targets have been set on a selected number of hazardous substances in our Green Operations program. In the following section our results are described. The Lumileds and Automotive data was excluded from the overview. Emissions from PFCs are material for a Lumileds site in Asia.

Philips Group

Hazardous substances in kilos

2011 - 2015

	2011	2012	2013	2014	2015

Lead and lead compounds	44	73	1	8	6
PFCs (Per Fluorinated Compounds)1)	1	—	—	—	—
Toluene	5,745	6,184	1,188	162	163
Xylene	37,889	18,944	28,176	22,979	20,025
Styrene	19,920	42,329	5,753	5,161	4,907
Antimony, Arsenic and their compounds	5	—	—	—	—

Hazardous substances	63,604	67,530	35,118	28,310	25,101

1)	Excluding cooling systems

Lead and lead compounds

The consumption of lead and lead compounds went down significantly (by 41%) in Lighting production due to portfolio changes, which resulted in lower emissions in 2015, 6 kilos compared to 8 kilos in 2014.

PFCs

PFCs were only used in Lumileds sites. Emissions by Lumileds amounted to 4,174 kilos in 2015, a 23% increase compared to 2014.

Toluene

The emission of toluene remained at the same level as 2014, mainly reported in Lighting. In Lighting, toluene is no longer used as a basic carrier in solvents and lacquers. The latter process has been gradually replaced by powder coating processes, resulting in decreased emissions compared to the start of the Green Operations program.

Xylene

Xylene emissions decreased by 13% due to lower production of products where these specific lacquers and thinners are used at Consumer Lifestyle.

234      Annual Report 2015

Sustainability statements 14.3.3

Styrene

Two sites in Consumer Lifestyle emitted 3,670 kilos of styrene (22% increase compared to 2014); emissions decreased at two Lighting sites due to portfolio changes.

Antimony, arsenic and their compounds

In 2015, total emissions from antimony remained at very low levels, at less than 1 kg.

ISO 14001 certification

In 2015, 78% of reporting manufacturing sites were certified, a slight decrease compared to 2014. In Lighting, several certified sites were closed, whereas one site was certified. In Healthcare, one site that started to report was not yet certified. In 2015, Healthcare completed a project to align most of its global manufacturing units under a ‘One Healthcare ISO14001 Certificate’ covering 19 manufacturing sites.

Philips Group

ISO 14001 certification as a % of all reporting organizations

2011 - 2015

	2011	2012	2013	2014	2015

Philips Group	87	69	79	79	78

Environmental Incidents

In 2015, one environmental incident with an oil spill was reported in Healthcare. Consumer Lifestyle reported one non-compliance in soil, followed by a remediation plan and one environmental incident which did not result in a fine. Three non-compliances were reported at Lighting. One related to emissions, resulting in a non-material fine. For discontinued operations, one spillage occurred; non-compliances were not reported.

Annual Report 2015      235

Sustainability statements 14.3.3

Sustainability world map

				Total waste			Emissions (kg)
Markets	Manufacturing sites	Lost Workday Injury rate1)	CO2 emitted (Tonnes CO2)	Waste (Tonnes)	Recycled (%)	Water (m3)	Restricted substances	Hazardous substances
Africa	—	0.00	—	—	—	—	—	—
ASEAN2)	3	0.09	29,252	2,979	46%	98,741	—	1,822
Benelux	10	0.22	20,219	9,472	79%	466,848	—	167
Central & Eastern Europe	7	0.34	65,342	16,725	89%	374,427	1	11,962
Germany, Austria & Switzerland	4	0.31	4,986	2,282	87%	48,669	—	4
France	2	0.81	1,443	411	72%	8,951	—	22
Greater China2)	12	0.09	89,979	5,203	86%	752,810	20	536
Iberia	2	0.94	4,647	4,415	97%	36,337	—	—
Indian Subcontinent	5	0.03	64,208	5,964	99%	225,605	—	3,673
Italy, Israel and Greece	4	0.52	5,123	1,428	65%	28,179	—	4,802
Japan	—	0.16	—	—	—	—	—	—
Latin America2)	11	0.19	12,468	5,999	90%	74,790	—	1,910
Middle East & Turkey3)	3	0.38	—	—	—	—	—	—
Nordics	1	0.00	245	98	69%	2,400	—	—
North America3)	29	0.23	71,646	12,303	73%	520,949	5	197
Russia and Central Asia	—	0.00	—	—	—	—	—	—
UK & Ireland	2	0.11	1,051	1,135	77%	88,403	—	6
1)	Includes manufacturing and non-manufacturing sites
2)	One manufacturing site had not yet started to report environmental data
3)	Three manufacturing sites had not yet started to report environmental data

236      Annual Report 2015

Sustainability statements 14.4

14.4 Independent Auditor’s Assurance Report

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.:

Our Opinion

We have audited the information in the chapter Sustainability statements and the sections Social performance and Environmental performance in the Annual Report 2015 (further ‘The Sustainability Information’) of Koninklijke Philips N.V. (further: ‘Philips’), Eindhoven, the Netherlands. In our opinion, The Sustainability Information presents fairly, in all material respects, the sustainability performance of Philips in accordance with the reporting criteria as mentioned below.

We report, to the extent we can assess, that the information on sustainability in the rest of the Annual Report 2015 is consistent with The Sustainability Information.

Basis for our opinion

We conducted our engagement in accordance with the Dutch Standard 3810N: “Assurance engagements relating to sustainability reports”, which is a specified standard under the International Standard on Assurance Engagements (ISAE) 3000: “Assurance Engagements other than Audits or Reviews of Historical Financial Information”.

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

Responsibilities of the Board of Management for The Sustainability Information

The Board of Management is responsible for the preparation and fair presentation of The Sustainability Information in accordance with the Sustainability Reporting Guidelines G4 of the Global Reporting Initiative, supported by internally developed guidelines as described in Approach to sustainability reporting in the chapter Sustainability statements of this Annual Report. It is important to view the performance data in the context of these criteria.

As part of this, the Board of Management is responsible for such internal control as it determines is necessary to enable the preparation of The Sustainability Information that is free from material misstatement, whether due to fraud or error.

Our responsibility for reasonable assurance on The Sustainability Information

Our objective is to plan and perform the reasonable assurance assignment in a manner that allows us to obtain sufficient and appropriate assurance evidence for our opinion. We apply the “Nadere voorschriften accountantskantoren ter zake van assurance opdrachten” and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Our assurance engagement has been performed with a high, but not absolute, level of assurance, which means we may not have detected all errors and fraud.

The procedures selected depend on our understanding of The Sustainability Information and other engagement circumstances, and our consideration of areas where material misstatements could arise. Our procedures included performing a risk assessment, assessing the appropriateness of the accounting and other policies used, evaluating the design and implementation and testing the operating effectiveness of the systems and processes for collecting and processing the qualitative and quantitative information in The Sustainability Information, including the implementation of these at a number of sites, and evaluating the overall presentation of sustainability information within our scope. Also we held interviews with relevant management and tested documentation on a sample basis to determine whether the information is supported by sufficient evidence.

Amsterdam, The Netherlands

February 23, 2016

KPMG Accountants N.V.

E.H.W. Weusten RA

Annual Report 2015      237

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

238      Annual Report 2015

Sustainability statements 14.5

	profile disclosure	description	cross-reference
Organizational profile

	G4-3	Name of the organization	chapter 11, Corporate governance

	G4-4	Primary brands, products, and/or services	section 4.2, How we create value sub-section 6.1.2, About Healthcare in 2015 sub-section 6.2.2, About Consumer Lifestyle in 2015
sub-section 6.3.2, About Lighting in 2015

	G4-5	Location of organization’s headquarters	section 11.5, Investor Relations

	G4-6	Number of countries where the organization operates, and names of countries with either major operations or that are specifically relevant to the sustainability issues covered in the report	chapter 6, Sector performance note 2, Information by sector and main country note 5, Interests in entities Related content: Philips industrial sites

	G4-7	Nature of ownership and legal form	chapter 11, Corporate governance

	G4-8	Markets served (including geographic breakdown, sectors served and types of customers/beneficiaries)	chapter 1, Performance highlights section 4.4, Lives improved section 4.5, Global presence chapter 6, Sector performance

	G4-9	Scale of the reporting organization	chapter 1, Performance highlights
section 4.2, How we create value
section 5.1, Financial performance
note 2, Information by sector and main country
note 5, Interests in entities
note 6, Income from operations

	G4-10	Total workforce by employment type, gender, employment contract and region	sub-section 5.2.3, Inclusion sub-section 5.2.4, Employment note 6, Income from operations

	G4-11	Percentage of employees covered by collective bargaining agreements

For all Philips businesses, guidance is applicable regarding collective bargaining agreements. See General Business Principles.

The actual percentage of employees covered by collective bargaining agreements is managed and monitored at local level. Philips considers this percentage on consolidated level not relevant.

	G4-12	Describe the organization’s supply chain (incl. product or service providers, engaged suppliers in total number, type, and location, payments made to suppliers)	chapter 14, Sustainability statements section 14.1, Economic indicators sub-section 14.2.8, Supplier indicators Related content: Supplier Sustainability Goals and Progress

	G4-13	Significant changes during the reporting period relating to size, structure, or ownership or its supply chain (incl. changes in location, operations, facilities, capital information and supplier information)

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

	G4-14	Explanation of whether and how the precautionary approach or principle is addressed by the organization	section 7.1, Our approach to risk management and business control section 11.1, Board of Management - “Risk management approach”

	G4-15	Externally developed economic, environmental, and social charters, principles, or other initiatives to which the organization subscribes or endorses	sub-section 5.2.8, Working with stakeholders chapter 14, Sustainability statements sub-section 14.2.8, Supplier indicators - “IDH Electronics program” sub-section 14.2.7, Stakeholder Engagement

	G4-16	Memberships in associations (such as industry associations)	chapter 14, Sustainability statements – “Stakeholders” sub-section 14.2.7, Stakeholder Engagement

	profile disclosure	description	cross-reference
Identified material aspects and boundaries

	G4-17	Operational structure of the organization, including main divisions, operating companies, subsidiaries, and joint ventures (List all entities in the consolidated financial statements)	chapter 1, Performance highlights chapter 6, Sector performance note 2, Information by sector and main country

	G4-18	Process for defining report content and the Aspect Boundaries and explain how the Reporting Principles has been implemented	chapter 14, Sustainability statements

	G4-19	List all the material Aspects identified	chapter 14, Sustainability statements

	G4-20	The Aspect Boundary within the organization:	chapter 14, Sustainability statements

Annual Report 2015      239

Sustainability statements 14.5

	profile disclosure	description	cross-reference

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

section 11.4, Meeting logistics and other information - “Auditor information” & “Auditor policy”

section 12.1, Management’s report on internal control

section 12.2, Report of the independent auditor

section 12.3, Independent auditors’ reports on the consolidated financial statements and on internal control over financial reporting section 13.5, Independent auditor’s report

note 6, Income from operations - “Audit fees”

section 13.5, Independent auditor’s report

chapter 14, Sustainability statements - “External assurance”

section 14.4, Independent Auditor’s Assurance Report

	profile disclosure	description	cross-reference
Governance

240      Annual Report 2015

Sustainability statements 14.5

profile disclosure	description	cross-reference

G4-34	Governance structure of the organization (incl. report the committees responsible for decision-making on economic, environmental and social impacts)

chapter 11, Corporate governance

section 11.1, Board of Management

section 11.2, Supervisory Board

section 11.3, General Meeting of Shareholders

section 11.4, Meeting logistics and other information

chapter 14, Sustainability statements - “Sustainability governance”

G4-35	Process for delegating authority for economic, environmental and social topics	section 11.1, Board of Management section 11.2, Supervisory Board chapter 14, Sustainability statements - “Sustainability governance”

G4-36	Whether the organization has appointed an executive-level position or positions with responsibility for economic, environmental and social topics, and whether post holders report directly to the highest governance body	chapter 8, Management section 11.1, Board of Management section 11.2, Supervisory Board chapter 14, Sustainability statements - “Sustainability governance”

G4-37	Processes for consultation between stakeholders and the highest governance body on economic, environmental and social topics (to whom, any feedback)

sub-section 5.2.2, Employee engagement

sub-section 5.2.8, Working with stakeholders

section 11.5, Investor Relations

chapter 14, Sustainability statements - “Stakeholders”

sub-section 14.2.7, Stakeholder Engagement

section 17.6, Investor contact

G4-38	The composition of the highest governance body and its committees	chapter 8, Management chapter 9, Supervisory Board section 11.1, Board of Management section 11.2, Supervisory Board chapter 14, Sustainability statements - “Sustainability governance”

G4-39	Indicate whether the Chair of the highest governance body is also an executive officer	section 11.1, Board of Management

G4-40	Process for determining the qualifications and expertise of the members of the highest governance body	chapter 10, Supervisory Board report section 10.1, Report of the Corporate Governance and Nomination & Selection Committee section 11.2, Supervisory Board

G4-41	Processes in place for the highest governance body to ensure, that conflicts of interest are avoided	section 11.1, Board of Management section 11.2, Supervisory Board

G4-42	Roles in the development, approval, and updating of the organization’s purpose, value or mission statements, strategies, policies, and goals

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

G4-48	The highest committee or position that formally reviews and approves the organization’s sustainability report and ensures that all material Aspects are covered	chapter 10, Supervisory Board report chapter 14, Sustainability statements - “Sustainability governance”

Annual Report 2015      241

Sustainability statements 14.5

	profile disclosure	description	cross-reference

	G4-49	The process for communicating critical concerns to the highest governance body	sub-section 5.2.7, General Business Principles section 7.1, Our approach to risk management and business control section 11.1, Board of Management

	G4-50	The nature and total number of critical concerns that were communicated to the highest governance body and the mechanism(s) used to address and resolve them	sub-section 14.2.5, General Business Principles

	G4-51	Linkage between compensation for members of the highest governance body, senior managers, and executives, and the organization’s performance	section 10.2, Report of the Remuneration Committee note 29, Information on remuneration

	G4-52	The process for determining remuneration; Whether remuneration consultants are involved	section 10.2, Report of the Remuneration Committee section 11.1, Board of Management section 11.2, Supervisory Board note 29, Information on remuneration

	G4-53	Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body	section 11.3, General Meeting of Shareholders section 11.4, Meeting logistics and other information section 11.5, Investor Relations

	G4-54	The ratio of the annual total compensation for the organization’s highest-paid individual in each country of significant operations to the median annual total compensation for all employees (excluding the highest-paid individual) in the same country

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

General Business Principles.

	profile disclosure	description	cross-reference

Ethics and integrity

	G4-56	Internally developed statements of mission or values, codes of conduct, and principles relevant to economic, environmental, and social performance and the status of their implementation	sub-section 5.2.7, General Business Principles section 7.1, Our approach to risk management and business control See General Business Principles.

	G4-57	The internal and external mechanisms for seeking advice on ethical and lawful behavior, and matters related to organizational integrity, such as helplines or advice lines	sub-section 5.2.7, General Business Principles section 7.1, Our approach to risk management and business control

	G4-58	The internal and external mechanisms for reporting concerns about unethical or unlawful behavior, and matters related to organizational integrity, such as escalation through line management, whistleblowing mechanisms or hotlines	sub-section 14.2.5, General Business Principles

Specific Standard Disclosures

	profile disclosure	description	cross-reference
Economic

Economic performance

G4-EC1

Direct economic value generated and distributed, including revenues, operating costs, employee wages and benefits, payments to providers of capital, payments to government (by country) and community investments;

EVG&D separately at country, regional or market level

chapter 1, Performance highlights section 4.2, How we create value sub-section 14.2.6, The Philips Foundation note 2, Information by sector and main country section 14.1, Economic indicators

	G4-EC2	Financial implications and other risks and opportunities for the organization’s activities due to climate change sub-section 5.3.1, Green Innovation

sub-section 5.3.2, Green Product sales

section 7.4, Operational risks - “Any damage to Philips’ reputation could have an adverse effect on its businesses.”

sub-section 14.3.1, EcoVision - “Operational carbon footprint and energy efficiency - 2015 details”

sub-section 14.3.3, Green Operations

242      Annual Report 2015

Sustainability statements 14.5

	profile disclosure	description	cross-reference

	G4-EC3	Coverage of the organization’s defined-benefit plan obligations	note 20, Post-employment benefits

	G4-EC4	Significant financial assistance received from government	Philips does not receive significant financial assistance from governments.

Market presence

	G4-EC5	Ratios of standard entry level wage by gender compared to local minimum wage at significant locations of operation

For all Philips businesses, guidance is applicable regarding equal and fair treatment and wages and payment. See General Business Principles - “1.1 Fair employment practices”.

Actual ratios are managed and monitored at local level. Philips considers this ratio on consolidated level not relevant.

	G4-EC6	Procedures for local hiring and proportion of senior management hired from the local community at significant locations of operation	sub-section 5.2.3, Inclusion sub-section 5.2.4, Employment

Indirect economic impacts

	G4-EC7	Development and impact of infrastructure investments and services supported sub-section 5.2.8, Working with stakeholders

sub-section 14.2.6, The Philips Foundation

sub-section 6.1.3, 2015 business highlights

sub-section 6.3.3, 2015 business highlights

sub-section 14.2.7, Stakeholder Engagement

	G4-EC8	Significant indirect economic impacts, including the extent of impacts sub-section 5.2.8, Working with stakeholders

sub-section 14.2.6, The Philips Foundation

sub-section 6.1.3, 2015 business highlights

sub-section 6.3.3, 2015 business highlights

sub-section 14.2.7, Stakeholder Engagement

Procurement practices

	G4-EC9	Proportion of spending on local suppliers at significant locations of operation	section 14.1, Economic indicators Related content: Supplier Sustainability Goals and Progress

	profile disclosure	description	cross-reference

Environment

Materials

	G4-EN1	Materials used by weight or volume

section 4.2, How we create value

sub-section 5.3.1, Green Innovation

sub-section 5.3.2, Green Product sales

sub-section 6.2.5, Delivering on EcoVision sustainability commitments chapter 16, Five-year overview

	G4-EN2	Percentage of materials used that are recycled input materials section 4.2, How we create value

sub-section 5.3.1, Green Innovation

sub-section 5.3.2, Green Product sales

sub-section 6.2.5, Delivering on EcoVision sustainability commitments chapter 16, Five-year overview

Energy

	G4-EN3	Energy consumption within the organization	sub-section 5.3.3, Green Operations sub-section 14.3.3, Green Operations

	G4-EN4	Energy consumption outside of the organization	sub-section 14.2.8, Supplier indicators - “Other sustainability initiatives in our supply chain”

	G4-EN5	Energy intensity	sub-section 5.3.3, Green Operations sub-section 14.3.1, EcoVision

	G4-EN6	Reduction of energy consumption	sub-section 5.3.3, Green Operations sub-section 14.3.3, Green Operations

	G4-EN7	Reductions in energy requirements of products and services	sub-section 5.3.1, Green Innovation sub-section 5.3.2, Green Product sales chapter 14, Sustainability statements

Water

	G4-EN8	Total water withdrawal by source	sub-section 5.3.3, Green Operations sub-section 14.3.3, Green Operations

	G4-EN9	Water sources significantly affected by withdrawal of water	Philips is not a water-intensive company, so this indicator is not applicable for Philips.

	G4-EN10	Percentage and total volume of water recycled and reused	Philips is not a water-intensive company, so this indicator is not applicable for Philips.

Biodiversity

	G4-EN11	Location and size of land owned, leased, managed in or adjacent to protected areas and areas of high biodiversity value outside protected areas	sub-section 14.3.2, Biodiversity

Annual Report 2015      243

Sustainability statements 14.5

	profile disclosure	description	cross-reference

	G4-EN12	Description of significant impacts of activities, products and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas	sub-section 14.3.2, Biodiversity

	G4-EN13	Habitats protected or restored	sub-section 14.3.2, Biodiversity

	G4-EN14	Total number of IUCN Red List species and national conservation list species with habitats in areas affected by operations, by level of extinction risk	sub-section 14.3.2, Biodiversity

Emissions

	G4-EN15	Direct greenhouse gas (GHG) emissions (Scope 1)	sub-section 5.3.3, Green Operations sub-section 14.3.3, Green Operations

	G4-EN16	Indirect greenhouse gas (GHG) emissions (Scope 2)	sub-section 5.3.3, Green Operations sub-section 14.3.3, Green Operations

	G4-EN17	Other indirect greenhouse gas (GHG) emissions (Scope 3)	sub-section 5.3.3, Green Operations sub-section 14.2.8, Supplier indicators

	G4-EN18	Greenhouse gas (GHG) emissions intensity	sub-section 5.3.3, Green Operations

	G4-EN19	Emissions of ozone-depleting substances (ODS)	sub-section 14.3.3, Green Operations

	G4-EN20	Emissions of ozone-depleting substances by weight	sub-section 14.3.3, Green Operations

	G4-EN21	NOx, SOx, and other significant air emissions	Philips does not report this indicator in the Annual Report, but in the Carbon Disclosure Project (CDP) reporting.

Effluents and Waste

	G4-EN22	Total water discharge by quality and destination	Philips is not a water-intensive company, so this indicator is not applicable for Philips.

	G4-EN23	Total weight of waste by type and disposal method	sub-section 5.3.3, Green Operations sub-section 14.3.3, Green Operations

	G4-EN24	Total number and volume of significant spills	sub-section 14.3.3, Green Operations

	G4-EN25	Weight of transported, imported, exported, or treated waste deemed hazardous under the terms of the Basel Convention2 Annex I, II, III, and VIII, and percentage of transported waste shipped internationally	sub-section 14.3.3, Green Operations

	G4-EN26	Identity, size, protected status, and biodiversity value of water bodies and related habitats significantly affected by the organization’s discharges of water and runoff	sub-section 14.3.2, Biodiversity - “GRI Biodiversity”

Products and Services

	G4-EN27	Extent of impact mitigation of environmental impacts of products and services	sub-section 5.3.1, Green Innovation

	G4-EN28	Percentage of products sold and their packaging materials that are reclaimed by category	sub-section 5.3.1, Green Innovation

Compliance

	G4-EN29	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations	note 26, Contingent assets and liabilities sub-section 14.3.3, Green Operations – “Environmental Incidents”

Transport

	G4-EN30	Significant environmental impacts of transporting products and other goods and materials for the organization’s operations, and transporting members of the workforce	sub-section 5.3.3, Green Operations

Overall

	G4-EN31	Total environmental protection expenditures and investments by type	chapter 14, Sustainability statements sub-section 14.2.7, Stakeholder Engagement - “Working on global issues” sub-section 14.3.2, Biodiversity Philips does not monitor such expenditures at Group level

Supplier environmental assessment

	G4-EN32	Percentage of new suppliers that were screened using environmental criteria	sub-section 5.2.9, Supplier sustainability chapter 14, Sustainability statements - “Supplier audits”

	G4-EN33	Significant actual and potential negative environmental impacts in the supply chain and actions taken	sub-section 14.2.8, Supplier indicators

244      Annual Report 2015

Sustainability statements 14.5

	profile disclosure	description	cross-reference

Environmental grievance mechanisms

	G4-EN34	Number of grievances about environmental impacts filed, addressed, and resolved through formal grievance mechanisms	sub-section 14.3.3, Green Operations - “Environmental Incidents”

	profile disclosure	description	cross-reference
Labor practices and decent work

Employment

	G4-LA1	Total workforce by employment type, employment contract and region	sub-section 5.2.3, Inclusion sub-section 5.2.4, Employment note 6, Income from operations

	G4-LA2	Benefits provided to full-time employees that are not provided to temporary or part-time employees, by significant locations of operation	Benefits provided are fully compliant with all applicable national laws. See General Business Principles.

	G4-LA3	Return to work and retention rates after parental leave, by gender

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

	G4-LA10	Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings	sub-section 5.2.5, Developing our people

	G4-LA11	Percentage of employees receiving regular performance and career development reviews, by gender and by employee category	sub-section 5.2.5, Developing our people Philips implemented a semi-annual performance review, but does not track the percentage of employees benefitting from this centrally.

Diversity and equal opportunity

	G4-LA12	Composition of governance bodies and breakdown of employees per category according to gender, age group, minority group membership and other indicators of diversity	sub-section 5.2.3, Inclusion section 11.1, Board of Management section 11.2, Supervisory Board

Equal remuneration for women and men

Annual Report 2015      245

Sustainability statements 14.5

	profile disclosure	description	cross-reference

	G4-LA13	Ratio of basic salary and remuneration of women to men by employee category, by significant locations of operation

For all Philips businesses, guidance is applicable regarding equal and fair treatment and wages and payment. See General Business Principles.

Actual ratios are managed and monitored at local level. Philips considers this ratio on consolidated level not relevant.

Supplier assessment for labor practices

	G4-LA14	Percentage of new suppliers that were screened using labor practices criteria	sub-section 5.2.9, Supplier sustainability chapter 14, Sustainability statements - “Supplier audits”

	G4-LA15	Significant actual and potential negative impacts for labor practices in the supply chain and actions taken	sub-section 14.2.8, Supplier indicators

Labor practices grievance mechanisms

	G4-LA16	Number of grievances about labor practices filed, addressed, and resolved through formal grievance mechanisms	sub-section 5.2.9, Supplier sustainability sub-section 14.2.5, General Business Principles sub-section 14.2.8, Supplier indicators See General Business Principles.

	profile disclosure	description	cross-reference
Human rights

Investment

	G4-HR1	Total number and percentage of significant investment agreements and contracts that include human rights clauses or that underwent human rights screening	sub-section 5.2.9, Supplier sustainability chapter 14, Sustainability statements See General Business Principles. Philips does not monitor the percentage centrally.

	G4-HR2	Total hours of employee training on human rights policies or procedures concerning aspects of human rights that are relevant to operations, including the percentage of employees trained sub-section 5.2.7, General Business Principles

sub-section 14.2.5, General Business Principles

sub-section 14.2.8, Supplier indicators

For all Philips businesses, guidance is applicable regarding employee training on human rights policies as part of the GBP. Total hours of employee training are managed and monitored at local level. Philips considers these data on consolidated level not relevant.

Non-discrimination

	G4-HR3	Total number of incidents of discrimination and actions taken	sub-section 14.2.5, General Business Principles sub-section 14.2.8, Supplier indicators

Freedom of association and collective bargaining

	G4-HR4	Operations and suppliers identified in which the right to exercise freedom of association and collective bargaining may be violated or at significant risk, and measures taken to support these rights	sub-section 14.2.5, General Business Principles sub-section 14.2.8, Supplier indicators

Child Labor

	G4-HR5	Operations and suppliers identified as having significant risk for incidents of child labor, and measures taken to contribute to the effective abolition of child labor	sub-section 14.2.5, General Business Principles sub-section 14.2.8, Supplier indicators

Forced or compulsory labor

	G4-HR6	Operations and suppliers identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of all forms of forced or compulsory labor	sub-section 14.2.5, General Business Principles sub-section 14.2.8, Supplier indicators

Security practices

	G4-HR7	Percentage of security personnel trained in the organization’s human rights policies or procedures that are relevant to operations	The actual percentage of security personnel trained in the organization’s human rights policies or procedures that are relevant to operations is managed and monitored at local level. Philips considers this data on consolidated level not relevant.

Indigenous rights

	G4-HR8	Total number of incidents of violations involving rights of indigenous people and actions taken	Philips is not operational in areas with indigenous people. Therefore this indicator is not relevant.

Assessment

	G4-HR9	Total number and percentage of operations that have been subject to	The total number and percentage of operations that have been subject to human rights reviews or impact assess-

246      Annual Report 2015

Sustainability statements 14.5

	profile disclosure	description	cross-reference

		human rights reviews or impact assessments	ments are managed and monitored at local level. Philips considers this data on consolidated level not relevant.

Supplier human rights assessment

	G4-HR10	Percentage of new suppliers that were screened using human rights criteria	sub-section 5.2.9, Supplier sustainability sub-section 5.2.10, Addressing issues deeper in the supply chain chapter 14, Sustainability statements - “Supplier audits”

	G4-HR11	Significant actual and potential negative human rights impacts in the supply chain and actions taken	sub-section 14.2.8, Supplier indicators

Human rights grievance mechanisms

	G4-HR12	Number of grievances about human rights impacts filed, addressed, and resolved through formal grievance mechanisms	sub-section 5.2.9, Supplier sustainability sub-section 14.2.5, General Business Principles sub-section 14.2.8, Supplier indicators See General Business Principles.

	profile disclosure	description	cross-reference
Society
Local Communities

	G4-SO1	Percentage of operations with implemented local community engagement, impact assessments, and development programs sub-section 5.2.8, Working with stakeholders

sub-section 6.1.3, 2015 business highlights

sub-section 6.3.3, 2015 business highlights

sub-section 14.2.7, Stakeholder Engagement

Philips has groupwide community involvement programs and policies that its sites implement and evaluate at local level. Philips does not consider the calculation of an overall percentage as relevant in this context.

	G4-SO2	Operations with significant actual or potential negative impacts on local communities	sub-section 14.3.3, Green Operations - “Sustainability world map”

Anti-corruption

	G4-SO3	Total number and percentage of operations assessed for risks related to corruption and the significant risks identified	section 7.1, Our approach to risk management and business control sub-section 14.2.5, General Business Principles

	G4-SO4	Communication and training on anti-corruption policies and procedures	sub-section 5.2.7, General Business Principles

	G4-SO5	Confirmed incidents of corruption and actions taken	sub-section 14.2.5, General Business Principles

Public Policy

	G4-SO6	Total value of political contributions by country and recipient/beneficiary	Philips does not make political contributions as defined in General Business Principles - 2.5 Dealing responsibly with government, political parties and politicians.

Anti-competitive Behavior

	G4-SO7	Total number of legal actions for anti-competitive behavior, anti-trust, and monopoly practices and their outcomes	section 7.5, Compliance risks

Compliance

	G4-SO8	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations	note 26, Contingent assets and liabilities

Supplier assessment for impacts on society

	G4-SO9	Percentage of new suppliers that were screened using criteria for impacts on society	sub-section 5.2.9, Supplier sustainability chapter 14, Sustainability statements

	G4-SO10	Significant actual and potential negative impacts on society in the supply chain and actions taken	sub-section 14.2.8, Supplier indicators

Grievance mechanisms for impacts on society

	G4-SO11	Number of grievances about impacts on society filed, addressed, and resolved through formal grievance mechanisms	sub-section 5.2.9, Supplier sustainability sub-section 14.2.5, General Business Principles sub-section 14.2.8, Supplier indicators sub-section 14.3.3, Green Operations See General Business Principles.

Annual Report 2015      247

Sustainability statements 14.5

	profile disclosure	description	cross-reference
Product responsibility

Customer health and safety

	G4-PR1	Life cycle stages in which health and safety impacts of products and services are assessed for improvement, and percentage of significant products and services categories subject to such procedures	All significant products are assessed in terms of Health and Safety impact during the design phase as part of our EcoDesign procedure, but also during the sourcing phase. For more information on EcoDesign refer to sub-section 5.3.1, Green Innovation, for more information on our sourcing refer to sub-section 14.2.8, Supplier indicators.

	G4-PR2	Total number of incidents of non-compliance with regulations and voluntary codes concerning the health and safety impacts of products and services during their life cycle, by type of outcomes	As defined in the G4 Implementation Manual, no incidents of non-compliance related to any type of court order took place in 2015. Information on current consumer product recalls can be found on www.recall.philips.com

Product and service labeling

	G4-PR3	Type of product and service information required by procedures, and percentage of significant products and services subject to such information requirements	The type of product and service information provided on our products is based on local and/or regional requirements e.g. EU-CE safety marking and performance markings based on ErP directive. For all significant products certain kind of labelling is needed based on different regulations.

	G4-PR4	Total number of incidents of non-compliance with regulations and voluntary codes concerning product and service information and labeling, by type of outcomes	As defined in the G4 Implementation Manual, no incidents of non-compliance related to any type of court order took place in 2015.

	G4-PR5	Results of surveys measuring customer satisfaction	Philips measures the Net Promoter Scores, but does not disclose these for confidentiality reason.

Marketing communications

	G4-PR6	Sale of banned or disputed products	To the best of our knowledge, Philips did not sell any banned or disputed products in 2015.

	G4-PR7	Total number of incidents of non-compliance with regulations and voluntary codes concerning marketing communications, including advertising, promotion, and sponsorship, by type of outcomes	As defined in the G4 Implementation Manual, no incidents of non-compliance related to any type of court order took place in 2015.

Customer privacy

	G4-PR8	Total number of substantiated complaints regarding breaches of customer privacy and losses of customer data	To the best of our knowledge, Philips did not receive any substantiated complaints regarding breaches of customer privacy and losses of customer data in 2015.

Compliance

	G4-PR9	Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services	note 26, Contingent assets and liabilities

Disclosure of management approach

Material Aspects	DMA and Indicators	Omissions	External Assurance

chapter 14, Sustainability statements - “Key material aspects”	chapter 14, Sustainability statements - “Key material aspects” section 14.5, Global Reporting Initiative (GRI) table 4.0 - “Specific Standard Disclosures”	section 14.5, Global Reporting Initiative (GRI) table 4.0 - “Cross-reference”	section 14.4, Independent Auditor’s Assurance Report

248      Annual Report 2015

Reconciliation of non-GAAP information 15

15 Reconciliation of non-GAAP information

Explanation of Non-GAAP measures

Koninklijke Philips N.V. (the ‘Company’) believes that an understanding of sales performance, capital efficiency, financial strength and its funding requirements is enhanced by introducing certain Non-GAAP measures, respectively Comparable sales growth, EBITA, Net operating capital, Net debt and Free cash flow. In this chapter these measures are further explained and reconciled to GAAP measures.

Comparable sales growth

Comparable sales exclude the effects of currency movements and changes in consolidation. As indicated in note 1, Significant accounting policies, sales and income are translated from foreign currencies into the Company’s reporting currency, the euro, at the exchange rate on transaction dates during the respective years. As a result of significant currency movements during the years presented, the effects of translating foreign currency sales amounts into euros could have a material impact. Therefore, these impacts have been excluded in arriving at the comparable sales in euros. Currency effects have been calculated by translating previous years’ foreign currency sales amounts into euros at the following year’s exchange rates in comparison with the sales in euros as historically reported. Years under review were characterized by a number of acquisitions and divestments, as a result of which activities were consolidated or deconsolidated. The effect of consolidation changes has also been excluded in arriving at the comparable sales. For the purpose of calculating comparable sales growth, when a previously consolidated entity is sold or contributed to a venture that is not consolidated by the Company, relevant sales are excluded from impacted prior-year periods. Similarly, when an entity is acquired, relevant sales are excluded from impacted periods.

Philips Group

Sales growth composition per sector in %

2013 - 2015

	comparable growth	currency effects	consolidation changes	nominal growth

2015 versus 2014
Healthcare	3.8	11.7	3.3	18.8
Consumer Lifestyle	5.8	7.2	0.0	13.0
Lighting	(2.8)	8.5	2.2	7.9
Innovation, Group & Services	5.4	1.7	(12.2)	(5.1)

Philips Group	2.2	9.4	1.7	13.3

2014 versus 2013
Healthcare	(2.0)	(1.6)	(0.5)	(4.1)
Consumer Lifestyle	5.8	(3.1)	0.0	2.7
Lighting	(2.6)	(2.3)	1.0	(3.9)
Innovation, Group & Services	(11.8)	(0.1)	2.9	(9.0)

Philips Group	(0.9)	(2.0)	0.2	(2.7)

2013 versus 2012
Healthcare	0.8	(4.6)	(0.3)	(4.1)
Consumer Lifestyle	10.0	(3.4)	0.0	6.6
Lighting	1.3	(3.5)	0.0	(2.2)
Innovation, Group & Services	(0.3)	(0.4)	6.4	5.7

Philips Group	2.7	(3.9)	0.1	(1.1)

Annual Report 2015      249

Reconciliation of non-GAAP information 15

Philips Group

Sales growth composition per geographic cluster in %

2013 - 2015

	comparable growth	currency effects	consolidation changes	nominal growth

2015 versus 2014
Western Europe	1.3	1.9	0.7	3.9
North America	1.4	18.4	1.4	21.2
Other mature geographies	2.7	5.3	3.7	11.7

Mature geographies	1.5	10.2	1.4	13.1
Growth geographies	3.5	7.9	2.4	13.8

Philips Group	2.2	9.4	1.7	13.3

2014 versus 2013
Western Europe	(0.9)	0.4	0.2	(0.3)
North America	(1.8)	(0.9)	(0.3)	(3.0)
Other mature geographies	(0.9)	(4.7)	0.0	(5.6)

Mature geographies	(1.3)	(0.8)	(0.1)	(2.2)
Growth geographies	0.0	(4.4)	0.7	(3.7)

Philips Group	(0.9)	(2.0)	0.2	(2.7)

2013 versus 2012
Western Europe	0.0	(0.6)	0.5	(0.1)
North America	(2.9)	(3.1)	(0.2)	(6.2)
Other mature geographies	10.1	(13.5)	0.0	(3.4)

Mature geographies	(0.3)	(3.3)	0.1	(3.5)
Growth geographies	8.9	(5.1)	0.0	3.8

Philips Group	2.7	(3.9)	0.1	(1.1)

Adjusted IFO

The Company uses the term IFO and Adjusted IFO to evaluate the performance of the Philips Group and its operating sectors. The term IFO has the same meaning as Income from operations (IFO). Referencing Adjusted IFO will make the underlying performance of our businesses more transparent by excluding the amortization and impairment on intangible assets (excluding software and capitalized development expenses). As a consequence Adjusted IFO represents income from operations before amortization and impairment of intangible assets generated in acquisitions.

Philips Group

Adjusted IFO to Income from operations (or IFO) in millions of EUR

2013 - 2015

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Innovation, Group & Services

2015
Adjusted IFO	1,372	1,024	673	594	(919)
Amortization of intangible assets1)	(380)	(205)	(52)	(108)	(15)
Impairment of goodwill	—	—	—	—	—

Income from operations (or IFO)	992	819	621	486	(934)

2014
Adjusted IFO	821	616	573	293	(661)
Amortization of intangible assets1)	(332)	(159)	(53)	(106)	(14)
Impairment of goodwill	(3)	(1)	—	(2)	—

Income from operations (or IFO)	486	456	520	185	(675)

2013
Adjusted IFO	2,276	1,512	483	580	(299)
Amortization of intangible assets1)	(393)	(195)	(54)	(141)	(3)
Impairment of goodwill	(28)	(2)	—	(26)	—

Income from operations (or IFO)	1,855	1,315	429	413	(302)

1)	Excluding amortization of software and product development.

250      Annual Report 2015

Reconciliation of non-GAAP information 15

Net operating capital (NOC)

The Company believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating sectors. NOC is defined as: total assets excluding assets classified as held for sale less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other non-current financial assets and current financial assets, (d) investments in associates, and after deduction of: (e) long-term provisions and short-term provisions, (f) accounts and notes payable, (g) accrued liabilities, (h) income tax payable, (i) non-current derivative financial liabilities and derivative financial liabilities and (j) other non-current liabilities and other current liabilities.

Philips Group

Net operating capital to total assets in millions of EUR

2013 - 2015

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Innovation, Group & Services

2015
Net operating capital (NOC)	11,096	9,212	1,453	3,813	(3,382)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,640	3,064	1,356	1,510	3,710
- intercompany accounts	—	128	36	87	(251)
- provisions	3,225	903	235	446	1,641
Include assets not comprised in NOC:
- investments in associates	181	56	—	19	106
- current financial assets	12	—	—	—	12
- other non-current financial assets	489	—	—	—	489
- deferred tax assets	2,758	—	—	—	2,758
- cash and cash equivalents	1,766	—	—	—	1,766

Total assets excluding assets classified as held for sale	29,167	13,363	3,080	5,875	6,849
Assets classified as held for sale	1,809

Total assets	30,976

2014
Net operating capital (NOC)	8,838	7,565	1,353	3,638	(3,718)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,379	2,711	1,411	1,422	3,835
- intercompany accounts	—	125	65	129	(319)
- provisions	3,445	793	220	530	1,902
Include assets not comprised in NOC:
- investments in associates	157	80	—	20	57
- current financial assets	125	—	—	—	125
- other non-current financial assets	462	—	—	—	462
- deferred tax assets	2,460	—	—	—	2,460
- cash and cash equivalents	1,873	—	—	—	1,873

Total assets excluding assets classified as held for sale	26,739	11,274	3,049	5,739	6,677
Assets classified as held for sale	1,613

Total assets	28,352

2013
Net operating capital (NOC)	10,238	7,437	1,261	4,462	(2,922)
Exclude liabilities comprised in NOC:
- payables/ liabilities	8,453	2,541	1,275	1,672	2,965
- intercompany accounts	—	124	75	105	(304)
- provisions	2,554	278	221	452	1,603
Include assets not comprised in NOC:
- investments in associates	161	85	—	20	56
- current financial assets	10	—	—	—	10
- other non-current financial assets	496	—	—	—	496
- deferred tax assets	1,675	—	—	—	1,675
- cash and cash equivalents	2,465	—	—	—	2,465

Total assets excluding assets classified as held for sale	26,052	10,465	2,832	6,711	6,044
Assets classified as held for sale	507

Total assets	26,559

Annual Report 2015      251

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

Philips Group

Composition of net debt to group equity in millions of EUR unless otherwise stated

2013 - 2015

	2013	2014	2015

Long-term debt	3,309	3,712	4,095
Short-term debt	592	392	1,665

Total debt	3,901	4,104	5,760
Cash and cash equivalents	2,465	1,873	1,766

Net debt1)	1,436	2,231	3,994

Shareholders’ equity	11,214	10,867	11,662
Non-controlling interests	13	101	118

Group equity	11,227	10,968	11,780

Net debt and group equity	12,663	13,199	15,774
Net debt divided by net debt and group equity (in %)	11%	17%	25%
Group equity divided by net debt and group equity (in %)	89%	83%	75%

1)	Total debt less cash and cash equivalents.

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

Philips Group

Free cash flow in millions of EUR

2013 - 2015

	2013	2014	2015

Cash flows from operating activities	912	1,303	1,167
Cash flows from investing activities	(862)	(984)	(1,941)

Cash flows before financing activities	50	319	(774)

Cash flows from operating activities	912	1,303	1,167
Net capital expenditures:	(830)	(806)	(842)
Purchase of intangible assets	(49)	(114)	(121)
Expenditures on development assets	(326)	(295)	(314)
Capital expenditures on property, plant and equipment	(482)	(437)	(522)
Proceeds from disposals of property, plant and equipment	27	40	115

Free cash flow	82	497	325

252      Annual Report 2015

Five-year overview 16

16 Five-year overview

Philips Group

General data in millions of EUR unless otherwise stated

2011 - 2015

	2011	2012	2013	2014	2015

Sales	19,918	22,234	21,990	21,391	24,244
% increase over previous year	3%	12%	(1)%	(3)%	13%
Income from operations (IFO) (loss)	(542)	592	1,855	486	992
Financial income and expenses - net	(331)	(329)	(330)	(301)	(369)
Income (loss) from continuing operations	(1,106)	(166)	1,034	221	414
Income (loss) from continuing operations attributable to shareholders	(1,110)	(171)	1,031	225	400
Income (loss) from discontinued operations	(350)	136	138	190	245
Net income (loss)	(1,456)	(30)	1,172	411	659
Net income (loss) attributable to shareholders	(1,460)	(35)	1,169	415	645
Free cash flow	(53)	1,645	82	497	325
Net assets	12,362	11,185	11,227	10,968	11,780
Turnover rate of net operating capital1)	1.81	2.22	2.39	2.30	2.32
Total employees at year-end	125,240	118,087	116,082	113,678	112,959

1)	Calculated based upon the values excluding the businesses restated to discontinued operations.

Philips Group

Income in millions of EUR unless otherwise stated

2011 - 2015

	2011	2012	2013	2014	2015

IFO	(542)	592	1,855	486	992
as a % of sales	(2.7)%	2.7%	8.4%	2.3%	4.1%
Adjusted IFO	1,334	1,003	2,276	821	1,372
as a % of sales	6.7%	4.5%	10.4%	3.8%	5.7%
Income taxes	(248)	(218)	(466)	(26)	(239)
as a % of income before taxes	28.4%	(82.9)%	(30.6)%	(14.1)%	(38.4)%
Income (loss) from continuing operations	(1,106)	(166)	1,034	221	414
as a % of shareholders’ equity (ROE)	(8.2)%	(1.4)%	9.4%	2.0%	3.6%
Net income (loss)	(1,456)	(30)	1,172	411	659

Philips Group

Capital employed in millions of EUR unless otherwise stated

2011 - 2015

	2011	2012	2013	2014	2015

Cash and cash equivalents	3,147	3,834	2,465	1,873	1,766
Receivables and other current assets	5,567	5,128	5,220	5,591	5,655
Assets classified as held for sale	551	43	507	1,613	1,809
Inventories	3,625	3,495	3,240	3,314	3,463
Non-current financial assets/investments in associates	549	726	657	619	670
Non-current receivables/assets	1,932	2,217	1,924	2,721	3,075
Property, plant and equipment	3,014	2,959	2,780	2,095	2,322
Intangible assets	11,012	10,679	9,766	10,526	12,216

Total assets	29,397	29,081	26,559	28,352	30,976

Property, plant and equipment:
Capital expenditures for the year	477	479	482	437	522
Depreciation for the year	525	588	521	592	582
Capital expenditures: depreciation	0.9	0.8	0.9	0.7	0.9

Inventories as a % of sales1)	16.5%	14.1%	13.7%	15.3%	14.2%
Outstanding trade receivables, in days sales1)	54	50	53	56	56

1)	Calculated based upon the values excluding inventories and sales related to acquisitions, divestments and discontinued operations

Annual Report 2015      253

Five-year overview 16

Philips Group

Financial structure in millions of EUR unless otherwise stated

2011 - 2015

	2011	2012	2013	2014	2015

Other liabilities	10,434	10,379	8,529	9,486	9,804
Liabilities directly associated with assets held for sale	61	27	348	349	407
Debt	3,860	4,534	3,901	4,104	5,760
Provisions	2,680	2,956	2,554	3,445	3,225

Total provisions and liabilities	17,035	17,896	15,332	17,384	19,196
Shareholders’ equity	12,328	11,151	11,214	10,867	11,662
Non-controlling interests	34	34	13	101	118

Group equity and liabilities	29,397	29,081	26,559	28,352	30,976

Net debt: group equity ratio	5:95	6:94	11:89	17:83	25:75
Market capitalization at year-end	15,077	18,200	24,340	22,082	21,607

Philips Group

Key figures per share in EUR unless otherwise stated

2011 - 2015

	2011	2012	2013	2014	2015

Sales per common share	20.90	24.11	24.14	23.37	26.46
Adjusted IFO per common share - diluted	1.39	1.08	2.47	0.89	1.49
Weighted average amount of shares outstanding:
- basic1)	952,809	922,101	911,072	915,193	916,087
- diluted1)	957,293	927,222	922,072	922,714	923,625
Basic earnings per common share:
Income (loss) from continuing operations attributable to shareholders per share	(1.16)	(0.19)	1.13	0.25	0.44
Net income (loss) attributable to shareholders	(1.53)	(0.04)	1.28	0.45	0.70
Diluted earnings per common share:
Income (loss) from continuing operations attributable to shareholders per share	(1.16)	(0.19)	1.12	0.24	0.43
Net income (loss) attributable to shareholders	(1.53)	(0.04)	1.27	0.45	0.70
Dividend distributed per common share	0.75	0.75	0.75	0.80	0.80
Total shareholder return per common share	(5.89)	4.37	7.50	(1.70)	0.21
Shareholders’ equity per common share	13.31	12.19	12.28	11.88	12.72
Price/earnings ratio	(14.03)	(104.74)	23.58	96.60	53.55
Share price at year-end	16.28	19.90	26.65	24.15	23.56
Highest closing share price during the year	25.34	20.33	26.78	28.10	27.65
Lowest closing share price during the year	12.23	13.76	20.26	20.98	20.79
Average share price	18.11	16.92	23.33	24.00	24.51
Amount of common shares outstanding at year-end1)	926,095	914,591	913,338	914,389	917,104

1)	In thousands of shares

254      Annual Report 2015

Five-year overview 16

Philips Group

Sustainability

2011 - 2015

	2011	2012	2013	2014	2015

Lives improved, in billions		1.6	1.7	1.9	2.0
Energy efficiency of products, in lumen/watt	37.6	39.3	40.1	40.5	44.5
Collection and recycling amount, in tonnes	27,500	30,500	31,000	31,500	28,500
Recycled material in products, in tonnes	10,000	15,000	14,000	13,000	13,500
Green Product sales, as a % of total sales	39%	46%	50%	52%	54%
Green Innovation, in millions of euros	363	453	405	463	495
Operational carbon footprint, in kilotonnes CO2-equivalent	1,892	1,640	1,678	1,521	1,417
Operational energy efficiency, in terajoules per million euro sales	1.59	1.30	1.35	1.29	1.06
Total energy consumption in manufacturing, in terajoules1)	12,030	12,014	11,963	11,257	9,702
Total carbon emissions in manufacturing, in kilotonnes CO2-equivalent	560	563	518	468	371
Water intake, in thousands m3	2,895	3,137	3,289	3,103	2,727
Total waste, in kilotonnes1)	87.0	80.6	75.9	75.0	68.5
Materials provided for recycling via external contractor per total waste, in %	78%	77%	79%	80%	83%
Restricted substances, in kilos	111	67	37	29	26
Hazardous substances, in kilos	63,604	67,530	35,118	28,310	25,101
ISO 14001 certification, as a % of all reporting organizations1)	87%	69%	79%	79%	78%
Employee Engagement Index, % favorable	76%	79%	75%	72%	71%
Female executives, in % of total	13%	14%	15%	18%	19%
Lost Workday Injuries, per 100 FTEs	0.38	0.31	0.27	0.23	0.21
Fatalities	2	7	3	1	—
Initial and continual conformance audits, number of audits	212	159	200	203	195
Suppliers audits, compliance rate, in %	72%	75%	77%	86%	86%

1)	In manufacturing excluding new acquisitions

16.1 Five-year overview (condensed)

Prior-period financial information has been restated for the treatment of the combined businesses of Lumileds and Automotive as discontinued operations (see note 3, Discontinued operations and other assets classified as held for sale) and for two voluntary accounting policy changes (see note 1, Significant accounting policies).

Due to factors such as acquisitions and divestments, the amounts, percentages and ratios are not directly comparable.

Annual Report 2015      255

Five-year overview 16.1

Philips Group

Selected financial data in millions of EUR unless otherwise stated

2011 - 2015

	2011	2012	2013	2014	2015	2015

	EUR	EUR	EUR	EUR	EUR	USD1)

Sales	19,918	22,234	21,990	21,391	24,244	26,493
Income from operations (IFO) (loss)	(542)	592	1,855	486	992	1,084
Financial income and expenses - net	(331)	(329)	(330)	(301)	(369)	(403)
Income (loss) from continuing operations	(1,106)	(166)	1,034	221	414	452
Income (loss) from continuing operations attributable to shareholders	(1,110)	(171)	1,031	225	400	437
Income (loss) from discontinued operations	(350)	136	138	190	245	268
Net income (loss)	(1,456)	(30)	1,172	411	659	720
Net income (loss) attributable to shareholders	(1,460)	(35)	1,169	415	645	705
Total assets	29,397	29,081	26,559	28,352	30,976	33,850
Net assets	12,362	11,185	11,227	10,968	11,780	12,873
Debt	3,860	4,534	3,901	4,104	5,760	6,294
Provisions	2,680	2,956	2,554	3,445	3,225	3,524
Shareholders’ equity	12,328	11,151	11,214	10,867	11,662	12,744
Non-controlling interests	34	34	13	101	118	129
Weighted average shares outstanding:
- basic2)	952,809	922,101	911,072	915,193	916,087	916,087
- diluted2)	957,293	927,222	922,072	922,714	923,625	923,625
Basic earnings per common share3)
Income (loss) from continuing operations attributable to shareholders	(1.16)	(0.19)	1.13	0.25	0.44	0.48
Net income (loss) attributable to shareholders	(1.53)	(0.04)	1.28	0.45	0.70	0.76
Diluted earnings per common share3)
Income (loss) from continuing operations attributable to shareholders	(1.16)	(0.19)	1.12	0.24	0.43	0.47
Net income (loss) attributable to shareholders	(1.53)	(0.04)	1.27	0.45	0.70	0.76

1)

For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2015 (USD 1 = EUR 0.9151. The US dollar amounts are unaudited.)

2)	In thousands of shares
3)	In euros or US dollars as indicated in the header

256      Annual Report 2015

Investor Relations 17

17 Investor Relations

17.1 Key financials and dividend

Key financials

Net income attributable to shareholders of Koninklijke Philips N.V. in 2015 showed a gain of EUR 645 million, or EUR 0.70 per common share (diluted; basic EUR 0.70 per common share). This compares to a gain of EUR 415 million, or EUR 0.45 per common share (diluted; basic EUR 0.45 per common share), in 2014.

Dividend policy

Philips’ dividend policy is aimed at dividend stability and a pay-out ratio of 40% to 50% of continuing net income. Following the intended separation of the Lighting business, the dividend pay-out ratio with respect to future years could be subject to change.

Continuing net income after adjustments is the base figure used to calculate the dividend payout for the year. For 2015, the key exclusions from net income to arrive at continuing net income after adjustments are the following: the results that are shown as discontinued operations, charges related to pension settlements, charges related to the devaluation of the Argentine Peso, a charge related to the currency revaluation of the provision for the Masimo litigation, a legal matter, and gains on the sale of real estate assets. Restructuring, acquisition-related and separation charges are also excluded.

Proposed distribution

A proposal will be submitted to the 2016 Annual General Meeting of Shareholders to declare a dividend of EUR 0.80 per common share (up to EUR 740 million), in cash or in shares at the option of the shareholder, against the net income for 2015 and retained earnings.

Shareholders will be given the opportunity to make their choice between cash and shares between May 18, 2016, and June 10, 2016. If no choice is made during this election period, the dividend will be paid in shares. On June 10, 2016 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares of Koninklijke Philips N.V. at Euronext Amsterdam on 8, 9 and 10 June, 2016. The Company will calculate the number of share dividend rights entitled to one new common share,

Annual Report 2015      257

Investor Relations 17.1

such that the gross dividend in shares will be approximately equal to the gross dividend in cash. On June 14, 2016 the ratio and the number of shares to be issued will be announced. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 15, 2016 onwards. The distribution of dividend in cash to holders of New York Registry shares will be made in USD at the USD/EUR rate fixed by the European Central Bank on June 13, 2016.

Dividend in cash is in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the dividend in cash paid to the shareholders. Dividend in shares paid out of net income and retained earnings is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share). Shareholders are advised to consult their tax advisor on the applicable situation with respect to taxes on the dividend received.

In 2015, a dividend of EUR 0.80 per common share was paid in cash or shares, at the option of the shareholder. For 59.2% of the shares, the shareholders elected for a share dividend, resulting in the issue of 17,671,990 new common shares, leading to a 1.9% dilution. EUR 298 million was paid in cash. For additional information, see section 5.4, Proposed distribution to shareholders, of this report.

	ex-dividend date	record date	payment date

Amsterdam shares	May 16, 2016	May 17, 2016	June 15, 2016

New York shares	May 13, 2016	May 17, 2016	June 15, 2016

Information for investors in New York Registry shares program

Dividends and distributions per common share

The following table sets forth in euros the gross dividends on the common shares in the fiscal years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of shares of the New York Registry:

Philips Group

Gross dividends on the common shares

2011 - 2015

	2011	2012	2013	2014	2015

in EUR	0.75	0.75	0.75	0.80	0.80
in USD	1.11	0.94	0.98	1.09	0.89

Exchange rates USD : EUR

The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). The Noon Buying Rate on February 12, 2016 was EUR 0.8901 per USD 1.

Exchange rate (based on the “Noon Buying Rate”)

EUR per USD

2011 - 2015

	period end	average	high	low

2011	0.7708	0.7186	0.7736	0.6723
2012	0.7584	0.7782	0.8290	0.7428
2013	0.7257	0.7532	0.7828	0.7238
2014	0.8264	0.7533	0.8264	0.7180
2015	0.9209	0.9018	0.9502	0.8323

Exchange rate per month (based on the “Noon Buying Rate”)

EUR per USD

2015 - 2016

	highest rate	lowest rate

August, 2015	0.9201	0.8636
September, 2015	0.9006	0.8804
October, 2015	0.9122	0.8744
November, 2015	0.9468	0.9069
December, 2015	0.9458	0.9070
January, 2016	0.9308	0.9121

Unless otherwise stated, for the convenience of the reader, the translations of euros into US dollars appearing in this section have been made based on the closing rate on December 31, 2015 (USD 1 = EUR 0.9151). This rate is not materially different from the Noon Buying Rate on such date (USD 1 = EUR 0.9209).

The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips’ financial statements for the periods specified.

258      Annual Report 2015

Investor Relations 17.1

Exchange rate (based on Philips’ consolidation rate)

EUR per USD

2011 - 2015

	period end	average	high	low

2011	0.7728	0.7192	0.7728	0.6721
2012	0.7582	0.7776	0.8166	0.7500
2013	0.7255	0.7527	0.7805	0.7255
2014	0.8227	0.7527	0.8227	0.7201
2015	0.9151	0.9007	0.9410	0.8796

17.2 Share information

Market capitalization

Philips’ market capitalization was EUR 21.6 billion at year-end 2015. On December 31, 2015, the closing price for Philips’ shares in Amsterdam was EUR 23.56 and the number of common shares outstanding (after deduction of treasury shares) amounted to 917 million.

Share capital structure

During 2015, Philips’ issued share capital decreased by approximately 4 million common shares to 931 million common shares. The main reasons for this are the cancellation of 21,361,016 Philips shares acquired pursuant to the EUR 1.5 billion share repurchase program and the issuance of 17,671,990 shares related to the elective dividend. The number of basic shares outstanding increased from 914 million at December 31, 2014 to 917 million at December 31, 2015. At December 31, 2015, the shares held in treasury amounted to 14 million shares, of which 12 million are held by Philips to cover long-term incentive and employee stock purchase plans.

The Dutch Act on Financial Supervision imposes an obligation on persons holding certain interests to disclose (inter alia) percentage holdings in the capital and/or voting rights in the Company when such holdings reach, exceed or fall below 3, 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent (as a result of an acquisition or disposal by a person, or as a result of a change in the company’s total number of voting rights or capital issued).Certain cash-settled derivatives are also taken into account when calculating the capital interest. The statutory obligation to disclose capital interest does not only relate to gross long positions, but also to gross short positions. Required disclosures must be made to the Netherlands Authority for the Financial Markets (AFM) without delay. The AFM then notifies such disclosures to the Company and includes them in a register which is published on the AFM’s website. Furthermore, an obligation to disclose (net) short positions is set out in the EU Regulation on Short Selling.

On June 23, 2015 the Company received notification from the AFM that it had received disclosure under the Dutch Act on Financial Supervision of 4.97% of the voting rights by Dodge & Cox. On July 24, 2015 the Company received notification from the AFM that it had received disclosure under such Act of a substantial holding of 4.06%, and of 5% of the voting rights by Blackrock, Inc. On January 7, 2016 the Company received notification from the AFM that it had received disclosure under such Act of a substantial holding (and voting rights) of 4.99% by Harris Associates L.P.

The following shareholder portfolio information is based on information provided by several large custodians and a survey conducted in December 2015.

Annual Report 2015      259

Investor Relations 17.2

Share repurchase programs

Share repurchases for capital reduction purposes

On September 17, 2013, Royal Philips announced a EUR 1.5 billion share repurchase program. This program started on October 21, 2013 and will be completed by October 2016. The shares repurchased under this program will be held by Philips as treasury shares until they are cancelled. Philips has entered into a subsequent discretionary management agreement with a bank to make the repurchase within the limits of relevant laws and regulations (in particular EC Regulation 2273/2003) and Philips’ articles of association.

By the end of 2015, Philips had completed 74% of the EUR 1.5 billion share repurchase program.

Share repurchases related to Long-Term Incentive (LTI) and employee stock purchase programs

To cover outstanding obligations resulting from past and present long-term incentive (LTI) programs, Philips repurchases additional Philips shares on NYSE Euronext Amsterdam from time to time. The shares repurchased to such LTI positions will be held by Philips as treasury shares until these are distributed to participants. In order to repurchase for covering LTI programs, Philips may enter into discretionary management agreements with one or more banks within the limits of relevant laws and regulations (in particular EC Regulation 2273/2003) and Philips’ articles of association.

Philips has not repurchased any shares for LTI coverage in 2015. During 2016, Philips may consider to start share repurchases for LTI coverage, the size of which will depend on the movement of the Philips share price.

Further details on the share repurchase programs can be found on the Investor Relations website. For more information see chapter 11, Corporate governance, of this report.

A total of 14,026,801 shares were held in treasury by the Company at December 31, 2015 (2014: 20,430,544 shares). As of that date, a total of 39 million rights under long-term incentive plans were outstanding (2014: 41 million).

Philips Group

Impact of share repurchases on share count in thousands of shares

2011 - 2015

	2011	2012	2013	2014	2015

Shares issued	1,008,975	957,133	937,846	934,820	931,131
Shares in treasury	82,880	42,542	24,508	20,431	14,027
Shares outstanding	926,095	914,591	913,338	914,389	917,104
Shares repurchased	47,508	46,871	27,811	28,538	20,296
Shares cancelled	—	82,365	37,779	21,838	21,361

Philips Group

Total number of shares purchased

2015

	total number of shares purchased	average price paid per share in EUR	total number of shares purchased as part of publicly announced programs	maximum EUR amount of shares that may yet be purchased under share repurchases for capital reduction purposes

January, 2015	2,453,000	24.12	2,453,000	831,305,431
February, 2015	1,667,000	25.28	1,667,000	789,158,522
March, 2015	1,658,000	26.49	1,658,000	745,246,053
April, 2015	1,254,000	26.76	1,254,000	711,690,985
May, 2015	2,317,000	24.78	2,317,000	654,264,258
June, 2015	1,706,816	24.31	1,706,816	612,769,082
July, 2015	892,700	23.86	892,700	591,469,324
August, 2015	1,592,000	24.12	1,592,000	553,070,885
September, 2015	2,143,500	22.17	2,143,500	505,559,920
October, 2015	1,208,000	22.41	1,208,000	478,493,624
November, 2015	1,371,000	24.70	1,371,000	444,634,342
December, 2015	2,033,000	24.16	2,033,000	395,526,396

260      Annual Report 2015

Investor Relations 17.3

17.3 Philips’ rating

Philips’ existing long-term debt is rated BBB+ (with stable outlook)1) by Standard & Poor’s and Baa1 (with stable outlook)2) by Moody’s. As part of the capital allocation policy, it is Philips’ ambition to manage its financial ratios to retain a strong investment grade credit rating. There is no assurance that Philips will be able to achieve this goal. Ratings are subject to change at any time. The Company’s outstanding long-term debt and credit facilities do not contain financial covenants or cross acceleration provisions that are based on adverse changes in ratings or on material adverse change.

Philips Group

Credit rating summary

2015

	long-term		short-term	outlook

Standard & Poor’s	BBB+	1)	A-2	Stable	1)
Moody’s	Baa1	2)	P-2	Stable

1)	On July 28, 2015, Standard & Poor’s changed the long-term rating from A- to BBB+ and the outlook from negative to stable
2)	On March 17, 2015, Moody’s changed the long-term rating from A3 to Baa1

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

The following table shows the high and low closing prices of the common shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low closing prices of the New York Registry Shares on the New York Stock Exchange:

Philips Group

High and low closing price of common shares

2011 - 2016

		Euronext Amsterdam (EUR)		New York Stock Exchange (USD)

		high	low	high	low

January, 2016		24.50	22.15	26.68	24.04
December, 2015		25.49	23.19	27.14	25.41
November, 2015		25.88	24.40	27.29	26.05
October, 2015		24.59	21.09	26.94	23.66
September, 2015		23.29	20.79	25.86	23.19
August, 2015		25.71	21.94	28.23	24.79

2015	4th quarter	25.88	21.09	27.29	23.66
	3rd quarter	25.71	20.79	28.23	23.19
	2nd quarter	27.65	22.82	30.08	25.46
	1st quarter	27.40	23.16	30.31	27.54
2014	4th quarter	24.68	20.98	31.02	26.36
	3rd quarter	25.27	22.11	32.39	29.80
	2nd quarter	25.86	22.22	35.95	30.35
	1st quarter	28.10	23.88	38.36	33.13
2013	4th quarter	26.78	23.17	36.97	31.36
	3rd quarter	25.32	20.89	33.60	27.28
	2nd quarter	23.48	20.36	30.65	26.75
	1st quarter	23.67	20.26	31.72	26.60
2012	4th quarter	20.33	18.27	26.81	23.52
	3rd quarter	19.49	15.51	24.89	19.11
	2nd quarter	15.57	13.76	20.26	17.32
	1st quarter	16.56	14.48	21.51	18.34

2011		25.34	12.23	33.81	16.87

Annual Report 2015      261

Investor Relations 17.4

Euronext Amsterdam

Philips Group

Share price development in Amsterdam in EUR

2014 - 2015

PHIA	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2015
High	26.80	26.77	27.40	27.65	25.44	24.94	25.32	25.71	23.29	24.59	25.88	25.49
Low	23.16	24.54	25.98	25.66	24.24	22.82	22.38	21.94	20.79	21.09	24.40	23.19
Average	24.49	25.45	26.64	26.96	24.96	23.94	23.97	24.19	22.11	22.71	25.05	24.06
Average daily volume1)	9.26	5.64	5.86	7.66	6.96	8.79	7.30	6.88	6.75	6.00	6.08	6.05

2014
High	28.10	26.47	25.86	25.86	23.64	24.22	23.82	23.46	25.27	24.68	24.26	24.37
Low	25.52	25.09	23.88	22.98	22.43	22.22	23.08	22.11	23.12	20.98	22.05	22.52
Average	27.17	25.79	24.82	24.66	23.21	23.13	23.37	22.82	23.89	22.51	22.91	23.78
Average daily volume1)	6.23	5.55	6.52	6.94	5.66	5.38	5.03	4.07	5.94	7.75	5.74	5.74

1)	In millions of shares

New York Stock Exchange

Philips Group

Share price development in New York in USD

2014 - 2015

PHG	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2015
High	30.31	30.10	29.80	30.08	28.77	27.99	27.81	28.23	25.86	26.94	27.29	27.14
Low	27.54	27.80	27.83	28.57	27.29	25.46	24.87	24.79	23.19	23.66	26.05	25.41
Average	28.49	28.96	28.85	29.17	27.90	26.83	26.35	26.84	24.75	25.50	26.82	26.21
Average daily volume1)	1.34	0.80	0.77	1.56	1.16	1.73	2.04	1.77	1.60	1.21	0.93	0.90

2014
High	38.36	36.15	35.37	35.95	32.32	32.75	32.39	31.04	32.08	31.02	30.05	30.12
Low	34.61	34.04	33.13	31.75	31.08	30.35	30.80	29.80	30.14	26.36	27.61	28.04
Average	36.86	35.11	34.26	34.05	31.78	31.44	31.68	30.38	30.80	28.52	28.50	29.24
Average daily volume1)	0.70	0.56	0.49	0.57	0.48	0.69	0.93	0.55	0.77	0.78	0.60	0.57

1)	In millions of shares

Philips Group

Share information

Share listings	Amsterdam, New York

Ticker code	PHIA, PHG
No. of shares issued at Dec. 31, 2015	931 million
No. of shares outstanding issued at Dec. 31, 2015	917 million
Market capitalization at year-end 2015	EUR 21.6 billion
Industry classification
MSCI: Capital Goods	20105010
ICB: Diversified Industrials	2727
Members of indices
AEX, NYSE, DJSI, and others

262      Annual Report 2015

Investor Relations 17.4

Annual Report 2015      263

Investor Relations 17.5

17.5 Financial calendar

Financial calendar

Annual General Meeting of Shareholders

Record date Annual General Meeting of Shareholders	April 14, 2016

Annual General Meeting of Shareholders	May 12, 2016

Quarterly reports

First quarter results 2016	April 25, 2016

Second quarter results 2016	July 25, 2016

Third quarter results 2016	October 24, 2016

Fourth quarter results 2016	January 24, 20171)

Capital Markets Day

Capital Markets Day - HealthTech	September 13, 20161)

1)	Subject to final confirmation

17.6 Investor contact

Shareholder services

Holders of shares listed on Euronext Amsterdam

Philips offers a dynamic print manager on its Annual Report website that facilitates the creation and download of a customized PDF. Non-US shareholders and other non-US interested parties can make inquiries about the Annual Report 2015 to:

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

The Netherlands

Telephone: +31-20-34 42000

Fax: +31-20-62 88481

E-mail: corporate.broking@nl.abnamro.com

Holders of New York Registry shares

Philips offers a dynamic print manager on it’s Annual Report website that facilitates the creation and download of a customized PDF. Holders of New York Registry shares and other interested parties in the US can make inquiries about the Annual Report 2015 to:

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

International direct investment program

Philips offers a dividend reinvestment and direct share purchase plan designed for the US market. This program provides existing shareholders and interested investors with an economical and convenient way to purchase and sell Philips New York Registry shares and to reinvest cash dividends. Philips does not administer or sponsor the program and assumes no obligation or liability for the operation of the plan. For further information on this program and for enrollment forms, contact:

Citibank Shareholder Service

Telephone: 1-877-248-4237 (1-877-CITI-ADR)

Monday through Friday 8:30 AM EST

through 6:00 PM EST

Website www.citi.com/dr

E-mail: citibank@shareholders-online.com

or by writing to:

Citibank Shareholder Service

International Direct Investment Program

P.O. Box 2502, Jersey City, NJ 07303-2502

2016 Annual General Meeting of Shareholders

The Agenda and the explanatory notes to the Agenda for the Annual General Meeting of Shareholders on May 12, 2016, will be published on the Company’s website.

For the 2016 Annual General Meeting of Shareholders, a record date of April 14, 2016 will apply. Those persons who, on that date, hold shares in the Company, and are registered as such in one of the registers designated by the Board of Management for the Annual General Meeting of Shareholders, will be entitled to participate in, and vote at, the meeting.

Investor Relations activities

From time to time the Company communicates with investors via road shows, broker conferences and a Capital Markets Day, announced in advance on the Company’s website. The purpose of these engagements is to inform the market of the results, strategy and decisions made, as well as to receive feedback from shareholders. Furthermore, the Company engages in bilateral communications with investors. These take place either at the initiative of the Company or at the initiative of investors. The Company is generally represented by its Investor Relations department during these interactions, however, on a limited number of occasions the Investor Relations

264      Annual Report 2015

Investor Relations 17.6

department is accompanied by one or more members of the senior management. The subject matter of the bilateral communications ranges from individual queries from investors to more elaborate discussions following disclosures that the Company has made, such as its annual and quarterly reports. Also here, the Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders.

More information on the activities of Investor Relations can be found in chapter 11, Corporate governance, of this report.

Analysts’ coverage

Philips is covered by approximately 30 analysts who frequently issue reports on the company. For a list of our current analysts, please refer to: www.philips.com/a-w/about/investor/shareholder-info/analyst-coverage.html

How to reach us

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

Telephone: +31-40-27 83651

Fax: +31-40-27 86161

Website: www.philips.com/sustainability

E-mail: philips.sustainability@philips.com

Group Communications contact

Royal Philips

Philips Center, HBT 19

Amstelplein 2

1096 BC Amsterdam, The Netherlands

E-mail: group.communications@philips.com

For media contacts please refer to:

www.newscenter.philips.com/main/standard/news/contacts

Annual Report 2015      265

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

Income and capital gains

Income and capital gains derived from the common shares by a non-resident individual or non-resident corporate shareholder are generally not subject to Dutch income or corporation tax, unless (i) such income and gains are attributable to a (deemed) permanent establishment or (deemed) permanent representative in the Netherlands of the shareholder; or (ii) the shareholder is entitled to a share in the profits of an enterprise or (in case of a non-resident corporate shareholder only) a co-entitlement to the net worth of an enterprise, that is effectively managed in the Netherlands (other than by way of securities) and to which enterprise the common shares are attributable; or (iii) such income and capital gains are derived from a direct, indirect or deemed substantial participation in the share capital of the company (such substantial participation not being a business asset), and, in the case of a non-resident corporate shareholder only, it being held with the primary aim or one of the primary aims to avoid the levy of income tax or dividend withholding tax from another person; or (iv) in case of a non-resident corporate shareholder, such shareholder is a resident of Aruba, Curacao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Eustatius or Saba to which the common shares are attributable, while the profits of such shareholder are taxable in the Netherlands pursuant to article 17(3)(c) of the Dutch Corporate Income Tax Act 1969; or (v) in case of a non-resident individual, such individual derives income or capital gains from the common shares that are taxable as benefits from ‘miscellaneous activities’ in the Netherlands ( resultaat uit overige werkzaamheden, as

266      Annual Report 2015

Investor Relations 17.7

defined in the Dutch Income Tax Act 2001), which includes the performance of activities with respect to the ordinary shares that exceed regular portfolio management. It is noted that pursuant to Dutch tax law changes as per 1 January 2016, in deviation from the applicable wording for 2015 under (iii) above, a non-resident corporate shareholder that holds a direct, indirect or deemed substantial participation in the Company is subject to Dutch corporation tax if such substantial participation is being held with the primary aim or one of the primary aims to avoid the levy of income tax or dividend withholding tax from another person and is put in place without valid commercial reasons that reflect economic reality.

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

Annual Report 2015      267

Investor Relations 17.7

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

268      Annual Report 2015

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

Fees and Payments made by the Agent to Philips

The Agent has agreed to reimburse certain expenses of Philips related to the Program and incurred by Philips in connection with the Program. In the year ended December 31, 2015 the Agent reimbursed to Philips, or paid amounts on Philips behalf to third parties, a total sum of EUR 1,009,956.

The table below sets forth the types of expenses that the Agent has agreed to reimburse and the amounts reimbursed in the year ended December 31, 2015:

Category of Expense Reimbursed to Philips in EUR

amount reimbursed in the year ended December 31, 2015

Program related expenses such as legal fees and New York Stock Exchange listing fees	92,635
A portion of the issuance and cancellation fees actually received by the Agent from holders of New York Registry Shares, net of Program-related expenses already reimbursed by the Agent to Philips.	917,322	1)

Expense reimbursed	1,009,956

1)	Translated at USD/EUR exchange rate of actual date(s) of reimbursement(s) during 2015

The Agent has also agreed to waive certain fees for standard costs associated with the administration of the program.

The table below sets forth those expenses that the Agent paid directly to third parties in the year ended December 31, 2015.

Category of Expense paid directly to third parties in EUR

amount in the year ended December 31, 2015

Reimbursement of Proxy Process expenses	10,047
Reimbursement of Legal Fee expenses
NYSE Listing Fee	82,588
Fullfillment
Expense paid directly to third parties	92,635

Under certain circumstances, including removal of the Agent or termination of the Program by Philips, Philips is required to repay the Agent certain amounts reimbursed and/or expenses paid to or on behalf of Philips.

Annual Report 2015      269

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

EBITA per common share

EBITA divided by the weighted average number of shares outstanding (basic). The same principle is used for the definition of net income per common share, replacing EBITA with net income.

Electronic Industry Citizenship Coalition (EICC)

The Electronic Industry Citizenship Coalition was established in 2004 to promote a common code of conduct for the electronics and information and communications technology (ICT) industry. EICC now includes more than 100 global companies and their suppliers.

Employee Engagement Index (EEI)

The Employee Engagement Index (EEI) is the single measure of the overall level of employee engagement at Philips. It is a combination of perceptions and attitudes related to employee satisfaction, commitment and advocacy.

Energy-using Products (EuP)

An energy-using product is a product that uses, generates, transfers or measures energy (electricity, gas, fossil fuel). Examples include boilers, computers, televisions, transformers, industrial fans and industrial furnaces.

Free cash flow

Free cash flow is the net cash flow from operating activities minus net capital expenditures.

Full-time equivalent employee (FTE)

Full-time equivalent is a way to measure a worker’s involvement in a project. An FTE of 1.0 means that the person is equivalent to a full-time worker, while an FTE of 0.5 signals that the worker works half-time.

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

270      Annual Report 2015

Definitions and abbreviations 18

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

Lives improved by Philips

To calculate how many lives we are improving, market intelligence and statistical data on the number of people touched by the products contributing to the social or ecological dimension over the lifetime of a product are multiplied by the number of those products delivered in a year. After elimination of double counts – multiple different product touches per individual are only counted once – the number of lives improved by our innovative solutions is calculated. We established our 2012 baseline at 1.6 billion a year.

Mature geographies

Mature geographies are the highly developed markets comprising of Western Europe, North America, Japan, South Korea, Israel, Australia and New Zealand.

Net debt : group equity ratio

The percentage distribution of net debt over group equity plus net debt.

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

Perfluorinated compounds (PFC)

A perfluorinated compound (PFC) is an organofluorine compound with all hydrogens replaced by fluorine on a carbon chain—but the molecule also contains at least one different atom or functional group. PFCs have unique properties to make materials stain, oil, and water resistant, and are widely used in diverse applications. PFCs persist in the environment as persistent organic pollutants, but unlike Printed Circuit Board (PCB), they are not known to degrade by any natural processes due to the strength of the carbon–fluorine bond.

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

Productivity

Philips uses Productivity internally and as mentioned in this Annual Report as a non-financial indicator of efficiency that relates the added value, being income from operations adjusted for certain items such as restructuring and acquisition-related charges plus salaries and wages (including pension costs and other social security and similar charges), depreciation of property, plant and equipment, and amortization of intangibles, to the average number of employees over the past 12 months.

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

Annual Report 2015      271

Exhibits 19

19 Exhibits

19.1 Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company.

Exhibit 2 (b) (1)	Indenture between Koninklijke Philips N.V. and Deutsche Bank Trust Company Americas, Trustee, dated as of March 11, 2008, as supplemented by the First Supplemental Indenture (Incorporated by reference to Exhibits 4.1 and 4.2 of Registration Statement on Form F-3 No. 333-179889). The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one other instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Services contracts of the members of the Board of Management.

Exhibit 4 (a)	Services contract between the Company and F.A. van Houten.

Exhibit 4 (b)	Services contract between the Company and A. Bhattacharya.

Exhibit 4 (c)	Services contract between the Company and P.A.J. Nota.

Exhibit 7	Ratio of earnings to fixed charges

Exhibit 8	List of Subsidiaries.

Exhibit 12 (a)	Certification of F.A. van Houten filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of A. Bhattacharya filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of F.A. van Houten furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of A. Bhattacharya furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	Letter of KPMG relating to disclosure under Item 16F

Exhibit 15 (c)	Description of industry terms.

272      Annual Report 2015

Exhibits 19.2

19.2 Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KONINKLIJKE PHILIPS N.V.

(Registrant)

/s/ F.A. van Houten	/s/ A. Bhattacharya
F.A. van Houten	A. Bhattacharya
(CEO, Chairman of the Board of Management and the Executive Committee)	(Executive Vice-President, Chief Financial Officer, member of the Board of Management and the Executive Committee)

Date: February 23, 2016

Annual Report 2015      273

Exhibits 19.3

19.3 Exhibits

Exhibit 1	English translation of the Articles of Association of the Company.

Exhibit 2 (b) (1)	Indenture between Koninklijke Philips N.V. and Deutsche Bank Trust Company Americas, Trustee, dated as of March 11, 2008, as supplemented by the First Supplemental Indenture (Incorporated by reference to Exhibits 4.1 and 4.2 of Registration Statement on Form F-3 No. 333-179889). The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one other instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Services contracts of the members of the Board of Management.

Exhibit 4 (a)	Services contract between the Company and F.A. van Houten.

Exhibit 4 (b)	Services contract between the Company and A. Bhattacharya.

Exhibit 4 (c)	Services contract between the Company and P.A.J. Nota.

Exhibit 7	Ratio of earnings to fixed charges

Exhibit 8	List of Subsidiaries.

Exhibit 12 (a)	Certification of F.A. van Houten filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of A. Bhattacharya filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of F.A. van Houten furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of A. Bhattacharya furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	Consent of independent registered public accounting firm.

Exhibit 15 (b)	Letter of KPMG relating to disclosure under Item 16F

Exhibit 15 (c)	Description of industry terms.

274      Annual Report 2015