Form 20-F
period 2016-12-31
KONINKLIJKE PHILIPS NV
filed 2017-02-21
CIK 313216

As filed with the Securities and Exchange Commission on February 21, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Class	Outstanding at December 31, 2016
Koninklijke Philips N.V.	929,644,864 shares, including
Common Shares par value EUR 0.20 per share	7,208,301 treasury shares

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

Significant developments

In September 2014, Philips announced its plan to sharpen its strategic focus by establishing two stand-alone companies focused on the HealthTech and Lighting opportunities respectively. To this end, a stand-alone structure was established for Philips Lighting within the Philips Group, effective February 1, 2016. Then, on May 27, 2016, Philips Lighting was listed and started trading on Euronext in Amsterdam under the symbol ‘LIGHT’. Following the listing of Philips Lighting, Philips retained a 71.225% stake and continued to consolidate Philips Lighting through 2016. On February 8, 2017, Philips announced that it had successfully completed an accelerated bookbuild offering to institutional investors and to Philips Lighting of 26.0 million shares in Philips Lighting, reducing Philips’ stake in Philips Lighting’s issued and outstanding share capital from 71.225% to approximately 55.180%. The transaction is in line with Philips’ stated objective to fully sell down its stake in Philips Lighting over the next several years.

Philips has signed an agreement to sell an 80.1% interest in the combined Lumileds and Automotive businesses to certain funds managed by affiliates of Apollo Global Management, LLC. Philips will retain the remaining 19.9% interest. The transaction is expected to be completed in the first half of 2017, subject to customary closing conditions, including the relevant regulatory approvals.

The integration of Volcano, a US-based global leader in catheter-based imaging and measurement solutions for cardiovascular applications, into our Image-Guided Therapy business group has been successful, helping to drive synergies and improved performance.

2      Annual Report 2016

Annual Report 2016      3

Introduction

Introduction

This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2016 of Koninklijke Philips N.V. (the 2016 Form 20-F). Reference is made to the Form 20-F cross reference table herein. Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) this introduction and the cautionary statement “forward-looking statements” on the next two pages and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. Any additional information in this document which is not referenced in the Form 20-F cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference, shall not be part of the 2016 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The terms “Philips”, the “Company”, “Group”, “we”, “our” and “us” refer to Koninklijke (Royal) Philips N.V. and as applicable to its subsidiaries and/or its interest in joint ventures and associates.

IFRS based information

The audited consolidated financial statements as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, included in the 2016 Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2016 have been endorsed by the EU, except that the EU did not adopt certain paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-GAAP financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Reference is made in chapter 4, Reconciliation of non-GAAP information, of this report.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full year information regarding 2016 is not yet available to Philips, market share statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of fair-value measurement

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market values are not readily available, fair values are estimated using valuation models, and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the financial statements.

Independent valuations may have been obtained to support management’s determination of fair values.

Documents on display

It is possible to read and copy documents referred to in the 2016 Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Philips SEC filings are also publicly available through the SEC’s website at www.sec.gov.

For definitions and abbreviations reference is made to chapter 15, Definitions and abbreviations, of this report.

4      Annual Report 2016

Introduction

Forward-looking statements

Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement.

This document, including the information referred to in the Form 20-F cross reference table, contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management objectives, market trends, market standing, product volumes, business risks, the implementation of our Accelerate! program, the statements in Item 5 “Operating and financial review and prospects” with regards to trends in results of operations, margins overall market trends, risk management, exchange rates, the statements in Item 8 “Financial Information” relating to legal proceedings and goodwill and statements in Item 11 “Quantitative and qualitative disclosure about market risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward- looking in nature. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include, but are not limited to, domestic and global economic and business conditions, developments within the euro zone, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, intellectual property, disputes, data protection challenges, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition and the state of international capital markets as they may affect the timing and nature of the disposition by Philips of its interests in Philips Lighting and the Lumileds and Automotive business.

As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, reference is made to the information in Item 3D “Risk Factors”.

Annual Report 2016      5

Form 20-F cross reference table

Form 20-F cross reference table

Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) the Introduction and the cautionary statements concerning forward-looking statements of this report on pages 4-5, and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. The content of Philips’ websites and other websites referenced herein should not be considered to be a part of or incorporated into the 2016 Form 20-F. Any additional information which is not referenced in the Form 20-F cross reference table or the Exhibits themselves shall not be deemed to be so incorporated by reference, shall not be part of the 2016 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The table below sets out the location in this document of the information required by SEC Form 20-F. The exact location is included in the column ‘Location in this document’. The column ‘Page’ includes the starting page of the section/ paragraph for reference only.

6      Annual Report 2016

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
Part 1
1	Identity of directors, senior management and advisors	Not applicable
2	Offer statistics and expected timetable	Not applicable
3	Key information

	A Selected financial data	13.1. Five-year overview (condensed)	237
		14.1. Key financials and dividend - Proposed distribution	238
		14.1. Key financials and dividend - Information for investors in New York Registry shares program	238

	B Capitalization and indebtedness	Not applicable

	C Reason for the offer and use of proceeds	Not applicable

	D Risk factors	5.2. Risk categories and factors - Second paragraph	77
		5.3. Strategic risks	77
		5.4. Operational risks	79
		5.5. Compliance risks	81
		5.6. Financial risks	82
4	Information on the Company

	A History and development of the company	Contents - Significant developments	2
		2.1.6. Restructuring and impairment charges	25
		2.1.11. Discontinued operations	26
		2.1.13. Acquisitions and divestments	27
		2.1.15. Net cash provided by (used for) continuing operations	29
		3. Segment performance - Our structure in 2016	49
		9. Corporate governance - Corporate governance of the Philips Group - Introduction	97
		9.5. Investor Relations - Corporate seat and head office	109
		Note 3 Discontinued operations and other assets classified as held for sale	143
		Note 4 Acquisitions and divestments	144
		Note 31 Subsequent events	191
		14.6. Investor contact - How to reach us	245

	B Business Overview	Introduction - Third-party market share data	4
		2.1. Financial performance - from 2.1.1 to 2.1.14	16
		2.1.24. Procurement	34
		3. Segment performance - Our structure in 2016	49
		3.1.1. About Personal Health businesses	51
		3.1.3. 2016 financial performance	52
		3.2.1. About Diagnosis & Treatment businesses	54
		3.2.3. 2016 financial performance	56
		3.3.1. About Connected Care & Health Informatics businesses	58
		3.3.3. 2016 financial performance	60
		3.4.1. About HealthTech Other	62
		3.4.3. 2016 financial performance	64
		3.5.2. About Lighting	65
		3.5.4. 2016 financial performance	66
		3.6. Legacy Items	68
		3.6.1. 2016 financial performance	68
		5.1. Our approach to risk management	73
		5.3. Strategic risks - Last paragraph	77
		5.4. Operational risks - Fourth & fifth paragraph	79
		5.5. Compliance risks	81
		9. Corporate governance - Corporate governance of the Philips Group -	97
		Introduction
		Note 2 Information by segment and main country	141
		12.3.8. Supplier indicators - Responsible Sourcing of Minerals	221

Annual Report 2016      7

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
		15. Definitions and abbreviations	251

	C Organizational structure	3. Segment performance - Our structure in 2016	49
		Note 2 Information by segment and main country	141
		Note 5 Interests in entities	145
		16.6. Exhibit 8	271

	D Property, plant and equipment	Note 2 Information by segment and main country	141
		Note 10 Property, plant and equipment	154
		Note 19 Provisions - Environmental provisions	164
		Note 24 Contractual obligations	173
		Note 25 Contingent assets and liabilities - Contingent liabilities - Environmental remediation	174
4A	Unresolved staff comments	Not applicable
5	Operating and financial review and prospects
	A Operating results	4. Reconciliation of non-GAAP information	69
		2.1. Financial performance - Management summary	16
		2.1. Financial performance - from 2.1.1 to 2.1.14	16
		2.5. Critical accounting policies	47
		3.1.1. About Personal Health businesses	51
		3.1.3. 2016 financial performance	52
		3.2.1. About Diagnosis & Treatment businesses	54
		3.2.3. 2016 financial performance	56
		3.3.1. About Connected Care & Health Informatics businesses	58
		3.3.3. 2016 financial performance	60
		3.4.1. About HealthTech Other	62
		3.4.3. 2016 financial performance	64
		3.5.2. About Lighting	65
		3.5.4. 2016 financial performance	66
		3.6. Legacy Items	68
		3.6.1. 2016 financial performance	68
		5.3. Strategic risks	77
		5.4. Operational risks	79
		5.5. Compliance risks	81
		5.6. Financial risks	82
		Note 3 Discontinued operations and other assets classified as held for sale	143
		Note 4 Acquisitions and divestments	144
		Note 6 Income from operations	147
		Note 7 Financial income and expenses	149
		Note 11 Goodwill	155
		Note 12 Intangible assets excluding goodwill	157
		Note 30 Details of treasury / other financial risks	187

	B Liquidity and capital resources	2.1. Financial performance	16
		Note 17 Equity	159
		Note 18 Debt	162
		Note 23 Cash flow statement supplementary information	173
		Note 24 Contractual obligations	173
		Note 30 Details of treasury / other financial risks	187

	C Research and development, patents and licenses, etc.	2.1.4. Research and development	23
		3.4.1. About HealthTech Other	62

	D Trend information	2.1. Financial performance	16
		2.1.24. Procurement	34
		5.3. Strategic risks- First & second paragraph	77

8      Annual Report 2016

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
	E Off-balance sheet arrangements	2.1.23. Cash obligations	33
		Note 24 Contractual obligations	173
		Note 25 Contingent assets and liabilities	174
		Note 30 Details of treasury / other financial risks	187

	F Tabular disclosure of contractual obligations	2.1.23. Cash obligations	33
		Note 24 Contractual obligations	173

	G Safe Harbor	Forward-looking statements	5
6	Directors, senior management and employees

	A Directors and senior management	6. Management	84
		7. Supervisory Board	85
		9.1. Board of Management and Executive Committee - Introduction	98
		9.1. Board of Management and Executive Committee - (Term of) Appointment and conflicts of interest	98
		9.2. Supervisory Board - (Term of) Appointment, individual data and conflicts of interests	101

	B Compensation	Note 27 Share-based compensation	177
		Note 28 Information on remuneration	180
		8.2. Report of the Remuneration Committee	89

	C Board practices	6. Management	84
		7. Supervisory Board	85
		8. Supervisory Board report	86
		9.1. Board of Management and Executive Committee	98
		9.2. Supervisory Board	101
		9.4. Meeting logistics and other information - Internal controls and disclosure policies	107
		9.4. Meeting logistics and other information - Auditor information	107

	D Employees	2.2.4. Employment	38
		Note 6 Income from operations - Employees	147

	E Share ownership	9.1. Board of Management and Executive Committee - Amount and composition of the remuneration of the Board of Management	98
		Note 17 Equity	159
		Note 27 Share-based compensation	177
		Note 28 Information on remuneration	180
7	Major shareholders and related party transactions

	A Major shareholders	9.5. Investor Relations - Major shareholders and other information for shareholders	109
		9.6. Additional information - Articles of association	110
		14.2. Share information	240

	B Related party transactions	3.5.6 Separation of Lighting	67
		9.1. Board of Management and Executive Committee	98
		Note 5 Interests in entities	145
		Note 26 Related-party transactions	177

	C Interests of experts and counsel	Not applicable
8	Financial information

Annual Report 2016      9

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page

	A Consolidated statements and other financial information	10. Group financial statements - from 10.4 to 10.9	114
		10.2. Report of the independent auditors	115
		10.4. Independent auditors’ reports on the consolidated financial statements	118
		14.1. Key financials and dividend - Dividend policy	238

	B Significant changes	Note 31 Subsequent events	191
9	The offer and listing

	A Offer and listing details	14.4. Performance in relation to market indices	242

	B Plan of distribution	Not applicable

	C Markets	14.4. Performance in relation to market indices	242

	D Selling shareholders	Not applicable

	E Dilution	Not applicable

	F Expense of the issue	Not applicable
10	Additional information

	A Share capital	Not applicable

	B Memorandum and articles of association	9.1. Board of Management and Executive Committee - (Term of) Appointment and conflicts of interest	98
		9.2. Supervisory Board - (Term of) Appointment, individual data and conflicts of interest	101
		9.3. General Meeting of Shareholders - Introduction	105
		9.3. General Meeting of Shareholders - Main powers of the General Meeting of Shareholders	105
		9.4. Meeting logistics and other information	107
		9.6. Additional information - Articles of association	110
		16.1. Index of exhibits - Exhibit 1	253

	C Material contracts	8.2.2. Contracts for the provision of services	90

	D Exchange controls	9.6. Additional information- Exchange controls	110

	E Taxation	14.7. Taxation	246

	F Dividends and paying agents	Not applicable

	G Statements by experts	Not applicable

	H Documents on display	Introduction - Documents on display	4

	I Subsidiary information	Not applicable
11	Quantitative and qualitative disclosure about market risk

	A Quantitative information about market risk	Note 30 Details of treasury / other financial risks	187

	B Qualitative information about market risk	Note 30 Details of treasury / other financial risks	187

	C Interim periods	Not applicable

10      Annual Report 2016

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page

	D Safe harbor	Note 30 Details of treasury / other financial risks	187
		Forward-looking statements	5

	E Small business issuers	Not applicable
12	Description of securities other than equity securities

	A Debt securities	Not applicable

	B Warranty and rights	Not applicable

	C Other securities	Not applicable

	D American depository shares	14.8. New York Registry Shares	249

Part 2
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures

	A Disclosure controls and procedures	10.1.1. Disclosure controls and procedures	115

	B Management Annual Report on internal control over financial reporting	10.1. Management’s report on internal control	115

	C Attestation report of the registered public accounting firm	10.3. Independent auditors’ report on internal control over financial reporting	117

	D Changes in internal control over financial reporting	10.1.2. Changes in internal control over financial reporting	115
16A	Audit Committee Financial Expert	9.2. Supervisory Board - The Audit Committee	101
16B	Code of Ethics	5.1. Our approach to risk management - Financial Code of Ethics	73
16C	Principal Accountant Fees and Services	8.3. Report of the Audit Committee	95
		9.4. Meeting logistics and other information - Auditor policy	107

		Note 6 Income from operations - Audit fees	147
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	9.3. General Meeting of Shareholders - Repurchase and issue of (rights to) own shares	105
		14.2. Share information - Share repurchase programs for capital reduction purposes	240
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	9. Corporate governance - Corporate governance of the Philips Group - Introduction	97
		9.6. Additional information - General	110
		9.6. Additional information - Board structure
		9.6. Additional information - Independence of members of our Supervisory Board
		9.6. Additional information - Committees of our Supervisory Board
		9.6. Additional information - Equity compensation plans
		9.6. Additional information - Code of business conduct
16H	Mine Safety Disclosure	Not applicable

Annual Report 2016      11

Form 20-F cross reference table

Item	Form 20-F caption	Location in this document	Page
Part 3
17	Financial statements	Not applicable
18	Financial statements	10. Group financial statements - from 10.4 to 10.9	114
19	Exhibits	16.1. Index of exhibits	253

12      Annual Report 2016

Message from the CEO 1

1 Message from the CEO

“We have transformed Philips into a focused leader in health technology, delivering innovation to help people manage their health and to support care providers in delivering care effectively.”

Frans van Houten, CEO Royal Philips

Dear Stakeholder,

I am very excited about the future of Philips as a focused leader in health technology, innovating new approaches to global health challenges. 2016 was a defining year for our company as we celebrated our 125th year as an innovation company and continued to advance our transformation. Our strategic focus is already delivering results.

We have successfully integrated our Volcano acquisition, achieving multiple quarters of double-digit growth, significant growth synergies with our image-guided therapy business, and cost synergies well beyond our original plans.

We separated the Lighting business, executing a complex project on time and below budget. In May we successfully listed Philips Lighting on the Amsterdam Euronext stock exchange, giving it the opportunity to build on its leadership position in the exciting lighting industry. In its first year as a stand-alone company, Philips Lighting delivered strong LED sales growth and a significant increase in profitability, demonstrating the continued progress that the largest lighting company in the industry is making. In February 2017 we further reduced our stake in Philips Lighting’s issued and outstanding share capital to approximately 55%, in line with our stated aim to fully sell down our stake in Philips Lighting over the next several years. Separately, in December we signed an agreement to sell the combined Lumileds and automotive lighting businesses, effectively completing our portfolio transformation.

I am pleased with the momentum in the overall business performance of our HealthTech portfolio as our health technology businesses posted 5% comparable sales growth1 and a significant increase in profitability. At the same time, we again stepped up our investments in quality, growth initiatives and innovation.

Our solutions approach – where we combine suites of systems, smart devices, software and services to help our customers improve patient outcomes and productivity – continues to gain traction, as evidenced by 11% solutions revenue growth in the year and our winning 15 new long-term strategic partnerships around the world with an aggregate value of approximately EUR 900 million.

In 2016, our products and services improved the lives of 2.1 billion people around the world. We also launched our new five-year ‘Healthy people, sustainable planet’ program, supporting the aim of improving the lives of 3 billion people per year by 2025 and becoming carbon-neutral in our operations by 2020. And at the World Economic Forum in January 2017 the Chairman of our Supervisory Board and I signed the Compact for Responsive and Responsible Leadership, an initiative to promote and align the long-term sustainability of corporations and the long-term goals of society, with an inclusive approach for all stakeholders.

Our overall 2016 performance gives me great confidence for the future as we build upon outstanding positions in the hospital and the home, expand our solutions capability and continue to deliver on the promise of digitization and smart, connected care.

Transforming the delivery of care

As consumers take a more active role in managing their health, we see professional healthcare and consumer health converging. This provides a tremendous opportunity for technology to play a role in data-enabled healthcare delivery, also supporting the shift from hospital care and acute reactive care to more proactive ambulatory and home care.

Through our market-leading propositions in personal health, we have natural touchpoints with consumers to promote healthy lifestyles, which are critical to good health. For example, our Dream Family is a comprehensive solution comprising sleep therapy devices, a comfortable mask, therapy management software and services to provide a good night’s sleep for people with obstructive sleep apnea. And our connected Sonicare toothbrushes with smart sensor technology help to improve oral healthcare through real-time feedback and post-brush analytics.

[1]	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this Annual Report

Annual Report 2016      13

Message from the CEO 1

In the hospital we are leading in integrated diagnostic solutions across various disciplines including radiology, pathology and genomics, combining advanced imaging modalities and clinical decision support aided by artificial intelligence and practice management software.

We are leading in image-guided, minimally invasive therapies which, compared with open surgery, have the benefits reduced patient trauma, shorter recovery times and higher productivity. Our suites of interventional imaging technologies and navigation software, combined with interventional devices such as smart catheters, enable complex procedures in cardiology and oncology, for example. Our enterprise patient monitoring informatics solutions greatly reduce adverse events for patients and lighten the workload for nurses. And we are increasing our contribution to improve population health management with data analytics and targeted programs to improve health outcomes of patient cohorts with multiple co-morbidities and to reduce costs.

HealthSuite, our secure yet open healthcare Internet of Things cloud platform, connects patients and millions of devices with care providers, supported by powerful artificial intelligence. It ‘connects the dots’, enabling the flow of data needed to support first-time-right precision diagnoses and to deliver personalized treatments. At Philips, we believe this will improve outcomes, reduce costs and increase well-being.

Our initiative to build primary care capacity in developing markets through the Community Life Centers has passed its clinical and practical validation tests and will soon be ready for further roll-out, with the aim of cost-effectively improving access to care for millions of people.

Significant opportunities for value creation

Our EUR 17 billion health technology portfolio serves markets that offer attractive prospects in terms of growth and profitability.

We see a great opportunity to further improve our operational performance and to deal forthrightly with the possible impact of regulatory investigations. We believe we are making progress in improving our customer excellence programs and in strengthening margins through productivity. This is a continuation of our Accelerate! program, where there is considerable scope for ‘self-help’ by applying the Philips Business System. We will drive higher productivity by lowering the cost of goods, non-manufacturing cost and the cost of non-quality, while at the same time embedding the digital transformation in everything we do. Digitization is a great enabler of cutting-edge value propositions, as well as driving higher levels of customer service, productivity and quality.

Second, we see opportunities to boost growth in our existing core health technology businesses. We will do this by executing more effectively on customer partnerships, further transforming the business model from ‘transactional’ to one of ‘long-term partnerships’, with shared business goals and recurring revenue streams. Another proven avenue of growth is via geographical adjacencies. This approach has worked well in our Personal Health businesses, where we have taken products that have been successful in the United States or Japan, for example, and brought them into emerging economies, where there is a huge appetite for innovation and our brand. We anticipate market share gains in several of our businesses, including our Diagnostic Imaging business, which has largely overcome the incidents of the past.

Third, we are driving future growth and profit expansion with our shift to solutions. We are investing strongly in research and development for value-added, integrated solutions along the health continuum, most notably in the areas of precision diagnostics, cardiology, oncology, respiratory, and population health.

14      Annual Report 2016

Message from the CEO 1

Roadmap to win

We do need to navigate carefully the many potential geo-political risks that we see today. Given that we have a balanced footprint across the world, we believe this is manageable. We are also still exposed to certain risks from legacy issues, which we aim to manage with strong focus and care.

In conclusion

I would like to thank all our customers and stakeholders for their continued support. I would also like to pay tribute to our teams around the world for their outstanding work – and the progress they achieved – in the course of the year.

With a strong commitment to continuous improvement, we will deliver the meaningful innovation and quality our customers expect – and take the next steps on our journey to reach our goal of improving the lives of 3 billion people a year by 2025!

Frans van Houten

Chief Executive Officer

Annual Report 2016      15

Group performance 2

2 Group performance

“Our strategic focus on health technology and the successful separation of Lighting has delivered two winning companies and a significant improvement in Group performance. Our net income more than doubled to EUR 1.5 billion while our income from operations increased to EUR 1.9 billion from EUR 1.0 billion in the previous year. Improved earnings and tight management of working capital generated EUR 1.9 billion of cash from our operating activities.”

Abhijit Bhattacharya, CFO Royal Philips

2.1 Financial performance

Management summary

The year 2016

•

Sales rose to EUR 17.4 billion, a nominal increase of 4%, in our HealthTech portfolio. On a comparable basis1) sales increased by 5% in our HealthTech portfolio, which combines our Personal Health businesses, Diagnosis & Treatment businesses, Connected Care & Health Informatics businesses, HealthTech Other and Legacy Items. Lighting posted a 5% decline on a nominal basis and a 2% decline on a comparable basis1). Overall, Group sales increased by 1% on a nominal basis and 3% on a comparable basis1), to EUR 24.5 billion.

•

Our Personal Health businesses’ sales increased to EUR 7,099 million, an increase of 5% on a nominal basis. The 7% growth on a comparable basis1) was driven by double-digit growth in Health & Wellness and mid-single-digit growth in Personal Care, Sleep & Respiratory Care and Domestic Appliances.

•

Our Diagnosis & Treatment businesses’ sales amounted to EUR 6,686 million, an increase of 3% on a nominal basis. The 4% growth on a comparable basis1) was driven by double-digit growth in Image-Guided Therapy and low-single-digit growth in Diagnostic Imaging, while Ultrasound was in line with 2015.

•

Our Connected Care & Health Informatics businesses’ sales rose to EUR 3,158 million, an increase of 5% on a nominal basis. The 4% growth on a comparable basis1) was driven by mid-single-digit growth in Patient Care & Monitoring Solutions and low-single-digit growth in Healthcare Informatics, Solutions & Services, partly offset by a low-single-digit decline in Population Health Management.

•

Lighting’s operational performance continued to improve year-on-year. Sales in 2016 were EUR 7,094 million. Comparable sales1) reflected double-digit growth in LED and Home, which was more than offset by a double-digit decline in Lamps and a low-single-digit decline in Professional.

•

In line with our mission to improve people’s lives, we have embedded sustainability at the heart of our business processes, and Green Revenues, including products and solutions sales, increased to 64% of total revenues in 2016. In recognition of our sustainability achievements, Philips was named industry group leader in the Capital Goods category in the 2016 Dow Jones Sustainability Index.

•

Net income amounted to EUR 1.5 billion and increased by EUR 832 million compared to 2015, driven by improved performance in the HealthTech portfolio and in Lighting as well as the Funai arbitration award, partly offset by higher financial expenses and tax charges. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.

•

Adjusted income from operations1) totaled EUR 2.2 billion, compared to EUR 1.4 billion a year earlier. Our three cost savings programs all delivered ahead of plan in 2016. We achieved EUR 269 million of gross savings in overhead costs, EUR 418 million of gross

16      Annual Report 2016

Group performance 2.1

savings in procurement, and our End2End process improvement program delivered productivity savings of EUR 204 million.

•

Net cash provided by operating activities increased from EUR 1.2 billion in 2015 to EUR 1.9 billion, mainly due to higher earnings and lower outflows related to pension de-risking settlements, partly offset by a EUR 280 million outflow related to the Masimo agreements and a EUR 91 million premium payment related to the October 2016 bond redemption.

•	As of October 20, 2016, Philips had completed the 3-year EUR 1.5 billion share buy-back program. During the year Philips returned EUR 868 million in dividends and shares repurchase.

Philips Group

Key data in millions of EUR unless otherwise stated

2014 - 2016

	2014	2015	2016

Condensed statement of income
Sales	21,391	24,244	24,516
Income from operations (EBIT)	486	992	1,882
as a % of sales	2.3%	4.1%	7.7%
Adjusted income from operations1)	821	1,372	2,235
as a % of sales	3.8%	5.7%	9.1%
Financial income and expenses	(301)	(369)	(493)
Income tax expense	(26)	(239)	(327)
Investments in associates	62	30	13

Income from continuing operations	221	414	1,075
Income from Discontinued operations - net of income tax	190	245	416

Net income	411	659	1,491

Other indicators
Net income attributable to shareholders per common share in EUR:
basic	0.45	0.70	1.58
diluted	0.45	0.70	1.56
Net cash provided by operating activities	1,303	1,167	1,904
Net capital expenditures	(806)	(842)	(831)
Employees (FTEs)	113,678	112,959	114,731
Continuing operations	105,365	104,204	105,223
Discontinued operations	8,313	8,755	9,508

The year 2015

•

Sales rose to EUR 16.8 billion, a nominal increase of 16% in our HealthTech portfolio. Lighting sales increased by 8% on a nominal basis. Overall, nominal sales for the Group increased by 13%. On a comparable basis1), sales increased by 4.4% in our HealthTech portfolio, which combines our Personal Health businesses, Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses, HealthTech Other and Legacy Items. Lighting comparable sales1) decreased by 3%. Overall, comparable sales1) for the Group increased by 2% to EUR 24.2 billion.

•

Personal Health businesses’ sales increased to EUR 6,751 million, an increase of 14% on a nominal basis. The 5% increase on a comparable basis1) was driven by double-digit growth in Health & Wellness and high-single-digit growth in Personal Care.

•

Diagnosis & Treatment businesses’ sales rose to EUR 6,484 million, an increase of 23% on a nominal basis. The 6% increase on a comparable basis1) was driven by double-digit growth in Diagnostic Imaging, low-single-digit growth in Ultrasound and flat year-on- year comparable sales1) in Image-Guided Therapy.

•

Connected Care & Health Informatics businesses’ sales amounted to EUR 3,022 million, an increase of 13% on a nominal basis. On a comparable basis1), flat year-on-year due to low-single-digit sales were growth in Healthcare Informatics, Solutions & Services, partly offset by a low-single-digit decline in Population Health Management.

•

Lighting recorded another year of operational improvements, resulting in a substantial increase in profitability. Sales in 2015 totaled EUR 7,438 million. LED business performance improved strongly. On a full-year basis LED accounted for 43% of total Lighting sales. In the conventional lamps business Lighting continued to gain market share in a declining market and improved profitability combined with a solid cash flow. On a nominal basis, Lighting increased by 8%. On a comparable basis1), the expected decline in conventional Lighting led to a 3% decrease for the Lighting business overall.

•

In line with our mission to improve people’s lives, we have embedded sustainability at the heart of our business processes, and Green Revenues, including products and solutions sales, increased to 61% of total revenues in 2015. In recognition of our sustainability achievements, Philips was named industry leader in the Industrial Conglomerates category in the 2015 Dow Jones Sustainability Index.

•

Net income amounted to EUR 659 million, a 60% increase from EUR 411 million in 2014. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.

•

Adjusted income from operations1) totaled EUR 1.4 billion, compared to EUR 821 million a year earlier. Our three cost savings programs all delivered ahead of plan in 2015. We achieved EUR 290 million of gross savings in overhead costs, EUR 379 million of gross savings in procurement, and our End2End process improvement program delivered productivity savings of EUR 187 million.

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

Annual Report 2016      17

Group performance 2.1.1

•

Net cash provided by operating activities decreased from EUR 1.3 billion in 2014 to EUR 1.1 billion, mainly due to CRT litigation claims, higher outflows related to pension de-risking settlements, partly offset by higher earnings.

•	By the end of the year we had also completed 74% of the EUR 1.5 billion- share buy-back program.

2.1.1 Sales

The year 2016

The composition of sales growth in percentage terms in 2016, compared to 2015, is presented in the table below.

Philips Group

Sales growth composition in %

2016 versus 2015

	nominal growth	currency effects	consolidation changes	comparable growth1)

Personal Health	5.2	2.0	0.0	7.2
Diagnosis & Treatment	3.1	0.9	(0.4)	3.6
Connected Care & Health Informatics	4.5	0.1	(0.1)	4.5
HealthTech Other	(5.0)	0.0	0.0	(5.0)
Lighting	(4.6)	2.1	0.2	(2.3)

Philips Group	1.1	1.4	0.2	2.7

Group sales amounted to EUR 24,516 million in 2016, which represents 1% nominal growth compared to 2015. Adjusted for a 2% negative currency effect and consolidation impact, comparable sales1) were 3% above 2015.

Our Personal Health businesses’ sales amounted to EUR 7,099 million, which was EUR 348 million higher than in 2015, or 5% higher on a nominal basis. The 7% growth on a comparable basis1) was drive by double-digit growth in Health & Wellness, and mid-single-digit growth in Personal Care, Domestic Appliances and Sleep & Respiratory Care. From a geographic perspective, on a comparable basis1) both mature and growth geographies, achieved high-single-digit growth.

Our Diagnosis & Treatment businesses’ sales amounted to EUR 6,686 million, which was EUR 202 million higher than in 2015, or 3% higher on a nominal basis. The 4% growth on a comparable basis1) was driven by double-digit growth in Image-Guided Therapy, low-single-digit growth in Diagnostic Imaging, while Ultrasound was in line with 2015. From a geographic perspective, comparable sales1) in growth geographies showed double-digit growth, while mature geographies sales were in line with 2015.

Our Connected Care & Health Informatics businesses’ sales amounted to EUR 3,158 million, which was EUR 136 million higher than in 2015, or 5% higher on a nominal basis. The 4% growth on a comparable basis1) reflected mid-single-digit growth in Patient Care & Monitoring Solutions, low-single-digit growth in Healthcare Informatics, Solutions & Services and a low-single-digit decline in Population Health Management. From a geographic perspective, comparable sales1) in mature geographies showed mid-single-digit growth, while growth geographies sales reported low-single-digit growth.

Lighting sales amounted to EUR 7,094 million, which was EUR 344 million lower than in 2015 and 5% lower on a nominal basis. The 2% decline on a comparable basis1) reflected double-digit growth in LED and Home, which was more than offset by an anticipated double-digit decline at Lamps and a low-single-digit decline at Professional. From a geographic perspective, comparable sales1) showed a low-single-digit decline in growth and mature geographies.

HealthTech Other reported sales of EUR 478 million, which reflected EUR 38 million lower royalty income due to the foreseen expiration of licenses, partly offset by one-time patent license deals and strong double-digit growth in Emerging Businesses.

The year 2015

The composition of sales growth in percentage terms in 2015, compared to 2014, is presented in the table below.

Philips Group

Sales growth composition in %

2015 versus 2014

	nominal growth	currency effects	consolidation changes	comparable growth1)

Personal Health	13.5	(8.6)	0.0	4.9
Diagnosis & Treatment	22.7	(10.9)	(5.7)	6.1
Connected Care & Health Informatics	12.6	(12.2)	0.0	0.4
HealthTech Other	3.3	(0.3)	(1.9)	1.1
Lighting	8.2	(8.5)	(2.2)	(2.5)

Philips Group	13.3	(9.4)	(1.7)	2.2

Group sales amounted to EUR 24,244 million in 2015, which represents 13% nominal growth compared to 2014. Nominal sales were up 14% in the Personal Health businesses, 23% in the Diagnosis & Treatment businesses, 13% in the Connected Care & Health Informatics businesses and 8% in Lighting.

Adjusted for a 9% positive currency effect and 2% consolidation impact, comparable sales1) were 2% above 2014. Comparable sales1) were up 5% in the Personal Health businesses and 6% in the Diagnosis & Treatment businesses, while the Connected Care & Health Informatics businesses were in line with 2014 and Lighting reported a comparable sales1) decline of 3%.

Our Personal Health businesses’ sales amounted to EUR 6,751 million, which was EUR 803 million higher than in 2014, or 14% higher on a nominal basis. The 5% increase on a comparable basis1) was mainly driven by

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

18      Annual Report 2016

Group performance 2.1.2

double-digit growth in Health & Wellness, high-single-digit growth in Personal Care and low-single-digit growth in Sleep & Respiratory Care and Domestic Appliances. From a geographic perspective, comparable sales1) in growth geographies recorded high-single-digit growth and mature geographies recorded low-single-digit growth.

Our Diagnosis & Treatment businesses’ sales amounted to EUR 6,484 million, which was EUR 1,200 million higher than in 2014, or 23% higher on a nominal basis. The 6% increase on a comparable basis1) was driven by double-digit growth in Diagnostic Imaging and mid-single-digit growth in Ultrasound, while Image-Guided Therapy sales were in line with 2014. From a geographic perspective, comparable sales1) in growth geographies achieved double-digit growth, while mature geographies recorded low-single-digit growth.

Our Connected Care & Health Informatics businesses sales amounted to EUR 3,022 million, which was EUR 338 million higher than in 2014, or 13% on a nominal basis. On a comparable basis1), sales were flat year-on- year due to low-single-digit growth in Healthcare Informatics, Solutions & Services, Patient Care & Monitoring Solutions sales in line with 2014 and low-single-digit decline in Population Health Management. From a geographic perspective, comparable sales1) in mature geographies recorded low-single-digit growth, while growth geographies recorded a high-single-digit decline.

Lighting sales amounted to EUR 7,438 million, which was EUR 564 million higher than in 2014, or 8% higher on a nominal basis. The 3% decrease on a comparable basis1) was driven by the double-digit growth in LED which was more than offset by a double-digit decline in Lamps. Home showed low single-digit-growth and Professional remained flat year-on-year. From a geographic perspective, comparable sales1) showed a mid-single-digit decline in growth geographies and a low-single-digit decline in mature geographies.

HealthTech Other reported sales of EUR 503 million, which was EUR 16 million higher than in 2014, mainly due to higher sales in Emerging Businesses.

2.1.2 Earnings

Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.

The year 2016

In 2016, Philips’ gross margin was EUR 10,612 million, or 43.3% of sales, compared to EUR 9,856 million, or 40.7% of sales, in 2015. Gross margin in 2016 included EUR 107 million of restructuring and acquisition-related charges, whereas 2015 included EUR 176 million of restructuring and acquisition-related charges. 2016 also included a EUR 12 million net release of provisions and EUR 4 million of charges related to the separation of the Lighting business. Gross margin in 2015 also included charges of EUR 35 million related to the devaluation of the Argentine peso, a EUR 28 million currency revaluation of the provision for the Masimo litigation and EUR 3 million related to the separation of the Lighting business. The year-on-year increase was driven by improved performance in the HealthTech portfolio and in Lighting, as well as lower restructuring and acquisition-related charges.

Selling expenses increased from EUR 5,815 million in 2015 to EUR 5,888 million in 2016. Selling expenses as a % of total sales remained in line with 2015 at 24.0%. Selling expenses in 2016 included EUR 67 million of restructuring and acquisition-related charges, compared to EUR 62 million of restructuring and acquisition-related charges in 2015. Selling expenses in 2016 included EUR 38 million related to the separation of the Lighting business, while 2015 included charges of EUR 31 million related to a legal provision and EUR 69 million related to the separation of the Lighting business.

Research and development costs increased from EUR 1,927 million, or 7.9% of sales, in 2015 to EUR 2,021 million, or 8.2% of sales, in 2016. Research and development costs in 2016 included EUR 34 million of restructuring and acquisition-related charges, compared to EUR 16 million in 2015. The year-on-year increase was mainly due to higher spend in the Personal Health businesses and Diagnosis & Treatment businesses, as well as higher restructuring and acquisition-related charges.

General and administrative expenses amounted to EUR 845 million, or 3.4% of sales, in 2016, compared to EUR 1,209 million, or 5.0% of sales, in 2015. 2016 included EUR 5 million of restructuring and acquisition related- charges, compared to EUR 30 million in 2015. 2016 also included charges of EUR 109 million related to the separation of the Lighting business, a EUR 26 million impairment of real estate assets, as well as a EUR 46 million gain from the settlement of a pension-related claim. 2015 also included charges of EUR 345 million mainly related to settlements for pension de-risking and EUR 111 million related to the separation of the Lighting business.

The overview below shows sales, income from operations (EBIT) and Adjusted income from operations1) according to the 2016 segment classifications.

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

Annual Report 2016      19

Group performance 2.1.2

Philips Group

Sales, Income from operations (EBIT) and Adjusted income from operations1)

in millions of EUR unless otherwise stated

2015 - 2016

	Sales	Income from operations (EBIT)%		Adjusted income from operations1)%

2016
Personal Health	7,099	953	13.4%	1,092	15.4%
Diagnosis & Treatment	6,686	546	8.2%	594	8.9%
Connected Care & Health Informatics	3,158	275	8.7%	322	10.2%
HealthTech Other	478	(129)		(120)
Lighting	7,094	432	6.1%	542	7.6%
Legacy Items	1	(195)		(195)

Philips Group	24,516	1,882	7.7%	2,235	9.1%

2015
Personal Health	6,751	736	10.9%	885	13.1%
Diagnosis & Treatment	6,484	322	5.0%	377	5.8%
Connected Care & Health Informatics	3,022	173	5.7%	227	7.5%
HealthTech Other	503	49		64
Lighting	7,438	334	4.5%	441	5.9%
Legacy Items	46	(622)		(622)

Philips Group	24,244	992	4.1%	1,372	5.7%

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

In 2016, income from operations (EBIT) increased by EUR 890 million year-on- year to EUR 1,882 million, or 7.7% of sales. Restructuring and acquisition-related charges amounted to EUR 213 million, compared to EUR 283 million in 2015. Income from operations (EBIT) in 2016 also included EUR 152 million of charges related to the separation of the Lighting business, a EUR 26 million impairment of real estate assets, a EUR 12 million net release of provisions and a EUR 46 million gain from the settlement of a pension-related claim. Income from operations (EBIT) in 2015 also included charges of EUR 183 million related to the separation of the Lighting business, EUR 345 million mainly related to settlements for pension de-risking, EUR 35 million related to the devaluation of the Argentine peso, EUR 31 million relating to legal provisions, EUR 28 million related to the currency revaluation of the provision for the Masimo litigation, and a EUR 37 million gain related to the sale of real estate assets.

Amortization and impairment of intangibles, excluding software and capitalized product development costs, amounted to EUR 350 million in 2016, compared to EUR 380 million in 2015. In 2016, goodwill impairment charges amounted to EUR 3 million consisting of impairments on divested businesses in Lighting, see note 11, Goodwill. In 2015 goodwill impairment charges were nil.

Adjusted income from operations1) increased from EUR 1,372 million, or 5.7% of sales, in 2015 to EUR 2,235 million, or 9.1% of sales, in 2016. The year-on-year increase was driven by improved performance at all segments except HealthTech Other.

Personal Health businesses

In 2016, income from operations (EBIT) totaled EUR 953 million, compared to EUR 736 million in 2015. Adjusted income from operations1) amounted to EUR 1,092 million, or 15.4% of sales, compared to EUR 885 million, or 13.1% of sales, in 2015. Adjusted income from operations1) included restructuring and acquisition-related charges of EUR 16 million, compared to EUR 37 million in 2015. Adjusted income from operations1) in 2015 also included charges of EUR 31 million relating to legal provisions and charges of EUR 13 million related to the devaluation of the Argentine peso. The year-on-year increase was mainly attributable to higher volumes and cost productivity.

Diagnosis & Treatment businesses

In 2016, income from operations (EBIT) totaled EUR 546 million, compared to EUR 322 million in 2015. Adjusted income from operations1) amounted to EUR 594 million, or 8.9% of sales, compared to EUR 377 million, or 5.8% of sales, in 2015. Adjusted income from operations1) included restructuring and acquisition-related charges of EUR 37 million, compared to EUR 131 million in 2015. 2015 also included charges of EUR 7 million related to the devaluation of the Argentine peso. The year-on-year increase was largely driven by Image-Guided Therapy and Diagnostic Imaging, as well as lower restructuring and acquisition-related charges.

Connected Care & Health Informatics businesses

In 2016, income from operations (EBIT) totaled EUR 275 million, compared to EUR 173 million in 2015. Adjusted income from operations1) amounted to EUR 322 million, or 10.2% of sales, compared to EUR 227 million, or 7.5% of sales, in 2015. Adjusted income from operations1) included restructuring and acquisition-related charges of EUR 14 million, compared to EUR 38 million in 2015. 2016 also included a EUR 12 million net release of provisions, while 2015 also included a EUR 28 million charge related to the currency revaluation of the Masimo provisions and charges of EUR 1 million related to the devaluation of the Argentine peso. The increase was mainly driven by higher volumes and lower restructuring and acquisition-related charges and other items, partly offset by higher expenditure on innovation.

HealthTech Other

In 2016, income from operations (EBIT) totaled EUR (129) million, compared to EUR 49 million in 2015. Adjusted income from operations1) amounted net cost of EUR 120 million, compared to a gain of EUR 64 million in 2015. Adjusted income from operations1) included restructuring and acquisition-related charges of EUR 28 million and a EUR 26 million impairment of

20      Annual Report 2016

Group performance 2.1.2

real estate assets, compared to a net restructuring release of EUR 19 million and a EUR 37 million gain related to the sale of real estate assets in 2015. The year-on-year decrease was mainly attributable to higher restructuring and acquisition-related charges and other items, investments in Emerging Businesses, brand campaigns and cyber security.

Lighting

In 2016, income from operations (EBIT) totaled EUR 432 million, compared to EUR 334 million in 2015. Adjusted income from operations1) amounted to EUR 542 million, or 7.6% of sales, a year-on-year increase of EUR 101 million. Restructuring and acquisition-related charges in 2016 amounted to EUR 119 million, compared to EUR 97 million in 2015. Adjusted income from operations1) in 2016 also included a gain of EUR 14 million related to a release of provisions originating from the separation activities, compared to EUR 14 million of charges related to the devaluation of the Argentine peso in 2015. The increase was mainly attributable to cost reduction programs and an increase in gross margin, partly offset by higher restructuring and acquisition-related charges.

Legacy Items

Income from operations (EBIT) mainly included EUR 152 million of charges related to the separation of the Lighting business, a EUR 14 million charge related to provisions originating from the separation of the Lighting business, EUR 9 million of costs of addressing legacy issues related to environmental provisions, EUR 4 million of pension costs, EUR 36 million of stranded costs related to the combined Lumileds and Automotive businesses, EUR 11 million of charges related to various provisions, as well as a EUR 46 million gain from the settlement of a pension-related claim. Income from operations (EBIT) in 2015 included EUR 345 million of settlements mainly related to pension de-risking.

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

Research and development costs increased from EUR 1,635 million, or 7.6% of sales, in 2014 to EUR 1,927 million, or 7.9% of sales, in 2015. Research and development costs in 2015 included EUR 16 million of restructuring and acquisition-related charges, compared to EUR 34 million in 2014. Research and development costs in 2014 also included a past-service pension gain of EUR 22 million and charges of EUR 3 million of mainly write-downs related to the voluntary suspension of production at the Cleveland facility. The year-on-year increase was mainly due to currency impact and higher spend at Diagnosis & Treatment and HealthTech Other.

General and administrative expenses amounted to EUR 1,209 million, or 5.0% of sales, in 2015, compared to EUR 747 million, or 3.5% of sales, in 2014. 2015 included EUR 30 million of restructuring and acquisition related-charges, compared to EUR 23 million in 2014. 2015 also included charges of EUR 345 million mainly related to settlements for pension de-risking and EUR 111 million related to the separation of the Lighting business, while 2014 included a past-service pension cost gain of EUR 8 million. The year-on-year increase was attributable to higher charges related to settlements for pension de-risking and the separation of the Lighting business, partly offset by general and administrative costs reductions in all operating segments.

The overview below shows sales, Income from operations (EBIT) and Adjusted income from operations1) according to the 2016 segment classifications.

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

Annual Report 2016      21

Group performance 2.1.2

Philips Group

Sales, Income from operations (EBIT) and Adjusted income from operations1) in millions of EUR

2014

	Sales	EBIT	%	Adjusted income from operations1)%

Personal Health	5,948	620	10.4%	758	12.7%
Diagnosis & Treatment	5,284	349	6.6%	374	7.1%
Connected Care & Health Informatics	2,684	(157)	(5.9)%	(106)	(3.9)%
HealthTech Other	487	37		51
Lighting	6,874	25	0.4%	133	1.9%
Legacy Items	114	(388)		(389)

Philips Group	21,391	486	2.3%	821	3.8%

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

In 2015, income from operations (EBIT) increased by EUR 506 million year-on-year to EUR 992 million, or 4.1% of sales. Restructuring and acquisition-related charges amounted to EUR 283 million, which included the Volcano acquisition, compared to EUR 434 million in 2014. 2015 income from operations (EBIT) also included charges of EUR 345 million mainly related to settlements for pension de-risking, EUR 183 million relating to the separation of the Lighting business, EUR 35 million related to the devaluation of the Argentine peso, EUR 31 million relating to legal provisions, EUR 28 million related to the currency revaluation of the provision for the Masimo litigation, and a EUR 37 million gain related to the sale of real estate assets. Income from operations (EBIT) in 2014 included charges of EUR 366 million related to the provision for the Masimo litigation, EUR 244 million related to the CRT antitrust litigation, EUR 68 million of impairment and other charges related to industrial assets at Lighting, EUR 49 million of mainly inventory write-downs related to the Cleveland facility, and a EUR 67 million past-service pension cost gain.

Amortization and impairment of intangibles, excluding software and capitalized product development costs, amounted to EUR 380 million in 2015, compared to EUR 332 million in 2014. In 2015, goodwill impairment charges amounted to nil, while 2014 included charges of EUR 3 million consisting of impairments on divested businesses in the Connected Care & Health Informatics segment and Lighting, see note 11, Goodwill.

Adjusted income from operations1) increased from EUR 821 million, or 3.8% of sales, in 2014 to EUR 1,372 million, or 5.7% of sales, in 2015. Adjusted income from operations1) showed a year-on-year increase in all segments except Legacy Items.

Personal Health businesses

In 2015, income from operations (EBIT) amounted to EUR 736 million, or 10.9% of sales. Adjusted income from operations1) increased from EUR 758 million, or 12.7% of sales, in 2014 to EUR 885 million, or 13.1% of sales, in 2015. 2015 Adjusted income from operations1) included EUR 37 million of restructuring and acquisition-related charges, charges of EUR 13 million related to the devaluation of the Argentine peso and EUR 31 million charges related to legal provisions. 2014 Adjusted income from operations1) included restructuring and acquisition related charges of EUR 17 million and a EUR 11 million past-service pension cost gain. The year-on-year increase was largely driven by cost productivity, higher volumes, and product mix, partly offset by higher restructuring and acquisition-related charges.

Diagnosis & Treatment businesses

In 2015, income from operations (EBIT) amounted to EUR 322 million, or 5.0% of sales. Adjusted income from operations1) amounted to EUR 377 million, or 5.8% of sales, in 2015, compared to EUR 374 million, or 7.1% of sales, in 2014. Adjusted income from operations1) in 2015 included restructuring and acquisition-related charges of EUR 131 million, which included the Volcano acquisition, compared to EUR 49 million in 2014. 2015 Adjusted income from operations1) also included charges of EUR 7 million related to the devaluation of the Argentine peso. Adjusted income from operations1) in 2014 included charges of EUR 49 million of mainly inventory write-downs related to Cleveland, and a EUR 13 million past-service pension cost gain. The year-on-year increase was largely driven by higher volumes, partly offset by an increase in Quality & Regulatory spend, higher planned expenditure for growth initiatives and higher restructuring and acquisition-related charges.

Connected Care & Health Informatics businesses

In 2015, income from operations (EBIT) amounted to EUR 173 million, or 5.7% of sales. Adjusted income from operations1) improved from a loss of EUR 106 million in 2014 to a net gain of EUR 227 million, or 7.5% of sales, in 2015. Adjusted income from operations1) in 2015 included restructuring and acquisition-related charges of EUR 38 million, charges related to the currency revaluation of the provision for the Masimo litigation of EUR 28 million and charges of EUR 1 million related to the devaluation of the Argentine peso. Adjusted income from operations1) in 2014 included restructuring and acquisition-related charges of EUR 30 million, charges of EUR 366 million related to the provision for the Masimo litigation and a past-service pension cost gain of EUR 3 million in the US. The year-on-year increase was mainly due to lower charges related to the provision for the Masimo litigation, partly offset by an increase in Quality & Regulatory spend and higher planned expenditure for growth initiatives.

22      Annual Report 2016

Group performance 2.1.3

HealthTech Other

In 2015, income from operations (EBIT) amounted to EUR 49 million. Adjusted income from operations1) increased from EUR 51 million in 2014 to EUR 64 million in 2015. Adjusted income from operations1) in 2015 included a EUR 19 million net release of restructuring charges, compared to EUR 58 million of restructuring charges in 2014. 2015 Adjusted income from operations1) included a EUR 37 million gain related to the sale of real estate assets. 2014 Adjusted income from operations1) included a EUR 16 million past-service pension cost gain.

Lighting

In 2015, income from operations (EBIT) amounted to 344 million, or 4.5% of sales. Adjusted income from operations1) increased from EUR 133 million, or 1.9% of sales, in 2014 to EUR 441 million, or 5.9% of sales, in 2015. Restructuring and acquisition-related charges amounted to EUR 97 million in 2015, compared to EUR 281 million in 2014. 2015 Adjusted income from operations1) included a EUR 14 million of charges related to the devaluation of the Argentine peso, while 2014 Adjusted income from operations1) included EUR 68 million of impairment and other charges related to industrial assets and a EUR 23 million past-service pension cost gain in the Netherlands. The increase in Adjusted income from operations1) was largely driven by lower restructuring and acquisition-related charges, cost productivity and improved LED gross margins.

Legacy Items

Income from operations (EBIT) declined from a loss of EUR 389 million in 2014 to a loss of EUR 622 million in 2015. Income from operations (EBIT) 2015, included EUR 345 million of charges mainly related to settlements for pension de-risking and charges of EUR 183 million related to the separation of the Lighting business. 2014 income from operations (EBIT) included a net release of restructuring charges of EUR 1 million and EUR 244 million of charges related to the CRT antitrust litigation.

2.1.3 Advertising and promotion

The year 2016

Philips’ total advertising and promotion expenses were EUR 1,085 million in 2016, an increase of 9% compared to 2015. The increase was mainly due to investments in key mature geographies such as the United States and Japan, as well as Germany. The total advertising and promotion investment as a percentage of sales was 4.4% in 2016, compared to 4.1% in 2015.

Philips’ brand value increased by 4% to over USD 11.3 billion as measured by Interbrand. In the 2016 listing, Philips is ranked the 41st most valuable brand in the world.

Philips Group

Advertising and promotion expenses in millions of EUR

2012 - 2016

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

Philips brand value increased by 6% to over USD 10.9 billion as measured by Interbrand. In the 2015 listing, Philips was ranked the 47th most valuable brand in the world.

2.1.4 Research and development

The year 2016

Research and development costs increased from EUR 1,927 million in 2015 to EUR 2,021 million in 2016. Research and development costs in 2016 included EUR 35 million of restructuring and acquisition-related charges, compared to EUR 16 million in 2015. The year-on-year increase was mainly due to higher spend at the Personal Health businesses and the Diagnosis & Treatment businesses. As a percentage of sales, research and development costs increased from 7.9% in 2015 to 8.2% in 2016.

Philips Group

Research and development expenses in millions of EUR

2012 - 2016

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

Annual Report 2016      23

Group performance 2.1.5

Philips Group

Research and development expenses in millions of EUR

2014 - 2016

	2014	2015	2016

Personal Health	332	383	412
Diagnosis & Treatment	455	596	629
Connected Care & Health Informatics	289	386	388
HealthTech Other	153	189	219
Lighting	395	365	350
Legacy Items	11	8	23

Philips Group	1,635	1,927	2,021

The year 2015

Research and development costs increased from EUR 1,635 million in 2014 to EUR 1,927 million in 2015. 2015 included EUR 16 million of restructuring and acquisition-related charges, compared to EUR 34 million in 2014. 2014 also included a past-service pension gain of EUR 22 million and charges of EUR 3 million of mainly inventory write-downs related to Cleveland. The year-on-year increase was mainly due to currency impact and higher spend at the Diagnosis & Treatment businesses and HealthTech Other. As a percentage of sales, research and development costs increased from 7.6% in 2014 to 7.9%.

2.1.5 Pensions

The year 2016

In 2016, the total costs of post-employment benefits amounted to EUR 53 million for defined-benefit plans and EUR 382 million for defined-contribution plans, compared to EUR 559 million and EUR 293 million respectively in 2015.

The above costs are reported in Income from operations except for the net interest cost component which is reported in Financial expense. The net interest cost for defined-benefit plans was EUR 66 million in 2016 (2015: EUR 72 million).

2016 included a legal claim settlement gain of EUR 46 million related to the UK pension plan, a EUR 8 million settlement gain related to de-risking actions in the US and a combined settlement loss of EUR 2 million in other countries. Past-service cost gains of EUR 8 million were recognized in 2016 relating to a number of small plan changes.

2015 included settlement costs of EUR 329 million mainly related to the settlement of the UK plan, results of other de-risking actions in the UK prior to the settlement and the settlement of parts of the US pension plan. Past-service costs of EUR 14 million were recognized related to de-risking actions taken in the UK prior to the settlement of the plan, including a past-service cost for GMP Equalization in the same UK plan. Some smaller plan changes in other countries resulted in a small past-service cost gain.

In 2015, the total costs of post-employment benefits amounted to EUR 559 million for defined-benefit plans and EUR 293 million for defined-contribution plans, compared to EUR 241 million and EUR 144 million respectively in 2014.

The overall funded status improved in 2016, mainly due to contributions of EUR 250 million in the US, partly offset by an increase of the defined-benefit obligation due to lower discount rates. The pension deficit recognized in the balance sheet decreased for the same reasons.

For further information, refer to note 20, Post-employment benefits.

The year 2015

In 2015, the total costs of post-employment benefits amounted to EUR 559 million for defined-benefit plans and EUR 293 million for defined-contribution plans, compared to EUR 241 million and EUR 144 million respectively in 2014.

The above costs are reported in Operating expenses except for the net interest cost component which is reported in Financial income and expense. The net interest cost for defined-benefit plans was EUR 72 million in 2015 (2014: EUR 59 million).

2015 included settlement costs of EUR 329 million and past-service costs of EUR 14 million were recognized related to de-risking actions taken in the UK prior to the settlement of the plan, including a past-service cost for GMP Equalization in the same UK plan. Some smaller plan changes in other countries resulted in a small past-service cost gain. Due to the above, and the change to defined-contribution accounting for the Dutch pension plan, which is explained in the note 20, Post-employment benefits, the Company’s Defined Benefit Obligation decreased from EUR 27 billion to EUR 4.5 billion at the end of 2015.

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

The overall funded status in 2015 decreased as the surpluses of the Dutch and UK plans were no longer included due to their settlements in 2015. The pension deficits recognized in the balance sheet decreased mainly due to the above mentioned de-risking actions in the US. The surpluses of the Dutch and UK plans were not recognized in the balance sheet due to the asset ceiling test and therefore their settlement did not impact the pension balances as per the Company’s accounting policy.

24      Annual Report 2016

Group performance 2.1.6

For further information, refer to note 20, Post-employment benefits.

2.1.6 Restructuring and impairment charges

The year 2016

In 2016, income from operations (EBIT) included net charges totaling EUR 173 million for restructuring. In addition to the annual goodwill-impairment tests for Philips, trigger-based impairment tests were performed during the year, resulting in a goodwill impairment of EUR 3 million.

In 2015, income from operations (EBIT) included net charges totaling EUR 171 million for restructuring and the goodwill impairment was nil.

For further information on sensitivity analysis, please refer to note 11, Goodwill.

In 2016, the most significant restructuring projects were mainly related to Lighting and HealthTech Other. Restructuring projects at HealthTech Other were mainly to overhead cost reduction programs and took place in the Netherlands. Restructuring projects at Lighting were related to manufacturing footprint rationalization and simplification of the business structure, and mainly took place in France and Belgium.

In 2015, the most significant restructuring projects were related to Lighting, Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses.

For further information on restructuring, refer to note 19, Provisions.

Philips Group

Restructuring and related charges in millions of EUR

2014 - 2016

	2014	2015	2016

Restructuring and related charges per segment:
Personal Health	16	38	16
Diagnosis & Treatment	47	25	6
Connected Care & Health Informatics	31	37	9
HealthTech Other	58	(20)	27
Lighting	262	90	115
Legacy Items	—	1	—

Continuing operations	414	171	173
Discontinued operations	18	5	5

Cost breakdown of restructuring and related charges:
Personnel lay-off costs	354	194	158
Release of provision	(36)	(88)	(61)
Restructuring-related asset impairment	57	46	38
Other restructuring-related costs	39	19	38

Continuing operations	414	171	173
Discontinued operations	18	5	5

The year 2015

In 2015, income from operations (EBIT) included net charges totaling EUR 171 million for restructuring. In addition to the annual goodwill-impairment tests for Philips, trigger-based impairment tests were performed during the year, resulting in a goodwill impairment of nil.

In 2014, income from operations (EBIT) included EUR 414 million of restructuring charges and a goodwill impairment of EUR 2 million at Lighting and EUR 1 million in the Connected Care & Health Informatics segment.

For further information on sensitivity analysis, please refer to note 11, Goodwill.

In 2015, the most significant restructuring projects were related to Lighting, Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses and were driven by industrial footprint rationalization and the overhead cost reduction program. Restructuring projects at Lighting centered on the declining conventional lamps industry and Professional, the largest of which took place in France and Indonesia. Restructuring projects in the Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses mainly took place in the US and France. Personal Health restructuring projects were mainly in Italy.

In 2014, the most significant restructuring projects were related to Lighting and HealthTech Other and were driven by industrial footprint rationalization and the overhead cost reduction program. Restructuring projects at Lighting centered on Professional and Home, the largest of which took place in Belgium, the Netherlands and France. HealthTech Other restructuring projects were mainly related to IT and group and country overheads and centered primarily on the Netherlands, the US and Belgium. Restructuring projects in the Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses mainly took place in the US and the Netherlands. Personal Health restructuring projects were mainly in the Netherlands.

For further information on restructuring, refer to note 19, Provisions.

2.1.7 Financial income and expenses

The year 2016

A breakdown of Financial income and expenses is presented in the table below.

Annual Report 2016      25

Group performance 2.1.8

Philips Group

Financial income and expenses in millions of EUR

2014 - 2016

	2014	2015	2016

Interest expense (net)	(251)	(302)	(327)
Sale of securities	60	20	3
Impairments	(17)	(46)	(27)
Other	(93)	(41)	(142)

Financial income and expenses	(301)	(369)	(493)

Net interest expense in 2016 was EUR 25 million higher than in 2015, mainly driven by higher interest expense resulting from higher average debt.

Impairments amounted to EUR 27 million, mainly due to Corindus Vascular Robotics.

Other financial expense amounted to EUR 142 million in 2016, primarily consisting of financial charges related to the early redemption of USD bonds in October 2016 and January 2017.

For further information, refer to note 7, Financial income and expenses.

The year 2015

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

2.1.8 Income taxes

The year 2016

Income taxes amounted to EUR 327 million, compared to EUR 239 million in 2015. The effective income tax rate in 2016 was 23.5%, compared to 38.4% in 2015. The decrease was largely due to a change in the geographical mix of actual profits and one-off tax benefits in 2016 mainly relating to recognition of deferred tax assets.

For 2017, we expect our effective tax rate to be around 30%. However, the actual rate will depend on the geographical mix of profits.

For further information, refer to note 8, Income taxes.

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

2.1.9 Results of investments in associates

The year 2016

Results related to investments in associates decreased from a gain of EUR 30 million in 2015 to a gain of EUR 13 million in 2016, mainly reflecting the proceeds from the sale of Assembléon Technologies B.V. in 2015.

For further information, refer to note 5, Interests in entities.

The year 2015

The results related to investments in associates decreased from a gain of EUR 62 million in 2014 to a gain of EUR 30 million in 2015. 2015 included proceeds from the sale of Assembléon Technologies B.V., while 2014 included a EUR 32 million dilution gain related to Philips’ stake in Corindus Vascular Robotics.

The Company’s participation in income decreased from EUR 30 million in 2014 to EUR 10 million in 2015. The gain in 2015 was mainly attributable to the results of Philips Medical Capital.

2.1.10 Non-controlling interests

The year 2016

Net income attributable to non-controlling interests increased from EUR 14 million in 2015 to EUR 43 million in 2016, mainly as a result of the sale of the 28.775% minority interest in Philips Lighting.

The year 2015

Net income attributable to non-controlling interests amounted to a gain of EUR 14 million in 2015, compared to a loss of EUR 4 million in 2014.

2.1.11 Discontinued operations

The year 2016

Discontinued operations consist primarily of the combined businesses of Lumileds and Automotive, the Audio, Video, Multimedia & Accessories business, and certain divestments formerly reported as Discontinued operations. The results related to these businesses are reported under Discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows.

26      Annual Report 2016

Group performance 2.1.12

In 2014, Philips announced the start of the process to combine the Lumileds and Automotive Lighting businesses into a stand-alone company and explore strategic options to attract capital from third-party investors for this combined business.

In January 2016, Philips announced that the transaction with Go Scale Capital had been terminated despite efforts to mitigate the concerns of the Committee on Foreign Investment in the United States (‘CFIUS’).

Philips announced December 12, 2016 that it has signed an agreement to sell an 80.1% interest in Lumileds, a leading supplier of LED components and automotive lighting, to certain funds managed by affiliates of Apollo Global Management, LLC (NYSE: APO). Philips will retain the remaining 19.9% interest in Lumileds.

Philips Group

Net income of Discontinued operations in millions of EUR unless otherwise stated

2014 - 2016

	2014	2015	2016

The combined Lumileds and Automotive businesses	141	246	282
Other	49	(1)	134

Net income of Discontinued operations	190	245	416

In 2016, income from Discontinued operations increased by EUR 171 million to EUR 416 million. The year-on-year increase was mainly due to improved results of the combined Lumileds and Automotive businesses, which were driven by higher sales and improvements in Gross margin, and the Funai arbitration award of EUR 144 million, which includes disbursements and interest as compensation for damages.

For further information, refer to note 3, Discontinued operations and other assets classified as held for sale.

The year 2015

In 2015, income from discontinued operations increased compared to 2014 by EUR 55 million to EUR 245 million. The year-on-year increase was mainly due to the positive impact from the treatment of depreciation and amortization of assets held for sale of the combined Lumileds and Automotive businesses.

For further information, refer to note 3, Discontinued operations and other assets classified as held for sale.

2.1.12 Net income

Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.

The year 2016

Net income increased from EUR 659 million in 2015 to EUR 1,491 million in 2016. The increase was largely due to higher income from operations (EBIT) of EUR 890 million and net income from Discontinued operations of EUR 171 million, partly offset by higher financial charges of EUR 124 million, higher income tax charges of EUR 88 million and EUR 17 million lower net income from investments in associates.

Basic earnings per common share from net income attributable to shareholders increased from EUR 0.70 per common share in 2015 to EUR 1.58 per common share in 2016.

The year 2015

Net income increased from EUR 411 million in 2014 to EUR 659 million in 2015. The increase was largely due to higher income from operations (EBIT) of EUR 506 million and net income from Discontinued operations of EUR 55 million, partly offset by higher income tax charges of EUR 213 million and lower results from investments in associates of EUR 32 million.

Basic earnings per common share from net income attributable to shareholders increased from EUR 0.45 per common share in 2014 to EUR 0.70 per common share in 2015.

2.1.13 Acquisitions and divestments

Acquisitions

In 2016, Philips completed two acquisitions, the largest being Wellcentive, a leading US-based provider of population health management software solutions. Acquisitions in 2016 and prior years led to post-merger integration charges of EUR 31 million in the Diagnosis & Treatment businesses, EUR 4 million in the Connected Care & Health Informatics businesses and EUR 3 million in Lighting.

In 2015, Philips completed four acquisitions, the largest being Volcano Corporation, an image-guided therapy company based in the United States, and Blue Jay Consulting, a leading provider of hospital emergency room consulting services. Acquisitions in 2015 and prior years led to post-merger integration charges of EUR 107 million, mainly in the Diagnosis & Treatment businesses, and EUR 5 million in Lighting.

In 2014, Philips acquired Unisensor, a Danish healthcare company, and a 51% interest in General Lighting Company (GLC) based in the Kingdom of Saudi Arabia. Philips also purchased some minor magnetic resonance imaging (MRI) activities from Hologic, a US healthcare company. Acquisitions in 2014 and prior years led to post-merger integration charges of EUR 1 million in the Diagnosis & Treatment businesses, EUR 1 million in the Personal Health businesses and EUR 19 million in Lighting.

Divestments

In 2016, Philips completed six divestments, mainly several small businesses within Lighting.

Annual Report 2016      27

Group performance 2.1.13

In 2015, Philips completed seven divestments, which included, the sale of Assembléon Holding B.V., OEM Remote Controls, Axsun Technologies LLC, and several small businesses within the HealthTech portfolio and Lighting.

In 2014, Philips completed the divestment of its Lifestyle Entertainment activities to Gibson Brands Inc. Philips also completed two other divestments of business activities which related to the HealthTech portfolio and Lighting activities.

For details, please refer to note 4, Acquisitions and divestments.

2.1.14 Performance by geographic cluster

The year 2016

In 2016, sales increased 1% nominally, largely due to unfavorable foreign exchange impacts, and 3% on a comparable basis1), driven by 5% comparable sales growth1) in the HealthTech portfolio.

Sales in mature geographies were EUR 312 million higher than in 2015, or 2% higher on both a nominal and comparable basis1). Sales in Western Europe were 2% higher than in 2015, with growth in the Diagnosis & Treatment businesses and Personal Health businesses, partly offset by a decline in the Connected Care & Health Informatics businesses and Lighting. Sales in North America increased by EUR 166 million, or 2% on a comparable basis1). Comparable sales1) in other mature geographies showed a 2% increase, with growth in the Connected Care & Health Informatics businesses and Personal Health businesses, while Diagnosis & Treatment businesses declined 1% and Lighting was in line with 2015.

In growth geographies, sales were flat year-on-year on a nominal basis. The 5% increase on a comparable basis1) reflected double-digit growth in the Diagnosis & Treatment businesses, high-single-digit growth in the Personal Health businesses and low-single-digit growth in the Connected Care & Health Informatics businesses, partly offset by a low-single digit decline at Lighting. The increase was driven by double-digit growth in Central & Eastern Europe, high-single-digit growth in Latin America and mid-single-digit growth in China, partly offset by a mid-single-digit decline in Middle East & Turkey.

Philips Group

Comparable sales growth by geographic cluster1) in %

2014 - 2016

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

Philips Group

Sales by geographic cluster in millions of EUR

2014 - 2016

The year 2015

In 2015, sales increased 13% nominally, largely due to favorable foreign exchange impacts, and 2% on a comparable basis1), driven by the Diagnosis & Treatment businesses and Personal Health businesses.

Sales in mature geographies were EUR 1,832 million higher than in 2014, 13% higher on a nominal basis or 1% higher on a comparable basis1). Sales in Western Europe were 4% higher in a nominal basis or 1% higher than in 2014 on a comparable basis1), with growth in the Personal Health businesses, Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses partly offset by a decline at Lighting. Sales in North America increased by EUR 1,417 million, 21% on a nominal basis or 1% on a comparable basis1). Sales in other mature geographies posted a 12% increase on a nominal basis. The 3% increase on a comparable basis1), was driven by the growth in the Diagnosis & Treatment businesses and Personal Health businesses partly offset by a decline at Connected Care & Health Informatics businesses, while Lighting was in line with 2014.

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

28      Annual Report 2016

Group performance 2.1.15

In growth geographies, sales increased by EUR 1,021 million, or 14% on a nominal basis. The 4% increase on a comparable basis1) was driven by double-digit growth in the Diagnosis & Treatment businesses and high-single-digit growth in the Personal Health businesses, partly offset by a high-single-digit decline in the Connected Care & Health Informatics businesses and a mid-single-digit decline at Lighting. Double-digit growth in Central & Eastern Europe and high-single-digit growth in Asia Pacific and India were partly offset by flat growth year-on-year in China.

2.1.15 Net cash provided by (used for) continuing operations

The year 2016

Net cash provided by operating activities

Net cash provided by operating activities amounted to EUR 1,904 million in 2016, which was EUR 737 million higher than in 2015, mainly due to higher earnings, net improvements in accounts payable, accrued liabilities and other current liabilities, receivables and other current assets and inventories related inflows and the higher outflows recorded in 2015 related to CRT litigation claims and pension de-risking settlements.

Philips Group

Net cash provided by operating activities and net capital expenditures in millions of EUR

2012 - 2016

Condensed consolidated statements of cash flows for the years ended December 31, 2014, 2015 and 2016 are presented below:

Philips Group

Condensed consolidated cash flow statements1)

in millions of EUR

2014 - 2016

	2014	2015	2016

Net cash provided by operating activities	1,303	1,167	1,904
Net cash used for investing activities	(984)	(1,941)	(1,167)
Net capital expenditures	(806)	(842)	(831)
Other investing cash flows	(178)	(1,099)	(336)
Net cash provided by (used for) financing activities	(1,189)	508	(420)

Net cash provided by (used for) continuing operations	(870)	(266)	317
Net cash provided by (used for) Discontinued operations	193	79	268
Effect of changes in exchange rates on cash and cash equivalents	85	80	(17)

Total change in cash and cash equivalents	(592)	(107)	568
Cash and cash equivalents at the beginning of year	2,465	1,873	1,766

Cash and cash equivalents at the end of year	1,873	1,766	2,334

1)	Please refer to section 10.8, Consolidated statements of cash flows, of this report

Net cash used for investing activities

Other investing cash flows

In 2016, acquisitions of businesses (including acquisition of investments in associates) amounted to a cash outflow of EUR 202 million.

Net cash proceeds from divestment of businesses amounted to EUR 31 million and were received mainly from divested businesses held for sale.

Net cash outflow from non-current financial assets of EUR 45 million was mainly due to the acquisition of stakes in investment funds.

EUR 120 million net cash used for derivatives and current financial assets was mainly due to EUR 132 million cash paid with respect to foreign exchange derivative contracts related to activities for liquidity management funding.

Net cash (used for) provided by financing activities

Net cash used for financing activities in 2016 was EUR 420 million. Philips’ shareholders were given EUR 732 million in the form of a dividend, of which the cash portion of the dividend amounted to EUR 330 million. The net impact of changes in debt was a decrease of EUR 377 million. Additionally, net cash outflows for share buy-back and share delivery totaled EUR 526 million.

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

Annual Report 2016      29

Group performance 2.1.16

The year 2015

Net cash provided by operating activities

Net cash flow provided by operating activities amounted to EUR 1,167 million in 2015, which was EUR 136 million lower than in 2014, mainly due to pension settlement costs and CRT litigation claims, partly offset by higher earnings.

Net cash used for investing activities

Other investing cash flows

In 2015, acquisitions of businesses (including acquisition of investments in associates) amounted to a cash outflow of EUR 1,116 million which was mainly related to the acquisition of Volcano.

Net cash proceeds from divestment of businesses amounted to EUR 57 million and were received mainly from the divestment of Assembléon Holding B.V., the OEM remote control business and Axsun Technologies LLC.

Net cash inflow from non-current financial assets of EUR 32 million was mainly due to the sale of stakes in Silicon & Software Systems and other equity interest.

EUR 72 million net cash used for derivatives and current financial assets was mainly due to EUR 193 million cash paid with respect to foreign exchange derivative contracts related to activities for liquidity management funding, partially offset by EUR 121 million received with respect to current financial assets mainly related to TPV Technology Limited loans.

In 2014, acquisitions of businesses (including acquisition of investments in associates) amounted to a cash outflow of EUR 177 million which was mainly related to the acquisition of a 51% interest in the General Lighting Company (GLC) in the Kingdom of Saudi Arabia.

Net cash proceeds from divestment of businesses amounted to EUR (20) million which included the divestment of the Shakespeare business.

Net cash inflow from non-current financial assets of EUR 26 million was mainly due to the sale of stakes in Neusoft, Chimei Innolux, and Sapiens, partially offset by loans provided to TPV Technology Limited.

EUR 7 million net cash used for derivatives and current financial assets was mainly due to EUR 13 million cash paid with respect to foreign exchange derivative contracts related to activities for liquidity management funding.

Net cash provided by (used for) financing activities

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

2.1.16 Cash flows from discontinued operations

The year 2016

In 2016, cash inflow from Discontinued operations as reported within operating activities amounted to EUR 268 million, mainly attributable to a cash inflow of EUR 148 million from the Automotive and Lumileds businesses and a cash inflow from the Audio, Video, Multimedia & Accessories business of EUR 119 million.

The year 2015

In 2015, cash inflow from Discontinued operations as reported within operating activities amounted to EUR 79 million, mainly attributable to a cash inflow of EUR 115 million from the Automotive and Lumileds businesses, offset by a cash outflow from the Audio, Video, Multimedia & Accessories business of EUR 37 million.

In 2014, cash inflow from Discontinued operations amounted to EUR 193 million. Cash flows from the businesses reported in operating activities amounted to a EUR 105 million cash inflow, mainly attributable to a cash inflow from the Automotive and Lumileds businesses of EUR 240 million, offset by cash outflow from the Audio, Video, Multimedia & Accessories business of EUR 107 million. The cash consideration received for the sale of the Audio, Video, Multimedia & Accessories business amounted to EUR 88 million and was reported as cash flow from investing activities.

30      Annual Report 2016

Group performance 2.1.17

2.1.17 Financing

The year 2016

Condensed consolidated balance sheets for the years 2014, 2015 and 2016 are presented below:

Philips Group

Condensed consolidated balance sheet1) in millions of EUR

2014 - 2016

	2014	2015	2016

Intangible assets	10,526	12,216	12,450
Property, plant and equipment	2,095	2,322	2,155
Inventories	3,314	3,463	3,392
Receivables	5,040	5,287	5,636
Assets held for sale	1,613	1,809	2,180
Other assets	3,891	4,113	4,156
Payables	(5,282)	(5,604)	(6,028)
Provisions3)	(4,517)	(4,243)	(3,606)
Liabilities directly associated with assets held for sale	(349)	(407)	(525)
Other liabilities3)	(3,132)	(3,182)	(3,030)

Net asset employed	13,199	15,774	16,780
Cash and cash equivalents	1,873	1,766	2,334
Debt	(4,104)	(5,760)	(5,606)

Net debt2)	(2,231)	(3,994)	(3,272)
Non-controlling interests	(101)	(118)	(907)
Shareholders’ equity	(10,867)	(11,662)	(12,601)

Financing	(13,199)	(15,774)	(16,780)

1)	Please refer to section 10.7, Consolidated balance sheets, of this report
2)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.
3)	Adjusted to reflect a reclassification of net defined-benefit obligations into Long-term provisions. See note 1, Significant accounting policies

2.1.18 Cash and cash equivalents

The year 2016

In 2016, cash and cash equivalents increased by EUR 568 million to EUR 2,334 million at year-end. The increase was mainly attributable to cash inflows of EUR 1,904 million from net cash provided by operating activities, EUR 825 million net proceeds from Philips Lighting IPO and EUR 268 million from Discontinued operations. This was partly offset by cash outflows of EUR 831 million from net capital expenditures, EUR 526 million from treasury share transactions, EUR 377 million from decreases in debt, cash dividends paid of EUR 342 million including EUR 12 million of dividends paid to non-controlling interest and EUR 263 million related to acquisitions.

Philips Group

Cash balance movements in millions of EUR

2016

1)	Includes cash flow for derivatives and currency effect
2)	Includes dividends paid to shareholders of Koninklijke Philips N.V and to non-controlling interests

The year 2015

In 2015, cash and cash equivalents decreased by EUR 107 million to EUR 1,766 million at year-end. The decrease was mainly attributable to an outflow of EUR 1,137 million on acquisitions mainly related to Volcano, cash outflows for treasury share transactions of EUR 425 million, and a cash dividend payout of EUR 298 million. This was partly offset by EUR 1,231 million from increases in debt, and EUR 110 million related to divestments.

In 2014, cash and cash equivalents decreased by EUR 592 million to EUR 1,873 million at year-end. The decrease was mainly attributable to an outflow on cash for net capital expenditures of EUR 806 million, for treasury share transactions of EUR 596 million, cash dividend payout of EUR 292 million, EUR 301 million from decreases in debt and a EUR 258 million outflow related to acquisitions. This was partly offset by a cash inflow of EUR 1,303 million from the net cash provided by operating activities.

2.1.19 Debt position

The year 2016

Total debt outstanding at the end of 2016 was EUR 5,606 million, compared with EUR 5,760 million at the end of 2015.

Philips Group

Changes in debt in millions of EUR

2014 - 2016

	2014	2015	2016

New borrowings	(69)	(1,335)	(1,304)
Repayments	370	104	1,681
Currency effects and consolidation changes	(504)	(425)	(223)

Changes in debt	(203)	(1,656)	154

In 2016, total debt decreased by EUR 154 million compared to 2015. New borrowings of EUR 1,304 million were mainly due to new loan facilities for Philips

Annual Report 2016      31

Group performance 2.1.20

Lighting of EUR 740 million and USD 500 million to replace intragroup financing from Royal Philips. Repayments amounted to EUR 1,681 million, mainly due to the repayment of a USD 1,300 million bridge loan used for the Volcano acquisition, as well as the early redemption of USD 285 million in aggregate principal amount of USD bonds. Other changes resulting from consolidation and currency effects led to an increase of EUR 223 million.

In 2015, total debt increased by EUR 1,656 million. New borrowings of EUR 1,335 million were mainly due to a short-term bridging loan with low interest rate used for the Volcano acquisition, while repayments amounted to EUR 104 million. Other changes resulting from consolidation and currency effects led to an increase of EUR 425 million.

At the end of 2016, long-term debt as a proportion of the total debt stood at 72% with an average remaining term of 7.8 years, compared to 71% and 10.7 years at the end of 2015.

For further information, please refer to note 18, Debt.

The year 2015

Total debt outstanding at the end of 2015 was EUR 5,760 million, compared with EUR 4,104 million at the end of 2014 an increase of EUR 1,656 million.

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

2.1.20 Shareholders’ equity

The year 2016

Shareholders’ equity increased by EUR 939 million in 2016 to EUR 12,601 million at December 31, 2016. The increase was mainly a result of EUR 1,491 million net income, partially offset by EUR 589 million related to the purchase of shares for the share buy-back program. The dividend payment to shareholders of Koninklijke Philips N.V. in 2016 reduced equity by EUR 330 million including tax and service charges, while the delivery of treasury shares increased equity by EUR 74 million.

The number of outstanding common shares of Royal Philips at December 31, 2016 was 922 million (2015: 917 million). At the end of 2016, the Company held 7.2 million shares in treasury to cover the future delivery of shares (2015: 11.8 million shares). This was in connection with the 33.5 million rights outstanding at the end of 2016 (2015: 39.1 million rights) under the Company’s long-term incentive plans. At the end of 2016, the Company did not hold any shares for cancellation (2015: 2.2 million shares). In 2016 Philips purchased call options on Philips shares matching the majority of the options granted to employees until 2013. As of December 31, 2016 Philips held 14.1 million call options as a hedge of 15.9 million remaining options granted to employees.

The year 2015

Shareholders’ equity increased by EUR 795 million in 2015 to EUR 11,662 at December 31, 2015. The increase was mainly a result of EUR 645 million net income and EUR 791 million of other comprehensive income, partially offset by EUR 507 million related to the purchase of shares for the share buy-back program. The dividend payment to shareholders in 2015 reduced equity by EUR 298 million including tax and service charges, while the delivery of treasury shares increased equity by EUR 82 million and net share-based compensation plans increased equity by EUR 82 million.

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

2.1.21 Net debt to equity

The year 2016

Philips ended 2016 with a position of EUR 3,272 million, compared to a net debt1) position of EUR 3,994 million at the end of 2015.

Philips Group

Net debt to group equity2) in billions of EUR

2012 - 2016

1)	Shareholders’ equity and non-controlling interests
2)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

32      Annual Report 2016

Group performance 2.1.22

The year 2015

Philips ended 2015 with a net debt1) position (total debt less cash and cash equivalents) of EUR 3,994 million, compared to a net debt1) position of EUR 2,231 million at the end of 2014.

2.1.22 Liquidity position

The year 2016

As of December 31, 2016, including the cash position (cash and cash equivalents), as well as its EUR 2.3 billion committed revolving credit facilities, the Philips Group had access to available liquidity of EUR 4,634 million vs. Gross Debt (including short and long-term) of EUR 5,606 million.

As of December 31, 2015, including the Company’s cash position (cash and cash equivalents), as well as its EUR 1.8 billion committed revolving credit facility, the Company had access to available liquidity of EUR 3,566 million vs. Gross Debt (including short and long-term) of EUR 5,760 million.

Philips Group

Liquidity position in millions of EUR

2014 - 2016

	2014	2015	2016

Cash and cash equivalents	1,873	1,766	2,334
Committed revolving credit facility/CP program/Bilateral loan	1,800	1,800	2,300

Liquidity	3,673	3,566	4,634
Available-for-sale financial assets at fair value	75	75	36
Short-term debt	(392)	(1,665)	(1,585)
Long-term debt	(3,712)	(4,095)	(4,021)

Net available liquidity resources	(356)	(2,119)	(936)

Royal Philips has a EUR 1.8 billion committed revolving credit facility that can be used for general group purposes and as a backstop of its Commercial Paper Programme and will mature in February 2018. The Commercial Paper Programme amounts to USD 2.5 billion, under which Royal Philips can issue commercial paper up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. There is a panel of banks, in Europe and in the US, which service the program. The interest is at market rates prevailing at the time of issuance of the commercial paper. There is no collateral requirement in the Commercial Paper Programme. Also, there are no limitations on Philips’ use of funds from the program. As of December 31, 2016, Royal Philips did not have any loans outstanding under these facilities.

Royal Philips’ existing long-term debt is rated Baa1 (with stable outlook) by Moody’s and BBB+ (with stable outlook) by Standard & Poor’s. Our net debt1) position is managed in such a way that we expect to retain a strong investment grade credit rating. Furthermore, the Group’s aim when managing the net debt1) position is dividend stability and a pay-out ratio of 40% to 50% of continuing net income. Royal Philips’ outstanding long-term debt and credit facilities do not contain financial covenants or cross-acceleration provisions that are based on adverse changes in ratings. A description of Philips’ credit facilities, including any covenants, can be found in note 18, Debt.

As at December 31, 2016, Philips had total cash and cash equivalents of EUR 2,334 million. Philips pools cash from subsidiaries to the extent legally and economically feasible. Cash not pooled remains available for local operational or investment needs.

Philips believes its current liquidity and direct access to capital markets is sufficient to meet its present financing requirements.

In December 2016, Royal Philips delivered a notice of redemption to the holders of the outstanding 5.750% Notes due 2018 in the aggregate principal amount of USD 1,250 million for redemption in January 2017. For further information, refer to note 31, Subsequent events.

The year 2015

Including the Company’s cash position (cash and cash equivalents), as well as its EUR 1.8 billion committed revolving credit facility, the Company had access to available liquid resources of EUR 3,566 million vs Gross Debt (including short and long term) of EUR 5,760 million as of December 31, 2015.

2.1.23 Cash obligations

Contractual cash obligations

Presented below is a summary of the Group’s contractual cash obligations and commitments at December 31, 2016.

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

Annual Report 2016      33

Group performance 2.1.23

Philips Group

Contractual cash obligations1,2) in millions of EUR

2016

		Payments due by period

		less
		than 1	1-3	3-5	after 5
	total	year	years	years	years

Long-term debt3)	5,117	1,290	104	1,297	2,426
Finance lease obligations	307	93	127	54	33
Short-term debt	210	210	—	—	—
Operating leases	942	227	300	195	220
Derivative liabilities	841	280	410	—	151
Interest on debt4)	2,229	184	306	295	1,444
Purchase obligations5)	260	108	73	33	46
Trade and other payables	2,848	2,848	—	—	—

Contractual cash obligations	12,754	5,240	1,320	1,874	4,320

1)	Obligations in this table are undiscounted
2)

This table excludes pension contribution commitments and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement

3)	Long-term debt includes short-term portion of long-term debt and excludes finance lease obligations
4)	Approximately 30% of the debt bears interest at a floating rate.
5)

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

Certain Philips suppliers factor their trade receivables from Philips with third parties through supplier finance arrangements. At December 31, 2016 approximately EUR 360 million of the Philips accounts payable were known to have been sold onward under such arrangements whereby Philips confirms invoices. Philips continues to recognize these liabilities as trade payables and will settle the liabilities in line with the original payment terms of the related invoices.

Other cash commitments

The Company and its subsidiaries sponsor post-employment benefit plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. For a discussion of the plans and expected cash outflows, please refer to note 20, Post-employment benefits.

The Company had EUR 201 million restructuring-related provisions by the end of 2016, of which EUR 174 million is expected to result in cash outflows in 2017. Refer to note 19, Provisions for details of restructuring provisions.

A proposal will be submitted to the upcoming Annual General Meeting of Shareholders to declare a dividend of EUR 0.80 per common share (up to EUR 745 million), in cash or shares at the option of the shareholder, against the net income for 2016. Further details will be given in the agenda for the Annual General Meeting of Shareholders, to be held on May 11, 2017.

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. At the end of 2016, the total fair value of guarantees recognized on the balance sheet amounted to EUR nil (December 31, 2015: EUR nil). Remaining off-balance-sheet business and credit-related guarantees provided on behalf of third parties and associates decreased by EUR 9 million during 2016 to EUR 28 million (December 31, 2015: EUR 37 million).

2.1.24 Procurement

The year 2016

In the first quarter of the year, global economic growth was running at its weakest pace in three years. In June, an additional threat to future growth came in the shape of Brexit, high credit growth, debt exposures in emerging markets and volatile financial markets.

Commodity prices continued to weaken at the start of 2016. Oil and metal prices fell to extreme lows on weaker global demand, especially due to the slowdown in manufacturing activity in China, but also because of increases in inventories and supply following the past (mining) investments.

Market prices for steel, however, showed increases during 2016, driven by a steeper cost curve, a consolidated market as well as the more aggressive anti-dumping approach.

For commodities, the election of Donald Trump as US President spurred price gains as investors bet that demand for materials would pick up with a focus on infrastructure and further protectionism. However, actual consumption has not yet significantly increased for most materials and the influence of speculation is hard to determine.

Oil, copper, steel and other metals all surged by over 20% in the last few months of the year to the highest price levels since mid-2015, partly driven by additional Chinese fiscal stimulus in the form of public construction sector support and the acceleration of public-private partnership infrastructure projects.

Risks

Continued reliance on credit as a growth driver is heightening the risk of an eventual disruptive adjustment in China. In addition, a shift toward protectionist policies is a distinct threat. Geopolitical

34      Annual Report 2016

Group performance 2.1.24

tensions, terrorism and the European challenge with refugees could also play a key role in the outlook in several economies.

The currency risk remains and might get stronger in 2017 as the US dollar continued to appreciate against the euro and Chinese renminbi in 2016.

Implications

The lower commodity market prices over the last two years created a tailwind for Philips. The coming year will show a different picture, judging by current economic improvement, speculation on a pick-up in commodity demand and actual price increases over the last months of 2016.

Concerning shortages, the low price levels of raw materials and energy during 2016 have led to reduced investment in future supply. This creates the risk of new headwind once real consumption picks up again and the supply-demand situation reverses.

The year 2015

Global growth remained moderate during 2015. While the advanced economies showed a modest recovery, the emerging markets showed further declines in their growth rates. Main themes in 2015 were further signs of weakening economic growth in emerging markets, especially China, strongly declining oil prices, commodity prices trending down slightly, and currency volatility.

Growth within the US, Europe and Japan was supported by declining oil and material prices, monetary policies and, in the case of Europe, the euro currency depreciation.

Commodity prices weakened in 2015. After an increase in the spring from their January lows, oil prices declined sharply, reflecting a combination of weaker global demand and steady supply growth, and increased again following the nuclear deal with Iran.

Metal prices also fell on weaker global demand, especially due to the slowdown in manufacturing activity in China, but also because of increases in inventories and supply following the past mining investments. Market prices for steel continued to fall.

2.2 Social performance

At Philips we are passionate about improving lives through meaningful innovation. Our people find this aim powerful and inspiring, answering a calling to help create a healthier society. We reflect this aim in all that we do, starting with our people, extending to our stakeholders, as inspiration for new products and services, and through the community work of the Philips Foundation.

Our people

At Philips, we are committed to fostering an ecosystem that inspires inclusion, enables our employees to thrive, and puts our purpose of improving lives at the heart of everything we do. Our people are one of our unique strengths and each one of our employees is instrumental in Philips’ success. Our strategy is based on the belief that every employee at Philips has talent and can grow and contribute with increasing impact. We take great pride in our Philips culture, which is rooted in innovation, R&D and entrepreneurship. We strive to hire employees with backgrounds and perspectives that can mirror the diversity of our markets and customers, fueling insight and innovation across our business.

During 2016 we successfully split Philips Lighting from Royal Philips. This facilitated greater focus and growth in each business, but also necessitated change and adjustment for our people. Throughout this process, our people have demonstrated their significant professionalism in making this a smooth transition, from both a people and business perspective, ensuring moments of uncertainty were supported with care.

2.2.1 Improving people’s lives

At Philips, we strive to make the world healthier and more sustainable through innovation. Our goal is to improve the lives of 3 billion people a year by 2025. To guide our efforts and measure our progress, we take a two-dimensional approach – social and ecological – to improving people’s lives. Solutions from our portfolio that directly support the curative or preventive side of people’s health determine the contribution to the social dimension. This is also our contribution to the UN Sustainable Development Goal 3 (“to ensure healthy lives and promote well-being for all at all ages”). As healthy ecosystems are also needed for people to live a healthy life, the contribution to the ecological dimension is determined by means of our steadily growing Green Solutions portfolio, such as our energy- efficient products in our Personal Health businesses. This is our contribution to Sustainable Development Goal 12 (“to ensure sustainable consumption and production patterns”).

Through Philips products and solutions that support people’s health, we improved the lives of 908 million people in 2016, driven by our Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses. Additionally, our products that help people live a healthy life improved the lives of 324 million people, and our Green Solutions that contribute to a healthy ecosystem 1.74 billion people. After the elimination of double counts – people touched multiple times – we arrived at 2.1 billion lives. This is an increase of around 100 million compared to 2015, driven by all segments, mainly in Greater China, North America, ASEAN, and the Indian subcontinent.

More information on this metric can be found in Methodology for calculating Lives Improved.

Annual Report 2016      35

Group performance 2.2.1

Lives Improved per market

To find out about our Lives Improved metric at global, regional and market level, go to www.results.philips.com/interactive-worldmap

The following table shows the Lives Improved metric per market.

Philips Group

Lives Improved per market

Market	Lives Improved (million)1)	Population (million)2)	GDP (USD billion)3)

Africa	54	1,185	2,186
ASEAN and the Pacific	246	948	5,765
Benelux	28	29	1,301
Central & East Europe	86	125	1,399
Germany, Austria and Switzerland	94	100	4,548
France	60	66	2,519
Greater China	395	1,410	12,851
Iberia	46	57	1,463
Indian subcontinent	213	1,522	2,583
Italy, Israel and Greece	55	82	2,392
Japan	35	127	4,730
Latin America	179	630	5,273
Middle East & Turkey	109	346	2,888
Nordics	26	27	1,460
North America	354	360	20,094
Russia and Central Asia	82	285	1,721
UK & Ireland	51	70	2,973

1)	Source: Philips, double counts eliminated
2)	Source: The World Bank, CIA Factbook & Wikipedia
3)	Source: IMF, CIA Factbook & Wikipedia

Philips Group

Lives improved in billions

2.2.2 Including, engaging and inspiring our people

The ability to capture growth and seize market opportunities depends on our people – their alignment with our vision, a sense of common purpose, and the belief that their role at Philips is making a positive contribution.

Inclusion and Diversity

Philips recognizes that the best and most innovative solutions are generated through collaboration between people who think differently from one another and genuinely welcome a variety of ideas and viewpoints.

Inclusion requires intentional acceptance; a mindset and workplace where every employee’s ideas, knowledge, perspectives, experiences, and styles are valued. The conviction that all individuals should be treated fairly and respectfully, have equal access to opportunities and resources, and can contribute fully to our success.

Data insights

•	Gender diversity figures remained stable at 36% overall, with slight increases in the Staff, Professional and Management categories

•	Age diversity increased slightly in 2016 with an increase in the under 25 age group

•	120+ nationalities bringing a rich diversity of capabilities, opinions and perspectives

•	47% of our employees are located in growth geographies

36      Annual Report 2016

Group performance 2.2.2

Philips Group

Gender diversity in %

2014 - 2016

Philips Group

Employees per age category in %

2014 - 2016

Engagement and Inspiration

Our employee survey consistently reports high levels of employee engagement, above 70% throughout 2010-2016, and rising from 71% to 74% favorable between 2015 to 2016 for the HealthTech businesses. Details on the Lighting employee engagement results can be found in the Philips Lighting Investor Relations website.

At Philips, we care for our people and believe that we are at our best when our team are at theirs. We understand work is only one part of life. That is why we offer a variety of innovative benefits and health programs to help keep our people mentally and physically strong, and foster flexibility to manage life’s unexpected moments at home.

By keeping our finger on the pulse of employee sentiment toward the company, listening to employees’ ideas for improvement, and demonstrating to employees that their feedback is valued, we are working to ensure that every member of our global team has a role in creating lasting value for our customers, shareholders, and other stakeholders.

Philips Group

Employee Engagement Index in %

2012 - 2016

1)	Based on 60 pulse surveys conducted in 2012
2)	Based on My Accelerate! Surveys
3)	Based on My Accelerate Surveys in HealthTech

2.2.3 Hiring and acquiring our people

In 2016, over 10,000 people were appointed to roles within Philips; 69% of executive vacancies were filled by internal candidates, the remainder were external hires with 60% coming from other healthcare or IT companies. In line with previous years, roughly one third of all roles were filled with internal candidates and the remainder filled with highly qualified external talent.

Three successful integrations were completed in 2016, Volcano, PathXL and Wellcentive, also infusing the organization with additional talent with deep health technology expertise.

Philips’ focus on health technology has enabled activation of more highly targeted recruitment campaigns and outreach efforts. As such, Philips has continued to strengthen in-house talent acquisition capabilities, completing 80% of Executive hires in 2016, and saving EUR 3 million in agency costs.

Recruitment campaigns have been customized to raise awareness and attractiveness of Philips as a top healthcare technology employer within critical talent segments, for example Software and Q&R. The Code to Care campaign achieved 340,000 prospects to the software careers page, supporting 77% growth in digital talent pipelines. Likewise the Quality Gene campaign resulted in a 35% increase in applications, and a 39% increase in Q&R hires from strategically targeted companies.

In 2016, Philips was recognized as the best-in-class in talent acquisition by Corporate Executive Board and is in the top 1% of LinkedIn top global talent attractors. In addition, Best Place to Work programs helped Philips boost attractiveness to passive talent in the labor market in 2016, winning category awards in the United States, Netherlands, Germany, Spain, and Panama.

Annual Report 2016      37

Group performance 2.2.4

2.2.4 Employment

The year 2016

The total number of Philips Group employees (continuing operations) was 105,223 at the end of 2016, compared to 104,204 at the end of 2015. Approximately 33% were employed in the Lighting segment, 23% in the Diagnosis & Treatment businesses, 21% in the Personal Health businesses, 13% in the HealthTech Other segment and 10% in the Connected Care & Health Informatics businesses.

Philips Group

Employees per segment in FTEs at year-end

2014 - 2016

	2014	2015	2016

Personal Health	21,488	21,384	22,530
Diagnosis & Treatment	20,104	23,638	23,791
Connected Care & Health Informatics	9,119	10,290	11,033
HealthTech Other	13,019	11,493	13,570
Lighting	41,635	37,399	34,256
Legacy Items			43

Continuing operations	105,365	104,204	105,223
Discontinued operations	8,313	8,755	9,508

Philips Group	113,678	112,959	114,731

Compared to 2015, the number of employees in continuing operations increased by 1,019. The increase reflects insourced manufacturing for products with critical process capability requirements, increased resources in digital innovation across marketing and software, and growth through acquisition. This targeted growth was partially offset by industrial footprint rationalization at Lighting, a reduction of traditional sales roles, and a decrease in operational headcount in central functions.

Approximately 53% of the Philips workforce was located in mature geographies, and about 47% in growth geographies. In 2016, the number of employees in mature geographies increased by 67, mainly due to the Wellcentive acquisition in the Connected Care & Health Informatics segment. The number of employees in growth geographies increased by 952 driven by three factors: Global Business Services right-shoring supporting functions, further shift and rationalization in industrial footprint, and new legislation introduced in China, which capped contingent workforce size at 10% and prompted insourcing of contingent workers.

Philips Group

Employees per geographic cluster in FTEs at year-end

2014 - 2016

	2014	2015	2016

Western Europe	29,105	28,590	28,326
North America	22,283	23,614	23,839
Other mature geographies	3,643	3,908	4,014

Mature geographies	55,031	56,112	56,179
Growth geographies	50,334	48,092	49,044

Continuing operations	105,365	104,204	105,223
Discontinued operations	8,313	8,755	9,508

Philips Group	113,678	112,959	114,731

Philips Group

Employment in FTEs at year-end

2014 - 2016

	2014	2015	2016

Balance as of January 1	116,082	113,678	112,959
Consolidation changes:
Acquisitions	1,506	1,865	163
Divestments	(247)	(300)	(571)
Changes in Discontinued operations	(2,132)	442	753
Other changes	(1,531)	(2,726)	1,427

Balance as of December 31	113,678	112,959	114,731

In 2016, employee turnover amounted to 16.0% (of which 9.6% was voluntary) compared to 16.6% (9.7% voluntary) in 2015. 2016 turnover was mainly due to the changing industrial footprint in Lighting and our overhead reduction program.

Philips Group

Employee turnover in %

2016

	Staff	Professionals	Management	Executives	Total

Female	21.2	12.1	10.8	13.7	17.0
Male	23.4	10.3	9.3	10.7	15.4

Philips Group	22.4	10.8	9.6	11.2	16.0

Philips Group

Voluntary turnover in %

2016

	Staff	Professionals	Management	Executives	Total

Female	13.0	8.0	7.5	5.9	10.7
Male	13.4	6.3	4.7	4.8	9.0

Philips Group	13.2	6.8	5.3	5.0	9.6

The year 2015

The total number of Philips Group employees (continuing operations) was 104,204 at the end of 2015, compared to 105,365 at the end of 2014. Approximately 36% were employed in the Lighting segment, 23% in the Diagnosis & Treatment businesses, 21% in the Personal Health businesses, 11% in the HealthTech Other segment and 10% in the Connected Care & Health Informatics businesses.

Compared to 2014, the number of employees in continuing operations decreased by 1,161. The decrease reflects industrial footprint rationalization at Lighting and a reduction in third-party workers in the Personal Health businesses, partly offset by the consolidation of the Volcano acquisition in the Diagnosis & Treatment segment.

Approximately 54% of the Philips workforce was located in mature geographies, and about 46% in growth geographies. In 2015, the number of employees in mature geographies increased by 1,081, mainly due to the Volcano acquisition in the Diagnosis & Treatment

38      Annual Report 2016

Group performance 2.2.5

segment. The number of employees in growth geographies decreased by 2,242 largely driven by footprint rationalization at Lighting.

2.2.5 Developing our people

At Philips, we operate with in belief that everyone has talent and that our people are critical to our organizational success. With over 105,000 talented and motivated employees all over the world, it is our people who continue to turn our strategy into reality. Our sustained growth and long-term success will be achieved by becoming a world-class talent-builder, offering attractive and rewarding work which contributes to the careers of our people.

Philips University

In 2016, Philips University began implementing a targeted approach to delivering learning, focusing on strategic needs, identified through strategic plans of the business, strategic workforce planning, and talent reviews. These plans help ensure the effectiveness of our learning budget. Also, innovative learning techniques including gamification, video and micro-learning were infused into learning offerings.

For more information on our people’s development, please refer to sub-section 12.3.2, People development, of this report.

2.2.6 Health and Safety

At Philips we strive to make the world healthier and more sustainable through innovation. A critical aspect of which starts with our own people. We believe we are at our best when our employees are at theirs. A belief championed by our CEO in his recent Financial Times article.

Philips strives for an injury-free and illness-free work environment, with a sharp focus on reducing the number of injuries and improving processes. As of 2016, the Total Recordable Cases (TRC) rate is defined as a Key Performance Indicator (KPI), on which we set yearly targets for the company, Business Groups and industrial sites. For data comparability reasons, we also provide the Lost Workday Injury Cases (LWIC) rate.

We regret to report two fatalities in Philips Lighting in 2016. One of our sales officers passed away after a traffic accident in Pakistan. In India a contractor died due to injuries sustained at one of our factories. For both of these fatalities, a thorough investigation and root cause analysis were conducted. Corrective actions were implemented, including reminding our employees of safe driving rules and accelerating our injury prevention program to prevent such occurrences in the future.

In 2016, we recorded 174 LWIC, of which 71 in Philips Lighting. These are occupational injury cases where the injured person is unable to work one or more days after the injury. This represents a significant decrease compared with 213 in 2015, and continues the downward trend since 2010. The LWIC rate decreased to 0.18 per 100 FTEs, compared with 0.21 in 2015. The number of Lost Workdays caused by injuries decreased by 1,253 days (16%) to 6,728 days in 2016.

In 2016, we recorded 395 TRC, of which 156 in Philips Lighting. These are cases where the injured employee is unable to work one or more days, or had medical treatment or sustained an industrial illness. We will continue to monitor this KPI and actively set reduction targets for all our businesses in 2017.

For more information on Health and Safety, please refer to sub-section 12.3.4, Health and Safety performance, of this report.

2.2.7 General Business Principles

The Philips General Business Principles (GBP) incorporate the fundamental principles for all Philips business around the world. They set the minimum standard for business conduct for both individual employees and for the company and our subsidiaries. Our GBP also stand as a reference for the business conduct we expect from our business partners and suppliers. Translations of the text are available in 32 languages, allowing almost every employee to read the GBP in their native language. Detailed underlying policies, manuals, training and tools are in place to give employees practical guidance on how to apply the GBP in their day-to-day work environments.

In addition, there are separate Codes of Ethics that apply to employees working in specific areas of our business, i.e. the Procurement Code of Ethics and the Financial Code of Ethics. Details of these can be found at www.philips.com/gbp.

As part of our unyielding effort to raise GBP awareness and create engagement throughout the organization on the different forms acting with integrity can take, each year a GBP communications and training plan is deployed. In 2016 a number of new initiatives were undertaken through various channels such as our spotlight article series, Quick Reference Cards for at-a-glance guidance on how to handle a number of common GBP concerns as well as returning programs such as e-Learnings which were deployed early in the year. Many of these initiatives contributed to building momentum towards our annual Dialogue Week in the third quarter, which serves as the highlight of our GBP program for the year. During 2016’s Dialogue Week hundreds of Philips teams held open and frank discussions on what Acting with Integrity means to them, and posted pictures of their sessions on the Philips social platform using the hashtag, #integritymatters.

The GBP form an integral part of labor contracts in virtually every country in which Philips operates. It is the responsibility of each employee to live up to our GBP, and employees are requested to affirm their commitment after having completed their GBP

Annual Report 2016      39

Group performance 2.2.7

e-training. In addition, employees in respective specialized areas must sign-off on the Financial and Supply Management Codes of Ethics. Executives are requested to sign-off on the General Business Principles to confirm a renewed commitment to awareness of and compliance with the respective codes each year.

The GBP Review Committee is responsible for the effective deployment of the GBP and for generally promoting a culture of compliance and ethics within Philips. The GBP Review Committee is a body chaired by the Chief Legal Officer, and its members include the Chief HR Officer, the Chief Market Leader and the Chief Financial Officer. They are supported in the implementation of their initiatives by a Committee Secretariat, and a network of GBP Compliance Officers who are appointed in all countries and at all major sites where Philips has operations.

Related roles and responsibilities are laid down in the Charter of the GBP Review Committee. In 2016, in response to external regulatory developments in business ethics and compliance, a revised charter was deployed by the GBP Review Committee. This newly updated charter impacted the composition of the GBP Review Committee, the roles and responsibilities of its members as well as the composition, roles and responsibilities of the GBP Compliance function. To strengthen monitoring and oversight of GBP compliance within Philips, a mandatory annual GBP self-assessment questionnaire was introduced. The GBP Review Committee Secretariat receives an overview of the results of this self-assessment and can take action when deemed necessary. We believe this has created a more robust network equipped with the requisite skills and support to monitor and enhance compliance in the increasingly regulated environments in which Philips operates.

The GBP are supported by established mechanisms that ensure standardized reporting and escalation of concerns. These mechanisms are based on the GBP Reporting Policy that urges employees to report any concerns they may have regarding business conduct in relation to the GBP either through a GBP Compliance Officer or through the Philips Ethics Line. The Philips Ethics Line enables employees and also third parties to report a concern either by telephone or online via a web intake form in a variety of different languages 24/7 all year round. All concerns raised are registered consistently in a single database hosted externally from Philips by a third party and are investigated uniformly in accordance with standardized investigation procedures.

More information on the Philips GBP can be found in chapter 5, Risk management, of this report. The results of the monitoring measures in place are given in sub-section 12.3.5, General Business Principles, of this report.

2.2.8 Working with stakeholders

In organizing ourselves around customers and markets, we create dialogues with our stakeholders in order to explore common ground for addressing societal challenges, building partnerships and jointly developing supporting ecosystems for our innovations around the world. To deliver on our vision to make the world healthier and more sustainable through innovation, working with partners is crucial. An overview of stakeholders and topics discussed is provided in chapter 12, Sustainability statements, of this report.

For more information on our stakeholder engagement activities in 2016, please refer to sub-section 12.3.7, Stakeholder Engagement, of this report.

2.2.9 Supplier sustainability

Royal Philips has a direct business relationship with approximately 8,500 product and component suppliers and 22,000 service providers. In many cases the sustainability issues deeper in our supply chain require us to intervene beyond tier 1 of the chain.

Supplier sustainability strategy

Managing our large and complex supply chain in a socially and environmentally responsible way requires a structured and innovative approach while being transparent and engaging with a wide variety of stakeholders. Insights gained through the stakeholder engagement process are used as an input to develop our supplier sustainability strategy. We then translate this strategy into five dedicated programs:

1. Supplier sustainability compliance

Combination of contractual sustainability commitment of Philips suppliers defined in two core Supplier Sustainability policy documents (Supplier Sustainability Declaration (SSD) and Regulated Substances List (RSL)) and additional transparency requirements to provide information and evidence on topics mentioned in SSD and RSL.

2. Supplier sustainability performance

This program aims to bring about structural, sustainable improvement in our supply chain while focusing on health and safety, remuneration and benefits, and workforce turnover. This approach has been designed to replace the Philips audit program and was piloted in 2016 on a sample of 93 supplier sites in China.

3. Responsible sourcing

This program aims to manage sustainability risks related to minerals mined in conflict-affected and high-risk regions. Philips addresses the complexities of the minerals supply chains through continuous due diligence process combined with multi-stakeholder initiatives to responsible sourcing.

40      Annual Report 2016

Group performance 2.2.9

4. Circular procurement

Philips’ ambition is to increase its circular business proposition and it has set a 2020 target to achieve 15% circular revenues. This program identifies how procurement can contribute to our ambition to be a provider of circular solutions and services.

5. Environmental footprint China

This program serves to reduce the environmental footprint of our suppliers’ sites in China. Furthermore, we want to focus on increasing supply chain transparency in terms of environmental footprint and to drive responsible use of resources through our supply chain. An example is the collaboration of Philips with a Chinese NGO, the Institute of Public Environment (IPE).

Please refer to sub-section 12.3.8, Supplier indicators, of this report for more details and to the Philips Lighting Investor Relations website for details on the Lighting Supplier Sustainability program.

2.3 Environmental performance

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

In 2016, our CEO Frans van Houten launched our new Royal Philips five-year sustainability program, ‘Healthy people, sustainable planet’, addressing both social and environmental challenges and including associated targets to be achieved by 2020.

The three pillars of the ‘Healthy people, sustainable planet’ program are:

•	Creating value for our customers through Sustainable Solutions

•	Leading by example in our Sustainable Operations

•	Multiplying our impact by driving Sustainability through our supply chain

More details on the new program, as well as the initial results, have been addressed in this report.

Every year, Royal Philips publishes a full Integrated Annual Report. Our independent auditor Ernst & Young (EY) has not only audited our financial information but has also provided reasonable (highest level) assurance on Sustainability Information in chapter 12, Sustainability statements, of this report and sections section 2.2, Social performance, of this report and section 2.3, Environmental performance, of this report. Please refer to section 12.5, Assurance report of the independent auditor, of this report. With this, Philips is a frontrunner in this field.

Please refer to the Philips Lighting Investor Relations website for more details on the new Lighting sustainability program and results.

In this Environmental performance section an overview is given of the most important environmental parameters of the new program. Improving people’s lives, Health and Safety, and Supplier Sustainability are addressed in the Social performance section. Details of the ‘Healthy people, sustainable planet’ parameters can be found in the chapter 12, Sustainability statements, of this report.

2.3.1 Green Innovation

Green Innovation is the Research & Development spend related to the development of new generations of Green Products and Solutions and Green Technologies.

Sustainable Innovation is the Research & Development spend related to the development of new generations of products and solutions that address the United Nations’ Sustainable Development Goals 3 (“to ensure healthy lives and promote well-being for all at all ages”) or 12 (“to ensure sustainable consumption and production patterns”). With regard to the latter, Philips set a target of EUR 7.5 billion (cumulative) for its HealthTech businesses over the coming five years as part of the ‘Healthy people, sustainable planet’ program.

In 2016, Philips invested EUR 558 million in Green Innovation while the HealthTech businesses invested EUR 1.3 billion in Sustainable Innovation.

Philips Group

Green Innovation per segment in millions of EUR

2014 - 2016

Diagnosis & Treatment businesses

Philips develops innovative Diagnosis & Treatment solutions that enable first-time right diagnosis, precision interventions and therapy, while respecting

Annual Report 2016      41

Group performance 2.3.1

the boundaries of natural resources. Investments in Green Innovation in 2016 amounted to EUR 133 million, a 29% increase compared to 2015. All Philips Green Focal Areas are taken into account while we aim to reduce environmental impact over the total lifecycle. Energy efficiency is an area of focus, especially for our large imaging systems such as MRI. Closing the materials loop is another area where our focus on developing upgrading pathways has enabled extended product life and therefore reduced materials use and lower cost. Our Diagnosis & Treatment businesses actively support a voluntary industry initiative to improve the energy efficiency of medical imaging equipment. Moreover, we are actively partnering with multiple leading care providers to look together for innovative ways to reduce the environmental impact of healthcare, for example by maximizing energy-efficient use of medical equipment and optimizing lifecycle value.

Connected Care & Health Informatics businesses

Philips innovates with connected health IT solutions that integrate, collect, combine and deliver quality data for actionable insights to help improve access to quality care, while respecting the boundaries of natural resources. It is our belief that well-designed e-health solutions can reduce the travel-related carbon footprint of healthcare, and improve access and outcomes. Investments in Green Innovation in 2016 amounted to EUR 38 million, a doubling compared to 2015. All Philips Green Focal Areas are taken into account as we aim to reduce environmental impact over the total lifecycle. Energy efficiency and material reduction are the main areas of focus.

Personal Health businesses

Continuous high R&D investments at our Personal Health businesses are also reflected in Green Innovation spend, which amounted to EUR 96 million in 2016, compared with EUR 99 million in 2015. The investments resulted in high Green Revenues in all Business Groups. The Personal Health businesses continued their work on improving the energy efficiency of their products, closing the materials loop (e.g. by using recycled materials in products and packaging) and the voluntary phase-out of polyvinyl chloride (PVC), brominated flame retardants (BFR), Bisphenol A (BPA) and phthalates from, among others, food contact products. In particular, close to 100% of the Mother & Child Care, Male Grooming and Oral Healthcare products are completely PVC/BFR free.

Lighting

Philips Lighting strives to make the world healthier and more sustainable through energy-efficient light. With a 2016 investment of EUR 281 million in Green Innovation, Lighting invested 11% more compared to 2015. Increasing investments in digital solutions and connectivity have led to further improvements in the area of energy efficiency. In 2016, Philip Lighting teamed up with the Dubai Municipality to create the Dubai Lamp Initiative, a unique research partnership that resulted in the development of the world’s most energy-efficient commercially available LED lamp. By replacing conventional lamps with the Dubai Lamp – the first commercially available 200 lumen per watt LED lamp – households and enterprises can reduce electricity used for lighting by more than 90% compared to incandescent technologies. In addition to raising light and energy efficiency to new levels, the Dubai Lamp is extremely durable with an average lifespan of up to 15 times that of conventional lamps.

HealthTech Other

HealthTech Other invested EUR 10 million in Green Innovations, spread over projects focused on global challenges related to water, air, energy, food, Circular Economy, and access to affordable healthcare. The Research organization within HealthTech Other used the Sustainable Innovation Assessment tool, in which innovation projects are evaluated and scored along the environmental and social dimensions, in order to identify those projects that most strongly drive sustainability. Transfers of Research projects include a Lives Improved calculation to assess what the project’s contribution will be to Philips’ vision to improve the lives of 3 billion people a year by 2025. Intellectual Property & Standards has developed a Sustainable IP portfolio for which the spend has been included in the above total for HealthTech Other.

At the end of 2016, Philips’ IP portfolio consisted of 5.7% green patent families. All families are labeled with at least one Green Focal Area. In 2016, 3.3% of our total new patent filings were flagged as relating to green patent family. As IP is an extension of Philips’ innovation efforts, the portfolio percentage related to green patents is multiplied by our annual patent portfolio costs to determine Philips’ yearly investment in Green IP.

While a product can be classified as green because it incorporates an environmentally friendly technology, such technology cannot always be protected in a patent because of a lack of patentability over the state-of-the-art technology. Therefore, there is not necessarily a correlation between green patents and Green Technologies in Green Products and Solutions.

Circular Economy

The transition from a linear to a circular economy is essential to create a sustainable world. A circular economy aims to decouple economic growth from the use of natural resources and ecosystems by using these resources more effectively. It is a driver of innovation in the areas of material, component and product re-use, as well as new business models such as system solutions and services. In a circular economy, more effective (re)use of materials enables the creation of more value, both by means of cost savings and by developing new markets or growing existing ones. The ‘Healthy people, sustainable planet’ program includes a target to generate 15% of our revenues in 2020 from Circular Products and Solutions.

42      Annual Report 2016

Group performance 2.3.1

For more information on our Circular Economy activities and the progress towards targets in 2016, please refer to sub-section 12.4.1, Circular Economy, of this report. Please refer to the Philips Lighting Investor Relations website for more details on circular products and solutions of Philips Lighting.

2.3.2 Green Revenues

Green Revenues are generated through products and solutions which offer a significant environmental improvement in one or more Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Circularity, and Lifetime reliability. Green Revenues, excluding the Lumileds and Automotive business, increased to EUR 15.7 billion in 2016, or 64.1% of sales (61.0% in 2015), thereby reaching a record level for Philips.

The exclusion of Lumileds and Automotive had a 1% negative impact on the total Green Revenues percentage.

Philips Group

Green Revenues per segment in millions of EUR

2014 - 2016

Through our EcoDesign process we aim to create products and solutions that have significantly less impact on the environment during their whole lifecycle. Overall, the most significant improvements have been realized in our energy efficiency Green Focal Area, an important objective of our program, although there was also growing attention for hazardous substances and recyclability in all segments in 2016, the latter driven by our Circular Economy initiatives.

New Green Products and Solutions from each segment include the following examples.

Diagnosis & Treatment businesses

In 2016, our Diagnosis & Treatment businesses maintained the Green Product and Solutions portfolio with redesigns of various Green Products with further environmental improvements. These products improve patient outcomes, provide better value, and help secure access to high-quality care, while reducing environmental impact. We continued to add an energy-efficient CryoCompressor to our MRI systems, with energy savings in the various non-scanning modes of 30-40%.

Connected Care & Health Informatics businesses

Our Connected Care & Health Informatics businesses grew the Green Product and Solutions portfolio with three new products and solutions which offer better technology and functionality and at the same time reduce environmental impact. Examples include a new patient monitor GS10/GS20/G30E/G40E series from our Goldway China site with a 21% reduction in product weight and an 18% reduction in energy usage, compared to the predecessor products. Another example is the patient mask AF541, which has a 33% lower product weight and no longer contains polycarbonate compared to its predecessor mask and thus has no risk of containing bisphenol-A.

Personal Health businesses

Our Personal Health businesses focuses on Green Products and Solutions which meet or exceed our minimum requirements in the areas of energy consumption, packaging, and substances of concern. Green Revenues in 2016 surpassed 56% of total sales. All our Green Products with rechargeable batteries (like toothbrushes, shavers, and grooming products) exceed the stringent California energy efficiency norm by at least 10%. We are making steady progress in developing PVC/BFR-free products. More than 55% of sales consist of PVC/BFR-free products, with the exception of the power cords, for which there are not yet economically viable alternatives available. In the remaining 30% of product sales, PVC/BFR has already been phased out to a significant extent, but the products are not yet completely free of these substances.

Sleep & Respiratory Care (S&RC) launched the Simple Mini Go portable oxygen concentrator (POC), the smallest and lightest POC ever developed by Philips; compared to its predecessor the product weight has been reduced by 40% and energy efficiency improved by 20%.

Lighting

Green Revenues within Lighting increased to 78% in 2016. Connected Lighting systems and LED contributed to Green Revenues with solutions in more applications and market segments. In Jakarta, Indonesia, 90,000 street luminaires were retrofitted this year with energy efficient LED lights connected by the Philips CityTouch lighting management system. Each light point is now connected, using sensors that collect performance data. As a result, city officials can now monitor Jakarta’s lighting infrastructure, remotely managing light levels to match different needs by district. At the same time, Jakarta can better manage its carbon footprint, reduce energy expenses and improve public services.

Annual Report 2016      43

Group performance 2.3.3

2.3.3 Sustainable Operations

The Sustainable Operations programs, in Royal Philips and Philips Lighting focus on the main contributors to climate change, recycling of waste, reduction of water consumption, and reduction of emissions. Full details can be found in chapter 12, Sustainability statements, of this report.

Carbon footprint and energy efficiency

Both Royal Philips and Philips Lighting are committed to the ambition of becoming carbon-neutral in our operations during the COP21 United Nations Climate Summit in Paris (December 2015). The target we have set is to be 100% carbon-neutral in our operations by 2020 and sourcing all our electricity usage from 100% renewable sources.

After achieving our 40% reduction target in 2015 compared to our 2007 base year we continued to decrease our carbon emissions in 2016. We achieved a 5% carbon reduction compared to 2015, resulting in a total of 1,344 kilotonnes CO2 emission. This reduction is mainly driven by increasing our renewable electricity share globally from 56% in 2015 to 62% in 2016. This led to a 17% carbon reduction in our industrial sites. As of December 2016 we source 100% of our US electricity demand from the Los Mirasoles windfarm in Texas through a 15-year Power Purchase Agreement. Additionally, Philips created a renewable electricity purchasing consortium with AkzoNobel, DSM and Google, and the four companies closed the first wind energy transaction in the Netherlands in October 2016 – the Krammer windfarm in the Zeeland province.

Our business travel emissions showed a reduction of 4% compared to 2015, driven by a stricter air travel policy introduced in the last quarter of 2016. This led to an air travel reduction of 5%. The emissions resulting from our lease cars decreased by 4%, slightly offset by an increase in carbon emissions from our rental cars usage (+6%). In order to further decrease our business travel emissions we will continue to promote video conferencing as an alternative to travel in 2017.

Within our logistics operations we have seen no significant changes in the overall carbon emissions compared to the previous year. Our air freight emissions went up 6% over the course of 2016 to meet demand in our HealthTech businesses, partially caused by distress at one of our larger ocean freight carriers. This was offset by significant reductions within Lighting due to a stricter air freight policy and a Royal Philips program to increase the loading degree of our containers for ocean freight.

Our operational energy efficiency improved by 8%, from 1.11 terajoules per million euro sales in 2015 to 1.01 terajoules per million euro sales in 2016 as a result of energy efficiency programs in our industrial sites. During 2016, the applied emission factors used to calculate our operational carbon footprint have been updated with the latest DEFRA (UK Department for Environment, Food & Rural Affairs) 2016 emission factors. Philips reports all its emissions in line with the Greenhouse Gas Protocol (GHGP) as further described in chapter 12, Sustainability statements, of this report.

The impact of the exclusion of Lumileds and Automotive is displayed as discontinued operations in the next graph; the size of which varies over the years, but averages around 18% over the past five years where emissions from our non-industrial facilities and business travel have been estimated based on FTE data. In 2016, Lumileds and Automotive business travel was based on actuals and non-industrial sites were extrapolated based on floor area. For our logistics emissions, the part of discontinued operations has been estimated using Philips Lighting revenue share as a proxy.

Philips Group

Operational carbon footprint in kilotonnes CO2-equivalent

2012 - 2016

Philips Group

Operational carbon footprint by Greenhouse Gas Protocol scopes in kilotonnes CO2-equivalent

2012 - 2016

	2012	2013	2014	2015	2016

Scope 1	355	361	320	261	229
Scope 2 (market based)	335	313	277	236	204
Scope 3	950	1,004	924	920	911

Philips Group	1,640	1,678	1,521	1,417	1,344
Scope 2 (location based)	584	583	546	496	488

Philips Group

Ratios relating to carbon emissions and energy use

2012 - 2016

	2012	2013	2014	2015	2016

Operational CO2 emissions in kilotonnes CO2-equivalent	1,640	1,678	1,521	1,417	1,344
Operational CO2 efficiency in tonnes CO2-equivalent per million EUR sales	74	76	71	58	55
Operational energy use in terajoules	30,013	30,890	28,741	26,792	24,824
Operational energy efficiency in terajoules per million EUR sales	1.35	1.40	1.34	1.11	1.01

44      Annual Report 2016

Group performance 2.3.3

Water

Total water intake in 2016 was 2.4 million m3, about 11% lower than in 2015. This decrease was mainly due to operational changes, lower production volumes at multiple Lighting sites where water is used for cooling purposes, and water-saving actions at various sites.

Lighting represents around 60% of total water usage. At Lighting, water is used in manufacturing as well as for domestic purposes. In Royal Philips, water is mainly used for domestic purposes. The exclusion of Lumileds and Automotive has a significant downward impact on the water consumption of Philips. In 2016, Lumileds and Automotive accounted for 1.7 million m3 of water.

Philips Group

Water intake in thousands of m3

2012 - 2016

	2012	2013	2014	2015	2016

Personal Health	368	652	585	614	613
Diagnosis & Treatment	281	311	392	268	269
Connected Care & Health Informatics	75	77	74	94	81
Lighting	2,413	2,249	2,052	1,751	1,451

Continuing operations	3,137	3,289	3,103	2,727	2,414
Discontinued operations	1,720	1,755	1,700	1,684	1,651

Philips Group	4,857	5,044	4,803	4,411	4,065

In 2016, 70% of water was purchased and 30% was extracted from groundwater wells.

Waste

In 2016, total waste decreased by some 5% compared to 2015 to 64.8 kilotonnes, mainly due to operational changes, lower production volumes and less packaging waste at Lighting sites. Lighting contributed 62% of total waste, Personal Health businesses 22%, Diagnosis & Treatment businesses 14% and Connected Care & Health Informatics businesses 2%. The reported increase in waste in Diagnosis & Treatment businesses was partially caused by the removal of obsolete components and two newly acquired reporting sites. The exclusion of Lumileds and Automotive had a downward impact on total waste of 6.2 kilotonnes.

Philips Group

Total waste in kilotonnes

2012 - 2016

	2012	2013	2014	2015	2016

Personal Health	14.6	13.2	13.1	13.8	14.3
Diagnosis & Treatment	7.4	6.7	6.8	8.0	9.2
Connected Care & Health Informatics	1.1	1.1	1.2	1.4	1.4
Lighting	57.5	54.9	53.9	45.3	39.9

Continuing operations	80.6	75.9	75.0	68.5	64.8
Discontinued operations	7.0	16.1	5.4	6.4	6.2

Philips Group	87.6	92.0	80.4	74.9	71.0

Total waste consists of waste that is delivered for landfill, incineration or recycling. Materials delivered for recycling via an external contractor comprised 54 kilotonnes, which equals 83% of total waste, comparable to 2015. Of the 17% remaining waste, 81% comprised non-hazardous waste and 19% hazardous waste. A total of 6.1 kilotonnes of waste was sent to landfill. Our sites are addressing both the recycling percentage as well as waste sent to landfill as part of both the new Royal Philips and Philips Lighting sustainability programs.

Philips Group

Industrial waste delivered for recycling in %

2016

Emissions

In the ‘Healthy people, sustainable planet’ program, Royal Philips included new reduction targets for the substances that are most relevant for its businesses. In order to provide comparable information at Group level, please find the summary of the emissions of the formerly targeted substances below. Emissions of restricted substances reduced from 26 kilos in 2015 to 7 kilos in 2016, mainly caused by one site in China which phased out a thinner containing benzene. For the fourth year in a row, mercury emissions at Lighting were as low as reasonably achievable, according to our assessment. The level of emissions of hazardous substances decreased from 25,101 kilos to 12,412 kilos in 2016 (-51%), mainly driven by changes in the lacquering process and product mix in the Personal Health businesses.

Philips Group

Restricted and hazardous substances in kilos

2012 - 2016

	2012	2013	2014	2015	2016

Restricted substances	67	37	29	26	7
Hazardous substances	67,530	35,118	28,310	25,101	12,412

For more details on emissions from substances, please refer to sub-section 12.4.3, Sustainable Operations, of this report.

Annual Report 2016      45

Group performance 2.4

2.4 Proposed distribution to shareholders

Pursuant to article 34 of the articles of association of Royal Philips, a dividend will first be declared on preference shares out of net income. The remainder of the net income, after reservations made with the approval of the Supervisory Board, shall be available for distribution to holders of common shares subject to shareholder approval after year-end. As of December 31, 2016, the issued share capital consists only of common shares; no preference shares have been issued. Article 33 of the articles of association of Royal Philips gives the Board of Management the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board.

A proposal will be submitted to the upcoming Annual General Meeting of Shareholders to declare a dividend of EUR 0.80 per common share (up to EUR 745 million), in cash or in shares at the option of the shareholder, against the net income for 2016.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 12, 2017 and May 15, 2017 at the New York Stock Exchange and Euronext Amsterdam, respectively. In compliance with the listing requirements of the New York Stock Exchange and the stock market of Euronext Amsterdam, the dividend record date will be May 16, 2017.

Shareholders will be given the opportunity to make their choice between cash and shares between May 17, 2017 and June 9, 2017. If no choice is made during this election period the dividend will be paid in cash. On June 9, 2017 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume weighted average price of all traded common shares Koninklijke Philips N.V. at Euronext Amsterdam on June 7, 8 and 9, 2017. The Company will calculate the number of share dividend rights entitled to one new common share (the ‘ratio’), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. The ratio and the number of shares to be issued will be announced on June 13, 2017. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 14, 2017. The distribution of dividend in cash to holders of New York Registry shares will be made in USD at the USD/EUR rate as per WM/ Reuters FX Benchmark 2 PM CET fixing of June 12, 2017.

Further details will be given in the agenda for the 2017 Annual General Meeting of Shareholders. All dates mentioned remain provisional until then.

Dividend in cash is in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the dividend in cash paid to the shareholders. Dividend in shares paid out of net income and retained earnings is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share).

In 2016, a dividend of EUR 0.80 per common share was paid in cash or shares, at the option of the shareholder. For 55.0% of the shares, the shareholders elected for a share dividend resulting in the issue of 17,344,462 new common shares, leading to a 1.9% dilution. EUR 330 million was paid in cash. See also chapter 14, Investor Relations, of this report.

The balance sheet presented in this report, as part of the Company financial statements for the period ended December 31, 2016, is before appropriation of the result for the financial year 2016.

46      Annual Report 2016

Group performance 2.5

2.5 Critical accounting policies

Critical accounting policies

The preparation of Philips’ financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of our financial statements. The policies that management considers both to be most important to the presentation of Philips’ financial condition and results of operations and to make the most significant demands on management’s judgments and estimates about matters that are inherently uncertain, are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment. A more detailed description of Philips’ accounting policies appears in note 1, Significant accounting policies.

Accounting for income taxes

As part of the process of preparing consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it conducts business. This process involves estimating actual current tax expense and deferred tax. Temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The Company regularly reviews the deferred tax assets for recoverability and will only recognize these if it is believed that sufficient future taxable profit is available, including income from forecasted operating earnings, the reversal of existing taxable temporary differences and established tax planning relating to the same taxation authority and the same taxable entity. For a discussion of the tax uncertainties, please refer to the information under the heading “Tax risks” in note 8, Income taxes.

Multi-element sales transactions

From time to time the Company is engaged in complex sales transactions relating to multi-element deliveries (for example a single sales transaction that combines the delivery of goods and rendering of services). The process of revenue recognition of such multi-element sales transactions involves the identification of the different sales components, the allocation of revenue to these different components and the timing of revenue recognition per component. Each of these process steps can be complex and requires judgment. In order to identify different components in a single sales contract, the Company verifies if a component has a stand-alone value to the customer and whether the fair value of the component can be measured reliably. Allocation of revenue to the different components is performed based on either a relative fair value approach or by means of a residual or fair value method, depending on which method is deemed most appropriate to the transaction. Eventually, revenue for each component is recognized when meeting the revenue recognition criteria in accordance with IAS 18.

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

In determining the provision for the environmental remediation obligations, significant judgments are necessary. The Company utilizes experts in the estimation process. The Company provides for cost associated with environmental obligations when they are probable and can be estimated reliably. The provisions are adjusted as new information becomes available and they are remeasured at the end of each period using the current discount rate.

Provisions on restructuring represents estimated costs of initiated reorganizations, the most significant of which have been approved by the Executive Committee, and which generally involve the realignment of certain parts of the industrial and commercial organization. When such restructurings require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions. A liability is recognized for those costs only when the Company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. Before a provision is established, the Company recognized any impairment loss on the assets associated with the restructuring.

The Company provides for warranty costs based on historical trends in product return rates and the expected material and labor costs to provide warranty services. The provision is based on historical warranty data and a weighing of possible outcomes against their associated probabilities.

Annual Report 2016      47

Group performance 2.5

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

In 2016 the Company performed and completed annual impairment tests in the second quarter, in line with all years presented in the Statements of income, and in the fourth quarter. The additional impairment test at year-end was performed in view of the change in the date of test from second quarter to fourth quarter, as from 2017, to better align it with planning and forecasting cycles.

Goodwill is allocated to the cash generating units. The basis of the recoverable amount used in the annual impairment test and trigger-based impairment tests is generally the value in use. Key assumptions used in the impairment tests were sales growth rates, Adjusted income from operations1) and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts that cover an initial period from 2016 to 2019 for Royal Philips units and 2016 to 2020 for Philips Lighting units. Projections were extrapolated with stable or declining growth rates for a period of five years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and Adjusted income from operations1) used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. Adjusted income from operations1) in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies. Please refer to note 11, Goodwill.

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

New Accounting Standards

For a description of the new pronouncements, please refer to the information under the heading “IFRS accounting standards adopted as from 2016” in note 1, Significant accounting policies.

Off-balance sheet arrangements

Please refer to the information under the heading “Guarantees” in sub-section 2.1.23, Cash obligations, of this report and in note 25, Contingent assets and liabilities.

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

48      Annual Report 2016

Segment performance 3

3 Segment performance

The health technology landscape

Health systems around the world are under increasing economic pressure. More people are living longer, and more are living with chronic conditions – driving healthcare spending to unsustainable levels. Shortages of healthcare professionals are also adding to the relentless challenge of delivering better care at lower cost to growing patient populations.

Fundamental transformative changes are already taking place in the healthcare industry to enable the provision of affordable, quality care to those who need it. A shift is under way towards value-based healthcare, which places greater emphasis on results, driving the reduction of waste and inefficiency, increasing access and improving outcomes, while at the same time reducing costs.

Consumers are becoming increasingly engaged in managing their own health, with greater attention being focused on the benefits of healthy living and home care. Mobile and digital technologies are significant enablers of this trend, leading to new care delivery models – founded upon integrated care, real-time analytics and personalized solutions and services – that give patients greater control over, and responsibility for, their health.

Philips (NYSE: PHG, AEX: PHIA) is a health technology company focused on improving people’s lives through meaningful innovation across the health continuum – from healthy living and prevention to diagnosis, treatment and home care. Applying advanced technologies and deep clinical and consumer insights, Philips partners with customers to deliver integrated solutions that enable better outcomes at lower cost.

Our structure in 2016

Koninklijke Philips N.V. (‘Royal Philips’ or the ‘Company’) is the parent company of the Philips Group (‘Philips’ or the ‘Group’), headquartered in Amsterdam, the Netherlands. The Company is managed by the members of the Executive Committee (comprising the Board of Management and certain key officers) under the supervision of the Supervisory Board. The Executive Committee operates under the chairmanship of the Chief Executive Officer and shares responsibility for the deployment of Philips’ strategy and policies, and the achievement of its objectives and results.

In September 2014, Philips announced its plan to sharpen its strategic focus by establishing two stand-alone companies focused on the HealthTech and Lighting opportunities respectively. To this end, a stand-alone structure was established for Philips Lighting within the Philips Group, effective February 1, 2016. Then, on May 27, 2016, Philips Lighting was listed and started trading on Euronext in Amsterdam under the symbol ‘LIGHT’. Following the listing of Philips Lighting, Philips retained a 71.225% stake and continued to consolidate Philips Lighting, through 2016. On February 8, 2017, Philips announced that it had successfully completed an accelerated bookbuild offering to institutional investors and to Philips Lighting of 26.0 million shares in Philips Lighting, reducing Philips’ stake in Philips Lighting’s issued and outstanding share capital from 71.225% to approximately 55.180%. The transaction is in line with Philips’ stated objective to fully sell down its stake in Philips Lighting over the next several years.

In light of its focus on health technology, effective January 1, 2016, Philips eliminated the former Healthcare and Consumer Lifestyle sector layers in order to drive the convergence of consumer health and professional healthcare, as well as to reduce overhead costs, and changed the reporting of its health technology activities. At the same time, the former Innovation, Group & Services was split and allocated to Philips and Philips Lighting respectively.

Annual Report 2016      49

Segment performance 3

In 2016, Philips’ activities in the field of health technology were organized on a segment basis. The reportable segments are Personal Health businesses, Diagnosis & Treatment businesses, Connected Care & Health Informatics businesses and Lighting, each being responsible for the management of its business worldwide. Additionally, Philips identifies HealthTech Other and Legacy Items, as shown below:

Focus of external reporting

1)	Previously part of the Healthcare sector

At the end of 2016, Philips had 82 production sites in 22 countries, sales and service outlets in approximately 100 countries, and 105,223 employees.

50      Annual Report 2016

Segment performance 3.1

3.1 Personal Health businesses

The Chief Business Leader of the Personal Health businesses segment and Chief Marketing Officer, Pieter Nota, joined Philips in 2010 as CEO of Philips Consumer Lifestyle. Prior to that he was on the Board of Management of Beiersdorf AG as Chief Marketing & Innovation Officer. He started his career at Unilever.

3.1.1 About Personal Health businesses

Our Personal Health businesses play an important role on the health continuum, delivering integrated, connected solutions that support healthier lifestyles and those living with chronic disease.

Leveraging our deep consumer expertise and extensive healthcare know-how, we enable people to live a healthy life in a healthy home environment, and to proactively manage their own health.

Through our various businesses, Personal Health has delivered sustained strong growth and margin expansion in recent years, driven by four main factors:

•	Innovation at the forefront of digital health, based on deep consumer insights

•	Value propositions leveraging consumer data, unlocking recurring revenue streams

•	High-impact consumer marketing programs

•	Geographical expansion with proven propositions

Through 2016, we have driven above-market growth and are stepping up profitability towards the mid- teens, building on a strong track record. Personal Health has many distinct product categories and associated competitors, including Procter & Gamble in Personal Care and Oral Healthcare, Groupe SEB in Domestic Appliances and ResMed in Sleep & Respiratory Care.

In 2016, the Personal Health segment consisted of the following areas of business:

•	Health & Wellness: mother and child care, oral healthcare, pain relief

•	Personal Care: male grooming, beauty

•	Domestic Appliances: kitchen appliances, coffee, air, garment care, floor care

•	Sleep & Respiratory Care: sleep, respiratory care, respiratory drug delivery

Personal Health

Total sales by business as a %

2016

Through our Personal Health businesses, we offer a broad range of products from high to low price/value quartiles, necessitating a diverse distribution model. We continue to expand our portfolio and increase its accessibility, particularly in lower-tier cities in growth geographies. We are well positioned to capture further growth in online sales and continue to build our digital and e-commerce capabilities. We are adapting our web functionality to offer consumers a better user experience via smaller screens, driving improvements from conversion to sales. And we continue to roll-out high-impact consumer marketing programs in support of key innovations. The launch of Philips OneBlade, for example, was accompanied by the deployment of an innovative Digital Advocacy Marketing Program.

The company’s wide portfolio of connected consumer health products leverages Philips HealthSuite – a cloud-enabled connected health ecosystem of devices, apps and digital tools that enables personalized health and continuous care.

We are leveraging connectivity to engage consumers in new and impactful ways through social media and digital innovation. For example, in 2016 we launched the Philips Sonicare FlexCare Platinum Connected toothbrush. With unique smart sensor technology inside the toothbrush – connecting to the Philips Sonicare smartphone app via Bluetooth – users receive personalized step-by-step coaching, real-time feedback and post-brush analysis with a visual 3D mouth map to help improve brushing technique. Via the Philips HealthSuite digital platform, the app allows data to be shared with dental practices, so hygienists can mark up areas that need special attention.

Under normal economic conditions, Philips’ Personal Health businesses experience seasonality, with higher sales in the fourth quarter.

In 2016, Personal Health employed approximately 22,530 people worldwide. The global sales and service organization covered more than 50 mature and growth geographies. In addition, we operated manufacturing and business creation organizations in Argentina, Austria, Brazil, China, India, Indonesia, Italy, the Netherlands, Romania, the UK and the US.

Commitment to quality

The implementation of the Philips Business System is embedding a fundamental commitment to quality across all our processes, products, systems and services. Philips’ Personal Health businesses are subject to regulatory requirements in the markets where they operate. This includes the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), Energy-using Products (EuP) requirements and Product Safety Regulations. We have a growing portfolio of medically regulated products in our Health & Wellness and Personal Care businesses.

Annual Report 2016      51

Segment performance 3.1.1

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

With regard to sourcing, please refer to sub-section 12.3.8, Supplier indicators, of this report.

3.1.2 2016 business highlights

Philips introduced a range of personalized health programs at this year’s IFA trade show in Berlin, including the Philips Sonicare FlexCare Platinum Connected toothbrush and the uGrow medical-grade baby app. The health programs leverage Philips HealthSuite, a cloud-enabled connected health ecosystem of devices, apps and digital tools.

Personal Care successfully launched Philips OneBlade – a hybrid styler that can trim, shave and create clean lines and edges – in France, the UK, Germany and North America.

Sleep & Respiratory Care launched the cloud-based Patient Adherence Management Service, which supports new patients’ transition to sleep therapy. Building on the success of the integrated Dream Family solution in the US, Europe and Japan, the Philips DreamStation Go portable CPAP solution was introduced. DreamStation Go is a compact and lightweight device designed to provide sleep therapy for travelers with obstructive sleep apnea.

Oral Healthcare continued its growth trajectory, supported by a strong performance of the Philips Sonicare FlexCare Platinum Connected toothbrush, which has built-in sensor technology that enables real- time feedback and coaching to help consumers optimize their brushing routine.

3.1.3 2016 financial performance

Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.

Personal Health

Key data in millions of EUR unless otherwise stated

2014 - 2016

	2014	2015	2016

Sales	5,948	6,751	7,099
Sales growth
% increase, nominal	3%	14%	5%
% increase, comparable1)	6%	5%	7%
Income from operations (EBIT)	620	736	953
as a % of sales	10.4%	10.9%	13.4%
Adjusted income from operations1)	758	885	1,092
as a % of sales	12.7%	13.1%	15.4%

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report

In 2016, sales amounted to EUR 7,099 million, a nominal increase of 5% compared to 2015. Excluding a 2% negative currency impact, comparable sales1) were 7% higher year-on-year, driven by double-digit growth in Health & Wellness and mid-single-digit growth in Personal Care, Sleep & Respiratory Care and Domestic Appliances. Green Revenues amounted to EUR 3,951 million, or 56% of total segment sales.

From a geographic perspective, on a comparable basis1) both growth geographies and mature geographies achieved high-single-digit growth. In growth geographies, the increase was mainly driven by Central & Eastern Europe and Middle East & Turkey. Mature geographies recorded high-single-digit growth, driven by high-single-digit growth in Western Europe, mid-single-digit growth in North America and low-single-digit growth in other mature geographies.

Income from operations (EBIT) amounted to EUR 953 million, or 13.4% of sales, which included EUR 139 million of amortization charges, mainly related to intangible assets at Sleep & Respiratory Care.

Adjusted income from operations1) increased from EUR 885 million, or 13.1% of sales, in 2015 to EUR 1,092 million, or 15.4% of sales, in 2016. Restructuring and acquisition-related charges amounted to EUR 16 million in 2016, compared to EUR 37 million in 2015. Adjusted income from operations1) in 2015 also included charges related to the devaluation of the Argentine peso of EUR 13 million. The increase in Adjusted income from operations1) was attributable to higher volumes and cost productivity.

Personal Health

Sales per geographic cluster in millions of EUR

2014 - 2016

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

52      Annual Report 2016

Segment performance 3.1.3

Personal Health

Income from operations (EBIT) and Adjusted income from operations 1) in millions of EUR

2014 - 2016

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report

2015 financial performance

Sales amounted to EUR 6,751 million, a nominal increase of 14% compared to 2014. Excluding 9% positive currency impact, comparable sales1) were 5% higher year-on-year. On a comparable basis1), Health & Wellness achieved double-digit growth, Personal Care recorded high-single-digit growth and Sleep & Respiratory Care and Domestic Appliances recorded low-single-digit growth. Green Revenues amounted to EUR 3,521 million, or 52% of total segment sales.

From a geographical perspective, on a comparable basis1) growth geographies achieved high-single-digit growth and mature geographies registered low-single-digit growth. In growth geographies, the increase was mainly driven by Central & Eastern Europe, Asia Pacific and India, primarily in Health & Wellness and Personal Care. Growth geographies’ share of segment sales was 40%, compared to 39% in 2014.

Income from operations (EBIT) amounted to EUR 736 million, or 10.9% of sales, which included EUR 149 million of amortization charges, mainly related to intangible assets at Sleep & Respiratory Care.

Adjusted income from operations1) increased from EUR 758 million, or 12.7% of sales, in 2014 to EUR 885 million, or 13.1% of sales, in 2015. Restructuring and acquisition-related charges amounted to EUR 37 million in 2015, compared to EUR 17 million in 2014. Adjusted income from operations1) in 2015 also included charges of EUR 31 million related to a legal matter and EUR 13 million related to the devaluation of the Argentine peso. Adjusted income from operations1) in 2014 also included a EUR 11 million past-service pension cost gain. The year-on-year increase was largely driven by cost productivity, higher volumes and product mix.

3.1.4 Healthy people, sustainable planet

Sustainability continued to play an important role in the Personal Health businesses in 2016, with the main focus on optimizing the sustainability performance of our products and operations. Green Revenues, sales of products and solutions which meet or exceed our minimum requirements in the area of energy consumption, packaging and/or substances of concern, accounted for 56% of total sales in 2016. All Green Products with rechargeable batteries exceed the stringent California energy efficiency standard by at least 10%. And over 54% of total sales are PVC- and/or BFR-free products (excluding power cords).

As part of our Circular Economy program we have continued to increase the use of recycled materials in our products. Over 1,440 tons of recycled plastics were used in kitchen appliances, vacuum cleaners, irons, air purification and coffee machines, compared to 900 tons in 2015. The revenue from Circular Products reached over EUR 414 million in 2016, comprised of turnover generated from performance- and access-based business models in Sleep & Respiratory Care and products with recycled plastic materials.

As a concrete example of our commitment to sustainability we launched the new Performer Ultimate vacuum cleaner, for which we have created a closed-loop recycling system. Old Philips vacuum cleaners are collected in Western Europe and recycled separately from other products and brands. The plastics from the old vacuum cleaners are then mixed with other recycled plastics to create a new recycled plastic that is used to produce the new Performer Ultimate, which is free of PVC/BFR, has an A-class energy label and contains 36% recycled plastics.

In our operations we continue to draw most of our electricity from renewable sources, with the ultimate aim of having CO2-neutral production sites by 2020. In 2016, 47% of the electricity used in manufacturing sites came from renewable sources and 85% of the industrial waste was recycled. We sent 7% of our manufacturing waste to landfill in 2016 and started a detailed analysis of waste streams that are landfilled by our production sites. Based on this we will define actions to reach our goal of zero waste to landfill in 2020.

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

Annual Report 2016      53

Segment performance 3.2

3.2 Diagnosis & Treatment businesses

The Chief Business Leader of the Diagnosis & Treatment businesses segment, Rob Cascella, joined Philips in April 2015. He has more than 30 years of experience in the healthcare industry and has served on the Boards of several companies, including 10 years as President and later CEO of Hologic Inc.

3.2.1 About Diagnosis & Treatment businesses

Our Diagnosis & Treatment businesses are foundational to our health technology strategy, delivering on the promise of precision medicine and least-invasive treatment and therapy. We enable our customers to realize the full potential of their ‘triple aim’ – to improve outcomes, lower the cost of care delivery and enhance the patient experience – by enabling first-time-right diagnosis and treatment. We are focused on providing the most efficient path to obtaining a definitive diagnosis by integrating multiple sources of information and combining the data to create a comprehensive patient view. By bringing together imaging morphology, pathology and genomics, we are able to interrogate and extract the information needed to offer very personalized care. Our informatics platform provides the intelligence to make more consistent decisions, as well as making it easier to share and collaborate.

With our image-guided therapy, clinicians are provided with the technology necessary to determine the presence of disease, guide treatment procedures and confirm effectiveness. Our solutions enable patient- specific treatment planning and selection, simplify complex procedures through integrated real-time guidance, and provide clinically proven treatment solutions. We provide image guidance both in our proprietary products and by partnering with radiation therapy companies like Elekta and IBA to deliver real- time, precise cancer treatment.

In addition to our solutions for clinical pathways, we provide a range of technologies to help our customers improve their operational results. This year we introduced a comprehensive suite of software services designed to improve radiology department operations – PerformanceBridge is a multi-vendor offering that provides practice management, dose management and service analytics. It can be delivered as a service offering to promote continuous improvement, or as a professional service where our people partner with our customers to improve operating effectiveness.

The value proposition to our customers is based on leveraging our extensive clinical experience with our broad portfolio of technologies – making us uniquely capable to provide meaningful solutions that ultimately can improve the lives of the patients we serve while lowering the cost of care delivery for our customers.

Through our various businesses, Diagnosis & Treatment is focused on growing market share and profitability by:

•

continuing to improve business fundamentals in Diagnostic Imaging; we made substantial progress in 2016, with, amongst others, the full CT (Computed Tomography) portfolio shipping from Cleveland, Haifa, Suzhou and other facilities

•	enhancing our offering in oncology and radiology and expanding our solutions offering, which comprises systems, smart devices, software and services

•	leveraging the successful integration of Volcano and driving expansion into devices for treatment

•	addressing underpenetrated adjacencies in General Imaging and Obstetrics/Gynecology in Ultrasound

Philips is one of the world’s leading health technology companies (based on sales) along with General Electric and Siemens. The competitive landscape in the healthcare industry is evolving with the emergence of new market players. The United States, our largest market, represented 34% of Diagnosis & Treatment’s global sales in 2016, followed by China, Japan and Germany. Growth geographies accounted for 33% of Diagnosis & Treatment’s sales. In 2016, Diagnosis & Treatment had 23,791 employees worldwide.

Through 2016 we consistently focused on our value- creation strategy to ensure continued growth and margin improvement.

In 2016, the Diagnosis & Treatment segment consisted of the following areas of business:

•

Diagnostic Imaging: Magnetic Resonance Imaging, Computed Tomography, Diagnostic X-Ray, which includes digital X-ray and mammography, Advanced Molecular Imaging, and integrated clinical solutions, which include radiation oncology planning, disease- specific oncology solutions and X-Ray dose management

•

Image-Guided Therapy: interventional X-ray systems, encompassing cardiology, radiology and surgery, and interventional imaging and therapy devices that include Intravascular Ultrasound (IVUS), Fractional Flow Reserve (FFR) and atherectomy for the treatment of coronary artery and peripheral vascular disease

•

Ultrasound: imaging products focused on diagnosis, treatment planning and guidance for cardiology, general imaging, Obstetrics/Gynecology, and point- of-care applications, as well as proprietary software capabilities to enable advanced diagnostics and intervention

54      Annual Report 2016

Segment performance 3.2.1

Diagnosis & Treatment

Total sales by business as a %

2016

Sales at Philips’ Diagnosis & Treatment businesses are generally higher in the second half of the year, largely due to the timing of new product availability and customer spending patterns.

Sales channels are a mix of a direct sales force, especially in all the larger markets, combined with online sales portal and distributors – this varies by product, market and price segment. Sales are mostly driven by a direct sales force that has an intimate knowledge of the procedures for which our devices are used, and visits our customer base frequently.

Commitment to quality

The implementation of the Philips Business System is embedding a fundamental commitment to quality across all our processes, products, systems and services. This commitment is of vital importance in the extensively regulated health equipment and system business. We are committed to compliance with regulatory product approval and quality system requirements in every market we serve, by addressing specific requirements of local and national regulatory authorities including the US FDA, the CFDA in China and comparable agencies in other countries, as well as the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) regulations.

The imaging businesses and image processing applications are governed by regulatory approvals in the markets that we serve. In almost all cases, new products that we introduce are subject to a regulatory approval process (e.g. 510k for FDA approvals in the USA). Failing to comply with the regulatory requirements can have severe consequences. The number and diversity of regulatory bodies in the various markets we operate in globally adds complexity and time to product introductions. Regulatory approval is a prerequisite for market introduction of medical devices.

Further progress was made in 2016 in strengthening the remediated quality management system at our facility in Cleveland, Ohio, with the ramp-up of production and shipments continuing in 2017.

With regard to sourcing, please refer to sub-section 12.3.8, Supplier indicators, of this report.

3.2.2 2016 business highlights

In line with its strategy of building multi-year strategic partnerships, Philips signed multiple agreements in 2016, including a 10-year EUR 74 million agreement with Russia’s Expert Group of Companies to provide solutions combining advanced imaging systems with clinical informatics to improve cardiac care. In China, leveraging its expertise in cardiology, Philips signed a 5-year interventional cardiology solutions agreement with DeltaHealth for the new DeltaHealth Hospital Shanghai, which will specialize in cardiac care. The agreement comprises interventional X-ray systems, ultrasound imaging, software and services.

Within Image-Guided Therapy, Philips Volcano delivered a strong performance with comparable sales growth1) and continued operational improvements. This was driven by growth across the smart catheter product portfolio, synergies with the Image-Guided Therapy Systems business and expansion in therapy solutions and new geographies.

At RSNA 2016, Philips launched new data-driven, intelligent solutions to improve operational efficiencies and enhance diagnostics and patient care. These include IIlumeo Adaptive Intelligence and IntelliSpace Portal 9.0 – advanced informatics and visual analysis solutions with machine-learning capabilities to support the physician.

Leveraging its innovation leadership in diagnostic imaging, Philips has installed the Philips IQon Spectral CT across the globe. The system is the world’s first and only spectral detector computed tomography modality that provides clinicians with a comprehensive view of the patient’s anatomy, with a single, low-dose examination. Market success is the result of the modality’s superb image quality and disease assessment, in particular for oncology.

Demonstrating its continued leadership in ultrasound imaging solutions, Philips received the ‘2016 Best in KLAS’ award in the Ultrasound category. KLAS, a leading global research firm, recognizes companies with the Best in KLAS award for outstanding innovation and contributions to improved patient outcomes based on the past 12 months’ performance ratings.

Philips introduced the first commercially available MR-only simulation solution indicated for prostate cancer radiation oncology treatment planning in the United States. The solution is part of Philips’ Ingenia MR-RT platform, which supports radiation departments that want to rely on MRI as their primary imaging modality for prostate cancer treatment planning.

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

Annual Report 2016      55

Segment performance 3.2.3

3.2.3 2016 financial performance

Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.

Diagnosis & Treatment
Key data in millions of EUR unless otherwise stated
2014 - 2016

	2014	2015	2016

Sales	5,284	6,484	6,686
Sales growth
% increase (decrease), nominal	(7)%	23%	3%
% increase (decrease), comparable1)	(5)%	6%	4%
Income from operations (EBIT)	349	322	546
as a % of sales	6.6%	5.0%	8.2%
Adjusted income from operations1)	374	377	594
as a % of sales	7.1%	5.8%	8.9%

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report

In 2016, sales amounted to EUR 6,686 million, 3% higher than in 2015 on a nominal basis. Excluding a 1% negative currency effect, comparable sales1) increased by 4%, driven by double-digit growth in Image Guided Therapy, low-single-digit growth in Diagnostic Imaging, while Ultrasound was in line with 2015. Green Revenues amounted to EUR 4,798 million, or 71% of total segment sales.

From a geographic perspective, comparable sales1) in growth geographies showed double-digit growth, reflecting double-digit growth in Latin America and India and high-single-digit growth in China. Mature geographies were in line with 2015, driven by low-single-digit growth in Western Europe, partly offset by a low-single-digit decline in other mature geographies. North America was in line with 2015.

Income from operations (EBIT) amounted to EUR 546 million, or 8.2% of sales, and included EUR 48 million of amortization charges, mainly related to acquired intangible assets in Image-Guided Therapy.

Adjusted income from operations1) amounted to EUR 594 million, or 8.9% of sales, compared to EUR 377 million, or 5.8% of sales, in 2015. 2016 included restructuring and acquisition- related charges of EUR 37 million, compared to EUR 131 million in 2015. 2015 also included charges of EUR 7 million related to the devaluation of the Argentine peso. The improvement in margin was driven by Image-Guided Therapy and Diagnostic Imaging, as well as lower restructuring and acquisition-related charges.

Diagnosis & Treatment

Sales per geographic cluster in millions of EUR

2014 - 2016

Diagnosis & Treatment

Income from operations (EBIT) and Adjusted income from operations1) in millions of EUR

2014 - 2016

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report

2015 financial performance

In 2015, sales amounted to EUR 6,484 million, 23% higher than in 2014 on a nominal basis. Excluding an 11% positive currency effect and 6% consolidation impact, comparable sales1) increased by 6%. On a comparable basis1), Diagnostic Imaging achieved double-digit growth, Ultrasound posted mid-single-digit growth and Image-Guided Therapy sales were in line with 2014. Green Revenues amounted to EUR 4,670 million, or 72% of total segment sales.

From a geographical perspective, comparable sales1) in growth geographies showed double-digit growth driven by China, India and Asia Pacific. In mature geographies, comparable sales1) also showed a low-single-digit growth driven by mid-single-digit growth in Western Europe and other mature geographies, and low-single-digit growth in North America.

Income from operations (EBIT) amounted to EUR 322 million, or 5.0% of sales, and included EUR 55 million of amortization charges, mainly related to acquired intangible assets in Image-Guided Therapy.

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

56      Annual Report 2016

Segment performance 3.2.4

Adjusted income from operations1) increased from EUR 374 million, or 7.1% of sales, in 2014 to EUR 377 million, or 5.8% of sales, in 2015. Restructuring and acquisition- related charges amounted to EUR 131 million in 2015, which included the Volcano acquisition, up from EUR 49 million in 2014. Adjusted income from operations1) in 2015 also included EUR 7 million of charges related to the devaluation of Argentine peso, while in 2014 also included charges of EUR 49 million of mainly inventory write-downs related to Cleveland and a EUR 13 million past-service pension cost gain. The year-on-year increase was largely driven by higher volumes, partly offset by an increase in Quality & Regulatory spend, higher planned expenditure for growth initiatives and higher restructuring and acquisition-related charges.

3.2.4 Healthy people, sustainable planet

A growing and aging population, the rise of chronic and lifestyle-related diseases and global resource constraints pose a number of challenges, including pollution and stressed healthcare systems. Philips continues to improve lives around the globe by developing diagnosis and treatment solutions that enable first-time-right diagnosis, precision interventions and therapy, while respecting the boundaries of natural resources.

In 2016, Green Revenues in Diagnosis & Treatment amounted to EUR 4,798 million thanks to a large portfolio of Philips Green Products and Solutions that support energy efficiency, materials reduction and other sustainability goals. We also actively collaborate with care providers around the globe to look for ways to minimize the environmental impact of healthcare, for example by reducing the energy use of medical equipment.

Supporting the transition to a circular economy, we have continued to expand the Diamond Select refurbishment program and also the SmartPath upgrading program for all modalities in the Diagnosis & Treatment portfolio.

Philips was presented with the ‘Champion for Change’ Award by Practice Greenhealth for the third year in a row. This award honors businesses that go beyond taking steps to improve their own green practices, but also help hospitals to expand their sustainable practices.

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

Annual Report 2016      57

Segment performance 3.3

3.3 Connected Care & Health Informatics businesses

The Chief Business Leader of the Connected Care & Health Informatics businesses segment, Jeroen Tas, has over 30 years of global experience as an entrepreneur and senior executive in the healthcare, information technology and financial services industries. Previously he was CEO of Philips Healthcare Informatics, Solutions & Services, overseeing digital health and clinical informatics, and Group Chief Information Officer (CIO), leading IT worldwide. In February 2017, Jeroen Tas was appointed as Chief Innovation & Strategy Officer and succeeded by Carla Kriwet who joined the Executive Committee as Chief Business Leader of Connected Care & Health Informatics. Carla Kriwet is also the BG Leader of Patient Care & Monitoring Solutions and previously was the Philips Market Leader of Germany, Austria & Switzerland.

3.3.1 About Connected Care & Health Informatics businesses

Spanning the entire health continuum, the Connected Care & Health Informatics businesses aim to empower consumers, care givers and clinicians with digital solutions that facilitate value-based care by enabling precision medicine and population health management, building on Philips’ strengths in consumer technology, patient monitoring and clinical informatics.

This requires a common digital framework that connects and aligns consumers, patients, payers and healthcare providers. A framework that aggregates and leverages information from clinical, personal and historic data, using analytics to support care providers in first-time-right diagnosis and treatment, and helps identify the risk and needs of different groups within a population.

To this end we have developed Philips HealthSuite – a cloud-based connected health ecosystem of devices, apps and digital tools. Applying analytics and algorithms, we can use data to deliver predictive, personalized insights, for example to help motivate healthy behavior through digital coaching, to support healthcare professionals in making clinical decisions, or to alert medical teams to potential problems, e.g. with elderly patients living independently at home.

In 2016, the Connected Care & Health Informatics segment consisted of the following areas of business:

•

Patient Care & Monitoring Solutions: Enterprise- wide patient monitoring solutions, from value solutions to sophisticated connected solutions, for real-time clinical information at the patient’s bedside; patient analytics, patient monitoring and clinical decision support systems including diagnostic ECG data management for improved quality of cardiac care; therapeutic care, including cardiac resuscitation, emergency care solutions, invasive and non-invasive ventilators for acute and sub-acute hospital environments, and respiratory monitoring devices; consumables across the patient monitoring and therapeutic care businesses; and customer service, including clinical, IT, technical, and remote customer propositions.

•

Healthcare Informatics, Solutions & Services comprises advanced healthcare IT, clinical and advanced visualization and quantification informatics solutions for radiology, cardiology, oncology and neurology departments. It also offers Universal Data Management solutions, Picture Archiving and Communication Systems (PACS) and fully integrated Electronic Medical Record (EMR) systems to support healthcare enterprises in optimizing health system performance. The business group also includes a professional services business (Healthcare Transformation Services) spanning consulting, education, clinical and business performance improvement, program management and system integration services, as well as the Philips HealthSuite digital platform. This platform enables interoperability, data security, big data and predictive analytics, optimized workflows and care pathways, rapid application development, enhanced patient centricity and engagement for the solutions part of the Philips HealthSuite connected health ecosystem.

•

Population Health Management: Our services and solutions leverage our data, analytics and actionable workflow products, and include: personal health programs (app-based with medical grade measurement devices and coaching) to help people manage their health; technology-enabled monitoring and intervention (telehealth, remote patient monitoring, personal emergency response systems, and care coordination) to improve aging and chronic condition experiences; actionable programs to predict risk (including medication and care compliance, outreach, and fall prediction); and cloud-based solutions for health organizations to manage population health, driving quality improvement and business transformation for those transitioning to value-based care.

Connected Care & Health Informatics

Total sales by business as a %

2016

Sales at Philips’ Connected Care & Health Informatics businesses are generally higher in the second half of the year, largely due to the timing of new product availability and customer spending patterns.

58      Annual Report 2016

Segment performance 3.3.1

Sales channels are a mix of a direct sales force, especially in all the larger markets, combined with online sales portal and distributors – this varies by product, market and price segment. Sales are mostly driven by a direct sales force that has an intimate knowledge of the procedures for which our devices are used, and visits our customer base frequently.

Commitment to quality

The implementation of the Philips Business System is embedding a fundamental commitment to quality across all our processes, products, systems and services. This commitment is of vital importance in the extensively regulated health equipment and system business. We are committed to compliance with regulatory product approval and quality system requirements in every market we serve, by addressing specific requirements of local and national regulatory authorities including the US FDA, the CFDA in China and comparable agencies in other countries, as well as the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) regulations.

The connected care and health informatics applications are governed by regulatory approvals in the markets that we serve. In almost all cases, new products that we introduce are subject to a regulatory approval process (e.g. 510k for FDA approvals in USA, CE Mark in the European Union). Failing to comply with the regulatory requirements of the target markets can prevent shipment of products. The number and diversity of regulatory bodies in the various markets we operate in globally adds complexity and time to product introductions. Regulatory approval is a prerequisite for market introduction.

Philips’ products and related services are subject to various regulations and standards. The Company is committed to quality and over the last years made investments to enable significant progress in this area. The Company is currently in advanced discussions on resolving a civil matter with the US Department of Justice representing the US Food and Drug Administration (FDA), arising from past inspections by the FDA in and prior to 2015. The discussions focus primarily on the Company’s compliance with the FDA’s Quality System Regulations in the Company’s Emergency Care and Resuscitation (ECR) business in the United States. While discussions have not yet concluded, the Company anticipates that the actions necessary to address the FDA’s compliance concerns will have a meaningful impact on the operations of its ECR business.

With regard to sourcing, please refer to sub-section 12.3.8, Supplier indicators, of this report.

3.3.2 2016 business highlights

Philips launched new data-driven, intelligent solutions to improve operational efficiencies and enhance diagnostics and patient care. These include PerformanceBridge, a new suite of operational performance improvement software and services for radiology departments, and Illumeo Adaptive Intelligence and IntelliSpace Portal 9.0, advanced informatics and visual analysis solutions with machine- learning capabilities to support the physician.

Philips acquired Wellcentive, a leading US-based provider of population health management software solutions. Wellcentive complements Philips’ portfolio with cloud-based IT solutions to import, aggregate and analyze clinical, claims and financial data across hospital and health systems, to help care providers deliver coordinated care.

In line with its strategy of delivering solutions consisting of smart devices, software and services to address specific customer needs, Philips signed a 3-year patient monitoring solutions agreement with Rush University Medical Center, Chicago. The company also signed a multi-year agreement with the Medical University of South Carolina Health focused on integrated patient monitoring solutions.

Expanding its global leadership in patient monitoring solutions beyond acute care settings, Philips launched the latest version of its IntelliVue Guardian solution in Europe. This solution comprises smart devices including wearable biosensors, clinical decision support software and services. It is designed to aid clinicians in the early recognition of patient deterioration in the hospital’s general wards, allowing timely intervention and avoiding adverse events, unplanned transfers back to the ICU and longer lengths of hospitalization.

Building on its expertise in new care models based on telehealth technologies, Philips enabled Macquarie University’s MQ Health in Sydney, Australia, and Emory Healthcare in Atlanta, US, to provide continuous nighttime critical care oversight to ICU patients back in Atlanta during daytime hours in Australia.

Annual Report 2016      59

Segment performance 3.3.3

3.3.3 2016 financial performance

Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.

Connected Care & Health Informatics
Key data in millions of EUR unless otherwise stated
2014 - 2016

	2014	2015	2016

Sales	2,684	3,022	3,158
Sales growth
% increase (decrease), nominal	(2)%	13%	5%
% increase (decrease), comparable1)	0%	0%	4%
Income from operations (EBIT)	(157)	173	275
as a % of sales	(5.9)%	5.7%	8.7%
Adjusted income from operations1)	(106)	227	322
as a % of sales	(3.9)%	7.5%	10.2%

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report

In 2016, sales amounted to EUR 3,158 million, 5% higher than in 2015 on a nominal basis. The 4% increase on a comparable basis1) was driven by mid-single-digit growth in Patient Care & Monitoring Solutions, low-single-digit growth in Healthcare Informatics, Solutions & Services, partly offset by a low-single-digit decline in Population Health Management. Green Revenues amounted to EUR 1,442 million, or 45% of segment sales.

From a geographic perspective, comparable sales1) in growth geographies showed high-single-digit growth, and mature geographies recorded low-single-digit growth.

Income from operations (EBIT) amounted to EUR 275 million, or 8.7% of sales, and included EUR 47 million of amortization charges, mainly related to acquired intangible assets at Population Health Management and Patient Care & Monitoring Solutions.

Adjusted income from operations1) amounted to EUR 322 million, or 10.2% of sales, compared to EUR 227 million, or 7.5% of sales, in 2015. Adjusted income from operations1) in 2016 included restructuring and acquisition-related charges of EUR 14 million compared to EUR 38 million in 2015. 2016 Adjusted income from operations1) also included a net release of provisions of EUR 12 million, while in 2015 included charges of EUR 28 million related to the currency revaluation of the Masimo provision and charges of EUR 1 million related to the devaluation of the Argentine peso. The margin increase was mainly driven by higher volumes and lower restructuring and acquisition-related charges and other items, partly offset by higher expenditure on innovation.

Connected Care & Health Informatics

Sales per geographic cluster in millions of EUR

2014 - 2016

Connected Care & Health Informatics

Income from operations (EBIT) and Adjusted income from operations 1) in millions of EUR

2014 - 2016

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report

2015 financial performance

In 2015, sales amounted to EUR 3,022 million, 13% higher than in 2014 on a nominal basis. Excluding a 12% positive currency effect, comparable sales1) were in line with 2014. On a comparable basis1), Healthcare Informatics, Solutions & Services recorded low-single-digit growth, Patient Care & Monitoring Solutions sales were in line with 2014 and Population Health Management posted a low-single-digit decline. Green Revenues amounted to EUR 1,258 million, or 42% of segment sales.

From a geographic perspective, comparable sales1) in growth geographies showed a high-single-digit decline mainly driven by China and Latin America. In mature geographies, comparable sales1) showed low-single-digit growth driven by mid-single-digit growth in Western Europe and low-single-digit growth in North America, partly offset by a mid-single-digit decline in other mature geographies.

Income from operations (EBIT) amounted to EUR 173 million, or 5.7% of sales, and included EUR 54 million of charges related to intangible assets.

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

60      Annual Report 2016

Segment performance 3.3.4

Adjusted income from operations1) increased to a gain of EUR 227 million, or 7.5% of sales compared to a loss of EUR 106 million in 2014. Restructuring and acquisition-related charges amounted to EUR 38 million in 2015, compared to EUR 30 million in 2014. 2015 Adjusted income from operations1) included charges of EUR 28 million related to the currency revaluation of the provision for the Masimo litigation and charges of EUR 1 million related to the devaluation of Argentine peso. Adjusted income from operations1) in 2014 included charges of EUR 366 million related to the provision for the Masimo litigation and a EUR 3 million past service pension cost gain. The year-on-year increase was mainly due to lower charges related to the provision for the Masimo litigation, partly offset by an increase in Quality & Regulatory spend and higher planned expenditure for growth initiatives.

3.3.4 Healthy people, sustainable planet

A growing and aging population, the rise of chronic and lifestyle-related diseases and global resource constraints pose a number of challenges, including pollution and stressed healthcare systems. Philips is committed to addressing these challenges with connected health IT solutions that integrate, collect, combine and deliver quality data for actionable insights to help improve access to quality care, while respecting the boundaries of natural resources.

It is our belief that well-designed solutions can reduce the travel-related carbon footprint of healthcare, and improve access and outcomes.

In 2016, Green Revenues increased to EUR 1,442 million and we continued to expand the portfolio of Philips Green Products that support energy efficiency, materials reduction and other sustainability goals.

Supporting the transition to a circular economy, we continue to expand innovative ‘access over ownership’ service solutions where our customers pay for things where and when required, while Philips can secure high levels of recycling and materials re-use.

Philips was presented with the ‘Champion for Change’ Award by Practice Greenhealth for the third year in a row. This award honors businesses that go beyond taking steps to improve their own green practices, but also help hospitals to expand their sustainable practices.

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

Annual Report 2016      61

Segment performance 3.4

3.4 HealthTech Other

In our external reporting on HealthTech Other we report on the items Innovation, Emerging Businesses, IP Royalties, Central costs and Other.

3.4.1 About HealthTech Other

Innovation

At Philips, our innovation efforts are aligned with our business strategy. The Innovation & Strategy function feeds the innovation pipeline, enabling the Philips operating businesses to create new business options through new technologies, new business creation, and intellectual property management and development. Focused research and development improvement activities drive time-to-market efficiency and increased innovation effectiveness.

Innovation & Strategy facilitates innovation from idea to product as co-creator and strategic partner for the Philips businesses and complementary partners. It does so through cooperation between research, design, marketing, strategy and businesses in interdisciplinary teams along the innovation chain, from front-end to first-of-a-kind product development. In addition, it opens up new value spaces beyond the direct scope of current businesses (Emerging Businesses), manages the Company-funded R&D portfolio, and creates synergies for cross-segment initiatives.

Innovation & Strategy includes, among others, the Chief Technology Office and Research, the Chief Medical Office, Innovation Services, Intellectual Property & Standards, Design, Strategy, and Sustainability. Key locations include Eindhoven (Netherlands), Cambridge (USA), Bangalore (India) and Shanghai (China). In total, Innovation & Strategy employs some 5,000 professionals around the globe.

Innovation & Strategy actively participates in Open Innovation through relationships with academic, clinical, and industrial partners, as well as via public- private partnerships. It does so in order to improve innovation effectiveness and efficiency, capture and generate new ideas, enhance technology partnering capabilities, and share the related financial exposure.

Research

Research focuses on exploration of new technologies and business ideas, delivering proofs-of-concept and offering consultancy in technology development projects, particularly for first-of-a-kind products and services. It aims to improve people’s lives through technology-enabled meaningful innovations – as co- creator and strategic partner of the Philips businesses, markets and Open Innovation ecosystem participants.

Research investigates trends and creates concepts for solutions within strategic Philips domains linked to societal challenges, such as the increase in cardiovascular diseases and cancer, ageing societies, limited access to healthcare and increasing obesity.

The Eindhoven lab is the core lab of Philips Research. It was awarded the Open Innovation 2.0 award from the European Union in 2016 in recognition of its role in creating the High Tech Campus as a vibrant innovation ecosystem.

In the fall of 2015, Philips Research opened a new Innovation Lab in Cambridge, MA (USA), which is now fully up and running. It is home to approximately 100 Philips Research North America employees and another 150 Philips employees from other innovation functions and ventures. Being within close proximity to the MIT campus and clinical collaboration partners allows researchers to collaborate easily with MIT faculties and PhD students on jointly defined research programs, as well as to participate in Open Innovation projects.

Philips Research China broadened its scope in 2016 by adding a Digital Innovation team focused on the creation of local digital propositions.

With the aim of extending our capabilities in research for IT healthcare applications, in 2016 we announced our intention to open an R&D site at the Skolkovo Innovation Centre in Moscow, Russia. The new Center will focus on machine learning, artificial intelligence, and computer and data science.

The Philips Africa Innovation Hub in Nairobi, Kenya, creates locally relevant innovations ‘in Africa, for Africa’, with particular focus on improving access to affordable healthcare. The Africa Innovation Hub is a collaboration between Philips Research and the Africa market organization. Based on work from this hub, in 2016 Philips and Grand Challenges Canada signed a repayable grant agreement to scale the manufacturing and distribution of the Philips Children’s Respiration Monitor (also known as ChARM) to make it affordable and accessible for community-based health workers in low-resource settings throughout the world.

Coming under the Chief Technology Office for reporting purposes, Philips Photonics is a global leader in VCSEL technology. VCSELs are infrared lasers for a rapidly growing range of consumer and professional applications like gesture control, environmental sensing, precise scene illumination for surveillance cameras, and ultra-fast data communication. Following a significant rise in demand for VCSELs, Philips Photonics announced in 2016 that it would double manufacturing capacity at its laser-diode facility in Ulm, Germany.

Chief Medical Office

The Chief Medical Office is responsible for clinical innovation and strategy, health economics and market access, and medical thought leadership. This includes engaging with stakeholders across the care continuum to build Philips’ leadership in health technology and acting with agility on new value-based reimbursement models that benefit the patient and care provider.

62      Annual Report 2016

Segment performance 3.4.1

Leveraging the knowledge and expertise of the medical professional community across Philips, the Chief Medical Office includes many healthcare professionals who practice in the world’s leading health systems. Supporting the company’s objectives across the health continuum, its activities include strategic guidance, leveraging clinical and scientific knowledge, fostering peer-to-peer relationships in relevant medical communities, liaising with medical regulatory bodies, and supporting clinical and marketing evidence development.

Innovation Services

Innovation Services offers a wide range of expert services in development, realization and consulting. Its skills are leveraged by Philips businesses, markets and Innovation & Strategy in all regions.

Innovation Campus Bangalore

Philips Innovation Campus Bangalore (PIC) hosts activities from most of our operating businesses, Research, Design, IP&S and IT. R&D activities at the PIC include Diagnostic Imaging, Patient Care & Monitoring Solutions, Sleep & Respiratory Care, Personal Health, and Healthcare Informatics, Solutions & Services.

PIC plays a key role in Philips’ digital transformation journey. Originally a software center, today PIC is a broad product development center including mechanical, electronics, and supply chain capabilities. PIC works with growth geographies to build market- specific solutions, and several businesses have also located business organizations focusing on growth geographies at PIC.

Philips Design

Philips Design is the global design function for the company, ensuring that innovations are meaningful, people-focused and locally relevant. Design is also responsible for ensuring that the Philips brand experience is differentiating, consistently expressed, and drives customer preference.

Philips Design partners with the Philips businesses, Innovation & Strategy, markets and functions, championing a multidisciplinary co-create approach that brings teams together to understand the different factors that influence how a new product or solution will appear, perform and behave.

Increasingly we leverage our design capabilities and processes to work directly with our customers and our customer-facing teams. Innovating directly with our customers enables Philips Design to deliver people- focused solutions that optimize the user and patient experience and the overall performance of their healthcare systems across the health continuum.

Emerging Businesses

Emerging Businesses is a group dedicated to identifying, developing and bringing to market breakthrough products and services that will help shape the future of healthcare. The group focuses on innovating at the intersection between supportive technologies and current care models that drive improved outcomes, higher patient satisfaction/ engagement and reductions in overall cost of care.

One of the businesses is Digital Pathology Solutions, which empowers pathologists with a complete connected digital pathology solution that is designed to optimize productivity and workflow, and ultimately improve the quality of diagnosis. In June 2016, Philips acquired Northern Ireland-based PathXL, an innovator in digital pathology image analysis, workflow software and educational tools, to further expand its Digital Pathology Solutions offering and leadership in Computational Pathology.

Another business is Handheld Diagnostics, with its Minicare proposition launched in May 2016, which provides direct point-of-care diagnostic information at the patient’s bedside, enabling physicians to make medical decisions on the spot. Based on innovative technologies, we have designed easy-to-use, patient- centric IVD (in-vitro diagnostics)-enabled solutions and connected services that have the potential to revolutionize health management and improve existing workflows.

A third business is Light & Health, a pioneer in photo dermatology. Leveraging its advanced understanding of the biological effects of light, the team of Philips Light & Health researchers, collaborating with leading research institutions and hospitals, has developed a number of products, for instance Philips BlueControl for treating patients with psoriasis, which feature LED light and offer proven medical benefits.

Finally, a fourth team in Emerging Businesses is working on computational neurology, neuro-mapping and neuro-monitoring.

IP Royalties

Philips Intellectual Property & Standards proactively pursues the creation of new Intellectual Property (IP) in close co-operation with Philips’ operating businesses and Innovation & Strategy. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips’ businesses to support their growth, competitiveness and profitability.

Royal Philips’ total IP portfolio currently consists of 79,000 patent rights, 49,000 trademarks, 86,000 design rights and 4,400 domain names. Philips filed 1,690 patents in 2016, with a strong focus on the growth areas in health and well-being.

IP&S participates in the setting of standards to create new business opportunities for the Philips operating businesses. A substantial portion of revenue and costs is allocated to the operating businesses. Philips

Annual Report 2016      63

Segment performance 3.4.1

believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents and licenses.

Central costs

The central cost organization supports the creation of value, connecting Philips with key stakeholders, especially our employees, customers, governments and society. It includes the Executive Committee, Brand Management, Sustainability, New Venture Integration, the Group functions related to strategy, human resources, legal and finance, as well as country and regional management. It also includes functional services to businesses in areas such as IT, Real Estate and Accounting, thereby helping to drive global cost efficiencies.

3.4.2 2016 business highlights

Strengthening its Digital Pathology business, Philips acquired PathXL, an innovator in digital pathology image analysis, workflow software and educational tools. Philips also signed a licensing agreement with Visiopharm to offer their breast cancer panel software algorithms with Philips’ IntelliSite digital pathology solution to support pathologists in providing an objective diagnosis of breast cancer.

In the 2016 Interbrand annual ranking of the world’s most valuable brands, Philips’ ranking improved to #41 from #47, with a total estimated brand value of approximately USD 11.3 billion.

Philips rose to first place in the European Patent Office’s 2015 ranking of patent applicants for patents filed at the EPO. In addition, the company ranked first in three of the ten leading fields of technology: Medical Technology; Electrical machinery, apparatus, energy; and Measurement.

Building on its commitment to sustainability, Philips launched its new 5-year ‘Healthy people, sustainable planet’ program to improve the lives of 2.5 billion people per year, increase its Green Revenues to 70% of sales, generate 15% of its sales from Circular Revenues and become carbon-neutral in its operations by 2020.

Philips became the Industry Group Leader in the Capital Goods category in the 2016 Dow Jones Sustainability Index, achieving the highest possible scores in three sections, including climate strategy and operational eco-efficiency.

Philips Design received 158 design awards, including becoming the #1 ranked company in the prestigious international iF ranking for design.

3.4.3 2016 financial performance

Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.

HealthTech Other
Key data in millions of EUR unless otherwise stated
2014 - 2016

	2014	2015	2016

Sales	487	503	478
Income from operations (EBIT)	37	49	(129)
Adjusted income from operations of: 1)
IP Royalties	299	284	286
Emerging businesses	(38)	(63)	(98)
Innovation	(92)	(118)	(127)
Central costs	(105)	(31)	(173)
Other	(13)	(8)	(8)
Adjusted income from operations 1)	51	64	(120)

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report

In 2016, sales amounted to EUR 478 million and reflected EUR 38 million lower royalty income due to the foreseen expiration of licenses, partly offset by new patent license agreements and strong double-digit growth in Emerging Businesses.

In 2016, income from operations (EBIT) totaled to EUR (129) million compared to EUR 49 million in 2015. Adjusted income from operations1) amounted to a net cost of EUR 120 million, compared to net gain of EUR 64 million in 2014. Adjusted income from operations1) in 2016 included restructuring and acquisition-related charges of EUR 28 million and a EUR 26 million impairment of real estate assets. Adjusted income from operations1) in 2015 included a net restructuring release of EUR 19 million and a EUR 37 million gain related to the sale of real estate assets. The year-on-year decrease was mainly attributable to higher restructuring and acquisition-related charges and other items, investments in Emerging Businesses, brand campaigns and cyber security.

2015 financial performance

In 2015, sales amounted to EUR 503 million, and were mainly related to IP Royalties income and Emerging Businesses. Sales were EUR 16 million higher than in 2014, mainly due to strong comparable sales growth1) at Emerging Businesses and Photonics.

Adjusted income from operations1) increased from EUR 51 million in 2014 to EUR 64 million in 2015. Adjusted income from operations1) in 2015 included EUR 19 million net release of restructuring charges, compared to EUR 58 million restructuring charges in 2014. Adjusted income from operations1) in 2015 also included a EUR 37 million gain related to the sale of real estate assets. Adjusted income from operations1) in 2014 also included EUR 18 million past-service pension cost gain.

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

64      Annual Report 2016

Segment performance 3.4.3

The Adjusted income from operations1) decline was mainly attributable to investments in Innovation and Emerging Businesses and lower royalty income.

Annual Report 2016      65

Segment performance 3.5

3.5 Lighting

Philips Lighting is led by Eric Rondolat, who has held the position of Chief Executive Officer since the company was listed on the Euronext Amsterdam stock exchange (ticker symbol: LIGHT) on May 27, 2016. Prior to that, he was Chief Executive Officer of Lighting at Royal Philips from April 2012 to May 27, 2016.

Following the listing of Philips Lighting, Philips retained a 71.225% stake and continued to consolidate Philips Lighting through 2016, with the aim of fully selling down over the next several years. On February 8, 2017, Philips announced that it had successfully completed an accelerated bookbuild offering to institutional investors and to Philips Lighting of 26.0 million shares in Philips Lighting, reducing Philips’ stake in Philips Lighting’s issued and outstanding share capital from 71.225% to approximately 55.180%. The transaction is in line with Philips’ stated objective to fully sell down its stake in Philips Lighting over the next several years.

3.5.1 Lighting landscape

A number of trends and transitions are affecting the lighting industry and changing the way people use and experience light.

Philips Lighting serves a large and attractive market that is driven by the need for more light, the need for energy-efficient lighting, and the need for digital and connected lighting.

The world’s population is forecast to grow from 7 billion today to over 10 billion by 2050. At the same time, we are witnessing rapid urbanization, with about two-thirds of the world’s population expected to live in urban areas by 2050. These trends will increase demand for light. In addition, in the face of resource constraints and climate change, the world needs that light to be energy-efficient. At the same time, the lighting industry is moving from conventional to LED lighting, which is changing the way people use, experience and interact with light. Digital technologies enable connectivity and seamless integration in software architectures, systems and services.

Connected lighting allows light points to be used as information pathways, opening up new functionalities and services based on the transmission and analysis of data.

3.5.2 About Lighting

Philips Lighting is a global market leader with recognized expertise in the development, manufacture and application of innovative, energy-efficient lighting products, systems and services that improve people’s lives. It has pioneered many of the key breakthroughs in lighting over the past 125 years, laying the basis for its current strength and leading position in the digital transformation to connected lighting.

Philips Lighting has a firm strategy which is based upon six priorities:

•	Optimize cash from conventional products to fund our growth

•	Innovate in LED products commercially and technologically to outgrow the market

•	Lead the shift to systems, building the largest connected installed base

•	Capture adjacent value through new services business models

•	Be our customers’ best business partner locally, leveraging our global scale

•	Accelerate! on our operational excellence improvement journey

The work Philips Lighting did in 2016 saw it extend its lighting leadership into the Internet of Things and allowed it to unlock new experiences and value for customers. It announced many connected lighting innovations, and new customers and partnerships, for street lighting, retail, offices and homes.

The company aims to further invest to support its leadership in LED and connected lighting systems and services while at the same time capitalizing on its broad portfolio, distribution and brand in conventional lighting by successful implementation of its ‘last man standing’ strategy.

Philips Lighting addresses people’s lighting needs across a full range of market segments. Indoors, it offers lighting products, systems and services for homes, shops, offices, schools, hotels, factories and hospitals. Outdoors, it offers products, systems and services for roads, streets, public spaces, residential areas and sports arenas, as well as solar-powered LED off-grid lighting. In addition, it addresses the desire for light- inspired experiences through architectural projects. Finally, it offers specific applications of lighting in specialized areas, such as entertainment, horticulture, and water purification.

In 2016, Philips Lighting spanned a full-service lighting value chain – from lamps, luminaires, electronics and controls to connected and application-specific systems and services – through the business groups Lamps, LED, Professional and Home.

Lighting

Total sales by business as a %

2016

66      Annual Report 2016

Segment performance 3.5.2

Philips Lighting is one of the few companies in the world to offer solutions across the lighting value chain – including software, controls, luminaires, light sources, and modules. It will build on its global reach with current commercial activities that cover approximately 180 countries. Philips Lighting has operational manufacturing plants in 22 countries in all major regions of the world, and more than 70 sales offices worldwide.

Commitment to quality

The implementation of the Philips Business System is embedding a fundamental commitment to quality across all Philips Lighting’s processes, products, systems and services. Lighting is subject to significant regulatory requirements in the markets where it operates. These include the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), Energy-related Products (ErP) and Energy Performance of Buildings (EPBD) directives.

3.5.3 2016 business highlights

Philips Lighting is actively building partnerships for its connected lighting systems for both professional and consumer markets. The company announced a partnership with US company Aisle411 for digital mapping of retail stores. It also teamed up with Amazon Alexa, Google Home and with Huawei’s OceanConnect for the interoperability of the Philips Hue connected lighting system, making this the first connected lighting system that can be used with all leading smart home platforms.

Philips Lighting’s partnership with Cisco resulted in Power-over-Ethernet connected lighting systems for the headquarters of Smartworld in Dubai, Intel’s new research campus in Bangalore and Infinorsa’s Torre Europa building in Madrid.

In the retail segment Philips Lighting implemented its first connected lighting indoor positioning system in the Middle East with United Arab Emirates-based retailer aswaaq, one of the world’s most innovative supermarkets and community malls. The new system uses lights that act as a positioning system and allows customers to use smartphones to access location-based services.

Philips Lighting also extended the number of connected street lighting contracts, supplying nearly 90,000 connected street luminaires in Jakarta as one of its biggest projects to date. The system will be managed by the Philips CityTouch street lighting management system, which has been installed in more than 700 projects across 35 countries since its inception in 2012.

The range of LED lighting was extended with Philips SceneSwitch, which combines multiple light settings in one lamp, enabling users to select the right light for their needs using an existing wall switch. It also introduced a range of spots and decorative bulbs that use WarmGlow for dimming, meaning the more you dim, the warmer the light effect. With Dubai Municipality the company developed the Dubai lamp, the world’s most energy-efficient commercially available lamp. This family of six lamps and two spots covers 80% of the light sockets in the city.

The company broadened the appeal of its Philips Hue connected lighting system for the home by adding an innovative motion sensor, which allows users to switch their Philips Hue lights on and off simply by walking in or leaving a room.

The Philips Hue range was also extended with Philips Hue white ambiance, providing users with every shade of white light.

Philips Lighting expanded the number of sports stadiums using its Philips ArenaVision dynamic LED pitch lighting, adding the Amsterdam Arena, the Juventus Stadium in Turin, the Volkswagen Arena in Wolfsburg and the indoor stadium in Cairo. The company also provided pitch, façade and office lighting for Atletico Madrid. Philips Lighting is responsible for the pitch lighting of over 65% of stadiums involved in major international sports events.

3.5.4 2016 financial performance

Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.

Lighting
Key data in millions of EUR unless otherwise stated
2014 - 2016

	2014	2015	2016

Sales	6,874	7,438	7,094
Sales growth
% increase (decrease), nominal	(4)%	8%	(5)%
% increase (decrease), comparable1)	(3)%	(3)%	(2)%
Income from operations (EBIT)	25	334	432
as a % of sales	0.4%	4.5%	6.1%
Adjusted income from operations 1)	133	441	542
as a % of sales	1.9%	5.9%	7.6%

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report

In 2016, sales amounted to EUR 7,094 million, 5% decrease on a nominal basis. Excluding a 3% negative currency effect and portfolio changes, comparable sales1) decreased by 2%, reflecting double-digit growth in LED and Home, a low-single-digit decline Professional and a double-digit decline in Lamps. Green Revenues amounted to EUR 5,536 million, or 78% of total segment sales.

Annual Report 2016      67

Segment performance 3.5.4

Income from operations (EBIT) amounted to EUR 432 million, or 6.1% of sales, which included EUR 110 million of amortization charges, mainly related to acquired intangible assets at Professional.

Adjusted income from operations1) increased from EUR 441 million, or 5.9% of sales, in 2015 to EUR 542 million, or 7.6% of sales in 2016. Restructuring and acquisition-related charges were EUR 119 million, compared to EUR 97 million in 2015. Adjusted income from operations1) in 2016 also included a gain of EUR 14 million related to a release of provisions originating from the separation activities. Adjusted income from operations1) in 2015 also included EUR 14 million of charges related to the devaluation of the Argentine peso. The increase was mainly attributable to cost reduction programs and an increase in gross margin, partly offset by higher restructuring and acquisition-related charges.

Lighting

Sales per geographic cluster in millions of EUR

2014 - 2016

Lighting

Income from operations (EBIT) and Adjusted income from operations1) in millions of EUR

2014 - 2016

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 4, Reconciliation of non-GAAP information, of this report

2015 financial performance

In 2015, sales amounted to EUR 7,438 million, 8% higher on a nominal basis. Excluding an 11% positive currency effect and portfolio changes, comparable sales1) decreased by 3%. On a comparable basis1), LED achieved double-digit growth, Home reported low-single-digit growth, Professional remained flat year-on-year, while Lamps posted a double-digit decline. Green Revenues amounted to EUR 5,343 million, or 72% of total segment sales.

From a geographic perspective, comparable sales1) in growth geographies showed a mid-single-digit decline, largely driven by declines at Lamps and Home in China and at Home and Professional in Middle East & Turkey. Sales in growth geographies increased from 39% of total sales in 2014 to 40% in 2015. Comparable sales1) in mature geographies showed a low-single-digit decline, with Western Europe and North America recording a low-single-digit decline.

Income from operations (EBIT) amounted to EUR 334 million, or 4.5% of sales, which included EUR 107 million of amortization charges, mainly related to intangible assets at Professional.

Adjusted income from operations1) increased from EUR 133 million, or 1.9% of sales, in 2014 to EUR 441 million, or 5.9% of sales in 2015. Restructuring and acquisition-related charges amounted to EUR 97 million in 2015, compared to EUR 281 million in 2014. 2015 also included EUR 14 million of charges related to the devaluation of the Argentine peso, while 2014 included a EUR 13 million past-service pension cost gain and EUR 68 million of impairment and other charges related to industrial assets. The increase in Adjusted income from operations1) was largely driven by lower restructuring and acquisition-related charges, cost productivity and improved LED gross margins.

3.5.5 Brighter Lives, Better World

During Climate Week NYC, Eric Rondolat launched Philips Lighting’s new sustainability program ‘Brighter Lives, Better World’, building on the long legacy of Philips’ EcoVision programs. The new program is built on two pillars: Green Revenues and Sustainable operations. With 78% of 2016 sales coming from sustainable products, systems and services (72% in 2015), Green Revenues reached a record level for Philips Lighting.

In 2016, approximately 15% of the world’s electricity is still being used for lighting. Through its digital LED technology, Philips Lighting offers light that is up to 80% more energy-efficient than conventional technologies, which are still commonly used globally. For this reason, the company has pledged to cumulatively sell 2 billion LED light bulbs by 2020, for which it has already sold 628 million units thus far. In addition, Philips Lighting effectively reduced its operational carbon footprint year-on-year by 20%, also increasing the share of renewable electricity to 67%. Its solutions to effectively reduce, recycle, and re-use the waste in its sites as much as possible resulted in 85% of its total industrial waste being recycled, as part of its journey towards zero waste to landfill.

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

68      Annual Report 2016

Segment performance 3.5.6

3.5.6 Separation of Lighting

In September 2014, Philips announced its plan to sharpen its strategic focus by establishing two stand-alone companies focused on the HealthTech and Lighting opportunities respectively. Before the listing of Philips Lighting on Euronext in May 2016, a stand-alone structure was established for Philips Lighting within the Philips Group, effective February 1, 2016. To effectuate the separation and to provide a framework for the relationship between the two companies after the separation, Philips and Philips Lighting entered into a separation agreement and a set of ancillary agreements (collectively, the “Separation Agreement”). The Separation Agreement allocated assets, liabilities, employees and contracts of the Philips Group between the current groups of Philips and Philips Lighting. The separation was guided by the principle that the Philips Lighting group comprises substantially all of Philips’ former lighting business, related assets and liabilities, employees and contracts, as well as allocated activities from the former Innovation, Group & Services sector. Furthermore, certain historical exposures and liabilities of the Philips Group were allocated to each of the groups of Philips and Philips Lighting, which are unrelated to their respective businesses.

Upon the listing of Philips Lighting in May 2016, Philips and Philips Lighting also entered into a relationship agreement (the “Relationship Agreement”) to manage the continuing relationship between Philips Lighting and Philips as a large shareholder of Philips Lighting upon such listing. The Relationship Agreement will terminate when the stake of Philips falls below 10% (with the exception of certain specific provisions).

Philips engages in various transactions with certain affiliated entities which form part of the consolidated Group, including Philips Lighting and its consolidated subsidiaries. These transactions include, but are not limited to, provision of certain transitional services (including transitional IT services) by Philips to such affiliated entities or by such affiliated entities to Philips, licensing of intellectual property (including trademarks of the Group) by Philips to such affiliated entities, and licensing of the Philips company name to such affiliated entities. Such transactions between Philips and its subsidiaries are not disclosed in note 26, Related-party transactions, because they are eliminated on consolidation. A list of our material subsidiaries, including material subsidiaries of Philips Lighting, is shown in note 5, Interests in entities as well as in section 16.6, Exhibit 8, of this report.

3.6 Legacy Items

Legacy Items consists mainly of separation costs, legacy legal items, legacy pension costs, environmental provisions and stranded costs.

3.6.1 2016 financial performance

Legacy Items
Key data in millions of EUR unless otherwise stated
2014 - 2016

	2014	2015	2016

Separation costs		(183)	(152)
Other	(388)	(439)	(43)

Income from operations (EBIT)	(388)	(622)	(195)

Income from operations (EBIT) mainly included EUR 152 million of charges related to the separation of the Lighting business, a EUR 14 million charge related to provisions originating from the separation of the Lighting business, EUR 9 million of costs of addressing legacy issues related to environmental provisions, EUR 4 million of pension costs, EUR 36 million of stranded costs related to the combined Lumileds and Automotive businesses, EUR 11 million of charges related to various provisions, as well as a EUR 46 million gain from the settlement of a pension-related claim. Income from operations (EBIT) in 2015 included EUR 345 million of settlements mainly related to pension de-risking.

2015 financial performance

Income from operations (EBIT) mainly included charges of EUR 183 million related to the separation of the Lighting business and EUR 345 million mainly related to settlements for pension de- risking. Income from operations (EBIT) in 2014 included EUR 244 million of charges related to the CRT settlement.

Annual Report 2016      69

Reconciliation of non-GAAP information 4

4 Reconciliation of non-GAAP information

Koninklijke Philips N.V. (the ‘Company’) believes that an understanding of sales performance, capital efficiency, financial strength and its funding requirements is enhanced by introducing certain Non-GAAP measures, such as Comparable sales growth, Adjusted income from operations / EBITA and Net debt. In this chapter these measures are further explained and reconciled to GAAP measures.

Non-GAAP measures referred to in this report are cross referenced to this chapter.

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

Philips Group

Sales growth composition per segment in %

2014 - 2016

	nominal growth	currency effects	consolidation changes	comparable growth

2016 versus 2015
Personal Health	5.2	2.0	0.0	7.2
Diagnosis & Treatment	3.1	0.9	(0.4)	3.6
Connected Care & Health Informatics	4.5	0.1	(0.1)	4.5
HealthTech Other	(5.0)	0.0	0.0	(5.0)
Lighting	(4.6)	2.1	0.2	(2.3)

Philips Group	1.1	1.4	0.2	2.7

2015 versus 2014
Personal Health	13.5	(8.6)	0.0	4.9
Diagnosis & Treatment	22.7	(10.9)	(5.7)	6.1
Connected Care & Health Informatics	12.6	(12.2)	0.0	0.4
HealthTech Other	3.3	(0.3)	(1.9)	1.1
Lighting	8.2	(8.5)	(2.2)	(2.5)

Philips Group	13.3	(9.4)	(1.7)	2.2

2014 versus 2013
Personal Health	3.0	2.7	0.2	5.9
Diagnosis & Treatment	(6.6)	1.5	0.5	(4.6)
Connected Care & Health Informatics	(2.2)	1.7	0.3	(0.2)
HealthTech Other	(8.5)	0.0	(3.7)	(12.2)
Lighting	(3.9)	2.2	(1.0)	(2.7)

Philips Group	(2.7)	2.0	(0.2)	(0.9)

70      Annual Report 2016

Reconciliation of non-GAAP information 4

Philips Group

Sales growth composition per geographic cluster in %

2014 - 2016

	nominal growth	currency effects	consolidation changes	comparable growth

2016 versus 2015
Western Europe	0.0	1.6	0.2	1.8
North America	2.1	(0.3)	(0.1)	1.7
Other mature geographies	7.9	(5.5)	(0.4)	2.0

Mature geographies	2.0	(0.2)	0.0	1.8
Growth geographies	(0.5)	4.6	0.4	4.5

Philips Group	1.1	1.4	0.2	2.7

2015 versus 2014
Western Europe	3.9	(1.9)	(0.7)	1.3
North America	21.2	(18.4)	(1.4)	1.4
Other mature geographies	11.7	(5.3)	(3.7)	2.7

Mature geographies	13.1	(10.2)	(1.4)	1.5
Growth geographies	13.8	(7.9)	(2.4)	3.5

Philips Group	13.3	(9.4)	(1.7)	2.2

2014 versus 2013
Western Europe	(0.3)	(0.4)	(0.2)	(0.9)
North America	(3.0)	0.9	0.3	(1.8)
Other mature geographies	(5.6)	4.7	0.0	(0.9)

Mature geographies	(2.2)	0.8	0.1	(1.3)
Growth geographies	(3.7)	4.4	(0.7)	0.0

Philips Group	(2.7)	2.0	(0.2)	(0.9)

Adjusted income from operations

The Company uses the terms EBIT and Adjusted income from operations to evaluate the performance of the Philips Group and its operating segments. The term EBIT has the same meaning as Income from operations and the term EBITA has the same meaning as Adjusted income from operations. Adjusted income from operations represents income from operations before amortization and impairment on intangible assets (excluding software and capitalized development expenses). Referencing Adjusted income from operations is considered appropriate as the Company uses it as one of its strategic drivers to increase profitability through re-allocation of its resources towards opportunities offering more consistent and higher returns and it will make the underlying performance of our businesses more transparent as it will not be distorted by the unpredictable effects of future, unidentified acquisitions.

Adjusted income from operations is not a financial measure in accordance with IFRS. Below is a reconciliation of Adjusted income from operations to the most directly comparable IFRS measure, Net income, for the years indicated. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Annual Report 2016      71

Reconciliation of non-GAAP information 4

Philips Group

Net income to Adjusted income from operations in millions of EUR

2014 - 2016

	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	HealthTech Other	Lighting	Legacy Items

2016
Net Income	1,491
Discontinued operations, net of income taxes	(416)
Investments in associates, net of income taxes	(13)
Income tax expense	327
Financial expenses	569
Financial income	(76)

Income from operations (EBIT)	1,882	953	546	275	(129)	432	(195)
Amortization of intangible assets1)	350	139	48	47	9	108	(1)
Impairment of goodwill	3	—	—	—	—	2	1

Adjusted income from operations	2,235	1,092	594	322	(120)	542	(195)
Sales	24,516	7,099	6,686	3,158	478	7,094
Adjusted income from operations as a % of sales	9.1%	15.4%	8.9%	10.2%		7.6%

2015
Net Income	659
Discontinued operations, net of income taxes	(245)
Investments in associates, net of income taxes	(30)
Income tax expense	239
Financial expenses	467
Financial income	(98)

Income from operations (EBIT)	992	736	322	173	49	334	(622)
Amortization of intangible assets1)	380	149	55	54	15	107	—
Impairment of goodwill	—	—	—	—	—	—	—

Adjusted income from operations	1,372	885	377	227	64	441	(622)
Sales	24,244	6,751	6,484	3,022	503	7,438
Adjusted income from operations as a % of sales	5.7%	13.1%	5.8%	7.5%		5.9%

2014
Net Income	411
Discontinued operations, net of income taxes	(190)
Investments in associates, net of income taxes	(62)
Income tax expense	26
Financial expenses	415
Financial income	(114)

Income from operations (EBIT)	486	620	349	(157)	37	25	(388)
Amortization of intangible assets1)	332	138	25	50	14	106	(1)
Impairment of goodwill	3	—	—	1	—	2	—

Adjusted income from operations	821	758	374	(106)	51	133	(389)
Sales	21,391	5,948	5,284	2,684	487	6,874
Adjusted income from operations as a % of sales	3.8%	12.7%	7.1%	(3.9)%		1.9%

1)	Excluding amortization of software and product development.

72      Annual Report 2016

Reconciliation of non-GAAP information 4

Net debt

Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. The net debt position as a percentage of the sum of group equity (shareholders’ equity and non-controlling interests) and net debt is presented to express the financial strength of the Company. This measure is used by Treasury management of the Company and investment analysts and is therefore included in the disclosure.

Philips Group

Composition of net debt and group equity in millions of EUR unless otherwise stated

2014 - 2016

	2014	2015	2016

Long-term debt	3,712	4,095	4,021
Short-term debt	392	1,665	1,585

Total debt	4,104	5,760	5,606
Cash and cash equivalents	1,873	1,766	2,334

Net debt1)	2,231	3,994	3,272

Shareholders’ equity	10,867	11,662	12,601
Non-controlling interests	101	118	907

Group equity	10,968	11,780	13,508

Net debt and group equity	13,199	15,774	16,780
Net debt divided by net debt and group equity (in %)	17%	25%	19%
Group equity divided by net debt and group equity (in %)	83%	75%	81%
Net debt and group equity ratio	17:83	25:75	19:81

1)	Total debt less cash and cash equivalents

Annual Report 2016      73

Risk management 5

5 Risk management

5.1 Our approach to risk management

The Executive Committee, supported by the Risk Management Support Team, oversees and manages enterprise risk. The Risk Management Support Team consists of a number of functional experts covering the various categories of enterprise risk and supports by increasing the understanding of the Enterprise Risk profile and continuously working to improve the enterprise risk management framework. Management is the primary responsible for identifying the critical risks and for the implementation of appropriate risk responses.

Philips believes risk management is a value creating activity and as such it is an integral element of the Philips Business System (PBS). Risk management supports us in taking sound risk-reward strategic decisions to maximize value creation, it supports sustainable results on our Path to Value, it protects our key strengths (Capabilities, Assets, and Positions) and it supports process excellence.

Philips’ risk management focuses on the following risk categories: Strategic, Operational, Compliance and Financial risks. The main risks within these categories are further described in section 5.2, Risk categories and factors, of this report. The overview highlights the material risks known to Philips, which could hinder it in achieving its strategic and financial business objectives. The risk overview may, however, not include all the risks that may ultimately affect Philips. Some risks not yet known to Philips, or currently believed not to be material, could ultimately have a major impact on Philips’ businesses, objectives, revenues, income, assets, liquidity or capital resources.

All forward-looking statements made on or after the date of this Annual Report and attributable to Philips are expressly qualified in their entirety by the factors described in the cautionary statement included in Forward-looking statements, of this report and the overview of risk factors described in section 5.2, Risk categories and factors, of this report.

Risk Management Framework

Risk management and control forms an integral part of the Philips business planning and performance review cycle. The company’s risk and control policy is designed to provide reasonable assurance that objectives are met by integrating risk assessment in the strategic planning process, integrating management control into the daily operations, ensuring compliance with legal requirements and safeguarding the integrity of the company’s financial reporting and its related disclosures. It makes management responsible for identifying the critical business risks and for the implementation of appropriate risk responses. Philips’ risk management approach is embedded in the areas of Corporate Governance, elements of the Philips Business System (Strategic Investment Decision Making, Asset Protection, Operational Excellence, Planning & Performance Cycle), Philips Business Control Framework and Philips General Business Principles. The Risk Management Support Team supports management by assessing the Enterprise Risk profile and continuously working to improve the enterprise risk management framework. Structured risk assessments take place according to the Philips process standard for managing risk.

Philips’ risk management process addresses risks related to different categories: Strategic, Operational, Compliance and Financial risks. The Executive Committee and management consider risk appetite when taking decisions and seek to manage risks consistently within the risk appetite. Risk appetite is different for the various risk categories:

•

Strategic risks and opportunities may affect Philips’ strategic ambitions. Strategic risks include economic and political developments and the need to anticipate and respond timeously to market circumstances. Philips is prepared to take considerable strategic risks given the necessity to invest in research & development and manage the portfolio of businesses, including acquisitions and divestments, in a highly uncertain global political and economic environment.

•

Operational risks include adverse unexpected developments resulting from internal processes, people and systems, or from external events that are linked to the actual running of each business (examples are solution and product creation and supply chain management). Philips aims to minimize downside risks due to the need for high quality of its products and services, reliable IT systems and sustainability commitments.

•

Compliance risks cover unanticipated failures to implement, or comply with, appropriate laws, regulations, policies and procedures. Philips has a zero tolerance policy towards non-compliance in relation to breaches of its General Business Principles.

•

Financial risk include risks related to Treasury, Accounting and Reporting, Pensions and Tax. Philips is prudent with regard to financial risks and the risk appetite is described in various chapters of this annual report, including note 30, Details of treasury / other financial risks.

Philips does not classify these risk categories in order of importance.

74      Annual Report 2016

Risk management 5.1

Corporate Governance

Corporate governance is the system by which a company is directed and controlled. Philips believes that good corporate governance is a critical factor in achieving business success. Good corporate governance derives from, among other things, effective internal controls and high ethical standards. The quality of Philips’ system of risk management, business control and other findings of internal and external audits are reported to and discussed by the Audit Committee of the Supervisory Board. Internal auditors monitor the quality of risk management and business controls through risk-based operational audits, inspections of financial reporting controls and compliance audits.

Audit & Risk committees at Group level, Business Groups, Markets and key Functional areas meet quarterly, chaired by first line leadership, to address weaknesses in risk management and business controls structure as reported by internal and external auditors or revealed by self-assessment of management and to take corrective action where necessary. These Audit & Risk committees are also involved in company-wide internal audit planning as approved by the Audit Committee of the Supervisory Board. In addition to the Audit Committee, the Quality and Regulatory (Q&R) Committee of the Supervisory Board assists the Supervisory Board in fulfilling its oversight responsibilities particularly in respect of the quality of the Company’s products, systems, services and software and the development, testing, manufacturing, marketing and servicing thereof, and regulatory requirements relating thereto. As such, the Q&R Committee supports the Company’s risk management in the relevant risk areas. An in-depth description of Philips’ corporate governance structure can be found in chapter 9, Corporate governance, of this report.

Risk Management

Taking risks is an inherent part of entrepreneurial behavior and well-structured risk management allows management to take risks in a controlled manner. In order to provide a comprehensive view of Philips’ risks, structured risk assessments take place according to the Philips process standard for risk management, combining elements of a top-down and bottom-up approach. The process is supported by workshops with management at Business, Market and Group Function levels. During 2016, several risk management workshops were held.

Risk diagram

Key elements of the Philips risk management process are:

•

Annual risk assessment for the Group, Business Groups, Markets and key Functions as part of the annual update of the strategic plan. Risks are assessed and prioritized on their impact on objectives, likelihood of occurrence and effectiveness of controls. Management is accountable for the timely development of effective risk responses.

•

Developments in the risk profile and management’s initiatives to improve risk responses are explicitly discussed and monitored during the quarterly Audit & Risk Committees and in the Quarterly Performance Reviews (QPR).

•

As an integral part of the strategy review, the Executive Committee annually assesses the enterprise risk profile, including appropriate risk scenarios and sensitivity analysis, and reviews the potential impact of the enterprise risk profile versus the Group’s risk appetite. This risk assessment is based on the latest annual risk assessments of the Group, Business Groups, Markets and key Functions and changes to these, if any, as reported during the periodic review meetings, findings from Philips Internal Audit, Legal and Insurance, the Materiality analysis as described in chapter 12, Sustainability

Annual Report 2016      75

Risk management 5.1

statements, of this report, views from key stakeholders, external analysis, and risks reported in the annual certification statement on Risk Management and Business Controls.

•	Developments in the Enterprise Risk profile and management’s initiatives to improve risk responses are discussed and monitored during the quarterly Group Audit & Risk Committee.

•	The Executive Committee reviews at least annually the Philips risk management approach and improves the process as required.

•	The Philips risk profile and the risk management approach are discussed at least annually with the Supervisory Board.

Examples of measures taken to further strengthen the risk management framework include:

•	Definition and execution of the Enterprise Risk Management (ERM) improvement roadmap;

•	Process standardization for Risk Management, Internal Control, Compliance and Audit processes as part of the Philips Excellence Process Framework (PEPF) to drive efficiency and continuous improvement;

•

The establishment of an Information Security Office and Program in light of the increasing exposure to cybercrime and information security requirements resulting from digitalization and a focus on the Healthcare industry;

•	The development of risk management related to long-term strategic partnership given the growing importance of service-based business models.

Philips Business Control Framework

The Philips Business Control Framework (BCF) sets the standard for risk management and business control in Philips. The objectives of the BCF are to maintain integrated management control of the company’s operations, in order to ensure the integrity of the financial reporting, as well as compliance with laws and regulations. Philips has designed its BCF based on the “Internal Control-Integrated Framework (2013)” established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Philips continuously evaluates and improves its BCF to align with business dynamics and good practice.

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

As part of the Annual Report process, management’s accountability for business controls is enforced through the formal issuance of a Statement on Business Controls and a Letter of Representation by Business Group, Market and Functional management to the Executive Committee. Any deficiencies noted in the design and operating effectiveness of controls over financial reporting which were not completely remediated are evaluated at year-end by the Board of Management. The Board of Management’s report, including its conclusions regarding the effectiveness of internal control over financial reporting, can be found in section 10.1, Management’s report on internal control, of this report.

Philips General Business Principles

The Philips General Business Principles (GBP) incorporate the fundamental principles for all Philips businesses around the globe. They set the minimum standard for business conduct, both for individual employees and for the company and our subsidiaries. Our GBP also stand as a reference for the business conduct we expect from our business partners and suppliers. Translations of the text are available in 32 languages, allowing almost every employee to read the GBP in their native language. Detailed underlying policies, manuals, training and tools are in place to give employees practical guidance on how to apply the GBP in their day-to-day work environments.

In addition, there are separate Codes of Ethics that apply to employees working in specific areas of our business, i.e. the Procurement Code of Ethics and the Financial Code of Ethics. Details can be found at: www.philips.com/gbp.

As part of our unyielding effort to raise GBP awareness and create engagement throughout the organization, each year a GBP communications and training plan is deployed. In 2016, a number of new initiatives were undertaken through various channels such as Quick Reference Cards for at-a-glance guidance on how to handle a number of common GBP concerns, as well as returning programs such as e-Learnings for selected high-risk audiences. Many of these initiatives contributed to building momentum toward our now annual GBP Dialogue Week in October. During 2016’s Dialogue Week, hundreds of Philips teams held open and frank discussions on what Acting with Integrity means to them, and posted pictures of their sessions on the Philips social platform using the hashtag #integritymatters.

The GBP form an integral part of labor contracts in virtually every country in which Philips operates. It is the responsibility of each employee to live up to our GBP,

76      Annual Report 2016

Risk management 5.1

and employees are requested to affirm their commitment after completing their GBP e-training. In addition, employees in the respective specialized areas must sign off on the Financial and Supply Management Codes of Ethics. Executives are requested to sign off on the GBP each year to reaffirm their awareness of and compliance with them.

The GBP Review Committee is responsible for the effective deployment of the GBP and for generally promoting a culture of compliance and ethics within Philips. The GBP Review Committee is chaired by the Chief Legal Officer, and its members include the Chief HR Officer, the Chief Market Leader and the Chief Financial Officer. They are supported in the implementation of their initiatives by a Committee Secretariat, and a network of GBP Compliance Officers, who are appointed in all markets, countries and at all major sites where Philips has operations.

Related roles and responsibilities are laid down in the Charter of the GBP Review Committee. In 2016, in response to external regulatory developments in business ethics and compliance, a revised charter was deployed by the GBP Review Committee. This newly updated charter impacted the composition of the GBP Review Committee, the roles and responsibilities of its members as well as the composition, roles and responsibilities of the GBP Compliance function. To strengthen monitoring and oversight of GBP compliance within Philips, the mandatory annual GBP self-assessment questionnaire, part of our Internal Control framework, was completely renewed. The GBP Review Committee Secretariat receives an overview of the results of this self-assessment and can take action when deemed necessary. We believe this has created a more robust network equipped with the requisite skills and support to monitor and enhance compliance in the increasingly regulated environments in which Philips operates.

The GBP are supported by established mechanisms that ensure standardized reporting and escalation of concerns. These mechanisms are based on the GBP Reporting Policy that urges employees to report any concerns they may have regarding business conduct in relation to the GBP, either through a GBP Compliance Officer or through the Philips Ethics Line. The Philips Ethics Line enables employees and also third parties to report a concern either by telephone or online in a variety of different languages 24/7 all year round. All concerns raised are registered consistently in a single database hosted outside Philips by a third party and are investigated systematically in accordance with standardized investigation procedures.

Financial Code of Ethics

The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the CEO (the principal executive officer) and CFO (the principal financial and principal accounting officer), and to the senior management in the Philips Finance Leadership Team who head the Finance departments of the Company. The Company has published its Financial Code of Ethics within the investor section of its website located at www.philips.com. No changes were considered necessary and no changes have been made to the Financial Code of Ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above in 2016.

For more information, please refer to sub-section 2.2.7, General Business Principles, of this report.

Annual Report 2016      77

Risk management 5.2

5.2 Risk categories and factors

In order to provide a comprehensive view of Philips’ enterprise risks, structured risk assessments take place in accordance with the Philips process standard to manage risk as described in section 5.1, Our approach to risk management, of this report. As a result of this process, amongst others, the following actions were performed during 2016:

•

Philips completed the separation of its Lighting business and subsequently listed Philips Lighting on the Amsterdam stock exchange and sold a portion of its ownership. This separation has eliminated the separation risk discussed in the 2015 Annual Report. Until the completion of the sale of its entire ownership in Philips Lighting, Philips remains exposed to risks with regard to the value of Philips Lighting.

•

The challenging global political and economic developments had an impact on our results. Even though the management of risks related to these developments has not changed compared to 2015, we continuously monitor the impact on our risk profile.

Philips describes the risk factors within each risk category in order of Philips’ current view of expected significance, to give stakeholders an insight into which risks and opportunities it considers more prominent than others at present. The risk overview highlights the main risks and opportunities known to Philips, which could hinder it in achieving its strategic and financial business objectives. The risk overview may, however, not include all the risks that may ultimately affect Philips. Describing risk factors in their order of expected significance within each risk category does not mean that a lower listed risk factor may not have a material and adverse impact on Philips’ business, strategic objectives, revenues, income, assets, liquidity, capital resources or achievement of Philips’ goals.

Furthermore, a risk factor described after other risk factors may ultimately prove to have more significant adverse consequences than those other risk factors. Over time Philips may change its view as to the relative significance of each risk factor.

5.3 Strategic risks

Philips may be unable to adapt swiftly to changes in industry or market circumstances, which could have a material adverse impact on its financial condition and results.

Fundamental shifts in the Healthcare and/or Lighting industries, like the transition towards digital, may drastically change the business environment. If Philips is unable to recognize these changes in good time, is late in adjusting its business models, or if circumstances arise such as pricing actions by competitors, then this could have a material adverse effect on Philips’ growth ambitions, financial condition and operating result.

As Philips’ business is global, its operations are exposed to economic and political developments in countries across the world that could adversely impact its revenues and income.

Philips’ business environment is influenced by political and economic conditions in individual and global markets. Philips experienced the impact from changes in macro-economic development in various geographies during 2016. Economic growth in China was markedly lower compared to average growth over the last two decades. The economic growth of countries which are highly dependent on revenues from energy, raw materials and commodities remains adversely affected by the slowdown of growth in China, most strongly in emerging market countries. Low revenues from oil also affected countries in the Middle East where public spending has been dramatically reduced. Monetary interventions by the European Central Bank did not result in any increase of inflation nor in stronger economic growth in the European Union in 2016. The consensus economic outlook for Great Britain as well as for the European Union has become less favorable as a result of the Brexit vote in June 2016. Although the US economy continued to perform well during 2016, the result of the US presidential election and potential changes in US economic and monetary policies (i.e. expected further rate hikes) may have an impact not only on US dollar but also on a range of emerging market currencies. Both Brexit and the policies of the

78      Annual Report 2016

Risk management 5.3

new US administration may have significant impact on international trade tariffs and customs laws. The disparate macroeconomic outlook for the main geographies, political conflicts and the unknown impact of Eurozone monetary policy continue to create uncertainty as to the levels of (public) capital expenditures in general, unemployment levels and consumer and business confidence, which could adversely affect demand for products and services offered by Philips. These economic conditions may have an adverse effect on financial markets, which could affect the ability of Philips to make strategic divestments at reasonable price levels or within a reasonable period of time.

The general global political environment remains unfavorable for the business environment due to a rise in political conflicts and terrorism. Numerous other factors, such as sustained lower levels of energy and raw material prices, regional political conflicts in the Middle East, Turkey, Russia and Ukraine and other regions, as well as large-scale (in)voluntary migration and profound social instability could continue to impact macroeconomic factors and the international capital and credit markets. The new US administration may implement changes in, among others, US foreign policy, healthcare, trade and tax laws, the impact of which cannot be predicted. Uncertainty on the timing and the nature of Brexit may adversely affect economic growth and the business environment in the United Kingdom and the rest of the European Union. Elections in a number of key European countries during 2017, which could trigger additional exits from the European Union, may have a similar adverse impact. Economic and political uncertainty may have a material adverse impact on Philips’ financial condition or results of operations and can also make it more difficult for Philips to budget and forecast accurately. Philips may encounter difficulty in planning and managing operations due to the lack of adequate infrastructure and unfavorable political factors, including unexpected legal or regulatory changes such as foreign exchange import or export controls, increased healthcare regulation, nationalization of assets or restrictions on the repatriation of returns from foreign investments.

Given that growth in emerging market countries is correlated to US and European economic growth and that such emerging market countries are increasingly important in Philips’ operations, the above-mentioned risks are also expected to grow and could have a material adverse effect on Philips’ financial condition and operating results.

Philips’ overall risk profile will be changing as a result of the focus on Health Technology.

The risk profile of Philips will change as and when Philips Lighting is sold and deconsolidated. The risk profile is expected to shift towards risks generally associated to Health Technology companies.

Philips’ overall performance in the coming years is expected to depend on the realization of its growth ambitions in growth geographies.

Growth geographies are becoming increasingly important in the global market. In addition, Asia is an important production, sourcing and design center for Philips. Philips faces strong competition to attract the best talent in tight labor markets and intense competition from local companies as well as other global players for market share in growth geographies. Philips needs to maintain and grow its position in growth geographies, invest in data driven services, invest in local talent, understand developments in end- user preferences and localize the portfolio in order to stay competitive. If Philips fails to achieve these objectives, then this could have a material adverse effect on growth ambitions, financial condition and operating result.

The growth ambitions of Philips may be adversely affected by economic volatility inherent in growth geographies and the impact of changes in macroeconomic circumstances on growth economies.

Philips may not control joint ventures or associated companies in which it invests, which could limit the ability of Philips to identify and manage risks.

Philips has invested and may invest in joint ventures and associated companies in which Philips will have a non-controlling interest. In these cases, Philips has limited influence over, and limited or no control of, the governance, performance and cost of operations of joint ventures and associated companies. Some of these joint ventures and associated companies may represent significant investments and potentially also use Philips’ brand. The joint ventures and associated companies that Philips does not control may make business, financial or investment decisions contrary to Philips’ interests or may make decisions different from those that Philips itself may have made. Additionally, Philips partners or members of a joint venture or associated company may not be able to meet their financial or other obligations, which could expose Philips to additional financial or other obligations, as well as having a material adverse effect on the value of its investments in those entities or potentially subject Philips to additional claims. Lumileds and Philips Lighting are examples of companies in which Philips may continue to have a significant (residual) interest but may not have control.

Acquisitions could expose Philips to integration risks and challenge management in continuing to reduce the complexity of the company.

Philips’ acquisitions may expose Philips in the future to integration risks in areas such as sales and service force integration, logistics, regulatory compliance, information technology and finance. Integration difficulties and complexity may adversely impact the

Annual Report 2016      79

Risk management 5.3

realization of an increased contribution from acquisitions. Philips may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses.

Furthermore, organizational simplification expected to be implemented following an acquisition and the resulting cost savings may be difficult to achieve. Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill. Write-downs of these assets due to unforeseen business developments may have a material adverse effect on Philips’ earnings (see also note 11, Goodwill).

Philips’ inability to secure and maintain intellectual property rights for products, whilst maintaining overall competitiveness, could have a material adverse effect on its results.

Philips is dependent on its ability to obtain and maintain licenses and other intellectual property (IP) rights covering its products and its design and manufacturing processes. The IP portfolio is the result of an extensive patenting process that could be influenced by a number of factors, including innovation. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Philips. This is particularly applicable to Personal Health where third-party licenses are important and a loss or impairment could have a material adverse impact on Philips’ financial condition and operating results.

5.4 Operational risks

Failure to comply with quality standards and regulations can trigger warranty and product liability claims against Philips and can lead to financial losses and adversely impact Philips’ reputation, market share and brand.

Philips is required to comply with the highest standards of quality in the manufacture of its medical devices.

Philips hereto is subject to the supervision of various national regulatory authorities. Conditions imposed by such national regulatory authorities could result in product recalls or a temporary ban on products and/or production facilities. In addition such quality issues and/or liability claims could affect Philips’ reputation and its relationships with key customers (both customers for end products and customers that use Philips’ products in their production process). As a result, depending on the product and manufacturing site concerned and the severity of the objection, this could lead to financial losses through lost revenue and costs of any required remedial actions, and have further impacts on Philips’ reputation, market share and brand.

Philips has observed a global increase in IT security threats and higher levels of sophistication in computer crime, posing a risk to the confidentiality, availability and integrity of data and information.

The global increase in security threats and higher levels of professionalism in computer crime have increased the importance of effective IT security measures, including proper identity management processes to protect against unauthorized systems access.

Nevertheless, Philips’ systems, networks, products, solutions and services remain vulnerable to attacks, which could lead to the leakage of confidential information, improper use of its systems and networks or defective products, which could in turn have a material adverse effect on Philips’ financial condition and operating results. In recent years, the risks that we and other companies face from cyber-attacks have increased significantly. The objectives of these cyber- attacks vary widely and may include, among things, disruptions of operations including provision of services to customers or theft of intellectual property or other sensitive information belonging to us or other business partners. Successful cyber-attacks may result in substantial costs and other negative consequences, which may include, but are not limited to, lost revenues, reputational damage, remediation costs, and other liabilities to customers and partners. Furthermore, enhanced protection measures can involve significant costs. Although we have experienced cyber-attacks and to date have not incurred any significant damage as a result and did not incur significant monetary cost in taking corrective action, there can be no assurance that in the future Philips will be as successful in avoiding damages from cyber-attacks, which could lead to financial losses. Additionally, the integration of new companies and successful outsourcing of business processes are highly dependent on secure and well controlled IT systems.

Diversity in information technology (IT) could result in ineffective or inefficient business management. IT outsourcing and off-shoring strategies could result in complexities in service delivery and contract management.

Philips continuously seeks to create a more open, standardized and cost-effective IT landscape, including through further outsourcing, off-shoring, commoditization and ongoing reduction in the number of IT systems. These changes create risk with regard to the delivery of IT services, the availability of IT systems and the scope and nature of the functionality offered by IT systems.

Transformation programs

In 2011, Philips began a transformation program (Accelerate!) designed to unlock Philips’ full potential. In 2014, as a next phase in the Accelerate! transformation program, Philips announced its plan to sharpen its strategic focus by establishing two stand- alone companies focused on the HealthTech and Lighting opportunities respectively. The Lighting business was separated in 2016, with Philips selling a portion of its ownership stake and Philips Lighting becoming listed on the Amsterdam Stock Exchange.

80      Annual Report 2016

Risk management 5.4

Failure to achieve the objectives of any transformation program may have a material adverse effect on the mid- term and long-term financial targets.

In addition, any transformation program in relation to the Finance function may expose Philips to adverse changes in the quality of its systems of internal control.

If Philips is unable to ensure effective supply chain management, e.g. facing an interruption of its supply chain, including the inability of third parties to deliver parts, components and services on time, and if it is subject to rising raw material prices, it may be unable to sustain its competitiveness in its markets.

Philips is continuing the process of creating a leaner supply base with fewer suppliers, while maintaining dual/multiple sourcing strategies where possible. This strategy very much requires close cooperation with suppliers to enhance, among other things, time to market and quality. In addition, Philips is continuing its initiatives to replace internal capabilities with less costly outsourced products and services. These processes may result in increased dependency on external suppliers and providers. Although Philips works closely with its suppliers to avoid supply-related problems, there can be no assurance that it will not encounter supply problems in the future or that it will be able to replace a supplier that is not able to meet its demand sufficiently quickly to avoid disruptions.

Shortages or delays could materially harm its business. Most of Philips’ activities are conducted outside of the Netherlands, and international operations bring challenges. For example, Philips depends partly on the production and procurement of products and parts from Asian countries, and this constitutes a risk that production and shipping of products and parts could be interrupted by regional conflicts, a natural disaster or extreme weather events resulting from climate changes. A general shortage of materials, components or subcomponents as a result of natural disasters also poses the risk of unforeseeable fluctuations in prices and demand, which could have a material adverse effect on Philips’ financial condition and operating results.

Businesses purchase raw materials, including so-called rare earth metals, copper, steel, aluminum, noble gases and oil-related products, which exposes them to fluctuations in energy and raw material prices. In recent times, commodities have been subject to volatile markets, and such volatility is expected to continue. If Philips is not able to compensate for increased costs or pass them on to customers, price increases could have a material adverse impact on Philips’ results. In contrast, in times of falling commodity prices, Philips may not fully benefit from such price decreases, since Philips attempts to reduce the risk of rising commodity prices by several means, including long-term contracting or physical and financial hedging.

Failure to achieve improvements in Philips’ solution and product creation process and/or increased speed in innovation-to-market could hamper Philips’ profitable growth ambitions.

Further improvements in Philips’ solution and product creation process, ensuring timely delivery of new solutions and products at lower cost and improvement in customer service levels to create sustainable competitive advantages, are important in realizing Philips’ profitable growth ambitions. The emergence of new low-cost competitors, particularly in Asia, further underlines the importance of improvements in the product creation process. The success of new solution and product creation, however, depends on a number of factors, including timely and successful completion of development efforts, market acceptance, Philips’ ability to manage the risks associated with new products and production ramp-up issues, the ability of Philips to attract and retain employees with the appropriate skills, the availability of products in the right quantities and at appropriate costs to meet anticipated demand and the risk that new products and services may have quality or other defects in the early stages of introduction. Accordingly, Philips cannot determine in advance the ultimate effect that new solutions and product creations will have on its financial condition and operating results. If Philips fails to create and commercialize products or fails to ensure that end- user insights are translated into solution and product creations that improve product mix and consequently contribution, it may lose its market share and competitiveness, which could have a material adverse effect on its financial condition and operating results.

Because Philips is dependent on its personnel for leadership and specialized skills, the loss of its ability to attract and retain such personnel would have an adverse effect on its business.

The attraction and retention of talented employees in sales and marketing, research and development, finance and general management, as well as of highly specialized technical personnel, especially in transferring technologies to low-cost countries, is critical to Philips’ success particularly in times of economic recovery. The loss of specialized skills could also result in business interruptions. There can be no assurance that Philips will be successful in attracting and retaining highly qualified employees and key personnel needed in the future.

Risk of unauthorized use of intellectual property rights

Philips produces and sells products and services which incorporate technology protected by intellectual property rights. Philips develops and acquires intellectual property rights on a regular basis. Philips is exposed to the risk that a third party may claim to own the intellectual property rights on technology applied in Philips products and services and that in the event

Annual Report 2016      81

Risk management 5.4

that their claims of infringement of these intellectual property rights are successful, they may be entitled to damages and Philips could incur a fine.

Any damage to Philips’ reputation could have an adverse effect on its businesses and brand.

Philips is exposed to developments which could affect its reputation. Such developments could be of an environmental or social nature, connected to the behavior of individual employees or suppliers, or could relate to adherence to regulations related to labor, health and safety, environmental and chemical management. Reputational damage could materially impact Philips’ brand value, financial condition and operating results.

5.5 Compliance risks

Philips is exposed to non-compliance with product safety laws and data privacy.

Philips’ brand image and reputation would be adversely impacted by non-compliance with various product safety laws and data protection. In light of Philips’ digital strategy, data privacy laws are increasingly important. Also, Diagnosis & Treatment and Connected Care & Health Informatics are subject to various (patient) data protection and safety laws. In Diagnosis & Treatment and Connected Care & Health Informatics, privacy and product safety and security issues may arise, especially with respect to remote access or monitoring of patient data or loss of data on our customers’ systems. Philips is exposed to the risk that its products, including components or materials procured from suppliers, may prove to be not compliant with safety laws, e.g. chemical safety regulations. Such non-compliance could result in a ban on the sale or use of these products.

Philips operates in a highly regulated product safety and quality environment. Philips’ products are subject to regulation by various government agencies, including the FDA (US) and comparable foreign agencies. Obtaining their approval is costly and time consuming, but a prerequisite for introducing products in the market. A delay or inability to obtain the necessary regulatory approvals for new products could have a material adverse effect on business. The risk exists that product safety incidents or user concerns could trigger FDA business reviews which, if failed, could lead to business interruption which in turn could adversely affect Philips’ financial condition and operating results. For example the voluntary suspension in 2014 of new production at our Healthcare facility in Cleveland, Ohio targeted to further strengthen manufacturing process controls after certain issues in this area were identified during an ongoing FDA inspection.

Philips’ global presence exposes the company to regional and local regulatory rules, changes to which may affect the realization of business opportunities and investments in the countries in which Philips operates.

Philips has established subsidiaries in over 80 countries. These subsidiaries are exposed to changes in governmental regulations and unfavorable political developments, which may affect the realization of business opportunities or impair Philips’ local investments. Philips’ increased focus on the healthcare sector increases its exposure to highly regulated markets, where obtaining clearances or approvals for new products is of great importance, and where there is a dependency on the available funding for healthcare systems. In addition, changes in government reimbursement policies may affect spending on healthcare.

Philips is exposed to governmental investigations and legal proceedings with regard to possible anti- competitive market practices.

National and European authorities are increasingly focused on possible anti-competitive market practices. Philips’ financial position and results could be materially affected by an adverse final outcome of governmental investigations and litigation, as well as any potential related claims.

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

Please refer to note 25, Contingent assets and liabilities, for additional disclosure relating to specific legal proceedings.

Philips is exposed to non-compliance with business conduct rules and regulations.

Philips’ attempts to realize its growth ambitions could expose it to the risk of non-compliance with business conduct rules and regulations, such as anti-bribery provisions. This risk is heightened in growth geographies as the legal and regulatory environment is less developed in growth geographies compared to mature geographies. Examples include commission payments to third parties, remuneration payments to

82      Annual Report 2016

Risk management 5.5

agents, distributors, consultants and the like, and the acceptance of gifts, which may be considered in some markets to be normal local business practice (See also note 25, Contingent assets and liabilities).

Defective internal controls would adversely affect our financial reporting and management process.

The reliability of reporting is important in ensuring that management decisions for steering the businesses and managing both top-line and bottom-line growth are based on reliable data. Flaws in internal control systems could adversely affect the financial position and results and hamper expected growth.

Accurate disclosures provide investors and other market professionals with significant information for a better understanding of Philips’ businesses.

Imperfections or lack of clarity in disclosures could create market uncertainty regarding the reliability of the data presented and could have a negative impact on the Philips share price.

The reliability of revenue and expenditure data is key for steering the business and for managing top-line and bottom-line growth. The long lifecycle of healthcare sales, from order acceptance to accepted installation, together with the complexity of the accounting rules for when revenue can be recognized in the accounts, presents a challenge in terms of ensuring there is consistency of application of the accounting rules throughout Philips’ global business.

5.6 Financial risks

Philips is exposed to uncertainty on the timing and proceeds of a sale of Philips Lighting

In 2016, Philips separated its Lighting business and on May 27, 2016, Philips Lighting was listed on the Amsterdam Stock Exchange. Since then Philips Lighting operates as a separate listed company. Philips has subsequently sold down part of its ownership in Philips Lighting. Philips’ overall objective is to fully divest its ownership of Philips Lighting. The nature or form, timing and the level of proceeds from this divestment process are uncertain. The timing and level of proceeds will depend on general market conditions and investor appetite for companies of this size and nature. During this process Philips may lose control over Philips Lighting and deconsolidate the assets, liabilities and financial results of Philips Lighting.

Philips is exposed to a variety of treasury risks and other financial risks including liquidity risk, currency risk, interest rate risk, commodity price risk, credit risk, country risk and other insurable risk.

Negative developments impacting the liquidity of global capital markets could affect the ability of Philips to raise or re-finance debt in the capital markets or could lead to significant increases in the cost of such borrowing in the future. If the markets expect a downgrade or downgrades by the rating agencies or if such a downgrade has actually taken place, this could increase the cost of borrowing, reduce our potential investor base and adversely affect our business.

Philips operates in over 100 countries and its earnings and equity are therefore inevitably exposed to fluctuations in exchange rates of foreign currencies against the euro. Philips’ sales are sensitive in particular to movements in the US dollar, Japanese yen and a wide range of other currencies from developed and emerging markets. Philips’ sourcing and manufacturing spend is concentrated in the Eurozone, United States and China. Income from operations is sensitive to movements in currencies from countries where the Group has no manufacturing/sourcing activities or only has manufacturing/sourcing activities on a small scale such as Japan, Canada, Australia and Great Britain and in a range of emerging markets such as Russia, Korea, Indonesia, India and Brazil.

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

Philips’ supply chain is exposed to fluctuations in energy and raw material prices. Commodities such as oil are subject to volatile markets and significant price increases from time to time. If Philips is not able to compensate for, or pass on in good time, its increased costs to customers, such price increases could have an adverse impact on its financial condition and operating results.

Philips is exposed to interest rate risk, particularly in relation to its long-term debt position; this risk can take the form of either fair value or cash flow risk. Failure to effectively hedge this risk can impact Philips’ financial condition and operating results.

For further analysis, please refer to note 30, Details of treasury / other financial risks.

Philips is exposed to tax uncertainties, which could have a significant financial impact.

Philips is exposed to tax uncertainties, which could result in double taxation, penalties and interest payments. These include transfer pricing uncertainties on internal cross-border deliveries of goods and services, tax uncertainties related to acquisitions and divestments, tax uncertainties related to the use of tax credits and permanent establishments, tax uncertainties relating to tax loss and tax credits carried forward and potential changes in tax law that could result in higher tax expenses and payments. The

Annual Report 2016      83

Risk management 5.6

uncertainties may have a significant impact on local financial tax results which in turn could adversely affect Philips’ financial condition and operating results.

The value of the tax losses carried forward is subject to availability of sufficient taxable income within the tax loss-carry-forward period, but also availability of sufficient taxable income within the foreseeable future in the case of tax losses carried forward with an indefinite carry-forward period. The ultimate realization of the Company’s deferred tax assets, including tax losses and tax credits carried forward, is dependent upon the generation of future taxable income in the countries where the temporary differences, unused tax losses and unused tax credits were incurred and on periods during which the deferred tax assets become deductible. Additionally, in certain instances, realization of such deferred tax assets is dependent upon the successful execution of tax planning strategies. Accordingly, there can be no absolute assurance that all (net) tax losses and credits carried forward will be realized.

For further details, please refer to the tax risks paragraph in note 8, Income taxes.

Philips has defined-benefit pension plans and other post-retirement plans in a number of countries. The funded status and the cost of maintaining these plans are influenced by movements in financial market and demographic developments, creating volatility in Philips’ financials.

A significant proportion of (former) employees in Europe and North and Latin America is covered by defined-benefit pension plans and other post- retirement plans. The accounting for such plans requires management to make estimates on assumptions such as discount rates, inflation, longevity, expected cost of medical care and expected rates of compensation. Movements (e.g. due to the movements of financial markets) in these assumptions can have a significant impact on the Defined Benefit Obligation and net interest cost. A negative performance of the financial markets could have a material impact on cash funding requirements and net interest cost and also affect the value of certain financial assets and liabilities of the company.

Philips is exposed to uncertainty on the timing and proceeds of the sale of Lumileds.

On January 22, 2016, Philips announced the termination of its agreement with GO Scale Capital to sell a stake of 80.1% in Lumileds due to the inability to mitigate regulatory concerns in the US. Philips subsequently engaged with other parties and on December 12, 2016, Philips announced that it had signed an agreement to sell an 80.1% interest in Lumileds to certain funds managed by affiliates of Apollo Global Management, LLC. Subject to regulatory approvals and completion of other closing obligations Philips expects to receive cash proceeds, before tax and transaction-related costs, of approximately USD 1.5 billion and participating preferred equity. As part of the agreement, Philips will retain a 19.9% interest in the equity of Lumileds by means of common shares for a minimum period of three years following completion of the transaction, subject to the customary drag-along and tag-along conditions or an IPO. There are no voting rights associated with the participating preferred equity held by Philips.

Philips is exposed to a number of reporting risks.

A risk rating is assigned for each risk identified, based on the likelihood of occurrence and the potential impact of the risk on the financial statements and related disclosures. In determining the probability that a risk will result in a misstatement of a more than inconsequential amount or of a material nature, the following factors are considered to be critical: complexity of the associated accounting activity or transaction process, history of accounting and reporting errors, likelihood of significant (contingent) liabilities arising from activities, exposure to losses, existence of a related party transaction, volume of activity and homogeneity of the individual transactions processed, and changes in accounting characteristics in the prior period compared to the period before that.

For important critical reporting risk areas identified within Philips we refer to the “Use of estimates” section in note 1, Significant accounting policies, as the Company assessed that reporting risk is closely related to the use of estimates and application of judgment.

84      Annual Report 2016

Management 6

6 Management

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

Corporate governance

A full description of the Company’s corporate governance structure is published in chapter 9, Corporate governance, of this report.

Frans van Houten

Born 1960, Dutch

Chief Executive Officer (CEO)

Chairman of the Board of Management since April 2011

Responsibilities: Chairman of the Executive Committee, Business

Transformation, Internal Audit, Quality and Regulatory, Participations

For a full résumé, click here

Abhijit Bhattacharya

Born 1961, Indian

Executive Vice President &

Chief Financial Officer (CFO)

Member of the Board of Management since December 2015

Responsibilities: Finance, Capital structure, Mergers & Acquisitions,

Investor Relations, Information Technology, Global Business Services, Participations

For a full résumé, click here

Sophie Bechu

Born 1960, French/American

Executive Vice President

Responsibilities: Chief of Operations, Order to Cash Excellence,

Procurement, Global Services, Quality and Regulatory

For a full résumé, click here

Jean Botti 1)

Born 1957, French

Executive Vice President

Responsibilities: Chief Innovation and Strategy officer, Innovation,

Strategy & Alliances, Design, Intellectual Property, Sustainability,

Medical Affairs, Innovation-to-Market Excellence

Rob Cascella

Born 1954, American

Executive Vice President

Responsibilities: Diagnosis & Treatment Businesses

For a full résumé, click here

Marnix van Ginneken

Born 1973, Dutch/American

Executive Vice President

Responsibilities: Chief Legal Officer, General Secretary, Compliance

For a full résumé, click here

Denise Haylor 2)

Born 1964, English/American

Executive Vice President

Responsibilities: Chief Human Resources Officer, Culture

For a full résumé, click here

Andy Ho

Born 1961, Chinese

Executive Vice President

Responsibilities: Greater China Market

For a full résumé, click here

Ronald de Jong 3)

Born 1967, Dutch

Executive Vice President

Responsibilities: Global Markets (all except Greater China & North

America), Government Affairs, Market-to-Order Excellence

For a full résumé, click here

Pieter Nota

Born 1964, Dutch

Executive Vice President

Member of the Board of Management since April 2011

Responsibilities: Personal Health Businesses; Chief Marketing Officer

For a full résumé, click here

Brent Shafer

Born 1957, American

Executive Vice President

Responsibilities: North American Market

For a full résumé, click here

Jeroen Tas 4)

Born 1959, Dutch

Executive Vice President

Responsibilities: Connected Care & Health Informatics Businesses

For a full résumé, click here

1)	Left Philips in February 2017 and was succeeded by Jeroen Tas.
2)	Will leave Philips in March 2017 and will be succeeded by Ronald de Jong.
3)	Will take the role of Chief Human Resources Officer in April 2017.
4)	Took the role of Chief Strategy & Innovation Officer in February 2017 and was succeeded by Carla Kriwet.

Annual Report 2016      85

Supervisory Board 7

7 Supervisory Board

The Supervisory Board supervises the policies of the executive management and the general course of affairs of Koninklijke Philips N.V. and advises the executive management thereon. The Supervisory Board, in the two-tier corporate structure under Dutch law, is a separate and independent corporate body.

The Rules of Procedure of the Supervisory Board are published on the Company’s website. For details on the activities of the Supervisory Board, see chapter 8, Supervisory Board report, of this report and section 9.2, Supervisory Board, of this report.

Jeroen van der Veer

Born 1947, Dutch 2),3)

Chairman

Chairman of the Corporate Governance and Nomination & Selection Committee

Member of the Supervisory Board since 2009; second term expires in 2017

Former Chief Executive and Non-executive Director of Royal Dutch Shell and currently Chairman of the Supervisory Board of ING Group. Member of the Supervisory Board of Concertgebouw N.V., Royal Boskalis Westminster N.V. and Statoil ASA. Also a senior advisor to Mazarine B.V.

Neelam Dhawan

Born 1959, Indian 1)

Member of the Supervisory Board since 2012; second term expires in 2020

Currently Vice President - Asia Pacific & Japan - Global Industries and Strategic Alliances Hewlett Packard Enterprise.

Orit Gadiesh

Born 1951, Israeli/American 1)

Member of the Supervisory Board since 2014; first term expires in 2018

Currently Chairman of Bain & Company and Member of the Foundation Board of the World Economic Forum (WEF). Also serves on the Supervisory Board of Renova AG and is a member of the United States Council of Foreign Relations.

Christine Poon

Born 1952, American 2),3),4)

Vice-chairman and Secretary

Chairman of the Quality & Regulatory Committee Member of the Supervisory Board since 2009; second term expires in 2017

Former Vice-Chairman of Johnson & Johnson’s Board of Directors and Worldwide Chairman of the Pharmaceuticals Group and former dean of Ohio State University’s Fisher College of Business. Currently member of the Board of Directors of Prudential and Regeneron and Sherwin Williams.

Heino von Prondzynski

Born 1949, German/Swiss 2),3),4)

Chairman of the Remuneration Committee Member of the Supervisory Board since 2007; third term expires in 2019

Former member of the Corporate Executive Committee of the F. Hofmann-La Roche Group and former CEO of Roche Diagnostics. Currently Chairman of the Supervisory Board of Epigenomics AG, member of the Supervisory Board of HTL Strefa and Lead Director of Quotient Ltd.

David Pyott

Born 1953, British 1),4)

Member of the Supervisory Board since 2015; first term expires in 2019

Former Chairman and Chief Executive Officer of Allergan, Inc. (since 2001 and 1998, respectively, until 2015). Currently Director of Avery Dennison Corporation and its Lead Independent Director (since 1999 and 2010, respectively). Member of the Board of Directors of Alnylam Pharmaceuticals Inc., of BioMarin Pharmaceutical Inc. and of privately-held Rani Therapeutics, an InCube Labs company. Also member of the Governing Board of the London Business School, President of the International Council of Ophthalmology Foundation and member of the Advisory Board of the Foundation of the American Academy of Ophthalmology.

Jackson Tai

Born 1950, American 1),4)

Chairman of Audit Committee

Member of the Supervisory Board since 2011; second term expires in 2019

Former Vice-Chairman and CEO of DBS Group and DBS Bank Ltd and former Managing Director at J.P. Morgan &Co. Incorporated. Currently a member of the Boards of Directors of Eli Lilly and Company HSBC Holdings PLC and MasterCard. Also Non-Executive Director of privately-held Russell Reynolds Associates and Canada Pension Plan Investment Board.

1)	member of the Audit Committee
2)	member of the Remuneration Committee
3)	member of the Corporate Governance and Nomination & Selection Committee
4)	member of the Quality & Regulatory Committee

86      Annual Report 2016

Supervisory Board report 8

8 Supervisory Board report

Introduction

We as members of the Supervisory Board are fully committed to our role and responsibility in respect of the proper functioning of the corporate governance of Philips. The Supervisory Board supervises and advises the Board of Management and Executive Committee in performing their management tasks and setting the direction of the business of the Philips Group. The Supervisory Board acts, and we as individual members of the Board act, in the interests of Koninklijke Philips N.V., its business and all its stakeholders. This report includes a more specific description of the Supervisory Board’s activities during the financial year 2016 and other relevant information on its functioning.

Activities of the Supervisory Board

The overview below indicates a number of matters that we reviewed and/or discussed during meetings throughout 2016:

•	The performance of the Philips Group and its underlying businesses and financial headroom;

•

The strategic options for Philips Lighting, including a proposed sale and, as pursued and completed in May 2016, the initial public offering of shares in Philips Lighting. The Supervisory Board also reviewed potential scenarios for the envisaged sell-down of the remaining stake in Philips Lighting;

•	The strategic priorities for Philips to improve business performance and capture higher growth in the health technology market;

•	Philips’ annual management commitment and annual operating plan for 2017;

•	Capital allocation, including the M&A framework, the dividend policy and the share buyback program (which was completed in October 2016);

•

Quality and regulatory systems and processes, including the remedial efforts in Cleveland and other sites. Please also refer to the description of the activities of the Quality & Regulatory Committee given later in this Supervisory Board report;

•

Significant mergers, acquisitions and divestments, including the announcement (in December 2016) of the agreement to sell an 80.1% interest in the combined Lumileds and Automotive business to certain funds managed by affiliates of Apollo Global Management, LLC; which transaction is expected to be completed in the first half 2017 (subject to customary closing conditions);

•	Philips brand, including the brand performance, brand strategy, communication strategy and engagement strategy;

•

Enterprise risk management, which included an annual risk assessment and discussion of the changing nature of the risks faced by Philips and the possible impact of such risks. Such risks included the impact of negative market conditions, disruptive competition, information security (including product security), ineffective transition to new business models and quality & regulatory non-compliance;

•	Changes in the composition of the Executive Committee;

•	Significant civil litigation claims and public investigations against or into Philips; and

•	A review of Philips’ new five-year sustainability program that will run throughout 2016-2020, and includes targets for Philips’ solutions, operations and supply chain.

The Supervisory Board conducted “deep dives” on a range of topics including:

•	Long-term strategic partnerships, covering the internal governance, risk dynamics and profitability of long-term strategic partnerships; and

•	Strategic priorities of Philips in health technology, including definitive diagnosis and guided therapy.

The Supervisory Board also reviewed Philips’ annual and interim financial statements, including non-financial information, prior to publication thereof.

Supervisory Board meetings and attendance

In 2016, the Supervisory Board convened for eight regular meetings and two extraordinary meetings. Moreover, we collectively and individually interacted with members of the Executive Committee and with senior management outside the formal Supervisory Board meetings. The Chairman of the Supervisory Board and the CEO met regularly for bilateral discussions about the progress of the Company on a variety of matters. The Supervisory Board also held bilateral meetings with several members of the Executive Committee to discuss a variety of topics.

The Supervisory Board meetings were well attended in 2016. The attendance level at these meetings including the committee meetings - was again high (in excess of 95%). The Supervisory Board visited the Company’s site in Cambridge, the United States, and toured its Innovation Labs, to view demonstrations of its innovations in the health technology market and meet with employees. The Supervisory Board also visited the Company’s Research & Design facility in Eindhoven, the Netherlands, and met with researchers. The committees of the Supervisory Board also convened regularly (see the separate reports of the committees below) and all of the committees regularly reported back on their activities to the full Supervisory Board. In addition to the formal meetings of the Board and its Committees, the Board members also held private meetings. We, as members of the Board devoted

Annual Report 2016      87

Supervisory Board report 8

sufficient time to engage (proactively if the circumstances so required) in our supervisory responsibilities.

Composition, diversity and self-evaluation by the Supervisory Board

The Supervisory Board is a separate corporate body that is independent of the Board of Management (and the Executive Committee). Its independence is also reflected in the requirement that a member of the Supervisory Board cannot be a member of the Board of Management, a member of the Executive Committee or an employee of Philips. The Supervisory Board furthermore considers all its members to be independent pursuant to the Dutch Corporate Governance Code. We will continue to pay close attention to applicable independence criteria.

The Supervisory Board currently consists of seven members.

In 2016, there were a number of changes to the membership of the Board. The term of appointment of Ewald Kist expired at the end of the Annual General Meeting held on 12 May 2016, after he had served three consecutive terms on the Board. We are grateful to Ewald for his years of service, which included him being Chairman of the Audit Committee, and for his dedication and the wisdom that he brought to the Supervisory Board’s discussions and decisions. As of 31 May 2016, Kees van Lede resigned from the Supervisory Board of Philips to become a Supervisory Board member of Philips Lighting. Kees joined our Board in 2003 and served as member of the Audit Committee and as Chairman to the Remuneration Committee and the Separation Committee. We would like to thank Kees for his valuable contributions as a member of the Supervisory Board.

In 2016, Neelam Dhawan was reappointed as a member of the Supervisory Board.

The agenda for the upcoming 2017 Annual General Meeting of Shareholders will include proposals to reappoint Jeroen van der Veer and Christine Poon as members of the Supervisory Board, each for an additional term of four years.

The profile of the Supervisory Board aims for an appropriate combination of knowledge and experience among its members, encompassing marketing, manufacturing, technology, financial, economic, social, quality & regulatory and legal aspects of international business, government and public administration in relation to the global and multi- product character of Philips’ businesses. The Supervisory Board attaches great value to diversity in its composition. More specifically, it aims to have members with both European and non-European backgrounds (nationality, working experience or otherwise) and one or more members who have held an executive or similar position in business or society.

In addition, we support Philips’ policy to appoint a well-balanced mix of women and men to its Board of Management, Executive Committee and Supervisory Board, including the policy of having at least 30% of the seats on the Board of Management and the Supervisory Board held by women and at least 30% of the seats held by men. Currently, the Supervisory Board’s gender diversity is within these criteria. We note that there may be various pragmatic reasons – such as other relevant selection criteria and the availability of suitable candidates – that could play a role in the achievement of our diversity targets.

In 2016, the members of the Supervisory Board again each completed a questionnaire to verify compliance with the applicable corporate governance rules and its own Rules of Procedure. The outcome of this survey was satisfactory.

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

The responses to the questionnaire were aggregated into a report, which was discussed by the Supervisory Board in a private meeting. Certain areas were identified that could be improved and it was decided that the Chairman would follow up with individual members to address specific issues. This resulted in a number of suggestions to improve the quality of the discussion in Board meetings, which will be implemented in 2017. Members of the Supervisory Board had a “one-to-one” discussion with the Chairman, and the Chairman was evaluated by the Vice-Chairman. The responses provided by the Supervisory Board members indicated that the Board continues to be a well-functioning team and we believe a diversity of experience and skills is represented on the Board. The Board has spent time throughout 2016 considering its composition and it will continue to devote attention to this topic during 2017. The functioning of the Supervisory Board committees was considered to be commendable and specific feedback was addressed by the Chairman of each committee with its members.

The use of an external evaluator to measure the functioning of the Supervisory Board may be considered in the future.

Supervisory Board committees

The Supervisory Board has assigned certain of its tasks to the three long-standing committees, also referred to in the Dutch Corporate Governance Code: the Corporate Governance and Nomination & Selection

88      Annual Report 2016

Supervisory Board report 8

Committee, the Remuneration Committee and the Audit Committee. In 2015, the Supervisory Board also established the Quality & Regulatory Committee. The separate reports of these committees are part of this Supervisory Board report and are published below.

The function of all of the Board’s committees is to prepare the decision-making of the full Supervisory Board, and the committees currently have no independent or assigned powers. The full Board retains overall responsibility for the activities of its committees.

Separation Committee

In 2015, the Supervisory Board additionally established the Separation Committee, following the decision to separate the Lighting business from the Company. In January 2016, the Separation Committee met on one occasion and conducted a final review of the separation process, focusing on the status of the separation across all Lighting businesses and Markets, and the separation of items including intellectual property, information technology infrastructure, real estate and legacy liabilities. The Separation Committee was abolished following the establishment of a stand-alone structure within the Philips Group effective February 1, 2016 (which was followed by the initial public offering of shares in Philips Lighting in May 2016).

Supervisory Board remuneration

The agenda for the upcoming 2017 Annual General Meeting of Shareholders will include a proposal to increase the Annual Fixed Fee level and Committee Meeting Fees of the Supervisory Board. The agenda will also include a proposal to amend the Remuneration Policy and LTI Plan for the Board of Management. See the section 8.2, Report of the Remuneration Committee, of this report.

Financial Statements 2016

The financial statements of the company for 2016, as presented by the Board of Management, have been audited by Ernst & Young Accountants LLP, the independent external auditor appointed by the General Meeting of Shareholders. Its reports have been included in section 11.5, Independent auditor’s report, of this report. We have approved these financial statements, and all individual members of the Supervisory Board (together with the members of the Board of Management) have signed these documents.

We recommend to shareholders that they adopt the 2016 financial statements. We likewise recommend to shareholders that they adopt the proposal of the Board of Management to make a distribution of EUR 0.80 per common share (up to EUR 745 million), in cash or in shares at the option of the shareholder, against the net income for 2016.

Finally, we would like to express our thanks to the members of the Executive Committee and all other employees for their continued contribution during the year.

February 21, 2017

The Supervisory Board

Jeroen van der Veer

Christine Poon

Neelam Dhawan

Orit Gadiesh

David Pyott

Heino von Prondzynski

Jackson Tai

Further information

To gain a better understanding of the responsibilities of the Supervisory Board and the internal regulations and procedures governing its functioning and that of its committees, please refer to chapter 9, Corporate governance, of this report and to the following documents published on the Company’s website:

•	Articles of Association

•	Rules of Procedure Supervisory Board, including the Charters of the Board committees

•	Rules of Conduct with respect to Inside Information

Changes and re-appointments Supervisory Board and committees 2016

•	Neelam Dhawan was re-appointed as member of the Supervisory Board.

•	Ewald Kist and Kees van Lede resigned as members of the Supervisory Board.

Proposed re-appointments Supervisory Board 2017

•	It is proposed to re-appoint Jeroen van der Veer and Christine Poon as members of the Supervisory Board.

8.1 Report of the Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee is chaired by Jeroen van der Veer and its other members are Christine Poon and Heino von Prondzynski. The Committee is responsible for the review of selection criteria and appointment procedures for the Board of Management, the Executive Committee, certain other key management positions, as well as the Supervisory Board.

In 2016, the Committee met four times and devoted time on the appointment or reappointment of candidates to fill current and future vacancies on the Supervisory Board, Board of Management and

Annual Report 2016      89

Supervisory Board report 8.1

Executive Committee. Following those consultations it prepared decisions and advised the Supervisory Board on candidates for appointment.

This resulted in the proposal to re-appointment, at the upcoming 2017 Annual General Meeting of Shareholders, Jeroen van der Veer and Christine Poon as members of the Supervisory Board.

This also resulted in the appointment of Sophie Bechu as Chief Operations in September 2016.

The Committee reviewed the implications of the separation of the Company into two companies for governance, succession and talent development. This resulted in Jeroen Tas and Rob Cascella joining the Executive Committee as leaders for the Connected Care & Health Informatics businesses and Diagnosis & Treatment businesses, respectively, as of 1 July 2016. As per the same date, Brent Shafer and Andy Ho joined the Executive Committee as Market Leaders North America and China, respectively.

Eric Rondolat left the Executive Committee in view of the listing of Philips Lighting.

Early 2017, there were a number of changes in the Executive Committee that the Committee discussed. Jeroen Tas was appointed as Chief Innovation & Strategy Officer, replacing Jean Botti, who left Philips. Carla Kriwet joined the Executive Committee as Chief Business Leader of Connected Care & Health Informatics, succeeding Jeroen Tas in that role. The Committee further discussed the appointment of Ronald de Jong as Chief Human Resources Officer following the decision by Denise Haylor to leave Philips in March 2017.

As indicated in its report above, the Supervisory Board believes it is making good progress in implementing a policy of gender diversity. The Committee strives to continue this trend and give appropriate weight to the diversity policy in the nomination and appointment process for future vacancies, while taking into account the overall profile and selection criteria for the appointments of suitable candidates to the Supervisory Board, Board of Management and Executive Committee.

Under its responsibility for the selection criteria and appointment procedures for Philips’ senior management, the Committee reviewed the succession plans for the top 70 positions and emergency candidates for key roles in the Company.

With respect to corporate governance matters, the Committee discussed relevant developments and legislative changes. The Committee discussed the revised EU Market Abuse Regulation, the EU Directive and Regulation on audits of annual accounts and the revised EU Transparency Directive. The revised Dutch Corporate Governance code, which will come into effect for the financial year 2017, was also discussed in the Committee.

8.2 Report of the Remuneration Committee

Introduction

The Remuneration Committee is chaired by Heino von Prondzynski. Its other members are Jeroen van der Veer and Christine Poon. The Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee. In performing its duties and responsibilities the Remuneration Committee is assisted by an external consultant and in-house remuneration expert acting on the basis of a protocol which ensures that he acts on the instructions of the Remuneration Committee. Currently, no member of the Remuneration Committee is a member of the management board of another listed company. In line with applicable statutory and other regulations, this report focuses on the terms of engagement and remuneration of the members of the Board of Management. The Committee met seven times in 2016.

8.2.1 Remuneration policy

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

The performance targets for the members of the Board of Management are determined annually at the beginning of the year. The Supervisory Board determines whether performance conditions have been met and can adjust the payout of the annual cash incentive and the long-term incentive grant upward or downward if the predetermined performance criteria were to produce an inappropriate result in extraordinary circumstances. The authority for such adjustments exists on the basis of contractual ultimum-remedium and claw-back clauses. In addition, pursuant to Dutch legislation effective January 1, 2014, incentives may, under certain circumstances, be amended or

90      Annual Report 2016

Supervisory Board report 8.2.1

clawed back pursuant to statutory powers. For more information please refer to chapter 9, Corporate governance, of this report. Further information on the performance targets is given in the chapters on the Annual Incentive (see sub-section 8.2.6, 2016 Annual Incentive, of this report) and the Long-Term Incentive Plan (see sub-section 8.2.7, 2016 Long-Term Incentive Plan, of this report) respectively.

Key features of our Board of Management Compensation Program

The list below highlights Philips’ approach to remuneration, in particular taking into account Corporate Governance practices in the Netherlands.

What we do

•	We pay for performance

•	We conduct scenario analyses

•	We have robust stock ownership guidelines

•	We have claw-back policies incorporated into our incentive plans

•	We have a simple and transparent remuneration structure in place

What we do not do

•	We do not pay dividend equivalents on stock options, or restricted share units and performance share units that do not vest

•	We do not offer executive contracts with longer than 12 months’ separation payments

•	We do not have a remuneration policy in place that encourages our Board of Management to take any inappropriate risks or to act in their own interests

•	We do not reward failing members of the Board of Management upon termination of contract

•	We do not grant loans or give guarantees to members of the Board of Management

8.2.2 Contracts for the provision of services

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

Share ownership

Simultaneously with the introduction of the current Long-Term Incentive Plan (LTI) in 2013, the guideline for members of the Board of Management to hold a certain number of shares in the Company was increased to the level of at least 200% of annual base compensation (300% for the CEO). Until this level has been reached the members of the Board of Management are required to retain all after-tax shares derived from any long-term incentive plan.

Both Frans van Houten and Pieter Nota have reached the required share ownership level. Abhijit Bhattacharya is at 96% of his target (i.e., 192% of annual base compensation).

8.2.3 Scenario analysis

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

8.2.4 Remuneration costs

The following table gives an overview of the costs incurred by the Company in the financial year in relation to the remuneration of the Board of Management. Costs related to performance shares and restricted share right grants are taken by the Company over a number of years. As a consequence, the costs mentioned below in the performance shares and restricted share rights columns are the accounting cost of multi-year Long-Term Incentive grants given to members of the Board of Management.

Annual Report 2016      91

Supervisory Board report 8.2.4

Philips Group

Remuneration Board of Management1) in EUR

2016

		Costs in the year

	annual base compensation2)	base compensation	realized annual incentive	performance shares	restricted share rights	pension allowances	pension scheme costs	other compensation

F.A. van Houten	1,205,000	1,197,500	1,354,227	1,423,538	12,041	536,195	24,838	126,703
A. Bhattacharya	650,000	650,000	540,072	362,758	3,341	201,524	24,838	73,642
P.A.J. Nota	710,000	702,500	619,745	683,101	9,251	277,649	24,838	56,558

		2,550,000	2,514,044	2,469,397	24,633	1,015,368	74,514	256,903

1)	Reference date for board membership is December 31, 2016
2)	Base compensation as of April 1, 2016

For further details on the pension allowances and pension costs see sub-section 8.2.8, Pensions, of this report.

8.2.5 Annual base compensation

The annual compensation of the members of the Board of Management has been reviewed in April 2016 as part of the regular remuneration review. The annual compensation of Frans van Houten has been increased per April 1, 2016, from EUR 1,175,000 to EUR 1,205,000. The annual compensation of Pieter Nota has been increased from EUR 680,000 to EUR 710,000.

Both increases were made to move base compensation levels closer to market levels. The annual compensation of the CFO, Abhijit Bhattacharya, remained unchanged at EUR 650,000, given his appointment as CFO on December 18, 2015.

8.2.6 2016 Annual Incentive

Each year, a variable cash incentive (Annual Incentive) can be earned, based on the achievement of specific and challenging targets. The Annual Incentive criteria are made up for 80% of the financial indicators of the Company and for 20% of the team targets comprising, among others, targets as part of our sustainability program.

The on-target Annual Incentive percentage in 2016 is set at 80% of the annual base compensation for the CEO and at 60% of the annual base compensation for other members of the Board of Management. The maximum Annual Incentive achievable is 160% of the annual base compensation for the CEO and 120% of the annual base compensation for members of the Board of Management.

To support the performance culture, the financial targets we set are at Group level for Frans van Houten and Abhijit Bhattacharya and a combination of Group and business level for Pieter Nota. The 2016 payouts, shown in the table below, reflect the above target performance of all three metrics (i.e., Comparable sales growth1), Adjusted income from operations1) and cash flow based) at Group and business levels that apply to Board of Management.

Philips Group

Annual Incentive realization in EUR

2016 (payout in 2017)

	realized annual incentive	as a % of base compensation (2016)

F.A. van Houten	1,354,227	112.4%
A. Bhattacharya	540,072	83.1%
P.A.J. Nota	619,745	87.3%

8.2.7 2016 Long-Term Incentive Plan

Grants made to Board of Management under the 2016 LTI Plan consist of performance shares only.

Grant size

The annual grant size is set by reference to a multiple of base compensation. For the CEO the annual grant size in 2016 is set at 120% of base compensation and for the other members of the Board of Management at 100% of base compensation. The actual number of performance shares to be awarded is determined by reference to the average of the closing price of the Philips share on the day of publication of the first quarterly results and the four subsequent dealing days.

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

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

92      Annual Report 2016

Supervisory Board report 8.2.7

The following performance-incentive zone applies for EPS:

Philips Group

Performance-incentive zone for EPS in %

	Below threshold	Threshold	Target	Maximum

Payout	0	40	100	200

The EPS targets are set annually by the Supervisory Board. Given that these targets are considered to be company sensitive, disclosure will take place retrospectively at the end of the performance period. EPS targets and the achieved performance are published in the Annual Report after the relevant performance period. For realization of the 2014 grant, see the table on vesting 2014 awards at the end of this section.

TSR

Medtronic acquired Covidien on January 26, 2015 and following this Covidien was excluded from the 2016 peer group. As a result, the TSR peer group for the 2016 LTI Plan consists of the following 20 companies:

Philips Group

TSR peer group

ABB	Honeywell Int.	Procter & Gamble
Danaher	Johnson Controls	Schneider Electric
Eaton	Johnson & Johnson	Siemens
Electrolux	Legrand	Smiths Group
Emerson Electric	LG Electronics	Toshiba
General Electric	Medtronic	3M
Hitachi	Panasonic

A ranking approach to TSR applies with Philips itself excluded from the peer group to permit interpolation.

Following Johnson Controls merger with Tyco International in September 2016, the Supervisory Board adopted the approach of recognizing Johnson Controls performance through the merger date and as a proxy for future performance assumed reinvestment in an index of the remaining 19 peer companies.

The performance incentive-zone is outlined in the table below:

Philips Group

Performance-incentive zone for TSR in %

Position	≥20 -13	≥12	≥11	≥10	≥9	≥8	≥7	≥6 -1

Payout	0	60	80	120	140	160	180	200

Under the LTI Plan members of the Board of Management were granted 115,047 performance shares in 2016.

The following tables provide an overview at end December 2016 of stock option grants and performance share grants. The reference date for board membership is December 31, 2016.

Annual Report 2016      93

Supervisory Board report 8.2.7

Philips Group

Stock options

	grant date		number of stock options	value at grant date1)	end of lock-up period	value at end of lock- up period1)

F.A. van Houten	2013	2)	55,000	242,534	2016	167,178
P.A.J. Nota	2013	2)	38,500	169,773	2016	117,025

1)     Value based on Black & Scholes value

2)      Accelerate! Grant

Philips Group

Performance shares1)

	grant date	number of performance shares originally granted	value at grant date	end of vesting period	number of performance shares vested in 2016	value at vesting date in 2016

F.A. van Houten	2013	62,559	1,320,000	2016	53,175	1,263,438
	2014	59,075	1,380,000	2017	n.a.	n.a.
	2015	54,877	1,410,000	2018	n.a.	n.a.
	2016	59,287	1,446,000	2019	n.a.	n.a.
A. Bhattacharya	2013	11,848	250,000	2016	10,071	239,287
	2014	10,702	250,000	2017	n.a.	n.a.
	2015	11,676	300,000	2018	n.a.	n.a.
	2016	26,650	650,000	2019	n.a.	n.a.
P.A.J. Nota	2013	29,621	625,000	2016	25,178	598,229
	2014	27,825	650,000	2017	n.a.	n.a.
	2015	26,465	680,000	2018	n.a.	n.a.
	2016	29,110	710,000	2019	n.a.	n.a.

1)    Dividend performance shares not included

For more details of the LTI Plan see note 27, Share-based compensation.

Realization of 2014 performance share grant

The 3-year performance period of the 2014 performance share grant ended on December 31, 2016. The payout results are explained below.

TSR (50% weighting)

On January 26, 2015, Medtronic completed the acquisition of Covidien. To address the delisting of Covidien the Supervisory Board adopted the approach of recognizing Covidien’s performance through the delisting date and as a proxy for future performance, assumed reinvestment in an index of the remaining 20 peer companies, therefore, effectively a peer group of 21 companies.

The TSR achieved by Philips during the performance period was 18.66% This positioned Philips between the 10th and 11th ranked company in the peer group shown in the table below, resulting in an achievement of 105.8%.

TSR results Philips LTI Plan 2014 grants Koninklijke Philips:

18.66%

Total Shareholder Return ranking per December 31, 2016
Start date: December 2013
End date: December 2016

Company	total return	rank number

Covidien	77.27%	1
Electrolux	48.10%	2
Medtronic	46.91%	3
3M	46.21%	4
Danaher	43.80%	5
Honeywell International	38.51%	6
Legrand	38.21%	7
Johnson & Johnson	36.39%	8
Siemens	27.42%	9
General Electric	27.33%	10

Procter & Gamble	15.15%	11
Smiths Group	13.24%	12
Schneider Electric	12.37%	13
Panasonic	11.13%	14
ABB	5.90%	15
Johnson Controls	3.18%	16
Eaton	1.85%	17
Toshiba	(5.74)%	18
Emerson Electric	(11.02)%	19
Hitachi	(12.33)%	20
LG Electronics	(27.91)%	21

94      Annual Report 2016

Supervisory Board report 8.2.7

Adjusted EPS growth (50% weighting)

The EPS payouts and targets set at the beginning of the performance period were as follows:

	below
	threshold	threshold	target	maximum

EPS (euro)	<1.45	1.45	1.62	≥1.90
Payout	0%	40%	100%	200%

EPS is based on the underlying income from continuing operations attributable to shareholders, as included in the Annual Report, adjusted for changes in accounting principles. Furthermore, the Supervisory Board has also deemed it appropriate to make adjustments relating to certain other items that were not contemplated when the targets were set in 2014. These relate to the profit and loss impact of acquisitions and discontinued operations, impairments and restructuring costs, bond redemption fees, and impact of foreign exchange variations versus plan. In addition, we have added back the non-controlling interests related to Philips Lighting since contributions from this business were included in the original EPS targets.

The resulting EPS achievement was determined by the Supervisory Board as 107.1%.

In view of the above, the following performance achievement and vesting levels have been determined by the Supervisory Board in respect of the 2014 grant of performance shares:

metric	achievement	weighting	vesting level

TSR	105.8%	50%	52.9%
EPS	107.1%	50%	53.6%
total			106.5%

8.2.8 Pensions

Effective January 1, 2015 pension plans which allow pension accrual based on a pensionable salary exceeding an amount in 2016 of EUR 101,519 are, for fiscal purposes, considered to be non-qualifying schemes. For this reason the Executive Pension Plan in the Netherlands has been terminated.

The following pension arrangement is in place for the current members of the Board of Management working under a Dutch contract:

•

Flex Pension Plan in the Netherlands, which is a Collective Defined Contribution plan with a fixed contribution of 26.2% up to the maximum pensionable salary of EUR 101,519. The Flex Plan has a target retirement age of 67 and a target accrual rate of 1.85%;

•	A gross Pension Allowance equal to 25% of the base compensation exceeding EUR 101,519;

•

A temporary gross Transition Allowance, for a maximum period of 8 years (first 5 years in full; year 6: 75%; year 7: 50%, year 8: 25%) for members of the Board who were participants of the former Executive Pension Plan. The level of the allowance is based on the age and salary of the Board member on December 31, 2014.

The total pension cost of the Company related to this new pension arrangement (including the temporary Transition Allowance) is at a comparable level over a period of time to the pension cost under the former Executive Pension Plan.

8.2.9 Additional arrangements

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

8.2.10 Remuneration of the Supervisory Board

A revised remuneration structure for Supervisory Board members was approved at the 2015 General Shareholders’ meeting. The table below provides an overview of the current remuneration structure.

Annual Report 2016      95

Supervisory Board report 8.2.10

Philips Group

Remuneration Supervisory Board1) in EUR

2016

	Chairman	Vice Chairman	Member

Supervisory Board	135,000	90,000	80,000

Audit Committee	22,500	n.a.	13,000

Remuneration Committee	15,000	n.a.	10,000

Corporate Governance and Nomination & Selection Committee	15,000	n.a.	7,500

Quality & Regulatory Committee	15,000	n.a.	10,000

Attendance fee per inter-European trip	2,500	2,500	2,500

Attendance fee per intercontinental trip	5,000	5,000	5,000

Entitlement to Philips product arrangement	2,000	2,000	2,000

1)  For more details, see note 28, Information on remuneration

8.2.11 Year 2017

2017 is the first full year as a Company focused on HealthTech opportunities. Subject to appropriate approvals we will implement changes to our Remuneration Policy, Long-Term Incentive Plans, and Supervisory Board fee structures that are more closely aligned to our key business and talent competitors.

8.3 Report of the Audit Committee

The Audit Committee is chaired by Jackson Tai, and its other members are Neelam Dhawan, Orit Gadiesh and David Pyott. Jeroen van der Veer also regularly participated in Audit Committee meetings. The Committee assists the Supervisory Board in fulfilling its supervisory responsibilities for, among other things, ensuring the integrity of the Company’s financial statements and reviewing the Company’s internal controls.

The Audit Committee met six times during 2016, including an education session, and reported its findings to the plenary Supervisory Board. The CEO, the CFO, the Chief Legal Officer, the Head of Internal Audit, the Group Chief Accountant and the external auditor (Ernst & Young Accountants LLP) attended all regular meetings.

As decided by the 2015 Annual General Meeting of Shareholders, Ernst & Young Accountants LLP were appointed as the company’s new external auditor effective January 1, 2016. Ernst & Young Accountants LLP and the previous external accountant, KMPG Accountants N.V., each reported that the transition between auditors has been completed successfully and without any interruption.

Furthermore, for each meeting, the Committee met separately with each of the CEO, the CFO, the Chief Legal Officer, the Head of Internal Audit and the external auditor. In addition, the Audit Committee chair met one-on-one with the Group Treasurer, the Group Chief Accountant, the Head of Legal Compliance and the Chief Information Security Officer prior to each Committee meeting.

The overview below indicates some of the matters that were discussed during meetings throughout 2016:

•

The Company’s 2016 annual and interim financial statements, including non-financial information, prior to publication thereof. The Committee also assessed in its quarterly meetings the adequacy and appropriateness of internal control policies and internal audit programs and their findings.

•

Matters relating to accounting policies, financial risks and compliance with accounting standards. Compliance with statutory and legal requirements and regulations, particularly in the financial domain, was also reviewed. Important findings, Philips’ major areas of risk (including the internal auditor’s reporting thereon, and the Chief Legal Officer’s review of litigation and other claims) and follow-up actions and appropriate measures were examined thoroughly. Each quarter, the Committee reviewed the Company’s cash flow generation, liquidity and headroom, capital structure throughout the year and the implications for the Company’s credit ratings and its ability to undertake its financial commitments, including the Company’s share repurchase program, dividend policy, payment of dividends, as well as implications of contemplated restructurings, dispositions and acquisitions. The Committee also reviewed the goodwill impairment test performed in the second and fourth quarter, risk management, information security, the commercial policy, legal compliance and developments in regulatory investigations as well as legal proceedings including antitrust investigations and related provisions.

•	Specific finance topics included Philips Capital, including its target portfolio risk profile, the progress in the pension de-risking plan and the Company’s debt financing strategy.

•	The Committee reviewed information security, including targeted end state, situation readiness and capabilities within the team, and timetable to achieve the end state.

•

With regard to the internal audit, the Committee reviewed and, if required, approved the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, as well as the staffing, independence and organizational structure of the internal audit function. The separation of the audit function for Royal Philips and Philips Lighting, including staffing capabilities and its management succession, was also discussed.

•

With regard to the external audit, the Committee reviewed the proposed audit scope, approach and fees, the independence of the external auditor, non-audit services provided by the external auditor in conformity with the Philips Auditor Policy, as well as any changes to this policy. The Committee also reviewed the key audit matters, focusing on revenue

96      Annual Report 2016

Supervisory Board report 8.3

recognition, Company separation, valuation of goodwill, taxes, contingent liabilities and accounting for Discontinued operations.

•

The Committee reviewed the independence as well as the professional fitness and good standing of the external auditor and its engagement partners. For information on the fees of Group auditor, please refer to the table ‘Fees’ in note 6, Income from operations.

•

The Committee convened an education session on compliance, examining changes in regulatory requirements and heighten expectations. The session was led by the Head of Legal Compliance and Chief Legal Officer.

•

The Company’s policy on business controls, legal compliance and the General Business Principles (including the deployment thereof). The Committee was informed on, and discussed and monitored closely the Company’s internal control certification processes, in particular compliance with section 404 of the US Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls. It also discussed on a regular basis the developments in and findings resulting from investigations into alleged violations of the General Business Principles and, if required, any measures taken.

During each Audit Committee meeting, the Committee reviewed the report from the external auditor in which the auditor set forth its findings and attention points during the relevant period. The Committee also assessed the overall performance of the external auditor, as required by the Auditor Policy. The Committee also reviewed its own Charter and concluded that it was satisfactory.

8.4 Report of the Quality & Regulatory Committee

The Supervisory Board established the Quality and Regulatory Committee in 2015 in view of the continued relevance of the quality of the Company’s products, systems, services, and software and the development, testing, manufacturing, marketing, and servicing thereof, and regulatory requirements relating thereto. The Q&R Committee assists the Supervisory Board in fulfilling its oversight responsibilities in this area whilst recognizing that the Audit Committee assists the Supervisory Board in the oversight of other areas of regulatory, compliance, and legal matters. Its members are Heino von Prondzynski, David Pyott and Jackson Tai, and it is chaired by Christine Poon.

The Q&R Committee met five times in 2016. The overview below indicates some of the matters that were discussed during meetings throughout 2016:

•

The culture of quality and measures taken to enhance the quality culture and awareness in the Company through inter alia communication by senior management, mandatory quality awareness trainings and quality-specific target-setting in people performance management;

•

Quality and regulatory dashboards, which display key performance indicators for business groups and markets, the status of ongoing internal and external audits, and any remediation actions underway or completed;

•	Product quality, including a review of the internal assessment that was conducted on product quality and supply base improvements;

•	Regulatory developments, covering (amongst others) changes in healthcare regulations in the US, EU, and China;

•	The standardization of the Quality System across Philips which will lead to consistently robust quality and compliance;

•	Deployment of performance management that provides a framework for continuous improvement; and

•	Talent development and adequacy of resources for the Quality and Regulatory team in order to provide a platform for continued growth and stability.

Members of the Q&R Committee also visited the Andover and San Diego sites in the United States and reviewed their quality systems.

Annual Report 2016      97

Corporate governance 9

9 Corporate governance

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

In this report, the Company addresses its overall corporate governance structure and states to what extent and how it applies the principles and best practice provisions of the Dutch Corporate Governance Code (of December 10, 2008; the ‘Dutch Corporate Governance Code’). On December 8, 2016, a revised Code was published, which will apply in respect of the financial year 2017. This report also includes the information which the Company is required to disclose pursuant to the Dutch governmental Decree on Article 10 Takeover Directive and the governmental Decree on Corporate Governance. Deviations from aspects of the corporate governance structure of the Company, when deemed necessary in the interests of the Company, will be disclosed in the Annual Report. Substantial changes in the Company’s corporate governance structure and in the Company’s compliance with the Dutch Corporate Governance Code, if any, will be submitted to the General Meeting of Shareholders for discussion under a separate agenda item. The Supervisory Board and the Board of Management, which are responsible for the corporate governance structure of the Company, are of the opinion that the principles and best practice provisions of the Dutch Corporate Governance Code that are addressed to the Board of Management and the Supervisory Board, interpreted and implemented in line with the best practices followed by the Company, are being applied.

98      Annual Report 2016

Corporate governance 9.1

9.1 Board of Management and Executive Committee

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

Members of the Board of Management and the CEO are appointed for a term of four years, it being understood that this term expires at the end of the General Meeting of Shareholders to be held in the fourth year after the year of their appointment. Reappointment is possible for consecutive terms of four years or, if applicable, until a later retirement date or other contractual termination date in the fourth year, unless the General Meeting of Shareholders resolves otherwise. Members may be suspended by the Supervisory Board and by the General Meeting of Shareholders and dismissed by the latter. Individual data on the members of the Board of Management and Executive Committee are published in chapter 6, Management, of this report.

The other members of the Executive Committee are appointed, suspended and dismissed by the CEO, subject to approval by the Supervisory Board.

The acceptance by a member of the Board of Management of a position as a member of a supervisory board or a position of non-executive director in a one-tier board (Non-Executive Directorship) at another company requires the approval of the Supervisory Board. The Supervisory Board is required to be notified of other important positions (to be) held by a member of the Board of Management. Under the Dutch Corporate Governance Code, no member of the Board of Management shall hold more than two Non-Executive Directorships at listed companies, or serves as chairman of a supervisory board or one-tier board, other than of a Group company or participating interest of the Company. Dutch legislation provides for further limitations on the Non-Executive Directorships. No member of the Board of Management shall hold more than two Non-Executive Directorships at ‘large’ companies (naamloze

Annual Report 2016      99

Corporate governance 9.1

vennootschappen or besloten vennootschappen) or ‘large’ foundations (stichtingen) as defined under Dutch law and no member of the Board of Management shall hold the position of chairman of another one-tier board or the position of chairman of another supervisory board. In order for a company or foundation to be regarded as large, it must meet at least two of the following criteria: (i) the value of the assets according to the balance sheet with explanatory notes, considering the acquisition or manufacturing price, exceeds EUR 20 million; (ii) the net turnover exceeds EUR 40 million; or (iii) the average number of employees equals or exceeds 250. During the financial year 2016 all members of the Board of Management complied with the limitations on Non- Executive Directorships described above.

Since 2013, Dutch legislation on board diversity provided that the Company must pursue a policy of having at least 30% of the seats on the Board of Management held by men and at least 30% of the seats held by women. The relevant rule ceased to have effect on January 1, 2016, but a bill aimed at reintroducing the rule was adopted by the Dutch House of Representatives (Tweede Kamer) in February 2017. For more details on board diversity please refer to section 8.1, Report of the Corporate Governance and Nomination & Selection Committee, of this report.

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

Relevant matters relating to conflicts of interests, if any, shall be mentioned in the Annual Report for the financial year in question. No such matters have occurred during the financial year 2016.

Amount and composition of the remuneration of the Board of Management

The remuneration of the individual members of the Board of Management is determined by the Supervisory Board on the proposal of the Remuneration Committee of the Supervisory Board, and must be consistent with the policy thereon as adopted by the General Meeting of Shareholders. The current remuneration policy applicable to the Board of Management was adopted by the 2013 Annual General Meeting of Shareholders, and is published on the Company’s website. A full and detailed description of the composition of the remuneration of the individual members of the Board of Management is included in section 8.2, Report of the Remuneration Committee, of this report.

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

All current members of the Board of Management are engaged by means of a services agreement (overeenkomst van opdracht), as Dutch legislation prohibits a member of the Board of Management to be employed by means of a contract of employment. In case of the appointment or re-appointment of a member of the Board of Management, the main elements of the services agreement - including the amount of the fixed base compensation, the structure and amount of the variable compensation component, any severance plan, pension arrangements and the general performance criteria - shall be made public no later than at the time of issuance of the notice convening the General Meeting of Shareholders in which a proposal for (re-)appointment of that member of the Board of Management has been placed on the agenda. In compliance with the Dutch Corporate Governance Code, the term of the services agreement of the members of the Board of Management is set at four years and, in case of termination, severance payment is limited to a maximum of one year’s base compensation. From 2003 until 2013, Philips maintained a Long-Term Incentive Plan (LTI Plan) consisting of a mix of restricted shares rights and stock options for members of the Board of Management, Philips executives and other key employees. Since the full revision in 2013 of the LTI Plan applicable to members of the Board of Management, the plan consists of performance shares only, with a three year post-grant performance measurement. For more details please refer to section 8.2, Report of the Remuneration Committee, of this report.

100      Annual Report 2016

Corporate governance 9.1

The so-called ultimum-remedium clause and claw-back clause of best practice provisions II.2.10 and II.2.11 of the Dutch Corporate Governance Code are applicable to Annual Incentive payments and LTI grants for the year 2009 onwards to all members of the Board of Management. In respect of the LTI grants, the ultimum remedium clause can be applied to the performance-related actual number of stock options, restricted share rights and/or performance shares that is granted. In addition, pursuant to Dutch legislation (effective January 1, 2014), the Supervisory Board is authorized to change unpaid bonuses awarded to members of the Board of Management if payment or delivery of the bonus would be unacceptable according to the principles of reasonableness and fairness. The Company, which in this respect may also be represented by the Supervisory Board or a special representative appointed for this purpose by the General Meeting of Shareholders, may also claim repayment of bonuses paid or delivered (after December 31, 2013) insofar as these have been granted on the basis of incorrect information on the fulfillment of the relevant performance criteria or other conditions. Bonuses are broadly defined as ‘non-fixed’ remuneration, either in cash or in the form of share-based compensation, that is conditional in whole or in part on the achievement of certain targets or the occurrence of certain circumstances. The explanatory notes to the balance sheet shall report on any moderation and/or claim for repayment of board remuneration. No such moderation or claim for repayment has occurred during the financial year 2016.

Dutch legislation also provides for an obligation for the Company to reduce the remuneration of a member of the Board of Management, if and to the extent the value of such member’s share-based remuneration would have increased as a result of the announcement of a large transaction (requiring shareholder approval) or a public offer for the Company.

Members of the Board of Management hold shares in the Company for the purpose of long-term investment and are required to refrain from short-term transactions in Philips securities. According to the Philips Rules of Conduct on Inside Information, members of the Board of Management are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of twenty business days following the publication of annual and quarterly results (provided the person involved has no ‘inside information’ regarding Philips at that time unless an exemption is available). Furthermore, the Rules of Procedure of the Board of Management and Executive Committee contain provisions concerning ownership of and transactions in non-Philips securities by members of the Board of Management. Members of the Board of Management are prohibited from trading, directly or indirectly, in securities of any of the companies belonging to the peer group, during one week preceding the disclosure of Philips’ annual or quarterly results. The rules referred to above in this paragraph apply to members of the Executive Committee correspondingly. Transactions in shares in the Company carried out by members of the Board of Management or members of the Supervisory Board and other Insiders (if applicable) are notified to the Netherlands Authority for the Financial Markets (AFM) in accordance with the European Market Abuse Regulation and, if necessary, to other relevant authorities.

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

In line with regulatory requirements, the Company’s policy forbids personal loans to and guarantees on behalf of members of the Board of Management or the Supervisory Board, and no loans and guarantees have been granted and issued, respectively, to such members in 2016, nor are any loans or guarantees outstanding as of December 31, 2016.

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

Annual Report 2016      101

Corporate governance 9.1

The Company’s risk management approach is embedded in the periodic business planning and review cycle and forms an integral part of business management. On the basis of risk assessments, management determines the risks and appropriate risk responses related to the achievement of business objectives and critical business processes. Risk factors and the risk management approach, as well as the sensitivity of the Company’s results to external factors and variables, are described in more detail in chapter 5, Risk management, of this report. Significant changes and improvements in the Company’s risk management and internal control system have been discussed with the Supervisory Board’s Audit Committee and the external auditor and are disclosed in that section as well.

With respect to financial reporting a structured self-assessment and monitoring process is used company-wide to assess, document, review and monitor compliance with internal control over financial reporting. Internal representations received from management, regular management reviews, reviews of the design and effectiveness of internal controls and reviews in Group and Business Group, Market and Function Audit & Risk committees are integral parts of the Company’s risk management approach. On the basis thereof, the Board of Management confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls have properly functioned in 2016. The financial statements fairly represent the financial condition and result of operations of the Company and provide the required disclosures.

It should be noted that the above does not imply that these systems and procedures provide certainty as to the realization of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud and non-compliances with rules and regulations.

In view of the above, the Board of Management believes that it is in compliance with the requirements of recommendation II.1.4. of the Dutch Corporate Governance Code. The above statement on internal controls should not be construed as a statement in response to the requirements of section 404 of the US Sarbanes-Oxley Act. The statement as to compliance with section 404 is set forth in section 10.1, Management’s report on internal control, of this report.

Next to the Philips General Business Principles (GBP), the Company has a Financial Code of Ethics which additionally applies to designated senior executives, including the CEO and the CFO, and employees working in the Finance and Accounting departments. The GBP and the Financial Code of Ethics have been published on the Company’s website.

The Company, through the Supervisory Board’s Audit Committee, also has appropriate procedures in place for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Company’s whistleblower mechanisms furthermore allow employees and, since May 2015, external parties to confidentially and anonymously report grievances to the Company, also on other topics than those that relate to questionable accounting or auditing matters. The Company does not tolerate retaliation against (internal) whistleblowers who report a concern in good faith. More information on GBP governance and our whistleblower procedures can be found in chapter 12, Sustainability statements, of this report and chapter 5, Risk management, of this report.

In view of the requirements under the US Securities Exchange Act, procedures are in place to enable the CEO and the CFO to provide certifications with respect to the Annual Report on Form 20-F.

A Disclosure Committee is in place, which advises the various officers and departments involved, including the CEO and the CFO, on the timely review, publication and filing of periodic and current (financial) reports. In addition to the certification by the CEO and the CFO under US law, each individual member of the Board of Management and the Supervisory Board must, under Dutch law, sign the Group and Company financial statements being disclosed and submitted to the General Meeting of Shareholders for adoption. If one or more of their signatures is missing, this shall be stated, and the reasons given for this. The members of the Board of Management issue the responsibility statement as referred to in chapter 10, Group financial statements, of this report, as required by applicable Dutch company law and securities law.

9.2 Supervisory Board

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

102      Annual Report 2016

Corporate governance 9.2

The Supervisory Board, acting in the interests of the Company and the Group and taking into account the relevant interest of the Company’s stakeholders, supervises and advises the Board of Management and Executive Committee in performing its management tasks and setting the direction of the Group’s business, including (a) the Group’s performance, (b) the Group’s general strategy and the risks connected to its business activities, (c) the operational and financial objectives, the parameters to be approved in relation to the strategy, (e) corporate social responsibility issues (f) the structure and management of the systems of internal business controls, (g) the financial reporting process, (h) the compliance with applicable laws and regulations, (i) the Company/shareholder relationship, and (j) the corporate governance structure of the Company. The Group’s strategy and major management decisions are discussed with and approved by the Supervisory Board. For a description of further responsibilities and tasks of the Supervisory Board please refer to the Supervisory Board’s Rules of Procedure which are published on the Company’s website.

In its report, the Supervisory Board describes the composition and functioning of the Supervisory Board and its committees, the activities of the board and its committees in the financial year 2016, the number of committee meetings and the main items discussed.

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

Since 2013, Dutch legislation on board diversity provided that the Company must pursue a policy of having at least 30% of the seats on the Supervisory Board held by men and at least 30% of the seats held by women. The relevant rule ceased to have effect on January 1, 2016, but a bill aimed at reintroducing the rule was adopted by the Dutch House of Representatives (Tweede Kamer) in February 2017. For more details on board diversity please refer to section 8.1, Report of the Corporate Governance and Nomination & Selection Committee, of this report.

The Rules of Procedure of the Supervisory Board are published on the Company’s website. They include the charters of its committees as mentioned in the Dutch Corporate Governance Code, to which the plenary Supervisory Board, while retaining overall responsibility, has assigned certain tasks: the Corporate Governance and Nomination & Selection Committee, the Audit Committee, the Remuneration Committee and (since 2015) the Quality & Regulatory Committee. Each committee reports to, and submits its minutes for information to the Supervisory Board. Please refer to chapter 8, Supervisory Board report, of this report for more information on the composition and activities of these committees.

In line with US and Dutch best practices, the Chairman of the Supervisory Board must be independent pursuant to the Dutch Corporate Governance Code and under the applicable US standards. Furthermore, the Dutch Corporate Governance Code allows a maximum of one member of each Supervisory Board committee not to be independent (as defined by the Code). As mentioned in the introduction to this section 11.2 above, the Supervisory Board considers all its members to be independent.

The Supervisory Board is assisted by the General Secretary of the Company. The General Secretary sees to it that correct procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations and its obligations under the Articles of Association. Furthermore, the General Secretary assists the Chairman of the Supervisory Board in the actual organization of the affairs of the Supervisory Board (information, agenda, evaluation, introductory program) and is the contact person for interested parties who want to make concerns known to the Supervisory Board. The General Secretary shall be appointed, either on the recommendation of the Supervisory Board or otherwise, and may be dismissed by the Board of Management, after the approval of the Supervisory Board has been obtained.

(Term of) Appointment, individual data and conflicts of interests

The Supervisory Board consists of at least five members (currently seven), including a Chairman, Vice-Chairman and Secretary. The Dutch ‘large company regime’ does not apply to the Company itself. Members are currently appointed by the General Meeting of Shareholders for fixed terms of four years, upon a binding recommendation from the Supervisory Board.

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

Annual Report 2016      103

Corporate governance 9.2

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

Under the Dutch Corporate Governance Code, no member of the Supervisory Board shall hold more than five supervisory board memberships of Dutch listed companies, the chairmanship of a supervisory board counting as two regular memberships. In addition, Dutch legislation provides that no member of the Supervisory Board shall hold more than five Non-Executive Directorships at ‘large’ companies or foundations as defined under Dutch law (see section 9.1, Board of Management and Executive Committee, of this report), with a position as chairman counting for two. During the financial year 2016 all members of the Supervisory Board complied with the limitations on Non-Executive Directorships described above.

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

Relevant matters relating to conflicts of interests, if any, shall be mentioned in the Annual Report for the financial year in question. No decisions to enter into material transactions in which there are conflicts of interest with members of the Supervisory Board were taken during the financial year 2016.

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

104      Annual Report 2016

Corporate governance 9.2

The Chairman of the Supervisory Board

The Supervisory Board’s Chairman will see to it that: (a) the members of the Supervisory Board follow their introductory program, (b) the members of the Supervisory Board receive in good time all information which is necessary for the proper performance of their duties, (c) there is sufficient time for consultation and decision-making by the Supervisory Board, (d) the committees of the Supervisory Board function properly, the performance of the Executive Committee members and Supervisory Board members is assessed at least once a year, and (f) the Supervisory Board elects a Vice-Chairman. The Vice-Chairman of the Supervisory Board shall deputize for the Chairman when the occasion arises. The Vice-Chairman shall act as the point of contact for individual members of the Supervisory Board or the Board of Management concerning the functioning of the Chairman of the Supervisory Board.

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

In performing its duties and responsibilities, the Remuneration Committee is assisted by an external consultant and an in-house remuneration expert acting on the basis of a protocol ensuring that the expert acts on the instructions of the Remuneration Committee and on an independent basis in which conflicts of interests are avoided.

The Audit Committee

The Audit Committee meets at least four times a year, before the publication of the annual, semi-annual and quarterly results. All of the members of the Audit Committee are considered to be independent under the applicable US Securities and Exchange Commission rules and at least one of the members of the Audit Committee, which currently consists of four members of the Supervisory Board, is a financial expert, as set out in the Dutch Corporate Governance Code, and each member is financially literate. In accordance with this code, a financial expert has relevant knowledge and experience of financial administration and accounting at the company in question. None of the members of the Audit Committee is designated as an Audit Committee financial expert, as defined under the regulations of the US Securities and Exchange Commission. The Supervisory Board considers the fact of being compliant with the Dutch Corporate Governance Code, in combination with the expertise and experience available in the Audit Committee, as well as the possibility to take advice from internal and external experts and advisors, to be sufficient for the fulfillment of the tasks and responsibilities of the Audit Committee. The Audit Committee may not be chaired by the Chairman of the Supervisory Board or by a (former) member of the Board of Management.

Annual Report 2016      105

Corporate governance 9.2

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

The Quality & Regulatory Committee

The Quality & Regulatory Committee has been established by the Supervisory Board in view of the continued relevance of the quality of the Company’s products, systems, services and software and the development, testing, manufacturing, marketing and servicing thereof, and regulatory requirements relating thereto. The Quality & Regulatory Committee assists the Supervisory Board in fulfilling its oversight responsibilities in this area, whilst recognizing that the Audit Committee assists the Supervisory Board in the oversight of other areas of regulatory, compliance and legal matters.

The Quality & Regulatory Committee consists of at least two members and meets as often as is necessary or desirable for the performance of its duties.

9.3 General Meeting of Shareholders

Introduction

A General Meeting of Shareholders is held at least once a year to discuss the Annual Report, including the report of the Board of Management, the annual financial statements with explanatory notes thereto and additional information required by law, and the Supervisory Board report, any proposal concerning dividends or other distributions, the (re-)appointment of members of the Board of Management and Supervisory Board (if any), important management decisions as required by Dutch law, and any other matters proposed by the Supervisory Board, the Board of Management or shareholders in accordance with the provisions of the Company’s Articles of Association. The Annual Report, the financial statements and other regulated information such as defined in the Dutch Act on Financial Supervision (Wet op het financieel toezicht), will solely be published in English. As a separate agenda item and in application of Dutch law, the General Meeting of Shareholders discusses the discharge of the members of the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties in the preceding financial year. However, this discharge only covers matters that are known to the Company and the General Meeting of Shareholders when the resolution is adopted. The General Meeting of Shareholders is held in Eindhoven, Amsterdam, Rotterdam, The Hague, Utrecht or Haarlemmermeer (including Schiphol Airport) no later than six months after the end of the financial year.

Meetings are convened by public notice, via the Company’s website or other electronic means of communication, and registered shareholders are notified by letter or by the use of electronic means of communication, at least 42 days prior to the

106      Annual Report 2016

Corporate governance 9.3

(Extraordinary) General Meeting of Shareholders. Extraordinary General Meetings of Shareholders may be convened by the Supervisory Board or the Board of Management if deemed necessary and must be held if shareholders jointly representing at least 10% of the outstanding share capital make a written request to that effect to the Supervisory Board and the Board of Management, specifying in detail the business to be dealt with. The agenda of a General Meeting of Shareholders shall contain such business as may be placed thereon by the Board of Management or the Supervisory Board, and agenda items will be explained where necessary in writing. The agenda shall list which items are for discussion and which items are to be voted upon.

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

Main powers of the General Meeting of Shareholders

All outstanding shares carry voting rights. The main powers of the General Meeting of Shareholders are to appoint, suspend and dismiss members of the Board of Management and of the Supervisory Board, to adopt the annual accounts, declare dividends and to discharge the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties for the previous financial year, to appoint the external auditor as required by Dutch law, to adopt amendments to the Articles of Association and proposals to dissolve or liquidate the Company, to issue shares or rights to shares, to restrict or exclude pre-emptive rights of shareholders and to repurchase or cancel outstanding shares. Following common corporate practice in the Netherlands, the Company each year requests limited authorization to issue (rights to) shares, to restrict or exclude pre-emptive rights and to repurchase shares. In compliance with Dutch law, decisions of the Board of Management that are so far-reaching that they would greatly change the identity or nature of the Company or the business require the approval of the General Meeting of Shareholders. This includes resolutions to: (a) transfer the business of the Company, or almost the entire business of the Company, to a third-party (b) enter into or discontinue long-term cooperation by the Company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or ordinary partnership, if this cooperation or its discontinuation is of material significance to the Company or (c) acquire or dispose of a participating interest in the capital of a company to the value of at least one-third of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company, by the Company or one of its subsidiaries. Thus the Company applies principle IV.1 of the Dutch Corporate Governance Code within the framework of the Articles of Association and Dutch law and in the manner as described in this corporate governance report.

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

Annual Report 2016      107

Corporate governance 9.3

A resolution to dissolve the Company or change its Articles of Association can be adopted at a General Meeting of Shareholders by at least three-quarters of the votes cast, at which meeting more than half of the issued share capital is represented. If the requisite share capital is not represented, a further meeting shall be convened, to be held within eight weeks of the first meeting, to which no quorum requirement applies.

Furthermore, the resolution requires the approval of the Supervisory Board. If the resolution is proposed by the Board of Management, the adoption needs an absolute majority of votes and no quorum requirement applies to the meeting.

Repurchase and issue of (rights to) shares

At the 2016 Annual General Meeting of Shareholders it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the Company within the limits of the Articles of Association and within a certain price range up to and including November 11, 2017. The maximum number of shares the company may hold, will not exceed 10% of the issued share capital as of May 12, 2016, which number may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs.

In addition, at the 2016 Annual General Meeting of Shareholders it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to issue shares or grant rights to acquire shares in the Company as well as to restrict or exclude the pre-emption right accruing to shareholders up to and including November 11, 2017. This authorization is limited to a maximum of 10% of the number of shares issued as of May 12, 2016 plus 10% of the issued capital in connection with or on the occasion of mergers, acquisitions and/or strategic alliances.

9.4 Meeting logistics and other information

Introduction

Pursuant to Dutch law, the record date for the exercise of voting rights and rights relating to General Meetings of Shareholders is set as the 28th day prior to the day of the meeting. Shareholders registered on such date are entitled to attend the meeting and to exercise the other shareholder rights (in the meeting in question) notwithstanding subsequent sale of their shares thereafter. This date will be published in advance of every General Meeting of Shareholders.

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

Registration, attending meetings and proxy voting

Holders of common shares who wish to exercise the rights attached to their shares in respect of a General Meeting of Shareholders, are required to register for such meeting. Shareholders may attend a General Meeting of Shareholders in person, or may grant a power of attorney to a third-party to attend the meeting and to vote on their behalf. Holders of common shares in bearer form will also be able to give voting instructions via the internet (assuming the agenda for such meeting includes voting items). In addition, the Company will distribute a voting instruction form for a General Meeting of Shareholders. By giving voting instructions via Internet or by returning the form, shareholders grant power to an independent proxy holder who will vote according to the instructions expressly given on the voting instruction form. Also other persons entitled to vote shall be given the possibility to give voting proxies or instructions to an independent third-party prior to the meeting. Details on the registration for meetings, attendance and proxy voting will be included in the notice convening a General Meeting of Shareholders.

Preference shares and the Stichting Preferente Aandelen Philips

As a means to protect the Company and its stakeholders against an unsolicited attempt to obtain (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s Articles of Association that allow the Board of Management and the Supervisory Board to issue (rights to) preference shares to a third-party. As a result, Stichting Preferente Aandelen Philips (the Foundation) was created, which was granted the right to acquire preference shares in the Company. The mere notification that the Foundation wishes to exercise its rights, should a third-party ever seem likely in the judgment of the Foundation to obtain (de facto) control of the Company, will result in the preference shares

108      Annual Report 2016

Corporate governance 9.4

being effectively issued. The Foundation may exercise this right for as many preference shares as there are ordinary shares in the Company outstanding at that time. No preference shares have been issued as of December 31, 2016. In addition, the Foundation has the right to file a petition with the Enterprise Chamber of the Amsterdam Court of Appeal to commence an inquiry procedure within the meaning of section 2:344 Dutch Civil Code.

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

Annual financial statements

The annual financial statements are prepared by the Board of Management and reviewed by the Supervisory Board upon the advice of its Audit Committee, taking into account the report of the external auditor. Upon approval by the Supervisory Board, the accounts are signed by all members of both the Board of Management and the Supervisory Board and are published together with the opinion of the external auditor. The Board of Management is responsible, under the supervision of the Supervisory Board, for the quality and completeness of such publicly disclosed financial reports. The annual financial statements are presented for discussion and adoption at the Annual General Meeting of Shareholders, to be convened subsequently. The Company, under US securities regulations, separately files its Annual Report on Form 20-F, incorporating major parts of the Annual Report as prepared under the requirements of Dutch law.

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

As part of these procedures, a Disclosure Committee has been appointed by the Board of Management to oversee the Company’s disclosure activities and to assist the Executive Committee in fulfilling its responsibilities in this respect. The Committee’s purpose is to ensure that the Company implements and maintains internal procedures for the timely collection, evaluation and disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Company is subject. Such procedures are designed to capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to the Company’s various businesses, and the effectiveness of those procedures for this purpose will be reviewed periodically.

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

The current auditor of the Company, Ernst & Young Accountants LLP (EY), was appointed at the 2015 Annual General Meeting of Shareholders, for a term of four years starting January 1, 2016. Mr C.B. Boogaart is the current partner of EY in charge of the audit duties for Philips.

Annual Report 2016      109

Corporate governance 9.4

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

The Auditor Policy includes rules for the pre-approval by the Audit Committee of all services to be provided by the external auditor. Proposed services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the Audit Committee is informed of each services it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2016, there were no services provided to the Company by the external auditor which were not pre-approved by the Audit Committee.

9.5 Investor Relations

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

110      Annual Report 2016

Corporate governance 9.5

Major shareholders and other information for shareholders

The Dutch Act on Financial Supervision imposes an obligation on persons holding certain interests to disclose (inter alia) percentage holdings in the capital and/or voting rights in the Company when such holdings reach, exceed or fall below 3, 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent (as a result of an acquisition or disposal by a person, or as a result of a change in the company’s total number of voting rights or capital issued). Certain derivatives (settled in kind or in cash) are also taken into account when calculating the capital interest. The statutory obligation to disclose capital interest does not only relate to gross long positions, but also to gross short positions. Required disclosures must be made to the Netherlands Authority for the Financial Markets (AFM) without delay. The AFM then notifies such disclosures to the Company and includes them in a register which is published on the AFM’s website. Furthermore, an obligation to disclose (net) short positions is set out in the EU Regulation on Short Selling.

The AFM register shows the following notification of substantial holdings and/or voting rights at or above the 3% threshold: BlackRock, Inc.: substantial holding of 5.03% and 6.19% of the voting rights (January 5, 2017).

As per December 31, 2016, approximately 90% of the common shares were held in bearer form and approximately 10% of the common shares were represented by registered shares of New York Registry issued in the name of approximately 1,081 holders of record, including Cede & Co. Cede & Co acts as nominee for the Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries. Citibank, N.A., 388 Greenwich Street, New York, New York 10013 is the transfer agent and registrar.

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

The executive offices of the Company are located at the Philips Center, Amstelplein 2, 1096 BC Amsterdam, the Netherlands, telephone +31-20-59 77 777.

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

February 21, 2017

9.6 Additional information

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

Share Capital

As of December 31, 2015, the issued share capital consists only of common shares; no preference shares have been issued.

Annual Report 2016      111

Corporate governance 9.6

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

In principle all shareholders are entitled to attend the General Meeting of Shareholders, to address the meeting and to vote, except for shares held in treasury by the Company. They may exercise the aforementioned rights at a meeting only for the common shares which on the record date are registered in their name. The record date is published in the above announcement. Holders of registered shares must advise the Company in writing of their intention to attend the General Meeting of Shareholders. Holders of bearer shares who either in person or by proxy wish to attend the General Meeting of Shareholders, should notify ABN AMRO Bank N.V., which is acting as agent for the Company. They must submit a confirmation by a participating institution, in which administration they are registered as holders of the shares, that such shares are registered and will remain registered in its administration up to and including the record date, whereupon the holder will receive an admission ticket for the General Meeting of Shareholders. Holders of shares who wish to attend by proxy have to submit the proxy at the same time. A participating institution is a bank or broker which according to the Dutch Securities Depository Act (‘Wet giraal effectenverkeer’) is a participating institution (‘aangesloten instelling’) of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (Euroclear Nederland).

In connection with the General Meeting of Shareholders, the Company does not solicit proxies within the United States.

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

112      Annual Report 2016

Corporate governance 9.6

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

Annual Report 2016      113

Corporate governance 9.6

indicating that it beneficially owned 3.4% (31,421,723 shares) of the Company’s common shares. On January 25, 2017, BlackRock Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 6.3% (58,752,370 shares) of the Company’s common shares. Please also refer to ‘Major shareholders and other information for shareholders’ in section 9.5, Investor Relations, of this report.

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

Code of business conduct

The listing standards of the NYSE prescribe certain parameters for listed company codes of business conduct and ethics. The Company has implemented the Philips General Business Principles, which are applicable to all employees and a Financial Code of Ethics, which is applicable to all employees performing an accounting or financial function. Waivers granted to Senior (Financial) Officers (as defined in our Financial Code of Ethics) will be disclosed. In 2015 the Company did not grant any waivers of the Financial Code of Ethics.

KPMG

From June 2014 to October 2015, KPMG Accountants N.V. (KPMG), who were the Company’s independent registered public accounting firm during this period, had a Chief Executive Officer who was the Chief Financial Officer of Philips in the period 1997-2005. The former KPMG CEO receives a monthly pension payment, which is immaterial to his net worth, from the Philips Pension Fund. The Philips Pension Fund is a separate and financially independent entity with an independent Board of Trustees who are legally responsible for safeguarding the retirement benefits of the participants of the Philips Pension Fund. Royal Philips is not liable for any financial deficits of the Philips Pension Fund and Royal Philips has no discretion over the level and payments of benefits to participants. The Philips Pension Fund is considered an affiliate of Philips under SEC independence rules, which were applicable to the KPMG audit of Philips during this period, and accordingly, the financial relationship violated the US Securities and Exchange Commission’s regulations. KPMG is not the independent auditor of the Philips Pension Fund. KPMG put in place a process whereby the KPMG CEO was not in the chain of command with respect to the Philips’ audit or the ratings or compensation of partners who worked on the Philips’ audit. KPMG advised Philips’ management and its audit committee that this situation, considering the actions taken by the firm, did not impact the firm’s ability to apply objective and impartial judgment on all matters encompassed within their annual audits of Philips. Philips’ audit committee concured that this financial relationship did not impact the firm’s ability to apply objective and impartial judgment on all matters encompassed within the annual audits of Philips.

114      Annual Report 2016

Group financial statements 10

10 Group financial statements

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

Together with the section Company financial statements, this section contains the statutory financial statements of the Company.

The following sections and chapters:

•	chapter 2, Group performance, of this report

•	chapter 3, Segment performance, of this report

•	chapter 5, Risk management, of this report

•	chapter 8, Supervisory Board report, of this report

•	section 8.1, Report of the Corporate Governance and Nomination & Selection Committee, of this report

•	section 8.2, Report of the Remuneration Committee, of this report

•	chapter 9, Corporate governance, of this report

•	Forward-looking statements, of this report

form the Management report within the meaning of section 2:391 of the Dutch Civil Code (and related Decrees).

The sections Group performance and Segment performance provide an extensive analysis of the developments during the financial year 2016 and the results. The term EBIT has the same meaning as Income from operations, and is used to evaluate the performance of the business. These sections also provide information on the business outlook, investments, financing, personnel and research and development activities.

For ‘Additional information’ within the meaning of section 2:392 of the Dutch Civil Code, please refer to section 11.5, Independent auditor’s report, of this report.

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

Board of Management

Frans van Houten

Abhijit Bhattacharya

Pieter Nota

February 21, 2017

Annual Report 2016      115

Group financial statements 10.1

10.1 Management’s report on internal control

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

The Board of Management conducted an assessment of the Company’s internal control over financial reporting based on the “Internal Control- Integrated Framework (2013)” established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, the Board of Management concluded that, as of December 31, 2016, the Company’s internal control over Group financial reporting is considered effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, as included in this section Group financial statements, has been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, as stated in their report which follows hereafter.

Board of Management

Frans van Houten

Abhijit Bhattacharya

Pieter Nota

February 21, 2017

10.1.1 Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2016.

10.1.2 Changes in internal control over financial reporting

During the second quarter, under the supervision and with the participation of our management, we completed the separation of Royal Philips and Philips Lighting. As part of the separation Philips Lighting was publicly listed and began trading on the Euronext exchange in Amsterdam.

Royal Philips retained a 71.255% stake in Philips Lighting, as per December 31, 2016. Subsequently, on February 8, 2017 Royal Philips reduced its stake in Philips Lighting to 55.180%. Philips Lighting continues to be consolidated and fully included in the Internal Control over Financial Reporting framework of Royal Philips. However, due to the separation, Royal Philips and Philips Lighting have altered and implemented certain control activities which support the new structure. There were no other changes in our Internal Control over Financial Reporting during 2016 that have materially affected, or are reasonably likely to materially affect, our Internal Control over Financial Reporting.

10.2 Report of the independent auditors

Management’s report on internal control over financial reporting is set out in section 10.1, Management’s report on internal control, of this report. The report set out in section 10.3, Independent auditors’ report on internal control over financial reporting, of this report, is provided in compliance with standards of the Public Company Accounting Oversight Board in the US and includes an opinion on the effectiveness of internal control over financial reporting as at December 31, 2016.

Ernst & Young Accountants LLP has also issued a report on the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board in the US, which is set out in sub-section 10.4.1, Independent auditors’ report on the consolidated financial statements, of this report.

KPMG Accountants N.V. issued a report on the consolidated financial statements of 2015 and 2014 in accordance with the standards of the Public Company Accounting Oversight Board in the US. This is set out in sub-section 10.4.2, Independent auditors’ report on the consolidated financial statements, of this report.

116      Annual Report 2016

Group financial statements 10.2

Ernst & Young Accountants LLP has also issued a report on the consolidated financial statements and the Company financial statements, in accordance with Dutch law, including the Dutch standards on auditing, of Koninklijke Philips N.V., which is set out in section 11.5, Independent auditor’s report, of this report.

Annual Report 2016      117

Group financial statements 10.3

10.3 Independent auditors’ report on internal control over financial reporting

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

We have audited Koninklijke Philips N.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Koninklijke Philips N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying section 10.1, Management’s report on internal control, of this Annual Report. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Koninklijke Philips N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Koninklijke Philips N.V. as of December 31, 2016, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for the year then ended, and our report dated February 21, 2017 expressed an unqualified opinion thereon.

Amsterdam, The Netherlands

February 21, 2017

/s/ Ernst & Young Accountants LLP

118      Annual Report 2016

Group financial statements 10.4

10.4 Independent auditors’ reports on the consolidated financial statements

10.4.1 Independent auditors’ report on the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

We have audited the accompanying consolidated balance sheet of Koninklijke Philips N.V. as of December 31, 2016, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for the year then ended. These consolidated financial statements are the responsibility of the Koninklijke Philips N.V.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Koninklijke Philips N.V. at December 31, 2016 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 1 “Significant accounting policies — Changes in presentation from the prior year”, Koninklijke Philips N.V. changed the composition of its reportable segments in 2016, and the amounts in the 2015 and 2014 financial statements have been restated to conform to the 2016 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2015 and 2014 financial statements. We also audited the adjustment described in Note 1, Significant accounting policies — Changes in presentation from the prior year”, that were applied to restate the 2015 consolidated balance sheet to retrospectively apply the change in presentation of all net defined-benefit post-employment plan obligations. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2015 and 2014 consolidated financial statements of Koninklijke Philips N.V. other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 and 2014 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Koninklijke Philips N.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 21, 2017 expressed an unqualified opinion thereon.

Amsterdam, The Netherlands

February 21, 2017

/s/ Ernst & Young Accountants LLP

Annual Report 2016      119

Group financial statements 10.4.2

10.4.2 Independent auditors’ report on the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in note 1 “Significant accounting policies — Changes in presentation from the prior year”, the accompanying consolidated balance sheet of Koninklijke Philips N.V. (the Company) and subsidiaries as of December 31, 2015, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2015. The financial statements, before the effects of the adjustments discussed in note 1 “Significant accounting policies — Changes in presentation from the prior year”, are not presented herein. These consolidated financial statements are the responsibility of the Koninklijke Philips N.V.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above, before the effects of the adjustments to retrospectively apply the change in accounting described in note 1 “Significant accounting policies — Changes in presentation from the prior year”, present fairly, in all material respects, the financial position of Koninklijke Philips N.V. and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described note 1 “Significant accounting policies — Changes in presentation from the prior year” and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditor.

Amsterdam, The Netherlands

February 23, 2016

/s/ KPMG Accountants N.V.

120      Annual Report 2016

Group financial statements 10.5

10.5 Consolidated statements of income

Philips Group
Consolidated statements of income in millions of EUR unless otherwise stated For the years ended December 31

	2014	2015	2016

Sales	21,391	24,244	24,516
Cost of sales	(13,185)	(14,388)	(13,904)

Gross margin	8,206	9,856	10,612

Selling expenses	(5,124)	(5,815)	(5,888)
General and administrative expenses	(747)	(1,209)	(845)
Research and development expenses	(1,635)	(1,927)	(2,021)
Impairment of goodwill	(3)	—	(3)
Other business income	63	137	68
Other business expenses	(274)	(50)	(41)

Income from operations	486	992	1,882

Financial income	114	98	76
Financial expenses	(415)	(467)	(569)

Income before taxes	185	623	1,389

Income tax expense	(26)	(239)	(327)

Income after taxes	159	384	1,062
Investments in associates, net of income taxes	62	30	13

Income from continuing operations	221	414	1,075

Discontinued operations, net of income taxes	190	245	416

Net income	411	659	1,491

Attribution of net income
Net income attributable to Koninklijke Philips N.V. shareholders	415	645	1,448
Net income attributable to non-controlling interests	(4)	14	43

Philips Group
Earnings per common share attributable to Koninklijke Philips N.V. shareholders in EUR unless otherwise stated For the years ended December 31

	2014	2015	2016

Basic earnings per common share in EUR
Income from continuing operations attributable to shareholders	0.25	0.44	1.12
Net income attributable to shareholders	0.45	0.70	1.58

Diluted earnings per common share in EUR
Income from continuing operations attributable to shareholders	0.24	0.43	1.11
Net income attributable to shareholders	0.45	0.70	1.56

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report 2016      121

Group financial statements 10.6

10.6 Consolidated statements of comprehensive income

Philips Group
Consolidated statements of comprehensive income in millions of EUR unless otherwise stated For the years ended December 31

	2014	2015	2016

Net income for the period	411	659	1,491
Pensions and other post-employment plans:
Remeasurements	(972)	(101)	(96)
Income tax effect on remeasurements	289	9	28
Revaluation reserve:
Release revaluation reserve	(10)	(9)	(4)
Reclassification directly into retained earnings	10	9	4

Total of items that will not be reclassified to Income Statement	(683)	(92)	(68)

Currency translation differences:
Net current period change, before tax	600	643	219
Income tax effect	203	187	2
Reclassification adjustment for gain realized	(5)	(1)	—
Available-for-sale financial assets:
Net current period change, before tax	30	33	(44)
Income tax effect	(4)	—	—
Reclassification adjustment for loss (gain) realized	(54)	(4)	24
Cash flow hedges:
Net current period change, before tax	(40)	(38)	3
Income tax effect	10	—	(9)
Reclassification adjustment for loss (gain) realized	(7)	63	5

Total of items that are or may be reclassified to Income Statement	733	883	200

Other comprehensive income for period	50	791	132

Total comprehensive income for the period	461	1,450	1,623

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	465	1,436	1,550
Non-controlling interests	(4)	14	73

The accompanying notes are an integral part of these consolidated financial statements.

122      Annual Report 2016

Group financial statements 10.7

10.7 Consolidated balance sheets

Philips Group
Consolidated balance sheets in millions of EUR unless otherwise stated As of December 31

	2015		2016

Non-current assets
Property, plant and equipment:
- At cost	7,217		7,064
- Less accumulated depreciation	(4,895)		(4,909)

		2,322		2,155
Goodwill		8,523		8,898
Intangible assets excluding goodwill:
- At cost	9,251		9,782
- Less accumulated amortization	(5,558)		(6,230)

		3,693		3,552
Non-current receivables		191		155
Investments in associates		181		190
Other non-current financial assets		489		335
Non-current derivative financial assets		58		59
Deferred tax assets		2,758		2,792
Other non-current assets		68		92

Total non-current assets		18,283		18,228
Current assets
Inventories		3,463		3,392
Current financial assets		12		101
Other current assets		444		486
Current derivative financial assets		103		101
Income tax receivable		114		154
Receivables:
- Accounts receivable	4,727		4,992
- Accounts receivable from related parties	16		33
- Other current receivables	239		302

		4,982		5,327
Assets classified as held for sale		1,809		2,180
Cash and cash equivalents		1,766		2,334

Total current assets		12,693		14,075

Total assets		30,976		32,303

Annual Report 2016      123

Group financial statements 10.7

	20151)		2016

Equity

Shareholders’ equity:
Preference shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2015: 2,000,000,000 shares), issued none
Common shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2015: 2,000,000,000 shares)
- Issued and fully paid: 929,644,864 shares (2015: 931,130,387 shares)	186		186
Capital in excess of par value	2,669		3,083
Retained earnings	8,040		8,233
Revaluation reserve	4		—
Currency translation differences	1,058		1,234
Available-for-sale financial assets	56		36
Cash flow hedges	12		10
Treasury shares, at cost 7,208,301 shares (2015: 14,026,801 shares)	(363)		(181)

		11,662		12,601

Non-controlling interests		118		907

Group equity		11,780		13,508
Non-current liabilities
Long-term debt		4,095		4,021
Non-current derivative financial liabilities		695		590
Long-term provisions1)		3,471		2,926
Deferred tax liabilities		164		66
Other non-current liabilities1)		812		719

Total non-current liabilities		9,237		8,322

Current liabilities
Short-term debt		1,665		1,585
Derivative financial liabilities		238		283
Income tax payable		116		146
Accounts and notes payable:
- Trade creditors	2,669		2,845
- Accounts payable to related parties	4		3

		2,673		2,848
Accrued liabilities1)		2,815		3,034
Short-term provisions1)		772		680
Liabilities directly associated with assets held for sale		407		525
Other current liabilities		1,273		1,372

Total current liabilities		9,959		10,473

Total liabilities and group equity		30,976		32,303

The accompanying notes are an integral part of these consolidated financial statements.

1)	Adjusted to reflect a reclassification of net defined-benefit obligations into Long-term provisions. See note 1, Significant accounting policies

124      Annual Report 2016

Group financial statements 10.8

10.8 Consolidated statements of cash flows

Philips Group
Consolidated statements of cash flows in millions of EUR unless otherwise stated For the years ended December 31

	20141)	20151)	2016

Cash flows from operating activities
Net income	411	659	1,491
Discontinued operations, net of income taxes	(190)	(245)	(416)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization, and impairments of fixed assets	1,187	1,281	1,267
Impairment of goodwill and other non-current financial assets	21	48	29
Net gain on sale of assets	(83)	(110)	(15)
Interest income	(39)	(48)	(49)
Interest expense on debt, borrowings and other liabilities	231	278	310
Income taxes	26	239	327
Investments in associates, net of income taxes	(62)	(10)	(13)
Decrease (increase) in working capital1)	304	29	394
Decrease (increase) in receivables and other current assets	(75)	161	(220)
Decrease (increase) in inventories	(77)	22	44
Increase (decrease) in accounts payable, accrued and other current liabilities1)	456	(154)	570
Decrease (increase) in non-current receivables, other assets and other liabilities1)	(573)	65	(147)
Increase (decrease) in provisions1)	809	(440)	(759)
Other items	(242)	(99)	120
Interest paid	(232)	(265)	(311)
Interest received	38	48	48
Dividends received from investments in associates	41	17	48
Income taxes paid	(344)	(280)	(420)

Net cash provided by (used for) operating activities	1,303	1,167	1,904

Cash flows from investing activities
Net capital expenditures	(806)	(842)	(831)
Purchase of intangible assets	(114)	(121)	(108)
Expenditures on development assets	(295)	(314)	(318)
Capital expenditures on property, plant and equipment	(437)	(522)	(443)
Proceeds from sales of property, plant and equipment	40	115	38
Net proceeds from (cash used for) derivatives and current financial assets	(7)	(72)	(120)
Purchase of other non-current financial assets	(81)	(21)	(61)
Proceeds from other non-current financial assets	107	53	16
Purchase of businesses, net of cash acquired	(177)	(1,116)	(202)
Proceeds from sale of interests in businesses, net of cash disposed of	(20)	57	31

Net cash used for investing activities	(984)	(1,941)	(1,167)

Cash flows from financing activities
Proceeds from issuance (payments) of short-term debt	(37)	1,241	(1,319)
Principal payments on short-term portion of long-term debt	(333)	(104)	(362)
Proceeds from issuance of long-term debt	69	94	1,304
Re-issuance of treasury shares	117	81	80
Purchase of treasury shares	(713)	(506)	(606)
IPO Philips Lighting proceeds			863
IPO Philips Lighting transaction costs paid			(38)
Dividends paid to shareholders of Koninklijke Philips N.V.	(292)	(298)	(330)
Dividends paid to non-controlling interests			(12)

Net cash provided by (used for) financing activities	(1,189)	508	(420)

Net cash provided by (used for) continuing operations	(870)	(266)	317

Cash flows from discontinued operations
Net cash provided by (used for) operating activities	105	79	268
Net cash provided by (used for) investing activities	88

Net cash provided by (used for) discontinued operations	193	79	268

Net cash provided by (used for) continuing and discontinued operations	(677)	(187)	585
Effect of changes in exchange rates on cash and cash equivalents	85	80	(17)
Cash and cash equivalents at the beginning of the year	2,465	1,873	1,766

Cash and cash equivalents at the end of the year	1,873	1,766	2,334

The accompanying notes are an integral part of these consolidated financial statements. For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

1)	Adjusted to reflect a reclassification of net defined-benefit obligations into (Long-term) provisions. See note 1, Significant accounting policies

Annual Report 2016      125

Group financial statements 10.9

10.9 Consolidated statements of changes in equity

Philips Group

Consolidated statements of changes in equity in millions of EUR unless otherwise stated

For the year ended December 31

	common share	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences1)	available- for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholders’ equity	non-controlling interests	Group equity

Balance as of Jan. 1, 2014	188	1,796	10,415	23	(569)	55	24	(718)	11,214	13	11,227
Total comprehensive income (loss)			(258)	(10)	798	(28)	(37)	—	465	(4)	461
Dividend distributed	3	433	(729)						(293)		(293)
Movement in non-controlling interests - Other			—						—	92	92
Cancellation of treasury shares	(4)		(529)					533	—		—
Purchase of treasury shares			(26)					(688)	(714)		(714)
Re-issuance of treasury shares		(127)	(83)					326	116		116
Share-based compensation plans		88							88		88
Income tax share-based compensation plans		(9)							(9)		(9)

Balance as of Dec. 31, 2014	187	2,181	8,790	13	229	27	(13)	(547)	10,867	101	10,968
Total comprehensive income (loss)			562	(9)	829	29	25	—	1,436	14	1,450
Dividend distributed	3	429	(730)						(298)		(298)
Movement in non-controlling interests - Other										3	3
Cancellation of treasury shares	(4)		(513)					517	—		—
Purchase of treasury shares			(12)					(495)	(507)		(507)
Re-issuance of treasury shares		(23)	(57)					162	82		82
Share-based compensation plans		101							101		101
Income tax share-based compensation plans		(19)							(19)		(19)

Balance as of Dec. 31, 2015	186	2,669	8,040	4	1,058	56	12	(363)	11,662	118	11,780
Total comprehensive income (loss)			1,384	(4)	191	(20)	(1)		1,550	73	1,623
Dividend distributed	4	398	(732)						(330)		(330)
IPO Philips Lighting			125		(15)		(1)		109	716	825
Cancellation of treasury shares	(4)		(446)					450
Purchase of treasury shares								(589)	(589)		(589)
Re-issuance of treasury shares		(122)	(35)					231	74		74
Share call options			(103)					90	(13)		(13)
Share-based compensation plans		119							119		119
Income tax share-based compensation plans		19							19		19

Balance as of Dec. 31, 2016	186	3,083	8,233		1,234	36	10	(181)	12,601	907	13,508

The accompanying notes are an integral part of these consolidated financial statements.

1)	Cumulative translation adjustments related to Investments in associates were EUR 40 million at December 31, 2016 (2015: EUR 34 million, 2014: EUR 19 million).

126      Annual Report 2016

Group financial statements 10.10

10.10 Notes

Notes to the Consolidated financial statements of the Philips Group

Significant accounting policies

The Consolidated financial statements in the Group financial statements section have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2016 have been endorsed by the EU, except that the EU did not adopt some of the paragraphs of IAS 39 applicable to certain hedge transactions. Koninklijke Philips N.V. (hereafter: the ‘Company’ or ‘Philips’) has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities.

The Consolidated financial statements have been prepared under the historical cost convention, unless otherwise indicated. The Consolidated financial statements are presented in euro, which is the presentation currency.

On February 21, 2017, the Board of Management authorized the Consolidated financial statements for issue. The Consolidated financial statements as presented in this report are subject to adoption by the Annual General Meeting of Shareholders, to be held on May 11, 2017.

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

In the process of applying the accounting policies, management has made estimates and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the reported amounts of assets and liabilities within the next financial year, as well as to the disclosure of contingent liabilities at the date of the Consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company evaluates these estimates and judgments on an ongoing basis and bases the estimates on historical experience, current and expected future outcomes, third-party evaluations and various other assumptions that Philips believes are reasonable under the circumstances. Existing circumstances and assumptions about future developments may change due to circumstances beyond the Company’s control and are reflected in the assumptions if and when they occur. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. The Company revises material estimates if changes occur in the circumstances or there is new information or experience on which an estimate was or can be based.

The areas where the most significant judgments and estimates are made are goodwill, deferred tax asset recoverability, impairments, financial instruments, the accounting for an arrangement containing a lease, revenue recognition (multiple element arrangements), assets and liabilities from employee benefit plans, tax risks and other contingencies, classification of assets and liabilities held for sale and the presentation of items of profit and loss and cash flows as continued or discontinued, as well as when determining the fair values of acquired identifiable intangible assets based on an assessment of future cash flows. For further discussion on these significant judgements and estimates, reference is made to the respective notes within these consolidated financial statements that relate to the above topics.

Further judgment is applied when analyzing impairments of goodwill and intangible assets not yet ready for use that are performed annually and whenever a triggering event has occurred to determine whether the carrying value exceeds the recoverable amount. These analyses generally are based on estimates of future cash flows. Furthermore, the Company applies judgment when actuarial assumptions are established to anticipate future events that are used in calculating post-employment benefit expenses and liabilities. These factors include assumptions with respect to interest rates, rates of increase in healthcare costs, rates of future compensation increases, turnover rates and life expectancy.

Changes in presentation from the prior year

The accounting policies set out in this section have been applied consistently for all periods presented in these consolidated financial statements, except for the presentation of the items mentioned below. Prior-year amounts have been reclassified to conform to the current year presentation.

Reclassification of net defined-benefit obligations

To enhance transparency, the Company presents all net defined-benefit post-employment plan obligations under Long-term provisions in the balance sheet as from this year. Up to 2015, the net defined-benefit post- employment plan obligations were presented under

Annual Report 2016      127

Group financial statements 10.10

Accrued liabilities and Other non-current liabilities for funded plans and under Short-term and Long-term provisions for unfunded plans. The retrospective reclassifications from these liability captions to Long-term provisions are as follows:

Reclassification of net defined-benefit obligations to Long-term provisions

in millions of EUR

	December 31, 2015	December 31, 2016

From
Accrued liabilities	(48)	(34)
Other non-current liabilities	(970)	(809)
Short-term provisions	(61)	(58)
To
Long-term provisions	(1,079)	(901)

Consequential changes were processed in note 21, Accrued liabilities and note 22, Other liabilities. Corresponding retrospective reclassifications were processed and explained in the Consolidated statements of cash flows. Information on net defined-benefit obligation can be found in note 20, Post-employment benefits.

Change in Segment reporting

In 2016, Philips established two stand-alone companies focused on the HealthTech and Lighting opportunities.

As part of this separation, Philips has changed the way it allocates resources and analyzes its performance based on a new segment structure.

Accordingly, from 2016 the operational reportable segments for the purpose of the disclosures required by IFRS 8 Operating Segments are Personal Health businesses, Diagnosis & Treatment businesses, Connected Care & Health Informatics businesses and Lighting, each being responsible for the management of its business worldwide. Additionally, HealthTech Other and Legacy Items are included in the note 2, Information by segment and main country. The new segment structure has no impact in the cash-generating units disclosed in note 11, Goodwill. Consequential changes to comparative segment disclosures were processed in note 14, Other assets, note 16, Receivables, and note 19, Provisions.

Prior-period segment results have been reclassified according to the new reporting structure.

Segment information can be found in note 2, Information by segment and main country.

Specific choices within IFRS

Sometimes IFRS allows alternative accounting treatments for measurement and/or disclosure. Philips has adopted one of the treatments as appropriate to the circumstances of the Company. The most important of these alternative treatments are mentioned below.

Tangible and intangible fixed assets

Under IFRS, an entity shall choose either the cost model or the revaluation model as its accounting for tangible and intangible fixed assets. In this respect, items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The useful lives and residual values are evaluated annually. Furthermore, the Company chose to apply the cost model meaning that costs relating to product development, the development and purchase of software for internal use and other intangible assets are capitalized and subsequently amortized over the estimated useful life. Further information on Tangible and Intangible fixed assets can be found in note 10, Property, plant and equipment and note 12, Intangible assets excluding goodwill respectively.

Employee benefit accounting

IFRS does not specify how an entity should present its service costs related to pensions and net interest on the net defined-benefit liability (asset) in the Statement of income. With regards to these elements, the Company presents service costs in Income from operations and the net interest expenses related to defined-benefit plans in Financial expense.

Furthermore, when accounting for the settlement of defined-benefit plans the Company made the accounting policy choice to adjust the amount of the plan assets transferred for the effect of the asset ceiling.

Further information on employee benefit accounting can be found in note 20, Post-employment benefits.

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

Furthermore, interest cash flows are presented in cash flows from operating activities rather than in cash flows from financing or investing activities, because they enter into the determination of profit or loss. The Company chose to present dividends paid to shareholders of Koninklijke Philips N.V. as a component of cash flows from financing activities, rather than to present such dividends as cash flows from operating activities which is an allowed alternative under IFRS.

Consolidated statements of cash flows can be found in section 10.8, Consolidated statements of cash flows, of this report.

128      Annual Report 2016

Group financial statements 10.10

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

Transfer of risks and rewards varies depending on the individual terms of the contract of sale. For consumer-type products in the segments Personal Health businesses and Lighting these criteria are met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer (depending on the delivery conditions) and acceptance of the product has been obtained. Examples of delivery conditions are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’, where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer and where title and risk for the goods pass to the customer.

Revenues of transactions that have separately identifiable components are recognized based on their relative fair values. These transactions mainly occur in the segments Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses and include arrangements that require subsequent installation and training activities in order to become operable for the customer. However, since payment for the equipment is contingent upon the completion of the installation process, revenue recognition is generally deferred until the installation has been completed and the product is ready to be used by the customer in the way contractually agreed.

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

Expenses incurred for shipping and handling of internal movements of goods are recorded as cost of sales. Shipping and handling related to sales to third parties are recorded as selling expenses. When shipping and handling is part of a project and billed to the customer, then the related expenses are recorded as cost or sales. Shipping and handling billed to customers is recognized as revenues. Service revenue related to repair and maintenance activities for goods sold is recognized ratably over the service period or as services are rendered.

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

Revenue from services is recognized when the Company can reliably measure the amount of revenue and the associated cost related to the stage of completion of a contract or transaction, and the recovery of the consideration is considered probable. Royalty income from intellectual property rights, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis based on actual or reliably estimated sales made by a licensees. Royalty income from an agreement with lump-sum consideration is recognized on accrual basis based on the contractual terms and substance of the relevant agreement with a licensee.

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to costs are deferred and recognized in the Statement of income as a reduction of the related costs over the period necessary to match them with the costs that they are intended to compensate. Grants related to assets are deducted from the cost of the asset and presented net in the Statement of financial position.

Income taxes

Income taxes comprises current and deferred tax. Income taxes is recognized in the Statement of income except to the extent that it relates to items recognized directly within equity or in Other comprehensive income. Current taxes is the expected taxes payable on the taxable income for the year, using tax rates enacted or substantively-enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Tax liabilities are recognized when it is considered probable that there will be a future outflow of funds to a taxing authority. In such cases, provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This assessment relies on

Annual Report 2016      129

Group financial statements 10.10

estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the income tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are recognized, using the balance sheet method, for the expected tax consequences of temporary differences between the carrying amounts of assets and liabilities and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill; the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries, joint ventures and associates where the reversal of the respective temporary difference can be controlled by the Company and it is probable that it will not reverse in the foreseeable future. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividend in the foreseeable future and for undistributed earnings of unconsolidated companies to the extent that these withholding taxes are not expected to be refundable or deductible. Changes in tax rates are reflected in the period when the change has been enacted or substantively enacted by the reporting date.

Further information on income tax can be found in note 8, Income taxes.

Provisions

Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation, the amount can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money. The increase in the provision due to passage of time is recognized as interest expense. The accounting and presentation for some of the Company’s provisions is as follows:

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

Further information on provisions can be found in note 19, Provisions.

130      Annual Report 2016

Group financial statements 10.10

Goodwill

The measurement of goodwill at initial recognition is described under Basis of consolidation note. Goodwill is subsequently measured at cost less accumulated impairment losses. Further information on goodwill can also be found in note 11, Goodwill.

Intangible assets other than goodwill

Acquired finite-lived intangible assets are amortized using the straight-line method over their estimated useful life. The useful lives are evaluated annually. Intangible assets are initially capitalized at cost, with the exception of intangible assets acquired as part of a business combination, which are capitalized at their acquisition date fair value.

The Company expenses all research costs as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized as an intangible asset if the product or process is technically and commercially feasible, the Company has sufficient resources and the intention to complete development and can measure the attributable expenditure reliably.

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

Further information on intangible assets other than goodwill can be found in note 12, Intangible assets excluding goodwill.

Discontinued operations and non-current assets held for sale

Non-current assets (disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

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

Non-current assets held for sale and discontinued operations are carried at the lower of carrying amount or fair value less cost of disposal. Any gain or loss from disposal, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the Consolidated financial statements and related notes for all periods presented. Comparatives in the balance sheet are not represented when a non-current asset or disposal group is classified as held for sale. Comparatives are represented for presentation of discontinued operations in the Statement of cash flow and Statement of income.

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

Further information on discontinued operations and non-current assets held for sale can be found in note 3, Discontinued operations and other assets classified as held for sale.

Impairment

Impairment of goodwill and intangible assets not yet ready for use

Goodwill and intangible assets not yet ready for use are not amortized but tested for impairment annually and whenever impairment indicators require. In most cases the Company identified its cash generating units for goodwill at one level below that of an operating segment. Cash flows at this level are substantially independent from other cash flows and this is the lowest level at which goodwill is monitored by the Executive Committee. In 2016 the Company performed and completed annual impairment tests in the second quarter, in line with all years presented in the Statement of income, and in the fourth quarter. The additional impairment test at year-end was performed in view of the change in the date of test from second quarter to fourth quarter, as from 2017, to better align it with planning and forecasting cycles. An impairment loss is recognized in the Statement of income whenever and

Annual Report 2016      131

Group financial statements 10.10

to the extent that the carrying amount of a cash-generating unit exceeds the unit’s recoverable amount, which is the greater of its value in use and fair value less cost of disposal. Value in use is measured as the present value of future cash flows expected to be generated by the asset.

Further information on impairment of goodwill and intangible assets not yet ready for use can be found in note 11, Goodwill.

Impairment of non-financial assets other than goodwill, intangible assets not yet ready for use, inventories and deferred tax assets

Non-financial assets other than goodwill, intangible assets not yet ready for use, inventories and deferred tax assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset with the greater of its value in use and fair value less cost of disposal. Value in use is measured as the present value of future cash flows expected to be generated by the asset. Fair value less cost of disposal is measured as the amount obtained from a sale of an asset in an arm’s length transaction, less costs of disposal. If the carrying amount of an asset is deemed not recoverable, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the recoverable amount. The review for impairment is carried out at the level where cash flows occur that are independent of other cash flows.

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

If objective evidence indicates that financial assets that are carried at cost, such as loans and receivables, need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their fair value, which is based on estimated future cash flows discounted at the asset’s original effective interest rate. Any impairment loss is charged to the Statement of income.

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

Further information on business combinations can be found in note 13, Other financial assets.

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

132      Annual Report 2016

Group financial statements 10.10

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

Further information on business combinations can be found in note 4, Acquisitions and divestments.

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

Investments in associates

Associates are all entities over which the Company has significant influence, but no control. Significant influence is presumed with a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The carrying amount of an investment includes the carrying amount of goodwill identified on acquisition. An impairment loss on such investment is allocated to the investment as a whole.

The Company’s share of the net income of these companies is included in Results relating to investments in associates in the Statement of income, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases. Dilution gains and losses arising from investments in associates are recognized in the Statement of income as part of Other results relating to investments in associates. When the Company’s share of losses exceeds its interest in an associate, the carrying amount of that interest (including any long-term loans) is reduced to zero and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Remeasurement differences of an equity stake resulting from gaining control over the investee previously recorded as associate are recorded under investments in associates.

Further information on investments in associates can be found in note 5, Interests in entities.

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

Foreign currency differences arising from translations are recognized in the Statement of income, except for available-for-sale equity investments which are recognized in Other comprehensive income. If there is an impairment which results in foreign currency differences being recognized, then these differences are reclassified from Other comprehensive income to the Statement of income.

Annual Report 2016      133

Group financial statements 10.10

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

Further information on cash and cash equivalents can be found in note 30, Details of treasury / other financial risks.

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

Philips derecognizes receivables on entering into factoring transactions if Philips has transferred substantially all risks and rewards or if Philips does not retain control over receivables.

Further information on receivables can be found in note 16, Receivables.

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

134      Annual Report 2016

Group financial statements 10.10

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

Further information on other non-current financial assets can be found in note 13, Other financial assets.

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

Call options on own shares are treated as equity instruments in accordance with International Financial Reporting Standards criteria.

Dividends are recognized as a liability in the period in which they are declared and approved by Shareholders. The income tax consequences of dividends are recognized when a liability to pay the dividend is recognized.

The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to acquire (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. As of December 31, 2016, no preference shares have been issued.

Further information on equity can be found in note 17, Equity.

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

Annual Report 2016      135

Group financial statements 10.10

were accumulated in Other comprehensive income are recognized immediately in the same line item as they relate to in the Statement of income.

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

Property, plant and equipment

The costs of property, plant and equipment comprise all directly attributable costs (including the cost of material and direct labor).

Depreciation is generally calculated using the straight-line method over the useful life of the asset. Gains and losses on the sale of property, plant and equipment are included in Other Business Income. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless leading to an extension of the original lifetime or capacity.

Plant and equipment under finance leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The gain realized on sale and operating leaseback transactions that are concluded based upon market conditions is recognized at the time of the sale in Other Business Income, in the Consolidated statements of income.

Further information on property, plant and equipment can be found in note 10, Property, plant and equipment.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion and the normal capacity of production facilities. Costs of idle facility and abnormal waste are expensed. The cost of inventories is determined using the first-in, first-out (FIFO) method. Inventory is reduced for the estimated losses due to obsolescence. This reduction is determined for groups of products based on sales in the recent past and/or expected future demand.

Further information on inventories can be found in note 15, Inventories.

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

A defined-benefit plan is a post-employment benefit plan other than a defined-contribution plan. Plans for which the Company has no legal or constructive obligation to pay further amounts, but to which it does pay non-fixed contributions, are also treated as a

136      Annual Report 2016

Group financial statements 10.10

defined-benefit plan. The net pension asset or liability recognized in the Consolidated balance sheets in respect of defined-benefit post-employment plans is the fair value of plan assets less the present value of the projected defined-benefit obligation at the balance sheet date. The defined-benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. Recognized assets are limited to the present value of any reductions in future contributions or any future refunds. The net pension liability is presented as a long-term provision, no distinction is made for the short-term portion.

For the Company’s major plans, a full discount rate curve of high-quality corporate bonds is used to determine the defined-benefit obligation. The curves are based on Towers Watson’s RATE:Link methodology which uses data of corporate bonds rated AA or equivalent. For the other plans a single point discount rate is used based on corporate bonds for which there is a deep market and the plan’s maturity. Plans in countries without a deep corporate bond market use a discount rate based on the local sovereign curve and the plan’s maturity.

Pension costs in respect of defined-benefit post-employment plans primarily represent the increase of the actuarial present value of the obligation for post-employment benefits based on employee service during the year and the interest on the net recognized asset or liability in respect of employee service in previous years.

Remeasurements of the net defined-benefit asset or liability comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (excluding interest). The Company recognizes all remeasurements in Other comprehensive income.

The Company recognizes gains and losses on the settlement of a defined-benefit plan when the settlement occurs. The gain or loss on settlement is the difference between the present value of the defined-benefit obligation being settled, as determined on the date of settlement, and the settlement price, including any plan assets transferred and any payments made directly by the Company in connection with the settlement. In this respect, the amount of the plan assets transferred is adjusted for the effect of the asset ceiling. Past service costs following from the introduction of a change to the benefit payable under a plan or a significant reduction of the number of employees covered by a plan (curtailment), are recognized in full in the Statement of income.

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

Further information on employee benefit accounting can be found in note 20, Post-employment benefits.

Share-based payment

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in note 27, Share-based compensation.

The grant-date fair value of equity-settled share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the vesting period of the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant-date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant-date fair value.

No expense is recognized for awards that do not ultimately vest because non-market performance and/ or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

Annual Report 2016      137

Group financial statements 10.10

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (further details are given in note 9, Earnings per share).

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

Financial expenses comprise interest expenses on borrowings, unwinding of the discount on provisions and contingent consideration, losses on disposal of available-for-sale financial assets, net fair value losses on financial assets at fair value through profit or loss, impairment losses recognized on financial assets (other than trade receivables), net interest expenses related to defined-benefit plans and net losses on foreign exchange impacts that are recognized in the Statement of income.

Further information on financial income and expenses can be found in note 7, Financial income and expenses.

Financial guarantees

The Company recognizes a liability at the fair value of the obligation at the inception of a financial guarantee contract if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The guarantee is subsequently measured at the higher of the best estimate of the obligation or the amount initially recognized.

Cash flow statements

Cash flows arising from transactions in a foreign currency are translated in the Company’s functional currency using the exchange rate at the date of the cash flow. Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from other derivative instruments are classified as investing cash flows.

Segment information

Operating segments are components of the Company’s business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the Executive Committee of the Company). The Executive Committee decides how to allocate resources and assesses performance. Reportable segments comprise the operating segments Personal Health businesses, Diagnosis & Treatment businesses, Connected Care & Health Informatics businesses and Lighting. HealthTech Other and Legacy Items are segments but not separate reportable segments and hold, among others, the Emerging Businesses and Innovation businesses, headquarters overhead, regional/country organization expenses and separation costs. Segment accounting policies are the same as the accounting policies applied by the Company.

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

Further information on earnings per share can be found in note 9, Earnings per share.

New standards and interpretations

IFRS accounting standards adopted as from 2016

Changes to policies, following from amendments to standards, interpretations and the annual improvement cycles, effective 2016, did not have a material impact on the Group financial statements.

IFRS accounting standards to be adopted as from 2017 and onwards

A number of new standards and amendments to existing standards have been published and are mandatory for the Company beginning on or after January 1, 2017 or later periods, and the Company has not early adopted them. Those which may be the most relevant to the Company are set out below. Changes to other standards, following from amendments and the annual improvement cycles, are not expected to have a material impact on the Company’s financial statements.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement.

138      Annual Report 2016

Group financial statements 10.10

IFRS 9 adds a new expected loss impairment model and amendments to classification and measurement for financial assets. The impairment model is based on the concept of providing for expected losses at inception of a contract, except in the case of purchased or originated credit-impaired financial assets, where expected credit losses are incorporated into the effective interest rate.

The standard supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. It is endorsed by the EU. The Company is currently in the process of implementing the new Standard, and based on its current assessment of the potential impact of adoption of IFRS 9 based on its positions at 31 December 2016 and hedging relationships designated during 2016 under IAS 39, the following is noted:

Classification

At this moment the Company does not believe that the new classification requirements will have a material impact on its accounting for trade receivables, loans, investments in debt securities and investments in equity securities that are managed on a fair value basis. At 31 December 2016, the Company had equity investments classified as available-for-sale with a fair value of approximately EUR 140 million that are held for long-term strategic purposes. The Company did not make a decision yet as to classify these investments as fair-value-through-other-comprehensive-income (FVOCI) or fair-value-through-profit-or-loss (FVTPL) financial assets, assuming these investments continue to be held for the same purpose at initial application of IFRS 9.

On the classification of financial liabilities under IFRS 9 the Company’s current assessment did not indicate any material impact.

Impairment

IFRS 9 requires the Company to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis.

While the group has not yet undertaken a detailed assessment of how its impairment provisions would be affected by the new model, it may result in an earlier recognition of credit losses.

Hedge accounting

The Company’s current plan is that it will elect to apply the new hedge accounting requirements of IFRS 9 rather than to make the accounting policy choice to continue the IAS 39 requirements.

Under IFRS 9 the Company should ensure that hedge accounting relationships are aligned with the Company’s risk management objectives and strategy including a more qualitative and forward-looking approach to assessing hedge effectiveness. Under the new model, it is possible that more risk management strategies, particularly those involving hedging a risk component (other than foreign currency risk) of a non-financial item, will be likely to qualify for hedge accounting. The Company currently does not undertake hedges of such risk components.

Under IAS 39, the change in fair value of the forward element of the forward exchange contracts (“forward points”) is recognized immediately in profit or loss. On adoption of IFRS 9, the Company may elect for the forward points to be separately accounted for as a cost of hedging. In this case, they would be recognized in Other comprehensive income and accumulated in a cost of hedging reserve as a separate component within equity and accounted for subsequently like gains and losses accumulated in the cash flow hedge reserve.

The Company’s current assessment indicated that the types of hedge accounting relationships that the Company currently designates should be capable of meeting the requirements of IFRS 9 if the Company completes certain planned changes to its internal documentation and monitoring processes. While the Company will have to finalize the detailed assessment, it would appear that the Company’s current hedge relationships would qualify as continuing hedges upon the adoption of IFRS 9. Accordingly, the Company does not expect a significant impact on the accounting for its hedging relationships.

Transition

Changes in accounting policies resulting from the adoption of IFRS 9 will generally be applied retrospectively, however the guidance allows certain exemptions on retrospective application. The Company has not made a decision yet in relation to the exemptions and elections that IFRS 9 allows.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 specifies how and when revenue is recognized as well as prescribing more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue related interpretations.

The new standard provides a single, principles-based five-step model to be applied to all contracts with customers. Furthermore, it provides new guidance on whether revenue should be recognized at a point in time or over time. The standard also introduces new guidance on costs of fulfilling and obtaining a contract, specifying the circumstances in which such costs should be capitalized. Costs that do not meet the criteria must be expensed when incurred.

Annual Report 2016      139

Group financial statements 10.10

The Company has completed an initial assessment of the potential impact of the adoption of IFRS 15 on its consolidated financial statements. The main aspects of the impact assessment are mentioned below:

General

Revenues of transactions that have separately identifiable components are currently recognized based on the relative fair value of the components and mainly occur in the segments Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses. Under IFRS 15, the total consideration of a sale transaction will be allocated to the different elements based on their relative stand-alone selling prices. These prices will be determined based on the country list prices (including standard discounts where applicable) at which the Company sells the elements in separate transactions. If these country list prices are not available Philips will use either the adjusted market assessment approach or the expected costs plus a margin approach. The residual approach is only permissible in limited circumstances.

The Company performed an initial comparison of the fair value and the stand-alone selling prices of the identified components. Based on the initial assessment, these amounts are broadly the same, therefore the Company at this stage does not anticipate material differences in the revenue recognition under multiple component accounting.

Sale of goods

For the sale of products in the segments Personal Health businesses and Lighting, revenue is currently recognized when goods are delivered to the customer, which is the point in time at which the customer accepts the goods and the related risks and rewards of ownership are transferred. Revenue is only recognized at this moment after other requirements are also met, such as no continuing management involvement with goods, revenue and costs can be reliably measured and probable recovery of the considerations. Under IFRS 15, revenue will be recognized when a customer obtains control of the goods. The overall revenue recognition requirements are captured in the steps of the five-step model.

Based on the initial assessment, the Company did not identify material differences for the mentioned segments, between the transfer of control and the current transfer of risk and rewards. As such, at this stage the Company does not anticipate material differences in the timing of revenue recognition for the sale of products.

Rendering of services

Especially within the segments Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses, the Company currently recognizes revenue from services when the inflow of the amounts involved are deemed probable and revenue and associated costs related to the stage of completion of a contract or transaction can be reliably measured. Furthermore, revenue from services is deferred and recognized in the Statement of income over the period during which the service is rendered. Under IFRS 15, revenue will be recognized when a customer obtains control of the services, which can be at a point in time or over time. For each performance obligation satisfied over time, revenue needs to be recognized by measuring the progress towards complete satisfaction of that performance obligation at the end of each reporting period.

Based on the initial assessment, the Company did not identify material differences between its current accounting treatment and IFRS 15, with respect to the timing of revenue recognition of service revenues.

Royalty income

Currently the Company recognizes revenue from intellectual property (IP) royalties, which is normally generated based upon a percentage of sales or a fixed amount per product sold, on an accrual basis based on actual or reliably estimated sales made by the licensees. Revenue generated from an agreement with lump-sum consideration is recognized on accrual basis based on the contractual terms and substance of the relevant agreement with a licensee. Under IFRS 15, revenues from the license of intellectual property should be recognized based on a right to access the intellectual property or a right to use the intellectual property approach. Under the first option revenue should be recognized over time while under the second option revenue should be recognized at a point in time.

Based on the initial assessment, the Company has identified a potential impact on revenues originating from its IP royalties (Segment HealthTech Other). The potential impact is mainly related to a change in timing of revenue recognition which, under IFRS 15, could be recognized in the Statement of income at an earlier point in time rather than over time under the current methodology.

The Company is currently performing a detailed analysis on a contract by contract basis, to assess the related impact.

Costs of obtaining a contract

Under IFRS 15, the incremental costs of obtaining a contract with a customer are recognized as an asset if the entity expects to recover them. Under the current guidance these costs are expensed when incurred.

The Company identified certain sales commissions that are typical for transactions in the segments Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses to be incremental costs of obtaining a contract. The Company is currently assessing the exact amounts involved as well as the appropriate time in which capitalized contract costs should be amortized.

140      Annual Report 2016

Group financial statements 10.10

The Company has significant commission costs that are currently expensed as incurred, hence the IFRS 15 guidance means a change to current practice.

Transition

The Company plans to adopt IFRS 15 in its consolidated financial statements for the year ending December 31, 2018, using the modified retrospective transition approach upon initial adoption of IFRS 15, applying the standard only to contracts that are not completed as of the date of initial application. This would mean that comparative figures will not be restated and that additional clarifying disclosures will be presented in the Annual Report 2018.

IFRS 15 must be applied for periods beginning on or after January 1, 2018. It is endorsed by the EU (except for the Clarifications to IFRS 15 issued by the IASB in April 2016).

IFRS 16 Leases

For lessees, IFRS 16 requires most leases to be recognized on-balance (under a single model), eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations.

Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and is depreciated accordingly. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. If the interest rate implicit in the lease cannot be readily determined then the incremental borrowing rate should be used for discounting. The liability accrues interest. As with current IAS 17, under IFRS 16 lessors classify leases as operating or finance in nature.

IFRS 16 must be adopted for periods beginning on or after January 1, 2019, with earlier adoption permitted if the abovementioned IFRS 15 has also been adopted. IFRS 16 is not yet endorsed by the EU.

The Company is currently assessing the impact of the new standard. So far, the most significant impact identified is that the Company will recognize assets and liabilities for its operating leases of real estate, while further assessment is ongoing for other operating leases. In this respect, the Company identified almost EUR 1 billion of off-balance operating lease obligations (undiscounted) per December 31, 2016. In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. No significant impact is expected for the Company’s finance leases.

The Company has not yet determined whether to early adopt or not and which transition approach to apply, and has not yet decided whether it will use any of the optional exemptions.

Annual Report 2016      141

Group financial statements 10.10

Information by segment and main country

Philips Group

Information on income statement in millions of EUR unless otherwise stated

2014 - 2016

	sales	sales including intercompany	depreciation and amortization1)	Adjusted income from operations1)

2016
Personal Health	7,099	7,119	(385)	1,092
Diagnosis & Treatment	6,686	6,741	(229)	594
Connected Care & Health Informatics	3,158	3,213	(184)	322
HealthTech Other	478	620	(177)	(120)
Lighting	7,094	7,115	(291)	542
Legacy Items	1	6	(1)	(195)
Inter-segment eliminations		(298)

Philips Group	24,516	24,516	(1,267)	2,235
2015
Personal Health	6,751	6,764	(375)	885
Diagnosis & Treatment	6,484	6,531	(249)	377
Connected Care & Health Informatics	3,022	3,080	(198)	227
HealthTech Other	503	657	(156)	64
Lighting	7,438	7,481	(309)	441
Legacy Items	46	84	6	(622)
Inter-segment eliminations		(353)

Philips Group	24,244	24,244	(1,281)	1,372
2014
Personal Health	5,948	5,958	(334)	758
Diagnosis & Treatment	5,284	5,304	(177)	374
Connected Care & Health Informatics	2,684	2,717	(168)	(106)
HealthTech Other	487	627	(123)	51
Lighting	6,874	6,932	(382)	133
Legacy Items	114	154	(3)	(389)
Inter-segment eliminations		(301)

Philips Group	21,391	21,391	(1,187)	821

1)	Includes all depreciation and amortization. For the definition of Adjusted income from operations and for the amortization not included in Adjusted income from operations, refer to table below

In 2016, Philips established two stand-alone companies focused on the HealthTech and Lighting opportunities. As part of this separation, Philips has changed the way it allocates resources and analyzes its performance based on a new segment structure. Accordingly, from 2016 the reportable segments for the purpose of the disclosures required by IFRS 8 Operating Segments are Personal Health businesses, Diagnosis & Treatment businesses, Connected Care & Health Informatics businesses and Lighting, each being responsible for the management of its business worldwide. Additionally, HealthTech Other and Legacy Items are included.

The internal management report provided to the chief operating decision maker (the Executive Committee of the Company) has had changes in 2016. Accordingly the disclosure in this note has been updated. The key segmental performance measure provided in the internal management report to the chief operating decision maker (the Executive Committee of the Company) is Adjusted income from operations1). Management believes it is the most relevant measure to evaluate the results of the segments.

The Company uses the terms EBIT and Adjusted income from operations1) to evaluate the performance of the Philips Group and its operating segments. The term EBIT has the same meaning as Income from operations and the term EBITA1) has the same meaning as Adjusted income from operations1). Adjusted income from operations1) represents income from operations before amortization and impairment on intangible assets (excluding software and capitalized development expenses). Referencing Adjusted income from operations1) is considered appropriate as the Company uses it as one of its strategic drivers to increase profitability through re-allocation of its resources towards opportunities offering more consistent and higher returns and it will make the underlying performance of our businesses more transparent as it will not be distorted by the unpredictable effects of future, unidentified acquisitions.

Adjusted income from operations1) is not a financial measure in accordance with IFRS. Below is a reconciliation of Adjusted income from operations1) to the most directly comparable IFRS measure, Net

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to below.

142      Annual Report 2016

Group financial statements 10.10

income, for the years indicated. Certain income and expense line items are monitored on a centralized basis and are not allocated to segments, resulting in them being shown on a Philips Group level only.

Transactions between the segments mainly related to services provided by HealthTech Other to the other segments. The pricing of such transactions was at cost or determined on an arm’s length basis.

Philips has no single external customer that represents 10% or more of sales.

Philips Group

Net income to Adjusted income from operations in millions of EUR

2014 - 2016

	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	HealthTech Other	Lighting	Legacy Items

2016
Net Income	1,491
Discontinued operations, net of income taxes	(416)
Investments in associates, net of income taxes	(13)
Income tax expense	327
Financial expenses	569
Financial income	(76)

Income from operations (EBIT)	1,882	953	546	275	(129)	432	(195)
Amortization of intangible assets1)	350	139	48	47	9	108	(1)
Impairment of goodwill	3	—	—	—	—	2	1

Adjusted income from operations	2,235	1,092	594	322	(120)	542	(195)
2015
Net Income	659
Discontinued operations, net of income taxes	(245)
Investments in associates, net of income taxes	(30)
Income tax expense	239
Financial expenses	467
Financial income	(98)

Income from operations (EBIT)	992	736	322	173	49	334	(622)
Amortization of intangible assets1)	380	149	55	54	15	107	—
Impairment of goodwill	—	—	—	—	—	—	—

Adjusted income from operations	1,372	885	377	227	64	441	(622)
2014
Net Income	411
Discontinued operations, net of income taxes	(190)
Investments in associates, net of income taxes	(62)
Income tax expense	26
Financial expenses	415
Financial income	(114)

Income from operations (EBIT)	486	620	349	(157)	37	25	(388)
Amortization of intangible assets1)	332	138	25	50	14	106	(1)
Impairment of goodwill	3	—	—	1	—	2	—

Adjusted income from operations	821	758	374	(106)	51	133	(389)

1)	Excluding amortization of software and product development.

Annual Report 2016      143

Group financial statements 10.10

Philips Group

Main countries in millions of EUR

2014 - 2016

	sales1)	tangible and intangible assets2)

2016
Netherlands	688	1,007
United States	7,713	9,425
China	2,811	1,167
Germany	1,372	201
Japan	1,134	492
France	833	45
India	804	121
Other countries	9,161	2,147

Total main countries	24,516	14,605
2015
Netherlands	639	970
United States	7,522	9,291
China	2,774	1,194
Germany	1,357	170
Japan	992	455
France	806	48
India	845	134
Other countries	9,309	2,276

Total main countries	24,244	14,538
2014
Netherlands	594	937
United States	6,160	7,649
China	2,362	1,135
Germany	1,351	153
Japan	908	379
France	839	52
United Kingdom	722	594
Other countries	8,455	1,722

Total main countries	21,391	12,621

1)	The sales are reported based on country of destination.
2)	Includes Property plant and equipment, Intangible assets excluding goodwill and Goodwill

Discontinued operations and other assets classified as held for sale

Discontinued operations included in the Consolidated statements of income and cash flows consist of the combined Lumileds and Automotive businesses, the Audio, Video, Multimedia & Accessories business and certain divestments formerly reported as discontinued operations.

Discontinued operations: Combined Lumileds and Automotive businesses

The combined businesses of Lumileds and Automotive were reported as discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows, with the related assets and liabilities as per the end of November 2014 included as Assets classified as held for sale and Liabilities directly associated with assets held for sale in the Consolidated balance sheet.

In January 2016, Philips announced that the transaction with Go Scale Capital has been terminated despite efforts to mitigate the concerns of the Committee on Foreign Investment in the United States (‘CFIUS’).

Philips announced December 12, 2016 that it has signed an agreement to sell an 80.1% interest in Lumileds, a leading supplier of LED components and automotive lighting, to certain funds managed by affiliates of Apollo Global Management, LLC (NYSE: APO). Philips will retain the remaining 19.9% interest in Lumileds.

The following table summarizes the results of the combined businesses of Lumileds and Automotive included in the Consolidated statements of income as discontinued operations.

144      Annual Report 2016

Group financial statements 10.10

Philips Group

Results of combined Lumileds and Automotive Lighting businesses in millions of EUR

2014 - 2016

	2014	2015	2016

Sales	1,416	1,619	1,711
Costs and expenses	(1,202)	(1,320)	(1,376)

Income before taxes	214	299	335
Income tax expense	(73)	(53)	(53)

Results from discontinued operations	141	246	282

Upon disposal, the associated currency translation differences, part of Shareholders’ equity, will be recognized in the Consolidated statement of income. At December 31, 2016, the estimated release amounts to a EUR 63 million gain.

The following table presents the assets and liabilities of the combined Lumileds and Automotive business, as Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale in the Consolidated balance sheet as from 2015.

Philips Group

Assets and liabilities of combined Lumileds and Automotive Lighting businesses in millions of EUR

2015 - 2016

	2015	2016

Property, plant and equipment	762	909
Intangible assets including goodwill	379	450
Inventories	285	289
Accounts receivable	314	323
Other assets	34	69

Assets classified as held for sale	1,774	2,040
Accounts payable	(192)	(183)
Provisions	(39)	(56)
Other liabilities	(170)	(269)

Liabilities directly associated with assets held for sale	(401)	(508)

Discontinued operations: Other

Certain results of other divestments, reported as discontinued operations are included, with a net gain of EUR 134 million in 2016 (2015: a net loss of EUR 1 million; 2014: a net gain of EUR 49 million).

The main result in 2016 related to the court decision in favor of Philips in an arbitration case against Funai Electric Co., Ltd. Philips started the arbitration after it terminated the agreement to transfer the Audio, Video, Media & Accessories business to Funai following a breach of contract by Funai. As a consequence the court ordered Funai to pay EUR 144 million, which includes disbursements and interest, as compensation for damages. The amount was received in Q2 2016.

Other assets classified as held for sale

Assets and liabilities directly associated with assets held for sale relate to property, plant and equipment for an amount of EUR 87 million (December 31, 2015: EUR 1 million) and businesses’ net assets classified as held for sale amounted to EUR 36 million at December 31, 2016 (December 31, 2015 EUR 28 million).

In 2016 assets held for sale of property, plant and equipment had an impairment of EUR 25 million and businesses’ net assets classified as held for sale had a goodwill impairment of EUR 2 million.

In 2016, divested property, plant and equipment assets held for sale amounted to EUR 7 million, with proceeds of EUR 19 million. Businesses divested net assets classified as held for sale amounted to EUR 41 million. The businesses divested had proceeds of EUR 44 million.

In 2015, divested property, plant and equipment assets held for sale amounted to EUR 43 million, with proceeds of EUR 88 million. Other non-current financial assets divested classified as held for sale amounted to EUR 20 million, with proceeds of EUR 20 million. Businesses divested net assets classified as held for sale amounted to EUR 9 million. The businesses divested had proceeds of EUR 59 million.

Acquisitions and divestments

2016

Acquisitions

Philips completed two acquisitions in 2016. These acquisitions involved an aggregated net cash outflow of EUR 168 million.

Divestments

Philips completed six divestments during 2016. The six divestments involved an aggregated cash consideration of EUR 43 million.

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

Transaction-related costs that were recognized in General and administrative expenses amounted to EUR 15 million. As of February 17, 2015, Volcano was 100% consolidated as part of the Diagnosis & Treatment

Annual Report 2016      145

Group financial statements 10.10

businesses segment. The condensed balance sheet of Volcano, immediately before and after the acquisition was as follows:

Volcano

Balance sheet in millions of EUR

2015

	before acquisition date	after acquisition date

Goodwill	133	627
Other intangible assets	87	320
Property, plant and equipment	105	105
Other assets	80	50
Other liabilities	(41)	(142)
Working Capital	112	156
Cash	158	158

Total assets and liabilities	634	1,274

Group Equity	(219)	(1,250)
Loans	(415)	(24)

Financed by	(634)	(1,274)

The goodwill was primarily related to synergies expected to be achieved from integrating Volcano within the Diagnosis & Treatment businesses segment. The goodwill was not tax-deductible. Other intangible assets were comprised of the following:

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

IPO Philips Lighting

In May and June 2016, the Company sold 28.775% of its interest in Philips Lighting (a wholly owned subsidiary of the Company) through an IPO (involving 28.75% of the shares) and transactions with the CEO and CFO of Philips Lighting (involving 0.025% of the shares), reducing its remaining interest in Philips Lighting to 71.225%. This transaction involved cash proceeds of EUR 863 million and EUR 38 million transaction costs spend. This partial divestment transaction did not impact the profit and loss account of the Company, as Philips Lighting continues to be fully consolidated.

The transactions had a positive impact on Shareholders’ equity of the Company of EUR 109 million. This amount is based on:

•	the difference between the proceeds and the carrying value of the 28.775% stake in Philips Lighting (gain of EUR 163 million);

•	costs related to the IPO which were directly recognized in Shareholders’ equity (loss of EUR 38 million) and;

•	certain reallocations of Other comprehensive income items to Non-controlling interests (loss of EUR 16 million).

As a result of the IPO, Non-controlling interests increased by EUR 716 million. Please refer also to note 17, Equity. This amount is based on:

•	the carrying value of the 28.775% stake in Philips Lighting (increase of EUR 700 million) and;

•	certain reallocations of Other comprehensive income items from Shareholders’ equity (increase of EUR 16 million).

Prior to the IPO, the Company completed an internal legal restructuring whereby all Lighting activities were concentrated in Philips Lighting. This legal restructuring resulted in an increase of consolidated legal entities from 450 as of December 31, 2015 to 465 as of December 31, 2016.

Sales and Income from operations of Philips Lighting are reflected in the Lighting segment information included in note 2, Information by segment and main country. Certain differences exist between the Lighting segment information reported by the Company and Philips Lighting’s stand-alone Annual Report published on February 21, 2017. Differences in income from operations mainly relate to separation costs (EUR 62 million) that Philips Lighting recognizes in Income from operations, whereas these costs are reflected in the segment Legacy Items by Royal Philips.

Group companies

Set out below is a list of material subsidiaries as per December, 31 2016 representing greater than 5% of either the consolidated group sales, income from operations or net income (before any intra-group eliminations). All of the entities are fully consolidated in

146      Annual Report 2016

Group financial statements 10.10

the group accounts of the Company. Entities that are 100% owned by Philips Lighting are consequently 71.225% owned by Koninklijke Philips N.V. The remaining entities are 100% owned by the Company.

It is noted that Philips reduced its interest in Philips Lighting to approximately 55.180% as per February 8, 2017. Please refer to note 31, Subsequent events

Philips Group

Interests in group companies in alphabetical order

2016

Legal entity name	Principal country of business

Invivo Corporation	United States
Lifeline Systems Company	United States
Lumileds International B.V.	Netherlands
Lumileds LLC	United States
Lumileds Malaysia Sdn. Bhd.	Malaysia
Philips (China) Investment Company, Ltd.	China
Philips Consumer Lifestyle B.V.	Netherlands
Philips Electronics Hong Kong Limited	Hong Kong
Philips Electronics Nederland B.V.	Netherlands
Philips Electronics North America Corporation	United States
Philips GmbH	Germany
Philips Holding USA Inc.	United States
Philips International B.V.	Netherlands
Philips Lighting B.V.1)	Netherlands
Philips Lighting Holding B.V.1)	Netherlands
Philips Lighting Hong Kong Limited1)	Hong Kong
Philips Lighting North America Corporation1)	United States
Philips Medical Systems (Cleveland), Inc.	United States
Philips Medical Systems Nederland B.V.	Netherlands
Philips Medizin Systeme Böblingen GmbH	Germany
Philips Oral Healthcare, LLC	United States
Philips Ultrasound, Inc.	United States
RIC Investments, LLC	United States
The Genlyte Group Incorporated1)	United States
Volcano Corporation	United States

1)	Owned by Philips Lighting

Information related to Non-controlling interests (NCI)

In total, five consolidated subsidiaries are not wholly owned by the Company. Group companies that have significant Non-controlling interests are Philips Lighting (NCI 28.775%) and General Lighting Company (GLC, NCI 49%). The following is combined summarized financial information for Philips Lighting and GLC. The information is before inter-company eliminations with other companies in the Group.

Philips Group

Summarized financial information for Philips Lighting and GLC

in millions of EUR

2016

	2016

	Philips Lighting	GLC

Sales to thirds	7,115	203
Net income	185	(11)

Current assets	3,660	183
Non-current assets	3,795	239
Current liabilities	(2,357)	(126)
Non-current liabilities	(2,290)	(206)

Net assets	2,808	90

Cashflow from operating activity	505	22
Cashflow from investment activity	(62)	(5)
Cashflow from financing activity	506	(16)

Net increase in cash and cash equivalents	949	1

Investments in associates

Philips has investments in a number of associates, none of them are regarded as individually material.

The changes during 2016 are as follows:

Philips Group

Investments in associates in millions of EUR

2016

Total investments

Balance as of January 1, 2016	181
Changes:
Acquisitions/additions	34
Share in income	19
Share in other comprehensive income	(1)
Dividends declared	(48)
Other	5

Balance as of December 31, 2016	190

Involvement with unconsolidated structured entities

Philips founded three Philips Medical Capital (PMC) entities, in the United States, France and Germany, in which Philips holds a minority interest. Philips Medical Capital, LLC in the United States is the most significant entity. PMC entities provide healthcare equipment financing and leasing services to Philips customers for diagnostic imaging equipment, patient monitoring equipment, and clinical IT systems.

The Company concluded that it does not control, and therefore should not consolidate the PMC entities. In the United States, PMC operates as a subsidiary of De Lage Landen Financial Services, Inc. The same set up and treatment is applied to the PMC entities in the other countries, with other majority shareholders. Operating agreements are in place for all PMC entities, whereby acceptance of sales and financing transactions resides with the respective majority shareholder. After acceptance of a transaction by PMC, Philips transfers significant risk and rewards and does not retain any obligations towards PMC or its customers.

Annual Report 2016      147

Group financial statements 10.10

At December 31, 2016, Philips’ stake in Philips Medical Capital, LLC amounted to EUR 25 million (December 31, 2015: EUR 30 million). Philips sold equipment and non-recourse third-party receivables to PMC US amounting to EUR 250 million in 2016 (2015: EUR 255 million; 2014: EUR 220 million).

Income from operations

For information related to Sales on a segment and geographical basis, see note 2, Information by segment and main country.

Philips Group

Sales and costs by nature in millions of EUR

2014 - 2016

	2014	2015	2016

Sales	21,391	24,244	24,516

Costs of materials used	(7,296)	(8,446)	(8,045)
Employee benefit expenses	(6,080)	(7,107)	(7,005)
Depreciation and amortization	(1,187)	(1,281)	(1,267)
Shipping and handling	(741)	(806)	(772)
Advertising and promotion	(913)	(1,000)	(1,085)
Lease expense 1)	(318)	(324)	(324)
Other operational costs 2)	(4,156)	(4,375)	(4,160)
Impairment of goodwill	(3)	0	(3)
Other business income (expenses)	(211)	87	27

Income from operations	486	992	1,882

1)	Lease expense includes EUR 39 million (2015: EUR 35 million, 2014: EUR 35 million) of other costs, such as fuel and electricity, and taxes to be paid and reimbursed to the lessor
2)

Other operational costs contain items which are dissimilar in nature and individually insignificant in amount to disclose separately. These costs contain among others expenses for outsourcing services, mainly in IT and HR, 3rd party workers, consultants, warranty, patents, costs for travelling, external legal services and EUR 95 million government grants recognized in 2016 (2015: EUR 66 million, 2014: EUR 45 million). The grants mainly relate to research and development activities and business development.

Sales composition

Philips Group

Sales composition in millions of EUR

2014 - 2016

	2014	2015	2016

Goods	17,972	20,659	20,740
Services	2,948	3,080	3,263
Royalties	471	505	513

Sales	21,391	24,244	24,516

Costs of materials used

Cost of materials used represents the inventory recognized in cost of sales.

Employee benefit expenses

Philips Group

Employee benefit expenses in millions of EUR

2014 - 2016

	2014	2015	2016

Salaries and wages1)	5,018	5,533	5,832
Post-employment benefits costs	326	780	369
Other social security and similar charges:
- Required by law	623	664	676
- Voluntary	113	130	128

Employee benefit expenses	6,080	7,107	7,005

1)	Salaries and wages includes Share-based compensation expenses.

The employee benefit expenses relate to employees who are working on the payroll of Philips, both with permanent and temporary contracts.

For further information on post-employment benefit costs, see note 20, Post-employment benefits.

For details on the remuneration of the members of the Board of Management and the Supervisory Board, see note 28, Information on remuneration.

Employees

The average number of employees by category is summarized as follows:

Philips Group

Employees in FTEs

2014 - 2016

	2014	2015	2016

Production	48,110	46,869	46,114
Research and development	11,714	11,462	11,380
Other	32,684	34,011	34,841

Employees	92,508	92,342	92,335
3rd party workers	12,562	13,314	12,045

Continuing operations	105,070	105,656	104,380
Discontinued operations	9,222	8,556	9,192

Employees consist of those persons working on the payroll of Philips and whose costs are reflected in the Employee benefit expenses table. 3rd party workers consist of personnel hired on a per-period basis, via external companies.

Philips Group

Employees per geographical location in FTEs

2014 - 2016

	2014	2015	2016

Netherlands	14,042	14,020	14,569
Other countries	91,028	91,636	89,811

Continuing operations	105,070	105,656	104,380
Discontinued operations	9,222	8,556	9,192

Philips Group	114,292	114,212	113,572

148      Annual Report 2016

Group financial statements 10.10

Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets, including impairments, are as follows:

Philips Group

Depreciation and amortization1) in millions of EUR

2014 - 2016

	2014	2015	2016

Depreciation of property, plant and equipment	592	582	606
Amortization of software	32	48	56
Amortization of other intangible assets	332	380	352
Amortization of development costs	231	271	253

Depreciation and amortization	1,187	1,281	1,267

1)	Includes impairments

Depreciation of property, plant and equipment is primarily included in cost of sales. Amortization of the categories of other intangible assets are reported in selling expenses for brand names and customer relationships and are reported in cost of sales for technology based and other intangible assets. Amortization of development cost is included in research and development expenses.

Shipping and handling

Shipping and handling costs are included in cost of sales and selling expenses in section 10.5, Consolidated statements of income, of this report. Further information on when costs are to be reported to cost of sales or selling expenses can be found in note 1, Significant accounting policies.

Advertising and promotion

Advertising and promotion costs are included in selling expenses in section 10.5, Consolidated statements of income, of this report.

Audit fees

The table below shows the fees attributable to the fiscal years 2014, 2015 and 2016 for services rendered by the respective Group auditors.

Philips Group

Fees in millions of EUR

2014 - 2016

	2014	2015	2016

Audit fees	14.9	15.3	16.8
- consolidated financial statements	9.6	9.8	12.1
- statutory financial statements	5.3	5.5	4.7
Audit-related fees	3.9	4.9	2.3
- acquisitions and divestments	2.4	3.6	0.9
- sustainability assurance	0.6	0.6	0.7
- other	0.9	0.7	0.7
Tax fees	0.2	1.1	0.0
- tax compliance services	0.2	1.1	0.0
All other fees	0.0	0.0	0.0
- other	0.0	0.0	0.0

Fees 1)	19.0	21.3	19.1

1)	Fees charged by the Dutch organization of the Philips Group auditor were EUR 9.8 million in 2016

Impairment of goodwill

In 2016, goodwill impairment charges amounted to EUR 3 million and mainly related to divested businesses in Lighting. In 2015 and 2014, goodwill impairment charges amounted to EUR nil million and EUR 3 million, respectively. Further information on goodwill movement can be found in note 11, Goodwill.

Other business income (expenses)

Other business income (expenses) consists of the following:

Philips Group

Other business income (expenses) in millions of EUR

2014 - 2016

	2014	2015	2016

Result on disposal of businesses:
- income	7	4	4
- expense	(2)	(5)	(7)
Result on disposal of fixed assets:
- income	18	79	21
- expense	(1)	(9)	(6)
Result on other remaining business:
- income	38	54	43
- expense	(271)	(36)	(28)

Other business income (expenses)	(211)	87	27

Total other business income	63	137	68
Total other business expense	(274)	(50)	(41)

In 2016 and 2015, the result on disposal of businesses was mainly due to divestment of non-strategic businesses.

In 2016 and 2015, the result on disposal of fixed assets was mainly due to sale of real estate assets.

In 2016 and 2015, the result on other remaining businesses mainly relates to non-core revenue and various legal matters.

In 2014 remaining business expense mainly relates to certain parts of the Cathode Ray Tube antitrust litigation as mentioned in note 25, Contingent assets and liabilities for which the Company concluded it was able to make a reliable estimate of the cash outflow or was able to reach a settlement with the relevant plaintiffs. For more details reference is made to note 19, Provisions - litigation provisions and note 25, Contingent assets and liabilities - legal proceedings.

Annual Report 2016      149

Group financial statements 10.10

Financial income and expenses

Philips Group

Financial income and expenses in millions of EUR

2014 - 2016

	2014	2015	2016

Interest income	39	48	49
Interest income from loans and receivables	22	21	17
Interest income from cash and cash equivalents	17	27	32
Dividend income from available for sale financial assets	4	6	4
Net gains from disposal of financial assets	60	20	3
Net change in fair value of financial assets at fair value through profit or loss	—	4	—
Other financial income	11	20	20

Financial income	114	98	76
Interest expense	(290)	(350)	(376)
Interest on debt and borrowings	(224)	(271)	(303)
Finance charges under finance lease contract	(7)	(7)	(7)
Interest expenses - pensions	(59)	(72)	(66)
Provision-related accretion and interest	(80)	(35)	39
Net foreign exchange losses	(1)	(11)	(16)
Impairment loss of financial assets	(17)	(46)	(27)
Net change in fair value of financial assets at fair value through profit or loss	(6)	—	(4)
Net change in fair value of financial liabilities at fair value through profit or loss	(2)	—	—
Other financial expenses	(19)	(25)	(185)

Financial expense	(415)	(467)	(569)

Financial income and expenses	(301)	(369)	(493)

Net financial income and expense showed a EUR 493 million expense in 2016, which was 124 million higher than in 2015. Net interest expense in 2016 was EUR 25 million higher than in 2015, mainly driven by higher interest expense resulting from higher average debt. The impairment charges in 2016 amounted to EUR 27 million mainly due to Corindus Vascular Robotics. Lower provision-related accretion and interest in 2016 is primarily due to the release of accrued interest as a result of the settlement of the Masimo litigation. Other financial expenses included financial charges related to the early redemption of USD bonds in October 2016 and January 2017 of EUR 91 million and EUR 62 million respectively.

Interest expense in 2015 was EUR 60 million higher than in 2014, mainly due to a weaker EUR against USD in relation to interest expenses on USD bonds. The gain from disposal of financial assets in 2015 amounted to EUR 20 million, mainly from Assembléon, Silicon & Software Systems and other equity interest. In 2015 impairment charges amounted to EUR 46 million. Provision-related accretion and interest in 2015 primarily consisted of interest expense related to the jury verdict in the Masimo litigation, and accretion expense associated with other discounted provisions and other tax liabilities.

Net financial income and expense showed a EUR 301 million expense in 2014. Total financial income of EUR 114 million included EUR 39 million of interest income.

Income taxes

The income tax expense of continuing operations amounted to EUR 327 million (2015: EUR 239 million, 2014: EUR 26 million).

The components of income before taxes and income tax expense are as follows:

Philips Group

Income tax expense in millions of EUR

2014 - 2016

	2014	2015	2016

Netherlands	665	229	119
Foreign	(480)	394	1,270

Income before taxes of continuing operations	185	623	1,389

Netherlands:
Current tax (expense) benefit	(12)	8	10
Deferred tax (expense) benefit	(29)	—	(95)

Total tax (expense) benefit of continuing operations (Netherlands)	(41)	8	(85)

Foreign:
Current tax (expense)	(250)	(242)	(307)
Deferred tax (expense) benefit	265	(5)	65

Total tax (expense) benefit of continuing operations (foreign)	15	(247)	(242)

Income tax expense of continuing operations	(26)	(239)	(327)

Income tax expense of continuing operations excludes the tax expense of the discontinued operations of EUR 57 million (2015: EUR 54 million, 2014: EUR 11 million).

The components of income tax expense of continuing operations are as follows:

Philips Group

Current income tax expense in millions of EUR

2014 - 2016

	2014	2015	2016

Current year tax (expense) benefit	(241)	(244)	(302)
Prior year tax (expense) benefit	(21)	10	5

Current tax (expense)	(262)	(234)	(297)

150      Annual Report 2016

Group financial statements 10.10

Philips Group

Deferred income tax expense in millions of EUR

2014 - 2016

	2014	2015	2016

Recognition of previously unrecognized tax loss and credit carryforwards	18	7	44
Tax loss and credit carryforwards unrecognized	(65)	(86)	(85)
Tax assets relating to temporary differences recognized (unrecognized)	(47)	(31)	85
Prior year tax (expense) benefit	34	(7)	2
Tax (expense) benefit due to tax rate changes	12	(19)	3
Deferred tax (expense) benefit relating to origination and reversal of temporary differences, tax losses and tax credits	284	131	(79)

Deferred tax (expense) benefit	236	(5)	(30)

Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rates varies up to 40.0%, which results in a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25.0% (2015: 25.0%; 2014: 25.0%).

A reconciliation of the weighted average statutory income tax rate to the effective income tax rate of continuing operations is as follows:

Philips Group

Effective income tax rate in %

2014 - 2016

	2014	2015	2016

Weighted average statutory income tax rate in %	7.9	29.8	26.0
Increase (Decrease) in tax rate resulting from:
- recognition of previously unrecognized tax loss and credit carryforwards	(9.6)	(1.2)	(3.2)
- tax loss and credit carryforwards unrecognized	34.9	13.7	6.1
- tax assets relating to temporary differences (recognized) unrecognized	25.5	4.9	(6.1)
Non-deductible impairment charges	1.8	0.1	0.1
Non-taxable income and tax incentives	(107.5)	(31.4)	(7.4)
Non-deductible expense	51.6	20.5	8.2
Withholding and other taxes	13.4	4.9	4.5
Tax rate changes	(6.3)	3.0	(0.2)
Prior year tax expense (benefit)	(30.8)	(0.4)	(0.5)
Tax expense (benefit) due to other tax liabilities	5.6	(5.9)	(2.7)
Others, net	27.6	0.4	(1.3)

Effective income tax rate	14.1	38.4	23.5

The effective income tax rate was lower than the weighted average statutory income tax rate in 2016, mainly due to recognition of deferred tax assets and non-taxable income, largely attributable to favorable tax regulations relating to R&D investments. These effects were partly offset by non-deductible expenses.

Deferred tax assets and liabilities

Net deferred tax assets relate to the following balance sheet captions and tax loss carryforwards (including tax credit carryforwards), of which the movements during the years 2016 and 2015 respectively are presented in the tables below.

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

The net deferred tax assets of EUR 2,726 million (2015: EUR 2,594 million) consist of deferred tax assets of EUR 2,792 million (2015: EUR 2,758 million) and deferred tax liabilities of EUR 66 million (2015: EUR 164 million). The below table presents the amounts before and after appropriate offsetting. Of the total deferred tax assets of EUR 2,726 million at December 31, 2016 (2015: EUR 2,758 million), EUR 2,054 million (2015: EUR 2,119 million) is recognized in respect of entities in various countries where there have been tax losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize these deferred tax assets.

At December 31, 2016 and 2015 the temporary differences associated with investments, including potential income tax consequences on dividends, for which no deferred tax liabilities are recognized, aggregate to EUR 685 million (2015: EUR 739 million).

At December 31, 2016, available tax loss carryforwards expire as follows:

Philips Group

Expiry years of net operating loss carryforwards in millions of EUR

Total	2017	2018	2019	2020	2021	2021/ 2025	later	unlimited
5,564	10	—	56	132	31	2,492	809	2,034

The Company also has available tax credit carryforwards, which expire as follows:

Philips Group

Expiry years of tax credit carryforwards in millions of EUR

Total	2017	2018	2019	2020	2021	2021/ 2025	later	unlimited
234	5	4	2	5	6	43	127	42

Annual Report 2016      151

Group financial statements 10.10

At December 31, 2016, net operating loss and tax credit carryforwards for which no deferred tax assets have been recognized in the balance sheet, expire as follows:

Philips Group

Net operating loss and tax credit carryforwards for which no deferred tax asset has been recognized in millions of EUR

Total	2017	2018	2019	2020	2021	2021/ 2025	later	unlimited
2,179	—	—	7	—	3	469	—	1,700

At December 31, 2016, the amount of deductible temporary differences for which no deferred tax asset has been recognized in the balance sheet was EUR 868 million (2015: EUR 139 million).

Philips Group

Deferred tax assets and liabilities in millions of EUR

2016

	Balance as of January 1, 2016	recognized in income statement	other1)	Balance as of December 31, 2016	Assets	Liabilities

Intangible assets	(1,089)	450	(37)	(676)	543	(1,219)
Property, plant and equipment	19	1	(10)	10	64	(54)
Inventories	354	24	11	389	395	(6)
Prepaid pensions	(3)	3	—	—	—	—
Other receivables	51	21	43	115	128	(13)
Other assets	17	12	(6)	23	33	(10)
Provisions:		—		—	—	—
- pensions	569	(104)	73	538	538	—
- guarantees	3	4	(1)	6	6	—
- termination benefits	70	(34)	(7)	29	29	—
- other postretirement benefits	70	(2)	(38)	30	30	—
- other provisions	785	(11)	58	832	881	(49)
Other liabilities	195	(26)	(18)	151	221	(70)
Deferred tax assets on tax loss carryforwards (including tax credit carryforwards)	1,553	(368)	94	1,279	1,279	—
Set-off deferred tax positions	—	—	—	—	(1,355)	1,355

Net deferred tax assets	2,594	(30)	162	2,726	2,792	(66)

1)	Other includes the movements of assets and liabilities recognized in OCI, which includes foreign currency translation differences, and acquisitions and divestments.

Philips Group

Deferred tax assets and liabilities in millions of EUR

2015

	Balance as of January 1, 2015	recognized in income statement	other1)	Balance as of December 31, 2015	Assets	Liabilities

Intangible assets	(980)	131	(240)	(1,089)	195	(1,284)
Property, plant and equipment	73	(50)	(4)	19	63	(44)
Inventories	311	10	33	354	360	(6)
Prepaid pensions	98	(142)	41	(3)	—	(3)
Other receivables	49	—	2	51	57	(6)
Other assets	24	13	(20)	17	31	(14)
Provisions:
- pensions	562	(23)	30	569	569	—
- guarantees	4	(1)	—	3	3	—
- termination benefits	109	(40)	1	70	71	(1)
- other postretirement benefits	71	1	(2)	70	70	—
- other provisions	783	(3)	5	785	805	(20)
Other liabilities	209	(33)	19	195	216	(21)
Deferred tax assets on tax loss carryforwards (including tax credit carryforwards)	1,040	132	381	1,553	1,553	—
Set-off deferred tax positions					(1,235)	1,235

Net deferred tax assets	2,353	(5)	246	2,594	2,758	(164)

1)	Other includes the movements of assets and liabilities recognized in OCI, which includes foreign currency translation differences, and acquisitions and divestments.

152      Annual Report 2016

Group financial statements 10.10

Classification of the income tax payable and receivable is as follows:

Philips Group

Income tax payables and receivables in millions of EUR

2015 - 2016

	2015	2016

Income tax receivables	114	154
Income tax receivables - under non-current receivables	—	—
Income tax payables	(116)	(146)
Income tax payables - under non-current liabilities	—	—

Tax risks

Philips is exposed to tax uncertainties. With regard to these uncertainties a liability is recognized if, as a result of a past event, Philips has an obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. These uncertainties are presented as Other tax liabilities in note 22, Other liabilities and include, among others, the following:

Transfer pricing uncertainties

Philips has issued transfer pricing directives, which are in accordance with international guidelines such as those of the Organization of Economic Co-operation and Development. In order to reduce the transfer pricing uncertainties, monitoring procedures are carried out by Group Tax to safeguard the correct implementation of the transfer pricing directives.

Tax uncertainties on general and specific service agreements and licensing agreements

Due to the centralization of certain activities (such as research and development, IT and group functions), costs are also centralized. As a consequence, these costs and/or revenues must be allocated to the beneficiaries, i.e. the various Philips entities. For that purpose, service contracts such as intra-group service agreements and licensing agreements are signed with a large number of group entities. Tax authorities review these intra-group service and licensing agreements, and may reject the implemented intra-group charges. Furthermore, buy in/out situations in the case of (de)mergers could affect the cost allocation resulting from the intragroup service agreements between countries. The same applies to the specific service agreements.

Tax uncertainties due to disentanglements and acquisitions

When a subsidiary of Philips is disentangled, or a new company is acquired, tax uncertainties may arise. Philips creates merger and acquisition (M&A) teams for these disentanglements or acquisitions. In addition to representatives from the involved business, these teams consist of specialists from various group functions and are formed, among other things, to identify tax uncertainties and to reduce potential tax claims related to disentangled entities. Examples of tax uncertainties are: applicability of participation exemptions, cost allocation issues, and issues related to (non-)deductibility.

Tax uncertainties due to permanent establishments

A permanent establishment may arise when operations in a country involve a Philips organization in another country, there is a risk that tax claims will arise in the former country as well as in the latter country; potentially leading to double taxation.

Annual Report 2016      153

Group financial statements 10.10

Earnings per share

Philips Group

Earnings per share in millions of EUR unless otherwise stated1)

2014 - 2016

	2014		2015		2016

Income from continuing operations		221		414		1,075
Income (loss) attributable to non-controlling interest		(4)		14		43

Income from continuing operations attributable to shareholders		225		400		1,032

Income from Discontinued operations		190		245		416

Net income attributable to shareholders		415		645		1,448

Weighted average number of common shares outstanding (after deduction of treasury shares) during the year		915,192,683		916,086,943		918,015,863
Plus incremental shares from assumed conversions of:
Options	4,617,109		3,565,682		2,456,616
Performance shares	614,010		2,479,923		6,985,509
Restricted share rights	2,290,472		1,491,960		1,331,163
Dilutive potential common shares		7,521,591		7,537,565		10,773,289
Diluted weighted average number of shares (after deduction of treasury shares) during the year		922,714,274		923,624,508		928,789,152

Basic earnings per common share in EUR2)
Income from continuing operations attributable to shareholders		0.25		0.44		1.12
Net income attributable to shareholders		0.45		0.70		1.58

Diluted earnings per common share in EUR2,3,4)
Income from continuing operations attributable to shareholders		0.24		0.43		1.11
Net income attributable to shareholders		0.45		0.70		1.56
Dividend distributed per common share in euros		0.80		0.80		0.80

1)	Shareholders in this table refer to shareholders of Koninklijke Philips N.V.
2)	The effect on income of convertible debentures affecting earnings per share is considered immaterial
3)

In 2016, 2015 and 2014, respectively 9 million, 12 million and 19 million securities that could potentially dilute basic EPS were not included in the computation of dilutive EPS because the effect would have been antidilutive for the periods presented

4)	The dilutive potential common shares are not taken into account in the periods for which there is a loss, as the effect would be antidilutive

154      Annual Report 2016

Group financial statements 10.10

Property, plant and equipment

Philips Group

Property, plant and equipment in millions of EUR

2016

	land and buildings	machinery and installations	other equipment	prepayments and construction in progress	total

Balance as of January 1, 2016:
Cost	1,864	3,260	1,873	220	7,217
Accumulated depreciation	(951)	(2,525)	(1,419)	—	(4,895)

Book value	913	735	454	220	2,322
Change in book value:
Capital expenditures	14	142	101	318	575
Assets available for use	112	108	137	(357)	—
Depreciation	(80)	(257)	(191)	—	(528)
Impairments1)	(25)	(40)	(13)	—	(78)
Transfer (to) from assets classified as held for sale1)	(92)	(4)	(2)	(2)	(100)
Translation differences and other	12	(8)	(40)	—	(36)

Total changes	(59)	(59)	(8)	(41)	(167)
Balance as of December 31, 2016:
Cost	1,766	3,222	1,897	179	7,064
Accumulated depreciation	(912)	(2,546)	(1,451)	—	(4,909)

Book value	854	676	446	179	2,155

1)	For more information please refer to note 3, Discontinued operations and other assets classified as held for sale.

Philips Group

Property, plant and equipment in millions of EUR

2015

	land and buildings	machinery and installations	other equipment	prepayments and construction in progress	total

Balance as of January 1, 2015:
Cost	1,803	3,127	1,745	169	6,844
Accumulated depreciation	(931)	(2,520)	(1,298)	—	(4,749)

Book value	872	607	447	169	2,095
Change in book value:
Capital expenditures	13	113	62	387	575
Assets available for use	59	139	140	(338)	—
Acquisitions	—	107	2	—	109
Depreciation	(83)	(252)	(196)	—	(531)
Impairments	(8)	(27)	(16)	—	(51)
Transfer to assets classified as held for sale	26	(10)	—	(2)	14
Translation differences and other	34	58	15	4	111

Total changes	41	128	7	51	227
Balance as of December 31, 2015:
Cost	1,864	3,260	1,873	220	7,217
Accumulated depreciation	(951)	(2,525)	(1,419)	—	(4,895)

Book value	913	735	454	220	2,322

Land with a book value of EUR 73 million at December 31, 2016 (2015: EUR 142 million) is not depreciated. Property, plant and equipment includes financial lease assets with a book value of EUR 271 million at December 31, 2016 (2015: EUR 203 million).

The expected useful lives of property, plant and equipment are as follows:

Philips Group

Useful lives of property, plant and equipment in years

Buildings	from 5 to 50 years
Machinery and installations	from 3 to 20 years
Other equipment	from 1 to 10 years

Annual Report 2016      155

Group financial statements 10.10

Goodwill

The changes in 2015 and 2016 were as follows:

Philips Group

Goodwill in millions of EUR

2015 - 2016

	2015	2016

Balance as of January 1:
Cost	9,151	10,704
Amortization and impairments	(1,993)	(2,181)

Book value	7,158	8,523

Changes in book value:
Acquisitions	644	140
Translation differences and other	721	235

Balance as of December 31:
Cost	10,704	11,151
Amortization and impairments	(2,181)	(2,253)

Book value	8,523	8,898

In 2016, goodwill increased by EUR 124 million due to the acquisition of Wellcentive and PathXL. The increase of EUR 235 million is mainly due to translation differences which impacted the goodwill denominated in USD.

In 2015, goodwill increased by EUR 627 million due to the acquisition of Volcano. The increase of EUR 721 million is due to translation differences which impacted the goodwill denominated in USD.

For impairment testing, goodwill is allocated to (groups of) cash-generating units (typically one level below segment level), which represent the lowest level at which the goodwill is monitored internally for management purposes.

Goodwill allocated to the cash-generating units Image-Guided Therapy, Patient Care & Monitoring Solutions, Sleep & Respiratory Care and Professional is considered to be significant in comparison to the total book value of goodwill for the Group at December 31, 2016. The amounts associated as of December 31, 2016, are presented below:

Philips Group

Goodwill allocated to the cash-generating units in millions of EUR

2015 - 2016

	2015	2016

Sleep & Respiratory Care	1,884	1,958
Image-Guided Therapy	1,066	1,106
Patient Care & Monitoring Solutions	1,452	1,506
Professional	1,626	1,671
Other (units carrying a non-significant goodwill balance)	2,495	2,657

Book value	8,523	8,898

The basis of the recoverable amount used in the annual impairment tests for the units disclosed in this note is the value in use. In the annual impairment test performed in the fourth quarter of 2016, the estimated recoverable amounts of the cash-generating units tested approximated or exceeded the carrying value of the units, therefore no impairment loss was recognized.

Key assumptions - general

Key assumptions used in the impairment tests for the units were sales growth rates, Adjusted income from operations1) and the rates used for discounting the projected cash flows. These cash flow projections were determined using the Royal Philips and Philips Lighting managements’ internal forecasts that cover an initial period from 2017 to 2019. Projections were extrapolated with stable or declining growth rates for a period of 5 years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and Adjusted income from operations1) used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. Adjusted income from operations1) in all units mentioned in this note is expected to increase over the projection period as a result of volume growth and cost efficiencies.

Key assumptions and sensitivity analysis relating to cash-generating units to which a significant amount of goodwill is allocated

Cash flow projections of Image-Guided Therapy, Patient Care & Monitoring Solutions, Sleep & Respiratory Care and Professional are based on the key assumptions included in the table below, which were used in the annual impairment test performed in the fourth quarter:

Philips Group

Key assumptions in %

2016

	compound sales growth rate1)

	initial forecast period	extra- polation period2)	used to calculate terminal value3)	pre-tax discount rates

Image-Guided Therapy	7.1	5.6	2.7	12.1
Patient Care & Monitoring Solutions	6.4	4.6	2.7	14.3
Sleep & Respiratory Care	6.8	4.6	2.7	12.6
Professional	5.0	4.3	2.7	13.9

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period
2)	Also referred to later in the text as compound long-term sales growth rate
3)	The historical long-term growth rate is only applied to the first year after the 5 year extrapolation period, after which no further growth is assumed for the terminal value calculation

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

156      Annual Report 2016

Group financial statements 10.10

The assumptions used for the 2015 cash flow projections were as follows:

Philips Group

Key assumptions in %

2015

	compound sales growth rate1)

	initial forecast period	extra- polation period2)	used to calculate terminal value3)	pre-tax discount rates

Image-Guided Therapy	3.0	2.4	2.7	12.2
Patient Care & Monitoring Solutions	6.0	4.8	2.7	13.4
Sleep & Respiratory Care	6.9	5.6	2.7	11.5
Professional	5.0	5.1	2.7	15.1

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period
2)	Also referred to later in the text as compound long-term sales growth rate
3)	The historical long-term growth rate is only applied to the first year after the 5 year extrapolation period, after which no further growth is assumed for the terminal value calculation

Among the units mentioned, in 2016 Professional had the lowest excess of the recoverable amount over the carrying amount. The headroom of Professional was estimated at EUR 50 million. The following changes could, individually, cause the value in use to fall to the level of the carrying value:

Philips Group

Sensitivity analysis

2016

	increase in pre-tax discount rate, basis points	decrease in compound long-term sales growth rate, basis points	decrease in terminal value amount, %

Professional	20	60	2.6

The results of the annual impairment test of Image-Guided Therapy, Patient Care & Monitoring Solutions and Sleep & Respiratory Care indicate that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Additional information relating to cash-generating units to which a non-significant amount relative to the total goodwill is allocated

In addition to the significant goodwill recorded at the units mentioned above, Home Monitoring is sensitive to fluctuations in the assumptions as set out above. Based on the most recent impairment test, it was noted that the headroom for the cash-generating unit Home Monitoring was EUR 50 million. An increase of 160 points in the pre-tax discounting rate, a 390 basis points decline in the compound long-term sales growth rate or a 22% decrease in terminal value would, individually, cause its value to fall to the level of its carrying value. The goodwill allocated to Home Monitoring at December 31, 2016 amounts to EUR 34 million.

Annual Report 2016      157

Group financial statements 10.10

Intangible assets excluding goodwill

The changes were as follows:

Philips Group

Intangible assets excluding goodwill in millions of EUR

2016

	other intangible assets	product development	product development construction in progress	software	total

Balance as of January 1, 2016:
Cost	6,539	1,668	522	522	9,251
Amortization/impairments	(3,993)	(1,167)	(31)	(367)	(5,558)

Book value	2,546	501	491	155	3,693

Changes in book value:
Additions	46	—	318	56	420
Acquisitions	37	—	—	—	37
Amortization	(351)	(229)	—	(55)	(635)
Impairments	(1)	(20)	(4)	(2)	(27)
Assets available for use	—	270	(270)	—	—
Translations differences	37	15	7	5	64

Total changes	(232)	36	51	4	(141)

Balance as of December 31, 2016:
Cost	6,725	1,899	578	580	9,782
Amortization/impairments	(4,411)	(1,362)	(36)	(421)	(6,230)

Book value	2,314	537	542	159	3,552

Philips Group

Intangible assets excluding goodwill in millions of EUR

2015

	other intangible assets	product development	product development construction in progress	software	total

Balance as of January 1, 2015:
Cost	5,721	1,447	406	446	8,020
Amortization/impairments	(3,371)	(946)	(18)	(317)	(4,652)

Book value	2,350	501	388	129	3,368
Changes in book value:
Additions	50	—	315	70	435
Acquisitions	316	—	—	—	316
Amortization	(372)	(230)	—	(45)	(647)
Impairments	(8)	(26)	(15)	(3)	(52)
Assets available for use	—	226	(226)	—	—
Translations differences	210	30	29	4	273

Total changes	196	—	103	26	325
Balance as of December 31, 2015:
Cost	6,539	1,668	522	522	9,251
Amortization/impairments	(3,993)	(1,167)	(31)	(367)	(5,558)

Book value	2,546	501	491	155	3,693

The additions for 2016 contain internally generated assets of EUR 52 million (2015: EUR 56 million) for software. The acquisitions through business combinations in 2016 mainly consist of the acquired intangible assets of Wellcentive.

The amortization of intangible assets is specified in note 6, Income from operations.

158      Annual Report 2016

Group financial statements 10.10

Other intangible assets consist of:

Philips Group

Amortization of other intangible assets in millions of EUR

2015 -2016

	Balance as of December 31, 2015		Balance as of December 31, 2016
	gross	amortization/ impairments	gross	amortization/ impairments

Brand names	1,102	(582)	1,088	(633)
Customer relationships	3,324	(1,925)	3,429	(2,188)
Technology	1,977	(1,373)	2,074	(1,491)
Other	136	(113)	134	(99)

Other intangibles	6,539	(3,993)	6,725	(4,411)

The estimated amortization expense for other intangible assets for each of the next five years is:

Philips Group

Estimated amortization expense for other intangible assets

in years

2017	363
2018	329
2019	314
2020	273
2021	248

The expected useful lives of the intangible assets excluding goodwill are as follows:

Philips Group

Expected useful lives of intangible assets excluding goodwill in years

Brand names	2-20
Customer relationships	2-25
Technology	3-20
Other	1-8
Software	1-10
Product development	3-7

The weighted average expected remaining life of other intangible assets is 7.9 years as of December 31, 2016 (2015: 8.4 years).

At December 31, 2016 the carrying amount of customer relationships of Sleep & Respiratory Care was EUR 427 million with a remaining amortization period of 7.2 years (2015: EUR 466  million; 8.2 years).

Other financial assets

The changes during 2016 were as follows:

Philips Group

Other non-current financial assets in millions of EUR

2016

	available- for-sale financial assets	loans and receivables	held-to- maturity investments	financial assets at fair value through profit or loss	total

Balance as of January 1, 2016	232	222	2	33	489
Changes:
Reclassifications	(56)	(100)		—	(156)
Acquisitions/additions	44	26	—	3	73
Sales/redemptions	(3)	(22)		(1)	(26)
Impairment	(27)	—	—		(27)
Value adjustments	(19)	(2)		(8)	(29)
Other	1	10	—	—	11

Balance as of December 31, 2016	172	134	2	27	335

Available-for-sale financial assets

The Company’s investments in available-for-sale financial assets mainly consist of investments in common shares of companies in various industries. The line Acquisitions/additions mainly relates to capital calls for certain investment funds.

Loans and receivables

The reclassification line represents loans transferred to Current financial assets and mainly related to loans to TPV Technology Limited for the amount of EUR 91 million.

Other assets

Other non-current assets

Other non-current assets in 2016 relates to prepaid pension costs of EUR 1 million (2015: EUR 3 million) and prepaid expenses of EUR 91 million (2015: EUR 65 million).

Other current assets

Other current assets include EUR 228 million (2015: EUR 214 million) accrued income, mainly related to Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses, and EUR 258 million (2015: EUR 230 million) prepaid expense mainly related to Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses.

Annual Report 2016      159

Group financial statements 10.10

Inventories

Inventories are summarized as follows:

Philips Group

Inventories in millions of EUR

2015 - 2016

	2015	2016

Raw materials and supplies	1,068	1,040
Work in process	475	446
Finished goods	1,920	1,906

Inventories	3,463	3,392

The write-down of inventories to net realizable value was EUR 108 million in 2016 (2015: EUR 170 million). The write-down is included in cost of sales.

Receivables

Non-current receivables

Non-current receivables are associated mainly with customer financing in Diagnosis & Treatment businesses amounting to EUR 47 million (2015: EUR 58 million) and insurance receivables in Legacy Items in the US amounting to EUR 55 million (2015: EUR 59 million).

Current receivables

The accounts receivable, net, per segment are as follows:

Philips Group

Accounts receivables-net in millions of EUR

2015 - 2016

	2015	2016

Personal Health	1,143	1,266
Diagnosis & Treatment	1,454	1,476
Connected Care & Health Informatics	604	664
HealthTech Other	78	81
Lighting	1,448	1,477
Legacy Items	—	28

Accounts receivable-net	4,727	4,992

The aging analysis of accounts receivable, net, is set out below:

Philips Group

Aging analysis in millions of EUR

2015 - 2016

	2015	2016

Current	4,003	4,273
Overdue 1-30 days	237	267
Overdue 31-180 days	337	310
Overdue > 180 days	150	142

Accounts receivable-net	4,727	4,992

The above net accounts receivable represent current and overdue but not impaired receivables.

The changes in the allowance for doubtful accounts receivable are as follows:

Philips Group

Allowance for doubtful accounts receivable in millions of EUR

2014 - 2016

	2014	2015	2016

Balance as of January 1	204	227	301
Additions charged to expense	48	78	76
Deductions from allowance1)	(46)	(25)	(64)
Other movements	21	21	5

Balance as of December 31	227	301	318

1)	Write-offs for which an allowance was previously provided

The allowance for doubtful accounts receivable has been primarily established for receivables that are past due.

Included in the above balances as per December 31, 2016 are allowances for individually impaired receivables of EUR 289 million (2015: EUR 272 million; 2014: EUR 200 million).

Equity

Common shares

As of December 31, 2016, the issued and fully paid share capital consists of 929,644,864 common shares, each share having a par value of EUR 0.20. (December 31, 2015: 931,130,387; December 31, 2014: 934,819,413).

Options, restricted and performance shares

The Company has granted stock options on its common shares and rights to receive common shares in the future (see note 27, Share-based compensation).

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

The following table shows the movements in the outstanding number of shares over the last three years:

160      Annual Report 2016

Group financial statements 10.10

Philips Group

Outstanding number of shares in number of shares

2014 - 2016

	2014	2015	2016

Balance as of January 1	913,337,767	914,388,869	917,103,586
Dividend distributed	18,811,534	17,671,990	17,344,462
Purchase of treasury shares	(28,537,921)	(20,296,016)	(25,193,411)
Re-issuance of treasury shares	10,777,489	5,338,743	13,181,926
Balance as of December 31	914,388,869	917,103,586	922,436,563

The following transactions took place resulting from employee option and share plans:

Philips Group

Employee option and share plan transactions

2014 - 2016

	2014	2015	2016

Shares acquired	7,254,606		8,601,426
Average market price	EUR 24.53		EUR 24.73
Amount paid	EUR 178 million		EUR 213 million
Shares delivered	10,777,489	5,338,743	13,181,926
Average price (FIFO)	EUR 30.26	EUR 30.35	EUR 25.86
Cost of delivered shares	EUR 326 million	EUR 162 million	EUR 341 million
Total shares in treasury at year-end	17,127,544	11,788,801	7,208,301
Total cost	EUR 470 million	EUR 308 million	EUR 181 million

In order to reduce share capital, the following transactions took place:

Philips Group

Share capital transactions

2014 - 2016

	2014	2015	2016

Shares acquired	21,283,315	20,296,016	16,591,985
Average market price	EUR 23.95	EUR 24.39	EUR 23.84
Amount paid	EUR 510 million	EUR 495 million	EUR 396 million
Reduction of capital stock (shares)	21,837,910	21,361,016	18,829,985
Reduction of capital stock	EUR 533 million	EUR 517 million	EUR 450 million
Total shares in treasury at year-end	3,303,000	2,238,000
Total cost	EUR 77 million	EUR 55 million

Share purchase transactions related to employee option and share plans, as well as transactions related to the reduction of share capital, involved a cash outflow of EUR 606 million, which includes the impact of taxes. A cash inflow of EUR 80 million from treasury shares mainly includes settlements of share-based compensation plans.

Share call options

During 2016 Philips bought EUR and USD-denominated call options to hedge commitments under share-based compensation plans.

For EUR-denominated call options, option premiums amounting to EUR 64 million (involving 9,393,779 options) were deducted from Retained earnings and were settled in Royal Philips shares held by the Company representing a historical cost of EUR 77 million based on a FIFO method (involving 2,667,203 shares).

For USD-denominated call options, option premiums amounting to EUR 35 million (involving 5,635,360 options) were deducted from Retained earnings and were settled in Royal Philips shares held by the Company representing a historical cost of EUR 32 million based on a FIFO method (involving 1,375,803 shares).

The difference between the option premiums and the historical cost of Royal Philips shares was recorded in Retained earnings. Subsequently, in 2016, the Company sold 837,913 EUR-denominated call options against the same number of Royal Philips shares and an additional EUR 13 million cash payment to the buyer of the call options.

Annual Report 2016      161

Group financial statements 10.10

Philips Group

Outstanding call options

2016

exercise price	options	intrinsic value in millions	weighted average remaining contractual term

EUR-denominated
10-15	2,530,968	37	4.6 yrs
15-20	1,063,968	15	5.1 yrs
20-25	4,960,930	30	3.3 yrs

Outstanding share call options	8,555,866	82	3.9 yrs
USD-denominated
15-20	1,896,597	22	4.6 yrs
20-25	424,322	4	5.0 yrs
25-30	1,822,875	2	4.3 yrs
30-35	1,491,566	—	3.0 yrs

Outstanding share call options	5,635,360	28	4.1 yrs

Dividend distribution

2016

In June 2016, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 732 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 55% of the shareholders elected for a share dividend, resulting in the issuance of 17,344,462 new common shares. The settlement of the cash dividend involved an amount of EUR 330 million (including costs).

A proposal will be submitted to the 2017 Annual General Meeting of Shareholders to pay a dividend of EUR 0.80 per common share, in cash or shares at the option of the shareholders, against the net income of the Company for 2016.

2015

In June 2015, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 730 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 59% of the shareholders elected for a share dividend, resulting in the issuance of 17,671,990 new common shares. The settlement of the cash dividend involved an amount of EUR 298 million (including costs).

2014

In June 2014, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 729 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 60% of the shareholders elected for a share dividend, resulting in the issuance of 18,811,534 new common shares. The settlement of the cash dividend involved an amount of EUR 293 million (including costs).

Limitations in the distribution of shareholders’ equity

As at December 31, 2016, pursuant to Dutch law, certain limitations exist relating to the distribution of shareholders’ equity of EUR 2,181 million. Such limitations relate to common shares of EUR 186 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 715 million, unrealized currency translation differences of EUR 1,234 million, available-for-sale financial assets of EUR 36 million and unrealized gains related to cash flow hedges of EUR 10 million.

The legal reserve required by Dutch law of EUR 715 million included under retained earnings relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

As at December 31, 2015, these limitations in distributable amounts were EUR 2,274 million and related to common shares of EUR 186 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 958 million, revaluation reserve of EUR 4 million, unrealized currency translation differences of EUR 1,058 million, available-for-sale financial assets of EUR 56 million and unrealized gains related to cash flow hedges of EUR 12 million.

Non-controlling interests

Non-controlling interests relate to minority stakes held by third parties in consolidated group companies. As of December 31, 2016, Non-controlling interests mainly relate to Philips Lighting (Non-controlling interest 28.775%) and General Lighting Company (Non-controlling interest 49%). For further details reference is made to note 5, Interests in entities.

Net income attributable to Non-controlling interests amounted to EUR 43 million (2015: EUR 14 million).

Objectives, policies and processes for managing capital

Philips manages capital based upon the GAAP measures, net cash provided by operating activities and net cash used for investing activities and, the non-GAAP measures net operating capital (NOC) and net debt1). The definition of these non-GAAP measures and a reconciliation to the GAAP measures is included below.

The Company believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of NOC, as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating segments. NOC is defined as: total assets excluding assets classified as held for sale less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other non-current financial assets and current financial assets, (d) investments in associates, and after deduction of: (e) long-term

162      Annual Report 2016

Group financial statements 10.10

provisions and short-term provisions, (f) accounts and notes payable, (g) accrued liabilities, (h) income tax payable, (i) non-current derivative financial liabilities and current derivative financial liabilities and (j) other non-current liabilities and other current liabilities.

Net debt1) is defined as the sum of long and short-term debt minus cash and cash equivalents. The net debt1) position as a percentage of the sum of group equity (shareholders’ equity and non-controlling interests) and net debt1) is presented to express the financial strength of the Company. This measure is used by Treasury management of the Company and investment analysts and is therefore included in the disclosure. Our net debt1) position is managed in such a way that we expect to retain a strong investment grade credit rating. Furthermore, the Group’s aim when managing the net debt1) position is dividend stability and a pay-out ratio of 40% to 50% of continuing net income.

Philips Group

Net operating capital composition in millions of EUR

2014 - 2016

	2014	2015	2016

Intangible assets	10,526	12,216	12,450
Property, plant and equipment	2,095	2,322	2,155
Remaining assets1)	9,041	9,423	9,766
Provisions	(4,517)	(4,243)	(3,606)
Other liabilities2)	(8,307)	(8,622)	(8,992)

Net operating capital	8,838	11,096	11,773

1)

Remaining assets are comprised of non-current receivables, non-current derivative financial assets, other non-current assets, inventories, other current assets, current derivative financial assets, income tax receivable and receivables.

2)

Other liabilities are comprised of non-current derivative financial liabilities, other non-current liabilities, derivative financial liabilities, income tax payable, accounts and notes payable, accrued liabilities and other current liabilities.

Philips Group

Composition of net debt and group equity2) in millions of EUR unless otherwise stated

2014 - 2016

	2014	2015	2016

Long-term debt	3,712	4,095	4,021
Short-term debt	392	1,665	1,585

Total debt	4,104	5,760	5,606
Cash and cash equivalents	1,873	1,766	2,334

Net debt1)	2,231	3,994	3,272

Shareholders’ equity	10,867	11,662	12,601
Non-controlling interests	101	118	907

Group equity	10,968	11,780	13,508

Net debt and group equity2)	13,199	15,774	16,780
Net debt divided by net debt and group equity (in %)2)	17%	25%	19%
Group equity divided by net debt and group equity (in %)2)	83%	75%	81%
Net debt and group equity ratio2)	17:83	25:75	19:81

1)	Total debt less cash and cash equivalents
2)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report

The decline in net debt1) in 2016, was mainly driven by an improved cash position of the Company. In 2015, total debt increased by EUR 1,656 million. New borrowings of EUR 1,335 million were mainly due to a short-term bridge loan used for the Volcano acquisition while repayments amounted to EUR 104 million. Other changes resulting from consolidation and currency effects led to an increase of EUR 425 million.

Debt

Royal Philips has a USD 2.5 billion Commercial Paper Programme and a EUR 1.8 billion committed revolving credit facility that can be used for general group purposes and as a backstop of its Commercial Paper Programme and will mature in February 2018. As of December 31, 2016, Royal Philips did not have any loans outstanding under either facility. Royal Philips’ debt instruments and the conditions applicable thereto, which include, but are not limited to, the aforementioned undrawn revolving credit facility, certain bank facilities, the aforementioned Commercial Paper Programme and the indentures applicable to the USD Bonds contain customary and general conditions. These conditions apply to Royal Philips and its subsidiaries (entities which are (in)directly controlled by Royal Philips or of which Royal Philips (in)directly owns more than 50% of the voting stock). In some instances, such conditions are limited to material subsidiaries of Royal Philips (i.e. subsidiaries that exceed certain

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report

Annual Report 2016      163

Group financial statements 10.10

quantitative thresholds). As per 31 December 2016, Philips Lighting and/or its subsidiaries do, in some instances, qualify as such (material) subsidiaries covered by such conditions. An example of such condition is the prohibition to any subsidiary of Royal Philips, including Philips Lighting and its subsidiaries, from incurring any financial indebtedness outside of the group, subject to a so-called “general basket” exemption of 30% of shareholders’ equity. A material violation of this condition constitutes an event of default under the aforementioned credit/ bank facilities.

Furthermore, nonpayment on the due date or acceleration of financial indebtedness of a material subsidiary, such as Philips Lighting with respect to the IPO Financing or cancellation or suspension of any commitment thereunder as a result of an event of default, in each case of at least EUR 40 million (in case of the undrawn revolving credit facility) or EUR 50 million (in case of a EUR 200 million drawn bank facility) also constitutes an event of default under those facilities.

As per 31 December 2016 Royal Philips was not in breach of the aforementioned conditions.

In May 2016, Philips Lighting entered into a five-year term loan facility agreement. The amounts of the term facility are EUR 740 million and USD 500 million and have been fully drawn to replace intra-group financing from Royal Philips.

In addition, Philips Lighting has a five-year committed revolving credit facility of EUR 500 million which will mature in May 2021. As of December 31, 2016, Philips Lighting did not have any amounts outstanding under this facility.

Philips Lighting’s Term and Revolving Credit Facilities Agreement include a financial covenant which provides that Philips Lighting must maintain a net leverage ratio not greater than 3:1 for any test period ending on or after December 31, 2016. As at 31 December 2016, this ratio was 0.5 which is compliant with the conditions of the covenant. In addition, the Term and Revolving Credit Facilities Agreement also contains customary undertakings. These undertakings include, among others, a negative pledge that provides that (subject to certain exceptions) no member of the Philips Lighting group may grant security over Philips Lighting’s assets without the consent of the lenders, and a restriction on subsidiaries of Philips Lighting (other than the obligors) incurring additional financial indebtedness. There are also restrictions (subject to certain exceptions and thresholds) on engaging in acquisitions, disposals and reorganizations. The facilities are guaranteed by Philips Lighting and certain subsidiaries of Philips Lighting incorporated in Belgium, France, Germany, Hungary, the Netherlands, the People’s Republic of China, Poland, Spain, the United Kingdom and the United States.

Long-term debt

Philips Group

Long-term debt in millions of EUR unless otherwise stated

2015 - 2016

	(range of) interest rates	average rate of interest	amount outstanding in 2016	amount due in 1 year	amount due after 1 year	amount due after 5 years	average remaining term (in years)	amount outstanding in 2015

USD bonds	3.8 - 7.8%	5.5%	3,608	1,184	2,424	2,424	9.6	3,733
Bank borrowings	0.0-11.0%	1.0%	1,470	69	1,401	1	4.3	259
Other long-term debt	0.0 - 7.0%	4.0%	39	37	2	1	1.3	42

Institutional financing			5,117	1,290	3,827	2,426		4,034
Finance leases	0 - 21.1%	3.0%	279	85	194	28	3.5	211

Long-term debt		4.1%	5,396	1,375	4,021	2,454	7.8	4,245
Corresponding data of previous year		5.2%	4,245	150	4,095	2,831	10.7	3,860

164      Annual Report 2016

Group financial statements 10.10

The following amounts of long-term debt as of December 31, 2016, are due in the next five years:

Philips Group

Long-term debts due in the next five years in millions of EUR

2015 - 2016

2017	1,375
2018	115
2019	106
2020	78
2021	1,268

Long term debt	2,942
Corresponding amount of previous year	1,414

Philips Group

Unsecured USD Bonds in millions of EUR unless otherwise stated

2015 - 2016

	effective rate	2015	2016

Due 5/15/25; 7 3/4%	7.429%	91	60
Due 6/01/26; 7 1/5%	6.885%	152	130
Due 5/15/25; 7 1/8%	6.794%	94	80
Due 3/11/18; 5 3/4%1)2)	6.066%	1,144	1,187
Due 3/11/38; 6 7/8%2)	7.210%	915	758
Due 3/15/22; 3 3/4%2)	3.906%	915	949
Due 3/15/42; 5%2)	5.273%	458	475
Adjustments3)		(36)	(31)

Unsecured USD Bonds		3,733	3,608

1)	In December 2016, Royal Philips has delivered a notice of redemption for the bond due in 2018 in the aggregate principal amount of USD 1,250 million for redemption in January 2017.
2)

The provisions applicable to these bonds, issued in March 2008 and in March 2012, contain a ‘Change of Control Triggering Event’. If the Company would experience such an event with respect to a series of corporate bonds, the Company may be required to offer to purchase the bonds of the series at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any.

3)	Adjustments relate to issued bond discounts, transaction costs and fair value adjustments for interest rate derivatives

In October 2016, the principal amounts of USD bonds due 2025, 2026, 2038 were partially redeemed, which involved an aggregated amount of USD 285 million. This resulted in financial charges of EUR 91 million paid in 2016.

In December 2016, Royal Philips delivered a notice of redemption to the holders of the outstanding 5.750% Notes due 2018 in the aggregate principal amount of USD 1,250 million for redemption in January 2017. This resulted in financial charges of EUR 62 million in 2016.

For further information, refer to note 31, Subsequent events

Short-term debt

Philips Group

Short-term debt in millions of EUR

2015 - 2016

	2015	2016

Short-term bank borrowings	1,510	207
Other short-term loans	5	3
Current portion of long-term debt	150	1,375

Short-term debt	1,665	1,585

During 2016, the weighted average interest rate on the bank borrowings was 5.4% (2015: 1.6%). The increase was mainly driven by the repayment of the bridge loan with low interest rate used for the Volcano acquisition.

Provisions

Philips Group

Provisions in millions of EUR

2015 - 2016

	2015			2016

	long- term	short- term	total	long- term	short- term	total

Post-employment benefit (see note 20)1)	2,140	—	2,140	1,996	—	1,996
Product warranty	67	222	289	66	193	259
Environmental provisions	278	57	335	252	69	321
Restructuring-related provisions	69	228	297	27	174	201
Litigation provisions	518	60	578	40	56	96
Other provisions	399	205	604	545	188	733

Provisions	3,471	772	4,243	2,926	680	3,606

1)	Adjusted to reflect a reclassification of net defined-benefit obligations into Long-term provisions as referred to in note 1, Significant accounting policies.

Product warranty

The provisions for product warranty reflect the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The Company expects the provisions to be utilized mainly within the next year.

Philips Group

Provisions for product warranty in millions of EUR

2014 - 2016

	2014	2015	2016

Balance as of January 1	266	302	289
Changes:
Additions	332	327	325
Utilizations	(316)	(357)	(357)
Translation differences and other	20	17	2

Balance as of December 31	302	289	259

Environmental provisions

The environmental provisions include accrued costs recorded with respect to environmental remediation in various countries. In the United States, subsidiaries of the Company have been named as potentially responsible parties in state and federal proceedings for the clean-up of certain sites.

Provisions for environmental remediation can change significantly due to the emergence of additional information regarding the extent or nature of the contamination, the need to utilize alternative technologies, actions by regulatory authorities as well as changes in judgments and discount rates.

Annual Report 2016      165

Group financial statements 10.10

Philips Group

Environmental provisions in millions of EUR

2014 - 2016

	2014	2015	2016

Balance as of January 1	311	360	335
Changes:
Additions	29	27	18
Utilizations	(23)	(24)	(24)
Releases	(15)	(36)	(36)
Changes in discount rate	30	(7)	11
Accretion	8	7	7
Translation differences and other	20	8	10

Balance as of December 31	360	335	321

The release of the provisions in 2016 originates from additional insights in relation to factors like the estimated cost of remediation, changes in regulatory requirements and efficiencies in completion of various site work phases.

For more details on the environmental remediation reference is made to note 25, Contingent assets and liabilities.

Approximately half of these provisions are expected to be utilized within the next five years. The remaining portion relates to longer-term remediation activities.

Restructuring-related provisions

Philips Group

Restructuring-related provisions in millions of EUR

2016

	Jan. 1, 2016	additions	utilizations	releases	other changes1)	Dec. 31, 2016

Personal Health	32	7	(29)	(2)	(3)	5
Diagnosis & Treatment	28	11	(19)	(6)	(1)	13
Connected Care & Health Informatics	21	11	(14)	(6)	1	13
HealthTech Other	38	35	(16)	(19)	(1)	37
Lighting	178	95	(118)	(27)	5	133
Legacy Items	—	(1)	(1)	(1)	3	—

Philips Group	297	158	(197)	(61)	4	201

1)	Other changes primarily relate to translation differences and reclassifications to liabilities associated with assets held for sale.

In 2016, restructuring projects at HealthTech Other mainly took place in the Netherlands.

In 2016 the most significant restructuring projects were related to manufacturing footprint rationalization and simplification of the business structure in Lighting. The restructuring projects mainly took place in France and Belgium. The release of the provisions mainly originates from lower than expected severance payments from the manufacturing footprint rationalization projects.

The Company expects the provisions will be utilized mainly within the next year.

2015

The movements in the provisions for restructuring in 2015 by segment are presented as follows:

Philips Group

Restructuring-related provisions in millions of EUR

2015

	Jan. 1, 2015	addi- tions	utilizations	releases	other changes1)	Dec. 31, 2015

Personal Health	13	30	(7)	(4)	—	32
Diagnosis & Treatment	29	30	(24)	(7)	—	28
Connected Care & Health Informatics	16	20	(12)	(3)	—	21
HealthTech Other	87	25	(32)	(41)	(1)	38
Lighting	235	89	(114)	(33)	1	178
Legacy Items	—	—	—	—	—	—

Philips Group	380	194	(189)	(88)	—	297

1)	Other changes primarily relate to translation differences and transfers between segments

In 2015, restructuring projects at Diagnosis & Treatment businesses, Connected Care & Health Informatics and HealthTech Other mainly took place in the US and France.

Personal Health restructuring projects were mainly in Italy.

The most significant restructuring projects were mainly related to the industrial footprint rationalization projects in Lighting, the largest of which took place in France and Indonesia.

HealthTech Other restructuring projects were mainly related to Group and Regional organizations and centered primarily in France and the Netherlands.

The release mainly results from unforeseen changes to the IT restructuring plan in 2015.

166      Annual Report 2016

Group financial statements 10.10

2014

The movements in the provisions for restructuring in 2014 are presented by segment as follows:

Philips Group

Restructuring-related provisions in millions of EUR

2014

	Jan. 1, 2014	addi- tions	utilizations	releases	other changes1)	Dec. 31, 2014

Personal Health	22	9	(11)	(7)	—	13
Diagnosis & Treatment	10	39	(15)	(6)	1	29
Connected Care & Health Informatics	6	24	(10)	(4)	—	16
HealthTech Other	19	83	(12)	(4)	1	87
Lighting	146	209	(94)	(17)	(9)	235
Legacy Items	—	—	—	1	(1)	—

Philips Group	203	364	(142)	(37)	(8)	380

1)	Other changes primarily relate to translation differences and transfers between segments

In 2014, restructuring projects at Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses mainly took place in the US and the Netherlands.

Personal Health businesses restructuring projects were mainly in the Netherlands.

The most significant restructuring projects related to Lighting and HealthTech Other and were driven by industrial footprint rationalization and the Accelerate! transformation program.

Restructuring projects at Lighting mainly took place in Belgium, the Netherlands and France.

HealthTech Other restructuring projects were mainly related to IT and group and country overheads and centered primarily on the Netherlands, US and Belgium.

Litigation provisions

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings.

Philips Group

Litigation provisions in millions of EUR

2014 - 2016

	2014	2015	2016

Balance as of January 1	236	653	578
Changes:
Additions	563	66	31
Utilizations	(32)	(25)	(297)
Releases	(23)	(25)	(98)
Reclassifications	(138)	(161)	(141)
Changes in discount rate	—	8	5
Accretion	6	12	8
Translation differences	41	50	10

Balance as of December 31	653	578	96

The most significant proceedings

The majority of the movements in the above schedule related to the Masimo Corporation (Masimo) patent litigation and Cathode Ray Tube (CRT) antitrust litigation.

Masimo Corporation (Masimo) patent litigation

On October 1, 2014, a jury awarded USD 467 million to Masimo Corporation (Masimo) in a trial held before the United States District Court for the District of Delaware. The decision by the jury completed an initial phase of a three-phase trial regarding a first lawsuit started by Masimo against the Company in 2009. A second lawsuit was started by Masimo against the Company in 2016. Between the two lawsuits, claims were raised by the parties against each other relating to patent infringement and antitrust violations in the field of pulse oximetry.

On November 5, 2016, the Company and Masimo entered into a wide-ranging, multi-year business partnership involving both companies’ innovations in patient monitoring and therapy solutions, ending all pending lawsuits between the two companies, including releasing the Company from paying the USD 467 million jury verdict.

The Company and Masimo also have agreed to:

•	a USD 300 million cash payment by Philips to Masimo;

•	a one-time donation to the Masimo Foundation of USD 5 million to support the Masimo Foundation’s project on patient safety and better outcomes;

•	commitments of the Company with respect to sales targets, marketing and product integration over the coming years of about USD 136 million.

Entering into the agreements resulted in a payment of USD 305 million (EUR 280 million) in November 2016, a release of litigation provisions of USD 86 million (EUR 79 million) and a liability reclassification from litigation provisions to other provisions of USD 136 million (EUR 125 million).

Annual Report 2016      167

Group financial statements 10.10

The additions in 2014 and utilizations and reclassifications in 2016 mainly related to Masimo. Reclassifications include reclassification from litigation provisions to other provisions.

Cathode Ray Tube (CRT) antitrust litigation

In 2014, the majority of the remaining additions and remaining ending balance as of December 31, 2014 related to certain parts of the CRT antitrust litigation for which the Company concluded it was able to make a reliable estimate of the cash outflow or was able to reach a settlement.

In 2014, the reclassifications in the schedule above related to certain parts of the CRT antitrust litigation where the Company was able to reach a settlement. Settlements in excess of provisions recognized previously were recognized as an increase of other current liabilities. These settlements were subsequently paid out in 2015.

In 2014, as a result of the aforementioned changes in estimates for the CRT antitrust litigation, the results of other business expenses of EUR 271 million mainly related to certain parts of the CRT antitrust litigation for which the Company concluded it was able to make a reliable estimate of the cash outflow or where the Company was able to reach a settlement.

In 2015, the majority of reclassifications related to the transfer to other liabilities for certain parts of the CRT antitrust litigation for which the Company was able to reach a settlement. These settlements were subsequently paid out in 2015.

In 2016, the remaining reclassifications relate to the transfer to other liabilities for several small CRT cases for which the Company was able to reach a settlement. These settlements were subsequently partially paid out in 2016.

For more details reference is made to note 25, Contingent assets and liabilities.

Other

The translation differences in the schedule above are mainly explained by the movements in the USD/EUR rate which impacted the litigation provisions denominated in USD.

The Company expects to use the provisions mainly within the next three years.

Other provisions

Philips Group

Other provisions in millions of EUR

2014 - 2016

	2014	2015	2016

Balance as of January 1	519	575	604
Changes:
Additions	213	198	183
Utilizations	(153)	(186)	(167)
Releases	(37)	(35)	(61)
Reclassification	17	14	142
Accretion	6	7	8
Translation differences and other	10	31	24

Balance as of December 31	575	604	733

The main elements of other provisions are:

•	provisions for possible taxes/social security of EUR 131 million (2015: EUR 99 million);

•

onerous contract provisions for unfavorable supply contracts as part of divestment transactions, onerous (sub)lease contracts and expected losses on existing projects /orders totaling EUR 85 million (2015: EUR 106 million);

•	provisions for employee jubilee funds EUR 84 million (2015: EUR 71 million);

•	self-insurance provisions of EUR 77 million (2015: EUR 70 million);

•	provisions for decommissioning costs of EUR 48 million (2015: EUR 52 million);

•	provisions for rights of return of EUR 46 million (2015: EUR 52 million);

•	provisions for other employee benefits and obligatory severance payments of EUR 38 million (2015: EUR 47 million);

•	a reclassification from litigation provisions which is linked to the agreement with Masimo (see Litigation provisions in this note).

Other provisions are expected to be utilized mainly within the next five years, except for:

•	provisions for employee jubilee funds of which less than half are expected to be utilized within the next five years;

•	provisions for rights of return to be utilized mainly within the next year;

•	provisions for contingent consideration to be utilized within the next year.

Post-employment benefits

Employee post-employment plans have been established in many countries in accordance with the legal requirements, customs and the local practice in the countries involved.

Most employees that take part in a Company pension plan are covered by defined-contribution (DC) pension plans. The Company also sponsors a number of defined-benefit (DB) pension plans. The benefits

168      Annual Report 2016

Group financial statements 10.10

provided by these plans are based on employees’ years of service and compensation levels. The Company also sponsors a limited number of DB retiree medical plans. The benefits provided by these plans typically cover a part of the healthcare costs after retirement.

The largest DB pension plans in 2016 are in the United States and Germany.

These plans account for approximately 80% of the total defined-benefit obligation (DBO) and plan assets.

The United States

The US defined-benefit pension plans are closed plans without further pension accrual. Indexation of benefits is not mandatory. The Company pays contributions to cover a deficit. The assets of the US funded pension plans are in Trusts governed by Trustees. The excess pension plans that covered accrual above the maximum salary of the funded plan are unfunded. De-risking contributions to the funded plans in 2016 amounted to EUR 242 million.

During 2016, in line with the split of the Company, two new Trusts were created covered by ERISA section 4044, which ensures an appropriate split of the plan assets, among others based on the maturity of the respective plans. A group of active employees who opted for a settlement of their rights via a lump sum or via the purchase of an insured annuity contract remained in the original Trust. To enable the settlements the Company provided for additional funding to the original Trust of EUR 14 million on top of the de-risking contributions. The difference between the related DBO and the lump sums paid and the annuity purchase price at transfer date was a EUR 2 million gain which is recognized as a settlement income in the income statement.

In 2016 the Company adopted the new mortality table RP2014-MP2016 for all US plans except for the unfunded excess plan where RP2006-MP2016 + white collar adjustment is the new table adopted. The new tables lowered the DBO by EUR 45 million. The new table published by the US Society of Actuaries adds 5 years of extra observation compared to MP2014 (the previous mortality table) and reconfirmed that the actual improvement in longevity is lower than assumed earlier.

Germany

The Company has several DB plans in Germany which for the largest part are unfunded, meaning that after retirement the Company is responsible for the annuity payments to retirees.

Due to the relatively high level of social security, the Company pension plans mainly provide benefits for the higher earners. Although the benefit design is of a DC type the German plans even when externally funded are accounted for as DB plans due to a minimum return requirement.

Company pension commitments in Germany are covered against employer bankruptcy via the “Pensions Sicherungs Verein” which charges a fee to all companies providing pension promises in a year a claim is paid.

Philips is one of the sponsors of Philips Pensionskasse VVaG in Germany, which is a multi-employer plan. The plan is accounted for as a DC plan.

Pension-related claim in the UK

In 2016 the UK Trustees and the Company succeeded in settling a pension-related legal claim against third parties. The Company and the Fund in the financing of the buy-out in 2015 already anticipated a future claim being awarded. As a result of this settlement the Company received EUR 46 million, recognized as a pension settlement gain in 2016.

This legal settlement did not affect part or all of the benefits provided under the respective plans, as all further legal or constructive obligations for these benefits were already eliminated during the plan settlements in 2015.

Significant events in 2015

2015 included settlement costs of EUR 329 million mainly related to the settlement of the UK plan, results of other de-risking actions in the UK prior to the settlement and the settlement of parts of the US pension plan. Past-service costs of EUR 14 million were recognized related to de-risking actions taken in the UK prior to the settlement of the plan, including a past-service cost for GMP Equalization in the same UK plan. Some smaller plan changes in other countries resulted in a small past-service cost gain.

The classification of the pension plan in the Netherlands changed in 2015 from a DB plan into a DC plan, triggering a settlement of the plan which at the time had a surplus of EUR 20 million. As the surplus was not recognized on the balance sheet due to the asset ceiling and because no further payments were made directly related to the settlement, as per the Company’s accounting policy, the Company did not recognize a settlement result in the income statement but in remeasurements for pensions in the Consolidated statements of Comprehensive Income.

Risks related to defined-benefit plans

The remaining defined-benefit plans expose the Company to various demographic and economic risks such as longevity risk, investment risks, currency and interest rate risk and in some cases inflation risk. The latter plays a role in the assumed wage increase but more importantly in some countries like Germany where indexation of pensions is mandatory. Pension fund Trustees are responsible for and have full discretion over the investment strategy of the plan assets. In general Trustees manage pension fund risks by diversifying the investments of plan assets and by (partially) matching interest rate risk of liabilities.

Annual Report 2016      169

Group financial statements 10.10

The Company has an active de-risking strategy in which it constantly looks for opportunities to reduce the risks associated with its defined-benefit plans. Liability-driven investment strategies, lump sum cash-out options, buy-ins, buy-outs and a change to DC are examples of the strategy.

The larger plans are either governed by independent Boards or by Trustees who have a legal obligation to evenly balance the interests of all stakeholders and operate under the local regulatory framework.

Investment policy in our largest pension plans

The trustees of the Philips pension plans are responsible for and have full discretion over the investment strategy of the plan assets.

The plan assets of the Philips pension plans in the US are invested in well diversified portfolios. The interest rate sensitivity of the fixed income portfolio is closely aligned to that of the plan’s pension liabilities. Any contributions from the sponsoring company are used to further increase the fixed income part of the assets. As part of the investment strategy, any additional investment returns of the return portfolio are used to further decrease the interest rate mismatch between the plan assets and the pension liabilities.

Balance sheet positions

The net balance sheet position presented in this note can be explained as follows:

•	The surplus in our plan in Brazil is not recognized as a net defined-benefit asset because in Brazil the regulatory framework prohibits refunds to the employer.

•	The deficits of the externally funded US defined-benefit plans and the unfunded plans in the US and Germany account for the largest part of the net balance sheet position.

The measurement date for all DB plans is December 31.

Summary of pre-tax costs for post-employment benefits and reconciliations

The below table contains the total of current and past service costs, administration costs and settlement results as included in Income from operations and the interest cost as included in Financial expenses.

Philips Group

Pre-tax costs for post-employment benefits in millions of EUR

2014 - 2016

	2014	2015	2016

Defined-benefit plans	245	561	53
included in income from operations	182	487	(13	)1)
included in financial expense	59	72	66
included in Discontinued operations	4	2	—
Defined-contribution plans including multi-employer plans	148	299	382
included in income from operations	144	293	382
included in Discontinued operations	4	6	—

1)	The net income mainly relates to the settlement of the pension related legal claim in the UK as described earlier in the note.

170      Annual Report 2016

Group financial statements 10.10

Reconciliations for the net liabilities and assets for post-employment defined-benefit plans:

Philips Group

Defined-benefit obligations in millions of EUR

2015 – 2016

			2015			2016

	Pensions	Retiree medical	total	Pensions	Retiree medical	total

Balance as of January 1	27,081	241	27,322	4,527	230	4,757
Service cost	137	—	137	43	1	44
Interest cost	465	12	477	177	12	189
Employee contributions	9	—	9	5	—	5
Actuarial (gains) / losses
– demographic assumptions	—	—	—	(42)	(3)	(45)
– financial assumptions	1,525	(2)	1,523	195	13	208
– experience adjustment	(149)	(17)	(166)	8	(15)	(7)
(Negative) past service cost	14	—	14	(8)	—	(8)
Acquisitions	—	—	—	—	—	—
Divestments	(12)	—	(12)	—	—	—
Settlements	(24,390)	—	(24,390)	(85)	—	(85)
Benefits paid	(787)	(13)	(800)	(303)	(12)	(315)
Exchange rate differences	635	9	644	185	8	193
Miscellaneous	(1)	—	(1)	51	—	51

Balance as of December 31	4,527	230	4,757	4,753	234	4,987
Present value of funded obligations at December 31	3,635	—	3,635	3,850	—	3,850
Present value of unfunded obligations at December 31	892	230	1,122	903	234	1,137

Philips Group Plan assets in millions of EUR 2015 - 2016

			2015			2016

	Pensions	Retiree medical	total	Pensions	Retiree medical	total

Balance as of January 1	25,863	—	25,863	2,710	—	2,710
Interest income on plan assets	434	—	434	137	—	137
Admin expenses paid	(9)	—	(9)	(3)	—	(3)
Return on plan assets excluding interest income	918	—	918	41	—	41
Employee contributions	9	—	9	5	—	5
Employer contributions	547	—	547	246	—	246
Divestments	(7)	—	(7)	—	—	—
Settlements	(24,840)	—	(24,840)	(33)	—	(33)
Benefits paid	(725)	—	(725)	(239)	—	(239)
Exchange rate differences	520	—	520	180	—	180
Miscellaneous	—	—	—	51	—	51

Balance as of December 31	2,710	—	2,710	3,095	—	3,095
				—	—
Funded status	(1,817)	(230)	(2,047)	(1,658)	(234)	(1,892)
Unrecognized net assets	(90)	—	(90)	(105)	—	(105)

Net balance sheet position	(1,907)	(230)	(2,137)	(1,763)	(234)	(1,997)

Annual Report 2016      171

Group financial statements 10.10

The classification of the net balance is as follows:

Philips Group

Net balance of defined-benefit pension plans in millions of EUR

2015 - 2016

			2015			2016

	Pensions	Retiree medical	total	Pensions	Retiree medical	total

Prepaid pension costs under other non-current assets	3	—	3	1	—	1
Provision for pensions under provisions1)	(1,910)	(230)	(2,140)	(1,762)	(234)	(1,996)
Provision for pensions under AHFS				(2)	—	(2)

Net balance of defined-benefit plans	(1,907)	(230)	(2,137)	(1,763)	(234)	(1,997)

1)	Adjusted to reflect a reclassification of net defined-benefit obligations into Long-term provisions. See note 1, Significant accounting policies

Philips Group

Changes in the effect of the asset ceiling in millions of EUR

2015 - 2016

	2015	2016

Balance as of January 1	792	90
Interest on unrecognized assets	29	14
Remeasurements	(733)	(21)
Exchange rate differences	2	22

Balance as of December 31	90	105

Plan assets allocation

The asset allocation in the Company’s pension plans at December 31 was as follows:

Philips Group

Plan assets allocation in millions of EUR

2015 - 2016

	2015	2016

- Debt securities	1,523	1,646
- Equity securities	740	902
- Real estate	9	2
- Other	438	545

Total assets	2,710	3,095

The assets in 2016 contain 58% (2015: 51%) unquoted assets. Plan assets in 2016 do not include property occupied by or financial instruments issued by the Company.

Assumptions

The mortality tables used for the Company’s major schemes are:

•	US: RP2014 HA/EE Fully Generational scaled with MP2016; RP2006-MP2016 + white collar adjustment for the unfunded excess plans.

•	Germany: Richttafeln 2005 Generational K.Heubeck

The weighted averages of the assumptions used to calculate the defined-benefit obligations as of December 31 were as follows:

Philips Group

Assumptions used for defined-benefit obligations in %

2015 - 2016

	2015	2016

Discount rate	4.0%	3.8%
Inflation rate	2.4%	2.6%
Rate of compensation increase	2.7%	3.3%

The average duration of the defined-benefit obligation of the pension plans is 11 years (2015: 10 years).

Cost trend rates retiree medical plans

Assumed healthcare cost trend rates at December 31:

Philips Group

Assumed healthcare cost trend rates in %

2015 - 2016

	2015	2016

Healthcare cost trend rate assumed for next year	7.5%	8.4%
Rate that the cost trend rate will gradually reach	5.3%	5.4%
Year of reaching the rate at which it is assumed to remain	2025	2028

The average duration of the defined-benefit obligation of the retiree medical plans is 9 years (2015: 8 years).

Cash flows and costs in 2017

The Company expects considerable cash outflows in relation to post-employment benefits which are estimated to amount to EUR 506 million in 2017, consisting of:

•	EUR 49 million employer contributions to funded DB pension plans (US: EUR 15 million, DE: EUR 23 million, Other: EUR 11 million);

•	EUR 382 million employer contributions to DC pension plans (NL: EUR 204 million, US: EUR 114 million, Other: EUR 64 million);

•	EUR 57 million cash outflows in relation to unfunded DB pension plans (US: EUR 8 million, DE: EUR 37 million, Other: EUR 12 million) and

•	EUR 18 million in relation to unfunded retiree medical plans (US: EUR 12 million, Other EUR 6 million).

For the funding of the deficit in the US plan the Group adheres to the minimum funding requirements of the US Pension Protection Act.

The service and administration cost for 2017 is expected to amount to EUR 41 million fully for defined-benefit pension plans. The interest expense for 2017 is expected to amount to EUR 62 million, consisting of EUR 50 million for DB pension plans and EUR 12 million for DB retiree medical plans. The cost for DC pension plans in 2017 is equal to the DC cash flow.

172      Annual Report 2016

Group financial statements 10.10

Sensitivity analysis

The table below illustrates the approximate impact on the DBO from movements in key assumptions. The DBO was recalculated using a change in the assumptions of 1% which overall is considered a reasonably possible change. The impact on the DBO because of changes in discount rate is normally accompanied by offsetting movements in plan assets, especially when using matching strategies.

Philips Group

Sensitivity of key assumptions in millions of EUR

2016

	Defined benefit obligation
		Retiree
	Pensions	medical

Increase
Discount rate (1% movement)	(524)	(20)
Wage change (1% movement)	27
Inflation (1% movement)	139
Longevity (see explanation)	134	10
Healthcare cost trend (1% increase)		19
Decrease
Discount rate (1% movement)	622	22
Wage change (1% movement)	(23)
Inflation (1% movement)	(126)

Philips Group

Sensitivity of key assumptions in millions of EUR

2015

	Defined benefit obligation
		Retiree
	Pensions	medical

Increase
Discount rate (1% movement)	(468)	(18)
Wage change (1% movement)	23
Inflation (1% movement)	115
Longevity (see explanation)	80	7
Healthcare cost trend (1% increase)		13
Decrease
Discount rate (1% movement)	550	20
Wage change (1% movement)	(20)
Inflation (1% movement)	(104)

The mortality table (i.e. longevity) also impacts the DBO. The above sensitivity table illustrates the impact on the DBO of a further 10% decrease in the assumed rates of mortality for the Company’s major schemes. A 10% decrease in assumed mortality rates equals improvement of life expectancy by 0.5 - 1 year.

Changes in assumed healthcare cost trend rates can have a significant effect on the amounts reported for the retiree medical plans. A 1%-point increase in the healthcare cost trend rate is therefore included in the above table as a likely scenario.

Accrued liabilities

Accrued liabilities are summarized as follows:

Philips Group

Accrued liabilities in millions of EUR

2015 - 2016

	2015	2016

Personnel-related costs:
- Salaries and wages	567	684
- Accrued holiday entitlements	180	154
- Other personnel-related costs	148	108
Fixed-asset-related costs:
- Gas, water, electricity, rent and other	53	52
Communication and IT costs	46	75
Distribution costs	107	123
Sales-related costs:
- Commission payable	20	22
- Advertising and marketing-related costs	168	183
- Other sales-related costs	54	55
Material-related costs	147	142
Interest-related accruals	69	68
Deferred income	932	957
Other accrued liabilities1)	324	411

Accrued liabilities	2,815	3,034

1)	Adjusted to reflect a reclassification of net defined-benefit obligations into Long-term provisions. See note 1, Significant accounting policies

Deferred income is mainly related to Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses, in both 2016 and 2015.

Other liabilities

Other non-current liabilities

Other non-current liabilities are summarized as follows:

Philips Group

Other non-current liabilities in millions of EUR

2015 - 2016

	2015	2016

Deferred income	257	251
Other tax liability	454	395
Other liabilities	101	73

Other non-current liabilities 1)	812	719

1)	Adjusted to reflect a reclassification of net defined-benefit obligations previously reported as Accrued pension costs into Long-term provisions. See note 1, Significant accounting policies

For further details on tax related liabilities refer to note 8, Income taxes.

Annual Report 2016      173

Group financial statements 10.10

Other current liabilities

Other current liabilities are summarized as follows:

Philips Group

Other current liabilities in millions of EUR

2015 - 2016

	2015	2016

Accrued customer rebates that cannot be offset with accounts receivables for those customers	544	593
Advances received from customers on orders not covered by work in process	375	451
Other taxes including social security premiums	177	208
Other liabilities	177	120

Other current liabilities	1,273	1,372

The other liabilities per December 31, 2016 include reclassifications from litigation provisions to liabilities due to settlements reached. For more details reference is made to Litigation provisions in note 19, Provisions and to Legal proceedings in note 25, Contingent assets and liabilities. The decrease of the balance of other liabilities as per December 31, 2016 mainly relates to pay-out of these liabilities as per December 31, 2015.

Cash flow statement supplementary information

Cash used for derivatives and current financial assets

In 2016, a total of EUR 132 million cash was paid with respect to foreign exchange derivative contracts related to activities for liquidity management and funding (2015: EUR 193 million outflow; 2014: EUR 13 million outflow).

Purchase and proceeds from non-current financial assets

In 2016, the net cash outflow of EUR 45 million was mainly due to the acquisition of stakes in Abraaj Growth Markets Fund.

In 2015, the net cash inflow of EUR 32 million was mainly due to the sale of stakes in Silicon & Software Systems and other equity interests.

In 2014, the net cash inflow of EUR 26 million was mainly due to the sale of stakes in Neusoft, Chimei Innolux, and Sapiens, offset by loans provided to TPV Technology Limited.

Bank error

On December 30, 2016 a financial institution erroneously transferred EUR 150 million of cash to the Philips Lighting bank account. On January 2, 2017 the transfer was reversed by all parties involved for the full amount with retrospective effect to December 30, 2016. As the transaction lacks economic substance and Philips Lighting never had any exposure or benefit, the transaction has not been accounted for in these financial statements.

Contractual obligations

Philips Group

Contractual cash obligations1,2) in millions of EUR

2016

		payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years

Long-term debt3)	5,117	1,290	104	1,297	2,426
Finance lease obligations	307	93	127	54	33
Short-term debt	210	210	—	—	—
Operating lease obligations	942	227	300	195	220
Derivative liabilities	841	280	410	—	151
Interest on debt4)	2,229	184	306	295	1,444
Purchase obligations5)	260	108	73	33	46
Trade and other payables	2,848	2,848	—	—	—

Contractual cash obligations	12,754	5,240	1,320	1,874	4,320

1)	Obligations in this table are undiscounted
2)

This table excludes pension contribution commitments and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement

3)	Long-term debt includes short-term portion of long-term debt and excludes finance lease obligations
4)	Approximately 30% of the debt bears interest at a floating rate
5)

Philips has commitments related to the ordinary course of business which in general relate to contracts and purchase order commitments for less than 12 months. In the table, only the commitments for multiple years are presented, including their short-term portion

Philips Group

Contractual cash obligations1,2) in millions of EUR

2015

		payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years

Long-term debt3)	4,034	84	1,152	1	2,797
Finance lease obligations	242	72	92	36	42
Short-term debt	1,515	1,515	—	—	—
Operating lease obligations	952	243	280	162	267
Derivative liabilities	995	253	383	156	203
Interest on debt4)	2,767	221	438	334	1,774
Purchase obligations5)	175	68	69	30	8
Trade and other payables	2,673	2,673	—	—	—

Contractual cash obligations	13,353	5,129	2,414	719	5,091

1)	Obligations in this table are undiscounted
2)

This table excludes pension contribution commitments and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement

3)	Long-term debt includes short-term portion of long-term debt and excludes finance lease obligations
4)

Approximately 32% of the debt bears interest at a floating rate. Majority of the interest payments on variable interest rate loans in the table above reflect market forward interest rates at the period end and these amounts may change as market interest rate changes

5)

Philips has commitments related to the ordinary course of business which in general relate to contracts and purchase order commitments for less than 12 months. In the table, only the commitments for multiple years are presented, including their short-term portion

174      Annual Report 2016

Group financial statements 10.10

Certain Philips suppliers factor their trade receivables from Philips with third parties through supplier finance arrangements. At December 31, 2016 approximately EUR 360 million of the Philips accounts payable were known to have been sold onward under such arrangements whereby Philips confirms invoices. Philips continues to recognize these liabilities as trade payables and will settle the liabilities in line with the original payment terms of the related invoices.

The Company has entered into contracts with venture capitalists where it committed itself to make, under certain conditions, capital contributions to its investment funds to an aggregated amount of EUR 90 million (2015: EUR 22 million) until June 30, 2021. As at December 31, 2016 capital contributions already made to these investment funds are recorded as available-for-sale financial assets within Other non-current financial assets.

The operating lease obligations are mainly related to the rental of buildings. A number of these leases originate from sale-and-leaseback arrangements. Operating lease payments under sale-and-leaseback arrangements for 2016 totaled EUR 36 million (2015: EUR 36 million).

The remaining minimum payments under sale-and-leaseback arrangements included in operating lease obligations above are as follows:

Philips Group

Operating lease - minimum payments under sale-and-leaseback arrangements in millions of EUR

2016

2017	36
2018	34
2019	33
2020	29
2021	27
Thereafter	91

Finance lease liabilities

The below table discloses the reconciliation between the total of future minimum lease payments and their present value.

Philips Group

Finance lease liabilities in millions of EUR

2015 - 2016

	2015			2016
	future mini- mum lease pay- ments	interest	present value of mini- mum lease pay- ments	future mini- mum lease pay- ments	interest	present value of mini- mum lease pay- ments
Less than one year	72	6	66	93	8	85
Between one and five years	128	17	111	181	15	166
More than five years	42	8	34	33	5	28

Finance lease	242	31	211	307	28	279

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

In December 2013, the liability phase of the Zoll lawsuit was tried before a jury in the United States District Court for the District Massachusetts. Philips and Zoll were both held to infringe each other’s patents. The Zoll liability judgment was appealed by both parties to the United States Court of Appeal for the Federal Circuit (CAFC) in August 2014. In a July 28, 2016 decision, the liability judgment was affirmed-in-part, reversed-in-part and vacated-in-part by the CAFC. In view of the CAFC decision, Philips continues to expect a net difference in damages in its favor. Resolution of the amount ultimately owed to Philips is contingent upon a damages trial now scheduled to begin on July 24, 2017.

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. At the end of 2016, the total fair value of guarantees recognized on the balance sheet amounted to EUR nil million (December 31, 2015: EUR nil million). Remaining off-balance-sheet business and credit-related guarantees provided on behalf of third parties and associates decreased by EUR 9 million during 2016 to EUR 28 million (December 31, 2015: EUR 37 million).

Annual Report 2016      175

Group financial statements 10.10

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

The Company reached settlements with both the direct purchaser plaintiffs and indirect purchaser plaintiffs fully resolving all claims of the direct and indirect purchaser class. The direct purchaser settlement was approved by the court in 2012, while the indirect purchaser settlement was approved by the United States District Court for the Northern District of California in 2016 and is now pending before the Ninth Circuit Court of Appeals. In the past years the Company also reached settlements with a number of the individual plaintiffs resolving all claims by those retailers on a global basis. The settlements reached to date represent the vast majority of CRT sales attributed to the Company by the individual plaintiffs. In effect, all cases originally scheduled for trial in the Northern District of California have now been resolved, leaving unresolved certain of the cases that were consolidated in the California case for pre-trial purposes that have to be transferred back to their original venue for further proceedings. Trial dates have not yet been set for those cases.

In addition, the state attorneys general of California, Florida, Illinois, Oregon and Washington filed actions against the Company and other defendants seeking to recover damages on behalf of the states and, acting as parens patriae, their consumers. In 2012 the Florida complaint was withdrawn. In 2013 a settlement agreement was reached with the state attorney general of California that has been approved subject to review by the California Court of Appeal. In 2016, settlements were reached with the state attorneys general of Illinois and Oregon which settlements are awaiting final approval in their respective state courts. The action brought by the state attorney of Washington is pending; a trial date has not been set.

Canada

In 2007, certain Philips Group companies were also being named as defendants in proposed class proceedings in Ontario, Quebec and British Columbia, Canada, along with numerous other participants in the industry. After years of inactivity, in 2014, plaintiffs in the Ontario action initiated the class certification proceedings leading to class certification in the second half of 2016.

Other civil claims related to CRT

In 2014, the Company was named as a defendant in a consumer class action lawsuit filed in Israel in which damages are claimed against several defendants based on alleged anticompetitive activities in the CRT industry. In addition, an electronics manufacturer filed a claim against the Company and several co- defendants with a court in the Netherlands, also seeking compensation for the alleged damage sustained as a result from the alleged anticompetitive activities in the CRT industry. In 2015, the Company became involved in further civil CRT antitrust litigation with previous CRT customers in the United Kingdom, Germany, Brazil and Denmark. In all cases the same substantive allegations about anticompetitive activities

176      Annual Report 2016

Group financial statements 10.10

in the CRT industry are made and damages are sought. The Company has received indications that more civil claims may be filed in due course.

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

In September 2015, PLDS entered into a settlement agreement with the direct purchaser plaintiffs under which the Company was released from the direct purchaser claims. In December 2016, PLDS reached a settlement with the indirect purchaser plaintiffs which is subject to court approval. Under the settlement, the Company will be released from the indirect purchaser claims.

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

Also, in June 2013, the State of Florida filed a separate complaint in the Northern District of California against the Company, PLDS, PLDS USA and other defendants containing largely the same allegations as the class and individual complaints. Florida seeks to recover damages sustained in its capacity as a buyer of ODDs and, in its parens patriae capacity, on behalf of its citizens. In December 2016, PLDS reached a settlement with the state attorney general of Florida, which settlement is subject to court approval. Pursuant to the settlement agreement, the Company is also released from the Florida state attorney general’s claim.

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

Furthermore, in the second half of 2016 the Company was named as defendant in a class action in Israel based on allegations similar to the class actions in the United States.

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

Annual Report 2016      177

Group financial statements 10.10

Commission. In February 2017, the European Commission opened its formal proceedings. Philips is fully cooperating with the European Commission.

Due to the considerable uncertainty associated with this matter, on the basis of current knowledge, the Company has concluded that potential losses cannot be reliably estimated with respect to these matters.

Miscellaneous

As part of the divestment of the Television and Audio, Video, Multimedia & Accessories businesses in 2012 and 2014, the Company transferred economic ownership and control in some legal entities or divisions thereof, while retaining (partial) legal ownership. Considering the current challenging business environment, the Company might face employee and operational liabilities in case of certain adverse events. Given the uncertain nature of the relevant events and liabilities, it is not practicable to provide information on the estimate of the financial effect, if any, or timing. The outcome of the uncertain events could have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

The Company is currently in advanced discussions on resolving a civil matter with the US Department of Justice representing the US Food and Drug Administration (FDA), arising from past inspections by the FDA in and prior to 2015. The discussions focus primarily on the Company’s compliance with the FDA’s Quality System Regulations in the Company’s Emergency Care and Resuscitation (ECR) business in the United States. While discussions have not yet concluded, the Company anticipates that the actions necessary to address the FDA’s compliance concerns will have a meaningful impact on the operations of its ECR business.

Related-party transactions

In the normal course of business, Philips purchases and sells goods and services from/to various related parties in which Philips typically holds a 50% or less equity interest and has significant influence. These transactions are generally conducted with terms comparable to transactions with third parties.

For details of these parties in which Philips typically holds a 50% or less equity interest, refer to the Investments in associates section of note 5, Interests in entities.

Philips Group

Related-party transactions in millions of EUR

2014 - 2016

	2014	2015	2016

Sales of goods and services	215	222	207
Purchases of goods and services	85	87	81
Receivables from related parties	14	16	33
Payables to related parties	4	4	3

In addition to the table above, as part of its operations in the US, Philips sold non-recourse third-party receivables to PMC US amounting to EUR 139 million in 2016 (2015: EUR 129 million; 2014: EUR 123 million).

In light of the composition of the Executive Committee, the Company considers the members of the Executive Committee and the Supervisory Board to be the key management personnel as defined in IAS 24 ‘Related parties’.

For remuneration details of the Executive Committee, the Board of Management and the Supervisory Board see note 28, Information on remuneration.

For employee benefit plans see note 20, Post-employment benefits.

Share-based compensation

The purpose of the share-based compensation plans is to align the interests of management with those of shareholders by providing incentives to improve the Company’s performance on a long-term basis, thereby increasing shareholder value.

The Company has the following plans:

•	performance shares: rights to receive common shares in the future based on performance and service conditions;

•	restricted shares: rights to receive common shares in the future based on a service condition; and

•	options on its common shares, including the 2012 and 2013 Accelerate! grant.

Since 2013 the Board of Management and other members of the Executive Committee are only granted performance shares. Restricted shares are granted to executives, certain selected employees and new employees. Prior to 2013 options were also granted.

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

Share-based compensation costs were EUR 119 million (2015: EUR 99 million, 2014: EUR 85 million). This includes the employee stock purchase plan of 5 million, which is not a share-based compensation that affects equity. The share-based compensation costs for staff belonging to the combined businesses of Lumileds and Automotive of EUR 6 million are included in Discontinued operations. In the consolidated

178      Annual Report 2016

Group financial statements 10.10

statements of changes in equity EUR 119 million is recognized in 2016 related to the share-based compensation plans. The amount recognized as an expense is adjusted for forfeiture. USD-denominated performance shares, restricted shares and options are granted to employees in the United States only.

Performance shares

The performance is measured over a three-year performance period. The performance shares have two performance conditions, relative Total Shareholders’ Return compared to a peer group of 20 companies (2015: 21 companies, 2014: 21 companies) and adjusted Earnings Per Share growth. The performance shares vest three years after the grant date. The number of performance shares that will vest is dependent on achieving the two performance conditions, which are equally weighted, and provided that the grantee is still employed with the Company.

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

Philips Group

Assumptions used in Monte-Carlo simulation for valuation in %

2016

2016

EUR-denominated
Risk-free interest rate	(0.45)%
Expected dividend yield	3.4%
Expected share price volatility	26%

USD-denominated
Risk-free interest rate	(0.45)%
Expected dividend yield	3.4%
Expected share price volatility	29%

The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectation of future developments for other purposes. The Company has based its volatility assumptions on historical experience measured over a ten-year period.

A summary of the status of the Company’s performance share plans as of December 31, 2016 and changes during the year are presented below:

Philips Group

Performance share plans

2016

	shares1)	weighted average grant-date fair value

EUR-denominated
Outstanding at January 1, 2016	8,394,982	24.83
Granted	2,589,991	24.86
Vested/Issued	2,272,590	23.54
Forfeited	910,120	24.80

Outstanding at December 31, 2016	7,802,263	25.21

USD-denominated
Outstanding at January 1, 2016	5,774,700	30.35
Granted	1,673,886	28.36
Vested/Issued	1,660,640	30.79
Forfeited	669,017	30.34

Outstanding at December 31, 2016	5,118,929	29.56

1)	Excludes dividend declared on outstanding shares between grant date and vesting date that will be issued in shares (EUR-denominated: 548,830 shares and USD-denominated: 362,334 shares).

At December 31, 2016, a total of EUR 124 million of unrecognized compensation costs relate to non-vested performance shares. These costs are expected to be recognized over a weighted-average period of 1.8 years.

Restricted shares

The fair value of restricted shares is equal to the share price at grant date.

The Company issues restricted shares that, in general, have a 3 year cliff-vesting period. For grants up to and including January 2013 the Company granted 20% additional (premium) shares, provided the grantee still holds the shares after three years from the delivery date and the grantee is still with the Company on the respective delivery dates. As of December 31, 2016 all restricted share plans granted before 2013 have vested except their premium shares.

Annual Report 2016      179

Group financial statements 10.10

A summary of the status of the Company’s restricted shares as of December 31, 2016 and changes during the year are presented below:

Philips Group

Restricted shares

2016

	shares1)2)	weighted average grant-date fair value

EUR-denominated
Outstanding at January 1, 2016	1,008,675	25.02	3)
Granted	1,171,449	24.09
Vested/Issued	436,326	24.95
Forfeited	76,838	24.67

Outstanding at December 31, 2016	1,666,960	24.40

USD-denominated
Outstanding at January 1, 2016	758,409	28.79	3)
Granted	1,297,750	27.38
Vested/Issued	201,062	28.81
Forfeited	143,194	28.09

Outstanding at December 31, 2016	1,711,903	27.78

1)	Excludes dividend declared on outstanding shares between grant date and vesting date that will be issued in shares (EUR-denominated: 79,499 shares and USD-denominated: 73,292 shares).
2)	Excludes premium shares on Restricted shares granted before 2013. (20% additional (premium) shares that may be received if shares delivered under the plan are not sold for a three-year period).
3)	The weighted average grant-date fair value was updated for outstanding shares at January 1, 2016 due to an update in the fair value calculation of restricted shares.

At December 31, 2016, a total of EUR 42 million of unrecognized compensation costs relate to non-vested restricted shares. These costs are expected to be recognized over a weighted-average period of 1.5 years.

Option plans

The Company granted options that expire after 10 years. These options vest after 3 years, provided that the grantee is still employed with the Company. All outstanding options have vested as of December 31, 2016.

The following tables summarize information about the Company’s options as of December 31, 2016 and changes during the year:

Philips Group

Options on EUR-denominated listed share

2016

	options	weighted average exercise price

Outstanding at January 1, 2016	11,647,314	22.23
Exercised	2,784,387	18.69
Forfeited	501,159	27.59
Expired	1,309,703	26.27

Outstanding at December 31, 2016	7,052,065	22.49

Exercisable at December 31, 2016	7,052,065	22.49

The exercise prices range from EUR 12.63 to EUR 32.04. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2016, was 2.9 years. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2016, was EUR 49 million.

The total intrinsic value of options exercised during 2016 was EUR 20 million (2015: EUR 21 million, 2014: EUR 11 million).

Philips Group

Options on USD-denominated listed share

2016

	options	weighted average exercise price

Outstanding at January 1, 2016	9,676,807	30.62
Exercised	724,260	19.79
Forfeited	387,222	34.71
Expired	840,104	32.04

Outstanding at December 31, 2016	7,725,221	31.27

Exercisable at December 31, 2016	7,725,221	31.27

The exercise prices range from USD 16.76 to USD 44.15. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2016, was 2.9 years. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2016, was USD 22 million.

The total intrinsic value of options exercised during 2016 was USD 6 million (2015: USD 8 million, 2014: USD 9 million).

At December 31, 2016 there were no unrecognized compensation costs related to outstanding options. Cash received from exercises under the Company’s option plans amounted to EUR 65 million in 2016 (2015: EUR 72 million, 2014: EUR 77 million). The actual tax deductions realized as a result of option exercises totaled approximately EUR 2 million in 2016 (2015: EUR 3 million, 2014: EUR 3 million).

180      Annual Report 2016

Group financial statements 10.10

The outstanding options as of December 31, 2016 are categorized in exercise price ranges as follows:

Philips Group

Outstanding options

2016

exercise price	options	intrinsic value in millions	weighted average remaining contractual term

EUR-denominated
10-15	1,784,149	26	4.7 yrs
15-20	55,530	1	4.8 yrs
20-25	3,573,585	22	3.3 yrs
25-30	1,683		0.1 yrs
30-35	1,637,118		0.3 yrs

Outstanding options	7,052,065	49	2.9 yrs
USD-denominated
15-20	1,679,475	20	4.6 yrs
20-25	106,797	1	4.7 yrs
25-30	1,762,125	2	4.3 yrs
30-35	1,470,263		2.9 yrs
35-40	1,337,625		1.2 yrs
40-55	1,368,936		0.3 yrs

Outstanding options	7,725,221	23	2.9 yrs

The aggregate intrinsic value in the tables and text above represents the total pre-tax intrinsic value (the difference between the Company’s closing share price on the last trading day of 2016 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2016.

The following table summarizes information about the Company’s Accelerate! options as of December 31, 2016 and changes during the year:

Philips Group

Accelerate! options

2016

	options	weighted average exercise price

EUR-denominated
Outstanding at January 1, 2016	1,304,500	16.08
Exercised	439,200	16.20
Forfeited	5,000	15.24

Outstanding at December 31, 2016	860,300	16.02

Exercisable at December 31, 2016	860,300	16.02
USD-denominated
Outstanding at January 1, 2016	347,800	20.02
Exercised	90,000	20.02
Forfeited	—

Outstanding at December 31, 2016	257,800	20.02

Exercisable at December 31, 2016	257,800	20.02

The exercise prices of the Accelerate! options are EUR 15.24 and EUR 22.43 for EUR-denominated options and is USD 20.02 for USD-denominated options. The weighted average remaining contractual term for EUR-denominated Accelerate! options outstanding and exercisable at December 31, 2016 was 5.2 years. The weighted average remaining contractual term for USD-Accelerate! options outstanding and exercisable at December 31, 2016 was 5.1 years. The aggregate intrinsic value of the EUR-denominated Accelerate! options outstanding and exercisable at December 31, 2016, was EUR 11 million. The aggregate intrinsic value of the USD-denominated Accelerate! options outstanding and exercisable at December 31, 2016, was USD 3 million.

The total intrinsic value of Accelerate! options exercised during 2016 was EUR 4 million for EUR-denominated options (2015: EUR 5 million) and USD 1 million for USD-denominated options (2015: USD 1 million).

Cash received from exercises for EUR-denominated and USD-denominated Accelerate! options amounted to EUR 9 million in 2016 (2015: EUR 9 million). The actual tax deductions realized as a result of Accelerate! USD options exercises totaled approximately EUR 0.3 million in 2016 (2015: EUR 0.3 million).

Information on remuneration

Remuneration of the Executive Committee

In 2016, the total remuneration costs relating to the members of the Executive Committee (consisting of 12 members, including the members of the Board of Management) amounted to EUR 22,433,827 (2015: EUR 15,098,023, 2014: EUR 16,878,909) consisting of the elements in the table below.

Annual Report 2016      181

Group financial statements 10.10

Philips Group

Remuneration costs of the Executive Committee1) in EUR

2014 - 2016

	2014	2015	2016

Base salary/Base compensation	6,513,027	5,974,928	6,388,667
Annual incentive2)	1,526,658	2,705,560	5,746,347
Performance shares3)	3,357,142	2,740,004	5,943,782
Stock options3)	583,755	88,775	—
Restricted share rights3)	409,809	91,339	764,311
Pension allowances4)	—	2,193,409	1,854,129
Pension scheme costs	2,458,759	209,462	180,077
Other compensation5)	2,029,759	1,094,546	1,556,514

1)	The Executive Committee consisted of 12 members as per December 31, 2016 (2015: 8 members; 2014: 9 members)
2)	The annual incentives are related to the performance in the year reported which are paid out in the subsequent year
3)

Costs of performance shares, stock options and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of stock options at the end of the lock up period and the value of performance shares and restricted share rights at the vesting/release date

4)	Pension allowances are gross taxable allowances paid to the Executive Committee members in the Netherlands. These allowances are part of the pension arrangement
5)

The stated amounts mainly concern (share of) allowances to members of the Executive Committee that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated.

At December 31, 2016, the members of the Executive Committee (including the members of the Board of Management) held 750,631 (2015: 843,461; 2014: 1,050,080) stock options at a weighted average exercise price of EUR 21.17 (2015: EUR 18.67; 2014: EUR 18.53).

Remuneration of the Board of Management

In 2016, the total remuneration costs relating to the members of the Board of Management amounted to EUR 8,904,859 (2015: EUR 6,612,092; 2014: EUR 6,635,334), see table below.

At December 31, 2016, the members of the Board of Management held 476,200 stock options (2015: 479,881; 2014: 586,500) at a weighted average exercise price of EUR 19.47 (2015: EUR 19.52; 2014: EUR 19.60).

Philips Group

Remuneration costs of individual members of the Board of Management in EUR

2014 - 2016

	base compensation/ salary	annual incentive1)	performance shares2)	stock options2)	restricted share rights2)	pension allowances3)	pension scheme costs	other compensation4)	total costs

2016
F.A. van Houten	1,197,500	1,354,227	1,423,538	—	12,041	536,195	24,838	126,703	4,675,042
A. Bhattacharya	650,000	540,072	362,758	—	3,341	201,524	24,838	73,642	1,856,175
P.A.J. Nota	702,500	619,745	683,101	—	9,251	277,649	24,838	56,558	2,373,642

	2,550,000	2,514,044	2,469,397	—	24,633	1,015,368	74,514	256,903	8,904,859
2015 F.A. van Houten	1,168,750	768,920	1,273,940	17,713	28,279	529,387	25,241	78,035	3,890,265
A. Bhattacharya	23,551	11,937	8,968	—	183	7,315	886	998	53,838
R.H. Wirahadiraksa	664,583	239,250	(652,049)	12,045	(37,210)	290,772	24,002	29,477	570,870
P.A.J. Nota	672,500	383,112	605,749	12,045	21,964	270,529	26,302	104,918	2,097,119

	2,529,384	1,403,219	1,236,608	41,803	13,216	1,098,003	76,431	213,428	6,612,092
2014
F.A. van Houten	1,137,500	349,600	860,564	101,344	76,951	—	485,655	86,554	3,098,168
R.H. Wirahadiraksa	712,500	156,600	446,337	68,914	52,965	—	298,995	35,909	1,772,220
P.A.J. Nota	643,750	258,180	406,358	68,914	57,200	—	267,037	63,507	1,764,946

	2,493,750	764,380	1,713,259	239,172	187,116	—	1,051,687	185,970	6,635,334
1)

The annual incentives are related to the performance in the year reported which are paid out in the subsequent year. For more details on the annual incentives, see sub-section 8.2.6, 2016 Annual Incentive, of this report

2)

Costs of performance shares, stock options and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of stock options at the end of the lock up period and the value of performance shares and restricted share rights at the vesting/release date

3)	Pension allowances are gross taxable allowances paid to members of the Board of Management. These allowances are part of the pension arrangement as agreed upon in the services contracts.
4)

The stated amounts mainly concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated

For further information on remuneration costs, see sub-section 8.2.4, Remuneration costs, of this report.

182      Annual Report 2016

Group financial statements 10.10

The tables below give an overview of the performance share plans and the stock option plans of the Company, held by the members of the Board of Management:

Philips Group

Number of performance shares (holdings) in number of shares

2016

	January 1, 2016		awarded 2016	awarded dividend shares 2016	realized 2016	December 31, 2016	vesting date

F.A. van Houten	69,097		—	—	58,732	—	05.03.2016
	63,117		—	2,182	—	65,299	04.28.2017
	56,677		—	1,959	—	58,636	05.05.2018
	—		59,287	2,049	—	61,336	04.29.2019
A. Bhattacharya	13,086	1)	—	—	11,123	—	05.03.2016
	11,434	1)	—	396	—	11,830	04.28.2017
	12,059	1)	—	417	—	12,476	05.05.2018
	—		26,650	921	—	27,571	04.29.2019
P.A.J. Nota	32,717		—	—	27,809	—	05.03.2016
	29,729		—	1,028	—	30,757	04.28.2017
	27,333		—	945	—	28,278	05.05.2018
	—		29,110	1,006	—	30,116	04.29.2019

Performance shares (holdings)	315,249		115,047	10,903	97,664	326,299

1)	Awarded before date of appointment as a member of the Board of Management

Philips Group

Stock options (holdings) in number of shares

2016

	January 1, 2016		granted	exercised	expired		December 31, 2016	grant price (in euros)	share (closing) price on exercise date	expiry date

F.A. van Houten	20,400	1)	—	—	—		20,400	22.88	—	10.18.2020
	75,000		—	—	—		75,000	20.90	—	04.18.2021
	75,000		—	—	—		75,000	14.82	—	04.23.2022
	55,000		—	—	—		55,000	22.43	—	01.29.2023
A. Bhattacharya	3,681	1)	—	—	3,681	1)	—	26.28	—	04.18.2016
	16,500	1)	—	—	—		16,500	22.88	—	10.18.2020
	16,500	1)	—	—	—		16,500	20.90	—	04.18.2021
	20,000	1)	—	—	—		20,000	15.24	—	01.30.2022
	16,500	1)	—	—	—		16,500	14.82	—	04.23.2022
P.A.J. Nota	40,800	1)	—	—	—		40,800	22.88	—	10.18.2020
	51,000		—	—	—		51,000	20.90	—	04.18.2021
	51,000		—	—	—		51,000	14.82	—	04.23.2022
	38,500		—	—	—		38,500	22.43	—	01.29.2023

Stock options (holdings)	479,881		—	—	3,681		476,200

1)	Awarded before date of appointment as a member of the Board of Management

Under the Long-Term Incentive Plan operative until 2013, members of the Board of Management were granted restricted share rights. During 2015 the last release of these restricted share rights took place. However, if the shares from the restricted share rights release were kept for another 3 years, members of the Board of Management received so-called ‘premium shares’. As at December 31, 2016, awarded premium shares amounted to 4,002 for F.A. van Houten, 419 for A. Bhattacharya and 1,797 for P.A.J. Nota (all to be released in 2017 and 2018). The premium shares to A. Bhattacharya result from restricted share rights grants awarded before date of appointment as a member of the Board of Management.

See note 27, Share-based compensation for further information on performance shares, stock options and restricted share rights as well sub-section 8.2.7, 2016 Long-Term Incentive Plan, of this report.

Annual Report 2016      183

Group financial statements 10.10

The accumulated annual pension entitlements and the pension costs of individual members of the Board of Management are as follows (in EUR):

Philips Group

Accumulated annual pension entitlements and pension-related costs in EUR

2016

	age at December 31, 2016	accumulated annual pension as of December 31, 20161)	total pension related costs2)

F.A. van Houten	56	293,351	561,033
A. Bhattacharya	55	23,882	226,362
P.A.J. Nota	52	44,062	302,487

Pension costs			1,089,882

1)	Total of entitlements under Philips pension scheme, including - if applicable - transferred pension entitlements under pension scheme(s) of previous employer(s)
2)	Cost related to period of board membership and include paid pension allowances as well as pension premium paid by employer to Collective Defined Contribution plan

When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles. In 2016, no (additional) pension benefits were granted to former members of the Board of Management.

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 1,037,209 (2015: EUR 1,083,667; 2014: EUR 816,668). Former members received no remuneration.

At December 31, 2016 the members of the Supervisory Board held no stock options.

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration (in EUR):

Philips Group

Remuneration of the Supervisory Board in EUR

2014 - 2016

	membership	committees	other compensation1)	total

20162)
J.A. van der Veer	135,000	26,667	7,000	168,667
C. Poon	90,000	32,500	22,000	144,500
C.J.A. van Lede (Jan.-May)3)	33,333	4,375	2,000	39,708
E. Kist (Jan.-May)	40,000	4,167	2,000	46,167
H. von Prondzynski	80,000	25,000	19,500	124,500
J.P. Tai	80,000	34,167	32,000	146,167
N. Dhawan	80,000	13,000	27,000	120,000
O. Gadiesh	80,000	13,000	19,500	112,500
D.E.I. Pyott	80,000	23,000	32,000	135,000

	698,333	175,876	163,000	1,037,209
20152)
J.A. van der Veer	135,000	31,667	7,000	173,667
C. Poon	90,000	17,500	15,000	122,500
C.J.A. van Lede	80,000	14,333	7,000	101,333
E. Kist	80,000	10,000	2,000	92,000
H. von Prondzynski	80,000	26,833	19,500	126,333
J.P. Tai	80,000	29,167	35,000	144,167
N. Dhawan	80,000	13,000	20,000	113,000
O. Gadiesh	80,000	13,000	17,000	110,000
D.E.I. Pyott (May-Dec.)	80,000	8,667	12,000	100,667

	785,000	164,167	134,500	1,083,667
20142)
J.A. van der Veer	110,000	20,500	2,000	132,500
J.J. Schiro (Jan.-Aug.)	65,000	12,334	2,000	79,334
C. Poon	65,000	14,000	17,000	96,000
C.J.A. van Lede	65,000	10,000	2,000	77,000
E. Kist	65,000	8,000	2,000	75,000
H. von Prondzynski	65,000	15,167	2,000	82,167
J.P. Tai	65,000	15,000	23,000	103,000
N. Dhawan	65,000	10,000	23,000	98,000
O. Gadiesh (May-Dec.)	65,000	6,667	2,000	73,667

	630,000	111,668	75,000	816,668

1)

The amounts mentioned under other compensation relate to the fee for intercontinental travel, inter-European travel (effective 2015) and the entitlement of EUR 2,000 under the Philips product arrangement

2)	As of 2013, part of the remuneration of members of the Supervisory Board living in the Netherlands is subject to VAT. The amounts mentioned in this table are excluding VAT
3)	After the separation of the Company, Mr van Lede joined the Supervisory Board of Philips Lighting.

184      Annual Report 2016

Group financial statements 10.10

Supervisory Board members’ and Board of Management members’ interests in Philips shares

Members of the Supervisory Board and of the Board of Management are not allowed to hold any derivatives of Philips securities.

Philips Group

Shares held by Board members1) in number of shares

2016

	December 31, 2015	December 31, 2016

J. van der Veer	18,366	18,366
H. von Prondzynski	3,633	3,758
J.P. Tai	3,716	3,844
F.A. van Houten	121,762	189,824
A. Bhattacharya	29,415	42,913
P.A.J. Nota	66,133	89,798

1)	Reference date for board membership is December 31, 2016

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

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Annual Report 2016      185

Group financial statements 10.10

Philips Group

Fair value of financial assets and liabilities in millions of EUR

2015 - 2016

	Balance as of December 31, 2015		Balance as of December 31, 2016

	carrying amount	estimated fair value	carrying amount	estimated fair value

Financial assets
Carried at fair value:
Available-for-sale financial assets	232	232	172	172
Securities classified as assets held for sale	(1)	(1)	1	1
Fair value through profit and loss	33	33	27	27
Derivative financial instruments	161	161	160	160

Financial assets carried at fair value	425		360
Carried at (amortized) cost:
Cash and cash equivalents	1,766		2,334
Loans and receivables:
Loans - current	12		101	101
Non-current loans and receivables	88	88
Other non-current loans and receivables	134		134
Loans classified as assets held for sale	2
Receivables - current	4,982		5,327
Receivables - non-current	191		155
Held-to-maturity investments	2		2

Financial assets carried at (amortized) costs	7,177		8,053
Financial liabilities
Carried at fair value:
Derivative financial instruments	(933)	(933)	(873)	(873)

Financial liabilities carried at fair value	(933)		(873)
Carried at (amortized) cost:
Accounts payable	(2,673)		(2,848)
Interest accrual	(69)		(68)
Debt (Corporate bond, finance lease and bank loans)	(3,944)	(4,294)	(5,095)	(5,474)
Debt (Other bank loans, overdrafts etc.)	(1,816)		(511)

Financial liabilities carried at (amortized) costs	(8,502)		(8,522)

Philips Group

Fair value hierarchy in millions of EUR

2016

	level 1	level 2	level 3	total

Balance as of December 31, 2016
Available-for-sale financial assets	36	29	107	172
Securities classified as assets held for sale	—	—	1	1
Financial assets designated at fair value through profit and loss	—	24	3	27
Derivative financial instruments - assets	—	160	—	160
Current loans and receivables	—	101	—	101

Total financial assets	36	314	111	461
Derivative financial instruments - liabilities	—	(873)	—	(873)
Debt	(3,990)	(1,484)	—	(5,474)

Total financial liabilities	(3,990)	(2,357)	—	(6,347)
Balance as of December 31, 2015
Available-for-sale financial assets	76	68	88	232
Securities classified as assets held for sale	(1)	—	—	(1)
Financial assets designated at fair value through profit and loss	—	33	—	33
Derivative financial instruments - assets	—	161	—	161
Non-current loans and receivables	—	88	—	88

Total financial assets	75	350	88	513
Derivative financial instruments - liabilities	—	(933)	—	(933)
Debt	(4,084)	(210)	—	(4,294)

Total financial liabilities	(4,084)	(1,143)	—	(5,227)

186      Annual Report 2016

Group financial statements 10.10

The table above represents categorization of measurement of the estimated fair values of financial assets and liabilities.

Specific valuation techniques used to value financial instruments include:

Level 1

Instruments included in level 1 are comprised primarily of listed equity investments classified as available-for- sale financial assets, investees and financial assets designated at fair value through profit and loss.

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

Level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the- counter derivatives or convertible bond instruments) are determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are based on observable market data, the instrument is included in level 2.

The fair value of derivatives is calculated as the present value of the estimated future cash flows based on observable interest yield curves, basis spread and foreign exchange rates.

The valuation of convertible bond instruments uses observable market quoted data for the options and present value calculations using observable yield curves for the fair value of the bonds.

Level 3

If one or more of the significant inputs are not based on observable market data, such as third-party pricing information without adjustments, the instrument is included in level 3.

The table below shows the reconciliation from the beginning balance to the end balance for fair value measured in Level 3 of the fair value hierarchy.

Philips Group

Reconciliation of the fair value hierarchy in millions of EUR

2016

financial assets

Balance as of January 1, 2016	88
Gains and losses recognized in:
- in profit or loss	(3)
- in other comprehensive income	(18)
Purchase	47
Sales	(3)

Balance as of December 31, 2016	111

The section below elaborates on transactions in derivatives. Transactions in derivatives are subject to master netting and set-off agreements. In the case of certain termination events, under the terms of the Master Agreement, Philips can terminate the outstanding transactions and aggregate their positive and negative values to arrive at a single net termination sum (or close-out amount). This contractual right is subject to the following:

•	The right may be limited by local law if the counterparty is subject to bankruptcy proceedings;

•	The right applies on a bilateral basis.

Philips Group

Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements in millions of EUR

2015 - 2016

	2015	2016

Derivatives
Gross amounts of recognized financial assets	161	160
Gross amounts of recognized financial liabilities offset in the balance sheet	—	—

Net amounts of financial assets presented in the balance sheet	161	160

Related amounts not offset in the balance sheet
Financial instruments	(81)	(92)
Cash collateral received	—	—

Net amount	80	68

Philips Group

Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements in millions of EUR 2015 - 2016

	2015	2016

Derivatives
Gross amounts of recognized financial liabilities	(933)	(873)
Gross amounts of recognized financial assets offset in the balance sheet	—	—

Net amounts of financial liabilities presented in the balance sheet	(933)	(873)

Related amounts not offset in the balance sheet
Financial instruments	81	92
Cash collateral received	—	—

Net amount	(852)	(781)

Annual Report 2016      187

Group financial statements 10.10

Details of treasury / other financial risks

Philips is exposed to several types of financial risks. This note further analyzes financial risks. Philips does not purchase or hold derivative financial instruments for speculative purposes. Information regarding financial instruments is included in note 29, Fair value of financial assets and liabilities.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.

Liquidity risk for the group is monitored through the Treasury liquidity committee, which tracks the development of the actual cash flow position for the group and uses input from a number of sources in order to forecast the overall liquidity position on both a short and long-term basis. Group Treasury invests surplus cash in money market deposits with appropriate maturities to ensure sufficient liquidity is available to meet liabilities when due.

The rating of the Company’s debt by major rating services may improve or deteriorate. As a result, Philips’ future borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group. At December 31, 2016, Philips had EUR 2,334 million in cash and cash equivalents (2015: EUR 1,766 million), within which short-term deposits of EUR 1,299 million (2015: EUR 855 million) and other liquid assets of EUR 53 million (2015: EUR 171 million). Philips pools cash from subsidiaries to the extent legally and economically feasible; cash not pooled remains available for Company’s operational or investment needs.

Furthermore, Royal Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1.8 billion revolving credit facility that can be used for general group purposes and as a backstop for its commercial paper program. In January 2013 the EUR 1.8 billion facility was extended by 2 years until February 18, 2018. As of December 31, 2016, Royal Philips did not have any amounts outstanding under any of these facilities. A description of Philips’ credit facilities, including any covenants, can be found in note 18, Debt.

Additionally, Philips also held EUR 36 million of equity investments in available-for-sale financial assets (fair value at December 31, 2016).

Currency risk

Currency risk is the risk that reported financial performance or the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Philips operates in many countries and currencies and therefore currency fluctuations may impact Philips’ financial results. Philips is exposed to currency risk in the following areas:

•	Transaction exposures, related to anticipated sales and purchases and on-balance-sheet receivables/ payables resulting from such transactions

•	Translation exposure of foreign-currency intercompany and external debt and deposits

•	Translation exposure of net income in foreign entities

•	Translation exposure of foreign-currency- denominated equity invested in consolidated companies

•	Translation exposure to equity interests in non- functional-currency investments in associates and available-for-sale financial assets.

It is Philips’ policy to reduce the potential year-on-year volatility caused by foreign-currency movements on its net earnings by hedging the anticipated net exposure of foreign currencies resulting from foreign-currency sales and purchases. In general, net anticipated exposures for the Group are hedged during a period of 15 months in layers of 20% up to a maximum hedge of 80%, using forwards and currency options. Philips’ policy requires significant committed foreign currency exposures to be fully hedged, generally using forwards. However, not every foreign currency can or shall be hedged as there may be regulatory barriers or prohibitive hedging cost preventing Philips from effectively and/or efficiently hedging its currency exposures. As a result, hedging activities cannot and will not eliminate all currency risks for anticipated and committed transaction exposures.

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

188      Annual Report 2016

Group financial statements 10.10

The following table outlines the estimated nominal value in millions of EUR for committed and anticipated transaction exposure and related hedges for Philips’ most significant currency exposures consolidated as of December 31, 2016:

Philips Group

Estimated transaction exposure and related hedges

in millions of EUR

2016

	Receivables		Payables
	exposure	hedges	exposure	hedges
Balance as of December 31, 2016

Exposure currency
USD	1,330	(869)	(804)	629
JPY	843	(375)	(7)	7
GBP	367	(203)	(20)	20
AUD	309	(160)	—	—
CAD	281	(129)	(10)	10
CHF	151	(70)	—	—
PLN	127	(65)	(23)	23
SEK	99	(45)	(1)	1
CZK	56	(27)	—	—
CNY	92	(73)	(744)	524
Others	556	(396)	(155)	130

Total 2016	4,211	(2,412)	(1,764)	1,344
Total 2015	4,215	(2,949)	(1,959)	1,528

The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance- sheet accounts receivable/payable and forecasted sales and purchases. Changes in the value of on- balance-sheet foreign-currency accounts receivable/ payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under costs of sales. Hedges related to forecasted transactions, where hedge accounting is applied, are accounted for as cash flow hedges. The results from such hedges are deferred in other comprehensive income within equity to the extent that the hedge is effective. As of December 31, 2016, a gain of EUR 10 million was deferred in equity as a result of these hedges. The result deferred in equity will be released to earnings mostly during 2017 at the time when the related hedged transactions affect the income statement. During 2016, a net loss of EUR 5 million was recorded in the consolidated statement of income as a result of ineffectiveness on certain anticipated cash flow hedges.

The total net fair value of hedges related to transaction exposure as of December 31, 2016, was an unrealized asset of EUR 15 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 98 million in the value of the derivatives; including a EUR 46 million increase related to foreign exchange transactions of the USD against the EUR, a EUR 18 million increase related to foreign exchange transactions of the JPY against the EUR, a EUR 10 million increase related to foreign exchange transactions of the GBP against the EUR and a EUR 5 million increase related to foreign exchange transactions of the AUD against the EUR.

The EUR 98 million increase includes a gain of EUR 18 million that would impact the income statement, which would largely offset the opposite revaluation effect on the underlying accounts receivable and payable, and the remaining gain of EUR 80 million would be recognized in equity to the extent that the cash flow hedges were effective.

The total net fair value of hedges related to transaction exposure as of December 31, 2015, was an unrealized asset of EUR 17 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 66 million in the value of the derivatives; including a EUR 25 million increase related to foreign exchange transactions of the USD against the EUR, a EUR 18 million increase related to foreign exchange transactions of the GBP against the EUR, a EUR 14 million increase related to foreign exchange transactions of the JPY, and a EUR 7 million increase related to PLN. This was partially offset by a EUR 34 million decrease related to foreign exchange transactions of the EUR against the USD.

Foreign exchange exposure also arises as a result of inter-company loans and deposits. Where the Company enters into such arrangements, the financing is generally provided in the functional currency of the subsidiary entity. The currency of the Company’s external funding and liquid assets is matched with the required financing of subsidiaries, either directly through external foreign currency loans and deposits, or synthetically by using foreign exchange derivatives, including cross currency interest rate swaps and foreign exchange forward contracts. In certain cases where group companies may also have external foreign currency debt or liquid assets, these exposures are also hedged through the use of foreign exchange derivatives. Changes in the fair value of hedges related to this exposure are either recognized within financial income and expenses in the statements of income, accounted for as cash flow hedges, or where such loans would be considered part of the net investment in the subsidiary, net investment hedging would be applied. Translation exposure of foreign-currency equity invested in consolidated entities may be hedged. If a hedge is entered into, it is accounted for as a net investment hedge. Net current-period change, before tax, of the currency translation reserve of EUR 1,234 million relates to the positive impact of the weaker EUR against the foreign currencies of countries in which Philips’ operations are located, partially offset by net investment hedging instruments. The change in currency translation reserve was mostly related to development of the USD.

As of December 31, 2016, cross-currency interest rate swaps with a fair value liability of EUR 726 million and external bond funding for a nominal value of USD 3,774

Annual Report 2016      189

Group financial statements 10.10

million were designated as net investment hedges of our financing investments in foreign operations. During 2016 a total gain of EUR 0.2 million was recognized in the income statement as ineffectiveness on net investment hedges. The total net fair value of these financing derivatives as of December 31, 2016, was a liability of EUR 728 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 53 million in the value of the derivatives, including a EUR 62 million increase related to the USD.

As of December 31, 2015, cross-currency interest rate swaps and foreign exchange forward contracts with a fair value liability of EUR 812 million and external bond funding for a nominal value of USD 4,059 million were designated as net investment hedges of our financing investments in foreign operations. During 2015 a total gain of EUR 0.1 million was recognized in the income statement as ineffectiveness on net investment hedges. The total net fair value of these financing derivatives as of December 31, 2015, was a liability of EUR 794 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 187 million in the value of the derivatives, including a EUR 210 million increase related to the USD.

Philips does not currently hedge the foreign exchange exposure arising from equity interests in non- functional-currency investments in associates and available-for-sale financial assets.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Philips had outstanding debt of EUR 5,606 million, which created an inherent interest rate risk. Failure to effectively hedge this risk could negatively impact financial results. At year-end, Philips held EUR 2,334 million in cash and cash equivalents, and had total long-term debt of EUR 4,021 million and total short-term debt of EUR 1,585 million. At December 31, 2016, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 70%, compared to 68% one year earlier.

A sensitivity analysis conducted as of January 2017 shows that if long-term interest rates were to decrease instantaneously by 1% from their level of December 31, 2016, with all other variables (including foreign exchange rates) held constant, the fair value of the long-term debt would increase by approximately EUR 260 million. If there was an increase of 1% in long-term interest rates, this would reduce the market value of the long-term debt by approximately EUR 259 million.

If interest rates were to increase instantaneously by 1% from their level of December 31, 2016, with all other variables held constant, the annualized net interest expense would decrease by approximately EUR 7 million. This impact was based on the outstanding net cash position at December 31, 2016.

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

If interest rates were to increase instantaneously by 1% from their level of December 31, 2015, with all other variables held constant, the annualized net interest expense would increase by approximately EUR 1 million. This impact was based on the outstanding net cash position at December 31, 2015.

Equity price risk

Equity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in equity prices.

Philips is a shareholder in some publicly listed companies, including Corindus Vascular Robotics. As a result, Philips is exposed to potential financial loss through movements in their share prices. The aggregate equity price exposure in such financial assets amounted to approximately EUR 35 million at year-end 2016 (2015: EUR 75 million). Philips does not hold derivatives in its own shares or in the above-mentioned listed companies. Philips also has shareholdings in several privately-owned companies amounting to EUR 105 million. As a result, Philips is exposed to potential value adjustments.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.

Philips is a purchaser of certain base metals, precious metals and energy. Philips hedges certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. The commodity price derivatives that Philips enters into are accounted for as cash flow hedges to offset forecasted purchases. As of December 2016, Philips does not have any outstanding commodity derivatives.

As of December 2015, a loss of EUR 0.2 million was deferred in equity as a result of these hedges. A 10% increase in the market price of all commodities as of December 31, 2015, would increase the fair value of the derivatives by less than EUR 0.1 million.

190      Annual Report 2016

Group financial statements 10.10

Credit risk

Credit risk represents the loss that would be recognized at the reporting date, if counterparties failed completely to perform their payment obligations as contracted. Credit risk is present within Philips trade receivables. To have better insights into the credit exposures, Philips performs ongoing evaluations of the financial and non-financial condition of its customers and adjusts credit limits when appropriate. In instances where the creditworthiness of a customer is determined not to be sufficient to grant the credit limit required, there are a number of mitigation tools that can be utilized to close the gap, including reducing payment terms, cash on delivery, pre-payments and pledges on assets.

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

The Company does not enter into any financial derivative instruments to protect against default by financial institutions. However, where possible the Company requires all financial institutions with which it deals in derivative transactions to complete legally enforceable netting agreements under an International Swap Dealers Association master agreement or otherwise prior to trading, and whenever possible, to have a strong credit rating from Standard & Poor’s and Moody’s Investor Services. Philips also regularly monitors the development of the credit risk of its financial counterparties. Wherever possible, cash is invested and financial transactions are concluded with financial institutions with strong credit ratings or with governments or government-backed institutions.

The table below shows A-rated financial instructions with which Philips has cash at hand and short-term deposits above EUR 25 million as of December 31, 2016. The remaining cash at hand and deposits are mainly with BBB+ counterparty banks.

Philips Group

Credit risk with number of A-rated counterparties

for deposits above EUR 25 million

2016

	25-100 million	100-500 million	500 million and above

A rated bank counterparties	3	3	1

	3	3	1

For an overview of the overall maximum credit exposure of the group’s financial assets, please refer to note 29, Fair value of financial assets and liabilities for details of carrying amounts and fair value.

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

As of December 31, 2016, the Company had country risk exposure of EUR 10.5 billion in the United States, EUR 1.8 billion in China (including Hong Kong), EUR 1.3 billion in Netherlands and EUR 756 million in Singapore. Other countries higher than EUR 500 million are Germany (EUR 775 million), Japan (EUR 671 million), United Kingdom (EUR 625 million), Belgium (EUR 523 million) and Poland (EUR 508 million). Countries where the risk exceeded EUR 300 million but was less than EUR 500 million are Malaysia, Saudi Arabia and India. The degree of risk of a country is taken into account when new investments are considered. The Company does not, however, use financial derivative instruments to hedge country risk.

Other insurable risks

Philips is covered for a broad range of losses by global insurance policies in the areas of property damage/ business interruption, general and product liability, transport, directors’ and officers’ liability, employment practice liability, crime and cyber security. The counterparty risk related to the insurance companies participating in the above-mentioned global insurance policies is actively managed. As a rule, Philips only selects insurance companies with an S&P credit rating of at least A-. Throughout the year the counterparty risk is monitored on a regular basis.

To lower exposures and to avoid potential losses, Philips has a global Risk Engineering program in place. The main focus of this program is on property damage and business interruption risks including company interdependencies. Regular on-site assessments take place at Philips locations and business-critical suppliers by risk engineers of the insurer in order to provide an accurate assessment of the potential loss and its impact. The results of these assessments are shared across the Company’s stakeholders. On-site assessments are carried out against the predefined Risk Engineering standards which are agreed between Philips and the insurers. Recommendations are made in a Risk Improvement report and are monitored centrally. This is the basis for decision-making by the local management of the business as to which recommendations will be implemented.

For all policies, deductibles are in place, which vary from EUR 0.25 million to EUR 5 million per occurrence and this variance is designed to differentiate between the existing risk categories within Philips. Above this first layer of working deductibles, Philips operates its

Annual Report 2016      191

Group financial statements 10.10

own re-insurance captive, which during 2016 retained EUR 2.5 million per occurrence for property damage and business interruption losses and EUR 5 million in the aggregate per year. For general and product liability claims, the captive retained EUR 1.5 million per claim and EUR 6 million in the aggregate. New contracts were signed on December 31, 2016, for the coming year, whereby the re-insurance captive retentions remained unchanged.

Subsequent events

New credit facility

In January 2017, Philips entered into a USD 1 billion and EUR 300 million credit facility with a consortium of international banks. Under this credit facility Philips drew USD 1 billion in January; the facility was used for the early redemption of 5.750% Notes due 2018 in the aggregate principal amount of USD 1,250 million. The maturity date of the new facility is December 29, 2017, however Philips expects to prepay this facility in the course of 2017.

Offering of Philips Lighting shares

On February 9, 2017 Royal Philips completed an accelerated book build offering to institutional investors of 26 million shares in Philips Lighting at a price of EUR 23.40 per share realizing total proceeds of EUR 608 million. This transaction reduced Royal Philips’ stake in Philips Lighting’s outstanding share capital from 71.225% to 53.892%.

As part of this transaction, Philips Lighting repurchased 3.5 million shares in the offering and intends to cancel these shares. After cancellation of the 3.5 million shares that Philips Lighting has acquired in the offering, Royal Philips’ shareholding in Philips Lighting is expected to represent 55.180% of Philips Lighting’s outstanding share capital.

192      Annual Report 2016

Company financial statements 11

11 Company financial statements

Introduction

Statutory financial statements

The sections Group financial statements and Company financial statements contain the statutory financial statements of Koninklijke Philips N.V. (the Company).

A description of the Company’s activities and group structure is included in the Group financial statements.

Accounting policies applied

The financial statements of the Company included in this section are prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code. Section 2:362 (8) of the Dutch Civil Code, allows companies that apply IFRS as endorsed by the European Union in their consolidated financial statements to use the same measurement principles in their company financial statements. The Company has prepared these Company financial statements using this provision.

The accounting policies are described in note 1, Significant accounting policies of the Group financial Statements and are deemed incorporated and repeated herein by reference.

Investments in group companies in the Company financial statements are accounted for using the equity method.

Presentation of Company financial statements

The structure of the Company balance sheets and Company statements of income are aligned as much as possible with the Consolidated statements in order to achieve optimal transparency between the Group financial statements and the Company financial statements. Consequently, the presentation of the Company statements deviates from Dutch regulations.

The Company balance sheet has been prepared before the appropriation of result.

Additional information

For ‘Additional information’ within the meaning of Section 2:392 of the Dutch Civil Code, please refer to section 11.5, Independent auditor’s report, of this report.

Annual Report 2016      193

Company financial statements 11.1

11.1 Statements of income

Koninklijke Philips N.V.

Statements of income in millions of EUR

For the year ended December 31

	2015	2016

Sales	489	422
Cost of sales	(38)	(34)

Gross margin	451	388
Selling expenses	(26)	(17)
General and administrative expenses	(26)	(21)
Impairment of goodwill	3	—
Other business income	102	65
Other business expenses	3	(6)

Income from operations	507	409
Financial income	472	448
Financial expenses	(317)	(466)

Income before taxes	662	391
Income tax expense	26	(142)

Income after tax	688	249
Results relating to investments in associates	23	4
Net income (loss) from affiliated companies	(66)	1,195

Net income	645	1,448

194      Annual Report 2016

Company financial statements 11.2

11.2 Balance sheets before appropriation of results

Koninklijke Philips N.V.

Balance sheets in millions of EUR unless otherwise stated

As of December 31

		2015		2016

Assets
Non-current assets:
Property, plant and equipment	1		1
Intangible assets	81		80
Financial fixed assets	21,176		22,067
Non-current receivables	88		79
Deferred tax assets	766		548
Other non-current financial assets	279		148

Total non-current assets		22,391		22,923
Current assets:
Current financial assets	10		91
Receivables	8,298		8,458
Cash and cash equivalents	730		756

Total current assets		9,038		9,305

Total assets		31,429		32,228
Liabilities and shareholders’ equity
Shareholders’ equity:
Preference shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2015: 2,000,000,000 shares)
- Issued: none
Common shares, par value EUR 0.20 per share:
- Authorized: 2,000,000,000 shares (2015: 2,000,000,000 shares)
- Issued and fully paid: 929,644,864 shares (2015: 931,130,387 shares)	186		186
Capital in excess of par value	2,669		3,083
Legal reserve: revaluation	4		—
Legal reserve: available-for-sale financial assets	56		36
Legal reserve: cash flow hedges	12		10
Legal reserve: affiliated companies	958		715
Legal reserve: currency translation differences	1,058		1,234
Retained earnings	6,437		6,070
Net income1)	645		1,448
Treasury shares, at cost: 7,208,301 shares (2015: 14,026,801 shares)	(363)		(181)

Total equity		11,662		12,601
Non-current liabilities:
Long-term debt	3,933		2,602
Long-term provisions	5		7
Deferred tax liabilities	12		11
Other non-current liabilities	789		667

Total non-current liabilities		4,739		3,287
Current liabilities:
Short-term debt	14,528		15,815
Other current liabilities	500		525

Total current liabilities		15,028		16,340
Liabilities and shareholders’ equity		31,429		32,228

1)	Prepared before appropriation of results

Annual Report 2016      195

Company financial statements 11.3

11.3 Statement of changes in equity

Koninklijke Philips N.V.

Statement of changes in equity in millions of EUR unless otherwise stated

For the year ended December 31

	com- mon shares	capital in excess of par value	Revalua- tion	available- for-sale financial assets	cash flow hedges	affiliated compa- nies	currency translation differences	retained earnings	net income	treasury shares	share- holders’ equity
			legal reserves
Balance as of January 1, 2016	186	2,669	4	56	12	958	1,058	6,437	645	(363)	11,662
Appropriation of prior year result								645	(645)
Net income									1,448		1,448
Release revaluation reserve			(4)					4			—
Net current period change 1)				(44)	2	(243)	174	300			189
Income tax on net current period change				—	(9)		2				(7)
Reclassification into income				24	5		—				29
Dividend distributed	4	398						(732)			(330)
Cancellation of treasury shares	(4)							(446)		450	—
Purchase of treasury shares										(589)	(589)
Re-issuance of treasury shares		(122)						(35)		231	74
Share call options								(103)		90	(13)
Share-based compensation plans		119									119
Income tax on share-based compensation plans		19									19

Balance as of December 31, 2016	186	3,083	—	36	10	715	1,234	6,070	1,448	(181)	12,601

1)	The net current period change includes the impact of the IPO of Philips Lighting, which had a positive impact on Shareholders’ equity of EUR 109 million.

196      Annual Report 2016

Company financial statements 11.4

11.4 Notes

Notes to the Company financial statements

Sales

Sales relates to external sales and mainly comprises license income from intellectual property rights owned by the Company.

Other business income

Other business income mainly relates to income from transactions with group companies regarding overhead services and brand license agreements.

Sales and costs by nature

Koninklijke Philips N.V.

Sales and costs by nature in millions of EUR

2015 - 2016

	2015	2016

Sales	489	422

Costs of materials used	(7)	(6)
Employee benefit expenses	(14)	(13)
Depreciation and amortization	(23)	(14)
Advertising and promotion	(11)	(7)
Other operational costs	(36)	(31)
Impairment of goodwill	3	—
Other business income (expenses)	106	58

Income from operations	507	409

For a summary of the audit fees related to the Philips Group, please refer to the Group Financial statements note 6, Income from operations, which is deemed incorporated and repeated herein by reference.

Financial income and expense

Financial income mainly consists of interest received from intercompany financing transactions. Interest received from third parties was EUR 21 million (2015: EUR 20 million).

Financial expense mainly relates to interest charges on external debt (please refer to note L, Debt). In 2016, there are also included financial expenses related to the early redemption of USD bonds in October 2016 and January 2017 of EUR 91 million and EUR 62 million respectively.

Income tax

Koninklijke Philips N.V. is head of the fiscal unity that exists for Dutch corporate income tax purposes.

The income tax expense of EUR 142 million reported in the Company Statements of income represents the consolidated amount of current and deferred tax expense for all members of the fiscal unity. The effective tax rate increased in 2016 compared to 2015, mainly due to changes in the contribution of income of members of the fiscal unity to the total taxable result of the fiscal unity, compared to the Company’s contribution.

At December 31, 2016, net operating loss and tax credit carryforwards for which no deferred tax assets have been recognized in the balance sheet amount to EUR 29 million.

Employees

The number of persons employed by the Company at the year-end 2016 was 8 (2015: 7). For the remuneration of past and present members of both the Board of Management and the Supervisory Board, please refer to note 28, Information on remuneration, which is deemed incorporated and repeated herein by reference.

Intangible assets

Intangible assets includes mainly licenses and patents. The changes during 2016 are as follows;

Koninklijke Philips N.V.

Intangible assets in millions of EUR

2016

Balance as of January 1, 2016:
Cost	131
Amortization/impairments	(50)

Book value	81
Changes in book value:
Reclassifications	(19)
Additions	32
Amortization	(14)

Total changes	(1)
Balance as of December 31, 2016:
Cost	113
Amortization/impairments	(33)

Book value	80

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

Annual Report 2016      197

Company financial statements 11.4

Koninklijke Philips N.V.

Financial fixed assets in millions of EUR

2016

	investments in group companies	investments in associates	loans	total

Balance as of January 1, 2016	11,834	73	9,269	21,176
Changes:
Acquisitions/additions	4,099	3	48	4,150
Sales/redemptions	(2,966)	—	(1,427)	(4,393)
Net income from affiliated companies	1,195	4	—	1,199
Dividends received	(493)	(27)	—	(520)
Translation differences	277	4	174	455

Balance as of December 31, 2016	13,946	57	8,064	22,067

Prior to the IPO of Philips Lighting, the Company completed an internal legal restructuring whereby all lighting activities were concentrated in Philips Lighting. The movements in Acquisitions/additions and Sales/ redemptions reflect the impact of this restructuring. The restructuring qualifies as a transaction under common control and therefore did not affect results or equity of the Company.

Included in Sales/redemptions is the divestment of 28.775% of the shares of Philips Lighting during the IPO completed in May and June 2016, representing an amount of EUR 700 million. Please refer to note 5, Interests in entities.

Other financial assets

The changes during 2016 were as follows:

Koninklijke Philips N.V.

Other non-current financial assets in millions of EUR

2016

	available - for-sale financial assets	loans and receivables	financial assets at fair value through profit and loss	total

Balance as of January 1, 2016	132	138	9	279
Changes:
Reclassifications	(4)	(100)	—	(104)
Acquisitions/additions	40	—	—	40
Sales/redemptions/reductions	(3)	(15)	—	(18)
Impairments	(27)	—	—	(27)
Value adjustments	(20)	7	(9)	(22)

Balance as of December 31, 2016	118	30	—	148

Available-for-sale financial assets

The Company’s investments in available-for-sale financial assets mainly consist of investments in common shares of companies in various industries. The line additions/acquisitions mainly relates to capital calls for certain investment funds.

Loans and receivables

The reclassification line represents loans transferred to Current financial assets and mainly relates to loans to TPV Technology Limited in the amount of EUR 91 million.

Receivables

Koninklijke Philips N.V.

Receivables in millions of EUR

2015 - 2016

	2015	2016

Trade accounts receivable	91	86
Affiliated companies	7,966	8,176
Other receivables	64	50
Advances and prepaid expenses	19	12
Derivative instruments—assets	158	134

Receivables	8,298	8,458

Shareholders’ equity

Common shares

As of December 31, 2016, the issued and fully paid share capital consists of 929,644,864 common shares, each share having a par value of EUR 0.20.

The following table shows the movements in the outstanding number of shares:

Koninklijke Philips N.V.

Outstanding number of shares in number of shares

2015 - 2016

	2015	2016

Balance as of January 1	914,388,869	917,103,586
Dividend distributed	17,671,990	17,344,462
Purchase of treasury shares	(20,296,016)	(25,193,411)
Re-issuance of treasury shares	5,338,743	13,181,926

Balance as of December 31	917,103,586	922,436,563

Preference shares

The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to (de facto) take over control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. As of December 31, 2016, no preference shares have been issued.

198      Annual Report 2016

Company financial statements 11.4

Options, restricted and performance shares

The Company has granted stock options on its common shares and rights to receive common shares in the future. Please refer to note 27, Share-based compensation, which is deemed incorporated and repeated herein by reference.

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

The following transactions took place resulting from employee option and share plans:

Koninklijke Philips N.V.

Employee option and share plan transactions

2015 - 2016

	2015	2016

Shares acquired		8,601,426
Average market price		EUR 24.73
Amount paid		EUR 213 million
Shares delivered	5,338,743	13,181,926
Average price (FIFO)	EUR 30.35	EUR 25.86
Cost of delivered shares	EUR 162 million	EUR 341 million
Total shares in treasury at year-end	11,788,801	7,208,301
Total cost	EUR 308 million	EUR 181 million

In order to reduce share capital, the following transactions took place:

Koninklijke Philips N.V.

Share capital transactions

2015 - 2016

	2015	2016

Shares acquired	20,296,016	16,591,985
Average market price	EUR 24.39	EUR 23.84
Amount paid	EUR 495 million	EUR 396 million
Reduction of capital stock (shares)	21,361,016	18,829,985
Reduction of capital stock	EUR 517 million	EUR 450 million
Total shares in treasury at year-end	2,238,000
Total cost	EUR 55 million

Share purchase transactions related to employee option and share plans, as well as transactions related to the reduction of share capital involved a cash outflow of EUR 606 million, which includes the impact of taxes. Settlements of share-based compensation plans involved a cash inflow of EUR 80 million.

Share call options

During 2016 Philips bought EUR and USD- denominated call options to hedge commitments under share-based compensation plans.

For EUR-denominated call options, option premiums amounting to EUR 64 million (involving 9,393,779 options) were deducted from Retained earnings and were settled in Royal Philips shares held by the Company representing a historical cost of EUR 77 million based on a FIFO method (involving 2,667,203 shares).

For USD-denominated call options, option premiums amounting to EUR 35 million (involving 5,635,360 options) were deducted from Retained earnings and were settled in Royal Philips shares held by the Company representing a historical cost of EUR 32 million based on a FIFO method (involving 1,375,803 shares).

The difference between the option premiums and the historical cost of Royal Philips shares was recorded in Retained earnings. Subsequently, in 2016 the Company sold 837,913 EUR call options against the same number of Royal Philips shares and an additional EUR 13 million cash payment to the buyer of the call options.

Annual Report 2016      199

Company financial statements 11.4

Koninklijke Philips N.V.

Outstanding call options

2016

exercise price	options	intrinsic value in millions	weighted average remaining contractual term

EUR-denominated
10-15	2,530,968	37	4.6 yrs
15-20	1,063,968	15	5.1 yrs
20-25	4,960,930	30	3.3 yrs

Outstanding share call options	8,555,866	82	3.9 yrs
USD-denominated
15-20	1,896,597	22	4.6 yrs
20-25	424,322	4	5.0 yrs
25-30	1,822,875	2	4.3 yrs
30-35	1,491,566	—	3.0 yrs

Outstanding share call options	5,635,360	28	4.1 yrs

Dividend distribution

In June 2016, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 732 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 55% of the shareholders elected for a share dividend, resulting in the issuance of 17,344,462 new common shares. The settlement of the cash dividend involved an amount of EUR 330 million (including costs).

Legal reserves

As of December 31, 2016, legal reserves relate to unrealized gains on available-for-sale financial assets of EUR 36 million (2015: EUR 56 million), unrealized gains on cash flow hedges of EUR 10 million (2015: EUR 12 million unrealized losses), ‘affiliated companies’ of EUR 715 million (2015: EUR 958 million) and unrealized currency translation gains of EUR 1,234 million (2015: EUR 1,058 million unrealized losses). Last year’s legal reserves also included EUR 4 million related to the revaluation of assets and liabilities of acquired companies in the context of multi-stage acquisitions, which were nil as of December 31, 2016.

The item ‘affiliated companies’ relates to the ‘wettelijke reserve deelnemingen’, which is required by Dutch law. This reserve relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

Limitations in the distribution of shareholders’ equity

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity of EUR 2,181 million as at December 31, 2016. Such limitations relate to common shares of EUR 186 million, as well as available- for-sale financial assets of EUR 36 million, unrealized gains related to cash flow hedges of EUR 10 million, unrealized currency translation gains of EUR 1,234 million and ‘affiliated companies’ of EUR 715 million.

As at December 31, 2015 the limitations on distributable amounts were EUR 2,274 million and related common shares of EUR 186 million, as well as legal reserves included under ‘revaluation’ of EUR 4 million, available-for-sale financial assets of EUR 56 million, unrealized gains related to cash flow hedges of EUR 12 million, unrealized currency gains of EUR 1,058 million and ‘affiliated companies’ of EUR 958 million.

200      Annual Report 2016

Company financial statements 11.4

Debt

Long-term debt

Koninklijke Philips N.V.

Long-term debt in millions of EUR, unless otherwise stated

2015 - 2016

	(range of) interest rates	average interest rate	amount outstanding in 2016	amount due in 1 year	amount due after 1 year	amount due after 5 years	average remaining term (in years)	amount outstanding in 2015

USD bonds	3.8 - 7.8%	5.5%	3,608	1,184	2,424	2,424	10	3,733
Intercompany financing	0.6 - 4.3%	3.2%	584	584				1,660
Bank borrowings	0.9 - 1.1%	1.1%	200	22	178		3	200
Other long-term debt	1.7 - 7.0%	4.2%	37	37			1	39

			4,429	1,827	2,602	2,424		5,632
Corresponding data previous year			5,632	1,699	3,933	2,795		6,623

The following amounts of the long-term debt as of December 31, 2016, are due in the next five years:

Koninklijke Philips N.V.

Long-term debt due in the next five years in millions of EUR

2016

2017	1,827
2018	44
2019	44
2020	45
2021	45

Long-term debt	2,005
Corresponding amount previous year	2,837

In October 2016, the principal amounts of USD bonds due 2025, 2026, 2038 were partially redeemed, which involved an aggregated amount of USD 285 million. This resulted in financial charges of EUR 91 million paid in 2016.

In December 2016, Royal Philips delivered a notice of redemption to the holders of the outstanding 5.750% Notes due 2018 in the aggregate principal amount of USD 1,250 million for redemption in January 2017. This resulted in financial charges of EUR 62 million in 2016. Please refer to note 18, Debt

For further information, refer to note O, Subsequent events.

Short-term debt

Short-term debt mainly relates to the current portion of outstanding external and intercompany long-term debt of EUR 1,827 million (2015: EUR 1,699 million), other debt to group companies totaling EUR 13,976 million (2015: EUR 11,578 million) and short-term bank borrowings of EUR 7 million (2015: EUR 1,245 million).

Other current liabilities

Koninklijke Philips N.V.

Other current liabilities in millions of EUR

2015 - 2016

	2015	2016

Other short-term liabilities	59	12
Accrued expenses	127	181
Derivative instruments—liabilities	314	332

Other current liabilities	500	525

Contractual obligations and contingent liabilities not appearing in the balance sheet

The Company has entered into contracts with venture capitalists where it committed itself to make, under certain conditions, capital contributions to their investment funds to an aggregated amount of EUR 90 million (2015: EUR 22 million) until June 30, 2021. As at December 31, 2016 capital contributions already made to this investment funds are recorded as available-for- sale financial assets within Other non-current financial assets.

General guarantees as referred to in Section 403, Book 2, of the Dutch Civil Code, have been given by the Company on behalf of several group companies in the Netherlands. The liabilities of these companies to third parties and investments in associates totaled EUR 1,170 million as of year-end 2016 (2015: EUR 1,374 million). Guarantees totaling EUR 667 million (2015: EUR 698 million) have also been given on behalf of other group companies. As at December 31, 2016 there have been no credit guarantees given on behalf of unconsolidated companies and third parties (2015: nil).

The Company is the head of a fiscal unity that contains the most significant Dutch wholly-owned group companies. The Company is therefore jointly and severally liable for the tax liabilities of the tax entity as a whole. For additional information, please refer to

Annual Report 2016      201

Company financial statements 11.4

note 25, Contingent assets and liabilities, which is deemed incorporated and repeated herein by reference.

Subsequent events

New credit facility

In January 2017, Philips entered into a USD 1 billion and EUR 300 million credit facility with a consortium of international banks. Under this credit facility Philips drew USD 1 billion in January; the facility was used for the early redemption of 5.750% Notes due 2018 in the aggregate principal amount of USD 1,250 million. The maturity date of the new facility is December 29, 2017, however Philips expects to prepay this facility in the course of 2017.

Offering of Philips Lighting shares

On February 9, 2017 Royal Philips completed an accelerated book build offering to institutional investors of 26 million shares in Philips Lighting at a price of EUR 23.40 per share realizing total proceeds of EUR 608 million. This transaction reduced Royal Philips’ stake in Philips Lighting’s outstanding share capital from 71.225% to 53.892%.

As part of this transaction, Philips Lighting repurchased 3.5 million shares in the offering and intends to cancel these shares. After cancellation of the 3.5 million shares that Philips Lighting has acquired in the offering, Royal Philips’ shareholding in Philips Lighting is expected to represent 55.180% of Philips Lighting’s outstanding share capital.

Appropriation of profits and profit distributions

Pursuant to article 34 of the articles of association of the Company, a dividend will first be declared on preference shares out of net income. The remainder of the net income, after reservations made with the approval of the Supervisory Board, shall be available for distribution to holders of common shares subject to shareholder approval after year-end. As of December 31, 2016, the issued share capital consists only of common shares. No preference shares have been issued. Article 33 of the articles of association of the Company gives the Board of Management the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board.

A proposal will be submitted to the 2017 Annual General Meeting of Shareholders to pay a dividend of EUR 0.80 per common share, in cash or shares at the option of the shareholders, against the net income of the Company for 2016.

202      Annual Report 2016

Company financial statements 11.5

11.5 Independent auditor’s report

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Report on the audit of the financial statements 2016

Our opinion

We have audited the financial statements 2016 of Koninklijke Philips N.V. (the Company), based in Eindhoven, the Netherlands. The financial statements include the consolidated financial statements and the company financial statements.

In our opinion:

•

the accompanying consolidated financial statements give a true and fair view of the financial position of Koninklijke Philips N.V. as at December 31, 2016 and of its result and its cash flows for 2016 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code;

•

the accompanying company financial statements give a true and fair view of the financial position of Koninklijke Philips N.V. as at December 31, 2016 and of its result for 2016 in accordance with Part 9 of Book 2 of the Dutch Civil Code.

The consolidated financial statements comprise:

•	the consolidated balance sheet as at December 31, 2016;

•	the following statements for 2016: the consolidated statements of income, comprehensive income, cash flows and changes in equity; and

•	the notes comprising a summary of the significant accounting policies and other explanatory information.

The company financial statements comprise:

•	the company balance sheet as at December 31, 2016;

•	the company statements of income and changes in equity for 2016; and

•	the notes comprising a summary of the accounting policies and other explanatory information.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ‘Our responsibilities for the audit of the financial statements’ section of our report.

We are independent of Koninklijke Philips N.V. in accordance with the “Verordening inzake de onafhankelijkheid van accountants bij assurance- opdrachten” (ViO, code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the “Verordening gedrags- en beroepsregels accountants” (VGBA, Dutch Code of Ethics).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Materiality

Materiality	EUR 60 million

Benchmark applied	5% income before taxes

Explanation

Based on our professional judgment we consider an earnings-based measure as the most appropriate basis to determine materiality. We have assessed the benchmark amount, taken into account the impact of certain items such as Philips Lighting separation costs and effects of certain claim settlements on income before taxes. Based on the actual result the materiality exceeds the initial planning materiality of EUR 60 million as set in the course of our planning phase. We continued to apply the materiality initially set.

We have also taken misstatements into account and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with the Supervisory Board that misstatements in excess of EUR 3 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view should be reported on qualitative grounds.

Scope of the group audit

Koninklijke Philips N.V. (the Company) is at the head of a group of entities. The consolidated financial statements of Koninklijke Philips N.V. represents the financial information of this group.

Following our assessment of the risk of material misstatement to Koninklijke Philips N.V.’s consolidated financial statements, we have selected 12 components which required an audit of the complete financial information (Full Scope Components) and 36 components requiring audit procedures on specific account balances or specified audit procedures that we considered had the potential for the greatest impact on the significant accounts in the financial statements either because of the size of these accounts or their risk profile (Specific- or Specified Scope Components). We performed audit procedures on certain accounting areas managed centrally, such as goodwill. In addition, the central team has been involved in the audit procedures on revenue recognition, tax and legal claims, litigation and contingencies.

Where this did not give adequate quantitative coverage of significant account balances, we used our judgment to scope additional procedures on account balances or requested the component auditors to perform additional specified procedures (Specified Procedures). As a result of our scoping of the complete

Annual Report 2016      203

Company financial statements 11.5

financial information, specific account balances and the performance of audit procedures at different levels in the organization, our actual coverage varies per account balance and the depth of our audit procedures per account balance varies depending on our risk assessment.

Of the remaining components, we performed selected other procedures, including analytical review and detailed testing to respond to any potential risks of material misstatements to the financial statements.

Accordingly, our audit coverage per account balance included in the key audit matters stated below, can be summarized as follows:

Goodwill in %

Deferred tax assets in %

Other tax liability in %

Legal claims, litigation and contingencies in %

Revenue in %

Involvement with component teams

Component materiality was determined by our judgment, based on the relative size of the component and our risk assessment. Component materiality did not exceed EUR 30 million and the majority of our component auditors applied a component materiality that is significantly less than this threshold.

Component auditors visited the Netherlands in 2016 to attend our global audit conference, to discuss the Group audit, risks, audit approach and instructions. In addition, we sent detailed instructions to all component auditors, covering the significant areas that should be covered and set out the information required to be reported to us. Based on our risk assessment, we visited component locations in the U.S.A., China, the Netherlands, Japan, Panama, Hong Kong, Germany, Russia, Italy, India, and Singapore. These visits encompassed some, or all, of the following activities: co-developing the significant risk area audit approach, reviewing key local working papers and conclusions, meeting with local and regional leadership teams, obtaining an understanding of key control processes including centralised entity level control processes and attending closing meetings. We interacted regularly with the component teams where appropriate during various stages of the audit, attended in person or via conference call, Full Scope Component and certain Specific Scope Component closing meetings, reviewed key working papers and were responsible for the scope and direction of the audit process. For the audit of Lumileds and the Automotive businesses, classified as discontinued operations, we have used the work of non-EY auditors.

By performing the procedures mentioned above at group entities, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the Group’s financial information to provide an opinion on the consolidated financial statements.

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

204      Annual Report 2016

Company financial statements 11.5

Company separation

Key audit matter

In 2016 the Company established two separate entities focused on HealthTech and Lighting. To accomplish the separation, businesses, assets and liabilities of Lighting have been transferred from HealthTech legal entities to new or existing Lighting legal entities and vice versa. This occurred through several legal transaction steps, including local business transfers and legal demergers. Following the separation, the reporting structure of the Company changed resulting into revised segment reporting. At the same time, the former Innovation, Group Services segment was split and allocated between Philips and Philips Lighting.

There is an increased risk in relation to the proper accounting of the separation, such as the impact of potential local tax consequences, completeness and measurement of transaction costs as expenses and correct allocation of Innovation, Group Services segment to the new segments. Further reference is made to note 5, Interests in entities.

Our audit approach

Our audit procedures included, amongst others, meetings with project management to understand the separation process and its impact on the Company’s assets, liabilities and equity. Furthermore we assessed the appropriateness of the accounting of the separation and the related transaction costs based on supporting documentation, including the master separation agreement and underlying service level agreements. We also verified the reconciliation of the total assets and liabilities to the allocated assets and liabilities per the respective entities and segments and tested the appropriate accounting of the separation based on the local business transfer agreement.

We assessed the impact of the separation on (deferred) tax positions as part of our audit procedures on these accounts as further detailed in the related key audit matter below.

Valuation of goodwill

Key audit matter	At December 31, 2016, the total carrying value of goodwill amounted to EUR 8,898 million, representing 27.5% of the group’s total assets. Goodwill is allocated to (groups of) Cash Generating Units (CGU’s) for which management is required to test the carrying value of goodwill for impairment annually or more frequently if there is a triggering event for testing. We focused on this area given the significant judgement and complexity of valuation methodologies used to determine whether the carrying value of goodwill is appropriate, which includes the assumptions used within models to support the recoverable amount of goodwill. Further reference is made to note 11, Goodwill.

Our audit approach	As part of our audit we assessed and tested the assumptions, methodologies and data used by the Company in their valuation model, by comparing them to external data such as expected inflation rates, discount rates and implied growth rates. Additionally, we validated that the cash flow projections used in the valuation are consistent with the information approved by the Executive Committee and have evaluated the historical accuracy of management’s estimates that drive the assessment, such as business plans and expected growth rates. We performed sensitivity analysis by stress testing key assumptions in the model to consider the degree to which these assumptions would need to change before an impairment charge would have to be recognized. We included in our team a valuation expert to assist us in these audit activities. These procedures were performed for all CGU’s.

Our main focus was on the CGU’s Sleep & Respiratory Care (Personal Health businesses), Image Guided Therapy (Diagnosis & Treatment businesses), Patient Care & Monitoring Solutions (Connected Care & Health Informatics businesses) and Professional (Lighting) as these represent the majority of the goodwill balance of the Group at December 31, 2016.

We have also tested the effectiveness of the Company’s internal controls around the valuation of goodwill. We also assessed the adequacy of the Company’s disclosure around goodwill as included in note 11, Goodwill.

Annual Report 2016      205

Company financial statements 11.5

Taxes - Valuation of deferred tax assets and liability for tax risks

Key audit matter	The accounting for deferred tax assets and tax risk liabilities were significant to our audit since the Company has extensive international operations and makes judgements and estimates in relation to the realization of deferred tax assets and tax risk positions resulting in the recognition of other tax liabilities. In addition to the assessment of the realization of deferred tax assets and recognition of tax liabilities in the normal course of business, the value of the deferred tax assets and liabilities is also impacted by the Philips Lighting separation.

At December 31, 2016, the deferred tax assets are valued at EUR 2,792 million and the other tax liability related to tax risks is valued at EUR 395 million. Further reference is made to note 8, Income taxes and note 22, Other liabilities.

Our audit approach	With the involvement of our tax experts we evaluated the tax accounting in various jurisdictions in which the Company operates, taking into account the impact of the local tax jurisdiction and including effects resulting from the separation.

With regard to deferred tax assets, we tested management’s assumptions used to determine the probability that deferred tax assets recognized in the balance sheet will be recovered. This is based upon forecasted taxable income in the countries where the deferred tax assets originated and the periods when the deferred tax assets can be utilized. We used, amongst others, forecasts and tax laws. The forecasts were evaluated by us and we assessed the historical accuracy of management’s assumptions.

We evaluated and challenged the Company’s judgements in respect of estimates of tax exposures, considering ongoing local tax authority audits, legislative developments and relevant historical and recent judgements. We tested the Company’s internal controls around the recording and continuous re-assessment of the deferred tax assets and tax liabilities.

We compared information provided by management to corroborative or contradictory information where possible, such as previous history in certain countries. We also assessed the adequacy of the Company’s disclosures included in note 8, Income taxes and note 22, Other liabilities.

Revenue recognition – multiple element sales contracts and sales promotions

Key audit matter	Sales contracts for certain transactions primarily entered into in the Diagnosis & Treatment businesses and the Connected Care & Health Informatics businesses involve multiple elements. Those multiple elements, or separately identifiable components, are recognized based on their relative fair value and achievement of revenue recognition criteria. This gives rise to the risk that sales could be misstated due to the complexity of the multi-element contracts and the incorrect determination of the relative fair value elements and timing of the related revenue recognition.

In addition, primarily in the Personal Health businesses the Company has sales promotions related agreements with distributors and retailers whereby discounts and rebates are provided according to the quantity of goods sold and promotional and marketing activity performed. The agreements of these sales promotions can include a number of characteristics that require judgement to be applied in determining the appropriate accounting treatment based on the terms of respective agreements. Management must estimate the sales related accruals (rebates, marketing and promotional support, coupon and stock protection) as at the balance sheet date based on forecast information over the term of the promotion. There may also be incentives to change the timing of when sales related accruals within the Personal Health businesses are recognized to meet internal targets. Further reference is made to note 2, Information by segment and main country.

Our audit approach	Our audit procedures included, amongst others, assessing the appropriateness of the Company’s revenue recognition accounting policies and testing the effectiveness of the Company’s controls over the fair value determination of multi-element sales contracts and sales promotions to assess the correct value and timing of revenue recognition. Furthermore, we assessed the accuracy of the sales recorded by inspection of selected sales contracts, external confirmations, review of installation hours reported after recognition of revenue and inspection of hand over certificates.

With respect to the sales related accruals, our procedures included testing management’s controls around the completeness and accuracy of the sales promotions agreements recognized in the accounting system, challenging management’s assumptions used in determining the sales related accruals through discussions with management and performing specific substantive procedures, including:

-   On a sample basis agreed the recorded amounts to contractual evidence;

-   Performed a retrospective review of actual expenses verifying there were no significant differences to prior period sales related accruals; and

-   Tested cut-off through assessing the sales promotion obligations around the year-end.

We also assessed the adequacy of the sales disclosures contained in note 2, Information by segment and main country.

206      Annual Report 2016

Company financial statements 11.5

Contingent liabilities and provisions from (legal) claims, proceedings and investigations

Key audit matter	The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings as well as investigations by authorities, such as for example the patent infringement lawsuit by Masimo Corporation, several CRT antitrust litigations and a civil matter with the US Department of Justice relating to the external defibrillator business in the US.

This area is significant to our audit, since the accounting and disclosure for (contingent) legal liabilities is complex and judgmental (due to the difficulty in predicting the outcome of the matter and estimating the potential impact if the outcome is unfavorable), and the amounts involved are, or can be, material to the financial statements as a whole. Further reference is made to note 19, Provisions and note 25, Contingent assets and liabilities.

Our audit approach	Our audit procedures included, amongst others, testing the effectiveness of the Company’s internal controls around the identification and evaluation of claims, proceedings and investigations at different levels in the group, and the recording and continuous re-assessment of the related (contingent) liabilities and provisions and disclosures. We inquired with both legal and financial staff in respect of ongoing investigations or claims, proceedings and investigations, inspected relevant correspondence, inspected the minutes of the meetings of the Audit Committee, Supervisory Board and Executive Committee, requested a confirmation letter from the group’s in-house legal counsel and obtained external legal confirmation letters from a selection of external legal counsels. For claims settled during the year, such as Medsage and Masimo, we vouched the cash payments, as appropriate and read the related settlement agreements in order to verify whether the settlements were properly accounted for.

We also assessed the adequacy of Company’s disclosure regarding (contingent) liabilities from legal proceedings and investigations as contained in note 19, Provisions and note 25, Contingent assets and liabilities.

Accounting for Discontinued operations

Key audit matter	Following the planned sale of the majority interest of Lumileds and future sell-down of Philips Lighting shares, the accounting of discontinued operations has been an attention area in our audit. The Lumileds business is accounted for as discontinued operation since the fourth quarter of 2014 and Philips Lighting could potentially become a discontinued operation once loss of control is highly probable in the near future. Further reference is made to note 3, Discontinued operations and other assets classified as held for sale.

Our audit approach

Our audit procedures included, amongst others, testing the effectiveness of the Company’s internal controls around the appropriate accounting, assessing the appropriateness of the Company’s accounting policies in relation to discontinued operations and assessment of compliance with the respective accounting policies. We met with the Board of Management and Audit Committee of the Supervisory Board and other executive management representatives on a regular basis to understand the status of the planned sale of the majority interest of Lumileds and the future sell-down of Philips Lighting shares. We assessed management’s evaluation of continued classification as discontinued operations of Lumileds and the accounting of Lighting including the adequacy of Company’s disclosure included in note 3, Discontinued operations and other assets classified as held for sale.

Initial audit engagement

Key audit matter	There are additional considerations involved in performing initial audit engagements. Additional planning activities and considerations are required to establish an appropriate audit strategy and audit plan.

Our audit approach

After being appointed as the Company’s auditors effective for the year 2016, we developed a comprehensive transition plan in October 2015, which included specific planning activities, to ensure an effective transition from the predecessor auditor. The specific planning activities included, but were not limited to, obtaining an initial understanding of the Company and its business, including background information, strategy, business risks, IT landscape and its financial reporting and internal controls framework, to assist us in performing our risk assessment procedures. We have assessed the opening balances and the selection and consistent application of accounting policies by discussing the audit with the predecessor auditor and reviewing the predecessor auditor’s file. Furthermore, in January 2016, we attended closing meetings and Audit Committee meetings related to the 2015 audit. The foregoing has been used as a basis for our 2016 audit plan. We discussed and agreed our 2016 audit plan with the Audit Committee and Executive Committee of Koninklijke Philips N.V. in April 2016 and have provided status updates, progress reports and key audit matters from our audit process on a regular basis.

Report on other information included in the annual report

In addition to the financial statements and our auditor’s report thereon, the annual report contains other information that consists of:

•	The management board’s report

•	Other information pursuant to Part 9 of Book 2 of the Dutch Civil Code

•	Sustainability statements

•	Five year key financial and sustainability information

•	Investor relations information

Annual Report 2016      207

Company financial statements 11.5

Based on the following procedures performed, we conclude that the other information:

•	Is consistent with the financial statements and does not contain material misstatements

•	Contains the information as required by Part 9 of Book 2 of the Dutch Civil Code

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed on the other information is less than the scope of those performed in our audit of the financial statements.

Management is responsible for the preparation of the other information, including the management board’s report in accordance with Part 9 of Book 2 of the Dutch Civil Code and other information pursuant to Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Engagement

Following the appointment by the Annual General Meeting of Shareholders on May 7, 2015, we were engaged by the Supervisory Board on October 22, 2015 as auditor of Koninklijke Philips N.V. as of the audit for the year 2016 and have operated as statutory auditor since that date.

Description of responsibilities for the financial statements

Responsibilities of the Board of Management and the Supervisory Board for the financial statements

The Board of Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the Board of Management is responsible for such internal control as the Board of Management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Board of Management should prepare the financial statements using the going concern basis of accounting unless the Board of Management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. The Board of Management should disclose events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern in the financial statements.

The Supervisory Board is responsible for overseeing the Company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all material errors and fraud.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional scepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements.

Our audit included:

•

Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or,

208      Annual Report 2016

Company financial statements 11.5

if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern.

•	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures.

•	Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities. Depending on the size and/or the risk profile, the organisation of the group and the effectiveness of group-wide controls, changes in the business environment and other relevant factors, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items.

We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

We provide the Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Supervisory Board, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Amsterdam, The Netherlands

February 21, 2017

Ernst & Young Accountants LLP

/s/ C.B. Boogaart

Annual Report 2016      209

Company financial statements 12

12 Sustainability statements

12.1 Approach to sustainability reporting

Philips has a long tradition of sustainability reporting, beginning with our first environmental Annual Report published in 1999. This was expanded in 2003, with the launch of our first sustainability Annual Report. As a next step, in 2008, we decided to publish an integrated financial, social and environmental report. For more information, please refer to the company’s website.

This is our ninth annual integrated financial, social and environmental report which has been prepared in line with the International Integrated Reporting Council (IIRC) Integrated Reporting (IR) framework and includes a visualization of our value creation process.

Philips Lighting’s results are consolidated in this report but are also available in their Annual Report.

Royal Philips and Philips Lighting publish their integrated Annual Report with the highest (reasonable) assurance level on the financial, social and environmental performance. With that overall reasonable assurance level Philips is a frontrunner in this field.

12.1.1 Tracking trends

We follow external trends continuously to determine the issues most relevant for our company and where we can make a positive contribution to society at large. In addition to our own research, we make use of a variety of sources, including the United Nations Environmental Programme (UNEP), World Bank, World Economic Forum, World Health Organization, and the World Business Council for Sustainable Development (WBCSD). Our work also involves tracking topics of concern to governments, non-governmental organizations (NGO), regulatory bodies, academia, and following the resulting media coverage.

12.1.2 Stakeholders

We derive significant value from our diverse stakeholders across all our activities and engage with, listen to and learn from them. Working in partnerships is crucial in delivering on our vision to make the world healthier and more sustainable through innovation. We incorporate their feedback on specific areas of our business into our planning and actions. In addition, we participate in meetings and task forces as a member of organizations including the World Economic Forum, WBCSD, Electronic Industry Citizenship Coalition (EICC), the Ellen MacArthur Foundation, and the European Partnership for Responsible Minerals.

A multi-stakeholder project with the Sustainable Trade Initiative (IDH), a number of NGOs, and electronics companies was started in 2011 and expanded in 2014 and 2015 to include suppliers in the Yangtze river delta. The program focuses on improving working conditions in the electronics industry in China.

Furthermore, we engaged with the leading Dutch labor union (FNV) and a number of NGOs, including Enough, GoodElectronics, MakeITfair, the Chinese Institute of Public and Environmental Affairs, SOMO, Amnesty International, Greenpeace and Friends of the Earth as well as a variety of investors and analysts.

Our sustainability e-mail account (philips.sustainability@philips.com) enables stakeholders to share their issues, comments and questions with the sustainability team. The table below provides an overview of the different stakeholder groups, examples of those stakeholders and the topics discussed, used for our materiality analysis.

Stakeholder overview (non-exhaustive)

	Examples	Processes

Employees	- European Works Council - Individual employees	Regular meetings, quarterly My Accelerate! Surveys, employee development process, quarterly update webinars. For more information refer to section 2.2, Social performance, of this report.

Customers	- Hospitals - Retailers - Consumers	Joint (research) projects, business development, Lean value chain projects, consumer panels, Net Promoter Scores, Philips Customer Care centers, Training centers, social media

Suppliers	- Chinese suppliers in the Supplier Development program - HP, Randstad	Supplier development activities (including topical training sessions), supplier forums, supplier website, participation in industry working groups like COCIR and EICC. For more information refer to sub-section 12.3.8, Supplier indicators, of this report.

Governments, municipalities, etc.	- European Union - Authorities in Indonesia, Singapore	Topical meetings, annual Innovation Experience, research projects, policy and legislative developments, business development

NGOs	- UNICEF, International Red Cross - Friends of the Earth, Greenpeace	Topical meetings, cross-segment (multi-stakeholder) projects, joint (research) projects, social investment program and Philips Foundation

Investors	- Mainstream investors - ESG investors	Webinars, roadshows, capital markets day, investor relations and sustainability accounts

210      Annual Report 2016

Sustainability statements 12.1.3

12.1.3 Reporting standards

We have prepared the integrated annual report in line with the International Integrated Reporting Council (IIRC) Integrated Reporting framework.

For the sustainability information included in the integrated annual report we followed the Global Reporting Initiative (GRI) Standards-Option Comprehensive. A detailed overview of the GRI Comprehensive indicators can be found in the GRI content index on our sustainability website. Next, we developed additional company specific indicators. The information on definition and measurement can be found in this chapter.

We signed on to the United Nations Global Compact in March 2007 to advance 10 universal principles in the areas of human rights, labor, the environment and anti- corruption. Our General Business Principles, Sustainability and Environmental Policies, and our Supplier Sustainability Declaration are the cornerstones that enable us to live up to the standards set by the Global Compact. This is closely monitored and reported, as illustrated throughout this report, which is also our annual Communication on Progress (COP) submitted to the UN Global Compact Office.

At the World Economic Forum in January 2017 Philips signed the Compact for Responsive and Responsible Leadership. The Compact is an initiative to promote and align the long-term sustainability of corporations and the long-term goals of society, with an inclusive approach for all stakeholders.

We use this report to communicate on our progress towards the relevant Sustainable Development Goals (SDGs), in particular SDG 3 (“Ensure healthy lives and promote well-being for all at all ages”) and SDG 12 (“Ensure sustainable consumption and production patterns”). Please refer to sub-section 12.3.7, Stakeholder Engagement, of this report for more details.

More information about Philips Lighting’s commitments to the SDGs can be found in their Annual Report.

12.1.4 Material topics and our focus

We identify the environmental, social, and governance topics which have the greatest impact on our business and the greatest level of concern to stakeholders along our value chain. Assessing these topics enables us to prioritize and focus upon the most material topics and effectively address these in our policies and programs.

Our materiality assessment is based on an ongoing trend analysis, media search, and stakeholder input. The results for Royal Philips are reflected in the materiality matrix below. Those for Philips Lighting can be found in the Philips Lighting Annual Report. The scores are based on Philips’ assessment. Our materiality assessment has been conducted in the context of the GRI Sustainable Reporting Standards and the results have been reviewed and approved by the Philips Sustainability Board. As a result of the exclusion of Philips Lighting, a number of aspects have changed in terms of materiality in the table below (compared to 2015), for example, health related aspects have become more material.

Annual Report 2016      211

Sustainability statements 12.1.4

Materiality matrix

Key material topics

Reference1)
Environmental		Boundaries

- Climate change	chapter 1, Message from the CEO, of this report section 2.3, Environmental performance, of this report section 12.4, Environmental statements, of this report	Supply chain, operations, use phase

- Energy efficiency	sub-section 2.3.1, Green Innovation, of this report section 2.3, Environmental performance, of this report section 12.4, Environmental statements, of this report	Supply chain, operations, use phase

- Circular Economy	sub-section 2.3.1, Green Innovation, of this report section 2.3, Environmental performance, of this report sub-section 12.3.8, Supplier indicators, of this report	Supply chain, operations, use phase

212      Annual Report 2016

Sustainability statements 12.1.4

Reference1)

Societal		Boundaries

- Rising healthcare costs

chapter 1, Message from the CEO, of this report

sub-section 3.2.1, About Diagnosis & Treatment businesses, of this report sub-section 3.3.1, About Connected Care & Health Informatics businesses, of this report

Use phase

- Healthy Living

chapter 1, Message from the CEO, of this report

sub-section 3.2.1, About Diagnosis & Treatment businesses, of this report sub-section 3.3.1, About Connected Care & Health Informatics businesses, of this report sub-section 3.1.1, About Personal Health businesses, of this report

Use phase

- Chronic and lifestyle related diseases

chapter 1, Message from the CEO, of this report

sub-section 3.2.1, About Diagnosis & Treatment businesses, of this report sub-section 3.3.1, About Connected Care & Health Informatics businesses, of this report sub-section 3.1.1, About Personal Health businesses, of this report

Use phase

- Aging population	chapter 1, Message from the CEO, of this report sub-section 3.2.1, About Diagnosis & Treatment businesses, of this report sub-section 3.1.1, About Personal Health businesses, of this report	Use phase

- Responsible Supply Chains	section 2.2, Social performance, of this report chapter 12, Sustainability statements, of this report	Supply chain

- Employee health and safety	sub-section 2.2.6, Health and Safety, of this report	Supply chain, operations

- Conflict minerals	sub-section 12.3.8, Supplier indicators, of this report	Supply chain

Reference1)
Governance		Boundaries

- Business ethics and General Business Principles	section 5.5, Compliance risks, of this report sub-section 2.2.7, General Business Principles, of this report	Supply chain, operations, use phase

- Partnerships and co-creation	sub-section 3.4.1, About HealthTech Other, of this report chapter 12, Sustainability statements, of this report	Supply chain, use phase

- Metrics beyond financials	section 2.2, Social performance, of this report section 2.3, Environmental performance, of this report chapter 12, Sustainability statements, of this report	Supply chain, operations, use phase

- Product responsibility and regulation

section 5.5, Compliance risks, of this report

sub-section 3.1.1, About Personal Health businesses, of this report sub-section 3.2.1, About Diagnosis & Treatment businesses, of this report sub-section 3.3.1, About Connected Care & Health Informatics businesses, of this report

Supply chain, operations, use phase

- Big data and Privacy

section 5.4, Operational risks, of this report

sub-section 3.1.1, About Personal Health businesses, of this report sub-section 3.2.1, About Diagnosis & Treatment businesses, of this report sub-section 3.3.1, About Connected Care & Health Informatics businesses, of this report

Supply chain, operations, use phase

1)

With the exception of section 2.2, Social performance, of this report, section 2.3, Environmental performance, of this report, and chapter 12, Sustainability statements, of this report, the sections and chapters referred to are not included in the scope of the assurance engagement

Annual Report 2016      213

Sustainability statements 12.1.5

12.1.5 Programs and targets

Royal Philips HealthTech businesses

Sustainability commitments

2016

	baseline year 2015	target 2020	2016 actual

Lives Improved	2.0 billion	2.5 billion	2.1 billion

Circular revenues	7%	15%	9%

Green revenues	56%	70%	59%

Operational carbon footprint	757 Ktonnes	0 Ktonnes	821 Ktonnes

Operational waste recycling	78%	90%	79%

- Hazardous substances emissions	1,419 kilos	50% reduction	1,099 kilos

- Total Recordable Case (TRC) rate	0.39	0.29	0.37

Supplier Sustainability	33% RSL compliant	85% RSL compliant	59% RSL compliant

Supplier Sustainability 1)	New development program tested	300 companies in development program	93 companies in development program

1)	For more information see sub-section 12.3.8, Supplier indicators, of this report

With the new 5-year ‘Healthy people, sustainable planet’ program, new sustainability commitments were introduced, more detailed targets can be found in the respective sections.

More details on the Philips Lighting sustainability program can be found in their report.

All of our programs are guided by the Philips General Business Principles, which provide the framework for all of our business decisions and actions.

12.1.6 Boundaries of sustainability reporting

Our sustainability performance reporting encompasses the consolidated Philips Group activities in the Social and Environmental Performance sections, following the consolidation criteria detailed in this section. As a result of impact assessments of our value chain we have identified the material topics, determined their relative impact in the value chain (supply chain, our own operations, and use phase of our products) and reported for each topic on the relevant parts of the value chain. More details are provided in the relevant sections in these Sustainability Statements and in the Philips Lighting Investor Relations website.

The consolidated selected financial information in this sustainability statements section has been derived from the Group Financial Statements, which are based on IFRS.

12.1.7 Comparability and completeness

We used expert opinions and estimates for some parts of the Key Performance Indicator calculations. There is therefore an inherent uncertainty in our calculations.

The figures reported are Philips’ best estimate. As our insight increases, we may enhance the methodology in the future.

Social data cover all employees, including temporary employees, but exclude contract workers. Due to the implementation of new HRM systems, we are able to provide more specific exit information on Philips employees from 2014 onwards.

Until 2016, Philips reported on Green Product sales. Due to the change in our businesses, we changed this in 2016 to Green Revenues, which includes products and solutions (refer to the definition in 12.1.8). Revenues for 2014 and 2015 have been restated to reflect this change.

In 2016, emission factors for CO2 were not updated. In 2015 however, the emission factor set for consumed electricity was updated to the IEA 2015 publications. Also, the emission factors for natural gas were implemented according to DEFRA (UK Department of Environment, Food and Rural Affairs). Lastly, all scope 3 emission factors for business travel and logistics were updated from a bespoke emission factor set to DEFRA guidance as well. The latter has had an upward effect on our scope 3 emissions, ranging from 15% to 32% in the years 2007-2015.

The emissions of substances data is based on measurements and estimates at manufacturing site level. The figures reported are Philips’ best estimate.

The integration of newly acquired activities is scheduled according to a defined integration timetable (in principle, the first full reporting year after the year of acquisition) and subject to the integration agenda. Data for activities that are divested during the reporting year are not included in full-year reporting. Environmental data are reported for manufacturing sites with more than 50 industrial employees.

In line with the Discontinued operations presentation in the Group financial statements regarding the Lumileds and Automotive business, we have excluded this data from the consolidated Sustainability data. Where the impact of the exclusion was material, we clearly disclosed the impact.

12.1.8 Data definitions and scope

Lives improved and materials

The Key Performance Indicators on ‘lives improved’ and ‘materials’ and the scope are defined in the respective methodology documents that can be found at Methodology for calculating Lives Improved. We used opinions from Philips experts and estimates for some parts of the Lives Improved calculations. There is therefore an inherent uncertainty in our calculations. The figures reported are Philips’ best possible estimate.

214      Annual Report 2016

Sustainability statements 12.1.8

Health and safety

Health and safety data is reported by sites with over 50 FTEs (full-time equivalents) and is voluntary for smaller locations. Health and safety data are reported and validated each month via an online centralized IT tool. As of 2016, the Total Recordable Cases (TRC) rate is defined as a KPI, cases where the injured employee is unable to work one or more days, or had medical treatment or sustained an industrial illness. For data comparability reasons, we also provide the Lost Workday Injury Cases (LWIC) rate, work-related injuries and illnesses that predominantly occur in manufacturing operations and Field Services Organizations where the incident leads to at least one lost workday. Fatalities are reported for staff, contractors and visitors.

General Business Principles

Alleged GBP violations are registered in our intranet-based reporting and validation tool.
Supplier audits

Supplier audits are primarily focused on identified risk suppliers, based on identified risk countries and on a spend of more than EUR 1 million (new suppliers EUR 100,000 and no threshold for high risk suppliers).

•	Based on the Maplecroft Human Rights Risk Indexes, risk countries for Supply Management in 2016 were: Brazil, China, India, Indonesia, Mexico, Russia and Ukraine.

•	Suppliers of new ventures are included to the extent that the integration process of these ventures has been finalized. The normative integration period is two years after closure of the new venture.

Green Revenues

Green Revenues are revenues generated through products or solutions that offer a significant environmental improvement in one or more Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Circularity and Lifetime reliability. The lifecycle approach is used to determine a product’s overall environmental improvement. It calculates the environmental impact of a product over its total life cycle (raw materials, manufacturing, product use and disposal).

Green products and solutions need to prove leadership in at least one Green Focal Area compared to industry standards, which is defined by a specific peer group. This is done either by outperforming reference products (which can be a competitor or predecessor product in the particular product family) by at least 10%, outperforming product-specific eco-requirements or by being awarded a recognized eco-performance label. Because of different product portfolios, segments have specified additional criteria for Green products and solutions, including product-specific minimum requirements where relevant.

Circular Revenues

Circular Revenues are defined by revenues generated through products and solutions that meet specific Circular Economy requirements, for example by containing at least 30% recycled plastics (Personal Health), where Philips remains the owner, or where the product has been refurbished.

Sustainable Innovation

Sustainable Innovation is the Research & Development spend related to the development of new generations of products and solutions that address the United Nations Sustainable Development Goals 3 (“to ensure healthy lives and promote well-being for all at all ages”) or 12 (“to ensure sustainable consumption and production patterns”).

Green Innovation

Green Innovation is a subset of Sustainable Innovation and is defined as all R&D activities directly contributing to the development of Green Products and Solutions or Green Technologies; it contributes to SDG 12. This means all products, systems or services that demonstrate a measurable positive impact on energy efficiency (10% or greater than previous products or legal requirements), and preferably also in one or more green focal areas: Circularity, Weight & Materials, Packaging, and Substances. Green Innovation for Lighting is calculated by multiplying the total R&D spend by percentages for sustainable innovation per Business Group (LED 100%, Professionals 95%, Home is 97% and Lamps 15%). These percentages are an assessment of the contribution of R&D projects to sustainable innovation and are calculated based on prior-year innovation budgets. As part of this assessment we applied the assumptions that the prior-year percentages are still applicable for this reporting year and that all innovation in LED and LED-related products and services are considered as sustainable.

Environmental data

All environmental data from manufacturing operations, except process chemicals, are reported on a quarterly basis in our sustainability reporting and validation tool, according to company guidelines that include definitions, procedures and calculation methods. Process chemicals are reported on a half-yearly basis.

Internal validation processes have been implemented and peer audits performed to ensure consistent data quality and to assess the robustness of data reporting systems.

These environmental data from manufacturing are tracked and reported to measure progress against our Sustainable Operations targets.

Reporting on ISO 14001 certification is based on manufacturing units reporting in the sustainability reporting system.

Annual Report 2016      215

Sustainability statements 12.1.8

Operational carbon footprint

Philips reports in line with the Greenhouse Gas Protocol (GHGP). The GHGP distinguishes three scopes, as described below. The GHGP requires businesses to report on the first two scopes to comply with the GHGP reporting standards. As per the updated GHGP Scope 2 reporting guidance, from 2015 onward our scope 2 emissions reporting includes both the market-based method and the location-based method. The market-based method of reporting will serve as our reference for calculating our total operational carbon footprint.

•

Scope 1 – direct CO2 emissions – is reported on in full, with details of direct emissions from our industrial and non-industrial sites. Emissions from industrial sites, which consist of direct emissions resulting from processes and fossil fuel combustion on site, are reported in the sustainability reporting system. Energy use and CO2 emissions from non-industrial sites are based on actual data where available. If this is not the case, they are estimated based on average energy usage per square meters, taking the geographical location and building type of the site into account.

•

Scope 2 – indirect CO2 emissions – is reported on in full, with details of indirect emissions from our industrial and non-industrial sites. CO2 emissions resulting from purchased electricity, steam, heat and other indirect sources are reported in the sustainability reporting system. The indirect emissions of sites not yet reporting are calculated in the same manner as described in Scope 1.

•

The location-based method of scope 2 reporting reflects the average emissions intensity of grids on which energy consumption occurs (using mostly grid-average emission factor data). For this method our emission factors derive from the International Energy Agency (IEA) 2015 and are based on grid averages.

•

The market-based method of scope 2 reporting allows use of an emission factor that is specific to the energy purchased. Emissions intensity of consumed energy can differ based on contractual instruments used. For example, so-called ‘green electricity contracts’ guarantee the purchaser will be supplied with electricity coming from renewable sources which typically lower emissions per energy unit generated. In the market-based method Philips will account for renewable electricity with an emission factor of 0 grams CO2 per kWh. All renewable electricity claimed by Philips is sourced from the same energy market where the electricity-consuming operations are located, and is tracked and redeemed, retired, or cancelled solely on behalf of Philips. All certificates were obtained through procurement of Green-e certified Renewable Energy Certificates (RECs) in the United States and European Guarantees of Origin from the Association of Issuing Bodies (AIB) of the European Energy Certificate System (EECS).

•	Scope 3 – other CO2 emissions related to activities not owned or controlled by the Group – is reported on for our business travel and distribution activities.

The Philips operational carbon footprint (Scope 1, 2 and 3) is calculated on a quarterly basis and includes the emissions from our:

•	Industrial sites – manufacturing and assembly sites

•	Non-industrial sites – offices, warehouses, IT centers and R&D facilities

•	Business travel – lease and rental cars and airplane travel

•	Logistics – air, ocean and road transport

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

Commuting by our employees, upstream distribution (before suppliers ship to us), outsourced activities and emissions resulting from product use by our customers are not included in our operational carbon footprint. The calculations for business travel by lease car are based on actual fuel usage and for travel by rental car they are based on distance travelled. Taxis and chauffeur driven cars used for business travel are not included in the calculations. Emissions from business travel by airplane are calculated by the supplier based on mileage flown and emission factors from DEFRA, distinguishing between short, medium and long-haul flights. Furthermore, emissions from air freight for distribution are calculated based on the amount of tonne-kilometers transported between airports (distinguishing between short, medium and long-haul flights), including an estimate (based on actual data of the lanes with the largest volumes) for trucking from sites and distribution centers to airports and vice versa. Express shipments are generally a mix of road and air transport, depending on the distance.

It is therefore assumed that shipments across over less than 600 km are transported by road and the rest by air (those emissions by air are calculated in the same way as air freight). For sea transport, only data on transported volume were available so an estimate had to be made about the average weight of a container. Transportation to and from ports is not registered. This fore and aft part of sea transport was estimated to be around 3% of the total distance (based on actual data of the lanes with the largest volumes), consisting of a mix of modalities, and was added to the total emissions accordingly. CO2 emissions from road transport were also calculated based on tonne-kilometers. Return travel of vehicles is not included in the data for sea and road distribution.

216      Annual Report 2016

Sustainability statements 12.1.8

Employee Engagement Index (EEI)

The Employee Engagement Index (EEI) is the single measure of the overall level of employee engagement at Philips. It is a combination of perceptions and attitudes related to employee satisfaction, commitment and advocacy.

The reported 2016 figure is based on My Accelerate Survey in Royal Philips HealthTech businesses. This survey is conducted by Expert Training Systems (ETS). The total score of the employee engagement is an average of quarterly results of the survey. The results are calculated by taking the average of the answered questions of the surveys.

12.1.9 Sustainability governance

Sustainability is strongly embedded in our core business processes, like innovation (EcoDesign), sourcing (Supplier Sustainability Program), manufacturing (Sustainable Operations) and Logistics (Green Logistics) and projects like the Circular Economy initiative.

In Royal Philips, the Sustainability Board is the highest governing sustainability body and is chaired by the Chief Strategy and Innovation Officer and member of the Executive Committee. Three other Executive Committee members sit on the Sustainability Board together with segment and functional executives. The Sustainability Board convenes four times per year, defines Philips’ sustainability strategy and programs, monitors progress and takes corrective action where needed.

Progress on Sustainability is communicated internally on a quarterly basis to Philips employees and at least annually in the Executive Committee and Supervisory Board. Please refer to the Philips Lighting Annual Report to learn about their sustainability governance.

12.1.10 External assurance

EY has provided reasonable assurance on whether the information in chapter 12, Sustainability statements, of this report and section 2.2, Social performance, of this report and section 2.3, Environmental performance, of this report presents fairly, in all material respects, the sustainability performance in accordance with the reporting criteria. Please refer to section 12.5, Assurance report of the independent auditor, of this report.

12.2 Economic indicators

This section provides summarized information on contributions made on an accruals basis to the most important economic stakeholders as a basis to drive economic growth. For a full understanding of each of these indicators, see the specific financial statements and notes in this report.

Philips Group

Distribution of direct economic benefits in millions of EUR

2014 - 2016

	2014	2015	2016

Suppliers: goods and services	13,185	14,388	13,904
Employees: salaries and wages	5,018	5,533	5,832
Shareholders: distribution from retained earnings	729	730	732
Government: corporate income taxes	26	239	327
Capital providers: net interest	251	302	327

Total purchased goods and services as included in cost of sales amounted to EUR 13.9 billion, representing 57% of total revenues of the Philips Group. Of this amount, approximately 69% was spent with global suppliers, the remainder with local suppliers.

In 2016, salaries and wages totaled EUR 5.8 billion. This amount is some EUR 300 million higher than in 2015, mainly caused by the increased number of employees and currency effects. See note 6, Income from operations for more information.

Philips’ shareholders were given EUR 732 million in the form of a dividend, the cash portion of which amounted to EUR 330 million.

Income taxes amounted to EUR 327 million, compared to EUR 239 million in 2015. The effective income tax rate was lower than the weighted average statutory income tax rate in 2016, mainly due to recognition of deferred tax assets and non-taxable income, largely attributable to favorable tax regulations relating to R&D investments. These effects were partly offset by non-deductible expenses.

For a further understanding, see note 8, Income taxes.

Philips supports global initiatives of the OECD (Organization for Economic Cooperation and Development) and UN (United Nations) to promote tax transparency and responsible tax management, taking into account the interest of various stakeholders, such as governments, shareholders, customers and the communities in which Philips operates. For more information, please refer to Philips’ Tax Principles.

12.3 Social statements

In 2016, both Royal Philips HealthTech businesses and Philips Lighting launched their next 5-year sustainability programs. This section provides additional information on (some of) the Social performance parameters reported in section 2.2, Social performance, of this report.

12.3.1 Building employability

Other programs

At Philips, our vision to offer the best place to work for people who share our passion is not limited to employees on our payroll. In the Netherlands, for example, we run a special employment program, WGP

Annual Report 2016      217

Sustainability statements 12.3.1

(Werkgelegenheidsplan, or Philips Employment Scheme), to offer vulnerable groups of external jobseekers a work experience placement, usually combined with training. Since the scheme’s launch in 1983, nearly 13,000 people have participated, and around 70% found a regular job after taking part in the program. In 2016, Philips employed 140 people via the WGP program, including 25 people with autism. As we move into 2017, we will continue to offer an environment for all of our people to thrive and grow.

12.3.2 People development

Our talent development focuses on all aspects of the 70:20:10 learning framework.

70% Learning through critical career experiences

Philips is on a multi-year journey to evolve our culture to focus on experience-based career development, giving our people the opportunity to identify and gain the experiences necessary to support our health technology strategy and strengthen their employability. By identifying the roles and experiences critical to our business strategy, we clarify development areas and transferrable skills in support of cross-functional, lateral, traditional, as well as non-traditional career opportunities for our people.

As of 2016, our people are able to view the succession plans in which they are included. In 2017 we will continue on our journey towards an experience-based careers culture through:

•	Enabling and empowering our people with real-time, integrated tools and resources to plan and manage their career

•

Building awareness of experience-based careers for our people through stories and communications, prioritizing critical roles and capabilities that are directly in support of our health technology strategy

•	Facilitated ‘gig-board’ of extra-curricular roles to increase flexible teaming across organization structures and provide opportunity for further development within existing roles

20% Guidance through coaching and mentoring

In 2016, Philips University launched a program for leaders to help them get the most out of our people, help them grow, and have meaningful career conversations. In 2017 we will drive further initiatives focused on:

•	Strengthening the employee-and-manager career partnership with clear accountabilities

•	Equipping managers as effective career coaches who will have transparent career dialogues with their team, with differentiated development for deep specialists and broad leaders

10% Learning through formal learning

In 2016, more than 1,900 new courses were made available by Philips University. By year-end, over 86,000 employees had enrolled for courses with Philips University. In total, some 1.2 million hours were spent on training through Philips University in 2016, with some 580,000 training completions.

12.3.3 Employee volunteering

In North America, the Philips Cares program provides ways for employees to work together to improve people’s lives by creating healthy, sustainable communities. This can take many forms: from helping a child to excel in math, or providing safety and energy-efficient home improvements for the disadvantaged, to raising awareness about the importance of cardiac health. In 2016 alone, more than 9,500 employee volunteers participated in community outreach projects that suited their needs, schedules, and passions individually as well as through partnerships with organizations such as the American Heart Association, International Medical Equipment Collaborative (IMEC), and the March of Dimes.

Since Q4 2016, all of our employees are now able to take 1 day per year to support charitable endeavors through volunteering. For example, in the Benelux 70 of our people were trained in resuscitation (CPR) by the Dutch Hartstichting (heart foundation), enabling them to provide support in the critical first period of a cardiac arrest.

12.3.4 Health and Safety performance

In 2016, we recorded 174 LWIC, i.e. occupational injury cases where the injured person is unable to work one or more days after the injury. This represents a significant decrease compared with 213 in 2015. The LWIC rate decreased to 0.18 per 100 FTEs, compared with 0.21 in 2015. The number of Lost Workdays caused by injuries decreased by 1,253 days (16%) to 6,728 days in 2016.

Additionally, in 2016, we recorded 395 TRC’s, i.e. cases where the injured employee is unable to work one or more days, or had medical treatment or sustained an industrial illness.

In 2016, we focused our efforts not only on traditional process and equipment safety improvements, but also on a proactive cultural transformation through Behavior Based Safety (BBS). BBS requires a fundamental shift in how we think and act about Health and Safety before an injury occurs. Our new company program, based on an internal best practice, was deployed and implemented globally across many factories in 2016 including those in China, Asia Pacific and the USA. We believe this program will continue to drive down our workplace injuries and be a key pillar towards reaching our goal of a 25% reduction in total injuries by 2020.

218      Annual Report 2016

Sustainability statements 12.3.4

Philips Group

Lost workday injuries per 100 FTEs

2012 - 2016

	2012	2013	2014	2015	2016

Personal Health	0.39	0.33	0.16	0.16	0.15
Diagnosis & Treatment	0.22	0.23	0.27	0.20	0.36
Connected Care & Health Informatics	0.16	0.05	0.18	0.16	0.15
HealthTech Other	0.14	0.12	0.11	0.13	0.10
Lighting	0.47	0.42	0.37	0.34	0.22
Continuing operations	0.31	0.27	0.23	0.21	0.18
Discontinued operations	0.55	0.37	0.25	0.27	0.32

Philips Group	0.31	0.28	0.23	0.22	0.19

Philips Group

Total recordable cases per 100 FTEs

2016

2016

Personal Health	0.33
Diagnosis & Treatment	0.65
Connected Care & Health Informatics	0.67
HealthTech Other	0.27
Lighting	0.50
Continuing operations	0.41
Discontinued operations	0.44

Philips Group	0.41

Diagnosis & Treatment businesses

In the Diagnosis & Treatment businesses segment Health and Safety showed a decrease in performance in 2016 with 40 LWIC compared to 21 in 2015. The LWIC rate increased to 0.36 compared to 0.20 in 2015. The total number of recordable cases for the Diagnosis & Treatment businesses segment was 73 in 2016.

Connected Care & Health Informatics businesses

Health and Safety performance in the Connected Care & Health Informatics businesses segment continued to improve in 2016 with 5 LWIC in 2016 compared to 6 in 2015. Correspondingly, the LWIC rate decreased to 0.15 in 2016 compared to 0.16 in 2015. This was primarily driven by our global patient monitoring businesses. The total number of recordable cases for the Connected Care & Health Informatics businesses segment was 23 in 2016.

Personal Health businesses

The Personal Health businesses segment showed stable performance in Health and Safety with 21 LWIC in 2016, the same number as in 2015. The LWIC rate improved from 0.16 in 2015 to 0.15 in 2016. The Personal Health businesses segment had 46 recordable cases in 2016.

Lighting

Lighting showed an overall improvement while recording 71 LWIC compared to 119 in 2015. As a result the LWIC rate improved to 0.22 (0.34 in 2015). In 2016, Lighting had 156 reportable cases. Lighting introduced a new safety program in 2015 focusing on preventing injuries.

12.3.5 General Business Principles

A total of 503 concerns were reported over the course of 2016 via the Philips Ethics Line and through our network of GBP Compliance Officers, of which 164 related to Philips Lighting. The previous reporting period (2015) saw a total of 447 concerns, 135 of which related to Philips Lighting. Overall, we saw an increase of 13% in the total number of reports (11% for Royal Philips versus 21% for Philips Lighting).

This is a continuation of the upward trend reported since 2014, the year in which Philips updated its General Business Principles and deployed the related communication campaign, although the overall increase in the number of complaints reported has slightly declined year-on-year (2015: 14%). We believe this trend is in line with our multi-year efforts to encourage our employees to speak up, and we are now approaching a normalized level of reported concerns annually. The relatively larger increase in the number of concerns that relate to Philips Lighting is expected to relate, at least in part, to the separation event and the related corporate activities.

The upward trend in the number of concerns can primarily be attributed to significantly more concerns being reported in the North American (NA) region, making up 38% of the total number of reports in 2016 (2015: 31%). The number of concerns reported in Latin America once again declined year-on-year to 19% of the total number of complaints, compared with 25% in 2015. In percentage terms, Europe, Middle East & Africa (EMEA) and Asia Pacific (APAC) remained quite stable, representing 20% and 23% of the total number of complaints respectively (2015: 21% and 20%).

In keeping with a trend that became visible in 2015, we again saw a more even distribution in reporting across the four regions. While the Americas were historically dominant in terms of number of cases reported, EMEA and APAC have now reached the same level as Latin America. We believe this to be as a result of significant communication efforts in addition to our Global GBP Communications campaign, especially in the APAC region, improving employees’ awareness of their rights with regard to the GBP, and the reporting facilities available to them.

Annual Report 2016      219

Sustainability statements 12.3.5

Philips Group

Breakdown of reported GBP concerns in number of reports

2013 - 2016

	2013	2014	2015	2016

Health & Safety	3	10	9	16
Treatment of employees	203	203	242	276
- Collective bargaining	5	—	—	2
- Equal and fair treatment	80	72	44	73
- Employee development	4	—	2	15
- Employee privacy	1	3	8	4
- Employee relations	5	6	—	20
- Respectful treatment	84	93	111	107
- Remuneration	15	11	9	11
- Right to organize	—	—	—	—
- Working hours	3	5	2	8
- HR other	6	13	66	36
Legal	9	30	35	32
Business Integrity	109	110	138	144
Supply management	5	6	6	13
IT	6	7	4	10
Other	—	27	13	12

Total	335	393	447	503

Most common types of concerns reported

Treatment of employees

As in previous years, the most commonly reported type of concern related to the category Treatment of employees. In 2016 there were 276 reports in this category, compared to 242 in 2015. This represents 55% of the total number of concerns, which is a slight increase from 2015 (54%).

Two subcategories, Respectful treatment and Equal and fair treatment, make up just over 65% of the concerns related to Treatment of employees. The Respectful treatment category generally relates to concerns about verbal abuse, (sexual) harassment, and hostile work environments. Equal and fair treatment primarily addresses favoritism, and matters of discrimination and unfair treatment in the workplace. 79% of the cases in these categories originated from the Americas, which is slightly more than in 2015 (76%).

Business integrity

The second most reported type of concern relates to Business Integrity, which made up 29% of the total cases reported. This is slightly less than in 2015, when the percentage was 31%. These concerns originated from the APAC region (45%), followed by EMEA (33%), Latin America (14%) and North America (8%).

Substantiated/unsubstantiated concerns

Of the 503 cases reported in 2016, 137 are still pending closure, in particular those that were filed towards the end of the year. The table below gives an overview of the number of reported concerns that were substantiated (i.e. found to constitute a breach of our General Business Principles) by the subsequent investigation.

Of the 366 reports investigated (267 in 2015), 115 were substantiated, which represents 31% of the total reported and closed (34% in 2015). This is also shown in the table below. Notably, while in 2015 39% of the Treatment of employee cases were substantiated, this percentage dropped to 28% in 2016 (2014: 22%, 2013: 20%). On the other hand, 40% of the Business Integrity reports were closed as substantiated in 2016, compared with 21% in 2015 (2014: 36%, 2013: 50%).

In addition to the above, 174 concerns that were still open at the end of 2015 were closed during 2016. 37% of these concerns were substantiated after investigation.

Of the 179 closed concerns that were substantiated, 100 were followed up with disciplinary measures varying from termination of employment and written warnings to training and coaching. In other cases, corrective action was taken, which varied from strengthening the business processes to increasing awareness of the expected standard of business conduct.

12.3.6 The Philips Foundation

The Philips Foundation was established in 2014 and is a registered charity that strives to improve the lives of people in communities in need. The Philips Foundation seeks to make use of the expertise of partners, visionaries and innovators and the innovation capabilities of Philips to create lasting impact. In 2016, the Philips Foundation continued to build its portfolio of projects and partners in the areas of community

Philips Group

Classification of the new concerns investigated in number of reports

2014 - 2016

	2014		2015		2016

	substantiated	unsubstantiated	substantiated	unsubstantiated	substantiated	unsubstantiated

Health & Safety	1	7	3	4	3	4
Treatment of employees	32	112	62	95	64	164
Legal	4	9	4	9	5	14
Business Integrity	25	45	16	62	38	56
Supply Management	1	—	—	1	1	7
IT	2	—	—	2	1	3
Other	4	18	1	8	3	3

Total	69	191	86	181	115	251

220      Annual Report 2016

Sustainability statements 12.3.6

development and social entrepreneurship, as well as in our approach towards disaster relief. Royal Philips and Philips Lighting supported the program of the Philips Foundation with a donation of EUR 10 million in 2016 and provided the operating staff, payment in-kind and the expert support of skilled employees who support the Foundation’s program for part of their time.

A highlight of the year was the launch of a partnership with Ashoka, one of the world’s largest networks of social entrepreneurs, that identifies and invests in social entrepreneurs helping them to bring their ideas for solving social problems to scale. Through a six month ‘globalizer’ program, 12 social entrepreneurs were supported by advisory teams – involving 24 Philips volunteers to build their impact scaling plan. This culminated in a three-day summit where the social entrepreneurs were able to pitch their impact plans to a large group of senior experts, such as social investors, public sector representatives and Philips executives.

We additionally worked on strengthening our partnerships with the Red Cross and UNICEF. The partnership with the Red Cross focuses on exploring innovations that could assist in providing immediate relief to people in regions affected by humanitarian crises including natural disasters. We are working with the Netherlands Red Cross and the Ivory Coast Red Cross on a project in Ivory Coast to strengthen the resilience of a community in the Blolequin region with a focus on the health of mothers and children. The Philips Foundation and UNICEF have partnered to develop healthcare innovations for the first 1,000 days of children’s lives. We are supporting UNICEF’s Global Innovation Center and are a lead partner in the Kenya Maker for Maternal, Newborn and Child Health Project in Nairobi, which focuses on developing and deploying solutions that improve access to healthcare for mothers and their children in low-resource settings.

In addition, 36 local projects have been approved to be set up throughout the world. These projects are organized via the local Philips organization and NGO partner and funded by the Philips Foundation. These projects offer employee engagement opportunities including skilled expert volunteering. Employee donations were also a large part of the Philips Foundation’s response to the earthquakes in Ecuador, Japan and Italy as well as Hurricane Matthew in the USA. Along with our co-creation projects we were able to respond to disasters around the world via our partnership with the Red Cross and global fundraisers, through which we raised a total of more than EUR 80,000 – a combination of employee donations and foundation matching.

More information about the Philips Foundation, its purpose and scope as well as the Philips Foundation Annual Report 2015 can be found here.

Examples of innovation projects supported by the Philips Foundation

The Philips Foundation, CurArte Foundation and Hospital Vall d’Hebrón teamed up to create ‘Imatgina’, an advanced patient-centric initiative in pediatric radiology that aims to improve the experience children have during diagnostic imaging tests. The goal of the initiative is to enhance the experience for children by creating a friendly atmosphere that dispels the uncertainty and fear usually associated with these types of procedures. It is estimated that the project will improve the lives of over 7,000 children on an annual basis.

Every day in rural Uganda, 555 birth complications occur, which lead to the death of over 6,000 Ugandan women a year. Although ultrasound has proven to be instrumental in the early identification of these complications, its high cost and the lack of trained personnel mean that it is not widely available in rural areas. The Philips Foundation and Philips teamed up with Imaging the World (ITW) to identify and implement sustainable business models in the healthcare ecosystem of rural Uganda. Establishing sustainable and increased sources of funding will allow ITW to create new health clinics and impact the lives of an additional 35,000 Ugandan women and babies a year.

12.3.7 Stakeholder Engagement

Our engagements with various partners and stakeholders is essential to our vision of making the world healthier and sustainable through innovation. Some of our partnership engagements are described below.

Global partnerships

World Economic Forum

Philips is proud to continue as a strategic partner and active member of the World Economic Forum (WEF), an independent international organization committed to improving the state of the world by engaging leaders in partnerships to shape global, regional and industry agendas. We supported and participated in a wide range of initiatives and projects through the year – regional WEF events, as well as the participation in International Business Council of the World Economic Forum.

Further to our various engagements with WEF, Frans van Houten has been selected to serve as a Stewardship Board Member of a key WEF initiative on shaping the “Future of Health and Healthcare”. The initiative will focus on managing the risk and impact of future epidemics addressing the shortfall in the world’s ability to respond to public health emergencies by developing a multifaceted cross-industry, cross-sectorial approach.

Annual Report 2016      221

Sustainability statements 12.3.7

Global Alliance for Vaccines and Immunization

Philips and the Global Alliance for Vaccines and Immunization (Gavi), are partnering to improve the quality of immunization data and its collection in primary and community healthcare. The partnership will be piloting the project in Uganda. The goal of the partnership is to gather accurate data which both organizations believe is essential to improve patient outcomes, provide access to care and reduce costs. Good data is key to strengthening health systems around the world.

World Heart Federation

Philips announced a new partnership with the World Heart Federation (WHF) in 2016 to help people better manage their heart health. Aligned with the WHF’s ‘power your life’ campaign, Philips aims to encourage people to take personal responsibility for leading heart-healthy lives and to raise awareness about cardiovascular disease.

Thought leadership

Future Health Index

Philips launched a new report, the Future Health Index (FHI) in 2016, an extensive global study which explores how 13 countries around the world are positioned to meet long-term global health challenges through integration and connected care technologies. The Future Health Index measures readiness to address these challenges by examining perceptions about the accessibility and level of integration of healthcare services, and the adoption of connected care technology throughout national healthcare systems.

Digital transformation of health and care

Philips is a champion of the EU Blueprint on digital transformation of health and care for the ageing society. Philips will continue its engagement in the Blueprint through deploying digital innovation across the EU. We believe that this will contribute to development of value-based care models for the benefit of citizens/patients and sustainability of health systems.

Working on global issues

Sustainable Development Goals

Philips aspires to be a major private sector contributor to the Sustainable Development Goals (SDGs) that were launched during the UN General Assembly in New York in September 2015. The United Nations Sustainable Development Goals 3 (“’to ensure healthy lives and promote well-being for all at all ages”) and 12 (“to ensure sustainable consumption and production patterns”) are drivers and outcomes of sustainable development and Philips is committed to working closely with all relevant stakeholders to develop solutions to address these.

Strengthening primary care and enabling community development

Working in collaboration with the United Nations Population Fund (UNFPA), Royal Philips plans to inaugurate a Community Life Center (CLC) in Mandera, a County in North-Eastern Kenya with one of the world’s highest maternal mortality rates - 3,795 per 100,000 live births. The project supported by the County Government of Mandera is the second of its kind in the world; Philips inaugurated the first CLC in Kiambu County, Kenya in 2014. The CLC will deliver crucial primary healthcare and enhance community development in Mandera.

Access to primary healthcare in Africa is a complex and complicated issue, therefore a sustainable solution needs to address a wide range of issues collectively. Issues range from unavailability of qualified healthcare workers to the lack of electricity, water and basic healthcare technology. The creation of the CLC concept enabled Philips to realize its vision to drastically improve primary healthcare in Africa.

Grand Challenges Canada on childhood pneumonia

Philips and Grand Challenges Canada (GCC) are collaborating on an innovative project to aid and improve the diagnosis of childhood pneumonia in low resource settings.

Royal Philips received a repayable grant to scale the manufacturing and distribution of the Philips Children’s Automated Respiration Monitor (also known as ChARM) to make it affordable and accessible for community-based health workers in low-resource settings throughout the world. ChARM has the potential to assist community health workers in establishing a more accurate measurement of a sick child’s breathing rate to help improve the diagnosis of pneumonia and potentially prevent some of the 922,000 childhood deaths caused by pneumonia each year.

Global Financing Facility

In 2016 Philips committed to supporting the Global Financing Facility (GFF) through our expertise in innovation and our core competencies in growing primary-care capacity. The GFF brings together a broad range of partners to promote the sustainable solutions needed to achieve universal coverage of health care. By creating the right financial and technical conditions for innovation, as a common objective we believe our involvement will achieve greater impact and better health outcomes through collaboration.

12.3.8 Supplier indicators

Philips has a direct business relationship with approximately 8,500 product and component suppliers and 22,000 service providers, and in many cases the sustainability issues deeper in our supply chain require us to intervene beyond tier 1 of the chain.

222      Annual Report 2016

Sustainability statements 12.3.8

Supplier sustainability strategy

Through a structured annual strategic process combined with a multi-stakeholder dialogue we identified our key focus areas as described below:

This process resulted in 2016 into five strategic programs for our Sustainable Supply Chain:

Key programs
1 Supplier sustainability compliance	(SSC)
2 Supplier sustainability performance	(SSP)
3 Responsible sourcing	(RS)
4 Circular procurement	(CP)
5 Environmental footprint China	(EFP)

Enablers

ONE database and dashboard

Standardized metrics (KPIs)

Communication plan

Multi-stakeholder dialogue

Industry collaboration

Training plan

Risk mapping (BOM, materials, suppliers)

1. Supplier Sustainability Compliance

Two core policy documents form the basis of supplier sustainability compliance: the Supplier Sustainability Declaration (SSD) and the Regulated Substances List (RSL).

Supplier Sustainability Declaration (SSD)

The SSD sets out the standards and behaviors Philips requires from its suppliers. The SSD is based on the Electronics Industry Citizenship Coalition (EICC) Code of Conduct and covers the topics Health & Safety, Labor, Environment, Ethics and Management systems.

Regulated Substances List (RSL)

The RSL specifies which chemical substances are regulated by legislation. Suppliers are required to follow all the requirements stated in the RSL. Substances can either be marked as restricted or declarable.

Following the SSD and RSL, Philips further specifies contractual and transparency requirements. Suppliers are obliged to contractually commit to the SSD and RSL and upon request provide additional information and evidence.

2. Supplier Sustainability Performance (SSP)

Since 2006, our supplier sustainability audits have been executed by third party auditors.

Due to insights gained through a thorough analysis of the audit program and the data it generated in the past 10 years our main conclusions were:

•

The audit process consists of a third party audit to verify the SSD compliance, it focuses on closing the identified “Non Conformities” and repeats every 3 years. The frequency of checks is not sufficient and the system does not lead to long lasting improvements of the sustainability performance or compliance rate of our suppliers.

•	Training and capacity-building programs are focused on general sharing of information and not necessarily on driving change or improvements. They do not always meet individual supplier needs.

•	To secure business continuity, suppliers try to pass the audit with the least possible effort rather than making lasting improvements.

•	Years of an audit culture which did not focus on long-lasting improvements has led to audit fatigue due to too many audits demanded by other customers.

Based on the above conclusions, Philips identified a need for change and developed a new “beyond audit” approach which:

•	Understands that suppliers may have initial deviations from the SSD and RSL.

•	Accepts that suppliers each have their own organizational – and sustainability maturity level and need an individual improvement plan.

Annual Report 2016      223

Sustainability statements 12.3.8

•	Is continuous and creates a cultural change leading toward long-term improvements.

•	Ultimately leads to one-cross-industry standard for supplier sites and will therefore remove the audit burden.

The new SSP approach has been piloted in 2016 on a sample of 93 suppliers in China with the following results:

•	90% of the suppliers completed a Self-Assessment Questionnaire (SAQ), 57% of which were validated by Philips sustainability experts.

•	Followed by a site assessment at 20 supplier sites.

•	Through joint efforts an improvement Plan (IP) was developed and agreed upon with these 20 suppliers.

•	These 20 suppliers started executing the Improvement Plan, while Philips provides support and monitors progress on a regular basis.

The following observations were made after analyzing the first phase of the pilot:

•	Higher level of commitment and ownership from suppliers (also at top management level).

•	Change in mindset towards continuous improvement and transparency.

•	Suppliers are disclosing more areas for improvement than it would be possible to identify through an audit only.

•	Suppliers are moving away from quick fixes and towards lasting improvements.

Three key focus areas of SSP

We are primarily focusing on 3 areas: Health and Safety, remuneration and benefits, and workforce turnover.

Process Chemicals

Philips is an active member of the EICC project team on process chemicals, for further details on the strategy and approach of this project see the EICC position paper. In addition to this project team we have addressed the topic of process chemicals in the new SSP approach and we aim to identify if and how the manufacturing sites are managing process chemicals.

Summary of 2016 Sustainability Audit Program

In 2016, we audited 226 of our current risk suppliers, including 150 continued conformance audits with suppliers that we had already audited in 2013. As in previous years, the majority of the audits were done in China. With these audits we directly or indirectly impacted almost 180,000 workers employed at the production sites that were audited.

On top of the audits with current risk suppliers, we also audited 28 potential suppliers during the supplier selection process. These potential suppliers need to close any zero-tolerance issues before they can start delivering to Philips.

To track improvements Philips measures the ‘compliance rate’ for the identified risk suppliers, being the percentage of risk suppliers audited within the last 3 years who do not have or have resolved all major NCs. During 2016 we achieved a compliance rate of 90% (2015: 86%).

Audit findings

The table below shows the results of the full scope audits done during 2016; potential suppliers are not included. Most frequent areas of non-compliance in 2016:

•	Certified Management System (ISO9001, ISO14001, and OHSAS18001)

•	Emergency Preparedness

•	Wages and Benefits

Philips Group

Summary of 2016 audit findings per region

	China	Asia excl. China	LATAM	EMEA	Total

No. of audits	163	38	22	3	226
Initial audits	50	16	8	2	76
Continued conformance audits	113	22	14	1	150
Average number of non-compliances per audit	9	20	13	3	12
Workers employed at sites audited	154,309	8,394	14,165	2,295	179,163

More information on the Supplier Sustainability Audit Program can be found here.

224      Annual Report 2016

Sustainability statements 12.3.8

3. Responsible Sourcing of Minerals

The supply chains of minerals are long and complex. There are typically 7+ tiers between the end-user companies like Philips and the mines where the minerals are being extracted.

Philips does not directly source minerals from mines in in the conflict-affected and high-risk regions, and the supply chain for these metals consists of many tiers, including traders, exporters, smelters, refiners, alloy producers and component manufacturers, before reaching Philips’ direct suppliers.

Mining in these regions often takes place in an artisanal form which often means it is informal and unregulated. Artisanal miners can become victims to exploitation by various militia and armed groups. This increases the risk of human rights violations (forced labor, child labor or widespread sexual violence), unsafe working conditions or environmental concerns.

Philips addresses the complexities of the minerals supply chains through a continuous due diligence process combined with multi-stakeholder initiatives for responsible sourcing of minerals.

Responsible Sourcing approach of Philips

Due diligence approach

OECD Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain

Multi-stakeholder initiatives

Working together with other stakeholders to apply leverage

Conflict minerals due diligence

Philips annually investigates its supply chain to identify smelters of tin, tantalum, tungsten and gold in its supply chain and we have committed not to purchase raw materials, subassemblies, or supplies which are found to contain conflict minerals.

Philips applies collective cross-industry leverage through active engagement via Conflict Free Sourcing Initiative (CFSI). The Conflict-Free Smelter Program (CFSP) identifies smelters that can demonstrate through an independent third-party audit that the minerals they procure are conflict free. Philips is actively directing its supply chain towards these smelters. See www.conflictfreesmelter.org for more details.

The Philips Conflict Minerals due diligence framework, measures and outcomes are described in the Conflict Minerals Report that we file annually with SEC. The Report is audited by an independent third party and made publicly available on Philips’ website.

Multi-stakeholder initiatives for responsible sourcing of minerals

We believe that a multi-stakeholder collaboration in responsible sourcing of minerals is the most viable approach in addressing the complexities of minerals value chains.

European Partnership for Responsible Minerals (EPRM)

EPRM is a five-year multi-stakeholder partnership between governments, companies, and civil society actors working toward more sustainable minerals

Annual Report 2016      225

Sustainability statements 12.3.8

supply chains. Philips became a strategic, founding partner of EPRM in May 2016, being the first representative of the private sector to join the initiative.

Tin mining in Indonesia

Indonesia produces roughly one-third of the world’s tin supply, of which the vast majority comes from the islands Bangka and Belitung.

In 2015, a Roadmap to sustainable tin mining was created in collaboration with the local industry and government, defining improvement areas for onshore land reclamation and offshore low-impact mining.

In 2016, the first implementation pilot projects of the Roadmap were kicked off, governed by the local steering committee.

Dutch Covenant on Gold

Leaders of different industries using gold in The Netherlands together with the Dutch government and NGOs look for ways to make gold supply chains more responsible. Through 2016, the group has engaged in knowledge sharing to understand all specifics of the gold supply chain and to identify the right approach for the parties to address the most severe issues.

Mica Working Group

Mica is mainly used as a pearlescent pigment in coatings and cosmetics, and in the electronics sector it is used as an electrical insulator.

In 2016, Terre des Hommes in collaboration with SOMO published a report “Beauty and a Beast” which showed the widespread problem in the mica industry in Jharkhand/Bihar (India) and gaps in the due diligence of end user companies.

Philips decided to team up with Terre des Hommes in order to bring other mica users from all industries together to start a Mica Working Group with Terre des Hommes, Philips, the Dutch Ministry of Foreign Affairs and a group of 15 companies.

“Terre des Hommes Netherlands is pleased to partner with Philips in order to set up the Mica Working Group. Our report “Beauty and a Beast, child labor in India for sparkling cars and cosmetics” shows the challenges of mica mining and the need for immediate interventions. Philips became aware of the issue and immediately demonstrated its leadership in CSR by taking the initiative to bring partners from various industries together. Philips’ engagement in other responsible sourcing initiatives definitely supported the Mica Working Group to move forward. We are confident that this multi-stakeholder initiative will lead to a transparent, traceable and child labor free mica supply chain”

Terre des Hommes

NGO

4. Circular Procurement

Philips’ ambition is to increase its circular value proposition and it has set a 2020 target of 15% circular revenues. Procurement can play a leading role in Philips’ transition towards a circular economy in order to achieve the 2020 target or even exceed this.

Topics where Procurement is actively involved are:

•	Circular procurement in the procurement policy. The next step is to define a circular procurement strategy and a clear long-term ambition.

•	The implementation of a governance structure beyond the procurement organization to cover the whole value chain is part of the internal Circular Economy Excellence network.

•	Execution of an analysis of internal and external circular service models to improve collaboration.

“In 2016 Philips and HP have further strengthened their business relationship by specifying and delivering an IT pay-per-device model which will cover more than 100,000 IT assets across 50 countries. This device-as-a-service solution supports both companies’ efforts towards a shared circular economy. Philips stands out in truly understanding the importance of managing its IT requirements in order to realise both maximum value and minimize environmental impact from IT products. HP is proud to be Philips’ partner of choice for IT asset management and will continue to collaborate on shared circular economy objectives.”

Dr. Kirstie McIntyre

HP Social and Environmental Responsibility Director

226      Annual Report 2016

Sustainability statements 12.3.8

HP Case Study

Philips has used HP Asset Recovery Services since 2011 to comprehensively manage end of life IT assets worldwide, with data wiping, remarketing and recycling to mitigate security and privacy risk and ensure compliance. Over that time HP Asset Recovery Services have managed 80,000 assets across 24 countries, remarketing 90% of them.

5. Environmental Footprint China

In order to minimize our impact, we are supporting our Chinese suppliers to reduce their environmental footprint and at the same time to contribute to Philips’ sustainability strategy.

Achievements in 2016

•	Environmental footprint training for 120 suppliers by Philips Supplier Sustainability team.

•	Philips actively participated in the Sino-Dutch Sustainable Supply Chain Management Program held by the Dutch Consulate in Zhejiang and Jiangsu province.

•	Customer engagement (Starbucks) the supplier has established a new waste water treatment facility to ensure waste water discharging in accordance with regulatory requirements.

•	Environmental footprint data reported for improving performance by 20 suppliers as part of the SSP on-site development.

•	Energy savings via Supplier Development program - energy savings will be achieved upon implementation of the identified improvement actions.

Collaboration with IPE, a Chinese NGO

The Institute of Public and Environmental Affairs (IPE) is a registered non-profit organization based in Beijing. IPE has developed two pollution databases (water and air) to monitor corporate environmental performance and to facilitate public participation in environmental governance. For more information please refer to IPE website.

SA is a Philips supplier located in Shenzhen . In April 2016, environmental issues were identified in the waste water discharge system of this supplier. This was reported via the IPE Pollution Map.

Philips experts immediately contacted the supplier account manager, an IPE expert and the supplier to identify the root-cause and work out an improvement plan. With multi-stakeholder engagement, SA had the IPE Green Choice Alliance audit and closed the issue with 50 environmental protection NGOs as witnesses.

12.4 Environmental statements

This section provides additional information on (some of) the environmental performance parameters reported in section 2.3, Environmental performance, of this report.

12.4.1 Circular Economy

The transition from a linear to a circular economy is essential to create a sustainable world. A circular economy aims to decouple economic growth from the use of natural resources and ecosystems by using these resources more effectively.

The circular economy program

The circular economy program at Philips ran for the fourth year in 2016 and consists of four strategic pillars:

1.	Connect to stakeholders outside Philips

2.	Internal employee engagement

3.	Create proof points and metrics

4.	Embed circular economy in Philips processes

Philips leverages partnerships with the Ellen MacArthur Foundation, Circle Economy Netherlands, World Economic Forum, US Chamber of Commerce Foundation and The Guardian. For example, through the leadership of our CEO and supported by the circular economy program, Philips teamed up with the World Economic Forum to establish a public-private platform to accelerate the circular economy, launched in Davos in January 2017.

In many Philips Business Groups circular economy projects have started. These are either linked to customer access over ownership (pay for performance), business model innovations (from transactions to

Annual Report 2016      227

Sustainability statements 12.4.1

relationships via service and solution models) or reverse cycles (remanufacturing, refurbishment and parts harvesting).

Circular Revenues

In 2016, at Royal Philips, a new internal KPI was developed and deployed: Circular Revenues. The Circular Revenues percentage captures our revenues of validated circular products, services, and solutions, as a % of total Philips revenues. The validation is done against the following Philips circularity requirements which might be further refined in the future:

1. Performance and Access-based models

Revenues from contracts that include the condition that Philips has individual end-of-life responsibility for the product

2. Refurbished, Reconditioned & Remanufactured products/systems

Revenues from selling refurbished, reconditioned or remanufactured products/systems with re-used components >30% by total weight of product/ system

3. Refurbished, Reconditioned & Remanufactured components

Revenue from harvested components that have either been refurbished, reconditioned or remanufactured. The harvested component must contain >30% re-used parts or materials by total component weight. The component can either be a standalone component or part of a new product/system. The commercial value of the components is considered irrespective of whether it is part of a service, warranty or a sale.

4. Upgrades/refurbishment on site or remote

Revenue from upgrades of existing hardware and software either on site or remotely

5. Products with recycled plastics content

Revenues from products with a recycled plastics content of >25% by total weight of eligible plastics

We set the ambition that by 2020 a total of 15% of our revenues will come from circular propositions. This is double the rate of 7% baseline achieved in 2015. The result for 2016 is 9%. The main contributing revenue streams are for:

Personal Health businesses

Revenues from our B2C products that contain a large amount of recycled plastics, such as our businesses in coffee and domestic appliances

Diagnosis & Treatment businesses

Our Diamond Select offer of refurbished imaging systems for sale, upgrading of systems at customer premises to enhance performance and extend lifetime, repair and reuse of spare parts

Connected Care & Health Informatics businesses

A number of Philips businesses based on subscription models, such as for example the Philips Lifeline business and others

Closing material loops

In addition to tracking circular revenue, we are also further working to gain transparency over the material flows connected with the Philips businesses. In 2016 Philips put a total of some 242,000 tonnes of products on the market. This assessment is based on sales data combined with product-specific weights. 85% of the total product weight was delivered through our B2C businesses in Personal Health and 15% through our B2B businesses (Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses).

We can account for some 19,000 tonnes or approximately 10% of those products being collected, re-used or recycled globally in 2015. Europe has advanced collection systems in place. In these countries we have an average return rate of around 40-50%. National legislation is required to create the level playing field needed to set up efficient recycling systems beyond the EU. The main pathways and quantities for material re-use in 2015 were:

•	Trade-in and return for resale as refurbished products and for spare parts harvesting (Diagnosis & Treatment and Connected Care & Health Informatics) some 2,400 tonnes, largely unchanged from 2014.

•

Collective collection and recycling schemes according to the EU Waste Electrical and Electronic Equipment (WEEE) collection schemes. Those products are broken down into the main material fractions and provided to the market via our recycling partners

•

800 tonnes from Diagnosis & Treatment and Connected Care & Health Informatics field returns, following the WEEE category 8 classification, indicating a slight decrease compared to the previous year (900 tonnes)

•	16,000 tonnes from Personal Health, following the WEEE category 2 classification

On the demand side, the Personal Health businesses have re-integrated significantly more recycled plastics in new products than last year, closing the material loop for some 1,440 tonnes of plastics, up from 900 tonnes in 2015.

More information can be found on the circular economy website.

At Philips Lighting, circular economy activities are covered as part of their Green Revenues.

228      Annual Report 2016

Sustainability statements 12.4.2

12.4.2 Biodiversity

Philips recognizes the importance of healthy ecosystems and rich biodiversity for our company, our employees, and society as a whole. We aim to minimize any negative impacts and actively promote ecosystem restoration activities.

The Philips Biodiversity policy was issued in 2014 and progress was made on biodiversity management, both on sites (e.g. impact measurement), on natural capital valuation and at management level. Most initiatives were led by the environmental coordinators at our sites, for example at our Best and Drachten sites in The Netherlands, which serve as role models on the topic of biodiversity.

Philips participated in 2015 in the development of the Natural Capital Protocol and volunteered as a pilot company. These activities continued in 2016. The environmental impact of the Royal Philips sites is limited as they are not very energy-intensive and do not emit large quantities of high-impact substances. The impact of our supply chain however is significantly higher than our own impact. For this reason, we used the identified hot-spots in our supply chain as input for our CDP Supply Chain program. More information on that program can be found in sub-section 12.3.8, Supplier indicators, of this report.

12.4.3 Sustainable Operations

The Royal Philips HealthTech businesses and Philips Lighting Sustainable Operations programs related to improving the environmental performance of our manufacturing facilities focus on most contributors to climate change, but also address water, recycling of waste and chemical substances.

For an overview of Philips’ industrial sites, please visit: Philips industrial sites.

Royal Philips HealthTech businesses

Green Operations

2016

	baseline year 2015	target 20201)	2016 actual

Total CO2 from manufacturing	84 Ktonnes	0 Ktonnes	85 Ktonnes
Water	978,500 m3	10% reduction	963,000 m3
Zero waste to landfill	3.2 kilotonnes	0 tonnes	2.9 kilotonnes
Operational waste recycling	78%	90%	79%
Hazardous substances emissions	1,419 kilos	50% reduction	1,099 kilos
VOC emissions	169 tonnes	10% reduction	129 tonnes

1)	Against the base year 2015

Energy use in manufacturing

Total energy usage in manufacturing amounted to 8,987 terajoules in 2016, a decrease of 7% compared to 2015. Philips Lighting consumed about 66% of the total and realized a 13% year-on-year reduction, which was mainly driven by a reduction of energy-intensive operations and energy efficiency improvements in the factories. The Connected Care & Health Informatics businesses realized a decrease in energy consumption of 5% due to operational changes. Energy consumption in the Diagnosis & Treatment businesses increased by 8%, which was mainly due to the inclusion of two newly acquired sites. In the Personal Health businesses, site expansions and changed demand caused an increase in energy consumption, which was partly offset by energy efficiency improvements. The energy of discontinued operations amounted to 2,231 terajoules in 2016 (2015: 2,179 terajoules).

Philips Group

Total energy consumption in manufacturing in terajoules

2012 - 2016

	2012	2013	2014	2015	2016

Personal Health	1,329	1,369	1,352	1,389	1,436
Diagnosis & Treatment	1,248	1,238	1,202	1,214	1,316
Connected Care & Health Informatics	325	329	334	336	318
Lighting	9,112	9,027	8,369	6,763	5,917

Philips Group	12,014	11,963	11,257	9,702	8,987

Operational carbon footprint and energy efficiency - 2016 details

Becoming carbon-neutral in our operations by 2020 is one of the key targets, after already reducing our operational carbon footprint very significantly during the past years (40% decrease in CO2 emissions in 2015 compared to our 2007 base year). Our carbon footprint decreased by 5% compared to 2015, resulting in a total of 1,344 kilotonnes CO2.

The 2016 results can be attributed to several factors:

•

Accounting for 24% of the total footprint, total CO2 emissions from manufacturing decreased by 17% due to operational changes resulting in decreased energy usage and a lower load (mainly in Philips Lighting); additionally the share coming from renewable sources increased.

•

CO2 emissions from non-industrial operations (offices, warehouses, etc.), representing 8% of the total emissions, increased this year due to increased overall floor space in our non-industrial real estate portfolio. This resulted in a 3% carbon emission increase compared to 2015. In 2017, we will continue to focus on the most efficient use of facility space and increase the share of purchased electricity from renewable sources.

•

The total CO2 emissions related to business travel, accounting for 14% of our carbon footprint, showed a decrease of 4% compared to 2015. The reductions achieved with business flights and our lease cars was partially mitigated by an increase in our rental car emissions.

•

Overall CO2 emissions from logistics, representing 53% of the total, showed no overall change compared to 2015. We recorded an increase in emissions from air and road freight in Royal Philips, which was mitigated by a decrease in Philips Lighting.

Annual Report 2016      229

Sustainability statements 12.4.3

This increase in air freight combined with reduced emissions from parcel, road and ocean freight resulted in no overall change in our logistics emissions.

Philips Group

Operational carbon footprint for logistics

in kilotonnes CO2-equivalent

2012 - 2016

	2012	2013	2014	2015	2016

Air transport	366	385	348	429	448
Road transport	169	174	164	118	117
Ocean transport	210	227	208	171	153

Philips Group	745	786	720	718	718

Carbon emissions in manufacturing

The greenhouse gas emissions of our manufacturing operations totaled 323 kilotonnes CO2-equivalent in 2016, 13% lower than in 2015. This was the result of decreased energy usage in manufacturing and operational changes. Direct CO2 emissions represented 56% of the total, which decreased by 10%. Indirect CO2 emissions represented 38%, an decrease of 18% due to lower electricity consumption. The carbon emissions of discontinued operations amounted to 175 kilotonnes CO2-equivalent in 2016 (2015: 145 kilotonnes CO2-equivalent).

Philips Group

Total carbon emissions in manufacturing

in kilotonnes CO2-equivalent

2012 - 2016

	2012	2013	2014	2015	2016

Direct CO2 1)	278	276	253	200	181
Indirect CO2	252	208	185	148	122
Other greenhouse gases	6	7	6	6	4
From glass production	27	27	24	17	16

Philips Group2)	563	518	468	371	323

1)	From energy
2)	Excluding non-reporting industrial sites therefore different from Operational carbon footprint

Philips Group

Total carbon emissions in manufacturing per segment

in kilotonnes CO2-equivalent

2012 - 2016

	2012	2013	2014	2015	2016

Personal Health	54	50	45	49	59
Diagnosis & Treatment	52	35	31	28	22
Connected Care & Health Informatics	14	9	8	7	4
Lighting	443	424	384	287	238

Philips Group	563	518	468	371	323

CO2 emissions decreased significantly at Philips Lighting due to reduced energy usage resulting from operational changes and energy efficiency improvements. Emissions at the Diagnosis & Treatment businesses decreased due to an increase in use of electricity generated by renewable sources, partially offset by two newly acquired sites. The Connected Care & Health Informatics businesses segment decreased its CO2 emissions due to lower energy consumption. At the Personal Health businesses, CO2 emissions increased due to a decrease in the use of electricity generated by renewable sources. In December 2016, the Los Mirasoles windfarm in the US started to produce electricity. As a result, all our US operations will be powered by wind energy in 2017, a clear step towards our ambition to become carbon-neutral in our operations by 2020.

Hazardous substances emissions

In the ‘Healthy people, sustainable planet’ program, new chemical reduction targets have been defined, on the most relevant categories of substances for Royal Philips, being hazardous substance emissions as well as VOC (Volatile Organic Compounds) emissions. As part of the deployment of the new program, reduction targets at our industrial sites are being agreed. For more information on Philips Lighting’s emissions please refer to their Annual Report.

Royal Philips HealthTech businesses

Hazardous substances emissions in kilos

2015 - 2016

	2015	2016

Personal Health	789	642
Diagnosis & Treatment	604	428
Connected Care & Health Informatics	26	29

HealthTech	1,419	1,099

In 2016, emissions of hazardous substances decreased by 23%, mainly caused by reduced usage of harmful chemicals at a Diagnosis & Treatment businesses site and a Personal Health businesses site and changing processes at multiple sites in all segments.

VOC emissions

Royal Philips HealthTech businesses

VOC emissions in tonnes

2015 - 2016

	2015	2016

Personal Health	138	92
Diagnosis & Treatment	29	35
Connected Care & Health Informatics	2	2

HealthTech	169	129

VOC emissions reduced significantly in 2016 (by 24%) to 129 tonnes. This decrease was mainly driven by a number of industrial sites in the Personal Health businesses segment, which changed their lacquering processes, as well as changes in the product mix. This was slightly offset by the inclusion of two newly acquired industrial sites in the Diagnosis & Treatment businesses segment.

ISO 14001 certification

Most of the Royal Philips manufacturing sites are certified under the umbrella certificates for the Diagnosis & Treatment, Connected Care & Health Informatics and Personal Health businesses segments. Philips Lighting also has an umbrella certificate. In 2016, 82% of reporting manufacturing sites were certified, a 4% increase compared to 2015. Two sites were newly

230      Annual Report 2016

Sustainability statements 12.4.3

certified this year in the Personal Health businesses segment, and the two sites in the Diagnosis & Treatment businesses segment that started to report were not yet certified.

Philips Group

ISO 14001 certification as a % of all reporting organizations

2012 – 2016

	2012	2013	2014	2015	2016

Philips Group	69	79	79	78	82

Environmental incidents

In 2016, the Personal Health businesses reported one environmental incident with noise and four non-compliances. One was related to noise, followed by a technical project to meet the requirements; two were related to waste water and storm water permits which were followed-up by corrective actions; and one administrative incident was related to waste. The Diagnosis & Treatment businesses reported one environmental incident with an oil spill which did not result in soil pollution. The Connected Care & Health Informatics businesses reported one environmental non-compliance which was related to waste water. Philips Lighting did not experience any environmental incidents but reported four non-compliances, of which one resulted in a non-material fine (manufacturing site exceeding the usage limit of its emergency generator).

Annual Report 2016      231

Sustainability statements 12.4.3

Sustainability world map

To find out about our Health and Safety, Waste, Water and Emissions metrics at global, regional and market level, go to www.results.philips.com/interactive-worldmap

Philips Group				Total waste		Emissions 2)
Market	Manufacturing sites	Total recordable case rate1)	CO2 emitted (Tonnes CO2)	Waste (Tonnes)	Recycled (%)	Water (m3)	Hazardous substances (kg)	VOC (Tonnes)
Africa	—	0.00	—	—	—	—	—	—
ASEAN and the Pacific	1	0.12	21,307	1,463	91%	74,738	5	25
Benelux	6	0.22	10,757	8,726	80%	235,372	157	12
Central & Eastern Europe	7	0.30	61,274	7,019	81%	243,260	92	20
Germany, Austria and Switzerland	4	0.50	7,616	3,050	89%	53,264	389	6
France	2	0.76	1,284	5,123	95%	182,370	—	—
Greater China	11	0.14	75,592	6,663	90%	977,947	311	27
Iberia	2	0.66	2,398	2,042	82%	47,291	—	—
Indian Subcontinent	5	0.10	65,148	2,552	96%	57,174	6	4
Italy, Israel and Greece	4	0.53	6,829	2,117	76%	22,529	15	5
Japan	—	0.20	—	—	—	—	—	—
Latin America	11	0.35	12,927	8,107	82%	173,474	—	8
Middle East & Turkey3)	3	0.27	—	—	—	—	—	—
Nordics	—	0.20	—	—	—	—	—	—
North America	24	0.94	48,193	16,799	76%	337,998	47	18
Russia and Central Asia	—	0.00	—	—	—	—	—	—
UK & Ireland	2	0.06	9,096	1,102	85%	8,501	77	4

1)	Includes manufacturing and non-manufacturing sites
2)	HealthTech
3)	Three manufacturing sites did not start to report environmental data yet

232      Annual Report 2016

Sustainability statements 12.5

12.5 Assurance report of the independent auditor

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Our Opinion

We have audited the Sustainability Information in the annual report of Koninklijke Philips N.V. (the Company), based in Eindhoven, the Netherlands for the year ended December 31, 2016. The scope of our audit engagement is described in Section “Our Scope”. An audit engagement is aimed at obtaining reasonable assurance.

In our opinion, the Sustainability Information in the annual report 2016 presents, in all material respects, a reliable and adequate view of:

•	the policy and business operations with regard to sustainability; and

•	the thereto related events and achievements for the year ended December 31, 2016 in accordance with the GRI Standards of Global Reporting Initiative (GRI) (option Comprehensive) and the supplemental internally applied reporting criteria as disclosed in section 12.1 Approach to sustainability reporting in chapter 12 Sustainability statements of the annual report 2016.

Basis for our opinion

We have performed our audit on the Sustainability Information in accordance with Dutch law, including Dutch Standard 3810N “Assurance engagements relating to sustainability reports”. Dutch Standard 3810N is a subject specific standard under the International Standard on Assurance Engagements (ISAE) 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”. Our responsibilities under this standard are further described in the Section “Our responsibilities for the audit of the Sustainability Information”.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our Independence

We are independent of the Company in accordance with the “Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten” (ViO) (Code of Ethics for Professional Accountants, a Dutch regulation with respect to independence) and other relevant independence regulations in the Netherlands. This includes that we do not perform any activities that could result in a conflict of interest with our independent assurance engagement. Furthermore, we have complied with the “Verordening gedrags- en beroepsregels accountants” (VGBA, Dutch Code of Ethics).

Our Scope

The Sustainability Information comprises chapter 12 Sustainability statements and sections 2.2 Social performance and 2.3 Environmental performance of the annual report 2016 and provides a representation of the Company’s policy, the related business operations, events and achievements relating to sustainability during 2016.

The Sustainability Information includes prospective information such as ambitions, strategy, plans, expectations and estimates. Inherent to this information is that the actual results may differ in the future and are therefore uncertain. We do not provide any assurance on the achievability and feasibility of this prospective information.

The references, excluding “Methodology for calculating Lives Improved” and “GRI content index”, in the Sustainability Information (www.philips.com, external websites, interviews and other documents) are outside the scope of our assurance engagement.

We have read the information on sustainability in the rest of the annual report 2016 and to the extent we can identify this information is consistent with the Sustainability Information in scope of our audit.

Responsibilities of management for the Sustainability Information

Management of the Company is responsible for the preparation of the Sustainability Information in accordance with the GRI Standards (option Comprehensive) and the supplemental internally applied reporting criteria as disclosed in section 12.1 Approach to sustainability reporting in chapter 12 Sustainability statements of the annual report 2016. This responsibility includes the identification of stakeholders and the determination of material aspects. The choices made by management regarding the scope of the Sustainability Information and the reporting policy of the Company is summarized in section 12.1 Approach to sustainability reporting.

Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the Sustainability Information that is free from material misstatement, whether due to fraud or errors.

Our responsibilities for the audit of the Sustainability Information

Our responsibility is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Reasonable assurance is a high, but not absolute level of assurance, which means we may not have detected all material errors and fraud. Misstatements can arise from fraud or errors and are considered material if, individually or in the aggregate, they could reasonably

Annual Report 2016      233

Sustainability statements 12.5

be expected to influence the economic decisions of users taken on the basis of the Sustainability Information. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We apply the “Nadere voorschriften accountantskantoren ter zake van assurance opdrachten (RA/AA)” and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

We have exercised professional judgement and have maintained professional skepticism throughout the audit, in accordance with the Dutch Standard 3810N, ethical requirements and independence requirements.

Our audit included amongst others:

•

Evaluating the appropriateness of the reporting policy, its consistent application, including the evaluation of the results of the stakeholders’ dialogue, the reasonableness of management’s estimates and the related disclosures made by management.

•	Performing an external environment analysis and obtaining insight into relevant social themes and issues and the characteristics of the organization.

•

Identifying and assessing the risks of material misstatement of the Sustainability Information, whether due to errors or fraud, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from errors, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Interviewing management and relevant staff responsible for the sustainability’s strategy, policy and achievements.

•

Interviewing relevant staff at corporate level responsible for providing the information in the Sustainability Information, carrying out internal control procedures on the data and consolidating the data in the Sustainability Information.

•	Evaluating the design and implementation and testing the operating effectiveness of the reporting systems and processes related to the Sustainability Information.

•	Evaluating the underlying transactions and events.

•	Visits to production sites to evaluate the source data and to evaluate the design and implementation of control, including validation procedures, at local level.

•	Testing relevant data and internal and external documentation, on a sample basis, to determine the reliability of the Sustainability Information.

•	An analytical review of the data and trends submitted for consolidation at corporate level.

•	Evaluating the overall presentation, structure and content of the Sustainability Information.

Amsterdam, The Netherlands

February 21, 2017

Ernst & Young Accountants LLP

Subject matter expert sustainability

J. Niewold

Independent auditor

C.B. Boogaart

234      Annual Report 2016

Five-year overview 13

13 Five-year overview

Philips Group

General data in millions of EUR unless otherwise stated

2012 - 2016

	2012	2013	2014	2015	2016

Sales	22,234	21,990	21,391	24,244	24,516
% increase over previous year	12%	(1)%	(3)%	13%	1%
Income from operations (EBIT) (loss)	592	1,855	486	992	1,882
Financial income and expenses - net	(329)	(330)	(301)	(369)	(493)
Income (loss) from continuing operations	(166)	1,034	221	414	1,075
Income (loss) from continuing operations attributable to shareholders	(171)	1,031	225	400	1,032
Income (loss) from Discontinued operations	136	138	190	245	416
Net income (loss)	(30)	1,172	411	659	1,491
Net income (loss) attributable to shareholders	(35)	1,169	415	645	1,448
Net assets	11,185	11,227	10,968	11,780	13,508
Total employees at year-end (FTEs)	118,087	116,082	113,678	112,959	114,731

Philips Group

Income in millions of EUR unless otherwise stated

2012 - 2016

	2012	2013	2014	2015	2016

Income from operations (EBIT)	592	1,855	486	992	1,882
as a % of sales	2.7%	8.4%	2.3%	4.1%	7.7%
Adjusted income from operations 1)	1,003	2,276	821	1,372	2,235
as a % of sales	4.5%	10.4%	3.8%	5.7%	9.1%
Income taxes	(218)	(466)	(26)	(239)	(327)
as a % of income before taxes	(82.9)%	(30.6)%	(14.1)%	(38.4)%	(23.5)%
Income (loss) from continuing operations	(166)	1,034	221	414	1,075
Net income (loss)	(30)	1,172	411	659	1,491

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report

Philips Group

Capital employed in millions of EUR unless otherwise stated

2012 - 2016

	2012	2013	2014	2015	2016

Cash and cash equivalents	3,834	2,465	1,873	1,766	2,334
Receivables and other current assets	5,128	5,220	5,591	5,655	6,169
Assets classified as held for sale	43	507	1,613	1,809	2,180
Inventories	3,495	3,240	3,314	3,463	3,392
Non-current financial assets/investments in associates	726	657	619	670	525
Non-current receivables/assets	2,217	1,924	2,721	3,075	3,098
Property, plant and equipment	2,959	2,780	2,095	2,322	2,155
Intangible assets	10,679	9,766	10,526	12,216	12,450

Total assets	29,081	26,559	28,352	30,976	32,303

Property, plant and equipment:
Capital expenditures for the year	479	482	437	522	443
Depreciation for the year	588	521	592	582	606
Capital expenditures: depreciation	0.8	0.9	0.7	0.9	0.7

Inventories as a % of sales1)	14.1%	13.7%	15.3%	14.3%	13.8%
Outstanding trade receivables, in days sales2)	50	53	56	56	57

1)	Calculated based upon values excluding inventories and sales related to acquisitions and divestments for 2015 and 2016
2)	Calculated based upon the values excluding accounts receivable and sales related to acquisitions, divestments and Discontinued operations

Annual Report 2016      235

Five-year overview 13

Philips Group

Financial structure in millions of EUR unless otherwise stated

2012 - 2016

	2012	2013	2014	2015	2016

Other liabilities1)	9,208	7,713	8,414	8,786	9,058
Liabilities directly associated with assets held for sale	27	348	349	407	525
Debt	4,534	3,901	4,104	5,760	5,606
Provisions1)	4,127	3,370	4,517	4,243	3,606

Total provisions and liabilities	17,896	15,332	17,384	19,196	18,795
Shareholders’ equity	11,151	11,214	10,867	11,662	12,601
Non-controlling interests	34	13	101	118	907

Group equity and liabilities	29,081	26,559	28,352	30,976	32,303

Net debt: group equity ratio2)3)	6:94	11:89	17:83	25:75	19:81
Market capitalization at year-end	18,200	24,340	22,082	21,607	26,751

1)	Adjusted to reflect a reclassification of net defined-benefit obligations into Long-term provisions. See note 1, Significant accounting policies.
2)	For details on the calculation of net debt and group equity ratio, refer to note 17, Equity.
3)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report.

Philips Group

Key figures per share in EUR unless otherwise stated

2012 - 2016

	2012	2013	2014	2015	2016

Sales per common share	24.11	24.14	23.37	26.46	26.71
Weighted average amount of shares outstanding:
- basic1)	922,101	911,072	915,193	916,087	918,016
- diluted1)	927,222	922,072	922,714	923,625	928,789
Basic earnings per common share:
Income (loss) from continuing operations attributable to shareholders per share	(0.19)	1.13	0.25	0.44	1.12
Net income (loss) attributable to shareholders	(0.04)	1.28	0.45	0.70	1.58
Diluted earnings per common share:
Income (loss) from continuing operations attributable to shareholders per share	(0.19)	1.12	0.24	0.43	1.11
Net income (loss) attributable to shareholders	(0.04)	1.27	0.45	0.70	1.56
Dividend distributed per common share	0.75	0.75	0.80	0.80	0.80
Total shareholder return per common share	4.37	7.50	(1.70)	0.21	6.24
Shareholders’ equity per common share	12.19	12.28	11.88	12.72	13.66
Price/earnings ratio	(104.74)	23.58	96.60	53.55	25.89
Share price at year-end	19.90	26.65	24.15	23.56	29.00
Highest closing share price during the year	20.33	26.78	28.10	27.65	29.07
Lowest closing share price during the year	13.76	20.26	20.98	20.79	20.95
Average share price	16.92	23.33	24.00	24.51	24.75
Amount of common shares outstanding at year-end1)	914,591	913,338	914,389	917,104	922,437

1)	In thousands of shares

236      Annual Report 2016

Five-year overview 13

Philips Group

Sustainability

2012 - 2016

	2012	2013	2014	2015	2016

Lives improved, in billions	1.6	1.7	1.9	2.0	2.1
Green Revenues, as a % of total sales	46%	50%	59%	61%	64%
Green Innovation, in millions of euros	453	405	463	495	558
Operational carbon footprint, in kilotonnes CO2-equivalent	1,640	1,678	1,521	1,417	1,344
Operational energy efficiency, in terajoules per million euro sales	1.35	1.40	1.34	1.11	1.01
Total energy consumption in manufacturing, in terajoules1)	12,014	11,963	11,257	9,702	8,987
Total carbon emissions in manufacturing, in kilotonnes CO2-equivalent	563	518	468	371	323
Water intake, in thousands m3	3,137	3,289	3,103	2,727	2,414
Total waste, in kilotonnes1)	80.6	75.9	75.0	68.5	64.8
Materials provided for recycling via external contractor per total waste, in %	77%	79%	80%	83%	83%
Restricted substances, in kilos	67	37	29	26	7
Hazardous substances, in kilos	67,530	35,118	28,310	25,101	12,412
ISO 14001 certification, as a % of all reporting organizations1)	69%	79%	79%	78%	82%
Employee Engagement Index, % favorable	79%	75%	72%	71%	74%
Female executives, in % of total	14%	15%	18%	19%	18%
Lost Workday Injuries, per 100 FTEs	0.31	0.27	0.23	0.21	0.18
Fatalities	7	3	1	—	2
Initial and continual conformance audits, number of audits	159	200	203	195	226
Suppliers audits, compliance rate, in %	75%	77%	86%	86%	89%

1)	In manufacturing excluding new acquisitions

Annual Report 2016      237

Five-year overview 13.1

13.1 Five-year overview (condensed)

Due to factors such as acquisitions and divestments, the amounts, percentages and ratios are not directly comparable.

Philips Group

Selected financial data in millions of EUR unless otherwise stated

2012 - 2016

	2012	2013	2014	2015	2016	2016

	EUR	EUR	EUR	EUR	EUR	USD1)

Sales	22,234	21,990	21,391	24,244	24,516	25,820
Income from operations (EBIT) (loss)	592	1,855	486	992	1,882	1,982
Financial income and expenses - net	(329)	(330)	(301)	(369)	(493)	(519)
Income (loss) from continuing operations	(166)	1,034	221	414	1,075	1,132
Income (loss) from continuing operations attributable to shareholders	(171)	1,031	225	400	1,032	1,087
Income (loss) from Discontinued operations	136	138	190	245	416	438
Net income (loss)	(30)	1,172	411	659	1,491	1,570
Net income (loss) attributable to shareholders	(35)	1,169	415	645	1,448	1,525
Total assets	29,081	26,559	28,352	30,976	32,303	34,022
Net assets	11,185	11,227	10,968	11,780	13,508	14,227
Debt	4,534	3,901	4,104	5,760	5,606	5,904
Provisions	4,127	3,370	4,517	4,243	3,606	3,798
Shareholders’ equity	11,151	11,214	10,867	11,662	12,601	13,271
Non-controlling interests	34	13	101	118	907	955
Weighted average shares outstanding:
- basic2)	922,101	911,072	915,193	916,087	918,016	918,016
- diluted2)	927,222	922,072	922,714	923,625	928,789	928,789
Amount of common shares outstanding at year-end2)	914,591	913,338	914,389	917,104	922,437	922,437
Basic earnings per common share3)
Income (loss) from continuing operations attributable to shareholders	(0.19)	1.13	0.25	0.44	1.12	1.18
Net income (loss) attributable to shareholders	(0.04)	1.28	0.45	0.70	1.58	1.66
Diluted earnings per common share3)
Income (loss) from continuing operations attributable to shareholders	(0.19)	1.12	0.24	0.43	1.11	1.17
Net income (loss) attributable to shareholders	(0.04)	1.27	0.45	0.70	1.56	1.64
Dividend distributed per common share	0.75	0.75	0.80	0.80	0.80	0.84

1)

For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2016 (USD 1 = EUR 0.9494. The US dollar amounts are unaudited.) Please refer to section 14.1, Key financials and dividend, of this report for high and low exchange rates for the previous six months and exchange rates for the five most recent financial years

2)	In thousands of shares
3)	In euros or US dollars as indicated in the header

238      Annual Report 2016

Investor Relations 14

14 Investor Relations

14.1 Key financials and dividend

Key financials

Net income attributable to shareholders of Koninklijke Philips N.V. in 2016 was EUR 1,448 million, or EUR 1.56 per common share (diluted; basic EUR 1.58 per common share). This compares to EUR 645 million, or EUR 0.70 per common share (diluted; basic EUR 0.70 per common share), in 2015.

Philips Group

Net income attributable to shareholders in millions of EUR

2012 - 2016

Philips Group

Income from operations (EBIT) and Adjusted income from

operations 1) in millions of EUR

2012 - 2016

1)	Non-GAAP financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, refer to chapter 4, Reconciliation of non-GAAP information, of this report

Philips Group

Total of Net cash provided by operating activities and Net

capital expenditures in millions of EUR

2012 - 2016

Dividend policy

Philips’ dividend policy is aimed at dividend stability and a pay-out ratio of 40% to 50% of net income after adjustments.

Net income after adjustments is the base figure used to calculate the dividend pay-out for the year. For 2016, the key exclusions to arrive at net income after adjustments are the following: the results that are shown as Discontinued operations, income from a pension settlement, a charge related to the currency revaluation of the provision for the Masimo litigation, financial charges related to bond redemptions, and a release in financial income and expense related to the Masimo settlement. Restructuring, acquisition-related and separation related charges are also excluded.

Proposed distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 11, 2017, to declare a distribution of EUR 0.80 per common share (up to EUR 745 million), in cash or shares at the option of the shareholder, against the net income for 2016.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 12, 2017 and May 15, 2017 at the New York Stock Exchange and Euronext Amsterdam, respectively. In compliance with the listing requirements of the New York Stock Exchange and the stock market of Euronext Amsterdam, the dividend record date will be May 16, 2017.

Shareholders will be given the opportunity to make their choice between cash and shares between May 17, 2017 and June 9, 2017. If no choice is made during this election period the dividend will be paid in cash. On June 9, 2017 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average

Annual Report 2016      239

Investor Relations 14.1

price of all traded common shares of Koninklijke Philips N.V. at Euronext Amsterdam on June 7, 8 and 9, 2017. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. The ratio and the number of shares to be issued will be announced on June 13, 2017. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 14, 2017. The distribution of dividend in cash to holders of New York Registry shares will be made in USD at the USD/EUR rate as per WM/ Reuters FX Benchmark 2 PM CET fixing of June 12, 2017.

Further details will be given in the agenda for the 2017 Annual General Meeting of Shareholders. All dates mentioned remain provisional until then.

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

In 2016, a dividend of EUR 0.80 per common share was paid in cash or shares, at the option of the shareholder. For 55.0% of the shares, the shareholders elected for a share dividend, resulting in the issue of 17,344,462 new common shares, leading to a 1.9% dilution. EUR 330 million was paid in cash. See also section 2.4, Proposed distribution to shareholders, of this report.

	ex-dividend date	record date	payment date

Euronext Amsterdam	May 15, 2017	May 16, 2017	June 14, 2017

New York Stock Exchange	May 12, 2017	May 16, 2017	June 14, 2017

Philips Group

Dividend and dividend yield per common share

2007 - 2017

1)	Dividend yield % is as of December 31 of previous year
2)	Subject to approval by the Annual General Meeting of Shareholders in 2017

Information for investors in New York Registry shares program

Dividends and distributions per common share

The following table sets forth in euros the gross dividends on the common shares in the fiscal years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of shares of the New York Registry:

Philips Group

Gross dividends on the common shares

2012 - 2016

	2012	2013	2014	2015	2016

in EUR	0.75	0.75	0.80	0.80	0.80
in USD	0.94	0.98	1.09	0.89	0.90

Exchange rates USD : EUR

The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). The Noon Buying Rate on February 10, 2017 was EUR 0.9389 per USD 1.

Exchange rate (based on the “Noon Buying Rate”)

EUR per USD

2012 - 2016

	period end	average	high	low

2012	0.7584	0.7782	0.8290	0.7428
2013	0.7257	0.7532	0.7828	0.7238
2014	0.8264	0.7533	0.8264	0.7180
2015	0.9209	0.9018	0.9502	0.8323
2016	0.9477	0.9037	0.9639	0.8684

240      Annual Report 2016

Investor Relations 14.1

Exchange rate per month (based on the “Noon Buying Rate”)

EUR per USD

2016 - 2017

	highest rate	lowest rate

August, 2016	0.9027	0.8823
September, 2016	0.8962	0.8872
October, 2016	0.9203	0.8919
November, 2016	0.9470	0.8992
December, 2016	0.9639	0.9295
January, 2017	0.9601	0.9264

Unless otherwise stated, for the convenience of the reader, the translations of euros into US dollars appearing in this section have been made based on the closing rate on December 31, 2016 (USD 1 = EUR 0.9495). This rate is not materially different from the Noon Buying Rate on such date (USD 1 = EUR 0.9477).

The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips’ financial statements for the periods specified.

Exchange rate (based on Philips’ consolidation rate)

EUR per USD

2012 - 2016

	period end	average	high	low

2012	0.7582	0.7776	0.8166	0.7500
2013	0.7255	0.7527	0.7805	0.7255
2014	0.8227	0.7527	0.8227	0.7201
2015	0.9151	0.9007	0.9410	0.8796
2016	0.9495	0.9078	0.9495	0.8812

14.2 Share information

Market capitalization

Philips’ market capitalization was EUR 26.8 billion at year-end 2016. On December 31, 2016, the closing price for shares in Amsterdam was EUR 29.00 and the number of common shares outstanding (after deduction of treasury shares) amounted to 922 million.

Philips Group

Market capitalization in billions of EUR

2012 - 2016

Share capital structure

During 2016, Philips’ issued share capital decreased by approximately 1 million common shares to approximately 930 million common shares. The main reasons for this are the cancellation of 18,829,985 Philips shares acquired pursuant to the EUR 1.5 billion share repurchase program (which was completed in October 2016) and the issuance of 17,344,462 shares related to the elective dividend. The number of common shares issued and outstanding increased from 917 million at December 31, 2015 to 922 million on December 31, 2016. On December 31, 2016, the shares held in treasury amounted to approximately 7 million, all of which are held by Philips to cover long-term incentive and employee stock purchase plans.

The Dutch Act on Financial Supervision imposes an obligation on persons holding certain interests to disclose (inter alia) percentage holdings in the capital and/or voting rights in the Company when such holdings reach, exceed or fall below 3, 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent (as a result of an acquisition or disposal by a person, or as a result of a change in the company’s total number of voting rights or capital issued). Certain derivatives (settled in kind or in cash) are also taken into account when calculating the capital interest. The statutory obligation to disclose capital interest does not only relate to gross long positions, but also to gross short positions. Required disclosures must be made to the Netherlands Authority for the Financial Markets (AFM) without delay. The AFM then notifies the Company of such disclosures and includes them in a register which is published on the AFM’s website. Furthermore, an obligation to disclose (net) short positions is set out in the EU Regulation on Short Selling.

The AFM register shows the following notification of substantial holdings and/or voting rights at or above the 3% threshold: BlackRock, Inc.: substantial holding of 5.03% and 6.19% of the voting rights (January 5, 2017).

The following shareholder portfolio information is based on information provided by several large custodians and a survey conducted in December 2016.

Philips Group

Shareholders by region (approximated)1) in %

2016

1)	Split based on identified shares in shareholder identification
2)	Includes countries in Western Europe with a shareholding of less than 5%

Annual Report 2016      241

Investor Relations 14.2

Philips Group

Shareholders by style (approximated)1) in %

2016

1)	Split based on identified shares in shareholder identification
2)	Growth at a reasonable price
3)	Sovereign Wealth Funds

Share repurchase programs

Share repurchases for capital reduction purposes

On September 17, 2013, Royal Philips announced a EUR 1.5 billion share repurchase program. This program started on October 21, 2013 and was completed by October 20, 2016. The shares repurchased under this program were held by Philips as treasury shares until they were cancelled. As of December 31, 2016 all treasury shares that were repurchased under this program were cancelled.

Share repurchases related to Long-Term Incentive (LTI) and employee stock purchase programs

To cover outstanding obligations resulting from past and present long-term incentive (LTI) programs, Philips repurchases Philips shares from time to time, on

Euronext Amsterdam or otherwise. The shares repurchased to such LTI positions will be held by Philips as treasury shares until these are distributed to participants. In order to repurchase shares for covering LTI programs, Philips may enter into discretionary management agreements with one or more banks within the limits of relevant laws and regulations (in particular the EU Market Abuse Regulation and Philips’ Articles of Association.

In 2016, Philips repurchased a total of 8.6 million shares for LTI coverage. During 2017, Philips may continue with additional repurchases, the size of which will depend on the movement of the Philips share price.

Further details on the share repurchase programs can be found on the Investor Relations website. For more information see chapter 9, Corporate governance, of this report.

In 2016 Philips purchased call options on Philips’ shares matching the majority of the options granted to employees until 2013. As of December 31, 2016 Philips held 14.1 million call options as a hedge of 15.9 million remaining options granted to employees.

A total of 7,208,301 shares were held in treasury by the Company at December 31, 2016 (2015: 14,026,801 shares). As of that date, a total of 33.5 million rights under long-term incentive plans were outstanding (2015: 39.1 million).

Philips Group

Impact of share repurchases on share count in thousands of shares

2012 - 2016

	2012	2013	2014	2015	2016

Shares issued	957,133	937,846	934,820	931,131	929,645
Shares in treasury	42,542	24,508	20,431	14,027	7,208
Shares outstanding	914,591	913,338	914,389	917,104	922,437
Shares repurchased	46,871	27,811	28,538	20,296	25,193
Shares cancelled	82,365	37,779	21,838	21,361	18,830

Philips Group

Total number of shares repurchased

2016

	share repurchases related to capital reduction program	average price paid per share in EUR	share repurchases related to LTI program	average price paid per share in EUR	total number of shares repurchased	average price paid per share in EUR

January, 2016	1,648,906	22.79	57,094	23.92	1,706,000	22.83
February, 2016	1,974,965	22.67	1,014,035	22.63	2,989,000	22.65
March, 2016	1,703,020	24.42	1,059,980	24.31	2,763,000	24.38
April, 2016	2,195,278	24.35	1,158,953	24.32	3,354,231	24.34
May, 2016	1,474,221	23.27	480,216	23.23	1,954,437	23.26
June, 2016	2,121,090	22.69	593,910	22.69	2,715,000	22.69
July, 2016	2,047,077	23.25	929,385	22.76	2,976,462	23.10
August, 2016	1,171,365	24.92	643,418	25.00	1,814,783	24.95
September, 2016	1,200,653	25.94	439,347	25.94	1,640,000	25.94
October, 2016	1,055,410	26.34	634,088	26.54	1,689,498	26.41
November, 2016	—	—	679,000	27.16	679,000	27.16
December, 2016	—	—	912,000	28.39	912,000	28.39

1)	The program was completed

242      Annual Report 2016

Investor Relations 14.3

14.3 Philips’ rating

Philips’ existing long-term debt is rated BBB+ (with stable outlook) by Standard & Poor’s and Baa1 (with stable outlook) by Moody’s. As part of its capital allocation policy, Philips is committed to a strong investment grade credit rating. There is no assurance that Philips will be able to achieve this goal. Ratings are subject to change at any time. Adverse changes in the Company’s ratings will not trigger any acceleration in the outstanding long-term debt nor automatic withdrawal of the committed credit facilities.

Philips Group

Credit rating summary

2016

	long-term	short-term	outlook

Standard & Poor’s	BBB+	A-2	Stable
Moody’s	Baa1	P-2	Stable

14.4 Performance in relation to market indices

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

The following table shows the high and low closing prices of the common shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low closing prices of the New York Registry Shares on the New York Stock Exchange:

Philips Group

High and low closing price of common shares

2012 - 2017

		Euronext Amsterdam (EUR)		New York Stock Exchange (USD)

		high	low	high	low

January, 2017		29.40	27.14	30.74	29.10
December, 2016		29.07	26.60	30.57	28.22
November, 2016		27.90	26.50	30.55	28.61
October, 2016		27.73	26.12	30.19	28.43
September, 2016		26.70	25.25	29.97	28.34
August, 2016		26.18	23.51	29.11	26.28

2016	4th quarter	29.07	26.12	30.57	28.22
	3rd quarter	26.70	21.58	29.97	24.05
	2nd quarter	25.20	21.01	28.58	23.29
	1st quarter	25.13	20.95	28.58	23.68
2015	4th quarter	25.88	21.09	27.29	23.66
	3rd quarter	25.71	20.79	28.23	23.19
	2nd quarter	27.65	22.82	30.08	25.46
	1st quarter	27.40	23.16	30.31	27.54
2014	4th quarter	24.68	20.98	31.02	26.36
	3rd quarter	25.27	22.11	32.39	29.80
	2nd quarter	25.86	22.22	35.95	30.35
	1st quarter	28.10	23.88	38.36	33.13
2013	4th quarter	26.78	23.17	36.97	31.36
	3rd quarter	25.32	20.89	33.60	27.28
	2nd quarter	23.48	20.36	30.65	26.75
	1st quarter	23.67	20.26	31.72	26.60

2012		20.33	18.27	26.81	23.52

Annual Report 2016      243

Investor Relations 14.4

Euronext Amsterdam

Philips Group

Share price development in Euronext Amsterdam in EUR

2015 - 2016

PHIA	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2016
High	24.50	24.33	25.13	25.20	24.33	24.11	24.39	26.18	26.70	27.73	27.90	29.07
Low	22.15	20.95	23.56	23.55	22.57	21.01	21.58	23.51	25.25	26.12	26.50	26.60
Average	22.98	22.47	24.37	24.50	23.34	22.80	23.15	25.05	26.08	26.67	27.20	28.18
Average daily volume1)	10.58	8.31	6.81	5.96	5.58	6.67	5.94	5.41	5.92	5.73	6.94	5.27

2015
High	26.80	26.77	27.40	27.65	25.44	24.94	25.32	25.71	23.29	24.59	25.88	25.49
Low	23.16	24.54	25.98	25.66	24.24	22.82	22.38	21.94	20.79	21.09	24.40	23.19
Average	24.49	25.45	26.64	26.96	24.96	23.94	23.97	24.19	22.11	22.71	25.05	24.06
Average daily volume1)	9.26	5.64	5.86	7.66	6.96	8.79	7.30	6.88	6.75	6.00	6.08	6.05

1)	In millions of shares

New York Stock Exchange

Philips Group

Share price development in New York Stock Exchange in USD

2015 - 2016

PHG	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2016
High	26.68	26.57	28.58	28.58	27.62	27.11	26.74	29.11	29.97	30.19	30.55	30.57
Low	24.04	23.68	26.08	26.74	24.97	23.29	24.05	26.28	28.34	28.43	28.61	28.22
Average	24.94	24.98	27.21	27.76	26.29	25.67	25.58	28.04	29.20	29.35	29.31	29.70
Average daily volume1)	1.72	1.73	1.71	1.26	1.00	1.23	1.98	1.92	1.41	1.10	1.41	1.45

2015
High	30.31	30.10	29.80	30.08	28.77	27.99	27.81	28.23	25.86	26.94	27.29	27.14
Low	27.54	27.80	27.83	28.57	27.29	25.46	24.87	24.79	23.19	23.66	26.05	25.41
Average	28.49	28.96	28.85	29.17	27.90	26.83	26.35	26.84	24.75	25.50	26.82	26.21
Average daily volume1)	1.34	0.80	0.77	1.56	1.16	1.73	2.04	1.77	1.60	1.21	0.93	0.90

1)	In millions of shares

Philips Group

Share information

Share listings	Amsterdam, New York

Ticker code	PHIA, PHG
No. of shares issued at Dec. 31, 2016	930 million
No. of shares outstanding issued at Dec. 31, 2016	922 million
Market capitalization at year-end 2016	EUR 26.8 billion
Industry classification
MSCI: Capital Goods	20105010
ICB: Medical Equipment	4535
Members of indices	AEX, NYSE, DJSI, and others

244      Annual Report 2016

Investor Relations 14.4

Philips Group

Relative performance: Philips and AEX (indexed)

2016

Philips Group

Relative performance: Philips and Dow Jones Industrial Average (indexed)

2016

Philips Group

Relative performance: Philips and unweighted peer group index (indexed)1)

2016

1)	The peer group companies are separately indexed, and then an unweighted average of these indexed values is used.
2)

The peer group consists of: 3M, ABB, Danaher, Eaton, Electrolux, Emerson, General Electric, Hitachi, Honeywell, Johnson Control, Johnson & Johnson, Legrand, LG Electronics, Medtronic, Panasonic, Procter & Gamble, Schneider, Siemens, Smiths Group, Toshiba. The index shows the unweighted average closing share prices of the peer group. This graph is not linked to the TSR performance calculation as part of the Long-Term Incentive Plan.

Annual Report 2016      245

Investor Relations 14.5

14.5 Financial calendar

Financial calendar

Annual General Meeting of Shareholders

Record date Annual General Meeting of Shareholders	April 13, 2017

Annual General Meeting of Shareholders	May 11, 2017

Quarterly reports

First quarter results 2017	April 24, 2017

Second quarter results 2017	July 24, 2017

Third quarter results 2017	October 23, 2017

Fourth quarter results 2017	January 23, 20181)

1)	Subject to final confirmation

14.6 Investor contact

Shareholder services

Holders of shares listed on Euronext Amsterdam

Non-US shareholders and other non-US interested parties can make inquiries about the Annual Report 2016 to:

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

The Netherlands

Telephone: +31-20-34 42000

Fax: +31-20-62 88481

E-mail: corporate.broking@nl.abnamro.com

Holders of New York Registry shares

Holders of New York Registry shares and other interested parties in the US can make inquiries about the Annual Report 2016 to:

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

Citibank Shareholder Service

International Direct Investment Program

P.O. Box 2502, Jersey City, NJ 07303-2502

2017 Annual General Meeting of Shareholders

The Agenda and the explanatory notes to the Agenda for the Annual General Meeting of Shareholders on May 11, 2017, will be published on the Company’s website.

For the 2017 Annual General Meeting of Shareholders, a record date of April 13, 2017 will apply. Those persons who, on that date, hold shares in the Company, and are registered as such in one of the registers designated by the Board of Management for the Annual General Meeting of Shareholders, will be entitled to participate in, and vote at, the meeting.

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

246      Annual Report 2016

Investor Relations 14.6

More information on the activities of Investor Relations can be found in chapter 9, Corporate governance, of this report.

Analysts’ coverage

Philips is covered by approximately 24 analysts who frequently issue reports on the company. For a list of our current analysts, please refer to: www.philips.com/a-w/about/investor/shareholder-info/analyst-coverage.html

How to reach us

The registered office of Royal Philips is

High Tech Campus 5

5656 AE Eindhoven, The Netherlands

Switch board, telephone: +31-40-27 91111

Investor Relations contact

Royal Philips

Philips Center

P.O. Box 77900

1070 MX Amsterdam, The Netherlands

Telephone: +31-20-59 77222

Website: www.philips.com/investor

E-mail: investor.relations@philips.com

Pim Preesman

Head of Investor Relations

Telephone: +31-20-59 77222

Ksenija Gonciarenko

Investor Relations Manager

Telephone: +31-20-59 77055

Sustainability contact

Philips Group Sustainability

High Tech Campus 5 (room 2.67)

5656 AE Eindhoven, The Netherlands

Telephone: +31-40-27 83651

Website: www.philips.com/sustainability

E-mail: philips.sustainability@philips.com

Group Press Office contact

Royal Philips

Philips Center, HBT 19

Amstelplein 2

1096 BC Amsterdam, The Netherlands

E-mail: group.communications@philips.com

For media contacts please refer to:

www.newscenter.philips.com/main/standard/news/contacts

14.7 Taxation

Dutch taxation

The statements below are only a general summary of certain material Dutch tax consequences for holders of common shares are non-residents of the Netherlands based on present Dutch tax laws and the Tax Convention of December 18, 1992, as amended by the protocol that entered into force on December 28, 2004, between the United States of America and the Kingdom of the Netherlands (the US Tax Treaty) and are not to be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, investors in common shares should consult their own professional tax advisor.

A holder of common shares is an individual who receives income or derives capital gains from common shares and this income received or capital gains derived are attributable to past, present or future employment activities of such holder, the income of which is taxable in the Netherlands.

Dividend withholding tax
In general, a distribution to shareholders by a company resident in the Netherlands (such as the Company) is subject to a withholding tax imposed by the Netherlands at a rate of 15%. Share dividends paid out of the Company’s paid-in share premium recognized for Dutch tax purposes are not subject to the above-mentioned withholding tax. Share dividends paid out of the Company’s retained earnings are subject to dividend withholding tax on the nominal value of the shares issued. Pursuant to the provisions of the US Tax Treaty, a reduced rate may be applicable in respect of dividends paid by the Company to a beneficial owner holding directly 10% or more of the voting power of the Company, if such owner is a company resident in the United States (as defined in the US Tax Treaty) and entitled to the benefits of the US Tax Treaty.

Pursuant to Dutch anti-dividend stripping legislation, a holder of common shares who is the recipient of dividends will generally not be considered the beneficial owner of the dividends if (i) as a consequence of a combination of transactions, a person other than the recipient benefits, in full or in part, directly or indirectly, from the dividends; (ii) whereby such other person retains, directly or indirectly, an interest similar to that in the common shares on which the dividends were paid; and (iii) that other person is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the recipient.

Dividends paid to qualifying exempt US pension trusts and qualifying exempt US organizations are, under certain conditions, exempt from Dutch withholding tax under the US Tax Treaty. Qualifying exempt US pension trusts normally remain subject to withholding at the rate of 15% and are required to file for a refund of the tax withheld. Only if certain conditions are fulfilled, such pension trusts may be eligible for relief at source upon

Annual Report 2016      247

Investor Relations 14.7

payment of the dividend. However, for qualifying exempt US organizations no relief at source upon payment of the dividend is currently available; such exempt US organizations should apply for a refund of the 15% withholding tax withheld. Further, under certain circumstances, certain exempt organizations (e.g. pension funds) may be eligible for a refund of Dutch withholding tax upon their request pursuant to Dutch tax law. Under proposed Dutch tax law (not yet entered into force as per January 1, 2017), provided certain conditions are met, such (US) organizations may be eligible for relief at source upon request.

Upon request and under certain conditions, certain qualifying non-resident individual and corporate holders of common shares resident in EU/EEA member states or in a qualifying non-EU/EEA state may be eligible for a refund of Dutch dividend withholding tax to the extent that the withholding tax levied is higher than the personal and corporate income tax which would have been due if they were resident in the Netherlands.

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

Income and capital gains

Income and capital gains derived from the common shares by a non-resident individual or non-resident corporate shareholder are generally not subject to Dutch income or corporation tax, unless (i) such income and gains are attributable to a (deemed) permanent establishment or (deemed) permanent representative in the Netherlands; or (ii) the shareholder is entitled to a share in the profits of an enterprise or (in the case of a non-resident corporate shareholder only) a co-entitlement to the net worth of an enterprise that is effectively managed in the Netherlands (other than by way of securities) and to which enterprise the common shares are attributable; or (iii) such income and capital gains are derived from a direct, indirect or deemed substantial participation in the share capital of the company (such substantial participation not being a business asset), and, in the case of a non-resident corporate shareholder only, it being held with the primary aim or one of the primary aims to avoid the levy of income tax or dividend withholding tax from another person and is not put in place without valid commercial reasons that reflect economic reality; or (iv) in the case of a non-resident corporate shareholder, such shareholder is a resident of Aruba, Curacao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Eustatius or Saba to which the common shares are attributable and certain conditions are met; or (v) in the case of a non-resident individual, such individual derives income or capital gains from the common shares that are taxable as benefits from ‘miscellaneous activities’ in the Netherlands ( resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001), which includes the performance of activities with respect to the common shares that exceed regular portfolio management.

In general, a holder of common shares has a substantial participation if he holds either directly or indirectly and either independently or jointly with his partner (as defined in the Dutch Income Tax Act 2001), the ownership of, or certain other rights over, at least 5% of the total issued share capital or total issued particular class of shares of the Company or rights to acquire direct or indirect shares, whether or not already issued, that represent at any time 5% or more of the total issued capital (or the total issued particular class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit or to 5% or more of the liquidation proceeds. A shareholder will also have a substantial participation in the Company if one or more of certain relatives of the shareholder hold a substantial participation in the Company. A deemed substantial participation amongst others exists if (part of) a substantial participation has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Estate and gift taxes

No estate, inheritance or gift taxes are imposed by the Netherlands on the transfer or deemed transfer of common shares by way of gift by or on the death of a shareholder if, at the time of the death of the shareholder or the gift of the common shares (as the case may be), such shareholder is not a (deemed) resident of the Netherlands.

Inheritance or gift taxes (as the case may be) are due, however, if such shareholder:

•	has Dutch nationality and has been a resident of the Netherlands at any time during the ten years preceding the time of their death or gift; or

•	does not have Dutch nationality but has been a resident of the Netherlands at any time during the twelve months preceding the time of the gift (for Netherlands gift taxes only).

United States Federal Taxation

This section describes the material United States federal income tax consequences to a US holder (as defined below) of owning common shares. It applies only if the common shares are held as capital assets for

248      Annual Report 2016

Investor Relations 14.7

tax purposes. This section does not apply to a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person who actually or constructively owns 10% or more of our voting stock,

•	a person who holds common shares as part of a straddle or a hedging or conversion transaction,

•	a person who purchases or sells common shares as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the US dollar.

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

Taxation of Dividends

Under the United States federal income tax laws, the gross amount of any dividend paid in stock or cash out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. For a non-corporate US holder, dividends paid that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains, provided that the non-corporate US holder holds the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and provided it meets other holding period requirements. Dividends paid with respect to the common shares generally will be qualified dividend income 1). A US holder must include any Dutch tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to a US holder when it receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. For dividend payments made in euro, the amount of the dividend distribution that a US holder must include in its income will be the US dollar value of the euro payments made, determined at the spot euro/ US dollar rate on the date the dividend distribution can be included in its income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date a US holder converts the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a US holder’s basis in the common shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, US holders should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the Dutch tax withheld in accordance with the US Tax Treaty and paid over to the Netherlands will be creditable or deductible against a US holder’s United States federal income tax liability. However, Dutch withholding tax may not be creditable or deductible to the extent that we reduce (as described above under “Dutch taxation - Dividend withholding tax”) the amount of withholding tax paid over to the Netherlands by crediting taxes withheld from certain dividends received by us. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available under Dutch law, or under the US Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against United States federal income tax liability. Dividends will be income from sources outside the United States, and depending on a holder’s circumstances, will generally be either

Annual Report 2016      249

Investor Relations 14.7

“passive” or “general” income for the purposes of computing the foreign tax credit allowable to the holder.

Taxation of Capital Gains

A US holder that sells or otherwise disposes of its common shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that it realizes and its tax basis, determined in US dollars, in its common shares. Capital gain of a non-corporate US holder is generally taxed at preferential tax rates where the holder has a holding period greater than one year 2). The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

14.8 New York Registry Shares

Fees and Charges Payable by a Holder of New York Registry Shares

Citibank, N.A., as the US registrar, transfer agent, paying agent and shareholder servicing agent (“Agent”) under Philips’ New York Registry Share program (the “Program”), collects fees for delivery and surrender of New York Registry Shares directly from investors depositing ordinary shares or surrendering New York Registry Shares for the purpose of withdrawal or from intermediaries acting for them. The Agent collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.

The charges of the Agent payable by investors are as follows:

The New York Transfer Agent charges shareholders a fee of up to USD 5.00 per 100 shares for the exchange of New York Registry shares for ordinary shares and vice versa.

Fees and Payments made by the Agent to Philips

The Agent has agreed to reimburse certain expenses of Philips related to the Program and incurred by Philips in connection with the Program. In the year ended December 31, 2016, the Agent reimbursed to Philips, or paid to third parties on Philips’ behalf, a total sum of EUR 503,520.

The table below sets forth the types of expenses that the Agent has agreed to reimburse and the amounts reimbursed in the year ended December 31, 2016:

Category of Expense Reimbursed to Philips in EUR

amount reimbursed in the year ended December 31, 2016

Program-related expenses such as legal fees and New York Stock Exchange listing fees	98,443
A portion of the issuance and cancellation fees actually received by the Agent from holders of New York Registry Shares, net of Program-related expenses already reimbursed by the Agent.	405,077	1)

Expense reimbursed	503,520

1)	Translated at USD/EUR exchange rate of actual date(s) of reimbursement(s) during 2016

The Agent has also agreed to waive certain fees for standard costs associated with the administration of the program.

The table below sets forth those expenses that the Agent paid directly to third parties in the year ended December 31, 2016.

250      Annual Report 2016

Investor Relations 14.8

Category of Expense paid directly to third parties in EUR

amount in the year ended December 31, 2016

Reimbursement of Proxy Process expenses	11,572
Reimbursement of Legal Fee expenses
NYSE Listing Fee	86,871
Fulfillment
Expense paid directly to third parties	98,443

Under certain circumstances, including removal of the Agent or termination of the Program by Philips, Philips is required to repay the Agent certain amounts reimbursed and/or expenses paid to or on behalf of Philips.

Annual Report 2016      251

Definitions and abbreviations 15

15 Definitions and abbreviations

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

Hazardous substances

Hazardous substances are generally defined as substances posing imminent and substantial danger to public health and welfare or the environment.

Income from operations (EBIT)

Income from operations (earnings before interest and tax) represents net income, less discontinued operations net of income taxes, investments in associates net of income taxes, income tax expense, financial income and financial expense.

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

252      Annual Report 2016

Definitions and abbreviations 15

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

REACH

Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) is a European Union regulation dated 18 December 2006. REACH addresses the production and use of chemical substances, and their potential impacts on both human health and the environment.

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

VOC

Volatile organic compounds (VOCs) are organic chemicals that have a high vapor pressure at ordinary room temperature. Their high vapor pressure results from a low boiling point, which causes large numbers of molecules to evaporate or sublimate from the liquid or solid form of the compound and enter the surrounding air, a trait known as volatility.

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

Annual Report 2016      253

Exhibits 16

16 Exhibits

16.1 Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company.

Exhibit 2 (b) (1)	Indenture between Koninklijke Philips N.V. and Deutsche Bank Trust Company Americas, Trustee, dated as of March 11, 2008, as supplemented by the First Supplemental Indenture (Incorporated by reference to Exhibits 4.1 and 4.2 of Registration Statement on Form F-3 No. 333-179889). The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one other instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Services contracts of the members of the Board of Management.

Exhibit 4 (a)	Services contract between the Company and F.A. van Houten (Incorporated by reference to Exhibit 4 (a) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 23, 2016).

Exhibit 4 (b)	Services contract between the Company and A. Bhattacharya (Incorporated by reference to Exhibit 4 (b) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 23, 2016).

Exhibit 4 (c)	Services contract between the Company and P.A.J. Nota (Incorporated by reference to Exhibit 4 (c) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 23, 2016).

Exhibit 7	Ratio of earnings to fixed charges

Exhibit 8	List of Subsidiaries.

Exhibit 12 (a)	Certification of F.A. van Houten filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of A. Bhattacharya filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of F.A. van Houten furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of A. Bhattacharya furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	KPMG Consent of independent registered public accounting firm.

Exhibit 15 (b)	EY Consent of independent registered public accounting firm.

Exhibit 15 (c)	Description of industry terms.

254      Annual Report 2016

Exhibits 16.2

16.2 Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KONINKLIJKE PHILIPS N.V.

(Registrant)

/s/ F.A. van Houten	/s/ A. Bhattacharya
F.A. van Houten	A. Bhattacharya
(CEO, Chairman of the Board of Management and the Executive Committee)	(Executive Vice-President, Chief Financial Officer, member of the Board of Management and the Executive Committee)

Date: February 21, 2017

Annual Report 2016      255

Exhibits 16.3

16.3 Exhibits

Exhibit 1	English translation of the Articles of Association of the Company.

Exhibit 2 (b) (1)	Indenture between Koninklijke Philips N.V. and Deutsche Bank Trust Company Americas, Trustee, dated as of March 11, 2008, as supplemented by the First Supplemental Indenture (Incorporated by reference to Exhibits 4.1 and 4.2 of Registration Statement on Form F-3 No. 333-179889). The total amount of long-term debt securities of the Company and its subsidiaries authorized under any one other instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Services contracts of the members of the Board of Management.

Exhibit 4 (a)	Services contract between the Company and F.A. van Houten (Incorporated by reference to Exhibit 4 (a) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 23, 2016).

Exhibit 4 (b)	Services contract between the Company and A. Bhattacharya (Incorporated by reference to Exhibit 4 (b) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 23, 2016).

Exhibit 4 (c)	Services contract between the Company and P.A.J. Nota (Incorporated by reference to Exhibit 4 (c) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 23, 2016).

Exhibit 7	Ratio of earnings to fixed charges

Exhibit 8	List of Subsidiaries.

Exhibit 12 (a)	Certification of F.A. van Houten filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of A. Bhattacharya filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of F.A. van Houten furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of A. Bhattacharya furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (a)	KPMG Consent of independent registered public accounting firm.

Exhibit 15 (b)	EY Consent of independent registered public accounting firm.

Exhibit 15 (c)	Description of industry terms.

256      Annual Report 2016