Form 20-F
period 2017-12-31
KONINKLIJKE PHILIPS NV
filed 2018-02-20
CIK 313216

As filed with the Securities and Exchange Commission on February 20, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-05146-01

KONINKLIJKE PHILIPS NV

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

Class	Outstanding at December 31, 2017
Koninklijke Philips N.V.	926,191,723 shares
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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒                 Accelerated filer  ☐                  Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes   ☒ No

  Introduction
    Forward-looking statements
  Form 20-F cross reference table
  1Message from the CEO
  2Our strategic focus
    2.1Addressing health challenges through innovation
    2.2How we create value
  3Group performance
    3.1Financial performance
      3.1.1Philips Lighting sell-down
      3.1.2Results of operations
      3.1.3Advertising and promotion
      3.1.4Pensions
      3.1.5Restructuring and acquisition-related charges and goodwill impairment charges
      3.1.6Acquisitions and divestments
      3.1.7Changes in cash and cash equivalents, including cash flows
      3.1.8Financing
      3.1.9Debt position
      3.1.10Liquidity position
      3.1.11Shareholders’ equity
      3.1.12Cash obligations
      3.1.13Procurement
      3.1.14Real estate
    3.2Social performance
      3.2.1Improving people’s lives
      3.2.2Workforce of the Future
      3.2.3Inclusion & Diversity
      3.2.4Culture of Performance
      3.2.5Employee engagement
      3.2.6Employment
      3.2.7General Business Principles
      3.2.8Health and Safety
      3.2.9Working with stakeholders
      3.2.10Supplier sustainability
    3.3Environmental performance
      3.3.1Green Innovation
      3.3.2Green Revenues
      3.3.3Sustainable Operations
    3.4Our commitment to Quality
    3.5Proposed distribution to shareholders
    3.6Critical accounting policies
  4Segment performance
    4.1Personal Health businesses
      4.1.1About Personal Health businesses
      4.1.22017 business highlights
      4.1.3Financial performance
      4.1.4Healthy people, sustainable planet
    4.2Diagnosis & Treatment businesses
      4.2.1About Diagnosis & Treatment businesses
      4.2.22017 business highlights
      4.2.3Financial performance
      4.2.4Healthy people, sustainable planet
    4.3Connected Care & Health Informatics businesses
      4.3.1About Connected Care & Health Informatics businesses
      4.3.22017 business highlights
      4.3.3Financial performance
      4.3.4Healthy people, sustainable planet
    4.4HealthTech Other
      4.4.1About HealthTech Other
      4.4.22017 business highlights
      4.4.3Financial performance
    4.5Legacy Items
      4.5.1Financial performance
  5Reconciliation of non-IFRS information
  6Risk management
    6.1Our approach to risk management
    6.2Risk categories and factors
    6.3Strategic risks
    6.4Operational risks
    6.5Compliance risks
    6.6Financial risks
  7Management
  8Supervisory Board
  9Supervisory Board report
    9.1Report of the Corporate Governance and Nomination & Selection Committee
    9.2Report of the Remuneration Committee
      9.2.1Remuneration policy
      9.2.2 Services agreements
      9.2.3 Scenario analysis
      9.2.42017 Internal pay ratios
      9.2.5Remuneration costs
      9.2.6Annual base compensation
      9.2.72017 Annual Incentive
      9.2.82017 Long-Term Incentive Plan
      9.2.9Pensions
      9.2.10Additional arrangements
      9.2.11Remuneration of the Supervisory Board
      9.2.12Year 2018
    9.3Report of the Audit Committee
    9.4Report of the Quality & Regulatory Committee
  10Corporate governance
    10.1Board of Management and Executive Committee
    10.2Supervisory Board
    10.3General Meeting of Shareholders
    10.4Meeting logistics and other information
    10.5Investor Relations
    10.6Additional information
  11Group financial statements
    11.1Management’s report on internal control
      11.1.1Disclosure controls and procedures
      11.1.2Changes in internal control over financial reporting
    11.2Report of the independent auditors
    11.3Independent auditor’s report on internal control over financial reporting
    11.4Independent auditor’s reports on the consolidated financial statements
      11.4.1Independent auditor’s report on the consolidated financial statements
      11.4.2Independent auditors’ report on the consolidated financial statements
    11.5Consolidated statements of income
    11.6Consolidated statements of comprehensive income
    11.7Consolidated balance sheets
    11.8Consolidated statements of cash flows
    11.9Consolidated statements of changes in equity
    11.10Notes
      1Significant accounting policies
      2Information by segment and main country
      3Discontinued operations and assets classified as held for sale
      4Acquisitions and divestments
      5Interests in entities
      6Income from operations
      7Financial income and expenses
      8Income taxes
      9Earnings per share
      10Property, plant and equipment
      11Goodwill
      12Intangible assets excluding goodwill
      13Other financial assets
      14Other assets
      15Inventories
      16Receivables
      17Equity
      18Debt
      19Provisions
      20Post-employment benefits
      21Accrued liabilities
      22Other liabilities
      23Cash flow statement supplementary information
      24Contingent assets and liabilities
      25Related-party transactions
      26Share-based compensation
      27Information on remuneration
      28Fair value of financial assets and liabilities
      29Details of treasury / other financial risks
      30Subsequent events
  12Company financial statements
    12.1Statements of income
    12.2Balance sheets before appropriation of results
    12.3Statement of changes in equity
    12.4Notes
      ASales
      BOther business income
      CSales and costs by nature
      DFinancial income and expense
      EIncome tax
      FEmployees
      GIntangible assets
      HFinancial fixed assets
      IOther financial assets
      JReceivables
      KCash and cash equivalents
      LShareholders’ equity
      MDebt
      NOther current liabilities
      OContractual obligations and contingent liabilities not appearing in the balance sheet
      PAppropriation of profits and profit distributions
      QSubsequent events
    12.5 Independent auditor’s report
  13Sustainability statements
    13.1Approach to sustainability reporting
      13.1.1Tracking trends
      13.1.2Stakeholders
      13.1.3Reporting standards
      13.1.4Material topics and our focus
      13.1.5Programs and targets
      13.1.6Boundaries of sustainability reporting
      13.1.7Comparability and completeness
      13.1.8Data definitions and scope
      13.1.9Sustainability governance
      13.1.10 External assurance
    13.2Economic indicators
    13.3Social statements
      13.3.1People development
      13.3.2Talent attraction
      13.3.3Employee volunteering
      13.3.4Building employability
      13.3.5The Philips Foundation
      13.3.6General Business Principles
      13.3.7Health and Safety performance
      13.3.8Stakeholder engagement
      13.3.9Supplier indicators
    13.4Environmental statements
      13.4.1Circular Economy
      13.4.2Biodiversity
      13.4.3 Sustainable Operations
    13.5Assurance report of the independent auditor
  14Five-year overview
    14.1Five-year overview (condensed)
  15Investor Relations
    15.1Key financials and dividend
    15.2Share information
    15.3Philips’ rating
    15.4Performance in relation to market indices
    15.5Financial calendar
    15.6Investor contact
    15.7Taxation
    15.8New York Registry Shares
  16Definitions and abbreviations
  17Exhibits

IFRS basis of presentation

The financial information included in this document is based on IFRS, as explained in Significant accounting policies, of this report, unless otherwise indicated.

Dutch Financial Markets Supervision Act

This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act ( Wet op het financieel toezicht).

Statutory financial statements and management report

The chapters Group financial statements and Company financial statements contain the statutory financial statements of the Company. The introduction to the chapter Group financial statements sets out which parts of this Annual Report form the Management report within the meaning of Section 2:391 of the Dutch Civil Code (and related Decrees).

In 2017, Philips reinforced its leadership in image-guided therapy solutions with the global launch of Philips Azurion, the next-generation image-guided therapy platform that enables clinicians to perform a wide range of routine and complex procedures, helping them to optimize interventional lab performance and provide superior care.

Introduction

This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2017 of Koninklijke Philips N.V. (the 2017 Form 20-F). Reference is made to the Form 20-F cross reference table herein. Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) this introduction and the cautionary statement “forward-looking statements” on the next two pages and (iii) the Exhibits shall be deemed  to be filed with the Securities and Exchange Commission for any purpose. Any additional information in this document which is not referenced in the Form 20-F cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference, shall not be part of the 2017 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The terms “Philips”, “Company”, “Philips Group”, “Group”, “we”, “our” and “us” refer to Koninklijke (Royal) Philips N.V. and as applicable to its subsidiaries and/or its interest in joint ventures and associates.

IFRS based information

The audited consolidated financial statements as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, included in the 2017 Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2017 have been endorsed by the EU, except that the EU did not adopt certain paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB.

Use of non-IFRS information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Reference is made in Reconciliation of non-IFRS information.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full year information regarding 2017 is not yet available to Philips, market share statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of fair-value measurements

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market values are not readily available, fair values are estimated using valuation models, and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the financial statements. In certain cases independent valuations are obtained to support management’s determination of fair values.

Documents on display

It is possible to read and copy documents referred to in the 2017 Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Philips SEC filings are also publicly available through the SEC’s website at www.sec.gov.

For definitions and abbreviations reference is made to Definitions and abbreviations.

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

These factors include, but are not limited to, domestic and global economic and business conditions, developments within the euro zone, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, intellectual property, disputes, data protection challenges including cybersecurity, changes in exchange and interest rates, changes in tax rates and regulations, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition and the state of international capital markets as they may affect the timing and nature of the disposition by Philips of its interests in Philips Lighting.

As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, reference is made to the information in Item 3D “Risk Factors”.

Form 20-F cross reference table

Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) the Introduction and the cautionary statements concerning forward-looking statements of this report on pages 5-6, and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. The content of Philips’ websites and other websites referenced herein should not be considered to be a part of or incorporated into the 2017 Form 20-F. Any additional information which is not referenced in the Form 20-F cross reference table or the Exhibits themselves shall not be deemed to be so incorporated by reference, shall not be part of the 2017 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The table below sets out the location in this document of the information required by SEC Form 20-F. The exact location is included in the column ‘Location in this document’. The column “Page” refers to the starting page of the section for reference only (and is not intended to refer to the starting page of the specific subsection, if applicable).

Item	Form 20-F caption	Location in this document
Part 1
1	Identity of directors, senior management and advisors	Not applicable
2	Offer statistics and expected timetable	Not applicable
3	Key information
	A Selected financial data	Five-year overview (condensed)
Key financials and dividend - Proposed distribution
Key financials and dividend - Information for investors in New York Registry shares program

	B Capitalization and indebtedness	Not applicable

	C Reason for the offer and use of proceeds	Not applicable

	D Risk factors	Risk categories and factors - Second paragraph
Strategic risks
Operational risks
Compliance risks
Financial risks
4	Information on the Company
	A History and development of the company	Contents - Significant developments
Restructuring and acquisition-related charges and goodwill impairment charges
Results of operations- Discontinued operations
Acquisitions and divestments
Changes in cash and cash equivalents, including cash flows
Segment performance - Our structure in 2017
Corporate governance - Corporate governance of the Philips Group - Introduction
Investor Relations - Corporate seat and head office
Discontinued operations and assets classified as held for sale
Acquisitions and divestments
Subsequent events
Investor contact - How to reach us
	B Business Overview	Introduction - Third-party market share data
Financial performance - from 3.1.1 to 3.1.6
Procurement
Segment performance - Our structure in 2017
About Personal Health businesses
Financial performance
About Diagnosis & Treatment businesses
Financial performance
About Connected Care & Health Informatics businesses
Financial performance
About HealthTech Other
Financial performance
Legacy Items
Financial performance
Our approach to risk management
Strategic risks - Last paragraph
Operational risks - Fourth & fifth paragraph
Compliance risks
Corporate governance - Corporate governance of the Philips Group - Introduction
Information by segment and main country
Supplier indicators - Responsible Sourcing of Minerals
Definitions and abbreviations

	C Organizational structure	Segment performance - Our structure in 2017
Information by segment and main country
Interests in entities
Exhibit 8

	D Property, plant and equipment	Real estate
Information by segment and main country
Property, plant and equipment
Provisions - Environmental provisions

Contingent assets and liabilities - Contingent liabilities - Environmental remediation
4A	Unresolved staff comments	Not applicable
5	Operating and financial review and prospects
	A Operating results	Financial performance - Management summary
Financial performance - from 3.1.1 to 3.1.5
Critical accounting policies
About Personal Health businesses
Financial performance
About Diagnosis & Treatment businesses
Financial performance
About Connected Care & Health Informatics businesses
Financial performance
About HealthTech Other
Financial performance
Legacy Items
Financial performance
Reconciliation of non-IFRS information
Strategic risks
Operational risks
Compliance risks
Financial risks
Discontinued operations and assets classified as held for sale
Acquisitions and divestments
Income from operations
Financial income and expenses
Goodwill
Intangible assets excluding goodwill
Details of treasury / other financial risks

	B Liquidity and capital resources	Financial performance- from 3.1.1 to 3.1.6 and 3.1.11
Equity
Debt
Cash flow statement supplementary information

Details of treasury / other financial risks

C Research and development, patents and licenses, etc.
Results of operations- Research and development expenses
About HealthTech Other

	D Trend information	Financial performance
Procurement
Strategic risks- First & second paragraph

	E Off-balance sheet arrangements	Cash obligations
Contingent assets and liabilities
Details of treasury / other financial risks

	F Tabular disclosure of contractual obligations	Cash obligations
Details of treasury / other financial risks - Contractual obligations

	G Safe Harbor	Forward-looking statements
6	Directors, senior management and employees

	A Directors and senior management	Management
Supervisory Board
Board of Management and Executive Committee - Introduction
Board of Management and Executive Committee - (Term of) Appointment, composition and conflicts of interest
Supervisory Board - (Term of) Appointment, composition and conflicts of interests

	B Compensation	Report of the Remuneration Committee
Share-based compensation
Information on remuneration

	C Board practices	Management
Supervisory Board
Supervisory Board report
Board of Management and Executive Committee
Supervisory Board
Meeting logistics and other information - Internal controls and disclosure policies
Meeting logistics and other information - Auditor information

	D Employees	Employment
Income from operations - Employees

	E Share ownership	Board of Management and Executive Committee - Amount and composition of the remuneration of the Board of Management
Equity
Share-based compensation
Information on remuneration

7	Major shareholders and related party transactions

	A Major shareholders	Investor Relations - Major shareholders and other information for shareholders
Additional information - Articles of association
Share information
B Related party transactions
Board of Management and Executive Committee
Interests in entities
Related-party transactions
	C Interests of experts and counsel	Not applicable

8	Financial information

	A Consolidated statements and other financial information	Group financial statements - from 11.5 to 11.10
Report of the independent auditors
Independent auditor’s reports on the consolidated financial statements
Key financials and dividend - Dividend policy
	B Significant changes	Subsequent events

9	The offer and listing

	A Offer and listing details	Performance in relation to market indices

	B Plan of distribution	Not applicable

	C Markets	Performance in relation to market indices

	D Selling shareholders	Not applicable

	E Dilution	Not applicable

	F Expense of the issue	Not applicable

10	Additional information

	A Share capital	Not applicable

	B Memorandum and articles of association	Board of Management and Executive Committee - (Term of) Appointment and conflicts of interest
Supervisory Board - (Term of) Appointment, individual data and conflicts of interest
General Meeting of Shareholders - Introduction
General Meeting of Shareholders - Main powers of the General Meeting of Shareholders
Meeting logistics and other information
Additional information - Articles of association
Index of exhibits - Exhibit 1

	C Material contracts	Services agreements
	D Exchange controls	Additional information- Exchange controls

	E Taxation	Taxation

	F Dividends and paying agents	Not applicable

	G Statements by experts	Not applicable

	H Documents on display	Introduction - Documents on display

	I Subsidiary information	Not applicable

11	Quantitative and qualitative disclosure about market risk

	A Quantitative information about market risk	Details of treasury / other financial risks

	B Qualitative information about market risk	Details of treasury / other financial risks

	C Interim periods	Not applicable

	D Safe harbor	Forward-looking statements
Details of treasury / other financial risks

	E Small business issuers	Not applicable

12	Description of securities other than equity securities

	A Debt securities	Not applicable

	B Warranty and rights	Not applicable

	C Other securities	Not applicable

	D American depository shares	New York Registry Shares

Part 2
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures

	A Disclosure controls and procedures	Disclosure controls and procedures

	B Management Annual Report on internal control over financial reporting	Management’s report on internal control

	C Attestation report of the registered public accounting firm	Independent auditor’s report on internal control over financial reporting

	D Changes in internal control over financial reporting	Changes in internal control over financial reporting

16A	Audit Committee Financial Expert	Supervisory Board - The Audit Committee
16B	Code of Ethics	Our approach to risk management - Financial Code of Ethics
16C	Principal Accountant Fees and Services	Report of the Audit Committee
Meeting logistics and other information - Auditor policy
Income from operations - Audit fees
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	General Meeting of Shareholders - Repurchase and issue of (rights to) own shares
Share information - Share repurchase programs for capital reduction purposes

16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance

Additional information - Corporate governance

Additional information - Board structure

Additional information - Independence of members of our Supervisory

Board

Additional information - Committees of our Supervisory Board

Additional information - Equity compensation plans

Additional information - Code of business conduct

16H	Mine Safety Disclosure	Not applicable

Part 3
17	Financial statements	Not applicable
18	Financial statements	Group financial statements - from 11.5 to 11.10
19	Exhibits	Index of exhibits

1Message from the CEO

I am pleased with our transformation progress to become a focused leader in health technology and see tremendous further potential to grow Philips’ market positions and expand margins.
Frans van Houten
CEO Royal Philips

Dear Stakeholder,

2017 was a good year of solid progress for Philips, as we continued our transformation to become a focused leader in health technology and delivered on our improvement targets for the year. In line with our commitments we delivered 4% comparable sales growth 1), resulting in a 10-basis-point gain in market share. We also improved operating profitability, with an Adjusted EBITA 1) margin increase of 110 basis points, and generated a strong EUR 1.2 billion free cash flow 1). This underscores our ability to stay the course, in this case against a background of challenging economic circumstances in Europe and considerable uncertainty in the US around healthcare policy.

Our organic growth initiatives are delivering tangible results. Overall we recorded 6% order growth for the year. In Diagnostic Imaging, for instance, we ended the year with high-single-digit order growth and realized market share gains in China and India, driven by the renewal of 60% of our portfolio. We also noted a strong increase in order intake in our Digital Pathology Solutions business, double-digit growth of our Sleep & Respiratory Care devices, and the continued success of our OneBlade hybrid facial hair styler. And we introduced several important innovations, gained traction with our solutions approach – securing multiple long-term strategic partnerships – and continued to invest in quality and talent.

We further strengthened our portfolio through targeted acquisitions, the largest being Spectranetics, a global leader in vascular intervention and lead management solutions. The integration of these acquisitions is on track. Toward the end of the year we deconsolidated Philips Lighting as we reduced our shareholding to below 30%, in line with our stated aim to fully sell down our stake.

2017 saw the completion of the industry reclassification of our stock to Healthcare at all major indices. Our customers and the financial markets appreciate the way we have pivoted and executed on our strategic roadmap. And we increased our brand value to USD 11.5 billion in the 2017 Interbrand ranking.

Continuing to drive our five-year ‘Healthy people, sustainable planet’ program, with its focus on Circular Economy, Access to Care and Climate Action, we improved the lives of 2.2 billion people around the world in 2017, and we again received top rankings from leading indices such as the Dow Jones Sustainability Index and the Carbon Disclosure Project. At the United Nations in September we made an extended commitment to improve the lives of 300 million people in underserved healthcare communities by 2025.

Overall, I am pleased with the progress we made in 2017. Our purpose is very clear. We are here to improve health and healthcare through innovations! We have a vibrant, highly committed workforce, with employee engagement consistently above the high-performing norm and rising from 74% to 76% this year. We have good momentum on our way to position ourselves for a future with higher growth and earnings potential. Clearly, we can still improve operational excellence: making further progress on product performance and our commitment to quality is our highest priority for 2018. However, I am very confident in our ability to capture the opportunities and deal with the challenges ahead, as we work toward our goal of improving the lives of 3 billion people a year by 2025.

Innovating with purpose

In the face of growing and aging populations, the rise of chronic diseases, and global resource constraints, health systems the world over are under enormous strain. Digital technology is transforming the healthcare industry, increasingly shifting value towards software and services. It also has the potential to enable more and more people to actively take ownership of their health and well-being.

For Philips – with leadership positions in both personal health and professional healthcare – we see that innovation can transform the delivery of care across the health continuum, enabling new relationships between care providers and patients/consumers, and driving better patient outcomes, higher productivity and a better user experience for all concerned.

We are driving this transformation in different ways:

  By offering consumers connected solutions – like our Sonicare DiamondClean Smart oral care and DreamWear sleep therapy solutions – that support superior preventive care and those living with chronic disease respectively.

  By giving clinicians the solutions they need to perform care with better outcomes and higher productivity, such as our Healthcare Informatics solutions. These support first-time-right diagnosis and increase productivity by integrating radiology, pathology and genomics information at the point of care, with AI-driven clinical decision support.

  By empowering clinicians to deliver precision treatments supported by ground-breaking innovations for image-guided therapies, including our advanced live image-guidance solutions, hybrid operating rooms and smart devices such as our diagnostic and therapeutic catheters.

  By enabling the seamless flow of data needed to care for patients in real time wherever they are, by ‘joining up the dots’ from the ICU to the home with our HealthSuite digital platforms and patient monitoring solutions, again supported by powerful algorithms that can predict adverse patient incidents hours in advance.

All of this with the objective of supporting the shift to value-based healthcare, a model that aims to improve patient outcomes while at the same time increasing productivity – that is innovation with purpose. And there’s more to come from our pipeline, thanks to our consistently high levels of investment in R&D, where some 60% of our people are focused on software and data science.

The road forward

Looking ahead, we see significant opportunities to further increase the value we deliver – by boosting growth in our existing core business, growing in adjacencies, and driving customer and operational excellence. We know that our strategy has traction, so now it is execution that matters most.

Boosting growth in core business

One of the ways we will capture new growth in our core business is by continuing to leverage products and solutions that have worked well in mature markets and bringing them to growth geographies where we have a strong footprint and brand recognition – as we have done with our Sonicare power toothbrushes in China.

In addition, we are increasingly partnering with hospital customers in new business models, engaging in long-term strategic partnerships to innovate value-added, integrated solutions that deliver better outcomes and higher productivity.

We now have over 110 of these long-term partnerships, up from 60-plus in 2016, and the number continues to rise. The combination of compelling solutions and consultative partnership contracts drives above-average growth rates and a higher proportion of recurring revenues.

Growing in adjacencies

We have completed two substantial M&A transactions over the last few years, Volcano and Spectranetics. These were targeted to meet our strategic objectives, to complement our leadership in cardiovascular interventions with smart devices, so that we can support complete vascular procedures. Volcano has worked out very well, having risen to double-digit growth and much improved profitability since we integrated the business; and we have similar expectations of Spectranetics, as we leverage our post-merger integration capabilities to unlock maximum value.

Another route to growth in adjacencies is through organic growth and investments in R&D. To extend our strong portfolio in patient monitoring, for example, we have invested in medical-grade wearables so that patients don’t need to be wired up but can be continuously measured, wherever they are. We continue to invest in Digital Pathology, as we believe the digitization of tissue slides is going to completely transform the clinical practice of pathology. We are pleased we are now able to market our IntelliSite Pathology Solution for primary diagnostic use in the USA, and we have since seen a sharp increase in order growth.

At the same time, we do not need to do everything ourselves. In 2017, for example, we entered into a partnership with B. Braun to innovate and accelerate growth in ultrasound-guided regional anesthesia and vascular access. And we have a host of other value-adding alliances where we have decided we can better expand our capabilities through partnering, rather than going it alone.

Continuing the digital transformation of Philips is absolutely fundamental to our future. We continue to invest in our secure HealthSuite digital eco-system platform – to enable digital health propositions that connect consumers and doctors to Philips through the cloud, enabling new business models and unlocking new revenue streams. We currently have over 30 cloud-connected propositions in the market.

Today, we sell a large proportion of our Personal Health products through online channels, aided by digital marketing. And now we are transferring that marketing capability to our health systems channels, so that we become more effective at reaching healthcare professionals. We are also connecting our back-office systems to our customers to enable new recurring revenue streams and enhanced customer loyalty in Software as a Service and Product as a Service business models.

Driving customer and operational excellence

To ensure that our solutions are truly customer-centric, we use ‘design thinking’ and our proven ‘Co-create’ methodology, whereby we come together with healthcare professionals to explore how our combined knowledge, resources and shared vision could improve the delivery of care.

In our drive for operational excellence we continue with disciplined implementation of the Philips Business System and Lean principles. The adoption of Hoshin methodology to plan and drive execution has yielded significant gains across the group. Our productivity measures will add up to over EUR 1.2 billion over the three-year period 2017-2019, having delivered around EUR 480 million in 2017.

We continue to drive quality and regulatory performance improvement throughout the company. Nevertheless, we did not fully deliver to our 2017 plan as we continue to address two significant regulatory challenges that arose from years ago. We must continue our improvement journey forcefully.

Building on the strong 6% order growth for the full year 2017, consistent execution on these value drivers will enable us to deliver, in 2018, on our medium-term targets of 4-6% comparable sales growth 1) and an average annual improvement in Adjusted EBITA 1) margin of 100 basis points.

In conclusion

We have made strong progress in our transformation to become a focused leader in health technology. Going forward, we are committed to single-mindedly improve performance and attain higher levels of growth. To this end we are continuing to strengthen our culture – putting our customers first, acting with quality and integrity, teaming up to win, taking ownership to deliver fast, and learning, improving and inspiring each other, every step of the way.

I am confident that, by doing so, we will be able to expand our strong positions across the health continuum, extend our solutions capability to address our customers’ unmet needs, and deliver the full benefits of data-enabled connected care.

It only remains for me to thank our customers, shareholders and other stakeholders for the support they continue to give us. And to thank our Philips people around the world for their tremendous engagement and efforts over the past year.

Frans van Houten

Chief Executive Officer

1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure,

refer to Reconciliation of non-IFRS information

2Our strategic focus

2.1Addressing health challenges through innovation

All around the world, resource constraints are driving a shift to value-based healthcare – a system that aims to increase access to care and improve patient outcomes while also raising cost productivity. At the same time, aging populations and the rise of chronic diseases like heart disease and respiratory conditions are driving up demand for healthcare.

In parallel, a growing focus on healthy living and prevention means more and more people are looking for new ways to proactively monitor and manage their health, also in home and community settings. And the digitalization of healthcare has reached the point where value is shifting from stand-alone products to solutions combining systems, smart devices, software and services, which deliver greater benefits to customers.

Philips sees significant value in more integrated forms of healthcare, unlocking the power of data and artificial intelligence at the point of care, while at the same time optimizing care delivery across the health continuum. This includes putting increased emphasis on both primary and secondary prevention and population health management programs.

At Philips, we are striving to make the world healthier and more sustainable through innovation, with the goal of improving the lives of 3 billion people a year by 2025.

In today’s increasingly connected world, the convergence of Philips’ consumer technologies that facilitate healthy living, medical technologies that help clinicians to deliver better diagnosis and treatment, and cloud-based technologies that support data sharing and analysis, will be a key enabler of more effective, lower-cost integrated health solutions.

We like to visualize healthcare as a continuum since it suggests the notion of continuous care. And it becomes very compelling when one thinks of this continuum as being connected.

Healthy living
Prevention
Diagnosis
Treatment
Home care
Connected care and health informatics

By addressing healthcare as a ‘connected whole’ in this way, we can unlock gains and efficiencies and drive innovations that help deliver on the ‘quadruple aim’: enhancing the patient experience, improving health outcomes, lowering the cost of care, and improving the work life of care providers.

With our global reach, deep insights and leading innovations, we are uniquely positioned in ‘the last yard’ to consumers and care providers, delivering:

  connected products and services supporting the health and well-being of people integrated modalities and clinical informatics to deliver definitive diagnosis real-time guidance and smart devices for minimally invasive interventions connected therapeutic products and services for chronic care patients.

Underpinning these solutions, and spanning the health continuum, our connected care and health informatics solutions enable us to:

  connect patients and providers for more effective, coordinated, personalized care manage population health, leveraging real-time patient data and clinical analytics.

We are focusing on end-to-end pathways – at present primarily cardiology, oncology, respiratory care, and pregnancy and parenting – where we believe our integral approach can add even greater value for our customers.

More and more, we are teaming up with hospital and health systems to understand their needs, provide integrated solutions, and engage in multi-year cooperation to drive improvements in terms of patient outcomes, quality of care delivery and cost productivity.

In this context, we are pioneering new business models that fit our customers’ needs better. These include Technology Managed Services, as well as Software as a Service and Product as a Service models. We have also started to take co-accountability for our customers’ patient outcomes and productivity.

As we embark on the next phase of our health technology journey, the drivers below are designed to help deliver higher levels of customer value and quality, boost growth, deliver winning solutions, and improve our results:

Focus on
Driven by
Resulting in
Growth in core businesses
  Capture geographic growth opportunities
  Pivot to consultative customer partnerships and business models
  Drive innovative value-added, integrated solutions
Growth in adjacencies
  Portfolio extensions through M&A, organic investments and partnerships
Customer and operational excellence
  Continue to lead the digital transformation
  Improve customer experience, quality systems, operational excellence and productivity
Revenue growth

Margin expansion

Increased cash generation

Improved return on invested capital
Increased shareholder value

2.2How we create value

Meeting people’s unmet needs

At Philips, value creation always starts with listening to people in local markets – consumers, doctors, nurses, hospital executives and administrators – so we understand the specific challenges they face in their day-to-day work.

This gives us a deep insight into their needs and aspirations. We then apply our innovative competencies, strong brand, global footprint and talented, engaged people – often in long-term partnerships – to deliver solutions that meet these needs, making the world healthier and more sustainable.

To measure the impact we are having around the world, we have developed our independently verified Lives Improved model. We take a two-dimensional approach – social and ecological – to improving people’s lives. Products and solutions that directly support the curative (care) or preventive (well-being) side of people’s health, determine the contribution to the social dimension. The contribution to the ecological dimension is determined by means of our Green Products and Solutions portfolio.

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

  Strategy – Where we invest: We manage our businesses with clearly defined strategies to deliver solutions across the health continuum and allocate resources to maximize value creation.
  Capabilities, Assets and Positions – Our unique strengths: We strengthen and leverage our core Capabilities, Assets and Positions – our deep customer insights, technological innovation, global footprint, our people, and the trusted Philips brand – as they create differential value.
  Excellence – How we operate: We are a learning organization that applies common operating principles and practices to deliver to our customers with excellence.
  Path to Value – What we deliver: We define and execute business plans that deliver sustainable results along a credible Path to Value.

The ‘Creating value for our stakeholders’ diagram, based on the International Integrated Reporting Council framework, shows how – with the Philips Business System at the heart of our endeavors – we use six different forms of capital to drive value in the short, medium and long term. All numbers are for the year ended December 31, 2017.

Capital input
The capitals (resources and relationships) that Philips draws upon for its business activities
Value outcomes
The result of the application of the capitals to Philips’ business activities and processes as shaped by the Philips Business System
Capabilities, Assets and Positions
Our unique strengths
Strategy
Where we invest
Excellence
How we operate
Path to Value
What we deliver
Philips
Business
System
Human
  Employees 73,951, 120 nationalities, 36% female
  Philips University 1,200 new courses, 830,000 hours, 570,000 training completions
  27,997 employees in growth geographies
  New Inclusion & Diversity programs
Intellectual
  Invested in R&D EUR 1.76 billion (Green Innovation EUR 233 million)
  Employees in R&D 9,787 across the globe including growth markets
Financial
  Net debt EUR 2.8 billion
  Equity EUR 12.0 billion
  Market capitalization EUR 29.2 billion
Manufacturing
  Manufacturing sites 38, cost of materials used EUR 4.9 billion
  Total assets EUR 25.3 billion
  Capital expenditure EUR 420 million
Natural
  Energy used in manufacturing 3,072 terajoules
  Water used 888,000 m 3
  Recycled plastics in our products 1,850 tonnes
Social
  Philips Foundation
  Stakeholder engagement
  New volunteering policy
Human
  Employee Engagement Index 76% positive
  Sales per employee EUR 240,429
  Employee benefit expenses EUR 5,824 million
Intellectual
  New patent filings 1,200
  IP Royalties Adjusted EBITA EUR 225 million
  165 design awards
Financial
  Comparable sales growth 4%
  Adjusted EBITA 1) as a % of sales 12.1%
  Net cash provided by operating activities EUR 1,870 million
  Net capital expenditures EUR 685 million
  Dividend EUR 742 million
  Corporate taxes paid EUR 349 million
  60% Green Revenues
Manufacturing
  EUR 17.8 billion products and solutions sold, with 2.2 billion Lives improved
Natural
  11% revenues from circular propositions
  Net CO 2 emissions 627 kilotonnes
  245,000 tonnes (estimated) products put on the market
  24.6 kilotonnes waste, of which 80% recycled
  Environmental impact Philips’ operations EUR 200 million
Social
  Brand value USD 11.5 billion
  Partnerships with UNICEF, Red Cross and Ashoka
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
  1)
  Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

3Group performance

2017 was a year of solid progress, as we generated sales of EUR 17.8 billion underpinned by a 4% comparable sales growth, improved our operating profitability margin by 110 basis points, delivered a strong operating cash flow of EUR 1.9 billion, reduced our interest expenses by over EUR 100 million and increased net income from continuing operations to EUR 1,028 million.
Abhijit Bhattacharya
CFO Royal Philips

3.1Financial performance

Management summary

  Sales rose to EUR 17.8 billion, a nominal increase of 2%, which reflected 3% nominal growth in the Personal Health businesses and Diagnosis & Treatment businesses and flat year-on-year sales in the Connected Care & Health Informatics businesses. On a comparable basis 1) the 4% growth was driven by 6% growth in the Personal Health businesses and 3% growth in the Connected Care & Health Informatics and Diagnosis & Treatment businesses.
  As of December 31, 2017, Philips’ shareholding in Philips Lighting was decreased to 29.01% of Philips Lighting’s issued share capital. As a result, Philips no longer has control over Philips Lighting and has ceased to consolidate Philips Lighting. With the completion of this transaction, Philips reached an important milestone in pivoting Philips into a focused health technology company. For further information, refer to Philips Lighting sell-down.
  Net income amounted to EUR 1.9 billion and increased by EUR 379 million compared to 2016, driven by improvements in operational performance, lower net financial expenses and higher discontinued operations results, partly offset by higher restructuring and acquisition-related charges and higher income taxes, which included a tax charge of EUR 171 million due to the US Tax Cuts and Jobs Act. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.
  Adjusted EBITA 1) totaled EUR 2.2 billion, or 12.1% of sales, an increase of EUR 232 million, or 110 basis points as a % of sales, compared to 2016. The productivity programs delivered annual savings of approximately EUR 483 million, ahead of the targeted savings of EUR 400 million, and included approximately EUR 260 million procurement savings, led by the Design for Excellence (DfX) program, and EUR 223 million savings from other productivity programs.
  Net cash provided by operating activities amounted to EUR 1.9 billion and increased by EUR 700 million compared to 2016. Free cash flow 1) amounted to EUR 1.2 billion and increased by EUR 756 million compared to 2016. The increase was mainly driven by higher earnings and the dividend related to the retained interest in the combined businesses of Lumileds and Automotive, lower outflows related to pension de-risking settlements, as well as the cash outflows in Q4 2016 of EUR 280 million related to the Masimo agreements. For further information on the Masimo agreements, refer to Provisions.
  On June 28, 2017, Royal Philips announced a EUR 1.5 billion share buyback program. Philips started the program in the third quarter of 2017 and continues to make progress. As the program was initiated for capital reduction purposes, Philips intends to cancel all of the shares acquired under the program.
  In line with our mission to improve people’s lives, we have embedded sustainability at the heart of our business processes, and Philips was named industry leader in the Dow Jones Sustainability Index for the 3 rd year in a row. In the Carbon Disclosure Project, we achieved the highest score for the 5 th year in a row. Green Revenues, including products and solutions sales, increased to 60% of total revenues in 2017.
Philips Group
Key data
in millions of EUR unless otherwise stated
2015-2017
	2015	2016	2017
Sales	16,806	17,422	17,780
Nominal sales growth	16%	4%	2%
Comparable sales growth [1] )	4%	5%	4%
Income from operations	658	1,464	1,517
as a % of sales	3.9%	8.4%	8.5%
Financial expenses, net	(359)	(442)	(137)
Investments in associates	30	11	(4)
Income taxes	(169)	(203)	(349)
Income from continuing operations	160	831	1,028
Discontinued operations	479	660	843
Net income	638	1,491	1,870
Adjusted EBITA [1] )	1,688	1,921	2,153
as a % of sales	10.0%	11.0%	12.1%

Other indicators
Net income attributable to shareholders per common share in EUR:
basic	0.68	1.58	1.78
diluted	0.68	1.56	1.75
Net cash provided by operating activities	598	1,170	1,870
Net capital expenditures	(752)	(741)	(685)
Free cash flow [1] )	(154)	429	1,185
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
The year 2016
  Sales rose to EUR 17.4 billion, a nominal increase of 4%, which was driven by 5% nominal growth in the Personal Health businesses and Connected Care & Health Informatics businesses and 3% nominal growth in the Diagnosis & Treatment businesses. On a comparable basis 1) the 5% growth was driven by 7% growth in the Personal Health businesses and 4% growth in the Connected Care & Health Informatics and Diagnosis & Treatment businesses.
  Green Revenues, including products and solutions sales, increased to 58% of total revenues in 2016. In recognition of our sustainability achievements, Philips was named industry group leader in the Capital Goods category in the 2016 Dow Jones Sustainability Index
  Net income amounted to EUR 1.5 billion and increased by EUR 853 million compared to 2015, driven by improvements in operational performance, lower charges related to pension de-risking, higher discontinued operations results due to the Funai arbitration award, and lower restructuring and acquisition charges. For more details on the Funai arbitration award please refer to Discontinued operations and assets classified as held for sale.
  Adjusted EBITA 1) totaled EUR 1.9 billion, or 11% of sales, an increase of EUR 233 million, or 100 basis points as a % of sales, compared to 2015. The increase was attributable to higher volumes.
  Net cash provided by operating activities amounted to EUR 1,170 million, an increase of EUR 572 million compared to 2015. Free cash flow 1) amounted to EUR 429 million and increased by EUR 583 million compared to 2015. The increase was mainly due to higher earnings and lower outflows related to pension de-risking settlements and CRT litigation settlements, partly offset by a EUR 280 million outflow related to legal agreements and a EUR 91 million premium payment related to the October 2016 bond redemption.
  As of October 20, 2016, Philips had completed the 3-year EUR 1.5 billion share buy-back program. During the year Philips returned EUR 868 million in dividends and share repurchases.
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure,

refer to Reconciliation of non-IFRS information.

3.1.1Philips Lighting sell-down

In September 2014, Philips announced its plan to sharpen its strategic focus by establishing two stand-alone companies focused on the HealthTech and Lighting opportunities respectively. To this end, a stand-alone structure was established for Philips Lighting within the Philips Group, effective February 1, 2016. Then, on May 27, 2016, Philips Lighting was listed and started trading on Euronext in Amsterdam under the symbol ‘LIGHT’. Following the listing of Philips Lighting, Philips retained a 71.23% stake. The Initial Public Offering resulted in a net cash inflow of EUR 863 million and an increase of shareholders’ equity of EUR 109 million.

In the course of 2017, Philips successfully completed three accelerated bookbuild offerings to institutional investors of a total of 65.35 million shares in Philips Lighting, gradually reducing Philips’ stake in Philips Lighting’s issued share capital to 29.01% by the end of 2017.

The first two transactions in February and April 2017, involving 48.25 million shares, resulted in a net cash inflow of EUR 1,065 million and had a positive impact on shareholders’ equity of the Company of EUR 327 million. In April 2017, we concluded that a loss of control was highly probable due to further sell-downs of the remaining shares within one year. From that date Lighting was presented as a discontinued operation.

In November 2017, by selling another 17.1 million shares, Philips lost control, resulting in the deconsolidation of Philips Lighting. The sale of shares resulted in a net cash inflow of EUR 544 million and a gain of EUR 599 million recognized in Discontinued operations.

As of December 31, 2017, the retained interest in Philips Lighting represents a value of EUR 1,264 million. Philips will sell down its retained interest in Philips Lighting within one year and it is therefore presented under Assets classified as held for sale. The current position of 29.01% is a temporary position which fits in our overall single coordinated plan to sell Philips Lighting in its entirety. Consequently, any future results related to the retained interest – like value adjustments, results upon disposal and dividends – will be reflected in Discontinued operations.

Subsequent to deconsolidation, Philips recognized a valuation loss of EUR 104 million in discontinued operations related to the retained interest, reflecting the stock price developments of Philips Lighting until December 31, 2017.

3.1.2Results of operations

Sales

The composition of sales growth in percentage terms in 2017, compared to 2016, is presented in the table below.

Philips Group
Sales growth composition
in %
2017 versus 2016
	nominal growth	currency effects	consolidation changes	comparable growth [1] )
Personal Health	3.0	1.9	0.7	5.6
Diagnosis & Treatment	3.1	2.0	(1.6)	3.5
Connected Care & Health Informatics	0.2	1.9	1.1	3.2
HealthTech Other	(13.2)	0.2	0.1	(12.9)
Philips Group	2.1	1.9	(0.1)	3.9
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Group sales amounted to EUR 17,780 million in 2017 and increased 2% on a nominal basis. Adjusted for a 1.8% negative currency effect and consolidation impact, comparable sales 1) were 4% above 2016.

Our Personal Health businesses’ sales amounted to EUR 7,310 million, which was EUR 211 million higher than in 2016, or 3% higher on a nominal basis and 6% higher on a comparable basis 1) . For further information, refer to Financial performance.

Our Diagnosis & Treatment businesses’ sales amounted to EUR 6,891 million, which was EUR 205 million higher than in 2016, or 3% higher on both a nominal and a comparable basis 1) . For further information, refer to Financial performance.

Our Connected Care & Health Informatics businesses’ sales amounted to EUR 3,163 million, which was EUR 5 million higher than in 2016, flat year-on-year on a nominal basis and 3% higher on a comparable basis 1) . For further information, refer to Financial performance.

HealthTech Other reported sales of EUR 415 million, which was EUR 63 million lower than in 2016. For further information, refer to Financial performance.

The composition of sales growth in percentage terms in 2016, compared to 2015, is presented in the table below.

Philips Group
Sales growth composition
in %
2016 versus 2015
	nominal growth	currency effects	consolidation changes	comparable growth [1] )
Personal Health	5.2	2.0	0.0	7.2
Diagnosis & Treatment	3.1	0.9	(0.4)	3.6
Connected Care & Health Informatics	4.5	0.1	(0.1)	4.5
HealthTech Other	(5.0)	0.0	0.0	(5.0)
Philips Group	3.7	1.1	0.1	4.9
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Group sales amounted to EUR 17,422 million in 2016, which represents 4% nominal growth compared to 2015. Adjusted for a 1% negative currency effect and consolidation impact, comparable sales 1) were 5% above 2015.

Our Personal Health businesses’ sales amounted to EUR 7,099 million, which was EUR 348 million higher than in 2015, or 5% higher on a nominal basis and 7% higher on a comparable basis 1) . For further information, refer to Financial performance.

Our Diagnosis & Treatment businesses’ sales amounted to EUR 6,686 million, which was EUR 202 million higher than in 2015, or 3% higher on a nominal basis and 4% higher on a comparable basis 1) . For further information, refer to Financial performance.

Our Connected Care & Health Informatics businesses’ sales amounted to EUR 3,158 million, which was EUR 136 million higher than in 2015, or 5% higher on a nominal basis and 4% higher on a comparable basis 1) . For further information, refer to Financial performance.

HealthTech Other reported sales of EUR 478 million, which was EUR 25 million lower than in 2015. For further information, refer to Financial performance.

Performance per geographic cluster

Philips Group
Sales by geographic cluster
in millions of EUR
2015 - 2017

Nominal sales growth by geographic cluster
in %
2015 - 2017
	2015	2016	2017
Mature geographies [1] )	16.0	3.9	0.8
Growth geographies	15.3	3.2	4.8
Philips Group	15.8	3.7	2.1
1)Mature geographies include Western Europe, North America and Other mature geographies.
Comparable sales growth by geographic cluster 1 )
in %
2015 - 2017
	2015	2016	2017
Mature geographies [2] )	2.7	3.3	1.9
Growth geographies	8.1	8.4	8.0
Philips Group	4.4	4.9	3.9
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
2)Mature geographies include Western Europe, North America and Other mature geographies.

Sales in mature geographies were EUR 91 million higher than in 2016, or 1% higher on a nominal basis and 2% higher on a comparable basis 1) . Sales in Western Europe were 1% higher than in 2016 on a nominal basis and 3% higher on a comparable basis 1) . Comparable sales in Western Europe reflected mid-single-digit growth in the Connected Care & Health Informatics businesses and Personal Health businesses, and flat year-on-year sales in the Diagnosis & Treatment businesses. Sales in North America increased by EUR 130 million, or 2% on a nominal basis and 3% on a comparable basis 1) . Comparable sales in North America reflected mid-single-digit growth in the Connected Care & Health Informatics businesses and low-single-digit growth in the Personal Health businesses and Diagnosis & Treatment businesses. Sales in other mature geographies decreased by 5% on a nominal basis and by 2% on a comparable basis 1) .Comparable sales in other mature geographies showed low-single-digit growth in the Diagnosis & Treatment businesses, while the Connected Care & Health Informatics businesses and Personal Health businesses recorded a low-single-digit decline.

In growth geographies, sales were EUR 266 million higher than in 2016 and increased 5% on a nominal basis. The 8% increase on a comparable basis 1) reflected double-digit growth in the Personal Health businesses, high-single-digit growth in the Diagnosis & Treatment businesses and low-single-digit growth in the Connected Care & Health Informatics businesses. The increase was driven by double-digit growth in Middle East & Turkey and high-single-digit growth in China, Latin America and Central & Eastern Europe.

Sales in mature geographies were EUR 443 million higher in 2016 than in 2015, or 4% higher on a nominal basis and 3% higher on a comparable basis 1) . Sales in Western Europe were 2% higher than in 2015 on a nominal basis and 4% higher on a comparable basis 1) . Comparable sales in Western Europe reflected growth in the Personal Health businesses and Diagnostics & Treatment businesses, partly offset by a decline in the Connected Care & Health Informatics businesses. Sales in North America increased by EUR 215 million, or 4% on a nominal basis and 3% on a comparable basis 1) . Nominal sales in other mature geographies increased by 9%. Comparable sales 1) in other mature geographies showed a 2% increase, with growth in the Connected Care & Health Informatics businesses and Personal Health businesses, while Diagnostics & Treatment businesses declined 1%.

In growth geographies, sales were EUR 175 million higher in 2016 than in 2015, which represents a 3% increase on a nominal basis. The 8% increase on a comparable basis 1) reflected double-digit growth in the Diagnostics & Treatment businesses, high-single-digit growth in the Personal Health businesses and low-single-digit growth in the Connected Care & Health Informatics businesses. The increase was driven by double-digit growth in Central & Eastern Europe and high-single-digit growth in China, Latin America and Middle East & Turkey.

Gross margin

In 2017, Philips’ gross margin increased to EUR 8,181 million, or 46.0% of sales, from EUR 7,939 million, or 45.6% of sales, in 2016. Gross margin in 2017 included EUR 98 million of restructuring and acquisition-related charges, whereas 2016 included EUR 22 million of restructuring and acquisition-related charges. 2017 also included EUR 40 million of charges related to quality and regulatory actions, EUR 14 million of charges related to the consent decree focused on the defibrillator manufacturing in the US, and a EUR 36 million net release of provisions. Gross margin in 2016 also included a EUR 12 million net release of provisions and EUR 4 million of charges related to the separation of the Lighting business. The year-on-year increase was mainly driven by improved operational performance in the Personal Health, Diagnosis & Treatment and Connected Care & Health Informatics businesses, partly offset by higher restructuring and acquisition-related charges.

In 2016, Philips’ gross margin was EUR 7,939 million, or 45.6% of sales, compared to EUR 7,212 million, or 42.9% of sales, in 2015. 2015 included EUR 114 million of restructuring and acquisition-related charges, EUR 21 million of charges related to the devaluation of the Argentine peso, a EUR 28 million currency revaluation of other provisions, and EUR 3 million related to the separation of the Lighting business. The year-on-year increase was driven by improved operational performance, as well as lower restructuring and acquisition-related charges.

Selling expenses

Selling expenses amounted to EUR 4,398 million in 2017, or 24.7% of sales, compared to EUR 4,142 million, or 23.8% of sales, in 2016. Selling expenses in 2017 included EUR 127 million of restructuring and acquisition-related charges, compared to EUR 47 million in 2016. Selling expenses in 2017 also included EUR 9 million related to the separation of the Lighting business and EUR 4 million of charges related to the consent decree. Selling expenses in 2016 also included EUR 38 million related to the separation of the Lighting business.

Selling expenses increased from EUR 4,048 million in 2015 to EUR 4,142 million in 2016. Selling expenses as a % of total sales decreased from 24.1% in 2015 to 23.8% in 2016. 2015 included EUR 28 million of restructuring and acquisition-related charges, EUR 31 million of charges related to a legal provision, and EUR 61 million related to the separation of the Lighting business.

General and administrative expenses

General and administrative expenses decreased to EUR 577 million, or 3.2% of sales, in 2017, compared to EUR 658 million, or 3.8% of sales, in 2016. 2017 included EUR 19 million of restructuring and acquisition related-charges, compared to EUR 5 million in 2016. General and administrative expenses in 2017 also included charges of EUR 21 million related to the separation of the Lighting business. 2016 also included charges of EUR 109 million related to the separation of the Lighting business, a EUR 26 million impairment of real estate assets, as well as a EUR 46 million gain from the settlement of a pension-related claim.

General and administrative expenses amounted to EUR 658 million, or 3.8% of sales, in 2016, compared to EUR 1,003 million, or 6.0% of sales, in 2015. 2015 included EUR 31 million of restructuring and acquisition related-charges, as well as charges of EUR 345 million mainly related to settlements for pension de-risking and EUR 110 million related to the separation of the Lighting business.

Research and development expenses

Research and development costs increased from EUR 1,669 million, or 9.6% of sales, in 2016 to EUR 1,764 million, or 9.9% of sales, in 2017. Research and development costs in 2017 included EUR 72 million of restructuring and acquisition-related charges, compared to EUR 21 million in 2016. 2017 also included charges of EUR 22 million related to portfolio rationalization measures, EUR 7 million of charges related to quality and regulatory actions, and EUR 2 million of charges related to the consent decree. The year-on-year increase was mainly due to higher restructuring and acquisition-related charges. Excluding these charges, research and development costs amount to 9.3% of sales.

Philips Group
Research and development expenses
in millions of EUR unless otherwise stated
2015 - 2017
	2015	2016	2017
Personal Health	383	412	415
Diagnosis & Treatment	596	629	715
Connected Care & Health Informatics	386	388	399
HealthTech Other	189	217	221
Legacy Items	8	23	14
Philips Group	1,562	1,669	1,764
as % of sales	9.3%	9.6%	9.9%

Research and development costs increased from EUR 1,562 million, or 9.3% of sales, in 2015 to EUR 1,669 million, or 9.6% of sales, in 2016. 2015 included EUR 16 million of restructuring and acquisition-related charges. The year-on-year increase was mainly due to higher spend in the Personal Health businesses and Diagnosis & Treatment businesses.

Net income, Income from operations (EBIT) and Adjusted EBITA 1)

Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

The overview below shows sales, Income from operations and Adjusted EBITA 1) according to the 2017 segment classifications.

Philips Group
Sales, Income from operations and Adjusted EBITA 1 )
in millions of EUR unless otherwise stated
2016 - 2017
	Sales	Income from operations	%	Adjusted EBITA [1] )%
2017
Personal Health	7,310	1,075	14.7%	1,221	16.7%
Diagnosis & Treatment	6,891	488	7.1%	716	10.4%
Connected Care & Health Informatics	3,163	206	6.5%	372	11.8%
HealthTech Other	415	(149)		(109)
Legacy Items	1	(103)		(48)
Philips Group	17,780	1,517	8.5%	2,153	12.1%

2016
Personal Health	7,099	953	13.4%	1,108	15.6%
Diagnosis & Treatment	6,686	546	8.2%	631	9.4%
Connected Care & Health Informatics	3,158	275	8.7%	324	10.3%
HealthTech Other	478	(129)		(66)
Legacy Items	1	(181)		(76)
Philips Group	17,422	1,464	8.4%	1,921	11.0%
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Net income increased by EUR 379 million compared to 2016, driven by improvements in operational performance, lower net financial expenses and higher discontinued operations results, partly offset by higher restructuring and acquisition-related charges and higher income taxes, which included a total non-cash tax charge of EUR 171 million due to the US Tax Cuts and Jobs Act.

In 2017, Income from operations increased by EUR 53 million year-on-year to EUR 1,517 million, or 8.5% of sales. Restructuring and acquisition-related charges amounted to EUR 316 million, including the charges related to Spectranetics, compared to EUR 94 million in 2016. Income from operations in 2017 also included EUR 47 million of charges related to quality and regulatory actions, EUR 31 million of charges related to the separation of the Lighting business, EUR 26 million of provisions related to the CRT (Cathode Ray Tube) litigation in the US, EUR 22 million of charges related to portfolio rationalization measures, EUR 20 million of charges related to the consent decree focused on the defibrillator manufacturing in the US, a EUR 59 million net gain from the sale of real estate assets, and a EUR 36 million net release of provisions. 2016 also included EUR 152 million of charges related to the separation of the Lighting business, a EUR 26 million impairment of real estate assets, a EUR 12 million net release of provisions, and a EUR 46 million gain from the settlement of a pension-related claim.

Adjusted EBITA 1) amounted to EUR 2,153 million, or 12.1% of sales, and improved by EUR 232 million or 110 basis points as a % of sales compared to 2016. The improvement was mainly attributable to higher volumes, procurement savings and other cost productivity.

Philips Group
Sales, Income from operations and Adjusted EBITA 1 )
in millions of EUR unless otherwise stated
2015
	Sales	Income from opera- tions	%	Adjusted EBITA [1] )%

Personal Health	6,751	736	10.9%	966	14.3%
Diagnosis & Treatment	6,484	322	5.0%	515	7.9%
Connected Care & Health Informatics	3,022	173	5.7%	294	9.7%
HealthTech Other	503	49		8
Legacy Items	46	(622)		(95)
Philips Group	16,806	658	3.9%	1,688	10.0%
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Net income increased by EUR 853 million compared to 2015, driven by improvements in operational performance, lower charges related to pension de-risking, higher discontinued operations results due to the Funai arbitration award, and lower restructuring and acquisition charges.

In 2016, Income from operations increased by EUR 806 million year-on-year to EUR 1,464 million, or 8.4% of sales. 2015 included restructuring and acquisition-related charges of EUR 186 million, charges of EUR 183 million related to the separation of the Lighting business, EUR 345 million mainly related to settlements for pension de-risking, EUR 21 million related to the devaluation of the Argentine peso, EUR 31 million relating to legal provisions, EUR 28 million related to the currency revaluation of other provisions, and a EUR 37 million gain related to the sale of real estate assets.

Adjusted EBITA 1) improved by EUR 233 million or 100 basis points as a % of sales compared to 2015. The improvement was mainly attributable to higher volumes and cost productivity, partly offset by higher expenditure for growth initiatives and innovation.

Personal Health businesses

In 2017, Income from operations amounted to EUR 1,075 million, or 14.7% of sales, an increase of EUR 122 million and a margin increase of 130 basis points compared to 2016. Adjusted EBITA 1) amounted to EUR 1,221 million, or 16.7% of sales, an increase of EUR 113 million or 110 basis points as a % of sales compared to 2016. For further information, refer to Financial performance.

In 2016, Income from operations amounted to EUR 953 million, or 13.4% of sales, an increase of EUR 217 million and a margin increase of 250 basis points compared to 2015. Adjusted EBITA 1) amounted to EUR 1,108 million, or 15.6% of sales, an increase of EUR 142 million or 130 basis points as a % of sales compared to 2015. For further information, refer to Financial performance.

Diagnosis & Treatment businesses

In 2017, Income from operations amounted to EUR 488 million, or 7.1% of sales, a decrease of EUR 58 million and a margin decrease of 110 basis points compared to 2016. Adjusted EBITA 1) amounted to EUR 716 million, or 10.4% of sales, an increase of EUR 85 million or 100 basis points as a % of sales year-on-year. For further information, refer to Financial performance.

In 2016, Income from operations totaled EUR 546 million, or 8.2% of sales, an increase of EUR 224 million and a margin increase of 320 basis points compared to 2015. Adjusted EBITA 1) totaled EUR 631 million, or 9.4% of sales, an increase of EUR 116 million or 150 basis points as a % of sales year-on-year. For further information, refer to Financial performance.

Connected Care & Health Informatics businesses

In 2017, Income from operations totaled EUR 206 million, or 6.5% of sales, a decrease of EUR 69 million and a margin decrease of 220 basis points as a % of sales compared to 2016. Adjusted EBITA 1) totaled EUR 372 million, or 11.8% of sales, an increase of EUR 48 million or 150 basis points as a % of sales year-on-year. For further information, refer to Financial performance.

In 2016, Income from operations totaled EUR 275 million, or 8.7% of sales, an increase of EUR 102 million and a margin increase of 300 basis points as a % of sales compared to 2015. Adjusted EBITA 1) totaled EUR 324 million, or 10.3% of sales, an increase of EUR 30 million or a margin increase of 50 basis points as a % of sales year-on-year. For further information, refer to Financial performance

HealthTech Other

In HealthTech Other we report on the items Innovation, Emerging Businesses, IP Royalties, Central costs and Other.

In 2017, Income from operations amounted to a net cost of EUR 149 million, compared to a net cost of EUR 129 million in 2016. Adjusted EBITA 1) amounted to a net cost of EUR 109 million, compared to EUR 66 million in 2016. For further information, refer to Financial performance.

In 2016, Income from operations amounted to a net cost of EUR 129 million, compared to net gain of EUR 49 million in 2015. Adjusted EBITA 1) amounted to a net cost of EUR 66 million, compared to a net gain of EUR 8 million in 2015. For further information, refer to Financial performance.

Legacy Items

Income from operations in 2017 amounted to a loss of EUR 103 million, and improved by EUR 78 million compared to 2016. For further information, refer to Financial performance.

Income from operations in 2016 amounted to a loss of EUR 181 million, and improved by EUR 441 million compared to 2015. For further information, refer to Financial performance.

Financial income and expenses

A breakdown of Financial income and expenses is presented in the following table.

Philips Group
Financial income and expenses
in millions of EUR
2015 - 2017
	2015	2016	2017
Interest expense (net)	(300)	(299)	(182)
Sale of securities	20	3	1
Impairments	(46)	(24)	(2)
Other	(33)	(122)	46
Financial income and expenses	(359)	(442)	(137)

Net interest expense in 2017 was EUR 117 million lower than in 2016, mainly driven by lower interest expenses on net debt 1) , as a result of the bond redemptions. Other financial income amounted to EUR 46 million in 2017, mainly due to dividend income related to the retained interest in the combined businesses of Lumileds and Automotive. For further information, refer to Financial income and expenses.

Net interest expense in 2016 was in line with 2015. Impairments in 2016 included an amount of EUR 24 million related to Corindus Vascular Robotics. Other financial expense amounted to EUR 122 million in 2016, primarily consisting of financial charges related to the early redemption of USD bonds in October 2016 and January 2017, partly offset by a release of an interest provision related to the Masimo litigation. For further information, refer to Financial income and expenses

Net financial income and expense showed a EUR 359 million expense in 2015. Total financial income of EUR 94 million included EUR 44 million of interest income.

Income taxes

Income taxes amounted to EUR 349 million, compared to EUR 203 million in 2016. The effective income tax rate in 2017 was 25.3%, compared to 19.9% in 2016. This increase was largely due to a tax charge of EUR 72 million for a valuation adjustment of Philips’ US deferred tax assets following the enactment of the US Tax Cuts and Jobs Act in December 2017.

For 2018, we expect our effective tax rate to be within the range of 26%-28%, depending on the geographical mix of taxable income.

Income taxes amounted to EUR 203 million in 2016, compared to EUR 169 million in 2015. The effective income tax rate in 2016 was 19.9%, compared to 54.0% in 2015. The decrease was largely due to a change in the weighted average statutory tax rate and the absence of one-off tax charges in 2016 mainly relating to recognition of deferred tax assets.

Investment in associates

Results related to investments in associates decreased from a gain of EUR 11 million in 2016 to a loss of EUR 4 million in 2017, mainly due to an impairment of EUR 4 million and lower share of income of associates in 2017 compared to 2016.

Results related to investments in associates decreased from a gain of EUR 30 million in 2015 to a gain of EUR 11 million in 2016, mainly reflecting the proceeds from the sale of Assembléon Technologies B.V. in 2015.

Discontinued operations

Discontinued operations consist primarily of the segment Lighting, the combined Lumileds and Automotive businesses, and certain divestments formerly reported as discontinued operations. The results related to these businesses are reported under Discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows.

In 2017, Philips completed several transactions in Philips Lighting shares, which reduced the interest in this company from 71.23% as of December 31, 2016 to 29.01% as of December 31, 2017. In April 2017, triggered by a sale of Philips Lighting shares, we concluded that a loss of control was highly probable due to further sell-downs of the remaining shares within one year. From that date Lighting was presented as a discontinued operation. In November 2017 Philips lost control, resulting in the deconsolidation of Philips Lighting.

On June 30, 2017, Philips completed the sale of an 80.1% interest in the combined Lumileds and Automotive businesses to certain funds managed by affiliates of Apollo Global Management, LLC. The combined businesses of Lumileds and Automotive were reported as discontinued operations as from the end of November 2014.

Philips Group
Discontinued operations, net of income taxes
in millions of EUR
2015 - 2017
	2015	2016	2017
Lighting	247	244	896
The combined Lumileds and Automotive businesses	233	282	(29)
Other	(1)	134	(24)
Discontinued operations, net of income taxes	479	660	843
Net income of Discontinued operations

Discontinued operations results increased by EUR 183 million, mainly due to a EUR 599 million net gain from the deconsolidation of Philips Lighting, partly offset by a EUR 104 million charge related to the change in value of the retained interest in Philips Lighting, a tax charge of EUR 99 million due to the US Tax Cuts and Jobs Act, and the exclusion of the operational results of the combined businesses of Lumileds and Automotive from Discontinued operations following the divestment in Q2 2017. The year 2016 included the Funai arbitration award.

In 2016, income from discontinued operations increased by EUR 181 million to EUR 660 million. The year-on-year increase was mainly due to the Funai arbitration award of EUR 144 million, which includes disbursements and interest as compensation for damages.

For further information, refer to Discontinued operations and assets classified as held for sale.

Net income

Net income amounted to EUR 1,870 million, an increase of EUR 379 million compared to 2016, driven by improvements in operational performance, lower net financial expenses and higher discontinued operations results, partly offset by higher restructuring and acquisition-related charges and higher income taxes, which included a tax charge of EUR 171 million due to the US Tax Cuts and Jobs Act.

Basic earnings per common share from net income attributable to shareholders increased from EUR 1.58 per common share in 2016 to EUR 1.78 per common share in 2017.

Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.

Net income amounted to EUR 1,491 million, an increase of EUR 853 million compared to 2015, driven by improvements in operational performance, lower charges related to the pension de-risking, higher discontinued operations results due to the Funai arbitration award, and lower restructuring and acquisition charges.

Basic earnings per common share from net income attributable to shareholders increased from EUR 0.68 per common share in 2015 to EUR 1.58 per common share in 2016.

Non-controlling interests

Net income attributable to non-controlling interests increased from EUR 43 million in 2016 to EUR 214 million in 2017, mainly as a result of three sales transactions in Philips Lighting shares, which reduced the interest in this company from 71.23% as of December 31, 2016 to 29.01% as of December 31, 2017. Philips Lighting was deconsolidated as from the end of November 2017.

Net income attributable to non-controlling interests increased from EUR 14 million in 2015 to EUR 43 million in 2016, mainly as a result of the sale of the 28.775% minority interest in Philips Lighting.

1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure,

refer to Reconciliation of non-IFRS information.

3.1.3Advertising and promotion

Philips’ total advertising and promotion expenses were EUR 939 million in 2017, an increase of EUR 24 million compared to 2016. The total advertising and promotion investment as a percentage of sales was 5.3% in 2017 and was in line with 2016.

Philips’ brand value increased by 2% to over USD 11.5 billion as measured by Interbrand. In the 2017 listing, Philips is ranked the 41st most valuable brand in the world.

Philips’ total advertising and promotion expenses were EUR 915 million in 2016, an increase of 3% compared to 2015. The increase was mainly due to investments in key mature geographies such as the United States, Japan and Germany. The total advertising and promotion investment as a percentage of sales was 5.1% in 2015.

Philips’ brand value increased by 4% to over USD 11.3 billion as measured by Interbrand. In the 2016 listing, Philips was ranked the 41st most valuable brand in the world.

3.1.4Pensions

In 2017, the total costs of post-employment benefits amounted to EUR 69 million for defined-benefit plans and EUR 315 million for defined-contribution plans. These costs are reported in Income from operations except for the net interest cost component which is reported in Financial expense. The net interest cost for defined-benefit plans was EUR 37 million in 2017.

The overall funded status and balance sheet improved in 2017, mainly due to the transfer of Lighting to Discontinued operations and an additional contribution of EUR 219 million in the US.

2017 included a settlement of the Brazil pension plans leading to a decrease of the defined-benefit obligation of EUR 345 million and the recognition of a settlement loss of EUR 1 million.

In 2016, the total costs of post-employment benefits amounted to EUR 29 million for defined-benefit plans and EUR 299 million for defined-contribution plans. The net interest cost for defined-benefit plans was EUR 48 million in 2016.

2016 included a legal claim settlement gain of EUR 46 million related to the UK pension plan.

The overall funded status and balance sheet improved in 2016, mainly due to contributions of EUR 250 million in the US, partly offset by an increase of the defined-benefit obligation due to lower discount rates.

In 2015, the total costs of post-employment benefits amounted to EUR 537 million for defined-benefit plans and EUR 240 million for defined-contribution plans. The net interest cost for defined-benefit plans was EUR 70 million in 2015.

2015 included settlement costs of EUR 329 million, and past service costs of EUR 14 million were recognized related to de-risking actions taken in the UK. Mainly due to the change to defined-contribution accounting for the Dutch pension plan, the Company’s defined-benefit obligation decreased from EUR 27 billion to EUR 4.5 billion at the end of 2015.

The overall funded status in 2015 decreased as the surpluses of the Dutch and UK plans were no longer included due to their settlements in 2015. The pension deficits recognized in the balance sheet decreased, mainly due to the de-risking actions in the US.

For further information, refer to Post-employment benefits.

3.1.5Restructuring and acquisition-related charges and goodwill impairment charges

Philips Group
Restructuring and related charges
in millions of EUR
2015 - 2017
	2015	2016	2017
Restructuring and related charges per segment:
Personal Health	38	16	8
Diagnosis & Treatment	25	6	63
Connected Care & Health Informatics	37	9	81
HealthTech Other	(20)	27	59
Legacy Items	1
Philips Group	81	58	211
Cost breakdown of restructuring and related charges:
Personnel lay-off costs	105	63	150
Release of provision	(55)	(34)	(37)
Restructuring-related asset impairment	26	14	77
Transfer to Assets held for sales			(5)
Other restructuring-related costs	5	14	27
Philips Group	81	58	211

In 2017, Income from operations included net restructuring charges totaling EUR 211 million. The most significant restructuring projects impacted the Connected Care & Health Informatics businesses, Diagnosis & Treatment businesses and HealthTech Other businesses and mainly took place in the Netherlands and the US. The restructuring comprised mainly product portfolio rationalization and the reorganization of global support functions.

In 2016, Income from operations included net charges totaling EUR 58 million for restructuring. The most significant restructuring projects were mainly related to overhead cost reduction programs in HealthTech Other and took place in the Netherlands.

In 2015, Income from operations included net charges totaling EUR 81 million for restructuring. In 2015, the most significant restructuring projects were related to the Personal Health, Diagnosis & Treatment and Connected Care & Health Informatics businesses.

For further information on restructuring, refer to Provisions.

Philips Group
Acquisition-related charges
in millions of EUR
2015 - 2017
	2015	2016	2017
Acquisition-related charges per segment:
Personal Health	(1)		3
Diagnosis & Treatment	107	31	88
Connected Care & Health Informatics	1	4	10
HealthTech Other		1	5
Philips Group	107	37	106

In 2017, acquisition-related charges amounted to EUR 106 million. The Diagnosis & Treatment businesses recorded EUR 88 million of acquisition-related charges, mainly related to the acquisition of Spectranetics, a US-based global leader in vascular intervention and lead management solutions. Acquisition-related charges relating to Volcano were also included as part of the Diagnosis & Treatment businesses’ acquisition-related charges.

The 2016 acquisition-related charges amounted to EUR 37 million. The Diagnosis & Treatment businesses recorded EUR 31 million of acquisition-related charges, mainly related to Volcano.

The 2015 acquisition-related charges amounted to EUR 107 million. The Diagnosis & Treatment businesses recorded EUR 107 million acquisition-related charges, mainly related to Volcano.

In 2017, in addition to the annual goodwill-impairment tests for Philips, trigger-based impairment tests were performed during the year, resulting in a goodwill impairment of EUR 9 million.

In 2016, in addition to the annual goodwill-impairment tests for Philips, trigger-based impairment tests were performed during the year, resulting in a goodwill impairment of EUR 1 million.

In 2015, the goodwill impairment was nil.

For further information on goodwill sensitivity analysis, please refer to Goodwill.

3.1.6Acquisitions and divestments

Acquisitions

In 2017, Philips completed several acquisitions, with The Spectranetics Corporation (Spectranetics) being the largest. Spectranetics is a US-based global leader in vascular intervention and lead management solutions and is present in 11 countries. Acquisitions in 2017 and prior years led to acquisition and post-merger integration charges of EUR 88 million in the Diagnosis & Treatment businesses and EUR 10 million in the Connected Care & Health Informatics businesses.

In 2016, Philips completed two acquisitions, the largest being Wellcentive, a leading US-based provider of population health management software solutions. Acquisitions in 2016 and prior years led to acquisition and post-merger integration charges of EUR 31 million in the Diagnosis & Treatment businesses and EUR 4 million in the Connected Care & Health Informatics businesses.

In 2015, Philips completed four acquisitions, the largest being Volcano Corporation, an image-guided therapy company based in the United States, and Blue Jay Consulting, a leading provider of hospital emergency room consulting services. Acquisitions in 2015 and prior years led to acquisition and post-merger integration charges of EUR 107 million, mainly in the Diagnosis & Treatment businesses.

Divestments

Apart from the sale of interest in Lumileds and Philips Lighting, Philips completed two divestments during 2017 for an aggregate cash consideration of EUR 54 million.

For details regarding the sale of interests in Lumileds and Philips Lighting, reference is made to Discontinued operations and assets classified as held for sale and Philips Lighting sell-down.

In 2015, Philips completed seven divestments, which included the sale of Assembléon Holding B.V., OEM Remote Controls, Axsun Technologies LLC, and several small businesses within the HealthTech portfolio.

For details, please refer to Acquisitions and divestments.

3.1.7Changes in cash and cash equivalents, including cash flows

The movement in cash and cash equivalents for the years ended December 31, 2015, 2016 and 2017 are presented and explained below:

Condensed consolidated cash flow statements 1 )
in millions of EUR
2015 - 2017
	2015	2016	2017
Beginning cash balance	1,873	1,766	2,334
Net cash provided by operating activities	598	1,170	1,870
Net capital expenditures	(752)	(741)	(685)
Free cash flows [2] )	(154)	429	1,185
Acquisitions and divestments of businesses	(1,046)	(197)	(2,280)
Other cash flow from investing activities	(53)	(156)	(234)
Treasury share transactions	(425)	(526)	(414)
Change in debt	1,252	(1,611)	(205)
Dividend paid to shareholders of the Company	(298)	(330)	(384)
Sale of shares of Philips Lighting		825	1,060
Other cash flow items	80	(18)	(186)
Net cash flows from discontinued operations	537	2,151	1,063
Ending cash balance	1,766	2,334	1,939
1)Please refer to Consolidated statements of cash flows.
2)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Net cash provided by operating activities

Net cash provided by operating activities amounted to EUR 1,870 million in 2017, which was EUR 700 million higher than in 2016, mainly due to EUR 379 million higher earnings in 2017 and the higher outflows recorded in 2016 related to the Masimo agreements.

Net cash provided by operating activities amounted to EUR 1,170 million in 2016, which was EUR 572 million higher than in 2015, mainly due to EUR 853 million higher earnings and EUR 198 million net improvements in working capital-related inflows. Net cash provided by operating activities in 2015 included EUR 382 million cash outflows related to CRT litigation claims and higher pension de-risking settlements. 2016 also included EUR 280 million outflow related to the Masimo agreements (refer to Provisions) and a EUR 91 million premium payment related to the October 2016 bond redemption.

Net cash used for investing activities

In 2017, acquisitions of businesses (including acquisition of investments in associates) amounted to a cash outflow of EUR 2,344 million, which included the acquisition of Spectranetics for EUR 1.9 billion. Net cash proceeds from divestment of businesses amounted to EUR 64 million and were received mainly from divested businesses held for sale. Other investing activities mainly included EUR 295 million net cash used for foreign exchange derivative contracts related to activities for funding and liquidity management, partly offset by EUR 90 million received related to TPV Technology Limited loans.

In 2016, acquisitions of businesses (including acquisition of investments in associates) amounted to a cash outflow of EUR 197 million, which included the acquisition of Wellcentive. Other investing activities mainly included EUR 128 million net cash used for foreign exchange derivative contracts related to activities for funding and liquidity management.

In 2015, acquisitions of businesses (including acquisition of investments in associates) amounted to a cash outflow of EUR 1,118 million, which was mainly related to the acquisition of Volcano. Net cash proceeds from divestment of businesses and equity interest of EUR 71 million mainly include divestment of Assembléon Holding B.V., the OEM remote control business, Axsun Technologies LLC. Other investing activities included EUR 194 million net cash used for foreign exchange derivative contracts related to activities for funding and liquidity management, partly offset by EUR 121 million received related to TPV Technology Limited loans.

Net cash provided by (used for) financing activities

Net cash provided by financing activities in 2017 was EUR 55 million. Philips’ shareholders were given EUR 742 million in the form of a dividend, of which the cash portion of the dividend amounted to EUR 384 million. Net cash proceeds of EUR 1,060 million related to the sales of shares in Philips Lighting. Change in net debt 1) mainly reflected EUR 1.2 billion cash outflow related to the bond redemption and EUR 1 billion cash inflow from bonds issued. Additionally, net cash outflows for share buy-back and share delivery totaled EUR 414 million.

Net cash used for financing activities in 2016 was EUR 1,643 million. Philips’ shareholders were given EUR 732 million in the form of a dividend, of which the cash portion of the dividend amounted to EUR 330 million. Net cash proceeds of EUR 825 million related to the sales of shares in Philips Lighting. Change in net debt 1) mainly reflected the repayment of a loan related to the Volcano acquisition of EUR 1,186 million. Additionally, net cash outflows for share buy-back and share delivery totaled EUR 526 million.

Net cash provided by financing activities in 2015 was EUR 529 million. Philips’ shareholders were given EUR 730 million in the form of a dividend, of which the cash portion of the dividend amounted to EUR 298 million. The net impact of changes in debt was an increase of EUR 1,252 million, which mainly related to financing of the Volcano acquisition. Additionally, net cash outflows for share buy-back and share delivery totaled EUR 425 million.

Cash flows from discontinued operations

Discontinued operations cash flows
in millions of EUR
2015 -2017
	2015	2016	2017
Cash flows from operating activities	761	1,037	350
Cash flows from investing activities	(203)	(112)	856
Cash flows from financing activities	(20)	1,226	(144)
Total discontinued operations cash flows	537	2,151	1,063

In 2017, cash flows from operating activities reflect the period prior to the divestment of the combined Lumileds and Automotive business (six months of cash flows) and prior to the deconsolidation of Lighting (eleven months of cash flows). In 2017, cash flows from investing activities includes the net cash outflow related to the deconsolidation of Philips Lighting of EUR 175 million, consisting of EUR 545 million proceeds from the sale of shares on November 28, 2017, offset by the deconsolidation of EUR 720 million of cash and cash equivalents, and proceeds of EUR 1.1 billion received from the sale of the combined Lumileds and Automotive businesses.

In 2016, cash flows from investing activities includes EUR 144 million cash inflow related to the Funai arbitration and cash flows from financing activities includes new funding of EUR 1.2 billion attracted by Philips Lighting.

In 2015, net cash flows from discontinued operations mainly reflected Philips Lighting net cash provided by operating activities of EUR 569 million. The rest was mainly attributable to net cash flows from the combined Automotive and Lumileds businesses and the Audio, Video, Multimedia & Accessories business.

1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure,

refer to Reconciliation of non-IFRS information.

3.1.8Financing

Condensed consolidated balance sheets for the years 2015, 2016 and 2017 are presented below:

Philips Group
Condensed consolidated balance sheet 1 )
in millions of EUR
2015 - 2017
	2015	2016	2017
Intangible assets	12,216	12,450	11,054
Property, plant and equipment	2,322	2,155	1,591
Inventories	3,463	3,392	2,353
Receivables	5,287	5,636	4,148
Assets held for sale	1,809	2,180	1,356
Other assets	4,080	4,123	2,874
Payables	(5,604)	(6,028)	(4,492)
Provisions	(4,243)	(3,606)	(2,059)
Liabilities directly associated with assets held for sale	(407)	(525)	(8)
Other liabilities	(3,204)	(3,052)	(2,017)
Net asset employed	15,719	16,725	14,799
Cash and cash equivalents	1,766	2,334	1,939
Debt	(5,760)	(5,606)	(4,715)
Net debt [2] )	(3,994)	(3,272)	(2,776)
Non-controlling interests	(118)	(907)	(24)
Shareholders’ equity	(11,607)	(12,546)	(11,999)
Financing	(15,719)	(16,725)	(14,799)
1)Please refer to Consolidated balance sheets
2)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

3.1.9Debt position

Total debt outstanding at the end of 2017 was EUR 4,715 million, compared with EUR 5,606 million at the end of 2016.

Philips Group
Balance sheet changes in debt
in millions of EUR
2015 - 2017
	2015	2016	2017
New borrowings/repayments short-term debt	(1,241)	1,319	4
New borrowings long-term debt	(94)	(1,304)	(1,115)
Repayments long-term debt	104	362	1,332
Forward contracts			(1,018)
Currency effects, consolidation changes and other	(425)	(223)	347
Transfer to liabilities directly associated with assets held for sale			1,342
Changes in debt	(1,656)	154	891

In 2017, total debt decreased by EUR 891 million compared to 2016. New borrowings of long-term debt of EUR 1,115 million were mainly due to the issuance of EUR 500 million floating-rate bonds due 2019 and EUR 500 million fixed-rate bonds due 2023. Repayments of long-term debt amounted to EUR 1,332 million, mainly due to the early redemption of the 5.750% bonds due 2018 in the aggregate principal amount of USD 1,250 million. Payment obligations from forward contracts are mainly related to the EUR 1.5 billion share buyback program for capital reduction purposes announced on June 28, 2017 and are recorded as a financial liability under Long-term and Short-term debt. Other changes mainly resulting from consolidation and currency effects led to a decrease of EUR 347 million. EUR 1,342 million was transferred to Liabilities directly associated with assets held for sale, mainly Lighting debt.

In 2016, total debt decreased by EUR 154 million compared to 2015. New borrowings of EUR 1,304 million were mainly due to new loan facilities for Philips Lighting of EUR 740 million and USD 500 million to replace intragroup financing from Royal Philips. Repayments amounted to EUR 1,681 million, mainly due to the repayment of a USD 1,300 million bridge loan used for the Volcano acquisition, as well as the early redemption of USD 285 million in the aggregate principal amount of USD bonds. Other changes resulting from consolidation and currency effects led to an increase of EUR 223 million.

At the end of 2017, long-term debt as a proportion of the total debt stood at 86% with an average remaining term of 7.6 years, compared to 72% and 7.8 years at the end of 2016.

Total debt outstanding at the end of 2016 was EUR 5,606 million, compared with EUR 5,760 million at the end of 2015, a decrease of EUR 154 million.

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

For further information, please refer to Debt.

3.1.10Liquidity position

As of December 31, 2017, including the cash position (cash and cash equivalents), as well as its EUR 1 billion committed revolving credit facility, the Philips Group had access to available liquidity of EUR 2,939 million, versus Gross Debt (including short and long-term) of EUR 4,715 million.

As of December 31, 2016, including the cash position (cash and cash equivalents), as well as its then existing EUR 2.3 billion committed revolving credit facilities (including EUR 1.8 billion for Royal Philips and EUR 500 million for Philips Lighting), the Philips Group had access to available liquidity of EUR 4,634 million, versus Gross Debt (including short and long-term) of EUR 5,606 million.

Philips Group
Liquidity position
in millions of EUR
2015 - 2017
	2015	2016	2017
Cash and cash equivalents	1,766	2,334	1,939
Committed revolving credit facilities/CP program/Bilateral loan	1,800	2,300	1,000
Liquidity	3,566	4,634	2,939
Available-for-sale financial assets at fair value	75	36	49
Short-term debt	(1,665)	(1,585)	(672)
Long-term debt	(4,095)	(4,021)	(4,044)
Net available liquidity resources	(2,119)	(936)	(1,728)

As at December 31, 2017, the reduction in net available liquidity resources compared to 2016 was mainly driven by the refinancing of the revolving credit facility and the transfer of the net liquidity of Philips Lighting (including cash and cash equivalents, short-term debt and long-term debt) into Discontinued operations.

Royal Philips has a EUR 1 billion committed revolving credit facility which was signed in April 2017 and will mature in April 2022. The facility can be used for general group purposes, such as a backstop of its Commercial Paper Programme.

The Commercial Paper Programme amounts to USD 2.5 billion, under which Royal Philips can issue commercial paper up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. As of December 31, 2017, Royal Philips did not have any loans outstanding under these facilities.

Additionally, Philips held EUR 49 million of equity investments in available-for-sale financial assets (fair value at December 31, 2017). Refer to Other financial assets. Furthermore, Philips is also a shareholder in Philips Lighting (EUR 1,264 million at year-end 2017) which is publicly listed and classified as asset held for sale.

Royal Philips’ existing long-term debt is rated A- (with stable outlook) by Fitch, Baa1 (with stable outlook) by Moody’s, and BBB+ (with stable outlook) by Standard & Poor’s. Our net debt 1) position is managed in such a way that we seek to retain a strong investment grade credit rating. Furthermore, the Group’s aim when managing the net debt 1) position is dividend stability and a pay-out ratio of 40% to 50% of continuing net income after adjustments. Royal Philips’ outstanding long-term debt and credit facilities do not contain financial covenants. Adverse changes in the Company’s ratings will not trigger automatic withdrawal of committed credit facilities nor any acceleration in the outstanding long-term debt (provided that the USD-denominated bonds contain a ‘Change of Control Triggering Event’ and the EUR-denominated bonds contain a ‘Change of Control Put Event’). A description of Philips’ credit facilities can be found in Debt.

As at January 20, 2017, Philips early-redeemed the outstanding 5.750% bonds due 2018 having an aggregate principal amount of USD 1,250 million.

As at September 6, 2017, Philips successfully issued EUR 500 million floating-rate bonds due 2019 and EUR 500 million fixed-rate bonds due 2023. The net proceeds of the offering were used for the refinancing of the EUR 1 billion loan which was entered into for the purpose of financing the acquisition of Spectranetics and for general purposes.

Philips pools cash from subsidiaries to the extent legally and economically feasible. Cash not pooled remains available for local operational or investment needs. The company also faces cross-border foreign exchange controls and/or other legal restrictions in a few countries which could limit its ability to make these balances available on short notice for general use by the group.

Philips believes its current liquidity and direct access to capital markets is sufficient to meet its present financing requirements.

1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure,

refer to Reconciliation of non-IFRS information.

3.1.11Shareholders’ equity

Shareholders’ equity decreased by EUR 547 million in 2017 to EUR 11,999 million at December 31, 2017. The decrease was mainly due to the negative impact of currency translation differences of EUR 984 million, share repurchases made in the open market over the course of the year, the purchase of forward contracts of EUR 1,079 million, and dividend payments to shareholders of Koninklijke Philips N.V. of EUR 384 million (including tax and service charges). This was mainly offset by net results of EUR 1,870 million and the sale of Philips Lighting shares of EUR 327 million.

The number of outstanding common shares of Royal Philips at December 31, 2017 was 926 million (2016: 922 million). At the end of 2017, the Company held 14.7 million shares in treasury to cover the future delivery of shares (2016: 7.2 million shares). This was in connection with the 20.8 million rights outstanding at the end of 2017 (2016: 33.5 million rights) under the Company’s long-term incentive plans. At the end of 2017, the Company held 4.6 million shares for cancellation (2016: 0 shares). In 2016, Philips purchased call options on Philips shares to hedge the majority of the options granted to employees until 2013. As of December 31, 2017 Philips held 6.3 million call options as a hedge of 6.8 million remaining options granted to employees. In order to hedge share buy-back commitments, Philips also entered into several forward contracts in 2017. The total of forward contracts amounted to EUR 1.1 billion in 2017, of which EUR 60 million matured in 2017.

Shareholders’ equity increased by EUR 775 million in 2015 to EUR 11,607 million at December 31, 2015. The increase was mainly a result of EUR 624 million net income and EUR 791 million of other comprehensive income, partly offset by EUR 507 million related to the purchase of shares for the share buy-back program. The dividend payment to shareholders in 2015 reduced equity by EUR 298 million including tax and service charges, while the delivery of treasury shares increased equity by EUR 82 million and net share-based compensation plans increased equity by EUR 82 million.

The number of outstanding common shares of Royal Philips at December 31, 2015 was 917 million.

At the end of 2015, the Company held 11.8 million shares in treasury to cover the future delivery of shares. This was in connection with the 39.1 million rights outstanding at the end of 2015 under the Company’s long-term incentive plans. At the end of 2015, the Company held 2.2 million shares for cancellation.

3.1.12Cash obligations

Contractual cash obligations

The table below presents a summary of the Group’s fixed contractual cash obligations and commitments at December 31, 2017. These amounts are an estimate of future payments, which could change as a result of various factors such as a change in interest rates, contractual provisions, as well as changes in our business strategy and needs. Therefore, the actual payments made in future periods may vary from those presented in the table below:

Philips Group
Contractual cash obligations 1 , 2 )
in millions of EUR
2017
		Payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt [3] )	4,314	465	1,170	878	1,801
Finance lease obligations	306	93	131	53	29
Short-term debt	120	120
Operating leases	741	172	226	147	196
Derivative liabilities	370	167	109		95
Interest on debt	1,785	132	252	226	1,175
Purchase obligations [4] )	480	145	217	86	31
Trade and other payables	2,090	2,090
Contractual cash obligations	10,205	3,383	2,105	1,389	3,328
1)Obligations in this table are undiscounted
2)This table excludes pension contribution commitments and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement
3)Long-term debt includes short-term portion of long-term debt and excludes finance lease obligations
4)Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding for the Group. They specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. They do not include open purchase orders or other commitments which do not specify all significant terms.

Philips has no material commitments for capital expenditures.

Certain Philips suppliers factor their trade receivables from Philips with third parties through supplier finance arrangements. At December 31, 2017 approximately EUR 286 million of the Philips accounts payable were known to have been sold onward under such arrangements whereby Philips confirms invoices. Philips continues to recognize these liabilities as trade payables and will settle the liabilities in line with the original payment terms of the related invoices.

Other cash commitments

The Company and its subsidiaries sponsor post-employment benefit plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. For a discussion of the plans and expected cash outflows, please refer to Post-employment benefits.

The Company had EUR 112 million restructuring-related provisions by the end of 2017, of which EUR 87 million is expected to result in cash outflows in 2018. Refer to Provisions for details of restructuring provisions.

A proposal will be submitted to the upcoming Annual General Meeting of Shareholders to declare a dividend of EUR 0.80 per common share (up to EUR 750 million if all shareholders would elect cash), in cash or shares at the option of the shareholder, against the net income for 2017. Further details will be given in the agenda for the Annual General Meeting of Shareholders, to be held on May 3, 2018.

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. The total fair value of guarantees recognized on the balance sheet amounts to EUR nil million for both 2016 and 2017. Remaining off-balance-sheet business and credit-related guarantees provided on behalf of third parties and associates decreased by EUR 11 million during 2017 to EUR 17 million (December 31, 2016: EUR 28 million).

3.1.13Procurement

In spite of a challenging market environment, Philips came through with the 2017 procurement performance commitment. These results were driven by optimizing costs via various programs, including many DfX events, Total Cost of Ownership (TCO) programs and negotiations to secure the best possible outcome and overcome market headwinds.

Global growth is strengthening but the longer-term challenges remain. Policy stimulus supported the upturn, but the private investment recovery was modest. Continued reliance on credit to fund growth is heightening the risk of an eventual adjustment in China. In addition, a further shift toward protectionist policies in the US and a growing trend in Europe is a distinct threat. The currency risk remains in 2018 as the euro appreciated strongly against the US dollar and Chinese renminbi in 2017. Geopolitical tensions, terrorism and the European challenge with refugees could also play a key role in the outlook in several economies.

The higher commodity market prices over the last year created a challenging environment for Philips. The situation in 2018 will remain the same or will be more challenging, judging by the continuation of the economic improvement, speculation on further pick-up in commodity demand, and actual material market price increases over 2017. The low price levels of raw materials and energy during the period 2015-2016 have led to reduced investment in future supply. This creates the risk of new headwinds once real consumption picks up significantly again and the supply-demand situation reverses.

The year 2016

In the first quarter of the year, global economic growth was running at its weakest pace in three years. In June, an additional threat to future growth came in the shape of Brexit, high credit growth, debt exposures in emerging markets and volatile financial markets.

Commodity prices continued to weaken at the start of 2016. Oil and metal prices fell to extreme lows on weaker global demand, especially due to the slowdown in manufacturing activity in China, but also because of increases in inventories and supply following the past (mining) investments. Market prices for steel, however, showed increases during 2016, driven by a steeper cost curve, a consolidated market as well as a more aggressive anti-dumping approach.

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

3.1.14Real estate

Philips is present in more than 75 countries globally and has its corporate headquarters located in Amsterdam, the Netherlands. In 2017, we further increased the efficiency of our global Real Estate footprint by reducing the space provision by approximately 8%. Our real estate sites are spread across the globe, with key manufacturing and R&D sites in the Americas, Asia and Europe. As our company is very dynamic in streamlining and developing its business portfolio, the real estate activities go hand-in-hand with that. In 2017, we made several adjustments to our footprint in the US (i.e. Foster City Pittsburgh, Nashville Tennessee, and Cambridge Massachusetts), but also in India (i.e. Chennai, Bangalore) and China (i.e. Shanghai), to optimize our global business solutions. We also rightsized and upgraded our Paris and Warsaw offices in EMEA and started to build our global business solutions in India, Poland and the United States. To attract new R&D talent we grew locations in Foster City, Bangalore, Pittsburgh, Moscow and others. With all these adjustments we have established a better balanced real estate footprint globally, which also enables our businesses to be close to their customer base. The vast majority of our locations consist of leased property, and we manage these closely to keep the overall vacancy rates of our property below 3% and to ensure that the right level of space efficiency and flexibility is in place to follow our business developments. The net book value of our land and buildings as at December 31, 2017, represented EUR 584 million, and construction in progress represented EUR 31 million. Our current facilities are in generally good operating condition and are adequate to meet the requirements of our present and foreseeable future operations.

3.2Social performance

We are a purpose-driven company, aiming to improve the lives of 3 billion people annually by 2025. Our people find this purpose powerful, drawing inspiration from the societal impact we achieve. We have a highly engaged and committed workforce; our employee engagement score is consistently above the high-performing norm of 69%, rising from 71% in 2015, to 76% this year.

Our people strategy supports a constantly evolving workforce, capable of delivering strong business performance and executing our strategy. As such we focus on our Workforce of the Future, and our deep commitment to Inclusion and Diversity across our workforce, supported by a Culture of Performance. The future will require a new type of networked organization, where teams dynamically draw from across the organization and unite around a common purpose.

3.2.1Improving people’s lives

At Philips, we strive to make the world healthier and more sustainable through innovation. Our goal is to improve the lives of 3 billion people a year by 2025. To guide our efforts and measure our progress, we take a two-dimensional approach – social and ecological – to improving people’s lives. Solutions from our portfolio that directly support the curative or preventive side of people’s health determine the contribution to the social dimension. This is also our contribution to the UN Sustainable Development Goal 3 (“to ensure healthy lives and promote well-being for all at all ages”). As healthy ecosystems are also needed for people to live a healthy life, the contribution to the ecological dimension is determined by means of our steadily growing Green Solutions portfolio, such as our energy efficient products in our Personal Health businesses. This is our contribution to Sustainable Development Goal 12 (“to ensure sustainable consumption and production patterns”).

Through Philips products and solutions that support people’s health, we improved the lives of 1.34 billion people in 2017 (2016: 1.22 billion), driven by all segments. Our Green Solutions (including Philips Lighting) that contribute to a healthy ecosystem contributed 1.86 billion lives. After the elimination of double counts – people touched multiple times – we arrived at 2.2 billion lives. This is an increase of around 100 million compared to 2016, driven by all segments, mainly in China, India, and North America.

In 2014, Philips pledged to support the United Nation’s Every Woman Every Child initiative, committing to improve the lives of at least 100 million women and children in Africa and South East Asia by 2025. At the United Nations General Assembly week in September 2017, Philips made an extended commitment to improve the lives of 300 million people in underserved healthcare communities by 2025. Philips thereby recognized the often critical needs of women and children in many communities, but also the added burden arising from the increase in non-communicable diseases (NCDs) in communities already struggling without adequate access to healthcare. To monitor our progress on the extended commitment, we use the same Lives Improved methodology and in 2017 we improved the lives of 153 million people in underserved markets (an increase of 16 million compared to 2016).

More information on this metric can be found in Methodology for calculating Lives Improved.

Lives Improved per market

To find out about our Lives Improved metric at global, regional and market level, go to https://www.results.philips.com/#!/interactive-worldmap

The following table shows the Lives Improved metric per market.

Philips Group
Lives Improved per market
Philips Group
Lives Improved per market
Market	Lives Improved (million) [1] ) [2] )	Population (million) [3] )	GDP (USD billion) [4] )
Africa	54	1,210	2,353
ASEAN and the Pacific	246	961	6,213
Benelux	29	29	1,380
Central & East Europe	96	167	1,616
Germany, Austria and Switzerland	94	100	4,749
France	59	66	2,605
Greater China	477	1,422	12,852
Iberia	46	57	1,524
Indian subcontinent	216	1,531	2,799
Italy, Israel and Greece	55	82	2,508
Japan	38	127	4,884
Latin America	177	636	5,693
Middle East & Turkey	110	358	3,120
Nordics	26	27	1,541
North America	358	362	21,003
Russia and Central Asia	67	244	1,880
UK & Ireland	51	71	2,905
1)Source: Philips, double counts eliminated
2)Includes Philips Lighting
3)Source: The World Bank, CIA Factbook & Wikipedia
4)Source: IMF, CIA Factbook & Wikipedia
Philips Group
Lives improved
in billions (includes Philips Lighting)
1.3
by Philips

Health Products

and Solutions
1.9
by Philips

Green Products
1.3
by Philips

Lighting
Total: 2.2 billion (double counts eliminated)
Double counts
Conceptual drawing, areas do not reflect actual proportions

3.2.2Workforce of the Future

Changing workforce demographics, the dynamic business environment and limited availability of strategic skill sets mean that we need to focus on building strategic capabilities that we can offer through location and work arrangements. In 2017 we deepened our Strategic workforce planning practices across our businesses, geographies, and functions and continue to expand on our strategic people’s practices, alongside business strategy and financials.

In Q3 2017 we addressed holistic workforce management, bringing all contingent workers under the responsibility of the HR function and recognizing the significant contribution of the skills and competencies that contingent workers offer. In 2018 we will further manage workforce demand holistically through workforce modelling and talent intelligence, covering 100% of our workforce.

3.2.3Inclusion & Diversity

At Philips, we believe that our workforce should be a reflection of the society in which we operate, a reflection of our customers, and the markets we serve.

We value our full workforce in all aspects of diversity, whether generational, gender, experience, ethnicity, race, sexual orientation, ability, nationality, or other aspects, and believe that an inclusive culture invites a full spectrum of ideas, opinions, and experiences into the decision making.

We believe in fairness, that all individuals have the opportunity to be successful, to be heard and to be valued, without prejudice, and we will strive for this to be felt across Philips. We believe that an inclusive culture and diverse workforce correlates to high performance, and therefore consider improvements in Inclusion & Diversity as a key opportunity for sustainable improvements in business performance.

Fostering Inclusion & Diversity will bring deeper customer insight from a place of understanding, which enables faster and more targeted responses to market changes, ultimately contributing to our collective ability to work together to deliver improved value to our customers.

In 2017 we set a renewed and enhanced intention for Inclusion & Diversity with a number of activations; we set a target for 25% gender diversity of senior leadership by 2020 and provided dashboards for our HR leaders to be able to track diversity for their organizations. We partnered with a leading Inclusion & Diversity training provider to develop unconscious bias training, which will be delivered to our full workforce in 2018. We agreed principles of transparency for appointment and promotion opportunities, whereby we will transparently share open positions, and aim for diverse candidate slates and diverse interview panels for the recruitment of all senior leadership positions. We enhanced our existing Inclusion & Diversity leadership offerings, increasing instances of our Senior Women’s Leadership Program and piloted a Women’s Leadership program focused toward emerging professionals. We also revitalized our existing employee resource groups and launched an Executive Inclusion and Diversity Committee.

Philips Group
Gender diversity
in %
2015 - 2017
Data insights
  120+ nationalities bringing a rich diversity of capabilities, opinions and perspectives
  Gender diversity figures remained stable at 36% overall, with slight increases in the Staff, Professional and Management categories. Diversity of Executives dipped slightly from 19% to 18% female executives
I&D awards

We are delighted to be recognized externally for our inclusive culture externally. This year we achieved three awards in relation to our Life is better when #youareyou campaign, winning ‘Best media representation’ in Workday pride 2017, a Silver award in the category of ‘society’ at the SponsoRing awards, and a silver in the ‘integration award’ for identifying and engaging influencers in the WOMMA awards.

3.2.4Culture of Performance

We have made strong progress in increasing performance. However to succeed as the leading health technology company, we need to further improve how we work and step up all aspects of performance. Our strategy requires us to work together to deliver compelling solutions across the health continuum that bring true value to consumers and customers. Our current behaviors include; winning, taking ownership, teamwork and acting with integrity, yet we can sharpen our focus on customers, delivering with quality, acting fast, and being eager to improve. Living our desired Philips culture is foundational to succeeding in delivering on our vision, and to being the best company in health technology for people who share our passion.

We recognize and value inspiring and inclusive leaders, through smart assessment, development planning, leadership programs, and coaching and sponsoring our talent. In 2017, 87% of Executive-level appointments were internal. We expect to continue to see a low percentage of external hiring at Executive level, where we will increasingly aim to develop and promote our talent from within, complemented with targeted external hiring for critical competencies.

Realizing a culture of performance is grounded in proper people management practices, high quality feedback, transparency and acting on performance and talent outcomes. We will increase our focus on individuals being able to drive their own career, supporting our employees with automation and Artificial Intelligence. We will ensure transparency of opportunities, and fair and open HR processes.

3.2.5Employee engagement

High employee engagement is foundational to achieving our Philips health technology strategy. Our employee survey consistently reports high levels of employee engagement above the high performing norm of 69%, rising from 71% favorable in 2015 to 76% in 2017.

Philips Group
Employee Engagement Index
in %
2015 - 2017
1)2015 includes Philips Lighting

At Philips, we care for our people and believe that we are at our best when our team are at theirs. We understand work is only one part of life. That is why we offer a variety of innovative benefits and health programs to help keep our people mentally and physically strong, and foster flexibility to manage life’s unexpected moments. We also continue to improve the employee journey, experience and value proposition, from attraction, through employment, development and progression, through to alumni. In 2017 we focused on improving candidate experience and onboarding experience, receiving a Glassdoor interview experience award.

Our quarterly employee survey supports us in keeping our finger on the pulse of employee sentiment toward the company, listening to employees’ ideas for improvement, demonstrating to employees that their feedback is valued, and working to ensure that every member of our global team has a role in creating lasting value for our customers, shareholders, and other stakeholders.

3.2.6Employment

The year 2017

In 2017, we built out our health technology portfolio with acquisitions in key areas including image-guided therapy, healthcare consultancy, population health management, digital pathology, and sleep and respiratory care, growing our employee base by a further 1,798.

The total number of Philips Group employees (continuing operations) was 73,951 at the end of 2017, compared to 70,968 at the end of 2016, an increase of 2,983 employees. Following the sale of Lighting, Diagnosis & Treatment is now our largest employee segment with 35%, Personal Health at 31%, Connected Care & Health Informatics at 15% and 19% in HealthTech Other.

Philips Group
Employees per segment
in FTEs at year-end
2015 - 2017
	2015	2016	2017
Personal Health	21,384	22,530	23,170
Diagnosis & Treatment	23,638	23,791	25,757
Connected Care & Health Informatics	10,290	11,033	10,949
HealthTech Other	11,493	13,570	13,965
Legacy Items		43	109
Continuing operations	66,805	70,968	73,951
Discontinued operations	46,154	43,764
Philips Group	112,959	114,731	73,951
Philips Group
Employment
in FTEs
	2015	2016	2017
Balance as of January 1	113,678	112,959	114,731
Consolidation changes:
Acquisitions	1,865	163	1,812
Divestments	(300)	(571)	(332)
Changes in Discontinued operations	442	753	(43763)
Other changes	(2,726)	1,427	1,502
Balance as of December 31	112,959	114,731	73,951

Further to net growth from acquisitions and divestments, we increased our employee base by 1,480 employees, driven by a 6% increase in comparable sales growth (CSG) 1) in our Personal Health businesses, an increased focus on Quality & Regulatory, and the transition period to our future Global Business Services operating model.

Geographic footprint

Approximately 62% of the Philips workforce are located in mature geographies and 38% in growth geographies. In 2017, the number of employees in mature geographies increased by 1,774, mainly due to the acquisitions of Spectranetics and others. The number of employees in growth geographies increased by 1,209, driven mainly by the Personal Health sales growth and Global Business Services program.

Philips Group
Employees per geographic cluster
in FTEs at year-end
2015 - 2017
	2015	2016	2017
Western Europe	21,569	20,657	21,055
North America	19,151	19,828	20,937
Other mature geographies	3,592	3,695	3,962
Mature geographies	44,311	44,180	45,954
Growth geographies	22,494	26,788	27,997
Continuing operations	66,805	70,968	73,951
Discontinued operations	46,154	43,764
Philips Group	112,959	114,731	73,951

Employee turnover

In 2017, employee turnover amounted to 13.6% (of which 8.2% was voluntary) compared to 16.0% (9.6% voluntary) in 2016. The lower turnover in 2017 reflects the increasing employee engagement and strength of our health technology strategy.

Philips Group
Employee turnover
in %
2017
	Staff	Profes-sionals	Manage-ment	Executives	Total
Female	19.2	11.3	10.9	21.4	15.0
Male	19.2	9.5	9.3	15.8	12.8
Philips Group	19.2	10.1	9.7	16.8	13.6
Philips Group
Voluntary turnover
in %
2017
	Staff	Profes-sionals	Manage-ment	Executives	Total
Female	11.0	7.7	6.4	12.9	9.2
Male	11.5	5.9	4.4	5.2	7.7
Philips Group	11.3	6.5	4.9	6.6	8.2
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure,

refer to Reconciliation of non-IFRS information.

3.2.7General Business Principles

The Philips General Business Principles (GBP) incorporate and represent the fundamental principles by which all Philips businesses and employees around the globe must abide. They set the minimum standard for business conduct, both for individual employees and for the company and our subsidiaries. Our GBP also serve as a reference for the business conduct we expect from our business partners and suppliers. Translations of the GBP text are available in 32 languages, allowing almost every employee to read the GBP in their native language. Detailed underlying policies, manuals, training, and tools are in place to give employees practical guidance on how to apply and uphold the GBP in their daily work environments. Details can be found at: www.philips.com/gbp.

In 2017, a total of 382 concerns were reported via the Philips Ethics Line and through our network of GBP Compliance Officers. The previous reporting period (2016) saw a total of 339 concerns, resulting in an increase of 13% in the number of reports.

This is a continuation of the upward trend reported since 2014, the year in which Philips updated its General Business Principles and deployed a strengthened global communication campaign. We believe this trend continues to be in line with our multi-year efforts to encourage our employees to speak up.

More information on the Philips GBP can be found in Risk management. The results of the monitoring measures in place are given in General Business Principles.

3.2.8Health and Safety

At Philips, we strive for an injury-free and illness-free work environment, with a focus on reducing the number of injuries and improving processes. As of 2016, the Total Recordable Cases (TRC) rate is defined as a Key Performance Indicator (KPI), on which we set yearly targets for the company, Business Groups and industrial sites. For data comparability reasons, we also provide the Lost Workday Injury Cases (LWIC) rate.

We recorded 234 TRCs in 2017, a small decrease compared to 239 in 2016. These are cases where an injured employee is unable to work for one or more days, had medical treatment, or sustained an industrial illness. We will continue to monitor this KPI and actively set reduction targets for all our businesses in 2018.

In 2017, we recorded 113 LWICs. These are occupational injury cases where an injured person is unable to work for one or more days after the injury. This represents a 10% increase compared with 103 in 2016. The LWIC rate increased to 0.17 per 100 FTEs in 2017, compared with 0.16 in 2016. The number of Lost Workdays caused by injuries increased by 965 days (30%) to 4,170 days in 2017, mainly caused by longer recovery periods related to a limited number of incidents.

For more information on Health and Safety, please refer to Health and Safety performance.

3.2.9Working with stakeholders

In organizing ourselves around customers and markets, we conduct dialogues with our stakeholders in order to explore common ground for addressing societal challenges, building partnerships and jointly developing supporting ecosystems for our innovations around the world. An overview of stakeholders and topics discussed is provided in Sustainability statements.

For more information on our stakeholder engagement activities in 2017, please refer to Stakeholder engagement.

3.2.10Supplier sustainability

Royal Philips has a direct business relationship with approximately 4,600 product and component suppliers and 18,000 service providers. In many cases the sustainability issues deeper in our supply chain require us to intervene beyond tier 1 of the chain.

Supplier sustainability strategy

Managing our large and complex supply chain in a socially and environmentally responsible way requires a structured and innovative approach while being transparent and engaging with a wide variety of stakeholders. Insights gained through our regular stakeholder engagement process are used as an input to manage our supplier sustainability strategy.

Please refer to Supplier indicators and to the Philips supplier sustainability website for more details on the Philips supplier sustainability program.

3.3Environmental performance

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

In 2016, our CEO Frans van Houten launched our new five-year sustainability program, ‘Healthy people, sustainable planet’, addressing both social and environmental challenges and including associated targets to be achieved by 2020.

The three pillars of the ‘Healthy people, sustainable planet’ program are:

  Creating value for our customers through Sustainable Solutions
  Leading by example in our Sustainable Operations
  Multiplying our impact by driving Sustainability through our supply chain

More details on the program, as well as the results in 2017, have been addressed in this report.

Every year, Royal Philips publishes a full Integrated Annual Report. Our independent auditor Ernst & Young (EY) has not only audited our financial information but has also provided reasonable (highest level) assurance on Sustainability Information in Sustainability statements and sections Social performance and Environmental performance. Please refer to Assurance report of the independent auditor. With this, Philips is a frontrunner in this field.

In this Environmental performance section an overview is given of the most important environmental parameters of the new program. Improving people’s lives, Health and Safety, and Supplier Sustainability are addressed in the Social performance section. Details of the ‘Healthy people, sustainable planet’ parameters can be found in the Sustainability statements.

Environmental impact

Philips has been performing Life-Cycle Assessment (LCAs) since the 1990s. These assessments provide insight into the environmental impacts of our products from cradle to grave, including the supply chain, manufacturing process at Philips, use phase and disposal phase. The insights are used to steer our EcoDesign efforts and to grow our Green solutions portfolio.

As a logical next step we have measured our environmental impact on society at large via a so-called Environmental Profit & Loss (EP&L) account which includes the hidden environmental costs associated with our activities and products, again from cradle to grave. It will support our ‘Healthy people, sustainable planet’ program by providing insights into the main environmental hotspots from an overall business point of view.

The EP&L account is based on LCA methodology in which the environmental impacts are expressed in monetary terms using conversion factors as developed by CE Delft. We used expert opinions and estimates for some parts of the calculations. The figures reported are Philips’ best possible estimate. As we gain new insights and retrieve more and better data, we may enhance the methodology and accuracy of results in the future. For more information we refer to our methodology report.

The current EP&L account only includes the hidden environmental costs along the complete lifecycle of our products and solutions. It does not yet include the benefits to society that Philips generates by improving people’s lives through our products and solutions, e.g. our healthcare or healthy food preparation solutions. We have a well-established methodology to calculate the number of lives we positively touch with our products and solution. It is our aim to look into valuing these societal benefits in monetary terms as well and include them in our future EP&L account, where possible.

Results 2017

In 2017, Philips had an environmental impact (loss) of EUR 7.2 billion of which EUR 200 million (3%) is directly caused by Philips’ own operations, mainly driven by energy consumption at our factories. The main environmental impact, 86% of total, is related to the usage of our products which is due to electricity consumption. Particulate matter formation and climate change are the main environmental impacts accounting for respectively 43% and 28% of the total impact.

Philips
Environmental impact 2017
EUR 7.2 billion
Materials & components
Supply Chain
EUR 785 M
90%
Electronics

& metals
10%
Plastics
Share of materials/components

in environmental footprint
EUR 35 M
Business travelling
EUR 10 M
Philips

non-industrial sites
EUR 30 M
Philips industrial sites
EUR 130 M
Logistics
Customer

use phase
EUR 6.2 billion
EUR 10 M
Product disposal
Conceptual drawing, areas do not reflect actual proportions

The environmental loss includes the environmental impact of the full life-time of our products that we put on the market in 2017, e.g. an average 7 years of usage in case of a vacuum cleaner or 10 years on average in case of a MRI system.

The environmental loss has been positively influenced over the years by our efforts to increase the energy efficiency of our products. This will be enhanced by society’s transition to a renewable energy system. We also expect a shift in our environmental impact from the use phase to our supply chain, i.e. the materials we use in our products. Our supply chain currently has an environmental impact of some EUR 800 million, which is 11% of our total environmental impact. The main contributors are the electronic components, cables and steel used in our products. Through our Circular Economy and Supplier Sustainability programs we will continue to focus on reducing the environmental impact caused by the materials we source and apply in our products.

3.3.1Green Innovation

Green Innovation is the Research & Development spend related to the development of new generations of Green Products and Solutions and Green Technologies.

Sustainable Innovation is the Research & Development spend related to the development of new generations of products and solutions that address the United Nations’ Sustainable Development Goals 3 (“to ensure healthy lives and promote well-being for all at all ages”) or 12 (“to ensure sustainable consumption and production patterns”). With regard to the latter, Philips set a target of EUR 7.5 billion (cumulative) for its health technology businesses for the period 2016 - 2020 as part of the ‘Healthy people, sustainable planet’ program.

In 2017, Philips invested EUR 233 million in Green Innovation while the health technology businesses invested some EUR 1.4 billion in Sustainable Innovation.

Philips Group
Green Innovation per segment
in millions of EUR
2015 - 2017
Diagnosis & Treatment businesses

Philips develops innovative diagnosis and treatment solutions that enable first-time right diagnosis, precision interventions and therapy, while respecting the boundaries of natural resources. Investments in Green Innovation in 2017 amounted to EUR 99 million, a decrease compared to 2016, as a number of large innovation projects had been completed in 2016. All Philips Green Focal Areas are taken into account as we aim to reduce environmental impact over the total lifecycle. Energy efficiency is an area of focus, especially for our large imaging systems such as MRI. Philips also pays particular attention to enabling the upgrading of pathways, so our customers can benefit from the most advanced enhancements in workflow, dose management, and imaging quality with the equipment that they already own which enables reduced materials use and lower cost. Our Diagnosis & Treatment businesses actively support a voluntary industry initiative to improve the energy efficiency of medical imaging equipment. Moreover, we are actively partnering with multiple leading care providers to look together for innovative ways to reduce the environmental impact of healthcare, for example by maximizing energy-efficient use of medical equipment and optimizing lifecycle value.

Connected Care & Health Informatics businesses

Philips innovates with connected health IT solutions that integrate, collect, combine and deliver quality data for actionable insights to help improve access to quality care, while respecting the boundaries of natural resources. It is our belief that well-designed e-health solutions can reduce the travel-related carbon footprint of healthcare, and improve access to care and outcomes. Investments in Green Innovation in 2017 amounted to EUR 33 million, in line with previous years. All Philips Green Focal Areas are taken into account as we aim to reduce environmental impact over the total lifecycle. Energy efficiency and material reduction are the main areas of focus.

Personal Health businesses

Continuous high R&D investments at our Personal Health businesses are also reflected in Green Innovation spend, which amounted to EUR 91 million in 2017, compared with EUR 96 million in 2016. The investments resulted in high Green Revenues in all business groups. The Personal Health businesses continued their work on improving the energy efficiency of their products, closing the materials loop (e.g. by using recycled materials in products and packaging) and the voluntary phase-out of polyvinyl chloride (PVC), brominated flame retardants (BFR), Bisphenol A (BPA) and phthalates from, among others, food contact products. A breakthrough has been achieved with the implementation of PVC-free internal wiring in our SENSEO® portfolio and the application of recycled plastics in our air purification and coffee portfolio. Regarding the phase-out of PVC/BFR, close to 100% of the oral healthcare, mother and child care, male grooming, skincare and female depilation products are PVC/BFR-free. Our new green battery-charged devices outperform the most stringent energy efficiency standard in the world (USA Federal).

HealthTech Other

HealthTech Other invested EUR 10 million in Green Innovations, spread over projects focused on global challenges related to water, air, energy, food, Circular Economy, and access to affordable healthcare. The Research organization within HealthTech Other used the Sustainable Innovation Assessment tool, in which innovation projects are evaluated and scored along environmental and social dimensions, in order to identify those projects that most strongly drive sustainability. Transfers of Research projects include a Lives Improved calculation to assess what the project’s contribution will be to Philips’ vision to improve the lives of 3 billion people a year by 2025. In a Philips Research demonstration project, for example, a new and innovative ‘Philips Unified Monitoring Architecture’ was developed containing standardized components for next-generation patient monitoring, which helps streamline workflows and improve monitoring across the health continuum. Sustainability impact assessment has shown significant improvements in both environmental and social areas. This could be realized by smart concepts for smaller low-power and light-weight modules, and increased battery lifetimes. Herewith a sustainability improvement of over 30% has been demonstrated, while avoiding restricted materials.

Circular Economy

The transition from a linear to a circular economy is essential if we are to create a sustainable world. A circular economy aims to decouple economic growth from the use of natural resources and ecosystems by using these resources more effectively. It is a driver of innovation in the areas of material, component and product re-use, as well as new business models such as system solutions and services. In a circular economy, more effective (re)use of materials enables the creation of more value, both by means of cost savings and by developing new markets or growing existing ones. The ‘Healthy people, sustainable planet’ program includes a target to generate 15% of our revenues in 2020 from circular products and solutions.

For more information on our Circular Economy activities and the progress towards targets in 2017, please refer to Circular Economy.

3.3.2Green Revenues

Green Revenues are generated through products and solutions which offer a significant environmental improvement in one or more Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Circularity, and Lifetime reliability. Green Revenues increased to EUR 10.7 billion in 2017, or 60.2% of sales (58.5% in 2016), thereby reaching a record level for Philips.

Philips Group
Green Revenues per segment
in millions of EUR unless otherwise stated
2015 - 2017

Through our EcoDesign process we aim to create products and solutions that have significantly less impact on the environment during their whole lifecycle. Overall, the most significant improvements have been realized in our energy efficiency Green Focal Area, an important objective of our program, although there was also growing attention for hazardous substances and recyclability in all segments in 2017, the latter driven by our Circular Economy initiatives.

Diagnosis & Treatment businesses

In 2017, our Diagnosis & Treatment businesses maintained their Green Product and Solutions portfolio with redesigns of various Green Products with further environmental improvements. These products improve patient outcomes, provide better value, and help secure access to high-quality care, while reducing environmental impact. We received third-party confirmation in 2017 that the Philips portfolio of 1.5T MRI scanners leads the industry in terms of their energy efficiency according to the COCIR SRI methodology.

Connected Care & Health Informatics businesses

Our Connected Care & Health Informatics businesses maintained its Green Product and Solutions portfolio in 2017.

Personal Health businesses

Our Personal Health businesses focus on Green Products and Solutions which meet or exceed our minimum requirements in the areas of energy consumption, packaging, and substances of concern. Green Revenues in 2017 surpassed 58% of total sales, compared to 56% in 2016. All our new consumer Green Products with rechargeable batteries (like toothbrushes, shavers, and grooming products) outperform the world’s most stringent energy efficiency norm set by the US Federal government. We are making steady progress in developing PVC/BFR-free products. More than 70% of our consumer product sales consist of PVC/BFR-free products, with the exception of the power cords, for which there are not yet economically viable alternatives available. In the remaining 30% of consumer product sales, PVC/BFR has already been phased out to a significant extent, but the products are not yet completely free of these substances.

3.3.3Sustainable Operations

Philips’ Sustainable Operations programs focus on the main contributors to climate change, recycling of waste, reduction of water consumption, and reduction of emissions. Full details can be found in Sustainability statements.

Carbon footprint and energy efficiency

Philips has committed to the ambition of becoming 100% carbon-neutral in our operations and sourcing all our electricity usage from 100% renewable sources by 2020.

As of 2008, Philips reports its climate performance to CDP (formerly known as the Carbon Disclosure Project), a global NGO that assesses the greenhouse gas (GHG) emission performance and management of reporting companies. For the fifth year in a row we received the Climate Leadership (A) score in 2017. In order to deliver on the carbon neutrality commitment we have set ambitious reduction targets.

In 2017, our greenhouse gas emissions resulted in 847 kilotonnes of carbon dioxide-equivalent (CO 2e), but because of our carbon neutrality program, some of our emissions have been compensated for via carbon offsets, resulting in a total of 627 kilotonnes carbon dioxide-equivalent (CO 2e).

Philips reports all its emissions in line with the Greenhouse Gas Protocol (GHGP) as further described in Sustainability statements.

Philips Group
Net operational carbon footprint
in kilotonnes CO 2-equivalent
2013 - 2017

In 2017, our operational carbon intensity (in tonnes CO 2e/EUR million sales) improved by 2%, even as our company recorded 4% comparable sales growth. This still excludes the acquired carbon offsets. As part of our ‘Healthy people, sustainable planet’ program we are continuing our efforts to decouple economic growth from our environmental impact.

The significant reductions in our scope 2 (indirect) emissions are mainly driven by our increased global renewable electricity share from 62% in 2016 to 79% in 2017.

We achieved a major milestone as 100% of our US operations are now powered by renewable electricity from the Los Mirasoles windfarm. In addition, our renewable electricity purchasing consortium with AkzoNobel, DSM and Google closed the second wind energy transaction in the Netherlands in 2017 - the Bouwdokken windfarm in the province of Zeeland. We expect the first Dutch wind energy to be delivered in 2018 and the two Dutch windfarms will power all our operations in the Netherlands by 2019.

Combined with the achieved energy reductions this led to a 53% carbon reduction from our electricity consumption (scope 2) in 2017 compared to 2016.

Our business travel emissions showed a reduction of 15% compared to 2016, driven by an air travel limitation introduced in 2017, which led to an air travel emission reduction of 9%. The emissions resulting from our lease cars decreased by 23% and the emissions from rental cars went down by 5%. In order to further decrease our business travel emissions we will continue to promote video conferencing as an alternative to travel, promote alternative modes of transport and set new fuel efficiency targets in our lease car policy.

As our sales grew, we recorded an increase of 23% in our logistics operations compared to 2016. This mainly resulted from a strong increase in air freight shipments to meet demand. We plan to introduce various measures to drive down air freight shipments by introducing a stricter air freight policy and by optimizing our warehouse locations.

In 2017 we kicked off our carbon neutrality program by compensating 220 kilotonnes of carbon emissions, equivalent to the annual uptake of approximately 6 million medium-sized oak trees. This covers the total emissions of our direct emissions in our sites, all our business travel emissions and part of our logistics emissions. We do so by financing carbon reduction projects in emerging regions that have a strong link with SDG 3 and SDG 12.

We are investing in several carbon emission reduction projects to gradually drive down our emissions to zero by 2020. We have selected projects in emerging regions that, in addition to generating emission reductions, also drive social, economic and additional environmental progress for the communities in which they operate, such as:

Providing access to safe drinking water while reducing wood consumption

These carbon emission reduction projects will provide millions of liters of safe drinking water in Uganda and Ethiopia and will reduce the mortality risk from water-borne diseases. Additionally, less wood will be required for boiling water, leading to less indoor air pollution and slowing down the deforestation rate.

Fighting against respiratory diseases and deforestation by clean cookstoves

By financing high-efficient cookstoves in Kenya and Uganda, less wood will be required for cooking, leading to lower carbon emissions, a reduction in diseases caused by indoor air pollution and a lower deforestation rate in these regions.

Providing access to clean energy while improving health and education

This project will reduce the demand-supply gap in the Dewas region in India and will provide renewable energy to more than 50,000 households. The project will also provide a mobile medical unit in 24 villages, giving diagnosis and medicines free of charge twice a month. Additional funding will be provided to educational programs and improving sanitation facilities in five local schools to maximize the social impact.

Philips Group
Operational carbon footprint by scope
in kilotonnes CO 2-equivalent
2013 - 2017
	2013	2014	2015	2016	2017
Scope 1	44	40	39	42	38
Scope 2 (market based)	114	109	106	121	58
Scope 2 (location based)	213	210	212	252	225
Scope 3	654	594	612	658	751
Total (scope 1, 2 (market based), and 3)	812	743	757	821	847
Emissions compensated by carbon offset projects	0	0	0	0	220
Net operational carbon emissions	812	743	757	821	627

During 2017, the applied emission factors used to calculate our operational carbon footprint have been updated with the latest DEFRA (UK Department for Environment, Food & Rural Affairs) 2017 emission factors. Philips reports all its emissions in line with the Greenhouse Gas Protocol (GHGP) as further described in Sustainability statements.

Philips Group
Ratios relating to carbon emissions and energy use
2013 - 2017
	2013	2014	2015	2016	2017
Operational CO 2 emissions in kilotonnes CO 2-equivalent	812	743	757	821	847
Operational CO 2 efficiency in tonnes CO 2-equivalent per million EUR sales	57.27	53.36	46.58	48.48	47.64
Operational energy use in terajoules	5,918	5,747	5,639	5,526	4,858
Operational energy efficiency in terajoules per million EUR sales	0.42	0.41	0.35	0.33	0.27
Water

Total water intake in 2017 was 888,000 m 3, about 8% lower than in 2016. Personal Health, which consumes 56% of total water usage recorded a 19% decrease. This decrease was mainly due to a relocation of one of the manufacturing sites in China and water-saving actions in various locations. The decrease was partially mitigated by increases in other sites due to production volume increases.

Philips Group
Water intake
in thousands of m 3
2013 - 2017
	2013	2014	2015	2016	2017
Personal Health	652	585	614	613	496
Diagnosis & Treatment	311	392	268	269	312
Connected Care & Health Informatics	77	74	94	81	80
Philips Group	1,040	1,051	976	963	888

In 2017, 97% of water was purchased and 3% was extracted from groundwater wells.

Waste

In 2017, total waste decreased by 1% compared to 2016 to 24.6 kilotonnes, mainly due to operational changes and less packaging waste. The Personal Health businesses contributed 61% of total waste, Diagnosis & Treatment businesses 34% and Connected Care & Health Informatics businesses 5%. The reported increase in waste in the Personal Health businesses was mainly caused by higher production volumes.

Philips Group
Total waste
in kilotonnes
2013 - 2017
	2013	2014	2015	2016	2017
Personal Health	13.2	13.1	13.8	14.3	15.1
Diagnosis & Treatment	6.7	6.8	8.0	9.2	8.3
Connected Care & Health Informatics	1.1	1.2	1.4	1.4	1.2
Philips Group	21.0	21.1	23.2	24.9	24.6

Total waste consists of waste that is delivered for landfill, incineration or recycling. Our sites are addressing both the recycling percentage as well as waste sent to landfill as part of the new sustainability program. Materials delivered for recycling via an external contractor amounted to 20 kilotonnes, which equals 80% of total waste, comparable to 2016. Of the 20% remaining waste, 83% comprised non-hazardous waste and 17% hazardous waste. Our Zero Waste to Landfill KPI excludes one-time-only waste and waste delivered to landfill due to regulatory requirements. According to this definition, in 2017 we reported 2.5 kilotonnes of waste sent to landfill. 17 out of our 38 industrials sites achieved Zero Waste to Landfill status.

Philips Group
Industrial waste delivered for recycling
in %
2017
Emissions

In the ‘Healthy people, sustainable planet’ program, Royal Philips included new reduction targets for the substances that are most relevant for its businesses. In order to provide comparable information at Group level, please find the summary of the emissions of the formerly targeted substances below. Emissions of restricted substances were reduced from 1 kilos in 2016 to zero in 2017, mainly caused by one site in China which phased out a thinner containing benzene. The level of emissions of hazardous substances decreased from 10,496 kilos in 2016 to 5,243 kilos in 2017 (-50%), mainly driven by changes in the lacquering process and product mix in the Personal Health businesses.

Philips Group
Restricted and hazardous substances
in kilos
2013 - 2017
	2013	2014	2015	2016	2017
Restricted substances	29	20	18	1	-
Hazardous substances	27,262	24,712	22,394	10,496	5,243

For more details on emissions from substances, please refer to Sustainable Operations.

3.4Our commitment to Quality

We continue to drive quality and regulatory performance improvement throughout the Philips Group. Under our governance model, the Executive Committee is ultimately accountable for Quality at Philips, supported by the Quality & Regulatory team. The Quality & Regulatory team drives to one common set of standards through the Philips Quality Management System (PQMS), as well as providing transparency on performance and opportunities for further improvement. Inclusion of quality metrics in monthly business reviews has driven transparency and improvement execution.

Our year-over-year performance continues to show improvement. On key end-to-end transformation initiatives, we progressed significantly in 2017, including making headway with the implementation of PQMS for all business groups.

However, 2017 was also an eventful year from a regulatory compliance perspective:

  In August 2017, the Food and Drug Administration (FDA) conducted an inspection of Philips’ Computed Tomography/Advanced Molecular Imaging (CT/AMI) facility in Cleveland, Illinois. This was the first FDA inspection of the site since the temporary, voluntary suspension of manufacturing and shipping of CT/AMI products from Cleveland in 2014. Following the inspection, Philips submitted its response to the inspectional observations for review by the FDA. In December 2017, the company had a constructive meeting with the FDA. Philips will provide monthly status reports to the FDA on its progress in addressing the observations.
  In October 2017, Philips entered into a consent decree with the US Department of Justice, representing the FDA, related to compliance with current good manufacturing practice requirements arising from past inspections in and before 2015, focusing primarily on Philips’ Emergency Care & Resuscitation (ECR) business operations in Andover (Massachusetts, US) and Bothell (Washington, US). The decree also provides for increased scrutiny, for a period of time, of the compliance of the other patient care businesses at these facilities with the Quality System Regulation.

  Under the decree, Philips has suspended the manufacturing and distribution of external defibrillators manufactured at these facilities, subject to certain exceptions, until FDA certifies through inspection the facilities’ compliance with the Quality System Regulation. The decree allows Philips to continue the manufacture and distribution of certain automated external defibrillator (AED) models and Philips will continue to service ECR devices and provide consumables and the relevant accessories.

We are fully engaged with FDA staff concerning both matters and anticipate follow-up inspections of these facilities by FDA in 2018 after further compliance improvements have been made.

Currently we are also focusing on the European Union Medical Devices Regulation (EU MDR) compliance for future market access, and early identification and collaboration in the changing regulatory environment.

Looking ahead we will continue to raise the performance bar, also including Quality in the evaluation of all senior management. With consistency of purpose, top-down accountability, standardization, and leveraging continuous improvement we aim to drive greater speed in the adoption of a Quality mindset throughout the enterprise.

3.5Proposed distribution to shareholders

Pursuant to article 34 of the articles of association of Royal Philips, a dividend will first be declared on preference shares out of net income. The remainder of the net income, after any retention by way of reserve with the approval of the Supervisory Board, shall be available for distribution to holders of common shares subject to shareholder approval after year-end. As of December 31, 2017, the issued share capital consists only of common shares; no preference shares have been issued. Article 33 of the articles of association of Royal Philips gives the Board of Management the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board.

A proposal will be submitted to the upcoming Annual General Meeting of Shareholders to declare a dividend of EUR 0.80 per common share (up to EUR 750 million if all shareholders would elect cash), in cash or in shares at the option of the shareholder, against the net income for 2017.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 7, 2018 at the New York Stock Exchange and Euronext Amsterdam. In compliance with the listing requirements of the New York Stock Exchange and the stock market of Euronext Amsterdam, the dividend record date will be May 8, 2018.

Shareholders will be given the opportunity to make their choice between cash and shares between May 9, 2018 and June 1, 2018. If no choice is made during this election period the dividend will be paid in cash. On June 1, 2018 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume weighted average price of all traded common shares Koninklijke Philips N.V. at Euronext Amsterdam on May 30 and 31, and June 1, 2018. The Company will calculate the number of share dividend rights entitled to one new common share (the ‘ratio’), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. The ratio and the number of shares to be issued will be announced on June 5, 2018. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 6, 2018. The distribution of dividend in cash to holders of New York Registry shares will be made in USD at the USD/EUR rate as per WM/ Reuters FX Benchmark 2 PM CET fixing of June 4, 2018.

Further details will be given in the agenda for the 2018 Annual General Meeting of Shareholders. All dates mentioned remain provisional until then.

Dividend in cash is in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the dividend in cash paid to the shareholders. Dividend in shares paid out of net income and retained earnings is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share).

In 2017, a dividend of EUR 0.80 per common share was paid in cash or shares, at the option of the shareholder. For 48.3% of the shares, the shareholders elected for a share dividend resulting in the issue of 11,264,163 new common shares, leading to a 1.2% dilution. EUR 384 million was paid in cash. See also Investor Relations.

The balance sheet presented in this report, as part of the Company financial statements for the period ended December 31, 2017, is before appropriation of the result for the financial year 2017.

3.6Critical accounting policies

Critical accounting policies

The preparation of Philips’ financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of our financial statements. The policies that management considers both to be most important to the presentation of Philips’ financial condition and results of operations and to make the most significant demands on management’s judgments and estimates about matters that are inherently uncertain, are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment. A more detailed description of Philips’ accounting policies appears in Significant accounting policies.

Accounting for income taxes

As part of the process of preparing consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it conducts business. This process involves estimating actual current tax expense and deferred tax. Temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The Company regularly reviews the deferred tax assets for recoverability and will only recognize these if it is believed that sufficient future taxable profit is available, including income from forecasted operating earnings, the reversal of existing taxable temporary differences and established tax planning relating to the same taxation authority and the same taxable entity. For a discussion of the tax uncertainties, please refer to the information under the heading “Tax risks” in Income taxes.

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

In 2017 the Company performed and completed goodwill annual impairment tests in the fourth quarter, in line with 2016. In prior year, the Company also performed goodwill annual impairment tests in the second quarter which was in line with 2015.

Goodwill is allocated to the cash generating units. The basis of the recoverable amount used in the annual impairment test and trigger-based impairment tests is generally the value in use. Key assumptions used in the impairment tests were sales growth rates, EBITA 1) and the rates used for discounting the projected cash flows. These cash flow projections were determined using the Royal Philips management’s internal forecasts that cover an initial period from 2018 to 2020.

Projections were extrapolated with stable or declining growth rates for a period of 5 years, after which a terminal value was calculated for the first year. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and EBITA 1) used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. EBITA 1) in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies. Please refer to Goodwill.

1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

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

New Accounting Standards

For a description of the new pronouncements, please refer to the information under the heading “IFRS accounting standards adopted as from 2017” in Significant accounting policies.

Off-balance sheet arrangements

Please refer to the information under the heading “Guarantees” in Cash obligations and in Contingent assets and liabilities.

4Segment performance

Our structure in 2017

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

In September 2014, Philips announced its plan to sharpen its strategic focus by establishing two stand-alone companies focused on the HealthTech and Lighting opportunities respectively. To this end, a stand-alone structure was established for Philips Lighting within the Philips Group, effective February 1, 2016. Then, on May 27, 2016, Philips Lighting was listed and started trading on Euronext in Amsterdam under the symbol ‘LIGHT’. Following the listing of Philips Lighting, Philips retained a 71.225% stake. In the course of 2017, Philips gradually reduced its stake in Philips Lighting’s issued share capital to approximately 29.01%, in line with its stated objective to fully sell down its stake in Philips Lighting within one year.

Following the latter accelerated bookbuild offering on November 28, 2017, Philips no longer has control over Philips Lighting and ceased to consolidate Philips Lighting as from the end of November 2017.

The reportable segments are Personal Health businesses, Diagnosis & Treatment businesses, and Connected Care & Health Informatics businesses, each being responsible for the management of its business worldwide. Additionally, Philips identifies HealthTech Other and Legacy Items, as shown below:

Personal

Health

businesses
Health & Wellness

Personal Care

Domestic

Appliances

Sleep &

Respiratory Care
Diagnosis &

Treatment

businesses
Diagnostic

Imaging

Image-Guided

Therapy

Ultrasound
Connected Care & Health Informatics businesses
Patient Care &

Monitoring Solutions

Healthcare Informatics

Population Health

Management
HealthTech Other
Innovation

Emerging Businesses

IP Royalties

Central costs

Other
Legacy Items
Legacy litigation

Separation cost
Focus of external reporting

4.1Personal Health businesses

Egbert van Acht was appointed Chief Business Leader of the Personal Health businesses effective October 1, 2017, succeeding Pieter Nota. Egbert joined Philips in 2002 and has held various senior leadership roles in the company. Most recently, he led the Health & Wellness business group for seven years. Egbert started his career at Procter & Gamble.

4.1.1About Personal Health businesses

Our Personal Health businesses play an important role on the health continuum – in the healthy living, prevention and home care stages – delivering integrated, connected solutions that support healthier lifestyles and those living with chronic disease.

Leveraging our deep consumer expertise and extensive healthcare know-how, we enable people to live a healthy life in a healthy home environment, and to proactively manage their own health.

Through our various businesses, Personal Health has delivered sustained strong growth and margin expansion in recent years, driven by five main factors:

  Share gains in growing markets
  Geographical expansion with proven propositions
  Innovation at the forefront of digital health
  High-impact consumer marketing programs
  Leadership in online sales

Through 2017, we have driven above-market growth and stepped up profitability into the mid-teens, building on a strong track record. Personal Health has many distinct product categories and associated competitors, including Procter & Gamble in Personal Care and Oral Healthcare, Groupe SEB in Domestic Appliances and ResMed in Sleep & Respiratory Care.

In 2017, the Personal Health segment consisted of the following areas of business:

  Health & Wellness: mother and child care, oral healthcare
  Personal Care: male grooming, beauty
  Domestic Appliances: kitchen appliances, coffee, air, garment care, floor care
  Sleep & Respiratory Care: sleep, respiratory care, respiratory drug delivery
Personal Health
Total sales by business
as a %
2017

Through our Personal Health businesses, we offer a broad range of products in various consumer price segments, always aiming to realize premium value. We continue to expand our portfolio and increase its accessibility, particularly in lower-tier cities in growth geographies. We are well positioned to capture further growth in online sales and continue to build our digital and e-commerce capabilities. We also continue to roll-out high-impact consumer marketing programs in support of key innovations. In 2017, we further rolled out Philips OneBlade, accompanied by an innovative Digital Advocacy Marketing Program, for which we received a Euro Gold Effie Award 2017 in the category ‘Product/Service launch’.

The company’s wide portfolio of connected consumer health platforms – such as uGrow, DiamondClean Smart and DreamFamily – leverages Philips HealthSuite, a cloud-enabled connected health ecosystem of devices, apps and digital tools that enable personalized health and continuous care.

We are leveraging connectivity to engage consumers in new and impactful ways through social media and digital innovation. For example, in 2017 we launched the Philips Sonicare DiamondClean Smart toothbrush, a complete oral care solution for a healthier mouth. This toothbrush gives users exceptional results thanks to new, high-performance brush heads and personalized coaching enabled by smart sensor technology. Via the Philips HealthSuite digital platform, the app is a virtual hub for personal oral healthcare, enabling users to manage their brushing and breath quality on a daily basis, share results with their dental practitioners, and receive personalized guidance and advice.

Under normal economic conditions, Philips’ Personal Health businesses experience seasonality, with higher sales in the fourth quarter.

In 2017, Personal Health employed 23,170 people worldwide. The global sales and service organization covered more than 50 mature and growth geographies. In addition, we operated manufacturing and business creation organizations in Argentina, Austria, Brazil, China, India, Indonesia, Italy, the Netherlands, Romania, the UK and the US.

Philips’ Personal Health businesses are subject to regulatory requirements in the markets where they operate. This includes the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), Energy-using Products (EuP) requirements and Product Safety Regulations. We have a growing portfolio of medically regulated products in our Health & Wellness, Personal Care and Sleep & Respiratory Care businesses. For these products we are subject to the applicable requirements of the US FDA, the European Medical Device Directive, the CFDA in China and comparable regulations in other countries. Through our growing beauty, oral healthcare and mother and child care product portfolio the range of applicable regulations has been extended to include requirements relating to cosmetics and, on a very small scale, pharmaceuticals.

With regard to quality, please refer to Our commitment to Quality.

With regard to sourcing, please refer to Supplier indicators.

4.1.22017 business highlights

At the International Dental Show in Germany, the world’s leading trade fair for the dental sector, Philips introduced the Philips Sonicare DiamondClean Smart toothbrush and Philips Sonicare Breath care system with breath analyzer, an all-in-one connected oral care platform. Philips also presented the results of a new clinical study demonstrating the effectiveness of Philips Sonicare power toothbrushes and Philips AirFloss Ultra.

Philips acquired UK-based Health & Parenting, a leading developer of mobile applications for expectant and new parents, used by one in two expectant mothers in the UK.

As a driver of new care models, Philips teamed up with leading telehealth provider American Well to jointly deliver virtual care solutions around the world by embedding American Well’s mobile telehealth services into an array of Philips solutions, starting with the Philips Avent uGrow parenting platform, giving parents 24/7 access to professional medical consultations.

Launched less than two years ago, the revolutionary OneBlade hybrid styler, which can trim, edge and shave any length of male facial hair, generated annual sales of more than EUR 100 million within 18 months of its launch.

Building on the company’s market-leading propositions in healthy eating, Philips launched the latest generation of the Philips Airfryer, which features an innovative technology to prepare tasty, healthier food with little to no oil. As a leader in this category, Philips has sold close to 10 million Airfryers globally to date.

Philips’ Sleep & Respiratory Care business continues to grow in respiratory care, with strong acceptance of its market-leading home ventilation offerings. This portfolio was further extended with the launch of the connected Trilogy ventilator in North America, linking it to Philips’ unique patient management solution Care Orchestrator. In sleep care, continued mask share gains were driven by strong traction of the DreamWear family of masks, including the recently introduced DreamWear Pillow mask.

Philips acquired Respiratory Technologies, a US-based provider of an innovative airway clearance solution for patients with chronic respiratory conditions.

In China, Philips partnered with Oranger, a service provider specialized in chronic respiratory disease management, and Health 100, the largest health examination organization in China, to provide integrated solutions for chronic respiratory diseases that cover screening, referral, treatment and recovery. As part of the agreement, Philips acquired a minority interest in Oranger.

Building on its strategy to deliver relevant solutions and business models, Philips acquired Australian Pharmacy Sleep Services (APSS), a pioneer in pharmacy sleep testing. APSS will complement Philips’ sleep and respiratory care portfolio and will help to accelerate the business’s home sleep testing offering through the pharmacy channel in Australia.

4.1.3Financial performance

Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.

Personal Health
Key data
in millions of EUR unless otherwise stated
2015 - 2017
	2015	2016	2017
Sales	6,751	7,099	7,310
Sales growth
Nominal sales growth	14%	5%	3%
Comparable sales growth [1] )	5%	7%	6%
Income from operations	736	953	1,075
as a % of sales	10.9%	13.4%	14.7%
Adjusted EBITA [1] )	966	1,108	1,221
as a % of sales	14.3%	15.6%	16.7%
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information

In 2017, sales amounted to EUR 7,310 million, a nominal increase of 3% compared to 2016. Excluding a 3% negative currency impact, comparable sales 1) were 6% higher year-on-year, driven by high-single-digit growth in Health & Wellness and mid-single-digit growth in Sleep & Respiratory Care, Domestic Appliances and Personal Care. Green Revenues amounted to EUR 4,237 million, or 58% of total segment sales.

Sales in growth geographies increased 7% on a nominal basis and on a comparable basis 1) growth geographies showed double-digit growth, reflecting double-digit growth in Latin America, Middle East & Turkey and India, and high-single-digit growth in China and Central & Eastern Europe. Mature geographies increased 1% on a nominal basis and on a comparable basis recorded low-single-digit growth, driven by mid-single-digit growth in Western Europe and low-single-digit growth in North America, partly offset by a low-single-digit decline in other mature geographies.

Income from operations in 2017 increased to EUR 1,075 million, or 14.7% of sales compared to EUR 953 million, or 13.4% of sales in 2016. The year 2017 included EUR 136 million of amortization charges, mainly related to intangible assets in Sleep & Respiratory Care, compared to 2016 which include EUR 139 million of amortization charges, mainly related to intangible assets at Sleep & Respiratory Care. Restructuring and acquisition-related charges were EUR 11 million, compared to EUR 16 million in 2016.

Adjusted EBITA 1) increased by EUR 113 million or 110 basis points as a % of sales compared to 2016. The increase was attributable to higher volumes and procurement savings, partly offset by investments in advertising & promotion.

Personal Health
Sales per geographic cluster
in millions of EUR
2015 - 2017
Personal Health
Income from operations and Adjusted EBITA 1)
in millions of EUR unless otherwise stated
2015 - 2017
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information
2)Adjusted items include restructuring, acquisition-related and other charges

In 2016, sales amounted to EUR 7,099 million, a nominal increase of 5% compared to EUR 6,751 in 2015. Excluding a 2% negative currency impact, comparable sales 1) were 7% higher year-on-year, driven by double-digit growth in Health & Wellness and mid-single-digit growth in Personal Care, Sleep & Respiratory Care and Domestic Appliances. Green Revenues amounted to EUR 3,951 million, or 56% of total segment sales.

From a geographic perspective, on a nominal basis sales increased by 2% in growth geographies and 7% in mature geographies. Sales on a comparable basis 1) both growth geographies and mature geographies achieved high-single-digit growth. In growth geographies, the increase was mainly driven by Central & Eastern Europe and Middle East & Turkey. Mature geographies recorded high-single-digit growth, driven by high-single-digit growth in Western Europe, mid-single-digit growth in North America and low-single-digit growth in other mature geographies.

Income from operations in 2016 increased by EUR 217 million, or 250 basis points as a % of sales by compared to EUR 736 million or 10.9% of sales in 2015. The 2015 year included EUR 149 million of amortization charges, mainly related to intangible assets at Sleep & Respiratory Care. Restructuring and acquisition-related charges were EUR 37 million in 2015.

Adjusted EBITA 1) increased by EUR 142 million or 130 basis points as a % of sales compared to 2015. The increase was attributable to higher volumes and cost productivity.

1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure,

refer to Reconciliation of non-IFRS information.

4.1.4Healthy people, sustainable planet

Sustainability continued to play an important role in the Personal Health businesses in 2017, with the main focus on optimizing the sustainability performance of our products and operations. Green Revenues – i.e. sales of products and solutions which meet or exceed our minimum requirements in the area of energy consumption, packaging and/or substances of concern – accounted for 58% of total sales in 2017. All Green Products with rechargeable batteries exceed the stringent California energy efficiency standard by at least 10%. And over 70% of total consumer sales are PVC- and/or BFR-free products (excluding power cords).

As part of our Circular Economy program we have continued to increase the use of recycled materials in our products. Over 1,850 tons of recycled plastics were used in kitchen appliances, vacuum cleaners, irons, air purification and coffee machines, compared to 1,440 tons in 2016. The revenue from Circular Products reached over EUR 473 million in 2017, comprised of turnover generated from performance- and access-based business models in Sleep & Respiratory Care and products with recycled plastic materials. Furthermore, circular opportunities across multiple products have been explored through pilots with access-based business models, which have the potential to generate future circular revenues. To maximize the use of resources and capture value from our commercial returns, pilots are running to sell refurbished products to our consumers – at the same time, capabilities are also being developed to enable the scale-up of these pilots.

As a concrete example of our commitment to sustainability we have improved the design of the 2000 Series Air Cleaner to ensure it meets the green product requirements. This means that the device meets the Chinese requirements for high cleaning energy efficiency, is free of polyvinylchloride (except power cord) and has over 600 grams of recycled plastics in the interior parts of the product.

In our operations, we continue to make positive progress towards our ultimate aim of having carbon-neutral production sites by 2020. In 2017, 47% of the electricity used in manufacturing sites came from renewable sources and 85% of the industrial waste was recycled. We sent 6% of our manufacturing waste to landfill in 2017. At the end of 2017, 9 out of 18 Personal Health businesses’ manufacturing sites reported zero waste to landfill, with five achieving this status during the year. Based on detailed action plans we are working closely with the remaining sites to achieve zero waste to landfill status by the end of 2020.

4.2Diagnosis & Treatment businesses

The Chief Business Leader of the Diagnosis & Treatment businesses segment, Rob Cascella, joined Philips in April 2015. He has more than 30 years of experience in the healthcare industry and has served on the boards of several companies, including 10 years as President and later CEO of Hologic Inc.

4.2.1About Diagnosis & Treatment businesses

Our Diagnosis & Treatment businesses are foundational to our health technology strategy, delivering on the promise of precision medicine and least-invasive treatment and therapy. We enable our customers to realize the full potential of their ‘quadruple aim’ – to improve outcomes, lower the cost of care delivery and enhance patient and staff experiences – by enabling first-time-right diagnosis and treatment. We are focused on solutions (consisting of suites of systems, smart devices, software and services) that are robust and easy to use, while providing the most efficient path to obtaining a definitive diagnosis by integrating multiple sources of information and combining the data to create a comprehensive patient view. By bringing together imaging morphology, pathology and genomics, we are able to interrogate and extract the information needed to offer highly personalized care. Informatics is central to everything we do: our KLAS-awarded IntelliSpace Portal platform, for example, provides artificial intelligence to make more consistent decisions, as well as making it easier to share and collaborate.

We are expanding the applications for image-guided treatment and therapy – where clinicians are provided with the technology necessary to determine the presence of disease, guide procedures, deliver least-invasive treatment, and confirm effectiveness. Our solutions enable patient-specific treatment planning and selection, simplify complex procedures through integrated real-time guidance, and provide clinically proven treatment solutions. In 2017, we reinforced our leadership in image-guided therapy solutions with the global launch of Philips Azurion, the next-generation image-guided therapy platform that enables clinicians to perform a wide range of routine and complex procedures, helping them to optimize interventional lab performance and provide superior care. We provide image guidance both in our proprietary products and by partnering with radiation therapy companies like Elekta and IBA to deliver real-time, precise cancer treatment.

In 2017, Philips made two significant acquisitions to further strengthen our Diagnosis & Treatment businesses. Spectranetics’ portfolio – including laser atherectomy catheters, the AngioSculptX drug-coated scoring balloon and the Stellarex drug-coated balloon – is highly complementary to Philips’ and will support our expansion in image-guided therapy devices – specifically addressing peripheral vascular disease. Furthermore, to reinforce our leadership position in ultrasound, Philips acquired TomTec Imaging Systems, a leading provider of clinical applications and intelligent image-analysis software.

In addition to our solutions for disease-specific clinical pathways, we provide a range of technologies to help our customers improve their operations and workflow. In 2017 we continued to build out our comprehensive PerformanceBridge suite of software services designed to improve radiology department operations, e.g. by providing practice management, dose management and service analytics. And we received FDA clearance for IntelliSpace Portal 9.0 and a range of innovative applications for radiology. The platform gives clinicians a comprehensive view of each patient, enabling efficient diagnosis of a broad range of conditions.

Our Diagnosis & Treatment businesses’ value proposition to customers is based on leveraging our extensive clinical experience with our broad portfolio of technologies – making us uniquely capable to provide meaningful solutions that ultimately can improve the lives of the patients we serve while lowering the cost of care delivery for our customers.

Through our various businesses, Diagnosis & Treatment is focused on growing market share and profitability by:

  driving operational excellence in Diagnostic Imaging by delivering integrated products that are robust in design, easy to use, and promote efficient workflow enhancing our offerings in oncology, cardiology and radiology and expanding our solutions offering, which comprises systems, smart devices, software and services leveraging the Volcano and Spectranetics acquisitions and driving expansion into devices for treatment addressing underpenetrated adjacencies in general imaging and obstetrics/gynecology in Ultrasound, as well as expanding in point-of-care with new products and our partnership with B.Braun to innovate and accelerate growth in ultrasound-guided regional anesthesia and vascular access.

Philips is one of the world’s leading health technology companies (based on sales) along with Medtronic, General Electric and Siemens. The competitive landscape in the healthcare industry is evolving with the emergence of new market players. The United States, our largest market, represented 34% of Diagnosis & Treatment’s global sales in 2017, followed by China, Japan and Germany. Growth geographies accounted for 34% of Diagnosis & Treatment’s sales. In 2017, Diagnosis & Treatment had 25,757 employees worldwide.

Through 2017 we consistently focused on our value-creation strategy to ensure continued growth and margin improvement.

In 2017, the Diagnosis & Treatment segment consisted of the following areas of business:

  Diagnostic Imaging: Magnetic Resonance Imaging, Computed Tomography, Advanced Molecular Imaging, Diagnostic X-Ray, which includes digital X-ray and mammography, and integrated clinical solutions, which include radiation oncology treatment planning, disease-specific oncology solutions and X-Ray dose management
  Image-Guided Therapy: interventional X-ray systems, encompassing cardiology, radiology and surgery, and interventional imaging and therapy devices that include Intravascular Ultrasound (IVUS), Fractional Flow Reserve (FFR) and atherectomy catheters and drug-coated balloons for the treatment of coronary artery and peripheral vascular disease
  Ultrasound: imaging products focused on diagnosis, treatment planning and guidance for cardiology, general imaging, obstetrics/gynecology, and point-of-care applications, as well as proprietary software capabilities to enable advanced diagnostics and intervention.
Diagnosis & Treatment
Total sales by business
as a %
2017

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

Philips’ Diagnosis & Treatment businesses are committed to compliance with regulatory product approval and quality system requirements in every market we serve, by addressing specific requirements of local and national regulatory authorities including the US FDA, the CFDA in China and comparable agencies in other countries, as well as the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) regulations.

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

With regard to the US Food and Drug Administration (FDA) inspection of the Cleveland facility (Illinois, USA) and Philips’ Management System improvement program, please refer to Our commitment to Quality.

With regard to sourcing, please refer to Supplier indicators.

4.2.22017 business highlights

Philips reinforced its leadership in image-guided therapy solutions with the global launch of Philips Azurion, the next-generation image-guided therapy platform that enables clinicians to perform a wide range of routine and complex procedures, helping them to optimize interventional lab performance and provide superior care.

To further strengthen its Diagnosis & Treatment businesses, Philips acquired Spectranetics. Its highly complementary portfolio, including laser atherectomy catheters, the AngioSculptX drug-coated scoring balloon and the Stellarex drug-coated balloon, will support Philips’ expansion in image-guided therapy devices. Furthermore, to reinforce its leadership position in ultrasound, Philips acquired TomTec Imaging Systems, a leading provider of clinical applications and intelligent image-analysis software.

Philips Volcano continued its strong performance as the business reached an important milestone with the results of two large clinical trials demonstrating the benefits of Philips’ Instant Wave-Free Ratio (iFR) technology compared to Fractional Flow Reserve (FFR), the current standard, removing a critical barrier for the use and adoption of iFR to decide, guide and confirm appropriate therapies.

B. Braun and Philips entered into a strategic alliance to innovate and accelerate growth in ultrasound-guided regional anesthesia and vascular access. The alliance launched Xperius, a new co-branded mobile ultrasound system specifically designed as the platform to support current and future integrated solutions in this fast-growing market.

Further strengthening its portfolio of imaging solutions, Philips received FDA 510(k) clearance for its ElastQ ultrasound imaging technology for non-invasive assessment of liver conditions. Philips also launched Access CT, a new CT system designed for healthcare organizations seeking to establish or enhance CT imaging capabilities at affordable cost.

Building on its portfolio of long-term strategic partnerships, Philips signed multiple new agreements. For example, Philips has partnered with the Singapore Institute of Advanced Medicine Holdings to provide its new oncology center with a range of Philips’ advanced diagnostic imaging systems, combined with clinical informatics and services for a multi-year term.

Philips continued its strong growth momentum in China, driven by its innovative consumer health and professional healthcare portfolio, focused initiatives to step up market share and customer partnerships. This is illustrated by the double-digit growth in Diagnostic Imaging order intake 1) , which was in part driven by the strong traction in the private hospital segment, such as the new strategic partnership with Health 100, the largest health examination organization in China.

Driving its expansion in the fast-growing Obstetrics and Gynecology segment, Philips introduced new OB/GYN ultrasound innovations that are designed to support earlier, easier and more confident diagnoses. Highlighted features include anatomical-intelligence clinical decision support and workflow enhancements such as fingertip control and enhanced imaging versatility.

As part of Philips’ new introductions to drive growth in diagnostic imaging, the company launched its digital MR Prodiva 1.5T system, which provides enhanced clinical performance and increased productivity, and introduced the latest configuration of its IQon Spectral CT, which is optimized to support the needs of emergency and oncology care. Moreover, since the third quarter of 2017, Philips has been shipping Vereos, the world’s first and only fully digital PET/CT system, which is achieving market success due to its superb resolution, accuracy and efficiency.

Philips strengthened its Radiology Solutions offering with the acquisition of Analytical Informatics. Their suite of workflow improvement applications complements Philips’ PerformanceBridge Practice to enable imaging departments to make data-driven improvement decisions. For example, Philips and Banner Health extended their partnership to include adoption of Philips’ PerformanceBridge Practice across Banner’s 28 radiology departments.

1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure,

refer to Reconciliation of non-IFRS information.

4.2.3Financial performance

Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.

Diagnosis & Treatment
Key data
in millions of EUR unless otherwise stated
2015 - 2017
	2015	2016	2017
Sales	6,484	6,686	6,891
Sales growth
Nominal sales growth	23%	3%	3%
Comparable sales growth [1] )	6%	4%	3%
Income from operations	322	546	488
as a % of sales	5.0%	8.2%	7.1%
Adjusted EBITA [1] )	515	631	716
as a % of sales	7.9%	9.4%	10.4%
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information

In 2017, sales amounted to EUR 6,891 million, 3% higher than in 2016 on a nominal basis. Excluding a 1% negative currency effect, comparable sales 1) increased by 3%, driven by mid-single-digit growth in Ultrasound and Image-Guided Therapy and low-single-digit growth in Diagnostic Imaging. Green Revenues amounted to EUR 5,096 million, or 74% of total segment sales.

From a geographic perspective, nominal sales increased by 5% in growth geographies and on comparable sales 1) showed high-single-digit growth, mainly driven by double-digit growth in China and high-single-digit growth in Latin America. Sales in mature geographies showed a 2% increase on a nominal basis and on a comparable basis recorded low-single-digit-growth, reflecting low-single-digit growth in North America and other mature geographies, while sales in Western Europe were flat year-on-year.

Income from operations decreased to EUR 488 million, or 7.1% of sales, compared to EUR 546 million, or 8.2% of sales, in 2016. The year 2017 included EUR 55 million of amortization charges, mainly related to intangible assets in Image-Guided Therapy compared to 2016, which included EUR 48 million of amortization charges, mainly related to acquired intangible assets in Image-Guided Therapy. Restructuring and acquisition-related charges were EUR 151 million, compared to EUR 37 million in 2016. The year 2017 also included charges of EUR 22 million related to portfolio rationalization measures.

Adjusted EBITA 1) increased by EUR 85 million or 100 basis points as a % of sales year-on-year. The increase was mainly attributable to higher volumes.

Diagnosis & Treatment
Sales per geographic cluster
in millions of EUR
2015 - 2017
Diagnosis & Treatment
Income from operations and Adjusted EBITA 1)
in millions of EUR unless otherwise stated
2015 - 2017
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information
2)Adjusted items include restructuring, acquisition-related and other charges

In 2016, sales amounted to EUR 6,686 million, 3% higher than in 2015 on a nominal basis. Excluding a 1% negative currency effect, comparable sales 1) increased by 4%, driven by double-digit growth in Image Guided Therapy, low-single-digit growth in Diagnostic Imaging, while Ultrasound was in line with 2015. Green Revenues amounted to EUR 4,798 million, or 71% of total segment sales.

From a geographic perspective, nominal sales increased by 6% in growth geographies and on a comparable sales 1) showed double-digit growth, reflecting double-digit growth in Latin America and India and high-single-digit growth in China. Sales on a nominal basis increased by 2% in mature geographies and were in line with 2015 on a comparable basis, driven by low-single-digit growth in Western Europe, partly offset by a low-single-digit decline in other mature geographies. North America was in line with 2015.

Income from operations in 2016 increased by EUR 224 or 320 basis points as a % of sales compared to EUR 322 or 5% of sales in 2015. The 2015 year included EUR 55 million of amortization charges, mainly related to acquired intangible assets in Image-Guided Therapy. Restructuring and acquisition- related charges amounted to EUR 131 million in 2015. The 2015 year also included charges of EUR 7 million related to the devaluation of the Argentine peso. The improvement in margin was driven by Image-Guided Therapy and Diagnostic Imaging as well as lower restructuring and acquisition- related charges.

Adjusted EBITA 1) increased by EUR 116 million or 150 basis points as a % of sales year-on-year, driven by Image-Guided Therapy and Diagnostic Imaging.

1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure,

refer to Reconciliation of non-IFRS information.

4.2.4Healthy people, sustainable planet

Sustainability continued to play an important role in the Diagnosis & Treatment businesses in 2017. Philips continues to improve lives around the globe by developing diagnosis and treatment solutions that enable first-time-right diagnosis, precision interventions and therapy, while respecting the boundaries of natural resources.

In 2017, Green Revenues in Diagnosis & Treatment amounted to EUR 5,096 million, thanks to a large portfolio of Philips Green Products and Solutions that support energy efficiency, materials reduction and other sustainability goals. Philips actively collaborates with care providers around the globe to look for ways to minimize the environmental impact of healthcare. In a project together with Rijnstate Hospital in Arnhem (Netherlands), Philips has calculated that this hospital is saving about 64,000 kWh of electricity annually simply by powering-off imaging systems after hours. Philips has received third-party confirmation from COCIR that we are the frontrunner in MRI energy efficiency according to the COCIR SRI methodology and that our performance is 30% better than the industry average.

Supporting the transition to a circular economy, we have continued to expand the Diamond Select refurbishment program, spare parts recovery and SmartPath upgrading program for all modalities in the Diagnosis & Treatment portfolio. Philips is committed to ‘closing the loop’ on all large medical imaging equipment that becomes available to us. This means that we will actively pursue the trade-in of equipment such as MRI, CT and cardiovascular systems and we will take full control to ensure that all traded-in materials are repurposed in a responsible way. We plan to continue to expand these practices until we have covered all professional healthcare equipment.

Also in our operations we continue to make positive progress towards a circular economy by recycling 71% of our industrial waste. At the end of 2017, 5 out of 15 Diagnosis & Treatment businesses’ manufacturing sites reported zero waste to landfill. Based on detailed action plans we are working closely with the remaining sites to achieve zero waste to landfill status by the end of 2020.

4.3Connected Care & Health Informatics businesses

Dr. Carla Kriwet is Chief Business Leader of the Connected Care & Health Informatics businesses segment. She was appointed to this role in February 2017, succeeding Jeroen Tas. Prior to assuming her current role, Carla led Philips’ Patient Care & Monitoring Solutions business group and was the Philips Market Leader of Germany, Austria & Switzerland. Before this, she held leadership positions with ABB Daimler Benz, The Boston Consulting Group, Linde AG and Draegerwerk in Europe and Asia. Carla is also Vice-Chairperson of Zeiss Meditec AG.

4.3.1About Connected Care & Health Informatics businesses

Spanning the entire health continuum, the Connected Care & Health Informatics businesses aim to improve patient outcomes, increase efficiency and drive toward value-based care. Our solutions build on Philips’ strength in patient monitoring and clinical informatics to improve clinical and economic outcomes in all care settings, within and outside the hospital.

Philips has a deep understanding of clinical care and the patient experience that, when coupled with our consultative approach, allows us to be an effective partner for transformation, both across the enterprise and at the level of the individual clinician. Philips delivers services that take the burden off hospital staff with a smooth integration process, improved workflow, customized training and improved accessibility across our application landscape.

This requires a common digital platform that connects and aligns consumers, patients, payers and healthcare providers. Philips’ platforms aggregate and leverage information from clinical, personal and historical data to support care providers in delivering first-time-right diagnoses and treatment. Philips continually builds out new capabilities within Philips HealthSuite – a cloud-based connected health ecosystem of devices, apps and digital tools – to accomplish just that.

Philips delivers personalized insights by applying predictive analytics and artificial intelligence across our solutions. As an example, we are able to support healthcare professionals caring for elderly patients living independently at home in making clinical decisions and alerting medical teams to potential problems. Our integrated and data-driven approach promotes seamless patient care, helps identify risks and needs of different groups within a population, and provides clinical decision support.

In 2017, the Connected Care & Health Informatics segment consisted of the following areas of business:

  Patient Care & Monitoring Solutions: Enterprise-wide patient monitoring solutions, from value solutions to sophisticated solutions, for real-time clinical information at the patient’s bedside; patient analytics, patient monitoring and clinical decision support systems, including diagnostic ECG data management for improved quality of cardiac care; therapeutic care, including cardiac resuscitation, emergency care solutions, invasive and non-invasive ventilators for acute and sub-acute hospital environments and respiratory monitoring devices; consumables across the patient monitoring and therapeutic care businesses; customer service, including clinical, IT, technical and remote customer propositions.

  Effective 2018, Patient Care & Monitoring Solutions will transition into two focused business groups – Monitoring & Analytics and Therapeutic Care – to allow us to better fulfill the specific customer needs of each business.
  Healthcare Informatics: Advanced healthcare IT, clinical and advanced visualization and quantification informatics solutions for radiology, cardiology and oncology departments; Universal Data Management solutions, Picture Archiving and Communication Systems (PACS) and fully integrated Electronic Medical Record (EMR) systems to support healthcare enterprises in optimizing health system performance; advanced clinical and hospital IT platforms which are leveraged across Philips. Our IntelliSpace Portal application platform is recognized as industry-leading by KLAS. Today, with the role of the hospital CIO as a key decision maker increasing, integrated informatics solutions address challenges across the enterprise. We use artificial intelligence at the point of care to optimize the clinician experience, help improve productivity and total cost of ownership, and streamline patient experiences across the clinical pathway. Proof of clinical and economic outcomes, connectivity and cybersecurity are key priorities of our engagement with our customers.
  Population Health Management: Our services and solutions leverage data, analytics and actionable workflow products for solutions to improve clinical and financial results and increase patient engagement, satisfaction and compliance. These solutions include: technology-enabled monitoring and intervention (telehealth, remote patient monitoring, personal emergency response systems and care coordination) to improve the experience of elderly people and those living with chronic conditions; actionable programs to predict risk (including medication and care compliance, outreach, and fall prediction); cloud-based solutions for health organizations to manage population health. Leveraging the 2016 acquisition of Wellcentive, a leading US-based provider of population health management software solutions, our solutions enable health systems to analyze their patient population along clinical and financial criteria, coordinate care outside the hospital, and engage patients in their health. They help drive quality improvement and business transformation for those transitioning to value-based care.
Connected Care & Health Informatics
Total sales by business
as a %
2017

In 2017, Connected Care & Health Informatics had 10,949 employees worldwide.

Sales at Philips’ Connected Care & Health Informatics businesses are generally higher in the second half of the year, largely due to customer spending patterns.

Sales channels include a mix of a direct salesforce (especially in larger markets), paired with an online sales portal and distributors (varying by product, market and price segment). Sales are mostly driven by a direct salesforce with an intimate knowledge of the procedures that use our integrated solutions’ smart devices, systems, software and services. Philips works with customers and partners to co-create solutions, drive commercial innovation and adapt to new models like monitoring-as-a-service, outcome-based models (pay based on clinical and economical outcomes) and provider market models allowing providers to provide prices for episodes of care.

Philips’ Connected Care & Health Informatics businesses are committed to compliance with regulatory product approval and quality system requirements in every market we serve, by addressing specific requirements of local and national regulatory authorities including the US FDA, the CFDA in China and comparable agencies in other countries, as well as the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) regulations.

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

With regard to the consent decree agreed to by Philips and the US government, as announced in Philips’ press release on October 11, 2017, please refer to Our commitment to Quality

With regard to sourcing, please refer to Supplier indicators.

4.3.22017 business highlights

Demonstrating the success of telehealth technologies, Emory Healthcare (US) achieved savings of USD 4.6 million over a period of 15 months by using Philips’ eICU platform. Similarly, with the help of Philips’ Intensive Ambulatory Care program, Banner Health (US) reduced hospitalizations for chronically ill patients with multiple conditions by nearly 50%, reducing overall cost of care by more than one third.

Expanding its health informatics portfolio, Philips launched its IntelliSpace Enterprise Edition, an industry-first managed service solution for hospital-wide clinical informatics and data management. The high-performance, secure and scalable health informatics platform enables health systems to manage the growth and cost of their clinical enterprise with a pay-per-use model.

In line with Philips’ focus on solutions selling, the company signed several multi-year agreements. For example, in Italy Philips signed a long-term strategic partnership agreement with the San Giovanni Calibita Fatebenefratelli Hospital in Rome to provide medical technologies, clinical informatics and services for state-of-the-art mother and child care. In the US, Philips expanded its relationship with Advocate Health Care, the largest health system in Illinois, to assist them in standardizing their clinical IT and patient monitoring solutions across the enterprise for improved patient outcomes and predictable costs. Furthermore, Philips signed an agreement with Lakeland Health in the US for advanced monitoring of patients in the hospital’s general ward with the Philips IntelliVue Guardian Solution with Early Warning Scoring.

Demonstrating further progress on advanced data analytics, Philips received FDA clearance for its IntelliSpace Portal 10 and a range of innovative applications for radiology. The platform gives clinicians a comprehensive view of each patient, helping them to diagnose conditions. Further highlighting its leadership in health informatics, Philips signed several multi-year agreements with hospitals in the US to provide them with enterprise imaging informatics solutions.

Philips signed a new 10-year Managed Equipment Services agreement for patient monitoring solutions with Le Confluent, one of the top three private hospitals in France for cardiovascular care.

Expanding its health informatics portfolio, Philips acquired interoperability provider Forcare in the Netherlands. Philips also partnered with US-based Nuance to bring Artificial Intelligence into radiology reporting by leveraging functionalities from Philips’ Illumeo and Nuance’s PowerScribe 360. Furthermore, Philips launched its new IntelliSpace Enterprise Edition for Radiology, providing radiology departments with comprehensive tools to increase efficiency and enhance throughput.

To further expand its Population Health Management business, Philips acquired VitalHealth, whose highly complementary portfolio of advanced analytics, care coordination, patient engagement and outcome management solutions will support Philips’ commitment to deliver integrated solutions for care providers.

4.3.3Financial performance

Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.

Connected Care & Health Informatics
Key data
in millions of EUR unless otherwise stated
2015 - 2017
	2015	2016	2017
Sales	3,022	3,158	3,163
Sales growth
Nominal sales growth	13%	5%	0%
Comparable sales growth [1] )	0%	4%	3%
Income from operations	173	275	206
as a % of sales	5.7%	8.7%	6.5%
Adjusted EBITA [1] )	294	324	372
as a % of sales	9.7%	10.3%	11.8%
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

In 2017, sales amounted to EUR 3,163 million and remained flat compared with 2016 on a nominal basis. The 3% increase on a comparable basis 1) was driven by mid-single-digit growth in Patient Care & Monitoring Solutions and low-single-digit growth in Healthcare Informatics. Green Revenues amounted to EUR 1,373 million, or 43% of segment sales.

From a geographic perspective, sales on a nominal basis decreased by 2% in growth geographies; on a comparable basis sales 1) showed low-single-digit growth, mainly driven by low-single-digit growth in China. Sales in mature geographies increased by 1% on a nominal basis and showed low-single-digit growth on a comparable basis, driven by mid-single-digit growth in Western Europe and North America, partly offset by a low-single-digit decline in other mature geographies.

Income from operations in 2017 decreased to EUR 206 million compared to EUR 275 million in 2016. The year 2017 included EUR 44 million of amortization charges, mainly related to acquired intangible assets in Population Health Management compared to 2016 which included EUR 46 million of amortization charges, mainly related to acquired intangible assets at Population Health Management and Patient Care & Monitoring Solutions. Restructuring and acquisition-related charges amounted to EUR 91 million compared to EUR 14 million in 2016. The year 2017 also included EUR 47 million of charges related to quality and regulatory actions, EUR 20 million of charges related to the consent decree focused on the defibrillator manufacturing in the US and a EUR 36 million net release of provisions.

Adjusted EBITA 1) improved by EUR 48 million or 150 basis points as a % of sales year-on-year, mainly due to higher volumes, procurement savings and other cost productivity.

1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
Connected Care & Health Informatics
Sales per geographic cluster
in millions of EUR
2015 - 2017
Connected Care & Health Informatics
Income from operations and Adjusted EBITA 1)
in millions of EUR unless otherwise stated
2015 - 2017
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information
2)Adjusted items include restructuring, acquisition-related and other charges

In 2016, sales amounted to EUR 3,158 million, 5% higher than in 2015 on a nominal basis. The 4% increase on a comparable basis 1) was driven by mid-single-digit growth in Patient Care & Monitoring Solutions, low-single-digit growth in Healthcare Informatics, Solutions & Services, partly offset by a low-single-digit decline in Population Health Management. Green Revenues amounted to EUR 1,442 million, or 45% of segment sales.

From a geographic perspective, sales on a nominal basis decreased by 4% in growth geographies and on a comparable sales 1) showed high-single-digit growth. Sales in mature geographies increased by 6% on a nominal basis and on a comparable basis recorded low-single-digit growth.

Income from operations in 2016 amounted to EUR 275 million or 8.7% of sales. The 2015 year included EUR 54 million of amortization charges, mainly related to acquired intangible assets at Population Health Management and Patient Care & Monitoring Solutions. Restructuring and acquisition-related charges in 2015 amounted to EUR 38 million. The 2016 year also included a net release of provisions of EUR 12 million, while in 2015 included charges of EUR 29 million related to the currency revaluation of provisions.

Adjusted EBITA 1) in 2016 improved by EUR 30 million or 60 basis points as a % of sales year-on-year, mainly driven by higher volumes, partly offset by higher expenditure on innovation.

4.3.4Healthy people, sustainable planet

Sustainability continued to play an important role in the Connected Care & Health Informatics businesses in 2017.

Green Revenues in Connected Care & Health Informatics amounted to EUR 1,373 million, 43% of total segment sales, with substantial contributions from all businesses. This reflects a continuous effort to improve energy efficiency, materials reductions and other green focus areas. With the growth of our software products and services and platform solutions, we are reducing our environmental footprint in a number of ways. For instance through software products that can replace hardware and the virtualization of servers. And indirectly through eHealth and connected care solutions that enable hospital workers to deliver faster, more personalized care while at the same time reducing transport to and from hospital.

In the transition towards a circular economy, we are actively pursuing innovations in design and business models that will help us ‘close the loop’. This includes working together with customers and suppliers on improving takeback and upgrades of monitors. We are also working on closing loops for medical consumables and sensors, partly through partnerships with suppliers of refurbished materials. With our platform solutions like PACS and EMR, we continue to support fast, first-time-right diagnosis of patients, while at the same time helping hospitals to make efficient use of resources.

Also in our operations, we continue to make positive progress towards a circular economy by recycling 69% of our industrial waste. At the end of 2017, 3 out of 5 Connected Care & Health Informatics businesses’ manufacturing sites reported zero waste to landfill. Based on detailed action plans we are working closely with the remaining sites to achieve zero waste to landfill status by the end of 2020.

.

4.4HealthTech Other

In our external reporting on HealthTech Other we report on the items Innovation, Emerging Businesses, IP Royalties, Central costs and Other.

4.4.1About HealthTech Other

Innovation & Strategy

The central Innovation & Strategy organization includes, among others, the Chief Technology Office, Research, Digital Platforms, the Chief Medical Office, Innovation Services, Design, Strategy, and Sustainability. Key locations include Eindhoven (Netherlands), Cambridge (USA), Bangalore (India) and Shanghai (China).

Innovation & Strategy is responsible for collaborating with the operating businesses and the markets to continuously update the company strategy, in line with our growth and profitability ambitions, in the context of the changing competitive landscape and market trends, while fully leveraging Philips’ capabilities, assets and positions.

Innovation & Strategy facilitates innovation from idea to market as co-creator and strategic partner for the Philips businesses and complementary partners. It does so through cooperation between research, design, marketing, strategy and businesses in interdisciplinary teams along the innovation chain, from front-end to first-of-a-kind proposition development. In addition, it opens up new value spaces beyond the direct scope of current businesses, manages the Company-funded R&D portfolio, and creates synergies for cross-segment initiatives and integrated solutions.

Innovation & Strategy actively participates in Open Innovation through relationships with academic, clinical, industrial partners and start-ups, as well as via public-private partnerships. It does so in order to improve innovation effectiveness and efficiency, capture and generate new ideas, enhance technology partnering capabilities, and share the related financial exposure.

Finally, Innovation & Strategy also has the functional responsibility for R&D, Innovation, Design, Medical Affairs, and Sustainability, with representatives or teams embedded in the business groups. Innovation & Strategy sets the agenda and drives continuous improvement in the efficiency and effectiveness of innovation, as well as the creation and adoption of digital platforms, and the uptake of new technologies such as data science and artificial intelligence.

The CTO organization

The CTO organization is an integrated group of innovation organizations that plays a strong role in orchestrating innovation across Philips’ businesses and markets, as well as initiating game-changing innovation that disrupts and crosses boundaries in health technology.

The CTO organization includes the following organizations:

  Innovation Management, responsible for end-to-end innovation strategy and portfolio management, integrated roadmaps linked to solutions and our designated ‘health spaces’, the common components strategy, R&D competency management, innovation performance management and public funding programs.
  Philips Research, the co-creator and strategic partner of the Philips businesses, markets and complementary open innovation ecosystem participants driving front-end innovation.
  The  Clinical Research Board, responsible for managing key global academic accounts and positioning Philips as a leading partner for clinical research.
  The Chief Architect Office, responsible for defining, steering and ensuring compliance and uptake of the Philips Unified Architecture, software harmonization and standards.
  Philips HealthWorks, responsible for de-risking and accelerating breakthrough innovation and for driving a mindset change towards a more entrepreneurial and open innovation culture. HealthWorks incubates early-stage ventures and engages with the external start-up ecosystem.
  HealthSuite Insights, our data science and artificial intelligence platform and entrepreneurial team, offering a consistent set of tools, technologies, and proprietary clinical assets for data scientists and development teams to use in analyzing their data. Our customers can leverage existing assets, or build and host new assets on Philips’ infrastructure as part of our data science marketplace.

One of the ventures reporting into the Chief Technology Office is Philips Photonics, a global leader in VCSEL technology. VCSELs are infrared lasers for a rapidly growing range of consumer and professional applications like gesture control, environmental sensing, precise scene illumination for surveillance cameras and ultra-fast data communication.

Philips HealthSuite Digital Platforms

The Philips HealthSuite Digital Platforms are our common digital framework that connects consumers, patients and healthcare providers in a cloud-based connected health ecosystem of devices, apps and tools.

  HealthSuite Cloud allows Philips and our partners to create the next generation of connected health and wellness innovations from a clinical and technical perspective.
  HealthSuite Premise enables our customers to host their own data, control the flow of information between their own systems and the cloud, and still benefit from the digital capabilities that we have to offer.
  HealthSuite Insights, already mentioned above, is our data science and AI platform, which can also be deployed in the cloud or on-premise.
  HealthSuite Consumer Engagement is our platform for reusable components across our consumer and IoT (Internet of Things) landscape. A common architecture not only enables shorter development times and lower costs – it also enables seamless interoperability across businesses and propositions, creating stronger and more unique value propositions.
  HealthSuite Clinical Platform provides a consistent clinical user experience across enterprise, diagnostic imaging and interventional systems.

The Philips HealthSuite Digital Platforms are managed and orchestrated across Innovation & Strategy and all Philips businesses.

Chief Medical Office

The Chief Medical Office is responsible for clinical innovation and strategy, health economics and market access, and medical thought leadership. This includes engaging with stakeholders across the care continuum to extend Philips’ leadership in health technology and acting with agility on new value-based reimbursement models that benefit the patient and care provider.

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

Philips Design partners with stakeholders across the organization to develop methodologies and enablers to define value propositions, implement data-enabled design tools and processes to create meaning from data and leverage Cocreate methodologies to define solutions with all key stakeholders. Our design-thinking Cocreate approach facilitates collaboration with customers and patients to create solutions that are tailored specifically to the challenges facing them today, as local circumstances and workflows are key ingredients in the successful implementation of solutions to the challenges our customers face.

To ensure that we connect end users along the health continuum we create a consistent experience across all touchpoints. A key enabler for this is a consistent and differentiating design language that applies to software, hardware and services across our operating businesses. In recognition of our continued excellence, Philips Design received 165 awards in 2017.

Innovation Services

Innovation Services offers a wide range of expert services in technology development, realization and industry consulting, ranging from mechatronics and systems engineering, to micro-electro mechanical systems and devices. Its skills are leveraged by Philips’ businesses, markets and Innovation & Strategy in all regions.

Innovation Hubs

To ensure a critical mass of innovation capabilities that leverage the strengths of relevant innovation health technology ecosystems and that can optimally serve market-driven innovation as well as new business creation, we have established four Innovation Hubs for the Philips Group: Cambridge (US), Eindhoven (Netherlands), Bangalore (India) and Shanghai (China). Each Hub includes a combination of technical, design and clinical capabilities, representing Group Innovation & Strategy, selected R&D groups from our businesses, market innovation teams and other functions. These Hubs, where most of the Group Innovation & Strategy organization is concentrated, complement the business-specific innovation capabilities of our R&D centers that are integrated in our global business sites.

  The  Philips Innovation Center Eindhoven is Philips’ largest Innovation Hub worldwide, hosting the global headquarters of many of our innovation organizations.
  The Philips Cambridge, MA, Innovation Labs is home to both researchers and employees from other innovation functions and ventures. Being within close proximity to the MIT campus and clinical collaboration partners allows researchers to collaborate easily with MIT faculties and PhD students on jointly defined research programs, as well as to participate in Open Innovation projects.
  The Philips Innovation Campus Bangalore hosts activities from most of our operating businesses, Research, Design, IP&S and IT. R&D activities at the site include Diagnostic Imaging, Patient Care & Monitoring Solutions, Sleep & Respiratory Care, Personal Health, and Healthcare Informatics. The campus works with growth geographies to build market-specific solutions, and several businesses have also located business organizations focusing on growth geographies at the site.
  The China Innovation Hub in Shanghai combines digital innovation, research and solutions development capabilities responsible for developing locally and globally relevant innovations.

Alongside the hubs, where most of the central Innovation & Strategy organization is concentrated together with selected business R&D and market innovation teams, we continue to have significant, more focused innovation capabilities integrated into key technology centers at our global business sites.

Emerging Businesses

Emerging Businesses is a business group dedicated to a mission of bringing intelligence to advance diagnosis in pathology and neurology and to guide therapy. It includes, among others:

  Digital & Computational Pathology is focused on two key missions: to digitize diagnosis in anatomic pathology, and to use Artificial Intelligence to aid detection of disease and progression to reduce inter-observer variability and improve outcomes. Philips is the global market leader in routine primary diagnosis using Digital Pathology and the only company in the market to have an FDA-approved solution for primary diagnosis.
  Philips Neuro is focused on a mission to advance neuroscience for better care. The business provides an integrated neurology solution comprising Full Head HD EEG with diagnostic imaging to map brain activity and anatomy for a wide range of neuro disorders, and uses machine learning to improve diagnosis of various neuro disorders. In June 2017, Philips acquired Electrical Geodesics, Inc., a US-based company that designs, develops and commercializes a range of non-invasive technologies used to monitor and interpret brain activity.

IP Royalties

Philips Intellectual Property & Standards proactively pursues the creation of new Intellectual Property (IP) in close co-operation with Philips’ operating businesses and Innovation & Strategy. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips’ businesses to support their growth, competitiveness and profitability.

Royal Philips’ total IP portfolio currently consists of 62,000 patent rights, 37,600 trademarks, 47,800 design rights and 3,000 domain names. Philips filed 1,200 new patents in 2017, with a strong focus on the growth areas in health and well-being.

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

4.4.22017 business highlights

Highlighting Philips’ leadership in digital pathology, the Pathology Institute in Hall (Austria) and the Pathology Institute at Tirol Kliniken Innsbruck (Austria) fully digitized their diagnostic process with Philips’ comprehensive IntelliSite Pathology Solution.

In the 2017 Interbrand annual ranking of the world’s most valuable brands, Philips ranked #41 with an increased estimated brand value of USD 11.5 billion.

Philips’ IntelliSite Pathology Solution is currently the only digital pathology solution in the US to receive FDA clearance for primary diagnostic use. This achievement reinforces Philips’ leadership in digital pathology, a solution that is central to the diagnosis of complex diseases such as cancer.

Philips was named Industry Leader in the Diversified Industrials category in the 2017 Dow Jones Sustainability Index for the third year in a row, achieving best-in-class scores in several categories, including corporate governance, climate strategy and operational eco-efficiency.

Philips signed an agreement for a new EUR 1 billion Revolving Credit Facility with an interest rate that is dependent on the company’s year-on-year improvement in its sustainability performance.

Philips was one of the signatories to the Dutch Gold Sector International Responsible Business Conduct (IRBC) Agreement, which aims to ensure greater respect for human rights, the environment and biodiversity throughout the chain, from mining to recycling.

4.4.3Financial performance

Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.

HealthTech Other
Key data
in millions of EUR
2015 - 2017
	2015	2016	2017
Sales	503	478	415
Income from operations	49	(129)	(149)
Adjusted EBITA [1] )	8	(66)	(109)
IP Royalties	284	286	225
Innovation	(186)	(207)	(212)
Central costs	(83)	(137)	(105)
Other	(7)	(8)	(17)
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

In 2017, sales amounted to EUR 415 million compared to EUR 478 million in 2016, mainly due to lower royalty income.

In 2017, Income from operations totaled to EUR (149) million compared to EUR (129) million in 2016. The year 2017 included restructuring and acquisition-related charges of EUR 64 million and a EUR 59 million net gain from the sale of real estate assets. The year 2016 included restructuring and acquisition-related charges of EUR 28 million and a EUR 26 million impairment of real estate assets. The year-on-year decrease was mainly due to lower royalty income, higher restructuring and acquisition-related charges and higher provision-related charges, partly offset by lower Central costs.

Adjusted EBITA 1) decreased by EUR 43 million compared to 2016, mainly due to lower royalty income and higher provision-related charges in Other, partly offset by lower Central costs.

In 2016, sales decreased by EUR 25 million and reflected EUR 38 million lower royalty income due to the foreseen expiration of licenses, partly offset by new patent license agreements and strong double-digit growth in Emerging Businesses.

Income from operations in 2016 decreased by EUR 178 million compared 2015. The year 2015 included a net restructuring release of EUR 19 million and a EUR 37 million gain related to the sale of real estate assets. The year-on-year decrease was mainly attributable to higher restructuring and acquisition-related charges and other items, investments in Emerging Businesses, brand campaigns and cyber security.

Adjusted EBITA 1) decline was mainly attributable to investments in Emerging Businesses, brand campaigns and cyber security.

1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure,

refer to Reconciliation of non-IFRS information.

4.5Legacy Items

Legacy Items consists mainly of separation costs, legacy legal items, legacy pension costs, environmental provisions and stranded costs.

4.5.1Financial performance

Legacy Items
Key data
in millions of EUR unless otherwise stated
2015 - 2017
	2015	2016	2017
Separation costs	(183)	(152)	(31)
Other	(439)	(29)	(73)
Income from operations	(622)	(181)	(103)

Income from operations  in 2017 mainly included EUR 31 million of charges related to the separation of the Lighting business, EUR 26 million of provisions related to the CRT litigation in the US, EUR 15 million of costs related to environmental provisions, and EUR 14 million of stranded costs related to the combined Lumileds and Automotive businesses.

Income from operations in 2016 mainly included EUR 152 million of charges related to the separation of the Lighting business, a EUR 14 million charge related to provisions originating from the separation of the Lighting business, EUR 9 million of costs of addressing legacy issues related to environmental provisions, EUR 4 million of pension costs, EUR 36 million of stranded costs related to the combined Lumileds and Automotive businesses, EUR 11 million of charges related to various provisions, as well as a EUR 46 million gain from the settlement of a pension-related claim.

Income from operations in 2015 included EUR 345 million of settlements mainly related to pension de-risking.

5Reconciliation of non-IFRS information

In this Annual Report Philips presents certain financial measures when discussing Philips’ performance that are not measures of financial performance or liquidity under IFRS (‘non-IFRS’). These non-IFRS measures (also known as non-GAAP or alternative performance measures) are presented because management considers them important supplemental measures of Philips’ performance and believes that they are widely used in the industry in which Philips operates as a means of evaluating a company’s operating performance and liquidity. Philips believes that an understanding of its sales performance, profitability, financial strength and funding requirements is enhanced by reporting the following non-IFRS measures:

  Comparable sales growth;
  Adjusted EBITA;
  Adjusted EBITDA;
  Free cash flow;
  Net debt : group equity ratio; and
  Comparable order intake.

Non-IFRS measures do not have standardized meanings under IFRS and not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures (and ratios based on these measures) may not be comparable to measures used by other companies that have the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures contained in this Annual Report and they should not be considered as substitutes for sales, net income, net cash provided by operating activities or other financial measures computed in accordance with IFRS.

This chapter contains the definitions of the non-IFRS measures used in this Annual Report as well as reconciliations from the most directly comparable IFRS measures. The non-IFRS measures discussed in this Annual Report are cross referenced to this chapter. These non-IFRS measures should not be viewed in isolation or as alternatives to equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures.

The non-IFRS financial measures presented are not measures of financial performance or liquidity under IFRS, but measures used by management to monitor the underlying performance of Philips’ business and operations and, accordingly, they have not been audited or reviewed by Philips’ external auditors. Furthermore, they may not be indicative of Philips’ future results and should not be construed as an indication that Philips’ future results will be unaffected by exceptional or non-recurring items.

Comparable sales growth

Comparable sales growth represents the period-on-period growth in sales excluding the effects of currency movements and changes in consolidation. As indicated in Significant accounting policies, to the Philips Group financial statements, foreign currency sales and costs are translated into Philips’ presentation currency, the euro, at the exchange rates prevailing at the respective transaction dates. As a result of significant foreign currency sales and currency movements during the periods presented, the effects of translating foreign currency sales amounts into euros could have a material impact on the comparability of sales between periods. Therefore, these impacts are excluded when presenting comparable sales in euros by translating the foreign currency sales of the previous period and the current period into euros at the same average exchange rates. In addition, the years under review were affected by a number of acquisitions and divestments, as a result of which various activities were consolidated or deconsolidated. The effect of consolidation changes has also been excluded in arriving at the comparable sales. For the purpose of calculating comparable sales, when a previously consolidated entity is sold or control is lost, relevant sales for that entity of the corresponding prior year period are excluded. Similarly, when an entity is acquired and consolidated, relevant sales for that entity of the current year period are excluded.

Comparable sales growth is presented for the Philips Group, operating segments and geographic clusters. Philips’ believes that the presentation of comparable sales growth is meaningful for investors to evaluate the performance of Philips’ business activities over time. Comparable sales growth may be subject to limitations as an analytical tool for investors, because comparable sales growth figures are not adjusted for other effects, such as increases or decreases in prices or quantity/volume. In addition, interaction effects between currency movements and changes in consolidation (second order effects) are not taken into account.

Philips Group
Sales growth composition per segment
in %
2015 - 2017
	nominal growth	currency effects	consolidation changes	comparable growth
2017 versus 2016
Personal Health	3.0	1.9	0.7	5.6
Diagnosis & Treatment	3.1	2.0	(1.6)	3.5
Connected Care & Health Informatics	0.2	1.9	1.1	3.2
HealthTech Other	(13.2)	0.2	0.1	(12.9)
Philips Group	2.1	1.9	(0.1)	3.9

2016 versus 2015
Personal Health	5.2	2.0	0.0	7.2
Diagnosis & Treatment	3.1	0.9	(0.4)	3.6
Connected Care & Health Informatics	4.5	0.1	(0.1)	4.5
HealthTech Other	(5.0)	0.0	0.0	(5.0)
Philips Group	3.7	1.1	0.1	4.9

2015 versus 2014
Personal Health	13.5	(8.6)	0.0	4.9
Diagnosis & Treatment	22.7	(10.9)	(5.7)	6.1
Connected Care & Health Informatics	12.6	(12.2)	0.0	0.4
HealthTech Other	3.3	(0.3)	(1.9)	1.1
Philips Group	15.8	(9.9)	(1.5)	4.4
Philips Group
Sales growth composition per geographic cluster
in %
2015 - 2017
	nominal growth	currency effects	consolidation changes	comparable growth
2017 versus 2016
Western Europe	1.2	1.1	0.5	2.8
North America	2.1	2.0	(1.4)	2.7
Other mature geographies	(4.7)	2.6	(0.1)	(2.2)
Mature geographies	0.8	1.7	(0.6)	1.9
Growth geographies	4.8	2.3	0.9	8.0
Philips Group	2.1	1.9	(0.1)	3.9

2016 versus 2015
Western Europe	2.2	1.9	0.2	4.3
North America	3.6	(0.4)	(0.2)	3.0
Other mature geographies	8.9	(6.2)	(0.4)	2.3
Mature geographies	3.9	(0.5)	(0.1)	3.3
Growth geographies	3.2	4.6	0.6	8.4
Philips Group	3.7	1.1	0.1	4.9

2015 versus 2014
Western Europe	6.3	(2.2)	(1.2)	2.9
North America	23.8	(18.8)	(2.6)	2.4
Other mature geographies	12.6	(5.4)	(4.2)	3.0
Mature geographies	16.0	(11.0)	(2.3)	2.7
Growth geographies	15.3	(7.3)	0.1	8.1
Philips Group	15.8	(1.5)	(9.9)	4.4

Adjusted EBITA

The term Adjusted EBITA is used to evaluate the performance of Philips and its segments. EBITA represents Income from operations excluding amortization and impairment of acquired intangible assets and impairment of goodwill. Adjusted EBITA represents EBITA excluding gains or losses from restructuring costs, acquisition-related charges and other items.

Restructuring costs are defined as the estimated costs of initiated reorganizations, the most significant of which have been approved by the Executive Committee, and which generally involve the realignment of certain parts of the industrial and commercial organization.

Acquisition-related charges are defined as costs that are directly triggered by the acquisition of a company, such as transaction costs, purchase accounting related costs and integration-related expenses.

Other items are defined as any individual item with an income statement impact (loss or gain) that is deemed by management to be both significant and incidental to normal business activity. Other items may extend over several quarters and are not limited to the same financial year.

Philips considers use of Adjusted EBITA appropriate as Philips uses it as a measure of segment performance and as one of its strategic drivers to increase profitability through re-allocation of its resources towards opportunities offering more consistent and higher returns. This is done with the aim of making the underlying performance of the businesses more transparent.

Philips believes Adjusted EBITA is useful to evaluate financial performance on a comparable basis over time by factoring out restructuring costs, acquisition-related charges and other incidental items which are not directly related to the operational performance of Philips Group or its segments.

Adjusted EBITA may be subject to limitations as an analytical tool for investors, as it excludes restructuring costs, acquisition-related charges and other incidental items and therefore does not reflect the expense associated with such items, which may be significant and have a significant effect on Philips’ net income.

Adjusted EBITA margin refers to Adjusted EBITA divided by sales expressed as a percentage.

Adjusted EBITA is not a recognized measure of financial performance under IFRS. Below is a reconciliation of Adjusted EBITA to the most directly comparable IFRS measure, Net income, for the years indicated. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Philips Group
Reconciliation of Net income to Adjusted EBITA
in millions of EUR unless otherwise stated
2015 - 2017
	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	HealthTech Other	Legacy Items
2017
Net Income	1,870
Discontinued operations, net of income taxes	(843)
Income tax expense	349
Investments in associates, net of income taxes	4
Financial expense	263
Financial income	(126)
Income from operations	1,517	1,075	488	206	(149)	(103)
Amortization of acquired intangible assets	260	135	55	44	26
Impairment of goodwill	9				9
EBITA	1,787	1,211	543	250	(114)	(103)
Restructuring and acquisition-related charges	316	11	151	91	64
Other items	50		22	31	(59)	55
Adjusted EBITA	2,153	1,221	716	372	(109)	(48)

Sales	17,780	7,310	6,891	3,163	415	1
Adjusted EBITA as a % of sales	12. 1%	16.7%	10.4%	11.8%

2016
Net Income	1,491
Discontinued operations, net of income taxes	(660)
Income tax expense	203
Investments in associates, net of income taxes	(11)
Financial expenses	507
Financial income	(65)
Income from operations	1,464	953	546	275	(129)	(181)
Amortization of acquired intangible assets	242	139	48	46	9
Impairment of goodwill	1			1
EBITA	1,707	1,092	594	322	(120)	(181)
Restructuring and acquisition-related charges	94	16	37	14	28	(1)
Other items	120			(12)	26	106
Adjusted EBITA	1,921	1,108	631	324	(66)	(76)

Sales	17,422	7,099	6,686	3,158	478	1
Adjusted EBITA as a % of sales	11.0%	15.6%	9.4%	10.3%

2015
Net Income	638
Discontinued operations, net of income taxes	(479)
Income tax expense	169
Investments in associates, net of income taxes	(30)
Financial expenses	453
Financial income	(94)
Income from operations	658	736	322	173	49	(622)
Amortization of acquired intangible assets	273	149	55	54	15
EBITA	931	885	377	227	64	(622)
Restructuring and acquisition-related charges	186	37	131	38	(19)	(1)
Other items	571	44	7	29	(37)	528
Adjusted EBITA	1,688	966	515	294	8	(95)

Sales	16,806	6,751	6,484	3,022	503	46
Adjusted EBITA as a % of sales	10.0%	14.3%	7.9%	9.7%

Adjusted EBITDA

Adjusted EBITDA is defined as Income from operations excluding amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property, plant and equipment, restructuring costs, acquisition-related charges and other items.

Philips understands that Adjusted EBITDA is broadly used by analysts, rating agencies and investors in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. Philips considers Adjusted EBITDA useful when comparing its performance to other companies in the HealthTech industry. However, Adjusted EBITDA may be subject to limitations as an analytical tool because of the range of items excluded and their significance in a given reporting period. Furthermore, comparisons with other companies may be complicated due to the absence of a standardized meaning and calculation framework. Our management compensates for the limitations of using Adjusted EBITDA by using this measure to supplement IFRS results to provide a more complete understanding of the factors and trends affecting the business rather than IFRS results alone. In addition to the limitations noted above, Adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results. A reconciliation from net income to Adjusted EBITDA is provided below.

Philips Group
Reconciliation of Net income to Adjusted EBITDA
in millions of EUR
2015 - 2017
	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	HealthTech Other	Legacy Items

2017
Net income	1,870
Discontinued operations, net of income taxes	(843)
Income tax expense	349
Investment in associates, net of income taxes	4
Financial expense	263
Financial income	(126)
Income from operations	1,517	1,075	488	206	(149)	(103)
Depreciation, amortization and impairment of assets	1,025	371	267	208	177	2
Impairment of goodwill	9				9
Restructuring costs	211	8	63	81	59
Acquisition-related charges	106	3	88	10	5
Other items	50		22	31	(59)	55
Adding back impairment of fixed assets included in restructuring and acquisition-related changes and other items	(86)	(1)	(44)	(34)	(7)	-
Adjusted EBITDA	2,832	1,456	884	502	36	(46)

2016
Net income	1,491
Discontinued operations, net of income taxes	(660)
Income tax expense	203
Investment in associates, net of income taxes	(11)
Financial expense	507
Financial income	(65)
Income from operations	1,464	953	546	275	(129)	(181)
Depreciation, amortization and impairment of assets	976	385	229	184	177	2
Impairment of goodwill	1			1
Restructuring costs	58	16	6	9	27	(1)
Acquisition-related charges	37		31	4	1
Other items	120			(12)	26	106
Adding back impairment of fixed assets included in restructuring and acquisition-related changes and other items	(42)	-	(4)	(4)	(34)
Adjusted EBITDA	2,613	1,353	808	458	68	(74)

2015
Net income	638
Discontinued operations, net of income taxes	(479)
Income tax expense	169
Investment in associates, net of income taxes	(30)
Financial expense	453
Financial income	(94)
Income from operations	658	736	322	173	49	(622)
Depreciation, amortization and impairment of assets	972	375	249	198	156	(7)
Restructuring costs	81	38	25	37	(20)	(1)
Acquisition-related charges	107	(1)	107	1
Other items	571	44	7	29	(37)	528
Adding back impairment of fixed assets included in restructuring and acquisition-related changes and other items	(80)	(4)	(62)	(14)
Adjusted EBITDA	2,307	1,188	648	424	149	(102)

Free cash flow

Free cash flow is defined as net cash provided by operating activities minus net capital expenditures. Net capital expenditures are comprised of the purchase of intangible assets, expenditures on development assets, capital expenditures on property, plant and equipment and proceeds from sales of property, plant and equipment.

Philips discloses free cash flow as a supplemental non-IFRS financial measure, as Philips believes it is a meaningful measure to evaluate the performance of its business activities over time. Philips understands that free cash flow is broadly used by analysts, rating agencies and investors in assessing its performance. Philips also believes that the presentation of free cash flow provides useful information to investors regarding the cash generated by the Philips operations after deducting cash outflows for purchases of intangible assets, capitalization of product development, expenditures on development assets, capital expenditures on property, plant and equipment and proceeds from disposal of property, plant and equipment. Therefore, the measure gives an indication of the long-term cash generating ability of the business. In addition, because free cash flow is not impacted by purchases or sales of businesses and investments, it is generally less volatile than the total of net cash provided by operating activities and net cash provided used for investing activities.

Free cash flow may be subject to limitations as an analytical tool for investors, as free cash flow is not a measure of cash generated by operations available exclusively for discretionary expenditures and Philips requires funds in addition to those required for capital expenditures for a wide variety of non-discretionary expenditures, such as payments on outstanding debt, dividend payments or other investing and financing activities. In addition, free cash flow does not reflect cash payments that may be required in future for costs already incurred, such as restructuring costs.

Philips Group
Composition of free cash flow
in millions of EUR
2015 - 2017
	2015	2016	2017
Net cash provided by operating activities	598	1,170	1,870
Net capital expenditures	(752)	(741)	(685)
Purchase of intangible assets	(105)	(95)	(106)
Expenditures on development assets	(291)	(301)	(333)
Capital expenditures on property, plant and equipment	(432)	(360)	(420)
Proceeds from sales of property, plant and equipment	76	15	175
Free cash flow	(154)	429	1,185

Net debt : group equity ratio

Net debt : group equity ratio is presented to express the financial strength of Philips. Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. Group equity is defined as the sum of shareholders’ equity and non-controlling interests. This measure is used by Philips Treasury management and investment analysts to evaluate financial strength and funding requirements. This measure may be subject to limitations because cash and cash equivalents are used for various purposes, not only debt repayment. The net debt calculation deducts all cash and cash equivalents whereas these items are not necessarily available exclusively for debt repayment at any given time.

Philips Group
Composition of net debt and group equity
in millions of EUR unless otherwise stated
2015-2017
	2015	2016	2017
Long-term debt	4,095	4,021	4,044
Short-term debt	1,665	1,585	672
Total debt	5,760	5,606	4,715
Cash and cash equivalents	1,766	2,334	1,939
Net debt	3,994	3,272	2,776

Shareholders’ equity	11,607	12,546	11,999
Non-controlling interest	118	907	24
Group equity	11,725	13,453	12,023

Net debt : group equity ratio	25:75	20:80	19:81

Comparable order intake

Comparable order intake is reported for equipment and software and is defined as the total contractually committed amount to be delivered within a specified timeframe excluding the effects of currency movements and changes in consolidation. Comparable order intake does not derive from the financial statements and thus a quantitative reconciliation is not provided.

Philips uses comparable order intake as an indicator of business activity and performance. Comparable order intake is not an alternative to revenue and may be subject to limitations as an analytical tool due to differences in amount and timing between booking orders and revenue recognition. Due to divergence in practice, other companies may calculate this or a similar measure (such as order backlog) differently and therefore comparisons between companies may be complicated.

6Risk management

6.1Our approach to risk management

The Executive Committee, supported by the Risk Management Support Team, oversees and manages risks associated with Philips’ strategy and activities. The Risk Management Support Team consists of a number of functional experts covering the various categories of enterprise risk and supports by increasing the understanding of the enterprise risk profile and continuously working to improve the enterprise risk management framework. The Executive Committee is ultimately responsible for identifying the critical risks and for the implementation of appropriate risk responses. The Supervisory Board is periodically updated about enterprise risks and the risk management process in Philips.

Philips believes risk management is a value creating activity and as such it is an integral element of the Philips Business System (PBS). Risk management and control supports us in taking sound risk-reward strategic decisions to maximize value creation, it supports sustainable results on our Path to Value, it protects our key strengths (Capabilities, Assets, and Positions) and it supports process excellence.

Philips’ risk management focuses on the following risk categories: Strategic, Operational, Compliance and Financial risks. The main risks within these categories are further described in Risk categories and factors. The overview highlights the material risks known to Philips, which could hinder it in achieving its strategic and financial business objectives. The risk overview may, however, not include all the risks that may ultimately affect Philips. Some risks not yet known to Philips, or currently believed not to be material, could ultimately have a major impact on Philips’ businesses, objectives, revenues, income, assets, liquidity or capital resources.

All forward-looking statements made on or after the date of this Annual Report and attributable to Philips are expressly qualified in their entirety by the factors described in the cautionary statement included in Forward-looking statements and other information and the overview of risk factors described in Risk categories and factors.

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

Risk appetite

Philips’ risk management policy addresses risks related to different categories: Strategic, Operational, Compliance and Financial risks. The Executive Committee and management consider risk appetite when taking decisions and seek to manage risks consistently within the risk appetite. Risk boundaries are set in the various parts of our governance framework including (but not limited to) our Strategy, General Business Principles (GBP), Policies, Philips Business System (PBS), Budgets and Authority schedules. Risk appetite is different for the various risk categories:

  Strategic risks and opportunities may affect Philips’ strategic ambitions. Strategic risks include economic and political developments and the need to anticipate and respond timely to market circumstances. Philips is prepared to take considerable strategic risks in a responsible way given the necessity to invest in research & development and manage the portfolio of businesses, including acquisitions and divestments, in a highly uncertain global political and economic environment. Philips carefully evaluates if risk taking is justified in light of Strategic Fit, Portfolio Balance, and overall Value creation ambitions. Philips seeks to avoid risks which dilute or contradict our Brand promise.
  Operational risks include adverse developments resulting from internal processes, people and systems, or from external events that are linked to the actual running of each business (examples are solution and product creation and supply chain management). Our focus on Quality, Excellence and Productivity enhancement guide the day-to-day running and the continuous improvement of our business. Philips takes a calculated approach aimed to optimize the upside and minimize the downside of risks due to the need for high quality of its products and services, reliable and secure IT systems and sustainability commitments.
  Compliance risks cover unanticipated failures to implement, or comply with, appropriate laws, regulations, policies and procedures. Philips attaches prime importance to product quality and safety, including full compliance with regulations and quality standards applicable to our products and services. Being a responsible company everyone in Philips is expected to always act with integrity. Philips rigorously enforces compliance of General Business Principles throughout the Company.

  Philips has a zero tolerance policy towards non-compliance in relation to breaches of its General Business Principles.
  Financial risks include risks related to Treasury, Accounting and Reporting, Pensions and Tax. Philips is prudent with regard to financial risks as the financial sustainability of the company and investor commitment depends on it. Philips is averse to risks which jeopardize a sustained “Investment grade” credit rating and risks which impede the reliability of our financial reporting. Risk appetite is described further in various chapters of this annual report, including Details of treasury / other financial risks.

Philips does not classify these risk categories in order of importance.

Corporate Governance

Corporate governance is the system by which a company is directed and controlled. Philips believes that good corporate governance is a critical factor in achieving business success. Good corporate governance derives from, among other things, effective internal controls and high ethical standards. The quality of Philips’ system of risk management, business control and other findings of internal and external audits are reported to and discussed by the Audit Committee of the Supervisory Board. Internal auditors monitor the quality of risk management and business controls through the execution of the risk based audit plan as approved by the Audit Committee of the Supervisory Board.

Audit & Risk committees at Group level, Business Groups,  Markets and key Functional areas meet quarterly, chaired by first line leadership, to address weaknesses in risk management and business controls structure as reported by internal and external auditors or revealed by self-assessment of management and to take corrective action where necessary. In addition to the Audit Committee, the Quality and Regulatory (Q&R) Committee of the Supervisory Board assists the Supervisory Board in fulfilling its oversight responsibilities particularly in respect of the quality of the Company’s products, systems, services and software and the development, testing, manufacturing, marketing and servicing thereof, and regulatory requirements relating thereto. As such, the Q&R Committee supports the Company’s risk management in the relevant risk areas. An in-depth description of Philips’ corporate governance structure can be found in Corporate governance.

Risk Management

Taking risks is an inherent part of entrepreneurial behavior and well-structured risk management allows management to take risks in a controlled manner. In order to provide a comprehensive view of Philips’ risks, structured risk assessments take place according to the Philips process standard for risk management, combining elements of a top-down and bottom-up approach. The process is supported by workshops with management at Business, Market and Group Function levels. During 2017, several risk management workshops were held.

Establish risk management environment
Identify risk
Analyze risk
Respond to risk
Monitor risk
Reporting and communication
Supervisory Board
Executive Committee
Business

groups
Markets
Functions

Key elements of the Philips risk management policy are:

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
  As an integral part of the strategy review, the Executive Committee annually assesses the enterprise risk profile, including appropriate risk scenarios and sensitivity analysis, and reviews the potential impact of the enterprise risk profile versus the Group’s risk appetite. This risk assessment is based on the latest annual risk assessments of the Group, Business Groups, Markets and key Functions and changes to these, if any, as reported during the periodic review meetings, findings from Philips Internal Audit, Legal and Insurance, the Materiality analysis  as described in Sustainability statements, views from key stakeholders, external analysis, and risks reported in the annual certification statement on Risk Management and Business Controls.
  Developments in the Enterprise Risk profile and management’s initiatives to improve risk responses are discussed and monitored during the quarterly Group Audit & Risk Committee.
  The Executive Committee reviews at least annually the Philips risk management approach and improves the process as required.
  The Philips risk profile and the risk management approach are discussed at least annually with the Audit Committee and with the full Supervisory Board.

Examples of measures taken during 2017 to further strengthen risk management, which have been discussed with the Audit Committee and the full Supervisory Board:

  Execution of the Enterprise Risk Management (ERM) improvement roadmap;
  The continued development of the Information Security Program in light of the increasing exposure to cybercrime and information security requirements resulting from digitalization and a focus on the Healthcare industry;
  The further development of risk management related to long-term service-based business models;
  Introduction of improved comprehensive insurance program;
  Accelerated acquisition integration supported by playbooks;
  Revised plan for GBP deployment for the next 3 years;
  Strengthened Q&R framework and oversight, standardization of Philips Quality Management System across the Company, and Quality improvement campaign;
  Closing of sale of 80.1% interest in Lumileds and sale of substantial part of Lighting resulting in deconsolidation of Philips Lighting during 2017;
  Further de-risking of pension liabilities liabilities with deficit funding in the US defined-benefit plan and settlement of the Brazilian pension plans;
  Continuous improvement of risk dialogues and continuation of risk workshops to cover Business Groups, Markets and Functions.

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

As part of the BCF, Philips has implemented a global standard for internal control over financial reporting (ICS). ICS, together with Philips’ established accounting procedures, is designed to provide reasonable assurance that assets are safeguarded, that the books and records properly reflect transactions necessary to permit preparation of financial statements, that policies and procedures are carried out by qualified personnel and that published financial statements are properly prepared and do not contain any material misstatements. ICS has been deployed in all material reporting units, where business process owners perform an extensive number of controls, document the results each quarter, and take corrective action where necessary. ICS supports business and functional management in a quarterly cycle of assessment and monitoring of its control environment. The findings of management’s evaluation are reported to the Executive Committee and the Audit Committee of the Supervisory Board quarterly.

As part of the Annual Report process, management’s accountability for business controls is enforced through the formal certification statement sign off by Business Group, Market and Functional management to the Executive Committee. Any deficiencies noted in the design and operating effectiveness of controls over financial reporting which were not completely remediated are evaluated at year-end by the Board of Management. The Board of Management’s report, including its conclusions regarding the effectiveness of internal control over financial reporting, can be found in Management’s report on internal control.

Philips General Business Principles

The Philips General Business Principles (GBP) incorporate and represent the fundamental principles by which all Philips businesses and employees around the globe must abide. They set the minimum standard for business conduct, both for individual employees and for the company and our subsidiaries. Our GBP also serve as a reference for the business conduct we expect from our business partners and suppliers. Translations of the GBP text are available in 32 languages, allowing almost every employee to read the GBP in their native language. Detailed underlying policies, manuals, training, and tools are in place to give employees practical guidance on how to apply and uphold the GBP in their daily work environments.

The GBP form an integral part of labor contracts in virtually every country in which Philips operates. It is the responsibility of each employee to live up to our GBP, and employees are requested to affirm their commitment to the principles after completing their GBP e-training. In addition, there are separate Codes of Ethics that apply to employees working in specific areas of our business, i.e. the Procurement Code of Ethics and the Financial Code of Ethics. Details can be found at: www.philips.com/gbp. Executives are requested to sign off on the GBP each year to renew their awareness of and reaffirm their compliance with these principles.

Within Philips, the GBP Review Committee is ultimately responsible for the effective deployment of the GBP and for generally promoting a culture of compliance and ethics within the company. The GBP Review Committee is chaired by the Chief Legal Officer, and its members include the Chief HR Officer, the Chief of International Markets and the Chief Financial Officer. They are supported in the implementation of their initiatives by a Committee Secretariat as well as a network of GBP Compliance Officers, who are appointed in all markets, countries and at all major sites where Philips has operations. Furthermore, building on the best practices we have developed in some of our markets, in 2018 all markets will install a formal compliance committee, consisting of (at least) the market leader, the market head of legal and the market CFO, which will deal with GBP related matters on a more granular level.

As part of our unyielding effort to raise GBP awareness and foster dialog throughout the organization, each year a global GBP communications and training plan is deployed. In 2017, a number of initiatives were undertaken through various channels such as new Quick Reference Cards for at-a-glance guidance on how to handle a number of common GBP issues, as well as recurring programs such as e-learnings for selected high-risk audiences. For our GBP e-learning, we achieved a training completion rate of 96%. Many of these initiatives contributed to building momentum toward our now annual GBP Dialogue Initiative. In 2017, in order to accommodate the increased demand from the markets and business, we held our Dialogue Initiative over the course of two months beginning in May and ending in June, allowing ample time and scope for teams and leaders alike to arrange and prepare for their dialog session. During the 2017 Dialogue Initiative, more teams at Philips than ever before held open and frank discussions on what Acting with Integrity means to them, and posted pictures of their sessions on the Philips social platform using the hashtag #integritymatters.

The effect of our communication and awareness campaigns is apparent from the results of our biennial Business Integrity Survey. Via this survey, in which tens of thousands of Philips employees participated, we measure employee’s perception of integrity throughout the company. For the second time running our scores improved for all the soft-controls we measure.

As one of our important controls for monitoring and oversight of the level of GBP compliance within Philips, we deploy quarterly the mandatory GBP self-assessment as part of our Internal Control framework. The GBP Review Committee Secretariat receives an overview of the results of this self-assessment and can take action when deemed necessary. We believe this has created a more robust network to ensure compliance throughout the organization and it has equipped us with the requisite skills and support to monitor and enhance compliance in the increasingly regulated environments in which Philips operates. Furthermore, 2017 saw the creation of a dedicated compliance monitoring team, which will leverage data analytics to quickly identify and address potential compliance issues.

The GBP are supported by established mechanisms that ensure standardized reporting and escalation of concerns where necessary. These mechanisms are based on the GBP Reporting Policy, which urges employees to report any concerns they may have regarding business conduct in relation to the GBP. They can do this either through a GBP Compliance Officer or through the Philips Ethics Line, which enables employees and also third parties to report a concern either by telephone or online in a variety of different languages 24/7 all year round. Concerns raised are registered consistently in a single database hosted outside of Philips servers to ensure confidentiality and security of identity and information. Encouraging people to submit a complaint when they have exhausted all other means of recourse had been - and will continue to be - a cornerstone of our GBP communications and awareness campaign year on year.

Financial Code of Ethics

The Company has a Financial Code of Ethics which applies to the CEO (the principal executive officer) and CFO (the principal financial and principal accounting officer), and to the senior management in the Philips Finance Leadership Team who head the Finance departments of the Company. The Company has published its Financial Code of Ethics within the investor section of its website located at www.philips.com. No changes were considered necessary and no changes have been made to the Financial Code of Ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above in 2017.

For more information, please refer to General Business Principles.

6.2Risk categories and factors

Risks
Strategic
  Changes in industry/market
  Macroeconomic changes
  Focus on health technology
  Growth of emerging markets
  Joint ventures
  Acquisitions
  Intellectual property rights
Operational
  Product quality and liability
  Cyber security
  Transformation programs
  Supply chain
  Innovation process
  People
  Intellectual property
  Reputation and brand
Compliance
  Product safety/Data privacy
  Regulatory
  Market practices
  Legal
  General Business Principles
  Internal controls
Financial
  Treasury
  Tax
  Pensions
  Holding in Philips Lighting
  Accounting and reporting
Corporate Governance
Philips Business Control Framework
Philips General Business Principles

In order to provide a comprehensive view of Philips’ enterprise risks, structured risk assessments take place in accordance with the Philips process standard to manage risk as described in Our approach to risk management. As a result of this process, amongst others, the following actions were performed during 2017:

  In order to reduce its exposure to market risk, Philips continued in 2017 to sell portions of its ownership of Lighting; by the end of 2017 Philips was no longer able to exercise control over Lighting and as a result Lighting has been deconsolidated. Until the completion of the sale of its entire ownership in Philips Lighting, Philips remains exposed to risks with regard to the value of Philips Lighting.
  In 2017 the sale of 80.1% of Lumileds was completed; Philips remains exposed to risks with regard to the value of the remaining 19.9% stake in Lumileds.
  The challenging global political and economic developments had an impact on our results. We have continued to monitor the impact of economic and political developments on our results.
  Philips has strengthened its (cyber) security governance to increase the ability to detect, respond to and close (cyber) security incidents.
  Philips has continued its significant investments in its Quality Management System across the company. Changes in the company-wide quality leadership have been made and new standards and initiatives have been launched.

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

6.3Strategic risks

Philips may be unable to adapt swiftly to changes in industry or market circumstances, which could have a material adverse impact on its financial condition and results.

Fundamental shifts in the Healthcare industry, like the transition towards digital, may drastically change the business environment. If Philips is unable to recognize these changes in good time, is late in adjusting its business models, or if circumstances arise such as pricing actions by competitors, then this could have a material adverse effect on Philips’ growth ambitions, financial condition and operating result.

As Philips’ business is global, its operations are exposed to economic and political developments in countries across the world that could adversely impact its financial condition and results.

Philips ’ business environment is influenced by political and economic conditions in individual and global markets. Financial markets generally showed a stable, favorable performance during 2017 with market volatility at an all-time low; towards the end of 2017 concerns emerged about potential bubbles in some financial markets. Economic growth in China seems to have stabilized. The European Union started to show clear economic growth in 2017 and so far seems unaffected by the lack of progress in the Brexit process. Political uncertainty remains a driver of potential risks in Europe. The weakened government in Great Britain continues to struggle with the Brexit negotiations. The US economy continued to perform well during 2017, but the initial optimism following the start of the new US administration in 2017 has slacked off. The long awaited US Tax Cuts and Jobs Act was only presented at the end of 2017 and it is uncertain what the impact of this tax reform will be. The US dollar lost strength versus the euro and Japanese yen during the second half of 2017; there is considerable uncertainty about the potential impact of the US Tax Cuts and Jobs Act on the strength of the US dollar. Both Brexit and the policies of the US administration may have significant impact on international trade tariffs and customs laws. Driven by political conflicts, 2017 showed further increases in the quantity and severity of cyber-attacks; some attacks (e.g. WannaCry) affected many countries and public and private organizations. The favorable macroeconomic outlook for the main geographies could quickly reverse due to political conflicts, the unknown impact of changes in US and Eurozone monetary policy and changes in government policies. Uncertainty remains as to the levels of (public) capital expenditures in general, unemployment levels and consumer and business confidence, which could adversely affect demand for products and services offered by Philips.

The general global political environment remains unfavorable for the business environment due to continued political conflicts and terrorism. Numerous other factors, such as regional political conflicts in the Middle East, Turkey, Korean peninsula and other regions, as well as large-scale (in)voluntary migration and profound social instability could continue to impact macroeconomic factors and the international capital and credit markets. It remains difficult to predict changes in, among others, US foreign policy, healthcare and trade and tax laws, the impact of which cannot be predicted. Uncertainty on the timing and the nature of Brexit may adversely affect economic growth and the business environment in the United Kingdom and the European Union. Economic and political uncertainty may have a material adverse impact on Philips’ financial condition or results of operations and can also make it more difficult for Philips to budget and forecast accurately. Political instability may have an adverse impact on financial markets which could have a negative impact on the timing and revenues of the sale of the remaining interests in Lighting and the access of Philips to funding. Philips may encounter difficulty in planning and managing operations due to the lack of adequate infrastructure and unfavorable political factors, including unexpected legal or regulatory changes such as foreign exchange import or export controls, increased healthcare regulation, nationalization of assets or restrictions on the repatriation of returns from foreign investments. Given that growth in emerging market countries is correlated to US, Chinese and European economic growth and that such emerging market countries are increasingly important in Philips’ operations, the above-mentioned risks are also expected to grow and could have a material adverse effect on Philips’ financial condition and results.

Philips’ overall risk profile is changing as a result of the focus on Health Technology.

The risk profile of Philips is expected to concentrate focus on one industry due to the dynamics of our changing products and services portfolio, acquisitions and partnerships resulting from the execution of our Health Technology strategy.

Philips’ overall performance in the coming years is expected to depend on the realization of its growth ambitions and results in growth geographies.

Growth geographies are becoming increasingly important in the global market. In addition, Asia is an important production, sourcing and design center for Philips. Philips faces strong competition to attract the best talent in tight labor markets and intense competition from local companies as well as other global players for market share in growth geographies. Philips needs to maintain and grow its position in growth geographies, invest in data driven services, invest in local talent, understand developments in end-user preferences and localize the portfolio in order to stay competitive. If Philips fails to achieve these objectives, then this could have a material adverse effect on growth ambitions, financial condition and operating result.

The growth ambitions and the related financial results of Philips may be adversely affected by economic volatility inherent in growth geographies and the impact of changes in macroeconomic circumstances on growth economies.

Philips may not control joint ventures or associated companies in which it invests, which could limit the ability of Philips to identify and manage risks.

Philips has invested and may invest in joint ventures and associated companies in which Philips will have a non-controlling interest. In these cases, Philips has limited influence over, and limited or no control of, the governance, performance and cost of operations of joint ventures and associated companies. Some of these joint ventures and associated companies may represent significant investments and potentially also use Philips’ brand. The joint ventures and associated companies that Philips does not control may make business, financial or investment decisions contrary to Philips’ interests or may make decisions different from those that Philips itself may have made. Additionally, Philips partners or members of a joint venture or associated company may not be able to meet their financial or other obligations, which could expose Philips to additional financial or other obligations, as well as having a material adverse effect on the value of its investments in those entities or potentially subject Philips to additional claims. Lumileds is an example of a company in which Philips may continue to have a (residual) investment but does not have control.

Acquisitions could expose Philips to integration risks and challenge management in continuing to reduce the complexity of the company.

Philips’ acquisitions may expose Philips in the future to integration risks in areas such as sales and service force integration, logistics, regulatory compliance, information technology and finance. Integration difficulties and complexity may adversely impact the realization of an increased contribution from acquisitions. Philips may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses. Acquisitions may divert management attention from other business priorities and risks.

Furthermore, organizational simplification expected to be implemented following an acquisition and the resulting cost savings may be difficult to achieve. Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill. Write-downs of these assets due to business developments may have a material adverse effect on Philips’ earnings (see also Goodwill).

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

6.4Operational risks

Failure to comply with quality standards, regulations and associated regulatory actions can trigger warranty and product liability claims against Philips and can lead to financial losses and adversely impact Philips’ reputation, market share and brand.

Philips is required to comply with the high standards of quality in the manufacture of its medical devices. Philips hereto is subject to the supervision of various national regulatory authorities. Conditions imposed by such national regulatory authorities could result in product recalls or a temporary ban on products and/or production facilities. In addition quality issues and/or liability claims could affect Philips’ reputation and its relationships with key customers (both customers for end products and customers that use Philips’ products in their business processes). As a result, depending on the product and manufacturing site concerned and the severity of the quality and/or regulatory issue, this could lead to financial losses through lost revenue and costs of any required remedial actions, and have further impacts on Philips’ reputation, market share and brand. Please refer to Compliance risks.

A breach in security of, or a significant disruption in, our information technology systems or violation of data privacy laws could adversely affect our operating results, financial condition, reputation and brand.

Philips relies on information technology to operate and manage its businesses and store confidential data (relating to employees, customers, intellectual property, suppliers and other partners); Philips’ products, solutions and services increasingly contain sophisticated information technology and generate confidential data related to customers and patients. Like many other multinational companies, Philips is therefore inherently and increasingly exposed to the risk of cyber attacks. Information systems may be damaged, disrupted (including the provision of services to customers) or shut down due to (cyber) attacks by hackers, computer viruses or other malware. In addition, breaches in security of our systems (or the systems of our customers, suppliers or other business partners) could result in the misappropriation, destruction or unauthorized disclosure of confidential information (including intellectual property) or personal data belonging to us or to our employees, partners, customers or suppliers. Successful cyber-attacks may result in substantial costs and other negative consequences, which may include, but are not limited to, lost revenues, reputational damage, remediation costs, and other liabilities to regulators, customers and partners. Furthermore, enhanced protection measures can involve significant costs.

Philips has strengthened its security governance, thus increasing the ability to detect, respond to, and close incidents. Additionally foundational and risk-based security training has been provided throughout the organization. For Mergers & Acquisitions, specific attention is given to ensure a sufficient level of security maturity before and during the M&A processes, including post-merger integration. However, these efforts may prove to be insufficient or unsuccessful.

Although Philips has experienced cyber-attacks and to date has not incurred any significant damage as a result an did not incur significant monetary cost in taking corrective action, there can be no assurance that in the future Philips will be as successful in avoiding damage from cyber-attacks, which could lead to financial losses. Additionally, the integration of new companies and successful outsourcing of business processes are highly dependent on secure and well controlled IT systems.

Diversity in information technology (IT) could result in ineffective or inefficient business management. IT outsourcing and off-shoring strategies could result in complexities in service delivery and contract management.

Philips continuously seeks to create a more open, standardized and cost-effective IT landscape, including through further outsourcing, off-shoring, commoditization and ongoing reduction in the number of IT systems. These changes create risk with regard to the delivery of IT services, the availability of IT systems and the scope and nature of the functionality offered by IT systems. Philips has strengthened the security clauses in supplier contracts, has increased the compliance reviews for those contracts (internally and externally) and has instigated more reviews on key suppliers with regard to information security. However these measures may prove to be insufficient or unsuccessful.

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

Shortages or delays could materially harm its business. Most of Philips’ activities are conducted outside of the Netherlands, and international operations bring challenges. For example, Philips depends partly on the production and procurement of products and parts from Asian countries, and this constitutes a risk that production and shipping of products and parts could be interrupted by regional conflicts, a natural disaster or extreme weather events resulting from climate change. A general shortage of materials, components or subcomponents as a result of natural disasters also poses the risk of unforeseeable fluctuations in prices and demand, which could have a material adverse effect on Philips’ financial condition and operating results.

Philips purchases raw materials, including so-called rare earth metals, copper, steel, aluminum, noble gases and oil-related products, which exposes it to fluctuations in energy and raw material prices. In recent times, commodities have been subject to volatile markets, and such volatility is expected to continue. If Philips is not able to compensate for increased costs or pass them on to customers, price increases could have a material adverse impact on Philips’ results. In contrast, in times of falling commodity prices, Philips may not fully benefit from such price decreases, since Philips attempts to reduce the risk of rising commodity prices by several means, including long-term contracting or physical and financial hedging.

Failure to drive operational excellence and productivity in Philips’ solution and product creation process and/or increased speed in innovation-to-market could hamper Philips’ profitable growth ambitions.

Further improvements in Philips’ solution and product creation process, ensuring timely delivery of new solutions and products at lower cost and improvement in customer service levels to create sustainable competitive advantages, are important in realizing Philips’ profitable growth ambitions. The emergence of new low-cost competitors, particularly in Asia, further underlines the importance of improvements in the product creation process. The success of new solution and product creation, however, depends on a number of factors, including timely and successful completion of development efforts, market acceptance, Philips’ ability to manage the risks associated with new products and production ramp-up issues, the ability of Philips to attract and retain employees with the appropriate skills, the availability of products in the right quantities and at appropriate costs to meet anticipated demand and the risk that new products and services may have quality or other defects in the early stages of introduction. Accordingly, Philips cannot determine in advance the ultimate effect that new solutions and product creations will have on its financial condition and operating results. If Philips fails to create and commercialize products or fails to ensure that end-user insights are translated into solution and product creations that improve product mix and consequently contribution, it may lose its market share and competitiveness, which could have a material adverse effect on its financial condition and operating results.

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

Risk of unauthorized use of intellectual property rights.

Philips produces and sells products and services which incorporate technology protected by intellectual property rights. Philips develops and acquires intellectual property rights on a regular basis. Philips is exposed to the risk that a third party may claim to own the intellectual property rights on technology applied in Philips products and services and that in the event that their claims of infringement of these intellectual property rights are successful, they may be entitled to damages and Philips could incur a fine.

Any damage to Philips’ reputation could have an adverse effect on its businesses and brand.

Philips is exposed to developments which could affect its reputation. Such developments could be of an environmental or social nature, connected to the behavior of individual employees or suppliers, or could relate to adherence to regulations related to labor, human rights, health and safety, environmental and chemical management. Reputational damage could materially impact Philips’ brand value, financial condition and operating results.

6.5Compliance risks

Philips is exposed to non-compliance with product safety laws, good manufacturing practices and data privacy.

Philips’ brand image and reputation would be adversely impacted by non-compliance with various product safety laws, good manufacturing practices and data protection. In light of Philips’ digital strategy, data privacy laws are increasingly important. Also, Diagnosis & Treatment and Connected Care & Health Informatics are subject to various (patient) data protection and safety laws. In Diagnosis & Treatment and Connected Care & Health Informatics, privacy and product safety and security issues may arise, especially with respect to remote access or monitoring of patient data or loss of data on our customers’ systems. Philips is exposed to the risk that its products, including components or materials procured from suppliers, may prove to be not compliant with safety laws, e.g. chemical safety regulations. Such non-compliance could result in a ban on the sale or use of these products.

Philips operates in a highly regulated product safety and quality environment. Philips’ products are subject to regulation (e.g. the new EU Medical Devices Regulation) by various government agencies, including the FDA (US) and comparable foreign agencies (e.g. CFDA China, MHRA UK, ASNM France, BfArM Germany, IGZ Netherlands). Obtaining their approval is costly and time consuming, but a prerequisite for introducing products in the market. A delay or inability to obtain the necessary regulatory approvals for new products could have a material adverse effect on business. The risk exists that product safety incidents or user concerns could trigger FDA business reviews which, if failed, could lead to business interruption which in turn could adversely affect Philips’ financial condition and operating results.

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

National and European authorities are focused on possible anti-competitive market practices. Philips’ financial position and results could be materially affected by an adverse final outcome of governmental investigations and litigation, as well as any potential related claims. In the past Philips has been subject to such investigations, litigation and related claims. See also Contingent assets and liabilities.

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

Please refer to Contingent assets and liabilities, for additional disclosure relating to specific legal proceedings.

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

6.6Financial risks

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

Philips operates in over 100 countries and its earnings and equity are therefore inevitably exposed to fluctuations in exchange rates of foreign currencies against the euro. Philips’ sales are sensitive in particular to movements in the US dollar, Japanese yen and a wide range of other currencies from developed and emerging markets. Philips’ sourcing and manufacturing spend is concentrated in the Eurozone, United States and China. Income from operations is particularly sensitive to movements in currencies from countries where the Group has no manufacturing/sourcing activities or only has manufacturing/sourcing activities on a small scale such as Japan, Canada, Australia and Great Britain and in a range of emerging markets such as Russia, Korea, Indonesia, India and Brazil.

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

For further analysis, please refer to Details of treasury / other financial risks.

Philips is exposed to tax risks, which could have a significant adverse financial impact.

Philips is exposed to tax risks, which could result in double taxation, penalties and interest payments. The source of the risks could lie in local tax rules and regulations as well as in the international and EU regulatory frameworks. These include transfer pricing risks on internal cross-border deliveries of goods and services, tax risks related to acquisitions and divestments, tax risks related to permanent establishments, tax risks relating to tax loss, interest and tax credits carried forward and potential changes in tax law that could result in higher tax expenses and payments. The risks may have a significant impact on local financial tax results which in turn could adversely affect Philips’ financial condition and operating results.

The value of the deferred tax assets such as tax losses carried forward is subject to availability of sufficient taxable income within the tax loss-carry-forward period, but also availability of sufficient taxable income within the foreseeable future in the case of tax losses carried forward with an indefinite carry-forward period. The ultimate realization of the Company’s deferred tax assets, including tax losses and tax credits carried forward, is dependent upon the generation of future taxable income in the countries where the temporary differences, unused tax losses and unused tax credits were incurred and upon periods during which the deferred tax assets become deductible. Additionally, in certain instances, realization of such deferred tax assets is dependent upon the successful execution of tax planning strategies. Accordingly, there can be no absolute assurance that all deferred tax assets, such as (net) tax losses and credits carried forward, will be realized.

The US Tax Cuts and Jobs Act enacted in December 2017 has both positive and negative consequences for Philips. Philips has significant tax assets and liabilities in the US as it is an important market for Philips with substantial sales, manufacturing sites and material acquisitions during the past few years. The US Tax Cuts and Jobs Act introduced complex new rules, and further clarifications and guidance by the US authorities are anticipated. These could have a significant financial impact for which Philips will continue monitoring and analyzing any updated guidance.

For further details, please refer to the tax risks paragraph in Income taxes.

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

Philips is exposed to uncertainty on the timing and proceeds of a sale of Philips Lighting

In 2016, Philips separated its Lighting business and on May 27, 2016, Philips Lighting was listed on the Amsterdam Stock Exchange. Since then Philips Lighting operates as a separate listed company. Philips has subsequently sold a substantial part of its ownership in Philips Lighting and deconsolidated Philips Lighting in 2017. Philips’ overall objective is to fully divest its ownership of Philips Lighting. The nature or form, timing and the level of proceeds from this divestment process are uncertain. The timing and level of proceeds will depend on general market conditions and investor appetite for companies of this size and nature. Philips no longer has control over Philips Lighting and has deconsolidated the assets, liabilities and financial results of Philips Lighting. While Philips holds Philips Lighting as an asset held for sale, Philips’ earnings will be affected by changes in the fair value of Philips Lighting.

Philips is exposed to a number of financial reporting risks, i.e. the risk of material misstatements or errors in its financial reporting.

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

For important critical reporting risk areas identified within Philips we refer to the “Use of estimates” section in Significant accounting policies, as the Company assessed that reporting risk is closely related to the use of estimates and application of judgment.

7Management

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

Frans van Houten
Born 1960, Dutch
Chief Executive Officer (CEO)

Chairman of the Board of Management since April 2011

Responsibilities: Chairman of the Executive Committee, Business Transformation, Internal Audit, Quality and Regulatory, Marketing

For a full résumé, click here

Egbert van Acht
Born 1965, Dutch
Executive Vice President

Responsibilities: Personal Health Businesses

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
Born 1961, Indian
Executive Vice President &

Chief Financial Officer (CFO)

Member of the Board of Management since December 2015

Responsibilities: Finance, Capital structure, Mergers & Acquisitions, Investor Relations, Information Technology, Global Business Services, Group Security and Participations

For a full résumé, click here

Rob Cascella
Born 1954, American
Executive Vice President

Responsibilities: Diagnosis & Treatment Businesses

For a full résumé, click here

Marnix van Ginneken
Born 1973, Dutch/American
Executive Vice President &

Chief Legal Officer (CLO)

Member of the Board of Management since November 2017

Responsibilities: Legal, Compliance, Intellectual Property & Standards

For a full résumé, click here

Andy Ho
Born 1961, Chinese
Executive Vice President

Responsibilities: Greater China Market

For a full résumé, click here

Henk de Jong
Born 1964, Dutch
Executive Vice President

Responsibilities: Chief of International Markets (all except Greater China & North America), Market-to-Order Excellence

For a full résumé, click here

Ronald de Jong
Born 1967, Dutch
Executive Vice President

Responsibilities: Chief Human Resources Officer, Culture

Chairman of the Philips Foundation

For a full résumé, click here

Carla Kriwet
Born 1971, German
Executive Vice President

Responsibilities: Connected Care & Health Informatics businesses

For a full résumé, click here

Brent Shafer 1)
Born 1957, American
Executive Vice President

Responsibilities: North American Market

Jeroen Tas
Born 1959, Dutch
Executive Vice President

Responsibilities: Chief Innovation and Strategy Officer. Innovation, Strategy & Alliances, Design, Sustainability, Medical Affairs, Innovation-to-Market Excellence, Platforms, Emerging Businesses

For a full résumé, click here

1)Left the Executive Committee on January 10, 2018 and was succeeded on the same date by Vitor Rocha, who has led the Philips Ultrasound Business Group since 2014.

8Supervisory Board

The Supervisory Board supervises the policies of the Board of Management and Executive Committee and the general course of affairs of Koninklijke Philips N.V. and advises the executive management thereon. The Supervisory Board, in the two-tier corporate structure under Dutch law, is a separate and independent corporate body.

The Rules of Procedure of the Supervisory Board are published on the Company’s website. For details on the activities of the Supervisory Board, see Supervisory Board report and section 10.2, Supervisory Board.

Jeroen van der Veer
Born 1947, Dutch 2) 3)
Chairman

Chairman of the Corporate Governance and

Nomination & Selection Committee

Member of the Supervisory Board since 2009;

third term expires in 2021

Former Chief Executive and Non-executive Director of Royal Dutch Shell and currently Chairman of the Supervisory Board of ING Groep N.V. Member of the Supervisory Board of Royal Boskalis Westminster N.V. and Statoil ASA. Chairman of the Supervisory Council of Delft University of Technology. Chairman of Het Concertgebouw Fonds (foundation). Also a senior advisor at Mazarine Energy B.V.

Neelam Dhawan
Born 1959, Indian 1)
Member of the Supervisory Board since 2012;

second term expires in 2020

Former Vice President - Asia Pacific & Japan - Global Industries and Strategic Alliances Hewlett Packard Enterprise. Currently non-Executive Board Member of ICICI Bank Limited.

Orit Gadiesh
Born 1951, Israeli/American 1)
Member of the Supervisory Board since 2014;

first term expires in 2018

Currently Chairman of Bain & Company and Member of the Foundation Board of the World Economic Forum (WEF). Also serves on the Supervisory Board of Renova AG and is a member of the United States Council of Foreign Relations.

Christine Poon
Born 1952, American 2) 3) 4)
Vice-chairman and Secretary

Chairman of the Quality & Regulatory Committee

Member of the Supervisory Board since 2009;

third term expires in 2021

Former Vice-Chairman of Johnson & Johnson’s Board of Directors and Worldwide Chairman of the Pharmaceuticals Group and former dean of Ohio State University’s Fisher College of Business. Currently member of the Board of Directors of Prudential, Regeneron and Sherwin Williams.

Heino von Prondzynski
Born 1949, German/Swiss 2) 3) 4)
Chairman of the Remuneration Committee

Member of the Supervisory Board since 2007;

third term expires in 2019

Former member of the Corporate Executive Committee of the F. Hofmann-La Roche Group and former CEO of Roche Diagnostics. Currently Chairman of the Supervisory Board of Epigenomics AG, member of the Supervisory Board of HTL Strefa and Lead Director of Quotient Ltd.

David Pyott
Born 1953, British 1) 4)
Member of the Supervisory Board since 2015;

first term expires in 2019

Former Chairman and Chief Executive Officer of Allergan, Inc.. Currently Lead Director of Avery Dennison Corporation. Member of the Board of Directors of Alnylam Pharmaceuticals Inc., BioMarin Pharmaceutical Inc. and privately-held Rani Therapeutics and Chairman of Bioniz Therapeutics. Also member of the Governing Board of the London Business School, President of the International Council of Ophthalmology Foundation and member of the Advisory Board of the Foundation of the American Academy of Ophthalmology.

Jackson Tai
Born 1950, American 1) 4)
Chairman of Audit Committee

Member of the Supervisory Board since 2011;

second term expires in 2019

Former Vice-Chairman and CEO of DBS Group and DBS Bank Ltd and former Managing Director at J.P. Morgan & Co. Incorporated. Currently a member of the Boards of Directors of Eli Lilly and Company, HSBC Holdings PLC and Mastercard. Also Non-Executive Director of Canada Pension Plan Investment Board.

1)member of the Audit Committee
2)member of the Remuneration Committee
3)member of the Corporate Governance and Nomination & Selection Committee
4)member of the Quality & Regulatory Committee

9Supervisory Board report

The Supervisory Board is committed to its role to oversee the overall performance, transformation and corporate governance of Philips as well as the execution of its strategy.
Jeroen van der Veer
Chairman of the Supervisory Board

Introduction

The Supervisory Board supervises and advises the Board of Management and Executive Committee in performing their management tasks and setting the direction of the business of the Philips Group. The Supervisory Board acts, and we as individual members of the Board act, in the interests of Koninklijke Philips N.V., its businesses and all its stakeholders. This report includes a more speciﬁc description of the Supervisory Board’s activities during the ﬁnancial year 2017 and other relevant information on its functioning.

Activities of the Supervisory Board

The overview below indicates a number of matters that we reviewed and/or discussed during meetings throughout 2017:

  The annual review of the Company’s strategy. Building on the strategy that was presented in 2016, this year’s strategy review focused on the progress made in the execution of the strategy by business and market, the key strategic thrusts, the path-to-value and an update on the M&A and partnership roadmap. The Supervisory Board also reviewed the priorities to deliver on the Company’s financial ambition, to improve productivity, boost growth in core businesses, better serve customers and win in solutions along the health continuum.
  The performance of the Philips Group and its underlying businesses and flexibility, under its capital structure and credit ratings, to pay dividends and to fund capital investments, including share repurchases and other financial initiatives;
  Philips’ annual management commitment and annual operating plan for 2018;
  Quality and regulatory compliance, systems and processes. Also refer to the description of the activities of the Quality & Regulatory Committee given later in this Supervisory Board report;
  Capital allocation, including the dividend policy, the share buyback program (announced in July 2017) and the M&A framework;
  The potential scenarios for the envisaged sell-down of the remaining stake in Philips Lighting;
  Significant acquisitions and divestments, including the announcement (in June 2017) of the acquisition of The Spectranetics Corporation;
  Philips’ industrial strategy, focusing on manufacturing footprint optimization;
  Procurement, including the procurement strategy and supplier quality.
  Enterprise risk management, which included an annual risk assessment and discussion of the changing nature of the risks faced by Philips, the control measures and the possible impact of such risks. Such risks included the impact of negative market conditions, disruptive competition, information and product security, ineffective transition to new business models and quality & regulatory non-compliance;
  Talent management, focusing on strategic workforce planning, diversity and culture. Changes in the composition and remuneration of the Executive Committee were also reviewed as well as succession planning for senior management;
  Evaluation of the Board of Management and the Executive Committee based on the achievement of specific group an individual targets approved by the Supervisory Board at the beginning of the year;
  Oversight of adequacy of financial and internal controls;
  Significant civil litigation claims and public investigations against or into Philips; and
  A review of Philips’ five-year sustainability program, which was announced in 2016 and includes targets for Philips’ solutions, operations and supply chain.

The Supervisory Board also conducted “deep dives” on a range of topics including:

  The strategy and performance of Philips North America and China, including market developments, business performance and key strategic initiatives.
  The solutions and partnership approach of Philips, including the go-to-market strategy of selected solutions and milestone planning.

The Supervisory Board also reviewed Philips’ annual and interim financial statements, including non-financial information, prior to publication thereof.

Supervisory Board meetings and attendance

In 2017, the members of the Supervisory Board convened for eight regular meetings and one extraordinary meeting. Moreover, we collectively and individually interacted with members of the Executive Committee and with senior management outside the formal Supervisory Board meetings. The Chairman of the Supervisory Board and the CEO met regularly for bilateral discussions about the progress of the Company on a variety of matters. The Supervisory Board also held bilateral meetings with several members of the Executive Committee to discuss R&D programs, internal audit, and financial and internal controls.

The Supervisory Board meetings were well attended in 2017. All Supervisory Board members were present during the Supervisory Board meetings in 2017, with the exception of one member, who was unable to attend the January Supervisory Board meeting. The Supervisory Board visited the Company’s manufacturing facilities in Bothell, USA, to meet with local and regional management and toured the site to view demonstrations of the latest innovations in the area of Emergency Care and Resuscitation, Oral Healthcare and Ultrasound and meet with employees. The Supervisory Board also visited the Company’s research facilities in Eindhoven, the Netherlands, and met with various executives from Philips Research and Design. The committees of the Supervisory Board also convened regularly (see the separate reports of the committees below) and all of the committees reported back on their activities to the full Supervisory Board. In addition to the formal meetings of the Board and its Committees, the Board members also held private meetings. We, as members of the Board, devoted sufficient time to engage (proactively if the circumstances so required) in our supervisory responsibilities.

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

The Supervisory Board currently consists of seven members. In 2017, there were no changes to the membership of the Board. Jeroen van der Veer and Christine Poon were re-appointed as members of the Supervisory Board, each for an additional term of four years. The agenda for the upcoming 2018 Annual General Meeting of Shareholders will include a proposal to re-appoint Orit Gadiesh as member of the Supervisory Board for an additional term of four years.

The Supervisory Board pays great value to diversity in its composition and it adopted a Diversity Policy for the Supervisory Board, the Board of Management and the Executive Committee, effective December 31, 2017 (see the Corporate Governance and Nomination and Selection Committee report for further details). As laid down in the Diversity Policy, the aim is that the Supervisory Board (and the Board of Management and the Executive Committee) comprise members with a European and a non-European background (nationality, working experience or otherwise) and overall at least four different nationalities, and that they comprise at least 30% male and at least 30% female members. The Supervisory Board’s composition furthermore follows the profile as included in the Rules of Procedure of the Supervisory Board, which aims for an appropriate combination of knowledge and experience among its members encompassing marketing, manufacturing, technology, healthcare, financial, economic, social and legal aspects of international business and government and public administration in relation to the global and multiproduct character of Philips’ businesses. The aim is also to have one or more members with an executive or similar position in business or society no longer than 5 years ago. The composition of the Supervisory Board shall be in accordance with the best practice provisions on independence of the Dutch Corporate Governance Code and each member of the Supervisory Board shall be capable of assessing the broad outline of the overall policy of the Company. The size of the Supervisory Board may vary as considered appropriate to support its profile.

Currently, the composition of the Supervisory Board meets the abovementioned gender diversity targets. We note that there may be various pragmatic reasons – such as other relevant selection criteria and the availability of suitable candidates – that could play a role in the achievement of our diversity targets.

The Supervisory Board has spent time throughout 2017 considering its composition and it will continue to devote attention to this topic during 2018.

In 2017, each member of the Supervisory Board completed a questionnaire to verify compliance with the applicable corporate governance rules and its own Rules of Procedure. The outcome of this survey was satisfactory.

In addition, we each submitted to the Chairman responses to a questionnaire designed to self-evaluate the functioning of the Supervisory Board. The questionnaire covered topics such as the composition and competence of the Supervisory Board (for example, the Board’s size and the education and training requirements of its members), access to information, the frequency and quality of the meetings, quality and timeliness of the meeting materials, the nature of the topics discussed during meetings and the functioning of the Supervisory Board’s committees. The responses to the questionnaire were aggregated into a report and discussed by the Supervisory Board in a private meeting and by the committees. Areas of improvement were discussed, for example ensuring there is sufficient time for discussion and challenge in meetings, which will be followed up by the Chairman. Members of the Supervisory Board also had a “one-to-one” discussion with the Chairman, and the Chairman was evaluated by the Vice-Chairman. The responses provided by the Supervisory Board members indicated that the Board continues to be a well-functioning team. The functioning of the Supervisory Board committees was considered to be commendable and specific feedback was addressed by the Chairman of each committee with its members.

The periodic use of an external evaluator to measure the functioning of the Supervisory Board was also considered. The Supervisory Board intends to use an external evaluator in 2018.

Supervisory Board composition
	Jeroen van der Veer	Neelam Dhawan	Orit Gadiesh	Christine Poon	Heino von Prondzynski	David Pyott	Jackson Tai
Year of birth	1947	1959	1951	1952	1949	1953	1950
Gender	Male	Female	Female	Female	Male	Male	Male
Nationality	Dutch	Indian	Israeli/American	American	German/Swiss	British	American
Initial appointment date	2009	2012	2014	2009	2007	2015	2011
Date of (last) (re-)appointment	2017	2016	-	2017	2015	-	2015
End of current term	2021	2020	2018	2021	2019	2019	2019
Independent	yes	yes	yes	yes	yes	yes	yes
Committee memberships [1] )	RC & CGNSC	AC	AC	RC, CGNSC & QRC	RC, CGNSC & QRC	AC & QRC	AC & QRC
Attendance at Supervisory Board meetings	(8/8)	(7/8)	(8/8)	(8/8)	(8/8)	(8/8)	(8/8)
Attendance at Committee meetings	RC (6/6) CGNSC (5/5)	AC (4/5)	AC (5/5)	RC (5/6) CGNSC (5/5) QRC (8/8)	RC (6/6) CGNSC (5/5) QRC (7/8)	AC (5/5) QRC (8/8)	AC (5/5) QRC (8/8)
International business	yes	yes	yes	yes	yes	yes	yes
Marketing		yes	yes	yes	yes	yes
Manufacturing	yes	yes
Technology & informatics	yes	yes	yes		yes		yes
Healthcare				yes	yes	yes
Finance	yes			yes	yes	yes	yes
1)CGNSC: Corporate Governance & Nomination and Selection Committee; AC: Audit Committee; RC: Remuneration Committee; QRC: Quality & Regulatory Committee

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

Financial Statements 2017

The financial statements of the Company for 2017, as presented by the Board of Management, have been audited by Ernst & Young Accountants LLP, the independent external auditor appointed by the General Meeting of Shareholders. Its reports have been included in  Independent auditor’s report. We have approved these financial statements, and all individual members of the Supervisory Board (together with the members of the Board of Management) have signed these documents.

We recommend to shareholders that they adopt the 2017 financial statements. We likewise recommend to shareholders that they adopt the proposal of the Board of Management to make a distribution of [EUR 0.80 per common share (up to EUR 750 million if all shareholders would elect cash), in cash or in shares at the option of the shareholder, against the net income for 2017.

Finally, we would like to express our thanks to the members of the Executive Committee and all other employees for their continued contribution during the year.

February 20, 2018

The Supervisory Board

Jeroen van der Veer

Christine Poon

Neelam Dhawan

Orit Gadiesh

Heino von Prondzynski

David Pyott

Jackson Tai

Further information

To gain a better understanding of the responsibilities of the Supervisory Board and the internal regulations and procedures governing its functioning and that of its committees, please refer to Corporate governance and to the following documents published on the Company’s website:

  Articles of Association
  Rules of Procedure Supervisory Board, including the Charters of the Board committees
  Rules of Conduct with respect to Inside Information
  Diversity Policy for the Supervisory Board, the Board of Management and the Executive Committee
Changes and re-appointments Supervisory Board and committees 2017
  Jeroen van der Veer and Christine Poon were re-appointed as members of the Supervisory Board.
Proposed re-appointments Supervisory Board 2018
  It is proposed to re-appoint Orit Gadiesh as member of the Supervisory Board.

9.1Report of the Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee is chaired by Jeroen van der Veer and its other members are Christine Poon and Heino von Prondzynski. The Committee is responsible for the review of selection criteria and appointment procedures for the Board of Management, the Executive Committee, certain other key management positions, as well as the Supervisory Board.

In 2017, the Committee met five times. All Committee members were present during these meetings.

The Committee devoted time on the appointment or reappointment of candidates to fill current and future vacancies on the Supervisory Board, Board of Management and Executive Committee.

Following those consultations it prepared decisions and advised the Supervisory Board on candidates for appointment. This resulted in the proposal to re-appoint, at the upcoming 2018 Annual General Meeting of Shareholders, Orit Gadiesh as member of the Supervisory Board.

Under its responsibility for the selection criteria and appointment procedures for Philips’ senior management, the Committee reviewed the functioning of the Board of Management and its individual members, the Executive Committee succession plans and emergency candidates for key roles in the Company. The conclusions from these reviews were taken into account in the performance evaluation of the Board of Management and Executive Committee members 1) and the selection of succession candidates.

In 2017, the Committee reviewed and approved the changes in the Executive Committee.

The Committee also discussed the succession of Pieter Nota, member of Philips’ Board of Management, who left the Company per October 31, 2017. Marnix van Ginneken, member of the Executive Committee, was appointed as member of the Board of Management with effect from November 1, 2017.

With respect to corporate governance matters, the Committee discussed relevant developments and legislative changes, including the revised Dutch Corporate Governance code, the EU Directive on disclosure of non-financial information and diversity and the EU Directive on Shareholders Rights.

Diversity

As indicated in its report above, the Supervisory Board adopted a Diversity Policy for the Supervisory Board, the Board of Management and the Executive Committee, effective December 31, 2017, which is published on the Company website.

The criteria in the Diversity Policy aim to ensure that the Supervisory Board, the Board of Management and the Executive Committee have a sufficient diversity of views and the expertise needed for a good understanding of current affairs and longer-term risks and opportunities related to the Company’s business. The nature and complexity of the Company’s business is taken into account when assessing optimal board diversity, as well as the social and environmental context in which the Company operates.

Pursuant to the Diversity Policy, the selection of candidates for appointment to the Supervisory Board, the Board of Management and the Executive Committee will be based on merit. It is also noted that the Executive Committee comprises of the members of the Board of Management and certain key officers from functions, businesses and markets. With due regard to the above, the Company shall seek to fill vacancies by considering candidates that bring a diversity of (amongst others) age, gender and educational and professional backgrounds.

The Supervisory Board’s aim is that the Supervisory Board, the Board of Management and the Executive Committee comprise members with a European and a non-European background (nationality, working experience or otherwise) and overall at least four different nationalities, and that they comprise at least 30% male and at least 30% female members.

Currently, the composition of the Board of Management and Executive Committee does not yet meet the abovementioned gender diversity targets. More than 25% (5 out of 19) of the positions to which the Diversity Policy applies (Supervisory Board and Executive Committee/Board of Management) are held by women. As indicated in the Supervisory Board report, there may be a variety of pragmatic reasons – such as other relevant selection criteria and the availability of suitable candidates – that play a role in the achievement of our diversity targets. The Company has put in place several measures to enhance diversity. In 2016, the Company set a renewed intention for inclusion & diversity as we pivoted to become a health technology company. Philips launched an inaugural Executive Inclusion and Diversity Committee and re-established the Women’s Leadership Council, a council of female executives collaborating together to build an inclusive culture. In 2017, Philips is continuing with this approach and building upon it with establishing a 2020 gender target and succession planning and considering additional programs such as launching unconscious bias training and creating a formal mentoring program. Philips’ commitment towards inclusion and diversity is furthermore reflected in the company-wide Inclusion and Diversity Policy, the General Business Principles and Fair Employment Policy.

The Committee continues to give appropriate weight to diversity in the nomination and appointment process for future vacancies, while taking into account the overall profile and selection criteria for the appointments of suitable candidates to the Supervisory Board, Board of Management and Executive Committee.

1)Reference is made to 2017 Annual Incentive, setting out the performance review of the Board of Management and Executive Committee members by the Remuneration Committee

9.2Report of the Remuneration Committee

Introduction

The Remuneration Committee is chaired by Heino von Prondzynski. Its other members are Jeroen van der Veer and Christine Poon. The Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee. In performing its duties and responsibilities the Remuneration Committee is assisted by an external consultant and in-house remuneration expert acting on the basis of a protocol which ensures that they act on the instructions of the Remuneration Committee. Currently, no member of the Remuneration Committee is a member of the management board of another listed company. In line with applicable statutory and other regulations, this report focuses on the terms of engagement and remuneration of the members of the Board of Management. The Committee met six times in 2017. All Committee members were present during these meetings, with the exception of Ms. Poon, who was unable to attend the February meeting.

9.2.1Remuneration policy

The objectives of the remuneration policy for members of the Board of Management, as adopted by the General Meeting of Shareholders in 2017, are in line with that for executives throughout the Philips Group. That is, to focus them on improving the performance of the company and enhancing the long-term value of the Philips Group, to motivate and retain them, and to be able to attract other highly qualified executives to enter into Philips’ services, when required.

In order to compete for talent in the health technology market, the Supervisory Board identified a new peer group 1) for remuneration benchmarking purposes in 2017 to align the Board of Management’s remuneration levels closer to equivalent positions in this market. These peer companies are either business competitors, with an emphasis on companies in the healthcare, technology related or consumer products area, or companies we compete with for executive talent. These consist of predominantly Dutch and other European companies, plus a minority number (up to 25%) of US based global companies, of comparable size, complexity and international scope. Annual changes to the peer group can be made by the Supervisory Board, for example for reasons of changes in business or competitive nature of the companies involved. Such change will be disclosed if it has a substantial impact on peer group composition. No changes were made to the peer group during the remainder of 2017.

1) The peer group consisted of 26 companies: Ahold Delhaize, AkzoNobel, Alcatel Lucent (subsequently acquired by Nokia), ASML, Atos, BAE Systems, Becton Dickinson, Boston Scientific, Capgemini, Danaher, Electrolux, Ericsson, Essilor International, Essity (formerly SCA, company split), Fresenius Medical Care, Heineken, Henkel & Co, Medtronic, Nokia, Reckitt Benckiser, Roche, Rolls-Royce, Safran, Siemens (Healthineers), Smith & Nephew, and Thales.

To support the policy’s objectives, the remuneration package includes a significant variable part in the form of an annual cash bonus incentive and long-term incentive in the form of performance shares. The policy does not encourage inappropriate risk-taking.

The performance targets for the members of the Board of Management are determined annually at the beginning of the year. The Supervisory Board determines whether performance conditions have been met and can adjust the payout of the annual cash bonus incentive and the long-term incentive grant upward or downward if the predetermined performance criteria were to produce an inappropriate result in extraordinary circumstances. The authority for such adjustments exists on the basis of contractual ultimum-remedium and claw-back clauses. In addition, pursuant to Dutch legislation effective January 1, 2014, incentives may, under certain circumstances, be amended or clawed back pursuant to statutory powers. For more information please refer to Corporate governance. Further information on the performance targets is given in the chapters on the Annual Incentive (see 2017 Annual Incentive) and the Long-Term Incentive Plan (see 2017 Long-Term Incentive Plan) respectively.

Key features of our Board of Management Compensation Program

The list below highlights Philips’ approach to remuneration, in particular taking into account Corporate Governance practices in the Netherlands.

What we do
  We pay for performance
  We conduct scenario analyses
  We have robust stock ownership guidelines
  We have claw-back policies incorporated into our incentive plans
  We have a simple and transparent remuneration structure in place
What we do not do
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

9.2.2 Services agreements

Below, the main elements of the services agreements (“overeenkomst van opdracht”) of the members of the Board of Management are included.

Term of appointment

The members of the Board of Management are engaged for a period of 4 years, it being understood that this period expires no later than at the end of the following AGM held in the fourth year after the year of appointment.

Philips Group
Contract terms for current members
end of term
F.A. van Houten	AGM 2019
A. Bhattacharya	AGM 2019
M.J. van Ginneken	AGM 2021

Notice period

Termination of the contract for the provision of services is subject to six months’ notice for both parties.

Severance payment

The severance payment is set at a maximum of one year’s annual base compensation. In case of Mr Nota, who left the company during 2017, no severance payment was made.

Share ownership

Simultaneously with the approval of the revised Long-Term Incentive Plan (LTI) in 2017, the guideline for members of the Board of Management to hold a certain number of shares in the Company was increased to the level of at least 300% of annual base compensation (400% for the CEO). Until this level has been reached the members of the Board of Management are required to retain all after-tax shares derived from any long-term incentive plan.

Frans van Houten has reached the required share ownership level. Abhijit Bhattacharya and Marnix van Ginneken are at 85% and 61% of their target, respectively (i.e., 255% and 182% of annual base compensation, respectively).

9.2.3 Scenario analysis

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

9.2.42017 Internal pay ratios

In line with the Dutch Corporate Governance Code, internal pay ratios are an important input for determining the Remuneration Policy for the Board of Management.

The ratio between the annual total compensation for the CEO 2) and the average annual total compensation for an employee 3) was 56:1 for the 2017 financial year. Both annual total compensation figures include pension benefits. The development of this ratio will be monitored and disclosed going forward.

2)Based on total CEO compensation costs (EUR 5,101,429) as reported in Information on remuneration.
3)Based on Employee benefit expenses (EUR 5,824 million) divided by the average number of employees (63,798 FTE) as reported in Income from operations. This results in an average annual total compensation cost of EUR 91,288.

9.2.5Remuneration costs

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

Note that Pieter Nota was succeeded as a member of the Board of Management by Marnix van Ginneken as per November 1, 2017. Hence, details on his remuneration costs are reported in note 27, Information on remuneration.

Philips Group
Remuneration Board of Management 1 )
in EUR
2017
		Costs in the year
	annual base compensation [2] )	base compensation	realized annual incentive	performance shares	restricted share rights	pension allowances	pension scheme costs	other compensation
F.A. van Houten	1,205,000	1,205,000	1,270,166	1,975,277	4,034	537,621	25,278	84,053
A. Bhattacharya	700,000	687,500	553,392	669,396	888	210,450	25,278	100,918
M.J. van Ginneken	550,000	91,667	69,168	100,022	75	27,796	4,213	13,120
		1,984,167	1,892,726	2,744,695	4,997	775,867	54,769	198,091
1)Reference date for board membership is December 31, 2017
2)Base compensation as of April 1, 2017 and for Mr. Van Ginneken as of date of appointment as a member of the Board of Management.

For further details on the pension allowances and pension scheme costs see Pensions.

9.2.6Annual base compensation

The annual compensation of the members of the Board of Management has been reviewed in April 2017 as part of the regular remuneration review. The annual compensation of Abhijit Bhattacharya has been increased per April 1, 2017, from EUR 650,000 to EUR 700,000. The increase was made to move the total compensation level closer to market levels, as well as to reflect internal relativities. The annual compensation of Frans van Houten remained unchanged at EUR 1,205,000. The annual compensation for Marnix van Ginneken, who was appointed to the Board of Management as per November 1, 2017, was set at EUR 550,000.

9.2.72017 Annual Incentive

Each year, a variable Annual Incentive can be earned based on the achievement of specific targets as determined by the Supervisory Board at the beginning of the year. These targets are set at challenging levels and are partly linked to the results of the company (80% weighting) and partly to the contribution of the individual member (20% weighting). The latter includes, among others, targets as part of our sustainability program.

The on-target Annual Incentive percentage in 2017 is set at 80% of the annual base compensation for the CEO and at 60% of the annual base compensation for the other members of the Board of Management. The maximum Annual Incentive achievable is 160% of the annual base compensation for the CEO and 120% of the annual base compensation for the other members of the Board of Management.

To support the performance culture, the financial targets we set are at Group level for all members of the Board of Management. The 2017 payouts, shown in the following table, reflect the above target performance on two out of three metrics (i.e., EBITA 1) and cash flow based metric) at Group level that apply to Board of Management. The performance on the comparable sales growth 1) metric was at target.

Philips Group
Annual Incentive realization
in EUR
2017 (payout in 2018)
	realized annual incentive	as a % of base compensation (2017)
F.A. van Houten	1,270,166	105.4%
A. Bhattacharya	553,392	80.5%
M.J. van Ginneken	69,168	75.5%
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure,

refer to Reconciliation of non-IFRS information.

9.2.82017 Long-Term Incentive Plan

Since 2013, the LTI Plan applicable to the members of the Board of Management consists of performance shares only. The current long-term incentive plan was approved by the General Meeting of Shareholders in 2017.

Grant size

The annual grant size is set by reference to a multiple of base compensation. For the CEO the annual grant size in 2017 is set at 200% of base compensation and for the other members of the Board of Management at 150% of base compensation. The actual number of performance shares to be awarded is determined by reference to the average of the closing price of the Royal Philips share on the day of publication of the first quarterly results and the four subsequent trading days.

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

Performance conditions

Vesting of the performance shares is based on two equally weighted performance conditions:

  50% Adjusted Earnings per Share growth (“EPS”) and
  50% Relative Total Shareholder Return (“TSR”)

EPS

EPS growth is calculated by applying the simple point-to-point method at year end. Earnings are the income from continued operations attributable to shareholders, as reported in the Annual Report. To eliminate the impact of any share buyback, stock dividend etcetera, the number of shares to be used for the purpose of the EPS realization will be the number of common shares outstanding (after deduction of treasury shares) on the day prior to the beginning of the performance period.

Earnings are adjusted for changes in accounting principles during the performance period. The Supervisory Board has discretion to include other adjustments, for example, to account for events that were not planned when targets were set or were outside management’s control (e.g., impairments, restructuring activities, pension items, M&A transactions and costs and currency fluctuations).

The following performance-incentive zone applies for EPS:

Philips Group
Performance-incentive zone for EPS
in %
	Below threshold	Threshold	Target	Maximum
Payout	0	40	100	200

The EPS targets are set annually by the Supervisory Board. Given that these targets are considered to be company sensitive. EPS targets and the achieved performance are published in the Annual Report after the relevant performance period. For realization of the 2015 grant, see the table on vesting 2015 awards at the end of this section.

TSR

A ranking approach to TSR applies with Philips itself included in the peer group so that interpolation is no longer necessary. The TSR peer group - as of 2017 - consists of 20 companies, including Philips.

Philips Group
TSR peer group
Becton Dickinson	General Electric	Resmed
Boston Scientific	Getinge	Siemens
Cerner	Groupe SEB	Smith & Nephew
Danaher	Hitachi	Stryker
De Longhi	Hologic	Terumo
Elekta	Johnson & Johnson
Fresenius Medical Care	Medtronic

The peer companies together reflect the business portfolio of Philips. TSR scores are calculated by taking an averaging period prior to the start and end of the 3-year performance period. The performance incentive pay-out zone is outlined in the following table, which results in zero vesting for performance below the 40th percentile and 200% vesting for performance levels above the 75th percentile. The incentive zone range has been constructed such that the average pay-out over time is expected to be approximately 100%.

Philips Group
Performance-incentive zone for TSR
in %
Position	20-14	13	12	11	10	9	8	7	6	5-1
Payout	0	60	80	100	120	140	160	180	190	200

Under the LTI Plan the current members of the Board of Management were granted 123,424 performance shares in 2017.

The following table provides an overview at end December 2017 of performance share grants. The reference date for board membership is December 31, 2017.

Philips Group
Performance shares 1 )
	grant date	number of performance shares originally granted	value at grant date	end of vesting period	number of performance shares vested in 2017	value at vesting date in 2017
F.A. van Houten	2014	59,075	1,380,000	2017	62,915	2,012,651
	2015	54,877	1,410,000	2018	n.a.	n.a.
	2016	59,287	1,446,000	2019	n.a.	n.a.
	2017	73,039	2,410,000	2020	n.a.	n.a.
A. Bhattacharya	2014	10,702	250,000	2017	11,398	364,622
	2015	11,676	300,000	2018	n.a.	n.a.
	2016	26,650	650,000	2019	n.a.	n.a.
	2017	31,822	1,050,000	2020	n.a.	n.a.
M.J. van Ginneken	2014	16,267	380,000	2017	17,324	554,195
	2015	17,514	450,000	2018	n.a.	n.a.
	2016	20,972	511,500	2019	n.a.	n.a.
	2017	18,563	612,500	2020	n.a.	n.a.
1)Dividend performance shares not included

For more details of the LTI Plan see Share-based compensation.

Realization of 2015 performance share grant

The 3-year performance period of the 2015 performance share grant ended on December 31, 2017. The payout results are governed by the former 2013 LTI Plan and are explained below.

TSR (50% weighting)

Following Medtronic’s acquisition of Covidien (completed January 2015) and Johnson Controls merger with Tyco International (completed September 2016), the Supervisory Board adopted the approach of recognizing Covidien’s and Johnson Controls performance through the delisting and merger date, respectively. As a proxy for future performance, reinvestment in an index of the remaining 19 peer companies was assumed (effectively retaining a peer group of 21 companies).

The TSR achieved by Philips during the performance period was 60.44%. This positioned Philips between the 3rd and 4th ranked company in the peer group shown in the following table, resulting in an achievement of 200%.

TSR results LTI Plan 2015 grant: 60.44%
Total Shareholder Return ranking per December 31, 2017 Start date: December 2014 End date: December 2017
Company	total return	rank number
Honeywell International	66.10%	1
3M	61.67%	2
Legrand	61.63%	3
Danaher	52.81%	4
LG Electronics	51.71%	5
Electrolux	46.98%	6
Smiths Group	45.46%	7
Siemens	45.04%	8
Johnson & Johnson	43.56%	9
Covidien	43.28%	10
ABB	34.91%	11
Schneider Electric	31.10%	12
Eaton	30.84%	13
Panasonic	27.75%	14
Johnson Controls	26.05%	15
Medtronic	22.52%	16
Emerson Electric	14.75%	17
Procter & Gamble	12.49%	18
Hitachi	5.83%	19
General Electric	(14.28)%	20
Toshiba Corp	(36.79)%	21
Adjusted EPS growth (50% weighting)

The EPS payouts and targets set at the beginning of the performance period were as follows:

	below threshold	threshold	target	maximum
EPS (euro)	<1.33	1.33	1.45	1.66
Payout	0%	40%	100%	200%

EPS is based on the underlying income from continuing operations attributable to shareholders, as included in the Annual Report, adjusted for changes in accounting principles. Furthermore, the Supervisory Board has also deemed it appropriate to make adjustments relating to certain other items that were not contemplated when the targets were set in 2015. These relate to the profit and loss impact of acquisitions and discontinued operations, exclusion of one-off real estate gains, restructuring costs and impact of foreign exchange variations versus plan. In addition, we have added back the impact of a recent tax change in the US.

The resulting EPS achievement was determined by the Supervisory Board as 133.3%.

In view of the above, the following performance achievement and vesting levels have been determined by the Supervisory Board in respect of the 2015 grant of performance shares:

metric	achievement	weighting	vesting level
TSR	200%	50%	100%
EPS	133.3%	50%	66.7%
total			166.7%

9.2.9Pensions

Effective January 1, 2015 pension plans which allow pension accrual based on a pensionable salary exceeding an amount in 2017 of EUR 103,317 are, for fiscal purposes, considered to be non-qualifying schemes. For this reason the Executive Pension Plan in the Netherlands was terminated.

The following pension arrangement is in place for the current members of the Board of Management working under a Dutch contract:

  Flex Pension Plan in the Netherlands, which is a Collective Defined Contribution plan with a fixed contribution of (currently) 26.2% up to the maximum pensionable salary of EUR 103,317 (effective January 1, 2017). The Flex Plan has a target retirement age of 67 and a target accrual rate of 1.85%;
  A gross Pension Allowance equal to 25% of the base compensation exceeding EUR 103,317;
  A temporary gross Transition Allowance, for a maximum period of 8 years (first 5 years in full; year 6: 75%; year 7: 50%, year 8: 25%) for members of the Board who were participants of the former Executive Pension Plan. The level of the allowance is based on the age and salary of the Board member on December 31, 2014.

The total pension cost of the Company related to this pension arrangement (including the temporary gross Transition Allowance) is at a comparable level over a period of time to the pension cost under the former Executive Pension Plan.

9.2.10Additional arrangements

In addition to the main conditions as stipulated in the services agreements, a number of additional arrangements apply to members of the Board of Management. These additional arrangements, such as expense and relocation allowances, medical insurance, accident insurance and company car arrangements, are in line with those for Philips executives in the Netherlands. In the event of disablement, members of the Board of Management are entitled to benefits in line with those for other Philips executives in the Netherlands.

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

9.2.11Remuneration of the Supervisory Board

The current remuneration structure for Supervisory Board members was approved at the 2015 Annual General Meeting of Shareholders. The table below provides an overview of the current remuneration structure.

Philips Group
Remuneration Supervisory Board 1 )
in EUR
2017
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
1)For more details, see Information on remuneration

9.2.12Year 2018

2018 Annual Incentive

In line with the new remuneration policy, metrics will be disclosed ex-ante. For 2018, these are comparable sales growth 1) , EBITA 1) , and cash flow based metrics measured at Group level (i.e., unchanged from 2017). The targets associated with these metrics will not be disclosed as these are company sensitive.

Based on compensation data provided by the Committee’s external consultant, taking account of the increasingly competitive environment in the health technology sector and in line with the remuneration policy as adopted by the General Meeting of Shareholders in 2017, the 2018 on-target Annual Incentive percentages for the CEO and CFO are increased to 100% and 80% of annual base compensation, respectively (currently 80% and 60%, respectively). The maximum Annual Incentive achievable will remain to be 2 times the on-target levels.

1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

9.3Report of the Audit Committee

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

The Audit Committee met five times during 2017, as well as convening an education session, and reported its ﬁndings to the plenary Supervisory Board. All Audit Committee members were present during these meetings, with the exception of one member, who was unable to attend the January Committee meeting.

The CEO, the CFO, the Chief Legal Officer, the Head of Internal Audit, the Group Chief Accountant and the external auditor (Ernst & Young Accountants LLP) attended all regular meetings.

Furthermore, for each meeting, the Committee met separately with each of the CEO, the CFO, the Chief Legal Officer, the Head of Internal Audit and the external auditor. In addition, the Audit Committee chair met one-on-one with the above and also the Group Treasurer, the Group Chief Accountant, the Head of Legal Compliance and the Chief Information Security Officer prior to Committee meetings.

The overview below indicates a number of matters that we reviewed and/or discussed during Committee meetings throughout 2017:

  The Company’s 2017 annual and interim ﬁnancial statements, including non-ﬁnancial information, prior to publication thereof. The Committee also assessed in its quarterly meetings the adequacy and appropriateness of internal control policies and internal audit programs and their ﬁndings.
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
  Each quarter, the Committee reviewed the Company’s cash ﬂow generation, liquidity and flexibility, under its capital structure and credit ratings, to pay dividends and to fund capital investments, including share repurchases and other financial initiatives.

  The Committee also monitored the ongoing goodwill impairment indicators and reviewed the goodwill impairment test performed in the fourth quarter, risk management, information security, legal compliance and developments in regulatory investigations as well as legal proceedings including antitrust investigations and related provisions.
  Specific finance topics included dividend policy, share repurchases, capital spending, pension de-risking and the Company’s debt financing strategy.
  The Committee reviewed the IT priorities, including the implementation of an integrated, company-wide data and IT platform, the ERP kernel consolidation and the implementation timetable.
  With regard to internal audit, the Committee reviewed and, if required, approved the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, as well as the stafﬁng, independence and organizational structure of the internal audit function. The Committee also reviewed and concurred in the appointment of a new Head of Internal Audit following the rotational reassignment of the previous incumbent.
  With regard to the external audit, the Committee reviewed the proposed audit scope, approach and fees, the independence of the external auditor, non- audit services provided by the external auditor in conformity with the Philips Auditor Policy, as well as any changes to this policy. The Committee also reviewed the key audit matters, focusing on revenue recognition, valuation of goodwill, valuation and disclosure relating to deferred tax assets and accrual estimates for legal claims, litigation, regulatory matters and contingencies and acquisitions and disposals.
  The Committee reviewed the independence as well as the professional ﬁtness and good standing of the external auditor and its engagement partners. For information on the fees of Group auditor, please refer to the table ‘Fees’ in Income from operations.
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

The Committee convened education sessions on compliance under our own GBP as well as regulatory and statutory requirements, and also a separate session on cyber security (including vulnerability management, malware protection and identity access management) and the new accounting standards IFRS 9 (financial instruments), IFRS 15 (revenue from contracts with customers) and IFRS 16 (leases).

During each Audit Committee meeting, the Committee reviewed the report from the external auditor in which the auditor set forth its ﬁndings and attention points during the relevant period. The Committee also assessed the overall performance of the external auditor, as required by the Auditor Policy. The Committee also reviewed its own Charter, including the minor amendments thereto, and concluded that it was satisfactory.

9.4Report of the Quality & Regulatory Committee

The Quality and Regulatory Committee was established in view of the importance of the quality of the Company’s products, systems, services, and software. The Committee provides broad oversight of compliance to the regulatory requirements that govern the development, manufacturing marketing and servicing of the Company’s products. The Q&R Committee assists the Supervisory Board in fulfilling its oversight responsibilities in these areas. It is chaired by Christine Poon and its members are Heino von Prondzynski, David Pyott and Jackson Tai.

The Q&R Committee met eight times in 2017. All Committee members were present during these meetings, with the exception of one member, who was unable to attend the July Committee meeting.

The overview below indicates some of the matters that were discussed during meetings throughout 2017:

  Quality and regulatory dashboards, which display key performance indicators for business groups and markets, measuring performance and continuous improvement to enhance quality and compliance;
  The status and outcome of quality & regulatory investigations and related matters, including the Food and Drug Administration (FDA) inspection in Cleveland in the third quarter of 2017 and the consent decree with the US Department of Justice, representing the FDA, focusing on Philips’ defibrillator manufacturing in the US in the fourth quarter of 2017;
  The culture of quality and measures taken to enhance the quality culture and awareness in the Company;
  The Philips end-to-end Quality Management System and its implementation roadmap;
  Regulatory developments, including the Company’s preparations to implement the EU Medical Device Regulation and the potential impact of this regulation on capabilities and new product introductions; and
  Review progress in development of talent and capabilities of the Company’s quality and regulatory function.

Members of the Q&R Committee also visited the manufacturing facilities in Bothell, USA, and met with local and regional management.

10Corporate governance

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

Over the last decades the Company has pursued a consistent policy to improve its corporate governance in line with Dutch, US and international (Dutch Corporate Governance Codes of) best practices. The Company has worked to incorporate a fair disclosure practice in its investor relations policy, strengthen the accountability of its executive management and the (independent) members of its Supervisory Board, and respect and enhance the rights and powers of shareholders and raise the level of communication with investors. The Company is required to comply with, inter alia, Dutch corporate governance rules, the US Sarbanes-Oxley Act, other US securities laws and related regulations (including applicable stock exchange rules), insofar as applicable to the Company. A summary of significant differences between the Company’s corporate governance practice and the New York Stock Exchange corporate governance standards is published on the Company’s website (www.philips.com/investor).

In this report, the Company addresses its overall corporate governance structure and states to what extent and how it applies the principles and best practice provisions of the Dutch Corporate Governance Code. The current Code is dated December 8, 2016 replacing the former 2008 Dutch Corporate Governance Code. Where the principles or best practice of the new Code required changes to rules, policies, procedures or other written records, such changes have been implemented at the end of 2017. This report also includes the information which the Company is required to disclose pursuant to the Dutch governmental Decree on Article 10 Takeover Directive and the governmental Decree on Corporate Governance. Deviations from aspects of the corporate governance structure of the Company, when deemed necessary in the interests of the Company, will be disclosed in this corporate governance report. Substantial changes in the Company’s corporate governance structure and in the Company’s compliance with the Dutch Corporate Governance Code, if any, will be submitted to the General Meeting of Shareholders for discussion under a separate agenda item. The Supervisory Board and the Board of Management, which are responsible for the corporate governance structure of the Company, are of the opinion that the principles and best practice provisions of the Dutch Corporate Governance Code that are addressed to the Board of Management and the Supervisory Board are being applied.

10.1Board of Management and Executive Committee

Introduction

The Board of Management is entrusted with the management of the Company. Certain key officers have been appointed to manage the Company together with the Board of Management, allowing functions, businesses and markets to be represented at the highest levels in the company. The members of the Board of Management and these key officers together constitute the Executive Committee. The Executive Committee has, for practical purposes, adopted a division of responsibilities indicating the functional and business areas monitored and reviewed by the individual members. For the purpose of this corporate governance report, where the Executive Committee is mentioned this also includes the Board of Management unless the context requires otherwise.

Under the chairmanship of the President/Chief Executive Officer (CEO), the members of the Executive Committee drive the Company’s management agenda and share responsibility for the continuity of the Philips Group, focusing on long-term value creation and taking into account the interests of shareholders and other stakeholders. For a description of further responsibilities and tasks of the Executive Committee please refer to the Rules of Procedure of the Board of Management and the Executive Committee which are published on the Company’s website.

In compliance with the Dutch Corporate Governance Code, the Annual Report addresses the strategy and culture of Philips aimed at long-term value creation. The strategy of Philips is described in more detail in Our strategic focus. Here, reference is also made to the Philips Business System, a collection of best practices and global processes that provide a framework for continuous improvement and operational excellence, with the aim of delivering on the Company’s mission and vision and ensuring success is repeatable. As set out in Social performance, Philips promotes a behavior and competency-driven growth and performance culture, which is anchored by the integrity norms described in the Philips General Business Principles (GBP). Chapter 1, Message from the CEO, of this Annual Report, explains how the Company’s strategy was executed in 2017; in this regard, please refer also to Segment performance.

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

The Executive Committee is supervised by the Supervisory Board and shall provide the latter with all information the Supervisory Board needs to fulfill its own responsibilities. Major decisions of the Board of Management and Executive Committee require the approval of the Supervisory Board; these include decisions concerning (a) the operational and financial objectives of the Company, (b) the strategy designed to achieve the objectives, (c) if necessary, the parameters to be applied in relation to the strategy and (d) corporate social responsibility issues that are relevant to the Company.

The Executive Committee follows the Rules of Procedure of the Board of Management and Executive Committee, which set forth procedures for meetings, resolutions and minutes.

(Term of) Appointment, composition and conflicts of interests

Members of the Board of Management as well as the CEO are appointed by the General Meeting of Shareholders upon a binding recommendation drawn up by the Supervisory Board after consultation with the CEO. This binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority. In the event that a binding recommendation has been overruled, a new binding recommendation shall be submitted to the General Meeting of Shareholders. If such second binding recommendation has been overruled, the General Meeting of Shareholders shall be free to appoint a board member.

Members of the Board of Management and the CEO are appointed for a term of four years, it being understood that this term expires at the end of the General Meeting of Shareholders to be held in the fourth year after the year of their appointment or, if applicable, until a later retirement date or other contractual termination date in the fourth year, unless the General Meeting of Shareholders resolves otherwise. Reappointment is possible for consecutive terms of four years in accordance with the proceeding sentence. Members may be suspended by the Supervisory Board and by the General Meeting of Shareholders and dismissed by the latter. Individual data on the members of the Board of Management and Executive Committee are published in Management.

The other members of the Executive Committee are appointed, suspended and dismissed by the CEO, subject to approval by the Supervisory Board.

Candidates for appointment to the Board of Management and the Executive Committee will be selected while taking into account the Company’s Diversity Policy for the Supervisory Board, the Board of Management and the Executive Committee (effective December 31, 2017, and published on the Company’s website). As also addressed in the Diversity Policy, Dutch legislation on board diversity provides that the Company must pursue a policy of having at least 30% of the seats on the Board of Management held by men and at least 30% of the seats held by women. For more details on the Diversity Policy and board diversity please refer to Report of the Corporate Governance and Nomination & Selection Committee.

The acceptance by a member of the Board of Management of a position as a member of a supervisory board or a position as a non-executive director in a one-tier board (Non-Executive Directorship) at another company requires the approval of the Supervisory Board. The Supervisory Board is required to be notified of other important positions (to be) held by a member of the Board of Management. Dutch legislation provides for certain limitations on the number of Non-Executive Directorships a member of the Board of Management may hold. No such board member shall hold more than two Non-Executive Directorships at ‘large’ companies ( naamloze vennootschappen or besloten vennootschappen) or ‘large’ foundations ( stichtingen), as defined under Dutch law, and no member of the Board of Management shall hold the position of chairman of another one-tier board or the position of chairman of another supervisory board. In order for a company or foundation to be regarded as large, it must meet at least two of the following criteria: (i) the value of the assets according to the balance sheet with explanatory notes, considering the acquisition or manufacturing price, exceeds EUR 20 million; (ii) the net turnover exceeds EUR 40 million; or (iii) the average number of employees equals or exceeds 250. During the financial year 2017 all members of the Board of Management complied with the limitations described above in this paragraph.

Dutch legislation on conflicts of interests provides that a member of the Board of Management may not participate in the adoption of resolutions if he or she has a direct or indirect personal conflict of interest with the Company or related enterprise. If all members of the Board of Management have a conflict, the resolution concerned will be considered by the Supervisory Board. The Company’s corporate governance includes rules to specify situations in which a (potential) conflict may exist, to avoid (potential) conflicts of interests as much as possible, and to deal with such conflicts should they arise. The rules on conflicts of interests apply to the other members of the Executive Committee correspondingly.

Relevant matters relating to conflicts of interests, if any, shall be mentioned in the Annual Report for the financial year in question. No such matters have occurred during the financial year 2017.

Amount and composition of the remuneration of the Board of Management

The remuneration of the individual members of the Board of Management is determined by the Supervisory Board on the proposal of the Remuneration Committee of the Supervisory Board, and must be consistent with the policy thereon as adopted by the General Meeting of Shareholders. The current remuneration policy applicable to the Board of Management was adopted by the 2017 Annual General Meeting of Shareholders, and is published on the Company’s website. A full and detailed description of the composition of the remuneration of the individual members of the Board of Management is included in  Report of the Remuneration Committee.

Pursuant to Dutch legislation, the implementation of the remuneration policy during the financial year must be included as a separate agenda item in the convening notice for a General Meeting of Shareholders and must be dealt with before the meeting can proceed to consider and adopt the Annual Accounts.

The current Remuneration Policy applicable to the Board of Management was adopted at the Annual General Meeting of Shareholders held in 2017. Deviations on elements of the remuneration policy in extraordinary circumstances, when deemed necessary in the interests of the Company, will be disclosed in the Annual Report or, in the case of an appointment, in good time prior to the appointment of the person concerned.

All members of the Board of Management are engaged by means of a services agreement ( overeenkomst van opdracht), as Dutch legislation prohibits a member of the Board of Management from being employed by means of a contract of employment. In the event of the appointment or re-appointment of a member of the Board of Management, the main elements of the services agreement - including the amount of the fixed base compensation, the structure and amount of the variable compensation component, any severance plan, pension arrangements and the general performance criteria - shall be made public no later than at the time of issuance of the notice convening the General Meeting of Shareholders in which a proposal for (re-)appointment of that member of the Board of Management has been placed on the agenda. In compliance with the Dutch Corporate Governance Code, the term of the services agreement of the members of the Board of Management is set at four years and, in the event of termination, severance payment is limited to a maximum of one year’s base compensation. From 2003 until 2013, Philips maintained a Long-Term Incentive Plan (LTI Plan) consisting of a mix of restricted shares rights and stock options for members of the Board of Management, Philips executives and other key employees. Since the full revision in 2013 of the LTI Plan applicable to members of the Board of Management, the plan consists of performance shares only, with cliff-vesting three years after the date of grant, dependent upon the achievement of certain performance conditions. For more details please refer to Report of the Remuneration Committee.

Pursuant to Dutch legislation (effective January 1, 2014), the Supervisory Board is authorized to change unpaid bonuses awarded to members of the Board of Management if payment or delivery of the bonus would be unacceptable according to the principles of reasonableness and fairness. The Company, which in this respect may also be represented by the Supervisory Board or a special representative appointed for this purpose by the General Meeting of Shareholders, may also claim repayment of bonuses paid or delivered (after December 31, 2013) insofar as these have been granted on the basis of incorrect information on the fulfillment of the relevant performance criteria or other conditions. Bonuses are broadly defined as ‘non-fixed’ remuneration, either in cash or in the form of share-based compensation, that is conditional in whole or in part on the achievement of certain targets or the occurrence of certain circumstances. The explanatory notes to the balance sheet shall report on any moderation and/or claim for repayment of board remuneration. No such moderation or claim for repayment has occurred during the financial year 2017.

Members of the Board of Management hold shares in the Company for the purpose of long-term investment and are required to refrain from short-term transactions in Philips securities. According to the Philips Rules of Conduct on Inside Information, members of the Board of Management are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of twenty business days following the publication of annual and quarterly results (provided the person involved has no ‘inside information’ regarding Philips at that time unless an exemption is available). Furthermore, the Rules of Procedure of the Board of Management and Executive Committee contain provisions concerning ownership of and transactions in non-Philips securities by members of the Board of Management. Members of the Board of Management are prohibited from trading, directly or indirectly, in securities of any of the companies belonging to the peer group, during one week preceding the disclosure of Philips’ annual or quarterly results. The rules referred to above in this paragraph apply to other members of the Executive Committee correspondingly. Transactions in shares in the Company carried out by members of the Board of Management or members of the Supervisory Board and other Insiders (if applicable) are notified to the Netherlands Authority for the Financial Markets (AFM) in accordance with the European Market Abuse Regulation and, if necessary, to other relevant authorities.

Indemnification of members of the Board of Management and Supervisory Board

Unless the law provides otherwise, the members of the Board of Management and of the Supervisory Board shall be reimbursed by the Company for various costs and expenses, such as the reasonable costs of defending claims, as formalized in the Articles of Association. Under certain circumstances, described in the Articles of Association, such as an act or failure to act by a member of the Board of Management or a member of the Supervisory Board that can be characterized as intentional ( opzettelijk), intentionally reckless ( bewust roekeloos) or seriously culpable ( ernstig verwijtbaar), there will be no entitlement to this reimbursement unless the law or the principles of reasonableness and fairness require otherwise. The Company has also taken out liability insurance (D&O - Directors & Officers) for the persons concerned.

In line with regulatory requirements, the Company’s policy forbids personal loans to and guarantees on behalf of members of the Board of Management or the Supervisory Board, and no loans were granted or guarantees issued to such members in 2017, nor are any loans or guarantees outstanding as of December 31, 2017.

The aggregate share ownership of the members of the Board of Management and the Supervisory Board represents less than 1% of the outstanding ordinary shares in the Company.

Risk management approach

Risk management and control forms an integral part of the Philips business planning and performance review cycle. The Company’s risk and control policy is designed to provide reasonable assurance that objectives are met by integrating risk assessment in the strategic planning process, integrating management control into the daily operations, ensuring compliance with legal requirements and safeguarding the integrity of the Company’s financial reporting and its related disclosures. The Executive Committee determines the risks and appropriate risk responses related to the achievement of business objectives and critical business processes. The Executive Committee reports on and accounts for internal risk management and control systems to the Supervisory Board and its Audit Committee. Risk factors and the risk management approach, as well as the sensitivity of the Company’s results to external factors and variables, are described in more detail in Risk management. Significant changes and improvements in the Company’s risk management and internal control system have been discussed with the Supervisory Board’s Audit Committee and the external auditor and are disclosed in that section as well.

With respect to financial reporting a structured self-assessment and monitoring process is used company-wide to assess, document, review and monitor compliance with internal control over financial reporting. Internal representations received from management, regular management reviews, reviews of the design and effectiveness of internal controls and reviews in Group and Business Group, Market and Function Audit & Risk committees are integral parts of the Company’s risk management approach. On the basis thereof, the Board of Management confirms that: (i) the management report provides sufficient insights into any failings in the effectiveness of the internal risk management and control systems; (ii) such systems provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies; (iii) based on the current state of affairs, it is justified that the financial reporting is prepared on a going concern basis; and (iv) the management report states those material risks and uncertainties that are relevant to the expectation of the company’s continuity for the period of twelve months after the preparation of the report. The ﬁnancial statements fairly represent the ﬁnancial condition and result of operations of the Company and provide the required disclosures.

It should be noted that the above does not imply that the internal risk management and control systems provide certainty as to the realization of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud and non-compliances with rules and regulations.

In view of the above, the Board of Management believes that it is in compliance with the requirements of recommendation 1.4.2 of the Dutch Corporate Governance Code. The above statement on internal controls should not be construed as a statement in response to the requirements of section 404 of the US Sarbanes-Oxley Act. The statement as to compliance with section 404 is set forth in  Management’s report on internal control.

In addition to the Philips General Business Principles (GBP), the Company has a Financial Code of Ethics which additionally applies to designated senior executives, including the CEO and the CFO, and to the senior management in the Philips Finance Leadership Team who head the Finance departments of the Company. The GBP and the Financial Code of Ethics have been published on the Company’s website.

The Company, through the Supervisory Board’s Audit Committee, also has appropriate procedures in place for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Company’s whistleblower mechanisms furthermore allow employees and, since May 2015, external parties to confidentially and anonymously report grievances to the Company, also on other topics than those that relate to questionable accounting or auditing matters. The Company does not tolerate retaliation against (internal) whistleblowers who report a concern in good faith. More information on GBP governance and our whistleblower procedures can be found in  Sustainability statements and Risk management.

In view of the requirements under the US Securities Exchange Act, procedures are in place to enable the CEO and the CFO to provide certifications with respect to the Annual Report on Form 20-F.

A Disclosure Committee is in place, which advises the various officers and departments involved, including the CEO and the CFO, on the timely review, publication and filing of periodic and current (financial) reports. In addition to the certification by the CEO and the CFO under US law, each individual member of the Board of Management and the Supervisory Board must, under Dutch law, sign the Group and Company financial statements being disclosed and submitted to the General Meeting of Shareholders for adoption. If one or more of their signatures is missing, this shall be stated, and the reasons given for this. The members of the Board of Management issue the responsibility statement as referred to in  Group financial statements, as required by applicable Dutch company law and securities law.

10.2Supervisory Board

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

The Supervisory Board, acting in the interests of the Company and the Group and taking into account the relevant interest of the Company’s stakeholders, supervises and advises the Board of Management and Executive Committee in performing its management tasks and setting the direction of the Group’s business, including (a) the Group’s performance, (b) the Group’s view on long-term value creation, (c) the Group’s culture aimed at long-term value creation, (d) the Group’s general strategy aimed at long-term value creation and the risks connected to its business activities, (e) the operational and financial objectives, (f) the parameters to be approved in relation to the strategy, (g) corporate social responsibility issues (h) the structure and management of the systems of internal business controls and risk management, (i) the financial reporting process, (j) the compliance with applicable laws and regulations, also including the internal reporting systems on such compliance and the adequate follow-up thereof, (k) the Company/shareholder relationship and (l) the corporate governance structure of the Company and (m) senior management staffing, including succession planning. The Group’s strategy and major management decisions are discussed with and approved by the Supervisory Board. For a description of further responsibilities and tasks of the Supervisory Board please refer to the Supervisory Board’s Rules of Procedure which are published on the Company’s website.

In its report, the Supervisory Board describes the composition and functioning of the Supervisory Board and its committees, the activities of the board and its committees in the financial year 2017, the number of committee meetings and the main items discussed.

The Rules of Procedure of the Supervisory Board are published on the Company’s website. These rules set forth the Supervisory Board’s governance rules, covering meetings, items to be discussed, resolutions, appointment and re-election, committees, conflicts of interests, trading in securities, and the profile of the Supervisory Board. The Rules of Procedure also include the charters of the board’s committees, to which the plenary Supervisory Board, while retaining overall responsibility, has assigned certain tasks: the Corporate Governance and Nomination & Selection Committee, the Audit Committee, the Remuneration Committee and the Quality & Regulatory Committee. Each committee reports to, and submits its minutes for information to the Supervisory Board.

(Term of) Appointment, composition and conflicts of interests

The Supervisory Board consists of at least five members (currently seven), including a Chairman, and a Vice-Chairman and Secretary. The Dutch ‘large company regime’ does not apply to the Company itself. Members are currently appointed by the General Meeting of Shareholders for fixed terms of four years, upon a binding recommendation from the Supervisory Board.

According to the Company’s Articles of Association, this binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority. In the event that a binding recommendation has been overruled, a new binding recommendation shall be submitted to the General Meeting of Shareholders. If such second binding recommendation has been overruled, the General Meeting of Shareholders shall be free to appoint a board member.

There is no age limit applicable. Members are eligible for re-appointment for a fixed term of four years once, and may subsequently be re-appointed for a period of two years which appointment may be extended by at most two years. The report of the Supervisory Board should include reasons for any re-appointment beyond an eight-year period. The date of expiration of the terms of Supervisory Board members is published on the Company’s website.

Candidates for appointment to the Supervisory Board will be selected while taking into account the Diversity Policy. As also addressed in the Diversity Policy, Dutch legislation on board diversity provides that the Company must pursue a policy of having at least 30% of the seats on the Supervisory Board held by men and at least 30% of the seats held by women. The Supervisory Board’s composition furthermore follows the profile included in the Rules of Procedure of the Supervisory Board. For more details on the Diversity Policy and board diversity please refer to Supervisory Board report.

In line with US and Dutch best practices, the Chairman of the Supervisory Board must be independent, as determined in accordance with the Dutch Corporate Governance Code. Furthermore, the Dutch Corporate Governance Code sets forth certain limitations on the number of non-independent members of the Supervisory Board, and its committees. As mentioned in the introduction to this section 11.2 above, the Supervisory Board considers all its members to be independent.

The Supervisory Board is assisted by the secretary within the meaning of best practice provision 2.3.10 of the Dutch Corporate Governance Code (the “Secretary”). The Secretary sees to it that correct procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations and its obligations under the Articles of Association. Furthermore, the Secretary assists the Chairman of the Supervisory Board in the actual organization of the affairs of the Supervisory Board (information, agenda, evaluation, introductory program) and is the contact person for interested parties who want to make concerns known to the Supervisory Board. The Secretary shall be appointed, and may be dismissed by the Board of Management, subject to the approval of the Supervisory Board.

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

After their appointment, all members of the Supervisory Board shall follow an introductory program, which covers general financial and legal affairs, financial reporting by the Company, any specific aspects that are unique to the Company, its business activities and its culture, and the responsibilities of a Supervisory Board member.

Any need for further training or education of members will be reviewed annually, also on the basis of an annual evaluation survey.

Dutch legislation provides that no member of the Supervisory Board shall hold more than five Non-Executive Directorships at ‘large’ companies or foundations as defined under Dutch law (see  Board of Management and Executive Committee), with a position as chairman counting for two. During the financial year 2017 all members of the Supervisory Board complied with the limitations on Non-Executive Directorships described above.

Dutch legislation on conflict of interests provides that a member of the Supervisory Board may not participate in the adoption of resolutions if he or she has a direct or indirect personal conflict of interest with the Company or related enterprise. If all members of the Supervisory Board have a conflict, the resolution concerned must be considered by the General Meeting of Shareholders. The Company’s corporate governance includes rules to specify situations in which a (potential) conflict may exist, to avoid (potential) conflicts of interests as much as possible, and to deal with such conflicts should they arise.

Relevant matters relating to conflicts of interests, if any, shall be mentioned in the Annual Report for the financial year in question. No decisions to enter into material transactions in which there are conflicts of interest with members of the Supervisory Board were taken during the financial year 2017.

Meetings of the Supervisory Board

The Supervisory Board meets at least six times per year, including a meeting on strategy. The Supervisory Board, on the advice of its Audit Committee, also discusses, in any event at least once a year, the main risks of the business, and the result of the assessment of the structure and operation of the internal risk management and control systems, as well as any significant changes thereto. The members of the Executive Committee attend meetings of the Supervisory Board except in matters such as the desired profile, composition and competence of the Supervisory Board and the Executive Committee, as well as the remuneration and performance of individual members of the Executive Committee and the conclusions that must be drawn on the basis thereof. In addition to these items, the Supervisory Board, being responsible for the quality of its own performance, discusses, at least once a year on its own, without the members of the Executive Committee being present, (i) both its own functioning and that of the individual members, and the conclusions that must be drawn on the basis thereof, as well as (ii) both the functioning of the Board of Management and that of the individual members, and the conclusions that must be drawn on the basis thereof. The CEO and other members of the Executive Committee meet on a regular basis with the Chairman and other members of the Supervisory Board. The Executive Committee is required to keep the Supervisory Board informed of all facts and developments concerning Philips that the Supervisory Board may need in order to function as required and to properly carry out its duties, to consult it on important matters and to submit certain important decisions to it for its prior approval. The Supervisory Board and its individual members each have their own responsibility to request from the Executive Committee and the external auditor all information that the Supervisory Board needs in order to be able to carry out its duties properly as a supervisory body. If the Supervisory Board considers it necessary, it may obtain information from officers and external advisers of the Company. The Company provides the necessary means for this purpose. The Supervisory Board may also require that certain officers and external advisers attend its meetings.

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

The Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee consists of at least the Chairman and Vice-Chairman of the Supervisory Board. The Committee reviews the corporate governance principles applicable to the Company at least once a year, and advises the Supervisory Board on any changes to these principles as it deems appropriate. It also (a) draws up selection criteria and appointment procedures for members of the Supervisory Board, the Board of Management and the Executive Committee; (b) periodically assesses the Diversity Policy for the Supervisory Board, the Board of Management and the Executive Committee, the size and composition of the Supervisory Board, the Board of Management and the Executive Committee, and makes the proposals for a composition profile of the Supervisory Board, if appropriate; (c) periodically assesses the functioning of individual members of the Supervisory Board, the Board of Management and the Executive Committee, and reports on this to the Supervisory Board. The Committee also consults with the CEO and the Executive Committee on candidates to fill vacancies on the Supervisory Board, the Board of Management and the Executive Committee, and advises the Supervisory Board on the candidates for appointment. It further supervises the policy of the Executive Committee on the selection criteria and appointment procedures for Philips Executives.

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

The Audit Committee

The Audit Committee meets at least four times a year, before the publication of the annual, semi-annual and quarterly results. All of the members of the Audit Committee are considered to be independent under the applicable US Securities and Exchange Commission rules and at least one of the members of the Audit Committee, which currently consists of four members of the Supervisory Board, shall be a financial expert in the sense of the applicable rules under the Dutch Corporate Governance Code or Dutch law, and each member shall be financially literate. Jackson Tai and David Pyott are each designated as an Audit Committee financial expert, as defined under the regulations of the US Securities and Exchange Commission. The Audit Committee as a whole shall have the competence relevant to the sector in which the Company is operating. The Supervisory Board considers the expertise and experience available in the Audit Committee, as well as the possibility to take advice from internal and external experts and advisors, to be sufficient for the fulfillment of the tasks and responsibilities of the Audit Committee. The Audit Committee may not be chaired by the Chairman of the Supervisory Board or by a (former) member of the Board of Management.

The tasks and functions of the Audit Committee, as described in its charter, which is published on the Company’s website as part of the Rules of Procedure of the Supervisory Board, include the duties recommended in the Dutch Corporate Governance Code. More specifically, the Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities for the integrity of the Company’s financial statements, the financial reporting process, the effectiveness (also in respect of the financial reporting process) of the system of internal business controls and risk management, the internal and external audit process, the internal and external auditor’s qualifications, its independence and its performance, as well as the Company’s process for monitoring compliance with laws and regulations and the General Business Principles (GBP). The Audit Committee reports its findings to the Supervisory Board, and submits recommendations to ensure the integrity of the financial reporting process.

The Audit Committee reviews the Company’s annual and interim financial statements, including non-financial information, prior to publication and advises the Supervisory Board on the adequacy and appropriateness of internal control policies and internal audit programs and their findings. It also reports to the Supervisory Board the most important points of discussion between the external auditor and the Board of Management on the draft management letter and the draft annual report.

In reviewing the Company’s annual and interim statements, including non-financial information, and advising the Supervisory Board on internal control policies and internal audit programs, the Audit Committee reviews matters relating to accounting policies and compliance with accounting standards and compliance with statutory and legal requirements and regulations, particularly in the financial domain.

Important findings and identified risks are examined thoroughly by the Audit Committee in order to allow appropriate measures to be taken. With regard to the internal audit, the Audit Committee, in cooperation with the external auditor, reviews the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, staffing, independence and organizational structure of the internal audit function. Decisions from the Board of Management regarding the appointment and removal of the internal auditor are subject to the approval of the Audit Committee.

With regard to the external audit, the Audit Committee (among others) reviews the proposed audit scope (including the main risks of the reporting process), approach and fees, the independence of the external auditor, its performance and its (re-)appointment (or dismissal), audit and permitted non-audit services provided by the external auditor in conformity with the Philips Policy on Auditor Independence, as well as any changes to this policy. The Audit Committee also considers the report of the external auditor with respect to the annual financial statements and its report on internal control. The Audit Committee acts as the principal contact for the external auditor if the auditor discovers irregularities in the content of the financial reports. It also advises on the Supervisory Board’s statement to shareholders in the annual accounts. The Audit Committee periodically discusses the Company’s policy on business controls, the GBP and the deployment thereof, overviews on tax, IT and IT security, litigation and legal proceedings, environmental exposures, financial exposures in the area of treasury, real estate, pensions, and the Group’s major areas of risk. The Company’s external auditor, in general, attends all Audit Committee meetings.

The Quality & Regulatory Committee

The Quality & Regulatory Committee has been established by the Supervisory Board in view of the central importance of the quality of the Company’s products, systems, services and software and the development, testing, manufacturing, marketing and servicing thereof, and regulatory requirements relating thereto. The Quality & Regulatory Committee assists the Supervisory Board in fulfilling its oversight responsibilities in this area, whilst recognizing that the Audit Committee assists the Supervisory Board in the oversight of other areas of regulatory, compliance and legal matters.

The Quality & Regulatory Committee consists of at least two members and meets as often as is necessary or desirable for the performance of its duties.

10.3General Meeting of Shareholders

Introduction

A General Meeting of Shareholders is held at least once a year to discuss the Annual Report, including the report of the Board of Management, the annual financial statements with explanatory notes thereto and additional information required by law, and the Supervisory Board report, any proposal concerning dividends or other distributions, the (re-)appointment of members of the Board of Management and Supervisory Board (if any), important management decisions as required by Dutch law, and any other matters proposed by the Supervisory Board, the Board of Management or shareholders in accordance with the provisions of the Company’s Articles of Association. The Annual Report, the financial statements and other regulated information such as defined in the Dutch Act on Financial Supervision ( Wet op het financieel toezicht), will solely be published in English. As a separate agenda item and in application of Dutch law, the General Meeting of Shareholders discusses the discharge of the members of the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties in the preceding financial year. However, this discharge only covers matters that are known to the Company and the General Meeting of Shareholders when the resolution is adopted. The General Meeting of Shareholders is held in Eindhoven, Amsterdam, Rotterdam, The Hague, Utrecht or Haarlemmermeer (including Schiphol Airport) no later than six months after the end of the financial year.

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

Main powers of the General Meeting of Shareholders

All outstanding shares carry voting rights. The main powers of the General Meeting of Shareholders are to appoint, suspend and dismiss members of the Board of Management and of the Supervisory Board, to adopt the annual accounts, to declare dividends, to discharge the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties for the previous ﬁnancial year, to appoint the external auditor as required by Dutch law, to adopt amendments to the Articles of Association and proposals to dissolve or liquidate the Company, to issue shares or rights to shares, to restrict or exclude pre-emptive rights of shareholders and to repurchase or cancel outstanding shares. Following common corporate practice in the Netherlands, the Company each year requests limited authorization to issue (rights to) shares, to restrict or exclude pre-emptive rights and to repurchase shares. In compliance with Dutch law, decisions of the Board of Management that are so far-reaching that they would greatly change the identity or nature of the Company or the business require the approval of the General Meeting of Shareholders. This includes resolutions to: (a) transfer the business of the Company, or almost the entire business of the Company, to a third party (b) enter into or discontinue long-term cooperation by the Company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or ordinary partnership, if this cooperation or its discontinuation is of material signiﬁcance to the Company or (c) acquire or dispose of a participating interest in the capital of a company to the value of at least one-third of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company, by the Company or one of its subsidiaries. Thus the Company applies principle 4.1 of the Dutch Corporate Governance Code within the framework of the Articles of Association and Dutch law and in the manner as described in this corporate governance report.

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

Repurchase and issue of (rights to) shares

At the 2017 Annual General Meeting of Shareholders it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the Company within the limits of the Articles of Association and within a certain price range up to and including November 10, 2018. The maximum number of shares the company may hold, will not exceed 10% of the issued share capital as of May 11, 2017, which number may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs.

In addition, at the 2017 Annual General Meeting of Shareholders it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to issue shares or grant rights to acquire shares in the Company as well as to restrict or exclude the pre-emption right accruing to shareholders up to and including November 10, 2018. This authorization is limited to a maximum of 10% of the number of shares issued as of May 11, 2017 plus 10% of the issued capital in connection with or on the occasion of mergers, acquisitions and/or strategic alliances.

10.4Meeting logistics and other information

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

Preference shares and the Stichting Preferente Aandelen Philips

As a means to protect the Company and its stakeholders against an unsolicited attempt to obtain (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s Articles of Association that allow the Board of Management and the Supervisory Board to issue (rights to) preference shares to a third-party. As a result, Stichting Preferente Aandelen Philips (the Foundation) was created, which was granted the right to acquire preference shares in the Company. The mere notification that the Foundation wishes to exercise its rights, should a third-party ever seem likely in the judgment of the Foundation to obtain (de facto) control of the Company, will result in the preference shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are ordinary shares in the Company outstanding at that time. No preference shares have been issued as of December 31, 2017. In addition, the Foundation has the right to file a petition with the Enterprise Chamber of the Amsterdam Court of Appeal to commence an inquiry procedure within the meaning of section 2:344 Dutch Civil Code.

The object of the Foundation is to represent the interests of the Company, the enterprises maintained by the Company and its affiliated companies within the Group, in such a way that the interests of Philips, those enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of Philips and those enterprises, and also to do anything related to the above ends or conducive to them. In the event of (an attempt at) a hostile takeover or other attempt to obtain (de facto) control of the Company, this arrangement will allow the Company and its Board of Management and Supervisory Board to determine its position in relation to the third-party and its plans, to seek alternatives and to defend Philips’ interests and those of its stakeholders from a position of strength. The members of the self-electing Board of the Foundation are Messrs J.M. Hessels, F.J.G.M. Cremers and P.N. Wakkie. No Philips board members or officers are represented on the board of the Foundation.

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

As part of these procedures, a Disclosure Committee has been appointed by the Board of Management to oversee the Company’s disclosure activities and to assist the Board of Management in fulfilling its responsibilities in this respect. The Committee’s purpose is to ensure that the Company implements and maintains internal procedures for the timely collection, evaluation and disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Company is subject. Such procedures are designed to capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to the Company’s various businesses, and the effectiveness of those procedures for this purpose will be reviewed periodically.

Auditor information

In accordance with the procedures laid down in the Philips Auditor Policy and as mandatorily required by Dutch law, the external auditor of the Company is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, after the latter has been advised by the Audit Committee and the Board of Management. Under this Auditor Policy, the Supervisory Board and the Audit Committee assess the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting of Shareholders for the purposes of assessing the nomination for the appointment of the external auditor.

The current auditor of the Company, Ernst & Young Accountants LLP (EY), was appointed at the 2015 Annual General Meeting of Shareholders, for a term of four years starting January 1, 2016. Mrs. S.D.J. Overbeek-Goeseije is the current partner of EY in charge of the audit duties for Philips.

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

The partner of the external auditor in charge of the audit duties for Philips shall attend the Annual General Meeting of Shareholders. Questions may be put to him/her at the meeting about his/her report. The Board of Management and the Audit Committee of the Supervisory Board shall report on their dealings with the external auditor to the Supervisory Board on an annual basis, particularly with regard to the auditor’s independence. The Supervisory Board shall take this into account when deciding upon its nomination for the appointment of an external auditor.

Auditor policy

Dutch law requires the separation of audit and non-audit services, meaning the Company’s external auditor is no longer allowed to provide non-audit services. This is reflected in the Auditor Policy, which is published on the Company’s website. The policy is also in line with US Securities and Exchange Commission rules under which the appointed external auditor must be independent of the Company both in fact and appearance.

The Auditor Policy includes rules for the pre-approval by the Audit Committee of all services to be provided by the external auditor. Proposed services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, which is designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the Audit Committee is informed of each services it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2017, there were no services provided to the Company by the external auditor which were not pre-approved by the Audit Committee.

10.5Investor Relations

Introduction

The Company is continually striving to improve relations with its shareholders. In addition to communication with its shareholders at the Annual General Meeting of Shareholders, Philips elaborates upon its financial results during (public) conference calls, which are broadly accessible. It publishes informative annual, semi-annual and quarterly reports and press releases, and informs investors via its extensive website. The Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders.

From time to time the Company communicates with investors via road shows, broker conferences and a Capital Markets Day, announced in advance on the Company’s website. Shareholders can follow in real time, by means of webcasting or telephone lines, the meetings and presentations organized by the Company. Thus the Company applies recommendation 4.2.3 of the Dutch Corporate Governance Code, which in its perception and in view of market practice does not extend to less important analyst meetings and presentations. It is Philips’ policy to post presentations to analysts and shareholders on the Company’s website. These meetings and presentations will not take place shortly before the publication of annual, semi-annual and quarterly financial information.

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

The Company shall not, in advance, assess, comment upon or correct, other than factually, any analyst’s reports or valuations. No fee will be paid by the Company to any party for the carrying-out of research for analysts’ reports or for the production or publication of analysts’ reports, with the exception of credit-rating agencies.

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

As per December 31, 2017, approximately 90% of the common shares were held in bearer form and approximately 10% of the common shares were represented by registered shares of New York Registry issued in the name of approximately 1,034 holders of record, including Cede & Co. Cede & Co acts as nominee for the Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries. Citibank, N.A., 388 Greenwich Street, New York, New York 10013 is the transfer agent and registrar.

Only bearer shares are traded on the stock market of Euronext Amsterdam. Only shares of New York Registry – with the laws of the State of New York governing the proprietary regime of such shares as a result of which the transfer of, or the creation of in rem rights in, such shares is governed by the laws of the State of New York – are traded on the New York Stock Exchange. Bearer shares and registered shares may be exchanged for each other. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of United States beneficial holders or the number of Shares of New York Registry beneficially held by US residents.

The provisions applicable to all USD denominated corporate bonds issued by the Company in March 2008 and March 2012 (due 2022, 2038 and 2042) contain a ‘Change of Control Triggering Event’. If the Company would experience such an event with respect to a series of corporate bonds the Company might be required to offer to purchase the bonds that are still outstanding at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any.

Furthermore, the conditions applicable to the EUR denominated corporate bonds issued in 2017 (due 2019 and 2023) contain a similar provision (‘Change of Control Put Event’). Upon the occurrence of such an event, the Company might be required to redeem or purchase any of such bonds at their principal amount together with interest accrued.

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

The executive ofﬁces of the Company are located at the Philips Center, Amstelplein 2, 1096 BC Amsterdam, the Netherlands, telephone +31-20-59 77 777.

Compliance with the Dutch Corporate Governance Code

In accordance with the governmental Decree of August 29, 2017, the Company fully complies with the Dutch Corporate Governance Code and applies all its principles and best practice provisions that are addressed to the Board of Management or the Supervisory Board. The full text of the Dutch Corporate Governance Code can be found at the website of the Monitoring Commission Corporate Governance Code (www.commissiecorporategovernance.nl).

10.6Additional information

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

Share Capital

As of December 31, 2017, the issued share capital

consists only of common shares; no preference shares have been issued.

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

Preemptive rights

Shareholders have a pro rata preferential right of subscription to any common share issuance unless the right is restricted or excluded. If designated by the General Meeting of Shareholders, the Board of Management has the power to restrict or exclude the preferential subscription rights. A designation of the Board of Management will be effective for a specified period of up to five years and may be renewed. Currently, the Board of Management has been granted the power to restrict or exclude the preferential right of subscription up to and including November 10, 2018. If the Board of Management has not been designated, the General Meeting of Shareholders has the power to restrict or exclude such rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the General Meeting of Shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.

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

In principle all shareholders are entitled to attend a General Meeting of Shareholders, to address the meeting and to vote, except for shares held in treasury by the Company. They may exercise the aforementioned rights at a meeting only for the common shares which on the record date are registered in their name. The record date is published in the above announcement. Holders of registered shares must advise the Company in writing of their intention to attend the General Meeting of Shareholders. Holders of bearer shares who either in person or by proxy wish to attend the General Meeting of Shareholders, should notify ABN AMRO Bank N.V., which is acting as agent for the Company. They must submit a confirmation by a participating institution, in which administration they are registered as holders of the shares, that such shares are registered and will remain registered in its administration up to and including the record date, whereupon the holder will receive an admission ticket for the General Meeting of Shareholders. Holders of shares who wish to attend by proxy have to submit the proxy at the same time. A participating institution is a bank or broker which according to the Dutch Securities Depository Act ( Wet giraal effectenverkeer) is an intermediary ( intermediair) of the Dutch Central Securities Depository (Euroclear Nederland).

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

Corporate governance

The corporate governance rules introduced by the New York Stock Exchange (NYSE) allow foreign private issuers, like the Company, to follow home country practices on most corporate governance matters instead of those that apply to US domestic issuers, provided that they disclose any significant ways in which their corporate governance practices differ from those applying to listed domestic US companies under the NYSE listing standards. A summary of significant differences between certain Dutch practices on corporate governance matters and the corporate governance provisions applicable to US companies under the NYSE listing standards appears below.

Dutch corporate governance code

The Company is a company organized under Dutch law, with its Common Shares listed on Euronext Amsterdam, and is subject to the Dutch Corporate Governance Code of December 8, 2016 (the Dutch Corporate Governance Code). Philips’ New York Registry Shares, representing Common Shares of the Company, are listed on the NYSE.

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

Independence of members of our Supervisory Board

The Dutch Corporate Governance Code sets forth certain limitations on the number of non-independent members of the Supervisory Board, and its committees. The present members of our Supervisory Board are all independent within the meaning of the Dutch Corporate Governance Code. The definitions of independence under the Dutch Corporate Governance Code, however, differ in their details from the definitions of independence under the NYSE listing standards. In some cases the Dutch requirements are stricter than the NYSE listing standards and in other cases the NYSE listing standards are the stricter of the two.

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

Major shareholders as filed with SEC

On February 13, 2015, Southeastern Asset Management Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 5.4% (50,880,362 shares) of the Company’s common shares. On February 13, 2015, Dodge & Cox filed a Schedule 13G with the SEC indicating that it beneficially owned 6.3% (59,366,413 shares) of the Company’s common shares. On July 10, 2015, Southeastern Asset Management Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 4.6% (44,012,103 shares) of the Company’s common shares. On January 22, 2016, BlackRock Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 6.0% (55,645,648 shares) of the Company’s common shares. On February 12, 2016, Dodge & Cox filed a Schedule 13G with the SEC indicating that it beneficially owned 3.4% (31,421,723 shares) of the Company’s common shares. On January 25, 2017, BlackRock Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 6.3% (58,752,370 shares) of the Company’s common shares. On January 30, 2018, BlackRock Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 9.2% (87,011,431 shares) of the Company’s common shares. Please also refer to ‘Major shareholders and other information for shareholders’ in Investor Relations.

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

Code of business conduct

The listing standards of the NYSE prescribe certain parameters for listed company codes of business conduct and ethics. The Company has implemented the Philips General Business Principles, which are applicable to all employees and a Financial Code of Ethics, which is applicable to all employees performing an accounting or financial function. Waivers granted to Senior (Financial) Officers (as defined in our Financial Code of Ethics) will be disclosed. In 2017 the Company did not grant any waivers of the Financial Code of Ethics.

KPMG

From June 2014 to October 2015, KPMG Accountants N.V. (KPMG), who were the Company’s independent registered public accounting firm during this period, had a Chief Executive Officer who was the Chief Financial Officer of Philips in the period 1997-2005. The former KPMG CEO receives a monthly pension payment, which is immaterial to his net worth, from the Philips Pension Fund. The Philips Pension Fund is a separate and financially independent entity with an independent Board of Trustees who are legally responsible for safeguarding the retirement benefits of the participants of the Philips Pension Fund. Royal Philips is not liable for any financial deficits of the Philips Pension Fund and Royal Philips has no discretion over the level and payments of benefits to participants. The Philips Pension Fund is considered an affiliate of Philips under SEC independence rules, which were applicable to the KPMG audit of Philips during this period, and accordingly, the financial relationship violated the US Securities and Exchange Commission’s regulations. KPMG is not the independent auditor of the Philips Pension Fund. KPMG put in place a process whereby the KPMG CEO was not in the chain of command with respect to the Philips’ audit or the ratings or compensation of partners who worked on the Philips’ audit. KPMG advised Philips’ management and its audit committee that this situation, considering the actions taken by the firm, did not impact the firm’s ability to apply objective and impartial judgment on all matters encompassed within their annual audits of Philips. Philips’ audit committee concurred that this financial relationship did not impact the firm’s ability to apply objective and impartial judgment on all matters encompassed within the annual audits of Philips.

11Group financial statements

Introduction

This section of the Annual Report contains the audited consolidated financial statements including the notes thereon that have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code.

All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2017 have been endorsed by the EU, consequently, the accounting policies applied by Koninklijke Philips N.V. (hereafter: the ‘Company’ or ‘Philips’) also comply with IFRS as issued by the IASB.

Together with the section Company financial statements, this section contains the statutory financial statements of the Company.

The following sections and chapters:

  Group performance
  Segment performance
  Risk management
  Supervisory Board report
  Report of the Corporate Governance and Nomination & Selection Committee
  Report of the Remuneration Committee
  Corporate governance
  Forward-looking statements and other information

form the Management report within the meaning of section 2:391 of the Dutch Civil Code (and related Decrees).

The sections Group performance and Segment performance provide an extensive analysis of the developments during the financial year 2017 and the results. These sections also provide information on the business outlook, investments, financing, personnel and research and development activities.

For ‘Additional information’ within the meaning of section 2:392 of the Dutch Civil Code, please refer to Independent auditor’s report.

Please refer to Forward-looking statements and other information for more information about forward-looking statements, third-party market share data, fair value information, and revisions and reclassifications.

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

Board of Management

Frans van Houten

Abhijit Bhattacharya

Marnix van Ginneken

February 20, 2018

11.1Management’s report on internal control

Management’s report on internal control over financial reporting pursuant to section 404 of the US Sarbanes-Oxley Act

The Board of Management of Koninklijke Philips N.V. (the Company) is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as such term is defined in Rule 13a15 (f) under the US Securities Exchange Act). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Management conducted an assessment of the Company’s internal control over financial reporting based on the “Internal Control Integrated Framework (2013)” established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the Board of Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, it has concluded that, as of December 31, 2017, the Company’s internal control over Group financial reporting is considered effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, as included in this section Group financial statements, has been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, as stated in their report which follows hereafter.

Board of Management

Frans van Houten

Abhijit Bhattacharya

Marnix van Ginneken

February 20, 2018

11.1.1Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a15(e) and 15d15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2017.

11.1.2Changes in internal control over financial reporting

In 2016, the separation of Royal Philips and Philips Lighting was completed, with Philips Lighting being publicly listed and being traded on the Euronext exchange in Amsterdam. On November 28, 2017 Royal Philips reduced its stake in Philips Lighting to 29.01% of issued share capital and no longer consolidates Philips Lighting. From November 29, 2017 Philips Lighting was no longer included in the internal control over financial reporting framework of Royal Philips.

On June 30, 2017 Royal Philips sold 80.1% of its stake in Lumileds, with the remaining 19.9% stake no longer being consolidated. From July 1, 2017 Lumileds was no longer included in the internal control over financial reporting framework of Royal Philips.

During fiscal year 2017, Royal Philips implemented internal controls to ensure we have adequately evaluated our contracts and properly assessed the impact of the new accounting standards related to revenue recognition and financial instruments in our financial statements to facilitate their adoption on January 1, 2018.

Other than as explained above, there were no other changes in our internal control over financial reporting during 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

11.2Report of the independent auditors

Management’s report on internal control over financial reporting is set out in Management’s report on internal control. The report set out in Independent auditor’s report on internal control over financial reporting, is provided in compliance with standards of the Public Company Accounting Oversight Board in the US and includes an opinion on the effectiveness of internal control over financial reporting as at December 31, 2017.

Ernst & Young Accountants LLP has also issued a report on the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board in the US, which is set out in Independent auditor’s report on the consolidated financial statements.

KPMG Accountants N.V. issued a report on the consolidated financial statements of 2015 in accordance with the standards of the Public Company Accounting Oversight Board in the US. This is set out in Independent auditors’ report on the consolidated financial statements.

Ernst & Young Accountants LLP has also issued a report on the consolidated financial statements and the Company financial statements, in accordance with Dutch law, including the Dutch standards on auditing, of Koninklijke Philips N.V., which is set out in Independent auditor’s report.

11.3Independent auditor’s report on internal control over financial reporting

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Opinion on Internal Control over Financial Reporting

We have audited Koninklijke Philips N.V.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Koninklijke Philips N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the two years in the period ended December 31, 2017, and the related notes and our report dated February 20, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying section 11.1, Management’s report on internal control, of this Annual Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young Accountants LLP

Amsterdam, the Netherlands

February 20, 2018

11.4Independent auditor’s reports on the consolidated financial statements

11.4.1Independent auditor’s report on the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Koninklijke Philips N.V. (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 1 “Significant accounting policies – Changes processed in 2016 affecting 2015”, Koninklijke Philips N.V. changed the composition of its reportable segments in 2016, and the amounts in the 2015 financial statements have been restated to conform to the 2016 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2015 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2015 consolidated financial statements of Koninklijke Philips N.V. other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Accountants LLP

We have served as the Company‘s auditor since 2016.

Amsterdam, the Netherlands

February 20, 2018

11.4.2Independent auditors’ report on the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in note 1 “Significant accounting policies — Changes processed in 2016 affecting 2015”, the accompanying consolidated statements of income, comprehensive income, cash flows, and changes in equity of Koninklijke Philips N.V. (the Company) and subsidiaries, for the year ended December 31, 2015. The consolidated financial statements, before the effects of the adjustments discussed in note 1 “Significant accounting policies — Changes processed in 2016 affecting 2015”, are not presented herein. These consolidated financial statements are the responsibility of the Koninklijke Philips N.V.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above, before the effects of the adjustments to retrospectively apply the change in accounting described in note 1 “Significant accounting policies — Changes processed in 2016 affecting 2015”, present fairly, in all material respects, the results of operations and cash flows of Koninklijke Philips N.V. and subsidiaries for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in note 1 “Significant accounting policies — Changes processed in 2016 affecting 2015” and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditor.

Amsterdam, the Netherlands

February 23, 2016, except as to note 3 “Discontinued operations and assets classified as held for sale” which is as of February 20, 2018

/s/ KPMG Accountants N.V.

11.5Consolidated statements of income

Philips Group
Consolidated statements of income
in millions of EUR unless otherwise stated
For the years ended December 31
	2015	2016	2017
Sales 6	16,806	17,422	17,780
Cost of sales	(9,594)	(9,484)	(9,600)
Gross margin	7,212	7,939	8,181
Selling expenses	(4,048)	(4,142)	(4,398)
General and administrative expenses	(1,003)	(658)	(577)
Research and development expenses	(1,562)	(1,669)	(1,764)
Other business income 6	89	17	152
Other business expenses 6	(30)	(23)	(76)
Income from operations 6	658	1,464	1,517
Financial income 7	94	65	126
Financial expenses 7	(453)	(507)	(263)
Investments in associates, net of income taxes	30	11	(4)
Income before taxes	329	1,034	1,377
Income tax expense 8	(169)	(203)	(349)
Income from continuing operations	160	831	1,028
Discontinued operations, net of income taxes 3	479	660	843
Net income	638	1,491	1,870

Attribution of net income
Net income attributable to Koninklijke Philips N.V. shareholders	624	1,448	1,657
Net income attributable to non-controlling interests	14	43	214
Philips Group
Earnings per common share attributable to Koninklijke Philips N.V. shareholders in EUR unless otherwise stated
For the years ended December 31
	2015	2016	2017
Basic earnings per common share in EUR
Income from continuing operations attributable to shareholders 9	0.16	0.86	0.88
Net income attributable to shareholders 9	0.68	1.58	1.78
Diluted earnings per common share in EUR
Income from continuing operations attributable to shareholders 9	0.16	0.85	0.86
Net income attributable to shareholders 9	0.68	1.56	1.75
The accompanying notes are an integral part of these consolidated financial statements.

Amounts may not add up due to rounding.

11.6Consolidated statements of comprehensive income

Philips Group
Consolidated statements of comprehensive income
in millions of EUR
For the years ended December 31
	2015	2016	2017
Net income for the period	638	1,491	1,870

Pensions and other post-employment plans: 20
Remeasurements	(101)	(96)	102
Income tax effect on remeasurements 8	9	28	(78)
Revaluation reserve:
Release revaluation reserve	(9)	(4)
Reclassification directly into retained earnings	9	4
Total of items that will not be reclassified to Income Statement	(92)	(68)	25

Currency translation differences: 3
Net current period change, before tax	643	219	(1,177)
Income tax effect on net current-period change 8	187	2	39
Reclassification adjustment for (gain) loss realized, in discontinued operations	(1)		191
Available-for-sale financial assets: 13
Net current period change, before tax	33	(44)	(66)
Income tax effect on net current-period change 8			(1)
Reclassification adjustment for (gain) loss realized , in continued operations	(4)	24	1
Cash flow hedges:
Net current period change, before tax	(38)	3	33
Income tax effect on net current period change 8	-	(9)	(3)
Reclassification adjustment for (gain) loss realized, in continued operations	63	5	(17)
Total of items that are or may be reclassified to Income Statement	883	200	(1,000)

Other comprehensive income for period	791	132	(975)

Total comprehensive income for the period	1,429	1,623	895

Total comprehensive income attributable to :
Shareholders of Koninklijke Philips N.V.	1,415	1,550	805
Non-controlling interests	14	73	90
The accompanying notes are an integral part of these consolidated financial statements.

Amounts may not add up due to rounding.

11.7Consolidated balance sheets

Philips Group
Consolidated balance sheets
in millions of EUR unless otherwise stated
As of December 31
	2016	2017
Non-current assets
Property, plant and equipment 2 10	2,155	1,591
Goodwill 2 11	8,898	7,731
Intangible assets excluding goodwill 2 12	3,552	3,322
Non-current receivables 16	155	130
Investments in associates 5	190	142
Other non-current financial assets 13	335	587
Non-current derivative financial assets 28	59	22
Deferred tax assets 8	2,759	1,598
Other non-current assets 14	92	75
Total non-current assets	18,195	15,198

Current assets
Inventories 15	3,392	2,353
Current financial assets 13	101	2
Other current assets 14	486	392
Current derivative financial assets 28	101	57
Income tax receivable 8	154	109
Current receivables 16 25	5,327	3,909
Assets classified as held for sale 3	2,180	1,356
Cash and cash equivalents 29	2,334	1,939
Total current assets	14,075	10,117
Total assets	32,270	25,315

Equity
Shareholders’ equity 17	12,546	11,999
Common shares	186	188
Reserves	1,280	385
Other	11,080	11,426
Non-controlling interests 17	907	24
Group equity	13,453	12,023

Non-current liabilities
Long-term debt 18	4,021	4,044
Non-current derivative financial liabilities 28	590	216
Long-term provisions 19 20	2,926	1,659
Deferred tax liabilities 8	66	33
Other non-current liabilities 22	741	474
Total non-current liabilities	8,344	6,426

Current liabilities
Short-term debt 18	1,585	672
Current derivative financial liabilities 28	283	167
Income tax payable 8	146	83
Accounts payable 25	2,848	2,090
Accrued liabilities 21	3,034	2,319
Short-term provisions 19 20	680	400
Liabilities directly associated with assets held for sale 3	525	8
Other current liabilities 22	1,372	1,126
Total current liabilities	10,473	6,866
Total liabilities and group equity	32,270	25,315
The accompanying notes are an integral part of these consolidated financial statements.

Amounts may not add up due to rounding.

11.8Consolidated statements of cash flows

Philips Group
Consolidated statements of cash flows
in millions of EUR
For the years ended December 31
	2015	2016	2017
Cash flows from operating activities
Net income	638	1,491	1,870
Discontinued operations, net of income taxes	(479)	(660)	(843)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization, and impairments of fixed assets	972	976	1,025
Impairment of goodwill and other non-current financial assets	48	24	15
Net gain on sale of assets	(83)	(3)	(107)
Interest income	(44)	(43)	(40)
Interest expense on debt, borrowings and other liabilities	274	294	186
Income taxes	169	203	349
Investments in associates, net of income taxes	(10)	(11)	-
Decrease (increase) in working capital	(67)	131	101
Decrease (increase) in receivables and other current assets	97	(89)	64
Decrease (increase) in inventories	(6)	(63)	(144)
Increase (decrease) in accounts payable, accrued and other current liabilities	(158)	283	181
Decrease (increase) in non-current receivables, other assets and other liabilities	86	(160)	(358)
Increase (decrease) in provisions 19	(343)	(647)	(252)
Other items	(129)	76	377
Interest paid	(261)	(296)	(215)
Interest received	44	42	40
Dividends received from investments in associates	15	48	6
Income taxes paid	(232)	(295)	(284)
Net cash provided by (used for) operating activities	598	1,170	1,870
Cash flows from investing activities
Net capital expenditures	(752)	(741)	(685)
Purchase of intangible assets	(105)	(95)	(106)
Expenditures on development assets	(291)	(301)	(333)
Capital expenditures on property, plant and equipment	(432)	(360)	(420)
Proceeds from sales of property, plant and equipment 3	76	15	175
Net proceeds from (cash used for) derivatives and current financial assets 23	(72)	(117)	(198)
Purchase of other non-current financial assets 23	(20)	(53)	(42)
Proceeds from other non-current financial assets 23	39	14	6
Purchase of businesses, net of cash acquired 4	(1,118)	(197)	(2,344)
Proceeds from sale of interests in businesses, net of cash disposed of 3	71	-	64
Net cash used for investing activities	(1,852)	(1,092)	(3,199)
Cash flows from financing activities
Proceeds from issuance (payments) of short-term debt 18	1,249	(1,377)	12
Principal payments on short-term portion of long-term debt 18	(91)	(357)	(1,332)
Proceeds from issuance of long-term debt 18	94	123	1,115
Re-issuance of treasury shares 17	81	80	227
Purchase of treasury shares 17	(506)	(606)	(642)
Proceeds from sales of Philips Lighting shares 5		863	1,065
Transaction costs paid for sales of Philips Lighting shares 5		(38)	(5)
Dividends paid to shareholders of Koninklijke Philips N.V. 17	(298)	(330)	(384)
Dividends paid to non-controlling interests		(2)	(2)
Net cash provided by (used for) financing activities	529	(1,643)	55
Net cash provided by (used for) continuing operations	(724)	(1,566)	(1,274)
Net cash provided by (used for) discontinued operations 3	537	2,151	1,063
Net cash provided by (used for) continuing and discontinued operations	(187)	585	(211)
Effect of changes in exchange rates on cash and cash equivalents	80	(17)	(184)
Cash and cash equivalents at the beginning of the year	1,873	1,766	2,334
Cash and cash equivalents at the end of the year	1,766	2,334	1,939
The accompanying notes are an integral part of these consolidated financial statements. For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Amounts may not add up due to rounding.

11.9Consolidated statements of changes in equity

Philips Group
Consolidated statements of changes in equity
in millions of EUR unless otherwise stated
For the year ended December 31
	common share	revaluation reserve	currency translation differences [1] )	available-for-sale financial assets	cash flow hedges	capital in excess of par value	retained earnings [2] )	treasury shares at cost	total shareholders’ equity	non-controlling interests	Group equity
		reserves				other

Balance as of Jan. 1, 2015 [2] )	187	13	229	27	(13)	2,181	8,755	(547)	10,832	101	10,933
Total comprehensive income (loss)		(9)	829	29	25		541		1,415	14	1,429
Dividend distributed	3					429	(730)		(298)		(298)
Movement in non-controlling interests - Other										3	3
Cancellation of treasury shares	(4)						(513)	517
Purchase of treasury shares							(12)	(495)	(507)		(507)
Re-issuance of treasury shares						(23)	(57)	162	82		82
Share-based compensation plans						101			101		101
Income tax share-based compensation plans						(19)			(19)		(19)
Balance as of Dec. 31, 2015 [2] )	186	4	1,058	56	12	2,669	7,985	(363)	11,607	118	11,725
Total comprehensive income (loss)		(4)	191	(20)	(1)		1,384		1,550	73	1,623
Dividend distributed	4					398	(732)		(330)		(330)
IPO Philips Lighting			(15)		(1)		125		109	716	825
Cancellation of treasury shares	(4)						(446)	450
Purchase of treasury shares								(589)	(589)		(589)
Re-issuance of treasury shares						(122)	(35)	231	74		74
Share call options							(103)	90	(13)		(13)
Share-based compensation plans						119			119		119
Income tax share-based compensation plans						19			19		19
Balance as of Dec. 31, 2016 [2] )	186		1,234	36	10	3,083	8,178	(181)	12,546	907	13,453
Total comprehensive income (loss)			(823)	(66)	12		1,681		805	90	895
Dividend distributed	2					356	(742)		(384)	(94)	(478)
Sales of shares of Philips Lighting			(19)				346		327	712	1,039
Deconsolidation Philips Lighting						(66)	54		(12)	(1,590)	(1,602)
Purchase of treasury shares								(318)	(318)		(318)
Re-issuance of treasury shares						(205)	3	334	133		133
Forward contracts							(1,018)	(61)	(1,079)		(1,079)
Share call options							95	(255)	(160)		(160)
Share-based compensation plans						151			151		151
Income tax share-based compensation plans						(8)			(8)		(8)
Balance as of Dec. 31, 2017	188		392	(30)	23	3,311	8,596	(481)	11,999	24	12,023
The accompanying notes are an integral part of these consolidated financial statements.
1) Cumulative translation adjustments related to Investments in associates were EUR 46 million at December 31, 2017 (2016: EUR 40 million, 2015: EUR 34 million).
2) The presentation of prior-year information has been updated to address two tax related adjustments as explained in Significant accounting policies.

Amounts may not add up due to rounding.

11.10Notes

Notes to the Consolidated financial statements of the Philips Group

Prior-period financial statements have been restated for the treatment of the segment Lighting as a discontinued operation (see Discontinued operations and assets classified as held for sale). Movement schedules of balance sheet items include items from continuing and discontinued operations and therefore cannot be reconciled to income from continuing operations and cash flow from continuing operations only.

Note 1Significant accounting policies

The Consolidated financial statements in the Group financial statements section have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code.

All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2017 have been endorsed by the EU; consequently, the accounting policies applied by Koninklijke Philips N.V. (hereafter: the ‘Company’ or ‘Philips’) also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities.

The Consolidated financial statements have been prepared under the historical cost convention, unless otherwise indicated.

The Consolidated financial statements are presented in euros, which is the presentation currency. Due to rounding, amounts may not add up precisely to totals provided.

On February 20, 2018, the Board of Management authorized the Consolidated financial statements for issue. The Consolidated financial statements as presented in this report are subject to adoption by the Annual General Meeting of Shareholders, to be held on May 3, 2018.

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

In the process of applying the accounting policies, management has made estimates and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the reported amounts of assets and liabilities within the next financial year, as well as to the disclosure of contingent liabilities at the date of the Consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company evaluates these estimates and judgments on an ongoing basis and bases the estimates on historical experience, current and expected future outcomes, third-party evaluations and various other assumptions that Philips believes are reasonable under the circumstances. Existing circumstances and assumptions about future developments may change due to circumstances beyond the Company’s control and are reflected in the assumptions if and when they occur. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. The Company revises material estimates if changes occur in the circumstances or there is new information or experience on which an estimate was or can be based.

The areas where the most significant judgments and estimates are made are goodwill, deferred tax asset recoverability including assessment on valuation adjustment following the enactment of the US Tax Cuts and Jobs Act in December 2017, impairments, financial instruments, the accounting for an arrangement containing a lease, revenue recognition (multiple element arrangements), tax risks and other contingencies, assessment of control (including ‘de facto’ control of Philips Lighting), classification of assets and liabilities held for sale and the presentation of items of profit and loss and cash flows as continued or discontinued, as well as when determining the fair values of acquired identifiable intangible assets and investments based on an assessment of future cash flows. For further discussion on these significant judgements and estimates, reference is made to the respective notes within these Consolidated financial statements that relate to the above topics.

Further judgment is applied when analyzing impairments of goodwill and intangible assets not yet ready for use that are performed annually and whenever a triggering event has occurred to determine whether the carrying value exceeds the recoverable amount. These analyses are generally based on estimates of future cash flows. Furthermore, the Company applies judgment when actuarial assumptions are established to anticipate future events that are used in calculating post-employment benefit expenses and liabilities. These factors include assumptions with respect to interest rates, rates of increase in healthcare costs, rates of future compensation increases, turnover rates and life expectancy.

Changes 2015 and 2016

Accounting policies have been applied consistently for all periods presented in these consolidated financial statements, except for the items mentioned below. In addition, certain prior-year amounts have been reclassified to conform to the current year presentation.

Changes processed in 2017 affecting 2016 and 2015
Tax adjustments

Two tax related adjustments were identified in 2017, relating to tax expense understatements for years prior to 2016. These adjustments affected the previously issued financial statements for a number of years up to and until December 31, 2015, including an impact on net income of EUR 20 million in 2015 and EUR 55 million to opening retained earnings in 2016.

If these adjustments had been processed in 2017, the impact would have been material for 2017 and as such the adjustments were processed in 2015 and 2016, since it was concluded that the year-by-year understatements were immaterial for the years up to and including 2016.

Change in Balance Sheet presentation

Philips has changed the presentation of the Consolidated balance sheets by removing certain disaggregated line items and sub-totals, not affecting the totals presented. Since this information is already included in the relevant notes to the Consolidated financial statements, the line items have been removed to improve readability.

Change in Investments in associates presentation

In order to improve comparability and keep consistency with peer practice, Philips has changed the presentation of the line item Investments in associates and moved it into the subtotal Income before taxes in the Consolidated statements of income. This change did not impact the results of operations or financial position.

Change in Cash Flows presentation

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations requires that the net cash flows attributable to the operating, investing and financing activities of discontinued operations are disclosed in the Consolidated financial statements of Philips. These disclosures may be presented either in the Consolidated statements of cash flows or in the notes to the Consolidated financial statements. In order to improve readability and enhance the focus of the cash flow statement on the HealthTech cash flows, in 2017 Philips made the policy choice to disclose the net cash provided by (used for) discontinued operations as one line in the Consolidated statements of cash flows. The breakdown of the operating, investing and financing cash flow activities included in Discontinued operations and assets classified as held for sale.

Changes processed in 2016 affecting 2015
Change in Segment reporting

In 2016, Philips established two stand-alone companies focused on the HealthTech and Lighting opportunities. As part of this separation, Philips changed the way it allocated resources and analyzes its performance based on the revised segment structure. Accordingly, from 2016 the operational reportable segments for the purpose of the disclosures required by IFRS 8 Operating Segments were Personal Health businesses, Diagnosis & Treatment businesses, Connected Care & Health Informatics businesses and Lighting, each being responsible for the management of its business worldwide. Additionally, HealthTech Other and Legacy Items are included in Information by segment and main country. The new segment structure had no impact on the cash-generating units disclosed in Goodwill.

Consequential changes to comparative segment disclosures were processed in Other assets, Receivables, and Provisions. 2015 segment results have been reclassified according to the revised reporting structure. Segment information can be found in Information by segment and main country.

Specific choices within IFRS

In certain instances IFRS allows alternative accounting treatments for measurement and/or disclosure. Philips has adopted one of the treatments as appropriate to the circumstances of the Company. The most important of these alternative treatments are mentioned below.
Tangible and intangible fixed assets

Under IFRS, an entity shall choose either the cost model or the revaluation model as its accounting for tangible and intangible fixed assets. In this respect, items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The useful lives and residual values are evaluated annually. Furthermore, the Company chose to apply the cost model, meaning that costs relating to product development, the development and purchase of software for internal use and other intangible assets are capitalized and subsequently amortized over the estimated useful life. Further information on Tangible and Intangible fixed assets can be found in Property, plant and equipment and Intangible assets excluding goodwill , respectively.
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

Further information on employee benefit accounting can be found in Post-employment benefits.
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

Furthermore, interest cash flows are presented in cash flows from operating activities rather than in cash flows from financing or investing activities, because they enter into the determination of profit or loss. The Company chose to present dividends paid to shareholders of Koninklijke Philips N.V. as a component of cash flows from financing activities, rather than to present such dividends as cash flows from operating activities, which is an allowed alternative under IFRS.

Consolidated statements of cash flows can be found in Consolidated statements of cash flows.

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

Transfer of risks and rewards varies depending on the individual terms of the contract of sale. For consumer-type products in the segment of Personal Health businesses these criteria are met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer (depending on the delivery conditions) and acceptance of the product has been obtained. Examples of delivery conditions are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’, where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer and where title and risk for the goods pass to the customer.

Revenues of transactions that have separately identifiable components are recognized based on their relative fair values. These transactions mainly occur in the segments Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses and include arrangements that require subsequent installation and training activities in order to become operable for the customer. Revenue recognition is deferred until the installation has been completed and the product is ready to be used by the customer in the way contractually agreed.

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

In the case of loss under a sales agreement, the loss is recognized immediately.

Expenses incurred for shipping and handling of internal movements of goods are recorded as cost of sales. Shipping and handling related to sales to third parties are recorded as selling expenses. When shipping and handling is part of a project and billed to the customer, then the related expenses are recorded as cost of sales. Shipping and handling billed to customers is recognized as revenues. Service revenue related to repair and maintenance activities for goods sold is recognized ratably over the service period or as services are rendered.

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

Revenue from services is recognized when the Company can reliably measure the amount of revenue and the associated cost related to the stage of completion of a contract or transaction, and the recovery of the consideration is considered probable. Royalty income from intellectual property rights, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis based on actual or reliably estimated sales made by a licensee. Royalty income from an agreement with lump-sum consideration is recognized on accrual basis based on the contractual terms and substance of the relevant agreement with a licensee.

Grants from governments are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to costs are deferred and recognized in the Statement of income as a reduction of the related costs over the period necessary to match them with the costs that they are intended to compensate. Grants related to assets are deducted from the cost of the asset and presented net in the Consolidated balance sheets.
Income taxes

Income taxes comprises current and deferred tax. Income tax is recognized in the Statement of income except to the extent that it relates to items recognized directly within equity or in other comprehensive income. Current tax is the expected taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Tax liabilities are recognized when it is considered probable that there will be a future outflow of funds to a taxing authority. In such cases, provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact the income tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are recognized, using the balance sheet method, for the expected tax consequences of temporary differences between the carrying amounts of assets and liabilities and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill; the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries, joint ventures and associates where the reversal of the respective temporary difference can be controlled by the Company and it is probable that it will not reverse in the foreseeable future. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different taxable entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividend in the foreseeable future and for undistributed earnings of unconsolidated companies to the extent that these withholding taxes are not expected to be refundable or deductible. Changes in tax rates and tax laws are reflected in the period when the change has been enacted or substantively enacted by the reporting date.

Any subsequent adjustment to a tax asset or liability that originated in discontinued operations, due to a change in the tax base or its measurement, is allocated to discontinued operations (i.e. backwards tracing). Examples are a tax rate change or change in retained assets or liabilities directly relating to the discontinued operation. Any subsequent change to the recognition of deferred tax assets is allocated to the component in which the taxable gain is or will be recognized. The above principles are applied to the extent the ‘discontinued operations’ is sufficiently separable from continuing operations.

Further information on income tax can be found in Income taxes.
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
  Environmental provisions – Measurement of liabilities associated with environmental obligations is based on current legal and constructive requirements. Liabilities and expected insurance recoveries, if any, are recorded separately. The carrying amount of environmental liabilities is regularly reviewed and adjusted for new facts and changes in law.
  Restructuring-related provisions – The provision for restructuring mainly relates to the estimated costs of initiated restructurings, the most significant of which have been approved by the Executive Committee, and which generally involve the realignment of certain parts of the industrial and commercial organization. When such restructurings require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions. A liability is recognized for those costs only when the Company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. Before a provision is established, the Company recognizes any impairment loss on the assets associated with the restructuring.
  Litigation provisions – In relation to legal claim provisions and settlements, the relevant balances are transferred to Other liabilities at the point the amount and timing of cash outflows are no longer uncertain. Settlements which are agreed for amounts in excess of existing provisions are reflected as increases of Other liabilities.

Further information on provisions can be found in Provisions.
Goodwill

The measurement of goodwill at initial recognition is described under Basis of consolidation note. Goodwill is subsequently measured at cost less accumulated impairment losses. Further information on goodwill can also be found in Goodwill.
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

The capitalized development expenditure comprises of all directly attributable costs (including the cost of materials and direct labor). Other development expenditures and expenditures on research activities are recognized in the Statement of income. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. Amortization of capitalized development expenditure is charged to the Statement of income on a straight-line basis over the estimated useful lives of the intangible assets.

Further information on intangible assets other than goodwill can be found in Intangible assets excluding goodwill.
Discontinued operations and non-current assets held for sale

Non-current assets and disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations; is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or is a subsidiary acquired exclusively with a view to sell.

In case a discontinued operation is sold in stages as part of a single coordinated plan until completely sold, then the Investment in associate that is recognized upon sale of a portion that results in Philips having significant influence in the operation (rather than control), is continued to be treated as discontinued operation provided that the held for sale criteria are met.

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

Further information on discontinued operations and non-current assets held for sale can be found in Discontinued operations and assets classified as held for sale.
Impairment
Impairment of goodwill and intangible assets not yet ready for use

Goodwill and intangible assets not yet ready for use are not amortized but tested for impairment annually and whenever impairment indicators require. In case of goodwill and intangible assets not yet ready for use, either internal or external sources of information are considered indicators that an asset or a CGU may be impaired. In most cases the Company identified its cash-generating units for goodwill at one level below that of an operating segment. Cash flows at this level are substantially independent from other cash flows and this is the lowest level at which goodwill is monitored by the Executive Committee. In 2017 the Company performed and completed goodwill annual impairment tests in the fourth quarter, in line with 2016. In prior year, the Company also performed goodwill annual impairment tests in the second quarter, which was in line with 2015. An impairment loss is recognized in the Statement of income whenever and to the extent that the carrying amount of a cash-generating unit exceeds the unit’s recoverable amount, which is the greater of its value in use and fair value less cost of disposal. Value in use is measured as the present value of future cash flows expected to be generated by the asset. Fair value less cost of disposal is measured as the amount obtained from a sale of an asset in an arm’s length transaction, less costs of disposal.

Further information on impairment of goodwill and intangible assets not yet ready for use can be found in Goodwill and Intangible assets excluding goodwill respectively.

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

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if and to the extent there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Reversals of impairment are recognized in the Consolidated statements of income.
Impairment of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. In the case of available-for-sale financial assets, a significant or prolonged decline in the fair value of the financial asset below its cost is considered an indicator that the financial assets are impaired. If any such evidence exists for available-for sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the Statement of income - is reclassified from the fair value reserve in equity (through Other comprehensive income) to the Statement of income.

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

An impairment loss related to financial assets is reversed if in a subsequent period the fair value increases and the increase can be related objectively to an event occurring after the impairment loss was recognized. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized. Reversals of impairment are recognized in the Statement of income except for reversals of impairment of available-for-sale equity securities, which are recognized in Other comprehensive income.

Further information on financial assets can be found in Other financial assets.

Other policies

Basis of consolidation

The Consolidated financial statements comprise the financial statements of Koninklijke Philips N.V. and all subsidiaries that the Company controls, i.e. when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when Philips has less than a majority of the voting or similar rights of an investee, Philips considers all relevant facts and circumstances in assessing whether it has power over an investee, including the contractual arrangement(s) with the other vote holders of the investee, rights arising from other contractual arrangements and the Company’s voting rights and potential voting rights. Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. All intercompany balances and transactions have been eliminated in the Consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
Loss of control

Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in the Statement of income. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date the control is lost. Subsequently it is accounted for as either an equity accounted investee (associate) or as an available-for-sale financial asset, depending on the level of influence retained. Further information on loss of control can be found in Discontinued operations and assets classified as held for sale.
Business combinations

Business combinations are accounted for using the acquisition method. Under the acquisition method, the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree are recognized at the acquisition date, which is the date on which control is transferred to the Company.

The Company measures goodwill at the acquisition date as:

  the fair value of the consideration transferred; plus
  the recognized amount of any non-controlling interest in the acquiree; plus if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree; less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Company incurs are expensed as incurred.

Any contingent consideration payable is recognized at fair value at the acquisition date and initially is presented in Long-term provisions. When the timing and amount of the consideration become more certain, it is reclassified to Accrued liabilities. If the contingent consideration that meets the definition of a financial instrument is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in the Statement of income.

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Further information on business combinations can be found in Acquisitions and divestments.
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

The Company’s share of the net income of these companies is included in Investments in associates, net of income taxes in the Statement of income, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases. Dilution gains and losses arising from investments in associates are recognized in the Statement of income as part of Investments in associates, net of income taxes. When the Company’s share of losses exceeds its interest in an associate, the carrying amount of that interest (including any long-term loans) is reduced to zero and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Remeasurement differences of an equity stake resulting from gaining control over the investee previously recorded as associate are recorded under Investments in associates.

Further information on investments in associates can be found in Interests in entities .
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

All exchange difference items are presented as part of Cost of sales, with the exception of tax items and financial income and expense, which are recognized in the same line item as they relate to in the Statement of income.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency using the exchange rate at the date the fair value was determined. Non-monetary items in a foreign currency that are measured based on historical cost are translated using the exchange rate at the transaction date.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to euros at exchange rates at the reporting date. The income and expenses of foreign operations are translated to euros at exchange rates at the dates of the transactions.

Foreign currency differences arising on translation of foreign operations into euros are recognized in Other comprehensive income, and presented as part of Currency translation differences in Equity. However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to Non-controlling interests.

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

Purchases and sales of financial assets in the normal course of business are accounted for at the trade date. Dividend and interest income are recognized when earned. Gains or losses, if any, are recorded in Financial income and expense.

Non-derivative financial instruments comprise cash and cash equivalents, receivables, other non-current financial assets, debt and other financial liabilities that are not designated as hedges.

Cash and cash equivalents

Cash and cash equivalents include all cash balances, money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Further information on cash and cash equivalents can be found in Cash flow statement supplementary information.

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

The Company derecognizes receivables on entering into factoring transactions if the Company has transferred substantially all risks and rewards or if Philips does not retain control over receivables.

Further information on receivables can be found in Receivables.

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

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the other categories of financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in Other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to the Statement of income.

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

Further information on other non-current financial assets can be found in Other financial assets.
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

Call options on own shares are treated as equity instruments.

Dividends are recognized as a liability in the period in which they are declared and approved by Shareholders. The income tax consequences of dividends are recognized when a liability to pay the dividend is recognized.

Further information on equity can be found in Equity.
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

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in Other comprehensive income until the Statement of income is affected by the variability in cash flows of the designated hedged item. To the extent that the hedge is ineffective, changes in the fair value are recognized in the Statement of income.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. When hedge accounting is discontinued because it is expected that a forecasted transaction will not occur, the Company continues to carry the derivative on the Balance sheet at its fair value, and gains and losses that were accumulated in Other comprehensive income are recognized immediately in the same line item as they relate to in the Statement of income.

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

Further information on property, plant and equipment can be found in Property, plant and equipment.
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

Further information on inventories can be found in Inventories.
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

A defined-benefit plan is a post-employment benefit plan other than a defined-contribution plan. Plans for which the Company has no legal or constructive obligation to pay further amounts, but to which it does pay non-fixed contributions, are also treated as a defined-benefit plan. The net pension asset or liability recognized in the Consolidated balance sheets in respect of defined-benefit post-employment plans is the fair value of plan assets less the present value of the projected defined-benefit obligation at the balance sheet date. The defined-benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. Recognized assets are limited to the present value of any reductions in future contributions or any future refunds. The net pension liability is presented as a long-term provision, no distinction is made for the short-term portion.

For the Company’s major plans, a full discount rate curve of high-quality corporate bonds is used to determine the defined-benefit obligation. The curves are based on Towers Watson’s rate methodology which uses data of corporate bonds rated AA or equivalent. For the other plans a single point discount rate is used based on corporate bonds for which there is a deep market and the plan’s maturity. Plans in countries without a deep corporate bond market use a discount rate based on the local sovereign curve and the plan’s maturity.

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

Further information on post-employment benefit accounting can be found in Post-employment benefits.

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

Further information on other employee benefits can be found in Provisions under Other provisions section.
Share-based payment
Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Share-based compensation.

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

Service and non-market performance conditions are not taken into account when determining the grant-date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant-date fair value. No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met.

When an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss. The dilutive effect of outstanding options and shares is reflected as additional share dilution in the computation of diluted earnings per share (further details are given in Earnings per share).
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

Further information on financial income and expenses can be found in Financial income and expenses.
Financial guarantees

The Company recognizes a liability at the fair value of the obligation at the inception of a financial guarantee contract if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The guarantee is subsequently measured at the higher of the best estimate of the obligation or the amount initially recognized less, when appropriate, cumulative amortization.
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
Segment information

Operating segments are components of the Company’s business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the Executive Committee of the Company). The Executive Committee decides how to allocate resources and assesses performance. Reportable segments comprise the operating segments Personal Health businesses, Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses. Additionally, Philips identifies HealthTech Other and Legacy Items. Segment accounting policies are the same as the accounting policies applied by the Company.
Earnings per Share

The Company presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the Net income (loss) attributable to shareholders by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the Net income (loss) attributable to shareholders and the weighted average number of common shares outstanding during the period, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprises forward purchase contracts entered into in 2017, restricted shares, performance shares and share options granted to employees.

Further information on earnings per share can be found in Earnings per share.

New standards and interpretations

IFRS accounting standards adopted as from 2017

Changes to policies, following from amendments to standards, interpretations and the annual improvement cycles, effective 2017, did not have a material impact on the Group financial statements.

IFRS accounting standards to be adopted as from 2018 and onwards

A number of new standards and amendments to existing standards have been published and are mandatory for the Company beginning on or after January 1, 2018 or later periods, and the Company has not early-adopted them. Those which may be the most relevant to the Company are set out below. Changes to other standards, following from amendments and the annual improvement cycles, are not expected to have a material impact on the Company’s financial statements.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement.

The new standard also introduces expanded disclosure requirements to IFRS 7 Financial Instruments: Disclosures and changes in presentation to IAS 1 Presentation of Financial Statements. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

The Company finalized the implementation of IFRS 9, except for the determination of the final IFRS 7 disclosures to be included in the Annual Report for 2018. These will be finalized in the coming year. The Company will adopt the new standard on the required effective date and will not restate comparative information. During 2017, Philips performed a detailed impact assessment of all three aspects of IFRS 9. Overall, the Company expects no significant impact on its statement of financial position and equity.

Classification and measurement

The Company noted no significant impact on its balance sheet or equity on applying the classification and measurement requirements of IFRS 9. The investments in equity shares are currently classified as available-for-sale financial assets with gains and losses recorded in other comprehensive income. Upon adopting IFRS 9, certain financial investments amounting to EUR 21 million (impact on Company financial statements is EUR 14 million) will change classification and measurement from Other comprehensive income to Fair value through profit or loss (FVPL). The related fair value gains of EUR 5 million (impact on Company financial statements is EUR 5 million) will be transferred from the available-for-sale financial assets reserve to Retained earnings on January 1, 2018.

The remaining available-for-sale equity investments amounting to EUR 396 million (impact on Company financial statements is EUR 130 million) will continue to be measured at fair value through Other comprehensive income as the Company has chosen the fair value through other comprehensive income (FVOCI) election for such investments. Accordingly, the new guidance will not affect the classification and measurement of these financial assets. However, gains or losses realized on the sale of financial assets at FVOCI will no longer be transferred to profit or loss on sale, but instead reclassified below the line from the FVOCI reserve to Retained earnings.

The debt investments of the Company amounting to EUR 29 million (impact on Company financial statements is nil) that are currently classified as available-for-sale will satisfy the conditions for classification as at FVOCI and hence there will be no change to the accounting for these assets.

The Company has debt investment amounting to EUR 0.6 million (impact on Company financial statements is nil) currently classified as held-to-maturity and measured at amortized cost which meets the conditions for classification at amortized cost under IFRS 9.

Loans as well as trade receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Company analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9. Therefore, reclassification for these instruments is not required except for receivables which are factored. The business model for such factored receivables amounting to EUR 48 million (impact on Company financial statements is nil) is hold to collect and sell and hence they will be booked at FVOCI.

There will be no impact on the Company’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss, and the Company does not have any such liabilities. The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed.

Impairment

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. The expected credit losses include forward-looking elements on all possible default events as well as historical loss data. It applies to financial assets classified at amortized cost, debt instruments measured at FVOCI, contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. The Company will apply the simplified approach and record lifetime-expected losses on all trade receivables. Based on the assessments undertaken to date, the Company expects no material increase in the loss allowance for debt investments and financial assets held at amortized cost. Additionally the Company also assessed the impact of the new impairment model on its intercompany financial assets (including receivables) recognized in the Company financial statements and concluded that there is no material increase in the loss allowance.

Hedge accounting

The Company has completed updates to its internal documentation and monitoring processes and concluded that all existing hedge relationships that are currently designated in effective hedging relationships will continue to qualify for hedge accounting under IFRS 9. Changes in the fair value of foreign exchange forward contracts attributable to forward points and in the time value of the option contracts will in future be deferred in costs of hedging reserve within equity. The deferred amounts will be recognized against the related hedged transaction when it occurs.

The Company has chosen not to retrospectively apply IFRS 9 on transition regarding the forward points of the forward contracts under IAS 39. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, applying the hedging requirements of IFRS 9 will not have a significant impact on Philips’ financial statements.

Transition

IFRS 9 must be applied for financial years commencing on or after January 1, 2018 and it is fully endorsed by the EU. The Company will apply the new rules retrospectively from January 1, 2018, with the practical expedients permitted under the standard. Comparatives for 2017 will not be restated in 2018.

IFRS 15 Revenue from Contracts with Customers

The IASB has issued a new standard that specifies how and when revenue is recognized and prescribes more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations.

The new standard provides a single, principles-based five-step model to be applied to all contracts with customers and is based on the principle that revenue is recognized when control of a good or service transfers to a customer. Furthermore, it provides new guidance on whether revenue should be recognized at a point in time or over time. The standard also introduces new guidance on costs of fulfilling and obtaining a contract, specifying the circumstances in which such costs should be capitalized. Costs that do not meet the criteria must be expensed when incurred.

The actions needed to implement IFRS 15 in the organization have been finalized and the quantitative impacts determined, except for the determination of the final IFRS 15 disclosures to be included in the Annual Report for 2018. These will be finalized in the coming year. The following main impacted areas were identified.

Royalty income

Currently the Company recognizes revenue from intellectual property (IP) royalties, which is normally generated based upon a percentage of sales or a fixed amount per product sold, on an accrual basis based on actual or reliably estimated sales made by the licensees. Revenue generated from an agreement with lump-sum consideration is recognized on accrual basis based on the contractual terms and substance of the relevant agreement with a licensee. Under IFRS 15, revenues from the licensing of intellectual property should be recognized based on a right to access the intellectual property or a right to use the intellectual property approach. Under the first option revenue is recognized over time while under the second option revenue is recognized at a point in time. As a result, this will have an impact on revenues originating from the Company’s IP royalties with lump-sum consideration (within segment HealthTech Other) since under IFRS 15 such revenues will be recognized in the Statement of income at an earlier point in time rather than over time under the current methodology. An amount of EUR 34 million of deferred revenue will be recorded as an increase in retained earnings upon transition and a deferred tax asset of EUR 7 million will be released as a consequence. The net impact in equity will be EUR 25 million.

Costs of obtaining a contract

Under IFRS 15, the incremental costs of obtaining a contract with a customer are recognized as an asset if the entity expects to recover them.

The Company identified that certain sales commissions paid to third parties and internal employees that are typical for transactions in the segments Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses qualify as incremental costs of obtaining a contract. These costs are mostly paid and capitalized as prepayment upon issuance of sales orders and recognition of revenue related to the sale of goods or rendering of services. Such costs are commonly expensed in line with the revenue recognition pattern of the related goods or services. Due to these sales commissions being largely amortized within a year, the Company decided to adopt the practical expedient of expensing sales commissions when incurred. An impact of EUR 68 million will be recorded as a retained earnings decrease in equity originating from the asset derecognition upon transition, and a deferred tax liability of EUR 17 million will be released as a consequence. The net impact in equity will be EUR 51 million.

Transition

IFRS 15 must be applied for periods beginning on or after January 1, 2018 and it is fully endorsed by the EU. The Company decided to adopt IFRS 15 in its consolidated financial statements for the year ending December 31, 2018, using the modified retrospective transition approach which means that the cumulative impact of the adoption will be recognized in retained earnings as of January 1, 2018 and that comparatives will not be restated. The standard will only be applied to contracts that are not completed as of the date of initial application.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and is endorsed by the EU. It will supersede IAS 17 Leases and a number of lease-related interpretations and will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The accounting for lessors will not change significantly.

The Company is in the process of implementing IFRS 16: the complete overview of existing operating lease contracts was determined (mainly real estate and car leases) and the investigation for an IT tool supporting IFRS 16 calculations and journal entries is ongoing. The new standard was discussed with management and internal stakeholders such as Treasury, Investor Relations and Human Resources so that they can work on potential adjustments to their processes, if needed. The Company is analyzing the preliminary quantitative impact of IFRS 16.

The standard will affect primarily the accounting for the Company’s operating leases. As at the reporting date, Philips has non-cancellable operating lease commitments of EUR 741 million (undiscounted) as further explained in Details of treasury / other financial risks. The Company plans to use the recognition exemption for low-value leases such as IT laptops and desktops and recognize on a straight line basis as an expense in profit or loss.

Philips has not yet assessed what other adjustments, if any, are necessary, such as following the change in the definition of the lease term, the different treatment of variable lease payments, and of extension and termination options. It is therefore not yet possible to estimate the amount of right-of-use assets and lease liabilities that will have to be recognized on adoption of the new standard and how this may affect the Company’s profit or loss and classification of cash flows going forward.

The standard is mandatory for financial years commencing on or after January 1, 2019. The Company decided not to adopt the standard before its effective date. Philips intends to apply the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information. When applying the modified retrospective approach to leases previously classified as operating leases under IAS 17, the lessee can elect, on a lease by lease basis whether to apply a number of practical expedients on the transition. The Company is assessing the potential impact of using these practical expedients.

Note 2Information by segment and main country

Philips Group
Information on income statement
in millions of EUR unless otherwise stated
2015 - 2017
	sales	sales including intercompany	depreciation and amortization [1] )	Adjusted EBITA [2] )
2017
Personal Health	7,310	7,333	(371)	1,221
Diagnosis & Treatment	6,891	6,953	(267)	716
Connected Care & Health Informatics	3,163	3,200	(208)	372
HealthTech Other	415	559	(177)	(109)
Legacy Items	1	6	(2)	(48)
Inter-segment eliminations		(269)
Philips Group	17,780	17,780	(1,025)	2,153

2016
Personal Health	7,099	7,119	(385)	1,108
Diagnosis & Treatment	6,686	6,741	(229)	631
Connected Care & Health Informatics	3,158	3,213	(184)	324
HealthTech Other	478	635	(177)	(66)
Legacy Items	1	6	(2)	(76)
Inter-segment eliminations		(292)
Philips Group	17,422	17,422	(976)	1,921

2015
Personal Health	6,751	6,764	(375)	966
Diagnosis & Treatment	6,484	6,531	(249)	515
Connected Care & Health Informatics	3,022	3,080	(198)	294
HealthTech Other	503	670	(156)	8
Legacy Items	46	84	7	(95)
Inter-segment eliminations		(323)
Philips Group	16,806	16,806	(972)	1,688
1) Includes impairments.
2) For reconciliation Adjusted EBITA, refer to the table below.

In 2016, Philips established two stand-alone companies focused on the HealthTech and Lighting opportunities. Following this separation, Philips changed the way it allocates resources and analyzes its performance based on a new segment structure. Accordingly, from 2016 the reportable segments for the purpose of the disclosures required by IFRS 8, Operating Segments, are Personal Health, Diagnosis & Treatment, and Connected Care & Health Informatics, each being responsible for the management of its business worldwide. Additionally, HealthTech Other and Legacy Items are included. From 2017, Lighting is reported as part of Discontinued Operations (refer to Discontinued operations and assets classified as held for sale).

Philips focuses on improving people’s lives through meaningful innovation across the health continuum – from healthy living and prevention to diagnosis, treatment and home care. The Personal Health businesses deliver integrated, connected solutions that support healthier lifestyles and those living with chronic disease. The Diagnosis & Treatment businesses deliver precision medicine and least-invasive treatment and therapy to improve outcomes, lower the cost of care delivery and enhance the patient experience. The Connected Care & Health Informatics businesses deliver digital solutions that facilitate value-based care through consumer technology, patient monitoring and clinical informatics.

The Executive Committee of Philips is deemed to be the chief operating decision maker (CODM) for IFRS 8 segment reporting purposes. The key segmental performance measure is Adjusted EBITA, which Management believes is the most relevant measure to evaluate the results of the segments.

The term Adjusted EBITA is used to evaluate the performance of Philips and its segments. EBITA represents Income from operations excluding amortization and impairment of acquired intangible assets and impairment of goodwill. Adjusted EBITA represents EBITA excluding gains or losses from restructuring costs, acquisition-related charges and other items.

Adjusted EBITA is not a recognized measure of financial performance under IFRS. Below is a reconciliation of Adjusted EBITA to the most directly comparable IFRS measure, Net income, for the years indicated. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Philips Group
Reconciliation from net income to Adjusted EBITA
in millions of EUR
2015 - 2017
	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	HealthTech Other	Legacy Items
2017
Net Income	1,870
Discontinued operations, net of income taxes	(843)
Income tax expense	349
Investments in associates, net of income taxes	4
Financial expenses	263
Financial income	(126)
Income from operations	1,517	1,075	488	206	(149)	(103)
Amortization of acquired intangible assets	260	135	55	44	26
Impairment of goodwill	9				9
EBITA	1,787	1,211	543	250	(114)	(103)
Restructuring and acquisition-related charges	316	11	151	91	64
Other items	50		22	31	(59)	55
Adjusted EBITA	2,153	1,221	716	372	(109)	(48)

2016
Net Income	1,491
Discontinued operations, net of income taxes	(660)
Income tax expense	203
Investments in associates, net of income taxes	(11)
Financial expenses	507
Financial income	(65)
Income from operations	1,464	953	546	275	(129)	(181)
Amortization of acquired intangible assets	242	139	48	46	9
Impairment of goodwill	1			1
EBITA	1,707	1,092	594	322	(120)	(181)
Restructuring and acquisition-related charges	94	16	37	14	28	(1)
Other items	120			(12)	26	106
Adjusted EBITA	1,921	1,108	631	324	(66)	(76)

2015
Net Income	638
Discontinued operations, net of income taxes	(479)
Income tax expense	169
Investments in associates, net of income taxes	(30)
Financial expenses	453
Financial income	(94)
Income from operations	658	736	322	173	49	(622)
Amortization of acquired intangible assets	273	149	55	54	15
EBITA	931	885	377	227	64	(622)
Restructuring and acquisition-related charges	186	37	131	38	(19)	(1)
Other items	571	44	7	29	(37)	528
Adjusted EBITA	1,688	966	515	294	8	(95)

Transactions between the segments are mainly related to components and parts included in the product portfolio of the other segments. The pricing of such transactions was at cost or determined on an arm’s length basis. Philips has no single external customer that represents 10% or more of sales.

Philips Group
Main countries
in millions of EUR
2015 - 2017
	sales [1] )	tangible and intangible assets [2] )
2017
Netherlands	414	1,154
United States	6,084	8,408
China	2,322	959
Germany	1,011	270
Japan	1,059	457
France	530	33
India	425	100
Other countries	5,935	1,263
Total main countries	17,780	12,644

2016
Netherlands	393	1,007
United States	5,948	9,425
China	2,210	1,167
Germany	965	201
Japan	1,103	492
France	513	45
India	399	121
Other countries	5,891	2,147
Total main countries	17,422	14,605

2015
Netherlands	374	970
United States	5,742	9,291
China	2,132	1,194
Germany	929	170
Japan	962	455
France	487	48
India	431	134
Other countries	5,749	2,276
Total main countries	16,806	14,538
1) The sales are reported based on country of destination.
2) Consists of Property plant and equipment, Intangible assets excluding goodwill and Goodwill

Note 3Discontinued operations and assets classified as held for sale

Discontinued operations included in the Consolidated statements of income and cash flows consist of the segment Lighting, the combined Lumileds and Automotive businesses and certain divestments formerly reported as discontinued operations. The below table summarizes the discontinued operations, net of income taxes results reported in the consolidated statements of income.

Philips Group
Discontinued operations, net of income taxes
in millions of EUR
2015 - 2017
	2015	2016	2017
Lighting	247	244	896
The combined Lumileds and Automotive businesses	233	282	(29)
Other	(1)	134	(24)
Discontinued operations, net of income taxes	479	660	843
Lighting

In the course of 2017, Philips completed several transactions in Philips Lighting shares, which reduced the interest in this company from 71.23% as of December 31, 2016 to 29.01% as of December 31, 2017. For further details, please refer to Interests in entities.

On April 28, 2017, triggered by a sale of Philips Lighting shares, we concluded that a loss of control was highly probable due to further sell-downs of shares within one year. From that date Lighting was presented as a discontinued operation.

On November 28, 2017, triggered by an additional sale of Philips Lighting shares, Philips lost control, resulting in the deconsolidation of Philips Lighting. Upon deconsolidation, the Company recognized a gain of EUR 599 million, including a tax benefit of EUR 61 million, which was recorded in Discontinued operations. This gain is the net effect of (i) a cash consideration for shares sold in this transaction (EUR 545 million) (ii) plus the fair value of the retained number of shares (EUR 1,368 million) (iii) less the assets held for sale and the liabilities associated with assets held for sale (EUR 2,513 million net) (iv) plus the carrying amount of Non-controlling interest related to Philips Lighting (EUR 1,481 million) and (v) less the release of balances accumulated in Other comprehensive income, mainly relating to currency translation differences (EUR 282 million).

In determining the EUR 599 million, a gain of EUR 638 million was attributable to measuring the retained interest at its fair value.

In addition, Philips recognized a valuation loss of EUR 104 million related to the retained interest in Philips Lighting subsequent to deconsolidation (see other assets classified as assets held for sale in this paragraph).

The following table, summarizes the results of Lighting included in the Consolidated statements of income as discontinued operations.

Results of Lighting
in millions of EUR
2015-2017
	2015	2016	2017
Sales	7,438	7,094	6,319
Costs and expenses	(7,114)	(6,726)	(5,776)
Result on the deconsolidation of discontinued operations			538
Value adjustment retained interest			(104)
Income before tax	324	368	977
Income tax expense	(77)	(124)	(150)
Income tax on the deconsolidation of discontinued operations			61
US Tax Cuts and Jobs Act			8
Results from discontinued operations	247	244	896

As a result of Lighting being classified as a discontinued operation, the 2015 and 2016 financial statements have been restated. Apart from these changes, consequential restatements were processed in Income from operations, Financial income and expenses, Income taxes, Earnings per share, and Post-employment benefits.

Discontinued operations: Combined Lumileds and Automotive businesses

On June 30, 2017, Philips completed the sale of an 80.1% interest in the combined Lumileds and Automotive businesses to certain funds managed by affiliates of Apollo Global Management, LLC.

The combined businesses of Lumileds and Automotive were reported as discontinued operations as from the end of November 2014.

During 2017, discontinued operations results of the combined businesses of Lumileds and Automotive amounted to a loss of EUR 29 million, which consisted of a loss of EUR 72 million, net of EUR 26 million tax benefit from the sale of the majority stake, operational results of EUR 159 million, net of EUR 25 million tax expense and a tax expense of EUR 107 million as a result of the US Tax Cuts and Jobs Act.

The net of tax loss of EUR 72 million related to the sale mainly comprises of (i) net cash proceeds associated with the sale (EUR 1,067 million), (ii) plus the fair value of the retained investment (EUR 305 million), (iii) plus a tax benefit (EUR 26 million), (iv) less the book value of business-related assets and liabilities (EUR 1,533 million) and (v) plus the release of cumulative translation differences (EUR 63 million). Furthermore, a gain related to the sale of real estate was recognized in Other business income in Q1 2017. In addition, trademark license revenue is recognized in income from continuing operations as of December 2017.

In determining the EUR 72 million, a gain of EUR 13 million was attributable to measuring the retained interest at its fair value.

For details on the retained interest in the combined Lumileds and Automotive businesses we refer to Other financial assets.

The following table summarizes the results of the combined businesses of Lumileds and Automotive in the Consolidated statements of income as discontinued operations.

Philips Group
Results of combined Lumileds and Automotive businesses
in millions of EUR
2015 - 2017
	2015	2016	2017
Sales	1,619	1,711	804
Costs and expenses	(1,320)	(1,376)	(630)
Result on the sale of discontinued operations			(98)
Income before taxes	299	335	76
Income tax expense	(66)	(53)	(25)
Income tax on the sale of discontinued operations			26
US Tax Cuts and Jobs Act			(107)
Results from discontinued operations	233	282	(29)
Discontinued operations: Other

Certain other divestments reported as discontinued operations, resulted in a net loss of EUR 24 million in 2017 (2016: a net gain of EUR 134 million; 2015: a net loss of EUR 1 million).

The main result in 2016 related to the court decision in favor of Philips in an arbitration case against Funai Electric Co., Ltd. Philips started the arbitration after it terminated the agreement to transfer the Audio, Video, Media & Accessories business to Funai following a breach of contract by Funai. As a consequence the court ordered Funai to pay EUR 144 million, which includes disbursements and interest, as compensation for damages. The amount was received in the second quarter of 2016.

Discontinued operations cash flows

The following table presents the net cash flows of operating, investing and financing activities reported in the Consolidated cash flow statements.

Discontinued operations cash flows
in millions of EUR
2015 -2017
	2015	2016	2017
Cash flows from operating activities	761	1,037	350
Cash flows from investing activities	(203)	(112)	856
Cash flows from financing activities	(20)	1,226	(144)
Total discontinued operations cash flows	537	2,151	1,063

In 2017, cash flows from operating activities reflect the period prior to the divestment of the combined Lumileds and Automotive business (six months of cash flows) and prior to the deconsolidation of Lighting (eleven months of cash flows). In 2017, cash flows from investing activities includes the net cash outflow related to the deconsolidation of Philips Lighting of EUR 175 million, consisting of EUR 545 million proceeds from the sale of shares on November 28, 2017, offset by the deconsolidation of EUR 720 million of cash and cash equivalents, and proceeds of EUR 1,067 million received from the sale of the combined Lumileds and Automotive businesses.

In 2016, cash flows from investing activities includes EUR 144 million cash inflow related to the Funai arbitration and cash flows from financing activities includes new funding of EUR 1.2 billion attracted by Philips Lighting.

Assets classified as held for sale

As of December 31, 2017, assets held for sale consisted of the retained interest in Philips Lighting for an amount of EUR 1,264 million, property, plant and equipment for an amount of EUR 40 million, and assets and liabilities directly associated with assets held for sale businesses of EUR 44 million.

Philips will sell down its retained interest in Philips Lighting within one year. Therefore, the current position of 29.01% is a temporary position which fits in our single coordinated plan to sell Philips Lighting in its entirety. Consequently any results related to the retained interest - such as value adjustments, results upon disposal and dividends - will be reflected in discontinued operation.

The valuation basis for the retained interest in Philips Lighting shares is the lower of the carrying value as per November 28, 2017 (based on the closing share price of EUR 32.975) or the value based on the stock price, less cost to sell, at reporting date. Based on the share price of Philips Lighting as of December 31, 2017 of EUR 30.60 and taking into account expected cost to sell, we recognized a loss in discontinued operations of EUR 104 million.

Note 4Acquisitions and divestments

2017

Philips completed ten acquisitions in 2017. The acquisitions involved an aggregated net cash outflow of EUR 2,333 million. These acquisitions had an aggregated impact on Goodwill and Other intangible assets of EUR 1,548 million and EUR 926 million respectively.

The Spectranetics Corporation (Spectranetics) is the most notable acquisition and is discussed below. The remaining nine acquisitions involved an aggregated net cash outflow of EUR 425 million. Separately, the net cash outflow ranged from EUR 3 million to EUR 117 million. These remaining acquisitions had an aggregated impact on Goodwill and Other intangible assets of EUR 293 million and EUR 252 million respectively.

On August 9, 2017 Philips completed the acquisition of Spectranetics, by acquiring all of the issued and outstanding shares of Spectranetics for USD 38.50 per share, paid in cash at completion. As of the date of acquisition, Spectranetics became a wholly owned subsidiary of Philips and was consolidated within Philips Image-Guided Therapy business as part of the Diagnosis & Treatment businesses segment.

Spectranetics is a US-based global leader in vascular intervention and lead management solutions, present in 11 countries and employs over 900 employees.

The acquisition involved a net cash outflow of EUR 1,908 million. This amount comprised the purchase price of shares (EUR 1,441 million), the settlement of share-based compensation plans (EUR 94 million), the redemption of debt (EUR 378 million) and the settlement of various other items (EUR 48 million). The overall cash position of Spectranetics on the transaction date was EUR 53 million.

Acquisition-related costs of EUR 25 million were recognized in General and administrative expenses.

The condensed opening balance sheet of Spectranetics as of August 9, 2017 was as follows:

Spectranetics
Balance sheet
in millions of EUR
2017
at acquisition date
Goodwill	1,255
Other intangible assets	674
Property, plant and equipment	69
Deferred tax assets	135
Inventories	38
Receivables and other current assets	42
Cash	53
Accounts payable and other payables	(49)
Deferred tax liabilities	(257)
Total assets and liabilities	1,960
Financed by equity	(1,960)

Opening balance positions are subject to final purchase price adjustments, expected to be processed in the first quarter of 2018. Main pending final purchase price adjustments concern Goodwill, Other Intangible assets (Customer relationships, Technology) and Deferred tax liabilities.

Goodwill recognized in the amount of EUR 1,255 million, which at the date of this report is treated as non-deductible for tax purposes, mainly represents the impact of cost synergies. Cost synergies relate to expected lower General and administrative expenses and Selling expenses subsequent to the integration of Spectranetics.

Receivables and other current assets include value adjustments of EUR 3 million, representing the best estimate at the acquisition date of the contractual cash flows not expected to be received.

Other intangible assets were comprised of the following:

Spectranetics
Other intangible assets
in millions of EUR unless otherwise stated
2017
	amount	amortization period in years
Customer relationships	372	20
Technology	297	15
Brand names	5	3
Total other intangible assets	674

The main categories of Other intangible assets (Customer relationships and Technology) are determined using an ‘income approach’, which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows generated by that asset over its remaining useful life.

The fair value of the Customer relationships relates to an estimate of positive cash flows associated with incremental profits related to excess earnings until 2038, discounted at a rate of 10.5%. The fair value of Technology is based on the assumption that certain savings in royalty payments can be achieved until 2032, which are discounted at a rate ranging from 11.5% to 13.0%.

As from August 9, 2017, Spectranetics contributed sales of EUR 114 million and generated a negative net income of EUR 37 million.

Pro-forma disclosure

The following table presents 2017 year-to-date unaudited pro-forma results of Philips, assuming Spectranetics had been consolidated as of January 1, 2017.

Philips Group
Pro-forma Statements of income for Spectranetics acquisition (unaudited)
in millions of EUR
2017
	Philips Group	Pro forma adjustments	Pro-forma Philips Group
Sales	17,780	156	17,936
Net income	1,870	(40)	1,830

Pro-forma information is based on historical Spectranetics and Philips performance. The following main adjustments were made to arrive at pro-forma information:

  exclusion of acquisition-related costs incurred by Spectranetics;
  inclusion of purchase price allocation effects;
  exclusion of stock based compensation costs;
  exclusion of interest costs related to debt;
  inclusion of tax benefits related to operating losses.
Divestments

Apart from the sale of the Combined Lumileds and Automotive businesses and the deconsolidation of Philips Lighting, Philips completed two divestments during 2017 at an aggregate cash consideration of EUR 54 million.

For details regarding the sale of the Combined Lumileds and Automotive businesses and the deconsolidation of Philips Lighting, reference is made to Discontinued operations and assets classified as held for sale.

2016

Acquisitions

Philips completed two acquisitions in 2016, which involved an aggregated net cash outflow of EUR 168 million.

Divestments

Philips completed six divestments during 2016. The six divestments involved an aggregated cash consideration of EUR 43 million.

Note 5Interests in entities

In this section we discuss the nature of the Company’s interests in its consolidated entities and associates, and the effects of those interests on the Company’s financial position and financial performance.

Transactions in Philips Lighting shares

In the course of 2017, Philips completed three separate transactions in Philips Lighting shares which reduced the interest in this company from 71.23% as of December 31, 2016 to 29.01% as of December 31, 2017.

In February and April 2017, the Company sold 48,250,000 shares through two accelerated bookbuild offerings to institutional investors, which resulted in a net cash inflow of EUR 1,060 million. These divestment transactions did not impact the profit and loss account of the Company because subsequent to these transactions Philips Lighting continued to be fully consolidated as it was controlled by Royal Philips. The two offerings had a positive impact on Shareholders’ equity of the Company of EUR 327 million. This amount includes (i) the difference between the proceeds and the carrying value of the shares sold in these transactions (increase of EUR 352 million), (ii) costs related to the accelerated bookbuild offering which were directly recognized in Shareholders’ equity (decrease of EUR 6 million) and (iii) certain reallocations of currency translation adjustments to Non-controlling interests (decrease of EUR 19 million).

On November 28, 2017, the Company sold 17,100,000 shares through an accelerated bookbuild offering to institutional investors. This transaction triggered a loss of control by the Company, resulting in a deconsolidation of Philips Lighting. Upon deconsolidation of Philips Lighting, the Company recognized a gain of EUR 599 million before tax, which was recorded in Discontinued operations. For further details regarding this result, reference is made to Discontinued operations and assets classified as held for sale.

Group companies

Set out below is a list of material subsidiaries as per December 31, 2017 representing greater than 5% of either the consolidated group Sales, Income from operations or Net income (before any intra-group eliminations) of Group legal entities. All of the entities are fully consolidated in the group accounts of the Company.

Philips Group
Interests in group companies
in alphabetical order
2017
Legal entity name	Principal country of business
370 West Trimble Road LLC	United States
Metaaldraadlampenfabriek “Volt” B.V.	Netherlands
Philips (China) Investment Company, Ltd.	China
Philips Consumer Lifestyle B.V.	Netherlands
Philips Domestic Appliances and Personal Care Company of Zhuhai SEZ, Ltd.	China
Philips Electronics Hong Kong Limited	Hong Kong
Philips Electronics Nederland B.V.	Netherlands
Philips Electronics UK Limited	United Kingdom
Philips GmbH	Germany
Philips Japan, Ltd.	Japan
Philips Medical Systems Nederland B.V.	Netherlands
Philips Medizin Systeme Hofheim-Wallau GmbH	Germany
Philips North America LLC	United States
Philips Oral Healthcare, LLC	United States
Philips Ultrasound, Inc.	United States
Respironics, Inc.	United States
RI Finance, Inc.	United States
RIC Investments, LLC	United States

Information related to Non-controlling interests

As of December 31, 2017, four consolidated subsidiaries are not wholly owned by Philips (December 31, 2016: five). Until November 28, 2017, a significant subsidiary that was consolidated but not wholly owned was Philips Lighting. Due to the deconsolidation of Philips Lighting, the Non-controlling interest related to this company was derecognized.

The following is unaudited summarized financial information extracted from Philips Lighting’s consolidated statements of income for 2016 and 2017.

Philips Group
Summarized financial information for Philips Lighting (unaudited)
in millions of EUR
	2016	2017
	Philips Lighting	Philips Lighting
Sales to thirds	7,115	6,965
Net income	185	281

Investments in associates

Philips has investments in a number of associates. None of them (except Philips Lighting) are regarded as individually material. The interest in Philips Lighting is treated as an asset classified as held for sale. For further details on the accounting treatment, we refer to Discontinued operations and assets classified as held for sale.

The summarized financial information of Philips Lighting, not adjusted for the percentage of ownership held by Philips, is presented below and is based on the unaudited published financial results for the full year on February 2, 2018.

Summarized income statement of Philips Lighting (unaudited)
in millions of EUR
2017
Sales to thirds	6,965

Income before taxes	441
Net financial income/expense	(43)
Income taxes	(117)
Net income	281

Summarized net asset value of Philips Lighting (unaudited)
in millions of EUR
2017
Current assets	3,372
Non-current assets	3,306
Total assets	6,678
Current liabilities	(2,216)
Non-current liabilities	(2,140)
Net assets value	2,321

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

The Company concluded that it does not control, and therefore should not consolidate the PMC entities. In the United States, PMC operates as a subsidiary of De Lage Landen Financial Services, Inc. The same structure and treatment is applied to the PMC entities in the other countries, with other majority shareholders. Operating agreements are in place for all PMC entities, whereby acceptance of sales and financing transactions resides with the respective majority shareholder. After acceptance of a transaction by PMC, Philips transfers significant risk and rewards and does not retain any obligations towards PMC or its customers, from the sales contracts.

At December 31, 2017, Philips’ stake in Philips Medical Capital, LLC amounted to EUR 29 million (December 31, 2016: EUR 25 million).

Note 6Income from operations

For information related to Sales on a segment and geographical basis, see Information by segment and main country.

Philips Group
Sales and costs by nature
in millions of EUR
2015 - 2017
	2015	2016	2017
Sales	16,806	17,422	17,780
Costs of materials used	(5,188)	(5,030)	(4,918)
Employee benefit expenses	(5,638)	(5,298)	(5,824)
Depreciation and amortization	(972)	(976)	(1,025)
Shipping and handling	(547)	(545)	(602)
Advertising and promotion	(862)	(915)	(939)
Lease expense, net [1] )	(250)	(223)	(227)
Other operational costs [2] )	(2,751)	(2,963)	(2,804)
Other business income (expenses)	60	(6)	76
Income from operations	658	1,464	1,517
1)Lease expense includes EUR 38 million (2016: EUR 30 million, 2015: EUR 33 million) of other costs, such as fuel and electricity, and taxes to be paid and reimbursed to the lessor
2)Other operational costs contain items which are dissimilar in nature and individually insignificant in amount to disclose separately. These costs contain among others expenses for outsourcing services, mainly in IT and HR, 3 rd) party workers, consultants, warranty, patents, costs for travelling, external legal services and EUR 90 million government grants recognized in 2017 (2016: EUR 79 million, 2015: EUR 58 million). The grants mainly relate to research and development activities and business development

Sales composition

Philips Group
Sales composition
in millions of EUR
2015 - 2017
	2015	2016	2017
Goods [1] )	13,175	13,568	13,974
Services [1] )	3,215	3,478	3,477
Royalties	416	375	329
Sales	16,806	17,422	17,780
1)Prior period amounts have been revised to adjust the presentation of revenue related to certain software solutions as well as discounts related to services rendered in 2016. The amount of EUR 403 million was reclassified from Goods to Services in 2016 (EUR 178 million in 2015). These adjustments did not affect the primary Consolidated financial statements of any of the prior years.

Costs of materials used

Cost of materials used represents the inventory recognized in cost of sales.

Employee benefit expenses

Philips Group
Employee benefit expenses
in millions of EUR
2015 - 2017
	2015	2016	2017
Salaries and wages [1] )	4,342	4,422	4,856
Post-employment benefits costs	705	279	347
Other social security and similar charges:
Required by law	480	489	514
Voluntary	110	108	108
Employee benefit expenses	5,638	5,298	5,824
1)Salaries and wages includes EUR 122 million (2016: EUR 95 million, 2015 EUR 82 million) of share-based compensation expenses.

The employee benefit expenses relate to employees who are working on the payroll of Philips, both with permanent and temporary contracts.

For further information on post-employment benefit costs, see Post-employment benefits.

For details on the remuneration of the members of the Board of Management and the Supervisory Board, see Information on remuneration.

Employees

The average number of employees by category is summarized as follows:

Philips Group
Employees
in FTEs
2015 - 2017
	2015	2016	2017
Production	26,524	27,899	27,697
Research and development	8,242	9,087	9,787
Other	23,216	24,565	26,314
Employees	57,982	61,552	63,798
3rd party workers	7,900	8,050	8,098
Continuing operations	65,882	69,602	71,895
Discontinued operations	48,330	43,971	43,497
Philips Group	114,211	113,572	115,392

Employees consist of those persons working on the payroll of Philips and whose costs are reflected in the Employee benefit expenses table. 3 rd party workers consist of personnel hired on a per-period basis, via external companies.

Philips Group
Employees per geographical location
in FTEs
2015 - 2017
	2015	2016	2017
Netherlands	7,589	11,199	11,308
Other countries	58,292	58,403	60,587
Continuing operations	65,882	69,602	71,895
Discontinued operations	48,330	43,971	43,497
Philips Group	114,211	113,572	115,392

Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets, including impairments, are as follows:

Philips Group
Depreciation and amortization 1 )
in millions of EUR
2015 - 2017
	2015	2016	2017
Depreciation of property, plant and equipment	422	458	437
Amortization of software	35	49	50
Amortization of other intangible assets	273	244	260
Amortization of development costs	242	225	277
Depreciation and amortization	972	976	1,025
1)Includes impairments

Depreciation of property, plant and equipment is primarily included in cost of sales. Amortization of the categories of other intangible assets are reported in selling expenses for brand names and customer relationships and are reported in cost of sales for technology based and other intangible assets. Amortization of development cost is included in research and development expenses.

Shipping and handling

Shipping and handling costs are included in cost of sales and selling expenses in Consolidated statements of income. Further information on when costs are to be reported to cost of sales or selling expenses can be found in Significant accounting policies.

Advertising and promotion

Advertising and promotion costs are included in selling expenses in Consolidated statements of income.

Audit fees

The table below shows the fees attributable to the fiscal years 2015, 2016 and 2017 for services rendered by the respective Group auditors.

Philips Group
Fees
in millions of EUR
	2015	2016	2017
Audit fees	15.3	18.4	16.7
consolidated financial statements	9.8	13.4	12.5
statutory financial statements	5.5	5.0	4.2
Audit-related fees	4.9	2.3	1.5
acquisitions and divestments	3.6	0.9	0.0
sustainability assurance	0.6	0.7	0.7
other	0.7	0.7	0.8
Tax fees	1.1	0.0	0.0
tax compliance services	1.1	0.0	0.0
Other fees	0.0	0.0	0.0
other	0.0	0.0	0.0
Fees [1] )	21.3	20.7	18.3
1)Fees charged by the Dutch organization of the Philips Group auditor were EUR 9.2 million in 2017

Other business income (expenses)

Other business income (expenses) consists of the following:

Philips Group
Other business income (expenses)
in millions of EUR
2015 - 2017
	2015	2016	2017
Result on disposal of businesses:
income	1	1	15
expense	(2)	(4)	(5)
Result on disposal of fixed assets:
income	44	4	96
expense	(1)	(1)	(1)
Result on other remaining business:
income	44	13	41
expense	(27)	(17)	(62)
Impairment of goodwill [1] )		(1)	(9)
Other business income (expenses)	60	(6)	76
Total other business income	89	17	152
Total other business expense	(30)	(23)	(76)
1)Further information on goodwill movement can be found in Goodwill

The result on disposal of businesses was mainly due to divestment of non-strategic businesses.

The result on disposal of fixed assets was mainly due to sale of real estate assets. In 2017 income on disposal of fixed assets amounted to EUR 96 million of which EUR 59 million relates to a disposal of real estate in the US.

The result on other remaining businesses mainly relates to non-core revenue and various legal matters.

Note 7Financial income and expenses

Philips Group
Financial income and expenses
in millions of EUR
2015 - 2017
	2015	2016	2017
Interest income	44	43	40
Interest income from loans and receivables	18	15	12
Interest income from cash and cash equivalents	26	28	28
Dividend income from available for sale financial assets	6	4	64
Net gains from disposal of financial assets	20	3	1
Net change in fair value of financial assets at fair value through profit or loss	4		7
Other financial income	20	15	14
Financial income	94	65	126
Interest expense	(344)	(342)	(222)
Interest on debt and borrowings	(267)	(288)	(177)
Finance charges under finance lease contract	(6)	(7)	(8)
Interest expenses - pensions	(70)	(48)	(37)
Provision-related accretion and interest	(31)	44	(22)
Net foreign exchange losses	(10)	(1)	(2)
Impairment loss of financial assets	(46)	(24)	(2)
Net change in fair value of financial assets at fair value through profit or loss		(4)
Other financial expenses	(23)	(180)	(15)
Financial expense	(453)	(507)	(263)
Financial income and expenses	(359)	(442)	(137)

Net financial income and expense showed a EUR 137 million expense in 2017, which was EUR 305 million lower than in 2016. Net interest expense in 2017 was EUR 117 million lower than in 2016, mainly due to lower interest expenses on net debt following the bond redemptions in October 2016 and January 2017. Higher dividend income was mainly related to the retained interest in the combined businesses of Lumileds and Automotive.

Net interest expense in 2016 was EUR 2 million lower than in 2015. The impairment charges in 2016 amounted to EUR 24 million mainly due to Corindus Vascular Robotics. Lower provision-related accretion and interest in 2016 is primarily due to the release of accrued interest as a result of the settlement of the Masimo litigation. Other financial expenses included financial charges related to the early redemption of USD bonds in October 2016 and January 2017 of EUR 91 million and EUR 62 million respectively.

Net financial income and expense showed a EUR 359 million expense in 2015. Total financial income of EUR 94 million included EUR 44 million of interest income.

Note 8Income taxes

The income tax expense of continuing operations amounted to EUR 349 million (2016: EUR 203 million, 2015: EUR 169 million).

The components of income before taxes and income tax expense are as follows:

Philips Group
Income tax expense
in millions of EUR
2015 - 2017
	2015	2016	2017
Netherlands	93	137	929
Foreign	206	886	451
Income before taxes of continuing operations [1] )	299	1,023	1,381
Netherlands:
Current tax (expense) benefit	47	10	(15)
Deferred tax (expense) benefit	6	(95)	(150)
Total tax (expense) benefit of continuing operations (Netherlands)	53	(85)	(165)
Foreign:
Current tax (expense) benefit	(157)	(155)	(258)
Deferred tax (expense) benefit	(65)	37	73
Total tax (expense) benefit of continuing operations (foreign)	(222)	(118)	(184)
Income tax expense of continuing operations	(169)	(203)	(349)
1)Income before tax excludes the result of investments in associates.

Income tax expense of continuing operations excludes the tax expense of the discontinued operations of EUR 182 million (2016: EUR 181 million, 2015: EUR 144 million), further detailed in section Discontinued operations and assets classified as held for sale.

The components of income tax expense of continuing operations are as follows:

Philips Group
Current income tax expense
in millions of EUR
2015 - 2017
	2015	2016	2017
Current year tax (expense) benefit	(121)	(165)	(275)
Prior year tax (expense) benefit	11	20	3
Current tax (expense)	(110)	(145)	(272)
Philips Group
Deferred income tax expense
in millions of EUR
2015 - 2017
	2015	2016	2017
Recognition of previously unrecognized tax loss and credit carryforwards	4	19	32
(Unrecognized) tax loss and credit carryforwards [1] )	(9)	(56)	(9)
(Unrecognized) recognition of temporary differences [1] )	(35)	31	35
Prior year tax	(6)	(1)	6
Tax rate changes	(19)	5	(72)
Origination and reversal of temporary differences, tax losses and tax credits	6	(56)	(69)
Deferred tax (expense) benefit	(59)	(58)	(77)
1)Unrecognized tax loss and credit carryforwards and temporary differences are expenses, which offset the corresponding tax benefits in Origination and reversal of temporary differences, tax losses and tax credits

Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rates varies up to 40.0%, which results in a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25.0% (2016: 25.0%; 2015: 25.0%).

A reconciliation of the weighted average statutory income tax rate to the effective income tax rate of continuing operations is as follows:

Philips Group
Effective income tax rate
in %
2015 - 2017
	2015	2016	2017
Weighted average statutory income tax rate in %	43.6	23.3	24.5
Recognition of previously unrecognized tax loss and credit carryforwards	(1.4)	(1.9)	(2.3)
Unrecognized tax loss and credit carryforwards	2.9	5.5	0.6
Unrecognized (recognition of) temporary differences	11.4	(3.1)	(2.6)
Non-taxable income and tax incentives	(35.5)	(8.2)	(9.8)
Non-deductible expense	33.8	9.3	6.4
Withholding and other taxes	8.3	1.2	4.0
Tax rate changes	5.9	(0.5)	5.2
Prior year tax	1.0	(1.8)	(0.6)
Tax expense (benefit) due to other tax liabilities	(12.7)	(2.6)	(1.7)
Others, net	(1.0)	(1.3)	1.5
Effective income tax rate	56.4	19.9	25.3

The effective income tax rate was higher than the weighted average statutory income tax rate in 2017, largely due to a tax charge recorded for the re-measurement of Philips’ US deferred tax assets as a result of the enactment of the US Tax Cuts and Jobs Act in December 2017. This effect was partly offset by tax benefits from the recognition of deferred tax assets which were previously unrecognized.

Deferred tax assets and liabilities

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

Net deferred tax assets relate to the following underlying assets and liabilities and tax loss carryforwards (including tax credit carryforwards) and their movements during the years 2017 and 2016 respectively are presented in the tables below.

The net deferred tax assets of EUR 1,565 million (2016: EUR 2,692 million) consist of deferred tax assets of EUR 1,598 million (2016: EUR 2,758 million) and deferred tax liabilities of EUR 33 million (2016: EUR 66 million). The decrease in the net deferred tax assets by EUR 1,127 million is predominantly attributable to the deconsolidation of Philips Lighting (EUR 437 million) the tax rate change in the US (EUR 200 million), acquisitions (EUR 186 million) and the impact of foreign currency translation (EUR 177 million).

The tax rate change as a result of the enactment of the US Tax Cuts and Jobs Act in December 2017 resulted in EUR 200 million decrease of deferred tax assets, of which EUR 171 million is recognized as a tax expense in net income and EUR 29 million in equity. Of the total expense, EUR 99 million is presented within net income from Discontinued operations following the Company’s policy to present and recognize re-measurements of deferred taxes as a result of tax rate changes based on the origin of the deferred tax (backwards tracing). As the originating tax result was based on the Lumileds and Lighting discontinued operations, the impact of the tax rate change is also recognized in Discontinued operations. The impact of the tax rate change relating to discontinued operations and equity, acquisitions and foreign currency translation are presented as ‘Other’ in the table below.

Of the total deferred tax assets of EUR 1,598 million at December 31, 2017 (2016: EUR 2,758 million), EUR 161 million (2016: EUR 2,054 million) is recognized in respect of entities in various countries where there have been tax losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize these deferred tax assets.

At December 31, 2017 the temporary differences associated with investments, including potential income tax consequences on dividends, for which no deferred tax liabilities are recognized, aggregate to EUR 290 million (2016: EUR 685 million).

Philips Group
Deferred tax assets and liabilities
in millions of EUR
2017
	Balance as of January 1, 2017	recognized in income statement	Transfer to assets held for sale	other [1] )	Balance as of December 31, 2017	Assets	Liabilities
Intangible assets	(676)	549	(28)	(228)	(383)	423	(806)
Property, plant and equipment	10	15		(2)	23	39	(16)
Inventories	347	(34)	(52)	(29)	231	235	(4)
Other assets	138	7	(82)	12	74	96	(22)
Pension and other employee benefits	597	(126)	(149)	(57)	265	265	-
Other liabilities	989	(288)	(8)	(158)	536	596	(61)
Deferred tax assets on tax loss carryforwards	1,288	(201)	(125)	(144)	819	819	-
Set-off deferred tax positions				-		(876)	876
Net deferred tax assets	2,692	(77)	(444)	(606)	1,565	1,598	(33)
1) Other includes the movements of assets and liabilities recognized in OCI, which includes foreign currency translation differences and acquisitions, as well as the effects of US Tax Cuts and Jobs Act.
Philips Group
Deferred tax assets and liabilities
in millions of EUR
2016
	Balance as of January 1, 2016	recognized in income statement	other [1] )	Balance as of December 31, 2016	Assets	Liabilities
Intangible assets	(1,089)	450	(36)	(676)	542	(1,218)
Property, plant and equipment	19	1	(10)	10	64	(54)
Inventories	312	24	11	347	353	(6)
Other assets	68	32	37	138	161	(23)
Pensions and other employee benefits	707	(138)	27	597	598	(1)
Other liabilities	981	(32)	40	989	1,107	(118)
Deferred tax assets on tax loss carryforwards	1,562	(368)	93	1,288	1,288	-
Set-off deferred tax positions					(1,355)	1,355
Net deferred tax assets	2,560	(30)	162	2,692	2,758	(66)
1) Other includes the movements of assets and liabilities recognized in OCI, which includes foreign currency translation differences, and acquisitions and divestments.

The company has available tax loss and credit carryforwards, which expire as follows:

Philips Group
Expiry years of net operating loss and credit carryforwards
in millions of EUR
Total	Total Balance as of December 31, 2016	Unrecognized balance as of December 31, 2016	Total Balance as of December 31, 2017	Unrecognized balance as of December 31, 2017
2017	14	-	-	-
2018	4	3	3	3
2019	58	10	5	2
2020	137	21	15	6
2021	37	3	14	2
2022	-	-	1,843	1,809
Later than 2021, respectively 2022	3,503	14	2,134	410
Unlimited	2,077	1,118	1,812	1,118
Total	5,830	1,170	5,827	3,351

At December 31, 2017, the amount of deductible temporary differences for which no deferred tax asset has been recognized in the balance sheet was EUR 42 million (2016: EUR 868 million)

Tax risks

Philips is exposed to tax risks. With regard to these tax risks a liability is recognized if, as a result of a past event, Philips has an obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. These uncertain positions are presented as Other tax liabilities in Other liabilities and include, among others, the following:

US Tax Cuts and Jobs Act

Philips assessed the impact of the material aspects of the US Tax Cuts and Jobs Act on its current and deferred tax assets and liabilities. These reported amounts may be subject to estimation uncertainty and measurement adjustments may need to be made in subsequent reporting periods as Philips will get more accurate information on the impact of the Act and the modalities of its application. The main uncertainties relate to the availability of net interest expense carryforwards and the amount of tax earnings and profits subject to tax under the mandatory deemed repatriation provisions.

Transfer pricing risks

Philips has issued transfer pricing directives, which are in accordance with international guidelines such as those of the Organization of Economic Co-operation and Development. In order to reduce the transfer pricing uncertainties, monitoring procedures are carried out by Group Tax to safeguard the correct implementation of the transfer pricing directives.

Tax risks on general and specific service agreements and licensing agreements

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

Tax risks due to disentanglements and acquisitions

When a subsidiary of Philips is disentangled, or a new company is acquired, tax risks may arise. Philips creates merger and acquisition (M&A) teams for these disentanglements or acquisitions. In addition to representatives from the involved business, these teams consist of specialists from various group functions and are formed, among other things, to identify tax risks and to reduce potential tax claims related to disentangled entities. Examples of tax risks are: applicability of participation exemptions, cost allocation issues, and issues related to (non-)deductibility.

Tax risks due to permanent establishments

A permanent establishment may arise when operations in a country involve a Philips organization in another country, there is a risk that tax claims will arise in the former country as well as in the latter country; potentially leading to double taxation.

Note 9Earnings per share

Philips Group
Earnings per share
in millions of EUR unless otherwise stated 1 )
2015 - 2017
	2015		2016		2017
Income from continuing operations		160		831		1,028
Income (loss) attributable to non-controlling interest		14		43		214
Income from continuing operations attributable to shareholders		146		788		814
Income from Discontinued operations		479		660		843
Net income attributable to shareholders		624		1,448		1,657

Weighted average number of common shares outstanding (after deduction of treasury shares) during the year		916,086,943		918,015,863		928,797,650
Plus incremental shares from assumed conversions of:
Options	3,565,682		2,456,616		3,161,267
Performance shares	2,479,923		6,985,509		10,757,785
Restricted share rights	1,491,960		1,331,163		2,008,162
Forward contracts					407,193
Dilutive potential common shares		7,537,565		10,773,289		16,334,406
Diluted weighted average number of shares (after deduction of treasury shares) during the year		923,624,508		928,789,152		945,132,056

Basic earnings per common share in EUR [2] )
Income from continuing operations		0.17		0.90		1.11
Income from Discontinued operations		0.52		0.72		0.91
Income from continuing operations attributable to shareholders		0.16		0.86		0.88
Net income attributable to shareholders		0.68		1.58		1.78

Diluted earnings per common share in EUR [2] , [3] )
Income from continuing operations		0.17		0.89		1.09
Income from Discontinued operations		0.52		0.71		0.89
Income from continuing operations attributable to shareholders		0.16		0.85		0.86
Net income attributable to shareholders		0.68		1.56		1.75

Dividend distributed per common share in euros		0.80		0.80		0.80
1)Shareholders in this table refer to shareholders of Koninklijke Philips N.V.
2)In 2017, 2016 and 2015, respectively 0 million, 9 million and 12 million securities that could potentially dilute basic EPS were not included in the computation of dilutive EPS because the effect would have been antidilutive for the periods presented
3)The dilutive potential common shares are not taken into account in the periods for which there is a loss, as the effect would be antidilutive

Note 10Property, plant and equipment

Philips Group
Property, plant and equipment
in millions of EUR
2017
	land and buildings	machinery and installations	other equipment	prepayments and construction in progress	total
Balance as of January 1, 2017:
Cost	1,766	3,222	1,897	179	7,064
Accumulated depreciation	(912)	(2,546)	(1,451)		(4,909)
Book value	854	676	446	179	2,155
Change in book value:
Capital expenditures	17	128	86	320	551
Assets available for use	63	117	129	(309)	-
Acquisitions	-	71	3		74
Depreciation	(60)	(205)	(169)		(434)
Impairments	(1)	(32)	(11)	-	(44)
Reclassifications	39	(47)	9	3	4
Transfer (to) from assets classified as held for sale	(284)	(186)	(82)	(44)	(596)
Translation differences and other	(44)	(32)	(35)	(9)	(120)
Total changes	(270)	(185)	(70)	(39)	(564)
Balance as of December 31, 2017:
Cost	1,111	1,708	1,449	140	4,408
Accumulated depreciation	(527)	(1,217)	(1,074)		(2,818)
Book value	584	491	376	140	1,591
Philips Group
Property, plant and equipment
in millions of EUR
2016
	land and buildings	machinery and installations	other equipment	prepayments and construction in progress	total
Balance as of January 1, 2016:
Cost	1,864	3,260	1,873	220	7,217
Accumulated depreciation	(951)	(2,525)	(1,419)		(4,895)
Book value	913	735	454	220	2,322
Change in book value:
Capital expenditures	14	142	101	318	575
Assets available for use	112	108	137	(357)
Depreciation	(80)	(257)	(191)		(528)
Impairments	(25)	(40)	(13)	-	(78)
Transfer (to) from assets classified as held for sale	(92)	(4)	(2)	(2)	(100)
Translation differences and other	12	(8)	(40)	-	(36)
Total changes	(59)	(59)	(8)	(41)	(167)
Balance as of December 31, 2016:
Cost	1,766	3,222	1,897	179	7,064
Accumulated depreciation	(912)	(2,546)	(1,451)		(4,909)
Book value	854	676	446	179	2,155

Land with a book value of EUR 50 million at December 31, 2017 (2016: EUR 73 million) is not depreciated. Property, plant and equipment includes financial lease assets with a book value of EUR 281 million at December 31, 2017 (2016: EUR 271 million).

The expected useful lives of property, plant and equipment are as follows:

Philips Group
Useful lives of property, plant and equipment
in years

Buildings	from 5 to 50 years
Machinery and installations	from 3 to 20 years
Other equipment	from 1 to 10 years

The operating lease obligations are mainly related to the rental of buildings. A number of these leases originate from sale-and-leaseback arrangements. Operating lease payments under sale-and-leaseback arrangements for 2017 totaled EUR 31 million (2016: EUR 32 million).

The remaining minimum payments under sale-and-leaseback arrangements included in operating lease obligations above are as follows:

Philips Group
Operating lease - minimum payments under sale-and-leaseback arrangements
in millions of EUR
2017
2018	31
2019	30
2020	24
2021	23
2022	20
Thereafter	91

Note 11Goodwill

The changes in 2016 and 2017 were as follows:

Philips Group
Goodwill
in millions of EUR
2016 - 2017
	2016	2017
Balance as of January 1:
Cost	10,704	11,151
Impairments	(2,181)	(2,253)
Book value	8,523	8,898
Changes in book value:
Acquisitions	140	1,548
Divestments and transfers to assets classified as held for sale	(13)	(1,878)
Translation differences and other	248	(836)
Balance as of December 31:
Cost	11,151	9,074
Impairments	(2,253)	(1,343)
Book value	8,898	7,731

In 2017, the movement of goodwill for the amount of EUR 1,548 million relates to Spectranetics for an amount of EUR 1,255 million and other acquisitions for an amount of EUR 293 million. Information on the divestment of Lighting can be found in Discontinued operations and assets classified as held for sale. The decrease of EUR 836 million is mainly due to translation differences which impacted the goodwill denominated in USD.

In 2016, goodwill increased by EUR 140 million mainly due to the acquisition of Wellcentive and PathXL. The increase of EUR 248 million is mainly due to translation differences which impacted the goodwill denominated in USD.

For impairment testing, goodwill is allocated to (groups of) cash-generating units (typically one level below segment level), which represent the lowest level at which the goodwill is monitored internally for management purposes.

Goodwill allocated to the cash-generating units Image-Guided Therapy, Patient Care & Monitoring Solutions and Sleep & Respiratory Care is considered to be significant in comparison to the total book value of goodwill for the Group at December 31, 2017. In 2016 the cash-generating unit Professional was considered to be significant in comparison to the total book value of goodwill for the Group, but this is no longer included in goodwill as at December 31, 2017 due to the divestment of Lighting. The amounts associated as of December 31, 2017, are presented below:

Philips Group
Goodwill allocated to the cash-generating units
in millions of EUR
2016 - 2017
	2016	2017
Image-Guided Therapy	1,106	2,242
Patient Care & Monitoring Solutions	1,506	1,349
Sleep & Respiratory Care	1,958	1,819
Professional	1,671
Other (units carrying a non-significant goodwill balance)	2,657	2,321
Book value	8,898	7,731

The basis of the recoverable amount used in the annual impairment tests for the units disclosed in this note is the value in use. In the annual impairment test performed in the fourth quarter of 2017, the estimated recoverable amounts of the cash-generating units tested approximated or exceeded the carrying value of the units, therefore no impairment loss was recognized.

Key assumptions - general

Key assumptions used in the impairment tests for the units were sales growth rates, EBITA and the rates used for discounting the projected cash flows. These cash flow projections were determined using the Royal Philips managements’ internal forecasts that cover an initial period from 2018 to 2020. Projections were extrapolated with stable or declining growth rates for a period of 5 years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and EBITA used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. EBITA in all units mentioned in this note is expected to increase over the projection period as a result of volume growth and cost efficiencies.

Key assumptions and sensitivity analysis relating to cash-generating units to which a significant amount of goodwill is allocated

Cash flow projections of Image-Guided Therapy, Patient Care & Monitoring Solutions and Sleep & Respiratory Care are based on the key assumptions included in the table below, which were used in the annual impairment test performed in the fourth quarter:

Philips Group
Key assumptions
in %
2017
	compound sales growth rate [1] )
	initial forecast period	extra-polation period [2] )	used to calculate terminal value [3] )	pre-tax discount rates
Image-Guided Therapy	5.3	4.0	2.3	10.9
Patient Care & Monitoring Solutions	3.8	4.8	2.3	12.3
Sleep & Respiratory Care	7.2	5.6	2.3	12.1
1) Compound sales growth rate is the annualized steady growth rate over the forecast period
2) Also referred to later in the text as compound long-term sales growth rate
3) The historical long-term growth rate is only applied to the first year after the 5 year extrapolation period, after which no further growth is assumed for the terminal value calculation

The assumptions used for the 2016 cash flow projections were as follows:

Philips Group
Key assumptions
in %
2016
	compound sales growth rate [1] )
	initial forecast period	extra-polation period [2] )	used to calculate terminal value [3] )	pre-tax discount rates
Image-Guided Therapy	7.1	5.6	2.7	12.1
Patient Care & Monitoring Solutions	6.4	4.6	2.7	14.3
Sleep & Respiratory Care	6.8	4.6	2.7	12.6
Professional	5.0	4.3	2.7	13.9
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

Additional information relating to cash-generating units to which a non-significant amount relative to the total goodwill is allocated

In addition to the significant goodwill recorded at the units mentioned above, Home Monitoring, Population Health Management and Healthcare Informatics are sensitive to fluctuations in the assumptions as set out above.

Based on the most recent impairment test of the cash-generating unit Home Monitoring, it was noted that an increase of 90 points in the pre-tax discount rate, a 140 basis points decline in the compound long-term sales growth rate or a 12% decrease in terminal value would, individually, cause its recoverable amount to fall to the level of its carrying value. The goodwill allocated to Home Monitoring at December 31, 2017 amounts to EUR 32 million.

Based on the annual impairment test of the cash-generating unit Population Health Management, it was noted that an increase of 120 points in the pre-tax discount rate, a 400 basis points decline in the compound long-term sales growth rate or a 24% decrease in terminal value would, individually, cause its recoverable amount to fall to the level of its carrying value. The goodwill allocated to Population Health Management at December 31, 2017 amounts to EUR 187 million.

Also based on the annual impairment test of the cash-generating unit Healthcare Informatics, it was noted that an increase of 70 points in the pre-tax discount rate, a 150 basis points decline in the compound long-term sales growth rate or a 11% decrease in terminal value would, individually, cause its recoverable amount to fall to the level of its carrying value. The goodwill allocated to Healthcare Informatics at December 31, 2017 amounts to EUR 174 million.

Note 12Intangible assets excluding goodwill

The changes were as follows:

Philips Group
Intangible assets excluding goodwill
in millions of EUR
2017
	brand names	customer relationships	technology	product development	product development construction in progress	software	other	total
Balance as of January 1, 2017:
Cost	1,088	3,429	2,074	1,899	578	580	134	9,782
Amortization/ impairments	(633)	(2,188)	(1,491)	(1,362)	(36)	(421)	(99)	(6,230)
Book value	455	1,241	583	537	542	159	34	3,552
Changes in book value:
Additions		-	23		338	86	3	450
Acquisitions	7	431	470			2	16	926
Amortization	(40)	(142)	(100)	(213)	-	(52)	(3)	(550)
Impairments			(12)	(43)	(27)	(1)		(83)
Assets available for use				363	(363)
Divestments and transfers to assets classified as held for sale	(120)	(438)	(103)	(23)	(11)	(19)	(6)	(721)
Translations differences	(24)	(89)	(37)	(35)	(43)	(1)	(23)	(252)
Total changes	(178)	(238)	241	49	(106)	15	(13)	(230)
Balance as of December 31, 2017:
Cost	670	2,342	1,985	1,848	487	605	105	8,042
Amortization/ impairments	(392)	(1,338)	(1,161)	(1,262)	(51)	(431)	(84)	(4,720)
Book value	278	1,004	824	586	436	174	21	3,322
Philips Group
Intangible assets excluding goodwill
in millions of EUR
2016
	brand names	customer relationships	technology	product development	product development construction in progress	software	other	total
Balance as of January 1, 2016:
Cost	1,102	3,324	1,977	1,668	522	522	135	9,251
Amortization/ impairments	(582)	(1,925)	(1,373)	(1,167)	(31)	(367)	(112)	(5,558)
Book value	520	1,399	604	501	491	155	24	3,693
Changes in book value:
Additions			41		318	56	5	420
Acquisitions	1	7	21				8	37
Amortization	(50)	(201)	(98)	(229)		(55)	(2)	(635)
Impairments			(1)	(20)	(4)	(2)	-	(27)
Assets available for use				270	(270)
Translations differences	(15)	36	15	15	7	5	1	64
Total changes	(65)	(157)	(21)	36	51	4	11	(141)
Balance as of December 31, 2016:
Cost	1,088	3,429	2,074	1,899	578	580	134	9,782
Amortization/ impairments	(633)	(2,188)	(1,491)	(1,362)	(36)	(421)	(99)	(6,230)
Book value	455	1,241	583	537	542	159	34	3,552

The additions for 2017 contain internally generated assets of EUR 77 million (2016: EUR 52 million) for software. The acquisitions through business combinations in 2017 mainly consist of the acquired intangible assets of Spectranetics. For more information, please refer to Acquisitions and divestments.

The amortization of intangible assets is specified in Income from operations.

The estimated amortization expense for other intangible assets for each of the next five years is:

Philips Group
Estimated amortization expense for other intangible assets
in millions of EUR
2018	252
2019	243
2020	218
2021	192
2022	185

The expected useful lives of the intangible assets excluding goodwill are as follows:

Philips Group
Expected useful lives of intangible assets excluding goodwill in years
Brand names	2-20
Customer relationships	2-25
Technology	3-20
Other	1-10
Software	1-10
Product development	3-7

The weighted average expected remaining life of brand names, customer relationships, technology and other intangible assets is 9.6 years as of December 31, 2017 (2016: 7.9 years).

At December 31, 2017 the carrying amount of customer relationships of Sleep & Respiratory Care was EUR 315 million with a remaining amortization period of 6 years (2016: EUR 427 million; 7.2 years). For the intangibles relating to the acquisition of Spectranetics refer to Acquisitions and divestments.

Note 13Other financial assets

The changes during 2017 were as follows:

Philips Group
Other non-current financial assets
in millions of EUR
2017
	available-for-sale financial assets	loans and receivables	held-to-maturity investments	financial assets at fair value through profit or loss	total
Balance as of January 1, 2017	172	134	2	27	335
Changes:
Reclassifications	(1)	2	-	1	2
Acquisitions/additions	368	5	-	-	374
Sales/redemptions	(23)	(8)	-	(3)	(34)
Impairment	(1)	-			(1)
Value adjustments	(46)	-		8	(39)
Translation differences and other	(24)	(20)	(1)	(6)	(50)
Balance as of December 31, 2017	446	114	1	27	587
Philips Group
Other non-current financial assets
in millions of EUR
2016
	available-for-sale financial assets	loans and receivables	held-to-maturity investments	financial assets at fair value through profit or loss	total
Balance as of January 1, 2016	232	222	2	33	489
Changes:
Reclassifications	(56)	(100)		-	(156)
Acquisitions/additions	44	26	-	3	73
Sales/redemptions	(3)	(22)		(1)	(26)
Impairment	(27)	-	-		(27)
Value adjustments	(19)	(2)		(8)	(29)
Translation differences and other	1	10	-	-	11
Balance as of December 31, 2016	172	134	2	27	335
Available-for-sale financial assets

The Company’s investments in available-for-sale financial assets mainly consist of investments in common shares of companies in various industries. In 2017, the main movements in available-for-sale financial assets can be explained by transactions following the divestment of the combined Lumileds and Automotive businesses as further described in Discontinued operations and assets classified as held for sale.

The Company sold the majority stake in the combined Lumileds and Automotive businesses on June 30, 2017. The retained investment in Luminescence Coöperatief U.A., a Dutch cooperative with excluded liability ( coöperatie met uitgesloten aansprakelijkheid), consisting of a 19.1% membership interest and a participating preferred interest received as part of the sale, is classified under available-for-sale financial assets. As of December 31, 2017, the investment was valued at EUR 243 million, reflecting a value adjustment of EUR 49 million in the second half of 2017.

Contractual obligations

The Company has entered into contracts with venture capitalists where it committed itself to make, under certain conditions, capital contributions to their investment funds to an aggregated amount of EUR 83 million (2016: EUR 90 million) until June 30, 2021. As at December 31, 2017 capital contributions already made to these investment funds are recorded as available-for-sale financial assets within Other non-current financial assets.

Current financial assets

Current financial assets decreased by EUR 99 million from EUR 101 million in 2016 to EUR 2 million in 2017. This is mainly due to the repayment of EUR 90 million of loans by TPV Technology limited.

Note 14Other assets

Other non-current assets

Other non-current assets in 2017 mainly related to prepaid expenses of EUR 74 million (2016: EUR 90 million).

Other current assets

Other current assets include EUR 186 million (2016: EUR 228 million) accrued income, mainly related to Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses, and EUR 206 million (2016: EUR 258 million) prepaid expense mainly related to Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses.

Note 15Inventories

Inventories are summarized as follows:

Philips Group
Inventories
in millions of EUR
2016 - 2017
	2016	2017
Raw materials and supplies	1,040	715
Work in process	446	358
Finished goods	1,906	1,280
Inventories	3,392	2,353

The write-down of inventories to net realizable value was EUR 150 million in 2017 (2016: EUR 105 million). The write-down is included in cost of sales.

Note 16Receivables

Non-current receivables

Non-current receivables are associated mainly with customer financing in Diagnosis & Treatment businesses amounting to EUR 47 million (2016: EUR 47 million) and insurance receivables in Legacy Items in the US amounting to EUR 47 million (2016: EUR 55 million).

Current receivables

Current receivables at December 31, 2017 included accounts receivable net of EUR 3,609 million, accounts receivable other of EUR 278 million and accounts receivable from investments in associates of EUR 22 million.

The accounts receivable, net, per segment are as follows:

Philips Group
Accounts receivables-net
in millions of EUR
2016 - 2017
	2016	2017
Personal Health	1,266	1,341
Diagnosis & Treatment	1,476	1,489
Connected Care & Health Informatics	664	706
HealthTech Other	81	72
Lighting	1,477
Legacy Items	28
Accounts receivable-net	4,992	3,609

The aging analysis of accounts receivable, net, is set out below:

Philips Group
Aging analysis
in millions of EUR
2016 - 2017
	2016	2017
Current	4,273	3,046
Overdue 1-30 days	267	256
Overdue 31-180 days	310	242
Overdue > 180 days	142	63
Accounts receivable-net	4,992	3,609

The above net accounts receivable represent current and overdue but not impaired receivables.

The changes in the allowance for doubtful accounts receivable are as follows:

Philips Group
Allowance for doubtful accounts receivable
in millions of EUR
2015 - 2017
	2015	2016	2017
Balance as of January 1	227	301	318
Additions charged to expense	78	76	41
Deductions from allowance [1] )	(25)	(64)	(36)
Transfer to assets held for sale			(92)
Other movements	21	5	(16)
Balance as of December 31	301	318	215
1)Write-offs for which an allowance was previously provided

The allowance for doubtful accounts receivable has been primarily established for receivables that are past due.

Included in the above balances as per December 31, 2017 are allowances for individually impaired receivables of EUR 197 million (2016: EUR 289 million; 2015: EUR 272 million).

Note 17Equity

Common shares

As of December 31, 2017, authorized common shares consist of 2 billion shares (December 31, 2016: 2 billion; December 31, 2015: 2 billion) and the issued and fully paid share capital consists of 940,909,027 common shares, each share having a par value of EUR 0.20 (December 31, 2016: 929,644,864; December 31, 2015: 931,130,387).

Preference shares

As a means to protect the Company and its stakeholders against an unsolicited attempt to obtain (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised as of December 31, 2017 and no preference shares have been issued. Authorized preference shares consist of 2 billion shares as of December 31, 2017 (December 31, 2016: 2 billion; December 31, 2015: 2 billion).

Options, restricted and performance shares

The Company has granted stock options on its common shares and rights to receive common shares in the future (see Share-based compensation).

Treasury shares

In connection with the Company’s share repurchase programs (see next paragraph for Share repurchase methods for the purposes of share deliveries under share-based compensation plans and capital reduction), shares which have been repurchased and are held in Treasury for the purpose of (i) delivery upon exercise of options, restricted and performance share programs, and (ii) capital reduction, are accounted for as a reduction of shareholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

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

The following table shows the movements in the outstanding number of shares over the last three years:

Philips Group
Outstanding number of shares
in number of shares
2015 - 2017
	2015	2016	2017
Balance as of January 1	914,388,869	917,103,586	922,436,563
Dividend distributed	17,671,990	17,344,462	11,264,163
Purchase of treasury shares	(20,296,016)	(25,193,411)	(19,841,595)
Re-issuance of treasury shares	5,338,743	13,181,926	12,332,592
Balance as of December 31	917,103,586	922,436,563	926,191,723

The following transactions took place resulting from employee option and share plans:

Philips Group
Employee option and share plan transactions
2015 - 2017
	2015	2016	2017
Shares acquired		8,601,426	15,222,662
Average market price		EUR 24.73	EUR 31.81
Amount paid		EUR 213 million	EUR 484 million
Shares delivered	5,338,743	13,181,926	12,332,592
Average price (FIFO)	EUR 30.35	EUR 25.86	EUR 27.07
Cost of delivered shares	EUR 162 million	EUR 341 million	EUR 334 million
Total shares in treasury at year-end	11,788,801	7,208,301	10,098,371
Total cost	EUR 308 million	EUR 181 million	EUR 331 million

In order to reduce share capital, the following transactions took place:

Philips Group
Share capital transactions
2015 - 2017
	2015	2016	2017
Shares acquired	20,296,016	16,591,985	4,618,933
Average market price	EUR 24.39	EUR 23.84	EUR 32.47
Amount paid	EUR 495 million	EUR 396 million	EUR 150 million
Reduction of treasury shares (shares)	21,361,016	18,829,985
Cancellation of treasury shares	EUR 517 million	EUR 450 million
Total shares in treasury at year-end	2,238,000		4,618,933
Total cost	EUR 55 million		EUR 150 million

Share purchase transactions related to employee option and share plans, as well as transactions related to the reduction of share capital, involved a cash outflow of EUR 642 million, which includes the impact of taxes. A cash inflow of EUR 227 million from treasury shares mainly includes settlements of share-based compensation plans.

Share repurchase methods for the purposes of share deliveries under share-based compensation plans and capital reduction

During 2017, Royal Philips repurchased shares for covering obligations resulting from past and present share-based compensation programs via three different share repurchase methods: (i) daily share buy-back repurchases in the open market via an intermediary (ii) repurchase of shares via forward contracts for future delivery of shares (iii) the unwinding of call options on own shares. In 2017, Royal Philips also entered into forward contracts with several banks to repurchase shares for capital reduction purposes. The methods (ii) and (iii) are detailed below.

Forward share repurchase contracts

In order to hedge commitments under share-based compensation plans, Philips entered into a forward contract in the first quarter of 2017. This transaction involved 3 million shares. This resulted in a reduction of Retained earnings of EUR 81 million against Short-term liabilities. In 2017, there were three exercises under the forward share buy-back contract involving 2,250,000 shares, resulting in a EUR 61 million increase in Retained earnings against Treasury shares. The remaining 750,000 shares, with a forward price of EUR 27.03, will be repurchased in the first quarter of 2018.

In order to reduce its share capital, Royal Philips also entered into six forward contracts. In 2017, EUR 998 million was deducted from Retained earnings and was recorded against Short-term liabilities. The forward contacts involved 31,020,000 shares with a settlement date varying between October 2018 and June 2019 and a weighted average forward price of EUR 32.22. For further information on the forward contracts please refer to Debt.

Share call options

During 2016 Philips bought EUR and USD-denominated call options to hedge options granted under share-based compensation plans before 2013.

In 2017, the Company unwound 5,268,741 EUR-denominated and 2,661,016 USD-denominated call options against the transfer of the same number of Royal Philips shares ( 7,929,757 shares) and an additional EUR 160 million cash payment to the buyer of the call options.

The number of outstanding EUR denominated options were 3,287,125 and USD-denominated options were 2,974,344, as of December 2017.

Dividend distribution

2017

In June 2017, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 742 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 48% of the shareholders elected for a share dividend, resulting in the issuance of 11,264,163 new common shares. The settlement of the cash dividend involved an amount of EUR 384 million (including costs).

A proposal will be submitted to the 2018 Annual General Meeting of Shareholders to pay a dividend of EUR 0.80 per common share, in cash or shares at the option of the shareholders, against the net income of the Company for 2017.

2016

In June 2016, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 732 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 55% of the shareholders elected for a share dividend, resulting in the issuance of 17,344,462 new common shares. The settlement of the cash dividend involved an amount of EUR 330 million (including costs)

2015

In June 2015, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 730 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 59% of the shareholders elected for a share dividend, resulting in the issuance of 17,671,990 new common shares. The settlement of the cash dividend involved an amount of EUR 298 million (including costs).

Limitations in the distribution of shareholders’ equity

As at December 31, 2017, pursuant to Dutch law, certain limitations exist relating to the distribution of shareholders’ equity of EUR 1,306 million. Such limitations relate to common shares of EUR 188 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 703 million, unrealized currency translation differences of EUR 393 million and unrealized gains related to cash flow hedges of EUR 23 million. The unrealized losses related to available-for-sale financial assets of EUR 30 million, qualify as a legal reserve and reduce the distributable amount due to the fact that this reserve is negative.

The legal reserve required by Dutch law of EUR 703 million included under retained earnings relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

As at December 31, 2016, these limitations in distributable amounts were EUR 2,181 million and related to common shares of EUR 186 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 715 million, unrealized currency translation differences of EUR 1,234 million, available-for-sale financial assets of EUR 36 million and unrealized gains related to cash flow hedges of EUR 10 million.

Non-controlling interests

Non-controlling interests relate to minority stakes held by third parties in consolidated group companies. In the course of 2017 non-controlling interests reduced significantly due to the deconsolidation of Philips Lighting. For further details reference is made to Interests in entities.

Capital management

Philips manages capital based upon the IFRS measures, net cash provided by operating activities and net cash used for investing activities as well as the non-IFRS measure net debt. The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included below.

Net debt is defined as the sum of long and short-term debt minus cash and cash equivalents. Group equity as defined as the sum of shareholders’ equity and non-controlling interests. This measure is used by Philips Treasury management and investment analysts to evaluate financial strength and funding requirements. The Philips net debt position is managed with the intention of retaining a strong investment grade credit rating. Furthermore, Philips’ aim when managing the net debt position is dividend stability and a pay-out ratio of 40% to 50% of continuing net income after adjustments.

Philips Group
Composition of net debt and group equity
in millions of EUR unless otherwise stated
2015-2017
	2015	2016	2017
Long-term debt	4,095	4,021	4,044
Short-term debt	1,665	1,585	672
Total debt	5,760	5,606	4,715
Cash and cash equivalents	1,766	2,334	1,939
Net debt	3,994	3,272	2,776

Shareholders’ equity	11,607	12,546	11,999
Non-controlling interests	118	907	24
Group equity	11,725	13,453	12,023

Net debt : group equity ratio	25:75	20:80	19:81

Note 18Debt

Royal Philips has a USD 2.5 billion Commercial Paper Programme and a EUR 1 billion committed revolving credit facility that can be used for general group purposes, such as a backstop of its Commercial Paper Programme. As of December 31, 2017, Royal Philips did not have any loans outstanding under either facility. The EUR 1 billion committed revolving credit facility was signed effective April 21, 2017, replacing the former EUR 1.8 billion facility of the Company. The new facility has a tenor of five years and contains two 1-year extension options. In line with the previous facility, it does not have a material adverse change clause, has no financial covenants and no credit-rating-related acceleration possibilities.

The provisions applicable to all corporate USD denominated bonds issued by the Company in March 2008 and March 2012 (due 2022, 2038 and 2042) contain a ‘Change of Control Triggering Event’. If the Company would experience such an event with respect to a series of corporate bonds the Company might be required to offer to purchase the bonds that are still outstanding at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any.

Furthermore, the conditions applicable to the EUR denominated corporate bonds issued in 2017 (due 2019 and 2023) contain a similar provision (‘Change of Control Put Event’). Upon the occurrence of such an event, the Company might be required to redeem or purchase any of such bonds at their principal amount together with interest accrued.

In January 2017, Philips entered into a USD 1,000 million and EUR 300 million credit facility with a consortium of international banks. Under this credit facility Philips drew USD 1,000 million in January 2017; the facility was used for the early redemption of the 5.750% bonds due 2018 in the aggregate principal amount of USD 1,250 million. In Q2 2017, the drawn amount was repaid in full and the facility was cancelled.

In May 2017, EUR 1,341 million of mainly long-term Lighting debt was transferred to liabilities directly associated with assets held for sale.

In August 2017, Philips entered into a EUR 1,000 million loan for the purpose of financing The Spectranetics Corporation acquisition and for general purposes. In September 2017, Philips successfully issued EUR 500 million floating-rate bonds due 2019 and EUR 500 million fixed-rate bonds due 2023. The net proceeds of the offering were used for the repayment of the EUR 1,000 million loan entered into August 2017.

On June 28, 2017, Royal Philips announced a EUR 1.5 billion share buyback program. Philips started the program in the third quarter of 2017, and intends to complete it in two years. As the program was initiated for capital reduction purposes, Philips intends to cancel all of the shares acquired under the program. Under this program, Royal Philips has entered into a number of forward transactions with a number of financial institutions, to be settled at future dates over the course of the program. Over the second half of 2017, the nominal amount was equal to EUR 998 million. These forward contracts are accounted for as debt.

Long-term debt

Philips Group
Long-term debt
in millions of EUR unless otherwise stated
2016 - 2017
	(range of) interest rates	average rate of interest	average remaining term (in years)	amount outstanding in 2017	amount due in 1 year	amount due after 1 year	amount due after 5 years	amount outstanding in 2016
USD bonds	3.8 - 7.8%	5.4%	13.3	2,137		2,137	1,305	3,608
EUR bonds	0.0 - 0.5%	0.3%	3.7	997		997	496
Bank borrowings	0.2 - 11.0%	1.3%	2.1	190	52	138		1,470
Other long-term debt	0.0 - 2.6%	0.9%	1.1	20	19	1	-	39
Institutional financing				3,344	71	3,273	1,801	5,117
Finance leases	0 - 16.1%	3.4%	4.8	281	87	195	24	279
Forward contracts			1.2	970	394	576
Long-term debt		2.8%	7.6	4,595	552	4,044	1,825	5,396
Corresponding data of previous year		4.1%	7.8	5,396	1,375	4,021	2,454	4,245

The following amounts of long-term debt as of December 31, 2017, are due in the next five years:

Philips Group
Long-term debt due in the next five years
in millions of EUR
2016 - 2017
2018	552
2019	1,190
2020	103
2021	80
2022	846
Long-term debt	2,770
Corresponding amount of previous year	2,942
Philips Group
Unsecured Bonds
in millions of EUR unless otherwise stated
2016 - 2017
	effective rate	2016	2017
Unsecured EUR Bonds
Due 9/06/2023; 1/2%	0.634%		500
Due 9/06/2019; 3M Euribor +20bps			500
Unsecured USD Bonds
Due 5/15/25; 7 3/4%	7.429%	60	53
Due 6/01/26; 7 1/5%	6.885%	130	114
Due 5/15/25; 7 1/8%	6.794%	80	70
Due 3/11/18; 5 3/4% [1] )		1,187
Due 3/11/38; 6 7/8%	7.210%	758	668
Due 3/15/22; 3 3/4%	3.906%	949	837
Due 3/15/42; 5%	5.273%	475	418
Adjustments [2] )		(31)	(26)
Unsecured Bonds		3,608	3,134
1)In January 2017, Royal Philips has early redeemed the bond due in 2018 in the aggregate principal amount of USD 1,250 million.
2)Adjustments relate to both EUR and USD bonds and concern bond discounts and premium, transactions costs and fair value adjustments for interest rate derivatives.
Finance lease liabilities

The below table discloses the reconciliation between the total of future minimum lease payments and their present value.

Philips Group
Finance lease liabilities
in millions of EUR
2016 - 2017
	2016			2017
	future minimum lease payments	interest	present value of minimum lease payments	future minimum lease payments	interest	present value of minimum lease payments
Less than one year	93	8	85	93	6	87
Between one and five years	181	15	166	184	14	170
More than five years	33	5	28	29	4	24
Finance lease	307	28	279	306	24	281

Short-term debt

Philips Group
Short-term debt
in millions of EUR
2016 - 2017
	2016	2017
Short-term bank borrowings	207	71
Forward contracts		49
Other short-term loans	3
Current portion of long-term debt	1,375	552
Short-term debt	1,585	672

During 2017, the weighted average interest rate on the bank borrowings was 3.3% (2016: 5.4%). The decrease was mainly driven by a repayment of debt in Q4 2016 with high interest rate.

Note 19Provisions

Philips Group
Provisions
in millions of EUR
2016 - 2017
	2016			2017
	long-term	short-term	total	long-term	short-term	total
Post-employment benefit 20	1,996		1,996	973		973
Product warranty	66	193	259	44	157	201
Environmental provisions	252	69	321	140	19	160
Restructuring-related provisions	27	174	201	25	87	112
Litigation provisions	40	56	96	26	24	50
Other provisions	545	188	733	451	113	564
Provisions	2,926	680	3,606	1,659	400	2,059

Product warranty

The provisions for product warranty reflect the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The Company expects the provisions to be utilized mainly within the next year.

Philips Group
Provisions for product warranty
in millions of EUR
2015 - 2017
	2015	2016	2017
Balance as of January 1	302	289	259
Changes:
Additions	327	325	283
Utilizations	(357)	(357)	(270)
Transfer to liabilities directly associated with assets held for sale			(56)
Translation differences and other	17	2	(16)
Balance as of December 31	289	259	201

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

Approximately EUR 55 million is expected to be utilized within the next five years, with the remainder being long term. For more details on the environmental remediation reference is made to Contingent assets and liabilities.

Philips Group
Environmental provisions
in millions of EUR
2015 - 2017
	2015	2016	2017
Balance as of January 1	360	335	321
Changes:
Additions	27	18	18
Utilizations	(24)	(24)	(21)
Releases	(36)	(36)	(8)
Changes in discount rate	(7)	11	11
Accretion	7	7	6
Translation differences and other	8	10	(20)
Transfer to liabilities directly associated with assets held for sale			(146)
Balance as of December 31	335	321	160

The release of the provisions originates from additional insights in relation to factors like the estimated cost of remediation, changes in regulatory requirements and efficiencies in completion of various site work phases.

Restructuring-related provisions

Philips Group
Restructuring-related provisions
in millions of EUR
2017
	Jan. 1, 2017	additions	utilizations	releases	other changes [1] )	Dec. 31, 2017
Personal Health	5	14	(5)	(6)	(1)	7
Diagnosis & Treatment	13	46	(16)	(5)	(1)	38
Connected Care & Health Informatics	13	27	(12)	(6)	(1)	20
HealthTech Other	37	55	(27)	(16)	(1)	47
Lighting	133	9	(35)	(3)	(104)
Philips Group	201	150	(96)	(37)	(107)	112
1) Other changes primarily relate to translation differences and reclassifications to liabilities directly associated with assets held for sale.

In 2017, the most significant restructuring projects impacted Diagnosis & Treatment and HealthTech Other businesses and mainly took place in the Netherlands and the US. The restructuring comprised mainly product portfolio rationalization and the reorganization of global support functions.

The Company expects the provisions will be utilized mainly within the next year.

2016

The movements in the provisions for restructuring in 2016 by segment are presented as follows:

Philips Group
Restructuring-related provisions
in millions of EUR
2016
	Jan. 1, 2016	additions	utilizations	releases	other changes [1] )	Dec. 31, 2016
Personal Health	32	7	(29)	(2)	(3)	5
Diagnosis & Treatment	28	11	(19)	(6)	(1)	13
Connected Care & Health Informatics	21	11	(14)	(6)	1	13
HealthTech Other	38	35	(16)	(19)	(1)	37
Lighting	178	95	(118)	(27)	5	133
Legacy Items		(1)	(1)	(1)	3
Philips Group	297	158	(197)	(61)	4	201
1) Other changes primarily relate to translation differences and transfers between segments

In 2016, restructuring projects at HealthTech Other mainly took place in the Netherlands.

2015

The movements in the provisions for restructuring in 2015 are presented by segment as follows:

Philips Group
Restructuring-related provisions
in millions of EUR
2015
	Jan. 1, 2015	additions	utilizations	releases	other changes [1] )	Dec. 31, 2015

Personal Health	13	30	(7)	(4)		32
Diagnosis & Treatment	29	30	(24)	(7)		28
Connected Care & Health Informatics	16	20	(12)	(3)		21
HealthTech Other	87	25	(32)	(41)	(1)	38
Lighting	235	89	(114)	(33)	1	178
Legacy Items
Philips Group	380	194	(189)	(88)		297
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

Philips Group
Litigation provisions
in millions of EUR
2015 - 2017
	2015	2016	2017
Balance as of January 1	653	578	96
Changes:
Additions	66	31	40
Utilizations [1] )	(186)	(313)	(52)
Releases	(25)	(98)	(11)
Reclassifications [1] )	-	(125)	2
Changes in discount rate	8	5
Accretion	12	8	3
Translation differences	50	10	(7)
Transfer to liabilities directly associated with assets held for sale			(21)
Balance as of December 31	578	96	50
1)The presentation of prior-year information has been reclassified to conform to the current-year presentation
The most significant proceedings

The majority of the movements in the above schedule related to the Cathode Ray Tube (CRT) antitrust litigation and Masimo Corporation (Masimo) patent litigation.

Cathode Ray Tube (CRT) antitrust litigation

In 2015, 2016 and 2017, the majority of the movements in relation to the CRT antitrust litigation were utilizations due to the transfer to other liabilities for which the Company was able to reach a settlement. These settlements were subsequently paid out in the respective following year.

For more details reference is made to Contingent assets and liabilities.

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

The Company and Masimo also agreed to:

  a USD 300 million cash payment by Philips to Masimo;
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

The utilizations and reclassifications in 2016 mainly related to Masimo. Reclassifications include reclassification from litigation provisions to other provisions.

Other

The translation differences in the schedule above are mainly explained by the movements in the USD/EUR rate which impacted the litigation provisions denominated in USD.

The Company expects to use the provisions mainly within the next three years.

Other provisions

Philips Group
Other provisions
in millions of EUR
2015 - 2017
	2015	2016	2017
Balance as of January 1	575	604	733
Changes:
Additions	198	183	304
Utilizations	(186)	(167)	(238)
Releases	(35)	(61)	(88)
Reclassification	14	142	4
Transfer to liabilities directly associated with assets held for sale			(156)
Accretion	7	8	-
Acquisitions	24	-	62
Translation differences and other	7	24	(56)
Balance as of December 31	604	733	564

The main elements of other provisions are:

  provisions for possible taxes/social security of EUR 97 million (2016: EUR 131 million);
  onerous contract provisions for unfavorable supply contracts as part of divestment transactions, onerous (sub)lease contracts and expected losses on existing projects /orders totaling EUR 31 million (2016: EUR 85 million);
  provisions for employee jubilee funds EUR 57 million (2016: EUR 84 million);
  self-insurance provisions of EUR 48 million (2016: EUR 77 million);
  provisions for decommissioning costs of EUR 32 million (2016: EUR 48 million);
  provisions for rights of return of EUR 37 million (2016: EUR 46 million);
  provisions for other employee benefits and obligatory severance payments of EUR 24 million (2016: EUR 38 million);
  provisions for contingent considerations of EUR 66 million (2016: EUR 11 million);
  the release in 2017 of EUR 88 million is due to the reassessment of our positions in other provisions.

Other provisions are expected to be utilized mainly within the next five years, except for:

  provisions for employee jubilee funds of which a quarter is expected to be utilized within the next five years;
  provisions for contingent considerations of which nearly half is expected to be utilized after five years;
  provisions for decommissioning costs of which over half is expected to be utilized after five years;
  provisions for rights of return to be utilized mainly within the next year.

Note 20Post-employment benefits

Employee post-employment plans have been established in many countries in accordance with the legal requirements, customs and the local practice in the countries involved. All funded post-employment plans are considered to be related parties.

Most employees that take part in a Company pension plan are covered by defined-contribution (DC) pension plans. The main DC plans are in the Netherlands and the United States. The Company also sponsors a number of defined-benefit (DB) pension plans. The benefits provided by these plans are based on employees’ years of service and compensation levels. The Company also sponsors a limited number of DB retiree medical plans. The benefits provided by these plans typically cover a part of the healthcare costs after retirement. The larger funded DB and DC plans are governed by independent Trustees who have a legal obligation to protect the interests of all plan members and operate under the local regulatory framework.

The average duration of the defined-benefit obligation (DBO) of the DB plans is 12 years (2016: 11 years).

The largest DB plans in 2017 are in the United States and Germany. These plans account for approximately 89% of the total DBO.

The United States

The US DB pension plans are closed plans without future pension accrual. For the funding of any deficit in the US plan the Group adheres to the minimum funding requirements of the US Pension Protection Act.

The assets of the US funded pension plans are in Trusts governed by Trustees. The excess pension plans that covered accrual above the maximum salary of the funded plan are unfunded.

Company’s qualified pension commitments in the United States are partly protected via the Pension Benefit Guaranty Corporation (PBGC) which charges a fee to US companies providing DB pension plans. The fee is also dependent on the amount of unfunded liabilities.

In 2017, the Company performed an additional de-risking contribution into the US plan of EUR 219 million.

Germany

The Company has several DB plans in Germany which for the largest part are unfunded, meaning that after retirement the Company is responsible for the benefit payments to retirees.

Due to the relatively high level of social security in Germany, the Company’s pension plans mainly provide benefits for the higher earners and are open for future pension accrual. Indexation is mandatory due to legal requirements. Some of the German plans have a DC design, but are accounted for as DB plans due to a legal minimum return requirement.

Company pension commitments in Germany are partly protected against employer bankruptcy via the “Pensions Sicherungs Verein” which charges a fee to all German companies providing pension promises.

Philips is one of the sponsors of Philips Pensionskasse VVaG in Germany, which is a multi-employer plan. The plan is accounted for as a DC plan.

Settlement of the Brazil pension plans in 2017

The DB and DC pension plans in Brazil that were operated by the multi-employer plan in Brazil, Philips Seguridade Social, have been fully terminated in 2017. All Philips’ employees in Brazil have been transferred to an insured DC pension plan for future service.

Since all risks for the Company with respect to the DB pension plan have been eliminated, the Company recognized a settlement in 2017. The decrease of the DBO due to the settlement amounts to EUR 345 million. At the moment of the settlement the plan had a surplus. As the surplus was not recognized in the balance sheet due to the asset ceiling test, the Company only recognized the additional payments of EUR 1 million as settlement loss, as per the Company’s accounting policy.

Risks related to DB plans

DB plans expose the Company to various demographic and economic risks such as longevity risk, investment risks, currency and interest rate risk and in some cases inflation risk. The latter plays a role in the assumed wage increase but more importantly in some countries where indexation of pensions is mandatory. Pension fund Trustees are responsible for and have full discretion over the investment strategy of the plan assets. In general Trustees manage pension fund risks by diversifying the investments of plan assets and by (partially) matching interest rate risk of liabilities.

The Company has an active de-risking strategy in which it constantly looks for opportunities to reduce the risks associated with its DB plans. Liability-driven investment strategies, lump sum cash-out options, buy-ins, buy-outs and a change to DC are examples of the strategy.

Investment policy in our largest pension plans

The trustees of the Philips pension plans are responsible for and have full discretion over the investment strategy of the plan assets.

The plan assets of the Philips pension plans are invested in well diversified portfolios. The interest rate sensitivity of the fixed income portfolio is closely aligned to that of the plan’s pension liabilities. Any contributions from the sponsoring company are used to further increase the fixed income part of the assets. As part of the investment strategy, any additional investment returns of the return portfolio are used to further decrease the interest rate mismatch between the plan assets and the pension liabilities.

Summary of pre-tax costs for post-employment benefits and reconciliations

The adjacent table contains the total of current and past service costs, administration costs and settlement results as included in Income from operations and the interest cost as included in Financial expenses.

Philips Group
Pre-tax costs for post-employment benefits
in millions of EUR
2015 - 2017
	2015	2016	2017
Defined-benefit plans	566	58	95
included in Income from operations	467	(19) [1] )	32
included in Financial expense	70	48	37
included in Discontinued operations	29	29	26
Defined-contribution plans	299	392	397
included in Income from operations	240	299	315
included in Discontinued operations	59	93	82
Post-employment benefits costs	865	450	492
1) The net income mainly relates to the settlement of the pension related legal claim in the UK.

Reconciliations for the DBO and plan assets for DB plans:

Philips Group
Defined-benefit obligations
in millions of EUR
2016 - 2017
	2016	2017

Balance as of January 1	4,757	4,987
Service cost	44	34
Interest cost	189	126
Employee contributions	5	4
Actuarial (gains) / losses
demographic assumptions	(45)	(14)
financial assumptions	208	75
experience adjustment	(7)	(15)
(Negative) past service cost	(8)	1
Settlements	(85)	(348)
Benefits paid from plan	(239)	(172)
Benefits paid directly by employer	(76)	(52)
Transfer to Liabilities directly associated with assets held for sale [1] )		(1,210)
Translation differences and other	244	(307)
Balance as of December 31	4,987	3,109

Present value of funded obligations at December 31	3,850	2,476
Present value of unfunded obligations at December 31	1,137	633
1)The amount presented under ‘Transfer to Liabilities directly associated with assets held for sale’ in 2017 relates to Lighting.
Philips Group
Plan assets
in millions of EUR
2016 - 2017
	2016	2017

Balance as of January 1	2,710	3,095
Interest income on plan assets	137	87
Admin expenses paid	(3)	(2)
Return on plan assets excluding interest income	41	70
Employee contributions	5	4
Employer contributions	246	263
Settlements	(33)	(348)
Benefits paid from plan	(239)	(172)
Transfer to Liabilities directly associated with assets held for sale [1] )		(642)
Translation differences and other	231	(218)
Balance as of December 31	3,095	2,137

Funded status	(1,892)	(972)
Unrecognized net assets	(105)
Net balance sheet position	(1,997)	(972)
1)The amount presented under ‘Transfer to Liabilities directly associated with assets held for sale’ in 2017 relates to Lighting.

Reconciliation for the effect of the asset ceiling:

Philips Group
Changes in the effect of the asset ceiling
in millions of EUR
2016 - 2017
	2016	2017
Balance as of January 1	90	105
Interest on unrecognized assets	14	4
Remeasurements	(21)	(100)
Translation differences	22	(9)
Balance as of December 31	105

Due to the settlement of the Brazil pension plan there is no effect of the asset ceiling remaining as at 31 December 2017.

Plan assets allocation

The asset allocation in the Company’s pension plans at December 31 was as follows:

Philips Group
Plan assets allocation
in millions of EUR
2016 - 2017
	2016	2017
Assets quoted in active markets
Debt securities	1,085	1,142
Equity securities	91	69
Other	126	137

Assets not quoted in active markets
Debt securities	561	14
Equity securities	811	457
Other	421	318
Total assets	3,095	2,137

The assets in 2017 contain 37% (2016: 58%) unquoted assets. Plan assets in 2017 do not include property occupied by or financial instruments issued by the Company.

Assumptions

The mortality tables used for the Company’s largest DB plans are:

  US: RP2014 with MP2017 improvement scale; RP2006 with MP2017 improvement scale + white collar adjustment for the unfunded excess plans
  Germany: Richttafeln 2005 Generational K.Heubeck

The weighted averages of the assumptions used to calculate the DBO as of December 31 were as follows:

Philips Group
Assumptions used for defined-benefit obligations
in %
2016 - 2017
	2016	2017
Discount rate	3.8%	2.8%
Inflation rate	2.6%	2.1%
Salary increase	3.3%	2.4%

Sensitivity analysis

The tables below illustrates the approximate impact on the DBO from movements in key assumptions. The DBO was recalculated using a change in the assumptions of 1% which overall is considered a reasonably possible change. The impact on the DBO because of changes in discount rate is normally accompanied by offsetting movements in plan assets, especially when using matching strategies.

Philips Group
Sensitivity of key assumptions
in millions of EUR
2017
Defined benefit obligation

Increase
Discount rate (1% movement)	(323)
Inflation rate (1% movement)	85
Salary increase (1% movement)	20
Longevity (see explanation)	72
Decrease
Discount rate (1% movement)	394
Inflation rate (1% movement)	(86)
Salary increase (1% movement)	(19)
Philips Group
Sensitivity of key assumptions
in millions of EUR
2016
Defined benefit obligation

Increase
Discount rate (1% movement)	(544)
Inflation rate (1% movement)	139
Salary increase (1% movement)	27
Longevity (see explanation)	143
Decrease
Discount rate (1% movement)	645
Inflation rate (1% movement)	(126)
Salary increase (1% movement)	(23)

The mortality table (i.e. longevity) also impacts the DBO. The above sensitivity table illustrates the impact on the DBO of a further 10% decrease in the assumed rates of mortality for the Company’s major schemes. A 10% decrease in assumed mortality rates equals improvement of life expectancy by 0.5 - 1 year.

Cash flows and costs in 2018

The Company expects considerable cash outflows in relation to post-employment benefits which are estimated to amount to EUR 399 million in 2018, consisting of:

  EUR 30 million employer contributions to funded DB plans (US: EUR 0 million, DE: EUR 23 million, Other: EUR 7 million);
  EUR 40 million cash outflows in relation to unfunded DB plans (US: EUR 9 million, DE: EUR 19 million, Other: EUR 12 million); and
  EUR 329 million employer contributions to DC plans (NL: EUR 166 million, US: EUR 109 million, Other: EUR 54 million).

The service and administration cost for 2018 is expected to amount to EUR 28 million for DB plans. The net interest cost for 2018 for the DB plans is expected to amount to EUR 25 million. The cost for DC pension plans in 2018 is equal to the expected DC cash flow.

Note 21Accrued liabilities

Accrued liabilities are summarized as follows:

Philips Group
Accrued liabilities
in millions of EUR
2016 - 2017
	2016	2017
Personnel-related costs:
Salaries and wages	684	529
Accrued holiday entitlements	154	109
Other personnel-related costs	108	71
Fixed-asset-related costs:
Gas, water, electricity, rent and other	52	52
Communication and IT costs	75	42
Distribution costs	123	83
Sales-related costs:
Commission payable	22	7
Advertising and marketing-related costs	183	174
Other sales-related costs	55	38
Material-related costs	142	110
Interest-related accruals	68	38
Deferred income	957	791
Other accrued liabilities	411	273
Accrued liabilities	3,034	2,319

Deferred income is mainly related to Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses, in both 2017 and 2016.

Note 22Other liabilities

Other non-current liabilities

Other non-current liabilities are summarized as follows:

Philips Group
Other non-current liabilities
in millions of EUR
2016 - 2017
	2016	2017
Deferred income	251	249
Other tax liability	417	161
Other liabilities	73	65
Other non-current liabilities	741	474

For further details on tax related liabilities refer to Income taxes.

Other current liabilities

Other current liabilities are summarized as follows:

Philips Group
Other current liabilities
in millions of EUR
2016 - 2017
	2016	2017
Accrued customer rebates that cannot be offset with accounts receivables for those customers	593	435
Advances received from customers on orders not covered by work in process	451	372
Other taxes including social security premiums	208	164
Other liabilities	120	155
Other current liabilities	1,372	1,126

The other liabilities per December 31, 2016 and 2017 include reclassifications from litigation provisions to liabilities due to settlements reached. For more details reference is made to Litigation provisions in Provisions and to Legal proceedings in Contingent assets and liabilities.

Note 23Cash flow statement supplementary information

Net cash used for derivatives and current financial assets

In 2017, a total of EUR 295 million cash was paid with respect to foreign exchange derivative contracts related to activities for liquidity management and funding (2016: EUR 128 million outflow; 2015: EUR 194 million outflow). Philips also received EUR 90 million regarding the loans to TPV Technology Limited in 2017 (2016: nil, 2015: EUR 121 million inflow).

Purchase and proceeds from non-current financial assets

In 2017, the net cash outflow of EUR 36 million was mainly due to capital contribution in Gilde and Abraaj Growth Market Fund and the acquisition of other stakes.

In 2016, the net cash outflow of EUR 39 million was mainly due to the acquisition of stakes in Abraaj Growth Markets Fund.

In 2015, the net cash inflow of EUR 19 million was mainly due to net cash received from loans and sale of other stakes.

Reconciliation of liabilities arising from financing activities
Philips Group
Reconciliation of liabilities arising from financing activities
in millions of EUR
2016 - 2017
	Balance as of Dec. 31, 2016	Cash flow [1] )	Transfer to liabilities directly associated with assets held for sale	Currency effects and consolidation changes	Other non-cash	Balance as of Dec. 31, 2017
Long-term debt [2] )	5,396	(217)	(1,255)	(327)	998	4,595
USD bonds	3,608	(1,184)		(287)	1	2,137
EUR bonds		997			-	997
Bank borrowings	1,470	(22)	(1,238)	(21)	-	190
Other long-term debt	39	(20)	-	1	(1)	20
Finance leases	279	12	(18)	(20)	29	281
Forward contracts [3] )					970	970
Short-term debt [2] )	210	(4)	(86)	(49)	49	120
Short-term bank borrowings	207	(3)	(84)	(49)		71
Other short-term loans	2	(1)	(2)	-
Forward contracts [3] )					49	49
Equity	(181)	168			(1,487)	(1,500)
Sale of Lighting shares net of costs		1,060			(1,060)
Dividend payable		(478)			478
Forward contracts [3] )					(1,018)	(1,018)
Treasury shares	(181)	(414)			114	(481)
1) Cash flow includes cash movements related to Lighting from January to April 2017, and therefore does not equal cash flow from financing activities in the consolidated statements of cash flows.
2)Long-term debt includes the short-term portion of long-term debt, and short-term debt excludes the short-term portion of long-term debt.
3)The forward contracts are mainly related to the share buyback program.

Note 24Contingent assets and liabilities

Contingent assets

As per December 31, 2017, the Company had no material contingent assets.

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. The total fair value of guarantees recognized on the balance sheet amounts to EUR nilmillion for both 2016 and 2017. Remaining off-balance-sheet business and credit-related guarantees provided on behalf of third parties and associates decreased by EUR 11 million during 2017 to EUR 17 million (December 31, 2016: EUR 28 million).

Environmental remediation

The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and/or its subsidiaries may be required to remediate the effects of certain manufacturing activities on the environment.

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

Cathode Ray Tubes (CRT)

Starting in 2007, competition law authorities in several jurisdictions had commenced investigations into possible anticompetitive activities in the Cathode Ray Tubes, or CRT industry. On December 5, 2012, this lead to a European Commission decision imposing fines on (former) CRT manufacturers including the Company. The European Commission imposed a fine of EUR 313 million on the Company and a fine of EUR 392 million jointly and severally on the Company and LG Electronics, Inc. In total a payable of EUR 509 million was recognized in 2012 and the fine was paid in the first quarter of 2013. The Company appealed the decision of the European Commission with the General Court and later with European Court of Justice. These appeals were denied on September 9, 2015 and September 15, 2017 respectively. No further appeals are pending.

United States

Subsequent to the public announcement of these investigations in 2007, certain Philips Group companies were named as defendants in class action antitrust complaints by direct and indirect purchasers of CRTs filed in various federal district courts in the United States. These actions alleged anticompetitive conduct by manufacturers of CRTs and sought treble damages on a joint and several liability basis. In addition, sixteen individual plaintiffs, principally large retailers of CRT products who opted out of the direct purchaser class, filed separate complaints against the Company and other defendants based on the same substantive allegations. All these actions were consolidated for pre-trial proceedings in the United States District Court for the Northern District of California. In addition, the state attorneys general of California, Florida, Illinois, Oregon and Washington filed actions against the Company and other defendants seeking to recover damages on behalf of the states and, acting as parens patriae, their consumers.

With the exception of the action brought by the state attorney of Washington, which remains pending, all other actions have been settled or otherwise resolved. The indirect purchaser settlement was approved by the United States District Court for the Northern District of California in 2016 and is now pending before the Ninth Circuit Court of Appeals.

Canada

In 2007, certain Philips Group companies were also being named as defendants in proposed class proceedings in Ontario, Quebec and British Columbia, Canada, along with numerous other participants in the industry. After years of inactivity, in 2014, plaintiffs in the Ontario action initiated the class certification proceedings leading to class certification in the second half of 2016. In 2017, a settlement in principle has been reached for all three proposed class actions.

Other jurisdictions

In 2014, the Company was named as a defendant in a consumer class action lawsuit filed in Israel in which damages are claimed against several defendants based on alleged anticompetitive activities in the CRT industry. In addition, an electronics manufacturer filed a claim against the Company and several co- defendants with a court in the Netherlands and Turkey, also seeking compensation for the alleged damage sustained as a result from the alleged anticompetitive activities in the CRT industry. In 2015 and 2016, the Company became involved in further civil CRT antitrust litigation with previous CRT customers in the United Kingdom, Germany, Brazil and Denmark. In all cases, the same substantive allegations about anticompetitive activities in the CRT industry are made and damages are sought. The Company has received indications that more civil claims may be filed in due course.

Except for what has been provided or accrued for as disclosed in Provisions and Other liabilities, the Company has concluded that due to the considerable uncertainty associated with certain of these matters, based on current knowledge, potential losses cannot be reliably estimated with respect to these matters.

Personal Health

In December 2013, the European Commission commenced an investigation into alleged restrictions of online sales of consumer electronics products and small domestic appliances. The Company was one of several companies involved in the investigation. In February 2017, the European Commission completed its preliminary investigation and opened its formal proceedings. Philips is fully cooperating with the European Commission. Due to the considerable uncertainty associated with this matter, on the basis of current knowledge, the Company has concluded that potential losses cannot be reliably estimated with respect to these matters.

In April 2017, the Company received a Civil Investigative Demand (CID) out of the US Attorney’s Office in Northern District of Iowa. The CID relates to an evaluation of the appropriateness of certain sleep and respiratory care equipment financing programs available for Respironics’ products. In addition, in late 2017, the Company received an information request from the Department of Justice regarding the relationship between Respironics’ business and certain sleep centers that use Respironics’ products. The Company has not been advised that any claim has been asserted by the US government in connection with these matters and it continues to cooperate fully in both inquiries.

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

Note 25Related-party transactions

In the normal course of business, Philips purchases and sells goods and services from/to various related parties in which Philips typically holds between 20% and 50% equity interest and has significant influence. These transactions are generally conducted with terms comparable to transactions with third parties.

From November 28, 2017, Philips lost control over Philips Lighting but still has significant influence. This has resulted in Philips Lighting becoming a non-consolidated related party which is reported in the table below for the time period November 28 to December 31, 2017. Philips and Philips Lighting have several agreements in place which impact the related party balances disclosed. There is a Transitional Service Level Agreement, based on which Philips provides Philips Lighting with services such as IT, real estate and human resources among others. Additionally, a Trademark License Agreement was signed in which Philips Lighting uses the Philips brand name.

For details of these parties in which Philips typically holds between 20% and 50% equity interest, refer to the Investments in associates section of Interests in entities. For details on the Philips ownership changes in Lighting, refer to Discontinued operations and assets classified as held for sale.

Philips Group
Related-party transactions
in millions of EUR
2015 - 2017
	2015	2016	2017
Sales of goods and services	222	207	196
Purchases of goods and services	87	81	62
Receivables from related parties	16	33	127
Payables to related parties	4	3	36

In addition to the table above, as part of its operations in the US, Philips sold non-recourse third-party receivables to PMC US amounting to EUR 151 million in 2017 (2016: EUR 139 million; 2015: EUR 129 million).

In light of the composition of the Executive Committee, the Company considers the members of the Executive Committee and the Supervisory Board to be the key management personnel as defined in IAS 24 ‘Related parties’.

For remuneration details of the Executive Committee, the Board of Management and the Supervisory Board see Information on remuneration.

For Post-employment benefit plans see Post-employment benefits.

Note 26Share-based compensation

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

Share-based compensation costs from continuing operations were EUR 122 million (2016: EUR 95 million; 2015: EUR 82 million). This includes the employee stock purchase plan of EUR 7 million, which is not a share-based compensation that affects equity. The share-based compensation costs for staff belonging to Philips Lighting and the combined businesses of Lumileds and Automotive of EUR 42 million are included in Discontinued operations. In the Consolidated statements of changes in equity EUR 151 million is recognized in 2017 and represent the costs of the share-based compensation plans. The amount recognized as an expense is adjusted for forfeiture. USD-denominated performance shares, restricted shares and options are granted to employees in the United States only.

Performance shares

The performance is measured over a three-year performance period. The performance shares have two performance conditions, relative Total Shareholders’ Return compared to a peer group of 20 companies (2016: 20 companies, 2015: 21 companies) and adjusted Earnings Per Share growth. The performance shares vest three years after the grant date. The number of performance shares that will vest is dependent on achieving the two performance conditions, which are equally weighted, and provided that the grantee is still employed with the Company.

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

The fair value of the performance shares is measured based on Monte-Carlo simulation, which takes into account dividend payments between the grant date and the vesting date by including reinvested dividends, the market conditions expected to impact relative Total Shareholders’ Return performance in relation to selected peers. The following weighted-average assumptions were used for the 2017 grants:

  Risk-free rate: (0.60)%
  Expected share price volatility: 23%

The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectation of future developments for other purposes. The Company has based its volatility assumptions on historical experience measured over a ten-year period.

A summary of the status of the Company’s performance share plans as of December 31, 2017 and changes during the year are presented below:

Philips Group
Performance shares
2017
	shares [1] )	weighted average grant-date fair value
EUR-denominated
Outstanding at January 1, 2017 [2] )	7,866,754	25.24
Granted	1,419,518	38.02
Vested/Issued	2,853,745	22.48
Forfeited	557,229	27.80
Adjusted Quantity [3] )	526,142	26.69
Outstanding at December 31, 2017	6,401,440	29.20

USD-denominated
Outstanding at January 1, 2017 [2] )	5,162,084	29.56
Granted	953,897	41.69
Vested/Issued	1,901,252	30.07
Forfeited	441,395	30.83
Adjusted Quantity [3] )	341,279	30.23
Outstanding at December 31, 2017	4,114,615	32.06
1) Excludes dividend declared on outstanding shares between grant date and vesting date that will be issued in shares (EUR-denominated: 402,240 shares and USD-denominated: 258,493 shares)
2)The outstanding number of performance shares as per January 1, 2017 was updated to reflect the adjusted number of shares related to target EPS
3)Adjusted quantity includes the impact from number of shares delivered in relation to the realization of 2014 plan EPS rate, and the performance adjustment on the currently vesting shares based on target EPS (2015, 2016 & 2017 plans)

At December 31, 2017, a total of EUR 103 million of unrecognized compensation costs relate to non-vested performance shares. These costs are expected to be recognized over a weighted-average period of 1.7 years.

Restricted shares

The fair value of restricted shares is equal to the share price at grant date.

The Company issues restricted shares that, in general, have a 3 year cliff-vesting period. For grants up to and including January 2013 the Company granted 20% additional (premium) shares, provided the grantee still holds the shares after three years from the delivery date and the grantee is still with the Company on the respective delivery dates. As of December 31, 2017 all restricted share plans granted before 2013 have vested except their premium shares.

A summary of the status of the Company’s restricted shares as of December 31, 2017 and changes during the year are presented below:

Philips Group
Restricted shares
2017
	shares [1] ) [2] )	weighted average grant-date fair value
EUR-denominated
Outstanding at January 1, 2017	1,666,960	24.40
Granted	754,374	32.84
Vested/Issued	557,603	25.04
Forfeited	133,031	25.51
Outstanding at December 31, 2017	1,730,699	27.79

USD-denominated
Outstanding at January 1, 2017	1,711,903	27.78
Granted	758,368	36.61
Vested/Issued	521,055	28.63
Forfeited	266,590	28.74
Outstanding at December 31, 2017	1,682,625	31.35
1) Excludes dividend declared on outstanding shares between grant date and vesting date that will be issued in shares (EUR-denominated: 83,184 shares and USD-denominated: 79,537 shares).
2) Excludes premium shares on Restricted shares granted before 2013. ( 20% additional (premium) shares that may be received if shares delivered under the plan are not sold for a three-year period).

At December 31, 2017, a total of EUR 40 million of unrecognized compensation costs relate to non-vested restricted shares. These costs are expected to be recognized over a weighted-average period of 1.4 years.

Option plans

The Company granted options that expire after ten years. These options vest after three years, provided that the grantee is still employed with the Company. All outstanding options have vested as of December 31, 2017.

The following tables summarize information about the Company’s options as of December 31, 2017 and changes during the year:

Philips Group
Options on EUR-denominated listed share
2017
	options	weighted average exercise price
Outstanding at January 1, 2017	7,052,065	22.49
Exercised	2,591,755	20.42
Forfeited	60,027	20.55
Expired	1,628,073	30.96
Outstanding at December 31, 2017	2,772,210	19.49

Exercisable at December 31, 2017	2,772,210	19.49

The exercise prices range from EUR 12.63 to EUR 32.04. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2017, was 3.0 years. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2017, was EUR 33 million.

The total intrinsic value of options exercised during 2017 was EUR 29 million (2016: EUR 20 million, 2015: EUR 21 million).

Philips Group
Options on USD-denominated listed share
2017
	options	weighted average exercise price
Outstanding at January 1, 2017	7,725,221	31.27
Exercised	2,818,363	29.12
Forfeited	122,154	32.82
Expired	1,474,938	41.66
Outstanding at December 31, 2017	3,309,766	28.41

Exercisable at December 31, 2017	3,309,766	28.41

The exercise prices range from USD 16.76 to USD 44.15. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2017, was 2.5 years. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2017, was USD 31 million.

The total intrinsic value of options exercised during 2017 was USD 22 million (2016: USD 6 million, 2015: USD 8 million).

At December 31, 2017 there were no unrecognized compensation costs related to outstanding options. Cash received from exercises under the Company’s option plans amounted to EUR 128 million in 2017 (2016: EUR 65 million, 2015: EUR 72 million). The actual tax deductions realized as a result of option exercises totaled approximately EUR 5 million in 2017 (2016: EUR 2 million, 2015: EUR 3 million).

The outstanding options as of December 31, 2017 are categorized in exercise price ranges as follows:

Philips Group
Outstanding options
2017
exercise price	options	intrinsic value in millions	weighted average remaining contractual term
EUR-denominated
10-15	1,013,941	17.4	3.7 yrs
15-20	27,042	0.4	4.0 yrs
20-25	1,731,227	15.6	2.6 yrs
Outstanding options	2,772,210	33.4	3.0 yrs

USD-denominated
15-20	993,732	18.8	3.6 yrs
20-25	42,728	0.7	3.4 yrs
25-30	860,950	7.0	3.3 yrs
30-35	834,242	3.8	1.9 yrs
35-40	578,114	0.7	0.3 yrs
Outstanding options	3,309,766	31.1	2.5 yrs

The aggregate intrinsic value in the tables and text above represents the total pre-tax intrinsic value (the difference between the Company’s closing share price on the last trading day of 2017 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2017.

The following table summarizes information about the Company’s Accelerate! options as of December 31, 2017 and changes during the year:

Philips Group
Accelerate! options
2017
	options	weighted average exercise price
EUR-denominated
Outstanding at January 1, 2017	860,300	16.02
Exercised	379,100	15.97
Outstanding at December 31, 2017	481,200	16.06

Exercisable at December 31, 2017	481,200	16.06

USD-denominated
Outstanding at January 1, 2017	257,800	20.02
Exercised	87,000	20.02
Outstanding at December 31, 2017	170,800	20.02

Exercisable at December 31, 2017	170,800	20.02

The exercise prices of the Accelerate! options are EUR 15.24 and EUR 22.43 for EUR-denominated options and is USD 20.02 for USD-denominated options. The weighted average remaining contractual term for EUR-denominated Accelerate! options outstanding and exercisable at December 31, 2017 was 4.2 years. The weighted average remaining contractual term for USD-Accelerate! options outstanding and exercisable at December 31, 2017 was 4.1 years. The aggregate intrinsic value of the EUR-denominated Accelerate! options outstanding and exercisable at December 31, 2017, was EUR 7 million. The aggregate intrinsic value of the USD-denominated Accelerate! options outstanding and exercisable at December 31, 2017 was USD 3 million.

The total intrinsic value of Accelerate! options exercised during 2017 was EUR 6 million for EUR-denominated options (2016: EUR 4 million) and USD 1 million for USD-denominated options (2016: USD 1 million).

Cash received from exercises for EUR-denominated and USD-denominated Accelerate! options amounted to EUR 8 million in 2017 (2016: EUR 9 million). The actual tax deductions realized as a result of Accelerate! USD options exercises totaled approximately EUR 0.3 million in 2017 (2016: EUR 0.3 million).

Note 27Information on remuneration

Information on remuneration

Remuneration of the Executive Committee

In 2017, the total remuneration costs relating to the members of the Executive Committee (consisting of 12 members, including the members of the Board of Management) amounted to EUR 25,848,741 (2016: EUR 22,433,827; 2015: EUR 15,098,023) consisting of the elements in the following table.

Philips Group
Remuneration costs of the Executive Committee 1 )
in EUR
2015 - 2017
	2015	2016	2017
Base salary/Base compensation	5,974,928	6,388,667	8,089,063
Annual incentive [2] )	2,705,560	5,746,347	6,345,576
Performance shares [3] )	2,740,004	5,943,782	6,371,297
Stock options [3] )	88,775	-	-
Restricted share rights [3] )	91,339	764,311	885,343
Pension allowances [4] )	2,193,409	1,854,129	1,886,963
Pension scheme costs	209,462	180,077	408,695
Other compensation [5] )	1,094,546	1,556,514	1,861,803
1)The Executive Committee consisted of 12 members as per December 31, 2017 (2016: 12 members; 2015: 8 members)
2)The annual incentives are related to the performance in the year reported which are paid out in the subsequent year
3)Costs of performance shares, stock options and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of stock options at the end of the lock up period and the value of performance shares and restricted share rights at the vesting/release date
4)Pension allowances are gross taxable allowances paid to the Executive Committee members in the Netherlands. These allowances are part of the pension arrangement
5)The stated amounts mainly concern (share of) allowances to members of the Executive Committee that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated.

At December 31, 2017, the members of the Executive Committee (including the members of the Board of Management) held 541,400 (2016: 750,631; 2015: 843,461) stock options at a weighted average exercise price of EUR 19.82 (2016: EUR 21.17; 2015: EUR 18.67).

Remuneration of the Board of Management

In 2017, the total remuneration costs relating to the members of the Board of Management amounted to EUR 7,808,117 (2016: EUR 8,904,859; 2015: EUR 6,612,092), see table below. Note that Pieter Nota was succeeded as a member of the Board of Management by Marnix van Ginneken as per November 1, 2017.

Philips Group
Remuneration costs of individual members of the Board of Management in EUR
2015 - 2017
	base compensation/ salary	annual incentive [1] )	perfor mance shares [2] )	stock options [2] )	restricted share rights [2] )	pension allowan ces [3] )	pension scheme costs	other compensation [4] )	total costs
2017
F.A. van Houten	1,205,000	1,270,166	1,975,277	-	4,034	537,621	25,278	84,053	5,101,429
A. Bhattacharya	687,500	553,392	669,396	-	888	210,450	25,278	100,918	2,247,822
P.A.J. Nota [5] )	606,250	429,886	(1,203,992)	-	(188)	236,208	21,065	63,576	152,805
M.J. van Ginneken	91,667	69,168	100,022	-	75	27,796	4,213	13,120	306,061
	2,590,417	2,322,612	1,540,703	-	4,809	1,012,075	75,834	261,667	7,808,117
2016
F.A. van Houten	1,197,500	1,354,227	1,423,538	-	12,041	536,195	24,838	126,703	4,675,042
A. Bhattacharya	650,000	540,072	362,758	-	3,341	201,524	24,838	73,642	1,856,175
P.A.J. Nota	702,500	619,745	683,101	-	9,251	277,649	24,838	56,558	2,373,642
	2,550,000	2,514,044	2,469,397	-	24,633	1,015,368	74,514	256,903	8,904,859
2015
F.A. van Houten	1,168,750	768,920	1,273,940	17,713	28,279	529,387	25,241	78,035	3,890,265
A. Bhattacharya	23,551	11,937	8,968	-	183	7,315	886	998	53,838
R.H. Wirahadiraksa	664,583	239,250	(652,049)	12,045	(37,210)	290,772	24,002	29,477	570,870
P.A.J. Nota	672,500	383,112	605,749	12,045	21,964	270,529	26,302	104,918	2,097,119
	2,529,384	1,403,219	1,236,608	41,803	13,216	1,098,003	76,431	213,428	6,612,092
1) The annual incentives are related to the performance in the year reported which are paid out in the subsequent year. For more details on the annual incentives, see 2017 Annual Incentive
2) Costs of performance shares, stock options and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of stock options at the end of the lock up period and the value of performance shares and restricted share rights at the vesting/release date
3) Pension allowances are gross taxable allowances paid to members of the Board of Management. These allowances are part of the pension arrangement as agreed upon in the services contracts.
4) The stated amounts mainly concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated
5)The performance shares granted in 2015, 2016 and 2017 to Mr. P.A.J. Nota have lapsed per October 31, 2017. The same applies to the premium shares awarded as a result of restricted share right releases in the past.

For further information on remuneration costs, see Remuneration costs.

The tables below give an overview of the performance share plans and the stock option plans of the Company, held by the members of the Board of Management:

Philips Group
Number of performance shares (holdings)
in number of shares
2017
	January 1, 2017	awarded 2017	awarded dividend shares 2017	realized 2017	December 31, 2017	vesting date
F.A. van Houten	65,299	-	-	69,544	-	04.28.2017
	58,636	-	1,476	-	60,112	05.05.2018
	61,336	-	1,544	-	62,880	04.29.2019
	-	73,039	1,839	-	74,878	05.11.2020
A. Bhattacharya	11,830 [1] )	-	-	12,598	-	04.28.2017
	12,476 [1] )	-	314	-	12,790	05.05.2018
	27,571	-	694	-	28,265	04.29.2019
	-	31,822	801	-	32,623	05.11.2020
M.J. van Ginneken	16,267 [1] )	-	-	19,150	-	04.28.2017
	18,714 [1] )	-	471	-	19,185	05.05.2018
	21,697 [1] )	-	546	-	22,243	04.29.2019
	-	18,563 [1] )	467	-	19,030	05.11.2020
Performance shares (holdings)	293,826	123,424	8,152	101,292	332,006
1) Awarded before date of appointment as a member of the Board of Management

At December 31, 2017, the members of the Board of Management held 333,670 stock options (2016: 476,200; 2015: 479,881) at a weighted average exercise price of EUR 18.99 (2016: EUR 19.47; 2015: EUR 19.52).

Philips Group
Stock options (holdings)
in number of shares
2017
	January 1, 2017	granted	exercised	expired	December 31, 2017	grant price (in euros)	share (closing) price on exercise date	expiry date
F.A. van Houten	20,400 [1] )	-	-	-	20,400	22.88	-	10.18.2020
	75,000	-	-	-	75,000	20.90	-	04.18.2021
	75,000	-	-	-	75,000	14.82	-	04.23.2022
	55,000	-	-	-	55,000	22.43	-	01.29.2023
A. Bhattacharya	16,500 [1] )	-	-	-	16,500	22.88	-	10.18.2020
	16,500 [1] )	-	-	-	16,500	20.90	-	04.18.2021
	20,000 [1] )	-	-	-	20,000	15.24	-	01.30.2022
	16,500 [1] )	-	-	-	16,500	14.82	-	04.23.2022
M.J. van Ginneken	5,250 [1] )	-	-	-	5,250	12.63	-	04.14.2019
	6,720 [1] )	-	-	-	6,720	24.90	-	04.19.2020
	8,400 [1] )	-	-	-	8,400	20.90	-	04.18.2021
	10,000 [1] )	-	-	-	10,000	15.24	-	01.30.2022
	8,400 [1] )	-	-	-	8,400	14.82	-	04.23.2022
Stock options (holdings)	333,670	-	-	-	333,670
1) Awarded before date of appointment as a member of the Board of Management

Under the Long-Term Incentive Plan operative until 2013, members of the Board of Management were granted restricted share rights. During 2015 the last release of these restricted share rights took place. However, if the shares from the restricted share rights release were kept for another 3 years, members of the Board of Management received so-called ‘premium shares’. As at December 31, 2017, awarded premium shares amounted to 1,334 for F.A. van Houten, 140 for A. Bhattacharya and 150 for M.J. van Ginneken (all to be released in 2018). The premium shares to A. Bhattacharya and M.J. van Ginneken result from restricted share rights grants awarded before date of appointment as a member of the Board of Management.

See Share-based compensation for further information on performance shares, stock options and restricted share rights as well 2017 Long-Term Incentive Plan.

The accumulated annual pension entitlements and the pension costs of individual members of the Board of Management are as follows (in EUR):

Philips Group
Accumulated annual pension entitlements and pension-related costs in EUR
2017
	age at December 31, 2017	accumulated annual pension as of December 31, 2017 [1] )	total pension related costs [2] )
F.A. van Houten	57	295,007	562,899
A. Bhattacharya	56	25,539	235,728
P.A.J. Nota	53	45,442	257,273
M.J. van Ginneken	44	37,359	32,009
Pension costs			1,087,909
1) Total of entitlements under Philips pension scheme, including - if applicable - transferred pension entitlements under pension scheme(s) of previous employer(s)
2) Cost related to period of board membership and include paid pension allowances as well as pension premium paid by employer to Collective Defined Contribution plan

When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles. In 2017, no (additional) pension benefits were granted to former members of the Board of Management.

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 950,500 (2016: EUR 1,037,209; 2015: EUR 1,083,667). Former members received no remuneration.

At December 31, 2017 the members of the Supervisory Board held no stock options, performance shares or restricted shares.

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration (in EUR):

Philips Group
Remuneration of the Supervisory Board
in EUR
2015 - 2017
	membership	committees	other compensation [1] )	total
2017 [2] )
J.A. van der Veer	135,000	25,000	7,000	167,000
C. Poon	90,000	32,500	17,000	139,500
H. von Prondzynski	80,000	32,500	19,500	132,000
J.P. Tai	80,000	32,500	32,000	144,500
N. Dhawan	80,000	13,000	27,000	120,000
O. Gadiesh	80,000	13,000	19,500	112,500
D.E.I. Pyott	80,000	23,000	32,000	135,000
	625,000	171,500	154,000	950,500
2016 [2] )
J.A. van der Veer	135,000	26,667	7,000	168,667
C. Poon	90,000	32,500	22,000	144,500
C.J.A. van Lede (Jan.-May) [3] )	33,333	4,375	2,000	39,708
E. Kist (Jan.-May)	40,000	4,167	2,000	46,167
H. von Prondzynski	80,000	25,000	19,500	124,500
J.P. Tai	80,000	34,167	32,000	146,167
N. Dhawan	80,000	13,000	27,000	120,000
O. Gadiesh	80,000	13,000	19,500	112,500
D.E.I. Pyott	80,000	23,000	32,000	135,000
	698,333	175,876	163,000	1,037,209

2015 [2] )
J.A. van der Veer	135,000	31,667	7,000	173,667
C. Poon	90,000	17,500	15,000	122,500
C.J.A. van Lede	80,000	14,333	7,000	101,333
E. Kist	80,000	10,000	2,000	92,000
H. von Prondzynski	80,000	26,833	19,500	126,333
J.P. Tai	80,000	29,167	35,000	144,167
N. Dhawan	80,000	13,000	20,000	113,000
O. Gadiesh	80,000	13,000	17,000	110,000
D.E.I. Pyott (May-Dec.)	80,000	8,667	12,000	100,667
	785,000	164,167	134,500	1,083,667
1) The amounts mentioned under other compensation relate to the fee for intercontinental travel, inter-European travel (effective 2015) and the entitlement of EUR 2,000 under the Philips product arrangement
2)As of 2013, part of the remuneration of members of the Supervisory Board living in the Netherlands is subject to VAT. The amounts mentioned in this table are excluding VAT
3)After the separation of the Company, Mr. van Lede joined the Supervisory Board of Philips Lighting.

Supervisory Board members’ and Board of Management members’ interests in Philips shares

Members of the Supervisory Board and of the Executive Committee are prohibited from writing call and put options or similar derivatives of Philips securities.

Philips Group
Shares held by Board members 1 )
in number of shares
2017
	December 31, 2016	December 31, 2017
J. van der Veer	18,366	18,366
H. von Prondzynski	3,758	3,851
J.P. Tai	3,844	3,844
F.A. van Houten	189,824	233,119
A. Bhattacharya	42,913	53,974
M.J. van Ginneken	19,792	30,246
1)Reference date for board membership is December 31, 2017

Note 28Fair value of financial assets and liabilities

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

Philips Group
Fair value of financial assets and liabilities
in millions of EUR
2017
	carrying amount	estimated fair value	Level 1	Level 2	Level 3
Financial assets
Carried at fair value:
Available-for-sale financial assets	446	446	49	29	368
Securities classified as assets held for sale	1,264	1,264	1,264
Fair value through profit and loss	27	27		23	4
Derivative financial instruments	78	78		78
Financial assets carried at fair value	1,815	1,815	1,313	130	372

Carried at (amortized) cost:
Cash and cash equivalents	1,939
Loans and receivables
Current loans receivable	2
Other non-current loans and receivables	114
Receivables - current	3,909
Receivables - non-current	130
Held-to-maturity investments	1
Financial assets carried at (amortized) costs	6,095
Total financial assets	7,909	1,815	1,313	130	372

Financial liabilities
Carried at fair value:
Derivative Financial instruments	(383)	(383)		(383)
Financial liabilities carried at fair value	(383)	(383)		(383)

Carried at (amortized) cost:
Accounts payable	(2,090)
Interest accrual	(38)
Debt (Corporate bond and finance lease)	(3,378)	(3,860)	(3,579)	(281)
Debt (other bank loans, overdraft, forward contracts etc.)	(1,337)
Financial liabilities carried at (amortized) costs	(6,843)	(3,860)	(3,579)	(281)
Total financial liabilities	(7,226)	(4,243)	(3,579)	(665)
Philips Group
Fair value of financial assets and liabilities
in millions of EUR
2016
	carrying amount	estimated fair value	Level 1	Level 2	Level 3
Carried at fair value:
Available-for-sale financial assets	172	172	36	29	107
Securities classified as assets held for sale	1	1			1
Fair value through profit and loss	27	27		24	3
Derivative financial instruments	160	160		160
Financial assets carried at fair value	360	360	36	213	111

Carried at (amortized) cost:
Cash and cash equivalents	2,334
Loans and receivables
Current loans receivable	101	101		101
Non-current loans and receivables	134
Loans to investment in associates
Loans held for sale
Receivables - current	5,327
Receivables - non-current	155
Held-to-maturity investments	2
Financial assets carried at (amortized) costs	8,053	101		101
Total financial assets	8,413	461	36	314	111

Financial liabilities
Carried at fair value:
Derivative financial instruments	(873)	(873)		(873)
Financial liabilities carried at fair value	(873)	(873)		(873)

Carried at (amortized) cost:
Accounts payable	(2,848)
Interest accrual	(68)
Debt (Corporate bond and finance lease)	(5,095)	(5,474)	(3,990)	(1,484)
Debt (other bank loans, overdraft etc.)	(511)
Financial liabilities carried at (amortized) costs	(8,522)	(5,474)	(3,990)	(1,484)
Total financial liabilities	(9,395)	(6,347)	(3,990)	(2,357)

The table above represents categorization of measurement of the estimated fair values of financial assets and liabilities.

Specific valuation techniques used to value financial instruments include:

Level 1

Instruments included in level 1 are comprised primarily of listed equity investments classified as available-for-sale financial assets, investees and financial assets designated at fair value through profit and loss, including the investment in Philips Lighting which is held for sale as of December 31, 2017.

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

The retained investment in the combined businesses of Lumileds and Automotive is classified as an available-for-sale financial asset recognized at fair value of EUR 243 million, based on a valuation model with inputs, including discount rates and multiples, which are market-corroborated to the extent possible, and hence classified as Level 3 in the fair value hierarchy.

A sensitivity analysis conducted for the combined businesses of Lumileds and Automotive as of January 2018 shows that if the earnings were to increase instantaneously by 10% from the assumption at December 31, 2017, with all other variables (including foreign exchange rates) held constant, the fair value of the asset would increase by 28%. If there was a decrease of 10% in earnings, this would reduce the market value of the asset by approximately 26%.

If the valuation multiples were to increase instantaneously by 10% from the assumption at December 31, 2017, with all other variables (including foreign exchange rates) held constant, the fair value of the asset would increase by 18% while if there was a decrease of 10% in valuation multiples, this would reduce the market value of the asset by approximately 17%.

The table below shows the reconciliation from the beginning balance to the end balance for fair value measured in Level 3 of the fair value hierarchy.

Philips Group
Reconciliation of the fair value hierarchy
in millions of EUR
2017
financial assets
Balance as of January 1, 2017	111
Gains and losses recognized in:
in profit or loss	2
in other comprehensive income	(83)
Purchase	356
Sales	(10)
Transfer to assets held for sale	(4)
Balance as of December 31, 2017	372

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
Philips Group
Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements
in millions of EUR
2016 - 2017
	2016	2017
Derivatives
Gross amounts of recognized financial assets	160	78
Gross amounts of recognized financial liabilities offset in the balance sheet
Net amounts of financial assets presented in the balance sheet	160	78

Related amounts not offset in the balance sheet
Financial instruments	(92)	(38)
Cash collateral received
Net amount	68	39
Philips Group
Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements
in millions of EUR
2016 - 2017
	2016	2017
Derivatives
Gross amounts of recognized financial liabilities	(873)	(383)
Gross amounts of recognized financial assets offset in the balance sheet
Net amounts of financial liabilities presented in the balance sheet	(873)	(383)

Related amounts not offset in the balance sheet
Financial instruments	92	38
Cash collateral received
Net amount	(781)	(345)

Note 29Details of treasury / other financial risks

Philips is exposed to several types of financial risks. This note further analyzes financial risks. Philips does not purchase or hold derivative financial instruments for speculative purposes. Information regarding financial instruments is included in Fair value of financial assets and liabilities.

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

The rating of the Company’s debt by major rating services may improve or deteriorate. As a result, Philips’ future borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group. At December 31, 2017, Philips had EUR 1,939 million in cash and cash equivalents (2016: EUR 2,334 million), within which short-term deposits of EUR 1,302 million (2016: EUR 1,299 million). Philips pools cash from subsidiaries to the extent legally and economically feasible; cash not pooled remains available for the Company’s operational or investment needs.

Philips faces cross-border foreign exchange controls and/or other legal restrictions in a few countries that could limit its ability to make these balances available on short notice for general use by the group.

Furthermore, Royal Philips has a USD 2.5 billion Commercial Paper Programme and a EUR 1 billion committed revolving credit facility that can be used for general group purposes, such as a backstop for its Commercial Paper Programme. As of December 31, 2017, Royal Philips did not have any amounts outstanding under any of these facilities. A description of Philips’ credit facilities can be found in Debt.

Additionally, Philips also held EUR 49 million of equity investments in available-for-sale financial assets (fair value at December 31, 2017). Furthermore, Philips is also a shareholder in Philips Lighting (EUR 1,264 million at year-end 2017) which is publicly listed and classified as asset held for sale.

The table below presents a summary of the Group’s fixed contractual cash obligations and commitments at December 31, 2017. These amounts are an estimate of future payments which could change as a result of various factors such as a change in interest rates, contractual provisions, as well as changes in our business strategy and needs. Therefore, the actual payments made in future periods may vary from those presented in the following table:

Philips Group
Contractual cash obligations 1 , 2 )
in millions of EUR
2017
		payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt [3] )	4,314	465	1,170	878	1,801
Finance lease obligations	306	93	131	53	29
Short-term debt	120	120
Operating leases	741	172	226	147	196
Derivative liabilities	370	167	109		95
Interest on debt	1,785	132	252	226	1,175
Purchase obligations [4] )	480	145	217	86	31
Trade and other payables	2,090	2,090
Contractual cash obligations	10,205	3,383	2,105	1,389	3,328
1)Obligations in this table are undiscounted
2)This table excludes pension contribution commitments and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement
3)Long-term debt includes short-term portion of long-term debt and excludes finance lease obligations
4)Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding for the Group. They specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. They do not include open purchase orders or other commitments which do not specify all significant terms.

Certain Philips suppliers factor their trade receivables from Philips with third parties through supplier finance arrangements. At December 31, 2017 approximately EUR 286 million of the Philips accounts payable were known to have been sold onward under such arrangements whereby Philips confirms invoices. Philips continues to recognize these liabilities as trade payables and will settle the liabilities in line with the original payment terms of the related invoices.

Currency risk

Currency risk is the risk that reported financial performance or the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Philips operates in many countries and currencies and therefore currency fluctuations may impact Philips’ financial results. Philips is exposed to currency risk in the following areas:

  Transaction exposures, related to anticipated sales and purchases and on-balance-sheet receivables/payables resulting from such transactions
  Translation exposure of foreign-currency intercompany and external debt and deposits
  Translation exposure of net income in foreign entities
  Translation exposure of foreign-currency-denominated equity invested in consolidated companies
  Translation exposure to equity interests in non-functional-currency investments in associates and available-for-sale financial assets.

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

The following table outlines the estimated nominal value in millions of EUR for committed and anticipated transaction exposure and related hedges for Philips’ most significant currency exposures consolidated as of December 31, 2017:

Philips Group
Estimated transaction exposure and related hedges
in millions of EUR
2017
	Receivables		Payables
	exposure	hedges	exposure	hedges
Balance as of December 31, 2017
Exposure currency
USD	1,217	(857)	(583)	488
JPY	666	(369)	(6)	5
CAD	272	(153)	(8)	8
GBP	245	(147)	(20)	20
CNY	178	(98)	(86)	86
AUD	175	(100)
CHF	117	(65)	(1)	1
PLN	122	(73)
SEK	73	(42)	(1)	1
CZK	45	(25)
RUB	41	(41)	(2)	1
Others	244	(219)	(160)	150
Total 2017	3,395	(2,189)	(867)	760
Total 2016	4,211	(2,412)	(1,764)	1,344

The change in exposures and related hedges compared to 2016 is mainly driven by the deconsolidation of Philips Lighting. Philips uses foreign exchange spot and forward contracts, as well as zero cost collars in hedging the exposure. The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance-sheet accounts receivable/payable and forecasted sales and purchases. Changes in the value of on-balance-sheet foreign-currency accounts receivable/payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under costs of sales. Hedges related to forecasted transactions, where hedge accounting is applied, are accounted for as cash flow hedges. The results from such hedges are deferred in other comprehensive income within equity to the extent that the hedge is effective. As of December 31, 2017, a gain of EUR 23 million was deferred in equity as a result of these hedges (2016: EUR 10 million gain). The result deferred in equity will be released to earnings mostly during 2018 at the time when the related hedged transactions affect the income statement. During 2017, a net gain of EUR 0.1 million (2016: EUR 5 million net gain) was recorded in the consolidated statement of income as a result of ineffectiveness on certain anticipated cash flow hedges.

The total net fair value of hedges related to transaction exposure as of December 31, 2017, was an unrealized asset of EUR 21 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 102 million in the value of the derivatives; including a EUR 53 million increase related to foreign exchange transactions of the USD against the EUR, a EUR 17 million increase related to foreign exchange transactions of the JPY against the EUR, a EUR 10 million increase related to foreign exchange transactions of the GBP against the EUR, a EUR 6 million increase related to foreign exchange transactions of the PLN against the EUR and a EUR 5 million increase related to foreign exchange transactions of the CHF against the EUR.

The EUR 102 million increase includes a gain of EUR 10 million that would impact the income statement, which would largely offset the opposite revaluation effect on the underlying accounts receivable and payable, and the remaining gain of EUR 92 million would be recognized in equity to the extent that the cash flow hedges were effective.

The total net fair value of hedges related to transaction exposure as of December 31, 2016, was an unrealized asset of EUR 15 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 98 million in the value of the derivatives; including a EUR 46 million increase related to foreign exchange transactions of the USD against the EUR, a EUR 18 million increase related to foreign exchange transactions of the JPY against the EUR, a EUR 10 million increase related to foreign exchange transactions of the GBP against the EUR, and a EUR 5 million increase related to foreign exchange transactions of the AUD against the EUR.

Foreign exchange exposure also arises as a result of inter-company loans and deposits. Where the Company enters into such arrangements, the financing is generally provided in the functional currency of the subsidiary entity. The currency of the Company’s external funding and liquid assets is matched with the required financing of subsidiaries, either directly through external foreign currency loans and deposits, or synthetically by using foreign exchange derivatives, including cross currency interest rate swaps and foreign exchange forward contracts. In certain cases where group companies may also have external foreign currency debt or liquid assets, these exposures are also hedged through the use of foreign exchange derivatives. Changes in the fair value of hedges related to this exposure are recognized within financial income and expenses in the statements of income. When such loans would be considered part of the net investment in the subsidiary, net investment hedging would be applied.

Translation exposure of foreign-currency equity invested in consolidated entities may be hedged. If a hedge is entered into, it is accounted for as a net investment hedge. Net current-period change, before tax, of the currency translation reserve of EUR 1,177 million relates mainly to the negative impact of the stronger EUR against the foreign currencies of countries in which Philips’ operations are located. The change in currency translation reserve was mostly related to the development of the USD.

As of December 31, 2017, cross-currency interest rate swaps with a fair value liability of EUR 330 million and external bond funding for a nominal value of USD 2,535 million were designated as net investment hedges of our financing investments in foreign operations. During 2017 a total gain of EUR 1.4 million was recognized in the income statement as ineffectiveness on net investment hedges.

The total net fair value of financing derivatives as of December 31, 2017, was a liability of EUR 326 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 213 million in the value of the derivatives, including a EUR 208 million increase related to the USD.

As of December 31, 2016, cross-currency interest rate swaps with a fair value liability of EUR 726 million and external bond funding for a nominal value of USD 3,774 million were designated as net investment hedges of our financing investments in foreign operations. During 2016 a total gain of EUR 0.2 million was recognized in the income statement as ineffectiveness on net investment hedges.

The total net fair value of financing derivatives as of December 31, 2016, was a liability of EUR 728 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 53 million in the value of the derivatives, including a EUR 62 million increase related to the USD.

Philips does not currently hedge the foreign exchange exposure arising from equity interests in non-functional-currency investments in associates and available-for-sale financial assets.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Philips had outstanding debt of EUR 4,715 million (2016: EUR 5,606 million), which created an inherent interest rate risk. Failure to effectively hedge this risk could negatively impact financial results. At year-end, Philips held EUR 1,939 million in cash and cash equivalents (2016: EUR 2,334 million), and had total long-term debt of EUR 4,044 million (2016: EUR 4,021 million) and total short-term debt of EUR 672 million (2016: EUR 1,585 million). At December 31, 2017, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 72%, compared to 47% one year earlier (figure updated to align definition).

A sensitivity analysis conducted as of January 2018 shows that if long-term interest rates were to decrease instantaneously by 1% from their level of December 31, 2017, with all other variables (including foreign exchange rates) held constant, the fair value of the fixed-rate long-term debt (excluding forward contracts) would increase by approximately EUR 271 million. If there was an increase of 1% in long-term interest rates, this would reduce the market value of the fixed-rate long-term debt (excluding forward contracts) by approximately EUR 271 million.

If interest rates were to increase instantaneously by 1% from their level of December 31, 2017, with all other variables held constant, the annualized net interest expense would decrease by approximately EUR 12 million. This impact was based on the outstanding net cash position (after excluding fixed-rate debt) at December 31, 2017.

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

If interest rates were to increase instantaneously by 1% from their level of December 31, 2016, with all other variables held constant, the annualized net interest expense would decrease by approximately EUR 7 million. This impact was based on the outstanding net cash position (after excluding fixed-rate debt) at December 31, 2016.

Equity price risk

Equity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in equity prices.

Philips is a shareholder in some publicly listed companies, including Philips Lighting and Corindus Vascular Robotics. As a result, Philips is exposed to potential financial loss through movements in their share prices. The aggregate equity price exposure in such financial assets amounted to approximately EUR 1,313 million at year-end 2017 (2016: EUR 36 million). Philips does not hold derivatives in the above-mentioned listed companies. Philips also has shareholdings in several privately-owned companies amounting to EUR 397 million, mainly consisting of the combined businesses in Lumileds and Automotive. As a result, Philips is exposed to potential value adjustments.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.

Philips is a purchaser of certain base metals, precious metals and energy. Philips may hedge certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. The commodity price derivatives that Philips may enter into are accounted for as cash flow hedges to offset forecasted purchases. As of December 2017, Philips does not have any outstanding commodity derivatives.

As of December 2016, Philips did not have any outstanding commodity derivatives.

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

The Company does not enter into any financial derivative instruments to protect against default by financial institutions. However, where possible the Company requires all financial institutions with which it deals in derivative transactions to complete legally enforceable netting agreements under an International Swap Dealers Association master agreement or otherwise prior to trading, and whenever possible, to have a strong credit rating from Fitch and Standard & Poor’s Investor Services. Philips also regularly monitors the development of the credit risk of its financial counterparties. Wherever possible, cash is invested and financial transactions are concluded with financial institutions with strong credit ratings or with governments or government-backed institutions.

The table below shows the number of financial institutions with credit rating A- and above with which Philips has cash at hand and short-term deposits above EUR 10 million as of December 31, 2017.

Philips Group
Credit risk with number of counterparties
for deposits above EUR 10 million
2017
	10-100 million	100-500 million
AA- rated bank counterparties		2
A+ rated bank counterparties		2
A rated bank counterparties	1	3
A- rated bank counterparties		1
	1	8

For an overview of the overall maximum credit exposure of the group’s financial assets, please refer to Fair value of financial assets and liabilities for details of carrying amounts and fair value.

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

As of December 31, 2017, the Company had country risk exposure of EUR 9.3 billion in the United States, EUR 4.4 billion in the Netherlands and EUR 1.3 billion in China (including Hong Kong). Other countries higher than EUR 500 million are Japan (EUR 598 million) and the United Kingdom (EUR 534 million). Germany exceeded EUR 300 million but was less than EUR 500 million. The degree of risk of a country is taken into account when new investments are considered. The Company does not, however, use financial derivative instruments to hedge country risk.

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

To lower exposures and to avoid potential losses, Philips has a global Risk Engineering program in place. The main focus of this program is on property damage and business interruption risks including company interdependencies. Regular on-site assessments take place at Philips locations and business-critical suppliers by risk engineers of the insurer in order to provide an accurate assessment of the potential loss and its impact. The results of these assessments are shared across the Company’s stakeholders. On-site assessments are carried out against the predefined Risk Engineering standards, which are agreed between Philips and the insurers. Recommendations are made in a Risk Improvement report and are monitored centrally. This is the basis for decision-making by the local management of the business as to which recommendations will be implemented.

For all policies, deductibles are in place, which vary from EUR 0.25 million to EUR 5 million per occurrence and this variance is designed to differentiate between the existing risk categories within Philips. Above this first layer of working deductibles, Philips operates its own re-insurance captive, which during 2017 retained EUR 2.5 million per occurrence for property damage and business interruption losses and EUR 5 million in the aggregate per year. For general and product liability claims, the captive retained EUR 1.5 million per claim and EUR 6 million in the aggregate. New contracts were signed on December 31, 2017, for the coming year, whereby the re-insurance captive retentions changed. Property damage and business interruption insurance is no longer re-insured by the captive and the captive retention for general, product and cyber liability claims is set at EUR 5 million per occurrence and EUR 10 million in the annual aggregate.

Note 30Subsequent events

There are no significant subsequent events which require disclosure.

12Company financial statements

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

The accounting policies are described in Significant accounting policies of the Group financial Statements and are deemed incorporated and repeated herein by reference.

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

Additional information

For “Additional information” within the meaning of Section 2:392 of the Dutch Civil Code, please refer to Independent auditor’s report and Appropriation of profits and profit distributions .

12.1Statements of income

Koninklijke Philips N.V.
Statements of income
in millions of EUR
For the year ended December 31
	2016	2017
Sales A	422	363
Cost of sales	(34)	(35)
Gross margin	388	328
Selling expenses	(17)	(11)
General and administrative expenses	(21)	(27)
Other business income (expense) B	59	489
Income from operations C	409	780
Financial income D	448	642
Financial expenses D	(466)	(444)
Income before taxes	391	978
Income tax expense E	(142)	(73)
Income after tax	249	906
Results relating to investments in associates H	4	(109)
Net income (loss) from group companies	1,195	860
Net income	1,448	1,657

Amounts may not add up due to rounding.

12.2Balance sheets before appropriation of results

Koninklijke Philips N.V.
Balance sheets
in millions of EUR
As of December 31
	2016	2017
Assets
Non-current assets
Property, plant and equipment	1	1
Intangible assets G	80	56
Financial fixed assets H	22,012	19,246
Non-current receivables	79	43
Deferred tax assets	548	457
Other non-current financial assets I	148	171
Total non-current assets	22,868	19,974
Current assets
Current financial assets	91	1
Receivables J	8,458	11,436
Cash and cash equivalents K	756	1,109
Total current assets	9,305	12,546
Total assets	32,173	32,521

Equity
Common shares	186	188
Capital in access of par value	3,083	3,311
Legal Reserves	1,995	1,088
Other Reserves	5,834	5,755
Net income	1,448	1,657
Total equity	12,546	11,999

Liabilities
Non-current liabilities
Long-term debt M	2,602	3,843
Long-term provisions	7	7
Deferred tax liabilities	11	11
Other non-current liabilities	667	356
Total non-current liabilities	3,287	4,217
Current liabilities
Short-term debt M	15,815	16,002
Other current liabilities N	525	303
Total current liabilities	16,340	16,305
Liabilities and shareholders’ equity	32,173	32,521

Amounts may not add up due to rounding.

12.3Statement of changes in equity

Koninklijke Philips N.V.
Statement of changes in equity
in millions of EUR
For the year ended December 31
	common shares	capital in excess of par value	available-for-sale financial assets	cash flow hedges	affiliated companies	currency translation differences	retained earnings [1] )	treasury shares	net income	shareholders’ equity
			legal reserves				other reserves
Balance as of January 1, 2017	186	3,083	36	10	715	1,234	6,015	(181)	1,448	12,546
Appropriation of prior year result							1,448		(1,448)
Net income									1,657	1,657
Release revaluation reserve
Net current period change			(66)	33	(12)	(1,072)	436			(681)
Income tax on net current period change			(1)	(3)		39				35
Reclassification into income			1	(17)		191				175
Dividend distributed	2	356					(742)			(384)
Cancellation of treasury shares
Purchase of treasury shares								(318)		(318)
Re-issuance of treasury shares		(205)					3	334		133
Forward contracts							(1,018)	(61)		(1,079)
Share call options							95	(255)		(160)
Share-based compensation plans		85								85
Income tax on share-based compensation plans		(8)								(8)
Balance as of December 31, 2017	188	3,311	(30)	23	703	392	6,237	(481)	1,657	11,999
1)The presentation of prior-year information has been updated to address two tax related adjustments as explained in note 1, Significant accounting policies.

Amounts may not add up due to rounding.

12.4Notes

Notes to the Company financial statements

Note ASales

Sales relate to external sales and mainly comprise license income from intellectual property rights owned by the Company.

Note BOther business income

Koninklijke Philips N.V.
Other Business Income
in millions of EUR
2016-2017
	2016	2017
Other business income (expense) from deconsolidation of Philips Lighting		538
Other business income (expense) from sale of Lumileds		(96)
Other	59	48
Total Other Business Income	59	489

Other business income includes the result which was recognized upon the deconsolidation of Philips Lighting and also reflects a part of the result which was booked upon the sale of the combined Lumileds and Automotive businesses. For more details, please refer to Discontinued operations and assets classified as held for sale in the Group financial statements, which is deemed incorporated and repeated herein by reference.

Other includes income and expense from transactions with group companies regarding overhead services and brand license agreements.

Note CSales and costs by nature

Koninklijke Philips N.V.
Sales and costs by nature
in millions of EUR
2016 - 2017
	2016	2017
Sales	422	363
Costs of materials used	(6)	(5)
Employee benefit expenses	(13)	(19)
Depreciation and amortization	(14)	(30)
Advertising and promotion	(7)	(4)
Other operational costs	(31)	(15)
Other business income (expenses)	59	489
Income from operations	409	780

For a summary of the audit fees related to the Philips Group, please refer to the Group Financial statements Income from operations, which is deemed incorporated and repeated herein by reference.

Note DFinancial income and expense

Financial income mainly consists of interest received from intercompany financing transactions. Interest received from third parties was EUR 9 million (2016: EUR 21 million).

Note EIncome tax

Koninklijke Philips N.V. is head of the fiscal unity that exists for Dutch corporate income tax purposes.

The income tax expense of EUR 73 million reported in the Company Statements of income represents the consolidated amount of current and deferred tax expense for all members of the fiscal unity. The effective tax rate increased in 2017 compared to 2016, mainly due to changes in the contribution of income of members of the fiscal unity to the total taxable result of the fiscal unity, as compared to the Company’s contribution. The effective tax rate in 2017 is low compared to the Dutch statutory tax rate of 25%, mainly due to income relating to participations not being subject to tax.

At December 31, 2017, net operating loss and tax credit carryforwards for which no deferred tax assets have been recognized in the balance sheet amount to EUR 20 million.

Note FEmployees

The number of persons having a contract with the Company at the year-end 2017 was 8 (2016: 8):

  3 of them had a services contract;
  5 of them had a contract of employment.

They were all posted in the Netherlands.

For the remuneration of past and present members of both the Board of Management and the Supervisory Board, please refer to Information on remuneration, of this Annual Report, which is deemed incorporated and repeated herein by reference.

Note GIntangible assets

Intangible assets include mainly licenses and patents. The changes during 2017 are as follows;

Koninklijke Philips N.V.
Intangible assets
in millions of EUR
2017
Balance as of January 1, 2017:
Cost	113
Amortization/ impairments	(33)
Book value	80
Changes in book value:
Reclassifications
Additions	6
Amortization	(18)
Impairment	(12)
Total changes	(24)
Balance as of December 31, 2017:
Cost	106
Amortization/ impairments	(50)
Book value	56

Note HFinancial fixed assets

The investments in group companies and associates are presented as financial fixed assets in the balance sheet using the equity method, with the exception of the retained interest in Philips Lighting (presented under Investments in associates) for which we use the accounting treatment explained below. Goodwill paid upon acquisition of investments in group companies or associates is included in the net equity value of the investment and is not shown separately on the face of the balance sheet. Loans provided to group companies are stated at amortized cost, less impairment.

Investments in associates represent minority investments in various companies, with the 29.01% interest in Philips Lighting being the most notable investment. The valuation basis for the retained interest is the lower of the carrying value as per November 28, 2017 based on the closing share price of EUR 32.975 (the date of initial recognition of an investment in associate in the Company balance sheet) or the value based on the stock price, less cost to sell, at reporting date.

The changes during 2017 were as follows:

Koninklijke Philips N.V.
Financial fixed assets
in millions of EUR
2017
	investments in group companies	investments in associates	loans	total
Balance as of January 1, 2017	13,891	57	8,064	22,012
Changes:
Acquisitions/additions	887	1,374	264	2,524
Sales/redemption	(2,247)	(7)	(1,801)	(4,055)
Net income from affiliated companies	860	(1)		859
Dividends received	(213)			(213)
Value adjustment		(109)		(109)
Translation differences	(1,036)	(5)	(731)	(1,772)
Balance as of December 2017	12,142	1,308	5,796	19,246

The changes reflected in the table above mainly relate to the sale of the combined Lumileds and Automotive businesses, the deconsolidation of Philips Lighting (both described in Discontinued operations and assets classified as held for sale) and aquisitions described in Acquisitions and divestments. These notes are part of the Group financial statements, which are deemed incorporated and repeated herein by reference.

The line acquisitions/additions relates to capital injections in group companies, internal restructurings of group companies (mainly relating to legal entities belonging to the combined Lumileds and Automotive businesses), new acquisitions and the initial recognition of Philips Lighting as an investment in associate (EUR 1,368 million).

The line sales/redemptions mainly relates to the divestment of legal entities belonging to the combined Lumileds and Automotive businesses, the deconsolidation of Philips Lighting and internal restructuring transactions.

The line dividends received represents interim dividends paid by group companies to Koninklijke Philips N.V.

The line value adjustments mainly reflects the adjustment in the value of our retained interest in Philips Lighting (EUR 104 million).

The line translation adjustments reflects value adjustments of net invested capital in foreign group companies and loans to group companies denominated in other currencies than EUR. The value decline is mainly due to the lower USD/EUR rate.

A list of investments in group companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code, Book 2, Sections 379 and 414), is deposited at the Chamber of Commerce in Eindhoven, Netherlands.

Note IOther financial assets

The changes during 2017 were as follows:

Koninklijke Philips N.V.
Other financial assets
in millions of EUR
2017
	available-for-sale financial assets	loans and receivables	financial assets at fair value through profit and loss	total
Balance as of January 1, 2017	118	30		148
Changes:
Reclassifications		(1)		(1)
Acquisitions/additions	36			36
Sales/redemptions/ reductions	(10)	(2)	(2)	(14)
Impairments	-	-		-
Value adjustments	4	-	2	6
Translation differences	(4)	-	-	(4)
Balance as of December 31, 2017	144	27		171
Available-for-sale financial assets

The Company’s investments in available-for-sale financial assets mainly consist of investments in common shares of companies in various industries. The line acquisitions/additions mainly relates to capital calls for certain investment funds. The line sales/redemptions/reductions relates to distribution notes from those investment funds.

Note JReceivables

Koninklijke Philips N.V.
Receivables
in millions of EUR
2016 - 2017
	2016	2017
Trade accounts receivable	86	74
Receivables from group companies	8,176	11,183
Other receivables	50	101
Advances and prepaid expenses	12	6
Derivative instruments - assets	134	73
Receivables	8,458	11,436

The Company’s receivables from group companies mainly include the receivables that arose from intercompany in house bank contracts.

Note KCash and cash equivalents

Cash and cash equivalents are all freely available. The increase of cash and cash equivalents was mainly due to the proceeds from sale of combined Lumileds and Automotive businesses, disposal of Philips Lighting shares and internal cash transfers.

Note LShareholders’ equity

Common shares

As of December 31, 2017, authorized common shares consist of 2 billion shares (December 31, 2016: 2 billion; December 31, 2015: 2 billion) and the issued and fully paid share capital consists of 940,909,027 common shares, each share having a par value of EUR 0.20 (December 31, 2016: 929,644,864).

The following table shows the movements in the outstanding number of shares:

Koninklijke Philips N.V.
Outstanding number of shares
in number of shares
2016 - 2017
	2016	2017
Balance as of January 1	917,103,586	922,436,563
Dividend distributed	17,344,462	11,264,163
Purchase of treasury shares	(25,193,411)	(19,841,595)
Re-issuance of treasury shares	13,181,926	12,332,592
Balance as of December 31	922,436,563	926,191,723

Preference shares

As a means to protect the Company and its stakeholders against an unsolicited attempt to obtain (de facto) control of the Company, the Annual General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised as of December 31, 2017 and no preference shares have been issued. Authorized preference shares consist of 2 billion shares as of December 31, 2017 (December 31, 2016: 2 billion).

Options, restricted and performance shares

The Company has granted stock options on its common shares and rights to receive common shares in the future. Please refer to Share-based compensation, which is deemed incorporated and repeated herein by reference.

Treasury shares

In connection with the Company’s share repurchase programs (see next paragraph for Share repurchase methods for the purposes of share deliveries under share-based compensation plans and capital reduction), shares which have been repurchased and are held in Treasury for the purpose of (i) delivery upon exercise of options, restricted and performance share programs, and (ii) capital reduction, are accounted for as a reduction of shareholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

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

The following transactions took place resulting from employee option and share plans:

Koninklijke Philips N.V.
Employee option and share plan transactions
2016 - 2017
	2016	2017
Shares acquired	8,601,426	15,222,662
Average market price	EUR 24.73	EUR 31.81
Amount paid	EUR 213 million	EUR 484 million
Shares delivered	13,181,926	12,332,592
Average price (FIFO)	EUR 25.86	EUR 27.07
Cost of delivered shares	EUR 341 million	EUR 334 million
Total shares in treasury at year-end	7,208,301	10,098,371
Total cost	EUR 181 million	EUR 331 million

In order to reduce share capital, the following transactions took place:

Koninklijke Philips N.V.
Share capital transactions
2016 - 2017
	2016	2017
Shares acquired	16,591,985	4,618,933
Average market price	EUR 23.84	EUR 32.47
Amount paid	EUR 396 million	EUR 150 million
Reduction of capital stock (shares)	18,829,985
Reduction of capital stock	EUR 450 million
Total shares in treasury at year-end		4,618,933
Total cost		EUR 150 million

Share purchase transactions related to employee option and share plans, as well as transactions related to the reduction of share capital, involved a cash outflow of EUR 642 million, which includes the impact of taxes. A cash inflow of EUR 227 million from treasury shares mainly includes settlements of share-based compensation plans.

Share repurchase methods for the purposes of share deliveries under share-based compensation plans and capital reduction

During 2017, Royal Philips repurchased shares for covering obligations resulting from past and present share-based compensation programs via three different methods: (i) daily share buy-back repurchases in the open market via an intermediary (ii) repurchase of shares via forward contracts for future delivery of shares (iii) the unwinding of call options on own shares. In 2017, Royal Philips also entered into forward contracts with several banks to repurchase shares for capital reduction purposes. The methods (ii) and (iii) are detailed below.

Forward share repurchase contracts

In order to hedge commitments under share-based compensation plans, Philips entered into a forward contract in the first quarter of 2017. This transaction involved 3 million shares. This resulted in a reduction of Retained earnings of EUR 81 million against Short-term liabilities. In 2017, there were three settlements under the forward share buy-back contract involving 2,250,000 shares, resulting in a EUR 61 million increase in Retained earnings against Treasury shares. The remaining 750,000 shares, with a forward price of EUR 27.03, will be repurchased in the first quarter of 2018.

In order to reduce its share capital, Royal Philips also entered into six forward contracts. In 2017, EUR 998 million was deducted from Retained earnings and was recorded against Short-term liabilities. The forward contacts involved 31,020,000 shares with a settlement date varying between October 2018 and June 2019 and a weighted average forward price of EUR 32.22. For further information on the forward contracts please refer to Debt of Group financial statements, which is deemed incorporated and repeated herein by reference.

Share call options

During 2016 Philips bought EUR and USD-denominated call options to hedge options granted under share-based compensation plans before 2013.

In 2017, the Company unwound 5,268,741 EUR-denominated and 2,661,016 USD-denominated call options against the transfer of the same number of Royal Philips shares (7,929,757 shares) and an additional EUR 160 million cash payment to the buyer of the call options.

The number of outstanding EUR denominated options were 3,287,125 and USD-denominated options were 2,974,344 as of December 2017.

Dividend distribution

In June 2017, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 742 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 48% of the shareholders elected for a share dividend, resulting in the issuance of 11,264,163 new common shares. The settlement of the cash dividend involved an amount of EUR 384 million (including costs).

A proposal will be submitted to the 2018 Annual General Meeting of Shareholders to pay a dividend of EUR 0.80 per common share, in cash or shares at the option of the shareholders, against the net income of the Company for 2017.

Legal reserves

As of December 31, 2017, legal reserves relate to unrealized losses on available-for-sale financial assets of EUR 30 million (2016: EUR 36 million), unrealized gains on cash flow hedges of EUR 23 million (2016: EUR 10 million unrealized losses), ‘affiliated companies’ of EUR 703 million (2016: EUR 715 million) and unrealized currency translation gains of EUR 393 million (2016: EUR 1,234 million unrealized gains).

The item ‘affiliated companies’ relates to the ‘wettelijke reserve deelnemingen’, which is required by Dutch law. This reserve relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

Limitations in the distribution of shareholders’ equity

As at December 31, 2017, pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity of EUR 1,306 million. Such limitations relate to common shares of EUR 188 million, unrealized gains related to cash flow hedges of EUR 23 million, unrealized currency translation gains of EUR 393 million and ‘affiliated companies’ of EUR 703 million. The unrealized losses related to available-for-sale financial assets of EUR 30 million, qualify as a legal reserve and reduce the distributable amount due to the fact that this reserve is negative.

As at December, 2016, pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity of EUR 2,181 million. Such limitations relate to common shares of EUR 186 million, as well as available-for-sale financial assets of EUR 36 million, unrealized gains related to cash flow hedges of EUR 10 million, unrealized currency translation gains of EUR 1,234 million and ‘affiliated companies’ of EUR 715 million.

Note MDebt

Long-term debt

Koninklijke Philips N.V.
Long-term debt
in millions of EUR, unless otherwise stated
2016 - 2017
	(range of) interest rates	average interest rate	amount outstanding in 2017	amount due in 1 year	amount due after 1 year	amount due after 5 years	average remaining term (in years)	amount outstanding in 2016
USD bonds	3.8 - 7.8%	5.4%	2,137		2,137	1,305	13.3	3,608
EUR bonds	0.0 - 0.5%	0.3%	997		997	496	3.7
Intercompany financing	1.3% - 3.8%	3.3%	118	118				584
Bank borrowings	0.9-0.9%	0.9%	178	44	133		2.1	200
Other long-term debt	0.0-0.9%	0.9%	19	19			1.0	37
Forward contracts			970	394	576		1.2
			4,418	575	3,843	1,801		4,429
Corresponding amount in 2016			4,429	1,827	2,602	2,424		5,632

The following amounts of the long-term debt as of December 31, 2017, are due in the next five years:

Koninklijke Philips N.V.
Long-term debt due in the next five years
in millions of EUR
2017
2018	575
2019	1,121
2020	44
2021	44
2022	833
Long -term debt	2,617
Corresponding amount in 2016	2,005

For redemption and other further information, refer to Debt in the group financial statements, which is deemed incorporated and repeated herein by reference.

Short-term debt

Short-term debt mainly relates to the current portion of outstanding external and intercompany long-term debt of EUR 575 million (2016: EUR 1,827 million), other debt to group companies totaling EUR 15,378 million (2016: EUR 13,976 million) and short-term bank borrowings of EUR 0.03 million (2016: EUR 7 million).

Note NOther current liabilities

Koninklijke Philips N.V.
Other current liabilities
in millions of EUR
2016 - 2017
	2016	2017
Other short-term liabilities	12	18
Accrued expenses	181	82
Derivative instruments - liabilities	332	203
Other current liabilities	525	303

Note OContractual obligations and contingent liabilities not appearing in the balance sheet

The Company has entered into contracts with venture capitalists where it committed itself to make, under certain conditions, capital contributions to their investment funds to an aggregated amount of EUR 83 million (2016: EUR 90 million) until June 30, 2021. As at December 31, 2017 capital contributions already made to this investment funds are recorded as available-for-sale financial assets within Other non-current financial assets.

General guarantees as referred to in Section 403, Book 2, of the Dutch Civil Code, have been given by the Company on behalf of several group companies in the Netherlands. The liabilities of these companies to third parties and investments in associates totaled EUR 1,224 million as of year-end 2017 (2016: EUR 1,170 million). Guarantees totaling EUR 484 million (2016: EUR 667 million) have also been given on behalf of other group companies. As at December 31, 2017 there have been no credit guarantees given on behalf of unconsolidated companies and third parties (2016: also nil).

The Company is the head of a fiscal unity that contains the most significant Dutch wholly-owned group companies. The Company is therefore jointly and severally liable for the tax liabilities of the tax entity as a whole. For additional information, please refer to Contingent assets and liabilities, which is deemed incorporated and repeated herein by reference.

Note P Appropriation of profits and profit distributions

Pursuant to article 34 of the articles of association of the Company, a dividend will first be declared on preference shares out of net income. The remainder of the net income, after any retention by way of reserve with the approval of the Supervisory Board, shall be available for distribution to holders of common shares subject to shareholder approval after year-end. As of December 31, 2017, the issued share capital consists only of common shares. No preference shares have been issued. Article 33 of the articles of association of the Company gives the Board of Management the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board.

A proposal will be submitted to the 2018 Annual General Meeting of Shareholders to pay a dividend of EUR 0.80 per common share, in cash or shares at the option of the shareholders, against the net income of the Company for 2017.

Note QSubsequent events

There are no significant subsequent events which require disclosure.

12.5 Independent auditor’s report

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Report on the audit of the financial statements 2017 included in the annual report

Our opinion

We have audited the financial statements 2017 of Koninklijke Philips N.V. (the Company), based in Eindhoven, the Netherlands. The financial statements include the group financial statements and the company financial statements.

In our opinion:

  The accompanying group financial statements give a true and fair view of the financial position of Koninklijke Philips N.V. as at December 31, 2017, and of its result and its cash flows for 2017 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code
  The accompanying company financial statements give a true and fair view of the financial position of Koninklijke Philips N.V. as at December 31, 2017, and of its result for 2017 in accordance with Part 9 of Book 2 of the Dutch Civil Code

The group financial statements comprise:

  The consolidated balance sheet as at December 31, 2017
  The following statements for 2017: the consolidated statements of income, comprehensive income, changes in equity and cash flows
  The notes comprising a summary of the significant accounting policies and other explanatory information

The company financial statements comprise:

  The company balance sheet as at December 31, 2017
  The company statements of income and changes in equity for 2017
  The notes comprising a summary of the accounting policies and other explanatory information

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the “Our responsibilities for the audit of the financial statements” section of our report.

We are independent of Koninklijke Philips N.V. in accordance with the EU Regulation on specific requirements regarding statutory audit of public-interest entities, the “Wet toezicht accountantsorganisaties” (Wta, Audit firms supervision act), the “Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten” (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the “Verordening gedrags- en beroepsregels accountants” (VGBA, Dutch Code of Ethics).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Materiality

Materiality	EUR 60 million
Benchmark applied	5% of income before taxes
Explanation

Based on our professional judgment we consider an earnings-based measure as the most appropriate basis to determine materiality. During our planning we assessed the benchmark amount, taking into account the impact of potential divestments and the anticipated deconsolidation of Philips Lighting in 2017.

Based on the actual benchmark result, the materiality would exceed the initial planning materiality, however, we continued to apply a materiality of EUR 60 million

The materiality and applied benchmark are in line with the 2016 audit.

We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with the Supervisory Board that misstatements in excess of EUR 3 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view should be reported on qualitative grounds.

Scope of the group audit

Koninklijke Philips N.V. is at the head of a group of entities. The consolidated statements of Koninklijke Philips N.V. represents the financial information of this group.

Following our assessment of the risk of material misstatement to Koninklijke Philips N.V.’s group financial statements, we have selected 9 components which required an audit of the complete financial information (Full Scope Components) and 42 components requiring audit procedures on specific account balances or specified audit procedures that we considered had the potential for the greatest impact on the significant accounts in the financial statements, either because of the size of these accounts or their risk profile (Specific- or Specified Scope Components). Although Philips Lighting has been deconsolidated as of November 2017, for the financial statement audit, it was assigned as a Full Scope Component. We also performed audit procedures on certain accounting areas managed centrally, such as goodwill. In addition, the central audit team has been involved in the audit procedures on tax and legal claims, litigation and contingencies.

Where this did not give adequate quantitative coverage of significant account balances, we used our judgment to scope additional procedures on account balances or requested the component auditors to perform additional specified procedures (Specified Procedures). As a result of our scoping of the complete financial information, specific account balances and the performance of audit procedures at different levels in the organization, our actual coverage varies per account balance and the depth of our audit procedures per account balance varies depending on our risk assessment.

Of the remaining components, we performed selected other procedures, including analytical review and detailed testing to respond to any potential risks of material misstatements to the financial statements.

Accordingly, our audit coverage 1), for selected account balance included in the key audit matters stated below, are summarized as follows:

1)This overview excludes Philips Lighting due to its deconsolidation as per end of November 2017
Goodwill
in %
Deferred tax assets
in %
Sales
in %
Legal claims, litigation and contingencies
in %

Involvement with component teams

Component materiality was determined by our judgment, based on the relative size of the component and our risk assessment. Component materiality did not exceed EUR 30 million and the majority of our component auditors applied a component materiality that is significantly less than this threshold.

Component auditors visited the Netherlands in 2017 to attend our global audit planning conference, to discuss the Group audit, risks, audit approach and instructions. In addition, we sent detailed instructions to all component auditors, covering the significant areas that should be covered and the information required to be reported to us. Based on our risk assessment, we visited component locations in the U.S.A., China, the Netherlands, Panama, Hong Kong, Germany, India, France and Israel. These visits encompassed some, or all, of the following activities: co-developing the significant risk area audit approach, reviewing key local working papers and conclusions, meeting with local and regional leadership teams, obtaining an understanding of key control processes including centralized entity level controls processes and attending closing meetings. We interacted regularly with the component teams where appropriate during various stages of the audit, attended in person or via conference call, Full Scope Component and certain Specific Scope Component closing meetings, reviewed key working papers and were responsible for the scope and direction of the audit process.

By performing the procedures mentioned above at group entities, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the group financial statements.

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

Valuation of Goodwill
Risk

At December 31, 2017, the total carrying value of goodwill amounted to EUR 7,731 million, representing 30,5% of the group’s total assets. Goodwill is allocated to Cash Generating Units (CGUs) for which management is required to test the carrying value of goodwill for impairment annually or more frequently if there is a triggering event for testing. We focused on this area given the significant judgment and complexity of valuation methodologies used to determine whether the carrying value of goodwill is appropriate, which includes the assumptions used within models to support the recoverable amount of goodwill. Further reference is made to Goodwill.

Our audit approach

As part of our audit we assessed and tested the assumptions, methodologies and data used by the Company in their valuation model, by comparing them to external data such as expected inflation rates, discount rates and implied growth rates. Additionally, we validated that the cash flow projections used in the valuation are consistent with the information approved by the Executive Committee and have evaluated the historical accuracy of management’s estimates that drive the assessment, such as business plans and expected growth rates. We challenged if the identified CGUs are in line with how management monitors the entity’s operations. Furthermore we reconciled the market value of the Company to the sum of the carrying values of the CGUs.

We included in our team a valuation expert to assist us in these audit activities.

Our main focus was on the CGUs Home Monitoring, Population Health Management and Healthcare Informatics (all within the Connected Care & Health Informatics segment) as these represent CGUs with limited headroom. We gained a more in-depth understanding of the developments of the performance of these CGUs and corroborated if they are in line with forecasted figures. For these CGUs we performed sensitivity analysis by stress testing key assumptions in the model to consider the degree to which these assumptions would need to change before an impairment charge would have to be recognized.

We have also tested the effectiveness of the Company’s internal controls around the goodwill accounting including their prospective financial information (PFI). We also assessed the adequacy of the Company’s disclosure around goodwill as included in Goodwill.

Key observations

We consider management’s assumptions to be within an reasonable range.

We note that the Company concluded from its impairment tests that headroom for the CGUs Home Monitoring, Population Health Management and Healthcare Informatics is relatively limited and thus sensitive to changes in the assumptions.

We agree with management’s conclusion that no impairment of goodwill is required in 2017. We assessed that the disclosures in Goodwill are reasonable.

Valuation and disclosure related to deferred tax assets
Risk

The Company has a significant amount of deferred tax assets, mainly resulting from net operating losses. The accounting for deferred tax assets is significant to our audit since the Company makes judgments and estimates of forecasted taxable income in relation to the realization of deferred tax assets.

At December 31, 2017, the deferred tax assets are valued at EUR 1,598 million. Further reference is made to Income taxes.

Our audit approach

With the involvement of our tax experts we evaluated the tax accounting in various jurisdictions in which the Company operates, taking into account the impact of the local tax jurisdiction and changes in the respective tax legislation. Focus area in this respect were the accounting and disclosure implications of the US Tax Cuts and Jobs Act enacted in December 2017, as the reported amounts are subject to estimation due to uncertainties relating to the impact of the Act and the modalities of its application.

We tested management’s assumptions used to determine the probability that deferred tax assets recognized in the balance sheet will be recovered. This is based upon forecasted taxable income in the countries where the deferred tax assets originated and the periods when the deferred tax assets can be utilized. The forecasts (based on the Company’s PFI) were evaluated by us and we assessed the historical accuracy of management’s assumptions.

We have also tested the effectiveness of the Company’s internal controls around the valuation of deferred tax assets. Substantive audit procedures comprised comparing information provided by management to corroborative or contradictory information where possible, such as previous history in certain countries. We also assessed the adequacy of the Company’s disclosures included in Income taxes.

Key observations

We consider the Company’s accounting policies acceptable and the management assumptions and estimates to be within the reasonable range.

The impact of the US Tax Cuts and Jobs Act amounted to EUR 200 million of which EUR 99 million has been presented as discontinued operations based on the origin of the deferred tax (backwards tracing).

We assessed that the disclosures in Income taxes are reasonable.

Revenue recognition – multiple element sales contracts and sales promotions
Risk

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

In addition, primarily in the Personal Health businesses the Company has sales promotions related agreements with distributors and retailers whereby discounts and rebates are provided according to the quantity of goods sold and promotional and marketing activity performed. The agreements of these sales promotions can include a number of characteristics that require judgment to be applied in determining the appropriate accounting treatment based on the terms of respective agreements. Management must estimate the sales related accruals (rebates, marketing and promotional support, coupon and stock protection) as at the balance sheet date based on forecast information over the term of the promotion. There may also be incentives to change the timing of when sales related accruals within the Personal Health businesses are recognized. Further reference is made to Information by segment and main country.

Our audit approach

Our audit procedures included, amongst others, assessing the appropriateness of the Company’s revenue recognition accounting policies, including the impact of the new revenue recognition accounting standard (IFRS 15) which will be adopted as of January 1, 2018 and related disclosure as included in Significant accounting policies.

We verified the relative fair value determination and we assessed the accuracy of the sales recorded by inspection of selected sales contracts, external confirmations, review of installation hours reported after recognition of revenue and inspection of hand over certificates.

With respect to the sales related accruals, our procedures included:

  Testing management’s controls around the completeness and accuracy of the sales promotions agreements recognized in the accounting system
  Challenging management’s assumptions used in determining the sales related accruals
  Sampling recorded amounts to contractual evidence
  Performing retrospective review of actual expenses verifying there were no significant differences to prior period sales related accruals
  Testing cut-off through assessing the sales promotion obligations around the year-end

Furthermore we tested the effectiveness of the Company’s controls over the fair value determination of multi-element sales contracts and sales promotions to assess the correct value and timing of revenue recognition.

We also assessed the adequacy of the sales disclosures contained in Information by segment and main country.

Key observations

We confirm that the Company’s revenue recognition accounting policies were appropriately applied and that the impact of the new revenue recognition accounting standard (IFRS 15) is appropriately disclosed in Significant accounting policies. Furthermore, we have assessed that management’s assumptions are within the acceptable range. In addition, we assessed that the disclosures in Information by segment and main country are reasonable.

Valuation and disclosure of accrual estimates for legal claims, litigations, regulatory matters and contingencies
Risk

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings as well as investigations by authorities, and a civil matter with the US Department of Justice relating to the external defibrillator business in the US.

This area is significant to our audit, since the accounting and disclosure for (contingent) legal liabilities is complex and judgmental (due to the difficulty in predicting the outcome of the matter and estimating the potential impact if the outcome is unfavorable), and the amounts involved are, or can be, material to the financial statements as a whole. Further reference is made to Provisions, and Contingent assets and liabilities.

Our audit approach

Our audit procedures included, amongst others, testing the effectiveness of the Company’s internal controls around the identification and evaluation of claims, proceedings and investigations at different levels in the group, and the recording and continuous re-assessment of the related (contingent) liabilities and provisions and disclosures. We inquired with both internal and external legal staff as well as with the Company’s financial staff in respect of ongoing investigations or claims, proceedings and investigations, inspected relevant correspondence, inspected the minutes of the meetings of the Audit Committee, Supervisory Board and Executive Committee, requested a confirmation letter from the group’s in-house legal counsel and obtained external legal confirmation letters from a selection of external legal counsels. For claims settled during the year, we vouched the cash payments, as appropriate, and read the related settlement agreements in order to verify whether the settlements were properly accounted for.

Specifically related to ongoing investigations, we were supported by a fraud investigation expert.

We also assessed the adequacy of the Company’s disclosure around legal claims, litigations, regulatory matters and contingencies as included in Provisions and Contingent assets and liabilities.

Key observations

We consider management’s conclusion on the predicted outcome and estimation of potential impact reasonable and we assessed that the disclosures in Provisions and Contingent assets and liabilities are reasonable.

Acquisitions
Risk

During 2017, the Company acquired ten new entities of which Spectranetics was the most significant acquisition. The acquisitions involved an aggregated net cash outflow of EUR 2,333 million. These acquisitions had an aggregated impact on Goodwill and other intangibles of EUR 1,542 million and EUR 926 million respectively.

The Company was required to recognize assets acquired and liabilities assumed at the acquisition-date fair values. The acquisitions, and more specifically the judgments around the purchase price allocation (PPA) were significant to our audit.

Our audit approach

Our audit procedures included, amongst others, testing the effectiveness of the Company’s internal controls around the appropriate accounting for acquisitions and valuation of acquired assets and liabilities.

The Company’s management engaged third-party experts to provide valuation, tax and business modelling support with respect to the determination of the fair values of assets and liabilities under IFRS 3. We included valuation specialist in our team to assist us with the audit of the PPA.

Our procedures focused primarily on the risks relating to the valuation model, assumptions and judgments associated with the estimation of the fair value measurements. These included:

  Gaining an understanding through enquiry and review of the valuation methodology adopted by the Company, and comparing the approach with accepted industry practice
  Assessing the appropriateness of key assumptions such as discount rate and royalty, by comparing them with external benchmarks and with other areas of the financial statements
  Using our specialist team to assist us in auditing the integrity of the models used in the valuations
  Understanding the value attributed to the cash flow benefits of integrating assets and operations with those of the Company and validating that these benefits had been attributed appropriately to the asset valuations
  Confirming existence and valuation of assets acquired
  Determining the acquisition date and verify that result were only included as of the date the Company obtained control

We also assessed the adequacy of the Company’s disclosure around acquisitions as included in Acquisitions and divestments.

Key observations

We were satisfied that management had followed a robust process in the PPA exercise and that it reflected appropriately the facts and circumstances that existed at the acquisition date.

We assessed that the disclosures in Acquisitions and divestments are reasonable.

Disposals and discontinued operations accounting treatment
Risk

In the course of 2017, the Company completed three separate transactions in Philips Lighting shares which reduced the interest in this company from 71.23% as of December 31, 2016 to 29.01% as of December 31, 2017, as well as the sale of the majority interest in the combined Lumileds and Automotive businesses.

When reducing the interest in Philips Lighting and the combined Lumileds and Automotive businesses management determined if and when control was lost. Furthermore, management assessed at what point in time Philips Lighting should be accounted for as a discontinued operation and as assets held for sale. We focused in our audit procedures on this area given the significant management judgment involved and the complexity of the relating accounting. Further reference is made to Discontinued operations and assets classified as held for sale.

Our audit approach

Our audit procedures included, amongst others, testing the effectiveness of the Company’s internal controls around the appropriate accounting, assessing the appropriateness of the Company’s accounting policies in relation to assets held for sale, discontinued operations and the basis of (de)consolidation and assessment of compliance with the respective accounting policies.

We met with the Board of Management and Audit Committee of the Supervisory Board and other executive management representatives on a regular basis to understand the status of the planned further sell-down of Philips Lighting shares. We assessed management’s evaluation of the accounting of the deconsolidation of Philips Lighting and the sale of combined Lumileds and Automotive businesses including the adequacy of Company’s disclosures included in Discontinued operations and assets classified as held for sale.

Key observations

Based on the audit procedures performed we verified that management’s assets held for sale, discontinued operations and control assessment with respect to the Philips Lighting and the combined Lumileds and Automotive businesses was adequately and timely performed and correctly accounted for.

Through our audit procedures we have verified that the retained interest of 29.01% in Philips Lighting is correctly included in assets classified as held for sale as per December 31, 2017.

We assessed that the disclosures in Discontinued operations and assets classified as held for sale are reasonable.

In the previous year’s auditor’s report, ‘Company separation’, ‘Accounting for discontinued operations’ and ‘Initial audit’ were identified as key audit matters. Since the Company finalised the establishment of two separate entities (HealthTech and Lighting) in 2016 and we completed our first year audit, the topics ‘Company separation’ and ‘Initial audit’ are no longer a key audit matter. Following the sale of the majority interest of Lumileds and the further sell-down of Philips Lighting shares, the accounting of discontinued operations continued to be an attention area in our audit in 2017, we included this in the key audit matter ‘Disposals and discontinued operations accounting treatment’. Following a number of different acquisitions, of which Spectranetics is the most significant acquisition in 2017, a new key audit matter ‘Acquisitions’ is included.

Report on other information included in the annual report

In addition to the financial statements and our auditor’s report thereon, the annual report contains other information that consists of:

  The management report
  Other information pursuant to Part 9 of Book 2 of the Dutch Civil Code
  Sustainability statements
  Five year key financial and sustainability information
  Investor relations information

Based on the following procedures performed, we conclude that the other information:

  Is consistent with the financial statements and does not contain material misstatements
  Contains the information as required by Part 9 of Book 2 of the Dutch Civil Code

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is less than the scope of those performed in our audit of the financial statements.

Management is responsible for the preparation of the other information, including the management report in accordance with Part 9 of Book 2 of the Dutch Civil Code and other information pursuant to Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Engagement

Following the appointment by the Annual General Meeting of Shareholders on May 7, 2015, we were engaged by the Supervisory Board on October 22, 2015 as auditor of Koninklijke Philips N.V. as of the audit for the year 2016 and have operated as statutory auditor since that date.

No prohibited non-audit services

We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audit of public-interest entities.

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

As part of the preparation of the financial statements, the Board of Management is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Board of Management should prepare the financial statements using the going concern basis of accounting unless the Board of Management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. The Board of Management should disclose events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern in the financial statements.

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

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included e.g.:

  Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control
  Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances
  Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management
  Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern
  Evaluating the overall presentation, structure and content of the financial statements, including the disclosures
  Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities. Decisive were the size and/or the risk profile of the group entities or operations. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items.

We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit. In this respect we also submit an additional report to the Audit Committee in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor’s report.

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

Amsterdam, the Netherlands

February 20, 2018

Ernst & Young Accountants LLP

/s/ S.D.J. Overbeek - Goeseije

13Sustainability statements

13.1Approach to sustainability reporting

This is our tenth annual integrated financial, social and environmental report. Philips has a long tradition of sustainability reporting, beginning with our first environmental Annual Report published in 1999. This was expanded in 2003, with the launch of our first sustainability Annual Report, which provided details of our social and economic performance in addition to our environmental results. As a next step, in 2008, we decided to publish an integrated financial, social and environmental report. For more information, please refer to the company’s website.

The sustainability results of Philips Lighting have been excluded from this report unless otherwise stated.

Royal Philips publishes its integrated Annual Report with the highest (reasonable) assurance level on the financial, social and environmental performance. With that overall reasonable assurance level Philips is a frontrunner in this field.

13.1.1Tracking trends

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

13.1.2Stakeholders

We derive significant value from our diverse stakeholders across all our activities and engage with, listen to and learn from them. Working in partnerships is crucial in delivering on our vision to make the world healthier and more sustainable through innovation. We incorporate their feedback on specific areas of our business into our planning and actions. In addition, we participate in meetings and task forces as a member of organizations including the World Economic Forum, WBCSD, Responsible Business Alliance (RBA - formerly known as Electronic Industry Citizenship Coalition (EICC)), the Ellen MacArthur Foundation, and the European Partnership for Responsible Minerals.

Furthermore, we engage with the leading Dutch labor union (FNV) and a number of NGOs, including Enough, GoodElectronics, the Chinese Institute of Public and Environmental Affairs, UNICEF, Amnesty International, Greenpeace and Friends of the Earth as well as a variety of investors and analysts.

Our sustainability e-mail account (philips.sustainability@philips.com) enables stakeholders to share their issues, comments and questions, also about this Annual Report, with the sustainability team. The table below provides an overview of the different stakeholder groups, examples of those stakeholders and the topics discussed, used for our materiality analysis.

Stakeholder overview (non-exhaustive)
	Examples	Processes
Employees	European Works Council Local Works Councils Individual employees

Regular meetings, quarterly My Accelerate! Surveys, employee development process, quarterly update webinars. For more information refer to Social performance.

Regular mail updates, team meetings, webinars

Customers	Hospitals Retailers Consumers	Joint (research) projects, business development, Lean value chain projects, strategic partnerships, consumer panels, Net Promoter Scores, Philips Customer Care centers, Training centers, social media
Suppliers	Chinese suppliers in the Supplier Development program Randstad, HP

Supplier development activities (including topical training sessions), supplier forums, supplier website, participation in industry working groups like COCIR and RBA. For more information refer to Supplier indicators.

Governments, municipalities, etc.	European Union Authorities in Indonesia, Singapore	Topical meetings, research projects, policy and legislative developments, business development Topical meetings, (multi-stakeholder) projects
NGOs	UNICEF, International Red Cross Friends of the Earth, Greenpeace	Topical meetings, (multi-stakeholder) projects, joint (research) projects, innovation challenges, renewables projects, social investment program and Philips Foundation
Investors	Mainstream investors ESG investors	Webinars, roadshows, capital markets day, investor relations and sustainability accounts

13.1.3Reporting standards

We have prepared the integrated annual report in line with the International Integrated Reporting Council (IIRC) Integrated Reporting framework and the EU Non Financial Reporting decree (2014/95/EU). We have also included a visualization of our value creation process.

For the sustainability information included in the integrated annual report we followed the Global Reporting Initiative (GRI) Standards-Option Comprehensive. A detailed overview of the GRI Comprehensive indicators can be found in the GRI content index on our sustainability website. Next, we developed additional company specific indicators. The information on definition, scope and measurement can be found in this chapter.

We signed up to the United Nations Global Compact in March 2007 to advance 10 universal principles in the areas of human rights, labor, the environment and anti-corruption. Our General Business Principles, Human Rights, Sustainability and Environmental Policies, and our Supplier Sustainability Declaration are the cornerstones that enable us to live up to the standards set by the Global Compact. This is closely monitored and reported, as illustrated throughout this report, which is also our annual Communication on Progress (COP) submitted to the UN Global Compact Office.

At the World Economic Forum in January 2017 Philips signed the Compact for Responsive and Responsible Leadership. The Compact is an initiative to promote and align the long-term sustainability of corporations and the long-term goals of society, with an inclusive approach for all stakeholders.

We use this report to communicate on our progress towards the relevant Sustainable Development Goals (SDGs), in particular SDG 3 (“Ensure healthy lives and promote well-being for all at all ages”) and SDG 12 (“Ensure sustainable consumption and production patterns”). Please refer to Stakeholder engagement for more details.

13.1.4Material topics and our focus

We identify the environmental, social, and governance topics which have the greatest impact on our business and the greatest level of concern to stakeholders along our value chain. Assessing these topics enables us to prioritize and focus upon the most material topics and effectively address these in our policies and programs.

Royal Philips HealthTech businesses
Materiality matrix
2017
Importance to

Stakeholders
Business impact
high
medium
low
medium
high
Environmental topics
Social topics
Governance topics
Big data

and Privacy
Resource scarcity
Responsible Tax policy
Living

wage
Stakeholder activism and transparency
Bio-

diversity
Conflict minerals
Water scarcity
Geo-political issues
Energy security
Circular Economy
Partnerships and co-creation
Expanding middle class in growth geographies
Employee health and safety
Responsible Supply Chains
Product responsibility and regulation
Urbanization
Metrics beyond financials
Access to (quality

& affordable) care
Business ethics and General Business Principles
Energy efficiency
Healthy Living
Patient Safety
Climate change
Diversity
Pollution
Human Rights
Aging population
UN Sustainable Development Goals

Our materiality assessment is based on an ongoing trend analysis, media search, and stakeholder input. In 2017, we conducted a survey among a diverse stakeholder group and presented the findings during the subsequent stakeholder event. The results for Royal Philips are reflected in the materiality matrix below.

The business impact scores are based on Philips’ assessment. Our materiality assessment has been conducted in the context of the GRI Sustainable Reporting Standards and the results have been reviewed and approved by the Philips Sustainability Board. As Philips aspires to become a leading health technology company, we noted a number of aspects that changed in terms of materiality in the table below (compared to 2016), for example, health-related aspects like access to healthcare and patient safety have become more material.

Key material topics

Reference [1] )
Environmental		Boundaries
Climate change	Message from the CEO Environmental performance Environmental statements	Supply chain, operations, use phase
Energy efficiency	Green Innovation Environmental performance Environmental statements	Supply chain, operations, use phase
Circular Economy	Green Innovation Environmental performance Supplier indicators	Supply chain, operations, use phase
1)With the exception of section 5.2, Social performance, section 5.3, Environmental performance, and Sustainability statements, the sections and chapters referred to are not included in the scope of the assurance engagement
Reference [1] )
Societal		Boundaries
Access to (quality & affordable) care	Message from the CEO About Diagnosis & Treatment businesses About Connected Care & Health Informatics businesses Social performance	Use phase
Healthy Living	Message from the CEO About Diagnosis & Treatment businesses About Connected Care & Health Informatics businesses About Personal Health businesses	Use phase
Patient Safety	Message from the CEO About Diagnosis & Treatment businesses About Connected Care & Health Informatics businesses About Personal Health businesses Our commitment to Quality	Use phase
Aging population	Message from the CEO About Diagnosis & Treatment businesses About Personal Health businesses	Use phase
Responsible Supply Chains	Social performance Sustainability statements	Supply chain
Employee health and safety	Health and Safety	Supply chain, operations
Conflict minerals	Supplier indicators	Supply chain
1)With the exception of section 5.2, Social performance, section 5.3, Environmental performance, and Sustainability statements, the sections and chapters referred to are not included in the scope of the assurance engagement.
Reference [1] )
Governance		Boundaries
Business ethics and General Business Principles	Compliance risks General Business Principles	Supply chain, operations, use phase
Partnerships and co-creation	About HealthTech Other Sustainability statements	Supply chain, use phase
Metrics beyond financials	Social performance Environmental performance Sustainability statements	Supply chain, operations, use phase
Product responsibility and regulation	Compliance risks About Personal Health businesses About Diagnosis & Treatment businesses About Connected Care & Health Informatics businesses Our commitment to Quality	Supply chain, operations, use phase
Big data and Privacy	Operational risks About Personal Health businesses About Diagnosis & Treatment businesses About Connected Care & Health Informatics businesses	Supply chain, operations, use phase
	Human Rights	Supply chain, operations, use phase
Sustainable Development Goals	Our strategic focus Social performance Stakeholder engagement	Supply chain, operations, use phase
1)With the exception of Social performance, Environmental performance, and Sustainability statements, the sections and chapters referred to are not included in the scope of the assurance engagement

13.1.5Programs and targets

Philips Group
Sustainability commitments
2017
	baseline year 2015	target 2020	2017 actual
Lives Improved [1] )	2.0 billion	2.5 billion	2.2 billion
Circular revenues	7%	15%	11%
Green revenues	56%	70%	60%
Operational carbon footprint	757 Ktonnes	0 Ktonnes	847 Ktonnes
Operational waste recycling	78%	90%	80%
Hazardous substances emissions	1,419 kilos	50% reduction	1,417 kilos
Total Recordable Case (TRC) rate	0.39	0.29	0.36
Supplier Sustainability	33% RSL compliant	85% RSL compliant	81% RSL compliant
Supplier Sustainability [2] )	New development program tested	300 companies in development program	220 companies in development program
1)Includes Philips Lighting
2)For more information see Supplier indicators

With the new 5-year ‘Healthy people, sustainable planet’ program, new sustainability commitments were introduced; more detailed targets can be found in the respective sections.

All of our programs are guided by the Philips General Business Principles, which provide the framework for all of our business decisions and actions.

13.1.6Boundaries of sustainability reporting

Our sustainability performance reporting encompasses the consolidated Philips Group activities in the Social and Environmental Performance sections, following the consolidation criteria detailed in this section. As a result of impact assessments of our value chain we have identified the material topics, determined their relative impact in the value chain (supply chain, our own operations, and use phase of our products) and reported for each topic on the relevant parts of the value chain. More details are provided in the relevant sections in the Sustainability Statements.

The consolidated selected financial information in this sustainability statements section has been derived from the Group Financial Statements, which are based on IFRS.

13.1.7Comparability and completeness

We used expert opinions and estimates for some parts of the Key Performance Indicator calculations. There is therefore an inherent uncertainty in our calculations, e.g. Lives Improved and Environmental Profit and Loss account. The figures reported are Philips’ best estimate. As our insight increases, we may enhance the methodology in the future.

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

In 2017 the emission factor set for consumed electricity was updated to the IEA 2016 publications. Also, the emission factors for natural gas were implemented according to latest 2017 DEFRA factor set (UK Department of Environment, Food and Rural Affairs). Lastly, all scope 3 emission factors for business travel and logistics were updated from a bespoke emission factor set to DEFRA 2017 guidance as well.

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

We have excluded Philips Lighting data from the consolidated sustainability data, except for Lives Improved.

13.1.8Data definitions and scope

Lives improved and materials

The Key Performance Indicators on ‘lives improved’ and ‘materials’ and the scope are defined in the respective methodology documents that can be found at Methodology for calculating Lives Improved. We used opinions from Philips experts and estimates for some parts of the Lives Improved calculations.

Health and safety

Health and safety data is reported by sites with over 50 FTEs (full-time equivalents) and is voluntary for smaller locations. Health and safety data are reported and validated each month via an online centralized IT tool. The Total Recordable Cases (TRC) rate is defined as a KPI for work-related cases where the injured employee is unable to work one or more days, or had medical treatment or sustained an industrial illness. We also provide the Lost Workday Injury Cases (LWIC) rate, which measures work-related injuries and illnesses that predominantly occur in manufacturing operations and Field Services Organizations where the incident leads to at least one lost workday. Fatalities are reported for staff, contractors and visitors. The TRC and LWIC KPIs refer to all reported cases.

General Business Principles

Alleged GBP violations are registered in our intranet-based reporting and validation tool.

Sustainable Revenues

Sustainable Revenues are revenues generated through products and solutions that address the United Nations Sustainable Development Goals 3 (“to ensure healthy lives and promote well-being for all at all ages”) or 12 (“to ensure sustainable consumption and production patterns”) and include all Diagnosis & Treatment and Connected Care & Health Informatics revenues. Next, Green Revenues and non-Green revenues that contribute to healthy living at Personal Health are included.

Green Revenues

Green Revenues are revenues generated through products and solutions that offer a significant environmental improvement in one or more Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Circularity and Lifetime reliability. For healthcare equipment, remote serviceability is another Green Focal Area. The lifecycle approach is used to determine a product’s overall environmental improvement. It calculates the environmental impact of a product over its total life cycle (raw materials, manufacturing, product use and disposal).

Green products and solutions need to prove leadership in at least one Green Focal Area compared to industry standards, which is defined by a specific peer group. This is done either by outperforming reference products (which can be a competitor or predecessor product in the particular product family) by at least 10%, outperforming product-specific eco-requirements or by being awarded a recognized eco-performance label. Because of their different product portfolios, segments have specified additional criteria for Green products and solutions, including product-specific minimum requirements where relevant.

Circular Revenues

Circular Revenues are defined by revenues generated through products and solutions that meet specific Circular Economy requirements. These include performance and access-based business models, refurbished, reconditioned and remanufactured products and systems, refurbished, reconditioned and remanufactured components, upgrades or refurbishment on site or remote, and products containing at least 30% recycled plastics.

Sustainable Innovation

Sustainable Innovation is the Research & Development spend related to the development of new generations of products and solutions that address the United Nations Sustainable Development Goals 3 (“to ensure healthy lives and promote well-being for all at all ages”) or 12 (“to ensure sustainable consumption and production patterns”). This includes all Diagnosis & Treatment and Connected Care & Health Informatics innovation spend. Next, innovation spend that contributes to Green Products and healthy living at Personal Health is included. Finally, innovation spend at HealthTech Other that addresses the SDGs 3 and 12 is included.

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

Environmental Profit & Loss account

The Philips Environmental Profit & Loss (EP&L) account measures our environmental impact on society at large. The EP&L account is based on Life Cycle Analysis methodology in which the environmental impacts are expressed in monetary terms using specific conversion factors. For more information we refer to our methodology report .

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

  Scope 1 – direct CO 2e emissions – is reported on in full, with details of direct emissions from our industrial and non-industrial sites. Emissions from industrial sites, which consist of direct emissions resulting from processes and fossil fuel combustion on site, are reported in the sustainability reporting system. Energy use and CO 2e emissions from non-industrial sites are based on actual data where available. If this is not the case, they are estimated based on average energy usage per square meter, taking the geographical location and building type of the site into account.
  Scope 2 – indirect CO 2e emissions – is reported on in full, with details of indirect emissions from our industrial and non-industrial sites. CO 2e emissions resulting from purchased electricity, steam, heat and other indirect sources are reported in the sustainability reporting system. The indirect emissions of sites not yet reporting are calculated in the same manner as described in Scope 1.
    The location-based method of scope 2 reporting reflects the average emissions intensity of grids on which energy consumption occurs (using mostly grid-average emission factor data). For this method our emission factors derive from the International Energy Agency (IEA) 2016 and are based on grid averages.
    The market-based method of scope 2 reporting allows use of an emission factor that is specific to the energy purchased. The emissions intensity of consumed energy can differ according to the contractual instruments used. For example, so-called ‘green electricity contracts’ guarantee the purchaser will be supplied with electricity from renewable sources, which typically lowers emissions per energy unit generated. In the market-based method Philips will account for renewable electricity with an emission factor of 0 grams CO 2e per kWh. All renewable electricity claimed by Philips is sourced from the same energy market where the electricity-consuming operations are located, and is tracked and redeemed, retired, or cancelled solely on behalf of Philips. All certificates were obtained through procurement of Green-e certified Renewable Energy Certificates (RECs) in the United States and European Guarantees of Origin (GOs) from the Association of Issuing Bodies (AIB) of the European Energy Certificate System (EECS). To ensure the additionality, all certificates are produced in 2017 and a maximum of 6 months prior in the country of consumption and are retired on behalf Royal Philips.
  Scope 3 – other CO 2e emissions related to activities not owned or controlled by the Royal Philips – is reported on for our business travel and distribution activities.

The Philips operational carbon footprint (Scope 1, 2 and 3) is calculated on a quarterly basis and includes the emissions from our:

  Industrial sites – manufacturing and assembly sites
  Non-industrial sites – offices, warehouses, IT centers and R&D facilities
  Business travel – lease and rental cars and airplane travel
  Logistics – air, ocean and road transport

All emission factors used to transform input data (for example, amount of tonne-kilometers transported) into CO 2 emissions have been updated to the DEFRA (UK Department for Environment, Food & Rural Affairs) 2017 and the IEA emission factor set 2016. The total CO 2 emission resulting from these calculations serves as input for scope 1, 2 and 3.

Commuting by our employees, upstream distribution (before suppliers ship to us), outsourced activities and emissions resulting from product use by our customers are not included in our operational carbon footprint. The calculations for business travel by lease car are based on actual fuel usage and for travel by rental car the emissions are based on the actual mileage. Taxis and chauffeur driven cars used for business travel are not included in the calculations. Emissions from business travel by airplane are calculated by the supplier based on mileage flown and emission factors from DEFRA, distinguishing between short, medium and long-haul flights. Furthermore, emissions from air freight for distribution are calculated based on the amount of tonne-kilometers transported between airports (distinguishing between short, medium and long-haul flights), including an estimate (based on actual data of the lanes with the largest volumes) for trucking from sites and distribution centers to airports and vice versa. Express shipments are generally a mix of road and air transport, depending on the distance.

It is therefore assumed that shipments across less than 600 km are transported by road and the rest by air (those emissions by air are calculated in the same way as air freight). For sea transport, only data on transported volume were available so an estimate had to be made about the average weight of a container. Transportation to and from ports is not registered. This fore and aft part of sea transport was estimated to be around 3% of the total distance (based on actual data of the lanes with the largest volumes), consisting of a mix of modalities, and was added to the total emissions accordingly. CO 2e emissions from road transport were also calculated based on tonne-kilometers. Return travel of vehicles is not included in the data for sea and road distribution.

Employee Engagement Index (EEI)

The Employee Engagement Index (EEI) is the single measure of the overall level of employee engagement at Philips. It is a combination of perceptions and attitudes related to employee satisfaction, commitment and advocacy.

The reported 2016 and 2017 figures are based on the My Accelerate Survey at Royal Philips. This survey is conducted by Expert Training Systems (ETS). The total score of the employee engagement is an average of the quarterly results of the survey. The results are calculated by taking the average of the answered questions of the surveys.

13.1.9Sustainability governance

Sustainability is strongly embedded in our core business processes, like innovation (EcoDesign), sourcing (Supplier Sustainability Program), manufacturing (Sustainable Operations) and Logistics (Green Logistics) and projects like the Circular Economy initiative.

In Royal Philips, the Sustainability Board is the highest governing sustainability body and is chaired by the Chief Strategy & Innovation Officer, who is a member of the Executive Committee. Three other Executive Committee members sit on the Sustainability Board together with segment and functional executives. The Sustainability Board convenes four times per year, defines Philips’ sustainability strategy, programs and policies, monitors progress and takes corrective action where needed.

Progress on Sustainability is communicated internally and externally (www.results.philips.com) on a quarterly basis and at least annually in the Executive Committee and Supervisory Board.

13.1.10 External assurance

EY has provided reasonable assurance on whether the information in Sustainability statements and Social performance and Environmental performance presents fairly, in all material respects, the sustainability performance in accordance with the reporting criteria. Please refer to Assurance report of the independent auditor.

13.2Economic indicators

This section provides summarized information on contributions made on an accruals basis to the most important economic stakeholders as a basis to drive economic growth. For a full understanding of each of these indicators, see the specific financial statements and notes in this report.

Philips Group
Distribution of direct economic benefits
in millions of EUR
2015 - 2017
	2015	2016	2017
Suppliers: goods and services	9,594	9,484	9,600
Employees: salaries and wages	4,342	4,422	4,856
Shareholders: distribution from retained earnings	730	732	742
Government: corporate income taxes	169	203	349
Capital providers: net interest	300	299	182

Total purchased goods and services as included in cost of sales amounted to EUR 9.6 billion, representing 54% of total revenues of the Philips Group. Of this amount, approximately 75% was spent with global suppliers, the remainder with local suppliers.

In 2017, salaries and wages totaled EUR 4.9 billion. This amount is some EUR 430 million higher than in 2016, mainly caused by the increased number of employees, also resulting from acquisitions. See Income from operations for more information.

Philips’ shareholders were given EUR 742 million in the form of a dividend, the cash portion of which amounted to EUR 384 million.

Income taxes amounted to EUR 349 million, compared to EUR 203 million in 2016. The effective income tax rate in 2017 was 25.3%, compared to 19.9% in 2016. For more information, see Income taxes.

Philips supports global initiatives of the OECD (Organization for Economic Cooperation and Development) and UN (United Nations) to promote tax transparency and responsible tax management, taking into account the interests of various stakeholders, such as governments, shareholders, customers and the communities in which Philips operates. For more information, please refer to Philips’ Tax Principles.

13.3Social statements

In 2016, Royal Philips launched its next 5-year sustainability programs. This section provides additional information on (some of) the Social performance parameters reported in Social performance.

13.3.1People development

Philips is on a multi-year journey to evolve our culture to focus on experience-based career development, giving our people the opportunity to identify and gain the experiences necessary to support our health technology strategy and strengthen their employability. This year we have continued taking experimental learning to a new level across our 70:20:10 approach.

In 2017, more than 1,200 new courses were made available by Philips University. By year-end, some 67,000 employees had enrolled for courses with Philips University. In total, over 830,000 hours were spent on training through Philips University in 2017, with over 570,000 training completions.

70% Critical career experiences

We focus our efforts to support our people in navigating their own career and stimulate and educate our managers to have meaningful career dialogues with their people. To that end, we have created a new tool, Experience Maps. They describe the experiences people can gain to prepare for or develop in critical roles. We have identified 45 roles according to the following criteria: key to deliver on our strategy, roles our people aspire to be in, and roles with multi incumbents.

These maps are created as a tool for employees and managers to use during development dialogues and for employees to explore when thinking about career steps, how to gain experience to be ready for these roles. By identifying the roles and experiences critical to our business strategy, we clarify development areas and transferrable skills in support of cross-functional, lateral, traditional, as well as non-traditional career opportunities for our people. The career maps guide experience but we have also aligned them with our courses and learning as made available by Philips University.

We have integrated the experience maps into our talent development approach, enabling and empowering our people with real-time, integrated tools and resources to help them plan and manage their career. We also build awareness of experience-based careers for our people through stories and communications, prioritizing critical roles and capabilities that are directly in support of our health technology strategy.

We continue to stimulate cross-moves (across businesses, between markets or functions) to promote collaboration and give people challenging learning experiences.

20% Coaching and mentoring

In 2017, Philips University launched a program for leaders, enabling them to better support people’s growth through meaningful career conversations. Coaching and mentoring are also an integral part of all our leadership development programs across all levels of leadership, starting with the transition from individual contributor to first time frontline leader. Our goal is to build coaching capabilities in our leadership population to support leaders in building talent within their teams. As part of our Senior Women in Leadership program, leaders mentor female emerging leaders as application practice throughout their learning journey.

In 2018 we will drive further initiatives focused on:

  Strengthening the employee career partnership with clear accountabilities
  Equipping managers as effective career coaches who will have transparent career dialogues with their team, with differentiated development for deep specialists and broad leaders
10% Learning programs

In 2017, Philips University embarked on a journey of transformation. By further optimizing the way learning is offered at Philips, Philips University works to unleash its potential as a world-class learning provider and to deliver upon its mission of a lifetime of learning in Philips. By mirroring learning requests to company-wide strategic priorities and introducing smarter ways of working, we commit to deliver meaningful learning solutions that truly impact our people and Philips as a whole. We continue to explore and implement innovative learning techniques such as virtual instructor-led learning, gamification, video and micro-learning to deliver impactful learning in a cost-conscious manner. In 2016 we initiated a drive to measure learning impact and made significant steps in 2017 to improve the user experience in our learning management system (LMS) to deliver and report learning evaluation from satisfaction scores to assurance of learning application. Starting from July 2017, all requests for learning require us to perform a simple ROI calculation and we look forward to integrating this metric in our dashboards in 2018.

13.3.2Talent attraction

In 2017 we continued to strengthen in-house talent acquisition capabilities, completing 90% of executive hires in 2017. In addition, we expanded our in-house executive search services team to also support executive talent pipelining in order to strengthen executive succession plans where required.

We continued to invest in strategic Recruitment Marketing initiatives to help enable the company’s health technology focus and transformation through attraction of key talent. As such, the following tactics were executed to further strengthen employer brand visibility and engagement levels in the labor market:

  A new global Employer Value Proposition (EVP) and employer brand communications platform was activated across key geographies, talent sourcing channels and target audience segments. The new EVP was used to strategically align internal programs, people-focused investments, and employee communications, while also generating approximately 114.8 million positive talent brand impressions in the external labor market.
  Attraction campaigns targeting priority talent segments, such as software talent and Q&R professionals, were executed throughout the year. Building on the success of award-winning campaigns launched in 2016 ( Code to Care and Quality Gene), the team generated approximately 29 million positive impressions and landing page visits from over 46,000 target software recruits in 2017, further strengthening digital talent pipelines and increasing hires from defined target companies.
  In response to the increasing competition for top talent, and candidate feedback, we invested in improving the most influential touchpoints in the candidate decision journey. Enhancements included mandatory candidate experience training for all recruiters, a differentiating employer brand content strategy, and the launch of a new global career website platform. The new platform leverages Artificial Intelligence (AI) and modern web technologies to deliver a more personalized, and candidate-centric digital experience. Since launch, the new platform has generated over 875,000 visits to the global site.

Best Place to Work programs continued to help Philips optimize its attractiveness to passive talent. In 2017, Philips won top employer awards in three countries - the Netherlands, Italy, and UAE. The company’s talent acquisition organization also continued to be recognized as best-in-class by Corporate Executive Board, and other industry thought leadership channels.

13.3.3Employee volunteering

Our people around the world bring the same passion and rigor to our employee volunteering, social impact and donations as they do to our Philips business, through innovative collaborations, such as the Philips Foundation and Ashoka collaboration, with the aim of increasing the impact of social entrepreneurs, leveraging Philips employee expertise, technology and measurable solutions, for example the ChARM, and volunteering their time to make a profound impact to people’s lives around the world. Our mission to improve lives through meaningful innovation is a key attractor for our people to join Philips and we connect our employee efforts directly to our brand promise as a leading health technology company to #Makelifebetter.

Our Philips Foundation provides the platform for the wider societal activity of Royal Philips, with the inspiring mission to reduce health inequality for those who have limited access to healthcare, through meaningful innovation towards solutions that are sustainable and inclusive.

Each of our full global workforce of 73,951 employees are granted one day paid time off from work for volunteering activities on an annual basis. We have so many inspiring stories of impact around the world. To give just a few examples:

  Over 5,000 employees completed CPR training, and employees participated in 19 walks across the US, also as part of World Heart Day
  Supporting an isolated Blackfeet Tribe of 15,000 in Montana to utilize telemedicine, and donated ultrasound guided cardiology equipment
  Supporting low-income schools in India through teaching English, donating food, books and clothing
  Supporting Seattle King County clinic, with over 150 employees volunteering their time, including donations of ultrasound machines and Sonicare toothbrushes
  Providing volunteers, technical support and medical equipment to International Medical Equipment Collaborative (IMEC)
  Supporting March of Dimes, hosting 13 baby showers, educating on baby health and donating equipment to military mothers, and developing a community portal

In 2018 we will focus our employee volunteering and fundraising efforts around the theme of Childhood Pneumonia, to create measurable and sustainable impact. Every minute 2 children under 5 die from pneumonia. However, pneumonia is a communicable disease that can be easily prevented, diagnosed and treated with the appropriate and affordable commodities.

13.3.4Building employability

At Philips, our vision to offer the best place to work for people who share our passion is not limited to our employees. In a number of our geographies, we support social initiatives to increase employability. This year we are highlighting a UK example, where we have been working with the halow project, which nurtures the independence of individuals with learning disabilities.

13.3.5The Philips Foundation

The Philips Foundation is a registered charity established in 2014 as a platform for the worldwide societal activities of Philips. It has now evolved to support the Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages) and 17 (Revitalize the global partnership for sustainable development) by deploying what Philips is best at. Royal Philips supported the programs of the Philips Foundation in 2017 and provided the operating staff as well as the expert support of skilled employees for support in the Foundation’s programs.

The Philips Foundation’s mission has been reformulated in 2017 to reduce healthcare inequality by providing access to quality healthcare for disadvantaged communities. We do this through the provision and application of Philips’s healthcare and personal care expertise, innovation power, talent and resources and by financial support. Together with key partners around the globe, the Philips Foundation seeks to identify the challenges where a combination of Philips expertise and partner experience can be used to create meaningful solutions that impact people’s lives.

In 2017 The Philips Foundation exceeded the number of 100 projects throughout the world, engaging employees and connecting with patients and underserved communities on healthcare. 33 local projects were approved in 2017 throughout all geographical markets, along all phases of the healthcare continuum: from education on healthy living and prevention, to diagnosis and treatment, deploying Philips’ expertise and skills. Across 19 countries Philips Foundation supported 28 local non-governmental organizations, working with Philips employees to improve healthcare access and availability for people as well as personal care.

In addition, in 2017 Philips Foundation continued working with global organizations. While assessing poorly functioning healthcare facilities, we deployed an alpha release of an assessment mobile application and a minimal cloud-based backend in collaboration with the Ministry of Health and UNICEF in facilities located in Kakamega and Nairobi in Kenya. Our partnership with United Nations Children’s Fund (UNICEF) is ongoing with the Maker Project in Kenya, leveraging our capabilities to create sustainable innovative solutions to maternal and child healthcare issues.

In collaboration with the International Committee of the Red Cross (ICRC) and the Netherlands Red Cross we developed a toolkit for healthcare workers in Sub-Saharan Africa. The toolkit aims to mitigate the most prominent health risks faced during pregnancy and promotes ways to maintain a healthy lifestyle. This is part of larger efforts to innovate with the ICRC to optimize maternal care in fragile environments. A next project, working specifically with the Netherlands Red Cross and Ivory Coast Red Cross, will build the Community Life Centers and improve community healthcare in Ivory Coast.

We committed to donate scanning equipment to Mercy Ships, which brings in floating professional hospital care to the benefit of people in remote areas in Africa. We started studying sustainability models around healthcare facilities in primary care to ensure long term availability with Amref Health Africa. The Philips Foundation will donate Children’s Automatic Respiratory Monitors to Management Sciences for Health (MSH) that works shoulder-to-shoulder with countries and communities to save lives and improve the health of the world’s poorest and most vulnerable people by building strong, resilient, sustainable health systems. This is part of their application to USAID to fund an Integrated Health Project (IHP) in DR Congo.

With Ashoka the Philips Foundation started a multi-year effort to unleash the power of social innovation to reduce health inequality. In the program, the Philips Foundation supports a number of social entrepreneurs selected for their visionary solutions to improve access to healthcare for those who lack access. The entrepreneurs are connected to experienced Philips employees through several programs, aimed at scaling the impact of their healthcare solutions and at co-creating new models for business and social value.

The Philips Foundation financially supported mobile clinics in Somalia and Yemen, and donated mobile ultrasound equipment after other natural disasters such as hurricanes of unprecedented force (Hurricane Matthew, Harvey, Irma and Maria), flooding and earthquakes that occurred this year. By uniting to collaborate, we believe we can make life better for people — and every day, we work to extend that promise around the world.

Further to building on our work, we continued to honor the longstanding commitment to the communities we do business with through support for local NGOs and engaging our colleagues in those communities.

More information about the Philips Foundation, its purpose and scope as well as the Annual Report of the Philips Foundation can be found here .

13.3.6General Business Principles

In 2017, a total of 382 concerns were reported via the Philips Ethics Line and through our network of GBP Compliance Officers. The previous reporting period (2016) saw a total of 339 concerns, resulting in an increase of 13% in the number of reports.

This is a continuation of the upward trend reported since 2014, the year in which Philips updated its General Business Principles and deployed a strengthened global communication campaign. We believe this trend continues to be in line with our multi-year efforts to encourage our employees to speak up.

The upward trend in the number of concerns can be attributed primarily to more concerns being reported in North America, which now accounts for 49% of the total number of complaints (2016: 38%). The number of concerns reported in the Asia-Pacific region (APAC region) and in Europe, Middle East & Africa (EMEA region) remained quite stable, accounting for 20% and 21% of the total number of complaints respectively in 2017 (2016: 24% and 20%). The concerns reported in Latin America declined to 10% of the total number of complaints, compared with 19% in 2016.

Philips Group
Breakdown of reported GBP concerns
in number of reports
2014 - 2017
	2014	2015	2016	2017
Health & Safety	4	8	9	11
Treatment of employees	142	166	179	211
Collective bargaining	-	-	-	-
Equal and fair treatment	46	32	51	59
Employee development	-	2	12	12
Employee privacy	3	6	2	1
Employee relations	2	-	16	32
Respectful treatment	69	83	62	77
Remuneration	6	4	5	8
Right to organize	-	-	-	-
Working hours	3	1	2	9
HR other	13	38	29	13
Legal	23	19	27	36
Business Integrity	73	89	97	104
Supply management	5	3	10	6
IT	6	2	8	6
Other	21	8	9	8
Total	274	295	339	382
Philips Group
Classification of the new concerns investigated
in number of reports
2015 - 2017
	2015		2016		2017
	substantiated	unsubstantiated	substantiated	unsubstantiated	substantiated	unsubstantiated
Health & Safety	2	4	1	1	6	3
Treatment of employees	47	64	45	103	44	126
Legal	3	5	4	13	8	16
Business Integrity	9	42	18	42	28	38
Supply Management	-	-	-	7	-	5
IT	-	1	1	1	2	4
Other	1	5	3	2	3	4
Total	62	121	72	169	91	196
Most common types of concerns reported
Treatment of employees

As in previous years, the type of concern most commonly reported related to the category ‘Treatment of employees’. In 2017 there were 211 reports in this category, compared to 179 in 2016. This represents 55% of the total number of concerns, which is only a slight increase on 2016 (53%).

The majority of the concerns reported in the ‘Treatment of employees’ category relate to ‘Respectful treatment’ and ‘Equal and fair treatment’ (64%). The ‘Respectful treatment’ category generally relates to concerns about verbal abuse, (sexual) harassment, and hostile work environments. ‘Equal and fair treatment’ primarily addresses favoritism, matters of discrimination and unfair treatment in the workplace. In these categories, 73% of the cases originate from the Americas, which is slightly more than in 2016 (72%).

Business integrity

The second-most reported type of concern relates to ‘Business Integrity’, which accounted for 27% of total cases reported in 2017. This is slightly less than in 2016, when the percentage was 29%. These concerns originated primarily from the APAC region (44%), followed by EMEA (28%), Latin America (16%) and North America (12%).

Substantiated/unsubstantiated concerns

Of the 382 cases reported in 2017, 95 are still pending closure, in particular those that were filed towards the end of the year. The table below gives an overview of the number of reported concerns that were substantiated (i.e. were found to constitute a breach of our General Business Principles) by the subsequent investigation.

Of the 287 reports closed in 2017 (241 in 2016), 91 were substantiated, which represents 32% of the total number reported and closed (30% in 2016). This is also shown in the table below. Notably, while 31% of the Treatment of employee cases were substantiated in 2016, this percentage dropped to 26% in 2017 (2015: 42%, 2014: 28%). Similarly, 42% of the Business Integrity reports were closed as substantiated in 2017, compared with 30% in 2016 (2015: 18%, 2014: 33%).

In addition to the above, 117 concerns that were still open at the end of 2016 were closed during the course of 2017. 44% of these concerns were substantiated after investigation.

Of the 143 substantiated concerns closed in 2017, 77 were followed up with disciplinary measures ranging from termination of employment and written warnings to training and coaching. In other cases corrective action was taken, which varied from strengthening the business processes to increasing awareness of the expected standard of business conduct.

13.3.7Health and Safety performance

In 2017 we focused on four main areas of Health and Safety:

Policy and Procedures. The CEO signed the new H&S policy and under it the existing standards are being consolidated and upgraded into a common format to provide guidance in a simple, consistent Management System format.

Structure and Responsibility. The Health and Safety structure to support the operational sites and the Field Service organizations was improved and focused on providing support to all Philips activities more directly. Within this a program to upskill H&S professionals was implemented to provide better internal development opportunities.

Internal Health and Safety Audit. We strengthened our audit process by extending the duration of Health and Safety audits and focused on delivering higher standards using verifiable evidence to provide greater depth of analysis. We saw improved performance at sites as a result and one site achieved an 85% accident reduction rate following this enhanced process.

Cultural Change. We continued to focus our efforts on a proactive cultural transformation through Behavior Based Safety (BBS). BBS requires a fundamental shift in how we think about and act on Health and Safety before an injury occurs. Our new company program, based on an internal best practice, was deployed and implemented globally across many factories in 2017 including those in China, Europe and the USA. At one pilot site we saw accidents reduced by 75% following the introduction of the BBS program. We believe this program will continue to drive down our workplace injuries and be a key pillar towards reaching our goal of a 25% reduction in total injuries by 2020.

Metrics. In 2017 we implemented proactive metrics to support the more traditional Reactive metrics (TRC and LWIC) and we completed over 14,000 safety Gemba Walks and 22,900 Safety Kaizen activities. This approach is also designed to support cultural change and drive safety into routine management activity.

In 2017, we recorded 234 TRCs (239 in 2016), i.e. cases where the injured employee is unable to work one or more days, or had medical treatment, or sustained an industrial illness.

Philips Group
Total recordable cases
per 100 FTEs
2016 - 2017
	2016	2017
Personal Health	0.33	0.28
Diagnosis & Treatment	0.65	0.58
Connected Care & Health Informatics	0.67	0.60
HealthTech Other	0.27	0.29
Philips Group	0.37	0.36

Additionally, we recorded 113 LWIC, i.e. occupational injury cases where the injured person is unable to work one or more days after the injury. This represents an increase compared with 103 in 2016. The LWIC rate increased to 0.17 per 100 FTEs, compared with 0.16 in 2016. The number of Lost Workdays caused by injuries increased by 965 days (30%) to 4,170 days in 2017.

Philips Group
Lost workday injuries
per 100 FTEs
2013 - 2017
	2013	2014	2015	2016	2017
Personal Health	0.33	0.16	0.16	0.15	0.17
Diagnosis & Treatment	0.23	0.27	0.20	0.36	0.27
Connected Care & Health Informatics	0.05	0.18	0.16	0.15	0.15
HealthTech Other	0.12	0.11	0.13	0.10	0.14
Philips Group	0.18	0.15	0.15	0.16	0.17

Personal Health businesses

The Personal Health businesses segment showed a decrease in performance in Health and Safety with 24 LWIC in 2017, compared to 21 in 2016. The LWIC rate increased from 0.15 in 2016 to 0.17 in 2017. The Personal Health businesses segment had 38 recordable cases in 2017 (46 in 2016), mainly driven by fewer cases in our factory in the USA.

Diagnosis & Treatment businesses

In the Diagnosis & Treatment businesses segment Health and Safety showed an increase in performance in 2017 with 33 LWIC compared to 40 in 2016. The LWIC rate decreased to 0.27 compared to 0.36 in 2016. The total number of recordable cases for the Diagnosis & Treatment businesses segment was 70 (73 in 2016), mainly driven by our factories in the Netherlands and Costa Rica.

Connected Care & Health Informatics businesses

Health and Safety performance in the Connected Care & Health Informatics businesses segment was stable in 2017 with 5 LWIC in 2017, the same number as in 2016. Correspondingly, the LWIC rate remained at 0.15 in 2017. The total number of recordable cases for the Connected Care & Health Informatics businesses segment was 20 (23 in 2016).

13.3.8Stakeholder engagement

Our engagement with various partners and stakeholders is essential to our vision of making the world healthier and sustainable through innovation. Some of our partnership engagements are described below.

Global partnerships

World Economic Forum

Philips is proud to continue as a strategic partner of the World Economic Forum (WEF), an International Organization for Public-Private Cooperation committed to improving the state of the world. The Forum engages the foremost political, business and other leaders of society to shape global, regional and industry agendas.

In addition to the Annual Meeting in Davos, we supported and participated in a wide range of initiatives and projects throughout the year – regional WEF events in Latin America and ASEAN, continued involvement in initiatives such as Shaping the Future of Health and Healthcare and Shaping the Future of Digital Economy and Society, as well as participation in the International Business Council of the World Economic Forum.

Through his co-chairmanship of the PACE (Platform for Accelerating the Circular Economy) initiative, Philips CEO Frans van Houten announced a pledge that Philips aims to take back all capital equipment from our hospital clients.

Global Alliance for Vaccines and Immunization

Philips and the Global Alliance for Vaccines and Immunization are partnering to improve the quality of immunization data and its collection in primary and community healthcare. The partnership will be piloting a project in Uganda with the goal of gathering accurate healthcare data to provide access to care at lower costs, improve patient outcomes, and reduce costs. Good data is key to strengthening health systems around the world.

World Heart Federation

Philips continued their partnership with the World Heart Federation (WHF) in 2017 to help people better manage their heart health. Aligned with the WHF’s ‘power your life’ campaign, Philips aims to encourage people to take personal responsibility for leading heart-healthy lives and to raise awareness about cardiovascular disease.

Thought leadership

Future Health Index

The Future Health Index (FHI) is Philips’ flagship research platform to understand perceptions of connected care technology and the role it plays in the future of healthcare. Launched in 2016, it is a comprehensive record of where we are on the road to better outcomes achieved at lower cost, examining perceptions of main users of health systems and investigating how technology is transforming lives around the world, thereby using data from organizations such as the World Health Organization, World Bank and IDC. In 2018 the Future Health Index will continue to work with the industry’s brightest minds with a focus on demonstrating how connected care technologies are, and should be, used to accelerate value-based healthcare.

Digital Health Society

Philips is part of the EU ecosystem - Digital Health Society (DSH). The DHS network, initiated in October 2017 by the then-Estonian Presidency of the Council of the European Union, includes main EU key stakeholders: policy-makers, citizens, health professionals, scientists, companies and payers. Its main objective is to identify current main challenges for the deployment of digital health and to devise ways and initiatives to achieve it.

The four main topics cover:

  Convergence on interoperability standards and digital tele healthcare protocol
  Data donors and citizen-controlled data governance
  Legal framework facilitating the free flow of data and the 2nd use of data
  Digital transformation and change management in health and social care organizations

We believe that such a multi-stakeholder approach is an effective method to achieve the Digital Single Market in the EU.

Working on global issues

Sustainable Development Goals

Philips aspires to be a major private sector contributor to The United Nations Sustainable Development Goals (SDGs). Philips is committed to working closely with all relevant stakeholders to develop solutions to address SDG 3 (“to ensure healthy lives and promote well-being for all at all ages”) and SDG 12 (“to ensure sustainable consumption and production patterns”).

Throughout the year we ran two campaigns with DEVEX, a social enterprise and media platform for the global development community. Philips led a 10-week dialogue series with European Investment Bank, International Finance Corporation and UNDP on how to boost and improve Public Private Partnerships (PPPs) as a financial instrument to achieve the SDGS. The DEVEX editorial team covered HealthMap Diagnostics, a joint venture between Manipal Health Enterprises and Philips in Haryana, India.

Our second campaign with DEVEX focused on the importance of quality primary healthcare to achieve the goal of Universal Health Coverage. We partnered with the WHO, IFPMA, IFRC and UNICEF among others. As part of the Philips coverage, the DEVEX editorial team travelled to Jayapura, Indonesia to discover more about our Mobile Obstetrician Monitoring solution. Frans van Houten was also interviewed as part of the dialogue on the importance of taking a holistic view of healthcare.

In the 2017 UN General Assembly, our CEO Frans van Houten, Chief HR Officer Ronald de Jong and Chief of International Markets Henk de Jong joined a number of events including WEF’s inaugural Summit on Sustainable Development Impact. There, we shared our pledge to improve the lives of 300 million people a year in underserved healthcare communities by 2025 recognizing the often-critical needs of women and children in many communities.

In the framework of the UNGA week, Philips sponsored the Social Good Summit in New York, where it launched in 15 countries its Better Me, Better World initiative. The platform provides consumers with personal benefits while giving them the opportunity to help prioritize the additional health and healthcare causes that Philips will support through the Philips Foundation in 2018.

On the occasion of United Nations General Assembly in September 2017, we co-organized a panel discussion on Universal Health Coverage (UHC) with the Rockefeller Foundation and DEVEX. UHC is the number one priority for the World Health Organization. Philips believes the private sector can work in partnership to develop innovative business models and provide access to quality universal healthcare . Ronald de Jong, Head of HR Royal Philips and Chairman of the Philips Foundation, together with Peter Maurer, President International Committee of the Red Cross discussed how the Private/Public Sector can support humanitarian causes such as healthcare, sharing our collaboration in the development of the High Risk Pregnancy Toolkit and the Primary Healthcare Facilities in the Ivory Coast.

Strengthening primary care and enabling community development

Philips continued on its journey towards improving access to care in developing countries, especially Africa. We have extended our pledge to improve the lives of 300 million people a year in underserved healthcare communities by 2025, with a specific focus on women and children. The needs of women and children are critical and at the heart of the need to achieve Universal Health Coverage.

The modular Community Life Center (CLC) solution for radical improvement of primary care was further optimized and prepared for large scale deployment. In the course of 2017, CLCs were inaugurated in Kenya, South Africa and the Democratic Republic of Congo.

Philips was the first private sector company to provide support to the SDG 3 window of the newly created SDG Partnership Platform Kenya, an initiative of the UN, the Government of Kenya and the private sector. The SDG 3 window of the platform aims to ‘Demonstrate the power of public-private collaboration to transform primary healthcare, and attain Universal Health Coverage by 2021, in support of the broader attainment of the Sustainable Development Goals (SDGs), improving health & well-being of 46 million Kenyans’. Through co-creations with county governments, Philips will engage in large scale public private partnerships for improving primary care.

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

The ChARM has been included in the UNICEF Supply Chain Division’s ARIDA project, for trials in Nepal and Ethiopia. ChARM has the potential to assist community health workers in establishing a more accurate measurement of a sick child’s breathing rate to help improve the diagnosis of pneumonia and potentially prevent some of the 922,000 childhood deaths caused by pneumonia each year.

Global Financing Facility

In 2017 Philips was elected to represent the private sector in the Global Financing Facility (GFF) Investors Group. The GFF is seizing the opportunity to change the course of financing for the Sustainable Development Goals and improve the lives of millions of women, children, and adolescents across the world. By creating the right financial and technical conditions for innovation as a common objective, we believe our involvement will achieve greater impact and better health outcomes through collaboration.

13.3.9Supplier indicators

Philips has a direct business relationship with approximately 4,600 product and component suppliers and 18,000 service providers, and in many cases the sustainability issues deeper in our supply chain require us to intervene beyond tier 1 of the chain.

Supplier sustainability strategy

Through a structured annual strategic process combined with a multi-stakeholder dialogue we identified our five key focus areas as described below:

1. Supplier Sustainability Compliance

Two core policy documents form the basis of supplier sustainability compliance: the Supplier Sustainability Declaration (SSD) and the Regulated Substances List (RSL).

Supplier Sustainability Declaration (SSD)

The SSD sets out the standards and behaviors Philips requires from its suppliers. The SSD is based on the Responsible Business Alliance (RBA, formerly known as Electronics Industry Citizenship Coalition (EICC)) Code of Conduct and covers the topics Health & Safety, Labor, Environment, Ethics and Management systems.

Regulated Substances List (RSL)

The RSL specifies which chemical substances are regulated by legislation. Suppliers are required to follow all the requirements stated in the RSL. Substances can either be marked as restricted or declarable.

Philips further specifies contractual and transparency requirements. All suppliers are obliged to contractually commit to the SSD and RSL. Through integration of a Sustainability Agreement (SA) in our General Purchase Agreement (GPA) suppliers declare compliance to both the SSD and RSL. Upon request they also provide additional information and evidence.

2. Supplier Sustainability Performance (SSP) - “Beyond Audit”

Philips started to conduct supplier sustainability audits in 2004 as part of its commitment to be a responsible company. Supplier scoping was based on risk criteria such as risk countries (Maplecroft/Veririsk) and spend threshold (more than EUR 1 million). Since 2004, we conducted, through third party service providers, approximately 2,500 sustainability audits. The number of audits and the key “non conformities” have been published by Philips in its Annual Report from the beginning. During the execution of the audit program we identified industry specific non conformities occurring at a large number of our suppliers in scope related to for example Health and Safety or remuneration and benefits. As a first kind of corrective action, we have started to implement training programs like electrical safety training, Health & Safety training and dust explosion training. At a later stage we participated in a capacity building program on improving the worker-management dialogue (IDH-WMD program). The outcome of these training and capacity building programs only showed limited positive impact on the number of non-conformities identified.

We believed in the need for a structural change that goes beyond audit. Therefore we designed and developed a new approach – Supplier Sustainability Performance (“Beyond Audit”), focusing on:

  making our supply chain sustainable in every sense of the word taking a systematic approach to improving the sustainability of our supply chain driving continuous improvement and measuring impact through a structural phased approach focusing on collaboration, increased transparency, clear commitments and suppliers meeting agreed targets encouraging our suppliers, industry peers and cross-industry peers to join our approach

All aspects are related to a set of boundary conditions that need to be met by potential suppliers before being allowed to enter the Philips supply base.

Managing improvements structurally over time requires a systemic approach, using a set of recognized and global references, an executable process, specific customized agreed actions, a set of KPIs, ambitious targets and of course a group of suppliers that will be in scope. This systemic approach is shown in the figure below which is a simplified high-level representation of the overall SSP program.

The Frame of Reference addresses two completely different dimensions, which outline predefined requirements and subjects that can be used to identify the maturity level of a supplier. The core of the Frame of Reference (see diagram below) refers to aspects as defined in the Philips Sustainability Agreement based on a cross-industry code of conduct, and includes for example Health and Safety.

The outer loop in this Frame of Reference sets clear directions for identifying and measuring the maturity level across nine elements of the topics mentioned in the core. Combining both dimensions into a matrix makes it possible to identify each core aspect’s maturity level. This matrix, capturing the summarized information, enables mapping and monitoring of the sustainability maturity level of individual suppliers over time.

For each supplier within the scope of our approach, the core elements as described in the Frame of Reference will be identified and measured in an annual cycle through a structured process based on four key stages (see below). The first stage, ‘ Select’, defines which suppliers will be in scope and clarifies expectations to all relevant stakeholders through an annual process. The second stage, ‘Identify’, invites suppliers in scope to complete a Self-Assessment Questionnaire (SAQ) and provide sufficient supporting evidence enabling subject matter experts to perform a validation based on predefined criteria. The third stage, ‘Agree’, assigns the suppliers to different supplier statuses. The minimum requirement to be met is defined as PZT (Potential Zero Tolerance). The fourth stage is about the ‘Implement/Sustain’ of the agreed Supplier Sustainability Improvement Plan (SSIP). Suppliers allocate resources, maintain the improvement plan, track the progress of the plan, and measure how their actions are influencing the local situation.

Supplier classification

Four different categories are used for assigning suppliers in scope after validation of the SAQ. These four categories are BiC (Best in Class), SSIP (Supplier Sustainability Improvement Plan), DIY (Do It Yourself) and No Zero Tolerance. The status of PZT (Potential Zero Tolerance) is supposed to be a temporary status and requires immediate attention and action. Depending on the supplier assignment, suppliers will be engaged in different ways to improve their sustainability performance.

Unaware	Aware
SSIP – Supplier - Increase awareness - Supported and trained - Collaborates to improve	**BiC – Supplier** (No specific further actions, in future supplier shares)
Minimum requirements are met; No Zero Tolerance (No specific further actions)	**DIY – Supplier** (Future peer-to-peer network of cross supplier sharing/learning)

Unaware → **Aware**

Maturity level

Criteria;
Supplier Assessment Questionnaire (SAQ) applies **to all suppliers in scope**
- Annual spend > 500K€ (last FY)

Note: no specific focus on any kind of 'risk' countries

If during the execution of the SSP program at any specific period in time a (Potential) Zero Tolerance has been identified, immediate and further action will be taken. If the requested additional information and evidence lead to the conclusion that there is no structural Zero Tolerance the supplier status will be changed and the supplier will go back to the original track in the program. If the conclusion gives rise to a structural Zero Tolerance the supplier will be required to:

  Propose a plan to mitigate and/or resolve the identified Zero Tolerance(s)
  Commit to structurally resolving the Zero Tolerance
  Provide regular updates and evidence
  Avoid quick-fixing

During the execution of the SSP program we have identified several Zero Tolerances so far. Based on these first results we can therefore conclude that through our structural approach, our open communication, our focus on collaboration and suppliers showing commitment to continuous improvement we increased transparency and mitigated these Zero Tolerances in a structural manner.

Philips has defined six Zero Tolerances (ZT), which are:

  Fake or falsified records (structural)
  Child and/or forced labor (structural)
  Immediate threat to the environment
  Immediate threat to workers (Health and Safety issues)
  Failure to comply with regulatory and/or Philips requirements
  Workers’ monthly income (covering salary for regular hours and overtime, tax deductions, social insurance) structurally failing to meet regulatory requirements

In 2017, unfortunately one supplier decided, after accepting the Zero Tolerance mitigation plan, to stop execution of the plan. This triggered the phase-out process of this specific supplier. The decision to phase-out a supplier is conducted in close collaboration with responsible business owners, legal representatives and sustainability subject matter experts.

Measuring impact

The impact of improvements, is measured as a single number based on a scale varying from 0 to 100%. This single value is calculated at individual suppliers, combining the values of the nine elements per aspect into one overall number. The ultimate goal is to achieve a perfect score. However, the main focus at this moment is to identify improvement based on the agreed improvement plan.

More information on the Supplier Sustainability Performance program can be found here .

PI Electronics have been audited by several Customers (e.g. RBA members) for more than 10 years. Through participation in the SSP approach, we have re-organized the company’s management system, implemented control measures for timely comparison and tracking improvements in a monthly KPI report. All relevant departments are engaged and take action to address potential areas of improvement.
PI Electronics

Current sample of suppliers that entered in 2016 and are still active in 2017 in the program is 49 (2016) and 164 (2017). All of these are validated:

  All suppliers in scope completed the SAQ and have been validated in 2017; the program conducted a Site assessment validation at 36% of these suppliers.
  77 suppliers developed and agreed a Supplier Sustainability Improvement Plan (SSIP).
  64 suppliers started executing the SSIP whereas 13 suppliers (entered in 2016) continued to execute their SSIP, while Philips provides support and monitors progress on a regular basis.
  The average baseline score of all suppliers active in the program is almost equal for 2016 (50 for 49 suppliers) and 2017 (51 for 164) suppliers.
  The average improvement against the baseline is 15%, for those 13 suppliers which entered the program in 2016 and continued to execute the SSIP program in 2017 through close collaboration with Philips.
  The average improvement against the baseline is 6%, for those 36 suppliers which entered the program in 2016 and continued to manage the improvements themselves (DIY) in 2017.
  The number of employees at suppliers participating in the SSP program is approximately 200,000.
SSP mainly focuses on long-term sustainability improvement with a structural systematic approach. We have recognized three key aspects so far; 1. a change of mindset: we as supplier can actively work together with Philips to eliminate the risk without the concern of being punished when the issues are not closed, 2. a change of method: joint-effort approach, 3. a change in effectiveness: enhance supplier long-term competency.
Foliage

In 2017, a third party, Elevate, was engaged to support Philips in the review of our approach and to conduct supplier validations to get familiar with our SSP approach. Next, Elevate conducted, in close collaboration with our experts, several desktop validations followed by four on-site assessment validations, to be aligned and prepared to expand suppliers in scope globally. For 2018 we continue our roll-out in close collaboration with Elevate, targeting together 400 suppliers.

The Philips Supplier Sustainability Performance program is an innovative beyond auditing model that has proven to have greater impact for factories, workers and the planet. After years of social compliance auditing with limited impact, industry can learn from Philips and companies should experiment with similar efforts to drive greater transparency, partnership and performance.
Ian Spaulding, CEO
Elevate Limited
Responsible Sourcing approach of Philips
Due diligence approach
OECD Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain
1
Establish

strong company management systems
2
Identify

and assess risks in the supply chain
3
Analyze

and design

a strategy
4
Independent third-party

audit
5
Report on supply chain

due diligence
Multi-stakeholder initiatives
Working together with other stakeholders to apply leverage
Stakeholder Dialogue
Connecting

supply & demand
Sharing knowledge

& best practices
In-region projects for

responsible mining
Supply chains for

responsible sourcing
Supply
Demand
3. Responsible Sourcing of Minerals

The supply chains of minerals are long and complex. There are typically 7+ tiers between the end-user companies like Philips and the mines where the minerals are being extracted. Philips does not directly source minerals from mines in the conflict-affected and high-risk regions. Mining in these regions often takes place in an artisanal form, which often means it is informal and unregulated. Artisanal miners can become victims to exploitation by various militia and armed groups or local traders. This increases the risk of human rights violations (forced labor, child labor or widespread sexual violence), unsafe working conditions or environmental concerns.

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

Philips applies collective cross-industry leverage through active engagement via the Responsible Minerals Initiative (RMI, formerly known as the Conflict Free Sourcing Initiative (CFSI)). The RMI identifies smelters that can demonstrate through an independent third-party audit that the minerals they procure are conflict free. Philips is actively directing its supply chain towards these smelters. See www.responsiblemineralsinitiative.org for more details.

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

European Partnership for Responsible Minerals (EPRM)

EPRM is a five-year multi-stakeholder partnership between governments, companies, and civil society actors working toward more sustainable minerals supply chains. Philips became a strategic, founding partner of EPRM in May 2016, being the first representative of the private sector to join the initiative. The goal of the EPRM is to create better social and economic conditions for mine workers and local mining communities, by increasing the number of mines that adopt responsible mining practices in Conflict and High Risk Areas (CAHRAs).

Tin mining in Indonesia (TWG)

Indonesia produces roughly one-third of the world’s tin supply, of which the vast majority comes from the islands Bangka and Belitung. The current phase (2017-2019) of the TWG is led by the RBA Responsible Minerals Initiative. Additional funding was received from the EPRM to support pilot project activities for land reclamation as well as Occupational Health and Safety (OHS) capacity building.

IRBC Agreement Responsible Gold

In June 2017 Royal Philips signed the Agreement Responsible Gold and as such agreed to work on improving international responsible business conduct across the entire gold value chain. Transparency is an important part of these efforts, which are being undertaken by a broad coalition of partners (government, jewelers, recycling firms, smelting firms, NGOs and goldsmiths). The parties agreed to join forces with the aim of tackling child labor in Uganda by working closely with mining communities and connecting more responsible gold to the supply chains of Philips and Fairphone, Solidaridad, UNICEF and Uganda-based NGOs and CSOs.

Mica Working Group

Mica is mainly used as a pearlescent pigment in coatings and cosmetics, and in the electronics sector it is used as an electrical insulator. In 2016, Terre des Hommes in collaboration with SOMO published a report “Beauty and a Beast” which showed the widespread problem in the Mica industry in Jharkhand/Bihar (India) and gaps in the due diligence of end user companies. Philips decided to become a member of the Responsible Mica Initiative (RMI), a cross-sector association that ensures close collaboration between various stakeholders to achieve a 100% responsible Mica supply chain over the next five years.

Next, Philips and partners Terre des Hommes, Kuncai and local Indian NGOs received funding from the RVO “Fund Against Child Labor” for their project which focuses on a systemic approach to creating favorable conditions for Mica miners, educating and empowering them to negotiate fair prices and creating access to the market.

Cobalt - newly added to our initiatives

Research by organizations like SOMO and Greenpeace revealed that serious human rights violations and environmental pollution are happening in the Democratic Republic of Congo (DRC) as a result of cobalt mining, including water pollution and forced evictions. In Q4 2017 Fairphone invited Philips to engage directly with a large Cobalt refiner which also has mining subsidiaries in the DRC. The aim was to identify Artisanal and Small-scale Mining (ASM) cobalt mine sites in the DRC that are able to meet the developed entry-level criteria and are committed to cooperate on improvements in the areas of Health and Safety, fairer income, and mining impacts on communities.

The entry-level criteria include legality, traceability and controls including on child labor. Furthermore, it has been agreed by Philips, Fairphone, a shared battery supplier, a cobalt refiner and UNICEF to develop and implement in 2018 a partnership agreement. This partnership agreement enables structural improvement of the situation through a well managed multi-stakeholder initiative.

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

For more information on the Circular Economy, please refer to Circular Economy.

5. Environmental Footprint China

In order to minimize our impact, we are supporting our Chinese suppliers to reduce their environmental footprint and at the same time to contribute to Philips’ sustainability strategy.

Achievements in 2017

  Environmental footprint training for 148 suppliers by Philips Supplier Sustainability team
  Via SA on-site assessment, a number of suppliers have established new waste water and waste air treatment facilities to ensure waste water and air discharging in accordance with regulatory requirements
  Monitor 2nd tier suppliers’ environmental performance via 1st tier suppliers (monthly checking the IPE database)
  Philips was ranked the 20th among 188 brands (ranked 25th in 2016) on the IPE list
  Environmental footprint data reported for improving performance by more than 60 suppliers
  Energy savings via Supplier Development Program - energy savings will be achieved upon implementation of the identified improvement actions
Improve energy efficiency and reduce CO 2 emissions

Since 2015, there have been more than 30 suppliers involved in Philips energy saving projects organized by Philips Lean experts. Via the analysis of manufacturing process and equipment efficiency, Philips Lean experts together with the suppliers, have identified a number of energy saving opportunities. The implementation of these opportunities have led to reductions in energy usage. In 2017 only, 2,000 tonnes of CO 2 reduction opportunities have been identified at 11 supplier sites.

Recognition by the Shanghai local Environmental Protection Bureau

In 2017, due to Philips’ efforts to drive Chinese suppliers to continuously improve their environmental performance, Philips was recognized as one of the best companies by Shanghai Jing’an Environmental Protection Bureau for its great performance in supplier environmental management.

Process Chemicals

Philips is an active member of the RBA project team on process chemicals; for further details on the strategy and approach of this project see the RBA position paper. In addition to this project team we have addressed the topic of process chemicals in the new SSP approach and we aim to identify if and how the manufacturing sites are managing process chemicals.

13.4Environmental statements

This section provides additional information on (some of) the environmental performance parameters reported in Environmental performance.

13.4.1Circular Economy

The transition from a linear to a circular economy is essential to create a sustainable world. A circular economy aims to decouple economic growth from the use of natural resources and ecosystems by using these resources more effectively.

The circular economy program

The circular economy program at Philips ran for the fifth year in 2017 and consists of four strategic pillars:

  Connect to stakeholders outside Philips
  Internal employee engagement
  Create proof points and metrics
  Embed circular economy in Philips processes

Philips leverages partnerships with the Ellen MacArthur Foundation, Circle Economy Netherlands and the World Economic Forum. For example, through the leadership of our CEO and supported by the circular economy program, Philips teamed up with the World Economic Forum to establish a public-private platform to accelerate the circular economy, launched in Davos in January 2017. This platform gained further momentum throughout 2017 and supported projects covering diverse topics such as plastics, electronics & hardware and business models.

At Philips we see huge opportunities for businesses to provide greater value to customers through innovative service models, smart upgrade paths, or product take-back and remanufacturing programs specifically. That is why Philips made a commitment in January 2018 to fully close the loop on all large medical systems equipment that becomes available to us by 2020, and we will continue to expand these practices until we have covered all professional equipment. By “closing the loop”, we mean that we will actively pursue the trade-in of equipment such as MRI, CT and Cardiovascular systems and we will take full control to ensure that all traded-in materials are repurposed in a responsible way.

Circular Revenues

In 2017 the Circular Revenues KPI – deployed the year before – was further embedded in the internal target setting. The Circular Revenues percentage captures our revenues of validated circular products, services, and solutions, as a % of total Philips revenues. The validation is done against the following Philips circularity requirements which might be further refined in the future:

1. Performance and Access-based models

Revenues from contracts that include the condition that Philips has individual end-of-life responsibility for the product.

2. Refurbished, Reconditioned & Remanufactured products/systems

Revenues from selling refurbished, reconditioned or remanufactured products/systems with re-used components >30% by total weight of product/ system.

3. Refurbished, Reconditioned & Remanufactured components

Revenue from harvested components that have either been refurbished, reconditioned or remanufactured. The harvested component must contain >30% re-used parts or materials by total component weight. The component can either be a stand-alone component or part of a new product/system. The commercial value of the component is considered irrespective of whether it is part of a service, warranty or sale.

4. Upgrades/refurbishment on site or remote

Revenue from upgrades of existing hardware and software either on site or remotely.

5. Products with recycled plastics content

Revenues from products with a recycled plastics content of >25% by total weight of eligible plastics.

We set the ambition that by 2020 a total of 15% of our revenues will come from circular propositions. This is double the rate of 7% baseline achieved in 2015. The result for 2017 is 11%. The main contributing revenue streams are for:

Personal Health businesses

Revenues from our B2C products that contain a large amount of recycled plastics, such as our businesses in coffee and domestic appliances. Revenues from providing our home sleep and respiratory equipment in some markets as a rental option.

Diagnosis & Treatment businesses

Our Diamond Select offer of refurbished imaging systems for sale, upgrading of systems at customer premises to enhance performance and extend lifetime, repair and reuse of spare parts.

Connected Care & Health Informatics businesses

A number of Philips businesses based on subscription models, such as for example the Philips Lifeline business and others.

Closing material loops

In addition to tracking circular revenue, we are also working to achieve transparency on the material flows connected with the Philips businesses. In 2017 Philips put a total of some 245,000 tonnes of products on the market. This assessment is based on sales data combined with product-specific weights. 85% of the total product weight was delivered through our B2C businesses in Personal Health and 15% through our B2B businesses (Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses).

We can account for some 20,000 tonnes or approximately 8% of those products being collected, re-used or recycled globally in 2016. Europe has advanced collection systems in place. In these countries we have an average return rate of around 40-50%. National legislation is required to create the level playing field needed to set up efficient recycling systems beyond the EU. The main pathways and quantities for material re-use in 2016 were:

  Trade-in and return for resale as refurbished products and for spare parts harvesting (Diagnosis & Treatment and Connected Care & Health Informatics) some 2,400 tonnes, largely unchanged from 2016.
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

On the demand side, the Personal Health businesses have re-integrated significantly more recycled plastics in new products than last year, closing the material loop for some 1,850 tonnes of plastics, up from 1,440 tonnes in 2016.

More information can be found on the circular economy website.

13.4.2Biodiversity

Philips recognizes the importance of healthy ecosystems and a rich biodiversity for our company, our employees, and society as a whole. We aim to minimize any negative impacts and actively promote ecosystem restoration activities.

The Philips Biodiversity policy was issued in 2014 and progress has been made on biodiversity management, on sites (e.g. impact measurement), on natural capital valuation, and at management level. Most initiatives were led by the environmental coordinators at our sites, for example at our Best and Drachten sites in The Netherlands, which serve as role models on the topic of biodiversity.

After Philips participated in 2015 in the development of the Natural Capital Protocol and volunteered as a pilot company, we continued these activities. In 2017, we developed our first Environmental Profit and Loss account (EP&L), which is described in more detail in Environmental performance. As can be derived from the EP&L, the environmental impact of the Royal Philips sites is limited as they are not very energy-intensive and do not emit large quantities of high-impact substances. The impact of our supply chain however is significantly higher than our own impact. For this reason, we used the identified hot-spots in our supply chain as input for our CDP Supply Chain program. More information on that program can be found in Supplier indicators. Next, our focus on the Circular Economy will reduce the environmental impact of our supply chain. The impact during the use-phase of our products is most significant though, which underlines the importance of our continued focus on energy efficiency improvements of our products and our lobby efforts for more demanding industry standards, for example via COCIR.

13.4.3 Sustainable Operations

Our Sustainable Operations programs relate to improving the environmental performance of our manufacturing facilities and focus on most contributors to climate change, but also address water, recycling of waste and chemical substances.

For an overview of Philips’ industrial sites, please visit: Philips industrial sites.

Philips Group
Green Operations
2017
	baseline year 2015	target 2020 [1] )	2017 actual
Total CO 2 from manufacturing	84 Ktonnes	0 Ktonnes	55 Ktonnes
Water	978,500 m [3]	10% reduction	888,000 m [3]
Zero waste to landfill	3.2 Ktonnes	0 Ktonnes	2.5 Ktonnes
Operational waste recycling	78%	90%	80%
Hazardous substances emissions	1,419 kilos	50% reduction	1,417 kilos
VOC emissions	169 tonnes	10% reduction	142 tonnes
1)Against the base year 2015

Energy use in manufacturing

Total energy usage in manufacturing amounted to 3,072 terajoules in 2017, of which Personal Health consumed about 48% and Diagnosis and Treatment 42%. The energy consumption at Philips level is comparable to 2016. Personal Health energy consumption increased by 2% mainly driven by increased production volumes at several sites, partly offset by the changes in the organization. Diagnosis & Treatment and Connected Care & Health Informatics reported less energy consumption due to energy efficiency improvements.

Philips Group
Total energy consumption in manufacturing
in terajoules
2013 - 2017
	2013	2014	2015	2016	2017
Personal Health	1,369	1,352	1,389	1,436	1,464
Diagnosis & Treatment	1,238	1,202	1,214	1,316	1,298
Connected Care & Health Informatics	329	334	336	318	310
Philips Group	2,936	2,888	2,939	3,070	3,072

Operational carbon footprint and energy efficiency - 2017 details

Becoming carbon-neutral in our operations by 2020 is one of the key targets, after already reducing our operational carbon footprint very significantly during the past years (33% decrease in CO 2 emissions in 2017 compared to our 2007 base year). Our carbon footprint increased by 3% compared to 2016, resulting in a total of 847 kilotonnes CO 2.

Philips Group
Operational carbon footprint
in kilotonnes CO 2-equivalent
2013 - 2017

The 2017 results can be attributed to several factors:

  Accounting for 7% of the total footprint, total CO 2 emissions from manufacturing decreased by 35% due a higher share of electricity from renewable sources (now at 85% in our manufacturing sites).
  CO 2 emissions from non-industrial operations (offices, warehouses, etc.), representing 5% of the total emissions, decreased this year by 48% due to implemented energy efficiency projects and a higher share of electricity from renewable sources.
  The total CO 2 emissions related to business travel, accounting for 16% of our carbon footprint, showed a decrease of 15% compared to 2016, driven by a stricter air travel policy introduced in 2017. This led to an air travel reduction of 10%.
  Overall CO 2 emissions from logistics, representing 73% of the total, increased by 23% compared to 2016, mainly driven by a strong increase in air freight to meet demand. We plan to introduce various measures to drive down air freight shipments by introducing a stricter air freight policy and by optimizing our warehouse locations.
Philips Group
Operational carbon footprint for logistics
	2013	2014	2015	2016	2017
Air transport	263	248	309	371	467
Road transport	107	91	65	67	67
Ocean transport	124	108	86	63	83
Philips Group	494	447	460	501	617

Carbon emissions in manufacturing

The greenhouse gas emissions of our manufacturing operations totaled 55 kilotonnes CO 2-equivalent in 2017, 35% lower than in 2016. Indirect CO 2 emissions represent 60% of the total, which decreased by 47% due to the higher use of electricity generated from renewable sources. Direct CO 2 emissions are comparable to the previous years. Emission from other greenhouse gases showed a slight decrease.

Philips Group
Total carbon emissions in manufacturing
in kilotonnes CO 2-equivalent
2013 - 2017
	2013	2014	2015	2016	2017
Direct CO 2 [1] )	22	20	21	20	20
Indirect CO 2	68	62	60	62	33
Other greenhouse gases	4	2	3	3	2
From glass production	-	-	-	-	-
Philips Group [2] )	94	84	84	85	55
1)From energy
2)Excluding non-reporting industrial sites therefore different from Operational carbon footprint
Philips Group
Total carbon emissions in manufacturing per segment
in kilotonnes CO 2-equivalent
2013 - 2017
	2013	2014	2015	2016	2017
Personal Health	50	45	49	59	36
Diagnosis & Treatment	35	31	28	22	16
Connected Care & Health Informatics	9	8	7	4	3
Philips Group	94	84	84	85	55

CO 2 emissions in 2017 were 30 kilotonnes CO 2-equivalent lower than in 2016. This was driven by the increased use of electricity generated by renewable sources in all businesses in various regions. At Personal Health, CO 2 emissions decreased due to an increase in the use of electricity generated by renewable sources but was partially offset by operational changes. Diagnosis & Treatment decreased its CO 2 emissions due to an increase in use of electricity generated by renewable sources and lower energy consumption. Connected Care & Health Informatics decreased its CO 2 emissions due to an increase in use of electricity generated by renewable sources and lower energy consumption. In December 2016, the Los Mirasoles windfarm in the US started to produce electricity. As a result, all our US operations were powered by wind energy in 2017, a clear step towards our ambition to become carbon-neutral in our operations by 2020.

Hazardous substances emissions

In the ‘Healthy people, sustainable planet’ program, new chemical reduction targets have been defined on the most relevant categories of substances for Royal Philips, being hazardous substance emissions as well as VOC (Volatile Organic Compounds) emissions. As part of the deployment of the new program, reduction targets at our industrial sites are being agreed.

Philips Group
Hazardous substances emissions

Personal Health	789	642	670
Diagnosis & Treatment	604	428	743
Connected Care & Health Informatics	26	29	4
Philips Group	1,419	1,099	1,417

In 2017, emissions of hazardous substances increased by 29%, mainly caused by increased usage of harmful chemicals at a Diagnosis & Treatment businesses site and two Personal Health businesses sites. Changed manufacturing processes and increased production at multiple sites also had an impact on the emissions. One Connected Care & Health Informatics businesses site reduced its emissions significantly.

VOC emissions

Philips Group
VOC emissions
in tonnes
2016 - 2017
	2015	2016	2017
Personal Health	138	92	92
Diagnosis & Treatment	29	35	48
Connected Care & Health Informatics	2	2	2
Philips Group	169	129	142

VOC emissions increased by 10% in 2017 to 142 tonnes. VOC emissions in the Personal Health businesses segment (representing 65% of the total VOC emissions) were comparable to 2016, as increased emissions due to changes in the product mix as well as higher volumes were mitigated by changed lacquering processes. VOC emissions in the Diagnosis & Treatment businesses segment increased significantly due to higher production volumes at several sites.

ISO 14001 certification

Most of the Philips manufacturing sites are certified under the umbrella certificates of the businesses. In 2017, 82% of reporting manufacturing sites were certified, a 4% increase compared to 2016.

Philips Group
ISO 14001 certification
as a % of all reporting organizations
2013 - 2017
	2013	2014	2015	2016	2017
Philips Group	86	73	75	78	82

Environmental incidents

In 2017, four environmental incidents were reported, one at a Personal Health businesses site, and three at two Diagnosis & Treatment businesses sites. The four incidents were all related to leakage or minor spills, none of which were reportable to the local authorities. Immediate actions were taken to remediate the effect. Two non-compliances related to waste water were reported, one in Personal Health businesses and one in Diagnosis & Treatment businesses. None of these resulted in a fine.

Sustainability world map

To find out about our Health and Safety, Waste, Water and Emissions metrics at global, regional and market level, go to https://www.results.philips.com/#!/interactive-worldmap

Philips Group				Total waste			Emissions
Market	Manufacturing sites	Total recordable case rate [1] )	CO 2 emitted (Tonnes CO 2)	Waste (Tonnes)	Recycled (%)	Water (m 3)	Hazardous substances (kg)	VOC (Tonnes)
Africa	-	0.00	-	-	-	-	-	-
ASEAN and the Pacific	1	0.20	22,942	1,865	92%	80,346	1	34
Benelux	2	0.17	5,143	4,919	74%	97,857	241	15
Central & Eastern Europe	1	0.00	718	1,676	98%	10,719	47	1
Germany, Austria and Switzerland	3	0.60	3,293	2,316	85%	48,191	708	7
France	-	0.00	-	-	-	-	-	-
Greater China	6	0.15	10,491	3,424	91%	324,568	268	38
Iberia	-	0.23	-	-	-	-	-	-
Indian Subcontinent	3	0.03	1,435	758	99%	27,165	24	5
Italy, Israel and Greece	3	0.38	4,226	911	50%	20,263	0	3
Japan	-	0.00	-	-	-	-	-	-
Latin America	4	0.25	973	800	92%	95,716	0	12
Middle East & Turkey	-	0.00	-	-	-	-	-	-
Nordics	-	0.00	-	-	-	-	-	-
North America	14	0.81	5,997	6,952	72%	177,396	62	24
Russia and Central Asia	-	0.00	-	-	-	-	-	-
UK & Ireland	1	0.20	245	948	79%	5,350	66	3
1)Includes manufacturing and non-manufacturing sites

13.5Assurance report of the independent auditor

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Report on the audit of the sustainability information 2017 included in the annual report

Our Opinion

We have audited the sustainability information in the annual report for the year 2017 of Koninklijke Philips N.V. (the Company), based in Eindhoven, the Netherlands.

An audit engagement is aimed at obtaining reasonable assurance.

In our opinion, the sustainability information presents, in all material respects, a reliable and adequate view of:

  The policy and business operations with regard to corporate social responsibility;
  The thereto related events and achievements for the year 2017;

in accordance with the Sustainability Reporting Standards (option Comprehensive) of the Global Reporting Initiative (GRI) and the applied supplemental reporting criteria as disclosed in section 13.1 Approach to sustainability reporting of the annual report.

The sustainability information consists of chapter 13 Sustainability statements, section 3.2 Social performance and section 3.3 Environmental performance of the annual report.

Basis for our opinion

We have performed our audit on the sustainability information in accordance with Dutch law, including Dutch Standard 3810N ‘Assurance engagements relating to sustainability reports’, a Standard that is based on the International Standard on Assurance Engagements (ISAE) 3000 ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information ’. Our responsibilities under this standard are further described in the section “Our responsibilities for the audit of the sustainability information” of our report.

We are independent of Koninklijke Philips N.V. in accordance with the EU Regulation on specific requirements regarding statutory audit of public-interest entities, the “Wet toezicht accountantsorganisaties” (Wta, Audit firms supervision act), the ‘Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten’ (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the ‘Verordening gedrags- en beroepsregels accountants” (VGBA, Dutch Code of Ethics).

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Limitations to the scope of our audit engagement

Unexamined prospective information

The sustainability information includes prospective information such as ambitions, strategy, plans, expectations and estimates. Inherently, the actual future results are uncertain. We do not provide any assurance on the assumptions and achievability of prospective information in the sustainability information.

Unaudited references to external sources

The references to external sources or websites in the sustainability information, excluding “Methodology for calculating Lives Improved”, “Methodology for calculating Environmental Profit & Loss”, “GRI content index” and “EU Directive NFI and Diversity reference table”, are not part of the sustainability information as audited by us. We therefore do not provide assurance on this information.

Description of responsibilities for the sustainability information

Responsibilities of the Board of Management and the Supervisory Board for the sustainability information

The Board of Management is responsible for the preparation of the sustainability information in accordance with the Sustainability Reporting Standards (option Comprehensive) of GRI and the applied supplemental reporting criteria as disclosed in section 13.1 Approach to sustainability reporting of the annual report, including the identification of stakeholders and the definition of material matters. The choices made by the Board of Management regarding the scope of the sustainability information and the reporting policy are summarized in section 13.1 Approach to sustainability reporting of the annual report.

The Board of Management is also responsible for such internal control as the Board of Management determines is necessary to enable the preparation of the sustainability information that is free from material misstatement, whether due to fraud or errors.

The Supervisory Board is responsible for overseeing the Company’s reporting process.

Our responsibilities for the audit of the Sustainability Information

Our responsibility is to plan and perform the assurance engagement with a reasonable level of assurance in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

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

We apply the ‘Nadere voorschriften kwaliteitssystemen’ (Regulations for Quality management systems) and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and other applicable legal and regulatory requirements.

We have exercised professional judgment and have maintained professional skepticism throughout the audit performed by a multi-disciplinary team, in accordance with the Dutch Standard 3810N, ethical requirements and independence requirements. Our audit included e.g.:

  Performing an analysis of the external environment and obtaining an understanding of relevant social themes and issues, and the characteristics of the organization
  Evaluating the appropriateness of the reporting criteria used, their consistent application and related disclosures, including the evaluation of the results of the stakeholders’ dialogue and the reasonableness of estimates made for Lives Improved and the Environmental Profit & Loss by management
  Obtaining an understanding of the systems and processes for collecting, reporting and consolidating sustainability information, including obtaining an understanding of internal control relevant to our audit
  Reconciling the relevant financial information with the financial statements
  Identifying and assessing the risks of material misstatement of the sustainability information, whether due to errors or fraud, designing and performing further audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from errors, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. These further procedures consisted amongst others of:
    Interviewing management and relevant staff at corporate and business unit level responsible for the sustainability strategy, policy and results;
    Interviewing relevant staff responsible for:
      providing the information
      carrying out internal control procedures on, and
      consolidating the data in the sustainability information
    Visits to production sites in China (Zhuhai and Respironics Shenzen) and Costa Rica (Coyol) aimed at, on a local level, validating source data and to evaluate the design, implementation and operation of control validation procedures
    Evaluating relevant internal and external documentation, on a test basis, to determine the reliability of the information in the sustainability information
    An analytical review of the data and trends submitted for consolidation at corporate level
    Evaluating the presentation, structure and content of the sustainability information as a whole, including the disclosures, in relation to the reporting criteria used

We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant findings, including any significant findings in internal control that we identify during our audit.

Amsterdam, the Netherlands

February 20, 2018

Ernst & Young Accountants LLP

Signed by J. Niewold

14Five-year overview

Prior-period amounts have been restated for the treatment of the segment Lighting as a discontinued operation (see Discontinued operations and assets classified as held for sale).

Philips Group
General data
in millions of EUR unless otherwise stated
2013 - 2017
	2013	2014	2015	2016	2017
Sales	14,835	14,517	16,806	17,422	17,780
Nominal sales growth	(1)%	(2)%	16%	4%	2%
Comparable sales growth	3%	-	4%	5%	4%
Income from operations (loss)	1,623	461	658	1,464	1,517
Financial income and expenses - net	(325)	(294)	(359)	(442)	(137)
Income (loss) from continuing operations	846	260	160	831	1,028
Income (loss) from continuing operations attributable to shareholders	843	264	146	788	814
Income (loss) from Discontinued operations	318	148	479	660	843
Net income (loss) [2] )	1,164	408	638	1,491	1,870
Net income (loss) attributable to shareholders [2] )	1,161	412	624	1,448	1,657

Free cash flow [1] )	26	555	(154)	429	1,185

Net assets	11,195	10,933	11,725	13,453	12,023
Total employees at year-end (FTEs)	116,082	113,678	112,959	114,731	73,951
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information
2)The presentation of prior-year information has been updated to address two tax related adjustments as explained in Significant accounting policies.
Philips Group
Income
in millions of EUR unless otherwise stated
2013 - 2017
	2013	2014	2015	2016	2017
Income from operations	1,623	461	658	1,464	1,517
as a % of sales	10.9%	3.2%	3.9%	8.4%	8.5%
Adjusted EBITA [1] )	1,835	1,458	1,688	1,921	2,153
as a % of sales	12.4%	10.0%	10.0%	11.0%	12.1%
Income taxes [2] )	(425)	33	(169)	(203)	(349)
as a % of income before taxes	(33.4)%	14.5%	(51.4)%	(19.7)%	(25.4)%
Income (loss) from continuing operations	846	260	160	831	1,028
Net income (loss) [2] )	1,164	408	638	1,491	1,870
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
2)The presentation of prior-year information has been updated to address two tax related adjustments as explained in Significant accounting policies.
Philips Group
Capital employed
in millions of EUR unless otherwise stated
2013 - 2017
	2013	2014	2015	2016	2017
Cash and cash equivalents	2,465	1,873	1,766	2,334	1,939
Receivables and other current assets	5,220	5,591	5,655	6,169	4,468
Assets classified as held for sale	507	1,613	1,809	2,180	1,356
Inventories	3,240	3,314	3,463	3,392	2,353
Non-current financial assets/investments in associates	657	619	670	525	729
Non-current receivables/assets	1,892	2,686	3,042	3,065	1,825
Property, plant and equipment	2,780	2,095	2,322	2,155	1,591
Intangible assets	9,766	10,526	12,216	12,450	11,054
Total assets	26,527	28,317	30,943	32,270	25,315

Property, plant and equipment:
Capital expenditures for the year	337	324	432	360	420
Depreciation for the year	338	356	422	458	437
Capital expenditures: depreciation	1.0	0.9	1.0	0.8	1.0
Philips Group
Financial structure
in millions of EUR unless otherwise stated
2013 - 2017
	2013	2014	2015	2016	2017
Other liabilities	7,713	8,414	8,808	9,080	6,509
Liabilities directly associated with assets held for sale	348	349	407	525	8
Debt	3,901	4,104	5,760	5,606	4,715
Provisions	3,370	4,517	4,243	3,606	2,059
Total provisions and liabilities	15,332	17,384	19,218	18,817	13,292
Shareholders’ equity	11,182	10,832	11,607	12,546	11,999
Non-controlling interests	13	101	118	907	24
Group equity and liabilities	26,527	28,317	30,943	32,270	25,315

Net debt: group equity ratio [1] )	11:89	17:83	25:75	20:80	19:81
Market capitalization at year-end	24,340	22,082	21,607	26,751	29,212
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
Philips Group
Key figures per share
in EUR unless otherwise stated
2013 - 2017
	2013	2014	2015	2016	2017
Sales per common share	16.28	15.86	18.35	18.98	19.14
Weighted average amount of shares outstanding:
basic	911,072	915,193	916,087	918,016	928,798
diluted	922,072	922,714	923,625	928,789	945,132
Basic earnings per common share:
Income (loss) from continuing operations attributable to shareholders per share	0.92	0.29	0.16	0.86	0.88
Net income (loss) attributable to shareholders	1.27	0.45	0.68	1.58	1.78
Diluted earnings per common share:
Income (loss) from continuing operations attributable to shareholders per share	0.91	0.29	0.16	0.85	0.86
Net income (loss) attributable to shareholders	1.26	0.45	0.68	1.56	1.75
Dividend distributed per common share	0.75	0.80	0.80	0.80	0.80
Total shareholder return per common share	7.50	(1.70)	0.21	6.24	3.34
Shareholders’ equity per common share	12.24	11.85	12.66	13.60	12.96
Price/earnings ratio	23.58	96.60	53.55	25.89	35.84
Share price at year-end	26.65	24.15	23.56	29.00	31.54
Highest closing share price during the year	26.78	28.10	27.65	29.07	35.88
Lowest closing share price during the year	20.26	20.98	20.79	20.95	27.03
Average share price	23.33	24.00	24.51	24.75	31.58
Amount of common shares outstanding at year-end [1] )	913,338	914,389	917,104	922,437	926,192
1)In thousands of shares
Philips Group
Sustainability
2013 - 2017
	2013	2014	2015	2016	2017
Lives improved, in billions [1] )	1.7	1.9	2.0	2.1	2.2
Green Revenues, as a % of total sales			56%	58%	60%
Green Innovation, in millions of euros			241	277	233
Operational carbon footprint, in kilotonnes CO 2-equivalent	812	743	757	821	847
Operational energy efficiency, in terajoules per million euro sales				58	60
Total energy consumption in manufacturing, in terajoules [2] )	2,936	2,888	2,939	3,070	3,072
Total carbon emissions in manufacturing, in kilotonnes CO 2-equivalent [2] )	94	84	84	85	55
Water intake, in thousands m [3] [2] )	1,040	1,051	976	963	888
Total waste, in kilotonnes [2] )	21.0	21.1	23.2	24.9	24.6
Materials provided for recycling via external contractor per total waste, in % [2] )	76%	77%	78%	79%	80%
Restricted substances, in kilos [2] )	29	20	18	1	0
Hazardous substances, in kilos [2] )	27,262	24,712	22,394	10,496	5,243
ISO 14001 certification, as a % of all reporting organizations [2] )	86	73	75	78	82
Employee Engagement Index, % favorable	75%	72%	71%	74%	76%
Female executives, in % of total	14%	15%	19%	18%	18%
Lost Workday Injuries, per 100 FTEs	0.18	0.15	0.15	0.16	0.17
Fatalities	0	1	0	0	0
Initial and continual conformance audits, number of audits	159	200	203	195
Suppliers audits, compliance rate, in %	75%	77%	33%	59%	81%
1)Includes Philips Lighting
2)In manufacturing excluding new aquisitions

14.1Five-year overview (condensed)

Due to factors such as acquisitions and divestments, the amounts, percentages and ratios are not directly comparable.

Philips Group
Selected financial data
in millions of EUR unless otherwise stated
2013 - 2017
	2013	2014	2015	2016	2017	2017
	EUR	EUR	EUR	EUR	EUR	USD [1] )
Sales	14,835	14,517	16,806	17,422	17,780	21,255
Income from operations (loss)	1,623	461	658	1,464	1,517	1,814
Financial income and expenses - net	(325)	(294)	(359)	(442)	(137)	(164)
Income (loss) from continuing operations	846	260	160	831	1,028	1,229
Income (loss) from continuing operations attributable to shareholders	843	264	146	788	814	973
Income (loss) from Discontinued operations	318	148	479	660	843	1,007
Net income (loss) [4] )	1,164	408	638	1,491	1,870	2,236
Net income (loss) attributable to shareholders [4] )	1,161	412	624	1,448	1,657	1,980
Total assets	26,527	28,317	30,943	32,270	25,315	30,261
Net assets	11,195	10,933	11,725	13,453	12,023	14,372
Debt	3,901	4,104	5,760	5,606	4,715	5,637
Provisions	3,371	4,517	4,243	3,606	2,059	2,462
Shareholders’ equity	11,182	10,832	11,607	12,546	11,999	14,344
Non-controlling interests	13	101	118	907	24	28
Weighted average shares outstanding:
basic	911,072	915,193	916,087	918,016	928,798	928,798
diluted	922,072	922,714	923,625	928,789	945,132	945,132
Amount of common shares outstanding at year-end [2] )	913,338	914,389	917,104	922,427	926,192	926,192
Basic earnings per common share [3] )
Income (loss) from continuing operations attributable to shareholders	0.92	0.29	0.16	0.86	0.88	1.05
Net income (loss) attributable to shareholders	1.27	0.45	0.68	1.58	1.78	2.13
Diluted earnings per common share [3] )
Income (loss) from continuing operations attributable to shareholders	0.91	0.29	0.16	0.85	0.86	1.03
Net income (loss) attributable to shareholders	1.26	0.45	0.68	1.56	1.75	2.09
Dividend distributed per common share	0.75	0.75	0.80	0.80	0.80	0.96
1)For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2017 (USD 1 = EUR 0.8365. The US dollar amounts are unaudited.) Please refer to Key financials and dividend for high and low exchange rates for the previous six months and exchange rates for the five most recent financial years
2)In thousands of shares
3)In euros or US dollars as indicated in the header
4)The presentation of prior-year information has been updated to address two tax related adjustments as explained in Significant accounting policies

15Investor Relations

15.1Key financials and dividend

Key financials

Net income attributable to shareholders of Koninklijke Philips N.V. in 2017 was EUR 1,657 million, or EUR 1.75 per common share (diluted; basic EUR 1.78 per common share). This compares to EUR 1,448 million, or EUR 1.56 per common share (diluted; basic EUR 1.58 per common share), in 2016.

Key data
in millions of EUR unless otherwise stated
	2015	2016	2017
Sales	16,806	17,422	17,780
Nominal sales growth	16%	4%	2%
Comparable sales growth [1] )	4%	5%	4%
Income from operations	658	1,464	1,517
as a % of sales	3.9%	8.4%	8.5%
Financial expenses, net	(359)	(442)	(137)
Investments in associates	30	11	(4)
Income taxes	(169)	(203)	(349)
Income from continuing operations	160	831	1,028
Discontinued operations	479	660	843
Net income	638	1,491	1,870
Adjusted EBITA [1] )	1,688	1,921	2,153
as a % of sales	10.0%	11.0%	12.1%

Other indicators
Net income attributable to shareholders per common share in EUR:
basic	0.68	1.58	1.78
diluted	0.68	1.56	1.75
Net cash provided by operating activities	598	1,170	1,870
Net capital expenditures	(752)	(741)	(685)
Free cash flow [1] )	(154)	429	1,185
1)Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Dividend policy

Philips’ dividend policy is aimed at dividend stability and a pay-out ratio of 40% to 50% of continuing net income after adjustments.

Net income after adjustments is the base figure used to calculate the dividend pay-out for the year. For 2017, the key exclusions to arrive at net income after adjustments are the following: charges related to quality and regulatory actions, charges related to the separation of the Lighting business, charges related to the CRT litigation provision in the US, charges related to portfolio rationalization measures, charges related to the consent decree focused on the defibrillator manufacturing in the US, net gain from the sale of real estate assets, received dividend income, tax charges related to the US Tax Cuts and Jobs Act and results that are shown as Discontinued operations. Restructuring, acquisition-related and separation-related charges are also excluded.

Proposed distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 3, 2018, to declare a distribution of EUR 0.80 per common share, in cash or shares at the option of the shareholder (up to EUR 750 million if all shareholders would elect cash), against the net income for 2017.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 7, 2018 at the New York Stock Exchange and Euronext Amsterdam. In compliance with the listing requirements of the New York Stock Exchange and the stock market of Euronext Amsterdam, the dividend record date will be May 8, 2018.

Shareholders will be given the opportunity to make their choice between cash and shares between May 9, 2018 and June 1, 2018. If no choice is made during this election period the dividend will be paid in cash. On June 1, 2018 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares of Koninklijke Philips N.V. at Euronext Amsterdam on May 30 and 31, and June 1, 2018. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. The ratio and the number of shares to be issued will be announced on June 5, 2018. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 6, 2018. The distribution of dividend in cash to holders of New York Registry shares will be made in USD at the USD/EUR rate as per WM/ Reuters FX Benchmark 2 PM CET fixing of June 4, 2018.

Further details will be given in the agenda for the 2018 Annual General Meeting of Shareholders. All dates mentioned remain provisional until then.

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

In 2017, a dividend of EUR 0.80 per common share was paid in cash or shares, at the option of the shareholder. For 48.3% of the shares, the shareholders elected for a share dividend, resulting in the issue of 11,264,163 new common shares, leading to a 1.2% dilution. EUR 384 million was paid in cash. See also Proposed distribution to shareholders.

	ex-dividend date	record date	payment date
Euronext Amsterdam	May 7, 2018	May 8, 2018	June 6, 2018
New York Stock Exchange	May 7, 2018	May 8, 2018	June 6, 2018
Philips Group
Dividend and dividend yield per common share
2008 - 2018
1)Dividend yield % is as of December 31 of previous year
2)Subject to approval by the Annual General Meeting of Shareholders in 2018

Information for investors in New York Registry shares program

Dividends and distributions per common share

The following table sets forth in euros the gross dividends on the common shares in the fiscal years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of shares of the New York Registry:

Philips Group
Gross dividends on the common shares
2013 - 2017
	2013	2014	2015	2016	2017
in EUR	0.75	0.80	0.80	0.80	0.80
in USD	0.98	1.09	0.89	0.90	0.90

Exchange rates USD : EUR

The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). The Noon Buying Rate on February 9, 2018 was EUR 0.8179 per USD 1.

Exchange rate (based on the “Noon Buying Rate”)
EUR per USD
2013 - 2017
	period end	average	high	low
2013	0.7257	0.7532	0.7828	0.7238
2014	0.8264	0.7533	0.8264	0.7180
2015	0.9209	0.9018	0.9502	0.8323
2016	0.9477	0.9037	0.9639	0.8684
2017	0.8318	0.8867	0.9601	0.8305
Exchange rate per month (based on the “Noon Buying Rate”)
EUR per USD
2017 - 2018
	highest rate	lowest rate
August, 2017	0.8545	0.8316
September, 2017	0.8513	0.8305
October, 2017	0.8636	0.8441
November, 2017	0.8638	0.8378
December, 2017	0.8529	0.8318
January, 2018	0.8388	0.8008

Unless otherwise stated, for the convenience of the reader, the translations of euros into US dollars appearing in this section have been made based on the closing rate on December 31, 2017 (USD 1 = EUR 0.8365). This rate is not materially different from the Noon Buying Rate on such date (USD 1 = EUR 0.8318).

The following table sets out the exchange rate for US dollars into euros applicable for translation of Philips’ financial statements for the periods specified.

Exchange rate (based on Philips’ consolidation rate)
EUR per USD
2013 - 2017
	period end	average	high	low
2013	0.7255	0.7527	0.7805	0.7255
2014	0.8227	0.7527	0.8227	0.7201
2015	0.9151	0.9007	0.9410	0.8796
2016	0.9495	0.9078	0.9495	0.8812
2017	0.8365	0.8821	0.9462	0.8365

15.2Share information

Market capitalization

Philips’ market capitalization was EUR 29.2 billion at year-end 2017. On December 31, 2017, the closing price for shares in Amsterdam was EUR 31.54 and the number of common shares issued and outstanding (after deduction of treasury shares) amounted to 926 million.

Philips Group
Market capitalization
in billions of EUR
2013 - 2017

Share capital structure

During 2017, Philips’ issued share capital increased by approximately 11 million common shares to approximately 941 million common shares as a result of the issuance of 11.3 million shares as elected stock dividend. As per 31 December 2017, approximately 14.7 million of the common shares issued are held by Philips as treasury shares. Out of these treasury shares, approximately 10.1 million are held to cover long-term incentive and employee stock purchase plans and approximately 4.6 million result from share repurchases made for capital reduction purposes (see below under ‘Share repurchases’). The number of issued shares and outstanding as per December 31, 2017 was 926 million, up from 922 million at December 31, 2016.

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

The AFM register also shows a notification by Philips of a substantial holding of 5.05% in its own share capital (no voting rights).

The following shareholder portfolio information is based on information provided by several large custodians and a survey conducted in December 2017.

Philips Group
Shareholders by region (approximated) 1)
in %
2017
1)Split based on identified shares in shareholder identification.

Change to a new shareholder identification provider resulted in a higher amount of identified shares and some difference in allocation of the shares by region and style.
Philips Group
Shareholders by style (approximated) 1)
in %
2017
1)Split based on identified shares in shareholder identification.

Change to a new shareholder identification provider resulted in a higher amount of identified shares and some difference in allocation of the shares by region and style.
2)Growth at a reasonable price

Share repurchases

Share repurchases for capital reduction purposes

On June 28, 2017, Philips announced a EUR 1.5 billion share buyback program for capital reduction purposes, within the limits of relevant laws and regulations (in particular EC Regulation 2273/2003) and Philips’ articles of association. All shares acquired under this program are held as treasury shares until they are cancelled. Philips started the purchases under this program in the third quarter of 2017 and intends to complete the program in two years. The program is being executed by means of forward contracts with financial institutions, as well as in the open market via intermediary to allow for buybacks during both open and closed periods.

In 2017, Philips entered into a number of forward contracts, for future delivery and settlement of approximately 31 million shares (in Q4 2018 and Q2 2019). Furthermore, Philips repurchased approximately 4.6 million of common shares in the open market.

By the end of 2017, Philips had completed 77% of the EUR 1.5 billion share repurchase program.

Philips Group
Impact of share repurchases on share count
in thousands of shares
2013 - 2017
	2013	2014	2015	2016	2017
Shares issued	937,846	934,820	931,131	929,645	940,909
Shares in treasury	24,508	20,431	14,027	7,208	14,717
Shares outstanding	913,338	914,389	917,104	922,437	926,192
Shares repurchased	27,811	28,538	20,296	25,193	19,842
Shares cancelled	37,779	21,838	21,361	18,830

Share repurchases related to Long-Term Incentive (LTI) and employee stock purchase programs

To cover outstanding obligations resulting from past and present long-term incentive (LTI) programs, Philips repurchases Philips shares from time to time, within the limits of relevant laws and regulations (in particular EC Regulation 2273/2003) and Philips’ articles of association. The shares acquired to cover such LTI positions may be held by Philips as treasury shares until these are distributed to participants. In order to acquire shares for LTI programs, Philips may repurchase shares under a discretionary management agreement with one or more intermediaries to allow for buybacks in the open market during both open and closed periods. Philips may also repurchase shares through alternative transactions, such as over-the-counter derivatives purchased from financial institutions.

In 2017, Philips acquired a total of 15.2 million shares for LTI coverage. Philips repurchased 5.0 million shares in the open market. A further 10.2 million shares were acquired under certain over-the-counter derivatives purchased in 2016 and 2017. During 2018, Philips may continue with additional repurchases, the size of which will depend on the movement of the Philips share price.

As of December 31, 2017, Philips still held 6.3 million options as a hedge of 6.8 million remaining employee options (granted until 2013), which will automatically be exercised upon the exercise of such employee options.

A total of 10.4 million shares were held in treasury by the Company on December 31, 2017 (2016: 7.2 million shares) for coverage of LTI plans. As of that date, a total of 20.8 million rights under LTI plans were outstanding (2016: 33.5 million shares).

Philips Group
Total number of shares repurchased
in thousands of shares unless otherwise stated
2017
	share repurchases related to capital reduction program	average price paid per share in EUR	share repurchases related to LTI program	average price paid per share in EUR
January, 2017			1,885	28.64
February, 2017
March, 2017			1,679	29.06
April, 2017
May, 2017			571	32.27
June, 2017			1,730	30.03
July, 2017
August, 2017
September, 2017			2,227	32.02
October, 2017			1,667	35.36
November, 2017			4,579	34.12
December, 2017	4,619	32.47	886	27.86
Total	4,619		15,223
of which
purchased in the open market	4,619		5,043
acquired under over-t he-counter derivatives			10,180

Further details on the share repurchase programs can be found on the Investor Relations website. For more information see Corporate governance.

15.3Philips’ rating

Philips’ existing long-term debt is rated A- by Fitch, Baa1 by Moody’s and BBB+ by Standard & Poor’s (all with stable outlook). As part of its capital allocation policy, Philips is committed to a strong investment grade credit rating. There is no assurance that Philips will be able to achieve this goal. Ratings are subject to change at any time. Adverse changes in the Company’s ratings will not trigger automatic withdrawal of committed credit facilities nor any acceleration in the outstanding long-term debt (provided that the USD-denominated bonds contain a ‘Change of Control Triggering Event’ and the EUR-denominated bonds contain a ‘Change of Control Put Event’, as both described in more detail in Debt).

Philips Group
Credit rating summary
2017
	long-term	short-term	outlook
Fitch	A-	WD	Stable
Moody’s	Baa1	P-2	Stable
Standard & Poor’s	BBB+	A-2	Stable

15.4Performance in relation to market indices

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

The following table shows the high and low closing prices of the common shares on the stock market of Euronext Amsterdam as reported in the Official Price List and the high and low closing prices of the New York Registry Shares on the New York Stock Exchange:

High and low closing price of common shares
2013 - 2018
		Euronext Amsterdam (EUR)		New York Stock Exchange (USD)
		high	low	high	low
January, 2018		33.90	31.33	41.92	37.77
December, 2017		33.20	31.54	39.19	37.90
November, 2017		35.78	32.44	41.46	38.40
October, 2017		35.88	34.07	42.10	40.16
September, 2017		35.27	31.97	41.88	38.06
August, 2017		32.63	31.36	38.42	37.06
2017	4th quarter	35.88	31.54	42.10	37.80
	3rd quarter	35.27	30.99	41.88	35.47
	2nd quarter	33.93	29.71	38.11	31.43
	1st quarter	30.13	27.03	32.18	28.94
2016	4th quarter	29.07	26.12	30.57	28.22
	3rd quarter	26.70	21.58	29.97	24.05
	2nd quarter	25.20	21.01	28.58	23.29
	1st quarter	25.13	20.95	28.58	23.68
2015	4th quarter	25.88	21.09	27.29	23.66
	3rd quarter	25.71	20.79	28.23	23.19
	2nd quarter	27.65	22.82	30.08	25.46
	1st quarter	27.40	23.16	30.31	27.54
2014	4th quarter	24.68	20.98	31.02	26.36
	3rd quarter	25.27	22.11	32.39	29.80
	2nd quarter	25.86	22.22	35.95	30.35
	1st quarter	28.10	23.88	38.36	33.13
2013		26.78	20.26	36.97	26.60

Euronext Amsterdam

Philips Group
Share price development in Euronext Amsterdam
in EUR
2016 - 2017
PHIA	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2017
High	29.40	28.54	30.13	31.99	33.34	33.93	32.80	32.63	35.27	35.88	35.78	33.20
Low	27.14	27.03	28.45	29.71	31.32	31.10	30.99	31.36	31.97	34.07	32.44	31.54
Average	28.28	27.64	29.20	30.46	32.10	32.16	31.73	32.01	34.10	34.98	33.72	32.40
Average daily volume [1] )	7.00	5.61	5.41	7.00	5.31	6.50	5.61	4.93	6.11	5.93	5.21	4.81

2016
High	24.50	24.33	25.13	25.20	24.33	24.11	24.39	26.18	26.70	27.73	27.90	29.07
Low	22.15	20.95	23.56	23.55	22.57	21.01	21.58	23.51	25.25	26.12	26.50	26.60
Average	22.98	22.47	24.37	24.50	23.34	22.80	23.15	25.05	26.08	26.67	27.20	28.18
Average daily volume [1] )	10.58	8.31	6.81	5.96	5.58	6.67	5.94	5.41	5.92	5.73	6.94	5.27
1)In millions of shares

New York Stock Exchange

Philips Group
Share price development in New York Stock Exchange
in USD
2016 - 2017
PHG	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2017
High	30.74	30.29	32.18	34.94	36.45	38.11	38.17	38.42	41.88	42.10	41.46	39.19
Low	29.10	28.94	30.36	31.43	34.54	35.27	35.47	37.06	38.06	40.16	38.40	37.80
Average	30.04	29.42	31.25	32.67	35.51	36.18	36.66	37.79	40.70	41.13	39.56	38.30
Average daily volume [1] )	1.98	1.83	1.71	1.81	1.39	1.57	1.42	0.77	1.78	1.92	1.55	0.94

2016
High	26.68	26.57	28.58	28.58	27.62	27.11	26.74	29.11	29.97	30.19	30.55	30.57
Low	24.04	23.68	26.08	26.74	24.97	23.29	24.05	26.28	28.34	28.43	28.61	28.22
Average	24.97	25.04	27.23	27.76	26.29	25.67	25.58	28.04	29.20	29.35	29.31	29.70
Average daily volume [1] )	1.72	1.73	1.71	1.26	1.00	1.23	1.98	1.92	1.41	1.10	1.41	1.45
1)In millions of shares
Philips Group
Share information
Share listings	Euronext Amsterdam, New York Stock Exchange
Ticker code	PHIA, PHG
No. of shares issued at Dec. 31, 2017	941 million
No. of shares outstanding issued at Dec. 31, 2017	926 million
Market capitalization at year-end 2017	EUR 29.2 billion
Industry classification
MSCI: Health Care Equipment	35101010
ICB: Medical Equipment	4535
Members of indices	AEX, NYSE, DJSI, STOXX Europe 600 Healthcare, MSCI Europe Health Care
Philips Group
Relative performance: Philips and AEX (indexed)
2017
Philips Group
Relative performance: Philips and Dow Jones US Healthcare (indexed)
2017
Philips Group
Relative performance: Philips and unweighted peer group (indexed) 1)
2017
1)The peer group companies are separately indexed, and then an unweighted average of these indexed values is used.
2)The peer group consists of: Becton Dickinson, Boston Scientific, Cerner, Danaher, De’Longhi, Elekta, Fresenius, General Electric, Getinge, Groupe SEB, Hitachi, Hologic, Johnson & Johnson, Medtronic, Resmed, Siemens, Smith & Nephew, Stryker, Terumo. This graph is not linked to the TSR performance calculation as part of the Long-Term Incentive Plan.

15.5Financial calendar

Financial calendar
Annual General Meeting of Shareholders
Record date Annual General Meeting of Shareholders	April 5, 2018
Annual General Meeting of Shareholders	May 3, 2018
Quarterly reports
First quarter results 2018	April 23, 2018
Second quarter results 2018	July 23, 2018
Third quarter results 2018	October 22, 2018
Fourth quarter results 2018	January 29, 2019

15.6Investor contact

Shareholder services

Holders of shares listed on Euronext Amsterdam

Non-US shareholders and other non-US interested parties can make inquiries about the Annual Report 2017 to:

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

The Netherlands

Telephone: +31-20-34 42000

Fax: +31-20-62 88481

E-mail: corporate.broking@nl.abnamro.com

Holders of New York Registry shares

Holders of New York Registry shares and other interested parties in the US can make inquiries about the Annual Report 2017 to:

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

Citibank Shareholder Service

Telephone: 1-877-248-4237 (1-877-CITI-ADR)

Monday through Friday 8:30 AM EST

through 6:00 PM EST

Website www.citi.com/dr

E-mail: citibank@shareholders-online.com

or write to:

Citibank Shareholder Service

International Direct Investment Program

P.O. Box 2502, Jersey City, NJ 07303-2502

2018 Annual General Meeting of Shareholders

The Agenda and the explanatory notes to the Agenda for the Annual General Meeting of Shareholders on May 3, 2018, will be published on the Company’s website.

For the 2018 Annual General Meeting of Shareholders, a record date of April 5, 2018 will apply. Those persons who, on that date, hold shares in the Company, and are registered as such in one of the registers designated by the Board of Management for the Annual General Meeting of Shareholders, will be entitled to participate in, and vote at, the meeting.

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

More information on the activities of Investor Relations can be found in Corporate governance.

Analysts’ coverage

Philips is covered by approximately 25 analysts who frequently issue reports on the company. For a list of our current analysts, please refer to: www.philips.com/a-w/about/investor/stock-info/analyst-coverage.html

How to reach us

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

For media contacts please refer to: www.philips.com/a-w/about/news/contacts.html

15.7Taxation

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

With respect to a holder of common shares that is an individual who receives income or derives capital gains from common shares and this income received or capital gains derived are attributable to past, present or future employment activities of such holder, the income of which is taxable in the Netherlands, the Dutch tax position is not discussed in this summary.

Dividend withholding tax

In general, a distribution to shareholders by a company resident in the Netherlands (such as the Company) is subject to a withholding tax imposed by the Netherlands at a rate of 15%. Share dividends paid out of the Company’s paid-in share premium recognized for Dutch tax purposes are not subject to the abovementioned withholding tax. Share dividends paid out of the Company’s retained earnings are subject to dividend withholding tax on the nominal value of the shares issued.

Relief at source is available to certain qualifying corporate holders of common shares that are resident in EU/EEA member states. As per 1 January 2018, a revised dividend withholding tax exemption provision has been introduced in Dutch law. Based on this revised provision, relief at source is available for dividend distributions to certain qualifying corporate holders of common shares resident in EU/EEA member states, and to certain qualifying corporate holders of common shares resident in non-EU/EEA states with which the Netherlands has concluded a tax treaty that includes a dividend article, unless such holder holds the common shares of the Company with the primary aim or one of the primary aims to avoid the levy of taxes from another person and the shareholding is put in place without valid commercial reasons that reflect economic reality.

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

Dividends paid to qualifying exempt US pension trusts and qualifying exempt US organizations are, under certain conditions, exempt from Dutch withholding tax under the US Tax Treaty. Qualifying exempt US pension trusts normally remain subject to withholding at the rate of 15% and are required to file for a refund of the tax withheld. Only if certain conditions are fulfilled, such pension trusts may be eligible for relief at source upon payment of the dividend. However, for qualifying exempt US organizations no relief at source upon payment of the dividend is currently available; such exempt US organizations should apply for a refund of the 15% withholding tax withheld. Further, under certain circumstances, certain exempt organizations (e.g. pension funds) may be eligible for a refund of Dutch withholding tax upon their request pursuant to Dutch tax law. Under Dutch tax law (not yet entered into force), provided certain conditions are met, such (US) organizations may be eligible for relief at source upon request.

The Company may, with respect to certain dividends received from qualifying non-Dutch subsidiaries, credit taxes withheld from those dividends against the Dutch withholding tax imposed on certain qualifying dividends that are redistributed by the Company, up to a maximum of the lesser of:

  3% of the amount of qualifying dividends redistributed by the Company; and
  3% of the gross amount of certain qualifying dividends received by the Company.

The reduction is applied to the Dutch dividend withholding tax that the Company must pay to the Dutch tax authorities and not to the Dutch dividend withholding tax that the Company must withhold.

Income and capital gains

Income and capital gains derived from the common shares by a non-resident individual or non-resident corporate shareholder are generally not subject to Dutch income or corporation tax, unless (i) such income and gains are attributable to a (deemed) permanent establishment or (deemed) permanent representative of the shareholder in the Netherlands; or (ii) the shareholder is entitled to a share in the profits of an enterprise or (in the case of a non-resident corporate shareholder only) a coentitlement to the net worth of an enterprise that is effectively managed in the Netherlands (other than by way of securities) and to which enterprise the common shares are attributable; or (iii) such income and capital gains are derived from a direct, indirect or deemed substantial participation in the share capital of the company (such substantial participation not being a business asset), and, in the case of a non-resident corporate shareholder only, it being held with the primary aim or one of the primary aims to avoid the levy of income tax from another person and is put in place without valid commercial reasons that reflect economic reality; or (iv) in the case of a non-resident corporate shareholder, such shareholder is a resident of Aruba, Curacao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Eustatius or Saba to which the common shares are attributable and certain conditions are met; or (v) in the case of a non-resident individual, such individual derives income or capital gains from the common shares that are taxable as benefits from ‘miscellaneous activities’ in the Netherlands (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001), which includes the performance of activities with respect to the common shares that exceed regular portfolio management.

In general, a holder of common shares has a substantial participation if he holds either directly or indirectly and either independently or jointly with his partner (as defined in the Dutch Income Tax Act 2001), the ownership of, or certain other rights over, at least 5% of the total issued share capital or total issued particular class of shares of the Company or rights to acquire direct or indirect shares, whether or not already issued, that represent at any time 5% or more of the total issued capital (or the total issued particular class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit or to 5% or more of the liquidation proceeds. A shareholder will also have a substantial participation in the Company if one or more of certain relatives of the shareholder hold a substantial participation in the Company. A deemed substantial participation amongst others exists if (part of) a substantial participation has been disposed of, or is deemed to have been disposed of, on a nonrecognition basis.

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

  a dealer in securities,
  a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization,
  a life insurance company,
  a person liable for alternative minimum tax,
  a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock, a person who holds common shares as part of a straddle or a hedging or conversion transaction, a person who purchases or sells common shares as part of a wash sale for tax purposes, or a person whose functional currency is not the US dollar.

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

A US holder is defined as a beneficial owner of common shares that is:

  a citizen or resident of the United States,
  a domestic corporation,
  an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A US holder should consult its own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of common shares in its particular circumstances.

This discussion addresses only United States federal income taxation.

Taxation of Dividends

Under the United States federal income tax laws, the gross amount of any dividend paid in stock or cash out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. For a non-corporate US holder, dividends paid that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains, provided that the non-corporate US holder holds the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and provided it meets other holding period requirements. Dividends paid with respect to the common shares generally will be qualified dividend income 1) . A US holder must include any Dutch tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to a US holder when it receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. For dividend payments made in euro, the amount of the dividend distribution that a US holder must include in its income will be the US dollar value of the euro payments made, determined at the spot euro/US dollar rate on the date the dividend distribution can be included in its income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date a US holder converts the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a US holder’s basis in the common shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, US holders should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the Dutch tax withheld in accordance with the US Tax Treaty and paid over to the Netherlands will be creditable or deductible against a US holder’s United States federal income tax liability. However, Dutch withholding tax may not be creditable or deductible to the extent that we reduce (as described above under “Dutch taxation - Dividend withholding tax”) the amount of withholding tax paid over to the Netherlands by crediting taxes withheld from certain dividends received by us. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available under Dutch law, or under the US Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against United States federal income tax liability. Dividends will be income from sources outside the United States, and depending on a holder’s circumstances, will generally be either “passive” income for the purposes of computing the foreign tax credit allowable to the holder.

Taxation of Capital Gains

A US holder that sells or otherwise disposes of its common shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that it realizes and its tax basis, determined in US dollars, in its common shares. Capital gain of a non-corporate US holder is generally taxed at preferential tax rates where the holder has a holding period greater than one year 2) . The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

1)In addition, a US holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the US holder’s “net investment income” for the relevant taxable year and (2) the excess of the US holder’s modified adjusted gross income for the taxable year over a certain threshold (the “Medicare tax”). A US holder’s net investment income generally includes its dividend income.
2)In addition, the gain or loss is generally included in a US holder’s net investment income, which may be subject to a 3.8% tax as described in the discussion of the Medicare tax under the heading – “Taxation of Dividends”.

15.8New York Registry Shares

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

Fees and Payments made by the Agent to Philips

The Agent has agreed to reimburse certain expenses of Philips related to the Program and incurred by Philips in connection with the Program. In the year ended December 31, 2017, the Agent reimbursed to Philips, or paid to third parties on Philips’ behalf, a total sum of EUR 280,626.

The table below sets forth the types of expenses that the Agent has agreed to reimburse and the amounts reimbursed in the year ended December 31, 2017:

Category of Expense Reimbursed to Philips
in EUR
amount reimbursed in the year ended December 31, 2017
Program-related expenses such as legal fees and New York Stock Exchange listing fees	91,934
A portion of the issuance and cancellation fees actually received by the Agent from holders of New York Registry Shares, net of Program-related expenses already reimbursed by the Agent.	188,692 [1] )
Expense reimbursed	280,626
1)Translated at USD/EUR exchange rate of actual date(s) of reimbursement(s) during 2017

The Agent has also agreed to waive certain fees for standard costs associated with the administration of the program.

The table below sets forth those expenses that the Agent paid directly to third parties in the year ended December 31, 2017.

Category of Expense paid directly to third parties
in EUR
amount in the year ended December 31, 2017
Reimbursement of Proxy Process expenses	11,701
Reimbursement of Legal Fee expenses
NYSE Listing Fee	80,233
Fulfillment
Expense paid directly to third parties	91,934

Under certain circumstances, including removal of the Agent or termination of the Program by Philips, Philips is required to repay the Agent certain amounts reimbursed and/or expenses paid to or on behalf of Philips.

16Definitions and abbreviations

Brominated flame retardants (BFR)

Brominated flame retardants are a group of chemicals that have an inhibitory effect on the ignition of combustible organic materials. Of the commercialized chemical flame retardants, the brominated variety are most widely used.

CO 2-equivalent

CO 2-equivalent or carbon dioxide equivalent is a quantity that describes, for a given mixture and amount of greenhouse gas, the amount of CO 2 that would have the same global warming potential (GWP), when measured over a specified timescale (generally 100 years).

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

Green Revenues

Green Revenues are generated through products and solutions which offer a significant environmental improvement in one or more of the green focal areas of energy efficiency, packaging, hazardous substances, weight, circularity, and lifetime reliability. Green Revenues are determined by classifying the environmental impact of the product or solution over its total life cycle.

Philips uses Green Revenues as a measure of social and economic performance in addition to its environmental results. The use of this measure may be subject to limitations as it does not have a standardized meaning and similar measures could be determined differently by other companies.

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

Income from operations (EBIT)

Income from operations as reported on the IFRS consolidated statement of income. The term EBIT (earnings before interest and tax) has the same meaning as income from operations.

Income from continuing operations

Income from continuing operations as reported on the IFRS consolidated statement of income, which is net income from continuing operations, or net income excluding discontinued operations

Initiatief Duurzame Handel (IDH)

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

Operational carbon footprint

A carbon footprint is the total set of greenhouse gas emissions caused by an organization, event, product or person; usually expressed in kilotonnes CO 2-equivalent. The Philips operational carbon footprint is calculated on a half-year basis and includes industrial sites (manufacturing and assembly sites), non-industrial sites (offices, warehouses, IT centers and R&D facilities), business travel (lease and rental cars and airplane travel) and logistics (air, sea and road transport).

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

Responsible Business Alliance (RBA)

The Responsible Business Alliance (formerly known as The Electronic Industry Citizenship Coalition (EICC)) was established in 2004 to promote a common code of conduct for the electronics and information and communications technology (ICT) industry. EICC now includes more than 100 global companies and their suppliers.

Restriction on Hazardous Substances (RoHS)

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

Sustainable Innovation

Sustainable Innovation is the Research & Development spend related to the development of new generations of products and solutions that address the United Nations Sustainable Development Goals 3 (“to ensure healthy lives and promote well-being for all at all ages”) or 12 (“to ensure sustainable consumption and production patterns”). This includes all Diagnosis & Treatment and Connected Care & Health Informatics innovation spend. Next, innovation spend that contributes to Green Products and healthy living at Personal Health is included. Finally, innovation spend at HealthTech Other is included that addresses the SDGs 3 and 12.

Sustainable Revenues

Sustainable Revenues are revenues generated through products and solutions that address the United Nations Sustainable Development Goals 3 (“to ensure healthy lives and promote well-being for all at all ages”) or 12 (“to ensure sustainable consumption and production patterns”) and include all Diagnosis & Treatment and Connected Care & Health Informatics revenues. Next, Green Revenues and non-Green revenues that contribute to healthy living at Personal Health are included.

Sustainable Development Goals

The Sustainable Development Goals (SDGs) are a collection of 17 global goals set by the United Nations. The broad goals are interrelated though each has its own targets to achieve. The SDGs cover a broad range of social and economic development issues. These include poverty, hunger, health, education, climate change, water, sanitation, energy, environment and social justice.

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

17.1Index of exhibits

Exhibit 1	English translation of the Articles of Association of the Company.
Exhibit 2

The total amount of long-term debt securities of the Company and its subsidiaries authorized under any instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Material Contracts.
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

Exhibit 4 (c)	Services contract between the Company and M.J. van Ginneken.
Exhibit 4 (d)

Agreement and Plan of Merger, by and among The Spectranetics Corporation, Philips Holding USA Inc. and Healthtech Merger Sub, Inc., dated as of June 27, 2017 (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-19711; Film No. 17940062) filed by The Spectranetics Corporation with the Securities and Exchange Commission on June 30, 2017).

Exhibit 7	Ratio of earnings to fixed charges
Exhibit 8	List of Subsidiaries.
Exhibit 12 (a)	Certification of F.A. van Houten filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 12 (b)	Certification of A. Bhattacharya filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 13 (a)	Certification of F.A. van Houten furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 13 (b)	Certification of A. Bhattacharya furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 15 (a)	KPMG Consent of independent registered public accounting firm.
Exhibit 15 (b)	EY Consent of independent registered public accounting firm.
Exhibit 15 (c)	Description of industry terms.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

17.2Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KONINKLIJKE PHILIPS N.V. (Registrant)
/s/F.A. van Houten F.A. van Houten (CEO, Chairman of the Board of Management and the Executive Committee)	/s/A. Bhattacharya A. Bhattacharya (Executive Vice-President, Chief Financial Officer, member of the Board of Management and the Executive Committee)

Date: February 20, 2018