Form 20-F
period 2018-12-31
KONINKLIJKE PHILIPS NV
filed 2019-02-27
CIK 313216

As filed with the Securities and Exchange Commission on February 26, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

(Title of class)

None

Indicate the number of outstanding shares of each of the issuer’'s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at December 31, 2018
KONINKLIJKE PHILIPS NV	914,184,087 shares
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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its ﬁnancial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised ﬁnancial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised ﬁnancial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codiﬁcation after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Contents

  1 Introduction
    1.1 Forward-looking statements
  2 Form 20-F cross reference table
  3 Message from the CEO
  4 Board of Management and Executive Committee
  5 Strategy and Businesses
    5.1 Transforming healthcare through innovation
    5.2 How we create value
    5.3 Our businesses
    5.4 Our commitment to Quality, Regulatory Compliance and Integrity
  6 Financial performance
    6.1 Performance review
    6.2 Critical accounting policies
    6.3 Taxation
    6.4 Investor information
  7 Societal impact
    7.1 Social performance
    7.2 Environmental performance
  8 Risk management
    8.1 Our approach to risk management
    8.2 Risk categories and factors
    8.3 Strategic risks
    8.4 Operational risks
    8.5 Compliance risks
    8.6 Financial risks
  9 Supervisory Board
  10 Supervisory Board report
    10.1 Report of the Corporate Governance and Nomination & Selection Committee
    10.2 Report of the Remuneration Committee
    10.3 Report of the Audit Committee
    10.4 Report of the Quality & Regulatory Committee
  11 Corporate governance
    11.1 Board of Management and Executive Committee
    11.2 Supervisory Board
    11.3 General Meeting of Shareholders
    11.4 Meeting logistics and other information
    11.5 Investor Relations
    11.6 Additional information
  12 Other information
    12.1 Reconciliation of non-IFRS information
    12.2 Five-year overview (condensed)
    12.3 Definitions and abbreviations
  13 Statements
    13.1 Group financial statements
    13.2 Company financial statements
    13.3 Sustainability statements

1Introduction

This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2018 of Koninklijke Philips N.V. (the 2018 Form 20-F). Reference is made to the Form 20-F cross reference table herein. Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) this introduction and the cautionary statement “forward-looking statements” on the next two pages and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. Any additional information in this document which is not referenced in the Form 20-F cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference, shall not be part of the 2018 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The terms “Philips”, “Company”, “Philips Group”, “Group”, “we”, “our” and “us” refer to Koninklijke (Royal) Philips N.V. and as applicable to its subsidiaries and/or its interest in joint ventures and associates.

References to 'Signify' relate to Philips' former Lighting segment (prior to deconsolidation as from the end of November 2017 and when reported as discontinued operations), Philips Lighting N.V. (before or after such deconsolidation) or Signify N.V. (after its renaming in May 2018), as the context requires.

IFRS based information

The audited consolidated financial statements as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, included in the 2018 Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2018 have been endorsed by the EU; consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities.

Use of non-IFRS information

In presenting and discussing the Philips financial position, operating results and cash flows, management uses certain financial measures that are not measures of financial performance or liquidity under IFRS (‘non-IFRS’). These non-IFRS measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Reference is made in Reconciliation of non-IFRS information.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full year information regarding 2018 is not yet available to Philips, market share statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

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

Documents on display

Philips’s SEC filings are publicly available through the SEC’s website at www.sec.gov. The SEC website contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Philips’ Internet address is www.philips.com/investor.

For definitions and abbreviations reference is made in Definitions and abbreviations

1.1 Forward-looking statements

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

These factors include but are not limited to: global economic and business conditions; political instability, including developments within the European Union, with adverse impact on financial markets; the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation; legal claims; changes in currency exchange rates and interest rates; future changes in tax rates and regulations, including trade tariffs; pension costs and actuarial assumptions; changes in raw materials prices; changes in employee costs; the ability to identify and complete successful acquisitions, and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes; cyber-attacks, breaches of cybersecurity; political, economic and other developments in countries where Philips operates; industry consolidation and competition; and the state of international capital markets as they may affect the timing and nature of the disposal by Philips of its remaining interests in Signify (formerly Philips Lighting).

As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, reference is made to the information in Item 3D “Risk Factors”.

2Form 20-F cross reference table

Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) the Introduction and the cautionary statements concerning forward-looking statements of this report on pages 5-6, and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. The content of Philips’ websites and other websites referenced herein should not be considered to be a part of or incorporated into the 2018 Form 20-F. Any additional information which is not referenced in the Form 20-F cross reference table or the Exhibits themselves shall not be deemed to be so incorporated by reference, shall not be part of the 2018 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

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
Dividend - Proposed distribution
Shareholders’ equity

	B Capitalization and indebtedness	Not applicable

	C Reason for the offer and use of proceeds	Not applicable

	D Risk factors	Risk categories and factors - Second paragraph
Strategic risks
Operational risks
Compliance risks
Financial risks
4	Information on the Company
	A History and development of the company	Restructuring and acquisition-related charges and goodwill impairment charges
Results of operations - Discontinued operations
Acquisitions and divestments
Changes in cash and cash equivalents, including cash flows
Our businesses - Our structure in 2018
Corporate governance - Corporate governance of the Philips Group - Introduction
Investor Relations - Corporate seat and head office
Discontinued operations and assets classified as held for sale
Acquisitions and divestments
Subsequent events
Investor contact - How to reach us

	B Business Overview	Introduction - Third-party market share data
Performance review - from 6.1.1 to 6.1.6
Procurement
Our businesses - Our structure in 2018
Personal Health businesses
Diagnosis & Treatment businesses
Connected Care & Health Informatics businesses
Other
Our approach to risk management
Strategic risks - Last paragraph
Operational risks - Fourth & fifth paragraph
Compliance risks
Corporate governance - Corporate governance of the Philips Group - Introduction
Information by segment and main country
Supplier indicators - Responsible Sourcing of Minerals
Definitions and abbreviations

	C Organizational structure	Our businesses - Our structure in 2018
Information by segment and main country
Interests in entities
Exhibit 8

	D Property, plant and equipment	Real estate
Information by segment and main country
Property, plant and equipment
Provisions - Environmental provisions
Contingent assets and liabilities - Contingent liabilities - Environmental remediation
4A	Unresolved staff comments	Not applicable
5	Operating and financial review and prospects
	A Operating results	Performance review - Management summary
Performance review - from 6.1.1 to 6.1.5
Critical accounting policies
Personal Health businesses
Diagnosis & Treatment businesses
Connected Care & Health Informatics businesses
Other
Reconciliation of non-IFRS information
Strategic risks
Operational risks
Compliance risks
Financial risks
Discontinued operations and assets classified as held for sale
Acquisitions and divestments
Income from operations
Financial income and expenses
Goodwill
Intangible assets excluding goodwill
Details of treasury / other financial risks

	B Liquidity and capital resources	Performance review - from 6.1.1 to 6.1.5 and 6.1.10
Equity
Debt
Cash flow statement supplementary information
Details of treasury / other financial risks

	C Research and development, patents and licenses, etc.	Results of operations - Research and development expenses
About Other

	D Trend information	Performance review
Procurement
Strategic risks- First & second paragraph

	E Off-balance sheet arrangements	Cash obligations
Contingent assets and liabilities
Details of treasury / other financial risks

	F Tabular disclosure of contractual obligations	Details of treasury / other financial risks

	G Safe Harbor	Forward-looking statements
6	Directors, senior management and employees

	A Directors and senior management	Board of Management and Executive Committee
Supervisory Board
Board of Management and Executive Committee - Introduction
Board of Management and Executive Committee - (Term of) Appointment, composition and conflicts of interest
Supervisory Board - (Term of) Appointment, composition and conflicts of interests

	B Compensation	Report of the Remuneration Committee
Share-based compensation
Information on remuneration

	C Board practices	Board of Management and Board of Management and Executive Committee
Supervisory Board
Supervisory Board report
Board of Management and Executive Committee
Supervisory Board
Meeting logistics and other information - Internal controls and disclosure policies
Meeting logistics and other information - Auditor information

	D Employees	Employment
Income from operations - Employees

	E Share ownership	Board of Management and Executive Committee - Amount and composition of the remuneration of the Board of Management
Equity
Share-based compensation
Information on remuneration

7	Major shareholders and related party transactions

	A Major shareholders	Investor Relations - Major shareholders and other information for shareholders
Additional information - Articles of association
Share information

	B Related party transactions	Board of Management and Executive Committee
Interests in entities
Related-party transactions
	C Interests of experts and counsel	Not applicable

8	Financial information

	A Consolidated statements and other financial information	Group financial statements - from 13.1.5 to 13.1.10
Report of the independent auditors
Dividend - Dividend policy
	B Significant changes	Subsequent events

9	The offer and listing

	A Offer and listing details	Share information

	B Plan of distribution	Not applicable

	C Markets	Share information

	D Selling shareholders	Not applicable

	E Dilution	Not applicable

	F Expense of the issue	Not applicable

10	Additional information

	A Share capital	Not applicable

	B Memorandum and articles of association	Board of Management and Executive Committee - (Term of) Appointment , composition and conflicts of interest
Supervisory Board - (Term of) Appointment, composition and conflicts of interest
General Meeting of Shareholders - Introduction
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
Shareholders’ equity - Share repurchase programs for capital reduction purposes
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance

Additional information - Corporate governance

Additional information - Board structure

Additional information - Independence of members of our Supervisory Board

Additional information - Committees of our Supervisory Board

Additional information - Equity compensation plans

Additional information - Code of business conduct

16H	Mine Safety Disclosure	Not applicable

Part 3
17	Financial statements	Not applicable
18	Financial statements	Group financial statements - from 13.1.5 to 13.1.10
19	Exhibits	Index of exhibits

3Message from the CEO

Our transformation into a customer-centric solutions company is gathering momentum, and with our focus on innovation and continuous improvement we will unlock further value.
Frans van Houten
CEO Royal Philips

Dear Stakeholder,

In 2018 we made further progress on our journey to extend our leadership as a health technology company. In my frequent meetings with our hospital customers, they tell me how they appreciate our strategy and are keen to engage with us. They want to know more about our innovative solutions – suites of systems, smart devices, software and services – that can help them deliver on the Quadruple Aim of improved patient experience, better health outcomes, improved staff experience, and lower cost of care. At the same time, we see a real interest among consumers, healthcare professionals, insurers and policy makers to help people towards a healthier lifestyle and support primary and secondary prevention of health challenges. We see this as a validation of our strategy to drive technology innovation along the health continuum and disease pathways. As a result, we have seen growing demand for our products and solutions, an increase in long-term strategic partnerships, and substantial growth of order intake.

With comparable sales growth of 5% * and the Adjusted EBITA * margin improving by 100 basis points to 13.1% in 2018, we continue to deliver on our financial targets. Having said that, our performance at segment level shows we still have scope for further improvement. Our Diagnosis & Treatment businesses had a very good year in terms of sales growth, order intake growth and improved earnings. At Connected Care & Health Informatics, topline growth was flat and we continued to make substantial investments in R&D, but the expanding order book gives us confidence we are on the right path to boost growth. Personal Health had a slower year, in part due to internal execution challenges, but we have taken decisive action. We are confident about the road ahead, given the exciting array of innovative new products and services we are bringing onto the market. We also made a number of complementary acquisitions in 2018 to strengthen businesses across our portfolio.

In light of the continuous performance improvement over the last three years and the strength of our balance sheet, we propose to increase the dividend by 6%.

While the current geopolitical and macroeconomic uncertainty is a challenge, we are making progress with our ‘self-help’ initiatives to address headwinds such as trade tariffs and emerging-market currency volatility, for instance by adjusting our supply base, leveraging our multi-modality factories, and extending our productivity plans. Last year I wrote that making further progress on product performance and quality was our highest priority for 2018. We continue to invest substantially in driving quality and compliance, and while there is still work to do, we are starting to reap the benefits of our improvement efforts, positioning us well for the future.

Transforming healthcare through innovation

Meeting the growing demand and improving the delivery of care while containing costs – that is the very substantial challenge faced by health systems around the world. It is driving the shift towards value-based care, the consolidation of hospitals into Integrated Delivery Networks, and the consumerization of healthcare, as well as increasing the importance of preventative care, early disease detection, and the management of chronic disease outside the hospital.

Innovative health technology is helping to transform healthcare, supporting improved outcomes as well as productivity gains. The growing role of data, informatics and Artificial Intelligence (AI) is having a major impact, principally in the areas of precision diagnosis, clinical decision support, care orchestration, telehealth and, not least, in helping consumers to live a healthy life or cope with chronic disease. In this market, which has attractive growth rates and profit pools, we have strong positions across the health continuum.

At Philips, we believe in integrated, connected care – connecting consumers/patients, providers and payers more effectively and leveraging informatics for better outcomes at lower cost.

We enable clinicians to make precision diagnosis and deliver personalized, minimally invasive therapies through our digital imaging and clinical informatics solutions. A shining example is our Azurion image-guided therapy platform, which has secured a +300 basis points gain in market share and over 1,000 orders since its launch in 2017.

We empower care professionals with healthcare informatics solutions like our IntelliSpace Portal data integration, visualization and analysis platform for enhanced diagnostic confidence, and monitoring, predictive analytics solutions like our IntelliVue Guardian with Early Warning Scoring, which enables nursing staff to identify patients whose condition may be deteriorating rapidly.

We enable people to recover, or live with chronic disease, at home, thanks to solutions such as our new Trilogy Evo home ventilation platform plus Care Orchestrator cloud-based management system. Likewise, we enable people to stay healthy and prevent disease by means of connected products like our Pregnancy+ parenting app and our Sonicare DiamondClean electric toothbrush with Sonicare app, which includes teledentistry and automatic brush-head reordering services.

Joining up the dots from the ICU to the home, our HealthSuite platforms support the seamless flow of data needed to care for people in real time, wherever they are.

Our innovation strength has been key to these transformational solutions, and I am convinced there is even better to come. We continue to maintain a high level of investment in R&D, with a strong focus on software and data science, and we now apply the Quadruple Aim as a guide in all our development choices, so that our innovations have maximum impact and are fully scalable.

Delivering on our sustainability commitments

Reflecting our commitment to the United Nations’ Sustainable Development Goals, we continue to embed sustainability deeper in the way we do business. With its focus on access to care, circular economy and climate action, our ‘Healthy people, Sustainable planet’ program is the vehicle that will enable us to deliver on these commitments. In December 2018, Philips became the world’s first health technology company to have its CO2 emission targets approved by the Science Based Targets initiative. Our sustainability performance received renewed recognition when – in the first year since our reclassification to the Health Care Equipment & Services industry group – we took second place in the 2018 Dow Jones Sustainability Index. With health systems the world over increasingly keen to reduce their environmental footprint, we remain convinced that sustainability can be a key competitive differentiator.

Roadmap to win

With our transformation into a customer-first solutions company gathering pace, we have identified three main drivers of continued growth and improved profitability: Better serve customers and improve quality; Boost growth in core business; Win with solutions along the health continuum.

We believe that by engaging more deeply with our customers and consumers, making it easier for them to do business with us, developing more compelling solutions, and acting with increased agility, speed and efficiency, we will deliver greater value for all our stakeholders.

This means making a big step up in quality, operational excellence and productivity, and continuing to drive the digital transformation in every area of our business. It means capturing geographic growth opportunities and pivoting to consultative customer partnerships and business models that offer a much deeper relationship, with recurring revenue streams. In that regard, our multi-year ‘patient monitoring as a service’ agreement with Miami's Jackson Health System and our medical technology partnership agreements with Children’s Health hospital in Dallas and Munich Municipal Hospital are a blueprint for the way to go. It also means continuing the shift from products to innovative value-added, integrated solutions, supported by organic growth and disciplined M&A.

Together, these measures will drive sustained performance improvement as we pursue our overall targets of 4-6% comparable sales growth * and an Adjusted EBITA * margin improvement of 100 basis points on average per year for the period 2017–2020. We also expect to increase the annual free cash flow * to above EUR 1.5 billion by 2020.

In the end, culture is foundational to our strategic ambitions. At Philips we place five key elements high on our culture agenda: putting customers first, acting with quality and integrity, teaming up to win, taking ownership to deliver fast, and improving and inspiring each other. These behaviors create a shared understanding of how we all need to act in order to delight the customer and drive market success.

In conclusion

On a personal note, I would like to thank our customers, shareholders and other stakeholders for the confidence they have shown in Philips over the past year. I would also like to thank our employees for their hard work and dedication, as we seek to combine day-to-day performance with a profound, customer-focused transformation.

Pleased with the progress we are making, yet conscious that we still have a way to go, I strongly believe that the combination of our sense of purpose, innovation strength, culture of customer centricity and deep commitment to continuous improvement is a potent recipe for Philips to win and make the world healthier and more sustainable.

Frans van Houten

Chief Executive Officer

* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

4Board of Management and Executive Committee

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

Frans van Houten
Born 1960, Dutch
Chief Executive Officer (CEO)
Chairman of the Board of Management and the Executive Committee since April 2011

For a full résumé, click here
Sophie Bechu
Born 1960, French/American
Executive Vice President
Chief of Operations

For a full résumé, click here
Abhijit Bhattacharya
Born 1961, Indian
Executive Vice President
Member of the Board of Management since December 2015
Chief Financial Officer

For a full résumé, click here
Rob Cascella
Born 1954, American
Executive Vice President
Chief Business Leader of Diagnosis & Treatment *

For a full résumé, click here
Marnix van Ginneken
Born 1973, Dutch/American
Executive Vice President
Member of the Board of Management since November 2017
Chief Legal Officer

For a full résumé, click here
Andy Ho
Born 1961, Chinese
Executive Vice President
Market Leader of Philips Greater China
For a full résumé, click here
Roy Jakobs
Born 1974, Dutch/German
Executive Vice President
Chief Business Leader of Personal Health
For a full résumé, click here
Henk Siebren de Jong
Born 1964, Dutch
Executive Vice President
Chief of International Markets

For a full résumé, click here
Ronald de Jong
Born 1967, Dutch
Executive Vice President
Chief Human Resources Officer, Chairman Philips Foundation

For a full résumé, click here
Carla Kriwet
Born 1971, German
Executive Vice President
Chief Business Leader of Connected Care & Health Informatics *

For a full résumé, click here
Vitor Rocha
Born 1969, Brazilian/American
Executive Vice President
Market Leader of Philips North America

For a full résumé, click here
Jeroen Tas
Born 1959, Dutch
Executive Vice President
Chief Innovation and Strategy Officer

For a full résumé, click here
* This page reflects the composition of the Executive Committee as per December 31, 2018. As announced on January 10, 2019, Philips has realigned the composition of its reporting segments. Effective as of January 1, 2019, the Sleep & Respiratory Care business has shifted from the Personal Health segment to the renamed Connected Care segment and most of the Healthcare Informatics business have shifted from the renamed Connected Care segment to the Diagnosis & Treatment segment. The Diagnosis & Treatment segment is comprised of two clusters: Precision Diagnosis led by Rob Cascella and Image-Guided Therapy led by Bert van Meurs. Mr. van Meurs was also appointed as a member of the Executive Committee, effective as of January 1, 2019.

5Strategy and Businesses

5.1Transforming healthcare through innovation

Healthcare challenges the world over

All around the world, trends such as growing, aging populations, the increase in chronic illnesses and changing reimbursement systems have created a need for more efficient, effective and sustainable models of care. At the same time, a growing focus on healthy living and prevention means people are looking for new ways to monitor and manage their health. In underserved communities, meanwhile, access to care remains a pressing issue.

A clear vision guiding our actions

Led by our vision of making the world healthier and more sustainable through innovation, Philips is driving the digital health revolution to unlock the value of seamless care, helping people to look after their health at every stage of life – with the goal of improving the lives of 3 billion people a year by 2025.

This ambition demands an approach that addresses both the social and ecological dimensions, as reflected in our commitment to the United Nations’ Sustainable Development Goals 3, 12 and 13:

  Ensure healthy lives and promote well-being for all at all ages
  Ensure sustainable consumption and production patterns
  Take urgent action to combat climate change and its impacts

With its focus on access to care, circular economy and climate action, our ‘Healthy people, Sustainable planet’ program, running from 2016-2020, is designed to help us deliver on these commitments.

Innovating care

The desire for affordable and effective healthcare delivery, without compromising the future availability of natural resources, is driving the adoption of value-based care. This will first require a shift from volume to value, which Philips is driving through innovation, as well as by transforming the way we engage with customers and shape business models. Secondly, it will require the balance to shift from acute and episodic care more towards primary and secondary preventative care in the community and home, improving overall population health.

At Philips, we like to visualize healthcare as a continuum since it puts people at the center and supports the idea of care pathways. Believing that healthcare should be seamless, efficient and effective, we ‘join up the dots’ for our customers and consumers. Data and informatics will play an ever-increasing role in helping people to live healthily and/or cope with disease, and in enabling care providers to meet people’s needs, deliver better outcomes and improve productivity.

Applying our extensive consumer insights, we develop locally relevant, connected solutions that support healthier lifestyles, prevent or cure disease, and help people to live well with chronic disease, also in the home and community settings. In hospitals, we are teaming up with healthcare providers in long-term strategic partnerships to innovate and transform the way care is delivered.

We listen closely to our customers’ needs and together we co-create solutions – suites of systems, smart devices, software and services that drive improvements in patient outcomes, quality of care delivery and cost productivity. Increasingly, we are partnering with our customers in new business models where we take co-responsibility for our customers’ key performance indicators.

Integrated solutions addressing the Quadruple Aim

Philips sees significant value in integrated healthcare, applying the power of predictive data analytics and artificial intelligence at the point of care, while at the same time optimizing care delivery across the health continuum. This includes an increased focus on both primary and secondary prevention and population health management programs.

With our global reach, deep insights and innovative strength, we are uniquely positioned in ‘the last yard’ to consumers and care providers, delivering:

  connected products and services supporting the health and well-being of people integrated modalities and clinical informatics to deliver precision diagnosis real-time guidance and smart devices for minimally invasive interventions connected products and services for chronic care.

Underpinning these solutions, and spanning the health continuum, our connected care and health informatics solutions enable us to:

  connect patients and providers for more effective, coordinated, personalized care manage population health, leveraging real-time patient data and clinical analytics.

By addressing healthcare as a ‘connected whole’ in this way, we are able to unlock gains and efficiencies and drive innovations that help our customers to deliver on the Quadruple Aim of value-based healthcare: improved patient experience, better health outcomes, improved staff experience, and lower cost of care.

We are focusing on end-to-end pathways – at present primarily cardiology, oncology, respiratory care, and pregnancy and parenting – where we believe our integrated approach can add even greater value.

The road ahead

As we continue on our health technology journey, the drivers set out in the roadmap below are designed to deliver higher levels of customer value and quality, boost growth, and deliver winning solutions – all coming together to improve performance and results.

5.2How we create value

Based on the International Integrated Reporting Council framework, and with the Philips Business System at the heart of our endeavors, we use six forms of capital to create value for our stakeholders in the short, medium and long term.

Capital input

The capitals (resources and relationships) that Philips draws upon for its business activities

Human

  Employees 77,400, 120 nationalities, 38% female
  Philips University 1,200 new courses, 700,000 hours, 550,000 training completions
  29,977 employees in growth geographies
  Focus on Inclusion & Diversity

Intellectual

  Invested in R&D EUR 1.76 billion (Green Innovation EUR 228 million)
  Employees in R&D 10,528 across the globe including growth geographies

Financial

  Equity EUR 12.1 billion
  Net debt*) EUR 3.1 billion

Manufacturing

  Employees in production 30,925

  Manufacturing sites 39, cost of materials used EUR 4.8 billion
  Total assets EUR 26.0 billion
  Capital expenditure EUR 422 million

Natural

  Energy used in manufacturing 3,062 terajoules
  Water used 891,000 m3
  Recycled plastics in our products 1,840 tonnes
  19 'zero waste to landfill' sites
  Pledge to take back all medical equipment by 2025

Social

  Philips Foundation
  Stakeholder engagement
  New volunteering policy

Philips Business System

With its four interlocking elements, the Philips Business System (PBS) is designed to help us deliver on our mission and vision – and to ensure that success is repeatable. As we execute our strategy and invest in the best opportunities, leverage our unique strengths and become operationally excellent, we will be able to consistently deliver value to our customers, consumers, shareholders, and other stakeholders.

Strategy - Where we invest

We manage our portfolio with clearly defined strategies and allocate resources to maximize value creation.

Capabilities, Assets and Positions - Our unique strengths

We strengthen and leverage our core Capabilities, Assets and Positions as they create differential value: deep customer insight, technology innovation, our brand, global footprint, and our people.

Excellence - How we operate

We are a learning organization that applies common operating principles and practices to deliver to our customers with excellence.

Path to Value - What we deliver

We define and execute business plans that deliver sustainable results along a credible Path to Value.

The six capitals

Human

We employ diverse and talented people and give them the skills and training they need to ensure their effectiveness and their personal development and employability.

Intellectual

We apply our innovation and design expertise to create new products and solutions that meet local customer needs.

Financial

We generate the funds we need through our business operations and where appropriate raise additional financing from capital providers.

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

Value outcomes

Output

The result of the application of the six forms of capital to Philips’ business activities and processes as shaped by the Philips Business System

Human

  Employee Engagement Index 74% favorable
  Sales per employee EUR 234,121

Intellectual

  New patent filings 1,120
  IP Royalties Adjusted EBITA*) EUR 272 million
  141 design awards

Financial

  Comparable sales growth*) 5%
  64% Green Revenues
  Adjusted EBITA*) as a % of sales 13.1%
  Net cash provided by operating activities EUR 1.8 billion
  Net capital expenditures EUR 796 million

Manufacturing

  EUR 18.1 billion revenues from products and solutions sold

Natural

  12% revenues from circular propositions
  Net CO2 emissions down to 436 kilotonnes
  257,000 tonnes (estimated) materials used to put products on the market
  Waste down to 24.5 kilotonnes, of which 84% recycled

Social

  Brand value USD 12.1 billion (Interbrand)
  Partnerships with UNICEF, Red Cross, Amref and Ashoka

Societal impact

Impact

The societal impact of Philips though its supply chain, its operations, and its products and solutions

Human

  Employee benefit expenses EUR 5,287 million
  Appointed 77% of our senior positions from internal sources
  21% of Leadership positions held by women

Intellectual

  Around 40% of revenues from new products and solutions introduced in the last three years

Financial

  Market capitalization EUR 28.3 billion at year-end

  Long-term credit rating A- (Fitch), Baa1 (Moody's), BBB+ (Standard & Poor's)
  Dividend EUR 738 million

Manufacturing

  90% electricity from renewable sources

  240,000 employees impacted at suppliers participating in the 'Beyond Auditing' program

Natural

  Environmental impact Philips operations down to EUR 175 million
  1st health technology company to have its CO2 reductions assessed and approved by the Science Based Targets initiative

Social

  1.54 billion Lives Improved (2.24 billion including Signify), of which 175 million in underserved communities
  Income tax paid EUR 301 million; the geographic statutory income tax rate is 25% of the result before tax

* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

5.3Our businesses

Our reporting structure in 2018

Koninklijke Philips N.V. (Royal Philips) is the parent company of the Philips Group, headquartered in Amsterdam, the Netherlands. The company is managed by the Executive Committee (comprising the Board of Management and certain key officers) under the supervision of the Supervisory Board. The Executive Committee operates under the chairmanship of the Chief Executive Officer and shares responsibility for the deployment of Philips’ strategy and policies, and the achievement of its objectives and results.

In 2018, the reportable segments were Diagnosis & Treatment businesses, Connected Care & Health Informatics businesses, and Personal Health businesses, each having been responsible for the management of its business worldwide. Additionally, Philips identifies the reportable segment Other. The results in this report are based on the 2018 structure shown below:

To further align its businesses with customer needs, Philips announced in January 2019 the realignment of the three reportable segments – Diagnosis & Treatment, Connected Care & Health Informatics and Personal Health – effective January 1, 2019. The most notable changes are the shift of the Sleep & Respiratory Care business from the Personal Health segment to the renamed Connected Care segment and the shift of the Healthcare Informatics business (excluding the Tasy EMR business and IntelliSpace Enterprise Edition) from the Connected Care segment to the Diagnosis & Treatment segment.

As of January 1, 2019, Philips’ reporting segments are composed as follows:

Diagnosis & Treatment, which unites the businesses related to the promise of precision diagnosis and disease pathway selection, and the businesses related to image-guided, minimally invasive treatments. This segment comprises the Diagnostic Imaging, Ultrasound, Healthcare Informatics and Image-Guided Therapy businesses.

Connected Care, which focuses on patient care solutions, advanced analytics and patient and workflow optimization inside and outside the hospital, and aims to unlock synergies from integrating and optimizing patient care pathways and leveraging provider-payer-patient business models. This segment comprises the Monitoring & Analytics, Therapeutic Care, Population Health Management, and Sleep & Respiratory Care businesses (including the Home Respiratory Care business).

Personal Health, which focuses on healthy living and preventative care. This segment comprises the Personal Care, Domestic Appliances, Oral Healthcare, and Mother & Child Care businesses.

Diagnosis & Treatment businesses

The Chief Business Leader of the Diagnosis & Treatment businesses segment, Rob Cascella, joined Philips in April 2015. He has more than 30 years of experience in the healthcare industry and has served on the boards of several companies, including 10 years as President and later CEO of Hologic Inc.

About Diagnosis & Treatment businesses in 2018

Our Diagnosis & Treatment businesses are foundational to our health technology strategy, delivering on the promise of precision medicine and least-invasive treatment and therapy. We enable our customers to realize the full potential of the Quadruple Aim – an improved patient experience, better health outcomes, an improved staff experience and lower cost of care – by connecting people, data and technology. We are focused on solutions (consisting of suites of systems, smart devices, software and services) that are robust and easy to use, while providing the most efficient path to obtaining a precise diagnosis by integrating multiple sources of information and combining the data to create a comprehensive patient view. By bringing together imaging morphology, pathology and genomics, we are able to extract and analyze the information needed to offer highly personalized care. Informatics is central to everything we do: our KLAS-awarded IntelliSpace Portal platform, for example, provides artificial intelligence to make more consistent decisions, as well as making it easier to share and collaborate.

We continue to expand the applications for image-guided treatment and therapy – where clinicians are provided with the technology necessary to determine the presence of disease, guide procedures, deliver least-invasive treatment, and confirm effectiveness. Our solutions enable patient-specific treatment planning and selection, simplify complex procedures through integrated real-time guidance, and provide clinically proven treatment solutions. In 2018, Philips completed the roll-out of its new Ingenia range of digital MR systems. This was part of a broader renewal of the company’s Diagnostic Imaging portfolio, 70% of which has been introduced in the past two years. We provide image guidance both in our proprietary products and by partnering with radiation therapy companies like Elekta and IBA to deliver real-time, precise cancer treatment.

In Image-Guided Therapy, iFR – a technology used to assess coronary lesions that is unique to Philips – continued to gain traction and was incorporated into the European Society of Cardiology’s updated guidelines for revascularization. We continued to expand our portfolio in Image-Guided Therapy with the acquisition of EPD Solutions, an innovator in image-guided procedures for cardiac arrhythmias. We announced a partnership with Innovative Imaging Technologies to launch an industry-first integrated tele-ultrasound solution based on Philips’ Lumify portable ultrasound system. We also announced a partnership agreement with innovative women’s health company Hologic to offer care professionals integrated solutions comprising diagnostic imaging modalities, advanced informatics and services for the screening, diagnosis and treatment of women.

Our Diagnosis & Treatment businesses’ value proposition to customers is based on combining our extensive clinical experience with our broad portfolio of technologies – making us uniquely capable to provide meaningful solutions that ultimately can improve the lives of the patients we serve while lowering the cost of care delivery for our customers.

Through our various businesses, Diagnosis & Treatment is focused on growing market share and profitability by leveraging:

  industry-leading tailored applications and sharper imaging to drive growth in the core and adjacencies in Ultrasound our unique suite of innovative procedural solutions to support delivery of the right therapy in real-time in Image-Guided Therapy intelligent, AI-enabled applications combined with successful innovations in our systems platforms in Diagnostic Imaging enhanced offerings in oncology, cardiology and radiology, and expanding our solutions offering, which comprises systems, smart devices, software and services

Philips is one of the world’s leading health technology companies (based on sales) along with Medtronic, General Electric and Siemens Healthineers. The competitive landscape in the healthcare industry is evolving with the emergence of new market players.

In 2018, the Diagnosis & Treatment segment consisted of the following areas of business:

  Diagnostic Imaging: Magnetic Resonance Imaging, Computed Tomography, Advanced Molecular Imaging, Diagnostic X-Ray, as well as integrated clinical solutions, which include radiation oncology treatment planning, disease-specific oncology solutions and X-Ray dose management
  Image-Guided Therapy: interventional X-ray systems, encompassing cardiology, radiology and surgery, and interventional imaging and therapy devices that include Intravascular Ultrasound (IVUS), fractional flow reserve (FFR) and instantaneous wave-free ratio (iFR), and atherectomy catheters and drug-coated balloons for the treatment of coronary artery and peripheral vascular disease
  Ultrasound: imaging products focused on diagnosis, treatment planning and guidance for cardiology, general imaging, obstetrics/gynecology, and point-of-care applications, as well as proprietary software capabilities to enable advanced diagnostics and interventions.

Diagnosis & Treatment

Total sales by business

as a %

2018

Revenue is predominantly earned through the sale of products, leasing, customer services fees and software license fees. For certain offerings, per study fees or outcome-based fees are earned over the contract term.

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

At year-end 2018, Diagnosis & Treatment had 27,381 employees worldwide.

With regard to regulatory compliance and quality, please refer to Our commitment to Quality, Regulatory Compliance and Integrity.

With regard to sourcing, please refer to Supplier indicators.

2018 business highlights

Continuing the renewal of its diagnostic imaging portfolio, Philips launched the Ingenia Elition 3.0T and Ingenia Ambition 1.5T MR systems. Both systems offer superb image quality while performing exams up to 50% faster. An industry first, the Ingenia Ambition enables imaging departments to perform more productive, helium-free operations. The company also received CFDA approval to market its advanced Vereos Digital PET/CT in China.

The expansion of the Ultrasound business beyond its core strength in cardiac ultrasound into attractive adjacencies continues to be successful, driven by innovations such as an advanced transducer optimized for OB/GYN and General Imaging applications, and the telehealth capabilities of its Lumify app-based ultrasound solution.

As a leader in image-guided therapy, Philips launched its EPIQ CVxi ultrasound system combined with the latest version of its unique EchoNavigator software specifically designed for minimally invasive structural heart repairs, a fast-growing image-guided therapy segment.

Philips’ Image-Guided Therapy Devices continued its strong momentum, supported by a growing amount of clinical data. Results from the DEFINE FLAIR trial demonstrated that an iFR-guided strategy reduces costs, improves patient comfort compared to an FFR-guided strategy, and delivers consistent patient outcomes. The adoption of Philips’ proprietary iFR technology also reached a major milestone after its inclusion in the European Society of Cardiology’s updated guidelines for the assessment of coronary artery lesions.

To further strengthen Philips’ businesses through targeted acquisitions, the company acquired EPD Solutions, an innovator that has developed a breakthrough technology for image-guided treatments for cardiac arrhythmia.

Philips launched an extension to the successful Azurion image-guided therapy platform, setting a new standard in the industry. Azurion with FlexArm includes innovations for optimal visualization across the whole patient in 2D and 3D to simplify and enhance a broad range of procedures. Additionally, Philips announced the enrolment of the first patient in the new Stellarex ILLUMENATE Below-the-Knee (BTK) Investigational Device Exemption (IDE) study in the US.

Connected Care & Health Informatics businesses

Dr. Carla Kriwet is Chief Business Leader of the Connected Care & Health Informatics businesses segment. Prior to assuming her current role in February 2017, Carla led Philips’ Patient Care & Monitoring Solutions business group and was the Philips Market Leader of Germany, Austria & Switzerland. Before this, she held leadership positions with ABB Daimler-Benz, The Boston Consulting Group, Linde AG and Draegerwerk in Europe and Asia. Carla is a member of the Supervisory Boards of Carl Zeiss AG and Save the Children Germany.

About Connected Care & Health Informatics businesses in 2018

Spanning the entire health continuum, the Connected Care & Health Informatics businesses (as per the 2018 reporting structure) aim to improve patient outcomes, increase efficiency and enhance patient and caregiver satisfaction, driving towards value-based care. Our solutions build on Philips’ strength in patient monitoring and clinical informatics to improve clinical and economic outcomes in all care settings, within and outside the hospital.

Philips has a deep understanding of clinical care and the patient experience that, when coupled with our consultative approach, allows us to be an effective partner for transformation, both across the enterprise and at the level of the individual clinician. Philips delivers services that take the burden off hospital staff with optimized patient and data flow, a smooth integration process, improved workflow, customized training and improved accessibility across our application landscape.

This requires a secure common digital platform that connects and aligns consumers, patients, payers and healthcare providers. Philips’ platforms aggregate and leverage information from clinical, personal and historical data to support care providers in delivering first-time-right diagnoses and treatment. Philips continually builds out new capabilities within Philips HealthSuite – a cloud-based connected health ecosystem of devices, apps and digital tools – to accomplish just that. For information on how Philips manages cybersecurity risk, please refer to Operational risks.

Philips delivers personalized insights by applying predictive analytics and artificial intelligence across our solutions. As an example, we are able to support healthcare professionals caring for elderly patients living independently at home in making clinical decisions and alerting medical teams to potential issues. Our integrated and data-driven approach promotes seamless patient care, helps identify risks and needs of different groups within a population, and provides clinical decision support.

In 2018, the Connected Care & Health Informatics segment consisted of the following areas of business:

  Monitoring & Analytics is a solutions business enabling smart decision-making for caregivers, administrators and patients, to help control costs, increase efficiency, and support better health. Monitoring & Analytics solutions encompass: integrated patient monitoring systems for all price levels, wearable biosensors, advanced intelligence platforms providing key insights and clinical decision support to clinicians when and where they need it, for real-time clinical information at the patient’s bedside; patient analytics, including diagnostic ECG data management for improved quality of cardiac care; the eICU/Tele-ICU program. Monitoring & Analytics also includes maintenance, clinical and IT services as well as consumables.
  Therapeutic Care is expanding access to and quality of respiratory care, resuscitation, and emergency care solutions (including devices, services, and digital/data solutions). Hospital Respiratory Care (HRC) and Emergency Care & Resuscitation (ECR) solutions are helping caregivers both inside and outside the hospital, including cardiac resuscitation, emergency care solutions, invasive and non-invasive ventilators for acute and sub-acute hospital environments and respiratory monitoring devices; consumables across the patient monitoring and therapeutic care businesses; customer service, including clinical, IT, technical and remote customer propositions. In 2018, Philips acquired Remote Diagnostic Technologies (RDT), a UK-based leading innovator of advanced solutions for the pre-hospital market providing monitoring, cardiac therapy and data management. RDT’s portfolio of comprehensive connected emergency care solutions complements and strengthens Philips’ current range of proven monitoring and therapeutic products and solutions to help emergency medical services, hospitals and lay responders accelerate the delivery of care at the scene.
  Healthcare Informatics: This business includes: advanced healthcare IT, clinical and advanced visualization and quantification informatics solutions for radiology, cardiology and oncology departments; Universal Data Management solutions, Picture Archiving and Communication Systems (PACS) and fully integrated Electronic Medical Record (EMR) systems to support healthcare enterprises in optimizing health system performance; advanced clinical and hospital IT platforms which are leveraged across Philips. Our IntelliSpace Portal application platform is recognized as industry-leading by KLAS. We use artificial intelligence at the point of care to optimize the clinician experience, help improve productivity and total cost of ownership, and streamline patient experiences across the clinical pathway. Proof of clinical and economic outcomes, connectivity and cybersecurity are key priorities of our engagement with our customers. The acquisition of interoperability software solutions provider Forcare provides Philips with critical standards and interoperability expertise to interconnect healthcare information systems, share and exchange clinical data, and offer secure and reliable access to digital health information for medical staff and patients across multiple organizations and care settings.

  Population Health Management: Our services and solutions leverage data, analytics and actionable workflow products for solutions to improve clinical and financial results and increase patient engagement, satisfaction and compliance. These solutions include: technology-enabled monitoring and intervention support outside the hospital (telehealth, remote patient monitoring, personal emergency response systems and care coordination) to improve the experience of elderly people and those living with chronic conditions; actionable programs to predict risk (including medication and care compliance, outreach, and fall prediction); cloud-based solutions for health organizations to manage population health. Leveraging our acquisitions of Wellcentive, VitalHealth and BlueWillow Systems, our solutions enable health systems to analyze their patient population along clinical and financial criteria, coordinate care outside the hospital, and engage patients in their health. They help drive quality improvement and business transformation for those transitioning to value-based care.

Connected Care & Health InformatIcs

Total sales by business

as a %

2018

Revenue is earned through the sale of products and solutions, customer services fees and software license fees. Where bundled offerings result in solutions for our customers or offerings are based on number of people being monitored, we see more usage-based earnings models.

Sales channels include a mix of a direct salesforce, partly paired with an online sales portal and distributors (varying by product, market and price segment). Sales are mostly driven by a direct salesforce with an intimate knowledge of the procedures that use our integrated solutions’ smart devices, systems, software and services. Philips works with customers and partners to co-create solutions, drive commercial innovation and adapt to new models such as monitoring-as-a-service.

Sales at Philips’ Connected Care & Health Informatics businesses are generally higher in the second half of the year, largely due to customer spending patterns.

At year-end 2018, Connected Care & Health Informatics had 10,517 employees worldwide.

With regard to regulatory compliance and the consent decree agreed to by Philips and the US government, as announced in Philips’ press release on October 11, 2017, please refer to Consent Decree.

With regard to sourcing, please refer to Supplier indicators.

2018 business highlights

Building on its strengths in healthcare informatics, Philips entered into a multi-year partnership agreement with St. Andrew’s Toowoomba Hospital in Australia for the hospital-wide installation of Philips Tasy and an integrated EMR system improving patient care and safety, hospital management, supply and financials. Philips will fully digitize the hospital’s entire care management processes and enable anytime, anywhere access to clinical analytics.

Philips partnered with Children’s Health in Dallas – one of the top pediatric hospitals in the US – to improve pediatric care with its patient monitoring and healthcare informatics solutions.

Philips acquired Remote Diagnostic Technologies, a leading provider of advanced monitoring, cardiac therapy and data management solutions for the pre-hospital market. RDT’s portfolio will complement Philips’ Therapeutic Care business and strengthen its leadership position in the estimated EUR 1.4 billion resuscitation and emergency care market.

Highlighting Philips’ leadership in healthcare informatics, IntelliSpace Portal, Philips’ advanced data integration, visualization and analysis platform, was named 2018 Category Leader in the Advanced Visualization category in the 2018 Best in KLAS: Software & Services report.

Philips and Miami's Jackson Health System – one of the largest public health systems in the US – entered into an agreement involving an industry-first ‘enterprise patient monitoring as a service’ business model. This will enable Jackson to standardize patient monitoring at all acuity levels for each care setting across its network for a per-patient fee.

Partnering with Showa University, Philips launched the first tele-intensive care eICU program in Japan. This delivers near real-time remote patient monitoring and early intervention through predictive analytics and advanced audio-visual technology. It has already been successfully implemented in the US, the UK, Australia and the Middle East.

To expand its leadership in patient monitoring solutions, Philips launched FocusPoint, a web-based operational performance management application for its patient monitoring solutions. The application aggregates, processes and stores statistical and alert information, which are presented on a dashboard for optimal management of the technology.

Philips partnered with the Dana-Farber Cancer Institute to deploy best practices in cancer care. The incorporation of the Institute’s Clinical Pathways in Philips’ IntelliSpace Oncology Platform will help oncologists reach the most appropriate cancer treatments for patients, based on a unified view of the patient across diagnostic modalities and the embedded knowledge of both partners.

NewYork-Presbyterian Hospital selected Philips’ IntelliSpace Enterprise Edition as its in-hospital clinical decision support platform to help address the Quadruple Aim of improved patient experience, better health outcomes, improved staff experience, and lower cost of care across its sites.

Leveraging Philips’ expertise in remote monitoring solutions, the company partnered with Dartmouth-Hitchcock Health in the US to implement Philips’ eICU technology at their hospital sites. Following the success of similar programs across the globe, Dartmouth-Hitchcock Health is the latest health system to incorporate this telehealth model to improve critical care support across multiple sites.

Personal Health businesses

Roy Jakobs was appointed Chief Business Leader of the Personal Health businesses effective October 1, 2018, succeeding Egbert van Acht. Roy joined Philips in 2010 as Chief Marketing Officer for Philips Lighting and in 2012 he became Market Leader for Philips Middle East & Turkey. Between 2015 and 2018 he led the Domestic Appliances business group.

About Personal Health businesses in 2018

Our Personal Health businesses (as per the 2018 reporting structure) play an important role on the health continuum – in the healthy living, prevention and home care stages – delivering integrated, connected and personalized solutions that support healthier lifestyles and those living with chronic disease.

Leveraging our deep consumer expertise and extensive healthcare know-how, we enable people to live a healthy life in a healthy home environment, and to proactively manage their own health.

Supported by meaningful innovation and high-impact marketing, we are focused on three key objectives:

  Growing our core businesses through geographical expansion and increased penetration
  Unlocking business value through direct digital consumer engagement, leading to higher brand preference and recurring revenues
  Extending our core businesses with innovative solutions and new business models to address unmet consumer needs

Personal Health has many distinct product categories and associated competitors, including Procter & Gamble in Personal Care and Oral Healthcare, Groupe SEB in Domestic Appliances, and, in 2018, ResMed in Sleep & Respiratory Care.

In 2018, the Personal Health segment consisted of the following areas of business:

  Health & Wellness: oral healthcare, mother and child care
  Sleep & Respiratory Care: healthy sleeping, respiratory care
  Personal Care: male grooming, beauty
  Domestic Appliances: food preparation, home care

Personal Health

Total sales by business

as a %

2018

Through our Personal Health businesses, we offer a broad range of solutions in various consumer price segments, always aiming to offer and realize premium value. We continue to rationalize our portfolio of locally relevant innovations and increase its accessibility, particularly in lower-tier cities in growth geographies. We are well positioned to capture further growth in online sales and continue to build our digital and e-commerce capabilities.

We are leveraging connectivity to offer new business models, partnering with other players in the health ecosystem with the goal of extending opportunities for people to live healthily, prevent or manage disease. We are engaging consumers in their health journey in new and impactful ways through social media and digital innovation. For example, with the introduction of the Philips Sonicare Solutions Teledentistry Service in 2018, Philips’ Sonicare complete oral care solution has become even more wide-reaching, enabling professional, remote dental consultations. The Philips Sonicare app acts as a ‘virtual hub’ for personal oral healthcare, helping users to manage their complete oral care on a daily basis and share brushing data with their dental practitioners, putting personalized guidance and advice at their fingertips.

The company’s wide portfolio of connected consumer health platforms – such as our Sonicare dental solutions and our Dream Family sleep care solution – leverages Philips HealthSuite, a cloud-enabled connected health ecosystem of devices, apps and digital tools that enable personalized health and continuous care.

The revenue model is mainly based on product sale at the point in time the products are delivered to the end-user or wholesalers or distributors. In Sleep & Respiratory Care, revenue is generated both through product sales and through rental models whereby revenue is generated over time.

Under normal economic conditions, Philips’ Personal Health businesses experience seasonality, with higher sales around key national and international events and holidays.

At year-end 2018, Personal Health employed 22,471 people worldwide.

With regard to regulatory compliance and quality, please refer to Our commitment to Quality, Regulatory Compliance and Integrity.

With regard to sourcing, please refer to Supplier indicators.

2018 business highlights

In line with Philips’ focus on innovation, the company launched the new Philips Sonicare ProtectiveClean power toothbrush in North America, with further roll-out around the world. This introduction will further boost the profitable growth of the Oral Healthcare business.

Philips completely renewed the high-end range of its leading male grooming portfolio with the introduction of the Series 9000 Prestige shaver, which cuts facial hair feeling as close as a wet blade, while being very gentle on the skin. In 2018 we passed the all-time milestone of 1 billion shavers sold – a landmark achievement by our Personal Care business.

Philips continued the roll-out of its OneBlade male grooming innovation, adding another 10 countries, with many more to follow, on the way to being a EUR 200 million business just a few years after its launch.

At IFA 2018, Philips introduced the High-Speed Connected Blender, which can help people achieve specific health goals, such as boosting their energy, reducing their sugar and calorie intake, or increasing their general well-being.

The app Pregnancy+ by Philips Avent is designed to support a healthy full-term pregnancy plus a safe delivery and gives expectant parents a comprehensive guide through all stages of pregnancy.

Philips’ Sleep & Respiratory Care business continues to gain traction for its market-leading home ventilation offerings, such as the new Trilogy Evo ventilator platform, which is the only portable life support solution designed to stay with patients as they change care environments. Integrated with Care Orchestrator, Philips’ sleep and respiratory care cloud-based management system, Trilogy Evo will help to ease the burden of managing chronic conditions such as Chronic Obstructive Pulmonary Disease (COPD) by allowing physicians, clinicians, and care providers to collaborate and coordinate care from hospital to home by storing their patient prescription and therapy information in a single secure location.

Philips acquired NightBalance, a digital health scale-up company based in the Netherlands that has developed an innovative, easy-to-use device to treat positional obstructive sleep apnea and positional snoring.

At the consumer electronics show CES 2018, Philips introduced SmartSleep, the world’s first and only clinically proven wearable solution for consumers to improve deep sleep quality for people who do not get enough sleep. SmartSleep joins Philips’ growing portfolio of smart digital platforms and intelligent solutions that give consumers data-driven insights into their health and access to professional expertise and advice.

Highlighting the success of Philips’ patient-centric product designs in sleep care, Philips has sold more than 10 million DreamWear CPAP masks and cushions in just three years after the Dream Family platform introduction, growing the DreamWear patient interface sales faster than the market.

Other

In our external reporting on Other we report on the items Innovation & Strategy, IP Royalties, Central costs, and other small items.

About Other

Innovation & Strategy

The Innovation & Strategy organization includes, among others, the Chief Technology Office (CTO), Research, HealthSuite Platforms, the Chief Medical Office, Product Engineering, Design, Strategy, and Sustainability. Our Innovation Hubs are in Eindhoven (Netherlands), Cambridge (USA), Bangalore (India) and Shanghai (China).

Innovation & Strategy, in collaboration with the operating businesses and the markets, is responsible for directing the company strategy, in line with our growth and profitability ambitions.

The Innovation & Strategy function facilitates innovation from ‘idea’ to ‘market’ (I2M) as co-creator and strategic partner for the Philips businesses, markets and partners. It does so through cooperation between research, design, marketing, strategy and businesses in interdisciplinary teams along the innovation chain, from exploration and advanced development to first-of-a-kind proposition development. In addition, it opens up new value spaces beyond the direct scope of current businesses through internal and external venturing, manages the company-funded R&D portfolio, and creates synergies for cross-segment initiatives and integrated solutions.

Innovation & Strategy actively participates in Open Innovation through relationships with academic, clinical, industrial partners and start-ups, as well as via public-private partnerships. It does so in order to improve innovation speed, effectiveness and efficiency; to capture and generate new ideas, and to leverage third-party capabilities. This may include sharing the related financial exposure and benefits.

Finally, Innovation & Strategy sets the agenda and drives continuous improvement in the Philips product and solution portfolio, the efficiency and effectiveness of innovation, the creation and adoption of (digital) platforms, and the uptake of high-impact technologies such as data science, Artificial Intelligence and the Internet of Things.

Chief Technology Office (CTO) and Product Engineering organization

The CTO and Product Engineering organization is a group of innovation teams that orchestrates innovation across Philips’ businesses and markets, initiating game-changing innovations that disrupt and cross boundaries in health technology to address opportunities for better clinical and economic outcomes and support the associated transformation of Philips into a digital solutions company. It encompasses the following organizations:

  Innovation Management, responsible for end-to-end innovation strategy and portfolio management, integrated roadmaps linked to solutions, New Business Creation Excellence, R&D competency management, innovation performance management and public funding programs.
  Philips Research, the co-creator and strategic partner of the Philips businesses, markets and complementary open innovation ecosystem participants, driving front-end innovation and clinical research at sites across the globe.
  Philips HealthWorks, responsible for accelerating breakthrough innovation. HealthWorks incubates early-stage ventures and engages with the external start-up ecosystem.
  I2M Excellence is a global program driven centrally to improve and harmonize Philips' capabilities, processes and tools.

  The Chief Architect Office, responsible for defining, steering and ensuring compliance and uptake of the Philips HealthSuite architecture for configurable and interoperable digital propositions.
  The Software and System Engineering Centers of Excellence, driving adoption of industry best practices in writing and maintaining application-level software, modular and configurable system design and model-based system engineering.
  Philips Innovation Services provides hardware and embedded software development & engineering, technology consulting, and low-volume specialized manufacturing.
Philips HealthSuite

Philips HealthSuite constitutes our common digital framework that connects consumers, patients, healthcare providers, payers and partners in a cloud-based connected health ecosystem of devices, apps and tools.

  HealthSuite Digital Platform (HSDP) is the secure Philips cloud and IoT (Internet of Things) solution that forms the basis for our digital software stack, with key functionalities including hosting, authorization, connecting, storing, sharing, and analysis of data and applications. New functionality is continuously being added to the platform, like building blocks for federated data management, workflow management, and patient engagement.
  HealthSuite Premise is the recently launched extension of HSDP to form a hybrid-cloud solution, offering more flexibility in deployment and implementation.

The Philips HealthSuite Platforms are managed and orchestrated across Innovation & Strategy and all Philips businesses. The majority of professional and consumer-oriented digital propositions offered by Philips leverage HealthSuite, and there is also a growing number of third-party customers doing the same.

Innovation Hubs

To drive innovation effectiveness and efficiency, and to enable locally relevant solution creation, we have established four Innovation Hubs for the Philips Group: Eindhoven (Netherlands), Cambridge (US), Bangalore (India) and Shanghai (China). Each Hub includes a combination of technical, design and clinical capabilities, representing Group Innovation & Strategy, selected R&D groups from our businesses, market innovation teams and other functions. These Hubs, where most of the Group Innovation & Strategy organization is concentrated, complement the business-specific innovation capabilities of our R&D centers that are integrated in our global business sites.

  Philips Innovation Center Eindhoven is Philips’ largest cross-functional Innovation Hub worldwide, hosting the global headquarters of many of our innovation organizations as well as many collaboration partnerships. Many of the company’s core research programs are run from here.
  Philips Innovation Center Cambridge, MA is focused on Data Science and AI, among other things. Being within close proximity to the MIT campus and clinical collaboration partners allows researchers to collaborate easily on jointly defined research programs, validate clinical relevance, as well as to participate in Open Innovation projects.
  Philips Innovation Center Bangalore hosts activities from most of our operating businesses, Research, Design, Intellectual Property & Standards, and IT. This is our largest software-focused site, with over 3,500 engineers. The Center works with growth geographies to build market-specific solutions, and several businesses have also located business organizations focusing on growth geographies at the site.
  Philips Innovation Center Shanghai combines digital innovation, research and solutions development for the China market, while several of its locally relevant innovations are also finding their way globally.

Alongside the hubs, where most of the central Innovation & Strategy organization is concentrated together with selected business R&D and market innovation teams, we continue to have significant, more focused innovation capabilities integrated into key technology centers at our other global business sites.

Chief Medical Office

The Chief Medical Office is responsible for clinical innovation and strategy, hospital economics, clinical evidence and market access, as well as medical thought leadership, with a focus on the Quadruple Aim and value-based care. This includes engaging with stakeholders across the health continuum to extend Philips’ leadership in health technology and acting on new value-based reimbursement models that benefit the patient and care provider.

Leveraging the knowledge and expertise of the medical professional community across Philips, the Chief Medical Office includes many healthcare professionals who practice in the world’s leading health systems. Supporting the company’s objectives across the health continuum, its activities include strategic guidance built on clinical and scientific knowledge, fostering peer-to-peer relationships in relevant medical communities, liaising with medical regulatory bodies, and supporting clinical and marketing evidence development.

Philips Design

Philips Design is the global design function for the company, ensuring that the user experiences of our innovations are meaningful, people-focused and locally relevant. Design is also responsible for ensuring that the Philips brand experience is differentiating, consistently expressed, and drives customer preference.

Philips Design partners with stakeholders across the organization to develop methodologies and enablers to define value propositions, implement data-enabled design tools and processes to create meaning from data, and leverage Co-create methodologies to define solutions. Our Co-create approach facilitates collaboration with customers and patients to create solutions that are tailored specifically to the challenges facing them, as local circumstances and workflows are key ingredients in the successful implementation of solutions.

To ensure that we connect end users along the health continuum we create a consistent experience across all touchpoints. A key enabler for this is a consistent and differentiating design language that applies to software, hardware and services across our operating businesses. In recognition of our continued excellence, Philips Design received 141 awards in 2018.

Emerging Businesses

Emerging Businesses is a business group in emerging spaces with a mission to bring intelligence to diagnosis in pathology and neurology and to guide therapy. It includes:

  Digital & Computational Pathology digitizes diagnosis in anatomic pathology and uses Artificial Intelligence to aid detection of disease and progression to reduce inter-observer variability and improve outcomes. Philips is the global market leader in routine primary diagnosis using Digital Pathology and the only company in the market to have an FDA-approved solution for primary diagnosis.
  Philips Neuro is focused on a mission to advance neuroscience for better care. The business provides an integrated neurology solution comprising Full Head HD EEG with diagnostic imaging to map brain activity and anatomy for a wide range of neuro disorders, and uses machine learning to improve diagnosis of various neuro disorders.
IP Royalties

Philips Intellectual Property & Standards (IP&S) proactively pursues the creation of new Intellectual Property (IP) in close co-operation with Philips’ operating businesses and Innovation & Strategy. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips’ businesses to support their growth, competitiveness and profitability.

Royal Philips’ total IP portfolio currently consists of 65,000 patent rights, 39,400 trademarks, 61,300 design rights and 3,200 domain names. Philips filed 1,120 new patents in 2018, with a strong focus on the growth areas in health technology services and solutions.

IP&S participates in the setting of standards to create new business opportunities for the Philips operating businesses. A substantial portion of revenue and costs is allocated to the operating businesses. License fees and royalties are earned on the basis of usage, or fixed fees over the term of the contract.

Philips believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents and licenses.

Central costs

We recharge the directly attributable part of the central costs to the business segments. The remaining part includes the Executive Committee, Brand Management and Sustainability, as well as functional services such as IT and Real Estate.

Real estate

Philips is present in more than 70 countries globally and has its corporate headquarters located in Amsterdam, the Netherlands. Our real estate sites are well spread around the globe, with key manufacturing and R&D sites in the Americas, Asia and Europe. In 2018, we reduced our footprint in India (Chennai, Pune), Indonesia (Jakarta) and China. We also rightsized and upgraded our Milan, Madrid, Zurich and Herrsching sites in Europe and expanded our global business solutions in India, Poland and the United States. To attract R&D talent, we invested in R&D locations such as Bangalore, Shanghai, Eindhoven and others. We also made strategic investments in manufacturing sites in the Americas and Asia. The vast majority of our locations consist of leased property, and we manage these closely to keep the overall vacancy rates of our property below 5% and to ensure the right level of space efficiency and flexibility to follow our business dynamic. The net book value of our land and buildings at December 31, 2018, represented EUR 621 million; construction in progress represented EUR 46 million. Our current facilities are adequate to meet the requirements of our present and foreseeable future operations.

5.4Our commitment to Quality, Regulatory Compliance and Integrity

Our business success depends on the quality of our products, services and solutions and compliance with many regulations and standards. We continue on our transformation journey to have customer-focused global processes, procedures, standards and a quality mindset to help us maintain the highest possible level of quality in all our products.

For Philips, as a business with a significant global footprint, compliance with evolving regulations and standards including data privacy and cybersecurity has resulted, and may continue to result, in increased costs, new compliance challenges, and the threat of increased regulatory enforcement activity. Our business relies on the secure electronic transmission, storage and hosting of sensitive information, including personal information, protected health information, financial information, intellectual property and other sensitive information related to our customers and workforce. For information on how Philips manages cybersecurity risk, please refer to Operational risks.

Philips actively maintains FDA/ISO Quality Systems globally that establish standards for its product design, manufacturing, and distribution processes. Our businesses are subject to compliance with regulatory product approval and quality system requirements in every market we serve, and to specific requirements of local and national regulatory authorities including the US FDA, the NMPA in China and comparable agencies in other countries, as well as the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), Energy-using Products (EuP) and Product Safety Regulations. We have a growing portfolio of medically regulated products in our Health & Wellness, Personal Care and Sleep & Respiratory Care businesses. Through our growing oral healthcare, mother and child care and beauty product portfolio the range of applicable regulations has been extended to include requirements relating to cosmetics and, on a very small scale, pharmaceuticals.

In almost all cases, new products that we introduce are subject to a regulatory approval process (e.g. pre-market notification – the 510(k) process – or pre-market approval (PMA) for FDA approvals in the USA, the CE Mark in the European Union). Failing to comply with the regulatory requirements can have severe legal consequences. The number and diversity of regulatory bodies in the various markets we operate in globally adds complexity and time to product introductions.

In the EU, a new Medical Device Regulation (EU MDR) was published in 2017, which will impose significant additional pre-market and post-market requirements. Since the announcement of the EU MDR, Philips has been developing a comprehensive strategic plan to ensure compliance with the MDR requirements that will come into effect by May 2020. The company has engaged in a top-to-bottom review of our full portfolio of products and solutions that fall under the mandate, and has developed a robust and detailed framework for a seamless transition by the time the Medical Device Regulation is operative. We will make a one-time EU MDR investment, estimated at EUR 45 million, in 2019, in addition to ongoing compliance costs for the new regulations of around EUR 25 million per year. We believe the global regulatory environment will continue to evolve, which could impact the cost, the time needed to approve, and ultimately, our ability to maintain existing approvals or obtain future approvals for our products.

Philips is committed to delivering the highest quality products, services and solutions compliant to all applicable laws and standards. We are investing substantially in driving quality into our culture, reaping the benefits of our improvement efforts addressing the past and positioning for the future. We will continue to raise the performance bar. Quality is embedded in the evaluation of all senior management. With consistency of purpose, top-down accountability, standardization, leveraging continuous improvement we aim to drive greater speed in the adoption of a quality mindset throughout the enterprise.

While pursuing our business objectives, we aim to be a responsible partner in society, acting with integrity towards our employees, customers, business partners and shareholders, as well as the wider community in which we operate. The Philips General Business Principles (GBP) incorporate and represent the fundamental principles by which all Philips businesses and employees around the globe must abide. They set the minimum standard for business conduct, both for individual employees and for the company and our subsidiaries. More information on the Philips GBP can be found in Our approach to risk management. The results of the monitoring measures in place are given in General Business Principles.

Consent Decree

In October 2017, Philips North America LLC reached agreement on a consent decree with the US Department of Justice, representing the Food and Drug Administration (FDA), related to compliance with current good manufacturing practice requirements arising from past inspections in and before 2015, focusing primarily on Philips’ Emergency Care & Resuscitation (ECR) business operations in Andover (Massachusetts) and Bothell (Washington). The decree also provides for increased scrutiny, for a period of years, of the compliance of the other Monitoring & Analytics businesses at these facilities with the Quality System Regulation.

Under the decree, Philips has suspended the manufacture and distribution, for the US market, of external defibrillators manufactured at these facilities, subject to certain exceptions, until FDA certifies through inspection the facilities’ compliance with the Quality System Regulation and other requirements of the decree. The decree allows Philips to continue the manufacture and distribution of certain automated external defibrillator (AED) models and Philips can continue to service ECR devices and provide consumables and the relevant accessories, to ensure uninterrupted availability of these highly reliable life-saving devices in the US. Philips continues to be able to export ECR devices under certain conditions. Philips is continuing to manufacture and distribute the devices of businesses other than ECR at these facilities.

Substantial progress has been made in our compliance efforts. However, we cannot predict the outcome of this matter, and the consent decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing ECR devices, recall products, pay liquidated damages and take other actions. We also cannot currently predict whether additional monetary investment will be incurred to resolve this matter or the matter’s ultimate impact on our business.

6Financial performance

2018 was a year of solid progress, as we increased sales to EUR 18.1 billion, representing 5% comparable sales growth, improved our operating profitability margin by 100 basis points, delivered a strong operating cash flow of EUR 1.8 billion, and increased income from continuing operations to EUR 1.3 billion.
Abhijit Bhattacharya
CFO Royal Philips

6.1Performance review

Management summary

  Sales rose to EUR 18.1 billion, a nominal increase of 2%, which reflected 5% nominal growth in the Diagnosis & Treatment businesses, a 3% sales decline in the Connected Care & Health Informatics businesses and a 1% decline in the Personal Health businesses. On a comparable basis * the 5% growth reflected 7% growth in the Diagnosis & Treatment businesses, higher IP royalty income, 3% growth in the Personal Health businesses, and flat sales in the Connected Care & Health Informatics businesses.
  Net income amounted to EUR 1.1 billion, a decrease of EUR 773 million compared to 2017, mainly due to the deconsolidation of Signify (formerly Philips Lighting). Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis.
  Adjusted EBITA * totaled EUR 2.4 billion, or 13.1% of sales, an increase of EUR 213 million, or 100 basis points as a % of sales, compared to 2017. The productivity programs delivered annual savings of approximately EUR 466 million, ahead of the targeted savings of EUR 400 million, and included approximately EUR 269 million procurement savings, led by the Design for Excellence (DfX) program, and EUR 197 million savings from other productivity programs.
  Net cash provided by operating activities amounted to EUR 1.8 billion, a decrease of EUR 90 million compared to 2017, as higher earnings were offset by higher working capital outflows. Free cash flow * amounted to EUR 984 million, which includes a EUR 176 million outflow related to pension liability de-risking and an early bond redemption.
  On June 28, 2017, Philips announced a EUR 1.5 billion share buyback program for capital reduction purposes. Under that program, which was initiated in the third quarter of 2017, Philips repurchased shares in the open market and entered into a number of forward transactions, some of which are to be settled in Q2 2019. As the program was initiated for capital reduction purposes, Philips intends to cancel all of the shares acquired under the program.
  On January 29, 2019, Philips announced a new share buyback program for an amount of up to EUR 1.5 billion. Philips started the program in the first quarter of 2019 and expects to complete it within two years. As the program was initiated for capital reduction purposes, Philips intends to cancel all shares acquired under the program. The program will be executed by an intermediary to allow for purchases in the open market during both open and closed periods.

  As of December 31, 2018, Philips’ shareholding in Signify (formerly Philips Lighting) was 16.5% of Signify's issued share capital. For further information, refer to Sell-down Signify shares (former Philips Lighting).

The year 2017
  Sales rose to EUR 17.8 billion, a nominal increase of 2%, which reflected 3% nominal growth in the Personal Health businesses and Diagnosis & Treatment businesses and flat year-on-year sales in the Connected Care & Health Informatics businesses. On a comparable basis * the 4% growth was driven by 6% growth in the Personal Health businesses and 3% growth in the Connected Care & Health Informatics and Diagnosis & Treatment businesses.
  In the course of 2017, Philips’ shareholding in Philips Lighting was decreased to 29.01% of Philips Lighting’s issued share capital through multiple accelerated bookbuild offerings to institutional investors. As a result, Philips no longer has control over Philips Lighting and has ceased to consolidate Philips Lighting as from the end of November 2017. With these sell-down transactions, Philips reached an important milestone in pivoting Philips into a focused health technology company. For further information, refer to Philips Lighting sell-down.

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

  Adjusted EBITA * totaled EUR 2.2 billion, or 12.1% of sales, an increase of EUR 232 million, or 110 basis points as a % of sales, compared to 2016. The productivity programs delivered annual savings of approximately EUR 483 million, ahead of the targeted savings of EUR 400 million, and included approximately EUR 260 million procurement savings, led by the Design for Excellence (DfX) program, and EUR 223 million savings from other productivity programs.
  Net cash provided by operating activities amounted to EUR 1.9 billion and increased by EUR 700 million compared to 2016. Free cash flow * amounted to EUR 1.2 billion and increased by EUR 756 million compared to 2016. The increase was mainly driven by higher earnings and the dividend related to the retained interest in the combined businesses of Lumileds and Automotive, lower outflows related to pension de-risking settlements, as well as the cash outflows in Q4 2016 of EUR 280 million related to the Masimo agreements. For further information on the Masimo agreements, refer to Provisions note.

Philips Group

Key data

in millions of EUR unless otherwise stated

2016 - 2018

	2016	2017	2018
Sales	17,422	17,780	18,121
Nominal sales growth	4%	2%	2%
Comparable sales growth [1]	5%	4%	5%
Income from operations	1,464	1,517	1,719
as a % of sales	8.4%	8.5%	9.5%
Financial expenses, net	(442)	(137)	(213)
Investments in associates, net of income taxes	11	(4)	(2)
Income tax expense	(203)	(349)	(193)
Income from continuing operations	831	1,028	1,310
Discontinued operations, net of income taxes	660	843	(213)
Net income	1,491	1,870	1,097
Adjusted EBITA [1]	1,921	2,153	2,366
as a % of sales	11.0%	12.1%	13.1%
Income from continuing operations attributable to shareholders [2] per common share (in EUR) - diluted [3]	0.89	1.08	1.39
Adjusted income from continuing operations attributable to shareholders [2] per common share (in EUR) - diluted [1]	1.24	1.54	1.76
1 Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
2 Shareholders in this table refers to shareholders of Koninklijke Philips N.V.
3 The presentation of 2017 information has been updated compared to the information previously published to adjust for elements of Net income that were attributable to discontinued operations.
* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Results of operations

Sales

The composition of sales growth in percentage terms in 2018, compared to 2017 and 2016, is presented in the table below.

Philips Group

Sales

in millions of EUR unless otherwise stated

2016 - 2018

	2016	2017	2018
Diagnosis & Treatment businesses	6,686	6,891	7,245
Nominal sales growth (%)	3.1	3.1	5.1
Comparable sales growth (%) [1]	3.6	3.5	6.8

Connected Care & Health Informatics businesses	3,158	3,163	3,084
Nominal sales growth (%)	4.5	0.2	(2.5)
Comparable sales growth (%) [1]	4.5	3.2	0.3

Personal Health businesses	7,099	7,310	7,228
Nominal sales growth (%)	5.2	3.0	(1.1)
Comparable sales growth (%) [1]	7.2	5.6	3.3

Other	479	416	564
Philips Group	17,422	17,780	18,121
Nominal sales growth (%)	3.7	2.1	1.9
Comparable sales growth (%) [1]	4.9	3.9	4.7
1 Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Group sales amounted to EUR 18,121 million in 2018, an increase of 2% on a nominal basis. Adjusted for a 2.8% negative currency effect and consolidation impact, comparable sales * were 5% above 2017.

Group sales amounted to EUR 17,780 million in 2017 and increased 2% on a nominal basis. Adjusted for a 1.8% negative currency effect and consolidation impact, comparable sales * were 4% above 2016.

Diagnosis & Treatment businesses

In 2018, sales amounted to EUR 7,245 million, 5% higher than in 2017 on a nominal basis. Excluding a 1.7% negative currency effect and consolidation impact, comparable sales * increased by 7%, reflecting double-digit growth in Image-Guided Therapy and Ultrasound and low-single-digit growth in Diagnostic Imaging.

In 2017, sales amounted to EUR 6,891 million, 3% higher than in 2016 on a nominal basis. Excluding a 1% negative currency effect and consolidation impact, comparable sales * increased by 3%, driven by mid-single-digit growth in Ultrasound and Image-Guided Therapy and low-single-digit growth in Diagnostic Imaging.

Connected Care & Health Informatics businesses

In 2018, sales amounted to EUR 3,084 million, a decrease of 2% on a nominal basis compared to 2017. Excluding a 3% negative currency effect and consolidation impact, comparable sales * remained flat, reflecting low-single-digit growth in Healthcare Informatics while Monitoring & Analytics and Therapeutic Care remained flat year-on-year. Therapeutic Care includes a negative impact from the consent decree of a 135 basis points.

In 2017, sales amounted to EUR 3,163 million and remained flat compared with 2016 on a nominal basis. The 3% increase on a comparable basis * was driven by mid-single-digit growth in Patient Care & Monitoring Solutions and low-single-digit growth in Healthcare Informatics.

Personal Health businesses

In 2018, sales amounted to EUR 7,228 million, a nominal decrease of 1% compared to 2017. Excluding a 4% negative currency effect and consolidation impact, comparable sales * were 3% higher year-on-year, reflecting high-single-digit growth in Sleep & Respiratory Care and low-single-digit growth in Personal Care and Domestic Appliances, while Health & Wellness remained flat year-on-year.

In 2017, sales amounted to EUR 7,310 million, a nominal increase of 3% compared to 2016. Excluding a 3% negative currency impact, comparable sales * were 6% higher year-on-year, driven by high-single-digit growth in Health & Wellness and mid-single-digit growth in Sleep & Respiratory Care, Domestic Appliances and Personal Care.

Other

In 2018, sales amounted to EUR 564 million, compared to EUR 416 million in 2017. The increase was mainly due to higher IP royalty income and revenue from innovation. Following deconsolidation at the end of November 2017, license income from Signify (formerly Philips Lighting) is reported as third-party sales.

In 2017, sales amounted to EUR 416 million compared to EUR 479 million in 2016, mainly due to lower royalty income.

Performance per geographic cluster

Philips Group

Sales by geographic area

in millions of EUR unless otherwise stated

2016 - 2018

	2016	2017	2018
Western Europe	3,756	3,802	3,990
North America	6,279	6,409	6,338
Other mature geographies	1,792	1,707	1,892
Total mature geographies	11,826	11,918	12,221
Nominal sales growth (%)	3.9	0.8	2.5
Comparable sales growth (%) [1]	3.3	1.9	3.3
Growth geographies	5,596	5,862	5,901
Nominal sales growth (%)	3.2	4.8	0.7
Comparable sales growth (%) [1]	8.4	8.0	7.6
Philips Group	17,422	17,780	18,121
1 Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in mature geographies in 2018 were EUR 303 million higher than in 2017, or 3% higher on both a nominal and a comparable basis * . Sales in Western Europe were 5% higher year-on-year on a nominal basis and 3% higher on a comparable basis * . Comparable sales * in Western Europe reflected high-single-digit growth in the Connected Care & Health Informatics businesses, mid-single-digit growth in the Diagnosis & Treatment businesses, and a low-single digit decline in the Personal Health businesses. Sales in North America decreased by EUR 72 million, or 1% on a nominal basis, and increased 1% on a comparable basis*). Comparable sales*) in North America reflected mid-single-digit growth in the Diagnosis & Treatment businesses, flat sales in the Personal Health businesses, and a mid-single-digit decline in the Connected Care & Health Informatics businesses. Sales in other mature geographies increased by 11% on a nominal basis and by 14% on a comparable basis*). Comparable sales* in other mature geographies showed high-single-digit growth in the Personal Health businesses and mid-single-digit growth in the Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses.

Sales in mature geographies were EUR 92 million higher in 2017 than in 2016, or 1% higher on a nominal basis and 2% higher on a comparable basis * . Sales in Western Europe were 1% higher than in 2016 on a nominal basis and 3% higher on a comparable basis * . Comparable sales * in Western Europe reflected mid-single-digit growth in the Connected Care & Health Informatics businesses and Personal Health businesses, and flat year-on-year sales in the Diagnosis & Treatment businesses. Sales in North America increased by EUR 130 million, or 2% on a nominal basis and 3% on a comparable basis * . Comparable sales * in North America reflected mid-single-digit growth in the Connected Care & Health Informatics businesses and low-single-digit growth in the Personal Health businesses and Diagnosis & Treatment businesses. Sales in other mature geographies decreased by 5% on a nominal basis and by 2% on a comparable basis * . Comparable sales * in other mature geographies showed low-single-digit growth in the Diagnosis & Treatment businesses, while the Connected Care & Health Informatics businesses and Personal Health businesses recorded a low-single-digit decline.

Sales in growth geographies in 2018 were EUR 39 million higher than in 2017, an increase of 1% on a nominal basis. The 8% increase on a comparable basis * reflected double-digit growth in the Diagnosis & Treatment businesses and high-single-digit growth in the Connected Care & Health Informatics businesses and Personal Health businesses. The increase was driven by double-digit growth in Latin America and mid-single-digit growth in China.

In growth geographies, sales were EUR 266 million higher in 2017 than in 2016 and increased 5% on a nominal basis. The 8% increase on a comparable basis * reflected double-digit growth in the Personal Health businesses, high-single-digit growth in the Diagnosis & Treatment businesses and low-single-digit growth in the Connected Care & Health Informatics businesses. The increase was driven by double-digit growth in Middle East & Turkey and high-single-digit growth in China, Latin America and Central & Eastern Europe.

Diagnosis & Treatment businesses

Philips Group

Diagnosis & Treatment businesses sales

in millions of EUR unless otherwise stated

2016 - 2018

	2016	2017	2018
Western Europe	1,368	1,366	1,463
North America	2,340	2,449	2,592
Other mature geographies	763	751	775
Total mature geographies	4,471	4,566	4,829
Growth geographies	2,215	2,325	2,416
Sales	6,686	6,891	7,245
Nominal sales growth (%)	3%	3%	5%
Comparable sales growth (%) [1]	4%	3%	7%
1 Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

From a geographic perspective, nominal sales in growth geographies increased by 4% in 2018, while comparable sales * showed double-digit growth, driven by double-digit growth in China and Latin America. Sales in mature geographies increased by 6% on a nominal basis, while comparable sales * showed mid-single-digit growth, reflecting mid-single-digit growth in North America, Western Europe and other mature geographies.

From a geographic perspective, nominal sales increased by 5% in growth geographies in 2017 and on comparable sales * showed high-single-digit growth, mainly driven by double-digit growth in China and high-single-digit growth in Latin America. Sales in mature geographies showed a 2% increase on a nominal basis and on a comparable basis * recorded low-single-digit-growth, reflecting low-single-digit growth in North America and other mature geographies, while sales in Western Europe were flat year-on-year.

Connected Care & Health Informatics businesses

Philips Group

Connected care & Health Informatics

in millions of EUR unless otherwise stated

2016 - 2018

	2016	2017	2018
Western Europe	472	485	554
North America	1,906	1,925	1,774
Other mature geographies	311	295	297
Total mature geographies	2,689	2,705	2,624
Growth geographies	469	458	460
Sales	3,158	3,163	3,084
Nominal sales growth (%)	5%	0%	(2)%
Comparable sales growth (%) [1]	4%	3%	0%
1 Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

From a geographic perspective, sales on a nominal basis remained flat in growth geographies in 2018 and on a comparable basis * showed high-single-digit growth, reflecting double-digit growth in Latin America and low-single-digit growth in China. Sales in mature geographies decreased by 3% on a nominal basis and showed a low-single-digit decline on a comparable basis * , reflecting high-single-digit growth in Western Europe and mid-single-digit growth in other mature geographies, offset by a mid-single-digit decline in North America.

From a geographic perspective, sales on a nominal basis decreased by 2% in growth geographies in 2017 and on a comparable basis sales * showed low-single-digit growth, mainly driven by low-single-digit growth in China. Sales in mature geographies increased by 1% on a nominal basis and showed low-single-digit growth on a comparable basis * , driven by mid-single-digit growth in Western Europe and North America, partly offset by a low-single-digit decline in other mature geographies.

Personal Health businesses

Philips Group

Personal Health

In millions of EUR unless otherwise stated

2016 - 2018

	2016	2017	2018
Western Europe	1,800	1,820	1,797
North America	1,901	1,936	1,894
Other mature geographies	643	615	636
Total mature geographies	4,344	4,371	4,327
Growth geographies	2,755	2,939	2,901
Sales	7,099	7,310	7,228
Nominal sales growth (%)	5%	3%	(1)%
Comparable sales growth (%) [1]	7%	6%	3%
1 Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in growth geographies decreased 1% on a nominal basis in 2018 and on a comparable basis * showed high-single-digit growth, reflecting double-digit growth in Central & Eastern Europe, high-single-digit growth in Latin America, and low-single-digit growth in Middle East & Turkey. Sales in mature geographies decreased 1% on a nominal basis and on a comparable basis * showed low-single-digit growth, reflecting high-single-digit growth in other mature geographies, flat sales in North America, and a low-single-digit decline in Western Europe.

Sales in growth geographies increased 7% on a nominal basis in 2017 and on a comparable basis * growth geographies showed double-digit growth, reflecting double-digit growth in Latin America, Middle East & Turkey and India, and high-single-digit growth in China and Central & Eastern Europe. Mature geographies increased 1% on a nominal basis and on a comparable basis * recorded low-single-digit growth, driven by mid-single-digit growth in Western Europe and low-single-digit growth in North America, partly offset by a low-single-digit decline in other mature geographies.

Gross margin

In 2018, Philips’ gross margin increased to EUR 8,554 million, or 47.2% of sales, from EUR 8,181 million, or 46.0% of sales, in 2017. Gross margin in 2018 included EUR 79 million of restructuring and acquisition-related charges, whereas 2017 included EUR 98 million of restructuring and acquisition-related charges. 2018 also included EUR 28 million of charges related to the consent decree focused on defibrillator manufacturing in the US. Gross margin in 2017 also included EUR 40 million of charges related to quality and regulatory actions, EUR 14 million of charges related to the consent decree and a EUR 36 million net release of legal provisions. The year-on-year increase was mainly driven by improved operational performance in the Diagnosis & Treatment businesses, Personal Health businesses and higher IP royalty income.

In 2017, Philips’ gross margin increased to EUR 8,181 million, or 46.0% of sales, from EUR 7,939 million, or 45.6% of sales, in 2016. Gross margin in 2017 included EUR 98 million of restructuring and acquisition-related charges, whereas 2016 included EUR 22 million of restructuring and acquisition-related charges. 2017 also included EUR 40 million of charges related to quality and regulatory actions, EUR 14 million of charges related to the consent decree and a EUR 36 million net release of provisions. Gross margin in 2016 also included a EUR 12 million net release of provisions and EUR 4 million of charges related to the separation of the Lighting business. The year-on-year increase was mainly driven by improved operational performance in the Personal Health, Diagnosis & Treatment and Connected Care & Health Informatics businesses, partly offset by higher restructuring and acquisition-related charges.

Selling expenses

Selling expenses amounted to EUR 4,500 million in 2018, or 24.8% of sales, compared to EUR 4,398 million, or 24.7% of sales, in 2017. Selling expenses in 2018 included EUR 86 million of restructuring and acquisition-related charges, compared to EUR 127 million in 2017. Selling expenses in 2018 also included a EUR 18 million charge related to the conclusion of the European Commission investigation into retail pricing and EUR 16 million related to the consent decree. Selling expenses in 2017 also included EUR 9 million related to the separation of Philips Lighting and EUR 4 million of charges related to the consent decree.

Selling expenses amounted to EUR 4,398 million in 2017, or 24.7% of sales, compared to EUR 4,142 million, or 23.8% of sales, in 2016. Selling expenses in 2017 included EUR 127 million of restructuring and acquisition-related charges, compared to EUR 47 million in 2016. Selling expenses in 2017 also included EUR 9 million related to the separation of Philips Lighting and EUR 4 million of charges related to the consent decree. Selling expenses in 2016 also included EUR 38 million related to the separation of Philips Lighting.

General and administrative expenses

General and administrative expenses increased to EUR 631 million, or 3.5% of sales, in 2018, compared to EUR 577 million, or 3.2% of sales, in 2017. 2018 included EUR 29 million of restructuring and acquisition related-charges, compared to EUR 19 million in 2017. 2017 also included charges of EUR 21 million related to the separation of Philips Lighting.

General and administrative expenses decreased to EUR 577 million, or 3.2% of sales, in 2017, compared to EUR 658 million, or 3.8% of sales, in 2016. 2017 included EUR 19 million of restructuring and acquisition related-charges, compared to EUR 5 million in 2016. General and administrative expenses in 2017 also included charges of EUR 21 million related to the separation of Philips Lighting. 2016 also included charges of EUR 109 million related to the separation of Philips Lighting, a EUR 26 million impairment of real estate assets, as well as a EUR 46 million gain from the settlement of a pension-related claim.

Research and development expenses

Research and development costs decreased from EUR 1,764 million, or 9.9% of sales, in 2017 to EUR 1,759 million, or 9.7% of sales, in 2018. Research and development costs in 2018 included EUR 64 million of restructuring and acquisition-related charges, compared to EUR 72 million in 2017. 2018 also included EUR 12 million of charges related to the consent decree.

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

2016 - 2018

	2016	2017	2018
Diagnosis & Treatment	629	715	756
Connected Care & Health Informatics	388	399	371
Personal Health	412	415	425
Other	240	235	207
Philips Group	1,669	1,764	1,759
As a % of sales	9.6%	9.9%	9.7%

Net income, Income from operations (EBIT) and Adjusted EBITA *

Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

The overview below shows Income from operations and Adjusted EBITA * according to the 2018 segment classifications.

Philips Group

Income from operations and Adjusted EBITA 1)

in millions of EUR unless otherwise stated

2016 - 2018

	Income from operations	as a % of sales	Adjusted EBITA1)	as a % of sales
2018
Diagnosis & Treatment	600	8.3%	838	11.6%
Connected Care & Health Informatics	179	5.8%	341	11.1%
Personal Health	1,045	14.5%	1,215	16.8%
Other	(105)		(28)
Philips Group	1,719	9.5%	2,366	13.1%
2017
Diagnosis & Treatment	488	7.1%	716	10.4%
Connected Care & Health Informatics	206	6.5%	372	11.8%
Personal Health	1,075	14.7%	1,221	16.7%
Other	(252)		(157)
Philips Group	1,517	8.5%	2,153	12.1%

2016 [1]
Diagnosis & Treatment	546	8.2%	631	9.4%
Connected Care & Health Informatics	275	8.7%	324	10.3%
Personal Health	953	13.4%	1,108	15.6%
Other	(310)		(142)
Philips Group	1,464	8.4%	1,921	11.0%
1 Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

In 2018, net income decreased by EUR 773 million compared to 2017, mainly due to the deconsolidation of Signify.

In 2018, Income from operations increased by EUR 202 million year-on-year to EUR 1,719 million, or 9.5% of sales. Restructuring and acquisition-related charges amounted to EUR 258 million, compared to EUR 316 million in 2017. Income from operations in 2018 also included: EUR 56 million of charges related to the consent decree; EUR 18 million of the total EUR 30 million provision related to the conclusion of the European Commission investigation into retail pricing, of which the other EUR 12 million was recognized in Discontinued operations. 2017 also included: EUR 47 million of charges related to quality and regulatory actions; EUR 31 million of charges related to the separation of the Lighting business; EUR 26 million of provisions related to the CRT (Cathode Ray Tube) litigation in the US; EUR 22 million of charges related to portfolio rationalization measures; EUR 20 million of charges related to the consent decree; a EUR 59 million net gain from the sale of real estate assets; a EUR 36 million net release of legal provisions.

Adjusted EBITA * amounted to EUR 2,366 million, or 13.1% of sales, and improved by EUR 213 million, or 100 basis points as a % of sales, compared to 2017. The improvement was mainly due to growth, operational improvements and higher IP royalty income.

The 2018 performance resulted in an increase of Income from continuing operations per share of 29% from 1.08 in 2017 to EUR 1.39 in 2018. Adjusted income from continuing operations attributable to shareholders per common share * increased by 14% from 1.54 in 2017 to EUR 1.76 in 2018.

In 2017 net income increased by EUR 379 million compared to 2016, driven by improvements in operational performance, lower net financial expenses and higher discontinued operations results, partly offset by higher restructuring and acquisition-related charges and higher income taxes, which included a total non-cash tax charge of EUR 171 million due to the US Tax Cuts and Jobs Act.

In 2017, Income from operations increased by EUR 53 million year-on-year to EUR 1,517 million, or 8.5% of sales. Restructuring and acquisition-related charges amounted to EUR 316 million, including the charges related to Spectranetics, compared to EUR 94 million in 2016. Income from operations in 2017 also included EUR 47 million of charges related to quality and regulatory actions, EUR 31 million of charges related to the separation of Philips Lighting, EUR 26 million of provisions related to the CRT (Cathode Ray Tube) litigation in the US, EUR 22 million of charges related to portfolio rationalization measures, EUR 20 million of charges related to the consent decree focused on the defibrillator manufacturing in the US, a EUR 59 million net gain from the sale of real estate assets, and a EUR 36 million net release of provisions. 2016 also included EUR 152 million of charges related to the separation of Philips Lighting, a EUR 26 million impairment of real estate assets, a EUR 12 million net release of provisions, and a EUR 46 million gain from the settlement of a pension-related claim.

Adjusted EBITA * amounted to EUR 2,153 million, or 12.1% of sales, and improved by EUR 232 million or 110 basis points as a % of sales compared to 2016. The improvement was mainly attributable to higher volumes, procurement savings and other cost productivity.

The 2017 performance resulted in an increase of Income from continuing operations per share of 21% from 0.89 in 2016 to EUR 1.08 in 2017. Adjusted income from continuing operations attributable to shareholders per common share * increased by 24% from 1.24 in 2016 to EUR 1.54 in 2017.

Diagnosis & Treatment businesses

Income from operations increased to EUR 600 million, or 8.3% of sales, compared to EUR 488 million, or 7.1% of sales, in 2017. The year 2018 included EUR 97 million of amortization charges, compared to EUR 55 million in 2017. These charges mainly relate to intangible assets in Image-Guided Therapy. Restructuring and acquisition-related charges to improve productivity were EUR 142 million, compared to EUR 151 million in 2017, which also included the charges related to the acquisition of Spectranetics, as well as charges of EUR 22 million related to portfolio rationalization measures.

Adjusted EBITA * increased by EUR 122 million and the margin improved to 11.6%, mainly due to growth and operational improvements.

Income from operations decreased to EUR 488 million, or 7.1% of sales, compared to EUR 546 million, or 8.2% of sales, in 2016. The year 2017 included EUR 55 million of amortization charges, compared to EUR 48 million in 2016. These charges mainly related to intangible assets in Image-Guided Therapy. Restructuring and acquisition-related charges were EUR 151 million, compared to EUR 37 million in 2016. The year 2017 also included charges of EUR 22 million related to portfolio rationalization measures.

Adjusted EBITA * increased by EUR 85 million or 100 basis points as a % of sales year-on-year. The increase was mainly attributable to higher volumes.

Connected Care & Health Informatics businesses

Income from operations in 2018 decreased to EUR 179 million, compared to EUR 206 million in 2017. The year 2018 included EUR 46 million of amortization charges, compared to EUR 44 million in 2017. These charges mainly related to acquired intangible assets in Population Health Management. Restructuring and acquisition-related charges amounted to EUR 59 million, compared to EUR 91 million in 2017. The year 2018 also included EUR 56 million of charges related to the consent decree. 2017 also included EUR 47 million of charges related to quality and regulatory actions, EUR 20 million of charges related to the consent decree and a EUR 36 million net release of provisions.

Adjusted EBITA * decreased by EUR 31 million and the margin decreased to 11.1% of sales, mainly due to lower growth and adverse currency impacts.

Income from operations in 2017 decreased to EUR 206 million compared to EUR 275 million in 2016. The year 2017 included EUR 44 million of amortization charges, compared to EUR 46 million in 2017. These charges mainly related to acquired intangible assets in Population Health Management. Restructuring and acquisition- related charges amounted to EUR 91 million compared to EUR 14 million in 2016. The year 2017 also included EUR 47 million of charges related to quality and regulatory actions, EUR 20 million of charges related to the consent decree focused on the defibrillator manufacturing in the US and a EUR 36 million net release of provisions.

Adjusted EBITA * improved by EUR 48 million or 150 basis points as a % of sales year-on-year, mainly due to higher volumes, procurement savings and other cost productivity.

Personal Health businesses

Income from operations in 2018 decreased to EUR 1,045 million, or 14.5% of sales, compared to EUR 1,075 million, or 14.7% of sales, in 2017, mainly due to a EUR 18 million charge related to the conclusion of the European Commission investigation into retail pricing and higher restructuring and acquisition-related charges. The year 2018 included EUR 126 million of amortization charges, compared to EUR 135 million in 2017. These charges mainly relate to intangible assets in Sleep & Respiratory Care. Restructuring and acquisition-related charges were EUR 26 million, compared with EUR 11 million in 2017.

Adjusted EBITA * decreased by EUR 6 million, while the margin improved to 16.8%, mainly due to operational improvements offset by adverse currency impacts.

Income from operations in 2017 increased to EUR 1,075 million, or 14.7% of sales compared to EUR 953 million, or 13.4% of sales in 2016. The year 2017 included EUR 135 million of amortization charges, compared to EUR 139 million. These charges mainly relate to intangible assets in Sleep & Respiratory Care. Restructuring and acquisition-related charges were EUR 11 million, compared to EUR 16 million in 2016.

Adjusted EBITA * increased by EUR 113 million or 110 basis points as a % of sales compared to 2016. The increase was attributable to higher volumes and procurement savings, partly offset by investments in advertising & promotion.

Other

In Other we report on the items Innovation, IP Royalties, Central costs and Other.

In 2018, Income from operations totaled EUR (105) million, compared to EUR (252) million in 2017. The year 2018 included: restructuring and acquisition-related charges of EUR 31 million; a gain related to divestments; a release related to a legal provision; a gain related to movements in environmental provisions. The year 2017 included: restructuring and acquisition-related charges of EUR 64 million; a EUR 59 million gain on the sale of real estate assets; EUR 31 million of charges related to the separation of Philips Lighting; EUR 26 million of provisions related to the CRT litigation in the US; EUR 15 million of costs related to environmental provisions; EUR 14 million of stranded costs related to the combined Lumileds and Automotive businesses.

Adjusted EBITA * increased by EUR 129 million compared to 2017, mainly due to higher IP royalty income and revenue from innovation.

In 2016, Income from operations totaled EUR (310) million. The year 2016 included restructuring and acquisition-related charges of EUR 28 million and a EUR 26 million impairment of real estate assets. The year-on-year decrease was mainly due to lower royalty income, higher restructuring and acquisition-related charges and higher provision-related charges, partly offset by lower Central costs.

Adjusted EBITA * in 2017 decreased by EUR 15 million compared to 2016, mainly due to lower royalty income and higher provision-related charges in Other, partly offset by lower Central costs.

Financial income and expenses

A breakdown of Financial income and expenses is presented in the following table.

Philips Group

Financial income and expenses

in millions of EUR

2016 - 2018

	2016	2017	2018
Interest expense (net)	(299)	(182)	(157)
Sale of securities	3	1	6
Impairments	(24)	(2)	-
Other	(122)	46	(62)
Financial income and expenses	(442)	(137)	(213)

Net interest expense in 2018 was EUR 25 million lower than in 2017, mainly due to lower interest expenses on pensions and lower interest expenses on net debt * . Other financial expenses amounted to EUR 62 million in 2018, and mainly included financial charges related to the early redemption of USD bonds of EUR 46 million. Other financial income of EUR 46 million in 2017 included dividends from the combined businesses of Lumileds and Automotive. For further information, refer to Financial income and expenses.

Net interest expense in 2017 was EUR 117 million lower than in 2016, mainly driven by lower interest expenses on net debt * , as high cost debt was replaced with lower cost debt. Other financial income amounted to EUR 46 million in 2017, mainly due to dividend income related to the retained interest in the combined businesses of Lumileds and Automotive. For further information, refer to Financial income and expense.

Income taxes

Income taxes amounted to EUR 193 million, compared to EUR 349 million in 2017. The effective income tax rate in 2018 was 12.8%, compared to 25.3% in 2017. The decrease was mainly due to one-time non-cash benefits from tax audit resolutions and business integrations in 2018. Net impact of the US Tax Cuts and Jobs Act was not material in 2018.

Income taxes amounted to EUR 349 million, compared to EUR 203 million in 2016. The effective income tax rate in 2017 was 25.3%, compared to 19.9% in 2016. This increase was largely due to a tax charge of EUR 72 million for a valuation adjustment of Philips’ US deferred tax assets following the enactment of the US Tax Cuts and Jobs Act in December 2017.

Investment in associates

Results related to investments in associates improved from a loss of EUR 4 million in 2017 to a loss of EUR 2 million in 2018, mainly due to a EUR 4 million impairment in 2017.

Results related to investments in associates decreased from a gain of EUR 11 million in 2016 to a loss of EUR 4 million in 2017, mainly due to an impairment of EUR 4 million and lower share of income of associates in 2017 compared to 2016.

Discontinued operations

Philips Group

Discontinued operations, net of income taxes

in millions of EUR

2016 - 2018

	2016	2017	2018
Signify, formerly Philips Lighting	244	896	(198)
The combined Lumileds and Automotive businesses	282	(29)	12
Other	134	(24)	(27)
Net income of Discontinued operations	660	843	(213)

Discontinued operations mainly reflects dividends received of EUR 32 million and a EUR 218 million loss related to a value adjustment of the remaining interest in Signify. In 2017, Discontinued operations included the operating results of Signify and the combined Lumileds and Automotive businesses of EUR 393 million and EUR 149 million respectively prior to their deconsolidation during the course of 2017. On June 30, 2017, Philips completed the sale of an 80.1% interest in the combined Lumileds and Automotive businesses, which resulted in a loss of EUR 72 million after tax in 2017, while 2018 included a EUR 8 million gain related to a final settlement on the sale. The year 2017 also included a EUR 599 million net gain following the deconsolidation of Signify, a EUR 104 million charge related to the market value of the retained interest in Signify, and a one-time non-cash tax charge of EUR 99 million due to the US Tax Cuts and Jobs Act.

Discontinued operations in 2017 results increased by EUR 183 million, mainly due to a EUR 599 million net gain from the deconsolidation of Philips Lighting, partly offset by a EUR 104 million charge related to the change in value of the retained interest in Philips Lighting, a tax charge of EUR 99 million due to the US Tax Cuts and Jobs Act, and the exclusion of the operational results of the combined businesses of Lumileds and Automotive from Discontinued operations following the divestment in Q2 2017. The year 2016 included the Funai arbitration award.

For further information, refer to Discontinued operations and assets classified as held for sale

Non-controlling interests

Net income attributable to non-controlling interests decreased from EUR 214 million in 2017 to EUR 7 million in 2018, mainly due to the deconsolidation of Philips Lighting as from the end of November 2017.

Net income attributable to non-controlling interests increased from EUR 43 million in 2016 to EUR 214 million in 2017, mainly as a result of three sales transactions in Philips Lighting shares, which reduced the interest in this company from 71.23% as of December 31, 2016 to 29.01% as of December 31, 2017.

* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Pensions

In 2018, the total costs of post-employment benefits amounted to EUR 46 million for defined-benefit plans and EUR 327 million for defined-contribution plans. These costs are reported in Income from operations, except for the net interest cost component, which is reported in Financial expense. The net interest cost for defined-benefit plans was EUR 23 million in 2018.

The overall funded status and balance sheet improved in 2018 from EUR 972 million to EUR 834 million, mainly due to an additional contribution of EUR 130 million (USD 150 million) in the US.

In 2017, the total costs of post-employment benefits amounted to EUR 69 million for defined-benefit plans and EUR 315 million for defined-contribution plans. The net interest cost for defined-benefit plans was EUR 37 million in 2017.

2017 included a settlement of the Brazil pension plans, decreasing the defined-benefit obligation by EUR 345 million and recognizing a settlement loss of EUR 1 million.

The balance sheet improved in 2017 from EUR 1,997 million to EUR 972 million, mainly due to the transfer of Lighting to Discontinued operations and an additional contribution of EUR 219 million in the US.

In 2016, the total costs of post-employment benefits amounted to EUR 29 million for defined benefit plans and EUR 299 million for defined contribution plans. The net interest cost for defined benefit plans was EUR 48 million in 2016.

2016 included a legal claim settlement gain of EUR 46 million related to the UK pension plan.

For further information, refer to Post-employment benefits .

Restructuring and acquisition-related charges and goodwill impairment charges

Philips Group

Restructuring and related charges

in millions of EUR

2016 - 2018

	2016	2017	2018
Restructuring and related charges per segment:
Diagnosis & Treatment	6	63	78
Connected Care & Health Informatics	9	81	34
Personal Health	16	8	21
Other	27	59	26
Philips Group	58	211	159

Cost breakdown of restructuring and related charges:
Personnel lay-off costs	63	150	136
Release of provision	(34)	(37)	(37)
Transfer to Assets held for sale		(5)
Restructuring-related asset impairment	14	77	21
Other restructuring-related costs	14	27	39
Philips Group	58	211	159

In 2018, the most significant restructuring projects impacted Diagnosis & Treatment, Connected Care & Health Informatics and Other businesses and mainly took place in the Netherlands, Germany and the US. The restructuring mainly comprised product portfolio rationalization and the reorganization of global support functions.

In 2017, Income from operations included net restructuring charges totaling EUR 211 million. The most significant restructuring projects impacted the Connected Care & Health Informatics businesses, Diagnosis & Treatment businesses and Other, and mainly took place in the Netherlands and the US. The restructuring mainly comprised product portfolio rationalization and the reorganization of global support functions.

In 2016, Income from operations included net charges totaling EUR 58 million for restructuring. The most significant restructuring projects were mainly related to overhead cost reduction programs in Other and took place in the Netherlands.

For further information on restructuring, refer to Provisions.

Philips Group

Acquisition-related charges

in millions of EUR

2016 - 2018

	2016	2017	2018
Diagnosis & Treatment	31	88	64
Connected Care & Health Informatics	4	10	25
Personal Health		3	5
Other	1	5	5
Philips Group	37	106	99

In 2018, acquisition-related charges amounted to EUR 99 million. The Diagnosis & Treatment businesses recorded EUR 64 million of acquisition-related charges, mainly related to the acquisition of Spectranetics, a US-based global leader in vascular intervention and lead management solutions.

In 2017, acquisition-related charges amounted to EUR 106 million. The Diagnosis & Treatment businesses recorded EUR 88 million of acquisition-related charges, mainly related to the acquisition of Spectranetics. Acquisition-related charges relating to Volcano were also included as part of the Diagnosis & Treatment businesses’ acquisition-related charges.

The 2016 acquisition-related charges amounted to EUR 37 million. The Diagnosis & Treatment businesses recorded EUR 31 million of acquisition-related charges, mainly related to Volcano.

In addition to the annual goodwill-impairment tests for Philips, trigger-based impairment tests were performed during the years 2018, 2017 and 2016, resulting in no goodwill impairment, an impairment of EUR 9 million and an impairment of EUR 1 million for the respective years.

For further information on the goodwill sensitivity analysis, please refer to Goodwill.

Acquisitions and divestments

Acquisitions

In 2018, Philips completed nine acquisitions, with EPD Solutions Ltd. (EPD) being the most notable. Acquisitions in 2018 and prior years led to acquisition and post-merger integration charges of EUR 64 million in the Diagnosis & Treatment businesses and EUR 25 million in the Connected Care & Health Informatics businesses.

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

Divestments

Philips completed one divestment in 2018. The divestment involved an aggregated consideration of EUR 58 million and resulted in a gain of EUR 44 million.

Apart from the sale of the Combined Lumileds and Automotive businesses and the deconsolidation of Signify, Philips completed two divestments during 2017 at an aggregate cash consideration of EUR 54 million.

For details, please refer to Acquisitions and divestments.

Changes in cash and cash equivalents, including cash flows

The movements in cash and cash equivalents for the years ended December 31, 2016, 2017 and 2018 are presented and explained below:

Philips Group

Condensed consolidated cash flows statements

in mullions of EUR

2016 - 2018

	2016	2017	2018
Beginning cash balance	1,766	2,334	1,939
Net cash flows from operating activities	1,170	1,870	1,780
Net capital expenditures	(741)	(685)	(796)
Free cash flow [1]	429	1,185	984
Other cash flows from investing activities	(352)	(2,514)	(690)
Treasury shares transactions	(526)	(414)	(948)
Changes in debt	(1,611)	(205)	160
Dividend paid to shareholders of the Company	(330)	(384)	(401)
Sale of shares of Signify (former Philips Lighting), net	825	1,060
Other cash flow items	(18)	(186)	(3)
Net cash flows discontinued operations	2,151	1,063	647
Ending cash balance	2,334	1,939	1,688
1 Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Net cash provided by (used for) operating activities

Net cash flows provided by operating activities amounted to EUR 1,780 million in 2018, compared to EUR 1,870 million in 2017. Free cash flow * amounted to EUR 984 million, which included a EUR 176 million outflow related to pension liability de-risking in the US and premium payments related to an early bond redemption, compared to EUR 1,185 million in 2017.

Net cash flows provided by operating activities amounted to EUR 1,870 million in 2017, which was EUR 700 million higher than in 2016, mainly due to EUR 379 million higher earnings in 2017 and the higher outflows recorded in 2016 related to the Masimo agreements.

Net cash provided by (used for) investing activities

In 2018, other cash flows from investing activities amounted to a cash outflow of EUR 690 million, mainly due to acquisitions of businesses (including acquisition of investments in associates) amounting to EUR 628 million. EPD was the biggest acquisition in 2018, resulting in a cash outflow of EUR 273 million, including the subsequent payments. Net cash proceeds from divestment of businesses amounted to EUR 70 million and were received mainly from divested businesses held for sale. Other investing activities mainly included EUR 177 million net cash used for foreign exchange derivative contracts related to activities for funding and liquidity management.

In 2017, other cash flows from investing activities amounted to a cash outflow of EUR 2,514 million, mainly due to acquisitions of businesses (including acquisition of investments in associates) amounting to EUR 2,344 million, which included the acquisition of Spectranetics for EUR 1,908 million. Net cash proceeds from divestment of businesses amounted to EUR 64 million and were received mainly from divested businesses held for sale. Other investing activities mainly included EUR 295 million net cash used for foreign exchange derivative contracts related to activities for funding and liquidity management, partly offset by EUR 90 million received related to TPV Technology Limited loans.

In 2016, acquisitions of businesses (including acquisition of investments in associates) amounted to a cash outflow of EUR 197 million, which included the acquisition of Wellcentive. Other investing activities mainly included EUR 128 million net cash used for foreign exchange derivative contracts related to activities for funding and liquidity management.

Net cash provided by (used for) financing activities

Treasury shares transactions mainly include the share buy-back activities, which resulted in EUR 948 million net cash outflow. Philips’ shareholders were given EUR 738 million in the form of a dividend, of which the cash portion of the dividend amounted to EUR 401 million. Changes in debt mainly reflected EUR 866 million cash outflow related to the bond redemption and EUR 990 million cash inflow from bonds issued.

In 2017, Philips’ shareholders were given EUR 742 million in the form of a dividend, of which the cash portion of the dividend amounted to EUR 384 million. Net cash proceeds from the sale of Signify shares amounted to EUR 1,060 million. Change in debt mainly reflected EUR 1.2 billion cash outflow related to the bond redemption and EUR 1 billion cash inflow from bonds issued. Additionally, net cash outflows for share buy-back and share delivery totaled EUR 414 million.

In 2016, Philips’ shareholders were given EUR 732 million in the form of a dividend, of which the cash portion of the dividend amounted to EUR 330 million. Net cash proceeds of EUR 825 million related to the sales of shares in Philips Lighting. Change in debt mainly reflected the repayment of a loan related to the Volcano acquisition of EUR 1,186 million. Additionally, net cash outflows for share buy-back and share delivery totaled EUR 526 million.

Net cash provided by (used for) discontinued operations

Philips Group

Net cash provided by (used for) discontinued operations

in millions of EUR

2016 - 2018

	2016	2017	2018
Net cash provided by (used for) operating activities	1,037	350	(15)
Net cash provided by (used for) investing activities	(112)	856	662
Net cash provided by (used for) financing activities	1,226	(144)
Net cash provided by (used for) discontinued operations	2,151	1,063	647

In 2018, net cash provided by (used for) discontinued operations amounted to EUR 647 million and mainly included a total of EUR 642 million in relation to the sale of Signify shares and the dividend received from Signify reported in investing activities.

In 2017, net cash provided by (used for) operating activities amounted to EUR 350 million and reflected the period prior to the divestment of the combined Lumileds and Automotive businesses (six months of cash flows) and prior to the deconsolidation of Philips Lighting (11 months of cash flows). In 2017, net cash provided by (used for) investing activities amounted to EUR 856 million and included the net cash outflow related to the deconsolidation of Philips Lighting of EUR 175 million, (consisting of EUR 545 million proceeds from the sale of shares on November 28, 2017, offset by the deconsolidation of EUR 720 million of cash and cash equivalents), and proceeds of EUR 1.1 billion received from the sale of the combined Lumileds and Automotive businesses.

In 2016, net cash provided by (used for) investing activities included EUR 144 million cash inflow related to the Funai arbitration and net cash provided by (used for) financing activities included new funding of EUR 1.2 billion attracted by Philips Lighting.

* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Financing

Condensed consolidated balance sheets for the years 2016, 2017 and 2018 are presented below:

Philips Group

Condensed consolidated balance sheets

in millions of EUR

2016 - 2018

	2016	2017	2018
Intangible assets	12,450	11,054	12,093
Property, plant and equipment	2,155	1,591	1,712
Inventories	3,392	2,353	2,674
Receivables	5,636	4,148	4,344
Assets classified as held for sale	2,180	1,356	87
Other assets	4,123	2,874	3,421
Payables	(6,028)	(4,492)	(3,957)
Provisions	(3,606)	(2,059)	(2,151)
Liabilities directly associated with assets held for sale	(525)	(8)	(12)
Other liabilities	(3,052)	(2,017)	(2,962)
Net asset employed	16,725	14,799	15,249

Cash and cash equivalents	2,334	1,939	1,688
Debt	(5,606)	(4,715)	(4,821)
Net debt [1]	(3,272)	(2,776)	(3,132)
Non-controlling interests	(907)	(24)	(29)
Shareholders' equity	(12,546)	(11,999)	(12,088)
Financing	(16,725)	(14,799)	(15,249)
1 Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Debt position

Total debt outstanding at the end of 2018 was EUR 4,821 million, compared with EUR 4,715 million at the end of 2017.

Philips Group

Balance sheet changes in debt

in millions of EUR

2016 - 2018

	2016	2017	2018
Repayments (new borrowings) short-term debt	1,319	4	(34)
New borrowings long-term debt	(1,304)	(1,115)	(1,287)
Repayment long-term debt	362	1,332	1,161
Forward contracts		(1,018)	124
Currency effects, consolidation changes and other	(223)	347	(70)
Transfer to liabilities directly associated with assets held for sale		1,342
Decrease (increase) in debt	154	891	(105)

In 2018, total debt increased by EUR 105 million compared to 2017. New borrowings of long-term debt of EUR 1,287 million were mainly due to the issuance of fixed-rate bonds, EUR 500 million due 2024 and EUR 500 million due 2028, and a new long-term loan of EUR 200 million. Repayments of long-term debt amounted to EUR 1,161 million, mainly due to the early redemption of all the 3.750% USD bonds due 2022 with an aggregate principal amount of USD 1.0 billion, the redemption of 6.875% USD bonds due 2038 with an aggregate principal amount of USD 72 million, and the repayment of a loan of EUR 178 million. Changes in payment obligations from forward contracts are mainly related to maturing forward contracts for the 2017 share buyback program and new forward contracts entered into for the extended share repurchase program for LTI and stock purchase plans announced in November 2018. These payment obligations are recorded as financial liabilities under long-term and short-term debt. Other changes, mainly resulting from new leases recognized and currency effects, led to an increase of EUR 70 million.

In 2017, total debt decreased by EUR 891 million compared to 2016. New borrowings of long-term debt of EUR 1,115 million were mainly due to the issuance of EUR 500 million floating-rate bonds due 2019 and EUR 500 million fixed-rate bonds due 2023. Repayments of long-term debt amounted to EUR 1,332 million, mainly due to the early redemption of the 5.750% bonds due 2018 in the aggregate principal amount of USD 1,250 million. Payment obligations from forward contracts are mainly related to the EUR 1.5 billion share buyback program announced in June 2017. Other changes, mainly resulting from consolidation changes and currency effects, led to a decrease of EUR 347 million. EUR 1,342 million was transferred to Liabilities directly associated with assets held for sale, mainly Lighting debt.

At the end of 2018, long-term debt as a proportion of the total debt stood at 71% with an average remaining term (including current portion) of 7.9 years, compared to 86% and 7.6 years respectively at the end of 2017.

Total debt outstanding at the end of 2017 was EUR 4,715 million, compared with EUR 5,606 million at the end of 2016, a decrease of EUR 891 million.

In 2016, total debt decreased by EUR 154 million compared to 2015. New borrowings of EUR 1,304 million were mainly due to new loan facilities for Philips Lighting of EUR 740 million and USD 500 million to replace intragroup financing from Royal Philips. Repayments amounted to EUR 1,681 million, mainly due to the repayment of a USD 1,300 million bridge loan used for the Volcano acquisition, as well as the early redemption of USD 285 million in the aggregate principal amount of USD bonds. Other changes, mainly resulting from consolidation and currency effects, led to an increase of EUR 223 million.

At the end of 2017, long-term debt as a proportion of the total debt stood at 86% with an average remaining term (including current portion) of 7.6 years, compared to 72% and 7.8 years, respectively, at the end of 2016.

For further information, please refer to Debt.

Liquidity position

As of December 31, 2018, including the cash position (cash and cash equivalents), as well as its EUR 1 billion committed revolving credit facility, the Philips Group had access to available liquidity of EUR 2,688 million, versus gross debt (including short and long-term) of EUR 4,821 million.

As of December 31, 2017, including the cash position (cash and cash equivalents), as well as its EUR 1 billion committed revolving credit facility, the Philips Group had access to available liquidity of EUR 2,939 million, versus gross debt (including short and long-term) of EUR 4,715 million.

Philips Group

Liquidity position

in millions of EUR

2016 - 2018

	2016	2017	2018
Cash and cash equivalents	2,334	1,939	1,688
Committed revolving credit facilities/CP program	2,300	1,000	1,000
Liquidity	4,634	2,939	2,688
Listed equity investments at fair value	36	49	476
Short-term debt	(1,585)	(672)	(1,394)
Long-term debt	(4,021)	(4,044)	(3,427)
Net available liquidity resources	(936)	(1,728)	(1,656)

Royal Philips has a EUR 1 billion committed revolving credit facility which was signed in April 2017 and will expire in April 2023. The facility can be used for general group purposes, such as a backstop of its Commercial Paper Program.

The Commercial Paper Program amounts to USD 2.5 billion, under which Philips can issue commercial paper up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. As of December 31, 2018, Royal Philips did not have any loans outstanding under these facilities.

Additionally, at December 31, 2018 Philips held EUR 476 million of listed (level 1) equity investments at fair value, mainly the remaining interest in Signify. Refer to Other financial assets and Fair value of financial assets and liabilities.

Royal Philips’ existing long-term debt is rated A- (with stable outlook) by Fitch, Baa1 (with stable outlook) by Moody’s, and BBB+ (with stable outlook) by Standard & Poor’s. As part of our capital allocation policy, our net debt * position is managed with the intention of retaining a strong investment grade credit rating. Ratings are subject to change at any time and there is no assurance that Philips will be able to achieve this goal. The Group’s aim when managing the net debt * position is dividend stability and a pay-out ratio of 40% to 50% of adjusted income from continuing operations attributable to shareholders * . Royal Philips’ outstanding long-term debt and credit facilities do not contain financial covenants. Adverse changes in the Company’s ratings will not trigger automatic withdrawal of committed credit facilities nor any acceleration in the outstanding long-term debt (provided that the USD-denominated bonds issued by the Company in March 2008 and 2012 contain a ‘Change of Control Triggering Event’ and the EUR-denominated bonds contain a ‘Change of Control Put Event’). A description of Philips’ credit facilities can be found in Debt.

Philips Group

Credit rating summary

2018

	long-term	short-term	outlook
Fitch	A-		Stable
Moody's	Baa1	P-2	Stable
Standard & Poor's	BBB+	A-2	Stable

Philips pools cash from subsidiaries to the extent legally and economically feasible. Cash not pooled remains available for local operational needs or general purposes. The company faces cross-border foreign exchange controls and/or other legal restrictions in a few countries which could limit its ability to make these balances available on short notice for general use by the group.

Philips believes its current liquidity and direct access to capital markets is sufficient to meet its present financing needs.

* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Shareholders’ equity

Shareholders’ equity increased by EUR 89 million in 2018 to EUR 12,088 million at December 31, 2018. The increase was mainly due to net results of EUR 1,097 million and the positive impact of currency translation differences of EUR 347 million. This was mainly offset by share repurchases made in the open market of EUR 514 million, dividend payments to shareholders of Koninklijke Philips N.V. of EUR 400 million (including tax and service charges), a fair value decline of financial assets of EUR 147 million, and the impact of the accounting for share-based compensation plans, including the effect of related hedging transactions through forward contracts and share call options (in aggregate EUR 191 million).

Shareholders’ equity decreased by EUR 547 million in 2017 to EUR 11,999 million at December 31, 2017. The decrease was mainly due to the negative impact of currency translation differences of EUR 984 million, share repurchases made in the open market over the course of the year, the purchase of forward contracts of EUR 1,079 million (for capital reduction purposes and hedging of commitments under share-based compensation plans), and dividend payments to shareholders of Koninklijke Philips N.V. of EUR 384 million (including tax and service charges). This was mainly offset by net results of EUR 1,870 million and the sale of Signify shares of EUR 327 million.

Shareholders’ equity increased by EUR 939 million in 2016 to EUR 12,546 million at December 31, 2016. The increase was mainly a result of EUR 1,491 million net income, partially offset by EUR 589 million related to the purchase of shares for the share buy-back program. The dividend payment to shareholders of Koninklijke Philips N.V. in 2016 reduced equity by EUR 330 million including tax and service charges, while the delivery of treasury shares increased equity by EUR 74 million.

Share capital structure

The number of outstanding common shares of Royal Philips at December 31, 2018 was 914 million. At the end of 2018, the Company held 12.0 million shares in treasury. Of these shares, 7.9 million shares were held in treasury to cover obligations under its long-term incentive plans. After the cancellation of 24.2 million shares in November 2018, a remainder of 4.1 million shares were held to reduce share capital. In 2016, Philips purchased call options on Philips shares to hedge options granted to employees up to 2013. As of December 31, 2018, Philips held 3.8 million such options. In order to further cover obligations under its long-term incentive plans, as well as to reduce its share capital, Philips also entered into several forward contracts in 2017 and 2018. As of December 31, 2018, the outstanding forward contracts related to 28.6 million shares.

The number of outstanding common shares of Royal Philips at December 31, 2017 was 926 million. At the end of 2017, the Company held 14.7 million shares in treasury. Of these shares, 10.1 million shares were held in treasury to cover obligations under its long-term incentive plans. The remaining 4.6 million shares were held to reduce share capital. As of December 31, 2017, Philips held 6.2 million call options as a hedge of options granted to employees. As of December 31, 2017, the outstanding forward contracts related to 31.8. million shares.

The number of outstanding common shares of Royal Philips at December 31, 2016 was 922 million. At the end of 2016, the Company held 7.2 million shares in treasury to cover obligations under its long-term incentive plans. The Company did not hold shares for capital reduction purposes. Philips purchased call options on Philips shares to hedge options granted to employees up to 2013.

Share repurchase methods for long-term incentive plans and capital reduction purposes

During 2018, Royal Philips acquired shares for long-term incentive plans and capital reduction purposes via three different methods: (i) share buy-back repurchases in the open market via an intermediary, (ii) repurchase of shares via forward contracts for future delivery of shares, (iii) the unwinding of call options on own shares. In 2018, Royal Philips also used methods (i) and (ii) to acquire shares for capital reduction purposes.

The open market transactions via an intermediary allow for buybacks during both open and closed periods.

Philips Group

Impact of share repurchase on share count

in thousands of shares as of December 31

2014-2018

	2014	2015	2016	2017	2018
Shares issued	934,820	931,131	929,645	940,909	926,196
Shares in treasury	20,431	14,027	7,208	14,717	12,011
Shares outstanding	914,389	917,104	922,437	926,192	914,184
Shares repurchased	28,538	20,296	25,193	19,842	31,994
Shares cancelled	21,838	21,361	18,830		24,247

Philips Group

Total number of shares repurchased

in thousands of shares unless otherwise stated

2018

	share repurchases related to shares acquired for capital reduction	average price paid per share in EUR	shares acquired for LTI's	average price paid per share in EUR
January 2018	62	32.64		24.18
February 2018	7,183	30.83	373	30.31
March 2018	4,103	31.27	750	27.03
April 2018			512	31.54
May 2018			516	35.23
June 2018			395	36.18
July 2018			201	37.38
August 2018			198	38.29
September 2018			131	37.99
October 2018	4,140	34.02	3,172	31.89
November 2018	4,140	34.02	1,978	33.70
December 2018	4,140	34.02
Total	23,768	32.58	8,226	32.59
of which
purchased in the open market	11,348		5,008
acquired through exercise of call options/settlement of forward contracts	12,420		3,218

Cash obligations

Contractual cash obligations

The table below presents a summary of the Group’s fixed contractual cash obligations and commitments at December 31, 2018. These amounts are an estimate of future payments, which could change as a result of various factors such as a change in interest rates, contractual provisions, as well as changes in our business strategy and needs. Therefore, the actual payments made in future periods may differ from those presented in the table below:

Philips Group

Contractual cash obligations 1 2

in millions of EUR

2018

		Payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt [3]	4,358	1,136	194	501	2,527
Finance lease obligations	357	100	152	53	52
Short-term debt	164	164
Operating leases	756	176	227	148	204
Derivative liabilities	296	179	2	114
Interest on debt	1,632	108	207	200	1,117
Purchase obligations [4]	666	233	352	52	30
Trade and other payables	2,303	2,303
Contractual cash obligations	10,532	4,399	1,134	1,069	3,929
1 Amounts in this table are undiscounted
2 This table excludes post-employment benefit plan contribution commitments and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement
3 Long-term debt includes short-term portion of long-term debt and excludes finance lease obligations
4 Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding for the Group. They specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. They do not include open purchase orders or other commitments which do not specify all significant terms.

IFRS 16, Leases, is effective for the financial year commencing January 1, 2019. Upon adoption, the company expects to recognize a lease liability at the present value of its remaining operating lease commitments (excluding low-value leases). Refer to Significant accounting policies.

In January 2018, it was announced that the North American headquarters will move from Andover to Cambridge. Philips has entered into a new lease commitment commencing in 2020 with a term of 15 years and resulting in an off-balance sheet commitment of EUR 218 million.

Certain Philips suppliers factor their trade receivables from Philips with third parties through supplier finance arrangements. At December 31, 2018 approximately EUR 275 million of the Philips accounts payable were known to have been sold onward under such arrangements whereby Philips confirms invoices. Philips continues to recognize these liabilities as trade payables and will settle the liabilities in line with the original payment terms of the related invoices.

Other cash commitments

The Company and its subsidiaries sponsor post-employment benefit plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. For a discussion of the plans and expected cash outflows, please refer to Post-employment benefits.

The company had EUR 114 million restructuring-related provisions by the end of 2018, of which EUR 68 million is expected to result in cash outflows in 2019. Refer to Provisions for details of restructuring provisions.

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 9, 2019, to declare a dividend of EUR 0.85 per common share (an increase of 6%), in cash or shares at the option of the shareholder (up to EUR 777 million if all shareholders would elect cash), against the net income for 2018. Further details will be given in the agenda for the 2019 Annual General Meeting of Shareholders.

On January 29, 2019, Philips announced a new share buyback program for an amount of up to EUR 1.5 billion, which is expected to start in the first quarter of 2019 and to be completed within two years. As the program will be initiated for capital reduction purposes, Philips intends to cancel all of the shares acquired under the program.

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. The total fair value of guarantees recognized on the balance sheet amounts to EUR nil million for both 2017 and 2018. Remaining off-balance-sheet business and credit-related guarantees provided on behalf of third parties and associates decreased by EUR 3 million during 2018 to EUR 40 million (December 31, 2017: EUR 44 million).

Sell-down Signify shares (former Philips Lighting)

In September 2014, Philips announced its plan to sharpen its strategic focus by establishing two stand-alone companies focused on the HealthTech and Lighting opportunities respectively. A stand-alone structure was established for lighting activities within the Philips Group, effective February 1, 2016. On May 27, 2016, Philips Lighting (renamed Signify in 2018) was listed and started trading on Euronext in Amsterdam under the symbol ‘LIGHT’. Following the listing of Signify, Philips retained a 71.23% stake.

In 2017, Philips successfully completed three accelerated bookbuild offerings to institutional investors of 65.35 million shares in Signify, reducing Philips’ stake in the issued share capital to 29.01% by the end of 2017.

The first two transactions in February and April 2017 involved 48.25 million shares. In April 2017, Philips concluded that a ''loss of control'' from an accounting perspective could occur due to the further sell down of the remaining shares within one year. Accordingly, from that date the lighting activities (substantially representing Signify shares) were presented as a discontinued operation.

In November 2017, by selling another 17.1 million shares, Philips lost control, resulting in the deconsolidation of Signify.

The position of 29.01% as of December 31, 2017 was a temporary position, which fitted in Philips' overall single coordinated plan to sell Signify in its entirety. Consequently, any future results related to the retained interest – like value adjustments, results upon disposal and dividends – were reflected in Discontinued operations. The Signify shares were presented as an Asset classified as held for sale.

In February 2018, Philips successfully completed a fourth accelerated bookbuild offering to institutional investors of 16.22 million shares in Signify. During that year, Philips sold Signify shares in the open market, reducing its shareholding to 16.5% of Signify's issued share capital as of December 31, 2018. As from that date, Philips no longer had board representation in the Supervisory Board of Signify. The remaining shares were reclassified to Other current financial assets, with fair value changes recognized through Other comprehensive income.

Procurement

For the third year in a row, Philips faced adverse market conditions in 2018, due to industry cycles and raw material price trends. Procurement performance was therefore, more than before, dependent on product concept re-engineering and sourcing strategies.

The combination of price erosion, market growth and inflationary pressures impacted Philips suppliers across the board as the anticipated risk of market headwinds became visible. Additionally, there was tightness in the electronic component markets. The trade tensions and US import tariffs implemented from April 2018 resulted in further direct and indirect financial headwinds. From the third quarter the impact of weaker global growth, exacerbated by a slowdown in China and uncertainty over the impact of Brexit, resulted in returned volatility in commodity and raw materials pricing.

Overcoming these headwinds, Philips delivered on its 2018 procurement performance ambition by optimizing design and costs via various programs, including DfX conventions and Total Cost of Ownership (TCO) programs.

The year 2017

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

6.2Critical accounting policies

The preparation of Philips’ financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of our financial statements. The policies that management considers both to be most important to the presentation of Philips’ financial condition and results of operations and to make the most significant demands on management’s judgments and estimates about matters that are inherently uncertain, are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment. A more detailed description of Philips’ accounting policies appears in Significant accounting policies

Accounting for income taxes

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

Multi-element sales transactions

From time to time the Company is engaged in complex sales transactions relating to multi-element deliveries (for example a single sales transaction that combines the delivery of goods and rendering of services). The process of revenue recognition of such multi-element sales transactions involves the identification of the different performance obligations, the allocation of revenue to these performance obligations and the timing of revenue recognition as or when the performance obligation is satisfied. Each of these process steps can be complex and requires judgment. In order to identify whether the performance obligation in a single sales contract are distinct, the Company verifies if the customer can benefit from the good or service, either on its own, or with other readily available resources, and whether the promise to transfer a good or service separate from the other promised goods or services in the contract. Allocation of revenue to the different components is performed based on stand-alone selling prices of each performance obligation. The best evidence of a standalone selling price is the observable price of a good or service sold in similar circumstances and to similar customers. When a standalone selling price is not directly observable, it is estimated, based on either adjusted market assessment approach, expected cost plus margin approach or residual approach. Eventually, revenue for each performance obligation is recognized as or when the performance obligation is satisfied in accordance with IFRS 15.

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

In 2018 the Company performed and completed goodwill annual impairment tests in the fourth quarter, in line with 2017 and 2016.

Goodwill is allocated to the cash generating units. The basis of the recoverable amount used in the annual impairment test and trigger-based impairment tests is generally the value in use. Key assumptions used in the impairment tests were sales growth rates, EBITA * and the rates used for discounting the projected cash flows. These cash flow projections were determined using the Royal Philips management’s internal forecasts that cover an initial period from 2019 to 2021.

Projections were extrapolated with stable or declining growth rates for a period of 4 years, after which a terminal value was calculated for the first year. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and EBITA * used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. EBITA * in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies. Please refer to Goodwill.

New Accounting Standards

For a description of the new pronouncements, please refer to the information under the heading “IFRS accounting standards adopted as from 2018” in Significant accounting policies.

Off-balance sheet arrangements

Please refer to the information under the heading “Guarantees” in Cash obligations and Contingent assets and liabilities.

* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

6.3Taxation

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

Relief at source is available to certain qualifying corporate holders of common shares if such common shares are attributable to a business carried out in the Netherlands. Relief at source is available for dividend distributions to certain qualifying corporate holders of common shares resident in EU/EEA member states, and to certain qualifying corporate holders of common shares resident in non-EU/EEA states with which the Netherlands has concluded a tax treaty that includes a dividend article, unless such holder holds the common shares of the Company with the primary aim or one of the primary aims to avoid the levy of Dutch dividend withholding tax from another person and the shareholding is put in place without valid commercial reasons that reflect economic reality.

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

United States Federal Taxation

This section describes the material United States federal income tax consequences to a US holder (as defined below) of owning common shares. It applies only if the common shares are held as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to a US holder in light of its individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to a member of a special class of holders subject to special rules, including:

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

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the common shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common shares.

A US holder is defined as a beneficial owner of common shares that is, for United States federal income tax purposes::

  a citizen or resident of the United States,
  a domestic corporation,
  an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A US holder should consult its own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of common shares in its particular circumstances.

The tax treatment of common shares will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “—PFIC Rules”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

Taxation of Distributions

Under the United States federal income tax laws, the gross amount of any distribution paid in stock or cash out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our common shares, will be treated as a dividend that is subject to United States federal income taxation. For a non-corporate US holder, dividends paid that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains, provided that the non-corporate US holder holds the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and provided it meets other holding period requirements. Dividends paid with respect to the common shares generally will be qualified dividend income provided that, in the year in which the dividend is received, the common shares are readily tradable on an established securities market in the United States. Our common shares are listed on the New York Stock Exchange and we therefore expect that dividends will be qualified dividend income. A US holder must include any Dutch tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to a US holder when it receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. For dividend payments made in euro, the amount of the dividend distribution that a US holder must include in its income will be the US dollar value of the euro payments made, determined at the spot euro/US dollar rate on the date the dividend distribution can be included in its income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date a US holder converts the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a US holder’s basis in the common shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, US holders should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the Dutch tax withheld in accordance with the US Tax Treaty and paid over to the Netherlands will be creditable or deductible against a US holder’s United States federal income tax liability. However, Dutch withholding tax may not be creditable or deductible to the extent that we reduce (as described above under “Dutch taxation - Dividend withholding tax”) the amount of withholding tax paid over to the Netherlands by crediting taxes withheld from certain dividends received by us. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent reduction or refund of the tax withheld is available under Dutch law, or under the US Tax Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against United States federal income tax liability. Dividends will generally be income from sources outside the United States, and will generally be either “passive” income for the purposes of computing the foreign tax credit allowable to the holder.

Taxation of Capital Gains

A US holder that sells or otherwise disposes of its common shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that it realizes and its tax basis, determined in US dollars, in its common shares. Capital gain of a non-corporate US holder is generally taxed at preferential tax rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We believe that the common shares should currently not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. If we are treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the common shares, gain realized on the sale or other disposition of the common shares would in general not be treated as capital gain. Instead a US holder would generally be treated as if it had realized such gain and certain “excess distributions” ratably over the holding period for the common shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, in addition to which an interest charge in respect of the tax attributable to each such year would apply. Any dividends received by a US holder will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income and subject to the excess distribution regime described above.

6.4Investor information

Dividend

Dividend policy

Philips’ dividend policy is aimed at dividend stability and a pay-out ratio of 40% to 50% of adjusted income from continuing operations attributable to shareholders * .

For 2018, the key exclusions to arrive at the adjusted income from continuing operations attributable to shareholders * are described in Net income, Income from operations (EBIT) and Adjusted EBITA*) of financial performance .

Proposed distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 9, 2019, to declare a distribution of EUR 0.85 per common share, in cash or shares at the option of the shareholder (up to EUR 777 million if all shareholders would elect cash), against the net income for 2018.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 13, 2019 at the New York Stock Exchange and Euronext Amsterdam. In compliance with the listing requirements of the New York Stock Exchange and the stock market of Euronext Amsterdam, the dividend record date will be May 14, 2019.

Shareholders will be given the opportunity to make their choice between cash and shares between May 15, 2019 and June 7, 2019. If no choice is made during this election period the dividend will be paid in cash. On June 7, 2019 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares of Koninklijke Philips N.V. at Euronext Amsterdam on June 5, 6 and 7, 2019. The Company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. The ratio and the number of shares to be issued will be announced on June 12, 2019. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 13, 2019. The distribution of dividend in cash to holders of New York Registry shares will be made in USD at the USD/EUR rate as per WM/ Reuters FX Benchmark 2 PM CET fixing of June 11, 2019.

	ex-dividend date	record date	payment date
Euronext Amsterdam	May 13, 2019	May 14, 2019	June 13, 2019
New York Stock Exchange	May 13, 2019	May 14, 2019	June 13 2019

Further details will be given in the agenda for the 2019 Annual General Meeting of Shareholders. All dates mentioned remain provisional until then.

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

In 2018, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 738 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 46% of the shareholders elected for a share dividend, resulting in the issuance of 9,533,223 new common shares, leading to a 1.0% dilution. The dilution caused by the newly issued dividend shares was more than offset by the cancellation of 24,246,711 shares in November 2018. The cash dividend involved an amount of EUR 400 million (including costs).

Dividends and distributions per common share

The following table sets forth in euros the gross dividends on the common shares in the fiscal years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of shares of the New York Registry:

Philips Group

Gross dividends on the common shares

2014 - 2018

	2014	2015	2016	2017	2018
in EUR	0.80	0.80	0.80	0.80	0.80
in USD	1.09	0.89	0.90	0.90	0.94
* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Share information

Philips Group

Share information at year-end 2018

Share listings	Euronext Amsterdam, New York Stock Exchange
Ticker code	PHIA, PHG
No. of shares issued	926 million
No. of shares issued and outstanding	914 million
Market capitalization	EUR 28.3 billion
Industry classification
MSCI: Health Care Equipment	35101010
ICB: Medical Equipment	4535
Members of indices	AEX, NYSE, DJSI, STOXX Europe 600 Healthcare, MSCI Europe Health Care

The following information is based on a shareholder base analysis carried out for investor relations purposes by an independent provider in December 2018.

Philips Group

Shareholders by region at year-end 2018 1 in %

1 Approximate split based on shareholders identified.

Philips Group

Shareholders by style at year-end 2018 1

in %

Growth
27
Index
17
Value
14
GARP
14
Hedge Fund
4
Retail
13
Other
11

1 Approximate split based on shareholders identified.

Financial calendar

Financial calendar

Annual General Meeting of Shareholders
Record date Annual General Meeting of Shareholders	April 11, 2019
Annual General Meeting of Shareholders	May 9, 2019
Quarterly reports
First quarter results 2019	April 29, 2019
Second quarter results 2019	July 22, 2019
Third quarter results 2019	October 28, 2019
Fourth quarter results 2019	January 28, 2020

2019 Annual General Meeting of Shareholders

The Agenda and the explanatory notes to the Agenda for the Annual General Meeting of Shareholders on May 9, 2019, will be published on the company’s website.

For the 2019 Annual General Meeting of Shareholders, a record date of April 11, 2019 will apply. Those persons who, on that date, hold shares in the Company, and are registered as such in one of the registers designated by the Board of Management for the Annual General Meeting of Shareholders, will be entitled to participate in, and vote at, the meeting.

Investor contact

Shareholder services

Holders of shares listed on Euronext Amsterdam

Non-US shareholders and other non-US interested parties can make inquiries about the Annual Report 2018 to:

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

Gustav Mahlerlaan 10, 1082 PP Amsterdam

The Netherlands

Telephone: +31-20-34 42000

E-mail: corporate.broking@nl.abnamro.com

Holders of New York Registry shares

Holders of New York Registry shares and other interested parties in the US can make inquiries about the Annual Report 2018 to:

Deutsche Bank Trust Company Americas

C/O AST

6201 15th Avenue Brooklyn, NY 11219

Telephone (toll-free US): +1-866-706-8374

Telephone (outside of US): +1-718-921-8137

Website: www.astfinancial.com

E-mail: dbemails@astfinancial.com

Communications concerning share transfers, lost certificates, dividends and change of address should be directed to Deutsche Bank The Annual Report on Form 20-F is filed electronically with the US Securities and Exchange Commission.

International direct investment program

Philips offers a Dividend Reinvestment and Direct Stock Purchase Plan designed for the US market. This program provides existing shareholders and interested investors with an economical and convenient way to purchase and sell Philips New York Registry shares (listed at the New York Stock Exchange) and to reinvest cash dividends. Deutsche Bank (the registrar of Philips NY Registry shares) has been authorized to implement and administer both plans for registered shareholders of and new investors in Philips NY Registry shares. Philips does not administer or sponsor the Program and assumes no obligation or liability for the operation of the plan. For further information on this program and for enrollment forms, contact:

Deutsche Bank Global Direct Investor Services

Telephone (toll-free US): +1-866-706-8374

Telephone (outside of US): +1-718-921-8137

Monday through Friday 8:00 AM EST through 8:00 PM EST

Website www.astfinancial.com

E-mail: dbemails@astfinancial.com

or write to:

Deutsche Bank Trust Company Americas

IC/O AST

6201 15th Avenue Brooklyn, NY 11219

Analysts’ coverage

Philips is covered by approximately 20 analysts who frequently issue reports on the company. For a list of our current analysts, please refer to: www.philips.com/a-w/about/investor/stock-info/analyst-coverage.html

How to reach us

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

For media contacts please refer to:

www.philips.com/a-w/about/news/contacts.html

New York Registry Shares

Fees and Charges Payable by a Holder of New York Registry Shares

Deutsche Bank Trust Company Americas (“Deutsche Bank”), as the US registrar, transfer, dividend disbursement and shareholder servicing agent (“Agent”) under Philips’ New York Registry Share program (the “Program”), collects fees for the issuance, cancellation and/or transfer of New York Registry Shares directly from investors depositing ordinary shares or surrendering New York Registry Shares for the purpose of withdrawal or from intermediaries acting for them. The Agent collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.

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

The Agent has not made any reimbursement directly to Philips in the year ended December 31, 2018. The Agent paid a total amount of EUR 121,257 directly to third parties in the year ended December 31, 2018.

Category of Expense paid directly to third parties

in EUR

amount in the year ended December 31, 2018

Reimbursement of Proxy Process Expenses
Reimbursement of Legal Fee expenses	30,636
NYSE Listing Fee	90,621
Fullfillment
Expense paid directly to third parties	121,257

Under certain circumstances, including removal of the Agent or termination of the Program by Philips, Philips is required to repay the Agent certain amounts reimbursed and/or expenses paid to or on behalf of Philips.

7Societal impact

We are a purpose-driven company, aiming to improve the lives of 3 billion people annually by 2025. Our people draw inspiration from the societal impact we achieve through our products and solutions, on both the social and environmental dimensions. In the Annual Report 2017 and 2018 we quantified the environmental impact that we have as a company in Environmental performance.

In 2018 we applied the True Value methodology to start quantifying our social impact. This includes the social impact in our supply chain, training of our staff, and taxes we pay. We included these impacts in How we create value. We have also started to quantify the most complex part, the social impact we have through our products and solutions. We will continue to calculate the impact of our products and solutions in collaboration with knowledge partners and investors.

7.1Social performance

Our people strategy supports a constantly evolving workforce, capable of delivering strong business performance and executing our strategy. As such we focus on our Workforce of the Future, and our deep commitment to Inclusion & Diversity across our workforce, supported by our culture.

Improving people’s lives

At Philips, we strive to make the world healthier and more sustainable through innovation. In 2012, we set ourselves the goal to improve the lives of 3 billion people a year by 2025.

To guide our efforts and measure our progress, we take a two-dimensional approach – social and ecological – to improving people’s lives. Products or solutions from our portfolio that directly support the curative or preventive side of people’s health determine the contribution to the social dimension. This is also our contribution to UN Sustainable Development Goal 3 (“to ensure healthy lives and promote well-being for all at all ages”). As healthy ecosystems are also needed for people to live a healthy life, the contribution to the ecological dimension is determined by means of our steadily growing Green Products and Solutions portfolio, such as the energy-efficient products in our Personal Health businesses. This is our contribution to Sustainable Development Goal 12 (“to ensure sustainable consumption and production patterns”). Finally, our program to become carbon-neutral in our operations by 2020 contributes to SDG 13 ("take urgent action to combat climate change and its impacts").

Through Philips products and solutions that support people’s health and well-being (i.e. excluding brand licensee Signify) we improved the lives of 1.43 billion people in 2018 (2017: 1.37 billion), driven by Diagnosis & Treatment businesses (+9%) and Personal Health businesses (+5%). Our Green Products and Solutions (excluding Signify) that support a healthy ecosystem contributed 995 million lives. After the elimination of double counts – people touched multiple times – we arrived at 1.54 billion lives. This is an increase of around 45 million compared to 2017, driven by all segments, mainly in China, the ASEAN countries, the Middle East & Turkey, and Central & Eastern Europe. Including Signify, we improved the lives of 2.24 billion people in 2018.

In 2014, Philips pledged to support the United Nation’s Every Woman Every Child initiative, committing to improve the lives of at least 100 million women and children in Africa and South East Asia by 2025. At the United Nations General Assembly week in September 2017, Philips made an extended commitment to improve the lives of 300 million people in underserved healthcare communities by 2025. Philips thereby recognized the often critical needs of women and children in many communities, but also the added burden arising from the increase in non-communicable diseases (NCDs) in communities already struggling without adequate access to healthcare. To monitor our progress on the extended commitment, we use the same Lives Improved methodology, and in 2018 we improved the lives of 175 million people in underserved markets with our health and well-being solutions (an increase of 22 million compared to 2017).

Lives Improved per market

The following table shows the Lives Improved metric per market.

Philips Group

Lives improved per market

Market	Lives Improved (million) [1]	Population (million) [2]	Saturation rate (as % of population)	GDP (USD million) [3]
Africa	53	1,244	4%	2,334
ASEAN & Pacific	255	972	26%	6,591
Benelux	29	29	99%	1,515
Central & Eastern Europe	101	167	61%	1,850
Germany, Austria & Switzerland	94	100	94%	5,203
France	57	66	87%	2,827
Greater China	511	1,429	36%	15,057
Iberia	44	57	78%	1,680
Indian Subcontinent	221	1,551	14%	3,100
Italy, Israel & Greece	55	82	67%	2,711
Japan	41	126	33%	5,071
Latin America	178	640	28%	5,521
Middle East & Turkey	111	366	30%	3,245
Nordics	26	27	96%	1,660
North America	349	365	96%	22,247
Russia & Central Asia	63	246	25%	2,007
UK & Ireland	51	72	71%	3,191
1 Source: Philips, double counts eliminated; includes Signify
2 Source: The World Bank, CIA Factbook & Wikipedia
3 Source: IMF, CIA, Factbook & Wikipedia

Workforce of the Future

The challenges of the future call for a networked organization in which cross-functional teams actively draw on resources across the organization and across the world, to unite in order to achieve Philips’ overall objectives. Our Workforce of the Future program represents our commitment to meet the challenge of addressing our customers’ unmet needs and deliver the full benefits of data-enabled connected care by attracting, developing and retaining a workforce that will deliver the strategic capabilities we need to win.

By applying Strategic Workforce Planning, in close alignment with the strategic planning of our businesses, we identify and develop the employee capabilities needed to realize our ambitions as a health technology company. In 2018 we implemented initiatives, company-wide, that boosted the percentage of top performers in our most strategic positions to 56%, up from 45% in 2018. A key driver for this was our focus on succession planning.

We also addressed the issue of the expanding workforce and our ability to tap into the ‘gig economy’ and other less traditional work constructs. Building on our 2017 initiatives to better recognize the significant contribution that contingent workers make to our business success, in 2018 we introduced Total Workforce Demand Management. This Total Workforce strategy considers all sources of skills and capabilities we require in the Workforce of the Future, as well as location-related talent availability factors and labor market trends. To be ready for the future we devoted additional attention to our campus, graduate and early-career hiring focus in 2018, which resulted in a twofold increase in the number of campus hires compared with 2017.

More information on training and learning programs can be found in People development.

Our focus on the Workforce of the Future will continue in 2019, with further emphasis on strategic capabilities, the expanding workforce and early-career hires.

Inclusion & Diversity

In order to understand and meet customers’ and patients’ needs in a complex and continually changing environment, our workforce should reflect the society in which we operate, our customers, and the markets we serve. We believe that an inclusive culture allows our 120-plus nationalities to bring a rich diversity of capabilities, opinions and perspectives to our decision-making processes, thus driving innovation, enabling faster, targeted responses to market changes, and supporting sustainable improvements in business performance.

In 2017 we renewed our approach to Inclusion & Diversity. We set a goal of 25% gender diversity in senior leadership positions (a subset of Management and Executive positions) by the end of 2020 (compared with 19% at the end of 2017). In 2018 we partnered with leading Inclusion & Diversity training providers to develop and start rolling out unconscious bias and inclusion trainings. We continued to strengthen our data analytics around Inclusion & Diversity to enable a fact-based approach to achieving our goals. In 2019 we will continue with these efforts to ensure that all of our leaders are trained to understand unconscious bias and are able to engage their teams in addressing this topic.

With regard to appointment and promotion opportunities, we transparently share open positions and endeavor to attract candidates from a diverse range of backgrounds and to install diverse interview panels for recruitment for all leadership positions. We enhanced our existing Inclusion & Diversity leadership training offerings and increased the number of Senior Women’s Leadership Programs for the second consecutive year. In addition, we scaled up our other Women’s Programs and embedded the importance of inclusion in other (Leadership) Programs.

Philips Group

Gender diversity

in %

2016 - 2018

Overall gender diversity increased from 36% in 2017 to 38% in 2018. Gender diversity among Executives increased from 18% to 19% female executives. Measured against our 2020 goal of 25% gender diversity in Leadership positions, this figure rose from 19% in 2017 to 21% in 2018.

Our culture

As we continue our transformation into a focused leader in health technology – shifting from products to solutions and building long-term relationships with our customers – we are fostering a culture within Philips that will help us achieve operational excellence and extend our solutions capability to address our customers’ unmet needs.

To this end, all Philips employees are expected to commit to living our renewed behaviors – Customers first, Quality and integrity always, Team up to win, Take ownership to deliver fast, and Eager to improve and inspire – every step of the way.

Putting our customers first must be at the heart of everything we do. Only by engaging deeply with our customers can we understand their unmet needs and deliver superior value. We also need to be conscious, at all times, of the high-stakes environment in which we now operate. This environment demands that we apply the highest quality and integrity standards – always. To deliver superior value to our customers and ensure quality and integrity, we need to improve how we team up and leverage the skills and expertise right across Philips. At the same time, we all need to take personal ownership, enabling us to move with speed and deliver what we promise, on time. And by applying operational excellence and Lean ways of working, we will keep improving and inspiring each other through the work we do.

We staff our positions based on behavior, potential and capabilities. In 2018 we filled 77% of our Director-level and more senior positions from within the company. For these internal hires, we ensure our candidates are high performers with strong potential. In 2018, 86% of all internal promotions to Director level and more senior positions were realized by appointing top performers. We supplement this internal growth with targeted external hiring, bringing in employees with the behaviors and capabilities we require for our Workforce of the Future.

Employee engagement

High employee engagement is crucial to the success of our strategy. Our employee survey consistently reports high levels of employee engagement that exceed the high-performance norm of 71%, and our average engagement score for 2018 was 74%. Despite a small decrease in engagement from 2017 to 2018 we remain above the high-performance norm.

Philips Group

Employee Engagement index

in %

2016 - 2018

Our quarterly employee survey help keep our finger on the pulse of employee sentiment toward the company. We listen to employees’ ideas for improvement, show employees that their feedback is valued, and work to ensure that every person in our company has a role to play in creating lasting value for our customers, shareholders, and other stakeholders. In 2018 we expanded our employee listening initiatives by running regional and cross-functional dialogs. Through these dialogs we were able to gain a better understanding of the challenges that may be hindering our workforce, so that we can collaboratively identify and formulate solutions.

At Philips, we believe we perform at our best when we look after ourselves and each other. In 2018, we continued to develop our Health & Wellbeing programs, which are designed to engage our employees and empower them to adopt a healthier lifestyle and achieve a better work/life integration. Through the ongoing engagement of a network of Health & Wellbeing ambassadors, we also leveraged the energy and experience of our employees to drive local wellbeing initiatives in our markets. These included on-site exercise and fitness clubs, Mindfulness classes and Energy Management workshops.

Employment

In 2018, we continued to build out our health technology portfolio with targeted acquisitions in key areas including image-guided therapy, healthcare informatics, population health management, monitoring and analytics, and sleep and respiratory care, growing our employee base by a further 331 FTE.

The total number of Philips Group employees (continuing operations) was 77,400 at the end of 2018, compared to 73,951 at the end of 2017, an increase of 3,449 FTE.

Growth of our workforce in the Function R&D was the strongest driver of the increase in FTE. Together with Quality & Regulatory, Manufacturing and Sales these four functions accounted for over 70% of the FTE increase.

The increase in FTE in the segment Other with 2,956 FTE reflects, among other things, the increase in Manufacturing employees, the shift of supporting roles to a Global Business Services organization, and the expansion of the Philips Innovation Center in Bangalore.

Philips Group

Employees per segment

in FTEs at year-end

2016 - 2018

	2016	2017	2018
Diagnosis & Treatment	23,791	25,757	27,381
Connected Care & Health Informatics	11,033	10,949	10,517
Personal Health	22,530	23,170	22,471
Other	13,614	14,075	17,031
Continuing operations	70,968	73,951	77,400
Discontinued operations	43,764
Philips Group	114,731	73,951	77,400

Philips Group

Employment

in FTEs

2016 - 2018

	2016	2017	2018
Balance as of January 1	112,959	114,731	73,951
Consolidation changes:
Acquisitions	163	1,812	331
Divestments	(571)	(332)	(107)
Changes in Discontinued operations	753	(43,763)
Other changes	1,427	1,502	3,225
Balance as of December 31	114,731	73,951	77,400

Geographic footprint

Approximately 61% (2017: 63%) of the Philips workforce is located in mature geographies and 39% (2017: 37%) in growth geographies. In 2018, the number of employees in mature geographies increased by 1,384. The number of employees in growth geographies increased by 2,065.

Philips Group

Employees per geographic cluster

in FTEs at year-end

2016 - 2018

	2016	2017	2018
Western Europe	20,657	21,055	21,399
North America	19,828	20,937	21,703
Other mature geographies	3,695	3,962	4,236
Mature geographies	44,180	45,954	47,338
Growth geographies	26,788	27,997	30,062
Continuing operations	70,968	73,951	77,400
Discontinued operations	43,764
Philips Group	114,731	73,951	77,400

Employee turnover

In 2018, employee turnover amounted to 14.2%, of which 8.6% was voluntary, compared to 13.6% (8.2% voluntary) in 2017. The slightly higher turnover in 2018 reflects the high demand for talent in the current economic circumstances. External benchmarks show that we remain well below employee turnover versus similar-sized companies and are reasonably successful in the retention of our employees.

With our focus on increasing gender diversity in leadership positions, we have been able to reduce voluntary female executive turnover from 12.9% in 2017 to 8.8% in 2018.

Philips Group

Employee turnover in %

2018

	Staff	Professionals	Management	Executives	Total
Female	15.6	14.4	11.4	19.1	14.9
Male	16.8	12.2	12.1	14.5	13.8
Philips Group	16.2	12.9	11.9	15.4	14.2

Philips Group

Voluntary turnover

in %

2018

	Staff	Professionals	Management	Executives	Total
Female	8.8	9.6	6.8	8.8	9.1
Male	10.4	7.4	6.0	3.5	8.3
Philips Group	9.7	8.1	6.2	4.5	8.6

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

In 2018, a total of 438 concerns were reported via the Philips Ethics Line and through our network of GBP Compliance Officers. The previous reporting period (2017) saw a total of 382 concerns, resulting in an increase of 14% in the number of reports.

This is a continuation of the upward trend reported since 2014, the year in which Philips updated its General Business Principles and deployed a strengthened global communication campaign. We believe this trend remains in line with our multi-year efforts to encourage our employees to speak up, in combination with a growing workforce.

More information on the Philips GBP can be found in Risk management. The results of the monitoring measures in place are given in General Business Principles

Health and Safety

At Philips, we strive for an injury-free and illness-free work environment. As of 2016, the Total Recordable Cases (TRC) rate is defined as a Key Performance Indicator (KPI). A TRC is a case where an injured employee is unable to work for one or more days, has medical treatment, or sustains an industrial illness. We set yearly TRC targets for the company, Business Groups and industrial sites.

We recorded 198 TRCs in 2018, a 15% improvement compared to 234 in 2017. While our workforce grew further in 2018, the TRC rate decreased from 0.36 per hundred FTEs in 2017 to 0.28 in 2018.

In 2018 we recorded 91 Lost Workday Injury Cases (LWIC). These are occupational injury cases where an injured person is unable to work for one or more days after the injury. This represents a 19% decrease compared with 113 in 2017. The LWIC rate decreased to 0.13 per 100 FTEs in 2018, compared with 0.17 in 2017. The number of Lost Workdays caused by injuries increased by 480 days (12%) to 4,650 days in 2018, mainly caused by longer recovery periods related to a limited number of incidents.

For more information on Health and Safety, please refer to Health and Safety performance

Working with stakeholders

In organizing ourselves around customers and markets, we conduct dialogues with our stakeholders in order to explore common ground for addressing societal challenges, building partnerships and jointly developing supporting ecosystems for our innovations around the world. An overview of stakeholders and topics discussed is provided in Sustainability statements.

For more information on our stakeholder engagement activities in 2018, please refer to Stakeholder engagement.

Supplier sustainability

Philips’ mission to improve people’s lives applies throughout our value chain. Since 2003 we have dedicated supplier sustainability programs as part of our sustainability strategy. We have a direct business relationship with approximately 4,900 product and component suppliers and 19,000 service providers. In many cases the sustainability issues deeper in our supply chain require us to intervene beyond tier 1 of the chain.

Supplier sustainability strategy

Managing our large and complex supply chain in a socially and environmentally responsible way requires a structured and innovative approach while being transparent and engaging with a wide variety of stakeholders. Insights gained through our regular stakeholder engagement process are used as an input to manage our supplier sustainability strategy. At present, our programs focus on compliance with our policies, improvement of suppliers’ sustainability performance, responsible sourcing of minerals, and circular procurement practices.

Please refer to Supplier indicators and to the Philips supplier sustainability website for more details on the Philips supplier sustainability program.

7.2Environmental performance

In 2016 we launched our new five-year sustainability program, ‘Healthy people, Sustainable planet’, addressing both social and environmental challenges and including associated targets to be achieved by 2020.

Besides our social impact, we have an environmental impact through our global operations, but even more so through our products and solutions. This is our contribution to SDG 12 (“to ensure sustainable consumption and production patterns”) and to SDG 13 ("take urgent action to combat climate change and its impacts").

In this Environmental performance section an overview is given of the most important environmental parameters of the 'Healthy people, Sustainable planet' program. Details can be found in the Sustainability statements.

Environmental impact

Philips has been performing Life-Cycle Assessments (LCAs) since 1990. These assessments provide insight into the environmental impacts of our products from cradle to grave. These insights are used to steer our EcoDesign efforts and to grow our Green Solutions portfolio. As a logical next step we have measured our environmental impact on society at large via a so-called Environmental Profit & Loss (EP&L) account, which includes the hidden environmental costs associated with our activities and products. It supports the direction of our 'Healthy people, Sustainable planet' program by providing insights into the main environmental hotspots and innovation areas to reduce the environmental impact of our products and solutions.

The EP&L account is based on LCA methodology, in which the environmental impacts are expressed in monetary terms using conversion factors developed by CE Delft. These conversion factors are subject to further refinement and are expected to change over time. We used expert opinions and estimates for some parts of the calculations. The figures reported are Philips’ best possible estimates. As we gain new insights and retrieve more and better data, we may enhance the methodology, use cases and accuracy of results in the future. For more information we refer to our methodology report.

An important learning that we derived from the first EP&L is that, in addition to the conversion factors, also the definition of the use case scenarios has a significant impact on the result, especially for consumer products. It is our aim to look into the feasibility of standardizing the use cases and calculation of the yearly energy consumption.

The current EP&L account only includes the hidden environmental costs. It does not yet include the benefits to society that Philips generates by improving people’s lives through our products and solutions. We have a well-established methodology to calculate the number of lives we positively touch with our products and solutions. It is our aim to look into valuing these societal benefits in monetary terms as well and include them in our future EP&L account. We started to work on the latter in 2018.

Results 2018

In 2018, Philips had an environmental impact (loss) of EUR 7.5 billion, which is a 4% increase compared to the impact reported in 2017 (EUR 7.2 billion), driven by comparable sales growth * of 5%. The main environmental impact, 87% of the total, is related to the usage of our products, which is due to electricity consumption. Particulate matter formation and climate change are the main environmental impacts, accounting for 43% and 28% respectively of the total impact. The environmental costs include the environmental impact of the full lifetime of the products that we put on the market in 2018, e.g. 7 years of usage in the case of a vacuum cleaner or 10 years in the case of a medical system. As we grow our portfolio of Green Products and Solutions, we expect the environmental impact to reduce.

In 2018, we included packaging materials in the EP&L, but this did not have a material impact (EUR 22 million). Of the total 2018 impact, EUR 175 million (2%) is directly caused by Philips’ own operations, mainly driven by outbound logistics. Compared to EUR 205 million in 2017, this is a 15% reduction, mainly due to the shift to energy from renewable sources in line with our ambition to become carbon-neutral in our operations by 2020.

Philips
Environmental impact 2018
EUR 7.5 billion
Materials & components Supply chain
EUR 792 M
EUR 22 M
Packaging
EUR 34 M
Business travel
EUR 8 M
Philips non-industrial sites
EUR 8 M
Philips industrial sites
EUR 125 M
Logistics
Customer use phase
EUR 6.5 billion
EUR 10 M
Product disposal
90% Electronics & metals
10% Plastics
Share of materials/components in environmental footprint

The environmental costs have been positively influenced by our EcoDesign efforts to increase the energy efficiency of our products. Our supply chain currently has an environmental impact of some EUR 792 million, which is 11% of our total environmental impact. The main contributors are the electronic components, cables and steel used in our products. Through our Circular Economy and Supplier Sustainability programs we will continue to focus on reducing the environmental impact caused by the materials we source and apply in our products.

In order to deliver on our carbon neutrality commitment we have set ambitious reduction targets. In 2018, our 2020-2040 targets (including the use phase of our products) have been approved by the Science Based Targets initiative – a collaboration between the CDP (formerly Carbon Disclosure Project), the United Nations Global Compact (UNGC), the World Resources Institute (WRI) and the World Wide Fund for Nature (WWF) aimed at driving ambitious corporate climate action. The approval confirms that Philips’ long-term targets are in line with the level of decarbonization required to keep the global temperature increase below 2°C, and we are pleased to be the first health technology company to have obtained this approval.

* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Green Innovation

Green Innovation is the Research & Development spend related to the development of new generations of Green Products and Solutions and Green Technologies.

Sustainable Innovation is the Research & Development spend related to the development of new generations of products and solutions that address the United Nations’ Sustainable Development Goals 3 (“to ensure healthy lives and promote well-being for all at all ages”) or 12 (“to ensure sustainable consumption and production patterns”). With regard to Sustainable Innovation spend, Philips set a target of EUR 7.5 billion (cumulative) for the period 2016-2020 as part of the ‘Healthy people, Sustainable planet’ program.

In 2018, Philips invested EUR 228 million in Green Innovation and some EUR 1.4 billion in Sustainable Innovation.

Philips Group

Green Innovation per segment

in millions of EUR

2016-2018

Diagnosis & Treatment businesses

Philips develops innovative diagnosis and treatment solutions that support precision diagnosis and effective, minimally invasive interventions and therapy, while respecting the boundaries of natural resources. Investments in Green Innovation in 2018 amounted to EUR 101 million, broadly in line with 2017. All Philips Green Focal Areas are taken into account as we aim to reduce environmental impact over the total lifecycle. Energy efficiency is an area of focus, especially for our large imaging systems such as MRI. Philips also pays particular attention to enabling upgrading pathways, so our customers can benefit from enhancements in workflow, dose management and imaging quality with the equipment they already own. Our Diagnosis & Treatment businesses actively support a voluntary industry initiative to improve the energy efficiency of medical imaging equipment. Moreover, we are actively partnering with multiple leading care providers to look together for innovative ways to reduce the environmental impact of healthcare, for example by maximizing energy-efficient use of medical equipment and optimizing lifecycle value. Additionally, Philips aims to close the loop on all large medical equipment that becomes available to us by the end of 2020, and to extend circular practices to all medical equipment by 2025. To achieve this target, we will actively drive trade-ins in markets where de-install, trade-in and reverse logistics capabilities are in place, and build these capabilities in countries that do not yet have them.

Connected Care & Health Informatics businesses

Philips’ connected health IT solutions integrate, collect, combine and deliver quality data for actionable insights to help improve access to quality care, while respecting the boundaries of natural resources. It is our belief that well-designed e-health solutions can reduce the travel-related carbon footprint of healthcare, increase efficiency in hospitals, and improve access to care and outcomes. Investments in Green Innovation in 2018 amounted to EUR 36 million, in line with previous years. Some large Green Innovation projects will deliver new green patient monitors and ventilators in 2019, with lower environmental footprints reflecting all the Philips Green Focal Areas. Energy efficiency and material reduction are the main areas of focus.

Personal Health businesses

The continued high level of R&D investments at our Personal Health businesses is also reflected in the Green Innovation spend, which amounted to EUR 86 million in 2018, compared with EUR 91 million in 2017. Green Innovation spend in 2017 included a sizeable project in Oral Healthcare, resulting in a series of new Green Products in 2018. The Personal Health businesses continued their work on improving the energy efficiency of their products, closing the materials loop (e.g. by using recycled materials in products and packaging) and the voluntary phase-out of polyvinyl chloride (PVC), brominated flame retardants (BFR), Bisphenol A (BPA) and phthalates from, among others, food contact products. Mother & Child Care introduced a reusable sterilization box for soothers, eliminating the need for separate packaging. In our OneBlade shaver range, further progress was made in transitioning our packaging to include recycled materials.

Other

The segment Other invested EUR 5 million in Green Innovation, spread over projects focused on global challenges relating to water, air, energy, food, Circular Economy, and access to affordable healthcare. One example is the Contrast agent-free project, which is aimed at enhancing MRI imaging applications in oncology by eliminating the use of external Gadolinium-based contrast agent. This is expected to have large benefits in terms of patient management, safety, access, healthcare and environmental cost.

Circular Economy

For a sustainable world, the transition from a linear to a circular economy is essential. A circular economy aims to decouple economic growth from the use of natural resources and ecosystems by using these resources more effectively. It is a driver of innovation in the areas of material, component and product re-use, as well as new business models such as system solutions and services. At Philips, we have set ambitious targets to guide this journey. By 2020, we want 15% of our revenues to come from circular products and services, and we want to send zero waste to landfill in our own operations. At the beginning of 2018, we added a pledge to take back and repurpose all the large medical systems equipment (e.g. MRI and CT scanners) that our customers are prepared to return to us, and to extend those practices across our professional portfolio by 2025. In 2018, after pilot projects in Italy and Greece, we successfully launched the roll-out of a global program to achieve our ambitious circular economy goal, together with metrics to monitor progress.

For more information on our Circular Economy activities and the progress towards targets in 2018, please refer to Circular Economy.

Green Revenues

Green Revenues are generated through products and solutions which offer a significant environmental improvement in one or more Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Circularity, and Lifetime reliability. Green Revenues increased to EUR 11.5 billion in 2018, or 63.7% of sales (60.2% in 2017), thereby reaching a record level for Philips.

Philips Group

Green Revenues per segment

in millions of EUR unless otherwise stated

2016-2018

Through our EcoDesign process we aim to create products and solutions that have significantly less impact on the environment during their whole lifecycle. Overall, the most significant improvements have been realized in energy efficiency, although there was also growing attention for hazardous substances and recyclability in all segments in 2018, the latter driven by our Circular Economy initiatives.

Diagnosis & Treatment businesses

In 2018, our Diagnosis & Treatment businesses maintained their Green Product and Solutions portfolio with redesigns of various Green Products with further environmental improvements. These products improve patient outcomes, provide better value, and help secure access to high-quality care, while reducing environmental impact. A good example is BlueSeal magnet technology, which is designed to reduce lengthy and costly disruptions in MRI practice, and help healthcare facilities transition to more productive and sustainable helium-free operations. In 2018 we received third-party confirmation that the 2017 Philips portfolio of 1.5T MRI scanners leads the industry in terms of energy efficiency according to the COCIR SRI methodology.

Connected Care & Health Informatics businesses

Our Connected Care & Health Informatics businesses maintained their Green Product and Solutions portfolio in 2018.

Personal Health businesses

Our Personal Health businesses focus on Green Products and Solutions which meet or exceed our minimum requirements in the areas of energy consumption, packaging, and substances of concern. Green Revenues in 2018 amounted to 62% of total sales, compared to 58% in 2017. All our new consumer Green Products with rechargeable batteries (like toothbrushes, shavers, and grooming products) outperform the world’s most stringent energy efficiency norm set by the US Federal government. With the introduction of the new Philips Sonicare DiamondClean toothbrush the Green Revenue percentage in the Oral Healthcare portfolio increased significantly, to over 88%. We continue to make steady progress in developing PVC/BFR-free products. More than 74% of our consumer product sales consist of PVC/BFR-free products, with the exception of the power cords, for which there are not yet economically viable alternatives available. In 2018 we introduced the PVC- and BFR-free SpeedPro Max vacuum cleaner. In the remaining 26% of consumer product sales, PVC/BFR has already been phased out to a significant extent, though not yet entirely.

Sustainable Operations

Philips’ Sustainable Operations programs focus on the main contributors to climate change, recycling of waste, reduction of water consumption, and reduction of emissions. Full details can be found in Sustainability statements.

Carbon footprint and energy efficiency

Philips has committed to becoming 100% carbon-neutral in our operations and sourcing all our electricity usage from 100% renewable sources by 2020 as our commitment to SDG 13.

Philips reports its climate performance to CDP (formerly known as the Carbon Disclosure Project), a global NGO that assesses the greenhouse gas (GHG) emission performance and management of reporting companies. For the sixth year in a row we received the Climate Leadership (A) score for our performance in 2017. In order to deliver on the carbon neutrality commitment we have set ambitious reduction targets.

In 2018, our greenhouse gas emissions resulted in 766 kilotonnes of carbon dioxide-equivalent (CO2-e), but because of our carbon neutrality program, some of our emissions have been compensated via carbon offsets, resulting in a total of 436 kilotonnes carbon dioxide-equivalent (CO2-e).

Philips reports all its emissions in line with the Greenhouse Gas Protocol (GHGP) as further described in Sustainability statements.

Philips Group

Net operational carbon footprint

in kilotonnes CO2 -equivalent

2014 - 2018

In 2018, our operational carbon intensity (in tonnes CO2e/EUR million sales) improved by 11%, even as our company recorded 5% comparable sales growth * . This still excludes the acquired carbon offsets. As part of our ‘Healthy people, Sustainable planet’ program we are continuing our efforts to decouple economic growth from our environmental impact.

The significant reductions in our scope 2 (indirect) emissions are mainly driven by our increased global renewable electricity share from 79% in 2017 to 90% in 2018.

All our US operations were powered by renewable electricity from the Los Mirasoles wind farm in 2018. In addition, the Krammer and Bouwdokken wind farms in the Dutch province of Zeeland, with whom we closed long-term contracts through our renewable electricity purchasing consortium with AkzoNobel, DSM and Google, started to deliver wind energy. The two Dutch wind farms will power all our operations in the Netherlands in 2019. Combined with the Los Mirasoles wind farm this covers some 52% of our total electricity demand.

Combined with the achieved energy reductions, this led to a 56% carbon reduction in our electricity consumption (scope 2) in 2018 compared to 2017.

Our business travel emissions increased by 2% compared to 2017, mainly due to an increase in air travel over shorter distances (<4,000 km) where the CO2-e per km are higher compared to long-haul air travel, combined with higher DEFRA emission factors for air travel. The emissions resulting from our lease cars decreased by 6% and the emissions from rental cars remained unchanged compared to 2017. In order to further decrease our business travel emissions we will continue to promote video conferencing and online collaboration as an alternative to travel, as well as promoting alternative modes of transport and electrifying our lease fleet.

As a result of our airfreight reduction program, we recorded a decrease of 9% in our logistics operations compared to 2017. Air freight shipments decreased by 19%, ocean freight increased by 32%, and road transport remained unchanged.

In 2017, we kicked off our carbon neutrality program by compensating 220 kilotonnes of carbon emissions. In 2018, we increased this to 330 kilotonnes, equivalent to the annual uptake of approximately 9 million medium-sized oak trees. This covers the total emissions of our direct emissions in our sites, all our business travel emissions and all our ocean and parcel shipments within logistics. We do so by financing carbon reduction projects in emerging regions that have a strong link with SDG 3 and SDG 12.

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

Fighting against respiratory diseases and deforestation by means of clean cookstoves

By financing highly efficient cookstoves in Kenya and Uganda, less wood will be required for cooking, leading to lower carbon emissions, a reduction in diseases caused by indoor air pollution, and a lower deforestation rate in these regions.

Providing access to clean energy while improving health and education

This project will reduce the demand-supply gap in the Dewas region in India and will provide renewable energy to more than 50,000 households. The project will also provide a mobile medical unit in 24 villages, giving diagnosis and medicines free of charge twice a month. Additional funding will be provided for educational programs and improved sanitation facilities in five local schools in order to maximize the social impact.

Philips Group

Operational carbon footprint by scope

in kilotonnes CO2-equivalent

2014-2018

	2014	2015	2016	2017	2018
Scope 1	40	39	42	38	40
Scope 2 (market-based)	109	106	121	58	26
Scope 2 (location-based)	210	212	252	225	227
Scope 3	594	612	658	751	700
Total (scope 1,2 (market-based), and 3)	743	757	821	847	766
Emissions compensated by carbon offset projects				220	330
Net operational carbon emissions	743	757	821	627	436

During 2018, the applied emission factors used to calculate our operational carbon footprint have been updated with the latest DEFRA (UK Department for Environment, Food & Rural Affairs) 2018 emission factors. Philips reports all its emissions in line with the Greenhouse Gas Protocol (GHGP) as further described in Data definitions and scope.

Philips Group

Ratios relating to carbon emissions and energy use

2014-2018

	2014	2015	2016	2017	2018
Operational CO2 emissions in kilotonnes CO2-equivalent	743	757	821	847	766
Operational CO2 efficiency in tonnes CO2-equivalent per million EUR sales	53.36	46.58	48.48	47.64	42.27
Operational energy use in terajoules	5,747	5,639	5,526	4,858	5,118
Operational energy efficiency in terajoules per million EUR sales	0.41	0.35	0.33	0.27	0.28
Water

Total water intake in 2018 was 891,000 m3, comparable to 2017. Personal Health, which consumes 60% of total water usage, recorded a 7% increase. The increase was mainly due to production volume increases at two manufacturing sites in Asia. Diagnosis & Treatment and Connected Care & Health Informatics showed a decrease of 8% and 13% respectively.

Philips Group

Water intake

in thousands of m3

2014-2018

	2014	2015	2016	2017	2018
Personal Health	585	614	613	496	533
Diagnosis & Treatment	392	268	269	312	288
Connected Care & Health Informatics	74	94	81	80	70
Philips Group	1,051	976	963	888	891

In 2018, 98% of water was purchased and 2% was extracted from groundwater wells.

Waste

In 2018, our manufacturing sites generated 24.5 kilotonnes of waste, comparable to 2017. The Personal Health businesses contributed 61% of total waste, Diagnosis & Treatment businesses 34%, and Connected Care & Health Informatics businesses 5%.

Philips Group

Total waste

in kilotonnes

2014 - 2018

	2014	2015	2016	2017	2018
Personal Health	13.1	13.8	14.3	15.1	14.9
Diagnosis & Treatment	6.8	8.0	9.2	8.3	8.4
Connected Care & Health Informatics	1.2	1.4	1.4	1.2	1.2
Philips Group	21.1	23.2	24.9	24.6	24.5

Total waste consists of waste that is delivered for landfill, incineration or recycling (including re-use). Our sites are addressing both the recycling percentage as well as waste sent to landfill as part of the ‘Healthy people, Sustainable planet’ program. Materials delivered for recycling via an external contractor amounted to 21 kilotonnes, which equals 84% of total waste, a significant increase compared to 2017 (80%). Of the 16% remaining waste, 79% comprised non-hazardous waste and 21% hazardous waste. Our Zero Waste to Landfill KPI excludes one-time-only waste and waste delivered to landfill due to regulatory requirements. According to this definition, in 2018 we reported 1.7 kilotonnes of waste sent to landfill. 19 out of our 36 industrials sites achieved Zero Waste to Landfill status.

Philips Group

Industrial waste delivered for recycling

in %

2018

Paper
30
Metal
19
Wood
15
Plastics
11
Chemical waste
8
General
5
Demolition scrap
4
Other
8

Philips included new reduction targets for the substances that are most relevant for its businesses in its ‘Healthy people, Sustainable planet’ program. In order to provide comparable information at Group level, please find the summary of the emissions of the formerly targeted substances below. Emissions of restricted substances were again zero in 2018. The level of emissions of hazardous substances decreased from 5,243 kilos in 2017 to 3,363 kilos in 2018 (-36%), mainly driven by changes in the manufacturing process resulting in lower Styrene emissions and changes in the product mix in the Personal Health businesses.

Philips Group

Restricted and hazardous substances

in kilos

2014-2018

	2014	2015	2016	2017	2018
Restricted substances	20	18	1	-	-
Hazardous substances	24,712	22,394	10,496	5,243	3,363

For more details on emissions from substances, please refer to Sustainable Operations.

* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

8Risk management

8.1Our approach to risk management

Vision and objectives

Taking risks is an inherent part of entrepreneurial behavior, and well-structured risk management allows management to take risks in a controlled manner. Philips believes risk management is a value-creating activity and, as such, it is an integral part of how we govern the company. Philips’ risk management approach is embedded in the systems we use to direct and control our company such as Corporate Governance, the Philips Business System (PBS comprising Strategy, Operational Excellence and our Planning & Performance Cycle), Risk Appetite, the Enterprise Risk Management (ERM) framework, the Philips Business Control Framework and the Philips General Business Principles (GBP), which will be further elaborated in this chapter.

The company’s risk management policy and framework are designed to provide reasonable assurance that our strategic and operational objectives are met, that legal requirements are complied with, and that the integrity of the company’s financial reporting and its related disclosures is safeguarded. Philips’ risk management focuses on the following risk categories: Strategic, Operational, Compliance and Financial risks. The main risks within these categories are further described in Risk categories and factors. There can be no assurance that the risk management policy and framework will in all cases avoid or mitigate risks that Philips faces.

The risk overview may not, however, include all the risks that may ultimately affect Philips. Some risks not yet known to Philips, or currently believed not to be material, could ultimately have a major impact on Philips’ businesses, objectives, revenues, income, assets, liquidity or capital resources. All forward-looking statements made on or after the date of this Annual Report and attributable to Philips are expressly qualified in their entirety by the factors described in the cautionary statement included in Forward-looking statements and in the overview of risk factors described in Risk categories and factors.

Risk management governance

The Executive Committee, supported by the Risk Management Support Team, oversees, identifies and manages risks associated with Philips’ strategy and activities, sets the Risk Appetite, provides and monitors the ERM framework. The Risk Management Support Team consisting of a number of functional experts covering the various categories of enterprise risk provides support by raising understanding of the enterprise risk profile and by improving the ERM framework. First-line management is primarily responsible for identifying critical business risks and for the implementation of appropriate risk responses within their responsibility area in accordance with the ERM framework.

The Internal Audit function independently monitors the quality of risk management and business controls through the execution of a risk-based audit plan as approved by the Audit Committee of the Supervisory Board. Leadership at Board of Management and Executive Committee level, Business Groups, Markets and key Functional areas meet quarterly with Internal Audit in management Audit & Risk Committees to discuss weaknesses in risk management and business controls as reported by internal and external auditors, or as revealed by self-assessment of management, and to take corrective action where necessary.

The Audit Committee and the Quality & Regulatory (Q&R) Committee of the Supervisory Board assist the Supervisory Board in fulfilling its oversight responsibilities. The quality of Philips’ system of risk management, of business control, and the findings of internal and external audits are reported to and discussed with the Audit Committee of the Supervisory Board. The Q&R Committee’s role relates in particular to the quality of the company’s products (including software), services and systems and the development, testing, manufacturing, marketing and servicing thereof, and compliance with regulatory requirements relating thereto. An in-depth description of Philips’ corporate governance structure can be found in Corporate governance.

Risk appetite

The Executive Committee and management consider risk appetite when taking decisions and seek to manage risks consistently within the risk appetite. Risk appetite is effectuated as an integrated part of our way of working. The various elements of our governance system including (and not limited to) our Strategy, GBP, the PBS, Policies, Processes, Budgets and Authority schedules all include risk taking guidance.

Philips’s risk appetite is different depending on the type of risk, ranging from an entrepreneurial to a mitigating approach. We believe we must operate within the dynamics of the health technology industry and take the risks needed to ensure we continually revitalize our offerings and the way we work. At the same time, Philips attaches prime importance to integrity, product quality and safety, including compliance with regulations and quality standards. Risk appetite for the four main risk categories is visualized below.

Philips does not classify these risk categories in order of importance.

Risk Management

In order to provide a comprehensive view of Philips’ risks, structured risk assessments take place according to the Philips risk management process standard, applying a top-down and bottom-up approach. The process is supported by workshops with management at Group, Business, Market and Group Function levels. During 2018, several risk management workshops were held.

Key elements of the Philips risk management policy are:

  Annual risk assessment is performed for the Group, Business Groups, Markets and key Functions as part of the annual update of the strategic plan. Risks are assessed and prioritized on the basis of their impact on objectives, likelihood of occurrence and effectiveness of controls. Management is accountable for the timely development of effective risk responses.
  Developments in the risk profile and management’s initiatives to improve risk responses are explicitly discussed and monitored as part of the various quarterly management Audit & Risk Committees and in the Quarterly Performance Reviews.
  As an integral part of the strategy review, the Executive Committee annually assesses the enterprise risk profile, including appropriate risk scenarios and sensitivity analyses, and reviews the potential impact of the enterprise risk profile versus the Group’s risk appetite. This risk assessment is based on the results from risk assessments of the Group, Business Groups, Markets and key Functions, findings from Philips Internal Audit, Legal and Insurance, the materiality analysis as described in Sustainability statements, views from key stakeholders, external analysis, and risks reported in the annual certification statement on Risk Management and Business Controls.
  Developments in the enterprise risk profile and management’s initiatives to improve risk responses are discussed and monitored during the quarterly meeting of the Audit Committee of the Supervisory Board.
  The Executive Committee reviews at least annually the Philips risk appetite and risk management approach and improves the risk management framework as and when required.
  The Philips risk appetite, risk profile and the risk management framework are discussed at least annually with the Audit Committee of the Supervisory Board and with the full Supervisory Board.

Examples of measures taken during 2018 to further strengthen risk management, which have been discussed with the Audit Committee and the full Supervisory Board:

  Continued execution of the Enterprise Risk Management (ERM) improvement roadmap;
  Implementation of an enterprise Governance, Risk and Compliance IT platform;
  Continued development of the Information Security Program in light of the increasing exposure to cybercrime and information security requirements resulting from digitalization and a focus on the healthcare industry;
  Further development of risk management related to long-term service-based business models;
  Continued improvements of the comprehensive insurance program;
  Increased use of data analytics in controls monitoring;
  Acquisition playbooks to support accelerated acquisition integration;
  Revised plan for GBP deployment for the next three years;
  Strengthened Q&R framework and oversight, standardization of Philips Quality Management System across the company, and more specific Product Quality targets in the strategic plans;
  Further de-risking of pension liabilities with deficit funding in the US defined-benefit plan; and
  Continuous improvement of risk dialogues and continuation of risk workshops to cover Business Groups, Markets and Functions.

Philips Business Control Framework

The Philips Business Control Framework (PBCF) sets the standard for Internal Control over Financial Reporting at Philips. The objective of the PBCF is to maintain integrated management control of the company’s operations in order to ensure the integrity of the financial reporting, as well as compliance with laws and regulations. Philips has designed its PBCF based on the Internal Control-Integrated Framework (2013) established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Philips continuously evaluates and improves its PBCF to align with business dynamics and good practice.

As part of the PBCF, Philips has implemented a standard set of internal controls over financial reporting. This standard set of internal controls, together with Philips’ established accounting procedures, is designed to provide reasonable assurance that assets are safeguarded, that the books and records properly reflect transactions necessary to permit preparation of financial statements, that policies and procedures are carried out by qualified personnel, and that published financial statements are properly prepared and do not contain any material misstatements. In each unit, management is responsible for customizing the controls set to their business, risk profile and operations. Ongoing monitoring of Internal Controls over Financial Reporting in the business and operations takes place as part of their daily supervision and management. In addition, periodic monitoring takes place via independent testing of SOx controls, internal control reviews and semi-annual self-assessment procedures. The findings that are identified through monitoring are reported quarterly to the Executive Committee and the Audit Committee of the Supervisory Board.

Annually, management’s accountability for internal controls for financial reporting is evidenced through the formal certification statement sign-off by Business Group, Market and Functional management to the Executive Committee. Any deficiencies noted in the design and operating effectiveness of Internal Controls over Financial Reporting which were not completely remediated are evaluated at year-end by the Board of Management. The Board of Management’s report, including its conclusions regarding the effectiveness of Internal Controls over Financial Reporting, can be found in Management’s report on internal control.

Philips General Business Principles (GBP)

In the highly regulated world of healthcare, integrity requires in-depth knowledge of the applicable rules and regulations and a sensitivity to healthcare-specific issues. Our GBPs set the standard for our business conduct. They incorporate and represent the fundamental principles by which individual employees, the company and its subsidiaries must abide. The GBP form an integral part of labor contracts in virtually every country in which Philips operates, and translations are available in 32 languages. Employees yearly reconfirm their commitment to the code of conduct after completing their GBP e-learning, while there is an additional annual sign-off for executives. Detailed underlying policies, manuals, training, and tools are in place to give employees practical guidance on how to apply and uphold the GBP in their daily work. In addition, there are separate Codes of Ethics that apply to employees working in specific areas of our business, i.e. the Procurement Code of Ethics and the Financial Code of Ethics. Details can be found at: www.philips.com/gbp.

The GBP Review Committee is ultimately responsible for the effective deployment of the GBP and for generally promoting a culture of compliance and ethics within the company. The Committee is chaired by the Chief Legal Officer, and its members include the Chief HR Officer, the Chief of International Markets and the Chief Financial Officer. In 2018, all of our 17 markets installed market compliance committees, which act as local satellites of the GBP Review Committee, dealing with GBP-related matters within the local context. The Secretariat of the GBP Review Committee, together with a worldwide network of GBP Compliance Officers, supports the organization with the implementation of GBP initiatives.

As part of our continuous effort to raise GBP awareness and foster dialog throughout the organization, each year a global GBP communications and training plan is deployed. In 2018, the biennial legal compliance face-to-face trainings were once again deployed amongst thousands of our customer-facing employees. For our online workforce, the GBP e-learning was fully updated, aligning it with the company’s current risk profile. We also invested in new concepts for our annual GBP Dialogue Initiative in May and June.

One of the key controls to measure implementation of our GBP is the GBP Self-Assessment, which is part of our Internal Control framework. With the input from our businesses and our internal control experts and in alignment with our auditors, we have thoroughly reviewed the design of this control to significantly enhance its effectiveness and reaffirm its importance for GBP compliance as a key internal control. The scheduled go-live date is the first half of 2019. In 2018 there was also a significant increase in the scope of our dedicated compliance analytics team, both in terms of breadth – it is now active in the majority of our markets – and in terms of depth, with the addition of new indicators to our dashboards. With these dashboards we are providing actionable compliance metrics to our compliance community and business leaders.

The GBP are supported by established mechanisms that ensure standardized reporting and escalation of concerns where necessary. These mechanisms are based on the GBP Reporting Policy, which urges employees to report any concerns they may have regarding business conduct in relation to the GBP. They can do this either through a GBP Compliance Officer or through the Philips Ethics Line. The latter enables employees and also third parties to report a concern, either by telephone or online, in a variety of languages, 24/7, all year round. Concerns raised are registered consistently in a single database hosted outside of Philips servers to ensure confidentiality and security of identity and information. Encouraging people to submit a complaint when they have exhausted all other means of recourse will continue to be a cornerstone of our GBP communications and awareness campaigns.

8.2Risk categories and factors

In order to provide a comprehensive view of Philips’ enterprise risks, structured risk assessments take place in accordance with the Philips process standard to manage risk as described in Our approach to risk management. As a result of this process, amongst others, the following actions were performed during 2018:

  The potential impact of challenging global political and economic developments on our results were closely monitored, evaluated and addressed through implementing mitigating actions to the extent possible.
  Philips strengthened its (cyber) security governance with the objective of increasing the ability to detect, respond to and close (cyber) security incidents.

  Philips continued making significant investments in its Quality Management System across the company. Changes in the company-wide quality leadership have been made and new standards and initiatives have been launched.
  Philips paid an additional contribution to further reduce the deficit in its US pension plan.
  In order to reduce its exposure to market risk, Philips continued to sell portions of its ownership of Signify (formerly Philips Lighting). Until the completion of the sale of its entire ownership in Signify, Philips remains exposed to changes in the share price of Signify.

The risk overview highlights material risks known to Philips which could hinder it in achieving its objectives. The risk overview may not, however, include all the risks that may ultimately affect Philips. Some risks not yet known to Philips, or currently believed not to be material, could ultimately have a major impact on Philips’ businesses, strategic objectives, revenues, income, assets, liquidity or capital resources. Philips describes the risk factors within each risk category in order of its current view of expected significance. Describing risk factors in their order of expected significance within each risk category does not mean that a lower listed risk factor may not have a material and adverse impact on Philips’ business, strategic objectives, revenues, income, assets, liquidity, capital resources or the achievement of Philips’ goals.

Furthermore, a risk factor listed below other risk factors may ultimately prove to have more significant adverse consequences than those other risk factors. Over time Philips may change its view as to the relative significance of each risk factor.

8.3Strategic risks

Philips may be unable to adapt swiftly to changes in industry or market circumstances, which could have a material adverse impact on its financial condition and results.

Fundamental shifts in the health technology industry, like the transition towards digital, may drastically change the business environment. If Philips is unable to recognize these changes in good time, is late in adjusting its business models, or if circumstances arise such as pricing actions by competitors, then this could have a material adverse effect on Philips’ growth ambitions, financial condition and operating result.

As Philips’ business is global, its operations are exposed to economic and political developments in countries across the world that could adversely impact its financial condition and results.

Philips’ business environment is influenced by political and economic conditions in individual and global markets. Mature economies are the main source of revenues, and emerging economies are an increasing source of revenues. Philips sources its products and services mainly from the US, EU and China, and the majority of Philips’ investments in tangible and intangible assets are located in these geographies.

Changes in the monetary policy and trade and tax laws of the US, China and EU can have a significant adverse impact on other mature economies, emerging economies and international financial markets. Such changes, including competitive or nationalistic tariffs and sanctions, may trigger reactions and countermeasures, leading to adverse impacts on global trade levels and flows, economic growth and political stability, all of which may have an adverse effect on business growth and stability on international financial markets.

It remains difficult to predict changes in, among others, US, Chinese and EU macro-economic outlook, foreign policy, monetary policy, healthcare budgets, and trade and tax laws, and the impact of such changes cannot be predicted. Philips may encounter difficulty in planning and managing operations due to the lack of adequate infrastructure, foreign currency import or export controls, increased healthcare regulation, nationalization of assets or restrictions on the repatriation of returns from foreign investments. Economic and political uncertainty may have a material adverse impact on Philips’ results of operations or financial condition and can also make it more difficult for Philips to budget and forecast accurately. Instability and volatility on international financial markets could have a negative impact on the timing of, and revenues from, the sale of the remaining interest in Signify and on Philips' access to funding. Uncertainty remains as to the levels of (public) capital expenditure in general, unemployment levels, and consumer and business confidence, which could adversely affect demand for products and services offered by Philips. Given that growth in emerging economies is correlated to US, Chinese and European economic growth and that such emerging economies are increasingly important to Philips’ business operations, the above-mentioned risks are also expected to grow and could have a material adverse effect on Philips’ financial condition and results.

The general global political environment remains unfavorable for the businesses due to continued political conflicts and terrorism. Regional geo-political instability in the Middle East, Turkey, the Korean peninsula and other regions, as well as large-scale migration and social instability could continue to impact macroeconomic factors and the international financial markets.

The form of exit of the United Kingdom from the European Union (Brexit) remains uncertain, Philips is exposed to operational and financial risks related to Brexit which may have an adverse impact on its financial condition and operating results. Please refer to Operational risks for further details.

Philips’ overall risk profile is changing as a result of the focus on health technology.

The risk profile of Philips is expected to focus on one industry due to the dynamics of our changing products and services portfolio, acquisitions and partnerships resulting from the execution of our health technology strategy.

Philips’ overall performance in the coming years is expected to depend on the realization of its growth ambitions and results in growth geographies.

Growth geographies are becoming increasingly important in the global market. In addition, Asia is an important production, sourcing and design center for Philips. Philips faces strong competition to attract the best talent in tight labor markets, and intense competition from local companies as well as other global players for market share in growth geographies. Philips needs to maintain and grow its position in growth geographies, invest in data-driven services, invest in local talent, understand developments in end-user preferences, and localize its portfolio in order to stay competitive. If Philips fails to achieve these objectives, it could have a material adverse effect on Philips' growth ambitions, financial condition and operating result.

Philips' growth ambitions and related financial results may be adversely affected by the economic volatility inherent in growth geographies and by the impact of changes in macroeconomic circumstances on growth economies.

Philips does not control joint ventures or associated companies in which it holds interests or invests, which could limit the ability of Philips to identify and manage risks.

Philips holds interests and has invested, and may continue to hold interests and invest, in joint ventures and associated companies in which it has a non-controlling interest. In these cases, Philips has limited influence over, and limited or no control of, the governance, performance and cost of operations of joint ventures and associated companies. Some of these joint ventures and associated companies may represent significant investments and potentially also use the Philips brand. The joint ventures and associated companies that Philips does not control may make business, financial or investment decisions contrary to Philips’ interests or may make decisions different from those that Philips itself may have made. Additionally, Philips' partners or members of a joint venture or associated company may not be able to meet their financial or other obligations, which could expose Philips to additional financial or other obligations, as well as having a material adverse effect on the value of its investments in those entities or potentially subjecting Philips to additional claims. The combined Lumileds and Automotive businesses is an example of an investment in which Philips may continue to have a (residual) investment but does not have control.

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

Furthermore, the organizational simplification expected to be implemented following an acquisition and the resulting cost savings may be difficult to achieve. Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill. Write-downs of these assets due to business developments may have a material adverse effect on Philips’ earnings (see also Goodwill).

Philips’ inability to secure and maintain intellectual property rights for products, whilst maintaining overall competitiveness, could have a material adverse effect on its results.

Philips is dependent on its ability to obtain and maintain licenses and other intellectual property (IP) rights covering its products and its design and manufacturing processes. The IP portfolio is the result of an extensive patenting process that could be influenced by a number of factors, including innovation. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Philips. This is particularly applicable to Personal Health, where third-party licenses are important and a loss or impairment could have a material adverse impact on Philips’ financial condition and operating results.

8.4Operational risks

Failure to comply with quality standards, regulations and associated regulatory actions can trigger warranty and product liability claims against Philips and can lead to financial losses and adversely impact Philips’ reputation, market share and brand.

Philips is required to comply with the highest standards of quality in the manufacture of its medical devices and in the provision of related services. In this regard, Philips is subject to the supervision of various national regulatory authorities. For example, in the EU, a new Medical Device Regulation (EU MDR) was published in 2017, which will impose significant additional pre-market and post-market requirements. Conditions imposed by such national regulatory authorities could result in product recalls or a temporary ban on products and/or stoppages at production facilities, or increased implementation costs in the roll out of products and services. In addition, quality issues and/or liability claims related to products and services could affect Philips’ reputation and its relationships with key customers (both customers for end products and customers that use Philips’ products and services in their business processes). As a result, depending on the product and manufacturing site concerned and the severity of the quality and/or regulatory issue, this could lead to financial losses through lost revenue and the cost of any required remedial actions, and could have further impact on Philips’ reputation, market share and brand. Please refer to Compliance risks.

A breach in the security of, or a significant disruption to, our information technology systems or violation of data privacy laws could adversely affect our operating results, financial condition, reputation and brand.

Philips relies on information technology to operate and manage its businesses and store confidential data (relating to employees, customers, intellectual property, suppliers and other partners). Philips’ products, solutions and services increasingly contain sophisticated information technology and generate confidential data related to customers and patients. Potential geopolitical conflicts and criminal activity continue to drive increases in the number and severity of cyber attacks in general. Like many other multinational companies, Philips is therefore inherently and increasingly exposed to the risk of cyber attacks. Information systems may be damaged, disrupted (including the provision of services to customers) or shut down due to (cyber) attacks by hackers, computer viruses or other malware. In addition, breaches in the security of our systems (or the systems of our customers, suppliers or other business partners) could result in the misappropriation, destruction or unauthorized disclosure of confidential information (including intellectual property) or personal data belonging to us or to our employees, partners, customers or suppliers. This is particularly significant with respect to patient medical records. Successful cyber attacks may result in substantial costs and other negative consequences, which may include, but are not limited to, lost revenues, reputational damage, remediation costs, and other liabilities to regulators, customers and partners and may involve incurrence of civil and/or criminal penalties. Furthermore, enhanced protection measures can involve significant costs.

To manage cyber security risks, Philips has created a Group Security function, instituted a Security Steering Committee (SSC), and implemented security management processes and controls, as well as monitoring risk trends on material security topics, such as the risk of security breaches in our information systems and our products and services. Dedicated security reports are shared with the Board of Management, Executive Committee and Supervisory Board and external auditors. On a quarterly basis, briefings on cyber security risks are provided to the IT Audit & Risk Committee, including an overview of risk responses and progress made. Risk workshops are held to calibrate cyber security risks and the appropriate risk appetite.

The SSC contains representation from several corporate functions, such as Group Security and Internal Audit, Business Groups and relevant Executive Committee members, e.g. the Chief Legal Officer, attend SSC meetings; the SSC is chaired by the Chief Financial Officer. The SSC evaluates and sets the Group’s security strategy and issues security policies. In addition to security strategy, the status of the action items defined during the risk management process are evaluated on progress and effectiveness. Additionally, foundational and risk-based security training has been provided throughout the organization. For Mergers & Acquisitions, specific attention is devoted to ensuring a sufficient level of security maturity before and during the M&A processes, including post-merger integration. However, these efforts may prove to be insufficient or unsuccessful.

Philips has experienced cyber attacks but to date has not incurred any significant damage as a result, or incurred significant monetary cost in taking corrective action. However, there can be no assurance that in the future Philips will be as successful in avoiding damage from cyber attacks, which could lead to financial losses and other penalties and consequences described above. Additionally, the integration of new acquisitions and the successful outsourcing of business processes are highly dependent on secure and well-controlled IT systems.

Diversity in information technology (IT) could result in ineffective or inefficient business management. IT outsourcing and off-shoring strategies could result in complexities in service delivery and contract management.

Philips continuously seeks to create a more open, standardized and cost-effective IT landscape, including through further outsourcing, off-shoring, commoditization and ongoing reduction in the number of IT systems. These changes create third-party risk with regard to the delivery of IT services, the availability of IT systems, and the scope and nature of the functionality offered by IT systems. Philips has strengthened the security clauses in supplier contracts, increased the compliance reviews for those contracts (internally and externally), and instigated more reviews on key suppliers with regard to information security. However these measures may prove to be insufficient or unsuccessful.

If Philips is unable to ensure effective supply chain management and is faced, for example, with an interruption to its supply chain, including the inability of third parties to deliver parts, components and services on time, and if it is subject to rising raw material prices, it may be unable to sustain its competitiveness in its markets.

Philips is continuing the process of creating a leaner supply base with fewer suppliers, while maintaining dual/multiple sourcing strategies where possible. This strategy very much requires close cooperation with suppliers to enhance, among other things, time to market and quality. In addition, Philips is continuing its initiatives to replace internal capabilities with less costly outsourced products and services. These processes may result in increased dependency on external suppliers and providers. Although Philips works closely with its suppliers to avoid supply-related problems, there can be no assurance that it will not encounter supply problems in the future or that it will be able to replace a supplier that is not able to meet demand sufficiently quickly to avoid disruptions.

Shortages or delays could materially harm Philips' business. Most of Philips’ activities are conducted outside of the Netherlands, and international operations bring challenges. For example, Philips depends partly on the production and procurement of products and parts from Asian countries, and this constitutes a risk that production and shipping of products and parts could be interrupted by regional conflicts, a natural disaster or extreme weather events resulting from climate change. A general shortage of materials, components or subcomponents as a result of natural disasters also poses the risk of unforeseeable fluctuations in prices and demand, which could have a material adverse effect on Philips’ financial condition and operating results.

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

To realize Philips' ambitions for profitable growth, it is important that the company makes further improvements in its solution and product creation process, ensuring timely delivery of new solutions and products at lower cost, and in customer service levels, to gain sustainable competitive advantage. The emergence of new low-cost competitors, particularly in Asia, further underlines the importance of improvements in the product creation process. The success of new solution and product creation, however, depends on a number of factors, including timely and successful completion of development efforts, market acceptance, Philips’ ability to manage the risks associated with new products and production ramp-up issues, the ability of Philips to attract and retain employees with the appropriate skills, the availability of products in the right quantities and at appropriate costs to meet anticipated demand, and the risk that new products and services may have quality or other defects in the early stages of introduction. Accordingly, Philips cannot determine in advance the ultimate effect that new solutions and product creations will have on its financial condition and operating results. If Philips fails to create and commercialize products, or fails to ensure that end-user insights are translated into solution and product creations that improve product mix and consequently contribution, it may lose market share and competitiveness, which could have a material adverse effect on its financial condition and operating results.

Because Philips is dependent on its personnel for leadership and specialized skills, the loss of its ability to attract and retain such personnel would have an adverse effect on its business.

The attraction and retention of talented employees in sales and marketing, research and development, finance, and general management, as well as highly specialized technical personnel, especially in transferring technologies to low-cost countries, is critical to Philips’ success, particularly in times of economic recovery. The loss of specialized skills could also result in business interruptions. There can be no assurance that Philips will be successful in attracting and retaining highly qualified employees and the key personnel needed in the future.

Risk of unauthorized use of intellectual property rights.

Philips produces and sells products and services which incorporate technology protected by intellectual property rights. Philips develops and acquires intellectual property rights on a regular basis. Philips is exposed to the risk that a third party may claim to own the intellectual property rights to technology applied in Philips products and services, and that in the event that their claims of infringement of these intellectual property rights are successful, they may be entitled to damages and Philips could incur a fine.

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

Brexit could have an adverse effect on the company's operations

Philips sells products and services and has manufacturing operations in the United Kingdom. Depending on expectations (in financial markets) and the actual mode of Brexit, which is currently uncertain, the potential financial impact ranges from adverse movements of the pound sterling versus the euro and the US dollar, supply chain disruptions due to the re-introduction of customs controls and to the imposition of new tariffs on imports or exports to and from the United Kingdom. Philips has been preparing and planning for the potential impact of Brexit and is taking precautionary measures, e.g. by building additional inventories to provide continuity of supplies and services to customers. However, in the event of a disruptive Brexit such precautionary measures may prove to be unsuccessful or insufficient.

8.5Compliance risks

Philips is exposed to non-compliance with product safety laws, good manufacturing practices and data privacy.

Philips’ brand image and reputation would be adversely impacted by non-compliance with various product safety laws, good manufacturing practices and data protection. In light of Philips’ digital strategy, data privacy laws are increasingly important. Also, the Diagnosis & Treatment businesses and Connected Care businesses are subject to various (patient) data protection and safety laws. In the Diagnosis & Treatment businesses and Connected Care businesses, privacy and product safety and security issues may arise, especially with respect to remote access or monitoring of patient data, or loss of data on our customers’ systems. Philips is exposed to the risk that its products, including components or materials procured from suppliers, may prove not to be compliant with safety laws, e.g. chemical safety regulations. Such non-compliance could result in a ban on the sale or use of these products.

Philips operates in a highly regulated product safety and quality environment. Philips’ products are subject to regulation (e.g. the new EU Medical Devices Regulation) by various government agencies, including the FDA (US) and comparable foreign agencies (e.g. NMPA China, MHRA UK, ASNM France, BfArM Germany, IGZ Netherlands). Obtaining their approval is costly and time-consuming, but a prerequisite for introducing products in the market. A delay or inability to obtain the necessary regulatory approvals for new products could have a material adverse effect on business. The risk exists that product safety incidents or user concerns, as in the past, could trigger FDA business reviews which, if failed, could lead to business interruption, which in turn could adversely affect Philips’ financial condition and operating results. For example, we may be obligated to pay more costs in the future because, among other things, the FDA may determine that we are not fully compliant with the consent decree and therefore impose penalties under the consent decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the consent decree. Please refer to Consent Decree.

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

European and various national authorities are focused on possible anti-competitive market practices. Philips’ financial position and results could be materially affected by an adverse final outcome of governmental investigations and litigation, as well as any potential related claims. In the past, Philips has been subject to such investigations, litigation and related claims. See also Contingent assets and liabilities.

Legal proceedings covering a range of matters are pending in various jurisdictions against Philips and its current and former group companies. Due to the uncertainty inherent in legal proceedings, it is difficult to predict the final outcome of pending or future proceedings.

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

Please refer to Contingent assets and liabilities for additional disclosure relating to specific legal proceedings.

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

The reliability of financial reporting is important in ensuring that management decisions for steering the businesses and managing both top-line and bottom-line growth are based on reliable data. Flaws in internal control systems, including internal controls to identify and manage cybersecurity risks, could adversely affect the financial position and results and hamper expected growth.

Accurate disclosures provide investors and other market professionals with significant information for a better understanding of Philips’ businesses. Imperfections or lack of clarity in disclosures, including disclosures with respect to cybersecurity risks and incidents, could create market uncertainty regarding the reliability of the data presented and could have a negative impact on the Philips share price.

The reliability of revenue and expenditure data is key for steering the business and for managing top-line and bottom-line growth. The long lifecycle of healthcare sales, from order acceptance to accepted installation, together with the complexity of the accounting rules for when revenue can be recognized in the accounts, presents a challenge in terms of ensuring consistent and correct application of the accounting rules throughout Philips’ global business.

8.6Financial risks

Philips is exposed to a variety of treasury risks and other financial risks including liquidity risk, currency risk, interest rate risk, commodity price risk, credit risk, country risk and other insurable risk.

Negative developments impacting the liquidity of global capital markets could affect the ability of Philips to raise or re-finance debt in the capital markets, or could lead to significant increases in the cost of such borrowing in the future. If the markets expect a downgrade or downgrades by the rating agencies, or if such a downgrade has actually taken place, this could increase the cost of borrowing, reduce our potential investor base and adversely affect our business.

Philips operates in over 100 countries and its earnings and equity are therefore inevitably exposed to fluctuations in exchange rates of foreign currencies against the euro. Philips’ sales are sensitive in particular to movements in the US dollar, Japanese yen and a wide range of other currencies from developed and emerging economies. Philips’ sourcing and manufacturing spend is concentrated in the Eurozone, United States and China. Income from operations is particularly sensitive to movements in currencies of countries where the Group has no or very small scale manufacturing/local sourcing activities such as Japan, Canada, Australia and the United Kingdom, and in a range of emerging markets such as Russia, South Korea, Indonesia, India and Brazil.

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

Philips is exposed to tax risks which could have a significant adverse financial impact.

Philips is exposed to tax risks which could result in double taxation, penalties and interest payments. The source of the risks could originate from local tax rules and regulations as well as in the international and EU regulatory frameworks. These include transfer pricing risks on internal cross-border deliveries of goods and services, tax risks related to acquisitions and divestments, tax risks related to permanent establishments, tax risks relating to tax loss, interest and tax credits carried forward and potential changes in tax law that could result in higher tax expenses and payments. The risks may have a significant impact on local financial tax results, which, in turn, could adversely affect Philips’ financial condition and operating results.

The value of the deferred tax assets, such as tax losses carried forward, is subject to the availability of sufficient taxable income within the tax loss-carry-forward period, but also to the availability of sufficient taxable income within the foreseeable future in the case of tax losses carried forward with an indefinite carry-forward period. The ultimate realization of the company's deferred tax assets, including tax losses and tax credits carried forward, depends on the generation of future taxable income in the countries where the temporary differences, unused tax losses and unused tax credits were incurred, and on periods during which the deferred tax assets become deductible. Additionally, in certain instances, realization of such deferred tax assets depends on the successful execution of tax planning strategies. Accordingly, there can be no absolute assurance that all deferred tax assets, such as (net) tax losses and credits carried forward, will be realized.

For further details, please refer to the tax risks paragraph in Income taxes.

Philips has defined-benefit pension plans and other post-retirement plans in a number of countries. The funded status and the cost of maintaining these plans are influenced by movements in financial markets and demographic developments, creating volatility in Philips’ financials.

A significant proportion of (former) employees in Europe and North and Latin America is covered by defined-benefit pension plans and other post-retirement plans. The accounting for such plans requires management to make estimates on assumptions such as discount rates, inflation, longevity, expected cost of medical care and expected rates of compensation. Changes in these assumptions (e.g. due to movements in financial markets) can have a significant impact on the Defined Benefit Obligation and net interest cost. A negative performance of the financial markets could have a material impact on cash funding requirements and net interest cost, and also affect the value of certain financial assets and liabilities of the company.

Philips is exposed to uncertainty on the timing and proceeds of a sale of Signify (formerly Philips Lighting)

Philips has sold a substantial part of its ownership in Signify since 2016. Philips’ overall objective is to fully divest its ownership of Signify. The nature or form, timing and level of proceeds from this divestment process are uncertain. The timing and level of proceeds will depend on general market conditions, investor appetite for companies of this size and nature, and the actual and expected future financial performance of Signify. Philips no longer has control over Signify and has deconsolidated the assets, liabilities and financial results of Signify.

Philips is exposed to a number of financial reporting risks, i.e. the risk of material misstatements or errors in its financial reporting.

A risk rating is assigned for each financial reporting risk identified by Philips, based on the likelihood of occurrence and the potential impact of the risk on the financial statements and related disclosures. In determining the probability that a risk will result in a misstatement of a more than inconsequential amount or of a material nature, the following factors are considered to be critical: complexity of the associated accounting activity or transaction process, history of accounting and reporting errors, likelihood of significant (contingent) liabilities arising from activities, exposure to losses, existence of a related party transaction, volume of activity and homogeneity of the individual transactions processed, and changes in accounting characteristics in the prior period compared to the period before that.

For important financial reporting risk areas identified within Philips, please refer to the 'Use of estimates' section in Significant accounting policies, as the company has assessed that reporting risk is closely related to the use of estimates and the application of judgment.

9Supervisory Board

The Supervisory Board supervises the policies of the Board of Management and Executive Committee and the general course of affairs of Koninklijke Philips N.V. and advises the executive management thereon. The Supervisory Board, in the two-tier corporate structure under Dutch law, is a separate and independent corporate body.

The Rules of Procedure of the Supervisory Board are published on the company’s website. For details on the activities of the Supervisory Board, see Supervisory Board report and Supervisory Board.

Jeroen van der Veer 2 3
Born 1947, Dutch
Chairman

Chairman of the Corporate Governance and Nomination & Selection Committee

Member of the Supervisory Board since 2009; third term expires in 2021
Former Chief Executive and Non-executive Director of Royal Dutch Shell and currently Chairman of the Supervisory Board of Royal Boskalis Westminster N.V. Member of the Supervisory Board of Equinor ASA. Chairman of the Supervisory Council of Delft University of Technology. Chairman of Het Concertgebouw Fonds (foundation). Also a senior advisor at Mazarine Energy B.V
Neelam Dhawan 1
Born 1959, Indian
Member of the Supervisory Board since 2012; second term expires in 2020
Head India Advisory Board, IBM. Non-Executive Board Member of ICICI Bank Limited and Yatra Online Inc. Former Vice President, Global Sales and Alliance - Asia Pacific & Japan, Hewlett Packard Enterprise.
Orit Gadiesh 1
Born 1951, Israeli/American
Member of the Supervisory Board since 2014; second term expires in 2022
Currently Chairwoman of Bain & Company and member of the Foundation Board of the World Economic Forum (WEF) and member of the United States Council of Foreign Relations.
Marc Harrison
Born 1964, American
Member of the Supervisory Board since 2018; first term expires in 2022
Currently President and Chief Executive Officer of Intermountain Healthcare. Former Chief of International Business Development for Cleveland Clinic and Chief Executive Officer of Cleveland Clinic Abu Dhabi.
Christine Poon 2 3 4
Born 1952, American
Vice-Chairwoman and Secretary

Chairwoman of the Quality & Regulatory Committee

Member of the Supervisory Board since 2009; third term expires in 2021
Former Vice-Chairwoman of Johnson & Johnson’s Board of Directors and Worldwide Chairwoman of the Pharmaceuticals Group and former dean of Ohio State University’s Fisher College of Business. Currently member of the Board of Directors of Prudential, Regeneron and Sherwin Williams.
Heino von Prondzynski 2 3 4
Born 1949, German/Swiss
Chairman of the Remuneration Committee

Member of the Supervisory Board since 2007; third term expires in 2019
Former member of the Corporate Executive Committee of the F. Hofmann-La Roche Group and former CEO of Roche Diagnostics. Currently Chairman of the Supervisory Board of Epigenomics AG and Quotient Ltd, and member of the Supervisory Board of The Binding Site Group Ltd.
David Pyott 1 4
Born 1953, British/American
Member of the Supervisory Board since 2015;

first term expires in 2019
Former Chairman and Chief Executive Officer of Allergan, Inc. Currently Lead Director of Avery Dennison Corporation. Member of the Board of Directors of Alnylam Pharmaceuticals Inc., BioMarin Pharmaceutical Inc. and privately held Rani Therapeutics, and Chairman of Bioniz Therapeutics. Also Deputy Chairman of the Governing Board of London Business School, member of the Board of Trustees of California Institute of Technology, President of the International Council of Ophthalmology Foundation and member of the Advisory Board of the Foundation of the American Academy of Ophthalmology.
Paul Stoffels
Born 1962, Belgian
Member of the Supervisory Board since 2018; first term expires in 2022

Currently Vice Chair of the Executive Committee and Chief Scientific Officer at Johnson & Johnson. Previously, Worldwide Chair of Pharmaceuticals at Johnson & Johnson, CEO of Virco and Chairman of Tibotec.
Jackson Tai 1 4
Born 1950, American
Chairman of Audit Committee

Member of the Supervisory Board since 2011; second term expires in 2019
Former Vice-Chairman and CEO of DBS Group and DBS Bank Ltd and former Managing Director at J.P. Morgan & Co. Incorporated. Currently a member of the Boards of Directors of Eli Lilly and Company, HSBC Holdings PLC, and Mastercard. Also Non-Executive Director of Canada Pension Plan Investment Board.
1 member of the Audit Committee 2 member of the Remuneration Committee 3 member of the Corporate Governance and Nomination & Selection Committee 4 member of the Quality & Regulatory Committee

10Supervisory Board report

Letter from the Chairman of the Supervisory Board

Dear Stakeholder,

Philips succeeded in making substantial progress in 2018, despite increasing global geo-political and economic uncertainty. Around the world, people need improved access and more personalized healthcare; at the same time, we must better manage the cost of care to society.

Philips has a compelling strategy to become a leading provider of health technology along the health continuum and to help advance value-based care and population health. The company’s innovations have strong market positions supporting personal health, precision diagnosis, image-guided therapies and chronic care, while enabling an effective, integrated connected care continuum, leveraging the power of data and informatics. Its focus on customers’ needs is being rewarded with a growing number of long-term strategic partnerships.

Philips continues to deliver on ambitious sustainability commitments, supporting improved access to care for underserved communities, driving the transition to a circular economy business approach, and taking further strides to become carbon-neutral in its operations by 2020.

With regard to financial performance, Philips was able to deliver on its medium-term roadmap of growing comparable sales * within the 4-6% bracket, while comparable order intake * growth was 10% and the Adjusted EBITA * margin increased by 100 basis points year-on-year. Capital allocation is balanced across dividends, share buybacks, organic R&D investments, and M&A transactions.

The Supervisory Board spent several sessions in 2018 reviewing, among other things, Philips’ performance, strategy, Board and Management succession, talent pipeline, business controls, quality, regulatory compliance, and sustainability programs.

During the course of the year the Board was strengthened by the addition of two new members. Marc Harrison, currently President and Chief Executive Officer of Intermountain Healthcare, has in-depth knowledge of health systems and the overall healthcare industry in North America, as well as globally. Paul Stoffels, currently Chief Scientific Officer at Johnson & Johnson, has in-depth knowledge across medical device, pharmaceutical and consumer segments and has led teams to develop transformational new medicines and healthcare solutions. I am confident both will make a significant contribution to the work of our Board.

Together with my colleagues on the Supervisory Board, I look forward to providing further oversight of Philips as it continues on its exciting journey as a leader in health technology, improving the lives of billions of consumers, patients and healthcare professionals around the world.

Jeroen van der Veer

Chairman of the Supervisory Board

Introduction Supervisory Board Report

The Supervisory Board supervises and advises the Board of Management and Executive Committee in performing their management tasks and setting the direction of the business of the Philips Group. The Supervisory Board acts, and we as individual members of the Board act, in the interests of Koninklijke Philips N.V., its businesses and all its stakeholders. This report includes a more speciﬁc description of the Supervisory Board’s activities during the ﬁnancial year 2018 and other relevant information on its functioning.

Activities of the Supervisory Board

The overview below indicates a number of matters that we reviewed and/or discussed during meetings throughout 2018:

  The annual review of the company’s strategy. Building on the strategy of becoming a leader in health technology, this year’s strategy review focused on the progress made in the execution of the strategy by business and market, the latest insights on market needs, technology developments and competitor moves. The Supervisory Board also reviewed future strategic scenarios along the health continuum, which were subsequently detailed out in strategy deep dives in the second half of the year.
  The performance of the Philips Group and its underlying businesses and flexibility, under its capital structure and credit ratings, to pay dividends and to fund capital investments, including share repurchases and other financial initiatives;
  Philips’ annual management commitment, the 2019 key performance indicators for the Executive Committee and the annual operating plan for 2019;
  Quality and regulatory compliance, systems and processes. The Supervisory Board also reviewed the requirements of the European Union Medical Device Regulation and the plan to meet these requirements. Also refer to the description of the activities of the Quality & Regulatory Committee in section Report of the Quality & Regulatory Committee of this Supervisory Board report;
  Capital allocation, including the dividend policy, the progress made with the share buyback program announced on June 28, 2017 and the M&A framework;
  The potential scenarios for the envisaged sell-down of the remaining stake in Signify (formerly Philips Lighting);
  Significant acquisitions and divestments, including the announcement (in June 2018) of the acquisition of EPD Solutions;
  Philips’ industrial strategy, focusing on the supply chain and manufacturing footprint optimization;
  The performance and transformation program for Personal Health and Health System marketing;
  Enterprise risk management, which included an update on the enterprise risk management processes, the annual risk assessment and discussion of the key risks faced by Philips, the control measures and the possible impact of such risks. Risk domains covered included strategy, operations, finance and compliance;
  Talent management, covering strategic workforce capabilities, inclusion & diversity, culture and succession planning for senior management;
  Evaluation of the Board of Management and the Executive Committee based on the achievement of specific group and individual targets approved by the Supervisory Board at the beginning of the year;
  Oversight of adequacy of financial and internal controls;
  Significant civil litigation claims and public investigations against or into Philips; and
  A review of Philips’ five-year sustainability program, which was announced in 2016 and includes targets for Philips’ solutions, operations and supply chain.

The Supervisory Board also conducted “deep dives” on a range of topics including:

  Strategic roadmaps and education sessions on guided therapy, precision diagnostics, connected care, chronic care and consumer health.
  Artificial intelligence (AI) and Philips’ vision on adaptive intelligence, covering Philips AI competencies, capabilities and key platform infrastructure.
  The strategy and performance of Philips North America and China, including market developments, business performance and key strategic initiatives.

The Supervisory Board also reviewed Philips’ annual and interim financial statements, including non- financial information, prior to publication thereof.

Supervisory Board meetings and attendance

In 2018, the members of the Supervisory Board convened for seven regular meetings and one extraordinary meeting. Moreover, we collectively and individually interacted with members of the Executive Committee and with senior management outside the formal Supervisory Board meetings. The Chairman of the Supervisory Board and the CEO met regularly for bilateral discussions about the progress of the company on a variety of matters. The Supervisory Board also held bilateral meetings with several members of the Executive Committee to discuss various topics, including operational performance, quality, investor relations, innovation and financial and internal controls. The Supervisory Board members who were appointed in 2018 followed an induction program and interacted with various Executive Committee members for deep-dives on strategy, finance and investor relations, governance and legal affairs, operations and human resource management.

The Supervisory Board meetings were well attended in 2018. All Supervisory Board members were present during the Supervisory Board meetings in 2018. The Supervisory Board visited the Philips Stamford office in Connecticut, North America, and reviewed the strategy and performance of Philips North America. The Supervisory Board also visited the company’s manufacturing and research and development facilities in Suzhou, China, to meet with local and regional management and toured the site to view demonstrations of the latest innovations in the area of ultrasound, diagnostic imaging and image guided therapy. Furthermore, the Supervisory Board visited the company’s research facilities in Eindhoven, the Netherlands, and met with various executives from Philips Research and Design. The committees of the Supervisory Board also convened regularly (see the separate reports of the committees below) and all of the committees reported back on their activities to the full Supervisory Board. In addition to the formal meetings of the Board and its committees, the Board members held private meetings. We, as members of the Board, devoted sufficient time to engage (proactively if the circumstances so required) in our supervisory responsibilities.

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

The Supervisory Board currently consists of nine members. In 2018, there were a number of changes to the membership of the Board. Paul Stoffels and Marc Harrison were appointed as members of the Supervisory Board. Orit Gadiesh was re-appointed as a member of the Supervisory Board for an additional term of four years. The agenda for the upcoming 2019 Annual General Meeting of Shareholders will include a proposal to re-appoint David Pyott as a member of the Supervisory Board for an additional term of four years. The current term of appointment of Heino von Prondzynski will expire at the end of such meeting, after serving three consecutive terms on the Board. Jackson Tai, whose second term expires in May, 2019, will not be available for re-appointment as a member of the Supervisory Board. Due to other obligations and in alignment with Philips, Jackson Tai will effectively step down from the Supervisory Board on March 31, 2019. We wish to express our sincere appreciation to Heino and Jack and are grateful for their years of service, for their dedication and the wisdom that they have brought to Supervisory Board discussions and decisions.

The Supervisory Board pays great value to diversity in its composition and it adopted a Diversity Policy for the Supervisory Board, the Board of Management and the Executive Committee (see the Corporate Governance and Nomination and Selection Committee report for further details). As laid down in the Diversity Policy, the aim is that the Supervisory Board (and the Board of Management and the Executive Committee) comprise members with a European and a non-European background (nationality, working experience or otherwise) and overall at least four different nationalities, and that they comprise at least 30% male and at least 30% female members. The Supervisory Board’s composition furthermore follows the profile as included in the Rules of Procedure of the Supervisory Board, which aims for an appropriate combination of knowledge and experience among its members encompassing marketing, manufacturing, technology, healthcare, financial, economic, social and legal aspects of international business and government and public administration in relation to the global and multiproduct character of Philips’ businesses. The aim is also to have one or more members with an executive or similar position in business or society no longer than 5 years ago. The composition of the Supervisory Board shall be in accordance with the best practice provisions on independence of the Dutch Corporate Governance Code and each member of the Supervisory Board shall be capable of assessing the broad outline of the overall policy of the company. The size of the Supervisory Board may vary as considered appropriate to support its profile.

Currently, the composition of the Supervisory Board meets the abovementioned gender diversity and nationality targets. We note that there may be various pragmatic reasons – such as other relevant selection criteria and the availability of suitable candidates – that could play a role in the achievement of our diversity targets.

The Supervisory Board has spent time throughout 2018 considering its composition and it will continue to devote attention to this topic during 2019.

In 2018, each member of the Supervisory Board completed a questionnaire to verify compliance with the applicable corporate governance rules and its own Rules of Procedure. The outcome of this survey was satisfactory.

Furthermore, an independent external party facilitated the 2018 self-evaluation process for the Supervisory Board and its committees by drafting the relevant questionnaires as well as reporting on the results. The questionnaire covered topics such as the composition of the Supervisory Board, stakeholder oversight, dynamics of Supervisory Board meetings and relationship between the Supervisory Board and Management, access to information, the frequency and quality of the meetings, quality and timeliness of the meeting materials, the nature of the topics discussed during meetings and the functioning of the Supervisory Board’s committees. The questionnaires were designed in such a way that a comparison between two consecutive years could be made. The responses to the questionnaire were aggregated into a report, after which bilateral meetings were held in early 2019 between the Chairman of the Supervisory Board and each member. For the Chairman, the Vice-Chair met with the other Supervisory Board members before a bilateral meeting was held between the Vice-Chair and the Chairman.

The results of the self-evaluation were shared and discussed in the private meeting of the Supervisory Board and in the committees. The responses provided by the Supervisory Board members indicated that the Board continues to be a well-functioning team. A number of suggestions were made to improve the performance of the Supervisory Board over the coming period, such as increasing the Board’s focus on the company’s talent and succession pipeline, digital & data, and developments in the health technology market and at business competitors. The functioning of the Supervisory Board committees was rated highly and specific feedback was addressed by the Chairman of each committee with its members. The periodic use of an external facilitator to measure the functioning of the Supervisory Board will continue to be considered in the future.

Supervisory Board composition

	Jeroen van der Veer	Neelam Dhawan	Orit Gadiesh	Christine Poon	Heino von Prondzynski	David Pyott	Jackson Tai	Paul Stoffels [1]	Marc Harrison [2]
Year of birth	1947	1959	1951	1952	1949	1953	1950	1962	1964
Gender	Male	Female	Female	Female	Male	Male	Male	Male	Male
Nationality	Dutch	Indian	Israeli/American	American	German/Swiss	British/American	American	Belgian	American
Initial appointment date	2009	2012	2014	2009	2007	2015	2011	2018	2018
Date of (last) (re-)appointment	2017	2016	2018	2017	2015	n/a	2015	n/a	n/a
End of current term	2021	2020	2021	2021	2019	2019	2019	2022	2022
Independent	yes	yes	yes	yes	yes	yes	yes	yes	yes
Committee memberships [3]	RC & CGNSC	AC	AC	RC, CGNSC & QRC	RC, CGNSC & QRC	AC & QRC	AC & QRC	n/a	n/a
Attendance at Supervisory Board meetings	(8/8)	(8/8)	(8/8)	(8/8)	(8/8)	(8/8)	(8/8)	(3/3)	(3/3)
Attendance at Committee meetings	RC (7/7) CGNSC (7/7)	AC (5/5)	AC (5/5)	RC (7/7) CGNSC (7/7) QRC (7/7)	RC (7/7) CGNSC (7/7) QRC (7/7)	AC (5/5) QRC (7/7)	AC (5/5) QRC (6/7)	n/a	n/a
International business	yes	yes	yes	yes	yes	yes	yes	yes	yes
Marketing		yes	yes	yes	yes	yes		yes
Manufacturing	yes	yes						yes
Technology & informatics	yes	yes	yes		yes		yes	yes	yes
Healthcare				yes	yes	yes	yes	yes	yes
Finance	yes			yes	yes	yes	yes	yes	yes
1 Appointed as member of the Supervisory Board with effect from August 1, 2018
2 Appointed as member of the Supervisory Board with effect from October 19, 2018
3 CGNSC: Corporate Governance & Nomination and Selection Committee; AC: Audit Committee; RC: Remuneration Committee; QRC: Quality & Regulatory Committee

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

Composition Board of Management

The agenda for the upcoming 2019 Annual General Meeting of Shareholders will include proposals to re-appoint Frans van Houten as President/CEO and member of the Board of Management, and Abhijit Bhattacharya as member of the Board of Management fulfilling the role of CFO. The Supervisory Board is very pleased that Frans van Houten and Abhijit Bhattacharya remain available as members of the Board of Management. Their re-appointment is recommended in view of the fundamental progress of Philips’ transformation into a solutions-driven health technology company with an improved growth and profitability profile. The Supervisory Board is impressed by their continuing drive to further unlock Philips’ potential to grow its market positions and expand margins, as the company aims to make the world healthier and more sustainable through innovation.

Financial Statements 2018

The financial statements of the company for 2018, as presented by the Board of Management, have been audited by Ernst & Young Accountants LLP, the independent external auditor appointed by the General Meeting of Shareholders. Its reports have been included in Independent auditor’s report We have approved these financial statements, and all individual members of the Supervisory Board (together with the members of the Board of Management) have signed these documents.

We recommend to shareholders that they adopt the 2018 financial statements. We likewise recommend to shareholders that they adopt the proposal of the Board of Management to make a distribution of EUR 0.85 per common share, in cash or in shares at the option of the shareholder (up to EUR 777 million if all shareholders would elect cash), against the net income for 2018.

Finally, we would like to express our thanks to the members of the Executive Committee and all other employees for their continued contribution during the year.

February 26, 2019

The Supervisory Board

Jeroen van der Veer

Christine Poon

Neelam Dhawan

Orit Gadiesh

Marc Harrison

Heino von Prondzynski

David Pyott

Paul Stoffels

Jackson Tai

Further information

To gain a better understanding of the responsibilities of the Supervisory Board and the internal regulations and procedures governing its functioning and that of its committees, please refer to Corporate governance and to the following documents published on the company’s website:

  Articles of Association
  Rules of Procedure Supervisory Board, including the Charters of the Board committees
  Diversity Policy for the Supervisory Board, the Board of Management and the Executive Committee
Changes and re-appointments Supervisory Board and committees 2018
  Paul Stoffels and Marc Harrison were appointed as members of the Supervisory Board.
  Orit Gadiesh was re-appointed as a member of the Supervisory Board.
Proposed re-appointments Supervisory Board 2019
  It is proposed to re-appoint David Pyott as a member of the Supervisory Board.
* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

10.1Report of the Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee is chaired by Jeroen van der Veer and its other members are Christine Poon and Heino von Prondzynski. The Committee is responsible for the review of selection criteria and appointment procedures for the Board of Management, the Executive Committee, certain other key management positions, as well as the Supervisory Board.

In 2018, the Committee met seven times. All Committee members were present during these meetings.

The Committee devoted time on the appointment or reappointment of candidates to fill current and future vacancies on the Supervisory Board, Board of Management and Executive Committee.

Following those consultations it prepared decisions and advised the Supervisory Board on candidates for appointment. This resulted in the appointments of Paul Stoffels and Marc Harrison and the re-appointment of Orit Gadiesh, as members of the Supervisory Board. This also resulted in the proposal to re-appoint David Pyott as a member of the Supervisory Board, at the upcoming 2019 Annual General Meeting of Shareholders.

Under its responsibility for the selection criteria and appointment procedures for Philips’ senior management, the Committee reviewed the functioning of the Board of Management and its individual members, the Executive Committee succession plans and emergency candidates for key roles in the company. The conclusions from these reviews were taken into account in the performance evaluation of the Board of Management and Executive Committee members and the selection of succession candidates * .

In 2018, the Committee devoted time on the appointment or reappointment of candidates to fill current and future vacancies on the Board of Management and Executive Committee. This resulted in the proposals to re-appoint Frans van Houten as President/CEO and member of the Board of Management, and Abhijit Bhattacharya as member of the Board of Management fulfilling the role of CFO, at the Annual General Meeting of Shareholders in 2019. This also resulted in the appointment of Vitor Rocha as CEO of Philips North America and Roy Jakobs as Chief Business Leader of Philips’ Personal Health businesses in January and October 2018, respectively.

With respect to corporate governance matters, the Committee discussed relevant developments and legislative changes, including the Dutch Bill implementing the EU Directive on Shareholder Rights.

Diversity

In 2017, the Supervisory Board adopted a Diversity Policy for the Supervisory Board, the Board of Management and the Executive Committee, which is published on the company website.

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

Currently, the Supervisory Board and Executive Committee/Board of Management comprise members with more than ten different nationalities. The composition of the Board of Management and Executive Committee does not yet meet the above mentioned gender diversity targets. Almost 25% (5 out of 21) of the positions to which the Diversity Policy applies (Supervisory Board and Executive Committee/Board of Management) are held by women. As indicated in the Supervisory Board report, there may be a variety of pragmatic reasons – such as other relevant selection criteria and the availability of suitable candidates – that play a role in the achievement of our diversity targets. That being said, the company has put in place several measures to enhance diversity. In 2016, the company set a renewed intention for Inclusion and Diversity as we pivoted to become a health technology company. Over the course of 2018, Philips has put in place several measures and a more holistic approach to sustainably enhance diversity:

  Inclusion and Diversity ambitions were embedded in the global HR strategy and connected to systems, processes and plans. Execution against this strategy is being monitored monthly based on a global scorecard, resulting in clarity, focus and accountability.
  Philips appointed a global lead for Inclusion and Diversity, which is part of the HR leadership team and is assigned to create an integrated approach towards building and fostering an inclusive work environment in which diversity can thrive. Part of this environment is being built around removing bias and barriers. In this context, programs such as unconscious bias and inclusion training have been developed. Different mentoring programs were deployed globally as well as various local Inclusion and Diversity initiatives to meet different cultural needs and opportunities.
  To achieve sustainable success, the company focused on strengthening the talent pipeline from attraction (with a targeted employer branding campaign for senior women) to promotion and retention. This resulted in a new milestone of having 21% of women at the most senior levels in the Philips organization.
  Growing into a networked organization, the company supported and encouraged the startup of various employee networks. Multiple women’s leadership programs were organized this year. In North America and Europe – where the majority of our senior female leaders reside – train the trainer sessions were organized to empower passionate employees to become certified facilitators.
  Measurement of Inclusion and Diversity through employee surveys. The results of more recent surveys showed positive trends, with both male and female employees becoming more optimistic across all grades about Philips’ encouragement towards diversity of backgrounds, talents, and perspectives.

Philips’ commitment towards Inclusion and Diversity is furthermore reflected in the company-wide Inclusion and Diversity Policy, the General Business Principles and the Fair Employment Policy.

The Committee continues to give appropriate weight to diversity in the nomination and appointment process for future vacancies, while taking into account the overall profile and selection criteria for the appointments of suitable candidates to the Supervisory Board, Board of Management and Executive Committee.

* Reference is made on 2018 Annual Incentive setting out the performance review of the Board of Management and the Executive Committee members by the Remuneration Committee.

10.2Report of the Remuneration Committee

Introduction

The Remuneration Committee is chaired by Heino von Prondzynski. Its other members are Jeroen van der Veer and Christine Poon. The Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee. In performing its duties and responsibilities the Remuneration Committee is assisted by an external consultant and in-house remuneration expert acting on the basis of a protocol which ensures that they act on the instructions of the Remuneration Committee. Currently, no member of the Remuneration Committee is a member of the management board of another listed company. In line with applicable statutory and other regulations, this report focuses on the terms of engagement and remuneration of the members of the Board of Management. The Committee met seven times in 2018. All Committee members were present during these meetings.

Remuneration policy

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

In order to compete for talent in the health technology market, the Supervisory Board identified a new peer group * for remuneration benchmarking purposes in 2017 to align the Board of Management’s remuneration levels closer to equivalent positions in this market. These peer companies are either business competitors, with an emphasis on companies in the healthcare, technology related or consumer products area, or companies we compete with for executive talent. These consist of predominantly Dutch and other European companies, plus a minority number (up to 25%) of US based global companies, of comparable size, complexity and international scope. Annual changes to the peer group can be made by the Supervisory Board, for example for reasons of changes in business or competitive nature of the companies involved. Such change will be disclosed if it has a substantial impact on peer group composition. No changes were made to the peer group during 2018.

To support the policy’s objectives, the remuneration package includes a significant variable part in the form of an annual cash bonus incentive and long-term incentive in the form of performance shares. The policy does not encourage inappropriate risk-taking.

The performance targets for the members of the Board of Management are determined annually at the beginning of the year. The Supervisory Board determines whether performance conditions have been met and can adjust the payout of the annual cash bonus incentive and the long-term incentive grant upward or downward if the predetermined performance criteria were to produce an inappropriate result in extraordinary circumstances. The authority for such adjustments exists on the basis of contractual ultimum-remedium and claw-back clauses. In addition, pursuant to Dutch legislation effective January 1, 2014, incentives may, under certain circumstances, be amended or clawed back pursuant to statutory powers. For more information please refer to Corporate governance. Further information on the performance targets is given in the chapters on the Annual Incentive (see 2018 Annual Incentive) and the Long-Term Incentive Plan (see 2018 Long-Term Incentive Plan) respectively.

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
  We do not pay dividend equivalents on stock options, or restricted share units and performance share units that do not vest
  We do not offer executive contracts with longer than 12 months’ separation payments
  We do not have a remuneration policy in place that encourages our Board of Management to take any inappropriate risks or to act in their own interests
  We do not reward failing members of the Board of Management upon termination of contract
  We do not grant loans or give guarantees to members of the Board of Management
* The remuneration benchmarking peer group currently consists of 25 companies, being: Ahold Delhaize, AkzoNobel, ASML, Atos, BAE Systems, Becton Dickinson, Boston Scientific, Capgemini, Danaher, Electrolux, Ericsson, Essilor International, Essity (formerly SCA, company split), Fresenius Medical Care, Heineken, Henkel & Co, Medtronic, Nokia, Reckitt Benckiser, Roche, Rolls-Royce, Safran, Siemens Healthineers, Smith & Nephew, and Thales. (Alcatel Lucent was excluded as it was acquired by Nokia). This peer group differs from the TSR peer group, see 2018 Long-Term Incentive Plan.

Services agreements

Below, the main elements of the services agreements (overeenkomst van opdracht) of the members of the Board of Management are included.

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

Share ownership

Simultaneously with the approval of the revised Long-Term Incentive (LTI) Plan in 2017, the guideline for members of the Board of Management to hold a certain number of shares in the Company was increased to the level of at least 300% of annual base compensation (400% for the CEO). Until this level has been reached the members of the Board of Management are required to retain all after-tax shares derived from any long-term incentive plan. Frans van Houten and Abhijit Bhattacharya have reached the required share ownership level. Marnix van Ginneken is at 92.9% of his target (i.e., 279% of annual base compensation).

Proposed re-appointments at 2019 AGM

As mentioned in the Supervisory Board report, the agenda for the upcoming 2019 Annual General Meeting of Shareholders will include proposals to re-appoint Frans van Houten and Abhijit Bhattacharya. The main elements of their new services agreements will be made public no later than at the time of issuance of the notice convening such meeting.

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

2018 Internal pay ratios

In line with the Dutch Corporate Governance Code, internal pay ratios are an important input for determining the Remuneration Policy for the Board of Management.

The ratio between the annual total compensation for the CEO * and the average annual total compensation for an employee ** was 63:1 for the 2018 financial year. Both annual total compensation figures include pension benefits. The ratio increased from 56:1 in 2017.

* Based on total CEO compensation costs (EUR 5,391,265) as reported in the Information on remuneration.
** Based on Employee benefit expenses (EUR 5,827 million) divided by the average number of employees (67,649 FTE) as reported in the Income from operations. These results in an average annual total compensation cost of EUR 86,136.

Remuneration costs

The following table gives an overview of the costs incurred by the Company in the financial year in relation to the remuneration of the Board of Management. Costs related to performance shares and restricted share right grants are taken by the Company over a number of years. As a consequence, the costs mentioned below in the performance shares and restricted share rights columns are the accounting cost of multi-year Long-Term Incentive grants to members of the Board of Management.

Philips Group

Remuneration Board of Management 1

in EUR

2018

		Costs in the year
	annual base compensation [2]	base compensation	realized annual incentive	performance shares	restricted share rights	pension allowances	pension scheme costs	other compensation
F.A. van Houten	1,205,000	1,205,000	1,264,286	2,319,460	588	537,181	25,708	39,042
A. Bhattacharya	725,000	718,750	637,536	942,220	129	217,823	25,708	53,522
M.J. van Ginneken	560,000	557,500	362,611	711,806	66	168,210	25,708	35,299
		2,481,250	2,264,433	3,973,486	783	923,214	77,124	127,863
1 Reference date for board membership is December 31, 2018.
2 Annual base compensation as of April 1, 2018

For further details on the pension allowances and pension scheme costs see Pensions.

Annual base compensation

The annual compensation of the members of the Board of Management has been reviewed in April 2018 as part of the regular remuneration review. The annual compensation of Abhijit Bhattacharya and Marnix van Ginneken has been increased per April 1, 2018, from EUR 700,000 to EUR 725,000 and from EUR 550,000 to EUR 560,000 respectively. The increases were made to move the total compensation levels closer to market levels, as well as to reflect internal relativities. The annual compensation of Frans van Houten remained unchanged at EUR 1,205,000.

2018 Annual Incentive

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

The on-target Annual Incentive percentage in 2018 is set at 100% of the annual base compensation for the CEO, at 80% of the annual base compensation for the CFO and at 60% of the annual base compensation for the other member of the Board of Management. The maximum Annual Incentive achievable is 200% of the annual base compensation for the CEO, 160% of the annual base compensation for the CFO and 120% of the annual base compensation for the other member of the Board of Management.

To support the performance culture, the financial targets we set are at Group level for all members of the Board of Management. The 2018 payouts, shown in the following table, reflect the above target performance on two out of three metrics (i.e., the comparable sales growth * and EBITA * metric) at Group level that apply to Board of Management. The performance on the comparable cash flow based metric was below target.

Philips Group

Annual Incentive realization

in EUR

2018 (payout in 2019)

	realized annual incentive	as a % of base compensation (2018)
F.A. van Houten	1,264,286	104.9%
A. Bhattacharya	637,536	88.7%
M.J. van Ginneken	362,611	65.0%
* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

2018 Long-Term Incentive Plan

Since 2013, the LTI Plan applicable to the members of the Board of Management consists of performance shares only. The current long-term incentive plan was approved by the General Meeting of Shareholders in 2017.

Grant size

The annual grant size is set by reference to a multiple of base compensation. For the CEO the annual grant size in 2018 is set at 200% of base compensation and for the other members of the Board of Management at 150% of base compensation. The actual number of performance shares to be awarded is determined by reference to the average of the closing price of the Royal Philips share on the day of publication of the first quarterly results and the four subsequent trading days.

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

Performance conditions

Vesting of the performance shares is based on two equally weighted performance conditions:

  50% Adjusted Earnings per Share growth (''EPS'') and
  50% Relative Total Shareholder Return (“TSR”)

EPS

EPS growth is calculated by applying the simple point-to-point method at year end. Earnings are the income from continued operations attributable to shareholders, as reported in the Annual Report. To eliminate the impact of any share buyback, stock dividend etcetera, the number of shares to be used for the purpose of the LTI Plan EPS realization will be the number of common shares outstanding (after deduction of treasury shares) on the day prior to the beginning of the performance period.

Earnings are adjusted for changes in accounting principles during the performance period. The Supervisory Board has discretion to include other adjustments, for example, to account for events that were not planned when targets were set or were outside management’s control (e.g., impairments, restructuring activities, pension items, M&A transactions and costs and currency fluctuations).

The following performance-incentive zone applies for the LTI Plan EPS:

Philips Group

Performance-incentive zone for LTI Plan EPS

in %

	Below threshold	Threshold	Target	Maximum
Payout	0	40	100	200

The LTI Plan EPS targets are set annually by the Supervisory Board. Given that these targets are considered to be company sensitive, LTI Plan EPS targets and the achieved performance are published in the Annual Report after the relevant performance period. For realization of the 2016 grant, see the table on vesting 2016 awards at the end of this section.

TSR

A ranking approach to TSR applies with Philips itself included in the peer group. The TSR peer group - as of 2017 - consists of 20 companies, including Philips.

Philips Group

TSR peer group

Becton Dickinson	General Electric	Resmed
Boston Scientific	Getinge	Siemens Healthineers
Cerner	Groupe SEB	Smith & Nephew
Danaher	Hitachi	Stryker
De Longhi	Hologic	Terumo
Elekta	Johnson & Johnson
Fresenius Medical Care	Medtronic

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

Under the LTI Plan the current members of the Board of Management were granted 124,195 performance shares in 2018.

The following table provides an overview at end December 2018 of performance share grants. The reference date for board membership is December 31, 2018.

Philips Group

Performance shares 1

	grant date	number of performance shares originally granted	value at grant date	end of vesting period	number of performance shares vested in 2018	value at vesting date in 2018
F.A. van Houten	2015	54,877	1,410,000	2018	91,480	3,227,414
	2016	59,287	1,446,000	2019	n.a.	n.a.
	2017	73,039	2,410,000	2020	n.a.	n.a.
	2018	69,005	2,410,000	2021	n.a.	n.a.
A. Bhattacharya	2015	11,676	300,000	2018	19,464	686,690
	2016	26,650	650,000	2019	n.a.	n.a.
	2017	31,822	1,050,000	2020	n.a.	n.a.
	2018	31,138	1,087,500	2021	n.a.	n.a.
M.J. van Ginneken	2015	17,514	450,000	2018	29,196	1,030,035
	2016	20,972	511,500	2019	n.a.	n.a.
	2017	18,563	612,500	2020	n.a.	n.a.
	2018	24,052	840,000	2021	n.a.	n.a.
1 Dividend performance shares not included

For more details of the LTI Plan see Share-based compensation.

Realization of 2016 performance share grant

The 3-year performance period of the 2016 performance share grant ended on December 31, 2018. The payout results are governed by the former 2013 LTI Plan and are explained below.

TSR (50% weighting)

Following Johnson Controls merger with Tyco International (completed September 2016), the Supervisory Board adopted the approach of recognizing Johnson Controls performance through the merger date. As a proxy for future performance, reinvestment in an index of the remaining 19 peer companies was assumed (effectively retaining a peer group of 20 companies).

The TSR achieved by Philips during the performance period was 51.61%. This positioned Philips between the 4th and 5th ranked company in the peer group shown in the following table, resulting in an achievement of 200%.

TSR results LTI Plan 2016 grant: 51.61%

Total Shareholder Return ranking per December 31, 2018

Start date: December 2015

End date: December 2018

Company	total return	rank number
Honeywell International	61.86%	1
Emerson Electric	56.06%	2
Smiths Group	53.97%	3
Eaton	53.14%	4
Johnson & Johnson	50.27%	5
Danaher	47.88%	6
3M	39.23%	7
LG Electronics	33.35%	8
Medtronic	32.38%	9
Procter & Gamble	29.10%	10
Schneider Electric	26.59%	11
Siemens	24.49%	12
ABB	23.70%	13
Johnson Controls	20.45%	14
Legrand	13.16%	15
Toshiba	12.45%	16
Hitachi	2.25%	17
Panasonic	(7.10)%	18
Electrolux	(10.05)%	19
General Electric	(64.99)%	20

Adjusted EPS growth (50% weighting)

The LTI Plan EPS payouts and targets set at the beginning of the performance period were as follows:

	Below threshold	Threshold	Target	Maximum
EPS (euro)	<1.30	1.30	1.60	1.90
Payout	0%	40%	100%	200%

LTI Plan EPS is based on the underlying income from continuing operations attributable to shareholders, as included in the Annual Report, adjusted for changes in accounting principles. Furthermore, the Supervisory Board has also deemed it appropriate to make adjustments relating to certain other items that were not contemplated when the targets were set in 2016. These relate to the profit and loss impact of acquisitions, restructuring costs, impact of foreign exchange variations versus plan and non-recurring tax impacts. The sum of these adjustments had a negative impact of 16 cents.

The resulting LTI Plan EPS achievement was determined by the Supervisory Board as 88%.

In view of the above, the following performance achievement and vesting levels have been determined by the Supervisory Board in respect of the 2016 grant of performance shares:

	achievement	weighting	vesting level
TSR	200%	50%	100%
EPS	88%	50%	44%
total			144%
Pensions

Effective January 1, 2015 pension plans which allow pension accrual based on a pensionable salary exceeding an amount in 2018 of EUR 105,075 are, for fiscal purposes, considered to be non-qualifying schemes. For this reason the Executive Pension Plan in the Netherlands was terminated.

The following pension arrangement is in place for the current members of the Board of Management working under a Dutch contract:

  Flex Pension Plan in the Netherlands, which is a Collective Defined Contribution plan with a fixed contribution of (currently) 26.2% up to the maximum pensionable salary of EUR 105,075 (effective January 1, 2018). The Flex Plan has a target retirement age of 67 and a target accrual rate of 1.85%;
  A gross Pension Allowance equal to 25% of the base compensation exceeding EUR 105,075;
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

Additional arrangements

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

Remuneration of the Supervisory Board

The current remuneration structure for Supervisory Board members was approved at the 2018 Extraordinary General Meeting of Shareholders. The table below provides an overview of the current remuneration structure. Prior to the 2017 Annual General Meeting of Shareholders, the Supervisory Board withdrew a proposal on the remuneration of the Supervisory Board based on consultations with shareholders that made it clear that further discussions were needed to attain a broader consensus on this topic. After this withdrawal, we continued our discussions with shareholders in multiple countries, including the Netherlands, the United Kingdom, France and North America (which constitute the largest part of our ownership base). In addition, we met with institutional advisory organizations. The positive feedback from these meetings resulted in the Supervisory Board submitting an updated proposal to the 2018 Extraordinary General Meeting of Shareholders, which approved the proposal.

The table below provides an overview of the current remuneration structure:

Philips Group

Remuneration Supervisory Board

1 in EUR

2018

	Chairman	Vice Chair	Member
Supervisory Board	155,000	115,000	100,000
Audit Committee	27,000	n.a.	18,000
Remuneration Committee	21,000	n.a.	14,000
Corporate Governance and Nomination & Selection Committee	21,000	n.a.	14,000
Quality & Regulatory Committee	21,000	n.a.	14,000
Attendance fee per inter-European trip	2,500	2,500	2,500
Attendance fee per intercontinental trip	5,000	5,000	5,000
Entitlement to Philips product arrangement	2,000	2,000	2,000
1 For more details, see note 27, Information on remuneration

Year 2019

Annual Incentive Board of Management

In line with the new remuneration policy, metrics will be disclosed ex-ante. For 2019, these are comparable sales growth * , EBITA * , and cash flow based metrics measured at Group level (i.e., unchanged from 2018). The targets associated with these metrics will not be disclosed as these are company sensitive.

In line with the remuneration policy as adopted by the General Meeting of Shareholders in 2017, the 2019 on-target Annual Incentive percentage for Mr. van Ginneken is increased to 70% of annual base compensation (currently 60%). The maximum Annual Incentive achievable will remain to be 2 times the on-target levels.

* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

10.3Report of the Audit Committee

The Audit Committee is chaired by Jackson Tai, and its other members are Neelam Dhawan, Orit Gadiesh and David Pyott. Jeroen van der Veer also regularly participated in Audit Committee meetings. The Committee assists the Supervisory Board in fulﬁlling its supervisory responsibilities for, among other things, ensuring the integrity of the company’s ﬁnancial statements, reviewing the company’s internal controls and enterprise risk management.

The Audit Committee met five times during 2018, convened education sessions, and reported its ﬁndings to the plenary Supervisory Board. All Audit Committee members were present during these meetings.

The CEO, the CFO, the Chief Legal Officer, the Head of Internal Audit, the Group Chief Accountant and the external auditor (Ernst & Young Accountants LLP) attended all regular meetings.

Furthermore, the Committee met separately with each of the CEO, the CFO, the Chief Legal Officer, the Head of Internal Audit and the external auditor. In addition, the Audit Committee chair met one-on-one with the above and also the Group Treasurer, the Group Chief Accountant, the Head of Legal Compliance, the Chief Information Security Officer and the Chief Information Officer prior to Committee meetings.

The overview below indicates a number of matters that we reviewed and/or discussed during Committee meetings throughout 2018:

  The company’s 2018 annual and interim ﬁnancial statements, including non-ﬁnancial information, prior to publication thereof. The Committee also assessed in its quarterly meetings the adequacy and appropriateness of internal control policies and internal audit programs and their ﬁndings.
  Matters relating to accounting policies, ﬁnancial risks, reporting and compliance with accounting standards. Compliance with statutory and legal requirements and regulations, particularly in the ﬁnancial domain, was also reviewed. Important ﬁndings, Philips’ top and emerging areas of risk (including the internal auditor’s reporting thereon, and the Chief Legal Officer’s review of litigation and other claims) and follow-up actions and appropriate measures were examined thoroughly.
  Each quarter, the Committee reviewed the company’s cash ﬂow generation, liquidity and financing headroom, under its capital structure and credit ratings, to pay dividends and to fund capital investments, including share repurchases and other financial initiatives.

  The Committee also monitored the ongoing goodwill impairment indicators and reviewed the goodwill impairment tests performed in the fourth quarter, risk management, information and cyber security risks, legal compliance and developments in regulatory investigations as well as legal proceedings including antitrust investigations and related provisions.
  Specific finance topics included dividend policy, share repurchases, capital spending, pension de-risking and the company’s debt financing strategy.
  The Committee reviewed Philips’ Enterprise Risk Management, which included an annual risk assessment and discussion of Philips’ top and emerging risks and mitigating actions.

  The Committee reviewed the progress made with the implementation of an integrated, company-wide data and IT platform, the ERP kernel consolidation and the implementation timetable.
  With regard to internal audit, the Committee reviewed and, if required, approved the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, as well as the leadership succession, stafﬁng, independence and organizational structure of the internal audit function.
  With regard to the external audit, the Committee reviewed the proposed audit scope, approach and fees, the non- audit services provided by the external auditor in conformity with the Philips Auditor Policy, as well as any changes to this policy. The Committee also reviewed the key audit matters, focusing on revenue recognition (multiple element sales contracts and sales promotion), valuation of goodwill, taxes (valuation and disclosure related to deferred tax assets), valuation and disclosure of accrual estimates for legal claims, litigations and contingencies and valuation of capitalized research and development cost (product development).
  The Committee reviewed the independence as well as the professional ﬁtness and good standing of the external auditor and its engagement partners. For information on the fees of Group auditor, please refer to ‘Audit fees’ in the note Income from operations.
  The company’s policy on business controls, legal compliance and the General Business Principles (including the deployment thereof). The Committee was informed on, and discussed and monitored closely the company’s internal control certiﬁcation processes, in particular compliance with section 404 of the US Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls. It also discussed on a regular basis the developments in and findings relating to conduct resulting from investigations into alleged violations of the General Business Principles and, if required, any measures taken.

The Committee convened education sessions on compliance under the EU General Data Protection Regulation as well as regulatory and statutory requirements, and also a separate session on the new accounting standard IFRS 16 (leases) and the implications for Philips.

During each Audit Committee meeting, the Committee reviewed the quarterly report from the external auditor in which the auditor set forth its ﬁndings and attention points during the relevant period. Apart from the Audit Committee meetings, the external auditor attended all private sessions with the Audit Committee, where their observations were further discussed. The annual audit letter was circulated to the full Supervisory Board and planned actions to address the items raised were discussed with Management in the Audit Committee meetings and also in private sessions with Management. The Committee assessed the overall performance of the external auditor, as required by the Auditor Policy. This assessment resulted in the proposal to re-appoint the Company’s current external auditor, Ernst & Young Accountants LLP, at the upcoming 2019 Annual General Meeting of Shareholders.

Finally, the Committee also reviewed its own Charter and concluded that it was satisfactory.

10.4Report of the Quality & Regulatory Committee

The Quality and Regulatory Committee was established in view of the importance of the quality of the company’s products, systems, services, and software. The Committee provides broad oversight of compliance to the regulatory requirements that govern the development, manufacturing, marketing and servicing of the company’s products. The Q&R Committee assists the Supervisory Board in fulfilling its oversight responsibilities in these areas. It is chaired by Christine Poon and its members are Heino von Prondzynski, David Pyott and Jackson Tai.

The Q&R Committee met seven times in 2018. All Committee members were present during these meetings, with the exception of one member, who was unable to attend the April Committee meeting. The Chief Executive Officer and the Chief Quality Officer were present during these meetings.

The overview below indicates some of the matters that were discussed during meetings throughout 2018:

  Quality and regulatory dashboards, which display key performance indicators for business groups and markets, measuring performance and continuous improvement to enhance quality and compliance;
  The status and outcome of quality & regulatory investigations and related matters, including the progress made in line with the terms of the consent decree with the US Department of Justice, representing the FDA, focusing primarily on Philips’ defibrillator manufacturing in the US;
  The 2018 quality transformation priorities, focusing on quality and integrity, product quality, Philips Quality Management Systems and compliance;
  The culture of quality and measures taken to enhance the quality culture and awareness in the company;
  Complaint handling and post market surveillance;
  Strategic supplier quality risk management processes and supplier quality dashboards.
  Regulatory developments, including the company’s preparations to implement the EU Medical Device Regulation and the potential impact of this regulation on capabilities and the product portfolio; and
  Review progress in development of talent and capabilities of the company’s quality and regulatory function.

Members of the Q&R Committee also visited the manufacturing facilities in Suzhou, China, and met with local and regional management.

11Corporate governance

Corporate governance of the Philips Group - Introduction

Koninklijke Philips N.V., a company organized under Dutch law, is the parent company of the Philips Group. The Company, started as a limited partnership with the name Philips & Co in Eindhoven, the Netherlands, in 1891, and was converted into the company with limited liability N.V. Philips’ Gloeilampenfabrieken on September 11, 1912. The Company’s name was changed to Philips Electronics N.V. on May 6, 1994, to Koninklijke Philips Electronics N.V. on April 1, 1998, and to Koninklijke Philips N.V. on May 15, 2013. Its shares have been listed on the Amsterdam Stock Exchange, Euronext Amsterdam, since 1912. The shares have been traded in the United States since 1962 and have been listed on the New York Stock Exchange since 1987.

In recent decades the Company has pursued a consistent policy to improve its corporate governance in line with Dutch, US and international best practices. The Company has worked to incorporate a fair disclosure practice in its investor relations policy, to strengthen the accountability of its executive management and the members of its Supervisory Board (who are independent of the Company), and to respect and enhance the rights and powers of shareholders and to raise the level of communication with investors. The Company is required to comply with, inter alia, Dutch corporate governance rules, the US Sarbanes-Oxley Act, and other US securities laws and related regulations (including applicable stock exchange rules), insofar as such US laws and regulations are applicable to the Company. A summary of the significant differences between the Company’s corporate governance practice and the New York Stock Exchange corporate governance standards applicable to US domestic issuers is published on the Company’s website (www.philips.com/investor).

In this report, the Company addresses its overall corporate governance structure and states to what extent and in what way it applies the principles and best practice provisions of the Dutch Corporate Governance Code (dated December 8, 2016). This report also includes the information which the Company is required to disclose pursuant to the Dutch governmental Decree on Article 10 Takeover Directive and the governmental Decree on Corporate Governance. When deemed necessary in the interests of the Company, deviations from aspects of the Company’s corporate governance structure are disclosed in this corporate governance report.

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

11.1Board of Management and Executive Committee

Introduction

The Board of Management is entrusted with the management of the Company. Certain key officers have been appointed to manage the Company together with the Board of Management, allowing functions, businesses and markets to be represented at the highest levels in the company. The members of the Board of Management and these key officers together constitute the Executive Committee. For practical purposes, the Executive Committee has adopted a division of responsibilities that indicates the functional and business areas monitored and reviewed by the individual members. In this corporate governance report, wherever the Executive Committee is mentioned, this also includes the Board of Management, unless the context requires otherwise.

Under the chairmanship of the President/Chief Executive Officer (CEO), the members of the Executive Committee drive the Company’s management agenda and share responsibility for the continuity of the Philips Group, focusing on long-term value creation and taking into account the interests of shareholders and other stakeholders. For a description of the other responsibilities and tasks of the Executive Committee please refer to the Rules of Procedure of the Board of Management and the Executive Committee which are published on the Company’s website.

In compliance with the Dutch Corporate Governance Code, the Annual Report addresses the strategy and culture of Philips aimed at long-term value creation. Philips' strategy is described in more detail in Strategy and Businesses. Here, reference is also made to the Philips Business System, a collection of best practices and global processes that provide a framework for continuous improvement and operational excellence, with the aim of delivering on the Company’s mission and vision and ensuring success is repeatable. As set out on Social performance, Philips promotes a behavior and competency-driven growth and performance culture, which is anchored by the integrity norms described in the Philips General Business Principles (GBP). The Message from the CEO explains how the Company’s strategy was executed in 2018; in this regard, please refer also to Financial performance.

The Board of Management remains accountable for the actions and decisions of the Executive Committee and has ultimate responsibility for the Company’s management and external reporting. It is also answerable to the Company's shareholders at the Annual General Meeting of Shareholders.

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

The Executive Committee is supervised by the Supervisory Board and shall provide the latter with all the information it needs to fulfill its own responsibilities. Major decisions of the Board of Management and Executive Committee require the approval of the Supervisory Board; these include decisions concerning (a) the operational and financial objectives of the Company, (b) the strategy designed to achieve these objectives, (c) if necessary, the parameters to be applied in relation to the strategy and (d) corporate social responsibility issues that are relevant to the Company.

The Executive Committee follows the Rules of Procedure of the Board of Management and Executive Committee, which set forth procedures for meetings, resolutions and minutes.

(Term of) Appointment, composition and conflicts of interest

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

Members of the Board of Management and the CEO are appointed for a term of four years, it being understood that this term expires at the end of the General Meeting of Shareholders to be held in the fourth year after the year of their appointment or, if applicable, until a later retirement date or other contractual termination date in the fourth year, unless the General Meeting of Shareholders resolves otherwise. The same applies in the case of re-appointment, which is possible for consecutive terms of four years. Members may be suspended by the Supervisory Board and by the General Meeting of Shareholders and dismissed by the latter. Individual data on the members of the Board of Management and Executive Committee are published in Board of Management and Executive Committee.

The other members of the Executive Committee are appointed, suspended and dismissed by the CEO, subject to approval by the Supervisory Board.

Candidates for appointment to the Board of Management and the Executive Committee are selected taking into account the Company’s Diversity Policy for the Supervisory Board, the Board of Management and the Executive Committee (effective December 31, 2017, and published on the Company’s website). As also addressed in the Diversity Policy, Dutch legislation on board diversity provides that the Company must pursue a policy of having at least 30% of the seats on the Board of Management held by men and at least 30% of these seats held by women. For more details on the Diversity Policy and board diversity please refer to Report of the Corporate Governance and Nomination & Selection Committee.

A member of the Board of Management requires the approval of the Supervisory Board before they can accept a position as a member of a supervisory board or a position as a non-executive director on a one-tier board (Non-Executive Directorship) at another company. The Supervisory Board must be notified of other important positions (to be) held by a member of the Board of Management. Dutch legislation provides for certain limitations on the number of Non-Executive Directorships a member of the Board of Management may hold. No such board member shall hold more than two Non-Executive Directorships at ‘large’ companies (naamloze vennoots chappen or besloten vennootschappen) or ‘large’ foundations (stichtingen), as defined under Dutch law, and no member of the Board of Management shall hold the position of chairman of another one-tier board or the position of chairman of another supervisory board. In order for a company or foundation to be regarded as 'large', it must meet at least two of the following criteria: (i) the value of the assets according to the balance sheet with explanatory notes, considering the acquisition or manufacturing price, exceeds EUR 20 million; (ii) the net turnover exceeds EUR 40 million; or (iii) the average number of employees equals or exceeds 250. During the financial year 2018 all members of the Board of Management complied with the limitations described above in this paragraph.

Dutch legislation on conflicts of interest provides that a member of the Board of Management may not participate in the adoption of resolutions if he or she has a direct or indirect personal conflict of interest with the Company or related enterprise. If all members of the Board of Management have a conflict of interest, the resolution concerned will be considered by the Supervisory Board. The Company’s corporate governance includes rules to specify situations in which a potential or actual conflict may exist, to avoid such conflicts of interest as much as possible, and to deal with such conflicts should they arise. The Company's rules on conflicts of interest apply to the members of the Executive Committee.

Relevant matters relating to conflicts of interest, if any, must be disclosed in the Annual Report for the financial year in question. No such matters, however, have occurred during the financial year 2018.

Amount and composition of the remuneration of the Board of Management

The remuneration of the individual members of the Board of Management is determined by the Supervisory Board on the proposal of the Remuneration Committee of the Supervisory Board, taking into account the policy thereon as adopted by the General Meeting of Shareholders.

Pursuant to Dutch legislation, the implementation of the remuneration policy during the financial year must be included as a separate agenda item in the convening notice for a General Meeting of Shareholders and must be dealt with before the meeting can proceed to consider and adopt the Annual Accounts.

The current Remuneration Policy applicable to the Board of Management was adopted at the Annual General Meeting of Shareholders held in 2017 and is published on the Company’s website. Deviations from elements of the remuneration policy in extraordinary circumstances, when deemed necessary in the interests of the Company, will be disclosed in the Annual Report or, in the case of an appointment, in good time prior to the appointment of the person concerned.

A full and detailed description of the composition of the remuneration of the individual members of the Board of Management is included in Report of the Remuneration Committee.

All members of the Board of Management are engaged by means of a services agreement (overeenkomst van opdracht), as Dutch legislation prohibits a member of the Board of Management from being employed by means of a contract of employment. In the event of the appointment or re-appointment of a member of the Board of Management, the main elements of the services agreement - including the amount of the fixed base compensation, the structure and amount of the variable compensation component, any severance plan, pension arrangements and the general performance criteria - shall be made public no later than at the time of issuance of the notice convening the General Meeting of Shareholders in which a proposal for (re-) appointment of that member of the Board of Management has been placed on the agenda. In compliance with the Dutch Corporate Governance Code, the term of the services agreement of the members of the Board of Management is set at four years and, in the event of termination, severance payment is limited to a maximum of one year’s base compensation. From 2003 until 2013, Philips maintained a Long-Term Incentive Plan (LTI Plan) consisting of a mix of restricted share rights and stock options for members of the Board of Management, Philips executives and other key employees. Since the full revision in 2013 of the LTI Plan applicable to members of the Board of Management, the plan consists of performance shares only, with cliff-vesting three years after the date of grant, dependent upon the achievement of certain performance conditions. For more details please refer to Report of the Remuneration Committee .

Pursuant to Dutch legislation, the Supervisory Board is authorized to change unpaid bonuses awarded to members of the Board of Management if payment or delivery of the bonus would be unacceptable according to the principles of reasonableness and fairness. The Company, which in this respect may also be represented by the Supervisory Board or a special representative appointed for this purpose by the General Meeting of Shareholders, may also claim repayment of bonuses paid or delivered insofar as these have been granted on the basis of incorrect information on the fulfillment of the relevant performance criteria or other conditions. Bonuses are broadly defined as ‘non-fixed’ remuneration - either in cash or in the form of share-based compensation - that is conditional in whole or in part on the achievement of certain targets or the occurrence of certain circumstances. The explanatory notes to the balance sheet shall report on any moderation and/or claim for repayment of board remuneration. No such moderation or claim for repayment has occurred during the financial year 2018.

Members of the Board of Management hold shares in the Company for the purpose of long-term investment and are required to refrain from short-term transactions in Philips securities. According to the Philips Rules of Conduct with respect to Trading in Royal Philips Securities, members of the Board of Management are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of twenty business days following the publication of annual and quarterly results (provided the person involved has no ‘inside information’ regarding Philips at that time, unless an exemption is available). Furthermore, the Rules of Procedure of the Board of Management and Executive Committee contain provisions concerning ownership of and transactions in non-Philips securities by members of the Board of Management. Members of the Board of Management are prohibited from trading, directly or indirectly, in securities of any of the companies belonging to the peer group, during one week preceding the disclosure of Philips’ annual or quarterly results. The rules referred to above apply to all members of the Executive Committee. Transactions in shares in the Company carried out by members of the Board of Management and members of the Supervisory Board are reported to the Netherlands Authority for the Financial Markets (AFM) in accordance with the European Market Abuse Regulation and, if necessary, to other relevant authorities.

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

In line with regulatory requirements, the Company’s policy forbids personal loans to and guarantees on behalf of members of the Board of Management or the Supervisory Board. No such loans were granted and no such guarantees were issued in 2018, nor were any loans or guarantees outstanding as of December 31, 2018.

The aggregate share ownership of the members of the Board of Management and the Supervisory Board represents less than 1% of the outstanding ordinary shares in the Company.

Risk management approach

Risk management and control forms an integral part of the Philips business planning and performance review cycle. The Company’s risk and control policy is designed to provide reasonable assurance that objectives are met by integrating risk assessment in the strategic planning process, integrating management control into the daily operations, ensuring compliance with legal requirements and safeguarding the integrity of the Company’s financial reporting and its related disclosures. The Executive Committee identifies risks and determines the risk appetite and appropriate risk responses related to the achievement of business objectives and critical business processes. The Executive Committee reports on and accounts for internal risk management and control systems to the Supervisory Board and its Audit Committee. Risk factors and the risk management approach, as well as the sensitivity of the Company’s results to external factors and variables, are described in more detail in Risk management. Significant changes and improvements in the Company’s risk management and internal control system have been discussed with the Supervisory Board’s Audit Committee and the external auditor and are also disclosed in Risk management.

With respect to financial reporting, a structured self- assessment and monitoring process is used company-wide to assess, document, review and monitor compliance with Internal Controls over Financial Reporting. Any deficiencies noted in the design and operating effectiveness of Internal Controls over Financial Reporting which were not completely remediated are evaluated at year-end by the Board of Management. On the basis thereof, the Board of Management confirms that: (i) the management report (within the meaning of section 2:391 of the Dutch Civil Code) provides sufficient insights into any failings in the effectiveness of the internal risk management and control systems; (ii) such systems provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies; (iii) based on the current state of affairs, it is justified that the financial reporting is prepared on a going concern basis; and (iv) the management report states those material risks and uncertainties that are relevant to the expected continuity of the company for a period of twelve months after the preparation of the report. The ﬁnancial statements fairly represent the ﬁnancial condition and result of operations of the Company and provide the required disclosures.

It should be noted that the above does not imply that the internal risk management and control systems provide certainty as to the realization of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud or non-compliances with rules and regulations.

In view of the above, the Board of Management believes that it is in compliance with the requirements of recommendation 1.4.2 of the Dutch Corporate Governance Code. The above statement on internal controls should not be construed as a statement in response to the requirements of section 404 of the US Sarbanes-Oxley Act. The statement as to compliance with section 404 is set forth on Management’s report on internal control.

In addition to the Philips General Business Principles (GBP), the Company has a Financial Code of Ethics which additionally applies to designated senior executives, including the CEO and the CFO, and to the senior management in the Philips Finance Leadership Team who head the Finance departments of the Company. The GBP and the Financial Code of Ethics are published on the Company’s website.

The Company, through the Supervisory Board’s Audit Committee, also has appropriate procedures in place for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Company’s whistleblower mechanisms furthermore allow employees and, since May 2015, external parties to confidentially and anonymously report grievances to the Company, also on topics other than questionable accounting or auditing matters. The Company does not tolerate retaliation against internal whistleblowers who report a concern in good faith. More information on GBP governance and our whistleblower procedures can be found on Sustainability statements and Risk management.

In view of the requirements under the US Securities Exchange Act, procedures are in place to enable the CEO and the CFO to provide certifications with respect to the Annual Report on Form 20-F.

There is a Disclosure Committee that advises the Board of Management and various officers and departments involved on the timely review, publication and filing of periodic and current financial and non-financial reports. In addition to the certification by the CEO and the CFO under US law, under Dutch law each individual member of the Board of Management and the Supervisory Board must sign the Group and Company financial statements being disclosed and submitted to the General Meeting of Shareholders for adoption. If one or more of their signatures is missing, this shall be stated, and the reasons for this given. The members of the Board of Management issue the responsibility statement referred to in Group financial statements, as required by Dutch company law and securities law.

11.2Supervisory Board

Introduction

The Supervisory Board supervises the Board of Management, the Executive Committee and the general course of business of Philips, and advises the executive management thereon. In the two-tier corporate structure under Dutch law, the Supervisory Board is a separate body that is independent of the Board of Management. Its independent character is also reﬂected in the requirement that members of the Supervisory Board can be neither a member of the Board of Management nor an employee of the company. The Supervisory Board considers all its members to be independent under the Dutch Corporate Governance Code and, in respect of the members of its Audit Committee under the applicable US rules.

Acting in the interests of both the Company and the Group and taking into account the relevant interests of the Company’s stakeholders, the Supervisory Board supervises and advises the Board of Management and Executive Committee in performing their management tasks and setting the direction of the Group’s business, including (a) the Group’s performance, (b) the Group’s view on long-term value creation, (c) the Group’s culture aimed at long-term value creation, (d) the Group’s general strategy aimed at long-term value creation and the risks connected to its business activities, (e) the operational and financial objectives, (f) the parameters to be approved in relation to the strategy, (g) corporate social responsibility issues, (h) the structure and management of the systems of internal business controls and risk management, (i) the financial reporting process, (j) the compliance with applicable laws and regulations, also including the internal reporting systems on such compliance and the adequate follow-up thereof, (k) the Company/shareholder relationship, (l) the corporate governance structure of the Company and (m) senior management staffing, including succession planning. The Group’s strategy and major management decisions are discussed with and approved by the Supervisory Board. For a description of the other responsibilities and tasks of the Supervisory Board please refer to the Supervisory Board’s Rules of Procedure on the Company’s website.

In the Supervisory Board report, the Supervisory Board describes the composition and functioning of the Supervisory Board and its committees, the activities of the board and its committees in the financial year 2018, the number of committee meetings held and the main items discussed. Please refer to Supervisory Board report.

The Rules of Procedure of the Supervisory Board are published on the Company’s website. These rules set forth the Supervisory Board’s governance rules governing meetings, items to be discussed, resolutions, appointment and re-election, committees, conflicts of interest, trading in securities, and the profile of the Supervisory Board. The Rules of Procedure also include the charters of the Board’s committees, to which the plenary Supervisory Board, while retaining overall responsibility, has assigned certain tasks: the Corporate Governance and Nomination & Selection Committee, the Audit Committee, the Remuneration Committee and the Quality & Regulatory Committee. Each committee reports to, and submits its minutes for information to the Supervisory Board.

(Term of) Appointment, composition and conflicts of interest

The Supervisory Board consists of at least five members (currently nine), including a Chairman, and a Vice- Chairman and Secretary. The Dutch ‘large company regime’ does not apply to the Company itself. Members are currently appointed by the General Meeting of Shareholders for fixed terms of four years, upon a binding recommendation from the Supervisory Board.

According to the Company’s Articles of Association, this binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened. At this new meeting the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority. In the event that a binding recommendation has been overruled, a new binding recommendation shall be submitted to the General Meeting of Shareholders. If such second binding recommendation has been overruled, the General Meeting of Shareholders shall be free to appoint a board member.

There is no age limit applicable. Members are eligible for re-appointment for a fixed term of four years once, and may subsequently be re-appointed for a period of two years, which appointment may be extended by at most two years. The report of the Supervisory Board must state the reasons for any re-appointment beyond an eight-year period. The dates on which the Supervisory Board members have been (re-)appointed are published on the Company’s website.

Candidates for appointment to the Supervisory Board are selected, taking into account the Diversity Policy. As also addressed in the Diversity Policy, Dutch legislation on board diversity provides that the Company must pursue a policy of having at least 30% of the seats on the Supervisory Board held by men and at least 30% by women. The Supervisory Board’s composition furthermore follows the profile included in the Rules of Procedure of the Supervisory Board. For more details on the Diversity Policy and board diversity please refer to Supervisory Board report.

The Chairman of the Supervisory Board is independent, as determined in accordance with the Dutch Corporate Governance Code. Furthermore, the Dutch Corporate Governance Code sets forth certain limitations on the number of non-independent members of the Supervisory Board, and its committees. As mentioned in the introduction to this section, the Supervisory Board considers all its members to be independent under the Dutch Corporate Governance Code and, in respect of the members of its Audit Committee under the applicable US rules.

The Supervisory Board is assisted by the secretary within the meaning of best practice provision 2.3.10 of the Dutch Corporate Governance Code (the “Secretary”). The Secretary ensures that correct procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations and its obligations under the Articles of Association. Furthermore, the Secretary assists the Chairman of the Supervisory Board in the actual organization of the affairs of the Supervisory Board (information, agenda, evaluation, introductory program) and is the contact person for interested parties who want to make concerns known to the Supervisory Board. The Secretary shall be appointed by, and may be dismissed by the Board of Management, subject to the approval of the Supervisory Board.

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

After their appointment, all members of the Supervisory Board follow an introductory program, which covers general financial and legal affairs, financial reporting by the Company, any specific aspects that are unique to the Company, its business activities and its culture, and the responsibilities of a Supervisory Board member. Any need for further training or education of members will be reviewed annually, also on the basis of an annual evaluation survey.

Dutch legislation provides that no member of the Supervisory Board shall hold more than five Non- Executive Directorships at ‘large’ companies or foundations as defined under Dutch law (see Board of Management and Executive Committee), with a position as chairman counting for two. During the financial year 2018 all members of the Supervisory Board complied with the limitations on Non-Executive Directorships described above.

Dutch legislation on conflicts of interest provides that a member of the Supervisory Board may not participate in the adoption of resolutions if he or she has a direct or indirect personal conflict of interest with the Company or a related enterprise. If all members of the Supervisory Board have a conflict of interest, the resolution concerned must be considered by the General Meeting of Shareholders. The Company’s corporate governance includes rules to specify situations in which a (potential) conflict may exist, to avoid (potential) conflicts of interest as much as possible, and to deal with such conflicts should they arise.

Relevant matters relating to conflicts of interest, if any, must be mentioned in the Annual Report for the financial year in question. No decisions to enter into material transactions in which there are conflicts of interest with members of the Supervisory Board were taken during the financial year 2018.

Meetings of the Supervisory Board

The Supervisory Board meets at least six times per year, including a meeting on strategy. On the advice of its Audit Committee, the Supervisory Board, also discusses, at least once a year, the main risks facing the business, the result of the assessment of the structure and operation of the internal risk management and control systems, as well as any significant changes thereto. The members of the Executive Committee attend the meetings of the Supervisory Board, except those meetings relating to matters such as the desired profile, composition and competence of the Supervisory Board and the Executive Committee, as well as the remuneration and performance of individual members of the Executive Committee and the conclusions to be drawn on the basis thereof. In addition to these items, the Supervisory Board, being responsible for the quality of its own performance, discusses, at least once a year on its own, without the members of the Executive Committee being present: (i) both its own functioning and that of the individual members, and the conclusions to be drawn on the basis thereof, as well as (ii) both the functioning of the Board of Management and that of the individual members, and the conclusions to be drawn on the basis thereof. The CEO and other members of the Executive Committee meet on a regular basis with the Chairman and other members of the Supervisory Board. The Executive Committee is required to keep the Supervisory Board informed of all facts and developments concerning Philips that the Supervisory Board may need to be aware of in order to function as required and to properly carry out its duties. The Executive Committee is also required to consult the Supervisory Board on important matters and to submit certain important decisions to it for its prior approval. The Supervisory Board and its individual members each have a responsibility to request from the Executive Committee and the external auditor all information that the Supervisory Board needs in order to be able to carry out its duties properly as a supervisory body. If the Supervisory Board considers it necessary, it may obtain information from officers and external advisers of the Company. The Company provides the necessary means for this purpose. The Supervisory Board may also require that certain officers and external advisers attend its meetings.

The Chairman of the Supervisory Board

The responsibilities of the Supervisory Board’s Chairman include those recommended in the Dutch Corporate Governance Code. Amongst others, the Chairman will ensure that: (a) the Supervisory Board has proper contact with the Board of Management, (b) there is sufficient time for deliberation and decision-making by the Supervisory Board, (c) the members of the Supervisory Board receive all information that is necessary for the proper performance of their duties in a timely fashion, (d) the Supervisory Board and its committees function properly, (e) the functioning of individual members of the Board of Management and of the Supervisory Board is assessed at least annually, (f) any material misconduct and irregularities (or suspicion thereof) are reported to the Supervisory Board without delay, (g) the shareholder meetings proceed in an orderly and efficient manner, and (h) effective communication with shareholders is assured.

The Vice-Chairman of the Supervisory Board shall deputize for the Chairman when the occasion arises. The Vice-Chairman shall act as the point of contact for individual members of the Supervisory Board or the Board of Management concerning the functioning of the Chairman of the Supervisory Board.

Remuneration of the Supervisory Board and share ownership

The remuneration of the individual members of the Supervisory Board, as well as the additional remuneration of its Chairman and the members of its committees, is determined by the General Meeting of Shareholders. The remuneration of a Supervisory Board member is not dependent on the results of the Company. Further details are published on Remuneration of the Supervisory Board

Shares or rights to shares shall not be granted to a Supervisory Board member. In accordance with the Rules of Procedure of the Supervisory Board, any shares in the Company held by a Supervisory Board member are long-term investments. The Supervisory Board has adopted a policy on ownership of and transactions in non-Philips securities by members of the Supervisory Board. This policy is included in the Rules of Procedure of the Supervisory Board.

The Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee consists of at least the Chairman and Vice-Chairman of the Supervisory Board. The Committee reviews the corporate governance principles applicable to the Company at least once a year, and advises the Supervisory Board on any changes to these principles that it deems appropriate. It also (a) draws up selection criteria and appointment procedures for members of the Supervisory Board, the Board of Management and the Executive Committee; (b) periodically assesses the Diversity Policy for the Supervisory Board, the Board of Management and the Executive Committee, the size and composition of the Supervisory Board, the Board of Management and the Executive Committee, and makes proposals for a composition profile of the Supervisory Board, if appropriate; (c) periodically assesses the functioning of individual members of the Supervisory Board, the Board of Management and the Executive Committee, and reports on this to the Supervisory Board. The Committee also consults with the CEO and the Executive Committee on candidates to fill vacancies on the Supervisory Board, the Board of Management and the Executive Committee, and advises the Supervisory Board on the candidates for appointment. It further supervises the policy of the Executive Committee on the selection criteria and appointment procedures for Philips Executives.

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

In performing its duties and responsibilities, the Remuneration Committee is assisted by an external consultant and an in-house remuneration expert acting on the basis of a protocol to ensure that the expert acts on the instructions of the Remuneration Committee and on an independent basis in which conﬂicts of interest are avoided.

The Audit Committee

The Audit Committee, which currently consists of four members of the Supervisory Board, meets at least four times a year, before the publication of the annual, semi-annual and quarterly results. The composition of the Audit Committee meets the relevant requirements under Dutch law and the applicable US rules. All of the members are considered to be independent and financially literate and the Audit Committee as a whole has the competence relevant to the sector in which the Company is operating. In addition, Jackson Tai and David Pyott are each designated as an Audit Committee financial expert, as defined under the regulations of the US Securities and Exchange Commission. The Supervisory Board considers the expertise and experience available in the Audit Committee, in conjunction with the possibility to take advice from internal and external experts and advisors, to be sufficient for the fulfillment of the tasks and responsibilities of the Audit Committee. The Audit Committee may not be chaired by the Chairman of the Supervisory Board or by a (former) member of the Board of Management.

The tasks and functions of the Audit Committee are described in the committee’s charter, which is published on the Company’s website as part of the Rules of Procedure of the Supervisory Board. These tasks and functions include the duties recommended in the Dutch Corporate Governance Code, as well as the duties imposed by applicable US regulations. More specifically, the Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities for the integrity of the Company’s financial statements, the financial reporting process, the effectiveness (also in respect of the financial reporting process) of the system of internal business controls and risk management, the internal and external audit process, the internal and external auditor’s qualifications, independence and performance, as well as the Company’s process for monitoring compliance with laws and regulations and the General Business Principles (GBP). The Audit Committee reports its findings to the Supervisory Board, and submits recommendations to ensure the integrity of the financial reporting process.

The Audit Committee reviews the Company’s annual and interim financial statements, including non- financial information, prior to publication and advises the Supervisory Board on the adequacy and appropriateness of internal control policies and internal audit programs and their findings. It also reports to the Supervisory Board the most important points of discussion between the external auditor and the Board of Management on the draft management letter and the draft annual report.

In reviewing the Company’s annual and interim statements, including non-financial information, and advising the Supervisory Board on internal control policies and internal audit programs, the Audit Committee reviews matters relating to accounting policies, compliance with accounting standards and compliance with statutory and legal requirements and regulations, particularly in the financial domain.

Important findings and identified risks are examined thoroughly by the Audit Committee in order to allow appropriate measures to be taken. With regard to the internal audit, the Audit Committee, in cooperation with the external auditor, reviews the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, staffing, independence and the organizational structure of the internal audit function. Decisions by the Board of Management regarding the appointment and removal of the internal auditor are subject to the approval of the Audit Committee.

With regard to the external audit, the Audit Committee (among other responsibilities) reviews the proposed audit scope (including the main risks of the reporting process), approach and fees, the independence of the external auditor, its performance and its (re-) appointment (or dismissal), audit and permitted non-audit services provided by the external auditor in conformity with the Philips Policy on Auditor Independence, as well as any changes to this policy. The Audit Committee also considers the report of the external auditor with respect to the annual financial statements and the auditor's report on internal control. The Audit Committee acts as the principal contact for the external auditor if the auditor discovers irregularities in the content of the financial reports. It also advises on the Supervisory Board’s statement to shareholders in the annual accounts. The Audit Committee periodically discusses the Company’s policy on business controls, the GBP and the deployment thereof, overviews on tax, IT and IT security, litigation and legal proceedings, environmental exposures, financial exposures in the area of treasury, real estate, pensions, and the Group’s major areas of risk. In general, the Company’s external auditor attends the Audit Committee meetings.

The Quality & Regulatory Committee

The Quality & Regulatory Committee has been established by the Supervisory Board in view of the central importance of the quality of the Company’s products, systems, services and software as well as the development, testing, manufacturing, marketing and servicing thereof, and the regulatory requirements relating thereto. The Quality & Regulatory Committee assists the Supervisory Board in fulfilling its oversight responsibilities in this area, whilst recognizing that the Audit Committee assists the Supervisory Board in its oversight of other areas of regulatory, compliance and legal matters.

The Quality & Regulatory Committee consists of at least two members and meets as often as is necessary or desirable for the performance of its duties.

11.3General Meeting of Shareholders

Introduction

The Annual General Meeting of Shareholders is held every year to discuss the Annual Report, including the report of the Board of Management, the annual financial statements with explanatory notes thereto and additional information required by law, as well as the Supervisory Board report, any proposal concerning dividends or other distributions, the (re-)appointment of members of the Board of Management and Supervisory Board (if any), important management decisions as required by Dutch law, and any other matters proposed by the Supervisory Board, the Board of Management or shareholders in accordance with the provisions of the Company’s Articles of Association. The Annual Report, the financial statements and other regulated information such as is defined in the Dutch Act on Financial Supervision (Wet op het financieel toezicht), will solely be published in English. As a separate agenda item and in accordance with Dutch law, the General Meeting of Shareholders discusses the discharge of the members of the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties in the preceding financial year. However, this discharge only covers matters that are known to the Company and the General Meeting of Shareholders when the resolution is adopted. General Meetings of Shareholders are held in Eindhoven, Amsterdam, Rotterdam, The Hague, Utrecht or Haarlemmermeer (including Schiphol Airport). The Annual General Meeting of Shareholders is held no later than six months after the end of the financial year.

Meetings are convened by public notice, via the Company’s website or other electronic means of communication, and registered shareholders are notified by letter or by the use of electronic means of communication, at least 42 days prior to a meeting. Extraordinary General Meetings of Shareholders may be convened by the Supervisory Board or the Board of Management if deemed necessary and must be held if shareholders jointly representing at least 10% of the outstanding share capital make a written request to that effect to the Supervisory Board and the Board of Management, specifying in detail the business to be dealt with. The agenda of a meeting shall contain such business as may be placed thereon by the Board of Management or the Supervisory Board, and agenda items will be explained in writing where necessary. The agenda shall list which items are for discussion and which items are to be voted upon.

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

Pursuant to Dutch legislation, shareholders requesting an item to be included on the agenda of a meeting have an obligation to disclose their full economic interest (i.e. long position and short position) to the Company. The Company has the obligation to publish such disclosures on its website.

Main powers of the General Meeting of Shareholders

All outstanding shares carry voting rights. The main powers of the General Meeting of Shareholders are to appoint, suspend and dismiss members of the Board of Management and the Supervisory Board, to adopt the annual accounts, to declare dividends, to discharge the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties for the previous ﬁnancial year, to appoint the external auditor as required by Dutch law, to adopt amendments to the Articles of Association and proposals to dissolve or liquidate the Company, to issue shares or rights to shares, to restrict or exclude pre-emptive rights of shareholders and to repurchase or cancel outstanding shares. Following common corporate practice in the Netherlands, each year the Company requests limited authorization to issue (rights to) shares, to restrict or exclude pre-emptive rights and to repurchase shares. In compliance with Dutch law, decisions of the Board of Management that are so far-reaching that they would greatly change the identity or nature of the Company or the business require the approval of the General Meeting of Shareholders. This includes resolutions to: (a) transfer the business of the Company, or almost the entire business of the Company, to a third party; (b) enter into or discontinue long-term cooperation by the Company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or ordinary partnership, if this cooperation or its discontinuation is of material signiﬁcance to the Company; or (c) acquire or dispose of (at the level of the Company or one of its subsidiaries) a participating interest in the capital of a company to the value of at least one-third of the amount of the assets according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company. Thus the Company applies principle 4.1 of the Dutch Corporate Governance Code within the framework of the Articles of Association and Dutch law and in the manner described in this corporate governance report.

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

The Board of Management and the Supervisory Board are required to provide the General Meeting of Shareholders with all requested information, unless this would be prejudicial to an overriding interest of the Company. If the Board of Management and the Supervisory Board invoke an overriding interest in refusing to provide information, the reasons for this must be given. If a serious private bid is made for a business unit or a participating interest and the value of the bid exceeds a certain threshold (currently one-third of the amount of the assets according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company), and such bid is made public, the Board of Management shall, at its earliest convenience, make public its position on the bid and the reasons for this position.

A resolution to dissolve the Company or change its Articles of Association can be adopted at a General Meeting of Shareholders by at least three-quarters of the votes cast, on condition that more than half of the issued share capital is represented at this meeting. If the requisite share capital is not represented, a further meeting to which no quorum requirement applies shall be convened and held within eight weeks of the first meeting. Furthermore, the resolution requires the approval of the Supervisory Board. If the resolution is proposed by the Board of Management, an absolute majority of votes is required in order for the resolution to be adopted and no quorum requirement applies to the meeting.

Repurchase and issue of (rights to) shares

At the 2018 Annual General Meeting of Shareholders it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the Company within the limits of the Articles of Association and within a certain price range up to and including November 2, 2019. The maximum number of shares the company may hold will not exceed 10% of the issued share capital as of May 3, 2018. The number of shares may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs.

In addition, at the 2018 Annual General Meeting of Shareholders it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to issue shares or to grant rights to acquire shares in the Company as well as to restrict or exclude the pre-emption right accruing to shareholders up to and including November 2, 2019. This authorization is limited to a maximum of 10% of the number of shares issued as of May 3, 2018.

11.4Meeting logistics and other information

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

Information which is required to be published or deposited pursuant to the provisions of company law and securities law applicable to the Company and which is relevant to the shareholders, is placed and updated on the Company’s website, or hyperlinks are established. The Board of Management and Supervisory Board shall ensure that the General Meeting of Shareholders is informed of facts and circumstances relevant to proposed resolutions in explanatory notes to the agenda and, if deemed appropriate, by means of a ‘shareholders' circular’ published on the Company’s website.

Resolutions adopted by the General Meeting of Shareholders shall be recorded by a civil law notary and co-signed by the chairman of the relevant meeting; such resolutions shall also be published on the Company’s website within 15 days after the meeting. Upon request, a draft summary of the discussions during a General Meeting of Shareholders, in the language of the meeting, is made available to shareholders no later than three months after the meeting. Shareholders shall have the opportunity to respond to this summary for three months, after which a ﬁnal summary is adopted by the chairman of the meeting in question. Such ﬁnal summary shall be made available on the Company’s website.

Registration, attending meetings and proxy voting

Holders of common shares who wish to exercise the rights attached to their shares in respect of a General Meeting of Shareholders are required to register for such meeting. Shareholders may attend a meeting in person, or may grant a power of attorney to a third party to attend the meeting and to vote on their behalf. Holders of common shares in bearer form will also be able to give voting instructions via the internet (assuming the agenda for such meeting includes voting items). In addition, the Company will distribute a voting instruction form for a General Meeting of Shareholders. By giving voting instructions via the internet or by returning the form, shareholders grant power to an independent proxy holder who will vote according to the instructions expressly given on the voting instruction form. Other persons entitled to vote shall also be given the possibility to give voting proxies or instructions to an independent third party prior to the meeting. Details on registration for meetings, attendance and proxy voting will be included in the notice convening a General Meeting of Shareholders.

Preference shares and the Stichting Preferente Aandelen Philips

As a means to protect the Company and its stakeholders against an unsolicited attempt to obtain (de facto) control of the Company, in 1989 the General Meeting of Shareholders adopted amendments to the Company’s Articles of Association that allow the Board of Management and the Supervisory Board to issue (rights to) preference shares to a third party. As a result, Stichting Preferente Aandelen Philips (the Foundation) was created, which was granted the right to acquire preference shares in the Company. The mere notification that the Foundation wishes to exercise its rights, should a third party ever seem likely in the judgment of the Foundation to obtain (de facto) control of the Company, will result in the preference shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are ordinary shares in the Company outstanding at that time. No preference shares have been issued as of December 31, 2018. In addition, the Foundation has the right to file a petition with the Enterprise Chamber of the Amsterdam Court of Appeal to commence an inquiry procedure within the meaning of section 2:344 Dutch Civil Code.

The object of the Foundation is to represent the interests of the Company, the enterprises maintained by the Company and its affiliated companies within the Group, in such a way that the interests of Philips, these enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of Philips and those enterprises, and also to do anything related to the above ends or conducive to them. In the event of (an attempt at) a hostile takeover or other attempt to obtain (de facto) control of the Company, this arrangement will allow the Company and its Board of Management and Supervisory Board to determine its position in relation to the third party and its plans, to seek alternatives and to defend Philips’ interests and those of its stakeholders from a position of strength. The members of the self- electing Board of the Foundation are Messrs J.M. Hessels, F.J.G.M. Cremers and P.N. Wakkie. No Philips Supervisory Board or Board of Management members or Philips officers are represented on the board of the Foundation.

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

Annual financial statements

The annual financial statements are prepared by the Board of Management and reviewed by the Supervisory Board upon the advice of its Audit Committee, taking into account the report of the external auditor. Upon approval by the Supervisory Board, the accounts are signed by all members of both the Board of Management and the Supervisory Board and are published together with the opinion of the external auditor. The Board of Management is responsible, under the supervision of the Supervisory Board, for the quality and completeness of such publicly disclosed financial reports. The annual financial statements are presented for discussion and adoption at the Annual General Meeting of Shareholders, to be convened subsequently. Under US securities regulations, the Company files its Annual Report separately on Form 20-F, incorporating major parts of the Annual Report as prepared under the requirements of Dutch law.

Internal controls and disclosure policies

Comprehensive internal procedures, compliance with which is supervised by the Supervisory Board, are in place for the preparation and publication of the Annual Report, the annual accounts, the quarterly figures and ad hoc financial information. Monitoring of Internal Controls over Financial Reporting takes place via annual independent testing (by an external service provider) of the internal controls over financial reporting and disclosure controls and procedures required under applicable US law, quarterly internal control reviews and bi-annual self-assessment procedures. In addition, ongoing monitoring by business and finance management takes place as part of their daily supervision and management.

As part of these procedures, a Disclosure Committee has been appointed by the Board of Management to oversee the Company’s disclosure activities and to assist the Board of Management in fulfilling its responsibilities in this respect. The Committee’s purpose is to ensure that the Company implements and maintains internal procedures for the timely collection, evaluation and disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Company is subject. Such procedures are designed to capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to the Company’s various businesses. The effectiveness of these procedures for this purpose will be reviewed periodically.

Auditor information

In accordance with the procedures laid down in the Philips Auditor Policy and as mandatorily required by Dutch law, the external auditor of the Company is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, after the latter has been advised by the Audit Committee and the Board of Management. Under this Auditor Policy, the Supervisory Board and the Audit Committee assess the functioning of the external auditor. The main conclusions of this assessment are communicated to the General Meeting of Shareholders for the purpose of assessing the nomination for the appointment of the external auditor.

The current auditor of the Company, Ernst & Young Accountants LLP (EY), was appointed at the 2015 Annual General Meeting of Shareholders, for a term of four years starting January 1, 2016. Mrs. S.D.J. Overbeek-Goeseije is the current partner of EY in charge of the audit duties for Philips. The agenda for the upcoming 2019 Annual General Meeting of Shareholders will include a proposal to re-appoint EY as external auditor of the Company.

In general, the external auditor attends the meetings of the Audit Committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings. The external auditor attends the meeting of the Supervisory Board at which the external auditor’s report on the audit of the annual accounts is discussed, and at which the annual accounts are approved. In its audit report on the annual accounts to the Board of Management and the Supervisory Board, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters, as appropriate, that it is required to communicate in accordance with the auditing standards generally accepted in the Netherlands and the US.

The partner of the external auditor in charge of the audit duties for Philips will attend the Annual General Meeting of Shareholders. Questions may be put to him/her at the meeting about his/her report. The Board of Management and the Audit Committee of the Supervisory Board are required to report to the Supervisory Board on their dealings with the external auditor on an annual basis, particularly with regard to the auditor’s independence. The Supervisory Board shall take this into account when deciding upon its nomination for the appointment of an external auditor.

Auditor policy

Dutch law requires the separation of audit and non-audit services, meaning the Company’s external auditor is not allowed to provide non-audit services. This is reflected in the Auditor Policy, which is published on the Company’s website. The policy is also in line with (and in some ways stricter than) US Securities and Exchange Commission rules under which the appointed external auditor must be independent of the Company both in fact and appearance.

The Auditor Policy specifies certain audit services and audit-related services (also known as assurance services) that will or may be provided by the external auditor, and includes rules for the pre-approval by the Audit Committee of such services. Audit services must be pre-approved on the basis of the annual audit services engagement agreed with the External Auditor. Proposed audit-related services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, which is designed to ensure that there is no management discretion in determining whether a service has been approved, and to ensure that the Audit Committee is informed of each of the services it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre- approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2018, there were no services provided to the Company by the external auditor which were not pre-approved by the Audit Committee.

11.5Investor Relations

Introduction

The Company is continually striving to improve relations with its shareholders. In addition to communication with its shareholders at a General Meeting of Shareholders, Philips elaborates upon its financial results during conference calls, which are broadly accessible. It publishes informative annual, semi-annual and quarterly reports and press releases, and informs investors via its extensive website. The Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders.

From time to time the Company communicates with investors via road shows, broker conferences and a Capital Markets Day, which are announced in advance on the Company’s website. The purpose of these engagements is to further inform the market of the results, strategy and decisions made, as well as to receive feedback from shareholders. Shareholders can follow the meetings and presentations organized by the Company in real time, by means of webcasting or telephone lines. Thus the Company applies recommendation 4.2.3 of the Dutch Corporate Governance Code, which in its perception and in view of market practice does not extend to less important analyst meetings and presentations. It is Philips’ policy to post presentations to analysts and shareholders on the Company’s website. These meetings and presentations will not take place shortly before the publication of annual, semi-annual and quarterly financial information.

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

The Company shall not, in advance, assess, comment upon or correct, other than factually, any analyst’s reports or valuations. No fee will be paid by the Company to any party for carrying out research for the purpose of analysts’ reports or for the production or publication of analysts’ reports, with the exception of credit-rating agencies.

Major shareholders and other information for shareholders

The Dutch Act on Financial Supervision imposes an obligation on persons holding certain interests to disclose (inter alia) percentage holdings in the capital and/or voting rights in the Company when such holdings reach, exceed or fall below 3, 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent (as a result of an acquisition or disposal by a person, or as a result of a change in the company’s total number of voting rights or capital issued). Certain derivatives (settled in kind or in cash) are also taken into account when calculating the capital interest. The statutory obligation to disclose capital interest relates not only to gross long positions, but also to gross short positions. Required disclosures must be made to the Netherlands Authority for the Financial Markets (AFM) without delay. The AFM then notifies the Company of such disclosures and includes them in a register which is published on the AFM’s website. Furthermore, an obligation to disclose (net) short positions is set out in the EU Regulation on Short Selling.

The AFM register shows the following notification of substantial holdings and/or voting rights at or above the 3% threshold: BlackRock, Inc.: substantial holding of 5.03% and 6.19% of the voting rights (January 5, 2017); Capital Research and Management Company / Capital Group International Inc.: 3.03 % of the voting rights (November 30, 2018). The AFM register also shows a notification by Philips of a substantial holding of 4.14% in its own share capital (no voting rights).

As per December 31, 2018, approximately 93% of the common shares were held through the system of Euroclear (Euroclear shares) and approximately 7% of the common shares were represented by New York Registry Shares issued in the name of approximately 1,034 holders of record, including Cede & Co. Cede & Co acts as nominee for The Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries. Deutsche Bank Trust Company Americas is the New York transfer agent, registrar and dividend disbursing agent.

Only Euroclear shares are traded on the stock market of Euronext Amsterdam. Only New York Registry Shares are traded on the New York Stock Exchange. Pursuant to Section 10:138(2) of the Dutch Civil Code, the laws of the State of New York are applicable to the proprietary regime with respect to the New York Registry Shares, which proprietary regime includes the requirements for a transfer of, or the creation of an in rem right in, such New York Registry Shares. Euroclear shares and New York Registry Shares may be exchanged for each other. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of United States beneficial holders or the number of Shares of New York Registry beneficially held by US residents.

The provisions applicable to all USD denominated corporate bonds issued by the Company in March 2008 and March 2012 (due 2022, 2038 and 2042) contain a ‘Change of Control Triggering Event’. If the Company were to experience such an event with respect to a series of corporate bonds, the Company might be required to offer to purchase the bonds that are still outstanding at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any.

Furthermore, the conditions applicable to the EUR denominated corporate bonds issued in 2017 (due 2019 and 2023) and 2018 (due 2024 and 2028) contain a similar provision (‘Change of Control Put Event’). Upon the occurrence of such an event, the Company might be required to redeem or purchase any of such bonds at their principal amount together with interest accrued.

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

The executive ofﬁces of the Company are located at the Philips Center, Amstelplein 2, 1096 BC Amsterdam, the Netherlands, telephone +31-20-59 77 777.

Compliance with the Dutch Corporate Governance Code

In accordance with the governmental Decree of August 29, 2017, the Company fully complies with the Dutch Corporate Governance Code and applies all its principles and best practice provisions that are addressed to the Board of Management or the Supervisory Board. The full text of the Dutch Corporate Governance Code can be found on the website of the Monitoring Commission Corporate Governance Code (www.commissiecorporategovernance.nl).

11.6Additional information

Set forth below is a summary of certain provisions of the Articles of Association of the Company, applicable Dutch law and related Company policies. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

Articles of association

Object and purpose

The objects of the Company are to establish, participate in, administer and finance legal entities, companies and other legal forms for the purpose of the manufacture and trading of electrical, electronic, mechanical or chemical products, the development and exploitation of technical and other expertise, including software, or for the purpose of other activities, and to do everything pertaining thereto or connected therewith, including the provision of security in particular for commitments of business undertakings which belong to its group, all this in the widest sense, as may also be conducive to the proper continuity of the collectivity of business undertakings, in the Netherlands and abroad, which are carried on by the Company and the companies in which it directly or indirectly participates. The object and purpose can be found on Article 2 of the Articles of Association.

Share Capital

As of December 31, 2018, the issued share capital

consists only of common shares; no preference shares have been issued.

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

Preemptive rights

Shareholders have a pro rata preferential right of subscription to any common share issuance unless the right is restricted or excluded. If designated by the General Meeting of Shareholders, the Board of Management has the power to restrict or exclude the preferential subscription rights. A designation of the Board of Management will be effective for a specified period of up to five years and may be renewed. Currently, the Board of Management has been granted the power to restrict or exclude the preferential right of subscription up to and including November 2, 2019. If the Board of Management has not been designated, the General Meeting of Shareholders has the power to restrict or exclude such rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the General Meeting of Shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.

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

Without prejudice to applicable laws and regulations, the Board of Management may resolve to give notice to holders of its listed and traded via a stock exchange shares via the Company’s website and/or by other electronic means representing a public announcement, which announcement remains directly and permanently accessible until the General Meeting of Shareholders. Holders of registered shares shall be notified by letter, unless the Board of Management resolves to give notice to holders of registered shares by electronic means of communication by sending a legible and reproducible message to the address indicated by the shareholder to the Company for such purpose provided the relevant shareholder has agreed hereto.

In principle all shareholders are entitled to attend a General Meeting of Shareholders, to address the meeting and to vote, except for shares held in treasury by the Company. They may exercise the aforementioned rights at a meeting only for the common shares which on the record date are registered in their name. The record date is published in the above announcement. Holders of registered shares must advise the Company in writing of their intention to attend the General Meeting of Shareholders. Holders of shares listed and traded via a stock exchange who either in person or by proxy wish to attend the General Meeting of Shareholders, should notify ABN AMRO Bank N.V., which is acting as agent for the Company. They must submit a confirmation by a participating institution, in which administration they are registered as holders of the shares, that such shares are registered and will remain registered in its administration up to and including the record date, whereupon the holder will receive an admission ticket for the General Meeting of Shareholders. Holders of shares who wish to attend by proxy have to submit the proxy at the same time. A participating institution is a bank or broker which according to the Dutch Securities Depository Act (Wet giraal effectenverkeer) is an intermediary (intermediair) of the Dutch Central Securities Depository (Euroclear Nederland).

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

The Articles of Association of the Company provide that cash distributions on New York Registry Shares shall be paid in US dollars, converted at the rate of exchange on the stock market of Euronext Amsterdam at the close of business on the day fixed and announced for that purpose by the Board of Management.

Corporate governance

The corporate governance rules established by the New York Stock Exchange (NYSE) allow foreign private issuers, like the Company, to follow home country practices on most corporate governance matters instead of those that apply to US domestic issuers, provided that they disclose any significant ways in which their corporate governance practices differ from those applying to listed US domestic issuers under the NYSE listing standards. A summary of significant differences between certain Dutch practices on corporate governance matters and the corporate governance provisions applicable to US domestic issuers under the NYSE listing standards appears below.

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

The NYSE requires that, when an audit committee member of a listed US domestic issuer serves on four or more audit committees of public companies, the listed company should disclose (either on its website or in its Annual Report on Form 10-K) that the board of directors has determined that this simultaneous service would not impair the director’s service to the listed company. Dutch law does not require the Company to make such a determination.

In accordance with the procedures laid down in the Philips Auditor Policy and as mandatorily required by Dutch law, the external auditor of the Company is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, after the latter has been advised by the Audit Committee and the Board of Management.

New York Registry Shares

Certain common shares of the Company are registered in the register maintained by Deutsche Bank Trust Company Americas, as the New York transfer agent, registrar and dividend disbursing agent (the “New York Transfer Agent”), pursuant to a Transfer Agent Agreement, dated as of July 16, 2018, between the New York Transfer Agent and the Company (such common shares, “New York Registry Shares”). As soon as practicable after receipt from the Company, the New York Transfer Agent will provide holders of New York Registry Shares with a notice of any meeting or solicitation of consents or proxies with a notice prepared by the Company stating (a) such information as is contained in such notice of meeting and any solicitation materials (or a summary thereof in English provided by the Company), (b) that each registered holder at the close of business on the record date set by the Company therefor will be entitled, subject to any applicable provisions of Dutch law and the Articles of Association, to exercise the voting rights pertaining to the New York Registry Shares and (c) the manner in which such voting rights may be exercised. The New York Transfer Agent may, to the extent not prohibited by applicable law, or by the requirements of the New York Stock Exchange, in lieu of distribution of the materials provided to it in connection with any meeting of, or solicitation of consents or proxies from, holders of common shares, distribute to the registered holders of New York Registry Shares a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

Major shareholders as filed with SEC

On January 25, 2017, BlackRock Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 6.3% (58,752,370 shares) of the Company’s common shares. On January 30, 2018, BlackRock Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 9.2% (87,011,431 shares) of the Company’s common shares. On November 9, 2018, BlackRock Inc. filed a Schedule 13G with the SEC indicating that it beneficially owned 10.3% (96,621,253 shares) of the Company’s common shares. On February 6, 2019, BlackRock Inc. filed a Schedule 13G with the SEC indicating that, as of December 31, 2018, it beneficially owned 9.9% (92,130,367 shares) of the Company’s common shares. On February 11, 2019, BlackRock Inc. filed a Schedule 13G with the SEC indicating that, as of January 31, 2019, it beneficially owned 10.1% (93,159,954 shares) of the Company’s common shares. On February 12, 2019, Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP jointly filed a Schedule 13G with the SEC indicating that Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP each beneficially owned 7.05% (65,286,127 shares) of the Company’s common shares and Wellington Management Company LLP beneficially owned 6.55% (60,708,945 shares) of the Company’s common shares. Please also refer to ‘Major shareholders and other information for shareholders’ in Investor Relations.

Equity compensation plans

The Company complies with Dutch legal requirements regarding shareholder approval of equity compensation plans. Dutch law does not require shareholder approval of certain equity compensation plans for which the NYSE listing standards would require such approval. The Company is subject to a Dutch requirement to seek shareholder approval for equity compensation-plans for its members of the Board of Management.

Code of business conduct

The listing standards of the NYSE prescribe certain parameters for listed company codes of business conduct and ethics. The Company has implemented the Philips General Business Principles, which are applicable to all employees and a Financial Code of Ethics, which is applicable to all employees performing an accounting or financial function. Waivers granted to Senior (Financial) Officers (as defined in our Financial Code of Ethics) must be disclosed. In 2018 the Company did not grant any waivers of the Financial Code of Ethics.

12Other information

12.1Reconciliation of non-IFRS information

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

  Comparable sales growth;
  Adjusted EBITA;
  Adjusted income from continuing operations attributable to shareholders;
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted;
  Adjusted EBITDA;
  Free cash flow;
  Net debt : group equity ratio; and
  Comparable order intake.

Non-IFRS measures do not have standardized meanings under IFRS and not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures may not be comparable to measures used by other companies that have the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures contained in this Annual Report and they should not be considered as substitutes for sales, net income, net cash provided by operating activities or other financial measures computed in accordance with IFRS.

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

Comparable sales growth

Comparable sales growth represents the period-on-period growth in sales excluding the effects of currency movements and changes in consolidation. As indicated in Significant accounting policies, foreign currency sales and costs are translated into Philips’ presentation currency, the euro, at the exchange rates prevailing at the respective transaction dates. As a result of significant foreign currency sales and currency movements during the periods presented, the effects of translating foreign currency sales amounts into euros could have a material impact on the comparability of sales between periods. Therefore, these impacts are excluded when presenting comparable sales in euros by translating the foreign currency sales of the previous period and the current period into euros at the same average exchange rates. In addition, the years presented were affected by a number of acquisitions and divestments, as a result of which various activities were consolidated or deconsolidated. The effect of consolidation changes has also been excluded in arriving at the comparable sales. For the purpose of calculating comparable sales, when a previously consolidated entity is sold or control is lost, relevant sales for that entity of the corresponding prior year period are excluded. Similarly, when an entity is acquired and consolidated, relevant sales for that entity of the current year period are excluded.

Comparable sales growth is presented for the Philips Group, operating segments and geographic clusters. Philips’ believes that the presentation of comparable sales growth is meaningful for investors to evaluate the performance of Philips’ business activities over time. Comparable sales growth may be subject to limitations as an analytical tool for investors, because comparable sales growth figures are not adjusted for other effects, such as increases or decreases in prices or quantity/volume. In addition, interaction effects between currency movements and changes in consolidation are not taken into account.

Philips Group

Sales growth composition per segment in %

2016 - 2018

	nominal growth	currency effects	consolidation changes	comparable growth
2018 versus 2017
Diagnosis & Treatment	5.1	4.1	(2.4)	6.8
Connected Care & Health Informatics	(2.5)	4.1	(1.3)	0.3
Personal Health	(1.1)	4.4	0.0	3.3
Philips Group	1.9	4.2	(1.4)	4.7
2017 versus 2016
Diagnosis & Treatment	3.1	2.0	(1.6)	3.5
Connected Care & Health Informatics	0.2	1.9	1.1	3.2
Personal Health	3.0	1.9	0.7	5.6
Philips Group	2.1	1.9	(0.1)	3.9
2016 versus 2015
Diagnosis & Treatment	3.1	0.9	(0.4)	3.6
Connected Care & Health Informatics	4.5	0.1	(0.1)	4.5
Personal Health	5.2	2.0	0.0	7.2
Philips Group	3.7	1.1	0.1	4.9

Philips Group

Sales growth composition per geographic cluster

in %

2016 - 2018

	nominal growth	currency effects	consolidation changes	comparable growth
2018 versus 2017
Western Europe	4.9	0.4	(2.6)	2.7
North America	(1.1)	4.4	(2.6)	0.7
Other mature geographies	10.8	4.1	(0.4)	14.5
Total mature geographies	2.5	3.1	(2.3)	3.3
Growth geographies	0.7	6.5	0.4	7.6
Philips Group	1.9	4.2	(1.4)	4.7
2017 versus 2016
Western Europe	1.2	1.1	0.5	2.8
North America	2.1	2.0	(1.4)	2.7
Other mature geographies	(4.7)	2.6	(0.1)	(2.2)
Total mature geographies	0.8	1.7	(0.6)	1.9
Growth geographies	4.8	2.3	0.9	8.0
Philips Group	2.1	1.9	(0.1)	3.9
2016 versus 2015
Western Europe	2.2	1.9	0.2	4.3
North America	3.6	(0.4)	(0.2)	3.0
Other mature geographies	8.9	(6.2)	(0.4)	2.3
Total mature geographies	3.9	(0.5)	(0.1)	3.3
Growth geographies	3.2	4.6	0.6	8.4
Philips Group	3.7	1.1	0.1	4.9

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

Philips considers the use of Adjusted EBITA appropriate as Philips uses it as a measure of segment performance and as one of its strategic drivers to increase profitability through re-allocation of its resources towards opportunities offering more consistent and higher returns. This is done with the aim of making the underlying performance of the businesses more transparent.

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

Adjusted EBITA is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted EBITA to the most directly comparable IFRS measure, Net income, for the years indicated is included in the table below. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Philips Group

Reconciliation of Net income to Adjusted EBITA

in millions of EUR unless otherwise stated
2016 - 2018

	Philips Group	Diagnosis & Treatment	Connected Care & Health Informatics	Personal Health	Other
2018
Net Income	1,097
Discontinued operations, net of income taxes	213
Income tax expense	193
Investments in associates, net of income taxes	2
Financial expenses	264
Financial income	(51)
Income from operations	1,719	600	179	1,045	(105)
Amortization of intangible assets	347	97	46	126	79
EBITA	2,066	696	225	1,171	(27)
Restructuring and acquisition-related charges	258	142	59	26	31
Other items	41	-	56	18	(33)
Adjusted EBITA	2,366	838	341	1,215	(28)

2017
Net Income	1,870
Discontinued operations, net of income taxes	(843)
Income tax expense	349
Investments in associates, net of income taxes	4
Financial expenses	263
Financial income	(126)
Income from operations	1,517	488	206	1,075	(252)
Amortization of intangible assets	260	55	44	135	26
Impairment of goodwill	9				9
EBITA	1,787	543	250	1,211	(217)
Restructuring and acquisition-related charges	316	151	91	11	64
Other items	50	22	31		(3)
Adjusted EBITA	2,153	716	372	1,221	(157)

2016
Net Income	1,491
Discontinued operations, net of income taxes	(660)
Income tax expense	203
Investments in associates, net of income taxes	(11)
Financial expenses	507
Financial income	(65)
Income from operations	1,464	546	275	953	(310)
Amortization of intangible assets	242	48	46	139	9
Impairment of goodwill	1		1
EBITA	1,707	594	322	1,092	(301)
Restructuring and acquisition-related charges	94	37	14	16	27
Other items	120		(12)		132
Adjusted EBITA	1,921	631	324	1,108	(142)

Adjusted income from continuing operations attributable to shareholders

The term Adjusted income from continuing operations attributable to shareholders represents income from continuing operations less continuing operations non-controlling interests, amortization and impairment of acquired intangible assets, impairment of goodwill, excluding gains or losses from restructuring costs and acquisition-related charges, other items, adjustments to net finance expenses, adjustments to investments in associates and the tax impact of the adjusted items. Shareholders refers to shareholders of Koninklijke Philips N.V.

Restructuring costs, acquisition-related charges and other items are all defined in the Adjusted EBITA section above.

Net finance expenses are defined as either the financial income or expense component of an individual item already identified to be excluded as part of the Adjusted income from continuing operations, or a financial income or expense component with an income statement impact (gain or loss) that is deemed by management to be both significant and incidental to normal business activity.

The Tax impact of the adjusted items is calculated using the Weighted Average Statutory Tax Rate plus any recurring tax costs or benefits.

Philips considers the use of Adjusted income from continuing operations attributable to shareholders appropriate as Philips uses it as the basis for the Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted, a non-IFRS measure.

Adjusted income from continuing operations attributable to shareholders may be subject to limitations as an analytical tool for investors, as it excludes certain items and therefore does not reflect the expense associated with such items, which may be significant and have a significant effect on Philips’ net income. Net income, for the years indicated is included in the table below. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Adjusted income from continuing operations attributable to shareholders is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted income from continuing operations attributable to shareholders to the most directly comparable IFRS measure, Net income, for the years indicated is included in the table below.

Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted

Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted is calculated by dividing the Adjusted income from continuing operations attributable to shareholders by the diluted weighted average number of shares (after deduction of treasury shares) outstanding during the period, as defined in Significant accounting policies, earnings per share section.

Philips considers the use of Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted appropriate as it is a measure that is useful when comparing its performance to other companies in the HealthTech industry. However, it may be subject to limitations as an analytical tool for investors, as it uses Adjusted income from continuing operations attributable to shareholders which has certain items excluded.

Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted is not a recognized measure of financial performance under IFRS. The most directly comparable IFRS measure, income from continuing operations attributable to shareholders per common share (in EUR) - diluted for the years indicated, is included in the table below.

Philips Group

Adjusted income from continuing operations attributable to shareholders 1

in millions of EUR unless otherwise stated

2016-2018

	2016	2017	2018
Net income	1,491	1,870	1,097
Less: Discontinued operations, net of income taxes	(660)	(843)	213
Income from continuing operations	831	1,028	1,310
Less: Continuing operations Non-controlling interest	(4)	(11)	(7)
Income from continuing operations attributable to shareholders	827	1,017	1,303
Adjustments for:
Amortization of acquired intangible assets	242	260	347
Impairment of goodwill	1	9
Restructuring costs and acquisition-related charges	94	316	258
Other items	120	50	41
Net finance expenses	94		57
Tax impact of adjusted items	(225)	(194)	(365)
Adjusted Income from continuing operations attributable to shareholders [2]	1,153	1,459	1,643
Earnings per common share:
Income from continuing operations attributable to shareholders per common share - diluted	0.89	1.08	1.39
Adjusted income from continuing operations attributable to shareholders [1] per common share - diluted	1.24	1.54	1.76
1 Shareholders refers to shareholders of Koninklijke Philips N.V.

Adjusted EBITDA

Adjusted EBITDA is defined as Income from operations excluding amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property, plant and equipment, restructuring costs, acquisition-related charges and other items.

Philips understands that Adjusted EBITDA is broadly used by analysts, rating agencies and investors in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. Philips considers Adjusted EBITDA useful when comparing its performance to other companies in the HealthTech industry. However, Adjusted EBITDA may be subject to limitations as an analytical tool because of the range of items excluded and their significance in a given reporting period. Furthermore, comparisons with other companies may be complicated due to the absence of a standardized meaning and calculation framework. Our management compensates for the limitations of using Adjusted EBITDA by using this measure to supplement IFRS results to provide a more complete understanding of the factors and trends affecting the business rather than IFRS results alone. In addition to the limitations noted above, Adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods. This is because certain excluded items can vary significantly depending on specific underlying transactions or events. Also, the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods and may not be indicative of future results. A reconciliation from net income to Adjusted EBITDA is provided below. Net income, for the years indicated is included in the table below. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Philips Group

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

2016 - 2018

	Philips Group	Diagnosis & Treatment	Connected Care & Health Informatics	Personal Health	Other
2018
Net Income	1,097
Discontinued operations, net of income taxes	213
Income tax expense	193
Investments in associates, net of income taxes	2
Financial expenses	264
Financial income	(51)
Income from operations	1,719	600	179	1,045	(105)
Depreciation, amortization and impairment of assets	1,089	302	176	367	244
Restructuring and acquisition-related charges	258	142	59	26	31
Other items	41	-	56	18	(33)
Adding back impairment of fixed assets included in restructuring and acquisition-related changes and other items	(15)	(7)	(9)	-	1
Adjusted EBITDA	3,093	1,036	462	1,456	139

2017
Net Income	1,870
Discontinued operations, net of income taxes	(843)
Income tax expense	349
Investments in associates, net of income taxes	4
Financial expenses	263
Financial income	(126)
Income from operations	1,517	488	206	1,075	(252)
Depreciation, amortization and impairment of assets	1,025	267	208	371	179
Impairment of goodwill	9				9
Restructuring and acquisition-related charges	316	151	91	11	64
Other items	50	22	31		(3)
Adding back impairment of fixed assets included in restructuring and acquisition-related changes and other items	(86)	(44)	(34)	(1)	(7)
Adjusted EBITDA	2,832	884	502	1,456	(11)

2016
Net Income	1,491
Discontinued operations, net of income taxes	(660)
Income tax expense	203
Investments in associates, net of income taxes	(11)
Financial expenses	507
Financial income	(65)
Income from operations	1,464	546	275	953	(310)
Depreciation, amortization and impairment of assets	976	229	184	385	178
Impairment of goodwill	1		1
Restructuring and acquisition-related charges	94	37	14	16	27
Other items	120		(12)		132
Adding back impairment of fixed assets included in restructuring and acquisition-related changes and other items	(42)	(4)	(4)	(0)	(34)
Adjusted EBITDA	2,613	808	458	1,353	(7)

Free cash flow

Free cash flow is defined as net cash flows from operating activities minus net capital expenditures. Net capital expenditures are comprised of the purchase of intangible assets, expenditures on development assets, capital expenditures on property, plant and equipment and proceeds from sales of property, plant and equipment.

Philips discloses free cash flow as a supplemental non-IFRS financial measure, as Philips believes it is a meaningful measure to evaluate the performance of its business activities over time. Philips understands that free cash flow is broadly used by analysts, rating agencies and investors in assessing its performance. Philips also believes that the presentation of free cash flow provides useful information to investors regarding the cash generated by the Philips operations after deducting cash outflows for purchases of intangible assets, capitalization of product development, expenditures on development assets, capital expenditures on property, plant and equipment and proceeds from disposal of property, plant and equipment. Therefore, the measure gives an indication of the long-term cash generating ability of the business. In addition, because free cash flow is not impacted by purchases or sales of businesses and investments, it is generally less volatile than the total of net cash provided by (used for) operating activities and net cash provided by (used for) investing activities.

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

Philips Group

Composition of free cash flow

in millions of EUR

2016 - 2018

	2016	2017	2018
Net cash flows from operating activities	1,170	1,870	1,780
Net capital expenditures:	(741)	(685)	(796)
Purchase of intangible assets	(95)	(106)	(123)
Expenditures on development assets	(301)	(333)	(298)
Capital expenditures on property, plant and equipment	(360)	(420)	(422)
Proceeds from disposals of property, plant and equipment	15	175	46
Free cash flow	429	1,185	984

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

2016 - 2018

	2016	2017	2018
Long-term debt	4,021	4,044	3,427
Short-term debt	1,585	672	1,394
Total debt	5,606	4,715	4,821
Cash and cash equivalents	2,334	1,939	1,688
Net debt	3,272	2,776	3,132
Shareholders' equity	12,546	11,999	12,088
Non-controlling interests	907	24	29
Group equity	13,453	12,023	12,117
Net debt to group equity ratio	20:80	19:81	21:79

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

12.2Five-year overview (condensed)

Due to factors such as acquisitions and divestments, the amounts, percentages and ratios are not directly comparable.

Philips Group

Selected financial data

in millions of EUR unless otherwise stated

2014-2018

	2014	2015	2016	2017	2018
Sales	14,517	16,806	17,422	17,780	18,121
Income from operations	461	658	1,464	1,517	1,719
Financial income and expenses - net	(294)	(359)	(442)	(137)	(213)
Income (loss) from continuing operations	260	160	831	1,028	1,310
Income (loss) from continuing operations attributable to shareholders	264	146	788	814	2
Income (loss) from discontinued operations	148	479	660	843	(213)
Net income (loss)	408	638	1,491	1,870	1,097
Net income (loss) attributable to shareholders	412	624	1,448	1,657	1,090

Total assets	28,317	30,943	32,270	25,315	26,019
Net assets	10,933	11,725	13,435	12,023	12,117
Debt	4,104	5,760	5,606	4,715	4,821
Provisions	4,517	4,243	3,606	2,059	2,151
Shareholders’ equity	10,832	11,607	12,546	11,999	12,088
Non-controlling interests	101	118	907	24	29

Weighted average shares outstanding:
basic	915,193	916,087	918,016	928,798	922,987
diluted	922,714	923,625	928,789	945,132	935,851
Amount of common shares outstanding at year-end	914,389	917,104	922,437	926,192	914,184
Basic earnings per common share:
Income (loss) from continuing operations attributable to shareholders [1]	0.28	0.17	0.90	1.10	1.41
Net income (loss) attributable to shareholders	0.45	0.70	1.58	1.78	1.18
Diluted earnings per common share:
Income (loss) from continuing operations attributable to shareholders [1]	0.28	0.17	0.89	1.08	1.39
Net income (loss) attributable to shareholders	0.45	0.70	1.56	1.75	1.16
Dividend distributed per common share	0.80	0.80	0.80	0.80	0.80

Total employees at year-end (FTEs)	113,678	112,959	114,731	73,951	77,400
1 During 2018, an error was identified in certain non-controlling interests and EPS calculations for 2016 and 2017 respectively. Reference is made to the Significant accounting policies.

12.3Definitions and abbreviations

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

Circular economy

A circular economy aims to decouple economic growth from the use of natural resources and ecosystems by using those resources more effectively. By definition it is a driver for innovation in the areas of material, component and product reuse, as well as new business models such as solutions and services. In a Circular Economy, the more effective use of materials makes it possible to create more value, both by cost savings and by developing new markets or growing existing ones.

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

Green Products need to prove leadership in at least one Green Focal Area compared to industry standards, which is defined by a segment-specific peer group. This is done either by outperforming reference products (which can be a competitor or predecessor product in the particular product family) by at least 10%, by outperforming product-specific eco-requirements or by being awarded with a recognized eco-performance label. Because of different product portfolios, business segments have specified additional criteria for Green Products, including product specific minimum requirements where relevant.

Green Revenues

Green Revenues are generated through products and solutions which offer a significant environmental improvement in one or more of the Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Circularity, and Lifetime reliability. Green Revenues are determined by classifying the environmental impact of the product or solution over its total life cycle.

Philips uses Green Revenues as a measure of social and economic performance in addition to its environmental results. The use of this measure may be subject to limitations as it does not have a standardized meaning and similar measures could be determined differently by other companies.

Growth geographies

Growth geographies are the developing geographies comprising of Asia Pacific (excluding Japan, South Korea, Australia and New Zealand), Latin America, Central & Eastern Europe, Middle East & Turkey (excluding Israel) and Africa.

Hazardous substances

Hazardous substances are generally defined as substances posing imminent and substantial danger to public health and welfare or the environment.

Income from operations (EBIT)

Income from operations as reported on the IFRS consolidated statement of income. The term EBIT (earnings before interest and tax) has the same meaning as Income from operations.

Income from continuing operations

Income from continuing operations as reported on the IFRS consolidated statement of income, which is net income from continuing operations, or net income excluding discontinued operations

Lean

The basic insight of Lean thinking is that if every person is trained to identify wasted time and effort in their own job and to better work together to improve processes by eliminating such waste, the resulting enterprise will deliver more value at less expense.

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

Operational carbon footprint

A carbon footprint is the total set of greenhouse gas emissions caused by an organization, event, product or person; usually expressed in kilotonnes CO2-equivalent. Philips' operational carbon footprint is calculated on a half-year basis and includes industrial sites (manufacturing and assembly sites), non-industrial sites (offices, warehouses, IT centers and R&D facilities), business travel (lease and rental cars and airplane travel) and logistics (air, sea and road transport).

Polyvinyl chloride (PVC)

Polyvinyl chloride, better known as PVC or vinyl, is an inexpensive plastic so versatile it has become completely pervasive in modern society.

REACH

Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) is a European Union regulation that addresses the production and use of chemical substances, and their potential impact on both human health and the environment.

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

Sustainable Development Goals

The Sustainable Development Goals (SDGs) are a collection of 17 global goals set by the United Nations. The broad goals are interrelated though each has its own targets. The SDGs cover a broad range of social and economic development issues. These include poverty, hunger, health, education, climate change, water, sanitation, energy, environment and social justice.

Sustainable Innovation

Sustainable Innovation is the Research & Development spend related to the development of new generations of products and solutions that address the United Nations Sustainable Development Goals 3 (“to ensure healthy lives and promote well-being for all at all ages”) or 12 (“to ensure sustainable consumption and production patterns”). This includes all Diagnosis & Treatment and Connected Care & Health Informatics innovation spend. In addition, innovation spend that contributes to Green Products and healthy living at Personal Health is included. Finally, innovation spend at Other that addresses the SDGs 3 and 1 is included.

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

Waste Electrical and Electronic Equipment (WEEE)

The Waste Electrical and Electronic Equipment Directive (WEEE Directive) is the European Community directive on waste electrical and electronic equipment setting collection, recycling and recovery targets for all types of electrical goods. The directive imposes the responsibility for the disposal of waste electrical and electronic equipment on the manufacturers of such equipment.

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

13Statements

13.1Group financial statements

Introduction

This section of the Annual Report contains the audited consolidated financial statements including the notes thereon that have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code.

All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2018 have been endorsed by the EU, consequently, the accounting policies applied by Koninklijke Philips N.V. (hereafter the 'company' or 'Philips' also comply with IFRS as issued by the IASB.

Together with the section Company financial statements, this section contains the statutory financial statements of the Company.

The following sections and chapters:

  How we create value
  Financial performance
  Societal impact
  Risk management
  Supervisory Board report
  Report of the Corporate Governance and Nomination & Selection Committee
  Report of the Remuneration Committee
  Corporate governance
  Forward-looking statements
  Sustainability statements

form the Management report within the meaning of section 2:391 of the Dutch Civil Code (and related Decrees).

The sections Group performance and Segment performance provide an extensive analysis of the developments during the financial year 2018 and the results. These sections also provide information on the business outlook, investments, financing, personnel and research and development activities.

For ‘Additional information’ within the meaning of section 2:392 of the Dutch Civil Code, please refer to Independent auditor’s report.

Please refer to Forward-looking statements for more information about forward-looking statements, third-party market share data, fair value information, and revisions and reclassifications.

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

February 26, 2019

Management’s report on internal control

Management’s report on internal control over financial reporting pursuant to section 404 of the US Sarbanes-Oxley Act

The Board of Management of Koninklijke Philips N.V. (Royal Philips) is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as such term is defined in Rule 13a15 (f) under the US Securities Exchange Act). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS as issued by the IASB.

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

The Board of Management conducted an assessment of Royal Philips' internal control over financial reporting based on the “Internal Control Integrated Framework (2013)” established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the Board of Management’s assessment of the effectiveness of Royal Philips' internal control over financial reporting as of December 31, 2018, it has concluded that, as of December 31, 2018, Royal Philips' internal control over Group financial reporting is considered effective.

The effectiveness of the Royal Philips' internal control over financial reporting as of December 31, 2018, as included in this section Group financial statements, has been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, as stated in their report which follows hereafter.

Board of Management

Frans van Houten

Abhijit Bhattacharya

Marnix van Ginneken

February 26, 2019

Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a15(e) and 15d15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2018.

Changes in internal control over financial reporting

During fiscal year 2018, Royal Philips implemented internal controls to ensure we have adequately evaluated our contracts and properly assessed the impact of the new accounting standards related to leases in our financial statements to facilitate their adoption on January 1, 2019.

Other than as explained above, there were no other changes in our internal control over financial reporting during 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of the independent auditors

Management’s report on internal control over financial reporting is set out on Management’s report on internal control. The report set out on Independent auditor’s report on internal control over financial reporting, is provided in compliance with standards of the Public Company Accounting Oversight Board in the US and includes an opinion on the effectiveness of internal control over financial reporting as at December 31, 2018.

Ernst & Young Accountants LLP has also issued a report on the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board in the US, which is set out on Independent auditor’s report on the consolidated financial statements.

Ernst & Young Accountants LLP has also issued a report on the consolidated financial statements and the Company financial statements, in accordance with Dutch law, including the Dutch standards on auditing, of Koninklijke Philips N.V., which is set out on Independent auditor’s report.

Independent auditor’s report on internal control over financial reporting

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Opinion on Internal Control over Financial Reporting

We have audited Koninklijke Philips N.V.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Koninklijke Philips N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ('PCAOB'), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2018, and the related notes and our report dated February 26, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying section 'Management’s report on internal control', of this Annual Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young Accountants LLP

Amsterdam, the Netherlands

February 26, 2019

Independent auditor’s report on the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Koninklijke Philips N.V. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ('PCAOB'), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2019 expressed an unqualified opinion thereon.

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

February 26, 2019

Consolidated statements of income

Philips Group

Consolidated statements of income

in millions of EUR unless otherwise stated

For the years ended December 31

	2016	2017	2018
Sales6	17,422	17,780	18,121
Cost of sales	(9,484)	(9,600)	(9,568)
Gross margin	7,939	8,181	8,554
Selling expenses	(4,142)	(4,398)	(4,500)
General and administrative expenses	(658)	(577)	(631)
Research and development expenses	(1,669)	(1,764)	(1,759)
Other business income6	17	152	88
Other business expenses6	(23)	(76)	(33)
Income from operations6	1,464	1,517	1,719
Financial income7	65	126	51
Financial expenses7	(507)	(263)	(264)
Investments in associates, net of income taxes	11	(4)	(2)
Income before taxes	1,034	1,377	1,503
Income tax expense8	(203)	(349)	(193)
Income from continuing operations	831	1,028	1,310
Discontinued operations, net of income taxes3	660	843	(213)
Net income	1,491	1,870	1,097

Attribution of net income
Net income attributable to Koninklijke Philips N.V. shareholders	1,448	1,657	1,090
Net income attributable to non-controlling interests	43	214	7

Philips Group

Earnings per common share attributable to Koninklijke Philips N.V. shareholders in EUR unless otherwise stated

For the years ended December 31

	2016	2017	2018
Basic earnings per common share in EUR
Income from continuing operations attributable to shareholders [1]	0.90	1.10	1.41
Net income attributable to shareholders	1.58	1.78	1.18

Diluted earnings per common share in EUR
Income from continuing operations attributable to shareholders [1]	0.89	1.08	1.39
Net income attributable to shareholders	1.56	1.75	1.16
1 During 2018, an error was identified in certain non-controlling interests and EPS calculations for 2016 and 2017 respectively. Reference is made to the Significant accounting policies.

Amounts may not add up due to rounding.

Consolidated statements of comprehensive income

Philips Group

Consolidated statements of comprehensive income

in millions of EUR

for the year ended December 31

	2016	2017	2018

Net income for the period	1,491	1,870	1,097

Pensions and other-post employment plans:20
Remeasurement	(96)	102	(8)
Income tax effect on remeasurements8	28	(78)	(19)
Revaluation reserve:
Release revaluation reserve	(4)
Reclassification directly into retained earnings	4

Financial assets fair value through OCI:
Net current-period change, before tax			(147)
Reclassification directly into retained earnings			(5)
Total of items that will not be reclassified to Income Statement	(68)	25	(179)

Currency translation differences:
Net current period change, before tax	219	(1,177)	383
Income tax effect on net current-period change8	2	39	(29)
Reclassification adjustment for (gain) loss realized, in discontinued operations		191	(6)
Available-for-sale financial assets:13
Net current period change, before tax	(44)	(66)
Income tax effect on net current-period change8		(1)
Reclassification adjustment for loss (gain) realized	24	1
Cash flow hedges:
Net current-period change, before tax	3	33	(13)
Income tax effect on net current-period change8	(9)	(3)	11
Reclassification adjustment for loss (gain) realized	5	(17)	(31)
Total of items that are or may be reclassified to Income Statement	200	(1,000)	315

Other comprehensive income for the period	132	(975)	136

Total comprehensive income for the period	1,623	895	1,233

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	1,550	805	1,225
Non-controlling interests	73	90	8

Amounts may not add up due to rounding.

Consolidated balance sheets

Philips Group

Consolidated balance sheets

in millions of EUR unless otherwise stated

As of December 31

	2017	2018
Non-current assets
Property, plant and equipment10 2	1,591	1,712
Goodwill11 2	7,731	8,503
Intangible assets excluding goodwill12 2	3,322	3,589
Non-current receivables16	130	162
Investments in associates5	142	244
Other non-current financial assets13	587	360
Non-current derivative financial assets28	22	1
Deferred tax assets8	1,598	1,828
Other non-current assets14	75	47
Total non-current assets	15,198	16,447

Current assets
Inventories15	2,353	2,674
Current financial assets13	2	436
Other current assets14	392	469
Current derivative financial assets28	57	36
Income tax receivable8	109	147
Current receivables25 16	3,909	4,035
Assets classified as held for sale3	1,356	87
Cash and cash equivalents29	1,939	1,688
Total current assets	10,117	9,572
Total assets	25,315	26,019

Equity17
Equity	11,999	12,088
Common shares	188	185
Reserves	385	548
Other	11,426	11,355
Non-controlling interests17	24	29
Group equity	12,023	12,117

Non-current liabilities
Long-term debt18	4,044	3,427
Non-current derivative financial liabilities28	216	114
Long-term provisions20 19	1,659	1,788
Deferred tax liabilities8	33	152
Non-current contract liabilities22 [1]		226
Other non-current liabilities22 [1]	474	253
Total non-current liabilities	6,426	5,959

Current liabilities
Short-term debt18	672	1,394
Current derivative financial liabilities28	167	176
Income tax payable8	83	118
Accounts payable25	2,090	2,303
Accrued liabilities21 [1]	2,319	1,537
Current contract liabilities22 [1]		1,303
Short-term provisions20 19	400	363
Liabilities directly associated with assets held for sale3	8	12
Other current liabilities22 [1]	1,126	737
Total current liabilities	6,866	7,943
Total liabilities and group equity	25,315	26,019
1 Due to IFRS 15 adoption, contractual liabilities are shown as separate captions on the balance sheet as of 2018. For more details refer to the Significant accounting policies.

Amounts may not add up due to rounding.

Consolidated statements of cash flows

Philips Group

Consolidated statements of cash flows 1

in millions of EUR

For the years ended December 31

	2016	2017	2018
Cash flows from operating activities
Net income	1,491	1,870	1,097
Results of discontinued operations, net of income taxes	(660)	(843)	213
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization, and impairment of fixed assets	976	1,025	1,089
Impairment of goodwill and other non-current financial assets	24	15	1
Net gain on sale of assets	(3)	(107)	(71)
Interest income	(43)	(40)	(31)
Interest expense on debt, borrowings, and other liabilities	294	186	165
Income taxes	203	349	193
Investments in associates, net of income taxes	(11)		2
Decrease (increase) in working capital	131	101	(179)
Decrease (increase) in receivables and other current assets	(89)	64	(97)
Decrease (Increase) in inventories	(63)	(144)	(394)
Increase (decrease) in accounts payable, accrued and other current liabilities	283	181	311
Decrease (increase) in non-current receivables, other assets and other liabilities	(160)	(358)	(49)
Increase (decrease) in provisions19	(647)	(252)	(271)
Other items	76	377	37
Interest paid	(296)	(215)	(170)
Interest received	42	40	35
Dividends received from investments in associates	48	6	20
Income taxes paid	(295)	(284)	(301)
Net cash provided by (used for) operating activities	1,170	1,870	1,780
Cash flows from investing activities
Net capital expenditures	(741)	(685)	(796)
Purchase of intangible assets	(95)	(106)	(123)
Expenditures on development assets	(301)	(333)	(298)
Capital expenditures on property, plant and equipment	(360)	(420)	(422)
Proceeds from sales of property, plant and equipment3	15	175	46
Net proceeds from (cash used for) derivatives and current financial assets23	(117)	(198)	(175)
Purchase of other non-current financial assets23	(53)	(42)	(34)
Proceeds from other non-current financial assets23	14	6	77
Purchase of businesses, net of cash acquired4	(197)	(2,344)	(628)
Net proceeds from sale of interests in businesses, net of cash disposed of3		64	70
Net cash provided by (used for) for investing activities	(1,092)	(3,199)	(1,486)
Cash flows from financing activities
Proceeds from issuance (payments) of short-term debt18	(1,377)	12	34
Principal payments on short-term portion of long-term debt18	(357)	(1,332)	(1,161)
Proceeds from issuance of long-term debt18	123	1,115	1,287
Re-issuance of treasury shares17	80	227	94
Purchase of treasury shares17	(606)	(642)	(1,042)
Proceeds from sale of Signify (Philips Lighting) shares5	863	1,065
Transaction costs paid for sale of Signify (Philips Lighting) shares5	(38)	(5)
Dividends paid to shareholders of Koninklijke Philips N.V.17	(330)	(384)	(401)
Dividends paid to non-controlling interests	(2)	(2)	(3)
Net cash provided by (used for) financing activities	(1,643)	55	(1,192)
Net cash provided by (used for) continuing operations	(1,566)	(1,274)	(898)
Net cash provided by (used for) discontinued operations3	2,151	1,063	647
Net cash provided by (used for) continuing and discontinued operations	585	(211)	(251)
Effect of changes in exchange rates on cash and cash equivalents	(17)	(184)	-
Cash and cash equivalents at the beginning of the year	1,766	2,334	1,939
Cash and cash equivalents at the end of the period	2,334	1,939	1,688
1 The accompanying notes are an integral part of these consolidated financial statements. For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items

Amounts may not add up due to rounding.

Consolidated statements of changes in equity

Philips Group

Consolidated statements of changes in equity

in millions of EUR unless otherwise stated

For the year ended December 31

	Common share	Revaluation reserve	Currency translation differences [1]	Fair value through OCI [2]	Cash flow hedges	Capital in excess of par value	Retained earnings	Treasury shares at cost	Total shareholders' equity	Non-controlling interests	Group equity
		reserves				other

Balance as of Jan. 1, 2016	186	4	1,058	56	12	2,669	7,985	(363)	11,607	118	11,725

Total comprehensive income (loss)		(4)	191	(20)	(1)		1,384		1,550	73	1,623
Dividend distributed	4					398	(732)		(330)		(330)
IPO Philips Lighting (now Signify)			(15)		(1)		125		109	716	825
Cancellation of treasury shares	(4)						(446)	450
Purchase of treasury shares								(589)	(589)		(589)
Re-issuance of treasury shares						(122)	(35)	231	74		74
Share call options							(103)	90	(13)		(13)
Share-based compensation plans						119			119		119
Income tax share-based compensation plans						19			19		19
Balance as of Dec. 31, 2016	186		1,234	36	10	3,083	8,178	(181)	12,546	907	13,453
Total comprehensive income (loss)			(823)	(66)	12		1,681		805	90	895
Dividend distributed	2					356	(742)		(384)	(94)	(478)
Sale of shares of Philips Lighting (now Signify)			(19)				346		327	712	1,039
Deconsolidation Philips Lighting (now Signify)						(66)	54		(12)	(1,590)	(1,602)
Purchase of treasury shares								(318)	(318)		(318)
Re-issuance of treasury shares						(205)	3	334	133		133
Forward contracts							(1,018)	(61)	(1,079)		(1,079)
Share call options							95	(255)	(160)		(160)
Share-based compensation plans						151			151		151
Income tax share-based compensation plans						(8)			(8)		(8)
Balance as of Dec. 31, 2017	188		392	(30)	23	3,311	8,596	(481)	11,999	24	12,023
IFRS 9 and 15 adjustment [3]				(4)			(25)		(29)		(29)
Balance as of Jan. 1, 2018	188		392	(34)	23	3,311	8,571	(481)	11,970	24	11,993
Total comprehensive income (loss)			347	(147)	(33)		1,058		1,225	8	1,233
Dividend distributed	2					336	(738)		(400)	(3)	(403)
Purchase of treasury shares								(514)	(514)		(514)
Re-issuance of treasury shares						(276)	(4)	341	61		61
Forward contacts							124	(443)	(319)		(319)
Share call options							34	(85)	(51)		(51)
Cancellation of treasury shares	(5)						(779)	783
Share-based compensation plans						107			107		107
Income tax share-based compensation plans						11			11		11
Balance as of Dec. 31, 2018	185		739	(181)	(10)	3,487	8,266	(399)	12,088	29	12,117
1 Cumulative translation adjustments related to investments in associates were EUR 45 million at December 31,2018 (2017: EUR 46 million, 2016: EUR 40 million).
2 Previously available-for-sale financial assets.
3 Impact of IFRS 9 and 15 adoption. Reference is made to the Significant accounting policies

Amounts may not add up due to rounding.

Notes

Notes to the Consolidated financial statements of the Philips Group

Significant accounting policies

The Consolidated financial statements in the Group financial statements section have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code.

All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2018 have been endorsed by the EU; consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities.

The Consolidated financial statements have been prepared under the historical cost convention, unless otherwise indicated.

The Consolidated financial statements are presented in euros, which is the presentation currency. Due to rounding, amounts may not add up precisely to the totals provided.

On February 25, 2019, the Board of Management authorized the Consolidated financial statements for issue. The Consolidated financial statements as presented in this report are subject to adoption by the Annual General Meeting of Shareholders, to be held on May 9, 2019.

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

In the process of applying the accounting policies, management has made estimates and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the reported amounts of assets and liabilities within the next financial year, as well as to the disclosure of contingent liabilities at the date of the Consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The company evaluates these estimates and judgments on an ongoing basis and bases the estimates on historical experience, current and expected future outcomes, third-party evaluations and various other assumptions that Philips believes are reasonable under the circumstances. Existing circumstances and assumptions about future developments may change due to circumstances beyond the company’s control and are reflected in the assumptions if and when they occur. The results of these estimates form the basis for making judgments about the carrying value of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. The company revises material estimates if changes occur in the circumstances or if there is new information or experience on which an estimate was or can be based.

The areas where the most significant judgments and estimates are made are goodwill, deferred tax asset recoverability, impairments, classification and measurement of financial instruments, the accounting for an arrangement containing a lease, revenue recognition, tax risks and other contingencies, assessment of control, classification of assets and liabilities held for sale and the presentation of items of profit and loss and cash flows as continuing or discontinued, as well as when determining the fair values of acquired identifiable intangible assets, contingent considerations and investments based on an assessment of future cash flows (e.g. earn out arrangements as part of acquisitions). For further discussion of these significant judgements and estimates, reference is made to the respective accounting policies and notes within these Consolidated financial statements that relate to the above topics.

Further judgment is applied when analyzing impairments of goodwill and intangible assets not yet ready for use that are performed annually and whenever a triggering event has occurred to determine whether the carrying value exceeds the recoverable amount. These analyses are generally based on estimates of discounted future cash flows. Furthermore, the company applies judgment when actuarial assumptions are established to anticipate future events that are used in calculating post-employment benefit expenses and liabilities. These factors include assumptions with respect to interest rates, rates of increase in healthcare costs, rates of future compensation increases, turnover rates and life expectancy.

Correction of errors in accounting for Earnings Per Share

During 2018, Philips determined that the basic and diluted earnings per common share amounts for income from continuing operations attributable to shareholders, presented in the 2017 consolidated financial statements of the Group, were understated for both 2017 and 2016. The understatement was a result of an error, solely impacting certain EPS calculations and disclosures, in the allocation of income attributable to non-controlling interests, between continuing and discontinued operations. The correction of this error resulted in basic earnings per common share for income from continuing operations attributable to shareholders for 2017, being restated upwards from EUR 0.88 to EUR 1.10 (2016: EUR 0.86 to EUR 0.90). Similarly, diluted earnings per common share for income from continuing operations attributable to shareholders for 2017 was restated upwards from EUR 0.86 to EUR 1.08 (2016: EUR 0.85 to EUR 0.89). Basic and diluted earnings per common share for income from discontinued operations has been restated downwards in an equal amount.

The basic and diluted net income attributable to shareholders earnings per common share in either year were not impacted.

Changes in presentation from the prior year

Accounting policies have been applied consistently for all periods presented in these consolidated financial statements, except for the items mentioned below. In addition, certain prior-year amounts have been reclassified to conform to the current year presentation.

Change in Consolidated balance sheets presentation

Following the adoption of IFRS 15, the company has changed the presentation of certain amounts in the Consolidated balance sheets to reflect the terminology of IFRS 15. Further reference is made to the section New standards and interpretations of this note.

Change in Segment reporting

Due to the divestment and deconsolidation of businesses in 2017, Philips changed the way it allocates resources and analyzes its performance based on the revised segment structure. Accordingly, from 2018 onwards the operational reportable segments for the purpose of the disclosures required by IFRS 8 Operating Segments were Diagnosis & Treatment businesses, Connected Care & Health Informatics businesses and Personal Health businesses. Each being responsible for the management of its business worldwide. Additionally, HealthTech Other and Legacy Items were combined into Other. The new segment structure had no impact on the cash-generating units disclosed in Goodwill.

Consequential changes to comparative segment disclosures have been processed in Other assets, Receivables, and Provisions. The 2017 and 2016 segment results have been reclassified according to the revised reporting structure. Segment information can be found in Information by segment and main country.
Specific choices within IFRS

In certain instances IFRS allows alternative accounting treatments for measurement and/or disclosure. Philips has adopted one of the treatments as appropriate to the circumstances of the company. The most important of these alternative treatments are mentioned below.
Tangible and intangible fixed assets

Under IFRS, an entity shall choose either the cost model or the revaluation model as its accounting model for tangible and intangible fixed assets. In this respect, items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The useful lives and residual values are evaluated annually. Furthermore, the company chose to apply the cost model, meaning that costs relating to product development, the development and purchase of software for internal use and other intangible assets are capitalized and subsequently amortized over the estimated useful life. Further information on Tangible and Intangible fixed assets can be found in Property, plant and equipment and in Intangible assets excluding goodwill, respectively.
Employee benefit accounting

IFRS does not specify how an entity should present its service costs related to pensions and net interest on the net defined-benefit liability (asset) in the Consolidated statements of income. With regards to these elements, the company presents service costs in Income from operations and the net interest expenses related to defined-benefit plans in Financial expense.

Furthermore, when accounting for the settlement of defined-benefit plans, the company made the accounting policy choice to adjust the amount of the plan assets transferred for the effect of the asset ceiling.

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

Revenue from the sale of goods in the normal course of business is recognized at a point in time when the performance obligation is satisfied and it is based on the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of the consideration to which the company expects to be entitled in exchange for transferring the promised goods to the customer. The consideration expected by the company may include fixed and/or variable amounts which can be impacted by sales returns, trade discounts and volume rebates. The company adjusts the consideration for the time value of money for the contracts where no explicit interest rate is mentioned if the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds six months. Revenue for the sale of goods is recognized when control of the asset is transferred to the buyer and only when it is highly probable that a significant reversal of revenue will not occur when uncertainties related to a variable consideration are resolved.

Transfer of control varies depending on the individual terms of the contract of sale. For consumer-type products in the segment of Personal Health, control is transferred when the product is shipped and delivered to the customer and title and risk have passed to the customer (depending on the delivery conditions) and acceptance of the product has been obtained. Examples of delivery conditions are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’, where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer and where control is transferred to the customer.

Revenues from transactions relating to distinct goods or services are accounted for separately based on their relative stand-alone selling prices. The stand-alone selling price is defined as the price that would be charged for the goods or service in a separate transaction under similar conditions to similar customers (adjusted market assessment approach or expected costs plus margin approach), which within the company is mainly the Country Target Price (CTP). The transaction price determined (taking into account variable considerations) is allocated to performance obligations based on relative stand-alone selling prices. These transactions mainly occur in the segments Diagnosis & Treatment and Connected Care & Health Informatics and include arrangements that require subsequent installation and training activities in order to make distinct goods operable for the customer. As such, the related installation and training activities are part of equipment sales rather than separate performance obligations. Revenue is recognized when the performance obligation is satisfied, i.e. when the installation has been completed and the equipment is ready to be used by the customer in the way contractually agreed.

Revenues are recorded net of sales taxes. A variable consideration is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Such assessment is performed on each reporting date to check whether it is constrained. For products for which a right of return exists during a defined period, revenue recognition is determined based on the historical pattern of actual returns, or in cases where such information is not available revenue recognition is postponed until the return period has lapsed. Return policies are typically based on customary return arrangements in local markets.

A provision is recognized for assurance-type product warranty at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the company with respect to the products sold. For certain products, the customer has the option to purchase the warranty separately, which is considered a separate performance obligation on top of the assurance-type product warranty. For such warranties which provide distinct service, revenue recognition occurs on a straight-line basis over the extended warranty contract period.

In the case of loss under a sales agreement, the loss is recognized immediately.

Expenses incurred for shipping and handling of internal movements of goods are recorded as cost of sales. Shipping and handling related to sales to third parties are recorded as selling expenses. When shipping and handling are part of a project and billed to the customer, then the related expenses are recorded as cost of sales. Shipping and handling billed to customers are distinct and separate performance obligations and recognized as revenues. Expenses incurred for sales commissions that are considered incremental to the contracts are recognized immediately in the Consolidated statements of income as selling expenses as a practical expedient under IFRS 15.

Revenue from services is recognized over a period of time as the company transfers control of the services to the customer which is demonstrated by the customer simultaneously receiving and consuming the benefits provided by the company. The amount of revenues is measured by reference to the progress made towards complete satisfaction of the performance obligation, which in general is evenly over time. Service revenue related to repair and maintenance activities for goods sold is recognized ratably over the service period or as services are rendered.

Royalty income from brand license arrangements is recognized based on a right to access the license, which in practice means over the contract period based on a fixed amount or reliable estimate of sales made by a licensee.

Royalty income from intellectual property rights such as technology licenses or patents is recognized based on a right to use the license, which in practice means at a point in time based on the contractual terms and substance of the relevant agreement with a licensee. However, revenue related to intellectual property contracts with variable consideration where a constraint in the estimation is identified, is recognized over the contract period and is based on actual or reliably estimated sales made by a licensee.

The company receives payments from customers based on a billing schedule or credit period, as established in our contracts. Credit periods are determined based on standard terms, which vary according to local market conditions. Amounts posted in deferred revenue for which the goods or services have not yet been transferred to the customer and amounts that have either been received or are due, are presented as Contract liabilities in the Consolidated balance sheets.
Income taxes

Income taxes comprise current and deferred tax. Income tax is recognized in the Consolidated statements of income except to the extent that it relates to items recognized directly within equity or in other comprehensive income. Current tax is the expected taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Tax liabilities are recognized when it is considered probable that there will be a future outflow of funds to a taxing authority. In such cases, provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the company to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact the income tax expense in the period during which such a determination is made.

Deferred tax assets and liabilities are recognized, using the Consolidated balance sheets method, for the expected tax consequences of temporary differences between the carrying amounts of assets and liabilities and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill; the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries, joint ventures and associates where the reversal of the respective temporary difference can be controlled by the company and it is probable that it will not reverse in the foreseeable future. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different taxable entities, but the company intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that there will be future taxable profits against which they can be utilized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the countries where the deferred tax assets originated and during the periods when the deferred tax assets become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividend in the foreseeable future and for undistributed earnings of unconsolidated companies to the extent that these withholding taxes are not expected to be refundable or deductible. Changes in tax rates and tax laws are reflected in the period when the change was enacted or substantively enacted by the reporting date.

Any subsequent adjustment to a tax asset or liability that originated in discontinued operations and for which no specific arrangements were made at the time of divestment, due to a change in the tax base or its measurement, is allocated to discontinued operations (i.e. backwards tracing). Examples are a tax rate change or change in retained assets or liabilities directly relating to the discontinued operation. Any subsequent change to the recognition of deferred tax assets is allocated to the component in which the taxable gain is or will be recognized. The above principles are applied to the extent the ‘discontinued operations’ are sufficiently separable from continuing operations.

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

  Product warranty – A provision for assurance-type product warranty is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighing of possible outcomes against their associated probabilities.
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
  Litigation provisions – In relation to legal claim provisions and settlements, the relevant balances are transferred to Other liabilities at the point when the amount and timing of cash outflows are no longer uncertain. Settlements which are agreed for amounts in excess of existing provisions are reflected as increases in Other liabilities.

Further information on provisions can be found in Provisions.
Goodwill

The measurement of goodwill at initial recognition is described in the Basis of consolidation note. Goodwill is subsequently measured at cost less accumulated impairment losses. Further information on goodwill can also be found in Goodwill.
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

The capitalized development expenditure comprises of all directly attributable costs (including the cost of materials and direct labor). Other development expenditures and expenditures on research activities are recognized in the Consolidated statements of income. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. Amortization of capitalized development expenditure is charged to the Consolidated statements of income on a straight-line basis over the estimated useful lives of the intangible assets.

Further information on intangible assets other than goodwill can be found in Intangible assets excluding goodwill.
Discontinued operations and non-current assets held for sale

Non-current assets and disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the Consolidated balance sheets. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the Consolidated balance sheets.

A discontinued operation is a component of an entity that has either been disposed of or is classified as held for sale, and represents a separate major line of business or geographical area of operations; or is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or is a subsidiary acquired exclusively with a view to sell.

If a discontinued operation is sold in stages as part of a single coordinated plan until it is completely sold, then the Investment in associate that is recognized upon sale of a portion that results in Philips having significant influence in the operation (rather than control) is continued to be treated as discontinued operation provided that the held for sale criteria are met.

Non-current assets held for sale and discontinued operations are carried at the lower of carrying amount or fair value less cost of disposal. Any gain or loss from disposal, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the Consolidated financial statements and related notes for all periods presented. Comparatives in the Consolidated balance sheets are not represented when a non-current asset or disposal group is classified as held for sale. Comparatives are represented for presentation of discontinued operations in the Consolidated statements of cash flows and Consolidated statements of income.

Adjustments in the current period to amounts previously presented in discontinued operations that are directly related to the disposal of a discontinued operation in a prior period, and for which no specific arrangements were made at the time of divestment, are classified separately in discontinued operations. Circumstances to which these adjustments may relate include resolution of uncertainties that arise from the terms of the disposal transaction, such as the resolution of purchase price adjustments and indemnifications, resolution of uncertainties that arise from and are directly related to the operations of the component before its disposal, such as environmental and assurance-type product warranty obligations retained by the company, and the settlement of employee benefit plan obligations provided that the settlement is directly related to the disposal transaction.

Further information on discontinued operations and non-current assets held for sale can be found in Discontinued operations and assets classified as held for sale.
Impairment
Impairment of goodwill and intangible assets not yet ready for use

Goodwill and intangible assets not yet ready for use are not amortized but are tested for impairment annually and whenever impairment indicators require. In case of goodwill and intangible assets not yet ready for use, either internal or external sources of information are considered indicators that an asset or a CGU may be impaired. In most cases the company identified its cash-generating units for goodwill at one level below that of an operating segment. Cash flows at this level are substantially independent from other cash flows and this is the lowest level at which goodwill is monitored by the Executive Committee. An impairment loss is recognized in the Consolidated statements of income whenever and to the extent that the carrying amount of a cash-generating unit exceeds the unit’s recoverable amount, whichever is the greater, its value in use or its fair value less cost of disposal. Value in use is measured as the present value of future cash flows expected to be generated by the asset. Fair value less cost of disposal is measured as the amount obtained from the sale of an asset in an arm’s length transaction, less costs of disposal.

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

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if and to the extent that there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Reversals of impairment are recognized in the Consolidated statements of income.
Impairment of financial assets

The company recognizes an allowance for expected credit losses (ECLs) for trade receivables, contract assets, lease receivables, debt investments carried at FVTOCI and amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the company expects to receive, discounted at an approximation of the original effective interest rate.

ECLs are recognized in two stages. For credit risk exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (12-month ECLs). The company considers a financial asset to be in default when the counterparty is unlikely to pay its credit obligations to the company in full or when the financial asset is past due. For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (lifetime ECLs). When determining whether the credit risk of a financial asset has increased significantly since initial recognition, the company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the company's historical experience and informed credit assessment and including forward-looking information, such as forecast economic conditions that affect the ability of the customers to settle the receivables.

For all trade receivables, contract assets and lease receivables, the company applies the IFRS 9 simplified approach to measuring ECLs, which uses the lifetime ECL allowance. To measure the ECLs on trade receivables and contract assets, the company takes into account credit-risk concentration, collective debt risk based on average historical losses, specific circumstances such as serious adverse economic conditions in a specific country or region, and other forward-looking information. Trade receivables, contract assets and lease receivables are written off when there is no reasonable expectation of recovery of the asset, for example because of bankruptcy or other forms of receivership.

Further information on financial assets can be found in Other financial assets.
Other policies
Basis of consolidation

The Consolidated financial statements comprise the financial statements of Koninklijke Philips N.V. and all subsidiaries that the company controls, i.e. when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and in cases where Philips has less than a majority of the voting or similar rights of an investee, Philips considers all relevant facts and circumstances in assessing whether it has power over an investee, including the contractual arrangement(s) with the other vote holders of the investee, rights arising from other contractual arrangements and the company’s voting rights and potential voting rights. Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. All intercompany balances and transactions have been eliminated in the Consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
Loss of control

Upon loss of control, the company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising from the loss of control is recognized in the Consolidated statements of income. If the company retains any interest in the previous subsidiary, such interest is measured at fair value at the date the control is lost. Subsequently it is accounted for as either an equity-accounted investee (associate) or as a financial asset, depending on the level of influence retained. Further information on loss of control can be found in Discontinued operations and assets classified as held for sale.
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

Any contingent consideration payable is recognized at fair value at the acquisition date and initially is presented in Long-term provisions. When the timing and amount of the consideration become more certain, it is reclassified to Accrued liabilities. If the contingent consideration that meets the definition of a financial instrument is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in the Consolidated statements of income.

Non-controlling interests are measured on the basis of their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

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

The company’s share of the net income of these companies is included in Investments in associates, net of income taxes, in the Consolidated statements of income, after adjustments to align the accounting policies with those of the company, from the date that significant influence commences until the date that significant influence ceases. Dilution gains and losses arising from investments in associates are recognized in the Consolidated statements of income as part of Investments in associates, net of income taxes. When the company’s share of losses exceeds its interest in an associate, the carrying amount of that interest (including any long-term loans) is reduced to zero and recognition of further losses is discontinued except to the extent that the company has incurred legal or constructive obligations or made payments on behalf of the associate. Unrealized gains on transactions between the company and its associates are eliminated to the extent of the company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Remeasurement differences of an equity stake resulting from gaining control over an investee that was previously recorded as an associate are recorded under Investments in associates.

Further information on investments in associates can be found in Interests in entities.
Foreign currencies
Foreign currency transactions

The financial statements of all group entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The euro (EUR) is the functional currency of the company and the presentation currency of the Group financial statements. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the valuation in cases where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated statements of income, except when deferred in Other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Foreign currency differences arising from translations are recognized in the Consolidated statements of income, except for equity investments measured at fair value through OCI which are recognized in Other comprehensive income. If there is an impairment which results in foreign currency differences being recognized, these differences are reclassified from Other comprehensive income to the Consolidated statements of income.

All exchange difference items are presented as part of Cost of sales, with the exception of tax items and financial income and expense, which are recognized in the same line item as they relate to in the Consolidated statements of income.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency using the exchange rate at the date the fair value was determined. Non-monetary items in a foreign currency that are measured based on historical cost are translated using the exchange rate at the transaction date.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to euros at the exchange rates prevailing at the reporting date. The income and expenses of foreign operations are translated to euros at the exchange rates prevailing at the dates of the transactions.

Foreign currency differences arising upon translation of foreign operations into euros are recognized in Other comprehensive income, and presented as part of Currency translation differences in Equity. However, if the operation is a non-wholly-owned subsidiary, the relevant proportionate share of the translation difference is allocated to Non-controlling interests.

When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the Currency translation differences related to the foreign operation is reclassified to the Consolidated statements of income as part of the gain or loss on disposal. When the company disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the respective proportion of the cumulative amount is reattributed to Non-controlling interests. When the company disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to the Consolidated statements of income.
Financial instruments
Non-derivative financial assets
Recognition and initial measurement

Non-derivative financial assets are recognized when the company becomes a party to the contractual provisions of the instrument. Purchases and sales of financial assets in the normal course of business are accounted for at the trade date. Dividend and interest income are recognized when earned. Gains or losses, if any, are recorded in Financial income and expense. Non-derivative financial assets are derecognized when the rights to receive cash flows from the asset have expired or the company has transferred its rights to receive cash flows from the asset.

At initial recognition, the company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in the Consolidated statements of income.

Classification and subsequent measurement

The company classifies its non-derivative financial assets in the following measurement categories:

  those that are measured subsequently at fair value (either through OCI (FVTOCI) or profit or loss (FVTPL));
  those that are measured at amortized cost.

In assessing the classification, the company considers the business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in either the Consolidated statements of income or in Other comprehensive income (OCI). For investments in equity instruments that are not held for trading, this will depend on whether the company has made an irrevocable election at the time of initial recognition to account for the equity investment at FVTOCI. For investments in these equity instruments, the company does not subsequently reclassify between FVTOCI and FVTPL. For debt investments, assets are reclassified between FVTOCI, FVTPL and amortized cost only when its business model for managing those assets changes.

Non-derivative financial assets comprise cash and cash equivalents, receivables and other financial assets.

Cash and cash equivalents

Cash and cash equivalents include all cash balances, certain money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. Further information on cash and cash equivalents can be found in Cash flow statement supplementary information.

Receivables

Receivable balances that are held to collect are subsequently measured at amortized cost and are subject to impairment as explained in the impairment section of this note. Receivables that are held to collect and sell are subsequently measured at FVTOCI and are also subject to impairment. The company derecognizes receivables on entering into factoring transactions if the company has transferred substantially all risks and rewards or if the company does not retain control over those receivables. Further information on receivables can be found in Receivables.

Other (non-)current financial assets

Other (non-)current financial assets include both debt instruments and equity instruments.

Debt instruments include those subsequently carried at amortized cost, those carried at FVTPL and those carried at FVTOCI. Classification depends on the company’s business model for managing the asset and the cash flow characteristics of the asset.

Debt instruments that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost and are subject to impairment. Interest income from these financial assets is included in Financial income using the effective interest rate method. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVTOCI and are subject to impairment. Movements in the carrying amounts are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses, which are recognized in the Consolidated statements of income. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to the Consolidated statements of income. Interest income from these financial assets is included in Financial income using the effective interest rate method.

Debt instruments that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognized in the Consolidated statements of income in the period in which it arises.

Equity investments are subsequently measured at fair value. Equity instruments that are held for trading are measured at FVTPL. For equity instruments that are not held for trading, the company makes an irrevocable election at the time of initial recognition whether to account for the equity investment at FVTPL or FVTOCI. Where management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to the Consolidated statements of income following the derecognition of the investment. Dividends from such investments continue to be recognized in the Consolidated statements of income when the company’s right to receive payments is established.

Further information on other (non-)current financial assets can be found in Other financial assets

Debt and other financial liabilities

Debt and other financial liabilities, excluding derivative financial liabilities and provisions, are initially measured at fair value and, in the case of debt and payables, net of directly attributable transaction costs. Debt and other financial liabilities are subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate.

Debt and other financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or has expired.

Further information on debt and other financial liabilities can be found in Debt.
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
Derivative financial instruments, including hedge accounting

The company uses derivative financial instruments principally to manage its foreign currency risks and, to a more limited extent, interest rate and commodity price risks. All derivative financial instruments are accounted for at the trade date and classified as current or non-current assets or liabilities based on the maturity date or the early termination date. The company measures all derivative financial instruments at fair value that is derived from the market prices of the instruments, calculated on the basis of the present value of the estimated future cash flows based on observable interest yield curves, basis spread, credit spreads and foreign exchange rates, or derived from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the Consolidated statements of income, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

Changes in the fair value of foreign exchange forward contracts attributable to forward points and changes in the time value of the option contracts are deferred in the cash flow hedges reserve within equity. The deferred amounts are recognized in the Consolidated statements of income against the related hedged transaction when it occurs.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in OCI until the Consolidated statements of income are affected by the variability in cash flows of the designated hedged item. To the extent that the hedge is ineffective, changes in the fair value are recognized in the Consolidated statements of income.

The company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the company discontinues hedge accounting prospectively. When hedge accounting is discontinued because it is expected that a forecasted transaction will not occur, the company continues to carry the derivative on the Consolidated balance sheets at its fair value, and gains and losses that were accumulated in OCI are recognized immediately in the same line item as they relate to in the Consolidated statements of income.

Foreign currency differences arising upon retranslation of financial instruments designated as a hedge of a net investment in a foreign operation are recognized directly in the currency translation differences reserve through OCI, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the Consolidated statements of income.
Offsetting and master netting agreements

The company presents financial assets and financial liabilities on a gross basis as separate line items in the Consolidated balance sheets.

Master netting agreements may be entered into when the company undertakes a number of financial instrument transactions with a single counterparty.

Such an agreement provides for a net settlement of all financial instruments covered by the agreement in the event of default or certain termination events associated with any of the transactions. A master netting agreement may create a right to offset that becomes enforceable and affects the realization or settlement of individual financial assets and financial liabilities only following a specified termination event. However, if this contractual right is subject to certain limitations then it does not necessarily provide a basis for offsetting, unless both of the offsetting criteria are met, i.e. there is a legally enforceable right and an intention to settle net or simultaneously.
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
Leases

The company determines whether an arrangement constitutes or contains a lease at inception, which is based on the substance of the arrangement at the inception of the lease. The arrangement constitutes or contains a lease if fulfillment is dependent on the use of a specific asset and the arrangement conveys a right to use the asset, even if that asset is not explicitly specified in the arrangement.

Leases in which the company is the lessee and has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The interest element of the finance cost is charged to the Consolidated statements of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The corresponding rental obligations, net of finance charges, are included in other short-term and other non-current liabilities.

Leases in which the company is the lessee and in which substantially all risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in the Consolidated statements of income on a straight-line basis over the term of the lease.
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
Employee benefit accounting

A defined-contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined-contribution pension plans are recognized as an employee benefit expense in the Consolidated statements of income in the periods during which services are rendered by employees.

A defined-benefit plan is a post-employment benefit plan other than a defined-contribution plan. Plans for which the company has no legal or constructive obligation to pay further amounts, but to which it does pay non-fixed contributions, are also treated as a defined-benefit plan. The net pension asset or liability recognized in the Consolidated balance sheets in respect of defined-benefit post-employment plans is the fair value of plan assets less the present value of the projected defined-benefit obligation at the Consolidated balance sheets date. The defined-benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. Recognized assets are limited to the present value of any reductions in future contributions or any future refunds. The net pension liability is presented as a long-term provision; no distinction is made for the short-term portion.

For the company’s major plans, a full discount rate curve of high-quality corporate bonds is used to determine the defined-benefit obligation. The curves are based on Willis Towers Watson’s rate methodology which uses data of corporate bonds rated AA or equivalent. For the other plans a single-point discount rate is used based on corporate bonds for which there is a deep market and on the plan’s maturity. Plans in countries without a deep corporate bond market use a discount rate based on the local sovereign curve and the plan’s maturity.

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

The company recognizes gains and losses on the settlement of a defined-benefit plan when the settlement occurs. The gain or loss on settlement is the difference between the present value of the defined-benefit obligation being settled, as determined on the date of settlement, and the settlement price, including any plan assets transferred and any payments made directly by the company in connection with the settlement. In this respect, the amount of the plan assets transferred is adjusted for the effect of the asset ceiling. Past service costs arising from the introduction of a change to the benefit payable under a plan or a significant reduction of the number of employees covered by a plan (curtailment) are recognized in full in the Consolidated statements of income.

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

The company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods, such as jubilee entitlements. That benefit is discounted to determine its present value. Remeasurements are recognized in the Consolidated statements of income in the period in which they arise.

Further information on other employee benefits can be found in Provisions in the Other provisions section.
Share-based payment
Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Share-based compensation.

The grant-date fair value of equity-settled share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the vesting period of the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized at the beginning and end of that period.

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
Financial income and expenses

Financial income comprises interest income on funds invested (including financial assets), dividend income, net gains on the disposal of financial assets, net fair value gains on financial assets at fair value through profit or loss, net gains on the remeasurement to fair value of any pre-existing interest in an acquiree, and net gains on foreign exchange impacts that are recognized in the Consolidated statements of income.

Interest income is recognized on an accrual basis in the Consolidated statements of income, using the effective interest method. Dividend income is recognized in the Consolidated statements of income on the date that the company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Financial expenses comprise interest expenses on borrowings, unwinding of the discount on provisions and contingent consideration, losses on disposal of financial assets, net fair value losses on financial assets at fair value through profit or loss, impairment losses recognized on financial assets (other than trade receivables), net interest expenses related to defined-benefit plans and net losses on foreign exchange impacts that are recognized in the Consolidated statements of income.

Further information on financial income and expenses can be found in Financial income and expenses.
Government grants

Grants from governments are recognized at their fair value where there is a reasonable assurance that the grant will be received and the company will comply with all attached conditions. Government grants relating to costs are deferred and recognized in the Consolidated statements of income as a reduction of the related costs over the period necessary to match them with the costs that they are intended to compensate. Grants related to assets are deducted from the cost of the asset and presented net in the Consolidated balance sheets.
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
Cash flow statements

Cash flows arising from transactions in a foreign currency are translated into the company’s functional currency using the exchange rate at the date of the cash flow. Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from other derivative instruments are classified as investing cash flows.
Segment information

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the Executive Committee of the company). The Executive Committee decides how to allocate resources and assesses performance. Reportable segments comprise the operating segments Diagnosis & Treatment businesses, Connected Care & Health Informatics businesses, Personal Health businesses and Other. Segment accounting policies are the same as the accounting policies applied by the company.
Earnings per Share

The company presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the Net income (loss) attributable to shareholders by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the Net income (loss) attributable to shareholders and the weighted average number of common shares outstanding during the period, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprises forward purchase contracts, restricted shares, performance shares and share options granted to employees.

Further information on earnings per share can be found in Earnings per share.
New standards and interpretations
IFRS accounting standards adopted as from 2018

The company applies, for the first time, IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial instruments. The impact of the adoption of these new standards is disclosed below. Other amendments and interpretations applied for the first time in 2018, but did not have a material impact on the consolidated financial statements of the company.

Impact on the financial statements

As explained below, IFRS 15 was adopted using the modified retrospective approach and IFRS 9 was adopted retrospectively with the exception of certain aspects of hedge accounting. As a result, for IFRS 15 the reclassifications and adjustments arising from the changes in the company’s accounting policies are not reflected in a restated Consolidated balance sheets as at December 31, 2017, but are recognized in the opening Consolidated balance sheets on January 1, 2018. For IFRS 9, the company has taken an exemption not to restate comparative information for prior periods with respect to classification and measurement requirements. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9 but rather those of IAS 39.

The following tables show the adjustments recognized for each individual Consolidated balance sheets caption. Consolidated balance sheets captions that were not affected by the changes have not been included. The adjustments, by standard, are explained in more detail below.

Balance sheet presentation impact of IFRS 15 adoption

in millions of EUR

Balance sheet captions	December 31, 2017	Presentation change [1]	January 1, 2018 [2]
Other non-current liabilities	474	(249)	226
Non-current contract liabilities		249	249
Accrued liabilities	2,319	(791)	1,528
Other current liabilities	1,126	(372)	754
Current contract liabilities		1,163	1,163
1 The amounts in relation to the IFRS 15 presentation change have been reclassified to conform to the 31 December 2018 Consolidated balance sheets classification.
2 Opening balance sheet after IFRS 15 presentation change.

Balance sheet impact of IFRS 9 and IFRS 15 adoption

in millions of EUR

Balance sheet captions	January 1, 2018 [1]	IFRS 15	IFRS 9	January 1, 2018
Current receivables	3,909	1		3,911
Income tax receivable	109	1		110
Other current assets	392	(75)		317
Investments in associates	142	7		149
Deferred tax assets	1,598	(5)		1,593
Current contract liabilities	1,163	(13)		1,150
Non-current contract liabilities	249	(12)		237
Deferred tax liabilities	33	(15)		18
Shareholders' equity	11,999	(29)		11,970
1 Opening balance sheet after IFRS 15 presentation change, before other IFRS 15 and IFRS 9 adjustments.

The impact on Retained earnings is as follows:

Retained earnings impact of IFRS 9 and IFRS 15 adoption

in millions of EUR

Retained earnings as of December 31, 2017	8,596
IFRS 15 adjustments
Cost of obtaining a contract
Capitalized costs of obtaining a contract	(75)
Deferred tax liability	15
Deferred tax asset	2
Income tax receivable	1
Royalty income
Royalty income - deferred revenue	25
Deferred tax assets	(7)
Current receivables	1
Income tax receivable	1
Investment in associates
Investments in associates	7
IFRS 9 adjustments
Transfer from financial assets fair value through OCI reserve	4
Opening balance Retained earnings as of January 1, 2018	8,571

The above adjustments are based on the company’s finalized assessments, which do not materially differ from the amounts disclosed in the Annual Report 2017.

IFRS 9 Financial Instruments - impact of adoption

IFRS 9 Financial Instruments brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. With the exception of certain aspects of hedge accounting, which the company applied prospectively, the company has applied IFRS 9 retrospectively, with the initial application date of January 1, 2018, and with the practical expedients permitted under the standard. In accordance with the transitional provisions included in IFRS 9, comparatives have not been restated.

As a result of the adoption of IFRS 9, certain financial assets amounting to EUR 77 million were reclassified from measurement at fair value through other comprehensive income (FVTOCI) to fair value through profit or loss (FVTPL). The related fair value gains of EUR 4 million were transferred from the fair value through OCI reserve to retained earnings as per January 1, 2018. In addition, EUR 47 million of factored trade receivables were transferred from measurement at amortized cost to measurement at FVTOCI. The adoption of IFRS 9 did not result in any further material impact on the Consolidated balance sheets, Consolidated statements of income, Consolidated statements of comprehensive income or the basic and diluted EPS. The effect of the adoption of IFRS 9 on the Consolidated balance sheets and retained earnings is disclosed above.

Classification and measurement

As per January 1, 2018, the company assessed which business models apply to the financial assets held by the company and has classified its financial instruments into the appropriate IFRS 9 categories. The main effects resulting from this reclassification on the company’s other non-current financial assets are as follows:

Impact of IFRS 9 on other non-current financial assets

in millions of EUR

Other non-current financial assets	FVTOCI [1]	Amortized cost [2]	Held-to-maturity investments	FVTPL	Total
Closing balance as of December 31, 2017 - IAS 39	446	114	1	27	587
Reclassify investments from available-for-sale to FVTPL	(77)			77
Reclassify held-to-maturity investments to amortized cost		1	(1)
Opening balance as of January 1, 2018 - IFRS 9	369	114		104	587
1 Previously reported as available-for-sale financial assets
2 Previously reported as loans and receivables.

Certain investments previously accounted for as available-for-sale financial assets (FVTOCI) do not meet the IFRS 9 criteria for classification at FVTOCI or amortized cost, because their cash flows do not represent solely payments of principal and interest, and are therefore measured at FVTPL under IFRS 9. Related fair value gains of EUR 4 million were transferred from the fair value through OCI reserve to retained earnings on January 1, 2018. During 2018, net fair value losses of EUR 3 million relating to these investments were recognized in the Consolidated statements of income.

The investments previously accounted for as held-to-maturity financial assets continue to be measured at amortized cost under IFRS 9.

In addition to the impact on the classification of Other non-current financial assets, IFRS 9 impacted the classification of certain trade receivables which are part of Current receivables. The business model for factored trade receivables, amounting to EUR 47 million, is to collect and sell, and hence under IFRS 9 these financial assets were reclassified from assets measured at amortized cost to assets measured at FVTOCI.

Hedge accounting

The company completed updates to its internal documentation and monitoring processes and concluded that all existing hedge relationships previously designated as effective hedging relationships continued to qualify for hedge accounting under IFRS 9. The impact of changes in fair value of foreign exchange forward contracts attributable to forward points and changes in the time value of the option contracts, which under IFRS 9 are deferred in the cash flow hedges reserve within equity, is not material. As at December 31, 2018, a loss of EUR 6 million was included in the cash flow hedges reserve in relation to these changes in fair value of foreign exchange forward contracts attributable to forward points and changes in the time value of the option contracts.

Impairment of financial assets

The company revised its impairment methodology under IFRS 9 for each of its classes of assets that are subject to the IFRS 9 expected credit loss model.

Trade receivables, contract assets and lease receivables

The company applies the IFRS 9 simplified approach in measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables, contract assets and lease receivables. The company did not identify a material increase in the loss allowance for trade receivables, contract assets and lease receivables as a result of the adoption.

Debt investments

All of the company’s other debt investments at amortized cost and FVTOCI are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to 12 months expected losses. The company considers ‘low credit risk’ for listed bonds to be an investment-grade credit rating with at least one major rating agency. Other instruments are considered to be low credit risk when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term. The restatement of the loss allowance for debt investments at amortized cost and FVTOCI on transition to IFRS 9 as a result of applying the expected credit risk model was immaterial.

While Cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

IFRS 15 Revenue from Contracts with Customers - impact of adoption

The company has adopted IFRS 15 Revenue from Contracts with Customers from January 1, 2018, using the modified retrospective approach and has adjusted the cumulative impact of adoption in opening retained earnings as of January 1, 2018. Accordingly, comparatives have not been restated. The standard has only been applied to contracts that were not completed by January 1, 2018. The effect of adoption of IFRS 15 on the Consolidated balance sheets and retained earnings is disclosed above.

During 2018, EUR 18,121 million of revenues were recognized under IFRS 15. If IAS 18 had been applied during this period, revenues would have amounted to EUR 18,070 million. The difference relates to the timing of revenue recognition on IP Royalties, as explained below. The impact of the accounting on the costs of obtaining a contract, as also explained below, did not materially affect 2018 results under IFRS 15 compared to IAS 18.

Costs of obtaining a contract

Under IFRS 15, the incremental costs of obtaining a contract with a customer are recognized as an asset if the entity expects to recover them. The company identified that certain sales commissions paid to third parties and internal employees that are typical of transactions in the segments Diagnosis & Treatment and Connected Care & Health Informatics qualify as incremental costs of obtaining a contract. These costs were mostly paid and capitalized as prepayment upon issuance of sales orders and recognition of revenue related to the sale of goods or rendering of services. Such costs were commonly expensed in line with the revenue recognition pattern of the related goods or services. Due to these sales commissions being largely amortized within a year, the company decided to adopt the practical expedient of expensing sales commissions when incurred.

An impact of EUR 75 million was recorded as a retained earnings decrease in equity originating from the asset derecognition upon transition, and a net deferred tax benefit of EUR 17 million was recorded through retained earnings as a consequence. The net impact in equity was EUR 57 million.

Royalty income

In prior years, the company recognized revenue from intellectual property (IP) royalties, which is normally generated based on a percentage of sales or a fixed amount per product sold, on an accrual basis based on actual or reliably estimated sales made by the licensees. Revenue generated from an agreement with lump-sum consideration was recognized over time based on the contractual terms and substance of the relevant agreement with a licensee. In 2018, under IFRS 15, revenues from the licensing of intellectual property were recognized based on a right to access the intellectual property or a right to use the intellectual property. Under the first option, revenue is recognized over time while under the second option revenue is recognized at a point in time. As a result, this had an impact on revenues originating from the company’s IP royalties with lump-sum considerations that are right-to-use licenses since under IFRS 15 such revenues are recognized in the Consolidated statements of income at an earlier point in time rather than over time, as under the previous methodology.

As a result, an amount of EUR 25 million of deferred revenue was recorded as an increase in retained earnings upon transition. Additionally, IP royalties related to an associate had a similar accounting impact; hence an amount of EUR 7 million was recorded as an increase in retained earnings upon transition. A total deferred tax asset of EUR 7 million was released as a consequence. The net impact in equity was EUR 27 million.

Presentation

The company has changed the presentation of certain amounts in the Consolidated balance sheets to reflect the terminology of IFRS 15. Contract liabilities are presented separately on the Consolidated balance sheets for its current and non-current portion and represent amounts posted in deferred revenue for which the goods or services have not yet been transferred to the customer and amounts have either been received or are due. They were part of Accrued liabilities and Other non-current liabilities as of December 31, 2017.

IFRS accounting standards to be adopted from 2019 onwards

A number of new standards, amendments to existing standards, and interpretations have been published and are mandatory for the company beginning on or after January 1, 2019, or later periods, and the company has not early-adopted them. Those which may be the most relevant to the company are set out below. Changes to other standards, arising from amendments, interpretations and the annual improvement cycles, are not expected to have a material impact on the company’s financial statements.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and is endorsed by the EU. It will supersede IAS 17 Leases and a number of lease-related interpretations and will result in almost all leases being recognized on the Consolidated balance sheets, as the distinction between operating and finance leases is removed for lessees. Under the new standard, both an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. The accounting for lessors will not change significantly for the company.

As at the reporting date, the company has identified non-cancellable operating lease commitments of approximately EUR 870 million (undiscounted) which are relevant for IFRS 16 adoption. The company expects to recognize right-of-use assets of approximately EUR 760 million from the identified operating lease commitments, a discounted lease liability of approximately EUR 800 million and deferred tax assets of approximately EUR 5 million on January 1, 2019. In addition, the existing finance lease assets and liabilities determined as per IAS 17 with a carrying value of approximately EUR 330 million each as at December 31, 2018 will be reclassified and added to the right-of-use asset and lease liability determined as per IFRS 16 on January 1, 2019.

If the lease portfolio and other parameters remain similar during the year 2019 compared to the status per January 1, 2019, then the impact of IFRS 16 on Income from operations is not expected to be material as the increase in depreciation and financial expense would be largely offset by the decrease in operating lease expense. Similarly, in 2019 operating cash flows are expected to increase and financing cash flows decrease by approximately EUR 150 million as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities, while previously the operating lease payments were classified as cash flows from operating activities.

The company will adopt the standard as of January 1, 2019. Philips will apply the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 of approximately EUR 35 million will be recognized as an adjustment to the opening balance of retained earnings on January 1, 2019, with no restatement of comparative information. The company will elect to apply the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4. The company will therefore not apply the new standard to contracts that were not previously identified as containing a lease applying IAS 17 and IFRIC 4. The company will elect to use the exemptions proposed by the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application and lease contracts for which the underlying asset is of low value. The company will rely on its assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets and accordingly adjust its right-of-use asset.

Information by segment and main country

Philips Group

Information on income statements

in millions of EUR unless otherwise stated

2016 - 2018

	sales	sales including intercompany	depreciation and amortization [1]	Adjusted EBITA [2]

2018
Diagnosis & Treatment	7,245	7,364	(302)	838
Connected Care & Health Informatics	3,084	3,126	(176)	341
Personal Health	7,228	7,240	(367)	1,215
Other	564	674	(244)	(28)
Inter-segment eliminations		(282)
Philips Group	18,121	18,121	(1,089)	2,366

2017
Diagnosis & Treatment	6,891	6,953	(267)	716
Connected Care & Health Informatics	3,163	3,200	(208)	372
Personal Health	7,310	7,333	(371)	1,221
Other	416	564	(179)	(157)
Inter-segment eliminations		(269)
Philips Group	17,780	17,780	(1,025)	2,153

2016
Diagnosis & Treatment	6,686	6,741	(229)	631
Connected Care & Health Informatics	3,158	3,213	(184)	324
Personal Health	7,099	7,119	(385)	1,108
Other	479	641	(179)	(142)
Inter-segment eliminations		(292)
Philips Group	17,422	17,422	(976)	1,921
1 Includes impairments; for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill
2 For reconciliation Adjusted EBITA, refer to the table below.

As required by IFRS 8 Operating Segments, Philips operating segments are Diagnosis & Treatment businesses, Connected Care & Health Informatics businesses and Personal Health businesses, each being responsible for the management of its business worldwide. Due to the divestment and deconsolidation of businesses in 2017, Legacy Items no longer require separate disclosure. Therefore, as from January 1, 2018, HealthTech Other and Legacy Items are combined into Other. Prior-period comparatives have been adjusted to conform with current presentation. From 2017, Signify is reported as part of Discontinued Operations (refer to note 3, Discontinued operations and assets classified as held for sale).

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

Philips Group

Reconciliation from net income to Adjusted EBITA

In millions of EUR unless otherwise stated

2016 - 2018

	Philips Group	Diagnosis & Treatment	Connected Care & Health Informatics	Personal Health	Other
2018
Net Income	1,097
Discontinued operations, net of income taxes	213
Income tax expense	193
Investments in associates, net of income taxes	2
Financial expenses	264
Financial income	(51)
Income from operations	1,719	600	179	1,045	(105)
Amortization of intangible assets	347	97	46	126	79
EBITA	2,066	696	225	1,171	(27)
Restructuring and acquisition-related charges	258	142	59	26	31
Other items	41	-	56	18	(33)
Adjusted EBITA	2,366	838	341	1,215	(28)

2017
Net Income	1,870
Discontinued operations, net of income taxes	(843)
Income tax expense	349
Investments in associates, net of income taxes	4
Financial expenses	263
Financial income	(126)
Income from operations	1,517	488	206	1,075	(252)
Amortization of intangible assets	260	55	44	135	26
Impairment of goodwill	9				9
EBITA	1,787	543	250	1,211	(217)
Restructuring and acquisition-related charges	316	151	91	11	64
Other items	50	22	31		(3)
Adjusted EBITA	2,153	716	372	1,221	(157)

2016
Net Income	1,491
Discontinued operations, net of income taxes	(660)
Income tax expense	203
Investments in associates, net of income taxes	(11)
Financial expenses	507
Financial income	(65)
Income from operations	1,464	546	275	953	(310)
Amortization of intangible assets	242	48	46	139	9
Impairment of goodwill	1		1
EBITA	1,707	594	322	1,092	(301)
Restructuring and acquisition-related charges	94	37	14	16	27
Other items	120		(12)		132
Adjusted EBITA	1,921	631	324	1,108	(142)

Transactions between the segments are mainly related to components and parts included in the product portfolio of the other segments. The pricing of such transactions was at cost or determined on an arm’s length basis. Philips has no single external customer that represents 10% or more of sales.

Philips Group

Main countries

in millions of EUR

2016 - 2018

	sales [1]	tangible and intangible assets [2]
2018
Netherlands	510	1,666
United States	6,050	9,493
China	2,380	353
Japan	1,045	491
Germany	1,032	263
France	519	30
South Korea	498	3
Other countries	6,087	1,506
Total main countries	18,121	13,805

2017
Netherlands	414	1,154
United States	6,084	8,408
China	2,322	959
Japan	1,059	457
Germany	1,011	270
France	530	33
India	425	100
Other countries	5,935	1,263
Total main countries	17,780	12,644

2016
Netherlands	393	1,007
United States	5,948	9,425
China	2,210	1,167
Japan	1,103	492
Germany	965	201
France	513	45
India	399	121
Other countries	5,891	2,147
Total main countries	17,422	14,605
1 The sales are reported based on country of destination.
2 Consists of Property plant and equipment, Intangible assets excluding goodwill and Goodwill
Discontinued operations and assets classified as held for sale

Discontinued operations consist primarily of our retained shareholding in Signify (formerly Philips Lighting), the combined Lumileds and Automotive businesses and certain other divestments formerly reported as discontinued operations. The below table summarizes the discontinued operations, net of income taxes results reported in the consolidated statements of income.

Philips Group

Discontinued operations, net of income taxes

in millions of EUR

2016 - 2018

	2016	2017	2018
Signify	244	896	(198)
The combined Lumileds and Automotive businesses	282	(29)	12
Other	134	(24)	(27)
Discontinued operations, net of income taxes	660	843	(213)
Signify

As from December 31, 2018, Philips is no longer able to exercise significant influence with respect to Signify. The results related to Philips' retained interest in Signify until the moment the company lost significant influence are recognized in discontinued operations. These results relate to an overall EUR 198 million loss, which reflects dividends received of EUR 32 million and a loss due to value adjustments of EUR 218 million.

As of December 31, 2018 the remaining shareholding in Signify is part of continued operations. For further details, please refer to Interest in entities.

The following table, summarizes the results of Signify included in the Consolidated statements of income as discontinued operations.

Results of Signify

in millions of EUR

2016 - 2018

	2016	2017	2018
Sales	7,094	6,319
Costs and expenses	(6,726)	(5,776)	(18)
Result on the deconsolidation of discontinued operations		538
Fair value adjustment retained interest		(104)	(218)
Dividend income			32
Income before tax	368	977	(204)
Income tax expense	(124)	(150)	7
Income tax on the deconsolidation of discontinued operations		61
US Tax Cuts and Jobs Act		8
Results from discontinued operations	244	896	(198)
Discontinued operations: Combined Lumileds and Automotive businesses

On June 30, 2017, Philips completed the sale of an 80.1% interest in the combined Lumileds and Automotive businesses to certain funds managed by affiliates of Apollo Global Management, LLC. In the first quarter of 2018 we reached a final settlement resulting in a gain of EUR 8 million.

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

Philips Group

Results of combined Lumileds and Automotive businesses

in millions of EUR

2016 - 2018

	2016	2017	2018
Sales	1,711	804
Costs and expenses	(1,376)	(630)	5
Result on the sale of discontinued operations		(98)	8
Income before tax	335	76	13
Income tax expense	(53)	(25)	(1)
Income tax on the sale of discontinued operations		26
US Tax Cuts and Jobs Act [1]		(107)
Results from discontinued operations	282	(29)	12
1 For further details related to US Tax Cuts and Jobs Act please refer to Income Taxes.
Discontinued operations: Other

Certain other divestments reported as discontinued operations, resulted in a net loss of EUR 27 million in 2018 (2017: a net loss of EUR 24 million; 2016: a net gain of EUR 134 million).

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

Discontinued operations cash flows

The following table presents the net cash flows of operating, investing and financing activities reported in the Consolidated cash flow statements related to discontinued operations.

Discontinued operations cash flows

in millions of EUR

2016 -2018

	2016	2017	2018
Cash flows from operating activities	1,037	350	(15)
Cash flows from investing activities	(112)	856	662
Cash flows from financing activities	1,226	(144)
Total discontinued operations cash flows	2,151	1,063	647

In 2018, discontinued operations cash flows mainly include EUR 642 million related to the sale of Signify shares and dividend received from Signify reported in investing activities. The sale of Signify shares in 2017 (prior to losing control) are included in cash flows from financing activities of continuing operations.

In 2017, cash flows from operating activities reflect the period prior to the divestment of the combined Lumileds and Automotive businesses (six months of cash flows) and prior to the deconsolidation of Signify (eleven months of cash flows). In 2017, cash flows from investing activities includes the net cash outflow related to the deconsolidation of Signify of EUR 175 million, consisting of EUR 545 million proceeds from the sale of shares on November 28, 2017, offset by the deconsolidation of EUR 720 million of cash and cash equivalents, and proceeds of EUR 1,067 million received from the sale of the combined Lumileds and Automotive businesses.

Assets classified as held for sale

As of December 31, 2018, assets held for sale consisted of property, plant and equipment for an amount of EUR 23 million, and assets and liabilities directly associated with assets-held-for-sale businesses of EUR 52 million.

As of December 31, 2017, assets held for sale consisted of the retained interest in Signify for an amount of EUR 1,264 million, property, plant and equipment for an amount of EUR 40 million, and assets and liabilities directly associated with assets held for sale businesses of EUR 44 million.

Acquisitions and divestments

2018

Philips completed nine acquisitions in 2018. The acquisitions involved an aggregated net cash outflow of EUR 476 million and a contingent consideration of EUR 366 million at fair value. The aggregated impact on Goodwill and Other intangible assets was EUR 430 million and EUR 443 million respectively.

EPD Solutions Ltd. (EPD) was the most notable acquisition and is discussed below. The remaining eight acquisitions involved an aggregated net cash outflow of EUR 228 million and a contingent consideration of EUR 127 million at fair value. Separately, the net cash outflow ranged from EUR 2 million to EUR 90 million. These remaining acquisitions had an aggregated impact on Goodwill and Other intangible assets of EUR 168 million and EUR 216 million respectively.

EPD

On July 9, 2018 Philips acquired 100% of the outstanding shares of EPD for an upfront cash consideration of EUR 250 million and a contingent consideration, which may be due between December 31, 2018 and December 31, 2030. In connection with the contingent consideration, the company recognized a Long-term provision of EUR 239 million at closing of the transaction. The estimated fair value of the contingent consideration is re-measured at each reporting period. Therefore, any changes in the fair value impacts reported earnings in each reporting period, thereby resulting in variability in earnings. For more details about the fair value measurements please refer to Fair value of financial assets and liabilities. The overall cash position of EPD on the transaction date was EUR 2 million.

EPD is an innovator in image-guided procedures for cardiac arrhythmias (heart rhythm disorders). As of the date of acquisition, EPD is part of the Diagnosis & Treatment segment.

Acquisition-related costs of EUR 6 million were recognized in General and administrative expenses.

The condensed opening balance sheet of EPD as of July 9, 2018 was as follows:

EPD

Opening Balance sheet

in millions of EUR

2018

2018
at acquisition date
Goodwill	262
Intangible assets excluding goodwill	227
Cash	2
Accounts payable and other payables	(2)
Provision for contingent consideration	(239)
Total assets and liabilities	250
Financed by equity	(250)

Opening balance positions are subject to final purchase price adjustments, which are expected to be processed in the second quarter of 2019. Main pending final purchase price adjustments concerns Other Intangible assets (Technology).

Goodwill recognized in the amount of EUR 262 million, mainly represents expected revenue synergies leveraging the complementarity between EPD’s cardiac imaging and navigation system solutions and Philips' interventional imaging systems.

Other intangible assets comprised of EUR 227 million of Technology, amortized over 10 years.

The fair value of Technology is determined using the multi-period excess earnings method, which is a valuation technique that estimates the fair value of an asset based on market participants' expectations of the cash flows associated with that asset over its remaining useful life. The fair value of Technology is based on an estimate of positive future cash flows associated with incremental profits related to excess earnings until 2032, discounted at a rate of 14.4%.

As from acquisition date, the contribution of EPD to revenue and net income in 2018 was not material.

Divestments

Philips completed two divestments in 2018. The divestments involved an aggregated cash consideration of EUR 68 million.

2017

Philips completed ten acquisitions in 2017. The acquisitions involved an aggregated net cash outflow of EUR 2,333 million. Including 2018 purchase price adjustments, these acquisitions had an aggregated impact on Goodwill and Other intangible assets of EUR 1,584 million and EUR 898 million respectively.

The Spectranetics Corporation (Spectranetics) was the most notable acquisition and is discussed below. The remaining nine acquisitions involved an aggregated net cash outflow of EUR 425 million. Separately, the net cash outflow ranged from EUR 3 million to EUR 117 million. Including 2018 purchase price adjustments, these remaining acquisitions had an aggregated impact on Goodwill and Other intangible assets of EUR 317 million and EUR 228 million respectively.

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

The condensed opening balance sheet of Spectranetics, including minor final purchase price adjustments which were processed in the course of 2018, was as follows:

Spectranetics

Opening Balance sheet as of acquisition date

in millions of EUR

Goodwill	1,266
Intangible assets excluding goodwill	670
Property, plant and equipment	64
Deferred tax assets	136
Inventories	35
Receivables and other current assets	42
Cash	53
Accounts payable and other payables	(53)
Deferred tax liabilities	(253)
Total assets and liabilities	1,960
Financed by equity	(1,960)

The purchase price adjustments recognized in 2018 for all other acquisitions on Goodwill and Other intangible assets was EUR 24 million increase and EUR 24 million reduction respectively.

Divestments

Apart from the sale of the combined Lumileds and Automotive businesses and the deconsolidation of Signify, Philips completed two divestments during 2017 at an aggregate cash consideration of EUR 54 million.

Interests in entities

In this section we discuss the nature of the company’s interests in its consolidated entities and associates, and the effects of those interests on the company’s financial position and financial performance.

Transactions in Signify shares

In 2018, Philips completed various transactions in Signify shares (formerly Philips Lighting) which reduced the interest in this company from 29.01% as of December 31, 2017 to 16.5% as of December 31, 2018.

In February 2018, Philips sold 16.22 million shares through an accelerated bookbuild offering to institutional investors. Subsequently, during the fourth quarter of 2018, Philips sold a total of 4.04 million shares.

Given Philips’ shareholding in Signify of 16.5%, with Philips’ CFO stepping down from the Supervisory Board of Signify as of December 31, 2018, the remaining stake was reclassified from Assets classified as held-for-sale to Current financial assets, with fair value changes recognized through OCI.

Group companies

Set out below is a list of material subsidiaries as per December 31, 2018 representing greater than 5% of either the consolidated group Sales, Income from operations or Income from continuing operations (before any intra-group eliminations) of Group legal entities. All of the entities are fully consolidated in the group accounts of the company.

Philips Group

Interests in group companies

in alphabetical order

2018

Legal entity name	Principal country of business
Philips (China) Investment Company, Ltd.	China
Philips Medizin Systeme Böblingen GmbH	Germany
Philips GmbH	Germany
Philips Consumer Lifestyle B.V.	Netherlands
Philips Medical Systems Nederland B.V.	Netherlands
Philips Ultrasound, Inc.	United States
Philips Oral Healthcare, LLC	United States
Philips North America LLC	United States
Respironics, Inc.	United States
Information related to Non-controlling interests

As of December 31, 2018, six consolidated subsidiaries are not wholly owned by Philips (December 31, 2017: four). In 2018, Sales to third parties and Net income for these subsidiaries in aggregate are EUR 627 million and EUR 27 million respectively.

Investments in associates

Philips has investments in a number of associates. None of them are regarded as individually material. During 2018, Philips purchased ten investments in associates, which involved an aggregated amount of EUR 107 million.

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

The company concluded that it does not control, and therefore should not consolidate the PMC entities. In the United States, PMC operates as a subsidiary of De Lage Landen Financial Services, Inc. The same structure and treatment is applied to the PMC entities in the other countries, with other majority shareholders. Operating agreements are in place for all PMC entities, whereby acceptance of sales and financing transactions resides with the respective majority shareholder. After acceptance of a transaction by PMC, Philips transfers control and does not retain any obligations towards PMC or its customers, from the sales contracts.

At December 31, 2018, Philips’ stake in Philips Medical Capital, LLC had a carrying value of EUR 24 million (December 31, 2017: EUR 29 million).

The company does not have any material exposures to losses from interests in unconsolidated structured entities other than the invested amounts.

Income from operations

For information related to Sales on a segment and geographical basis, see Information by segment and main country.

Philips Group

Sales and costs by nature

in millions of EUR

2016 - 2018

	2016	2017	2018
Sales	17,422	17,780	18,121
Costs of materials used	(5,030)	(4,918)	(4,826)
Employee benefit expenses	(5,298)	(5,824)	(5,827)
Depreciation and amortization	(976)	(1,025)	(1,089)
Shipping and handling	(545)	(602)	(605)
Advertising and promotion	(915)	(939)	(937)
Lease expense [1]	(223)	(227)	(225)
Other operational costs [2]	(2,963)	(2,804)	(2,948)
Other business income (expenses)	(6)	76	55
Income from operations	1,464	1,517	1,719
1 Lease expense includes EUR 32 million (2017: EUR 38 million, 2016: EUR 30 million) of other costs, such as fuel and electricity, and taxes to be paid and reimbursed to the lessor
2 Other operational costs contain items which are dissimilar in nature and individually insignificant in amount to disclose separately. These costs contain among others expenses for outsourcing services, mainly in IT and HR, 3rd party workers, consultants, warranty, patents, costs for travelling, external legal services and EUR 81 million government grants recognized in 2018 (2017: EUR 90 million, 2016: EUR 79 million). The grants mainly relate to research and development activities and business development.
Sales composition and disaggregation

Philips Group

Sales composition

in millions of EUR

2016 - 2018

	2016	2017	2018
Goods	13,568	13,974	14,056
Services	3,478	3,477	3,325
Royalties	375	329	402
Total sales from contracts with customers			17,784
Other sources [1]			338
Sales	17,422	17,780	18,121
1 Other sources mainly includes leases

At 31 December 2018, the aggregate amount of the transaction price allocated to remaining performance obligations from a sale of goods and services was EUR 10,637 million. The company expects to recognize approximately 47% of the remaining performance obligations within 1 year. Revenue expected to be recognized beyond 1 year is mostly related to longer term customer service and software contracts.

Philips Group

Disaggregation of Sale per segment

in millions of EUR

2016 - 2018

	2016	2017	2018
	Total sales	Total sales	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources [1]	Total sales [2]
Diagnosis & Treatment	6,686	6,891	4,883	2,328	7,212	34	7,245
Connected Care & Health Informatics	3,158	3,163	2,124	914	3,038	46	3,084
Personal Health	7,099	7,310	6,952	18	6,969	258	7,228
Other	479	416	310	254	564	-	564
Philips Group	17,422	17,780	14,270	3,514	17,784	338	18,121
1 Sales from other sources mainly includes leases
2 Represents revenue from external customers as required by IFRS 8 Operating Segments.

Philips Group

Disaggregation of Sales per geographical cluster

in millions of EUR

2016 - 2018

	2016	2017	2018
	Total sales	Total sales	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources [1]	Total sales [2]
Western Europe	3,756	3,802	3,174	781	3,955	35	3,990
North America	6,279	6,409	4,616	1,696	6,311	27	6,338
Other mature geographies	1,792	1,707	1,280	339	1,619	273	1,892
Total mature geographies	11,826	11,918	9,070	2,815	11,885	335	12,221
Growth geographies	5,596	5,862	5,200	699	5,898	2	5,901
Sales	17,422	17,780	14,270	3,514	17,784	338	18,121
1 Sales from other sources mainly includes leases
2 Represents revenue from external customers as required by IFRS 8 Operating Segments.
Costs of materials used

Cost of materials used represents the inventory recognized in cost of sales.

Employee benefit expenses

Philips Group

Employee benefit expenses

in millions of EUR

2016 - 2018

	2016	2017	2018
Salaries and wages [1]	4,422	4,856	4,849
Post-employment benefits costs	279	347	351
Other social security and similar charges:
- Required by law	489	514	524
- Voluntary	108	108	103
Employee benefit expenses	5,298	5,824	5,827
1 Salaries and wages includes EUR 102 million (2017: EUR 122 million, 2016: EUR 95 million) of share-based compensation expenses.

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

Employees

The average number of employees by category is summarized as follows:

Philips Group

Employees

in FTEs

2016 - 2018

	2016	2017	2018
Production	27,899	27,697	30,774
Research & development	9,087	9,787	10,700
Other	24,565	26,314	26,175
Employees	61,552	63,798	67,649
3rd party workers	8,050	8,098	7,239
Continuing operations	69,602	71,895	74,888
Discontinued operations	43,971	43,497
Philips Group	113,572	115,392	74,888

Employees consist of those persons working on the payroll of Philips and whose costs are reflected in the Employee benefit expenses table. 3rd party workers consist of personnel hired on a per-period basis, via external companies.

Philips Group

Employees per geographical location

in FTEs

2016 - 2018

	2016	2017	2018
Netherlands	11,199	11,308	11,427
Other countries	58,403	60,587	63,460
Continuing operations	69,602	71,895	74,888
Discontinued operations	43,971	43,497
Philips Group	113,572	115,392	74,888
Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets, including impairments, are as follows:

Philips Group

Depreciation and amortization 1

in millions of EUR

2016 - 2018

	2016	2017	2018
Depreciation of property, plant and equipment	458	437	438
Amortization of software	49	50	64
Amortization of other intangible assets	244	260	347
Amortization of development costs	225	277	240
Depreciation and amortization	976	1,025	1,089
1 Includes impairments; for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill

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

Audit fees

The table below shows the fees attributable to the fiscal years 2016, 2017 and 2018 for services rendered by the respective Group auditors.

Philips Group

Agreed fees

in millions of EUR

2016 - 2018

	2016			2017			2018
	EY NL 1	EY Network	Total	EY NL 1	EY Network	Total	EY NL 1	EY Network	Total
Audit fees	8.8	9.6	18.4	9.0	8.9	17.9	6.5	4.9	11.3
-consolidated financial statements	8.8	4.6	13.4	9.0	4.4	13.4	6.5	2.3	8.8
-statutory financial statements		5	5.0	0.0	4.5	4.5		2.5	2.5

Audit-related fees [2]	1.5	0.8	2.3	0.8	0.7	1.5	0.5	0.3	0.9
-Acquisitions and divestments	0.8	0.1	0.9	0.0	0.0	0.0
-Sustainability assurance	0.7	0.0	0.7	0.7	0.0	0.7	0.4		0.4
-Other		0.7	0.7	0.1	0.7	0.8	0.1	0.3	0.5
Fees	10.3	10.4	20.7	9.7	9.6	19.4	7.0	5.2	12.2
1 Ernst & Young Accountants LLP
2 Also known as Assurance fees
Other business income (expenses)

Other business income (expenses) consists of the following:

Philips Group

Other business income (expenses)

in millions of EUR

2016 - 2018

	2016	2017	2018
Result on disposal of businesses:
- income	1	15	45
- expense	(4)	(5)	-
Result on disposal of fixed assets:
- income	4	96	20
- expense	(1)	(1)	(1)
Result on other remaining businesses:
- income	13	41	23
- expense	(17)	(62)	(32)
Impairment of goodwill [1]	(1)	(9)
Other business income (expense)	(6)	76	55
Total other business income	17	152	88
Total other business expense	(23)	(76)	(33)
1 Further information on goodwill movement can be found in Goodwill

The result on disposal of businesses was mainly due to divestment of non-strategic businesses.

The result on disposal of fixed assets was mainly due to sale of real estate assets.

The result on other remaining businesses mainly relates to non-core revenue and various legal matters.

Financial income and expenses

Philips Group

Financial income and expenses

in millions of EUR

2016 - 2018

	2016	2017	2018
Interest income	43	40	31
Interest income from loans and receivables	15	12	8
Interest income from cash and cash equivalents	28	28	22
Dividend income from financial assets	4	64	2
Net gains from disposal of financial assets	3	1	6
Net change in fair value of financial assets at fair value through profit or loss		7
Other financial income	15	14	12
Financial income	65	126	51
Interest expense	(342)	(222)	(188)
Interest on debt and borrowings	(288)	(177)	(158)
Finance charges under finance lease contract	(7)	(8)	(7)
Interest expenses - pensions	(48)	(37)	(23)
Provision-related accretion and interest	44	(22)	(15)
Net foreign exchange losses	(1)	(2)	(2)
Impairment loss of financial assets	(24)	(2)	-
Net change in fair value of financial assets at fair value through profit or loss	(4)		(1)
Other financial expenses	(180)	(15)	(58)
Financial expense	(507)	(263)	(264)
Financial income and expenses	(442)	(137)	(213)

Net financial income and expense showed a EUR 213 million expense in 2018, which was EUR 76 million higher than in 2017. Other financial expenses included financial charges related to the early redemption of USD bonds of EUR 46 million. Net interest expense in 2018 was EUR 25 million lower than in 2017, mainly due to lower interest expenses on pensions and lower interest expenses on net debt.

Net financial income and expense showed a EUR 137 million expense in 2017, which was EUR 305 million lower than in 2016. Net interest expense in 2017 was EUR 117 million lower than in 2016, mainly due to lower interest expenses on net debt following the bond redemptions in October 2016 and January 2017. Higher dividend income was mainly related to the retained interest in the combined businesses of Lumileds and Automotive. Impairment charges in 2016 amounted to EUR 24 million mainly due to Corindus Vascular Robotics. Lower provision-related accretion and interest in 2016 is primarily due to the release of accrued interest as a result of the settlement of the Masimo litigation. Other financial expenses included financial charges related to the early redemption of USD bonds of EUR 153 million.

Income taxes

The income tax expense of continuing operations amounted to EUR 193 million (2017: EUR 349 million, 2016: EUR 203 million).

The components of income before taxes and income tax expense are as follows:

Philips Group

Income tax expense

in millions of EUR

2016 - 2018

	2016	2017	2018
Netherlands	137	929	636
Foreign	886	451	869
Income before taxes of continuing operations [1]	1,023	1,381	1,505

Netherlands:
Current tax (expense) benefit	10	(15)	(25)
Deferred tax (expense) benefit	(95)	(150)	16
Total tax (expense) benefit of continuing operations (Netherlands)	(85)	(165)	(9)

Foreign:
Current tax (expense) benefit	(155)	(258)	(289)
Deferred tax (expense) benefit	37	73	105
Total tax (expense) benefit of continuing operations (foreign)	(118)	(184)	(184)

Income tax expense of continuing operations	(203)	(349)	(193)
1 Income before tax excludes the result of investments in associates.

Income tax expense of continuing operations excludes the tax benefit of the discontinued operations of EUR 14 million (2017: EUR 182 million tax expense, 2016: EUR 181 million tax expense), further detailed in section Discontinued operations and assets classified as held for sale.

The components of income tax expense of continuing operations are as follows:

Philips Group

Current income tax expense

in millions of EUR

2016 - 2018

	2016	2017	2018
Current year tax (expense) benefit	(165)	(275)	(318)
Prior year tax (expense) benefit	20	3	4
Current tax (expense)	(145)	(272)	(314)

Philips Group

Deferred income tax expense

In millions of EUR

2016 - 2018

	2016	2017	2018
Changes to recognition of tax loss and credit carry forwards	(37)	23	(2)
Changes to recognition of temporary differences	31	35	4
Prior year tax	(1)	6	15
Tax rate changes	5	(72)	(26)
Origination and reversal of temporary differences, tax losses and tax credits	(56)	(69)	130
Deferred tax (expense) benefit	(58)	(77)	121

Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rate varies per country, which results in a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25.0% (2017: 25.0%; 2016: 25.0%).

A reconciliation of the weighted average statutory income tax rate to the effective income tax rate of continuing operations is as follows:

Philips Group

Effective income tax rate

in %

2016 - 2018

	2016	2017	2018
Weighted average statutory income tax rate in %	23.3	24.5	24.9
Recognition of previously unrecognized tax loss and credit carryforwards	(1.9)	(2.3)	(0.4)
Unrecognized tax loss and credit carryforwards	5.5	0.6	0.5
Changes to recognition of temporary differences	(3.1)	(2.6)	(0.3)
Non-taxable income and tax incentives	(8.2)	(9.8)	(11.9)
Non-deductible expenses	9.3	6.4	3.7
Withholding and other taxes	1.2	4.0	4.5
Tax rate changes	(0.5)	5.2	1.8
Prior year tax	(1.8)	(0.6)	(1.3)
Tax expenses (benefit) due to other tax liabilities	(2.6)	(1.7)	(8.6)
Others, net	(1.3)	1.5	(0.1)
Effective income tax rate	19.9	25.3	12.8

The effective income tax rate is lower than the weighted average statutory income tax rate in 2018, mainly due to one-time non-cash benefits from tax audit resolutions and business integration. These tax audit resolutions in multiple jurisdictions, partly offset by provisions relating to tax risks, are reflected in the ‘Tax expense (benefit) due to other tax liabilities’ line. The impact of business integration is included in the ‘Non-taxable income and tax incentives’ line.

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

Net deferred tax assets relate to the following underlying assets and liabilities and tax loss carryforwards (including tax credit carryforwards) and their movements during the years 2018 and 2017 respectively are presented in the tables below.

The net deferred tax assets of EUR 1,676 million (2017: EUR 1,565 million) consist of deferred tax assets of EUR 1,828 million (2017: EUR 1,598 million) and deferred tax liabilities of EUR 152 million (2017: EUR 33 million). Of the total deferred tax assets of EUR 1,828 million at December 31, 2018 (2017: EUR 1,598 million), EUR 203 million (2017: EUR 161 million) is recognized in respect of entities in various countries where there have been tax losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize these deferred tax assets.

At December 31, 2018 the temporary differences associated with investments, including potential income tax consequences on dividends, for which no deferred tax liabilities are recognized, aggregate to EUR 186 million (2017: EUR 290 million).

Philips Group

Deferred tax assets and liabilities

in millions of EUR

2018

	Balance as of January 1, 2018	recognized in income statement	other [1]	Balance as of December 31, 2018	Assets	Liabilities
Intangible assets	(383)	299	(78)	(162)	90	(252)
Property, plant and equipment	23	(13)	2	12	32	(20)
Inventories	231	18	8	257	265	(8)
Other assets	74	(38)	15	50	77	(27)
Pensions and other employee benefits	265	(17)	19	267	269	(2)
Other liabilities	536	(137)	30	428	537	(109)
Deferred tax assets on tax loss carryforwards	819	11	(6)	824	824	-
Set-off deferred tax positions					(265)	265
Net deferred tax assets	1,565	121	(10)	1,676	1,828	(152)
1 Other includes the movements of assets and liabilities recognized in OCI, which includes foreign currency translation differences, acquisitions and divestments.

Philips Group

Deferred tax assets and liabilities

in millions of EUR

2017

	Balance as of January 1, 2017	recognized in income statement	Transfer to assets held for sale	other [1]	Balance as of December 31, 2017	Assets	Liabilities
Intangible assets	(676)	549	(28)	(228)	(383)	423	(806)
Property, plant and equipment	10	15		(2)	23	39	(16)
Inventories	347	(34)	(52)	(29)	231	235	(4)
Other assets	138	7	(82)	12	74	96	(22)
Pensions and other employee benefits	597	(126)	(149)	(57)	265	265	-
Other liabilities	989	(288)	(8)	(158)	536	596	(61)
Deferred tax assets on tax loss carryforwards	1,288	(201)	(125)	(144)	819	819	-
Set-off deferred tax positions						(876)	876
Net deferred tax assets	2,692	(77)	(444)	(606)	1,565	1,598	(33)
1 Other includes the movements of assets and liabilities recognized in OCI, which includes foreign currency translation differences and acquisitions, as well as the effects of US Tax Cuts and Jobs Act.

The company has available tax loss and credit carryforwards, which expire as follows:

Philips Group

Expiry years of net operating loss and credit carryforwards

in millions of EUR

	Total Balance as of December 31, 2017	Unrecognized balance as of December 31, 2017	Total Balance as of December 31, 2018	Unrecognized balance as of December 31, 2018
Within 1 year	3	3	2	1
1 to 2 years	5	2	3	1
2 to 3 years	15	6	16	4
3 to 4 years	14	2	1,911	1,906
4 to 5 years	1,843	1,809	18	6
Later	2,134	410	2,312	36
Unlimited	1,812	1,118	1,728	1,123
Total	5,827	3,351	5,990	3,077

At December 31, 2018, the amount of deductible temporary differences for which no deferred tax asset has been recognized in the balance sheet was EUR 37 million (2017: EUR 42 million).

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

Transfer pricing risks

Philips has issued transfer pricing directives, which are in accordance with international guidelines such as those of the Organization of Economic Co-operation and Development. In order to reduce the transfer pricing uncertainties, monitoring procedures are carried out by Group Tax to safeguard the correct implementation of the transfer pricing directives. However, tax disputes can arise due to inconsistent transfer pricing regimes and different views on "at arm's length" pricing.

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

Tax risks due to disentanglements and acquisitions

When a subsidiary of Philips is disentangled, or a new company is acquired, tax risks may arise. Philips creates merger and acquisition (M&A) teams for these disentanglements or acquisitions. In addition to representatives from the involved business, these teams consist of specialists from various group functions and are formed, among other things, to identify tax risks and to reduce potential tax claims.

Tax risks due to permanent establishments

A permanent establishment may arise when a Philips entity has activities in another country, tax claims could arise in both countries on the same income.

Earnings per share

Philips Group

Earnings per share

in millions of EUR unless otherwise stated 1

2016 - 2018

	2016 [2]		2017 [2]		2018
Income from continuing operations		831		1,028		1,310
Income (loss) attributable to non-controlling interest, from continuing operations		4		11		7
Income from continuing operations attributable to shareholders		826		1,017		1,303
Income from Discontinued operations		660		843		(213)
Income (loss) attributable to non-controlling interest, from Discontinued operations		38		203
Income from Discontinued operations attributable to shareholders		622		639		(213)

Net income attributable to shareholders		1,448		1,657		1,090

Weighted average number of common shares outstanding (after deduction of treasury shares) during the year		918,015,863		928,797,650		922,987,190
Plus incremental shares from assumed conversions of:
Options	2,456,616		3,161,267		2,007,703
Performance shares	6,985,509		10,757,785		8,632,652
Restricted share rights	1,331,163		2,008,162		2,223,382
Forward contracts			407,193
Dilutive potential common shares		10,773,289		16,334,406		12,863,738
Diluted weighted average number of shares (after deduction of treasury shares) during the year		928,789,152		945,132,056		935,850,928

Basic earnings per common share in EUR
Income from continuing operations attributable to shareholders		0.90		1.10		1.41
Income from Discontinued operations attributable to shareholders		0.68		0.69		(0.23)
Net income attributable to shareholders		1.58		1.78		1.18

Diluted earnings per common share in EUR [3] [4]
Income from continuing operations attributable to shareholders		0.89		1.08		1.39
Income from Discontinued operations attributable to shareholders		0.67		0.68		(0.23)
Net income attributable to shareholders		1.56		1.75		1.16

Dividend distributed per common share in euros		0.80		0.80		0.80
1 Shareholders in this table refers to shareholders of Koninklijke Philips N.V.
2 During 2018, an error was identified in certain non-controlling interests and EPS calculations for 2016 and 2017 respectively. Reference is made to the Significant accounting policies.
3 In 2016, 9 million securities that could potentially dilute basic EPS were not included in the computation of dilutive EPS because the effect would have been antidilutive for the periods presented.
4 The dilutive potential common shares are not taken into account in the periods for which there is a loss, as the effect would be antidilutive

Property, plant and equipment

Philips Group

Property, plant and equipment

in millions of EUR

2018

	land and buildings	machinery and installations	other equipment	prepayments and construction in progress	total
Balance as of January 1, 2018
Cost	1,111	1,708	1,449	140	4,408
Accumulated depreciation	(527)	(1,217)	(1,074)		(2,818)
Book value	584	491	376	140	1,591
Change in book value:
Capital expenditures	20	126	64	337	546
Assets available for use	68	99	108	(275)	-
Acquisitions	-	(5)	7	-	2
Depreciation	(56)	(191)	(162)		(409)
Impairments	(5)	(13)	(12)	-	(30)
Translations differences and other	11	(2)	4	-	13
Total changes	37	13	7	63	121
Balance as of December 31, 2018
Cost	1,193	1,669	1,523	203	4,588
Accumulated depreciation	(572)	(1,164)	(1,140)		(2,876)
Book value	621	504	383	203	1,712

Philips Group

Property, plant and equipment

in millions of EUR

2017

	land and buildings	machinery and installations	other equipment	prepayments and construction in progress	total
Balance as of January 1, 2017
Cost	1,766	3,222	1,897	179	7,064
Accumulated depreciation	(912)	(2,546)	(1,451)		(4,909)
Book value	854	676	446	179	2,155
Change in book value:
Capital expenditures	17	128	86	320	551
Assets available for use	63	117	129	(309)	-
Disposals and sales	-	71	3		74
Depreciation	(60)	(205)	(169)		(434)
Impairments	(1)	(32)	(11)	-	(44)
Reclassifications	39	(47)	9	3	4
Transfer (to) from assets classified as held for sale	(284)	(186)	(82)	(44)	(596)
Translations differences and other	(44)	(32)	(35)	(9)	(120)
Total changes	(270)	(185)	(70)	(39)	(564)
Balance as of December 31, 2017
Cost	1,111	1,708	1,449	140	4,408
Accumulated depreciation	(527)	(1,217)	(1,074)		(2,818)
Book value	584	491	376	140	1,591

Land with a book value of EUR 56 million at December 31, 2018 (2017: EUR 50 million) is not depreciated. Property, plant and equipment includes financial lease assets with a book value of EUR 334 million at December 31, 2018 (2017: EUR 281 million).

The expected useful lives of property, plant and equipment are as follows:

Philips Group

Useful lives of property, plant and equipment

in years

Buildings	from 5 to 50 years
Machinery and installations	from 3 to 20 years
Other equipment	from 1 to 10 years

Goodwill

The changes in 2017 and 2018 were as follows:

Philips Group

Goodwill

in millions EUR

2017 - 2018

	2017	2018
Balance as of January 1:
Cost	11,151	9,074
Impairments	(2,253)	(1,343)
Book value	8,898	7,731

Changes in book value:
Acquisitions	1,548	465
Divestments and transfers to assets classified as held for sale	(1,878)	(3)
Translation differences and other	(836)	310

Balance as of December 31:
Cost	9,074	9,908
Impairments	(1,343)	(1,405)
Book value	7,731	8,503

Goodwill increased by EUR 465 million in 2018, mainly from the acquisition of EPD Solutions for an amount of EUR 262 million and other acquisitions for an amount of EUR 203 million. The further increase of EUR 310 million is mainly due to translation differences which impacted the goodwill denominated in USD.

In 2017, the increase of goodwill for the amount of EUR 1,548 million relates to Spectranetics for an amount of EUR 1,255 million and other acquisitions for an amount of EUR 293 million. Divestments of EUR 1,878 million primarily relate to the divestment of Signify. Information on the divestment of Signify can be found in Discontinued operations and assets classified as held for sale. The decrease of EUR 836 million is mainly due to translation differences which impacted the goodwill denominated in USD.

In 2018, the activities of Patient Care & Monitoring Solutions in the segment Connected Care & Health Informatics were split over two new cash-generating units: Monitoring & Analytics and Therapeutic Care. As a result of the change, the goodwill associated with Patient Care & Monitoring Solutions was allocated over these two new units based on the estimated fair value of Monitoring & Analytics and Therapeutic Care relative to the Q4 2017 Patient Care & Monitoring Solutions value in use calculation. The Therapeutic Care goodwill is considered not to be significant in comparison to the total book value of goodwill.

Goodwill impairment testing

For impairment testing, goodwill is allocated to (groups of) cash-generating units (typically one level below segment level), which represent the lowest level at which the goodwill is monitored internally for management purposes.

Goodwill allocated to the cash-generating units Image-Guided Therapy, Monitoring & Analytics and Sleep & Respiratory Care is considered to be significant in comparison to the total book value of goodwill for the Group at December 31, 2018. The amounts associated as of December 31, 2018 are presented below:

Philips Group

Goodwill allocated to the cash-generating units

in millions of EUR

2017 - 2018

	2017	2018
Image-Guided Therapy	2,242	2,357
Patient Care & Monitoring Solutions	1,349
Monitoring & Analytics		1,354
Sleep & Respiratory Care	1,819	1,925
Other (units carrying a non-significant goodwill balance)	2,321	2,867
Book value	7,731	8,503

The basis of the recoverable amount used in the annual impairment tests for the units disclosed in this note is the value in use. In the annual impairment test performed in the fourth quarter of 2018, the estimated recoverable amounts of the cash-generating units tested approximated or exceeded the carrying value of the units, therefore no impairment loss was recognized.

Key assumptions - general

Key assumptions used in the impairment tests for the units were sales growth rates, EBITA * and the rates used for discounting the projected cash flows. These cash flow projections were determined using the Royal Philips managements’ internal forecasts that cover an initial period from 2019 to 2021. Projections were extrapolated with stable or declining growth rates for a period of 4 years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long-term average growth rate. The mentioned 4 years is linked to managements' new internal forecasts of 2022-2025 that will be concluded in 2019, and was updated from 5 years as applied in 2017 to be aligned with the current Philips forecasting process.

The sales growth rates and EBITA * used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. EBITA * in all units mentioned in this note is expected to increase over the projection period as a result of volume growth and cost efficiencies.

Key assumptions and sensitivity analysis relating to cash-generating units to which a significant amount of goodwill is allocated

Cash flow projections of Image-Guided Therapy, Monitoring & Analytics and Sleep & Respiratory Care are based on the key assumptions included in the table below, which were used in the annual impairment test performed in the fourth quarter:

Philips Group

Key assumptions

in %

2018

	compound sales growth rate [1]
	initial forecast period	extra-polation period [2]	used to calculate terminal value [3]	pre-tax discount rates
Image-Guided Therapy	8.1	5.2	2.3	9.3
Monitoring & Analytics	6.5	4.0	2.3	9.9
Sleep & Respiratory Care	8.4	4.8	2.3	10.6
1 Compound sales growth rate is the annualized steady nominal growth rate over the forecast period
2 Also referred to later in the text as compound long-term sales growth rate
3 The historical long-term growth rate is only applied to the first year after the 4 year extrapolation period, after which no further growth is assumed for the terminal value calculation

The assumptions used for the 2017 cash flow projections were as follows:

Philips Group

Key assumptions

in %

2017

	compound sales growth rate [1]
	initial forecast period	extra-polation period [2]	used to calculate terminal value [3]	pre-tax discount rates
Image-Guided Therapy	5.3	4	2.3	10.9
Patient Care & Monitoring Solutions	3.8	4.8	2.3	12.3
Sleep & Respiratory Care	7.2	5.6	2.3	12.1

1 Compound sales growth rate is the annualized steady nominal growth rate over the forecast period
2 Also referred to later in the text as compound long-term sales growth rate
3 The historical long-term growth rate is only applied to the first year after the 5 year extrapolation period, after which no further growth is assumed for the terminal value calculation

The results of the annual impairment test of Image-Guided Therapy, Monitoring & Analytics and Sleep & Respiratory Care indicate that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Additional information relating to cash-generating units to which a non-significant amount relative to the total goodwill is allocated

In addition to the significant goodwill recorded at the units mentioned above, Aging & Caregiving (formerly Home Monitoring) and Population Insights & Care (formerly Population Health Management) are sensitive to fluctuations in the assumptions as set out above.

Based on the most recent impairment test of the cash-generating unit Aging & Caregiving, it was noted that an increase of 300 points in the pre-tax discount rate, a 730 basis points decline in the compound long-term sales growth rate or a 39% decrease in terminal value would, individually, cause its recoverable amount to fall to the level of its carrying value. The goodwill allocated to Aging & Caregiving at December 31, 2018 amounts to EUR 43 million.

Based on the annual impairment test of the cash-generating unit Population Insights & Care, it was noted that an increase of 10 points in the pre-tax discount rate, a 30 basis points decline in the compound long-term sales growth rate or a 3% decrease in terminal value would, individually, cause its recoverable amount to fall to the level of its carrying value. The goodwill allocated to Population Insights & Care at December 31, 2018 amounts to EUR 207 million.

Impairment tests are performed based on forward looking assumptions, using the most recent available information. By their nature, these assumptions involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from the plans, goals and expectations set forth in these assumptions. For the two cash-generating units Aging & Caregiving and Population Insights & Care there is a higher risk that those deviations might cause the recoverable amount to fall below the level of its carrying value.

For the other cash-generating units to which a non-significant amount relative to the total goodwill is allocated any reasonable change in assumptions would not cause the value in use to fall to the level of the carrying value.

* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Information by segment and country.

Intangible assets excluding goodwill

The changes were as follows:

Philips Group

Intangible assets excluding goodwill

in millions of EUR

2018

	brand names	customer relationships	technology	product development	product development construction in progress	software	other	total
Balance as of January 1, 2018
Cost	670	2,342	1,985	1,848	487	605	105	8,042
Amortization/ impairments	(392)	(1,338)	(1,161)	(1,262)	(51)	(431)	(84)	(4,720)
Book value	278	1,004	824	586	436	174	21	3,322
Changes in book value:
Additions:
Purchases		7	14		92	92	1	205
Internally generated assets					203			203
Assets available for use				256	(256)
Acquisitions	11	17	330			-	56	415
Amortization	(34)	(114)	(116)	(221)		(59)	(4)	(549)
Impairments	(52)	(16)	(9)	(16)	(1)	(5)	(2)	(101)
Translation differences and other	3	36	27	15	8	2	3	94
Total changes	(72)	(70)	246	34	45	30	53	267
Balance as of December 31, 2018
Cost	689	2,421	2,400	2,103	532	684	168	8,997
Amortization/ impairments	(484)	(1,488)	(1,330)	(1,483)	(51)	(480)	(93)	(5,408)
Book Value	205	934	1,070	621	481	204	75	3,589

Philips Group

Intangible assets excluding goodwill

in millions of EUR

2017

	brand names	customer relationships	technology	product development	product development construction in progress	software	other	total
Balance as of January 1, 2017
Cost	1,088	3,429	2,074	1,899	578	580	134	9,782
Amortization/ impairments	(633)	(2,188)	(1,491)	(1,362)	(36)	(421)	(99)	(6,230)
Book value	455	1,241	583	537	542	159	34	3,552

Changes in book value:
Additions:
Purchases		-	23		149	86	3	261
Internally generated assets					189			189
Assets available for use				363	(363)
Acquisitions	7	431	470			2	16	926
Amortization	(40)	(142)	(100)	(213)	-	(52)	(3)	(550)
Impairments			(12)	(43)	(27)	(1)		(83)
Divestments and transfers to assets classified as held for sale	(120)	(438)	(103)	(23)	(11)	(19)	(6)	(721)
Translation differences	(24)	(89)	(37)	(35)	(43)	(1)	(23)	(252)
Total changes	(178)	(238)	241	49	(106)	15	(13)	(230)
Balance as of December 31, 2017
Cost	670	2,342	1,985	1,848	487	605	105	8,042
Accumulated amortization	(392)	(1,338)	(1,161)	(1,262)	(51)	(431)	(84)	(4,720)
Book Value	278	1,004	824	586	436	174	21	3,322

The acquisitions through business combinations in 2018 mainly consist of the acquired intangible assets of EPD Solutions Ltd. For more information, please refer to Acquisitions and divestments.

The amortization of intangible assets is specified in Income from operations.

The expected useful lives of the intangible assets excluding goodwill are as follows:

Philips Group

Expected useful lives of intangible assets excluding goodwill in years

Brand names	2-20
Customer relationships	2-25
Technology	3-20
Other	1-10
Software	1-10
Product development	3-7

The weighted average expected remaining life of brand names, customer relationships, technology and other intangible assets is 9.3 years as of December 31, 2018 (2017: 9.6 years).

At December 31, 2018 the carrying amount of customer relationships of Sleep & Respiratory Care was EUR 278 million with a remaining amortization period of 5 years (2017: EUR 315 million; 6 years). For the intangibles relating to the acquisition of Spectranetics refer to Acquisitions and divestments.

Other financial assets

Other current financial assets

In 2018 current financial assets increased by EUR 434 million from EUR 2 million in 2017 to EUR 436 million in 2018, reflecting mainly the remaining interest in Signify (formerly Philips Lighting) of 16.5% as of December 31, 2018 (please refer to Interests in entities).

Other non-current financial assets

The changes during 2018 were as follows:

Philips Group

Other non-current financial assets

in millions of EUR

2018

	Non-current financial assets at FVTP&L	Non-current financial assets at FVTOCI	Non-current financial assets at Amortized cost	Total
Balance as of January 1, 2018 [1]	104	369	114	587
Changes:
Acquisitions/additions	30	1	14	45
Sales/redemptions/reductions	(20)	(18)	(78)	(116)
Value adjustment through OCI	-	(164)		(164)
Value adjustment through P&L	(2)		-	(1)
Translation differences and other	2	12	(4)	10
Reclassifications	2	(2)	-	-
Balance as of December 31, 2018	116	198	46	360
1 Refer to IFRS 9 disclosure in Significant accounting policies note for the impact of IFRS 9 on 2018 opening balance.

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

The company’s investments in non-current financial assets mainly consist of investments in common shares of companies in various industries. In 2018, the main movements in non-current financial assets at FVTOCI can be explained by value adjustments related to the retained investment in the combined Lumileds and Automotive businesses (please refer to Fair value of financial assets and liabilities)

The retained investment in the combined businesses of Lumileds and Automotive of EUR 112 million (December 31, 2017: EUR 243 million) is classified as a financial asset recognized at fair value through OCI.

Other assets

Other non-current assets

Other non-current assets in 2018 mainly related to prepaid expenses of EUR 47 million (2017: EUR 74 million).

Other current assets

Other current assets include EUR 276 million (2017: EUR 186 million) accrued income and EUR 193 million (2017: EUR 206 million) for prepaid expense mainly related to Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses.

Inventories

Inventories are summarized as follows:

Philips Group

Inventories

in millions of EUR

2017 - 2018

	2017	2018
Raw materials and supplies	715	876
Work in process	358	366
Finished goods	1,280	1,432
Inventories	2,353	2,674

The write-down of inventories to net realizable value was EUR 159 million in 2018 (2017: EUR 150 million). The write-down is included in cost of sales.

Receivables

Non-current receivables

Non-current receivables are associated mainly with customer financing in Diagnosis & Treatment businesses amounting to EUR 44 million (2017: EUR 47 million), for Signify indemnification amounting to EUR 59 million and insurance receivables in Other in the US amounting to EUR 41 million (2017: EUR 47 million).

Current receivables

Current receivables at December 31, 2018 included accounts receivable net of EUR 3,805 million, accounts receivable other of EUR 203 million and accounts receivable from investments in associates of EUR 27 million.

The accounts receivable, net, per segment are as follows:

Philips Group

Accounts receivables-net

in millions of EUR

2017 - 2018

	2017	2018
Diagnosis & Treatment	1,489	1,601
Connected Care & Health Informatics	706	723
Personal Health	1,341	1,411
Other	72	70
Accounts receivable-net	3,609	3,805

The aging analysis of accounts receivable, net, is set out below:

Philips Group

Aging analysis

in millions of EUR

2017 - 2018

	2017	2018
current	3,046	3,222
overdue 1-30 days	256	228
overdue 31-180 days	242	270
overdue > 180 days	63	85
Accounts receivable-net	3,609	3,805

The above net accounts receivable represent current and overdue but not fully impaired receivables.

The changes in the allowance for doubtful accounts receivable are as follows:

Philips Group

Allowance for accounts receivable

in millions of EUR

2016 - 2018

	2016	2017	2018
Balance as of January 1	301	318	215
Additions charged to expense	76	41	28
Deductions from allowance [1]	(64)	(36)	(28)
Transfer to assets held for sale		(92)
Other movements	5	(16)	(21)
Balance as of December 31	318	215	194
1 Write-offs for which an allowance was previously provided.

The allowance for doubtful accounts receivable has been primarily established for receivables that are past due.

Included in the above balances as per December 31, 2018 are allowances for individually impaired receivables of EUR 181 million (2017: EUR 197 million; 2016: EUR 289 million). .

Contract assets

Current contract assets were EUR 232 million per December 31, 2018 (2017: EUR 171 million).

The contract assets increased with EUR 61 million. The year-on-year change is mainly driven by timing differences between billing terms and services provided.

Equity

Common shares

As of December 31, 2018, authorized common shares consist of 2 billion shares (December 31, 2017: 2 billion; December 31, 2016: 2 billion) and the issued and fully paid share capital consists of 926,195,539 common shares, each share having a par value of EUR 0.20 (December 31, 2017: 940,909,027; December 31, 2016: 929,644,864).

Preference shares

As a means to protect the Company and its stakeholders against an unsolicited attempt to obtain (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised as of December 31, 2018 and no preference shares have been issued. Authorized preference shares consist of 2 billion shares as of December 31, 2018 (December 31, 2017: 2 billion; December 31, 2016: 2 billion).

Options, restricted and performance shares

The Company has granted stock options on its common shares and rights to receive common shares in the future (see Share-based compensation).

Treasury shares

In connection with the Company’s share repurchase programs (see next paragraph: Share repurchase methods for share-based compensation plans and capital reduction purposes), shares which have been repurchased and are held in Treasury for the purpose of (i) delivery upon exercise of options, restricted and performance share programs, and (ii) capital reduction, are accounted for as a reduction of shareholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

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

The following table shows the movements in the outstanding number of shares over the last three years:

Philips Group

Outstanding number of shares

in number of shares

2016 - 2018

	2016	2017	2018
Balance as of January 1	917,103,586	922,436,563	926,191,723
Dividend distributed	17,344,462	11,264,163	9,533,223
Purchase of treasury shares	(25,193,411)	(19,841,595)	(31,993,879)
Re-issuance of treasury shares	13,181,926	12,332,592	10,453,020
Balance as of December 31	922,436,563	926,191,723	914,184,087

The following transactions took place resulting from employee option and share plans:

Philips Group

Employee option and share plan transactions

2016 - 2018

	2016	2017	2018
Shares acquired	8,601,426	15,222,662	8,226,101
Average market price	EUR 24.73	EUR 31.81	EUR 32.59
Amount paid	EUR 213 million	EUR 484 million	EUR 268 million
Shares delivered	13,181,926	12,332,592	10,453,020
Average price (FIFO)	EUR 25.86	EUR 27.07	EUR 32.66
Cost of delivered shares	EUR 341 million	EUR 334 million	EUR 341 million
Total shares in treasury at year-end	7,208,301	10,098,371	7,871,452
Total cost	EUR 181 million	EUR 331 million	EUR 258 million

In order to reduce share capital, the following transactions took place:

Philips Group

Share capital transactions

2016 - 2018

	2016	2017	2018
Shares acquired	16,591,985	4,618,933	23,767,778
Average market price	EUR 23.84	EUR 32.47	EUR 32.58
Amount paid	EUR 396 million	EUR 150 million	EUR 774 million
Cancellation of treasury shares (shares)	18,829,985		24,246,711
Cancellation of treasury shares (EUR)	EUR 450 million		EUR 783 million
Total shares in treasury at year-end		4,618,933	4,140,000
Total cost		EUR 150 million	EUR 141 million

Share purchase transactions related to employee option and share plans, as well as transactions related to the reduction of share capital, involved a cash outflow of EUR 1,042 million. A cash inflow of EUR 94 million from treasury shares mainly includes settlements of share-based compensation plans.

Share repurchase methods for share-based compensation plans and capital reduction purposes

During 2018, Royal Philips repurchased shares for share-based compensation plans and capital reduction purposes via three different methods: (i) share buy-back repurchases in the open market via an intermediary (ii) repurchase of shares via forward contracts for future delivery of shares (iii) the unwinding of call options on own shares. In 2018, Royal Philips also used methods (i) and (ii) to repurchase shares for capital reduction purposes.

Forward share repurchase contracts

In order to hedge commitments under share-based compensation plans, Philips entered into three forward contracts in the last quarter of 2018, involving 10 million shares. This resulted in a reduction of Retained earnings of EUR 319 million against Short-term and Long-term liabilities. Additionally, in the first quarter of 2018 the remaining forward contracts under the forward share buy-back contract of 2017 were exercised at a forward price of EUR 27.03, resulting in a EUR 20 million increase in Retained earnings against Treasury shares. As of December 31, 2018, 10 million forward contracts connected to share based compensation plans were outstanding.

In order to reduce its share capital, Royal Philips also entered into six forward contracts in 2017. The forward contacts involved 31,020,000 shares with a settlement date varying between October 2018 and June 2019 and a weighted average forward price of EUR 32.22. In 2018, 12,420,000 forward contracts were exercised resulting in a EUR 423 million increase in Retained earnings against Treasury shares. As of December 31, 2018, 18,600,000 forward contracts connected to share capital reductions were outstanding. For further information on the forward contracts please refer to Debt.

Share call options

During 2016 Philips bought EUR and USD-denominated call options to hedge options granted under share-based compensation plans before 2013.

In 2018, the Company unwound 1,263,486 EUR-denominated and 1,204,126 USD-denominated call options against the transfer of the same number of Royal Philips shares (2,467,612 shares) and an additional EUR 51 million cash payment to the buyer of the call options.

The number of outstanding EUR denominated options were 2,023,639 and USD-denominated options were 1,770,218, as of December 2018.

Dividend distribution
2018

In June 2018, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 738 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 46% of the shareholders elected for a share dividend, resulting in the issuance of 9,533,233 new common shares. The settlement of the cash dividend involved an amount of EUR 400 million (including costs).

A proposal will be submitted to the 2019 Annual General Meeting of Shareholders to pay a dividend of EUR 0.85 per common share, in cash or shares at the option of the shareholders, against the net income of the Company for 2018.

2017

In June 2017, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 742 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 48% of the shareholders elected for a share dividend, resulting in the issuance of 11,264,163 new common shares. The settlement of the cash dividend involved an amount of EUR 384 million (including costs)

2016

In June 2016, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 732 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 55% of the shareholders elected for a share dividend, resulting in the issuance of 17,344,462 new common shares. The settlement of the cash dividend involved an amount of EUR 330 million (including costs).

Limitations in the distribution of shareholders’ equity

As at December 31, 2018, pursuant to Dutch law, certain limitations exist relating to the distribution of shareholders’ equity of EUR 1,558 million. Such limitations relate to common shares of EUR 185 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 634 million and unrealized currency translation differences of EUR 739 million. The unrealized losses related to fair value through OCI financial assets of EUR 181 million and unrealized losses related to cash flow hedges of EUR 10 million qualify as revaluation reserves and reduce the distributable amount due to the fact that these reserves are negative.

The legal reserve required by Dutch law of EUR 634 million included under retained earnings relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

As at December 31, 2017, these limitations in distributable amounts were EUR 1,283 million and related to common shares of EUR 188 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 703 million and unrealized currency translation differences of EUR 392 million. The unrealized losses related to fair value through OCI financial assets of EUR 30 million qualify as a revaluation reserve and reduce the distributable amount due to the fact that this reserve is negative.

Non-controlling interests

Non-controlling interests relate to minority stakes held by third parties in consolidated group companies, for further details reference is made to Interest in entities.

Capital management

Philips manages capital based upon the IFRS measures, net cash provided by operating activities and net cash used for investing activities as well as the non-IFRS measure net debt. The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included below.

Net debt is defined as the sum of long and short-term debt minus cash and cash equivalents. Group equity is defined as the sum of shareholders’ equity and non-controlling interests. This measure is used by Philips Treasury management and investment analysts to evaluate financial strength and funding requirements. The Philips net debt position is managed with the intention of retaining a strong investment grade credit rating. Furthermore, Philips’ aim when managing the net debt position is dividend stability and a pay-out ratio of 40% to 50% of Adjusted income from continuing operations attributable to shareholders (reconciliation to the most directly comparable IFRS measure, Net income, is provided at the end of this note).

Philips Group

Composition of net debt and group equity

in millions of EUR unless otherwise stated

2016 - 2018

	2016	2017	2018
Long-term debt	4,021	4,044	3,427
Short-term debt	1,585	672	1,394
Total debt	5,606	4,715	4,821
Cash and cash equivalents	2,334	1,939	1,688
Net debt	3,272	2,776	3,132
Shareholders' equity	12,546	11,999	12,088
Non-controlling interests	907	24	29
Group equity	13,453	12,023	12,117
Net debt and group equity ratio	20:80	19:81	21:79

Adjusted income from continuing operations attributable to shareholders is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted income from continuing operations attributable to shareholders to the most directly comparable IFRS measure, Net income for 2018 is included in the table below.

Philips Group

Adjusted income from continuing operations attributable to shareholders

1 in millions of EUR

2018

2018
Net income	1,097
Less: Discontinued operations, net of income taxes	213
Income from continuing operations	1,310
Continuing operations non-controlling interests	(7)
Income from continuing operations attributable to shareholders	1,303
Adjustments for:
Amortization of acquired intangible assets	347
Restructuring costs and acquisition-related charges	258
Other items	41
Net finance expenses	57
Tax impact of adjusted items	(365)
Adjusted Income from continuing operations attributable to shareholders [1]	1,643
1 Shareholders in this table refers to shareholders of Koninklijke Philips N.V.

Debt

Philips has a USD 2.5 billion Commercial Paper Programme and a EUR 1 billion committed standby revolving credit facility that can be used for general group purposes, such as a backstop of its Commercial Paper Programme. As of December 31, 2018, Philips did not have any loans outstanding under either facility. In April 2018, Philips successfully exercised, with existing terms and conditions, the first of two 1-year extension options of its EUR 1 billion committed standby revolving credit facility, extending the maturity date to April 21, 2023. The facility does not have a material adverse change clause, has no financial covenants and no credit-rating-related acceleration possibilities.

The provisions applicable to all USD-denominated corporate bonds issued by the company in March 2008 and March 2012 (due 2038 and 2042) contain a ‘Change of Control Triggering Event’. If the company would experience such an event with respect to a series of corporate bonds the company might be required to offer to purchase the bonds that are still outstanding at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any.

Furthermore, the conditions applicable to the EUR denominated corporate bonds issued in 2017 and 2018 (due 2019, 2023, 2024 and 2028) contain a similar provision (‘Change of Control Put Event’). Upon the occurrence of such an event, the company might be required to redeem or purchase any of such bonds at their principal amount together with interest accrued.

In March 2018, Philips refinanced a loan of EUR 178 million with a new long-term loan of EUR 200 million. In April 2018, Philips completed the early redemption of all the 3.750% USD bonds due 2022 with an aggregate principal amount of USD 1 billion, resulting in financial charges of EUR 24 million. For the purpose of the redemption, a EUR 900 million loan was entered into, which was repaid in May 2018 through the issuance of fixed-rate EUR bonds with an aggregate principal amount of EUR 1 billion (EUR 500 million 0.750% due 2024 and EUR 500 million 1.375% due 2028). 6.875% USD bonds due 2038 with an aggregate principal amount of USD 56 million and USD 16 million were redeemed in May and June 2018 respectively, resulting in financial charges of EUR 21 million. In Q4 2018, a nominal amount of EUR 423 million of forward contracts related to the EUR 1.5 billion share buyback program announced on June 28, 2017 matured. In addition, in Q4 2018, Philips entered into three tranches of forward purchases totaling 10 million shares for a nominal amount of EUR 319 million maturing through 2021 to cover its long-term incentive and employee stock purchase plans.

Long-term debt

The below tables present information about the long-term debt outstanding, its maturity and average interest rates in 2017 and 2018.

Philips Group

Long-term debt

in millions of EUR unless otherwise stated

2018

	amount outstanding in 2018	Current portion	Non-current portion	Between 1 and 5 years	amount due after 5 years	average remaining term (in years)	average rate of interest
USD bonds	1,303		1,303		1,303	18.1	6.3%
EUR bonds	1,988	500	1,488	497	991	5.0	0.7%
Forward contracts	807	618	188	188		0.8
Finance leases	330	94	236	190	46	3.6	2.9%
Bank borrowings	211		211	6	205	6.2	0.3%
Other long-term debt	18	18	-	-	-	1.1	1.6%
Long-term debt	4,657	1,230	3,427	882	2,545	7.9	2.3%

Philips Group

Long-term debt

in millions of EUR unless otherwise stated

2017

	amount outstanding in 2017	Current portion	Non-current portion	Between 1 and 5 years	amount due after 5 years	average remaining term (in years)	average rate of interest
USD bonds	2,137		2,137	833	1,305	13.3	5.4%
EUR bonds	997		997	501	496	3.7	0.3%
Forward contracts	970	394	576	576		1.2
Finance leases	281	87	195	170	24	4.8	3.4%
Bank borrowings	190	52	138	138		2.1	1.3%
Other long-term debt	20	19	1	1	-	1.1	0.9%
Long-term debt	4,595	552	4,044	2,218	1,825	7.6	2.8%
Bonds

The below table discloses the amount outstanding and effective rate of bonds in 2017 and 2018.

Philips Group

Unsecured Bonds

in millions of EUR unless otherwise stated

2017 - 2018

	effective rate	2017	2018
Unsecured EUR Bonds
Due 9/06/2023; 1/2%	0.634%	500	500
Due 9/06/2019; 3M Euribor +20bps		500	500
Due 5/02/2024; 3/4%	0.861%		500
Due 5/02/2028; 1 3/8%	1.523%		500
Unsecured USD Bonds
Due 5/15/25; 7 3/4%	7.429%	53	55
Due 6/01/26; 7 1/5%	6.885%	114	119
Due 5/15/25; 7 1/8%	6.794%	70	74
Due 11/03/38; 6 7/8%	7.210%	668	636
Due 3/15/22; 3 3/4% [1]	3.906%	837
Due 3/15/42; 5%	5.273%	418	438
Adjustments [2]		(26)	(31)
Unsecured Bonds		3,134	3,291
1 In April 2018, Philips completed the early redemption of all the 3.750% USD bonds due 2022 with an aggregate principal amount of USD 1 billion.
2 Adjustments related to both EUR and USD bonds and concern bond discounts and premium, transaction costs and fair value adjustments for interest rate derivatives.
Finance lease liabilities

The below table discloses the reconciliation between the total of future minimum lease payments and their present value.

For further information regarding the adoption of IFRS 16, please refer to Significant accounting policies.

Philips Group

Finance lease liabilities

in millions of EUR

2017 - 2018

	2017			2018
	future minimum lease payments	interest	present value of minimum lease payments	future minimum lease payments	interest	present value of minimum lease payments
Less than one year	93	6	87	100	6	94
Between one and five years	184	14	170	206	16	190
More than five years	29	4	24	52	6	46
Finance lease	306	24	281	357	28	330
Short-term debt

Philips Group

Short-term debt

in millions of EUR

2017 - 2018

	2017	2018
Short-term bank borrowings	71	76
Forward contracts	49	88
Current portion of long-term debt	552	1,230
Short-term debt	672	1,394

During 2018, the weighted average interest rate on the bank borrowings was 15.0% (2017: 3.3%). The increase was mainly driven by a higher relative amount of borrowings in high interest rate countries. In addition, there was an increase in interest rates in these countries during 2018.

Provisions

Philips Group

Provisions

in millions of EUR

2017 - 2018

	2017			2018
	long-term	short-term	total	long-term	short-term	total
Post-employment benefit (see note 20)	973		973	835		835
Product warranty	44	157	201	37	153	190
Environmental provisions	140	19	160	124	20	144
Restructuring-related provisions	25	87	112	45	68	114
Litigation provisions	26	24	50	17	9	26
Other provisions	451	113	564	730	112	842
Provisions	1,659	400	2,059	1,788	363	2,151
Assurance-type product warranty

The provisions for assurance-type product warranty reflect the estimated costs of replacement and free-of-charge services that will be incurred by the company with respect to products sold.

The company expects the provisions to be utilized mainly within the next year.

Philips Group

Provisions for assurance-type product warranty

in millions of EUR

2016 - 2018

	2016	2017	2018
Balance as of January 1	289	259	201
Changes:
Additions	325	283	248
Utilizations	(357)	(270)	(261)
Transfer to liabilities directly associated with assets held for sale		(56)
Translation differences and other	2	(16)	2
Balance as of December 31	259	201	190
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

Approximately EUR 70 million of the long term provision is expected to be utilized after one to five years, with the remainder after five years. For more details on the environmental remediation reference is made to Contingent assets and liabilities.

Philips Group

Environmental provisions

in millions of EUR

2016 - 2018

	2016	2017	2018
Balance as of January 1	335	321	160
Changes:
Additions	18	18	23
Utilizations	(24)	(21)	(15)
Releases	(36)	(8)	(4)
Changes in discount rate	11	11	(28)
Accretion	7	6	5
Translation differences and other	10	(20)	4
Transfer to liabilities directly associated with assets held for sale		(146)
Balance as of December 31	321	160	144

The additions and the releases of the provisions originate from additional insights in relation to factors like the estimated cost of remediation, changes in regulatory requirements and efficiencies in completion of various site work phases.

Restructuring-related provisions

Philips Group

Restructuring-related provisions

in millions of EUR

2018

	Jan. 1, 2018	additions	utilizations	releases	Dec. 31, 2018
Diagnosis & Treatment	38	60	(32)	(11)	55
Connected Care & Health Informatics	20	19	(13)	(8)	18
Personal Health	7	14	(6)	(1)	14
Other	47	42	(47)	(16)	26
Philips Group	112	136	(98)	(37)	114

In 2018, the most significant restructuring projects impacted Diagnosis & Treatment, Connected Care & Health Informatics and Other businesses and mainly took place in the Netherlands, Germany and the US. The restructuring comprised mainly product portfolio rationalization and the reorganization of global support functions.

The company expects the provisions to be utilized mainly within the next year.

2017

In 2017, the most significant restructuring projects impacted Diagnosis & Treatment and Other businesses and mainly took place in the Netherlands and the US.

The movements in the provisions for restructuring in 2017 are presented by segment as follows:

Philips Group

Restructuring-related provision

in millions of EUR

2017

	Jan. 1, 2017	additions	utilizations	releases	other changes [1]	Dec. 31, 2017
Diagnosis & Treatment	13	46	(16)	(5)	(1)	38
Connected Care & Health Informatics	13	27	(12)	(6)	(1)	20
Personal Health	5	14	(5)	(6)	(1)	7
Other	37	55	(27)	(16)	(1)	47
Lighting (now Signify)	133	9	(35)	(3)	(104)
Philips Group	201	150	(96)	(37)	(107)	112
1 Other changes primarily relate to translation differences and reclassification to liabilities directly associated with assets held for sale.
2016

In 2016, the most significant restructuring projects mainly impacted Other and mainly took place in the Netherlands.

The movements in the provisions for restructuring in 2016 are presented by segment as follows:

Philips Group

Restructuring-related provisions

in millions of EUR

2016

	Jan. 1, 2016	additions	utilizations	releases	other changes [1]	Dec. 31, 2016
Diagnosis & Treatment	28	11	(19)	(6)	(1)	13
Connected Care & Health Informatics	21	11	(14)	(6)	1	13
Personal Health	32	7	(29)	(2)	(3)	5
Other	38	34	(17)	(20)	2	37
Lighting (now Signify)	178	95	(118)	(27)	5	133
Philips Group	297	158	(197)	(61)	4	201
1 Other changes primarily relate to translation differences and transfers between segments
Litigation provisions

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings.

Philips Group

Litigation provisions

in millions of EUR

2016 - 2018

	2016	2017	2018
Balance as of January 1	578	96	50
Changes:
Additions	31	40	17
Utilizations [1]	(313)	(52)	(29)
Releases	(98)	(11)	(11)
Reclassifications [1]	(125)	2	-
Changes in discount rate	5
Accretion	8	3	2
Transfer to liabilities directly associated with assets held for sale		(21)
Translation differences and other	10	(7)	(3)
Balance as of December 31	96	50	26
1 The presentation of prior-year information has been reclassified to conform to the current-year presentation.
The most significant proceedings

The majority of the movements in the above schedule related to the Cathode Ray Tube (CRT) antitrust litigation and Masimo Corporation (Masimo) patent litigation.

Cathode Ray Tube (CRT) antitrust litigation

In 2016, 2017 and 2018 the majority of the movements in relation to the CRT antitrust litigation were utilizations due to the transfer to other liabilities for which the company was able to reach a settlement. These settlements were subsequently paid out in the respective following year.

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

Other

In 2018 the translation differences in the schedule above are mainly explained by the movements in the BRL/EUR rate which impacted the litigation provisions denominated in BRL. In 2017 the translation differences are mainly explained by the movements in the USD/EUR rate which impacted the litigation provisions denominated in USD.

The company expects the provisions to be utilized mainly within the next three years.

Other provisions

Philips Group

Other provisions

in millions of EUR

2016 - 2018

	2016	2017	2018
Balance as of January 1	604	733	564
Changes:
Additions [1]	183	241	176
Utilizations [1]	(167)	(175)	(226)
Releases	(61)	(88)	(58)
Reclassification	142	4	2
Accretion	8	-	14
Acquisitions	-	62	367
Transferred to liabilities directly associated with assets held for sale		(156)
Translation differences and other	24	(56)	3
Balance as of December 31	733	564	842
1 The presentation of prior-year information has been reclassified to conform to the current-year presentation.

In 2018 the acquisitions through business combinations mainly consists of a provision for contingent consideration of EUR 239 million relating to the acquisition of EPD. For more details reference is made to Acquisitions and divestments

The main elements of other provisions are:

  provisions for possible taxes/social security of EUR 65 million (2017: EUR 97 million);
  onerous contract provisions for unfavorable supply contracts as part of divestment transactions, onerous (sub)lease contracts and expected losses on existing projects /orders totaling EUR 18 million (2017: EUR 31 million);
  provisions for employee jubilee funds EUR 73 million (2017: EUR 57 million);
  self-insurance provisions of EUR 45 million (2017: EUR 48 million);
  provisions for decommissioning costs of EUR 32 million (2017: EUR 32 million);
  provisions for rights of return of EUR 35 million (2017: EUR 37 million);
  provisions for other employee benefits and obligatory severance payments of EUR 13 million (2017: EUR 24 million);
  provisions for contingent considerations of EUR 409 million (2017: EUR 66 million);
  the release in 2017 of EUR 88 million is due to the reassessment of our positions in other provisions.

The company expects the provisions to be utilized mainly within the next five years, except for:

  provisions for employee jubilee funds of which over a half is expected to be utilized after five years;
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

Most employees that take part in a company pension plan are covered by defined contribution (DC) pension plans. The main DC plans are in the Netherlands and the United States. The company also sponsors a number of defined benefit (DB) pension plans. The benefits provided by these plans are based on employees’ years of service and compensation levels. The company also sponsors a limited number of DB retiree medical plans. The benefits provided by these plans typically cover a part of the healthcare costs after retirement.

The larger funded DB and DC plans are governed by independent Trustees who have a legal obligation to protect the interests of all plan members and operate under the local regulatory framework.

The average duration of the defined benefit obligation (DBO) of the DB plans is 11 years (2017: 12 years).

The largest DB plans in 2018 are in the United States and Germany. These plans account for approximately 88% of the total DBO.

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

The company’s qualified pension commitments in the United States are covered via the Pension Benefit Guaranty Corporation (PBGC) which charges a fee to US companies providing DB pension plans. The fee is also dependent on the amount of unfunded liabilities.

In 2018, the company paid an additional de-risking contribution into the US plan of EUR 130 million (USD 150 million).

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

Philips is one of the sponsors of Philips Pensionskasse VVaG in Germany, which is a multi-employer plan. The plan is classified and accounted for as a DC plan.

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

Philips Group

Pre-tax costs for post-employment benefits

in millions of EUR

2016 - 2018

	2016	2017	2018
Defined-benefit plans	58	95	46
- included in income from operations	(19) [1]	32	23
- included in financial expense	48	37	23
- included in Discontinued operations	29	26
Defined-contribution plans	392	397	327
- included in income from operations	299	315	327
- included in Discontinued operations	93	82
Post-employment benefits costs	450	492	374
1 The net income mainly relates to the settlement of the pension related legal claim in the UK
Summary of the net defined benefit liability and reconciliations

The adjacent tables contain the total net defined benefit liability and the reconciliations for the DBO and plan assets.

The negative past service cost in 2018 relates to plan amendments in Brazil and Switzerland.

Reconciliations for the DBO and plan assets for DB plans:

Philips Group

Defined-benefit obligations

in millions of EUR

2017 - 2018

	2017	2018
Balance as of January 1	4,987	3,109
Service cost	34	27
Interest cost	126	85
Employee contributions	4	4
Actuarial (gains) / losses
– demographic assumptions	(14)	4
– financial assumptions	75	(131)
– experience adjustment	(15)	5
(Negative) past service cost	1	(6)
Settlements	(348)	(0)
Benefits paid from plan	(172)	(152)
Benefits paid directly by employer	(52)	(42)
Transfer to Liabilities directly associated with assets held for sale [1]	(1,210)
Translation differences and other	(307)	94
Balance as of December 31	3,109	2,998

Present value of funded obligations at end of year	2,476	2,388
Present value of unfunded obligations at end of year	633	610
1 The amount presented under 'Transfer to Liabilities directly associated with assets held for sale' in 2017 relates to Signify (former Philips Lighting)

Philips Group

Plan assets

in millions of EUR

2017 - 2018

	2017	2018
Balance as of January 1	3,095	2,137
Interest income on plan assets	87	62
Admin expenses paid	(2)	(1)
Return on plan assets excluding interest income	70	(129)
Employee contributions	4	4
Employer contributions	263	159
Settlements	(348)	(0)
Benefits paid from plan	(172)	(152)
Transfer to Assets classified as held for sale [1]	(642)	-
Translation differences and other	(218)	83
Balance as of December 31	2,137	2,164

Funded status	(972)	(834)
Unrecognized net assets
Net balance sheet position	(972)	(834)
1 The amount presented under 'Transfer to Liabilities directly associated with assets held for sale' in 2017 relates to Signify (former Philips Lighting)

Reconciliation for the effect of the asset ceiling:

Philips Group

Changes in the effect of the asset ceiling

in millions of EUR

2017

2017
Balance as of January 1	105
Interest on unrecognized assets	4
Remeasurements	(100)
Translation differences	(9)
Balance as of December 31

Due to the settlement of the Brazil pension plan in 2017 there is no effect of the asset ceiling remaining as of 31 December 2017 onwards.

Plan assets allocation

The asset allocation in the company’s DB plans at December 31 was as follows:

Philips Group

Plan assets allocation

in millions of EUR

2017 - 2018

	2017	2018
Assets quoted in active markets
- Debt securities	1,142	1,294
- Equity securities	69
- Other	137	161

Assets not quoted in active markets
- Debt securities	14	12
- Equity securities	457	368
- Other	318	329
Total assets	2,137	2,164

The assets in 2018 contain 33% (2017: 37%) unquoted assets. Plan assets in 2018 do not include property occupied by or financial instruments issued by the company.

Assumptions

The mortality tables used for the company’s largest DB plans are:

  US: RP2014 with MP2018 improvement scale for qualified and retiree medical plan; RP2006 with MP2018 improvement scale + white collar adjustment for the unfunded excess plans
  Germany: Heubeck-Richttafeln 2018 Generational

The weighted averages of the assumptions used to calculate the DBO as of December 31 were as follows:

Philips Group

Assumptions used for defined-benefit obligations

in %

2017- 2018

	2017	2018
Discount rate	2.8%	3.2%
Inflation rate	2.1%	2.1%
Salary increase	2.4%	2.4%
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

Philips Group

Sensitivity of key assumptions

in millions of EUR

2018

Defined benefit obligation
Increase
Discount rate (1% movement)	(298)
Inflation rate (1% movement)	97
Salary increase (1% movement)	21
Longevity [1]	65
Decrease
Discount rate (1% movement)	367
Inflation rate (1% movement)	(89)
Salary increase (1% movement)	(20)
1 The mortality table (i.e. longevity) also impacts the DBO. The above sensitivity table illustrates the impact on the DBO of a further 10% decrease in the assumed rates of mortality for the company’s major schemes. A 10% decrease in assumed mortality rates equals improvement of life expectancy by 0.5 - 1 year.

Philips Group

Sensitivity of key assumptions

in millions of EUR

2017

Defined benefit obligation
Increase
Discount rate (1% movement)	(323)
Inflation rate (1% movement)	85
Salary increase (1% movement)	20
Longevity [1]	72
Decrease
Discount rate (1% movement)	394
Inflation rate (1% movement)	(86)
Salary increase (1% movement)	(19)
1 The mortality table (i.e. longevity) also impacts the DBO. The above sensitivity table illustrates the impact on the DBO of a further 10% decrease in the assumed rates of mortality for the company’s major schemes. A 10% decrease in assumed mortality rates equals improvement of life expectancy by 0.5 - 1 year.
Cash flows and costs in 2019

The company expects considerable cash outflows in relation to post-employment benefits which are estimated to amount to EUR 402 million in 2019, consisting of:

  EUR 20 million employer contributions to funded DB plans (US: EUR 0 million, DE: EUR 13 million, Other: EUR 7 million);
  EUR 42 million cash outflows in relation to unfunded DB plans (US: EUR 10 million, DE: EUR 19 million, Other: EUR 13 million); and
  EUR 340 million employer contributions to DC plans (NL: EUR 168 million, US: EUR 118 million, Other: EUR 54 million).

The service and administration cost for 2019 is expected to amount to EUR 31 million for DB plans. The net interest cost for 2019 for the DB plans is expected to amount to EUR 22 million. The cost for DC pension plans in 2019 is equal to the expected DC cash flow.

Accrued liabilities

Accrued liabilities are summarized as follows:

Philips Group

Accrued liabilities

in millions of EUR

2017 - 2018

	2017	2018
Personnel-related costs:
- Salaries and wages	529	530
- Accrued holiday entitlements	109	111
- Other personnel-related costs	71	73
Fixed-asset-related costs:
- Gas, water, electricity, rent and other	52	36
Communication and IT costs	42	55
Distribution costs	83	78
Sales-related costs:
- Commission payable	7	6
- Advertising and marketing-related costs	174	179
- Other sales-related costs	38	28
Material-related costs	110	112
Interest-related accruals	38	36
Deferred income [1]	791
Other accrued liabilities	273	293
Accrued liabilities	2,319	1,537
1 Due to implementation of IFRS 15 balances included in deferred income are now presented as contract liabilities.

Other liabilities

Other non-current liabilities

Other non-current liabilities are summarized as follows:

Philips Group

Other non-current liabilities

in millions of EUR

2017 - 2018

	2017	2018
Deferred income [1]	249
Other tax liability	161	181
Other liabilities	65	72
Other non-current liabilities	474	253
1 Due to implementation of IFRS 15 balances included in deferred income are now presented as contract liabilities.

The other non-current liabilities decreased with EUR 221 million. This increase is mainly driven by the change of presentation of balances included in deferred income.

For further details on tax related liabilities refer to Income taxes.

Other current liabilities

Other current liabilities are summarized as follows:

Philips Group

Other current liabilities

in millions of EUR

2017 - 2018

	2017	2018
Accrued customer rebates that cannot be offset with accounts receivables for those customers	435	422
Advances received from customers on orders not covered by work in process [1]	372
Other taxes including social security premiums	164	178
Other liabilities	155	137
Other current liabilities	1,126	737
1 Due to implementation of IFRS 15 balances included in advances received from customers on orders not covered by work in progress are now presented as contract liabilities.

The other current liabilities decreased with EUR 389 million. This decrease is mainly driven by the change of presentation of balances included in advances received from customers on orders not covered by work in process.

The other liabilities per December 31, 2017 and 2018 include reclassifications from litigation provisions to liabilities due to settlements reached. For more details reference is made to Litigation provisions in Provisions and to Legal proceedings in Contingent assets and liabilities.

Contract liabilities

Non-current contract liabilities were EUR 226 million at December 31, 2018 (2017: EUR 249 million) and current contract liabilities were EUR 1,303 million at December 31, 2018 (2017: EUR 1,163 million).

The current contract liabilities increased with EUR 140 million. The year-on-year change is mainly driven by an increase in contractual billings.

The current contract liabilities as per December 31, 2017 resulted in revenue recognized of EUR 1,163 million in 2018.

Cash flow statement supplementary information

Net cash used for derivatives and current financial assets

In 2018, a total of EUR 177 million cash was paid with respect to foreign exchange derivative contracts related to activities for liquidity management and funding (2017: EUR 295 million outflow; 2016: EUR 128 million outflow).

Purchase and proceeds from non-current financial assets

In 2018, the net cash inflow of EUR 43 million was mainly due to inflows from the repayment of loans receivable, the sale of stakes and capital distributions from investment funds, partly offset by an outflow due to capital contributions into investment funds.

In 2017, the net cash outflow of EUR 36 million was mainly due to capital contributions in Gilde and Abraaj Growth Markets Fund and the acquisition of other stakes.

In 2016, the net cash inflow of EUR 39 million was mainly due to the acquisition of stakes in Abraaj Growth Markets Fund.

Reconciliation of liabilities arising from financing activities

Philips Group

Reconciliation of liabilities arising from financing activities

in millions of EUR

2017 - 2018

	Balance as of Dec. 31, 2017	Cash flow	Currency effects and consolidation changes	Other [1]	Balance as of Dec. 31, 2018
Long term debt [2]	4,595	126	45	(109)	4,657
USD bonds	2,137	(866)	31	-	1,303
EUR bonds	997	990		1	1,988
Bank borrowings	190	21	-	-	211
Other long-term debt	20	(1)	-	-	18
Finance leases	281	(18)	13	53	330
Forward contracts [3]	970			(163)	807
Short term debt [2]	120	34	(29)	39	164
Short-term bank borrowings	71	34	(29)		76
Other short-term loans
Forward contracts [3]	49			39	88
Equity	(1,500)	(1,351)		1,558	(1,293)
Dividend payable		(404)		404
Forward contracts [3]	(1,018)			124	(894)
Treasury shares	(481)	(948)		1,030	(399)
Total		(1,192)
1 Besides non-cash, other includes interest paid on finance leases, which is part of cash flows from operating activities
2 Long-term debt includes the short-term portion of long-term debt, and short-term debt excludes the short-term portion of the long-term debt.
3 The forward contracts are related to the share buyback program and LTI plans

Philips Group

Reconciliation of liabilities arising from financing activities

in millions of EUR

2016 - 2017

	Balance as of Dec. 31, 2016	Cash flow [1]	Transfer to liabilities directly associated with assets held for sale	Currency effects and consolidation changes	Other [2]	Balance as of Dec. 31, 2017
Long term debt [3]	5,396	(217)	(1,255)	(327)	998	4,595
USD bonds	3,608	(1,184)		(287)	1	2,137
EUR bonds		997			-	997
Bank borrowings	1,470	(22)	(1,238)	(21)	-	190
Other long-term debt	39	(20)	-	1	(1)	20
Finance leases	279	12	(18)	(20)	29	281
Forward contracts [4]					970	970
Short term debt [3]	210	(4)	(86)	(49)	49	120
Short-term bank borrowings	207	(3)	(84)	(49)		71
Other short-term loans	2	(1)	(2)	-
Forward contracts [4]					49	49
Equity	(181)	168			(1,487)	(1,500)
Sale of Lighting (now Signify) shares		1,060			(1,060)
Dividend payable		(478)			478
Forward contracts [4]					(1,018)	(1,018)
Treasury shares	(181)	(414)			114	(481)
Total		(53)
1 Cash flow includes cash movements related to Lighting from January to April 2017, and therefore does not equal cash flow financing activities in the consolidated statements of cash flows.
2 Besides non-cash, other includes interest paid on finance leases, which is part of cash flows from operating activities
3 Long-term debt includes the short-term portion of long-term debt, and short-term debt excluding the short-term portion of long-term debt.
4 The forward contracts are mainly related to the share buyback program

Contingent assets and liabilities

Contingent assets

As per December 31, 2018, the company had no material contingent assets.

Contingent liabilities
Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. The total fair value of guarantees recognized on the balance sheet amounts to EUR nil million for both 2017 and 2018. Remaining off-balance-sheet business and credit-related guarantees provided on behalf of third parties and associates decreased by EUR 3 million during 2018 to EUR 40 million (December 31, 2017: EUR 44 million).

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

Cathode Ray Tubes (CRT)

Starting in 2007, competition law authorities in several jurisdictions had commenced investigations into possible anticompetitive activities in the Cathode Ray Tubes, or CRT industry. On December 5, 2012, this lead to a European Commission decision imposing fines on (former) CRT manufacturers including the company. The European Commission imposed a fine of EUR 313 million on the company and a fine of EUR 392 million jointly and severally on the company and LG Electronics, Inc (LGE). In total a payable of EUR 509 million was recognized in 2012 and the fine was paid in the first quarter of 2013. The company appealed the decision of the European Commission with the General Court and later with European Court of Justice. These appeals were denied on September 9, 2015 and September 15, 2017 respectively. No further appeals are pending. Please refer to Subsequent events for a recent claim filed in connection with the CRT matter.

United States and Canada

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

All actions have been settled or otherwise resolved. The indirect purchaser settlement that was approved by the United States District Court for the Northern District of California in 2016, is now again pending before the District Court after it had been remanded to the District Court by the Ninth Circuit Court of Appeals in February 2019.

In 2007, certain Philips Group companies were also being named as defendants in proposed class proceedings in Ontario, Quebec and British Columbia, Canada, along with numerous other participants in the industry. In 2017, a settlement has been reached for all three proposed class actions which was approved by the courts in 2018.

Other jurisdictions

In 2014, the company was named as a defendant in a consumer class action lawsuit filed in Israel in which damages are claimed against several defendants based on alleged anticompetitive activities in the CRT industry. In addition, an electronics manufacturer filed a claim against the company and several co-defendants with a court in the Netherlands and Turkey, also seeking compensation for the alleged damage sustained as a result from the alleged anticompetitive activities in the CRT industry. In 2015 and 2016, the company became involved in further civil CRT antitrust litigation with previous CRT customers based in the United Kingdom, Germany, Brazil and Denmark. In 2018 a case in Germany and in Denmark were settled while two new cases were brought in the United Kingdom.

Currently two cases are pending before the Dutch courts (one of which is also subject to parallel proceedings in Turkey), one case pending before the Israeli court, two cases are pending before the German courts and three cases have been filed in the United Kingdom. Except for the case in Israel where the plaintiffs are a purported class of consumers, all plaintiffs are television or monitor manufacturers who acquired either CRT’s to be integrated in their finished products or OEM monitors containing CRT’s. In all cases, the same substantive allegations about anticompetitive activities in the CRT industry are made and damages are sought. Despite prior settlements, the company has concluded that due to the specific circumstances in the cases that settled and the particularities and considerable uncertainty associated with the remaining matters, based on current knowledge, potential losses cannot be reliably estimated with respect to these matters.

Connected Care & Health Informatics

On July 4, 2018 the Public Prosecution Service in Rio de Janeiro and representatives from the Brazilian antitrust authority CADE inspected the offices of more than 30 companies, including Philips, in São Paulo. The Brazilian authorities are conducting an investigation into tender irregularities in the medical device industry. The company has also received inquiries from certain US authorities in respect of this matter.

Personal Health

In April 2017, the company received a Civil Investigative Demand (CID) out of the US Attorney’s Office in Northern District of Iowa. The CID relates to an evaluation of the appropriateness of certain sleep and respiratory care equipment financing programs available for Respironics’ products. In addition, in late 2017, the company received an information request from the Department of Justice regarding the relationship between Respironics’ business and certain sleep centers that use Respironics’ products. In 2018 the company has provided the requested information to the US government and is awaiting next steps. The company has not been advised that any claim has been asserted by the US government in connection with these matters and it continues to cooperate fully in both inquiries.

Given the uncertain nature of the relevant events and liabilities, it is not practicable to provide information on the estimate of the financial effect, if any, or timing. The outcome of the uncertain events could have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

Miscellaneous

For details on other contractual obligations, please refer to liquidity risk in Details of Treasury risk / other financial risk.

Related-party transactions

In the normal course of business, Philips purchases and sells goods and services from/to various related parties in which Philips typically holds between 20% and 50% equity interest and has significant influence. These transactions are generally conducted with terms comparable to transactions with third parties.

From November 28, 2017, Philips lost control over Signify but still had significant influence. This has resulted in Signify becoming a non-consolidated related party which is reported in the table below for the time period January 1, 2018 to December 31, 2018. Philips and Signify have several agreements in place which impact the related party balances disclosed. There is a Transitional Service Level Agreement, based on which Philips provides Signify with services such as IT, real estate and human resources among others. Additionally, a Trademark License Agreement was signed in which Signify uses the Philips brand name. From December 31, 2018 Philips has no longer significant influence over Signify and therefore Signify ceased to be a related party. As a result, receivables from and payables to related parties in relation Signify are not included in the table below.

For details of these parties in which Philips typically holds between 20% and 50% equity interest, refer to the Investments in associates section of Interests in entities. For details on the Philips ownership changes in Signify, refer to Discontinued operations and assets classified as held for sale.

Philips Group

Related-party transactions

in millions of EUR

2016 - 2018

	2016	2017	2018
Sales of goods and services	207	196	232
Purchases of goods and services	81	62	67
Receivables from related parties	33	127	28
Payables to related parties	3	36	1

In addition to the table above, as part of its operations in the US, Philips sold non-recourse third-party receivables to PMC US amounting to EUR 244 million in 2018 (2017: EUR 151 million; 2016: EUR 139 million).

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

Share-based compensation costs were EUR 102 million (2017: EUR 122 million; 2016: EUR 95 million). This includes the employee stock purchase plan of EUR 5 million, which is not a share-based compensation that affects equity. In the Consolidated statements of changes in equity EUR 107 million is recognized in 2018 and represent the costs of the share-based compensation plans, including EUR 10 million of costs of former Philips employees which are now employed with Signify. The amount recognized as an expense is adjusted for forfeiture. USD-denominated performance shares, restricted shares and options are granted to employees in the United States only.

Performance shares

The performance is measured over a three-year performance period. The performance shares have two performance conditions, relative Total Shareholders’ Return compared to a peer group of 20 companies including Philips (2017: 20 companies, 2016: 21 companies) and adjusted Earnings Per Share growth. The performance shares vest three years after the grant date. The number of performance shares that will vest is dependent on achieving the two performance conditions, which are equally weighted, and provided that the grantee is still employed with the company.

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

The fair value of the performance shares is measured based on Monte-Carlo simulation, which takes into account dividend payments between the grant date and the vesting date by including reinvested dividends, the market conditions expected to impact relative Total Shareholders’ Return performance in relation to selected peers. The following weighted-average assumptions were used for the 2018 grants:

  Risk-free rate: (0.47)%
  Expected share price volatility: 22%

The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectation of future developments for other purposes. The company has based its volatility assumptions on historical experience measured over a ten-year period.

A summary of the status of the company’s performance share plans as of December 31, 2018 and changes during the year are presented below:

Philips Group

Performance shares

2018

	shares	weighted average grant-date fair value
EUR-denominated
Outstanding at January 1, 2018 [1]	6,828,444	29.15
Granted	1,322,107	39.22
Notional dividends [2]	112,952	32.21
Vested/Issued	4,237,835	28.50
Forfeited	415,273	29.61
Adjusted quantity [3]	1,127,703	28.97
Outstanding at December 31, 2018	4,738,099	32.54

USD-denominated
Outstanding at January 1, 2018 [1]	4,396,514	31.96
Granted	907,782	47.50
Notional dividends [2]	70,579	37.51
Vested/Issued	2,840,286	30.14
Forfeited	424,139	36.12
Adjusted quantity [3]	767,599	30.32
Outstanding at December 31, 2018	2,878,048	23.71
1 The outstanding number of performance shares as per January 1, 2018 was updated to reflect the dividend declared on outstanding shares between grant date and vesting date that will be issued in shares.
2 Dividend declared in 2018 on outstanding shares.
3 Adjusted quantity includes the adjustments made to performance shares outstanding due to updates on the actual and expected EPS.

At December 31, 2018, a total of EUR 111 million of unrecognized compensation costs relate to non-vested performance shares. These costs are expected to be recognized over a weighted-average period of 1.85 years.

Restricted shares

The fair value of restricted shares is equal to the share price at grant date. The Company issues restricted shares that, in general, have a 3 year cliff-vesting period.

A summary of the status of the Company’s restricted shares as of December 31, 2018 and changes during the year are presented below:

Philips Group

Restricted shares

2018

	shares	weighted average grant-date fair value
EUR-denominated
Outstanding at January 1, 2018 [1]	1,807,009	27.72
Granted	729,798	33.15
Notional dividends [2]	52,317	29.58
Vested/Issued	193,968	25.40
Forfeited	174,266	28.52
Outstanding at December 31, 2018	2,220,891	29.69

USD-denominated
Outstanding at January 1, 2018 [1]	1,753,505	31.26
Granted	717,654	36.67
Notional dividends [2]	48,082	33.35
Vested/Issued	407,743	28.84
Forfeited	205,630	33.97
Outstanding at December 31, 2018	1,905,867	33.58
1 Excludes premium shares on Restricted shares granted before 2013. (20% additional (premium) shares that may be received if shares delivered under the plan are not sold for three-year period).
2 Dividend declared in 2018 on outstanding shares.

At December 31, 2018, a total of EUR 59 million of unrecognized compensation costs relate to non-vested restricted shares. These costs are expected to be recognized over a weighted-average period of 1.83 years.

Option plans

The Company granted options that expire after ten years. These options vest after three years, provided that the grantee is still employed with the company. All outstanding options have vested as of December 31, 2018.

The following tables summarize information about the Company’s options as of December 31, 2018 and changes during the year:

Philips Group

Options on EUR-denominated listed share

2018

	options	weighted average exercise price
Outstanding at January 1, 2018	2,772,210	19.49
Exercised	1,024,063	20.14
Expired	99,427	22.52
Outstanding at December 31, 2018	1,648,720	18.90

Exercisable at December 31, 2018	1,648,720	18.90

The exercise prices range from EUR 12.63 to EUR 24.90. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2018, was 2.3 years. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2018, was EUR 20 million.

The total intrinsic value of options exercised during 2018 was EUR 15 million (2017: EUR 29 million, 2016: EUR 20 million).

Philips Group

Options on USD-denominated listed share

2018

	options	weighted average exercise price
Outstanding at January 1, 2018	3,309,766	28.41
Exercised	1,451,964	29.91
Expired	223,934	35.36
Outstanding at December 31, 2018	1,633,868	26.13

Exercisable at December 31, 2018	1,633,868	26.13

The exercise prices range from USD 16.76 to USD 36.63. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2018, was 2.3 years. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2018, was USD 15 million.

The total intrinsic value of options exercised during 2018 was USD 16 million (2017: USD 22 million, 2016: USD 6 million).

At December 31, 2018 there were no unrecognized compensation costs related to outstanding options. Cash received from exercises under the Company’s option plans amounted to EUR 57 million in 2018 (2017: EUR 128 million, 2016: EUR 65 million). The actual tax deductions realized as a result of USD option exercises totaled approximately EUR 3 million in 2018 (2017: EUR 5 million, 2016: EUR 2 million).

The outstanding options as of December 31, 2018 are categorized in exercise price ranges as follows:

Philips Group

Outstanding options

in millions of EUR

2018

	options	intrinsic value in millions	weighted average remaining contractual term
EUR-denominated
10-15	701,262	11.6	2.7 yrs
15-20	22,011	0.3	3.0 yrs
20-25	925,447	7.9	2.0 yrs
Outstanding options	1,648,720	19.8	2.3 yrs

USD-denominated
15-20	645,598	10.4	2.7 yrs
20-25	23,925	0.3	3.0 yrs
25-30	595,675	3.3	2.3 yrs
30-35	368,670	0.7	1.4 yrs
Outstanding options	1,633,868	14.7	2.3 yrs

The aggregate intrinsic value in the tables and text above represents the total pre-tax intrinsic value (the difference between the Company’s closing share price on the last trading day of 2018 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2018.

The following table summarizes information about the Company’s Accelerate! options as of December 31, 2018 and changes during the year:

Philips Group

Accelerate! options

2018

	options	weighted average exercise price
EUR-denominated
Outstanding at January 1, 2018	481,200	16.06
Exercised	179,450	15.24
Expired	5,000	15.24
Outstanding at December 31, 2018	296,750	16.57

Exercisable at December 31, 2018	296,750	16.57

USD-denominated
Outstanding at January 1, 2018	170,800	20.02
Exercised	47,500	20.02
Outstanding at December 31, 2018	123,300	20.02

Exercisable at December 31, 2018	123,300	20.02

The exercise prices of the Accelerate! options are EUR 15.24 and EUR 22.43 for EUR-denominated options and is USD 20.02 for USD-denominated options. The weighted average remaining contractual term for EUR-denominated Accelerate! options outstanding and exercisable at December 31, 2018 was 3.3 years. The weighted average remaining contractual term for USD-Accelerate! options outstanding and exercisable at December 31, 2018 was 3.1 years. The aggregate intrinsic value of the EUR-denominated Accelerate! options outstanding and exercisable at December 31, 2018, was EUR 4.3 million. The aggregate intrinsic value of the USD-denominated Accelerate! options outstanding and exercisable at December 31, 2018 was USD 1.9 million.

The total intrinsic value of Accelerate! options exercised during 2018 was EUR 4 million for EUR-denominated options (2017: EUR 6 million) and USD 1 million for USD-denominated options (2017: USD 1 million).

Cash received from exercises for EUR-denominated and USD-denominated Accelerate! options amounted to EUR 4 million in 2018 (2017: EUR 8 million). The actual tax deductions realized as a result of Accelerate! USD options exercises totaled approximately EUR 0.2 million in 2018 (2017: EUR 0.3 million).

Information on remuneration

Remuneration of the Executive Committee

In 2018, the total remuneration costs relating to the members of the Executive Committee (consisting of 13 members, including the members of the Board of Management) amounted to EUR 26,755,003 (2017: EUR 25,848,741; 2016: EUR 22,433,827) consisting of the elements in the following table.

Philips Group

Remuneration costs of the Executive Committee 1

in EUR

2016-2018

	2016	2017	2018
Base salary/Base compensation	6,388,667	8,089,063	8,370,406
Annual incentive [2]	5,746,347	6,345,576	5,651,996
Performance shares [3] [4]	5,943,782	6,371,297	8,896,369
Stock options [3]	-	-	-
Restricted share rights [3]	764,311	885,343	492,237
Pension allowances [5]	1,854,129	1,886,963	1,919,839
Pension scheme costs	180,077	408,695	411,028
Other compensation [6]	1,556,514	1,861,803	1,013,128
1 The Executive Committee consisted of 13 members as per December 31, 2018 (2017: 12 members; 2016: 12 members)
2 The annual incentives are related to the performance in the year reported which are paid out in the subsequent year.
3 Costs of performance shares, stock options and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of stock options at the end of the lock up period and the value of performance shares and restricted share rights at the vesting/release date
4 For 2018, a release of EUR 1,740,520 (2017: EUR 2,469,670; 2016: EUR 0) is included due to non-vesting of performance shares
5 Pension allowances are gross taxable allowances paid to the Executive Committee members in the Netherlands. These allowances are part of the pension arrangement
6 The stated amounts mainly concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated

At December 31, 2018, the members of the Executive Committee (including the members of the Board of Management) held 333,670 (2017: 541,400; 2016: 750,631) stock options at a weighted average exercise price of EUR 18.99 (2017: EUR 19.82; 2016: EUR 21.17).

Remuneration of the Board of Management

In 2018, the total remuneration costs relating to the members of the Board of Management amounted to EUR 9,848,153 (2017: EUR 7,808,117; 2016: EUR 8,904,859), see table below.

Philips Group

Remuneration costs of individual members of the Board of Management in EUR

2016-2018

	base compensation/salary	annual incentive [1]	performance shares [2]	stock options [2]	restricted share rights [2]	pension allowances [3]	pension schemecosts	other compensation	total costs
2018
F.A. van Houten	1,205,000	1,264,286	2,319,460	-	588	537,181	25,708	39,042	5,391,265
A. Bhattacharya	718,750	637,536	942,220	-	129	217,823	25,708	53,522	2,595,688
M.J. van Ginneken	557,500	362,611	711,806	-	66	168,210	25,708	35,299	1,861,200
	2,481,250	2,264,433	3,973,486	-	783	923,214	77,124	127,863	9,848,153

2017
F.A. van Houten	1,205,000	1,270,166	1,975,277	-	4,034	537,621	25,278	84,053	5,101,429
A. Bhattacharya	687,500	553,392	669,396	-	888	210,450	25,278	100,918	2,247,822
P.A.J. Nota	606,250	429,886	(1,203,992)	-	(188)	236,208	21,065	63,576	152,805
M.J. van Ginneken	91,667	69,168	100,022	-	75	27,796	4,213	13,120	306,061
	2,590,417	2,322,612	1,540,703	-	4,809	1,012,075	75,834	261,667	7,808,117

2016
F.A. van Houten	1,197,500	1,354,227	1,423,538	-	12,041	536,195	24,838	126,703	4,675,042
A. Bhattacharya	650,000	540,072	362,758	-	3,341	201,524	24,838	73,642	1,856,175
P.A.J. Nota	702,500	619,745	683,101	-	9,251	277,649	24,838	56,558	2,373,642
	2,550,000	2,514,044	2,469,397	-	24,633	1,015,368	74,514	256,903	8,904,859
1 The annual incentives are related to the performance in the year reported which are paid out in the subsequent year. For more details on the annual incentives refer to 2018 Annual Incentive
2 Costs of performance shares, stock options and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of stock options at the end of the lock up period and the value of performance shares and restricted share rights at the vesting/release date
3 The stated amounts mainly concern (share of) allowances to members of the Executive Committee that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated.

For further information on remuneration costs, see Remuneration costs.

The tables below give an overview of the performance share plans and the stock option plans of the Company, held by the members of the Board of Management:

Philips Group

Number of performance shares (holdings)

in number of shares

2018

	January 1, 2018	awarded 2018	awarded dividend shares 2018	realized 2018	December 31, 2018	vesting date
F.A. van Houten	60,112	-	-	100,207	-	05.05.2018
	62,880	-	1,423	-	64,303	04.29.2019
	74,878	-	1,693	-	76,571	05.11.2020
	-	69,005	1,561	-	70,566	04.27.2021
A. Bhattacharya	12,790 [1]	-	-	21,312	-	05.05.2018
	28,265 [1]	-	640	-	28,905	04.29.2019
	32,623	-	738	-	33,361	05.11.2020
	-	31,138	704	-	31,842	04.27.2021
M.J. van Ginneken	19,185 [1]	-	-	31,981	-	05.05.2018
	22,243 [1]	-	503	-	22,746	04.29.2019
	19,030 [1]	-	431	-	19,461	05.11.2020
	-	24,052	544	-	24,596	04.27.2021
Performance shares (holdings)	332,006	124,195	8,237	153,500	372,351
1 Awarded before date of appointment as a member of the Board of Management

At December 31, 2018, the members of the Board of Management held 333,670 stock options (2017: 333,670; 2016: 476,200) at a weighted average exercise price of EUR 18.99 (2017: EUR 18.99; 2016: EUR 19.47).

Philips Group

Stock options (holdings)

number of shares

2018

	January, 1 2018	granted	exercised	expired	December 31, 2018	grant price (in euros)	share (closing) price on exercise date	expiry date
F.A. van Houten	20,400	−	−	−	20,400	22.88	−	10.18.2020
	75,000	−	−	−	75,000	20.9	−	04.18.2021
	75,000	−	−	−	75,000	14.82	−	04.23.2022
	55,000	−	−	−	55,000	22.43	−	01.29.2023
A. Bhattacharya	16,500	−	−	−	16,500	22.88	−	10.18.2020
	16,500	−	−	−	16,500	20.9	−	04.18.2021
	20,000	−	−	−	20,000	15.24	−	01.30.2022
	16,500	−	−	−	16,500	14.82	−	04.23.2022
M.J. van Ginneken	5,250	−	−	−	5,250	12.63	−	04.14.2019
	6,720	−	−	−	6,720	24.9	−	04.19.2020
	8,400	−	−	−	8,400	20.9	−	04.18.2021
	10,000	−	−	−	10,000	15.24	−	01.30.2022
	8,400	−	−	−	8,400	14.82	−	04.23.2022
Stock options (holdings)	333,670	−	−	−	333,670		−

See Notes for further information on performance shares and stock options as well 2018 Long-Term Incentive Plan.

The accumulated annual pension entitlements and the pension costs of individual members of the Board of Management are as follows (in EUR):

Philips Group

Accumulated annual pension entitlements and pension-related costs in EUR

2018

	age at December 31, 2018	accumulated annual pension as of December 31, 2018	total pension related costs
F.A. van Houten	58	298,470	562,889
A. Bhattacharya	57	27,383	243,531
M.J. van Ginneken	45	39,552	193,918
Pension costs			1,000,338

When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles. In 2018, no (additional) pension benefits were granted to former members of the Board of Management.

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 1,088,375 (2017: EUR 950,500; 2016: EUR 1,037,209). Former members received no remuneration.

At December 31, 2018 the members of the Supervisory Board held no stock options, performance shares or restricted shares.

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration (in EUR):

Philips Group

Remuneration of the Supervisory Board

in EUR

2016-2018

	membership	committees	other compensation [1]	total
2018 [2]
J.A. van der Veer	140,000	27,500	12,000	179,500
C. Poon	96,250	36,625	22,000	154,875
H. von Prondzynski	85,000	36,625	14,500	136,125
J.P. Tai	85,000	34,625	22,000	141,625
N. Dhawan	85,000	14,250	24,500	123,750
O. Gadiesh	85,000	14,250	22,000	121,250
D.E.I. Pyott	85,000	25,250	32,000	142,250
P.A. Stoffels	38,333	-	8,333	46,667
A.M. Harrison	31,667	-	10,667	42,333
	731,250	189,125	168,000	1,088,375
2017 [2]
J.A. van der Veer	135,000	25,000	7,000	167,000
C. Poon	90,000	32,500	17,000	139,500
H. von Prondzynski	80,000	32,500	19,500	132,000
J.P. Tai	80,000	32,500	32,000	144,500
N. Dhawan	80,000	13,000	27,000	120,000
O. Gadiesh	80,000	13,000	19,500	112,500
D.E.I. Pyott	80,000	23,000	32,000	135,000
	625,000	171,500	154,000	950,500
2016 [2]
J.A. van der Veer	135,000	26,667	7,000	168,667
C. Poon	90,000	32,500	22,000	144,500
C.J.A. van Lede (Jan.-May)	33,333	4,375	2,000	39,708
E. Kist (Jan.-May)	40,000	4,167	2,000	46,167
H. von Prondzynski	80,000	25,000	19,500	124,500
J.P. Tai	80,000	34,167	32,000	146,167
N. Dhawan	80,000	13,000	27,000	120,000
O. Gadiesh	80,000	13,000	19,500	112,500
D.E.I. Pyott	80,000	23,000	32,000	135,000
	698,333	175,876	163,000	1,037,209
1 The amounts mentioned under other compensation relate to the fee for intercontinental travel, inter-European travel (effective 2015) and the entitlement of EUR 2,000 under the Philips product arrangement
2 As of 2013, part of the remuneration of members of the Supervisory Board living in the Netherlands is subject to VAT. The amounts mentioned in this table are excluding VAT
Supervisory Board members’ and Board of Management members’ interests in Philips shares

Members of the Supervisory Board and of the Executive Committee are prohibited from writing call and put options or similar derivatives of Philips securities.

Philips Group

Shares held by Board members 1

in number of shares

2018

	December 31, 2017	December 31, 2018
J. van der Veer	18,366	18,366
H. von Prondzynski	3,851	3,937
J.P. Tai	3,844	3,844
F.A. van Houten	233,119	292,302
A. Bhattacharya	53,974	66,794
M.J. van Ginneken	30,246	47,856
1 Reference date for board membership is December 31, 2018.

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

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not carried at fair value if the carrying amount is a reasonable approximation of fair value. As reflected in the table below, equity instruments carried at FVTOCI were designated as such upon the adoption of IFRS 9. The remaining equity investment in Signify (current financial assets) was designated as FVTOCI upon initial recognition as of December 31, 2018. Remaining financial assets are mandatorily classified as FVTPL or FVTOCI.

Philips Group

Fair value of financial assets and liabilities

in millions of EUR

2018

	carrying amount	estimated fair value [1]	Level 1	Level 2	Level 3
Financial assets
Carried at fair value:
Debt instruments	69	69			69
Equity instruments	20	20	20
Other financial assets	27	27		22	5
Financial assets carried at FVTPL	116	116	20	22	74
Debt instruments	26	26		26	-
Equity instruments	172	172	22	1	149
Current financial assets [2]	435	435	434		-
Receivables - current	32	32			32
Financial assets carried at FVTOCI	664	664	457	27	181
Derivative financial instruments	36	36		36
Financial assets carried at fair value	817	817	476	85	255

Carried at (amortized) cost:
Cash and cash equivalents	1,688
Loans and receivables:
Current loans receivables	2
Other non-current loans and receivables	46
Receivables - current	4,004
Receivables - non-current	162
Financial assets carried at (amortized) cost	5,902
Total financial assets	6,718

Financial liabilities
Carried at fair value:
Contingent consideration	(409)	(409)			(409)
Financial liabilities carried at FVTP&L	(409)	(409)			(409)
Derivative financial instruments	(290)	(290)		(290)
Financial liabilities carried at fair value	(699)	(699)		(290)	(409)

Carried at (amortized) cost:
Accounts payable	(2,303)
Interest accrual	(36)
Debt (Corporate bonds and finance leases)	(3,621)	(3,906)	(3,576)	(330)
Debt (excluding corporate bonds and finance leases)	(1,200)
Financial liabilities carried at (amortized) cost	(7,159)
Total financial liabilities	(7,858)
1 For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and finance leases), the carrying amounts approximate fair value because of the short maturity and the nature of these instruments, and therefore fair value information is not included in the table above.
2 The majority of the balance reflects the remaining stake in Signify (formerly Philips Lighting), which relates to equity instruments.

Philips Group

Fair value of financial assets and liabilities

in millions of EUR

2017

	carrying amount	estimated fair value [1]	Level 1	Level 2	Level 3
Financial assets
Carried at fair value:
Available-for-sale financial assets	446	446	49	29	368
Securities classified as assets held for sale	1,264	1,264	1,264
Fair value through profit and loss	27	27		23	4
Derivative Financial Instruments	78	78		78
Financial assets carried at fair value	1,815	1,815	1,313	130	372

Carried at (amortized) cost:
Cash and cash equivalents	1,939
Loans and receivables:
Current loans receivable	2
Other non-current loans and receivables	114
Receivables - current	3,909
Receivables - non-current	130
Held-to-maturity investments	1
Financial assets carried at (amortized) costs	6,095
Total financial assets	7,909

Financial liabilities
Carried at fair value:
Contingent consideration	(66)	(66)			(66)
Derivative Financial Instruments	(383)	(383)		(383)
Financial liabilities carried at fair value	(449)	(449)		(383)	(66)

Carried at amortized cost:
Accounts payable	(2,090)
Interest accrual	(38)
Debt (Corporate bond and finance lease)	(3,378)	(3,860)	(3,579)	(281)
Debt (other bank loans, overdrafts, forward contacts etc.)	(1,337)
Financial liabilities carried at (amortized) costs	(6,843)
Total financial liabilities	(7,292)
1 For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and finance leases), the carrying amounts approximate fair value because of the short maturity and the nature of these instruments, and therefore fair value information is not included in the table above.

The tables above represents categorization of measurement of the estimated fair values of financial assets and liabilities. 2017 comparatives have not been restated for the adoption of IFRS 9.

Specific valuation techniques used to value financial instruments include:

Level 1

Instruments included in level 1 are comprised primarily of listed equity investments classified as financial assets carried at fair value through profit or loss or carried at fair value through other comprehensive income. The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives or convertible bond instruments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are based on observable market data, the instrument is included in level 2. The fair value of derivatives is calculated as the present value of the estimated future cash flows based on observable interest yield curves, basis spread and foreign exchange rates. The valuation of convertible bond instruments uses observable market quoted data for the options and present value calculations using observable yield curves for the fair value of the bonds.

Level 3

If one or more of the significant inputs are not based on observable market data, such as third-party pricing information without adjustments, the instrument is included in level 3.

Philips recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The retained investment in the combined businesses of Lumileds and Automotive of EUR 112 million (December 31, 2017: EUR 243 million) is classified as a financial asset recognized at fair value through OCI, based on a valuation model with inputs, including earnings, multiples and discount rates, which are market-corroborated to the extent possible, and hence classified as Level 3 in the fair value hierarchy. The value decrease in 2018 was mainly attributable to a lower earnings assumption.

A sensitivity analysis of the investment in the combined Lumileds and Automotive businesses at December 31, 2018 shows that if the earnings assumption were to increase instantaneously by 10%, with all other variables (including foreign exchange rates) held constant, the fair value of the investment would increase by approximately 60%. Similarly, a decrease of 10% in the earnings assumption would reduce the fair value by approximately 47%. If the valuation multiples were to increase instantaneously by 10% from the assumption at December 31, 2018, with all other variables (including foreign exchange rates) held constant, the fair value of the investment would increase by approximately 34%, while a decrease of 10% in valuation multiples would reduce the fair value by approximately 30%.

As part of the EPD acquisition (refer to Acquisitions and Divestments) Philips may be required to pay additional consideration to former shareholders if specified future events occur or conditions are met, such as the achievement of certain regulatory milestones or the achievement of certain commercial milestones. The fair value of this contingent consideration liability was determined using a probability-weighted approach to estimate the achievement of future regulatory and commercial milestones and discount rates ranging from 3 to 4 percent. The discount rates used reflect the inherent risk related to achieving the respective milestones. The fair value measurements is based on management’s estimates and assumptions and hence classified as Level 3 in the fair value hierarchy.

A sensitivity analysis of the EPD contingent consideration liability at December 31, 2018 shows that if the probabilities of success for every milestone increased by 10 percentage points, with all other variables (including foreign exchange rates) held constant, the fair value of the liability would increase by approximately 3%. Similarly, a decrease in the probabilities of success for every milestone by 10 percentage points would reduce the fair value by approximately 4%. If the discount rates were to increase instantaneously by 100 basis points from the assumption at December 31, 2018, with all other variables (including foreign exchange rates) held constant, the fair value of the liability would decrease by approximately 3%, while a decrease in the discount rates of 100 basis points would increase the fair value by approximately 3%.

The table below shows the reconciliation from the beginning balance to the end balance for Level 3 fair value measurements.

Philips Group

Reconciliation of the fair value hierarchy

in millions of EUR

2018

	Financial assets	Financial liabilities
Balance as of December 31, 2017	372	66
IFRS 9 adjustment [1]	47
Balance at January 1, 2018	420	66
Assumed in a business combination		370
Purchase	30
Sales	(35)
Utilizations		(48)
Recognized in profit and loss:
- other business income		5
- financial income and expenses	-	12
Recognized in other comprehensive income [2]	(145)	5
Receivables held to collect and sell	(15)
Balance at December 31, 2018	255	409
1 IFRS 9 adjustments relates to Receivables-current carried at FVTOCI. For further information refer to Significant accounting policies note.
2 Includes translation differences

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

Philips Group

Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements

in millions of EUR

2017 - 2018

	2017	2018
Derivatives
Gross amounts of recognized financial assets	78	36
Gross amounts of recognized financial liabilities offset in the balance sheet
Net amounts of financial assets presented in the balance sheet	78	36

Related amounts not offset in the balance sheet
Financial instruments	(38)	(25)
Cash collateral received

Net amount	39	12

Philips Group

Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements

in millions of EUR

2017 - 2018

	2017	2018
Derivatives
Gross amounts of recognized financial liabilities	(383)	(290)
Gross amounts of recognized financial assets offset in the balance sheet
Net amounts of financial liabilities presented in the balance sheet	(383)	(290)

Related amounts not offset in the balance sheet
Financial instruments	38	25
Cash collateral received

Net amount	(345)	(265)

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

Liquidity risk for the group is monitored through the Treasury liquidity committee, which tracks the development of the actual cash flow position for the group and uses input from a number of sources in order to forecast the overall liquidity position on both a short and longer term basis. Philips invests surplus cash in money market deposits with appropriate maturities to ensure sufficient liquidity is available to meet liabilities when due and in money market funds.

The rating of the company’s debt by major rating agencies may improve or deteriorate. As a result, Philips’ future borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group. At December 31, 2018, Philips had EUR 1,688 million in cash and cash equivalents (2017: EUR 1,939 million), within which short-term deposits of EUR 1,174 million (2017: EUR 1,302 million). Cash and cash equivalents include all cash balances, money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. Philips pools cash from subsidiaries to the extent legally and economically feasible; cash not pooled remains available for the company’s operational or investment needs.

Philips faces cross-border foreign exchange controls and/or other legal restrictions in a few countries that could limit its ability to make these balances available on short notice for general use by the group.

Furthermore, Royal Philips has a USD 2.5 billion Commercial Paper Programme and a EUR 1 billion committed revolving credit facility that can be used for general group purposes, such as a backstop for its Commercial Paper Programme. As of December 31, 2018, Royal Philips did not have any amounts outstanding under any of these facilities. A description of Philips’ credit facilities can be found in Debt.

In addition to cash and cash equivalents, Philips also held EUR 42 million of level 1 equity investments in other non-current financial assets (fair value at December 31, 2018). Furthermore, Philips is also a shareholder in Signify (EUR 434 million at year-end 2018) which is publicly listed and classified as other current financial asset.

The table below presents a summary of the Group’s fixed contractual cash obligations and commitments at December 31, 2018. These amounts are an estimate of future payments which could change as a result of various factors such as a change in interest rates, contractual provisions, as well as changes in our business strategy and needs. Therefore, the actual payments made in future periods may vary from those presented in the following table:

Philips Group

Contractual cash obligation 1 2

in millions of EUR

2018

		payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt [3]	4,358	1,136	194	501	2,527
Finance lease obligations	357	100	152	53	52
Short-term debt	164	164
Operating leases obligations	756	176	227	148	204
Derivative liabilities	296	179	2	114
Interest on debt	1,632	108	207	200	1,117
Purchase obligations [4]	666	233	352	52	30
Trade and other payables	2,303	2,303
Contractual cash obligations	10,532	4,399	1,134	1,069	3,929
3 Long-term debt includes short-term portion of long-term debt and excludes finance lease obligations
4 Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding for the Group. They specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. They do not include open purchase orders or other commitments which do not specify all significant terms.
2 This table excludes post-employment benefit plan contribution commitments and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement
1 Amounts in this table are undiscounted

Philips has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to these funds of an aggregated remaining amount of EUR 86 million (2017: EUR 83 million). As at December 31, 2018 capital contributions already made to these investment funds are recorded as non-current financial assets.

In January 2018, it was announced that the North American headquarters will move from Andover to Cambridge. Philips has entered into a new lease commitment commencing in 2020 with a term of 15 years and resulting in an off-balance sheet commitment of EUR 218 million.

Certain Philips suppliers factor their trade receivables from Philips with third parties through supplier finance arrangements. At December 31, 2018 approximately EUR 275 million of the Philips accounts payable were known to have been sold onward under such arrangements whereby Philips confirms invoices. Philips continues to recognize these liabilities as trade payables and will settle the liabilities in line with the original payment terms of the related invoices.

The operating lease obligations are mainly related to the rental of buildings. A number of these leases originate from sale-and-leaseback arrangements. Operating lease payments under sale-and-leaseback arrangements for 2018 totaled EUR 31 million (2017: EUR 31 million).

The remaining minimum payment under sales-and-leaseback arrangements included in operating lease obligations above are as follows:

Philips Group

Operating lease - minimum payments under sale-and-leaseback arrangements

in millions of EUR

2018

2019	29
2020	26
2021	23
2022	21
2023	20
Thereafter	106
Currency risk

Currency risk is the risk that reported financial performance or the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Philips operates in many countries and currencies and therefore currency fluctuations may impact Philips’ financial results. Philips is exposed to currency risk in the following areas:

  Transaction exposures, related to anticipated sales and purchases and on-balance-sheet receivables/payables resulting from such transactions
  Translation exposure of foreign-currency intercompany and external debt and deposits
  Translation exposure of net income in foreign entities
  Translation exposure of foreign-currency-denominated equity invested in consolidated companies
  Translation exposure to equity interests in non-functional-currency investments in associates and other non-current financial assets.

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

The following table outlines the estimated nominal value in millions of EUR for committed and anticipated transaction exposure and related hedges for Philips’ most significant currency exposures consolidated as of December 31, 2018:

Philips Group

Estimated transaction exposure and related hedges

in millions of EUR

2018

	Sales/Receivables		Purchases/Payable
	exposure	hedges	exposure	hedges
Balance as of December 31, 2018
Exposure currency

USD	1,672	(1,178)	(659)	571
JPY	683	(361)	(9)	9
CAD	263	(137)	-	-
GBP	222	(102)	(14)	6
CNY	276	(220)	(120)	113
AUD	199	(109)
CHF	107	(56)
PLN	113	(63)
SEK	46	(23)	(1)	1
CZK	38	(19)
RUB	97	(87)	(1)	1
Others	215	(207)	(156)	109
Total 2018	3,930	(2,562)	(960)	809
Total 2017	3,395	(2,189)	(867)	760

Philips uses foreign exchange spot and forward contracts, as well as zero cost collars in hedging the exposure. The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance-sheet accounts receivable/payable and forecasted sales and purchases. Changes in the value of on-balance-sheet foreign-currency accounts receivable/payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under costs of sales. Hedges related to forecasted transactions, where hedge accounting is applied, are accounted for as cash flow hedges. The results from such hedges are deferred in other comprehensive income within equity to the extent that the hedge is effective. As of December 31, 2018, a loss of EUR 10 million was deferred in equity as a result of these hedges (2017: EUR 23 million gain). The result deferred in equity will be released to earnings mostly during 2019 at the time when the related hedged transactions affect the income statement. During 2018, a net gain of EUR 0.04 million (2017: EUR 0.1 million net gain) was recorded in the consolidated statement of income as a result of ineffectiveness on certain anticipated cash flow hedges. Ineffectiveness arises when anticipated exposures are no longer expected to be highly probable. Philips has completed updates to its internal documentation and monitoring processes and concluded that all existing hedge relationships that are currently designated as effective hedging relationships will continue to qualify for hedge accounting under IFRS 9. As at December 31, 2018, a loss of EUR 6 million was included in the cash flow hedges reserve related to changes in fair value of foreign exchange forward contracts attributable to forward points and changes in the time value of option contracts, which under IFRS 9 are deferred in the cash flow hedges reserve within equity.

The total net fair value of hedges related to transaction exposure as of December 31, 2018, was an unrealized liability of EUR 7 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 113 million in the value of the derivatives; including a EUR 75 million increase related to foreign exchange transactions of the USD against the EUR, a EUR 15 million increase related to foreign exchange transactions of the JPY against the EUR, a EUR 7 million increase related to foreign exchange transactions of the GBP against the EUR, a EUR 6 million increase related to foreign exchange transactions of the RUB against the EUR, a EUR 5 million increase related to foreign exchange transactions of the PLN against the EUR and a EUR 5 million increase related to foreign exchange transactions of the CHF against the EUR.

The EUR 113 million increase includes a gain of EUR 14 million that would impact the income statement, which would largely offset the opposite revaluation effect on the underlying accounts receivable and payable, and the remaining gain of EUR 99 million would be recognized in equity to the extent that the cash flow hedges were effective.

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

Translation exposure of foreign-currency equity invested in consolidated entities may be hedged. If a hedge is entered into, it is accounted for as a net investment hedge. Net current-period change, before tax, of the currency translation reserve of EUR 383 million relates mainly to the positive impact of the weaker EUR against the foreign currencies of countries in which Philips’ operations are located. The change in currency translation reserve was mostly related to the development of the USD.

As of December 31, 2018, cross-currency interest rate swaps for a nominal value of USD 1,100 million (liability at fair value: EUR 246 million) and external bond funding for a nominal value of USD 1,473 million (liability at book value: EUR 1,290 million) were designated as net investment hedges of our financing investments in foreign operations for an equal amount. During 2018 a total loss of EUR 0.2 million was recognized in the income statement as ineffectiveness on net investment hedges, arising from counterparty and own credit risk.

The total net fair value of financing derivatives as of December 31, 2018, was a liability of EUR 246 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 63 million in the value of the derivatives, including a EUR 79 million increase related to the USD.

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

Philips does not currently hedge the foreign exchange exposure arising from equity interests in non-functional-currency investments in associates and other non-current financial assets.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Philips had, at year-end, outstanding debt of EUR 4,821 million (2017: EUR 4,715 million), which constitutes an inherent interest rate risk with potential negative impact on financial results. At year-end, Philips held EUR 1,688 million in cash and cash equivalents (2017: EUR 1,939 million), and had total long-term debt of EUR 3,427 million (2017: EUR 4,044 million) and total short-term debt of EUR 1,394 million (2017: EUR 672 million). At December 31, 2018, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 67%, compared to 72% one year earlier.

A sensitivity analysis conducted shows that if long-term interest rates were to decrease instantaneously by 1% from their level of December 31, 2018, with all other variables (including foreign exchange rates) held constant, the fair value of the fixed-rate long-term debt (excluding forward contracts) would increase by approximately EUR 275 million. If there was an increase of 1% in long-term interest rates, this would reduce the market value of the fixed-rate long-term debt (excluding forward contracts) by approximately EUR 276 million.

If interest rates were to increase instantaneously by 1% from their level of December 31, 2018, with all other variables held constant, the annualized net interest expense would decrease by approximately EUR 9 million. This impact was based on the outstanding net cash position (after excluding fixed-rate debt) at December 31, 2018.

A sensitivity analysis conducted shows that if long-term interest rates were to decrease instantaneously by 1% from their level of December 31, 2017, with all other variables (including foreign exchange rates) held constant, the fair value of the long-term debt would increase by approximately EUR 271 million. If there was an increase of 1% in long-term interest rates, this would reduce the market value of the long-term debt by approximately EUR 271 million.

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

Philips is a shareholder in some publicly listed companies, including Signify and Corindus Vascular Robotics. As a result, Philips is exposed to potential financial loss through movements in their share prices. The aggregate equity price exposure in such financial assets amounted to approximately EUR 476 million at year-end 2018 (2017: EUR 1,313 million). Philips does not hold derivatives in the above-mentioned listed companies. Philips also has shareholdings in several privately-owned companies amounting to EUR 150 million, mainly consisting of the combined businesses in Lumileds and Automotive. As a result, Philips is exposed to potential value adjustments.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.

Philips is a purchaser of certain base metals, precious metals and energy. Philips may hedge certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. The commodity price derivatives that Philips may enter into are accounted for as cash flow hedges to offset forecasted purchases. As of December 31, 2018 and 2017, respectively, Philips did not have any material outstanding commodity derivatives.

Credit risk

Credit risk represents the loss that would be recognized at the reporting date, if counterparties failed completely to perform their payment obligations as contracted. Credit risk is present within Philips trade receivables and contract assets. To have better insights into the credit exposures, Philips performs ongoing evaluations of the financial and non-financial condition of its customers and adjusts credit limits when appropriate. In instances where the creditworthiness of a customer is determined not to be sufficient to grant the credit limit required, there are a number of mitigation tools that can be utilized to close the gap, including reducing payment terms, cash on delivery, pre-payments and pledges on assets.

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

The table below shows the number of financial institutions with credit rating A- and above with which Philips has cash at hand and short-term deposits above EUR 10 million as of December 31, 2018.

Philips Group

Credit risk with number of counterparties

for deposits above EUR 10 million

2018

	10-100 million	100-500 million	500 million and above
AA- rated bank counterparties	1	1	1
A+ rated bank counterparties	2	2
A rated bank counterparties		2
A- rated bank counterparties		1
	3	6	1

For an overview of the overall maximum credit exposure related to debt instruments, derivatives and loans and receivables, please refer to Fair value of financial assets and liabilities.

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

As of December 31, 2018, the company had country risk exposure of EUR 10.9 billion in the United States, EUR 1.9 billion in the Netherlands and EUR 1.9 billion in China (including Hong Kong). Other countries higher than EUR 500 million are Japan (EUR 714 million), the United Kingdom (EUR 643 million) and Germany (EUR 551 million). India exceeded EUR 300 million but was less than EUR 500 million. The degree of risk of a country is taken into account when new investments are considered. The company does not, however, use financial derivative instruments to hedge country risk.

The impact of hyperinflation is also routinely assessed and was not material for the periods presented.

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

For all policies, deductibles are in place, which vary from EUR 0.25 million to EUR 5 million per occurrence and this variance is designed to differentiate between the existing risk categories within Philips. Above a first layer of working deductibles, Philips operates its own re-insurance captive, which during 2018 retained EUR 5 million per claim and EUR 10 million in the annual aggregate for general, product and professional liability claims.

New contracts were signed effective December 31, 2018, for the coming year, whereby the re-insurance captive retentions remained unchanged.

Subsequent events

New share buyback program

On January 29, 2019, Philips announced a new share buyback program for an amount of up to EUR 1.5 billion. At the current share price, the program represents a total of approximately 46 million shares. Philips expects to start the program in the first quarter of 2019 and to complete it within two years. As the program will be initiated for capital reduction purposes, Philips intends to cancel all of the shares acquired under the program. The program will be executed by an intermediary to allow for purchases in the open market during both open and closed periods, in accordance with the EU Market Abuse Regulation.

Claim LG Electronics, Inc (LGE)

In connection with the CRT matter as referenced in Contingent assets and liabilities, the Company was served with a claim filed by LGE in the Seoul Central District Court on January 29, 2019. LGE claims restitution of EUR 64.6 million, representing a portion of the fine that LGE paid to the European Commission relating to the joint venture LG.Philips Displays for which LGE and the Company were jointly and severally liable. LGE alleges that based on the manner in which the fine was calculated, the Company should have paid proportionately more than it currently has.

13.2Company financial statements

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

The investments in group companies and associates are presented as financial fixed assets in the balance sheet using the equity method, with the exception of the retained interest in Signify (formerly Philips Lighting) for which the accounting treatment is explained below. Goodwill paid upon acquisition of investments in group companies or associates is included in the net equity value of the investment and is not shown separately on the face of the balance sheet. Loans provided to group companies are stated at amortized cost, less impairment. The Company makes use of the option to eliminate intercompany expected credit losses against the book value of loans and receivables to group companies, instead of elimination against the investments in group companies.

Investments in associates represent minority investments in various companies. Until December 31, 2018, Signify was the most notable investment. The valuation basis for Signify was the lower of the carrying value as per November 28, 2017 based on the closing share price of EUR 32.975 (the date of initial recognition of an investment in associate in the Company balance sheets) or the value based on the stock price, less cost to sell, at reporting date. As per December 31, 2018, Philips is no longer able to exercise significant influence with respect to Signify. Because of that, the remaining interest in Signify was reclassified to Other current financial assets, with fair value changes recognized through OCI.

New standards and interpretations

The Company applies, for the first time, IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial instruments. The impact of adoption of IFRS 9 on the Company is disclosed below. The adoption of IFRS 15, and any other amendments and interpretations applied for the first time in 2018, did not have a material impact on the Company financial statements.

As a result of the adoption of IFRS 9, certain financial assets amounting to EUR 71 million were reclassified from measurement at fair value through other comprehensive income (FVTOCI) to fair value through profit or loss (FVTPL). The related fair value gains of EUR 4 million were transferred from the fair value through OCI reserve to retained earnings as per January 1, 2018. The adoption of IFRS 9 did not result in any further material impact on the Company balance sheets before appropriation of results, Company Statements of income or Company Statement of changes in equity.

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

Koninklijke Philips N.V.

Statements of income

in millions of EUR

For the year ended December 31

	2017	2018
SalesA	363	401
Cost of sales	(35)	(19)
Gross margin	328	382
Selling expenses	(11)	(49)
General and administrative expenses	(27)	(32)
Other business income (expense)B	489	41
Income from operationsC	780	343
Financial incomeD	642	329
Financial expensesD	(444)	(228)
Income before taxes	978	443
Income tax expenseE	(73)	(2)
Income after tax	906	441
Results relating to investments in associatesH	(109)	(195)
Net income (loss) from group companies	860	844
Net income	1,657	1,090

Amounts may not add up due to rounding.

Balance sheets before appropriation of results

Koninklijke Philips N.V.

Balance sheets

in millions of EUR

As of December 31

	2017	2018
Assets
Non-current assets:
Property, plant and equipment	1	1
Intangible assetsG	56	57
Financial fixed assetsH	19,246	20,164
Non-current receivables	43	72
Deferred tax assets	457	394
Other non-current financial assetsI	171	122
Total non-current assets	19,974	20,810
Current assets:
Current financial assetsI	1	436
ReceivablesJ	11,436	4,051
Cash and cash equivalentsK	1,109	1,131
Total current assets	12,546	5,618
Total assets	32,521	26,428

EquityL
Common shares	188	185
Capital in excess of par value	3,311	3,487
Revaluation reserves	(7)	(191)
Legal reserves	1,095	1,373
Other reserves	5,755	6,143
Net income	1,657	1,090
Total equity	11,999	12,088

Liabilities
Non-current liabilities:
Long-term debtM	3,843	3,273
Long-term provisions	7	2
Deferred tax liabilities	11	8
Other non-current liabilities	356	206
Total non-current liabilities	4,217	3,490
Current liabilities:
Short-term debtM	16,003	10,573
Other current liabilitiesN	303	278
Total current liabilities	16,305	10,851
Total liabilities and shareholders' equity	32,521	26,428

Amounts may not add up due to rounding.

Statement of changes in equity

Koninklijke Philips N.V.

Statement of changes in equity

in millions of EUR

For the year ended December 31

	Common shares	Capital in excess of par value	Fair value through OCI	Cash flow hedges	Affiliated companies	Currency translation differences	Retained earnings	Treasury shares	Net income	Shareholders' equity
			revaluation reserves		legal reserves		other reserves
Balance as of December 31, 2017	188	3,311	(30)	23	703	392	6,237	(481)	1,657	11,999
IFRS 9 and 15 adjustment [1]			(4)				(25)			(29)
Balance as of January 1, 2018	188	3,311	(34)	23	703	392	6,211	(481)	1,657	11,970
Appropriation of prior year result							1,657		(1,657)
Net income									1,090	1,090
Net current period change			(147)	(13)	(69)	382	37			191
Income tax on net current period change				11		(29)				(18)
Reclassification into income				(31)		(6)				(37)
Dividend distributed	2	336					(738)			(400)
Cancellation of treasury shares	(5)						(779)	783		-
Purchase of treasury shares								(514)		(514)
Re-issuance of treasury shares		(276)					(4)	341		61
Forward contracts							124	(443)		(319)
Share call option							34	(85)		(51)
Share-based compensation plans		107								107
Income tax on share-based compensation plans		11								11
Balance as of December 31, 2018	185	3,487	(181)	(10)	634	739	6,542	(399)	1,090	12,088
1 Impact of IFRS 9 and 15 adoption. Reference is made to the Significant accounting policies

Amounts may not add up due to rounding.

Notes

Notes to the Company financial statements

Sales

Sales relate to external sales and mainly comprise license income from intellectual property rights owned by the Company.

Other business income

Koninklijke Philips N.V.

Other Business Income in millions of EUR

2017 - 2018

	2017	2018
Other business income (expense) from deconsolidation of Philips Lighting	538	(22)
Other business income (expense) from sale of Lumileds	(96)	15
Other	48	48
Net income	489	41

Other business income includes subsequent results related to the deconsolidation of Philips Lighting (now Signify) and the sale of the combined Lumileds and Automotive businesses in June 2017 and November 2017, respectively.

Other includes income and expense from transactions with group companies regarding overhead services and brand license agreements.

Sales and costs by nature

Koninklijke Philips N.V.

Sales and costs by nature

in millions of EUR

2017 - 2018

	2017	2018
Sales	363	401
Costs of materials used	(5)	(1)
Employee benefit expenses	(19)	(20)
Depreciation and amortization	(30)	(12)
Advertising and promotion	(4)	(4)
Other operational costs	(15)	(62)
Other business income (expenses)	489	41
Income from operations	780	343

Depreciation and amortization includes EUR 12 million impairment charges related to intangible assets in 2017. Other operational costs in 2018 include EUR 30 million charges related to the European Commission's investigation into retail pricing.

For a summary of the audit fees related to the Philips Group, please refer to the Group Financial statements Income from operations, which is deemed incorporated and repeated herein by reference.

Financial income and expense

Financial income mainly consists of income from intercompany financing transactions. Interest received on these transactions EUR 273 million (2017: EUR 355 million) decreased due to the change in capitalization of the US as described in note Financial fixed assets. Interest received from third parties was EUR 6 million (2017: EUR 9 million). Financial income in 2017 includes EUR 259 million positive exchange differences compared to EUR 12 million in 2018.

Financial expense relates to interest paid on external financing transactions of EUR 137 million (2017: EUR 160 million) and intercompany financing transactions of EUR 6 million (2017: EUR 6 million). Financial expense in 2017 includes EUR 258 million negative exchange differences compared to EUR 12 million in 2018.

Income tax

Koninklijke Philips N.V. is head of the fiscal unity that exists for Dutch corporate income tax purposes.

The income tax expense of EUR 2 million represents the consolidated amount of current and deferred tax expense for the members of the fiscal unity. The effective tax rate in 2018 deviates compared to the Dutch statutory tax rate of 25%, mainly due to results relating to participations and a one-off benefit from a release of tax provisions.

At December 31, 2018, net operating loss and tax credit carry forwards for which no deferred tax assets have been recognized in the balance sheet amount to EUR 20 million.

Employees

The number of persons having a contract with the Company at the year-end 2018 was 9 (2017: 8):

  3 of them had a services contract;
  6 of them had a contract of employment.

They were all posted in the Netherlands.

For the remuneration of past and present members of both the Board of Management and the Supervisory Board, please refer to Information on remuneration, which is deemed incorporated and repeated herein by reference.

Intangible assets

Intangible assets include mainly licenses and patents. The changes during 2018 are as follows;

Koninklijke Philips N.V.

Intangible assets

in millions of EUR

2018

Balance as of January 1, 2018
Cost	106
Amortization/ impairments	(50)
Book value	56
Changes in book value:
Additions	14
Amortization	(12)
Total changes	2
Balance as of December 31, 2018
Cost	117
Amortization/ impairments	(60)
Book Value	57

Financial fixed assets

The changes during 2018 were as follows:

Koninklijke Philips N.V.

Financial fixed assets

in millions of EUR

2018

	Investments in group companies	Investments in associates	Loans	Total
Balance as of December 31, 2017	12,142	1,308	5,796	19,246
IFRS 15 adjustment	(57)	7		(50)
Balance as of January 1, 2018	12,085	1,315	5,796	19,197
Changes:
Reclassification		(434)		(434)
Acquisitions/additions	2,950	48	149	3,147
Sales/redemptions	(112)	(620)	(1,752)	(2,484)
Net income from affiliated companies	844	(8)		836
Dividends received	(100)			(100)
Value adjustment		(210)		(210)
Translation differences	258	1	175	434
Other	(222)			(222)
Balance as of December 31, 2018	15,704	92	4,368	20,164
Investments in group companies

Investments in group companies increased by EUR 3,619 million. The increase is mainly due to additions and acquisitions of EUR 2,950 million out of which EUR 2,676 million relates to capital injections to US subsidiaries. The remaining increase relates to capital injections to other group companies and new acquisitions.

The capitalization of the US was done to align the US financing with its business profile by increasing equity financing, reducing long-term intercompany debt and settling in-house bank positions.

The line Dividends received represents interim dividends paid by group companies to Koninklijke Philips N.V.

EUR 258 million of positive translation adjustments reflect value adjustments of net invested capital in foreign group companies denominated in other currencies than EUR. The value increase is mainly related to a stronger USD versus the EUR.

EUR 222 million reduction on the line of Other reflects local other equity movements of group companies.

Investments in associates

The most notable movement of Investments in associates relates to Signify. During 2018, the carrying value reduced by EUR 620 million due to the sale of 20.26 million shares and EUR 209 million value adjustments.

The remaining stake of EUR 434 million was reclassified to Current financial assets.

Loans

Loans to group companies reduced primarily due to the repayment of EUR 1,566 million by a US subsidiary, which was a part of the change in capitalization of US subsidiaries as described above.

The EUR 175 million translation differences mainly reflects currency impact on USD denominated loans.

List of investments in group companies

A list of investments in group companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code, Book 2, Sections 379 and 414), is deposited at the Chamber of Commerce in Eindhoven, Netherlands.

Other financial assets

Other non-current financial assets

The changes during 2018 were as follows:

Koninklijke Philips N.V.

Other financial assets

in millions of EUR

2018

	Non-current financial assets at FVTOCI	Non-current financial assets at FVTP&L	Non-current financial assets at Amortized cost	Total
Balance as of January 1, 2018 [1]	73	71	27	171
Changes:
Reclassifications			(1)	(1)
Acquisitions/additions	1	20	1	22
Sales/redemptions/reductions	(10)	(15)	(21)	(45)
Value adjustments through OCI	(23)		-	(23)
Value adjustments through P&L		(4)		(4)
Translation differences	2	1	-	3
Balance as of December 31, 2018	43	74	6	122
1 Refer to IFRS 9 disclosure in Significant accounting policies note for the impact of IFRS 9 on 2018 opening balance.

The Company’s investments in non-current financial assets mainly consist of investments in common shares of companies in various industries. Acquisitions/additions mainly relate to new investments and capital calls for certain investment funds. Sales/redemptions/reductions relate to distribution notes from those investment funds.

Current financial assets

In 2018, Current financial assets increased by EUR 434 million, mainly reflecting the reclassification of Signify shares. As of December 2018, the remaining interest of 16.5% in Signify was reclassified from Investments in associates to Current financial assets, with fair value changes recognized in OCI.

Receivables

Koninklijke Philips N.V.

Receivables

in millions of EUR

2017 - 2018

	2017	2018
Trade accounts receivable	74	22
Receivables from group companies	11,183	3,890
Other receivables	101	40
Advances and prepaid expenses	6	33
Derivative instruments - assets	73	65
Receivables	11,436	4,051

Receivables from group companies mainly relate to in-house bank contracts. These positions decreased due to the change in capitalization of US subsidiaries as described in Financial fixed assets.

Cash and cash equivalents

Cash and cash equivalents are all freely available.

Shareholders’ equity

Common shares

As of December 31, 2018, authorized common shares consist of 2 billion shares (December 31, 2017: 2 billion) and the issued and fully paid share capital consists of 926,195,539 common shares, each share having a par value of EUR 0.20 (December 31, 2017: 940,909,027).

The following table shows the movements in the outstanding number of shares:

Koninklijke Philips N.V.

Outstanding number of shares in number of shares

2017 - 2018

	2017	2018
Balance as of January 1	922,436,563	926,191,723

Dividend distributed	11,264,163	9,533,223
Purchase of treasury shares	(19,841,595)	(31,993,879)
Re-issuance of treasury shares	12,332,592	10,453,020

Balance as of December 31	926,191,723	914,184,087
Preference shares

As a means to protect the company and its stakeholders against an unsolicited attempt to obtain (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised as of December 31, 2018 and no preference shares have been issued. Authorized preference shares consist of 2 billion shares as of December 31, 2018 (December 31, 2017: 2 billion).

Options, restricted and performance shares

The Company has granted stock options on its common shares and rights to receive common shares in the future. Please refer to Share-based compensation, which is deemed incorporated and repeated herein by reference.

Treasury shares

In connection with the Company’s share repurchase programs (see next paragraph for Share repurchase methods for share-based compensation plans and capital reduction purposes) shares which have been repurchased and are held in Treasury for the purpose of (i) delivery upon exercise of options, restricted and performance share programs, and (ii) capital reduction, are accounted for as a reduction of shareholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

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

The following transactions took place resulting from employee option and share plans:

Koninklijke Philips N.V.

Employee option and share plan transactions

2017- 2018

	2017	2018
Shares acquired	15,222,662	8,226,101
Average market price	EUR 31.81	EUR 32.59
Amount paid	EUR 484 million	EUR 268 million
Shares delivered	12,332,592	10,453,020
Average price (FIFO)	EUR 27.07	EUR 32.66
Cost of delivered shares	EUR 334 million	EUR 341 million
Total shares in treasury at year-end	10,098,371	7,871,452
Total cost	EUR 331 million	EUR 258 million

In order to reduce share capital, the following transactions took place:

Koninklijke Philips N.V.

Share capital transactions

2017- 2018

	2017	2018
Shares acquired	4,618,933	23,767,778
Average market price	EUR 32.47	EUR 32.58
Amount paid	EUR 150 million	EUR 774 million
Reduction of capital stock (shares)		24,246,711
Reduction of capital stock		EUR 783 million
Total shares in treasury at year-end	4,618,933	4,140,000
Total cost	EUR 150 million	EUR 141 million

Share purchase transactions related to employee option and share plans, as well as transactions related to the reduction of share capital, involved a cash outflow of EUR 1,042 million. A cash inflow of EUR 94 million from treasury shares mainly includes settlements of share-based compensation plans.

Share repurchase methods for share-based compensation plans and capital reduction purposes

During 2018, Royal Philips repurchased shares for share-based compensation plans and capital reduction purposes via three different methods: (i) share buy-back repurchases in the open market via an intermediary (ii) repurchase of shares via forward contracts for future delivery of shares (iii) the unwinding of call options on own shares. In 2018, Royal Philips also used methods (i) and (ii) to repurchase shares for capital reduction purposes.

Forward share repurchase contracts

In order to hedge commitments under share-based compensation plans, Philips entered into three forward contracts in the last quarter of 2018, involving 10 million shares. This resulted in a reduction of Retained earnings of EUR 319 million against Short-term and Long-term liabilities. Additionally, in the first quarter of 2018 the remaining forward contracts under the forward share buy-back contract of 2017 were exercised at a forward price of EUR 27.03, resulting in a EUR 20 million increase in Retained earnings against Treasury shares. As of December 31, 2018, 10 million forward contracts connected to share based compensation plans were outstanding.

In order to reduce its share capital, Royal Philips also entered into six forward contracts in 2017. The forward contacts involved 31,020,000 shares with a settlement date varying between October 2018 and June 2019 and a weighted average forward price of EUR 32.22. In 2018, 12,420,000 forward contracts were exercised resulting in a EUR 423 million increase in Retained earnings against Treasury shares. As of December 31, 2018, 18,600,000 forward contracts connected to share capital reductions were outstanding. For further information on the forward contracts please refer to Debt.

Share call options

During 2016, Philips bought EUR and USD-denominated call options to hedge options granted under share-based compensation plans before 2013.

In 2018, the Company unwound 1,263,486 EUR-denominated and 1,204,126 USD-denominated call options against the transfer of the same number of Royal Philips shares (2,467,612 shares) and an additional EUR 51 million cash payment to the buyer of the call options.

The number of outstanding EUR denominated options were 2,023,639 and USD-denominated options were 1,770,218, as of December 2018.

Dividend distribution
2018

In June 2018, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 738 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 46% of the shareholders elected for a share dividend, resulting in the issuance of 9,533,233 new common shares. The settlement of the cash dividend involved an amount of EUR 400 million (including costs).

A proposal will be submitted to the 2019 Annual General Meeting of Shareholders to pay a dividend of EUR 0.85 per common share, in cash or shares at the option of the shareholders, against the net income of the Company for 2018.

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

Revaluation and Other Legal Reserves

As of December 31, 2018, revaluation reserves relate to unrealized losses on fair value through OCI financial assets of EUR 181 million (2017: EUR 30 million unrealized gains) and unrealized losses on cash flow hedges of EUR 10 million (2017: EUR 23 million unrealized gains). Legal reserves relate to ‘affiliated companies’ of EUR 634 million (2017: EUR 703 million) and unrealized currency translation gains of EUR 739 million (2017: EUR 393 million unrealized gains).

The item ‘affiliated companies’ relates to the ‘wettelijke reserve deelnemingen’, which is required by Dutch law. This reserve relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

Limitations in the distribution of shareholders’ equity

As at December, 2018, pursuant to Dutch law, certain limitations exist relating to the distribution of shareholders’ equity of EUR 1,558 million. Such limitations relate to common shares of EUR 185 million, as well as to unrealized currency translation gains of EUR 739 million and ‘affiliated companies’ of EUR 634 million. The unrealized losses related to fair value through OCI financial assets of EUR 181 million and unrealized losses related to cash flow hedges of EUR 10 million qualify as revaluation reserves and reduce the distributable amount due to the fact that these reserves are negative.

As at December 31, 2017, pursuant to Dutch law, limitations existed relating to the distribution of shareholders’ equity of EUR 1,283 million. Such limitations related to common shares of EUR 188 million, unrealized currency translation gains of EUR 392 million and ‘affiliated companies’ of EUR 703 million. The unrealized losses related to fair value through OCI financial assets of EUR 30 million qualify as a revaluation reserve and reduce the distributable amount due to the fact that this reserve is negative.
Debt

Long-term debt

The tables below disclose information on the long-term debt outstanding, its maturity and average interest rates in 2017 and 2018.

Koninklijke Philips N.V.

Long-term debt in millions of EUR, unless otherwise stated

2018

	amount outstanding in 2018	Current portion	Non-current portion	Between 1 and 5 years	Amount due after 5 years	Average remaining term (in years)	Average rate of interest
USD bonds	1,303		1,303		1,303	18.1	6.3%
EUR bonds	1,988	500	1,488	497	991	5.0	0.7%
Intercompany loans	499	405	94	94		1.2	3.1%
Forward contracts	807	618	188	188		0.8
Bank borrowings	200		200		200	6.2	0.0%
Other long-term debt	18	18				1.0	1.6%
Long-term debt	4,814	1,541	3,273	780	2,494

Koninklijke Philips N.V.

Long-term debt

in millions of EUR, unless otherwise stated

2017

	amount outstanding in 2017	Current portion	Non-current portion	Between 1 and 5 years	Amount due after 5 years	Average remaining term (in years)	Average rate of interest
USD bonds	2,137		2,137	833	1,305	13.3	5.4%
EUR bonds	997		997	501	496	3.7	0.3%
Intercompany loans	118	118					3.3%
Forward contracts	970	394	576	576		1.2
Bank borrowings	178	44	133	133		2.1	0.9%
Other long-term debt	19	19				1.0	0.9%
Long-term debt	4418	575	3843	2043	1801
Short-term debt

Short-term debt mainly relates to the current portion of outstanding external and intercompany long-term debt of EUR 1,541 million (2017: EUR 575 million), other debt to group companies totaling EUR 8,934 million (2017: EUR 15,378 million) and short-term bank borrowings of EUR 10 million (2017: rounded nil). Debt to group companies mainly relates to in-house bank contracts. These positions decreased due to the change in capitalization of US subsidiaries as described in Financial fixed assets.

Other current liabilities

Koninklijke Philips N.V.

Other current liabilities

in millions of EUR

2017 - 2018

	2017	2018
Other short-term liabilities	18	42
Accrued expenses	82	38
Derivative instruments - liabilities	203	198
Other current liabilities	303	278

Contractual obligations and contingent liabilities not appearing in the balance sheet

The Company has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to their funds to an aggregated remaining amount of EUR 74 million (2017: EUR 83 million). As at December 31, 2018, capital contributions already made to this investment funds are recorded as Other non-current financial assets.

General guarantees as referred to in Section 403, Book 2, of the Dutch Civil Code, have been given by the Company on behalf of several group companies in the Netherlands. The liabilities of these companies to third parties and investments in associates totaled EUR 1,297 million as of year-end 2018 (2017: EUR 1,224 million). Guarantees totaling EUR 634 million (2017: EUR 458 million) have also been given on behalf of other group companies. As at December 31, 2018 there have been EUR 26 million business and credit guarantees given on behalf of unconsolidated companies and third parties (2017: EUR 26 million).

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

Appropriation of profits and profit distributions

Pursuant to article 34 of the articles of association of the Company, a dividend will first be declared on preference shares out of net income. The remainder of the net income, after any retention by way of reserve with the approval of the Supervisory Board, shall be available for distribution to holders of common shares subject to shareholder approval after year-end. As of December 31, 2018, the issued share capital consists only of common shares. No preference shares have been issued. Article 33 of the articles of association of the Company gives the Board of Management the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board.

A proposal will be submitted to the 2019 Annual General Meeting of Shareholders to pay a dividend of EUR 0.85 per common share, in cash or shares at the option of the shareholders, against the net income of the company for 2018.

Subsequent events

New share buyback program

On January 29, 2019, Philips announced a new share buyback program for an amount of up to EUR 1.5 billion. At the current share price, the program represents a total of approximately 46 million shares. Philips expects to start the program in the first quarter of 2019 and to complete it within two years. As the program will be initiated for capital reduction purposes, Philips intends to cancel all of the shares acquired under the program. The program will be executed by an intermediary to allow for purchases in the open market during both open and closed periods, in accordance with the EU Market Abuse Regulation.

Claim LG Electronics, Inc (LGE)

In connection with the CRT matter as referenced in Contingent assets and liabilities, which is deemed incorporated and repeated herein by reference, the Company was served with a claim filed by LGE in the Seoul Central District Court on January 29, 2019. LGE claims restitution of EUR 64.6 million, representing a portion of the fine that LGE paid to the European Commission relating to the joint venture LG.Philips Displays for which LGE and the Company were jointly and severally liable. LGE alleges that based on the manner in which the fine was calculated, the Company should have paid proportionately more than it currently has.

Independent auditor's report

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Report on the audit of the financial statements 2018 included in the annual report

Our opinion

We have audited the financial statements 2018 of Koninklijke Philips N.V. (the Company), based in Eindhoven, the Netherlands. The financial statements include the group financial statements and the company financial statements.

In our opinion:

  The accompanying group financial statements give a true and fair view of the financial position of Koninklijke Philips N.V. as at December 31, 2018, and of its result and its cash flows for 2018 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code
  The accompanying company financial statements give a true and fair view of the financial position of Koninklijke Philips N.V. as at December 31, 2018, and of its result for 2018 in accordance with Part 9 of Book 2 of the Dutch Civil Code

The group financial statements comprise:

  The consolidated balance sheet as at December 31, 2018

  The following statements for 2018: the consolidated statements of income, comprehensive income, cash flows and changes in equity

  The notes comprising a summary of the significant accounting policies and other explanatory information

The company financial statements comprise:

  The company balance sheet as at December 31, 2018

  The company statements of income and changes in equity for 2018

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

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Materiality
Materiality	EUR 75 million
Benchmark applied	5% of income before taxes
Explanation

Based on our professional judgment we consider an earnings-based measure as the most appropriate basis to determine materiality. Based on the actual benchmark result, we continued to apply a materiality of EUR 75 million. The applied benchmark is in line with the 2017 audit. Due to a higher income before taxes, materiality increased compared to prior year (2017: EUR 60 million)

We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with the Supervisory Board that misstatements in excess of EUR 3.75 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit

Koninklijke Philips N.V. is the head of a group of entities. The consolidated statements of Koninklijke Philips N.V. represent the financial information of this group.

Following our assessment of the risk of material misstatement to Koninklijke Philips N.V.’s group financial statements, we have selected 8 components which required an audit of the complete financial information (Full Scope Components) and 42 components requiring audit procedures on specific account balances or specified audit procedures that we considered had the potential for the greatest impact on the significant accounts in the financial statements, either because of the size of these accounts or their risk profile (Specific- or Specified Scope Components). The Central Audit team performed audit procedures on certain accounting areas managed centrally, such as capitalized research & development costs, health systems revenue (non US) and goodwill. In addition, the Central Audit team, next to the procedures performed by the component teams, had additional involvement in the areas of tax and legal claims, litigation and contingencies.

As a result of our scoping of the complete financial information, specific account balances and the performance of audit procedures at different levels in the organization, our actual coverage varies per account balance and the depth of our audit procedures per account balance varies depending on our risk assessment.

Of the remaining components, we performed selected other procedures, including analytical review and detailed testing to respond to potential risks of material misstatements to the financial statements that we identified.

Accordingly, our audit coverage, for selected account balances included in the key audit matters stated below, are summarized as follows:

Sales

in %

Goodwill

in %

Deferred tax assets

in %

Legal claims, litigation and contingencies

in %

R&D

in %

Involvement with component teams

Component materiality was determined using judgment, based on the relative size of the component and our risk assessment. Component materiality did not exceed EUR 37.5 million and the majority of our component auditors applied a component materiality that is significantly less than this threshold.

Component auditors visited the Netherlands in 2018 to attend our global audit planning conference to discuss the Group audit, risks, audit approach and instructions. In addition, we sent detailed instructions to all component auditors, covering the significant areas and the information required to be reported to us. Based on our risk assessment, we visited component locations in the U.S.A., China, the Netherlands, Panama, Germany, India, France, UK, Italy, Poland and Israel. These visits encompassed some, or all, of the following activities: co-developing the significant risk area audit approach, reviewing key local working papers and conclusions, meeting with local and regional leadership teams, obtaining an understanding of key control processes including centralized entity level controls processes and attending closing meetings. We interacted regularly with the component teams during various stages of the audit and were responsible for the scope and direction of the audit process. Where deemed appropriate we attended in person or via conference call, Full Scope Component and certain Specific Scope Component closing meetings and reviewed key working papers.

By performing the procedures mentioned above at components, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion on the group financial statements.

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

Revenue recognition – multiple element sales contracts and sales promotions
Risk

Sales contracts for certain transactions primarily entered into in the Diagnosis & Treatment businesses and the Connected Care & Health Informatics businesses involve multiple elements. Those multiple elements, or separately identifiable performance obligations, are recognized based on their relative stand-alone selling price when the performance obligation is satisfied. This gives rise to the risk that sales could be misstated due to the incorrect determination of the relative stand-alone selling price and its allocation to the performance obligations and therefore timing of the related revenue recognition.

In addition, primarily in the Personal Health businesses the Company has sales promotions related agreements with distributors and retailers whereby discounts and rebates are provided according to the quantity of goods sold and promotional and marketing activity performed. In particular, the promotional and marketing agreements include a number of characteristics that require judgment to be applied in determining the appropriate accounting treatment based on the terms of the respective agreements. Management must estimate the expected consideration which can include fixed and/or variable amounts which can be impacted by trade discounts and volume rebates. Sales related accruals (rebates, marketing and promotional support, coupon and stock protection) are assessed at the balance sheet date based on forecast information over the term of the promotion. There may also be incentives to change the timing of when sales related accruals within the Personal Health businesses are recognized.

Further reference is made to note 1, Significant accounting policies and note 6, Income from operations section Sales composition and disaggregation.

Our audit approach

Our audit procedures included, among others, assessing the appropriateness of the Company’s revenue recognition accounting policies, including the impact of the new revenue recognition accounting standard (IFRS 15) which has been adopted as of January 1, 2018 and related disclosures as included in note 1, Significant accounting policies.

We verified the relative stand-alone selling price determination by auditing the basis on which the stand-alone selling price is determined and tested the accuracy of the allocation to the performance obligations. Further we have performed data analytics, inspected selected sales contracts, obtained Terms & Condition confirmations, inspected the installation hours reported after recognition of revenue and inspected hand over certificates received from the customers.

With respect to the sales related accruals, our procedures included:

• challenging management’s assumptions used in determining the sales related accruals

• sampling recorded amounts to contractual evidence

• performing retrospective review of actual settlements verifying there were no significant differences to prior period sales related accruals

• testing cut-off through assessing the sales promotion obligations around year-end

As part of our audit procedures we tested the effectiveness of the Company’s controls over the stand-alone selling price determination of multi element sales contracts as well as the completeness and accuracy of the sales related accruals to assess the correct value and timing of revenue recognition.

We also assessed the adequacy of the sales disclosures contained in note 6, Income from operations section Sales composition and disaggregation.

Key observations

We confirm that the Company’s revenue recognition accounting policies were appropriately applied and that the impact of the new revenue recognition accounting standard (IFRS 15) is appropriately disclosed in note 1, Significant accounting policies.

Furthermore, we have assessed that management’s assumptions are within the acceptable range. In addition, we assessed that the disclosures in note 6, Income from operations section Sales composition and disaggregation are reasonable.

Valuation of Goodwill
Risk

At December 31, 2018, the total carrying value of goodwill amounted to EUR 8,503 million, representing 33% of the group’s total assets. Goodwill is allocated to Cash Generating Units (CGUs) for which management is required to test the carrying value of goodwill for impairment annually or more frequently if there is a triggering event for testing. We focused on this area given the significant judgment and complexity of valuation methodologies used to determine whether the carrying value of goodwill is appropriate, which includes the assumptions used within models to support the recoverable amount of goodwill. Further reference is made to note 11, Goodwill.

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

Our main focus was on the CGUs Aging & Caregiving and Population Insights & Care (both within the Connected Care & Health Informatics segment) as these represent CGUs with limited headroom. We gained a more in-depth understanding of the developments of the performance of these CGUs and corroborated if they are in line with forecasted figures.

For these CGUs, we performed sensitivity analysis by stress testing key assumptions (sales growth, EBITA and discount rate) in the model to consider the degree to which these assumptions would need to change before an impairment charge would have to be recognized.

We have also tested the effectiveness of the Company’s internal controls around the goodwill accounting including their prospective financial information. We also assessed the adequacy of the Company’s disclosure around goodwill as included in note 11, Goodwill.

Key observations

We consider management’s assumptions to be within a reasonable range.

We note that the Company concluded from its impairment tests that headroom for the CGUs Aging & Caregiving and Population Insights & Care is relatively limited and thus sensitive to changes in the assumptions.

We agree with management’s conclusion that no impairment of goodwill is required in 2018.

We assessed that the disclosures in note 11, Goodwill are reasonable.

Valuation and disclosure related to deferred tax assets
Risk

The Company has a significant amount of deferred tax assets, mainly resulting from net operating losses. The accounting for deferred tax assets is significant to our audit since the Company makes judgments and estimates of forecasted taxable income in relation to the realization of deferred tax assets.

At December 31, 2018, the deferred tax assets are valued at EUR 1,828 million, representing 7% of the group’s total assets. Further reference is made to note 8, Income taxes.

Our audit approach

With the involvement of our tax experts we evaluated the tax accounting in various jurisdictions in which the Company operates, taking into account the impact of the local tax jurisdiction and changes in the respective tax legislation.

We tested management’s assumptions used to determine the probability that deferred tax assets recognized in the balance sheet will be recovered. This is based upon forecasted taxable income in the countries where the deferred tax assets originated and the periods when the deferred tax assets can be utilized. The forecasts (based on the Company’s budget and strategic plan) were evaluated by us and we assessed the historical accuracy of management’s assumptions.

We have also tested the effectiveness of the Company’s internal controls around the valuation of deferred tax assets. Substantive audit procedures comprised comparing information provided by management to corroborative or contradictory information where possible, such as previous history in certain countries. We also assessed the adequacy of the Company’s disclosures included in note 8, Income taxes.

Key observations

We consider the Company’s accounting policies acceptable and management’s assumptions and estimates to be within the reasonable range.

We assessed that the disclosures in note 8, Income taxes are reasonable.

Valuation and disclosure of accrual estimates for legal claims, litigations and contingencies
Risk

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, as well as investigations by authorities.

We focused on this area in our audit, since the accounting and disclosure for (contingent) legal liabilities is complex and judgmental (due to the difficulty in predicting the outcome of the matter and estimating the potential impact if the outcome is unfavorable), and the amounts involved are, or can be, material to the financial statements as a whole. Further reference is made to note 19, Provisions and note 24, Contingent assets and liabilities.

Our audit approach

Our audit procedures included, among others, testing the effectiveness of the Company’s internal controls around the identification and evaluation of claims, proceedings and investigations at different levels in the group, and the recording and continuous re-assessment of the related (contingent) liabilities and provisions and disclosures. We inquired with both internal and external legal counsel as well as with the Company’s financial department in respect of (ongoing) investigations, claims or proceedings, inspected relevant correspondence, inspected the minutes of the meetings of the Audit Committee, Supervisory Board and Executive Committee, requested a confirmation letter from the group’s in-house legal counsel and obtained external legal confirmation letters from a selection of external legal counsels. For claims settled during the year, we vouched the cash payments, as appropriate, and read the related settlement agreements in order to verify whether the settlements were properly accounted for.

Specifically related to ongoing compliance related investigations, we were supported by a fraud investigation expert from our firm.

We also assessed the adequacy of the Company’s disclosure around legal claims, litigations and contingencies as included in note 19, Provisions and note 24, Contingent assets and liabilities.

Key observations

We consider management’s conclusion on the predicted outcome and estimation of potential impact reasonable and we assessed that the disclosures in note 19, Provisions and note 24, Contingent assets and liabilities are reasonable.

Valuation of capitalized research and development cost (product development)
Risk

At December 31, 2018, the total carrying value of the product development amounted to EUR 1,102 million (representing 4% of the group’s total assets) of which EUR 481 million is related to product development construction in progress.

For the product development construction in progress, management is required to test the carrying value of such amounts for impairment annually or more frequently if there is a triggering event. We focused on this area as these products do not yet generate sales and therefore there is a higher level of judgment involved in setting the significant assumptions in determining the value in use to support the carrying value. Further reference is made to note 12, Intangible assets excluding goodwill.

Our audit approach

As part of our audit we assessed and tested the assumptions, methodology (discounted cash flow model) and data used by the Company in calculating the value in use of the individual product development construction in progress. Our audit procedures included, among others, performing a sensitivity analysis by stress testing key assumptions (discount rate) in the model to consider the degree to which these assumptions would need to change before an impairment charge would have to be recognized.

Based on these sensitivity analyses, our main focus was on the product development construction in progress items with limited headroom. We gained a more in-depth understanding of the development status of these projects as well as the projected financial information used in management’s assessment of whether the value in use of these items exceeds the carrying value. We assessed and tested the key assumptions, with our main focus on discount rate, growth rate, market size and share and expected project costs by comparing to historical or external information.

We have also tested the effectiveness of the Company’s internal controls around the valuation of product development construction in progress, including their prospective financial information. We also assessed the adequacy of the Company’s disclosure around product development construction in progress, as included in note 12, Intangible assets excluding goodwill.

Key observations

We consider management’s assumptions to be within a reasonable range.

We agree with management’s conclusion that the carrying value of the capitalized research and development costs related to product development construction in progress is reasonable.

We assessed that the disclosures in note 12, Intangible assets excluding goodwill are reasonable.

In the previous year’s auditor’s report ‘Acquisitions’ and ‘Disposals and discontinued operations accounting treatment’ were also identified as key audit matters. Although the Company acquired nine new entities during 2018, the aggregated cash flow, goodwill and other intangibles amounts were significantly less in comparison to the 2017 acquisitions. As a result ‘Acquisitions’ is not identified as key audit matter for our 2018 audit. In our 2017 audit, following the sale of the majority interest in the combined Lumileds and Automotive businesses and the further sell-down of Signify shares, the control assessment and the accounting of discontinued operations was an attention area. At December 31, 2018, Koninklijke Philips N.V. no longer has significant influence in Signify and therefore the control assessment and asset held for sale accounting was no longer relevant and as a result this is not a key audit matter for our 2018 audit.

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

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements.

Management is responsible for the preparation of the other information, including the management report in accordance with Part 9 of Book 2 of the Dutch Civil Code and other information as required by Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Engagement

Following the appointment by the Annual General Meeting of Shareholders on May 7, 2015, we were engaged by the Supervisory Board as auditor of Koninklijke Philips N.V. on October 22, 2015 as of the audit for the year 2016 and have operated as statutory auditor since that date.

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

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included among others:

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

We provide the Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Supervisory Board, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Amsterdam, the Netherlands

February 26, 2019

Ernst & Young Accountants LLP

Signed by S.D.J. Overbeek - Goeseije

/s/ S.D.J. Overbeek - Goeseije

13.3Sustainability statements

Approach to sustainability reporting

Philips has a long tradition of sustainability reporting, beginning with our first environmental Annual Report published in 1999. This was expanded in 2003, with the launch of our first sustainability Annual Report, which provided details of our social and economic performance in addition to our environmental results. As a next step, in 2008, we decided to publish an integrated financial, social and environmental report. This is our 11th annual integrated financial, social and environmental report. For more information, please refer to the company’s website.

Royal Philips publishes its integrated Annual Report with the highest (reasonable) assurance level on the financial, social and environmental performance. With that overall reasonable assurance level, Philips is a frontrunner in our industry.

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

Stakeholders

We derive significant value from our diverse stakeholders across all our activities and engage with, listen to and learn from them. Working in partnerships is crucial to delivering on our vision to make the world healthier and more sustainable through innovation. We incorporate their feedback on specific areas of our business into our planning and actions. In addition, we participate in meetings and task forces as a member of organizations including the World Economic Forum, WBCSD, Responsible Business Alliance (RBA), Dutch Sustainable Growth Coalition, the Ellen MacArthur Foundation, and the European Partnership for Responsible Minerals.

Furthermore, we engage with the leading Dutch labor union (FNV) and a number of NGOs, including Enough, GoodElectronics, the Chinese Institute of Public and Environmental Affairs, UNICEF, Amnesty International, Greenpeace and Friends of the Earth, as well as a variety of investors and analysts.

Our sustainability e-mail account (philips.sustainability@philips.com) enables stakeholders to share their issues, comments and questions, also about this Annual Report, with the sustainability team. The table below provides an overview of the different stakeholder groups, examples of those stakeholders and the topics discussed, used for our materiality analysis.

Stakeholder overview (non-exhaustive)
	Examples	Processes
Employees	European Works Council Local Works Councils Individual employees	Regular meetings, quarterly Employee Survey, employee development process, quarterly update webinars. For more information refer to Social performance Regular mail updates, team meetings, webinars
Customers	Hospitals Retailers Consumers	Joint (research) projects, business development, Lean value chain projects, strategic partnerships, consumer panels, Net Promoter Scores, Philips Customer Care centers, Training centers, social media
Suppliers	Chinese suppliers in the Supplier Development program Randstad, HP

Supplier development activities (including topical training sessions), supplier forums, supplier website, participation in industry working groups like COCIR and RBA. For more information refer to Supplier indicators .

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

Reporting standards

We have prepared this integrated annual report in line with the International Integrated Reporting Council (IIRC) Integrated Reporting framework and the EU Non Financial Reporting decree (2014/95/EU). We have also included a visualization of our value creation process.

For the sustainability information included in this integrated annual report we followed the Global Reporting Initiative (GRI) Standards-Option Comprehensive. A detailed overview of the GRI Comprehensive indicators can be found in the GRI content index on our sustainability website. Next, we developed additional company-specific indicators and started to measure the impact we are having on society. The information on definition, scope and measurement can be found in this chapter.

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

We also use this report to communicate on our progress towards the relevant Sustainable Development Goals (SDGs), in particular SDG 3 (“Ensure healthy lives and promote well-being for all at all ages”), SDG 12 (“Ensure sustainable consumption and production patterns”) and SDG 13 ("Take urgent action to combat climate change and its impacts"). Please refer to Stakeholder engagement for more details.

Material topics and our focus

We identify the environmental, social, and governance topics which have the greatest impact on our business and the greatest level of concern to stakeholders along our value chain. Assessing these topics enables us to prioritize and focus upon the most material topics and effectively address these in our policies and programs.

External importance
high
Employee rights
Business ethics & General Business Principles
Big data & privacy
Circular economy
Innovation & research
Competition & market access
Governance
Investor relations & public affairs
Access to (quality & affordable) care
Geopolitical events
Product responsibility & safety
Fair & inclusive workplace
Employees well-being, health & safety
Human rights & responsible supply chain
Social inclusion & engagement
Waste management
Sustainable value creation
Water stewardship
Climate change
Talent & development
Pollution
Energy efficiency
Community support
Natural capital
Employee practices
Conflict mineral
high
Environmental topics
Social topics
Governance topics
Internal importance

Our materiality assessment is based on an ongoing trend analysis, media search, and stakeholder input. This year’s materiality matrix, developed during Q4 2018, has been built using an evidence-based approach to materiality analysis powered by Datamaran. By applying Datamaran’s automated sifting and analysis of millions of data points from publicly available sources, including, corporate reports, mandatory regulations and voluntary initiatives, as well as news and social media, we identified a list of topics that are material to our business. With this data-driven approach to materiality analysis we have incorporated a wider range of data and stakeholders than was ever possible before and managed to get an evidence-based perspective into regulatory, strategic and reputational risks and opportunities.

The business impact scores are based on Philips’ assessment. Our materiality assessment has been conducted in the context of the GRI Sustainable Reporting Standards and the results have been reviewed and approved by the Philips Sustainability Board. As macro-economic uncertainty increased, and attention for climate change increased, we noted a number of aspects that changed in terms of materiality in the table below (compared to 2017),

Key material topics
Reference
Environmental		Boundaries
Climate change	Message from the CEO Environmental performance Environmental statements	Supply chain, operations, use phase
Energy efficiency	Green Innovation Environmental performance Environmental statements	Supply chain, operations, use phase
Pollution	Green Innovation Environmental performance Environmental statements	Supply chain, operations, use phase
Circular Economy	Green Innovation Environmental performance Supplier indicators	Supply chain, operations, use phase. disposal
Waste management	Environmental performance Environmental statements	Supply chain, operations, disposal
Reference
Societal		Boundaries
Access to (quality & affordable) care	Message from the CEO About Diagnosis & Treatment businesses in 2018 About Connected Care & Health Informatics businesses in 2018 Social performance	Use phase
Social inclusion and engagement	Message from the CEO About Diagnosis & Treatment businesses in 2018 About Connected Care & Health Informatics businesses in 2018	Supply chain, operations, use phase
Employee wellbeing, Health & Safety	Message from the CEO Health and Safety Supplier indicators	Supply chain, operations
Human Rights and Responsible Supply Chains	Social performance Sustainability statements	Supply chain, operations
Fair and Inclusive workplace	Supplier indicators Social statements Supplier indicators	Supply chain, operations
Reference
Governance		Boundaries
Business ethics and General Business Principles	Compliance risks General Business Principles	Supply chain, operations, use phase
Product responsibility and safety	About Other Sustainability statements Compliance risks Sustainability statements	Supply chain, operations, use phase
Competition and market access	Social performance Our commitment to Quality, Regulatory Compliance and Integrity	Supply chain, operations, use phase
Geopolitical events	Compliance risks About Diagnosis & Treatment businesses in 2018	Supply chain, operations
Big data and Privacy	Our commitment to Quality, Regulatory Compliance and Integrity Operational risks About Personal Health businesses in 2018	Supply chain, operations, use phase
Innovation and research	Strategy and Businesses Strategic risks	Supply chain, operations, use phase, disposal
Sustainable value creation	Message from the CEO Strategy and Businesses Strategic risks	Supply chain, operations, use phase

Programs and targets

Philips Group

Sustainability commitments

2018

	baseline year 2015	target 2020	2018 actual
Lives Improved (including Signify)	2.0 billion	2.5 billion	2.24 billion
Circular revenues	7%	15%	12%
Green revenues	56%	70%	64%
Net operational carbon footprint	757 Ktonnes	0 Ktonnes	436 Ktonnes
Operational waste recycling	78%	90%	84%
Hazardous substances emissions	1,419 kilos	50% reduction	1,093 kilos
Total Recordable Case (TRC) rate	0.39	0.29	0.28
Supplier Sustainability	33% RSL compliant	85% RSL compliant	85% RSL compliant
Supplier Sustainability	New development program tested	300 companies in development program	213 companies in development program

With the 5-year ‘Healthy people, Sustainable planet’ program, new sustainability commitments were introduced; more detailed targets can be found in the respective sections.

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

Comparability and completeness

We used expert opinions and estimates for some parts of the Key Performance Indicator calculations. There is therefore an inherent uncertainty in our calculations, e.g. Lives Improved, Environmental Profit and Loss account and Social Impact calculations. The figures reported are Philips’ best estimate. As our insight increases, we may enhance the methodology in the future.

Until 2016, Philips reported on Green Product sales. Due to the change in our businesses, we changed this in 2016 to Green Revenues, which includes products and solutions (refer to the definition in 12.1.8). Revenues for 2014 and 2015 have been restated to reflect this change.

In 2018 the emission factor set for consumed electricity was updated to the International Energy Agency (IEA) 2018 v1.00 publications. For our market-based scope 2 calculations in Europe and the US, IEA and eGrid residual-mix emission factors were used as prescribed in the Greenhouse Gas

The emissions of substances data is based on measurements and estimates at manufacturing site level. The figures reported are Philips’ best estimate.

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

We have excluded Signify data from the consolidated sustainability data, except for Lives Improved.

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

Environmental data

All environmental data from manufacturing operations, except process chemicals, are reported on a quarterly basis in our sustainability reporting and validation tool, according to company guidelines that include definitions, procedures and calculation methods. Process chemicals are reported on a half-yearly basis. In 2018, the environmental data of Spectranetics was not included.

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

  Scope 1 – direct CO2e emissions – is reported on in full, with details of direct emissions from our industrial and non-industrial sites. Emissions from industrial sites, which consist of direct emissions resulting from processes and fossil fuel combustion on site, are reported in the sustainability reporting system. Energy use and CO2e emissions from non-industrial sites are based on actual data where available. If this is not the case, they are estimated based on average energy usage per square meter, taking the geographical location and building type of the site into account.
  Scope 2 – indirect CO2e emissions – is reported on in full, with details of indirect emissions from our industrial and non-industrial sites. CO2e emissions resulting from purchased electricity, steam, heat and other indirect sources are reported in the sustainability reporting system. The indirect emissions of sites not yet reporting are calculated in the same manner as described in Scope 1.
    The location-based method of scope 2 reporting reflects the average emissions intensity of grids on which energy consumption occurs (using mostly grid-average emission factor data). For this method our emission factors derive from the International Energy Agency (IEA) 2016 and are based on grid averages.
    The market-based method of scope 2 reporting allows use of an emission factor that is specific to the energy purchased. The emissions intensity of consumed energy can differ according to the contractual instruments used. For example, so-called ‘green electricity contracts’ guarantee the purchaser will be supplied with electricity from renewable sources, which typically lowers emissions per energy unit generated. In the market-based method Philips will account for renewable electricity with an emission factor of 0 grams CO2e per kWh. All renewable electricity claimed by Philips is sourced from the same energy market where the electricity-consuming operations are located, and is tracked and redeemed, retired, or cancelled solely on behalf of Philips. All certificates were obtained through procurement of Green-e certified Renewable Energy Certificates (RECs) in the United States and European Guarantees of Origin (GOs) from the Association of Issuing Bodies (AIB) of the European Energy Certificate System (EECS). To ensure the additionality, all certificates were produced in 2018 and a maximum of 6 months prior in the country of consumption and are retired on behalf Royal Philips.
  Scope 3 – other CO2e emissions related to activities not owned or controlled by Royal Philips – is reported on for our business travel and distribution activities.

The Philips operational carbon footprint (Scope 1, 2 and 3) is calculated on a quarterly basis and includes the emissions from our:

  industrial sites – manufacturing and assembly sites
  non-industrial sites – offices, warehouses, IT centers and R&D facilities business travel – lease and rental cars and airplane travel logistics – air, ocean and road transport

All emission factors used to transform input data (for example, amount of tonne-kilometers transported) into CO2 emissions have been updated to the DEFRA (UK Department for Environment, Food & Rural Affairs) 2017 and the IEA emission factor set 2016. The total CO2 emission resulting from these calculations serves as input for scope 1, 2 and 3.

Commuting by our employees, upstream distribution (before suppliers ship to us), outsourced activities and emissions resulting from product use by our customers are not included in our operational carbon footprint. The calculations for business travel by lease car are based on actual fuel usage, and for travel by rental car the emissions are based on the actual mileage. Taxis and chauffeur-driven cars used for business travel are not included in the calculations. Emissions from business travel by airplane are calculated by the supplier based on mileage flown and emission factors from DEFRA, distinguishing between short, medium and long-haul flights. Furthermore, emissions from air freight for distribution are calculated based on the amount of tonne-kilometers transported between airports (distinguishing between short, medium and long-haul flights), including an estimate (based on actual data of the lanes with the largest volumes) for trucking from sites and distribution centers to airports and vice versa. Express shipments are generally a mix of road and air transport, depending on the distance.

It is therefore assumed that shipments across less than 600 km are transported by road and the rest by air (those emissions by air are calculated in the same way as air freight). For sea transport, only data on transported volume were available, so an estimate had to be made about the average weight of a container. Transportation to and from ports is not registered. This fore and aft part of sea transport was estimated to be around 3% of the total distance (based on actual data of the lanes with the largest volumes), consisting of a mix of modalities, and was added to the total emissions accordingly. CO2e emissions from road transport were also calculated based on tonne-kilometers. Return travel of vehicles is not included in the data for sea and road distribution.

Employee Engagement Index (EEI)

The Employee Engagement Index (EEI) is the single measure of the overall level of employee engagement at Philips. It is a combination of perceptions and attitudes related to employee satisfaction, commitment and advocacy.

The reported figures are based on the Employee Survey. The total score of the employee engagement is an average of the quarterly results of the survey. The results are calculated by taking the average of the answered questions of the surveys.

Sustainability governance

Sustainability is strongly embedded in our core business processes, like innovation (EcoDesign), sourcing (Supplier Sustainability Program), manufacturing (Sustainable Operations), logistics (Green Logistics) and projects like the Circular Economy initiative.

In Royal Philips, the Sustainability Board is the highest governing sustainability body and is chaired by the Chief Strategy & Innovation Officer, who is a member of the Executive Committee. Three other Executive Committee members, our Chief Operating Officer, our Chief Legal Officer and our Chief Human Resources Officer, sit on the Sustainability Board together with segment and functional executives. The Sustainability Board convenes four times per year, defines Philips’ sustainability strategy, programs and policies, monitors progress and takes corrective action where needed.

Progress on Sustainability is communicated internally and externally (www.results.philips.com) on a quarterly basis and at least annually in the Executive Committee and Supervisory Board.

External assurance

EY has provided reasonable assurance on whether the information in Sustainability statements and Social performance and Environmental performance presents fairly, in all material respects, the sustainability performance in accordance with the reporting criteria. Please refer to Assurance report of the independent auditor

Economic indicators

This section provides summarized information on contributions made on an accruals basis to the most important economic stakeholders as a basis for driving economic growth. For a full understanding of each of these indicators, see the specific financial statements and notes in this report.

Philips Group

Distribution of direct economic benefits

in millions of EUR

2016 - 2018

	2016	2017	2018
Suppliers: goods and services	9,484	9,600	9,568
Employees: salaries and wages	4,422	4,856	4,849
Shareholders: distribution from retained earnings	732	742	738
Government: corporate income taxes	203	349	193
Capital providers: net interest	299	182	157

Total purchased goods and services as included in cost of sales amounted to EUR 9.6 billion, representing 53% of total revenues of the Philips Group. Of this amount, approximately 53% was spent with global suppliers, the remainder with local suppliers.

In 2018, salaries and wages totaled EUR 4.8 billion, comparable to 2017. See Income from operations for more information.

Philips’ shareholders were given EUR 738 million in the form of a dividend, the cash portion of which amounted to EUR 401 million.

Income taxes amounted to EUR 193 million, compared to EUR 349 million in 2017. The effective income tax rate in 2018 was 12.8%, compared to 25.3% in 2017. This decrease was mainly due to one-time non-cash benefits from tax audit resolutions and business integrations. For more information, see Income taxes.

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

Social statements

In 2016, Royal Philips launched its next 5-year sustainability program, 'Healthy people, Sustainable planet'. This section provides additional information on (some of) the Social performance parameters reported in Social performance

People development

Philips is on a multi-year journey to focus on experience-based career development, giving our people the opportunity to identify and gain the experiences necessary to support our health technology strategy and strengthen their employability. In 2018 we continued taking experimental learning to a new level across our 70:20:10 approach.

At the end of 2018 the number of active trainings had increased to 3,612, and 1,248 new courses were made available by Philips University. By year-end, some 73,807 active users had enrolled for courses with Philips University. In total, some 700,000 hours were spent on training through Philips University in 2018, with 549,959 training completions.

70% Critical career experiences

We support our people in navigating their own career and stimulate and educate our managers to have meaningful career dialogues with their people. To that end, we continue to fine-tune our Experience Maps, which describe the experiences people can gain to prepare for, or develop in, strategic roles. These maps are a tool for employees and managers to use during development dialogues and for employees to explore when thinking about career steps, to help them understand how to gain the experiences required to be ready for their next career step. By identifying the roles and experiences critical to our business strategy, we clarify development areas and transferable skills in support of cross-functional, lateral, traditional, as well as non-traditional career opportunities.

We have integrated the Experience Maps into our talent development approach, helping our people to plan and manage their careers. We also build awareness of experience-based careers through communications, prioritizing strategic roles and capabilities that directly support our health technology strategy.

We continue to stimulate cross-moves (across businesses, between markets or functions) to promote collaboration and give people challenging learning experiences.

20% Coaching and mentoring

In 2018, all leadership programs in Philips University included a coaching and/or mentoring element. In Shifting Gears (Executive Leadership Program) participants are coached by an executive coach and mentored by an Executive Committee member as part of their application projects. In Leading Adaptively (Senior Leadership Program) participants are coached by an executive coach, as well as a peer coaching group and an accountability partner.

Two other Senior Leadership Programs, Leading Teams and License to Lead, have built coaching and mentoring capability through leaders learning how to do this most effectively and practicing with each other and their teams. In 2019 we will drive the coaching and mentoring culture of our leaders through the following leadership programs:

  Leading Teams
  Leading People
  Leading Adaptively
  Shifting Gears

The Women in Action program will also be introduced, with female leaders becoming and seeking out coaches and mentors within the organization.

10% Learning programs

In 2018, Philips University implemented the envisioned organizational design. By further optimizing the set-up of the organization and the way learning is created and offered at Philips, Philips University continued to deliver upon its mission of a lifetime of learning in Philips. By mirroring learning requests to company-wide strategic priorities and introducing smarter ways of working and supporting processes, we commit to deliver learning solutions that truly impact our people and Philips as a whole. In 2018 we invested in preparing an improved customer experience via a new design of our Learning Management system that will be launched in 2019. We also implemented a full metrics dashboard to enable us to measure the development cost of our learning.

Talent attraction

In 2018 we made over 14,450 new hires, with 23% of those roles filled by internal candidates. Our transformation-driven shift to align focused delivery models and strategies to the hardest-to-fill talent segments generated positive results. For example, we successfully hired over 1,500 R&D and Software Engineering professionals from the external labor market, with 20% identified as coming from ‘High Value Target’ companies – those known to be best-in-class for the particular skill set.

Continuing the trend from previous years, we continued to strengthen our in-house talent acquisition capabilities at Executive level, delivering a cost saving of EUR 4.4 million in 2018.

We continued to invest in strategic Employer Brand and Recruitment Marketing initiatives, as an enabler of our organizational People strategy and commitment to winning top talent in challenging labor market conditions. In addition to ongoing critical segment marketing campaigns and always-on brand management across key career-related channels, the following initiatives supported enterprise-level progress in 2018:

  Attraction of female leaders: A targeted Employer Value Proposition (EVP) and global campaign, Lead Your Way, was launched in five major geographies, supporting our commitment to reach 25% female representation in leadership roles by 2020. The campaign generated over 16,000 career web page views, and advanced over 1,000 senior women profiles into our talent pipelines.
  Workforce of the Future: This year we expanded our passive talent attraction focus into the contingent/freelancer segment to help manage workforce demand in today’s ‘gig economy’. We developed and activated an Assignment Value Proposition (AVP) across target sourcing channels for this population. As a result, Philips’ Freelance platform database, an on-demand talent source for project work, grew by 98%.

  Candidate experience: Continuously listening to the market and improving the experience we deliver to recruitment candidates remains a priority, as market conditions remain in favor of talent and our brand value continues to be a strategic focus. In 2018 we delivered mandatory ‘candidate experience’ training for all recruiters, executed a new candidate-centric content marketing strategy, and launched 24 Artificial Intelligence (AI)-driven career websites globally. More than 1.6 million unique talent profiles enjoyed a more personalized Philips career website experience in 2018.

Philips was recognized for its innovative talent practices in winning awards through programs led by Employer Brand Management Association (EBMA), Intermediair Research, In-House Recruitment Awards, Glassdoor.com, Tokyo Labor Bureau, and Randstad.

Employee volunteering

Our mission to improve lives through meaningful innovation is a key attractor for people to join Philips, and we connect our employee efforts directly to our brand promise as a leading health technology company to #Makelifebetter.

In 2018, Philips Foundation and Royal Philips collaborated to launch an employee team-volunteering program to leverage the capabilities of over 74,000 employees towards one global access-to-care goal per year. The Volunteering Program allows Philips employees to spend one paid day per year on volunteer work and to use their time and expertise to create impact.

To give just a few examples:

  Over 5,000 employees participated in American Heart Association Heart Walks, CPR programs and heart health initiatives.

  On October 18 every Philips office in Africa (Egypt, Morocco, Ghana, Nigeria, Kenya and South Africa) dedicated their time to give back and connect with local communities around childhood pneumonia, visiting hospitals, educating parents, screening children with the CHARM device and training community health workers.

  Nearly 500 employees in the Benelux dedicated their time to successful volunteering initiatives named ‘Hartwarmers December’ and ‘Pro Bono Lab Communication’.

  A total of EUR 150,000 was donated to five NGO impact projects, helping improve over 260,000 lives in vulnerable communities around the world.

In 2019 the Volunteering program will continue employee volunteering and fundraising efforts around the theme of childhood pneumonia, to create measurable and sustainable impact. Childhood pneumonia is the number one cause of childhood mortality globally. Every minute, two children under the age of 5 die from pneumonia. However, pneumonia is a communicable disease that can be easily prevented, diagnosed and treated with the appropriate and affordable commodities.

Building employability

At Philips, our vision to offer the best place to work for people who share our passion is not limited to our employees. In a number of our geographies, we support social initiatives to increase employability. This year we are highlighting a UK example, where we have been working with 'the halow project', which nurtures the independence of individuals with learning disabilities.

The Philips Foundation

Philips Foundation is a registered charity established in 2014. The Foundation supports the United Nations Sustainable Development Goals 3 ("Ensure healthy lives and promote well-being for all at all ages") and 17 ("Revitalize the global partnership for sustainable development"). In 2018, Royal Philips supported Philips Foundation with a contribution of EUR 6.7 million, and provided the operating staff as well as the expert assistance of skilled employees in the execution of the Foundation’s programs.

Philips Foundation’s mission is to reduce healthcare inequality by providing access to quality healthcare for disadvantaged communities. It does this through the provision and application of Philips’ healthcare expertise, innovation power, talent and resources and by financial support. Together with key partners around the globe (including respected NGOs such as UNICEF, Amref and ICRC), Philips Foundation seeks to identify challenges where a combination of Philips expertise and partner experience can be used to create meaningful solutions that have an impact on people’s lives.

By the end of 2018, over 150 Philips Foundation projects were in progress or completed throughout the world, engaging employees and connecting with patients and underserved communities on healthcare. A total of 31 new projects were approved in 2018 in local markets worldwide, spanning many phases of the health continuum: from education on healthy living and prevention to diagnosis and treatment. Philips Foundation supported projects with local non-governmental organizations, across 23 countries, working with Philips employees to improve healthcare access and availability for vulnerable communities.

For more information about Philips Foundation, its purpose and scope, as well as its latest annual report, visit the website.

General Business Principles

In 2018, a total of 438 concerns were reported via the Philips Ethics Line and through our network of GBP Compliance Officers, an increase of 14% year-on-year (2017: 382 concerns).

This is a continuation of the upward trend reported since 2014, the year when Philips updated its General Business Principles and deployed a strengthened global communication campaign. We believe this trend remains in line with our multi-year efforts to encourage our employees to speak up, in combination with a growing number of employees.

When looking at absolute numbers, the increase in reports is reflected in all four regions. North America accounts for 45% of the total number of complaints (2017: 49%), while the concerns reported in Latin America increased to 14% of the total number, compared with 10% in 2017. The number of reports in the Asia-Pacific region (APAC region) and in Europe, Middle East & Africa (EMEA region) remained stable, accounting for 21% and 20% of the total number of complaints respectively in 2018 (2017: 20% and 21%).

Philips Group

Breakdown of reported GBP concerns

in number of reports

2015 - 2018

	2015	2016	2017	2018
Health & Safety	8	9	11	11
Treatment of employees	166	179	211	254
- Collective bargaining	-	-	-	-
- Equal and fair treatment	32	51	59	63
- Employee development	2	12	12	8
- Employee privacy	6	2	1	6
- Employee relations	-	16	32	24
- Respectful treatment	83	62	77	103
- Remuneration	4	5	8	11
- Right to organize	-	-	-	-
- Working hours	1	2	9	12
- HR other	38	29	13	27
Legal	19	27	36	59
Business Integrity	89	97	104	96
Supply management	3	10	6	6
IT	2	8	6	4
Other	8	9	8	8
Total	295	339	382	438
Most common types of concerns reported
Treatment of employees

As in previous years, the type of concern most commonly reported related to the category ‘Treatment of employees’. In 2018 there were 254 reports in this category, compared to 211 in 2017. This represents 58% of the total number of concerns, which is again a slight increase on 2017 (55%).

The majority of the concerns reported in the ‘Treatment of employees’ category relate to ‘Respectful treatment’ and ‘Equal and fair treatment’ (41% and 25% respectively). The ‘Respectful treatment’ sub-category generally relates to concerns about verbal abuse, (sexual) harassment, and hostile work environments. ‘Equal and fair treatment’ primarily relates to concerns about favoritism, discrimination and unfair treatment in the workplace. In the ‘Treatment of employees’ category, 56% of cases originated from North America, which is less than in 2017 (64%).

Business integrity

The second most-reported type of concern relates to ‘Business Integrity’, which accounted for 22% of total cases reported in 2018, down from 27% in 2017. These concerns originated primarily from the APAC region (47%), followed by EMEA (24%), North America (18%) and Latin America (11%).

Philips Group

Classification of the new concerns investigated

in number of reports

2016 - 2018

	2016		2017		2018
Category	substantiated	unsubstantiated	substantiated	unsubstantiated	substantiated	unsubstantiated
Health & Safety	1	1	6	3	3	5
Treatment of employees	45	103	44	126	55	138
Legal	4	13	8	16	16	24
Business Integrity	18	42	28	38	26	32
Supply Management	-	7	-	5	3	2
IT	1	1	2	4	2	1
Other	3	2	3	4	-	5
Total	72	169	91	196	105	207
Substantiated/unsubstantiated concerns

Of the 438 cases reported in 2018, 126 are still pending closure, the majority being those that were filed in the last quarter of the year. The table above gives an overview of the number of reported concerns that were substantiated (i.e. were found to constitute a breach of our General Business Principles) by the subsequent investigation.

Of the 312 reports closed in 2018 (288 in 2017), 105 were substantiated, which represents 34% of the total number reported and closed (32% in 2017). This is also shown in the table above. In 2018, 28% of the ‘Treatment of employees’ cases were substantiated, compared to 26% in 2017 (2016: 31%, 2015: 42%). In addition, 45% of the ‘Business Integrity’ reports were closed as substantiated in 2017, compared with 42% in 2017 (2016: 30%, 2015: 18%).

In addition to the above, 107 concerns that were still open at the end of 2017 were closed during the course of 2018. A total of 28 (26%) of these concerns were substantiated after investigation.

Of the 133 closed concerns that were substantiated, 82 were followed up with disciplinary measures ranging from termination of employment and written warnings to training and coaching. In other cases, corrective action was taken, which varied from strengthening the business processes to increasing awareness of the expected standard of business conduct.

Health and Safety performance

In 2018, we focused on six main areas of Health and Safety (H&S):

Policy, Procedures and Management Systems: Under the Philips H&S policy, 50 Philips Corporate Safety Standards (PCSS) were completed and deployed by December 2018. These standards provide guidance in a simple, consistent Management System format and specify the minimum H&S performance standards to be upheld wherever Philips operates. In 2018, Philips set itself the goal of certifying 36 manufacturing sites to the new ISO 45001 standard by mid-2019. By December 2018 two sites had been certified and plans were in place to certify the remaining sites.

Compliance: Philips consolidated its compliance tracking process by partnering with external provider ENHESA. This will enable the entire compliance requirements of all Philips H&S activities to be tracked in one tool and it will also allow local stand-alone versions to be retired.

Training: Philips consolidated its H&S training requirements into one tool provided by Underwriters Ltd (UL) that is hosted by the Philips University. This enabled over 450 training packages in 10 different languages to be delivered both online and face to face. These training requirements are linked to the PCSS standards and approved by Philips H&S. This capability will allow local stand-alone versions to be retired.

Structure and Responsibility: The H&S structure to support the operational sites and the Field Service organizations continued to be improved, with additional focus on providing support to the evolving manufacturing footprint. Additional support was provided to several Markets including North America, Latin America, France, Italy, Israel and Greece. As part of this, a program to upskill H&S professionals was implemented to provide better internal development opportunities.

Internal Health and Safety Audit: Philips completed six audits in 2018. Detailed, evidence-based audits are driving greater verification to ensure that robust H&S programs are in place. We have put in place a process to train H&S leaders to become H&S auditors through a program based on external certification and gaining internal experience. This is linked to personal development goals for H&S professionals.

Cultural Change: We continued to focus our efforts on a proactive cultural transformation through Behavior-Based Safety (BBS). BBS requires a fundamental shift in how we think about and act on Health and Safety before an injury occurs. In 2018 the Philips BBS program was deployed to a further six factories in China, Europe and the USA, giving a total of 14 sites in 2018 (up from 8 sites in 2017). We increased the number of Behavioral Observations to 1,820, representing a 63% increase on 2017. We believe this program will continue to drive down our workplace injuries and will serve as a key pillar for reaching our goal of a 25% reduction in total injuries by 2020.

Metrics: In 2018 we continued to deploy proactive metrics to support the more traditional reactive metrics (TRC and LWIC) and we completed over 15,314 Safety Gemba Walks and 30,540 Safety Kaizen activities. This approach was also designed to support cultural change and drive safety in routine management activities.

In 2018, we recorded 198 TRCs (234 in 2017), i.e. cases where the injured employee is unable to work for one or more days, received medical treatment or sustained an industrial illness.

Philips Group

Total recordable cases per 100 FTE

2016-2018

	2016	2017	2018
Personal Health	0.33	0.28	0.19
Diagnosis & Treatment	0.65	0.58	0.55
Connected Care & Health Informatics	0.67	0.60	0.30
Other	0.27	0.29	0.22
Philips Group	0.37	0.36	0.28

Additionally, we recorded 91 Lost Workday Injury Cases (LWICs), i.e. occupational injury cases where the injured person is unable to work for one or more days after the injury. This represents a decrease compared with 113 in 2017. The LWIC rate decreased to 0.13 per 100 FTEs, compared with 0.17 in 2017. The number of Lost Workdays caused by injury increased by 480 days (12%) to 4,650 days in 2018.

Philips Group

Lost workday injuries

per 100 FTEs

2014 - 2018

	2014	2015	2016	2017	2018
Personal Health	0.16	0.16	0.15	0.17	0.11
Diagnosis & Treatment	0.27	0.20	0.36	0.27	0.20
Connected Care & Health Informatics	0.18	0.16	0.15	0.15	0.16
Other	0.11	0.13	0.10	0.14	0.11
Philips Group	0.15	0.15	0.16	0.17	0.13
Personal Health businesses

The Personal Health businesses segment showed an improvement in performance in Health and Safety, with 16 LWICs in 2018, compared to 24 in 2017. The LWIC rate decreased from 0.17 in 2017 to 0.11 in 2018. In the Personal Health businesses segment there were 29 recordable cases in 2018 (38 in 2017). This decrease was mainly due to fewer cases in our factories in Asia.

Diagnosis & Treatment businesses

In the Diagnosis & Treatment businesses segment, Health and Safety showed a mixed result in 2018, with 26 LWICs compared to 33 in 2017. The LWIC rate decreased to 0.20 compared to 0.27 in 2017. The total number of recordable cases for the Diagnosis & Treatment businesses segment was 72 (70 in 2017).

Connected Care & Health Informatics businesses

Health and Safety performance in the Connected Care & Health Informatics businesses segment remained fairly stable in 2018: 6 LWICs (5 in 2017). Correspondingly, the LWIC rate increased from 0.15 to 0.16 in 2018. The total number of recordable cases for the Connected Care & Health Informatics businesses segment decreased to 11 in 2018 (20 in 2017), mainly driven by our factories in North America.

Stakeholder engagement

Our engagement with various partners and stakeholders is essential to our vision of making the world healthier and sustainable through innovation. Some of our partnership engagements are described below.

Global partnerships
World Economic Forum

Philips is proud to continue as a strategic partner of the World Economic Forum (WEF), the International Organization for Public-Private Cooperation committed to improving the state of the world. The Forum engages political, business and other leaders to help shape global, regional and industry agendas. In 2018, Philips was an active contributor to WEF programs on value-based care, non-communicable diseases, Universal Health Coverage and digital identity.

We also supported the acceleration of the Compact for Responsive and Responsible Leadership, by co-hosting the International Conference on the Dynamics of Inclusive Prosperity with WEF and Erasmus University Rotterdam. This event brought together leaders from the worlds of business, government, NGOs and academia to discuss the transition towards more responsive and responsible leadership.

In addition, our CEO, Frans van Houten, co-chairs the WEF Platform for Accelerating the Circular Economy (PACE) – a collaborative effort between the public and private sectors to scale up the adoption and implementation of circular business models. Philips remains committed to take back all large medical systems equipment that becomes available to us by 2020, and to extend circular practices to all medical equipment by 2025.

Future Health Index

Now in its fourth year, the Future Health Index (FHI) – Philips’ flagship research-based platform – continues to explore how countries can overcome global health challenges and build sustainable, fit-for-purpose national health systems. In 2016, the FHI measured perceptions to produce a snapshot of how healthcare is experienced on both sides of the patient-professional divide, while in 2017 it compared these perceptions to the reality of healthcare delivery systems in each country researched.

The 2018 Future health Index builds on the increasing consensus that value-based care is the best model for addressing global healthcare challenges, and explores the main barriers to the large-scale adoption of value-based care to support healthcare system transformation. With the support of key healthcare opinion leaders, three FHI reports were released over the course of the year, addressing how value can be best measured and assessed in a national health system; how data collection and analysis can drive better healthcare outcomes; and how telehealth technologies can enable better health experiences for patients and healthcare professionals.

Working on global issues
Sustainable Development Goals

Our work is aligned with three of the United Nations’ Sustainable Development Goals (SDGs) – Health and well-being for all (SDG 3), Sustainable consumption and production (SDG 12), and Climate action (SDG 13), and we have committed to having 95% of our revenue linked to the UN SDGs by 2020. In 2018 we supported a number of important SDG programs including Non-Communicable Diseases, Universal Health Coverage, Sustainable Consumption and Production, and Climate Change.

SDG3

Universal Health Coverage – We published a special report, ‘Taking Action’, which pulls in key recommendations for the private sector in helping to advance Universal Health Coverage (UHC). During the World Bank Spring Meetings in Washington DC we hosted a gathering of ministers and key opinion leaders in healthcare to discuss how to transform health systems in emerging markets, scaling successful business models to achieve UHC.

In September, we signed a memorandum of understanding with the United Nations Population Fund (UNFPA) to jointly develop programs aimed at improving the lives of 50 million women and girls by 2025 in countries where health challenges are most acute. As a first step in the cooperation, developed in close collaboration with the Republic of Congo’s Ministry of Health and all relevant stakeholders, Philips intends to implement a large-scale program in the Republic of Congo, aimed at improving the delivery of maternal and newborn healthcare at all levels.

Our CEO, Frans van Houten, co-signed an open letter on the need for investment in human capital – the knowledge, skills, and health that people accumulate throughout their lives. This coincided with the launch of the World Bank Group’s Human Capital Index – a simple but effective metric for human capital outcomes such as child survival, student learning, and adult health.

Non-Communicable Diseases (NCDs)

The 73rd United Nations General Assembly in September 2018 staged the third High-level Meeting on the prevention and control of NCDs, which reviewed global and national progress in putting measures in place that protect people from dying too young from heart and lung diseases, cancers and diabetes.

We partnered with DEVEX, the Asian Development Band, the NCD Alliance, Novartis and NovoNordisk in starting an online conversation to analyze the impact of NCDs in low- and middle-income countries. We discussed with a dozen key opinion leaders and polled feedback from more than 1,200 health professionals to gain insights on early detection and diagnosis as a critical link for effective NCD management. The research recommendations include strengthening capacity in primary care systems, educating and empowering community-level health workers, and designing and implementing efficient policies and solutions. We discussed the findings of the research as well as how NCDs affect the global agenda to achieve universal health coverage in a high-level panel discussion in collaboration with DEVEX and the World Economic Forum as a side event to the Sustainable Development Impact Summit.

Health & Healthcare in Europe

With the European Commission’s Communication on Artificial Intelligence and the political declaration of willingness for a coordinated AI plan for Europe, Philips and POLITICO organized an expert panel discussion covering the views of the European Commission, hospitals, think tanks and start-ups on the potential of AI to support the digital transformation of healthcare. Additionally, Philips and POLITICO hosted a debate on The Future of Health in Europe with Members of the European Parliament, European policy-makers, medical professionals, patients, and health innovators.

SDG 12
PACE

Our CEO, Frans van Houten, co-chairs the WEF Platform for Accelerating the Circular Economy (PACE) – a collaborative effort between the public and private sectors to scale up the adoption and implementation of circular business models.

SDG 13

Philips has committed to become carbon-neutral in its operations by 2020 and made good progress on this in 2018. The company’s Sustainability program and targets were evaluated and approved by the Science Based Targets initiative, making Philips the first health technology company to achieve this.

Improving access to care

Philips continued on its journey towards improving access to care in developing countries, especially in Africa. We have extended our pledge to improve the lives of 300 million people a year in underserved healthcare communities by 2025, with a specific focus on women and children. The needs of women and children are critical and at the heart of the need to achieve Universal Health Coverage.

The modular Community Life Center (CLC) solution for radical improvement of primary care was further optimized and prepared for large-scale deployment. In the course of 2017, CLCs were inaugurated in Kenya, South Africa and the Democratic Republic of Congo. A further two CLCs were opened in South Africa in 2018.

Philips was the first private sector company to provide support to the Sustainable Development Goals 3 window of the newly created SDG Partnership Platform Kenya, an initiative of the UN, the Government of Kenya and the private sector. The SDG 3 window of the platform aims to ‘Demonstrate the power of public-private collaboration to transform primary healthcare, and attain Universal Health Coverage by 2021, in support of the broader attainment of the Sustainable Development Goals (SDGs), improving health & well-being of 46 million Kenyans’. Through co-creations with county governments, Philips will engage in large-scale public private partnerships for improving primary care.

Philips and global healthcare leaders develop innovative resuscitation device to help reduce neonatal mortality

We successfully developed the Augmented Infant Resuscitator (AIR) to help caregivers effectively resuscitate asphyxiated newborn babies. Developed in collaboration with the Consortium for Affordable Medical Technologies (CAMTech) at Massachusetts General Hospital Global Health, the Philips Augmented Infant Resuscitator aims to reduce neonatal mortality, especially in parts of the world that are underserved in terms of healthcare. It is expected to be available in limited volume in selected markets prior to scaling up availability in low- and middle-income countries.

Supplier indicators

Philips’ mission to improve people’s lives extends throughout our value chain. At Philips, we have a direct business relationship with approximately 4,900 product and component suppliers and 19,000 service providers. Our supply chain sustainability strategy is updated annually through a structured process, combined with dedicated biennial multi-stakeholder dialogs. From this, we have developed multiple programs aimed at driving sustainable improvement. These programs cover compliance with our policies, improvement of our suppliers’ sustainability performance, our approach towards responsible sourcing of minerals, and our circular procurement practices.

Supplier sustainability compliance

Two core policy documents form the basis of our supplier sustainability compliance approach: the Supplier Sustainability Declaration and the Regulated Substances List.

Supplier Sustainability Declaration (SSD)

The SSD sets out the standards and behaviors Philips requires from its suppliers. The SSD is based on the Responsible Business Alliance (RBA) Code of Conduct, in alignment with the UN Guiding Principles on Business and Human Rights and key international human rights standards including the ILO Declaration on Fundamental Principles and Rights at Work and the UN Universal Declaration of Human Rights. It covers topics such as Labor, Health & Safety, Environment, Ethics, and Management Systems.

Regulated Substances List (RSL)

The RSL specifies the chemical substances regulated by legislation. Suppliers are required to follow all the requirements stated in the RSL. Substances are marked as restricted or declarable.

All suppliers are required to commit to the SSD and RSL. Through integration of a Sustainability Agreement (SA) in our General Purchase Agreement, suppliers declare compliance to both the SSD and RSL. Upon request, they provide additional information and evidence.

Supplier Sustainability Performance (SSP) - 'Beyond Auditing'

In 2016, Philips moved away from its traditional approach to audit suppliers, which it had implemented since 2004. Insights from data analysis showed this old approach was insufficient to drive sustainable improvements. Our SSP approach, first piloted in 2016, focuses on:

  a systematic approach to improve the sustainability of our supply chain continuous improvement against a set of recognized and global references collaboration, increased transparency, clear commitments, and ensuring suppliers meet the agreed targets encouraging our suppliers, industry peers and cross-industry peers to adopt our approach

This systematic approach is shown in the figure below and is a high-level representation of the SSP program.

First, a set of references, international standards, and Philips requirements are used to develop the Frame of Reference, which covers management systems, environment, health & safety, business ethics and human capital. For each, the maturity level of suppliers is identified in the Program Execution Wheel, which assesses suppliers against the Plan–Do–Check–Act (PDCA) cycle. Suppliers are then categorized using a Supplier Classification model, which differentiates on the basis of supplier maturity, resulting in supplier-specific proposals for improvement. The SSP process is monitored and adjusted through continuous feedback loops. The outcome of the SSP assessment is a supplier sustainability score ranging from 0 to 100. This score is based on supplier performance in environmental management, health & safety, business ethics, and human capital.

Supplier classification

Four different categories are used to assign those suppliers that are in scope after validation of the SAQ. These four categories are BiC (Best in Class), SSIP (Supplier Sustainability Improvement Plan), DIY (Do It Yourself) and PZT (Potential Zero Tolerance). The PZT status is a temporary status and requires immediate attention and action. Depending on the categorization, suppliers are engaged in different ways to improve their sustainability performance.

If a (Potential) Zero Tolerance is identified, immediate action is taken. If the requested additional information and evidence lead to the conclusion that there is no structural Zero Tolerance, the supplier’s status will be changed and the supplier will go back to the original track in the program. If the conclusion gives rise to a structural Zero Tolerance, the supplier is required to:

  propose a plan to mitigate and/or resolve the identified Zero Tolerance(s)

  commit to structurally resolving the Zero Tolerance

  provide regular updates and evidence

  avoid quick-fixing

Consistent with previous years, multiple Zero Tolerances have been identified. Based on the results, we concluded that our structural approach, open communication, and focus on collaboration has resulted in increased transparency. Consequently, these Zero Tolerances were also mitigated in a structural manner.

Philips defines six Zero Tolerances:

  Fake or falsified records
  Child and/or forced labor

  Immediate threats to the environment
  Immediate threats to worker health and safety
  Failure to comply with regulatory and/or Philips requirements
  Workers’ monthly income (covering salary for regular hours and overtime, tax deductions, social insurance) failing to meet regulatory requirements.

For more details on the SSP process, refer to the SSP brochure.

The impact of the SSP program on supplier performance

Philips measures the impact of the SSP engagement through an improvement metric, which represents the pro rata change in performance from one year to the next. In 2018, the average year-on-year improvement is 25% for suppliers that entered the program in 2016 and 2017. The number of employees impacted at suppliers participating in the SSP program was approximately 240,000.

In 2018, 52 suppliers were added to the SSP program. Out of the population of suppliers that entered the program in 2016 and 2017, 161 suppliers were still active in 2018.

Recognition by the Dutch Crystal Prize

In 2018, Philips received the Dutch ‘Crystal Prize’, which focused this year on ‘Chain Transparency’. Organized by the Dutch Ministry of Economic Affairs in conjunction with the Netherlands Institute of Chartered Accountants (NBA), the award recognizes Philips for openness about its supply chain responsibility, transparency regarding its own impact, its cooperation with other stakeholders, and evidence of supply chain responsibility in its strategy and sustainability programs. ‘Philips’ approach to Sustainable Supply Chain Management is an inspiring example for others’

Monika Milz, chair of the jury

Recognition by the Sustainable Purchasing Leadership Council (SPLC)

The SPLC presented the ‘Leadership Award for Supplier Engagement’ to Philips. The SPLC convenes buyers, suppliers, and public interest advocates to develop programs that simplify and standardize sustainable purchasing efforts by large organizations. Every year, the SPLC recognizes global organizations for their leadership in sustainable purchasing. In 2018, it recognized Philips’ Supplier Sustainability Performance program has driven exceptional improvements in sustainable performance across the company’s value chain. ‘The SSP approach focuses on holistic sustainability performance improvement and provides resources and training on setting goals and providing honest and accurate information’

~ Sustainable Purchasing Leadership Council

Additional progress made in 2018

Apart from the inclusion of additional suppliers annually into the award-winning SSP program, Philips is actively working to make the program more efficient and effective by forming a research consortium, together with Eindhoven University of Technology and the Jheronimus Academy of Data Science. The focus of this consortium is on applying the latest insights in data science and machine learning methods in order to make the SSP program more efficient in determining the sustainability maturity of suppliers, while also increasing the effectiveness of our supplier improvement approach.

In addition, Philips has ramped up its cross-industry engagement, advocating further adoption of the SSP approach. The program design enables various codes of conduct to be included. Through public speaking engagements and 1-on-1 conversations with cross-industry peers, Philips is making the methodology available to other companies that want to make a sustainable impact in their supply chain.

Responsible Sourcing of Minerals

The supply chains for minerals are long and complex. Philips does not source minerals directly from mines as there are typically 7+ tiers between end-user companies like Philips and the mines where the minerals are extracted. The extraction of minerals can take place in conflict-affected and high-risk regions, where mining is often informal and unregulated and carried out at artisanal small-scale mines (ASM). These ASMs are vulnerable to exploitation by armed groups and local traders. Within this context, there is an increased risk of severe human rights violations (forced labor, child labor or widespread sexual violence), unsafe working conditions or environmental concerns.

Philips addresses the complexities of the minerals supply chains through a continuous due diligence process combined with multi-stakeholder initiatives to promote the responsible sourcing of minerals.

Conflict minerals due diligence

Each year, Philips investigates its supply chain to identify smelters of tin, tantalum, tungsten and gold in its supply chain and we have committed to not purchasing raw materials, subassemblies, or supplies found to contain conflict minerals.

Philips applies collective cross-industry leverage through active engagement via the Responsible Minerals Initiative (RMI, formerly known as the Conflict Free Sourcing Initiative (CFSI)). RMI identifies smelters that can demonstrate through an independent third-party audit that the minerals they procure are conflict-free. In 2018, Philips continued to actively direct its supply chain towards these smelters.

The Philips Conflict Minerals due diligence framework, measures and outcomes are described in the Conflict Minerals Report that we file annually to the U.S. Securities and Exchange Commission (SEC). Philips has this report voluntarily audited by an independent third party. The conflict minerals report is also publicly available on Philips’ website.

Responsible Sourcing approach of Philips

Multi-stakeholder initiatives

Working together with other stakeholders to apply leverage

1. Establish strong company management systems
2. Identify and assess risks in the supply chain
3. Analyze and design a strategy
4. Independent third-party audit
5. Report on supply chain due diligence

Due diligence approach

OECD Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain

Stakeholder Dialog

Connecting supply & demand

Sharing knowledge & best practices

Supply

Demand

In-region projects for responsible mining

Supply chains for responsible sourcing

Multi-stakeholder initiatives for responsible sourcing of minerals

We believe that a multi-stakeholder collaboration in the responsible sourcing of minerals is the most viable approach for addressing the complexities of minerals value chains.

European Partnership for Responsible Minerals (EPRM)

Philips is a founding partner of EPRM and has been a strategic member since its inception in May 2016. EPRM is a multi-stakeholder partnership between governments, companies, and civil society actors working toward more sustainable minerals supply chains. The goal of EPRM is to create better social and economic conditions for mine workers and local mining communities by increasing the number of mines that adopt responsible mining practices in Conflict and High Risk Areas (CAHRAs).

EPRM is an accompanying measure to the EU Conflict Minerals Regulation dedicated to making real change ‘on the ground’. In 2018, Philips actively participated in a working group that focused on making the on-the-ground projects financially and strategically effective. From here, the call for new proposals was developed, decisions on co-funding were made and criteria for scale-up potential were created. From January 2019 onwards, Philips is also an active board member in EPRM, representing the industrials pillar and serving to advance the organization further.

IRBC Responsible Gold Agreement

In June 2017 Royal Philips signed the Responsible Gold Agreement, joining a coalition to work on improving international responsible business conduct across the gold value chain. Signees include goldsmiths, jewelers, recyclers, NGOs, electronics companies, trade unions, and the Dutch government. This partnership intends to bring about cooperation between companies, government, trade unions, and NGOs to prevent abuses within production chains.

From this partnership, Philips co-developed a project with several other parties including civil society actors, to facilitate sourcing of responsible gold from Uganda. The project is aimed specifically at artisanal and small-scale mines (ASM) and works to establish a sustainable, traceable gold supply chain with improved working conditions for miners. The approach is designed to be scaled up and serves as a potential blueprint for mines in other regions.

Responsible Mica Initiative

Mica is commonly used in pearlescent pigments for coatings and cosmetics. In the electronics sector, Mica is also used as an electrical insulator. Mica extraction is characterized by unsafe working conditions and is typically carried out by miners on a low income with a basic level of education. In order to support improvement of the labor conditions at Mica mines, Philips became an associate member of the Responsible Mica Initiative (RMI) in 2016, a cross-sector association that facilitates close collaboration between various stakeholder groups.

In addition, Philips initiated a multi-year program together with Terre des Hommes and several other organizations, aiming to drive systemic change at several Mica mines in India. The program entails a multi-pronged approach to improve the living conditions of Mica miners and their families. The aim of this project is to deliver on-the-ground education and empowerment, while enabling fairer prices and access to the market.

Circular Procurement

At Philips, we consider the transition from a linear to a circular economy to be a necessary condition for a sustainable world. Consequently, our 2020 target is to generate 15% of revenues from circular products that are optimized for parts harvesting, refurbishment, and technical and economic lifetime extension. In our operations, we effectively reduce, recycle and re-use waste as much as possible, and we aim to send zero waste to landfill by 2020.

Procurement plays a leading role in Philips’ transition towards a circular economy as it enables our circular design choices to be realized. In addition, it enables buy-back of parts with a high residual value for suppliers. Internally, Philips’ office environments increasingly incorporate circularity, facilitating circular business models for suppliers. Examples range from recycled plastics in carpets to pay-per-print copy machines, incentivizing manufacturers to increase ink efficiency and the uptime of their machines.

For more information on our Circular Economy initiatives, please refer to sub-section 13.4.1, Circular Economy, of this Annual Report.

Carbon emissions in our supply chain

Since 2003, Philips has looked at ways to improve the environmental performance of its suppliers. When it comes to climate change, we have adopted a multi-pronged approach: reducing the environmental impacts of our products, committing to carbon neutrality in our own operations, and engaging with our supply chain to reduce their carbon footprint. Through our partnership with the CDP supply chain program, Philips motivates its suppliers to disclose emissions, embed board responsibility on climate change, and actively work on reduction activities.

In 2011 we partnered with the CDP Supply Chain, through which we invite suppliers to disclose their environmental performance and carbon intensity. This year, there was a response rate of 77% (2017: 69%). From this group, 64% committed to carbon emission targets and 80% indicated there is board-level governance in place for climate change (2017: 58%). Our suppliers undertook projects in 2018 that resulted in savings on carbon emissions amounting to 40 million metric tonnes CO2, of which 4% was attributed specifically to our engagement.

Environmental Footprint China

Philips proactively supports its Chinese suppliers in reducing their environmental footprint whilst at the same time contributing to Philips’ sustainability strategy.

Achievements in 2018

  Philips’ Supplier Sustainability team provided eight training sessions on the Environment as well as on Health and Safety, which were attended by 177 suppliers

  Through our SSP engagement program, multiple suppliers improved their environmental performance on hazardous waste handling, waste water and air-treatment facilities, and fire-prevention initiatives. On average, the environmental performance of suppliers in the program showed a year-on-year improvement of 17%.

  Philips' Supplier Sustainability team monitored the environmental performance of its 2nd tier suppliers through a database from the Institute of Public & Environmental Affairs (IPE)

  Philips was ranked 19th among 306 brands (20th in 2017, 25th in 2016) on the annual IPE list

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

Circular Economy program

The Circular Economy program at Philips ran for the sixth year in 2018. It consists of five strategic pillars:

  Close loops with current products through take-back, refurbishment, and recycling
  Embed circular economy principles in product design and business models

  Collaborate with stakeholders outside Philips

  Activate and train internal employees

  Measure and monitor with proof points and metrics

Philips leverages partnerships with the Ellen MacArthur Foundation, Circle Economy Netherlands and the World Economic Forum. For example, through the leadership of our CEO and supported by the Circular Economy program, Philips teamed up with the World Economic Forum to establish a public-private platform to accelerate the circular economy (PACE), launched in Davos in January 2017. This platform gained further momentum throughout 2018 and supported projects covering diverse topics such as plastics, electronics, food and bio-economy, as well as new market models.

At Philips we see huge opportunities for businesses to provide greater value to customers through innovative service models, smart upgrade paths, or product take-back and remanufacturing programs. Philips made a commitment in January 2018 at the World Economic Forum in Davos to fully close the loop on all large medical systems equipment that becomes available to us by 2020, and we will continue to expand these practices until we have covered all professional equipment. By 'closing the loop' we mean that we will actively pursue the trade-in of equipment such as MRI, CT and Cardiovascular systems and we will take full control to ensure that all traded-in materials are repurposed in a responsible way. Philips has spearheaded the Capital Equipment Coalition, a group of nine front-running large equipment manufacturers with similar ambitions.

Circular Revenues

In 2018 the Circular Revenues KPI deployed the year before was further embedded in the internal target-setting. The Circular Revenues percentage reflects our revenues from validated circular products, services and solutions as a % of total Philips revenues. The validation is based on the following Philips circularity requirements, which might be further refined in the future:

1. Performance and Access-based models

Revenues from contracts that include the condition that Philips has individual end-of-life responsibility for the product.

2. Refurbished, Reconditioned & Remanufactured products/systems

Revenues from selling refurbished, reconditioned or remanufactured products/systems with re-used components >30% by total weight of product/system.

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

We have the ambition to generate a total of 15% of our revenues from circular propositions by 2020. This is double the rate of 7% baseline achieved in 2015. The result for 2018 is 12%. The main contributing revenue streams are as follows:

Personal Health businesses

Revenues from our B2C products that contain a large amount of recycled plastics, such as our coffeemakers and domestic appliances. Revenues from providing our home sleep and respiratory equipment as a rental option in some markets.

Diagnosis & Treatment businesses

Our Diamond Select offer of refurbished imaging systems for sale, system upgrades at customer premises to enhance performance and extend lifetime, repair and reuse of spare parts.

Connected Care & Health Informatics businesses

A number of Philips businesses based on subscription models, such as the Philips Lifeline business and others.

Closing material loops

In addition to tracking circular revenue, we are also working to achieve transparency on the material flows connected with the Philips businesses. In 2018 Philips put a total of some 257,000 tonnes of products on the market. This assessment is based on sales data combined with product-specific weights. 85% of the total product weight was delivered through our B2C businesses in Personal Health and 15% through our B2B businesses (Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses).

We can account for some 20,000 tonnes or approximately 8% of these products being collected, re-used or recycled globally. Europe has advanced collection systems in place. In these countries we have an average return rate of around 40-50%. National legislation is required to create the level playing field needed to set up efficient recycling systems beyond the EU. The main pathways and quantities for material re-use in 2018 were:

  Trade-in and return for resale as refurbished products and for spare parts harvesting (Diagnosis & Treatment and Connected Care & Health Informatics) some 2,130 tonnes, a decrease compared to 2,400 tonnes in 2017.
  Collective collection and recycling schemes in accordance with the EU Waste Electrical and Electronic Equipment (WEEE) collection schemes. These products are broken down into the main material fractions and provided to the market via our recycling partners
    800 tonnes from Diagnosis & Treatment and Connected Care & Health Informatics field returns, following the WEEE category 8 classification, indicating a slight decrease compared to the previous year (900 tonnes)
    16,000 tonnes from Personal Health, following the WEEE category 2 classification

On the demand side, the Personal Health businesses re-integrated significantly more recycled plastics in new products than the previous year, closing the material loop for some 1,840 tonnes (1,850 tonnes in 2017) of plastics due to regulatory headwinds on the import of recycled materials.

More information can be found on the circular economy website.

Biodiversity

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

After Philips participated in the development of the Natural Capital Protocol in 2015 and volunteered as a pilot company, we developed our first Environmental Profit and Loss account (EP&L) in 2017. We have updated the EP&L for 2018: please refer to Environmental performance. As can be derived from the EP&L, the environmental impact of the Philips sites is limited as they are not very energy-intensive and do not emit large quantities of high-impact substances. With our drive to become carbon-neutral in our operations, the impact of our sites will only become less. The impact of our supply chain, however, is significantly higher than our own impact. For this reason, we used the identified hot-spots in our supply chain as input for our CDP Supply Chain program. More information on this program can be found in Supplier indicators. Furthermore, our focus on Circular Economy will reduce the environmental impact of our supply chain. This impact is most significant during the use-phase of our products, which underlines the importance of our continued focus on energy efficiency improvements in our products and our lobbying efforts for more demanding industry standards, for example via COCIR. We are pleased that our 2020-2040 targets have been approved by the Science Based Targets initiative, confirming that these are in line with the 2 degrees scenario as per the Paris agreement.

Sustainable Operations

Our Sustainable Operations programs relate to improving the environmental performance of our manufacturing facilities and focus on most of the contributors to climate change, but also address water, recycling of waste and chemical substances.

Philips Group

Green operations

2018

	baseline year 2015	target 2020	2018 actual
Total CO2 from manufacturing	84 Ktonnes	0 Ktonnes	26 Ktonnes
Water	978,500 m3	10% reduction	891,000 m3
Zero waste to landfill	3.2 Ktonnes	0 Ktonnes	1.7 Ktonnes
Operational waste recycling	78%	90%	84%
Hazardous substances emissions	1,419 kilos	50% reduction	1,093 kilos
VOC emissions	169 tonnes	10% reduction	128 tonnes
Energy use in manufacturing

Total energy usage in manufacturing amounted to 3,060 terajoules in 2018, of which Personal Health accounted for about 49% and Diagnosis & Treatment 40%. Energy consumption at Philips level was comparable to 2017. Personal Health energy consumption increased by 3%, mainly driven by increased production volumes at several sites, partly offset by changes in the organization. Diagnosis & Treatment energy consumption decreased by 5% due to organizational changes, and Connected Care & Health Informatics reported 2% higher energy consumption.

Philips Group

Total energy consumption in manufacturing

in terajoules

2014 - 2018

	2014	2015	2016	2017	2018
Personal Health	1,352	1,389	1,436	1,464	1,508
Diagnosis & Treatment	1,202	1,214	1,316	1,298	1,237
Connected Care & Health Informatics	334	336	318	310	315
Philips Group	2,888	2,939	3,070	3,072	3,060
Operational carbon footprint and energy efficiency - 2018 details

Becoming carbon-neutral in our operations by 2020 is one of the key targets, and we have already reduced our operational carbon footprint very significantly during the past years (39% decrease in CO2 emissions in 2018 compared to our 2007 base year). Our carbon footprint decreased by 10% compared to 2017, resulting in a total of 766 kilotonnes CO2.

Philips Group

Operational carbon footprint

in kilotonnes CO2-equivalent

2014 - 2018

The 2018 results can be attributed to several factors:

  Accounting for 3% of our total footprint, total CO2 emissions from manufacturing decreased by 53% due to a significantly higher share of electricity from renewable sources (now at 99.8% in our manufacturing sites).
  CO2 emissions from non-industrial operations (offices, warehouses, etc.), representing 5% of total emissions, decreased by 2% in 2018 due to implemented energy efficiency projects and a higher share of electricity from renewable sources.
  Total CO2 emissions related to business travel, accounting for 18% of our carbon footprint, showed an increase of 2% compared to 2017, due to an increase in shorter-distance air travel (<4,000 km), where the emissions per km are higher compared to long-haul air travel (>4,000 km). Combined with increased DEFRA emissions factors for air travel, this led to an overall increase in business travel-related emissions of 2%.
  Overall CO2 emissions from logistics, representing 73% of the total, decreased by 9% compared to 2017. This was partly driven by a strong decrease in air freight as a result of the air freight reduction program started in 2018. Various measures have been introduced to drive down emissions from air freight, such as multi-modal shipments, a transition from air to ocean freight, a stricter air freight policy, and optimization of our warehouse locations.

Philips Group

Operational carbon footprint for logistics

2014 - 2018

	2014	2015	2016	2017	2018
Air transport	248	309	371	467	384
Road transport	91	65	67	67	70
Ocean transport	108	86	63	83	109
Philips Group	447	460	501	617	563
Carbon emissions in manufacturing

Greenhouse gas emissions from our manufacturing operations totaled 26 kilotonnes CO2-equivalent in 2018, 53% lower than in 2017. Indirect CO2 emissions represented 8% of the total, which decreased by 94% due to the increased use of electricity generated from renewable sources. Direct CO2 emissions were comparable with the previous years. Emissions from other greenhouse gases increased by 2 kilotonnes.

Philips Group

Total carbon emissions in manufacturing

in kilotonnes CO2-equivalent

2014 - 2018

	2014	2015	2016	2017	2018
Direct CO2	20	21	20	20	20
Indirect CO2	62	60	62	33	2
Other greenhouse gases	2	3	3	2	4
From glass production
Philips Group	84	84	85	55	26

Philips Group

Total carbon emissions in manufacturing per segment

in kilotonnes CO2-equivalent

2014 - 2018

	2014	2015	2016	2017	2018
Personal Health	45	49	59	36	11
Diagnosis & Treatment	31	28	22	16	11
Connected Care & Health Informatics	8	7	4	3	4
Philips Group	84	84	85	55	26

CO2 emissions in 2018 were 29 kilotonnes CO2-equivalent lower than in 2017. This was driven by the increased use of electricity generated from renewable sources in all businesses in various regions. At Personal Health, CO2 emissions decreased due to an increase in the use of electricity generated by renewable sources, but this was partially offset by operational changes. Diagnosis & Treatment decreased its CO2 emissions due to an increase in use of electricity generated by renewable sources and lower energy consumption. Connected Care & Health Informatics reported comparable CO2 emissions. In 2018, all our US operations were powered by wind energy. Additionally, our operations in the Netherlands started to receive electricity from the Bouwdokken and Krammer wind farms, clear steps towards our ambition to become carbon-neutral in our operations by 2020.

Taskforce on Climate-related Financial Disclosures (TCFD)

Our 2018 integrated financial, social and environmental report aims to follow the recommendations of the TCFD. More detailed information can be found on the Sustainability website.

Hazardous substances emissions

In the ‘Healthy people, Sustainable planet’ program, new chemical-reduction targets have been defined for the most relevant categories of substances for Philips, i.e. hazardous substance emissions and VOC (Volatile Organic Compounds) emissions. As part of the deployment of the new program, reduction targets at our industrial sites have been agreed.

Philips Group

Hazardous substances emissions

2015 - 2018

	2015	2016	2017	2018
Personal Health	789	642	670	456
Diagnosis & Treatment	604	428	743	636
Connected Care & Health Informatics	26	29	4	1
Philips Group	1,419	1,099	1,417	1,093

In 2018, emissions of hazardous substances decreased by 23%, mainly due to the phasing-out of harmful chemicals and process optimizations at a Diagnosis & Treatment site and a Personal Health site. Changes to manufacturing processes and increased production at multiple sites also had an impact on emissions. Connected Care & Health Informatics sites reduced their emissions.

VOC emissions

Philips Group

VOC emissions

in tonnes

2015 - 2018

	2015	2016	2017	2018
Personal Health	138	92	92	83
Diagnosis & Treatment	29	35	48	44
Connected Care & Health Informatics	2	2	2	2
Philips Group	169	129	142	128

VOC emissions decreased by 10% in 2018 to 128 tonnes. VOC emissions in the Personal Health businesses segment (representing 65% of total VOC emissions) decreased 10% compared to 2017, mainly driven by a newly installed chemicals emissions treatment system in China and changes to the lacquering process. These reductions were mitigated by changes in the product mix and higher volumes. VOC emissions in the Diagnosis & Treatment businesses segment decreased significantly due to changes in the organization mitigated by increased production volumes.

ISO 14001 certification

Most of the Philips manufacturing sites are certified under the umbrella certificates of the businesses. In 2018, 83% of reporting manufacturing sites were certified.

Philips Group

ISO 14001 certifications

as a % of all reporting organizations

2014 - 2018

	2014	2015	2016	2017	2018
Philips Group	73	75	78	82	83
Environmental incidents

In 2018, two environmental incidents were reported at two Diagnosis & Treatment sites. These incidents related to leakage or minor spills and were reported to the authorities where required by local legislation. Immediate actions were taken to remediate the effect. Three non-compliances were reported. In Personal Health, one was caused by exceeding the legal noise limits in the surrounding area, while another related to exceeding the limit on metal concentration in discharged wastewater. No fine was issued after the site responded and corrective action was taken. At one Diagnosis & Treatment site, one non-compliance was reported relating to waste water, resulting in a fine of EUR 1,500.

To find out about our health and safety, waste, water and emissions metrics at global, regional and market level, go to https://www.results.philips.com/#!/interactive-worldmap

Philips Group

2018

				Total waste			Emission
Market	Manufacturing sites	Total Recordable Case rate [1]	CO2 emitted (tonnes CO2)	Waste (tonnes)	Recycled (%)	Water (m3)	Hazardous substances (kg)	VOC substances (tonnes)
Africa	-	0.00	-	-	-	-	-	-
ASEAN & Pacific	1	0.04	2,861	2,042	94%	96,691	10	42
Benelux	2	0.11	5,437	5,342	76%	98,925	205	19
Central & Eastern Europe	1	0.00	537	1,135	98%	8,353	33	1
Germany, Austria & Switzerland	3	0.38	3,892	2,696	90%	47,554	545	8
France	-	0.11	-	-	-	-	-	-
Greater China	6	0.07	3,941	4,019	92%	339,058	149	23
Iberia	-	0.90	-	-	-	-	-	-
Indian Subcontinent	3	0.00	187	635	98%	26,317	36	3
Italy, Israel & Greece	3	0.61	1,100	1,136	65%	23,797	0	1
Japan	-	0.13	-	-	-	-	-	-
Latin America	3	0.35	1,077	710	92%	93,494	0	18
Middle East & Turkey	-	0.15	-	-	-	-	-	-
Nordics	-	0.57	-	-	-	-	-	-
North America	16	0.67	6,832	5,974	78%	148,863	26	10
Russia & Central Asia	-	0.00	-	-	-	-	-	-
UK & Ireland	1	0.29	218	797	83%	7,726	89	3
1 Includes manufacturing and non-manufacturing sites

Assurance report of the independent auditor

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Our opinion

We have audited the sustainability information in the accompanying annual report for the year 2018 of Koninklijke Philips N.V. (the Company) based in Eindhoven, the Netherlands. An audit is aimed at obtaining a reasonable level of assurance.

In our opinion, the sustainability information presents, in all material respects, a reliable and adequate view of:

  The policy and business operations with regard to sustainability

  The thereto related events and achievements for the year 2018 in accordance with the Sustainability Reporting Standards (option Comprehensive) of the Global Reporting Initiative (GRI) and applied supplemental reporting criteria as included in section 'Approach to sustainability reporting' of the annual report.

The sustainability information consists of 'Societal impact' and section 'Sustainability statements', of the annual report.

Basis for our opinion

We have performed our audit on the sustainability information in accordance with Dutch law, including Dutch Standard 3810N, “Assurance-opdrachten inzake maatschappelijke verslagen” (Assurance engagements relating to sustainability reports), which is a specific Dutch Standard that is based on the International Standard on Assurance Engagements (ISAE) 3000, “Assurance Engagements other than Audits or Reviews of Historical Financial Information”. Our responsibilities under this standard are further described in the Our responsibilities for the audit of the sustainability information section of our report.

We are independent of Koninklijke Philips N.V. in accordance with the EU Regulation on specific requirements regarding statutory audit of public-interest entities, the Wet toezicht accountantsorganisaties (Wta, Audit firms supervision act), the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence requirements in the Netherlands. This includes that we do not perform any activities that could result in a conflict of interest with our independent assurance engagement. Furthermore we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Reporting criteria

The sustainability information needs to be read and understood together with the reporting criteria. Koninklijke Philips N.V. is solely responsible for selecting and applying these reporting criteria, taking into account applicable law and regulations related to reporting.

The reporting criteria used for the preparation of the sustainability information are the Sustainability Reporting Standards of the GRI and the applied supplemental reporting criteria as disclosed in section 'Approach to sustainability reporting' of the annual report.

Materiality

Based on our professional judgment we determined materiality levels for each relevant part of the sustainability information and for the sustainability information as a whole. When evaluating our materiality levels, we have taken into account quantitative and qualitative considerations as well as the relevance of information for both stakeholders and the Company.

Limitations to the scope of our audit

The sustainability information includes prospective information such as ambitions, strategy, plans, expectations and estimates. Inherent to prospective information, the actual future results are uncertain. We do not provide any assurance on the assumptions and achievability of prospective information in the sustainability information.

The references to external sources or websites in the sustainability information, excluding “Methodology for calculating Lives Improved”, “Methodology for calculating Environmental Profit & Loss Account”, and “GRI content index”, are not part of the sustainability information as audited by us. We therefore do not provide assurance on this information.

Responsibilities of the Board of Management and the Supervisory Board for the sustainability information

The Board of Management is responsible for the preparation of the sustainability information in accordance with the reporting criteria as included in the section Reporting criteria, including the identification of stakeholders and the definition of material matters. The choices made by the Board of Management regarding the scope of the sustainability information and the reporting policy are summarized in section 'Approach to sustainability reporting' of the annual report.

The Board of Management is also responsible for such internal control as the Board of Management determines is necessary to enable the preparation of the sustainability information that are free from material misstatement, whether due to fraud or errors.

The Supervisory Board is responsible for overseeing the Company’s reporting process.

Our responsibilities for the audit of the sustainability information

Our responsibility is to plan and perform the audit in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all material errors and fraud.

We apply the Nadere voorschriften kwaliteitssystemen (NVKS, Regulations for Quality management systems) and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and other relevant legal and regulatory requirements.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, performed by a multi-disciplinary team, in accordance with the Dutch assurance standards, ethical requirements and independence requirements.

Our audit included amongst others:

  Performing an analysis of the external environment and obtaining an understanding of relevant social themes and issues, and the characteristics of the Company

  Evaluating the appropriateness of the reporting criteria used, their consistent application and related disclosures in the sustainability information. This includes the evaluation of the results of the stakeholders’ dialogue and the reasonableness of estimates made by the Board of Management

  Obtaining an understanding of the systems and processes for collecting, reporting and consolidating the sustainability information, including obtaining an understanding of internal control relevant to our audit, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control

  Identifying and assessing the risks that the sustainability information is misleading or unbalanced, or contains material misstatements, whether due to fraud or errors. Designing and performing further audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk that the sustainability information is misleading or unbalanced, or the risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from errors. Fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. These further audit procedures consisted amongst others of:
    Interviewing management and relevant staff at corporate and local level responsible for the sustainability strategy, policy and results

    Interviewing relevant staff responsible for providing the information for, carrying out internal control procedures on, and consolidating the data in the sustainability information

    Visits to production sites in China (Suzhou) and Brazil (Varginha) aimed at, on a local level, validating source data and evaluating the design, implementation of controls and validation procedures

    Obtaining assurance information that the sustainability information reconciles with underlying records of the Company

    Evaluating relevant internal and external documentation, on a test basis, to determine the reliability of the information in the sustainability information

    Evaluating the suitability and plausibility of the external sources used in the calculations on which the reported Lives improved and Environmental Profit & Loss Account are based

    Evaluating whether the assumptions used in the calculations, on which the reported Lives improved and Environmental Profit & Loss Account are based, are reasonable

    Performing an analytical review of the data and trends in the information submitted for consolidation at corporate level
  Reconciling the relevant financial information with the financial statements

  Evaluating the consistency of the sustainability information with the information in the annual report which is not included in the scope of our audit

  Evaluating the overall presentation, structure and content of the sustainability information

  Considering whether the sustainability information as a whole, including the disclosures, reflects the purpose of the reporting criteria used

We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant findings, including any significant findings in internal control that we identify during our audit.

Amsterdam, the Netherlands

February 26, 2019

Ernst & Young Accountants LLP

/s/ J. Niewold

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

Exhibit 4 (c)

Services contract between the Company and M.J. van Ginneken

(Incorporated by reference to Exhibit 4 (c) to the Annual Report on Form

20-F (File No. 001-05146-01) filed with the Securities and Exchange

Commission on February 20, 2018).

Exhibit 4 (d)

Agreement and Plan of Merger, by and among The Spectranetics Corporation, Philips Holding USA Inc. and Healthtech Merger Sub, Inc., dated as of June 27, 2017 (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-19711; Film No. 17940062) filed by The Spectranetics Corporation with the Securities and Exchange Commission on June 30, 2017).

Exhibit 8	List of Subsidiaries.
Exhibit 12 (a)	Certification of F.A. van Houten filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 12 (b)	Certification of A. Bhattacharya filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 13 (a)	Certification of F.A. van Houten furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 13 (b)	Certification of A. Bhattacharya furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 15 (a)	EY Consent of independent registered public accounting firm.
Exhibit 15 (b)	Description of industry terms.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KONINKLIJKE PHILIPS N.V. (Registrant)
/s/F.A. van Houten F.A. van Houten (Chief Executive Officer, Chairman of the Board of Management and the Executive Committee)	/s/A. Bhattacharya A. Bhattacharya (Chief Financial Officer, Member of the Board of Management and the Executive Committee)
Date: February 26, 2019