Form 20-F
period 2019-12-31
KONINKLIJKE PHILIPS NV
filed 2020-02-25
CIK 313216

As filed with the Securities and Exchange Commission on February 25, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OFTHE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OFTHE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ...................

For the transition period from ___________________________ to ___________________________

Commission file number 001-05146-01

KONINKLIJKE PHILIPS NV

(Exact name of Registrant as specified in its charter)

ROYAL PHILIPS

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Philips Center, Amstelplein 2, 1096 BCAmsterdam, The Netherlands

(Address of principal executive offices)

Marnix van Ginneken, Chief Legal Officer

+31 2059 77232, marnix.van.ginneken@philips.com, Philips Center, Amstelplein 2, 1096 BCAmsterdam, The Netherlands

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares - par value	PHG	New York Stock Exchange

Euro (EUR) 0.20 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Class	Outstanding at December 31, 2019
KONINKLIJKE PHILIPS NV	890,973,790 shares
Common Shares par value EUR 0.20 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

IFRS basis of presentation

The financial information included in this document is based on IFRS, as explained in Significant accounting policies, unless otherwise indicated.

References to Philips

References to the Company or company, to Philips or the (Philips) Group or group, relate to Koninklijke Philips N.V. and its subsidiaries, as the context requires. Royal Philips refers to Koninklijke Philips N.V.

Philips Lighting/Signify

References to 'Signify' in this Annual Report relate to Philips' former Lighting segment (prior to deconsolidation as from the end of November 2017 and when reported as discontinued operations), Philips Lighting N.V. (before or after such deconsolidation) or Signify N.V. (after its renaming in May 2018), as the context requires.

Dutch Financial Markets Supervision Act

This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Contents

  1Introduction
  2Forward-looking statements
  3Form 20-F cross reference table
  4Message from the CEO
  5Board of Management and Executive Committee
  6Strategy and Businesses
    6.1Innovating with purpose
    6.2How we create value
    6.3Our businesses
    6.4Our geographies
    6.5Supply chain and procurement
    6.6Quality, Regulatory Compliance and Integrity
  7Financial performance
    7.1Performance review
    7.2Critical accounting policies
    7.3Taxation
  8Societal impact
    8.1Social performance
    8.2Environmental performance
  9Risk management
    9.1Our approach to risk management
    9.2Risk factors
    9.3Strategic risks
    9.4Operational risks
    9.5Compliance risks
    9.6Financial risks
  10Supervisory Board
  11Supervisory Board report
    11.1Report of the Corporate Governance and Nomination & Selection Committee
    11.2Report of the Remuneration Committee
    11.3Report of the Audit Committee
    11.4Report of the Quality & Regulatory Committee
  12Corporate governance
    12.1Introduction
    12.2Board of Management and Executive Committee
    12.3Supervisory Board
    12.4Other Board-related matters
    12.5General Meeting of Shareholders
    12.6Risk management approach
    12.7Annual financial statements and external audit
    12.8Stichting Preferente Aandelen Philips
    12.9Investor Relations
    12.10Major shareholders
    12.11Corporate information
    12.12Additional information
  13Group financial statements
    13.1Management’s report on internal control
    13.2Report of the independent auditor
    13.3Independent auditor’s report on internal control over financial reporting
    13.4Independent auditor’s report on the consolidated financial statements
    13.5Consolidated statements of income
    13.6Consolidated statements of comprehensive income
    13.7Consolidated balance sheets
    13.8Consolidated statements of cash flows
    13.9Consolidated statements of changes in equity
    13.10Notes
  14Other information
    14.1Reconciliation of non-IFRS information
    14.2Five-year overview (condensed)
    14.3Investor information
    14.4Definitions and abbreviations
  15Exhibits

1Introduction

This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2019 of Koninklijke Philips N.V. (the 2019 Form 20-F). Reference is made to the Form 20-F cross reference table herein. Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) this introduction and the cautionary statement “forward-looking statements” on the next two pages and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. Any additional information in this document which is not referenced in the Form 20-F cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference, shall not be part of the 2019 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

IFRS based information

The audited consolidated financial statements as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, included in the 2019 Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2019 have been endorsed by the EU; consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities.

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

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full year information regarding 2019 is not yet available to Philips, market share statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

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

Documents on display

Philips’ SEC filings are publicly available through the SEC’s website at www.sec.gov. The SEC website contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Philips’ internet address is www.philips.com/investor. The contents of any websites referred to herein shall not be considered a part of or incorporated by reference into this document.

For definitions and abbreviations reference is made in Definitions and abbreviations

2 Forward-looking statements

Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, Philips is providing the following cautionary statement.

This document, including the information referred to in the Form 20-F cross reference table, contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management objectives, market trends, market standing, product volumes, business risks, the statements in Item 5 “Operating and financial review and prospects” with regards to trends in results of operations, margins overall market trends, risk management, exchange rates, the statements in Item 8 “Financial Information” relating to legal proceedings and goodwill and statements in Item 11 “Quantitative and qualitative disclosure about market risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: changes in industry or market circumstances; economic and political developments; Philips’ increasing focus on health technology; the realization of Philips’ growth ambitions and results in growth geographies; lack of control over certain joint ventures; integration of acquisitions; securing and maintaining Philips’ intellectual property rights and unauthorized use of third-party intellectual property rights; compliance with quality standards, product safety laws and good manufacturing practices; exposure to IT security breaches, IT disruptions, system changes or failures; supply chain management; ability to create new products and solutions; attracting and retaining personnel; financial impacts from Brexit; compliance with regulatory regimes, including data privacy requirements; governmental investigations and legal proceedings with regard to possible anticompetitive market practices and other matters; business conduct rules and regulations; treasury risks and other financial risks; tax risks; costs of defined-benefit pension plans and other post-retirement plans; reliability of internal controls, financial reporting and management process.

As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, reference is made to the information in Item 3D “Risk Factors”.

3Form 20-F cross reference table

Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) the Introduction and the cautionary statements concerning forward-looking statements of this report on pages 5-6, and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. The content of Philips’ websites and other websites referenced herein should not be considered to be a part of or incorporated into the 2019 Form 20-F. Any additional information which is not referenced in the Form 20-F cross reference table or the Exhibits themselves shall not be deemed to be so incorporated by reference, shall not be part of the 2019 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The table below sets out the location in this document of the information required by SEC Form 20-F. The exact location is included in the column ‘Location in this document’. The column “Page” refers to the starting page of the section for reference only (and is not intended to refer to the starting page of the specific subsection, if applicable).

Item	Form 20-F caption	Location in this document
Part 1
1	Identity of directors, senior management and advisors	Not applicable
2	Offer statistics and expected timetable	Not applicable
3	Key information
	A Selected financial data	Chapter 7.1.9 – Shareholders’ equity
Chapter 7.1.11 – Dividend - Proposed distribution
Chapter 14.2 – Five-year overview (condensed)

	B Capitalization and indebtedness	Not applicable

	C Reason for the offer and use of proceeds	Not applicable

	D Risk factors	Chapter 9.2 – Risk factors
Chapter 9.3 – Strategic risks
Chapter 9.4 – Operational risks
Chapter 9.5 – Compliance risks
Chapter 9.6 – Financial risks
4	Information on the Company
	A History and development of the company	Chapter 1 – Introduction - Documents on display
Chapter 6.3 – Our businesses - Our reporting structure in 2019
Chapter 7.1.1 – Results of operations - Discontinued operations
Chapter 7.1.3 – Restructuring and acquisition-related charges and goodwill impairment charges
Chapter 7.1.4 – Acquisitions and divestments
Chapter 7.1.5 – Changes in cash and cash equivalents, including cash flows
Chapter 12.1 – Introduction
Chapter 12.11 – Corporate information
Chapter 14.3.3 – Investor contact- How to reach us
Note 3 – Discontinued operations and assets classified as held for sale
Note 4 – Acquisitions and divestments
Note 30 – Subsequent events

	B Business Overview	Chapter 1 – Introduction - Third-party market share data
Chapter 6.1 – Innovating with purpose – Addressing our customers’ healthcare challenges
Chapter 6.3 – Our businesses - Our reporting structure in 2019
Chapter 6.3.1 – Diagnosis & Treatment businesses
Chapter 6.3.2 – Connected Care businesses
Chapter 6.3.3 – Personal Health businesses
Chapter 6.3.4 – Other
Chapter 6.4 – Our geographies - 6.4.1 and 6.4.3
Chapter 6.5.1 – Supply chain
Chapter 6.5.2 – Procurement
Chapter 6.6 – Quality, Regulatory Compliance and Integrity
Chapter 7.1 – Performance review - from 7.1.1 to 7.1.6
Chapter 9.1 – Our approach to risk management
Chapter 9.3 – Strategic risks - Last paragraph
Chapter 9.4 – Operational risks - Fourth & fifth paragraph
Chapter 9.5 – Compliance risks
Chapter 12.1 – Introduction
Chapter 14.4 – Definitions and abbreviations
Note 2 – Information by segment and main country

	C Organizational structure	Chapter 6.3 – Our businesses - Our reporting structure in 2019
Note 2 – Information by segment and main country
Note 5 – Interests in entities
Exhibit 8

	D Property, plant and equipment	Chapter 6.3.4.2 – Real estate
Note 2 – Information by segment and main country
Note 10 – Property, plant and equipment
Note 19 – Provisions - Environmental provisions
Note 24 – Contingent assets and liabilities - Contingent liabilities - Environmental remediation
4A	Unresolved staff comments	Not applicable
5	Operating and financial review and prospects
	A Operating results	Chapter 6.3.1 – Diagnosis & Treatment businesses
Chapter 6.3.2 – Connected Care businesses
Chapter 6.3.3 – Personal Health businesses
Chapter 6.3.4 – Other
Chapter 6.5.1 – Supply chain
Chapter 6.5.2 – Procurement
Chapter 7.1 – Performance review - The Year 2019
Chapter 7.1 – Performance review - from 7.1.1 to 7.1.5
Chapter 7.1.8 – Liquidity position
Chapter 7.2 – Critical accounting policies
Chapter 9.1 – Our approach to risk management
Chapter 9.3 – Strategic risks
Chapter 9.4 – Operational risks
Chapter 9.5 – Compliance risks
Chapter 9.6 – Financial risks
Chapter 14.1 – Reconciliation of non-IFRS information
Note 1 – Significant accounting policies - Foreign currencies
Note 3 – Discontinued operations and assets classified as held for sale
Note 4 – Acquisitions and divestments
Note 6 – Income from operations
Note 7 – Financial income and expenses
Note 8 – Income taxes - Deferred tax assets and liabilities
Note 11 – Goodwill
Note 12 – Intangible assets excluding goodwill
Note 20 – Post-employment benefits - Risks related to DB plans
Note 29 – Details of treasury / other financial risks

	B Liquidity and capital resources	Chapter 7.1 – Performance review - from 7.1.1 to 7.1.5, 7.1.8 and 7.1.10
Chapter 12.6 – Risk management approach - second paragraph
Note 17 – Equity
Note 18 – Debt
Note 23 – Cash flow statement supplementary information
Note 29 – Details of treasury / other financial risks

	C Research and development, patents and licenses, etc.	Chapter 6.3.4.1 – About Other
Chapter 7.1.1 – Results of operations - Research and development expenses

	D Trend information	Chapter 6.5.1 – Supply chain
Chapter 6.5.2 – Procurement
Chapter 7.1 – Performance review
Chapter 9.3 – Strategic risks- First & second paragraph

	E Off-balance sheet arrangements	Chapter 7.1.10 – Cash obligations
Note 24 – Contingent assets and liabilities
Note 29 – Details of treasury / other financial risks

	F Tabular disclosure of contractual obligations	Chapter 7.1.10 – Cash obligations

	G Safe Harbor	Chapter 2 – Forward-looking statements
6	Directors, senior management and employees

	A Directors and senior management	Chapter 5 – Board of Management and Executive Committee
Chapter 10 – Supervisory Board
Chapter 12.2 – Board of Management and Executive Committee - Introduction
Chapter 12.2 – Board of Management and Executive Committee - Appointment and composition
Chapter 12.3 – Supervisory Board - Appointment and composition

	B Compensation	Chapter 11.2 – Report of the Remuneration Committee
Note 26 – Share-based compensation
Note 27 – Information on remuneration

	C Board practices	Chapter 5 – Board of Management and Executive Committee
Chapter 10 – Supervisory Board
Chapter 11 – Supervisory Board report
Chapter 11.2 – Report of the Remuneration Committee - Contract terms for current members
Chapter 12.2 – Board of Management and Executive Committee
Chapter 12.3 – Supervisory Board
Chapter 12.7 – Annual financial statements and external audit

	D Employees	Chapter 8.1.6 – Employment
Note 6 – Income from operations - Employees

	E Share ownership	Chapter 11.2 – Report of the Remuneration Committee
Chapter 12.4 – Other Board-related matters - Remuneration and share ownership
Note 17 – Equity
Note 26 – Share-based compensation
Note 27 – Information on remuneration

7	Major shareholders and related party transactions

	A Major shareholders	Chapter 12.5 – General Meeting of Shareholders - Share capital; issue and repurchase of (rights to) shares
Chapter 12.8 – Stichting Preferente Aandelen Philips – Sixth paragraph
Chapter 12.10 – Major shareholders
Chapter 12.12 – Additional information - Major shareholders as filed with SEC
Chapter 14.3.1 – Share information

	B Related party transactions	Chapter 12.4 – Other Board-related matters - Conflicts of interest
Note 5 – Interests in entities
Note 25 – Related-party transactions
Note 27 – Information on remuneration - Supervisory Board members’ and Board of Management members’ interests in Philips shares

	C Interests of experts and counsel	Not applicable

8	Financial information

	A Consolidated statements and other financial information	Chapter 7.1.11 – Dividend - Dividend policy
Chapter 13 – Group financial statements - from 13.5 to 13.10
Chapter 13.2 – Report of the independent auditor

	B Significant changes	Note 30 – Subsequent events

9	The offer and listing

	A Offer and listing details	Chapter 14.3.1 – Share information

	B Plan of distribution	Not applicable

	C Markets	Chapter 14.3.1 – Share information

	D Selling shareholders	Not applicable

	E Dilution	Not applicable

	F Expense of the issue	Not applicable

10	Additional information

	A Share capital	Not applicable

	B Memorandum and articles of association	Chapter 12.2 – Board of Management and Executive Committee - Appointment and composition
Chapter 12.3 – Supervisory Board - Appointment and composition
Chapter 12.4 – Other Board-related matters - Conflicts of interest
Chapter 12.5 – General Meeting of Shareholders - Meetings
Chapter 12.5 – General Meeting of Shareholders - Main powers of the General Meeting of Shareholders
Chapter 12.12 – Additional information - Articles of association
Index of exhibits - Exhibit 1
Index of exhibits - Exhibit 2

	C Material contracts	Chapter 11.2 – Report of the Remuneration Committee - Services agreements
Note 26 – Share-based compensation
Note 27 – Information on remuneration

	D Exchange controls	Chapter 12.12 – Additional information- Exchange controls
Note 29 – Details of treasury / other financial risks - Liquidity risk

	E Taxation	Chapter 7.3 – Taxation

	F Dividends and paying agents	Not applicable

	G Statements by experts	Not applicable

	H Documents on display	Chapter 1 – Introduction - Documents on display

	I Subsidiary information	Not applicable

11	Quantitative and qualitative disclosure about market risk

	A Quantitative information about market risk	Note 29 – Details of treasury / other financial risks

	B Qualitative information about market risk	Note 29 – Details of treasury / other financial risks

	C Interim periods	Not applicable

	D Safe harbor	Chapter 2 – Forward-looking statements
Note 29 – Details of treasury / other financial risks

	E Small business issuers	Not applicable

12	Description of securities other than equity securities

	A Debt securities	Not applicable

	B Warranty and rights	Not applicable

	C Other securities	Not applicable

	D American depository shares	Chapter 14.3.4 – New York Registry Shares

Part 2
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures

	A Disclosure controls and procedures	Chapter 13.1.1 – Disclosure controls and procedures

	B Management Annual Report on internal control over financial reporting	Chapter 13.1 – Management’s report on internal control

	C Attestation report of the registered public accounting firm	Chapter 13.3 – Independent auditor’s report on internal control over financial reporting

	D Changes in internal control over financial reporting	Chapter 13.1.2 – Changes in internal control over financial reporting

16A	Audit Committee Financial Expert	Chapter 11.3 – Report of the Audit Committee
Chapter 12.3 – Supervisory Board
16B	Code of Ethics	Chapter 9.1 – Our approach to risk management - Philips General Business Principles, last paragraph
16C	Principal Accountant Fees and Services	Chapter 11.3 – Report of the Audit Committee
Chapter 12.7 – Annual financial statements and external audit
Note 6 – Income from operations - Audit fees
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Chapter 7.1.9 – Shareholders’ equity - Share repurchase methods for long-term incentive plans and capital reduction purposes
Chapter 12.5 – General Meeting of Shareholders - Share capital: issue and repurchase of (rights to) shares
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	Chapter 12.12 – Additional information - Significant differences in Corporate Governance Practices
16H	Mine Safety Disclosure	Not applicable

Part 3
17	Financial statements	Not applicable
18	Financial statements	Chapter 13 – Group financial statements - from 13.5 to 13.10
19	Exhibits	Index of exhibits

4Message from the CEO

"Philips continues to make progress to unlock its full potential as a leader in health technology. Our innovations are driving better health outcomes and increased healthcare productivity, while offering a better experience for consumers, patients and healthcare professionals."
Frans van Houten
CEO Royal Philips

Dear Stakeholder,

In 2019, we continued our transformation as a focused leader in health technology, pursuing our vision of making the world healthier and more sustainable through innovation. I am pleased with the resilience of our businesses as we recorded 4.5% growth while addressing significant headwinds. We made good progress against our strategic imperatives – driving customer centricity and operational excellence, focusing on quality, growing our core businesses, and pivoting to become a solutions company. Our purpose is clear, and so is our firm belief in our potential to grow and create more value, while doing so in a sustainable manner. Reflecting our confidence in the road ahead and the importance we attach to dividend stability, we propose to maintain the dividend at EUR 0.85 per share.

Innovating with purpose

Time and again, customers tell us they like our strategy and the comprehensive view we take of healthcare along the health continuum – delivering innovations for consumer health, precision diagnosis, image-guided therapy, hospital and home care, leveraging informatics and artificial intelligence. They are keen to engage with Philips for innovations that can help them deliver on the Quadruple Aim – better health outcomes, improved patient and staff experience, and lower cost of care. This is reflected in the sustained growth in the number of long-term strategic partnerships we have signed, e.g. with Inspira Health (USA) and Klinikum Stuttgart (Germany), with solutions and recurring revenues now accounting for over one third of total revenues. There is also substantial interest in how we can contribute to care outside the hospital setting – through solutions that support healthy living, prevention and home care.

Aging populations and the growing incidence of chronic disease, coupled with resource constraints, are necessitating a shift from a volume-based approach towards value-based healthcare models, including care outside of the hospital. I firmly believe that innovative health technology – a growing market with scope for margin expansion, in which Philips has strong positions – will help address these challenges, providing better outcomes and productivity gains, as well as extending access to care to those in need.

Our goal of improving the lives of 3 billion people a year by 2030, including 400 million in underserved healthcare communities, infuses our innovation drive with true purpose, as we strive to make the world healthier and more sustainable, in line with UN Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages), 12 (Ensure sustainable consumption and production patterns) and 13 (Take urgent action to combat climate change and its impacts).

Innovating with purpose in mind helps us to create more value for our customers and society – by developing truly relevant solutions. Helping people to stay healthy and prevent disease. Giving clinicians the AI-assisted tools to make precision diagnoses and deliver personalized, minimally invasive treatment. Orchestrating and delivering care outside the hospital, in lower-cost care settings. Helping people to recover, or live with chronic disease, at home in the community. All supported by a seamless flow of data enabled by connected care and health informatics solutions.

Increasingly, AI will enhance the quality and efficiency of care, providing clinical decision support, helping clinical staff to spot emerging risks, and freeing up valuable time for healthcare professionals to focus on their patients. We work with clinical partners around the world to develop AI-enabled solutions, like our IntelliSpace AI Workflow Suite, that are secure, firmly grounded in scientific research, and rigorously validated in clinical practice.

In the consumer domain too, connected personal health solutions like our Philips Sonicare Teledentistry service help people to manage their health with actionable insights, coaching, and where needed, support from care professionals.

Determined to deliver the full benefits of data-enabled care, we have significantly stepped up our activities in informatics and data science in recent years. Today, around one in two Philips R&D professionals is active in these fields, and most of our acquisitions since 2015 have been designed to strengthen our informatics capabilities.

As a purpose-led innovation company, we have made sustainability a cornerstone of the way we do business, as recognized once again in the global 2019 Dow Jones Sustainability Indices (DJSI) list. Increasingly, our customers ask us to help them tackle their sustainability challenges; we believe that, more and more, this will become a competitive differentiator. In 2019, we took another step closer to becoming carbon-neutral in our own operations by the end of 2020, with both our US and Dutch facilities now 100%-powered by renewable energy. We also issued our first Green Innovation Bond under the Philips Green & Sustainability Innovation Bond Framework developed together with Rabobank; the proceeds will be used to help finance our expenditures on green innovation, the transition to the circular economy with zero waste to landfill, and becoming carbon-neutral in our operations.

How we performed in 2019

Our financial performance in 2019 was robust, despite a profitability improvement that was below our plan. Comparable sales growth*) was well within our target bandwidth, driven by innovative products and solutions across our businesses and strong revenue increases in our growth geographies. Profitability improved, though well short of the 100 basis points of the past three years, impacted by tariff headwinds, the underperformance of Connected Care, a decline in license income, and investments in growth. We ended the year with a comparable order intake*) that grew a further 3%, on the back of strong 10% growth in 2018, and delivered a free cash flow*) of over EUR 1 billion. Last but not least, our share price rose 41% in the course of 2019 to a 19-year high, outpacing many of our key peers and reflecting investor confidence in our strategy and portfolio of innovative health technology solutions.

Our Diagnosis & Treatment businesses performed well, with improved revenue and earnings, supported by a strong flow of innovations designed to help clinicians deliver a precision diagnosis and targeted therapies. In Diagnostic Imaging we finalized the revamp of our CT and MR portfolios, including the introduction of an industry-first ‘Tube for Life’ guarantee with our Incisive CT imaging platform. In Image-Guided Therapy, 2019 saw the landmark one-millionth procedure performed with our Azurion platform. And we continued to add depth and reach to the Azurion success story, with the launch of innovations like FlexArm, for optimal visualization across the whole patient, IntraSight for seamless integration of our smart catheters in the platform, and regulatory clearance to launch Azurion in China. We are particularly pleased by the continued strong performance of our smart catheter portfolio. We also have high expectations of innovations in the areas of precision diagnosis solutions and enterprise diagnostic informatics, the latter strengthened by the recent acquisition of Carestream Health’s Healthcare Information Systems business.

Our Connected Care businesses had a challenging year, even as we retained market share. The businesses posted modest growth, though profitability decreased. The fundamentals remain solid – our Connected Care businesses have leading market positions and good scope for margin expansion. We have taken decisive actions and expect these to gradually become visible in performance in the course of 2020. In January 2020, I appointed Roy Jakobs as the new leader of the Connected Care businesses to further drive the turnaround. Several new innovations – such as the next-generation IntelliVue MX750 and MX850 patient monitors, our expanded SmartSleep solutions, the latest iteration of our IntelliSpace Enterprise Edition healthcare informatics platform, and our HealthSuite digital ecosystem – will support accelerated growth, while stronger execution will help improve value creation.

Personal Health rebounded well from a slower 2018 with higher revenue and earnings, driven largely by the performance of our Oral Healthcare and Personal Care businesses on the back of portfolio extension and increased market penetration. We are now reviewing options for future ownership of the Domestic Appliances business. Our Personal Health businesses that are focused on oral care, personal care and mother & child care will therefore continue to play an important role in our health continuum approach, through connected products and services that support people’s health and well-being.

Transforming to win

In the face of considerable geopolitical and macroeconomic uncertainty, with strong tariff headwinds, we continue to look first and foremost to improve operational excellence. We remain firmly focused on meeting our customers’ needs, while at the same time taking action to innovate compelling solutions, improve the supply chain and boost productivity.

As we step up our transformation, we continue to be guided by our three-pronged strategic roadmap: Better serve customers and improve quality; Boost growth in core business; Win with solutions along the health continuum. We are making steady progress on our commitment to quality and operational excellence, as demonstrated by improving quality indicators, customer Net Promoter Scores and lower waste. The standardization and digitalization of internal processes, levering the Philips Integrated IT landscape, is leading to higher productivity and agility. Our continued focus on boosting growth in the core has delivered market share expansion in the Diagnosis & Treatment segment in particular. Revenues from solutions, long-term contracts and service business models – including new business models, such as software-as-a-service, pay-per-user and technology managed services – now stand at over one third of sales.

Acquisitions have played an important role complementing our organic growth, and we are pleased with the performance of most of these, for example in the area of Image Guided Therapy, where we are now able to ‘innovate the procedure’ with solutions consisting of combinations of systems, smart devices, software and services, as opposed to being restricted to capital equipment only. With the planned divestiture of the Domestic Appliances business, we are completing the strategic pivot to a health technology-focused portfolio. Domestic Appliances is a strong business that has made a good contribution to Philips, but is not a strategic fit for our future as a health technology leader.

To get the best out of our people and make sure our organization is set up to deliver for our customers and realize our vision, we overhauled our operating model – the Philips Business System (PBS) – in 2019. The renewed PBS touches every aspect of our business and will make Philips a simpler, faster, customer-focused solutions company – a learning organization that aspires to the highest standards of quality in everything we do. Driving a customer-focused culture, where people take ownership and collaborate to deliver with quality, speed and agility, embracing Lean and continuous improvement, is an essential ingredient of the PBS.

Outlook 2020 and beyond

Looking ahead at 2020, we continue to see geopolitical and economic risks. We aim for 4-6% comparable sales growth*) and an Adjusted EBITA*) margin improvement of around 100 basis points, with a performance momentum that is expected to improve in the course of the year. During 2020 we will issue guidance for the next medium-term period, when we expect to continue to gradually step up growth and expand margins and cash generation as we execute our strategy.

In conclusion

I wish to thank our customers, shareholders and other stakeholders for the support they continue to give to Philips. I would also like to thank our employees for their engagement, perseverance and hard work over the past year.

Energized by our purpose, I remain confident in our ability to perform while we transform – delivering innovative, sustainable solutions that meet the needs of our customers and consumers, at the same time laying a rock-solid foundation for an even brighter future as a leader in health technology.

Frans van Houten
Chief Executive Officer

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

5Board of Management and Executive Committee

Frans van Houten
Born 1960, Dutch
Chief Executive Officer (CEO)
Chairman of the Board of Management and the Executive Committee since April 2011
For a full résumé, click here
Sophie Bechu
Born 1960, French/American
Executive Vice President
Chief Operations Officer
For a full résumé, click here
Abhijit Bhattacharya
Born 1961, Indian
Executive Vice President
Member of the Board of Management since December 2015
Chief Financial Officer
For a full résumé, click here
Rob Cascella
Born 1954, American
Executive Vice President
Chief Business Leader Precision Diagnosis and jointly responsible for Diagnosis & Treatment
For a full résumé, click here
Marnix van Ginneken
Born 1973, Dutch/American
Executive Vice President
Member of the Board of Management since November 2017
Chief Legal Officer
For a full résumé, click here
Andy Ho
Born 1961, Chinese
Executive Vice President
Chief Market Leader of Philips Greater China
For a full résumé, click here
Roy Jakobs
Born 1974, Dutch/German
Executive Vice President
Chief Business Leader Personal Health
For a full résumé, click here
Henk Siebren de Jong
Born 1964, Dutch
Executive Vice President
Chief of International Markets
For a full résumé, click here
Carla Kriwet
Born 1971, German
Executive Vice President
Chief Business Leader Connected Care
See below for 2020 Executive Committee changes
Bert van Meurs
Born 1961, Dutch
Executive Vice President
Chief Business Leader Image Guided Therapy and jointly responsible for Diagnosis & Treatment
For a full résumé, click here
Vitor Rocha
Born 1969, Brazilian/American
Executive Vice President
Chief Market Leader of Philips North America
For a full résumé, click here
Daniela Seabrook
Born 1973, Swiss
Executive Vice President
Chief Human Resources Officer
For a full résumé, click here
Jeroen Tas
Born 1959, Dutch
Executive Vice President
Chief Innovation and Strategy Officer
For a full résumé, click here

This page reflects the composition of the Executive Committee as per December 31, 2019. As announced on January 28, 2020, Roy Jakobs was appointed as the new Chief Business Leader of the Connected Care businesses (succeeding Carla Kriwet, who left the company), with Frans van Houten leading the Personal Health businesses on an interim basis (with a successor to be announced in due course). For a current overview of the Executive Committee members, see also https://www.philips.com/a-w/about/company/our-management/executive-committee.html

6Strategy and Businesses

6.1Innovating with purpose

As a company striving for leadership in health technology, we believe that innovation can improve people's health and healthcare outcomes, as well as making care more accessible and affordable. At Philips, it is our goal to improve the lives of 3 billion people a year by 2030, including 400 million in underserved healthcare communities. Guided by our vision of making the world healthier and more sustainable through innovation, it is our strategy to lead with innovative solutions in key markets along the health continuum – helping our customers deliver on the Quadruple Aim (better health outcomes, a better experience for patients and staff, lower cost of care) and helping people take better care of their health at every stage of life.

We seek to act responsibly and sustainably, leveraging our resources to maximize value creation for all stakeholders. Reflecting our commitment to UN Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages), 12 (Ensure sustainable consumption and production patterns) and 13 (Take urgent action to combat climate change and its impacts), we continue to embed sustainability deeper in the way we do business, with specific focus on access to care, circular economy and climate action.

How we see healthcare

We visualize healthcare as a continuum, since it puts people at the center and builds on the notion of care pathways. Believing that healthcare should be seamless, efficient and effective, we ‘join up the dots’ for our customers and consumers, supporting the flow of data needed to care for people in real time, wherever they are. Data and informatics will play an ever-increasing role in helping people to live healthily and cope with disease, and in enabling care providers to meet people’s needs, deliver better outcomes and improve productivity.

We see significant value in integrated healthcare, applying the power of predictive data analytics and artificial intelligence at the point of care, while at the same time improving the delivery of care across the health continuum – optimizing workflows, enhancing capacity utilization and leveraging primary and secondary prevention and population health management programs.

Addressing our customers’ healthcare challenges

For consumers, we develop connected solutions that support healthier lifestyles, prevent or treat disease, and help people to live well with chronic illness, also in the home and community settings. As well as leveraging retail trade models, we will increasingly deliver products and services direct to consumers, supporting longer-term relationships to maximize the benefit consumers can derive from our solutions.

In hospitals, we are teaming up with healthcare providers in long-term strategic partnerships to innovate and transform the way care is delivered. We listen closely to our customers’ needs and together we co-create solutions – packaged combinations of systems, smart devices, software and services, as well as consumables – that help our customers to deliver on the Quadruple Aim of value-based care.

More and more, we are partnering with our customers in new business models, no longer selling products in a transactional manner but engaging in long-term strategic partnerships, where we take co-responsibility for our customers’ key performance indicators. The combination of compelling solutions and consultative partnership contracts, including services, drives above-group-average growth rates, as well as a higher proportion of recurring revenues. We are embedding AI and data science in our propositions to unlock the value of data in the operational and clinical aspects of care processes.

With our global reach, deep clinical and technological insights and innovative strength, we are uniquely positioned in ‘the last yard’ to consumers and care providers, delivering:

  connected products and services supporting the health and well-being of people integrated modalities and clinical informatics to deliver precision diagnosis real-time guidance and smart devices for minimally invasive interventions connected products and services for chronic care.

Underpinning these, and spanning the health continuum, our connected care solutions enable us to:

  connect patients and providers for more effective, coordinated, personalized care manage population health, leveraging real-time patient data and clinical analytics.

Our key strategic imperatives and value creation objectives

Our transformation into a focused leader in health technology – shifting from products to solutions and building long-term relationships with our customers – is absolutely critical for Philips’ future. Our strategic roadmap is our guide on this multi-year journey.

Over the last four years, our strategic roadmap has proven itself through the customers we have gained and the significant value we have created.

Looking ahead at 2020, we continue to see geopolitical and economic risks. We aim for 4-6% comparable sales growth*) and an Adjusted EBITA*) margin improvement of around 100 basis points, with a performance momentum that is expected to improve in the course of the year. During 2020 we will issue guidance for the next medium-term period, when we expect to continue to gradually step up growth and expand margins and cash generation as we execute our strategy.

We will continue to deliver meaningful employment and engagement in the communities where we operate, while doing business in a sustainable manner.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

6.2How we create value

Based on the International Integrated Reporting Council framework, and with the renewed Philips Business System at the heart of our endeavors, we use six forms of capital to create value for our stakeholders in the short, medium and long term.

Capital input

The six forms of capital (resources and relationships) that Philips draws upon for its business activities; all data refer to 2019

Human

  Employees 80,495, 120 nationalities, 38% female
  Philips University 5,324 courses, 966,813 hours, 683,336 training completions
  32,650 employees in growth geographies
  Focus on Inclusion & Diversity

Intellectual

  Invested in R&D EUR 1.88 billion (Green Innovation EUR 235 million)
  Employees in R&D 12,287 across the globe including growth geographies

Financial

  Equity EUR 12.6 billion
  Net debt*) EUR 4.0 billion

Manufacturing

  Employees in production 35,640
  Manufacturing sites 35, cost of materials used EUR 5.3 billion
  Total assets EUR 27.0 billion
  Capital expenditure EUR 518 million

Natural

  Energy used in manufacturing 1,400 terajoules
  Water used 890,000 m3
  Recycled plastics in our products 1,904 tonnes
  Pledge to take back all medical equipment by 2025

Social

  Philips Foundation
  Stakeholder engagement
  Volunteering policy

Philips Business System

In 2019 we updated our operating model, the Philips Business System (PBS). With its six interconnected elements, the PBS defines how we work together effectively to achieve our company objectives.

Our strategy defines our path to sustainable value creation for customers and shareholders.

Clear governance, roles and responsibilities empower people to collaborate and act fast.

Standard processes, systems and practices enable lean and agile ways of working.

We value and develop people and teams, rewarding them for sustainable results.

We live the Philips culture, which sets standards on behaviors, quality and integrity.

Through disciplined performance management and continuous improvement we achieve our goals.

And this is where the wheel gets going. The better we perform, the more we grow, the more we can re-invest in new business opportunities, and the more value we deliver to our customers, shareholders, and other stakeholders.

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

Value outcomes

Output

The result of the application of the six forms of capital to Philips’ business activities and processes as shaped by the Philips Business System; all data refer to 2019

Human

  Employee Engagement Index 74% favorable
  Sales per employee EUR 242,027
  Safety 224 Total Recordable Cases

Intellectual

  New patent filings 1,015
  Royalties EUR 381 million
  148 design awards

Financial

  Comparable sales growth*) 4.5%
  67% Green Revenues
  Adjusted EBITA*) as a % of sales 13.2%
  Free cash flow*) EUR 1.1 billion

Manufacturing

  EUR 14.8 billion revenues from goods sold

Natural

  13% revenues from circular propositions
  Net CO2 emissions down to 266 kilotonnes
  265,000 tonnes (estimated) materials used to put products on the market
  Waste up to 26.4 kilotonnes, of which 83% recycled
  19 'zero waste to landfill' sites

Social

  Brand value USD 11.7 billion (Interbrand)
  Partnerships with UNICEF, Red Cross, Amref and Ashoka

Societal impact

Impact

The societal impact of Philips though its supply chain, its operations, and its products and solutions; all data refer to 2019

Human

  Employee benefit expenses EUR 6,307 million, Living Wage analysis completed
  Appointed 74% of our senior positions from internal sources
  24% of Leadership positions held by women

Intellectual

  Around 53% of revenues from new products and solutions introduced in the last three years
  Over 60% of sales from leadership positions

Financial

  Market capitalization EUR 38.8 billion at year-end
  Long-term credit rating A- (Fitch), Baa1 (Moody's), BBB+ (Standard & Poor's)
  Dividend EUR 775 million

Manufacturing

  95% electricity from renewable sources
  286,000 employees impacted at suppliers participating in the 'Beyond Auditing' program

Natural

  Environmental impact of Philips operations down to EUR 154 million
  First health technology company to have its CO2 reductions assessed and approved by the Science Based Targets initiative

Social

  1.64 billion Lives Improved, of which 194 million in underserved healthcare communities
  Total tax contribution EUR 3.1 billion (taxes paid)
  Income tax expense EUR 337 million; the effective income tax rate is 22%
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

6.3Our businesses

Our reporting structure in 2019

Koninklijke Philips N.V. (Royal Philips) is the parent company of the Philips Group. In 2019, the reportable segments were Diagnosis & Treatment businesses, Connected Care businesses, and Personal Health businesses, each having been responsible for the management of its business worldwide. Additionally, Philips identifies the segment Other.

Philips Group

Total sales by reportable segment

as a %

2019

6.3.1Diagnosis & Treatment businesses

Our Diagnosis & Treatment businesses are foundational to our health technology strategy, delivering on the promise of precision diagnosis and image-guided therapies. We enable our customers to realize the full potential of the Quadruple Aim – an improved patient experience, better health outcomes, an improved staff experience and lower cost of care.

We are focused on intelligent, integrated solutions (AI-enabled suites of systems, smart devices, software and services) that help healthcare providers to meet their most pressing clinical, operational and financial goals. By integrating multiple sources of information across imaging, pathology and genomics to create a comprehensive single patient view, we support clinicians to realize a precision diagnosis for each patient: disease-specific, personalized, and predictive.

Informatics is central to everything we do. In 2019, Philips expanded its Enterprise Diagnostic Informatics portfolio with the acquisition of Carestream Health’s Healthcare Information Systems business. Adding a state-of-the-art cloud-based informatics platform, our offering now includes advanced Vendor Neutral Archive solutions, diagnostic and enterprise viewers, interactive multimedia reporting, AI-enabled clinical, operational and business analytics tools, as well as tele-radiology and diagnostic patient management services.

We continue to expand the applications for image-guided therapies and improve workflow and integration in the interventional suite. In 2019, less than three years on from its launch, the one-millionth procedure was carried out on Philips' Azurion image-guided therapy platform. In 2019 we also launched Azurion in China, following clearance from the country’s National Medical Products Administration.

Our Diagnosis & Treatment businesses’ value proposition to customers is based on combining our extensive clinical experience with our broad portfolio of technologies – making us uniquely capable to provide meaningful solutions that can ultimately improve the lives of the patients we serve while lowering the cost of care delivery for our customers.

Through our various businesses, Diagnosis & Treatment is focused on growing market share and profitability by leveraging:

  industry-leading clinical applications and excellent image quality to drive growth in the core subspecialties as well as attractive adjacencies in Ultrasound our unique suite of innovative procedural solutions to support delivery of the right therapy in real-time in Image-Guided Therapy intelligent, AI-enabled applications combined with successful innovations in our systems platforms in Diagnostic Imaging enhanced offerings in oncology, cardiology and radiology, and expanding our solutions offering, which comprises systems, smart devices, software and services

In 2019, the Diagnosis & Treatment segment consisted of the following areas of business:

  Diagnostic Imaging: Magnetic Resonance Imaging (MRI), Computed Tomography (CT), Advanced Molecular Imaging, Diagnostic X-Ray, as well as integrated clinical solutions, which include radiation oncology treatment planning, disease-specific oncology solutions and X-Ray dose management
  Image-Guided Therapy: interventional X-ray systems, encompassing cardiovascular, radiology and surgery, and interventional imaging and therapy devices that include Intravascular Ultrasound (IVUS), fractional flow reserve (FFR) and instantaneous wave-free ratio (iFR), and atherectomy catheters and drug-coated balloons for the treatment of coronary artery and peripheral vascular disease
  Ultrasound: imaging products focused on diagnosis, treatment planning and guidance for cardiology, general imaging, obstetrics/gynecology, and point-of-care applications, as well as proprietary software capabilities to enable advanced diagnostics and interventions

  Enterprise Diagnostic Informatics: a suite of integrated products and services that deliver a comprehensive platform designed to connect clinical capabilities and optimize workflows around every step in the patient’s journey across a range of diagnostic (radiology, point-of-care, laboratory) and clinical (oncology, cardiology, neurology) service lines.

Diagnosis & Treatment

Total sales by business

as a %

2019

In 2019, Digital & Computational Pathology was moved out of the segment Other into Diagnosis & Treatment to enable better access to downstream capabilities. Digital & Computational Pathology digitizes diagnosis in anatomic pathology and uses Artificial Intelligence to aid detection of disease and progression to reduce inter-observer variability and improve outcomes.

Revenue is predominantly earned through the sale of products, leasing, customer services fees, recurring per-procedure fees for disposable devices, and software license fees. For certain offerings, per-study fees or outcome-based fees are earned over the contract term.

Sales channels are a mix of a direct sales force, especially in all the larger markets, third-party distributors and an online sales portal. This varies by product, market and price segment. Our sales organizations have an intimate knowledge of technologies and clinical applications, as well as the solutions necessary to solve problems for our customers.

Sales at Philips’ Diagnosis & Treatment businesses are generally higher in the second half of the year, largely due to the timing of new product availability and customer spending patterns.

At year-end 2019, Diagnosis & Treatment had around 31,000 employees worldwide.

2019 business highlights

In 2019, Philips continued to renew its Diagnostic Imaging portfolio. Its new Incisive CT imaging platform includes an industry-first ‘Tube for Life’ guarantee. The platform integrates innovations in imaging, workflow, and lifecycle management, as well as DoseWise Portal, a web-based dose monitoring solution that collects, measures, analyzes and reports patient and staff radiation exposure, helping healthcare providers with smart clinical decision-making, increased efficiency and improved experience for patients and staff.

We introduced IntraSight, which seamlessly integrates intravascular imaging and physiology applications for minimally invasive procedures. The scalable platform is based on Philips’ common software and hardware architecture. Following the acquisition of EPD Solutions in 2018, we launched the novel KODEX-EPD cardiac imaging and navigation system commercially and announced a collaboration with Medtronic to further advance the image-guided treatment of atrial fibrillation.

Further expanding our offering in mobile image-guided therapy systems for conventional operating rooms (ORs), we launched Philips Zenition, our new mobile C-arm imaging platform. Zenition is easy to move between ORs and allows hospitals to maximize performance, enhance clinical capabilities, and improve staff experience.

Philips continues to set the standard in integrated solutions for image-guided therapy with the expansion of its Azurion platform with FlexArm and the seamless integration of its smart catheters in the platform. The successful launch of Azurion in China and expansion of its smart catheter offering in Europe and Asia contributed to double-digit comparable sales growth*) for the Image-Guided Therapy business in 2019.

Philips presented the three-year results from two major Stellarex clinical studies involving approximately 600 patients, demonstrating that its Stellarex drug-coated balloon (DCB) is the only low-dose DCB with a significant treatment effect and high safety profile through three years. Both studies showed no difference in mortality compared with the current standard of care. In the US, Philips launched longer 150 mm and 200 mm versions of its Stellarex low-dose drug-coated balloons to broaden treatment options for peripheral artery disease patients.

In Ultrasound, we strengthened our leadership in our core cardiac segment by extending the advanced automation capabilities on our EPIQ CVx cardiology ultrasound platform, making exams faster and easier to conduct while improving clinician productivity. We also continued to expand into attractive adjacencies such as General Imaging and Obstetrics & Gynecology with the launch of EPIQ Elite, a premium ultrasound system that combines the latest advances in transducer innovation and enhanced performance to improve clinical confidence and the patient experience.

Philips’ Ambition 1.5T MR platform with its breakthrough fully sealed magnet continued to receive an enthusiastic reception from healthcare providers worldwide. We also marked the completion of the one-millionth patient scan accelerated with Compressed SENSE, an advanced solution that reduces MR exam times by up to 50%. Our innovations in MR combine to help increase productivity, improve the patient and staff experience, and enhance diagnostic confidence.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

6.3.2Connected Care businesses

Spanning the entire health continuum, the Connected Care businesses are tasked with improving patient outcomes, increasing efficiency and enhancing patient and caregiver satisfaction, thereby driving towards value-based care. Our solutions build on Philips’ strength in verticals (monitoring & analytics, sleep & respiratory care, and therapeutic care) and horizontals (population health management and connected care informatics) to improve clinical and economic outcomes in all care settings, within and outside the hospital.

Philips has a deep understanding of clinical care and the patient experience that, when coupled with our consultative approach, allows us to be an effective partner for transformation, both across the enterprise and at the level of the individual clinician. Philips delivers services that take the burden off hospital staff with optimized patient and data flow, predictive analytics, improved workflow, customized training and improved accessibility across our application landscape.

This requires a secure common digital platform that connects and aligns consumers, patients, payers and healthcare providers. Philips’ platforms aggregate and leverage information from clinical, personal and historical data to support care providers in delivering first-time-right diagnoses and treatment.

Philips delivers personalized insights by applying predictive analytics and artificial intelligence across our solutions. For example, we are able to support healthcare professionals caring for elderly patients living independently at home in making clinical decisions and alerting medical teams to potential issues. Our integrated and data-driven approach promotes seamless patient care, helps identify risks and needs of different groups within a population, and provides clinical decision support.

In 2019, the Connected Care segment consisted of the following areas of business:

  Monitoring & Analytics: Integrated patient monitoring systems for all price levels, wearable biosensors, advanced intelligence platforms for real-time clinical information at the patient’s bedside; patient analytics, including diagnostic ECG data management; maintenance, clinical and IT services, as well as consumables.
  Sleep & Respiratory Care: Sleep offerings span from consumer sleep solutions, including those for disease-state sleep such as obstructive sleep apnea, to end-to-end solutions that encompass consumer engagement, diagnostics, people-centric therapy, cloud-based connected propositions and care management services. Respiratory offerings include COPD care management with digital and connected solutions; Hospital Respiratory Care (HRC) provides invasive and non-invasive ventilators for acute and sub-acute hospital environments; Home Respiratory Care supports the home care environment.
  Therapeutic Care: Emergency Care & Resuscitation (ECR) solutions for both inside and outside the hospital, including cardiac resuscitation and emergency care solutions (including devices, services, and digital/data solutions); consumables across the patient monitoring and therapeutic care businesses; customer service, including clinical, IT, technical and remote customer propositions.
  Population Health Management: Data, analytics and actionable workflow products are leveraged for solutions to improve clinical and financial results and increase patient engagement, satisfaction and compliance. These solutions include: technology-enabled monitoring and intervention support outside the hospital (telehealth, remote patient monitoring, personal emergency response systems and care coordination) to improve the experience of elderly people and those living with chronic conditions; actionable programs to predict risk (including medication and care compliance, outreach, and fall prediction); cloud-based solutions for health organizations to manage population health.
  Connected Care Informatics was created in 2019 to drive cohesive informatics innovations across the health continuum. Connecting people, technology and processes, Connected Care Informatics’ capabilities include a fully integrated Electronic Medical Record (EMR) business called Tasy. Connected Care Informatics also offers an advanced eICU/Tele-ICU program, an informatics solutions business under the umbrella of IntelliSpace Enterprise Edition, Command Center solutions and integration services (Enterprise Integrated Solutions/IntelliBridge Enterprise).

Connected Care

Total sales by business

as a %

2019

In most of the Connected Care businesses, revenue is earned through the sale of products and solutions, customer services fees and software license fees. Where bundled offerings result in solutions for our customers, or offerings are based on the number of people being monitored, we see more usage-based earnings models. In Sleep & Respiratory Care, revenue is generated both through product sales and through rental models, whereby revenue is generated over time.

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

Sales at Philips’ Connected Care businesses are generally higher in the second half of the year, largely due to customer spending patterns.

At year-end 2019, the Connected Care businesses had around 15,000 employees worldwide.

2019 business highlights

Reinforcing its leadership in patient monitoring solutions, Philips introduced the next-generation IntelliVue MX750 and MX850 bedside patient monitor platforms in Europe. These feature an extensive range of measurements and analytics, as well as new cybersecurity capabilities. Moreover, Philips signed multi-year enterprise patient monitoring agreements with the Kantonsspital Frauenfeld (Switzerland) and the University Clinic of Bonn (Germany) to improve workflow and clinical outcomes in these hospitals.

Philips teamed up with US insurance company Humana to improve care for at-risk, high-cost populations. The pilot program will support independent living for high-acuity patients with congestive heart failure by providing 24/7 access to care. Philips’ remote monitoring capabilities will allow care managers to deliver timely interventions for these patients.

Philips signed a 10-year agreement with Centre Hospitalier Régional Universitaire de Nancy in France to implement Philips’ IntelliSpace Enterprise Imaging Solution. The collaboration will enable the hospital, which provides 1.2 million consultation visits and inpatient stays each year, to streamline complex medical image data management across its departments.

Philips’ solutions to treat obstructive sleep apnea, a condition that affects more than 100 million patients globally, continue to garner healthy demand, supported by the continued strong reception for DreamStation GO’s expanded portable therapy options.

Expanding its range of successful patient-centric CPAP (continuous positive airway pressure) mask designs, Philips launched DreamWisp, the first-of-its-kind over-the-nose nasal mask that allows patients with sleep apnea to sleep in any position they want. With its robust nasal cushion and top-of-the-head tube design, DreamWisp delivers a new level of comfort and freedom of movement, providing patients with the therapy option that best suits their needs.

Demonstrating the success of Philips’ telehealth solutions for critical care, US-based Health First achieved significant results by using Philips’ acute telehealth platform. Powered by Philips’ eCareManager, Health First’s VitalWatch eICU achieved a 23% reduction in overall mortality, a 49% reduction in ICU length of stay, and a 35% reduction in length of stay across its four hospitals.

Philips expanded its General Care solutions portfolio with the launch of the EarlyVue VS30 in the US. This new vital signs monitor uses automated Early Warning Scoring (EWS) to collect critical vital signs and calculate risk-based alerts that allow clinicians to identify subtle signs of patient deterioration and facilitate communication between caregivers for timely intervention and patient care.

6.3.3Personal Health businesses

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

In 2019, the Personal Health segment consisted of the following areas of business:

  Oral Healthcare: power toothbrushes, including Sonicare app; brush heads/interdental/whitening
  Mother & Child Care: infant feeding (breast pumps, baby bottles, sterilizers), digital parental solutions (Pregnancy+ and Baby+ apps)
  Personal Care: male grooming (shavers, OneBlade, groomers, trimmers), beauty (skin care, hair care, hair removal)
  Domestic Appliancesa): kitchen appliances (juicers, blenders, Airfryer, food processors), home care (vacuum cleaners, air purifiers), garment care (irons, steam generators), coffee (appliances and accessories)

Personal Health

Total sales by business

as a %

2019

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

We are leveraging connectivity to offer new business models, partnering with other players in the health ecosystem with the goal of extending opportunities for people to live healthily, prevent or manage disease. We are engaging consumers in their health journey in new and impactful ways through social media and digital innovation. For example, the Philips Sonicare app acts as a ‘virtual hub’ for personal oral healthcare, helping users to manage their complete oral care on a daily basis and share brushing data with their dental practitioners, putting personalized guidance and advice at their fingertips.

We also offer solutions that support babies and parents on every step of their journey so that they can more fully enjoy those precious early moments. Philips Pregnancy+ is a pregnancy tracker app that allows moms to follow their baby’s development with 3D fetal imagery. The app offers moms customized information at every stage of their pregnancy and enables them to share their pregnancy journey with family and professionals.

The company’s wide portfolio of connected consumer health platforms – such as our Sonicare dental solutions – leverages Philips HealthSuite, a cloud-enabled connected health ecosystem of devices, apps and digital tools that enable personalized health and continuous care.

The revenue model is mainly based on product sale at the point in time the products are delivered to the end-user or wholesalers or distributors. As with the Direct to Consumer transformation, we see good traction to further diversify the revenue model with new business models (including subscriptions and services).

The Personal Health businesses experience seasonality, with higher sales around key national and international events and holidays.

At year-end 2019, Personal Health employed around 16,000 people worldwide.

a)On January 28, 2020, Philips announced that it will review options for future ownership of the Domestic Appliances business, and start the process of creating a separate legal structure for this business.undefinedundefinedundefined

2019 business highlights

The strong performance of the Oral Healthcare business was driven by its innovative portfolio, including the mid-range Philips Sonicare ProtectiveClean toothbrush, which features pressure sensor technology that alerts users when they are applying too much pressure and automatically reduces brushing intensity, for a brushing experience that delivers healthier gums and cleaner teeth.

Further broadening its product range in oral care, Philips has rolled out its connected Philips Sonicare ExpertClean globally. The new smart power toothbrush delivers superior oral care results with its sonic technology and deep clean brushing mode.

Building on the success of Philips’ leading oral care solutions, the company rolled out the BrushSmart program in collaboration with Delta Dental of California, the largest provider of dental benefits in the US. The subscription-based program includes a discounted Sonicare toothbrush, coaching and teledentistry, and connects brushing behaviors at home with professional dental care to better understand, motivate and drive improvements in oral health.

Philips launched its new smart S7000 Shaver series globally. Designed to address skin irritation and discomfort from shaving, the company’s first connected shaver comes with a personalized solution for sensitive skin and has received highly positive user reviews.

At the 2019 IFA trade show in Berlin, Philips highlighted a range of intelligent, adaptive and personalized consumer health solutions that seamlessly integrate into people’s lives and lifestyles, empowering them to make healthier choices and fulfilling their personal needs. These included the Philips Airfryer XXL featuring Smart Sensing technology, which automatically adjusts cooking time and temperature, and the Baby+ app, which provides parents with a dedicated tool to track their baby’s growth and receive ongoing advice specific to each stage of their baby’s development.

6.3.4Other

In our external reporting on Other we report on the items Innovation & Strategy, IP Royalties, Central costs, and other small items. At year-end 2019, around 18,000 people worldwide were working in these areas.

About Other

Innovation & Strategy

The Innovation & Strategy organization includes, among others, the Chief Technology Office (CTO), Research, HealthSuite Platforms, the Chief Medical Office, Product Engineering, Experience Design, Strategy, and Sustainability. Our Innovation Hubs are in Eindhoven (Netherlands), Cambridge (USA), Bangalore (India) and Shanghai (China).

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

Innovation & Strategy actively participates in Open Innovation through relationships with academic, clinical, industrial partners and start-ups, as well as via public-private partnerships. It does so in order to improve innovation speed, effectiveness and efficiency, to capture and generate new ideas, and to leverage third-party capabilities. This may include sharing the related financial exposure and benefits.

Finally, Innovation & Strategy sets the agenda and drives continuous improvement in the Philips product and solution portfolio, the efficiency and effectiveness of innovation, the creation and adoption of (digital) platforms, and the uptake of high-impact technologies such as Data Science, Artificial Intelligence (AI) and the Internet of Things (IoT).

Chief Technology Office (CTO) and Philips Research

The Chief Technology Office orchestrates innovation strategy and choices, and drives adoption of digital architecture and platforms, as well as excellence in software, Data Science and AI, across Philips’ businesses and markets. Philips Research initiates game-changing innovations that disrupt and cross boundaries in health technology to address opportunities for better clinical and economic outcomes and support the associated transformation of Philips into a digital solutions company. CTO and Research encompass the following organizations:

  Philips Research, the co-creator and strategic partner of the Philips businesses, markets and complementary Open Innovation ecosystem participants, driving front-end innovation and clinical research at sites across the globe. The role of Research increasingly goes beyond early-stage proof-of-concept, including advanced development on the target product and digital platforms, and market-driven innovation with lead customers.
  Innovation Management, responsible for end-to-end innovation strategy and portfolio management, integrated roadmaps linking products, systems and software to solutions, New Business Creation Excellence, R&D competency management, Innovation Transformation and Performance Management and public funding programs.
  The Chief Architect Office, responsible for defining, steering and ensuring compliance and uptake of the Philips HealthSuite architecture for configurable and interoperable digital propositions, as well as modular System Architecture with the right balance between functionality allocated to hardware and software.
  The Software and System Engineering Centers of Excellence, driving adoption of industry best practices in writing and maintaining application-level software, modular and configurable system design and model-based system engineering.
  The Data Science and AI Center of Excellence, defining and deploying strategies and best practices for dealing responsibly and in a compliant way with Data Science and AI, developing common tools to facilitate the development process and co-creation with clinical partners.
Product Engineering

The Product Engineering organization is accountable for building world-class Idea to Market (I2M) capabilities and for driving excellence in product engineering across Philips worldwide. The Product Engineering organization includes the following:

  Philips Innovation Services provides hardware and embedded software development & engineering, technology consulting, and low-volume specialized manufacturing.
  I2M Excellence is a global program to improve and harmonize Philips capabilities, processes and tools.
  Technical Expert Group supports innovation and industrialization teams with technical competences and application experience in materials, physics and chemistry.
  Product Platforms build on existing engineering capabilities and best practices within Philips, covering the full life cycle from design, development and engineering to delivery, maintenance and ultimately end of service.
Philips HealthSuite

Philips HealthSuite constitutes our common digital framework that connects consumers, patients, healthcare providers, payers and partners in a hybrid cloud-based connected health ecosystem of solutions, products, systems, services and devices, positioning HealthSuite as the System of Engagement on top of hospital systems of record.

  The HealthSuite System of Engagement provides the capabilities and infrastructure for configurable solutions and ecosystems. It ensures consistency across customer touchpoints through a set of industry standards-based ecosystem federation services and APIs. It leverages our hybrid cloud infrastructure that ensures scalability and cost-effectiveness under the most comprehensive and stringent security and privacy standards.
  Philips HealthSuite is implemented in a layered approach with a Foundation Layer that provides secure hybrid cloud hosting, operations, customer support and IoT capabilities, as well as industry standards-based federated data access. The Engagement Layer leverages this foundation to optimize workflows with embedded intelligence and a seamless user experience.

Philips HealthSuite is managed and orchestrated across Innovation & Strategy and all Philips businesses. The majority of professional and consumer-oriented digital propositions offered by Philips leverage HealthSuite. A growing number of third-party companies have also adopted HealthSuite.

Innovation Hubs

To drive innovation effectiveness and efficiency, and to enable locally relevant solution creation, we have established four main Innovation Hubs for the Philips Group: Eindhoven (Netherlands), Cambridge (USA), Bangalore (India) and Shanghai (China).

  Philips Innovation Center Eindhoven is Philips’ largest cross-functional Innovation Hub worldwide, hosting the global headquarters of many of our innovation organizations as well as the management of collaboration partnerships. Many of the company’s core research programs are run from here.
  Philips Innovation Center Cambridge, MA is focused on applications of Data Science and AI in Radiology, Ultrasound, and Acute care. It is the hub for key partnerships in North America, with top engineering institutions like MIT as well as top clinical sites, and for participation in government-funded programs.
  Philips Innovation Center Bangalore hosts activities from most of our operating businesses, as well as Innovation & Strategy and IT. This is our largest software-focused site, with over 3,500 engineers. The Center also functions as the hub for market-driven innovation in surrounding geographies in Asia Pacific, Africa, and Middle East & Turkey.
  Philips Innovation Center Shanghai combines digital innovation, research and solutions development for the China market, participating in local digital ecosystems, while several of its locally relevant innovations are also finding their way globally.

Alongside the hubs, where most of the central Innovation & Strategy organization is concentrated together with selected business R&D and market innovation teams, we continue to have significant, more focused innovation capabilities integrated into key technology centers at our other global business sites.

Chief Medical Office

The Chief Medical Office is responsible for clinical innovation and strategy, hospital economics, clinical evidence and market access, as well as medical thought leadership, with a focus on healthcare governance and organization, the Quadruple Aim and value-based care. This includes engaging with stakeholders across the health continuum to extend Philips’ leadership in health technology and acting on new value-based reimbursement models that benefit the patient, health professional and care provider.

Leveraging the knowledge and expertise of the medical professional community across Philips, the Chief Medical Office includes many healthcare professionals who practice in the world’s leading health systems. Supporting the company’s objectives across the health continuum, its activities include strategic guidance built on clinical and scientific knowledge, building customer partnerships and growth opportunities, fostering peer-to-peer relationships in relevant medical communities, liaising with medical regulatory bodies, and supporting clinical and marketing evidence development.

Philips Experience Design

Philips Experience Design is the global design function for the company, ensuring that the user experiences of our innovations are meaningful, people-focused and locally relevant. Experience Design is also responsible for ensuring that the Philips brand experience is differentiating, consistently expressed, and drives customer preference.

Philips Experience Design partners with stakeholders across the organization to develop methodologies and enablers for defining value propositions, to implement data-enabled design tools and processes to create meaning from data, and to leverage Co-create methodologies. The latter facilitate exploration with customers and patients with the aim of creating solutions that are tailored specifically to the challenges facing them, as local circumstances and workflows are key ingredients in the successful implementation of solutions.

To ensure that we connect end-users along the health continuum, we create a consistent experience across all touchpoints. A key enabler for this is a consistent and differentiating design language that applies to software, hardware and services across our operating businesses. In recognition of our continued excellence, Philips received 148 design awards in 2019.

IP Royalties

Philips Intellectual Property & Standards (IP&S) proactively pursues the creation of new Intellectual Property (IP) in close co-operation with Philips’ operating businesses and Innovation & Strategy. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips’ businesses to support their growth, competitiveness and profitability.

Royal Philips’ total IP portfolio currently consists of 64,500 patent rights, 39,000 trademarks, 88,500 design rights and 3,200 domain names. Philips filed 1,015 new patents in 2019, with a strong focus on the growth areas in health technology services and solutions.

Philips earns substantial annual income from license fees and royalties. These are mostly earned on the basis of usage or fixed fees, recognized over the term of the contract or at a point in time.

Philips believes its business as a whole is not materially dependent on any particular third-party patent or license, or any particular group of third-party patents and licenses.

Central costs

We recharge the directly attributable part of the central costs to the business segments. The remaining part is accounted for as central costs, and includes the Executive Committee, Brand Management and Sustainability, as well as functional services such as IT and Real Estate.

Real estate

Philips is present in more than 70 countries globally and has its group headquarters in Amsterdam, Netherlands. Our real estate sites are spread around the globe, with key manufacturing and R&D sites in Europe, the Americas and Asia.

In 2019, we invested in three Global Business Services locations in the US, Poland and India. To attract R&D talent, we invested across the globe in prime innovation locations, such as Cambridge and Pittsburgh (USA), Tokyo, Eindhoven, Bangalore and others.

The vast majority of our locations consist of leased property, and we manage these closely to keep the overall vacancy rates of our property below 5% and to ensure the right level of space efficiency and flexibility to follow our business dynamic. The net book value of our land and buildings at December 31, 2019, represented EUR 1,510 million; construction in progress represented EUR 100 million. The increase compared with 2019 is mainly due to IFRS 16 implementation; for more information please refer to Significant accounting policies. Our current facilities are adequate to meet the requirements of our present and foreseeable future operations.

6.4Our geographies

6.4.1Our Markets

A Market consists of one or more countries operating as a single organization under a Market Leader. Our 17 Market organizations (in three market groups: North America, Greater China and International Markets) are active in more than 100 countries worldwide, working closely in an equal partnership with the various Businesses through Business-Market Combinations (BMCs).

The Markets’ core objective is to understand local market/customer needs, to develop and manage the relationship with existing and new customers, and to deliver orders and revenues and manage the market-oriented profit-and-loss account (P&L). They act as the voice of the customer in the integrated value proposition process, bring relevant products and solutions to market, and ensure local (solution) delivery and service execution, as well as managing the (integral) go-to-market approaches to our key customers and indirect channels – all with the aim of maximizing long-term customer value and gaining market share.

To take quick decisions that are locally relevant and as close to the customer as possible, our Businesses and Markets work closely together in Business-Market Combinations (BMCs) – Image Guided Therapy Systems-North America, for example. The BMC makes agreements where to compete and how to win. Businesses and Markets bear joint accountability for managing the operational end-to-end consumer and customer value chain, quality & regulatory compliance and the collaborative P&L, while leveraging the functional excellence and shared services infrastructure of the company.

6.4.2Macro-economic landscape in 2019

In 2019, world economic development slowed significantly from the level seen in 2018. According to the Economist Intelligence Unit (EIU) the aggregate real GDP growth rate of Philips’ geographies was expected to slow to an estimated 2.3% in 2019, from 3.0% in 2018, driven mainly by the trade tensions between the US and China. North America, Greater China and International Markets were all forecast to show slower GDP growth in 2019, with India, Turkey and Germany the main drivers of the slowdown in International Markets.

6.4.32019 highlights from our Market Groups

North America

In 2019, Philips North America accelerated its drive to deliver growth, customer preference, and innovative solutions across the United States and Canada. As Philips’ largest market, North America continued to expand its scope and scale with a back-office services hub in Nashville, upgraded innovation centers in Pittsburgh and Cleveland, and a new Philips Innovation Center and North America Headquarters in Cambridge (opened in January 2020).

Philips North America continues to expand consultative relationships with multiple leading health systems. At the Radiological Society of North America (RSNA) event in 2019, Philips announced a USD 50 million contract with Inspira Health to standardize patient monitoring and drive innovation in diagnostic imaging and image-guided therapies in order to enhance patient care and improve clinical workflow performance. Philips also announced a strategic 5-year partnership agreement with the Regional Medical Center (RMC) in South Carolina to deliver innovative diagnostic imaging solutions for residents of four rural counties. The partnership will help RMC to standardize its imaging platforms and better integrate workflows and information.

To improve access to care, Philips works closely with the United States Department of Defense and Veterans Affairs, to advance AI technology for early detection of infectious disease, as well as advancing adoption of telehealth.

Philips and Walgreens have engaged in a joint effort to help consumers identify the root causes of their sleep issues by integrating the SmartSleep Analyzer tool into the Walgreens Find Care™ platform, and connecting them with Philips sleep solutions available for sale on Walgreens.com.

In personal health, Philips maintains No. 1 market share in male grooming (electric) and reusable baby bottles (Philips Avent) in North America, with Philips Sonicare the most-recommended brand by US dental professionals.

Greater China

In China, Philips is benefitting from good growth, top talent and speed of execution thanks to a strong local strategy.

Driven by Philips’ innovative portfolio of diagnostic imaging, image-guided therapy and patient monitoring solutions, the company continues to win large contracts in China. For example, Philips signed an agreement with the Xi’an International Medical Group to deliver solutions to address clinical and research needs in cardiology, radiation oncology and critical care. With the Chinese health technology market dominated by transactional vendor relationships, this long-term strategic partnership demonstrates the potential to shift from a transactional market dynamic also in China, and our willingness to team up to create more value in healthcare.

In July 2019, Philips completed the design direction for Xiamen Cardiovascular Hospital, and the design concept for the hospital's main lobby, emergency department, screening areas, cath labs, ICU, CCU and general ward. The result – achieved through an iterative co-creation process – is an exceptional patient experience and an efficient operational workflow.

In the consumer domain, we also deepened our cooperation with Alibaba in 2019, to forge a new consumer-centric business model and improve the way we leverage their digital ecosystem.

International Markets

In our other markets around the world, Philips entered into many new customer partnerships, including the following:

In the UK, we entered into a 10-year strategic partnership agreement with Rutherford Diagnostics. This collaboration will utilize Philips’ innovative radiology technology and Rutherford Diagnostics’ healthcare expertise to deliver and operate advanced personalized diagnostic services through a network of community diagnostic centers across England.

In Germany, we signed a comprehensive 10-year innovation partnership agreement with Klinikum Stuttgart. The agreement covers the replacement and procurement of state-of-the-art medical technology, including diagnostic imaging and intelligent informatics solutions, together with joint development of new workflows and connected care solutions.

In Denmark, we signed an agreement to deliver 10 advanced IQon CT systems to the hospitals of the Capital Region of Copenhagen, supporting the delivery of a precision diagnosis for each patient and enabling the transition to a value-based care model.

In Russia, Philips joined strategic initiatives of the Moscow city government aimed at modernizing Moscow’s healthcare system, which serves 12 million citizens. Philips’ focus is on improving the clinical experience and medical technology innovation. To this end, we are providing strategic design and technology planning consultancy, as well as an innovative approach to managing high-tech medical infrastructure. We are also delivering clinical decision support solutions for ICU and operating room environments.

In Vietnam, we announced a seven-year partnership agreement with Hong Duc General Hospital covering a comprehensive turnkey solution for high-quality general healthcare services. Under this agreement, Philips will provide the newly built Hong Duc General Hospital II with the latest medical imaging, patient monitoring and healthcare IT solutions, as well as design, consulting and financing services.

In Indonesia, we announced the country’s first installation of the Philips IntelliSpace Critical Care and Anesthesia (ICCA) system at the Kasih Ibu Hospital in Denpasar, Bali. This represents a significant development in the digitization of patient treatment in Indonesia, with Philips’ interoperable digital technology, predictive trend analytics and smart algorithms helping to drive improved outcomes in acute care.

6.5Supply chain and procurement

6.5.1Supply chain

In recent years, Philips has made the decision to regroup its multiple – business-specific – supply chains into the Integrated Supply Chain under the leadership of the Chief Operations Officer. This encompasses supplier selection and management through procurement, manufacturing across all the industrial sites, logistics and warehousing operations, as well as demand/supply orchestration across the businesses and markets. Striving for a balanced ‘regional vs global’ approach, the Integrated Supply Chain supports our business expansion, ensuring adequate capacity and speed while leveraging our global processes, standards and capabilities. In parallel, Philips has been optimizing its industrial footprint to become more efficient and effective.

When selecting and evaluating partners, we consider not only business metrics such as cost, quality and on-time delivery performance, but also environmental, social and governance factors. We use supplier classification models to identify critical suppliers, including those supplying materials, components and services that could influence the safety and performance of our products and solutions.

Philips Group

Supplier spend analysis per region

i

n %

2019

2019
Western Europe	33%
North America	25%
Other mature geographies	7%
Total mature geographies	65%
Growth geographies	35%
Philips Group	100%

6.5.2Procurement

The foremost factor in 2019 was the increasing trade tensions and US-China import tariffs, which caused direct and indirect financial headwinds. Procurement performance was therefore still highly dependent on product concept re-engineering and sourcing strategies.

During the year, economic growth slowed in advanced and emerging economies, and geopolitics increased uncertainties. This resulted in downward pressure on raw material and component market prices. Looking ahead, we are concerned about escalating trade restrictions, political tensions and the potential impact of Brexit. Mitigation actions are not always possible and in any case costly.

Throughout 2019, Philips focused on capturing market opportunities wherever possible, as well as on continuously optimizing design and costs via various programs, including Design for Excellence (DfX) conventions and Total Cost of Ownership (TCO) programs.

6.5.3Supplier sustainability

Philips’ mission to improve people’s lives applies throughout our value chain. An important area of focus for the Integrated Supply Chain is sustainability, and we are actively working on this together with our partners, be they suppliers or energy or logistics providers. Close cooperation with our suppliers not only helps us deliver health technology innovations that improve people’s lives, it also supports new approaches that help us minimize our environmental impact and maximize the social and economic value we create.

Since 2003 we have dedicated supplier sustainability programs as part of our sustainability strategy. We have a direct business relationship with approximately 4,900 product and component suppliers and 19,000 service providers. In many cases, societal issues deeper in our supply chain require us to intervene beyond tier 1 of the chain.

We want to make a difference through sustainable supply management and responsible sourcing. This is more than simply managing compliance: it is about working together with our supply partners to have a positive and lasting impact. This is why the sustainability performance of our suppliers is fully embedded in our procurement organization and strategy.

Managing our large and complex supply chain in a socially and environmentally responsible way requires a structured and innovative approach, while being transparent and engaging with a wide variety of stakeholders. Insights gained through our 2019 stakeholder day were used as input to manage and fine-tune our supplier sustainability strategy. In 2019, our programs focused specifically on improving suppliers’ sustainability performance, responsible sourcing of minerals, and reducing the environmental footprint of our supply base.

6.6Quality, Regulatory Compliance and Integrity

Our business success depends on the quality of our products, services and solutions, and compliance with many regulations and standards on a global basis. We continue on our transformation journey to have customer-focused global processes, procedures, standards, and a quality mindset to help us maintain the highest possible level of quality in all our products.

For Philips, as a business with a significant global footprint, compliance with evolving regulations and standards, including data privacy and cybersecurity, involves increased levels of investment along with the demands of increased regulatory enforcement activity. Our business relies on the secure electronic transmission, storage and hosting of sensitive information, including personal information, protected health information, financial information, intellectual property, and other sensitive information related to our customers and workforce. For information on how Philips manages cybersecurity risk, please refer to Operational risks

Responsibility for Quality & Regulatory Compliance rests with the Chief Quality & Regulatory Officer, who reports operationally to the Chief Operations Officer and – for regulatory matters – directly to the Chief Executive Officer.

Quality

Philips is committed to delivering the highest quality products, services and solutions compliant with all applicable laws and standards. We are investing substantially in embedding quality in our organizational culture. We will continue to raise the performance bar. Quality is an integral part of the evaluation of all levels of management. With consistency of purpose, top-down accountability, standardization, leveraging continuous improvement we aim to drive greater speed in the adoption of a quality mindset throughout the enterprise.

Regulatory Compliance

Philips actively maintains Quality Systems globally that establish standards for its product design, manufacturing and distribution processes; these standards are in compliance with Food and Drug Administration (FDA)/International Organization for Standardization (ISO) requirements. Our businesses are subject to compliance with regulatory pre-marketing and quality system requirements in every market we serve, and to specific requirements of local and national regulatory authorities including the US FDA, the European Medicines Agency (EMA), the National Medical Products Administration (NMPA) in China and comparable agencies in other countries. We also must comply with the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), Energy-using Products (EuP) and Product Safety Regulations.

We have a growing portfolio of regulated products in our Personal Health and Sleep & Respiratory Care businesses. Through our growing Oral Healthcare, Mother & Child Care and beauty product portfolio, the range of applicable regulations has been extended to include requirements relating to cosmetics and, on a very small scale, pharmaceuticals.

Often, new products that we introduce are subject to a regulatory approval process (e.g. pre-market notification (the 510(k) process), or pre-market approval (PMA) for marketing of FDA regulated devices in the USA, and the CE Mark in the European Union). Failing to comply with the regulatory requirements can have significant legal and business consequences. The number and diversity of regulatory bodies in the various markets we operate in globally adds complexity and time to product introductions.

In the European Union (EU), a new Medical Device Regulation (EU MDR) was published in 2017, which will impose significant additional pre-market and post-market requirements. Since the announcement of the EU MDR, Philips has been developing a comprehensive strategic plan to ensure compliance with the MDR requirements that will come into effect in May 2020. The company has engaged in a top-to-bottom review of our full portfolio of products and solutions that fall under the mandate, and has developed a robust and detailed framework for a seamless transition by the time the Medical Device Regulation is operative. We made a one-time EU MDR investment of around EUR 50 million in 2019, in addition to ongoing compliance costs for the new regulations of around EUR 25 million per year. We believe the global regulatory environment will continue to evolve, which could impact the cost, the time needed to approve, and ultimately, our ability to maintain existing approvals or obtain future approvals for our products.

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

Under the decree, Philips has suspended the manufacture and distribution, for the US market, of external defibrillators manufactured at these facilities, subject to certain exceptions, until the FDA certifies through inspection the facilities’ compliance with the Quality System Regulation and other requirements of the decree. The decree allows Philips to continue the manufacture and distribution of certain automated external defibrillator (AED) models and Philips can continue to provide consumables and the relevant accessories, to ensure uninterrupted availability of these life-saving devices in the US. Philips continues to be able to export ECR devices under certain conditions. Philips is continuing to manufacture and distribute the devices of businesses other than ECR at these facilities.

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

Ethics & Integrity

While pursuing our business objectives, we aim to be a responsible partner in society, acting with integrity towards our employees, customers, business partners and shareholders, as well as the wider community in which we operate. The Philips General Business Principles (GBP) – part of the Philips Business System – represent the fundamental principles by which all Philips businesses and employees around the globe must abide. They set the minimum standard for business conduct, both for individual employees and for the company and our subsidiaries. More information on the Philips GBP can be found in Our approach to risk management. The results of the monitoring measures in place are given in General Business Principles.

7Financial performance

"In 2019 we increased sales to EUR 19.5 billion, with 4.5% comparable sales growth, and delivered a strong operating cash flow of EUR 2 billion, and a free cash flow of more than EUR 1 billion. Income from continuing operations amounted to EUR 1.2 billion. Adjusted EPS increased by 15% to EUR 2.02 per share. The Adjusted EBITA increased by EUR 197 million, however it was short of our plan, partly due to significant headwinds."
Abhijit Bhattacharya
CFO Royal Philips

7.1Performance review

The year 2019

  Sales rose to EUR 19.5 billion, a nominal increase of 8%, with 10% growth in the Diagnosis & Treatment businesses, 8% growth in the Connected Care businesses and 6% growth in the Personal Health businesses. On a comparable basis*) sales growth was 4.5%, with 5% growth in the Diagnosis & Treatment businesses, 5% growth in the Personal Health businesses, and 3% growth in the Connected Care businesses.
  Net income amounted to EUR 1.2 billion, an increase of EUR 76 million compared to 2018, mainly due to improvements in operational performance, lower net financial expenses and lower charges related to discontinued operations, partly offset by higher income tax expense and charges of EUR 97 million related to impairment of goodwill. Net income is not allocated to segments as certain income and expense line items are recorded on a centralized basis.
  Adjusted EBITA*) increased to EUR 2.6 billion, or 13.2% of sales, an increase of EUR 197 million, or 10 basis points as a % of sales, compared to 2018. The productivity programs delivered annual savings of approximately EUR 480 million, and included approximately EUR 166 million procurement savings, led by the Design for Excellence (DfX) program, and EUR 314 million savings from other productivity programs. While the Diagnosis & Treatment and Personal Health businesses delivered good profit expansion, the Connected Care business showed a decline of 200 basis points, primarily due to tariffs, an adverse currency impact, mix and higher material costs.
  Net cash provided by operating activities amounted to EUR 2.0 billion, an increase of EUR 251 million, mainly due to higher earnings that were partly offset by higher working capital outflows and higher tax paid, while 2018 included an outflow of EUR 130 million related to pension liability de-risking. Free cash flow*) amounted to EUR 1.1 billion compared to EUR 984 million in 2018.
  In the second quarter of 2019, Philips completed its EUR 1.5 billion share buyback program that was announced on June 28, 2017. All of the shares acquired under the program were cancelled.
  On January 29, 2019, Philips announced a new EUR 1.5 billion share buyback program for capital reduction purposes. As of the end of 2019, Philips completed 41.5% of this program.

  During 2019 Philips sold all of its remaining shares (16.5%) in Signify (formerly Philips Lighting). For further information, refer to Sell-down Signify shares (former Philips Lighting).

Coronavirus disease 2019 (COVID-19) outbreak

The impact of the coronavirus outbreak on public life and the industry in China is also affecting the demand for Philips’ consumer portfolio in the country and Philips’ global supply chain. While this is expected to have a negative impact on the financial performance of Philips in the first quarter of 2020, the company cannot quantify the magnitude and duration of such impact at this time given the fluidity of the situation.

The year 2018
  Sales rose to EUR 18.1 billion, a nominal increase of 2%, with 5% nominal growth in the Diagnosis & Treatment businesses, flat year-on-year sales in the Connected Care businesses and a 3% decline in the Personal Health businesses. On a comparable basis*) the 5% growth was driven by 7% growth in the Diagnosis & Treatment businesses, higher IP royalty income, 3% growth in the Connected Care businesses and 2% in the Personal Health businesses.
  Net income amounted to EUR 1.1 billion, a decrease of EUR 773 million compared to 2017, mainly due to the deconsolidation of Signify (formerly Philips Lighting). Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis..
  Adjusted EBITA*) totaled EUR 2.4 billion, or 13.1% of sales, an increase of EUR 213 million, or 100 basis points as a % of sales, compared to 2017. The productivity programs delivered annual savings of approximately EUR 466 million, ahead of the targeted savings of EUR 400 million, and included approximately EUR 269 million procurement savings, led by the Design for Excellence (DfX) program, and EUR 197 million savings from other productivity programs.
  Net cash provided by operating activities amounted to EUR 1.8 billion, a decrease of EUR 90 million compared to 2017, as higher earnings were offset by higher working capital outflows. Free cash flow*) amounted to EUR 984 million, which includes a EUR 176 million outflow related to pension liability de-risking and an early bond redemption.

Philips Group

Key data

in millions of EUR unless otherwise stated

2017 - 2019

	2017	2018	2019
Sales	17,780	18,121	19,482
Nominal sales growth	2.1%	1.9%	7.5%
Comparable sales growth1)	3.9%	4.7%	4.5%
Income from operations	1,517	1,719	1,644
as a % of sales	8.5%	9.5%	8.4%
Financial expenses, net	(137)	(213)	(117)
Investments in associates, net of income taxes	(4)	(2)	1
Income tax expense	(349)	(193)	(337)
Income from continuing operations	1,028	1,310	1,192
Discontinued operations, net of income taxes	843	(213)	(19)
Net income	1,870	1,097	1,173
Adjusted EBITA1)	2,153	2,366	2,563
as a % of sales	12.1%	13.1%	13.2%
Income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted	1.08	1.39	1.30
Adjusted income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted1)	1.54	1.76	2.02
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
2)Shareholders in this table refers to shareholders of Koninklijke Philips N.V.
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.1Results of operations

Philips has realigned the composition of its reporting segments effective as of January 1, 2019, for further details please refer to Significant accounting policies.

Sales

The composition of sales growth in percentage terms in 2019, compared to 2018 and 2017, is presented in the table below.

Philips Group

Sales

in millions of EUR unless otherwise stated

2017 - 2019

	2017	2018	2019
Diagnosis & Treatment businesses	7,365	7,726	8,485
Nominal sales growth (%)	2.9	4.9	9.8
Comparable sales growth (%)1)	3.4	6.6	5.5

Connected Care businesses	4,331	4,341	4,674
Nominal sales growth (%)	2.0	0.2	7.7
Comparable sales growth (%)1)	4.5	2.7	3.1

Personal Health businesses	5,685	5,524	5,854
Nominal sales growth (%)	2.4	(2.8)	6.0
Comparable sales growth (%)1)	5.4	2.3	5.0

Other	400	530	469
Philips Group	17,780	18,121	19,482
Nominal sales growth (%)	2.1	1.9	7.5
Comparable sales growth (%)1)	3.9	4.7	4.5
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Group sales amounted to EUR 19,482 million in 2019, 8% higher on a nominal basis. Adjusted for a 3.0% positive currency effect and consolidation impact, comparable sales*) were 4.5% above 2018. The positive currency effect is mainly driven by the appreciation of the US dollar against the Euro.

Group sales amounted to EUR 18,121 million in 2018, an increase of 2% on a nominal basis. Adjusted for a 2.8% negative currency effect and consolidation impact, comparable sales*) were 5% above 2017. The negative currency effect is mainly driven by the depreciation of the US dollar against the Euro.

Diagnosis & Treatment businesses

In 2019, sales amounted to EUR 8,485 million, 10% higher than in 2018 on a nominal basis. Excluding a 4.3% positive currency effect and consolidation impact, comparable sales*) increased by 5%, with double-digit growth in Image-Guided Therapy, high-single-digit growth in Ultrasound and low-single-digit growth in Diagnostic Imaging. The positive currency effect is mainly driven by the appreciation of the US dollar against the Euro.

In 2018, sales amounted to EUR 7,726 million, 5% higher than in 2017 on a nominal basis. Excluding a 1.7% negative currency effect and consolidation impact, comparable sales*) increased by 7%, with double-digit growth in Image-Guided Therapy and Ultrasound and low-single-digit growth in Diagnostic Imaging. The negative currency effect is mainly driven by the depreciation of the US dollar against the Euro.

Connected Care businesses

In 2019, sales amounted to EUR 4,674 million, 8% higher on a nominal basis compared to 2018. Excluding a 4.6% positive currency effect and consolidation impact, comparable sales*) increased by 3%, with low-single-digit growth in Sleep & Respiratory Care and Monitoring & Analytics. The positive currency effect is mainly driven by the appreciation of the US dollar against the Euro.

In 2018, sales amounted to EUR 4,341 million, compared to 2017 sales remained flat on a nominal basis. Excluding a 3% negative currency effect and consolidation impact, comparable sales*) increased by 3%, with mid-single-digit growth in Sleep & Respiratory Care while Monitoring & Analytics remained flat year-on-year. Connected Care includes a negative impact from the consent decree of a 135 basis points. The negative currency effect is mainly driven by the depreciation of the US dollar against the Euro.

Personal Health businesses

In 2019, sales amounted to EUR 5,854 million, 6% higher on a nominal basis compared to 2018. Excluding a 0.9% positive currency effect and consolidation impact, comparable sales*) were 5% higher year-on-year, driven by double-digit growth in Oral Healthcare.

In 2018, sales amounted to EUR 5,524 million, a nominal decrease of 3% compared to 2017. Excluding a 5% negative currency effect and consolidation impact, comparable sales*) were 2% higher year-on-year, with mid-single-digit growth in Oral Healthcare and low-single-digit growth in Personal Care and Domestic Appliances. The negative currency effect is mainly driven by the appreciation of the US dollar against the Euro.

Other

In 2019, sales amounted to EUR 469 million, compared to EUR 530 million in 2018. The decrease was mainly due to lower royalty income and the divestment of the Photonics business in Q1 2019.

In 2018, sales increased by EUR 130 million compared to 2017. The increase was mainly due to higher IP royalty income and revenue from innovation. Following deconsolidation at the end of November 2017, license income from Signify (formerly Philips Lighting) is reported as third-party sales.

Performance per geographic cluster

Philips Group

Sales by geographic area

in millions of EUR unless otherwise stated

2017 - 2019

	2017	2018	2019
Western Europe	3,802	3,990	4,134
North America	6,409	6,338	6,951
Other mature geographies	1,707	1,892	1,905
Total mature geographies	11,918	12,221	12,990
Nominal sales growth (%)	0.8	2.5	6.3
Comparable sales growth (%)1)	1.9	3.3	2.1
Growth geographies	5,862	5,901	6,492
Nominal sales growth (%)	4.8	0.7	10.0
Comparable sales growth (%)1)	8.0	7.6	9.6
Philips Group	17,780	18,121	19,482
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in mature geographies in 2019 were EUR 769 million higher than in 2018, or 6% higher on a nominal basis and 2% higher on comparable basis*). Sales in Western Europe were 4% higher year-on-year on a nominal basis and 2% higher on a comparable basis*), with mid-single-digit growth in the Personal Health businesses and low-single-digit growth in the Connected Care businesses, while the Diagnosis & Treatment businesses were in line with 2018. Sales in North America increased by EUR 613 million, or 10% on a nominal basis, and increased 4% on a comparable basis*), with mid-single-digit growth in the Diagnosis & Treatment businesses and low-single-digit growth in the Personal Health businesses and Connected Care businesses. Sales in other mature geographies increased by 1% on a nominal basis and declined by 3% on a comparable basis*), as lower IP royalty income offset high-single-digit growth in the Personal Health businesses, mid-single-digit growth in the Connected Care businesses and low-single-digit growth in the Diagnosis & Treatment businesses.

Sales in mature geographies in 2018 were EUR 303 million higher than in 2017, or 2% higher on a nominal basis and 3% higher on a comparable basis*). Sales in Western Europe were 5% higher year-on-year on a nominal basis and 3% higher on a comparable basis*). Comparable sales*) in Western Europe showed high-single-digit growth in the Connected Care businesses, mid-single-digit growth in the Diagnosis & Treatment businesses, and a low-single digit decline in the Personal Health businesses. Sales in North America decreased by EUR 71 million, or 1% on a nominal basis, and increased 1% on a comparable basis*). Comparable sales*) in North America showed mid-single-digit growth in the Diagnosis & Treatment businesses, a low-single-digit decline in the Connected Care businesses, and a mid-single-digit decline in the Personal Health businesses. Sales in other mature geographies increased by 11% on a nominal basis and by 14% on a comparable basis*). Comparable sales*) in other mature geographies showed high-single-digit growth in the Personal Health businesses and mid-single-digit growth in the Diagnosis & Treatment businesses and Connected Care businesses.

Sales in growth geographies in 2019 were EUR 591 million higher than in 2018, increased by 10% on both a nominal and a comparable basis*) with double-digit growth in the Diagnosis & Treatment businesses, high-single-digit growth in the Connected Care businesses and mid-single-digit growth in the Personal Health businesses. The increase was driven by double-digit growth in China.

Sales in growth geographies in 2018 were EUR 39 million higher than in 2017, an increase of 1% on a nominal basis. The increase on a comparable basis*) was 8%, with double-digit growth in the Diagnosis & Treatment businesses and high-single-digit growth in the Connected Care businesses and mid-single-digit growth in the Personal Health businesses. The increase was driven by double-digit growth in Latin America and mid-single-digit growth in China.

Diagnosis & Treatment businesses

Philips Group

Diagnosis & Treatment businesses sales

in millions of EUR unless otherwise stated

2017 - 2019

	2017	2018	2019
Western Europe	1,457	1,557	1,586
North America	2,748	2,879	3,214
Other mature geographies	769	797	851
Total mature geographies	4,974	5,232	5,651
Growth geographies	2,390	2,494	2,834
Sales	7,365	7,726	8,485
Nominal sales growth (%)	3%	5%	10%
Comparable sales growth (%)1)	3%	7%	5%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

From a geographic perspective, nominal sales in growth geographies increased by 14% in 2019, while comparable sales*) showed double-digit growth, driven by double-digit growth in China and Latin America. Sales in mature geographies increased by 8% on a nominal basis, while comparable sales*) showed low-single-digit growth, with mid-single-digit growth in North America and low-single-digit growth in other mature geographies, while Western Europe remained flat year-on-year.

From a geographic perspective, nominal sales in growth geographies increased by 4% in 2018, while comparable sales*) showed double-digit growth, driven by double-digit growth in China and Latin America. Sales in mature geographies increased by 5% on a nominal basis, while comparable sales*) showed mid-single-digit growth, with mid-single-digit growth in North America, Western Europe and other mature geographies.

Connected Care businesses

Philips Group

Connected care businesses sales

in millions of EUR unless otherwise stated

2017 - 2019

	2017	2018	2019
Western Europe	674	751	782
North America	2,540	2,448	2,624
Other mature geographies	571	580	646
Total mature geographies	3,785	3,779	4,052
Growth geographies	546	562	622
Sales	4,331	4,341	4,674
Nominal sales growth (%)	2%	0%	8%
Comparable sales growth (%)1)	5%	3%	3%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

From a geographic perspective, sales on a nominal basis increased by 11% in growth geographies in 2019 and on a comparable basis*) showed high-single-digit growth, with double-digit growth in China and mid-single-digit growth in Latin America. Sales in mature geographies decreased by 7% on a nominal basis and showed low-single-digit growth on a comparable basis*), with mid-single-digit growth in other mature geographies and low-single-digit growth in Western Europe and North America.

From a geographic perspective, sales on a nominal basis increased by 3% in growth geographies in 2018 and on a comparable basis*) showed high-single-digit growth, with double-digit growth in Latin America and mid-single-digit growth in China. Sales in mature geographies remained flat on a nominal basis and showed low-single-digit growth on a comparable basis*), with high-single-digit growth in Western Europe and mid-single-digit growth in other mature geographies, offset by a low-single-digit decline in North America.

Personal Health businesses

Philips Group

Personal Health businesses sales

in millions of EUR unless otherwise stated

2017 - 2019

	2017	2018	2019
Western Europe	1,553	1,516	1,604
North America	1,028	945	1,003
Other mature geographies	322	334	367
Total mature geographies	2,903	2,795	2,974
Growth geographies	2,781	2,730	2,880
Sales	5,685	5,524	5,854
Nominal sales growth (%)	2%	(3)%	6%
Comparable sales growth (%)1)	5%	2%	5%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in growth geographies increased 6% on a nominal basis in 2019 and on a comparable basis*) showed mid-single-digit growth, with double-digit growth in Central & Eastern Europe and mid-single-digit growth in China. Sales in mature geographies increased 6% on a nominal basis and on a comparable basis*) showed mid-single-digit growth, with high-single-digit growth in other mature geographies, mid-single-digit growth in Western Europe, and low-single-digit growth in North America.

Sales in growth geographies decreased 2% on a nominal basis in 2018 and on a comparable basis*) showed mid-single-digit growth, with double-digit growth in Central & Eastern Europe, high-single-digit growth in Latin America, and low-single-digit growth in Middle East & Turkey. Sales in mature geographies decreased 4% on a nominal basis and on a comparable basis*) showed a low-single-digit decline, with high-single-digit growth in other mature geographies, a low-single-digit decline in Western Europe and a mid-single-digit decline in North America.

Gross margin

In 2019, Philips’ gross margin increased to EUR 8,875 million compared to EUR 8,554 million in 2018, while the margin decreased to 45.6% of sales from 47.2% of sales in 2018. The year-on-year decrease in the margin was mainly driven by lower IP royalty income and tariffs. Gross margin in 2019 included EUR 191 million of restructuring, acquisition-related and other charges, whereas 2018 included EUR 107 million of restructuring, acquisition-related and other charges. 2019 also includes charges related to the Consent Decree focused on defibrillator manufacturing in the US of EUR 29 million and a provision of EUR 12 million related to legal matters. 2018 also included EUR 28 million of charges related to the Consent Decree.

In 2018, Philips’ gross margin increased to EUR 8,554 million, or 47.2% of sales, from EUR 8,181 million, or 46.0% of sales, in 2017. The year-on-year increase was mainly driven by improved operational performance in the Diagnosis & Treatment businesses and, Personal Health businesses and higher IP royalty income. Gross margin in 2017 included EUR 116 million of restructuring, acquisition-related and other charges. Gross margin in 2017 also included EUR 40 million of charges related to quality and regulatory actions, EUR 14 million of charges related to the Consent Decree and a EUR 36 million net release of legal provisions.

Selling expenses

Selling expenses amounted to EUR 4,682 million in 2019, or 24.0% of sales, compared to EUR 4,500 million, or 24.8% of sales, in 2018. Selling expenses in 2019 included EUR 158 million of restructuring, acquisition-related and other charges, compared to EUR 121 million in 2018. 2019 includes charges related to the Consent Decree of EUR 10 million and a provision of EUR 10 million related to legal matters. 2018 also included a EUR 18 million charge related to the conclusion of the European Commission investigation into retail price maintenance, and EUR 16 million related to the Consent Decree.

Selling expenses amounted to EUR 4,398 million, or 24.7% of sales, in 2017. Selling expenses in 2017 included EUR 140 million of restructuring, acquisition-related and other charges, which included EUR 9 million related to the separation of Signify (former Philips Lighting) and EUR 4 million of charges related to the Consent Decree.

General and administrative expenses

General and administrative expenses amounted to EUR 631 million, or 3.2% of sales, in 2019, compared to EUR 631 million, or 3.5% of sales, in 2018. 2019 included EUR 24 million of restructuring, acquisition-related and other charges, compared to EUR 30 million in 2018.

General and administrative expenses were EUR 577 million, or 3.2% of sales, in 2017. 2017 included EUR 41 million of restructuring, acquisition-related and other charges, which included charges of EUR 21 million related to the separation of Signify (former Philips Lighting).

Research and development expenses

Research and development costs were EUR 1,884 million, or 9,7% of sales, in 2019, compared to EUR 1,759 million, or 9.7% of sales, in 2018. Research and development costs in 2019 included EUR 151 million of restructuring, acquisition-related and other charges, compared to EUR 76 million in 2018. 2019 includes EUR 92 million related to a value adjustment of capitalized development costs. 2018 also included EUR 12 million of charges related to the Consent Decree.

Research and development costs amounted to EUR 1,764 million, or 9.9% of sales, in 2017. Research and development costs in 2017 included EUR 104 million of restructuring, acquisition-related and other charges.

Philips Group

Research and development expenses

in millions of EUR unless otherwise stated

2017 - 2019

	2017	2018	2019
Diagnosis & Treatment	765	801	928
Connected Care	433	424	465
Personal Health	304	300	302
Other	262	235	189
Philips Group	1,764	1,759	1,884
As a % of sales	9.9%	9.7%	9.7%

Net income, Income from operations (EBIT) and Adjusted EBITA*)

Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

The overview below shows Income from operations and Adjusted EBITA*) according to the 2019 segment classifications.

Philips Group

Income from operations and Adjusted EBITA 1)

in millions of EUR unless otherwise stated

2017 - 2019

	Income from operations	as a % of sales	Adjusted EBITA1)	as a % of sales
2019
Diagnosis & Treatment	660	7.8%	1,078	12.7%
Connected Care	267	5.7%	618	13.2%
Personal Health	844	14.4%	943	16.1%
Other	(127)		(76)
Philips Group	1,644	8.4%	2,563	13.2%
2018
Diagnosis & Treatment	629	8.1%	872	11.3%
Connected Care	399	9.2%	662	15.2%
Personal Health	796	14.4%	860	15.6%
Other	(105)		(28)
Philips Group	1,719	9.5%	2,366	13.1%
2017
Diagnosis & Treatment	512	7.0%	747	10.1%
Connected Care	424	9.8%	684	15.8%
Personal Health	834	14.7%	879	15.5%
Other	(252)		(157)
Philips Group	1,517	8.5%	2,153	12.1%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Net income increased by EUR 76 million compared to 2018, mainly due to improvements in operational performance, lower net financial expenses and lower charges related to discontinued operations, partly offset by higher income tax expense and charges of EUR 97 million related to impairment of goodwill.

In 2019, Income from operations amounted to EUR 1,644 million, or 8.4% of sales, a decrease of EUR 75 million year-on-year . Restructuring, acquisition-related and other charges amounted to EUR 471 million, compared to EUR 299 million in 2018. 2019 includes a gain of EUR 64 million related to a divestment, charges of EUR 99 million related to a value adjustment of capitalized development costs, a charge related to a litigation provision, charges related to the Consent Decree of EUR 44 million and a provision of EUR 22 million related to legal matters. 2018 included a gain of EUR 43 million related to a divestment. 2018 also included: EUR 56 million of charges related to the Consent Decree; EUR 18 million of the total EUR 30 million provision related to the conclusion of the European Commission investigation into retail pricing, of which the other EUR 12 million was recognized in Discontinued operations.

Adjusted EBITA*) amounted to EUR 2,563 million, or 13.2% of sales, and improved by EUR 197 million, or 10 basis points as a percentage of sales, compared to 2018, mainly due to sales growth and productivity, partly offset by lower IP royalty income, tariffs and investments.

The 2019 performance resulted in a decrease in Income from continuing operations attributable to shareholders per common share (in EUR) - diluted of 7% from EUR 1.39 in 2018 to EUR 1.30 in 2019. Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted*) increased by 15% from EUR 1.76 in 2018 to EUR 2.02 in 2019.

In 2018, net income decreased by EUR 773 million compared to 2017, mainly due to the deconsolidation of Signify.

In 2018, Income from operations increased by EUR 202 million year-on-year to EUR 1,719 million, or 9.5% of sales. Restructuring, acquisition-related and other charges amounted to EUR 366 million in 2017, which included: EUR 47 million of charges related to quality and regulatory actions; EUR 31 million of charges related to the separation of the Lighting business; EUR 26 million of provisions related to the CRT (Cathode Ray Tube) litigation in the US; EUR 22 million of charges related to portfolio rationalization measures; EUR 20 million of charges related to the Consent Decree; a EUR 59 million net gain from the sale of real estate assets; a EUR 36 million net release of legal provisions.

Adjusted EBITA*) amounted to EUR 2,366 million, or 13.1% of sales, and improved by EUR 213 million, or 100 basis points as a percentage of sales, compared to 2017. The improvement was mainly due to growth, operational improvements and higher IP royalty income.

The 2018 performance resulted in an increase of Income from continuing operations per share of 29% from EUR 1.08 in 2017 to EUR 1.39 in 2018. Adjusted income from continuing operations attributable to shareholders*) per common share increased by 14% from EUR 1.54 in 2017 to EUR 1.76 in 2018.

Diagnosis & Treatment businesses

Income from operations increased to EUR 660 million compared to EUR 629 million in 2018. The year 2019 included EUR 196 million of charges related to amortization and a goodwill impairment, compared to EUR 98 million of amortization charges in 2018. 2019 includes a charge of EUR 19 million related to an impairment of goodwill; the amortization charges mainly relate to intangible assets in Image-Guided Therapy. Restructuring, acquisition-related and other charges to improve productivity were EUR 222 million, compared to EUR 146 million in 2018. 2019 includes charges of EUR 99 million related to a value adjustment of capitalized development costs.

Adjusted EBITA*) increased by EUR 206 million to 12.7%, mainly due to sales growth and productivity, partly offset by investments and tariffs.

Income from operations in 2017 amounted to EUR 512 million, or 7.0% of sales. The year 2017 included EUR 57 million of amortization charges. These charges mainly relate to intangible assets in Image-Guided Therapy. Restructuring, acquisition-related and other charges to improve productivity were EUR 178 million in 2017, which also included the charges related to the acquisition of Spectranetics, as well as charges of EUR 22 million related to portfolio rationalization measures.

In 2018 Adjusted EBITA*) increased by EUR 125 million and the margin improved to 11.3%, mainly due to growth and operational improvements.

Connected Care businesses

Income from operations in 2019 amounted to EUR 267 million compared to EUR 399 million in 2018. The year 2019 includes EUR 219 million of charges related to amortization and a goodwill impairment, compared to EUR 140 million of amortization charges in 2018. 2019 includes a charge of EUR 78 million related to an impairment of goodwill; the amortization charges mainly relate to acquired intangible assets in Sleep & Respiratory Care and Population Health Management. Restructuring, acquisition-related and other charges amounted to EUR 131 million in 2019, compared to EUR 122 million in 2018. 2019 included EUR 44 million of charges related to the Consent Decree.

Adjusted EBITA*) decreased by EUR 44 million to 13.2%, mainly due to tariffs, an adverse currency impact, mix and higher material costs.

Income from operations amounted to EUR 424 million, or 9.8% of sales in 2017. The year 2017 included EUR 138 million of amortization charges. These charges mainly related to acquired intangible assets in Sleep & Respiratory Care and Population Health Management. Restructuring and acquisition-related charges amounted to EUR 122 million in 2017. The year 2018 included EUR 56 million of charges related to the Consent Decree. The year 2017 included EUR 47 million of charges related to quality and regulatory actions, EUR 20 million of charges related to the consent decree and a EUR 36 million net release of provisions.

In 2018 Adjusted EBITA*) decreased by EUR 22 million and the margin decreased to 15.2% of sales, mainly due to lower growth and adverse currency impacts.

Personal Health businesses

Income from operations in 2019 increased to EUR 844 million compared to EUR 796 million in 2018. The year 2019 included EUR 25 million of amortization charges, compared to EUR 31 million in 2018. These charges mainly relate to intangible assets in Mother & Child Care and Domestic Appliances . Restructuring, acquisition-related and other charges were EUR 73 million, compared to EUR 33 million in 2018. 2019 includes a provision of EUR 22 million related to legal matters.

Adjusted EBITA*) increased by EUR 83 million to 16.1%, mainly due to sales growth, a positive mix impact and productivity, partly offset by tariffs.

Income from operations in 2018 decreased by EUR 38 million, mainly due to a EUR 18 million charge related to the conclusion of the European Commission investigation into retail pricing and higher restructuring and acquisition-related charges. Income from operations amounted to EUR 834 million, or 14.7% of sales, in 2017. The year 2017 included EUR 39 million of amortization charges. These charges mainly relate to intangible assets in Domestic Appliances and Mother & Child Care. Restructuring, acquisition-related and other charges were EUR 6 million in 2017.

Adjusted EBITA*) decreased by EUR 19 million, while the margin improved to 15.6%, mainly due to operational improvements offset by adverse currency impacts.

Other

In Other we report on the items Innovation, IP Royalties, Central costs and Other.

In 2019, Income from operations totaled EUR (127) million, compared to EUR (105) million in 2018. Restructuring, acquisition-related and other charges amounted to EUR 43 million, compared to EUR 2 million in 2018. 2019 includes a gain of EUR 64 million related to a divestment and a charge related to a litigation provision, while 2018 included a gain of EUR 43 million related to a divestment.

Adjusted EBITA*) decreased by EUR 48 million, mainly due to charges related to movements in environmental provisions and other non-recurring items.

In 2017, Income from operations totaled EUR (252) million. Restructuring, acquisition-related and other charges amounted to EUR 60 million, which included: a EUR 59 million gain on the sale of real estate assets; EUR 31 million of charges related to the separation of Philips Lighting; EUR 26 million of provisions related to the CRT litigation in the US; EUR 15 million of costs related to environmental provisions; EUR 14 million of stranded costs related to the combined Lumileds and Automotive businesses.

Adjusted EBITA*) increased by EUR 129 million compared to 2017, mainly due to higher IP royalty income and revenue from innovation.

Financial income and expenses

A breakdown of Financial income and expenses is presented in the following table.

Philips Group

Financial income and expenses

in millions of EUR

2017 - 2019

	2017	2018	2019
Interest expense (net)	(182)	(157)	(169)
Sale of securities	1	6	2
Impairments	(2)	-	-
Other	46	(62)	50
Financial income and expenses	(137)	(213)	(117)

Net financial expenses decreased by EUR 96 million year-on-year, mainly due to dividend income from investments, while 2018 included financial charges of EUR 46 million related to bond redemptions. For further information, refer to Financial income and expenses.

Net interest expense in 2018 was EUR 25 million lower than in 2017, mainly due to lower interest expenses on pensions and lower interest expenses on net debt*). Other financial expenses amounted to EUR 62 million in 2018, and mainly included financial charges related to the early redemption of USD bonds of EUR 46 million. Other financial income of EUR 46 million in 2017 included dividends from Luminescence. For further information, refer to Financial income and expenses

Income taxes

Income taxes amounted to EUR 337 million. The effective income tax rate in 2019 was 22.1%, compared to 12.8% in 2018, mainly due to lower non-cash benefits from tax audit resolutions and business integration compared to 2018, partly offset by lower provisions for tax risks. For 2020, we expect our effective tax rate to be within the 24%-26% range, depending on the geographical mix of taxable income.

Income taxes amounted to EUR 193 million, compared to EUR 349 million in 2017. The effective income tax rate in 2018 was 12.8%, compared to 25.3% in 2017. The decrease was mainly due to one-time non-cash benefits from tax audit resolutions and business integrations in 2018. Net impact of the US Tax Cuts and Jobs Act was not material in 2018.

Investment in associates

Results related to investments in associates improved from a loss of EUR 2 million in 2018 to EUR 1 million in 2019.

Results related to investments in associates improved from a loss of EUR 4 million in 2017 to a loss of EUR 2 million in 2018, mainly due to a EUR 4 million impairment in 2017.

Discontinued operations

Philips Group

Discontinued operations, net of income taxes

in millions of EUR

2017 - 2019

	2017	2018	2019
Signify, formerly Philips Lighting	896	(198)
The combined Lumileds and Automotive businesses	(29)	12
Other	(24)	(27)	(19)
Net income of Discontinued operations	843	(213)	(19)

Discontinued operations in 2019 mainly include net costs related to other divestments, which were previously reported as discontinued operations.

Discontinued operations in 2018 mainly include dividends received of EUR 32 million and a EUR 218 million loss related to a value adjustment of the remaining interest in Signify.

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

For further information, refer to Discontinued operations and assets classified as held for sale

Non-controlling interests

Net income attributable to non-controlling interests decreased from EUR 7 million in 2018 to EUR 5 million in 2019.

Net income attributable to non-controlling interests decreased from EUR 214 million in 2017 to EUR 7 million in 2018, mainly due to the deconsolidation of Philips Lighting as from the end of November 2017.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.2Pensions

In 2019, the total costs of post-employment benefits amounted to EUR 56 million for defined benefit plans and EUR 346 million for defined contribution plans. These costs are reported in Income from operations, except for the net interest cost component, which is reported in Financial expense. The net interest cost for defined benefit plans was EUR 22 million in 2019.

The balance sheet position improved in 2019 from a liability of EUR 834 million to a liability of EUR 824 million, mainly due to actuarial gains in the US pension plan.

In 2018, the total costs of post-employment benefits amounted to EUR 46 million for defined benefit plans and EUR 327 million for defined contribution plans. The net interest cost for defined-benefit plans was EUR 23 million in 2018.

The balance sheet position improved in 2018 from from a liability of EUR 972 million to a liability EUR 834 million, mainly due to an additional contribution of EUR 130 million (USD 150 million) in the US.

In 2017, the total costs of post-employment benefits amounted to EUR 69 million for defined benefit plans and EUR 315 million for defined contribution plans. The net interest cost for defined benefit plans was EUR 37 million in 2017.

2017 included a settlement of the Brazil pension plans, decreasing the defined benefit obligation by EUR 345 million and recognizing a settlement loss of EUR 1 million.

For further information, refer to Post-employment benefits .

7.1.3Restructuring and acquisition-related charges and goodwill impairment charges

Philips Group

Restructuring and related charges

in millions of EUR

2017 - 2019

	2017	2018	2019
Restructuring and related charges per segment:
Diagnosis & Treatment	64	74	107
Connected Care	78	40	38
Personal Health	6	14	50
Other	63	31	54
Philips Group	211	159	249

Cost breakdown of restructuring and related charges:
Personnel lay-off costs	150	136	175
Release of provision	(37)	(37)	(34)
Transfer to Assets held for sale	(5)
Restructuring-related asset impairment	77	21	44
Other restructuring-related costs	27	39	65
Philips Group	211	159	249

In 2019, the most significant restructuring projects impacted Other and Diagnosis & Treatment and mainly took place in the Netherlands, US and Germany. The restructuring comprised mainly product portfolio rationalization and the reorganization of global support functions.

In 2018, the most significant restructuring projects impacted Diagnosis & Treatment, Connected Care and Other businesses and mainly took place in the Netherlands, Germany and the US. The restructuring mainly comprised product portfolio rationalization and the reorganization of global support functions.

In 2017, Income from operations included net restructuring charges totaling EUR 211 million. The most significant restructuring projects impacted the Connected Care businesses, Diagnosis & Treatment businesses and Other, and mainly took place in the Netherlands and the US. The restructuring mainly comprised product portfolio rationalization and the reorganization of global support functions.

For further information on restructuring, refer to Provisions.

Philips Group

Acquisition-related charges

in millions of EUR

2017 - 2019

	2017	2018	2019
Diagnosis & Treatment	92	72	42
Connected Care	13	26	26
Personal Health	-	1	1
Other	-		-
Philips Group	106	99	69

In 2019, acquisition-related charges amounted to EUR 69 million. The Diagnosis & Treatment businesses recorded EUR 42 million of acquisition-related charges, mainly related to the acquisition of Spectranetics, a US-based global leader in vascular intervention and lead management solutions

In 2018, acquisition-related charges amounted to EUR 99 million. The Diagnosis & Treatment businesses recorded EUR 72 million of acquisition-related charges, mainly related to the acquisition of Spectranetics.

In 2017, acquisition-related charges amounted to EUR 106 million. The Diagnosis & Treatment businesses recorded EUR 92 million of acquisition-related charges, mainly related to the acquisition of Spectranetics. Acquisition-related charges relating to Volcano were also included as part of the Diagnosis & Treatment businesses’ acquisition-related charges.

In addition to the annual goodwill-impairment tests for Philips, trigger-based impairment tests were performed during the years 2019, 2018 and 2017, resulting in EUR 97 million goodwill impairment, no goodwill impairment and an impairment of EUR 9 million for the respective years. The goodwill impairment recorded in 2019 relates to a lower sales outlook in the former Wellcentive business within the Connected Care business and the closure of the Neuro business within the Diagnostic & Treatment business.

For further information on the goodwill sensitivity analysis, please refer to Goodwill.

7.1.4Acquisitions and divestments

Acquisitions

In 2019, Philips completed three acquisitions, with the Healthcare Information Systems business of Carestream Health being the most notable. Acquisitions in 2019 and prior years led to acquisition and post-merger integration charges of EUR 42 million in the Diagnosis & Treatment businesses and EUR 26 million in the Connected Care businesses.

In 2018, Philips completed nine acquisitions, with EPD Solutions Ltd. (EPD) being the most notable. Acquisitions in 2018 and prior years led to acquisition and post-merger integration charges of EUR 72 million in the Diagnosis & Treatment businesses and EUR 26 million in the Connected Care businesses.

In 2017, Philips completed several acquisitions, with The Spectranetics Corporation (Spectranetics) being the largest. Spectranetics is a US-based global leader in vascular intervention and lead management solutions and is present in 11 countries. Acquisitions in 2017 and prior years led to acquisition and post-merger integration charges of EUR 92 million in the Diagnosis & Treatment businesses and EUR 13 million in the Connected Care businesses.

Divestments

Philips completed two divestments in 2019 which resulted in an aggregated cash consideration of EUR 122 million and a gain of EUR 62 million. The most notable divestment was the Photonics business in Germany.

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

7.1.5Changes in cash and cash equivalents, including cash flows

The movements in cash and cash equivalents for the years ended December 31, 2017, 2018 and 2019 are presented and explained below:

Philips Group

Condensed consolidated cash flows statements

in millions of EUR

2017 - 2019

	2017	2018	2019
Beginning cash balance	2,334	1,939	1,688
Net cash flows from operating activities	1,870	1,780	2,031
Net capital expenditures	(685)	(796)	(978)
Free cash flow1)	1,185	984	1,053
Other cash flows from investing activities	(2,514)	(690)	376
Treasury shares transactions	(414)	(948)	(1,318)
Changes in debt	(205)	160	109
Dividend paid to shareholders of the Company	(384)	(401)	(453)
Sale of shares of Signify (former Philips Lighting), net	1,060
Other cash flow items	(186)	(3)	(4)
Net cash flows discontinued operations	1,063	647	(25)
Ending cash balance	1,939	1,688	1,425
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Net cash provided by (used for) operating activities

Net cash flows provided by operating activities amount to EUR 2,031 million in 2019, compared to EUR 1,780 million in 2018. Free cash flow*) amount to EUR 1,053 million in 2019, compared to EUR 984 million in 2018.

Net cash flows provided by operating activities amounted to EUR 1,780 million in 2018, compared to EUR 1,870 million in 2017. Free cash flow*) amounted to EUR 984 million in 2018, which included a EUR 176 million outflow related to pension liability de-risking in the US and premium payments related to an early bond redemption, compared to EUR 1,185 million in 2017.

Net cash provided by (used for) investing activities

In 2019, cash flows from investing activities amount to a cash inflow of EUR 376 million, mainly due to proceeds from the sale of the remaining Signify shares amounting to EUR 549 million and net cash proceeds from divestment of businesses amounting to EUR 146 million, received mainly from divested businesses held for sale. Other investing activities mainly include acquisition of businesses (including acquisition of investments in associates) of EUR 255 million and EUR 166 million net cash used for foreign exchange derivative contracts related to activities for funding and liquidity management.

In 2018, other cash flows from investing activities amounted to a cash outflow of EUR 690 million, mainly due to acquisition of businesses (including acquisition of investments in associates) amounting to EUR 628 million. EPD was the biggest acquisition in 2018, resulting in a cash outflow of EUR 273 million, including the subsequent payments. Net cash proceeds from divestment of businesses amounted to EUR 70 million and were received mainly from divested businesses held for sale. Other investing activities mainly included EUR 177 million net cash used for foreign exchange derivative contracts related to activities for funding and liquidity management.

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

Net cash provided by (used for) financing activities

In 2019, treasury shares transactions mainly include the share buy-back activities, which result in EUR 1,318 million net cash outflow. Philips' shareholders were given EUR 775 million including costs in the form of a dividend, of which the cash portion of the dividend amounts to EUR 453 million. Changes in debt mainly includes the net proceeds from the Green Innovation Bond issued of EUR 744 million, partly offset by outflows related to bond maturity of EUR 500 million and lease payments.

In 2018, treasury shares transactions mainly included the share buy-back activities, which resulted in EUR 948 million net cash outflow. Philips’ shareholders were given EUR 738 million in the form of a dividend, of which the cash portion of the dividend amounted to EUR 401 million. Changes in debt mainly includes EUR 866 million cash outflow related to the bond redemption and EUR 990 million cash inflow from bonds issued.

In 2017, Philips’ shareholders were given EUR 742 million in the form of a dividend, of which the cash portion of the dividend amounted to EUR 384 million. Net cash proceeds from the sale of Signify shares amounted to EUR 1,060 million. Change in debt mainly includes a EUR 1.2 billion cash outflow related to the bond redemption and EUR 1 billion cash inflow from bonds issued. Additionally, net cash outflows for share buy-back and share delivery totaled EUR 414 million.

Net cash provided by (used for) discontinued operations

Philips Group

Net cash provided by (used for) discontinued operations

in millions of EUR

2017 - 2019

	2017	2018	2019
Net cash provided by (used for) operating activities	350	(15)	(11)
Net cash provided by (used for) investing activities	856	662	(14)
Net cash provided by (used for) financing activities	(144)
Net cash provided by (used for) discontinued operations	1,063	647	(25)

In 2019, net cash used for discontinued operations consists primarily of a divestment formerly reported as discontinued operations.

In 2018, net cash provided by (used for) discontinued operations amounted to EUR 647 million and mainly included a total of EUR 642 million in relation to the sale of Signify shares and the dividend received from Signify reported in investing activities.

In 2017, net cash provided by (used for) operating activities amounted to EUR 350 million and includes the period prior to the divestment of the combined Lumileds and Automotive businesses (six months of cash flows) and prior to the deconsolidation of Philips Lighting (11 months of cash flows). In 2017, net cash provided by (used for) investing activities amounted to EUR 856 million and included the net cash outflow related to the deconsolidation of Philips Lighting of EUR 175 million, (consisting of EUR 545 million proceeds from the sale of shares on November 28, 2017, offset by the deconsolidation of EUR 720 million of cash and cash equivalents), and proceeds of EUR 1.1 billion received from the sale of the combined Lumileds and Automotive businesses

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.6Financing

Condensed consolidated balance sheets for the years 2017, 2018 and 2019 are presented below:

Philips Group

Condensed consolidated balance sheets

in millions of EUR

2017 - 2019

	2017	2018	2019
Intangible assets	11,054	12,093	12,120
Property, plant and equipment	1,591	1,712	2,866
Inventories	2,353	2,674	2,773
Receivables	4,148	4,344	4,909
Assets classified as held for sale	1,356	87	13
Other assets	2,874	3,421	2,910
Payables	(4,492)	(3,957)	(3,820)
Provisions	(2,059)	(2,151)	(2,159)
Liabilities directly associated with assets held for sale	(8)	(12)	-
Other liabilities	(2,017)	(2,962)	(2,965)
Net asset employed	14,799	15,249	16,647

Cash and cash equivalents	1,939	1,688	1,425
Debt	(4,715)	(4,821)	(5,447)
Net debt1)	(2,776)	(3,132)	(4,022)
Non-controlling interests	(24)	(29)	(28)
Shareholders' equity	(11,999)	(12,088)	(12,597)
Financing	(14,799)	(15,249)	(16,647)
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.7Debt position

Total debt outstanding at the end of 2019 was EUR 5,447 million, compared with EUR 4,821 million at the end of 2018.

Philips Group

Balance sheet changes in debt

in millions of EUR

2017 - 2019

	2017	2018	2019
Additional leases under IFRS16			(1,059)
New borrowings/repayments short-term debt	4	(34)	(23)
New borrowings long-term debt	(1,115)	(1,287)	(847)
Repayments long-term debt	1,332	1,161	761
Forward contracts	(1,018)	124	706
Currency effects, consolidation changes and other	347	(70)	(170)
Transfer to liabilities classified as held for sale	1,342		6
Changes in debt	891	(105)	(626)

In 2019, total debt increased by EUR 626 million compared to 2018. Total debt at December 31, 2019 includes additional lease liabilities of EUR 1,059 million which have been recorded following the adoption of IFRS 16 lease accounting in 2019; this did not have a cash impact. New borrowings of long-term debt include the net proceeds from the issuance of the Green Innovation Bond of EUR 744 million. Repayments of long-term debt amounted to EUR 761 million, mainly due to the repayment of a EUR 500 million bond at its scheduled maturity. Changes in payment obligations from forward contracts are mainly related to maturing forward contracts for the completed 2017 share buyback program and the share repurchase program announced in November 2018. These payment obligations are recorded as financial liabilities under long-term and short-term debt. Other changes, mainly resulting from currency effects, led to an increase of EUR 170 million.

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

At the end of 2019, long-term debt as a proportion of the total debt stood at 91% with an average remaining term (including current portion) of 8.0 years, compared to 71% and 7.9 years respectively at the end of 2018.

Total debt outstanding at the end of 2018 was EUR 4,821 million, compared with EUR 4,715 million at the end of 2017, an increase of EUR 105 million.

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

For further information, please refer to Debt.

7.1.8Liquidity position

As of December 31, 2019, including the cash position (cash and cash equivalents), as well as its EUR 1 billion committed revolving credit facility, the Philips Group had access to available liquidity of EUR 2,425 million, versus gross debt (including short and long-term) of EUR 5,447 million.

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

Philips Group

Liquidity position

in millions of EUR

2017 - 2019

	2017	2018	2019
Cash and cash equivalents	1,939	1,688	1,425
Committed revolving credit facilities/CP program	1,000	1,000	1,000
Liquidity	2,939	2,688	2,425
Listed equity investments at fair value	49	476	15
Short-term debt	(672)	(1,394)	(508)
Long-term debt	(4,044)	(3,427)	(4,939)
Net available liquidity resources	(1,728)	(1,656)	(3,007)

Philips has a EUR 1 billion committed revolving credit facility which was signed in April 2017 and will expire in April 2024. The facility can be used for general group purposes, such as a backstop of its Commercial Paper Program.

The Commercial Paper Program amounts to USD 2.5 billion, under which Philips can issue commercial paper up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. Philips issued and repaid commercial paper in 2019. As of December 31, 2019, Philips did not have any loans outstanding under these facilities.

Additionally, at December 31, 2019 Philips held EUR 15 million of listed (level 1) equity investments at fair value in common shares of companies in various industries. Refer to Other financial assets and Fair value of financial assets and liabilities.

Royal Philips’ existing long-term debt is rated A- (with stable outlook) by Fitch, Baa1 (with stable outlook) by Moody’s, and BBB+ (with stable outlook) by Standard & Poor’s. As part of our capital allocation policy, our net debt*) position is managed with the intention of retaining a strong investment grade credit rating. Ratings are subject to change at any time and there is no assurance that Philips will be able to achieve this goal. The Group’s aim when managing the net debt*) position is dividend stability and a pay-out ratio of 40% to 50% of adjusted income from continuing operations attributable to shareholders*). Royal Philips’ outstanding long-term debt and credit facilities do not contain financial covenants. Adverse changes in the Company’s ratings will not trigger automatic withdrawal of committed credit facilities nor any acceleration in the outstanding long-term debt (provided that the USD-denominated bonds issued by the Company in March 2008 and 2012 contain a ‘Change of Control Triggering Event’ and the EUR-denominated bonds contain a ‘Change of Control Put Event’). A description of Philips’ credit facilities can be found in Debt.

Philips Group

Credit rating summary

2019

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

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.9Shareholders’ equity

Shareholders’ equity increased by EUR 509 million in 2019 to EUR 12,597 million at December 31, 2019. The increase was mainly due to net results of EUR 1,173 million, the positive impact of currency translation differences of EUR 239 million, net fair value increases of financial assets of EUR 82 million and the impact of the accounting for share-based compensation plans, including the effect of related hedging transactions through forward contracts and share call options (in aggregate EUR 112 million). This was mainly offset by acquired shares because of settlements of earlier concluded forward transactions of EUR 706 million, share repurchases made in the open market of EUR 621 million and dividend payments to shareholders of Koninklijke Philips N.V. of EUR 453 million (including tax and service charges).

Shareholders’ equity increased by EUR 89 million in 2018 to EUR 12,088 million at December 31, 2018. The increase was mainly due to net results of EUR 1,097 million and the positive impact of currency translation differences of EUR 347 million. This was mainly offset by share repurchases made in the open market of EUR 514 million, dividend payments to shareholders of Koninklijke Philips N.V. of EUR 400 million (including tax and service charges), net fair value declines of financial assets of EUR 147 million, and the impact of the accounting for share-based compensation plans, including the effect of related hedging transactions through forward contracts and share call options (in aggregate EUR 191 million).

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

Share capital structure

The number of issued common shares of Royal Philips at December 31, 2019 was 896,733,721. At year-end 2019, the Company held 5.8 million shares in treasury. Of these shares, 5.3 million shares were held in treasury to cover obligations under long-term incentive plans, and 0.5 million shares were held for share capital reduction purposes. Philips repurchased and acquired shares in the course of the year, and cancelled 30 million shares in June 2019 and 8.5 million shares in December 2019. In 2016, Philips purchased call options on Philips shares to hedge options granted to employees up to 2013. As of December 31, 2019, Philips held 2.3 million of such options. In 2017 and 2018, Philips entered into several forward contracts in order to cover obligations under its long-term incentive plans, as well as to reduce its share capital. As of December 31, 2019, the outstanding forward contracts related to 6 million shares.

The number of issued common shares of Royal Philips at December 31, 2018 was 926,195,539. At year-end 2018, the Company held 12.0 million shares in treasury. Of these shares, 7.9 million shares were held in treasury to cover obligations under long-term incentive plans, and 4.1 million shares were held for share capital reduction purposes. Philips repurchased and acquired shares in the course of the year, and cancelled 24.2 million shares in November 2018. As of December 31, 2018, Philips held 3.8 million call options to hedge obligations under its long-term incentive plans. As of December 31, 2018, the outstanding forward contracts to cover obligations under its long-term incentive plans, as well as to reduce its share capital were 28.6 million shares.

The number of issued common shares of Royal Philips at December 31, 2017 was 940,909,027. At year-end 2017, the Company held 14.7 million shares in treasury. Of these shares, 10.1 million shares were held in treasury to cover obligations under long-term incentive plans, and 4.6 million shares were held for share capital reduction purposes. Philips repurchased and acquired shares in the course of the year. As of December 31, 2017, Philips held 6.2 million call options to hedge obligations under its long-term incentive plans. As of December 31, 2017, the outstanding forward contracts to cover obligations under its long-term incentive plans, as well as to reduce its share capital were 31.8 million shares.

Share repurchase methods for long-term incentive plans and capital reduction purposes

During 2019, Royal Philips acquired shares for share-based compensation plans and capital reduction purposes via three different methods: (i) share buy-back repurchases in the open market via an intermediary (ii) repurchase of shares via forward contracts for future delivery of shares (iii) the unwinding of call options on own shares. In 2019, Royal Philips also used methods (i) and (ii) to repurchase shares for capital reduction purposes.

The open market transactions via an intermediary allow for buybacks during both open and closed periods.

Philips Group

Impact of share repurchase on share count

in thousands of shares as of December 31

2015 - 2019

	2015	2016	2017	2018	2019
Shares issued	931,131	929,645	940,909	926,196	896,734
Shares in treasury	14,027	7,208	14,717	12,011	5,760
Shares outstanding	917,104	922,437	926,192	914,184	890,974
Shares repurchased	20,296	25,193	19,842	31,994	40,390
Shares cancelled	21,361	18,830		24,247	38,541

Philips Group

Total number of shares repurchased

in thousands of shares unless otherwise stated

2019

	share repurchases related to shares acquired for capital reduction	average price paid per share in EUR	shares acquired for LTI's	average price paid per share in EUR	total number of shares purchased as part of publicly announced plans or programs1)2)3)	approximate value of shares that may yet be purchased under the plans or programs in thousands of EUR
January 2019	45	33.13	-	32.43	45	2,393,008
February 2019	1,663	34.38	111	35.10	1,663	2,335,851
March 2019	1,865	35.58	142	36.01	1,865	2,269,505
April 2019	6,200	31.41	308	35.69	6,200	2,074,771
May 2019	10,914	33.00			10,914	1,714,650
June 2019	6,787	31.30	154	37.48	6,787	1,502,258
July 2019	2,086	40.33	187	39.41	2,086	1,418,122
August 2019	1,624	41.61	285	41.09	1,624	1,350,543
September 2019	602	43.03	122	43.12	602	1,324,657
October 2019	479	39.69	1,449	32.85	1,879	1,260,036
November 2019	1,344	40.57	1,300	32.58	2,644	1,163,154
December 2019	1,285	42.75	1,439	33.50	2,585	1,065,884
Total	34,893		5,498		38,893
of which4)
purchased in the open market	16,293				16,293
acquired through exercise of call options/settlement of forward contracts	18,600		5,498		22,600
1)On June 28, 2017, Philips announced a EUR 1.5 billion share buyback program for capital reduction purposes. Under that program, which was initiated in the third quarter of 2017, Philips repurchased shares in the open market and entered into a number of forward transactions, some of which were settled in Q2 2019 with program completion on June 19, 2020. As the program was initiated for capital reduction purposes, Philips canceled all of the shares acquired under this program. On January 29, 2019, Philips announced a new share buyback program for an amount of up to EUR 1.5 billion. Philips started the program in the first quarter of 2019 and expects to complete it within two years. As the program was initiated for capital reduction purposes, Philips intends to cancel all shares acquired under the program. The program is executed by an intermediary to allow for purchases in the open market during both open and closed periods. Philips has no other publicly announced plans or programs to repurchase shares for cancellation purposes.
2)Philips cancelled 30 million shares on June 19, 2019 and 8.5 million shares on December 24, 2019 respectively.
3)In 2019, Philips did not determine to terminate any publicly announced plans or programs prior to expiration, or determine that it intends not to make any further purchases under any publicly announced plans or programs.
4)As described above, Royal Philips acquired shares for long-term incentive plans and capital reduction purposes via three different methods: (i) share buy-back repurchases in the open market via an intermediary, (ii) repurchase of shares via forward contracts for future delivery of shares, (iii) the unwinding of call options on own shares. In 2019, Royal Philips used method (i) to acquire shares for capital reduction purposes. The forward transactions that settled in Q2 2019, had been entered into in 2018 (method ii).

7.1.10Cash obligations

Contractual cash obligations

The table below presents a summary of the Group’s fixed contractual cash obligations and commitments at December 31, 2019. These amounts are an estimate of future payments, which could change as a result of various factors such as a change in interest rates, foreign exchange, contractual provisions, as well as changes in our business strategy and needs. Therefore, the actual payments made in future periods may differ from those presented in the table below:

Philips Group

Contractual cash obligations1)2)

in millions of EUR

2019

		Payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt3)	5,699	256	293	1,218	3,932
Lease obligations	1,533	292	438	261	543
Short-term debt	92	92
Derivative liabilities	192	68	1	123
Purchase obligations4)	822	370	344	61	48
Trade and other payables	2,089	2,089
Contractual cash obligations	10,427	3,167	1,075	1,662	4,523
1)Amounts in this table are undiscounted
2)This table excludes post-employment benefit plan contribution commitments and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement
3)Long-term debt includes interest and the current portion of long-term debt and excludes lease obligations.
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

IFRS 16, Leases, is effective for the financial year commencing January 1, 2019. Refer to Significant accounting policies.

Philips has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to these funds of an aggregated remaining amount of EUR 61 million (2018: EUR 86 million). As at December 31, 2019 capital contributions already made to these investment funds are recorded as non-current financial assets.

Certain Philips suppliers factor their trade receivables from Philips with third parties through supplier finance arrangements. At December 31, 2018 approximately EUR 275 million of the Philips accounts payable were transferred under such arrangements whereby Philips confirms invoices. In accordance with the terms and conditions of the arrangements, Philips continues to recognize these liabilities as trade payables and settles the liabilities after a further 30 day period compared to the original invoices.

Other cash commitments

The Company and its subsidiaries sponsor post-employment benefit plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. For a discussion of the plans and expected cash outflows, please refer to Post-employment benefits.

The company had EUR 156 million restructuring-related provisions by the end of 2019, of which EUR 125 million is expected to result in cash outflows in 2020. Refer to Provisions for details of restructuring provisions.

Please refer to Dividend for information on the proposed dividend distribution.

As of December 31, 2019, Philips has completed 41.5% of its EUR 1.5 billion share buyback program for capital reduction purposes that was announced on January 29, 2019. As the program was initiated for capital reduction purposes, Philips intends to cancel all of the shares acquired under the program.

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. The total fair value of guarantees recognized on the balance sheet amounts to EUR nil million for both 2018 and 2019. Remaining off-balance-sheet business and credit-related guarantees provided on behalf of third parties and associates decreased by EUR 19 million during 2019 to EUR 21 million (December 31, 2018: EUR 40 million).

7.1.11Dividend

Dividend policy

Philips’ dividend policy is aimed at dividend stability and a pay-out ratio of 40% to 50% of adjusted income from continuing operations attributable to shareholders*).

For 2019, the key exclusions to arrive at the adjusted income from continuing operations attributable to shareholders*) are described in Net income, Income from operations (EBIT) and Adjusted EBITA*) in chapter Financial performance.

Proposed distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on April 30, 2020, to declare a distribution of EUR 0.85 per common share, in cash or shares at the option of the shareholder (up to EUR 761 million if all shareholders would elect cash), against the net income for 2019.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 5, 2020 at the New York Stock Exchange and Euronext Amsterdam. In compliance with the listing requirements of the New York Stock Exchange and Euronext Amsterdam, the dividend record date will be May 6, 2020.

Shareholders will be given the opportunity to make their choice between cash and shares between May 7 and 29, 2020. If no choice is made during this election period the dividend will be paid in cash. On May 29, 2020 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares of Koninklijke Philips N.V. at Euronext Amsterdam on May 27, 28 and 29, 2020. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. The ratio and the number of shares to be issued will be announced on June 3, 2020. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 4, 2020. The distribution of dividend in cash to holders of New York Registry shares will be made in USD at the USD/EUR rate as per WM/ Reuters FX Benchmark 2 PM CET fixing of June 2, 2020.

	ex-dividend date	record date	payment date
Euronext Amsterdam	May 5, 2020	May 6, 2020	June 4, 2020
New York Stock Exchange	May 5, 2020	May 6, 2020	June 4, 2020

Further details will be given in the agenda for the 2020 Annual General Meeting of Shareholders. All dates mentioned remain provisional until then.

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

In 2019, Philips settled a dividend of EUR 0.85 per common share, representing a total value of EUR 775 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 42% of the shareholders elected for a share dividend, resulting in the issuance of 9,079,538 new common shares, leading to a 1.0% dilution. The dilution caused by the newly issued dividend shares was more than offset by the cancellation of 30,000,000 shares in June, and 8,541,356 shares in December 2019. The settlement of the cash dividend involved an amount of EUR 453 million (including costs).

Dividends and distributions per common share

The following table sets forth in euros the gross dividends on the common shares in the fiscal years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of shares of the New York Registry:

Philips Group

Gross dividends on the common shares

2015 - 2019

	2015	2016	2017	2018	2019
in EUR	0.80	0.80	0.80	0.80	0.85
in USD	0.89	0.90	0.90	0.94	0.96
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.12Sell-down Signify shares (former Philips Lighting)

In 2014, Philips announced its plan to sharpen its strategic focus by establishing two standalone companies focused on the HealthTech and Lighting opportunities respectively. After establishing a stand-alone structure for lighting activities within the Philips Group, Philips Lighting (renamed Signify in 2018) was listed and started trading on Euronext in Amsterdam under the symbol ‘LIGHT’ on May 27, 2016.

Following the listing of Signify, Philips retained a 71.23% stake. Through a series of Accelerated bookbuild offerings (in total four) and open market sales in the course of 2017 and 2018, Philips’ shareholding was reduced to 16.5% of Signify’s issued share capital as of December 31, 2018. From an accounting perspective, it is noted that Philips’ lighting activities (substantially representing Signify shares) were presented as a discontinued operation from April 2017, and that Signify was deconsolidated in November 2017 and presented as an Asset classified as held for sale until December 31, 2018. As from that date, the remaining Signify shares were reclassified to Other current financial assets, with fair value changes recognized through Other comprehensive income.

During 2019, Philips sold Signify shares in the open market, further reducing its shareholding to 10.7% of Signify’s issued share capital. Subsequently, in September 2019, Philips successfully completed a fifth Accelerated bookbuild offering, reducing its shareholding in Signify to nil.

7.2Critical accounting policies

The preparation of Philips’ financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses at the date of our financial statements. The policies that management considers both to be most important to the presentation of Philips’ financial condition and results of operations and to make the most significant demands on management’s judgments and estimates about matters that are inherently uncertain, are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment. A more detailed description of Philips’ accounting policies appears in Significant accounting policies

Accounting for income taxes

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

In 2019 the Company performed and completed goodwill annual impairment tests in the fourth quarter, in line with 2018 and 2017.

Goodwill is allocated to the cash generating units. The basis of the recoverable amount used in the annual impairment test and trigger-based impairment tests is generally the value in use. Key assumptions used in the impairment tests were sales growth rates, EBITA*) and the rates used for discounting the projected cash flows. These cash flow projections were determined using the Royal Philips management’s internal forecasts that cover an initial period from 2020 to 2022.

Projections were extrapolated with stable or declining growth rates for a period of 4 years, after which a terminal value was calculated for the first year. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and EBITA*) used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. EBITA*) in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies. Please refer to Goodwill.

New Accounting Standards

For a description of the new pronouncements, please refer to the information under the heading “IFRS accounting standards adopted as from 2019” in Significant accounting policies.

Off-balance sheet arrangements

Please refer to the information under the heading “Guarantees” in Cash obligations and Contingent assets and liabilities.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.3Taxation

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

Subject to certain limitations, the Dutch tax withheld in accordance with the US Tax Treaty and paid over to the Netherlands will be creditable or deductible against a US holder’s United States federal income tax liability. However, Dutch withholding tax may not be creditable or deductible to the extent that we reduce (as described above under “Dutch taxation - Dividend withholding tax”) the amount of withholding tax paid over to the Netherlands by crediting taxes withheld from certain dividends received by us. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent reduction or refund of the tax withheld is available under Dutch law, or under the US Tax Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against United States federal income tax liability. Dividends will generally be income from sources outside the United States, and will generally be “passive” income for purposes of computing the foreign tax credit allowable to the holder.

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

Passive Foreign Investment Company Rules

We believe that the common shares should currently not be treated as stock of a PFIC for United States federal income tax purposes, and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. If we are treated as a PFIC, gain realized on the sale or other disposition of the common shares would in general not be treated as capital gain. Instead, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the common shares, a US holder would generally be treated as if it had realized such gain and certain “excess distributions” ratably over the holding period for the common shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, in addition to which an interest charge in respect of the tax attributable to each such year would apply. Any dividends received by a US holder will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income and subject to the excess distribution regime described above.

8Societal impact

We are a purpose-driven company, aiming to improve the lives of 3 billion people annually by 2030. Our people draw inspiration from the societal impact we achieve through our products and solutions, on both the social and environmental dimensions. In the Annual Report 2017, 2018 and 2019 we quantified the environmental impact that we have as a company in Environmental performance.

In 2018 we started to apply the True Value methodology to quantify our social impact. This includes the social impact in our supply chain, training of our staff, and taxes we pay. We included these impacts in How we create value. We have also started to quantify the most complex part, the social impact we have through our products and solutions. We will continue to calculate the impact of our products and solutions in collaboration with knowledge partners and investors.

8.1Social performance

Our people strategy supports a constantly evolving workforce, capable of delivering strong business performance and executing our strategy. As such we focus on our Workforce of the Future and our deep commitment to Inclusion & Diversity, supported by our culture.

8.1.1Improving people’s lives

At Philips, we strive to make the world healthier and more sustainable through innovation. It is our goal to improve the lives of 3 billion people a year by 2030.

To guide our efforts and measure our progress, we take a two-dimensional approach – social and ecological – to improving people’s lives. Products or solutions from our portfolio that directly support the curative or preventive side of people’s health determine the contribution to the social dimension. This is also our contribution to UN Sustainable Development Goal 3 (Ensure healthy lives and promote well-being for all at all ages). As healthy ecosystems are also needed for people to live a healthy life, the contribution to the ecological dimension is determined by means of our steadily growing Green Products and Solutions portfolio, such as the energy-efficient products in our Personal Health businesses. This is our contribution to Sustainable Development Goal 12 (Ensure sustainable consumption and production patterns) and SDG 13 (Take urgent action to combat climate change and its impacts).

Philips improved 1.64 billion lives in 2019, an increase of around 100 million compared to 2018, driven by all segments, mainly in China, the ASEAN countries, North America and the Middle East & Turkey. Through Philips products and solutions that support people’s health and well-being, we improved the lives of 1.54 billion people in 2019 (2018: 1.43 billion), mainly driven by Diagnosis & Treatment businesses and Connected Care businesses. Our Green Products and Solutions that support a healthy ecosystem contributed 1.07 billion lives (2018: 1.00 billion). After the elimination of double counts – people touched multiple times – we arrived at 1.64 billion lives.

In 2019, Philips extended its commitment to improve the lives of people in underserved healthcare communities to 400 million by 2030. Philips thereby recognized the often critical needs of women and children in many communities, but also the added burden arising from the increase in non-communicable diseases (NCDs) in communities already struggling without adequate access to healthcare. To monitor progress on this extended commitment, we track lives improved in underserved healthcare communities. In 2019 our health and well-being solutions improved the lives of 194 million people in underserved markets (an increase of 20 million compared to 2018).

Lives Improved per market

The following table shows the number of Lives Improved per market.

Philips Group

Lives improved per market

Market	Lives Improved (million)1)	Population (million)2)	Saturation rate (as % of population)	GDP (USD million)3)
Africa	33	1,290	3%	2,407
ASEAN & Pacific	158	981	16%	6,700
Benelux	27	29	94%	1,489
Central & Eastern Europe	80	166	48%	1,909
Germany, Austria & Switzerland	81	101	80%	5,033
France	45	66	67%	2,739
Greater China	426	1,432	30%	15,141
Iberia	30	57	52%	1,639
Indian Subcontinent	79	1,570	5%	3,372
Italy, Israel & Greece	35	82	43%	2,631
Japan	42	126	33%	5,155
Latin America	99	645	15%	5,430
Middle East & Turkey	69	372	18%	3,246
Nordics	18	28	67%	1,594
North America	344	367	94%	23,170
Russia & Central Asia	43	251	17%	2,085
UK & Ireland	35	72	48%	3,143
1)Source: Philips, double counts eliminated
2)Source: The World Bank, CIA Factbook & Wikipedia
3)Source: IMF, CIA, Factbook & Wikipedia

8.1.2Workforce of the Future

The challenges presented by the fast-evolving industry landscape demand a networked organization in which cross-functional teams actively draw on resources across the organization and across the world. Our Workforce of the Future program reflects our commitment to meet the challenge of addressing our customers’ unmet needs and deliver the full benefits of data-enabled connected care – by attracting, developing and retaining a workforce that will deliver the strategic capabilities we need to win.

By applying Strategic Workforce Planning, in close alignment with the strategic planning of our businesses, we identify and develop the employee capabilities needed to realize our ambitions as a health technology company. In 2019 we implemented company-wide initiatives to retain and staff our most strategic positions with top performers. At the end of 2019 we retained 93% of these employees and staffed 52% of our strategic positions with employees who are considered to be top performers. Key drivers of this are our internal development focus, leadership programs and our focused talent search services.

We have also been addressing the challenge of the expanding workforce and our ability to tap into the gig economy and other less traditional work constructs. We continue to recognize the significant contribution contingent workers make to our company. Therefore, building on earlier initiatives, we have ensured that both our workforce demand management system and our talent acquisition processes include contingent and regular employee solutions in staffing proposals and decisions. Our Total Workforce strategy considers all sources of skills and capabilities we require in the Workforce of the Future, as well as location-related talent availability and labor market trends. We continued to devote additional attention to our campus, graduate and early-career hiring in 2019, which resulted in an increase in the number of campus hires compared to 2018. Our focus on the Workforce of the Future will continue in 2020, with further emphasis on strategic capabilities.

8.1.3Inclusion & Diversity

To be able to understand and meet customer and patient needs in a complex and continually changing environment, our workforce should reflect the society in which we operate, our customers, and the markets we serve. We believe that an inclusive culture allows our 120-plus nationalities to bring a rich diversity of capabilities, opinions and perspectives to our decision-making processes, thus driving innovation, enabling faster, targeted responses to market changes, and supporting sustainable improvements in business performance.

Two years ago, we renewed our approach to Inclusion & Diversity. We set a goal of 25% gender diversity in senior leadership positions (a subset of Management and Executive positions) by the end of 2020 (compared with 19% at the end of 2017). In 2019, we again partnered with leading Inclusion & Diversity training providers to further roll out unconscious bias and inclusion trainings. With regard to appointment and promotion opportunities, we transparently share open positions and endeavor to attract candidates from a diverse range of backgrounds. Diverse interview panels are put in place for recruitment to leadership positions. In 2019, we increased the number of Senior Women’s Leadership Programs for the third consecutive year.

Philips Group

Gender diversity

in %

2017 - 2019

Overall gender diversity remained stable at 38% in 2019 whilst gender diversity among Executives increased from 19% to 22% female executives. Measured against our 2020 goal of 25% gender diversity in leadership positions, we increased from 21% in 2018 to 24% in 2019.

8.1.4Our culture

As we continue our transformation into a focused leader in health technology – shifting from products to solutions and building long-term relationships with our customers – we are fostering a culture within Philips that will help us achieve operational excellence and extend our solutions capability to address our customers’ unmet needs.

All Philips employees are expected to commit to living our behaviors – Customers first, Quality and integrity always, Team up to win, Take ownership to deliver fast, and Eager to improve and inspire – every step of the way.

Putting our customers first must be at the heart of everything we do. Only by engaging deeply with our customers can we understand their unmet needs and deliver superior value. We also need to be conscious at all times of the high-stakes environment in which we operate. This environment demands that we apply the highest quality and integrity standards – always. To deliver superior value to our customers and ensure quality and integrity, we need to improve how we team up and leverage the skills, capabilities and expertise right across Philips. At the same time, we all need to take personal ownership, enabling us to move with speed and agility, and deliver what we promise, on time. And by applying operational excellence and Lean ways of working, we will keep improving and inspiring each other through the work we do.

We staff our positions based on assessed behavior, potential and capabilities. In 2019, we filled 74% of our Director-level and more senior positions from within the company. For these internal hires, we ensure our candidates are high performers with strong potential. In 2019, 79% of all internal promotions to Director level and more senior positions were realized by appointing top performers. We supplement this internal growth with targeted external hiring, bringing in employees with the behaviors and capabilities we require for our Workforce of the Future.

8.1.5Employee engagement

High employee engagement is crucial to the success of our strategy. Our employee survey consistently reports high levels of employee engagement that exceed the high-performance norm of 70%. Our average engagement score for 2019 was 74%, in line with our engagement levels in 2018. We remain substantially above the high-performance norm, driven by our employees’ pride to work for Philips and the positive energy they get from their job.

Philips Group

Employee Engagement index

in %

2017 - 2019

Our quarterly employee surveys help to keep our finger on the pulse of employee sentiment toward the company. We listen to employees’ ideas for improvement, show employees that their feedback is valued, and work to ensure that every person in our company has a role to play in creating lasting value for our customers, shareholders, and other stakeholders.

At Philips, we believe we perform at our best when we look after ourselves and each other. In 2019, we continued to develop our Health & Wellbeing programs, which are designed to engage our employees and help them to adopt a healthier lifestyle and achieve a better work/life integration. Through the ongoing engagement of a network of Health & Wellbeing ambassadors, we also leveraged the energy and experience of our employees to drive local wellbeing initiatives in our markets. These included on-site exercise and fitness clubs, Mindfulness classes and Energy Management workshops.

8.1.6Employment

The total number of Philips Group employees was 80,495 at the end of 2019, compared to 77,400 at the end of 2018, an increase of 3,095 FTE.

The increase of 1,765 FTE for Diagnosis & Treatment results mainly from acquisitions in healthcare informatics and precision diagnosis and the move of Emerging Businesses out of segment Other into segment Diagnosis & Treatment; for more information please refer to Diagnosis & Treatment businesses.

The 2,481 increase in FTE in ‘Other changes’ reflects, among other things, the increase in Commercial and Manufacturing employees and the shift of supporting roles to Global Business Services organizations.

Philips Group

Employees per segment

in FTEs at year-end

2017 - 2019

	2017	2018	2019
Diagnosis & Treatment	28,904	29,546	31,311
Connected Care	15,010	15,085	14,939
Personal Health	17,253	16,132	16,448
Other	12,784	16,637	17,797
Philips Group	73,951	77,400	80,495

Philips Group

Employment

in FTEs

2017 - 2019

	2017	2018	2019
Balance as of January 1	114,731	73,951	77,400
Consolidation changes:
Acquisitions	1,812	331	900
Divestments	(332)	(107)	(286)
Changes in Discontinued operations	(43,763)
Other changes	1,502	3,225	2,481
Balance as of December 31	73,951	77,400	80,495

Geographic footprint

Approximately 59% (2018: 61%) of the Philips workforce is located in mature geographies and 41% (2018: 39%) in growth geographies. In 2019, the number of employees in mature geographies increased by 508. The number of employees in growth geographies increased by 2,588.

Philips Group

Employees per geographic cluster

in FTEs at year-end

2017 - 2019

	2017	2018	2019
Western Europe	21,055	21,399	21,645
North America	20,937	21,703	21,483
Other mature geographies	3,962	4,236	4,718
Mature geographies	45,954	47,338	47,846
Growth geographies	27,997	30,062	32,650
Philips Group	73,951	77,400	80,495

Employee turnover

In 2019, employee turnover amounted to 15.0%, of which 8.6% was voluntary, compared to 14.2% (8.6% voluntary) in 2018. External benchmarks show that our voluntary employee turnover remains well below similar-sized companies, and that we are reasonably successful in retaining our employees.

With our focus on increasing gender diversity in leadership positions, we reduced voluntary female executive turnover from 8.8% in 2018 to 4.2% in 2019.

Philips Group

Employee turnover in %

2019

	Staff	Professionals	Management	Executives	Total
Female	22.3	12.9	11.5	16.7	17.7
Male	17.8	11.0	10.6	17.8	13.4
Philips Group	20.0	11.6	10.9	17.5	15.0

Philips Group

Voluntary turnover

in %

2019

	Staff	Professionals	Management	Executives	Total
Female	9.5	9.0	6.6	4.2	9.1
Male	10.6	7.3	5.1	6.3	8.3
Philips Group	10.1	7.8	5.5	5.8	8.6

8.1.7Living wage

Philips can only deliver on its mission to improve the lives of 3 billion people by 2030 if we support and empower our people, so they can be their best and perform effectively. To this end, we conducted a living wage analysis on the lowest salaries in every country in which we currently operate.

The living wage is a concept defined by Anker and Anker (2017) as “Remuneration received by a worker in a particular place sufficient to afford a decent standard of living for the worker and her or his family. Elements of a decent standard of living include food, water, housing, education, health care, transport, clothing, and other essential needs, including provision for unexpected events”. To develop living wage standards that are complete and have a reliable geographical scope, we combined forces with Valuing Nature, several local NGOs, WageIndicator and other global corporates.

In 2019, we conducted an analysis of salaries and benefits for employees globally with respect to the living wage. The analysis covered 68 countries and we identified 31 employees in one country for whom wages and benefits were slightly below the defined living wage. Based on these results, our local HR teams will make relevant adjustments for the year 2020.

8.1.8Total tax contribution

To deliver on our mission of making the world healthier and more sustainable through innovation, a responsible tax approach is required. We consider our tax payments as a contribution to the communities in which we operate, as part of our social value creation.

Our Tax Principles set the standard for our conduct, by which individual employees, the company and its subsidiaries must abide. We consider tax in the context of the broader society, inspired by our stakeholder dialogues, global initiatives of the OECD (Organization for Economic Cooperation and Development) and UN (United Nations), human rights, international (tax) laws and regulations and relevant codes of conduct.

Our Board of Management regularly reviews, evaluates, approves and where necessary adjusts Philips’ approach to tax. Furthermore, our approach to tax is supervised by the Audit Committee of the Supervisory Board.

Philips actively supports and participates in transparency initiatives such as the Dow Jones Sustainability Index (DJSI) and the Tax Transparency Benchmark of the Dutch Association of Investors for Sustainable Development (VBDO).

In 2019, Philips contributed to the communities where we operate through taxes paid (e.g. corporate income tax) and taxes collected (e.g. VAT, customs duty, payroll taxes). Philips' total tax contribution in 2019, amounting to EUR 3.1 billion, is described by tax type below:

Contribution by tax type

in millions of EUR

8.1.9General Business Principles

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

Translations of the GBP text are available in 31 languages, allowing almost every employee to read the GBP in their native language. Detailed underlying policies, manuals, training, and tools are in place to give employees practical guidance on how to apply and uphold the GBP in their daily work environment. Details can be found at www.philips.com/gbp.

In 2019, a total of 545 concerns were reported via the Philips Ethics Line and through our network of GBP Compliance Officers. This represents a 24% increase over the previous reporting period (2018: 438 concerns reported).

This is a continuation of the upward trend reported since 2014, the year in which Philips updated its General Business Principles and deployed a strengthened global communication campaign. Specifically in 2019, we focused on increasing awareness on Integrity, and on the importance of speaking up through, and following, the deployment of our biennial Business Integrity Survey. We believe the upward trend in reporting remains in line with our multi-year efforts to encourage our employees to express their concerns, in combination with a growing workforce.

More information on the Philips GBP can be found in Risk management.

8.1.10Health and Safety

At Philips, we strive for an injury-free and illness-free work environment. Since 2016, the Total Recordable Cases (TRC) rate has been defined as a Key Performance Indicator (KPI). A TRC is a case where an injured employee is unable to work for one or more days, has medical treatment, or sustains an industrial illness. We set yearly TRC targets for the company, Businesses and industrial sites.

We recorded 224 TRCs in 2019, a 13% increase compared to 198 in 2018. While our workforce continued to expand in 2019, the TRC rate increased from 0.28 per hundred FTEs in 2018 to 0.30 in 2019.

In 2019 we recorded 103 Lost Workday Injury Cases (LWIC). These are occupational injury cases where an injured person is unable to work for one or more days after the injury. This represents a 13% increase compared with 91 in 2018. The LWIC rate increased to 0.14 per 100 FTEs in 2019, compared with 0.13 in 2018. The number of Lost Workdays caused by injuries decreased by 17 days (0.4%) to 4,633 days in 2019.

8.1.11Working with stakeholders

In organizing ourselves around customers and markets, we conduct dialogues with our stakeholders in order to explore common ground for addressing societal challenges, building partnerships and jointly developing supporting ecosystems for our innovations around the world.

8.2Environmental performance

Our latest five-year sustainability program, ‘Healthy people, Sustainable planet’, was launched in 2016. It addresses both social and environmental challenges and includes associated targets to be achieved by 2020.

Besides our social impact, focusing on SDG 3, described in the previous section, we have an environmental impact through our global operations, but even more so through our products and solutions. This is our contribution to SDG 12 (Ensure sustainable consumption and production patterns) and to SDG 13 (Take urgent action to combat climate change and its impacts).

Environmental impact

Since 1990, Philips has been performing Life-Cycle Assessments (LCAs). These LCAs provide insight into the lifetime environmental impact of our products and are used to steer our EcoDesign efforts and to grow our Green Solutions portfolio. As a logical next step, we have measured our environmental impact on society at large via a so-called Environmental Profit & Loss (EP&L) account, which includes the hidden environmental costs associated with our activities and products. It supports the direction of our 'Healthy people, Sustainable planet' program by providing insights into the main environmental hotspots and innovation areas to reduce the environmental impact of our products and solutions.

The EP&L account is based on LCA methodology, in which the environmental impacts are expressed in monetary terms using conversion factors developed by CE Delft. These conversion factors are subject to further refinement and are expected to change over time. We used expert opinions and estimates for some parts of the calculations. The figures reported are Philips’ best possible estimates. As we gain new insights and retrieve more and better data, we will enhance the methodology, use cases and accuracy of results in the future. For more information we refer to our methodology report.

An important learning that we derived from the 2017 and 2018 EP&L is that, in addition to the conversion factors, the definition of the use case scenarios also has a significant impact on the result. This is especially true of consumer products which have large sales volumes, long lifetimes and frequently high energy consumption (e.g. haircare products and steam irons). It is our aim to look into the feasibility of standardizing the use cases and calculation of the yearly energy consumption.

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

Results 2019

In 2019, Philips reduced its environmental impact from EUR 7.5 billion to EUR 7.25 billion, a 3% improvement compared to 2018. The main environmental impact, 88% of the total, is related to the usage of our products, which is due to electricity consumption. Particulate matter formation and climate change are the main environmental impacts, accounting for 43% and 28% respectively of the total impact. The environmental costs include the environmental impact of the full lifetime of the products that we put on the market in 2019, e.g. 10 years in the case of a medical system or 7 years of usage in the case of a domestic appliance. As we grow our portfolio of Green Products and Solutions, we expect the environmental impact to reduce.

Of the total 2019 impact, just EUR 154 million (2%) is directly caused by Philips’ own operations, mainly driven by outbound logistics. Compared to EUR 175 million in 2018, this is an 11% reduction, mainly due to a shift from air freight to ocean freight.

Philips
Environmental impact 2019
EUR 7.25 billion
EUR 22 M
Packaging
EUR 30 M
Business travel
EUR 6 M
Philips non-industrial sites
EUR 3 M
Philips industrial sites
EUR 115 M
Logistics
Materials & components
Supply chain
EUR 720 M
90%
Electronics & metals
10%
Plastics
Share of materials/components in environmental footprint
Customer use phase
EUR 6.3 billion
EUR 10 M
Product disposal

The environmental costs have been positively influenced by our long-term EcoDesign efforts to increase the energy efficiency of our products and sales mix changes, reducing the impact during the use phase from EUR 6.5 billion in 2018 to EUR 6.3 billion in 2019. Our supply chain currently has an environmental impact of some EUR 720 million, which is 10% of our total environmental impact. The main contributors are the electronic components, cables and steel used in our products. Through our Circular Economy and Supplier Sustainability programs we will continue to focus on reducing the environmental impact caused by the materials we source and apply in our products.

In order to deliver on our carbon neutrality commitment, we have set ambitious reduction targets. In 2018, we were the first health technology company to have its 2020-2040 targets (including the use phase of our products) approved by the Science Based Targets initiative – a collaboration between CDP (formerly Carbon Disclosure Project), the United Nations Global Compact (UNGC), the World Resources Institute (WRI) and the World Wide Fund for Nature (WWF) aimed at driving ambitious corporate climate action. Approval confirms that Philips’ long-term targets are in line with the level of decarbonization required to keep the global temperature increase below 2 °C.

8.2.1Green Innovation

Green Innovation is the Research & Development spend related to the development of new generations of Green Products and Solutions and Green Technologies, addressing SDG 12 (Ensure sustainable consumption and production patterns).

Sustainable Innovation is the Research & Development spend related to the development of new generations of products and solutions that address the United Nations’ Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages) or 12. With regard to Sustainable Innovation spend, Philips set a target of EUR 7.5 billion (cumulative) for the period 2016-2020 as part of the ‘Healthy people, Sustainable planet’ program.

In 2019, Philips invested EUR 235 million in Green Innovation and some EUR 1.6 billion in Sustainable Innovation.

Philips Group

Green Innovation per segment

in millions of EUR

2017 - 2019

Diagnosis & Treatment businesses

Philips develops innovative diagnosis and treatment solutions that support precision diagnosis and effective, minimally invasive interventions and therapy, while respecting the boundaries of natural resources. Investments in Green Innovation in 2019 amounted to EUR 110 million, a significant increase compared to 2018. All Philips Green Focal Areas are taken into account as we aim to reduce environmental impact over the total lifecycle. Energy efficiency is an area of focus, especially for our large imaging systems such as MRI. Philips also pays particular attention to enabling upgrading pathways, so our customers can benefit from enhancements in workflow, dose management and imaging quality with the equipment they already own. Our Diagnosis & Treatment businesses actively support a voluntary industry initiative with European trade association COCIR to improve the energy efficiency and material efficiency of medical imaging equipment, as well as lowering its hazardous substances content. Moreover, we are actively partnering with multiple leading care providers to look together for innovative ways to reduce the environmental impact of healthcare, for example by maximizing energy-efficient use of medical equipment and optimizing lifecycle value. Additionally, Philips aims to close the loop on all large medical equipment that becomes available to us by the end of 2020, and to extend circular practices to all medical equipment by 2025. To achieve this target, we will actively drive trade-ins in markets where de-install, trade-in and reverse logistics capabilities are in place, and build these capabilities in countries that do not yet have them.

Connected Care businesses

Philips’ connected health IT solutions integrate, collect, combine and deliver quality data for actionable insights to help improve access to quality care, while respecting the boundaries of natural resources. It is our belief that well-designed e-health solutions can reduce the travel-related carbon footprint of healthcare, increase efficiency in hospitals, and improve access to care and outcomes. Investments in Green Innovation in 2019 amounted to EUR 21 million. Green Innovation projects delivered, among other things, new green patient monitors in 2019, with lower environmental footprints reflecting all the Philips Green Focal Areas. Energy efficiency and material reduction are the main areas of focus.

Personal Health businesses

The continued high level of R&D investments at our Personal Health businesses is also reflected in the Green Innovation spend, which amounted to EUR 99 million in 2019, compared with EUR 86 million in 2018. The Personal Health businesses continued their work on improving the energy efficiency of their products, closing the materials loop (e.g. by using recycled materials in products and packaging) and the voluntary phase-out of polyvinyl chloride (PVC), brominated flame retardants (BFR), Bisphenol A (BPA) and phthalates from, among others, food contact products. Mother & Child Care introduced a reusable sterilization box for soothers and breastfeeding accessories, eliminating the need for separate packaging. In our Oral Healthcare portfolio, we have been able to achieve a 40% average packaging reduction for the Protective Clean products for US retail. In our Garment Care portfolio, we launched our first green optimal-temperature pressurized steam generator; this energy-efficient product contains recycled plastic and is free of PVC and BFR.

Other

The segment Other invested EUR 5 million in Green Innovation, spread over projects focused on global challenges relating to water, air, energy, food, Circular Economy, and access to affordable healthcare.

Circular Economy

For a sustainable world, the transition from a linear to a circular economy is essential. A circular economy aims to decouple economic growth from the use of natural resources and ecosystems by using these resources more effectively. It is a driver of innovation in the areas of material, component and product re-use, as well as new business models such as system solutions and services. At Philips, we have set ambitious targets to guide this journey. By 2020, we want 15% of our revenues to come from circular products and services, and we want to send zero waste to landfill in our own operations. At the beginning of 2018, we added a pledge to take back and repurpose all the large medical systems equipment (e.g. MRI and CT scanners) that our customers are prepared to return to us, and to extend those practices across our professional portfolio by 2025. As of 2019, we are well on track to achieve our ambitious circular economy goals.

8.2.2Green Revenues

Green Revenues are generated through products and solutions that offer a significant environmental improvement in one or more Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Circularity, and Lifetime reliability, and thereby deliver a contribution to SDG 12 (Ensure sustainable consumption and production patterns). Green Revenues increased to EUR 13.1 billion in 2019, or 67.2% of sales (63.7% in 2018), reaching again a record level for Philips.

Philips Group

Green Revenues per segment

in millions of EUR unless otherwise stated

2017 - 2019

Through our EcoDesign process we aim to create products and solutions that have significantly less impact on the environment during their whole lifecycle. Overall, the most significant improvements have been realized in energy efficiency, although there was also growing attention given to hazardous substances and recyclability in all segments in 2019, the latter driven by our Circular Economy initiatives.

Diagnosis & Treatment businesses

In 2019, our Diagnosis & Treatment businesses maintained their Green Products and Solutions portfolio with redesigns of various Green Products with further environmental improvements. These products improve patient outcomes, provide better value, and help secure access to high-quality care, while reducing environmental impact. A good example is BlueSeal magnet technology, which is designed to reduce lengthy and costly disruptions in MRI practice, and help healthcare facilities transition to more productive and sustainable almost helium-free operations.

Connected Care businesses

Our Connected Care businesses continued to develop their Green Products and Solutions portfolio in 2019. New patient monitors and the MMX multi-measurement module came onto the market with lower energy usage thanks to the introduction of an ambient light sensor, improved power supply (MX750, 28% reduction in energy usage) and optimization for battery use. The IntelliVue X3, MX100 and MMX patient monitor platforms feature lower energy usage (18%) and reduced product and packaging weight (11% and 25% respectively) compared to their predecessor products.

Personal Health businesses

Our Personal Health businesses focus on Green Products and Solutions that meet or exceed our minimum requirements in the areas of energy consumption, packaging, substances of concern, and application of recycled plastics. Green Revenues in 2019 amounted to 63% of total sales, compared to 62% in 2018. We continue to make steady progress in developing PVC/BFR-free products. More than 75% of our consumer product sales consist of PVC/BFR-free products, with the exception of the power cords, for which there are not yet economically viable alternatives available. Through ongoing scouting and collaboration with our suppliers we have been able to achieve a breakthrough in PVC/BFR-free performance for our Haircare portfolio, from around 5% in 2017 to over 15% in 2019. In our Kitchen Appliances portfolio, we stepped up the application of recycled plastic for our Eole and Viva/Bond Airfryers, switching over from virgin plastic to recycled plastic for the internal housing parts.

8.2.3Sustainable Operations

Philips’ Sustainable Operations programs focus on the main contributors to climate change, recycling of waste, reduction of water consumption, and reduction of emissions.

Carbon footprint and energy efficiency

At Philips, we see climate change as a serious threat. Therefore, we are taking action to rethink our business models and decouple economic growth from the impact we have on the environment. This will not only benefit the environment, but will positively impact social and economic aspects as well.

We have the ambition to become carbon-neutral in our operations, sourcing all our electricity from 100% renewable sources by year-end 2020, and our efforts are being acknowledged. We report our climate performance to CDP (formerly known as the Carbon Disclosure Project), a global NGO that assesses the greenhouse gas (GHG) emission performance and management of reporting companies, and have been ranked on the CDP Climate Change 'A' List for our continued climate performance and transparency for the seventh year in a row. We have set ambitious emission reduction targets to ensure we contribute to limiting the impact of global warming, not only in our operations, but throughout our value chain – collaborating with suppliers and customers to amplify our impact. That is why Philips has set new long-term emission reduction targets, which have been assessed and approved by the Science Based Targets initiative (SBTi). Locking down our commitment to driving climate action across the value chain and ensuring that we contribute to deliver on the decarbonization required to keep the global temperature increase well below 2 °C.

In 2019, our operational carbon footprint resulted in 706 kilotonnes of carbon dioxide-equivalent (CO2-e), a decrease of 10% compared to 2018, mainly driven by increased use of electricity from renewable sources and a significant reduction in air freight. As a result of our carbon neutrality program, some of our emissions have been compensated via carbon offsets, resulting in a total of 266 kilotonnes carbon dioxide-equivalent (CO2-e).

Philips reports all its emissions in line with the Greenhouse Gas Protocol (GHGP).

Philips Group

Net operational carbon footprint

in kilotonnes CO2 -equivalent

2015 - 2019

In 2019, our operational carbon intensity (in tonnes CO2e/EUR million sales) improved by 17%, even as our company recorded 4.5% comparable sales growth*). This still excludes the acquired carbon offsets. As part of our ‘Healthy people, Sustainable planet’ program we are continuing our efforts to decouple economic growth from our environmental impact.

In our sites we achieved significant reductions in our scope 2 (indirect) emissions, mainly driven by an increase in global renewable electricity share from 90% in 2018 to 95% in 2019. All our US operations were already powered by renewable electricity from the Los Mirasoles wind farm. Then, in 2019, the Krammer and Bouwdokken wind farms in the Dutch province of Zeeland, with which we closed long-term contracts through our renewable electricity purchasing consortium with Nouryon, DSM and Google, powered all our operations in the Netherlands. Combined with the Los Mirasoles wind farm, this covers some 49% of our total electricity demand. Combined with the achieved energy reductions, this led to a 26% reduction in emissions from our energy consumption (scope 1 and scope 2 market-based) in 2019 compared to 2018.

Our business travel emissions, covering emissions from air travel, lease cars and rental cars, increased by 2.8% compared to 2018. We recorded a 3% reduction in our air travel emissions as a result of, among other things, our 2019 'Fly Less, Travel Smarter' campaign. This campaign was initiated to further reduce our business travel emissions by installing more online collaboration rooms as an alternative to travel, stimulating behavioral change via our Global Connect Challenge, and promoting alternative modes of transport. The emission reduction in air travel was mitigated by an 18% increase in emissions from our lease car fleet, mainly caused by an increase in fleet size combined with the implementation of the new improved Worldwide Harmonized Light Vehicle Test Procedure (WLTP). Emissions resulting from rental cars decreased by 11% compared to 2018.

In 2019, we recorded a 12% decrease in emissions in our overall logistics operations compared to 2018. We reduced overall emissions from air freight by 21% and from ocean freight by 8%. Emissions from parcel shipments increased by 22% and from road transport by 8%. To take a tangible step towards the decarbonization of ocean shipping, Philips joined other Dutch multinationals FrieslandCampina, Heineken, DSM, Shell and Unilever - all members of the Dutch Sustainable Growth Coalition (DSGC) - in the world's largest maritime biofuel pilot. It used up to 20% sustainable second-generation biofuels on a large triple-E ocean vessel, which set sail in March 2019 from Rotterdam to Shanghai and back on biofuel blends alone. This project was a world first on this scale, saving 1,500 tonnes CO2-equivalent and 20,000 kilograms of sulphur.

Although reduction is key to achieving carbon neutrality, unavoidable carbon emissions require offsetting in order to gradually drive down our emissions to zero by year-end 2020. We do this by financing projects in emerging regions that have a strong link with UN Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages) and 12 (Ensure sustainable consumption and production patterns). In 2019, we increased this to 440 kilotonnes, equivalent to the annual uptake of approximately 13 million medium-sized oak trees. This covers the total emissions of our direct emissions in our sites, all our business travel emissions and all our ocean, road and parcel shipments within logistics. We do this by financing carbon reduction projects in emerging regions that drive social, economic and additional environmental progress for the communities in which they operate, such as:

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

Philips Group

Operational carbon footprint by scope

in kilotonnes CO2-equivalent unless otherwise stated

2015 - 2019

	2015	2016	2017	2018	2019
Scope 1	39	42	38	40	35
Scope 2 (market based)	106	121	58	25	14
Scope 2 (location based)	212	252	225	227	203
Scope 3	612	649	785	721	657
Total (scope 1, 2 (market based), and 3)	757	812	881	786	706
Emissions compensated by carbon offset projects	-	-	220	330	440
Net operational carbon emissions	757	812	661	456	266

Operational CO2e efficiency in tonnes CO2e/mln EUR sales	46.6	47.9	47.5	43.4	36.2

During 2019, the applied emission factors used to calculate our operational carbon footprint remained unchanged compared to 2018. Philips reports all its emissions in line with the Greenhouse Gas Protocol (GHGP).

Philips Group

Energy consumption1)

in terajoules (TJ) unless otherwise stated

2015 - 2019

	2015	2016	2017	2018	2019
Total electricity consumption	1,809	1,742	1,560	1,582	1,531
Fuel consumption	782	652	558	603	550
Purchased heat, steam and cooling	67	83	48	61	60
Total energy	1,658	2,477	2,166	2,246	2,141

Renewable electricity	965	986	1,228	1,423	1,450
Renewable electricity share	53%	57%	79%	90%	95%
Renewable energy share	36%	40%	57%	63%	68%

Operational energy efficiency in TJ/mln EUR sales	0.16	0.15	0.12	0.12	0.11
1)This table reflects Philips energy consumption, excluding potential heat and transmission losses from electricity generation and transport

Water

In 2019, Philips was ranked on the CDP Water Security 'A' List for the first time. Along with our 'A' score for Climate Leadership, this makes us one of the few European companies to receive a double 'A' score. Total water intake in 2019 was 890,000 m3, comparable to 2018. Personal Health, which consumes 50% of total water usage, recorded a 1% increase. The increase was mainly due to production volume increases at one manufacturing site in Asia, partly mitigated by two manufacturing sites in Europe. Diagnosis & Treatment showed an increase of 2%, mainly caused by the inclusion of a new reporting site. Connected Care showed a decrease of 7% due to a change in organizational footprint.

Philips Group

Water intake

in thousands of m3

2015 - 2019

	2015	2016	2017	2018	2019
Diagnosis & Treatment	268	269	312	288	295
Connected Care	172	152	168	161	150
Personal Health	536	542	408	442	445
Philips Group	976	963	888	891	890

In 2019, 99% of water was purchased and 1% was extracted from groundwater wells.

Waste

In 2019, our manufacturing sites generated 26.4 kilotonnes of waste, an increase of 8% compared to 2018, mainly driven by construction activities in different locations. The Diagnosis & Treatment businesses increased their waste by 15% (construction activities, operational changes and one new reporting site), now constituting 37% of total waste; Connected Care increased by 3% (construction activities and operational changes); Personal Health increased by 4% (increased production and warehouse clean-up), now constituting 48% of total waste.

Philips Group

Total waste

in kilotonnes

2015 - 2019

	2015	2016	2017	2018	2019
Diagnosis & Treatment	8.0	9.2	8.3	8.4	9.7
Connected Care	3.6	3.5	3.9	4.0	4.1
Personal Health	11.6	12.2	12.4	12.1	12.6
Philips Group	23.2	24.9	24.6	24.5	26.4

Total waste consists of waste that is delivered for landfill, incineration or recycling. Our sites are addressing both the recycling percentage as well as waste sent to landfill as part of the ‘Healthy people, Sustainable planet’ program. Materials delivered for recycling via an external contractor amounted to 21.9 kilotonnes, which equals 83% of total waste, comparable to 2018 (84%). In some countries, construction waste is regulated and has to go to landfill, which impacted the recycling rate in 2019 negatively. Of the 17% remaining (not recycled) waste, 81% comprised non-hazardous waste and 19% hazardous waste. Our Zero Waste to Landfill KPI excludes one-time-only waste and waste delivered to landfill due to regulatory requirements. According to this definition, in 2019 we reported 1.3 kilotonnes of waste sent to landfill, a reduction of 24% compared to 2018. 19 out of our 35 industrial sites achieved Zero Waste to Landfill status.

Philips Group

Industrial waste delivered for recycling

in %

2019

Philips included reduction targets for the substances that are most relevant for its businesses in its ‘Healthy people, Sustainable planet’ program. In order to provide comparable information at Group level, please find below a summary of the emissions of the formerly targeted substances. Emissions of restricted substances were again zero in 2019. The level of emissions of hazardous substances decreased from 3,363 kilos in 2018 to 2,521 kilos in 2019 (-25%), mainly driven by the reduction in styrene emissions in the Personal Health businesses.

Philips Group

Restricted and hazardous substances

in kilos

2015 - 2019

	2015	2016	2017	2018	2019
Restricted substances	18	1	0	0	0
Hazardous substances	22,394	10,496	5,243	3,363	2,521
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

8.2.4Supplier indicators

Philips’ mission to improve people’s lives extends throughout our value chain. At Philips, we have a direct business relationship with approximately 4,200 product and component suppliers and 17,600 service providers. Our supply chain sustainability strategy is updated annually through a structured process, combined with dedicated multi-stakeholder dialogues. Our most recent stakeholder dialogue took place in June 2019. From this, we have developed multiple programs aimed at driving sustainable improvement. These programs cover compliance with our policies, improvement of our suppliers’ sustainability performance, our approach towards responsible sourcing of minerals, and reducing the environmental impact of our supply base.

As an integral part of the supply chain strategy, the associated KPI’s of these programs are engrained in the procurement organization. To allow for effective performance management, results of different supplier sustainability programs are updated continuously and available real-time through a mobile app. That way, our buyers can champion sustainability conversations and drive more action throughout the supply chain on a day-to-day basis.

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

Supplier Sustainability Performance (SSP) - 'Beyond Auditing'

In 2016, Philips moved away from its traditional approach to audit suppliers, which it had been taking since 2004. Insights from data analysis showed this old approach was insufficient to drive sustainable improvements. Our SSP approach, first piloted in 2016, focuses on:

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

First, a set of references, international standards, and Philips requirements are used to develop the Frame of Reference, which covers management systems, environment, health & safety, business ethics and human capital. For each, the maturity level of suppliers is identified in the Program Execution Wheel, which assesses suppliers against the Plan–Do–Check–Act (PDCA) cycle. Suppliers are then categorized through the Supplier Classification model, which differentiates on the basis of supplier maturity, resulting in supplier-specific proposals for improvement. The SSP process is monitored and adjusted through continuous feedback loops. The outcome of the SSP assessment is a supplier sustainability score ranging from 0 to 100. This score is based on supplier performance in environmental management, health & safety, business ethics, and human capital.

Supplier classification

Supplier selection for the program is initially based on criticality, which is determined through an assessment of the supplier’s associated risks and opportunities, such as strategic importance and annual spend. After this, the engagement strategy is tailored based on the current performance in terms of sustainability.

There are four different engagement approaches: BiC (Best in Class), SSIP (Supplier Sustainability Improvement Plan), DIY (Do It Yourself) and PZT (Potential Zero Tolerance). The PZT status is a temporary status and requires immediate attention and action. Depending on the categorization, suppliers are engaged in different ways to improve their sustainability performance.

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

The impact of the SSP program on supplier performance

Philips measures the impact of the SSP engagement through an improvement metric, which represents the pro rata change in performance from one year to the next. In 2019, the average year-on-year improvement is 19% for suppliers that entered the program in 2018. The number of employees impacted at suppliers participating in the SSP program was approximately 286,000. For those workers, labor conditions improved, the risk of serious injury reduced, and the negative environmental impact of suppliers was brought down.

In 2019, 44 suppliers were added to the SSP program. Out of the population of suppliers that entered the program in the years before 2019, 208 suppliers were still active in 2019.

Additional progress made in 2019

Apart from the inclusion of additional suppliers annually into the award-winning SSP program, Philips is actively working to make the program more efficient and effective through its research consortium with Eindhoven University of Technology and the Jheronimus Academy of Data Science (JADS). The focus of this consortium is on applying the latest insights in data science and machine learning methods in order to make the SSP program more efficient in determining the sustainability maturity of suppliers, while also increasing the effectiveness of our supplier improvement approach.

In 2019, a machine learning tool was developed that is able to predict the sustainability performance of suppliers, based on a set of generic indicators. Moreover, we are able to predict the year-on-year improvements of suppliers that are part of the SSP program, allowing further specification of the engagement intensity towards individual supplier needs.

In addition, Philips ramped up its cross-industry engagement again in 2019, advocating further adoption of the SSP approach. The program design enables various codes of conduct to be included. Through public speaking engagements and 1-on-1 conversations with cross-industry peers, Philips is making the methodology available to other companies that want to make a sustainable impact in their supply chain.

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

Philips addresses the complexities of the minerals supply chains through a continuous due diligence process combined with active participation in multi-stakeholder initiatives to promote the responsible sourcing of minerals.

Conflict minerals due diligence

Each year, Philips investigates its supply chain to identify smelters of tin, tantalum, tungsten and gold in its supply chain and we have committed to not purchasing raw materials, subassemblies, or supplies found to contain conflict minerals.

Philips applies collective cross-industry leverage through active engagement via the Responsible Minerals Initiative (RMI, formerly known as the Conflict Free Sourcing Initiative (CFSI)). RMI identifies smelters that can demonstrate through an independent third-party audit that the minerals they procure are conflict-free. In 2019, Philips continued to actively direct its supply chain towards these smelters.

The Philips Conflict Minerals due diligence framework, measures and outcomes are described in the Conflict Minerals Report that we file annually to the U.S. Securities and Exchange Commission (SEC). Philips has this report voluntarily audited by an independent accredited third-party audit firm. The conflict minerals report is also publicly available on Philips’ website.

Each year, we work with our suppliers on the quality of their due diligence reporting by setting minimum criteria for the Conflict Minerals Reporting Templates (CMRT). In addition, we strive to reduce the number of non-identified smelters. In 2019, we were able to further improve the response rate. The quality of the CMRTs improved by 3 percentage points in comparison with 2018 due diligence. In addition, the number of non-listed smelters continued to decline, to 3 (2018: 5).

Philips Group

Conflict Minerals Due Diligence results

2017-2019

Key performance indicator	2017	2018	2019
Response rate of suppliers	99%	95%	100%
CMRTs that reached minimum acceptance criteria	91%	83%	86%
Non-listed smelters in our supply chain	9	5	3

Responsible Sourcing approach of Philips

Multi-stakeholder initiatives

Working together with other stakeholders to apply leverage

1. Establish strong company management systems
2. Identify and assess risks in the supply chain
3. Analyze and design a strategy
4. Independent third-party audit
5. Report on supply chain due diligence

Due diligence approach

OECD Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain

Stakeholder Dialog	Connecting supply & demand	Sharing knowledge & best practices
In-region projects for responsible mining	← Supply / Demand →	Supply chains for responsible sourcing

Blockchain-based traceability and data reporting system

SustainBlock is a blockchain-based project that demonstrates supply chain accountability from ASM mine sites all the way to mineral and metal end-users, and in turn provides downstream companies with information on the provenance of minerals contained in their products. The goal of this project was to create a blockchain-enabled system for tracking the provenance and due diligence of certain raw materials produced in CAHRAs across the entire supply chain via verified, cryptographically secured transactions. With grant support from the EPRM, the project was piloted along a tungsten supply chain originating from Rwanda. The project can reduce the costs associated with upstream due diligence borne by local ASM communities and enhance transparency of the supply chain of metal end-users. The first live demo of SustainBlock was presented at the 2019 OECD Forum on Responsible Mineral Supply Chains.

Access to formal markets, good practices and territorial governance in artisanal mining in Chocó, Colombia

This project, an example of an EPRM-funded projected completed in 2019, combines expertise from multi-sector partners including United Nations Environment Program (UNEP) to address some of the most critical barriers that the miners in the conflict-affected area of Chocó, Colombia are facing. It provides gold artisanal miners with solutions to improve mining practices and access to the European market via responsible and traceable supply chains. The project is expected to improve miners' environmental and labor practices, dignify their ASM livelihood, empower women in ASM, and promote territorial natural resources management and peacebuilding.

Multi-stakeholder initiatives for responsible sourcing of minerals

We believe that a multi-stakeholder collaboration in the responsible sourcing of minerals is the most viable approach for addressing the complexities of minerals value chains.

European Partnership for Responsible Minerals (EPRM)

Philips is a founding partner of EPRM and has been a strategic member since its inception in May 2016. EPRM is a multi-stakeholder partnership between governments, companies, and civil society actors working toward more sustainable minerals supply chains. The goal of EPRM is to create better social and economic conditions for mine workers and local mining communities by increasing the number of mines that adopt responsible mining practices in Conflict Affected and High Risk Areas (CAHRAs).

EPRM is an accompanying measure to the EU Conflict Minerals Regulation dedicated to making real change ‘on the ground’. Through EPRM, Philips financially supports activities to improve responsible mining practices in mining areas in CAHRAs and shares our knowledge and practice in conducting due diligence. Since 2018, Philips has actively participated in a working group focused on making the on-the-ground projects financially and strategically effective.

From here, the call for new proposals was developed, decisions on co-funding were made and criteria for scale-up potential were created. From January 2019 onwards, Philips is also an active board member in EPRM, representing the industrials pillar and serving to advance the organization further. In 2019, Philips joined two more working groups of EPRM as the only working group member from the industrial pillar. Philips contributed to the work of setting targets and indicators for measuring progress of EPRM activities and projects. In addition, it joined a working group intended to develop a self-assessment tool that enables SMEs to understand and monitor their advances in due diligence.

IRBC Responsible Gold Agreement

In June 2017 Royal Philips signed the Responsible Gold Agreement, joining a coalition to work on improving international responsible business conduct across the gold value chain. Signees include goldsmiths, jewelers, recyclers, NGOs, electronics companies, trade unions, and the Dutch government. This partnership intends to bring about cooperation between companies, government, trade unions, and NGOs to prevent abuses within production chains. From September 2019, Philips represents gold and precious metal, recycling, and electronic companies in the Steering Committee of the Responsible Gold Agreement.

From this partnership, Philips co-developed a project with several other parties including civil society actors, to facilitate sourcing of responsible gold from Uganda. The project is aimed specifically at artisanal and small-scale mines (ASM) and works to establish a sustainable, traceable gold supply chain with improved working conditions for miners and free of child labor. The approach is designed to be scaled up and serves as a potential blueprint for mines in other regions. Since 2019, Philips is also an active member of the steering committee of the Responsible Gold Agreement.

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

In addition, Philips initiated a multi-year program together with Terre des Hommes and several other organizations, aiming to drive systemic change at several Mica mines in India. The program entails a multi-pronged approach to improve the living conditions of Mica miners and their families. The aim of this project was to deliver on-the-ground education and empowerment, while enabling fairer prices and access to the market. The project was finalized in 2019, with the following achievements realized:

  1,540 children started receiving structural educational services
  1,300 children participated in awareness raising sessions
  387 local community members were trained in child protection activities and change agency

Next, Philips was able to contribute to the success of the Responsible Mica Initiative through its participation in the working group Traceability & Specification. Also, it facilitated the creation of the mica working group of the Responsible Minerals Initiative (RMI), thereby supporting the increased awareness amongst RMI members on the challenges of the extraction of Mica.

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

In 2011 we partnered with the CDP Supply Chain, through which we invite suppliers to disclose their environmental performance and carbon intensity. This year, there was a response rate of 80% (2018: 77%).

Philips Group

Supplier response rate to CDP questionnaire

2017-2019

2017	2018	2019
69%	77%	80%

From this group, 66% engaged in emission reduction initiatives (2018: 53%). In addition, 59% committed to carbon emission targets. Furthermore, 37% of the responding suppliers have set science-based targets of which 38% was approved formally. Our suppliers undertook projects in 2019 that resulted in savings on carbon emissions amounting to 62 million metric tonnes CO2.

In 2020, parts of our supply base will also be requested to respond to the CDP water program.

Environmental Footprint China

Philips proactively supports its Chinese suppliers in reducing their environmental footprint whilst at the same time contributing to Philips’ sustainability strategy.

Achievements in 2019

  Philips’ Supplier Sustainability team provided three training sessions on the Environment as well as on Health and Safety, which were attended by 87 suppliers
  Through our SSP engagement program, multiple suppliers improved their environmental performance on hazardous waste handling, waste-water and air-treatment facilities, and fire-prevention initiatives. On average, the environmental performance of suppliers in the program showed a year-on-year improvement of 13%.
  Philips' Supplier Sustainability team monitored the environmental performance of its 2nd-tier suppliers through a database from the Institute of Public & Environmental Affairs (IPE)

9Risk management

9.1Our approach to risk management

Vision and objectives

Philips believes risk management is a value-creating activity that complements our innovation and entrepreneurship. Philips’ risk management approach is part of the Philips Business System (PBS) and is articulated through our governance (accountabilities and roles), our policies on Risk Appetite, our risk management process standard and Philips Business Control Framework, and our General Business Principles (GBP). These are further described in this chapter. The company’s risk management is designed to provide reasonable assurance that strategic and operational objectives are met, legal requirements are complied with, and the integrity of the company’s financial reporting and related disclosures is safeguarded. However, there can be no absolute assurance that our risk management will avoid or mitigate all risks that Philips faces. The main risks are described in Risk factors.

All forward-looking statements made on or after the date of this Annual Report and attributable to Philips are expressly qualified, in their entirety, by the factors described in the cautionary statement included in Forward-looking statements and in the overview of risk factors described in Risk factors.

Risk management governance

The Executive Committee oversees, identifies and manages the risks Philips faces in executing its strategy. It also defines the Risk Appetite and provides the risk management framework, as well as monitoring the latter’s effectiveness. The Risk Management Support Team, consisting of several functional experts covering the various categories of enterprise risk, supports the Executive Committee through regular analysis of the enterprise risk profile and improvement of the risk management framework. Management is responsible for identifying critical risks and implementing appropriate risk responses within their area of responsibility. Various functions (such as Internal Control, Quality & Regulatory, Group Security) support management of specific risk areas.

The Internal Audit function assesses the quality of risk management and controls through the execution of a risk-based audit plan, as approved by the Audit Committee of the Supervisory Board. Leadership from the Board of Management, Executive Committee, Businesses, Markets and key Functions meet with Internal Audit each quarter in Audit & Risk Committees to discuss strengths and weaknesses of risk management and controls – as evaluated by internal and external auditors and other (self) assessments – and take corrective action where necessary.

The Disclosure Committee oversees the company’s disclosure activities and assists the Board of Management in fulfilling its responsibilities in this respect. The Committee’s purpose is to ensure that the company implements and maintains internal procedures for the timely collection, evaluation and disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the company is subject.

The Security Steering Committee (SSC) and the Group Security function manage security (including cybersecurity) risks at Philips. The SSC evaluates and sets the Group’s security strategy, issues security policies and evaluates progress and effectiveness. Dedicated security reports are shared with the Board of Management, Executive Committee, Supervisory Board and external auditors. On a quarterly basis, briefings on cybersecurity risks are provided to the IT Audit & Risk Committee.

The Audit Committee and the Quality & Regulatory Committee of the Supervisory Board assist the Supervisory Board in fulfilling its oversight responsibilities. The quality of risk management and controls, and the findings of internal and external audits, are reported to, and discussed with, the Audit Committee of the Supervisory Board. The Quality & Regulatory Committee’s role particularly relates to the quality, including regulatory compliance, of the company’s products (including software), services and systems and their development, testing, manufacturing, marketing and servicing.

In Corporate governance the company addresses the main elements of its corporate governance structure, reports on how it applies the principles and best practices of the Dutch Corporate Governance Code, and provides certain other information.

Risk appetite

The Executive Committee and management seek to manage risks consistently within the risk appetite. Risk appetite is set by the Executive Committee and described in the risk management policy. It is effectuated as an integral part of our PBS, various elements of which – such as Strategy, Behaviors, GBP, Authority schedules, Policies, Process standards and Performance management systems – include or reflect risk taking guidance.

Philips’ risk appetite differs depending on the type of risk, ranging from an entrepreneurial to a mitigating approach. We believe we must operate within the dynamics of the health technology industry and take the risks needed to ensure we continually revitalize our offerings and the way we work. At the same time, Philips attaches prime importance to integrity, product quality and safety, including compliance with regulations and quality standards. Risk appetite for the four main risk categories is visualized below.

Philips does not classify these risk categories in order of importance.

Risk Management

In order to provide a comprehensive view of Philips’ risks, structured risk assessments take place according to the Philips risk management process standard, applying a top-down and bottom-up approach. The process is supported by workshops with management at Group, Business, Market and Group Function levels. During 2019, several risk management workshops were held.

Key elements of the Philips risk management policy are:

  Management of Businesses, Markets and key Functions perform a risk assessment at least once a year, taking their strategic plan into consideration. Risks are assessed and prioritized based on impact, likelihood and effectiveness of controls, and appropriate risk responses are implemented;
  Management monitors developments in the risk profile and risk response effectiveness, which are discussed each quarter in Audit & Risk Committees and Performance Reviews;
  As an integral part of the strategy review, each year the Executive Committee assesses the enterprise risk profile and reviews the potential risk impact versus group risk appetite. This risk assessment takes into account various inputs such as risk assessments of Businesses, Markets and Functions, findings from Philips Internal Audit, Legal and Insurance, the materiality analysis (refer to Sustainability statements), views from management and external research;
  Developments in the enterprise risk profile and management’s initiatives to improve risk responses are also discussed and monitored during the quarterly meeting of the Audit Committee of the Supervisory Board;
  At least once a year the Executive Committee reviews the Philips risk management policy, including risk appetite, and the risk management approach, and improves the risk management framework as and when required;
  The Philips risk management policy, risk profile and the risk management framework are discussed at least once a year with the Audit Committee of the Supervisory Board and with the full Supervisory Board.

Examples of measures taken during 2019 to further strengthen risk management:

  Update of Philips Business System, including the risk management policy and standard, with more explicit requirements for management of risk, compliance requirements and controls;
  Establishment of a Risk & Compliance Center of Excellence to drive knowledge sharing, standardization and transparency;
  Improvement of ERM performance reporting and more explicit connection of enterprise risks in the strategic performance review;
  Increased use of data analytics in controls monitoring and process mining to identify deviations from standard;
  Establishment of a Group Security function to more closely align and coordinate security management efforts;
  Continued development of the Information Security Program in view of the increasing exposure to cybercrime and information security requirements resulting from digitalization and our strategic focus as a health technology company;
  The potential impact of challenging global political and economic developments on our results were closely monitored, evaluated and addressed by implementing mitigating actions to the extent possible;
  Continued significant investments in the Quality Management System across the company. Changes have been made to the company-wide quality leadership, and new standards and initiatives have been launched.

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

As part of the PBCF, Philips has implemented a standard set of internal controls over financial reporting. Together with Philips’ established accounting procedures, this standard set of internal controls is designed to provide reasonable assurance that assets are safeguarded, that the books and records properly reflect transactions necessary to permit preparation of financial statements, that policies and procedures are carried out by qualified personnel, and that published financial statements are properly prepared and do not contain any material misstatements. In each unit, management is responsible for customizing the controls set for their business, risk profile and operations.

Each year, management’s accountability for internal controls for financial reporting is evidenced through the formal certification statement sign-off. Any deficiencies noted in the design and operating effectiveness of Internal Controls over Financial Reporting which were not completely remediated, are evaluated at year-end by the Board of Management. The Board of Management’s report, including its conclusions regarding the effectiveness of Internal Controls over Financial Reporting, can be found in Management’s report on internal control.

Philips General Business Principles (GBP)

As part of the Philips Business System, our GBP set the standard for our business conduct and have been enhanced in 2019 to more clearly reflect our health technology strategy. The GBP form an integral part of labor contracts in virtually every country in which Philips operates, and translations are available in 31 languages. Each year, employees reconfirm their commitment to the code of conduct after completing their GBP e-learning, while there is an additional annual sign-off for Executives, Finance and Procurement staff. Detailed underlying policies, manuals, training, and tools are in place to give employees practical guidance on how to apply and uphold the GBP in their daily work.

One of the policies underlying the GBP is the Financial Code of Ethics which applies to designated senior executives, including the Chief Executive Officer and the Chief Financial Officer and to the Senior Management in the Philips Finance Leadership team who head up the finance departments of the company.

The GBP Review Committee is ultimately responsible for the effective deployment of the GBP and for generally promoting a culture of compliance and ethics within the company. The Committee is chaired by the Chief Legal Officer, and its members include the Chief HR Officer, the Chief of International Markets and the Chief Financial Officer. Furthermore, all of our 17 markets have quarterly market compliance committees, which act as local satellites of the GBP Review Committee, dealing with GBP-related matters within the local context. They are also responsible for the design and execution of localized compliance plans that are tailored to their market-specific risks and organizational set-up. The Secretariat of the GBP Review Committee, together with a worldwide network of GBP Compliance Officers, supports the organization with the implementation of GBP initiatives.

As part of our continuous effort to raise GBP awareness and foster dialogue throughout the organization, each year a global GBP communications and training plan is deployed, including our annual GBP Dialogue Initiative, aimed at reinforcing a culture of dialogue while practicing with ethical dilemmas that are relevant for our workforce.

A key control to measure implementation of our GBP is the GBP Self-Assessment, which is part of our Internal Control framework. Following the 2018 review, this enhanced control was re-deployed throughout the organization in the first half of 2019. In addition, we again bolstered the resources of our legal compliance monitoring team in Chennai, India, serving both our business customers as well as compliance networks with actionable compliance data, thus further improving our compliance control framework.

The GBP are supported by established mechanisms that ensure standardized reporting and enable both employees and third parties to escalate concerns 24/7. Concerns raised are registered consistently in a single database hosted outside of Philips servers to ensure confidentiality and security of identity and information. Encouraging people to speak up through the available channels if they have a concern will continue to be a cornerstone of our GBP communications and awareness campaigns.

Through the Audit Committee of the Supervisory Board, the company also has procedures in place for the receipt, retention and treatment of complaints specifically relating to accounting, internal accounting controls or auditing matters. The Reporting Policy Accounting and Audit Matters allows the confidential, anonymous submission of complaints regarding questionable accounting or auditing matters.

The GBP and underlying policies, including the Financial Code of Ethics, are published on the company website, at www.philips.com/gbp.

9.2Risk factors

Philips believes the risks set out below are the material risks that could impact its ability to achieve its objectives. These risk factors may not, however, include all the risks that ultimately affect Philips. Some risks not yet known to Philips, or currently believed not to be material, may ultimately have a major impact on Philips’ business, revenues, income, assets, liquidity, capital resources and/or ability to achieve its business objectives. Philips defines risks in four main categories: Strategic, Operational, Compliance and Financial risks. Philips presents the risk factors within each risk category in order of Philips’ current view of their expected significance. Describing risk factors in their order of expected significance within each risk category does not mean that a lower listed risk factor may not have a material and adverse impact on Philips’ business, revenues, income, assets, liquidity, capital resources and/or ability to achieve its business objectives. Furthermore, a risk factor listed below other risk factors may ultimately prove to have more significant adverse consequences than those other risk factors.

9.3Strategic risks

Philips may be unable to adapt swiftly to changes in industry or market circumstances.

Fundamental shifts in the health technology industry, such as the transition to digital and increased emphasis on sustainability, may drastically change the business environment in which Philips operates. The inability of Philips to recognize these changes in good time, adjust its business models, or introduce new products and services in response to these changes or other circumstances such as pricing actions by competitors, could result in a material adverse effect on Philips’ business, financial condition and operating results.

Philips global operations are exposed to economic and political changes that could adversely impact its financial condition and results.

Philips’ business environment is influenced by political and economic conditions in individual and global markets. Mature economies are currently the main source of revenues, while emerging economies are an increasing source of revenues. Philips sources its products and services mainly from the US, EU (primarily the Netherlands) and China, and the majority of Philips’ assets are located in these geographies. In particular, Philips expects that disruption due to coronavirus (COVID-19) in China and elsewhere will have a negative impact on its results of operations and on supply chains involving the relevant jurisdictions.

Changes in monetary policy and trade and tax laws in the US, China and EU can have a significant adverse impact on other mature economies, emerging economies and international financial markets. Such changes, including tariffs and sanctions, may trigger reactions and countermeasures, leading to adverse impacts on global trade levels and flows, economic growth and political stability, all of which may have an adverse effect on business growth and stability on international financial markets. Furthermore it is uncertain whether Philips will be able to pass on any additional costs resulting from these events to its customers.

The changes (and the potential impacts of such changes) which are described above, or other factors which may impact economic conditions relevant to Philips, including US, Chinese and EU macro-economic outlook, foreign policy, monetary policy, healthcare budget, trade and tax laws, measures adopted with respect to sustainability and climate change, and the impact of local or global health events, are difficult to predict. Philips may encounter difficulty in planning and managing operations due to a lack of adequate infrastructure, foreign currency fluctuations, import or export controls, increased healthcare regulation, nationalization of assets or restrictions on the repatriation of returns from foreign investments. Economic and political uncertainty may have a material adverse impact on Philips’ business, financial condition and operating results and can also make it more difficult for Philips to budget and make financial forecasts accurately. Instability and volatility in international financial markets could have a negative impact on Philips’ access to funding. Uncertainty remains as to the levels of (public) capital expenditure in general, unemployment levels, and consumer and business confidence, all of which could adversely affect demand for products and services offered by Philips. Given that growth in emerging economies is broadly correlated to US, Chinese and European economic growth and that such emerging economies are increasingly important to Philips’ business operations, the above-mentioned risks are also expected to grow and could have an increasingly material adverse effect on Philips’ financial condition and results.

Philips’ overall risk profile is changing as a result of its focus on health technology.

As Philips’ business profile shifts to focus on health technology, with a changing products and services portfolio and acquisitions, dispositions and partnerships to support the execution of its health technology strategy, Philips is more exposed to developments in the health technology industry. It may therefore have a reduced ability to offset potential negative impacts of those developments through a more diversified portfolio. As Philips transitions from selling health technology products to selling health technology solutions, the nature of our customer relations is also evolving, which raises the long-term risk of (amongst others) customer default and dependency. Dispositions consistent with Philips’ focus on health technology, including in relation to Philips’ domestic appliances business, may result in additional costs and divert management attention from other business priorities and risks, and the timing, terms, execution and proceeds of any such dispositions are uncertain.

Philips’ overall performance in the coming years is depending on the realization of its growth ambitions and results in growth geographies.

Growth geographies are becoming increasingly important to Philips’ business plan, and Asia is an important production, sourcing and design center for Philips. Philips faces intense competition from local companies as well as other global players for market share in growth geographies. Philips needs to maintain and grow its position in growth geographies, invest in data-driven services, invest in local talent, understand developments in end-user preferences, and localize its portfolio in order to stay competitive in these growth geographies. If Philips fails to achieve these objectives, it could have a material adverse effect on the company’s business, financial condition and operating results.

Philips may not control joint ventures or associated companies in which it holds interests or invests, which could limit the ability of Philips to identify and manage risks.

Philips may from time to time hold interests and investments in joint ventures and associated companies in which it has a non-controlling interest and may continue to do so. In these cases, Philips has limited influence over, and limited or no control of, the governance, performance and cost of operations of the joint ventures and associated companies. Some of these joint ventures and associated companies may represent significant investments and potentially also use the Philips brand. The joint ventures and associated companies that Philips does not control may make business, financial or investment decisions contrary to Philips’ interests or may make decisions different from those that Philips itself may have made. Additionally, Philips’ partners or members of a particular joint venture or associated company may not be able to meet their financial or other obligations, which could expose Philips to additional financial or other obligations, as well as having a material adverse effect on the value of its investments in those entities or potentially subjecting Philips to additional claims.

Acquisitions could expose Philips to integration risks which may negatively impact Philips’ return on investment.

Selected acquisitions have been and are expected to be a part of Philips’ growth strategy. Acquisitions may expose Philips to integration risks in areas such as sales and service force integration, logistics, regulatory compliance, information technology and finance. Integration difficulties and complexity may adversely impact the realization of increased contributions from acquisitions. Philips may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses. Acquisitions may also divert management attention from other business priorities and risks. Cost savings expected to be implemented following an acquisition may be difficult to achieve. Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill, which may later be subject to write-down if an acquired business does not perform as expected, which may have a material adverse effect on Philips’ earnings.

Philips may be unable to secure and maintain intellectual property rights for its products and services, or may use intellectual property rights unauthorized, which could have a material adverse effect on its results.

Philips is dependent on its ability to obtain and maintain licenses and other intellectual property (IP) rights covering its products and services and its design and manufacturing processes. The IP portfolio is the result of an extensive patenting process that could be influenced by a number of factors, including innovation. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Philips. This is particularly applicable to the segment Other, where licenses from Philips to third parties generate IP royalties and are important to Philips’ results of operations. The timing of licenses from Philips to third parties and associated revenues from IP royalties are uncertain and may vary significantly from period to period. A loss or impairment in connection with such licenses to third parties could have a material adverse impact on Philips’ financial condition and operating results. Philips is also exposed to the risk that a third party may claim to own the intellectual property rights to technology applied in Philips’ products and services. In the event that any such claims of infringement of these intellectual property rights are successful, Philips may be required to pay damages to such third parties, or may incur other costs or losses.

9.4Operational risks

Failure to comply with quality standards, product safety laws and good manufacturing practices may result in product liability claims against Philips and an adverse impact on Philips’ reputation and brand.

Philips operates in a highly regulated product safety and quality environment and is required to comply with the highest standards of quality in the manufacture of its medical devices and in the provision of related services. Philips’ brand image and reputation would be adversely impacted by non-compliance with various product safety laws, good manufacturing practices and data protection regulations. Philips is also exposed to the risk that its products, including components or materials procured from suppliers, may prove not to be compliant with safety laws, e.g. chemical safety regulations. Such non-compliance could result in a ban on the sale or use of these products. In addition, quality issues and/or liability claims related to products and services could affect Philips’ reputation and its relationships with key customers (both customers for end-products and customers that use Philips’ products and services in their business processes) and demand for Philips products. As a result, depending on the product and manufacturing site concerned and the severity of the quality issue, Philips may suffer financial losses through lost revenue and the cost of any required remedial actions or damages claims, and such quality issues could have further impact on Philips’ reputation, market share and brand.

A breach in the security of, or a significant disruption to, our information technology systems or could adversely affect our operating results, financial condition, reputation and brand.

Philips relies on information technology to operate and manage its businesses and store confidential data (relating to employees, customers, intellectual property, suppliers and other partners). In addition, the integration of new acquisitions and the successful outsourcing of business processes are highly dependent on secure and well-controlled IT systems. Philips’ products, solutions and services increasingly contain sophisticated and complex information technology and generate confidential data related to customers and patients. Potential geopolitical conflicts and criminal activity continue to drive increases in the number and severity of cyber-attacks in general. Like many other multinational companies, Philips is therefore inherently and increasingly exposed to the risk of cyber-attacks. Information systems may be damaged, disrupted (including the provision of services to customers) or shut down due to (cyber) attacks by hackers, computer viruses or other malware. In addition, breaches in the security of our systems (or the systems of our customers, suppliers or other business partners) could result in the misappropriation, destruction or unauthorized disclosure of confidential information (including intellectual property) or personal data belonging to us or to our employees, partners, customers or suppliers. The aforementioned risks are particularly significant with respect to patient medical records. Successful cyber-attacks may result in substantial costs and other negative consequences, which may include, but are not limited to, lost revenues, reputational damage, remediation costs, and other liabilities to regulators, customers and partners and may involve incurrence of civil and/or criminal penalties. Furthermore, enhanced protection measures can involve significant costs. While cyber-attacks have not historically resulted in significant damage, or caused Philips to incur significant monetary cost in taking corrective action, there can be no assurance that future cyber-attack incidents will not result in significant damage to Philips systems, or result in financial losses, penalties or the other consequences described above.

Philips is exposed to risks in connection with IT system changes or failures.

Philips continuously seeks to create a more open, standardized and cost-effective IT landscape, for instance through further outsourcing, offshoring, commoditization and ongoing reduction in the number of IT systems. These changes create third-party risk with regard to the delivery of IT services, the availability of IT systems, and the scope and nature of the functionality offered by IT systems. Although Philips has sought to strengthen security measures and quality controls relating to these systems, these measures may prove to be insufficient or unsuccessful.

If Philips is unable to ensure effective supply chain management we may be faced for example interruptions or rising raw material prices, which could negatively impact our competitiveness in markets.

Philips is continuing the process of creating a leaner supply base with fewer suppliers, while maintaining dual/multiple sourcing strategies where feasible. This strategy requires close cooperation with suppliers to enhance, among other things, time to market and quality. In addition, Philips is continuing its initiatives to replace internal capabilities with less costly outsourced products and services. These processes may result in increased dependency on external suppliers and providers. Although Philips works closely with its suppliers to avoid supply-related problems, there can be no assurance that it will not encounter supply problems in the future or that it will be able to replace a supplier that is not able to meet demand sufficiently quickly to avoid disruptions.

Shortages or delays could materially harm Philips’ business. Most of Philips’ activities are conducted outside of the Netherlands, and international operations bring challenges. For example, Philips depends partly on the production and procurement of products and parts from Asian countries, this dependence constitutes a risk that production and shipping of products and parts could be interrupted by regional conflicts, health events such as coronavirus (COVID-19), a natural disaster or extreme weather events resulting from climate change. A general shortage of materials, components or subcomponents as a result of conflicts, health events, natural disasters or weather events or other unanticipated events also pose the risk of fluctuations in prices and demand, which could have a material adverse effect on Philips’ financial condition and operating results.

Philips purchases raw materials, including so-called rare earth metals, copper, steel, aluminum, noble gases and oil-related products, which exposes it to fluctuations in energy and raw material prices. In recent times, commodities have been subject to volatile markets, and such volatility is expected to continue. If Philips is not able to compensate for increased costs of raw materials, reduce reliance on such raw materials or pass on increased costs to customers, then price increases could have a material adverse impact on Philips’ results. In contrast, in times of falling commodity prices, Philips may not fully benefit from such price decreases, since Philips attempts to reduce the risk of rising commodity prices by several means, including long-term contracting or physical and financial hedging.

Failure to drive operational excellence, productivity and speed in Philips’ process to create and bring product and solution innovations to market could hamper Philips’ profitable growth ambitions.

To realize Philips’ ambitions for profitable growth, it is important that the company makes further improvements in its product and solution creation process, ensuring timely delivery of new products and solutions at lower cost, and in customer service levels, to gain sustainable competitive advantage. The emergence of new low-cost competitors, particularly in Asia, further underlines the importance of improvements in the product creation process. The success of new product and solution creation, however, depends on a number of factors, including timely and successful completion of development efforts, market acceptance, Philips’ ability to manage the risks associated with new products and production ramp-up issues, the ability of Philips to attract and retain employees with the appropriate skills, the availability of products in the right quantities and at appropriate costs to meet anticipated demand, and the risk that new products and services may have quality or other defects in the early stages of introduction. Costs of developing new products and solutions may be reflected on Philips’ balance sheet and may be subject to write-down or impairment as a result of the performance of such products or services, and the significance and timing of such write-downs or impairments are uncertain. Accordingly, Philips cannot determine in advance the ultimate effect that new product and solutions creations will have on its financial condition and operating results. If Philips fails to create and commercialize products, or fails to ensure that end-user insights are translated into solution and product creations that improve product mix and consequently contribution, it may lose market share and competitiveness, which could have a material adverse effect on its financial condition and operating results.

Because Philips is dependent on its people for leadership and specialized skills, a loss of its ability to attract and retain such personnel would have an adverse effect on its business.

The attraction and retention of talented employees in sales and marketing, research and development, finance, and general management, as well as highly specialized technical personnel, especially in transferring technologies to low-cost countries, is critical to Philips’ success. The loss of employees with specialized skills could also result in business interruptions. There can be no assurance that Philips will be successful in attracting and retaining highly qualified employees and the key personnel needed in the future.

Brexit could have an adverse effect on the company's operations

Philips sells products and services and currently has manufacturing operations in the United Kingdom. Depending on the outcome of Brexit (including future trade arrangements between the UK and the EU or other countries) and the transitional period following Brexit, which are currently uncertain, the potential financial impact ranges from adverse movements of the pound sterling versus the euro and the US dollar to supply chain disruptions due to the re-introduction of customs controls and the imposition of new tariffs on imports or exports to and from the United Kingdom. Philips has been preparing and planning for the impact of Brexit and future trade arrangements, however unsuccessful negotiations or unexpected outcomes with respect to the transitional period or future trade arrangements may have a material adverse effect on Philips' financial condition and operating results.

9.5Compliance risks

Philips is exposed to non-compliance with the various regulatory regimes their products and services are subject to, including data privacy requirements.

Philips’ products and services are subject to regulation (e.g. EU Medical Devices Regulation) by various government and regulatory agencies (e.g. FDA (US), NMPA (China), MHRA (UK), ASNM (France), BfArM (Germany), IGZ (Netherlands)) that may have different regulatory requirements and related processes. Obtaining regulatory approvals is costly and time-consuming, but is required for introducing products in the market. Philips’ increased focus on the healthcare sector increases its exposure to such highly regulated markets, where obtaining clearances or approvals for new products is of great importance. A delay or inability to obtain the necessary regulatory approvals for new products could have a material adverse effect on Philips’ business. In addition, conditions imposed by regulatory authorities could result in product recalls or a temporary ban on products and/or stoppages at production facilities, or increased implementation costs in the roll-out of products and services or claims for damages. The risk also exists that product safety incidents or user concerns, as in the past, could trigger business reviews by the FDA or other regulatory agencies: if failed, these reviews could lead to business interruption, which in turn could adversely affect Philips’ financial condition and operating results, as well as our reputation and brand. In light of Philips’ digital strategy, including its holding of personal health data and medical data, compliance with data privacy and similar laws is increasingly important to Philips’ business and operations. Non-compliance with any applicable laws and regulations, including with respect to product regulation and data privacy, may result in penalties, cost of proceedings and litigation, and repair costs, any of which may have a material adverse effect on Philips' financial condition and results of operations.

Philips is exposed to governmental investigations and legal proceedings with regard to possible anti-competitive market practices and other matters.

Philips, including a certain number of its current and former group companies, is involved in legal proceedings relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. In particular, European and various national authorities are focused on possible anti-competitive market practices. Philips’ financial position and results could be materially affected by an adverse final outcome of governmental investigations and litigation, as well as any potential related claims. In the past, Philips has been subject to such investigations, litigation and related claims. Since the ultimate outcome of asserted claims and proceedings, or the impact of any claims that may be asserted in the future, cannot be predicted with certainty, Philips’ financial position and results of operations could be affected materially by adverse outcomes.

Philips is exposed to non-compliance with business conduct rules and regulations.

Philips’ attempts to realize its growth ambitions could expose it to the risk of non-compliance with business conduct rules and regulations, such as anti-bribery provisions. This risk is heightened in growth geographies as the legal and regulatory environment is less developed in growth geographies compared to mature geographies. Examples include commission payments to third parties, remuneration payments to agents, distributors, consultants and the like, and the acceptance of gifts, which may be considered in some markets to be normal local business practice. These risks could adversely affect Philips’ financial condition and our reputation and brand.

9.6Financial risks

Philips is exposed to a variety of treasury risks and other financial risks including liquidity risk, currency risk, interest rate risk, commodity price risk, credit risk, country risk and other insurable risk.

Negative developments impacting the liquidity of global capital markets could affect the ability of Philips to raise or re-finance debt in the capital markets, or could lead to significant increases in the cost of such borrowing in the future. If the markets expect a downgrade by the rating agencies, or if such a downgrade has actually taken place, this could increase the cost of borrowing, reduce our potential investor base and adversely affect our business.

Philips operates in over 100 countries and its reported earnings and equity are therefore inevitably exposed to fluctuations in exchange rates of foreign currencies against the euro. Philips’ sales are sensitive in particular to movements in the US dollar, Japanese yen, Chinese yuan and a wide range of other currencies from developed and emerging economies. Philips’ sourcing and manufacturing spend is concentrated in the European Union, the United States and China. Income from operations is particularly sensitive to movements in currencies of countries where the Group has no or very small-scale manufacturing/local sourcing activities but significant sales of its products or services, such as Japan, Canada, Australia and the United Kingdom and in a range of emerging markets such as Russia, South Korea, Indonesia, India and Brazil.

In view of the long lifecycle of healthcare technology solution sales and partnerships, the financial risk of counterparties with outstanding payment obligations creates exposure risks for Philips, particularly in relation to accounts receivable with customers and liquid assets and fair values of derivatives and insurance receivables contracts with financial counterparties. A default by counterparties in such transactions can have a material adverse effect on Philips’ financial condition and operating results.

Philips is exposed to interest rate risk, particularly in relation to its long-term debt position; this risk can take the form of either fair value or cash flow risk. Failure to effectively hedge this risk can impact Philips’ financial condition and operating results.

Philips is exposed to tax risks which could have a significant adverse financial impact.

Philips is exposed to tax risks which could result in double taxation, penalties and interest payments. The source of the risks could originate from local tax rules and regulations as well as international and EU regulatory frameworks. These include transfer pricing risks on internal cross-border deliveries of goods and services, tax risks related to acquisitions and divestments, tax risks related to permanent establishments, tax risks relating to tax loss, interest and tax credits carried forward and potential changes in tax law that could result in higher tax expenses and payments. The risks may have a significant impact on local financial tax results, which, in turn, could adversely affect Philips’ financial condition and operating results.

The value of the deferred tax assets, such as tax losses carried forward, is subject to the availability of sufficient taxable income within the tax loss-carry-forward period, but also to the availability of sufficient taxable income within the foreseeable future in the case of tax losses carried forward with an indefinite carry-forward period. The ultimate realization of the company’s deferred tax assets, including tax losses and tax credits carried forward, depends on the generation of future taxable income in the countries where the temporary differences, unused tax losses and unused tax credits were incurred, and on periods during which the deferred tax assets become deductible. Additionally, in certain instances, realization of such deferred tax assets depends on the successful execution of tax planning strategies. Accordingly, there can be no absolute assurance that all deferred tax assets, such as (net) tax losses and credits carried forward, will be realized.

Philips has defined-benefit pension plans and other post-retirement plans in a number of countries. The funded status and maintenance cost are influenced by movements in financial markets and demographic developments, which may result in volatility in Philips’ financials.

A significant proportion of (former) employees in Europe and North and Latin America are covered by defined-benefit pension plans and other post-retirement plans. The accounting for such plans requires management to make estimates on assumptions such as discount rates, inflation, longevity, expected cost of medical care and expected rates of compensation. Changes in these assumptions (e.g. due to movements in financial markets) can have a significant impact on the Defined Benefit Obligation and net interest cost.

Flaws in internal controls would adversely affect our financial reporting and management process.

Accurate disclosures provide investors and other market professionals with significant information for a better understanding of Philips’ businesses. Failures in internal controls or other issues with respect to Philips’ public disclosures, including disclosures with respect to cybersecurity risks and incidents, could create market uncertainty regarding the reliability of the data (including financial data) presented and could have a negative impact on the price of Philips securities. In addition, the reliability of revenue and expenditure data is key for steering the businesses and for managing top-line and bottom-line growth. The long lifecycle of healthcare technology solution sales, from order acceptance to accepted installation and servicing, together with the complexity of the accounting rules for when revenue can be recognized in the accounts, presents a challenge in terms of ensuring consistent and correct application of the accounting rules throughout Philips’ global business. Any flaws in internal controls, or regulatory or investor actions in connection with flaws in internal controls, could adversely affect Philips’ financial condition, results of operation, reputation and brand.

10Supervisory Board

Jeroen van der Veer2)3)
Born 1947, Dutch
Chairman
Chairman of the Corporate Governance and Nomination & Selection Committee
Member of the Supervisory Board since 2009; third term expires in 2021
Former Chief Executive and Non-executive Director of Royal Dutch Shell and currently Chairman of the Supervisory Board of Royal Boskalis Westminster N.V. Vice-Chairman of the Supervisory Board of Equinor ASA. Chairman of the Supervisory Council of Delft University of Technology. Chairman of Het Concertgebouw Fonds (foundation). Also a senior advisor at Mazarine Energy B.V.
Neelam Dhawan1)
Born 1959, Indian
Member of the Supervisory Board since 2012; second term expires in 2020
Head India Advisory Board, IBM. Non-Executive Board Member of ICICI Bank Limited and Yatra Online Inc. Former Vice President, Global Sales and Alliance - Asia Pacific & Japan, Hewlett Packard Enterprise.
Liz Doherty1)
Born 1957, British/Irish
Member of the Supervisory Board since 2019; first term expires in 2023
Former CFO and board member of Reckitt Benckiser Group PLC, former CFO of Brambles Ltd, former non-executive director and audit committee member at Delhaize Group, Nokia Corp., SABMiller PLC and Dunelm Group PLC. Currently, member of the Supervisory Board and Chairwoman of the audit committee of Novartis AG, member of the Supervisory Board of Corbion N.V. Fellow of the Chartered Institute of Management Accountants. Former non-executive board member of the UK Ministry of Justice and of Her Majesty’s Courts and Tribunals Service (UK). Currently advisor to GBfoods and Affinity Petcare SA, subsidiairies of Agrolimen SA.
Orit Gadiesh2)
Born 1951, Israeli/American
Member of the Supervisory Board since 2014; second term expires in 2022
Currently Chairman of Bain & Company and member of the Foundation Board of the World Economic Forum (WEF) and member of the United States Council of Foreign Relations.
Marc Harrison4)
Born 1964, American
Member of the Supervisory Board since 2018; first term expires in 2022
Currently President and Chief Executive Officer of Intermountain Healthcare. Former Chief of International Business Development for Cleveland Clinic and Chief Executive Officer of Cleveland Clinic Abu Dhabi.
Christine Poon2)3)4)
Born 1952, American
Vice-Chairwoman and Secretary
Chairwoman of the Remuneration Committee
Member of the Supervisory Board since 2009; third term expires in 2021
Former Vice-Chairwoman of Johnson & Johnson’s Board of Directors and Worldwide Chairwoman of the Pharmaceuticals Group. Former dean of Ohio State University’s Fisher College of Business. Currently member of the Boards of Directors of Prudential, Regeneron and Sherwin Williams.
David Pyott1)4)
Born 1953, British/American
Chairman of the Audit Committee and the Quality & Regulatory Committee
Member of the Supervisory Board since 2015; second term expires in 2023
Former Chairman and Chief Executive Officer of Allergan, Inc. Currently Lead Director of Avery Dennison Corporation. Member of the Board of Directors of Alnylam Pharmaceuticals Inc. and BioMarin Pharmaceutical Inc. Chairman of privately held Bioniz Therapeutics. Deputy Chairman of the Governing Board of London Business School, member of the Board of Trustees of California Institute of Technology, President of the International Council of Ophthalmology Foundation and member of the Advisory Board of the Foundation of the American Academy of Ophthalmology.
Paul Stoffels
Born 1962, Belgian
Member of the Supervisory Board since 2018; first term expires in 2022
Currently Vice Chair of the Executive Committee and Chief Scientific Officer at Johnson & Johnson. Previously, Worldwide Chair of Pharmaceuticals at Johnson & Johnson, CEO of Virco and Chairman of Tibotec.
1)member of the Audit Committee2)member of the Remuneration Committee3)member of the Corporate Governance and Nomination & Selection Committee4)member of the Quality & Regulatory Committee
For a current overview of the Supervisory Board members, see also https://www.philips.com/a-w/about/company/our-management/supervisory-board.htm

11Supervisory Board report

Letter from the Chairman of the Supervisory Board

Dear Stakeholder,

Philips continued to make significant progress on many fronts in 2019, despite sustained global geo-political and economic uncertainty. The company enjoyed good growth, while tariff headwinds and transformation investments weighed upon the financial return. Philips’ strategy to become the leading provider of health technology solutions and advance value-based care along the health continuum is resonating strongly with customers and investors. The company’s innovations – supporting personal health, precision diagnosis, image-guided therapies and connected care across various care settings, and leveraging the power of data and informatics – have strong market positions. At the same time, Philips’ strong focus on customer needs is translating into an increasing proportion of solutions-based sales, e.g. from the growing number of long-term strategic partnerships.

As a purpose-driven company, Philips has aligned its goals with the UN’s Sustainable Development Goals (SDG), specifically SDG 3 (Ensure healthy lives and promote well-being for all at all ages), 12 (Ensure sustainable consumption and production patterns) and 13 (Take urgent action to combat climate change and its impacts). Philips continues to work towards its ambitious sustainability targets, supporting improved access to care for underserved communities, driving the transition to a circular economy-based business approach, and taking further steps towards carbon neutrality in its operations by 2020.

In terms of financial performance, Philips was able to deliver on its medium-term top-line target of 4-6% comparable sales growth*). Although profitability improved, it was less than the 100 basis points on average for each of the past three years. Capital allocation remains balanced across dividends, share buybacks, organic Research & Development (R&D) investments, and Mergers & Acquisitions (M&A) transactions

The Supervisory Board spent several sessions in 2019 reviewing, among other things, Philips’ performance, strategy, talent pipeline, business controls, quality, and sustainability programs.

At the AGM in May, CEO Frans van Houten and CFO Abhijit Bhattacharya were re-appointed for another 4-year term, ensuring continuity of the successful transformation Philips is going through.

At the same meeting, the Supervisory Board was strengthened by the addition of Liz Doherty, a senior finance executive with 30 years of international experience in large multinational organizations, including international consumer and retail businesses. In view of Philips’ transformation into a customer-centric solutions company focused on health technology across the personal health and professional healthcare domains, I am confident Liz will make a significant contribution to the work of our Board.

I would like to take this opportunity to thank Jackson Tai and Heino von Prondzynski, who stepped down from the Board in 2019, for their contribution to our work over a period of many years. Along with my colleagues on the Supervisory Board, we look forward to providing continued oversight of Philips as it progresses on its journey as a leader in health technology, improving the lives of billions of consumers, patients and healthcare professionals around the world.

Jeroen van der Veer
Chairman of the Supervisory Board

Introduction Supervisory Board Report

The Supervisory Board supervises and advises the Board of Management and Executive Committee in performing their management tasks and setting the direction of the business of the Philips Group. The Supervisory Board acts, and we as individual members of the Board act, in the interests of Koninklijke Philips N.V., its businesses and all its stakeholders. This report includes a more speciﬁc description of the Supervisory Board’s activities during the ﬁnancial year 2019 and other relevant information on its functioning.

Activities of the Supervisory Board

The overview below indicates a number of matters that we reviewed and/or discussed during meetings throughout 2019:

  An annual assessment of the company’s overall strategy to extend its leadership as a health technology company. This includes reviews of the strategic priorities for each of the business clusters, Research & Development and the Philips Business System (the company’s standard operating model) as well as a review of the data strategy. Optional strategic scenarios for both businesses and markets were evaluated and the possible ambitions of the company’s competitors in healthcare were reviewed. Furthermore, the company’s acquisitions, divestments and partnerships funnel were assessed on a regular basis;
  The performance of the Philips group, its underlying businesses and the company’s flexibility under its capital structure and credit ratings to pay dividends and to fund capital investments, including share repurchases and other financial initiatives;
  Philips’ annual management commitment including the 2020 key performance indicators for the Executive Committee and the annual operating plan for 2020;
  Quality and regulatory compliance, systems and processes. The Supervisory Board also reviewed the requirements of the European Union Medical Device Regulation and the plan to meet these requirements. Also refer to the description of the activities of the Quality & Regulatory Committee in the section Report of the Quality & Regulatory Committee of this Supervisory Board report;
  Capital allocation, including the dividend policy, the progress made with the share buyback program announced on January 29, 2019, the progress made with the sell-down of the remaining stake in Signify (formerly Philips Lighting) which was completed in September 2019 and the M&A framework;
  Acquisitions and divestments, including amongst others the acquisition of the Healthcare Information Systems business of Carestream Health.
  The transformation of Philips’ supply chain and operations and the progress made therein;
  The progress made on the set up of Global Business Services hubs that enable the centralized execution of business processes;
  Enterprise risk management, which included an update on the enterprise risk management processes, the outcome of the annual risk assessment dialogue with the Executive Committee and discussion of the key risks faced by Philips, the control and mitigation measures and the possible impact of such risks. Risk domains covered included strategy, operations, finance and compliance;
  Group security, including cyber-, product- and physical & people security;
  Talent management and review, the progress made on the people strategy since 2017, inclusion and diversity, culture and succession planning for senior management;
  Evaluation of the Board of Management and the Executive Committee based on the achievement of specific group and individual targets approved by the Supervisory Board at the beginning of the year;
  Oversight of adequacy of financial and internal controls;
  Significant civil litigation claims against and public investigations into Philips;
  Philips’ sustainability program, focusing on United Nations Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages), 12 (Ensure sustainable consumption and production patterns), 13 (Take urgent action to combat climate change and its impacts) and 17 (Revitalize the global partnership for sustainable development).

The Supervisory Board also conducted “deep dives” on a range of topics including:

  Strategic roadmaps and education sessions on Diagnosis & Treatment, Connected Care and Personal Health;
  The strategy and performance of Philips North America and International Markets including market developments, business performance and key strategic initiatives.

The Supervisory Board also reviewed Philips’ annual and interim financial statements, including non- financial information, prior to publication.

Supervisory Board meetings and attendance

In 2019, the members of the Supervisory Board convened for seven regular meetings. Moreover, we collectively and individually interacted with members of the Executive Committee and with senior management outside the formal Supervisory Board meetings. The Chairman of the Supervisory Board and the CEO met regularly for bilateral discussions about the company’s progress on a variety of matters. Members of the Supervisory Board also held bilateral meetings with members of the Executive Committee to discuss various topics such as operational performance and trade tariffs headwinds. Liz Doherty, appointed to the Supervisory Board with effect from August 1, 2019, followed an induction program and interacted with various Executive Committee members for deep-dives on strategy, finance and investor relations, governance and legal affairs.

The Supervisory Board meetings were well attended in 2019. All Supervisory Board members were present during the Supervisory Board meetings in 2019, with the exception of one member not able to attend the October meeting and one member not able to attend the December meeting. The Supervisory Board visited the company’s Global Business Services hub in Nashville, Tennessee, USA, and reviewed the strategy and performance of Philips North America. The Supervisory Board also visited the company’s Innovation Center in Best, the Netherlands, and toured the Customer Experience Center. The tour included demonstrations of the latest innovations in the area of diagnostics, clinical applications and image guided therapy. The committees of the Supervisory Board also convened regularly (see the separate reports of the committees below) and all of the committees reported back on their activities to the full Supervisory Board. In addition to the formal meetings of the Board and its committees, the Board members held private meetings. We, as members of the Board, devoted sufficient time to engage (proactively if the circumstances so required) in our supervisory responsibilities.

Composition, diversity and self-evaluation by the Supervisory Board

The Supervisory Board is a separate corporate body that is independent of the Board of Management and the company. Its independent character is also reﬂected in the requirement that members of the Supervisory Board can be neither a member of the Board of Management nor an employee of the company. The Supervisory Board considers all its members to be independent under the Dutch Corporate Governance Code. Furthermore, the members of its Audit Committee are independent under the applicable US rules.

The Supervisory Board currently consists of eight members. In 2019, there were a number of changes to the composition of the Board. Jackson Tai stepped down from the Supervisory Board on March 31, 2019, after serving two consecutive terms on the Board. The term of appointment of Heino von Prondzynski expired at the end of the 2019 Annual General Meeting of Shareholders, after three consecutive terms on the Board. At the 2019 Annual General Meeting of Shareholders, David Pyott was re-appointed as a member of the Supervisory Board for an additional term of four years and Liz Doherty was appointed (with effect from August 1, 2019) as a member of the Supervisory Board. The agenda for the upcoming 2020 Annual General Meeting of Shareholders will include a proposal to re-appoint Neelam Dhawan as member of the Supervisory Board. Taking into account the desired profile of the Supervisory Board, including its diversity policy and the desired competencies and experiences, the Supervisory Board has decided to propose the re-appointment of Ms Dhawan for an additional period of two years on the basis of Ms Dhawan’s in-depth knowledge of the IT industry, including software engineering, research and IT and her overall qualities as a Supervisory Board member, as demonstrated during her past period as member of the Supervisory Board. The agenda will also include proposals to appoint Feike Sijbesma and Peter Löscher as new members of the Supervisory Board. Feike Sijbesma is a recognized business and sustainability leader, while Peter Löscher is a seasoned business leader in the medical technology and pharmaceutical industries. Their outstanding experience will be highly valuable to Philips, as the company is expanding its leadership in health technology solutions, on a mission to make the world healthier and more sustainable through innovation.

The Supervisory Board attaches great value to diversity in its composition and adopted a Diversity Policy for the Supervisory Board, Board of Management and Executive Committee (see the Corporate Governance and Nomination and Selection Committee report for further details). As laid down in the Diversity Policy, the aim is that the Supervisory Board, Board of Management and Executive Committee comprise members with a European and a non-European background (nationality, working experience or otherwise) and overall at least four different nationalities, and that they comprise at least 30% male and at least 30% female members. The Supervisory Board’s composition furthermore follows the profile included in the Rules of Procedure of the Supervisory Board, which aims for an appropriate combination of knowledge and experience among its members, encompassing marketing, manufacturing, technology, healthcare, financial, economic, social and legal aspects of international business and government and public administration in relation to the global and multiproduct character of Philips’ businesses. The aim is also to have one or more members with an executive or similar position in business or society no longer than five years ago. The composition of the Supervisory Board shall be in accordance with the best practice provisions on independence of the Dutch Corporate Governance Code, and each member of the Supervisory Board shall be capable of assessing the broad outline of the overall policy of the company. The size of the Supervisory Board may vary as it considers appropriate to support its profile.

Currently, 30% (6 out of 20) of the positions to which the Diversity Policy applies (Supervisory Board and Executive Committee/Board of Management) is held by women. We note that there may be various pragmatic reasons – such as other relevant selection criteria and the availability of suitable candidates – that could play a role in the achievement of our diversity goals.

The Supervisory Board spent time throughout 2019 considering its composition, and it will continue to devote attention to this topic during 2020.

In 2019, each member of the Supervisory Board completed a questionnaire to verify compliance with the applicable corporate governance rules and its own Rules of Procedure. The outcome of this survey was satisfactory.

An independent external party facilitated the 2019 self-evaluation process for the Supervisory Board and its committees by drafting the relevant questionnaires as well as reporting on the results. The questionnaire covered topics such as the composition of the Supervisory Board and the required profile of future Supervisory Board members, stakeholder oversight, dynamics and focus of Supervisory Board meetings and the relationship between the Supervisory Board and Management, access to information, the frequency and quality of the meetings, quality and timeliness of the meeting materials, the nature of the topics discussed during meetings and the priority topics for the Supervisory Board in the coming year, strategic oversight, succession planning and the performance of the Supervisory Board’s committees. The responses to the questionnaire were aggregated into a report, after which bilateral meetings were held in early 2020 between the Chairman of the Supervisory Board and each member.

The results of the self-evaluation were shared and discussed in private meetings of the Supervisory Board. The responses provided by the Supervisory Board members indicated that the Board continues to be a well-functioning team. A number of suggestions were made to improve the performance of the Supervisory Board over the coming period, with the top priorities being: an increased focus on talent and succession plans at Executive Committee level, oversight of both organic and inorganic growth of the company and its portfolio, value creation, quality and compliance and technology (including IT and cyber security) developments that are relevant for the company. The functioning of the Supervisory Board committees was rated highly. The Vice-Chairwoman also evaluated the Chairman of the Supervisory Board on a separate questionnaire. The periodic use of an external facilitator to measure the functioning of the Supervisory Board will continue to be considered in the future.

Supervisory Board composition

	Jeroen van der Veer	Neelam Dhawan	Orit Gadiesh	Christine Poon	David Pyott	Paul Stoffels	Marc Harrison	Liz Doherty1)
Year of birth	1947	1959	1951	1952	1953	1962	1964	1957
Gender	Male	Female	Female	Female	Male	Male	Male	Female
Nationality	Dutch	Indian	Israeli/American	American	British/American	Belgian	American	British/Irish
Initial appointment date	2009	2012	2014	2009	2015	2018	2018	2019
Date of (last) (re-)appointment	2017	2016	2018	2017	2019	n/a	n/a	n/a
End of current term	2021	2020	2022	2021	2023	2022	2022	2023
Independent	yes	yes	yes	yes	yes	yes	yes	yes
Committee memberships2)	RC & CGNSC	AC	RC	RC, CGNSC & QRC	AC & QRC	n/a	QRC	AC
Attendance at Supervisory Board meetings	(7/7)	(7/7)	(7/7)	(7/7)	(6/7)	(7/7)	(6/7)	(3/3)
Attendance at Committee meetings	RC (7/7) CGNSC (5/5)	AC (5/5)	AC (4/5)3) RC (5/5)3)	RC (7/7) CGNSC (5/5) QRC (8/8)	AC (5/5) QRC (6/8)	n/a	QRC (2/4)4)	n/a5)
International business	yes	yes	yes	yes	yes	yes	yes	yes
Marketing		yes	yes	yes	yes	yes
Manufacturing	yes	yes				yes		yes
Technology & informatics	yes	yes	yes			yes	yes	yes
Healthcare				yes	yes	yes	yes
Finance	yes			yes	yes	yes	yes	yes
1)Appointed as member of the Supervisory Board with effect from August 1, 2019
2)CGNSC: Corporate Governance & Nomination and Selection Committee; AC: Audit Committee; RC: Remuneration Committee; QRC: Quality & Regulatory Committee
3)Orit Gadiesh left the Audit Committee and joined the Remuneration Committee in the course of 2019
4)Marc Harrison joined the Quality & Regulatory Committee in the course of 2019
5)Liz Doherty joined the Audit Committee after the last Committee meeting held in 2019

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

Financial Statements 2019

The financial statements of the company for 2019, as presented by the Board of Management, have been audited by Ernst & Young Accountants LLP, the independent external auditor appointed by the General Meeting of Shareholders. We have approved these financial statements, and all individual members of the Supervisory Board have signed these documents (as did the members of the Board of Management).

We recommend to shareholders that they adopt the 2019 financial statements. We likewise recommend to shareholders that they adopt the proposal of the Board of Management to make a distribution of EUR 0.85 per common share, in cash or in shares at the option of the shareholder (up to EUR 761 million if all shareholders would elect cash), against the net income for 2019.

Finally, we would like to express our thanks to the members of the Board of Management, the Executive Committee and all other employees for their continued contribution during the year.

February 25, 2020

The Supervisory Board

Jeroen van der Veer
Christine Poon
Neelam Dhawan
Liz Doherty
Orit Gadiesh
Marc Harrison
David Pyott
Paul Stoffels

Further information

To gain a better understanding of the responsibilities of the Supervisory Board and the internal regulations and procedures governing its functioning and that of its committees, please refer to Corporate governance and to the following documents published on the company’s website:

  Articles of Association
  Rules of Procedure Supervisory Board, including the Charters of the Board committees
  Diversity Policy for the Supervisory Board, Board of Management and Executive Committee
Changes and (re-)appointments Supervisory Board and committees 2019
  Jackson Tai and Heino von Prondzynski are no longer members of the Supervisory Board.
  David Pyott was re-appointed as a member of the Supervisory Board.
  Liz Doherty was appointed as a member of the Supervisory Board.
Proposed (re-)appointments Supervisory Board 2020
  It is proposed to re-appoint Neelam Dhawan as member of the Supervisory Board.
  It is proposed to appoint Feike Sijbesma and Peter Löscher as members of the Supervisory Board.
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

11.1Report of the Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee is chaired by Jeroen van der Veer and its other member is Christine Poon. The Committee is responsible for the review of selection criteria and appointment procedures for the Board of Management, the Executive Committee, certain other key management positions, as well as the Supervisory Board.

In 2019, the Committee met five times.

The Committee devoted time to the appointment or reappointment of candidates to fill current and future vacancies on the Supervisory Board, Board of Management and Executive Committee.

Following those consultations it prepared decisions and advised the Supervisory Board on candidates for appointment. This resulted in the re-appointment of David Pyott and the appointment (effective August 1, 2019) of Liz Doherty as members of the Supervisory Board. This also resulted in the proposal to re-appoint Neelam Dhawan and appoint Feike Sijbesma and Peter Löscher as member of the Supervisory Board, at the upcoming 2020 Annual General Meeting of Shareholders.

Under its responsibility for the selection criteria and appointment procedures for Philips’ senior management, the Committee reviewed the functioning of the Board of Management and its individual members, the Executive Committee succession plans and emergency candidates for key roles in the company. The conclusions from these reviews were taken into account in the performance evaluation of the Board of Management and Executive Committee members and the selection of succession candidatesa).

In 2019, the Committee devoted time to the appointment or reappointment of candidates to fill current and future vacancies on the Board of Management and the Executive Committee. This included the re-appointment of Frans van Houten as President/CEO and member of the Board of Management and Abhijit Bhattacharya as member of the Board of Management fulfilling the role of CFO, at the 2019 Annual General Meeting of Shareholders. Bert van Meurs was appointed as Chief Business Leader Image Guided Therapy effective January 2019. Daniela Seabrook was appointed as Chief Human Resources Officer in August 2019, succeeding Ronald de Jong (effective December 2019).

With respect to corporate governance matters, the Committee discussed relevant developments and legislative changes, including Dutch legislation implementing the EU Directive on Shareholder Rights.

Diversity

In 2017, the Supervisory Board adopted a Diversity Policy for the Supervisory Board, Board of Management and Executive Committee, which is published on the company website.

The criteria in the Diversity Policy aim to ensure that the Supervisory Board, Board of Management and Executive Committee have a sufficient diversity of views and the expertise needed for a good understanding of current affairs and longer-term risks and opportunities related to the company’s business. The nature and complexity of the company’s business is taken into account when assessing optimal board diversity, as well as the social and environmental context in which the company operates.

Pursuant to the Diversity Policy, the selection of candidates for appointment to the Supervisory Board, Board of Management and Executive Committee will be based on merit. With due regard to the above, the company shall seek to fill vacancies by considering candidates that bring a diversity of (amongst others) age, gender and educational and professional backgrounds.

The Supervisory Board’s aim is that the Supervisory Board, Board of Management and Executive Committee comprise members with a European and a non-European background (nationality, working experience or otherwise) and overall at least four different nationalities, and that they comprise at least 30% male and at least 30% female members.

Currently, the Supervisory Board and the Board of Management/Executive Committee comprise members with more than 10 different nationalities. The composition of the Board of Management and Executive Committee does not yet meet the above-mentioned gender diversity goals. Upon the proposed (re-)appointments at the upcoming 2020 Annual General Meeting of Shareholders, approximately 27% (6 out of 22) of the positions to which the Diversity Policy applies (Supervisory Board and Executive Committee/Board of Management) will be held by women. As indicated in the Supervisory Board report, there may be a variety of pragmatic reasons – such as other relevant selection criteria and the availability of suitable candidates – that may impact our achievement of our diversity goals. The company continues to put in place measures to enhance diversity and inclusion. With Diversity being one of the three strategic pillars of the global Human Resources strategy, long-term Inclusion & Diversity ambitions are embedded in that strategy. Execution is monitored monthly based on a global scorecard with specific goals, which ensures clarity, accountability and focus and makes it possible to customize goals where appropriate. During 2019, further work was done to bring the various initiatives together, to drive an ongoing dialogue on this topic within the company and create a more holistic approach to sustainably enhance diversity:

  The company introduced an integrated approach to recruitment, promotion and retention activities. This has strengthened the overall talent pipeline and resulted in women holding 24% of the most senior-level positions in the company, a milestone for the company;
  Employee surveys include questions about diversity and inclusion. Results from recent surveys show positive trends, with all employees across all grades becoming more positive about Philips’ commitment to diversity in its widest sense, including background, talent and perspective as well as gender;
  Building and fostering an inclusive work environment in which diversity can thrive, the company began to develop and deploy tailor-made training designed to deal with unconscious bias. The training creates an awareness of, and an ongoing dialogue around, unconscious bias and its impact on inclusion. In 2019, more than 50% of the members of the Philips leadership teams received training, and this training will be continued in 2020;
  A global mentoring framework was developed, supporting an environment of mutual learning and enabling employees to connect to different mentoring initiatives. The company also actively supported employees in setting up their own ‘bottom up’ networks. Multiple women’s leadership activities were organized in 2019 across various levels and networks. International Women’s Day was a highlight, being celebrated at more than 72 locations worldwide, and reaching over 15,000 employees. Philips also supported Pride celebrations worldwide;
  Philips’ senior women-focused employer brand campaign continued in 2019;
  For the first time ever, the company participated in the 2019 Human Rights Campaign Corporate Equality Index, a national benchmarking tool on corporate policies and practices pertinent to LGBTQ employee equality.

Philips’ commitment towards Inclusion and Diversity is furthermore reflected in the company-wide Inclusion and Diversity Policy, the General Business Principles and the Fair Employment Policy.

The Committee continues to give appropriate weight to diversity in the nomination and appointment process for future vacancies, while taking into account the overall profile and selection criteria for the appointment of suitable candidates to the Supervisory Board, Board of Management and Executive Committee.

a)Reference is made in 2019 Annual Incentive setting out the performance review of the Board of Management and the Executive Committee members by the Remuneration Committee.

11.2Report of the Remuneration Committee

11.2.1Letter from the Remuneration Committee Chair

Dear Stakeholder,

On behalf of the Remuneration Committee, I am pleased to report on the Committee’s activities in 2019 (and part of 2020), and to present the 2019 Remuneration Report in respect of the Board of Management and the Supervisory Board. As explained in more detail below, the Committee addressed a number of recurring topics during its regular annual cycle, and devoted time to two other important topics: the services agreements of Frans van Houten and Abhijit Bhattacharya (which were renewed upon their re-appointment in May 2019), and the actions to be taken following the implementation in Dutch law of the revised EU Shareholder Rights Directive.

Our remuneration structure aspires to support Philips’ stated mission, vision and strategy while motivating, retaining and attracting world-class talent. It aims to reinforce and support our key strategic drivers in both the short and long term - the achievement of which will support sustainable, long-term value creation for all stakeholders. Our Long-Term Incentives form a substantial part of total remuneration, with payouts contingent on achievement of challenging EPS targets and relative TSR performance against a high performing peer group. In designing and executing our policy, we engage with our stakeholders to ensure broad support. By requiring members of the Board of Management and senior management to maintain meaningful levels of share ownership we encourage them to act as stewards and ambassadors of the company.

We delivered a strong 4.5% comparable sales growth*), which is in line with our ambitious target setting. This was achieved in the face of, among others, challenging socio-economic circumstances in Europe, uncertainty in the US around healthcare policy, tariff wars between the US and China and emerging market weakness in some countries. Nevertheless, we delivered a Free cash flow*) of more than EUR 1 billion. Following three years of strong performance, 2019’s profitability performance was below our plan, in part due to external headwinds. Taken all together, the result on the key financial indicators as well as the achievement against individual targets, was below the targets as set for the Board of Management. As a direct consequence, the 2019 Annual Incentive payments are below target as well. For more information please refer to the section 2019 Annual Incentive.

The composition of the Remuneration Committee and its activities

The Remuneration Committee is chaired by Christine Poon (who succeeded Heino von Prondzynski in May 2019). Its other members are Jeroen van der Veer and (since May 2019) Orit Gadiesh. The Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee, as well as the policies governing this remuneration. In performing its duties and responsibilities, the Remuneration Committee is assisted by an external consultant and an in-house remuneration expert acting on the basis of a protocol which ensures that they act on the instructions of the Remuneration Committee. Currently, no member of the Remuneration Committee is a member of the board of management of another listed company. For a full overview of the responsibilities of the Committee, please refer to the Charter of the Remuneration Committee as outlined in Chapter 3 of the Rules of Procedure of the Supervisory Board (which are published on the company’s website).

We have a robust annual Remuneration Committee cycle with a number of regular agenda topics, which enable us to have an effective decision-making process supporting the determination, review and implementation of the Remuneration Policy. The main (recurring) activities during the 2019-2020 cycle are outlined below:

July to September:	October to December:	January to March:	April to June:
Review the Remuneration Policy in line with the business strategy and priorities and assess the need for changes	Engage in stakeholder dialogues regarding the Remuneration Policy and proposed changes for the next year (if any)	Evaluate business perfor-mance and achievement of Annual and Long-Term Incentive targets	Effectuate compensation level changes
Review the Remuneration Committee Charter	Assess compensation levels against the median of the Quantum Peer Group for compensation benchmarking purposes	Rigorous target setting of the performance metrics for the upcoming year and multi-year LTI cycle	Prepare and hold the Annual General Meeting of Shareholders including a discussion on (the implementation of) the Remuneration Policy
	Conduct scenario analyses	Set compensation levels for upcoming year
Prepare Remuneration Report for the previous year

The Committee met seven times in 2019. All Committee members were present during these meetings.

New services agreements of Frans van Houten and Abhijit Bhattacharya

During the 2019 Annual General Meeting of Shareholders, Frans van Houten was re-appointed as President/CEO and member of the Board of Management and Abhijit Bhattacharya was re-appointed as member of the Board of Management fulfilling the role of CFO. As part of their renewed service agreements, an increase in the annual base compensation of Messrs Van Houten and Bhattacharya was provided in line with the company’s Remuneration Policy, while their Pension Transition Allowances were maintained at the current level for the term of their services agreements.

When setting the terms of remuneration and considering remuneration levels, due consideration was given to the performance of the company under the leadership of Messrs Van Houten and Bhattacharya and to the importance of the continuation of their leadership for the transformation of Philips. As a result, the total remuneration of each of Messrs Van Houten and Bhattacharya was set closer to market levels. The new base salary of Mr Van Houten (EUR 1,325,000) implies a compound annual growth rate of 2.4% over the period 2011 – 2019, which is aligned with (and even below) the average increase in the broader executive and employee population in the Netherlands. Mr Bhattacharya’s base salary was below market levels which led to a correction to a now market aligned remuneration (EUR 785,000).

The Supervisory Board engaged with a number of its shareholders and with institutional advisory organizations to solicit their feedback on the terms of remuneration and its considerations. The terms were disclosed prior to, and discussed during, the 2019 Annual General Meeting of Shareholders.

Dutch law implementing the EU Shareholder Rights Directive

The revised EU Shareholders Rights Directive has been implemented in Dutch law, effective December 2019. The new statutory regime requires that the Remuneration Policy and the Long-Term Incentive Plan for the Board of Management be amended to align these with the newly introduced requirements. In addition, the new regime requires that a Remuneration Policy be adopted for the Supervisory Board. The Remuneration Committee feels that these enhanced requirements (and the resulting internal and external discussions) will positively contribute to aligning the interests of the company and its stakeholders.

The agenda for the upcoming 2020 Annual General Meeting of Shareholders will include the proposals needed to address these requirements and to propose certain other amendments. As will be reflected in the relevant proposals that will be published in due course, the Remuneration Committee has been engaging proactively with key stakeholders, including a number of the company’s major shareholders and institutional advisory organizations to solicit their feedback on, and support for the proposed policies.

The new statutory regime also introduces new requirements for the annual reporting on the remuneration of the Board of Management and the Supervisory Board. Please refer to the 2019 Remuneration Report for the Board of Management and the Supervisory Board, respectively, which are included below in section Remuneration report 2019 of our report. Also in accordance with newly introduced requirements, the agenda for the upcoming 2020 Annual General Meeting of Shareholders will include an advisory vote on the 2019 Remuneration Report for the Board of Management and the Supervisory Board.

Christine Poon
Chairwoman of the Remuneration Committee

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

11.2.2Remuneration report 2019

Introduction

In this Remuneration Report, the Supervisory Board provides a comprehensive overview, in accordance with article 2:135b of the Dutch Civil Code, of the remuneration paid and owed to the individual members of the Board of Management and the Supervisory Board respectively in the financial year 2019. The report will also be published as a stand-alone document on the company’s website after the 2020 Annual General Meeting of Shareholders, the agenda of which will include an advisory vote on this Remuneration Report.

Board of Management

The Supervisory Board has determined the 2019 pay-outs and awards to the members of the Board of Management, upon the proposal of the Remuneration Committee, in accordance with the Remuneration Policy and the Long-Term Incentive Plan as separately adopted and approved, respectively, by our shareholders during the 2017 Annual General Meeting of Shareholders.

2017 Remuneration Policy and Long-Term Incentive Plan

The objectives of the Remuneration Policy for members of the Board of Management are in line with that for Philips Executives throughout the Philips group: to focus them on improving the performance of the company and enhancing the value of the Philips group, to motivate and retain them, and to be able to attract other highly qualified executives when required.

In determining the Remuneration Policy, the Supervisory Board ensures that a competitive remuneration package for Board-level executive talent is maintained and benchmarked. Total direct remuneration and each main component, such as base salary, Annual Incentive target and Long-Term Incentive target is aimed at or close to, the median of our Quantum Peer Group (see below). To establish this benchmark, data research is carried out each year on the peer companies’ remuneration practices.

The Remuneration Committee conducts a scenario analysis annually. This includes the calculation of remuneration under different scenarios, whereby different Philips performance assumptions and corporate actions are examined. The Supervisory Board concluded that the relationship between the strategic objectives and the chosen performance criteria for the 2019 Annual Incentive, as well as 2017 Long-Term Incentive performance criteria were adequate.

Quantum Peer Group versus TSR Performance Peer Group

We use a Quantum Peer Group for remuneration benchmarking purposes, and therefore we aim to ensure that it includes either business competitors, with an emphasis on companies in the healthcare, technology related or consumer products area and other companies we compete with for executive talent. The Quantum Peer Group consists of predominantly Dutch and other European companies, plus a minority number (up to 25%) of US based global companies, of comparable size, complexity and international scope.

Philips Group

Quantum Peer Group1)

2019

European companies
Atos	Reckitt Benckiser
BAE Systems	Roche
Capgemini	Rolls-Royce
Electrolux	Safran
Ericsson	Siemens Healthineers
Essity	Smith & Nephew
Fresenius Medical Care	Thales
Henkel & Co
Nokia
Dutch companies	US companies
Ahold Delhaize	Becton Dickinson
AkzoNobel	Boston Scientific
ASML	Danaher
Heineken
1)Alcatel Lucent was excluded as it was acquired by Nokia. Essilor International was excluded following their merger. This peer group differs from the TSR Performance Peer Group.

In addition, we use a TSR Performance Peer Group to benchmark our relative Total Shareholder Return performance for Long-Term Incentive purposes and against our business peers in the health technology market and other markets in which we compete. The companies we have selected for this peer group include predominantly US based healthcare companies.

Philips Group

TSR Performance Peer Group

2019

US companies	European companies	Japanese companies
Becton Dickinson	De Longhi	Hitachi
Boston Scientific	Elekta	Terumo
Cerner	Fresenius Medical Care
Danaher	Getinge
General Electric	Groupe SEV
Hologic	Siemens Healthineers
Johnson & Johnson	Smith & Nephew
Medtronic
Resmed
Stryker

The Remuneration Policy allows certain changes to these peer groups to be made by the Supervisory Board, for example for reasons of changes in business or competitive nature of the companies involved. Such change will be disclosed if it has a substantial impact on peer group composition. No changes were made to the peer groups during 2019.

Remuneration structure

In line with market practice, the remuneration structure for the members of the board of management includes the following remuneration elements: Annual Base Compensation, Annual Incentive, Long-Term Incentive and certain customary benefits and arrangements.

Total direct remuneration and each main component, being Annual Base Compensation, the on-target Annual Incentive and the on-target Long-Term Incentive is aimed at or close to, the median of the Quantum Peer Group. The positioning of total direct remuneration and its main components is reviewed against benchmark data on an annual basis and is recalibrated if and when required. To establish this benchmark, data research is carried out each year on the peer companies’ remuneration practices.

	Definition	Policy level
Annual Base Compensation (“ABC”)	Fixed cash payments intended to attract and retain executive of the highest caliber and to reflect their experience and scope of responsibilities

Annual Base Compensation levels and any adjustments made by the Supervisory Board are based on factors including the median of Quantum Peer Group data and performance and experience of the individual member. The annual review date for the base salary is typically April 1.

Annual Incentive (“AI”)	Variable cash bonus incentive of which achievement is tied to specific financial and non-financial targets derived from the company’s annual strategic plan	President & CEO On-target: 100% Maximum: 200% of Annual Base Compensation	Other BoM members On-target: 80% Maximum: 160% of Annual Base Compensation
Long-Term Incentive (“LTI”)	Variable equity incentive of achievement is tied to targets reflecting long-term stakeholder value creation and delivered in the form of performance shares	President & CEO Annual grant size: 200% of Annual Base Compensation	Other BoM members Annual grant size: 150% of Annual Base Compensation
Pensions

Participation in the Philips Flex ES pension plan in the Netherlands (applicable for all executives) combined with a fixed pension contribution intended to result into an appropriate level at retirement

  CDC plan with fixed contribution (applicable to all executives in the Netherlands – capped at EUR 107,593)
  Gross allowance of 25% of annual base compensation exceeding EUR 107,593
  Temporary gross transition allowance offsetting historical plan changes

Additional benefits	Cash value (grossed up) of the benefits received, which are in line with other Philips executives in the Netherlands	Additional arrangements include expense and relocation allowances, medical insurance, accident insurance and company car arrangements.
Mix of remuneration elements

To support the Remuneration Policy’s objectives, the Policy includes a significant variable part in the form of an Annual Incentive (cash bonus) and Long-Term Incentive in the form of performance shares. As a result, a significant proportion of pay is ‘at risk’ through incentives. The chart below shows the relative on-target value of fixed versus variable compensation with 70-75% of compensation being variable.

Remuneration elements

in %

Base salary

Base salary levels and any adjustments made by the Supervisory Board are based on factors including the median Quantum Peer Group data, performance and experience of the individual member and internal relativities. The annual review date for the base salary is typically April 1, and the individual salary levels are shown in the annual report of the company.

Annual Incentive

Each year, a variable Annual Incentive (cash bonus) can be earned based on the achievement of specific targets against criteria as determined at the beginning of the year by the Remuneration Committee on behalf of the Supervisory Board. These targets are set at challenging levels and are partly linked to the results of the company (80% weighting) and partly to the contribution of the individual member (20% weighting).

The Annual Incentive criteria and targets consists of:

  two to four key financial indicators of the company, selected from the following list: profit/margin, revenue/growth, cash flow, shareholder/capital return measures, such as ROA, ROE, ROIC and economic/market value added measures; and
  individual targets based on area of responsibility. As part of this element, the Remuneration Committee will also consider including non-financial targets, as appropriate, that are linked to strategic objectives, such as sustainability, quality and compliance.

The Annual Incentive pay-out in any year relates to the achievements of the preceding financial year versus agreed targets. Metrics will be disclosed ex-ante in the annual report and there will be no retroactive changes to the selection of metrics used in any given year once approved by the Supervisory Board and disclosed.

Long-Term Incentive

Members of the Board of Management are eligible for grants under the company’s 2017 Long-Term Incentive (LTI) Plan. The 2017 LTI Plan consists of performance shares only.

Grant size

The annual award size is set by reference to a multiple of base salary. For the President/CEO the annual award size is set at 200% of base salary. For the other members of the Board of Management the annual award size is set at 150% of base salary. The actual number of performance shares to be awarded is determined by reference to the average of the closing price of the Royal Philips share on the day of publication of the first quarterly results and the four subsequent trading days.

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

Performance conditions

Vesting of the performance shares is based on two equally weighted performance conditions:

  50% Adjusted Earnings per Share (EPS) growth; and
  50% Relative Total Shareholder Return (TSR)
EPS

EPS growth is calculated by applying a simple point-to-point method at year end. Earnings are the income from continued operations attributable to shareholders, as reported in the Annual Report. To eliminate the impact of any share buyback, stock dividend etcetera, the number of shares to be used for the purpose of the LTI Plan EPS realization will be the number of common shares outstanding (after deduction of treasury shares) on the day prior to the beginning of the performance period.

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

Philips Group

Performance-incentive zone for LTI Plan EPS

i

n %

2019

	Below threshold	Threshold	Target	Maximum
Payout	0	40	100	200

The LTI Plan EPS targets are set annually by the Supervisory Board upon the proposal of the Remuneration Committee. Given that these targets are considered to be company sensitive, LTI Plan EPS targets and the achieved performance are published in the Annual Report after the relevant performance period.

TSR

A ranking approach to TSR applies with Philips itself included in the TSR Performance Peer Group. TSR scores are calculated based on a local currency approach and by taking an averaging period prior to the start and end of the 3-year performance period. The performance incentive pay-out zone is outlined in the following table, which results in zero vesting for performance below the 40th percentile and 200% vesting for performance levels above the 75th percentile. The incentive zone range has been constructed such that the average pay-out over time is expected to be approximately 100%.

Philips Group

Performance-incentive zone for TSR

in %

2019

Position	20-14	13	12	11	10	9	8	7	6	5-1
Payout	0	60	80	100	120	140	160	180	190	200

Mandatory share ownership and holding requirement

Simultaneously with the approval of the revised LTI Plan in 2017, the guideline for members of the Board of Management to hold a certain number of shares in the Company was increased to the level of at least 300% of annual base compensation (400% for the CEO). Until this level has been reached the members of the Board of Management are required to retain all after-tax shares derived from any long-term incentive plan. The guideline does not require own purchases. All Board of Management members have reached the required share ownership level.

The shares granted under the Long-Term Incentive Plan shall be retained for a period of at least 5 years or until at least the end of their contract period if this period is shorter.

Pensions

Effective January 1, 2015 pension plans which allow pension accrual based on a pensionable salary exceeding an amount in 2019 of EUR 107,593 are, for fiscal purposes, considered to be non-qualifying schemes. For this reason the Executive Pension Plan in the Netherlands was terminated.

The following pension arrangement is in place for the current members of the Board of Management working under a Dutch contract:

  Flex ES Pension Plan in the Netherlands, which is a Collective Defined Contribution plan with a fixed contribution of (currently) 30.3% (including an own contribution of 2%) of the maximum pensionable salary of EUR 107,593 (effective January 1, 2019) minus the offset. The Flex ES Plan has a target retirement age of 67 and a target accrual rate of 1.85%;
  A gross Pension Allowance equal to 25% of the base compensation exceeding EUR 107,593;
  A temporary gross Transition Allowance, for a maximum period of 8 years (first 5 years in full; year 6: 75%; year 7: 50%, year 8: 25%) for members of the Board who were participants of the former Executive Pension Plan. The level of the allowance is based on the age and salary of the Board member on December 31, 2014.
Services agreements

The members of the Board of Management are engaged by means of a services agreement (overeenkomst van opdracht). Termination of the contract by either party is subject to six months’ notice period. The severance payment is set at a maximum of one year’s annual base compensation. No severance payment is due in case the agreement is terminated early on behalf of the Board of Management member or in case of urgent cause (dringende reden) as defined in article 7:678 DCC and further. The term of the services agreement is aligned with the term for which the relevant member has been appointed by the General Meeting of Shareholders (which is maximum period of four years, it being understood that this period expires no later than at the end of the AGM held in the fourth year after the year of appointment).

Philips Group

Contract terms for current members

2019

end of term
F.A. van Houten	AGM 2023
A. Bhattacharya	AGM 2023
M.J. van Ginneken	AGM 2021

Additional arrangements

In addition to the main conditions as stipulated in the services agreements, a number of additional arrangements apply to members of the Board of Management.

Unless the law provides otherwise, the members of the Board of Management shall be reimbursed by the company for various costs and expenses, like reasonable costs of defending claims, as formalized in the Articles of Association. Under certain circumstances, described in the Articles of Association, such as an action or failure to act by a member of the Board of Management that can be characterized as intentional (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”), there will be no entitlement to this reimbursement. The Company has also taken out liability insurance (D&O - Directors & Officers) for the persons concerned.

11.2.3Remuneration of the Board of Management in 2019

Annual Base Compensation changes

The annual compensation of the members of the Board of Management has been reviewed as part of the regular remuneration review. In the case of Frans van Houten and Abhijit Bhattacharya, the annual compensation was included in the services contracts as published in advance of the 2019 Annual General Meeting of Shareholders. As a result, the annual compensation of Frans van Houten, Abhijit Bhattacharya and Marnix van Ginneken has been increased per April 1, 2019, from EUR 1,205,000 to EUR 1,325,000, from EUR 725,000 to EUR 785,000 and from EUR 560,000 to EUR 575,000 respectively. The increases were made to move the total compensation levels closer to market levels, as well as to reflect internal relativities.

2019 Annual Incentive

Company financial results (80% weighting)

To support the performance culture, the financial targets we set are at group level for all members of the Board of Management. The 2019 realizations, shown in the following table, reflect the performance on the criteria at Group level that apply to the Board of Management. The performance on the comparable sales growth*) criterion was at target, whereas the performance on the EBITA*) and free cash flow*) based criteria were below target.

Philips Group

Annual Incentive - Financial targets

in %

2019

Metric definition	weighting	threshold performance	target performance	maximum performance	realized performance	resulting payout as % of target
Comparable Sales Growth1)	37.5%	2.5%	4.5%	6.5%	100.0%	37.5%
EBITA1)	37.5%	10.5%	12.5%	14.5%	67.5%	25.3%
Free Cash Flow1)	25.0%	672	1,050	1,428	70.9%	17.7%
Total						80.5%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Individual targets based on area of responsibility (20% weighting)

The individual targets set for the members of the Board of Management reflect their area of responsibility and are tied to, among others, customer focus, quality, strategy execution, sustainability and people. Based on a holistic assessment of all targets by the Supervisory Board, the following resulting payouts have been determined:

Philips Group

Annual Incentive - Individual targets

in %

2019

resulting payout as % of target
F.A. van Houten	90.0%
A. Bhattacharya	90.0%
M.J. van Ginneken	95.0%

When applying the 80% and 20% weightings to the resulting payout as % of target for the financial and individual targets, respectively, this leads to the following total Annual Incentive realization and payout:

Philips Group

Annual Incentive realization

in EUR

2019 (payout in 2020)

	realized annual incentive	total payout as % of target	as a % of base compensation (2019)
F.A. van Houten	1,091,800	82.40%	82.40%
A. Bhattacharya	517,472	82.40%	65.90%
M.J. van Ginneken	335,685	83.40%	58.40%

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

2017 Long-Term Incentive

The 3-year performance period of the 2017 performance share grant ended on December 31, 2019. The payout results are explained below.

TSR (50% weighting)

The TSR achieved by Philips during the performance period was 60.89%. This resulted in Philips being positioned at rank 7 in the TSR performance peer group shown in the following table, resulting in a LTI Plan TSR achievement of 180%.

TSR results LTI Plan 2017 grant: 60.89%

Total Shareholder Return ranking per December 31, 2019

Start date: October 2016

End date: December 2019

Company	total return	rank number
ResMed	146.69%	1
Boston Scientific	91.77%	2
Terumo	88.15%	3
Stryker	86.87%	4
Danaher	85.31%	5
Elekta	64.60%	6
Philips	60.89%	7
Smith & Nephew	58.31%	8
Becton Dickinson	56.49%	9
Hitachi	54.59%	10
Medtronic	49.20%	11
Getinge	33.59%	12
Cerner	30.97%	13
Hologic	29.02%	14
Johnson & Johnson	27.15%	15
Siemens	12.11%	16
Groupe SEB	9.57%	17
De Longhi	(8.83)%	18
Fresenius Medical	(11.83)%	19
General Electric	(61.84)%	20

Adjusted EPS growth (50% weighting)

The LTI Plan EPS payouts and targets set at the beginning of the performance period were as follows:

Philips Group

LTI Plan EPS payouts

2019

	Below threshold	Threshold	Target	Maximum
EPS (euro)	<1.05	1.05	1.20	1.35
Payout	0%	40%	100%	200%

LTI Plan EPS is based on the underlying income from continuing operations attributable to shareholders, as included in the Annual Report, adjusted for changes in accounting principles. Furthermore, the Supervisory Board has also deemed it appropriate to make adjustments relating to certain other items that were not contemplated when the targets were set in 2017. These relate to the profit and loss impact of acquisitions and divestitures, impact of foreign exchange variations versus plan and non-recurring tax impacts. The sum of these adjustments reduced the achieved LTI Plan EPS by EUR 0.30.

The resulting LTI Plan EPS achievement was determined by the Supervisory Board as 64%.

In view of the above, the following performance achievement and vesting levels have been determined by the Supervisory Board in respect of the 2017 grant of performance shares:

Philips Group

Performance achievement and vesting levels

2019

	achievement	weighting	vesting level
TSR	180%	50%	90%
EPS	64%	50%	32%
total			122%
Total remuneration costs in 2019

The following table gives an overview of the costs incurred by the company in 2019 in relation to the remuneration of the Board of Management. Costs related to performance shares and restricted share right grants are taken by the company over a number of years. Therefore, the costs mentioned below in the performance shares and restricted share rights columns are the accounting cost of multi-year Long-Term Incentive grants to members of the Board of Management.

Philips Group

Remuneration Board of Management1)

in EUR

2019

		Costs in the year
	annual base compensation2)	base compensation	realized annual incentive	performance shares3)	restricted share rights	pension allowances4)	pension scheme costs	other compensation5)	total cost
F.A. van Houten	1,325,000	1,295,000	1,091,800	2,235,166	-	559,052	26,380	52,713	5,260,111
A. Bhattacharya	785,000	770,000	517,472	995,483	-	230,006	26,380	63,265	2,602,606
M.J. van Ginneken	575,000	571,250	335,685	713,815	-	171,018	26,380	38,278	1,856,426
		2,636,250	1,944,957	3,944,464	-	960,076	79,140	154,256	9,719,143
1)Reference date for board membership is December 31, 2019.
2)Annual base compensation as of April 1, 2019.
3)Costs of performance shares are based on accounting standards (IFRS) and do not reflect the value of stock options at the end of the lock up period and the value of performance shares and restricted share rights at the vesting/release date .
4)The Pension Transition Allowances were maintained at the current level for Messrs van Houten and Bhattacharya for the term of their services agreements. The total pension cost of the Company related to the pension arrangement (including the aforementioned Transition Allowance) is at a comparable level over a period of time to the pension costs under the former Executive Pension Plan.
5)The stated amounts mainly concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated.

For further details on the pension allowances and pension scheme costs see Pensions.

Further details on historical LTI grants and holdings

Number of performance shares (holdings)

Under the LTI Plan the current members of the Board of Management were granted 125,019 performance shares in 2019.

The following table provides an overview at end December 2019 of performance share grants. The reference date for board membership is December 31, 2019.

Philips Group

Number of performance shares (holdings)

in number of shares unless otherwise stated

2019

	grant date	number of shares originally granted	value at grant date	vesting date	end of holding period	unvested opening balance at Jan. 1, 2019	number of shares awarded in 2019	(dividend) shares awarded	number of shares vested in 20191)	value at vesting date in 2019	unvested closing balance at Dec. 31, 2019
F.A. van Houten	4/29/2016	59,287	1,446,000	4/29/2019	4/29/2021	64,303	-	-	92,596	3,435,312	-
	5/11/2017	73,039	2,410,000	5/11/2020	5/11/2022	76,571	-	1,841	-	-	78,413
	4/27/2018	69,005	2,410,000	4/27/2021	4/27/2023	70,566	-	1,697	-	-	72,262
	5/6/2019	70,640	2,650,000	5/6/2022	5/6/2024	-	70,640	1,699	-	-	72,339
A. Bhattacharya	4/29/2016	26,650 2)	650,000	4/29/2019	4/29/2021	28,905	-	-	41,623	1,544,213	-
	5/11/2017	31,822	1,050,000	5/11/2020	5/11/2022	33,361	-	802	-	-	34,163
	4/27/2018	31,138	1,087,500	4/27/2021	4/27/2023	31,842	-	766	-	-	32,608
	5/6/2019	31,388	1,177,500	5/6/2022	5/6/2024	-	31,388	755	-	-	32,143
M.J. van Ginneken	4/29/2016	20,972 2)	511,500	4/29/2019	4/29/2021	22,746	-	-	32,755	1,215,211	-
	5/11/2017	18,563 2)	612,500	5/11/2020	5/11/2022	19,461	-	468	-	-	19,929
	4/27/2018	24,052	840,000	4/27/2021	4/27/2023	24,596	-	591	-	-	25,187
	5/6/2019	22,991	862,500	5/6/2022	5/6/2024	-	22,991	553	-	-	23,544
1)The shares vested in 2019 are subject to a 2-year holding period
2)Awarded before date of appointment as a member of the Board of Management
Number of stock options (holdings)

The tables below give an overview of the stock options held by the members of the Board of Management.

Philips Group

Stock options (holdings)

in number of shares unless otherwise stated

2019

	grant date	vesting date	exercise price (in EUR)	expiry date	opening balance at January 1, 2019	number of stock options awarded in 2019	number of stock options exercised in 2019	share (closing) price on exercise date	number of stock options expired in 2019	closing balance at December 31, 2019
F.A. van Houten	10/18/2010	10/18/2013	22.88	10/18/2020	20,400	-	20,400	42.17	-	-
	4/18/2011	4/18/2014	20.90	4/18/2021	75,000	-	-	-	-	75,000
	4/23/2012	4/23/2015	14.82	4/23/2022	75,000	-	-	-	-	75,000
	1/29/2013	1/29/2014	22.43	1/29/2023	55,000	-	-	-	-	55,000
A. Bhattacharya	10/18/2010	10/18/2013	22.88	10/18/2020	16,500	-	16,500	42.20	-	-
	4/18/2011	4/18/2014	20.90	4/18/2021	16,500	-	-	-	-	16,500
	1/30/2012	1/30/2014	15.24	1/30/2022	20,000	-	-	-	-	20,000
	4/23/2012	4/23/2015	14.82	4/23/2022	16,500	-	-	-	-	16,500
M.J. van Ginneken	4/14/2009	4/14/2012	12.63	4/14/2019	5,250	-	5,250	33.24	-	-
	4/19/2010	4/19/2013	24.90	4/19/2020	6,720	-	-	-	-	6,720
	4/18/2011	4/18/2014	20.90	4/18/2021	8,400	-	-	-	-	8,400
	1/30/2012	1/30/2014	15.24	1/30/2022	10,000	-	-	-	-	10,000
	4/23/2012	4/23/2015	14.82	4/23/2022	8,400	-	-	-	-	8,400

Comparison of change in CEO and BoM versus average employee remuneration costs and company performance

In line with the Dutch Corporate Governance Code and Dutch law, internal pay ratios are an important input for determining the Remuneration Policy for the Board of Management. For the 2019 financial year, the ratio between the annual total compensation for the CEO and the average annual total compensation for an employee was 60:1. The ratio increased/decreased from 63:1 in 2018. Further details on the development of these amounts and ratios over time can be found in the table below.

Philips Group

Remuneration cost

in EUR

2019

	2015	2016	2017	2018	2019
CEO Total Remuneration Costs (A)1)	3,890,265	4,675,042	5,101,429	5,391,265	5,260,111
CFO Total Remuneration Cost	2)	1,856,175	2,247,822	2,595,688	2,602,606
CLO Total Remuneration Cost			2)	1,861,200	1,856,426
Chief Business Leader Personal Health Total Remuneration Cost	2,097,119	2,373,642	3)
Average Employee (FTE) Total Remuneration Costs (B)4)	97,237	86,074	91,288	86,136	87,321
Ratio A versus B5)	40:1	54:1	56:1	63:1	60:1
Company performance [annual TSR]6)	7.12%	18.38%	26.51%	1.22%	25.62%
1)Based on total CEO compensation costs (EUR 5,260,111) as reported in section Total remuneration costs in 2019
2)Year of appointment in which partial annual remuneration was received.
3)Year in which service ended and as such partial annual remuneration was received.
4)Based on Employee benefit expenses (EUR 6.3 billion) divided by the average number of employees (72,228 FTE) as reported in the Income from operations. This results in an average annual total compensation cost of EUR 87,321 per employee
5)A consideration when interpreting the ratios between CEO and average employee remuneration is that the remuneration of the CEO is more heavily dependent on variable compensation than the remuneration of the average employee at Philips. As such the total remuneration level of the CEO and associated costs will vary more with Philips' (financial) performance than the remuneration level and costs of the average employee. As a consequence the ratio will increase when performance is strong and conversely decrease when performance is not as strong.
6)Annual TSR was calculated in line with the method as used for the LTI plan (i.e. based on reinvested dividends and 3 month averaging)

Remuneration of the Supervisory Board in 2019

The remuneration levels for the Supervisory Board were determined by our shareholders during the 2018 Extraordinary General Meeting of Shareholders, upon the proposal of the Supervisory Board.

The remuneration of the Supervisory Board is not tied to the performance of the company in any way, which serves the company through guaranteeing independent supervision and is in line with the Dutch Corporate Governance Code.

The table below provides an overview of the current remuneration structure:

Philips Group

Remuneration Supervisory Board

in EUR

2019

	Chair	Vice Chair	Member
Supervisory Board	155,000	115,000	100,000
Audit Committee	27,000	n.a.	18,000
Remuneration Committee	21,000	n.a.	14,000
Corporate Governance and Nomination & Selection Committee	21,000	n.a.	14,000
Quality & Regulatory Committee	21,000	n.a.	14,000
Attendance fee per inter-European trip	2,500	2,500	2,500
Attendance fee per intercontinental trip	5,000	5,000	5,000
Entitlement to Philips product arrangement	2,000	2,000	2,000

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration in 2019:

Philips Group

Remuneration of the Supervisory Board1)

i

n EUR

2019

	membership	committees	other compensation2)	total
20193)
J. van der Veer	155,000	35,000	7,000	197,000
C.A. Poon	115,000	50,167	22,000	187,167
H.N.F.M. von Prondzynski	33,333	16,333	5,667	55,333
J.P. Tai	25,000	10,250	5,500	40,750
N. Dhawan	100,000	18,000	27,000	145,000
O. Gadiesh	100,000	19,833	12,000	131,833
D.E.I. Pyott	100,000	41,500	17,000	158,500
P.A.M. Stoffels	100,000	-	14,500	114,500
A.M. Harrison	100,000	9,333	12,000	121,333
M.E. Doherty	41,667	1,500	8,333	51,500
	870,000	201,917	131,000	1,202,917
1)The Supervisory Board fee levels have been reviewed and updated as per 2015. After that they have been reviewed once in the past 5 years, being in 2018, increasing the Chair fee from EUR 135,000 to EUR 155,000, the Vice Chair fee from EUR 90,000 to EUR 115,000 and the Member fee from EUR 80,000 to EUR 100,000. The Audit Committee Chair fee was increased from EUR 22,500 to EUR 27,000 while the Audit Committee Member fee was increased from EUR 13,000 to EUR 18,000. For the Remuneration Committee and the Quality & Regulatory Committee, the Chair fee was increased from EUR 15,000 to EUR 21,000 and the Member fee was increased from EUR 10,000 to EUR 14,000. For the Corporate Governance and Nomination & Selection Committee, the Chair fee was increased from EUR 15,000 to EUR 21,000 and the Member fee was increased from EUR 7,500 to EUR 14,000.
2)The amounts mentioned under other compensation relate to the fee for intercontinental travel, inter-European travel (effective 2015) and the entitlement of EUR 2,000 under the Philips product arrangement
3)As of 2013, part of the remuneration of members of the Supervisory Board living in the Netherlands is subject to VAT. The amounts mentioned in this table are excluding VAT

11.3Report of the Audit Committee

The Audit Committee is currently chaired by David Pyott, and its other members are Neelam Dhawan and Liz Doherty. Jeroen van der Veer also regularly participates in Audit Committee meetings. The Committee assists the Supervisory Board in fulﬁlling its supervisory responsibilities for, among other things, ensuring the integrity of the company’s ﬁnancial statements, reviewing the company’s internal controls and enterprise risk management.

The Audit Committee met five times during 2019 and reported its ﬁndings to the plenary Supervisory Board. All Audit Committee members were present during these meetings.

The CEO, the CFO, the Chief Legal Officer, the Head of Internal Audit, the Group Chief Accountant and the external auditor (Ernst & Young Accountants LLP) attended all regular meetings.

Furthermore, the Committee met separately, together with the Chief Legal Officer, with each of the CEO, the CFO, the Head of Internal Audit and the external auditor. In addition, the Audit Committee chair met one-on-one with the above and also with the Group Treasurer and the Group Chief Accountant, prior to Committee meetings.

The overview below indicates a number of matters that were reviewed and/or discussed during Committee meetings throughout 2019:

  The company’s 2019 annual and interim ﬁnancial statements, including non-ﬁnancial information, prior to publication. In its quarterly meetings, the Committee also assessed the adequacy and appropriateness of internal control policies and execution, as well as internal audit programs and ﬁndings;
  The re-alignment of the company’s reporting segments;
  Matters relating to accounting policies, ﬁnancial risks, reporting and compliance with accounting standards. Compliance with statutory and legal requirements and regulations, particularly in the ﬁnancial domain, was also reviewed. Important ﬁndings, Philips’ top and emerging areas of risk (including the internal auditor’s reporting thereon, and the Chief Legal Officer’s review of litigation and other claims) and follow-up actions and appropriate measures were examined thoroughly;
  Each quarter, the Committee reviewed the company’s cash ﬂow generation, liquidity and financing headroom, its ability under its capital structure and credit ratings, to pay dividends and to fund capital investments, including share repurchases and other financial initiatives. The Committee also monitored ongoing goodwill impairment indicators and reviewed the goodwill impairment tests performed in the fourth quarter, risk management, information and cybersecurity risks, legal compliance and developments in regulatory investigations as well as legal proceedings including antitrust investigations and related provisions;
  Specific finance topics included dividend policy, share repurchases, capital spending and the company’s debt financing strategy;
  The Committee reviewed Philips’ Enterprise Risk Management, which included an annual risk assessment and discussion of Philips’ top and emerging risks and mitigating actions;
  The Committee engaged in a post-investment review of projects in the area of Information Technology, Research & Development, Real Estate and Restructuring and assessed the actual spend and timing of such projects against the original budget and timing;
  The Committee was updated on the company’s continuous efforts and major achievements in establishing a strong compliance culture in China;
  With regard to Internal Audit, the Committee reviewed and approved the revised Internal Audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, as well as the stafﬁng, independence, performance and organizational structure of the Internal Audit function;
  With regard to the external auditor, the Committee reviewed the performance of the external auditor in conducting the group and statutory audits as required by the Auditor Policy, and evaluated the proposal for re-appointment of Ernst & Young Accountants LLP. Subsequently, Ernst & Young Accountants LLP was re-appointed as external auditor for a term of three years, starting on January 1, 2020, at the 2019 Annual General Meeting of Shareholders;
  With regard to the external audit, the Committee reviewed the proposed audit scope, including key audit areas, approach and fees, the non-audit services provided by the external auditor in conformity with the Philips Auditor Policy, as well as any changes to this policy;
  The Committee reviewed the independence as well as the professional ﬁtness and good standing of the external auditor and its engagement partners. For information on the fees of the Group auditor, please refer to ‘Audit fees’ in the note Income from operations;
  The company’s policy on business controls, legal compliance and the General Business Principles (including deployment). The Committee was informed on, and discussed and monitored closely the company’s internal control certiﬁcation processes, in particular compliance with section 404 of the US Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls. It also discussed on a regular basis the developments in and findings relating to conduct resulting from investigations into alleged violations of the General Business Principles and, if required, any measures taken.

In February 2020, the Committee also reviewed the key audit matters and the critical audit matters identified by the Auditor in relation to the 2019 financial statements, included in the Annual Report 2019 and the Annual Report on Form 20-F respectively.

During each Audit Committee meeting, the Committee reviewed the quarterly report from the external auditor, in which the auditor set forth its ﬁndings and attention points during the relevant period. Apart from the Audit Committee meetings, the external auditor also attended all private sessions with the Audit Committee, where their observations were further discussed. The Annual Audit Letter was circulated to the full Supervisory Board, and planned actions to address the items raised were discussed with Management in the subsequent Audit Committee meetings and also in private sessions with Management.

Finally, the Committee also reviewed its own Charter and concluded that it was satisfactory.

11.4Report of the Quality & Regulatory Committee

The Quality & Regulatory Committee was established in view of the importance of the Quality of the company’s products, systems, services, and software. The Committee provides broad oversight of compliance with the regulatory requirements that govern the development, manufacturing, marketing and servicing of the company’s products. The Quality & Regulatory Committee assists the Supervisory Board in fulfilling its oversight responsibilities in these areas. It is chaired by David Pyott and its members are Christine Poon and Marc Harrison.

The Quality & Regulatory Committee met eight times in 2019. All Committee members were present during these meetings, with the exception of one member, who was unable to attend the January and October Committee meetings and one member who was unable to attend the June and December Committee meeting. The Chief Executive Officer, the Chief Legal Officer and the Chief Quality Officer were present during these meetings.

The overview below indicates some of the matters that were discussed during meetings throughout 2019:

  Adherence to the company’s Quality Management System, including the global transformation initiatives around customer-centric risk management, complaint handling and post-market surveillance monitoring of supplier quality performance, management of supplier performance, supply base enhancement and the product development lifecycle management process;
  Quality and regulatory dashboards, which display key performance indicators for businesses and markets, measuring performance and continuous improvement to enhance quality and compliance;
  The discretionary quality and regulatory multiplier applied to the 2018 Annual Incentive realization of the Executive Committee members as well as the alignment of performance and rewards throughout the organization;
  The status and outcome of quality & regulatory investigations and related matters, including the progress made in line with the terms of the Consent Decree with the US Department of Justice, representing the Food and Drug Administration (FDA), focusing primarily on Philips’ defibrillator manufacturing in the US;
  Regulatory developments, including the company’s preparations to implement the EU Medical Device Regulation;
  Review of progress in the development of talent and capabilities in the company’s Quality & Regulatory function;
  The budgeted 2020 human and financial resources for the company’s Quality & Regulatory function.

12Corporate governance

12.1Introduction

Koninklijke Philips N.V. (Royal Philips), a company organized under Dutch law, is the parent company of the Philips group. Its shares have been listed on the Amsterdam stock exchange (Euronext Amsterdam) since 1912. Furthermore, its shares have been traded in the United States since 1962 and have been listed on the New York Stock Exchange since 1987.

Royal Philips has a two-tier board structure consisting of a Board of Management and a Supervisory Board, each of which is accountable to the General Meeting of Shareholders for the fulfillment of its respective duties.

The company is governed by Dutch corporate and securities laws, its Articles of Association, and the Rules of Procedure of the Board of Management and the Executive Committee and of the Supervisory Board respectively. Its corporate governance framework is also based on the Dutch Corporate Governance Code (dated December 8, 2016) and US laws and regulations applicable to Foreign Private Issuers. Additionally, the Board of Management has implemented the Philips General Business Principles (GBP) and underlying policies, as well as separate codes of ethics that apply to employees working in specific areas of our business, i.e. the Financial Code of Ethics and the Procurement Code of Ethics. Many of the documents referred to are published on the company’s website and more information can be found in Our approach to risk management.

In this section of the Annual Report, the company addresses the main elements of its corporate governance structure, reports on how it applies the principles and best practices of the Dutch Corporate Governance Code and provides the information required by the Dutch governmental Decree on Corporate Governance (Besluit inhoud bestuursverslag) and governmental Decree on Article 10 Takeover Directive (Besluit artikel 10 overnamerichtlijn). When deemed necessary in the interests of the company, the company may deviate from aspects of the company’s corporate governance structure, and any such deviations will be disclosed in the company’s corporate governance report.

In compliance with the Dutch Corporate Governance Code, other parts of the management report (within the meaning of section 2:391 of the Dutch Civil Code) included in the Annual Report address the strategy and culture of Philips aimed at long-term value creation. Philips' strategy is described in more detail in Strategy and Businesses. Here, reference is also made to the Philips Business System, an interdependent, collaborative operating model that covers all aspects of how we operate – strategy, governance, processes, people, culture and performance management. As set out in Social performance, Philips promotes a behavior and competency-driven growth and performance culture, which is anchored by the integrity norms described in the GBP. The Message from the CEO explains how the company’s strategy was executed in 2019; in this regard, please refer also to Financial performance.

12.2Board of Management and Executive Committee

Introduction

The Board of Management is entrusted with the management of the company. Certain key officers have been appointed to support the Board of Management in the fulfilment of its managerial duties. The members of the Board of Management and these key officers together constitute the Executive Committee. In this Corporate Governance report, wherever the Executive Committee is mentioned, this also includes the members of the Board of Management, unless the context requires otherwise. Please refer to Board of Management and Executive Committee for an overview of the current members of the Board of Management and the Executive Committee.

Under the chairmanship of the President/Chief Executive Officer (CEO), and supported by the other members of the Executive Committee, the members of the Board of Management drive the company’s management agenda and share responsibility for the continuity of the Philips group, focusing on long-term value creation. Please refer to the Rules of Procedure of the Board of Management and the Executive Committee, which are published on the company’s website, for a description of further responsibilities and tasks, as well as procedures for meetings, resolutions and minutes.

In fulfilling their duties, the members of the Board of Management and Executive Committee shall be guided by the interests of the company and its affiliated enterprise, taking into account the interests of shareholders and other stakeholders. The Board of Management and the Executive Committee have adopted a division of responsibilities based on the functional and business areas, each of which is monitored and reviewed by the individual members. The Board of Management is accountable for the actions and decisions of the Executive Committee and has ultimate responsibility for the company’s external reporting (including reporting to the shareholders of the company).

The Board of Management and the Executive Committee are supervised by the Supervisory Board. Members of the Board of Management and the Executive Committee will be present in the meetings of the Supervisory Board if so invited. In addition, the CEO and other members of the Board of Management (and if needed, the other members of the Executive Committee) meet on a regular basis with the Chairman and other members of the Supervisory Board. The Board of Management and the Executive Committee are required to keep the Supervisory Board informed of all facts and developments concerning Philips that the Supervisory Board may need to be aware of in order to function as required and to properly carry out its duties.

Certain important decisions of the Board of Management require Supervisory Board approval, including decisions concerning the operational and financial objectives of the company and the strategy designed to achieve these objectives, the issue, repurchase or cancellation of shares, and major acquisitions or divestments.

Appointment and composition

Members of the Board of Management, including the CEO, are appointed by the General Meeting of Shareholders upon a binding recommendation drawn up by the Supervisory Board after consultation with the CEO. This binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened, at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority. In the event that a binding recommendation has been overruled, a new binding recommendation shall be submitted to the General Meeting of Shareholders. If such second binding recommendation has been overruled, the General Meeting of Shareholders shall be free to appoint a board member.

The CEO and the other members of the Board of Management are appointed for a term of four years, it being understood that this term expires at the closing of the General Meeting of Shareholders to be held in the fourth calendar year after the year of their appointment or, if applicable, at a later retirement date or other contractual termination date in the fourth year, unless the General Meeting of Shareholders resolves otherwise. The same applies in the case of re-appointment, which is possible for consecutive terms of four years. A (re-)appointment schedule for the Board of Management is published on the company’s website.

Pursuant to Dutch law, the members of the Board of Management are engaged by means of a services agreement (overeenkomst van opdracht). The term of the services agreement is aligned with the term for which the relevant member has been appointed by the General Meeting of Shareholders. In case of termination of the services agreement by the company, severance payment is limited to a maximum of one year’s base salary. The services agreements provide no additional termination benefits.

Members of the Board of Management may be suspended by the Supervisory Board and by the General Meeting of Shareholders and members of the Board of Management may be dismissed by the General Meeting of Shareholders (in each case in accordance with the Articles of Association). The other members of the Executive Committee are appointed, suspended and dismissed by the CEO, subject to approval by the Supervisory Board.

12.3Supervisory Board

Introduction

The Supervisory Board supervises the policies and management and the general affairs of Philips, and assists the Board of Management and the Executive Committee with advice on general policies related to the activities of the company. In fulfilling their duties, the members of the Supervisory Board shall be guided by the interests of the company and its affiliated enterprise, taking into account the interests of shareholders and other stakeholders.

In the two-tier corporate structure under Dutch law, the Supervisory Board is a separate body that is independent of the Board of Management and the company. Its independent character is also reflected in the requirement that members of the Supervisory Board can be neither a member of the Board of Management nor an employee of the company. The Supervisory Board considers all its members to be independent under the Dutch Corporate Governance Code. Furthermore, the members of its Audit Committee are independent under the applicable US rules.

The Supervisory Board must approve certain important decisions of the Board of Management, including decisions concerning the operational and financial objectives of the company and the strategy designed to achieve these objectives, the issue, repurchase or cancellation of shares and major acquisitions or divestments. The Supervisory Board and its individual members each have a responsibility to request from the Board of Management, the Executive Committee and the external auditor all information that the Supervisory Board needs in order to be able to carry out its duties properly as a supervisory body.

Please refer to the Rules of Procedure of the Supervisory Board, which are published on the company’s website, for a description of further responsibilities and tasks, as well as procedures for meetings, resolutions and minutes.

In its report (included in the company’s Annual Report), the Supervisory Board describes the composition and functioning of the Supervisory Board and its committees, their activities in the financial year, the number of committee meetings held and the main items discussed. Please refer to Supervisory Board report. Please also refer to Supervisory Board for an overview of the current members of the Supervisory Board.

Appointment and composition

Members of the Supervisory Board are appointed by the General Meeting of Shareholders upon a binding recommendation drawn up by the Supervisory Board. This binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened. At this new meeting the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority. In the event that a binding recommendation has been overruled, a new binding recommendation shall be submitted to the General Meeting of Shareholders. If such second binding recommendation has been overruled, the General Meeting of Shareholders shall be free to appoint a board member.

The term of appointment of members of the Supervisory Board expires at the closing of the General Meeting of Shareholders to be held after a period of four years following their appointment. There is no age limit requiring the retirement of board members.

In line with the Dutch Corporate Governance Code, members of the Supervisory Board are eligible for re-appointment for a fixed term of four years once, and may subsequently be re-appointed for a period of two years, which appointment may be extended by at most two years. The report of the Supervisory Board must state the reasons for any re-appointment beyond an eight-year period. A (re-)appointment schedule for the Supervisory Board is published on the company’s website.

Members of the Supervisory Board may be suspended or dismissed by the General Meeting of Shareholders in accordance with the Articles of Association.

Candidates for appointment to the Supervisory Board are selected taking into account the company’s Diversity Policy, which is published on the company’s website. The Supervisory Board’s composition furthermore follows the profile included in the Rules of Procedure of the Supervisory Board, and the size of the board may vary as it considers appropriate to support its profile. Please refer to Composition, diversity and self-evaluation by the Supervisory Board.

Supervisory Board committees

The Supervisory Board, while retaining overall responsibility, has assigned certain tasks to four committees: the Corporate Governance and Nomination & Selection Committee, the Audit Committee, the Remuneration Committee, and the Quality & Regulatory Committee. Each committee reports to the full Supervisory Board. Please refer to the charters of the respective committees, which are published on the company’s website as part of the Rules of Procedure of the Supervisory Board, for a description of their responsibilities, composition, meetings and working procedures.

The Corporate Governance and Nomination & Selection Committee is responsible for preparing selection criteria and appointment procedures for members of the Supervisory Board, the Board of Management and the Executive Committee. The Committee makes proposals to the Supervisory Board for the (re)appointment of such members, and periodically assesses their functioning. The Committee also periodically assesses the Diversity Policy, and supervises the policy of the Executive Committee on the selection criteria and appointment procedures for Philips executives. At least once a year, the Committee reviews the corporate governance principles applicable to the company, and advises the Supervisory Board on any changes to these principles that it deems appropriate.

The Remuneration Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee. The Committee prepares an annual remuneration report, which is included in the Annual Report. In performing its duties and responsibilities, the Remuneration Committee is assisted by an external consultant and an in-house remuneration expert acting on the basis of a protocol to ensure that the expert acts on the instructions of the Remuneration Committee and on an independent basis in which conflicts of interest are avoided.

The Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities for: the integrity of the company’s financial statements; the financial reporting process; the effectiveness (also in respect of the financial reporting process) of the system of internal controls and risk management; the internal and external audit process; the internal and external auditor’s qualifications, independence and performance; as well as the company’s process for monitoring compliance with laws and regulations and the GBP (including related manuals, training and tools). It reviews the company’s annual and interim financial statements, including non-financial information, prior to publication and advises the Supervisory Board on the adequacy and appropriateness of internal control policies and internal audit programs and their findings. The Committee furthermore supervises the internal audit function, maintains contact with and supervises the external auditor and prepares the nomination of the external auditor for appointment by the General Meeting of Shareholders.

The composition of the Audit Committee meets the relevant requirements under Dutch law and the applicable US rules. All of the members are considered to be independent and financially literate and the Audit Committee as a whole has the competence relevant to the sector in which the company is operating. In addition, David Pyott and Elizabeth Doherty are each designated as an Audit Committee financial expert, as defined under the regulations of the US Securities and Exchange Commission. The Supervisory Board considers the expertise and experience available in the Audit Committee, in conjunction with the possibility to take advice from internal and external experts and advisors, to be sufficient for the fulfillment of the tasks and responsibilities of the Audit Committee.

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

12.4Other Board-related matters

Remuneration and share ownership

The remuneration of the individual members of the Board of Management is determined by the Supervisory Board, taking into account the remuneration policy adopted by the General Meeting of Shareholders. The remuneration of the individual members of the Supervisory Board is determined by the General Meeting of Shareholders, also on the basis of a remuneration policy.

The current remuneration policy for the Board of Management was adopted in 2017 and is published on the company’s website; the current remuneration of the Supervisory Board was determined in 2018. A description of the composition of the remuneration of the individual members of the Board of Management and the Supervisory Board is included in Report of the Remuneration Committee.

Pursuant to Dutch law, from 2020, the shareholders will be entitled to vote on the adoption of the remuneration policies for each of the Board of Management and the Supervisory Board at the Annual General Meeting (at least) every four years. The adoption of a remuneration policy will require a special majority of three-quarters of the votes cast (as the Articles of Association do not allow a lower majority). In addition, shareholders have an advisory vote at the Annual General Meeting of Shareholders on the remuneration report relating to the preceding financial year (as prepared by the Remuneration Committee and included in the Annual Report). The agenda for the Annual General Meeting of Shareholders 2020 will include certain agenda items to implement this new law.

Pursuant to Dutch law, the Supervisory Board is authorized to reduce or eliminate unpaid bonuses awarded to members of the Board of Management if payment or delivery of the bonus would be unacceptable according to the principles of reasonableness and fairness. The company, which in this respect may also be represented by the Supervisory Board or a special representative appointed for this purpose by the General Meeting of Shareholders, may also request return of bonuses already paid or delivered insofar as these have been granted on the basis of incorrect information on the fulfillment of the relevant performance criteria or other conditions. Bonuses are broadly defined as ‘non-fixed’ (variable) remuneration – either in cash or in the form of share-based compensation – that is conditional in whole or in part on the achievement of certain targets or the occurrence of certain circumstances. The explanatory notes to the balance sheet shall report on any moderation and/or claim for repayment of Board of Management remuneration. No such reduction of unpaid bonuses or requests for repayment occurred during the financial year 2019.

In compliance with the Dutch Corporate Governance Code, the company does not grant personal loans to and guarantees on behalf of members of the Board of Management or the Supervisory Board. No such loans were granted and no such guarantees were issued in 2019, nor were any loans or guarantees outstanding as of December 31, 2019.

Also in compliance with the Dutch Corporate Governance Code, the Articles of Association provide that shares or rights to shares shall not be granted to members of the Supervisory Board.

Members of the Board of Management and the Supervisory Board may only hold shares in the company for the purpose of long-term investment and must refrain from short-term transactions in Philips securities. According to Philips’ internal rules of conduct with respect to inside information, members of the Board of Management and the Supervisory Board are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of 20 business days following the publication of annual and quarterly results (provided further the person involved has no inside information regarding Philips at that time, unless an exemption is available). Furthermore, members of the Board of Management and the Supervisory Board are prohibited from trading, directly or indirectly, in securities of any of the companies belonging to Philips’ peer group (as determined by the Supervisory Board), during one week preceding the disclosure of Philips’ annual or quarterly results.

Transactions in Philips shares carried out by members of the Board of Management and the Supervisory Board are reported to the Netherlands Authority for the Financial Markets (AFM) in accordance with the EU Market Abuse Regulation and, if necessary, to other relevant authorities.

Indemnification

Unless Dutch law provides otherwise, the members of the Board of Management and of the Supervisory Board shall be reimbursed by the company for various costs and expenses, such as the reasonable costs of defending claims, as formalized in the Articles of Association. Under certain circumstances, described in the Articles of Association, such as an act or failure to act by a member of the Board of Management or a member of the Supervisory Board that can be characterized as intentional (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar), there will be no entitlement to this reimbursement unless the law or the principles of reasonableness and fairness require otherwise. The company has also taken out liability insurance (D&O – Directors & Officers) for the persons concerned.

Diversity

Candidates for appointment to the Supervisory Board, the Board of Management and the Executive Committee are selected taking into account the company’s Diversity Policy, which is published on the company’s website.

For more details on the Diversity Policy and board diversity, please refer to Report of the Corporate Governance and Nomination & Selection Committee. For more details on the Diversity Policy, the profile of the Supervisory Board and board diversity please refer to Supervisory Board report and to Report of the Corporate Governance and Nomination & Selection Committee

Conflicts of interest

Dutch law on conflicts of interest provides that a member of the Board of Management or Supervisory Board may not participate in the adoption of resolutions if he or she has a direct or indirect personal conflict of interest with the company or related enterprise. If all members of the Board of Management have a conflict of interest, the resolution concerned will be considered by the Supervisory Board. If all members of the Supervisory Board have a conflict of interest, the resolution concerned must be considered by the General Meeting of Shareholders.

In compliance with the Dutch Corporate Governance Code, the company’s corporate governance includes rules to specify situations in which a potential or actual conflict may exist, procedures to avoid such conflicts of interest as much as possible, and to deal with such conflicts should they arise. Relevant matters relating to conflicts of interest, if any, must be mentioned in the Annual Report for the financial year in question. No decisions to enter into material transactions in which there are conflicts of interest with members of the Board of Management or the Supervisory Board were taken during the financial year 2019.

Outside directorships

In compliance with the Dutch Corporate Governance Code, members of the Board of Management require the approval of the Supervisory Board before they can accept a position as a member of a supervisory board or a position as a non-executive director on a one-tier board (Non-Executive Directorship) at another company. The Supervisory Board must be notified of other important positions (to be) held by a member of the Board of Management.

Dutch law provides for certain limitations on the number of Non-Executive Directorships a member of the Board of Management or Supervisory Board may hold. No member of the Board of Management shall hold more than two Non-Executive Directorships at ‘large’ companies (naamloze vennootschappen or besloten vennootschappen) or ‘large’ foundations (stichtingen), as defined under Dutch law, and no member of the Board of Management shall hold the position of chairman of another one-tier board or the position of chairman of another supervisory board. No member of the Supervisory Board shall hold more than five Non-Executive Directorships at such companies or foundations, with a position as chairman counting for two. During the financial year 2019 all members of the Board of Management complied with the limitations described above in this paragraph.

12.5General Meeting of Shareholders

Meetings

The Annual General Meeting of Shareholders shall be held no later than six months after the end of the financial year. The agenda for the meeting typically includes: implementation of the remuneration policies for the Board of Management and the Supervisory Board; discussion of the Annual Report, the adoption of the financial statements; policy on additions to reserves and dividends; any proposed dividends or other distributions; discharge of the members of the Board of Management and the Supervisory Board; any other matters proposed by the Supervisory Board, the Board of Management or shareholders in accordance with Dutch law and the Articles of Association.

Shareholders’ meetings are convened by public notice via the company’s website, and registered shareholders are notified by letter or by electronic means of communication at least 42 days prior to the day of the relevant meeting. Shareholders who wish to exercise the rights attached to their shares in respect of a shareholders’ meeting are required to register for such meeting. Shareholders may attend a meeting in person, vote by proxy (via an independent third party) or grant a power of attorney to a third party to attend the meeting and vote on their behalf. Details on registration for meetings, attendance and proxy voting will be included in the notice convening the relevant meeting.

Pursuant to Dutch law, the record date for the exercise of voting rights and rights relating to shareholders’ meetings is set at the 28th day prior to the day of the relevant meeting. Shareholders registered on such date are entitled to attend the meeting and to exercise the other shareholder rights (at the relevant meeting) notwithstanding any subsequent sale of their shares after the record date.

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

Pursuant to Dutch law, shareholders requesting an item to be included on the agenda of a meeting have an obligation to disclose their full economic interest (i.e. long position and short position) to the company. The company has the obligation to publish such disclosures on its website.

Main powers of the General Meeting of Shareholders

The main powers of the General Meeting of Shareholders are:

  to appoint, suspend and dismiss members of the Board of Management and the Supervisory Board;
  to adopt remuneration policies for the Board of Management and the Supervisory Board, determine the remuneration of the individual members of the Supervisory Board and to approve long-term incentive (equity-based) plans for the Board of Management;
  to adopt the annual accounts, to declare dividends and to discharge the Board of Management and the Supervisory Board from any liability in respect of the performance of their respective duties for the previous financial year;
  to appoint the company’s external auditor;
  to adopt amendments to the Articles of Association and proposals to dissolve or liquidate the company;
  to issue shares or rights to shares;
  to restrict or exclude pre-emptive rights of shareholders and to repurchase or cancel outstanding shares; and
  in accordance with Dutch law, to approve decisions of the Board of Management that are so far-reaching that they would greatly change the identity or nature of the company or the business.

The company applies principle 4.1 of the Dutch Corporate Governance Code within the framework of the Articles of Association and Dutch law and in the manner described in this corporate governance report. All issued and outstanding shares carry voting rights and each share confers the right to cast one vote in a shareholders’ meeting. Pursuant to Dutch law, no votes may be cast at a General Meeting of Shareholders in respect of shares which are held by the company. There are no special statutory rights attached to the shares of the company and no restrictions on the voting rights of the company’s shares exist. Subject to certain exceptions provided by Dutch law and/or the Articles of Association, resolutions of the General Meeting of Shareholders are passed by an absolute majority of votes cast and do not require a quorum.

Share capital; issue and repurchase of (rights to) shares

The authorized share capital of the company amounts to EUR 800 million, divided into 2 billion common shares with a nominal value of 20 eurocents each and 2 billion preference shares also with a nominal value of 20 eurocents each. On December 31, 2019, the issued share capital amounted to EUR 179,346,744.20, divided into 896,733,721 common shares and no preference shares. All shares are fully paid-up. There are currently no limitations, either under Dutch law or the Articles of Association, to the transfer of the common shares.

Only Euroclear shares are traded on Euronext Amsterdam. Only New York Registry Shares are traded on the New York Stock Exchange. Pursuant to Section 10:138(2) of the Dutch Civil Code, the laws of the State of New York are applicable to the proprietary regime with respect to the New York Registry Shares, which proprietary regime includes the requirements for a transfer of, or the creation of an in rem right in, such New York Registry Shares. Euroclear shares and New York Registry Shares may be exchanged for each other.

As per December 31, 2019, approximately 93% of the common shares were held through the system of Euroclear Nederland (Euroclear shares) and approximately 7% of the common shares were represented by New York Registry Shares issued in the name of approximately 952 holders of record, including Cede & Co. Cede & Co which acts as nominee for The Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries. Deutsche Bank Trust Company Americas is Philips’ New York transfer agent, registrar and dividend disbursing agent. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of United States beneficial holders or the number of New York Registry Shares beneficially held by US residents.

At the 2019 Annual General Meeting of Shareholders, it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to issue shares or to grant rights to acquire shares in the company as well as to restrict or exclude the pre-emption right accruing to shareholders up to and including November 8, 2020. This authorization is limited to a maximum of 10% of the number of shares issued as of May 9, 2019.

In addition, at the 2019 Annual General Meeting of Shareholders, it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the company within the limits of the Articles of Association and within a certain price range up to and including November 8, 2020. The maximum number of shares the company may hold will not exceed 10% of the issued share capital as of May 9, 2019. The number of shares may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs.

12.6Risk management approach

Risk management and control forms an integral part of the Philips business planning and performance review cycle. The company’s risk management policy and framework are designed to provide reasonable assurance that its strategic and operational objectives are met, that legal requirements are complied with, and that the integrity of the company’s financial reporting and its related disclosures is safeguarded. Please refer to Risk management for a more detailed description of Philips’ approach to risk management (including Internal Control over Financial Reporting), risk categories and factors, and certain specific risks that have been identified.

With respect to financial reporting, a structured self-assessment and monitoring process is used company-wide to assess, document, review and monitor compliance with Internal Control over Financial Reporting. On the basis of the outcome of this process, the Board of Management confirms that: (i) the management report (within the meaning of section 2:391 of the Dutch Civil Code) provides sufficient insights into any failings in the effectiveness of the internal risk management and control systems; (ii) such systems provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies; (iii) based on the current state of affairs, it is justified that the financial reporting is prepared on a going concern basis; and (iv) the management report states those material risks and uncertainties that are relevant to the expected continuity of the company for a period of 12 months after the preparation of the report. The financial statements fairly represent the financial condition and result of operations of the company and provide the required disclosures.

In view of the above, the Board of Management believes that it is in compliance with best practice 1.4.2 of the Dutch Corporate Governance Code. It should be noted that the above does not imply that the internal risk management and control systems provide certainty as to the realization of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud or non- compliances with rules and regulations. The above statement on internal control should not be construed as a statement in response to the requirements of section 404 of the US Sarbanes-Oxley Act. The statement as to compliance with section 404 is set forth in . Management’s report on internal control

12.7Annual financial statements and external audit

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

The external auditor is appointed by the General Meeting of Shareholders in accordance with the Articles of Association. Philips’ current external auditor, Ernst & Young Accountants LLP, was appointed by the General Meeting of Shareholders held on May 7, 2015, for a term of four years starting January 1, 2016 and was re-appointed at the Annual General Meeting of Shareholders held on May 9, 2019 for a term of three years starting January 1, 2020.

Dutch law requires the separation of audit and non-audit services, meaning the company’s external auditor is not allowed to provide non-audit services. This is reflected in the Auditor Policy, which is published on the company’s website. The policy is also in line with (and in some ways stricter than) applicable US rules, under which the appointed external auditor must be independent from the company both in fact and appearance.

The Auditor Policy specifies certain audit services and audit-related services (also known as assurance services) that will or may be provided by the external auditor, and includes rules for the pre-approval by the Audit Committee of such services. Audit services must be pre-approved on the basis of the annual audit services engagement agreed with the External Auditor. Proposed audit-related services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, which is designed to ensure that there is no management discretion in determining whether a service has been approved, and to ensure that the Audit Committee is informed of each of the services it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2019, there were no services provided to the Company by the external auditor which were not pre-approved by the Audit Committee.

12.8Stichting Preferente Aandelen Philips

Stichting Preferente Aandelen Philips, a Foundation (stichting) organized under Dutch law, has been granted the right to acquire preference shares the Royal Philips, as stated in the company’s Articles of Association. In addition, the Foundation has the right to file a petition with the Enterprise Chamber of the Amsterdam Court of Appeal to commence an inquiry procedure within the meaning of section 2:344 Dutch Civil Code.

The object of the Foundation is to represent the interests of Royal Philips, the enterprises maintained by the company and its affiliated companies within the company’s group, in such a way that the interests of the company, these enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of Philips and those enterprises, and also to do anything related to the above ends or conducive to them. This object includes the protection of Philips against (an attempt at) an unsolicited takeover or other attempt to exert (de facto) control of the company. The arrangement will allow Philips to determine its position in relation to the relevant third party (or parties) and its (their) plans, to seek alternatives and to defend the company’s interests and those of its stakeholders.

The mere notification that the Foundation exercises its right to acquire preference shares will result in such shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are common shares in the company outstanding at that time. No preference shares have been issued as of December 31, 2019.

The members of the self-electing Board of the Foundation are Messrs J.M. Hessels, F.J.G.M. Cremers and P.N. Wakkie. No Philips Supervisory Board or Board of Management members or Philips officers are represented on the board of the Foundation.

Other than the arrangements made with the Foundation referred to above, the company does not have any measures which exclusively or almost exclusively have the purpose of defending against unsolicited public offers for shares in the capital of the company. It should be noted that the Board of Management and the Supervisory Board remain under all circumstances authorized to exercise all powers vested in them to promote the interests of Philips.

The company has issued certain corporate bonds, the provisions of which contain a ‘Change of Control Triggering Event’ or a ‘Change of Control Put Event’. Upon the occurrence of such events, the company might be required to offer to redeem or purchase any outstanding bonds at certain pre-determined prices. Please also refer to note 18 Debt.

12.9Investor Relations

Philips is continuously focused on maintaining strong and open relations with its shareholders. In addition to communication with its shareholders at shareholders’ meetings, the company may discuss its financial results during conference calls, which are broadly accessible. The company also publishes annual, semi-annual and quarterly reports and press releases, and informs investors via its website.

From time to time the company communicates with investors and analysts via roadshows, broker conferences and a Capital Markets Day, which are announced in advance on the company’s website. The purpose of these engagements is to further inform the market of the results, strategy and decisions made, as well as to receive feedback from shareholders. It is the company’s policy to post presentations to investors and analysts on its website. Philips applies recommendation 4.2.3 of the Dutch Corporate Governance Code, which it does not view (in line with market practice) as extending to less important analyst meetings and presentations.

Furthermore, Philips engages in bilateral communications with investors and analysts. These communications take place either at the initiative of the company or at the initiative of investors/analysts. The company is generally represented by its Investor Relations department during these interactions, however, on a limited number of occasions the Investor Relations department is accompanied by one or more members of the senior management. The subject matter of the bilateral communications ranges from individual queries from investors/analysts to more elaborate discussions following disclosures that the company has made, such as its annual and quarterly reports. Philips complies with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders.

12.10Major shareholders

The Dutch Act on Financial Supervision imposes an obligation on persons holding certain interests to disclose (inter alia) percentage holdings in the capital and/or voting rights in the company when such holdings reach, exceed or fall below 3, 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent (as a result of an acquisition or disposal by a person, or as a result of a change in the company’s total number of voting rights or capital issued). Certain derivatives (settled in kind or in cash) are also taken into account when calculating the capital interest. The statutory obligation to disclose capital interest relates not only to gross long positions, but also to gross short positions. Required disclosures must be made to the Netherlands Authority for the Financial Markets (AFM) without delay. The AFM then notifies the company of such disclosures and includes them in a register, which is published on the AFM’s website. Furthermore, an obligation to disclose (net) short positions is set out in the EU Regulation on Short Selling.

The AFM register shows the following notifications of substantial holdings and/or voting rights at or above the 3% threshold: BlackRock, Inc.: substantial holding of 5.03% and 6.19% of the voting rights (January 5, 2017); Wellington Management Group LLP: 6.58 % of the voting rights (October 1, 2019); Capital Research and Management Company / Capital Group International Inc.: 5.00 % of the voting rights (November 19, 2019).

12.11Corporate information

The company began as a limited partnership with the name Philips & Co in Eindhoven, the Netherlands, in 1891, and was converted into the company with limited liability N.V. Philips’ Gloeilampenfabrieken on September 11, 1912. The company’s name was changed to Philips Electronics N.V. on May 6, 1994, to Koninklijke Philips Electronics N.V. on April 1, 1998, and to Koninklijke Philips N.V. on May 15, 2013.

The majority of the shares in Royal Philips are held through the system maintained by the Dutch Central Securities Depository (Euroclear Nederland). In the past, Philips has also issued (physical) bearer share certificates ("Share Certificates"). A limited number of Share Certificates have not been surrendered yet, although the holders of Share Certificates are still entitled to a corresponding number of shares in Royal Philips. It is noted that, as a result of Dutch legislation that became effective per July 2019, the relevant shares will be registered in the name of Royal Philips by operation of law per January 1, 2021. Owners of Share Certificates will continue to be entitled to a corresponding number of shares, but may not exercise the rights attached to such shares until they surrender their Share Certificates. Owners of Share Certificates may come forward to do so and to receive a corresponding number of shares until January 1, 2026 at the latest. As per January 2, 2026, entitlements attached to the Share Certificates not surrendered, will expire by operation of law. For more information, please contact the Investor Relations department by email (investor.relations@philips.com) or telephone (+31-20-59 77222).

The statutory seat of the company is Eindhoven, the Netherlands, and the statutory list of all subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code, Book 2, Sections 379 and 414), forms part of the notes to the consolidated financial statements and is deposited at the office of the Commercial Register in Eindhoven, the Netherlands (file no. 17001910). The executive offices of the company are located at the Philips Center, Amstelplein 2, 1096 BC Amsterdam, the Netherlands, telephone +31-20-59 77777.

The Board of Management and the Supervisory Board are of the opinion that the principles and best practice provisions of the Dutch Corporate Governance Code that are addressed to the boards, are being applied. The full text of the Dutch Corporate Governance Code can be found on the website of the Monitoring Commission Corporate Governance Code (www.commissiecorporategovernance.nl).

12.12Additional information

Articles of association

Set forth below is a summary of certain provisions of the Articles of Association of the company, applicable Dutch law and related company policies. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

Object and purpose

The objects of the company are to establish, participate in, administer and finance legal entities, companies and other legal forms for the purpose of the manufacture and trading of electrical, electronic, mechanical or chemical products, the development and exploitation of technical and other expertise, including software, or for the purpose of other activities, and to do everything pertaining thereto or connected therewith, including the provision of security in particular for commitments of business undertakings which belong to its group, all this in the widest sense, as may also be conducive to the proper continuity of the collectivity of business undertakings, in the Netherlands and abroad, which are carried on by the company and the companies in which it directly or indirectly participates. The object and purpose can be found in Article 2 of the Articles of Association.

Share Capital

On December 31, 2019, the issued share capital amounted to EUR 179,346,744.20, divided into 896,733,721 common shares and no preference shares.

Voting rights

All issued and outstanding shares carry voting rights and each share confers the right to cast one vote in a shareholders’ meeting. Pursuant to Dutch law, no votes may be cast at a General Meeting of Shareholders in respect of shares which are held by the company. There are no special statutory rights attached to the shares of the company and no restrictions on the voting rights of the company’s shares exist. Major shareholders do not have different voting rights than other shareholders.

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

Preemptive rights

Shareholders have a pro rata preferential right of subscription to any common share issuance unless the right is restricted or excluded. If designated by the General Meeting of Shareholders, the Board of Management has the power to restrict or exclude the preferential subscription rights. A designation of the Board of Management will be effective for a specified period of up to five years and may be renewed. Currently, the Board of Management has been granted the power to restrict or exclude the preferential right of subscription up to and including November 8, 2020. If the Board of Management has not been designated, the General Meeting of Shareholders has the power to restrict or exclude such rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the General Meeting of Shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.

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

In principle, all shareholders are entitled to attend a General Meeting of Shareholders, to address the meeting and to vote, except for shares held in treasury by the company. They may exercise the aforementioned rights at a meeting only for the common shares which on the record date are registered in their name. The record date is published in the above announcement and is, pursuant to Dutch law, set as the 28th day prior to the day of the relevant meeting. Holders of registered shares must advise the company in writing of their intention to attend the General Meeting of Shareholders. Holders of shares listed and traded via a stock exchange who either in person or by proxy wish to attend the General Meeting of Shareholders, should notify ABN AMRO Bank N.V., which is acting as agent for the company. They must submit a confirmation by a participating institution, in which administration they are registered as holders of the shares, that such shares are registered and will remain registered in its administration up to and including the record date, whereupon the holder will receive an admission ticket for the General Meeting of Shareholders. Holders of shares who wish to attend by proxy have to submit the proxy at the same time. A participating institution is a bank or broker which, according to the Dutch Securities Depository Act (Wet giraal effectenverkeer), is an intermediary (intermediair) of the Dutch Central Securities Depository (Euroclear Nederland).

In connection with the General Meeting of Shareholders, the company does not solicit proxies within the United States.

The Articles of Association of the company provide that there are no quorum requirements to hold a General Meeting of Shareholders. Subject to certain exceptions provided by Dutch law and/or the Articles of Association, resolutions of the General Meeting of Shareholders are passed by an absolute majority of votes cast and do not require a quorum.

Limitations on right to hold or vote Common Shares

There are no limitations imposed by Dutch law or by the Articles of Association on the right of non-resident owners to hold or vote the Common Shares.

Exchange controls

Cash dividends paid in euros on Dutch registered shares and bearer shares may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions, except that for statistical purposes such payments and transactions must be reported to the Dutch Central Bank. Furthermore, no payments, including dividend payments, may be made to jurisdictions subject to sanctions adopted by the government of the Netherlands and implementing resolutions of the Security Council of the United Nations.

The Articles of Association of the company provide that cash distributions on New York Registry Shares shall be paid in US dollars, converted at the rate of exchange on the stock market of Euronext Amsterdam at the close of business on the day fixed and announced for that purpose by the Board of Management.

Significant differences in corporate governance practices

The corporate governance rules established by the New York Stock Exchange (NYSE) allow Foreign Private Issuers, like Royal Philips, to follow home country practices on most corporate governance matters instead of those that apply to US domestic issuers, provided that they disclose any significant ways in which their corporate governance practices differ from those applying to listed US domestic issuers under the NYSE listing standards. The following paragraphs summarize what we believe to be the significant differences between certain Dutch practices on corporate governance matters and the corporate governance provisions applicable to US domestic issuers under the NYSE listing standards.

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

Independence of members of our Supervisory Board

The Dutch Corporate Governance Code sets forth certain limitations on the number of non-independent members of the Supervisory Board, and its committees. The Supervisory Board considers all its members to be independent under the Dutch Corporate Governance Code. The definitions of independence under the Dutch Corporate Governance Code, however, differ in their details from the definitions of independence under the NYSE listing standards. In some cases the Dutch requirements are stricter than the NYSE listing standards, and in other cases the NYSE listing standards are the stricter of the two. The members of the Audit Committee of the Supervisory Board are independent under the NYSE listing standards.

Committees of our Supervisory Board

The company has established four committees, consisting of members of the Supervisory Board only: the Audit Committee, the Remuneration Committee, the Corporate Governance and Nomination & Selection Committee and the Quality & Regulatory Committee. The roles, responsibilities and composition of these committees reflect the requirements of the Dutch Corporate Governance Code, the company’s Articles of Association and Dutch law, which differ from the NYSE listing standards in these respects. The role of each committee is to advise the Supervisory Board and to prepare the decision-making of the Supervisory Board. In principle, the entire Supervisory Board remains responsible for its decisions even if such decisions were prepared by one of the Supervisory Board’s committees.

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

Equity compensation plans

The company complies with Dutch legal requirements regarding shareholder approval of equity compensation plans. Dutch law does not require shareholder approval of certain equity compensation plans for which the NYSE listing standards would require such approval. The company is subject to a Dutch requirement to seek shareholder approval for equity compensation plans for its members of the Board of Management.

Code of business conduct

The listing standards of the NYSE prescribe certain parameters for listed company codes of business conduct and ethics. The company has implemented the Philips General Business Principles, which are applicable to all employees, and a Financial Code of Ethics, which is applicable to all employees performing an accounting or financial function. Waivers granted to Senior (Financial) Officers (as defined in our Financial Code of Ethics) must be disclosed. In 2019 the company did not grant any waivers of the Financial Code of Ethics.

New York Registry Shares

Certain common shares of the company are registered in the register maintained by Deutsche Bank Trust Company Americas, as the New York transfer agent, registrar and dividend disbursing agent (the “New York Transfer Agent”), pursuant to a Transfer Agent Agreement, dated July 16, 2018, between the New York Transfer Agent and the company (such common shares, “New York Registry Shares”). As soon as practicable after receipt from the company, the New York Transfer Agent will provide holders of New York Registry Shares with a notice of any meeting or solicitation of consents or proxies with a notice prepared by the company stating (a) such information as is contained in such notice of meeting and any solicitation materials (or a summary thereof in English provided by the company), (b) that each registered holder at the close of business on the record date set by the company therefor will be entitled, subject to any applicable provisions of Dutch law and the Articles of Association, to exercise the voting rights pertaining to the New York Registry Shares, and (c) the manner in which such voting rights may be exercised. The New York Transfer Agent may, to the extent not prohibited by applicable law or by the requirements of the New York Stock Exchange, in lieu of distribution of the materials provided to it in connection with any meeting of, or solicitation of consents or proxies from, holders of common shares, distribute to the registered holders of New York Registry Shares a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e. by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

Major shareholders as filed with SEC

On February 6, 2019, BlackRock Inc. filed a Schedule 13G with the SEC indicating that, as of December 31, 2018, it beneficially owned 9.9% (92,130,367 shares) of the Company’s common shares. On February 11, 2019, BlackRock Inc. filed a Schedule 13G with the SEC indicating that, as of January 31, 2019, it beneficially owned 10.1% (93,159,954 shares) of the Company’s common shares. On February 12, 2019, Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP jointly filed a Schedule 13G with the SEC indicating that Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP each beneficially owned 7.05% (65,286,127 shares) of the Company’s common shares and Wellington Management Company LLP beneficially owned 6.55% (60,708,945 shares) of the Company’s common shares. On February 5, 2020, BlackRock Inc. filed a Schedule 13G with the SEC indicating that, as of December 31, 2019, it beneficially owned 9.2% (82,571,656 shares) of the Company's common shares. On January 27, 2020, Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP jointly filed a Schedule 13G with the SEC indicating that, as of December 31, 2019, Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP each beneficially owned 7.17% (64,327,165 shares) of the Company’s common shares and Wellington Management Company LLP beneficially owned 6.80% (60,988,928 shares) of the Company’s common shares.

Please also refer to Major shareholders.

13Group financial statements

Introduction

This section of the Annual Report contains the audited consolidated financial statements including the notes thereon that have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code.

All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2019 have been endorsed by the EU, consequently, the accounting policies applied by Koninklijke Philips N.V. (Royal Philips) also comply with IFRS as issued by the IASB.

The Group financial statements (together with the Company financial statements, which are not included in the Annual Report on Form 20-F, containing its statutory statements) are subject to adoption by the company’s shareholders at the upcoming 2020 Annual General Meeting of Shareholders.

Please refer to Forward-looking statements for more information about forward-looking statements, third-party market share data, fair value information, and revisions and reclassifications.

The Board of Management of Royal Philips hereby declares that, to the best of our knowledge, the Group financial statements and Company financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole and that the management report referred to above gives a true and fair view concerning the position as per the balance sheet date, the development and performance of the business during the financial year of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks that they face.

Board of Management
Frans van Houten
Abhijit Bhattacharya
Marnix van Ginneken

February 25, 2020

13.1Management’s report on internal control

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

Based on the Board of Management’s assessment of the effectiveness of Royal Philips' internal control over financial reporting as of December 31, 2019, it has concluded that, as of December 31, 2019, Royal Philips' internal control over Group financial reporting is considered effective.

The effectiveness of the Royal Philips' internal control over financial reporting as of December 31, 2019, as included in this section Group financial statements, has been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, as stated in their report which follows hereafter.

Board of Management
Frans van Houten
Abhijit Bhattacharya
Marnix van Ginneken

February 25, 2020

13.1.1Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a15(e) and 15d15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2019.

13.1.2Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

13.2Report of the independent auditor

Management’s report on internal control over financial reporting is set out on Management’s report on internal control. The report set out on Independent auditor’s report on internal control over financial reporting, is provided in compliance with standards of the Public Company Accounting Oversight Board in the US and includes an opinion on the effectiveness of internal control over financial reporting as at December 31, 2019, based on COSO criteria.

Ernst & Young Accountants LLP has also issued a report on the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board in the US, which is set out on Independent auditor’s report on the consolidated financial statements.

13.3Independent auditor’s report on internal control over financial reporting

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Opinion on Internal Control over Financial Reporting

We have audited Koninklijke Philips N.V.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Koninklijke Philips N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2019, and the related notes and our report dated February 25, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying section ‘Management’s report on internal control’, of this Annual Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young Accountants LLP

Amsterdam, the Netherlands
February 25, 2020

13.4Independent auditor’s report on the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Koninklijke Philips N.V. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the group financial statements). In our opinion, the group financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 25, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These group financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s group financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the group financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the group financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the group financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the group financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the group financial statements that were communicated or required to be communicated to the Audit Committee of the Supervisory Board and that: (1) relates to accounts or disclosures that are material to the group financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the group financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition – sales contracts with separately identifiable performance obligations or sales promotions
Description of the Matter

Sales contracts for certain transactions primarily entered into in the Diagnosis & Treatment businesses and the Connected Care businesses involve separately identifiable performance obligations. Revenue for each of those separately identifiable performance obligations, is recognized based on its relative stand-alone selling price when the performance obligation is satisfied. The Company applies the internally-determined Country Target Price (CTP), which is based on the selling prices of goods or services in separate transactions under similar conditions to similar customers, as a basis for determining the stand-alone selling price. Determining the stand-alone selling price and therefore the allocation of the consideration to the different performance obligations, which impacts timing of the related revenue recognition, is therefore complex and judgmental.

In addition, primarily in the Personal Health businesses, the Company has sales promotions-related agreements with distributors and retailers whereby discounts and rebates are provided according to the quantity of goods sold and promotional and marketing activities performed by the distributors and retailers. Auditing the Company’s measurement of sales related accruals relating to rebates, promotional and marketing support is especially challenging because the calculation involves subjective management assumptions such as estimated customer sales and to what extent promotional or marketing targets are met.

Further reference is made to note 1, Significant accounting policies, and note 6, Income from operations section Sales composition and disaggregation, to the group financial statements.

How We Addressed the Matter in Our Audit

As part of our audit procedures, we obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls that address the risks of material misstatement relating to the measurement of revenues. This included testing controls, among others, over the stand-alone selling price determination for separately identifiable performance obligations in sales contracts, as well as management’s verification that sales-related accruals have been reviewed and underlying assumptions were based on management’s best estimate.

To assess the relative stand-alone selling price determination, among other procedures, we evaluated the basis on which the stand-alone selling price is determined and tested the accuracy of the allocation to the performance obligations. We compared the CTP applied by the Company in determining the relative stand-alone selling price to the prices that were charged for goods or services in a separate transaction under similar conditions to similar customers.

With respect to the sales-related accruals, we evaluated management’s assumptions (as described above) by performing, among others, a retrospective review of actual settlements to prior period sales related accruals, confirmed the agreed upon terms and conditions for a sample of customer contracts and performed additional inquires with non-sales related employees.

We also assessed the adequacy of the sales disclosures contained in note 1, Significant accounting policies, and note 6, Income from operations section Sales composition and disaggregation, to the group financial statements.

Valuation of Goodwill
Description of the Matter

At December 31, 2019, the total carrying value of goodwill amounted to EUR 8,654 million, representing 32% of the group’s total assets. Goodwill is allocated to Cash Generating Units (CGUs) for which management is required to test the carrying value of goodwill for impairment annually or more frequently if there is a triggering event for testing. During the year, management recorded an impairment charge of EUR 78 million related to the CGU Population Insights & Care/VitalHealth (PIC/VH). Further reference is made to note 11, Goodwill, to the group financial statements.

Auditing the calculation of the recoverable amount for the CGUs PIC/VH and Aging & Caregiving (ACG) as well as the new CGU Population Health Management (PHM), in which the CGUs PIC/VH and ACG were subsequently combined, is complex, given the significant judgment related to assumptions and data in the model used to determine whether the carrying value of goodwill is appropriate and the sensitivity to fluctuations in assumptions for these CGUs. Significant assumptions used within the model to support the recoverable amount of goodwill are sales growth rate, EBITA and discount rates.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process, including controls over management’s review of the significant assumptions. For example, we tested controls over management’s determination and review of the sales growth, EBITA and the discount rate calculations.

As part of our audit we assessed and tested the assumptions and data used by the Company in their valuation model for the respective CGUs, for example, by comparing them to external data such as industry sales growth rates, EBITA rates and discount rates. Additionally, we compared the cash flow projections used in the valuation to the information controlled and approved by the Executive Committee and have evaluated the historical accuracy of management’s estimates that drive the assessment, such as business plans and expected growth rates. We gained an understanding of the developments of the performance and corroborated if they are in line with forecasted figures. We also performed an analysis of the significant assumptions to evaluate the sensitivity of the recoverable amount to fluctuations in the assumptions. We involved in our team a valuation expert to assist us in these audit activities.

We also assessed the adequacy of the Company’s disclosure around goodwill as included in note 11, Goodwill, to the group financial statements.

Valuation and disclosure of accrual estimates for legal claims, litigations and contingencies
Description of the Matter

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, as well as investigations by authorities. The Company records litigation provisions if it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably.

We evaluated the accounting and disclosure for (contingent) legal liabilities which is complex and judgmental due to the difficulty in predicting the outcome of the matters and estimating the potential impact if the outcomes are unfavorable, and the amounts involved are, or can be, material to the financial statements as a whole. Further reference is made to note 19, Provisions, and note 24, Contingent assets and liabilities, to the group financial statements.

How We Addressed the Matter in Our Audit

Our audit procedures included, among others, obtaining an understanding, evaluating the design and testing the effectiveness of the Company’s internal controls around the identification and evaluation of claims, proceedings and investigations at different levels in the group, and the recording and continuous re-assessment of the related (contingent) liabilities and provisions and disclosures.

We inquired with both internal and external legal counsel as well as with the Company’s financial department in respect of (ongoing) investigations, claims or proceedings, inspected relevant correspondence with authorities, inspected the minutes of the meetings of the Audit Committee, Supervisory Board and Executive Committee, requested a confirmation letter from the Company’s in-house legal counsel and obtained external legal confirmation letters from a selection of external legal counsels. For claims settled during the year, we vouched the cash payments, as appropriate, and read the related settlement agreements. Specifically related to ongoing compliance-related investigations, we were supported by fraud investigation experts from our firm. We also assessed the adequacy of the Company’s disclosure around legal claims, litigations and contingencies as included in note 19, Provisions, and note 24, Contingent assets and liabilities, to the group financial statements.

/s/ Ernst & Young Accountants LLP

We have served as the Company‘s auditor since 2016.

Amsterdam, the Netherlands
February 25, 2020

13.5Consolidated statements of income

Philips Group

Consolidated statements of income

in millions of EUR

For the years ended December 31

	2017	2018	2019
Sales6	17,780	18,121	19,482
Cost of sales	(9,600)	(9,568)	(10,607)
Gross margin	8,181	8,554	8,875
Selling expenses	(4,398)	(4,500)	(4,682)
General and administrative expenses	(577)	(631)	(631)
Research and development expenses	(1,764)	(1,759)	(1,884)
Other business income6	152	88	155
Other business expenses6	(76)	(33)	(188)
Income from operations6	1,517	1,719	1,644
Financial income7	126	51	117
Financial expenses7	(263)	(264)	(233)
Investments in associates, net of income taxes	(4)	(2)	1
Income before taxes	1,377	1,503	1,529
Income tax expense8	(349)	(193)	(337)
Income from continuing operations	1,028	1,310	1,192
Discontinued operations, net of income taxes3	843	(213)	(19)
Net income	1,870	1,097	1,173

Attribution of net income
Net income attributable to Koninklijke Philips N.V. shareholders	1,657	1,090	1,167
Net income attributable to non-controlling interests	214	7	5

Philips Group

Earnings per common share attributable to Koninklijke Philips N.V. shareholders in EUR unless otherwise stated

For the years ended December 31

	2017	2018	2019
Basic earnings per common share in EUR
Income from continuing operations attributable to shareholders	1.10	1.41	1.31
Net income attributable to shareholders	1.78	1.18	1.29

Diluted earnings per common share in EUR
Income from continuing operations attributable to shareholders	1.08	1.39	1.30
Net income attributable to shareholders	1.75	1.16	1.28

Amounts may not add up due to rounding.

13.6Consolidated statements of comprehensive income

Philips Group

Consolidated statements of comprehensive income

in millions of EUR

for the year ended December 31

	2017	2018	2019

Net income for the period	1,870	1,097	1,173

Pensions and other-post employment plans:20
Remeasurement	102	(8)	30
Income tax effect on remeasurements8	(78)	(19)	3

Financial assets fair value through OCI:
Net current-period change, before tax		(147)	82
Reclassification directly into retained earnings		(5)
Total of items that will not be reclassified to Income Statement	25	(179)	114

Currency translation differences:
Net current period change, before tax	(1,177)	383	218
Income tax effect on net current-period change8	39	(29)	-
Reclassification adjustment for (gain) loss realized			4
Reclassification adjustment for (gain) loss realized, in discontinued operations	191	(6)	16
Available-for-sale financial assets:13
Net current period change, before tax	(66)
Income tax effect on net current-period change8	(1)
Reclassification adjustment for loss (gain) realized	1
Cash flow hedges:
Net current-period change, before tax	33	(13)	(53)
Income tax effect on net current-period change8	(3)	11	6
Reclassification adjustment for loss (gain) realized	(17)	(31)	33
Total of items that are or may be reclassified to Income Statement	(1,000)	315	225

Other comprehensive income for the period	(975)	136	340

Total comprehensive income for the period	895	1,233	1,512

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	805	1,225	1,507
Non-controlling interests	90	8	5

Amounts may not add up due to rounding.

13.7Consolidated balance sheets

Amounts may not add up due to rounding.

Philips Group

Consolidated balance sheets

in millions of EUR unless otherwise stated

As of December 31

	2018	2019
Non-current assets
Property, plant and equipment1)102	1,712	2,866
Goodwill112	8,503	8,654
Intangible assets excluding goodwill122	3,589	3,466
Non-current receivables16	162	178
Investments in associates5	244	233
Other non-current financial assets13	360	248
Non-current derivative financial assets28	1	1
Deferred tax assets8	1,828	1,865
Other non-current assets14	47	47
Total non-current assets	16,447	17,557

Current assets
Inventories15	2,674	2,773
Other current financial assets13	436	1
Other current assets14	469	476
Current derivative financial assets28	36	38
Income tax receivable8	147	177
Current receivables2516	4,035	4,554
Assets classified as held for sale3	87	13
Cash and cash equivalents29	1,688	1,425
Total current assets	9,572	9,459
Total assets	26,019	27,016

Equity17
Equity	12,088	12,597
Common shares	185	179
Reserves	548	652
Other	11,355	11,766
Non-controlling interests17	29	28
Group equity	12,117	12,625

Non-current liabilities
Long-term debt1)18	3,427	4,939
Non-current derivative financial liabilities28	114	124
Long-term provisions2019	1,788	1,603
Deferred tax liabilities8	152	143
Non-current contract liabilities22	226	348
Non-current tax liabilities2)8	181	186
Other non-current liabilities22	72	71
Total non-current liabilities	5,959	7,413

Current liabilities
Short-term debt1)18	1,394	508
Current derivative financial liabilities28	176	67
Income tax payable8	118	100
Accounts payable25	2,303	2,089
Accrued liabilities21	1,537	1,632
Current contract liabilities22	1,303	1,170
Short-term provisions2019	363	556
Liabilities directly associated with assets held for sale3	12	-
Other current liabilities22	737	856
Total current liabilities	7,943	6,978
Total liabilities and group equity	26,019	27,016
1)Includes the impact of IFRS 16 lease accounting following its adoption as of January 1, 2019. For more details refer to the Significant accounting policies.
2)Due to IFRIC 23 adoption, non-current tax liabilities are now shown as a separate caption on the balance sheet. For more details refer to the Significant accounting policies

13.8Consolidated statements of cash flows

Amounts may not add up due to rounding.

Philips Group

Consolidated statements of cash flows1)

in millions of EUR

For the years ended December 31

	2017	2018	2019
Cash flows from operating activities
Net income (loss)	1,870	1,097	1,173
Results of discontinued operations, net of income tax	(843)	213	19
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization, and impairment of fixed assets	1,025	1,089	1,402
Impairment of goodwill and other non-current financial assets	15	1	97
Share-based compensation	116	97	98
Net gain on sale of assets	(107)	(71)	(77)
Interest income	(40)	(31)	(27)
Interest expense on debt, borrowings, and other liabilities	186	165	174
Income taxes	349	193	337
Investments in associates, net of income taxes		2	6
Decrease (increase) in working capital	101	(179)	(819)
Decrease (increase) in receivables and other current assets	64	(97)	(274)
Decrease (Increase) in inventories	(144)	(394)	(175)
Increase (decrease) in accounts payable, accrued and other current liabilities	181	311	(369)
Decrease (increase) in non-current receivables, other assets and other liabilities	(358)	(49)	122
Increase (decrease) in provisions19	(252)	(271)	27
Other items	261	(59)	(5)
Interest paid	(215)	(170)	(172)
Interest received	40	35	27
Dividends received from investments in associates	6	20	12
Income taxes paid	(284)	(301)	(363)
Net cash provided by (used for) operating activities	1,870	1,780	2,031
Cash flows from investing activities
Net capital expenditures	(685)	(796)	(978)
Purchase of intangible assets	(106)	(123)	(156)
Expenditures on development assets	(333)	(298)	(339)
Capital expenditures on property, plant and equipment	(420)	(422)	(518)
Proceeds from sales of property, plant and equipment3	175	46	35
Net proceeds from (cash used for) derivatives and current financial assets23	(198)	(175)	385
Purchase of other non-current financial assets23	(42)	(34)	(63)
Proceeds from other non-current financial assets23	6	77	162
Purchase of businesses, net of cash acquired4	(2,344)	(628)	(255)
Net proceeds from sale of interests in businesses, net of cash disposed of3	64	70	146
Net cash provided by (used for) for investing activities	(3,199)	(1,486)	(603)
Cash flows from financing activities
Proceeds from issuance (payments on) short-term debt18	12	34	23
Principal payments on short-term portion of long-term debt18	(1,332)	(1,161)	(761)
Proceeds from issuance of long-term debt18	1,115	1,287	847
Re-issuance of treasury shares17	227	94	58
Purchase of treasury shares17	(642)	(1,042)	(1,376)
Proceeds from sale of Signify (Philips Lighting) shares5	1,065
Transaction costs paid for sale of Signify (Philips Lighting) shares5	(5)
Dividends paid to shareholders of Koninklijke Philips N.V.17	(384)	(401)	(453)
Dividends paid to shareholders of non-controlling interests	(2)	(3)	(2)
Net cash provided by (used for) financing activities	55	(1,192)	(1,665)
Net cash provided by (used for) continuing operations	(1,274)	(898)	(237)
Net cash provided by (used for) discontinued operations3	1,063	647	(25)
Net cash provided by (used for) continuing and discontinued operations	(211)	(251)	(262)
Effect of changes in exchange rates on cash and cash equivalents	(184)	-	(2)
Cash and cash equivalents at the beginning of the year	2,334	1,939	1,688
Cash and cash equivalents at the end of the period	1,939	1,688	1,425
1)The accompanying notes are an integral part of these consolidated financial statements. For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items

13.9Consolidated statements of changes in equity

Philips Group

Consolidated statements of changes in equity

in millions of EUR

For the year ended December 31

	Common share	Currency translation differences1)	Fair value through OCI2)	Cash flow hedges	Capital in excess of par value	Retained earnings	Treasury shares at cost	Total shareholders' equity	Non-controlling interests	Group equity
		reserves			other

Balance as of Jan. 1, 2017	186	1,234	36	10	3,083	8,178	(181)	12,546	907	13,453
Total comprehensive income (loss)		(823)	(66)	12		1,681		805	90	895
Dividend distributed	2				356	(742)		(384)	(94)	(478)
Sale of shares of Philips Lighting (now Signify)		(19)				346		327	712	1,039
Deconsolidation Philips Lighting (now Signify)					(66)	54		(12)	(1,590)	(1,602)
Purchase of treasury shares							(318)	(318)		(318)
Re-issuance of treasury shares					(205)	3	334	133		133
Forward contracts						(1,018)	(61)	(1,079)		(1,079)
Share call options						95	(255)	(160)		(160)
Share-based compensation plans					151			151		151
Income tax share-based compensation plans					(8)			(8)		(8)
Balance as of Dec. 31, 2017	188	392	(30)	23	3,311	8,596	(481)	11,999	24	12,023
IFRS 9 and 15 adjustment			(4)			(25)		(29)		(29)
Balance as of Jan. 1, 2018	188	392	(34)	23	3,311	8,571	(481)	11,970	24	11,993
Total comprehensive income (loss)		347	(147)	(33)		1,058		1,225	8	1,233
Dividend distributed	2				336	(738)		(400)	(3)	(403)
Purchase of treasury shares							(514)	(514)		(514)
Re-issuance of treasury shares					(276)	(4)	341	61		61
Forward contracts						124	(443)	(319)		(319)
Share call options						34	(85)	(51)		(51)
Cancellation of treasury shares	(5)					(779)	783
Share-based compensation plans					107			107		107
Income tax share-based compensation plans					11			11		11
Balance as of Dec. 31, 2018	185	739	(181)	(10)	3,487	8,266	(399)	12,088	29	12,117
IFRS 16 adjustment3)						(33)		(33)		(33)
Balance as of Jan. 1, 2019	185	739	(181)	(10)	3,487	8,232	(399)	12,055	29	12,084
Total comprehensive income (loss)		239	82	(13)		1,200		1,507	5	1,512
Dividend distributed	2				319	(775)		(453)	(2)	(456)
Minority Buy-out						(3)		(3)	(3)	(6)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(204)			204
Purchase of treasury shares							(621)	(621)		(621)
Re-issuance of treasury shares					(246)	11	266	31		31
Forward contracts						706	(706)
Share call options						28	(58)	(30)		(30)
Cancellation of treasury shares	(8)					(1,308)	1,316
Share-based compensation plans					101			101		101
Income tax share-based compensation plans					10			10		10
Balance as of Dec. 31, 2019	179	978	(303)	(24)	3,671	8,296	(201)	12,597	28	12,625
1)Cumulative translation adjustments related to investments in associates were EUR 44 million at December 31, 2019 (2018: EUR 45 million, 2017: EUR 46 million).
2)Previously available-for-sale financial assets.
3)Impact of IFRS 16 adoption. Reference is made to the Significant accounting policies

Amounts may not add up due to rounding.

13.10Notes

Notes to the Consolidated financial statements of the Philips Group

1Significant accounting policies

The Consolidated financial statements in the Group financial statements section have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code.

All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2019 have been endorsed by the EU; consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities.

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

The areas where the most significant judgments and estimates are made are goodwill, deferred tax asset recoverability, impairments, classification and measurement of financial instruments, the accounting for an arrangement containing a lease, the assessment whether a lease option to extend or cancel a lease in which the company is a lessee is reasonably certain to be exercised or not, revenue recognition, tax risks and other contingencies, assessment of control, classification of assets and liabilities held for sale and the presentation of items of profit and loss and cash flows as continuing or discontinued, as well as when determining the fair values of acquired identifiable intangible assets, contingent considerations and investments based on an assessment of future cash flows (e.g. earn out arrangements as part of acquisitions). For further discussion of these significant judgements and estimates, reference is made to the respective accounting policies and notes within these Consolidated financial statements that relate to the above topics.

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

Changes in presentation from the prior year

Accounting policies have been applied consistently for all periods presented in these consolidated financial statements, except for the items mentioned below and the impact of the adoption of IFRS 16 Leases, for which reference is made to the section New standards and interpretations of this note. In addition, certain prior-year amounts have been reclassified to conform to the current year presentation.

Change in Segment reporting

From January 1, 2019, Philips realigned the composition of its reporting segments. The most notable changes are the shifts of the Sleep & Respiratory Care business from the Personal Health segment to the renamed Connected Care segment and most of the Healthcare Informatics business from the renamed Connected Care segment to the Diagnosis & Treatment segment. The new segment structure had no significant impact on the headroom or lead to goodwill impairment as disclosed in Goodwill.

Consequential changes to comparative segment disclosures have been processed in Receivables and Provisions. The 2018 and 2017 segment results have been reclassified according to the revised reporting structure. Segment information can be found in Information by segment and main country.

Change in presentation of non-current portion of income tax payable due to IFRIC 23

Following the adoption of IFRIC 23 Uncertainty over Income Tax Treatments, the company has changed the presentation of uncertain tax positions in the Consolidated balance sheets. The Other tax liability included in the line Other non-current liabilities is reclassified to the new Non-current tax liabilities line item on the face of the Consolidated balance sheets. For the comparative figures per December 31, 2018 an amount of EUR 181 million is reclassified from Other non-current liabilities to Income tax payable (under non-current liabilities). Further reference is made to Income taxes.

Specific choices within IFRS

In certain instances, IFRS allows alternative accounting treatments for measurement and/or disclosure. Philips has adopted one of the treatments as appropriate to the circumstances of the company. The most important of these alternative treatments are mentioned below.

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

Transfer of control varies depending on the individual terms of the contract of sale. For consumer-type products in the segment Personal Health businesses, control is transferred when the product is shipped and delivered to the customer and title and risk have passed to the customer (depending on the delivery conditions) and acceptance of the product has been obtained. Examples of delivery conditions are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’, where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer and where control is transferred to the customer.

Revenues from transactions relating to distinct goods or services are accounted for separately based on their relative stand-alone selling prices. The stand-alone selling price is defined as the price that would be charged for the goods or service in a separate transaction under similar conditions to similar customers, which within the company is mainly the Country Target Price (CTP). The transaction price determined (taking into account variable considerations) is allocated to performance obligations based on relative stand-alone selling prices. These transactions mainly occur in the segments Diagnosis & Treatment businesses and Connected Care businesses and include arrangements that require subsequent installation and training activities in order to make distinct goods operable for the customer. As such, the related installation and training activities are part of equipment sales rather than separate performance obligations. Revenue is recognized when the performance obligation is satisfied, i.e. when the installation has been completed and the equipment is ready to be used by the customer in the way contractually agreed.

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

Expenses incurred for shipping and handling of internal movements of goods are recorded as cost of sales. Shipping and handling related to sales to third parties are recorded as selling expenses. When shipping and handling are part of a project and billed to the customer, then the related expenses are recorded as cost of sales. Shipping and handling billed to customers are distinct and separate performance obligations and recognized as revenues. Expenses incurred for sales commissions that are considered incremental to the contracts are recognized immediately in the Consolidated statements of income as selling expenses as a practical expedient under IFRS 15 Revenue from Contracts with Customers.

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

Royalty income from intellectual property rights such as technology licenses or patents is recognized based on a right-to-use the license, which in practice means at a point in time based on the contractual terms and substance of the relevant agreement with a licensee. However, revenue related to intellectual property contracts with variable consideration where a constraint in the estimation is identified, is recognized over the contract period and is based on actual or reliably estimated sales made by a licensee.

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

Income taxes

Income taxes comprise current, non-current and deferred tax. Income tax is recognized in the Consolidated statements of income except to the extent that it relates to items recognized directly within equity or in other comprehensive income. Current tax is the expected taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

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

Impairment of financial assets

The company recognizes an allowance for expected credit losses (ECLs) for trade receivables, contract assets, lease receivables, debt investments carried at fair value through Other comprehensive income (FVTOCI) and amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the company expects to receive, discounted at an approximation of the original effective interest rate.

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

For all trade receivables, contract assets and lease receivables, the company applies the IFRS 9 simplified approach to measuring ECLs, which uses the lifetime ECL allowance. To measure the ECLs on trade receivables, contract assets and lease receivables, the company takes into account credit-risk concentration, collective debt risk based on average historical losses, specific circumstances such as serious adverse economic conditions in a specific country or region, and other forward-looking information. Trade receivables, contract assets and lease receivables are written off when there is no reasonable expectation of recovery of the asset, for example because of bankruptcy or other forms of receivership.

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

Investments in associates (equity-accounted investees)

Associates are all entities over which the company has significant influence, but no control. Significant influence is presumed with a shareholding of between 20% and 50% of the voting rights or when the company has board representation through which it is able to exercise significant influence. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The carrying amount of an investment includes the carrying amount of goodwill identified on acquisition. An impairment loss on such investment is allocated to the investment as a whole.

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

All foreign exchange differences are presented as part of Cost of sales, with the exception of tax items and financial income and expense, which are recognized in the same line item as they relate to in the Consolidated statements of income.

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

At initial recognition, the company measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in the Consolidated statements of income.

Classification and subsequent measurement

The company classifies its non-derivative financial assets in the following measurement categories:

  those that are measured subsequently at fair value (either through OCI (FVTOCI) or profit or loss (FVTPL);
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

Company as a lessee

Until the financial year ended December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the company. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

  fixed payments (including in-substance fixed payments) less any lease incentives receivable;
  variable lease payments that are based on an index or a rate;
  amounts expected to be payable by the lessee under residual value guarantees;
  the exercise price of a purchase option if the lessee is reasonably certain to exercise that option;
  payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate at the lease commencement date is used, which is based on an assessment of interest rates the company would have to pay to borrow funds, including the consideration of factors such as the nature of the asset and location, collateral, market terms and conditions, as applicable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

Each lease payment is allocated between the liability and finance charges. The interest element of the finance cost is charged to the Consolidated statements of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Right-of-use assets are measured at cost comprising the following:

  the amount of the initial measurement of lease liability;
  any lease payments made at or before the commencement date less any lease incentives received;
  any initial direct costs;
  restoration costs.
The right-of-use assets are subsequently accounted for using principles for property, plant and equipment. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the Consolidated statements of income. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture considered to be of low value (i.e. less than EUR 5,000).

The company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal.

The company leases various items of real estate, vehicles and other equipment. Rental contracts are typically made for fixed periods but may have extension or termination options.

The related year end disclosures pertaining to leases as lessee under the new standard IFRS 16 have been disclosed in respective notes according to the nature of the reported item. Below are the references with respect to IFRS 16 year-end disclosures as lessee:

  For disclosure on Right-of-use assets and related movement, refer to Property, plant and equipment;
  Short-term and low-value leases, are disclosed in Income from operations;
  Disclosures regarding interest expenses on lease liabilities, are disclosed in Financial income and expenses;
  For disclosure on leasing related cash outflow and the split between interest and principal payments, refer to the Consolidated statements of cash flows and Cash flow statement supplementary information;
  For disclosure on sale and leaseback transactions, refer to Details of treasury / other financial risks;
  For disclosure on lease liabilities and maturity analysis, refer to Debt;
  Other qualitative and quantitative disclosures regarding the nature of lessee’s leasing activities and future lease obligations, refer to Details of treasury / other financial risks;
Company as a lessor

When the company acts as a lessor, it determines at lease inception whether a lease is a finance lease or an operating lease. Leases in which the company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. The company recognizes lease payments received under operating leases as income on a straight-line basis over the lease terms in the Statement of income.

The related year end disclosures pertaining to leases as lessor under the new standard IFRS 16 have been disclosed in respective notes according to the nature of the reported item. Below are the references with respect to IFRS 16 year-end disclosures as lessor:

  For disclosures on lease income and sublease income, refer to Income from operations;
  Other qualitative disclosures regarding the nature of lessor’s leasing activities and risk management, refer to Details of treasury / other financial risks.
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

The grant-date fair value of equity-settled share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the vesting period of the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income for a period represents the movement in cumulative expense recognized at the beginning and end of that period.

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

Financial income and expenses

Financial income comprises interest income on funds invested (including financial assets), dividend income, net gains on the disposal of financial assets, net fair value gains on financial assets at FVTPL, net gains on the remeasurement to fair value of any pre-existing interest in an acquiree, and net gains on foreign exchange impacts that are recognized in the Consolidated statements of income.

Interest income is recognized on an accrual basis in the Consolidated statements of income, using the effective interest method. Dividend income is recognized in the Consolidated statements of income on the date that the company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Financial expenses comprise interest expenses on borrowings, unwinding of the discount on provisions and contingent consideration, losses on disposal of financial assets, net fair value losses on financial assets at FVTPL, impairment losses recognized on financial assets (other than trade receivables), net interest expenses related to defined-benefit plans, interest on lease liabilities and net losses on foreign exchange impacts that are recognized in the Consolidated statements of income.

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

Segment information

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the Executive Committee of the company). The Executive Committee decides how to allocate resources and assesses performance. Reportable segments comprise the operating segments Diagnosis & Treatment businesses, Connected Care businesses and Personal Health businesses. Additionally, besides these reportable segments, segment Other exists. Segment accounting policies are the same as the accounting policies applied by the company.

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

New standards and interpretations

IFRS accounting standards adopted as from 2019

The company applies, for the first time, IFRS 16 Leases. The impact of the adoption of this new standard and the new accounting policy is disclosed below. Other amendments and interpretations applied for the first time in 2019 did not have a material impact on the consolidated financial statements of the company.

Impact on the financial statements

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance-sheet model.

Lessor accounting under IFRS 16 is substantially unchanged compared to IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the company is the lessor.

The company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. The company did not restate prior-year financial statements or notes.

Nature of the effect of adoption of IFRS 16

The company has lease contracts for various items of real estate, vehicles and other equipment. Before the adoption of IFRS 16, the company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the company otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as financial expenses) and reduction of the lease liability. In an operating lease, the leased item was not capitalized and the lease payments were recognized as rent expense in the Consolidated statement of income on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under Other current assets and Accrued liabilities respectively. Upon adoption of IFRS 16, the company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients which have been applied by the company.

Leases previously classified as finance leases

The company did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e. the right-of-use assets and lease liabilities equal the lease assets and liabilities recognized under IAS 17). The requirements of IFRS 16 have been applied to these leases from January 1, 2019.

Leases previously accounted for as operating leases

The company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. For certain property leases, the right-of- use assets were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

Practical expedients applied

In applying IFRS 16 for the first time, the company has used the following practical expedients permitted by the standard:

  Reliance on previous assessments on whether leases are onerous;
  Accounting for operating leases with an original lease term or remaining lease term of less than 12 months as at January 1, 2019 as short-term leases;
  Exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application;
  Use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
  Exclusion of low-value leases (i.e. individually less than EUR 5,000);
  Not separating lease from non-lease components for car leases.

The company has also elected not to reassess whether a contract is, or contains, a lease at the date of initial application. Instead, for contracts entered into before the transition date, the company relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

Adjustments recognized on adoption of IFRS 16

On adoption of IFRS 16, the company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 2.4%.

In addition, the existing finance lease assets and liabilities, determined as per IAS 17 with a carrying value of approximately EUR 330 million each as at December 31, 2018, have been reclassified and added to the right-of-use asset and lease liability determined as per IFRS 16 on January 1, 2019.

The change in accounting policy affected the following items on the balance sheet on January 1, 2019:

Balance sheet impact of IFRS 16 adoption

in millions of EUR
Balance sheet captions	January 1, 2019	IFRS 16	January 1, 2019
Property, plant and equipment	1,712	760	2,472
Other current assets	469	(12)	457
Deferred tax assets	1,828	5	1,833
Shareholders' equity	12,088	(33)	12,055
Long-term debt	3,427	656	4,083
Long-term provisions	1,788	(6)	1,782
Short-term debt	1,394	147	1,541
Accrued liabilities	1,537	(11)	1,526

The lease liabilities as of January 1, 2019 are reconciled to the operating lease commitments as of December 31, 2018 as follows:

Reconciliation of operating lease commitments to lease liabilities

in millions of EUR

Operating lease commitments disclosed as of December 31, 2018	756

Discounted using the lessee’s incremental borrowing rate at the date of initial application	699
Add: finance lease liabilities recognized as at December 31, 2018	330
(Less): short-term leases recognized on a straight-line basis as expense	(17)
Add: lease extensions considered reasonably certain	121

Lease liability recognized as of January 1, 2019	1,133
Of which are:
Current lease liabilities	241
Non-current lease liabilities	892

The impact on opening retained earnings as of January 1, 2019 due to IFRS 16 adoption is as follows:

Retained earnings impact of IFRS 16 adoption

in millions of EUR

Retained earnings as of December 31, 2018	8,266
IFRS 16 adjustments due to modified retrospective approach
Asset retrospective calculation	(38)
Deferred tax asset impact	5
Opening balance Retained earnings as of January 1, 2019	8,233

The costs incurred during the financial year following the IFRS 16 adoption consisted of depreciation amounting to EUR 166 million, interest charges amounting to EUR 20 million and EUR 52 million for short-term and low value leases, compared to EUR 225 million of operating lease expenses booked in financial year 2018. In 2019, operating cash flows increased and financing cash flows decreased by EUR 171 million compared to the previous year as the repayment of the principal portion of the lease liabilities is now classified as cash flows from financing activities, while previously the operating lease payments were classified as cash flows from operating activities.

There is no material impact on basic and diluted EPS.

IFRS accounting standards to be adopted from 2020 onwards

A number of amendments to existing standards have been published and are mandatory for the company beginning on or after January 1, 2020, or later periods, and the company has not early-adopted them. The changes to those standards are not expected to have a material impact on the company’s financial statements.

2Information by segment and main country

Philips Group

Information on income statements

in millions of EUR

2017 - 2019

	sales	sales including intercompany	depreciation and amortization1)	Adjusted EBITA2)3)

2019
Diagnosis & Treatment4)	8,485	8,579	(564)	1,078
Connected Care	4,674	4,760	(327)	618
Personal Health	5,854	5,864	(186)	943
Other	469	542	(326)	(76)
Inter-segment eliminations		(263)
Philips Group	19,482	19,482	(1,402)	2,563

2018
Diagnosis & Treatment	7,726	7,825	(349)	872
Connected Care	4,341	4,516	(326)	662
Personal Health	5,524	5,538	(171)	860
Other	530	612	(244)	(28)
Inter-segment eliminations		(369)
Philips Group	18,121	18,121	(1,089)	2,366

2017
Diagnosis & Treatment	7,365	7,445	(301)	747
Connected Care	4,331	4,492	(355)	684
Personal Health	5,685	5,702	(181)	879
Other	400	535	(188)	(157)
Inter-segment eliminations		(393)
Philips Group	17,780	17,780	(1,025)	2,153
1)Includes impairments; for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill
2)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
3)For reconciliation Adjusted EBITA, refer to the table below.
4)In 2019 Philips’ Emerging Businesses were moved out of segment Other into segment Diagnosis & Treatment to enable these businesses with better access to downstream capabilities. While these businesses remain in (semi-)incubator phase, in 2019 they received a corporate funding out of segment Other of EUR 54 million to support them during their emerging idea-to-market business phase.

As required by IFRS 8 Operating Segments, Philips operating segments are Diagnosis & Treatment businesses, Connected Care businesses and Personal Health businesses, each being responsible for the management of its business worldwide. From January 1, 2019, Philips realigned the composition of its reporting segments. The most notable changes are the shifts of the Sleep & Respiratory Care business from the Personal Health segment to the renamed Connected Care segment and most of the Healthcare Informatics business from the renamed Connected Care segment to the Diagnosis & Treatment segment. The 2018 and 2017 segment results have been reclassified according to the revised reporting structure.

Philips focuses on improving people’s lives through meaningful innovation across the health continuum – from healthy living and prevention to diagnosis, treatment and home care. The Diagnosis & Treatment unites the businesses related to the promise of precision diagnosis and disease pathway selection, and the businesses related to image-guided, minimally invasive treatments. The Connected Care businesses focuses on patient care solutions, advanced analytics and patient and workflow optimization inside and outside the hospital, and aims to unlock synergies from integrating and optimizing patient care pathways, and leveraging provider-payer-patient business models. The Personal Health businesses focuses on healthy living and preventative care.

The Executive Committee of Philips is deemed to be the chief operating decision maker (CODM) for IFRS 8 segment reporting purposes. The key segmental performance measure is Adjusted EBITA*), which Management believes is the most relevant measure to evaluate the results of the segments.

The term Adjusted EBITA*) is used to evaluate the performance of Philips and its segments. EBITA*) represents Income from operations excluding amortization and impairment of acquired intangible assets and impairment of goodwill. Adjusted EBITA*) represents EBITA *)excluding gains or losses from restructuring costs, acquisition-related charges and other items.

Adjusted EBITA*) is not a recognized measure of financial performance under IFRS. Below is a reconciliation of Adjusted EBITA*) to the most directly comparable IFRS measure, Net income, for the years indicated. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Philips Group

Reconciliation from net income to Adjusted EBITA1)

In millions of EUR

2017 - 2019

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2019
Net Income	1,173
Discontinued operations, net of income taxes	19
Income tax expense	337
Investments in associates, net of income taxes	(1)
Financial expenses	233
Financial income	(117)
Income from operations	1,644	660	267	844	(127)
Amortization of intangible assets	350	177	141	25	8
Impairment of goodwill	97	19	78
EBITA1)	2,091	856	486	869	(119)
Restructuring and acquisition-related charges	318	149	64	50	54
Other items	153	73	67	23	(11)
Adjusted EBITA1)	2,563	1,078	618	943	(76)

2018
Net Income	1,097
Discontinued operations, net of income taxes	213
Income tax expense	193
Investments in associates, net of income taxes	2
Financial expenses	264
Financial income	(51)
Income from operations	1,719	629	399	796	(105)
Amortization of intangible assets	347	98	140	31	79
EBITA1)	2,066	727	539	827	(27)
Restructuring and acquisition-related charges	258	146	66	15	31
Other items	41	-	56	18	(33)
Adjusted EBITA1)	2,366	872	662	860	(28)

2017
Net Income	1,870
Discontinued operations, net of income taxes	(843)
Income tax expense	349
Investments in associates, net of income taxes	4
Financial expenses	263
Financial income	(126)
Income from operations	1,517	512	424	834	(252)
Amortization of intangible assets	260	57	138	39	26
Impairment of goodwill	9				9
EBITA1)	1,787	568	562	873	(217)
Restructuring and acquisition-related charges	316	156	91	6	64
Other items	50	22	31		(3)
Adjusted EBITA1)	2,153	747	684	879	(157)
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Transactions between the segments are mainly related to components and parts included in the product portfolio of the other segments. The pricing of such transactions was at cost or determined on an arm’s length basis. Philips has no single external customer that represents 10% or more of sales.

Philips Group

Main countries

in millions of EUR

2017 - 2019

	sales1)	tangible and intangible assets2)
2019
Netherlands	522	2,148
United States	6,667	9,864
China	2,707	340
Japan	1,186	550
Germany	1,087	308
France	505	46
United Kingdom	470	611
Other countries	6,338	1,119
Total main countries	19,482	14,986

2018
Netherlands	510	1,666
United States	6,050	9,493
China	2,380	353
Japan	1,045	491
Germany	1,032	263
France	519	30
South Korea	498	3
Other countries	6,087	1,506
Total main countries	18,121	13,805

2017
Netherlands	414	1,154
United States	6,084	8,408
China	2,322	959
Japan	1,059	457
Germany	1,011	270
France	530	33
India	425	100
Other countries	5,935	1,263
Total main countries	17,780	12,644
1)The sales are reported based on country of destination.
2)Consists of Property plant and equipment, Intangible assets excluding goodwill and Goodwill
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

3Discontinued operations and assets classified as held for sale

In 2019, Discontinued operations consist primarily of certain other divestments formerly reported as discontinued operations. The below table summarizes the discontinued operations, net of income taxes results reported in the consolidated statements of income.

Philips Group

Discontinued operations, net of income taxes

in millions of EUR

2017 - 2019

	2017	2018	2019
Signify	896	(198)
The combined Lumileds and Automotive businesses	(29)	12
Other	(24)	(27)	(19)
Discontinued operations, net of income taxes	843	(213)	(19)

As explained below, in 2019, there were no results from discontinued operations for Signify and combined Lumileds and Automotive businesses.

Signify

As from December 31, 2018, Philips was no longer able to exercise significant influence with respect to Signify. The results related to Philips' retained interest in Signify until the moment the company lost significant influence were recognized in discontinued operations. These results related to an overall EUR 198 million loss, which reflected dividends received of EUR 32 million and a loss due to value adjustments of EUR 218 million.

As of December 31, 2018 the remaining shareholding in Signify was part of continued operations. For further details, please refer to Other financial assets.

The following table summarizes the results of Signify included in the Consolidated statements of income as discontinued operations.

Results of Signify

in millions of EUR

2017 - 2018

	2017	2018
Sales	6,319
Costs and expenses	(5,776)	(18)
Result on the deconsolidation of discontinued operations	538
Fair value adjustment retained interest	(104)	(218)
Dividend income		32
Income before tax	977	(204)
Income tax expense	(150)	7
Income tax on the deconsolidation of discontinued operations	61
US Tax Cuts and Jobs Act	8
Results from discontinued operations	896	(198)
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

Philips Group

Results of combined Lumileds and Automotive businesses

in millions of EUR

2017 - 2018

	2017	2018
Sales	804
Costs and expenses	(630)	5
Result on the sale of discontinued operations	(98)	8
Income before tax	76	13
Income tax expense	(25)	(1)
Income tax on the sale of discontinued operations	26
US Tax Cuts and Jobs Act	(107)
Results from discontinued operations	(29)	12
Discontinued operations: Other

Certain costs related to other divestments, which were previously reported as discontinued operations, resulted in a net loss of EUR 19 million in 2019 (2018: a net loss of EUR 27 million; 2017: a net loss of EUR 24 million) .

Discontinued operations cash flows

The following table presents the net cash flows of operating, investing and financing activities reported in the Consolidated cash flow statements related to discontinued operations.

Discontinued operations cash flows

in millions of EUR

2017 - 2019

	2017	2018	2019
Cash flows from operating activities	350	(15)	(11)
Cash flows from investing activities	856	662	(14)
Cash flows from financing activities	(144)
Total discontinued operations cash flows	1,063	647	(25)

In 2019, net cash used for discontinued operations consists primarily of settlements related to divestment formerly reported as discontinued operations.

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

Assets classified as held for sale

As of December 31, 2019, assets held for sale consisted of property, plant and equipment for an amount of EUR 13 million.

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

4Acquisitions and divestments

2019

Acquisitions

Philips completed three acquisitions in 2019, with the Healthcare Information Systems business of Carestream Health being the most notable. The acquisitions involved an aggregated net cash outflow of EUR 199 million and a contingent consideration of EUR 11 million at fair value, the latter recognized as a Long-term provision. The aggregated impact on Goodwill and Other intangible assets was EUR 69 million and EUR 105 million respectively.

Opening balance positions are provisional and subject to final purchase price adjustments, which are expected to be finalized in the third quarter of 2020. The primary provisional accounts subject to change are related to acquired intangible assets and goodwill.

Divestments

Philips completed two divestments in 2019 which resulted in an aggregated cash consideration of EUR 122 million and a gain of EUR 62 million. The most notable was the sale of Photonics business in Germany.

2018

Philips completed nine acquisitions in 2018. The acquisitions involved an aggregated net cash outflow of EUR 476 million and a contingent consideration (including 2019 purchase price adjustments) of EUR 361 million at fair value. Including 2019 purchase price adjustments, these acquisitions had an aggregated impact on Goodwill and Other intangible assets of EUR 444 million and EUR 416 million respectively.

EPD Solutions Ltd. (EPD) was the most notable acquisition and is discussed below.

The remaining eight acquisitions involved an aggregated net cash outflow of EUR 228 million and a contingent consideration (including 2019 purchase price adjustments) of EUR 116 million at fair value. Separately, the net cash outflow ranged from EUR 2 million to EUR 90 million. Including 2019 purchase price adjustments, these remaining acquisitions had an aggregated impact on Goodwill and Other intangible assets of EUR 173 million and EUR 189 million respectively. The purchase price adjustments for the other acquisitions in aggregate recognized in 2019, resulted in an increase of EUR 5 million Goodwill, a decrease of EUR 27 million Other intangible assets, a decrease of EUR 11 million contingent consideration and an increase of EUR 11 million related to various other assets and liabilities.

EPD

On July 9, 2018 Philips acquired 100% of the outstanding shares of EPD for an upfront cash consideration of EUR 250 million and a contingent consideration, due between December 31, 2018 and December 31, 2030. In connection with the contingent consideration, the company recognized a Long-term provision of EUR 239 million at closing of the transaction, which was increased to EUR 245 million due to purchase price adjustments processed in the course of 2019. The estimated fair value of the contingent consideration is re-measured at each reporting period. Therefore, any changes in the fair value impacts reported earnings in each reporting period, thereby resulting in variability in earnings. For more details about the fair value measurements please refer to Fair value of financial assets and liabilities. The overall cash position of EPD on the transaction date was EUR 2 million.

EPD is an innovator in image-guided procedures for cardiac arrhythmias (heart rhythm disorders). As of the date of acquisition, EPD is part of the Diagnosis & Treatment segment.

In 2018, acquisition-related costs of EUR 6 million were recognized in General and administrative expenses.

The condensed opening balance sheet of EPD, including final purchase price adjustments processed in the course of 2019, was as follows:

EPD

Opening Balance sheet as of acquisition date

in millions of EUR

Goodwill	271
Intangible assets excluding goodwill	227
Cash	2
Accounts payable and other payables	(2)
Deferred tax liabilities	(3)
Provision for contingent consideration	(245)
Total assets and liabilities	250
Financed by equity	(250)

The purchase price adjustments to Goodwill, contingent consideration and Deferred tax liabilities recognized in 2019 resulted in an increase of respectively EUR 9 million, EUR 6 million and EUR 3 million.

Goodwill recognized in the amount of EUR 271 million mainly represents expected revenue synergies leveraging the complementarity between EPD's cardiac imaging and navigation system solutions and Philips' interventional imaging systems.

Other intangible assets comprised of EUR 227 million of Technology amortized over 10 years.

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

Group companies

Below is a list of material subsidiaries as per December 31, 2019 representing greater than 5% of either the consolidated group Sales, Income from operations or Income from continuing operations (before any intra-group eliminations) of Group legal entities. All of the entities are fully consolidated in the group accounts of the company.

Philips Group

Interests in group companies

in alphabetical order

2019

Legal entity name	Principal country of business
Philips (China) Investment Company, Ltd.	China
Philips Medizin Systeme Böblingen GmbH	Germany
Philips GmbH	Germany
Philips Japan, Ltd.	Japan
Philips Electronics Nederland B.V.	Netherlands
Philips Consumer Lifestyle B.V.	Netherlands
Philips Ultrasound, Inc.	United States
Philips Oral Healthcare, LLC	United States
Philips North America LLC	United States
Respironics, Inc.	United States

Information related to Non-controlling interests

As of December 31, 2019, six consolidated subsidiaries are not wholly owned by Philips (December 31, 2018: six). In 2019, Sales to third parties and Net income for these subsidiaries in aggregate are EUR 581 million (December 31, 2018: EUR 627 million) and EUR 9 million (December 31, 2018: EUR 27 million) respectively.

Investments in associates

Philips has investments in a number of associates. None of them are regarded as individually material. During 2019, Philips purchased three investments in associates, which involved an aggregate amount of EUR 1 million.

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

The company concluded that it does not control, and therefore should not consolidate the PMC entities. In the United States, PMC operates as a subsidiary of De Lage Landen Financial Services, Inc. The same structure and treatment are applied to the PMC entities in the other countries, with other majority shareholders. Operating agreements are in place for all PMC entities, whereby acceptance of sales and financing transactions resides with the respective majority shareholder. After acceptance of a transaction by PMC, Philips transfers control and does not retain any obligations towards PMC or its customers, from the sales contracts.

At December 31, 2019, Philips’ stake in Philips Medical Capital, LLC had a carrying value of EUR 25 million (December 31, 2018: EUR 24 million).

The company does not have any material exposures to losses from interests in unconsolidated structured entities other than the invested amounts.

6Income from operations

For information related to Sales on a segment and geographical basis, see Information by segment and main country.

Philips Group

Sales and costs by nature

in millions of EUR

2017 - 2019

	2017	2018	2019
Sales	17,780	18,121	19,482
Costs of materials used	(4,918)	(4,826)	(5,321)
Employee benefit expenses	(5,824)	(5,827)	(6,307)
Depreciation and amortization1)2)	(1,025)	(1,089)	(1,402)
Shipping and handling	(602)	(605)	(636)
Advertising and promotion	(939)	(937)	(972)
Lease expense2)3)4)	(227)	(225)	(52)
Other operational costs5)	(2,804)	(2,947)	(3,114)
Other business income (expenses)	76	55	(34)
Income from operations	1,517	1,719	1,644
1)Includes impairments; for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill
2)Impact of IFRS 16 adoption. Reference is made to Significant accounting policies and Property, plant and equipment
3)For 2019 Lease expense relating to short-term and low value leases amounts to EUR 52 million.
4)Lease expense includes other costs, such as fuel and electricity, and taxes to be paid and reimbursed to the lessor for 2018: EUR 32 million and for 2017: EUR 38 million; for 2019 please refer to footnote 3
5)Other operational costs contain items which are dissimilar in nature and individually insignificant in amount to disclose separately. These costs contain among others expenses for outsourcing services, mainly in IT and HR, 3rd party workers, consultants, warranty, patents, costs for travelling, external legal services and EUR 94 million government grants recognized in 2019 (2018: EUR 81 million, 2017: EUR 90 million). The grants mainly relate to research and development activities and business development.

Sales composition and disaggregation

Philips Group

Sales composition

in millions of EUR

2017 - 2019

	2017	2018	2019
Goods	13,974	13,973	14,810
Services	3,477	3,325	3,811
Royalties	329	402	381
Total sales from contracts with customers	17,780	17,700	19,003
Other sources1)		421	479
Sales	17,780	18,121	19,482
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 307 million (2018: EUR 273 million)

At December 31, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations from a sale of goods and services was EUR 11,692 million. The company expects to recognize approximately 49% of the remaining performance obligations within 1 year. Revenue expected to be recognized beyond 1 year is mostly related to longer term customer service and software contracts.

Philips Group

Disaggregation of Sale per segment

in millions of EUR

2019

	2019
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources1)	Total sales2)
Diagnosis & Treatment	5,428	2,988	8,417	68	8,485
Connected Care	3,545	718	4,263	411	4,674
Personal Health	5,848	6	5,854	-	5,854
Other	162	308	469	-	469
Philips Group	14,982	4,021	19,003	479	19,482
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 307 million
2)Represents revenue from external customers as required by IFRS 8 Operating Segments.

Philips Group

Disaggregation of Sale per segment

in millions of EUR

2017-2018

	2017	2018
	Total sales	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources1)	Total sales2)
Diagnosis & Treatment	7,365	5,034	2,631	7,665	61	7,726
Connected Care	4,331	3,351	630	3,981	360	4,341
Personal Health	5,685	5,519	5	5,524	-	5,524
Other	400	282	249	530	-	530
Philips Group	17,780	14,186	3,514	17,700	421	18,121
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 273 million
2)Represents revenue from external customers as required by IFRS 8 Operating Segments.

Philips Group

Disaggregation of Sales per geographical cluster

in millions of EUR

2019

	2019
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources1)	Total sales2)
Western Europe	3,165	931	4,096	38	4,134
North America	4,944	1,894	6,837	114	6,951
Other mature geographies	1,226	357	1,583	322	1,905
Total mature geographies	9,335	3,181	12,515	474	12,990
Growth geographies	5,647	840	6,488	5	6,492
Sales	14,982	4,021	19,003	479	19,482
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 307 million
2)Represents revenue from external customers as required by IFRS 8 Operating Segments.

Philips Group

Disaggregation of Sales per geographical cluster

in millions of EUR

2017 - 2018

	2017	2018
	Total sales	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources1)	Total sales2)
Western Europe	3,802	3,174	780	3,955	35	3,990
North America	6,409	4,542	1,696	6,238	100	6,338
Other mature geographies	1,707	1,270	339	1,609	283	1,892
Total mature geographies	11,918	8,987	2,815	11,802	418	12,221
Growth geographies	5,862	5,199	700	5,898	2	5,901
Sales	17,780	14,186	3,514	17,700	421	18,121
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 273 million
2)Represents revenue from external customers as required by IFRS 8 Operating Segments.

Costs of materials used

Cost of materials used represents the inventory recognized in cost of sales.

Employee benefit expenses

Philips Group

Employee benefit expenses

in millions of EUR

2017 - 2019

	2017	2018	2019
Salaries and wages1)	4,856	4,849	5,251
Post-employment benefits costs	347	351	379
Other social security and similar charges:
- Required by law	514	524	564
- Voluntary	108	103	112
Employee benefit expenses	5,824	5,827	6,307
1)Salaries and wages includes EUR 105 million (2018: EUR 102 million, 2017: EUR 122 million) of share-based compensation expenses.

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

Employees

The average number of employees by category is summarized as follows:

Philips Group

Employees

in FTEs

2017 - 2019

	2017	2018	2019
Production	27,697	30,774	35,640
Research & development	9,787	10,700	12,287
Other	26,314	26,175	24,301
Employees	63,798	67,649	72,228
3rd party workers	8,098	7,239	6,164
Continuing operations	71,895	74,888	78,392
Discontinued operations	43,497
Philips Group	115,392	74,888	78,392

Employees consist of those persons working on the payroll of Philips and whose costs are reflected in the Employee benefit expenses table. 3rd party workers consist of personnel hired on a per-period basis, via external companies.

Philips Group

Employees per geographical location

in FTEs

2017 - 2019

	2017	2018	2019
Netherlands	11,308	11,427	11,679
Other countries	60,587	63,460	66,713
Continuing operations	71,895	74,888	78,392
Discontinued operations	43,497
Philips Group	115,392	74,888	78,392

Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets, including impairments, are as follows:

Philips Group

Depreciation and amortization1)2)

in millions of EUR

2017 - 2019

	2017	2018	2019
Depreciation of property, plant and equipment	437	438	645
Amortization of software	50	64	75
Amortization of other intangible assets	260	347	350
Amortization of development costs	277	240	332
Depreciation and amortization	1,025	1,089	1,402
1)Impact of IFRS 16 adoption. Reference is made to Significant accounting policies and Property, plant and equipment
2)Includes impairments; for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill

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

Audit fees

The table below shows the fees attributable to the fiscal years 2017, 2018 and 2019 for services rendered by the respective Group auditors.

Philips Group

Agreed fees

in millions of EUR

2017 - 2019

	2017			2018			2019
	EY NL1)	EY Network	Total	EY NL1)	EY Network	Total	EY NL1)	EY Network	Total
Audit fees	9.0	8.9	17.9	7.2	5.0	12.2	8.4	6.0	14.4
-consolidated financial statements	9.0	4.4	13.4	7.2	2.4	9.6	8.4	3.4	11.8
-statutory financial statements		4.5	4.5		2.6	2.6		2.6	2.6

Audit-related fees2)	0.8	0.7	1.5	0.6	0.4	1.0	0.5	0.2	0.7
-Sustainability assurance	0.7		0.7	0.4		0.4	0.4		0.4
-Other	0.1	0.7	0.8	0.2	0.4	0.6	0.1	0.2	0.3
Fees	9.7	9.6	19.4	7.8	5.4	13.2	8.9	6.2	15.1
1)Ernst & Young Accountants LLP
2)Also known as Assurance fees

Other business income (expenses)

Other business income (expenses) consists of the following:

Philips Group

Other business income (expenses)

in millions of EUR

2017 - 2019

	2017	2018	2019
Result on disposal of businesses:
- income	15	45	69
- expense	(5)	-	(2)
Result on disposal of fixed assets:
- income	96	20	5
- expense	(1)	(1)	-
Result on other remaining businesses:
- income	41	23	81
- expense	(62)	(32)	(88)
Impairment of goodwill1)	(9)		(97)
Other business income (expense)	76	55	(34)
Total other business income	152	88	155
Total other business expense	(76)	(33)	(188)
1)Further information on goodwill movement can be found in Goodwill

The result on disposal of businesses was mainly due to divestment of non-strategic businesses.

The result on disposal of fixed assets was mainly due to sale of real estate assets.

The result on other remaining businesses mainly relates to revaluation of contingent consideration, non-core revenue and various legal matters.

For more information, please refer to Acquisitions and divestments.

7Financial income and expenses

Philips Group

Financial income and expenses

in millions of EUR

2017 - 2019

	2017	2018	2019
Interest income	40	31	27
Interest income from loans and receivables1)	12	8	10
Interest income from cash and cash equivalents	28	22	17
Dividend income from financial assets	64	2	52
Net gains from disposal of financial assets	1	6	2
Net change in fair value of financial assets at fair value through profit or loss	7		17
Other financial income	14	12	17
Financial income	126	51	117
Interest expense	(222)	(188)	(196)
Interest on debt and borrowings	(177)	(158)	(167)
Finance charges under lease contract	(8)	(7)	(6)
Interest expenses - pensions	(37)	(23)	(22)
Provision-related accretion and interest	(22)	(15)	(22)
Net foreign exchange losses	(2)	(2)	(2)
Impairment loss of financial assets	(2)	-	-
Net change in fair value of financial assets at fair value through profit or loss		(1)
Other financial expenses	(15)	(58)	(13)
Financial expense	(263)	(264)	(233)
Financial income and expenses	(137)	(213)	(117)
1)Interest income from net investments in finance leases amounts to EUR 4 million in 2019.

In 2019, net financial expenses decreased by EUR 96 million year-on-year, mainly due to dividend income from investments, while 2018 included financial charges of EUR 46 million related to bonds redemptions. Net interest expense in 2019 was EUR 12 million higher than in 2018, mainly due to interest expense of EUR 20 million on lease liabilities recorded in 2019 following the adoption of IFRS 16.

In 2018, net financial expenses were EUR 213 million, which was EUR 76 million higher than in 2017. Other financial expenses included financial charges related to the early redemption of USD bonds of EUR 46 million. Net interest expense in 2018 was EUR 25 million lower than in 2017, mainly due to lower interest expenses on pensions and lower interest expenses on net debt*). The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included in Equity.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

8Income taxes

The income tax expense of continuing operations amounted to EUR 337 million (2018: EUR 193 million, 2017 EUR 349 million).

The components of income before taxes and income tax expense are as follows:

Philips Group

Income tax expense

in millions of EUR

2017 - 2019

	2017	2018	2019
Netherlands	929	636	784
Foreign	451	869	744
Income before taxes of continuing operations1)	1,381	1,505	1,528

Netherlands:
Current tax (expense) benefit	(15)	(25)	(26)
Deferred tax (expense) benefit	(150)	16	(71)
Total tax (expense) benefit of continuing operations (Netherlands)	(165)	(9)	(97)

Foreign:
Current tax (expense) benefit	(258)	(289)	(297)
Deferred tax (expense) benefit	73	105	57
Total tax (expense) benefit of continuing operations (foreign)	(184)	(184)	(240)

Income tax expense of continuing operations	(349)	(193)	(337)
1)Income before tax excludes the result of investments in associates.

Income tax expense of continuing operations excludes the tax benefit of the discontinued operations of EUR 9 million (2018: EUR 14 million tax benefit, 2017: EUR 182 million tax expense), further detailed in section Discontinued operations and assets classified as held for sale.

The components of income tax expense of continuing operations are as follows:

Philips Group

Current income tax expense

in millions of EUR

2017 - 2019

	2017	2018	2019
Current year tax (expense) benefit	(275)	(318)	(322)
Prior year tax (expense) benefit	3	4	(2)
Current tax (expense)	(272)	(314)	(324)

Philips Group

Deferred income tax expense

In millions of EUR

2017 - 2019

	2017	2018	2019
Changes to recognition of tax loss and credit carry forwards	23	(2)	59
Changes to recognition of temporary differences	35	4	(32)
Prior year tax (expense) benefit	6	15	(7)
Tax rate changes	(72)	(26)	2
Origination and reversal of temporary differences, tax losses and tax credits	(69)	130	(35)
Deferred tax (expense) benefit	(77)	121	(13)

Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rate varies per country, which results in a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25.0% (2018: 25.0% 2017: 25.0%).

A reconciliation of the weighted average statutory income tax rate to the effective income tax rate of continuing operations is as follows:

Philips Group

Effective income tax rate

in %

2017 - 2019

	2017	2018	2019
Weighted average statutory income tax rate in %	24.5	24.9	25.2
Recognition of previously unrecognized tax loss and credit carryforwards	(2.3)	(0.4)	(3.9)
Unrecognized tax loss and credit carryforwards	0.6	0.5	0.1
Changes to recognition of temporary differences	(2.6)	(0.3)	2.1
Non-taxable income and tax incentives	(9.8)	(11.9)	(9.5)
Non-deductible expenses	6.4	3.7	5.3
Withholding and other taxes	4	4.5	3.7
Tax rate changes	5.2	1.8	(0.1)
Prior year tax	(0.6)	(1.3)	0.6
Tax expenses (benefit) due to other tax liabilities	(1.7)	(8.6)	(1.6)
Others, net	1.5	(0.1)	0.2
Effective income tax rate	25.3	12.8	22.1

The effective income tax rate is lower than the weighted average statutory income tax rate in 2019 mainly due to recurring favorable tax incentives relating to R&D investments and export activities. In addition, business integration in 2019 resulted in one-off non-cash tax benefits which are mainly due to recognition of previously unrecognized tax loss carryforwards and higher tax incentives on export activities, partly offset by tax costs presented in changes to recognition of temporary differences.

The increase in effective income tax rate compared to 2018 is mainly due to lower non-cash benefits from tax audit resolutions and business integration, partly offset by lower provisions for tax risks.

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

Net deferred tax assets relate to the following underlying assets and liabilities and tax loss carryforwards (including tax credit carryforwards) and their movements during the years 2019 and 2018 respectively are presented in the tables below.

The net deferred tax assets of EUR 1,721 million (2018: EUR 1,676 million) consist of deferred tax assets of EUR 1,865 million (2018:EUR 1,828 million) and deferred tax liabilities of EUR 143 million (2018: EUR 152 million). Of the total deferred tax assets of EUR 1,865 million at December 31, 2019 (2018: EUR 1,828 million), EUR 239 million (2018: EUR 203 million) is recognized in respect of entities in various countries where there have been tax losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize these deferred tax assets.

At December 31, 2019 the temporary differences associated with investments, including potential income tax consequences on dividends, for which no deferred tax liabilities are recognized, aggregate to EUR 327 million (2018: EUR 186 million).

Philips Group

Deferred tax assets and liabilities

in millions of EUR

2019

	Balance as of January 1, 2019	recognized in income statement	other1)	Balance as of December 31, 2019	Assets	Liabilities
Intangible assets	(162)	317	(23)	132	280	(148)
Property, plant and equipment	12	38	8	58	67	(9)
Inventories	257	(6)	1	252	259	(7)
Other assets	50	(15)	21	56	90	(33)
Pensions and other employee benefits	267	4	(1)	269	270	(1)
Other liabilities	428	(119)	25	334	436	(102)
Deferred tax assets on tax loss carryforwards	824	(231)	27	620	620
Set-off deferred tax positions					(156)	156
Net deferred tax assets	1,676	(13)	59	1,721	1,865	(143)
1)Other includes the movements of assets and liabilities recognized in equity and OCI, which includes foreign currency translation differences, acquisitions and divestments.

Philips Group

Deferred tax assets and liabilities

in millions of EUR

2018

	Balance as of January 1, 2018	recognized in income statement	other1)	Balance as of December 31, 2018	Assets	Liabilities
Intangible assets	(383)	299	(78)	(162)	90	(252)
Property, plant and equipment	23	(13)	2	12	32	(20)
Inventories	231	18	8	257	265	(8)
Other assets	74	(38)	15	50	77	(27)
Pensions and other employee benefits	265	(17)	19	267	269	(2)
Other liabilities	536	(137)	30	428	537	(109)
Deferred tax assets on tax loss carryforwards	819	11	(6)	824	824
Set-off deferred tax positions					(265)	265
Net deferred tax assets	1,565	121	(10)	1,676	1,828	(152)
1)Other includes the movements of assets and liabilities recognized in equity and OCI, which includes foreign currency translation differences, acquisitions and divestments.

The company has available tax loss and credit carryforwards, which expire as follows:

Philips Group

Expiry years of net operating loss and credit carryforwards

in millions of EUR

	Total Balance as of December 31, 2018	Unrecognized balance as of December 31, 2018	Total Balance as of December 31, 2019	Unrecognized balance as of December 31, 2019
Within 1 year	2	1	3	0
1 to 2 years	3	1	6	3
2 to 3 years	16	4	1,680	1,679
3 to 4 years	1,911	1,906	14	7
4 to 5 years	18	6	519	3
Later	2,312	36	1,173	12
Unlimited	1,728	1,123	1,746	1,123
Total	5,990	3,077	5,141	2,826

At December 31, 2019, the amount of deductible temporary differences for which no deferred tax asset has been recognized in the balance sheet was EUR 31 million (2018: EUR 37 million).

Tax risks

Philips is exposed to tax risks. With regard to these tax risks a liability is recognized if, as a result of a past event, Philips has an obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Following the presentation change in 2019, refer to Note 1 “Significant accounting policies”, these uncertain positions are included in non-current tax liabilities (2019: EUR 186 million, 2018: EUR 181 million). The positions include, among others, the following:

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

2017 - 2019

	2017		2018		2019
Income from continuing operations		1,028		1,310		1,192
Income (loss) attributable to non-controlling interest, from continuing operations		11		7		5
Income from continuing operations attributable to shareholders		1,017		1,303		1,186
Income from Discontinued operations		843		(213)		(19)
Income (loss) attributable to non-controlling interest, from Discontinued operations		203
Income from Discontinued operations attributable to shareholders		639		(213)		(19)

Net income attributable to shareholders		1,657		1,090		1,167

Weighted average number of common shares outstanding (after deduction of treasury shares) during the year		928,797,650		922,987,190		902,981,911
Plus incremental shares from assumed conversions of:
Options	3,161,267		2,007,703		1,288,001
Performance shares	10,757,785		8,632,652		5,896,049
Restricted share rights	2,008,162		2,223,382		2,524,606
Forward contracts	407,193
Dilutive potential common shares		16,334,406		12,863,738		9,708,656
Diluted weighted average number of shares (after deduction of treasury shares) during the year		945,132,056		935,850,928		912,690,567

Basic earnings per common share in EUR
Income from continuing operations attributable to shareholders		1.10		1.41		1.31
Income from Discontinued operations attributable to shareholders		0.69		(0.23)		(0.02)
Net income attributable to shareholders		1.78		1.18		1.29

Diluted earnings per common share in EUR2)
Income from continuing operations attributable to shareholders		1.08		1.39		1.30
Income from Discontinued operations attributable to shareholders		0.68		(0.23)		(0.02)
Net income attributable to shareholders		1.75		1.16		1.28

Dividend distributed per common share in euros		0.80		0.80		0.85
1)Shareholders in this table refers to shareholders of Koninklijke Philips N.V.
2)The dilutive potential common shares are not taken into account in the periods for which there is a loss, as the effect would be antidilutive

10Property, plant and equipment

Philips Group

Property, plant and equipment

in millions of EUR

2019

	land and buildings		machinery and installations		other equipment		prepayments and construction in progress		total
	owned	right-of-use	owned	right-of-use	owned	right-of-use	owned	right-of-use	owned	right-of-use
Balance as of December 31, 2018	621		504		383		203		1,712
IFRS 16 adjustment	(80)	769	(209)	209	(45)	116			(334)	1,094
Balance as of January 1, 2019
Cost	1,069	813	1,253	415	1,442	152	203		3,967	1,381
Accumulated depreciation	(528)	(44)	(958)	(206)	(1,104)	(36)			(2,590)	(286)
Book value	541	769	295	209	338	116	203		1,378	1,094
Change in book value:
Capital expenditures/additions	5	373	34	96	40	59	425	3	505	532
Assets available for use	51	6	108		138	4	(306)	(3)	(9)	7
Acquisitions			-		27		1		28
Depreciation	(30)	(157)	(123)	(80)	(157)	(57)			(310)	(293)
Impairments	(17)	(1)	(14)	(1)	(9)	(1)	-	-	(40)	(2)
Reclassifications	(74)	47	5		(30)	20	1	1	(99)	68
Translations differences and other	4	(9)	9		18	(14)	-	-	31	(23)
Total changes	(61)	260	19	16	26	11	120	1	105	289
Balance as of December 31, 2019
Cost	876	1,355	1,272	510	1,548	233	323	1	4,019	2,099
Accumulated depreciation	(395)	(326)	(957)	(285)	(1,184)	(105)			(2,536)	(716)
Book value	481	1,029	314	225	365	127	323	1	1,483	1,383

Philips Group

Property, plant and equipment

in millions of EUR

2018

	land and buildings	machinery and installations	other equipment	prepayments and construction in progress	total
Balance as of January 1, 2018
Cost	1,111	1,708	1,449	140	4,408
Accumulated depreciation	(527)	(1,217)	(1,074)		(2,818)
Book value	584	491	376	140	1,591
Change in book value:
Capital expenditures	20	126	64	337	546
Assets available for use	68	99	108	(275)	-
Acquisitions	-	(5)	7		2
Depreciation	(56)	(191)	(162)		(409)
Impairments	(5)	(13)	(12)		(30)
Translations differences and other	11	(2)	4		13
Total changes	37	13	7	63	121
Balance as of December 31, 2018
Cost	1,193	1,669	1,523	203	4,588
Accumulated depreciation	(572)	(1,164)	(1,140)		(2,876)
Book value	621	504	383	203	1,712

Land with a book value of EUR 51 million (2018: EUR 56 million) is not depreciated. The increase in Property, plant and equipment mainly relates to the implementation of IFRS 16. The right-of-use assets recognized on the balance sheet is EUR 760 million as of January 1, 2019.

The expected useful lives of property, plant and equipment are as follows:

Philips Group

Useful lives of property, plant and equipment

in years

Buildings	from 5 to 50 years
Machinery and installations	from 3 to 20 years
Other equipment	from 1 to 10 years

11Goodwill

The changes in 2018 and 2019 were as follows:

Philips Group

Goodwill

in millions EUR

2018 - 2019

	2018	2019
Balance as of January 1:
Cost	9,074	9,908
Impairments	(1,343)	(1,405)
Book value	7,731	8,503

Changes in book value:
Acquisitions	465	83
Impairments		(97)
Divestments and transfers to assets classified as held for sale	(3)	-
Translation differences and other	310	165

Balance as of December 31:
Cost	9,908	10,182
Impairments	(1,405)	(1,528)
Book value	8,503	8,654

Goodwill increased by EUR 83 million in 2019 primarily as a result of several acquisitions of which none were individually material (refer to Acquisitions and divestments) as well as changes in the provisional opening balance sheet position for certain 2018 acquisitions. The further increase of EUR 165 million is mainly due to translation differences which impacted the goodwill denominated in USD. These increases are offset by goodwill impairments identified in the second half of 2019 totaling EUR 97 million in the Population Insights & Care/Vital Health (PIC/VH) and Neuro cash generating units (CGUs), which are explained in more detail below.

In 2018, goodwill increased by EUR 465 million, mainly from the acquisition of EPD Solutions for an amount of EUR 262 million and other acquisitions for an amount of EUR 203 million. The further increase of EUR 310 million is mainly due to translation differences which impacted the goodwill denominated in USD.

Goodwill reallocations in 2019 and 2018

In 2019 there were several changes to the CGU structure following the reorganization announced in January 2019 in order to align business with customer needs (refer to Significant accounting policies). This resulted in goodwill reallocations across CGUs, none of which had a significant impact on headroom or lead to goodwill impairments.

In addition, there were also certain CGU movements and/or combinations within Business Groups (BGs) that did not result in a reallocation of goodwill, but resulted in changes to the BG structure. This did not have a significant impact on headroom or lead to goodwill impairments. In Q4 2019 CGU PIC/VH and Aging & Caregiving combined into one Population Health Management (PHM) CGU. Unrelated to this combination, prior to this in Q3 the then PIC/VH CGU recognized a goodwill impairment which is further explained below.

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

Impairments in 2019

During the third quarter of 2019, it was determined that the PIC/VH CGU within the segment Connected Care would miss its forecast mainly due to a deterioration in EBITA*) driven by a lower sales outlook in the former Wellcentive business within the CGU. The business offers services and solutions leveraging data, analytics and actionable workflow products for solutions to improve clinical and financial results. The value of the CGU, determined based on the value in use methodology, presented a recoverable amount of EUR 158 million based on the revised downward forecast, while the carrying amount totaled EUR 236 million as of September 30, 2019. The results of that impairment test indicated that the recoverable amount was lower than the carrying value, resulting in a EUR 78 million impairment charge in the third quarter of 2019, which was booked in the line Other business expenses in the statement of income. The value in use test used a pre-tax discount rate of 10.1%, which is based on the PIC/VH WACC rate for Q3 as calculated and published by Group Treasury.

During December 2019, it was determined that the Neuro CGU within the segment D&T would be shut down. The Neuro business provided an integrated neurology solution comprising full head HD EEG with diagnostic imaging to map brain activity and anatomy for a wide range of neuro disorders, and uses machine learning to improve diagnosis of various neuro disorders. The value of the CGU based on the value in use test presented a recoverable amount of nil, while the carrying amount of goodwill totaled EUR 19 million at the time of impairment. This resulted in a write-off of the full goodwill balance and a EUR 19 million impairment charge, which was booked in the line Other business expenses in the statement of income.

Goodwill impairment testing

For impairment testing, goodwill is allocated to cash generating units (typically one level below segment level, i.e. at the BG level), which represent the lowest level at which the goodwill is monitored internally for management purposes.

Goodwill allocated to the cash generating units Image-Guided Therapy, Monitoring & Analytics and Sleep & Respiratory Care is considered to be significant in comparison to the total book value of goodwill for the Group at December 31, 2019. The amounts associated as of December 31, 2019 are presented below:

Philips Group

Goodwill allocated to the cash-generating units

in millions of EUR

2018 - 2019

	2018	2019
Image-Guided Therapy	2,357	2,673
Monitoring & Analytics	1,354	1,360
Sleep & Respiratory Care	1,925	2,071
Other (units carrying a non-significant goodwill balance)	2,867	2,550
Book value	8,503	8,654

The basis of the recoverable amount used in the annual impairment tests for the units disclosed further in this note is the value in use. In the annual impairment test performed in the fourth quarter of 2019, the estimated recoverable amounts of the CGUs tested equaled or exceeded the carrying value of the units, therefore no impairment loss was recognized.

Key assumptions - general

Key assumptions used in the impairment tests for the units were sales growth rates, EBITA*) and the rates used for discounting the projected cash flows. These cash flow projections were determined using the Royal Philips managements’ internal forecasts that cover an initial period from 2020 to 2022. Projections were extrapolated with stable or declining growth rates (or with an increasing rate in case that could be justified) for a period of 4 years (2023-2026), after which a terminal value was calculated per 2027. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and EBITA*) used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. EBITA*) in all units mentioned in this note is expected to increase over the projection period as a result of volume growth and cost efficiencies.

The rates used for discounting the projected cash flows in goodwill impairment testing is based on a BG weighted cost of capital (WACC), which in turn is based on BG-specific inputs along with other inputs as mentioned below. The WACC is based on post-tax cost of equity and cost of debt, and is further calculated based on market data and inputs to accurately capture changes to the time value of money, such as the risk-free interest rate, the beta factor and country risk premium. In order to properly reflect the different risk-profiles of different businesses, a WACC is determined for each BG. As such, the beta factor is determined based on a selection of peer companies, which can differ per BG. Different BGs have different geographical footprints, resulting in BG-specific inputs for variables like country risk.

Key assumptions and sensitivity analysis relating to cash-generating units to which a significant amount of goodwill is allocated

Cash flow projections of Image-Guided Therapy, Monitoring & Analytics and Sleep & Respiratory Care are based on the key assumptions included in the table below, which were used in the annual impairment test performed in the fourth quarter:

Philips Group

Key assumptions

in %

2019

	compound sales growth rate1)
	initial forecast period	extra-polation period2)	used to calculate terminal value3)	pre-tax discount rates
Image-Guided Therapy	9.3	6.4	2.5	8.8
Monitoring & Analytics	4.6	3.8	2.5	10.1
Sleep & Respiratory Care	8.1	4.8	2.5	9.7
1)Compound sales growth rate is the annualized steady nominal growth rate over the forecast period
2)Also referred to later in the text as compound long-term sales growth rate
3)The historical long-term growth rate is only applied to the first year after the 4 year extrapolation period, after which no further growth is assumed for the terminal value calculation

The assumptions used for the 2018 cash flow projections were as follows:

Philips Group

Key assumptions

in %

2018

	compound sales growth rate1)
	initial forecast period	extra-polation period2)	used to calculate terminal value3)	pre-tax discount rates
Image-Guided Therapy	8.1	5.2	2.3	9.3
Patient Care & Monitoring Solutions	6.5	4.0	2.3	9.9
Sleep & Respiratory Care	8.4	4.8	2.3	10.6

1)Compound sales growth rate is the annualized steady nominal growth rate over the forecast period
2)Also referred to later in the text as compound long-term sales growth rate
3)The historical long-term growth rate is only applied to the first year after the 5 year extrapolation period, after which no further growth is assumed for the terminal value calculation

The results of the annual impairment test of Image-Guided Therapy, Monitoring & Analytics and Sleep & Respiratory Care indicate that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Additional information relating to cash-generating units to which a non-significant amount relative to the total goodwill is allocated

In addition to the significant goodwill recorded at the units mentioned above, the PHM CGU is sensitive to fluctuations in the assumptions as set out above.

The most recent PHM goodwill impairment test used compound sales growth rates of 11.5% (initial forecast period) and 10.4% (extrapolation period), which is above past performance and market growth given the start-up nature of this business. A pre-tax discount rate of 10.1% was applied. Further to the test, it was noted that an increase of 50 basis points in the pre-tax discount rate, a 180 basis points decline in the compound long-term sales growth rate or a 9% decrease in terminal value would, individually, cause its recoverable amount to fall to the level of its carrying value. The goodwill allocated to PHM at December 31, 2019 amounts to EUR 176 million.

Impairment tests are performed based on forward looking assumptions, using the most recent available information. By their nature, these assumptions involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from the plans, goals and expectations set forth in these assumptions. Any downward deviation in the mentioned key assumptions for the PHM CGU is likely to cause the recoverable amount to fall below the level of its carrying value.

For the other cash generating units to which a non-significant amount relative to the total goodwill is allocated, any reasonable change in assumptions would not cause the value in use to fall to the level of the carrying value.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Information by segment and main country.

12Intangible assets excluding goodwill

The changes were as follows:

Philips Group

Intangible assets excluding goodwill

in millions of EUR

2019

	brand names	customer relationships	technology	product development	product development construction in progress	software	other	total
Balance as of January 1, 2019
Cost	689	2,421	2,400	2,103	532	684	168	8,997
Amortization/ impairments	(484)	(1,488)	(1,330)	(1,483)	(51)	(480)	(93)	(5,408)
Book value	205	934	1,070	621	481	204	75	3,589
Changes in book value:
Additions		-	28	(1)	338	129	4	497
Assets available for use				296	(296)		-	1
Acquisitions	3	56	24			-	(5)	77
Amortization	(31)	(119)	(127)	(229)		(75)	(6)	(587)
Impairments	-	-	(66)	(96)	(8)	-		(171)
Translation differences and other	7	20	32	-	8	-	(9)	59
Total changes	(21)	(44)	(110)	(29)	41	54	(16)	(124)
Balance as of December 31, 2019
Cost	709	2,476	2,491	2,387	578	784	154	9,579
Amortization/ impairments	(524)	(1,587)	(1,530)	(1,795)	(56)	(527)	(94)	(6,113)
Book Value	184	890	961	592	523	257	59	3,466

Philips

Intangible assets excluding goodwill

in millions of EUR

2018

	brand names	customer relationships	technology	product development	product development construction in progress	software	other	total
Balance as of January 1, 2018
Cost	670	2,342	1,985	1,848	487	605	105	8,042
Amortization/ impairments	(392)	(1,338)	(1,161)	(1,262)	(51)	(431)	(84)	(4,720)
Book value	278	1,004	824	586	436	174	21	3,322

Changes in book value:
Additions		7	14		295	92	1	408
Assets available for use				256	(256)
Acquisitions	11	17	330			0	56	415
Amortization	(34)	(114)	(116)	(221)		(59)	(4)	(549)
Impairments	(52)	(16)	(9)	(16)	(1)	(5)	(2)	(101)
Translation differences	3	36	27	15	8	2	3	94
Total changes	(72)	(70)	246	34	45	30	53	267
Balance as of December 31, 2018
Cost	689	2,421	2,400	2,103	532	684	168	8,997
Accumulated amortization	(484)	(1,488)	(1,330)	(1,483)	(51)	(480)	(93)	(5,408)
Book Value	205	934	1,070	621	481	204	75	3,589

Acquisitions in 2019 involved Intangible assets of EUR 77 million in aggregate (2018: EUR 415 million ). For more information, please refer to Acquisitions and divestments. Impairments in 2019 were EUR 171 million. The most notable impairments are mainly in the Diagnosis & Treatment segment, which include product development in business Diagnostic Imaging of EUR 56 million, product development in business Enterprise Diagnostic Informatics of EUR 34 million and the CardioProlific technology of EUR 50 million. These impairments are the result of a revision of strategies in the respective businesses. The amortization of intangible assets is specified in Income from operations.

The expected useful lives of the intangible assets excluding goodwill are as follows:

Philips Group

Expected useful lives of intangible assets excluding goodwill in years

Brand names	2-20
Customer relationships	2-25
Technology	3-20
Other	1-10
Software	1-10
Product development	3-7

The weighted average expected remaining life of brand names, customer relationships, technology and other intangible assets is 8.2 years as of December 31, 2019 (2018: 9.3 years).

The most notable intangible asset as of December 31, 2019 relates to the Spectranetics customer relationships and technology with a carrying value of EUR 333 million and EUR 252 million and a remaining amortization period of 18 years and 13 years respectively. The most notable intangible asset of December 31, 2018 relates to Sleep & Respiratory Care customer relationships with a carrying value of EUR 278 million and a remaining amortization period of 5 years.

13Other financial assets

Other current financial assets

In 2019, Other current financial assets decreased by EUR 435 million from EUR 436 million in 2018 to EUR 1 million in 2019. In 2019, according to Philips' overall objective to fully divest its ownership of Signify, Philips sold all of its remaining shares in Signify for total proceeds of EUR 549 million. A cumulative gain of EUR 114 million was recognized in other comprehensive income and reclassified to retained earnings upon disposal.

In 2018, Other current financial assets increased by EUR 434 million from EUR 2 million in 2017 to EUR 436 million in 2018, reflecting mainly the interest in Signify of 16.5% as of December 31, 2018 (refer to Interests in entities).

Other non-current financial assets

The changes during 2019 were as follows:

Philips Group

Other non-current financial assets

in millions of EUR

2019

	Non-current financial assets at FVTP&L	Non-current financial assets at FVTOCI	Non-current financial assets at Amortized cost	Total
Balance as of January 1, 2019	116	198	46	360
Changes:
Acquisitions/additions	48	15	11	75
Sales/redemptions/reductions	(48)	(109)	(17)	(174)
Value adjustment through OCI	-	(33)	-	(33)
Value adjustment through P&L	18	-	-	18
Translation differences and other	1	2	-	3
Reclassifications	1	(1)	(1)	(1)
Balance as of December 31, 2019	136	72	40	248

Philips Group

Other non-current financial assets

in millions of EUR

2018

	Non-current financial assets at FVTP&L	Non-current financial assets at FVTOCI	Non-current financial assets at Amortized cost	Total
Balance as of January 1, 2018	104	369	114	587
Changes:
Acquisitions/additions	30	1	14	45
Sales/redemptions/reductions	(20)	(18)	(78)	(116)
Value adjustment through OCI	-	(164)		(164)
Value adjustment through P&L	(2)		-	(1)
Translation differences and other	2	12	(4)	10
Reclassifications	2	(2)	-	-
Balance as of December 31, 2018	116	198	46	360

The company’s investments in Other non-current financial assets mainly consist of investments in common shares of companies in various industries. At December 31, 2019, equity investments of EUR 45 million (2018: EUR 172 million) are accounted under the FVTOCI category based on the company's election at initial recognition mainly because such investments are neither held for trading purposes nor primarily for their increase in value and the elected presentation is considered to reflect the nature and purpose of the investment.

In 2019, the main movements in Other non-current financial assets at FVTOCI related to the sale of the company's investment in Corindus Vascular Robotics for total proceeds of EUR 102 million. A cumulative gain of EUR 84 million was recognized in other comprehensive income and reclassified to retained earnings upon disposal. Value adjustments through OCI in 2019 mainly related to Luminescence and Corindus (refer to Fair value of financial assets and liabilities). Value adjustments through OCI in 2018 mainly related to Luminescence.

In 2019, a cumulative gain of EUR 204 million (2018: 0 million) was realized upon disposal of investments at FVOCI and reclassified from OCI to retained earnings.

14Other assets

Other non-current assets

Other non-current assets in 2019 were EUR 47 million(2018: EUR 47 million). These mainly related to prepaid expenses.

Other current assets

Other current assets include EUR 288 million (2018: EUR 276 million) accrued income and EUR 188 million (2018: EUR 193 million) for prepaid expense mainly related to Diagnosis & Treatment businesses and Connected Care businesses.

15Inventories

Inventories are summarized as follows:

Philips Group

Inventories

in millions of EUR

2018 - 2019

	2018	2019
Raw materials and supplies	876	901
Work in process	366	403
Finished goods	1,432	1,469
Inventories	2,674	2,773

The write-down of inventories to net realizable value was EUR 138 million in 2019 (2018: EUR 159 million). The write-down is included in cost of sales.

16Receivables

Non-current receivables

Non-current receivables are associated mainly with customer financing in the Diagnosis & Treatment businesses amounting to EUR 31 million (2018: EUR 44 million), for Signify indemnification amounting to EUR 76 million and insurance receivables in Other in the US amounting to EUR 41 million (2018: EUR 41 million).

Current receivables

Current receivables of EUR 4,554 million (2018: EUR 4,035 million) at December 31, 2019 included trade accounts receivable (net of allowance) of EUR 4,280 million (2018: EUR 3,805 million), accounts receivable other of EUR 242 million (2018: EUR 203 million) and accounts receivable from investments in associates of EUR 32 million (2018: EUR 27 million).

The accounts receivable, net, per segment are as follows:

Philips Group

Accounts receivables-net

in millions of EUR

2018 - 2019

	2018	2019
Diagnosis & Treatment	1,738	1,905
Connected Care	1,020	1,089
Personal Health	995	1,122
Other	53	163
Accounts receivable-net	3,805	4,280

The aging analysis of accounts receivable, net, is set out below:

Philips Group

Aging analysis

in millions of EUR

2018 - 2019

	2018	2019
current	3,222	3,591
overdue 1-30 days	228	251
overdue 31-180 days	270	333
overdue > 180 days	85	105
Accounts receivable-net	3,805	4,280

The above net accounts receivable represent current and overdue but not fully impaired receivables. The overdue balances have been netted off against the credit notes amounting to EUR 50 million.

The changes in the allowance for doubtful accounts receivable are as follows:

Philips Group

Allowance for accounts receivable

in millions of EUR

2018 - 2019

	2018	2019
Balance as of January 1	215	194
Additions charged to expense	28	23
Deductions from allowance1)	(28)	(9)
Transfer to assets held for sale
Other movements	(21)	3
Balance as of December 31	194	211
1)Write-offs for which an allowance was previously provided.

The allowance for doubtful accounts receivable has been primarily established for receivables that are past due.

Included in the above balances as per December 31, 2019 are allowances for individually impaired receivables of EUR 200 million (2018: EUR 181 million) .

Contract assets

Current contract assets were EUR 247 million per December 31, 2019 (2018: EUR 232 million).

The contract assets increased with EUR 15 million. The year-on-year change is mainly driven by timing differences between billing terms and services provided.

17Equity

Common shares

As of December 31, 2019, authorized common shares consist of 2 billion shares (December 31, 2018: 2 billion; December 31, 2017: 2 billion) and the issued and fully paid share capital consists of 896,733,721 common shares, each share having a par value of EUR 0.20 (December 31, 2018: 926,195,539; December 31, 2017: 940,909,027).

Preference shares

As a means to protect the Company and its stakeholders against an unsolicited attempt to obtain (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised as of December 31, 2019 and no preference shares have been issued. Authorized preference shares consist of 2 billion shares as of December 31, 2019 (December 31, 2018: 2 billion; December 31, 2017: 2 billion).

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

The following table shows the movements in the outstanding number of shares over the last three years:

Philips Group

Outstanding number of shares

2017 - 2019

	2017	2018	2019
Balance as of January 1	922,436,563	926,191,723	914,184,087
Dividend distributed	11,264,163	9,533,223	9,079,538
Purchase of treasury shares	(19,841,595)	(31,993,879)	(40,390,495)
Re-issuance of treasury shares	12,332,592	10,453,020	8,100,660
Balance as of December 31	926,191,723	914,184,087	890,973,790

The following transactions took place resulting from employee option and share plans:

Philips Group

Employee option and share plan transactions

2017 - 2019

	2017	2018	2019
Shares acquired	15,222,662	8,226,101	5,497,675
Average market price	EUR 31.81	EUR 32.59	EUR 34.25
Amount paid	EUR 484 million	EUR 268 million	EUR 188 million
Shares delivered	12,332,592	10,453,020	8,100,660
Average price (FIFO)	EUR 27.07	EUR 32.66	EUR 32.87
Cost of delivered shares	EUR 334 million	EUR 341 million	EUR 266 million
Total shares in treasury at year-end	10,098,371	7,871,452	5,268,467
Total cost	EUR 331 million	EUR 258 million	EUR 180 million

In order to reduce share capital, the following transactions took place:

Philips Group

Share capital transactions

2017 - 2019

	2017	2018	2019
Shares acquired	4,618,933	23,767,778	34,892,820
Average market price	EUR 32.47	EUR 32.58	EUR 34.29
Amount paid	EUR 150 million	EUR 774 million	EUR 1,196 million
Cancellation of treasury shares (shares)		24,246,711	38,541,356
Cancellation of treasury shares (EUR)		EUR 783 million	EUR 1,316 million
Total shares in treasury at year-end	4,618,933	4,140,000	491,464
Total cost	EUR 150 million	EUR 141 million	EUR 22 million

Share purchase transactions related to employee option and share plans, as well as transactions related to the reduction of share capital, involved a cash outflow of EUR 1,376 million. A cash inflow of EUR 58 million from treasury shares mainly includes settlements of share-based compensation plans.

Share repurchase methods for share-based compensation plans and capital reduction purposes

During 2019, Royal Philips repurchased shares for share-based compensation plans and capital reduction purposes via three different methods: (i) share buy-back repurchases in the open market via an intermediary (ii) repurchase of shares via forward contracts for future delivery of shares (iii) the unwinding of call options on own shares. In 2019, Royal Philips also used methods (i) and (ii) to repurchase shares for capital reduction purposes.

Forward share repurchase contracts

In order to hedge commitments under share-based compensation plans, Philips entered into three forward contracts in the last quarter of 2018, involving 10,000,000 shares with a settlement date varying between October 2019 and November 2021 and a weighted average forward price of EUR 31.89. A total of 4,000,000 shares were acquired through forward contracts that were settled in the fourth quarter of 2019, which resulted in a EUR 130 million increase in retained earnings against treasury shares. As of December 31, 2019, 6,000,000 forward contracts connected to share-based compensation plans were outstanding.

In order to reduce its share capital, Royal Philips also entered into six forward contracts in 2017. The forward contacts involved 31,020,000 shares with a settlement date varying between October 2018 and June 2019 and a weighted average forward price of EUR 32.22. In 2019, 18,600,000 forward contracts were exercised resulting in a EUR 576 million increase in Retained earnings against Treasury shares. As of December 31, 2018, 18,600,000 were outstanding.

As of December 31, 2019, there were no forward contracts connected to share capital reductions outstanding. For further information on the forward contracts please refer to Debt.

Share call options

During 2016 Philips bought EUR and USD-denominated call options to hedge options granted under share-based compensation plans before 2013.

In 2019, the company unwound 855,039 EUR-denominated and 642,636 USD-denominated call options against the transfer of the same number of Royal Philips shares (1,497,675 shares) and an additional EUR 30 million cash payment to the buyer of the call options.

The number of outstanding EUR denominated options were 1,168,600 and USD-denominated options were 1,127,582, as of December 31, 2019.

Dividend distribution

2019

In June 2019, Philips settled a dividend of EUR 0.85 per common share, representing a total value of EUR 775 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 42% of the shareholders elected for a share dividend, resulting in the issuance of 9,079,538 new common shares. The settlement of the cash dividend involved an amount of EUR 453 million (including costs).

A proposal will be submitted to the 2020 Annual General Meeting of Shareholders to pay a dividend of EUR 0.85 per common share, in cash or shares at the option of the shareholders, against the net income of the Company for 2019.

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

2017

In June 2017, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 742 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 48% of the shareholders elected for a share dividend, resulting in the issuance of 11,264,163 new common shares. The settlement of the cash dividend involved an amount of EUR 384 million (including costs)

Limitations in the distribution of shareholders’ equity

As at December 31, 2019, pursuant to Dutch law, certain limitations exist relating to the distribution of shareholders’ equity of EUR 1,870 million. Such limitations relate to common shares of EUR 179 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 713 million and unrealized currency translation differences of EUR 978 million. The unrealized losses related to fair value through OCI financial assets of EUR 303 million and unrealized losses related to cash flow hedges of EUR 24 million qualify as revaluation reserves and reduce the distributable amount due to the fact that these reserves are negative.

The legal reserve required by Dutch law of EUR 713 million included under retained earnings relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

As at December 31, 2018, these limitations in distributable amounts were EUR 1,558 million and related to common shares of EUR 185 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 634 million and unrealized currency translation differences of EUR 739 million. The unrealized losses related to fair value through OCI financial assets of EUR 181 million and unrealized losses related to cash flow hedges of EUR 10 million qualify as a revaluation reserve and reduce the distributable amount due to the fact that this reserve is negative.

Non-controlling interests

Non-controlling interests relate to minority stakes held by third parties in consolidated group companies.

Capital management

Philips manages capital based upon the IFRS measures, net cash provided by operating activities and net cash used for investing activities as well as the non-IFRS measure net debt*). The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included below.

Net debt*) is defined as the sum of long and short-term debt minus cash and cash equivalents. Group equity is defined as the sum of shareholders’ equity and non-controlling interests. This measure is used by Philips Treasury management and investment analysts to evaluate financial strength and funding requirements. The Philips net debt*) position is managed with the intention of retaining a strong investment grade credit rating. Furthermore, Philips’ aim when managing the net debt*) position is dividend stability and a pay-out ratio of 40% to 50% of Adjusted income from continuing operations attributable to shareholders*) (reconciliation to the most directly comparable IFRS measure, Net income, is provided at the end of this note).

Philips Group

Composition of net debt and group equity1)

in millions of EUR unless otherwise stated

2017 - 2019

	2017	2018	2019
Long-term debt	4,044	3,427	4,939
Short-term debt	672	1,394	508
Total debt	4,715	4,821	5,447
Cash and cash equivalents	1,939	1,688	1,425
Net debt1)	2,776	3,132	4,022
Shareholders' equity	11,999	12,088	12,597
Non-controlling interests	24	29	28
Group equity	12,023	12,117	12,625
Net debt and group equity ratio1)	19:81	21:79	24:76
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Adjusted income from continuing operations attributable to shareholders*) is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted income from continuing operations attributable to shareholders*) to the most directly comparable IFRS measure, Net income for 2019 is included in the table below.

Philips Group

Adjusted income from continuing operations attributable to shareholders1)

2) in millions of EUR

2018-2019

	2018	2019
Net income	1,097	1,173
Discontinued operations, net of income taxes	213	19
Income from continuing operations	1,310	1,192
Continuing operations non-controlling interests	(7)	(5)
Income from continuing operations attributable to shareholders1)2)	1,303	1,186
Adjustments for:
Amortization of acquired intangible assets	347	350
Impairment of goodwill		97
Restructuring costs and acquisition-related charges	258	318
Other items	41	153
Net finance expenses	57	14
Tax impact of adjusted items	(365)	(280)
Adjusted Income from continuing operations attributable to shareholders1)2)	1,643	1,839
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
2)Shareholders in this table refers to shareholders of Koninklijke Philips N.V.
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

18Debt

Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1 billion committed standby revolving credit facility that can be used for general group purposes, such as a backstop of its Commercial Paper Program. Philips issued and repaid commercial paper in 2019. As of December 31, 2019, Philips did not have any loans outstanding under either facility. In February 2019, Philips successfully exercised, with existing terms and conditions, the second of two 1-year extension options of its EUR 1 billion committed standby revolving credit facility, extending the maturity date to April 21, 2024. The facility does not have a material adverse change clause, has no financial covenants and no credit-rating-related acceleration possibilities.

The provisions applicable to all USD-denominated corporate bonds issued by the company in March 2008 and March 2012 (due 2038 and 2042) contain a ‘Change of Control Triggering Event’. If the company would experience such an event with respect to a series of corporate bonds the company might be required to offer to purchase the bonds that are still outstanding at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any. Furthermore, the conditions applicable to the EUR-denominated corporate bonds issued in 2017, 2018 and 2019 (due 2023, 2024, 2026 and 2028) contain a similar provision (‘Change of Control Put Event’). Upon the occurrence of such an event, the company might be required to redeem or purchase any of such bonds at their principal amount together with interest accrued.

As of January 1, 2019 lease liabilities of EUR 803 million were recognized upon the adoption of IFRS 16 and additional lease liabilities of EUR 256 million were recognized through December 31, 2019. For further details please refer to Significant accounting policies. In May 2019, Philips issued a fixed-rate Green Innovation Bond with an aggregate principal amount of EUR 750 million (0.500%, due 2026). In September 2019, EUR bonds of EUR 500 million were repaid upon their scheduled maturity. In 2019, a total nominal amount of EUR 576 million of forward contracts matured relating to the EUR 1.5 billion share buyback program announced on June 28. 2017. In addition, a total nominal amount of EUR 130 million of forward contracts matured relating to the company's long-term incentive and employee stock purchase plans.

In March 2018, Philips refinanced a loan of EUR 178 million with a new long-term loan of EUR 200 million bearing interest based on 6-month Euribor. In April 2018, Philips completed the early redemption of all the 3.750% USD bonds due 2022 with an aggregate principal amount of USD 1 billion, resulting in financial charges of EUR 24 million. For the purpose of the redemption, a EUR 900 million loan was entered into, which was repaid in May 2018 through the issuance of fixed-rate EUR bonds with an aggregate principal amount of EUR 1 billion (EUR 500 million0.750% due 2024 and EUR 500 million1.375% due 2028). 6.875% USD bonds due 2038 with an aggregate principal amount of USD 56 million and USD 16 million were redeemed in May and June 2018 respectively, resulting in financial charges of EUR 21 million. In Q4 2018, a nominal amount of EUR 423 million of forward contracts related to the EUR 1.5 billion share buyback program announced on June 28, 2017 matured. In addition, in Q4 2018, Philips entered into three tranches of forward purchases totaling 10 million shares for a nominal amount of EUR 319 million maturing through 2021 to cover its long-term incentive and employee stock purchase plans.

Long-term debt

The below tables present information about the long-term debt outstanding, its maturity and average interest rates in 2019 and 2018.

Philips Group

Long-term debt

in millions of EUR unless otherwise stated

2019

	amount outstanding in 2019	Current portion	Non-current portion	Between 1 and 5 years	amount due after 5 years	average remaining term (in years)	average rate of interest
USD bonds	1,328		1,328		1,328	17.1	6.3%
EUR bonds	2,234		2,234	995	1,239	5.8	0.8%
Forward contracts	188	126	62	62		1.2
Lease liability	1,381	272	1,109	618	491	4.3	2.4%
Bank borrowings	206	1	205	5	200	5.1	0.3%
Other long-term debt	17	17				1.0	1.8%
Long-term debt	5,355	416	4,939	1,681	3,258	8.0	2.5%

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
Bonds

The below table discloses the amount outstanding and effective rate of bonds.

Philips Group

Unsecured Bonds

in millions of EUR unless otherwise stated

2018 - 2019

	effective rate	2018	2019
Unsecured EUR Bonds
Due 9/06/2023; 1/2%	0.634%	500	500
Due 9/06/2019; 3M Euribor +20bps		500
Due 5/02/2024; 3/4%	0.861%	500	500
Due 22/05/2026; 1/2%	0.608%		750
Due 5/02/2028; 1 3/8%	1.523%	500	500
Unsecured USD Bonds
Due 5/15/2025; 7 3/4%	7.429%	55	56
Due 6/01/2026; 7 1/5%	6.885%	119	122
Due 5/15/2025; 7 1/8%	6.794%	74	75
Due 11/03/2038; 6 7/8%	7.210%	636	648
Due 3/15/2042; 5%	5.273%	438	446
Adjustments1)		(31)	(35)
Unsecured Bonds		3,291	3,562
1)Adjustments related to both EUR and USD bonds and concern bond discounts, premium and transaction costs.
Leases

The table below discloses the reconciliation between the total of future minimum lease payments and their present value.

For further information regarding the adoption of IFRS 16, please refer to Significant accounting policies.

Philips Group

Lease liabilities

in millions of EUR

2018 - 2019

	2018			2019
	future minimum lease payments	interest	present value of minimum lease payments	future minimum lease payments	interest	present value of minimum lease payments
Less than one year	100	6	94	292	20	272
Between one and five years	206	16	190	698	80	618
More than five years	52	6	46	543	52	491
Lease liability	357	28	330	1,533	152	1,381

Short-term debt

Philips Group

Short-term debt

in millions of EUR

2018 - 2019

	2018	2019
Short-term bank borrowings	76	92
Forward contracts	88
Current portion of long-term debt	1,230	416
Short-term debt	1,394	508

During 2019, the weighted average interest rate on the bank borrowings was 14.2% (2018: 15.0%), reflecting a higher relative amount of borrowings in high interest rate countries.

19Provisions

Philips Group

Provisions

in millions of EUR

2018 - 2019

	2018			2019
	long-term	short-term	total	long-term	short-term	total
Post-employment benefit (see note 20)	835		835	824		824
Product warranty	37	153	190	38	172	210
Environmental provisions	124	20	144	145	25	170
Restructuring-related provisions	45	68	114	31	125	156
Litigation provisions	17	9	26	14	40	55
Contingent consideration provisions	385	24	409	245	108	354
Other provisions	345	88	432	305	86	392
Provisions	1,788	363	2,151	1,603	556	2,159

Assurance-type product warranty

The provisions for assurance-type product warranty reflect the estimated costs of replacement and free-of-charge services that will be incurred by the company with respect to products sold.

The company expects the provisions to be utilized mainly within the next year.

Philips Group

Provisions for assurance-type product warranty

in millions of EUR

2017 - 2019

	2017	2018	2019
Balance as of January 1	259	201	190
Changes:
Additions	283	248	291
Utilizations	(270)	(261)	(274)
Transfer to liabilities directly associated with assets held for sale	(56)
Translation differences and other	(16)	2	3
Balance as of December 31	201	190	210

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

Approximately EUR 85 million of the long-term provision is expected to be utilized after one to five years, with the remainder after five years. For more details on the environmental remediation reference is made to Contingent assets and liabilities.

Philips Group

Environmental provisions

in millions of EUR

2017 - 2019

	2017	2018	2019
Balance as of January 1	321	160	144
Changes:
Additions	18	23	20
Utilizations	(21)	(15)	(18)
Releases	(8)	(4)	(1)
Changes in discount rate	11	(28)	9
Accretion	6	5	5
Transfer to liabilities directly associated with assets held for sale	(146)
Translation differences and other	(20)	4	12
Balance as of December 31	160	144	170

The additions and the releases of the provisions originate from additional insights in relation to factors like the estimated cost of remediation, changes in regulatory requirements and efficiencies in completion of various site work phases.

Restructuring-related provisions

Philips Group

Restructuring-related provisions

in millions of EUR

2019

	Jan. 1, 2019	additions	utilizations	releases	other changes	Dec. 31, 2019
Diagnosis & Treatment	57	51	(37)	(10)	-	61
Connected Care	22	33	(16)	(9)	(2)	28
Personal Health	9	33	(12)	(4)	-	25
Other	26	57	(31)	(11)	-	42
Philips Group	114	175	(97)	(34)	(1)	156

In 2019, the most significant restructuring projects impacted Diagnostic & Treatment and Other businesses and mainly took place in the Netherlands, US and Germany. The restructuring comprised mainly product portfolio rationalization and the reorganization of global support functions.

The company expects the provisions to be utilized mainly within the next year.

2018

In 2018, the most significant restructuring projects impacted Diagnosis & Treatment, Connected Care & Health Informatics and Other businesses and mainly took place in the Netherlands, Germany and the US.

The movements in the provisions for restructuring in 2018 are presented by segment as follows:

Philips Group

Restructuring-related provision

in millions of EUR

2018

	Jan. 1, 2018	additions	utilizations	releases	Dec. 31, 2018
Diagnosis & Treatment	45	62	(38)	(12)	57
Connected Care	15	24	(10)	(8)	22
Personal Health	6	8	(5)	(1)	9
Other	45	42	(45)	(16)	26
Philips Group	112	136	(98)	(37)	114
2017

In 2017, the most significant restructuring projects impacted Diagnosis & Treatment and Other businesses and mainly took place in the Netherlands and the US.

The movements in the provisions for restructuring in 2017 are presented by segment as follows:

Philips Group

Restructuring-related provisions

in millions of EUR

2017

	Jan. 1, 2017	additions	utilizations	releases	other changes1)	Dec. 31, 2017
Diagnosis & Treatment	16	54	(19)	(5)	(1)	45
Connected Care	11	24	(12)	(7)	(1)	15
Personal Health	4	12	(4)	(5)	(1)	6
Other	37	52	(27)	(16)	(1)	45
Lighting (now Signify)	133	9	(35)	(3)	(104)
Philips Group	201	150	(96)	(37)	(107)	112
1)Other changes primarily relate to translation differences and transfers between segments

Litigation provisions

The company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings.

Philips Group

Litigation provisions

in millions of EUR

2017 - 2019

	2017	2018	2019
Balance as of January 1	96	50	26
Changes:
Additions	40	17	69
Utilizations	(52)	(29)	(36)
Releases	(11)	(11)	(6)
Accretion	3	2	2
Transfer to liabilities directly associated with assets held for sale	(21)
Translation differences and other	(5)	(3)	-
Balance as of December 31	50	26	55
The most significant proceedings

The majority of the movements in the above schedule related to the Cathode Ray Tube (CRT) antitrust litigation.

Cathode Ray Tube (CRT) antitrust litigation

In 2019 the majority of the movements in relation to the CRT antitrust litigation related to additions. In 2017 and 2018 the majority of the movements were utilizations due to the transfer to other liabilities for which the company was able to reach a settlement. These settlements were subsequently paid out in the respective following year.

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

Contingent consideration provisions

Philips Group

Contingent consideration provisions

in millions of EUR

2017-2019

	2017	2018	2019
Balance as of January 1	11	66	409
Changes:
Additions	-	6	32
Utilizations	-	(48)	(44)
Releases	(2)	(1)	(68)
Accretion	2	12	14
Acquisitions	62	366	6
Translation differences and other	(8)	9	4
Balance as of December 31	66	409	354

The provision for contingent consideration reflects the fair value of the expected payment to former shareholders of an acquiree for the exchange of control if specified future events occur or conditions are met, such as the achievement of certain regulatory milestones or the achievement of certain commercial milestones. The provision for contingent consideration can change significantly due to changes in the estimated achievement of milestones and changes in discount rates.

In 2018 the acquisitions through business combinations mainly consists of a provision for contingent consideration of EUR 239 million relating to the acquisition of EPD. For more details on the EPD contingent consideration refer to Fair value of financial assets and liabilities.

The company expects the provisions to be utilized mainly within the next five years.

Other provisions

Philips Group

Other provisions

in millions of EUR

2017 - 2019

	2017	2018	2019
Closing balance as of December 31	720	499	432
IFRS 16 adjustment			(6)
Opening balance as of January 1	720	499	426
Changes:
Additions	304	169	143
Utilizations	(238)	(178)	(127)
Releases	(87)	(57)	(61)
Accretion	(2)	2	1
Transferred to liabilities directly associated with assets held for sale	(156)
Translation differences and other	(43)	(3)	10
Balance as of December 31	499	432	392

The main elements of other provisions are:

  provisions for possible taxes/social security of EUR 46 million (2018: EUR 65 million);
  provisions for employee jubilee funds EUR 82 million (2018: EUR 73 million);
  self-insurance provisions of EUR 47 million (2018: EUR 45 million);
  provisions for decommissioning costs of EUR 33 million (2018: EUR 32 million);
  provisions for rights of return of EUR 40 million (2018: EUR 35 million);
  the releases in 2017, 2018 and 2019 are due to the reassessment of our positions in other provisions;
  the remaining provisions relate to a variety of positions, for example provision for disability of employees and provision for royalty obligations.

The company expects the provisions to be utilized mainly within the next five years, except for:

  provisions for employee jubilee funds of which half is expected to be utilized after five years;
  provisions for decommissioning costs of which half is expected to be utilized after five years;
  provisions for rights of return to be utilized mainly within the next year.

20Post-employment benefits

Employee post-employment benefit plans have been established in many countries in accordance with the legal requirements, customs and the local practice in the countries involved. The larger part of post-employment benefits are company pension plans, of which some are funded and some are unfunded. All funded post-employment benefit plans are considered to be related parties.

Most employees that take part in a company pension plan are covered by defined contribution (DC) pension plans. The main DC plans are in the Netherlands and the United States. The company also sponsors a number of defined benefit (DB) pension plans. The benefits provided by these plans are based on employees’ years of service and compensation levels.

The company also sponsors a limited number of DB retiree medical plans. The benefits provided by these plans typically cover a part of the healthcare costs after retirement. None of these plans are individually significant to the company and are therefore not further separately disclosed.

The larger funded DB and DC plans are governed by independent Trustees who have a legal obligation to protect the interests of all plan members and operate under the local regulatory framework.

The DB plans in the United States (US) and Germany (DE) make up most of the defined benefit obligation (DBO) and the net balance sheet position. The company also has DB plans in the rest of the world (Other); however these are individually not significant to the company and do not have a significantly different risk profile that would warrant separate disclosure.

The adjacent table provides a break-down of the present value of the funded and unfunded DBO, the fair value of plan assets and the net balance sheet position in the US, DE and Other.

Philips Group

Post-employment benefits in millions of EUR

2018-2019

	United States		Germany		Other Countries		Total
	2018	2019	2018	2019	2018	2019	2018	2019
Present value of funded DBO	(1,616)	(1,738)	(564)	(630)	(208)	(317)	(2,388)	(2,684)
Present value of unfunded DBO	(132)	(148)	(330)	(351)	(149)	(166)	(610)	(666)
Total present value of DBO	(1,747)	(1,886)	(894)	(981)	(357)	(484)	(2,998)	(3,350)
Fair value of plan assets	1,497	1,743	493	524	175	259	2,164	2,526
Net balance sheet position	(251)	(143)	(401)	(457)	(182)	(224)	(834)	(824)

The United States

The US DB pension plans are closed plans without future pension accrual. For the funding of any deficit in the US plan the Group adheres to the minimum funding requirements of the US Pension Protection Act.

The assets of the US funded pension plans are in Trusts governed by fiduciaries. The non-qualified pension plans that cover accrual above the maximum salary of the funded qualified plan are unfunded.

The company’s qualified pension commitments in the United States are covered via the Pension Benefit Guaranty Corporation (PBGC) which charges a fee to US companies providing DB pension plans. The fee is also dependent on the amount of unfunded vested liabilities.

In 2018, the company paid an additional de-risking contribution into the US plan of EUR 130 million (USD 150 million). The company did not pay any additional de-risking contributions into the US plan in 2019.

Germany

The company has several DB plans in Germany which for the largest part are unfunded, meaning that after retirement the company is responsible for the benefit payments to retirees.

Due to the relatively high level of social security in Germany, the company’s pension plans mainly provide benefits for the higher earners. The plans are open for future pension accrual. Indexation is mandatory due to legal requirements. Some of the German plans have a DC design, but are accounted for as DB plans due to a legal minimum return requirement.

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

The company has an active de-risking strategy in which it constantly looks for opportunities to reduce the risks associated with its DB plans. Liability-driven investment strategies, lump sum cash-out options, buy-ins, buy-outs and a change to DC are examples of the strategy. During 2019, no material de-risking activities have taken place.

Investment policy in our largest pension plans

Pension fund trustees are responsible for and have full discretion over the investment strategy of the plan assets. The plan assets of the Philips pension plans are invested in well diversified portfolios. The interest rate sensitivity of the fixed income portfolio is closely aligned to that of the plan’s pension liabilities for most of the plans. Any contributions from the sponsoring company are used to further increase the fixed income part of the assets. As part of the investment strategy, any improvement in the funded ratio over time is used to further decrease the interest rate mismatch between the plan assets and the pension liabilities.

Summary of pre-tax costs for post-employment benefits and reconciliations

The adjacent table contains the total of current and past service costs, administration costs and settlement results as included in Income from operations and the interest cost as included in Financial expenses.

Philips Group

Pre-tax costs for post-employment benefits

in millions of EUR

2017 - 2019

	2017	2018	2019
Defined-benefit plans	95	46	56
- included in income from operations	32	23	34
- included in financial expense	37	23	22
- included in Discontinued operations	26
Defined-contribution plans	397	327	346
- included in income from operations	315	327	346
- included in Discontinued operations	82
Post-employment benefits costs	492	374	401

Summary of the reconciliations for the DBO and plan assets

The adjacent tables contain the reconciliations for the DBO and plan assets.

Philips Group

Defined-benefit obligations

in millions of EUR

2018 - 2019

	2018	2019
Balance as of January 1	3,109	2,998
Service cost	27	36
Interest cost	85	99
Employee contributions	4	12
Actuarial (gains) / losses
– demographic assumptions	4	(52)
– financial assumptions	(131)	304
– experience adjustment	5	29
(Negative) past service cost	(6)	-
Settlements	-	(5)
Benefits paid from plan	(152)	(159)
Benefits paid directly by employer	(42)	(41)
Translation differences and other	94	130
Balance as of December 31	2,998	3,350

Philips Group

Plan assets

in millions of EUR

2018 - 2019

	2018	2019
Balance as of January 1	2,137	2,164
Interest income on plan assets	62	77
Admin expenses paid	(1)	(1)
Return on plan assets excluding interest income	(129)	305
Employee contributions	4	12
Employer contributions	159	28
Settlements	(0)	(1)
Benefits paid from plan	(152)	(159)
Translation differences and other	83	103
Balance as of December 31	2,164	2,526

Plan assets allocation

The asset allocation in the company’s DB plans at December 31 was as follows:

Philips Group

Plan assets allocation

in millions of EUR

2018 - 2019

	2018	2019
Assets quoted in active markets
- Debt securities	1,294	1,476
- Equity securities
- Other	161	209

Assets not quoted in active markets
- Debt securities	12	9
- Equity securities	368	473
- Other	329	359
Total assets	2,164	2,526

The plan assets in 2019 contain 33% (2018: 33%) unquoted plan assets. Plan assets in 2019 do not include property occupied by or financial instruments issued by the company.

Assumptions

The mortality tables used for the company’s largest DB plans are:

  US: PRI-2012 with MP2019 improvement scale for qualified and retiree medical plan; PRI-2012 with MP2019 improvement scale + white collar adjustment for the unfunded non-qualified pension plan
  Germany: Heubeck-Richttafeln 2018 Generational

The weighted averages of the assumptions used to calculate the DBO as of December 31 were as follows:

Philips Group

Assumptions used for defined-benefit obligations in the United States, Germany and the rest of the world in %

2018-2019

	US		Germany		Other		Total
	2018	2019	2018	2019	2018	2019	2018	2019
Discount rate	4.2%	3.1%	1.5%	0.8%	2.7%	2.6%	3.2%	2.4%
Inflation rate	2.3%	2.0%	1.8%	1.8%	1.6%	1.9%	2.1%	1.9%
Salary increase	0.0%	0.0%	2.5%	2.5%	2.6%	2.8%	2.4%	2.6%

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

The average duration of the DBO of the DB plans is 11 years (US: 11, DE: 13 and Other: 11) as per 31 December 2019 (2018: 11 years).

Philips Group

Sensitivity of key assumptions

in millions of EUR

2018-2019

	2018	2019
Increase
Discount rate (1% movement)	(298)	(340)
Inflation rate (1% movement)	97	113
Salary increase (1% movement)	21	23
Longevity1)	65	90
Decrease
Discount rate (1% movement)	367	401
Inflation rate (1% movement)	(89)	(107)
Salary increase (1% movement)	(20)	(22)
1)The mortality table (i.e. longevity) also impacts the DBO. The above sensitivity table illustrates the impact on the DBO of a further 10% decrease in the assumed rates of mortality for the company’s major plans. A 10% decrease in assumed mortality rates equals improvement of life expectancy by 0.5 - 1 year.

Cash flows and costs in 2020

The company expects considerable cash outflows in relation to post-employment benefits which are estimated to amount to EUR 424 million in 2020, consisting of:

  EUR 30 million employer contributions to funded DB plans (US: EUR 0 million, DE: EUR 15 million, Other: EUR 15 million);
  EUR 40 million cash outflows in relation to unfunded DB plans (US: EUR 10 million, DE: EUR 19 million, Other: EUR 11 million); and
  EUR 354 million employer contributions to DC plans (NL: EUR 173 million, US: EUR 127 million, Other: EUR 54 million).

The service and administration cost for 2020 is expected to amount to EUR 41 million for DB plans. The net interest cost for 2020 for the DB plans is expected to amount to EUR 13 million. The cost for DC pension plans in 2020 is equal to the expected DC cash flow.

21Accrued liabilities

Accrued liabilities are summarized as follows:

Philips Group

Accrued liabilities

in millions of EUR

2018 - 2019

	2018	2019
Personnel-related costs:
- Salaries and wages	530	554
- Accrued holiday entitlements	111	118
- Other personnel-related costs	73	66
Fixed-asset-related costs:
- Gas, water, electricity, rent and other	36	24
Communication and IT costs	55	48
Distribution costs	78	115
Sales-related costs:
- Commission payable	6	8
- Advertising and marketing-related costs	179	186
- Other sales-related costs	28	25
Material-related costs	112	106
Interest-related accruals	36	38
Other accrued liabilities	293	343
Accrued liabilities	1,537	1,632

22Other liabilities

Other non-current liabilities

Non-current liabilities were EUR 71 million at December 31, 2019 (December 31, 2018: EUR 72 million). Due to the implementation of IFRIC 23, as explained in the Significant accounting policies, the Other tax liability is reclassified to the new Non-current tax liabilities line in the Consolidated balance sheets.

Non-current liabilities are associated mainly with indemnification and non-current accruals.

Other current liabilities

Other current liabilities are summarized as follows:

Philips Group

Other current liabilities

in millions of EUR

2018 - 2019

	2018	2019
Accrued customer rebates that cannot be offset with accounts receivables for those customers	422	427
Other taxes including social security premiums	178	241
Other liabilities	137	188
Other current liabilities	737	856

The other liabilities per December 31, 2018 and 2019 include reclassifications from litigation provisions to liabilities due to settlements reached. For more details reference is made to Litigation provisions in Provisions and to Legal proceedings in Contingent assets and liabilities.

Contract liabilities

Non-current contract liabilities were EUR 348 million at December 31, 2019 (December 31, 2018: EUR 226 million) and current contract liabilities were EUR 1,170 million at December 31, 2019 (December 31, 2018: EUR 1,303 million).

The current contract liabilities decreased with EUR 133 million. The year-on-year change is mainly driven by decrease in deferred balance for customer service contracts.

The current contract liabilities as per December 31, 2018 resulted in revenue recognized of EUR 1,303 million in 2019.

23Cash flow statement supplementary information

Cash paid for leases

In 2019, gross lease payments of EUR 281 million included interest of EUR 26 million.

Net cash used for derivatives and current financial assets

In 2019, a total of EUR 166 million cash was paid with respect to foreign exchange derivative contracts related to activities for liquidity management and funding (2018: EUR 177 million outflow; 2017: EUR 295 million outflow).

Purchase and proceeds from non-current financial assets

In 2019, the net cash inflow of EUR 99 million was mainly due to the sale of the company’s investment in Corindus Vascular Robotics and other stakes, partly offset by an outflow due to capital contributions into investment funds.

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

Reconciliation of liabilities arising from financing activities

In the 2019 opening balance sheet, EUR 803 million of lease liabilities were recognized due to the implementation of IFRS 16. For further details, please refer to Significant accounting policies

Philips Group

Reconciliation of liabilities arising from financing activities

in millions of EUR

2018 - 2019

	Balance as of Dec. 31, 2018	Cash flow	Currency effects and consolidation changes	Other1)	Balance as of Dec. 31, 2019
Long term debt2)	4,657	86	37	575	5,355
USD bonds	1,303		25		1,328
EUR bonds	1,988	244		2	2,234
Bank borrowings	211	(5)			206
Other long-term debt	18	(1)			17
Leases	330	(152)	12	132	322
IFRS 16 new lease recognition				1,059	1,059
Forward contracts3)	807			(618)	188
Short term debt2)	164	23	(7)	(88)	92
Short-term bank borrowings	76	23	(7)		92
Other short-term loans
Forward contracts3)	88			(88)
Equity	(1,293)	(1,774)		2,677	(390)
Dividend payable		(456)		456
Forward contracts3)	(894)			706	(188)
Treasury shares	(399)	(1,318)		1,516	(201)
Total		(1,665)
1)Besides non-cash, other includes interest paid on leases, which is part of cash flows from operating activities
2)Long-term debt includes the current portion of long-term debt, and short-term debt excludes the current portion of long-term debt.
3)The forward contracts are related to the share buyback program and LTI plans

Philips Group

Reconciliation of liabilities arising from financing activities

in millions of EUR

2017 - 2018

	Balance as of Dec. 31, 2017	Cash flow	Currency effects and consolidation changes	Other1)	Balance as of Dec. 31, 2018
Long term debt2)	4,595	126	45	(109)	4,657
USD bonds	2,137	(866)	31	-	1,303
EUR bonds	997	990		1	1,988
Bank borrowings	190	21	-	-	211
Other long-term debt	20	(1)	-	-	18
Finance leases	281	(18)	13	53	330
Forward contracts3)	970			(163)	807
Short term debt2)	120	34	(29)	39	164
Short-term bank borrowings	71	34	(29)		76
Other short-term loans
Forward contracts3)	49			39	88
Equity	(1,500)	(1,351)		1,558	(1,293)
Dividend payable		(404)		404
Forward contracts3)	(1,018)			124	(894)
Treasury shares	(481)	(948)		1,030	(399)
Total		(1,192)
1)Besides non-cash, other includes interest paid on finance leases, which is part of cash flows from operating activities
2)Long-term debt includes the current portion of long-term debt, and short-term debt excludes the current portion of long-term debt.
3)The forward contracts are related to the share buyback program and LTI plans

24Contingent assets and liabilities

Contingent assets

As per December 31, 2019, the company had no material contingent assets.

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. The total fair value of guarantees recognized on the balance sheet amounts to EUR nil million for both 2018 and 2019. Remaining off-balance-sheet business and credit-related guarantees provided on behalf of third parties and associates decreased by EUR 19 million during 2019 to EUR 21 million (December 31, 2018: EUR 40 million).

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

While it is not feasible to predict or determine the outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, the company is of the opinion that the cases described below may have, or have had in the recent past, a significant impact on the company’s consolidated financial position, results of operations and cash flows.

Civil Litigation
Cathode Ray Tubes (CRT)

Following the public investigations into alleged anticompetitive activities in the Cathode Ray Tubes industry that began in 2007 which resulted in a EUR 509 million fine against the company from the European Commission in December 2012, certain Philips Group companies were named as defendants in class action antitrust complaints by direct and indirect purchasers of CRTs filed in various federal district courts in the United States. These actions alleged anticompetitive conduct by manufacturers of CRTs and sought treble damages on a joint and several liability basis. In addition, sixteen individual plaintiffs, principally large retailers of CRT products who opted out of the direct purchaser class, filed separate complaints against the company and other defendants based on the same substantive allegations. All these actions were consolidated for pre-trial proceedings in the United States District Court for the Northern District of California. In addition, the state attorneys general of California, Florida, Illinois, Oregon, Washington and Puerto Rico filed actions against the company and other defendants seeking to recover damages on behalf of the states and their consumers. In succeeding years, all these actions, except for the case brought by Puerto Rico, have been settled or otherwise resolved, with the approval of one matter outstanding as described below.

In 2016, the United States District Court for the Northern District of California initially approved the indirect purchaser settlement. However, following objections raised by representatives of certain states for which the original settlement did not allocate any funds, the United States Court of Appeals for the Ninth Circuit did not affirm approval of the settlement and remanded the settlement approval to the District Court in February 2019 for further consideration. A revised settlement with the indirect purchaser class is now pending before the District Court that excludes the objecting states and provides for a partial refund to defendants. The cases brought by these excluded states are expected to be resubmitted to the court.

In 2007, certain Philips Group companies became defendants in proposed class proceedings in Ontario, Quebec and British Columbia, Canada, along with numerous other participants in the industry. In 2017, a settlement was reached for all three proposed class actions, which was approved by the courts in 2018.

Starting in 2014, certain Philips Group companies became defendants in various cases brought by plaintiffs outside North America. These cases include consumer actions in Israel and the Netherlands, five cases in Germany involving German retailers and manufacturers, a case brought in the Netherlands by three Brazilian manufacturers and a case brought in the Netherlands, with parallel proceedings in Turkey, by a Turkish manufacturer, a case in Denmark involving a Danish manufacturer and three cases filed in the United Kingdom by a Turkish manufacturer, an Asian and UK reseller that purchased OEM monitors that included CRT’s.

In 2018, the company settled the case in Denmark and three cases in Germany. In 2019, the company settled the case brought by the Turkish manufacturer in the Netherlands (with parallel proceedings in Turkey) as well as the case brought by the Asian company in the United Kingdom. These settlements had no material impact on the company’s results in 2018 and 2019. The remaining cases are still pending.

In all cases, the same substantive allegations about anticompetitive activities in the CRT industry are made and damages are sought. Despite prior settlements, the company has concluded that due to the specific circumstances in the cases that settled and the particularities and considerable uncertainty associated with the remaining matters, based on current knowledge, potential losses cannot be reliably estimated with respect to some of the matters that are still pending.

In 2019, the company was served with a claim filed by LG Electronics (LGE) in the Seoul Central District Court. LGE claims restitution of EUR 64.6 million, representing a portion of the fine that LGE paid to the European Commission relating to the joint venture LG.Philips Displays for which LGE and the company were jointly and severally liable. LGE alleges that based on the manner in which the fine was calculated, the company should have paid proportionally more than it currently has.

Public Investigations

In April 2017, the company received a Civil Investigative Demand (CID) out of the US Attorney’s Office in Northern District of Iowa. The CID relates to an evaluation of the appropriateness of certain equipment financing programs available for the company’s sleep and respiratory care products. In addition, in late 2017, the company received an information request from the Department of Justice regarding the relationship between Philips Sleep & Respiratory Care business and sleep centers that use Philips products. The company has not been advised that the US government will assert any claim in connection with these matters and it continues to cooperate fully in both inquiries.

In February 2018, the Italian Competition Authority (ICA) started an antitrust investigation to verify whether the company and certain other healthcare companies violated antitrust laws in the maintenance services aftermarket for medical diagnostic imaging devices. Following various interactions with the ICA during 2018 and 2019, the company concluded that it will be unable to resolve its differences with the ICA and therefore expects the ICA to take enforcement actions.

The public prosecution service in Rio de Janeiro and representatives from the Brazilian antitrust authority CADE are conducting an investigation into tender irregularities in the medical device industry in Brazil. Philips is one of a number of companies involved in the investigation, and in July 2018 the Brazilian authorities visited the Philips site in Sao Paulo to obtain documentation in connection with the investigation. The company has been conducting an internal investigation into the matter and is discussing the results with the public prosecution service with a view to come to a resolution. In connection with this matter, the company also received inquiries from the US Securities and Exchange Commission (SEC) and US Department of Justice (DoJ). In responding to these inquiries regarding the investigation in Brazil, the company also provided the SEC and DoJ with information about similar compliance efforts in relation to tenders in the medical device industry in other jurisdictions including in China. Discussions with the SEC and DoJ focusing on Brazil and China are ongoing.

Given the uncertain nature of the relevant events and liabilities, it is not practicable to provide information on the estimate of the financial effect, if any, or timing. The outcome of the uncertain events could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

Miscellaneous

For details on other contractual obligations, please refer to liquidity risk in Details of treasury / other financial risks.

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

Philips Group

Related-party transactions

in millions of EUR

2017 - 2019

	2017	2018	2019
Sales of goods and services	196	232	158
Purchases of goods and services	62	67	53
Receivables from related parties	127	28	32
Payables to related parties	36	1	2

In addition to the table above, as part of its operations in the US, Philips sold non-recourse third-party receivables to PMC US amounting to EUR 288 million in 2019 (2018: EUR 244 million; 2017: EUR 151 million).

As from December 31, 2018 Philips no longer has significant influence over Signify and therefore Signify ceased to be a related party as of that date. As a result, the table above does not include related-party transactions in relation to Signify for 2019 and receivables from and payables to Signify for 2018 or 2019.

In light of the composition of the Executive Committee, the company considers the members of the Executive Committee and the Supervisory Board to be the key management personnel as defined in IAS 24 Related Party Disclosures.

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

Since 2013 the Board of Management and other members of the Executive Committee are only granted performance shares. Performance shares as well as restricted shares can be granted to executives, certain selected employees and new employees. Prior to 2013 options were also granted.

Under the terms of employee stock purchase plans established by the company in various countries, employees are eligible to purchase a limited number of Philips shares at discounted prices through payroll withholdings.

Share-based compensation costs were EUR 105 million (2018: EUR 102 million; 2017: EUR 122 million). This includes the employee stock purchase plan of EUR 7 million, which is not a share-based compensation that affects equity. In the Consolidated statements of changes in equity EUR 101 million is recognized in 2019 and represent the costs of the share-based compensation plans, including EUR 3 million of costs of former Philips employees which are now employed with Signify. The amount recognized as an expense is adjusted for forfeiture. USD-denominated performance shares, restricted shares and options are granted to employees in the United States only.

Performance shares

The performance is measured over a three-year performance period. The performance shares have two performance conditions, relative Total Shareholders’ Return compared to a peer group of 20 companies including Philips (2018: 20 companies, 2017; 20 companies) and adjusted Earnings Per Share growth. The performance shares vest three years after the grant date. The number of performance shares that will vest is dependent on achieving the two performance conditions, which are equally weighted, and provided that the grantee is still employed with the company.

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

The fair value of the performance shares is measured based on Monte-Carlo simulation, which takes into account dividend payments between the grant date and the vesting date by including reinvested dividends, the market conditions expected to impact relative Total Shareholders’ Return performance in relation to selected peers. The following weighted-average assumptions were used for the 2019 grants:

  Risk-free rate: (0.58)%
  Expected share price volatility: 20%

The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectation of future developments for other purposes. The company has based its volatility assumptions on historical experience measured over a ten-year period.

A summary of the status of the company’s performance share plans as of December 31, 2019 and changes during the year are presented below:

Philips Group

Performance shares

2019

	shares	weighted average grant-date fair value
EUR-denominated
Outstanding at January 1, 2019	4,738,099	32.54
Granted	1,183,900	40.38
Notional dividends1)	90,183	39.15
Vested/Issued	3,187,475	24.81
Forfeited	246,510	37.24
Adjusted quantity2)	882,604	21.34
Outstanding at December 31, 2019	3,460,802	39.32

USD-denominated
Outstanding at January 1, 2019	2,878,048	37.74
Granted	808,652	45.28
Notional dividends1)	57,569	44.82
Vested/Issued	1,865,456	28.36
Forfeited	174,758	44.36
Adjusted quantity2)	509,908	24.71
Outstanding at December 31, 2019	2,213,962	45.06
1)Dividend declared in 2019 on outstanding shares.
2)Adjusted quantity includes the adjustments made to performance shares outstanding due to updates on the actual and expected EPS.

At December 31, 2019, a total of EUR 106 million of unrecognized compensation costs relate to non-vested performance shares (at December 31, 2018 EUR 111 million; at December 31, 2017 EUR 103 million). These costs are expected to be recognized over a weighted-average period of 1.87 years.

Restricted shares

The fair value of restricted shares is equal to the share price at grant date. The Company issues restricted shares that, in general, have a 3 year cliff-vesting period.

A summary of the status of the Company’s restricted shares as of December 31, 2019 and changes during the year are presented below:

Philips Group

Restricted shares

2019

	shares	weighted average grant-date fair value
EUR-denominated
Outstanding at January 1, 20191)	2,220,891	29.69
Granted	641,485	37.22
Notional dividends2)	45,433	34.44
Vested/Issued	920,463	24.65
Forfeited	120,481	33.50
Outstanding at December 31, 2019	1,866,864	34.63

USD-denominated
Outstanding at January 1, 20191)	1,905,867	33.58
Granted	614,062	41.83
Notional dividends2)	42,465	38.07
Vested/Issued	688,010	28.67
Forfeited	142,407	37.71
Outstanding at December 31, 2019	1,731,978	38.22
1)Excludes premium shares on Restricted shares granted before 2013. (20% additional (premium) shares that may be received if shares delivered under the plan are not sold for three-year period).
2)Dividend declared in 2019 on outstanding shares.

At December 31, 2019, a total of EUR 59 million of unrecognized compensation costs relate to non-vested restricted shares (at December 31, 2018 EUR 59 million; at December 31, 2017 EUR 40 million). These costs are expected to be recognized over a weighted-average period of 1.82 years.

Option plans

The Company granted options that expire after ten years. These options vest after three years, provided that the grantee is still employed with the company. All outstanding options have vested as of December 31, 2019.

The following tables summarize information about the Company’s options as of December 31, 2019 and changes during the year:

Philips Group

Options on EUR-denominated listed share

2019

	options	weighted average exercise price
Outstanding at January 1, 2019	1,648,720	18.90
Exercised	659,128	18.86
Expired	54,885	15.42
Outstanding at December 31, 2019	934,707	19.14

Exercisable at December 31, 2019	934,707	19.14

The exercise prices range from EUR 12.63 to EUR 24.90. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2019, was 1.5 years. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2019, was EUR 23 million.

The total intrinsic value of options exercised during 2019 was EUR 13 million (2018: EUR 15 million, 2017: EUR 29 million),

Philips Group

Options on USD-denominated listed share

2019

	options	weighted average exercise price
Outstanding at January 1, 2019	1,633,868	26.13
Exercised	663,191	26.20
Expired	41,702	22.13
Outstanding at December 31, 2019	928,975	26.26

Exercisable at December 31, 2019	928,975	26.26

The exercise prices range from USD 16.76 to USD 33.51. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2019, was 1.5 years. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2019, was USD 21 million.

The total intrinsic value of options exercised during 2019 was USD 11 million (2018; USD 16 million, 2017: USD 22 million).

At December 31, 2019 there were no unrecognized compensation costs related to outstanding options. Cash received from exercises under the Company’s option plans amounted to EUR 28 million in 2019 (2018: EUR 57 million, 2017: EUR 128 million), The actual tax deductions realized as a result of USD option exercises totaled approximately EUR 2 million in 2019 (2018: EUR 3 million, 2017: EUR 5 million).

The outstanding options as of December 31, 2019 are categorized in exercise price ranges as follows:

Philips Group

Outstanding options

in millions of EUR unless otherwise stated

2019

	options	intrinsic value in millions	weighted average remaining contractual term
EUR-denominated
10-15	370,115	10.6	2.3 yrs
15-20	16,461	0.4	2.2 yrs
20-25	548,131	11.7	1.0 yrs
Outstanding options	934,707	22.8	1.5 yrs

USD-denominated
15-20	360,625	10.6	2.3 yrs
20-25	20,550	0.6	2.0 yrs
25-30	354,350	6.8	1.3 yrs
30-35	193,450	3.0	0.4 yrs
Outstanding options	928,975	20.9	1.5 yrs

The aggregate intrinsic value in the tables and text above represents the total pre-tax intrinsic value (the difference between the Company’s closing share price on the last trading day of 2019 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2019.

The following table summarizes information about the Company’s Accelerate! options as of December 31, 2019 and changes during the year:

Philips Group

Accelerate! options

2019

	options	weighted average exercise price
EUR-denominated
Outstanding at January 1, 2019	296,750	16.57
Exercised	76,550	15.24
Outstanding at December 31, 2019	220,200	17.04

Exercisable at December 31, 2019	220,200	17.04

USD-denominated
Outstanding at January 1, 2019	123,300	20.02
Exercised	40,800	20.02
Expired	7,500	20.02
Outstanding at December 31, 2019	75,000	20.02

Exercisable at December 31, 2019	75,000	20.02

The exercise prices of the Accelerate! options are EUR 15.24 and EUR 22.43 for EUR-denominated options and is USD 20.02 for USD-denominated options. The weighted average remaining contractual term for EUR-denominated Accelerate! options outstanding and exercisable at December 31, 2019 was 2.3 years. The weighted average remaining contractual term for USD-Accelerate! options outstanding and exercisable at December 31, 2019 was 2.1 years. The aggregate intrinsic value of the EUR-denominated Accelerate! options outstanding and exercisable at December 31, 2019, was EUR 5.8 million. The aggregate intrinsic value of the USD-denominated Accelerate! options outstanding and exercisable at December 31, 2019 was USD 2.2 million.

The total intrinsic value of Accelerate! options exercised during 2019 was EUR 2 million for EUR-denominated options (2018: EUR 4 million) and USD 1 million for USD-denominated options (2018: USD 1 million).

Cash received from exercises for EUR-denominated and USD-denominated Accelerate! options amounted to EUR 2 million in 2019 (2018: EUR 4 million). The actual tax deductions realized as a result of Accelerate! USD options exercises totaled approximately EUR 0.2 million in 2019 (2018: EUR 0.2 million).

27Information on remuneration

Remuneration of the Executive Committee

In 2019, the total remuneration costs relating to the members of the Executive Committee (consisting of 14 members, including the members of the Board of Management) amounted to EUR 30.0 million (2018: EUR 26.8 million; 2017: EUR 25.8 million) consisting of the elements in the following table.

Philips Group

Remuneration costs of the Executive Committee1)

in EUR

2017 - 2019

	2017	2018	2019
Base salary/Base compensation	8,089,063	8,370,406	9,241,364
Annual incentive2)	6,345,576	5,651,996	5,566,763
Performance shares3)4)	6,371,297	8,896,369	11,143,320
Restricted share rights3)	885,343	492,237	168,404
Pension allowances5)	1,886,963	1,919,839	2,076,834
Pension scheme costs	408,695	411,028	440,003
Other compensation6)	1,861,803	1,013,128	1,331,990
Total	25,848,740	26,755,003	29,968,678
1)The Executive Committee consisted of 14 members as per December 31, 2019 (2018: 13 members; 2017: 12 members)
2)The annual incentives are related to the performance in the year reported which are paid out in the subsequent year.
3)Costs of performance shares and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of performance shares and restricted share rights at the vesting/release date
4)For 2019, a release of EUR 0 (2018: EUR 1,740,520; 2017: EUR 2,469,670) is included due to non-vesting of performance shares
5)Pension allowances are gross taxable allowances paid to the Executive Committee members in the Netherlands. These allowances are part of the pension arrangement
6)The stated amounts mainly concern (share of) allowances to members of the Executive Committee that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated

At December 31, 2019, the members of the Executive Committee (including the members of the Board of Management) held 291,520 (2018: 333,670; 2017: 541,400) stock options at a weighted average exercise price of EUR 18.61 (2018: EUR 18.99; 2017: EUR 19.82).

Remuneration of the Board of Management

In 2019, the total remuneration costs relating to the members of the Board of Management amounted to EUR 9.7 million (2018: EUR 9.8 million; 2017: EUR 7.8 million), see table below.

Philips Group

Remuneration costs of individual members of the Board of Management in EUR

2017 - 2019

	base compensation/salary	annual incentive1)	performance shares2)	restricted share rights2)	pension allowances3)	pension schemecosts	other compensation	total costs
2019
F.A. van Houten	1,295,000	1,091,800	2,235,166	-	559,052	26,380	52,713	5,260,111
A. Bhattacharya	770,000	517,472	995,483	-	230,006	26,380	63,265	2,602,606
M.J. van Ginneken	571,250	335,685	713,815	-	171,018	26,380	38,278	1,856,426
	2,636,250	1,944,957	3,944,464	-	960,076	79,140	154,256	9,719,143

2018
F.A. van Houten	1,205,000	1,264,286	2,319,460	588	537,181	25,708	39,042	5,391,265
A. Bhattacharya	718,750	637,536	942,220	129	217,823	25,708	53,522	2,595,688
M.J. van Ginneken	557,500	362,611	711,806	66	168,210	25,708	35,299	1,861,200
	2,481,250	2,264,433	3,973,486	783	923,214	77,124	127,863	9,848,153
2017
F.A. van Houten	1,205,000	1,270,166	1,975,277	4,034	537,621	25,278	84,053	5,101,429
A. Bhattacharya	687,500	553,392	669,396	888	210,450	25,278	100,918	2,247,822
M.J. van Ginneken	91,667	69,168	100,022	75	27,796	4,213	13,120	306,061
P.A.J. Nota	606,250	429,886	(1,203,992)	(188)	236,208	21,065	63,576	152,805
	2,590,417	2,322,612	1,540,703	4,809	1,012,075	75,834	261,667	7,808,117
1)The annual incentives are related to the performance in the year reported which are paid out in the subsequent year. For more details on the annual incentives refer to 2019 Annual Incentive
2)Costs of performance shares and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of performance shares and restricted share rights at the vesting/release date
3)The stated amounts mainly concern (share of) allowances to members of the Executive Committee that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated.

For further information on remuneration costs, see Total remuneration costs in 2019.

The accumulated annual pension entitlements and the pension costs of individual members of the Board of Management are as follows:

Philips Group

Accumulated annual pension entitlements and pension-related costs in EUR unless otherwise stated

2019

	age at December 31, 2019	accumulated annual pension as of December 31, 2019	total pension related costs
F.A. van Houten	59	325,561	585,432
A. Bhattacharya	58	31,338	256,386
M.J. van Ginneken	46	44,169	197,398
Pension costs			1,039,216

When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles. In 2019, no (additional) pension benefits were granted to former members of the Board of Management.

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 1.2 million (2018: EUR 1.1 million; 2017: EUR 951 thousand. Former members received no remuneration.

The members of the Supervisory Board do not receive any share-based remuneration. Therefore, at December 31, 2019 the members of the Supervisory Board held no stock options, performance shares or restricted shares.

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration:

Philips Group

Remuneration of the Supervisory Board

in EUR

2017 - 2019

	membership	committees	other compensation1)	total
20192)
J. van der Veer	155,000	35,000	7,000	197,000
C.A. Poon	115,000	50,167	22,000	187,167
H.N.F.M. von Prondzynski	33,333	16,333	5,667	55,333
J.P. Tai	25,000	10,250	5,500	40,750
N. Dhawan	100,000	18,000	27,000	145,000
O. Gadiesh	100,000	19,833	12,000	131,833
D.E.I. Pyott	100,000	41,500	17,000	158,500
P.A.M. Stoffels	100,000	-	14,500	114,500
A.M. Harrison	100,000	9,333	12,000	121,333
M.E. Doherty	41,667	1,500	8,333	51,500
	870,000	201,917	131,000	1,202,917
20182)
J. van der Veer	140,000	27,500	12,000	179,500
C.A. Poon	96,250	36,625	22,000	154,875
H.N.F.M. von Prondzynski	85,000	36,625	14,500	136,125
J.P. Tai	85,000	34,625	22,000	141,625
N. Dhawan	85,000	14,250	24,500	123,750
O. Gadiesh	85,000	14,250	22,000	121,250
D.E.I. Pyott	85,000	25,250	32,000	142,250
P.A.M. Stoffels	38,333	-	8,333	46,667
A.M. Harrison	31,667	-	10,667	42,333
	731,250	189,125	168,000	1,088,375
20172)
J. van der Veer	135,000	25,000	7,000	167,000
C.A. Poon	90,000	32,500	17,000	139,500
H.N.F.M. von Prondzynski	80,000	32,500	19,500	132,000
J.P. Tai	80,000	32,500	32,000	144,500
N. Dhawan	80,000	13,000	27,000	120,000
O. Gadiesh	80,000	13,000	19,500	112,500
D.E.I. Pyott	80,000	23,000	32,000	135,000
	625,000	171,500	154,000	950,500
1)The amounts mentioned under other compensation relate to the fee for intercontinental travel, inter-European travel (effective 2015) and the entitlement of EUR 2,000 under the Philips product arrangement
2)As of 2013, part of the remuneration of members of the Supervisory Board living in the Netherlands is subject to VAT. The amounts mentioned in this table are excluding VAT

Supervisory Board members’ and Board of Management members’ interests in Philips shares

Members of the Supervisory Board and of the Executive Committee are prohibited from writing call and put options or similar derivatives of Philips securities.

Philips Group

Shares held by Board members1)

in number of shares

2019

	December 31, 2018	December 31, 2019
J. van der Veer	18,366	18,366
F.A. van Houten	292,302	347,565
A. Bhattacharya	66,794	90,083
M.J. van Ginneken	47,856	67,600
1)Reference date for board membership is December 31, 2019.

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

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not carried at fair value is not included if the carrying amount is a reasonable approximation of fair value. As reflected in the table below, equity instruments carried at FVTOCI were designated as such upon the adoption of IFRS 9 and upon initial measurement of new equity instruments. Remaining financial assets are mandatorily classified as FVTPL or FVTOCI.

Philips Group

Fair value of financial assets and liabilities

in millions of EUR

2019

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Financial assets
Carried at fair value:
Debt instruments	92	92			92
Equity instruments	7	7	7
Other financial assets	37	37		31	6
Financial assets carried at FVTPL	136	136	7	31	98
Debt instruments	28	28		27	-
Equity instruments	45	45	8		37
Current financial assets	-	-
Receivables - current	77	77			77
Financial assets carried at FVTOCI	150	150	8	27	114
Derivative financial instruments	39	39		39
Financial assets carried at fair value	324	324	15	97	212

Carried at (amortized) cost:
Cash and cash equivalents	1,425
Loans and receivables:
Current loans receivables	1
Other non-current loans and receivables	40
Receivables - current	4,476
Receivables - non-current	178
Financial assets carried at (amortized) cost	6,121
Total financial assets	6,445

Financial liabilities
Carried at fair value:
Contingent consideration	(354)	(354)			(354)
Financial liabilities carried at FVTP&L	(354)	(354)			(354)
Derivative financial instruments	(191)	(191)		(191)
Financial liabilities carried at fair value	(544)	(544)		(191)	(354)

Carried at (amortized) cost:
Accounts payable	(2,089)
Interest accrual	(38)
Debt (Corporate bonds and leases)	(4,943)	(5,500)	(4,119)	(1,381)
Debt (excluding corporate bonds and leases)	(504)
Financial liabilities carried at (amortized) cost	(7,574)
Total financial liabilities	(8,118)
1)For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and leases), the carrying amounts approximate fair value because of the nature of these instruments (including maturity and interest conditions) and therefore fair value information is not included in the table above.

Philips Group

Fair value of financial assets and liabilities

in millions of EUR

2018

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Financial assets
Carried at fair value:
Debt instruments	69	69			69
Equity instruments	20	20	20
Other financial assets	27	27		22	5
Financial assets carried at FVTPL	116	116	20	22	74
Debt instruments	26	26		26	-
Equity instruments	172	172	22	1	149
Current financial assets2)	435	435	434		-
Receivables - current	32	32			32
Financial assets carried at FVTOCI	664	664	457	27	181
Derivative financial instruments	36	36		36
Financial assets carried at fair value	817	817	476	85	255

Carried at (amortized) cost:
Cash and cash equivalents	1,688
Loans and receivables:
Current loans receivables	2
Other non-current loans and receivables	46
Receivables - current	4,004
Receivables - non-current	162
Financial assets carried at (amortized) cost	5,902
Total financial assets	6,718

Financial liabilities
Carried at fair value:
Contingent consideration	(409)	(409)			(409)
Financial liabilities carried at FVTP&L	(409)	(409)			(409)
Derivative financial instruments	(290)	(290)		(290)
Financial liabilities carried at fair value	(699)	(699)		(290)	(409)

Carried at (amortized) cost:
Accounts payable	(2,303)
Interest accrual	(36)
Debt (Corporate bonds and finance leases)	(3,621)	(3,906)	(3,576)	(330)
Debt (excluding corporate bonds and finance leases)	(1,200)
Financial liabilities carried at (amortized) cost	(7,159)
Total financial liabilities	(7,858)
1)For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and finance leases), the carrying amounts approximate fair value because of the nature of these instruments (including maturity and interest conditions) and therefore fair value information is not included in the table above.
2)The majority of the balance reflects the remaining stake in Signify (formerly Philips Lighting), which relates to equity instruments.

The fair value of Philips’ debt is estimated on the basis of the quoted market prices for certain issuances, or on the basis of discounted cash flow analysis based upon market rates plus Philips’ spread for the particular tenors of the borrowing arrangement. Accrued interest is not included within the carrying amount or estimated fair value of debt.

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

The investment in Luminescence is classified as a financial asset recognized at fair value through OCI, based on a valuation model with inputs, including earnings, multiples and discount rates, which are market-corroborated to the extent possible, and hence classified as Level 3 in the fair value hierarchy. At December 31, 2019 the value was EUR 0 million (December 31, 2018: EUR 112 million). The value decrease in 2018 and 2019 was mainly attributable to a lower earnings assumption.

As part of the EPD acquisition (refer to Acquisitions and divestments) Philips may be required to pay additional consideration to former shareholders if specified future events occur or conditions are met, such as the achievement of certain regulatory milestones or the achievement of certain commercial milestones. The fair value of this contingent consideration provision was determined using a probability-weighted approach to estimate the achievement of future regulatory and commercial milestones and discount rates ranging from 3 to 4 percent. The discount rates used reflect the inherent risk related to achieving the respective milestones. The fair value measurement is based on management’s estimates and assumptions and hence classified as Level 3 in the fair value hierarchy. For further information on this and other contingent consideration provisions refer to Provisions

A sensitivity analysis of the EPD contingent consideration provision at December 31, 2019 shows that if the probabilities of success for every milestone increased by 10 percentage points, with all other variables (including foreign exchange rates) held constant, the fair value of the provision would increase by approximately 3%. Similarly, a decrease in the probabilities of success for every milestone by 10 percentage points would reduce the fair value by approximately 4%. If the discount rates were to increase instantaneously by 100 basis points from the assumption at December 31, 2019, with all other variables (including foreign exchange rates) held constant, the fair value of the provision would decrease by approximately 3%, while a decrease in the discount rates of 100 basis points would increase the fair value by approximately 3%.

The table below shows the reconciliation from the beginning balance to the end balance for Level 3 fair value measurements.

Philips Group

Reconciliation of Level 3 fair value measurements

in millions of EUR

2019

	Financial assets	Financial liabilities
Balance at January 1, 2019	255	409
Acquisitions		6
Purchase	54
Sales	(24)
Utilizations		(44)
Recognized in profit and loss:
- other business income		(35)
- financial income and expenses	2	14
Recognized in other comprehensive income1)	(120)	4
Receivables held to collect and sell	46
Balance at December 31, 2019	212	354
1)Includes translation differences

Philips Group

Reconciliation of the fair value hierarchy

in millions of EUR

2018

	Financial assets	Financial liabilities
Balance as of December 31, 2017	372	66
IFRS 9 adjustment1)	47
Balance at January 1, 2018	420	66
Assumed in a business combination		370
Purchase	30
Sales	(35)
Utilizations		(48)
Recognized in profit and loss:
- other business income		5
- financial income and expenses	-	12
Recognized in other comprehensive income2)	(145)	5
Receivables held to collect and sell	(15)
Balance at December 31, 2018	255	409
1)IFRS 9 adjustments relates to Receivables-current carried at FVTOCI. For further information refer to Significant accounting policies note.
2)Includes translation differences

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

Philips Group

Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements

in millions of EUR

2018 - 2019

	2018	2019
Derivatives
Gross amounts of recognized financial assets	36	39
Gross amounts of recognized financial liabilities offset in the balance sheet
Net amounts of financial assets presented in the balance sheet	36	39

Related amounts not offset in the balance sheet
Financial instruments	(25)	(33)
Cash collateral received

Net amount	12	6

Philips Group

Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements

in millions of EUR

2018 - 2019

	2018	2019
Derivatives
Gross amounts of recognized financial liabilities	(290)	(191)
Gross amounts of recognized financial assets offset in the balance sheet
Net amounts of financial liabilities presented in the balance sheet	(290)	(191)

Related amounts not offset in the balance sheet
Financial instruments	25	33
Cash collateral received

Net amount	(265)	(158)
29Details of treasury and other financial risks

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

Liquidity risk for the group is monitored through the Treasury liquidity committee, which tracks the development of the actual cash flow position for the group and uses input from a number of sources in order to forecast the overall liquidity position on both a short and longer term basis. Philips invests surplus cash in short-term deposits with appropriate maturities to ensure sufficient liquidity is available to meet liabilities when due and in money market funds.

The rating of the company’s debt by major rating agencies may improve or deteriorate. As a result, Philips’ future borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group. At December 31, 2019, Philips had EUR 1,425 million in cash and cash equivalents (2018: EUR 1,688 million), within which short-term deposits of EUR 884 million (2018: EUR 1,174 million). Cash and cash equivalents include all cash balances, money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. Philips pools cash from subsidiaries to the extent legally and economically feasible; cash not pooled remains available for the company’s operational or investment needs.

Philips faces cross-border foreign exchange controls and/or other legal restrictions in a few countries that could limit its ability to make these balances available on short notice for general use by the group.

Furthermore, Philips has a USD 2.5 billion Commercial Paper Programme and a EUR 1.0 billion committed revolving credit facility that can be used for general group purposes, such as a backstop for its Commercial Paper Programme. Philips issued and repaid commercial paper in 2019. As of December 31, 2019, Philips did not have any amounts outstanding under any of these facilities. A description of Philips’ credit facilities can be found in Debt.

In addition to cash and cash equivalents, at December 31, 2019, Philips also held EUR 15 million of listed (level 1) equity investments at fair value (classified as other non-current financial assets). Furthermore, Philips was a shareholder in Signify (EUR 435 million classified as other current financial asset as of December 31, 2018) and sold its entire stake in 2019.

The table below presents a summary of the Group’s fixed contractual cash obligations and commitments at December 31, 2019. These amounts are an estimate of future payments which could change as a result of various factors such as a change in interest rates, foreign exchange, contractual provisions, as well as changes in our business strategy and needs. Therefore, the actual payments made in future periods may vary from those presented in the following table:

Philips Group

Contractual cash obligations1)2)

in millions of EUR

2019

		payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt3)	5,699	256	293	1,218	3,932
Lease obligations	1,533	292	438	261	543
Short-term debt	92	92
Derivative liabilities	192	68	1	123
Purchase obligations4)	822	370	344	61	48
Trade and other payables	2,089	2,089
Contractual cash obligations	10,427	3,167	1,075	1,662	4,523
1)Amounts in this table are undiscounted
2)This table excludes post-employment benefit plan contribution commitments and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement
3)Long-term debt includes interest and the current portion of long-term debt and excludes lease obligations.
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

Philips has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to these funds of an aggregated remaining amount of EUR 61 million (2018: EUR 86 million). As at December 31, 2019 capital contributions already made to these investment funds are recorded as non-current financial assets.

Certain Philips suppliers factor their trade receivables from Philips with third parties through supplier finance arrangements. At December 31, 2019 approximately EUR 212 million of the Philips accounts payable were transferred under such arrangements whereby Philips confirms invoices. In accordance with the terms and conditions of the arrangements, Philips continues to recognize these liabilities as trade payables and settles the liabilities after a further 30 day period compared to the original invoices

Leasing activities

The company leases various items of real estate, vehicles and other equipment where it acts as a lessee. The company has multiple extension and termination options in a number of lease contracts. These are used to maximize operational flexibility in terms of managing the assets used in the company's operations. The options considered reasonably certain are part of lease liabilities. However, the options not considered reasonably certain are not part of lease liability, which exposes the company to potential future cash outflows amounting to EUR 50 million. In addition, the company is committed to leases not yet commenced to EUR 99 million. The company's lease contracts do not contain financial covenants.

The company enters into sale and lease back transactions primarily for its Sleep & Respiratory Care businesses. These transactions are accounted for at market value. The payments for these leases are considered in determining lease liabilities. Principal repayments are part of cash flows used for financing activities and interest payments are part of cash flows used for operating activities. The cash inflows arising from the sales transactions, are part of cash flows provided by operating activities. Lease payments under sale-and-leaseback arrangements for 2019 were EUR 108 million (2018: EUR 110 million). The remaining minimum payment under sales-and-leaseback arrangements included in lease obligations above are as follows:

Philips Group

Lease - minimum payments under sale-and-leaseback arrangements

in millions of EUR

2019

2020	112
2021	97
2022	73
2023	52
2024	33
Thereafter	125

Philips has leasing activities where it acts as lessor. In such arrangements, Philips provides the customer with a right to use of medical equipment in exchange for a series of payments. Residual values of assets under lease form an insignificant part of the carrying amount of those assets. Residual values are influenced by asset market prices and are therefore subject to management estimation. Residual values are at least reassessed on an annual basis, or more often when necessary. Reassessments are based on a combination of realization of assets sold, expert knowledge and judgment of local markets. For lease receivables, the value of unguaranteed residual values on December 31, 2019 was EUR 0.7 million (2018: EUR 0.7 million). In order to reduce residual value risk exposures there may be residual value guarantees or purchase options embedded in the customer contract. Credit risk for lease receivables is reviewed regularly and mitigated, for example, by retaining a security interest in the leased asset.

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

It is Philips’ policy to reduce the potential year-on-year volatility caused by foreign-currency movements on its net earnings by hedging the anticipated net exposure of foreign currencies resulting from foreign-currency sales and purchases. In general, net anticipated exposures for the Group are hedged during a period of 15 months in layers of 20% up to a maximum hedge of 80%. Philips’ policy requires significant committed foreign currency exposures to be fully hedged, generally using forwards. However, not every foreign currency can or shall be hedged as there may be regulatory barriers or prohibitive hedging cost preventing Philips from effectively and/or efficiently hedging its currency exposures. As a result, hedging activities cannot and will not eliminate all currency risks for anticipated and committed transaction exposures.

The following table outlines the estimated nominal value in millions of EUR for committed and anticipated transaction exposure and related hedges for Philips’ most significant currency exposures consolidated as of December 31, 2019:

Philips Group

Estimated transaction exposure and related hedges

in millions of EUR

2019

	Sales/Receivables		Purchases/Payable
	exposure	hedges	exposure	hedges
Balance as of December 31, 2019
Exposure currency

USD	2,125	(1,467)	(907)	786
JPY	870	(478)	(10)	10
GBP	371	(203)	(24)	23
CNY	456	(322)	(141)	136
CAD	283	(161)
PLN	275	(96)
AUD	225	(133)
CHF	110	(58)	(0)
CZK	108	(37)
SEK	71	(38)
RUB	58	(58)
Others	280	(240)	(523)	290
Total 2019	5,233	(3,292)	(1,606)	1,244
Total 2018	3,930	(2,562)	(960)	809

Philips uses foreign exchange spot and forward contracts, as well as zero cost collars in hedging the exposure. The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance-sheet accounts receivable/payable and forecasted sales and purchases. Changes in the value of on-balance-sheet foreign-currency accounts receivable/payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under costs of sales. Hedges related to forecasted transactions, where hedge accounting is applied, are accounted for as cash flow hedges. The results from such hedges are deferred in other comprehensive income within equity to the extent that the hedge is effective. As of December 31, 2019, a loss of EUR 24 million was deferred in equity as a result of these hedges (2018: EUR 10 million loss). The result deferred in equity will be released to earnings mostly during 2020 at the time when the related hedged transactions affect the income statement. During 2019, a net gain of (0.8) million (2018: EUR 0.0 million net gain) was recorded in the consolidated statement of income as a result of ineffectiveness on certain anticipated cash flow hedges. Ineffectiveness arises when anticipated exposures are no longer expected to be highly probable. As at December 31, 2019, a loss of EUR 19 million was included in the cash flow hedges reserve related to changes in fair value of foreign exchange forward contracts attributable to forward points and changes in the time value of option contracts, which are deferred in the cash flow hedges reserve within equity.

The total net fair value of hedges related to transaction exposure as of December 31, 2019, was an unrealized liability of EUR 26 million. The estimated impact of a 10% increase of value of the EUR is estimated to be EUR 154 million. The following table contains an overview of the instantaneous 10% increase in the value of EUR against major currencies.

Philips Group

Estimated impact of 10% increase of value of the EUR on the fair value of hedges

in millions of EUR

	2018	2019
USD	75	85
JPY	15	19
GBP	7	14
CHF	5	5
PLN	6	9
RUB	2	3

The EUR 154 million increase includes a gain of EUR 12 million that would impact the income statement, which would largely offset the opposite revaluation effect on the underlying accounts receivable and payable, and the remaining gain of EUR 142 million would be recognized in equity to the extent that the cash flow hedges were effective.

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

Translation exposure of foreign-currency equity invested in consolidated entities may be hedged. If a hedge is entered into, it is accounted for as a net investment hedge. Net current-period change, before tax, of the currency translation reserve of EUR 218 million relates mainly to the positive impact of the weaker EUR against the foreign currencies of countries in which Philips’ operations are located. The change in currency translation reserve was mostly related to the development of the USD.

As of December 31, 2019, cross-currency interest rate swaps for a nominal value of USD 500 million (liability at fair value: EUR 123 million) and external bond funding for a nominal value of USD 1,473 million (liability at book value: EUR 1,328 million) were designated as net investment hedges of our financing investments in foreign operations for an equal amount. During 2019 a total loss of EUR 0.0 million was recognized in the income statement as ineffectiveness on net investment hedges, arising from counterparty and own credit risk.

The total net fair value of financing derivatives as of December 31, 2019, was a liability of EUR 123 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 7 million in the value of the derivatives, including a EUR 53 million increase related to the USD.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Philips had, at year-end, outstanding debt of EUR 5,447 million (2018: EUR 4,821 million), which constitutes an inherent interest rate risk with potential negative impact on financial results. At year-end, Philips held EUR 1,425 million in cash and cash equivalents (2018: EUR 1,688 million), and had total long-term debt of EUR 4,939 million (2018: EUR 3,427 million) and total short-term debt of EUR 508 million (2018: EUR 1,394 million) At December 31, 2019, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 87% compared to 67% one year earlier. Philips debt has a long maturity profile with an average tenor of long-term debt of 8.0 years with maturities up to 2042.

The table below provides the impact of a 1% increase/decrease of interest rates on the fair value of the debt and the annualized net interest expenses.

Philips Group

Net debt1) and interest rate sensitivity

in millions of EUR

	2018	2019
Impact 1% interest increase on the fair value of the fixed-rate long-term debt2)3)	(275)	(300)
Impact 1% interest decrease on the fair value of the fixed-rate long-term debt2)3)	276	301
Impact 1% interest increase on the annualized net interest expense4)	9	11
1)The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included in Equity
2)The sensitivity analysis conducted shows that if long-term interest rates were to increase/decrease instantaneously by 1% from their level of December 31st, 2019, with all other variables (including foreign exchange rates) held constant.
3)Fixed-rate long-term debt is excluding forward contracts.
4)The impact is based on the outstanding net cash position (after excluding fixed-rate debt) at December 31, 2019.

Global regulators and central banks have been driving international efforts to reform key benchmark interest rates (Interbank Offered Rate or IBOR rates). The market is therefore in transition to alternative risk-free reference rates (RFRs) that are transaction-based. LIBOR discontinuation after 31 December 2021 is widely expected by market participants. The company is in the process of evaluating the implications of such a phase out. The company will continue to monitor market developments.

Equity price risk

Equity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in equity prices.

Philips is a shareholder in some publicly listed companies and as a result is exposed to potential financial loss through movements in their share prices. The aggregate equity price exposure in such financial assets amounted to approximately EUR 15 million at December 31, 2019 (2018: EUR 476 million), and was largely reduced during 2019 with the sale of investments in Signify and Corindus. Philips does not hold derivatives in the above-mentioned listed companies. Philips also has shareholdings in several privately-owned companies amounting to EUR 37 million, mainly consisting of minority stakes in companies in various industries. As a result, Philips is exposed to potential value adjustments.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.

Philips is a purchaser of certain base metals, precious metals and energy. Philips may hedge certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. As of December 31, 2019 and 2018, respectively, Philips did not have any material outstanding commodity derivatives.

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

The company does not enter into any financial derivative instruments to protect against default by financial institutions. However, where possible the company requires all financial institutions with which it deals in derivative transactions to complete legally enforceable netting agreements under an International Swap Dealers Association master agreement or otherwise prior to trading, and whenever possible, to have a strong credit rating. Philips also regularly monitors the development of the credit risk of its financial counterparties. Wherever possible, cash is invested and financial transactions are concluded with financial institutions with strong credit ratings or with governments or government-backed institutions.

The table below shows the number of financial institutions with credit rating A- and above with which Philips has cash at hand and short-term deposits above EUR 10 million as of December 31, 2019.

Philips Group

Credit risk with number of counterparties

for deposits above EUR 10 million

2019

	10-100 million	100-500 million	500 million and above
AA- rated bank counterparties		1
A+ rated bank counterparties	1	3
A rated bank counterparties		2
A- rated bank counterparties	1	1
	2	7

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

As of December 31, 2019, the company had country risk exposure of EUR 11.4 billion in the United States, EUR 1.7 billion in the Netherlands and EUR 1.4 billion in China (including Hong Kong). Other countries higher than EUR 500 million are Japan (EUR 690 million) and the United Kingdom (EUR 681 million). Germany and India exceeded EUR 300 million but was less than EUR 500 million. The degree of risk of a country is taken into account when new investments are considered. The company does not, however, use financial derivative instruments to hedge country risk.

The impact of hyperinflation is also routinely assessed and was not material for the periods presented.

Other insurable risks

Philips is covered for a broad range of losses by global insurance policies in the areas of property damage/ business interruption, general and product liability, transport, directors’ and officers’ liability, employment practice liability, crime and cybersecurity. The counterparty risk related to the insurance companies participating in the above-mentioned global insurance policies is actively managed. As a rule, Philips only selects insurance companies with a financial strength of at least A-. Throughout the year the counterparty risk is monitored on a regular basis.

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

For all policies, deductibles are in place, which vary from 0.3 million to EUR 5 million per occurrence and this variance is designed to differentiate between the existing risk categories within Philips. Above a first layer of working deductibles, Philips operates its own re-insurance captive, which during 2019 retained EUR 5 million per claim and EUR 10 million in the annual aggregate for general, product and professional liability claims.

New contracts were signed effective December 31, 2019, for the coming year, whereby the re-insurance captive retentions remained unchanged.

30Subsequent events

Future ownership of Domestic Appliances business

On January 28, 2020, Philips announced that it will review options for future ownership of its Domestic Appliances business belonging to Personal Health. Philips will start the process of creating a separate legal structure for this business within the Philips Group, which is expected to be completed in the course of 2021.

The Domestic Appliances business had EUR 2.3 billion sales in 2019. Following the disentanglement of the Domestic Appliances business, the retained Personal Health businesses will continue to play an important role in the company’s integrated health continuum approach through connected products and solutions to support the health and well-being of people.

Repurchase of shares to cover certain obligations under the stock-based compensation plans

In addition to its EUR 1.5 billion share repurchase program, which was announced on January 29, 2019, Philips announced on January 27, 2020 that it will repurchase up to 6 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. At the current share price, the shares represent an amount of up to approximately EUR 265 million.

The repurchases will be executed through one or more individual forward transactions, to be entered into in the course of the first half of 2020, in accordance with the Market Abuse Regulation and within the limits of the authorization granted by the company’s General Meeting of Shareholders on May 9, 2019.

14Other information

14.1Reconciliation of non-IFRS information

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
  EBITA;
  Adjusted EBITA;
  Adjusted income from continuing operations attributable to shareholders;
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS);
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

Additionally, Philips provides forward-looking targets for comparable sales growth, adjusted EBITA margin improvement and free cash flow, which are non-IFRS financial measures. Philips has not provided a quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts which are not yet determined, are subject to uncertainty and variability in timing and amount due to their nature, are outside of Philips’ control, or cannot be predicted, including items and impacts such as currency exchange rates, acquisitions and disposals, charges and costs such as impairments, restructuring and acquisition-related charges, amortization of intangible assets and net capital expenditures. Accordingly, reconciliations of these non-IFRS forward looking financial measures to the most directly comparable IFRS financial measures are not available without unreasonable effort. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

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

Philips Group

Sales growth composition per segment in %

2017 - 2019

	nominal growth	consolidation changes	currency effects	comparable growth
2019 versus 2018
Diagnosis & Treatment	9.8	(1.2)	(3.2)	5.5
Connected Care	7.7	(0.4)	(4.2)	3.1
Personal Health	6.0	0.2	(1.2)	5.0
Philips Group	7.5	(0.3)	(2.8)	4.5
2018 versus 2017
Diagnosis & Treatment	4.9	(2.4)	4.1	6.6
Connected Care	0.2	(1.6)	4.1	2.7
Personal Health	(2.8)	0.6	4.6	2.3
Philips Group	1.9	(1.4)	4.2	4.7
2017 versus 2016
Diagnosis & Treatment	2.9	(1.5)	2.0	3.4
Connected Care	2.0	0.3	2.2	4.5
Personal Health	2.4	1.3	1.7	5.4
Philips Group	2.1	(0.1)	1.9	3.9

Philips Group

Sales growth composition per geographic cluster

in %

2017 - 2019

	nominal growth	consolidation changes	currency effects	comparable growth
2019 versus 2018
Western Europe	3.6	(1.0)	(0.2)	2.4
North America	9.7	(0.6)	(5.5)	3.5
Other mature geographies	0.7	(0.3)	(3.7)	(3.4)
Total mature geographies	6.3	(0.7)	(3.5)	2.1
Growth geographies	10.0	0.6	(1.0)	9.6
Philips Group	7.5	(0.3)	(2.8)	4.5
2018 versus 2017
Western Europe	4.9	(2.6)	0.4	2.7
North America	(1.1)	(2.6)	4.4	0.7
Other mature geographies	10.8	(0.4)	4.1	14.5
Total mature geographies	2.5	(2.3)	3.1	3.3
Growth geographies	0.7	0.4	6.5	7.6
Philips Group	1.9	(1.4)	4.2	4.7
2017 versus 2016
Western Europe	1.2	0.5	1.1	2.8
North America	2.1	(1.4)	2.0	2.7
Other mature geographies	(4.7)	(0.1)	2.6	(2.2)
Total mature geographies	0.8	(0.6)	1.7	1.9
Growth geographies	4.8	0.9	2.3	8.0
Philips Group	2.1	(0.1)	1.9	3.9

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

EBITA excludes amortization and impairment of acquired intangible assets (and impairment of goodwill), which primarily relates to brand names, customer relationships and technology, as Philips believes that such amounts are inconsistent in amount and frequency, are significantly impacted by the timing and/or size of acquisitions and do not factor into its decisions on allocation of its resources across segments. Although we exclude amortization and impairment of acquired intangible assets from our Adjusted EBITA measure, Philips believes that it is important for investors to understand that these acquired intangible assets contribute to revenue generation.

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

Philips Group

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

2017 - 2019

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2019
Net Income	1,173
Discontinued operations, net of income taxes	19
Income tax expense	337
Investments in associates, net of income taxes	(1)
Financial expenses	233
Financial income	(117)
Income from operations	1,644	660	267	844	(127)
Amortization of acquired intangible assets	350	177	141	25	8
Impairment of goodwill	97	19	78
EBITA	2,091	856	486	869	(119)
Restructuring and acquisition-related charges	318	149	64	50	54
Other items	153	73	67	23	(11)
Adjusted EBITA	2,563	1,078	618	943	(76)

2018
Net Income	1,097
Discontinued operations, net of income taxes	213
Income tax expense	193
Investments in associates, net of income taxes	2
Financial expenses	264
Financial income	(51)
Income from operations	1,719	629	399	796	(105)
Amortization of acquired intangible assets	347	98	140	31	79
EBITA	2,066	727	539	827	(27)
Restructuring and acquisition-related charges	258	146	66	15	31
Other items	41	-	56	18	(33)
Adjusted EBITA	2,366	872	662	860	(28)

2017
Net Income	1,870
Discontinued operations, net of income taxes	(843)
Income tax expense	349
Investments in associates, net of income taxes	4
Financial expenses	263
Financial income	(126)
Income from operations	1,517	512	424	834	(252)
Amortization of acquired intangible assets	260	57	138	39	26
Impairment of goodwill	9				9
EBITA	1,787	568	562	873	(217)
Restructuring and acquisition-related charges	316	156	91	6	64
Other items	50	22	31		(3)
Adjusted EBITA	2,153	747	684	879	(157)

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

Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)

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

Philips Group

Adjusted income from continuing operations attributable to shareholders1)

in millions of EUR unless otherwise stated

2017 - 2019

	2017	2018	2019
Net income	1,870	1,097	1,173
Discontinued operations, net of income taxes	(843)	213	19
Income from continuing operations	1,028	1,310	1,192
Continuing operations non-controlling interests	(11)	(7)	(5)
Income from continuing operations attributable to shareholders1)	1,017	1,303	1,186
Adjustments for:
Amortization of acquired intangible assets	260	347	350
Impairment of goodwill	9		97
Restructuring costs and acquisition-related charges	316	258	318
Other items	50	41	153
Net finance expenses		57	14
Tax impact of adjusted items	(194)	(365)	(280)
Adjusted Income from continuing operations attributable to shareholders1)	1,459	1,643	1,839
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	1.08	1.39	1.30
Adjusted income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	1.54	1.76	2.02
1)Shareholders refers to shareholders of Koninklijke Philips N.V.

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

Philips Group

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

2017 - 2019

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2019
Net Income	1,173
Discontinued operations, net of income taxes	19
Income tax expense	337
Investments in associates, net of income taxes	(1)
Financial expenses	233
Financial income	(117)
Income from operations	1,644	660	267	844	(127)
Depreciation, amortization and impairment of fixed assets	1,402	564	327	186	326
Impairment of goodwill	97	19	78
Restructuring and acquisition-related charges	318	149	64	50	54
Other items	153	73	67	23	(11)
Adding back impairment of fixed assets included in Restructuring and acquisition-related changes and Other items	(111)	(109)	(2)	-	(1)
Adjusted EBITDA	3,503	1,357	802	1,104	241

2018
Net Income	1,097
Discontinued operations, net of income taxes	213
Income tax expense	193
Investments in associates, net of income taxes	2
Financial expenses	264
Financial income	(51)
Income from operations	1,719	629	399	796	(105)
Depreciation, amortization and impairment of fixed assets	1,089	349	326	171	244
Restructuring and acquisition-related charges	258	146	66	15	31
Other items	41	-	56	18	(33)
Adding back impairment of fixed assets included in Restructuring and acquisition-related changes and Other items	(15)	(7)	(8)	-	1
Adjusted EBITDA	3,093	1,116	839	1,000	139

2017
Net Income	1,870
Discontinued operations, net of income taxes	(843)
Income tax expense	349
Investments in associates, net of income taxes	4
Financial expenses	263
Financial income	(126)
Income from operations	1,517	512	424	834	(252)
Depreciation, amortization and impairment of fixed assets	1,025	301	355	181	188
Impairment of goodwill	9				9
Restructuring and acquisition-related charges	316	156	91	6	64
Other items	50	22	31		(3)
Adding back impairment of fixed assets included in Restructuring and acquisition-related changes and Other items	(86)	(36)	(34)	(1)	(16)
Adjusted EBITDA	2,832	956	866	1,021	(11)

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

Philips adopted IFRS 16 on January 1, 2019. As a result, Philips calculation of Free cash flow for the year ended December 31, 2019 includes the impact of IFRS 16. Please refer to note Significant accounting policies. Free cash flow calculations for prior periods have not been restated for this impact.

Philips Group

Composition of free cash flow

in millions of EUR

2017 - 2019

	2017	2018	2019
Net cash flows provided by operating activities	1,870	1,780	2,031
Net capital expenditures:	(685)	(796)	(978)
Purchase of intangible assets	(106)	(123)	(156)
Expenditures on development assets	(333)	(298)	(339)
Capital expenditures on property, plant and equipment	(420)	(422)	(518)
Proceeds from disposals of property, plant and equipment	175	46	35
Free cash flow	1,185	984	1,053

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

2017 - 2019

	2017	2018	2019
Long-term debt	4,044	3,427	4,939
Short-term debt	672	1,394	508
Total debt	4,715	4,821	5,447
Cash and cash equivalents	1,939	1,688	1,425
Net debt	2,776	3,132	4,022
Shareholders' equity	11,999	12,088	12,597
Non-controlling interests	24	29	28
Group equity	12,023	12,117	12,625
Net debt : group equity ratio	19:81	21:79	24:76

Comparable order intake

Comparable order intake represents the period-on-period growth, expressed as a percentage, in order intake excluding the effects of currency movements and changes in consolidation. Comparable order intake is reported for equipment and software in the Diagnoses & Treatment and Connected Care businesses, and is defined as the total contractually committed value of equipment and software to be delivered within a specified timeframe, and is an approximation of expected future revenue growth in the respective businesses. Comparable order intake does not derive from the financial statements and a quantitative reconciliation is thus not provided.

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

14.2Five-year overview (condensed)

Due to factors such as acquisitions and divestments, the amounts, percentages and ratios are not directly comparable.

Philips Group

Selected financial data

in millions of EUR unless otherwise stated

2015 - 2019

	2015	2016	2017	2018	2019
Sales	16,806	17,422	17,780	18,121	19,482
Income from operations	658	1,464	1,517	1,719	1,644
Financial income and expenses - net	(359)	(442)	(137)	(213)	(117)
Income (loss) from continuing operations	160	830	1,028	1,310	1,192
Income (loss) from continuing operations attributable to shareholders1)	146	788	814	1,303	1,186
Income (loss) from discontinued operations	479	660	843	(213)	(19)
Net income (loss)	638	1,490	1,870	1,097	1,173
Net income (loss) attributable to shareholders1)	624	1,448	1,657	1,090	1,167

Total assets	30,943	32,269	25,315	26,019	27,016
Net assets	11,725	13,435	12,023	12,117	12,625
Debt	5,760	5,606	4,715	4,821	5,447
Provisions	4,243	3,605	2,059	2,151	2,159
Shareholders’ equity	11,607	12,546	11,999	12,088	12,597
Non-controlling interests	118	907	24	29	28

Weighted average shares outstanding:
basic	916,087	918,016	928,798	922,987	902,982
diluted	923,625	928,789	945,132	935,851	912,691
Amount of common shares outstanding at year-end	917,104	922,437	926,192	914,184	890,974
Basic earnings per common share:
Income (loss) from continuing operations attributable to shareholders1)	0.17	0.90	1.10	1.41	1.31
Net income (loss) attributable to shareholders1)	0.70	1.58	1.78	1.18	1.29
Diluted earnings per common share:
Income (loss) from continuing operations attributable to shareholders1)	0.17	0.89	1.08	1.39	1.30
Net income (loss) attributable to shareholders1)	0.70	1.56	1.75	1.16	1.28
Dividend distributed per common share	0.80	0.80	0.80	0.80	0.85

Total employees at year-end (FTEs)	112,959	114,731	73,951	77,400	80,495
1)Shareholders in this table refers to shareholders of Koninklijke Philips N.V.

14.3Investor information

14.3.1Share information

Philips Group

Share information at year-end

2019

Share listings	Euronext Amsterdam, New York Stock Exchange
Ticker code	PHIA, PHG
No. of shares issued	897 million
No. of shares issued and outstanding	891 million
Market capitalization	EUR 39 billion
Industry classification
MSCI: Health Care Equipment	35101010
ICB: Medical Equipment	4535
Members of indices	AEX, NYSE, DJSI, STOXX Europe 600 Healthcare, MSCI Europe Health Care

The following information is based on a shareholder base analysis carried out for investor relations purposes by an independent provider in December 2019.

Philips Group

Shareholders by region at year-end 1)

in %

2019

1)Approximate split based on shareholders identified.

Philips Group

Shareholders by style at year-end 1)

in %

2019

1)Approximate split based on shareholders identified.

14.3.2Financial calendar

Financial calendar

Annual General Meeting of Shareholders
Record date 2020 AGM	April 2, 2020
2020 AGM	April 30, 2020
Quarterly reports
First quarter results 2020	April 20, 2020
Second quarter results 2020	July 20, 2020
Third quarter results 2020	October 19, 2020
Fourth quarter results 2020	January 25, 2021

2020 Annual General Meeting of Shareholders

The Agenda and the explanatory notes to the Agenda for the Annual General Meeting of Shareholders on April 30, 2020, will be published on the company’s website.

For the 2020 Annual General Meeting of Shareholders, a record date of April 2, 2020 will apply. Those persons who, on that date, hold shares in the Company, and are registered as such in one of the registers designated by the Board of Management for the Annual General Meeting of Shareholders, will be entitled to participate in, and vote at, the meeting.

14.3.3Investor contact

Shareholder services

Shareholders and other interested parties can make inquiries about the Annual Report 2019 to:

Royal Philips
Annual Report Office
Philips Center
P.O. Box 77900
1070 MX Amsterdam, The Netherlands
E-mail: annual.report@philips.com

The Annual Report on Form 20-F is filed electronically with the US Securities and Exchange Commission.

Holders of shares listed on Euronext Amsterdam

Communications concerning share transfers, share certificates, dividends and change of address should be directed to:

ABN AMRO Bank N.V.
Department Equity Capital Markets/Corporate Broking HQ7212
Gustav Mahlerlaan 10, 1082 PP Amsterdam
The Netherlands
Telephone: +31-20-34 42000
E-mail: corporate.broking@nl.abnamro.com

Holders of New York Registry shares

Communications concerning share transfers, share certificates, dividends and change of address should be directed to:

Deutsche Bank Trust Company Americas
C/O AST
6201 15th Avenue Brooklyn, NY 11219
Telephone (toll-free US): +1-866-706-8374
Telephone (outside of US): +1-718-921-8137
Website: www.astfinancial.com
E-mail: db@astfinancial.com

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
E-mail: db@astfinancial.com

or write to:

Deutsche Bank Trust Company Americas
IC/O AST
6201 15th Avenue Brooklyn, NY 11219

Analysts’ coverage

Philips is covered by approximately 25 analysts. For a list of our current analysts, please refer to: www.philips.com/a-w/about/investor/stock-info/analyst-coverage.html

How to reach us

The registered office of Royal Philips is
High Tech Campus 5
5656 AE Eindhoven, The Netherlands

Investor Relations contact

Royal Philips
Philips Center
P.O. Box 77900
1070 MX Amsterdam, The Netherlands
Telephone: +31-20-59 77222
Website: www.philips.com/investor
E-mail: investor.relations@philips.com

Leandro Mazzoni
Head of Investor Relations
Telephone: +31-20-59 77222

Derya Guzel
Investor Relations Director
Telephone: +31-20-59 77222

Global Sustainability contact

Royal Philips
High Tech Campus 5
5656 AE Eindhoven, The Netherlands
Telephone: +31-40-27 83651
Website: www.philips.com/sustainability
E-mail: philips.sustainability@philips.com

Global Press Office contact

Royal Philips
Philips Center
Amstelplein 2
1096 BC Amsterdam, The Netherlands
E-mail: group.communications@philips.com
For media contacts please refer to:
https://www.philips.com/content/corporate/en_AA/about/news/contacts.html/

14.3.4New York Registry Shares

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

The Agent has reimbursed EUR 598,011 directly to Philips in the year ended December 31, 2019. The Agent paid a total amount of EUR 120,027 directly to third parties in the year ended December 31, 2019.

Category of Expense paid directly to third parties

in EUR

amount in the year ended December 31, 2019

Reimbursement of Proxy Process Expenses	39,787
Reimbursement of Legal Fee expenses	8,103
NYSE Listing Fee	72,137
Expense paid directly to third parties	120,027

Under certain circumstances, including removal of the Agent or termination of the Program by Philips, Philips is required to repay the Agent certain amounts reimbursed and/or expenses paid to or on behalf of Philips.

14.4Definitions and abbreviations

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

Circular Revenues

Circular Revenues are defined by revenues generated through products and solutions that meet specific Circular Economy requirements. These include performance and access-based business models, refurbished, reconditioned and remanufactured products and systems, refurbished, reconditioned and remanufactured components, upgrades or refurbishment on site or remote, and products with a recycled plastics content of >25% post-consumer recycled plastics or >30% post-industrial/post-consumer recycled plastics by total weight of eligible plastics.

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

Green Innovation

Green Innovation comprises all R&D activities directly contributing to the development of Green Products or Green Technologies. Innovation projects are characterized as Green based on the innovation brief; this designation is not revised during the project lifetime.

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

A product or solution that has been determined to contribute to Green Revenues will continue to do so until it is decommissioned.

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

Long-term strategic partnership

Multi-year contractual agreement that represents a partnership to enable long-term collaboration

Market/Market Group

A Market consists of one or more countries operating as a single organization under a Market Leader. Our 17 Market organizations are organized in three market groups: North America, Greater China and International Markets.

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

Quadruple Aim

At Philips, we make value-based care principles actionable by addressing the Quadruple Aim – better health outcomes, improved patient experience, improved staff experience, and lower cost of care.

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

Solution

A combination of Philips (and 3rd-party) systems, devices, software, consumables and services, configured and delivered in a way to solve customer (segment)-specific needs and challenges.

Sustainable Development Goals

The Sustainable Development Goals (SDGs) are a collection of 17 global goals set by the United Nations. The broad goals are interrelated though each has its own targets. The SDGs cover a broad range of social and economic development issues. These include poverty, hunger, health, education, climate change, water, sanitation, energy, environment and social justice.

Sustainable Innovation

Sustainable Innovation is the Research & Development spend related to the development of new generations of products and solutions that address the United Nations Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages) or 12 (Ensure sustainable consumption and production patterns). This includes all Diagnosis & Treatment and Connected Care innovation spend. In addition, innovation spend that contributes to Green Products and healthy living at Personal Health is included. Finally, innovation spend at Other that addresses the SDGs 3 and 1 is included.

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

15Exhibits

Index of exhibits

Exhibit 1

English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 27, 2019

Exhibit 2

Description of securities registered under Section 12 of the Exchange Act
The total amount of long-term debt securities of the Company and its subsidiaries authorized under any instrument does not exceed 10% of the total assets of Philips and its subsidiaries on a consolidated basis. Philips agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Exhibit 4	Material Contracts.
Exhibit 4 (a)	Services contract between the Company and F.A. van Houten
Exhibit 4 (b)	Services contract between the Company and A. Bhattacharya
Exhibit 4 (c)

Services contract between the Company and M.J. van Ginneken

(Incorporated by reference to Exhibit 4 (c) to the Annual Report on Form

20-F (File No. 001-05146-01) filed with the Securities and Exchange

Commission on February 20, 2018).

Exhibit 4 (d)

Global Philips Performance Share Plan applicable to the Board of Management of Koninklijke Philips N.V. (incorporated by reference to Exhibit 4.4 to the Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (File No. 333-186849) filed with the Securities and Exchange Commission on February 27, 2019)

Exhibit 4 (e)

Global Philips Performance Share Plan applicable to the Executive Committee (excluding Board of Management) of Koninklijke Philips N.V. (incorporated by reference to Exhibit 4.5 to the Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (File No. 333-186849) filed with the Securities and Exchange Commission on February 27, 2019)

Exhibit 4 (f)

Global Philips Restricted Share Rights Plan applicable to the Executive Committee (excluding Board of Management) of Koninklijke Philips N.V. (incorporated by reference to Exhibit 4.7 to the Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (File No. 333-186849) filed with the Securities and Exchange Commission on February 27, 2019)

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
Date: February 25, 2020