Form 20-F
period 2020-12-31
KONINKLIJKE PHILIPS NV
filed 2021-02-23
CIK 313216

As filed with the Securities and Exchange Commission on February 23, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

Class	Outstanding at December 31, 2020
KONINKLIJKE PHILIPS NV	905,128,293 shares
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.
7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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
    6.1Driven by purpose
    6.2How we create value
    6.3Our businesses
    6.4Our geographies
    6.5Supply chain and procurement
  7Financial performance
    7.1Performance review
    7.2Critical accounting policies
    7.3Taxation
  8Environmental, Social and Governance
    8.1ESG reporting framework
    8.2Philips' ESG commitments
    8.3Environmental performance
    8.4Social performance
    8.5Governance
    8.6Philips' ESG performance at a glance
  9Risk management
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
    12.4Other Board-related matters
    12.5General Meeting of Shareholders
    12.6Annual financial statements and external audit
    12.7Stichting Preferente Aandelen Philips
    12.8Major shareholders
    12.9Corporate information
    12.10Additional information
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
  14Other information
    14.1Reconciliation of non-IFRS information
    14.2Other Key Performance Indicators
    14.3Five-year overview (condensed)
    14.4Investor information
    14.5Definitions and abbreviations
  15Exhibits

1Introduction

This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2020 of Koninklijke Philips N.V. (the 2020 Form 20-F). Reference is made to the Form 20-F cross reference table herein. Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) this introduction and the cautionary statement “forward-looking statements” on the next two pages and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. Any additional information in this document which is not referenced in the Form 20-F cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference, shall not be part of the 2020 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

References to Philips

References to the Company or company, to Philips or the (Philips) Group or group, relate to Koninklijke Philips N.V. and its subsidiaries, as the context requires. Royal Philips refers to Koninklijke Philips N.V.

IFRS based information

The audited consolidated financial statements as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, included in the 2020 Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2020 have been endorsed by the EU; consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities.

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

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full year information regarding 2020 is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management's estimates of rankings are based on order intake or sales, depending on the business.

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

2Forward-looking statements

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

These factors include but are not limited to: changes in industry or market circumstances; economic, political and societal changes; Philips’ increasing focus on health technology and solutions; the successful completion of divestments such as the disentanglement and divestment of our Domestic Appliances businesses; the realization of Philips’ objectives in growth geographies; business plans and integration of acquisitions; securing and maintaining Philips’ intellectual property rights and unauthorized use of third-party intellectual property rights; COVID-19 and other pandemics; breach of cybersecurity; IT system changes or failures; the effectiveness of our supply chain; challenges to drive operational excellence, productivity and speed in bringing innovations to market; attracting and retaining personnel; future trade arrangements following Brexit; compliance with regulations and standards including quality, product safety and data privacy; compliance with business conduct rules and regulations; treasury risks and other financial risks; tax risks; costs of defined-benefit pension plans and other post- retirement plans; reliability of internal controls, financial reporting and management process.

As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, reference is made to the information in Risk factors.

3Form 20-F cross reference table

Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) the Introduction and the cautionary statements concerning forward-looking statements of this report on pages 5-6, and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. The content of Philips’ websites and other websites referenced herein should not be considered to be a part of or incorporated into the 2020 Form 20-F. Any additional information which is not referenced in the Form 20-F cross reference table or the Exhibits themselves shall not be deemed to be so incorporated by reference, shall not be part of the 2020 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The table below sets out the location in this document of the information required by SEC Form 20-F. The exact location is included in the column ‘Location in this document’. The column “Page” refers to the starting page of the section for reference only (and is not intended to refer to the starting page of the specific subsection, if applicable).

Item	Form 20-F caption	Location in this document
Part 1
1	Identity of directors, senior management and advisors	Not applicable
2	Offer statistics and expected timetable	Not applicable
3	Key information
	A Selected financial data	Chapter 7.1.8 – Shareholders’ equity
Chapter 7.1.10 – Dividend - Proposed distribution
Chapter 14.3 – Five-year overview

	B Capitalization and indebtedness	Not applicable

	C Reason for the offer and use of proceeds	Not applicable

	D Risk factors	Chapter 9.2 – Risk factors
Chapter 9.3 – Strategic risks
Chapter 9.4 – Operational risks
Chapter 9.5 – Compliance risks
Chapter 9.6 – Financial risks
4	Information on the Company
	A History and development of the company	Chapter 1 – Introduction - Documents on display
Chapter 6.3 – Our businesses - Our reporting structure in 2020
Chapter 7.1.1 – Results of operations - Discontinued operations
Chapter 7.1.2 – Restructuring and acquisition-related charges and goodwill impairment charges
Chapter 7.1.3 – Acquisitions and divestments
Chapter 7.1.4 – Changes in cash and cash equivalents, including cash flows
Chapter 12.1 – Introduction
Chapter 12.9 – Corporate information
Chapter 14.4.3 – Investor contact- How to reach us
Note 4 – Discontinued operations and assets classified as held for sale
Note 5 – Acquisitions and divestments
Note 31 – Subsequent events

	B Business Overview	Chapter 1 – Introduction - Third-party market share data
Chapter 6.1 – Driven by purpose – Helping our customers address their healthcare challenges
Chapter 6.3 – Our businesses - Our reporting structure in 2020
Chapter 6.3.1 – Diagnosis & Treatment businesses
Chapter 6.3.2 – Connected Care businesses
Chapter 6.3.3 – Personal Health businesses
Chapter 6.3.4 – Other
Chapter 6.4 – Our geographies - 6.4.1 and 6.4.3
Chapter 6.5.1 – Supply chain
Chapter 6.5.2 – Procurement
Chapter 7.1 – Performance review -from 7.1.1 to 7.16
Chapter 8.5.3 – Quality & Regulatory
Note 3 – Information by segment and main country

	C Organizational structure	Chapter 6.3 – Our businesses - Our reporting structure in 2020
Note 3 – Information by segment and main country
Note 6 – Interests in entities
Index of exhibits - Exhibit 8

	D Property, plant and equipment	Chapter 6.3.4 – Other- Real estate
Note 3 – Information by segment and main country
Note 11 – Property, plant and equipment
Note 20 – Provisions - Environmental provisions
Note 25 – Contingent assets and liabilities - Contingent liabilities - Environmental remediation
4A	Unresolved staff comments	Not applicable
5	Operating and financial review and prospects
	A Operating results	Chapter 6.3.1 – Diagnosis & Treatment businesses
Chapter 6.3.2 – Connected Care businesses
Chapter 6.3.3 – Personal Health businesses
Chapter 6.3.4 – Other
Chapter 6.5.1 – Supply chain
Chapter 6.5.2 – Procurement
Chapter 7.1 – Performance review - The Year 2020 and Coronavirus disease 2020 (COVID-19) outbreak
Chapter 7.1 – Performance review - from 7.1.1 to 7.1.5
Chapter 7.1.7 – Liquidity position
Chapter 7.2 – Critical accounting policies
Chapter 8.3.3 – Sustainable Operations - Carbon Footprint and energy efficiency
Chapter 8.3.3 – Sustainable Operations - Waste
Chapter 8.4.1 – Improving people’s lives
Chapter 14.1 – Reconciliation of non-IFRS information
Chapter 14.2 – Other Key Performance Indicators
Chapter 14.3 – Five-year overview
Note 1 – Significant accounting policies - Foreign currencies
Note 4 – Discontinued operations and assets classified as held for sale
Note 5 – Acquisitions and divestments
Note 7 – Income from operations
Note 8 – Financial income and expenses
Note 9 – Income taxes - Deferred tax assets and liabilities
Note 12 – Goodwill
Note 13 – Intangible assets excluding goodwill
Note 21 – Post-employment benefits
Note 25 – Contingent assets and liabilities
Note 30 – Details of treasury and other financial risks
Note 31 – Subsequent events

	B Liquidity and capital resources	Chapter 7.1 – Performance review - from 7.1.1 to 7.1.7, 7.1.9 and 7.1.11
Chapter 8.5.6 – Risk management approach - second paragraph
Note 18 – Equity
Note 19 – Debt
Note 24 – Cash flow statement supplementary information
Note 30 – Details of treasury and other financial risks

	C Research and development, patents and licenses, etc.	Chapter 6.3.4.1 – About Other

	D Trend information	Chapter 6.5.1 – Supply chain
Chapter 6.5.2 – Procurement
Chapter 7.1 – Performance review
Chapter 8.3.3 – Sustainable Operations - Carbon Footprint and energy efficiency
Chapter 8.3.3 – Sustainable Operations - Waste
Chapter 8.4.1 – Improving people’s lives
Chapter 14.1 – Reconciliation of non-IFRS information
Chapter 14.2 – Other Key Performance Indicators
Chapter 14.3 – Five-year overview

	E Off-balance sheet arrangements	Chapter 7.1.9 – Cash obligations
Note 25 – Contingent assets and liabilities
Note 30 – Details of treasury and other financial risks

	F Tabular disclosure of contractual obligations	Chapter 7.1.9 – Cash obligations

	G Safe Harbor	Chapter 2 – Forward-looking statements
6	Directors, senior management and employees

	A Directors and senior management	Chapter 5 – Board of Management and Executive Committee - Members of the Board of Management
Chapter 10 – Supervisory Board
Chapter 12.2 – Board of Management and Executive Committee
Chapter 12.3 – Supervisory Board - Introduction
Chapter 12.3 – Supervisory Board - Appointment and composition

	B Compensation	Chapter 11.2 – Report of the Remuneration Committee - Remuneration Report 2020
Chapter 12.10 – Additional information - Equity compensation plans
Note 27 – Share-based compensation
Note 28 – Information on remuneration

	C Board practices	Chapter 5 – Board of Management and Executive Committee - Members of the Board of Management
Chapter 10 – Supervisory Board
Chapter 11 – Supervisory Board report - Supervisory Board Committees
Chapter 11.3 – Report of the Audit Committee - first paragraph
Chapter 11.2 – Report of the Remuneration Committee The composition of the Remuneration Committee and its activities (first and second paragraphs)
Chapter 11.2 – Report of the Remuneration Committee - Service agreements and Contract terms for current members
Chapter 12.2 – Board of Management and Executive Committee
Chapter 12.3 – Supervisory Board
Chapter 12.6 – Annual financial statements and external audit

	D Employees	Chapter 8.4.6 – Employment
Note 7 – Income from operations - Employees

	E Share ownership	Chapter 11.2 – Report of the Remuneration Committee
Chapter 12.10 – Additional information - Equity compensation plans
Chapter 12.4 – Other Board-related matters - Remuneration and share ownership
Note 18 – Equity
Note 27 – Share-based compensation
Note 28 – Information on remuneration

7	Major shareholders and related party transactions

	A Major shareholders	Chapter 12.5 – General Meeting of Shareholders - Share capital; issue and repurchase of (rights to) shares
Chapter 12.7 – Stichting Preferente Aandelen Philips – Sixth paragraph
Chapter 12.8 – Major shareholders
Chapter 12.10 – Additional information - Voting Rights
Chapter 12.10 – Additional information - Major shareholders as filed with SEC

	B Related party transactions	Chapter 12.4 – Other Board-related matters - Conflicts of interest
Note 6 – Interests in entities
Note 26 – Related-party transactions
Note 28 – Information on remuneration - Supervisory Board members’ and Board of Management members’ interests in Philips shares

	C Interests of experts and counsel	Not applicable

8	Financial information

	A Consolidated statements and other financial information	Chapter 7.1.10 – Dividend - Dividend policy
Chapter 13 – Group financial statements - from 13.5 to 13.10
Chapter 13.2 – Report of the independent auditor

	B Significant changes	Note 31 – Subsequent events

9	The offer and listing

	A Offer and listing details	Chapter 14.4.1 – Share information

	B Plan of distribution	Not applicable

	C Markets	Chapter 14.4.1 – Share information

	D Selling shareholders	Not applicable

	E Dilution	Not applicable

	F Expense of the issue	Not applicable

10	Additional information

	A Share capital	Not applicable

	B Memorandum and articles of association	Chapter 12.2 – Board of Management and Executive Committee - Appointment and composition
Chapter 12.3 – Supervisory Board - Appointment and composition
Chapter 12.4 – Other Board-related matters - Conflicts of interest
Chapter 12.5 – General Meeting of Shareholders - Meetings
Chapter 12.5 – General Meeting of Shareholders - Main powers of the General Meeting of Shareholders
Chapter 12.10 – Additional information - Articles of association
Index of exhibits - Exhibit 1
Index of exhibits - Exhibit 2

	C Material contracts	Chapter 11.2 – Report of the Remuneration Committee - Services agreements
Note 27 – Share-based compensation
Note 28 – Information on remuneration

	D Exchange controls	Chapter 12.10 – Additional information- Exchange controls
Note 30 – Details of treasury and other financial risks - Liquidity risk

	E Taxation	Chapter 7.3 – Taxation - Dividend withholding tax

	F Dividends and paying agents	Not applicable

	G Statements by experts	Not applicable

	H Documents on display	Chapter 1 – Introduction - Documents on display

	I Subsidiary information	Not applicable

11	Quantitative and qualitative disclosure about market risk

	A Quantitative information about market risk	Note 30 – Details of treasury and other financial risks

	B Qualitative information about market risk	Note 30 – Details of treasury and other financial risks

	C Interim periods	Not applicable

	D Safe harbor	Chapter 2 – Forward-looking statements
Note 30 – Details of treasury and other financial risks

	E Small business issuers	Not applicable

12	Description of securities other than equity securities

	A Debt securities	Not applicable

	B Warranty and rights	Not applicable

	C Other securities	Not applicable

	D American depository shares	Chapter 14.4.4 – New York Registry Shares

Part 2
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures

	A Disclosure controls and procedures	Chapter 13.1.1 – Disclosure controls and procedures

	B Management Annual Report on internal control over financial reporting	Chapter 13.1 – Management’s report on internal control

	C Attestation report of the registered public accounting firm	Chapter 13.3 – Independent auditor’s report on internal control over financial reporting

	D Changes in internal control over financial reporting	Chapter 13.1.2 – Changes in internal control over financial reporting

16A	Audit Committee Financial Expert	Chapter 12.3 – Supervisory Board - Introduction - second paragraph
Chapter 12.3 – Supervisory Board – Supervisory Board Committees – fourth and fifth paragraphs
16B	Code of Ethics	Chapter 9.1 – Our approach to risk management - Philips General Business Principles, last paragraph
16C	Principal Accountant Fees and Services	Chapter 11.3 – Report of the Audit Committee
Chapter 12.6 – Annual financial statements and external audit
Note 7 – Income from operations - Audit fees
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Chapter 7.1.8 – Shareholders’ equity - Share repurchase methods for long-term incentive plans and capital reduction purposes
Chapter 12.5 – General Meeting of Shareholders - Share capital: issue and repurchase of (rights to) shares
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	Chapter 12.10 – Additional information - Significant differences in Corporate Governance Practices
16H	Mine Safety Disclosure	Not applicable

Part 3
17	Financial statements	Not applicable
18	Financial statements	Chapter 13 – Group financial statements - from 13.5 to 13.10
19	Exhibits	Index of exhibits

4Message from the CEO

"Faced with the COVID-19 pandemic, Philips demonstrated strength and agility, working intensely together with healthcare providers to cope with the challenges for both acute and regular healthcare. At the same time we continued to support people with their personal health. More than ever, we have the potential to accelerate the transformation of healthcare with our innovative solutions."
Frans van Houten
CEO Royal Philips

Dear Stakeholder,

In 2020, Philips again demonstrated its relevance in bringing meaningful innovation to improve people’s health and well-being, as we responded to the COVID-19 pandemic. As a company, we continue to focus on delivering against our triple duty of care – meeting critical customer needs, safeguarding the health and safety of our employees, and ensuring business continuity.

Our employees displayed flexibility and resourcefulness as we more than quadrupled output of acute care equipment and solutions to help frontline healthcare workers diagnose, treat, monitor and manage COVID-19 patients. We significantly increased production of critical care ventilators, provided ICU monitoring & analytics solutions, and rolled out telehealth solutions to relieve the pressure on scarce resources. And our field service engineers worked round the clock to support healthcare providers in their hour of need.

In parallel, we continued to support health systems with the delivery of regular care, entering into multiple long-term strategic partnerships – all featuring result-oriented business models – to transform healthcare by enhancing patient care and improving productivity. We also found new ways to serve consumers seeking to live a healthy life, prevent disease and proactively manage their own health. In total, our products and solutions improved the lives of 1.75 billion people in 2020, including 207 million people in underserved communities.

Overall, our company performance proved resilient. While some of our businesses were affected by lower demand, others were able to significantly increase deliveries. I would like to express my admiration and gratitude for the way in which the extended Philips family – our employees, our suppliers and partners, the Philips Foundation – pulled together with our customers to address the impact of the pandemic.

Affirmation of our strategy

The developments of the past year validate our strategy to innovate the provision of care along the health continuum – putting the patient at the center, improving diagnosis and treatment pathways, enabling the integration of care across care settings, and increasing care provider productivity. At the same time, we help consumers to live healthier lifestyles and to cope with chronic disease. Increasingly, we are able to connect home and hospital care through telehealth platforms. This approach is resonating more strongly than ever.

Customers appreciate the comprehensive and strategic view we take of the future of health and healthcare. They want innovative solutions – smart combinations of systems, devices, informatics, data and services – that can help them deliver on the Quadruple Aim of better health outcomes, improved patient experience, improved staff experience, and lower cost of care. Given the learnings from COVID-19, they are especially keen to discover how we can support care outside the hospital.

In recent years, we have invested significantly in data science, informatics and cloud technology to enable the delivery of integrated solutions across the health continuum, and across care settings. These investments are now paying off, with a rapid increase in adoption of, for example, e-ICU and telehealth solutions that facilitate collaboration between health professionals and patient engagement.

Designed to address customer needs, our health technology innovations – supporting personal health, precision diagnosis, image-guided therapies and connected care, and leveraging the power of data and informatics – continue to generate a growing proportion of solutions-based sales and recurring revenues, which now stand at around 37% of total sales.

Innovating to address global health challenges

In healthcare the world over, we are seeing an increased focus on productivity and outcome-based models, as well as care outside the hospital. COVID-19 has accelerated the digitalization of care and the adoption of telehealth. This shift is being reinforced by global trends such as aging populations, the rise of chronic diseases, and resource constraints.

Innovative health technology can help health systems address these challenges, as well as extend access to care to those in need. The HealthTech market is a very attractive and sizable one, with considerable growth and margin potential, and Philips already holds strong leadership positions in over 65% of our portfolio.

Inspired by our purpose to improve people’s health and well-being, we invest almost 10% of revenue in Research & Development to innovate solutions that make a difference to our customers and society at large. Helping people to stay healthy and prevent disease, for instance through our expanding teledentistry services. Giving clinicians AI-assisted tools like our new Radiology Workflow Suite that help them make precision diagnoses and select the best care pathway. Helping surgeons deliver personalized, minimally invasive treatment with solutions like our constantly evolving Azurion image-guided therapy platform. And outside the hospital – orchestrating and delivering care in lower-cost care settings, helping people to recover, or live with chronic disease, at home.

All of these require a seamless flow of data, which is enabled by our highly secure connected care solutions, such as our IntelliVue MX750/MX850 patient monitors for the ICU. To unlock the full benefits of data-enabled care, we continue to expand our capabilities in informatics and data science, with around half of our R&D professionals working in these areas.

Doing business responsibly and sustainably

In 2020, we underscored our determination to lead by example by renewing our purpose – to improve people’s health and well-being through meaningful innovation, with the aim of improving 2 billion lives per year by 2025, including 300 million in underserved communities, rising to 2.5 billion and 400 million respectively by 2030.

This is part of an enhanced, fully integrated approach to doing business responsibly and sustainably. Building on our strong heritage in environmental and social responsibility, this new framework comprises a comprehensive set of key commitments across the Environmental, Social and Governance (ESG) dimensions that guide our endeavors. I am convinced this is the best way for Philips to create superior, long-term value for our many stakeholders.

I am pleased that we have delivered on all the targets set out in our Healthy people, Sustainable planet 2016-2020 program. As a purpose-driven company, we are conscious of our responsibility towards society and of the need to continue to embed sustainability ever deeper in the way we do business. Having become carbon-neutral in our own operations in 2020, we are now extending our ambitions and working with our partners to ensure that emissions across our entire value chain are in line to limit global warming to the 1.5 °C scenario.

We received further recognition for our efforts in this area in 2020 – achieving a CDP ‘A List’ rating for the eighth consecutive year for our action on climate change, and securing the second-highest place in both the global Dow Jones Sustainability Indices (DJSI) list and The Wall Street Journal’s new ranking, 100 Most Sustainably Managed Companies in the World.

Our performance in 2020

COVID-19 impacted every part of our business in 2020. Nevertheless, despite the challenging circumstances, we were able to execute our plans and return to growth in the second half of the year. For the full year we delivered 3% comparable sales growth*) and a strong free cash flow*) of EUR 1.9 billion. Comparable order intake**) increased 9% and we made market share gains in a number of our health systems businesses.

Our Diagnosis & Treatment businesses were impacted by the ongoing postponement of capital equipment installations and routine care, including elective procedures, yet continued to deliver a steady flow of innovations designed to help clinicians deliver a precision diagnosis leading to targeted therapies.

Our Connected Care businesses posted exceptional growth, fueled by COVID-19-related demand for our hospital ventilation and monitoring & analytics solutions.

Our Personal Health businesses had to contend with a steep decrease in consumer demand brought about by the onset of COVID-19, yet rebounded strongly by accelerating online growth, increasing digital engagement, entering into partnerships with leading retailers, and scaling direct-to-consumer business models.

We initiated the process to create a separate legal structure for our Domestic Appliances business within the Philips Group, and we expect to complete this process by Q3 2021.

We made several acquisitions in 2020. For instance, we expanded our image-guided therapy devices portfolio, acquiring Intact Vascular to add an industry-first implantable device to treat peripheral artery disease. We also agreed to acquire BioTelemetry (completed on February 9, 2021) and Capsule Technologies to strengthen our Connected Care segment. These acquisitions will further broaden and scale our patient care management solutions for the hospital and the home, enhance patient outcomes, streamline clinical workflows and increase productivity.

Looking ahead, we continue to see uncertainty related to the impact of COVID-19 across the world. For 2021, Philips plans to deliver low-single-digit comparable sales growth*), driven by solid growth in Diagnosis & Treatment and Personal Health, partly offset by lower Connected Care sales, and an Adjusted EBITA margin*) improvement of 60-80 basis points.

Reflecting our confidence in the future course of the company and the importance we attach to dividend stability, we propose to maintain the dividend at EUR 0.85 per share.

Transforming to create greater value

As we continue our transformation into a customer-first solutions company, we are guided by our strategic roadmap, with its three key imperatives:

  Further improving the customer experience and operational excellence
  Boosting growth in the core by innovating to extend category leadership, geographic expansion, and deeper customer partnerships
  Winning with solutions to support consumers with their personal health, and to help professional healthcare customers achieve the Quadruple Aim.

We aim to drive customer preference by getting even closer to our customers and consumers, making Philips easier to do business with, and further improving our quality, operational excellence and productivity. To do this, we are driving the digital transformation in every area of our business, leveraging our integrated IT landscape – from the way we connect and engage with our customers and consumers to seamlessly connecting our solutions, e.g. to enable remote servicing and upgrades.

In our core business we aim to drive growth through innovation by capturing geographic growth opportunities and by continuing the pivot to consultative customer partnerships and business models, which offer a deeper relationship, with recurring revenue streams.

We will also continue the shift towards integrated solutions with demonstrable clinical evidence and health economic benefits that help our customers achieve the Quadruple Aim. In doing so, we will leverage data science and AI at scale. Where appropriate, we will continue to make acquisitions and enter into partnerships to support our organic growth.

By working in accordance with the Philips Business System and executing on these imperatives with urgency and discipline, we will be able to create more value for our stakeholders – driving customer preference, sustained growth, margin expansion, increased cash flow and improved return on invested capital, while delivering on our ESG commitments.

In conclusion

Once again, I would like to thank our customers, suppliers and partners for working together with Philips in the fight against coronavirus. I also want to express my gratitude to our employees for their commitment, resourcefulness and hard work in difficult circumstances. And I wish to thank our shareholders for the confidence they continue to show in Philips.

Our strategic focus and commitment to improvement remain undiminished. Energized by our purpose and buoyed by the resilience and agility I have seen over the past year, I am confident in Philips’ ability to maintain our transformation momentum, truly impact global health challenges through innovation, and deliver sustained value for our many, diverse stakeholders.

Frans van Houten
Chief Executive Officer

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
**)Other Key Performance Indicator. For the definition and further information, refer to Other Key Performance Indicators.

5Board of Management and Executive Committee

Royal Philips has a two-tier board structure consisting of a Board of Management and a Supervisory Board, each of which is accountable to the General Meeting of Shareholders for the fulfillment of its respective duties. The Board of Management is entrusted with the management of the company. The other members of the Executive Committee have been appointed to support the Board of Management in the fulfilment of its managerial duties. Please also refer to Board of Management and Executive Committee within the chapter Corporate governance.

Members of the Board of Management

Frans van Houten
Born 1960, Dutch
Chief Executive Officer (CEO)
Chairman of the Board of Management and the Executive Committee since April 2011
Frans van Houten first joined Philips in 1986 and has held multiple global leadership positions across the company on three continents, including the role of co-CEO of the Consumer Electronics division. Frans served as Co-Chair at the World Economic Forum in Davos in 2017. He was one of the initiators and currently co-chair of the WEF Platform to Accelerate the Circular Economy. Frans is also a member of the European Round Table of Industrialists, an advocacy organization comprising the 50 largest European multinationals. He is co-founder and advocate of NL2025, a platform of Dutch influencers who support initiatives to create a better future for the Netherlands in the areas of education, sustainable growth and a vital society. Frans was appointed a member of the Board of Directors of Novartis in February, 2017.
Abhijit Bhattacharya

Born 1961, Indian

Executive Vice President
Member of the Board of Management since December 2015
Chief Financial Officer

Abhijit Bhattacharya first joined Philips in 1987 and has held multiple senior leadership positions across various businesses and functions in Europe, Asia Pacific and the U.S. Through 2010 – 2014, he was the Head of Investor Relations of Philips, and subsequently, CFO of Philips Healthcare, Philips’ largest sector at the time. Prior to 2010, Abhijit was Head of Operations & Quality at ST-Ericsson, the joint venture of ST Microelectronics and Ericsson, and he was CFO of NXP’s largest business group.

Marnix van Ginneken

Born 1973, Dutch/American

Executive Vice President
Member of the Board of Management since November 2017
Chief Legal Officer

Marnix van Ginneken joined Philips in 2007 and became Head of Group Legal in 2010. In this role he was responsible for the various Group Legal departments, including Corporate & Financial Law, Legal Compliance and Legal M&A. In 2014, Marnix became Chief Legal Officer of Royal Philips and Member of the Executive Committee. Before joining Philips, Marnix worked for Akzo Nobel and before that as an attorney in a private practice. Since 2011, he is also Professor of International Corporate Governance at the Erasmus School of Law in Rotterdam.

Other members of the Executive Committee

Sophie Bechu
Born 1960, French/American
Executive Vice President
Chief Operations Officer
Rob Cascella
Born 1954, American
Executive Vice President
Strategic Business Development Leader
Andy Ho
Born 1961, Chinese/Canadian
Executive Vice President
Chief Market Leader of Philips Greater China
Roy Jakobs
Born 1974, Dutch/German
Executive Vice President
Chief Business Leader Connected Care
Henk Siebren de Jong
Born 1964, Dutch
Executive Vice President
CEO Philips Domestic Appliances
Deeptha Khanna
Born 1976, Singaporean
Executive Vice President
Chief Business Leader Personal Health
Bert van Meurs
Born 1961, Dutch
Executive Vice President
Chief Business Leader Image Guided Therapy and jointly responsible for Diagnosis & Treatment
Edwin Paalvast
Born 1963, Dutch
Executive Vice President
Chief of International Markets
Vitor Rocha
Born 1969, Brazilian/American
Executive Vice President
Chief Market Leader of Philips North America
Daniela Seabrook
Born 1973, Swiss
Executive Vice President
Chief Human Resources Officer
Jeroen Tas
Born 1959, Dutch
Executive Vice President
Chief Innovation and Strategy Officer
Kees Wesdorp
Born 1976, Dutch
Executive Vice President
Chief Business Leader Precision Diagnosis and jointly responsible for Diagnosis & Treatment

For a current overview of the Executive Committee members, see also https://www.philips.com/a-w/about/executive-committee.html

6Strategy and Businesses

6.1Driven by purpose

At Philips, our purpose to improve people’s health and well-being through meaningful innovation is at the heart of everything we do. Never has this central tenet been more important than it is now, in these challenging times.

As a leading health technology company, we believe that innovation can improve people's health and healthcare outcomes, as well as making care more accessible and affordable. In concrete terms, we aim to improve the lives of 2 billion people a year by 2025, including 300 million in underserved communities, rising to 2.5 billion and 400 million respectively by 2030.

Guided by this purpose, it is our strategy to lead with innovative solutions that combine systems, smart devices, informatics and services, and leverage big data – helping our customers deliver on the Quadruple Aim (better health outcomes, improved patient experience, improved staff experience, lower cost of care) and helping people to take better care of their health at every stage of life.

We strive to deliver superior, long-term value to our customers and shareholders, while acting responsibly towards our planet and society, in partnership with our stakeholders.

We aim to grow Philips responsibly and sustainably. To this end, we have deployed a comprehensive set of commitments across all the Environmental, Social and Governance (ESG) dimensions that guide the execution of our strategy and support our contribution to UN Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages), 12 (Ensure sustainable consumption and production patterns) and 13 (Take urgent action to combat climate change and its impacts).

Our view on healthcare

Health technology is a large market, which is expected to grow by around 4% each year*). Besides the natural drivers of growth – aging populations, the rise of chronic diseases, increased spending on healthcare in emerging markets – we believe that health technology will be a major growth driver in the years to come.

At Philips, we see healthcare as a continuum, since it puts people’s health journeys front and center and builds upon the idea of integrated care pathways. Believing that healthcare should, and can, be seamless, efficient and effective, we strive to ‘connect the dots’ for our customers and consumers, supporting the flow of data needed to care for people in real time, wherever they are.

Going forward, the digitalization of healthcare and – accelerated by COVID-19 – the more widespread adoption of telehealth will play an increasing role in helping people to live healthily and cope with disease, and in enabling care providers to meet people’s health needs, deliver better outcomes and improve productivity.

Helping our customers address their healthcare challenges

In the consumer domain, we develop innovative solutions that support healthier lifestyles, prevent disease, and help people to live well with chronic illness, also in the home and community settings.

In addition to leveraging retail trade partnerships and new business models, we are accelerating growth through online channels, delivering products and services direct to consumers, and supporting longer-term relationships to maximize the benefit consumers can derive from our solutions.

In clinics and hospitals, we are teaming up with healthcare providers to innovate and transform the way care is delivered. We listen closely to our customers’ needs and together we co-create solutions that help our customers improve outcomes, patient and staff experience and productivity, and so deliver on the Quadruple Aim of value-based care.

Increasingly, we are working together with our health systems customers in novel business models, including outcome-oriented payment models, that align their interests and ours in long-term partnerships. The combination of compelling solutions and consultative partnership contracts, including a broad range of professional services, drives growth rates above the group average, as well as a higher proportion of recurring revenues.

We are embedding AI and data science in our propositions – for instance, applying the power of predictive data analytics and artificial intelligence at the point of care – to leverage the value of data in the clinical and operational domains, aiding clinical decision making and improving the quality and efficiency of healthcare services.

With our global reach, market leadership positions, deep clinical and technological insights, and innovation capability, we are strongly placed to create further value in a changing healthcare world through our propositions in:

Personal health

Delivering solutions that enable healthier lifestyles, personal hygiene and living with chronic disease.

Diagnosis & Treatment
  Precision Diagnosis – providing smart, connected systems, optimized workflows, and integrated diagnostic insights, leading to clear care pathways and predictable outcomes
  Image Guided Therapy – innovating minimally invasive procedures in a growing number of therapeutic areas, with significantly better outcomes and productivity
Connected Care

Driving better care management by seamlessly connecting patients and caregivers from the hospital to the home.

Our key strategic imperatives and value creation objectives

Our roadmap – with its three strategic imperatives – is our guide as we continue our transformation journey to attain HealthTech industry leadership and drive value creation.

Underpinned by these strategic imperatives, and assuming the world economy will return to growth in 2021, Philips’ targets for accelerated growth, higher profitability and improved cash flow for the 2021–2025 period are:

  An acceleration of the average annual Group comparable sales growth**) to 5-6%, with all business segments within this range. For 2021, Philips aims to deliver low-single-digit Group comparable sales growth**), driven by solid growth in Diagnosis & Treatment and Personal Health, partly offset by lower Connected Care sales.
  An Adjusted EBITA**) margin improvement of 60-80 basis points on average annually from 2021, with a target of the high teens for the Group by 2025; Diagnosis & Treatment is targeted to reach 15-17% Adjusted EBITA**) margin by 2025, Connected Care 17-19%, and Personal Health 19-20%.
  Free cash flow**) above EUR 2 billion by 2025.
  Organic Return on Invested Capital (ROIC)**) of mid-to-high teens by 2025.

The new targets exclude the Domestic Appliances business. As announced in January 2020, Philips is reviewing options for future ownership of its Domestic Appliances business. Philips has started the process of creating a separate legal structure for this business within the Philips Group, which is expected to be completed in the third quarter of 2021.

*)Philips-defined 2020-2025 addressable markets, excluding the Domestic Appliances business
**)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

6.2How we create value

Based on the International Integrated Reporting Council framework, and with the Philips Business System at the heart of our endeavors, we use various resources to create value for our stakeholders in the short, medium and long term.

As we drive our transformation to become a solutions provider to our customers and consumers, we have adopted a single standard operating model that defines how we work together effectively to achieve our company objectives – the Philips Business System (PBS). The PBS integrates key aspects of how we operate:

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

Having a single business system increases speed and agility, and enhances standardization, quality and productivity, while driving a better, more consistent experience for our customers.

Resource inputs

The resources and relationships that Philips draws upon for its business activities

Human

  Employees 81,592, 120-plus nationalities, 39% female
  Philips University 5,852 courses, 835,575 hours, 763,371 training completions
  35,188 employees in growth geographies
  Focus on Inclusion & Diversity

Intellectual

  Invested in R&D EUR 1.92 billion (Green Innovation EUR 280 million)
  Employees in R&D 11,129 across the globe including growth geographies

Financial

  Equity EUR 11.9 billion
  Net debt*) EUR 3.7 billion

Manufacturing

  Employees in production 39,770
  Manufacturing sites 32, cost of materials used EUR 5.2 billion
  Total assets EUR 27.7 billion
  Capital expenditure EUR 513 million

Natural

  Energy used in manufacturing 1,297 terajoules
  Water used 777,476 m3
  Recycled plastics in our products 1,930 tonnes
  'Closing the loop' on all our professional medical equipment by 2025

Social

  Philips Foundation
  Stakeholder engagement
  Volunteering policy

Value outcomes

The result of the application of the various resources to Philips’ business activities and processes as shaped by the Philips Business System

Human

  Employee Engagement Index 79% favorable
  Sales per employee EUR 239,423
  Safety 185 Total Recordable Cases

Intellectual

  New patent filings 876
  Royalties EUR 317 million
  151 design awards

Financial

  Comparable sales growth*) 2.5%
  71% Green Revenues
  Adjusted EBITA*) as a % of sales 13.2%
  Free cash flow*) EUR 1.9 billion

Manufacturing

  EUR 14.7 billion revenues from goods sold

Natural

  15% revenues from circular propositions
  Net CO2 emissions down to zero kilotonnes
  265,000 tonnes (estimated) materials used to put products on the market
  Waste 35.5 kilotonnes, of which 90% recycled

Social

  Brand value USD 11.7 billion (Interbrand)
  Partnerships with UNICEF, Red Cross, Amref and Ashoka

Societal impact

The societal impact of Philips through its supply chain, its operations, and its products and solutions

Human

  Employee benefit expenses EUR 6,490 million, all staff paid a Living Wage
  Appointed 74% of our senior positions from internal sources
  27% of Leadership positions held by women

Intellectual

  Around 60% of revenues from new products and solutions introduced in the last three years
  Over 65% of sales from leadership positions

Financial

  Market capitalization EUR 39.6 billion at year-end
  Long-term credit rating A- (Fitch), Baa1 (Moody's), BBB+ (Standard & Poor's)
  Dividend EUR 758 million

Manufacturing

  100% electricity from renewable sources

Natural

  Environmental impact of Philips operations down to EUR 135 million
  32 'zero waste to landfill' sites
  First health technology company to have its CO2 reductions assessed and approved by the Science Based Targets initiative

Social

  1.75 billion Lives Improved, of which 207 million in underserved communities
  302,000 employees impacted at suppliers participating in the 'Beyond Auditing' program
  Total tax contribution EUR 3.38 billion (taxes paid/withheld)
  Income tax expense EUR 284 million; the effective income tax rate is 19%
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

6.3Our businesses

Our reporting structure in 2020

Koninklijke Philips N.V. (Royal Philips) is the parent company of the Philips Group. In 2020, the reportable segments were Diagnosis & Treatment businesses, Connected Care businesses, and Personal Health businesses, each having been responsible for the management of its business worldwide. Additionally, Philips identifies the segment Other.

Philips Group

Total sales by reportable segment

2020
Diagnosis & Treatment	42%
Connected Care	28%
Personal Health	28%
Other	2%

6.3.1Diagnosis & Treatment businesses

Our Diagnosis & Treatment businesses create value through their unique portfolio of innovative diagnostic and minimally invasive procedural solutions – suites of systems, smart devices, software and services powered by AI-enabled informatics. With these integrated solutions, we enable our customers to realize the full potential of the Quadruple Aim – better health outcomes, improved patient experience, improved staff experience, and lower cost of care.

In Precision Diagnosis, serving diagnostic enterprise imaging markets globally, there is significant opportunity to enable precise diagnoses while at the same time supporting adjacent needs for guidance into care pathways and increasing departmental productivity. We do this through breakthrough innovations in our smart diagnostic systems, through dynamic workflow solutions that transform departmental operations, through integrated diagnostics insights from different departments, and through care pathway solutions that allow doctors to diagnose with precision and select the optimal treatment path for the individual patient. Over the period 2019-2020, 60% of our product portfolio in this area has been renewed through the discontinuance of former products, the roll-out of new-generation versions of our products, and the addition of new products.

In Image Guided Therapy, we have pivoted from a focus on imaging modalities to integrated procedural solutions combining systems and therapeutic devices, which can drive more effective treatment, better outcomes and higher productivity. Building upon our leading-edge Azurion platform, we continue to innovate and expand our applications for image-guided therapies and improve workflow and integration in the interventional suite. We are also expanding into adjacent therapeutic areas and innovating the way we engage with our customers in new business models across different care settings, including out-of-hospital settings such as office-based labs and ambulatory surgical centers, which offer clear clinical, financial and operational benefits.

In 2020, the Diagnosis & Treatment businesses were impacted by the postponement of capital equipment installations and routine care, including elective procedures and exams, caused by the COVID-19 pandemic. Even so, we continued to make advances in innovation and in strengthening our portfolio. For example, we expanded our remote clinical collaboration and virtual training offerings across our portfolio with the acquisition of Innovative Imaging Technologies (IIT) and its Reacts collaborative platform. Leveraging innovative technologies, such as augmented reality for remote virtual guidance, supervision and training, the platform provides unique interactive tools designed to meet the multi-faceted collaborative needs of healthcare professionals and patients. We also launched the vendor-agnostic Radiology Workflow Suite of end-to-end solutions to drive operational and clinical efficiency through the digitalization, integration, and virtualization of radiology. And we further expanded our Interventional Devices portfolio, acquiring Intact Vascular to add an industry-first implantable device, the Tack Endovascular System, to treat peripheral artery disease.

Through our various businesses, Diagnosis & Treatment is focused on growing market share and profitability by leveraging:

  our strong position in Enterprise Diagnostic Informatics with the successful integration of Carestream Health’s Healthcare Information Systems business, acquired in 2019 intelligent, AI-enabled clinical and operational applications combined with successful innovations in our systems platforms in Diagnostic Imaging and Ultrasound our suite of innovative procedural solutions to support delivery of the right therapy in real-time in Image-Guided Therapy enhanced offerings in oncology, cardiology, neurology, and radiology service lines, and expanding our solutions offering, which comprises systems, smart devices, informatics, data and services

In 2020, the Diagnosis & Treatment segment consisted of the following areas of business:

  Diagnostic Imaging: Magnetic Resonance Imaging (MRI), Computed Tomography (CT), Advanced Molecular Imaging, Diagnostic X-Ray, Imaging Components, as well as integrated clinical solutions, which include radiation oncology treatment planning, disease-specific oncology solutions and X-Ray dose management
  Ultrasound: imaging products focused on diagnosis, treatment planning and guidance for cardiology, general imaging, obstetrics/gynecology, and point-of-care applications, as well as proprietary software capabilities to enable advanced diagnostics and interventions
  Enterprise Diagnostic Informatics: a suite of integrated products and services that deliver a comprehensive platform designed to connect clinical capabilities and optimize workflows around every step in the patient’s journey across a range of diagnostic (radiology, point-of-care, laboratory) and clinical (oncology, cardiology, neurology) service lines
  Image Guided Therapy: Systems – integrated interventional systems that combine information from imaging systems, interventional devices, navigation tools and patient health records to provide interventional staff with the control and information they need to perform procedures efficiently; Devices – interventional diagnostic and therapeutic devices to treat coronary artery and peripheral vascular disease, including Intravascular Ultrasound (IVUS), fractional flow reserve (FFR) and instantaneous wave-free ratio (iFR), atherectomy catheters, a dissection repair implant and drug-coated balloons

Diagnosis & Treatment

Total sales by business

2020
Diagnostic Imaging	41%
Ultrasound	20%
Enterprise Diagnostic Informatics	8%
Image Guided Therapy	31%

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

Under normal circumstances, sales at Philips’ Diagnosis & Treatment businesses are generally higher in the second half of the year, largely due to the timing of customer spending patterns.

At year-end 2020 Diagnosis & Treatment had around 32,000 employees worldwide.

2020 business highlights

At the Radiological Society of North America event RSNA 2020, Philips introduced an industry-first vendor-neutral Radiology Operations Command Center as part of the Radiology Workflow Suite of solutions. This multimodality virtual imaging command center enables real-time, remote collaboration to broaden expertise between technologists, radiologists and imaging operations teams across multiple sites via private, secure telepresence capabilities. Proprietary digital technology developed by Philips helps maintain business continuity, increase enterprise-wide radiology productivity, minimize issues with image quality, and expand access to advanced MR- and CT-based diagnosis.

We introduced the next generation of our leading-edge Azurion image-guided therapy platform. An industry first, the Philips Azurion image-guided therapy platform now fully integrates IntraSight to control imaging, physiology, hemodynamic and informatics applications with one intuitive user control at the tableside. With this next-generation Azurion platform, Philips is also introducing a new 3D imaging solution, called SmartCT, to dramatically simplify the acquisition and use of 3D imaging. Next-generation Azurion comprises a new range of configurations – covering more price segments – to innovate procedures in a broad range of therapeutic areas.

We continue to see strong traction for our Ingenia Ambition 1.5T MR, which combines fully sealed BlueSeal magnet technology and workflow innovations for more productive, helium-free operations. As well as virtually eliminating dependency on a commodity with an unpredictable supply, the fully sealed system does not require a vent pipe, significantly reducing the typical MR installation challenges and lowering construction costs.

Philips signed a seven-year strategic partnership agreement with Mandaya Royal Hospital Puri in Indonesia. The turnkey solution includes the next-generation Azurion image-guided therapy system, the Ingenia Ambition MR, and the detector-based IQon Spectral CT, as well as the latest innovations in connected care and informatics.

SimonMed Imaging – one of the largest outpatient medical imaging providers in the US – is partnering with Philips to deploy its most advanced 3T MRI technology, including software and services, at their outpatient practices to enhance diagnoses, from brain injuries, liver and cardiac disease, to orthopedic injuries.

In Germany, Philips signed a 10-year strategic partnership with Marienhospital Stuttgart to deploy our digital healthcare solutions across multiple departments to improve patient care and efficiency. The project will include renewal and ongoing development of the hospital’s diagnostic imaging equipment and associated IT systems, digitization of its pathology department, and enhancement of the hospital’s emergency medicine capabilities.

Philips expanded its dedicated cardiovascular ultrasound offering by launching Affiniti CVx. This system is designed to support cardiology departments in delivering better care to more patients with increased efficiency and throughput.

Philips received an industry-first 510(k) clearance from the FDA to market a wide range of its ultrasound solutions – including our CX50 general imaging system and our Lumify portable ultrasound solution – for the management of COVID-19-related lung and cardiac complications. Portable ultrasound solutions in particular have become valuable tools for clinicians treating COVID-19 patients, due to their imaging capabilities, portability and ease of disinfection.

Philips continued to advance the capabilities of its KODEX-EPD cardiac imaging and mapping system for the treatment of heart rhythm disorders, improving image quality and workflow efficiency for Atrial Fibrillation procedures.

Philips announced a partnership with InSightec to expand access to MR-guided focused ultrasound for incisionless neurosurgery. By developing compatibility between Philips’ advanced MR systems and the Exablate Neuro platform from InSightec, the two companies will support expanded access to MR-guided focused ultrasound for the treatment of Essential Tremor and other neurological disorders.

Philips introduced OmniWire, the world’s first solid core pressure guide wire for physiology measurement in coronary artery interventional procedures; it has been extremely well received by our customers.

In January 2021, Philips announced the final, five-year results of two major randomized controlled trials (RCTs) that show no difference in all-cause mortality between patients treated with the Stellarex drug-coated balloon (DCB) and those treated with percutaneous angioplasty (PTA), the current standard of care. Moreover, the studies showed no difference in mortality between the Stellarex DCB and PTA at every 12-month endpoint over the course of the study.

6.3.2Connected Care businesses

Spanning the entire health continuum, the Connected Care businesses help broaden the reach and deepen the impact of healthcare with solutions that leverage and unite devices, informatics, data and people across networks of care, to enable our customers to deliver on the Quadruple Aim – better health outcomes, improved patient experience, improved staff experience, and lower cost of care.

In 2020, Connected Care played a crucial role in fulfilling customer needs created by the COVID-19 global pandemic, from ramping up production and delivery of our core systems such as ventilators and monitors, to supporting the urgent expansion of telehealth for the ICU, and driving safe, remote patient care.

Although no one was fully prepared for this crisis, Philips had the critical portfolio and the informatics investments in place to rapidly scale up, supporting care in the hospital and the home, even as healthcare delivery models were changing fast.

Philips increased ventilator production multifold to meet the high COVID-19-related demand, and shipped ventilators across the world using a fair and ethical approach to allocate supply to acute patient demands based on COVID-19 data and the available critical care capacity.

This past year showed the value of strong leadership positions and close ties with our customers. Building on Philips’ trusted brand, deep clinical insights and large installed base allowed us to drive impact. Philips combined the right monitoring equipment, respiratory devices, consumables and services to innovate solutions to help tackle COVID-19.

Also critical during COVID-19: the expertise and informatics to help scale and manage scarce resources in the health system. The capabilities in Connected Care are built around Philips’ strength in verticals (monitoring & analytics, sleep & respiratory care, and therapeutic care) and horizontals (connected care informatics and population health) to improve clinical and economic outcomes in all care settings, both inside and outside the hospital.

Philips has a deep understanding of clinical care and the patient experience. When coupled with our consultative approach, this allows us to be an effective partner for transformation, both across the enterprise and at the level of the individual clinician. These services are designed to take the burden off hospital staff with optimized patient and data flow, predictive analytics, improved workflow, customized training and improved accessibility across our application landscape.

This requires a secure common digital platform that connects and aligns consumers, patients, payers and healthcare providers. Philips’ platforms aggregate and leverage information from clinical, personal and historical data to support care providers in delivering precision diagnoses and treatment.

In 2020, the Connected Care segment consisted of the following areas of business:

  Monitoring & Analytics: Integrated patient monitoring systems to drive better patient management and improved outcomes, fueled by real-time clinical insights. Assets include wearable biosensors, advanced intelligence platforms for real-time clinical information at the patient’s bedside; patient analytics, including diagnostic ECG data management; maintenance, clinical and IT services, as well as consumables. While Philips solutions already monitor over 300 million people per year, demand is growing, also for new business models such as Monitoring as a Service.
  Sleep & Respiratory Care: Philips’ cloud-based sleep and respiratory patient management solutions enable the care of more than 10.5 million connected patients, driving adherence, reimbursement and remote patient management. From consumer sleep solutions, including those for disease-state sleep such as obstructive sleep apnea, to end-to-end solutions that encompass consumer engagement, diagnostics, people-centric therapy, cloud-based connected propositions and care management services. The COVID-19 crisis has put respiratory care at the top of the list for delivering critical and chronic care to patients. Respiratory offerings include COPD (Chronic Obstructive Pulmonary Disease) care management, with digital and connected solutions; Hospital Respiratory Care provides invasive and non-invasive ventilators for acute and sub-acute hospital environments; Home Respiratory Care supports chronic care management in the home.
  Therapeutic Care: Emergency Care & Resuscitation (ECR) and patient management solutions play a critical role in connected acute care management, both inside and outside the hospital, including cardiac resuscitation and emergency care solutions (devices, services, and digital/data solutions); consumables across the patient monitoring and therapeutic care businesses; customer service, including clinical, IT, technical and remote customer propositions.
  Connected Care Informatics and Population Health Management*): Connected Care Informatics drives cohesive informatics platforms and innovations across the health continuum. Connecting people, technology and processes, Connected Care Informatics’ capabilities include a fully integrated Electronic Medical Record business, which enables centralized management of clinical, organizational and operational processes across the health enterprise, remote patient management, and real-time monitoring in acute care, including telehealth in the ICU. Philips’ Tele-ICU program played a pivotal role in 2020, enabling clinicians to remotely monitor a scalable amount of ICU beds from a central monitoring facility with predictive analytics and camera-enabled bedside support. Population Health Management provides data, analytics and workflow solutions designed to improve clinical and financial results and increase patient engagement, satisfaction and compliance. This business has been partially merged into Connected Care Informatics effective 2021.

Connected Care

Total sales by business

2020
Monitoring & Analytics	40%
Sleep & Respiratory Care	49%
Therapeutic Care	5%
Connected Care Informatics and Population Health Management	6%

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

Sales at Philips’ Connected Care businesses are generally higher in the second half of the year, largely due to customer spending patterns. In 2020 this pattern shifted due to the outbreak of the COVID-19 pandemic.

At year-end 2020, the Connected Care businesses had around 16,000 employees worldwide.

*)In Q4 2020, the Aging and Caregiving portion of the Population Health Management business was split in anticipation of its future divestment. The remaining Population Health Management business has been combined with the Connected Care Informatics business for presentational purposes, and from January 1, 2021, the Connected Care Informatics business and the remaining portion of the Population Health Management business have been combined for reporting purposes.

2020 business highlights

In the face of the global shortage of ventilators and patient monitors upon the outbreak of the COVID-19 pandemic, we worked intensively, together with our supply chain partners around the world, to drive a massive ramp-up in production, increasing ventilator manufacturing eightfold and monitor production fivefold.

Philips introduced Rapid Equipment Deployment Kits for ICU ramp-ups, allowing doctors, nurses, technicians and hospital staff to quickly support critical care patients. The kit combines Philips’ advanced patient monitoring technology with predictive, patient-centric algorithms for scale-up within hours.

Philips launched several new monitoring solutions for the Intensive Care Unit (ICU), the general ward and the home that feature remote monitoring capabilities and advanced analytics. These include Philips’ IntelliVue Patient Monitors MX750/MX850 for the ICU, Philips’ Biosensor BX100 for early patient deterioration detection in the general ward, and in collaboration with BioIntelliSense, the BioSticker medical device to help monitor at-risk patients from the hospital to the home, to help avoid hospital re-admissions and to support chronic care management.

Philips introduced several dedicated telehealth solutions to help relieve the tremendous pressure placed on scarce resources by the growing number of COVID-19 patients. Based on its proven Patient Reported Outcomes Management solution, which is being used by more than 100 healthcare institutions globally, Philips enabled Dutch hospitals and GPs to remotely screen and monitor patients with COVID-19.

In December 2020, Philips announced the intended acquisition of BioTelemetry Inc., a leading remote cardiac diagnostics and monitoring company in the US, with solutions comprised of wearable connected heart monitors, AI-based data analytics and a services platform. The transaction was completed on February 9, 2021. The combination of Philips’ leading patient monitoring position in the hospital with BioTelemetry’s leading cardiac diagnostics and monitoring position outside the hospital is expected to result in a global leader in patient care management solutions for the hospital and the home for cardiac and other patients.

In January 2021, Philips announced that it has signed an agreement to acquire Capsule Technologies, Inc., a leading provider of medical device integration and data technologies for hospitals and healthcare organizations. The combination of Philips’ industry-leading portfolio with Capsule’s leading Medical Device Information Platform, connected through Philips’ secure vendor-neutral cloud-based HealthSuite digital platform, will enrich and scale Philips’ patient care management solutions for all care settings in the hospital, as well as remote patient care. The transaction is expected to be completed in the first quarter of 2021.

Highlighting its strength in strategic partnerships to enhance patient care and improve care provider productivity, Philips signed multiple new agreements. For example, Philips and the US Department of Veterans Affairs entered a 10-year agreement to expand their tele-critical care program, creating the world’s largest system to provide veterans with remote access to intensive care expertise, regardless of their location.

University of Kentucky HealthCare teamed up with Philips to implement the company’s tele-ICU technology to enhance patient care and improve utilization and patient flows across 160 ICU beds at the academic medical center’s two hospitals. Leveraging Philips’ acute telehealth platform, eCareManager, UK HealthCare is implementing the state’s first centralized virtual care model to help nurses detect risk of patient deterioration, so they can intervene earlier and help improve care outcomes.

Supporting the increased demand for flexible ICU capacity, Philips introduced its new mobile ICUs in India. The ICUs can be furnished with a range of medical equipment, including ventilators, defibrillators, and patient monitoring.

6.3.3Personal Health businesses

Our Personal Health businesses play an important role on the health continuum – in the healthy living, prevention and home care stages – delivering integrated and connected solutions.

Leveraging our deep consumer expertise and extensive healthcare know-how, we enable people to live a healthy life in a healthy home environment, and to proactively manage their own health.

We aim to drive profitable growth through a relentless focus on innovation across three key areas:

  Reaching more people through consumer-driven product and solutions innovation
  Accelerating online growth and engaging more people through an end-to-end digital approach
  Expanding our ecosystem through partnerships with leading retailers and scaling new business models

In 2020, the Personal Health segment consisted of the following areas of business:

  Oral Healthcare: power toothbrushes for a range of price segments, from entry-level battery-operated toothbrushes for a young audience, to premium intuitive power toothbrushes connected to the Sonicare app with in-app coaching and teledentistry service; brush heads, which are also available as a subscription service; products for interdental cleaning and for teeth whitening
  Mother & Child Care: products to support parents and babies in the first 1,000 days, including infant feeding (breast pumps, baby bottles, sterilizers), digital parental solutions (Pregnancy+ and Baby+ apps)
  Personal Care: products from entry-level to premium for male grooming (shavers, OneBlade, groomers, trimmers, hair clippers), including premium solutions with SkinIQ technology and in-app coaching for a personalized shave, blade subscriptions; beauty solutions (skin care, hair care, hair removal), including solutions with the latest SenseIQ technology that sense and adapt for personalized care, also available through subscription models
  Domestic Appliances*): kitchen appliances from entry-level to premium (juicers, blenders, Airfryer, including with smart sensing technology, food processors), home care products (vacuum cleaners, air purifiers), garment care products (irons, steam generators, hand steamers), coffee machines (appliances and accessories)

Personal Health

Total sales by business

2020
Oral Healthcare	21%
Mother & Child Care	6%
Personal Care	32%
Domestic Appliances	41%

Through our Personal Health businesses, we offer a broad range of solutions in various consumer price segments, always aiming to offer and realize premium value. We continue to rationalize our portfolio of locally relevant innovations and increase its accessibility, particularly in lower-tier cities in growth geographies. A notable aspect of our commercial strategy is driving increased direct-to-consumer relationships and sales through our consumer communities and online store. We believe we are well positioned to capture further growth in online sales and continue to build our digital and e-commerce capabilities.

We are leveraging connectivity to offer new business models, partnering with other players in the health ecosystem, e.g. insurance companies, with the goal of extending opportunities for people to live healthily, prevent or manage disease. We are engaging consumers in their health journey in new and impactful ways through social media and digital innovation.

For example, the Philips Sonicare app acts as a ‘virtual hub’ for personal oral healthcare, helping users to manage their complete oral care on a daily basis and share brushing data with their dental practitioners, putting personalized guidance and advice at their fingertips. In our drive to innovate oral healthcare, we are partnering with leading insurance companies, which are moving to more preventative models of care. To that end, they need to encourage consumers to brush twice per day, for two minutes at a time, as that leads to better health outcomes and lower cost of care. The first results from the pilot program are extremely promising. Solutions and services like this offer a win-win for consumers and insurers: for consumers, because they get better oral care, and for insurance companies, because they have less cost per patient.

We also offer mobile solutions to support parents and parents-to-be for a more informed, more connected and healthier journey to parenthood. Powered by personalized AI and deep analytics, the Pregnancy+ app and Baby+ app offer parents supportive content at every stage of their first 1,000-day journey. Pregnancy+ also offers state-of-the-art, photo-realistic and interactive 3D fetal models to make the experience even more exciting. In 2020, to help expectant mothers navigate pregnancy in times of the pandemic, we introduced an in-app COVID-19 guide. As of year-end 2020, the Pregnancy+ app and Baby+ app combined have almost 2 million daily active users in over 50 countries.

The company’s wide portfolio of connected consumer health platforms leverages Philips HealthSuite, a cloud-enabled connected health ecosystem of devices, apps and digital tools that enable personalized health and continuous care.

The revenue model is mainly based on product sale at the point in time the products are delivered to retailers and online platforms. We are increasingly diversifying the revenue model with new business models, including direct-to-consumer, subscriptions and services.

The Personal Health businesses experience seasonality, with higher sales around key national and international events and holidays.

At year-end 2020, Personal Health employed around 17,000 people worldwide.

*)As announced in January 2020, Philips is reviewing options for future ownership of its Domestic Appliances business. Philips has started the process of creating a separate legal structure for this business within the Philips Group, which is expected to be completed in the third quarter of 2021.

2020 business highlights

Broadening its leading portfolio of power toothbrushes, the company launched the Philips One by Sonicare. An entry-level proposition to expand into new consumer segments, Philips One is a battery-operated power toothbrush developed as a step up from manual brushing. Users of this toothbrush can opt into a subscription service for brush head and battery replacements.

A new teledentistry platform for dental professionals – announced together with dental technology company Toothpic – provides a tool to build direct patient engagement, acquisition and retention while improving office efficiency, in-chair time and remote care.

To support parents in their breastfeeding journey, Philips Avent launched a new Electric Breast Pump. This unique expression solution uses Natural Motion Technology to mimic a baby’s suckling, while also adapting to the size and shape of a mother’s nipple for a comfortable and quicker milk flow.

Philips has introduced a series of shavers featuring SkinIQ technology, which senses, guides and adapts to men’s skin and facial hair for a close and comfortable shave. The shaver’s inbuilt Motion Control sensor checks for effective circular motions and provides real-time feedback through the Philips GroomTribe app, allowing men to achieve a more effective and comfortable technique, with fewer passes.

The Philips Lumea hair removal device with Intense Pulsed Light technology continued to grow in 2020 thanks to superior product quality and the coaching app – both well-received with high consumer ratings – and through faster access to product via the new Try & Buy business model.

Philips set an environmental milestone with the launch of the Viva Café Eco coffee machine, our first product to have all visible plastic parts and non-food-contact parts made from recycled materials.

6.3.4Other

In our external reporting on Other we report on the items Innovation & Strategy, IP Royalties, Central costs, and other small items. At year-end 2020, around 17,000 people worldwide were working in these areas.

About Other

Innovation & Strategy

The Innovation & Strategy organization includes the Chief Technology Office (CTO), Research, HealthSuite Platforms, the Chief Medical Office, Product Engineering, Experience Design, Strategy, and Sustainability. Our four largest Innovation Hubs are in Eindhoven (Netherlands), Cambridge (USA), Bangalore (India) and Shanghai (China).

Innovation & Strategy, in collaboration with the operating businesses and the markets, is responsible for directing the company strategy, in line with our growth and profitability ambitions.

The Innovation & Strategy function facilitates innovation from ‘idea’ to ‘market’ (I2M) as co-creator and strategic partner for the Philips businesses, markets and partners. It does so through cooperation between research, design, medical affairs, marketing, strategy and businesses in interdisciplinary teams along the innovation chain, from exploration and advanced development to first-of-a-kind proposition development. In addition, it opens up new value spaces beyond the direct scope of current businesses, manages the R&D portfolio, and creates synergies for cross-segment initiatives and integrated solutions.

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

Finally, Innovation & Strategy sets the agenda and drives continuous improvement in the Philips product and solution portfolio, the efficiency and effectiveness of innovation, the creation and adoption of (digital) platforms, and the uptake of high-impact technologies such as Data Science, Artificial Intelligence (AI) and the Internet of Things (IoT). Centers of Excellence – knowledge hubs built around critical capabilities and technology – play a key role in maximizing the impact of innovations for Philips.

Chief Technology Office (CTO) and Philips Research

The Chief Technology Office orchestrates innovation strategy and portfolio management, drives adoption of digital architecture and platforms, as well as excellence in software, Data Science and AI, across Philips’ businesses and markets. Philips Research initiates game-changing innovations that disrupt and cross boundaries in health technology to address opportunities for better clinical and economic outcomes and support the associated transformation of Philips into a digital solutions company. CTO and Research encompass the following organizations:

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
  Innovation Management, responsible for end-to-end innovation strategy and portfolio management, integrated roadmaps linking products, systems and software to solutions, New Business Creation Excellence, R&D competency management, Clinical Research Board, Innovation Transformation and Performance Management and public funding programs.
  The Chief Architect Office defines and drives the HealthSuite System of Engagement, the Philips HealthSuite Reference Architecture and Modular Systems Architecture, applicable for all systems, products, services, solutions and digital IT in Philips.
  The Software and System Engineering Centers of Excellence, driving adoption of industry best practices in creating and maintaining application-level software, modular and configurable system design and model-based system engineering.
  The Data Science and AI Center of Excellence, defining and deploying strategies and best practices for dealing responsibly and in a compliant way with Data Science and AI, developing common tools to facilitate the development process and co-creation of innovative propositions with clinical and business partners.
Product Engineering

The Product Engineering organization is accountable for building world-class Idea to Market (I2M) capabilities and for driving excellence in product engineering across Philips worldwide.

Philips HealthSuite

Philips HealthSuite is at the core of Philips’ digital transformation. It consists of a highly secured, modular set of capabilities that can liberate and integrate data from disparate systems and accelerate the development and deployment of digital propositions across the health continuum in a secure cloud environment, connecting consumer and medical IoT devices safely and reliably, and providing sophisticated care management applications to support care teams and patients alike.

Innovation Hubs

To drive innovation effectiveness and efficiency, and to enable locally relevant solution creation, we have established four Innovation Hubs for the Philips Group: Eindhoven (Netherlands), Cambridge (USA), Bangalore (India) and Shanghai (China). The four hubs form a global network, together with the other smaller innovation and research sites in their respective regions, to provide access to each other’s capabilities to serve businesses, markets and customers globally.

  Philips Innovation Center Eindhoven is Philips’ largest cross-functional Innovation Hub, hosting the global headquarters of most of our central innovation organizations. Many of the company’s core research programs are also run from here, as well as innovation for solution & services delivery.
  Philips Innovation Center Cambridge, MA is located at the heart of medical innovation within the North America market. It has innovation partnerships with top engineering institutions like MIT, with top clinical sites, and with government funding agencies like NIH (National Institutes of Health) and BARDA (Biomedical Advanced Research and Development Authority). The Research lab in Cambridge focuses on the application of Data Science and AI in radiology, ultrasound, and acute care.
  Philips Innovation Center Bangalore hosts R&D teams from most of our operating businesses, as well as Innovation & Strategy and IT. This is our largest software-focused site, with over 3,400 engineers. The Center also functions as the hub for market-driven innovation in surrounding geographies in Asia Pacific, Africa, and Middle East & Turkey, focusing on scalable solutions.
  Philips Innovation Center Shanghai is at the center of the healthcare and healthy living transformation of China. It combines digital innovation, research and solutions development for the China market, participating in local digital ecosystems, while several of its locally relevant innovations are also finding their way globally. Programs focus on personal health and connected care solutions.

Alongside the hubs, where most of the central Innovation & Strategy organization is concentrated together with selected business R&D and market innovation teams, we continue to have significant, more focused innovation capabilities integrated into key technology centers at our other global business sites.

Chief Medical Office

The Chief Medical Office is responsible for clinical innovation and strategy, healthcare economics, clinical evidence and market access, clinical education, as well as medical thought leadership, with a focus on healthcare governance and organization, the Quadruple Aim and value-based care. This includes engaging with stakeholders across the health continuum to extend Philips’ leadership in health technology and acting on new value-based reimbursement models that benefit the patient, health professional and care provider.

Leveraging the knowledge and expertise of the medical professional community across Philips, the Chief Medical Office includes many healthcare professionals who practice(d) in the world’s leading health systems. Its activities include strategic guidance built on clinical and scientific knowledge, building customer partnerships and growth opportunities, fostering peer-to-peer relationships in relevant medical communities, liaising with medical regulatory bodies, and supporting clinical and marketing evidence development.

Philips Experience Design and Healthcare Transformation Services

Philips Experience Design is the global design function for the company, ensuring that the user experiences of our innovations are meaningful, people-focused and locally relevant. It is also responsible for ensuring that the Philips brand experience is distinctive, consistently expressed across all customer touchpoints, and drives customer preference. A key enabler for this is a consistent and differentiating design language that applies to software, hardware and services across our businesses. Philips Experience Design partners with stakeholders across the organization to develop methodologies and enablers for defining value propositions, as well as to implement data-enabled design tools and processes to create meaning from data. Philips Experience Design received 151 awards for design excellence in 2020.

In partnership with Philips Experience Design, Philips Healthcare Transformation Services (HTS) leverages Co-create methodologies with the aim of creating solutions that are tailored specifically to the challenges facing our customers, as local circumstances and workflows are key ingredients in the successful implementation of solutions. HTS is a team of healthcare transformation practitioners with consulting skills and a portfolio of methods and tools in operational and clinical excellence, environmental and experience design, and technology transformation and analytics.

IP Royalties

Philips Intellectual Property & Standards (IP&S) proactively pursues the creation of new Intellectual Property (IP) in close co-operation with Philips’ operating businesses and Innovation & Strategy. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips’ businesses to support their growth, competitiveness and profitability.

Royal Philips’ total IP portfolio currently consists of 62,000 patent rights, 37,000 trademarks, 104,000 design rights and 3,200 domain names. Philips filed 876 new patents in 2020, with a strong focus on the growth areas in health technology services and solutions.

Philips earns substantial annual income from license fees and royalties. These are mostly earned on the basis of usage or fixed fees, recognized over the term of the contract or at a point in time.

Philips believes its business as a whole is not materially dependent on any particular third-party patent or license, or any particular group of third-party patents and licenses.

Central costs

We recharge the directly attributable part of the central costs to the business segments. The remaining part is accounted for as central costs, and includes costs related to the Executive Committee and Group functions such as Strategy, Legal and Audit fees.

Real estate

Philips is present in more than 75 countries globally and has its group headquarters in Amsterdam, Netherlands. Our real estate sites are spread around the globe, with key manufacturing and R&D sites in Europe, the Americas and Asia.

In 2020, we opened prime locations in Cambridge and Pittsburgh (USA) and substantially invested in our campus in Eindhoven-North (Netherlands), to create an engaging workplace that will help attract and retain the best talent. We have driven productivity by optimizing our footprint globally and reduced the number of sites through post-acquisition integration programs.

In line with our Environmental ESG commitment towards 2025, as well as our commitment to the UN Sustainable Development Goals, we are actively optimizing our real estate portfolio. Since 2018, our site-related CO2 emissions related to fossil fuel consumption have been reduced by over 10%, and we have met our goal of bringing those CO2 emissions under 35 kilotonnes per year.

The vast majority of our locations consist of leased property, and we manage these closely to keep the overall vacancy rates of our property below 5% and to ensure the right level of space efficiency and flexibility to follow our business dynamic. Occupancy rates in Philips office locations were reduced during 2020 as a result of COVID-19 and this trend is expected to continue in 2021. The net book value of our land and buildings at December 31, 2020, represented EUR 1,374 million; construction in progress represented EUR 65 million. Our current facilities are adequate to meet the requirements of our present and foreseeable future operations.

6.4Our geographies

6.4.1Our Markets

We operate three market groups – North America, Greater China and International Markets (consisting of seven regions) – which are active in more than 100 countries worldwide.

The Markets’ core objective is to understand local market/customer needs, to develop and manage the relationship with existing and new customers, and to deliver orders. As such, the market organizations are also responsible for the market-oriented profit-and-loss account (P&L) and balance sheet. They translate the voice of the customer into the innovation process, bring relevant products and solutions to market, and ensure local (solution) delivery and service execution, as well as managing the (integral) go-to-market approaches to our key customers and indirect channels – all with the aim of maximizing long-term customer value and gaining market share.

To take quick decisions that are locally relevant and as close to the customer as possible, our Businesses and Markets work closely together in Business-Market Combinations (BMCs) – Image Guided Therapy Systems-DACH (Germany, Austria & Switzerland), for example. The BMC makes agreements where to compete and how to win. Businesses and Markets bear joint accountability for managing the operational end-to-end consumer and customer value chain, Quality & Regulatory compliance and the collaborative P&L, while leveraging the functional excellence and shared infrastructure of the company.

6.4.2Macro-economic landscape in 2020

In 2020, the world economy experienced a sharp recession, owing to the lockdown measures taken to combat the coronavirus outbreaks. According to Oxford Economics, global real GDP is estimated to have contracted by 3.9% in 2020, compared with the 2.5% growth estimated in 2019 for 2020. Across Philips’ markets, only Greater China is estimated to have shown growth in 2020, while the rest of the markets all suffered full-year recessions to various degrees. Looking ahead, Oxford Economics expects global real GDP growth to reach 5.0% in 2021.

6.4.32020 highlights from our Market Groups

North America

In a year shaped by the pandemic, Philips helped customers roll out more than 8,000 ICU beds for COVID-19 patients. We quickly introduced the Rapid Equipment Deployment Kit, a self-service 20-bed ICU that can be deployed in hours thanks to remote clinical training, installation, and set-up. We also developed ultrasound solutions for COVID-19 detection at the point of care.

Philips increased ventilator production multifold to meet the high COVID-19-related demand, and shipped ventilators across the world using a fair and ethical approach to allocate supply to acute patient demands based on COVID-19 data and the available critical care capacity. Following Philips’ delivery of 12,300 bundled EV300 ventilator configurations to the US Strategic National Stockpile in line with the contract signed in April 2020, the US Department of Health and Human Services cancelled the delivery of the remaining 30,700 ventilators.

Our commitment to improving lives through meaningful innovation continued in our partnership with the U.S. Department of Defense and Veterans Affairs (VA), where we are working to advance AI technology for early detection of COVID-19 and tele-critical care technologies and services. VA signed a 10-year contract, which enables it to invest up to USD 100 million with Philips to create the world’s largest tele-ICU system and extend access to intensive care expertise for veterans, regardless of their location.

We expanded our strategic relationships with local health systems, including Steward Health Care, which signed a nine-year, multi-vendor services contract with Philips, making us their strategic partner of choice. The University of Kentucky's UK HealthCare worked with Philips to power the state’s only eICU Clinical Command Center, which will help them in care provisioning for COVID-19 patients. In addition, Tampa General signed a seven-year strategic partnership with Philips to provide the hospital with new patient monitoring solutions, imaging equipment, healthcare informatics, workflow solutions and consulting.

Philips Sonicare is the sonic toothbrush brand most recommended by US dental professionals, and our Professional Teledentistry program has made it easier for consumers to maintain wellness from home through the pandemic. Philips maintains a No. 1 market share in male grooming (electric). We are also one of the leading brands in reusable baby bottles and our Pregnancy+ apps are amongst the fastest-growing for new parents.

Greater China

In 2020 we continued our efforts to provide innovative health technology solutions in support of China's national health strategy, Healthy China 2030 – the action program designed to promote the health of China's 1.4 billion people.

We signed a multi-year contract with the First Affiliated Hospital of Zhejiang University, one of China's leading hospitals, to support its expansion and upgrading. Combining clinical, research and education, this deal includes Ultrasound, Image Guided Therapy and Monitoring Analytics & Therapeutic Care solutions.

Philips helped Beijing Ditan Hospital, a top 3A hospital specially designated for COVID-19 care, to upgrade its ICU facility and capability with IntelliSpace Critical Care and Anaesthesia solutions supporting 41 ICU beds.

Philips provided cardiology solutions, including MR, Digital Subtraction Angiography and customer services, to Hong Kong Asia Heart Center, a private medical group dedicated to the treatment, rehabilitation and prevention of heart disease.

For consumers, we introduced our new SkinIQ range shaver, powered by the breakthrough Philips skin technology SkinIQ, recording record-breaking sales of 30,000 units sold on launch day on Tmall (S5000) and increasing total Male Grooming sell-out by 39% on JD (S7000). We also collaborated with Tmall Innovation Center to launch Philips’ first C2B (Consumer to Business) shaver, with 160,000 pieces selling out in a month – a new benchmark in the industry.

International Markets

In our international markets, Philips entered into many new customer partnerships, including the following:

In the United Kingdom, Philips was awarded a 7-year strategic partnership with South Tees Hospitals NHS Foundation Trust, with a workforce of around 9,000 providing a range of specialist regional services to 1.5 million people. This collaboration will utilize Philips’ innovative Vue PACS (Picture Archiving and Communication System) technology and VNA (Vendor-Neutral Archiving) capability to support the Trust in connecting and integrating imaging facilities across multiple regional locations to provide seamless image sharing. Following the outbreak of COVID-19, Philips rapidly arranged for delivery of vital health technology equipment and provided remote simulation-based training sessions that enabled life-saving techniques without putting healthcare professionals at further risk.

In Germany, Philips entered into an 8-year strategic partnership Paracelsus Clinics, offering solutions that maximize the availability of imaging systems and leverage digitalization and process optimization to realize quality and efficiency improvements. And we signed a 10-year strategic partnership with Marienhospital Stuttgart to deploy our digital healthcare solutions across multiple departments to improve patient care and efficiency.

In the Benelux, Philips and Flevo Hospital signed a 10-year strategic partnership agreement to support precision diagnosis and optimize workflows and patient pathways, while driving efficiencies and cost optimization. We also renewed our long-term partnership with Alrijne Hospital in Leiderdorp and agreed a 5-year partnership with the Franciscus Gasthuis and Vlietland hospital in Rotterdam. We worked together with Erasmus University Medical Centre, Jeroen Bosch Hospital and the Ministry of Health, Welfare and Sport to launch the COVID-19 portal – a solution to enable hospitals to digitally exchange patient data and images, when COVID-19 patients are relocated between hospitals. Some 95% of Dutch hospitals are connected to the portal.

In France, the strategic partnership signed in 2015 with Hospices Civils de Lyon (HCL) has once again proven to be productive and fruitful. During the first wave of the COVID-19 pandemic, we teamed up to develop an AI-based CT lung assessment tool, the full version of which was launched at the Radiological Society of North America event RSNA 2020.

In Spain, Philips and the Hospital San Joan de Déu in Barcelona signed an agreement to renew the pediatric surgical block, incorporating the most advanced technology for minimally invasive procedures. In this way, surgeons at the Hospital will have high-resolution images, and even augmented reality in real time, of the area on which they are operating.

In Italy, Philips successfully participated in public tenders to supply hospitals fighting the COVID-19 emergency with ICU equipment – including over 3.000 monitors in the first half of the year alone – as well as Ultrasound and Therapeutic Care devices.

In Denmark, Philips’ Clinical Collaboration Platform supports telehealth and other connectivity initiatives to increase collaboration across hospitals, empowering medical image access for over 5,000 clinicians in the Region of Southern Denmark. The Region now has a single system for storing, retrieving, and viewing clinical images across all the locations and specialties in its extensive healthcare system, serving approximately 300 radiologists and nuclear medicine specialists performing 1.5 million exams yearly.

Supporting the Swedish National Board of Health and Welfare, we sped up delivery of IntelliVue X3 monitors to meet the increased care capacity needs of Swedish hospitals in the face of COVID-19.

In Indonesia, Philips signed a seven-year strategic partnership agreement with Mandaya Royal Hospital Puri, providing a turnkey solution combining the latest innovations in enterprise diagnostic imaging, connected care and informatics, as well as service, maintenance and financing.

In South Korea, Philips secured a deal with Sejong Chungnam National University Hospital (CNUH) to provide an extensive range of Diagnostic Imaging and Image Guided Therapy solutions.

In Japan, we launched our Philips Lumify with Reacts handheld tele-ultrasound solution – with a novel subscription model – to enable powerful diagnostics at the bedside.

In Colombia, we signed our first deal for the implementation of EMR (Electronic Medical Record) and interoperability solutions with Santa Fe de Bogota Foundation. The agreement covers the replacement of its central information system with a comprehensive healthcare informatics solution with interoperable digital technology that improves its operational and administrative infrastructure, and overall patient experience.

In Turkey, Philips is a solutions partner of Basaksehir City Hospital. To help fight the pandemic, we installed more than 2,200 clinical and imaging devices across all modalities within three weeks, two months earlier than planned. We also signed a partnership agreement with one of the country's largest dental hospital chains, Dent Group.

In Saudi Arabia, Philips won a strategic deal to supply almost 3,000 patient monitors to help in the fight against COVID-19.

Supporting the increased demand for flexible ICU capacity, Philips introduced its new mobile ICUs in India. The ICUs can be furnished with a range of medical equipment, including ventilators, defibrillators, and patient monitoring.

6.5Supply chain and procurement

6.5.1Supply chain

Philips runs an Integrated Supply Chain, which encompasses supplier selection and management through procurement, manufacturing across all the industrial sites, logistics and warehousing operations, as well as demand/supply orchestration.

Striving for a balanced ‘regional vs global’ approach, the Integrated Supply Chain supports our business expansion, ensuring adequate capacity and speed while leveraging our global processes, standards and capabilities aligned with our industrial footprint strategy to become more efficient and effective.

In order to improve demand forecasting accuracy and manage inventories more efficiently, we piloted the application of artificial intelligence and machine learning in our North American operations in the Personal Health business. We achieved an improved forecast accuracy of more than 20% and better fill rates, leading to increased customer satisfaction. We are now in the process of rolling this out to the rest of the world.

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

Since 2017, Philips has been consolidating its manufacturing footprint into versatile ‘multi-modality’ manufacturing sites that produce multiple product categories and are located within or near the regions they serve, for enhanced scale, efficiency, and customer proximity. As of the end of 2020, 25 sites have been closed or divested. During the same period, Philips has acquired 10 sites. We have also started to transform our warehousing and distribution operations into a more customer-centric and agile network that is more responsive to market volatility. In the last two years, we have reduced our warehousing footprint by 28% through, among other things, consolidation and servicing of multiple businesses from a single location.

The COVID-19 pandemic has tested the resilience and ingenuity of our people and partners in every part of our integrated supply chain, as we adjusted production capacity to the fluctuations in market demand. We teamed up with partners such as KLM to establish air corridors to enable us to supply essential healthcare equipment and solutions during the lockdown periods. We worked closely with our manufacturing sites as well our suppliers to deal with local (partial) lockdowns and safeguard a reliable supply of components and parts, prioritizing delivery of critical equipment to those in need.

Philips Group

Supplier spend analysis per region

in %

2020
Western Europe	28%
North America	36%
Other mature geographies	6%
Total mature geographies	70%
Growth geographies	30%
Philips Group	100%

6.5.2Procurement

In 2020, the COVID-19 pandemic resulted in significant disruption to demand and international trade flows. Under these circumstances, the Procurement function was focused on managing uninterrupted supplies to enable Philips to provide critical life-saving healthcare equipment and solutions to our customers all over the world. For example, we had to make a steep ramp-up in the production of ventilators from 1,000 per week to 4,000 per week within a short period of 5 months. This necessitated significant investments in our own plants, as well as close cooperation with our contract manufacturers and parts suppliers, to ensure the availability of the significantly increased capacity. In certain cases, we needed to shift the supplier locations to countries where the impact of the pandemic was low.

For many components, lead times increased significantly, leading to shortages. Market prices for raw materials showed extreme volatility, falling in the first half of the year and recovering from their lows from June onwards, led by a return to manufacturing growth in China. In general, in the second half of the year the economy continued its path to recovery, with manufacturing output and new orders both rising.

6.5.3Supplier sustainability

Philips’ purpose to improve people’s lives applies throughout our value chain. An important area of focus for the Integrated Supply Chain is sustainability, and we are actively working on this together with our partners, be they suppliers or energy or logistics providers. Close cooperation with our suppliers not only helps us deliver health technology innovations, it also supports new approaches that help us minimize our environmental impact and maximize the social and economic value we create.

Since 2003 we have dedicated supplier sustainability programs as part of our sustainability strategy. We have a direct (tier 1) business relationship with approximately 3,300 product and component suppliers and 16,000 service providers. In many cases, social issues deeper in our supply chain require us to intervene beyond tier 1 of the chain.

We want to make a difference through sustainable supply management and responsible sourcing. This is more than simply managing compliance – it is about working together with our supply partners to have a positive and lasting impact. Therefore, the sustainability performance of our suppliers is fully embedded in our procurement organization and strategy.

In 2020, our focus was on further maximizing our positive impact on the supply chain. Through the Supplier Sustainability Performance program, we improved the lives of 302,000 workers in our supply chain. We also explored new ways to leverage the power of data in our sustainability engagements. Through new use-cases, we are utilizing insights from machine learning to strengthen the efficacy and effectiveness of sustainability performance at our suppliers.

Managing our large and complex supply chain in a socially and environmentally responsible way requires a structured and innovative approach, while being transparent and engaging with a wide variety of stakeholders. In 2020, our programs focused specifically on improving suppliers’ sustainability performance, responsible sourcing of minerals, and reducing the environmental footprint of our supply base.

7Financial performance

7.1Performance review

The year 2020

  Sales amounted to EUR 19.5 billion, in line with 2019 on a nominal basis. On a comparable basis*), overall sales growth was 3%, with 22% growth in the Connected Care businesses, a 2% decline in the Diagnosis & Treatment businesses, and a 4% decline in the Personal Health businesses.
  Net income amounted to EUR 1.2 billion, an increase of EUR 22 million compared to 2019, mainly due to lower net financial expenses and lower income tax expenses, partly offset by charges of EUR 144 million related to impairment of goodwill. Net income is not allocated to segments, as certain income and expense line items are recorded on a centralized basis.
  Adjusted EBITA*) amounted to EUR 2.6 billion, or 13.2% of sales, in line with 2019. The productivity programs delivered annual savings of approximately EUR 447 million and included approximately EUR 222 million procurement savings, led by the Design for Excellence (DfX) program, and approximately EUR 225 million savings from other productivity programs. While the Connected Care businesses delivered improved profit expansion, both the Diagnosis & Treatment businesses and Personal Health businesses showed a decline in Adjusted EBITA*) margin. This was primarily due to lower volumes and resulting lower factory fixed cost coverage, an adverse mix impact due to lower sales in Ultrasound and Image-Guided Therapy in the Diagnosis & Treatment businesses, and the decline in sales, partly offset by cost savings, in the Personal Health businesses.
  Operating cash flow amounted to EUR 2.8 billion, an increase of EUR 746 million, mainly due to working capital improvements, in particular better management of outstanding receivables. The 2019 figure was mainly attributable to higher earnings, partly offset by higher working capital outflows and higher tax paid. Free cash flow*) amounted to EUR 1.9 billion, compared to EUR 1.1 billion in 2019.
  In 2020, Philips completed three acquisitions, with Intact Vascular, Inc. (Intact Vascular) being the most notable.
  On January 29, 2019, Philips announced a new EUR 1.5 billion share buyback program for capital reduction purposes. As of the end of 2020, Philips had completed 50.3% of this program. Philips has executed the second half of the program through individual forward transactions with settlement dates extending into the second half of 2021.
  In January 2020, Philips announced that it would review options for future ownership of its Domestic Appliances business, part of the Personal Health segment. Philips has started the process of creating a separate legal structure for this business within the Philips Group, which is expected to be completed in the third quarter of 2021. Separation costs of EUR 42 million were incurred in 2020.

Coronavirus disease 2020 (COVID-19) outbreak

In 2020, COVID-19 affected the global economy and the company’s results. In the Diagnosis & Treatment businesses, comparable sales*) declined due to the postponement of installations and elective procedures resulting from the impact of COVID-19. In the Personal Health businesses, COVID-19 led to a decline in comparable sales*) due to lockdowns in several countries. The Connected Care businesses recorded comparable sales growth*), as our innovations in both Monitoring & Analytics and Sleep & Respiratory Care were able to help our customers combat the pandemic.

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
  During 2019 Philips sold all of its remaining shares (16.5%) in Signify (formerly Philips Lighting).

Philips Group

Key data

in millions of EUR unless otherwise stated

	2018	2019	2020
Sales	18,121	19,482	19,535
Nominal sales growth	1.9%	7.5%	0.3%
Comparable sales growth1)	4.7%	4.5%	2.5%
Income from operations	1,719	1,644	1,542
as a % of sales	9.5%	8.4%	7.9%
Financial expenses, net	(213)	(117)	(44)
Investments in associates, net of income taxes	(2)	1	(9)
Income tax expense	(193)	(337)	(284)
Income from continuing operations	1,310	1,192	1,205
Discontinued operations, net of income taxes	(213)	(19)	(10)
Net income	1,097	1,173	1,195
Adjusted EBITA1)	2,366	2,563	2,570
as a % of sales	13.1%	13.2%	13.2%
Income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted3)	1.37	1.27	1.31
Adjusted income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted1)3)4)	1.72	1.98	1.98
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.2)Shareholders in this table refers to shareholders of Koninklijke Philips N.V.3)Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019. Further reference is made to Earnings per share. 4)The comparative figures have been restated to conform to the revised definitions. Refer to the Reconciliation of non-IFRS information.
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.1Results of operations

Sales

The composition of sales growth in percentage terms in 2020, compared to 2019 and 2018, is presented in the following table.

Philips Group

Sales

in millions of EUR unless otherwise stated

	2018	2019	2020
Diagnosis & Treatment businesses	7,726	8,485	8,175
Nominal sales growth	4.9%	9.8%	(3.7)%
Comparable sales growth1)	6.6%	5.5%	(2.3)%

Connected Care businesses	4,341	4,674	5,564
Nominal sales growth	0.2%	7.7%	19.1%
Comparable sales growth1)	2.7%	3.1%	22.0%

Personal Health businesses	5,524	5,854	5,407
Nominal sales growth	(2.8)%	6.0%	(7.6)%
Comparable sales growth1)	2.3%	5.0%	(4.2)%

Other	530	469	389
Philips Group	18,121	19,482	19,535
Nominal sales growth	1.9%	7.5%	0.3%
Comparable sales growth1)	4.7%	4.5%	2.5%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Group sales amounted to EUR 19,535 million in 2020, in line with 2019 on a nominal basis. Adjusted for a 2.2% negative currency effect and consolidation impact, comparable sales*) increased by 3%. The negative currency effect was mainly due to depreciation of currencies against the euro and affected all business segments.

Group sales amounted to EUR 19,482 million in 2019, 8% higher on a nominal basis. Adjusted for a 3.0% positive currency effect and consolidation impact, comparable sales*) were 4.5% above 2018. The positive currency effect is mainly driven by the appreciation of the US dollar against the euro.

Diagnosis & Treatment businesses

In 2020, sales amounted to EUR 8,175 million, 4% lower than in 2019 on a nominal basis. Excluding a 1.4% negative currency effect and consolidation impact, comparable sales*) decreased by 2%, as low-single-digit growth in Diagnostic Imaging, was more than offset by a high-single-digit decline in Image-Guided Therapy and Ultrasound due to the postponement of installations and elective procedures resulting from the impact of COVID-19.

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

Connected Care businesses

In 2020, sales amounted to EUR 5,564 million, 19% higher than in 2019 on a nominal basis. Excluding a 2.9% negative currency effect and consolidation impact, comparable sales*) increased by 22%, with double-digit growth in both Monitoring & Analytics and Sleep & Respiratory Care, as our innovations in these therapeutic areas were able to help our customers combat the pandemic.

In 2019, sales amounted to EUR 4,674 million, 8% higher on a nominal basis compared to 2018. Excluding a 4.6% positive currency effect and consolidation impact, comparable sales*) increased by 3%, with low-single-digit growth in Sleep & Respiratory Care and Monitoring & Analytics. The positive currency effect is mainly driven by the appreciation of the US dollar against the euro.

Personal Health businesses

In 2020, sales amounted to EUR 5,407 million, 8% lower than in 2019 on a nominal basis. Excluding a 3.4% negative currency effect and consolidation impact, comparable sales*) decreased by 4%, driven by a mid-single-digit decline in Personal Care, and a high-single-digit decline in Oral Healthcare, mainly caused by lockdowns in several countries.

In 2019, sales amounted to EUR 5,854 million, 6% higher on a nominal basis compared to 2018. Excluding a 0.9% positive currency effect and consolidation impact, comparable sales*) were 5% higher year-on-year, driven by double-digit growth in Oral Healthcare.

Other

In 2020, sales amounted to EUR 389 million, compared to EUR 469 million in 2019. The decrease was mainly due to lower royalty income.

In 2019, sales amounted to EUR 469 million, compared to EUR 530 million in 2018. The decrease was mainly due to lower royalty income and the divestment of the Photonics business in Q1 2019.

Performance per geographic cluster

Philips Group

Sales by geographic area

in millions of EUR unless otherwise stated

	2018	2019	2020
Western Europe	3,990	4,134	4,613
North America	6,338	6,951	6,949
Other mature geographies	1,892	1,905	1,860
Total mature geographies	12,221	12,990	13,422
Nominal sales growth	2.5%	6.3%	3.3%
Comparable sales growth1)	3.3%	2.1%	3.9%
Growth geographies	5,901	6,492	6,113
Nominal sales growth	0.7%	10.0%	(5.8)%
Comparable sales growth1)	7.6%	9.6%	(0.3)%
Philips Group	18,121	19,482	19,535
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in mature geographies in 2020 were 3% higher than in 2019 on a nominal basis and 4% higher on comparable basis*). Sales in Western Europe were 12% higher year-on-year on a nominal basis and 11% higher on a comparable basis*), with double-digit growth in the Connected Care businesses and Personal Health businesses, partly offset by a low-single-digit decline in the Diagnosis & Treatment businesses. Sales in North America were in line with 2019 on a nominal basis, and increased 2% on a comparable basis*), as double-digit growth in the Connected Care businesses and low-single-digit growth in the Personal Health businesses were largely offset by a high-single-digit decline in the Diagnosis & Treatment businesses. Sales in other mature geographies decreased by 2% on both a nominal and comparable basis*). Double-digit comparable sales growth*) in the Connected Care businesses was more than offset by a double-digit decline in the Personal Health businesses and a low-single-digit decline in the Diagnosis & Treatment businesses.

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

Sales in growth geographies in 2020 decreased by 6% on a nominal basis, mainly due to depreciation of their currencies against the euro, but were in line with 2019 on a comparable basis*), with double-digit growth in the Connected Care businesses and mid-single-digit growth in the Diagnosis & Treatment businesses offset by a double-digit decline in the Personal Health businesses. The flat year-on-year comparable sales growth*) was driven by double-digit growth in Central & Eastern Europe and Russia & Central Asia and high-single-digit growth in Latin America, offset by a high-single-digit decline in China.

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

	2018	2019	2020
Western Europe	1,557	1,586	1,589
North America	2,879	3,214	2,931
Other mature geographies	797	851	835
Total mature geographies	5,232	5,651	5,355
Growth geographies	2,494	2,834	2,820
Sales	7,726	8,485	8,175
Nominal sales growth	5%	10%	(4)%
Comparable sales growth1)	7%	5%	(2)%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

From a geographic perspective, nominal sales in growth geographies were in line with 2019, while comparable sales*) showed mid-single-digit growth, driven by double-digit growth in China, Russia & Central Asia and Central & Eastern Europe, partly offset by India and Middle East & Turkey. Sales in mature geographies showed a mid-single-digit decrease on a nominal and comparable basis*). Comparable sales*) declined, with a low-single-digit decline in Western Europe and a high-single-digit decline in North America.

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

	2018	2019	2020
Western Europe	751	782	1,118
North America	2,448	2,624	2,882
Other mature geographies	580	646	723
Total mature geographies	3,779	4,052	4,724
Growth geographies	562	622	840
Sales	4,341	4,674	5,564
Nominal sales growth	0%	8%	19%
Comparable sales growth1)	3%	3%	22%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

From a geographic perspective, sales on a nominal basis increased by 35% in growth geographies in 2020 and on a comparable basis*) showed double-digit growth, with double-digit growth across all regions. Sales in mature geographies increased by 17% on a nominal basis and showed double-digit growth on a comparable basis*), with double-digit growth across all regions.

From a geographic perspective, sales on a nominal basis increased by 11% in growth geographies in 2019, and on a comparable basis*) showed high-single-digit growth, with double-digit growth in China and mid-single-digit growth in Latin America. Sales in mature geographies decreased by 7% on a nominal basis and showed low-single-digit growth on a comparable basis*), with mid-single-digit growth in other mature geographies and low-single-digit growth in Western Europe and North America.

Personal Health businesses

Philips Group

Personal Health businesses sales

in millions of EUR unless otherwise stated

	2018	2019	2020
Western Europe	1,516	1,604	1,758
North America	945	1,003	996
Other mature geographies	334	367	299
Total mature geographies	2,795	2,974	3,052
Growth geographies	2,730	2,880	2,355
Sales	5,524	5,854	5,407
Nominal sales growth	(3)%	6%	(8)%
Comparable sales growth1)	2%	5%	(4)%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in growth geographies decreased 18% on a nominal basis in 2020, and on a comparable basis*) showed a double-digit decline, which was attributable to China. Sales in mature geographies increased 3% on a nominal basis, and on a comparable basis*) showed mid-single-digit growth, driven by double-digit growth in Western Europe, partly offset by other mature geographies.

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

Cost of sales

Philips Group

Cost of sales components

in millions of EUR unless otherwise stated

	2018	as a % of sales	2019	as a % of sales	2020	as a % of sales
Costs of materials used	4,826	26.6%	5,321	27.3%	5,240	26.8%
Salaries and wages	2,132	11.8%	2,311	11.9%	2,362	12.1%
Depreciation and amortization	447	2.5%	572	2.9%	622	3.2%
Other manufacturing costs	2,162	11.9%	2,403	12.3%	2,530	12.9%
Cost of sales	9,568	52.8%	10,607	54.4%	10,754	55.0%

Cost of sales includes only expenses directly or indirectly attributable to the production process, such as cost of materials used, salaries and wages, depreciation and amortization of assets used in manufacturing, and other manufacturing costs (such as repair and maintenance costs related to production, expenses incurred for shipping and handling of internal movements of goods, and other expenses related to manufacturing).

Philips’ cost of sales increased by EUR 147 million to EUR 10,754 million in 2020, compared to EUR 10,607 million in 2019. Expressed as a percentage of sales, this represented an increase to 55.0% of sales in 2020 from 54.4% of sales in 2019.

Costs of materials used decreased by EUR 81 million, mainly due to procurement savings of EUR 222 million and a positive foreign currency impact. This was partly offset by higher volume.

Salaries and wages in 2020 increased by EUR 51 million, driven by acquisitions and higher volume, partly offset by productivity measures.

Depreciation and amortization in 2020 increased by EUR 50 million, mainly due to an impairment of a technology asset of EUR 92 million in 2020, compared to EUR 50 million in 2019.

Other manufacturing costs increased by EUR 127 million in 2020, mainly due to a provision of EUR 38 million related to legal matters and charges of EUR 34 million due to changes in ventilator demand.

Gross margin

In 2020, Philips’ gross margin was EUR 8,781 million, or 45.0% of sales, compared to EUR 8,875 million, or 45.6% of sales, in 2019. The year-on-year decrease in gross margin was mainly driven by a EUR 70 million decrease in IP royalty income, as well as lower coverage of fixed costs in our industrial base, mainly due to the impact of COVID-19.

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

Selling expenses

Selling expenses amounted to EUR 4,606 million, or 23.6% of sales, in 2020, compared to EUR 4,682 million, or 24.0% of sales, in 2019. The year-on-year decrease in selling expenses of EUR 76 million was driven by savings from productivity improvements, a positive foreign currency impact and lower restructuring costs, partly offset by costs from new acquisitions. Selling expenses in 2020 include EUR 141 million of restructuring, acquisition-related and other charges, compared to EUR 158 million in 2019.

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

General and administrative expenses

General and administrative expenses amounted to EUR 668 million, or 3.4% of sales, in 2020, compared to EUR 631 million, or 3.2% of sales, in 2019. The year-on-year increase of EUR 37 million in general and administrative expenses was mainly driven by charges related to the separation of the Domestic Appliances business of EUR 37 million. Higher restructuring, acquisition-related and other charges were largely offset by savings from productivity programs.

General and administrative expenses amounted to EUR 631 million, or 3.2% of sales, in 2019, compared to EUR 631 million, or 3.5% of sales, in 2018. 2019 included EUR 24 million of restructuring, acquisition-related and other charges, compared to EUR 30 million in 2018.

Research and development expenses

Research and development costs were EUR 1,915 million, or 9,8% of sales, in 2020, compared to EUR 1,884 million, or 9.7% of sales, in 2019. The year-on-year increase of EUR 31 million was mainly driven by impairments of technology assets in the Connected Care businesses and Diagnosis & Treatment businesses totaling EUR 54 million, offset by lower restructuring and acquisition-related costs and other charges. 2020 includes EUR 132 million of restructuring, acquisition-related and other charges, compared to EUR 151 million in 2019.

Research and development costs were EUR 1,884 million, or 9,7% of sales, in 2019, compared to EUR 1,759 million, or 9.7% of sales, in 2018. Research and development costs in 2019 included EUR 151 million of restructuring, acquisition-related and other charges, compared to EUR 76 million in 2018. 2019 includes EUR 92 million related to an impairment of development costs. 2018 also included EUR 12 million of charges related to the Consent Decree.

Philips Group

Research and development expenses

in millions of EUR unless otherwise stated
	2018	2019	2020
Diagnosis & Treatment	801	928	891
Connected Care	424	465	550
Personal Health	300	302	293
Other	235	189	181
Philips Group	1,759	1,884	1,915
As a % of sales	9.7%	9.7%	9.8%

Net income, Income from operations (EBIT) and Adjusted EBITA*)

Net income is not allocated to segments, as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

The overview below shows Income from operations and Adjusted EBITA*) according to the 2020 segment classifications.

Philips Group

Income from operations and Adjusted EBITA 1)

in millions of EUR unless otherwise stated

	Income from operations	as a % of sales	Adjusted EBITA1)	as a % of sales
2020
Diagnosis & Treatment	495	6.1%	816	10.0%
Connected Care	708	12.7%	1,195	21.5%
Personal Health	619	11.4%	704	13.0%
Other	(280)		(145)
Philips Group	1,542	7.9%	2,570	13.2%
2019
Diagnosis & Treatment	660	7.8%	1,078	12.7%
Connected Care	267	5.7%	618	13.2%
Personal Health	844	14.4%	943	16.1%
Other	(127)		(76)
Philips Group	1,644	8.4%	2,563	13.2%
2018
Diagnosis & Treatment	629	8.1%	872	11.3%
Connected Care	399	9.2%	662	15.2%
Personal Health	796	14.4%	860	15.6%
Other	(105)		(28)
Philips Group	1,719	9.5%	2,366	13.1%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Net income increased by EUR 22 million compared to 2019, mainly due to lower net financial expenses and lower income tax expenses, partly offset by charges of EUR 144 million related to impairment of goodwill.

Income from operations in 2020 amounted to EUR 1,542 million, or 7.9% of sales, compared to EUR 1,644 million, or 8.4% of sales, in 2019.

Amortization and goodwill impairment charges in 2020 were EUR 525 million and include a charge of EUR 144 million related to an impairment of goodwill in the Connected Care segment and amortization charges of EUR 92 million related to an impairment of a technology asset. 2019 amortization and goodwill impairment charges were EUR 447 million and included a EUR 147 million impairment of acquired intangible assets.

Restructuring, acquisition-related and other charges in 2020 were EUR 504 million and include EUR 209 million of restructuring charges, EUR 95 million of acquisition-related charges offset by a EUR 101 million gain related to the release of a contingent consideration liability, EUR 31 million related to impairments of capitalized development costs, EUR 43 million charges due to changes in ventilator demand, EUR 42 million of separation costs related to the Domestic Appliances business, a EUR 38 million provision related to legal matters, and EUR 21 million related to pension liability de-risking in the US. 2019 charges were EUR 471 million and included EUR 249 million of restructuring charges (of which EUR 39 million related to impairments of capitalized development costs), EUR 69 million of acquisition-related charges, EUR 22 million charges related to legal matters, EUR 60 million related to an impairment of capitalized development costs, and EUR 44 million of charges related to the Consent Decree, partly offset by a gain of EUR 64 million related to a divestment.

Adjusted EBITA*) in 2020 increased by EUR 7 million to EUR 2,570 million, or 13.2% of sales.

The 2020 performance resulted in an increase in Income from continuing operations attributable to shareholders per common share (in EUR) - diluted of 3%, from EUR 1.27 in 2019 to EUR 1.31 in 2020. Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted*) amounted to EUR 1.98 and was in line with 2019.

Net income increased by EUR 76 million compared to 2018, mainly due to improvements in operational performance, lower net financial expenses and lower charges related to discontinued operations, partly offset by higher income tax expense and charges of EUR 97 million related to impairment of goodwill.

In 2019, Income from operations amounted to EUR 1,644 million, or 8.4% of sales, a decrease of EUR 75 million year-on-year. Restructuring, acquisition-related and other charges amounted to EUR 471 million, compared to EUR 299 million in 2018. 2019 includes a gain of EUR 64 million related to a divestment, charges of EUR 99 million related to an impairment of capitalized development costs, a charge related to a litigation provision, charges related to the Consent Decree of EUR 44 million and a provision of EUR 22 million related to legal matters. 2018 included a gain of EUR 43 million related to a divestment. 2018 also included: EUR 56 million of charges related to the Consent Decree; EUR 18 million of the total EUR 30 million provision related to the conclusion of the European Commission investigation into retail pricing, of which the other EUR 12 million was recognized in Discontinued operations.

Adjusted EBITA*) in 2019 amounted to EUR 2,563 million, or 13.2% of sales, and improved by EUR 197 million, or 10 basis points as a percentage of sales, compared to 2018, mainly due to sales growth and productivity, partly offset by lower IP royalty income, tariffs and investments.

The 2019 performance resulted in a decrease in Income from continuing operations attributable to shareholders per common share (in EUR) - diluted of 7% from EUR 1.39 in 2018 to EUR 1.30 in 2019. Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted*) increased by 15% from EUR 1.76 in 2018 to EUR 2.02 in 2019.

Diagnosis & Treatment businesses

Income from operations in 2020 decreased to EUR 495 million, compared to EUR 660 million in 2019. This was primarily due to lower volumes resulting in lower factory fixed cost coverage, and an adverse mix impact as a result of lower sales in the higher-margin businesses of Ultrasound and Image-Guided Therapy due to the impact of COVID-19. These factors also impacted Adjusted EBITA*), which was 10.0% of sales in 2020.

Amortization and goodwill impairment charges in 2020 were EUR 209 million and include EUR 92 million of charges related to an impairment of a technology asset in Image-Guided Therapy. 2019 charges were EUR 196 million and included a EUR 69 million impairment of acquired intangible assets.

Restructuring, acquisition-related and other charges in 2020 were EUR 112 million and include EUR 57 million restructuring charges, EUR 73 million of acquisition-related charges offset by a EUR 101 million gain related to the release of a contingent consideration liability, EUR 38 million related to legal matters, a EUR 31 million impairment of capitalized development costs. 2019 charges were EUR 222 million and included EUR 107 million of restructuring charges (of which EUR 39 million related to impairments of capitalized development costs), EUR 42 million of acquisition-related charges and EUR 60 million related to an impairment of capitalized development costs.

Income from operations in 2019 increased to EUR 660 million compared to EUR 629 million in 2018. The year 2019 included EUR 196 million of charges related to amortization and a goodwill impairment, compared to EUR 98 million of amortization charges in 2018. 2019 includes a charge of EUR 19 million related to an impairment of goodwill; the amortization charges mainly relate to intangible assets in Image-Guided Therapy. Restructuring, acquisition-related and other charges to improve productivity were EUR 222 million, compared to EUR 146 million in 2018. 2019 includes charges of EUR 99 million related to impairments of capitalized development costs.

Adjusted EBITA*) in 2019 amounted to EUR 816 million, or 12.7% of sales, and improved mainly due to sales growth and productivity, partly offset by investments and tariffs.

Connected Care businesses

Income from operations in 2020 increased to EUR 708 million, compared to EUR 267 million in 2019. This was mainly due to operating leverage and productivity programs, which more than offset investments to ramp up production. These factors also impacted Adjusted EBITA*), which was 21.5% of sales in 2020.

Amortization and goodwill impairment charges in 2020 were EUR 278 million and include EUR 144 million impairment of goodwill related to the Population Health Management business. 2019 charges were EUR 219 million and included a charge of EUR 78 million impairment of goodwill related to the Population Health Management business.

Restructuring, acquisition-related and other charges in 2020 were EUR 209 million and include restructuring charges of EUR 76 million, acquisition-related charges of EUR 22 million, and charges of EUR 43 million due to changes in ventilator demand. 2019 charges were EUR 131 million and included restructuring charges of EUR 38 million, acquisition-related charges of EUR 26 million, and EUR 44 million of charges related to the Consent Decree.

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

Adjusted EBITA*) in 2019 amounted to EUR 618 million, or 13.2% of sales, and decreased mainly due to tariffs, an adverse currency impact, mix and higher material costs..

Personal Health businesses

Income from operations in 2020 decreased to EUR 619 million, compared to EUR 844 million in 2019. This was mainly due to a decline in sales, partly offset by cost savings. These factors also impacted Adjusted EBITA*), which was 13.0% of sales.

Amortization and goodwill impairment charges in 2020 were EUR 20 million and include amortization charges related to intangible assets in Mother & Child Care and Domestic Appliances. 2019 charges were EUR 25 million and included amortization charges related to intangible assets in Mother & Child Care and Domestic Appliances.

Restructuring, acquisition-related and other charges in 2020 were EUR 65 million and include restructuring charges of EUR 40 million. 2019 charges were EUR 73 million and included restructuring charges of EUR 50 million and a provision of EUR 22 million related to legal matters.

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

Adjusted EBITA*) in 2019 amounted to EUR 943 million, or 16.1% of sales, and improved mainly due to sales growth, a positive mix impact and productivity, partly offset by tariffs.

Other

In Other we report on the items Innovation, IP Royalties, Central costs and Other.

Income from operations in 2020 was EUR (280) million, compared to EUR (127) million in 2019. The Adjusted EBITA*) in 2020 was EUR (145) million, compared to EUR (76) million in 2019. The income from operations and the Adjusted EBITA*) were impacted mainly by lower royalty income and charges related to movements in environmental provisions.

Restructuring, acquisition-related and other charges in 2020 were EUR 118 million and include restructuring charges of EUR 37 million, EUR 42 million of separation costs related to the Domestic Appliances business, and EUR 21 million related to pension liability de-risking in the US. 2019 charges were EUR 43 million and included restructuring charges of EUR 54 million and a gain of EUR 64 million related to a divestment.

In 2019, Income from operations totaled EUR (127) million, compared to EUR (105) million in 2018. Restructuring, acquisition-related and other charges amounted to EUR 43 million, compared to EUR 2 million in 2018. 2019 includes a gain of EUR 64 million related to a divestment and a charge related to a litigation provision, while 2018 included a gain of EUR 43 million related to a divestment.

Adjusted EBITA*) in 2019 decreased by EUR 48 million, mainly due to charges related to movements in environmental provisions and other non-recurring items.

Financial income and expenses

A breakdown of Financial income and expenses is presented in the following table.

Philips Group

Financial income and expenses

in millions of EUR

	2018	2019	2020
Interest expense (net)	(157)	(169)	(159)
Sale of securities	6	2	2
Impairments	-	-	-
Other	(62)	50	113
Financial income and expenses	(213)	(117)	(44)

Net financial expenses decreased by EUR 73 million year-on-year, mainly due to a gain from the increase in value of our investments in limited life funds, while 2019 included dividend income and fair value gains of EUR 67 million. For further information, refer to Financial income and expenses.

Net financial expenses decreased by EUR 96 million year-on-year, mainly due to dividend income from investments, while 2018 included financial charges of EUR 46 million related to bond redemptions. For further information, refer to Financial income and expenses.Financial income and expenses

Income taxes

Income taxes amounted to EUR 284 million. The effective income tax rate in 2020 was 19.0% compared to 22.1% in 2019, mainly due to one-off non-cash benefits from a decrease in tax rate, and higher non-taxable results from participations, partly offset by lower non-cash benefits from business integration, compared to 2019. For 2021, we expect our effective tax rate to be within the 24%-26% range, depending on the geographical mix of taxable income.

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

Investment in associates

Results related to investments in associates decreased from a gain of EUR 1 million in 2019 to a loss of EUR 9 million in 2020, as the majority of associates recorded a loss in 2020.

Results related to investments in associates improved from a loss of EUR 2 million in 2018 to EUR 1 million in 2019.

Discontinued operations

Philips Group

Discontinued operations, net of income taxes

in millions of EUR

	2018	2019	2020
Signify, formerly Philips Lighting	(198)
The combined Lumileds and Automotive businesses	12		(1)
Other	(27)	(19)	(9)
Net income of Discontinued operations	(213)	(19)	(10)

In 2020 and 2019, Discontinued operations consists primarily of certain other divestments that were reported as discontinued operations.

Discontinued operations in 2018 mainly included dividends received of EUR 32 million and a EUR 218 million loss related to a value adjustment of the remaining interest in Signify.

For further information, refer to Discontinued operations and assets classified as held for sale.

Non-controlling interests

Net income attributable to non-controlling interests increased from EUR 5 million in 2019 to EUR 8 million in 2020.

Net income attributable to non-controlling interests decreased from EUR 7 million in 2018 to EUR 5 million in 2019.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.2Restructuring and acquisition-related charges and goodwill impairment charges

Philips Group

Restructuring and related charges

in millions of EUR

	2018	2019	2020
Restructuring and related charges per segment:
Diagnosis & Treatment	74	107	57
Connected Care	40	38	76
Personal Health	14	50	40
Other	31	54	37
Philips Group	159	249	209

Cost breakdown of restructuring and related charges:
Provision for Personnel lay-off costs	99	140	86
Restructuring-related asset impairment	21	44	58
Other restructuring-related costs	39	65	65
Philips Group	159	249	209

In 2020, the most significant restructuring projects impacted the Connected Care and Diagnosis & Treatment segments and mainly took place in the Netherlands, US and Germany. The restructuring mainly comprised product portfolio rationalization and the reorganization of global support functions.

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

Philips Group

Acquisition-related charges

in millions of EUR

	2018	2019	2020
Diagnosis & Treatment	72	42	(28)
Connected Care	26	26	22
Personal Health	1	1	-
Other		-	-
Philips Group	99	69	(6)

In 2020, acquisition-related charges amounted to a gain of EUR 6 million. The Diagnosis & Treatment businesses recorded a gain of EUR 28 million, mainly related to a gain of EUR 101 million on the release of a contingent consideration liability, partly offset by charges related to the acquisitions of the Healthcare Information Systems business of Carestream Health and Spectranetics.

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

In addition to the annual goodwill-impairment tests for Philips, trigger-based impairment tests were performed during the years 2020, 2019 and 2018, resulting in EUR 144 million goodwill impairment in 2020, EUR 97 million goodwill impairment in 2019 and no impairment for 2018. The goodwill impairment recorded in 2020 relates to an impairment of goodwill, mainly due to revisions to the financial forecast of our Personal Emergency Response System business as a result of lower demand in the Connected Care businesses.

Goodwill impairment charges

Annual goodwill-impairment tests were performed, which resulted in a EUR 144 million goodwill impairment charge, mainly due to revisions to the financial forecast of our Personal Emergency Response System business as a result of lower demand.

For further information on the goodwill sensitivity analysis, please refer to Goodwill.

7.1.3Acquisitions and divestments

Acquisitions

In 2020, Philips completed three acquisitions, with Intact Vascular, Inc. (Intact Vascular) being the most notable. It also announced the planned acquisitions of BioTelemetry, which was completed on February 9, 2021, and Capsule Technologies. Acquisitions in 2020 and prior years led to acquisition and post-merger integration charges of a gain of EUR 28 million in the Diagnosis & Treatment businesses and charges of EUR 22 million in the Connected Care businesses.

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

Divestments

Philips did not complete any divestments in 2020.

Philips completed two divestments in 2019, which resulted in an aggregated cash consideration of EUR 122 million and a gain of EUR 62 million. The most notable divestment was the Photonics business in Germany.

Philips completed one divestment in 2018. The divestment involved an aggregated consideration of EUR 58 million and resulted in a gain of EUR 44 million. In 2014, Philips announced its plan to sharpen its strategic focus by establishing two standalone companies focused on the HealthTech and Lighting opportunities respectively. After establishing a standalone structure for the lighting activities within the Philips Group, Philips Lighting (renamed Signify in 2018) was listed and started trading on Euronext in Amsterdam under the symbol ‘LIGHT’ on May 27, 2016. Through a series of Accelerated bookbuild offerings (in total five) and open market sales in the course of 2017, 2018 and 2019, Philips’ shareholding was reduced to nil in September 2019.

For details, please refer to Acquisitions and divestments.

7.1.4Changes in cash and cash equivalents, including cash flows

The movements in cash and cash equivalents for the years ended December 31, 2018, 2019 and 2020 are presented and explained below:

Philips Group

Condensed consolidated cash flows statements

in millions of EUR

	2018	2019	2020
Beginning cash and cash equivalents balance	1,939	1,688	1,425
Net cash flows from operating activities	1,780	2,031	2,777
Net capital expenditures	(796)	(978)	(924)
Free cash flow1)	984	1,053	1,852
Other cash flows from investing activities	(690)	376	(391)
Treasury shares transactions	(948)	(1,318)	(298)
Changes in debt	160	109	783
Dividend paid to shareholders of the Company	(401)	(453)	(1)
Other cash flow items	(3)	(4)	(57)
Net cash flows discontinued operations	647	(25)	(88)
Ending cash and cash equivalents balance	1,688	1,425	3,226
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Net cash flows from operating activities

Net cash flows from operating activities amounted to EUR 2,777 million in 2020, compared to EUR 2,031 million in 2019. This increase is mainly due to working capital improvements, in particular better management of receivables. Free cash flow*) amounted to EUR 1,852 million in 2020, compared to EUR 1,053 million in 2019.

Net cash flows from operating activities amounted to EUR 2,031 million in 2019, compared to EUR 1,780 million in 2018. Free cash flow*) amounted to EUR 1,053 million in 2019, compared to EUR 984 million in 2018.

Net cash flows from investing activities

In 2020, other cash flows from investing activities amounted to a cash outflow of EUR 391 million, mainly due to the acquisition of Intact Vascular for EUR 241 million and investments in other non-current financial assets.

In 2019, other cash flows from investing activities amounted to a cash inflow of EUR 376 million, mainly due to proceeds from the sale of the remaining Signify shares of EUR 549 million and net cash proceeds from divestment of businesses amounting to EUR 146 million, received mainly from divested businesses held for sale. Other investing activities mainly included acquisition of businesses (including acquisition of investments in associates) of EUR 255 million and EUR 166 million net cash used for foreign exchange derivative contracts related to activities for Group liquidity management.

In 2018, other cash flows from investing activities amounted to a cash outflow of EUR 690 million, mainly due to acquisition of businesses (including acquisition of investments in associates) amounting to EUR 628 million. EPD was the biggest acquisition in 2018, resulting in a cash outflow of EUR 273 million, including the subsequent payments. Net cash proceeds from divestment of businesses amounted to EUR 70 million and were received mainly from divested businesses held for sale. Other investing activities mainly included EUR 177 million net cash used for foreign exchange derivative contracts related to activities for Group liquidity management.

Net cash flows from financing activities

In 2020, treasury shares transactions mainly included the share buyback activities, which resulted in EUR 298 million net cash outflow. The 2019 dividend was distributed in July 2020 fully in shares. Changes in debt included EUR 991 million cash inflow from the issuance of two new bonds under the EMTN program, partly offset by outflows related to lease payments.

In 2019, treasury shares transactions mainly included the share buyback activities, which resulted in EUR 1,318 million net cash outflow. Philips' shareholders were given EUR 775 million including costs in the form of a dividend; the cash portion of the dividend amounted to EUR 453 million. Changes in debt mainly included the net proceeds from the Green Innovation Bond issued of EUR 744 million, partly offset by outflows related to bond maturity of EUR 500 million and lease payments.

In 2018, treasury shares transactions mainly included the share buy-back activities, which resulted in EUR 948 million net cash outflow. Philips’ shareholders were given EUR 738 million in the form of a dividend, of which the cash portion of the dividend amounted to EUR 401 million. Changes in debt mainly included EUR 866 million cash outflow related to the bond redemption and EUR 990 million cash inflow from bonds issued.

Net cash provided by (used for) discontinued operations

Philips Group

Net cash provided by (used for) discontinued operations

in millions of EUR

	2018	2019	2020
Net cash provided by (used for) operating activities	(15)	(11)	(88)
Net cash provided by (used for) investing activities	662	(14)
Net cash provided by (used for) discontinued operations	647	(25)	(88)

In 2020, net cash used for discontinued operations mainly related to advance income tax payments amounting to EUR 78 million for which Philips expects to get a refund.

In 2019, net cash used for discontinued operations consisted primarily of a divestment formerly reported as discontinued operations.

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

7.1.5Financing

Condensed consolidated balance sheets for the years 2018, 2019 and 2020 are presented below:

Philips Group

Condensed consolidated balance sheets

in millions of EUR

	2018	2019	2020
Intangible assets	12,093	12,120	11,012
Property, plant and equipment	1,712	2,866	2,682
Inventories	2,674	2,773	2,993
Receivables	4,344	4,909	4,537
Assets classified as held for sale	87	13	173
Other assets	3,421	2,910	3,091
Payables	(3,957)	(3,820)	(3,854)
Provisions	(2,151)	(2,159)	(1,980)
Liabilities directly associated with assets held for sale	(12)	-	(30)
Other liabilities	(2,962)	(2,965)	(3,015)
Net asset employed	15,249	16,647	15,609

Cash and cash equivalents	1,688	1,425	3,226
Debt	(4,821)	(5,447)	(6,934)
Net debt1)	(3,132)	(4,022)	(3,708)
Non-controlling interests	(29)	(28)	(31)
Shareholders' equity	(12,088)	(12,597)	(11,870)
Financing	(15,249)	(16,647)	(15,609)
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.6Debt position

Total debt outstanding at the end of 2020 was EUR 6,934 million, compared with EUR 5,447 million at the end of 2019.

Philips Group

Balance sheet changes in debt

in millions of EUR

	2018	2019	2020
Additional leases under IFRS16		(1,059)	(132)
New borrowings/repayments short-term debt	(34)	(23)	(16)
New borrowings long-term debt	(1,287)	(847)	(1,065)
Repayments long-term debt	1,161	761	298
Forward contracts	124	706	(793)
Currency effects, consolidation changes and other	(70)	(170)	221
Transfer to liabilities classified as held for sale		6
Changes in debt	(105)	(626)	(1,487)

In 2020, total debt increased by EUR 1,487 million compared to 2019. New borrowings of long-term debt include the net proceeds of EUR 991 million from the issuance of two new bonds under the EMTN program in 2020. Repayments of long-term debt amounted to EUR 298 million, mainly due to the repayment of leases. Changes in payment obligations from forward contracts are mainly related to the forward contracts entered into of EUR 745 million to complete the remainder of the EUR 1.5 billion share buyback program announced on January 29, 2019. In addition, Philips entered into forward contracts of a total amount of EUR 174 million in 2020 related to the long-term incentive and employee stock purchase plans announced on January 29, 2020, and a total amount of EUR 126 million of forward contracts matured relating to the company's long-term incentive and employee stock purchase plans announced on October 22, 2018. These payment obligations are recorded as financial liabilities under long-term debt. Other changes, mainly resulting from currency effects, led to a decrease of EUR 221 million.

In 2019, total debt increased by EUR 626 million compared to 2018. Total debt at December 31, 2019 included additional lease liabilities of EUR 1,059 million which were recorded following the adoption of IFRS 16 lease accounting in 2019; this did not have a cash impact. New borrowings of long-term debt included the net proceeds from the issuance of the Green Innovation Bond of EUR 744 million. Repayments of long-term debt amounted to EUR 761 million, mainly due to the repayment of a EUR 500 million bond at its scheduled maturity. Changes in payment obligations from forward contracts were mainly related to maturing forward contracts for the completed 2017 share buyback program and the share repurchase program announced in November 2018. These payment obligations were recorded as financial liabilities under long-term and short-term debt. Other changes, mainly resulting from currency effects, led to an increase of EUR 170 million.

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

At the end of 2020, long-term debt as a proportion of the total debt stood at 82.3% with an average remaining term (including current portion) of 6.3 years, compared to 91% and 8.0 years respectively at the end of 2019.

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

7.1.7Liquidity position

As of December 31, 2020, including the cash position (cash and cash equivalents), as well as its EUR 1 billion committed revolving credit facility, the Philips Group had access to available liquidity of EUR 4,226 million, versus gross debt (including short and long-term) of EUR 6,934 million.

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

Philips Group

Liquidity position

in millions of EUR

	2018	2019	2020
Cash and cash equivalents	1,688	1,425	3,226
Committed revolving credit facilities/CP program	1,000	1,000	1,000
Liquidity	2,688	2,425	4,226
Listed equity investments at fair value	476	15	17
Short-term debt	(1,394)	(508)	(1,229)
Long-term debt	(3,427)	(4,939)	(5,705)
Net available liquidity resources	(1,656)	(3,007)	(2,691)

Philips has a EUR 1 billion committed revolving credit facility which was signed in April 2017 and will expire in April 2024. The facility can be used for general group purposes, such as a backstop of its Commercial Paper Program.

The Commercial Paper Program amounts to USD 2.5 billion, under which Philips can issue commercial paper up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. As of December 31, 2020, Philips did not have any loans outstanding under these facilities.

During the year 2020, Philips established a Euro Medium – Term Note (EMTN) program which facilitates the issuance of notes for a total amount of up to EUR 10.0 billion. As of December 31, 2020, Philips had issued bonds amounting to EUR 1 billion under the program.

Additionally, at December 31, 2020 Philips held EUR 17 million of listed (level 1) equity investments at fair value in common shares of companies in various industries. Refer to Other financial assets and Fair value of financial assets and liabilities.

Philips is exposed to several types of financial risks. In terms of liquidity risk, the company has taken a number of different measures to manage this risk, specifically with relation to the COVID-19 pandemic. In addition to the successful placement of EUR 1,000 million fixed-rate notes in March (of which EUR 500 million Sustainability Innovation notes), the company also completed the remainder of the EUR 1.5 billion share buyback program that was announced on January 29, 2019 through individual forward contracts, with settlement dates extending into the second half of 2021. Furthermore, the 2019 Annual incentive of the Board of Management and the final dividend declared against the net income of 2019 were settled in shares instead of cash. Overall, the company has a solid liquidity position and the company's liquidity risk management procedures have not changed significantly because of COVID-19. No significant concentration risks have been identified as a result of COVID-19 and the company continues to have access to its existing lines of credit. These lines of credits, along with other financial risks to which Philips is exposed, are disclosed in Details of treasury and other financial risks.

Philips’ existing long-term debt is rated A- (with stable outlook) by Fitch, Baa1 (with stable outlook) by Moody’s, and BBB+ (with stable outlook) by Standard & Poor’s. As part of our capital allocation policy, our net debt*) position is managed with the intention of retaining our current investment grade credit rating. Ratings are subject to change at any time and there is no assurance that Philips will be able to achieve this goal. Philips aim when managing the net debt*) position is dividend stability and a pay-out ratio of 40% to 50% of adjusted income from continuing operations attributable to shareholders*).  Philips’ outstanding long-term debt and credit facilities do not contain financial covenants. Adverse changes in the company’s ratings will not trigger automatic withdrawal of committed credit facilities or any acceleration in the outstanding long-term debt (provided that the USD-denominated bonds issued by Philips in March 2008 and 2012 contain a ‘Change of Control Triggering Event’ and the EUR-denominated bonds contain a ‘Change of Control Put Event’). A description of Philips’ credit facilities can be found in Debt.

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

7.1.8Shareholders’ equity

In 2020, shareholders’ equity decreased by EUR 727 million to EUR 11,870 million at year-end. The increase in the net income of EUR 1,195 million, as well as the impact of the accounting for share-based compensation plans, including the effect of related hedging transactions through share call options (in aggregate EUR 112 million) increased shareholders’ equity. This was largely offset by currency translation losses of EUR 1,037 million, primarily, due to the depreciation of the US dollar against the Euro in 2020, the purchase of forward contracts for the completion of the share buyback program (EUR 793 million), settlements of earlier concluded forward contracts (EUR 126 million) and the share repurchases made in the open market (EUR 130 million).

Shareholders’ equity increased by EUR 509 million in 2019 to EUR 12,597 million at December 31, 2019. The increase was mainly due to net results of EUR 1,173 million, the positive impact of currency translation differences of EUR 239 million, net fair value increases of financial assets of EUR 82 million, and the impact of the accounting for share-based compensation plans, including the effect of related hedging transactions through forward contracts and share call options (in aggregate EUR 112 million). This was mainly offset by acquired shares because of settlements of earlier concluded forward transactions of EUR 706 million, share repurchases made in the open market of EUR 621 million, and dividend payments to shareholders of Royal Philips of EUR 453 million (including tax and service charges).

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

Share capital structure

The number of issued common shares of Royal Philips at December 31, 2020 was 911,053,001. At year-end 2020, the company held 5.9 million shares in treasury. All of these shares were held in treasury to cover obligations under long-term incentive plans. In 2016, Philips purchased call options on its own shares to hedge options granted to employees up to 2013, and on December 31, 2020, Philips' outstanding options related to 0.9 million shares. In 2020 (and earlier years), the company entered into several forward contracts to acquire its own shares, and on December 31, 2020, the outstanding forward contracts related to 27 million shares. See below for more information on the shares that were acquired in the course of 2020. Philips issued 48,757 shares in May 2020 (in order to pay out the gross Annual Incentive over 2019 to the members of the Board of Management) and issued 18 million shares in July 2020 (in order to distribute the 2019 dividend). The company cancelled 3.8 million shares in June 2020.

The number of issued common shares of Royal Philips at December 31, 2019 was 896,733,721. At year-end 2019, the company held 5.8 million shares in treasury. Of these shares, 5.3 million shares were held in treasury to cover obligations under long-term incentive plans, and 0.5 million shares were held for share capital reduction purposes. Philips repurchased and acquired shares in the course of the year, and cancelled 30 million shares in June 2019 and 8.5 million shares in December 2019. In 2016, Philips purchased call options on its own shares to hedge options granted to employees up to 2013. As of December 31, 2019, the company held 2.3 million of such options. In 2017 and 2018, Philips entered into several forward contracts in order to cover obligations under its long-term incentive plans, as well as to reduce its share capital. As of December 31, 2019, the outstanding forward contracts related to 6 million shares.

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

Share repurchase methods for long-term incentive plans and capital reduction purposes

Philips uses different methods to repurchase shares in its own capital: (i) share buyback repurchases in the open market via an intermediary; (ii) repurchase of shares via forward contracts for future delivery of shares; and (iii) the unwinding of call options on own shares. During 2020, Philips used methods (i) and (ii) to repurchase shares for capital reduction purposes and methods (ii) and (iii) to repurchase shares for share-based compensation plans.

The open market transactions via an intermediary allow for buybacks during both open and closed periods.

Philips Group

Impact of share repurchase on share count

in thousands of shares as of December 31

	2016	2017	2018	2019	2020
Shares issued	929,645	940,909	926,196	896,734	911,053
Shares in treasury	7,208	14,717	12,011	5,760	5,925
Shares outstanding	922,437	926,192	914,184	890,974	905,128
Shares repurchased	25,193	19,842	31,994	40,390	8,670
Shares cancelled	18,830		24,247	38,541	3,810

Philips Group

Total number of shares repurchased

in thousands of shares unless otherwise stated

	share repurchases related to shares acquired for capital reduction	average price paid per share in EUR	shares acquired for LTI's	average price paid per share in EUR	total number of shares purchased as part of publicly announced plans or programs1)2)3)	approximate value of shares that may yet be purchased under the plans or programs in thousands of EUR
January 2020	1,499	43.24	135	43.29	1,499	1,173,332
February 2020	585	39.90			585	1,149,992
March 2020	1,235	33.98	502	37.39	1,235	1,108,039
April 2020			77	36.20		1,108,039
May 2020						1,108,039
June 2020						1,108,039
July 2020			179	42.79		1,108,039
August 2020						1,108,039
September 2020						1,108,039
October 2020			1,504	32.14	1,400	1,063,869
November 2020			1,457	32.99	1,300	1,022,841
December 2020			1,497	33.05	1,300	981,793
Total	3,318		5,351		7,318
of which4)
purchased in the open market	3,318				3,318
acquired through exercise of call options/settlement of forward contracts			5,351		4,000
To be acquired through settlement of forward contracts						981,793
1)On October 22, 2018, Philips announced a share repurchase program for an amount of up to EUR 174 million to cover its long-term incentive and employee stock purchase plans. On November 12, 2018, Philips announced to extend this program and entered into three forward contracts for an amount of EUR 319 million to repurchase further 10 million shares with settlement dates varying between October 2019 and November 2021. Furthermore, on January 29, 2019, Philips announced a share buyback program for share cancellation purposes for an amount of up to EUR 1.5 billion. Philips started the program in the first quarter of 2019. On March 23, 2020, Philips announced that 50.3% of the program had been completed through repurchases by an intermediary to allow for purchases in the open market during both open and closed periods, and that the remainder of the program would be executed through one or more individual forward transactions. Consequently, in the first half of 2020 Philips entered into four forward contracts for an amount of EUR 745 million to acquire 20 million shares with settlement dates varying between June 2021 and December 2021. Moreover, on January 29, 2020, Philips announced that it will repurchase up to 6 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into three forward contracts for an amount of EUR 174 million to acquire 5 million shares with settlement dates varying between October 2021 and November 2022. For further details on these publicly announced plans or programs refer to Equity2)Philips cancelled 3.8 million shares on June 25, 2020. 3)In 2020, Philips did not determine to terminate any publicly announced plans or programs prior to expiration, or determine that it intends not to make any further purchases under any publicly announced plans or programs. 4)As described above, Philips acquired shares via three different methods: (i) share buyback repurchases in the open market via an intermediary, (ii) repurchase of shares via forward contracts for future delivery of shares, (iii) the unwinding of call options on own shares.

7.1.9Cash obligations

Contractual cash obligations

The following table presents a summary of the Group’s fixed contractual cash obligations and commitments at December 31, 2020. These amounts are an estimate of future payments, which could change as a result of various factors such as a change in interest rates, foreign exchange, contractual provisions, as well as changes in our business strategy and needs. Therefore, the actual payments made in future periods may differ from those presented in the following table:

Philips Group

Contractual cash obligations1)2)

in millions of EUR

		Payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt3)	7,430	1,015	876	1,365	4,174
Lease obligations	1,325	290	412	239	384
Short-term debt	76	76
Derivative liabilities	161	75	86
Purchase obligations4)	539	273	223	43
Trade and other payables	2,119	2,119
Contractual cash obligations	11,650	3,848	1,597	1,647	4,558
1)Amounts in this table are undiscounted2)This table excludes post-employment benefit plan contribution commitments and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement.3)Long-term debt includes interest and the current portion of long-term debt and excludes lease obligations.4)Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding for the Group. They specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. They do not include open purchase orders or other commitments which do not specify all significant terms.

Philips has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to these funds of an aggregated remaining amount of EUR 132 million (2019: EUR 61 million). As at December 31, 2020 capital contributions already made to these investment funds are recorded as non-current financial assets.

Philips offers voluntary supply chain finance programs with third parties which provide participating suppliers with the opportunity to factor their trade receivables at the sole discretion of both the suppliers and the third parties. Philips continues to recognize these liabilities as trade payables and settles them accordingly on the invoice maturity date based on the terms and conditions of these arrangements . At December 31, 2020 approximately EUR 227 million of the Philips accounts payable were transferred under these arrangements.

Other cash commitments

The company and its subsidiaries sponsor post-employment benefit plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. For a discussion of the plans and expected cash outflows, please refer to Post-employment benefits.

The company had EUR 117 million restructuring-related provisions by the end of 2020, of which EUR 100 million is expected to result in cash outflows in 2021. Refer to Provisions for details of restructuring provisions.

Please refer to Dividend for information on the proposed dividend distribution.

As of December 31, 2020, Philips had completed the remainder of its EUR 1.5 billion share buyback program through individual forward contracts with settlement dates extending into the second half of 2021. As the program was initiated for capital reduction purposes, Philips intends to cancel all of the shares acquired under the program.

Please refer to Debt for information on other Long term incentive and employee stock purchase plans.

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. The total fair value of guarantees recognized on the balance sheet amounts to EUR nil million for both 2019 and 2020. Remaining off-balance-sheet business-related guarantees on behalf of third parties and associates decreased by EUR 5 million during 2020 to EUR 16 million (December 31, 2019: EUR 21 million).

7.1.10Dividend

Dividend policy

Philips’ dividend policy is aimed at dividend stability and a pay-out ratio of 40% to 50% of adjusted income from continuing operations attributable to shareholders*). This non-IFRS measure is described in further detail in Reconciliation of non-IFRS information.

Proposed distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 6, 2021, to declare a distribution of EUR 0.85 per common share, in cash or shares at the option of the shareholder, against the net income of 2020.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 10, 2021 at the New York Stock Exchange and Euronext Amsterdam. In compliance with the listing requirements of the New York Stock Exchange and Euronext Amsterdam, the dividend record date will be May 11, 2021.

Shareholders will be given the opportunity to make their choice between cash and shares between May 12 and June 4, 2021. If no choice is made during this election period, the dividend will be paid in cash. The number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares Koninklijke Philips N.V. at Euronext Amsterdam on June 2, 3 and 4, 2021. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. The ratio and the number of shares to be issued will be announced on June 8, 2021. Payment of the dividend (up to EUR 775 million) and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 9, 2021. The distribution of dividend in cash to holders of New York Registry shares will be made in USD at the USD/EUR rate as per WM/ Reuters FX Benchmark 2 PM CET fixing of June 7, 2021.

	ex-dividend date	record date	payment date
Euronext Amsterdam	May 10, 2021	May 11, 2021	June 9, 2021
New York Stock Exchange	May 10, 2021	May 11, 2021	June 9, 2021

Further details will be given in the agenda for the 2021 Annual General Meeting of Shareholders. The proposed distribution and all dates mentioned remain provisional until then.

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

In 2020, Philips settled a dividend of EUR 0.85 per common share, representing a total value of EUR 758 million including costs. Shareholders received the dividend in shares only, resulting in the issuance of 18,080,198 new common shares, leading to a 2.0% dilution. The dilution caused by the newly issued dividend shares was partially offset by the cancellation of 3,809,675 shares in June 2020. No cash dividend settlement took place in 2020. On March 23, 2020 Philips announced that the remainder of the EUR 1.5 billion share buyback program would be executed through forward purchases. The delivery of 20,476,023 shares purchased through forward contracts will take place from June 23, 2021 to December 20, 2021. These shares are marked for cancellation.

Dividends and distributions per common share

The following table sets forth in euros the gross dividends on the common shares in the fiscal years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of shares of the New York Registry:

Philips Group

Gross dividends on the common shares

	2016	2017	2018	2019	2020
in EUR	0.80	0.80	0.80	0.85	0.85
in USD	0.90	0.90	0.94	0.96	0.95
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.11Future ownership of the Domestic Appliances business

In January 2020, Philips announced that it would review options for future ownership of its Domestic Appliances business, part of the Personal Health segment.

Following the announcement, Philips started the process of creating a separate legal structure for this business within the Philips Group, which is expected to be completed in the third quarter of 2021.

As of December 31, 2020, Philips still needs to take some important steps in its internal separation process, especially in the area of Human Resources (establishing a dedicated workforce for the Domestic Appliances business), Information Technology (creation of a dedicated IT environment to support the core processes of the Domestic Appliances business) and Finance (completion of the allocation of assets and liabilities to the Domestic Appliances business asset). Based on the progress we have made so far, we concluded that the Domestic Appliances business as per December 31, 2020 is not available for immediate sale in its present condition to a third party.

The Domestic Appliances business had EUR 2.2 billion sales in 2020 (2019: EUR 2.3 billion). Following the divestment of the Domestic Appliances business, the retained Personal Health businesses will continue to play an important role in the company’s integrated health continuum approach through connected products and solutions to support the health and well-being of people.

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

Revenue recognition

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

Impairment of non-financial assets

Goodwill and intangible assets not yet ready for use are not amortized, but tested for impairment annually and whenever impairment indicators require so. The Company reviews non-financial assets (other than goodwill and intangibles not yet ready for use) for impairment, when events or circumstances indicate that carrying amounts may not be recoverable.

In determining impairments for these assets, management must make significant judgments and estimates to determine whether the recoverable amount is lower than the carrying value. Changes in assumptions and estimates included within the impairment reviews and tests could result in significantly different results than those recorded in the Consolidated financial statements.

In 2020 the Company performed and completed goodwill annual impairment tests in the fourth quarter, in line with 2019 and 2018.

Goodwill is allocated to cash-generating units (CGUs). The basis of the recoverable amount used in the impairment tests is the value in use, unless the fair value less cost of disposal exceeds the value in use. Value in use is measured as the present value of future cash flows expected to be generated by the asset. Fair value less cost of disposal is measured as the amount obtained from the sale of an asset in an arm’s length transaction, less costs of disposal. Key assumptions used in the impairment tests were sales growth rates, EBITA*)  and the rates used for discounting the projected cash flows. These cash flow projections were determined using the Royal Philips management’s internal forecasts. Please refer to Goodwill and Intangible assets excluding goodwill.

Impairment of financial assets

The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables, contract assets, lease receivables debt investments carried at fair value through Other comprehensive income (FVTOCI) and amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted when needed. In determining impairments for these assets, management must make significant judgments and estimates to determine the cash flows it expects to receive, and changes in underlying assumptions could result in significantly different results than those recorded in the Consolidated financial statements.

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

Determining whether a non-current asset will be primarily recovered through sale rather than through continuing use requires judgment. The Company assesses whether such asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups, and its sale is assessed to be highly probable. Furthermore, in order to determine if that component qualifies as a discontinued operation, judgment is required when the Company assesses whether a component of an entity represents a major line of business or geographical area compared to the whole of the Company and whether the sale is part of a single coordinated plan. A change in circumstances could result in significantly different results than those recorded in the Consolidated financial statements.

New Accounting Standards

For a description of the new pronouncements, please refer to the information under the heading “IFRS accounting standards adopted as from 2020” in Significant accounting policies.

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

Income and capital gains

Income and capital gains derived from the common shares by a non-resident individual or non-resident corporate shareholder are generally not subject to Dutch income or corporation tax, unless (i) such income and gains are attributable to a (deemed) permanent establishment or (deemed) permanent representative of the shareholder in the Netherlands; or (ii) the shareholder is entitled to a share in the profits of an enterprise or (in the case of a non-resident corporate shareholder only) a co-entitlement to the net worth of an enterprise that is effectively managed in the Netherlands (other than by way of securities) and to which enterprise the common shares are attributable; or (iii) such income and capital gains are derived from a direct, indirect or deemed substantial participation in the share capital of the company (such substantial participation not being a business asset), and, in the case of a non-resident corporate shareholder only, it is being held with the primary aim or one of the primary aims to avoid the levy of income tax from another person and is put in place without valid commercial reasons that reflect economic reality; or (iv) in the case of a non-resident corporate shareholder, such shareholder is a resident of Aruba, Curacao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Eustatius or Saba to which the common shares are attributable and certain conditions are met; or (v) in the case of a non-resident individual, such individual derives income or capital gains from the common shares that are taxable as benefits from ‘miscellaneous activities’ in the Netherlands (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001), which includes the performance of activities with respect to the common shares that exceed regular portfolio management.

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

8Environmental, Social and Governance

Environmental, Social & Governance (ESG) are the three key dimensions within which a company’s approach to doing business responsibly and sustainably, and its overall societal impact, are defined. They give expression to an increasingly widely held view – that companies that hold themselves accountable to their stakeholders and increase transparency will be more viable, and valuable, in the long term.

Philips is a purpose-driven company aiming to improve the health and well-being of 2.5 billion people annually by 2030. We believe that private-sector companies like ours have a vital role to play in collaborating with other partners across our supply chain, and with private and public organizations in society, to address the major challenges the world is facing.

Taking a multi-stakeholder approach, we draw inspiration from the societal impact we can have through our products and solutions, and through how we operate in the world. Our company is very conscious of our responsibility and our contribution to society and the environment.

As of this Annual Report 2020, we have chosen to align our reporting with the comprehensive and integrated Environmental, Social & Governance (ESG) commitments we introduced for the period 2020-2025, with the aim of better integrating and further raising performance on the three dimensions of ESG.

8.1ESG reporting framework

There is not yet a single objective standard for measurement of ESG performance. Building on our long history and experience of environmental and social impact measurement and of providing transparency on governance, Philips has taken an active role – in collaboration with various organizations – to help drive the evolution towards a standard ESG reporting framework.

In 2007, Philips signed up to the United Nations Global Compact, to advance ten universal principles in the areas of human rights, labor, the environment and anticorruption. In 2017, at the World Economic Forum’s Annual Meeting in Davos, we signed the Compact for Responsive and Responsible Leadership – an initiative (initiated by WEF and Philips) to promote and align the long-term sustainability of corporations and the long-term goals of society, with an inclusive approach for all stakeholders. The WEF secured a commitment from over 140 CEOs to align their corporate values and strategies with the United Nations’ Sustainable Development Goals (SDGs).

At the Annual Meeting of the World Economic Forum in January 2020, the WEF's International Business Council (IBC) launched a project to define common metrics for sustainable value creation, the aim being to improve the ways that companies measure and report on their contributions towards more prosperous, fulfilled societies and a more sustainable relationship with the planet.

In September 2020, the IBC published its core set of Stakeholder Capitalism Metrics and disclosures. These can be used by companies to align their mainstream reporting on performance against environmental, social and governance (ESG) indicators and track their contributions towards the SDGs on a consistent basis. Based where possible on existing standards, the full set is comprised as follows:

• Core metrics: A set of 21 more‑established or critically important metrics and disclosures that focus primarily on activities within an organization’s own boundaries.

• Expanded metrics: A set of 34 metrics and disclosures that tend to be less well‑established in existing practice and have a wider value chain scope or convey impact in a more sophisticated or tangible way, e.g. in monetary terms.

The recommended metrics are organized under four pillars that are aligned with the SDGs and principal ESG domains: Principles of Governance, Planet, People and Prosperity. There is no intention to replace industry- or company-specific metrics (like our Lives Improved metric). Companies are encouraged to report against as many of the core and expanded metrics as they find material and appropriate, on the basis of ‘disclose or explain’.

Philips is also contributing to the IFRS Foundation’s endeavors to drive standardization of non-financial reporting.

In section 5.6 of this Annual Report 2020, we show how Philips performed in 2020 on the above-mentioned 21 Core metrics, mapped to the three dimensions of our ESG commitments, as well as a number of additional Philips-specific metrics that we consider fundamental to the strategy and operation of our business.

8.2Philips' ESG commitments

On September 14, 2020, Philips further reinforced its commitments as a purpose-driven company with the announcement of an enhanced and fully integrated approach to doing business responsibly and sustainably. Philips’ new framework comprises a comprehensive set of key commitments across all the Environmental, Social and Governance (ESG) dimensions that guide execution of the company’s strategy. It includes ambitious targets and detailed plans of action.

“As a leading health technology company today, our purpose is to improve people’s health and well-being through meaningful innovation, positively impacting 2 billion lives per year by 2025,” said Frans van Houten, CEO of Philips. “We aim to grow Philips responsibly and sustainably, and we therefore continuously set ourselves challenging environmental and social targets, and live up to the highest standards of governance. Acting responsibly towards the planet and society is part of our DNA. I am convinced that this is the best way for us to create superior, long-term value for Philips’ multiple stakeholders.”

Our key ESG commitments

Environmental

We act responsibly towards our planet in line with UN SDGs 12 and 13.

  We will maintain carbon neutrality and use 75% renewable energy in our operations by 2025.
  We will reduce CO2 emissions in our entire value chain in line with a 1.5 °C global warming scenario (based on Science Based Targets).
  We will generate 25% of our revenue from circular products, services and solutions, offer a trade-in on all professional medical equipment, and take care of responsible repurposing, by 2025.
  We will embed circular practices at our sites and put zero waste to landfill by 2025.
  All new product introductions will fulfill our EcoDesign requirements by 2025, with ‘Eco-Heroes’ accounting for 25% of revenues.
  We work with our suppliers to reduce the environmental footprint of our supply chain in line with a 1.5 °C global warming scenario (based on Science Based Targets).
  We engage with our stakeholders and other companies to drive sustainability efforts addressing the United Nations Sustainable Development Goals.

Social

Our purpose is to improve people’s health and wellbeing through meaningful innovation, in line with UN SDG 3. We act responsibly towards society and partner with our stakeholders

  We aim to improve the health and well-being of 2 billion people per year by 2025, including 300 million people in underserved communities.
  It is our strategy to lead with innovative solutions along the health continuum – helping our customers deliver on the Quadruple Aim (better health outcomes, a better experience for patients and staff, lower cost of care) and helping people take better care of their health.
  We aim to be the best place to work for our employees, providing opportunities for learning and development, embracing diversity and inclusion, and assuring a safe and healthy work environment. We pay at least a living wage and aim for employee engagement above the high-performance norm.
  Through our supplier development program we will improve the lives of 1,000,000 workers in our supply chain by 2025.
  We actively engage with and support the communities in which we operate, e.g. through volunteering, internships, STEM (Science, Technology, Engineering, Mathematics) initiatives.
  We contribute to the Philips Foundation, an independent foundation (stichting) organized under Dutch law, which aims to provide access to quality healthcare for disadvantaged communities.
  We consider our tax payments as a contribution to the communities in which we operate, as part of our social value creation.

Governance

We aim to deliver superior long-term value for our customers and shareholders, and we live up to the highest standards of ethics and governance in our culture and practices

  Our management structure and governance combines responsible leadership and independent supervision.
  The Philips Business System is our integrated operating model. It defines how we work together to delight our customers and achieve our company goals, leveraging our global scale and capabilities.
  We are committed to delivering the highest-quality products, services and solutions compliant with all applicable laws and standards.
  Our remuneration policy is designed to encourage employees to deliver on our purpose and strategy and create stakeholder value, and to motivate and retain them. Our executive long-term incentive plan includes environmental and social commitments.
  We ensure ethical behavior through our General Business Principles, with a strong compliance and reporting framework.
  Our risk management is designed to provide reasonable assurance that strategic and operational objectives are met, legal requirements complied with, and the integrity of the company’s reporting and related disclosures safeguarded.
  We are transparent about our plans, activities, results and contributions to society (e.g. Country activity and Tax report), and engage with shareholders, customers, business partners, governments and regulators through a variety of platforms.

8.3Environmental performance

In 2016, we launched our five-year sustainability program, Healthy people, Sustainable planet, which ended in December 2020. The program addressed both social and environmental challenges and included associated targets. On September 14, 2020 we launched our ESG commitments, with ambitious targets to be achieved by the end of 2025.

Besides our social impact, focusing on SDG 3, described in the next section, we have an environmental impact through our global operations, but even more so through our products and solutions. This is where we contribute to SDG 12 (Ensure sustainable consumption and production patterns) and SDG 13 (Take urgent action to combat climate change and its impacts).

Environmental impact

Since 1990, Philips has been performing Life-Cycle Assessments (LCAs). These LCAs provide insight into the lifetime environmental impact of our products and are used to steer our EcoDesign efforts and to grow our Green and Circular Solutions portfolio. As a logical next step, we have measured our environmental impact on society at large via a so-called Environmental Profit & Loss (EP&L) account, which includes the hidden environmental costs associated with our activities and products. It provides insights into the main environmental hotspots and innovation areas to reduce the environmental impact of our products and solutions.

The EP&L account is based on LCA methodology, in which the environmental impacts are expressed in monetary terms using conversion factors developed by CE Delft. These conversion factors are subject to further refinement and are expected to change over time. We used expert opinions and estimates for some parts of the calculations. The figures reported are Philips’ best possible estimates. As we gain new insights and retrieve more and better data, we will enhance the methodology, use-cases and accuracy of results in the future. For more information we refer to our methodology document.

An important learning that we derived from the 2017-2019 EP&L is that, in addition to the conversion factors, the definition of the use-case scenarios also has a significant impact on the result. This is especially true of consumer products, which have large sales volumes, long lifetimes and frequently high energy consumption (e.g. haircare products and steam irons). Based on new consumer insights, we have changed use-case scenarios, and reduced, for example, the maximum wattage used and/or the daily duration of use. This resulted in a material reduction of EUR 1.16 billion on the EP&L in 2020 (and 1.74 billion on the EP&L in 2019).

Other changes we made to improve the accuracy of our environmental impact are the inclusion of our full Sleep & Respiratory Care portfolio (resulting in 13% additional impact compared to the 2019 result) and the differentiation of the energy mix of the use-phase of our products based on the region of sales. The 2020 impact would have been EUR 150 million higher if we had still used the global average energy mix for all products regardless of where the products are used.

For comparability reasons, we have also applied the new use-cases and additional Sleep & Respiratory Care products to the 2019 EP&L. The table below shows this refined EP&L impact based on 2019 sales volumes.

Philips Group

EP&L refinement

in billions of EUR unless otherwise stated

Original EP&L 2019		7.25
Changes	New use case scenarios for reference products	-1.74
	Addition of full Sleep & Respiratory Care portfolio	+0.57
Refined EP&L 2019		6.08

The current EP&L account only includes the hidden environmental costs. It does not yet include the benefits to society that Philips generates by improving people’s health and well-being through our products and solutions. We have a well-established methodology to calculate the number of lives we positively touch with our products and solutions. We aim to look into valuing these societal benefits in monetary terms as well and include them in our future EP&L account.

Results 2020

In 2020, Philips' environmental impact amounted to EUR 4.91 billion, compared to EUR 6.08 billion in 2019 (refined from EUR 7.25 billion due to the updated use-case scenarios and addition of the full Sleep & Respiratory Care portfolio). This significant reduction was mainly driven by lower unit sales in Personal Health and by our EcoDesign efforts resulting in more energy-efficient products. The main environmental impact, 83% of the total, is related to the usage of our products, which is due to electricity consumption. Particulate matter formation, climate change, and acidification are the main environmental impacts, accounting for 43%, 27% and 18% respectively of the total impact. The environmental costs include the environmental impact of the full lifetime of the products that we put on the market in 2020, e.g. 10 years in the case of a medical system or 7 years of usage in the case of a domestic appliance. As we grow our portfolio of Green Products and Solutions, we expect the environmental impact to reduce.

Of the total 2020 impact, just EUR 135 million (3%) is directly caused by Philips’ own operations, mainly driven by outbound logistics. Compared to EUR 154 million in 2019, this is an 12% reduction, mainly due to reduced business travel (COVID-19) as well as an increased share of green electricity in our non-industrial sites.

Philips
Environmental impact 2020
EUR 4.91 billion
EUR 22 M
Packaging
EUR 20 M
Business travel
EUR 2 M
Philips non-industrial sites
EUR 3 M
Philips industrial sites
EUR 110 M
Logistics
Materials & components
Supply chain
EUR 693 M
90% Electronics & metals
10% Plastics
Share of materials/components in environmental footprint
Customer use phase
EUR 4.05 billion
EUR 10 M
Product disposal

Our supply chain currently has an environmental impact of some EUR 693 million, which is 14% of our total environmental impact. The main contributors are the electronic components, cables and steel used in our products. Through our Circular Economy and Supplier Sustainability programs we will continue to focus on reducing the environmental impact caused by the materials we source and apply in our products.

In order to deliver on our carbon neutrality commitment, we have set ambitious reduction targets. In 2018, we were the first health technology company to have its 2020-2040 targets (including the use-phase of our products) approved by the Science Based Targets initiative – a collaboration between CDP (formerly Carbon Disclosure Project), the United Nations Global Compact (UNGC), the World Resources Institute (WRI) and the World Wide Fund for Nature (WWF) aimed at driving ambitious corporate climate action. Approval confirms that Philips’ long-term targets are in line with the level of decarbonization required to keep the global temperature increase below 2 °C. As a next step in our journey to reduce our environmental impact, and part of our ESG commitments launched in September 2020, we committed to reduce our full value chain emissions in line with a 1.5 °C global warming scenario,

8.3.1Green Innovation

According to research from the Potsdam Institute for Climate Impact research, over 4% of global CO2 emissions are caused by the Healthcare sector. Our Green Innovation – the Research & Development spend related to the development of new generations of Green Products and Solutions and Green Technologies, addressing SDG 12 (Ensure sustainable consumption and production patterns) – is focused on addressing that impact.

Sustainable Innovation is the Research & Development spend related to the development of new generations of products and solutions that address the United Nations’ Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages) or 12. With regard to Sustainable Innovation spend, Philips set a target of EUR 7.5 billion (cumulative) for the period 2016-2020 as part of the Healthy people, Sustainable planet program.

In 2020, Philips invested EUR 280 million in Green Innovation and some EUR 1.7 billion in Sustainable Innovation. Total Sustainable Innovation spend over the past five years amounted to EUR 7.4 billion, about 1% below the target.

Philips Group

Green Innovation per segment

in millions of EUR

228
5
86
36
101
2018
235
5
99
21
110
2019
280
2
105
51
122
2020
Other
Personal Health
Connected Care
Diagnosis & Treatment

Diagnosis & Treatment businesses

Philips develops innovative diagnosis and treatment solutions that support precision diagnosis and effective, minimally invasive interventions and therapy, while respecting the limits of natural resources. Investments in Green Innovation in 2020 amounted to EUR 122 million, a significant increase compared to 2019.

All Philips Green Focal Areas are taken into account as we aim to reduce environmental impact over the total lifecycle. Energy efficiency is an area of focus, especially for our large imaging systems such as MRI. Philips also pays particular attention to enabling the upgrading of pathways, so our customers can benefit from enhancements in workflow, dose management and imaging quality with the equipment they already own. Our Diagnosis & Treatment businesses actively support a voluntary industry initiative with European trade association COCIR to improve the energy efficiency and material efficiency of medical imaging equipment, as well as lowering its hazardous substances content. Moreover, we are actively partnering with multiple leading care providers to investigate innovative ways to reduce the environmental impact of healthcare, for example by maximizing energy-efficient use of medical equipment and optimizing lifecycle value. Additionally, Philips aimed to close the loop on all large medical equipment that became available to us by the end of 2020, and to extend circular practices to all medical equipment by 2025. To achieve this target, we actively drive trade-ins in markets where de-install, trade-in and reverse logistics capabilities are in place, and build these capabilities in countries that do not yet have them.

Connected Care businesses

Philips’ connected health IT solutions integrate, collect, combine and deliver quality data for actionable insights to help improve access to quality care, while respecting the limits of natural resources. It is our belief that well-designed e-health solutions can reduce the travel-related carbon footprint of healthcare, increase efficiency in hospitals, and improve access to care and outcomes. This has also become apparent during the COVID-19 crisis. Green Innovation investments in 2020 amounted to EUR 51 million, a sizeable increase compared to 2019, and Green Innovation projects in 2020 delivered, among other things, new green patient monitors with lower environmental footprints, reflecting all the Philips Green Focal Areas. Energy efficiency and material reduction are the main areas of focus.

Personal Health businesses

The continued high level of R&D investments at our Personal Health businesses is also reflected in the Green Innovation spend, which amounted to EUR 105 million in 2020, compared with EUR 99 million in 2019. The Personal Health businesses continued their work on improving the energy efficiency of their products, closing the materials loop (e.g. by using recycled materials in products and packaging), and the voluntary phase-out of polyvinyl chloride (PVC), brominated flame retardants (BFR), Bisphenol A (BPA) and phthalates from, among others, food contact products. Mother & Child Care introduced a reusable sterilization box for soothers and breastfeeding accessories, eliminating the need for separate packaging. In our Oral Healthcare portfolio, we have been able to achieve a 40% average packaging reduction for the Protective Clean products for US retail. In our Garment Care portfolio, we launched our first green optimal-temperature pressurized steam generator; this energy-efficient product contains recycled plastic and is free of PVC and BFR.

Other

The segment Other invested EUR 2 million in Green Innovation, spread over projects focused on global challenges relating to water, air, energy, food, circular economy, and access to affordable healthcare.

Circular economy

For a sustainable world, the transition from a linear to a circular economy is essential. A circular economy aims to decouple economic growth from the use of natural resources and ecosystems by using these resources more effectively. It is a driver of innovation in the areas of material, component and product re-use, as well as new business models such as system solutions and services. At Philips, we have set ambitious targets to guide this journey. In 2016, as we launched our Healthy people, Sustainable planet program, we aimed, among other things, to generate 15% of our revenues from circular products and services, and to send zero waste to landfill in our own operations, by 2020. At the beginning of 2018, we added a pledge to take back and repurpose all the large medical systems equipment (e.g. MRI and CT scanners) that our customers are prepared to return to us, and to extend those practices across our professional portfolio by 2025. At the end of 2020, we had achieved these ambitious circular economy goals.

8.3.2Green Revenues

Green Revenues are generated through products and solutions that offer a significant environmental improvement in one or more Green Focal Areas - Energy efficiency, Packaging, Hazardous substances, Weight, Circularity, and Lifetime reliability - and thereby deliver a contribution to SDG 12 (Ensure sustainable consumption and production patterns). Green Revenues increased to EUR 13.9 billion in 2020, or 71.0 % of sales (67.2% in 2019), reaching a record level for Philips and exceeding the 2020 target of 70%.

Philips Group

Green Revenues per segment

in millions of EUR unless otherwise stated

As a % of sales
63.6%
67.2%
71%
11,521
13,088
13,861
3,445
2,330
5,746
3,681
3,091
6,316
3,902
3,586
6,373
Personal Health
Connected Care
Diagnosis & Treatment
2018
2019
2020

Through our EcoDesign process we aim to create products and solutions that have significantly less impact on the environment over their whole lifecycle. Overall, the most significant improvements have been in energy efficiency, although increased attention was also given to hazardous substances and recyclability in all segments in 2020, the latter driven by our Circular Economy initiatives.

Diagnosis & Treatment businesses

In 2020, our Diagnosis & Treatment businesses expanded their Green Products and Solutions portfolio with new Green Products - the CT Incisive, Mobile X-Ray system Zenition 50 and 70 - and with redesigns of various Green Products offering further environmental improvements such as the MR Ambition and Elition systems. These products improve patient outcomes, provide better value, and enable access to high-quality care, while reducing environmental impact. A good example is BlueSeal magnet technology, which is designed to reduce lengthy and costly disruptions in MRI practice for the MR Ambition, and help healthcare facilities transition to more productive and sustainable, almost helium-free operations. The new Green Products offer an improvement of over 10% in at least one of the Green Focal Areas compared to their predecessor products, e.g. 12-13% lower product weight for the Zenition compared to Veradius/Pulsera and 30% lower packaging weight for the CT Incisive compared to Ingenuity CT.

Connected Care businesses

Our Connected Care businesses continued to develop their Green Products and Solutions portfolio in 2020. Recently launched VS30 and MX850 patient monitors, EV300 and EVO ventilators and the Intrepid HeartStart monitor & defibrillator came onto the market with over 10% lower energy usage and/or product weight compared to their predecessor products. For example, energy savings for the EVO and EV300 ventilators were around 25% compared to their predecessor Trilogy 100 and 202 products.

Personal Health businesses

In our Personal Health businesses, the focus is on Green Products and Solutions that meet or exceed our minimum requirements in the areas of energy consumption, packaging, substances of concern, and application of recycled plastics. Green Revenues in 2020 advanced to 72% of total sales, compared to 63% in 2019. We continue to make progress in developing PVC/BFR-free products. More than 84% of our consumer product sales consist of PVC/BFR-free products, with the exception of power cords, for which there are not yet economically viable alternatives available. In our coffee portfolio we launched the Senseo Viva Café Eco, with over 75% recycled content in non-food-contact plastic parts. in our Kitchen Appliances portfolio, we stepped up the application of recycled plastic for our Eole and Viva/Bond Airfryers, switching over from virgin plastic to recycled plastic for the internal housing parts.

8.3.3Sustainable Operations

Philips’ Sustainable Operations programs focus on the main contributors to climate change, recycling of waste, reduction of water consumption, and reduction of emissions.

Carbon footprint and energy efficiency

At Philips, we see climate change as a serious threat. Therefore, we are taking action to rethink our business models and decouple economic growth from the impact we have on the environment. We believe large corporates should lead the transition to a low-carbon economy. This will not only benefit the environment, but will also positively impact social and economic aspects.

During the COP 21 United Nations Climate Conference in Paris in 2015, we committed to become carbon-neutral in our operations, pursue all efforts to reduce our operational emissions, source all our electricity from 100% renewable sources, and to offset all unavoidable emissions by year-end 2020. We are proud to confirm that as of 2020, Philips is carbon-neutral in its operations. We delivered on this commitment as a result of a comprehensive program that included energy-efficiency improvements, on-site renewables, Power Purchase Agreements, but also business travel reduction and transport mode shifts to low-carbon emitting alternatives, and finally a carbon offset program.

We are proud that our efforts are acknowledged by the CDP (formerly known as the Carbon Disclosure Project), a global NGO that assesses the greenhouse gas (GHG) emission performance and management of reporting companies. In 2020, we were ranked on the CDP Climate Change 'A' List for our continued climate performance and transparency for the eighth year in a row.

Having achieved our 2020 carbon neutrality target, we have raised the bar and set ambitious emission reduction targets to ensure we help limit the impact of global warming, not only in our operations, but throughout our value chain – collaborating with suppliers and customers to amplify our impact. That is why Philips has set new long-term emission reduction targets, which have been assessed and approved by the Science Based Targets initiative (SBTi) – locking down our commitment to drive climate action across the value chain and ensuring that we contribute to the decarbonization required to keep the global temperature increase well below 1.5 °C.

In 2020, our net operational carbon footprint resulted in zero kilotonnes carbon dioxide-equivalent (CO2-e), mainly driven by increased use of electricity from renewable sources, a significant reduction in air travel due to COVID-19, and a reduction in air freight, notwithstanding emergency flights with respiratory and other equipment for hospitals during the COVID-19 crisis. A total of 535 kilotonnes carbon dioxide-equivalent (CO2-e) were compensated via carbon offsets.

Philips reports all its emissions in line with the Greenhouse Gas Protocol (GHGP).

Philips Group

Net operational carbon footprint

in kilotonnes CO2 -equivalent

812
881
220
786
330
706
440
535
812
661
456
266
535
Compensated emissions
0
Net operational carbon footprint
2016
2017
2018
2019
2020

In 2020, our operational carbon intensity (in tonnes CO2e/EUR million sales) improved by 24%, even as our company recorded 2.5% comparable sales growth*). This excludes the acquired carbon offsets.

In our sites we achieved significant reductions in our scope 2 (indirect) emissions, mainly driven by an increase in global renewable electricity share from 95% in 2019 to 100% in 2020. All our US operations were already powered by renewable electricity from the Los Mirasoles wind farm. Then, in 2019, the Krammer and Bouwdokken wind farms in the Dutch province of Zeeland, with which we closed long-term contracts through our renewable electricity purchasing consortium with Nouryon, DSM and Google, powered all our operations in the Netherlands. Combined with the Los Mirasoles wind farm, this covers some 50% of our total electricity demand. Combined with the achieved energy reductions, this led to a 28% reduction in emissions from our energy consumption (scope 1 and scope 2 market-based) in 2020 compared to 2019.

In December 2020, Philips announced its next Power Purchase Agreement, again in a purchasing consortium with Heineken, Nouryon and Signify, to power most of the remaining European sites with renewable electricity.

Our business travel emissions, covering emissions from air travel, lease cars and rental cars, decreased by 54% compared to 2019. We recorded a 78% reduction in our air travel emissions, mainly as a result of COVID-19 and our 'Travel less, travel smarter' campaign. This campaign was initiated to further reduce our business travel emissions by installing more online collaboration rooms as an alternative to travel, stimulating behavioral change via our Global Connect Challenge, and promoting alternative modes of transport. In addition to the emission reduction in air travel, emissions from our lease car fleet decreased by 11%, mainly due to COVID-19 and the working-from-home protocol, partially mitigated by an increase in fleet size. Emissions resulting from rental cars decreased by 54% compared to 2019.

In 2020, we recorded a 15% decrease in emissions in our overall logistics operations compared to 2019. We reduced overall emissions from air freight by 6%. Emissions from ocean freight reduced by 47%, mainly as a result of improved data insights, allowing us to more accurately quantify our ocean freight emissions. Emissions from parcel shipments decreased by 1% as we shipped more parcels, but over a shorter distance compared to previous years. Emissions from road transport decreased by 12%, mainly driven by a decreased demand for Personal Health products in the first half year of 2020. We continued to make transport mode shifts to low-carbon alternatives, but departed from this while addressing the significant and urgent increase in demand for respiratory and other healthcare equipment during the COVID-19 crisis.

Although reduction is key to achieving carbon neutrality, unavoidable carbon emissions required offsetting in order to gradually drive down our emissions to zero by year-end 2020. We did this by financing projects in emerging regions that have a strong link with UN Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages) and 12 (Ensure sustainable consumption and production patterns). In 2020, we increased offsets to 535 kilotonnes, equivalent to the annual uptake of approximately 16 million medium-sized oak trees. This covers the total emissions of our entire operations, covering all sites, all business travel and all logistics flows. We do this by financing carbon reduction projects in emerging regions that drive social, economic and additional environmental progress for the local communities, such as:

Providing access to safe drinking water while reducing wood consumption

These carbon-emission reduction projects will provide millions of liters of safe drinking water in Uganda and Ethiopia and will reduce the mortality risk from water-borne diseases. Additionally, less wood will be required for boiling water, leading to less indoor air pollution and slowing down the deforestation rate. To ensure quality, all offsets are verified under the Gold Standard.

Fighting against respiratory diseases and deforestation by means of clean cookstoves

By financing highly efficient cookstoves in Kenya and Uganda, less wood will be required for cooking, leading to lower carbon emissions, a reduction in diseases caused by indoor air pollution, and a lower deforestation rate in these regions. To ensure quality, all offsets are verified under the Gold Standard.

Providing access to clean energy while improving health and education

This project will reduce the demand-supply gap in the Dewas region of India and will provide renewable energy to more than 50,000 households. The project will also provide a mobile medical unit in 24 villages, giving diagnosis and medicines free of charge twice a month. Additional funding will be provided for educational programs and improved sanitation facilities in five local schools in order to maximize the social impact. To ensure quality, all offsets are verified under the Gold Standard.

Philips Group

Operational carbon footprint by scope

in kilotonnes CO2-equivalent unless otherwise stated

	2016	2017	2018	2019	2020
Scope 1	42	38	40	35	32
Scope 2 (market-based)	121	58	25	14	3
Scope 2 (location-based)	252	225	227	203	182
Scope 3	649	785	721	657	500
Total (scope 1, 2 (market-based), and 3)	812	881	786	706	535
Emissions compensated by carbon offset projects	-	220	330	440	535
Net operational carbon emissions	812	661	456	266	0

Operational CO2e efficiency in tonnes CO2e/mln EUR sales	47.9	47.5	43.4	36.2	27.4

During 2020, the applied emission factors used to calculate our operational carbon footprint remained unchanged compared to 2019. Philips reports all its emissions in line with the Greenhouse Gas Protocol (GHGP).

Philips Group

Energy consumption1)

in terajoules (TJ) unless otherwise stated

	2016	2017	2018	2019	2020
Total electricity consumption	1,742	1,560	1,582	1,531	1,446
Fuel consumption	652	558	603	550	525
Purchased heat, steam and cooling	83	48	61	60	45
Total energy	2,477	2,166	2,246	2,141	2,016

Renewable electricity	986	1,228	1,423	1,450	1,445
Renewable electricity share	57%	79%	90%	95%	100%
Renewable energy share	40%	57%	63%	68%	72%
Sales in millions of EUR	17,422	17,780	18,121	19,482	19,535
Royal Philips revenues
Operational energy efficiency in TJ/mln EUR sales	0.15	0.12	0.12	0.11	0.10
1)This table reflects Philips energy consumption, excluding potential heat and transmission losses from electricity generation and transport

Water

Philips is not a water-intense company. However, a number of our manufacturing sites are located in water-stressed regions in, for example, India. Total water intake in 2020 was 777,476 m3, a 13% reduction compared to 2019. The government-mandated lockdowns and the working-from-home protocol resulted in a significant reduction in water intake at several sites. Personal Health, which consumes 48% of total water usage, recorded a 16% decrease. The decrease was mainly due to fewer employees working on the sites and production volume decreases at water-intensive manufacturing sites in Asia. Diagnosis & Treatment showed a decrease of 3%, mainly caused by the working-from-home protocol, partially mitigated by the installation of a water-intense technology on a site in North America. Connected Care showed a decrease of 23%, notwithstanding a significant volume ramp-up, due to changes in the organizational footprint and the working-from-home protocol.

Philips Group

Water intake

in thousands of m3

	2016	2017	2018	2019	2020
Diagnosis & Treatment	269	312	288	295	286
Connected Care	152	168	161	150	116
Personal Health	542	408	442	445	375
Philips Group	963	888	891	890	777

In 2020, 99.8% of water was purchased and 0.2% was extracted from groundwater wells.

Waste

In 2020, our manufacturing sites generated 35.5 kilotonnes of waste, an increase of 34% compared to 2019, mainly driven by construction activities in different locations across the globe. The Diagnosis & Treatment businesses increased their waste by 103% as a result of various construction activities in Asia and Europe and increased production, now constituting 56% of total waste. Connected Care decreased by 15% due to operational changes and the working-from-home protocol, notwithstanding a sizable production ramp-up; Personal Health decreased by 3% due to operational changes and increased production, now constituting 35% of total waste.

Philips Group

Total waste

in kilotonnes

	2016	2017	2018	2019	2020
Diagnosis & Treatment	9.2	8.3	8.4	9.7	19.7
Connected Care	3.5	3.9	4.0	4.1	3.5
Personal Health	12.2	12.4	12.1	12.6	12.3
Philips Group	24.9	24.6	24.5	26.4	35.5

Total waste consists of waste that is delivered for landfill, incineration, waste to energy or recycling. Our sites addressed both the recycling percentage as well as waste sent to landfill as part of the Healthy people, Sustainable planet 2016-2020 program. Materials delivered for recycling via an external contractor amounted to 31.9 kilotonnes, which equals 90% of total waste, a significant improvement compared to 83% in 2019. Philips thereby achieved its 2020 recycling target.

Of the 10% remaining (not recycled) waste, 78% comprised non-hazardous waste and 22% hazardous waste. Our Zero Waste to Landfill KPI excludes one-time-only waste and waste delivered to landfill due to regulatory requirements. According to this definition, in 2020 we reported 0.5 kilotonnes of waste sent to landfill, a reduction of 39% compared to 2019. All our 32 industrial sites achieved Zero Waste to Landfill status by the end of 2020.

Philips Group

Industrial waste delivered for recycling

in %

2020
Demolition scrap	36
Paper/cardboard	19
Wood	14
Metal scrap	12
Plastic waste	6
Chemical waste	5
General waste	4
Other	4

Philips included reduction targets for the substances that are most relevant for its businesses in its Healthy people, Sustainable planet 2016-2020 program. In order to provide comparable information at Group level, please find below a summary of the emissions of the formerly targeted substances. Emissions of restricted substances were again zero in 2020. The level of emissions of hazardous substances decreased from 2,521 kilos in 2019 to 616 kilos in 2020 (-76%), mainly driven by the significant reduction in styrene emissions in the Personal Health businesses.

Philips Group

Restricted and hazardous substances

in kilos

	2016	2017	2018	2019	2020
Restricted substances	1	0	0	0	0
Hazardous substances	10,496	5,243	3,363	2,521	616
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
8.3.4Supplier indicators

Philips’ purpose to improve people’s health and well-being extends throughout our value chain. At Philips, we have a direct business relationship with approximately 3,300 product and component suppliers and 16,000 service providers. Our supply chain sustainability strategy is updated annually through a structured process, combined with dedicated multi-stakeholder dialogues. Our most recent stakeholder dialogue took place in June 2019. From this, we have developed multiple programs aimed at driving sustainable improvement. These programs cover compliance with our policies, improvement of our suppliers’ sustainability performance, our approach towards responsible sourcing of minerals, and reducing the environmental impact of our supply base.

Supplier sustainability compliance

Two core policy documents form the basis of our supplier sustainability compliance approach: the Supplier Sustainability Declaration and the Regulated Substances List.

Supplier Sustainability Declaration (SSD)

The SSD sets out the standards and behaviors Philips requires from its suppliers. The SSD is based on the Responsible Business Alliance (RBA) Code of Conduct, in alignment with the UN Guiding Principles on Business and Human Rights and key international human rights standards, including the ILO Declaration on Fundamental Principles and Rights at Work and the UN Universal Declaration of Human Rights. It covers topics such as Labor, Health & Safety, Environment, Ethics, and Management Systems.

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

First, a set of references, international standards and Philips requirements are used to develop the Frame of Reference, which covers management systems, environment, health & safety, business ethics and human rights. For each, the maturity level of suppliers is identified in the Program Execution Wheel, which assesses suppliers against the Plan–Do–Check–Act (PDCA) cycle. Suppliers are then categorized through the Supplier Classification model, which differentiates on the basis of supplier maturity, resulting in supplier-specific proposals for improvement. The SSP process is monitored and adjusted through continuous feedback loops. The outcome of the SSP assessment is a supplier sustainability score ranging from 0 to 100. This score is based on supplier performance in environmental management, health & safety, business ethics, and human rights.

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

Philips defines six Zero Tolerances:

  Fake or falsified records
  Child and/or forced labor
  Immediate threats to the environment
  Immediate threats to worker health and safety
  Failure to comply with regulatory and/or Philips requirements
  Workers’ monthly income (covering salary for regular hours and overtime, tax deductions, social insurance) failing to meet regulatory requirements

For more details on the SSP process, refer to the SSP brochure.

Our 2020 results

In 2020, eight zero tolerances were found across the following categories: health and safety, remuneration, and environmental impact. Most cases related to fire safety risks at our suppliers. Four of the eight cases were successfully closed in 2020. The remaining are still pending closure, while having active mitigation plans in place.

Philips measures the impact of SSP engagements through the number of lives improved in the supply chain. This is derived from the improvements that suppliers make in their performance. To determine improvements, we calculate the pro rata change in performance from one year to the next.

In 2020, the overall year-on-year improvement in performance is 36% for suppliers that entered the program in 2019. The number of employees impacted at suppliers participating in the SSP program was approximately 302,000. For those workers, labor conditions improved, the risk of serious injury reduced, and the negative environmental impact of suppliers was brought down. For a detailed break-down of percentage improvements realized in the past year, refer to the table below.

Philips Group

SSP 2020 performance: pro-rata improvements

in %

Topics	Policy	Procedures	Implementation	Management Responsibility	Communication	Risk control	Target Setting &Tracking	Corrective action approach	Supplier management
Environment	6%	10%	15%	8%	10%	11%	11%	8%	5%
Health and Safety	3%	11%	21%	8%	8%	11%	9%	14%	6%
Business Ethics	1%	8%	8%	(8)%	5%	7%	23%	2%	1%
Human Capital	6%	6%	21%	12%	10%	12%	14%	18%	3%

Categories which showed the biggest improvement are:

  Implementation of Health & Safety measures: improving consistent use of personal protective equipment, implementation of fire safety measures, and implementation of machine safety measures
  Implementation of Human capital measures: improving fair remuneration, working hours, and management of third-party labor providers
  Target setting and tracking of Business Ethics topics: improving periodic evaluations of grievance mechanisms, setting targets on complaints resolving, and progress reporting mechanisms

In 2020, 20 suppliers were added to the SSP program. Of the population of suppliers that entered the program in the years before 2020, 237 suppliers were still active in 2020.

As part of the 2020 adoption of our new ESG commitments, we have set the target to improve the lives of 1 million workers in our supply chain by 2025. To achieve this, a significant ramp-up is required in the coming years.

Additional progress made in 2020

Apart from the inclusion of additional suppliers annually into the award-winning SSP program, Philips is actively applying the latest insights in data science and machine learning methods to make the SSP program more efficient in determining the sustainability maturity of suppliers, while also increasing the effectiveness of our supplier improvement approach.

In 2020, a machine learning tool was developed, which is able to predict expert scorings on detailed pieces of evidence, thereby reducing the time spent on assessments. This leaves more room for experts to support suppliers in their capability building, by sharing best practices and creating business cases that enable improvements.

In addition, Philips launched its newly developed SSP IT platform, which fully supports the entire engagement process, from onboarding to data analysis. It is set up in such a way that other companies can easily start using the system for their own supplier engagements. The program design also enables various codes of conduct to be included. Through public speaking engagements and 1-on-1 conversations with cross-industry peers, Philips is making the methodology available to other companies that want to make a sustainable impact in their supply chain.

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

Philips addresses the complexities of the minerals supply chains through a continuous due diligence process, combined with active participation in multi-stakeholder initiatives to promote the responsible sourcing of minerals.

Conflict minerals due diligence

Each year, Philips investigates its supply chain to identify smelters of tin, tantalum, tungsten and gold in its supply chain and we have committed to not purchasing raw materials, sub-assemblies, or supplies found to contain conflict minerals.

Philips applies collective cross-industry leverage through active engagement via the Responsible Minerals Initiative (RMI, formerly known as the Conflict Free Sourcing Initiative (CFSI)). RMI identifies smelters that can demonstrate, through an independent third-party audit, that the minerals they procure are conflict-free. In 2020, Philips continued to actively direct its supply chain towards these smelters.

The Philips Conflict Minerals Due Diligence framework, measures and outcomes are described in the Conflict Minerals Report that we file annually to the U.S. Securities and Exchange Commission (SEC). The conflict minerals report is also publicly available on Philips’ website.

Each year, we work with our suppliers on the quality of their due diligence reporting by setting minimum criteria for the Conflict Minerals Reporting Templates (CMRT). In addition, we strive to reduce the number of non-identified smelters. The quality of the CMRTs remained the same as the 2019 due diligence results, despite the COVID-19 pandemic. The number of non-listed smelters continued to decline, reaching zero for the first time in our program history (2019: 3).

Philips Group

Conflict Minerals Due Diligence results

Key performance indicator	2018	2019	2020
Response rate of suppliers	95%	100%	99%
CMRTs that satisfied minimum acceptance criteria	83%	86%	86%
Non-listed smelters in our supply chain	5	3	0

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

Stakeholder Dialog

Connecting supply & demand

Sharing knowledge & best practices

In-region projects for responsible mining

Supply

Demand

Supply chains for responsible sourcing

Cobalt

In 2020, Philips expanded the scope of its due diligence program to include cobalt as a new material. We use cobalt predominantly in lithium-ion batteries. As part of this expansion, we engaged suppliers that provide materials containing cobalt. In 2020, we reached a 100% response rate. In addition, we performed smelter outreach on several occasions. Where appropriate, we worked with direct suppliers to facilitate alternative sourcing.

Women’s empowerment through access to credits and savings in the Democratic Republic of Congo

Women represent 45 to 50% of the artisanal small-scale mining workforce. Studies have shown that they often struggle to access formal credit and savings. When they can get credit they often have to accept unfavorable repayment terms, otherwise they have to depend on informal financial practices. The Artisanal Mining Women’s Empowerment Credit & Savings project addressed this issue by supporting the creation of village savings and loans associations for women and men in artisanal gold mining communities, in an effort to promote entrepreneurship and economic security.

In contrast to microfinance institutions, the interest paid on credit go back into the communal fund so members see their savings increase over time. The project also facilitated sensitization on gender equality and led to discussions with female members of associations and their partners about household finances, challenging traditional stereotypes and gender roles. The project provided financial literacy training to women who access credit from their association, to undertake new entrepreneurial activities around mine sites

Making due diligence activities more efficient and effective for miners in Bolivia and Burkina Faso

The CADD Project consists of the development and pilot deployment of an open-source, public framework for upstream supply chain stakeholders to operationalize requirements from the OECD Due Diligence Guidance. Such a framework is an essential implementation mechanism for companies operating in, and procuring from countries covered by European regulation 2017/821 where no upstream due diligence program is established. It provides a solution to systemic constraints on upstream due diligence scalability, sustainability, accountability and reliability — the most significant challenge to responsible mineral procurement globally.

Mining and mineral trade operators in countries covered by EU regulation are enabled to secure compliant access to international markets while minimizing due diligence costs. This in turn is expected to boost due diligence uptake by upstream operators and incentivize formal trade — an important step towards improving the socio-economic conditions of artisanal small-scale mining communities in conflict-affected and high-risk areas

Multi-stakeholder initiatives for responsible sourcing of minerals

We believe that multi-stakeholder collaboration in the responsible sourcing of minerals is the most viable approach for addressing the complexities of minerals value chains.

European Partnership for Responsible Minerals (EPRM)

Philips is a founding partner of EPRM and has been a strategic member since its inception in May 2016. EPRM is a multi-stakeholder partnership between governments, companies, and civil society actors working toward more sustainable minerals supply chains. The goal of EPRM is to create better social and economic conditions for mine workers and local mining communities by increasing the number of mines that adopt responsible mining practices in Conflict-Affected and High-Risk Areas (CAHRAs).

EPRM is an accompanying measure to the EU Conflict Minerals Regulation dedicated to making real change ‘on the ground’. Through EPRM, Philips financially supports activities to improve responsible mining practices in mining areas in CAHRAs and shares our knowledge and practice in conducting due diligence. Since 2018, Philips has actively participated in a working group focused on making the on-the-ground projects financially and strategically effective. From here, the call for new proposals was developed, decisions on co-funding were made, and criteria for scale-up potential were created.

Since January 2019, Philips has been an active board member in EPRM, taking the seat of vice-chair by representing the industrials pillar.

IRBC Responsible Gold Agreement

In June 2017 Philips signed the Responsible Gold Agreement, joining a coalition to work on improving international responsible business conduct across the gold value chain. Signees include goldsmiths, jewelers, recyclers, NGOs, electronics companies, trade unions, and the Dutch government. This partnership intends to bring about cooperation between companies, government, trade unions, and NGOs to prevent abuses within production chains. From September 2019, Philips represents gold and precious metal, recycling, and electronic companies in the steering committee of the Responsible Gold Agreement. From this partnership, Philips co-developed a project with several other parties including civil society actors, to facilitate sourcing of responsible gold from Uganda. The project is aimed specifically at artisanal and small-scale mines (ASM) and works to establish a sustainable, traceable gold supply chain with improved working conditions for miners and free of child labor. The approach is designed to be scaled up and serves as a potential blueprint for mines in other regions. Since 2019, Philips is also an active member of the steering committee of the Responsible Gold Agreement.

Green supply chain program

Since 2003, Philips has looked at ways to improve the environmental performance of its suppliers. When it comes to climate change, we have adopted a multi-pronged approach: reducing the environmental impact of our products, committing to carbon neutrality in our own operations, and engaging with our supply chain to reduce their carbon footprint. Through our partnership with the CDP supply chain program, Philips motivates its suppliers to disclose emissions, embed board responsibility on climate change, and actively work on reduction activities.

Since 2011 we have been partnering with the CDP Supply Chain, through which we invite suppliers to disclose their environmental performance and carbon intensity. This year, there was a response rate of 92% (2019: 80%).

Philips Group

Supplier response rate to CDP questionnaire

2018	2019	2020
77%	80%	92%

From this group, 61% engaged in emission reduction initiatives (2019: 66%). In addition, 61% committed to carbon emission targets (2019: 59%). Furthermore, 43% of the responding suppliers have set science-based targets of which 31% was have been formally approved. Our suppliers undertook projects in 2020 that resulted in savings on carbon emissions amounting to 17 million metric tonnes CO2.

As part of 2020 adoption of our new ESG commitments, we have set the target to actively engage 80% of our supply base to:

  disclose scope 1 and 2 carbon emissions annually
  implement de-carbonization strategies in line with the 2015 Paris Agreement

8.4Social performance

Our people strategy supports a constantly evolving workforce, capable of delivering strong business performance and executing our strategy. As such, we focus on our Workforce of the Future and our deep commitment to Inclusion & Diversity, supported by our culture.

8.4.1Improving people’s lives

At Philips, it is our purpose to improve people’s health and well-being through meaningful innovation. We aim to improve the lives of 2.5 billion people a year by 2030.

To guide our efforts and measure our progress, we take an integrated approach. Products or solutions from our portfolio that directly support the curative or preventive side of people’s health determine the contribution to the social dimension. This is also our contribution to UN Sustainable Development Goal 3 (Ensure healthy lives and promote well-being for all at all ages). As healthy ecosystems are also needed for people to live a healthy life, the contribution to the ecological dimension is determined by means of our steadily growing Green Products and Solutions portfolio, such as the energy-efficient products in our Personal Health businesses. This is our contribution to Sustainable Development Goal 12 (Ensure sustainable consumption and production patterns) and SDG 13 (Take urgent action to combat climate change and its impacts).

Philips improved 1.75 billion lives in 2020, an increase of around 110 million compared to 2019, driven by all segments, mainly in China, the ASEAN countries, North America and the Indian Subcontinent. Through Philips products and solutions that support people’s health and well-being, we improved the lives of 1.53 billion people in 2020 (2019: 1.54 billion), mainly driven by Diagnosis & Treatment businesses and Connected Care businesses. Our Green Products and Solutions that support a healthy ecosystem contributed 1.19 billion lives (2019: 1.07 billion). After the elimination of double counts – people touched multiple times – we arrived at 1.75 billion lives improved.

In 2019, Philips extended its commitment to improve the lives of people in underserved communities to 400 million by 2030. Philips thereby recognized the often critical needs of women and children in many communities, but also the added burden arising from the increase in non-communicable diseases (NCDs) in communities already struggling without adequate access to healthcare. To monitor progress on this extended commitment, we track lives improved in underserved communities. In 2020 our health and well-being solutions improved the lives of 207 million people in underserved markets (an increase of 13 million compared to 2019).

Following the launch of our ESG commitments in September 2020, we will also change the definition of Lives Improved with effect from 2021, to be aligned with our purpose. The new definition will only include products or solutions that contribute to people’s health and well-being.

Lives Improved per market

The following table shows the number of Lives Improved per market.

Philips Group

Lives improved per market

Market	Lives Improved (million)1)	Population (million)2)	Saturation rate (as % of population)	GDP (USD million)3)
Africa	34	1,234	3%	2,335
ASEAN & Pacific	172	966	18%	6,580
Benelux	27	29	93%	1,458
Central & Eastern Europe	82	162	51%	1,874
Germany, Austria & Switzerland	83	101	82%	4,928
France	47	68	69%	2,626
Greater China	471	1,436	33%	15,801
Iberia	31	57	54%	1,474
Indian Subcontinent	88	1,601	5%	3,026
Italy, Israel & Greece	40	82	49%	2,465
Japan	45	126	36%	4,911
Latin America	101	639	16%	4,388
Middle East & Turkey	74	379	20%	2,962
Nordics	19	28	68%	1,530
North America	354	368	96%	22,408
Russia & Central Asia	48	251	19%	1,895
UK & Ireland	36	72	50%	3,052
1)Source: Philips, double counts eliminated2)Source: The World Bank, CIA Factbook & Wikipedia3)Source: IMF, CIA, Factbook & Wikipedia
Philips Group
Lives improved
in billions

8.4.2Workforce of the Future

The challenges presented by the fast-evolving industry landscape demand a networked organization, in which cross-functional teams actively draw on resources across the organization and across the world. Our focus on the Workforce of the Future helps us to attract, develop and retain a workforce that will deliver the strategic capabilities we need to win.

By applying Strategic Workforce Planning, in close alignment with the strategic planning of our businesses, we identify and develop the employee capabilities needed to realize our ambitions as a health technology company. In 2020 we implemented company-wide initiatives to retain and staff our most strategic positions with top performers. At the end of 2020 we had retained 94% of these employees and staffed 49% of our strategic positions with employees who are considered to be top performers. Key drivers of this are our internal development focus, leadership programs and our focused talent search services.

We have continued to embed our Total Workforce Strategy – looking at all sources, channels and locations for skills and capabilities, including employees, contingent workers, freelancers and services. Talent Acquisition has deployed our Right Shoring & Right Sourcing methodology into every business segment and multiple functions. In addition, we are now attracting 42% of our freelancers via our Careers site and building talent pools in US, Germany and the Netherlands.

We continued to devote additional attention to our campus, graduate and early-career hiring in 2020, which resulted in an increase of 29% in the number of campus hires compared to 2019, despite the impact of the pandemic. Our focus on the Workforce of the Future continues in 2021, with emphasis on strategic capabilities.

8.4.3Inclusion & Diversity

To be able to understand and meet customer and patient needs in a complex and continually changing environment, our workforce should reflect the society in which we operate, our customers, and the markets we serve. We believe that an inclusive culture allows our 120-plus nationalities to bring a rich diversity of capabilities, opinions and perspectives to our decision-making processes, thus driving innovation, enabling faster, targeted responses to market changes, and supporting sustainable improvements in team- and business performance.

Driving Inclusion & Diversity, Philips has set a new goal of 30% gender diversity in senior leadership positions (a subset of Management and Executive positions) by the end of 2025, up from the 2020 target of 25% that we met before the end of 2020. This is part of our reinforced commitments as a purpose-driven company. A company-wide training on unconscious bias awareness is part of the long-term program to create an ongoing dialogue in teams that will help us build and foster that inclusive environment.

Philips has also deployed a range of programs to support the health and well-being of its employees, including a global employee assistance program aimed at helping employees with urgent needs. When COVID-19 emerged, Philips provided support in this area without losing sight of longer-term needs, such as a healthy work-life balance, stress management, resilience and prevention of mental health issues.

With regard to appointment and promotion opportunities, we transparently share open positions and endeavor to attract candidates from a diverse range of backgrounds, resulting in a 50/50 hiring ratio when we recruit externally. We increased the number of women in senior positions for the third consecutive year.

Our Inclusion & Diversity scores steadily increased to 39% at year-end, surpassing the global high-performance levels for the first time in the last two years. The number of awards won in 2020 – including appearances on Forbes Best Employers lists for both Women and Diversity, and Financial Times Diversity Leader 2021 – reflect the progress Philips has made in this important area.

Philips Group

Gender diversity

in %

Overall gender diversity increased one percentage point to 39% in 2020 whilst gender diversity among Executives increased from 22% to 24% female executives. Philips employed 27% females in leadership positions, exceeding our 2020 goal of 25% gender diversity in leadership positions.

8.4.4Our culture

As we continue our transformation into a focused leader in health technology – shifting from products to solutions and building long-term relationships with our customers – we foster a culture within Philips that will help us achieve operational excellence and extend our solutions capability to address our customers’ unmet needs.

All Philips employees are expected to commit to living our behaviors – Customers first, Quality and integrity always, Team up to win, Take ownership to deliver fast, and Eager to improve and inspire – every step of the way.

Putting our customers first is at the heart of everything we do. Only by engaging deeply with our customers can we understand their unmet needs and deliver superior value. We are also conscious at all times of the high-stakes environment in which we operate. This environment demands that we apply the highest quality and integrity standards – always. To deliver superior value to our customers and ensure quality and integrity, we team up and leverage the skills, capabilities and expertise right across Philips. At the same time, we all need to take personal ownership, enabling us to move with speed and agility, and deliver what we promise, on time. And by applying operational excellence and Lean ways of working, we will keep improving, inspiring each other through the work we do.

We staff our positions based on assessed behavior, potential and capabilities. In 2020, we filled 74% of our Director-level and more senior positions from within the company. For these internal hires, we ensure our candidates are high performers with strong potential. In 2020, 84% of all internal promotions to Director level and more senior positions were realized by appointing top performers. We supplement this internal growth with targeted external hiring, bringing in employees with the behaviors and capabilities we require for our Workforce of the Future.

8.4.5Employee engagement

In times like these, with the pandemic continuing to impact our lives, it is key that our people feel connected and actively listen to each other. High employee engagement is pivotal to the success of our strategy. Our employee survey consistently reports that our employee engagement is on the rise and well exceeding the global high-performance norm of 71%. Our average engagement score for 2020 was 79%, driven by our people feeling proud to live our company purpose, being optimistic about the future of Philips, and energized to contribute with their work.

Philips Group

Employee Engagement index

	2018	2019	2020
Favorable	74%	74%	79%
Neutral	17%	17%	14%
Unfavorable	9%	9%	7%

Our quarterly employee surveys help to keep our finger on the pulse of employee sentiment toward the company. We listen to employees’ ideas for improvement, show employees that their feedback is valued, and work to ensure that every person in our company has a role to play in creating lasting value for our customers, shareholders, and other stakeholders.

At Philips, we believe we perform at our best when we feel connected and supported. In these extraordinary circumstances in 2020, we listened actively to our employees to provide them with greater clarity of direction and increased autonomy and flexibility to deal with various work situations. Moreover, we strengthened our Health & Well-being programs, which are designed to engage our employees, help them to adopt a healthier lifestyle, and achieve a better work/life balance.

8.4.6Employment

The total number of Philips Group employees was 81,592 at the end of 2020, compared to 80,495 at the end of 2019, an increase of 1,097 FTE.

Philips Group

Employees per segment

in FTEs at year-end

	2018	2019	2020
Diagnosis & Treatment	29,546	31,311	32,193
Connected Care	15,085	14,939	15,866
Personal Health	16,132	16,448	16,844
Other	16,637	17,797	16,689
Philips Group	77,400	80,495	81,592

Philips Group

Employment

in FTEs

	2018	2019	2020
Balance as of January 1	73,951	77,400	80,495
Consolidation changes:
Acquisitions	331	900	72
Divestments	(107)	(286)
Other changes	3,225	2,481	1,025
Balance as of December 31	77,400	80,495	81,592

Geographic footprint

Approximately 57% (2019: 59%) of the Philips workforce is located in mature geographies and 43% (2019: 41%) in growth geographies. In 2020, the number of employees in mature geographies decreased by 1,442. The number of employees in growth geographies increased by 2,538.

Philips Group

Employees per geographic cluster

in FTEs at year-end

	2018	2019	2020
Western Europe	21,399	21,645	20,614
North America	21,703	21,483	21,127
Other mature geographies	4,236	4,718	4,664
Mature geographies	47,338	47,846	46,404
Growth geographies	30,062	32,650	35,188
Philips Group	77,400	80,495	81,592

Employee turnover

In 2020, employee turnover amounted to 14.0%, of which 7.3% was voluntary, compared to 15.0% (8.6% voluntary) in 2019. External benchmarks show that our voluntary employee turnover remains well below similar-sized companies, and that we are reasonably successful in retaining our employees.

With our focus on increasing gender diversity in leadership positions, voluntary female executive turnover decreased from 4.2% in 2019 to 3.8% in 2020.

Philips Group

Employee turnover

2020

	Staff	Professionals	Management	Executives	Total
Female	20.9%	11.3%	10.3%	13.8%	16.2%
Male	17.5%	9.8%	11.0%	16.2%	12.6%
Philips Group	19.2%	10.3%	10.8%	15.6%	14.0%

Philips Group

Voluntary turnover

2020

	Staff	Professionals	Management	Executives	Total
Female	8.1%	7.2%	5.8%	3.8%	7.6%
Male	9.5%	5.8%	4.6%	2.8%	7.0%
Philips Group	8.8%	6.3%	4.9%	3.1%	7.3%

8.4.7Equal opportunities and equal pay

Although Philips has undertaken regular pay analysis at country level, in 2020 we took this to the next stage to gain a globally recognized Certification in Gender Equality.  We are working with an independent, external company who analyze our workforce analytical data, HR policies and practices, to holistically target areas both in our systems and processes to ensure gender equity in support of our ambition to build and foster a culture of inclusion.

We started with a pilot in the Netherlands to assess and learn from the audit, which gives us a strong baseline to develop a global framework that benefits all. As part of the Certification, we make an Action Plan to concentrate on areas for development and continue to conduct yearly pay gap assessments, by using a regression analysis and systematically checking the need for corrective measures. For Philips to be continually certified, we have to show tangible evidence that we have completed our Action Plan, and make further improvements on our focus areas that are brought to the surface by the Gender Equality audit.

We will also pro-actively communicate about the organization’s commitment to ensure gender equity including gender pay equity.

8.4.8Living wage

Philips can only achieve its aim to improve the lives of 2.5 billion people per year by 2030 if we support and empower our people, so they can be their best and perform effectively. To this end, we conducted a living wage analysis on the lowest salaries in every country in which we currently operate.

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

In 2019, we conducted our first analysis of salaries and benefits for employees globally with respect to the living wage. This analysis covered 78 countries and we identified 31 employees in one country for whom wages and benefits were slightly below the defined living wage. Based on these results, our local HR teams made relevant adjustments for the year 2020.

In 2020, we performed the same analysis with the updated living wage data from WageIndicator. This time, all wages and benefits were above the defined living wage levels in all 78 countries.

8.4.9Health and Safety

The COVID-19 global pandemic significantly affected Philips’ global operations in many ways including government-mandated lockdowns, Personal Protective Equipment (PPE) supply chain shortages, travel restrictions, and most importantly ensuring employee health and safety whilst maintaining critical operational commitments. Philips responded by developing a Triple Duty of Care strategy: continuing to fulfill critical customer needs, ensuring the health and safety of employees, and ensuring business continuity. A Group Crisis Operations Team and local Crisis Management Teams were activated to provide a global integrated response. This enabled Philips to disseminate a centralized and consistent message for every employee, regardless of market, business or location. A COVID-19 intranet site with guidance and information was set up and received over 128,000 hits in 2020.

Working as a team across all functions, Philips was able to maintain manufacturing operations (and in some cases significantly increase output) and also ensure support for our customers, including frontline hospitals, to minimize interruption to key service and support activities. During 2020, approximately 1,800 Philips employees were infected by the COVID-19 virus. Whilst most infections were of mild severity, there were unfortunately some more severe outcomes, including a small number of fatalities. However, less than 1% of contamination cases and none of the fatalities resulted from infections acquired during workplace activities.

Unfortunately, one Philips employee was fatally injured in a road traffic accident in India in 2020. This happened when company transport taking employees home after a shift was involved in an accident during bad weather.

At Philips, we strive for an injury-free and illness-free work environment. Since 2016, the Total Recordable Cases (TRC) rate has been defined as a Key Performance Indicator (KPI). A TRC is a case where an injured employee is unable to work for one or more days, has medical treatment, or sustains an industrial illness. We set yearly TRC targets for the company, businesses and industrial sites.

We recorded 185 TRCs in 2020, a 17% decrease compared to 224 in 2019. While our workforce continued to expand in 2020, the TRC rate decreased from 0.30 per hundred FTEs in 2019 to 0.24 in 2020.

In 2020 we recorded 98 Lost Workday Injury Cases (LWIC). These are occupational injury cases where an injured person is unable to work for one or more days after the injury. This represents a 5% decrease compared with 103 in 2019. The LWIC rate decreased to 0.13 per 100 FTEs in 2020, compared with 0.14 in 2019. The number of Lost Workdays caused by injuries decreased by 1,845 days (40%) to 2,788 days in 2020.

8.4.10Philips Foundation

Stichting Philips Foundation, an independent foundation organized under Dutch law, is a registered charity established in 2014. In 2020, Royal Philips supported the Philips Foundation with a contribution of EUR 6.7 million, and provided the operating staff as well as the expert assistance of skilled employees in the execution of the Foundation’s programs.

The Philips Foundation’s mission is to reduce healthcare inequality by providing access to quality healthcare for disadvantaged communities. It does this through the provision and application of Philips’ healthcare expertise, innovation power, talent and resources and by financial support. Together with key partners around the globe (including respected NGOs such as Red Cross organizations, UNICEF, Amref and Save the Children), the Philips Foundation seeks to identify challenges where a combination of Philips expertise and partner experience can be used to create meaningful solutions that have an impact on people’s lives.

8.4.11Working with stakeholders

In organizing ourselves around customers and markets, we conduct dialogues with our stakeholders in order to explore common ground for addressing societal challenges, building partnerships and jointly developing supporting ecosystems for our innovations around the world.

8.5Governance

8.5.1Corporate governance structure

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

Please also refer to Corporate governance where the main elements of the company’s corporate governance structure have been addressed.

8.5.2Philips Business System

As we drive our transformation to become a solutions provider to our customers and consumers, we have adopted a single standard operating model that defines exactly how we want to work – the Philips Business System (PBS).

The PBS integrates key aspects of how we operate – from our strategy, governance, organizational design, processes and systems, to our people and team practices, and our culture and performance management.

It is designed to make Philips a simpler, faster, customer-focused, learning organization, in order to fulfill our purpose of improving the health and well-being of billions of people. One that aspires to the highest standards of quality and integrity in everything we do. Building on standard work and best practices, with clear accountabilities and a culture of continuous improvement and compliance. Applying our creativity to make a competitive difference in serving our customers. Making Philips the best place to work.

8.5.3Quality & Regulatory

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

Quality

Philips is committed to delivering the highest quality products, services and solutions compliant with all applicable laws and standards. We are investing substantially in embedding quality in our organizational culture as well as consolidating and standardizing our Quality Management Systems. We will continue to raise the performance bar. Quality is an integral part of the evaluation of all levels of management. With consistency of purpose, top-down accountability, consolidation, standardization and leveraging continuous improvement, we aim to drive greater speed in the adoption of a quality mindset as well as improved quality outcomes throughout the enterprise.

Regulatory Compliance

Philips actively maintains Quality Systems globally that establish processes for its product design, manufacturing and distribution processes; these standards are in compliance with Food and Drug Administration (FDA)/International Organization for Standardization (ISO) requirements. Our businesses are subject to compliance with regulatory pre-marketing and quality system requirements in every market we serve, and to specific requirements of local and national regulatory authorities including the US FDA, the European Medicines Agency (EMA), the National Medical Products Administration (NMPA) in China and comparable agencies in other countries. We also must comply with the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), Energy-using Products (EuP) and Product Safety Regulations.

We have a growing portfolio of regulated products in our Personal Health and Sleep & Respiratory Care businesses. Through our growing Oral Healthcare, Mother & Child Care and beauty product portfolio, the range of applicable regulations has been extended to include requirements relating to cosmetics and, on a very small scale, pharmaceuticals.

Often, new products that we introduce are subject to a pre-market regulatory processes (e.g. pre-market notification (510[k]), or pre-market approval (PMA) for marketing of FDA-regulated devices in the USA, and CE Marking in the European Union). Failing to comply with the regulatory requirements can have significant legal and business consequences. The number and diversity of regulatory bodies in the various markets we operate in globally adds complexity and time to product introductions.

In the European Union (EU), a new Medical Device Regulation (EU MDR) was published in 2017, which will impose significant additional pre-market and post-market requirements. Since the announcement of the EU MDR, Philips has been executing a comprehensive strategic plan to ensure compliance with the MDR requirements that will come into effect in May 2021. The company has engaged in a top-to-bottom review of our full portfolio of products and solutions that fall under the mandate, and has developed a robust and detailed framework for a seamless transition by the time the Medical Device Regulation is operative. We have accomplished several milestones within the program: completing certifying audits, receiving updated CE Certificates and executing several shipments of MDR compliant products to the EU ahead of the date of application. To achieve these milestones, we made an annual EU MDR investment of around EUR 68 million in 2020 and will expect to have additional compliance costs for the new regulations of around EUR 37 million in 2021. We believe the global regulatory environment will continue to evolve, which could impact the cost, the time needed to approve, and ultimately, our ability to maintain existing approvals or obtain future approvals for our products.

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

Under the decree, Philips suspended the manufacture and distribution for the US market of external defibrillators, subject to certain exceptions. In January 2020, the Emergency Care & Resuscitation (ECR) business obtained Quality Management System Certification from an independent expert, fulfilling a significant consent decree requirement. Following a successful inspection in Bothell (Washington), in April 2020, FDA determined that Philips had met the conditions for resuming on the manufacture and distribution of defibrillators in the US. The consent decree remains in effect for a number of years, during which the Emergency Care & Resuscitation (ECR) business will be subject to a series of annual assessments by an independent expert.

Substantial progress continues to be made in our compliance efforts. However, we cannot predict the outcome of this matter, and the consent decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing ECR or Monitoring & Analytics devices, recall products, pay liquidated damages and take other actions. We also cannot currently predict whether additional monetary investment will be incurred to resolve this matter or the matter’s ultimate impact on our business.

8.5.4Remuneration policy

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

In order to compete for talent in the health technology market, the Supervisory Board identified a new peer group*) for remuneration benchmarking purposes in 2017 to align the Board of Management’s remuneration levels closer to equivalent positions in this market. These peer companies are either business competitors, with an emphasis on companies in the healthcare, technology related or consumer products area, or companies we compete with for executive talent. These consist of predominantly Dutch and other European companies, plus a minority number (up to 25%) of US based global companies, of comparable size, complexity and international scope. Annual changes to the peer group can be made by the Supervisory Board, for example for reasons of changes in business or competitive nature of the companies involved. Such change will be disclosed if it has a substantial impact on peer group composition. No changes were made to the peer group during 2018.

To support the policy’s objectives, the remuneration package includes a significant variable part in the form of an annual cash bonus incentive and long-term incentive in the form of performance shares. The policy does not encourage inappropriate risk-taking.

The performance targets for the members of the Board of Management are determined annually at the beginning of the year. The Supervisory Board determines whether performance conditions have been met and can adjust the payout of the annual cash bonus incentive and the long-term incentive grant upward or downward if the predetermined performance criteria were to produce an inappropriate result in extraordinary circumstances. The authority for such adjustments exists on the basis of contractual ultimum-remedium and claw-back clauses. In addition, pursuant to Dutch legislation effective January 1, 2014, incentives may, under certain circumstances, be amended or clawed back pursuant to statutory powers. For more information please refer to Corporate governance. Further information on the performance targets is given in the chapters on the Annual Incentive (see 2020 Annual Incentive) and the Long-Term Incentive Plan (see 2018 Long-Term Incentive) respectively.

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
  We do not pay dividend equivalents on stock options, or restricted share units and performance share units that do not vest
  We do not offer executive contracts with longer than 12 months’ separation payments
  We do not have a remuneration policy in place that encourages our Board of Management to take any inappropriate risks or to act in their own interests
  We do not reward failing members of the Board of Management upon termination of contract
  We do not grant loans or give guarantees to members of the Board of Management
*)The remuneration benchmarking peer group currently consists of 25 companies, being: Ahold Delhaize, AkzoNobel, ASML, Atos, BAE Systems, Becton Dickinson, Boston Scientific, Capgemini, Danaher, Electrolux, Ericsson, Essilor International, Essity (formerly SCA, company split), Fresenius Medical Care, Heineken, Henkel & Co, Medtronic, Nokia, Reckitt Benckiser, Roche, Rolls-Royce, Safran, Siemens Healthineers, Smith & Nephew, and Thales. (Alcatel Lucent was excluded as it was acquired by Nokia). This peer group differs from the TSR peer group, see 2018 Long-Term Incentive.

8.5.5General Business Principles

While pursuing our business objectives, we aim to be a responsible partner in society, acting with integrity towards our employees, customers, business partners and shareholders, as well as the wider community in which we operate. Everyone at Philips is expected to always act with integrity, and Philips rigorously enforces compliance of its General Business Principles (GBP) throughout the company.

In the highly regulated world of healthcare, integrity requires in-depth knowledge of the applicable rules and regulations and a sensitivity to healthcare-specific issues. The GBP – part of the Philips Business System – incorporate and represent the fundamental principles by which all Philips businesses and employees around the globe must abide. They set the minimum standard for business conduct, both for individual employees and for the company and our subsidiaries. Our GBP also serve as a reference for the business conduct we expect from our business partners and suppliers.

Translations of the GBP text are available in 30 languages, allowing almost every employee to read the GBP in their native language. Detailed underlying policies, manuals, training, and tools are in place to give employees practical guidance on how to apply and uphold the GBP in their daily work environment. Details can be found at www.philips.com/gbp.

In 2020, a total of 571 concerns were reported via Philips Speak Up (Ethics Line) and through our network of GBP Compliance Officers. The previous reporting period (2019) saw a total of 545 concerns, resulting in an increase of 5% in the number of reports.

While this is a continuation of the upward trend reported since 2014, the year in which Philips updated its General Business Principles and deployed a strengthened global communication campaign, the increase is flattening. Specifically in 2020, we focused on increasing awareness on Integrity and on the importance of speaking up, through and following up on the deployment of our biennial Business Integrity Survey. We still believe the upward trend in reporting remains in line with our multi-year efforts to encourage our employees to express their concerns, but the extraordinary business conditions in 2020 make it imprudent to draw any specific conclusions from these numbers.

More information on the Philips GBP can be found in Risk management.

8.5.6Risk management approach

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

In view of the above, the Board of Management believes that it is in compliance with best practice 1.4.2 of the Dutch Corporate Governance Code. It should be noted that the above does not imply that the internal risk management and control systems provide certainty as to the realization of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud or non- compliances with rules and regulations. The above statement on internal control should not be construed as a statement in response to the requirements of section 404 of the US Sarbanes-Oxley Act. The statement as to compliance with section 404 is set forth in . Management’s report on internal control

8.5.7Total tax contribution

To fulfill our company purpose, a responsible tax approach is required. We fully acknowledge our societal role when it comes to paying taxes in the geographies where value is created. We consider our tax payments as a contribution to the communities in which we operate, as part of our social value creation.

Our Approach to Tax sets the standard for our conduct, by which individual employees, the company and its subsidiaries must abide. We consider tax in the context of the broader society, inspired by our stakeholder dialogues, global initiatives of the Organization for Economic Cooperation and Development and United Nations, human rights, international (tax) laws and regulations and relevant codes of conduct.

Under the ultimate responsibility of the Board of Management, the Chief Financial Officer annually reviews, evaluates, approves and where necessary adjusts Philips’ approach to tax. Philips supports and participates in transparency initiatives such as the Dow Jones Sustainability Index (DJSI) and the Tax Transparency Benchmark of the Dutch Association of Investors for Sustainable Development (VBDO).

In 2020, Philips contributed to the communities where we operate through taxes paid (e.g. corporate income tax) and taxes collected (e.g. VAT). As part of its ESG commitments, announced in September 2020, Philips committed to provide more transparency on its taxes paid and collected in the countries it operates in. Our first Country Activity and Tax Report can be found on our website. Philips' total tax contribution in 2020, amounting to EUR 3.38 billion, is described by tax type below:

Philips Group

Total Contribution 2020 per Tax Type

in millions of EUR

	Corporate Income Tax	VAT1)	Payroll Tax	Customs duties	Other Tax	Total
Western Europe	249	300	901	14	35	1,498
North America	86	86	590	30	9	801
Other mature geographies	42	80	124	2	1	249
Growth geographies	89	329	247	111	58	834
Philips Group	466	794	1,862	156	102	3,381
1)Includes VAT, GST and sales tax.

8.6Philips' ESG performance at a glance

Below we show how Philips performed in 2020 on the 21 Core metrics of the WEF ESG reporting framework, mapped to the three dimensions of our ESG commitments, as well as a number of additional Philips-specific metrics that we consider fundamental to the strategy and operation of our business.

Environmental

  Green House Gas (GHG) emissions100% electricity from renewable sources0 kilotonnes CO2-equivalent (net operational carbon footprint)
  TCFD implementationDeveloped 2 and 4 °C global warming scenarios and assessed their impact on our supply chain, Philips and customers
  Disclosed in separate report
  Land use and ecological sensitivity0.5 kilotonnes waste sent to landfill32/32 sites Zero Waste to Landfill
  Water consumption and withdrawal in water-stressed areas777,476 m3 total water intake276,615 m3 in water-stressed areas
  Circular revenues *)15% of revenues
  Closing the loop *)Closed the loop for all large medical equipment returned to us

Social

  Lives Improved *)1.75 billion, of which 207 million in underserved communities
  Diversity & Inclusion27% gender diversity in senior leadership positions39% gender diversity in total workforce79% Employee Engagement Score *)
  Pay equalityPhilips is conducting a pay equality analysis
  Working on recognized Certification in Gender Equality
  Wage level6,490 million EUR employee benefit expensesPhilips pays all employees a living wage
  Risk for incidents of child, forced or compulsory laborAddressed in Philips GBP, Supplier Sustainability Declaration and Supplier Sustainability program
  Health & Safety0.24 Total Recordable Case rate per 100 FTEs185 Total Recordable Cases
  Training provided835,575 training hours in Philips University763,371 training completions
  Absolute number and rate of employment81,592 employees14% turnover
  Supplier development program *)257 companies302,000 employees impacted
  Volunteering *)75 new projects in 2020 reaching 7.5 million people

Governance

  Setting purposePhilips’ purpose is to improve the health and well-being of people through meaningful innovation
  Governance body compositionPhilips has a Board of Management and an independent Supervisory Board
  Material issues impacting stakeholdersDetailed Materiality Analysis performed
  Anti-corruption14,000 anti-bribery anti-corruption and 65,000 GBP trainings completed
  Protected ethics advice and reporting mechanismsWhistleblower mechanism in place
  Integrating risk and opportunity in business processesIncluded in Risk Management section
  Economic contribution19,535 million EUR revenues758 million EUR dividend declared6.7 million EUR contribution to Philips Foundation107 million EUR government grants
  Financial investment contribution2,682 million EUR total tangible assets802 million EUR capital expenditure
  Total R&D expenses1.92 billion EUR invested in R&D (9.8% of revenues)
  Total tax contribution3.38 billion EUR
*)Philips-specific metric

9Risk management

9.1Our approach to risk management

Vision and objectives

Philips believes risk management is a value-creating activity that complements our innovation and entrepreneurship. Philips’ risk management approach is an integral part of the Philips Business System (PBS), and key elements are our Risk management governance, Risk appetite, the Risk Management Process standard, the Philips Business Control Framework, and our General Business Principles (GBP). These are further described in this chapter. The company’s risk management is designed to provide reasonable assurance that strategic and operational objectives are met, legal requirements are complied with, and the integrity of the company’s financial reporting and related disclosures is safeguarded. However, there can be no absolute assurance that our risk management will avoid or mitigate all risks that Philips faces. The material risks are described in Risk factors.

All forward-looking statements made on or after the date of this Annual Report and attributable to Philips are expressly qualified, in their entirety, by the factors described in the cautionary statement included in Forward-looking statements and in the overview of risk factors described in Risk factors.

Risk management governance

The Executive Committee identifies, oversees, and manages the risks Philips faces in realizing its objectives. It defines the Risk Appetite, provides the risk management framework and monitors the effectiveness thereof. The Risk Management Support Team, consisting of experts on various categories of enterprise risk, supports the Executive Committee through regular analysis of the enterprise risk profile and enhancement of the risk management framework. Management is responsible for identifying critical risks and implementing appropriate risk responses within their area of responsibility. Various functions (such as Internal Control, Quality & Regulatory, and Group Security) support management of specific risk areas.

The Internal Audit function assesses the quality of risk management and controls through the execution of a risk-based audit plan, as approved by the Audit Committee of the Supervisory Board. Leadership from our Board of Management, Executive Committee, Businesses, Markets and key Functions meet quarterly with Internal Audit in Audit & Risk Committees to discuss strengths and weaknesses of risk management and controls – as evaluated by internal and external auditors and by means of other (self) assessments – and take corrective action where necessary.

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

The Security Steering Committee (SSC) and the Group Security function manage security (including cybersecurity) risks at Philips. The SSC evaluates and sets the Group’s security strategy, issues security policies and evaluates progress and effectiveness. Dedicated security reports are shared with the Executive Committee, Supervisory Board and external auditors. On a quarterly basis, briefings on cybersecurity risks are provided to the IT Audit & Risk Committee.

The Audit Committee and the Quality & Regulatory Committee of the Supervisory Board assist the Supervisory Board in fulfilling its oversight responsibilities in relation to risk. The quality of risk management and controls, and the findings of internal and external audits, are reported to, and discussed with, the Audit Committee of the Supervisory Board. The Quality & Regulatory Committee’s role particularly relates to the quality, including regulatory compliance, of the Company’s products (including software), services and systems and their development, testing, manufacturing, marketing and servicing.

In Corporate governance the Company addresses the main elements of its corporate governance structure, reports on how it applies the principles and best practices of the Dutch Corporate Governance Code, and provides certain other information.

Risk appetite

The Executive Committee and management seek to manage risks consistently within the risk appetite. Risk appetite is set by the Executive Committee and captured in the Risk Management Policy. It is effectuated as an integral part of our PBS, of which various elements – e.g. Strategy, Behaviors, GBP, Authority Schedules, Policies, Process Standards and Performance Management Systems – include or reflect risk-taking guidance.

Philips’ risk appetite differs depending on the type of risk, ranging from an averse to a seeking approach. We believe we must operate within the dynamics of the health technology industry and take the risks needed to ensure we continually revitalize our offerings and the way we work. At the same time, Philips attaches prime importance to integrity, sustainability, product quality and safety, including compliance with regulations and quality standards. Risk appetite for the four main risk categories is visualized below.

Philips does not classify these risk categories in order of importance.

Risk management process

In order to provide a comprehensive view of Philips’ risks, structured risk assessments take place according to the Philips risk management process standard, applying a top-down and bottom-up approach. Our process standard is designed based on the Enterprise Risk Management Framework: Integrating with Strategy and Performance (2017) from the committee of sponsoring organizations of the treadway commission (COSO) and on ISO 31000 - Risk Management. The process is supported by regular risk workshops with management at Group, Business, Market and Function levels. During 2020, several risk management workshops were held to assess and respond to enterprise risks.

Key elements of the Philips Risk Management Policy are:

  Management of Businesses, Markets and key Functions perform a risk assessment at least once a year, with updates of the strategic plan. Risk workshops are conducted across the company to facilitate these risk assessments. Management identifies and prioritizes risk, assigns ownership and implements appropriate risk responses;
  Management discusses and monitors the risk profile and risk response effectiveness at least quarterly in management’s performance reviews and Audit & Risk Committees;
  Developments in the enterprise risk profile and management’s initiatives to improve risk responses are discussed and monitored during the quarterly meeting of the Audit Committee of the Supervisory Board;
  As an integral part of the strategy review, each year the Executive Committee assesses the enterprise risk profile and the potential risk impact versus Group risk appetite. This assessment considers various inputs such as risk assessments from Businesses, Markets and Functions, Philips Internal Audit findings, Legal and Insurance matters, the materiality analysis, and external research. The assessment also covers the effectiveness of the risk management framework and potential improvements thereto;
  The Philips risk profile and the risk management framework are discussed at least once a year with the Supervisory Board.

Examples of measures taken during 2020 to further strengthen risk management:

  Activation of a COVID-19 response program by our Group Crisis Operations team;
  Further development and deployment of the PBS, including explicit requirements for management of risk, compliance and controls;
  Operationalization of a Risk & Compliance Center of Excellence to drive standardization, improvements, knowledge sharing and transparency;
  Benchmarking of our Enterprise Risk Management framework against industry best practices by an external party for continuous improvement;
  Further integration of risk in regular management processes and strategy execution dialogues to further strengthen our performance cycle;
  Continued development of the Information Security Program in view of the increasing exposure to cybercrime and information security requirements resulting from digitalization and our health technology focus;
  Continued improvements and simplification of the Quality Management Systems across the company;
  Various improvements of risk management in our supply chain, including Supplier risk management and our Business continuity management framework;
  Increased use of data analytics and process mining in controls monitoring, and ongoing development of the supporting enterprise, governance, risk and compliance IT platform.

Philips Business Control Framework

The Philips Business Control Framework (PBCF) sets the standard for Internal Control over Financial Reporting at Philips. The objective of the PBCF is to maintain integrated management control of the company’s operations in order to ensure the integrity of the financial reporting, as well as compliance with laws and regulations. Philips has designed its PBCF based on the COSO Internal Control-Integrated Framework (2013).

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

Each year, management’s accountability for internal controls for financial reporting is evidenced through the formal certification statement sign-off. Any deficiencies noted in the design and operating effectiveness of Internal Controls over Financial Reporting which were not completely remediated, are evaluated at year-end by the Board of Management. The Board of Management’s report, including its conclusions regarding the effectiveness of Internal Controls over Financial Reporting, can be found in Management’s report on internal control

Philips General Business Principles (GBP)

As part of the Philips Business System, our GBP set the standard for our business conduct as a health technology company. The GBP form an integral part of labor contracts in virtually every country in which Philips operates, and translations are available in 30 languages. Each year, employees reconfirm their commitment to the code of conduct after completing their GBP e-learning, while there is an additional annual sign-off for Executives. A similar sign-off is in place for Finance and Procurement staff for their respective codes of conduct. Detailed underlying policies, manuals, training, and tools are in place to give employees practical guidance on how to apply and uphold the GBP in their daily work.

The GBP Review Committee is responsible for the effective deployment of the GBP and for generally promoting a culture of compliance and ethics within the company. The Committee is chaired by the Chief Legal Officer, and its members include the Chief Financial Officer, Chief HR Officer and the Chief of International Markets. Furthermore, all our 17 markets have quarterly market compliance committees, which act as local satellites of the GBP Review Committee, dealing with GBP-related matters within the local context. They are also responsible for the design and execution of localized compliance plans that are tailored to their market-specific risks and organizational set-up, and regularly review the relevant compliance metrics for their respective market through dashboards delivered by the legal compliance monitoring team. The Secretariat of the GBP Review Committee, together with a worldwide network of GBP Compliance Officers, supports the organization with the implementation of GBP initiatives.

As part of our continuous effort to raise GBP awareness and foster dialogue throughout the organization, each year a global GBP communications and training plan is deployed, including our annual GBP Dialogue Initiative, aimed at reinforcing a culture of dialogue through the use of ethical dilemma case studies that are relevant to our workforce.

A key control to measure implementation of our GBP is the GBP Self-Assessment, which is part of our Internal Control framework. In addition, we continue to expand the capabilities of our legal compliance monitoring team, serving both our business customers as well as compliance networks with actionable compliance data, thus further improving our compliance control framework.

The GBP are supported by established mechanisms that ensure standardized reporting and enable both employees and third parties to escalate concerns 24/7. Concerns raised are registered consistently in a single database hosted outside of Philips servers to ensure confidentiality and security of identity and information. Encouraging people to speak up through the available channels if they have a concern will continue to be a cornerstone of our GBP communications and awareness campaigns. To further facilitate this, we completely redesigned our web-based intake site in 2020, improving employees’ experience when filing reports. At least twice a year, the GBP Review Committee, as well as the Executive Committee and Audit Committee, are informed on relevant GBP metrics, cases, trends and learnings.

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

The GBP and underlying policies, including the Financial and Procurement Code of Ethics, are published on the company website, at www.philips.com/gbp.

9.2Risk factors

Philips believes the risks set out below are the material risks that could impact its ability to achieve its objectives. These risk factors may not, however, include all the risks that ultimately may affect Philips. Some risks not yet known to Philips, or currently believed not to be material, may ultimately have a major impact on Philips’ business, revenues, income, assets, liquidity, capital resources and/or ability to achieve its business objectives. Philips defines risks in four main categories: Strategic, Operational, Compliance and Financial risks. Philips presents the risk factors within each risk category in order of Philips’ current view of their expected significance. This does not mean that a lower-listed risk factor may not have a material and adverse impact on Philips’ business, revenues, income, assets, liquidity, capital resources and/or ability to achieve its business objectives. Furthermore, a risk factor listed below other risk factors may ultimately prove to have more significant adverse consequences than those other risk factors.

9.3Strategic risks

Philips may be unable to adapt swiftly to changes in industry or market circumstances.

Fundamental shifts in the health technology industry, such as the transition to digital and increased emphasis on ESG (Environmental, Social and Governance), may drastically change the business environment in which Philips operates. If Philips fails to recognize these changes in time, adjust business models, or introduce new products and services in response to these changes, or fails to meet its ESG commitments, this could result in a material adverse effect on Philips’ business, financial condition and operating results.

Philips' global operations are exposed to economic, political and societal changes.

Philips’ business environment is influenced by political, economic and societal conditions in individual and global markets. Inevitably there is uncertainty with regard to the levels of (public) capital expenditure in general, unemployment levels, and consumer and business confidence, all of which could adversely affect demand for products and services offered by Philips.

Mature economies are currently the main source of revenues, while emerging economies are an increasing source of revenues. Philips sources its products and services mainly from the US, the EU (primarily the Netherlands) and China, and the majority of Philips’ assets are located in these geographies. Changes in monetary policy and trade and tax laws in the US, China and EU can have a significant adverse impact on other mature economies, emerging economies and international financial markets. Such changes, including tariffs and sanctions, import or export controls, increased healthcare regulation, nationalization of assets or restrictions on the repatriation of returns from foreign investments, may trigger reactions and countermeasures, leading to adverse impacts on global trade levels and flows, economic growth and political stability, all of which may have an adverse effect on business growth and stability on international financial markets.

The factors described above, or other factors which may impact economic and societal conditions relevant to Philips (e.g. COVID-19 and Brexit), are difficult to predict and may have a material adverse impact on Philips’ business, financial condition and operating results. They can also make it more difficult to budget and make reliable financial forecasts or could have a negative impact on Philips’ access to funding.

Philips’ overall risk profile is changing as a result of its focus on health technology and solutions.

As Philips’ business profile continues to further shift focus towards health technology, with a changing products and services portfolio and acquisitions, divestments and partnerships to support the execution of its health technology strategy, Philips is more exposed to developments in the health technology industry. It may therefore have a reduced ability to offset potential negative impacts of those developments through a more diversified portfolio. As Philips transitions from selling health technology products to selling health technology solutions, the nature of our customer relations is also evolving, which raises the long-term risk of (amongst others) customer default and dependency. Philips may pursue divestments from time to time, including divestments consistent with Philips’ focus on health technology, such as the disentanglement and future divestment of Philips’ Domestic Appliances business. These divestments may result in additional costs and divert management attention from other business priorities and risks, and the timing, terms, execution and proceeds of any such divestments are uncertain.

Philips’ overall performance in coming years depends on realization of its objectives in growth geographies.

Growth geographies are becoming increasingly important to Philips’ business plan, and Asia is an important production, sourcing and design center for Philips. Philips faces intense competition from local companies as well as other global players for market share in growth geographies. Philips needs to maintain and grow its position in growth geographies, invest in data-driven services and local talent, understand end-user preferences, and localize its portfolio in order to stay competitive. If Philips fails to achieve these objectives, it could have a material adverse effect on the company’s business, financial condition and operating results.

Acquisitions could fail to deliver on their business plans and expose Philips to integration risks.

Selected acquisitions have been and are expected to be a part of Philips’ growth strategy. Acquisitions may expose Philips to integration risks in areas such as sales and service, logistics, regulatory compliance, information technology and finance. Integration challenges may adversely impact the realization of expected contributions from acquisitions. Philips may incur significant costs in connection with these transactions. Acquisitions may also divert management attention from other business priorities. Cost savings expected to be implemented following an acquisition may be difficult to achieve. Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill, which may later be subject to write-down if an acquired business does not perform as expected, which may have a material adverse effect on Philips’ earnings.

Philips may be unable to secure and maintain intellectual property rights for its products and services or may infringe others' intellectual property rights.

Philips is dependent on its ability to obtain and maintain licenses and other intellectual property (IP) rights covering its products and services and its design and manufacturing processes. The IP portfolio is the result of an extensive patenting process that could be influenced by a number of factors, including innovation. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Philips. This is particularly applicable to the segment Other, where licenses from Philips to third parties generate IP royalties and are important to Philips’ results of operations. The timing of licenses from Philips to third parties and associated revenues from IP royalties are uncertain and may vary significantly from period to period. A loss or impairment in connection with such licenses to third parties could have a material adverse impact on Philips’ financial condition and operating results. Philips is also exposed to the risk that a third party may claim to own the intellectual property rights to technology applied in Philips’ products and services. If any such claims of infringement of these intellectual property rights are successful, Philips may be required to pay damages to such third parties or may incur other costs or losses.

9.4Operational risks

COVID-19 and other pandemics could have an adverse effect on Philips’ operations and employees.

COVID-19 has affected Philips’ operations and results in 2020. Looking ahead, Philips continues to see uncertainty and volatility related to the impact of COVID-19 across the world, driven by, amongst others, the effectiveness of vaccination programs, mutations of COVID-19 and potentially new viruses which may cause new pandemics. Philips expects that COVID-19 may continue to impact the delivery on our triple duty of care in various ways: health and safety of our employees (in various working environments such as production, supply, field service, R&D, and working from home); meeting critical customer needs (for example to our production capacity and our ability to deliver, install and provide service); and business continuity (for example of our functional operations, supply chain, and commercial processes). These will require effort and expense to deal with and may negatively impact results from operations for an uncertain period.

Philips’ customers may not be focused on making new investments or face liquidity issues caused by COVID-19, which may adversely impact Philips’ cash flow generation. COVID-19 may also affect planned divestments consistent with Philips’ focus on health technology, including in relation to Philips’ Domestic Appliances business; the timing, terms, execution and proceeds of any such disposals may become more uncertain. Some further COVID-19 impacts are described in other risk factors.

Philips could be exposed to a significant cybersecurity breach.

Philips relies on information technology to operate and manage its businesses and store confidential data (relating to employees, customers, intellectual property, suppliers and other partners). Philips’ products, solutions and services increasingly contain sophisticated and complex information technology and generate confidential data related to customers and patients. Potential geopolitical conflicts and criminal activity continue to drive increases in the number and severity of cyber-attacks in general. Like many other multinational companies, Philips is therefore inherently and increasingly exposed to the risk of cyber-attacks. Information systems may be damaged, disrupted (including the provision of services to customers) or shut down due to cyber-attacks. In addition, breaches in the security of our systems (or the systems of our customers, suppliers or other partners) could result in the misappropriation, destruction or unauthorized disclosure of confidential information (including intellectual property) or personal data belonging to us or to our employees, customers, suppliers or other partners. These risks are particularly significant with respect to patient medical records. Cyber-attacks may result in substantial costs and other negative consequences, which may include, but are not limited to, lost revenues, reputational damage, remediation and enhancement costs, and other liabilities to regulators, customers and other partners, or penalties. While cyber-attacks have not historically resulted in significant damage or caused Philips to incur significant monetary cost in taking corrective action, there can be no assurance that future cyber-attacks will not result in significant or other consequences than described above.

Philips is exposed to risks in connection with IT system changes or failures.

Philips continuously seeks to create a more open, standardized and cost-effective IT landscape, for instance through further outsourcing, offshoring, commoditization and ongoing reduction in the number of IT systems. These changes create third-party dependency risk with regard to the delivery of IT services, the availability of IT systems, and the scope and nature of the functionality offered by IT systems. Although Philips has sought to strengthen security measures and quality controls relating to these systems, these measures may prove to be insufficient or unsuccessful.

Philips may be unable to ensure an effective supply chain.

Philips is continuing the process of creating a leaner supply base and is continuing its initiatives to replace internal capabilities with less costly outsourced products and services. These processes may result in increased dependency on a concentration of external suppliers. Although Philips works closely with its suppliers to avoid supply-related problems, there can be no assurance that it will not encounter supply problems in the future causing disruptions or unfavorable conditions.

Shortages or delays could materially harm Philips’ business. Most of Philips’ operations are conducted internationally, which exposes Philips to challenges. For example, Philips depends partly on the production and procurement of products and parts from Asian countries; the production and shipping of products and parts could be interrupted by events such as geopolitical changes (e.g. US-China relations), regional conflicts, pandemics (e.g. COVID-19), natural disasters or extreme weather events caused by climate change. Such changes may lead to adverse impacts on global trade levels and supply chains. COVID-19, more specifically, imposes supply chain challenges due to shifts in demand, need for production capacity adjustments and impacts on the safety of the environments for production, field service, installations, R&D.

A general shortage of materials, (sub) components also poses the risk of fluctuations in prices and demand, which could have a material adverse effect on Philips’ financial condition and operating results. Philips purchases raw materials, including so-called rare earth metals, copper, steel, aluminum, noble gases and oil-related products, which exposes it to fluctuations in energy and raw material prices. Commodities have been subject to volatile markets, and such volatility is expected to continue. If Philips is not able to compensate for increased costs of raw materials, reduce reliance on such raw materials or pass on increased costs to customers, then price increases could have a material adverse impact on Philips’ results.

Philips may face challenges to drive operational excellence, productivity and speed in bringing innovations to market.

To gain sustainable competitive advantage and realize Philips’ ambitions for profitable growth, it is important that the company makes further improvements in its product and solution creation process, ensuring timely delivery of new products and solutions at lower cost and high customer service levels. The emergence of new low-cost competitors, particularly in Asia, further underlines the importance of improvements in the product creation process. The success of new product and solution creation, however, depends on a number of factors, including timely and successful completion of development, market acceptance, the ability to attract and retain skilled employees, production ramp-up to meet anticipated demand, potential quality issues or other defects in the early stages of introduction. Costs of developing new products and solutions may be reflected on Philips’ balance sheet and may be subject to write-down or impairment as a result of the performance of such products or services; the significance and timing of such write-downs or impairments are uncertain. Accordingly, Philips cannot determine in advance the ultimate effect that new product and solution creation will have on its financial condition and operating results. If Philips fails to create and commercialize products and solutions, it may lose market share and competitiveness, which could have a material adverse effect on its financial condition and operating results.

Philips is dependent on its people for leadership and specialized skills and may be unable to attract and retain such personnel.

The attraction and retention of talented employees in sales and marketing, research and development, finance, and general management, as well as highly specialized technical personnel, especially in transferring operations and enabling functions to low-cost countries, is critical to Philips’ success. The loss of employees with specialized skills could also result in business interruptions. The COVID-19 pandemic places additional challenges on team interactions and the onboarding of new people and brings uncertainty as to what will be the ‘new normal’ way of working after the pandemic. There can be no assurance that Philips will be successful in attracting and retaining highly qualified employees and the key personnel needed in the future.

Trade arrangements following Brexit could have an adverse effect on Philips' operations.

Philips sells products and services in the United Kingdom, although, following footprint adjustments, we no longer have manufacturing in the UK, only configuration. The potential financial impact following the trade arrangements between the UK and the EU or other countries following Brexit, ranges from adverse movements of the pound sterling versus the euro and the US dollar to supply chain disruptions due to the re-introduction of customs controls and the imposition of new tariffs on imports or exports to and from the United Kingdom. An unsuccessful response to trade arrangements may have a material adverse effect on Philips’ financial condition and operating results.

9.5Compliance risks

Philips is exposed to non-compliance of its products and services with various regulations and standards including quality, product safety and data privacy.

Philips operates in a highly regulated product safety and quality environment and its products and services, including parts or materials from suppliers, are subject to regulation by various government and regulatory agencies (e.g. FDA (US), EMA (Europe), NMPA (China), MHRA (UK), ASNM (France), BfArM (Germany), IGZ (the Netherlands)). In the European Union (EU), a new Medical Device Regulation (EU MDR) was published in 2017, which will impose significant additional pre-market and post-market requirements. Examples of other product-related regulations are the EU’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) and Energy-using Products (EuP).

With Philips’ focus on healthcare, new products and services frequently require regulatory approvals for market introduction. The number and diversity of regulatory bodies in the various markets we operate in adds complexity and may negatively impact time to market and implementation costs. Non-compliance with conditions imposed by regulatory authorities could result in product recalls, a temporary ban on products, stoppages at production facilities, remediation costs, fines or claims for damages. Product safety incidents or user concerns, as in the past, could trigger business reviews by the FDA or other regulatory agencies, which, if failed, could trigger these impacts.

The ongoing digitalization of Philips’ products and services, including its holding of personal health data and medical data, increases the importance of compliance with data privacy and similar laws.

Non-compliance could adversely impact Philips’ financial condition or operating result through lost revenue and cost of any required remedial actions, penalties or claims for damages. These issues could also further negatively impact Philips’ reputation, brand, relationship with customers and market share.

Philips is exposed to non-compliance with business conduct rules and regulations.

In the execution of its strategy, Philips could be exposed to the risk of non-compliance with business conduct rules and regulations. This risk is heightened in growth geographies as the legal and regulatory environment is less developed compared to mature geographies. Examples include commission payments to third parties, remuneration payments to agents, distributors, consultants and the like, and the acceptance of gifts, which may be considered in some markets to be normal local business practice. These risks could adversely affect Philips’ financial condition, reputation and brand and trigger the additional risk of exposure to governmental investigations, inquiries and legal proceedings. For further detail see section 'Legal proceedings' within Contingent assets and liabilities.

9.6Financial risks

Philips is exposed to a variety of treasury and financing risks, including liquidity, currency, credit and country risk.

Negative developments impacting the liquidity of global capital markets could affect Philips’ ability to raise or re-finance debt in the capital markets or could lead to significant increases in the cost of such borrowing in the future. If the markets expect a downgrade by the rating agencies, or if such a downgrade has actually taken place, this could increase the cost of borrowing, reduce our potential investor base and adversely affect our business.

Philips operates in over 100 countries and its reported earnings and equity are therefore inevitably exposed to fluctuations in exchange rates of foreign currencies against the euro. Philips’ sales are sensitive in particular to movements in the US dollar, Japanese yen, Chinese renminbi and a wide range of other currencies from developed and emerging economies. Philips’ sourcing and manufacturing spend is concentrated in the European Union, the United States and China. Income from operations is particularly sensitive to movements in currencies of countries where Philips has no or very small-scale manufacturing/local sourcing activities but significant sales of its products or services, such as Japan, Canada, Australia, the United Kingdom and a range of emerging markets such as Russia, South Korea, Indonesia, India and Brazil.

In view of the long lifecycle of health technology solution sales and long-term strategic partnerships, the financial risk of counterparties with outstanding payment obligations creates exposure risks for Philips, particularly in relation to accounts receivable from customers, liquid assets, and the fair value of derivatives and insurance contracts with financial counterparties. A default by counterparties in such transactions can have a material adverse effect on Philips’ financial condition and operating results.

Philips is exposed to tax risks which could have a significant adverse financial impact.

Philips is exposed to tax risks which could result in double taxation, penalties and interest payments. The source of the risks could originate from local tax rules and regulations as well as international and EU regulatory frameworks. These include transfer pricing risks on internal cross-border deliveries of goods and services, tax risks related to acquisitions and divestments, tax risks related to permanent establishments, tax risks relating to tax loss, interest and tax credits carried forward, and potential changes in tax law that could result in higher tax expenses and payments. The risks may have a significant impact on local financial tax results, which, in turn, could adversely affect Philips’ financial condition and operating results. The value of the deferred tax assets, such as tax losses carried forward, is subject to the availability of sufficient taxable income within the tax loss-carry-forward period, but also to the availability of sufficient taxable income within the foreseeable future in the case of tax losses carried forward with an indefinite carry-forward period. The ultimate realization of the company’s deferred tax assets is uncertain. Accordingly, there can be no absolute assurance that all deferred tax assets, such as (net) tax losses and credits carried forward, will be realized.

Philips has defined-benefit pension and other post-retirement plans in several countries. The funded status and service cost are influenced by movements in financial markets and demographic developments.

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

Flaws in internal controls could adversely affect our financial reporting and management process.

Accurate disclosures provide investors and other market professionals with significant information for a better understanding of Philips’ businesses. Failures in internal controls or other issues with respect to Philips’ public disclosures, including disclosures with respect to cybersecurity risks and incidents, could create market uncertainty regarding the reliability of the information (including financial data) presented and could have a negative impact on the price of Philips securities. In addition, the reliability of revenue and expenditure data is key for steering the businesses and for managing top-line and bottom-line growth. The long lifecycle of health technology solution sales, from order acceptance to accepted installation and servicing, together with the complexity of the accounting rules for when revenue can be recognized in the accounts, presents a challenge in terms of ensuring consistent and correct application of the accounting rules throughout Philips’ global business. Significant changes in the way of working, such as working from home during a pandemic, may have an adverse impact on the control environment under which controls are executed, monitored, reviewed and tested. Any flaws in internal controls, or regulatory or investor actions in connection with flaws in internal controls, could adversely affect Philips’ financial condition, results of operation, reputation and brand.

10Supervisory Board

In the two-tier corporate structure under Dutch law, the Supervisory Board is a separate body that is independent of the Board of Management and the company. The Supervisory Board supervises the policies and management and the general affairs of Philips, and assists the Board of Management and the Executive Committee with advice. Please also refer to Supervisory Board within the chapter Corporate governance.

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
Neelam Dhawan1)
Born 1959, Indian
Member of the Supervisory Board since 2012; third term expires in 2022
Non-Executive Board Member of ICICI Bank Limited, Yatra Online Inc and Skylo Technologies Inc. Former Vice President, Global Sales and Alliance - Asia Pacific & Japan, Hewlett Packard Enterprise.
Liz Doherty1)
Born 1957, British/Irish
Chairwoman of the Audit Committee
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
Orit Gadiesh2)
Born 1951, Israeli/American
Member of the Supervisory Board since 2014; second term expires in 2022
Currently Chairman of Bain & Company, member of the Board of Directors of Schindler Group, member of the Board of Trustees of the World Economic Forum and member of the United States Council of Foreign Relations.
Marc Harrison4)
Born 1964, American
Member of the Supervisory Board since 2018; first term expires in 2022
Currently President and Chief Executive Officer of Intermountain Healthcare. Former Chief of International Business Development for Cleveland Clinic and Chief Executive Officer of Cleveland Clinic Abu Dhabi.
Peter Löscher1)4)
Born 1957, Austrian
Member of the Supervisory Board since 2020; first term expires in 2024
Former President and CEO of Siemens AG, President of Global Human Health and Member of the Executive Board of Merck & Co., President and CEO of GE Healthcare Bio-Sciences and member of GE’s Corporate Executive Council, CEO and Delegate of the Board of Directors of Renova Management AG. Currently Chairman of the Board of Directors of Sulzer AG, member of the Board of Directors of Telefónica S.A. and Chairman of the Supervisory Board of Telefónica Deutschland Holding AG, Non-Executive Director of Thyssen-Bornemisza Group AG and Doha Venture Capital LLC and Senior Advisor at Bain Capital Private Equity
Christine Poon2)3)4)
Born 1952, American
Vice-Chairwoman and Secretary
Chairwoman of the Remuneration Committee
Member of the Supervisory Board since 2009; third term expires in 2021
Former Vice-Chairwoman of Johnson & Johnson’s Board of Directors and Worldwide Chairwoman of the Pharmaceuticals Group. Former dean of Ohio State University’s Fisher College of Business. Currently member of the Boards of Directors of Prudential, Regeneron and Sherwin Williams
David Pyott1)4)
Born 1953, British/American
Chairman of the Quality & Regulatory Committee
Member of the Supervisory Board since 2015; second term expires in 2023
Former Chairman and Chief Executive Officer of Allergan, Inc. and former Lead Director of Avery Dennison Corporation. Currently member of the Board of Directors of Alnylam Pharmaceuticals Inc., BioMarin Pharmaceutical Inc. and Pliant Therapeutics. Chairman of privately held Bioniz Therapeutics. Deputy Chairman of the Governing Board of London Business School, member of the Board of Trustees of California Institute of Technology, President of the Ophthalmology Foundation and President of the Advisory Board of the Foundation of the American Academy of Ophthalmology.
Feike Sijbesma3)
Born 1959, Dutch
Vice-Chairman
Member of the Supervisory Board since 2020; first term expires in 2024
Former CEO and member of the Managing Board of Koninklijke DSM NV. Currently Honorary Chairman of Koninklijke DSM NV, member of the Supervisory Board of Dutch Central Bank (DNB), non-executive Director of Unilever NV, Co-Chair of the Global Climate Adaptation Center and Member of the Board of Trustees of the World Economic Forum.
Paul Stoffels2)
Born 1962, Belgian
Member of the Supervisory Board since 2018; first term expires in 2022
Currently Vice Chair of the Executive Committee and Chief Scientific Officer at Johnson & Johnson. Previously, Worldwide Chair of Pharmaceuticals at Johnson & Johnson, CEO of Virco and Chairman of Tibotec.
For a current overview of the Supervisory Board members, see also https://www.philips.com/a-w/about/supervisory-board.html
1)member of the Audit Committee2)member of the Remuneration Committee3)member of the Corporate Governance and Nomination & Selection Committee4)member of the Quality & Regulatory Committee

11Supervisory Board report

Letter from the Chairman of the Supervisory Board

Dear Stakeholder,

In 2020, Philips demonstrated both resilience and agility in the face of the COVID-19 pandemic and the healthcare and economic challenges it unleashed. The company’s achievements in reconfiguring supply chains, scaling up production and developing new ways of engaging with customers and employees ensured it was able to deliver against its triple duty of care – meeting critical customer needs, safeguarding the health and safety of its employees, and ensuring business continuity.

Strategy working

The events of 2020 validate Philips’ strategy to become the leading provider of health technology and to advance value-based care along the health continuum. Over the past years, Philips has significantly invested in informatics, data science and cloud technology to enable the delivery of integrated solutions across the health continuum and across care settings through telehealth. Philips’ innovations – supporting personal health, precision diagnosis, image-guided therapies and connected care, and leveraging the power of data and informatics – and its strong focus on customer needs continue to generate a growing proportion of solutions-based sales. It is an approach that is resonating more strongly than ever with customers and investors.

ESG commitments

In 2020, Philips continued to reinforce its leadership as a purpose-driven company with the announcement of a fully integrated approach to doing business responsibly and sustainably. Building on the company’s strong heritage in environmental and social responsibility, this framework comprises a comprehensive set of key commitments across the Environmental, Social and Governance (ESG) dimensions that guide execution of the company’s strategy. I share management’s conviction that this approach is the best way for Philips to create superior, long-term value for its multiple stakeholders.

Financial performance and outlook

Despite the challenging circumstances, Philips was able to execute its plans and return to growth and improved profitability in the second half of 2020. This was driven by the successful conversion of a strong order book and a gradual return of consumer demand. Philips continued to maintain a strong balance sheet and robust liquidity position throughout the period. Nevertheless, in view of the likely continued impact of the COVID-19 pandemic, Philips took several measures to further enhance its liquidity position. At its Capital Markets Day with investors and financial analysts in November 2020, the company outlined its strategic plan and performance trajectory for the 2021–2025 period.

Supervisory Board

The Supervisory Board spent several sessions in 2020 reviewing, among other things, Philips’ COVID-19 response, performance, strategy, talent pipeline, business controls, quality, and sustainability programs.

At the Annual General Meeting of Shareholders in April 2020, the Supervisory Board was further strengthened by the addition of Feike Sijbesma and Peter Löscher. Feike Sijbesma is a recognized business and sustainability leader, while Peter Löscher is a seasoned business leader in the medical technology and pharmaceutical industries. Their outstanding experience will be highly valuable to our Board and to Philips, as the company expands its leadership in health technology solutions.

We are also very pleased to propose Indra Nooyi and Chua Sock Koong as new members of the Supervisory Board to the Annual General Meeting of Shareholders, which will be held on May 6, 2021. Indra Nooyi is a proven business leader in the consumer and technology sectors, with a strong track record of delivering sustained profitable growth in a sustainable and responsible way. Chua Sock Koong has deep knowledge of information technologies and digitalization. She is the former CEO of Singapore Telecommunications Limited (Singtel), Asia's leading communications technology group. Their strategic insights will be of great value to Philips, as the company embarks on its next growth phase as a health technology leader.

I consider it a privilege to have served three terms on the Supervisory Board of Philips, of which ten years as Chairman. When I step down at the Annual General Meeting of Shareholders in May 2021, I will hand over the reins to my successor, Feike Sijbesma. Together with our colleagues on the Supervisory Board, he will continue to provide thorough oversight of the company as it delivers on its purpose of improving people’s health and well-being through meaningful innovation.

Jeroen van der Veer

Chairman of the Supervisory Board

Introduction Supervisory Board Report

The Supervisory Board supervises and advises the Board of Management and Executive Committee in performing their management tasks and setting the direction of the business of the Philips Group. The Supervisory Board acts, and we as individual members of the Board act, in the interests of Royal Philips, its businesses and all its stakeholders. This report includes a more speciﬁc description of the Supervisory Board’s activities during the ﬁnancial year 2020 and other relevant information on its functioning.

Activities of the Supervisory Board

The overview below indicates key matters that we reviewed and/or discussed during meetings throughout 2020:

  Regular assessments of the company’s overall strategy to extend its leadership as a health technology company. These included reviews of the strategic priorities for each of the business clusters, the company’s overall innovation strategy and innovation transformation program, Research & Development and the Data and Artificial Intelligence strategy. They also included regular reviews of the company’s acquisitions, divestments and partnerships funnel;
  The performance of the Philips Group and its underlying businesses, as well as the company’s flexibility under its capital structure and credit ratings to pay dividends and to fund capital investments, including share repurchases and other financial initiatives;
  The company's response to the global COVID-19 pandemic, in terms of:
    securing business continuity, reconfiguring Philips’ supply chain, meeting increased demand for hospital ventilators and monitors, innovation, customer engagement;
    the health and safety of Philips’ employees, the engagement of employees and the impact of this pandemic on ways of working going forward;
    measures to further enhance Philips’ liquidity position, as announced on April 20, 2020, in relation to the share buyback program announced on January 29, 2019, the placement of in total EUR 1 billion notes, the distribution of the 2019 dividend in shares, and the pay-out of the 2019 Annual Incentive for the Board of Management in shares;
    an external expert provided the Supervisory Board with an external perspective on the COVID-19 pandemic and the future of the healthcare sector;
  Geopolitical developments and their impact on Philips’ business;
  Philips’ annual management commitments, including the 2021 key performance indicators for the Executive Committee and the annual operating plan for 2021;
  Philips’ new financial targets for the 2021-2025 period as announced on October 19 and November 6, 2020 and the details of the strategic plan and performance trajectory for the 2021–2025 period, as presented during Philips’ Capital Markets Day on November 6, 2020;
  Quality & Regulatory compliance, systems and processes. Also refer to the description of the activities of the Quality & Regulatory Committee in the section Report of the Quality & Regulatory Committee of this Supervisory Board report;
  Capital allocation, including the dividend policy and the M&A framework;
  Selected acquisitions and divestments, including the acquisitions of Intact Vascular, Inc. and BioTelemetry, Inc., the intended acquisition of Capsule Technologies, Inc., and the intended divestment of the Domestic Appliances business;
  Enterprise risk management, which included an update on the enterprise risk management processes, the outcome of the annual risk assessment dialogue with the Executive Committee and a discussion of the top and emerging risks faced by Philips, the control and mitigation measures and the possible impact of such risks. Risk domains covered included strategy, operations and compliance;
  Review of talent management, leadership and talent development, leadership culture, inclusion and diversity and succession planning for senior management;
  Evaluation of the Board of Management and the Executive Committee based on the achievement of specific group and individual targets approved by the Supervisory Board at the beginning of the year;
  Oversight of the adequacy of financial and internal controls;
  Significant civil litigation claims against, and public investigations into, Philips;
  Philips’ Environment, Social and Governance approach, the related 2025 sustainability commitments and Philips’ aim to improve the health and well-being of 2.5 billion people per year by 2030 through meaningful innovation;
  Succession of the current Chairman of the Supervisory Board, whose third term will expire at the end of the 2021 Annual General Meeting of Shareholders.

The Supervisory Board also conducted 'deep dives' into a range of topics including:

  Strategy, performance trajectory, innovation portfolio, innovation roadmap and major innovations (including demonstrations on latest innovations) in Precision Diagnosis, Image Guided Therapy and Connected Care;
  The strategy and performance of Philips North America and Philips Greater China, including market trends, business performance and key strategic and transformation initiatives and priorities;
  Philips Capital, including performance and strategic imperatives;
  Marketing and E-commerce, including brand leadership and preference, reputation, Health Systems and Consumer Marketing.

The Supervisory Board also reviewed Philips’ annual and interim financial statements, including non- financial information, prior to publication.

Supervisory Board meetings and attendance

In 2020, the members of the Supervisory Board convened for seven regular meetings and three extraordinary meetings. Moreover, we collectively and individually interacted with members of the Executive Committee and with senior management outside the formal Supervisory Board meetings. The Chairman of the Supervisory Board and the CEO met regularly for bilateral discussions about the company’s progress on a variety of matters. Feike Sijbesma and Peter Löscher, appointed to the Supervisory Board with effect from April 30, 2020, followed an induction program and interacted with various Executive Committee members for deep-dives on strategy, finance and investor relations, governance and legal affairs.

The Supervisory Board meetings were well attended in 2020. All Supervisory Board members were present during the Supervisory Board meetings in 2020, with the exception of one member not able to attend the April 2020 meeting. The committees of the Supervisory Board also convened regularly (see the separate reports of the committees below) and the committees reported back on their activities to the full Supervisory Board. In addition to the formal meetings of the Board and its committees, the Board members held private meetings. We, as members of the Supervisory Board, devoted sufficient time to engage (proactively if the circumstances so required) in our supervisory responsibilities.

Because of restrictions related to the COVID-19 pandemic, the meetings of the Supervisory Board and its committees were mostly held virtually and no local site visits were organized.

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

The Supervisory Board currently consists of ten members. In 2020, there were a number of changes to the composition of the Board. At the 2020 Annual General Meeting of Shareholders, Neelam Dhawan was re-appointed as a member of the Supervisory Board for an additional term of two years and Feike Sijbesma and Peter Löscher were each appointed as a member of the Supervisory Board for a term of four years. The agenda for the upcoming 2021 Annual General Meeting of Shareholders will include proposals to appoint Indra Nooyi and Chua Sock Koong as members of the Supervisory Board.

The term of appointment of Jeroen van der Veer and Christine Poon will expire at the end of the 2021 Annual General Meeting of Shareholders, after each having served three consecutive terms on the Supervisory Board. Furthermore, Orit Gadiesh will step down from the Supervisory Board at the end of the 2021 Annual General Meeting of Shareholders, after having served seven years on the Supervisory Board. We, as members of the Supervisory Board, would like to take this opportunity to thank Jeroen van der Veer, Christine Poon and Orit Gadiesh for their contributions to our work. After an internal selection process, the Supervisory Board appointed Feike Sijbesma as Chairman of the Supervisory Board, succeeding Jeroen van der Veer, and Paul Stoffels as Vice-Chair of the Supervisory Board, succeeding Christine Poon and Feike Sijbesma. Both appointments will be effective as per the end of the 2021 Annual General Meeting of Shareholders.

The Supervisory Board attaches great value to diversity in its composition and adopted a Diversity Policy for the Supervisory Board, Board of Management and Executive Committee. As laid down in the Diversity Policy, the aim is that the Supervisory Board, Board of Management and Executive Committee comprise members with a European and a non-European background (nationality, working experience or otherwise) and overall at least four different nationalities, and that they comprise at least 30% male and at least 30% female members. The Supervisory Board’s composition furthermore follows the profile included in the Rules of Procedure of the Supervisory Board, which aims for an appropriate combination of knowledge and experience among its members, encompassing marketing, manufacturing, technology and informatics, healthcare, financial, economic, social and legal aspects of international business and government and public administration in relation to the global and multiproduct character of Philips’ businesses. The aim is also to have one or more members with an executive or similar position in business or society no longer than five years ago. The composition of the Supervisory Board shall be in accordance with the best practice provisions on independence of the Dutch Corporate Governance Code, and each member of the Supervisory Board shall be capable of assessing the broad outline of the overall policy of the company. The size of the Supervisory Board may vary as it considers appropriate to support its profile.

The Supervisory Board spent time in 2020 considering its composition, as well as the composition of the Executive Committee (including the Board of Management). Currently, the composition of the Supervisory Board meets the above-mentioned gender diversity goals, as 40% of the Supervisory Board members (4 out of 10) are female. Overall, 28% (7 out of 25) of the positions to which the Diversity Policy applies (Supervisory Board and Executive Committee/Board of Management) are held by women. As explained in the report of the Corporate Governance and Nomination and Selection Committee, the company continues its efforts to enhance inclusion and diversity in the entire organization. The Supervisory Board expects these efforts to contribute to the achievement of the company’s diversity goals, although there may be various pragmatic reasons – such as other relevant selection criteria and the availability of suitable candidates – that could have an impact on the achievement of the diversity goals. The Supervisory Board will continue to devote attention to this topic in 2021.

In 2020, each member of the Supervisory Board completed a questionnaire to verify compliance with the applicable corporate governance rules and the Rules of Procedure of the Supervisory Board. The outcome of this survey was satisfactory.

An independent external party facilitated the 2020 self-evaluation process for the Supervisory Board and its committees. This included drafting the relevant questionnaire and interviewing members of the Supervisory Board as well as reporting on the results. The questionnaire covered topics such as the composition of the Supervisory Board and the required profile of future Supervisory Board members, stakeholder oversight, strategic oversight, risk management, dynamics of Supervisory Board meetings, succession planning and human resources oversight, the relationship between the Supervisory Board and Management and the priorities of the Supervisory Board in 2021. Furthermore, the performance of the Supervisory Board’s committees was reviewed. The Chairman of the Supervisory Board was evaluated through a separate questionnaire and his evaluation was also part of the discussions of the Supervisory Board about the selection of the new Chairman. The responses to the questionnaires were aggregated into reports.

The results of the self-evaluation were shared and discussed in a private meeting of the Supervisory Board. The responses provided by the Supervisory Board members indicated that the Board continues to be a well-functioning team. A number of suggestions were made to further improve the performance of the Supervisory Board over the coming period, with the top priorities being: a smooth transition of the Chair when Jeroen van der Veer steps down from the Supervisory Board, oversight of technology and innovation, the balance between organic and inorganic growth and the oversight of the CEO succession. The functioning of the Supervisory Board committees was rated highly. Furthermore, the Chairman of the Supervisory Board held bilateral meetings early 2021 where the results were also discussed.

The periodic use of an external facilitator to measure the functioning of the Supervisory Board will continue to be considered in the future.

Supervisory Board composition

	Jeroen van der Veer	Neelam Dhawan	Orit Gadiesh	Christine Poon	David Pyott	Paul Stoffels	Marc Harrison	Liz Doherty	Feike Sijbesma1)	Peter Löscher1)
Year of birth	1947	1959	1951	1952	1953	1962	1964	1957	1959	1957
Gender	Male	Female	Female	Female	Male	Male	Male	Female	Male	Male
Nationality	Dutch	Indian	Israeli/American	American	British/American	Belgian	American	British/Irish	Dutch	Austrian
Initial appointment date	2009	2012	2014	2009	2015	2018	2018	2019	2020	2020
Date of (last) (re-)appointment	2017	2020	2018	2017	2019	n/a	n/a	n/a	n/a	n/a
End of current term	2021	2022	2022	2021	2023	2022	2022	2023	2024	2024
Independent	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
Committee memberships2)	RC & CGNSC	AC	RC	RC, CGNSC & QRC	AC & QRC	RC	QRC	AC	CGNSC	AC & QRC
Attendance at Supervisory Board meetings	(10/10)	(10/10)	(10/10)	(10/10)	(10/10)	(10/10)	(9/10)	(10/10)	7/7	7/7
Attendance at Committee meetings	RC (6/6 CGNSC (6/6)	AC (5/5)	RC (6/6)	RC (6/6) CGNSC (6/6) QRC (5/5)	AC (5/5) QRC (5/5)	RC(3/4)3)	QRC (5/5)	AC(5/5)	CGNSC (5/5)4)	AC (2/2)5) QRC (4/4)6)
International business	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
Marketing		yes	yes	yes	yes	yes				yes
Manufacturing	yes	yes				yes		yes	yes	yes
Technology & informatics	yes	yes	yes			yes	yes	yes	yes	yes
Healthcare				yes	yes	yes	yes			yes
Finance	yes			yes	yes	yes	yes	yes		yes
1)Appointed as member of the Supervisory Board with effect from April 30, 20202)CGNSC: Corporate Governance & Nomination and Selection Committee; AC: Audit Committee; RC: Remuneration Committee; QRC: Quality & Regulatory Committee3)Paul Stoffels joined the Remuneration Committee in the course of 20204)Feike Sijbesma joined the Corporate Governance & Nomination and Selection Committee in the course of 20205)Peter Löscher joined the Audit Committee in the course of 20206)Peter Löscher joined the Quality & Regulatory Committee in the course of 2020

Supervisory Board committees

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

Composition Board of Management

The term of Marnix van Ginneken’s appointment as member of the Board of Management will expire at the end of the upcoming 2021 Annual General Meeting of Shareholders. The Supervisory Board is pleased that Marnix van Ginneken remains available as member of the Board of Management. The agenda for the Annual General Meeting of Shareholders 2021 will therefore include a proposal to re-appoint Marnix van Ginneken as member of the Board of Management.

Financial Statements 2020

The financial statements of the company for 2020, as presented by the Board of Management, have been audited by Ernst & Young Accountants LLP, the independent external auditor appointed by the General Meeting of Shareholders. We have approved these financial statements, and all individual members of the Supervisory Board have signed these documents (as did the members of the Board of Management).

We recommend to shareholders that they adopt the 2020 financial statements. We likewise recommend to shareholders that they adopt the proposal of the Board of Management to make a distribution of EUR 0.85 per common share, in cash or shares at the option of the shareholder, against the net income of 2020.

Finally, we would like to express our thanks to the members of the Board of Management, the Executive Committee and all other employees for their continued contribution throughout 2020.

February 23, 2021

The Supervisory Board

Jeroen van der Veer
Christine Poon
Feike Sijbesma
Neelam Dhawan
Liz Doherty
Orit Gadiesh
Marc Harrison
Peter Löscher
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

11.1Report of the Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee is chaired by Jeroen van der Veer. Its other members are Christine Poon and Feike Sijbesma (who joined in the course of 2020). The Committee is responsible for the review of selection criteria and appointment procedures for the Board of Management, the Executive Committee, certain other key management positions, as well as the Supervisory Board.

In 2020, Corporate Governance and Nomination & Selection Committee members held six meetings and all Committee members attended these meetings.

The Committee devoted time to the appointment or reappointment of candidates to fill current and future vacancies on the Supervisory Board. Following those consultations, it prepared decisions and advised the Supervisory Board on candidates for appointment. This resulted in the re-appointment of Neelam Dhawan and the appointment of Feike Sijbesma and Peter Löscher as members of the Supervisory Board at the 2020 Annual General Meeting of Shareholders. This also resulted in the proposals to appoint Indra Nooyi and Chua Sock Koong as members of the Supervisory Board, at the upcoming 2021 Annual General Meeting of Shareholders.

Under its responsibility for the selection criteria and appointment procedures for Philips’ senior management, the Committee reviewed the functioning of the Board of Management and its individual members, the Executive Committee succession plans and emergency candidates for key roles in the company. The conclusions from these reviews were taken into account in the performance evaluation of the Board of Management and Executive Committee members and the selection of succession candidates.

In 2020, the Committee devoted time to the appointment or reappointment of candidates to fill current and future vacancies on the Board of Management and the Executive Committee. These included the appointments of: Roy Jakobs as Chief Business Leader Connected Care, effective January 2020, succeeding Carla Kriwet who left the company; Kees Wesdorp as Chief Business Leader Precision Diagnosis, effective April 2020 (and in that role also jointly responsible for Diagnosis & Treatment), succeeding Rob Cascella, who transitioned to a role as Strategic Business Development Leader, where he remains a member of the Executive Committee; Deeptha Khanna as Chief Business Leader Personal Health, effective July 2020, succeeding Roy Jakobs; Edwin Paalvast as Chief of International Markets, effective August 2020, succeeding Henk de Jong. Henk de Jong transitioned to the role of CEO of the Domestic Appliances business (which is currently being separated from Philips) and remains a member of the Executive Committee. Furthermore, this resulted in the proposal to re-appoint Marnix van Ginneken as member of the Board of Management at the 2021 Annual General Meeting of Shareholders.

With respect to corporate governance matters, the Committee discussed relevant developments and legislative changes, including pending or expected Dutch legislation on takeovers and shareholder activism and on gender diversity.

Diversity

In 2017, the Supervisory Board adopted a Diversity Policy for the Supervisory Board, Board of Management and Executive Committee, which is published on the company website.

The criteria in the Diversity Policy aim to ensure that the Supervisory Board, Board of Management and Executive Committee have the expertise needed for a good understanding of current affairs and longer-term risks and opportunities related to the company’s business and sufficient diversity of views to provide appropriate challenge. The nature and complexity of the company’s business is taken into account when assessing optimal board diversity, as well as the social and environmental context in which the company operates.

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

Currently, the Supervisory Board and the Board of Management/Executive Committee comprise members with more than 10 different nationalities. The composition of the Supervisory Board currently meets the above-mentioned gender diversity goals, with 40% of the Supervisory Board members (4 out of 10) being female. Overall, 28% (7 out of 25) of the positions to which the Diversity Policy applies (Supervisory Board and Executive Committee/Board of Management) are currently held by women.

The company continues to put in place measures to enhance diversity and inclusion at all levels within the organization, with the aim of retaining and progressing talent and of ensuring diversity and inclusion at senior management levels. To this end, Philips has set a new goal of 30% gender diversity in senior leadership positions by the end of 2025. With diversity being part of Philips’ purpose and one of the three strategic pillars of the global Human Resources strategy, long-term Inclusion & Diversity ambitions are embedded in that strategy. Execution is monitored through a diversity dashboard that is based on a global scorecard with specific goals, but also provides insights into the inflow, advancement and outflow of talent. This ensures clarity, accountability and focus and makes it possible to customize goals and intervene where appropriate. During 2020, further work was done to bring together various initiatives around unconscious bias, health, well-being and identity, to stand up against racism and to drive an ongoing dialogue about inclusion within teams across the company. These initiatives create a more holistic approach and include:

  Building senior women mentoring programs to develop and retain senior female leaders;
  Continuing Philips’ senior women-focused employer brand campaign;
  The global and local celebration of International Women’s Day across 80 locations worldwide;
  Including questions about diversity and inclusion in employee surveys. Results from recent surveys show positive trends, with all employees across all grades becoming more positive about Philips’ commitment to diversity in its widest sense, including background, talent and perspective as well as gender;
  Continuing the deployment, started in 2019, across the organization of tailor-made training designed to address unconscious bias. The training creates awareness of, and an ongoing dialogue around, unconscious bias and its impact on inclusion;
  Increased focus on health and well-being in view of the impact of the COVID-19 pandemic, including, for example, the establishment of an Employee Assistance Program offering counselling support in a number of countries;
  The launch of a global Energy Management Program, addressing work-life balance and helping employees to build resilience;
  Offering active support to employees in setting up their own diverse and inclusive bottom-up networks in the organization. These include women’s networks, the Black Employees Resource Group that was founded in North America, an Asian employees’ network, and revival of the LGBTQ+ community, with the leaders of such networks and communities frequently coming together to ensure an integrated Inclusion & Diversity approach;
  Developing a global framework for a holistic workforce analytics approach to ensure equal opportunities and equity, assisted by an external expert;
  The global virtual celebration of Pride, Coming Out Day and World Mental Health Day, engaging with employees globally through dialogues with internal and external speakers, panel events and webinars;
  The recognition of Hispanic Heritage Month and Black History Month and the introduction of a one-week program of virtual events to celebrate Veterans Day in North America.

Philips’ commitment towards Inclusion & Diversity is furthermore reflected in the company-wide Inclusion & Diversity Policy, the General Business Principles and the Fair Employment Policy. Reference is also made to the section Inclusion & Diversity of this Annual Report for more information.

11.2Report of the Remuneration Committee

11.2.1Letter from the Remuneration Committee Chair

Dear Stakeholder,

On behalf of the Remuneration Committee, I am pleased to report on the Committee’s activities in 2020 and to present the 2020 Remuneration Report on behalf of the Board of Management and the Supervisory Board.

An important milestone in 2020 was the update of the Remuneration Policy for the Board of Management and the Supervisory Board respectively, as approved by our shareholders during the 2020 Annual General Meeting of Shareholders. The relevant proposals followed the implementation of the revised EU Shareholders Rights Directive (2017/828) into Dutch law (effective December 2019). To ensure that the Remuneration Committee was able to properly consider all feedback before submitting final remuneration packages to our shareholders, the Remuneration Committee initiated a dedicated remuneration roadshow in the second half of 2019, engaging with a number of the company’s shareholders (in aggregate representing approximately 35% of the issued share capital) and institutional advisory organizations.

As part of the update of the Remuneration Policy and the Long-Term Incentive Plan for the Board of Management, the following changes were made (compared to the previous 2017 versions):

  Long-Term Incentive - to explicitly link the Remuneration Policy to our purpose and our contribution to society, a sustainability criterion (non-financial) has been introduced in the Long-Term Incentive in addition to the financial criteria TSR and EPS. In addition, the TSR vesting schedule has been changed, reducing pay-out at and around median performance.
  Annual Incentive (individual element) - to enhance transparency, five performance categories have been defined for the individual element of the Annual Incentive (20% weighting). Each year, relevant categories will be chosen and disclosed ex-ante in the Annual Report. Related targets will be set for each of the members of the Board of Management.
  Quantum Peer Group - the Quantum Peer Group for compensation benchmarking purposes changed from 26 to 24 companies. Alcatel Lucent was excluded as it was acquired by Nokia (which was already included in the Quantum Peer Group), and Essilor International was excluded after its merger into a company with a business profile with less relevance for Philips.

During the 2020 Annual General Meeting of Shareholders, our shareholders approved the 2019 Remuneration Report (by a 92.06% for vote). Based on our shareholder engagement, we noted the request for an increased level of transparency in the Remuneration Report, and therefore we further increased disclosures in our 2020 Remuneration Report. For example, we have updated the annual incentive disclosure tables, showing the realized financial performance, the selected individual performance criteria and the assessment of performance for the individual targets of the 2020 annual incentive. During its regular meetings throughout the year, the Remuneration Committee obtained updates on remuneration-related developments and societal trends. Overall, the Remuneration Committee concluded that our Remuneration Policy and its implementation are well aligned with market practice and the prevailing corporate governance requirements, while it enables us to achieve alignment of the remuneration of the Board of Management with Philips’ purpose and strategy.

Impact of COVID-19

As highlighted in the letter from the Chairman of the Supervisory Board within Supervisory Board report, Philips demonstrated resilience and agility in the face of the COVID-19 pandemic and the healthcare and economic challenges it unleashed. The Remuneration Committee is mindful of the measures the company took in the first half of 2020 to further enhance its liquidity position, in view of the possible continued impact of the COVID-19 pandemic. As part of these measures, the 2019 Annual Incentive for the Board of Management was paid out in shares, which will be subject to the 5-year holding period as prescribed by the Dutch Corporate Governance Code. Group-wide, merit and promotional salary increases for senior management were delayed from April 1, 2020 to October 1, 2020.

Looking back, the Remuneration Committee acknowledges that COVID-19 has impacted Philips’ results in the year. Demand for our professional healthcare products and solutions to help diagnose, treat, monitor and manage COVID-19 patients increased strongly. At the same time, COVID-19 led to the postponement of installations and elective procedures in hospitals, which impacted parts of our business, and there was a decline in consumer activity, as a result of which our Personal Health businesses have been impacted. Overall, COVID-19 had an impact on Philips’ business performance in 2020. Management is to be commended strongly for leading the Company through the pandemic and achieving a satisfactory result for the year. Please refer to Strategy and Businesses and Financial performance of our Annual Report 2020 for more information on the effects of COVID-19.

The composition of the Remuneration Committee and its activities

The Remuneration Committee is chaired by Christine Poon. Its other members are Jeroen van der Veer, Orit Gadiesh and (since May 2020) Paul Stoffels. The Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee, as well as the policies governing this remuneration. In performing its duties and responsibilities, the Remuneration Committee is assisted by an external consultant and an in-house remuneration expert. For a full overview of the responsibilities of the Committee, please refer to the Charter of the Remuneration Committee, as outlined in Chapter 3 of the Rules of Procedure of the Supervisory Board (which are published on the company’s website).

Our annual Remuneration Committee cycle enables us to have an effective decision-making process supporting the determination, review and implementation of the Remuneration Policy. The main (recurring) activities during the annual cycle are outlined below:

July to September:	October to December:	January to March:	April to June:
Review the Remuneration Policy in line with the business strategy and priorities and assess the need for changes	Engage in stakeholder dialogues regarding the Remuneration Policy and proposed changes for the next year (if any)	Evaluate business performance and achievement of Annual and Long-Term Incentive targets	Effectuate compensation level changes
Review the Remuneration Committee Charter	Assess compensation levels against the median of the Quantum Peer Group for compensation benchmarking purposes	Rigorous target setting of the performance metrics for the upcoming year and multi-year LTI cycle	Prepare and hold the Annual General Meeting of Shareholders including a discussion on the implementation of the Remuneration Policy
	Conduct scenario analyses	Set compensation levels for the upcoming year based on the assessment against the Quantum Peer Group
Prepare Remuneration Report for the previous year

The Committee met six times in 2020. All Committee members were present during these meetings.

At Philips, our purpose is to improve people’s health and well-being through meaningful innovation. The Remuneration Committee believes that the Remuneration Policy (and Long-Term Incentive Plan) for the Board of Management supports this purpose. Please refer to the Remuneration Report below, for the way the Remuneration Policy has been implemented in the year 2020.

Christine Poon
Chairwoman of the Remuneration Committee

11.2.2Remuneration report 2020

In this Remuneration Report, the Supervisory Board provides a comprehensive overview, in accordance with article 2:135b of the Dutch Civil Code, of the remuneration paid and owed to the individual members of the Board of Management and the Supervisory Board respectively in the financial year 2020. The report will also be published as a stand-alone document on the company’s website after the 2020 Annual General Meeting of Shareholders, the agenda of which will include an advisory vote on this Remuneration Report.

Board of Management

Summary of Remuneration Policy

The Remuneration Policy and Long-Term Incentive Plan for the Board of Management have been adopted and approved respectively by the Annual General Meeting of Shareholders 2020, which took place on April 30, 2020.

The objectives of the Remuneration Policy for the Board of Management are: to focus them on delivering on our purpose and strategy, to motivate and retain them, and to create stakeholder value.

Thus, the Remuneration Policy:

  Supports improving the company’s overall performance and enhancing the long-term value of the company;
  Directly supports our purpose by:
  a) linking a part of remuneration to achieving our strategic imperatives through the criteria and targets included in the Annual and Long-Term Incentives;
  b) offering market competitive compensation compared to a peer group of business competitors and companies we compete with for executive talent;
  c) enabling us to motivate, retain and attract world-class talent in order to support our purpose of improving people’s health and well-being through meaningful innovation and our goal of addressing our customers’ healthcare challenges (delivering on the Quadruple Aim);
  d) stimulating share ownership to create alignment with shareholders and encourage employees to act as stewards and ambassadors of the company;
  Encourages the company and its employees to act responsibly and sustainably;
  Delivers value for our stakeholders, such as shareholders, customers, consumers and employees, by continuously engaging with them and make a positive contribution to society at large;
  Leads to fair and internally consistent pay levels by taking into account internal pay ratios.
Main elements of the Remuneration Policy
Compensation element	Purpose and link to strategy	Operation	Policy Level
Total Direct Compensation	To support the Remuneration Policy’s objectives, the Total Direct Compensation includes a significant variable part in the form of an Annual Incentive (cash bonus) and Long-Term Incentive in the form of performance shares. As a result, a significant proportion of pay is ‘at risk’.

The Supervisory Board ensures that a competitive remuneration package for Board-level executive talent is maintained and benchmarked.

The positioning of Total Direct Compensation is reviewed against benchmark data on an annual basis and is recalibrated if and when required. To establish this benchmark, data research is carried out each year on the compensation levels in the Quantum Peer Group.

Total direct remuneration is aimed at or close to, the median of the Quantum Peer Group.
Annual Base Compensation	Fixed cash payments intended to attract and retain executives of the highest caliber and to reflect their experience and scope of responsibilities.

Annual Base Compensation levels and any adjustments made by the Supervisory Board are based on factors including the median of Quantum Peer Group data and performance and experience of the individual member.

The annual review date for the base salary is typically before April 1.

The individual salary levels are shown in this Remuneration Report.
Annual Incentive	Variable cash bonus incentive of which achievement is tied to specific financial and non-financial targets derived from the company’s annual strategic plan. These targets are set at challenging levels and are partly linked to the results of the company (80% weighting) and partly to the contribution of the individual member (20% weighting).	The payout in any year relates to the achievements of the preceding year. Metrics are disclosed ex-ante in the Remuneration Report and there will be no retroactive changes to the selection of metrics used in any given year once approved by the Supervisory Board and disclosed.	President & CEO On-target: 100% Maximum: 200% of Annual Base Compensation. Other BoM members On-target: 80% Maximum: 160% of Annual Base Compensation.
Long-Term Incentive	Our Long-Term Incentives form a substantial part of total remuneration, with payouts contingent on achievement of challenging EPS targets, relative TSR performance against a high performing peer group and sustainability objectives that are directly aligned with our purpose to make the world healthier and more sustainable through innovation.

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

President & CEO
Annual grant size: 200% of Annual Base Compensation.

Other BoM members
Annual grant size: 150% of Annual Base Compensation. Maximum vesting opportunity is 200% of the number of performance shares granted.

Mandatory share ownership and holding requirement	To further align the interests of executives to those of stakeholders and to motivate the achievement of sustained performance.

The guideline for members of the Board of Management is to hold at least a minimum shareholding in the company.

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
The guideline does not require members of the Board of Management to purchase shares in order to reach the required share ownership level.

The minimum shareholding requirement is 400% of annual base compensation for the CEO and 300% for other members of the Board of Management.
Pension	Pension plan and pension contribution intended to result into an appropriate level at retirement.
  Defined Contribution plan with fixed contribution (applicable to all executives in the Netherlands – capped at EUR 110,111).
  Gross allowance of 25% of annual base compensation exceeding EUR 110,111.
  Temporary gross transition allowance offsetting historical plan changes.

Additional arrangements	To aid retention and remain competitive within the marketplace

Additional arrangements include expense and relocation allowances, medical insurance, accident insurance and company car arrangements, which are in line with other Philips executives in the Netherlands.

The members of the Board of Management also benefit from coverage under the company’s Directors & Officers (D&O) liability insurance.

The company does not grant personal loans to members of the Board of Management.

Peer Groups

We use a Quantum Peer Group for remuneration benchmarking purposes, and therefore we aim to ensure that it includes business competitors, with an emphasis on companies in the healthcare, technology-related or consumer products area, and other companies we compete with for executive talent. The Quantum Peer Group consists of predominantly Dutch and other European companies, plus a minority (up to 25%) of US-based global companies, of comparable size, complexity and international scope.

Philips Group

Quantum Peer Group

2020

European companies		Dutch companies	US companies
Atos	Nokia	Ahold Delhaize	Becton Dickinson
BAE Systems	Reckitt Benckiser	AkzoNobel	Boston Scientific
Capgemini	Roche	ASML	Danaher
Electrolux	Rolls-Royce	Heineken	Medtronic
Ericsson	Safran
Essity	Siemens Healthineers
Fresenius Medical Care	Smith & Nephew
Henkel & Co	Thales

In addition, we use a TSR Performance Peer Group to benchmark our relative Total Shareholder Return performance for Long-Term Incentive purposes and against our business peers in the health technology market and other markets in which we compete. The companies we have selected for this peer group include predominantly US-based healthcare companies. Given that a substantial number of relevant competitors are US-headquartered, the weighting of US-based healthcare companies is more notable than for the Quantum Peer Group.

Philips Group

TSR Performance Peer Group

2020

US companies	European companies	Japanese companies
Becton Dickinson	De’Longhi	Hitachi
Boston Scientific	Elekta	Terumo
Cerner	Fresenius Medical Care
Danaher	Getinge
General Electric	Groupe SEB
Hologic	Siemens Healthineers
Johnson & Johnson	Smith & Nephew
Medtronic
Resmed
Stryker

The Remuneration Policy and the Long-Term Incentive Plan allow changes to the peer groups to be made by the Supervisory Board without approval from the General Meeting of Shareholders in respect of up to three companies on an annual basis (for instance: following a delisting of a company or, a merger of two peer companies), or six companies in total during the four years following adoption and approval of the Remuneration Policy and the Long-Term Incentive Plan respectively (or, if earlier, until the adoption or approval of a revised Remuneration Policy or revised Long-Term Incentive Plan). In addition to these changes, in view of Philips’ planned portfolio change through the divestment of its Domestic Appliances business, the Supervisory Board may decide to remove Groupe SEB and De’Longhi from the TSR Performance Peer Group and replace them by other business competitors in the health technology market. No changes were made to either peer group during 2020.

Services agreements

The members of the Board of Management are engaged by means of a services agreement (overeenkomst van opdracht). Termination of the contract by either party is subject to six months’ notice period. The severance payment is set at a maximum of one year’s annual base compensation. No severance payment is due if the agreement is terminated early on behalf of the Board of Management member or in the case of urgent cause (dringende reden) as defined in article 7:678 and further in the Dutch Civil Code. The term of the services agreement is aligned with the term for which the relevant member has been appointed by the General Meeting of Shareholders (which is a maximum period of four years, it being understood that this period expires no later than at the end of the AGM held in the fourth year after the year of appointment).

Philips Group

Contract terms for current members

2020

end of term
Frans van Houten	AGM 2023
Abhijit Bhattacharya	AGM 2023
Marnix van Ginneken	AGM 2021

11.2.3Remuneration of the Board of Management in 2020

The Supervisory Board has determined the 2020 pay-outs and awards to the members of the Board of Management, upon the proposal of the Remuneration Committee, in accordance with the Remuneration Policy and Long-Term Incentive Plan as adopted and approved respectively by our shareholders during the 2020 Annual General Meeting of Shareholders. In addition, the Supervisory Board has determined the 2020 pay-out of the 2018 Long-Term Incentive Plan, of which the performance period ended on December 31, 2020. This was done in accordance with the Long-Term Incentive Plan as approved during the 2017 Annual General Meeting of Shareholders.

The Remuneration Committee annually conducts a scenario analysis. This includes the calculation of remuneration under different scenarios, whereby different Philips performance assumptions and corporate actions are examined. The Supervisory Board concluded that the relationship between the strategic objectives and the chosen performance criteria for the 2020 Annual Incentive, as well as 2018 Long-Term Incentive performance criteria, were adequate.

Annual Base Compensation

The annual compensation of the members of the Board of Management has been reviewed as part of the regular remuneration review. In the case of Frans van Houten and Abhijit Bhattacharya, the annual compensation remained unchanged in 2020 compared to 2019 at EUR 1,325,000 and EUR 785,000 respectively. As a result of the review, the annual compensation of Marnix van Ginneken has been increased per October 1, 2020, from EUR 575,000 to EUR 595,000. This increase was made to move the total compensation level closer to the market median level, as well as to reflect internal relativities. Typically, the salary increase is implemented on April 1, however all merit and promotional salary increases for senior management globally were delayed from April 1, 2020 to October 1, 2020.

2020 Annual Incentive

The Annual Incentive performance has been assessed based on:

Company financial results (80% weighting)

To support the performance culture, the financial targets we set are at group level for all members of the Board of Management. EBITA*) and free cash flow*) for Annual Incentive calculation purposes are corrected for restructuring and acquisition related costs as well as specific unexpected events which are outside of management’s control, to the extent they have not been reflected in the original targets. The 2020 realizations, shown in the following table, reflect the performance on the criteria at Group level that apply to the Board of Management. The performance on the comparable sales growth*) and EBITA*) based criteria were below target, whereas the performance on the free cash flow*) based criterion was above target.

Financial performance criteria	Weighting as % of target Annual Incentive	Assessment of performance					Weighted pay-out as % of target Annual Incentive
		threshold performance	target performance	maximum performance	realized performance	resulting payout as % of target
Comparable Sales Growth1)	30%	2.3%	4.3%	6.3%	2.5%	55.0%	17%
EBITA1)	30%	10.4%	12.4%	14.4%	10.7%	57.5%	17%
Free Cash Flow1)	20%	1,096	1,505	1,914	1,852	185.1%	37%
Total	80%						71%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
Individual targets based on area of responsibility (20% weighting)

To determine the payout levels for the individual goals, the Supervisory Board applies a holistic assessment as to the performance against the set goals as well as the relative weighting of the goal categories. Overall, the Supervisory Board commends the Board of Management on their strong performance in 2020, taking into account the exceptional challenges caused by the COVID-19 pandemic.

Board of Management Member	Individual Performance criteria	Assessment of performance	Weighted pay-out as% of target Annual Incentive
Frans van Houten	Strategy execution	Grown solutions sales as a % of revenue above target Executed on strategic M&A according to plan and divestment of Domestic Appliances on track	27%
	Quality & operational excellence	Productivity targets achieved in line with plan On track to comply with EU MDR and Consent Decree relating to US defibrillator business Structural progress on quality agenda
	People & organization	Strengthened Executive Committee Increased employee engagement score in line with target Significant progress made in the deployment of the Philips Business System
Abhijit Bhattacharya	Strategy execution	Philips IT Landscape to enable new functionalities progressed according to plan Executed on strategic M&A according to plan and divestment of Domestic Appliances on track, including disentanglement	24%
	Quality & operational excellence	Productivity targets achieved in line with plan Delivered on Philips’ Finance, IT and GBS (Global Business Services) transformation plans
	People & organization	Employee engagement score increased in line with target Significant progress made in the deployment of the Philips Business System
Marnix van Ginneken	Strategy execution	Executed on strategic M&A according to plan and divestment of Domestic Appliances on track Successful management of a number of legal matters	21%
	Quality & operational excellence	Consolidated legal manufacturers and quality management systems in line with plan
	People & organization	Further developed the Government and Public Affairs function Employee engagement score increased in line with target Significant progress made in the deployment of the Philips Business System

Overall this leads to the following total Annual Incentive realization and payout (payout in 2021):

Annual Incentive realization 2020

in EUR unless otherwise stated

	Annual incentive opportunity		Realized annual incentive
	Target as a % of base compensation	Target Annual Incentive	Financial performance (weighted pay-out %)	Individual performance (weighted pay-out %)	Payout as % of target Annual Incentive	Realized annual incentive
Frans van Houten	100%	1,325,000	71%	27%	98%	1,298,500
Abhijit Bhattacharya	80%	628,000	71%	24%	95%	596,600
Marnix van Ginneken	80%	476,000	71%	21%	92%	437,920
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

2021 Annual Incentive

The Annual Incentive criteria consist of:

Financial criteria (80% weighting):

For the year 2021, the following financial indicators of the company’s results are selected to ensure alignment with the key (strategic) priorities in the year:

  Profit/margin
  Revenue/growth
  Cash flow
Individual criteria (20% weighting):

The contribution of the individual member is assessed based on areas of responsibility, for which annually two to a maximum of five performance categories are selected for each Board of Management member from the following list:

  Customer results
  Quality & operational excellence
  Strategy execution
  People & organization
  ESG/Sustainability

For the year 2021, the following performance categories are selected to ensure alignment with the key (strategic) priorities in the year:

Board of Management Member	Selected performance categories
Frans van Houten	Customer Results Quality & operational excellence Strategy execution People & organization ESG/Sustainability
Abhijit Bhattacharya	Customer Results Quality & operational excellence Strategy execution People & organization
Marnix van Ginneken	Quality & operational excellence Strategy execution People & organization ESG/Sustainability

2018 Long-Term Incentive

The 3-year performance period of the 2018 performance share grant ended on December 31, 2020. The payout results are explained below.

TSR (50% weighting)

A ranking approach to TSR applies with Philips itself included in the TSR Performance Peer Group. TSR scores are calculated based on a local currency approach and by taking a 3-month averaging period prior to the start and end of the 3-year performance period. The performance incentive pay-out zone is outlined in the following table, which results in zero vesting for performance below the 40th percentile and 200% vesting for performance levels above the 75th percentile. The incentive zone range has been constructed such that the average pay-out over time is expected to be approximately 100%.

Philips Group

Performance-incentive zone for TSR

in %

Position	20-14	13	12	11	10	9	8	7	6	5-1
Payout	0	60	80	100	120	140	160	180	190	200

The TSR achieved by Philips during the performance period was 35.03%, using a start date of October 2017 and end date of December 2020. This resulted in Philips being positioned at rank 9 in the TSR performance peer group shown in the following table, resulting in a TSR achievement of 140%.

TSR results LTI Plan 2018 grant: 35.03%

Company	total return	rank number
Danaher	150.51%	1
ResMed	150.36%	2
Hologic	76.98%	3
Terumo	70.86%	4
Elekta	53.78%	5
Stryker	53.70%	6
Gentige	50.72%	7
Medtronic	47.01%	8
Philips	35.03%	9
Boston Scientific	30.68%	10
Siemens Healthineers	26.15%	11
Smith & Nephew	16.65%	12
Becton Dickinson	15.72%	13
De'Longhi	15.05%	14
Johnson & Johnson	14.91%	15
Cerner	8.95%	16
Groupe SEB	(3.31)%	17
Hitachi	(3.59)%	18
Fresenius Medical	(13.20)%	19
General Electric	(51.05)%	20
Adjusted EPS growth (50% weighting)

The LTI Plan EPS payouts and targets set at the beginning of the performance period were as follows:

Philips Group

LTI Plan EPS payouts

	Below threshold	Threshold	Target	Maximum	Actual
EPS (euro)	<1.23	1.23	1.43	1.63	1.45
Payout	0%	40%	100%	200%	110%

LTI Plan EPS is based on the underlying income from continuing operations attributable to shareholders, as included in the Annual Report, adjusted for changes in accounting principles. Furthermore, the Supervisory Board has also deemed it appropriate to make adjustments relating to certain other items that were not contemplated when the targets were set in 2018. These relate to the profit and loss impact of acquisitions and divestitures, impact of foreign exchange variations versus plan and profit and loss impact of legal cases and pension de-risking. The sum of these adjustments increased the achieved LTI Plan EPS by EUR 0.16. The resulting LTI Plan EPS achievement was determined by the Supervisory Board as 110%.

In view of the above, the following performance achievement and vesting levels have been determined by the Supervisory Board in respect of the 2018 grant of performance shares:

Philips Group

Performance achievement and vesting levels

	achievement	weighting	vesting level
TSR	140%	50%	70%
EPS	110%	50%	55%
Total			125%

2021 Long-Term Incentive

The vesting of the 2021 Long-Term Incentive grant consisting of performance shares is subject to performance over a period of 3 years and based on two financial criteria and one non-financial criterion:

  50% weighting: Relative Total Shareholder Return (‘TSR’)
  40% weighting: Adjusted Earnings per Share growth (‘EPS’)
  10% weighting: Sustainability objectives

Please refer to the Long-Term Incentive Plan published on the company’s website for more information.

Pension

The following pension arrangement is in place for the members of the Board of Management working under a Dutch contract:

  Flex ES Pension Plan in the Netherlands, which is a Collective Defined Contribution plan with a fixed contribution of (currently) 30.3% (including an own contribution of 2%) of the maximum pensionable salary of EUR 110,111 (effective January 1, 2020) minus the offset. The Flex ES Plan has a target retirement age of 68 and a target accrual rate of 1.85%;
  A gross Pension Allowance equal to 25% of the base compensation exceeding EUR 110,111;
  A temporary gross Transition Allowance, for a maximum period of 8 years (first 5 years in full; year 6: 75%; year 7: 50%, year 8: 25%) for members of the Board of Management who were participants of the former Executive Pension Plan. The level of the allowance is based on the age and salary of the Board member on December 31, 2014.

For further details on the pension allowances and pension scheme costs, please refer to Pensions / section 4.1.2 of the Annual Report.

Total remuneration costs in 2020

The following table gives an overview of the costs incurred by the company in 2020 and 2019 in relation to the remuneration of the Board of Management. Costs related to performance shares and restricted share right grants are recognized by the company over a number of years. Therefore, the costs mentioned below in the performance shares and restricted share rights columns are the accounting cost of multi-year Long-Term Incentive grants to members of the Board of Management.

Philips Group

Remuneration Board of Management1)

in EUR

			Costs in the year
	reported year	annual base compensation2)	base compensation	realized annual incentive	performance shares3)	pension allowances4)	pension scheme costs	other compensation5)	total cost	Fixed-variable remuneration6)
F.A. van Houten	2020	1,325,000	1,325,000	1,298,500	2,874,467	565,922	27,001	62,176	6,153,067	32%-68%
	2019	1,325,000	1,295,000	1,091,800	2,235,166	559,052	26,380	52,713	5,260,111	37%-63%
A. Bhattacharya	2020	785,000	785,000	596,600	1,295,996	233,126	27,001	70,267	3,007,990	37%-63%
	2019	785,000	770,000	517,472	995,483	230,006	26,380	63,265	2,602,606	42%-58%
M.J. van Ginneken	2020	595,000	580,000	437,920	952,453	158,800	27,001	46,986	2,203,160	37%-63%
	2019	575,000	571,250	335,685	713,815	171,018	26,380	38,278	1,856,426	43%-57%
Total	2020		2,690,000	2,333,020	5,122,916	957,849	81,004	179,428	11,364,217	34%-66%
	2019		2,636,250	1,944,957	3,944,464	960,076	79,140	154,256	9,719,143	39%-61%
1)Reference date for board membership is December 31, 2020. 2)Annual base compensation as incurred in the year, base compensation increases are reflected proportionally.3)Costs of performance shares are based on accounting standards (IFRS) and do not reflect the value of stock options at the end of the lock up period and the value of performance shares at the vesting/release date .4)The Pension Transition Allowances were maintained at the current level for Messrs van Houten and Bhattacharya for the term of their services agreements. The total pension cost of the Company related to the pension arrangement (including the aforementioned Transition Allowance) is at a comparable level over a period of time to the pension costs under the former Executive Pension Plan.5)The stated amounts mainly concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated.6)Fixed remuneration is determined as the sum of base compensation, pension allowances, pension scheme costs and other compensation. Variable remuneration is determined as the sum of realized annual incentive and performance shares.

5-year development of CEO and BoM versus average employee remuneration costs compared to company performance

Internal pay ratios are a relevant input factor for determining the appropriateness of the implementation of the Remuneration Policy, as recognized in the Dutch Corporate Governance Code. For the 2020 financial year, the ratio between the annual total compensation for the CEO and the average annual total compensation for an employee was 71:1. The ratio increased from 60:1 in 2019. Further details on the development of these amounts and ratios over time can be found in the following table.

Philips Group

Remuneration cost

in EUR

	2016	2017	2018	2019	2020
Remuneration
CEO Total Remuneration Costs (A)1)	4,675,042	5,101,429	5,391,265	5,260,111	6,153,067
CFO Total Remuneration Cost	1,856,175	2,247,822	2,595,688	2,602,606	3,007,990
CLO Total Remuneration Cost			1,861,200	1,856,426	2,203,160
Chief Business Leader Personal Health Total Remuneration Cost	2,373,642 2)
Average Employee (FTE) Total Remuneration Costs (B)3)	86,074	91,288	86,136	87,321	86,523
Ratio A versus B4)	54:1	56:1	63:1	60:1	71:1
Company performance
Annual TSR5)	18.4%	26.5%	1.2%	25.6%	6.2%
Comparable Sales Growth%6)	4.9%	3.9%	4.7%	4.5%	2.5%
EBITA%6)	9.8%	10.1%	11.4%	10.7%	10.6%
Free Cash Flow6)	429	1,185	984	1,053	1,852
1)Based on total CEO compensation costs (EUR 6,153,067) as reported in section Total remuneration costs in 20202)Year in which service ended and as such partial annual remuneration was received.3)Based on Employee benefit expenses (EUR 6.5 billion) divided by the average number of employees (75,009 FTE) as reported in Income from operations. This results in an average annual total compensation cost of EUR 86,523 per employee. 4)A consideration when interpreting the ratios between CEO and average employee remuneration is that the remuneration of the CEO is more heavily dependent on variable compensation than the remuneration of the average employee at Philips. Furthermore, the costs of performance shares are based on accounting standards (IFRS) and the specific allocation of these costs to the year. As such, the total remuneration level and costs applicable to the CEO will vary more with Philips’ financial performance than the remuneration level and costs applicable to the average employee. As a consequence, the ratio will increase when financial performance is strong and conversely decrease when financial performance is not as strong. 5)Annual TSR was calculated in line with the method as used for the LTI plan (i.e. based on reinvested dividends and 3 month averaging)6)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Historical LTI grants and holdings

Number of performance shares (holdings)

Under the LTI Plan the current members of the Board of Management were granted 118,322 performance shares in 2020.

The following table provides an overview at end December 2020 of performance share grants. The reference date for board membership is December 31, 2020.

Philips Group

Number of performance shares (holdings)

in number of shares unless otherwise stated

	grant date	number of shares originally granted	value at grant date	vesting date	end of holding period	unvested opening balance at Jan. 1, 2020	number of shares awarded in 2020	(dividend) shares awarded	number of shares vested in 20201)	value at vesting date in 2020	unvested closing balance at Dec. 31, 2020
F.A. van Houten	5/11/2017	73,039	2,410,000	5/11/2020	5/11/2022	78,413	-	-	95,663	3,764,350	-
	4/27/2018	69,005	2,410,000	4/27/2021	4/27/2023	72,262	-	1,467	-	-	73,729
	5/6/2019	70,640	2,650,000	5/6/2022	5/6/2024	72,339	-	1,468	-	-	73,807
	4/30/2020	66,431	2,650,000	4/30/2023	4/30/2025	-	66,431	1,349	-	-	67,780
A. Bhattacharya	5/11/2017	31,822	1,050,000	5/11/2020	5/11/2022	34,163	-	-	41,679	1,640,071	-
	4/27/2018	31,138	1,087,500	4/27/2021	4/27/2023	32,608	-	662	-	-	33,270
	5/6/2019	31,388	1,177,500	5/6/2022	5/6/2024	32,143	-	652	-	-	32,795
	4/30/2020	29,518	1,177,500	4/30/2023	4/30/2025	-	29,518	599	-	-	30,117
M.J. van Ginneken	5/11/2017	18,5632)	612,500	5/11/2020	5/11/2022	19,929	-	-	24,313	956,717	-
	4/27/2018	24,052	840,000	4/27/2021	4/27/2023	25,187	-	511	-	-	25,699
	5/6/2019	22,991	862,500	5/6/2022	5/6/2024	23,544	-	478	-	-	24,022
	4/30/2020	22,373	892,500	4/30/2023	4/30/2025	-	22,373	454	-	-	22,827
1)The shares vested in 2020 are subject to a 2-year holding2)Awarded before date of appointment as a member of the Board of Management
Number of stock options (holdings)

The tables below give an overview of the stock options held by the members of the Board of Management.

Philips Group

Stock options (holdings)

in number of shares unless otherwise stated

2020

	grant date	vesting date	exercise price (in EUR)	expiry date	opening balance at January 1, 2020	number of stock options awarded in 2020	number of stock options exercised in 2020	share price on exercise date	number of stock options expired in 2020	closing balance at December 31, 2020
F.A. van Houten	4/18/2011	4/18/2014	20.90	4/18/2021	75,000	-	75,000	44.87	-	-
	4/23/2012	4/23/2015	14.82	4/23/2022	75,000	-	-	-	-	75,000
	1/29/2013	1/29/2014	22.43	1/29/2023	55,000	-	-	-	-	55,000
A. Bhattacharya	4/18/2011	4/18/2014	20.90	4/18/2021	16,500	-	16,500	44.70	-	-
	1/30/2012	1/30/2014	15.24	1/30/2022	20,000	-	-	-	-	20,000
	4/23/2012	4/23/2015	14.82	4/23/2022	16,500	-	-	-	-	16,500
M.J. van Ginneken	4/19/2010	4/19/2013	24.90	4/19/2020	6,720	-	6,720	42.96	-	-
	4/18/2011	4/18/2014	20.90	4/18/2021	8,400	-	-	-	-	8,400
	1/30/2012	1/30/2014	15.24	1/30/2022	10,000	-	-	-	-	10,000
	4/23/2012	4/23/2015	14.82	4/23/2022	8,400	-	-	-	-	8,400

Remuneration of the Supervisory Board in 2020

Summary of the Remuneration Policy

Please find below a brief summary of the Remuneration Policy for the Supervisory Board, as adopted at the Annual General Meeting of Shareholders 2020. The fee levels in this Remuneration Policy are the same as the Supervisory Board fee levels as determined by our shareholders at the 2018 Extraordinary General Meeting of Shareholders.

The overarching objective of the 2020 Remuneration Policy for the Supervisory Board is to enable its members to fulfill their duties, acting independently: supervising the policies and management and the general affairs of Philips, and supporting the Board of Management and the Executive Committee with advice. Also, the members of the Supervisory Board are guided by the company’s long-term interests, with due observance of the company’s purpose and strategy, taking into account the interests of shareholders and all other stakeholders.

To support the objectives mentioned above, the 2020 Remuneration Policy is aimed at attracting and retaining international Supervisory Board members of the highest caliber and with experience and expertise relevant to our health technology businesses.

In compliance with the Dutch Corporate Governance Code, the remuneration for the members of the Supervisory Board is not dependent on the results of the company and does not include any shares (or rights to shares). Members of the Supervisory Board may only hold shares in the company for the purpose of long-term investment and must refrain from short-term transactions in Philips securities. The company does not grant personal loans to members of the Supervisory Board.

The Supervisory Board reviews fee levels in principle every three years in order to monitor and take account of market developments and manage expectations of our key stakeholders. The levels are aimed at broadly median market levels (and around the 25th percentile market level for the Chairman) paid in the Quantum Peer Group (as used in the 2020 Remuneration Policy for the Board of Management).

The table below provides an overview of the current remuneration structure:

Philips Group

Remuneration Supervisory Board

in EUR

2020

	Chair	Vice Chair	Member
Supervisory Board	155,000	115,000	100,000
Audit Committee	27,000	n.a.	18,000
Remuneration Committee	21,000	n.a.	14,000
Corporate Governance and Nomination & Selection Committee	21,000	n.a.	14,000
Quality & Regulatory Committee	21,000	n.a.	14,000
Attendance fee per inter-European trip	2,500	2,500	2,500
Attendance fee per intercontinental trip	5,000	5,000	5,000
Entitlement to Philips product arrangement	2,000	2,000	2,000
Annual fixed net expense allowance	11,345	2,269	2,269
Other travel expenses	As reasonably incurred

The members of the Supervisory Board benefit from coverage under the company’s Directors and Officers (D&O) liability insurance.

Remuneration of the Supervisory Board in 2020

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration in 2020:

Philips Group

Remuneration of the Supervisory Board1)

in EUR

2020

	membership	committees	other compensation2)	total
20203)
J. van der Veer	155,000	35,000	11,345	201,345
C.A. Poon	115,000	49,000	7,269	171,269
N. Dhawan	100,000	18,000	7,269	125,269
O. Gadiesh	100,000	14,000	2,269	116,269
D.E.I. Pyott	100,000	42,000	12,269	154,269
P.A.M. Stoffels	100,000	9,333	9,769	119,102
A.M. Harrison	100,000	14,000	2,269	116,269
M.E. Doherty	100,000	24,000	9,769	133,769
P. Löscher	66,667	21,333	1,513	89,513
F. Sijbesma4)	76,667	9,333	1,513	87,513
Total	1,013,333	236,000	65,254	1,314,587
1)The Supervisory Board fee levels have been reviewed and updated as per 2015. After that they have been reviewed once in the past 5 years, being in 2018, increasing the Chair fee from EUR 135,000 to EUR 155,000, the Vice Chair fee from EUR 90,000 to EUR 115,000 and the Member fee from EUR 80,000 to EUR 100,000. The Audit Committee Chair fee was increased from EUR 22,500 to EUR 27,000 while the Audit Committee Member fee was increased from EUR 13,000 to EUR 18,000. For the Remuneration Committee and the Quality & Regulatory Committee, the Chair fee was increased from EUR 15,000 to EUR 21,000 and the Member fee was increased from EUR 10,000 to EUR 14,000. For the Corporate Governance and Nomination & Selection Committee, the Chair fee was increased from EUR 15,000 to EUR 21,000 and the Member fee was increased from EUR 7,500 to EUR 14,000. 2)The amounts mentioned under other compensation relate to the fee for intercontinental travel, inter-European travel, the entitlement of EUR 2,000 under the Philips product arrangement and the annual fixed net expense allowance.3)As of 2013, part of the remuneration of members of the Supervisory Board living in the Netherlands is subject to VAT. The amounts mentioned in this table are excluding VAT.4)Excludes remuneration received for being an observer during the Supervisory Board meetings prior to appointment as member of the Supervisory Board as per April 30, 2020.

11.3Report of the Audit Committee

The Audit Committee is chaired by Liz Doherty (who succeeded David Pyott in the course of 2020). Its other members are David Pyott, Neelam Dhawan and Peter Löscher (who joined in the course of 2020). Jeroen van der Veer also regularly attends Audit Committee meetings. The Committee assists the Supervisory Board in fulﬁlling its supervisory responsibilities including ensuring the integrity of the company’s ﬁnancial statements, reviewing the company’s internal controls and overseeing the enterprise risk management process.

In 2020, the Audit Committee held five meetings, including an education session which all Audit Committee members attended.

The CEO, CFO, Chief Legal Officer, Head of Internal Audit, Chief Accounting Officer and external auditor (Ernst & Young Accountants LLP) were invited to and attended all regular meetings.

The Committee, together with the Chief Legal Officer, also met separately with each of the CEO, CFO, Head of Internal Audit and external auditor after every meeting of the Committee. Prior to the Committee meetings, the Audit Committee chair met one-on-one with the Group Treasurer as well as with each of the Management who regularly attend the Audit Committee meetings (as set out in the previous paragraph) and with the external auditor (Ernst & Young Accountants LLP).

The overview below highlights a number of matters that were reviewed and/or discussed during Committee meetings throughout 2020:

  The company’s 2020 annual and interim ﬁnancial statements, including non-ﬁnancial information and guidance given by the company in relation to the impact of the global COVID-19 pandemic on the company’s performance, prior to publication. In its quarterly meetings, the Committee also assessed the adequacy and appropriateness of internal control policies and execution, as well as internal audit programs and ﬁndings;
  Matters relating to accounting policies, ﬁnancial risks, reporting and compliance with accounting standards. Key accounting judgements were discussed in depth and treatments were challenged. Compliance with statutory and legal requirements and regulations, particularly in the ﬁnancial domain, was also reviewed. Important ﬁndings, Philips’ top and emerging areas of risk (including the internal auditor’s reporting thereon, and the Chief Legal Officer’s review of litigation and other claims, and material investigations) and follow-up actions and appropriate measures were examined thoroughly;
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
  The Committee was updated on relevant developments with respect to the company’s IT, including the strategic IT agenda, IT priorities and IT organization. Furthermore, the Committee was updated on the cybersecurity landscape and the related risks and mitigating actions;
  With regard to Internal Audit, the Committee reviewed and approved the revised Internal Audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, as well as the stafﬁng, independence, performance and organizational structure of the Internal Audit function. The Committee also reviewed and concurred in the appointment of a new Head of Internal Audit following the reassignment of the previous incumbent;
  With regard to the external auditor, the Committee reviewed the performance of the external auditor in conducting the group and statutory audits as required by the Auditor Policy and the results of the 2019 EY service quality review program for Philips;
  With regard to the external audit, the Committee reviewed the proposed audit scope, including key audit areas, approach and fees, the non-audit services provided by the external auditor in conformity with the Philips Auditor Policy, as well as any changes to this policy;
  The Committee reviewed the independence as well as the professional ﬁtness and good standing of the external auditor and its engagement partners. It also discussed with the external auditor how EY is addressing certain audit quality issues identified by regulators (unrelated to Philips). For information on the fees of the Group auditor, please refer to ‘Audit fees’ in the note Income from operations;
  The company’s policy on business controls, legal compliance and the General Business Principles (including deployment). The Committee reviewed, discussed and monitored closely the company’s internal control certiﬁcation processes, in particular compliance with section 404 of the US Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls. It also discussed on a regular basis the developments in and findings relating to conduct resulting from investigations into alleged violations of the General Business Principles and, if required, any measures taken.

The Committee held an education session on financial supervision by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), including the relevant regulatory framework, types of market behavior under supervision and oversight on financial reporting.

In February 2021, the Committee also reviewed the key audit matters and the critical audit matters identified by the Auditor in relation to the 2020 financial statements, included in the Annual Report 2020 and the Annual Report on Form 20-F respectively.

During each Audit Committee meeting, the Committee reviewed the quarterly report from the external auditor, in which the auditor set forth its ﬁndings and attention points during the relevant period. Apart from the Audit Committee meetings, the external auditor also attended all private sessions with the Audit Committee, where their observations were, if necessary, further discussed. The Annual Audit Letter was circulated to the full Supervisory Board, and planned actions to address the items raised were discussed with Management in the subsequent Audit Committee meetings as well as in private sessions with Management.

Finally, the Committee reviewed the Audit Committee Charter and concluded it remains appropriate.

11.4Report of the Quality & Regulatory Committee

The Quality & Regulatory Committee was established in view of the importance of the quality of the company’s products, systems, services and software. The Committee provides broad oversight of compliance with the regulatory requirements that govern the development, manufacturing, marketing and servicing of the company’s products, systems, services and software. The Quality & Regulatory Committee assists the Supervisory Board in fulfilling its oversight responsibilities in these areas. It is chaired by David Pyott and its members are Christine Poon, Marc Harrison and Peter Löscher, who joined in the course of 2020.

In 2020, the Quality & Regulatory Committee held five meetings and all Committee members attended these meetings.

The Chief Executive Officer, the Chief Legal Officer, the Chief Operations Officer and the Chief Quality & Regulatory Officer were present during these meetings.

The overview below indicates some of the matters that were discussed during meetings throughout 2020:

  Adherence to the company’s Quality Management Systems, and an update on the global initiatives around the transformation, standardization and simplification of the company’s structuring and organizational set-up of Quality Management Systems and regulated manufacturing sites (Legal Manufacturers);
  Complaint handling and post-market surveillance monitoring of supplier quality performance, management of supplier performance, supply base enhancement and the product development lifecycle management process;
  Trends on compliance and product quality dashboards, which display Quality & Regulatory key performance indicators for businesses and markets, measuring performance and continuous improvement to enhance quality and compliance and deep-dives into some key performance indicators and the root causes of such indicators trending red;
  The proposed changes to some of the key performance indicators and the proposed revised set of Quality & Regulatory key performance indicators for 2021 including the proposed 2021 targets;
  The discretionary Quality & Regulatory multiplier applied to the 2019 Annual Incentive realization of the Executive Committee members, as well as the alignment of performance and rewards throughout the organization;
  The status and outcome of Quality & Regulatory investigations and related matters, including the progress made in line with the terms of the Consent Decree with the US Department of Justice, representing the Food and Drug Administration (FDA), focusing primarily on Philips’ defibrillator manufacturing in the US;
  Regulatory developments, including the company’s preparations, challenges, risks and mitigating actions to implement the EU Medical Device Regulation, in view of the Date of Application being delayed by one year to May 26, 2021, following the global COVID-19 pandemic;
  Review of progress in the development of talent and capabilities in the company’s Quality & Regulatory function, aimed at building a best-in-class Quality & Regulatory organization and related investments in strategic Quality & Regulatory talent;
  Review of Health and Safety data across all sites globally and a deep-dive into accident rates in Diagnosis & Treatment and the related root causes;
  A Quality & Regulatory deep-dive for the Connected Care businesses;
  The 2021 Perform & Transform priorities and financial resources for the company’s Quality & Regulatory function.

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

In compliance with the Dutch Corporate Governance Code, other parts of the management report (within the meaning of section 2:391 of the Dutch Civil Code) included in the Annual Report address the strategy and culture of Philips aimed at long-term value creation. Philips' strategy is described in more detail in Strategy and Businesses. Here, reference is also made to the Philips Business System, an interdependent, collaborative operating model that covers all aspects of how we operate – strategy, governance, processes, people, culture and performance management. As set out in Social performance, Philips promotes a behavior and competency-driven growth and performance culture, which is anchored by the integrity norms described in the GBP. The Message from the CEO explains how the company’s strategy was executed in 2020; in this regard, please refer also to Financial performance.

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

The current remuneration policies for the Board of Management and the Supervisory Board, respectively, were adopted in 2020 and are published on the company’s website. A description of the composition of the remuneration of the individual members of the Board of Management and the Supervisory Board is included in Report of the Remuneration Committee.

Pursuant to Dutch law, the shareholders are entitled to vote on the adoption of the remuneration policies for each of the Board of Management and the Supervisory Board at the Annual General Meeting (at least) every four years. The adoption of a remuneration policy will require a special majority of three-quarters of the votes cast (as the Articles of Association do not allow a lower majority). In addition, shareholders have an advisory vote at the Annual General Meeting of Shareholders on the remuneration report relating to the preceding financial year (as prepared by the Remuneration Committee and included in the Annual Report). The relevant item will be included in the agenda for the Annual General Meeting of Shareholders 2021.

Pursuant to Dutch law, the Supervisory Board is authorized to reduce or eliminate unpaid bonuses awarded to members of the Board of Management if payment or delivery of the bonus would be unacceptable according to the principles of reasonableness and fairness. The company, which in this respect may also be represented by the Supervisory Board or a special representative appointed for this purpose by the General Meeting of Shareholders, may also request return of bonuses already paid or delivered insofar as these have been granted on the basis of incorrect information on the fulfillment of the relevant performance criteria or other conditions. Bonuses are broadly defined as ‘non-fixed’ (variable) remuneration – either in cash or in the form of share-based compensation – that is conditional in whole or in part on the achievement of certain targets or the occurrence of certain circumstances. The explanatory notes to the balance sheet shall report on any moderation and/or claim for repayment of Board of Management remuneration. No such reduction of unpaid bonuses or requests for repayment occurred during the financial year 2020.

In compliance with the Dutch Corporate Governance Code, the company does not grant personal loans to and guarantees on behalf of members of the Board of Management or the Supervisory Board. No such loans were granted and no such guarantees were issued in 2020, nor were any loans or guarantees outstanding as of December 31, 2020.

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

In compliance with the Dutch Corporate Governance Code, the company’s corporate governance includes rules to specify situations in which a potential or actual conflict may exist, procedures to avoid such conflicts of interest as much as possible, and to deal with such conflicts should they arise. Relevant matters relating to conflicts of interest, if any, must be mentioned in the Annual Report for the financial year in question. No decisions to enter into material transactions in which there are conflicts of interest with members of the Board of Management or the Supervisory Board were taken during the financial year 2020.

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

Dutch law provides for certain limitations on the number of Non-Executive Directorships a member of the Board of Management or Supervisory Board may hold. No member of the Board of Management shall hold more than two Non-Executive Directorships at ‘large’ companies (naamloze vennootschappen or besloten vennootschappen) or ‘large’ foundations (stichtingen), as defined under Dutch law, and no member of the Board of Management shall hold the position of chairman of another one-tier board or the position of chairman of another supervisory board. No member of the Supervisory Board shall hold more than five Non-Executive Directorships at such companies or foundations, with a position as chairman counting for two. During the financial year 2020 all members of the Board of Management  and the Supervisory Board complied with the limitations described above in this paragraph.

12.5General Meeting of Shareholders

Meetings

The Annual General Meeting of Shareholders shall be held no later than six months after the end of the financial year. The agenda for the meeting typically includes: an advisory vote on the remuneration report; discussion of the Annual Report, the adoption of the financial statements; policy on additions to reserves and dividends; any proposed dividends or other distributions; discharge of the members of the Board of Management and the Supervisory Board; any other matters proposed by the Supervisory Board, the Board of Management or shareholders in accordance with Dutch law and the Articles of Association.

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

Share capital; issue and repurchase of (rights to) shares

The authorized share capital of the company amounts to EUR 800 million, divided into 2 billion common shares with a nominal value of 20 eurocents each and 2 billion preference shares also with a nominal value of 20 eurocents each. On December 31, 2020, the issued share capital amounted to EUR 182,210,600.20 divided into 911,053,001 common shares and no preference shares. All shares are fully paid-up. There are currently no limitations, either under Dutch law or the Articles of Association, to the transfer of the common shares.

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

As per December 31, 2020, approximately 93% of the common shares were held through the system of Euroclear Nederland (Euroclear shares) and approximately 7% of the common shares were represented by New York Registry Shares issued in the name of approximately 911 holders of record, including Cede & Co. Cede & Co which acts as nominee for The Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries. Deutsche Bank Trust Company Americas is Philips’ New York transfer agent, registrar and dividend disbursing agent. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of United States beneficial holders or the number of New York Registry Shares beneficially held by US residents.

At the 2020 Annual General Meeting of Shareholders, it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to issue shares or to grant rights to acquire shares in the company as well as to restrict or exclude the pre-emption right accruing to shareholders up to and including October 29, 2021. This authorization is limited to a maximum of 10% of the number of shares issued as of April 30, 2020.

In addition, at the 2020 Annual General Meeting of Shareholders, it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the company within the limits of the Articles of Association and within a certain price range up to and including October 29, 2021. The maximum number of shares the company may hold will not exceed 10% of the issued share capital as of April 30, 2020. The number of shares may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs.

12.6Annual financial statements and external audit

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

The Auditor Policy specifies certain audit services and audit-related services (also known as assurance services) that will or may be provided by the external auditor, and includes rules for the pre-approval by the Audit Committee of such services. Audit services must be pre-approved on the basis of the annual audit services engagement agreed with the External Auditor. Proposed audit-related services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, which is designed to ensure that there is no management discretion in determining whether a service has been approved, and to ensure that the Audit Committee is informed of each of the services it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2020, there were no services provided to the Company by the external auditor which were not pre-approved by the Audit Committee.

12.7Stichting Preferente Aandelen Philips

Stichting Preferente Aandelen Philips, a Foundation (stichting) organized under Dutch law, has been granted the right to acquire preference shares in the capital of Royal Philips, as stated in the company’s Articles of Association. In addition, the Foundation has the right to file a petition with the Enterprise Chamber of the Amsterdam Court of Appeal to commence an inquiry procedure within the meaning of section 2:344 Dutch Civil Code.

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

The mere notification that the Foundation exercises its right to acquire preference shares will result in such shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are common shares in the company outstanding at that time. No preference shares have been issued as of December 31, 2020.

The members of the self-electing Board of the Foundation are Messrs J.M. Hessels, P.N. Wakkie and J.P. de Kreij. No Philips Supervisory Board or Board of Management members or Philips officers are represented on the board of the Foundation.

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

The company has issued certain corporate bonds, the provisions of which contain a ‘Change of Control Triggering Event’ or a ‘Change of Control Put Event’. Upon the occurrence of such events, the company might be required to offer to redeem or purchase any outstanding bonds at certain pre-determined prices. Please also refer to Debt.

12.8Major shareholders

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

The AFM register shows the following notifications of substantial holdings and/or voting rights at or above the 3% threshold: BlackRock, Inc.: substantial holding of 5.03% and 6.19% of the voting rights (January 5, 2017); UBS Group AG: substantial holding of 3.78% and 3.78% of the voting rights (February 1, 2021). The AFM register also shows a notification by Philips of a substantial holding of 3.27% in its own share capital (no voting rights).

12.9Corporate information

The company began as a limited partnership with the name Philips & Co in Eindhoven, the Netherlands, in 1891, and was converted into the company with limited liability N.V.Philips’ Gloeilampenfabrieken on September 11, 1912. The company’s name was changed to Philips Electronics N.V. on May 6, 1994, to Koninklijke Philips Electronics N.V. on April 1, 1998, and to Koninklijke Philips N.V. on May 15, 2013.

The majority of the shares in Royal Philips are held through the system maintained by the Dutch Central Securities Depository (Euroclear Nederland). In the past, Philips has also issued (physical) bearer share certificates ("Share Certificates"). A limited number of Share Certificates have not been surrendered yet, although the holders of Share Certificates are still entitled to a corresponding number of shares in Royal Philips. It is noted that, as a result of Dutch legislation that became effective per July 2019, the relevant shares were registered in the name of Royal Philips by operation of law per January 1, 2021. Owners of Share Certificates will continue to be entitled to a corresponding number of shares, but may not exercise the rights attached to such shares until they surrender their Share Certificates. Owners of Share Certificates may come forward to do so and to receive a corresponding number of shares until January 1, 2026 at the latest. As per January 2, 2026, entitlements attached to the Share Certificates not surrendered, will expire by operation of law. For more information, please contact the Investor Relations department by email (investor.relations@philips.com) or telephone (+31-20-59 77222).

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

12.10Additional information

Articles of association

Set forth below is a summary of certain provisions of the Articles of Association of the company, applicable Dutch law and related company policies. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

Object and purpose

The objects of the company are to establish, participate in, administer and finance legal entities, companies and other legal forms for the purpose of the manufacture and trading of electrical, electronic, mechanical or chemical products, the development and exploitation of technical and other expertise, including software, or for the purpose of other activities, and to do everything pertaining thereto or connected therewith, including the provision of security in particular for commitments of business undertakings which belong to its group, all this in the widest sense, as may also be conducive to the proper continuity of the collectivity of business undertakings, in the Netherlands and abroad, which are carried on by the company and the companies in which it directly or indirectly participates. These objects can be found in Article 2 of the Articles of Association.

Share Capital

On December 31, 2020, the issued share capital amounted to EUR 182,210,600.20 divided into 911,053,001 common shares and no preference shares.

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

Preemptive rights

Shareholders have a pro rata preferential right of subscription to any common share issuance unless the right is restricted or excluded. If designated by the General Meeting of Shareholders, the Board of Management has the power to restrict or exclude the preferential subscription rights. A designation of the Board of Management will be effective for a specified period of up to five years and may be renewed. Currently, the Board of Management has been granted the power to restrict or exclude the preferential right of subscription up to and including October 29, 2021. If the Board of Management has not been designated, the General Meeting of Shareholders has the power to restrict or exclude such rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the General Meeting of Shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.

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

Equity compensation plans

The company complies with Dutch legal requirements regarding shareholder approval of equity compensation plans for the members of the Board of Management. Dutch law does not require shareholder approval of certain equity compensation plans for which the NYSE listing standards would require such approval. The company is subject to a Dutch requirement to seek shareholder approval for equity compensation plans for its members of the Board of Management.

Code of business conduct

The listing standards of the NYSE prescribe certain parameters for listed company codes of business conduct and ethics. The company has implemented the Philips General Business Principles, which are applicable to all employees, and a Financial Code of Ethics, which is applicable to all employees performing an accounting or financial function. Waivers granted to Senior (Financial) Officers (as defined in our Financial Code of Ethics) must be disclosed. In 2020 the company did not grant any waivers of the Financial Code of Ethics.

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

Major shareholders as filed with SEC

On February 6, 2019, BlackRock Inc. filed a Schedule 13G with the SEC indicating that, as of December 31, 2018, it beneficially owned 9.9% (92,130,367 shares) of the Company’s common shares. On February 11, 2019, BlackRock Inc. filed a Schedule 13G with the SEC indicating that, as of January 31, 2019, it beneficially owned 10.1% (93,159,954 shares) of the Company’s common shares. On February 12, 2019, Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP jointly filed a Schedule 13G with the SEC indicating that Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP each beneficially owned 7.05% (65,286,127 shares) of the Company’s common shares and Wellington Management Company LLP beneficially owned 6.55% (60,708,945 shares) of the Company’s common shares. On February 5, 2020, BlackRock Inc. filed a Schedule 13G with the SEC indicating that, as of December 31, 2019, it beneficially owned 9.2% (82,571,656 shares) of the Company’s common shares. On January 27, 2020, Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP jointly filed a Schedule 13G with the SEC indicating that, as of December 31, 2019, Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP each beneficially owned 7.17% (64,327,165 shares) of the Company’s common shares and Wellington Management Company LLP beneficially owned 6.80% (60,988,928 shares) of the Company’s common shares. On January 29, 2021, BlackRock Inc. filed a Schedule 13G with the SEC indicating that, as of December 31, 2020, it beneficially owned 8.5% (77,552,149 shares) of the Company’s common shares. On February 3, 2021, Wellington Management Group LLP, Wellington Group Holdings LLP, and Wellington Investment Advisors Holdings LLP jointly filed a Schedule 13G with the SEC indicating that, as of December 31, 2020, Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP each beneficially owned 1.85% (16,883,298 shares) of the Company’s common shares.

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

The Group financial statements (together with the Company financial statements, which are not included in the Annual Report on Form 20-F, containing its statutory statements) are subject to adoption by the company’s shareholders at the upcoming 2021 Annual General Meeting of Shareholders.

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

Based on the Board of Management’s assessment of the effectiveness of Royal Philips' internal control over financial reporting as of December 31, 2020, it has concluded that, as of December 31, 2020, Royal Philips' internal control over Group financial reporting is considered effective.

The effectiveness of the Royal Philips' internal control over financial reporting as of December 31, 2020, as included in this section Group financial statements, has been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, as stated in their report which follows hereafter.

Board of Management
Frans van Houten
Abhijit Bhattacharya
Marnix van Ginneken

February 23, 2021

13.1.1Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a15(e) and 15d15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2020.

13.1.2Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

13.2Report of the independent auditor

Management’s report on internal control over financial reporting is set out on Management’s report on internal control. The report set out on Independent auditor’s report on internal control over financial reporting, is provided in compliance with standards of the Public Company Accounting Oversight Board in the US and includes an opinion on the effectiveness of internal control over financial reporting as at December 31, 2020, based on COSO criteria.

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

13.3Independent auditor’s report on internal control over financial reporting

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Opinion on Internal Control over Financial Reporting

We have audited Koninklijke Philips N.V.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Koninklijke Philips N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2020, and the related notes and our report dated February 23, 2021 expressed an unqualified opinion thereon.

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
February 23, 2021

13.4Independent auditor’s report on the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Koninklijke Philips N.V. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the group financial statements). In our opinion, the group financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 23, 2021 expressed an unqualified opinion thereon.

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

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the group financial statements that were communicated or required to be communicated to the Audit Committee of the Supervisory Board and that: (1) relate to accounts or disclosures that are material to the group financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the group financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition – Sales-related accruals
Description of the Matter

Primarily in the Personal Health businesses, the Company has sales promotions-related agreements with distributors and retailers whereby discounts and rebates are provided according to the quantity of goods sold and promotional and marketing activities performed by the distributors and retailers. Auditing the Company’s measurement of sales related accruals relating to rebates, promotional and marketing support is especially complex because the calculation involves subjective management assumptions around the extent to which promotional or marketing targets will be met by Philips’ customers and the related rebates will be owed.

Further reference is made to note 1, Significant accounting policies, and note 7, Income from operations section Sales composition and disaggregation, to the group financial statements.
How We Addressed the Matter in Our Audit

As part of our audit procedures, we obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls that address the risks of material misstatement relating to measurement for sales-related accruals. This included testing controls relating to management’s verification that sales-related accruals have been reviewed and underlying assumptions were based on management’s best estimate.

We evaluated management’s assumptions (as described above) by performing, among other procedures, a retrospective review of actual settlements of prior period sales-related accruals, confirmed the agreed upon terms and conditions for a sample of customer contracts and performed cut off testing through assessing the sales promotions obligations around year-end.

We also assessed the adequacy of the revenue disclosures.

Valuation of Goodwill for Cash Generating Units Population Health Management and Aging and Caregiving
Description of the Matter

At December 31, 2020, the total carrying value of goodwill amounted to EUR 8,014 million, representing 29% of the group’s total assets. Goodwill is allocated to Cash Generating Units (CGUs) for which management is required to test the carrying value of goodwill for impairment annually or more frequently if there is a triggering event for testing. Management recorded a total impairment charge of EUR 144 million related to the CGUs Population Health Management (PHM) and Aging and Caregiving (ACG). Further reference is made to note 1, Significant accounting policies, and note 12, Goodwill, to the group financial statements.

IAS 36 defines the recoverable amount as the higher of an asset’s or cash‑generating unit’s fair value less costs of disposal (FVLCD) and its value in use (ViU). As of December 31, 2020, management used the FVLCD to determine the recoverable amount for the CGUs PHM and ACG. The FVLCD reflects the current operating environment and business outlook, including management’s plan to sell the ACG business, and also reflecting ongoing COVID-19 uncertainties.

Auditing the calculation of the recoverable amount for the CGUs PHM and ACG, was complex and judgmental, due to the significant estimation required in determining the recoverable amounts. The most significant judgments used were the determination of the peer group used to determine quoted market multiples, determining the appropriate control premium to apply and the selected multiple chosen to represent the fair value of the CGUs. Auditing these judgments involved complex auditor judgment because of the subjectivity in determining the peer group and the appropriate revenue multiple, including control premium, to represent the fair value of the CGUs.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s goodwill impairment review process related to the CGUs PHM and ACG, including controls over management’s review of the significant assumptions and controls over the mathematical accuracy of the valuation models used. For example, we tested controls over management’s determination of peer companies, evaluation of market multiples and determination of control premium.

As part of our audit we assessed and tested the assumptions and data used by management in its valuation model for the CGUs PHM and ACG, for example, by testing the completeness and appropriateness of management’s peer group (for the purpose of determining the market multiples), and testing the implied valuation multiples of those peers to external market data. We tested the control premium used by management by comparing it to external data, such as independent control premium studies. Additionally, we tested the accuracy of the sales data used by management in the calculation (to which the market multiple is applied). We also performed an analysis of the significant assumptions to evaluate the sensitivity of the recoverable amount to changes in the assumptions. We involved in our team a valuation specialist to assist us in these audit procedures.

We also assessed the adequacy of management’s disclosure of the goodwill impairment.

Valuation and disclosure of provisions for legal claims, litigations and contingencies
Description of the Matter

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, as well as being investigated by governmental authorities for alleged non-compliance with laws and regulations. The Company records litigation provisions if it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably.

We evaluated the accounting and disclosure for (contingent) legal liabilities, which is complex and judgmental due to the difficulty in predicting the outcome of the matters and estimating the potential impact if the outcomes are unfavorable, and the amounts involved are, or can be, material to the financial statements as a whole. Further reference is made to note 1, Significant accounting policies, note 20, Provisions, and note 25, Contingent assets and liabilities, to the group financial statements.
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

To confirm our understanding of the allegations and test the Company’s accounting and disclosure for (contingent) legal provisions, we discussed the allegations with both internal and external legal counsel, as well as with the Company’s finance department, inspected relevant correspondence with authorities, inspected the minutes of the meetings of the Audit Committee, Supervisory Board and Executive Committee, requested a confirmation letter from the Company’s in-house legal counsel and obtained external legal confirmation letters from a selection of external legal counsel. For claims settled during the year, we vouched the cash payments, as appropriate, and read the related settlement agreements. Specifically related to ongoing investigations into alleged non-compliance with laws and regulations, we were supported by EY fraud investigation specialists. We also assessed the adequacy of the Company’s disclosure around legal claims, litigations and contingencies, as included in the group financial statements.

/s/ Ernst & Young Accountants LLP

We have served as the Company‘s auditor since 2016.

Amsterdam, the Netherlands
February 23, 2021

13.5Consolidated statements of income

Philips Group

Consolidated statements of income

in millions of EUR

For the year ended December 31

	2018	2019	2020
Sales7	18,121	19,482	19,535
Cost of sales	(9,568)	(10,607)	(10,754)
Gross margin	8,554	8,875	8,781
Selling expenses	(4,500)	(4,682)	(4,606)
General and administrative expenses	(631)	(631)	(668)
Research and development expenses	(1,759)	(1,884)	(1,915)
Other business income7	88	155	123
Other business expenses7	(33)	(188)	(173)
Income from operations7	1,719	1,644	1,542
Financial income8	51	117	160
Financial expenses8	(264)	(233)	(204)
Investments in associates, net of income taxes	(2)	1	(9)
Income before taxes	1,503	1,529	1,490
Income tax expense9	(193)	(337)	(284)
Income from continuing operations	1,310	1,192	1,205
Discontinued operations, net of income taxes4	(213)	(19)	(10)
Net income	1,097	1,173	1,195

Attribution of net income
Net income attributable to Koninklijke Philips N.V. shareholders	1,090	1,167	1,187
Net income attributable to non-controlling interests	7	5	8

Philips Group

Earnings per common share attributable to Koninklijke Philips N.V. shareholders in EUR unless otherwise stated

	2018	2019	2020
Basic earnings per common share in EUR1)
Income from continuing operations attributable to shareholders	1.38	1.29	1.32
Net income attributable to shareholders	1.16	1.27	1.31

Diluted earnings per common share in EUR1)
Income from continuing operations attributable to shareholders	1.37	1.27	1.31
Net income attributable to shareholders	1.14	1.25	1.29
1)Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019. Further reference is made to Earnings per share.

Amounts may not add up due to rounding.

13.6Consolidated statements of comprehensive income

Philips Group

Consolidated statements of comprehensive income

in millions of EUR

for the year ended December 31

	2018	2019	2020

Net income for the period	1,097	1,173	1,195

Pensions and other-post employment plans:21
Remeasurement	(8)	30	51
Income tax effect on remeasurements9	(19)	3	(12)

Financial assets fair value through OCI:
Net current-period change, before tax	(147)	82	-
Reclassification directly into retained earnings	(5)
Total of items that will not be reclassified to Income Statement	(179)	114	39

Currency translation differences:
Net current period change, before tax	383	218	(1,040)
Income tax effect on net current-period change9	(29)	-	1
Reclassification adjustment for (gain) loss realized		4
Reclassification adjustment for (gain) loss realized, in discontinued operations	(6)	16
Cash flow hedges:
Net current-period change, before tax	(13)	(53)	69
Income tax effect on net current-period change9	11	6	(17)
Reclassification adjustment for loss (gain) realized	(31)	33	(6)
Total of items that are or may be reclassified to Income Statement	315	225	(992)

Other comprehensive income for the period	136	340	(953)

Total comprehensive income for the period	1,233	1,512	242

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	1,225	1,507	235
Non-controlling interests	8	5	6

Amounts may not add up due to rounding.

13.7Consolidated balance sheets

Amounts may not add up due to rounding.

Philips Group

Consolidated balance sheets

in millions of EUR unless otherwise stated

As of December 31

	2019	2020
Non-current assets
Property, plant and equipment 113	2,866	2,682
Goodwill123	8,654	8,014
Intangible assets excluding goodwill133	3,466	2,997
Non-current receivables17	178	230
Investments in associates6	233	240
Other non-current financial assets14	248	430
Non-current derivative financial assets29	1	6
Deferred tax assets9	1,865	1,820
Other non-current assets15	47	66
Total non-current assets	17,557	16,486

Current assets
Inventories16	2,773	2,993
Other current financial assets14	1	-
Other current assets15	476	424
Current derivative financial assets29	38	105
Income tax receivable9	177	150
Current receivables2617	4,554	4,156
Assets classified as held for sale4	13	173
Cash and cash equivalents30	1,425	3,226
Total current assets	9,459	11,227
Total assets	27,016	27,713

Equity18
Equity	12,597	11,870
Common shares	179	182
Reserves	652	(340)
Other	11,766	12,028
Non-controlling interests18	28	31
Group equity	12,625	11,901

Non-current liabilities
Long-term debt 19	4,939	5,705
Non-current derivative financial liabilities29	124	86
Long-term provisions2120	1,603	1,458
Deferred tax liabilities9	143	59
Non-current contract liabilities23	348	403
Non-current tax liabilities 9	186	291
Other non-current liabilities23	71	74
Total non-current liabilities	7,413	8,077

Current liabilities
Short-term debt 19	508	1,229
Current derivative financial liabilities29	67	77
Income tax payable9	100	57
Accounts payable26	2,089	2,119
Accrued liabilities22	1,632	1,678
Current contract liabilities23	1,170	1,239
Short-term provisions2120	556	522
Liabilities directly associated with assets held for sale4	-	30
Other current liabilities23	856	785
Total current liabilities	6,978	7,735
Total liabilities and group equity	27,016	27,713

13.8Consolidated statements of cash flows

Amounts may not add up due to rounding.

Philips Group

Consolidated statements of cash flows1)

in millions of EUR

For the year ended December 31

	2018	2019	2020
Cash flows from operating activities
Net income (loss)	1,097	1,173	1,195
Results of discontinued operations, net of income tax	213	19	10
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization, and impairment of fixed assets	1,089	1,402	1,520
Impairment of goodwill and other non-current financial assets	1	97	144
Share-based compensation	97	98	115
Net gain on sale of assets	(71)	(77)	(2)
Interest income	(31)	(27)	(14)
Interest expense on debt, borrowings, and other liabilities	165	174	160
Income taxes	193	337	284
Investments in associates, net of income taxes	2	6	8
Decrease (increase) in working capital	(179)	(819)	(87)
Decrease (increase) in receivables and other current assets	(97)	(274)	87
Decrease (Increase) in inventories	(394)	(175)	(584)
Increase (decrease) in accounts payable, accrued and other current liabilities	311	(369)	411
Decrease (increase) in non-current receivables, other assets and other liabilities	(49)	122	40
Increase (decrease) in provisions20	(271)	27	(87)
Other items	(59)	(5)	13
Interest paid	(170)	(172)	(148)
Interest received	35	27	15
Dividends received from investments in associates	20	12	4
Income taxes paid	(301)	(363)	(394)
Net cash provided by (used for) operating activities	1,780	2,031	2,777
Cash flows from investing activities
Net capital expenditures	(796)	(978)	(924)
Purchase of intangible assets	(123)	(156)	(127)
Expenditures on development assets	(298)	(339)	(302)
Capital expenditures on property, plant and equipment	(422)	(518)	(513)
Proceeds from sales of property, plant and equipment4	46	35	18
Net proceeds from (cash used for) derivatives and current financial assets24	(175)	385	(13)
Purchase of other non-current financial assets24	(34)	(63)	(131)
Proceeds from other non-current financial assets24	77	162	65
Purchase of businesses, net of cash acquired5	(628)	(255)	(317)
Net proceeds from sale of interests in businesses, net of cash disposed of4	70	146	4
Net cash provided by (used for) for investing activities	(1,486)	(603)	(1,316)
Cash flows from financing activities
Proceeds from issuance (payments on) short-term debt19	34	23	16
Principal payments on short-term portion of long-term debt19	(1,161)	(761)	(298)
Proceeds from issuance of long-term debt19	1,287	847	1,065
Re-issuance of treasury shares	94	58	46
Purchase of treasury shares	(1,042)	(1,376)	(343)
Dividends paid to shareholders of Koninklijke Philips N.V.	(401)	(453)	(1)
Dividends paid to shareholders of non-controlling interests	(3)	(2)	(2)
Net cash provided by (used for) financing activities	(1,192)	(1,665)	483
Net cash provided by (used for) continuing operations	(898)	(237)	1,944
Net cash provided by (used for) discontinued operations4	647	(25)	(88)
Net cash provided by (used for) continuing and discontinued operations	(251)	(262)	1,856
Effect of changes in exchange rates on cash and cash equivalents	-	(2)	(55)
Cash and cash equivalents at the beginning of the year	1,939	1,688	1,425
Cash and cash equivalents at the end of the period	1,688	1,425	3,226
1)For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items in the accompanying notes of the consolidated financial statements.

13.9Consolidated statements of changes in equity

Philips Group

Consolidated statements of changes in equity

in millions of EUR

For the year ended December 31

	Common share	Currency translation differences1)	Fair value through OCI	Cash flow hedges	Capital in excess of par value	Retained earnings	Treasury shares at cost	Total shareholders' equity	Non-controlling interests	Group equity
		reserves			other

Balance as of Jan. 1, 2018	188	392	(34)	23	3,311	8,571	(481)	11,970	24	11,993
Total comprehensive income (loss)		347	(147)	(33)		1,058		1,225	8	1,233
Dividend distributed	2				336	(738)		(400)	(3)	(403)
Purchase of treasury shares							(514)	(514)		(514)
Re-issuance of treasury shares					(276)	(4)	341	61		61
Forward contracts						124	(443)	(319)		(319)
Share call options						34	(85)	(51)		(51)
Cancellation of treasury shares	(5)					(779)	783
Share-based compensation plans					107			107		107
Income tax share-based compensation plans					11			11		11
Balance as of Dec. 31, 2018	185	739	(181)	(10)	3,487	8,266	(399)	12,088	29	12,117
IFRS 16 adjustment						(33)		(33)		(33)
Balance as of Jan. 1, 2019	185	739	(181)	(10)	3,487	8,232	(399)	12,055	29	12,084
Total comprehensive income (loss)		239	82	(13)		1,200		1,507	5	1,512
Dividend distributed	2				319	(775)		(453)	(2)	(456)
Minority Buy-out						(3)		(3)	(3)	(6)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(204)			204
Purchase of treasury shares							(621)	(621)		(621)
Re-issuance of treasury shares					(246)	11	266	31		31
Forward contracts						706	(706)
Share call options						28	(58)	(30)		(30)
Cancellation of treasury shares	(8)					(1,308)	1,316
Share-based compensation plans					101			101		101
Income tax share-based compensation plans					10			10		10
Balance as of Dec. 31, 2019	179	978	(303)	(24)	3,671	8,296	(201)	12,597	28	12,625
Total comprehensive income (loss)		(1,036)	-	46		1,225		235	6	242
Dividend distributed	4				754	(782)		(25)	(2)	(26)
Minority Buy-out									(1)	(1)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(2)			2		-		-
Purchase of treasury shares						-	(130)	(130)		(130)
Re-issuance of treasury shares	-				(146)	7	161	23		23
Forward contracts						(793)	(126)	(920)		(920)
Share call options						24	(55)	(31)		(31)
Cancellation of treasury shares	(1)					(151)	152
Share-based compensation plans					116			116		116
Income tax share-based compensation plans					4			4		4
Balance as of Dec. 31, 2020	182	(58)	(305)	23	4,400	7,828	(199)	11,870	31	11,901

1)Cumulative translation adjustments related to investments in associates were EUR 48 million at December 31, 2020 (2019: EUR 44 million, 2018: EUR 45 million).

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

All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2020 have been endorsed by the EU; consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities.

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

In the process of applying the accounting policies, management has made estimates and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the reported amounts of assets and liabilities within the next financial year, as well as to the disclosure of contingent liabilities at the date of the Consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The company evaluates these estimates and judgments on an ongoing basis and bases the estimates on historical experience, current and expected future outcomes, third-party evaluations and various other assumptions that Philips believes are reasonable under the circumstances. Existing circumstances and assumptions about future developments may change due to circumstances beyond the company’s control and are reflected in the assumptions if and when they occur. The results of these estimates form the basis for making judgments about the carrying value of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. The company revises material estimates if changes occur in the circumstances or if there is new information or experience on which an estimate was or can be based. Reference is made to the note on COVID-19 which includes further details on the impact of the pandemic on these significant judgments and estimates.

The areas where the most significant judgments and estimates are made are goodwill, deferred tax asset recoverability, valuation of inventories, impairments, classification and measurement of financial instruments, the accounting for an arrangement containing a lease, the assessment whether a lease option to extend or cancel a lease in which the company is a lessee is reasonably certain to be exercised or not, revenue recognition, tax risks and other contingencies, assessment of control, classification of assets and liabilities held for sale and the presentation of items of profit and loss and cash flows as continuing or discontinued, as well as when determining the fair values of acquired identifiable intangible assets, contingent considerations and investments based on an assessment of future cash flows (e.g. earn out arrangements as part of acquisitions). For further discussion of these significant judgements and estimates, reference is made to the respective accounting policies and notes within these Consolidated financial statements that relate to the above topics.

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

Changes in presentation from the prior year

Accounting policies have been applied consistently for all periods presented in these consolidated financial statements, except for the item mentioned below. In addition, certain prior-year amounts have been reclassified to conform to the current year presentation.

Change in per share calculations

On June 26, 2020, the Extraordinary General Meeting of Shareholders approved a dividend of EUR 0.85 per common share, in shares only. The dividend was settled in July through the issuance of 18,080,198 new common shares. In accordance with IAS 33 Earnings Per Share, per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019. Further reference is made to Earnings per share.

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

In cases where it is concluded it is not probable that tax authorities will accept a tax treatment, the effect of the uncertainty is reflected in the recognition and measurement of tax assets and liabilities or, alternatively, a provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the company to change its judgment regarding the adequacy of existing tax assets and liabilities. Such changes to tax assets and liabilities will impact the income tax expense in the period during which such a determination is made.

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
  Legal provisions – In relation to legal claim provisions and settlements, the relevant balances are transferred to Other liabilities at the point when the amount and timing of cash outflows are no longer uncertain. Settlements which are agreed for amounts in excess of existing provisions are reflected as increases in Other liabilities.

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

The related year end disclosures pertaining to leases as lessee have been disclosed in respective notes according to the nature of the reported item. Below are the references with respect to IFRS 16 year-end disclosures as lessee:

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
  For disclosure on sale and leaseback transactions, refer to Details of treasury and other financial risks;
  For disclosure on lease liabilities and maturity analysis, refer to Debt;
  Other qualitative and quantitative disclosures regarding the nature of lessee’s leasing activities and future lease obligations, refer to Details of treasury and other financial risks;
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

The related year end disclosures pertaining to leases as lessor have been disclosed in respective notes according to the nature of the reported item. Below are the references with respect to IFRS 16 year-end disclosures as lessor:

  For disclosures on lease income and sublease income, refer to Income from operations;
  Other qualitative disclosures regarding the nature of lessor’s leasing activities and risk management, refer to Details of treasury and other financial risks.
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

New standards and interpretations

IFRS accounting standards adopted as from 2020

The company applies, for the first time, certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2020.

Amendment to IFRS 3: Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. This amendment had no impact on the consolidated financial statements of the company, but may impact business combinations entered into by the company in future periods.

Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform

The amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the company as it does not have interest rate hedge relationships that are impacted by this.

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the company.

Conceptual Framework for Financial Reporting issued on 29 March 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. This revision had no material impact on the consolidated financial statements of the company.

Amendment to IFRS 16 Covid-19 Related Rent Concessions

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. This amendment had no material impact on the consolidated financial statements of the company.

IFRS accounting standards to be adopted from 2021 onwards

A number of amendments to existing standards have been published and are mandatory for the company beginning on or after January 1, 2021, or later periods, and the company has not early-adopted them. The changes to those standards are not expected to have a material impact on the company’s financial statements.

2COVID-19

In 2020 COVID-19 affected the global economy and the company’s results, balance sheet and cash flows presented in these Consolidated financial statements. A discussion on the impact of the pandemic on the company's financial performance and risks is included in Financial performance and Risk management. The impact of the pandemic on significant accounting matters is disclosed below. Other areas have also been affected, but did not have a significant impact and are therefore not separately disclosed.

Estimates and uncertainties

As a result of the uncertainties associated with the nature of the COVID-19 pandemic, and in line with existing accounting policies, the company regularly updates its significant assumptions and estimates to support the reported amounts of assets, liabilities, income and expenses. In relation to areas of judgment and estimates as disclosed in our Significant accounting policies, those which are primarily impacted by COVID-19 include impairment testing, valuation of inventories, measurement of financial instruments and the determination of fair values (for example fair values of acquired identifiable intangible assets, contingent considerations and certain investments). These significant judgments and estimates are further discussed below.

Impairment testing

Impairment testing of goodwill and intangible assets not ready for use

Goodwill and intangible assets not yet ready for use are not amortized but are tested for impairment annually and whenever impairment indicators require such testing. For the Image-Guided Therapy cash-generating unit (CGU), the Sleep & Respiratory Care (S&RC) CGU, and a number of other smaller CGUs, such indicators were identified during the year because of deterioration in the economic environment or market in which these CGUs operate. The impairment tests performed for these CGUs did not result in any impairments.

In addition, for all goodwill and intangible assets not yet ready for use an annual impairment test was performed during Q4 2020.

In determining the recoverable amounts, consideration was given to the uncertainties embedded in the discounted cash flow projections and the appropriateness of key assumptions used in light of the pandemic, which included increased uncertainties around forecasted revenues, higher volatility in applied discount rates and other factors. Further details on these impairment procedures and the results thereof are disclosed in Goodwill and Intangible assets excluding goodwill.

Impairment testing of non-financial assets other than goodwill, intangible assets not yet ready for use, inventories and deferred tax assets

Similar to the above, for certain non-financial assets other than goodwill, intangible assets not yet ready for use, inventories and deferred tax assets, the changes in the economic environment provided an indicator that the carrying amount of the asset may not be recoverable. Uncertainties in the market and volatility in the financial markets resulted in increased levels of judgment in both the value-in-use calculations as well as in determining the fair value less costs of disposal of such an asset. These uncertainties were reflected in updated assessments on the future use of such assets (including useful life assessments) and in updated input parameters used in underlying calculations, which included using revised expected future cash flows due to the pandemic. Further details on the results of these impairment procedures are disclosed in Intangible assets excluding goodwill.

Impairment testing of financial assets

The company recognizes an allowance for expected credit losses (ECLs) for trade receivables, contract assets, lease receivables and debt investments carried at fair value through Other comprehensive income (FVTOCI) and amortized cost. In line with the accounting policy disclosed in the Significant accounting policies, for all financial assets to which the company applies the simplified approach, an updated assessment was made on the lifetime ECL allowance, taking into the account uncertainties resulting from the pandemic. In addition, for those assets to which the company does not apply the simplified approach to measuring ECLs, an assessment was made whether a significant increase in credit risk was observed as a result of COVID-19. In those instances, the allowance was updated to also reflect lifetime ECLs.

In making these assessments, all reasonable and supportable information was considered. Examples of indicators identified included counterparties breaching their agreed payment terms and counterparties requesting extended payment terms or (partial) waivers. In addition, forward looking elements were taken into consideration such as a deterioration of the credit rating of a counterparty or changes in risks associated with specific countries or regions due to COVID-19. Albeit the methodology applied is consistent with prior periods, certain of these factors triggered by the pandemic required an updated assessment of the ECLs. Relevant financial assets were individually assessed and additional ECL allowances were accounted for in those cases where deemed necessary. The overall impact of the increase in the level of ECLs did not have a material impact on the company’s financial assets. The company further concluded that none of the agreed changes with counterparties resulted in a substantial modification of such instruments under IFRS 9 Financial instruments.

Fair values

Certain of the company’s financial instruments and other assets and liabilities are carried at fair value. The fair values included in these Consolidated financial statements reflect market participant views and market data at the measurement date under current market conditions. This implies that due to the increased volatility and uncertainty in the financial markets due to the pandemic, these fair values are subject to significant estimates, in particular for assets and liabilities for which the fair value is based on unobservable inputs (sometimes referred to as Level 3 measurements). Expectations around future cash flows, discount rates and other significant valuation inputs related to the asset or liability as at December 31, 2020 have become subject to a greater level of uncertainty. The fair values determined taking into account these revised input parameters have been reflected in the consolidated balance sheet as of December 31, 2020. There was no significant impact as a result of the pandemic on any individual assets or liabilities carried at fair value. Further reference is made to Fair value of financial assets and liabilities.

Property, plant and equipment

In addition to what has been described above in terms of impairment testing of non-financial assets, the COVID-19 pandemic triggered a significant increase in demand for our products mainly in the Connected Care businesses. As a result, the company made investments during the financial year in order to meet this demand. These investments include, amongst others, additions to existing production lines, establishing new production lines and investing in company-specific tooling used in the supply chain. Assessing the useful life of these new investments involves a significant amount of judgment, due to the volatility in the demand forecast that affects the expected period over which these assets will be used. In certain cases, this assessment has resulted in new machinery and installations being depreciated over a useful life that is less than three years, whereas the normal useful life of these assets would be between 5 and 10 years. In addition, the general market volatility  increased the level of judgment involved in determining the residual values of certain of these assets. Neither of these developments did result in significant changes to our Property, plant and equipment.

Employee benefit accounting

COVID-19 also had an impact on the company’s long-term employee benefits, including defined-benefit plans. Volatility in the financial markets following the COVID-19 outbreak resulted in increased judgment being required in setting key parameters used in determining these benefits, including discount rates, mortality rates, retention rates and other assumptions supporting the actuarial calculations. In those situations, we established the most appropriate parameters with the help of actuaries and taking into consideration relevant economic conditions. For our funded defined-benefit plans, increased fluctuations in the fair values of the plan assets during the financial year ended December 31, 2020 also caused further volatility in the net obligation. Neither of these impacts were significant for the balances as of December 31, 2020.

Provisions other than employee benefits

As described in the Significant accounting policies, the accounting for provisions requires significant judgment around the amount and timing of the outflow of economic benefits required to settle the obligation. As a result of the pandemic, volatility increased in our supplier commitments and customer demand for many of our businesses, requiring the company to assess its related contracts for onerous elements. In doing so, the company applied assumptions and estimates in relation to future demand forecasts, expected costs of termination and the likely outcomes of ongoing negotiations with suppliers. This has resulted in the recognition of an onerous contract provision, for which reference is made to the disclosure on Other provisions included in Provisions. No other provisions were materially impacted by COVID-19.

Inventories

The company’s inventories are stated at the lower of cost or net realizable value. In determining the appropriate level of provision for obsolescence, changes in the aging of inventory items in certain businesses and markets due to COVID-19 were considered throughout the year. In addition, current and potential excess stock levels were analyzed, incorporating the impact COVID-19 had on demand in 2020 as well as revised expectations of future demand for these items. No material change in the provision for obsolescence was identified as a result of these procedures.

Due to the changes in demand and therefore production levels within several of our businesses, the company evaluated its standard cost prices, particularly in relation to the absorption of overhead costs and additional costs. The company assessed, based on currently available information, that the change in demand and production levels is not expected to be a sustained change and therefore the standard cost prices were not updated relating to those elements.

Taxes

In response to COVID-19, many governments have changed tax regulations aimed at deferring tax filings and payments, providing tax relief and offering financial assistance. Apart from applied payment deferrals on social contribution payments, the company has no material payment deferrals. In determining the recoverability of deferred tax assets, the company took into account the uncertainties caused by the COVID-19 pandemic in its projections on the results of future operations that will generate taxable income, which did not result in a significant impact.

Treasury and other financial risks

Philips is exposed to several types of financial risks. In terms of liquidity risk, the company has taken a number of different measures to manage this risk. In addition to the successful placement of EUR 1,000 million fixed-rate notes in March (of which EUR 500 million Sustainability Innovation notes), the company also completed the remainder of the EUR 1.5 billion share buyback program that was announced on January 29, 2019 through individual forward contracts, with settlement dates extending into the second half of 2021. Furthermore, the 2019 Annual Incentive of the Board of Management and the final dividend declared against the net income of 2019 were settled in shares instead of cash. Overall, the company has a solid liquidity position and the company’s liquidity risk management procedures have not changed significantly because of COVID-19. No significant concentration risks have been identified as a result of COVID-19 and the company continues to have access to its existing lines of credit. These lines of credits, along with other financial risks to which Philips is exposed, are disclosed in Details of treasury and other financial risks. Apart from the above measures, COVID-19 did not have a significant impact on other financial risks, including how we manage those.

3Information by segment and main country

Philips Group

Information on income statements

in millions of EUR

	sales	sales including intercompany	depreciation and amortization1)	Adjusted EBITA2)3)
2020
Diagnosis & Treatment4)	8,175	8,289	(536)	816
Connected Care	5,564	5,640	(415)	1,195
Personal Health	5,407	5,424	(187)	704
Other	389	463	(382)	(145)
Inter-segment eliminations		(281)
Philips Group	19,535	19,535	(1,520)	2,570

2019
Diagnosis & Treatment	8,485	8,576	(564)	1,078
Connected Care	4,674	4,705	(327)	618
Personal Health	5,854	5,864	(186)	943
Other	469	542	(326)	(76)
Inter-segment eliminations		(204)
Philips Group	19,482	19,482	(1,402)	2,563

2018
Diagnosis & Treatment	7,726	7,806	(349)	872
Connected Care	4,341	4,358	(326)	662
Personal Health	5,524	5,538	(171)	860
Other	530	612	(244)	(28)
Inter-segment eliminations		(193)
Philips Group	18,121	18,121	(1,089)	2,366

1)Includes impairments; for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill2)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.3)For reconciliation Adjusted EBITA, refer to the following table.4)In 2019 Philips’ Emerging Businesses were moved out of segment Other into segment Diagnosis & Treatment to enable these businesses with better access to downstream capabilities. While these businesses remain in (semi-)incubator phase, in 2020 they received a corporate funding out of segment Other of EUR 38 million (2019: EUR 54 million) to support them during their emerging idea-to-market business phase.

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

Philips Group

Reconciliation from net income to Adjusted EBITA1)

In millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2020
Net Income	1,195
Discontinued operations, net of income taxes	10
Income tax expense	284
Investments in associates, net of income taxes	9
Financial expenses	204
Financial income	(160)
Income from operations	1,542	495	708	619	(280)
Amortization of intangible assets	381	209	134	20	18
Impairment of goodwill	144	-	144
EBITA1)	2,067	704	986	639	(262)
Restructuring and acquisition-related charges	203	29	97	40	37
Other items	301	83	112	25	81
Adjusted EBITA1)	2,570	816	1,195	704	(145)

2019
Net Income	1,173
Discontinued operations, net of income taxes	19
Income tax expense	337
Investments in associates, net of income taxes	(1)
Financial expenses	233
Financial income	(117)
Income from operations	1,644	660	267	844	(127)
Amortization of intangible assets	350	177	141	25	8
Impairment of goodwill	97	19	78
EBITA1)	2,091	856	486	869	(119)
Restructuring and acquisition-related charges	318	149	64	50	54
Other items	153	73	67	23	(11)
Adjusted EBITA1)	2,563	1,078	618	943	(76)

2018
Net Income	1,097
Discontinued operations, net of income taxes	213
Income tax expense	193
Investments in associates, net of income taxes	2
Financial expenses	264
Financial income	(51)
Income from operations	1,719	629	399	796	(105)
Amortization of intangible assets	347	98	140	31	79
EBITA1)	2,066	727	539	827	(27)
Restructuring and acquisition-related charges	258	146	66	15	31
Other items	41	-	56	18	(33)
Adjusted EBITA1)	2,366	872	662	860	(28)
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

Philips Group

Main countries

in millions of EUR

	sales1)	tangible and intangible assets2)
2020
Netherlands	555	1,926
United States	6,636	9,080
China	2,432	313
Germany	1,314	302
Japan	1,113	511
United Kingdom	545	545
France	509	49
Other countries	6,432	968
Total main countries	19,535	13,694

2019
Netherlands	522	2,148
United States	6,667	9,864
China	2,707	340
Japan	1,186	550
Germany	1,087	308
France	505	46
United Kingdom	470	611
Other countries	6,338	1,119
Total main countries	19,482	14,986

2018
Netherlands	510	1,666
United States	6,050	9,493
China	2,380	353
Japan	1,045	491
Germany	1,032	263
France	519	30
South Korea	498	3
Other countries	6,087	1,506
Total main countries	18,121	13,805
1)The sales are reported based on country of destination.2)Consists of Property plant and equipment, Intangible assets excluding goodwill and Goodwill
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

4Discontinued operations and assets classified as held for sale

In 2020 and 2019 Discontinued operations consist primarily of net costs related to divestments formerly reported as discontinued operations. The below table summarizes the results of discontinued operations, net of income taxes, reported in the consolidated statements of income.

Philips Group

Discontinued operations, net of income taxes

in millions of EUR

	2018	2019	2020
Signify	(198)
Combined Lumileds and Automotive businesses	12		(1)
Other	(27)	(19)	(9)
Discontinued operations, net of income taxes	(213)	(19)	(10)
Discontinued operations: Signify

In 2020 and 2019 there were no results from discontinued operations for Signify.

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

As of December 31, 2018 the remaining shareholding in Signify was part of continuing operations. For further details, please refer to Other financial assets.

The following table summarizes the results of Signify included in the Consolidated statements of income as discontinued operations.

Results of Signify

in millions of EUR

2018
Costs and expenses	(18)
Fair value adjustment retained interest	(218)
Dividend income	32
Income before tax	(204)
Income tax expense	7
Results from discontinued operations	(198)
Discontinued operations: Other

Certain costs related to other divestments, which were previously reported as discontinued operations, resulted in a net loss of EUR 9 million in 2020 (2019: a net loss of EUR 19 million, 2018: a net loss of EUR 27 million)

Discontinued operations cash flows

The following table presents the net cash provided by (used for) discontinued operations reported in the Consolidated statements of cash flows.

Discontinued operations cash flows

in millions of EUR

	2018	2019	2020
Cash flows from operating activities	(15)	(11)	(88)
Cash flows from investing activities	662	(14)
Total discontinued operations cash flows	647	(25)	(88)

In 2020, net cash used for discontinued operations mainly related to advance income tax payments amounting to EUR 78 million for which Philips expects to get a refund.

In 2019, net cash used for discontinued operations consisted primarily of a divestment formerly reported as discontinued operations.

In 2018, discontinued operations cash flows mainly include EUR 642 million related to the sale of Signify shares and dividend received from Signify reported in investing activities.

Assets classified as held for sale

As of December 31, 2020 assets held for sale consisted of property, plant and equipment for an amount of EUR 2 million and assets and liabilities directly associated with the Aging and Caregiving (ACG) business of EUR 141 million, consisting mainly of intangible assets excluding goodwill. In 2020, the decision to divest the ACG business was made after reviewing the Connected Care business portfolio and strategic priorities. We expect to divest the ACG business to a third-party buyer in 2021.

As of December 31, 2019, assets held for sale consisted of property, plant and equipment for an amount of EUR 13 million.

5Acquisitions and divestments

2020

Acquisitions

Philips completed three acquisitions in 2020. The acquisitions involved an aggregated net cash outflow of EUR 259 million and a contingent consideration of EUR 70 million at fair value. The company recognized an aggregated Goodwill of EUR 175 million, Other intangible assets of EUR 184 million and Deferred tax liabilities generated from the Intangible assets of EUR 45 million.

Opening balance positions are provisional and subject to final purchase price adjustments, which will be finalized in 2021. The primary provisional accounts subject to change are mainly related to the valuation of the intangible assets and goodwill, as the valuation studies necessary to determine the fair market value of the intangible assets and goodwill assumed are preliminary.

Intact Vascular, Inc. (Intact Vascular) was the most notable acquisition and is discussed below. The remaining two acquisitions involved an aggregated net cash outflow of EUR 28 million. The two  acquisitions resulted in an increase in Goodwill of EUR 20 million. Other intangible assets and the related Deferred tax liabilities increased by EUR 15 million and EUR 2 million respectively.

Intact Vascular

On September 4, 2020, Philips acquired all shares of Intact Vascular, headquartered in Wayne, Pennsylvania. Intact Vascular is a developer of medical devices for minimally invasive peripheral vascular surgery. Philips acquired Intact Vascular to expand its portfolio of minimally invasive therapy options for Peripheral Artery Disease with the Tack Endovascular System, an implant that restores blood flow in small limb vessels, promotes healing and preserves limbs. The Company has purchased shares for an amount of EUR 241 million cash and a contingent consideration of EUR 70 million.

As of the acquisition date, Intact Vascular forms part of the Image-guided therapy business portfolio of the Diagnosis & Treatment segment.

In 2020, acquisition-related costs of EUR 2 million were recognized in General and administrative expenses.

The preliminary condensed opening balance sheet of Intact Vascular was as follows:

Intact Vascular

Opening Balance sheet

in millions of EUR

at acquisition date
Assets
Intangible assets excluding goodwill	169
Deferred tax assets	17
Inventories	2
Receivables and other current assets	1
Cash	10
Total Assets	200

Liabilities
Accounts payable and other payables	(2)
Deferred tax liabilities	(42)
Total Liabilities	(44)

Total identifiable net assets at fair value	156
Goodwill arising on acquisition	155
Total purchase on acquisition	311
Of which:
Purchase consideration transferred	(241)
Provision for contingent consideration	(70)

Goodwill recognized in the amount of EUR 155 million mainly represents revenue synergies expected from the combination of Philips’ interventional imaging platform and diagnostic and therapeutic devices with Intact Vascular’s unique, specialized implantable device to optimize the treatment of patients with Peripheral Artery Disease (PAD). Intact Vascular Goodwill is not tax deductible.

The provision for contingent consideration represents a Long-term provision of EUR 70 million, due in 2022 and 2023. The contingent consideration is based on a specified percentage of forecast revenue share, for which the maximum amount is unlimited. The estimated fair value of the contingent consideration is re-measured at each reporting period. Therefore, any changes in the fair value impacts reported earnings in each reporting period, thereby resulting in variability in earnings. For more details about the fair value measurements please refer to Fair value of financial assets and liabilities

Other intangible assets were comprised of the following:

Intact Vascular

Other intangible assets

in millions of EUR unless otherwise stated

	amount at acquisition date	amortization period in years
Technology	160	14
Other	9	14
Total other intangible assets	169

The fair value of Technology is determined using the multi-period excess earnings method, which is a valuation technique that estimates the fair value of an asset based on market participants' expectations of the cash flows associated with that asset over its remaining useful life. The fair value of Technology is based on an estimate of positive future cash flows associated with incremental profits related to excess earnings, discounted at a rate of 15.0%. The line Other includes the Intact Vascular trademarks; Tack Endovascular System and Tack.

The opening balance position represent the preliminary determination of the fair value of identifiable assets acquired and liabilities assumed from the acquisition. The final determination of the fair market values will be completed in 2021. As of December 31, 2020, the valuation studies necessary to determine the fair market value of the intangible assets and goodwill are preliminary.

Intact Vascular is an early stage revenue acquisition. As of the acquisition date, Intact Vascular contribution to sales and net income was not material. The same applies to the combined entity for the reporting period as though the acquisition date had been as of the beginning of the reporting period.

Divestments

Philips did not complete any divestments in 2020.

Future ownership of Domestic Appliances business

On January 28, 2020, Philips announced that it will review options for future ownership of its Domestic Appliances business belonging to Personal Health. Philips started the process of creating a separate legal structure for this business within the Philips Group, which is expected to be completed in the course of 2021. Under the IFRS 5 assessment Philips has determined that Domestic Appliances business does not qualify as held for sale as of December 31, 2020. Philips concluded that the business as per December 31, 2020 is not available for immediate sale in its present condition to a third party. The Domestic Appliances business had EUR 2.2 billion sales in 2020. Following the disentanglement of the Domestic Appliances business, the retained Personal Health businesses will continue to play an important role in the company’s integrated health continuum approach through connected products and solutions to support the health and well-being of people.

2019

Acquisitions

Philips completed three acquisitions in 2019, with the Healthcare Information Systems business of Carestream Health being the most notable. The acquisitions involved an aggregated net cash outflow of EUR 199 million and a contingent consideration of EUR 11 million at fair value, the latter recognized as a Long-term provision. Including final purchase price adjustment processed in the course of 2020, the aggregated impact on Goodwill and Other intangible assets was EUR 83 million and EUR 105 million, respectively.

Divestments

Philips completed two divestments in 2019 which resulted in an aggregated cash consideration of EUR 122 million and a gain of EUR 62 million. The most notable was the sale of Photonics business in Germany.

6Interests in entities

In this section we discuss the nature of the company’s interests in its consolidated entities and associates, and the effects of those interests on the company’s financial position and financial performance.

Group companies

Below is a list of material subsidiaries as per December 31, 2020 representing greater than 5% of either the consolidated group Sales, Income from operations or Income from continuing operations (before any intra-group eliminations) of Group legal entities. All of the entities are fully consolidated in the group accounts of the company.

Philips Group

Interests in group companies

in alphabetical order by country

2020

Legal entity name	Principal country of business
Philips (China) Investment Company, Ltd.	China
Philips GmbH	Germany
Philips Medizin Systeme Böblingen GmbH	Germany
Philips Japan, Ltd.	Japan
Philips Consumer Lifestyle B.V.	Netherlands
ATL International LLC	United States
Philips Oral Healthcare LLC	United States
Philips North America LLC	United States
Philips RS North America LLC	United States
Philips USA Export Corporation	United States

Information related to non-controlling interests

As of December 31, 2020, six consolidated subsidiaries are not wholly owned by Philips (December 31, 2019: six). In 2020, Sales to third parties and Net income for these subsidiaries in aggregate are EUR 468 million (December 31, 2019: EUR 581 million) and EUR 6 million (December 31, 2019: EUR 9 million) respectively.

Investments in associates

Philips has investments in a number of associates. None of them are regarded as individually material. During 2020, Philips purchased 6 investments in associates, which involved an aggregate amount of EUR 37 million.

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

At December 31, 2020, Philips’ shareholding in Philips Medical Capital, LLC had a carrying value of EUR 26 million (December 31, 2019: EUR 25 million).

The company does not have any material exposures to losses from interests in unconsolidated structured entities other than the invested amounts.

7Income from operations

For information related to Sales on a segment and geographical basis, see Information by segment and main country.

Philips Group

Sales and costs by nature

in millions of EUR

	2018	2019	2020
Sales	18,121	19,482	19,535
Costs of materials used	(4,826)	(5,321)	(5,240)
Employee benefit expenses	(5,827)	(6,307)	(6,490)
Depreciation and amortization1)	(1,089)	(1,402)	(1,520)
Shipping and handling	(605)	(636)	(689)
Advertising and promotion	(937)	(972)	(920)
Lease expense2)3)3)	(225)	(52)	(36)
Other operational costs4)	(2,947)	(3,114)	(3,047)
Other business income (expenses)	55	(34)	(50)
Income from operations	1,719	1,644	1,542
1)Includes impairments; for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill2)For 2020 Lease expense relating to short-term and low value leases amounts to EUR 36 million (2019: EUR 52 million).3)Lease expense includes other costs, such as fuel and electricity, and taxes to be paid and reimbursed to the lessor for 2018: EUR 32 million.4)Other operational costs contain items which are dissimilar in nature and individually insignificant in amount to disclose separately. These costs contain among others expenses for outsourcing services, mainly in IT and HR, 3rd party workers, consultants, warranty, patents, costs for travelling, external legal services and EUR 107 million government grants recognized in 2020 (2019:EUR 94 million 2018: EUR 81 million). The grants mainly relate to research and development activities and business development.

Sales composition and disaggregation

Philips Group

Sales composition

in millions of EUR

	2018	2019	2020
Goods	13,973	14,810	14,698
Services	3,325	3,811	4,058
Royalties	402	381	317
Total sales from contracts with customers	17,700	19,003	19,073
Other sources1)	421	479	462
Sales	18,121	19,482	19,535
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 325 million (2019: EUR 307 million)

At December 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations from a sale of goods and services was EUR 12,193 million. The company expects to recognize approximately 48% of the remaining performance obligations within 1 year. Revenue expected to be recognized beyond 1 year is mostly related to longer term customer service and software contracts.

Philips Group

Disaggregation of Sales per segment

in millions of EUR

	2020
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources1)	Total sales2)
Diagnosis & Treatment	5,132	2,998	8,129	46	8,175
Connected Care	4,204	944	5,147	417	5,564
Personal Health	5,396	11	5,407	-	5,407
Other	61	327	389	-	389
Philips Group	14,793	4,279	19,073	462	19,535
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 325 million.2)Represents revenue from external customers as required by IFRS 8 Operating Segments.

Philips Group

Disaggregation of Sales per segment

in millions of EUR

	2018	2019
	Total sales	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources1)	Total sales2)
Diagnosis & Treatment	7,726	5,428	2,988	8,417	68	8,485
Connected Care	4,341	3,545	718	4,263	411	4,674
Personal Health	5,524	5,848	6	5,854	-	5,854
Other	530	162	308	469	-	469
Philips Group	18,121	14,982	4,021	19,003	479	19,482
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 307 million2)Represents revenue from external customers as required by IFRS 8 Operating Segments.

Philips Group

Disaggregation of Sales per geographical cluster

in millions of EUR

	2020
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources1)	Total sales2)
Western Europe	3,663	931	4,594	19	4,613
North America	4,712	2,140	6,853	95	6,949
Other mature geographies	1,145	373	1,518	342	1,860
Total mature geographies	9,520	3,444	12,965	457	13,422
Growth geographies	5,273	835	6,108	5	6,113
Sales	14,793	4,279	19,073	462	19,535
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 325 million.2)Represents revenue from external customers as required by IFRS 8 Operating Segments.

Philips Group

Disaggregation of Sales per geographical cluster

in millions of EUR

	2018	2019
	Total sales	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources1)	Total sales2)
Western Europe	3,990	3,165	931	4,096	38	4,134
North America	6,338	4,944	1,894	6,837	114	6,951
Other mature geographies	1,892	1,226	357	1,583	322	1,905
Total mature geographies	12,221	9,335	3,181	12,515	474	12,990
Growth geographies	5,901	5,647	840	6,488	5	6,492
Sales	18,121	14,982	4,021	19,003	479	19,482
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 307 million2)Represents revenue from external customers as required by IFRS 8 Operating Segments.

Costs of materials used

Cost of materials used represents the inventory recognized in cost of sales.

Employee benefit expenses

Philips Group

Employee benefit expenses

in millions of EUR

	2018	2019	2020
Salaries and wages1)	4,849	5,251	5,372
Post-employment benefits costs	351	379	427
Other social security and similar charges:
Required by law	524	564	580
Voluntary	103	112	112
Employee benefit expenses	5,827	6,307	6,490
1)Salaries and wages includes EUR 121 million (2019: EUR 105 million, 2018: EUR 102 million) of share-based compensation expenses.

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

Employees

The average number of employees by category is summarized as follows:

Philips Group

Employees

in FTEs

	2018	2019	2020
Production	30,774	35,640	39,770
Research & development	10,700	12,287	11,129
Other	26,175	24,301	24,110
Employees	67,649	72,228	75,009
3rd party workers	7,239	6,164	5,522
Philips Group	74,888	78,392	80,531

Employees consist of those persons working on the payroll of Philips and whose costs are reflected in the Employee benefit expenses table. 3rd party workers consist of personnel hired on a per-period basis, via external companies.

Philips Group

Employees per geographical location

in FTEs

	2018	2019	2020
Netherlands	11,427	11,679	11,585
Other countries	63,460	66,713	68,946
Philips Group	74,888	78,392	80,531

Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets, including impairments, are as follows:

Philips Group

Depreciation and amortization1)

in millions of EUR

	2018	2019	2020
Depreciation of property, plant and equipment	438	645	726
Amortization of software	64	75	86
Amortization of other intangible assets	347	350	381
Amortization of development costs	240	332	328
Depreciation and amortization	1,089	1,402	1,520
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

Audit fees

The table below shows the fees attributable to the fiscal years 2018, 2019 and 2020 for services rendered by the respective Group auditors.

Philips Group

Agreed fees

in millions of EUR

	2018			2019			2020
	EY NL1)	EY Network	Total	EY NL1)	EY Network	Total	EY NL1)	EY Network	Total
Audit fees	7.2	5.0	12.2	8.4	6.2	14.6	8.8	5.6	14.4
consolidated financial statements	7.2	2.4	9.6	8.4	3.4	11.8	8.8	2.9	11.7
statutory financial statements		2.6	2.6		2.8	2.8		2.7	2.7

Audit-related fees2)	0.6	0.4	1.0	0.5	0.3	0.8	2.0	0.5	2.5
divestment							1.4	0.2	1.6
sustainability assurance	0.4		0.4	0.4		0.4	0.5		0.5
other	0.2	0.4	0.6	0.1	0.3	0.4	0.1	0.3	0.4
Fees	7.8	5.4	13.2	8.9	6.5	15.4	10.8	6.1	16.9
1)Ernst & Young Accountants LLP2)Also known as Assurance fees

Other business income (expenses)

Other business income (expenses) consists of the following:

Philips Group

Other business income (expenses)

in millions of EUR

	2018	2019	2020
Result on disposal of businesses:
income	45	69	-
expense	-	(2)	-
Result on disposal of fixed assets:
income	20	5	2
expense	(1)	-	-
Result on other remaining businesses:
income	23	81	121
expense	(32)	(88)	(30)
Impairment of goodwill		(97)	(144)
Other business income (expense)	55	(34)	(50)
Total other business income	88	155	123
Total other business expense	(33)	(188)	(173)

The result on disposal of businesses was mainly due to divestment of non-strategic businesses. For more information, please refer to Acquisitions and divestments.

The result on disposal of fixed assets was mainly due to the sale of real estate assets.

The result on other remaining businesses mainly relates to revaluation of contingent consideration, non-core revenue and various legal matters. In 2020 revisions to EPD's forecast due to delays in commercialization caused by the need to do more work on the maturity of the technology resulted in a EUR 101 million decrease in the fair value of the respective contingent consideration liability and is reflected in Other business income. For more details on the contingent consideration updates, please refer to Provisions.

Impairment of goodwill is disclosed in detail in the goodwill section, please refer to Goodwill.

8Financial income and expenses

Philips Group

Financial income and expenses

in millions of EUR

	2018	2019	2020
Interest income	31	27	14
Interest income from loans and receivables	8	10	8
Interest income from cash and cash equivalents	22	17	7
Dividend income from financial assets	2	52	3
Net gains from disposal of financial assets	6	2	2
Net change in fair value of financial assets at fair value through profit or loss		17	129
Other financial income	12	17	12
Financial income	51	117	160
Interest expense	(188)	(196)	(173)
Interest on debt and borrowings	(158)	(167)	(154)
Finance charges under lease contract	(7)	(6)	(6)
Interest expenses - pensions	(23)	(22)	(13)
Provision-related accretion and interest	(15)	(22)	(22)
Net foreign exchange losses	(2)	(2)	3
Net change in fair value of financial assets at fair value through profit or loss	(1)
Other financial expenses	(58)	(13)	(12)
Financial expense	(264)	(233)	(204)
Financial income and expenses	(213)	(117)	(44)

In 2020, Financial income and expenses decreased by EUR 73 million year-on-year, mainly due to fair value gains of EUR 133 million from investments in limited life funds (mainly Gilde Healthcare) and other investments recognized at fair value through profit or loss. The fair value gain from investments in limited life funds is caused by IPO’s by certain of the investments held by the limited life funds. Net interest expenses in 2020 was EUR 10 million lower than in 2019, mainly due to lower interest expenses on net debt*) and interest expenses on pensions. Dividend income from investments decreased by EUR 49 million versus prior year.

In 2019, Financial income and expenses were EUR 117 million, which was EUR 97 million lower than in 2018 mainly due to dividend income from investments, while 2018 included financial charges of EUR 46 million related to bonds redemptions. Net interest expense in 2019 was EUR 12 million higher than in 2018, mainly due to higher interest expenses on net debt*). The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included in Equity.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

9Income taxes

The income tax expense of continuing operations amounted to EUR 284 million (2019: EUR 337 million, 2018 EUR 193 million).

The components of income before taxes and income tax expense are as follows:

Philips Group

Income tax expense

in millions of EUR

	2018	2019	2020
Income before taxes of continuing operations1)	1,505	1,528	1,499
Current tax (expense) benefit	(314)	(324)	(475)
Deferred tax (expense) benefit	121	(13)	190
Income tax expense of continuing operations	(193)	(337)	(284)
1)Income before tax excludes the result of investments in associates.

Income tax expense of continuing operations excludes the tax expense of the discontinued operations of EUR 10 million (2019: EUR 9 million tax benefit, 2018: EUR 14 million tax benefit).

The components of income tax expense of continuing operations are as follows:

Philips Group

Current income tax expense

in millions of EUR

	2018	2019	2020
Current year tax (expense) benefit	(318)	(322)	(485)
Prior year tax (expense) benefit	4	(2)	10
Current tax (expense)	(314)	(324)	(475)

Philips Group

Deferred income tax expense

In millions of EUR

	2018	2019	2020
Changes to recognition of tax loss and credit carry forwards	(2)	59	-
Changes to recognition of temporary differences	4	(32)	19
Prior year tax (expense) benefit	15	(7)	(8)
Tax rate changes	(26)	2	13
Origination and reversal of temporary differences, tax losses and tax credits	130	(35)	166
Deferred tax (expense) benefit	121	(13)	190

Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rate varies per country, which results in a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25.0% (2019: 25.0% 2018: 25.0%).

A reconciliation of the weighted average statutory income tax rate to the effective income tax rate of continuing operations is as follows:

Philips Group

Effective income tax rate

in %

	2018	2019	2020
Weighted average statutory income tax rate in %	24.9	25.2	25.0
Recognition of previously unrecognized tax loss and credit carryforwards	(0.4)	(3.9)	(0.4)
Unrecognized tax loss and credit carryforwards	0.5	0.1	0.4
Changes to recognition of temporary differences	(0.3)	2.1	(1.3)
Non-taxable income and tax incentives	(11.9)	(9.5)	(10.8)
Non-deductible expenses	3.7	5.3	5.8
Withholding and other taxes	4.5	3.7	0.5
Tax rate changes	1.8	(0.1)	(0.9)
Prior year tax	(1.3)	0.6	(0.1)
Tax expense (benefit) due to change in uncertain tax treatments	(8.6)	(1.6)	0.9
Others, net	(0.1)	0.2	(0.1)
Effective income tax rate	12.8	22.1	19.0

The effective income tax rate is lower than the weighted average statutory income tax rate in 2020 mainly due to recurring favorable tax incentives relating to R&D investments and export activities, and one-off benefits from a decrease in tax rate and non-taxable results from participations, presented under Withholding and other taxes and Non-taxable income and tax incentives respectively.

The decrease in effective income tax rate compared to 2019 is mainly due to these one-off benefits. This effect is partly offset by lower non-cash benefits from business integration compared to 2019.

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

Net deferred tax assets relate to the following underlying assets and liabilities and tax loss carryforwards (including tax credit carryforwards) and their movements during the years 2020 and 2019 respectively are presented in the tables below.

The net deferred tax assets of EUR 1,761 million (2019: EUR 1,721 million) consist of deferred tax assets of EUR 1,820 million (2019:EUR 1,865 million) and deferred tax liabilities of EUR 59 million (2019: EUR 143 million). Of the total deferred tax assets of EUR 1,820 million at December 31, 2020 (2019: EUR 1,865 million), EUR 35 million (2019: EUR 239 million) is recognized in respect of entities in various countries where there have been tax losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize these deferred tax assets.

At December 31, 2020 the temporary differences associated with investments, including potential income tax consequences on dividends, for which no deferred tax liabilities are recognized, aggregate to EUR 275 million (2019: EUR 327 million).

Philips Group

Deferred tax assets and liabilities

in millions of EUR

	Balance as of January 1, 2020	recognized in income statement	other1)	Balance as of December 31, 2020	Assets	Liabilities
Intangible assets	132	147	(39)	240	379	(140)
Property, plant and equipment	58	(22)	(4)	32	65	(32)
Inventories	252	77	(16)	313	317	(4)
Other assets	56	37	4	97	135	(38)
Pensions and other employee benefits	269	4	(27)	245	251	(6)
Other liabilities	334	81	(30)	384	436	(52)
Deferred tax assets on tax loss carryforwards	620	(133)	(38)	449	449
Set-off deferred tax positions					(212)	212
Net deferred tax assets	1,721	190	(151)	1,761	1,820	(59)
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

The company has available tax loss and credit carryforwards, which expire as follows:

Philips Group

Expiry years of net operating loss and credit carryforwards

in millions of EUR

	Total Balance as of December 31, 2019	Unrecognized balance as of December 31, 2019	Total Balance as of December 31, 2020	Unrecognized balance as of December 31, 2020
Within 1 year	3	-	5	1
1 to 2 years	6	3	1,546	1,541
2 to 3 years	1,680	1,679	13	3
3 to 4 years	14	7	235	-
4 to 5 years	519	3	23	-
Later	1,173	12	1,026	24
Unlimited	1,746	1,123	1,428	951
Total	5,141	2,826	4,276	2,520

At December 31, 2020, the amount of deductible temporary differences for which no deferred tax asset has been recognized in the balance sheet was EUR 33 million (2019: EUR 31 million).

Tax risks

Philips is exposed to tax risks and uncertainty over tax treatments. For particular tax treatments that are not expected to be accepted by tax authorities, Philips either recognizes a liability or reflects the uncertainty in the recognition and measurement of its current and deferred tax assets and tax attributes. For the measurement of the uncertainty, Philips uses the most likely amount or the expected value of the tax treatment. The expected liabilities resulting from the uncertain tax treatments are included in non-current tax liabilities (2020: EUR 291 million, 2019: EUR 186 million, increase due to lower tax losses or similar tax carryforwards that can be used if uncertain tax treatments were settled for the presumed amount at balance sheet date). The positions include, among others, the following:

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

10Earnings per share

Philips Group

Earnings per share

in millions of EUR unless otherwise stated1)

	2018	2019	2020
Income from continuing operations	1,310	1,192	1,205
Income (loss) attributable to non-controlling interest, from continuing operations	7	5	8
Income from continuing operations attributable to shareholders	1,303	1,186	1,197
Income from Discontinued operations	(213)	(19)	(10)
Income from Discontinued operations attributable to shareholders	(213)	(19)	(10)
Net income attributable to shareholders	1,090	1,167	1,187

Weighted average number of common shares outstanding (after deduction of treasury shares) during the year2)	941,067,388	921,062,109	907,721,150
Plus incremental shares from assumed conversions of:
Options	2,007,703	1,288,001	757,622
Performance shares	8,632,652	5,896,049	5,561,501
Restricted share rights	2,223,382	2,524,606	2,584,728
Dilutive potential common shares3)	12,863,738	9,708,656	8,903,851
Diluted weighted average number of shares (after deduction of treasury shares) during the year2)	953,931,126	930,770,765	916,625,001
Basic earnings per common share in EUR2)
Income from continuing operations attributable to shareholders	1.38	1.29	1.32
Income from Discontinued operations attributable to shareholders	(0.23)	(0.02)	(0.01)
Net income attributable to shareholders	1.16	1.27	1.31
Diluted earnings per common share in EUR2)4)
Income from continuing operations attributable to shareholders	1.37	1.27	1.31
Income from Discontinued operations attributable to shareholders	(0.23)	(0.02)	(0.01)
Net income attributable to shareholders	1.14	1.25	1.29

Dividend distributed per common share in euros	0.80	0.85	0.85
1)Shareholders in this table refers to shareholders of Koninklijke Philips N.V.2)Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019. Further reference is made to the narrative below the table.3)There are no antidilutive effects to be disclosed.4)The dilutive potential common shares are not taken into account in the periods for which there is a loss, as the effect would be antidilutive

Change in per share calculations

On June 26, 2020, the Extraordinary General Meeting of Shareholders approved a dividend of EUR 0.85 per common share, in shares only. The dividend was settled in July through the issuance of 18,080,198 new common shares. In accordance with IAS 33 Earnings Per Share, per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

The adjustment resulted in basic earnings per common share for income from continuing operations attributable to shareholders for 2019 being adjusted downwards from EUR 1.31 to EUR 1.29 (2018: EUR 1.41 to EUR 1.38). Similarly, diluted earnings per common share for income from continuing operations attributable to shareholders for 2019 was adjusted downwards from EUR 1.30 to EUR 1.27 (2018: EUR 1.39 to EUR 1.37).

The basic earnings per common share for net income attributable to shareholders for 2019 was adjusted downwards from EUR 1.29 to EUR 1.27 (2018: EUR 1.18 to EUR 1.16). Similarly, diluted earnings per common share for net income attributable to shareholders for 2019 was adjusted from EUR 1.28 to EUR 1.25 (2018: EUR 1.16 to EUR 1.14).

11Property, plant and equipment

Philips Group

Property, plant and equipment

in millions of EUR

	land and buildings		machinery and installations		other equipment		prepayments and construction in progress		total
	owned	right-of-use	owned	right-of-use	owned	right-of-use	owned	right-of-use	owned	right-of-use
Balance as of January 1, 2020
Cost	876	1,355	1,531	251	1,548	233	323	1	4,279	1,839
Accumulated depreciation	(395)	(326)	(1,055)	(188)	(1,184)	(105)			(2,634)	(618)
Book value	481	1,029	476	63	365	127	323	1	1,645	1,221
Change in book value:
Capital expenditures/additions	28	80	60	53	84	97	399	2	571	231
Assets available for use	117	2	162		160	3	(441)	(2)	(2)	2
Depreciation	(47)	(161)	(167)	(55)	(180)	(73)	-	-	(394)	(289)
Impairments	(3)	(5)	(13)	(4)	(16)	-	-		(32)	(10)
Reclassifications	-	(64)	(7)	(7)	(1)	(21)	(3)		(11)	(91)
Translations differences and other	(39)	(43)	(33)	5	(25)	(6)	(17)	-	(114)	(44)
Total changes	56	(192)	2	(8)	22	(1)	(62)	-	17	(201)
Balance as of December 31, 2020
Cost	1,076	1,147	1,506	199	1,572	213	261	1	4,415	1,560
Accumulated depreciation	(539)	(310)	(1,028)	(144)	(1,185)	(86)			(2,752)	(540)
Book value	537	837	478	55	387	126	261	1	1,663	1,020

Philips Group

Property, plant and equipment

in millions of EUR

	land and buildings		machinery and installations		other equipment		prepayments and construction in progress		total
	owned	right-of-use	owned	right-of-use	owned	right-of-use	owned	right-of-use	owned	right-of-use
Balance as of January 1, 2019
Cost	1,069	813	1,476	192	1,442	152	203		4,190	1,158
Accumulated depreciation	(528)	(44)	(1,040)	(124)	(1,104)	(36)			(2,671)	(205)
Book value	541	769	436	68	338	116	203		1,519	953
Change in book value:
Capital expenditures	5	373	34	96	40	59	425	3	505	532
Assets available for use	51	6	108		138	4	(306)	(3)	(9)	7
Acquisitions			-		27		1		28
Depreciation	(30)	(157)	(123)	(80)	(157)	(57)			(310)	(293)
Impairments	(17)	(1)	(14)	(1)	(9)	(1)	-	-	(40)	(2)
Reclassifications	(74)	47	25	(21)	(30)	20	1	1	(79)	48
Translations differences and other	4	(9)	9		18	(14)	-	-	31	(23)
Total changes	(61)	260	40	(5)	26	11	120	1	126	268
Balance as of December 31, 2019
Cost	876	1,355	1,531	251	1,548	233	323	1	4,278	1,840
Accumulated depreciation	(395)	(326)	(1,055)	(188)	(1,184)	(105)			(2,634)	(619)
Book value	481	1,029	476	63	365	127	323	1	1,645	1,221

Land with a book value of EUR 47 million (2019: EUR 51 million) is not depreciated.

The expected useful lives of property, plant and equipment are as follows:

Philips Group

Useful lives of property, plant and equipment

in years

Buildings	from 5 to 50 years
Machinery and installations	from 3 to 20 years
Other equipment	from 1 to 10 years
12Goodwill

The changes in 2019 and 2020 were as follows:

Philips Group

Goodwill

in millions EUR

	2019	2020
Balance as of January 1:
Cost	9,908	10,182
Impairments	(1,405)	(1,528)
Book value	8,503	8,654
Changes in book value:
Acquisitions	83	189
Impairments	(97)	(144)
Divestments and transfers to assets classified as held for sale	-	(12)
Translation differences and other	165	(673)
Balance as of December 31:
Cost	10,182	9,094
Impairments	(1,528)	(1,080)
Book value	8,654	8,014

In 2020, goodwill decreased by EUR 640 million, mainly due to translation differences which impacted goodwill denominated in USD and impairments totaling EUR 144 million related to Population Health Management (PHM). The decrease is partially offset by goodwill increases from the acquisition of Intact Vascular for an amount of EUR 155 million and other acquisitions as well as changes in the provisional opening balance sheet position for certain 2019 acquisitions (refer to Acquisitions and divestments).

Goodwill increased by EUR 83 million in 2019 primarily as a result of several acquisitions of which none were individually material as well as changes in the provisional opening balance sheet position for certain 2018 acquisitions. The further increase of EUR 165 million is mainly due to translation differences which impacted the goodwill denominated in USD. These increases are offset by goodwill impairments identified in the second half of 2019 totaling EUR 97 million in the Population Insights & Care/Vital Health (PIC/VH) and Neuro cash generating units (CGUs),

Goodwill reallocations in 2020 and 2019

In Q4 2020, the PHM CGU was split, resulting in a separate CGU for the Aging and Caregiving (ACG) business in anticipation of its future divestment. After the PHM impairment, remaining goodwill was allocated to the ACG CGU and remaining PHM CGU based on relative fair value. The goodwill allocated to the remaining PHM CGU is immaterial. An additional CGU change in 2020 resulted in a goodwill reallocation across certain CGUs, none of which had a significant impact on headroom or led to goodwill impairments.

In 2019 there were several changes to the CGU structure following the reorganization announced in January 2019 in order to align business with customer needs. This resulted in goodwill reallocations across CGUs, none of which had a significant impact on headroom or lead to goodwill impairments.

In addition, there were also certain CGU movements and/or combinations within businesses that did not result in a reallocation of goodwill, but resulted in changes to the business structure. This did not have a significant impact on headroom or lead to goodwill impairments. In Q4 2019 CGU PIC/VH and Aging and Caregiving combined into one Population Health Management (PHM) CGU. Unrelated to this combination, prior to this in the third quarter of 2019, the then PIC/VH CGU recognized a goodwill impairment, further explained below.

Impairments

In the fourth quarter of 2020, the PHM CGU was split, resulting in a separate CGU for the ACG business in anticipation of its future divestment. The impairment test indicated that the pre-split PHM’s carrying balance of EUR 303 million exceeded the recoverable amount of EUR 195 million, resulting in a EUR 108 million goodwill impairment charge. After the PHM impairment, further described below, remaining goodwill in the amount of EUR 63 million was allocated to the ACG CGU and remaining PHM CGU based on their relative fair value. Upon reallocation, standalone impairment tests were completed for ACG and the remaining PHM business. This second impairment test indicated that ACG’s carrying balance of EUR 186 million exceeded the recoverable amount of EUR 150 million resulting in a EUR 36 million  impairment charge. In total, EUR 144 million of impairment charges were recorded within the Connected Care segment, in the line Other business expenses in the statement of income.

In accordance with IFRS, the fair value less cost of disposal methodology was the basis used to estimate recoverable amount for these CGUs, as at the date of the impairment tests described above, the fair value less cost of disposal was higher than the value-in-use for these CGUs. The decline in the value-in-use as compared to the fair value less cost of disposal is mainly due to revisions to the financial forecast of our Personal Emergency Response System business as a result of lower demand. The fair value, determined by Management, reflects the current operating environment and business outlook, including COVID-19 uncertainties, for the PHM and ACG CGU. Refer to the ‘Key assumptions- general’ for further detail on the fair value methodology.

Remaining ACG goodwill post-reallocation and impairment charges totaled EUR 12 million, and was subsequently classified as asset held for sale (AHFS) after the impairment. Refer to Discontinued operations and assets classified as held for sale for further detail. Remaining PHM goodwill post-reallocation totaled EUR 15 million.

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

Goodwill impairment testing

For impairment testing, goodwill is allocated to cash generating units (typically one level below segment level, i.e. at the business level), which represent the lowest level at which the goodwill is monitored internally for management purposes.

Goodwill allocated to the cash generating units Image-Guided Therapy, Monitoring & Analytics and Sleep & Respiratory Care is considered to be significant in comparison to the total book value of goodwill for the Group at December 31, 2020. The amounts associated as of December 31, 2020 are presented below:

Philips Group

Goodwill allocated to the cash-generating units

in millions of EUR

	2019	2020
Image-Guided Therapy	2,673	2,610
Monitoring & Analytics	1,360	1,246
Sleep & Respiratory Care	2,071	1,915
Other (units carrying a non-significant goodwill balance)	2,550	2,244
Book value	8,654	8,014

Unless otherwise noted, the basis of the recoverable amount used in the annual impairment tests for the units disclosed further in this note is the value in use.

The fair value less cost to dispose methodology was used as a basis for the recoverable amount in the annual impairment test when greater than the value-in-use test. Refer to the ‘key assumptions- general’ section for further detail on the methodology.

As a result of the uncertainty associated with the nature of the COVID-19 pandemic, the company includes various scenarios in the business forecasting process and the most reasonable and supportable assumptions that represent management’s best estimate is used as basis for the value-in-use test. While determining assumptions on COVID-19 recovery, management considered external factors including COVID-19 spread by country, specific dynamics for each CGU, other macroeconomic conditions as well as Philips specific assumptions, including expected customer capex spend and business market growth. Philips considered multiple scenarios for each market that included high, mid and low COVID recovery scenarios. The high recovery scenario suggests a more rapid recovery through the first half of the initial forecast period while the low scenario suggests a more prolonged recovery through the same period. By the end of the initial forecast period, all three scenarios converge to roughly the same market growth rates. Philips generally utilized the mid scenario forecasting short-term COVID-19 impacts with expected market recovery later in the initial forecast period. In addition, results of the goodwill impairment tests were analyzed to determine alignment with current market conditions. In the case that market data indicated that models didn’t fully consider impacts of COVID-19 within the forecasts, Philips would reexamine key inputs, such as forecast inputs or discount rates used. Upon this review, no additional changes were required. There were certain CGUs that were more negatively impacted by COVID-19 than others. Amongst those, IGT within the D&T segment as well as the CGUs within Personal Health were negatively impacted. Considering the current headroom in these CGUs, any reasonable change in these assumptions reflecting increased COVID-19 risks or prolonged impact would not cause the value in use to fall to the level of the carrying value. Refer to COVID-19 for further detail on COVID-19 considerations.

Key assumptions - general

Key assumptions used in the value-in-use impairment tests for the units were sales growth rates, EBITA%*) and the rates used for discounting the projected cash flows. These cash flow projections were determined using Royal Philips managements’ internal forecasts that cover an initial period from 2021 to 2024. Projections were extrapolated with stable or declining growth rates for a period of 3 years (2025-2027), after which a terminal value was calculated per 2028. For terminal value calculation, growth rates were capped at a historical long-term average growth rate. This represents a change in methodology from previous years as the explicit forecast increased from 3 to 4 years while the extrapolated growth period decreased from 4 to 3 years. The change in methodology from 2019 to 2020 was based on changes in the internal forecasting process.

The sales growth rates and EBITA*) used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. EBITA*) in all units mentioned in this note is expected to increase over the projection period as a result of volume growth and cost efficiencies.

The rates used for discounting the projected cash flows in goodwill impairment testing is based on a business weighted cost of capital (WACC), which in turn is based on business-specific inputs along with other inputs as mentioned below. The WACC is based on post-tax cost of equity and cost of debt, and is further calculated based on market data and inputs to accurately capture changes to the time value of money, such as the risk-free interest rate, the beta factor and country risk premium. In order to properly reflect the different risk-profiles of different businesses, a WACC is determined for each business. As such, the beta factor is determined based on a selection of peer companies, which can differ per business. Different businesses have different geographical footprints, resulting in business-specific inputs for variables like country risk.

As previously noted, the fair value less cost of disposal methodology was used as the recoverable amount when the amount was greater than the value-in-use, specifically for the PHM and ACG CGUs. The fair value is based on Level 3 inputs. Key assumptions and inputs used in the fair value less cost of disposal calculation include the trading and M&A peer groups used to determine the sales market multiples, the control premium applied to the trading sales market multiples. These inputs were applied against 2020 actual revenue for the CGUs. The trading and M&A peer groups were comprised of public companies or publicly disclosed transactions in similar industries, markets, geographies and other relevant characteristics. This trading and M&A peer group was derived from input by the business, M&A and Treasury and was evaluated and challenged for completeness and inclusion based on management’s industry experience as well as the current business and market environment. External sources were used to determine the enterprise value and revenue for the trading peer group. A control premium was added to the trading sales market multiple to simulate the premium a market participant would pay, representing the high end of the range. The control premium was sourced from global public M&A transactions from 2019 and 2020. The sales market multiple with no premium represents the low end of the range. The recoverable amount for the test was a point in between the high and low end of the range.

Key assumptions and sensitivity analysis relating to cash-generating units to which a significant amount of goodwill is allocated

Cash flow projections of Image-Guided Therapy, Monitoring & Analytics and Sleep & Respiratory Care are based on the key assumptions included in the table below, which were used in the annual impairment test performed in the fourth quarter. For certain CGUs, including M&A and S&RC, the initial forecast period projects negative growth as these businesses experienced benefits from COVID-19 in 2020.

Philips Group

Key assumptions

2020

	compound sales growth rate1)
	initial forecast period	extra-polation period2)	used to calculate terminal value3)	pre-tax discount rates
Image-Guided Therapy	8.6%	4.9%	2.5%	9.0%
Monitoring & Analytics	(0.3)%	3.3%	2.5%	9.4%
Sleep & Respiratory Care	(1.2)%	4.4%	2.5%	9.7%
1)Compound sales growth rate is the annualized steady nominal growth rate over the forecast period 2)Also referred to later in the text as compound long-term sales growth rate3)The historical long-term growth rate is only applied to the first year after the 4 year extrapolation period, after which no further growth is assumed for the terminal value calculation

The assumptions used for the 2019 cash flow projections were as follows:

Philips Group

Key assumptions

2019

	compound sales growth rate1)
	initial forecast period	extra-polation period2)	used to calculate terminal value3)	pre-tax discount rates
Image-Guided Therapy	9.3%	6.4%	2.5%	8.8%
Monitoring & Analytics	4.6%	3.8%	2.5%	10.1%
Sleep & Respiratory Care	8.1%	4.8%	2.5%	9.7%
1)Compound sales growth rate is the annualized steady nominal growth rate over the forecast period 2)Also referred to later in the text as compound long-term sales growth rate3)The historical long-term growth rate is only applied to the first year after the 5 year extrapolation period, after which no further growth is assumed for the terminal value calculation

The results of the annual impairment test of Image-Guided Therapy, Monitoring & Analytics and Sleep & Respiratory Care indicate that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

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

13Intangible assets excluding goodwill

Philips Group

Intangible assets excluding goodwill

in millions of EUR

	brand names	customer relationships	technology	product development	product development construction in progress	software	other	total
Balance as of January 1, 2020
Cost	709	2,476	2,491	2,387	578	784	154	9,579
Amortization/ impairments	(524)	(1,587)	(1,530)	(1,795)	(56)	(527)	(94)	(6,113)
Book value	184	890	961	592	523	257	59	3,466
Changes in book value:
Additions		1	12	-	305	127	2	449
Assets available for use				373	(374)		-	-
Acquisitions	8	1	175	-			-	185
Amortization	(26)	(121)	(103)	(221)	-	(84)	(4)	(560)
Impairments	-	(1)	(118)	(62)	(44)	(2)	(8)	(235)
Transfers to assets classified as held for sale	(33)	(55)	(1)	(8)	(2)	(3)		(102)
Translation differences and other	(13)	(64)	(58)	(53)	(10)	-	(6)	(204)
Total changes	(65)	(239)	(92)	30	(125)	38	(15)	(468)
Balance as of December 31, 2020
Cost	556	2,036	2,434	2,519	480	723	135	8,883
Amortization/ impairments	(437)	(1,385)	(1,565)	(1,897)	(83)	(427)	(91)	(5,886)
Book Value	120	651	869	622	398	295	44	2,997

Philips Group

Intangible assets excluding goodwill

in millions of EUR

	brand names	customer relationships	technology	product development	product development construction in progress	software	other	total
Balance as of January 1, 2019
Cost	689	2,421	2,400	2,103	532	684	168	8,997
Amortization/ impairments	(484)	(1,488)	(1,330)	(1,483)	(51)	(480)	(93)	(5,408)
Book value	205	934	1,070	621	481	204	75	3,589

Changes in book value:
Additions		-	28	(1)	338	129	4	497
Assets available for use				296	(296)		-	1
Acquisitions	3	56	24			-	(5)	77
Amortization	(31)	(119)	(127)	(229)		(75)	(6)	(587)
Impairments	-	(1)	(66)	(96)	(8)	-		(171)
Translation differences and other	7	20	32	-	8	-	(9)	59
Total changes	(21)	(44)	(110)	(29)	41	54	(16)	(124)
Balance as of December 31, 2019
Cost	709	2,476	2,491	2,387	578	784	154	9,579
Amortization/ impairments	(524)	(1,587)	(1,530)	(1,795)	(56)	(527)	(94)	(6,113)
Book Value	184	890	961	592	523	257	59	3,466

Acquisitions in 2020 involved Intangible assets of EUR 185 million in aggregate (2019: EUR 77 million). For more information, please refer to Acquisitions and divestments. Impairments in 2020 were EUR 235 million. The most notable impairment in 2020 is in the Diagnosis & Treatment segment, for technology assets in Image Guided Therapy-Systems (IGT-Systems) of EUR 92 million. This impairment charge is based on a trigger-based test on the CGU EPD which is a business category and an innovator in image-guided procedures for cardiac arrhythmias (heart rhythm disorders). The impairment charge is a result of revisions to forecast due to delays in commercialization caused by the need to do more work on the maturity of the technology. The basis of the recoverable amount used in this test is the value in use and an after-tax discount rate of 6.92% is applied. After the impairment charge the recoverable amount of the related intangible assets is EUR 93 million.

Other notable impairments are in the Diagnosis & Treatment segment, for product development under construction in IGT-Devices of EUR 22 million and in the Connected Care segment, for product development in the business Therapeutic Care (TC) of EUR 23 million and in the business Sleep & Respiratory Care (S&RC) of EUR 23 million. The impairments in the IGT-Devices and TC business are the result of revision of strategies in the respective businesses and resulted in full impairment of the respective assets. The impairment in the business S&RC is due to delays in commercialization as a result of further product improvements in combination with expected COVID-19 market dynamics. After impairment the carrying value of the related intangible asset is EUR 70 million. The basis of the recoverable amount used in these tests is the value in use.

As a result of the uncertainty associated with the nature of the COVID-19 pandemic, the company includes various scenarios in the business forecasting process and the most reasonable and supportable assumptions that represent management’s best estimate is used as basis for the value-in-use test. While determining assumptions on COVID-19 recovery, management considered external factors including COVID-19 spread by country, specific dynamics for each CGU, other macroeconomic conditions as well as Philips specific assumptions, including expected customer capex spend and business market growth. Philips considered multiple scenarios for each business that included high, mid and low COVID recovery scenarios. The high recovery scenario suggests a more rapid recovery, while the low scenario suggests a more prolonged recovery over several years. The mid scenario suggests short-term COVID-19 impacts with expected market recovery earlier than the low scenario. For the impairment tests on product development in the business S&RC Philips utilized a scenario forecasting short-term COVID-19 impacts, which means a dip in demand post-COVID, with expected market recovery later in the forecast period. For the EPD impairment test, Philips used the high recovery scenario. A reasonably prolonged recovery would not materially affect the outcome of the impairment test. In addition, there were certain businesses that were more negatively impacted by COVID-19 than others. Amongst those, IGT within the D&T segment as well as the businesses within Personal Health were negatively impacted. Considering the current headroom in these CGUs, any reasonable change in these assumptions reflecting increased COVID-19 risks or prolonged impact would not cause the value in use to fall to the level of the carrying value. Refer to COVID-19 for further detail on COVID-19 considerations.

The amortization of intangible assets is specified in Income from operations.

The expected useful lives of the intangible assets excluding goodwill are as follows:

Philips Group

Expected useful lives of intangible assets excluding goodwill in years

Brand names	2-20
Customer relationships	2-25
Technology	3-20
Other	1-10
Software	1-10
Product development	3-7

The weighted average expected remaining life of brand names, customer relationships, technology and other intangible assets is 9.1 years as of December 31, 2020 (2019: 8.2 years).

The most notable intangible asset as of December 31, 2020 relates to the Spectranetics customer relationships and technology with a carrying value of EUR 287 million and EUR 212 million and a remaining amortization period of 17 years and 12 years, respectively. The most notable intangible asset of December 31, 2019 relates to Spectranetics customer relationships and technology with a carrying value of EUR 333 million and EUR 252 million and a remaining amortization period of 18 years and 13 years, respectively.

14Other financial assets

Other current financial assets

In 2020, Other current financial assets decreased from EUR 1 million to EUR 0 million.

In 2019, Other current financial assets decreased by EUR 435 million from EUR 436 million to EUR 1 million. Philips sold all of its remaining shares in Signify for total proceeds of EUR 549 million. A cumulative gain of EUR 114 million was recognized in other comprehensive income and reclassified to retained earnings upon disposal.

Other non-current financial assets

The changes during 2020 were as follows:

Philips Group

Other non-current financial assets

in millions of EUR

	Non-current financial assets at FVTP&L	Non-current financial assets at FVTOCI	Non-current financial assets at Amortized cost	Total
Balance as of January 1, 2020	136	72	40	248
Changes:
Acquisitions/additions	44	82	4	131
Sales/redemptions/reductions	(59)	(3)	(2)	(65)
Value adjustment through OCI	-	3	-	3
Value adjustment through P&L	133	-	-	133
Translation differences and other	(6)	(5)	(6)	(17)
Reclassifications	-	(3)	-	(3)
Balance as of December 31, 2020	248	146	37	430

Philips Group

Other non-current financial assets

in millions of EUR

	Non-current financial assets at FVTP&L	Non-current financial assets at FVTOCI	Non-current financial assets at Amortized cost	Total
Balance as of January 1, 2019	116	198	46	360
Changes:
Acquisitions/additions	48	15	11	75
Sales/redemptions/reductions	(48)	(109)	(17)	(174)
Value adjustment through OCI	-	(33)	-	(33)
Value adjustment through P&L	18	-	1	18
Translation differences and other	1	2	-	3
Reclassifications	1	(1)	(1)	(1)
Balance as of December 31, 2019	136	72	40	248

The company’s investments in Other non-current financial assets mainly consist of investments in common shares of companies in various industries and investments in limited life funds. At December 31, 2020, equity investments of EUR 119 million (2019:EUR 45 million) are accounted under the FVTOCI category based on the company's election at initial recognition mainly because such investments are neither held for trading purposes nor primarily for their increase in value and the elected presentation is considered to reflect the nature and purpose of the investment.

In 2020, the main addition in Other non-current financial assets at FVTOCI is related to the company's investment in DC Health Digital Medical Technologies Co., Ltd in China of EUR 45 million. The main movement in Other non-current financial assets at FVTPL is related to the value adjustments through P&L, mainly due to fair value gains of  EUR 133 million from investments in limited life funds (mainly Gilde Healthcare) and other investments. The fair value gains from investments in limited life funds is caused by certain IPO’s of investments held by the limited life funds.

15Other assets

Other non-current assets

Other non-current assets in 2020 were EUR 66 million (2019: EUR 47 million). These mainly related to prepaid expenses.

Other current assets

Other current assets of EUR 424 million (2019: EUR 476 million) included contract assets EUR 229 million (2019: EUR 247 million), EUR 26 million (2019: EUR 41 million) accrued income and EUR 169 million (2019: EUR 188 million) for prepaid expense mainly related to Diagnosis & Treatment businesses and Connected Care businesses.

16Inventories

Inventories are summarized as follows:

Philips Group

Inventories

in millions of EUR

	2019	2020
Raw materials and supplies	901	992
Work in process	403	537
Finished goods	1,469	1,464
Inventories	2,773	2,993

The write-down of inventories to net realizable value was EUR 187 million in 2020 (2019: EUR 138 million). The write-down is included in cost of sales.

17Receivables

Non-current receivables

Non-current receivables are associated mainly with customer financing in the Diagnosis & Treatment businesses amounting to EUR 29 million (2019: EUR 31 million), for Signify indemnification amounting to EUR 55 million (2019: EUR 76 million), advance income tax payments amounting to EUR 78 million for which Philips expects to get a refund and insurance receivables in Other in the US amounting to EUR 38 million (2019: EUR 41 million).

Current receivables

Current receivables of EUR 4,156 million (2019: EUR 4,554 million) at December 31, 2020 included trade accounts receivable (net of allowance) of EUR 3,928 million (2019: EUR 4,280 million), accounts receivable other of EUR 191 million (2019: EUR 242 million) and accounts receivable from investments in associates of EUR 37 million (2019: EUR 32 million).

The accounts receivable, net, per segment are as follows:

Philips Group

Accounts receivables-net

in millions of EUR

	2019	2020
Diagnosis & Treatment	1,905	1,653
Connected Care	1,089	1,124
Personal Health	1,122	1,017
Other	163	133
Accounts receivable-net	4,280	3,928

The aging analysis of accounts receivable, net, is set out below:

Philips Group

Aging analysis

in millions of EUR

	2019	2020
current	3,591	3,413
overdue 1-30 days	251	189
overdue 31-180 days	333	224
overdue > 180 days	105	102
Accounts receivable-net	4,280	3,928

The above net accounts receivable represent current and overdue but not fully impaired receivables.

The changes in the allowance for doubtful accounts receivable are as follows:

Philips Group

Allowance for accounts receivable

in millions of EUR

	2019	2020
Balance as of January 1	194	211
Additions charged to expense	23	19
Deductions from allowance1)	(9)	(17)
Transfer to assets held for sale		(1)
Other movements	3	(16)
Balance as of December 31	211	195
1)Write-offs for which an allowance was previously provided.

The allowance for doubtful accounts receivable has been primarily established for receivables that are past due.

Included in the above balances as per December 31, 2020 are allowances for individually impaired receivables of EUR 186 million (2019: EUR 200 million) .

18Equity

Common shares

As of December 31, 2020, authorized common shares consist of 2 billion shares (December 31, 2019: 2 billion; December 31, 2018: 2 billion) and the issued and fully paid share capital consists of 911,053,001 common shares, each share having a par value of EUR 0.20 (December 31, 2019: 896,733,721; December 31, 2018: 926,195,539).

Preference shares

As a means to protect the Company against (an attempt at) an unsolicited takeover or other attempt to exert (de facto) control of the company, the ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. As of December 31, 2020, no such right has been exercised and no preference shares have been issued. Authorized preference shares consist of 2 billion shares as of December 31, 2020 (December 31, 2019: 2 billion; December 31, 2018: 2 billion).

Options, restricted and performance shares

Under its share-based compensation plans, the Company granted stock options on its common shares and rights to receive common shares in the future (see Share-based compensation).

Treasury shares

In connection with the Company’s share repurchase programs, shares which have been repurchased and are held in Treasury for the purpose of (i) delivery upon exercise of options, restricted and performance share programs, and (ii) capital reduction, are accounted for as a reduction of shareholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

When treasury shares are re-issued by the Company upon exercise of options (granted to employees up to 2013), the difference between the cost and the cash received is recorded in retained earnings. When treasury shares are delivered by the Company upon vesting of restricted shares or performance shares (granted under the Company’s share-based compensation plans), the difference between the market price of the shares issued and the cost is recorded in retained earnings, and the market price is recorded in capital in excess of par value.

The following table shows the movements in the outstanding number of shares over the last three years:

Philips Group

Outstanding number of shares

	2018	2019	2020
Balance as of January 1	926,191,723	914,184,087	890,973,790
Dividend distributed	9,533,223	9,079,538	18,080,198
Purchase of treasury shares	(31,993,879)	(40,390,495)	(8,669,622)
Re-issuance of treasury shares	10,453,020	8,100,660	4,695,170
Issuance of new shares			48,757
Balance as of December 31	914,184,087	890,973,790	905,128,293

The following transactions took place resulting from former and current share-based remuneration plans:

Philips Group

Employee option and share plan transactions

	2018	2019	2020
Shares acquired	8,226,101	5,497,675	5,351,411
Average market price	EUR 32.59	EUR 34.25	EUR 33.81
Amount paid	EUR 268 million	EUR 188 million	EUR 181 million
Shares delivered	10,453,020	8,100,660	4,695,170
Average price (FIFO)	EUR 32.66	EUR 32.87	EUR 34.35
Cost of delivered shares	EUR 341 million	EUR 266 million	EUR 161 million
Total shares in treasury at year-end	7,871,452	5,268,467	5,924,708
Total cost	EUR 258 million	EUR 180 million	EUR 199 million

In order to reduce share capital, the following transactions took place:

Philips Group

Share capital transactions

	2018	2019	2020
Shares acquired	23,767,778	34,892,820	3,318,211
Average market price	EUR 32.58	EUR 34.29	EUR 39.21
Amount paid	EUR 774 million	EUR 1,196 million	EUR 130 million
Cancellation of treasury shares (shares)	24,246,711	38,541,356	3,809,675
Cancellation of treasury shares (EUR)	EUR 783 million	EUR 1,316 million	EUR 152 million
Total shares in treasury at year-end	4,140,000	491,464
Total cost	EUR 141 million	EUR 22 million

Share purchase transactions related to employee option and share plans, as well as transactions related to the reduction of share capital, involved a cash outflow of EUR 311 million. A cash inflow of EUR 46 million from treasury shares mainly includes settlements of share-based remuneration plans.

Share repurchase methods for share-based remuneration plans and capital reduction purposes

Philips uses different methods to repurchase shares in its own capital: (i) share buyback repurchases in the open market via an intermediary; (ii) repurchase of shares via forward contracts for future delivery of shares; and (iii) the unwinding of call options on own shares. During 2020, Philips used methods (i) and (ii) to repurchase shares for capital reduction purposes and methods (ii) and (iii) to repurchase shares for share-based compensation plans.

Forward share repurchase plans / contracts

Forward contracts to repurchase shares for share-based compensation plans

On January 29, 2020, Philips announced that it will repurchase up to 6 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into three forward contracts for an amount of EUR 174 million to acquire 5 million shares with settlement dates varying between October 2021 and November 2022 and a weighted average forward price of EUR 34.85. No further transactions are expected in respect to this program.

On October 22, 2018, Philips announced and started a share repurchase program for an amount of up to EUR 174 million to cover its long-term incentive and employee stock purchase plans, after which it repurchased shares via an intermediary to allow for buybacks in the open market during both open and closed periods. On November 12, 2018, Philips announced to extend this program and entered into three forward contracts for an amount of EUR 319 million to repurchase 10 million shares with settlement dates varying between October 2019 and November 2021 and a weighted average forward price of EUR 31.89. As of December 31, 2020, a total of 8 million shares under this program were acquired (4 million of which were settled in the fourth quarter of 2019 and 4 million in the fourth quarter of 2020). This resulted in EUR 256 million increase in retained earnings against treasury shares (EUR 130 million and EUR 126 million pertaining to 2019 and 2020 respectively).

As of December 31, 2020, the remaining forward contracts to cover obligations under share-based remuneration plans related to 7 million shares.

Forward contracts to repurchase shares for capital reduction purposes

On January 29, 2019, Philips announced a share buyback program for an amount of up to EUR 1.5 billion. Philips started the program in the first quarter of 2019. On March 23, 2020, Philips announced that 50.3% of the program had been completed through repurchases by an intermediary to allow for purchases in the open market during both open and closed periods, and that the remainder of the program would be executed through one or more individual forward transactions. Consequently, in the first half of 2020 Philips entered into four forward contracts for an amount of EUR 745 million to acquire 20 million shares with settlement dates varying between June 2021 and December 2021 and a weighted average forward price of EUR 36.40. As of December 31, 2020, all of these forward contracts were outstanding.

Share call options

In 2016 Philips purchased EUR and USD-denominated call options on its own shares to hedge options granted to employees up to 2013.

In 2020, the company unwound 498,144 EUR-denominated and 853,267 USD-denominated call options against the transfer of the same number of its own shares (1,351,411 shares) and an additional 31 million cash payment to the buyer of the call options.

On December 31, 2020, the remaining EUR-denominated options and USD-denominated options related to 670,456 and 274,315 shares respectively.

Shares cancellation

In June 2020 Philips completed the cancellation of 3,809,675 of its common shares (with a cost price of EUR 152 million). The cancelled shares were acquired as part of the Philips’ EUR 1.5 billion share repurchase program announced on January 29, 2019.

Dividend distribution

2020

In July 2020, Philips distributed a dividend of EUR 0.85 per common share, representing a total value of EUR 758 million including costs. The dividend was distributed in the form of shares only resulting in the issuance of 18,080,198 new common shares. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019. Further reference is made to Earnings per share.

A proposal will be submitted to the 2021 Annual General Meeting of Shareholders to pay a dividend of EUR 0.85 per common share, in cash or shares at the option of the shareholders, against the net income of the Company for 2020.

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

Limitations in the distribution of shareholders’ equity

As at December 31, 2020, pursuant to Dutch law, certain limitations exist relating to the distribution of shareholders’ equity of EUR 831 million. Such limitations relate to common shares of EUR 182 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 626 million and unrealized gains related to cash flow hedges of EUR 23 million. The unrealized currency translation differences of EUR 58 million and unrealized losses related to fair value through OCI financial assets of EUR 305 million qualify as revaluation reserves and reduce the distributable amount due to the fact that these reserves are negative.

The legal reserve required by Dutch law of EUR 626 million included under retained earnings relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

As at December 31, 2019, these limitations in distributable amounts were EUR 1,870 million and related to common shares of EUR 179 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 713 million and unrealized currency translation differences of EUR 978 million. The unrealized losses related to fair value through OCI financial assets of EUR 303 million and unrealized losses related to cash flow hedges of EUR 24 million qualify as a revaluation reserve and reduce the distributable amount due to the fact that this reserve is negative.

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

	2018	2019	2020
Long-term debt	3,427	4,939	5,705
Short-term debt	1,394	508	1,229
Total debt	4,821	5,447	6,934
Cash and cash equivalents	1,688	1,425	3,226
Net debt1)	3,132	4,022	3,708
Shareholders' equity	12,088	12,597	11,870
Non-controlling interests	29	28	31
Group equity	12,117	12,625	11,901
Net debt and group equity ratio1)	21:79	24:76	24:76
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Adjusted income from continuing operations attributable to shareholders*) is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted income from continuing operations attributable to shareholders*) to the most directly comparable IFRS measure, Net income for 2020 is included in the table below.

Philips Group

Adjusted income from continuing operations attributable to shareholders1)

2) in millions of EUR

	2019	2020
Net income	1,173	1,195
Discontinued operations, net of income taxes	19	10
Income from continuing operations	1,192	1,205
Continuing operations non-controlling interests	(5)	(8)
Income from continuing operations attributable to shareholders1)2)	1,186	1,197
Adjustments for:
Amortization of acquired intangible assets	350	381
Impairment of goodwill	97	144
Restructuring costs and acquisition-related charges	318	203
Other items	153	301
Net finance expenses3)	13	(125)
Tax impact of adjusted items	(280)	(285)
Adjusted Income from continuing operations attributable to shareholders1)2)	1,838	1,814
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.2)Shareholders in this table refers to shareholders of Koninklijke Philips N.V.3)The comparative figures have been restated to conform to the revised definitions. Refer to the Reconciliation of non-IFRS information.
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

19Debt

Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1 billion committed standby revolving credit facility that can be used for general group purposes, such as a backstop of its Commercial Paper Program. As of December 31, 2020, Philips did not have any loans outstanding under either facility. The facility does not have a material adverse change clause, has no financial covenants and no credit-rating-related acceleration possibilities. As per 9 March 2020, Philips has established a Euro Medium-Term Note (EMTN) program, a framework that facilitates the issuance of notes for a total amount up to EUR 10 billion.

The provisions applicable to all USD-denominated corporate bonds issued by the company in March 2008 and March 2012 (due 2038 and 2042) contain a ‘Change of Control Triggering Event’. If the company would experience such an event with respect to a series of corporate bonds the company might be required to offer to purchase the bonds that are still outstanding at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any. Furthermore, the conditions applicable to the EUR-denominated corporate bonds issued in 2017, 2018 and 2019 (due 2023, 2024, 2026 and 2028) and the new bonds issued in 2020 (due 2025 and 2030) contain a similar provision (‘Change of Control Put Event’). Upon the occurrence of such an event, the company might be required to redeem or purchase any of such bonds at their principal amount together with interest accrued. Philips’ outstanding long-term debt do not contain financial covenants.

In March 2020, Philips issued a EUR 500 million fixed-rate sustainability innovation bond due in 2025 with a coupon rate of 1.375%, and a EUR 500 million fixed-rate bond due in 2030 with a coupon rate of 2.000% under the EMTN program. In 2020, Philips entered into a total amount of EUR 745 million of forward contracts to complete the remainder of the EUR 1.5 billion share buyback program announced on January 29, 2019, with maturity dates in 2021. In addition, Philips entered into a total amount of EUR 174 million of forward contracts in 2020 related to the long-term incentive and employee stock purchase plans announced on January 29,2020, and a total amount of EUR 126 million of forward contracts matured relating to the company's long-term incentive and employee stock purchase plans announced on October 22, 2018.

As of January 1, 2019 lease liabilities of EUR 803 million were recognized upon the adoption of IFRS 16 and additional lease liabilities of EUR 256 million were recognized through December 31, 2019. In May 2019, Philips issued a fixed-rate Green Innovation Bond with an aggregate principal amount of EUR 750 million (0.500%, due 2026). In September 2019, EUR bonds of EUR 500 million were repaid upon their scheduled maturity. In 2019, a total nominal amount of EUR 576 million of forward contracts matured relating to the EUR 1.5 billion share buyback program announced on June 28, 2017. In addition, a total nominal amount of EUR 130 million of forward contracts matured relating to the company's long-term incentive and employee stock purchase plans.

Long-term debt

The below tables present information about the long-term debt outstanding, its maturity and average interest rates in 2020 and 2019.

Philips Group

Long-term debt

in millions of EUR unless otherwise stated

	amount outstanding in 2020	Current portion	Non-current portion	Between 1 and 5 years	amount due after 5 years	average remaining term (in years)	average rate of interest
USD bonds	1,210		1,210	122	1,088	16.1	6.3%
EUR bonds	3,229		3,229	1,494	1,735	5.4	1.0%
Forward contracts	982	869	113	113		0.9
Lease liability	1,216	267	948	596	352	3.9	2.1%
Bank borrowings	205	1	203	3	200	4.1	0.2%
Other long-term debt	16	15	1	1	-	1.0	0.0%
Long-term debt	6,857	1,153	5,705	2,329	3,376	6.3	2.0%

Philips Group

Long-term debt

in millions of EUR unless otherwise stated

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

	effective rate	2019	2020
Unsecured EUR Bonds
Due 9/06/2023; 1/2%	0.634%	500	500
Due 5/02/2024; 3/4%	0.861%	500	500
Due 22/05/2026; 1/2%	0.608%	750	750
Due 5/02/2028; 1 3/8%	1.523%	500	500
Due 30/03/2025; 1 3/8%	1.509%		500
Due 30/03/2030; 2%	2.128%		500
Unsecured USD Bonds
Due 5/15/2025; 7 3/4%	7.429%	56	51
Due 6/01/2026; 7 1/5%	6.885%	122	111
Due 5/15/2025; 7 1/8%	6.794%	75	68
Due 11/03/2038; 6 7/8%	7.210%	648	591
Due 3/15/2042; 5%	5.273%	446	407
Adjustments1)		(35)	(39)
Unsecured Bonds		3,562	4,439

1)Adjustments related to both EUR and USD bonds and concern bond discounts, premium and transaction costs.
Leases

The following table presents a reconciliation between the total of future minimum lease payments and their present value.

Philips Group

Lease liabilities

in millions of EUR

	2019			2020
	future minimum lease payments	interest	present value of minimum lease payments	future minimum lease payments	interest	present value of minimum lease payments
Less than one year	292	20	272	290	23	267
Between one and five years	698	80	618	651	55	596
More than five years	543	52	491	384	31	352
Lease liability	1,533	152	1,381	1,325	109	1,216

Short-term debt

Philips Group

Short-term debt

in millions of EUR

	2019	2020
Short-term bank borrowings	92	76
Current portion of long-term debt	416	1,153
Short-term debt	508	1,229

During 2020, the weighted average interest rate on the bank borrowings was 5.9% (2019: 14.2%). This decrease was driven by both lower interest rates overall and a lower relative amount of borrowings in high interest rate countries compared with the prior year.

20Provisions

Philips Group

Provisions

in millions of EUR

	2019			2020
	long-term	short-term	total	long-term	short-term	total
Post-employment benefit1)	824		824	751		751
Product warranty	38	172	210	28	139	167
Environmental provisions	145	25	170	162	21	183
Restructuring-related provisions	31	125	156	17	100	117
Legal provisions	14	40	55	19	53	72
Contingent consideration provisions	245	108	354	203	114	318
Other provisions	305	86	392	279	93	372
Provisions	1,603	556	2,159	1,458	522	1,980
1)For more details refer to Post-employment benefits.

Assurance-type product warranty

The provisions for assurance-type product warranty reflect the estimated costs of replacement and free-of-charge services that will be incurred by the company with respect to products sold.

The company expects the provisions to be utilized mainly within the next year.

Philips Group

Provisions for assurance-type product warranty

in millions of EUR

	2018	2019	2020
Balance as of January 1	201	190	210
Changes:
Additions	248	291	239
Utilizations	(261)	(274)	(270)
Translation differences and other	2	3	(12)
Balance as of December 31	190	210	167

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

Approximately EUR 91 million of the long-term provision is expected to be utilized after one to five years, with the remainder after five years. For more details on the environmental remediation reference is made to Contingent assets and liabilities.

Philips Group

Environmental provisions

in millions of EUR

	2018	2019	2020
Balance as of January 1	160	144	170
Changes:
Additions	23	20	9
Utilizations	(15)	(18)	(16)
Releases	(4)	(1)	-
Changes in discount rate	(28)	9	37
Accretion	5	5	3
Translation differences and other	4	12	(19)
Balance as of December 31	144	170	183

The additions and the releases of the provisions originate from additional insights in relation to factors like the estimated cost of remediation, changes in regulatory requirements and efficiencies in completion of various site work phases.

Restructuring-related provisions

Philips Group

Restructuring-related provisions

in millions of EUR

	Jan. 1, 2020	additions	utilizations	releases	other changes	Dec. 31, 2020
Diagnosis & Treatment	61	36	(47)	(16)	(1)	33
Connected Care	28	17	(21)	(5)	(2)	17
Personal Health	25	30	(22)	(3)	(1)	28
Other	42	35	(31)	(7)	-	38
Philips Group	156	118	(122)	(32)	(4)	117

In 2020, the most significant restructuring projects impacted Diagnostic & Treatment and Other businesses and mainly took place in the Netherlands, US and Germany. The restructuring comprised mainly product portfolio rationalization and the reorganization of global support functions.

The company expects the provisions to be utilized mainly within the next year.

2019

In 2019, the most significant restructuring projects impacted Diagnostic & Treatment and Other businesses and mainly took place in the Netherlands, US and Germany.

The movements in the provisions for restructuring in 2019 are presented by segment as follows:

Philips Group

Restructuring-related provision

in millions of EUR

	Jan. 1, 2019	additions	utilizations	releases	other changes	Dec. 31, 2019
Diagnosis & Treatment	57	51	(37)	(10)	-	61
Connected Care	22	33	(16)	(9)	(2)	28
Personal Health	9	33	(12)	(4)	-	25
Other	26	57	(31)	(11)	-	42
Philips Group	114	175	(97)	(34)	(1)	156
2018

In 2018, the most significant restructuring projects impacted Diagnosis & Treatment, Connected Care & Health Informatics and Other businesses and mainly took place in the US, Germany and Netherlands.

The movements in the provisions for restructuring in 2018 are presented by segment as follows:

Philips Group

Restructuring-related provisions

in millions of EUR

	Jan. 1, 2018	additions	utilizations	releases	Dec. 31, 2018
Diagnosis & Treatment	45	62	(38)	(12)	57
Connected Care	15	24	(10)	(8)	22
Personal Health	6	8	(5)	(1)	9
Other	45	42	(45)	(16)	26
Philips Group	112	136	(98)	(37)	114

Legal provisions

The company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings.

Philips Group

Legal provisions

in millions of EUR

	2018	2019	2020
Balance as of January 1	50	26	55
Changes:
Additions	17	69	72
Utilizations	(29)	(36)	(45)
Releases	(11)	(6)	(6)
Accretion	2	2	1
Translation differences and other	(3)	-	(5)
Balance as of December 31	26	55	72
The most significant proceedings

The majority of the movements in the above schedule are related to the Cathode Ray Tube (CRT) antitrust litigation and investigation with the Italian Competition Authority (ICA).

Italian Competition Authority (ICA) investigation

In 2020, the company recorded a legal provision in relation to an investigation initiated by the Italian Competition authority in February 2018. The investigation focusses on whether the company and certain other healthcare companies violated antitrust laws in the maintenance services aftermarket for medical diagnostic imaging devices.

Cathode Ray Tube (CRT) antitrust litigation

In 2020 and 2018, the majority of the movements in relation to the CRT antitrust litigation were utilizations due to the transfer to other liabilities for which the company was able to reach a settlement. These settlements were subsequently paid out during the year or in the respective following year.

 For more details, refer to Contingent assets and liabilities.

The company expects the provisions to be utilized mainly within the next three years.

Contingent consideration provisions

Philips Group

Contingent consideration provisions

in millions of EUR

	2018	2019	2020
Balance as of January 1	66	409	354
Acquisitions	366	6	70
Utilizations	(48)	(44)	(14)
FV changes	26	(17)	(93)
Balance as of December 31	409	354	318

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

In 2020, the acquisitions through business combinations consists of a provision for contingent consideration of EUR 70 million relating to the acquisition of Intact Vascular.

EPD

In 2020, revisions to EPD’s forecast due to delays in commercialization caused by the need to do more work on the maturity of the technology, resulted in a EUR 101 million decrease in the fair value of the respective contingent consideration liability and is reflected in Other business income. For more details of the EPD contingent consideration refer to Fair value of financial assets and liabilities.

In 2018, the acquisitions through business combinations mainly consisted of a provision for contingent consideration of EUR 239 million relating to the acquisition of EPD.

The company expects the provisions to be utilized mainly within the next three years.

Other provisions

Philips Group

Other provisions

in millions of EUR

	2018	2019	2020
Closing balance as of December 31	499	432	392
IFRS 16 adjustment		(6)
Opening balance as of January 1	499	426	392
Changes:
Additions	169	143	161
Utilizations	(178)	(127)	(109)
Releases	(57)	(61)	(49)
Accretion	2	1	(1)
Translation differences and other	(3)	10	(21)
Balance as of December 31	432	392	372

The main elements of other provisions are:

  provisions for possible taxes/social security of EUR 39 million (2019: EUR 46 million);
  provisions for onerous contracts of EUR 24 million (2019: EUR 0 million), reflecting non-cancellable commitments on supplies for which no future demand or alternative usage has been identified, primarily caused by volatility in demand due to COVID-19. For more details reference is made to COVID-19.
  provisions for employee jubilee funds EUR 92 million (2019: EUR 82 million);
  self-insurance provisions of EUR 45 million (2019: EUR 47 million);
  provisions for decommissioning costs of EUR 30 million (2019: EUR 33 million);
  provisions for rights of return of EUR 36 million (2019: EUR 40 million);
  the releases in 2018, 2019 and 2020 are due to the reassessment of the positions in other provisions throughout the year;
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

21Post-employment benefits

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

Philips Group

Post-employment benefits

in millions of EUR

	United States		Germany		Other Countries		Total
	2019	2020	2019	2020	2019	2020	2019	2020
Present value of funded DBO	(1,738)	(568)	(630)	(649)	(317)	(304)	(2,684)	(1,521)
Present value of unfunded DBO	(148)	(141)	(351)	(344)	(166)	(147)	(666)	(633)
Total present value of DBO	(1,886)	(709)	(981)	(993)	(484)	(451)	(3,350)	(2,153)
Fair value of plan assets	1,743	613	524	543	259	247	2,526	1,403
Net balance sheet position	(143)	(95)	(457)	(450)	(224)	(205)	(824)	(750)

The significant decrease in the present value of funded DBO in the United States in 2020 is a result of a partial settlement which is described in more detail below.

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

In continued efforts to de-risk the company’s existing and ongoing DB pension plans, the company executed a lump-sum window and annuity purchase program during 2020 regarding the US funded pension plan. Both events have been recognized as a settlement with a combined loss of EUR 21 million in 2020.

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

Company pension commitments in Germany are partly protected against employer bankruptcy via the “Pensions-Sicherungs-Verein” which charges a fee to all German companies providing pension promises.

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

The company has an active de-risking strategy in which it constantly looks for opportunities to reduce the risks associated with its DB plans. Liability-driven investment strategies, lump sum cash-out options, buy-ins, buy-outs and a change to DC are examples of the strategy. The lump-sum window and cash-out and annuity-purchase program in the US pension plan in 2020 as mentioned above are examples of that strategy.

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

Philips Group

Pre-tax costs for post-employment benefits

in millions of EUR

	2018	2019	2020
Defined-benefit plans	46	56	74
- included in income from operations	23	34	61
- included in financial expense	23	22	13
- included in Discontinued operations
Defined-contribution plans	327	346	366
- included in income from operations	327	346	366
- included in Discontinued operations
Post-employment benefits costs	374	401	440

Summary of the reconciliations for the DBO and plan assets

The adjacent tables contain the reconciliations for the DBO and plan assets.

Philips Group

Defined-benefit obligations

in millions of EUR

	2019	2020
Balance as of January 1	2,998	3,350
Service cost	36	39
Interest cost	99	71
Employee contributions	12	15
Actuarial (gains) / losses
- demographic assumptions	(52)	16
- financial assumptions	304	163
- experience adjustment	29	39
(Negative) past service cost	-	2
Settlements	(5)	(1,185)
Benefits paid from plan	(159)	(221)
Benefits paid directly by employer	(41)	(35)
Translation differences and other	130	(100)
Balance as of December 31	3,350	2,153

Philips Group

Plan assets

in millions of EUR

	2019	2020
Balance as of January 1	2,164	2,526
Interest income on plan assets	77	58
Admin expenses paid	(1)	(1)
Return on plan assets excluding interest income	305	268
Employee contributions	12	15
Employer contributions	28	34
Settlements	(1)	(1,205)
Benefits paid from plan	(159)	(221)
Translation differences and other	103	(71)
Balance as of December 31	2,526	1,403

Plan assets allocation

The asset allocation in the company’s DB plans at December 31 was as follows:

Philips Group

Plan assets allocation

in millions of EUR

	2019	2020
Assets quoted in active markets
- Debt securities	1,476	782
- Equity securities
- Other	209	175

Assets not quoted in active markets
- Debt securities	9	7
- Equity securities	473	133
- Other	359	307
Total assets	2,526	1,403

The plan assets in 2020 contain 32% (2019: 33%) unquoted plan assets. Plan assets in 2020 do not include property occupied by or financial instruments issued by the company.

Assumptions

The mortality tables used for the company’s largest DB plans are:

US: PRI-2012 Generational with MP2020 improvement scale + white collar adjustment
Germany: Heubeck-Richttafeln 2018 Generational

The weighted averages of the assumptions used to calculate the DBO as of December 31 were as follows:

Philips Group

Assumptions used for defined-benefit obligations in the United States, Germany and the rest of the world in %

	US		Germany		Other		Total
	2019	2020	2019	2020	2019	2020	2019	2020
Discount rate	3.1%	2.3%	0.8%	0.6%	2.6%	2.2%	2.4%	1.5%
Inflation rate	2.0%	2.0%	1.8%	1.6%	1.9%	1.7%	1.9%	1.7%
Salary increase	0.0%	0.0%	2.5%	2.5%	2.8%	2.7%	2.6%	2.5%

Sensitivity analysis

The following table illustrates the approximate impact on the DBO from movements in key assumptions. The DBO was recalculated using a change in the assumptions of 1% which overall is considered a reasonably possible change. The impact on the DBO because of changes in discount rate is normally accompanied by offsetting movements in plan assets, especially when using matching strategies.

The average duration of the DBO of the DB plans is 12 years (US: 12, DE: 11 and Other: 10) as per 31 December 2020 (2019: 11 years).

Philips Group

Sensitivity of key assumptions

in millions of EUR

	2019	2020
Increase
Discount rate (1% movement)	(340)	(226)
Inflation rate (1% movement)	113	86
Salary increase (1% movement)	23	16
Longevity1)	90	51
Decrease
Discount rate (1% movement)	401	265
Inflation rate (1% movement)	(107)	(78)
Salary increase (1% movement)	(22)	(19)
1)The mortality table (i.e. longevity) also impacts the DBO. The above sensitivity table illustrates the impact on the DBO of a further 10% decrease in the assumed rates of mortality for the company’s major plans. A 10% decrease in assumed mortality rates equals improvement of life expectancy by 0.5 - 1 year.

Cash flows and costs in 2021

The company expects considerable cash outflows in relation to post-employment benefits which are estimated to amount to EUR 429 million in 2021, consisting of:

  EUR 30 million employer contributions to funded DB plans (US: EUR 0 million, DE: EUR 15 million, Other: EUR 15 million);
  EUR 38 million cash outflows in relation to unfunded DB plans (US: EUR 9 million, DE: EUR 19 million, Other: EUR 10 million); and
  EUR 361 million employer contributions to DC plans (NL: EUR 189 million, US: EUR 122 million, Other: EUR 50 million).

The service and administration cost for 2021 is expected to amount to EUR 42 million for DB plans. The net interest cost for 2021 for the DB plans is expected to amount to EUR 8 million. The cost for DC pension plans in 2021 is equal to the expected DC cash flow.

22Accrued liabilities

Accrued liabilities are summarized as follows:

Philips Group

Accrued liabilities

in millions of EUR

	2019	2020
Personnel-related costs:
- Salaries and wages	554	614
- Accrued holiday entitlements	118	124
- Other personnel-related costs	66	78
Fixed-asset-related costs:
- Gas, water, electricity, rent and other	24	21
Communication and IT costs	48	64
Distribution costs	115	93
Sales-related costs:
- Commission payable	8	10
- Advertising and marketing-related costs	186	197
- Other sales-related costs	25	20
Material-related costs	106	103
Interest-related accruals	38	52
Other accrued liabilities	343	302
Accrued liabilities	1,632	1,678

23Other liabilities

Other non-current liabilities

Non-current liabilities were EUR 74 million at December 31, 2020 (December 31, 2019: EUR 71 million).

Non-current liabilities are associated mainly with indemnification and non-current accruals.

Other current liabilities

Other current liabilities are summarized as follows:

Philips Group

Other current liabilities

in millions of EUR

	2019	2020
Accrued customer rebates that cannot be offset with accounts receivables for those customers	427	412
Other taxes including social security premiums	241	253
Other liabilities	188	119
Other current liabilities	856	785

The other liabilities per December 31, 2019 include reclassifications from litigation provisions to liabilities due to settlements reached. As per December 31, 2020 no material reclassification of such kind occurred. For more details reference is made to Litigation provisions in Provisions and to Legal proceedings in Contingent assets and liabilities.

Contract liabilities

Non-current contract liabilities were EUR 403 million at December 31, 2020 (December 31, 2019: EUR 348 million) and current contract liabilities were EUR 1,239 million at December 31, 2020 (December 31, 2019: EUR 1,170 million).

The current contract liabilities increased with EUR 70 million. The year-on-year change is mainly driven by increase in deferred balance for customer service contracts.

The current contract liabilities as per December 31, 2019 resulted in revenue recognized of EUR 1,170 million in 2020.

24Cash flow statement supplementary information

Cash paid for leases

In 2020, gross lease payments of EUR 325 million (2019: EUR 281 million) included interest of EUR 29 million (2019: EUR 26 million).

Net cash used for derivatives and current financial assets

In 2020, a total of EUR 13 million cash was paid with respect to foreign exchange derivative contracts related to activities for liquidity management and funding (2019: EUR 166 million outflow; 2018: EUR 177 million outflow).

Purchase and proceeds from non-current financial assets

In 2020, the net cash outflow of EUR 66 million was mainly the cash outflow due to investment in DC Health amounting to EUR 45 million in China.

In 2019, the net cash inflow of EUR 99 million was mainly due to the sale of the company's investment in Corindus Vascular Robotics and other stakes, partly offset by an outflow due to capital contributions into investment funds.

In 2018, the net cash inflow of EUR 43 million was mainly due to  inflows from the repayment of loans receivable, the sale of stakes and capital distributions from investment funds, partly offset by an outflow due to capital contributions into investment funds.

Philips Group

Reconciliation of liabilities arising from financing activities

in millions of EUR

	Balance as of Dec. 31, 2019	Cash flow	Currency effects and consolidation changes	Other1)	Balance as of Dec. 31, 2020
Long term debt2)	5,355	767	(180)	916	6,857
USD bonds	1,328		(117)		1,210
EUR bonds	2,234	991		3	3,229
Bank borrowings	206		(2)		205
Other long-term debt	17	(1)		1	16
Leases	1,381	(223)	(61)	119	1,216
Forward contracts3)	188			793	982
Short term debt2)	92	16	(32)		76
Short-term bank borrowings	92	15	(32)		76
Other short-term loans		1			1
Forward contracts3)
Equity	(390)	(300)		(491)	(1,181)
Dividend payable		(2)		2
Forward contracts3)	(188)			(793)	(982)
Treasury shares	(201)	(298)		299	(199)
Total		483
1)Besides non-cash, other includes interest paid on leases, which is part of cash flows from operating activities2)Long-term debt includes the current portion of long-term debt, and short-term debt excludes the current portion of long-term debt.3)The forward contracts are related to the share buyback program and LTI plans

Philips Group

Reconciliation of liabilities arising from financing activities

in millions of EUR

	Balance as of Dec. 31, 2018	Cash flow	Currency effects and consolidation changes	Other1)	Balance as of Dec. 31, 2019
Long term debt2)	4,657	86	37	575	5,355
USD bonds	1,303		25		1,328
EUR bonds	1,988	244		2	2,234
Bank borrowings	211	(5)			206
Other long-term debt	18	(1)			17
Leases	330	(152)	12	132	322
IFRS 16 new lease recognition2)				1,059	1,059
Forward contracts3)	807			(618)	188
Short term debt2)	164	23	(7)	(88)	92
Short-term bank borrowings	76	23	(7)		92
Other short-term loans
Forward contracts3)	88			(88)
Equity	(1,293)	(1,774)		2,677	(390)
Dividend payable		(456)		456
Forward contracts3)	(894)			706	(188)
Treasury shares	(399)	(1,318)		1,516	(201)
Total		(1,665)
1)Besides non-cash, other includes interest paid on finance leases, which is part of cash flows from operating activities2)In the 2019 opening balance sheet, EUR 803 million of lease liabilities were recognized due to the implementation of IFRS 16. 3)The forward contracts are related to the share buyback program and LTI plans

25Contingent assets and liabilities

Contingent assets

As per December 31, 2020, the company had no material contingent assets.

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. The total fair value of guarantees recognized on the balance sheet amounts to EUR nil million for both 2019 and 2020. Remaining off-balance-sheet business related guarantees on behalf of third parties and associates decreased by EUR 5 million during 2020 to EUR 16 million (December 31, 2019: EUR 21 million).

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

Civil Litigation
Cathode Ray Tubes (CRT)

Following the public investigations into alleged anticompetitive activities in the Cathode Ray Tubes industry that began in 2007 and which resulted in a EUR 509 million fine against the company from the European Commission in December 2012, certain Philips Group companies were named as defendants in numerous (class action) lawsuits in the United States, Canada, Germany, the Netherlands, Denmark, the United Kingdom, Turkey, and Israel. Plaintiffs in these cases varied from classes of indirect and direct purchasers, state attorneys general, electronics retailers and TV and monitor manufacturers.

By the end of 2020, settlements have been reached in most of these cases. Litigation is still pending or threatened in relation to: (i) the revised US indirect purchaser class settlement which received approval from the District Court for the Northern District of California in July 2020 but is still subject to appeal, (ii) potential claims that may still be filed by certain objectors to the original US indirect purchaser class settlement (iii) a claim filed by the state attorney general for Puerto Rico, (iv) a claim filed by a monitor manufacturer in the UK, (v) a claim filed by three Brazilian TV manufacturers in the Netherlands, (vi) a consumer class action in Israel and (vii) a consumer action in the Netherlands.

In all cases, the same substantive allegations about anticompetitive activities in the CRT industry are made and damages are sought. Despite prior settlements, the company has concluded that due to the specific circumstances in the cases that settled, and the particularities and considerable uncertainty associated with the remaining matters, based on current knowledge, potential losses cannot be reliably estimated with respect to some of the matters that are still pending.

In 2019, the company was served with a claim filed by LG Electronics (LGE) in the Seoul Central District Court. LGE claims restitution of approximately EUR 210 million, representing a portion of the fine that LGE paid to the European Commission relating to the joint venture LG. Philips Displays for which LGE and the company were jointly and severally liable. LGE alleges that based on the manner in which the fine was calculated, the company should have paid proportionally more than it currently has. In November 2020, the Seoul Central District Court dismissed LGE’s case. LGE has appealed the decision.

Public Investigations

In July 2018, the company was informed that the public prosecution service in Rio de Janeiro and the Brazilian antitrust authority CADE were conducting an investigation into tender irregularities in the medical device industry in Brazil. Philips was one of a number of companies involved in the investigation. After conducting an internal investigation into the matter focusing on certain transactions that took place before 2011, the company reached a leniency agreement with the Brazilian public prosecution service in 2020 under which the company agreed to pay EUR 9.7 million. The investigation by CADE is ongoing.

In respect of the investigation in Brazil, the company also received inquiries from the US Securities and Exchange Commission (SEC) and US Department of Justice (DoJ). In addition, starting in June 2019, the company has engaged in discussions with and provided information to the SEC and DoJ regarding tender irregularities in the medical device industry in certain other jurisdictions. These interactions are ongoing and focus primarily on a number of compliance findings that the company is addressing in China and Bulgaria.

Given the uncertain nature of the relevant events and potential obligations, and based on current knowledge, the financial effect, if any, cannot be reliably estimated. The outcome of the uncertain events could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

Miscellaneous

For details on other contractual obligations, please refer to liquidity risk in Details of treasury and other financial risks.

26Related-party transactions

In the normal course of business, Philips purchases and sells goods and services from/to various related parties in which Philips typically holds between 20% and 50% equity interest and has significant influence. These transactions are generally conducted with terms comparable to transactions with third parties.

Philips Group

Related-party transactions

in millions of EUR

	2018	2019	2020
Sales of goods and services	232	158	204
Purchases of goods and services	67	53	57
Receivables from related parties	28	32	37
Payables to related parties	1	2	1

In the table above, sales transactions between Philips and PMC are included amounting to EUR 191 million in 2020 (2019: EUR 150 million; 2018: EUR 154 million), under which PMC has leased the equipment to the ultimate customer. In addition to the table above, as part of its S&RC operations in the US, Philips Medical Capital LLC funded durable medical equipment (DMEs) providers, through loans and leases. PMC-funded transactions these DMEs entered into with Philips amount to EUR 243 million in 2020 (2019: EUR 235 million; 2018: EUR 177 million). The associated costs of these funding transactions are borne by the ultimate customer and settled directly with Philips Medical Capital LLC.

Philips Medical Capital LLC, a Pennsylvania limited liability company, is owned 60% by De Lage Landen Financial Services, Inc. (DLL) and 40% by Philips Electronics North America Corporation (Philips).

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

27Share-based compensation

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

Since 2013 the Board of Management and other members of the Executive Committee are only granted performance shares*). Performance shares as well as restricted shares can be granted to executives, certain selected employees and new employees. Prior to 2013 options were also granted.

Under the terms of employee stock purchase plans established by the company in various countries, employees are eligible to purchase a limited number of Philips shares at discounted prices through payroll withholdings.

Share-based compensation costs were EUR 121 million (2019: EUR 105 million; 2018: EUR 102 million). This includes the employee stock purchase plan of EUR 6 million, which is not a share-based compensation that affects equity. In the Consolidated statements of changes in equity EUR 116 million is recognized in 2020 and represent the costs of the share-based compensation plans. The amount recognized as an expense is adjusted for forfeiture. USD-denominated performance shares, restricted shares and options are granted to employees in the United States only.

Performance shares

The performance is measured over a three-year performance period. The performance shares granted in 2019 and 2018 have two performance conditions, relative Total Shareholders’ Return ('TSR') compared to a peer group of 20 companies including Philips (2019: 20 companies, 2018; 20 companies) and adjusted Earnings Per Share growth ('EPS'). For performance shares granted in 2020 an additional non-financial criterion was added around sustainability. The introduction of the sustainability criterion reflects a further alignment of the remuneration package for the Board of Management with Philips‘ mission, vision and aim to act as a responsible member of society. The criterion is based on three Sustainable Development Goals ('SDG') as defined by the United Nations that are included in Philips’ strategy on sustainability (refer to Environment, Social and Governance).

The performance shares vest three years after the grant date. The number of performance shares that will vest is dependent on achieving the performance conditions provided that the grantee is still employed with the company. For the performance shares with a grant date in 2019 or 2018 the two financial conditions, TSR and EPS, are equally weighted, while for the performance shares with a grant date in 2020 the TSR is weighted 50%, EPS 40% and SDG 10%.

The amount recognized as an expense is adjusted for actual performance of adjusted EPS growth and the actual realization of the SDGs since these are non-market performance conditions. It is not adjusted for non-vesting or extra vesting of performance shares due to a relative TSR performance that differs from the performance anticipated at the grant date, since this is a market-based performance condition.

The fair value of the performance shares is measured based on Monte-Carlo simulation, which takes into account dividend payments between the grant date and the vesting date by including reinvested dividends as well as the market conditions expected to impact relative Total Shareholders’ Return performance in relation to selected peers. The following weighted-average assumptions were used for the 2020 grants:

  Risk-free rate: (0.74)%
  Expected share price volatility: 25%

The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectation of future developments for other purposes. The company has based its volatility assumptions on historical experience measured over a ten-year period.

A summary of the status of the company’s performance share plans as of December 31, 2020 and changes during the year are presented below:

Philips Group

Performance shares

	shares	weighted average grant-date fair value
EUR-denominated
Outstanding at January 1, 2020	3,460,802	39.32
Granted	1,201,093	44.30
Notional dividends1)	70,865	41.27
Vested/Issued	1,525,520	38.20
Forfeited	223,040	40.13
Adjusted quantity2)	561,111	38.30
Outstanding at December 31, 2020	3,545,312	41.31

USD-denominated
Outstanding at January 1, 2020	2,213,962	45.06
Granted	892,939	48.26
Notional dividends1)	48,548	46.99
Vested/Issued	929,676	41.68
Forfeited	159,526	46.52
Adjusted quantity2)	346,520	42.34
Outstanding at December 31, 2020	2,412,767	47.10
1)Dividend declared in 2020 on outstanding shares.2)Adjusted quantity includes the adjustments made to Performance shares outstanding due to updates on the actual and expected EPS.

At December 31, 2020, a total of EUR 116 million of unrecognized compensation costs relate to non-vested performance shares (at December 31, 2019 EUR 106 million; at December 31, 2018 EUR 111 million). These costs are expected to be recognized over a weighted-average period of 1.84 years.

Restricted shares

The fair value of restricted shares is equal to the share price at grant date. The Company issues restricted shares that, in general, have a 3 year cliff-vesting period provided that the grantee is still employed with the company.

A summary of the status of the Company’s restricted shares as of December 31, 2020 and changes during the year are presented below:

Philips Group

Restricted shares

	shares	weighted average grant-date fair value
EUR-denominated
Outstanding at January 1, 2020	1,866,864	34.63
Granted	681,614	38.06
Notional dividends1)	36,632	36.71
Vested/Issued	654,018	31.25
Forfeited	117,707	35.19
Outstanding at December 31, 2020	1,813,385	36.20

USD-denominated
Outstanding at January 1, 2020	1,731,978	38.22
Granted	620,540	41.60
Notional dividends1)	33,916	42.50
Vested/Issued	609,915	34.55
Forfeited	126,672	40.09
Outstanding at December 31, 2020	1,649,847	41.14
1)Dividend declared in 2020 on outstanding shares.

At December 31, 2020, a total of EUR 62 million of unrecognized compensation costs relate to non-vested restricted shares (at December 31, 2019 EUR 59 million; at December 31, 2018 EUR 59 million). These costs are expected to be recognized over a weighted-average period of 1.84 years.

Option plans

The Company granted options that expire after ten years. These options vest after three years, provided that the grantee is still employed with the company. All outstanding options have vested as of December 31, 2020.

The following tables summarize information about the Company’s options as of December 31, 2020 and changes during the year:

Philips Group

Options on EUR-denominated listed share

	options	weighted average exercise price
Outstanding at January 1, 2020	934,707	19.14
Exercised	408,727	21.20
Expired	34,066	23.94
Outstanding at December 31, 2020	491,914	17.10

Exercisable at December 31, 2020	491,914	17.10

The exercise prices range from EUR 14.82 to EUR 24.9. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2020, was 0.9 years. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2020, was EUR 13 million.

The total intrinsic value of options exercised during 2020 was EUR 9 million (2019: EUR 13 million, 2018: EUR 15 million).

Philips Group

Options on USD-denominated listed share

	options	weighted average exercise price
Outstanding at January 1, 2020	928,975	26.26
Exercised	478,798	27.73
Expired	63,000	30.16
Outstanding at December 31, 2020	387,177	23.72

Exercisable at December 31, 2020	387,177	23.72

The exercise prices range from USD 19.50 to USD 33.51. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2020, was 0.9 years. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2020, was USD 12 million.

The total intrinsic value of options exercised during 2020 was USD 11 million (2019; USD 11 million, 2018: USD 16 million).

At December 31, 2020 there were no unrecognized compensation costs related to outstanding options. Cash received from exercises under the Company’s option plans amounted to EUR 21 million in 2020 (2019: EUR 28 million, 2018: EUR 57 million), The actual tax deductions realized as a result of USD option exercises totaled approximately EUR 3 million in 2020 (2019: EUR 2 million, 2018: EUR 3 million).

The outstanding options as of December 31, 2020 are categorized in exercise price ranges as follows:

Philips Group

Outstanding options

in millions of EUR unless otherwise stated

	options	intrinsic value in millions	weighted average remaining contractual term
EUR-denominated
10-15	297,269	8.6	1.3
15-20	14,961	0.4	1.2
20-25	179,684	4.1	0.3
Outstanding options	491,914	13.1	0.9

USD-denominated
15-20	221,065	7.7	1.3
20-25	6,300	0.2	1.3
25-30	155,462	3.8	0.3
30-35	4,350	0.1	1.4
Outstanding options	387,177	11.8	0.9

The aggregate intrinsic value in the tables and text above represents the total pre-tax intrinsic value (the difference between the Company’s closing share price on the last trading day of 2020 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2020.

The following table summarizes information about the Company’s Accelerate! options as of December 31, 2020 and changes during the year:

Philips Group

Accelerate! options

	options	weighted average exercise price
EUR-denominated
Outstanding at January 1, 2020	220,200	17.04
Exercised	57,000	15.24
Outstanding at December 31, 2020	163,200	17.66

Exercisable at December 31, 2020	163,200	17.66

USD-denominated
Outstanding at January 1, 2020	75,000	20.02
Exercised	32,200	20.02
Expired	5,000	20.02
Outstanding at December 31, 2020	37,800	20.02

Exercisable at December 31, 2020	37,800	20.02

The exercise prices of the Accelerate! options are EUR 15.24 and EUR 22.43 for EUR-denominated options and is USD 20.02 for USD-denominated options. The weighted average remaining contractual term for EUR-denominated Accelerate! options outstanding and exercisable at December 31, 2020 was 1.4 years. The weighted average remaining contractual term for USD-Accelerate! options outstanding and exercisable at December 31, 2020 was 1.1 years. The aggregate intrinsic value of the EUR-denominated Accelerate! options outstanding and exercisable at December 31, 2020, was EUR 4.3 million. The aggregate intrinsic value of the USD-denominated Accelerate! options outstanding and exercisable at December 31, 2020 was USD 1.3 million.

The total intrinsic value of Accelerate! options exercised during 2020 was EUR 1.6 million for EUR-denominated options (2019: EUR 2 million, 2018: EUR 4 million) and USD 0.9 million for USD-denominated options (2019: USD 1 million, 2018: USD 1 million).

Cash received from exercises for EUR-denominated and USD-denominated Accelerate! options amounted to EUR 1.4 million in 2020 (2019: EUR 2 million, 2018: EUR 4 million). The actual tax deductions realized as a result of Accelerate! USD options exercises totaled approximately EUR 0.1 million in 2020 (2019: EUR 0.2 million, 2018: EUR 0.2 million).

*)Executive Committee members can receive restricted share rights as a sign-on LTI awards upon hiring.
28Information on remuneration

Remuneration of the Executive Committee

In 2020, the total remuneration costs relating to the members of the Executive Committee (consisting of 15 members, including the members of the Board of Management) amounted to EUR 33.2 million (2019: EUR 30.0 million; 2018: EUR 26.8 million) consisting of the elements in the following table.

Philips Group

Remuneration costs of the Executive Committee1)

in EUR

	2018	2019	2020
Base salary/Base compensation	8,370,406	9,241,364	9,299,794
Annual incentive2)	5,651,996	5,566,763	6,726,768
Performance shares3)4)	8,896,369	11,143,320	13,153,975
Restricted share rights3)	492,237	168,404	288,372
Pension allowances5)	1,919,839	2,076,834	2,054,570
Pension scheme costs	411,028	440,003	382,513
Other compensation6)	1,013,128	1,331,990	1,264,908
Total	26,755,003	29,968,678	33,170,901
1)The Executive Committee consisted of 15 members as per December 31, 2020 (2019: 14 members; 2018: 13 members)2)The annual incentives are related to the performance in the year reported which are paid out in the subsequent year.3)Costs of performance shares and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of performance shares at the vesting/release date4)For 2020, a release of EUR 554,437 (2019: EUR 0; 2018: EUR 1,740,520) is included due to non-vesting of performance shares5)Pension allowances are gross taxable allowances paid to the Executive Committee members in the Netherlands. These allowances are part of the pension arrangement6)The stated amounts mainly concern (share of) allowances to members of the Executive Committee that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated

At December 31, 2020, the members of the Executive Committee (including the members of the Board of Management) held 193,300 (2019: 291,520; 2018: 333,670) stock options at a weighted average exercise price of EUR 17.31 (2019: EUR 18.61; 2018: EUR 18.99).

Remuneration of the Board of Management

In 2020, the total remuneration costs relating to the members of the Board of Management amounted to EUR 11.4 million (2019: EUR 9.7 million; 2018: EUR 9.8 million), see table below.

Philips Group

Remuneration costs of individual members of the Board of Management in EUR

	base compensation/salary	annual incentive1)	performance shares2)	restricted share rights2)	pension allowances3)	pension scheme costs	other compensation	total costs
2020
F.A. van Houten	1,325,000	1,298,500	2,874,467	-	565,922	27,001	62,176	6,153,067
A. Bhattacharya	785,000	596,600	1,295,996	-	233,126	27,001	70,267	3,007,990
M.J. van Ginneken	580,000	437,920	952,453	-	158,800	27,001	46,986	2,203,160
	2,690,000	2,333,020	5,122,916	-	957,849	81,004	179,428	11,364,217

2019
F.A. van Houten	1,295,000	1,091,800	2,235,166	-	559,052	26,380	52,713	5,260,111
A. Bhattacharya	770,000	517,472	995,483	-	230,006	26,380	63,265	2,602,606
M.J. van Ginneken	571,250	335,685	713,815	-	171,018	26,380	38,278	1,856,426
	2,636,250	1,944,957	3,944,464	-	960,076	79,140	154,256	9,719,143
2018
F.A. van Houten	1,205,000	1,264,286	2,319,460	588	537,181	25,708	39,042	5,391,265
A. Bhattacharya	718,750	637,536	942,220	129	217,823	25,708	53,522	2,595,688
M.J. van Ginneken	557,500	362,611	711,806	66	168,210	25,708	35,299	1,861,200
	2,481,250	2,264,433	3,973,486	783	923,214	77,124	127,863	9,848,153
1)The annual incentives are related to the performance in the year reported which are paid out in the subsequent year. For more details on the annual incentives refer to 2020 Annual Incentive2)Costs of performance shares and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of performance shares at the vesting/release date3)The stated amounts mainly concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated.

For further information on remuneration costs, see Total remuneration costs in 2020.

The accumulated annual pension entitlements and the pension costs of individual members of the Board of Management are as follows:

Philips Group

Accumulated annual pension entitlements and pension-related costs in EUR unless otherwise stated

	age at December 31, 2020	accumulated annual pension as of December 31, 2020	total pension related costs
F.A. van Houten	60	329,412	592,924
A. Bhattacharya	59	33,307	260,128
M.J. van Ginneken	47	46,220	185,802
Pension costs			1,038,853

When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles. In 2020, no (additional) pension benefits were granted to former members of the Board of Management.

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 1.3 million (2019: EUR 1.2 million; 2018: 1.1 million). Former members received no remuneration.

The members of the Supervisory Board do not receive any share-based remuneration. Therefore, at December 31, 2020 the members of the Supervisory Board held no stock options, performance shares or restricted shares.

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration:

Philips Group

Remuneration of the Supervisory Board

in EUR

	membership	committees	other compensation1)	total
20202)
J. van der Veer	155,000	35,000	11,345	201,345
C.A. Poon	115,000	49,000	7,269	171,269
N. Dhawan	100,000	18,000	7,269	125,269
O. Gadiesh	100,000	14,000	2,269	116,269
D.E.I. Pyott	100,000	42,000	12,269	154,269
P.A.M. Stoffels	100,000	9,333	9,769	119,102
A.M. Harrison	100,000	14,000	2,269	116,269
M.E. Doherty	100,000	24,000	9,769	133,769
P. Löscher	66,667	21,333	1,513	89,513
F. Sijbesma	76,667	9,333	1,513	87,513
	1,013,333	236,000	65,254	1,314,587
20192)
J. van der Veer	155,000	35,000	7,000	197,000
C.A. Poon	115,000	50,167	22,000	187,167
H.N.F.M. von Prondzynski	33,333	16,333	5,667	55,333
J.P. Tai	25,000	10,250	5,500	40,750
N. Dhawan	100,000	18,000	27,000	145,000
O. Gadiesh	100,000	19,833	12,000	131,833
D.E.I. Pyott	100,000	41,500	17,000	158,500
P.A.M. Stoffels	100,000	-	14,500	114,500
A.M. Harrison	100,000	9,333	12,000	121,333
M.E. Doherty	41,667	1,500	8,333	51,500
	870,000	201,917	131,000	1,202,917
20182)
J. van der Veer	140,000	27,500	12,000	179,500
C.A. Poon	96,250	36,625	22,000	154,875
H.N.F.M. von Prondzynski	85,000	36,625	14,500	136,125
J.P. Tai	85,000	34,625	22,000	141,625
N. Dhawan	85,000	14,250	24,500	123,750
O. Gadiesh	85,000	14,250	22,000	121,250
D.E.I. Pyott	85,000	25,250	32,000	142,250
P.A.M. Stoffels	38,333	-	8,333	46,667
A.M. Harrison	31,667	-	10,667	42,333
	731,250	189,125	168,000	1,088,375
1)The amounts mentioned under other compensation relate to the fee for intercontinental travel, inter-European travel, the entitlement of EUR 2,000 under the Philips product arrangement and the annual fixed net expense allowance.2)As of 2013, part of the remuneration of members of the Supervisory Board living in the Netherlands is subject to VAT. The amounts mentioned in this table are excluding VAT

Supervisory Board members’ and Board of Management members’ interests in Philips shares

Members of the Supervisory Board and of the Executive Committee are prohibited from writing call and put options or similar derivatives of Philips securities.

Philips Group

Shares held by Board members1)2)

in number of shares

	December 31, 2019	December 31, 2020
J. van der Veer	18,366	18,738
F.A. van Houten	347,565	424,029
A. Bhattacharya	90,083	123,077
M.J. van Ginneken	67,600	88,996
1)Reference date for board membership is December 31, 2020. 2)The total shares held by the members of the Board of Management is less than 1% of the company's issued share capital.

29Fair value of financial assets and liabilities

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

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not carried at fair value is not included if the carrying amount is a reasonable approximation of fair value. As reflected in the following table, equity instruments carried at FVTOCI were designated as such upon the adoption of IFRS 9 and upon initial measurement of new equity instruments. Remaining financial assets are mandatorily classified as FVTPL or FVTOCI.

Philips Group

Fair value of financial assets and liabilities

in millions of EUR

2020

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Financial assets
Carried at fair value:
Debt instruments	207	207			207
Equity instruments	5	5	5
Other financial assets	36	36		30	5
Financial assets carried at FVTPL	248	248	5	30	212
Debt instruments	27	27		27
Equity instruments	119	119	12		107
Current financial assets	-	-
Receivables - current	91	91			91
Financial assets carried at FVTOCI	237	237	12	27	198
Derivative financial instruments	111	111		111
Financial assets carried at fair value	596	596	17	168	411

Carried at (amortized) cost:
Cash and cash equivalents	3,226
Loans and receivables:
Current loans receivables	-
Other non-current loans and receivables	37
Receivables - current	4,065
Receivables - non-current	230
Financial assets carried at (amortized) cost	7,558
Total financial assets	8,154

Financial liabilities
Carried at fair value:
Contingent consideration	(318)	(318)			(318)
Financial liabilities carried at FVTP&L	(318)	(318)			(318)
Derivative financial instruments	(163)	(163)		(163)
Financial liabilities carried at fair value	(481)	(481)		(163)	(318)

Carried at (amortized) cost:
Accounts payable	(2,119)
Interest accrual	(52)
Debt (Corporate bonds and leases)	(5,655)	(6,431)	(5,216)	(1,216)
Debt (excluding corporate bonds and leases)	(1,279)
Financial liabilities carried at (amortized) cost	(9,104)
Total financial liabilities	(9,585)
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

Philips Group

Fair value of financial assets and liabilities

in millions of EUR

2019

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Financial assets
Carried at fair value:
Debt instruments	92	92			92
Equity instruments	7	7	7
Other financial assets	37	37		31	6
Financial assets carried at FVTPL	136	136	7	31	98
Debt instruments	28	28		27	-
Equity instruments	45	45	8		37
Current financial assets	-	-
Receivables - current	77	77			77
Financial assets carried at FVTOCI	150	150	8	27	114
Derivative financial instruments	39	39		39
Financial assets carried at fair value	324	324	15	97	212

Carried at (amortized) cost:
Cash and cash equivalents	1,425
Loans and receivables:
Current loans receivables	1
Other non-current loans and receivables	40
Receivables - current	4,476
Receivables - non-current	178
Financial assets carried at (amortized) cost	6,121
Total financial assets	6,445

Financial liabilities
Carried at fair value:
Contingent consideration	(354)	(354)			(354)
Financial liabilities carried at FVTP&L	(354)	(354)			(354)
Derivative financial instruments	(191)	(191)		(191)
Financial liabilities carried at fair value	(544)	(544)		(191)	(354)

Carried at (amortized) cost:
Accounts payable	(2,089)
Interest accrual	(38)
Debt (Corporate bonds and finance leases)	(4,943)	(5,500)	(4,119)	(1,381)
Debt (excluding corporate bonds and finance leases)	(504)
Financial liabilities carried at (amortized) cost	(7,574)
Total financial liabilities	(8,118)
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

As part of the EPD acquisition Philips may be required to pay additional consideration to former shareholders if specified future events occur or conditions are met, such as the achievement of certain regulatory milestones or the achievement of certain commercial milestones. The fair value of this contingent consideration provision was determined using a probability-weighted and a risk-adjusted approach to estimate the achievement of future regulatory and commercial milestones, respectively. The discount rates used in the risk-adjusted approach are ranging from 7 to 9 percent and reflect the inherent risk related to achieving the commercial milestones. Both regulatory and commercial milestones are discounted for the time value of money at risk-free rates. The fair value measurement is based on management’s estimates and assumptions and hence classified as Level 3 in the fair value hierarchy. For further information on this and other contingent consideration provisions (refer to Provisions)

A sensitivity analysis of the EPD contingent consideration provision at December 31, 2020 shows that if the probabilities of success for regulatory milestones are increased by 10 percentage points, with all other variables (including foreign exchange rates) held constant, the fair value of the provision would increase by approximately 9%. Similarly, a decrease in the probabilities of success for regulatory milestones by 10 percentage points would reduce the fair value by approximately 10%. If the discount rates for commercial milestones were to increase instantaneously by 100 basis points from the assumption at December 31, 2020, with all other variables (including foreign exchange rates) held constant, the fair value of the provision would decrease by approximately 3%, while a decrease in the discount rates of 100 basis points would increase the fair value by approximately 4%.

As a result of the uncertainty associated with the nature of the COVID-19 pandemic, the company includes various scenarios in the business forecasting process and the most reasonable and supportable assumptions that represent management’s best estimate is used as basis for the fair values calculation of contingent considerations. While determining assumptions on COVID-19 recovery, management considered external factors including COVID-19 spread by country, specific dynamics, other macroeconomic conditions as well as Philips specific assumptions, including expected customer capex spend and business market growth. Philips considered multiple scenarios for each business that included high, mid and low COVID recovery scenarios. The high recovery scenario suggests a more rapid recovery, while the low scenario suggests a more prolonged recovery over several years. The mid scenario suggests short-term COVID-19 impacts with expected market recovery earlier than the low scenario. For the determination of the fair value of contingent considerations Philips generally utilized the high recovery scenario. A reasonably prolonged recovery would not materially affect the fair value of the contingent consideration liability. Refer to COVID-19 for further detail on COVID-19 considerations.

The table below shows the reconciliation from the beginning balance to the end balance for Level 3 fair value measurements.

Philips Group

Reconciliation of Level 3 fair value measurements

in millions of EUR

	Financial assets	Financial liabilities
Balance at January 1, 2020	212	354
Acquisitions		70
Purchase	127
Sales	(60)
Utilizations		(15)
Recognized in profit and loss:
other business income		(93)
financial income and expenses1)	129	6
Recognized in other comprehensive income2)	(8)	(6)
Receivables held to collect and sell	11
Balance at December 31, 2020	411	318
1)Refer to Financial income and expenses for details. 2)Includes translation differences

Philips Group

Reconciliation of Level 3 fair value measurements

in millions of EUR

	Financial assets	Financial liabilities
Balance at January 1, 2019	255	409
Acquisitions		6
Purchase	54
Sales	(24)
Utilizations		(44)
Recognized in profit and loss:
other business income		(35)
financial income and expenses	2	14
Recognized in other comprehensive income1)	(120)	4
Receivables held to collect and sell	46
Balance at December 31, 2019	212	354
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

Philips Group

Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements

in millions of EUR

	2019	2020
Derivatives
Gross amounts of recognized financial assets	39	111
Gross amounts of recognized financial liabilities offset in the balance sheet
Net amounts of financial assets presented in the balance sheet	39	111

Related amounts not offset in the balance sheet
Financial instruments	(33)	(55)
Cash collateral received
Net amount	6	57

Philips Group

Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements

in millions of EUR

	2019	2020
Derivatives
Gross amounts of recognized financial liabilities	(191)	(163)
Gross amounts of recognized financial assets offset in the balance sheet
Net amounts of financial liabilities presented in the balance sheet	(191)	(163)

Related amounts not offset in the balance sheet
Financial instruments	33	55
Cash collateral received
Net amount	(158)	(109)

30Details of treasury and other financial risks

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

The rating of the company’s debt by major rating agencies may improve or deteriorate. As a result, Philips’ future borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group. At December 31, 2020, Philips had EUR 3,226 million in cash and cash equivalents (2019: EUR 1,425 million), within which short-term deposits of EUR 1,983 million (2019: EUR 884 million). Cash and cash equivalents include all cash balances, money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. Philips pools cash from subsidiaries to the extent legally and economically feasible; cash not pooled remains available for the company’s operational or investment needs.

Philips faces cross-border foreign exchange controls and/or other legal restrictions in a few countries that could limit its ability to make these balances available on short notice for general use by the group.

Furthermore, Philips has a USD 2.5 billion Commercial Paper Programme and a EUR 1.0 billion committed revolving credit facility that can be used for general group purposes, such as a backstop for its Commercial Paper Programme. As of December 31, 2020, Philips did not have any amounts outstanding under any of these facilities. As per 9 March 2020, Philips has established a Euro Medium-Term Note (EMTN) program, a framework that facilitates the issuance of notes for a total amount up to EUR 10 billion of which two bonds have been issued in the year 2020 amounting to EUR 1 billion. A description of Philips’ credit facilities can be found in Debt.

In addition to cash and cash equivalents, at December 31, 2020, Philips also held EUR 17 million of listed (level 1) equity investments at fair value (classified as other non-current financial assets).

The table below presents a summary of the Group’s fixed contractual cash obligations and commitments at December 31, 2020. These amounts are an estimate of future payments which could change as a result of various factors such as a change in interest rates, foreign exchange, contractual provisions, as well as changes in our business strategy and needs. Therefore, the actual payments made in future periods may vary from those presented in the following table:

Philips Group

Contractual cash obligations1)2)

in millions of EUR

		payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt3)	7,430	1,015	876	1,365	4,174
Lease obligations	1,325	290	412	239	384
Short-term debt	76	76
Derivative liabilities	161	75	86
Purchase obligations4)	539	273	223	43
Trade and other payables	2,119	2,119
Contractual cash obligations	11,650	3,848	1,597	1,647	4,558
1)Amounts in this table are undiscounted2)This table excludes post-employment benefit plan contribution commitments and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement.3)Long-term debt includes interest and the current portion of long-term debt and excludes lease obligations.4)Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding for the Group. They specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. They do not include open purchase orders or other commitments which do not specify all significant terms.

Philips has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to these funds of an aggregated remaining amount of EUR 132 million (2019: EUR 61 million). As at December 31, 2020 capital contributions already made to these investment funds are recorded as non-current financial assets.

Philips offers voluntary supply chain finance programs with third parties which provide participating suppliers the opportunity to factor their trade receivables at the sole discretion of both the suppliers and the third parties. Philips continues to recognize these liabilities as trade payables and settles them accordingly on the invoice maturity date based on the terms and conditions these arrangements . At December 31, 2020 approximately EUR 227 million of the Philips account payable were transferred under these arrangements.

Leasing activities

The company leases various items of real estate, vehicles and other equipment where it acts as a lessee. The company has multiple extension and termination options in a number of lease contracts. These are used to maximize operational flexibility in terms of managing the assets used in the company's operations. The options considered reasonably certain are part of lease liabilities. However, the options not considered reasonably certain are not part of lease liability, which exposes the company to potential future cash outflows amounting to EUR 328 million. In addition, the company is committed to leases not yet commenced to EUR 223 million. The company's lease contracts do not contain financial covenants.

The company enters into sale and lease back transactions primarily for its Sleep & Respiratory Care businesses. These transactions are accounted for at market value. The payments for these leases are considered in determining lease liabilities. Principal repayments are part of cash flows used for financing activities and interest payments are part of cash flows used for operating activities. The cash inflows arising from the sales transactions, are part of cash flows provided by financing activities. Lease payments under sale-and-leaseback arrangements for 2020 were EUR 112 million (2019: EUR 108 million). The remaining minimum payment under sales-and-leaseback arrangements included in lease obligations above are as follows:

Philips Group

Lease - minimum payments under sale-and-leaseback arrangements

in millions of EUR

2021	85
2022	65
2023	44
2024	27
2025	11
Thereafter	18

Philips has leasing activities where it acts as lessor. In such arrangements, Philips provides the customer with a right to use of medical equipment in exchange for a series of payments. Residual values of assets under lease form an insignificant part of the carrying amount of those assets. Residual values are influenced by asset market prices and are therefore subject to management estimation. Residual values are at least reassessed on an annual basis, or more often when necessary. Reassessments are based on a combination of realization of assets sold, expert knowledge and judgment of local markets. For lease receivables, the value of unguaranteed residual values on December 31, 2020 was EUR 0.2 million (2019: EUR 0.7 million). In order to reduce residual value risk exposures there may be residual value guarantees or purchase options embedded in the customer contract. Credit risk for lease receivables is reviewed regularly and mitigated, for example, by retaining a security interest in the leased asset.

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

The following table outlines the estimated nominal value in millions of EUR for committed and anticipated transaction exposure and related hedges for Philips’ most significant currency exposures consolidated as of December 31, 2020:

Philips Group

Estimated transaction exposure and related hedges

in millions of EUR

	Sales/Receivables		Purchases/Payable
	exposure	hedges	exposure	hedges
Balance as of December 31, 2020
Exposure currency
USD	1,915	(1,356)	(900)	799
JPY	689	(372)	(9)	9
GBP	304	(180)	(11)	11
CNY	438	(290)	(146)	145
CAD	256	(156)
PLN	155	(92)
AUD	229	(130)
CHF	124	(68)	(10)	10
CZK	67	(42)
SEK	88	(53)	(1)	1
RUB	87	(87)
Others	355	(323)	(412)	293
Total 2020	4,707	(3,149)	(1,489)	1,268
Total 2019	5,233	(3,292)	(1,606)	1,244

Philips uses foreign exchange spot and forward contracts, as well as zero cost collars in hedging the exposure. The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance-sheet accounts receivable/ payable and forecasted sales and purchases. Changes in the value of on-balance-sheet foreign-currency accounts receivable/payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under costs of sales. Hedges related to forecasted transactions, where hedge accounting is applied, are accounted for as cash flow hedges. The results from such hedges are deferred in other comprehensive income within equity to the extent that the hedge is effective. As of December 31, 2020, a gain of EUR 23 million was deferred in equity as a result of these hedges (2019: EUR 24 million loss). The result deferred in equity will be released to earnings mostly during 2021 at the time when the related hedged transactions affect the income statement. During 2020, EUR nil million (2019: EUR 0.8 million net gain) was recorded in the consolidated statement of income as a result of ineffectiveness on certain anticipated cash flow hedges. Ineffectiveness arises when anticipated exposures are no longer expected to be highly probable. During 2020, a gain of EUR 28 million included in the cash flow hedges reserve in equity pertaining to changes in fair value of foreign exchange forward contracts attributable to forward points and changes in the time value of option contracts was released to income statement.

The total net fair value of hedges related to transaction exposure as of December 31, 2020, was an unrealized gain of EUR 26 million. The estimated impact of a 10% increase of value of the EUR is estimated to be EUR 136 million. The following table contains an overview of the instantaneous 10% increase in the value of EUR against major currencies.

Philips Group

Estimated impact of 10% increase of value of the EUR on the fair value of hedges

in millions of EUR

	2019	2020
USD	85	71
JPY	19	17
GBP	14	15
CHF	5	6
PLN	9	8
RUB	3	8

The EUR 136 million increase includes a gain of EUR 11 million that would impact the income statement, which would largely offset the opposite revaluation effect on the underlying accounts receivable and payable, and the remaining gain of EUR 125 million would be recognized in equity to the extent that the cash flow hedges were effective.

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

Translation exposure of foreign-currency equity invested in consolidated entities is generally not hedged. If a hedge is entered into, it is accounted for as a net investment hedge. Net current-period change, before tax, of the currency translation reserve of negative EUR 1,040 million mainly relates to the development of the USD versus the EUR. At December 31, 2020, a weakening of USD by 10% versus the EUR would result in a decrease in the currency translation reserve in equity of approximately EUR 787 million, while a strengthening of USD by 10% versus the EUR would result in an increase in the currency translation reserve in equity of approximately EUR 962 million. Refer to the country risk paragraph for countries with significant foreign currency denominated equity invested.

As of December 31, 2020, cross-currency interest rate swaps for a nominal value of USD 500 million (liability at fair value: EUR 83 million) and external bond funding for a nominal value of USD 1,473 million (liability at book value: EUR 1,210 million) were designated as net investment hedges of our financing investments in foreign operations for an equal amount. During 2020 a total gain of EUR 0.2 million was recognized in the income statement as ineffectiveness on net investment hedges, arising from counterparty and own credit risk.

The total net fair value of financing derivatives as of December 31, 2020, was a liability of EUR 83 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 53 million in the value of the derivatives, including a EUR 86 million increase related to the USD.

As of December 31, 2019, cross-currency interest rate swaps for a nominal value of USD 500 million (liability at fair value: EUR 123 million) and external bond funding for a nominal value of USD 1,473 million (liability at book value: EUR 1,328 million) were designated as net investment hedges of our financing investments in foreign operations for an equal amount. During 2019 a total loss of EUR nil million was recognized in the income statement as ineffectiveness on net investment hedges, arising from counterparty and own credit risk.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Philips had, at year-end, outstanding debt of EUR 6,934 million (2019: EUR 5,447 million), which constitutes an inherent interest rate risk with potential negative impact on financial results. At year-end, Philips held EUR 3,226 million in cash and cash equivalents (2019: EUR 1,425 million), and had total long-term debt of EUR 5,705 million (2019: EUR 4,939 million) and total short-term debt of EUR 1,229 million (2019: EUR 508 million) At December 31, 2020, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 79% compared to 87% one year earlier. Philips debt has a long maturity profile with an average tenor of long-term debt of 6.3 years with maturities up to 2042.

The table below provides the impact of a 1% increase/decrease of interest rates on the fair value of the debt and the annualized net interest expenses.

Philips Group

Net debt1) and interest rate sensitivity

in millions of EUR

	2019	2020
Impact 1% interest increase on the fair value of the fixed-rate long-term debt2)3)	(300)	(345)
Impact 1% interest decrease on the fair value of the fixed-rate long-term debt2)3)	301	346
Impact 1% interest increase on the annualized net interest expense4)	11	28
1)The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included in Equity2)The sensitivity analysis conducted shows that if long-term interest rates were to increase/decrease instantaneously by 1% from their level of December 31st, 2020, with all other variables (including foreign exchange rates) held constant.3)Fixed-rate long-term debt is excluding forward contracts.4)The impact is based on the outstanding net cash position (after excluding fixed-rate debt) at December 31, 2020.

Global regulators and central banks have been driving international efforts to reform key benchmark interest rates (Interbank Offered Rate or IBOR rates). The market is therefore in transition to alternative risk-free reference rates (RFRs) that are transaction-based. LIBOR discontinuation after 31 December 2021 is widely expected by market participants. The company is in the process of evaluating the implications of such a phase out. The Company has no interest rate hedging relationships which get affected by the reform and do not expect any significant impact on existing contracts due to change in the interest rates. The company will  continue to monitor market developments.

Equity price risk

Equity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in equity prices.

Philips is a shareholder in some publicly listed companies and as a result is exposed to potential financial loss through movements in their share prices. The aggregate equity price exposure in such financial assets amounted to approximately EUR 17 million at December 31, 2020 (2019: EUR 15 million). Philips does not hold derivatives in the above-mentioned listed companies. Philips also has shareholdings in several privately-owned companies amounting to EUR 107 million, mainly consisting of minority stakes in companies in various industries. As a result, Philips is exposed to potential value adjustments.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.

Philips is a purchaser of certain base metals, precious metals and energy. Philips may hedge certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. As of December 31, 2020 and 2019, respectively, Philips did not have any significant outstanding financial commodity derivatives.

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

The table below shows the number of financial institutions with credit rating A- and above with which Philips has cash at hand and short-term deposits above EUR 10 million as of December 31, 2020.

Philips Group

Credit risk with number of counterparties

for deposits above EUR 10 million

	10-100 million	100-500 million	500 million and above
AA- rated bank counterparties
A+ rated bank counterparties	2	3	1
A rated bank counterparties	1		1
A- rated bank counterparties		3
	3	6	2

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

As of December 31, 2020, the company had country risk exposure of EUR 10.5 billion in the United States, EUR 1.2 billion in China (including Hong Kong). Other countries higher than EUR 500 million are Japan EUR 684 million and the United Kingdom EUR 726 million. Other countries which have significant exposure are Germany EUR 300 million and India EUR 299 million. The degree of risk of a country is taken into account when new investments are considered. The company does not, however, use financial derivative instruments to hedge country risk.

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

For all policies, deductibles are in place, which vary from EUR 0.3 million to EUR 5 million per occurrence and this variance is designed to differentiate between the existing risk categories within Philips. Above a first layer of working deductibles, Philips operates its own re-insurance captive, which during 2020 retained EUR 5 million per claim and EUR 10 million in the annual aggregate for general, product and professional liability claims.

New contracts were signed effective December 31, 2020, for the coming year, whereby the re-insurance captive retentions remained unchanged.

31Subsequent events

BioTelemetry

On December 18, 2020, Philips and BioTelemetry, Inc. (BioTelemetry) announced that they have entered into a definitive merger agreement. BioTelemetry is a leading U.S.-based provider of remote cardiac diagnostics and monitoring. The acquisition is part of the Philips strategy to be a leading provider of patient care management solutions. On February 9, 2021, Philips completed a tender offer to acquire all of the issued and outstanding shares of BioTelemetry for USD 72.00 per share. The total equity purchase price and the settlement of stock option rights, including BioTelemetry’s cash and debt, involved an amount of USD 2.8 billion (approximately EUR 2.3 billion). BioTelemetry and its approximately 1,900 employees form part of Philips' Connected Care business segment. Philips consolidates 100% of BioTelemetry as of the acquisition date. Due to the recent closing date, additional IFRS disclosures cannot be made until the initial accounting for the business combination has been completed.

Capsule Technologies

On January 19, 2021, Philips announced it had signed an agreement to acquire Capsule Technologies, Inc., a global leader in medical device integration and data technologies for hospitals and healthcare organizations. The acquisition will become part of Philips’ Connected Care segment and expand Philips’ patient care management solutions for all care settings. Philips will acquire Capsule Technologies for a cash consideration of USD 635 million (approximately EUR 520 million based on the relevant exchange rate on the agreement date). The transaction is subject to certain closing conditions, including regulatory clearances in relevant jurisdictions, and is expected to be completed in the first quarter of 2021.

New credit facilities

In February 2021, Philips entered and has drawn two new bilateral loans amounting to total EUR 500 million (EUR 250 million each) with a tenor of up to one year. These loans will be used for general group purposes and will strengthen the liquidity position of the company.

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
  Adjusted EBITDA;
  Free cash flow;
  Net debt : group equity ratio; and
  Organic Return on Invested Capital (ROIC)

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

Additionally, Philips provides forward-looking targets for comparable sales growth, adjusted EBITA margin improvement, free cash flow and organic ROIC, which are non-IFRS financial measures. Philips has not provided a quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts which are not yet determined, are subject to uncertainty and variability in timing and amount due to their nature, are outside of Philips’ control, or cannot be predicted, including items and impacts such as currency exchange rates, acquisitions and disposals, legal and tax gains and losses and pension settlements, charges and costs such as impairments, restructuring and acquisition-related charges, amortization of intangible assets and net capital expenditures. Accordingly, reconciliations of these non-IFRS forward looking financial measures to the most directly comparable IFRS financial measures are not available without unreasonable effort. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

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

Philips Group

Sales growth composition per segment

in %

	nominal growth	consolidation changes	currency effects	comparable growth
2020 versus 2019
Diagnosis & Treatment	(3.7)	(1.0)	2.3	(2.3)
Connected Care	19.1	0.7	2.3	22.0
Personal Health	(7.6)	0.0	3.5	(4.2)
Philips Group	0.3	(0.4)	2.6	2.5
2019 versus 2018
Diagnosis & Treatment	9.8	(1.2)	(3.2)	5.5
Connected Care	7.7	(0.4)	(4.2)	3.1
Personal Health	6.0	0.2	(1.2)	5.0
Philips Group	7.5	(0.3)	(2.8)	4.5
2018 versus 2017
Diagnosis & Treatment	4.9	(2.4)	4.1	6.6
Connected Care	0.2	(1.6)	4.1	2.7
Personal Health	(2.8)	0.6	4.6	2.3
Philips Group	1.9	(1.4)	4.2	4.7

Philips Group

Sales growth composition per geographic cluster

in %

	nominal growth	consolidation changes	currency effects	comparable growth
2020 versus 2019
Western Europe	11.6	(0.9)	0.1	10.8
North America	0.0	(0.3)	1.9	1.5
Other mature geographies	(2.3)	(0.5)	0.5	(2.3)
Total mature geographies	3.3	(0.5)	1.1	3.9
Growth geographies	(5.8)	(0.1)	5.7	(0.3)
Philips Group	0.3	(0.3)	2.6	2.5
2019 versus 2018
Western Europe	3.6	(1.0)	(0.2)	2.4
North America	9.7	(0.6)	(5.5)	3.5
Other mature geographies	0.7	(0.3)	(3.7)	(3.4)
Total mature geographies	6.3	(0.7)	(3.5)	2.1
Growth geographies	10.0	0.6	(1.0)	9.6
Philips Group	7.5	(0.3)	(2.8)	4.5
2018 versus 2017
Western Europe	4.9	(2.6)	0.4	2.7
North America	(1.1)	(2.6)	4.4	0.7
Other mature geographies	10.8	(0.4)	4.1	14.5
Total mature geographies	2.5	(2.3)	3.1	3.3
Growth geographies	0.7	0.4	6.5	7.6
Philips Group	1.9	(1.4)	4.2	4.7

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

Adjusted EBITA is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted EBITA to the most directly comparable IFRS measure, Net income, for the years indicated is included in the following table. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Philips Group

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2020
Net Income	1,195
Discontinued operations, net of income taxes	10
Income tax expense	284
Investments in associates, net of income taxes	9
Financial expenses	204
Financial income	(160)
Income from operations	1,542	495	708	619	(280)
Amortization of acquired intangible assets	381	209	134	20	18
Impairment of goodwill	144		144
EBITA	2,067	704	986	639	(262)
Restructuring and acquisition-related charges	203	29	97	40	37
Other items	301	83	112	25	81
Adjusted EBITA	2,570	816	1,195	704	(145)

2019
Net Income	1,173
Discontinued operations, net of income taxes	19
Income tax expense	337
Investments in associates, net of income taxes	(1)
Financial expenses	233
Financial income	(117)
Income from operations	1,644	660	267	844	(127)
Amortization of acquired intangible assets	350	177	141	25	8
Impairment of goodwill	97	19	78
EBITA	2,091	856	486	869	(119)
Restructuring and acquisition-related charges	318	149	64	50	54
Other items	153	73	67	23	(11)
Adjusted EBITA	2,563	1,078	618	943	(76)

2018
Net Income	1,097
Discontinued operations, net of income taxes	213
Income tax expense	193
Investments in associates, net of income taxes	2
Financial expenses	264
Financial income	(51)
Income from operations	1,719	629	399	796	(105)
Amortization of acquired intangible assets	347	98	140	31	79
EBITA	2,066	727	539	827	(27)
Restructuring and acquisition-related charges	258	146	66	15	31
Other items	41	-	56	18	(33)
Adjusted EBITA	2,366	872	662	860	(28)

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

Net finance expenses are defined as either the financial income or expense component of an individual item already identified to be excluded as part of the Adjusted income from continuing operations, fair value movements of equity investments in limited life funds recognized at fair value through profit or loss or a financial income or expense component with an income statement impact (gain or loss) that is deemed by management to be both significant and incidental to normal business activity.

The Tax impact of the adjusted items is calculated using the Weighted Average Statutory Tax Rate plus any recurring tax costs or benefits.

In 2020, Philips revised the definition of net finance expenses used in the calculation of Adjusted income from continuing operations attributable to shareholders, to exclude fair value movements of limited life fund investments recognized at fair value through profit and loss. This change leads to more relevant information as the fair value movements are not indicative of Philips' performance. In addition, the fair value movements do not represent cash items. Philips believes making this change is helpful for investors to evaluate Philips' performance. Limited life fund investments are presented under Other non-current financial assets and classified as financial assets at fair value through profit or loss (refer to note Other financial assets), and related fair value movements are presented in financial income and expense (refer to note Financial income and expenses). Fair value movements of equity investments in limited life funds in 2020 were EUR 131 million. Fair value movements of equity investments in limited life funds in 2019 were EUR 1 million.

Philips considers the use of Adjusted income from continuing operations attributable to shareholders appropriate as Philips uses it as the basis for the Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted, a non-IFRS measure.

Adjusted income from continuing operations attributable to shareholders may be subject to limitations as an analytical tool for investors, as it excludes certain items and therefore does not reflect the expense associated with such items, which may be significant and have a significant effect on Philips’ net income. Net income, for the years indicated is included in the following table. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Adjusted income from continuing operations attributable to shareholders is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted income from continuing operations attributable to shareholders to the most directly comparable IFRS measure, Net income, for the years indicated is included in the following table.

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

	2018	2019	2020
Net income	1,097	1,173	1,195
Discontinued operations, net of income taxes	213	19	10
Income from continuing operations	1,310	1,192	1,205
Continuing operations non-controlling interests	(7)	(5)	(8)
Income from continuing operations attributable to shareholders1)	1,303	1,186	1,197
Adjustments for:
Amortization of acquired intangible assets	347	350	381
Impairment of goodwill		97	144
Restructuring costs and acquisition-related charges	258	318	203
Other items	41	153	301
Net finance expenses2)	57	13	(125)
Tax impact of adjusted items	(365)	(280)	(285)
Adjusted Income from continuing operations attributable to shareholders1)	1,643	1,838	1,814
Earnings per common share:3)
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	1.37	1.27	1.31
Adjusted income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	1.72	1.98	1.98
1)Shareholders refers to shareholders of Koninklijke Philips N.V.2)The comparative figures have been restated to conform to the revised definitions. Refer to the Reconciliation of non-IFRS information.3)Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019. Further reference is made to Earnings per share.

Adjusted EBITDA

Adjusted EBITDA is defined as Income from operations excluding amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property, plant and equipment, restructuring costs, acquisition-related charges and other items.

Philips understands that Adjusted EBITDA is broadly used by analysts, rating agencies and investors in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. Philips considers Adjusted EBITDA useful when comparing its performance to other companies in the HealthTech industry. However, Adjusted EBITDA may be subject to limitations as an analytical tool because of the range of items excluded and their significance in a given reporting period. Furthermore, comparisons with other companies may be complicated due to the absence of a standardized meaning and calculation framework. Our management compensates for the limitations of using Adjusted EBITDA by using this measure to supplement IFRS results to provide a more complete understanding of the factors and trends affecting the business rather than IFRS results alone. In addition to the limitations noted above, Adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods. This is because certain excluded items can vary significantly depending on specific underlying transactions or events. Also, the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods and may not be indicative of future results. A reconciliation from net income to Adjusted EBITDA is provided below. Net income, for the years indicated is included in the following table. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Philips Group

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2020
Net Income	1,195
Discontinued operations, net of income taxes	10
Income tax expense	284
Investments in associates, net of income taxes	9
Financial expenses	204
Financial income	(160)
Income from operations	1,542	495	708	619	(280)
Depreciation, amortization and impairment of fixed assets	1,520	536	415	187	382
Impairment of goodwill	144	-	144
Restructuring and acquisition-related charges	203	29	97	40	37
Other items	301	83	112	25	81
Adding back impairment of fixed assets included in Restructuring and acquisition-related changes and Other items	(102)	(35)	(64)	1	(4)
Adjusted EBITDA	3,608	1,108	1,412	872	215

2019
Net Income	1,173
Discontinued operations, net of income taxes	19
Income tax expense	337
Investments in associates, net of income taxes	(1)
Financial expenses	233
Financial income	(117)
Income from operations	1,644	660	267	844	(127)
Depreciation, amortization and impairment of fixed assets	1,402	564	327	186	326
Impairment of goodwill	97	19	78
Restructuring and acquisition-related charges	318	149	64	50	54
Other items	153	73	67	23	(11)
Adding back impairment of fixed assets included in Restructuring and acquisition-related changes and Other items	(111)	(109)	(2)	-	(1)
Adjusted EBITDA	3,503	1,357	802	1,104	241

2018
Net Income	1,097
Discontinued operations, net of income taxes	213
Income tax expense	193
Investments in associates, net of income taxes	2
Financial expenses	264
Financial income	(51)
Income from operations	1,719	629	399	796	(105)
Depreciation, amortization and impairment of fixed assets	1,089	349	326	171	244
Restructuring and acquisition-related charges	258	146	66	15	31
Other items	41	-	56	18	(33)
Adding back impairment of fixed assets included in Restructuring and acquisition-related changes and Other items	(15)	(7)	(8)	-	1
Adjusted EBITDA	3,093	1,116	839	1,000	139

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

Philips adopted IFRS 16 on January 1, 2019. As a result, Philips calculation of Free cash flow for the year ended December 31, 2020 and 2019 includes the impact of IFRS 16. Free cash flow calculations for the year ended December 31, 2018 have not been restated for this impact.

Philips Group

Composition of free cash flow

in millions of EUR

	2018	2019	2020
Net cash flows provided by operating activities	1,780	2,031	2,777
Net capital expenditures:	(796)	(978)	(924)
Purchase of intangible assets	(123)	(156)	(127)
Expenditures on development assets	(298)	(339)	(302)
Capital expenditures on property, plant and equipment	(422)	(518)	(513)
Proceeds from disposals of property, plant and equipment	46	35	18
Free cash flow	984	1,053	1,852

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

	2018	2019	2020
Long-term debt	3,427	4,939	5,705
Short-term debt	1,394	508	1,229
Total debt	4,821	5,447	6,934
Cash and cash equivalents	1,688	1,425	3,226
Net debt	3,132	4,022	3,708
Shareholders' equity	12,088	12,597	11,870
Non-controlling interests	29	28	31
Group equity	12,117	12,625	11,901
Net debt : group equity ratio	21:79	24:76	24:76

Organic Return on Invested Capital

Organic Return on Invested Capital (ROIC) is defined as organic return which includes income from operations for the year excluding the impact of: Income or Loss from operations of businesses acquired in the five year period prior to the measurement date; certain tax gains and losses determined by management to be material in nature and require separate disclosure and; certain other items; and tax effects of the other adjustments (calculated at group effective tax rate) divided by average of the Net operating capital at the end of each of the five quarters ending on the relevant measurement date excluding the average net operating capital at the end of each of the five quarters ending on the relevant measurement date of the businesses acquired in the five year period prior to the measurement date, expressed as a percentage.

Net operating capital is defined as tangible fixed assets, intangible fixed assets, including goodwill, inventories and receivable balances, minus payable balances and provisions, all as further defined below. Net operating capital is also adjusted to exclude assets and liabilities of businesses acquired in the five year period prior to the relevant measurement date. Organic ROIC is calculated after taxes.

Other items are defined as material in nature and require separate disclosure and have the same nature as the items excluded from Adjusted EBITA. In the years 2019-2020 these other items included legal provisions, pension settlements and results of divestments. Refer to Net income, Income from operations (EBIT) and Adjusted EBITA within Results of operations section of Financial performance.

The term Organic Return on Invested Capital (ROIC) is used by management to evaluate Philips’ efficiency at allocating the capital under its control to profitable investments and how well the company uses capital to generate returns. Philips believes that Organic ROIC provides useful information to investors because it excludes the impact of recently acquired businesses, giving a more accurate representation of how the Philips Business System is leveraged to drive operational excellence and removes irregularity caused by various operating models of recently acquired businesses. Philips also believes that excluding certain items determined by management to be material in nature and requiring separate disclosure enhances comparability across several periods. Organic ROIC may be subject to limitations as an analytical tool for investors, as it excludes Income or Loss from operations of acquired businesses and tax gains and losses and certain other items, which may have a significant effect on ROIC. Organic ROIC is not a recognized measure of financial performance under IFRS.

The most comparable IFRS measure to Organic ROIC is Return on total assets, calculated as Income from operations for the year divided by total assets as of the end of the year. Return on total assets as of the balance sheet date for the years ended 31 December 2019 and 2020 is included in the table below.

Philips Group

Return on total assets

in millions of EUR unless otherwise stated

	2018	2019	2020
Income from operations	1,719	1,644	1,542
Total assets	26,019	27,016	27,713
Return on total assets (%)	6.6%	6.1%	5.6%

The reconciliation of Average Net operating capital and the reconciliation of Net income to Organic ROIC for the years ended 31 December 2018, 2019 and 2020 are included in the following tables. Philips adopted IFRS 16 on January 1, 2019. As a result, Philips calculation of Organic ROIC for the year ended December 31, 2020 and 2019 includes the impact of IFRS 16. Organic ROIC calculations for the year ended December 31, 2018 have not been restated for this impact.

Philips Group

Reconciliation of Average Net operating capital1)

in millions of EUR unless otherwise stated

	2018	2019	2020
Tangible fixed assets	1,603	2,412	2,799
Intangible fixed assets (including goodwill)	11,473	12,242	11,789
Inventories	2,611	2,918	3,056
Receivables balances2)	4,514	4,955	5,010
Payable balances3)	(6,245)	(6,461)	(6,520)
Provisions4)	(2,091)	(2,183)	(2,066)
Group Average Net operating capital	11,865	13,882	14,068
Net operating capital of businesses acquired	(3,798)	(4,176)	(3,176)
Average Net operating capital	8,067	9,706	10,892
1)All line items represent the average of each of the five quarters ending before the relevant measurement date.2)Receivable balances consists of (Non-)Current receivables, Other (non-)current assets, (Non-)Current derivative financial assets and Income tax receivable.3)Payable balances consist of Accounts payable, Accrued liabilities, (Non-)Current contract liabilities, Other (Non-)current liabilities, (Non-) current derivative financial liabilities and (Non-)Current tax liabilities.4)Provisions consist of Long-term and Short-term provisions.

Philips Group

Reconciliation of Net Income to Organic ROIC

in millions of EUR unless otherwise stated

	2018	2019	2020
Net Income	1,097	1,173	1,195
Discontinued operations, net of income taxes	213	19	10
Income tax expense	193	337	284
Investments in associates, net of income taxes	2	(1)	9
Financial expenses	264	233	204
Financial Income	(51)	(117)	(160)
Income from operations	1,719	1,644	1,542
(Income) Loss from operations of businesses acquired	194	301	265
Tax gains and losses	(188)		(22)
Other items		(18)	59
Income tax expense	(193)	(337)	(284)
Tax effects of other adjustments	(24)	(61)	30
Organic return	1,508	1,529	1,590
Average Net operating capital	8,067	9,706	10,892
Organic ROIC (%)	18.7%	15.8%	14.6%

14.2Other Key Performance Indicators

In addition to monitoring the IFRS and non-IFRS financial measures discussed under Financial performance, Philips’ management also uses the following other key performance indicators to monitor the performance of the business and to manage the business.

Lives Improved
The purpose of Philips is to improve people’s health and well-being through meaningful innovation and we aim to improve the lives of 2 billion people a year by 2025, including 300 million in underserved communities, rising to 2.5 billion and 400 million respectively by 2030. We use Lives Improved as a measurement of our societal impact. We define Lives Improved as the number of individuals who have interacted with Philips products that contribute to the social or ecological dimension over the lifetime of a product. We calculate Lives Improved as the number of individual interactions for each product sold (based on market intelligence and statistical data) and multiply by the number of those products delivered in a year (eliminating double counting for multiple different product touches per individual). See Improving people’s lives for more information on Lives Improved.

Operational Carbon Footprint
As a responsible company, we aim to minimize our environmental impact and we use the Operational Carbon Footprint as one of the measurements of our impact. We define Operational Carbon Footprint as the total greenhouse gas emissions caused by an organization, event, product or person; expressed in kilotonnes CO2-equivalent. We calculate our Operational Carbon Footprint on a half-year basis and include industrial sites (manufacturing and assembly sites), non-industrial sites (offices, warehouses, IT centers and R&D facilities), business travel (lease and rental cars and airplane travel) and logistics (air, sea and road transport) See Sustainable Operations for more information on our Operational Carbon Footprint.

Circular Revenues
As a company committed to the transition to a circular economy, we aim to decouple economic growth from the use of natural resources and ecosystems by using those resources more effectively. We define Circular Revenues as revenues generated through products and solutions that meet specific Circular Economy requirements (including performance and access-based business models, refurbished, reconditioned and remanufactured products and systems, refurbished, reconditioned and remanufactured components, upgrades or refurbishment on site or remote, and products with a recycled plastics content of >25% post-consumer recycled plastics or >30% post-industrial/postconsumer recycled plastics by total weight of eligible plastics). We calculate Circular Revenues as annual revenues attributable to products and solutions that meet the Circular Economy requirements.

Waste to Landfill
At Philips, as a responsible company, we strive to reduce our environmental impact. We define Waste to Landfill as total waste that is delivered for landfill and exclude one-time-only waste and waste delivered to landfill due to regulatory requirements. We calculate Waste to Landfill in kilotonnes per year. See Sustainable Operations for more information on Waste to Landfill.

Closing the Loop
At Philips, we are committed to offer a trade-in on all our professional medical equipment and to take care of responsible repurposing of such trade-in systems. We call this “Closing the Loop”. We calculate Closing the Loop as Process Adherence (%) * Reclaim (%). Process adherence (%) is defined as the % of won Replacement Philips deals which are associated with a trade in request in our CRM system. Reclaim (%) is defined as the % of won Replacement Philips deals with a customer accepted trade in request in our CRM system and a repurposing strategy that fulfills our reclaim requirements.

Philips believes that the five other key performance indicators described above (Lives Improved, Operational Carbon Footprint, Circular Revenues, Waste to Landfill and Closing the Loop) provide important information to investors and are important to understanding the long-term performance and prospects of the business. In addition, these other key performance indicators are also used for management compensation purposes. Members of the Board of Management are eligible for grants of performance shares under the Long-Term Incentive (LTI) Plan, and the vesting of the performance shares is subject to performance over a period of 3 years and based on certain criteria, including a 10% weighting for Sustainability Objectives, which Philips defines as the five other key performance indicators described above: Lives Improved, Carbon Footprint, Circular Revenues, Waste to Landfill and Closing the Loop. Philips believes that including these other key performance indicators in our remuneration policy encourages management to act responsibly and sustainably, supporting the company’s overall performance and enhancing the long-term value of the company. See Remuneration of the Board of Management in 2020 for more information on the Philips’ Long-Term Incentive (LTI) Plan.

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

Effective 2020, Philips has simplified its order intake policy by aligning horizons for all modalities to 18 months to revenue, compared to previously used delivery horizons of 6 months for Ultrasound, 12 months for Connected Care and 15 months for Diagnosis & Treatment. At the time, Philips has aligned order intake for software contracts to the same 18 months to revenue horizon, meaning that only the next 18 months conversion to revenue under the contract is recognized, compared to the full contract values recognized previously. This change eliminates major variances in order intake growth and better reflects expected revenue in the short term from order intake booked in the reporting period. Prior-year comparable order intake amounts have been restated accordingly. This realignment has not resulted in any material additional order intake recognition.

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

14.3Five-year overview (condensed)

Philips Group

Other Key Performance Indicators

	2016	2017	2018	2019	2020
Lives improved, in billions	1.36	1.47	1.54	1.64	1.75
Operational carbon footprint, in kilotonnes CO2-equivalent	812	881	786	706	535
Circular revenues	9%	11%	12%	13%	15%
Waste to landfill	12%	11%	7%	5%	2%
Closing the Loop1)2)					100%
Comparable order intake1)		6%	10%	6%	9%
1)Data only available for the years disclosed.2)For all large medical equipment returned to us by end of November 2020.

Due to factors such as acquisitions and divestments, the amounts, percentages and ratios are not directly comparable.

Philips Group

Selected financial data

in millions of EUR unless otherwise stated

	2016	2017	2018	2019	2020
Sales	17,422	17,780	18,121	19,482	19,535
Income from operations	1,464	1,517	1,719	1,644	1,542
Financial income and expenses - net	(442)	(137)	(213)	(117)	(44)
Income (loss) from continuing operations	830	1,028	1,310	1,192	1,205
Income (loss) from continuing operations attributable to shareholders1)2)	826	1,017	1,303	1,186	1,197
Income (loss) from discontinued operations	660	843	(213)	(19)	(10)
Net income (loss)	1,490	1,870	1,097	1,173	1,195
Net income (loss) attributable to shareholders1)	1,448	1,657	1,090	1,167	1,187

Total assets	32,269	25,315	26,019	27,016	27,713
Net assets	13,435	12,023	12,117	12,625	11,901
Debt	5,606	4,715	4,821	5,447	6,934
Provisions	3,605	2,059	2,151	2,159	1,980
Shareholders’ equity	12,546	11,999	12,088	12,597	11,870
Non-controlling interests	907	24	29	28	31

Weighted average shares outstanding:3)
basic	936,096	946,878	941,067	921,062	907,721
diluted	946,869	963,212	953,931	930,771	916,625
Amount of common shares outstanding at year-end	922,437	926,192	914,184	890,974	905,128
Basic earnings per common share:3)
Income (loss) from continuing operations attributable to shareholders1)	0.88	1.07	1.38	1.29	1.32
Net income (loss) attributable to shareholders1)	1.55	1.75	1.16	1.27	1.31
Diluted earnings per common share:3)
Income (loss) from continuing operations attributable to shareholders1)	0.87	1.06	1.37	1.27	1.31
Net income (loss) attributable to shareholders1)	1.53	1.72	1.14	1.25	1.29
Dividend distributed per common share	0.80	0.80	0.80	0.85	0.85

Total employees at year-end (FTEs)	114,731	73,951	77,400	80,495	81,592
1)Shareholders in this table refers to shareholders of Koninklijke Philips N.V.2)The presentation of 2016 and 2017 information has been updated to adjust for elements of Net income that were attributable to discontinued operations.3)Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019. Further reference is made to Earnings per share.

14.4Investor information

14.4.1Share information

Philips Group

Share information at year-end 2020

Share listings	Euronext Amsterdam, New York Stock Exchange
Ticker code	PHIA, PHG
No. of shares issued	911 million
No. of shares issued and outstanding	905 million
Market capitalization	EUR 40 billion
Industry classification
MSCI: Health Care Equipment	35101010
ICB: Medical Equipment	4535
Members of indices	AEX, NYSE, DJSI, STOXX Europe 600 Healthcare, MSCI Europe Health Care

The following information is based on a shareholder base analysis carried out for investor relations purposes by an independent provider in December 2020.

Philips Group

Shareholders by region at year-end 1)

2020
North America	42%
Rest of Europe	20%
UK	17%
France	10%
Netherlands	7%
Other	4%
1)Approximate split based on shareholders identified.

Philips Group

Shareholders by style at year-end 1)

2020
Growth	27%
GARP	17%
Index	15%
Value	14%
Other	14%
Retail	11%
Hedge Fund	2%
1)Approximate split based on shareholders identified.

14.4.2Financial calendar

Financial calendar

Annual General Meeting of Shareholders
Record date 2021 AGM	April 8, 2021
2021 AGM	May 6, 2021
Quarterly reports1)
First quarter results 2021	April 26, 2021
Second quarter results 2021	July 26, 2021
Third quarter results 2021	October 18, 2021
Fourth quarter results 2021	January 24, 2022
1)Subject to confirmation.

2021 Annual General Meeting of Shareholders

The Agenda and the explanatory notes to the Agenda for the Annual General Meeting of Shareholders on May 6, 2021, will be published on the company’s website.

For the 2021 Annual General Meeting of Shareholders, a record date of April 8, 2021 will apply. Those persons who, on that date, hold shares in the Company, and are registered as such in one of the registers designated by the Board of Management for the Annual General Meeting of Shareholders, will be entitled to participate in, and vote at, the meeting.

14.4.3Investor contact

Shareholder services

Shareholders and other interested parties can make inquiries about the Annual Report 2020 to:

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

The registered office of Royal Philips is:
High Tech Campus 5, 5656 AE Eindhoven, The Netherlands

Investor Relations contact

Royal Philips
Philips Center
P.O. Box 77900
1070 MX Amsterdam, The Netherlands
Telephone: +31-20-59 77222
Website: www.philips.com/investor
E-mail: investor.relations@philips.com

Leandro Mazzoni
Head of Investor Relations
Telephone: +31-20-59 77222

Derya Guzel
Investor Relations Director
Telephone: +31-20-59 77222

Global Sustainability contact

Royal Philips
High Tech Campus 51, 1st floor
5656 AG Eindhoven, The Netherlands
Telephone: +31-40-27 83651
Website: www.philips.com/sustainability
E-mail: philips.sustainability@philips.com

Global Press Office contact

Royal Philips
Philips Center
Amstelplein 2
1096 BC Amsterdam, The Netherlands
E-mail: group.communications@philips.com
For media contacts please refer to:
https://www.philips.com/a-w/about/news/contacts.html

14.4.4New York Registry Shares

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

The Agent has reimbursed EUR 401,691 directly to Philips in the year ended December 31, 2019. The Agent paid a total amount of EUR 152,763 directly to third parties in the year ended December 31, 2019.

Category of Expense paid directly to third parties

in EUR

amount in the year ended December 31, 2020

Reimbursement of Proxy Process Expenses	88,297
Reimbursement of Scrip Dividend Expenses	6,737
NYSE Listing Fee	57,728
Expense paid directly to third parties	152,763

Under certain circumstances, including removal of the Agent or termination of the Program by Philips, Philips is required to repay the Agent certain amounts reimbursed and/or expenses paid to or on behalf of Philips.

14.5Definitions and abbreviations

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

Green Innovation

Green Innovation comprises all R&D activities directly contributing to the intended development of Green Products or Green Technologies. Innovation projects are characterized as Green based on the innovation brief; this designation is not revised during the project lifetime.

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

Income from continuing operations

Income from continuing operations as reported on the IFRS consolidated statement of income, which is net income from continuing operations, or net income excluding discontinued operations.

Large medical equipment

MRI systems, CT scanners, NM systems, DXR equipment, and IGT Fixed systems. This includes all Main Article Groups (MAGs) in the portfolio of these business units, except for the MAGs that represent non-life-extending upgrades: 'T82', 'Q72', 'I66', 'X19', 'Q71', 'W62', 'P10', 'S08', 'S14', 'Q74', 'S47', 'S33', 'Z44', 'S66', 'Q76', 'BI9'.

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

Net Promoter Score
Net Promoter Score®, or NPS®, measures customer experience and predicts business growth. NPS is calculated by taking the answer to a key question on a 0-10 scale: How likely is it that you would recommend [brand] to a friend or colleague?
Respondents are grouped as follows:
• Promoters (score 9-10) are loyal enthusiasts who will keep buying and refer others, fueling growth.
• Passives (score 7-8) are satisfied but unenthusiastic customers who are vulnerable to competitive offerings.
• Detractors (score 0-6) are unhappy customers who can damage the brand and impede growth through negative word-of-mouth.
Subtracting the percentage of Detractors from the percentage of Promoters yields the Net Promoter Score, which can range from a low of -100 (if every customer is a Detractor) to a high of 100 (if every customer is a Promoter).

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
Exhibit 2

Description of securities registered under Section 12 of the Exchange Act

(Incorporated by reference to Exhibit 2 to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 25, 2020)
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
Exhibit 4 (a)

Services contract between the Company and F.A. van Houten

(Incorporated by reference to Exhibit 4 (a) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 25, 2020)

Exhibit 4 (b)

Services contract between the Company and A. Bhattacharya

(Incorporated by reference to Exhibit 4 (b) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 25, 2020)

Exhibit 4 (c)

Services contract between the Company and M.J. van Ginneken

(Incorporated by reference to Exhibit 4 (c) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 20, 2018)

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
Date: February 23, 2021