Form 20-F
period 2021-12-31
KONINKLIJKE PHILIPS NV
filed 2022-02-22
CIK 313216

As filed with the Securities and Exchange Commission on February 22, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

+31 2059 77232, marnix.van.ginneken@philips.com, Philips Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

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

Class	Outstanding at December 31, 2021
KONINKLIJKE PHILIPS NV	870,182,445 shares
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
    6.1Driven by purpose
    6.2How we create value
    6.3Materiality analysis
    6.4Our businesses
    6.5Our geographies
    6.6Supply chain and procurement
  7Financial performance
    7.1Performance review
    7.2Taxation
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
    14.3Investor information
    14.4Definitions and abbreviations
  15Exhibits

1Introduction

This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2021 of Koninklijke Philips N.V. (the 2021 Form 20-F). Reference is made to the Form 20-F cross reference table herein. Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) this introduction and the cautionary statement “forward-looking statements” on the next two pages and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. Any additional information in this document which is not referenced in the Form 20-F cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference, shall not be part of the 2021 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

References to Philips

References to the Company or company, to Philips or the (Philips) Group or group, relate to Koninklijke Philips N.V. and its subsidiaries, as the context requires. Royal Philips refers to Koninklijke Philips N.V.

IFRS based information

The audited consolidated financial statements as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021, included in the 2021 Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2021 have been endorsed by the EU; consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities. Comparative results have been restated to reflect the treatment of the Domestic Appliances business as a discontinued operation (for more information, please refer to Discontinued operations and assets classified as held for sale).

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

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full year information regarding 2021 is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management's estimates of rankings are based on order intake or sales, depending on the business.

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

These factors include but are not limited to: Philips’ ability to gain leadership in health informatics in response to developments in the health technology industry; Philips’ ability to transform its business model to health technology solutions and services; macroeconomic and geopolitical changes; integration of acquisitions and their delivery on business plans and value creation expectations; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; ability to meet expectations with respect to ESG-related matters; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; breach of cybersecurity; ability to execute and deliver on programs on business transformation and IT system changes and continuity; the effectiveness of our supply chain; attracting and retaining personnel; COVID-19 and other pandemics; challenges to drive operational excellence and speed in bringing innovations to market; compliance with regulations and standards including quality, product safety and (cyber) security; compliance with business conduct rules and regulations; treasury and financing risks; tax risks; reliability of internal controls, financial reporting and management process.

As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, reference is made to the information in Risk factors.

3Form 20-F cross reference table

Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) the Introduction and the cautionary statements concerning forward-looking statements of this report on pages 5-6, and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. The content of Philips’ websites and other websites referenced herein should not be considered to be a part of or incorporated into the 2021 Form 20-F. Any additional information which is not referenced in the Form 20-F cross reference table or the Exhibits themselves shall not be deemed to be so incorporated by reference, shall not be part of the 2021 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The table below sets out the location in this document of the information required by SEC Form 20-F. The exact location is included in the column ‘Location in this document’. The column “Page” refers to the starting page of the section for reference only (and is not intended to refer to the starting page of the specific subsection, if applicable).

Item	Form 20-F caption	Location in this document
Part 1
1	Identity of directors, senior management and advisors	Not applicable
2	Offer statistics and expected timetable	Not applicable
3	Key information
	A [Reserved]	Not applicable

	B Capitalization and indebtedness	Not applicable

	C Reason for the offer and use of proceeds	Not applicable

	D Risk factors	Chapter 9.2 – Risk factors
Chapter 9.3 – Strategic risks
Chapter 9.4 – Operational risks
Chapter 9.5 – Compliance risks
Chapter 9.6 – Financial risks
4	Information on the Company
	A History and development of the company	Chapter 1 – Introduction - Documents on display
Chapter 6.4 – Our businesses - Our reporting structure in 2021
Chapter 7.1.1 – Results of operations - Discontinued operations
Chapter 7.1.2 – Restructuring and acquisition-related charges and goodwill impairment charges
Chapter 7.1.3 – Acquisitions and divestments
Chapter 7.1.4 – Changes in cash and cash equivalents, including cash flows
Chapter 12.1 – Introduction
Chapter 12.9 – Corporate information
Chapter 14.3.3 – Investor contact- How to reach us
Note 4 – Discontinued operations and assets classified as held for sale
Note 5 – Acquisitions and divestments
Note 6 – Interests in entities
Note 31 – Subsequent events

	B Business Overview	Chapter 1 – Introduction - Third-party market share data
Chapter 6.1 – Driven by purpose – Helping our customers address their healthcare challenges
Chapter 6.4 – Our businesses
Chapter 6.5 – Our geographies - 6.5.1 and 6.5.3
Chapter 6.6.1 – Supply chain
Chapter 6.6.2 – Procurement
Chapter 7.1 – Performance review -from 7.1.1 to 7.13
Chapter 8.5.3 – Quality & Regulatory
Chapter 9.4 – Operational risks - Philips may be unable to ensure an effective supply chain (paragraph 2)
Note 3 – Information by segment and main country

	C Organizational structure	Chapter 6.4 – Our businesses - Our reporting structure in 2021
Note 3 – Information by segment and main country
Note 6 – Interests in entities
Index of exhibits - Exhibit 8

	D Property, plant and equipment	Chapter 6.4.4 – Other- Real estate
Note 3 – Information by segment and main country
Note 4 – Discontinued operations and assets classified as held for sale - Assets classified as held for sale
Note 11 – Property, plant and equipment
Note 20 – Provisions - Environmental provisions; Other provisions (decommissioning bullet)
Note 25 – Contingent assets and liabilities - Contingent liabilities - Environmental remediation
4A	Unresolved staff comments	Not applicable
5	Operating and financial review and prospects
	A Operating results	Chapter 6.4 – Our businesses
Chapter 6.6.1 – Supply chain
Chapter 6.6.2 – Procurement
Chapter 7.1 – Performance review
Chapter 7.1.1 – Results of operations
Chapter 7.1.2 – Restructuring and acquisition-related charges and goodwill impairment charges
Chapter 7.1.3 – Acquisitions and divestments
Chapter 7.1.4 – Changes in cash and cash equivalents, including cash flows
Chapter 7.1.7 – Liquidity position
Chapter 7.1.9 – Cash obligations
Chapter 8.3.3 – Sustainable Operations - Carbon Footprint and energy efficiency; Waste
Chapter 14.1 – Reconciliation of non-IFRS information
Chapter 14.2 – Other Key Performance Indicators
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
Note 25 – Contingent assets and liabilities
Note 30 – Details of treasury and other financial risks - Currency risk
Note 31 – Subsequent events

	B Liquidity and capital resources	Chapter 7.1 – Performance review - from 7.1.1 to 7.1.9
Note 18 – Equity
Note 19 – Debt
Note 24 – Cash flow statement supplementary information
Note 30 – Details of treasury and other financial risks

	C Research and development, patents and licenses, etc.	Chapter 6.4.4 – Other - IP Royalties
Chapter 7.1.1 – Results of operations - Research and development expenses

	D Trend information	Chapter 6.6.1 – Supply chain
Chapter 6.6.2 – Procurement
Chapter 7.1 – Performance review - The year 2021; The year 2020
Chapter 14.1 – Reconciliation of non-IFRS information
Chapter 14.2 – Other Key Performance Indicators

	E Critical accounting estimates	Not applicable

6	Directors, senior management and employees

	A Directors and senior management	Chapter 5 – Board of Management and Executive Committee - Members of the Board of Management
Chapter 10 – Supervisory Board
Chapter 12.2 – Board of Management and Executive Committee - Appointment and composition
Chapter 12.3 – Supervisory Board - Appointment and composition
Note 28 – Information on remuneration - Table: Accumulated annual pension entitlements and pension-related costs in EUR unless otherwise stated

	B Compensation	Chapter 11.2 – Report of the Remuneration Committee
Chapter 11.2.3 – Remuneration of the Board of Management in 2021
Note 27 – Share-based compensation
Note 28 – Information on remuneration

	C Board practices	Chapter 10 – Supervisory Board
Chapter 11 – Supervisory Board report - Supervisory Board Committees
Chapter 11.2 – Report of the Remuneration Committee - Composition of the Remuneration Committee and its activities (first and second paragraphs)
Chapter 11.2.2 – Remuneration report 2021 - Main elements of the remuneration policy; Services agreements
Chapter 11.3 – Report of the Audit Committee
Chapter 12.2 – Board of Management and Executive Committee - Appointment and composition
Chapter 12.3 – Supervisory Board - Appointment and composition; Supervisory Board committees

	D Employees	Chapter 8.4.6 – Employment
Note 7 – Income from operations - Employees

	E Share ownership	Chapter 11.2 – Report of the Remuneration Committee - Main elements of the Remuneration Policy
Chapter 11.2.3 – Remuneration of the Board of Management in 2021
Chapter 12.4 – Other Board-related matters - Remuneration and share ownership
Chapter 12.10 – Additional information - Equity compensation plans
Note 18 – Equity
Note 27 – Share-based compensation
Note 28 – Information on remuneration

7	Major shareholders and related party transactions

	A Major shareholders	Chapter 12.5 – General Meeting of Shareholders - Share capital; issue and repurchase of (rights to) shares (second and third paragraph)
Chapter 12.7 – Stichting Preferente Aandelen Philips – First and sixth paragraph
Chapter 12.8 – Major shareholders
Chapter 12.10 – Additional information - Voting Rights (last sentence); Major shareholders as filed with SEC

	B Related party transactions	Chapter 12.4 – Other Board-related matters - Conflicts of interest
Note 6 – Interests in entities
Note 26 – Related-party transactions
Note 28 – Information on remuneration

	C Interests of experts and counsel	Not applicable

8	Financial information

	A Consolidated statements and other financial information	Chapter 7.1.10 – Dividend - Dividend policy
Chapter 13 – Group financial statements - 13.2 (last paragraph); 13.4 to 13.9

	B Significant changes	Note 31 – Subsequent events

9	The offer and listing

	A Offer and listing details	Chapter 14.3.1 – Share information

	B Plan of distribution	Not applicable

	C Markets	Chapter 14.3.1 – Share information

	D Selling shareholders	Not applicable

	E Dilution	Not applicable

	F Expenses of the issue	Not applicable

10	Additional information

	A Share capital	Not applicable

	B Memorandum and articles of association	Chapter 12.2 – Board of Management and Executive Committee - Appointment and composition
Chapter 12.3 – Supervisory Board - Appointment and composition
Chapter 12.4 – Other Board-related matters - Remuneration and share ownership, paragraph 5; Conflicts of interest
Chapter 12.5 – General Meeting of Shareholders - Meetings; Main powers of the General Meeting of Shareholders
Chapter 12.7 – Stichting Preferente Aandelen Philips
Chapter 12.10 – Additional information - Articles of association
Index of exhibits - Exhibit 1; Exhibit 2

	C Material contracts	Chapter 11.2.2 – Remuneration report 2021 - Services agreements
Chapter 12.2 – Board of Management and Executive Committee - Appointment and Composition
Note 27 – Share-based compensation
Note 28 – Information on remuneration
Index of exhibits - Exhibit 4(a)
Index of exhibits - Exhibit 4(b)
Exhibit 4 (c)
Index of exhibits - Exhibit 4(d)

	D Exchange controls	Chapter 12.10 – Additional information- Exchange controls
Note 30 – Details of treasury and other financial risks - Liquidity risk

	E Taxation	Chapter 7.2 – Taxation - Dividend withholding tax

	F Dividends and paying agents	Not applicable

	G Statements by experts	Not applicable

	H Documents on display	Chapter 1 – Introduction - Documents on display

	I Subsidiary information	Not applicable

11	Quantitative and qualitative disclosure about market risk

	A Quantitative information about market risk	Chapter 2 – Forward-looking statements
Note 30 – Details of treasury and other financial risks

	B Qualitative information about market risk	Note 30 – Details of treasury and other financial risks

	C Interim periods	Not applicable

	D Safe harbor	Chapter 2 – Forward-looking statements
Note 30 – Details of treasury and other financial risks

	E Smaller reporting companies	Not applicable

12	Description of securities other than equity securities

	A Debt securities	Not applicable

	B Warranty and rights	Not applicable

	C Other securities	Not applicable

	D American depository shares	Chapter 14.3.4 – New York Registry Shares

Part 2
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures

	A Disclosure controls and procedures	Chapter 13.1.1 – Disclosure controls and procedures

	B Management's Annual Report on internal control over financial reporting	Chapter 13.1 – Management’s report on internal control

	C Attestation report of the registered public accounting firm	Chapter 13.3 – Independent auditor’s report on internal control over financial reporting

	D Changes in internal control over financial reporting	Chapter 13.1.2 – Changes in internal control over financial reporting

16A	Audit Committee Financial Expert	Chapter 12.3 – Supervisory Board - Supervisory Board Committees, fifth paragraph
16B	Code of Ethics	Chapter 9.1 – Our approach to risk management - Philips General Business Principles, last paragraph
Chapter 12.10 – Additional information - Code of business conduct
16C	Principal Accountant Fees and Services	Chapter 11.3 – Report of the Audit Committee
Chapter 12.6 – Annual financial statements and external audit
Note 7 – Income from operations - Audit fees
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Chapter 7.1.8 – Shareholders’ equity - Share repurchase methods for long-term incentive plans and capital reduction purposes
Chapter 12.5 – General Meeting of Shareholders - Share capital: issue and repurchase of (rights to) shares
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	Chapter 12.10 – Additional information - Significant differences in Corporate Governance Practices
16H	Mine Safety Disclosure	Not applicable
16I	Disclosure regarding Foreign Jurisdictions that prevent inspections	Not applicable
Part 3
17	Financial statements	Not applicable
18	Financial statements	Chapter 13 – Group financial statements - from 13.4 to 13.9
19	Exhibits	Index of exhibits

4Message from the CEO

Dear Stakeholder,

Amidst the ongoing impact of COVID-19 on society, 2021 was an eventful and challenging year. Our continued strategic progress and strong growth in the first half of the year were overshadowed by the unprecedented scale of the global supply chain disruptions in the second half of the year, as well as the Philips Respironics voluntary field action to remediate the component quality issue in certain of its products.

The intensified global supply chain headwinds and postponement of customer equipment installations due to COVID-19 presented challenges to fully convert our opportunities to revenue in the second half of the year. These factors, combined with the sales consequences of the recall, resulted in full-year sales of EUR 17.2 billion, down 1% year-on-year.

As we work to overcome these headwinds and look to the future, I am very encouraged by the underlying performance of our businesses. Our Diagnosis & Treatment businesses and Personal Health businesses performed well in 2021, recording 8% and 9% comparable sales growth*) respectively. Following in the wake of 2020’s high COVID-19-related demand for hospital ventilation and monitoring & analytics solutions, our Connected Care businesses posted a 23% decline in comparable sales in 2021, which also reflects the effect of the Philips Respironics recall.

We have strengthened our portfolio through our R&D programs, partnerships, and acquisitions. The relevance of our innovative products and solutions and customer interest in partnering with Philips, is underscored by the 4% growth in comparable order intake, resulting in an order book that is 18% higher year-on-year.

Nevertheless, I would like to emphasize that I very much regret the impact of the Philips Respironics recall on patients, care providers and shareholders. We identified – through our post-market surveillance processes – that the sound abatement foam used since 2008 in certain of our sleep and respiratory care products may degrade under certain circumstances. Subsequently, we issued a voluntary recall notification for affected devices to address potential health risks. We have ramped up production, service and repair capacity to ensure patients receive a repaired or replacement device as fast as possible.

As of January 2022, Philips Respironics has shipped a total of approximately 750,000 repair kits and replacement devices to customers and aims to complete the repair and replacement program in the fourth quarter of 2022. In close dialogue with regulators across the world, we are conducting a comprehensive test and research program to better characterize health risks. In parallel, we have captured and applied learnings from this recall across the entire company, as patient safety, quality and integrity are of the utmost importance to us.

Continued progress on strategic roadmap

In 2021, we saw sustained traction for our strategy to help transform the delivery of care across the health continuum, and our innovative portfolio resonates very strongly with customers.

Inspired by our purpose to improve people’s health and well-being, we innovate solutions that deliver meaningful impact. In the consumer domain, for instance, our new Sonicare 9900 Prestige electric toothbrush leverages AI to optimize the user’s brushing technique, ensuring full coverage of their teeth, and instills brushing habits that improve oral health.

For healthcare providers, our innovative solutions – smart combinations of systems, devices, software and services – help them deliver on the Quadruple Aim of better health outcomes, improved patient and staff experience, and lower cost of care:

  Giving clinicians smart connected imaging tools like our new Spectral CT 7500 system, which deliver high-quality spectral images for every patient on every scan, helping them make precision diagnoses without the need for multiple re-scans. Or our new MR 5300 1.5T ‘helium-free for life’ system, which combines operational and clinical excellence with reduced environmental impact.
  Enabling real-time, remote collaboration between technologists, radiologists and imaging operations teams across multiple sites with our vendor-neutral, multimodality Radiology Operations Command Center.
  Helping surgeons in the interventional lab perform personalized, minimally invasive procedures with solutions like our Azurion next-generation image-guided therapy platform, which was further expanded with breakthrough applications in 2021.
  Enabling healthcare professionals to orchestrate care delivery, also for patients recovering at home, with connected care solutions like our Patient Flow Capacity Suite, which helps hospitals manage the complete patient journey, and Acute Care Telehealth, which builds on our successful Tele-ICU solutions.

We signed 80 long-term strategic partnerships with hospitals and health systems around the world in 2021, underlining customers’ appreciation of our holistic approach to healthcare. Solutions-based sales and recurring revenues continue to generate a growing proportion of total sales, with the figure now standing at around 45%. In order to maintain the strong flow of health technology innovations going forward, we invested EUR 1.8 billion in R&D in 2021.

Major divestment completed, acquisitions to drive future growth

In September, we completed the sale of the Domestic Appliances business to Hillhouse Investment, concluding our line of major divestments. We believe this will allow us to focus on extending our leadership in health technology solutions.

To support future growth and the delivery of data-enabled care across care settings, we again invested significantly in our data science, informatics and cloud technology capabilities in 2021. The acquisitions of BioTelemetry, Capsule Technologies and Cardiologs (the latter completed in January 2022) strengthen our position in patient care management in the hospital and the home. In January 2022, we also closed the acquisition of Vesper Medical, further expanding our image-guided therapy devices portfolio with venous stents.

Delivering on our ESG commitments

We reached 1.67 billion people with our products and services in 2021, including 167 million in underserved communities – taking us a step closer to our goal of improving 2 billion lives per year by 2025, including 300 million in underserved communities.

We continued to deliver on the other key commitments set out in our Environmental, Social & Governance (ESG) framework. We are already carbon-neutral in our operations and are now engaging with suppliers and customers to reduce emissions across our entire value chain, as well as driving the transition to a circular economy.

We again received recognition for our sustainability efforts in 2021 – achieving a CDP ‘A List’ rating for the ninth consecutive year for our climate action, and securing second-highest place in the global Dow Jones Sustainability Indices (DJSI) list.

Looking ahead

We continue to invest in the future, further improving operational excellence and growing our core business, while driving our transformation into a digital, customer-first solutions company. I am very confident in our ability to overcome our current challenges. Against this background, and reflecting the importance we attach to dividend stability, we propose to maintain the dividend at EUR 0.85 per share.

Based on good customer demand and our growing order book, we expect to resume our growth and margin expansion trajectory in the course of 2022. In the short term, however, we continue to see significant volatility and headwinds related to COVID-19 and supply chain challenges, despite our ongoing mitigation efforts. Due to this, the Respironics field action and the strong growth in Q1 2021, we expect to start the year with a comparable sales decline, followed by a recovery and strong second half of the year. For the full year, we target 3-5% comparable sales growth*) and a 40-90 basis-points improvement in Adjusted EBITA*) margin.

In closing

I would like to thank our customers, suppliers and partners for their continued support over the past 12 months. And a special word of thanks to our employees for their fantastic contribution through another year of often difficult working circumstances due to the pandemic.

I would also like to express my appreciation to our shareholders for the confidence they continue to show in Philips’ long-term future. This is a future founded on purpose and the robust, growing demand for health technology, which Philips will serve with a relentless focus on customer needs, its strong portfolio of innovations, and an unwavering commitment to continuous improvement.

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

Frans van Houten
Born 1960, Dutch
Chief Executive Officer (CEO)
Chairman of the Board of Management and the Executive Committee since April 2011

Frans van Houten first joined Philips in 1986 and has held multiple global leadership positions across the company on three continents, including the role of co-CEO of the Consumer Electronics division. After temporarily leaving the company to become CEO of NXP/Philips Semiconductors, he rejoined Philips as its CEO. Frans served as co-chair at the World Economic Forum in Davos in 2017. He was one of the initiators and is current co-chair of the WEF Platform to Accelerate the Circular Economy. Frans is also a member of the European Round Table for Industry, an advocacy organization comprising the 50 largest European multinationals. He is co-founder and advocate of NL2025, a platform of Dutch influencers who support initiatives to create a better future for the Netherlands in the areas of education, vitality and sustainable growth. He is co-founder of the Graduate Entrepreneur start-up ecosystem in the Netherlands. Frans was appointed a member of the Board of Directors of Novartis in February 2017 and is a member of its Audit Committee since 2021.

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

Born 1973, Dutch

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
Shez Partovi
Born 1967, Canadian
Executive Vice President
Chief Innovation & Strategy Officer
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
Born 1976, Dutch
Executive Vice President
Chief Business Leader Precision Diagnosis and jointly responsible for Diagnosis & Treatment

For a current overview of the Executive Committee members, see also https://www.philips.com/a-w/about/executive-committee.html

6Strategy and Businesses

6.1Driven by purpose

At Philips, our purpose to improve people’s health and well-being through meaningful innovation is at the center of everything we do. This core principle has never been more important than it is in these challenging times.

As a leading health technology company, we believe that – viewed through the lens of customer needs – innovation can improve people's health and healthcare outcomes, as well as making care more accessible, personal, connected and sustainable. In concrete terms, we aim to improve the lives of 2 billion people a year by 2025, including 300 million in underserved communities, rising to 2.5 billion and 400 million respectively by 2030.

Guided by this purpose, it is our strategy to lead with innovative solutions that combine products, systems, software and services and leverage clinical and operational data, to help our customers deliver on the Quadruple Aim (better health outcomes, improved patient experience, improved staff experience, lower cost of care) and help people take better care of their health at every stage of life.

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

Our view on healthcare

Besides the healthcare sector's natural drivers of growth – aging populations, the rise of chronic diseases, increased spending on healthcare in emerging markets – we believe that health technology will be a major growth driver in the years to come.

At Philips, we see healthcare as a continuum – this puts people’s health journeys front and center and enables integrated care pathways. Believing that healthcare should be safe, seamless, efficient and effective, we strive to ‘connect the dots’ for our customers and consumers, supporting the flow of real-time data needed to provide precision diagnoses, treatment and chronic care for patients.

Going forward, we believe the digital transformation of healthcare and – accelerated by COVID-19 – the increasing adoption of virtual care, or ‘telehealth’ will play a major role in helping people to live healthily and cope with disease, and in enabling care providers to meet people’s health needs, deliver better outcomes and improve productivity.

Helping our customers address their healthcare challenges

In the consumer domain, we develop innovative solutions that support healthier lifestyles, prevent disease, and help people to live well with chronic illness, also in the home and community settings.

In addition to leveraging retail trade partnerships and new business models, we are focused on accelerating growth through online channels, delivering products and services direct to consumers, and supporting longer-term relationships to maximize the benefit consumers can derive from our solutions.

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

With our global reach, market leadership positions, deep clinical and technological insights, and customer-centric innovation capability, we are strongly placed to create further value in a changing healthcare world through our propositions in:

Diagnosis & Treatment
  Precision Diagnosis – providing smart, connected systems, optimized workflows, and integrated diagnostic insights, leading to clear care pathways and predictable outcomes
  Image Guided Therapy – innovating minimally invasive procedures in a growing number of therapeutic areas, with significantly better outcomes and productivity, while patients have a much better experience and can return home faster
Connected Care

Driving better care management by providing a wealth of actionable data about patients' condition and hospital operations, and seamlessly connecting patients and caregivers in any care setting from the hospital to the home

Personal Health

Delivering propositions that help people enjoy healthier lifestyles and enhance personal hygiene

Our key strategic imperatives and value creation objectives

Our roadmap – with its three strategic imperatives – is our guide as we continue our transformation journey to attain HealthTech industry leadership and drive value creation.

Based on good customer demand and our growing order book, we expect to resume our growth and margin expansion trajectory in the course of 2022. In the short term, however, we continue to see significant volatility and headwinds related to COVID-19 and supply chain challenges, despite our ongoing mitigation efforts. Due to this, the Respironics field action and the strong growth in Q1 2021, we expect to start the year with a comparable sales decline, followed by a recovery and strong second half of the year. For the full year, we target 3-5% comparable sales growth* and a 40-90 basis-points improvement in Adjusted EBITA*) margin.

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

Strategy

Our strategy defines our path to sustainable value creation for customers and shareholders.

Governance

Clear governance, roles and responsibilities empower people to collaborate and act fast.

Processes

Simplified standard processes, systems and practices enable lean and agile ways of working.

People

We value and develop people and teams, rewarding them for sustainable results.

Culture

We live the Philips culture, which sets standards on behaviors, such as ensuring patient safety, quality and integrity, and putting the customer first.

Performance

Through disciplined performance management and continuous improvement we achieve our goals.

Having a single business system increases speed and agility, and enhances standardization, quality and productivity, while driving a better, more consistent experience for our customers.

Resource inputs

The resources and relationships that Philips draws upon for its business activities

Human

  Employees 78,189, 120-plus nationalities, 40% female
  Philips University 863,000 courses, 830,000 hours, 835,000 training completions
  31,923 employees in growth geographies
  Focus on Inclusion & Diversity

Intellectual

  Invested in R&D EUR 1.8 billion (Green Innovation EUR 197 million)
  Employees in R&D 10,751 across the globe including growth geographies

Financial

  Equity EUR 14.5 billion
  Net debt*) EUR 4.7 billion

Manufacturing

  Employees in production 38,618
  Industrial sites 25, cost of materials used EUR 4.1 billion
  Total assets EUR 31 billion
  Capital expenditure EUR 397 million

Natural

  Energy used in manufacturing 1,263 terajoules
  Water used 703,104 m3
  'Closing the loop' on all our professional medical equipment by 2025

Social

  Philips Foundation
  Stakeholder engagement
  Volunteering policy

Value outcomes

The result of the application of the various resources to Philips’ business activities and processes as shaped by the Philips Business System

Human

  Employee Engagement Index 79% favorable
  Sales per employee EUR 219,419
  Safety 213 Total Recordable Cases

Intellectual

  New patent filings 860
  Royalties EUR 382.5 million
  182 design awards

Financial

  Comparable sales growth*) (1.2)%
  Adjusted EBITA*) as a % of sales 12.0%
  Free cash flow*) EUR 900 million

Manufacturing

  EUR 12.0 billion revenues from goods sold

Natural

  70.5% Green/EcoDesigned Revenues
  16% revenues from circular propositions
  Net CO2 emissions from own operations down to zero kilotonnes
  73,500 tonnes (estimated) materials used to put products on the market
  Waste 22,204 tonnes, of which 87% repurposed

Social

  Brand value USD 12.1 billion (Interbrand)
  Partnerships with UNICEF, Red Cross, Amref and Ashoka

Societal impact

The societal impact of Philips through its supply chain, its operations, and its products and solutions

Human

  Employee benefit expenses EUR 6,246 million, all staff paid at least a Living Wage
  Appointed 72% of our senior positions from internal sources
  28% of Leadership positions held by women

Intellectual

  Around 60% of revenues from new products and solutions introduced in the last three years
  Over 65% of sales from leadership positions

Financial

  Market capitalization EUR 29 billion at year-end
  Long-term credit rating A- (Fitch), Baa1 (Moody's), BBB+ (Standard & Poor's)
  Dividend EUR 773 million

Manufacturing

  100% electricity from renewable sources

Natural

  Environmental impact of Philips operations down to EUR 106 million
  All 25/25 industrial sites 'Zero Waste to Landfill' at year-end 2021
  First health technology company to have its CO2 reductions assessed and approved by the Science Based Targets initiative

Social

  1.67 billion Lives Improved, of which 167 million in underserved communities (including 2.2 million via Philips Foundation)
  430,000 employees impacted at suppliers participating in the 'Beyond Auditing' program
  Total tax contribution EUR 4,090 million (taxes paid/withheld)
  Income tax benefit EUR 103 million; the effective income tax rate is (20.0)%
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

6.3Materiality analysis

We identify the environmental, social, and governance topics which we believe have the greatest impact on our business and the greatest level of concern to stakeholders along our value chain. Assessing these topics enables us to prioritize and focus upon the most material topics and effectively address these in our policies and programs. Philips’ impact on society at large is covered through our Lives Improved metric and the Environmental Profit & Loss account.

Our materiality assessment is based on an ongoing trend analysis, media search, and stakeholder input. In 2021, we solicited input from a diverse group of external and internal stakeholders, including investors, NGOs, customers, suppliers, peer companies, academia, and senior management in Philips. Similar to 2020, we used an evidence-based approach to materiality analysis powered by Datamaran. By applying Datamaran’s automated sifting and analysis of millions of data points from publicly available sources, including corporate reports, mandatory regulations and voluntary initiatives, as well as news and social media, we identified a list of topics that are material to our business. With this data-driven approach to materiality analysis we have incorporated a wider range of data and stakeholders than was ever possible before and managed to get an evidence-based perspective on regulatory, strategic and reputational risks and opportunities. Public health risks emerged as a new material topic in 2020, as a result of the COVID-19 pandemic, and was again included in 2021.

Changes in 2021

In 2021, the topic of Human rights & responsible supply chains was split into two separate topics, considering the growing importance of both. Next, Responsible tax practices was carved out from the Business ethics & General Business Principles topic due to the growing importance of the topic in society. On the external view, the most significant increase compared to 2020 is climate change. The internal view saw a significant increase in importance on climate change, circular economy and employee rights.

Our materiality assessment has been conducted in the context of the GRI Sustainable Reporting Standards and the results have been reviewed and approved by the Philips ESG Committee.

6.4Our businesses

Our reporting structure in 2021

Koninklijke Philips N.V. (Royal Philips) is the parent company of the Philips Group. In 2021, the reportable segments were Diagnosis & Treatment businesses, Connected Care businesses, and Personal Health businesses, each having been responsible for the management of its business worldwide. Additionally, Philips identifies the segment Other.

Since the completion of the sale of the Domestic Appliances business (formerly part of the Personal Health businesses), it is no longer consolidated by Philips as from September 1, 2021 and therefore is not included in the following discussion.

Philips Group

Total sales by reportable segment

2021
Diagnosis & Treatment	50%
Connected Care	27%
Personal Health	20%
Other	3%

6.4.1Diagnosis & Treatment businesses

Our Diagnosis & Treatment businesses create value through their unique portfolio of innovative solutions – consisting of systems, smart devices, software and services, powered by AI-enabled informatics – that support precision diagnoses and minimally invasive procedures in therapeutic areas such as cardiology, peripheral vascular, neurology, surgery, and oncology. With these solutions, we enable our customers to realize the full potential of the Quadruple Aim – better health outcomes, improved patient experience, improved staff experience, and lower cost of care.

Serving diagnostic enterprise imaging markets globally, we see significant opportunity to enable precise diagnoses while at the same time supporting adjacent needs for guidance across care pathways and increasing departmental productivity. We do this through smart diagnostic systems, connected workflow solutions, integrated diagnostics and clear care pathways, driving enterprise-wide operational efficiency and supporting clinicians to provide an early and definitive diagnosis, enabling them to select tailored care pathways and predictable outcomes for every patient.

We also provide integrated solutions combining imaging systems and diagnostic and therapeutic devices, which optimize interventional procedures and so deliver more effective treatment, better outcomes and higher productivity. Building upon our leading-edge Image Guided Therapy System – Azurion, we continue to innovate, optimizing clinical and operational lab performance through advances in workflow and integration for routine procedures, and expanding the role of image-guided interventions to treat new groups of patients such as those with complex diseases including stroke, lung cancer and spine disorders. We are also innovating the way we engage with our customers in new business models across different care settings, including out-of-hospital settings such as office-based labs and ambulatory surgical centers, which offer clear clinical, financial and operational benefits.

In 2021, the Diagnosis & Treatment businesses benefited from a partial resumption of elective procedures and exams as the COVID-19 restrictions eased, and strong order growth for capital equipment, which bodes well for 2022. We continued to make advances in innovation, strengthening our portfolio and providing clinical and economic evidence to support the adoption of our solutions. In oncology care, we deepened our collaboration with leading precision radiation therapy company Elekta, with the aim of advancing comprehensive and personalized cancer care through precision oncology solutions. The launch of the Spectral Computed Tomography 7500 system is a significant step forward in integrating the additional diagnostic benefits of spectral CT into standard workflows, and in combination with Image Guided Therapy System – Azurion – represents the world’s first always-on spectral detector angio-CT solution. Significant new clinical data demonstrated the value of intravascular ultrasound, in which Philips is a global leader, in the treatment of a broad range of peripheral vascular patient populations.

In 2021, the Diagnosis & Treatment segment consisted of the following areas of business:

  Diagnostic Imaging: Magnetic Resonance Imaging (MRI), with helium-free for life operations, bundled with associated software to streamline workflows, optimize diagnostic quality, and improve patient experience; X-ray systems, together with associated software to streamline workflows and optimize diagnostic quality; advanced and efficient Computed Tomography (CT) systems and software, including detector-based Spectral CT; molecular and hybrid imaging solutions for nuclear medicine
  Ultrasound: echography solutions focused on diagnosis, treatment planning and guidance for cardiology, general imaging, obstetrics/gynecology, and point-of-care applications, as well as proprietary software capabilities to enable advanced diagnostics and interventions
  Enterprise Diagnostic Informatics: a suite of integrated products and services that deliver a comprehensive platform designed to connect clinical data and optimize workflows around every step in the patient’s journey across a range of diagnostic (radiology, point-of-care, laboratory) and clinical (oncology, cardiology, neurology) service lines
  Image Guided Therapy: Systems – integrated interventional systems that combine information from imaging systems, interventional devices, navigation tools and patient health records to provide interventional staff with the control and information they need to perform procedures efficiently; Devices – interventional diagnostic and therapeutic devices to treat coronary artery and peripheral vascular disease, including Intravascular Ultrasound (IVUS), Intracardiac Echo (ICE), fractional flow reserve (FFR) and instantaneous wave-free ratio (iFR) physiology measurement, atherectomy catheters, a dissection repair implant, as well as drug-coated balloons and lead extraction devices

Diagnosis & Treatment

Total sales by business

2021
Diagnostic Imaging	42%
Ultrasound	19%
Enterprise Diagnostic Informatics	8%
Image Guided Therapy	31%

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

At year-end 2021 Diagnosis & Treatment had around 32,000 employees worldwide.

2021 business highlights

Philips received US FDA clearance for its SmartCT (Cone Beam CT) application for the Azurion image-guided therapy system, which provides interventionalists with CT-like 3D images to enhance procedural outcomes and fits seamlessly into existing workflows. An industry-first, Philips also introduced ClarifEye Augmented Reality Surgical Navigation, advancing minimally invasive spine procedures in the hybrid operating room.

Philips has pioneered spectral CT diagnostics. The company’s new Spectral CT 7500, which enables customers to benefit from a reduction in follow-up scans, increased certainty in lesion characterization, and reduced time to diagnosis, is attracting strong customer demand. For example, the University Medical Center Utrecht in the Netherlands installed two Spectral CT systems, with the aim of providing greater confidence in mainstream clinical diagnosis – for all patients and in all exams.

Building on the success of the IntraSight interventional applications platform, we further reinforced Philips’ leading position in image- guided therapy with the introduction of IntraSight Mobile, which offers users in hospitals and office-based labs the integration, flexibility and affordability of a single mobile system for intravascular imaging, physiology measurements and co-registration for seamless workflows and enhanced patient care.

Philips announced progress on several clinical studies including the positive two-year clinical study results for the Tack Endovascular System for dissection repair, the first patient enrollment in the DEFINE GPS multicenter study to further drive the adoption of iFR for percutaneous coronary interventions based on clinical evidence, and the start of the WE-TRUST multicenter stroke study to shorten treatment times by identifying, planning and treating ischemic stroke patients in the interventional suite. Moreover, Philips announced the first structural heart repair procedure at Mayo Clinic using its new 3D intracardiac echocardiography catheter VeriSight Pro.

Building on Philips’ leadership in image-guided therapy solutions in cardiology, the company is further strengthening its position in fast- growing adjacencies such as neurology and oncology. For example, USA-based Piedmont Health equipped its neurosurgical operating rooms with a specialized version of Philips Azurion for the treatment of stroke. Philips also announced positive results of a clinical study aimed at setting a new standard of safety and accuracy in the diagnosis of small peripheral lung lesions using Philips Lung suite.

Philips launched next-generation digital pathology solution, Philips Digital Pathology Suite – IntelliSite – which features a comprehensive, scalable suite of software tools and capabilities designed to help streamline workflows, enhance diagnostic confidence, facilitate team collaboration, integrate artificial intelligence (AI) and increase the efficiency of pathology labs. Underlining its leading role in digital pathology, the company partnered with Healius Pathology, one of Australia's leading providers of private medical laboratory and pathology services, to deploy a multi-site digital pathology solution across Healius’ National Pathology Network.

Philips introduced new AI-enabled software and systems in MR, including the MR 5300, its second helium-free for life MR operations 1.5T system, the MR 7700 3.0T system for neuro applications, and MR Workspace, which simplifies the path from image acquisition to diagnosis.

The company enhanced its EPIQ and Affiniti ultrasound systems with tele-ultrasound capabilities, as well as adding liver fat quantification tools that allow allows non-invasive diagnosis of early-stage fatty liver disease.

A new addition to its Ambient Experience portfolio, Philips launched Pediatric Coaching, a holistic solution designed to be a less stressful experience for parents and their children undergoing MRI scans. The company also announced an initiative with the Walt Disney Company EMEA to test the effects of custom-made animations, including specially-made Disney stories, within Philips’ Ambient Experience hospital environments.

Philips further expanded its leading image-guided therapy portfolio through the acquisition of Vesper Medical, adding a venous stenting solution to address the root cause of chronic deep venous disease and enhance patient care. This will complement Philips’ strong IVUS offering in venous imaging and expand the company's growth in the vascular therapy market.

Philips received FDA clearance for its new MR 5300 system, continuing the advancement of the company’s helium-free for life operating portfolio. Powered by AI, the MR 5300 simplifies and automates complex clinical and operational tasks for outpatient clinical use and MR departments to help accelerate workflows and improve access to affordable, quality care.

Further expanding the company’s comprehensive CT portfolio, Philips introduced the new CT 5100 Incisive with CT Smart Workflow, comprising AI-enabled capabilities designed to accelerate workflows, enhance diagnostic confidence, and maximize system up-time.

6.4.2Connected Care businesses

Spanning the entire health continuum, the Connected Care businesses help broaden the reach and deepen the impact of healthcare – with solutions that unite devices, informatics, data and people across care networks. In this way, Philips connects patients and caregivers across care settings, delivering clinical, operational and therapeutic solutions that help our customers address the Quadruple Aim of better health outcomes, improved patient and staff experience, and lower cost of care.

In 2021, Connected Care continued to play a crucial role in fulfilling patient and customer needs created by the COVID-19 global pandemic – delivering core systems such as patient monitors, supporting the expansion of telehealth for the ICU, providing ventilators and oxygen, and delivering remote patient care safely.

COVID-19 continues to accelerate the digital transformation of healthcare, enabled by, for example, cloud and SaaS offerings. Increasingly, our customers need to support the transition of care, in the hospital and from the hospital to the home, making virtual care services an essential part of healthcare delivery. At the same time, they want to be able to unlock data siloes and translate data into clinical and operational insights to support better outcomes. And they want to leverage automation and remote support in order to improve workflows and alleviate staffing constraints.

In 2021, Connected Care rose to these challenges in large, growing and diverse markets, supported by the recent acquisitions in clinical data services and the increased focus on informatics.

Philips has a deep understanding of clinical care and the patient experience inside and outside the hospital. The combination of our advanced technological solutions and consultative approach allows us to be an effective partner to our customers in their transformation, both across the enterprise and at the level of the individual clinician, nurse and patient. Our consultation services are set up to help redesign and optimize patient and work flows, as well as to provide predictive analytics, customized training and improved accessibility across our application landscape, thus reducing the burden on hospital staff and improving patient safety.

This requires secure common digital data platforms that connect and align consumers, patients, payers and healthcare providers in an interoperable manner. Philips’ platforms aggregate and leverage information from clinical devices, patient and historical data to support care providers in patient engagement, diagnostics, (ambulatory) patient monitoring and (clinical) therapy solutions.

In June 2021, our subsidiary, Philips Respironics, initiated a voluntary recall notification in the United States and field safety notice outside the United States for certain sleep and respiratory care products to address identified potential health risks related to the polyester-based polyurethane (PE-PUR) sound abatement foam in these devices. Following the substantial ramp-up of its production, service and repair capacity in 2021, the repair and replacement program in the United States and several other markets is under way. As of January 2022, Philips Respironics has shipped a total of approximately 750,000 repair kits and replacement devices to customers and aims to complete the repair and replacement program in the fourth quarter of 2022.

In 2021, the Connected Care segment consisted of the following areas of business:

  Hospital Patient Monitoring: This business delivers acute patient management solutions to improve clinical and patient outcomes and achieve operational and economic efficiencies. Leveraging a strong presence in the ICU, Hospital Patient Monitoring solutions enhance customers’ experience and improve patient outcomes with seamless patient data monitoring from admission to discharge, and by turning patient data into clinical insights that are actionable at the right time and specific to targeted care settings.
  Emergency Care: Our business propositions play a critical role in connected acute care management, both inside and outside the hospital, including cardiac resuscitation (e.g. AEDs) and emergency care solutions (devices, services, and digital/data solutions).
  Sleep & Respiratory Care: Philips’ cloud-based sleep and respiratory patient management solutions enable the care of more than 10.5 million connected patients, driving adherence, reimbursement and remote patient management. This extends from ambulatory patient care solutions for obstructive sleep apnea, to end-to-end solutions that encompass consumer engagement, diagnostics, people-centric therapy, cloud-based connected propositions and care management services for patients with COPD (Chronic Obstructive Pulmonary Disease) and respiratory conditions. Hospital Respiratory Care provides invasive and non-invasive ventilators for acute and sub-acute hospital environments; Home Respiratory Care supports chronic care management in the home.
  Connected Care Informatics*): This business includes a fully integrated Electronic Medical Record & Care Management business, which enables centralized management of clinical, organizational and operational processes, virtual care delivery propositions, including remote patient management, and real-time monitoring in acute care, including telehealth in the ICU. Philips’ Tele-ICU program continues to play a pivotal role, enabling clinicians and nursing staff to remotely monitor a scalable number of ICU beds from a central monitoring facility with predictive analytics, enabled by Philips’ HealthSuite Platform. In 2021, Philips acquired Capsule Technologies, Inc., which now forms part of Clinical Data Services. Capsule is a leading player in medical device and data integration across the enterprise, integrating with more than 1,000 vendor-agnostic device models. Building on its core integration and interoperability capabilities, along with the Philips HealthSuite Platform, we will fuel our data and healthcare Internet of Things (IoT) capabilities in support of integrated workflow solutions for the hospital. In 2021, Philips also acquired BioTelemetry, Inc. and it now forms part of the Ambulatory Monitoring & Diagnostics business. BioTelemetry holds a leading position in patient care management in ambulatory and home care settings in North America through a suite of cardiac diagnostic and monitoring solutions to identify heart rhythm disorders supported by Artificial Intelligence algorithms.

Connected Care

Total sales by business

2021
Hospital Patient Monitoring	43%
Emergency Care	5%
Sleep & Respiratory Care	37%
Connected Care Informatics	15%

In most of the Connected Care businesses, revenue is earned through the sale of products and solutions, customer services fees and software license fees. Where bundled offerings result in solutions for our customers, or offerings are based on the number of people being monitored, we see more usage-based earnings models. In the patient care management businesses (Ambulatory Monitoring & Diagnostics and Sleep & Respiratory Care), revenue is generated through clinical services, product sales and through rental models, whereby revenue is generated over time.

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

Sales at Philips’ Connected Care businesses are generally higher in the second half of the year, largely due to customer spending patterns. However, in 2021, the Philips Respironics voluntary recall notification in the Sleep & Respiratory Care business in June had a negative impact on sales in the second half of the year.

At year-end 2021, the Connected Care businesses had around 18,000 employees worldwide.

*)In Q3 2021, Personal Emergency Response Services and Senior Living, including the Aging & Care Giving business, was sold to Connect America.

2021 business highlights

Philips launched two new HealthSuite informatics solutions which are scalable across the enterprise, to support its customers in achieving the Quadruple Aim of healthcare: Patient Flow Capacity Suite, a solution that helps hospitals manage the complete patient journey, and Acute Care Telehealth, which builds on Philips’ successful Tele-ICU solutions.

Philips’ recently acquired Capsule business continued to add new device drivers to its Medical Device Information Platform, which will be integrated with HealthSuite. With more than 1,000 unique types of medical devices capable of integrating with the platform, customers can connect more devices to advance health systems’ digital transformation with intelligent, vendor-agnostic tools that turn complex data streams into actionable insights.

Philips introduced its integrated Interventional Hemodynamic System with the portable Patient Monitor IntelliVue X3, providing advanced vital signs measurements at the tableside in the interventional suite and continuous monitoring across care settings. Uninterrupted patient monitoring can help to improve clinical decision making and timely detection of potential adverse events at every stage.

Expanding its portable patient management offering, Philips introduced the Medical Tablet, a portable monitoring kit designed to help clinicians remotely monitor larger patient populations during emergency situations. This new offering, which is available in North America, Europe and Japan, provides remote access to patient data to improve workflows and better manage increased patient volumes.

Philips entered into a partnership agreement with Orbita Inc., a provider of conversational artificial intelligence (AI) solutions for healthcare, to co-create next-generation conversational virtual assistants for Philips’ consumer health and patient support applications.

Philips announced a collaboration with USA-based MedChat to integrate MedChat’s live chat and AI-driven chatbot services into Philips Patient Navigation Manager. With the combined offering, Philips enables its customers in North America to create automated communication workflows that function seamlessly alongside patient access and call center operations.

Highlighting the company’s leading position in high-acuity care settings, Philips received FDA clearance for the IntelliVue MX750 and MX850 patient monitors, which are uniquely designed to support scalability, alarm management, cybersecurity, and enhanced infection prevention within the hospital.

Building on the ambulatory cardiac diagnostics and monitoring solutions resulting from the BioTelemetry acquisition, Philips announced the acquisition of Cardiologs (closed on January 7, 2022), adding a vendor-neutral heart disorder screener and ECG analysis applications based on machine learning algorithms. This technology will accelerate diagnostic reporting and streamline clinician workflow and patient care.

6.4.3Personal Health businesses

Our Personal Health businesses play an important role on the health continuum – in the healthy living, prevention and home care stages – delivering compelling value propositions to enable people to live a healthy life and proactively manage their own health.

We aim to drive profitable growth through a relentless focus on innovation across three key areas:

  Reaching more people through consumer-driven product and solutions innovation
  Accelerating online growth and engaging more people through an end-to-end digital approach
  Expanding our ecosystem through partnerships with leading retailers and scaling new business models

In September 2021, Philips completed the sale of its Domestic Appliances business to Hillhouse Investment, a global investment firm. The results of this transaction, which Philips announced in March 2021, are reported under Discontinued operations for 2021. As a result, in 2021, the Personal Health segment consisted of the following remaining areas of business:

  Oral Healthcare: power toothbrushes for a range of price segments, from entry-level battery-operated toothbrushes for a young audience, to premium intuitive power toothbrushes connected to the Sonicare app with in-app coaching and teledentistry service; brush heads, which are also available as a subscription service; products for interdental cleaning and for teeth whitening
  Mother & Child Care: products to support parents and babies in the first 1,000 days, including infant feeding (breast pumps, baby bottles, sterilizers), digital parental solutions (Pregnancy+ and Baby+ apps)
  Personal Care: products from entry-level to premium for male grooming (shavers, OneBlade, groomers, trimmers, hair clippers), including premium solutions with SkinIQ technology and in-app coaching for a personalized shave, blade subscriptions; beauty solutions (skin care, hair care, hair removal), including solutions with the latest SenseIQ technology that sense and adapt for personalized care, also available through subscription models.

Personal Health

Total sales by business

2021
Oral Healthcare	34%
Mother & Child Care	10%
Personal Care	56%

Through our Personal Health businesses, we offer a broad range of solutions in various consumer price segments, always aiming to offer and realize premium value. We continue to rationalize our portfolio of locally relevant innovations and increase its accessibility, particularly in lower-tier cities in growth geographies. A notable aspect of our commercial strategy is driving increased direct-to-consumer relationships and sales through our consumer communities and online store. Worldwide about half of our Personal Health sales now take place online.

We are leveraging connectivity to offer new business models, partnering with other players in the health ecosystem, e.g. insurance companies, with the goal of extending opportunities for people to live healthily, prevent or manage disease. We are engaging consumers in their health journey in new and impactful ways through social media and digital innovation.

For example, we strongly believe in the connection between good oral care and good overall health - a belief underpinned by the World Health Organization (WHO), which adopted a resolution on oral healthcare in May 2021. Good oral care is important for everyone. And since everyone is different, oral healthcare should also be personalized to each user, so they can get the best health outcome. Philips Sonicare offers a wide range of solutions for complete oral care: from intelligent and intuitive power toothbrushes to interdental cleaning solutions and apps that help users to manage their complete oral care on a daily basis and give the option to share brushing data with their dental practitioners, putting personalized guidance at their fingertips.

We also offer mobile solutions to support parents and parents-to-be for a more informed, more connected and healthier journey to parenthood. The Pregnancy+ app and Baby+ app offer parents supportive content at every stage of their first 1,000-day journey. Pregnancy+ also offers state-of-the-art, photo-realistic and interactive 3D fetal models to make the experience even more exciting, with new, personalized content for each day of the pregnancy. As of year-end 2021, the Pregnancy+ app and Baby+ app combined have more than 56 million downloads, almost 2 million daily active users, and are available in 22 languages.

The company’s wide portfolio of connected consumer health platforms leverages Philips HealthSuite Platform, a cloud-enabled connected health ecosystem of devices, apps and digital tools that support personalized health and continuous care.

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

At year-end 2021, Personal Health employed around 10,000 people worldwide.

2021 business highlights

The global launch of Philips’ most advanced electric toothbrush, the Sonicare 9900 Prestige, was positively received by consumers. The premium electric toothbrush leverages AI to optimize the user’s brushing technique, ensuring full coverage of their teeth, and instills brushing habits that improve oral health.

Toward the end of the year, Philips completed the successful roll-out of the Sonicare 9900 Prestige in North America, China, Europe, Middle East and Asia Pacific. It finished #1 in the Stiftung Warentest, Europe’s leading consumer organization. Philips further expanded its oral healthcare portfolio with the launch of innovative interdental cleaning devices in North America, China and Asia Pacific.

Underlining Philips’ strategy to deliver locally relevant solutions, the company launched several oral healthcare innovations targeting multiple price points in China, including two new electric toothbrushes. In addition, Philips launched its professional teeth whitening offering Zoom in China through a local partnership with LinkedCare, one of the largest dental solution providers in the Chinese dental market.

Expanding the company’s leading male grooming portfolio, Philips introduced the Shaver Series 9000 with SkinIQ technology in markets around the world, including China, North America and Europe. The premium shaver leverages AI and sensors to offer a personalized shave tailored to each unique skin and hair type.

Philips produced its 100 millionth OneBlade, just 5 years after its launch in 2016. The Philips OneBlade has disrupted shaving markets worldwide, creating a new category for shaving, trimming, and edging.

Philips introduced the Lumea IPL 9000 series with SenseIQ technology for personalized hair removal, which is now also available through a Try&Buy subscription model in various European countries.

The No. 1 worldwide pregnancy app that’s the most recommended app by midwives and pediatricians, the Philips Pregnancy+ app, debuted in India. The Philips Pregnancy+ app is currently available in 175+ countries worldwide, and offers a fully immersive experience for expecting parents, enabling them to track their baby’s growth, all with personalized content supported by clinical expertise.

Philips’ newest baby tech launched in North America (with subsequent markets launching throughout 2022): the Philips Avent Natural Baby Bottle with Natural Response nipple, which releases milk only when baby actively drinks, just like breastfeeding, easing the switch between breast and bottle.

6.4.4Other

In our external reporting on Other we report on the items Innovation & Strategy, IP Royalties, Central costs, and other small items. At year-end 2021, around 18,000 people worldwide were working in these areas.

About Other

Innovation & Strategy

The role of Innovation & Strategy is to listen to the voice of the customer and, in collaboration with the operating businesses and the markets, direct the company strategy and innovation roadmap to achieve our growth and profitability ambitions. The various components of Innovation & Strategy include: the Chief Technology Office (CTO), Research, HealthSuite Platform, the Chief Medical Office, Engineering Solutions, Experience Design, Healthcare Transformation Services, Strategy, and Partnerships. Our four largest Innovation Hubs are in Eindhoven (Netherlands), Cambridge (USA), Bangalore (India) and Shanghai (China).

The Innovation & Strategy function tunes into industry trends and customer signals to develop innovations that solve real-world problems for healthcare customers and consumers. Innovation & Strategy advances innovation together with Philips' businesses, markets and partners. This entails cooperation between research, design, medical affairs, professional services, marketing, strategy and businesses in a multi-disciplinary fashion, from early exploration to first-of-a-kind offerings.

Innovation & Strategy actively participates in Open Innovation through relationships with academic, clinical, industrial partners and start-ups, as well as via public-private partnerships. It does so in order to improve innovation speed and agility, to capture and generate new ideas, and in some cases to leverage third-party capabilities. This may include sharing the related financial exposure and benefits.

Finally, Innovation & Strategy sets the agenda to drive continuous improvement in the Philips product and solution portfolios. Innovation & Strategy improves the efficiency and effectiveness of innovation through Centers of Excellence, such as Platform Modularity & Re-use, Data Science, Artificial Intelligence and Internet of Things.

Chief Technology Office (CTO) and Philips Research

The Chief Technology Office orchestrates customer-centric innovation strategy and portfolio management, and drives adoption of digital architecture and platforms, Data Science and AI, as well as excellence in software, across Philips’ businesses and markets. Philips Research initiates game-changing innovations – based on deep customer insights and technology advancements – that disrupt and cross boundaries in health technology and care delivery. It does so to increase the availability and accuracy of healthcare and improve clinical and economic outcomes, as well as supporting the associated transformation of Philips into a digital solutions company. CTO and Research encompass the following organizations:

  Innovation Management, responsible for end-to-end innovation strategy and portfolio management, integrated roadmaps linking products, systems and software to solutions, New Business Creation Excellence, R&D competency management, Clinical Research Board, Innovation Transformation and Performance Management and public funding programs.
  The Chief Architect Office defines the reference architecture for the HealthSuite Platform, domain-specific digital application platforms, and Modular Systems, covering all systems, products, services, solutions and digital IT in Philips.
  The Software Center of Excellence drives adoption of industry best practices in creating and maintaining application-level software, modular and configurable system design and model-based system engineering.
  The Data Science and AI Center of Excellence defines and deploys strategies and best practices for dealing with Data Science and AI in a responsible and compliant way, and develops common tools to facilitate the development process and co-creation of innovative propositions with clinical and business partners.
  Philips Research, as co-creator and strategic partner of the Philips businesses, markets and complementary Open Innovation ecosystem partners, drives customer needs-focused front-end innovation and clinical research at sites across the globe. The role of Research increasingly goes beyond early-stage proof-of-concept, including advanced development of smart connected devices and systems, and integrated solutions and services, fitting regionally relevant digital ecosystems.
Philips HealthSuite Platform

Philips HealthSuite Platform helps unlock the power of data to enable healthcare professionals, patients and consumers to engage in connected care. Its modular set of re-usable digital capabilities liberate, integrate and enable actionable insights on data from disparate systems within a secure environment. HealthSuite Platform helps accelerate the development and deployment of digital propositions across the health continuum, supporting better health outcomes, improved patient/consumer and staff experience, and lower cost of care.

Chief Medical Office

The Chief Medical Office is responsible for clinical innovation and strategy, healthcare economics, clinical evidence generation, medical affairs and market access, clinical education, as well as medical thought leadership, with a focus on healthcare governance and organization, the Quadruple Aim and value-based care. This includes engaging with stakeholders across the health continuum to extend Philips’ leadership in health technology and acting on new value-based reimbursement models that benefit the patient, health professional, care provider and payer.

Leveraging the knowledge and expertise of the medical professional community across Philips, the Chief Medical Office includes many healthcare professionals who practice(d) in the world’s leading health systems. Its activities include strategic guidance built on clinical and scientific knowledge, building and nurturing customer partnerships and growth opportunities, fostering peer-to-peer relationships in relevant medical communities, driving co-innovation with customers, liaising with medical regulatory bodies, and supporting clinical and economic evidence development.

Engineering Solutions

Engineering Solutions is accountable for bringing engineering capabilities in Philips to world-class level to realize innovations that deliver on our customers’ needs, advancing the Quadruple Aim. Taking a customer-first approach, Engineering Solutions turns ideas into working innovations by providing deep engineering expertise, cross-business product platforms, and innovation processes and tools. Engineering Solutions also works for selected external companies in the healthcare, high-tech and semiconductor industries.

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

  Philips Innovation Center Eindhoven, with satellites in Hamburg, Paris and Moscow, is Philips’ largest cross-functional Innovation Hub, hosting the global headquarters of most of our central innovation organizations. Many of the company’s core research programs are also run from here, as well as innovation for digital platforms and solution & services delivery.
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
  Philips Innovation Center Bangalore is our largest software-focused site, with over 3,400 engineers. In addition, it hosts, among others, R&D teams from most of our operating businesses and IT. The Center also functions as the hub for market-driven innovation in surrounding geographies in Asia Pacific, Africa, and Middle East & Turkey.
  Philips Innovation Center Shanghai is a key contributor to the healthcare and healthy living transformation of China. It combines digital innovation, research and solutions development for the China market, participating in local digital ecosystems, while several of its locally relevant innovations are also finding their way globally. Programs focus on personal health, clinical informatics for precision diagnosis, and connected care solutions.

Alongside the hubs, where most of the central Innovation & Strategy organization is concentrated together with selected business R&D and market innovation teams, we continue to have significant, but more focused innovation capabilities integrated into key technology centers at our other global business sites.

Philips Experience Design and Healthcare Transformation Services

Philips Experience Design is the global design function for the company, ensuring the user experiences of our innovations are inspiring, meaningful, people-focused, and locally relevant. Philips Experience Design also ensures the Philips brand experience is distinctive, consistently expressed across all customer touchpoints, and drives customer preference. A key enabler for this is an engaging and differentiating design language system (DLS) that is embedded in software, hardware, and services across our businesses. Philips Experience Design partners with stakeholders across the enterprise in applying creativity and design thinking, from defining value propositions to co-creating solutions with customers, as well as developing new approaches in areas such as data-enabled design tools and processes that help create meaning and capture value from data. Philips Experience Design received a record 182 awards for design excellence in 2021.

Philips Healthcare Transformation Services (HTS) is a consulting practice within Philips that helps our customers improve process efficiency and enhance the care experience. Our consultants leverage co-create methodologies with the aim of creating solutions that are tailored specifically to the challenges facing our customers, as local circumstances and workflows are key ingredients in the successful implementation of solutions. HTS is a team of healthcare transformation practitioners with clinical and consulting expertise delivering a portfolio of methods and tools in operational and clinical transformation, environment and experience design, and digital transformation and performance analytics.

IP Royalties

Philips Intellectual Property & Standards (IP&S) proactively pursues the creation of new Intellectual Property (IP) in close co-operation with Philips’ operating businesses and Innovation & Strategy. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips’ businesses to support their growth, competitiveness and profitability.

Royal Philips’ IP portfolio currently consists of 57,000 patent rights, 33,000 trademarks, 114,000 design rights and 2,900 domain names. Philips filed 860 new patents in 2021, with a strong focus on the growth areas in health technology services and solutions.

Philips earns substantial annual income from license fees and royalties.

Philips believes its business as a whole is not materially dependent on any particular third-party patent or license, or any particular group of third-party patents and licenses.

Central costs

We recharge the directly attributable part of the functional costs to the business segments. The remaining part is accounted for as 'central costs', and includes costs related to the Executive Committee and Group functions such as Strategy, Legal and Audit fees.

Real estate

Philips is present in more than 75 countries globally and has its corporate headquarters in Amsterdam, Netherlands. Our real estate sites are spread around the globe, with key manufacturing and R&D sites in Europe, the Americas and Asia.

In 2021, we relocated key offices in Farnborough (UK), Stockholm (Sweden), Toronto (Canada), Gurgaon (India) and Istanbul (Turkey). We invested in, amongst others, our sites in Plymouth (USA), Eindhoven (Netherlands), Alajuela (Costa Rica), Pune (India) and Böblingen (Germany) to create an engaging workplace that can help attract and retain the best talent. We have continued to drive productivity by optimizing our footprint globally and reducing the number of sites through post-acquisition integration programs, as well as by implementing our Future of Work concept to support hybrid working in 2022.

We have fully transferred 33 properties and partially transferred 48 properties as part of the sale of our Domestic Appliances business.

In line with our Environmental ESG commitment towards 2025, we continue to actively optimize our real estate portfolio. Having met our goal of bringing our site-related CO2 emissions under 35 kilotons per year in 2020, we further reduced our CO2 emissions by 15% in 2021. In addition, we reached 73.9% renewable energy in 2021, meeting our 2021 target of 72% and on track to achieve our target of 75% by 2025.

The vast majority of our locations consist of leased property, and we manage these closely to keep the overall vacancy rates of our property below 5% and to ensure the right level of space efficiency and flexibility to follow our business dynamic. Occupancy rates in Philips office locations continued to decrease in 2021 as a result of COVID-19, and this trend is expected to continue in 2022. The net book value of our land and buildings at December 31, 2021, represented EUR 1,388 million; construction in progress represented EUR 24 million. Our current facilities are adequate to meet the requirements of our present and foreseeable future operations.

6.5Our geographies

6.5.1Our Markets

We address North America, Western Europe and other mature geographies, as well as Greater China and other growth geographies, via three market groups – North America, Greater China and International Markets – which are active in more than 100 countries worldwide.

The Markets’ core objective is to understand local market/customer needs, to create and activate the local marketing plans, to develop and manage the relationship with existing and new customers, to deliver orders, and to manage and service the installed base of equipment and informatics at our customer sites. The Markets manage the market-oriented profit-and-loss account (P&L). They act as the voice of the customer in the creation of the suite of solutions strategy, bring relevant products and solutions to market, and ensure local solution delivery and service execution, as well as managing the integral go-to-market approaches to our key customers and indirect channels – all with the aim of maximizing long-term customer value and gaining market share.

To take quick decisions that are locally relevant and as close to the customer as possible, our Businesses and Markets work closely together in Business-Market Combinations (BMCs) – Ultrasound-Japan, for example. Through the BMC process it is agreed where to compete and how to win. Businesses and Markets bear joint accountability for managing the operational end-to-end consumer and customer value chain and the collaborative P&L, while leveraging the functional excellence and shared infrastructure of the company.

6.5.2Macro-economic landscape in 2021

In 2021, the world economy experienced strong growth, largely due to the base effect from the recession suffered in 2020 as a result of the COVID-19 pandemic. The economic re-opening seen in 2021 has led to significant economic recoveries, although the COVID-19 pandemic and global supply bottlenecks persist. According to Oxford Economics, global real GDP is estimated to have grown by 5.8% in 2021, compared with the -3.5% estimated for 2021 in 2020. Across Philips’ markets, Latin America, Europe and Japan are estimated to have not yet reached their 2019 real GDP levels. Oxford Economics expects global real GDP growth to moderate to 4.2% in 2022.

6.5.32021 highlights from our Market Groups

North America

Philips continued to focus on helping customers drive innovation in areas such as cancer care, cardiovascular care and provider digital transformation, while forging strategic partnerships to advance artificial intelligence (AI) and data analytics. 2021 saw our long-term strategic partnerships continue to expand into these areas, as health systems looked to advance care for their communities.

New York University Langone Health’s Department of Pathology worked with us to integrate Philips Genomics Workspace into their EMR (electronic medical record) and enable the largest cancer sequencing test in the industry. We signed a long-term strategic partnership specifically focused on integrated cardiovascular solutions with Lankenau Heart Institute, part of Main Line Health, and formed a unique partnership with the University of California, San Francisco (UCSF), to develop AI technologies that will enable personalization and make it easier for patients to select providers, access their health information and receive virtual care at home. Further, Baptist Health signed a 10-year strategic partnership to help standardize patient monitoring solutions, supporting their digital transformation goals.

Our partnerships in 2021 also highlighted our commitment to health equity and sustainability. The US Chamber of Commerce Foundation, in partnership with Philips and the Platform for Accelerating the Circular Economy (PACE), expanded the Capital Equipment Coalition (CEC) to North America to accelerate transformation to a circular economy model. We are also working with the National Minority Quality Forum (NMQF), as part of a joint mission to raise awareness of and support on key issues such as maternal mortality among Black women, leveraging Philips resources and technology, e.g. the Pregnancy+ app, to help close the healthcare disparities gaps.

In keeping with our belief in the added value of AI, we announced the Philips Sonicare 9900 Prestige, an AI-enabled toothbrush with SenseIQ technology. Philips Sonicare continues to be the sonic toothbrush brand most recommended by US dental professionals, and we maintain a No. 1 market share in electric male grooming.

Greater China

In 2021 we continued our efforts to provide innovative health technology solutions in support of China’s national health strategy, Healthy China.

Philips provided the Yili Chuanxin Oncology hospital in Xinjiang, a newly established top-tier private hospital, with an Oncology solution to address the hospital’s clinical needs in screening, precision diagnosis, targeted treatment and rehabilitation of cancer patients. The solution includes IntelliSpace Digital Pathology and the Ingenia 3.0T MR, IQon Spectral CT, Incisive CT and CT Big Bore imaging systems, combined with IntelliSpace Portal for advanced visualization and analysis.

Driven by the China Healthcare Reform, PCI (Percutaneous Coronary Intervention) procedures are gradually being transferred from top-tier hospitals to low-tier hospitals, which urgently need medical technology to help doctors provide quality diagnosis and treatment to cardiovascular patients. We provided an integrated solution, including Azurion and IVUS (intravascular ultrasound), to a county-level hospital in Kaifeng, Henan Province, to address the hospital’s needs in the diagnosis and treatment of PCI patients.

Philips provided The First Affiliated Hospital of Zhengzhou University – one of the biggest hospitals in the world, with more than 10,000 beds – with a range of advanced diagnostic imaging and image-guided therapy systems, including IQon Spectral CT and the Azurion image-guided therapy platform.

We signed a solutions contract with Gansu Provincial Maternity and Child Care Hospital to streamline and advance the delivery of critical care across multiple departments. The contract includes patient monitors, an ECG management system, and ICCA (IntelliSpace Critical Care and Anesthesia) informatics systems.

For consumers, we launched an integrated platform, Philips Healthy Living Lab, in which Philips is partnering with other brands, such as Unilever, IHG and Alibaba, to engage consumers with healthy living experiences.

Underlining our strategy to deliver locally relevant solutions, the company launched several oral healthcare innovations targeting multiple price points in China, including two new electric toothbrushes. In addition, Philips launched its professional teeth whitening offering Zoom in China through a local partnership with LinkedCare, one of the largest dental solution providers in the Chinese dental market.

Recognizing the need for local-for-local development and manufacturing in China, we continue to strengthen our innovation centers in China and aim to achieve 90% localization by the end of 2023.

International Markets

In our International Markets we strive to execute on a shared global vision whilst meeting the unique local needs and circumstances of our customers. Our goal is to elevate customer relationships and move from being a trusted supplier of equipment, services and software to a transformational partner directly contributing to our customers’ long-term success. To support this vision we have made great progress on leveling up our go-to-market model, developing scalable solutions and software, expanding fit-for-future capabilities, reinvesting revenue to enable new business models, and establishing new partnerships.

In 2021, Philips entered into many new customer partnerships, including the following:

Philips and Spanish healthcare group Vithas signed a 5-year strategic agreement, which will allow Vithas Group hospitals and medical centers to benefit from Philips’ latest innovations in diagnostic imaging technology, health informatics and equipment for minimally invasive interventional procedures.

In Germany, Philips signed a 10-year partnership agreement with the Brandenburg University Clinic. The agreement includes a wide range of integrated solutions along the health continuum. Furthermore, Philips will act as the general contractor for an extension to the central operating rooms and cardiology department.

As part of Philips’ 10-year partnership with Rutherford Health to open multiple Community Diagnostic Centers in England, the first center was opened in Taunton, for which Philips provided innovative diagnostic imaging systems, including Ingenia Ambition MR combined with Ambient Experience, which allows patients to control and personalize the imaging environment.

In France, Philips and Rennes University Hospital signed a 5-year technology, research and innovation partnership to advance patient care. The hospital will have access to Philips’ latest technologies and informatics solutions to enhance the diagnosis, treatment, monitoring and management of patients. The multi-year strategic partnership will accelerate clinical research focused on image-guided minimally invasive therapy, neurology, intensive care units and digital pathology.

In the Netherlands, Philips signed a 12-year strategic partnership with IJsselland Hospital, focusing on innovation, digitalization and optimization of care delivery, which also includes the delivery of patient monitoring and imaging solutions, including CT and MRI systems.

In Russia, Philips won several key projects, including one at Moscow City Healthcare Department for ultrasound systems, including lifetime service support for local clinics. The company also concluded a turnkey project for Sakha Republic (Yakutia), equipping the regional hospitals’ cardiology and oncology departments with, among others, our Azurion 7 image-guided therapy solution, MR Ingenia Ambition imaging system, and IntelliSpace Critical Care and Anesthesia informatics system.

In Poland, Philips delivered 15 systems from across the total Azurion portfolio to empower doctors serving patients’ needs in the area of interventional cardiology, electrophysiology (EP), neuroradiology and hybrid solutions.

In Latin America, Philips signed a strategic agreement with UnitedHealth Group, comprising a comprehensive portfolio of Diagnostic Imaging, Image Guided Therapy and Customer Services solutions and a turnkey solution for the renovation of 12 sites in Brazil. Under this agreement, the customer will have access to leading-edge technology, enabling them to dedicate more time to their patients. In Mexico, Philips worked with Digipath to establish the first digital pathology laboratory in the country, with Philips IntelliSite Pathology Solution enhancing productivity and supporting precision medicine and diagnostics.

Philips, together with the Saudi Data and Artificial Intelligence Authority (SDAIA), opened the first AI lab in the Kingdom of Saudi Arabia in October 2021. The Riyadh-based center will spearhead research and development of AI programs and standards to boost the use of AI in the healthcare technology sector, and build an ecosystem of highly skilled AI experts in Saudi Arabia.

6.6Supply chain and procurement

6.6.1Supply chain

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

The COVID-19 pandemic has continued to test the resilience of supply chains globally. Philips has not been immune to the increasing impact of issues, such as the shortage of electronic components and logistical constraints. On the logistics front, we have established long-term contracts with suppliers, ensuring increased reliability – still not at pre-COVID-19 levels due to ports congestion – as well as secured costs and availability on contracted lanes. We have also expanded our rail and road transportation options to diversify our routes. For semiconductors, we have placed non-cancellable orders for an 18-month horizon to ensure our place in the queues. At the same time, we have intensified spot buys and  alternate parts qualifications in partnership with Research & Development. In parallel, we continue our advocacy towards the industry and governments on prioritizing supplies for life-saving equipment. Much like the rest of the industry, however, we remain exposed to sudden breakouts of COVID-19 in various countries and among suppliers, which will continue to make it difficult to predict developments through at least the first half of 2022. All of these challenges have reinforced our strategy for a more ‘regional vs global’ approach to our end-to-end network design.

Philips has continued to progress the consolidation of its manufacturing footprint into versatile ‘multi-modality’ manufacturing sites that produce multiple product categories and are located within or near the regions they serve. We do this for enhanced scale, efficiency, and customer proximity. While our site count has continued to decrease, the number of locations equipped to make the same product is increasing. Philips is using its multi-modality sites, in combination with contract manufacturing partners, to regionally ‘multi-source’ many of its products. This will increase the resilience of our supply chain to manage future, unplanned disruptions and ensure access to public healthcare investment where ‘local’ requirements exist in our largest markets.

We have also made good progress on transforming our warehousing and distribution operations into a more customer-centric and agile network that is more responsive to market volatility. In the last three years, we have reduced our warehousing footprint by 35%, essentially through consolidation and servicing of multiple businesses from a single location.

In 2021 we finalized the implementation of artificial intelligence and machine learning in our baseline demand forecasting operations for all our businesses in order to improve demand forecasting accuracy and manage inventories more efficiently. We achieved an improved forecast accuracy for our Personal Health products of more than 20% in the markets Europe, North America and Greater China. The other markets are in the early operating phase. We have insourced the AI forecasting activities for our health systems and medical devices portfolio from a third-party supplier and increased the baseline demand forecasting accuracy by 8%.

In June 2021, our subsidiary, Philips Respironics, initiated a voluntary recall notification in the United States and field safety notice outside the United States for certain sleep and respiratory care products to address identified potential health risks related to the polyester-based polyurethane (PE-PUR) sound abatement foam in these devices. Following the substantial ramp-up of its production, service and repair capacity in 2021, the repair and replacement program in the United States and several other markets is under way. Production was doubled during the second half of 2021. Philips Respironics plans to treble production volumes during the first half of 2022, subject to availability of inputs and taking into account global semiconductor shortages.

Philips Group

Supplier spend analysis per region

in %

2021
Western Europe	31%
North America	33%
Other mature geographies	6%
Total mature geographies	70%
Growth geographies	30%
Philips Group	100%

6.6.2Procurement

In 2021, strong economic recovery led to sustained high demand. Combined with low levels of inventories and long lead times, this resulted in tightness and scarcity in many markets, as well as volatile spot-market price environments. Under these circumstances, the Procurement function’s priority was to endeavor to safeguard continuity of supply, with dedicated teams by modalities and types of commodities, so that Philips could continue to provide critical healthcare equipment and solutions to our customers all over the world.

Global manufacturing remained in catch-up mode throughout the year. In addition, supply chain bottlenecks and other incidents had direct significant impacts on the already tight markets. Many market risks were in play at the same time – COVID-related delays in supply ramp-ups, the US chemical industry hit by weather storms, the blockage of the Suez Canal, the global shipping container shortage, the energy crisis in China, as well as problems on the gas market in Europe. Especially in the components area, capacity remained a major issue, causing shortages across all end-markets.

6.6.3Supplier sustainability

Philips’ purpose to improve people’s lives applies throughout our value chain. An important area of focus for the Integrated Supply Chain is sustainability, and we are actively working on this together with our partners, whether these be component suppliers or energy or logistics providers. Close cooperation with our suppliers not only helps us deliver health technology innovations, it also supports new approaches that help us minimize our environmental impact and maximize the social and economic value we create.

Since 2003, our sustainability strategy has included dedicated supplier sustainability programs. We have a direct (tier 1) business relationship with approximately 5,800 product and component suppliers and 18,000 service providers. In many cases, social issues deeper in our supply chain require us to intervene beyond tier 1 of the chain.

We want to make a difference through sustainable supply management and responsible sourcing. This is more than simply managing compliance – it is about working together with our supply partners to have a positive and lasting impact. Therefore, the sustainability performance of our suppliers is fully embedded in our procurement organization and strategy.

In 2021, we focused on further maximizing our positive impact on the supply chain, strengthening our maturity-based approach to drive continuous improvement. Through the Supplier Sustainability Performance program, we improved the lives of 430,000 workers in our supply chain (2020: 302,000). We also launched new ways to engage our suppliers, performing deep-dives on human rights impacts and dedicated energy scans to identify cost-effective ways to decarbonize suppliers’ manufacturing environments.

Managing our large and diverse supply chain in a socially and environmentally responsible way requires a structured and innovative approach, while being transparent and engaging with a wide variety of stakeholders. In 2021, our programs focused specifically on improving suppliers’ sustainability performance, responsible sourcing of minerals, and reducing the environmental footprint of our supply base by driving the adoption of science-based targets.

7Financial performance

7.1Performance review

The year 2021

  2021 saw strong growth in orders and sales in the Diagnosis & Treatment and Personal Health segments, with a decline in Connected Care following the extraordinary growth in 2020 and the impact of the Respironics recall. Increases in component and transportation costs, along with shortages of key components due to capacity constraints and delays in transport routes, impacted Philips' sales and profitability.
  Sales amounted to EUR 17.2 billion, a decline of 1% on a nominal and comparable basis. Comparable sales growth*) in the Diagnosis & Treatment businesses was 8% and in the Personal Health businesses 9% on a comparable basis. However, this was more than offset by a 23% decline in the Connected Care businesses. This was largely due to the Respironics recall but also the high comparative base in 2020. Nevertheless, we ended the year with our highest-ever order book, 18% above 2020.
  In Q3 2021, Philips completed the divestment of Domestic Appliances as planned, resulting in a EUR 2.5 billion gain after tax and transaction-related costs; reported in Discontinued Operations.
  Net income amounted to EUR 3.3 billion, an increase of EUR 2.1 billion compared to 2020, mainly driven by the gain on the sale of the Domestic Appliances business. Net income is not allocated to segments, as certain income and expense line items are recorded on a centralized basis.
  Adjusted EBITA*) amounted to EUR 2.1 billion, or 12.0% of sales. Productivity programs delivered annual savings of approximately EUR 279 million. This included approximately EUR 140 million procurement savings, led by the Design for Excellence (DfX) program, and approximately EUR 139 million savings from other productivity programs. While the Diagnosis & Treatment and Personal Health businesses delivered improved profit expansion, the Connected Care businesses showed a decline in Adjusted EBITA*) margin, primarily due to the decline in sales and the impact of the voluntary recall notification in the Sleep & Respiratory Care business.
  Operating cash flow amounted to EUR 1.6 billion, and Free cash flow*) amounted to EUR 0.9 billion.
  In 2021, Philips completed the acquisitions of BioTelemetry and Capsule Technologies, which we believe will further drive our transformation into a solutions company and, in particular, further strengthen our position to improve patient care across care settings for multiple diseases and medical conditions.
  In June 2021, our subsidiary, Philips Respironics, initiated a voluntary recall notification in the United States and field safety notice outside the United States for certain sleep and respiratory care products related to the polyester-based polyurethane (PE-PUR) sound abatement foam in these devices. Following the substantial ramp-up of its production, service and repair capacity in 2021, the repair and replacement program in the United States and several other markets is under way. We recognized a field action provision of EUR 0.7 billion to cover the costs of the recall.
  We expect to resume our growth and margin expansion trajectory in the course of 2022, however, we continue to see volatility and headwinds related to COVID and the supply chain shortages, especially in the first half of the year, despite our ongoing mitigation actions.
  On January 29, 2019, Philips announced a EUR 1.5 billion share buyback program for capital reduction purposes. Approximately half of the program was executed through open market purchases during 2019 and the first quarter of 2020. The other half was executed through individual forward contracts. The last settlement under such contracts took place in December 2021 and the program was completed.
  On July 26, 2021, Philips announced a new EUR 1.5 billion share buyback program for capital reduction purposes. Philips entered into a number of forward transactions in the third quarter, covering approximately half of the program, with settlement dates in 2022, 2023 and 2024. The remainder of the program was executed through open market purchases taking place in Q4 2021 and Q1 2022.
The year 2020
  Sales increased by 1% to EUR 17.3 billion on a nominal basis. On a comparable basis*, overall sales growth was 3%, with 22% growth in the Connected Care businesses, a 2% decline in the Diagnosis & Treatment businesses, and a 7% decline in the Personal Health businesses.
  Net income amounted to EUR 1.2 billion, an increase of EUR 22 million compared to 2019, mainly due to lower net financial expenses and lower income tax expenses, partly offset by higher amortization charges mainly due to a EUR 144 million impairment of goodwill. Net income is not allocated to segments, as certain income and expense line items are recorded on a centralized basis.
  Adjusted EBITA* amounted to EUR 2.3 billion, or 13.2% of sales, in line with 2019. The productivity programs delivered annual savings of approximately EUR 447 million and included approximately EUR 222 million procurement savings, led by the Design for Excellence (DfX) program, and approximately EUR 225 million savings from other productivity programs. While the Connected Care businesses delivered improved profit expansion, both the Diagnosis & Treatment businesses and Personal Health businesses showed a decline in Adjusted EBITA* margin. This was primarily due to lower volumes and resulting lower factory fixed-cost coverage, an adverse mix impact due to lower sales in Ultrasound and Image-Guided Therapy in the Diagnosis & Treatment businesses, and the decline in sales, partly offset by cost savings, in the Personal Health businesses.
  Operating cash flow amounted to EUR 2.5 billion, an increase of EUR 698 million, mainly due to working capital improvements, in particular better management of outstanding receivables. The 2019 figure was mainly attributable to higher earnings, partly offset by higher working capital outflows and higher tax paid. Free cash flow* amounted to EUR 1.6 billion, compared to EUR 0.9 billion in 2019.
  In 2020, Philips completed three acquisitions, with Intact Vascular being the most notable.

Philips Group

Key data

in millions of EUR unless otherwise stated

	2019	2020	2021
Sales	17,147	17,313	17,156
Nominal sales growth	8.0%	1.0%	(0.9)%
Comparable sales growth1)	4.5%	2.9%	(1.2)%
Income from operations	1,366	1,264	553
as a % of sales	8.0%	7.3%	3.2%
Financial expenses, net	(119)	(44)	(39)
Investments in associates, net of income taxes	1	(9)	(4)
Income tax expense	(258)	(212)	103
Income from continuing operations	990	999	612
Discontinued operations, net of income taxes	183	196	2,711
Net income	1,173	1,195	3,323
Adjusted EBITA1)	2,270	2,277	2,054
as a % of sales	13.2%	13.2%	12.0%
Income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted	1.06	1.08	0.67
Adjusted income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted1)	1.74	1.74	1.65
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.2)Shareholders in this table refers to shareholders of Koninklijke Philips N.V.
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.1Results of operations

Sales

The composition of sales growth in percentage terms in 2021, compared to 2020 and 2019, is presented in the following table.

Philips Group

Sales

in millions of EUR unless otherwise stated

	2019	2020	2021
Diagnosis & Treatment businesses	8,485	8,175	8,635
Nominal sales growth	9.8%	(3.7)%	5.6%
Comparable sales growth1)	5.5%	(2.3)%	8.1%

Connected Care businesses	4,674	5,568	4,593
Nominal sales growth	7.7%	19.1%	(17.5)%
Comparable sales growth1)	3.0%	22.1%	(22.6)%

Personal Health businesses	3,516	3,173	3,410
Nominal sales growth	7.2%	(9.8)%	7.4%
Comparable sales growth1)	5.4%	(6.9)%	9.0%

Other	472	396	519

Philips Group	17,147	17,313	17,156
Nominal sales growth	8.0%	1.0%	(0.9)%
Comparable sales growth1)	4.5%	2.9%	(1.2)%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Group sales amounted to EUR 17,156 million in 2021, 0.9% lower than in 2020 on a nominal basis. Considering a 0.3% positive effect from currency and consolidation, comparable sales*) decreased by 1.2%. While the currency effect was negative, mainly due to depreciation of currencies against the euro, and affected all business segments, this was more than offset by a positive consolidation impact from new acquisitions.

Group sales amounted to EUR 17,313 million in 2020, 1.0% higher than 2019 on a nominal basis. Considering a 1.9% negative currency effect and consolidation impact, comparable sales* increased by 2.9%. The negative currency effect was mainly due to depreciation of currencies against the euro and affected all business segments.

Diagnosis & Treatment businesses

In 2021, sales amounted to EUR 8,635 million, 5.6% higher than in 2020 on a nominal basis. Considering a 2.5% negative currency effect and consolidation impact, comparable sales*) increased by 8.1%. This was driven by double-digit growth in Image-Guided Therapy and mid-single-digit growth in Diagnostic Imaging and Ultrasound, reflecting demand for Philips' portfolio and positive market conditions.

In 2020, sales amounted to EUR 8,175 million, 3.7% lower than in 2019 on a nominal basis. Considering a 1.4% negative currency effect and consolidation impact, comparable sales* decreased by 2.3%, as low-single-digit growth in Diagnostic Imaging was more than offset by a high-single-digit decline in Image-Guided Therapy and Ultrasound due to the postponement of installations and elective procedures resulting from the impact of COVID-19.

Connected Care businesses

In 2021, sales amounted to EUR 4,593 million, 17.5% lower than in 2020 on a nominal basis. Considering a 5.1% positive currency effect and consolidation impact, comparable sales*) decreased by 22.6%, following the high COVID-19-generated demand in 2020 and the impact of the Respironics recall in 2021.

In 2020, sales amounted to EUR 5,568 million, 19.1% higher than in 2019 on a nominal basis. Considering a 3.0% negative currency effect and consolidation impact, comparable sales* increased by 22.1%, with double-digit growth in both Monitoring & Analytics and Sleep & Respiratory Care, as our innovations in these therapeutic areas were able to help our customers combat the pandemic.

Personal Health businesses

In 2021, sales amounted to EUR 3,410 million, 7.4% higher than in 2020 on a nominal basis. Considering a 1.6% negative currency effect and consolidation impact, comparable sales*) increased by 9.0%. This was driven by robust customer demand for new product introductions across the world.

In 2020, sales amounted to EUR 3,173 million, 9.8% lower than in 2019 on a nominal basis. Considering a 2.9% negative currency effect and consolidation impact, comparable sales* decreased by 6.9%, driven by a mid-single-digit decline in Personal Care and a high-single-digit decline in Oral Healthcare, mainly caused by lockdowns in several countries.

Other

In 2021, sales amounted to EUR 519 million, compared to EUR 396 million in 2020. The increase was mainly driven by supplies to a divested business and higher royalty income.

In 2020, sales amounted to EUR 396 million, compared to EUR 472 million in 2019. The decrease was mainly due to lower royalty income.

Performance per geographic cluster

Philips Group

Sales by geographic area

in millions of EUR unless otherwise stated

	2019	2020	2021
Western Europe	3,328	3,702	3,645
North America	6,904	6,884	6,781
Other mature geographies	1,804	1,750	1,694
Total mature geographies	12,036	12,336	12,120
Nominal sales growth	6%	2%	(2)%
Comparable sales growth1)	2%	3%	(3)%
Growth geographies	5,112	4,977	5,036
Nominal sales growth	12%	(3)%	1%
Comparable sales growth1)	11%	3%	3%
Philips Group	17,147	17,313	17,156
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in mature geographies in 2021 were 2% lower than in 2020 on a nominal basis and 3% lower on a comparable basis*). Sales in Western Europe were 2% lower year-on-year on a nominal basis and 3% lower on a comparable basis*), with a double-digit decline in the Connected Care businesses, partly offset by high-single-digit growth in the Diagnosis & Treatment businesses and mid-single-digit growth in the Personal Health businesses. Sales in North America were 1% lower year-on-year on a nominal basis and decreased 3% on a comparable basis*), as double-digit growth in the Diagnosis & Treatment businesses and mid-single-digit growth in the Personal Health businesses were largely offset by a double-digit decline in the Connected Care businesses. Sales in other mature geographies decreased by 3% on a nominal basis and were in line with 2020 on a comparable basis*). Mid-single-digit comparable sales growth*) in the Personal Health businesses and Diagnosis & Treatment businesses was partly offset by a double-digit decline in the Connected Care businesses.

Sales in mature geographies in 2020 were 2% higher than in 2019 on a nominal basis and 3% higher on a comparable basis*. Sales in Western Europe were 11% higher year-on-year on a nominal basis and 10% higher on a comparable basis*, with double-digit growth in the Connected Care businesses and mid-single-digit growth in the Personal Health businesses, partly offset by a low-single-digit decline in the Diagnosis & Treatment businesses. Sales in North America were in line with 2019 on a nominal basis, and increased 1% on a comparable basis*, as double-digit growth in the Connected Care businesses was largely offset by a high-single-digit decline in the Diagnosis & Treatment businesses. Sales in other mature geographies decreased by 3% on both a nominal and comparable basis*. Double-digit comparable sales growth* in the Connected Care businesses was more than offset by a double-digit decline in the Personal Health businesses and a mid-single-digit decline in the Diagnosis & Treatment businesses.

Sales in growth geographies in 2021 increased by 1% on a nominal basis and 3% on a comparable basis*), with double-digit growth in the Personal Health businesses and high-single-digit growth in the Diagnosis & Treatment businesses, partly offset by a double-digit decline in the Connected Care businesses. The mid-single-digit comparable sales growth*) was driven by double-digit growth in India, high-single-digit growth in Russia & Central Asia, and mid-single-digit growth in Central & Eastern Europe and Latin America.

Sales in growth geographies in 2020 decreased by 3% on a nominal basis, mainly due to depreciation of their currencies against the euro, but increased 3% on a comparable basis*, with double-digit growth in the Connected Care businesses and mid-single-digit growth in the Diagnosis & Treatment businesses, partly offset by a double-digit decline in the Personal Health businesses. The mid-single-digit comparable sales growth* was driven by double-digit growth in Central & Eastern Europe and Russia & Central Asia and high-single-digit growth in Latin America, partly offset by a mid-single-digit decline in China.

Diagnosis & Treatment businesses

Philips Group

Diagnosis & Treatment businesses sales

in millions of EUR unless otherwise stated

	2019	2020	2021
Western Europe	1,586	1,589	1,743
North America	3,214	2,931	3,088
Other mature geographies	851	835	849
Total mature geographies	5,651	5,355	5,681
Growth geographies	2,834	2,820	2,954
Sales	8,485	8,175	8,635
Nominal sales growth	10%	(4)%	6%
Comparable sales growth1)	5%	(2)%	8%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in growth geographies increased by 5% on a nominal basis in 2021, and on a comparable basis*) showed high-single-digit growth, driven by double-digit growth in Latin America, India and Central & Eastern Europe and mid-single-digit growth in China. Sales in mature geographies increased by 6% on a nominal basis and showed high-single-digit growth on a comparable basis*). Comparable sales*) increased, with double-digit growth in North America and high-single-digit growth in Western Europe.

In 2020, nominal sales in growth geographies were in line with 2019, while comparable sales* showed mid-single-digit growth, driven by double-digit growth in China, Russia & Central Asia and Central & Eastern Europe, partly offset by India and Middle East & Turkey. Sales in mature geographies showed a mid-single-digit decrease on a nominal and comparable basis*. Comparable sales* declined, with a low-single-digit decline in Western Europe and a high-single-digit decline in North America.

Connected Care businesses

Philips Group

Connected Care businesses sales

in millions of EUR unless otherwise stated

	2019	2020	2021
Western Europe	782	1,118	771
North America	2,624	2,882	2,606
Other mature geographies	646	723	606
Total mature geographies	4,052	4,724	3,983
Growth geographies	622	845	609
Sales	4,674	5,568	4,593
Nominal sales growth	8%	19%	(18)%
Comparable sales growth1)	3%	22%	(23)%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in growth geographies decreased by 28% on a nominal basis in 2021, and on a comparable basis*) showed a double-digit decline, with a double-digit decline across most regions. Sales in mature geographies decreased by 16% on a nominal basis and showed a double-digit decline on a comparable basis*), with a double-digit decline in Western Europe and North America and a mid-single-digit decline in Japan.

From a geographic perspective, sales on a nominal basis increased by 36% in growth geographies in 2020 and on a comparable basis* showed double-digit growth, with double-digit growth across all regions. Sales in mature geographies increased by 17% on a nominal basis and showed double-digit growth on a comparable basis*, with double-digit growth across all regions.

Personal Health businesses

Philips Group

Personal Health businesses sales

in millions of EUR unless otherwise stated

	2019	2020	2021
Western Europe	798	847	887
North America	956	931	935
Other mature geographies	266	189	197
Total mature geographies	2,020	1,966	2,019
Growth geographies	1,496	1,207	1,391
Sales	3,516	3,173	3,410
Nominal sales growth	7%	(10)%	7%
Comparable sales growth1)	5%	(7)%	9%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in growth geographies increased by 15% on a nominal basis in 2021, and on a comparable basis*) showed double-digit growth, which was attributable to double-digit growth in Central & Eastern Europe, Russia & Central Asia and Latin America and mid-single-digit growth in China. Sales in mature geographies increased by 3% on a nominal basis, and on a comparable basis*) showed mid-single-digit growth, driven by mid-single-digit growth in Western Europe and North America.

Sales in growth geographies decreased 19% on a nominal basis in 2020, and on a comparable basis* showed a double-digit decline, which was attributable to China. Sales in mature geographies decreased 3% on a nominal basis, and on a comparable basis* showed a low-single-digit decline, due to mid-single-digit growth in Western Europe, which was more than offset by a decline in other mature geographies.

Cost of sales

Philips Group

Cost of sales components

in millions of EUR unless otherwise stated

	2019	as a % of sales	2020	as a % of sales	2021	as a % of sales
Costs of materials used	4,197	24.5%	4,221	24.4%	4,142	24.1%
Salaries and wages	2,261	13.2%	2,316	13.4%	2,245	13.1%
Depreciation and amortization	541	3.2%	591	3.4%	479	2.8%
Other manufacturing costs	2,249	13.1%	2,364	13.7%	3,123	18.2%
Cost of sales	9,249	53.9%	9,493	54.8%	9,988	58.2%

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

Philips’ cost of sales increased by EUR 495 million to EUR 9,988 million in 2021, compared to EUR 9,493 million in 2020, mainly due to the field action provision of EUR 719 million in connection with the Philips Respironics voluntary recall notification in the Sleep & Respiratory Care business reflected in other manufacturing costs. Other key factors influencing cost of sales were as follows:

  Costs of materials used decreased by EUR 79 million in 2021, mainly driven by productivity savings and a positive foreign currency impact, partly offset by the impact of increases in procurement and supply chain costs.
  Salaries and wages decreased by EUR 71 million in 2021, driven by productivity and restructuring savings, partly offset by acquisitions.
  Depreciation and amortization decreased by EUR 112 million in 2021, mainly due to lower impairments of technology assets of EUR 55 million compared to EUR 92 million in 2020.

Philips’ cost of sales increased by EUR 244 million to EUR 9,493 million in 2020, compared to EUR 9,249 million in 2019. Expressed as a percentage of sales, this represented an increase to 54.8% of sales in 2020, from 53.9% of sales in 2019.

Costs of materials used increased by EUR 24 million in 2020, due to higher volume, partly offset by procurement savings of EUR 222 million and a positive foreign currency impact.

Salaries and wages in 2020 increased by EUR 55 million, driven by higher volume, partly offset by productivity measures.

Depreciation and amortization in 2020 increased by EUR 50 million, mainly due to an impairment of a technology asset of EUR 92 million in 2020, compared to an impairment of EUR 50 million in 2019.

Other manufacturing costs increased by EUR 115 million in 2020, mainly due to a provision of EUR 38 million related to legal matters and charges of EUR 34 million due to changes in ventilator demand.

Gross margin

In 2021, Philips’ gross margin was EUR 7,168 million, or 41.8% of sales, compared to EUR 7,820 million, or 45.2% of sales, in 2020. The year-on-year decrease in gross margin was mainly driven by the field action provision of EUR 719 million (representing 4.2% of sales) in connection with the Philips Respironics voluntary recall notification in the Sleep & Respiratory Care business.

In 2020, Philips’ gross margin was EUR 7,820 million, or 45.2% of sales, compared to EUR 7,899 million, or 46.1% of sales, in 2019. The year-on-year decrease in gross margin was mainly driven by a EUR 70 million decrease in IP royalty income, as well as lower coverage of fixed costs in our industrial base, mainly due to the impact of COVID-19.

Selling expenses

Selling expenses amounted to EUR 4,258 million, or 24.8% of sales, in 2021, compared to EUR 4,054 million, or 23.4% of sales, in 2020. The year-on-year increase in selling expenses of EUR 204 million was driven by the acquisitions of BioTelemetry and Capsule Technologies and higher investments in advertising and promotion, partly offset by a positive foreign currency impact and lower restructuring costs. Selling expenses include restructuring, acquisition-related and other charges of EUR 140 million in 2021, compared to EUR 133 million in 2020.

Selling expenses amounted to EUR 4,054 million, or 23.4% of sales, in 2020, compared to EUR 4,125 million, or 24.1% of sales, in 2019. The year-on-year decrease in selling expenses of EUR 71 million was driven by savings from productivity improvements, a positive foreign currency impact and lower restructuring costs, partly offset by costs from new acquisitions. Selling expenses in 2020 included EUR 133 million of restructuring, acquisition-related and other charges, compared to EUR 151 million in 2019.

General and administrative expenses

General and administrative expenses amounted to EUR 599 million, or 3.5% of sales, in 2021, compared to EUR 630 million, or 3.6% of sales, in 2020. The year-on-year decrease of EUR 31 million in general and administrative expenses was mainly driven by lower restructuring, acquisition-related and other charges.

General and administrative expenses amounted to EUR 630 million, or 3.6% of sales, in 2020, compared to EUR 586 million, or 3.4% of sales, in 2019. The year-on-year increase of EUR 44 million in general and administrative expenses was mainly driven by charges related to the separation of the Domestic Appliances business of EUR 37 million. Higher restructuring, acquisition-related and other charges were largely offset by savings from productivity programs.

Research and development expenses

Research and development costs were EUR 1,806 million, or 10.5% of sales, in 2021, compared to EUR 1,822 million, or 10.5% of sales, in 2020. The year-on-year decrease of EUR 16 million was mainly driven by lower restructuring, acquisition-related and other charges. 2021 includes EUR 101 million of restructuring, acquisition-related and other charges, compared to EUR 131 million in 2020.

Research and development costs were EUR 1,822 million, or 10.5% of sales, in 2020, compared to EUR 1,790 million, or 10.4% of sales, in 2019. The year-on-year increase of EUR 32 million was mainly driven by impairments of technology assets in the Connected Care businesses and Diagnosis & Treatment businesses totaling EUR 54 million, offset by lower restructuring and acquisition-related costs and other charges. 2020 included EUR 131 million of restructuring, acquisition-related and other charges, compared to EUR 151 million in 2019.

Philips Group

Research and development expenses

in millions of EUR unless otherwise stated

	2019	2020	2021
Diagnosis & Treatment	928	891	910
Connected Care	463	549	548
Personal Health	195	189	185
Other	204	194	163
Philips Group	1,790	1,822	1,806
As a % of sales	10.4%	10.5%	10.5%

Net income, Income from operations (EBIT) and Adjusted EBITA*)

Net income is not allocated to segments, as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

The following overview shows Income from operations and Adjusted EBITA*) by segment.

Philips Group

Income from operations and Adjusted EBITA1)

in millions of EUR unless otherwise stated

	Income from operations	as a % of sales	Adjusted EBITA1)	as a % of sales
2021
Diagnosis & Treatment	941	10.9%	1,071	12.4%
Connected Care	(732)	(15.9)%	488	10.6%
Personal Health	585	17.2%	599	17.6%
Other	(242)		(105)
Philips Group	553	3.2%	2,054	12.0%
2020
Diagnosis & Treatment	497	6.1%	818	10.0%
Connected Care	711	12.8%	1,198	21.5%
Personal Health	356	11.2%	426	13.4%
Other	(300)		(165)
Philips Group	1,264	7.3%	2,277	13.2%
2019
Diagnosis & Treatment	660	7.8%	1,078	12.7%
Connected Care	269	5.8%	620	13.3%
Personal Health	589	16.8%	672	19.1%
Other	(152)		(100)
Philips Group	1,366	8.0%	2,270	13.2%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Net income in 2021 increased by EUR 2.1 billion compared to 2020, mainly driven by the gain on the sale of the Domestic Appliances business, partly offset by the EUR 719 million field action provision.

Income from operations in 2021 amounted to EUR 553 million, or 3.2% of sales, compared to EUR 1,264 million, or 7.3% of sales, in 2020, mainly impacted by the EUR 719 million field action provision. Adjusted EBITA*) in 2021 was EUR 2,054 million and the margin amounted to 12.0%, compared to EUR 2,277 million and a margin of 13.1%, due to a decline in sales and the impact of supply chain headwinds, partly offset by productivity measures.

Amortization and goodwill impairment charges in 2021 were EUR 337 million. This includes a charge of EUR 13 million related to an impairment of goodwill and amortization charges of EUR 55 million related to an impairment of a technology asset. In 2020, amortization and goodwill impairment charges were EUR 521 million and included a charge of EUR 144 million related to an impairment of goodwill in the Connected Care segment, as well as amortization charges of EUR 92 million related to an impairment of a technology asset.

Restructuring, acquisition-related and other charges in 2021 were EUR 1,164 million. This includes a field action provision of EUR 719 million in connection with the Philips Respironics voluntary recall notification, provisions for quality actions of EUR 94 million and other matters of EUR 53 million in the Connected Care businesses, restructuring charges of EUR 80 million, acquisition-related charges of EUR 102 million partly offset by a EUR 87 million gain related to the re-measurement of contingent consideration liabilities, a loss of EUR 76 million related to a divestment, and separation costs of EUR 64 million related to the Domestic Appliances business. 2021 also includes a release of a legal provision of EUR 38 million, a gain of EUR 33 million related to a minority participation, and a benefit from the re-measurement of environmental liabilities of EUR 22 million. 2020 charges were EUR 494 million and included EUR 200 million of restructuring charges, EUR 95 million of acquisition-related charges offset by a EUR 101 million gain related to the re-measurement of a contingent consideration liability, EUR 31 million related to impairments of capitalized development costs, EUR 43 million of charges due to changes in ventilator demand, EUR 42 million of separation costs related to the Domestic Appliances business, a EUR 38 million provision related to legal matters, and EUR 21 million related to pension liability de-risking in the US.

Income from continuing operations attributable to shareholders per common share (in EUR) - diluted, was EUR 0.67 in 2021, compared to EUR 1.08 in 2020. Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted*) was EUR 1.65 in 2021, compared to EUR 1.74 in 2020.

Net income in 2020 increased by EUR 22 million in 2020 compared to 2019, mainly due to lower net financial expenses and lower income tax expenses, partly offset by higher amortization charges mainly due to a EUR 144 million impairment of goodwill.

Income from operations in 2020 amounted to EUR 1,264 million, or 7.3% of sales, compared to EUR 1,366 million, or 8.0% of sales, in 2019. Adjusted EBITA* in 2020 was EUR 2,277 million and the margin amounted to 13.2%, mainly due to sales growth and productivity programs.

Amortization and goodwill impairment charges in 2020 were EUR 521 million and include a charge of EUR 144 million related to an impairment of goodwill in the Connected Care segment and amortization charges of EUR 92 million related to an impairment of a technology asset. 2019 amortization and goodwill impairment charges were EUR 441 million and included a EUR 147 million impairment of acquired intangible assets.

Restructuring, acquisition-related and other charges in 2020 were EUR 494 million and include EUR 200 million of restructuring charges, EUR 95 million of acquisition-related charges offset by a EUR 101 million gain related to the release of a contingent consideration liability, EUR 31 million related to impairments of capitalized development costs, EUR 43 million of charges due to changes in ventilator demand, EUR 42 million of separation costs related to the Domestic Appliances business, a EUR 38 million provision related to legal matters, and EUR 21 million related to pension liability de-risking in the US. 2019 charges were EUR 463 million and included EUR 240 million of restructuring charges (of which EUR 39 million related to impairments of capitalized development costs), EUR 69 million of acquisition-related charges, EUR 22 million of charges related to legal matters, EUR 60 million related to an impairment of capitalized development costs, and EUR 44 million of charges related to the Consent Decree, partly offset by a gain of EUR 64 million related to a divestment.

The 2020 performance resulted in an increase in Income from continuing operations attributable to shareholders per common share (in EUR) - diluted of 2%, from EUR 1.06 in 2019 to EUR 1.08 in 2020. Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted* amounted to EUR 1.74 and was in line with 2019.

Diagnosis & Treatment businesses

Income from operations in 2021 increased to EUR 941 million, compared to EUR 497 million in 2020. This was primarily due to sales growth and productivity measures. These factors also resulted in an increased Adjusted EBITA*), which was 12.4% of sales in 2021.

Amortization and goodwill impairment charges in 2021 were EUR 155 million and include EUR 55 million of charges related to an impairment of a technology asset in Image-Guided Therapy. 2020 charges were EUR 209 million and included EUR 92 million of charges related to an impairment of a technology asset in Image-Guided Therapy.

Restructuring, acquisition-related and other charges in 2021 amounted to a gain of EUR 25 million and include restructuring charges of EUR 44 million, acquisition-related charges of EUR 48 million offset by a EUR 85 million gain related to the re-measurement of contingent consideration liabilities, and a release of a legal provision of EUR 38 million. 2020 charges were EUR 112 million and included EUR 57 million of restructuring charges, EUR 73 million of acquisition-related charges offset by a EUR 101 million gain related to the re-measurement of a contingent consideration liability, EUR 38 million related to legal matters, and a EUR 31 million impairment of capitalized development costs.

Income from operations in 2020 decreased to EUR 497 million, compared to EUR 660 million in 2019. This was primarily due to lower volumes resulting in lower factory fixed-cost coverage, and an adverse mix impact as a result of lower sales in the higher-margin businesses of Ultrasound and Image-Guided Therapy due to the impact of COVID-19. These factors also impacted Adjusted EBITA*, which was 10.0% of sales in 2020.

Amortization and goodwill impairment charges in 2020 were EUR 209 million and included EUR 92 million of charges related to an impairment of a technology asset in Image-Guided Therapy. 2019 charges were EUR 196 million and included a EUR 69 million impairment of acquired intangible assets.

Restructuring, acquisition-related and other charges in 2020 were EUR 112 million and included EUR 57 million restructuring charges, EUR 73 million of acquisition-related charges offset by a EUR 101 million gain related to the release of a contingent consideration liability, EUR 38 million related to legal matters, and a EUR 31 million impairment of capitalized development costs. 2019 charges were EUR 222 million and included EUR 107 million of restructuring charges (of which EUR 39 million related to impairments of capitalized development costs), EUR 42 million of acquisition-related charges and EUR 60 million related to an impairment of capitalized development costs.

Connected Care businesses

Income from operations in 2021 decreased to EUR (732) million, compared to EUR 711 million in 2020. This was mainly due to the decline in sales and the impact of the Respironics recall on the Sleep & Respiratory Care business. These factors also impacted Adjusted EBITA*), which was 10.6% of sales in 2021.

Amortization and goodwill impairment charges in 2021 were EUR 161 million and include EUR 13 million impairment of goodwill related to the divested Personal Emergency Response Services (PERS) and Senior Living business. 2020 charges were EUR 278 million and included a EUR 144 million impairment of goodwill related to the Population Health Management business.

Restructuring, acquisition-related and other charges in 2021 were EUR 1,058 million and include a field action provision of EUR 719 million in connection with the Philips Respironics voluntary recall notification, EUR 93 million of restructuring and acquisition-related charges, provisions for quality actions of EUR 94 million and other matters of EUR 53 million, and a gain of EUR 33 million related to a minority participation. 2020 charges were EUR 209 million and included restructuring charges of EUR 76 million, acquisition-related charges of EUR 22 million, and charges of EUR 43 million due to changes in ventilator demand.

Income from operations in 2020 amounted to EUR 711 million, compared to EUR 269 million in 2019. This was mainly due to operating leverage and productivity programs, which more than offset investments to ramp up production. These factors also impacted Adjusted EBITA*, which was 21.5% of sales in 2020.

The year 2020 included EUR 278 million of charges related to amortization and a goodwill impairment, compared to EUR 219 million of amortization charges in 2019. 2019 included a charge of EUR 78 million related to an impairment of goodwill; the amortization charges mainly related to acquired intangible assets in Sleep & Respiratory Care and the divested Personal Emergency Response Services business.

Restructuring, acquisition-related and other charges amounted to EUR 209 million in 2020, compared to EUR 131 million in 2019. 2019 included EUR 44 million of charges related to the Consent Decree.

Personal Health businesses

Income from operations in 2021 increased to EUR 585 million, compared to EUR 356 million in 2020. This was mainly driven by sales growth and productivity measures, partly offset by higher investments in advertising & promotion. These factors also resulted in an increased Adjusted EBITA*), which was 17.6% of sales.

Amortization charges in 2021 were EUR 15 million and include amortization charges related to intangible assets in Mother & Child Care. 2020 charges were EUR 16 million and included amortization charges related to intangible assets in Mother & Child Care.

Restructuring, acquisition-related and other charges in 2021 were not material. 2020 charges were EUR 55 million and included restructuring charges of EUR 31 million.

Income from operations in 2020 decreased to EUR 356 million, compared to EUR 589 million in 2019. This was mainly due to a decline in sales, partly offset by cost savings. These factors also impacted Adjusted EBITA*, which was 13.4% of sales.

Amortization charges in 2020 were EUR 16 million and included amortization charges related to intangible assets in the Mother & Child Care business. 2019 charges were EUR 18 million and included amortization charges related to intangible assets in the Mother & Child Care business.

Restructuring, acquisition-related and other charges in 2020 were EUR 55 million and included restructuring charges of EUR 31 million. 2019 charges were EUR 65 million and included restructuring charges of EUR 41 million and a provision of EUR 22 million related to legal matters.

Other

In Other we report on the items Innovation, IP Royalties, Central costs and Other.

Income from operations in 2021 was EUR (242) million, compared to EUR (300) million in 2020. Adjusted EBITA*) in 2021 was EUR (105) million, compared to EUR (165) million in 2020. Income from operations and Adjusted EBITA*) increased, mainly due to higher royalty income and lower charges related to environmental provisions, partly offset by investments, mainly in IT and Quality & Regulatory affairs.

Restructuring, acquisition-related and other charges in 2021 were EUR 131 million and include a loss of EUR 76 million related to a divestment and EUR 64 million of separation costs related to the Domestic Appliances business, partly offset by a benefit from the re-measurement of environmental liabilities of EUR 22 million. 2020 charges were EUR 118 million and included restructuring charges of EUR 37 million, EUR 42 million of separation costs related to the Domestic Appliances business, and EUR 21 million related to pension liability de-risking in the US.

Income from operations in 2020 was EUR (300) million, compared to EUR (152) million in 2019. Adjusted EBITA* in 2020 was EUR (165) million, compared to EUR (100) million in 2019. Income from operations and Adjusted EBITA* were impacted mainly by lower royalty income and charges related to movements in environmental provisions.

Restructuring, acquisition-related and other charges in 2020 were EUR 118 million and included restructuring charges of EUR 37 million, EUR 42 million of separation costs related to the Domestic Appliances business, and EUR 21 million related to pension liability de-risking in the US. 2019 charges were EUR 43 million and included restructuring charges of EUR 54 million and a gain of EUR 64 million related to a divestment.

Financial income and expenses

A breakdown of Financial income and expenses is presented in the following table.

Philips Group

Financial income and expenses

in millions of EUR

	2019	2020	2021
Interest expense, net	(171)	(160)	(141)
Sale of securities	2	2	-
Net change in fair value of financial assets at fair value through profit or loss	17	129	95
Other	34	(15)	6
Financial income and expenses	(119)	(44)	(39)

Financial income and expenses resulted in an expense of EUR 39 million in 2021, compared to an expense of EUR 44 million in 2020. 2021 includes gains on the value of Philips' minority participations and higher net interest income. For further information, refer to Financial income and expenses.

Financial income and expenses decreased by EUR 75 million year-on-year, mainly due to a gain from the increase in value of our investments in limited-life funds, while 2019 included dividend income and fair value gains of EUR 67 million. For further information, refer to Financial income and expenses.

Income taxes

Income taxes amounted to a benefit of EUR 103 million. The effective income tax rate in 2021 was (20.0)%, compared to 17.6% in 2020, mainly due to the impact from the recognition of tax assets and other tax benefits as a result of a business transfer during the year.

Income taxes amounted to EUR 212 million in 2020. The effective income tax rate in 2020 was 17.6%, compared to 20.8% in 2019, mainly due to one-off non-cash benefits from a decrease in tax rate, and higher non-taxable results from participations, partially offset by lower non-cash benefits from business integration, compared to 2019.

Investment in associates

Results related to investments in associates improved from a loss of EUR 9 million in 2020 to a loss of EUR 4 million in 2021. The number of associates increased compared to 2020. Although gains were recorded in a number of investments in associates, these were more than offset by losses in the remainder.

Results related to investments in associates decreased from a gain of EUR 1 million in 2019 to a loss of EUR 9 million in 2020, as the majority of associates recorded a loss in 2020.

Discontinued operations

Philips Group

Discontinued operations, net of income taxes

in millions of EUR

	2019	2020	2021
Domestic Appliances	202	206	2,698
Other	(19)	(10)	13
Net income of Discontinued operations	183	196	2,711

Discontinued operations consist primarily of the Domestic Appliances business and certain other divestments that were reported as discontinued operations. In 2021 the sale of the Domestic Appliance business resulted in an after-tax gain of EUR 2.5 billion.

For further information, refer to Discontinued operations and assets classified as held for sale.

Non-controlling interests

Net income attributable to non-controlling interests decreased from EUR 8 million in 2020 to EUR 4 million in 2021.

Net income attributable to non-controlling interests increased from EUR 5 million in 2019 to EUR 8 million in 2020.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.2Restructuring and acquisition-related charges and goodwill impairment charges

Philips Group

Restructuring and related charges

in millions of EUR

	2019	2020	2021
Restructuring and related charges per segment:
Diagnosis & Treatment	107	57	44
Connected Care	38	76	42
Personal Health	41	31	(1)
Other	54	37	(5)
Philips Group	240	200	80

Cost breakdown of restructuring and related charges:
Provision for personnel lay-off costs	133	78	17
Restructuring-related asset impairment	44	58	30
Other restructuring-related costs	63	64	33
Philips Group	240	200	80

In 2021, the most significant restructuring projects impacted the Diagnosis & Treatment and Connected Care segments and mainly took place in the US and Netherlands. The restructuring mainly comprised product portfolio rationalization and the reorganization of global support functions.

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

Philips Group

Acquisition-related charges

in millions of EUR

	2019	2020	2021
Diagnosis & Treatment	42	(28)	(37)
Connected Care	26	22	51
Personal Health	1	-	-
Other	-	-	-
Philips Group	69	(6)	14

In 2021, acquisition-related charges amounted to EUR 14 million. The Connected Care segment recorded charges of EUR 51 million related to the acquisitions of BioTelemetry and Capsule Technologies. The Diagnosis & Treatment businesses recorded a gain of EUR 37 million, mainly related to a gain of EUR 85 million from the re-measurement of contingent consideration liabilities, partly offset by charges related to the acquisitions of Spectranetics and the Healthcare Information Systems business of Carestream Health.

In 2020, acquisition-related charges amounted to a gain of EUR 6 million. The Diagnosis & Treatment businesses recorded a gain of EUR 28 million, mainly related to a gain of EUR 101 million from the re-measurement of a contingent consideration liability, partly offset by charges related to the acquisitions of Spectranetics and the Healthcare Information Systems business of Carestream Health.

In 2019, acquisition-related charges amounted to EUR 69 million. The Diagnosis & Treatment businesses recorded EUR 42 million of acquisition-related charges, mainly related to the acquisition of Spectranetics, a US-based global leader in vascular intervention and lead management solutions.

In addition to the annual goodwill-impairment tests for Philips, trigger-based impairment tests were performed during the years 2021, 2020 and 2019. As a result of the tests, goodwill impairments were recorded of EUR 15 million in 2021, EUR 144 million in 2020, and EUR 97 million in 2019. The goodwill impairment recorded in 2021 was mainly due to EUR 13 million of impairment losses related to the divested Personal Emergency Response System CGU.

During 2021, EUR 15 million of goodwill impairment charges were recorded, mainly due to EUR 13 million of impairment losses related to the divested Personal Emergency Response Services (PERS) and Senior Living business.

For further information on the goodwill sensitivity analysis, please refer to Goodwill.

7.1.3Acquisitions and divestments

Acquisitions

In 2021, Philips completed two acquisitions: BioTelemetry, which was completed on February 9, 2021, and Capsule Technologies, which was completed on March 4, 2021. The acquisitions of Vesper Medical and Cardiologs were closed at the beginning of 2022. Acquisitions in 2021 and prior years led to acquisition and post-merger integration charges of EUR 51 million in the Connected Care businesses.

In 2020, Philips completed three acquisitions, with Intact Vascular being the most notable. Acquisitions in 2020 and prior years led to acquisition and post-merger integration charges resulting in a gain of EUR 28 million in the Diagnosis & Treatment businesses and charges of EUR 22 million in the Connected Care businesses.

In 2019, Philips completed three acquisitions, with the Healthcare Information Systems business of Carestream Health being the most notable. Acquisitions in 2019 and prior years led to acquisition and post-merger integration charges of EUR 42 million in the Diagnosis & Treatment businesses and EUR 26 million in the Connected Care businesses.

Divestments

In 2021, Philips completed three divestments. On September 1, 2021, Philips sold its Domestic Appliances business to a global investment firm Hillhouse Investment, resulting in a EUR 2.5 billion gain after tax and transaction-related costs; reported in Discontinued Operations.

In addition, Philips completed the divestment of the Personal Emergency Response Services (PERS) and Senior Living business on June 30, 2021, and on September 17, 2021, completed the divestment of a small business in segment Other. As part of the PERS divestment, Philips acquired shares in the buyer, Connect America Investment Holdings, LLC, with a value of EUR 40 million. The investment is classified as a financial asset measured at Fair Value through Other Comprehensive Income (FVTOCI) and is reported as part of Other non-current financial assets. The divestment resulted in a loss of EUR 75 million, which is included in Other business expenses in our Statement of Income.

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

7.1.4Changes in cash and cash equivalents, including cash flows

The movements in cash and cash equivalents for the years ended December 31, 2019, 2020 and 2021 are presented and explained in the following table and text.

Philips Group

Condensed consolidated cash flows statements

in millions of EUR

	2019	2020	2021
Beginning cash and cash equivalents balance	1,688	1,425	3,226
Net cash flows from operating activities	1,813	2,511	1,629
Net cash flows from investing activities
Net capital expenditures	(891)	(876)	(729)
Other cash flows from investing activities	378	(391)	(2,943)
Net cash flows from financing activities
Treasury shares transactions	(1,318)	(297)	(1,613)
Changes in debt	114	783	(251)
Dividend paid to shareholders of the Company	(453)	(1)	(482)
Other cash flow items	(4)	(57)	62
Net cash flows discontinued operations	98	129	3,403
Ending cash and cash equivalents balance	1,425	3,226	2,303

Net cash flows from operating activities

Net cash flows from operating activities amounted to EUR 1,629 million in 2021, compared to EUR 2,511 million in 2020. This decrease is mainly due to increased working capital and consumption of provisions, partly offset by lower income tax paid. Free cash flow*) amounted to EUR 900 million in 2021, compared to EUR 1,635 million in 2020.

In 2020, net cash flows from operating activities amounted to EUR 2,511 million, compared to EUR 1,813 million in 2019. Free cash flow*) amounted to EUR 1,635 million in 2020, compared to EUR 923 million in 2019.

In 2019, net cash flows from operating activities amounted to EUR 1,813 million, and Free cash flow*) amounted to EUR 923 million.

Net cash flows from investing activities

Net cash flows from investing activities consist of net capital expenditures and other cash flows from investing activities.

In 2021, other cash flows from investing activities amounted to a cash outflow of EUR 2,943 million, mainly due to the acquisitions of BioTelemetry and Capsule Technologies amounting to EUR 2.8 billion.

In 2020, other cash flows from investing activities amounted to a cash outflow of EUR 391 million, mainly due to the acquisition of Intact Vascular for EUR 241 million and investments in other non-current financial assets.

In 2019, other cash flows from investing activities amounted to a cash inflow of EUR 378 million, mainly due to proceeds from the sale of the remaining Signify shares of EUR 549 million and net cash proceeds from divestment of businesses amounting to EUR 146 million, received mainly from divested businesses held for sale. Other investing activities mainly included acquisition of businesses (including acquisition of investments in associates) amounting to EUR 255 million and EUR 166 million net cash used for foreign exchange derivative contracts related to activities for Group liquidity management.

Net cash flows from financing activities

Net cash flows from financing activities consist of treasury shares transactions, changes in debt, dividend paid and other cash flow items.

In 2021, treasury shares transactions mainly included the share buyback activities, which resulted in EUR 1,613 million net cash outflow. Changes in debt mainly relates to short-term debt and lease repayments. Philips’ shareholders received a total dividend of EUR 773 million, including costs, of which the cash portion amounted to EUR 482 million.

In 2020, treasury shares transactions mainly included the share buyback activities, which resulted in EUR 297 million net cash outflow. Changes in debt included EUR 991 million cash inflow from the issuance of two new bonds under the EMTN program, partly offset by outflows related to lease payments. The 2019 dividend was distributed fully in shares in July 2020.

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

Net cash provided by (used for) discontinued operations

Philips Group

Net cash provided by (used for) discontinued operations

in millions of EUR

	2019	2020	2021
Net cash provided by (used for) operating activities	111	129	85
Net cash provided by (used for) investing activities	(14)		3,319
Net cash provided by (used for) discontinued operations	98	129	3,403

In 2021, net cash provided by discontinued operations was EUR 3,403 million and consisted primarily of the net cash inflow of EUR 3,319 million from the sale of the Domestic Appliances business on September 1, 2021.

In 2020, net cash provided by discontinued operations mainly related to the Domestic Appliances business, partly offset by advance income tax payments amounting to EUR 78 million.

In 2019, net cash provided by discontinued operations mainly related to the Domestic Appliances business, partly offset by a payment related to a divestment formerly reported as discontinued operations.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.5Financing

Condensed consolidated balance sheets for the years 2019, 2020 and 2021 are presented in the following table:

Philips Group

Condensed consolidated balance sheets

in millions of EUR

	2019	2020	2021
Intangible assets	12,120	11,012	14,287
Property, plant and equipment	2,866	2,682	2,699
Inventories	2,773	2,993	3,450
Receivables	4,909	4,537	4,191
Assets classified as held for sale	13	173	71
Other assets	2,910	3,091	3,959
Payables	(3,820)	(3,854)	(3,784)
Provisions	(2,159)	(1,980)	(2,313)
Liabilities directly associated with assets held for sale	-	(30)	(1)
Other liabilities	(2,965)	(3,015)	(3,408)
Net asset employed	16,647	15,609	19,151

Cash and cash equivalents	1,425	3,226	2,303
Debt	(5,447)	(6,934)	(6,980)
Net debt1)	(4,022)	(3,708)	(4,676)
Non-controlling interests	(28)	(31)	(36)
Shareholders' equity	(12,597)	(11,870)	(14,438)
Financing	(16,647)	(15,609)	(19,151)
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.6Debt position

Total debt outstanding at the end of 2021 was EUR 6,980 million, compared with EUR 6,934 million at the end of 2020.

Philips Group

Balance sheet changes in debt

in millions of EUR

	2019	2020	2021
Additional leases under IFRS16	1,059	132	172
New borrowings/repayments short-term debt	23	16	(25)
New borrowings long-term debt	847	1,065	76
Repayments long-term debt	(761)	(298)	(302)
Forward contracts	(706)	793	(48)
Currency effects, consolidation changes and other	170	(221)	175
Transfer to liabilities classified as held for sale	(6)		(3)
Changes in debt	626	1,487	46

In 2021, total debt increased by EUR 46 million compared to 2020. The increase mainly comes from currency effects and consolidation changes, partly offset by net lease repayments and forward settlements. Repayments of long-term debt amounted to EUR 302 million. In February 2021, Philips entered into two bilateral loans amounting to a total of EUR 500 million that were repaid in September 2021. In addition, Philips issued commercial paper of EUR 300 million in May 2021 and EUR 150 million in July 2021 that was repaid in September 2021. Changes in payment obligations from forward contracts are mainly related to the forward contracts entered into of EUR 731 million relating to the EUR 1.5 billion share buyback program announced on July 26, 2021, and EUR 90 million relating to the long-term incentive and employee stock purchase plans announced on May 19,2021. In addition, a total amount of EUR 745 million of forward contracts matured in 2021, which completed the settlement of the EUR 1.5 billion share buyback program announced on January 29, 2019, and a total amount of EUR 123 million of forward contracts matured in 2021 relating to the long-term incentive and employee stock purchase plans announced on October 22, 2018 and January 29, 2020. These payment obligations are recorded as financial liabilities under long-term debt. Other changes, mainly resulting from currency effects, led to an increase of EUR 175 million.

In 2020, total debt increased by EUR 1,487 million compared to 2019. New borrowings of long-term debt included the net proceeds of EUR 991 million from the issuance of two new bonds under the EMTN program in 2020. Repayments of long-term debt amounted to EUR 298 million, mainly due to the repayment of leases. Changes in payment obligations from forward contracts mainly related to the forward contracts entered into of EUR 745 million to complete the remainder of the EUR 1.5 billion share buyback program announced on January 29, 2019. In addition, Philips entered into forward contracts for a total amount of EUR 174 million in 2020 related to the long-term incentive and employee stock purchase plans announced on January 29, 2020, and a total amount of EUR 126 million of forward contracts matured relating to the company's long-term incentive and employee stock purchase plans announced on October 22, 2018. These payment obligations are recorded as financial liabilities under long-term debt. Other changes, mainly resulting from currency effects, led to a decrease of EUR 221 million.

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

At the end of 2021, long-term debt as a proportion of the total debt stood at 92.7% with an average remaining term (including current portion) of 6.0 years, compared to 82.3% and 6.3 years respectively at the end of 2020.

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

7.1.7Liquidity position

As of December 31, 2021, including the cash position (cash and cash equivalents), as well as its EUR 1 billion committed revolving credit facility, the Philips Group had access to available liquidity of EUR 3,303 million, versus gross debt (including short and long-term) of EUR 6,980 million.

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

Philips Group

Liquidity position

in millions of EUR

	2019	2020	2021
Cash and cash equivalents	1,425	3,226	2,303
Committed revolving credit facilities/CP program	1,000	1,000	1,000
Liquidity	2,425	4,226	3,303
Listed equity investments at fair value	15	17	67
Short-term debt	(508)	(1,229)	(506)
Long-term debt	(4,939)	(5,705)	(6,473)
Net available liquidity resources	(3,007)	(2,691)	(3,609)

Philips has a EUR 1 billion committed revolving credit facility which was signed in April 2017 and will expire in April 2024. The facility can be used for general group purposes, such as a backstop of its Commercial Paper Program.

The Commercial Paper Program amounts to USD 2.5 billion, under which Philips can issue commercial paper up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. As of December 31, 2021, Philips did not have any loans outstanding under these facilities.

During the year 2020, Philips established a Euro Medium Term Note (EMTN) program which facilitates the issuance of notes for a total amount of up to EUR 10.0 billion. In 2021, Philips did not issue any new notes under the program.

Additionally, as of December 31, 2021 Philips held EUR 67 million of listed (level 1) equity investments at fair value in common shares of companies in various industries. Refer to Other financial assets and Fair value of financial assets and liabilities.

In terms of liquidity the company has a solid liquidity position and the company's liquidity risk management procedures have not changed significantly during 2021 because of COVID-19. No significant concentration risks have been identified as a result of COVID-19 and the access to existing lines of credit remains intact. These lines of credit, along with other financial risks to which Philips is exposed, are disclosed in Details of treasury and other financial risks. Further, with respect to Respironics field action, please refer Contingent assets and liabilities. The management continues to monitor the risks associated with such potential claims and its impact on liquidity position, if any.

Philips’ existing long-term debt is rated A- (with stable outlook) by Fitch, Baa1 (with stable outlook) by Moody’s, and BBB+ (with stable outlook) by Standard & Poor’s. As part of our capital allocation policy, our net debt*) position is managed with the intention of retaining our current investment grade credit rating. Ratings are subject to change at any time and there is no assurance that Philips will be able to achieve this goal. Philips' aim when managing the net debt*) position is dividend stability and a pay-out ratio of 40% to 50% of adjusted income from continuing operations attributable to shareholders*).  Philips’ outstanding long-term debt and credit facilities do not contain financial covenants. Adverse changes in the company’s ratings will not trigger automatic withdrawal of committed credit facilities or any acceleration in the outstanding long-term debt (provided that the USD-denominated bonds issued by Philips in March 2008 and 2012 contain a ‘Change of Control Triggering Event’ and the EUR-denominated bonds contain a ‘Change of Control Put Event’). A description of Philips’ credit facilities can be found in Debt.

Philips Group

Credit rating summary

	long-term	short-term	outlook
Fitch	A-		Stable
Moody's	Baa1	P-2	Stable
Standard & Poor's	BBB+	A-2	Stable

Philips pools cash from subsidiaries to the extent legally and economically feasible. Cash not pooled remains available for local operational needs or general purposes. The company faces cross-border foreign exchange controls and/or other legal restrictions in a few countries, which could limit its ability to make these balances available on short notice for general use by the group.

Philips believes its current liquidity and direct access to capital markets is sufficient to meet its present financing needs.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.8Shareholders’ equity

In 2021, shareholders’ equity increased by EUR 2,568 million to EUR 14,438 million at year-end. The increase was mainly due to net income of EUR 3,323 million and currency translation gains of EUR 1,117 million, primarily due to the appreciation of the US dollar against the euro in 2021. This was partly offset by the dividend distributed (EUR 482 million), settlements of earlier concluded forward contracts (EUR 869 million) and the share repurchases made in the open market (EUR 758 million).

In 2020, shareholders’ equity decreased by EUR 727 million to EUR 11,870 million at year-end. The increase in the net income of EUR 1,195 million, as well as the impact of the accounting for share-based compensation plans, including the effect of related hedging transactions through share call options (in aggregate EUR 112 million), increased shareholders’ equity. This was largely offset by currency translation losses of EUR 1,037 million, primarily due to the depreciation of the US dollar against the euro in 2020, the purchase of forward contracts for the completion of the share buyback program (EUR 793 million), settlements of earlier concluded forward contracts (EUR 126 million) and the share repurchases made in the open market (EUR 130 million).

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

Share capital structure

The number of issued common shares of Royal Philips at December 31, 2021 was 883,898,696. At year-end 2021, the company held 13.7 million shares in treasury.  Of these shares, 5.7 million shares were held to cover obligations under long-term incentive plans, and 8.0 million shares were held for share capital reduction purposes. In 2016, Philips purchased call options on its own shares to hedge options granted to employees up to 2013, and on December 31, 2021, Philips’ outstanding options related to 0.4 million shares. In 2021 (and earlier years), the company entered into several forward contracts to acquire its own shares, and on December 31, 2021, the outstanding forward contracts related to 25,071,218 shares. See below for more information on the shares that were acquired in the course of 2021. Philips issued 6,345,968 shares in June 2021 (in order to distribute the 2020 dividend). The company cancelled 33.5 million shares in December 2021.

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

Share repurchase methods for long-term incentive plans and capital reduction purposes

Historically, Philips uses different methods to repurchase shares in its own capital: (i) share buyback repurchases in the open market via an intermediary; (ii) repurchase of shares via forward contracts for future delivery of shares; and (iii) the unwinding of call options on own shares. During 2021, Philips used methods (i) and (ii) to repurchase shares for capital reduction purposes and methods (ii) and (iii) to repurchase shares for share-based compensation plans.

The open market transactions via an intermediary allow for buybacks during both open and closed periods.

Philips Group

Impact of share repurchase on share count

in thousands of shares as of December 31

	2017	2018	2019	2020	2021
Shares issued	940,909	926,196	896,734	911,053	883,899
Shares in treasury	14,717	12,011	5,760	5,925	13,717
Shares outstanding	926,192	914,184	890,974	905,128	870,182
Shares repurchased	19,842	31,994	40,390	8,670	45,486
Shares cancelled		24,247	38,541	3,810	33,500

Philips Group

Total number of shares repurchased

in thousands of shares unless otherwise stated

	share repurchases related to shares acquired for capital reduction	average price paid per share in EUR	shares acquired for LTI's	average price paid per share in EUR	total number of shares purchased1)	average price paid per share in EUR	total number of shares purchased as part of publicly announced plans or programs2)3)4)	approximate value of shares that may yet be purchased under the plans or programs in thousands of EUR
January 2021								981,793
February 2021								981,793
March 2021			248	45.41	248	45.41		981,793
April 2021			-					981,793
May 2021			-					1,071,497
June 2021	2,500	33.64	-		2,500	33.64	2,500	987,405
July 2021	-							1,218,544
August 2021	-							1,468,544
September 2021	2,500	33.63			2,500	33.63	2,500	1,634,479
October 2021	9,410	37.63	1,750	35.28	11,160	37.26	11,160	1,324,257
November 2021	14,541	37.59	1,999	35.76	16,540	37.37	16,291	1,098,155
December 2021	12,539	34.61			12,539	34.61	12,539	933,871
Total	41,490		3,997		45,486	36.21	44,990
of which5)
purchased in the open market	21,014				21,014		21,014
acquired through exercise of call options/settlement of forward contracts	20,476		3,997		24,473		23,976
To be acquired through settlement of forward contracts after December 31, 2021								933,871
1)All shares were purchased through publicly announced plans or programs, other than approximately 497,000 shares repurchased through the unwinding of call options on own shares.2)First, on October 22, 2018, Philips announced a share repurchase program for an amount of up to EUR 174 million to cover its long-term incentive and employee stock purchase plans. On November 12, 2018, Philips announced to extend this program and entered into three forward contracts for an amount of EUR 319 million to repurchase further 10 million shares with settlement dates varying between October 2019 and November 2021. Second, on January 29, 2019, Philips announced a share buyback program for share cancellation purposes for an amount of up to EUR 1.5 billion. Philips started the program in the first quarter of 2019. On March 23, 2020, Philips announced that 50.3% of the program had been completed through repurchases by an intermediary to allow for purchases in the open market during both open and closed periods, and that the remainder of the program would be executed through one or more individual forward transactions. Consequently, in the first half of 2020 Philips entered into four forward contracts for an amount of EUR 745 million to acquire 20 million shares with settlement dates varying between June 2021 and December 2021. Third, on January 29, 2020, Philips announced that it would repurchase up to 6 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into three forward contracts for an amount of EUR 174 million to acquire 5 million shares with settlement dates varying between October 2021 and November 2022. Fourth, on May 19, 2021, Philips announced that it will repurchase up to 2 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into one forward contract for an amount of EUR 90 million to acquire 2 million shares with settlement dates in October and November 2023. Fifth, on July 26, 2021, Philips announced an additional share buyback program for share cancellation purposes for an amount of up to EUR 1.5 billion. Consequently, in the third quarter of 2021 Philips entered into three forward contracts for an amount of EUR 731 million to acquire 19.6 million shares with settlement dates in 2022, 2023 and 2024. Philips executed the remainder of the program through open market purchases by an intermediary in the fourth quarter of 2021 (acquiring 21 million shares) and January 2022 (acquiring 0.8 million shares). For further details on these publicly announced plans or programs refer to Equity.3)Philips cancelled 33.5 million shares on December 28, 2021. 4)In 2021, Philips did not determine to terminate any publicly announced plans or programs prior to expiration, or determine that it intends not to make any further purchases under any publicly announced plans or programs. 5)As described above, Philips acquired shares via three different methods: (i) share buyback repurchases in the open market via an intermediary, (ii) repurchase of shares via forward contracts for future delivery of shares, (iii) the unwinding of call options on own shares.

7.1.9Cash obligations

Contractual cash obligations

The following table presents a summary of the Group’s fixed contractual cash obligations and commitments as of December 31, 2021. These amounts are an estimate of future payments, which could change as a result of various factors such as a change in interest rates, foreign exchange, contractual provisions, as well as changes in our business strategy and needs. Therefore, the actual payments made in future periods may differ from those presented in the following table:

Philips Group

Contractual cash obligations

 in millions of EUR

		Payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt1)	7,233	246	1,995	1,924	3,068
Lease obligations	1,333	280	397	238	417
Short-term debt	47	47
Derivative liabilities	208	87	121
Purchase obligations2)	654	237	305	99	12
Trade and other payables	1,872	1,872
Contractual cash obligations	11,347	2,768	2,819	2,261	3,498
1)Long-term debt includes interest and the current portion of long-term debt and excludes lease obligations.2)Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding for the Group. They specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. They do not include open purchase orders or other commitments which do not specify all significant terms.

Philips has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to these funds of an aggregated remaining amount of EUR 104 million (2020: EUR 132 million). As of December 31, 2021, capital contributions already made to these investment funds are recorded as non-current financial assets.

Philips offers voluntary supply chain finance programs with third parties, which provide participating suppliers with the opportunity to factor their trade receivables at the sole discretion of both the suppliers and the third parties. Philips continues to recognize these liabilities as trade payables and settles them accordingly on the invoice maturity date based on the terms and conditions of these arrangements. As of December 31, 2021, approximately EUR 139 million (2020: EUR 227 million) of the Philips accounts payable were transferred under these arrangements.

Other cash commitments

The company and its subsidiaries sponsor post-employment benefit plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. For a discussion of the plans and expected cash outflows, please refer to Post-employment benefits.

The company had EUR 66 million restructuring-related provisions by the end of 2021, of which EUR 58 million is expected to result in cash outflows in 2022. Refer to Provisions for details of restructuring provisions.

Please refer to Dividend for information on the proposed dividend distribution.

In 2021, Philips entered into a total amount of EUR 731 million of forward contracts relating to the EUR 1.5 billion share buyback program announced on July 26, 2021, with maturity dates in 2022, 2023 and 2024. A total amount of EUR 745 million of forward contracts matured in 2021, which completed the settlement of the EUR 1.5 billion share buyback program announced on January 29, 2019. As the program was initiated for capital reduction purposes, Philips intends to cancel all of the shares acquired under the program.

Please refer to Equity for information on other Long-term incentive and employee stock purchase plans.

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. The total fair value of guarantees recognized on the balance sheet amounts to EUR nil million for both 2020 and 2021. Remaining off-balance-sheet business-related guarantees on behalf of third parties and associates decreased by EUR 14 million during 2021 to EUR 2 million (December 31, 2020: EUR 16 million).

7.1.10Dividend

Dividend policy

Philips’ dividend policy is aimed at dividend stability and a pay-out ratio of 40% to 50% of adjusted income from continuing operations attributable to shareholders*).

Proposed distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 10, 2022, to declare a distribution of EUR 0.85 per common share, in cash or shares at the option of the shareholder, against the net income of 2021.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 12, 2022 at the New York Stock Exchange and Euronext Amsterdam. In compliance with the listing requirements of the New York Stock Exchange and Euronext Amsterdam, the dividend record date will be May 13, 2022.

Shareholders will be given the opportunity to make their choice between cash and shares between May 16 and June 3, 2022. If no choice is made during this election period, the dividend will be paid in cash. The number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares Koninklijke Philips N.V. at Euronext Amsterdam on June 1, 2 and 3, 2022. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. The ratio and the number of shares to be issued will be announced on June 7, 2022. Payment of the dividend (up to EUR 744 million) and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 8, 2022. The distribution of dividend in cash to holders of New York Registry shares will be made in USD at the USD/EUR rate as per WM/ Reuters FX Benchmark 2 PM CET fixing of June 6, 2022.

	ex-dividend date	record date	payment date
Euronext Amsterdam	May 12, 2022	May 13, 2022	June 8, 2022
New York Stock Exchange	May 12, 2022	May 13, 2022	June 8, 2022

Further details will be given in the agenda for the 2022 Annual General Meeting of Shareholders. The proposed distribution and all dates mentioned remain provisional until then.

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

In June 2021, Philips settled a dividend of EUR 0.85 per common share, representing a total value of EUR 773 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 38% of the shareholders elected for a share dividend, resulting in the issuance of 6,345,968 new common shares, leading to a 0.7% dilution. The dilution caused by the newly issued dividend shares was more than offset by the cancellation of 33.5 million shares in December 2021. For more information refer to Shareholders’ equity. The settlement of the cash dividend involved an amount of EUR 482 million (including costs).

Dividends and distributions per common share

The following table sets forth in euros the gross dividends on the common shares in the fiscal years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of shares of the New York Registry:

Philips Group

Gross dividends on the common shares

	2017	2018	2019	2020	2021
in EUR	0.80	0.80	0.85	0.85	0.85
in USD	0.90	0.94	0.96	0.95	1.03
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.2Taxation

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the US Tax Treaty. These authorities are subject to change, possibly on a retroactive basis.

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

Taxation of Distributions

Under the United States federal income tax laws, the gross amount of any distribution paid in stock or cash out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our common shares, will be treated as a dividend that is subject to United States federal income taxation. For a non-corporate US holder, dividends paid that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains, provided that the non-corporate US holder holds the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and provided it meets other holding period requirements. Dividends paid with respect to the common shares generally will be qualified dividend income provided that, in the year in which the dividend is received, the common shares are readily tradable on an established securities market in the United States. Our common shares are listed on the New York Stock Exchange and we therefore expect that dividends will be qualified dividend income. A US holder must include any Dutch tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is taxable to a US holder when it receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. For dividend payments made in euro, the amount of the dividend distribution that a US holder must include in its income will be the US dollar value of the euro payments made, determined at the spot euro/US dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date a US holder converts the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a US holder’s basis in the common shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, US holders should expect to generally treat distributions we make as dividends.

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

Taxation of Capital Gains

A US holder that sells or otherwise disposes of its common shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that it realizes and its tax basis, determined in US dollars, in its common shares. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

We aim to be a front-runner in the area of ESG and have been recognized as leading the way in, for example, sustainability, corporate governance practices and tax transparency.

Our reporting is aligned with the comprehensive and integrated Environmental, Social & Governance (ESG) commitments we have adopted for the period 2020-2025.

We have excluded the data from Domestic Appliances from the ESG information wherever possible. In a limited number of cases, for example for road logistics emissions, we have used proxies. If Domestic Appliances information was not available for past years, and could therefore not be excluded, we have indicated this in the respective section. The EEI and GBP results have not been restated.

8.1ESG reporting framework

Building on our extensive experience of environmental and social impact measurement and of providing transparency on governance, Philips has taken an active role – in collaboration with, in particular, the International Financial Reporting Standards (IFRS) Foundation, the World Economic Forum (WEF) and the European Union – to help drive the evolution towards a standard ESG reporting framework.

In 2007, Philips signed up to the United Nations Global Compact, to advance ten universal principles in the areas of human rights, labor, the environment and anti-corruption. In 2017, at the WEF Annual Meeting in Davos, we signed the Compact for Responsive and Responsible Leadership – an initiative (initiated by WEF and Philips) to promote and align the long-term sustainability of corporations and the long-term goals of society, with an inclusive approach for all stakeholders. The WEF secured a commitment from over 140 CEOs to align their corporate values and strategies with the United Nations’ Sustainable Development Goals (SDGs).

In 2020, the WEF’s International Business Council (IBC) published its core set of Stakeholder Capitalism Metrics and disclosures. These can be used by companies to align their mainstream reporting on performance against environmental, social and governance (ESG) indicators and track their contributions towards the SDGs on a consistent basis. Thus far, 54 companies reported in line with this framework. Based where possible on existing standards, the full set is comprised as follows:

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

In section 5.6 of this Annual Report, we show how Philips performed in 2021 on the above-mentioned 21 Core metrics, mapped to the three dimensions of our ESG commitments, as well as a number of additional Philips-specific metrics that we consider fundamental to the strategy and operation of our business.

Philips is also contributing to the IFRS Foundation’s endeavors to drive standardization of non-financial reporting as well as the development of sustainability standards by the European Union.

EU taxonomy framework

The aim of the European Taxonomy Regulation (EU 2020/852), including the delegated acts adopted thereunder, is to provide companies, investors and policymakers with appropriate criteria for determining which economic activities can be considered environmentally sustainable, and it requires companies to report on how and to what extent their activities are associated with such ‘taxonomy-eligible activities’. The Taxonomy Regulation is relatively new and there are still significant uncertainties around its phased implementation. It is expected, however, that it will be developed into a comprehensive and detailed framework over the coming years.

The Taxonomy Regulation provides certain conditions for taxonomy alignment. Among others, the relevant activity must substantially contribute to one or more of the following six environmental objectives (while not significantly harming any of the others):

  Climate change mitigation
  Climate change adaptation
  The sustainable use and protection of water and marine resources
  The transition to a circular economy
  Pollution prevention and control
  The protection and restoration of biodiversity and ecosystems

The delegated acts adopted under the Taxonomy Regulation will provide technical screening criteria which must also be met to constitute taxonomy alignment. On the date of this Annual Report 2021, only one relevant delegated act has been adopted, concerning activities significantly contributing to climate change mitigation and adaptation.

The taxonomy framework provisions effective on the date of this Annual Report 2021 require Philips to disclose the proportion of its taxonomy-eligible activities (described in any delegated act adopted to date) and non-eligible economic activities in its total turnover, capital and operational expenditure, as well as certain qualitative information. We used the delegated act ((EU) 2021/2139) to identify activities that are eligible. However, none of our revenue-generating activities were included as this delegated act only applies to sectors with very high CO2 emissions. In conclusion, Philips’ core activities are not within the scope of this delegated act and consequently none of Philips' revenues were eligible under this delegated act during 2021 (0%). All revenues were non-eligible (100%). We used delegated act (EU) 2021/2178 for the definition and calculation of the taxonomy-eligible percentages. Revenue is calculated based on ’Sales’ as per Consolidated statements of income. Philips expects to be eligible and report its taxonomy-eligible revenues under additional environmental objectives as further delegated acts with applicable technical screening criteria are adopted.

Some other (enabling) Philips activities are included in the delegated act ((EU) 2021/2139) and are eligible for capital expenditures for the objective of climate change mitigation. We therefore screened (EU) 2021/2139, assessed our capital expenditure and identified relevant activities mainly related to our real estate portfolio. For these activities, capital expenditures are determined based on the 2021 additions to property, plant and equipment, intangible assets, and additions to right-of-use assets, excluding any re-assessments (refer to Property, plant and equipment and Intangible assets excluding goodwill).

Reportable taxonomy-eligible capital expenditures in 2021 amounted to EUR 10 million, or 1% of total capital expenditure (non-eligible capital expenditures 99%), and mainly related to energy efficiency improvement measures in our buildings (installation, maintenance and repair of energy efficiency equipment), as well as onsite renewable electricity generation (installation, maintenance and repair of renewable energy technologies).

Similar to capital expenditures, we screened (EU) 2021/2139, assessed for relevant operational expenditures activities and have not identified any eligible operational expenditure. Total operational expenditures are determined based on the 2021 non-capitalized costs that relate to research and development, building renovation, short-term lease, maintenance and repair, and any other direct expenditures relating to day-to day servicing of property, plant and equipment.

In 2021, we did not record reportable taxonomy-eligible operational expenditures (0%), as, for example, the sourcing of renewable energy was not included in the Taxonomy. Non-eligible operational expenditures were 100%.

We followed the same accounting principles as in our financial statements.

Since the EU taxonomy is new, we will continue to monitor legislative developments and adapt our disclosures where needed.

8.2Philips' ESG commitments

In September 2020, Philips reinforced its commitments as a purpose-driven company with the announcement of an enhanced and fully integrated approach to doing business responsibly and sustainably. Philips’ framework comprises a comprehensive set of key commitments across all the Environmental, Social and Governance (ESG) dimensions that guide execution of the company’s strategy. It includes ambitious targets and detailed plans of action.

“As a leading health technology company today, our purpose is to improve people’s health and well-being through meaningful innovation, positively impacting 2 billion lives per year by 2025,” said Frans van Houten, CEO of Philips. “We aim to grow Philips responsibly and sustainably, and we therefore continuously set ourselves challenging environmental, social targets, and highest standards of governance. Acting responsibly towards the planet and society is part of our DNA. I am convinced that this is the best way for us to create superior, long-term value for Philips’ multiple stakeholders.”

Our key ESG commitments

Environmental

We act responsibly towards our planet in line with UN SDGs 12 and 13.

  We will use 75% renewable energy in our operations by 2025.
  While maintaining carbon neutrality in our operations, we will reduce CO2  emissions in our entire value chain in line with a 1.5 °C global warming scenario (based on Science Based Targets). We will actively partner with our suppliers and our customers to achieve this.
  We will generate 25% of our revenue from circular products and solutions, and offer a trade-in on all professional medical equipment so that we can take care of responsible repurposing by 2025.
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

8.3Environmental performance

We launched our ESG commitments, with ambitious targets to be achieved by the end of 2025, in September 2020. Besides our social impact, focusing on SDG 3, described in the next section, we have an environmental impact through our global operations (including our supply chain), but even more so through our products and solutions. This is where we contribute to SDG 12 (Ensure sustainable consumption and production patterns) and SDG 13 (Take urgent action to combat climate change and its impacts).

Environmental impact

Philips has been performing Life-Cycle Assessments (LCAs) since 1990. LCAs provide insight into the lifetime environmental impact of our products. They are used to steer our EcoDesign efforts by reducing the environmental impact during the lifetime of our products and to grow our Green/EcoDesigned and Circular Solutions portfolio. As a next step, for the fifth year, we have measured our environmental impact on society at large via a so-called Environmental Profit & Loss (EP&L) account, which includes the hidden environmental costs associated with our activities and products. It provides insights into the main environmental hotspots and innovation areas to reduce the environmental impact of our products and solutions.

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

The definition of the use-case scenarios has a significant impact on the result, especially for consumer products, which have large sales volumes, long lifetimes and frequently high energy consumption (e.g. haircare products). With the disentanglement of Domestic Appliances business, which manufactures energy consuming products like steam irons and AirFryers, the environmental impact of Philips reduced significantly.

The following table shows the impact of the Domestic Appliances business disentanglement on the 2020 EP&L.

Philips Group

EP&L in billions of EUR (after exclusion of Domestic Appliances business)

Original EP&L 2020		4.91
Changes	Exclusion of Domestic Appliances business	(2.59)
EP&L 2020 excluding Domestic Appliances		2.32

The current EP&L account only includes the hidden environmental costs. It does not yet include the benefits to society that Philips generates by improving people’s health and well-being through our products and solutions. We have a well-established methodology to calculate the number of lives we positively touch with our products and solutions. We aim to look into valuing these societal benefits in monetary terms in the future.

Results 2021

In 2021, Philips' environmental impact amounted to EUR 2.16 billion, compared to EUR 2.32 billion in 2020 (excluding Domestic Appliances business). This reduction was mainly driven by a change in product mix. The most significant environmental impact, 81% of the total, is related to the usage of our products, which is due to electricity consumption. Particulate matter formation, climate change, and acidification are the main environmental impacts, accounting for 43%, 27% and 18% of the total impact respectively. The environmental costs include the environmental impact of the full lifetime of the products that we put on the market in 2021, e.g. 10 years in the case of a medical system or 4 years of usage in the case of a Sonicare toothbrush. As we expand our EcoDesign activities, with a target to have all our products EcoDesigned by 2025, we expect the environmental impact to decrease.

Of the total 2021 impact, just EUR 106 million (5%) is directly caused by Philips’ own operations, mainly driven by outbound logistics, followed by business travel. Compared to EUR 115 million in 2020, this is an 8% reduction, mainly due to lower emissions from logistics and the phasing-out of fossil fuels.

Our supply chain currently has an environmental impact of some EUR 289 million, which is 13% of our total environmental impact. The main contributors are the electronic components, cables and steel used in our products. Through our Circular Economy and Supplier Sustainability programs we will continue to focus on reducing the environmental impact caused by the materials we source and apply in our products.

In order to deliver on our carbon neutrality commitment, we have set ambitious reduction targets. In 2018, we were the first health technology company to have its 2020-2040 targets (including the use-phase of our products) approved by the Science Based Targets initiative – a collaboration between CDP (formerly Carbon Disclosure Project), the United Nations Global Compact (UNGC), the World Resources Institute (WRI) and the World Wide Fund for Nature (WWF) aimed at driving ambitious corporate climate action. Approval confirms that Philips’ long-term targets are in line with the level of decarbonization required to keep the global temperature increase below 2 °C. As a next step in our journey to reduce our environmental impact, and part of our ESG commitments launched in September 2020, we have committed to reduce our full value chain emissions in line with a 1.5 °C global warming scenario.

For more information on our efforts to reduce emissions in the supply chain, please refer to Supplier indicators.

For more information on our efforts to reduce emissions in the customer use-phase, please refer to Green/EcoDesigned Innovation and Green/EcoDesigned Revenues.

8.3.1Green/EcoDesigned Innovation

Research from the Potsdam Institute for Climate Impact research shows that over 4% of global CO2 emissions are caused by the Healthcare sector. We see a growing demand from our customers to reduce their environmental impact. Our Green/EcoDesigned Innovation – the Research & Development spend related to the development of new generations of Green/EcoDesigned products and solutions and Green technologies, addressing SDG 12 (Ensure sustainable consumption and production patterns) – is focused on addressing that impact.

Sustainable Innovation is the Research & Development spend related to the development of new generations of products and solutions that address the United Nations’ Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages) or 12.

In 2021, Philips invested EUR 197 million in Green/EcoDesigned Innovation, a significant reduction compared to 2020 due to the completion of a  number of sizeable innovation projects in the course of 2021. We expect this spend to increase again in the years to come. In 2021, over EUR 1.5 billion was invested in Sustainable Innovation.

As the current EU Taxonomy delegated act only applies to sectors with highest CO2 emissions, Philips’ activities are not within the scope of this delegated act and consequently none of Philips' R&D investments were eligible under this taxonomy during 2021.

Philips Group

Green Innovation per segment

in millions of EUR

Diagnosis & Treatment businesses

Philips develops innovative diagnosis and treatment solutions that support precision diagnosis and effective, minimally invasive interventions and therapy, while respecting the limits of natural resources. Investments in Green Innovation in 2021 amounted to EUR 96 million, compared to EUR 122 million in 2020.

All Philips EcoDesign/Green Focal Areas are taken into account as we aim to reduce environmental impact over the total lifecycle. Energy efficiency is an area of focus, especially for our large imaging systems such as MRI. Through circular-ready design, Philips also pays particular attention to enabling the upgrading and reuse pathways, so our customers can benefit from enhancements in workflow, dose management and imaging quality and availability of re-used service parts with the equipment they already own. Our Diagnosis & Treatment businesses actively support a voluntary industry initiative with European trade association COCIR to improve the energy efficiency and material efficiency of medical imaging equipment, as well as lowering its hazardous substances content. Moreover, we continued to actively partner with multiple leading care providers to investigate innovative ways to reduce the environmental impact of healthcare, for example by maximizing energy-efficient use of medical equipment and optimizing lifecycle value. Philips aims to close the loop on all medical equipment that becomes available to us by the end of 2025. To achieve this target, we actively drive trade-ins in markets where de-install, trade-in and reverse logistics capabilities are in place, and build these capabilities in countries that do not yet have them.

Connected Care businesses

Philips’ connected health IT solutions integrate, collect, combine and deliver quality data for actionable insights to help improve access to quality care, while respecting the limits of natural resources. It is our belief that well-designed e-health solutions can reduce the travel-related carbon footprint of healthcare, increase efficiency in hospitals, and improve access to care and outcomes. This has also become apparent during the COVID-19 crisis. Green/EcoDesigned Innovation investments in 2021 amounted to EUR 32 million, compared to EUR 51 million in 2020. Green Innovation projects in 2021 will deliver the coming years, among other things, new EcoDesigned patient monitors with lower environmental footprints, reflecting all the Philips EcoDesign/Green Focal Areas. Energy efficiency, material reduction and closing the loop activities are the main areas of focus.

Personal Health businesses

The continued high level of R&D investments at our Personal Health businesses is also reflected in the Green/EcoDesigned Innovation spend, which amounted to EUR 65 million in 2021, compared with EUR 80 million in 2020. The Personal Health businesses continued their work on improving the energy efficiency of their products, closing the materials loop (e.g. by using recycled materials in products and packaging), and the voluntary phase-out of polyvinyl chloride (PVC), brominated flame retardants (BFR), Bisphenol A (BPA) and phthalates from, among others, food contact products. More specifically, as part of our Fit for Future Packaging program, we launched the first plastic free packaging solution in our Personal Care portfolio for an online One Blade shaver.

Other

The segment Other invested EUR 4 million in Green/EcoDesigned Innovation, spread over projects focused on global challenges relating to water, air, energy, food, circular economy, and access to affordable healthcare.

Circular economy

For a sustainable world, the transition from a linear to a circular economy is essential. A circular economy aims to decouple economic growth from the use of natural resources and ecosystems by using these resources more effectively. It is a driver of innovation in the areas of material, component and product re-use, as well as new business models such as system solutions and services. At Philips, we have set ambitious targets to guide this journey. In 2020, as we announced our ESG commitments, we aimed, among other things, to generate 25% of our revenues from circular products and services, to extend our ‘closing the loop’ practices across all our medical products, and to further embed circular practices at our sites and send zero waste to landfill in our own operations.

8.3.2Green/EcoDesigned Revenues

Green/EcoDesigned Revenues are generated through products and solutions that offer a significant environmental improvement in one or more Green Focal Areas – Energy efficiency, Packaging, Hazardous substances, Weight, Circularity, and Lifetime reliability – and thereby deliver a contribution to SDG 12 (Ensure sustainable consumption and production patterns). Green/EcoDesigned Revenues amounted to EUR 12.1 billion in 2021, or 70.5% of sales (73.2% in 2020). This decrease is mainly attributable to lower Green/EcoDesigned revenues in the Connected Care businesses, in particular in Sleep & Respiratory Care.

As the current EU Taxonomy delegated act only applies to sectors with highest CO2 emissions, Philips’ activities are not within the scope of this delegated act and consequently none of Philips' revenues were eligible under this taxonomy during 2021.

Philips Group

Green Revenues per segment

in millions of EUR unless otherwise stated

Through our EcoDesign process we aim to create products and solutions that have significantly less impact on the environment over their whole lifecycle. Overall, the most significant improvements have been in energy efficiency and lower weight (thus less resources), although increased attention was also given to hazardous substances, packaging and recyclability in all segments in 2021, the latter driven by our Circular Economy initiatives.

Diagnosis & Treatment businesses

In 2021, no new main platforms were launched in our Diagnosis & Treatment businesses, after a significant expansion in 2020 with new Green/EcoDesigned Products – CT Incisive, Mobile X-Ray system Zenition 50 and 70 – and with redesigns of various Green/EcoDesigned Products offering further environmental improvements, such as the MR Ambition and Elition systems. Specific attention was paid to maintaining the Green/EcoDesigned status of the systems and on preparing for future EcoDesigned product launches.

Connected Care businesses

After several launches of new Green/EcoDesigned products in 2020, no new launches took place in 2021. Last year, our Connected Care businesses launched the following Green/EcoDesigned Products – VS30 and MX850 patient monitors, EV300 and EVO ventilators and the Intrepid HeartStart monitor & defibrillator. New EcoDesigned Products are expected in 2022 with improvements on all EcoDesign focal areas.

Personal Health businesses

In our Personal Health businesses, the focus is on Green/EcoDesigned Products and Solutions that meet or exceed our minimum requirements in the areas of energy consumption, packaging, substances of concern, and application of recycled plastics. Green/EcoDesigned Revenues in 2021 amounted to 84% of total sales, comparable to 2020. We continue to make progress in developing PVC/BFR-free products. More than 90% of our consumer product sales consist of PVC/BFR-free products, with the exception of power cords, for which there are not yet economically viable alternatives available. In our haircare portfolio we launched a new energy-efficient hairdryer saving 15% of energy consumption compared to its predecessor.

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

During the COP 21 United Nations Climate Conference in Paris in 2015, we committed to become carbon-neutral in our operations, pursue all efforts to reduce our operational emissions, source all our electricity from 100% renewable sources, and offset all unavoidable emissions by year-end 2020. We are proud that, as of 2020, Philips is carbon-neutral in its operations. We delivered on this commitment as a result of a comprehensive program that included energy-efficiency improvements, on-site renewables, Power Purchase Agreements, but also business travel reduction and transport mode shifts to low-carbon emitting alternatives, and finally a carbon offset program.

We are proud that our efforts are acknowledged by the CDP (formerly known as the Carbon Disclosure Project), a global NGO that assesses the greenhouse gas (GHG) emission performance and management of reporting companies. In 2021, we were ranked on the CDP Climate Change 'A' List for our continued climate performance and transparency for the ninth consecutive year.

Having achieved our 2020 carbon neutrality target, we have raised the bar and set ambitious emission reduction targets to ensure we help limit the impact of global warming, not only in our operations, but throughout our value chain – collaborating with suppliers and customers to amplify our impact. That is why Philips has set new long-term emission reduction targets, which have been assessed and approved by the Science Based Targets initiative (SBTi) – locking down our commitment to drive climate action across the value chain and ensuring that we contribute to the decarbonization required to keep the global temperature increase below 1.5 °C. At COP 26, we announced our plan to step up our acclaimed supplier sustainability program with the goal of having at least 50% of our suppliers (based on spend) committing to science-based targets (SBTs) for CO₂ emissions reduction by 2025.

In 2021, our net operational carbon footprint resulted in zero kilotonnes carbon dioxide-equivalent (CO2-e), mainly driven by continued use of 100% electricity from renewable sources and a continuing reduction in air travel due to COVID-19, as well as a reduction in air freight. A total of 519 kilotonnes carbon dioxide-equivalent (CO2-e) were compensated via carbon offsets.

Philips reports all its emissions in line with the Greenhouse Gas Protocol (GHGP).

Philips Group

Net operational carbon footprint

in kilotonnes CO2 -equivalent

In 2021, our operational carbon intensity (in tonnes CO2e/EUR million sales) increased slightly compared to 2020, as we recovered from COVID-19 restrictions. This does not include the acquired carbon offsets.

In our sites, we managed to reduce our scope 1 (indirect) emissions by 12% compared to 2020, mainly driven by energy efficiency measures, our program to phase out fossil fuels, working from home, and mild winters. We continue to source 100% renewable electricity for all our sites globally. We have multiple Power Purchase Agreements in place to secure long-term delivery of renewable electricity. For instance, the Los Mirasoles wind farm in the US and the Krammer and Bouwdokken wind farms in the Dutch province of Zeeland. We closed the latter agreements with our renewable electricity purchasing consortium with Nouryon, DSM and Google, powering all our operations in the Netherlands. Combined with the Los Mirasoles wind farm, this covers some 50% of our total electricity demand. Moving forward, we aim to phase out fossil fuels from our sites. We already managed to increase our renewable energy share to 74% in 2021, from 72% in 2020. Combined with the achieved energy reductions, this led to a 10% reduction in emissions from our energy consumption (scope 1 and scope 2 market-based) in 2021 compared to 2020.

In December 2020, Philips announced its next Power Purchase Agreement that will become operational in 2023, again in a purchasing consortium with Heineken, Nouryon and Signify, to power most of the remaining European sites with renewable electricity for the long term.

Our business travel emissions, covering emissions from air travel, lease cars and rental cars, increased by 3% compared to 2020. This is mainly due to the fact that more of our employees are using their lease cars again post-COVID-19. The remaining effects of COVID-19 also continued to keep these emissions low compared to pre-COVID-19 levels. We continue to electrify our lease fleet and to promote online collaboration post-COVID-19 in order to limit air travel, as well as moving to rail transport for shorter distances.

In 2021, we recorded a 1% increase in emissions in our overall logistics operations compared to 2020. We reduced overall emissions from air freight by 4%. Emissions from ocean freight decreased with 9%. We implemented new carrier-trade-lane specific emission factors from the Clean Cargo Working Group (CCWG), allowing us to quantify our ocean freight emissions more accurately. This has been applied for 2020 and 2021. Emissions from parcel shipments increased by 54%, as we shipped more parcels and moved specific carrier shipments from road to parcel in 2021. That resulted in the emissions from road transport decreased by 14%, mainly driven by the before mentioned move from road to parcel and reduced use of road freight in Asia Pacific in 2021 compared to 2020. We also continued to make transport mode shifts to low-carbon alternatives, mainly reducing the need for air freight.

Although reduction is key to achieving carbon neutrality, unavoidable carbon emissions required offsetting in order to gradually drive down our emissions to zero by year-end 2021. We did this by financing projects in emerging regions that have a strong link with UN Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages) and 12 (Ensure sustainable consumption and production patterns). In 2021, we decreased offsets to 516 kilotonnes, equivalent to the annual uptake of approximately 15 million medium-sized oak trees. This covers the total emissions of our entire operations, covering all sites, all business travel and all logistics flows. We do this by financing carbon reduction projects through long-term carbon offsets in emerging regions that drive social, economic and additional environmental progress for the local communities, such as:

Providing access to safe drinking water while reducing wood consumption

This carbon-emission reduction project will provide millions of liters of safe drinking water in Uganda and will reduce the mortality risk from water-borne diseases. Additionally, less wood will be required for boiling water, leading to less indoor air pollution and slowing down the deforestation rate. To ensure quality, all offsets are verified under the Gold Standard.

Replanting degraded land while providing education on health matters

Planting trees will improve livelihoods and address issues such as deforestation, biodiversity loss, and adaptation to climate change and provide support and education including on HIV and malaria. To ensure quality, all offsets are verified under the VCS standard.

Protecting forests through sustainable production

Deforestation is reduced through promotion of sustainable businesses to protect the forest. Unsustainable harvest of fuelwood is reduced. The forest supports the supply of water to other parts of Ethiopia and neighbouring countries. It is also the habitat of diverse and, in some cases, rare species. To ensure quality, all offsets are verified under the VCS standard.

Increasing employment through provision of sustainable energy

The energy supply gap is reduced through providing access to clean energy and related employment through wind generation in India. This enables an improvement in livelihoods. To ensure quality, all offsets are verified under the VCS standard.

Improving respiratory health and reducing deforestation through provision of clean cookstoves

Through supporting a range of cookstove technologies across Ghana and Kenya, the projects improve respiratory health, reduce fuel costs and reduce deforestation for fuel. This also enables more time for paid work thus improving prospects. To ensure quality, all offsets are verified under the Gold Standard.

Operational carbon footprint

Philips Group

Operational carbon footprint by scope

in kilotonnes CO2-equivalent unless otherwise stated

	2017	2018	2019	2020	2021
Scope 1	32	36	32	30	27
Scope 2 (market-based)	66	26	14	3	3
Scope 2 (location-based)	213	200	196	173	177
Scope 3	757	687	622	485	489
Scope 3 - Transportation & Distribution	614	540	470	415	417
Scope 3 - Business Travel	143	147	152	70	72
Total (scope 1, 2 (market-based), and 3)1)	855	749	668	518	519
Emissions compensated by carbon offset projects	213	314	416	518	519
Net operational carbon emissions	642	435	252	-	-

Operational CO2e efficiency in tonnes CO2e/mln EUR sales	55.3	47.2	39.0	29.9	30.3
1)Considered as operational carbon footprint

Energy consumption

Philips Group

Energy consumption1)

in terajoules (TJ) unless otherwise stated

	2017	2018	2019	2020	2021
Total electricity consumption	1,493	1,517	1,454	1,374	1,398
Fuel consumption	508	555	495	490	442
Purchased heat, steam and cooling	55	62	64	45	52
Total energy	2,056	2,134	2,013	1,909	1,892

Renewable electricity	1,118	1,348	1,376	1,373	1,398
Renewable electricity share	75%	89%	95%	100%	100%
Renewable energy share	54%	63%	68%	72%	74%
Sales in millions of EUR	15,458	15,878	17,147	17,313	17,156
Royal Philips revenues
Operational energy efficiency in TJ/mln EUR sales	0.13	0.13	0.12	0.11	0.11
1)This table reflects Philips energy consumption, excluding potential heat and transmission losses from electricity generation and transport

Water

Philips is not a water-intense company. However, a number of our manufacturing sites are located in water-stressed regions in, for example, USA (California), India and Israel. With the help of the WRI Aqueduct tool, the water withdrawn from areas with high baseline water stress were identified across all Philips industrial operations. It shows that around 16% of the industrial sites are located at Extremely High (>80%) baseline water stress areas. However, the impact from these operational sites is very limited, only amounting to 4% of Philips' total water withdrawal.

Total water withdrawal in 2021 was 703,104 m3, a 13% increase compared to 2020 and a 1% reduction compared to 2019. Water consumption in 2020 was impacted by the government-mandated lockdowns and the working-from-home protocol – resulting in a significant reduction in water intake at several sites.

Diagnosis & Treatment, which consumes 48% of total water usage, recorded a 18% increase, mainly caused by the higher production volume at several sites and the introduction of a new water-intense manufacturing process. Personal Health recorded a 12% increase. This was mainly due to the increased production volume at a water-intensive manufacturing site in Asia. Connected Care showed an increase of 3%, due to changes in the organizational footprint.

Philips Group

Water withdrawal

in thousands of m3

	2017	2018	2019	2020	2021
Diagnosis & Treatment	312	288	295	286	337
Connected Care	168	161	150	116	119
Personal Health	224	238	265	221	247
Philips Group	704	687	710	623	703

In 2021, 99.4% of water was purchased and 0.6% was extracted from groundwater wells.

Waste

In 2021, our manufacturing sites generated 22,204 tonnes of waste, a decrease of 29% compared to 2020, mainly driven by the reduced impact of our construction activities in different locations across the globe.

The Diagnosis & Treatment businesses reduced waste by 49%, mainly driven by a strong decrease in construction-related waste, which was partially offset by the waste generated by the increased production and newly reported reused materials, now constituting 45% of total waste. The Connected Care businesses reduced waste by 21% due to operational changes and a renovation project which was finished in 2020. Personal Health increased waste by 20% due to operational changes, increased production and reported reused materials, now constituting 43% of total waste.

Philips Group

Total waste

in tonnes

	2017	2018	2019	2020	2021
Diagnosis & Treatment	8,319	8,368	9,675	19,703	9,974
Connected Care	3,861	3,962	4,095	3,475	2,753
Personal Health	8,573	8,820	8,758	7,929	9,477
Philips Group	20,753	21,150	22,528	31,107	22,204

Total waste consisted of waste that is delivered for landfill, incineration, waste to energy or recycling until 2020. We extended the scope with materials sent for reuse and other recovery in 2021.

Materials delivered for reuse, other recovery or recycling via an external contractor amounted to 19,044 tonnes, which equals 86% of the total waste. Of the 14% remaining waste, 79% comprised non-hazardous waste and 21% hazardous waste. We recorded 1,525 tonnes of waste prevented in our own activities in 2021.

Philips Group

Total waste by destination in tonnes

	Waste generated	Hazardous waste	Non-hazardous waste
Reuse	2,087	8	2,079
Recycling	16,836	1,712	15,124
Other recovery	121	0	121
Waste diverted from disposal by recovery operation	19,044	1,720	17,324
Incineration (with energy recovery)	2,214	166	2,048
Incineration (without energy recovery)	692	473	219
Landfilling	254	22	232
Waste directed to disposal by disposal operation	3,160	661	2,499
Total waste generated	22,204	2,381	19,823

Our sites addressed both the Circular Material Management percentage as well as waste sent to landfill, as part of our ESG commitments.

The Circular Material Management percentage has replaced the recycling percentage, and includes circular measures such as waste prevented, reuse and other recovery. The Circular Material Management percentage was 87% in 2021.

Our Zero Waste to Landfill KPI excludes one-time-only waste and waste delivered to landfill due to regulatory requirements. According to this definition, in 2021 we reported 19 tonnes of waste sent to landfill, a significant reduction of 96% compared to 2020. During 2021, one of our waste contractors informed us of an error in their administrative processes, as a result of which a small waste stream was incorrectly classified as recycled. In fact the waste stream was sent to landfill. This was remedied in the second half of 2021. As a result, all our 25 industrial sites achieved Zero Waste to Landfill status by the end of 2021.

Philips Group

Total waste by composition in tonnes

	Waste generated	Waste diverted from disposal	Waste directed to disposal
Paper/cardboard	4,043	4,036	7
Wood	3,875	3,823	52
Metal scrap	3,529	3,499	30
General waste	2,781	1,243	1,538
Chemical waste	2,393	1,716	677
Plastic waste	2,387	1,935	452
Demolition scrap	1,772	1,658	114
Other	1,424	1,134	290
8.3.4Supplier indicators

Philips’ purpose to improve people’s health and well-being extends throughout our value chain. At Philips, we have a direct business relationship with approximately 5,800 product and component suppliers and 18,000 service providers. Our supply chain sustainability strategy is updated annually through a structured process, combined with dedicated multi-stakeholder dialogues. Our most recent supplier sustainability stakeholder dialogue took place in June 2019. From this, we have developed multiple programs aimed at driving sustainable improvement. These programs cover compliance with our policies, improvement of our suppliers’ sustainability performance, our approach towards responsible sourcing of minerals, and reducing the environmental impact of our supply base.

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

All suppliers are required to commit to the SSD and RSL. Through integration of a Sustainability Agreement in our General Purchase Agreement, suppliers declare compliance to both the SSD and RSL. Upon request, they provide additional information and evidence.

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

First, a set of references, international standards, and Philips requirements are used to develop the Frame of Reference, which covers management systems, environment, health & safety, business ethics, and human rights. For each, the maturity level of suppliers is identified in the Program Execution Wheel, which assesses suppliers against the Plan–Do–Check–Act (PDCA) cycle. Suppliers are then categorized through the Supplier Classification model, which differentiates on the basis of supplier maturity, resulting in supplier-specific proposals for improvement. The SSP process is monitored and adjusted through continuous feedback loops. The outcome of the SSP assessment is a supplier sustainability score ranging from 0 to 100. This score is based on supplier performance in environmental management, health & safety, business ethics, and human rights.

Supplier classification

Supplier selection for the program is based on criticality. Criticality of suppliers is determined through an assessment of the supplier’s associated risks and opportunities, such as strategic importance of their components, annual spend, and substitutability. In 2021, 14% of our suppliers were considered critical. After this initial assessment, the engagement strategy is tailored based on the suppliers’ current performance in terms of sustainability.

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

Our 2021 results

In 2021, four zero tolerances were found across the following categories: health and safety, labor, and environmental impact. Most cases related to fire safety risks at our suppliers. three of the four cases were successfully closed in 2021. The remaining zero tolerance is still pending closure, while having an active mitigation plan in place.

Philips measures the impact of SSP engagements through the number of lives improved in the supply chain. This is derived from the improvements that suppliers make in their performance. To determine improvements, we calculate the pro rata change in performance from one year to the next.

Philips Group

Lives improved in the Supply Chain (thousands of Lives)

	2019	2020	2021
Lives improved in the Supply Chain	286	302	430

In 2021, the overall year-on-year improvement in performance is 24% for suppliers that entered the program in 2020. The number of employees impacted at suppliers participating in the SSP program was approximately 430,000. For those workers, labor conditions improved, the risk of serious injury reduced, and the negative environmental impact of suppliers was brought down. This includes the workers at suppliers of the Domestic Appliances business, for which Philips continued the sustainability engagement. For a detailed break-down of percentage improvements realized in the past year, refer to the following table.

Philips Group

SSP 2021 performance: pro-rata improvements

in %

Topics	Policy	Procedures	Implementation	Management Responsibility	Communication	Risk control	Target Setting &Tracking	Corrective action approach	Supplier management
Environment	8%	6%	8%	8%	10%	11%	11%	19%	16%
Health and Safety	11%	15%	6%	11%	14%	16%	21%	25%	15%
Business Ethics	10%	19%	21%	(4)%	25%	3%	26%	55%	8%
Human Capital	9%	8%	(5)%	24%	9%	9%	10%	6%	8%

Categories which showed the biggest improvement are:

  Corrective action approach to Business Ethics: improving the approach to follow-up investigations into raised concerns and continuous improvement of the supplier’s business ethics management system
  Management responsibility for Human Capital: improving management attention and structural periodic review of relevant key performance indicators
  Target setting and tracking of Business Ethics topics: improving periodic evaluations of grievance mechanisms, setting targets on complaints resolving, and progress reporting mechanisms

In 2021, 99 suppliers were added to the SSP program. Of the population of suppliers that entered the program in the years before 2021, 252 suppliers were still active in 2021. The combined group represents 43% of our critical suppliers who are in the program.

As part of the adoption of our new ESG commitments, we have set the target to improve the lives of 1 million workers in our supply chain by 2025. To achieve this, we started to ramp-up our engagement in 2021, adding a higher number of new suppliers due to changing risk profiles. We expect to roll out the program to additional manufacturing countries in the years to come.

Additional progress made in 2021

Apart from the inclusion of additional suppliers annually into the award-winning SSP program, Philips is actively applying the latest insights in data science and machine learning methods to make the SSP program more efficient in determining the sustainability maturity of suppliers, while also increasing the effectiveness of our supplier improvement approach.

In 2021, a new study was launched that enables prediction of suppliers’ actual performance, based on a limited number of survey questions. Once these insights are translated into a workable tool, it can help to greatly reduce the time spent on assessments. This leaves more room for experts to support suppliers in their capability building, by sharing best practices and creating business cases that enable improvements.

In addition, we updated the assessment framework through which suppliers are graded. Also, we have started to perform topical deep-dives at suppliers, subject to their maturity.

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

Philips applies collective cross-industry leverage through active engagement via the Responsible Minerals Initiative (RMI, formerly known as the Conflict Free Sourcing Initiative (CFSI)). RMI identifies smelters that can demonstrate, through an independent third-party audit, that the minerals they procure are conflict-free. In 2021, Philips continued to actively direct its supply chain towards these smelters.

The Philips Conflict Minerals Due Diligence framework, measures and outcomes are described in the Conflict Minerals Report that we file annually to the U.S. Securities and Exchange Commission (SEC). The conflict minerals report is also publicly available on Philips’ website.

Each year, we work with our suppliers on the quality of their due diligence reporting by setting minimum criteria for the Conflict Minerals Reporting Templates (CMRT). In addition, we strive to reduce the number of non-identified smelters. The quality of the CMRTs dropped one percentage point compared to the 2020 due diligence results. The number of non-listed smelters remained zero (2020: 0).

Philips Group

Conflict Minerals Due Diligence results

Key performance indicator	2019	2020	2021
Response rate of suppliers	100%	99%	99%
CMRTs that satisfied minimum acceptance criteria	85%	85%	84%
Non-listed smelters in our supply chain	3	0	0
Cobalt

In 2021, Philips extended the scope of its due diligence program on cobalt. We use cobalt predominantly in lithium-ion batteries. As part of this initiative, we engaged suppliers that provide materials containing cobalt. In 2021, we again reached a 100% response rate (2020: 100%).

Case study: Establishing the Mthandazo Women Miners' Association

Conflict-related problems affect Mthandazo women gold miners in Zimbabwe. These impacts are caused by political instability in the country, institutional weaknesses in mining sector administration, and violence, abuse, and criminality in the local gold sector. Furthermore, the women miners often do not have adequate access to legal assistance on contracts and agreements signed with gold traders or on the application of responsible sourcing standards (e.g. OECD). The project to establish the Women Miners’ Association will be anchored by several activities, including legal training, expert training on responsible sourcing, registration of women miner groups, dispute resolution, and development of a due diligence and traceability system.

The Women Miners’ Association promotes women-led responsible, traceable, safe, and profitable gold mining in the artisanal small-scale mining sector in Zimbabwe through the application of OECD Due Diligence Guidance principles in high-risk or conflict affected areas. Through the association, women miners are empowered to establish a system to assess the impact of their gold mining, processing and marketing operations, as part of due diligence to eliminate any vulnerabilities and risks associated with human rights, working conditions, violent conflicts and environmental harm.

Case study: Fairmined gold in Honduras

Artisanal and small-scale mining (ASM) is an invisible sector in Honduras, as there is a lack of wider recognition of its current contributions and needs. The creation of the Unit for ASM in INHGEOMIN (the country’s mining authority) has had a positive effect on the ASM sector. However, staffing and technical knowledge are not yet sufficient to serve the entire ASM population and its demands. Also, the ASM sector is poorly recognized in the market, leading to a lack of formal market access.

Minas y Cuevas (the projects’ pioneering mining cooperative) has been compliant with CRAFT, a management system framework developed for small mines, since December 2019, guaranteeing that it can access formal markets, subject to evidence of continued improvement. The project seeks to build on this foundation and to encourage the adoption of best mining practices in the ASM sector in Honduras, so that it becomes a legitimate, responsible, and profitable sector that promotes inclusive and sustainable development in rural areas, improving the quality of life of miners and their communities. Market access will be facilitated through the sale of CRAFT and Fairmined (a label given by the Alliance for Responsible Mining) gold from Honduras and European downstream actors. Through this project, working conditions and the livelihoods of the miners are improved through responsible gold production.

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

EPRM is an accompanying measure to the EU Conflict Minerals Regulation dedicated to making real change ‘on the ground’. Through EPRM, Philips financially supports activities to improve responsible mining practices in mining areas in CAHRAs and shares our knowledge and practice in conducting due diligence. Since 2018, Philips has actively participated in several working groups focused on strengthening the responsible production of minerals, as well as improving responsible sourcing practices.

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

In October 2021, during COP26, Philips announced its target to have at least 50% of its suppliers (based on spend) committed to science-based targets for carbon reduction by 2025.

Philips Group

% of suppliers committed to science-based targets

2021
% of suppliers committed to science-based target	28%

We consider suppliers to have committed to science-based targets when this is communicated via their CDP disclosures, public websites and announcements, or the Science Based Targets Initiative website. Multiple activities have been deployed to support our achievement of this climate target.

CDP engagement:  Since 2011 we have been partnering with CDP Supply Chain, through which we invite suppliers to disclose their environmental performance and carbon intensity. In 2021, there was a response rate of 87% (2020: 91%). Part of the reason for the lower response rate is an increase in the number of invited suppliers by 25% compared to 2020. We expect to further grow the number of suppliers that respond in the coming years, thereby enhancing our insights into the climate maturity of suppliers.

Of the group that responded, 61% engaged in emission-reduction initiatives (2020: 65%). In addition, 56% committed to carbon emission targets (2020: 64%). Our suppliers undertook projects in 2021 that resulted in savings on carbon emissions amounting to 452 million metric tonnes CO2.

Philips Group

Supplier response rate to CDP questionnaire

2019	2020	2021
82%	91%	87%

Data-driven insights: Through accurate data insights, Philips’ buyers are enabled to consider climate action in their supplier selection. In 2021, 28% of our purchases (in spend) were made at suppliers that have committed to science-based CO2 reduction targets.

Capability building: We support suppliers in advancing their company approach to climate action, offering (online) guidance that is tailored to their climate action maturity. In 2021, we provided tailored feedback and guidance for 61% of our suppliers to support their growth in capabilities and help improve their approach.

Opportunities for decarbonization: Through on-site assessments we identify energy efficiency opportunities that enable our suppliers to make cost-effective carbon reductions. Our team calculates for the supplier what the cost impact would be, and also the return. In 2021, 13 on-site assessments took place, which resulted in tailored plans for improvement.

8.4Social performance

Our people strategy and culture support a constantly evolving workforce capable of delivering strong business performance and executing our strategy. As such, we focus on developing our Workforce of the Future and delivering on our deep commitment to Inclusion & Diversity.

8.4.1Improving people’s lives

The lack of access to affordable, quality care is one of the most pressing issues of our time. Climate change is intensifying this situation and putting the lives of millions of people at risk. At Philips, we are conscious of our responsibilities towards society and the planet. It is our purpose to improve people’s health and well-being through meaningful innovation. As such, we aim to improve the lives of 2.5 billion people a year by 2030. To ensure we remain on track to achieve this goal, we have developed an integrated approach, that tells us how many lives have been improved by our products and solutions in a given year. We call this our Lives Improved model.

The Lives Improved model helps us to track our performance on a country-to-country basis in line with UN Sustainable Development Goal 3,  allowing us to shape strategies to ensure healthy lives and promote well-being for all at all ages.

In 2021, Philips improved 1.67 billion lives, an increase of around 140 million compared to 2020. This increase was driven by steady growth of all segments and the inclusion of new businesses such as IGT-Devices, EMR & Care Management and Enterprise Diagnostic Informatics, as well as the added contributions of our Philips Foundation and CSR projects.

From a market perspective, we saw significant growth mainly in Latin America (resulting from the inclusion of the EMR & Care Management business), Greater China, the Indian Subcontinent and Africa (mainly driven by the inclusion of Philips Foundation).

We have additional commitments to improve the lives of 300 million people in underserved communities with our health-related products by 2025, rising to 400 million by 2030. This commitment allows us to increase our focus on those populations where we can make a positive impact by providing access to effective and affordable healthcare for those in greatest need. By combining the strengths of Philips, Philips Foundation and its partners, we can provide better healthcare and improve health outcomes for all. In 2021, our health-related solutions improved the lives of 167 million people in underserved markets (an increase of 40 million compared to 2020).

In the course of 2021 we changed the definition of ‘lives improved’ (effective January 2021) to align more closely with our purpose. The new definition includes only products or solutions that contribute to people’s health and well-being, and no longer includes the contribution from our Green Products and Solutions that support a healthy ecosystem. Additionally, as we discontinued our Domestic Appliances business, we have removed the impact of this business from the 2021 Lives Improved results. The combined impact of these changes resulted in an overall drop of 223 million lives improved.

Please click here for more information on our Lives Improved methodology.

Lives Improved per market

The following table shows the number of Lives Improved per market.

Philips Group

Lives improved per market

Market	Lives Improved (million)1)	Population (million)2)	Saturation rate (as % of population)
Africa	27	1,324	2%
ASEAN & Pacific	110	993	11%
Benelux	25	29	85%
Central & Eastern Europe	72	165	44%
Germany, Austria & Switzerland	76	101	76%
France	39	68	57%
Greater China	492	1,436	34%
Iberia	29	57	51%
Indian Subcontinent	80	1,601	5%
Italy, Israel & Greece	37	82	45%
Japan	46	126	37%
Latin America	122	649	19%
Middle East & Turkey	59	379	16%
Nordics	19	28	69%
North America	358	368	97%
Russia & Central Asia	44	251	18%
UK & Ireland	35	73	48%
1)Source: Philips, double counts eliminated2)Source: The World Bank, CIA Factbook & Wikipedia

8.4.2Workforce of the Future

In 2021, the Workforce of the Future remained a key pillar of our People strategy. In a fast-changing landscape – with a need for evolving capabilities in support of our business transformation, as well as a need to adapt to the changes in the nature of work accelerated by the pandemic – our focus on the Workforce of the Future helps us to attract, develop and retain a workforce that will deliver the strategic capabilities needed to win.

We staff our positions based on assessed behavior, potential and capabilities. In 2021, we filled 72% of our Director-level and more senior positions from within the company. For these internal hires, we ensure our candidates are high performers with strong potential. In 2021, 68% of all internal promotions to Director level and more senior positions were realized by appointing top performers. We supplement this internal growth with targeted external hiring, bringing in employees with the behaviors and capabilities we require for our Workforce of the Future.

Strategic Capability Building

We apply an enterprise-wide Strategic Workforce Planning approach, which all businesses and markets adopt as part of the strategic planning cycle, to identify and develop the capabilities needed to realize our ambitions as a health technology company. This approach recognizes that capabilities are complex, with people, processes and systems being developed holistically. In 2021 we continued our focus on strategic positions and top talent and used the lens of strategic enterprise capabilities to focus our talent attraction, onboarding and development initiatives.

Total Workforce Strategy

We continue our Total Workforce Strategy, which considers all sources of skill, capabilities, locations and changes in the labor market in order to deliver the Workforce of the Future.

Our Right Shoring & Sourcing methodology is used to implement this strategy. This methodology steers improvements in workforce composition towards the ‘right shore’ (onshore, nearshore and offshore) and the ‘right source’ (employees, contingent workers and outsourced). The cost savings delivered by the program increased by 55% year-on-year

We extended our Freelance Management System in 2021 to cover India, on top of the Netherlands, Germany and the USA. By advertising opportunities for freelancers on our own Careers site alongside employee jobs, we now source 48% of all our freelancer hires ourselves, without having to go through staffing agencies.

Our Philips-wide Graduate Development Program (GDP) continues to perform well attracting 40 participants in 2021 - and expected to grow to over 300 in 2022. The GDP lasts two years and includes three job rotations, as well as offering the graduates a comprehensive learning and development track and career centers to help guide future steps.

We continue to drive campus hiring, with a 23% year-on-year increase in campus hires compared to 2020 amounting to 1,173 campus hires in 2021 (952 in 2020). Philips also offered meaningful work experience to 17% more interns than in 2020, and they formed a critical source of our graduate hires - with 53% of all graduate hires having been an intern with us.

8.4.3Inclusion & Diversity

Philips’ commitment towards Inclusion & Diversity is reflected in our General Business Principles and the company-wide Inclusion & Diversity Policy and Fair Employment Policy that were updated and published in 2021.

The company continues to put in place measures to enhance diversity and inclusion at all levels within the organization, and to ensure that the diversity at senior management levels reflects the diversity of our stakeholders, including consumers, our customers and their patients.

To this end, Philips made a new commitment of 35% gender diversity in senior leadership positions by the end of 2025, raising the ambition from the original target of 30%. As of year-end 2021, the figure stands at 28%.

Philips Group

Gender diversity

in %1)

1)Includes Domestic Appliances

With diversity being part of Philips’ purpose and one of the three strategic pillars of our global People strategy, long-term Inclusion & Diversity ambitions are embedded in our training, our approach to new ways of working including hybrid working, and our focus on health and well-being. Additionally, our leadership development programs, how we listen and respond to employee feedback, and the transparency required to hire and promote talent of underrepresented groups are also in focus.

Execution is monitored through a diversity dashboard based on a global scorecard with specific goals. This drives accountability and focus, and empowers leaders to customize goals, hear the stories behind the numbers, and intervene where appropriate.

During 2021, further work was done to bring together and grow global initiatives and amplify inclusion around unconscious bias, health, well-being and energy management, to grow awareness, stimulate learning and increase the resilience of our employees in the face of the pandemic. These initiatives are building on the holistic, long-term approach that sustainable success stems from an inclusive environment in which everyone can be and bring their best self to work (#youareyou). They include, but are not limited to:

Gender parity

  Building senior women mentoring programs to develop and retain senior female leaders across different levels, functions and markets
  Our Diversity Council continues to accelerate change and increase leadership involvement.

Broadening diversity

  Commitment to empower and increase the number of talents with a different race/ethnicity in leadership, starting in North America

Health & Well-being

  Employee safety incidents (Total Recordable Cases) stood at 213, an increase versus 2020 but well below industry averages. COVID-19 continued to impact our associates, but no work-related deaths were recorded.
  Addressing mental health and well-being with the continued roll-out of the global Employee Assistance program for employees and close dependents
  Embedding and extending the Energy Management Program, helping employees to build resilience and address work/life rhythm
  Offering further company-wide Mindfulness sessions and, across four key markets, an employee Mental Health Champion program, upskilling employees to offer confidential peer-to-peer guidance to support mental well-being.

Learning & Development

  Continuing the deployment across the organization of tailor-made training to address unconscious bias
  Providing globally available masterclasses, led by our leaders and international speakers on topics like Allyship, Privilege, Resilience and Psychological Safety

Creating belonging – #youareyou

  The (virtual) global and local celebrations of International Women’s Day across 80 locations worldwide; World Health Day, Pride, and World Mental Health Day
  A new global governance for our valued Employee Resource Groups (ERG) was launched, including an ERG Resource Center: offering active support to employees in setting up their own diverse and inclusive bottom-up networks. These include women’s networks, the Black Employees Resource Group in North America, an Asian employees’ network, and revival of the LGBTQ+ community. In 2021 we added the Middle Eastern Employee Resource Group, Future Leaders in Philips and Parents Club in the United States, a Benelux chapter of our Black Employee Resource Group, and a Global Care-givers Network, the latter as a direct response to the challenges experienced during the pandemic.

Recognition

  Achieving Best Place to Work for LGBTQ+ Equality status, receiving a score of 100% on the Human Rights Campaign 2021 Corporate Equality Index. Listed on Forbes Best Diversity Initiatives and Equal Opportunity Magazine’s Top 50 employers.

8.4.4Our culture

Culture is foundational to achieving our strategic ambitions. Our behaviors create a shared understanding of how we all need to act in order to live up to our purpose of improving the lives of people around the world. All Philips employees are expected to commit to living our behaviors – Customers first, Patient safety, quality and integrity always, Team up to win, Take ownership to deliver fast, and Eager to improve and inspire – every step of the way.

As we continue our transformation into a focused leader in health technology, we foster a culture within Philips that will help us achieve operational excellence and extend our solutions capability to address our customers’ unmet needs. Patient safety and quality are at the heart of our purpose. By fostering an inclusive and psychologically safe environment our people feel valued for who they are and for their contributions. As a health technology leader, the health and well-being of our people is imperative for success.

As work evolves during the COVID-19 pandemic, we are embracing a hybrid working model that offers greater flexibility and improved collaboration for better patient, customer and consumer outcomes, as well as enhanced employee well-being. From feedback shared by more than 10,000 employees in our ’office of the future’ survey, we learned that 68% of people want to work from home at least two days a week, while 72% emphasizes the need to meet physically in offices for effective connections. Our new ways of working are defined by three goals:

  Embracing flexibility. Making innovative choices for how and where to work, allowing more autonomy for our employees.
  Being at our best: Caring for ourselves, each other and our customers, patients and consumers. This means prioritizing our own well-being, as well as making time for personal growth and development.
  Impactful collaboration: Creating moments to come together, supporting employees’ sense of connection and belonging, so we can build strong teams, generate ideas and solve problems.

All of the above underpins how we lead, engage, hire and develop our employees. We have been focusing on well-being, deepening our leadership asks into the organization and supporting our culture shift as a leading innovative, customer-focused health technology company.

We are building an organization that is fit for today and the future with the skills and capabilities needed to successfully deliver on our strategic imperatives. We attract, onboard and retain the best talent to accelerate our business transformation.

8.4.5Employee engagement

In an environment of constant, rapid change, it is vital to stay connected and engaged with our people by continually checking in with and listening to them. Employee engagement and improving the experience of our people are pivotal to the success of our strategy. In 2021, employee engagement remained high at 79%, exceeding the Fortune 500 benchmark, despite the pandemic. This was driven by our people feeling proud to work for Philips, inspired to do their best work, and believing that Philips is a great place to work. It was further fostered by a focus on health & well-being, and employees feeling that they can be themselves and have the flexibility needed to enable a healthy work-life rhythm while meeting their career goals.

Philips Group

Employee Engagement index

	2019	2020	2021
Favorable	74%	79%	79%
Neutral	17%	14%	14%
Unfavorable	9%	7%	7%

Our quarterly employee surveys help to keep our finger on the pulse of employee sentiment toward the company. We act upon our employees’ ideas for improvement and show them that their feedback is valued.

At Philips, we believe we perform at our best when we feel connected, supported and psychologically safe. Amidst the ongoing pandemic in 2021, we listened actively to our employees to provide them with greater clarity of direction and increased autonomy and flexibility to deal with challenging personal and work situations. Moreover, we strengthened our Health & Well-being programs with a focus on mental well-being, which is designed to help our employees to build resilience through conscious energy management, adopt a healthier lifestyle, and achieve a better work/life balance.

8.4.6Employment

The total number of Philips Group employees was 78,189 at the end of 2021, compared to 75,001 at the end of 2020, an increase of 3,188 FTE.

Philips Group

Employees per segment

in FTEs at year-end

	2019	2020	2021
Diagnosis & Treatment	31,311	32,193	32,390
Connected Care	14,893	15,866	17,751
Personal Health	9,264	10,253	10,134
Other	17,844	16,689	17,913
Philips Group	73,311	75,001	78,189

Philips Group

Employment

in FTEs

	2019	2020	2021
Balance as of January 1	73,691	73,311	75,001
Consolidation changes:
Acquisitions	900	72	2,594
Divestments	(286)		(744)
Other changes	(994)	1,618	1,338
Balance as of December 31	73,311	75,001	78,189

Geographic footprint

Approximately 59% (2020: 61%) of the Philips workforce is located in mature geographies and 41% (2020: 39%) in growth geographies. In 2021, the number of employees in mature geographies decreased by 558. The number of employees in growth geographies increased by 2,629.

Philips Group

Employees per geographic cluster

in FTEs at year-end

	2019	2020	2021
Western Europe	20,531	19,925	19,775
North America	21,473	21,118	21,807
Other mature geographies	4,681	4,664	4,683
Mature geographies	46,685	45,707	46,265
Growth geographies	26,626	29,294	31,923
Philips Group	73,311	75,001	78,189

Employee turnover

In 2021, employee turnover amounted to 17.6%, of which 10.0% was voluntary, compared to 14.0% (7.3% voluntary) in 2020. External benchmarks show that our voluntary employee turnover remains in line with similar-sized companies, and that we are reasonably successful in retaining our employees.

Philips Group

Employee turnover

2021

	Staff	Professionals	Management	Executives	Total
Female	28.0%	14.3%	12.8%	17.7%	20.9%
Male	20.6%	13.0%	12.2%	13.6%	15.5%
Philips Group	24.3%	13.4%	12.3%	14.6%	17.6%

Philips Group

Voluntary turnover

2021

	Staff	Professionals	Management	Executives	Total
Female	9.8%	10.5%	8.8%	13.9%	10.1%
Male	11.9%	9.2%	7.1%	6.2%	9.9%
Philips Group	10.9%	9.6%	7.6%	8.1%	10.0%

8.4.7Equal opportunities and equal pay

Philips is committed to equal pay and will continue to investigate whether any deviations from this principle exist.

Many countries with a Philips presence – for example, Australia, the United Kingdom, Sweden, certain US states and India – have already undertaken pay equity reviews. In the US, Philips will be executing a Nationwide Pay Equity Project during 2022, building on work already completed at US state level.

In 2021, a study by EDGE (Economic Dividends for Gender Equality) of Philips in the Netherlands was completed, with Philips being certified for Gender Equality. The study found no statistical evidence of unequal pay. We continue to study gender pay parity using the EDGE methodology and plan to scale this application to cover 80% of Philips’ global country presence by the end of 2022.

8.4.8Living wage

Philips can only achieve its aim to improve the lives of 2.5 billion people per year by 2030 if we support and empower our people, so they can be their best and perform effectively. To this end, we conducted a living wage analysis for the third year in a row on the lowest salaries in every country in which we currently operate.

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

The living wage analysis conducted in 2021 showed again that all wages and benefits at Philips were above the defined living wage levels in all 76 countries surveyed.

8.4.9Health and Safety

In 2021, the COVID-19 global pandemic continued to significantly affect Philips’ global operations in many ways, including government-mandated lockdowns, travel restrictions, and most importantly ensuring employee health and safety whilst maintaining critical operational commitments. Philips continued to deliver on its triple duty of care: meeting critical customer needs, ensuring the health and safety of employees, and ensuring business continuity. A Group Crisis Operations Team and local Crisis Management Teams continued to provide a global integrated response. This enabled Philips to disseminate a centralized and consistent message for every employee, regardless of market, business or location. A COVID-19 intranet site with guidance and information was maintained and received over 44,000 hits in 2021.

Working as a team across all functions, Philips was able to maintain manufacturing operations and ensure support for our customers, including front-line hospitals, to minimize interruption to key service and support activities. During 2021, approximately 5,168 Philips employees voluntarily reported a COVID-19 infection. Whilst most infections were of mild severity, there were unfortunately some more severe outcomes, including a small number of fatalities. However, less than 1% of contamination cases and none of the fatalities resulted from infections acquired during workplace activities. Cumulatively in 2020 and 2021, Philips recorded 7,374 COVID-19 cases (5,168 in 2021), 19 fatalities (13 in 2021).

At Philips, we strive for an injury-free and illness-free work environment. Since 2016, the Total Recordable Cases (TRC) rate has been defined as a Key Performance Indicator (KPI). A TRC is a case where an injured employee is unable to work for one or more days, has medical treatment, or sustains an industrial illness. We set yearly TRC targets for the company, businesses and industrial sites.

We recorded 213 TRCs in 2021, a 20% increase compared to 178 in 2020. While our workforce continued to expand in 2021, the TRC rate decreased from 0.24 per hundred FTEs in 2020 to 0.29 in 2021.

In 2021 we recorded 114 Lost Workday Injury Cases (LWIC). These are occupational injury cases where an injured person is unable to work for one or more days after the injury. This represents a 25% increase compared with 91 in 2020. The LWIC rate increased to 0.16 per 100 FTEs in 2021, compared with 0.12 in 2020. The number of Lost Workdays caused by injuries increased by 1,672 days (65%) to 4,236 days in 2021.

8.4.10Philips Foundation

Stichting Philips Foundation, an independent foundation organized under Dutch law, is a registered charity established in 2014. In 2021, Royal Philips supported the Philips Foundation with a contribution of EUR 6.7 million, and provided the operating staff as well as the expert assistance of skilled employees in the execution of the Foundation’s programs.

The Philips Foundation’s mission is to reduce healthcare inequality by providing access to quality healthcare for underserved communities through meaningful innovation. It does this through the provision and application of Philips’ healthcare expertise, innovation power, talent and resources and by financial support. Together with key partners around the globe (including respected NGOs such as Red Cross organizations, UNICEF, Amref and Save the Children), the Philips Foundation seeks to identify challenges where a combination of Philips expertise and partner experience can be used to create meaningful solutions that have an impact on people’s lives.

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

For more information on the PBS, please refer to How we create value.

8.5.3Quality & Regulatory

Our business success depends on the quality of our products, services and solutions, and our compliance with many global regulations and standards. In 2021, we continued our transformation journey to accelerate our customer-focused global processes, procedures, standards, and patient safety & quality mindset, all with the goal of maintaining the highest possible level of quality for our customers and their patients.

As a business with a significant global footprint, ensuring compliance with evolving regulations and standards, including data privacy and cybersecurity, involves increased levels of investment to meet the demands of increased regulatory enforcement activity. Our business deals in the secure electronic transmission, storage and hosting of sensitive information, including personal information, protected health information, financial information, intellectual property, and other sensitive information related to our customers and workforce. For information on how Philips manages cybersecurity risk, please refer to Operational risks.

Quality

Philips is committed to delivering the highest quality products, services and solutions compliant with all applicable laws and standards. We continuously strive to raise our performance in ensuring quality, which is reflected in our continued substantial investment to embed quality through the standardization and adoption of industry best practices throughout our Quality Management System. Quality is an integral part of the leadership and culture of what we do at Philips. Through this quality system improvement program, our aim is to elevate and ensure consistency in how we work, collaborate and make decisions together as we aim to improve the lives of 2 billion people a year by 2025, including 300 million in underserved communities, rising to 2.5 billion and 400 million respectively by 2030.

Regulatory Compliance

Philips actively maintains Quality Management Systems that establish processes for its product design, manufacturing and distribution processes; these standards are in compliance with Food and Drug Administration (FDA)/International Organization for Standardization (ISO) requirements. Our businesses must comply with regulatory pre-marketing and quality system requirements in every market we serve, and to specific requirements of local and national regulatory authorities including the US FDA, the European Medicines Agency (EMA), the National Medical Products Administration (NMPA) in China and comparable agencies in other countries. We also must comply with the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), Energy-using Products (EuP) and Product Safety Regulations.

Often, new products that we introduce are subject to pre-market regulatory processes (e.g. pre-market approval (PMA) and pre-market notification (510(k)) for marketing of FDA-regulated devices in the USA, and CE Marking in the European Union). Failing to comply with the regulatory requirements can have significant legal and business consequences. The number and diversity of regulatory bodies in the various markets we operate in globally adds complexity and time to product introductions.

In the European Union (EU), the Medical Device Regulation (EU-MDR) passed its date of application (May 26, 2021). Through the comprehensive EU-MDR program which has been running since 2018 and with a joint effort across all of Philips, we have passed this major milestone successfully. For a part of our product portfolio we make use of the Grace Period*) for various reasons including stock depletion, notified body capacity limitations and resource balancing. To achieve this major milestone we made an annual EU MDR investment of around EUR 30 million in 2021 and expect to have additional compliance costs for the new regulations of around EUR 13 million in 2022 to conclude the transition. We believe the global regulatory environment will continue to evolve, which could impact the cost, the time needed to approve, and ultimately, our ability to maintain existing approvals or obtain future approvals for our products.

Consent Decree

In October 2017, Philips North America LLC reached agreement on a consent decree with the US Department of Justice, representing the Food and Drug Administration (FDA), related to compliance with current good manufacturing practice requirements arising from inspections conducted in 2015 and prior, focusing primarily on Philips’ Emergency Care & Resuscitation (ECR) business operations in Andover, Massachusetts, and Bothell, Washington.

Following a successful inspection in Bothell, Washington, in April 2020, the FDA determined that Philips had met the conditions for resuming manufacturing and distribution of defibrillators in the US. The consent decree remains in effect for several years, during which the Emergency Care (formerly ECR) business will be subject to a series of annual assessments by an independent expert. Hospital Patient Monitoring (formerly Monitoring & Analytics), also named in the Consent Decree, is also under a heightened level of scrutiny over the same period.

Substantial progress continues to be made in our compliance efforts. In August 2021, the FDA inspected Emergency Care in Bothell again as a Consent Decree follow-up. Two observations (Form 483) were issued and subsequently remediated and reported to the FDA. The FDA later presented Emergency Care with four Establishment Inspection Reports dating back to 2015, signaling the closure of the four open inspections.

Even with these successes, however, we cannot predict the outcome of this matter, and the consent decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing Emergency Care or Hospital Patient Monitoring devices, recall products, pay liquidated damages, and take other actions. We also cannot currently predict whether additional monetary investment will be incurred to resolve this matter or the matter’s ultimate impact on our business.

Philips Respironics voluntary recall notification

On June 14, 2021, Philips’ subsidiary, Philips Respironics, initiated a voluntary recall notification in the United States and field safety notice outside the United States for certain sleep and respiratory care products to address identified potential health risks related to the polyester-based polyurethane (PE-PUR) sound abatement foam in these devices.

At the time of the June 2021 recall/field safety notice, Philips had received a limited number of reports of possible patient impact due to foam degradation, and no reports regarding patient impact related to chemical emissions. Philips continues to monitor complaints received following the recall/field safety notice via our Quality Management System, in accordance with the medical devices regulations and laws in the markets that we serve.

We are treating this matter with the highest possible seriousness, and are working to address this issue as efficiently and thoroughly as possible.

We are conducting a comprehensive test and research program and provided an update in December 2021 on the positive VOC test results related to the first-generation DreamStation devices.

The company has developed a comprehensive plan to replace the PE-PUR sound abatement foam used in earlier-generation devices with the new material used in the second-generation products such as DreamStation 2, which has been approved by the US FDA and regulatory authorities around the world, and has already begun this process. Philips Respironics has been working in close partnership with the US FDA, competent authorities, and other regulators around the world, as well as our customers, clinicians, and patients, to complete the needed repairs and replacements associated with this recall. In certain circumstances, the products in question may be replaced rather than repaired.

*)Where products, that were placed on the market under the predecessor of the EU-MDR, the EU-MDD, can continue to be placed on the market when meeting a subset of MDR requirements in addition to the MDD requirements.

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

The performance targets for the members of the Board of Management are determined annually at the beginning of the year. The Supervisory Board determines whether performance conditions have been met and can adjust the payout of the annual cash bonus incentive and the long-term incentive grant upward or downward if the predetermined performance criteria were to produce an inappropriate result in extraordinary circumstances. The authority for such adjustments exists on the basis of contractual ultimum-remedium and claw-back clauses. In addition, pursuant to Dutch legislation effective January 1, 2014, incentives may, under certain circumstances, be amended or clawed back pursuant to statutory powers. For more information please refer to Corporate governance. Further information on the performance targets is given in the chapters on the Annual Incentive (see 2021 Annual Incentive) and the Long-Term Incentive Plan (see 2019 Long-Term Incentive) respectively.

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
  We do not pay dividend equivalents on stock options, or restricted share units and performance share units that do not vest
  We do not offer executive contracts with longer than 12 months’ separation payments
  We do not have a remuneration policy in place that encourages our Board of Management to take any inappropriate risks or to act in their own interests
  We do not reward failing members of the Board of Management upon termination of contract
  We do not grant loans or give guarantees to members of the Board of Management
*)The remuneration benchmarking peer group currently consists of 25 companies, being: Ahold Delhaize, AkzoNobel, ASML, Atos, BAE Systems, Becton Dickinson, Boston Scientific, Capgemini, Danaher, Electrolux, Ericsson, Essilor International, Essity (formerly SCA, company split), Fresenius Medical Care, Heineken, Henkel & Co, Medtronic, Nokia, Reckitt Benckiser, Roche, Rolls-Royce, Safran, Siemens Healthineers, Smith & Nephew, and Thales. (Alcatel Lucent was excluded as it was acquired by Nokia). This peer group differs from the TSR peer group, see 2019 Long-Term Incentive.

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

In the highly regulated world of healthcare, integrity requires in-depth knowledge of the applicable rules and regulations and a sensitivity to healthcare-specific issues. The GBP – part of the Philips Business System – incorporate and represent the fundamental principles by which all Philips businesses and employees around the globe must abide. They set the minimum standard for business conduct, both for individual employees and for the company and our subsidiaries. Our GBP also serve as a reference for the business conduct we expect from all our business partners.

Translations of the GBP text are available in 30 languages, allowing almost every employee to read the GBP in their native language. Detailed underlying policies, manuals, training, and tools are in place to give employees practical guidance on how to apply and uphold the GBP in their daily work environment. Details can be found at www.philips.com/gbp.

In 2021, a total of 610 concerns were reported via Philips Speak Up (Ethics Line) and through our network of GBP Compliance Officers. This represents an increase of 7% from the total of 571 concerns in the previous reporting period (2020).

While this is a continuation of the upward trend reported since 2014, the year in which Philips updated its General Business Principles and deployed a strengthened global communication campaign, the increase is flattening. Specifically in 2021, we focused on increasing awareness on Integrity and on the importance of speaking up, through and following up on the deployment of our biennial Business Integrity Survey. We still believe the upward trend in reporting remains in line with our multi-year efforts to encourage our employees to express their concerns, whilst realizing that the extraordinary business conditions in both 2020 and 2021 make it imprudent to draw any specific conclusions from these numbers.

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

In view of the above, the Board of Management believes that it is in compliance with best practice provision 1.4.2 of the Dutch Corporate Governance Code. It should be noted that the above does not imply that the internal risk management and control systems provide certainty as to the realization of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud or non- compliances with rules and regulations. The above statement on internal control should not be construed as a statement in response to the requirements of section 404 of the US Sarbanes-Oxley Act. The statement as to compliance with section 404 is set forth in Management’s report on internal control

8.5.7Total tax contribution

To fulfil our company purpose, a responsible tax approach is required. We fully acknowledge our societal role when it comes to paying taxes in the geographies where value is created. We consider our tax payments as a contribution to the communities in which we operate, as part of our social value creation.

Our Approach to Tax sets the standard for our conduct, by which individual employees, the company and its subsidiaries must abide. We consider tax in the context of the broader society, inspired by our stakeholder dialogues, global initiatives of the Organization for Economic Cooperation and Development and United Nations, human rights, international tax laws and regulations and relevant codes of conduct.

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

In 2021, Philips contributed to the communities where we operate through taxes paid (e.g. corporate income tax) and taxes collected (e.g. VAT). As part of its ESG commitments, Philips committed to provide transparency on its taxes paid and collected in the countries it operates in. Our Country Activity and Tax Report can be found on our website. Philips' total tax contribution in 2021, amounting to EUR 4,090 million, is presented by tax type in the following table.

Philips Group

Total Contribution 2021 per Tax Type

in millions of EUR

	Corporate income tax paid	Customs duties	VAT1)	Payroll Tax	Other Taxes	Total
Western Europe	583	13	320	906	84	1,904
North America	105	39	94	770	7	1,015
Other mature geographies	50	4	79	137	1	272
Growth geographies	79	113	329	320	57	897
Philips Group	818	169	821	2,133	149	4,090
1)Includes VAT, GST and sales tax.

8.6Philips' ESG performance at a glance

Below we show how Philips performed in 2021 on the 21 Core metrics of the WEF ESG reporting framework, mapped to the three dimensions of our ESG commitments, as well as a number of additional Philips-specific metrics that we consider fundamental to the strategy and operation of our business.

Environmental

  Green House Gas (GHG) emissions100% electricity from renewable sources0 kilotonnes CO2-equivalent (net operational carbon footprint)
  Taskforce on Climate-related Financial Disclosures (TCFD) implementationDeveloped 2 and 4 °C global warming scenarios and assessed their impact on our supply chain, Philips and customers (disclosed in separate report)
  Land use and ecological sensitivity19 tonnes waste sent to landfillAll 25/25 industrial sites 'Zero Waste to Landfill' at year-end
  Water consumption and withdrawal in water-stressed areas703,104 m3 total water intake256,957 m3 in water-stressed areas
  Circular revenues *)16% of revenues
  Closing the loop *)Closed the loop for over 3,000 systems returned to us

Social

  Lives Improved *)1.67 billion, of which 167 million in underserved communities
  Diversity & Inclusion28% gender diversity in senior leadership positions40% gender diversity in total workforce79% Employee Engagement Score *)
  Pay equalityEDGE-certified for Gender Equality in the NetherlandsUS Nationwide Pay Equity project scheduled for 2022
  Wage level6,246 million EUR employee benefit expensesPhilips pays all employees at least a living wage
  Risk for incidents of child, forced or compulsory laborAddressed in Philips GBP, Supplier Sustainability Declaration and Supplier Sustainability program
  Health & Safety0.29 Total Recordable Case rate per 100 FTEs213 Total Recordable Cases
  Training provided830,000 training hours in Philips University835,000 training completions
  Absolute number and rate of employment78,189 employees18% turnover
  Supplier development program *)351 companies430,000 employees impacted
  Volunteering *)37 new projects in 2020 reaching 17.3 million people

Governance

  Setting purposePhilips’ purpose is to improve the health and well-being of people through meaningful innovation
  Governance body compositionPhilips has a Board of Management and an independent Supervisory Board
  Material issues impacting stakeholdersDetailed Materiality Analysis performed
  Anti-corruption71,000 employees completed General Business Principles training
  Protected ethics advice and reporting mechanismsWhistleblower mechanism in place
  Integrating risk and opportunity in business processesIncluded in Risk Management section
  Economic contribution17,156 million EUR revenues773 million EUR dividend declared6.7 million EUR contribution to Philips Foundation104 million EUR government grants
  Financial investment contribution2,699 million EUR total tangible assets802 million EUR capital expenditure
  Total R&D expenses1.8 billion EUR invested in R&D (10.5% of revenues)
  Total tax contribution4,090 million EUR
*)Philips-specific metric

9Risk management

9.1Our approach to risk management

Vision and objectives

Philips approaches risk management as a value-creating activity that is integral to innovation and entrepreneurship. As such, it is part of the Philips Business System (PBS). Key elements are our Risk Management governance, Risk appetite, the Risk Management Process standard, the Philips Business Control Framework, and our General Business Principles (GBP), which are further described in this chapter. There can be no absolute assurance that our risk management will avoid or mitigate all risks that Philips faces. The material risks are described in Risk factors.

Risk management governance

The Executive Committee identifies and manages the risks Philips face in realizing its objectives. It defines the Risk Appetite, provides the risk management framework, and monitors the effectiveness thereof. The Risk Management Support Team, consisting of experts on various categories of risk, supports the Executive Committee through regular analysis of the enterprise risk profile and enhancement of the risk management framework. Management is responsible for identifying critical risks and implementing appropriate risk responses within their areas of responsibility. Various functions (such as Internal Control, Quality & Regulatory, and Group Security) support the management of specific risk areas.

The Internal Audit function assesses the quality of risk management and controls through the execution of a risk-based audit plan, as approved by the Audit Committee of the Supervisory Board. Leadership from our Executive Committee, Businesses, Markets and key Functions meet quarterly with Internal Audit in Audit & Risk Committees to discuss strengths and weaknesses of risk management and controls – as evaluated by internal and external auditors and by means of other (self) assessments – and take corrective action where necessary.

The Disclosure Committee oversees the company’s disclosure activities and assists the Board of Management in fulfilling its responsibilities in this respect. The Disclosure Committee’s purpose is to ensure that the company implements and maintains internal procedures for the timely collection, evaluation and disclosure, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the company is subject.

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

The Environmental, Social and Governance (ESG) Committee initiates, drives and coordinates ESG strategy development, policy setting, disclosures and planning of programs and activities in relation to our ESG commitments. It administers ESG reporting, monitors progress, assesses risks in relation to Philips’ ESG strategy and makes recommendations to the Executive Committee on our ESG endeavors.

The Supervisory Board oversees Philips’ risk management. The Audit Committee and the Quality & Regulatory Committee of the Supervisory Board assist the full Supervisory Board in fulfilling its risk management oversight responsibilities. The Audit Committee reviews the quality of risk management and controls, and the reported findings of internal and external audits. The Quality & Regulatory Committee’s role particularly relates to the quality and regulatory compliance of the Company’s products (including software), services and systems throughout their lifecycle of development, testing, manufacturing, marketing and servicing.

The Corporate governance chapter of this report addresses the main elements of the Company’s corporate governance structure, reports on how it applies the principles and best practices of the Dutch Corporate Governance Code and provides certain other information relevant to risk management governance.

Risk appetite

The Executive Committee and management seek to manage risks consistently within the risk appetite. Risk appetite is set by the Executive Committee and captured in the Risk Management Policy. It is effectuated through our PBS, of which various elements – such as our strategy, Philips business principles and behaviors, authority schedules, policies, process standards and performance management systems – include or reflect risk-taking guidance.

Philips’ risk appetite differs depending on the type of risk, ranging from an averse to a seeking approach. We believe we must operate within the dynamics of the health technology industry and take the risks needed to ensure we continually revitalize our offerings and the way we work. At the same time, Philips attaches prime importance to integrity, sustainability, product quality and patient safety, including compliance with regulations and quality standards. Risk appetite for the four main risk categories is visualized below. Philips does not classify these risk categories in order of importance.

Risk management process

In order to provide a comprehensive view of Philips’ risks, structured risk assessments take place according to the Philips risk management process standard, applying a top-down and bottom-up approach. Our process standard is designed based on the Enterprise Risk Management Framework: Integrating with Strategy and Performance (2017) from the committee of sponsoring organizations of the Treadway Commission (COSO) and on ISO 31000 - Risk Management. The process is supported by regular risk workshops with management at Group, Business, Market and Function levels. During 2021, several risk management workshops were held to assess and respond to enterprise risks.

Key elements of the Philips risk management process are:

  Management of Businesses, Markets and key Functions perform a risk assessment at least once a year, with updates of the strategic plan, to identify and prioritize risks, assign ownership, and implement appropriate risk responses. Risk workshops are conducted across the company to facilitate these risk assessments.
  Management discusses and monitors the risk profile and risk response effectiveness at least quarterly in its performance reviews and during Audit & Risk Committees, which are held for all Businesses, Markets and selected Functions and at Group level.
  Developments in the enterprise risk profile and management’s initiatives to improve risk responses are discussed and monitored during the quarterly meeting of the Audit Committee of the Supervisory Board.
  As an integral part of the strategy review, each year the Executive Committee assesses the enterprise risk profile and the potential risk impact versus Group risk appetite. This assessment considers various inputs such as risk assessments from Businesses, Markets and Functions, Philips Internal Audit findings, Legal and Insurance matters, the materiality analysis, and external research. The assessment also covers the effectiveness of the risk management framework and potential improvements thereto.
  The Philips risk profile and the risk management framework are discussed at least once a year with the Supervisory Board.

Examples of measures taken during 2021 to further strengthen risk management:

  Continued development of our COVID-19 response program with the aim of being better prepared to respond to potential future events;
  Continued improvement and consolidation of our Quality Management Systems;
  Operating a Risk & Compliance (R&C) Center of Excellence to drive continuous improvement, knowledge sharing, capability building and risk transparency across various R&C areas;
  Further integration of standard risk management practices in regular performance and strategy execution dialogues;
  Continued improvement of our security (including cyber, product and supply chain) risk management capabilities;
  Various improvements to supply chain related risk, including supplier risk management and business continuity management;
  Further deployment of the recommendations from the Taskforce on Climate-related Financial Disclosures, particularly related to climate adaptation and transition risks; and
  Increased use of data analytics and automation in controls monitoring, and ongoing development of our enterprise governance, risk and compliance IT platform.

Philips Business Control Framework

The Philips Business Control Framework (PBCF) sets the standard for Internal Control over Financial Reporting at Philips. The objective of the PBCF is to maintain integrated management control of the company’s operations to ensure the integrity of the financial reporting, as well as compliance with laws and regulations. Philips has designed its PBCF based on the COSO Internal Control-Integrated Framework (2013).

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

The GBP Review Committee is responsible for the effective deployment of the GBP and for generally promoting a culture of compliance and ethics within the company. The Committee is chaired by the Chief Legal Officer, and its members include the Chief Financial Officer, Chief Human Resources Officer and the Chief of International Markets. Furthermore, all our key markets have quarterly market compliance committees, which act as local satellites of the GBP Review Committee, dealing with GBP-related matters within the local context. They are also responsible for the design and execution of localized compliance plans that are tailored to their market-specific risks and organizational set-up, and regularly review the relevant compliance metrics for their respective market through dashboards delivered by the legal compliance monitoring team. The Secretariat of the GBP Review Committee, together with a worldwide network of GBP Compliance Officers, supports the organization with the implementation of GBP initiatives.

As part of our continuous effort to raise GBP awareness and foster dialogue throughout the organization, each year a global GBP communications and training plan is deployed, including our annual GBP Dialogue Initiative, aimed at reinforcing a culture of dialogue using ethical dilemma case studies that are relevant to our workforce. A key control to measure implementation of our GBP is the GBP Self-Assessment, which is part of our Internal Control framework. In addition, we continue to expand the capabilities of our legal compliance monitoring team, serving both our business customers as well as compliance networks with actionable compliance data, thus further improving our compliance control framework.

The GBP are supported by established mechanisms that ensure standardized reporting and enable both employees and third parties to escalate concerns 24/7. Concerns raised are registered consistently in a single database hosted outside of Philips servers to ensure confidentiality and security of identity and information. Encouraging people to speak up through the available channels if they have a concern will continue to be a cornerstone of our GBP communications and awareness campaigns. At least twice a year, the GBP Review Committee, as well as the Executive Committee and Audit Committee of the Supervisory Board, are informed on relevant GBP metrics, cases, trends and learnings.

Through the Audit Committee of the Supervisory Board, the company also has procedures in place for the receipt, retention and treatment of complaints specifically relating to accounting, internal accounting controls or auditing matters, which enable the confidential, anonymous submission of complaints regarding questionable accounting or auditing matters.

The GBP and underlying policies, including the Financial and Procurement Code of Ethics, are published on the company website, at www.philips.com/gbp.

9.2Risk factors

Philips believes the risks set out below are the material risks that could impact our ability to achieve our objectives. These risk factors may not, however, include all the risks that ultimately may affect Philips. Some risks not yet known to Philips, or currently believed not to be material, may ultimately have a major impact on Philips’ business, revenues, income, assets, liquidity, capital resources, reputation and/or ability to achieve its business and ESG objectives. Philips defines risks in four main categories: Strategic, Operational, Compliance and Financial. Philips presents the risk factors within each risk category in order of its current view of their expected significance. This does not mean that a lower-listed risk factor may not have a material and adverse impact on Philips’ business, revenues, income, assets, liquidity, capital resources, reputation, and/or ability to achieve its business and ESG objectives. Furthermore, other risk factors not listed below may ultimately prove to have more significant adverse consequences than those listed risk factors.

9.3Strategic risks

Philips may be unable to gain leadership in health informatics.

Fundamental developments in the health technology industry, such as use of Artificial Intelligence (AI) and Machine Learning (ML), digital platforms delivering insights at scale, and the shift towards cloud-based Software as a Service (SaaS) business models, are dramatically changing our business environment. Our informatics businesses may fall behind ‘born digital’ competitors if Philips fails to timely develop and globally commercialize capabilities, adjust business models, introduce new products and services in response to these changes. This could result in an inability to satisfy patient and customer needs, thereby missing out on revenue and margin growth opportunities, which may have a material adverse impact on Philips’ business, financial condition and operating results.

Philips may be unable to transform its business model to health technology solutions and services.

As Philips’ business profile has shifted focus towards health technology, we believe we need to shift from transactional product-focused business models towards outcome-oriented, multi-year customer partnership business models enabled by solutions and value-added services. If this shift is made too slowly or is not successful, we may face a loss of customer relevance, inability to capture growth, and loss of market share. Given its health technology focus, Philips may have a reduced ability to offset such potential negative impacts on its health technology business by other businesses through a more diversified portfolio. The transition to solutions and services business models also raises a longer-term risk of (among other things) stronger customer dependency and default. Any of these factors may have a material adverse impact on Philips’ business, financial condition and operating results.

Philips’ global operations are exposed to macroeconomic and geopolitical changes.

Philips’ business environment can be adversely impacted by macroeconomic and geopolitical conditions in individual and global markets. There is general uncertainty with regard to macroeconomic factors, such as monetary and healthcare policies, regulatory change, public capital investments in healthcare ecosystems, consumer confidence and spending, pandemics, civil unrest and war amongst others. In particular, geopolitical tensions and protectionism have intensified and increasingly affect policies on trade, production, duties and taxation.

Mature economies are currently the main source of Philips’ revenues, while growth economies are an increasing source of revenues. Philips produces, sources and designs its products and services mainly from the US, the EU (primarily the Netherlands) and China, and the majority of Philips’ assets are located in these geographies. Changes in monetary, trade and tax policies in the US, China and EU may trigger reactions and countermeasures by and may have an adverse impact on other economies and international markets. Such measures may include tariffs, sanctions, local sourcing requirements, market access limitations, technology restrictions, data localization requirements and data transfer restrictions, import or export controls, mobility of talent, nationalization of assets, or restrictions on the repatriation of returns from foreign investments. These may lead to adverse impacts on global trade levels and flows, economic growth, financial market and political stability, all of which could adversely affect the demand for, and supply of, Philips' products and services. The factors described above, or other factors which may impact conditions relevant to Philips' business environment, are difficult to predict and may have a material adverse impact on Philips’ business, financial condition and operating results. They can also make it more difficult to budget and make reliable financial forecasts or could have a negative impact on Philips’ access to funding.

Acquisitions could fail to deliver on Philips’ business plans and value creation expectations, and we may not be able to successfully integrate acquired operations.

Selected acquisitions have been and are expected to remain part of Philips’ growth strategy. Acquisitions may expose Philips to integration and other risks in areas such as sales and service, logistics, regulatory compliance, legal claims, information technology and finance, and we may not be able to successfully or efficiently integrate new acquisitions with our existing operations, culture and systems. Integration challenges may adversely impact the realization of expected contributions from acquisitions. These transactions may incur significant costs, result in unforeseen operating difficulties, may also divert management attention from other business priorities, and may ultimately be unsuccessful. Cost savings expected to be implemented or other assumptions underlying the business plan relating to a particular acquisition may not be realized. If we are unable to accomplish any of our objectives at the independent operating subsidiaries we acquire, we may not realize the anticipated benefits of acquisitions and we may experience lower than anticipated profits, or even losses. Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill, which may later be subject to write-down if an acquired business does not perform as expected, which may have a material adverse effect on Philips’ earnings.

Philips may be unable to secure and maintain intellectual property rights for its products and services or may infringe others’ intellectual property rights.

Philips is dependent on its ability to obtain and maintain licenses and other intellectual property (IP) rights covering its products and services and its design and manufacturing processes. The IP portfolio is the result of an extensive IP generation process that could be influenced by a number of factors, including innovation and acquisitions. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Philips. This is particularly applicable to the segment Other, where licenses from Philips to third parties generate IP royalties and are important to Philips’ results of operations. The timing of licenses from Philips to third parties and associated revenues from IP royalties are uncertain and may vary significantly from period to period. A loss or impairment in connection with such licenses to third parties could have a material adverse impact on Philips’ financial condition and operating results. Philips is also exposed to the risk that a third party may claim to own IP rights to technology applied in Philips’ products and services. If any such claims of infringement of these IP rights are successful, Philips may be required to pay damages to such third parties or may incur other costs or losses.

Philips may be unable to meet internal or external aims or expectations with respect to ESG-related matters.

Environmental, Social and Governance (ESG) factors may directly and indirectly impact the business environment in which Philips operates. Philips may from time to time disclose ESG-related initiatives or aims in connection with the conduct of its business and operations (for example with respect to reducing greenhouse gas emissions in its supply chain). However, there is no guarantee that Philips will be able to implement such initiatives or meet such aims within anticipated timeframes, or at all. In addition, there is an increasing focus from Philips’ stakeholders – including customers, employees, regulators, and investors – on ESG matters, and those stakeholders may also have ESG-related expectations with respect to Philips’ business and operations. For example, customers may focus on ESG-related criteria in buying our products and any inability by Philips to address concerns about ESG-related matters could negatively impact sentiment towards Philips and our products and brands. There are an increasing number of regulatory and legislative initiatives to address ESG issues, such as the EU Taxonomy Regulation which aims to define common rules for determining whether economic activities contribute to sustainability objectives. These regulatory and legislative initiatives in turn could also affect how our products or business operations are perceived by customers or other stakeholders. If our products or business operations do not meet the criteria for sustainability according to the EU Taxonomy Regulation (including the related delegated regulations) or any other similar regulations, this may negatively affect the views of our customers or other stakeholders. Philips may fail to fulfil internal or external ESG-related initiatives, aims or expectations, or may be perceived to do so, or we may fail adequately or accurately to report performance or developments with respect to such initiatives, aims or expectations. In addition, Philips could be criticized or held responsible for the scope of its initiatives or goals regarding ESG matters. Any of these factors may have an adverse impact on Philips’ reputation and brand value or on Philips’ business, financial condition and operating results.

9.4Operational risks

Products and services may fail quality or security standards, which may adversely affect patient safety and customer operations.

Our products and services, either new and/or in field use by our customers, may fail to meet product quality or product security standards, cause (patient) harm, negatively impact customer operations and their ability to provide healthcare, provide unauthorized access to patient records and medical devices through cyber security incidents, or generally cause customer dissatisfaction. Given Philips’ focus on health technology, products and services often require regulatory approvals, including approval of quality and benefit/risk prior to market introduction. Philips may experience issues with the quality of our products and services as a result of various factors, including product design, production, suppliers, materials used, installation, or newly emerging and rapidly evolving cybersecurity threats. These (and other) issues could cause events that need to be actively addressed, which may lead to (amongst others) higher costs of design, market activation, stop use, field recalls and repairs, as well as financial claims and liabilities, damage to our brand reputation, competitive disadvantage, regulatory non-compliance (refer to the Compliance risk section), and loss of market access and market share, any of which may have a material adverse impact on Philips’ market valuation, revenue growth and operating results. Many of our products also have multiple software components, which may be exposed to security threats, including in the event of obsolescence or insufficient maintenance.

Notwithstanding the proliferation of technology and technology-based control systems to detect defects or other errors in our products before they are released, our business ultimately relies on people as our greatest resource, and, from time-to-time, they make mistakes or engage in violations of applicable policies, laws, rules or procedures that are not always caught immediately by our technological processes or by our controls and other procedures, which are intended to prevent and detect such errors or violations. In addition to human error, our quality controls are also subject to overriding, and resource or technical constraints. As such, these quality controls and preventative measures may not be effective in detecting all defects or errors in our products before they have been released into the marketplace. In such an event, the technological reliability and safety of our products could be below our standards and our reputation, brand and sales could be adversely affected. In addition, we could be required to, or may find it necessary to, offer a refund for the product or service, suspend the availability or sale of the product or service or expend significant resources to cure the defect or error. Any of these factors may have in a material adverse impact on Philips’ business, financial condition and operating results.

Philips may be unable to ensure an effective supply chain.

Most of Philips’ operations are conducted internationally, which exposes Philips to supply chain challenges. Philips produces and procures products and parts in various countries globally and in addition is partly dependent on the production and procurement of products and parts from Asian countries, and disruption to production in and shipping from Asian countries could have a disproportionate impact on our business compared to disruptions in other markets. The production and shipping of products and parts, whether from Philips or from third-parties, could be interrupted by various factors such as geopolitics (e.g. US-China relations and protectionist measures taken in various markets), regional conflicts, natural disasters or extreme weather events, (the effects of which may be exacerbated by climate change), container imbalances or port congestions. As a recent example, our sales were impacted unfavorably by the intensified global supply chain issues, primarily related to the shortage of electronic components, poor ocean freight schedule reliability, and COVID-19 affecting suppliers. Although difficult to predict, supply chain headwinds are expected to continue throughout 2022, with a significant impact in the first quarter. There is currently scarcity in the availability of semi-conductors due to increased global demand: as a health technology company, Philips is dependent on the availability of semiconductors and continued scarcity may cause increased lead times and adversely impact our production capacity. Pandemics (e.g. resurgences of COVID-19 or mutations thereof) may disrupt supply chains due to rapid shifts in demand, need for production capacity adjustments and safety improvements in the environments for production, field service, installation and Research & Development in which our employees operate. Philips is also exposed to risks associated with delivery of products and services to customers (for example due to construction material or labor shortages), such as the issues with customer site readiness that Philips encountered in the fourth quarter of 2021, which resulted in (among other things) postponement of equipment installations in hospitals. Such delivery risks may be exacerbated by insufficient staffing levels or staffing disruptions at Philips, its customers or other third-party service providers, including as a result of COVID-19. If Philips is not able to respond swiftly to those various factors, this may result in an inability to deliver on customer needs, ultimately resulting in loss of revenue and margin.

A general shortage of materials (sub-) components or means of transportation drives the risk of fluctuations in price. Philips purchases raw materials, including rare-earth metals, copper, steel, aluminum, noble gases and oil-related products. Commodities have been subject to volatile markets, and such volatility is expected to continue and costs to increase, including as a result of stricter climate change related laws and regulations. Such legislation could require investments in technology to reduce energy use, and greenhouse gas emissions, beyond what we expect in our existing plans or could result in additional and increased carbon pricing. If Philips is not able to compensate for increased costs of (sub-) components, (raw) materials and transportation, reduce reliance thereon, or pass on increased costs to customers, then price increases could have a material adverse impact on Philips’ business, financial condition and operating results.

Philips is also continuing the process of creating a leaner supply base and is continuing its initiatives to replace internal capabilities with less costly outsourced products and services, which may result in increased dependency on a concentration of external suppliers. These processes also need to be balanced with local market requirements, including those relating to local manufacturing and data storage. Although Philips works closely with its suppliers to avoid supply-related problems, there can be no assurance that it will not encounter supply problems in the future, causing disruptions or unfavorable conditions.

Philips could be exposed to a significant enterprise cybersecurity breach.

Philips relies on information technology to operate and manage its businesses and store confidential data (relating to employees, customers, intellectual property, suppliers and other partners). Philips’ products, solutions and services increasingly contain sophisticated and complex information technology. We control and process confidential data related to patients and customers. The healthcare industry is subject to strict privacy, security and safety regulations with regard to a wide range of health information. At the same time geopolitical conflicts and criminal activity continue to drive increases in the number, severity and sophistication of cyber-attacks globally. Considering the general increase in cyber-crime, our customers and other stakeholders are becoming more demanding regarding the cybersecurity of our products and services. As a multinational health technology company, Philips is inherently and increasingly exposed to the risk of cyber-attacks. Information systems may be damaged, disrupted (including the provision of services to customers) or shut down due to cyber-attacks. In addition, breaches in the security of our systems (or the systems of our customers, suppliers or other partners) could result in the misappropriation, destruction or unauthorized disclosure of confidential information (including intellectual property) or personal data belonging to us or our employees, customers, suppliers or other partners. These risks are particularly significant with respect to patient medical records. Cyber-attacks may result in substantial costs and other negative consequences, which may include, but are not limited to, lost revenues, reputational damage, remediation and enhancement costs, and other liabilities to regulators, customers and other partners, or penalties. While Philips deals with the operational threat of cybercrime on a continuous basis and has so far been able to prevent significant damage or significant monetary cost in taking corrective action, there can be no assurance that future cyber-attacks will not result in significant or other consequences than as described above, which may result in a material adverse impact on Philips’ business, financial condition and operating results.

Philips is exposed to risks in connection with business transformation and IT system changes and continuity.

Philips expects to engage in multiple transformation programs to support the shift of our business and enable our IT landscape for our health technology strategy. If we do not effectively execute and deliver on those transformation programs, including any upgrades to the Philips IT architecture, this may result in us not realizing our business growth, operational excellence and solutions ambitions, which may have a material adverse impact on our business, financial condition and operating results.

Philips continuously seeks to create a more open, standardized and cost-effective IT landscape, for instance through further outsourcing, offshoring, commoditization and ongoing reduction in the number of IT systems. These changes create third-party dependency risk with regard to the delivery of IT services, the availability of IT systems, and the scope and nature of the functionality offered by IT systems. Although Philips has sought to strengthen security measures and quality controls relating to these systems, these measures may prove to be insufficient or unsuccessful, which may lead to a material adverse impact on Philips’ business, financial condition and operating results.

Philips is dependent on its people for leadership and specialized skills and may be unable to attract and retain such personnel.

The attraction and retention of talented employees is critical to Philips’ success and the loss of employees with specialized skills could result in business interruptions. There is fierce competition to attract talent in key capability segments and the heightened expectation of attrition post-pandemic increases the risk of loss of talent and critical skills. COVID-19 may continue to present challenges to team interactions and the onboarding of new people. Philips is competing for the best talent and most sought-after skills, and there is no assurance of succeeding compared to other companies in attracting and retaining the highly qualified employees needed in the future. Wage inflation is increasing the competition for talent and the cost of labor. This may negatively impact our ability to deliver on our strategic imperatives and if we are unable to offset the increased costs of labor through higher selling prices, then rising costs could also have a material adverse impact on Philips’ business, financial condition and operating results.

COVID-19 and other pandemics could have an adverse effect on Philips’ operations and employees.

COVID-19 continued to affect Philips’ operations and results in 2021 and Philips continues to see uncertainty and volatility related to the impact of COVID-19 across the world and in underserved communities in particular. This is driven by, among other things, the effectiveness of vaccination programs, mutations of COVID-19, and potentially new viruses which may cause new pandemics. COVID-19 may continue to impact delivery on our triple duty of care in various ways: the health and safety of our employees (in various working environments, such as production, supply, field service, Research & Development, and working from home); meeting critical customer needs (for example, our production capacity and our ability to deliver, install and provide service); and business continuity (for example, our functional operations, supply chain, and commercial processes). Responses to the risks of COVID-19 are expected to require effort and expense and may negatively affect Philips’ business, financial conditions and results of operations. In addition, Philips’ customers may not yet be fully focused on making new investments in medical equipment or may be facing liquidity issues caused by COVID-19, which may adversely impact Philips’ revenue and cash flow generation.

Philips may face challenges to drive operational excellence and speed in bringing innovations to market.

To gain sustainable competitive advantage and to deliver on our purpose and the Quadruple Aim (better health outcomes, improved patient experience, improved staff experience and lower cost of care), it is important that Philips continues to innovate and delivers these innovations to the market on a timely basis. The emergence of new low-cost competitors, particularly in Asia, further underlines the importance of improvements in the innovation process. Success in launching innovations depends on a number of factors, including defining the right value propositions, the right architecture and platform creation, development, market acceptance, production and delivery ramp-up, potential quality issues or other defects in the early stages of introduction. This also depends on the ability to attract and retain skilled employees. Costs of developing new products and solutions may be reflected on Philips’ balance sheet and may be subject to write-down or impairment depending on the performance of such products or services and the significance and timing of such write-downs or impairments are uncertain. Accordingly, Philips cannot determine in advance the ultimate effect that innovations will have on its financial condition and operating results. If Philips fails to create and commercialize its innovations, it may lose market share and competitiveness, which could have a material adverse effect on its financial condition and operating results.

9.5Compliance risks

Philips is exposed to non-compliance of its products and services with various regulations and standards, including quality, product safety and security.

Philips operates in a highly regulated health-technology product safety and quality environment and its products and services, including parts or materials from suppliers, are subject to regulation by various government and regulatory agencies (e.g. FDA (US), EMA (Europe), NMPA (China), MHRA (UK), ASNM (France), BfArM (Germany), and IGZ (the Netherlands)). In the European Union (EU), the Medical Device Regulation (EU MDR) became effective in May 2021 and imposes significant additional pre-market and post-market requirements. Examples of other product-related regulations are the EU’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) and Energy-using Products (EuP) regulations. We are subject to various domestic, EU, US and foreign environmental laws and regulations, which are continuing to develop. Any failure to comply with such environmental laws and regulations could expose us to lawsuits, administrative penalties and civil remedies, which may have a material adverse impact on Philips’ business, financial condition and operating results.

Philips has observed an increase in security requirements in a variety of new and upcoming legislation dealing with market access of consumer goods, medical devices, information and communication technology (ICT) products, (cloud) services, and specific areas such as data protection, Artificial Intelligence and supply chain. Both regulators and customers require us to demonstrate legal compliance and adequate security management using national and international standards and associated certifications. Non-compliance with conditions imposed by regulatory authorities could result in product recalls, a temporary ban on products, stoppages at production facilities, remediation costs, fines, disgorgements of profits or claims for damages. Product safety incidents or user concerns could trigger inspections by the FDA or other regulatory agencies, which, if failed, could trigger the impacts described above as well as other consequences. These issues could adversely impact Philips’ financial condition or operating result through lost revenue and cost of any required remedial actions, penalties or claims for damages and could also negatively impact Philips’ reputation, brand, relationship with customers and market share.

Philips is exposed to the risks of non-compliance with business conduct rules and regulations, including anti-bribery, healthcare compliance and data privacy.

In the execution of its strategy, Philips could be exposed to the risk of non-compliance with business conduct rules and regulations. This risk is heightened in growth geographies, as the legal and regulatory environment is less developed compared to mature geographies. Examples of compliance risk areas include commission payments to third parties, remuneration payments to agents, distributors, consultants and the like, as well as the acceptance of gifts, which may be considered in some markets to be normal local business practice. The ongoing digitalization of Philips’ products and services, including its holding of personal health data and medical data, increases the importance of compliance with data privacy and similar laws. These risks could adversely affect Philips’ financial condition, reputation and brand and trigger the additional risk of exposure to governmental investigations, inquiries and legal proceedings and fines. For further details, please refer to the sub-section Legal proceedings within the Contingent assets and liabilities note to the Group Financial Statements.

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

Philips’ financing and liquidity position may also impact its ability to implement or complete any share buyback program or distribute any dividends in accordance with its dividend policy or at all. Any announced share buyback program or dividend policy may also be amended, suspended or terminated at any time, including at Philips’ discretion or as a result of applicable law, regulation or regulatory guidance, and any such amendment, suspension or termination could negatively affect the trading price of, increase trading price volatility of or reduce the market liquidity of Philips’ shares or other securities. Additionally, any share buyback program or distribution of dividend could diminish Philips’ cash or other reserves, which may impact its ability to finance future growth and to pursue possible future strategic opportunities. Any share buyback program or dividend payment will depend on factors such as availability of financing, liquidity position, business outlook, cash flow requirements and financial performance, the state of the market and the general economic climate (including the impact of the COVID-19 pandemic) and other factors, including tax and other regulatory considerations. Philips and its subsidiaries may also be subject to limitations on the distribution of shareholders’ equity under applicable law.

Philips operates in over 100 countries and its reported earnings and equity are therefore inevitably exposed to fluctuations in exchange rates of foreign currencies against the euro. Philips’ sales and net investments in its foreign subsidiaries are sensitive in particular to movements in the US dollar, Japanese yen, Chinese renminbi and a wide range of other currencies from developed and emerging economies. Philips’ sourcing and manufacturing spend is concentrated in the European Union, the United States and China. Income from operations is particularly sensitive to movements in currencies of countries where Philips has no or very small-scale manufacturing/local sourcing activities but significant sales of its products or services, such as Japan, Canada, Australia, the United Kingdom, and a range of emerging markets such as Russia, South Korea, Indonesia, India and Brazil.

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

Philips is exposed to tax risks which could result in double taxation, penalties and interest payments. The source of the risks could originate from local tax rules and regulations as well as international and EU regulatory frameworks. These include transfer pricing risks on internal cross-border deliveries of goods and services, as well as tax risks relating to changes in the transfer pricing model. Furthermore Philips is exposed to tax risks related to acquisitions and divestments, tax risks related to permanent establishments, tax risks relating to tax loss, interest and tax credits carried forward, and potential changes in tax law that could result in higher tax expenses and payments. The risks may have a significant impact on local financial tax results, which, in turn, could adversely affect Philips’ financial condition and operating results. The value of the deferred tax assets, such as tax losses carried forward, is subject to the availability of sufficient taxable income within the tax loss-carry-forward period, but also to the availability of sufficient taxable income within the foreseeable future in the case of tax losses carried forward with an indefinite carry-forward period. The ultimate realization of the company’s deferred tax assets is uncertain. Accordingly, there can be no absolute assurance that all deferred tax assets, such as (net) tax losses and credits carried forward, will be realized.

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

10Supervisory Board

In the two-tier corporate structure under Dutch law, the Supervisory Board is a separate body that is independent of the Board of Management and the company. The Supervisory Board supervises the policies, management and general affairs of Philips, and assists the Board of Management and the Executive Committee with advice. Please also refer to Supervisory Board within the chapter Corporate governance.

Feike Sijbesma2)3)
Born 1959, Dutch
Chairman of the Supervisory Board since May 2021
Chairman of the Corporate Governance and Nomination & Selection Committee
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
Chua Sock Koong1)
Born 1957, Singaporean
Member of the Supervisory Board since 2021; first term expires in 2025

Former Group CEO of Singapore Telecommunications Limited and currently member of the Board of Directors of Prudential plc, Bharti Airtel Limited, Bharti Telecom Limited and Cap Vista Pte Ltd. Member of the Council of Presidential Advisors of Singapore, Deputy Chairman of the Public Service Commission of Singapore.

Neelam Dhawan1)
Born 1959, Indian
Member of the Supervisory Board since 2012; third term expires in 2022
Non-Executive Board Member of ICICI Bank Limited, Yatra Online Inc, Skylo Technologies Inc and Capita plc. Chair of the Board of Directors at Capillary Technologies Ltd. Former Vice President, Global Sales and Alliance - Asia Pacific & Japan, Hewlett Packard Enterprise.
Liz Doherty1)
Born 1957, British/Irish
Chairwoman of the Audit Committee
Member of the Supervisory Board since 2019; first term expires in 2023
Former CFO and board member of Reckitt Benckiser Group PLC, former CFO of Brambles Ltd, former non-executive director and audit committee member at Delhaize Group, Nokia Corp., SABMiller PLC and Dunelm Group PLC. Currently, member of the Supervisory Board and Chairwoman of the audit committee of Novartis AG and of Corbion N.V. Fellow of the Chartered Institute of Management Accountants. Former non-executive board member of the UK Ministry of Justice and of Her Majesty’s Courts and Tribunals Service (UK). Currently advisor to GBfoods SA and Affinity Petcare SA, subsidiaries of Agrolimen SA.
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
Peter Löscher1)4)
Born 1957, Austrian
Member of the Supervisory Board since 2020; first term expires in 2024
Former President and CEO of Siemens AG, President of Global Human Health and Member of the Executive Board of Merck & Co., President and CEO of GE Healthcare Bio-Sciences and member of GE’s Corporate Executive Council, CEO and Delegate of the Board of Directors of Renova Management AG. Currently Chairman of the Board of Directors of Sulzer AG, member of the Board of Directors of Telefónica S.A. and Chairman of the Supervisory Board of Telefónica Deutschland Holding AG, Non-Executive Director of Thyssen-Bornemisza Group AG and Doha Venture Capital LLC and Senior Advisor at Bain Capital Private Equity.
Indra Nooyi3)
Born 1955, American
Member of the Supervisory Board since 2021; first term expires in 2025

Former CFO and Chairman and CEO of PepsiCo. Currently member of the Board of Directors and Chair of the Audit Committee of Amazon, Inc. Member of the International Board of Advisors of Temasek, member of the Board of Trustees and Executive Committee of the Massachusetts Institute of Technology.

David Pyott2)4)
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
Paul Stoffels2)3)
Born 1962, Belgian
Vice-Chairman and Secretary
Chairman of the Remuneration Committee
Member of the Supervisory Board since 2018; first term expires in 2022
With effect from April 1, 2022, CEO of Galapagos NV. Until January 1, 2022, Vice Chair of the Executive Committee and Chief Scientific Officer at Johnson & Johnson. Previously, Worldwide Chair of Pharmaceuticals at Johnson & Johnson, CEO of Virco and Chairman of Tibotec.
For a current overview of the Supervisory Board members, see also https://www.philips.com/a-w/about/supervisory-board.html
1)member of the Audit Committee2)member of the Remuneration Committee3)member of the Corporate Governance and Nomination & Selection Committee4)member of the Quality & Regulatory Committee

11Supervisory Board report

Letter from the Chairman of the Supervisory Board

Dear Stakeholder,

2021 was a challenging, mixed year for Philips, as the company saw strong performance across most of its core businesses offset by a number of significant headwinds – increasing supply chain pressures, the COVID-19-related postponement of equipment installations, and the consequences of the voluntary recall by Philips Respironics. However, in view of the strong customer demand and record-high order book, the company expects to resume its growth and margin expansion trajectory in the course of 2022, with a comparable sales decline at the start of the year followed by a recovery and strong second half of the year.

In June, Philips' subsidiary Respironics initiated a voluntary recall notification for certain sleep and respiratory care products, to address potential health risks related to the sound abatement foam in these devices. Following the substantial ramp-up of production, service and repair capacity in close dialogue with regulators across the world, the repair and replacement program is well under way in the United States and several other markets. As a company wholly committed to patient safety, Philips fully understands the impact this issue has had on patients and care givers.

In September, Philips successfully completed the sale of the Domestic Appliances business, concluding its major divestments. We believe this will allow Philips to focus fully on continuing its transformation into a solutions company and extending its leadership in health technology.

Strategy and portfolio continue to resonate with customers

Health systems around the world are striving to transform the delivery of care, with the aim of improving health outcomes, patient and staff experience, and productivity. Philips’ strategy and portfolio of innovations across the health continuum – supporting personal health, precision diagnosis, image-guided therapies and connected care, and leveraging the power of data and informatics – continues to resonate very well with customers.

In recent years, Philips has invested significantly in informatics and data science, as well as cloud technology, to enable the delivery of solutions across care settings. This drive continued in 2021 with the acquisitions of BioTelemetry and Capsule Technologies in particular, strengthening Philips’ leadership in patient care management solutions for the hospital and the home.

Customers’ appreciation for Philips’ strategy was underlined by the 80 long-term strategic partnerships the company signed with hospitals and health systems around the world in the course of the year.

ESG commitments

As a purpose-driven company, Philips has adopted a fully integrated approach to doing business responsibly and sustainably. In 2021, Philips continued to deliver on the key commitments set out in its Environmental, Social & Governance (ESG) framework – e.g. by remaining carbon-neutral in its own operations, by engaging with suppliers and customers to help minimize environmental impact across the value chain, as well as by leading the transition to a circular economy and extending access to care for underserved communities. In 2021, Philips also published its first Country Activity and Tax Report, providing transparency on taxes paid and collected in the countries where it operates.

Supervisory Board

The Supervisory Board spent several sessions in 2021 reviewing, among other things, the Philips Respironics recall, quality, strategy, risk, business controls, financial and business performance, as well as its talent pipeline and succession planning, and Environmental, Social & Governance (ESG) programs.

At the AGM in May, the Supervisory Board was strengthened by the addition of Indra Nooyi and Chua Sock Koong. Indra Nooyi is a proven business leader in the consumer sectors, with a strong track record of delivering sustained profitable growth, while doing business sustainably and responsibly. Chua Sock Koong brings in-depth knowledge of information technology and the growth of digital services businesses, as well as extensive experience of business in Asia. Their strategic insights will be of great value to our Board and to Philips, as the company strives to expand its leadership in health technology solutions.

We are also very pleased to propose Herna Verhagen and Sanjay Poonen as new members of the Supervisory Board to the Annual General Meeting of Shareholders, which will be held on May 10, 2022. With her proven track record in driving a customer-first company culture and a background in e-commerce logistics, Herna Verhagen will bring valued and new perspectives to the Supervisory Board, while Sanjay Poonen’s extensive experience in enterprise IT and cloud-enabled business models will further strengthen the Supervisory Board’s digital competencies.

I am honored to have taken over the role as Chairman of the Supervisory Board in May 2021. I would like to record the Supervisory Board’s gratitude to my predecessor, Jeroen van der Veer, for his many years of leadership. I also wish to thank Christine Poon and Orit Gadiesh, who stepped down from the Supervisory Board in 2021, and Neelam Dhawan, who will step down at the end of the Annual General Meeting of Shareholders in 2022, for their long-term counsel and support. Together with my fellow Supervisory Board members, I look forward to providing continued oversight of Philips as it acts on its purpose of improving people’s health and well-being through meaningful innovation, and advising the Board of Management where applicable.

Feike Sijbesma

Chairman of the Supervisory Board

Introduction Supervisory Board Report

The Supervisory Board supervises and advises the Board of Management and Executive Committee in performing their management tasks and setting the direction of the business of the Philips Group. As members of the Supervisory Board, we act in the interests of Royal Philips, its businesses and all its stakeholders. This report includes a more speciﬁc description of the Supervisory Board’s activities during the ﬁnancial year 2021 and other relevant information on its functioning.

Activities of the Supervisory Board

The overview below indicates key matters that we reviewed and/or discussed during meetings in the course of 2021:

  Regular assessments of the company’s overall strategy to extend its leadership as a health technology company. These included reviews of the strategic priorities for each of the business clusters, the company’s informatics strategy and its strategy in key markets and the Philips Business System (the company’s standard operating model). An external expert provided the Supervisory Board with an external perspective on digital health in the coming five years and the challenges and opportunities this brings to the company;
  Regular reviews of the company’s acquisitions, divestments and partnerships funnel;
  Selected acquisitions and divestments, including the acquisitions of BioTelemetry, Inc., Capsule Technologies, Inc., Cardiologs (closed on January 7, 2022), and Vesper Medical Inc. (closed on January 11, 2022) and the divestment of the Domestic Appliances business;
  The (business) performance of the Philips Group and its underlying businesses, as well as the company’s flexibility under its capital structure and credit ratings to pay dividends and to fund capital investments, including share repurchases and other financial initiatives and the EUR 1.5 billion share buyback program the company announced on July 26, 2021;
  The (business) performance of companies previously acquired by the company;
  Oversight of the adequacy of financial and internal controls;
  Capital allocation, including the dividend policy and pay-out and the M&A framework;
  The performance of the Integrated Supply Chain and an update on the key transformation programs and the progress made;
  Geopolitical developments and their impact on Philips’ business;
  Philips’ annual management commitments, including the 2022 key performance indicators for the Executive Committee, the 2022 targets for such key performance indicators, and the annual operating plan for 2022;
  Quality & Regulatory compliance, systems and processes. In view of the Philips Respironics voluntary recall notification related to the sound abatement foam in certain sleep and respiratory care products (announced on June 14, 2021), the Supervisory Board regularly discussed this issue and the progress made with respect to the repair and replacement program with Management. Furthermore, the Supervisory Board was regularly updated on the internal Accelerating Patient Safety and Quality program that was launched by the company in the course of 2021. Also refer to the description of the activities of the Quality & Regulatory Committee in the section Report of the Quality & Regulatory Committee of this Supervisory Board report;
  The company’s quality transformation journey, as embedded in the Philips Business System;
  Enterprise risk management, including updates on and improvements of the relevant processes, the outcome of the annual risk assessment dialogue with the Executive Committee, an update of the top risks faced by the Philips Group, the possible impact of such risks, and control and mitigation measures. Reference is made to the section Our approach to risk management;
  The succession of Jeroen van der Veer as Chairman of the Supervisory Board by Feike Sijbesma and the changes in the composition of the committees of the Supervisory Board;
  The company’s People strategy, review of talent management, leadership and talent development, leadership culture, inclusion and diversity, and succession planning for executive management;
  Evaluation of the Board of Management and the Executive Committee based on the achievement of specific group and individual targets approved by the Supervisory Board at the beginning of the year;
  Significant civil litigation claims against, and public investigations into, Philips;
  Philips’ Environmental, Social and Governance (ESG) approach, comprising an update on the launch of, and progress made with respect to the 2025 ESG key programs and sustainability commitments and aims ( including circular revenues) and Philips’ aim to improve the health and well-being of 2.5 billion people per year by 2030 through meaningful innovation, as well as how ESG is embedded in the Philips Business System.

The Supervisory Board also conducted 'deep dives' into a range of topics including:

  Strategy and performance trajectory, and major innovations (including demonstrations of latest innovations) in the Personal Health, Diagnosis & Treatment and Connected Care segments;
  The strategy and performance of Philips North America and Philips International Markets, including market trends, business performance and key strategic and transformation initiatives and priorities.

The Supervisory Board also reviewed Philips’ annual and interim financial statements, including non-financial information, prior to publication.

Supervisory Board meetings and attendance

In 2021, the members of the Supervisory Board convened for seven regular meetings and two extraordinary meetings. Moreover, we collectively and individually interacted with members of the Board of Management, the Executive Committee and with senior management outside the formal Supervisory Board meetings. The Chairman of the Supervisory Board and the CEO met regularly for bilateral discussions about the company’s progress on a variety of matters. Indra Nooyi and Chua Sock Koong, appointed to the Supervisory Board with effect from May 6, 2021, followed an induction program and interacted with the members of the Board of Management and various Executive Committee members for deep dives on strategy, finance and investor relations, governance and legal affairs.

The Supervisory Board meetings were well attended in 2021. All Supervisory Board members were present during the Supervisory Board meetings in 2021, with the exception of one member unable to attend the January 2021 meeting, one member unable to attend the February 2021 meeting, and one member unable to attend the October 2021 meeting. The committees of the Supervisory Board also convened regularly (see the separate reports of the committees below) and the committees reported back on their activities to the full Supervisory Board. In addition to the formal meetings of the Board and its committees, the Board members held private meetings. We, as members of the Supervisory Board, devoted sufficient time to engage (proactively if the circumstances so required) in our supervisory responsibilities.

Because of restrictions related to the COVID-19 pandemic, the meetings of the Supervisory Board and its committees were mostly held virtually and there have been limited local site visits by Supervisory Board members.

Composition, diversity and self-evaluation by the Supervisory Board

The Supervisory Board is a separate corporate body that is independent of the Board of Management and the company. Its independent character is also reﬂected in the requirement that members of the Supervisory Board can be neither a member of the Board of Management nor an employee of the company. The Supervisory Board considers all its members to be independent under the Dutch Corporate Governance Code. Furthermore, the members of its Audit Committee are independent under the rules of the US Securities and Exchange Commission, applicable to the Audit Committee.

The Supervisory Board currently consists of nine members. In 2021, there were a number of changes to the composition of the Board, all effective as per (the end of) the Annual General Meeting of Shareholders held in 2021. Indra Nooyi and Chua Sock Koong were each appointed as a member of the Supervisory Board for a term of four years. The term of appointment of Jeroen van der Veer and Christine Poon expired and Orit Gadiesh stepped down from the Supervisory Board. The Supervisory Board appointed Feike Sijbesma as Chair of the Supervisory Board, and Paul Stoffels as Vice-Chair and Secretary of the Supervisory Board.

The agenda for the upcoming 2022 Annual General Meeting of Shareholders will include proposals to re-appoint Paul Stoffels and Marc Harrison as members of the Supervisory Board and to appoint Herna Verhagen and Sanjay Poonen as new members of the Supervisory Board. At the end of the 2022 Annual General Meeting of Shareholders, the term of appointment of Neelam Dhawan will expire. She will step down from the Supervisory Board after having served a decade on the Supervisory Board. We, as members of the Supervisory Board, would like to take this opportunity to thank Neelam Dhawan for her contributions to our work and are very pleased with the availability of the proposed new members (subject to their appointment at the 2022 AGM).

The Supervisory Board attaches great value to diversity in its composition and has adopted a Diversity Policy for the Supervisory Board, Board of Management and Executive Committee. As laid down in the Diversity Policy, the aim is that the Supervisory Board, Board of Management and Executive Committee comprise members with a European and a non-European background (nationality, working experience or otherwise) and overall at least four different nationalities, and that they comprise at least 30% male and at least 30% female members. The Supervisory Board’s composition furthermore follows the profile included in the Rules of Procedure of the Supervisory Board, which aims for an appropriate combination of knowledge and experience among its members, encompassing marketing, manufacturing, technology and informatics, healthcare, financial, economic, social and legal aspects of international business and government and public administration in relation to the global and multiproduct character of Philips’ businesses. The aim is also to have one or more members with an executive or similar position in business or society no longer than five years ago. The composition of the Supervisory Board shall be in accordance with the best practice provisions on independence of the Dutch Corporate Governance Code, and each member of the Supervisory Board shall be capable of assessing the broad outline of the overall policy of the company. The size of the Supervisory Board may vary as it considers appropriate to support its profile.

The Supervisory Board spent time in 2021 considering its composition, as well as the composition of the Executive Committee (including the Board of Management). Currently, the composition of the Supervisory Board meets the above-mentioned gender diversity goals, as 44% of the Supervisory Board members (4 out of 9) are female. Overall, 32% (7 out of 22) of the positions to which the Diversity Policy applies (Supervisory Board and Executive Committee/Board of Management) are held by women. Upon the proposed (re-)appointments at the upcoming 2022 Annual General Meeting of Shareholders, 40% of the Supervisory Board members (4 out of 10) will be female and 30% of the positions to which the Diversity Policy applies will be held by women. The proposed (re)appointments are in accordance with the mandatory gender quota imposed by Dutch law, effective 2022, requiring that at least one-third of the supervisory board members are women (and at least one-third are men).

As explained in the report of the Corporate Governance and Nomination and Selection Committee and the section Inclusion & Diversity of this Annual Report, the company continues its efforts to enhance inclusion and diversity in the entire organization. Philips’ company-wide commitment towards Inclusion & Diversity is reflected in the Inclusion & Diversity Policy, the General Business Principles and the Fair Employment Policy, which were all updated in 2021. The company continues to put in place measures to enhance diversity and inclusion at all levels within the organization. Philips has set a goal of 35% gender diversity in senior leadership positions (a subset of Management and Executive positions) by the end of 2025. The Supervisory Board expects these efforts to contribute to the achievement of the company’s gender (and other) diversity goals, although there may be various pragmatic reasons – such as other relevant selection criteria and the availability of suitable candidates – that could have an impact on the achievement of our goals. The Supervisory Board will continue to devote attention to this topic in 2022.

In 2021, each member of the Supervisory Board completed a questionnaire to verify compliance with the applicable corporate governance rules and the Rules of Procedure of the Supervisory Board. The outcome of this survey was satisfactory.

An independent external party facilitated the 2021 self-evaluation process for the Supervisory Board and its committees. This included drafting and submitting relevant questionnaires, interviewing members of the Supervisory Board as well as aggregating and reporting on the results. The questionnaires covered topics such as the composition of the Supervisory Board and the required profile (in terms of skills and experience, geographical coverage and diversity) of future Supervisory Board members, stakeholder oversight, strategic oversight, the management and focus of the meetings of the Supervisory Board, the effectiveness of the Supervisory Board’s oversight of various aspects of the company’s business (such as product and service quality), risk management, succession planning and human resources oversight, the engagement with Management and recommendations to improve the Supervisory Board’s functioning and ways of working going forward. Furthermore, the performance of the Chairman and of the Supervisory Board’s committees was evaluated separately.

The report on the results of the self-evaluation was shared and discussed in a private meeting of the Supervisory Board. The responses provided by the Supervisory Board members indicated that the Supervisory Board continues to be a well-functioning team, is of an appropriate size and benefits from expertise, diversity and international representation. A number of suggestions were made to further strengthen the Supervisory Board going forward, focusing among others on the following topics: knowledge of medical technology, the key regulatory regimes applicable to the company, the company’s approach to research and development, product design, manufacturing and suppliers (including in the context of quality and patient safety), the overall control structure and reporting lines in the company and succession planning. Early 2022, the Chairman of the Supervisory Board discussed the results of the self-evaluation with each of the individual members of the Supervisory Board, and the evaluation of his own functioning with the Vice-Chairman. Finally, the Supervisory Board noted the smooth transition of the role of the Chairman in 2021.

The periodic use of an external facilitator to measure the functioning of the Supervisory Board will continue to be considered in the future.

Supervisory Board composition

	Feike Sijbesma	Paul Stoffels	Chua Sock Koong1)	Neelam Dhawan	Liz Doherty	Marc Harrison	Peter Löscher	Indra Nooyi1)	David Pyott
Year of birth	1959	1962	1957	1959	1957	1964	1957	1955	1953
Gender	Male	Male	Female	Female	Female	Male	Male	Female	Male
Nationality	Dutch	Belgian	Singaporean	Indian	British/Irish	American	Austrian	American	British/American
Initial appointment date	2020	2018	2021	2012	2019	2018	2020	2021	2015
Date of (last) (re-)appointment	n/a	n/a	n/a	2020	n/a	n/a	n/a	n/a	2019
End of current term	2024	2022	2025	2022	2023	2022	2024	2025	2023
Independent	yes	yes	yes	yes	yes	yes	yes	yes	yes
Committee memberships2)	RC3) & CGNSC	RC & CGNSC4)	AC5)	AC	AC	QRC	AR & QRC	CGNSC6)	AC7), RC8) & QRC
Attendance at Supervisory Board meetings	(9/9)	(8/9)	(7/7)	(9/9)	(9/9)	(9/9)	(9/9)	(7/7)	(9/9)
Attendance at Committee meetings	RC (3/3) CGNS (5/5)	RC (4/4) CGNSC (2/2)	AC (3/3)	AC (5/6)	AC (6/6)	QRC (6/7)	AC (6/6) QRC (7/7)	CGNSC (2/2)	AC (2/2) RC (3/3) QRC (7/7)
International business	yes	yes	yes	yes	yes	yes	yes	yes	yes
Marketing		yes		yes			yes	yes	yes
Manufacturing	yes	yes		yes	yes		yes	yes
Technology & informatics	yes	yes	yes	yes	yes	yes	yes	yes
Healthcare		yes				yes	yes		yes
Finance		yes	yes		yes	yes	yes	yes	yes
1)Appointed as member of the Supervisory Board with effect from May 6, 20212)CGNSC: Corporate Governance & Nomination and Selection Committee; AC: Audit Committee; RC: Remuneration Committee; QRC: Quality & Regulatory Committee3)Feike Sijbesma joined the Remuneration Committee in the course of 20214)Paul Stoffels joined the Corporate Governance & Nomination and Selection Committee in the course of 20215)Chua Sock Koong joined the Audit Committee in the course of 20216)Indra Nooyi joined the Corporate Governance & Nomination and Selection Committee in the course of 20217)David Pyott stepped down from the Audit Committee in the course of 20218)David Pyott joined the Remuneration Committee in the course of 2021

Supervisory Board committees

While retaining overall responsibility, the Supervisory Board has assigned certain of its tasks to the three long-standing committees, also referred to in the Dutch Corporate Governance Code: the Corporate Governance and Nomination & Selection Committee, the Remuneration Committee and the Audit Committee. In 2015, the Supervisory Board also established the Quality & Regulatory Committee. The separate reports of these committees are part of this Supervisory Board report and are published below.

The function of all of the Supervisory Board’s committees is to prepare the decision-making of the full Supervisory Board, and the committees currently have no independent or assigned powers. The full Supervisory Board retains overall responsibility for the activities of its committees.

Financial Statements 2021

The financial statements of the company for 2021, as presented by the Board of Management, have been audited by Ernst & Young Accountants LLP, the independent external auditor appointed by the General Meeting of Shareholders. We have approved these financial statements, and all individual members of the Supervisory Board have signed these documents (as did the members of the Board of Management).

We recommend to shareholders that they adopt the 2021 financial statements. We likewise recommend to shareholders that they adopt the proposal of the Board of Management to make a distribution of EUR 0.85 per common share, in cash or shares at the option of the shareholder, against the net income of 2021.

Finally, we would like to express our thanks to the members of the Board of Management, the Executive Committee and all other employees for their continued contribution throughout 2021.

February 22, 2022

The Supervisory Board

Feike Sijbesma
Paul Stoffels
Chua Sock Koong
Neelam Dhawan
Liz Doherty
Marc Harrison
Peter Löscher
Indra Nooyi
David Pyott

Further information

To gain a better understanding of the responsibilities of the Supervisory Board and the internal regulations and procedures governing its functioning and that of its committees, please refer to Corporate governance and to the following documents published on the company’s website:

  Articles of Association
  Rules of Procedure Supervisory Board, including the Charters of the Supervisory Board committees
  Diversity Policy for the Supervisory Board, Board of Management and Executive Committee

11.1Report of the Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee is chaired by Feike Sijbesma. Its other members are Paul Stoffels (who joined in the course of 2021) and Indra Nooyi (who joined after her appointment as member of the Supervisory Board at the 2021 Annual General Meeting of Shareholders). The Committee is responsible for the review of selection criteria and appointment procedures for the Board of Management, the Executive Committee, certain other key management positions, as well as the Supervisory Board.

In 2021, Corporate Governance and Nomination & Selection Committee members held five meetings and all Committee members attended these meetings.

The Committee devoted time to the appointment or reappointment of candidates to fill current and future vacancies on the Supervisory Board. Following those consultations, it prepared decisions and advised the Supervisory Board on candidates for appointment. This resulted in appointment of Indra Nooyi and Chua Sock Koong as members of the Supervisory Board at the 2021 Annual General Meeting of Shareholders. This also resulted in the proposals to re-appoint Paul Stoffels and Marc Harrison as members of the Supervisory Board and to appoint Herna Verhagen and Sanjay Poonen as new members of the Supervisory Board at the upcoming 2022 Annual General Meeting of Shareholders.

Under its responsibility for the selection criteria and appointment procedures for Philips’ senior management, the Committee reviewed the functioning of the Board of Management and its individual members, the Executive Committee succession plans and emergency candidates for key roles in the company. The conclusions from these reviews were taken into account in the performance evaluation of the Board of Management and Executive Committee members and the selection of succession candidates. Reference is made to 2022 Annual Incentive,  setting out the performance review of the Board of Management and the Executive Committee members by the Remuneration Committee.

In 2021, the Committee devoted time to the appointment or reappointment of candidates to fill current and future vacancies on the Board of Management and the Executive Committee. This resulted in the re-appointment of Marnix van Ginneken as a member of the Board of Management at the 2021 Annual General Meeting of Shareholders. Furthermore, Shez Partovi was appointed as a member of the Executive Committee in his role as Chief Innovation and Strategy Officer, effective July 2021, succeeding Jeroen Tas who stepped down from the Executive Committee at the same time. Rob Cascella and Henk de Jong stepped down from the Executive Committee effective April 2021 and September 2021 respectively.

With respect to corporate governance matters, the Committee discussed relevant developments and legislative changes, including the introduction in Dutch law of a gender quota for supervisory boards, expected Dutch legislation on virtual-only general meetings of shareholders, and European developments in the area of ESG reporting.

Diversity

In 2017, the Supervisory Board adopted a Diversity Policy for the Supervisory Board, Board of Management and Executive Committee, which is published on the company website. The Committee periodically assesses the Diversity Policy and the size and composition of the Supervisory Board and makes recommendations, if relevant, relating to the profile for the Supervisory Board.

The criteria in the Diversity Policy aim to ensure that the Supervisory Board, Board of Management and Executive Committee have the expertise needed for a good understanding of current affairs and longer-term risks and opportunities related to the company’s business and sufficient diversity of views to provide appropriate challenge. The nature and complexity of the company’s business is taken into account when assessing optimal board diversity, as well as the social and environmental context in which the company operates. As explained in its report, the full Supervisory Board spent time in 2021 considering its composition, as well as the composition of the Executive Committee (including the Board of Management). Pursuant to the Diversity Policy, the selection of candidates for appointment to the Supervisory Board, Board of Management and Executive Committee will be based on merit. With due regard to the above, the company shall seek to fill vacancies by considering candidates that bring a diversity of (amongst others) age, gender and educational and professional backgrounds.

11.2Report of the Remuneration Committee

11.2.1Letter from the Remuneration Committee Chair

Dear Stakeholder,

On behalf of the Remuneration Committee, I am pleased to report on the Committee’s activities in 2021 and to present the 2021 Remuneration Report on behalf of the Board of Management and the Supervisory Board.

Looking back at the decisions made during the year

The Remuneration Committee has taken a number of decisions and approaches in this past year.

We were pleased that Mr Marnix van Ginneken remained available to be a member of the Board of Management, and our shareholders re-appointed him at the 2021 Annual General Meeting of Shareholders. The Remuneration Committee prepared a new service agreement for him which was shared with our shareholders ahead of the shareholders meeting.

We have noted that a certain number of advisory votes were cast against our Remuneration Report 2020 at the 2021 Annual General Meeting of Shareholders. During our regular engagements with shareholders and institutional advisory organizations some of them raised concerns around our explanation of adjustments made to the adjusted Earnings Per Share (EPS) metric in the Long-Term Incentive Plan for the Board of Management. Whilst we consider our approach in line with our current Remuneration Policy (as adopted in 2020), we have enhanced the disclosure on adjusted EPS performance in this year’s Remuneration Report.

In line with our company-wide delay of salary increases, necessary for cost containment as per the company operating plans, the Supervisory Board followed the proposal of the Remuneration Committee to defer the base salary increases for Messrs Abhijit Bhattacharya and Marnix van Ginneken from April 1 to July 1, 2021. The base salary of Mr Van Houten remained unchanged.

Company performance despite headwinds

Philips’ remuneration policy is designed to encourage its employees to deliver on the company’s purpose and strategy, create stakeholder value, and to provide motivation and retention. When assessing the Annual Incentive and Long-Term Incentive performance, the Remuneration Committee acknowledged Philips’ strong growth in its Diagnosis & Treatment and Personal Health business segments, contributing to the improvement of the health and well-being of 1.67 billion people globally. Moreover, the organic and inorganic portfolio extensions have made Philips’ products, services, and solutions portfolio more competitive than ever, resulting in 80 new long-term strategic partnerships, as well as an all-time-high order book. The company also delivered on focusing its portfolio by successfully divesting the Domestic Appliances business to Hillhouse Investment, realizing a significant financial gain.

At the same time, the Remuneration Committee considered the significant headwinds that Philips experienced in 2021, due to the unprecedented external supply chain constraints and the consequences of the voluntary Philips Respironics field action. The Annual Incentive and Long-Term Incentive pay-out was impacted significantly by these factors, reducing the realized Total Direct Compensation of the Chief Executive Officer for 2021 to less than half of such compensation for 2020 (taking into account the closing share price at the end of the relevant performance period).

No adjustments were made for the Philips Respironics field action, and the negative impact thereof is fully included in the Annual Incentive realization and the LTI Plan EPS achievement. However, the Remuneration Committee took into account that certain external supply chain constraints affected the Company’s results beyond its control, considering that Philips’ business portfolio is heavily exposed to the availability of specific electronic components. Consequently, we recommended to the Supervisory Board to partially adjust this impact for Annual Incentive and Long-Term Incentive calculation purposes, balancing financial performance over the year against the continued progress made on the company’s strategic roadmap, amidst the ongoing impact of COVID-19 on society and our employees. Furthermore, the Remuneration Committee excluded the financial gain derived from the sale of the Domestic Appliances business, while adding back the operational result of this business for the Long-Term Incentive to attain comparability versus target (which was set in 2019 and includes this business). The Remuneration Committee values to uphold the principle that the Annual Incentive and Long-Term Incentive adjustment methodology is applied uniformly and equitably across the Company at large including the members of the Board of Management.

Overall, this resulted in a realized below target Annual Incentive payout of 64% of target for Frans van Houten, 57% of target for Abhijit Bhattacharya, and 64% of target for Marnix van Ginneken. The 2019 Long-Term Incentive plan vested significantly below target, paying out at 38% of target, based on Company performance against the original targets set in 2019. The Remuneration Committee concluded that the reduced payout of the Annual Incentive and the significantly reduced vesting of the Long-Term Incentive appropriately reflected Company performance. At the same time, the Remuneration Committee considered that pay for performance was reflected by proportionally recognizing the significant progress on strategic and operational goals during 2021, while also being mindful of the engagement, motivation and retention of the wider talent group across the Company.

The composition of the Remuneration Committee and its activities

The Remuneration Committee is chaired by Paul Stoffels. Its other members are David Pyott and Feike Sijbesma. The Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee, as well as the policies governing this remuneration. In performing its duties and responsibilities, the Remuneration Committee is assisted by an external consultant and an in-house remuneration expert. For a full overview of the responsibilities of the Committee, please refer to the Charter of the Remuneration Committee, as outlined in Chapter 3 of the Rules of Procedure of the Supervisory Board (which are published on the company’s website).

Our annual Remuneration Committee cycle enables us to have an effective decision-making process supporting the determination, review and implementation of the Remuneration Policy. The main (recurring) activities during the annual cycle are outlined in the following table:

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
Prepare Remuneration Report for the previous year

The Committee met five times in 2021. All Committee members were present during these meetings.

At Philips, our purpose is to improve people’s health and well-being through meaningful innovation. The Remuneration Committee believes that the Remuneration Policy (and Long-Term Incentive Plan) for the Board of Management supports this purpose. Please refer to the Remuneration Report below, for the way the Remuneration Policy has been implemented in the year 2021.

Paul Stoffels
Chairman of the Remuneration Committee

11.2.2Remuneration report 2021

In this Remuneration Report, the Supervisory Board provides a comprehensive overview, in accordance with article 2:135b of the Dutch Civil Code, of the remuneration paid and owed to the individual members of the Board of Management and the Supervisory Board respectively in the financial year 2021. The report will also be published as a stand-alone document on the company’s website after the 2022 Annual General Meeting of Shareholders, the agenda of which will include an advisory vote on this Remuneration Report.

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
  Defined Contribution plan with fixed contribution (applicable to all executives in the Netherlands – capped at EUR 112,189).
  Gross allowance of 25% of annual base compensation exceeding EUR 112,189.
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

2021

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

Philips Group

TSR Performance Peer Group

2021

US companies	European companies	Japanese companies
Becton Dickinson	Alcon	Canon
Boston Scientific	Elekta	Terumo
Cerner	Fresenius Medical Care
Danaher	Getinge
General Electric	Siemens Healthineers
Hologic	Smith & Nephew
Johnson & Johnson	Reckitt Benckiser
Medtronic
Resmed
Stryker

The Remuneration Policy and the Long-Term Incentive Plan allow changes to the peer groups to be made by the Supervisory Board without approval from the General Meeting of Shareholders in respect of up to three companies on an annual basis (for instance: following a delisting of a company or, a merger of two peer companies), or six companies in total during the four years following adoption and approval of the Remuneration Policy and the Long-Term Incentive Plan respectively (or, if earlier, until the adoption or approval of a revised Remuneration Policy or revised Long-Term Incentive Plan). Following the divestment of the Domestic Appliances business, the Supervisory Board has decided to remove Groupe SEB and De'Longhi from the TSR Performance Peer Group and replace them with Alcon and Reckitt Benckiser. Furthermore, due to Hitachi's change in business portfolio, the Supervisory Board has decided to replace this TSR peer company with Canon. No changes were made to the Quantum Peer Group during 2021.

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

Philips Group

Contract terms for current members

2021

end of term
Frans van Houten	AGM 2023
Abhijit Bhattacharya	AGM 2023
Marnix van Ginneken	AGM 2025

11.2.3Remuneration of the Board of Management in 2021

The Supervisory Board has determined the 2021 pay-outs and awards to the members of the Board of Management, upon the proposal of the Remuneration Committee, in accordance with the Remuneration Policy and Long-Term Incentive Plan as adopted and approved respectively by our shareholders during the 2021 Annual General Meeting of Shareholders. In addition, the Supervisory Board has determined the 2021 pay-out of the 2019 Long-Term Incentive Plan, of which the performance period ended on December 31, 2021. This was done in accordance with the Long-Term Incentive Plan as approved during the 2017 Annual General Meeting of Shareholders.

The Remuneration Committee annually conducts a scenario analysis. This includes the calculation of remuneration under different scenarios, whereby different Philips performance assumptions and corporate actions are examined. The Supervisory Board concluded that the relationship between the strategic objectives and the chosen performance criteria for the 2021 Annual Incentive, as well as 2019 Long-Term Incentive performance criteria, were adequate.

Annual Base Compensation

The annual compensation of the members of the Board of Management has been reviewed as part of the regular remuneration review. In the case of Frans van Houten, the annual compensation remained unchanged in 2021 compared to 2020 at EUR 1,325,000. As a result of the review, the annual compensation of Abhijit Bhattacharya and Marnix van Ginneken has been increased per July 1, 2021, from EUR 785,000 to EUR 795,000 and EUR 595,000 to EUR 615,000 respectively. This increase was made to move the total compensation level closer to the market median level, as well as to reflect internal relativities. Typically, any salary increase is implemented on April 1, however all merit and promotional salary increases for senior management globally were delayed from April 1, 2021 to July 1, 2021.

2021 Annual Incentive

The Annual Incentive performance has been assessed based on Company financial results as well as individual results. For Frans van Houten, Abhijit Bhattacharya and Marnix van Ginneken, payout of the Annual Incentive is significantly below target level at 64%, 57% and 64% (of target) respectively. Details are as follows:

Company financial results (80% weighting)

In line with the Remuneration Policy, the Company sets financial targets in advance of the year for all members of the Board of Management. For the year 2021, the financial targets set at Group level cover Comparable Sales Growth*), EBITA*) and free cash flow*). As the Company did only partially reach its strategic and operational objectives, this resulted in a partial payout on comparable sales growth*), no payout on EBITA*) and a partial payout on free cash flow*).

To recognize the underlying progress, certain adjustments were included for restructuring and acquisition related costs as well as specific unexpected events that were outside of management’s control, to the extent they have not been reflected in the original targets. Due to the external supply chain constraints and component shortages, the Company experienced a significant delay in sales recognition, even though its order book stands at an all-time high. This was considered partially – i.e. 50% of the sales impact of EUR 498 million which corresponds to 1.5% of comparable sales growth*) – in the calculation of the comparable sales growth*) and corresponding impacts on EBITA*) and free cash flow*) realization, based on a detailed analysis of the value of confirmed orders that could not be translated to revenue in 2021 as expected by customers and planned by the company. No adjustments were made for the sales loss and any costs associated with the Philips Respironics field action, and hence the negative impact of the field action is fully included in the Annual Incentive realization.

Financial performance criteria	Weighting as % of target Annual Incentive	Assessment of performance					Weighted pay-out as % of target Annual Incentive
		threshold performance	target performance	maximum performance	realized performance	resulting payout as % of target
Comparable Sales Growth1)	30%	0.0%	2.0%	4.0%	0.3%	57.5%	17%
EBITA1)	30%	9.3%	11.3%	13.3%	5.1%	0.0%	0%
Free Cash Flow1)	20%	1,057	1,406	1,755	1,289	83.1%	17%
Total	80%						34%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
Individual targets based on area of responsibility (20% weighting)

To determine the payout levels for the individual goals, the Supervisory Board applies a holistic assessment as to the performance against the set goals as well as the relative weighting of the goal categories. These relative weightings are not in all cases equal, but such that any goal category remains relevant and aligned with the strategic priorities for the year. Pay-outs are above target given the progress the Company has made on its roadmap, despite the headwinds faced in 2021.

Board of Management Member	Individual Performance criteria	Assessment of performance	Weighted pay-out as% of target Annual Incentive
Frans van Houten	Strategy execution	Strong management of M&A roadmap and realization of growth plans Very successful management of the spin-off of the Domestic Appliances business Sales % of total revenue coming from solutions to customers above target Strong progress in embedding digital and data science throughout the portfolio	30%
	Quality & operational excellence	Good progress with the realisation of transformation objectives to enable the customer solutions strategy Continuing to work on quality culture and measures
	People & organization	Significant progress made in the deployment of the Philips Business System Employee engagement score at a level above the high-performance norms
Environmental, Social & Governance / Sustainability
  Strengthened the ESG approach further and delivered commitments above plan
  Sustainability performance exceeding 2016-2021 objectives including a strong growth on Lives Improved, carbon neutral in own operations and growing circular revenues

	Customer results	Significant improvement in customer satisfaction, order book and overall market share
Abhijit Bhattacharya	Strategy execution	Very successful management of the spin-off of the Domestic Appliances business Delivered on growth and profit improvement plans for India	23%
Quality & operational excellence
  Significant productivity results delivering margin improvement partly offset by higher material and shipping costs
  Pioneered sustaining engineering team in India
  Good progress with the realisation of transformation objectives to enable the customer solutions strategy and enterprise IT
  Need to further improve forecasting processes

	People & organization	Employee engagement score above high-performance norms while further improved in the Finance Organization and improving gender balance
	Customer results	Strong order growth Significant improvement on Customer NPS
Marnix van Ginneken	Strategy execution	Increased license income to a level exceeding defined targets Very successful management of the spin-off of the Domestic Appliances business Structural progress on company transformations, improved approach for Solutions business model, with solutions sales above target	31%
	Quality & operational excellence	Further progression of consolidation and simplification of legal manufacturers and quality management systems in line with plan
	People & organization	Delivered on transforming the intellectual property & standards, government & public affairs and ESG organizations Employee engagement score at a level above the high-performance norms
Environmental, Social & Governance / Sustainability
  Strengthened the ESG approach further and delivered commitments above plan
  Sustainability performance exceeding 2016-2021 objectives including a strong growth on Lives Improved, carbon neutral in own operations and growing circular revenues

Overall this leads to the following total Annual Incentive realization and payout (payout in 2022):

Annual Incentive realization 2021

in EUR unless otherwise stated

	Annual incentive opportunity		Realized annual incentive
	Target as a % of base compensation	Target Annual Incentive	Financial performance (weighted pay-out %)	Individual performance (weighted pay-out %)	Payout as % of target Annual Incentive1)	Realized annual incentive
Frans van Houten	100%	1,325,000	34%	30%	64%	850,915
Abhijit Bhattacharya	80%	636,000	34%	23%	57%	360,103
Marnix van Ginneken	80%	492,000	34%	31%	64%	317,192
1)Note that figures may not add up due to rounding.
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

2022 Annual Incentive

The Annual Incentive criteria consist of:

Financial criteria (80% weighting):

For the year 2022, the following financial indicators of the company’s results are selected to ensure alignment with the key (strategic) priorities in the year:

  Profit/margin
  Revenue/growth
  Cash flow

Confirmed orders for which installations were delayed from 2021 to 2022, were taken into account when setting target levels for 2022 (i.e. to avoid double counting).

Individual criteria (20% weighting):

The contribution of the individual member is assessed based on areas of responsibility, for which annually two to a maximum of five performance categories are selected for each Board of Management member from the following list:

  Customer results
  Quality & operational excellence
  Strategy execution
  People & organization
  ESG/Sustainability

For the year 2022, the following performance categories are selected to ensure alignment with the key (strategic) priorities in the year:

Board of Management Member	Selected performance categories
Frans van Houten	Customer Results Quality & operational excellence Strategy execution People & organization
Abhijit Bhattacharya	Quality & operational excellence Strategy execution People & organization
Marnix van Ginneken	Quality & operational excellence Strategy execution People & organization ESG/Sustainability

2019 Long-Term Incentive

The 3-year performance period of the 2019 performance share grant ended on December 31, 2021. The realization is based on TSR achievement and adjusted EPS growth, and significantly below target with a vesting level of 38% (of target). Details are as follows:

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

The TSR achieved by Philips during the performance period was 14.08%, using a start date of October 2018 and end date of December 2021. This resulted in Philips being positioned at rank 16 in the TSR performance peer group shown in the following table, resulting in a TSR achievement of 0%.

TSR results LTI Plan 2019 grant: 14.08%

	total return	rank number
Getinge	351.68%	1
Danaher	207.27%	2
ResMed	149.39%	3
Hitachi	114.31%	4
Hologic	79.20%	5
Siemens Healthineers	77.30%	6
Stryker	62.22%	7
Terumo	58.28%	8
General Electric	40.84%	9
De Longhi	40.39%	10
Cerner	34.93%	11
Medtronic	32.19%	12
Johnson & Johnson	27.14%	13
Groupe SEB	19.26%	14
Boston Scientific	15.86%	15
Philips	14.08%	16
Becton Dickinson	7.35%	17
Elekta	(0.64)%	18
Smith & Nephew	(2.33)%	19
Fresenius Medical	(14.8)%	20
Adjusted EPS growth (50% weighting)

The LTI Plan EPS payouts and targets set at the beginning of the performance period were as follows:

Philips Group

LTI Plan EPS payouts

	Below threshold	Threshold	Target	Maximum	Actual
EPS (euro)	<1.31	1.31	1.51	1.71	1.43
Payout	0%	40%	100%	200%	76%

Philips Group

LTI Plan EPS realization

	EUR	Basic EPS1)	LTI Plan EPS2)
Net income attributable to shareholders	3,319	3.67	3.63
Discontinued operations, net of income taxes (primarily related to Domestic Appliances divestment)	(2,711)	(3)	(2.97)
Reconsolidation operational income Domestic Appliances	305	0.34	0.33
(Partial) Adjustment for external supply chain constraints	247	0.27	0.27
Other adjustment items3)	151	0.16	0.16
Adjusted net income from continuing operations	1,311	1.45	1.43
1)Based on weighted average number of common shares outstanding (after deduction of treasury shares) during 20212)Based on number of common shares outstanding (after deduction of treasury shares) on the day prior to the beginning of the performance period3)Other adjustment items as referred to in the following text

The 2021 EPS based on reported net income attributable to shareholders amounted to EUR 3.67. To eliminate the impact of any share buyback, stock dividend, etc., the number of common shares outstanding (after deduction of treasury shares) on the day prior to the beginning of the performance period is used, resulting in an EPS of EUR 3.63. This is adjusted with the extraordinary gain related to the divestiture of Domestic Appliances while adding back the operational result of the Domestic Appliances business for comparative purposes as per original targets. In accordance with our Remuneration Policy the LTI Plan EPS includes a number of adjustments that were deemed appropriate by the Supervisory Board. These relate mainly to the profit and loss impact of acquisitions and divestitures (positive adjustment), impact of foreign exchange variations versus plan (positive adjustment), profit and loss impact of legal cases (negative adjustment including a reversal of an adjustment made in 2020, as the legal matter it related to was resolved in favor of Philips) and a partial adjustment of the profit and loss impact of external supply chain constraints and component shortages (positive adjustment). The Remuneration Committee opted for a 75% adjustment (versus a 50% adjustment for AI purposes) of the net income impact, to reflect the disproportionate impact as the LTI plan EPS is measured based on the last year of the three-year performance period. No adjustments have been made for the impact of the Philips Respironics field action. Overall, this resulted in an LTI Plan EPS of EUR 1.43 based on adjusted net income from continuing operations, leading to a realization of 76% of target.

In view of the above, the following performance achievement and vesting levels have been determined by the Supervisory Board in respect of the 2019 grant of performance shares:

Philips Group

Performance achievement and vesting levels

	achievement	weighting	vesting level
TSR	0%	50%	0%
EPS	76%	50%	38%
Total			38%

2022 Long-Term Incentive

The vesting of the 2022 Long-Term Incentive grant consisting of performance shares is subject to performance over a period of 3 years and based on two financial criteria and one non-financial criterion:

  50% weighting: Relative Total Shareholder Return (‘TSR’)
  40% weighting: Adjusted Earnings per Share growth (‘EPS’)
  10% weighting: Sustainability objectives

Please refer to the Long-Term Incentive Plan published on the company’s website for more information.

Pension

The following pension arrangement is in place for the members of the Board of Management working under a Dutch contract:

  Flex ES Pension Plan in the Netherlands, which is a Collective Defined Contribution plan with a fixed contribution of (currently) 30.3% (including an own contribution of 2%) of the maximum pensionable salary of EUR 112,189 (effective January 1, 2021) minus the offset. The Flex ES Plan has a target retirement age of 68 and a target accrual rate of 1.85%;
  A gross Pension Allowance equal to 25% of the base compensation exceeding EUR 112,189;
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

Total remuneration costs in 2021

The following table gives an overview of the costs incurred by the company in 2021 and 2020 in relation to the remuneration of the Board of Management. Costs related to performance shares and restricted share right grants are recognized by the company over a number of years. Therefore, the costs mentioned below in the performance shares column are the accounting cost of multi-year Long-Term Incentive grants to members of the Board of Management. Actual payout to the members of the Board of Management varies per year depending on company performance, please refer to section 2019 Long-Term Incentive for more details on the actual vesting of the performance shares.

Philips Group

Remuneration Board of Management1)

in EUR

			Costs in the year
	reported year	annual base compensation2)	base compensation	realized annual incentive	performance shares3)	pension allowances4)	pension scheme costs	other compensation5)	total cost	Fixed-variable remuneration6)
F.A. van Houten	2021	1,325,000	1,325,000	850,915	2,626,295	565,403	27,462	57,224	5,452,299	36%-64%
	2020	1,325,000	1,325,000	1,298,500	2,874,467	565,922	27,001	62,176	6,153,067	32%-68%
A. Bhattacharya	2021	795,000	790,000	360,103	1,172,533	233,857	27,462	68,908	2,652,864	42%-58%
	2020	785,000	785,000	596,600	1,295,996	233,126	27,001	70,267	3,007,990	37%-63%
M.J. van Ginneken	2021	615,000	605,000	317,192	886,035	150,755	27,462	42,610	2,029,054	41%-59%
	2020	595,000	580,000	437,920	952,453	158,800	27,001	46,986	2,203,160	37%-63%
Total	2021		2,720,000	1,528,211	4,684,863	950,014	82,387	168,742	10,134,217	39%-61%
	2020		2,690,000	2,333,020	5,122,916	957,849	81,004	179,428	11,364,217	34%-66%
1)Reference date for board membership is December 31, 2021. 2)Annual base compensation as incurred in the year, base compensation increases are reflected proportionally.3)Costs of performance shares are based on accounting standards (IFRS) and do not reflect the value of stock options at the end of the lock up period and the value of performance shares at the vesting/release date .4)The Pension Transition Allowances were maintained at the current level for Messrs van Houten and Bhattacharya for the term of their services agreements. The total pension cost of the Company related to the pension arrangement (including the aforementioned Transition Allowance) is at a comparable level over a period of time to the pension costs under the former Executive Pension Plan.5)The stated amounts mainly concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated.6)Fixed remuneration is determined as the sum of base compensation, pension allowances, pension scheme costs and other compensation. Variable remuneration is determined as the sum of realized annual incentive and performance shares.

5-year development of CEO and BoM versus average employee remuneration costs compared to company performance

Internal pay ratios are a relevant input factor for determining the appropriateness of the implementation of the Remuneration Policy, as recognized in the Dutch Corporate Governance Code. For the 2021 financial year, the ratio between the annual total compensation for the CEO and the average annual total compensation for an employee was 63:1. The ratio decreased from 67:1 in 2020. Further details on the development of these amounts and ratios over time can be found in the following table. The average employee remuneration costs and company financial performance have been adjusted retroactively such that the Domestic Appliances business is excluded from the figures. Please note that the amounts presented in the following table reflect total remuneration costs to the company which differ from the actual payout to the members of the Board of Management.

Philips Group

Remuneration cost

in EUR

	2017	2018	2019	2020	2021
Remuneration
CEO Total Remuneration Costs (A)1)	5,101,429	5,391,265	5,260,111	6,153,067	5,452,299
CFO Total Remuneration Costs	2,247,822	2,595,688	2,602,606	3,007,990	2,652,864
CLO Total Remuneration Costs		1,861,200	1,856,426	2,203,160	2,029,054
Average Employee (FTE) Total Remuneration Costs (B)2)	95,522	89,843	92,645	91,455	86,853
Ratio A versus B3)	53:1	60:1	57:1	67:1	63:1
Company performance
Annual TSR4)	26.5%	1.2%	25.6%	6.2%	(14.5)%
Comparable Sales Growth%5)	3.8%	4.9%	4.5%	2.9%	(1.2)%
EBITA%5)	9.9%	11.2%	10.5%	10.3%	5.2%
Adjusted EBITA%5)6)	12.2%	13.3%	13.2%	13.2%	12.0%
Free Cash Flow5)	883	994	923	1,635	900
1)Based on total CEO compensation costs (EUR 5,452,299) as reported in section Total remuneration costs in 20212)Based on Employee benefit expenses (EUR 6.2 billion) divided by the average number of employees (71,912 FTE) as reported in Income from operations. This results in an average annual total compensation cost of EUR 86,853 per employee.3)A consideration when interpreting the ratios between CEO and average employee remuneration is that the remuneration of the CEO is more heavily dependent on variable compensation than the remuneration of the average employee at Philips. Furthermore, the costs of performance shares are based on accounting standards (IFRS) and the specific allocation of these costs to the year. As such, the total remuneration level and costs applicable to the CEO will vary more with Philips’ financial performance than the remuneration level and costs applicable to the average employee. As a consequence, the ratio will increase when financial performance is strong and conversely decrease when financial performance is not as strong. 4)Annual TSR was calculated in line with the method as used for the LTI plan (i.e. based on reinvested dividends and 3 month averaging)5)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.6)Adjusted EBITA is presented for comparison purposes

Historical LTI grants and holdings

Number of performance shares (holdings)

Under the LTI Plan the current members of the Board of Management were granted 100,457 performance shares in 2021.

The following table provides an overview at end December 2021 of performance share grants. The reference date for board membership is December 31, 2021.

Philips Group

Number of performance shares (holdings)

in number of shares unless otherwise stated

	grant date	number of shares originally granted	value at grant date	vesting date	end of holding period	unvested opening balance at Jan. 1, 2021	number of shares awarded in 2021	(dividend) shares awarded	number of shares vested in 20211)	value at vesting date in 2021	unvested closing balance at Dec. 31, 2021
F.A. van Houten	4/27/2018	69,005	2,410,000	4/27/2021	4/27/2023	73,729	-	-	92,162	4,383,202	-
	5/6/2019	70,640	2,650,000	5/6/2022	5/6/2024	73,807	-	1,370	-	-	75,177
	4/30/2020	66,431	2,650,000	4/30/2023	4/30/2025	67,780	-	1,258	-	-	69,037
	4/30/2021	55,868	2,650,000	4/30/2024	4/30/2026	-	55,868	1,037	-	-	56,905
A. Bhattacharya	4/27/2018	31,138	1,087,500	4/27/2021	4/27/2023	33,270	-	-	41,587	1,977,888	-
	5/6/2019	31,388	1,177,500	5/6/2022	5/6/2024	32,795	-	609	-	-	33,404
	4/30/2020	29,518	1,177,500	4/30/2023	4/30/2025	30,117	-	559	-	-	30,676
	4/30/2021	25,141	1,192,500	4/30/2024	4/30/2026	-	25,141	467	-	-	25,608
M.J. van Ginneken	4/27/2018	24,0522)	840,000	4/27/2021	4/27/2023	25,699	-	-	32,123	1,527,785	-
	5/6/2019	22,991	862,500	5/6/2022	5/6/2024	24,022	-	446	-	-	24,467
	4/30/2020	22,373	892,500	4/30/2023	4/30/2025	22,827	-	424	-	-	23,251
	4/30/2021	19,448	922,500	4/30/2024	4/30/2026	-	19,448	361	-	-	19,809
1)The shares vested in 2021 are subject to a 2-year holding2)Awarded before date of appointment as a member of the Board of Management
Number of stock options (holdings)

The tables below give an overview of the stock options held by the members of the Board of Management.

Philips Group

Stock options (holdings)

in number of shares unless otherwise stated

	grant date	vesting date	exercise price (in EUR)	expiry date	opening balance at January 1, 2021	number of stock options awarded in 2021	number of stock options exercised in 2021	share price on exercise date	number of stock options expired in 2021	closing balance at December 31, 2021
F.A. van Houten	4/23/2012	4/23/2015	14.82	4/23/2022	75,000	-	-	-	-	75,000
	1/29/2013	1/29/2014	22.43	1/29/2023	55,000	-	-	-	-	55,000
A. Bhattacharya	1/30/2012	1/30/2014	15.24	1/30/2022	20,000	-	-	-	-	20,000
	4/23/2012	4/23/2015	14.82	4/23/2022	16,500	-	-	-	-	16,500
M.J. van Ginneken	4/18/2011	4/18/2014	20.90	4/18/2021	8,400	-	8,400	46.66	-	0
	1/30/2012	1/30/2014	15.24	1/30/2022	10,000	-	-	-	-	10,000
	4/23/2012	4/23/2015	14.82	4/23/2022	8,400	-	-	-	-	8,400

Share ownership guidelines

To further align the interests to those of stakeholders and to motivate the achievement of sustained performance, the members of the Board of Management are bound to a minimum shareholding requirement. The table below shows the minimum shareholding requirement, annual base compensation, (vested) shares held and share ownership ratio of each Board of Management member as per December 31, 2021.

Philips Group

Share ownership Board of Management

	Minimum shareholding requirement1)	Annual Base Compensation	(Vested) shares held	Ownership ratio2)
F.A. van Houten	4.0x	1,325,000	525,761	13.0x
A. Bhattacharya	3.0x	795,000	148,365	6.1x
M.J. van Ginneken	3.0x	615,000	110,528	5.9x
1)As ratio of Annual Base Compensation2)The Ownership ratio is calculated by multiplying the total shares held by the share price of EUR 32.77 (based on the closing share price of December 31, 2021) and dividing this by the base compensation.

Remuneration of the Supervisory Board in 2021

Summary of the Remuneration Policy

Please find below a brief summary of the Remuneration Policy for the Supervisory Board, as adopted at the Annual General Meeting of Shareholders 2020. The fee levels in this Remuneration Policy are the same as the Supervisory Board fee levels as determined by our shareholders at the 2018 Extraordinary General Meeting of Shareholders.

The overarching objective of the 2020 Remuneration Policy for the Supervisory Board is to enable its members to fulfill their duties, acting independently: supervising the policies, management and the general affairs of Philips, and supporting the Board of Management and the Executive Committee with advice. Also, the members of the Supervisory Board are guided by the company’s long-term interests, with due observance of the company’s purpose and strategy, taking into account the interests of shareholders and all other stakeholders.

To support the objectives mentioned above, the 2020 Remuneration Policy is aimed at attracting and retaining international Supervisory Board members of the highest caliber and with experience and expertise relevant to our health technology businesses.

In compliance with the Dutch Corporate Governance Code, the 2020 Remuneration Policy provides that the remuneration for the members of the Supervisory Board is not dependent on the results of the company and does not include any shares (or rights to shares). Nevertheless, members of the Supervisory Board are encouraged to hold shares in the company for the purpose of long-term investment to reflect their confidence in the future course of the company. The company does not grant personal loans to members of the Supervisory Board.

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

The following table provides an overview of the current remuneration structure:

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

Remuneration of the Supervisory Board in 2021

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration in 2021:

Philips Group

Remuneration of the Supervisory Board1)

in EUR

	membership	committees	other compensation2)	total
F. Sijbesma	141,301	27,808	8,237	177,346
P.A.M. Stoffels	109,863	27,808	4,769	142,440
J. van der Veer	53,507	12,082	3,916	69,505
C.A. Poon	39,699	16,915	783	57,397
N. Dhawan	100,000	18,000	2,269	120,269
O. Gadiesh	34,521	4,833	783	40,137
D.E.I. Pyott	100,000	36,370	2,269	138,639
A.M. Harrison	100,000	14,000	2,269	116,269
M.E. Doherty	100,000	27,000	4,769	131,769
P. Löscher	100,000	32,000	4,769	136,769
I. Nooyi	100,000	14,000	2,269	116,269
S.K. Chua	65,753	11,836	1,492	79,081
Total	1,044,644	242,652	38,595	1,325,891
1)The Supervisory Board fee levels have been reviewed and updated as per 2015. After that they have been reviewed once in the past 5 years, being in 2018, increasing the Chair fee from EUR 135,000 to EUR 155,000, the Vice Chair fee from EUR 90,000 to EUR 115,000 and the Member fee from EUR 80,000 to EUR 100,000. The Audit Committee Chair fee was increased from EUR 22,500 to EUR 27,000 while the Audit Committee Member fee was increased from EUR 13,000 to EUR 18,000. For the Remuneration Committee and the Quality & Regulatory Committee, the Chair fee was increased from EUR 15,000 to EUR 21,000 and the Member fee was increased from EUR 10,000 to EUR 14,000. For the Corporate Governance and Nomination & Selection Committee, the Chair fee was increased from EUR 15,000 to EUR 21,000 and the Member fee was increased from EUR 7,500 to EUR 14,000. 2)The amounts mentioned under other compensation relate to the fee for intercontinental travel, inter-European travel, the entitlement of EUR 2,000 under the Philips product arrangement and the annual fixed net expense allowance.

11.3Report of the Audit Committee

The Audit Committee is chaired by Liz Doherty. Its other members are Neelam Dhawan, Peter Löscher and Chua Sock Koong (who joined in the course of 2021). Feike Sijbesma also regularly attends Audit Committee meetings. The Committee assists the Supervisory Board in fulﬁlling its supervisory responsibilities including ensuring the integrity of the company’s ﬁnancial statements, reviewing the company’s internal controls and overseeing the enterprise risk management process.

In 2021, the Audit Committee held five regular meetings (including an education session) and an additional education session which all Audit Committee members attended, with the exception of one member unable to attend the April 2021 meeting of the Audit Committee.

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

The following overview highlights a number of matters that were reviewed and/or discussed during Committee meetings in the course of 2021:

  The company’s 2021 annual and interim ﬁnancial statements, including the field action provision of EUR 719 million in connection with the Philips Respironics of the voluntary recall notification related to the sound abatement foam in certain sleep and respiratory care products (announced on June 14, 2021), and non-ﬁnancial information prior to publication.
  Matters relating to accounting policies, ﬁnancial risks, reporting and compliance with accounting standards. Key accounting judgements were discussed in depth, and treatments were challenged, as were quality of earnings. Compliance with statutory and legal requirements and regulations, particularly in the ﬁnancial domain, was also reviewed. Important ﬁndings, Philips’ top and emerging areas of risk (including the internal auditor’s reporting thereon, and the Chief Legal Officer’s review of litigation and other claims, and material investigations) and follow-up actions and appropriate measures were examined thoroughly. The Committee was updated on and engaged in a focused discussion about information and product security-related risks;
  Each quarter, the Committee reviewed the company’s cash ﬂow generation, liquidity and financing headroom, its ability under its capital structure and credit ratings to pay dividends and to fund capital investments, including share repurchases and other financial initiatives. The Committee also monitored ongoing goodwill impairment indicators (including in the Sleep & Respiratory Care business) and reviewed the goodwill impairment tests performed in the fourth quarter, risk management, information and cybersecurity risks, legal compliance and developments in regulatory investigations, as well as legal proceedings including antitrust investigations and related provisions. The Committee also reviewed the Philips Respironics voluntary recall notification related to the sound abatement foam in certain sleep and respiratory care products (announced on June 14, 2021) and in particular the field action provision taken by the company in relation to this issue;
  Specific finance topics included dividend policy, share repurchases, capital spending and the company’s debt financing strategy. The Committee was also updated on the company’s foreign exchange risk strategy and policy;
  The Committee engaged in a post-investment review of projects in the area of Information Technology, Research & Development, Real Estate, Operations and other cash spend, and assessed the actual spend and timing of such projects against the original budget and timing;
  With regard to Internal Audit, the Committee reviewed and approved the revised Internal Audit charter, annual audit plan, audit scope and its coverage in relation to the scope of the external audit, as well as the stafﬁng, independence, performance and organizational structure of the Internal Audit function;
  With regard to the external auditor, the Committee reviewed the performance of the external auditor in conducting the group and statutory audits as required by the Auditor Policy and the results of the 2020 EY service quality review program for Philips;
  With regard to the external audit, the Committee reviewed the proposed 2021 audit scope, including key audit areas, approach and fees, and non-audit services provided by the external auditor in conformity with the Philips Auditor Policy;
  The Committee reviewed and challenged the independence as well as the professional ﬁtness and good standing of the external auditor and its engagement partners. For information on the fees of the Group auditor, please refer to Audit fees in the note Income from operations;
  The company’s policy on business controls, legal compliance and the General Business Principles (including deployment). The Committee reviewed, discussed and monitored closely the company’s internal control certiﬁcation processes, in particular compliance with section 404 of the US Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls. It also discussed on a regular basis the developments in, and findings relating to, conduct resulting from investigations into alleged violations of the General Business Principles and, if required, any measures taken;

The Committee held an education session on the current pensions footprint of the company and the key de-risking strategies deployed by the company since 2014, which have led to a significant reduction of the long-term employee benefit footprint since then. The Committee also held an education session on the company’s efforts and actions taken with respect to compliance with the General Business Principles and related policies, including the governance thereof, the internal intake process to ensure reported concerns are adequately followed-up under all circumstances, as well as an update on current cases under discussion with regulatory authorities globally and the company’s internal compliance programs.

In February 2022, the Committee reviewed, together with the other members of the Supervisory Board, the key audit matters and the critical audit matters identified by the Auditor in relation to the 2021 financial statements included in the Annual Report 2021 and the Annual Report on Form 20-F respectively. In February 2022, the Committee also reviewed the draft of the company’s 2021 Country Activity and Tax Report.

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

11.4Report of the Quality & Regulatory Committee

The Quality & Regulatory Committee was established in view of the importance of patient safety and the quality of the company’s products, systems, services and software. The Committee provides broad oversight of compliance with the regulatory requirements that govern the development, manufacturing, marketing and servicing of the company’s products, systems, services and software. The Quality & Regulatory Committee assists the Supervisory Board in fulfilling its oversight responsibilities in these areas. It is chaired by David Pyott and its members are Marc Harrison and Peter Löscher.

In 2021, the Quality & Regulatory Committee held seven meetings and all Committee members attended these meetings, with the exception of one member unable to attend the April 2021 meeting of the Quality & Regulatory Committee.

The Chief Executive Officer, the Chief Legal Officer, the Chief Operations Officer and the Chief Quality & Regulatory Officer were present during these meetings. The following overview indicates some of the matters that were discussed during meetings in the course of 2021:

  The company’s transformation strategy, focusing on patients and customers to ensure the safety and efficacy of the company’s products and solutions;
  Review of progress and next steps in the transformation of the structure and processes of the company’s Quality & Regulatory function, with the goal of building a best-in-class Quality & Regulatory organization, underpinned by investments in strategic-level executive Quality & Regulatory talent;
  Review of global initiatives around the transformation, standardization and simplification of the company’s structure and organizational processes relating to Quality Management Systems, Management Systems and regulated manufacturing sites (Legal Manufacturers);
  The status and outcome of Quality & Regulatory-related investigations and inspections by regulatory authorities and Notified Bodies across the organization. This particularly covered findings, related matters and follow-up actions taken by the company to address these findings. This includes the progress made in line with the terms of the Consent Decree in place for parts of the company’s Emergency Care and Hospital Patient Monitoring businesses with the US Department of Justice, representing the US Food and Drug Administration (FDA), and the progress made with respect to closing the open warning letter from the FDA in relation to the company’s Hospital Respiratory Care business;
  The Philips Respironics voluntary recall notification related to the sound abatement foam in certain sleep and respiratory care products (announced on June 14, 2021) in the company’s Sleep & Respiratory Care business. The Committee reviewed matters associated with this issue, such as interactions with regulatory authorities globally, engagement with patients, physicians, customers and durable medical equipment providers, testing, health hazard evaluations, and the status of the repair and remediation plan;
  The internal Accelerating Patient Safety and Quality program that was launched by the company in the course of 2021;
  Regulatory developments, including the company’s preparations, challenges, risks and mitigating actions to deploy the EU Medical Device Regulation across all relevant parts of the organization, in view of the Date of Application (May 26, 2021);
  Quality & Regulatory deep-dives for the Diagnosis & Treatment and Personal Health segments.

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

In compliance with the Dutch Corporate Governance Code, other parts of the management report (within the meaning of section 2:391 of the Dutch Civil Code) included in the Annual Report address the strategy and culture of Philips aimed at long-term value creation. Philips' strategy is described in more detail in Strategy and Businesses. Here, reference is also made to the Philips Business System, an interdependent, collaborative operating model that covers all aspects of how we operate – strategy, governance, processes, people, culture and performance management. As set out in Social performance, Philips promotes a behavior and competency-driven growth and performance culture, which is anchored by the integrity norms described in the GBP. The Message from the CEO explains how the company’s strategy was executed in 2021; in this regard, please refer also to Financial performance.

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

In fulfilling their duties, the members of the Board of Management and Executive Committee shall be guided by the interests of the company and its affiliated enterprise, taking into account the interests of its stakeholders. The Board of Management and the Executive Committee have adopted a division of responsibilities based on the functional and business areas, each of which is monitored and reviewed by the individual members. The Board of Management is accountable for the actions and decisions of the Executive Committee and has ultimate responsibility for the company’s external reporting (including reporting to the shareholders of the company).

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

12.3Supervisory Board

Introduction

The Supervisory Board supervises the policies, management and general affairs of Philips, and assists the Board of Management and the Executive Committee with advice on general policies related to the activities of the company. In fulfilling their duties, the members of the Supervisory Board shall be guided by the interests of the company and its affiliated enterprise, taking into account the interests of its stakeholders.

In the two-tier corporate structure under Dutch law, the Supervisory Board is a separate body that is independent of the Board of Management and the company. Its independent character is also reflected in the requirement that members of the Supervisory Board can be neither a member of the Board of Management nor an employee of the company. The Supervisory Board considers all its members to be independent under the Dutch Corporate Governance Code. Furthermore, the members of its Audit Committee are independent under the  rules of the US Securities and Exchange Commission, applicable to the Audit Committee.

The Supervisory Board must approve certain important decisions of the Board of Management, including decisions concerning the operational, business and financial objectives of the company and the strategy designed to achieve these objectives, the issue, repurchase or cancellation of shares and major acquisitions or divestments. The Supervisory Board and its individual members each have a responsibility to request from the Board of Management, the Executive Committee and the external auditor all information that the Supervisory Board needs in order to be able to carry out its duties properly as a supervisory body.

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

Effective 2022, Dutch law provides a mandatory gender quota, requiring that least one-third of the Supervisory Board members are women and at least one-third men (for calculation purposes, a total number of board members that cannot be divided by three, must be rounded up to the next number that can be divided by three). The quota is applicable to (i) the appointment of new Supervisory Board members, and (ii) the re-appointment of acting board members after eight years following their initial appointment. Except in certain exceptional circumstances, any appointment or re-appointment resulting in a Supervisory Board composition which does not meet (or no longer meets) the quota, will be invalid (null and void).

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

The Corporate Governance and Nomination & Selection Committee is responsible for preparing selection criteria and appointment procedures for members of the Supervisory Board, the Board of Management and the Executive Committee. The Committee makes proposals to the Supervisory Board for the (re)appointment of such members, and periodically assesses their functioning. The Committee also periodically assesses the Executive Committee succession planning, Diversity Policy, and supervises the policy of the Executive Committee on the selection criteria and appointment procedures for Philips executives. At least once a year, the Committee reviews the corporate governance principles applicable to the company, and advises the Supervisory Board on any changes to these principles that it deems appropriate.

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

The composition of the Audit Committee meets the relevant requirements under Dutch law and the applicable US rules. All of the members are considered to be independent and financially literate and the Audit Committee as a whole has the competence relevant to the sector in which the company is operating. In addition, Liz Doherty is designated as an Audit Committee financial expert, as defined under the regulations of the US Securities and Exchange Commission. The Supervisory Board considers the expertise and experience available in the Audit Committee, in conjunction with the possibility to take advice from internal and external experts and advisors, to be sufficient for the fulfillment of the tasks and responsibilities of the Audit Committee.

The Quality & Regulatory Committee has been established by the Supervisory Board in view of the central importance of the quality and (patient) safety of the company’s products, systems, services and software as well as the development, testing, manufacturing, marketing and servicing thereof, and the regulatory requirements relating thereto. The Quality & Regulatory Committee assists the Supervisory Board in fulfilling its oversight responsibilities in this area, whilst recognizing that the Audit Committee assists the Supervisory Board in its oversight of other areas of regulatory, compliance and legal matters.

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

Pursuant to Dutch law, the shareholders are entitled to vote on the adoption of the remuneration policies for each of the Board of Management and the Supervisory Board at the Annual General Meeting (at least) every four years. The adoption of a remuneration policy will require a special majority of three-quarters of the votes cast (as the Articles of Association do not provide for a lower majority). In addition, shareholders have an advisory vote at each Annual General Meeting of Shareholders on the remuneration report relating to the preceding financial year (as prepared by the Remuneration Committee and included in the Annual Report).

Pursuant to Dutch law, the Supervisory Board is authorized to reduce or eliminate unpaid bonuses awarded to members of the Board of Management if payment or delivery of the bonus would be unacceptable according to the principles of reasonableness and fairness. The company, which in this respect may also be represented by the Supervisory Board or a special representative appointed for this purpose by the General Meeting of Shareholders, may also request return of bonuses already paid or delivered insofar as these have been granted on the basis of incorrect information on the fulfillment of the relevant performance criteria or other conditions. Bonuses are broadly defined as ‘non-fixed’ (variable) remuneration – either in cash or in the form of share-based compensation – that is conditional in whole or in part on the achievement of certain targets or the occurrence of certain circumstances. The explanatory notes to the balance sheet shall report on any moderation and/or claim for repayment of Board of Management remuneration. No such reduction of unpaid bonuses or requests for repayment occurred during the financial year 2021.

In compliance with the Dutch Corporate Governance Code, the company does not grant personal loans to and guarantees on behalf of members of the Board of Management or the Supervisory Board. No such loans were granted and no such guarantees were issued in 2021, nor were any loans or guarantees outstanding as of December 31, 2021.

Also in compliance with the Dutch Corporate Governance Code, the Articles of Association provide that shares or rights to shares shall not be granted to members of the Supervisory Board.

Members of the Board of Management and the Supervisory Board may only hold shares in the company for the purpose of long-term investment and must refrain from short-term transactions in Philips securities. According to Philips’ internal rules of conduct with respect to inside information, members of the Board of Management and the Supervisory Board are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of 20 business days following the publication of annual and quarterly results (provided further the person involved has no inside information regarding Philips at that time, unless an exemption is available). Furthermore, members of the Board of Management and the Supervisory Board are prohibited from trading, directly or indirectly, in securities of any of the companies belonging to Philips’ peer group (as determined by the Supervisory Board) during one week preceding the disclosure of Philips’ annual or quarterly results.

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

Diversity

Candidates for appointment to the Supervisory Board, the Board of Management and the Executive Committee are selected taking into account the company’s Diversity Policy, which is published on the company’s website. Effective 2022, Dutch law provides that (re-)appointments of members of the Supervisory Board must be in accordance with a mandatory gender quota, requiring that at least one-third of the supervisory board members are women (and at least one-third are men). There are certain exceptions where the gender quota does not apply, such as the re-appointments within eight years of the initial appointment and (re-)appointments made in exceptional circumstances.

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

In compliance with the Dutch Corporate Governance Code, the company’s corporate governance includes rules to specify situations in which a potential or actual conflict may exist, procedures to avoid such conflicts of interest as much as possible, and to deal with such conflicts should they arise. Relevant matters relating to conflicts of interest, if any, must be mentioned in the Annual Report (specifically the management report) for the financial year in question. No decisions to enter into material transactions in which there are conflicts of interest with members of the Board of Management or the Supervisory Board were taken during the financial year 2021.

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

Dutch law provides for certain limitations on the number of Non-Executive Directorships a member of the Board of Management or Supervisory Board may hold. No member of the Board of Management shall hold more than two Non-Executive Directorships at ‘large’ companies (naamloze vennootschappen or besloten vennootschappen) or ‘large’ foundations (stichtingen), as defined under Dutch law, and no member of the Board of Management shall hold the position of chairman of another one-tier board or the position of chairman of another supervisory board. No member of the Supervisory Board shall hold more than five Non-Executive Directorships at such companies or foundations, with a position as chairman counting for two. During the financial year 2021 all members of the Board of Management  and the Supervisory Board complied with the limitations described above in this paragraph.

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

Share capital; issue and repurchase of (rights to) shares

The authorized share capital of the company amounts to EUR 800 million, divided into 2 billion common shares with a nominal value of 20 eurocents each and 2 billion preference shares also with a nominal value of 20 eurocents each. On December 31, 2021, the issued share capital amounted to EUR 176,779,793.80 divided into 883,898,696 common shares and no preference shares. All shares are fully paid-up. There are currently no limitations, either under Dutch law or the Articles of Association, to the transfer of the common shares.

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

As per December 31, 2021, approximately 91% of the common shares were held through the system of Euroclear Nederland (Euroclear shares) and approximately 9% of the common shares were represented by New York Registry Shares issued in the name of approximately 866 holders of record, including Cede & Co. Cede & Co which acts as nominee for The Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries. Deutsche Bank Trust Company Americas is Philips’ New York transfer agent, registrar and dividend disbursing agent. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of United States beneficial holders or the number of New York Registry Shares beneficially held by US residents.

At the 2021 Annual General Meeting of Shareholders, it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to issue shares or to grant rights to acquire shares in the company as well as to restrict or exclude the pre-emption right accruing to shareholders up to and including November 5, 2022. This authorization is limited to a maximum of 10% of the number of shares issued as of May 6, 2021.

In addition, at the 2021 Annual General Meeting of Shareholders, it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the company within the limits of the Articles of Association and within a certain price range up to and including November 5, 2022. The maximum number of shares the company may hold will not exceed 10% of the issued share capital as of May 6, 2021. The number of shares may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs.

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

Dutch law requires the separation of audit and non-audit services. The external auditor may only provide audit and audit-related services and is prohibited to provide any other services. This is reflected in the Auditor Policy, which is published on the company’s website. The policy is also in line with (and in some ways stricter than) applicable US rules, under which the appointed external auditor must be independent from the company both in fact and appearance.

The Auditor Policy specifies certain audit services and audit-related services (also known as assurance services) that will or may be provided by the external auditor, and includes rules for the pre-approval by the Audit Committee of such services. Audit services must be pre-approved on the basis of the annual audit services engagement agreed with the External Auditor. Proposed audit-related services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, which is designed to ensure that there is no management discretion in determining whether a service has been approved, and to ensure that the Audit Committee is informed of each of the services it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2021, there were no services provided to the Company by the external auditor which were not pre-approved by the Audit Committee.

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

The mere notification that the Foundation exercises its right to acquire preference shares will result in such shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are common shares in the company outstanding at that time. No preference shares have been issued as of December 31, 2021.

The members of the self-electing Board of the Foundation are Messrs J.P. de Kreij, J.V. Timmermans, J. van der Veer and P.N. Wakkie. No Philips Supervisory Board or Board of Management members or Philips officers are represented on the board of the Foundation.

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

12.8Major shareholders

The Dutch Act on Financial Supervision imposes an obligation on persons holding certain interests to disclose (inter alia) percentage holdings in the capital and/or voting rights in the company when such holdings reach, exceed or fall below 3, 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent (as a result of an acquisition or disposal by a person, or as a result of a change in the company’s total number of voting rights or capital issued). Certain derivatives (settled in kind or in cash) are also taken into account when calculating the capital interest. The statutory obligation to disclose capital interest relates not only to gross long positions, but also to gross short positions. Required disclosures must be made to the Netherlands Authority for the Financial Markets (AFM) without delay. The AFM then notifes the company of such disclosures and includes them in a register, which is published on the AFM’s website. Furthermore, an obligation to disclose (net) short positions is set out in the EU Regulation on Short Selling.

The AFM register shows the following notifications of substantial holdings and/or voting rights at or above the 3% threshold: BlackRock, Inc.: substantial holding of 5.19% and 6.31% of the voting rights (December 27, 2021); T. Rowe Price Group, Inc.: substantial holding of 3.04% and 3.02% of the voting rights (January 19, 2022); UBS Group AG: substantial holding of 3.64% and 3.64% of the voting rights (February 9, 2022). The AFM register also shows a notification by Philips of a substantial holding of 4.08% in its own share capital and no voting rights (December 28, 2021).

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

Share Capital

On December 31, 2021, the issued share capital amounted to EUR 176,779,793.80 divided into 883,898,696 common shares and no preference shares.

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

Preemptive rights

Shareholders have a pro rata preferential right of subscription to any common share issuance unless the right is restricted or excluded. If designated by the General Meeting of Shareholders, the Board of Management has the power to restrict or exclude the preferential subscription rights. A designation of the Board of Management will be effective for a specified period of up to five years and may be renewed. Currently, the Board of Management has been granted the power to restrict or exclude the preferential right of subscription up to and including November 5, 2022. If the Board of Management has not been designated, the General Meeting of Shareholders has the power to restrict or exclude such rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the General Meeting of Shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.

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

Code of business conduct

The listing standards of the NYSE prescribe certain parameters for listed company codes of business conduct and ethics. The company has implemented the Philips General Business Principles, which are applicable to all employees, and a Financial Code of Ethics, which is applicable to all employees performing an accounting or financial function. Waivers granted to Senior (Financial) Officers (as defined in our Financial Code of Ethics) must be disclosed. In 2021 the company did not grant any waivers of the Financial Code of Ethics.

Related party transactions

The NYSE listing standards require certain transactions with related parties to be reviewed by a company’s audit committee or another independent body of the board of directors for potential conflicts of interest, and for the audit committee or other independent body to prohibit such a transaction if it determines it to be inconsistent with the interests of the company and its shareholders. However, foreign private issuers can rely on home country practice with respect to review and approval of related party transactions. Philips has internal procedures in place to confirm that related party transactions are entered into are at arm’s length and, if and to the extent required under Dutch law, to enable the Supervisory Board to assess the terms of significant related party transactions.

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

On January 28, 2022, Blackrock Inc. filed a Schedule 13G with the SEC indicating that, as of December 31, 2021, it beneficially owned 7.2% (63,499,693 shares) of the Company’s common shares.

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

All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2021 have been endorsed by the EU, consequently, the accounting policies applied by Koninklijke Philips N.V. (Royal Philips) also comply with IFRS as issued by the IASB. Comparative results have been restated to reflect the treatment of the Domestic Appliances business as a discontinued operation (for more information, please refer to Discontinued operations and assets classified as held for sale).

The Group financial statements (together with the Company financial statements, which are not included in the Annual Report on Form 20-F, containing its statutory statements) are subject to adoption by the company’s shareholders at the upcoming 2022 Annual General Meeting of Shareholders.

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

Based on the Board of Management’s assessment of the effectiveness of Royal Philips' internal control over financial reporting as of December 31, 2021, it has concluded that, as of December 31, 2021, Royal Philips' internal control over Group financial reporting is considered effective.

The effectiveness of the Royal Philips' internal control over financial reporting as of December 31, 2021, as included in this section Group financial statements, has been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, as stated in their report which follows hereafter.

13.1.1Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a15(e) and 15d15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2021.

13.1.2Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

13.2Report of the independent auditor

Management’s report on internal control over financial reporting is set out on Management’s report on internal control. The report set out on Independent auditor’s report on internal control over financial reporting, is provided in compliance with standards of the Public Company Accounting Oversight Board in the US and includes an opinion on the effectiveness of internal control over financial reporting as at December 31, 2021, based on COSO criteria.

Ernst & Young Accountants LLP (PCAOB ID: 1396) has also issued a report on the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board in the US, which is set out on Independent auditor’s report on the consolidated financial statements.

13.3Independent auditor’s report on internal control over financial reporting

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Opinion on Internal Control over Financial Reporting

We have audited Koninklijke Philips N.V.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Koninklijke Philips N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2021, and the related notes and our report dated February 22, 2022 expressed an unqualified opinion thereon.

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
February 22, 2022

13.4Independent auditor’s report on the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Koninklijke Philips N.V. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the group financial statements). In our opinion, the group financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 22, 2022 expressed an unqualified opinion thereon.

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

Measurement and disclosure of the Field Action provision related to Sleep & Respiratory Care products
Description of the Matter

As more fully described in Note 20 Provisions, following the identification of potential health risks related to certain Sleep & Respiratory Care products, the Company recorded a Field Action provision amounting to EUR 719 million.

Determining the Field Action provision is complex and requires significant judgment by management. Significant assumptions made relate to the estimated total quantity of devices and the replacement share.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls relating to the Field Action provision calculation. This included testing controls relating to management’s review of the provision, including the determination of significant assumptions. Further, we tested the controls over the mathematical accuracy and completeness of the provision.

Our audit procedures included, among others, the assessment of the significant assumptions and data used by management in its calculation model for the Field Action provision. For example, we assessed the estimated quantities through obtaining third party confirmations for quantities already registered for remediation as of December 31, 2021, as well as corroborating the remaining quantity estimate by reperforming the trend analysis of registrations over time. We considered audit evidence to corroborate the reasonability of the replacement share based on the contracted repair capacity as well as the upgraded inhouse production capacity. We also performed an analysis of the significant assumptions to evaluate the sensitivity of the provision. In addition, we inspected the communication with regulatory authorities regarding the identified quality issues and held discussions with management on the recall process, capacity considerations as well as the ongoing cooperation with the Food and Drug Administration.

We further assessed the adequacy of the disclosures in Note 20 Provisions, as included in the group financial statements.

Measurement of provisions and disclosures for legal claims, litigations and contingent liabilities
Description of the Matter

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, as well as being investigated by governmental authorities for alleged non-compliance with laws and regulations. As more fully described in Note 25 Contingent assets and liabilities this includes the discussions with and information provided to the SEC and DOJ regarding alleged tender irregularities in China, Bulgaria and Brazil, and legal claims and litigation related to the Field Action for Sleep & Respiratory Care products. The Company records provisions for legal claims and litigation when it has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. When an outflow of economic benefits cannot be reliably estimated or is possible but not probable, the Company discloses this in the contingent liabilities note.

We evaluated the accounting of provisions for legal claims and litigation, and the disclosure for provisions and contingent liabilities, which is complex and judgmental due to the difficulty in predicting the outcome of the matters and estimating the potential impact if the outcomes are unfavorable and the amounts involved are, or can be, material to the financial statements as a whole.

Further reference is made to Note 1 Significant accounting policies, Note 20 Provisions, and Note 25 Contingent assets and liabilities, as included in the group financial statements.

How We Addressed the Matter in Our Audit

Our audit procedures included, among others, obtaining an understanding, evaluating the design and testing the effectiveness of the Company’s internal controls around the identification and evaluation of legal claims, litigation and investigations at different levels in the group, and the recording and continuous re-assessment of the related provisions, contingent liabilities and disclosures.

To confirm our understanding of the allegations and test the Company’s accounting of provisions for legal claims and litigation and the disclosure for provisions and contingent liabilities, we discussed the allegations with both internal and external legal counsel, as well as with the Company’s finance department, inspected relevant correspondence with authorities, inspected the minutes of the meetings of the Audit Committee, Supervisory Board and Executive Committee, requested a confirmation letter from the Company’s in-house legal counsel and obtained external legal confirmation letters from external legal counsel involved in these matters. For claims settled during the year, we vouched the cash payments, as appropriate, and read the related settlement agreements. Specifically related to ongoing investigations into alleged non-compliance with laws and regulations, we were supported by EY forensic and other specialists. We also assessed the adequacy of the Company’s disclosure for provisions for legal claims and litigation, and contingent liabilities, as included in the group financial statements.

Valuation of Goodwill for Cash Generating Unit Sleep & Respiratory Care
Description of the Matter

At December 31, 2021, the total carrying value of goodwill amounted to EUR 10,637 million (of which EUR 1.915 million is allocated to Cash Generating Unit (CGU) Sleep & Respiratory Care (S&RC) amounted to EUR 2,031 million. Goodwill is allocated to CGUs for which management is required to test the carrying value of goodwill for impairment annually or more frequently if there is a triggering event for testing. Further reference is made to Note 1 Significant accounting policies, and Note 12 Goodwill, as included in the group financial statements.

Auditing the calculation of the recoverable amount for the CGU S&RC is complex, given the significant judgment and estimation related to assumptions and data in the model used to determine whether the carrying value of goodwill is appropriate. The most significant assumptions used within the model to support the recoverable amount of goodwill are sales growth rate, EBITA, and discount rates.
How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s goodwill impairment review process related to the CGU S&RC. This includes controls over management’s review and approval of the significant assumptions, controls over the mathematical accuracy of the calculation and the appropriateness of the valuation models used. For example, we tested controls over management’s determination and review of the sales growth, EBITA and the discount rate assumptions.

As part of our audit we assessed and tested the assumptions and data used by management in its valuation model for the CGU S&RC. As part of these procedures we reconciled the expected restart of sales for the Sleep products with audit evidence obtained as part of the audit of the Field Action provision, and we compared the assumptions to external data such as industrial sales growth rates and discount rates. We were assisted in our evaluation of the discount rate by EY valuation specialists. Additionally, we compared the cash flow projections used in the valuation of the recoverable amount to the information approved by the Executive Committee and have evaluated the historical accuracy of management’s estimates that drive the assessment, such as business plans and expected growth rates. We gained an understanding of the developments of the performance and corroborated if they are in line with forecasted figures.

We also performed an analysis of the significant assumptions to evaluate the sensitivity of the recoverable amount to changes in the assumptions.

We also assessed the adequacy of management’s disclosure around goodwill as included in the group financial statements.

Revenue recognition – Sales related accruals
Description of the Matter

Primarily in the Personal Health businesses, the Company has sales promotions-related agreements with distributors and retailers whereby discounts and rebates are provided according to the quantity of goods sold and promotional and marketing activities performed by the distributors and retailers. The estimation of the sales related accruals involve subjective management assumptions about the extent to which promotional marketing targets will be met by the distributors and retailers. There is a risk related to management override of controls over the estimation of the sales related accruals through inappropriate estimations.

Auditing the Company’s measurement of sales related accruals is especially complex because the calculation involves subjective management assumptions around the extent to which promotional or marketing targets will be met by Philips’ customers and the related rebates will be owed.

Further reference is made to Note 1 Significant accounting policies, and Note 7 Income from operations section Sales composition and disaggregation, as included in the group financial statements.
How We Addressed the Matter in Our Audit

As part of our audit procedures, we obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls that address the risks of material misstatement relating to measurement for sales related accruals. This included testing controls relating to management’s verification that sales related accruals have been reviewed and underlying assumptions were based on management’s best estimate.

We evaluated management’s assumptions (as described above) by performing, among other procedures, a retrospective review of actual settlements of prior period sales related accruals, confirmed the agreed upon terms and conditions for a sample of customer contracts and performed cut off testing through assessing the sales promotions obligations around year-end.

We also assessed the adequacy of the revenue disclosures as included in the group financial statements.

/s/ Ernst & Young Accountants LLP

We have served as the Company‘s auditor since 2016.

Amsterdam, the Netherlands
February 22, 2022

13.5Consolidated statements of income

Philips Group

Consolidated statements of income

in millions of EUR

For the year ended December 31

	2019	2020	2021
Sales7	17,147	17,313	17,156
Cost of sales	(9,249)	(9,493)	(9,988)
Gross margin	7,899	7,820	7,168
Selling expenses	(4,125)	(4,054)	(4,258)
General and administrative expenses	(586)	(630)	(599)
Research and development expenses	(1,790)	(1,822)	(1,806)
Other business income7	154	122	186
Other business expenses7	(186)	(173)	(138)
Income from operations7	1,366	1,264	553
Financial income8	114	158	149
Financial expenses8	(233)	(202)	(188)
Investments in associates, net of income taxes	1	(9)	(4)
Income before taxes	1,248	1,211	509
Income tax expense9	(258)	(212)	103
Income from continuing operations	990	999	612
Discontinued operations, net of income taxes4	183	196	2,711
Net income	1,173	1,195	3,323

Attribution of net income
Net income attributable to Koninklijke Philips N.V. shareholders	1,167	1,187	3,319
Net income attributable to non-controlling interests	5	8	4

Philips Group

Earnings per common share attributable to Koninklijke Philips N.V. shareholders in EUR unless otherwise stated

	2019	2020	2021
Basic earnings per common share in EUR
Income from continuing operations attributable to shareholders	1.07	1.09	0.67
Net income attributable to shareholders	1.27	1.31	3.67

Diluted earnings per common share in EUR
Income from continuing operations attributable to shareholders	1.06	1.08	0.67
Net income attributable to shareholders	1.25	1.29	3.65

Amounts may not add up due to rounding.

13.6Consolidated statements of comprehensive income

Philips Group

Consolidated statements of comprehensive income

in millions of EUR

for the year ended December 31

	2019	2020	2021

Net income for the period	1,173	1,195	3,323

Pensions and other-post employment plans:21
Remeasurement	30	51	134
Income tax effect on remeasurements9	3	(12)	(21)

Financial assets fair value through OCI:
Net current-period change, before tax	82	-	(39)
Income tax effect on net current-period change			1
Total of items that will not be reclassified to Income Statement	114	39	74

Currency translation differences:
Net current period change, before tax	218	(1,040)	1,078
Income tax effect on net current-period change9	-	1	(5)
Reclassification adjustment for (gain) loss realized	4		36
Reclassification adjustment for (gain) loss realized, in discontinued operations	16		69
Cash flow hedges:
Net current-period change, before tax	(53)	69	(52)
Income tax effect on net current-period change9	6	(17)	18
Reclassification adjustment for (gain) loss realized	33	(6)	(14)
Total of items that are or may be reclassified to Income Statement	225	(992)	1,129

Other comprehensive income for the period	340	(953)	1,203

Total comprehensive income for the period	1,512	242	4,527

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	1,507	235	4,520
Non-controlling interests	5	6	7

Amounts may not add up due to rounding.

13.7Consolidated balance sheets

Amounts may not add up due to rounding.

Philips Group

Consolidated balance sheets

in millions of EUR unless otherwise stated

As of December 31

	2020	2021
Non-current assets
Property, plant and equipment 113	2,682	2,699
Goodwill123	8,014	10,637
Intangible assets excluding goodwill133	2,997	3,650
Non-current receivables17	230	224
Investments in associates6	240	426
Other non-current financial assets14	430	630
Non-current derivative financial assets29	6	2
Deferred tax assets9	1,820	2,216
Other non-current assets15	66	129
Total non-current assets	16,486	20,613

Current assets
Inventories16	2,993	3,450
Other current financial assets14	-	2
Other current assets15	424	493
Current derivative financial assets29	105	61
Income tax receivable9	150	180
Current receivables2617	4,156	3,787
Assets classified as held for sale4	173	71
Cash and cash equivalents30	3,226	2,303
Total current assets	11,227	10,347
Total assets	27,713	30,961

Equity18
Equity	11,870	14,438
Common shares	182	177
Reserves	(340)	748
Other	12,028	13,514
Non-controlling interests18	31	36
Group equity	11,901	14,475

Non-current liabilities
Long-term debt 19	5,705	6,473
Non-current derivative financial liabilities29	86	119
Long-term provisions2120	1,458	1,315
Deferred tax liabilities9	59	83
Non-current contract liabilities23	403	446
Non-current tax liabilities 9	291	544
Other non-current liabilities23	74	56
Total non-current liabilities	8,077	9,037

Current liabilities
Short-term debt 19	1,229	506
Current derivative financial liabilities29	77	83
Income tax payable9	57	128
Accounts payable26	2,119	1,872
Accrued liabilities22	1,678	1,784
Current contract liabilities23	1,239	1,491
Short-term provisions2120	522	998
Liabilities directly associated with assets held for sale4	30	1
Other current liabilities23	785	587
Total current liabilities	7,735	7,450
Total liabilities and group equity	27,713	30,961

13.8Consolidated statements of cash flows

Amounts may not add up due to rounding.

Philips Group

Consolidated statements of cash flows1)

in millions of EUR

For the year ended December 31

	2019	2020	2021
Cash flows from operating activities
Net income (loss)	1,173	1,195	3,323
Results of discontinued operations, net of income tax	(183)	(196)	(2,711)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization, and impairment of fixed assets	1,343	1,462	1,323
Impairment of goodwill and other non-current financial assets	97	144	15
Share-based compensation	96	112	108
Net loss (gain) on sale of assets	(78)	(1)	55
Interest income	(25)	(13)	(18)
Interest expense on debt, borrowings, and other liabilities	174	159	152
Income taxes	258	212	(103)
Investments in associates, net of income taxes	6	8	4
Decrease (increase) in working capital	(791)	(98)	(401)
Decrease (increase) in receivables and other current assets	(234)	92	(39)
Decrease (Increase) in inventories	(202)	(578)	(581)
Increase (decrease) in accounts payable, accrued and other current liabilities	(354)	387	219
Decrease (increase) in non-current receivables, other assets and other liabilities	124	41	(13)
Increase (decrease) in provisions20	29	(91)	427
Other items	77	96	(164)
Interest paid	(171)	(148)	(151)
Interest received	25	13	17
Dividends received from investments in associates	12	4	14
Income taxes paid	(354)	(390)	(249)
Net cash provided by (used for) operating activities	1,813	2,511	1,629
Cash flows from investing activities
Net capital expenditures	(891)	(876)	(729)
Purchase of intangible assets	(138)	(114)	(107)
Expenditures on development assets	(327)	(296)	(259)
Capital expenditures on property, plant and equipment	(486)	(485)	(397)
Proceeds from sales of property, plant and equipment4	60	19	33
Net proceeds from (cash used for) derivatives and current financial assets24	385	(13)	48
Purchase of other non-current financial assets24	(63)	(131)	(124)
Proceeds from other non-current financial assets24	162	65	124
Purchase of businesses, net of cash acquired5	(252)	(317)	(3,098)
Net proceeds from sale of interests in businesses, net of cash disposed of4	146	4	107
Net cash provided by (used for) for investing activities	(512)	(1,267)	(3,672)
Cash flows from financing activities
Proceeds from issuance (payments on) short-term debt19	23	16	(25)
Principal payments on short-term portion of long-term debt19	(756)	(298)	(302)
Proceeds from issuance of long-term debt19	847	1,065	76
Re-issuance of treasury shares	58	46	23
Purchase of treasury shares	(1,376)	(343)	(1,636)
Dividends paid to shareholders of Koninklijke Philips N.V.	(453)	(1)	(482)
Dividends paid to shareholders of non-controlling interests	(2)	(2)	(2)
Net cash provided by (used for) financing activities	(1,660)	483	(2,347)
Net cash provided by (used for) continuing operations	(359)	1,727	(4,390)
Net cash provided by (used for) discontinued operations4	98	129	3,403
Net cash provided by (used for) continuing and discontinued operations	(262)	1,856	(986)
Effect of changes in exchange rates on cash and cash equivalents	(2)	(55)	65
Cash and cash equivalents at the beginning of the year	1,688	1,425	3,226
Cash and cash equivalents at the end of the period	1,425	3,226	2,303
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

13.9Consolidated statements of changes in equity

Philips Group

Consolidated statements of changes in equity

in millions of EUR

For the year ended December 31

	Common shares	Currency translation differences1)	Fair value through OCI	Cash flow hedges	Capital in excess of par value	Retained earnings	Treasury shares at cost	Total shareholders' equity	Non-controlling interests	Group equity
		reserves			other

Balance as of Jan. 1, 2019	185	739	(181)	(10)	3,487	8,232	(399)	12,055	29	12,084
Total comprehensive income (loss)		239	82	(13)		1,200		1,507	5	1,512
Dividend distributed	2				319	(775)		(453)	(2)	(456)
Minority Buy-out						(3)		(3)	(3)	(6)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(204)			204
Purchase of treasury shares							(621)	(621)		(621)
Re-issuance of treasury shares					(246)	11	266	31		31
Forward contracts						706	(706)
Share call options						28	(58)	(30)		(30)
Cancellation of treasury shares	(8)					(1,308)	1,316
Share-based compensation plans					101			101		101
Income tax share-based compensation plans					10			10		10
Balance as of Dec. 31, 2019	179	978	(303)	(24)	3,671	8,296	(201)	12,597	28	12,625
Total comprehensive income (loss)		(1,036)	-	46		1,225		235	6	242
Dividend distributed	4				754	(782)		(25)	(2)	(26)
Minority Buy-out									(1)	(1)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(2)			2		-		-
Purchase of treasury shares						-	(130)	(130)		(130)
Re-issuance of treasury shares	-				(146)	7	161	23		23
Forward contracts						(793)	(126)	(920)		(920)
Share call options						24	(55)	(31)		(31)
Cancellation of treasury shares	(1)					(151)	152
Share-based compensation plans					116			116		116
Income tax share-based compensation plans					4			4		4
Balance as of Dec. 31, 2020	182	(58)	(305)	23	4,400	7,828	(199)	11,870	31	11,901
Total comprehensive income (loss)		1,175	(39)	(48)		3,432		4,520	7	4,527
Dividend distributed	1				290	(773)		(482)	(2)	(484)
Minority Buy-out									-	-
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings						-		-		-
Purchase of treasury shares						-	(758)	(757)		(757)
Re-issuance of treasury shares					(150)	18	143	11		11
Forward contracts						48	(869)	(821)		(821)
Share call options						12	(21)	(9)		(9)
Cancellation of treasury shares	(7)					(1,221)	1,228
Share-based compensation plans					110			110		110
Income tax share-based compensation plans					(4)			(4)		(4)
Balance as of Dec. 31, 2021	177	1,117	(344)	(25)	4,646	9,344	(476)	14,438	36	14,475

1)Cumulative translation adjustments related to investments in associates were EUR 32 million at December 31, 2021 (2020: EUR 48 million, 2019: EUR 44 million).

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

All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2021 have been endorsed by the EU; consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities.

The Consolidated financial statements have been prepared on a going concern basis.

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

In the process of applying the accounting policies, management has made estimates and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the reported amounts of assets and liabilities within the next financial year, as well as to the disclosure of contingent liabilities at the date of the Consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The company evaluates these estimates and judgments on an ongoing basis and bases the estimates on historical experience, current and expected future outcomes, third-party evaluations and various other assumptions that Philips believes are reasonable under the circumstances. Existing circumstances and assumptions about future developments may change due to circumstances beyond the company’s control and are reflected in the assumptions if and when they occur. The results of these estimates form the basis for making judgments about the carrying value of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. The company revises material estimates if changes occur in the circumstances or if there is new information or experience on which an estimate was or can be based. See note COVID-19 which includes further details on the impact of the pandemic on these significant judgments and estimates.

The areas where the most significant judgments and estimates are made are goodwill, deferred tax asset recoverability, recognition and measurement of provisions, valuation of inventories, impairments, classification and measurement of financial instruments, the accounting for an arrangement containing a lease, the assessment whether a lease option to extend or cancel a lease in which the company is a lessee is reasonably certain to be exercised or not, revenue recognition, tax risks and other contingencies, assessment of control, classification of assets and liabilities held for sale and the presentation of items of profit and loss and cash flows as continuing or discontinued, as well as when determining the fair values of acquired identifiable intangible assets, contingent considerations and investments based on an assessment of future cash flows (e.g. earn out arrangements as part of acquisitions). For further discussion of these significant judgements and estimates, reference is made to the respective accounting policies and notes within these Consolidated financial statements that relate to the above topics.

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

Climate-related matters

In preparing the Consolidated Financial Statements management has considered the impact of climate change, specifically the financial impact of Philips meeting its internal and external climate related aims, the potential impact of climate related risks and the costs incurred to pro-actively manage such risks. These considerations did not have a material impact on the financial reporting judgements, estimates or assumptions. The specific financial impacts considered include, for example: specific climate mitigation measures, such as the use of lower carbon energy sources, the costs of developing more sustainable product offerings and expenses incurred to mitigate against the impact of extreme weather conditions.

Changes in presentation from the prior year

Accounting policies have been applied consistently for all periods presented in these consolidated financial statements, except for the item mentioned below. In addition, certain prior-year amounts have been reclassified to conform to the current year presentation.

Domestic Appliances

Prior-period financial statements have been restated for the treatment of the Domestic Appliances business as a discontinued operation, see further information in Discontinued operations and assets classified as held for sale and Acquisitions and divestments.

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

Provisions

Provisions are recognized if, as a result of a past event, the company has a present legal or constructive obligation, it is probable that an outflow of economic benefits will be required to settle the obligation and , the amount can be estimated reliably. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money. The increase in the provision due to passage of time is recognized as interest expense. The accounting and presentation for some of the company’s provisions is as follows:

  Field action provision –This provision relates to the Philips Respironics voluntary recall notification in the United States and field safety notice outside the United States for certain sleep and respiratory care products related to the polyester-based polyurethane (PE-PUR) sound abatement foam in these devices
  Product warranty – The provisions for assurance-type product warranty reflect the estimated costs of replacement and free-of-charge services that will be incurred by the company with respect to products sold, and include costs to execute field change orders. The field action provision in connection with the Philips Respironics voluntary recall notification is shown separately above.
  Environmental provisions – The environmental provisions relate to cost of environmental remediation in various countries. Measurement of liabilities associated with environmental obligations is based on current legal and constructive requirements. Liabilities and expected insurance recoveries, if any, are recorded separately. The carrying amount of environmental liabilities is regularly reviewed and adjusted for new facts and changes in law.
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
  Legal provisions – Legal provisions relate to legal proceedings, including regulatory and other governmental proceedings. In relation to legal claim provisions and settlements, the relevant balances are transferred to Other liabilities at the point when the amount and timing of cash outflows are no longer uncertain. Settlements which are agreed for amounts in excess of existing provisions are reflected as increases in Other liabilities.

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

For the company’s major plans, a full discount rate curve of high-quality corporate bonds is used to determine the defined benefit obligation, where available. The curves are based on the Mercer Yield Curve methodology, which uses data of corporate bonds rated AA or equivalent. For the other plans the Mercer Yield Curve/Mercer Methodology has also been used taking into account the cash flows as much as possible in case there is a deep market in corporate bonds. For plans in countries without a deep corporate bond market, the discount rate is based on government bonds and the plan’s maturity.

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

New standards and interpretations

IFRS accounting standards adopted as from 2021

The company applies, for the first time, certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2021.

2020-8 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform – Phase 2

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

  A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest
  Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued
  Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no material impact on the consolidated financial statements of the company. The status of the IBOR transition project and the exposure to IBOR have been disclosed in Details of treasury and other financial risks.

2021-3 Amendments to IFRS 16 Leases – Covid-19 related rent concessions beyond June 30, 2021

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. The amendment was intended to apply until June 30, 2021, but as the impact of the Covid-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022.The amendment applies to annual reporting periods beginning on or after April 1, 2021. This amendment had no material impact on the consolidated financial statements of the company.

IFRS accounting standards to be adopted from 2022 onwards

A number of amendments to existing standards have been issued and are mandatory for the company beginning on or after January 1, 2022, or later periods, and the company has not early-adopted them. The changes to those standards are not expected to have a material impact on the company’s financial statements.

2COVID-19

In 2021 the pandemic continued to affect the global economy and there remains uncertainty and volatility related to the impact of COVID-19, including global supply chain challenges. Where relevant, the impact of the COVID-19 pandemic and resulting uncertainties on the company’s results, balance sheet and cash flows have been considered and are reflected in amounts reported.

The impact of the pandemic on significant accounting matters is disclosed below. Other areas have also been affected, but did not have a significant impact and are therefore not separately disclosed. COVID-19 did not result in any other material adjustments to the carrying amounts of assets and liabilities during the year-ended December 31, 2021, other than the impacts on the EPD business as disclosed in Intangible assets excluding goodwill and Provisions.

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

Impairment testing

Impairment testing of goodwill and intangible assets not ready for use

Goodwill and intangible assets not yet ready for use are not amortized but are tested for impairment annually and whenever impairment indicators require such testing. In addition, for all goodwill and intangible assets not yet ready for use an annual impairment test was performed during 2021. In determining the recoverable amounts, consideration was given to the uncertainties embedded in the discounted cash flow projections and the appropriateness of key assumptions used in light of the pandemic, which included increased uncertainties around forecasted revenues, costs and other factors. Further details on these impairment procedures and the results thereof are disclosed in Goodwill and Intangible assets excluding goodwill.

Impairment testing of non-financial assets other than goodwill, intangible assets not yet ready for use, inventories and deferred tax assets

Non-financial assets other than goodwill, intangible assets not yet ready for use, inventories and deferred tax assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Where such an instance was identified, the impact of the pandemic and resulting uncertainties have been taken into account when assessing the recoverable amount. Further details on the results of these impairment procedures are disclosed in Intangible assets excluding goodwill.

Impairment testing of financial assets

The company recognizes an allowance for expected credit losses (ECLs) for trade receivables, contract assets, lease receivables and debt investments carried at fair value through Other comprehensive income (FVTOCI) and amortized cost. In line with the accounting policy disclosed in the Significant accounting policies, for all financial assets to which the company applies the simplified approach, updated assessments on the lifetime ECL allowance are made regularly, taking into the account uncertainties resulting from the pandemic. In addition, for those assets to which the company does not apply the simplified approach to measuring ECLs, assessments were made regularly to assess whether a significant increase in credit risk was observed as a result of COVID-19. In those instances, the allowance was updated to also reflect lifetime ECLs.

In making these assessments, all reasonable and supportable information was considered. Examples of indicators identified included counterparties breaching their agreed payment terms and counterparties requesting extended payment terms or (partial) waivers. In addition, forward looking elements were taken into consideration such as a deterioration of the credit rating of a counterparty or changes in risks associated with specific countries or regions due to COVID-19. Albeit the methodology applied is consistent with prior periods, certain of these factors triggered by the pandemic required updated assessments of the ECLs. Relevant financial assets were individually assessed and additional ECL allowances were accounted for in those cases where deemed necessary. The overall impact of the increase in the level of ECLs did not have a material impact on the company’s financial assets. The company further concluded that none of the agreed changes with counterparties resulted in a substantial modification of such instruments under IFRS 9 Financial instruments.

Fair values

Certain of the company’s financial instruments and other assets and liabilities are carried at fair value. The fair values included in these Consolidated financial statements reflect market participant views and market data at the measurement date under current market conditions. This implies that due to the increased volatility and uncertainty in the financial markets due to the pandemic, these fair values are subject to significant estimates, in particular for assets and liabilities for which the fair value is based on unobservable inputs (sometimes referred to as Level 3 measurements). Expectations around future cash flows, discount rates and other significant valuation inputs related to the asset or liability as of December 31, 2021 have become subject to a greater level of uncertainty. The fair values determined taking into account these revised input parameters have been reflected in the consolidated balance sheet as of December 31, 2021. Other than the impacts on the EPD business as disclosed in Intangible assets excluding goodwill, starting on page 186 and Provisions, there was no significant impact as a result of the pandemic on any individual assets or liabilities carried at fair value. For further information, refer to Fair value of financial assets and liabilities.

Employee benefit accounting

COVID-19 also had an impact on the company’s long-term employee benefits, including defined-benefit plans. Volatility in the financial markets following the COVID-19 outbreak resulted in increased judgment being required in setting key parameters used in determining these benefits, including discount rates, mortality rates, retention rates and other assumptions supporting the actuarial calculations. In those situations, we established the most appropriate parameters with the help of actuaries and taking into consideration relevant economic conditions. For our funded defined-benefit plans, increased fluctuations in the fair values of the plan assets during the financial year ended December 31, 2021 also caused further volatility in the net obligation. Neither of these impacts were significant for the balances as of December 31, 2021.

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

Inventories

The company’s inventories are stated at the lower of cost or net realizable value. In determining the appropriate level of provision for obsolescence, changes in the aging of inventory items in certain businesses and markets due to COVID-19 were considered throughout the year. In addition, current and potential excess stock levels were analyzed, incorporating the impact COVID-19 had on demand in 2021 as well as revised expectations of future demand for these items. No material change in the provision for obsolescence was identified as a result of these procedures.

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

Treasury and other financial risks

In terms of liquidity the company has a solid liquidity position and the company’s liquidity risk management procedures have not changed significantly during 2021 because of COVID-19. No significant concentration risks have been identified as a result of COVID-19 and the company continues to have access to its existing lines of credit. These lines of credits, along with other financial risks to which Philips is exposed, are disclosed in Details of treasury and other financial risks, starting on page 219. In 2021, COVID-19 did not have a significant impact on other financial risks, including how we manage those.

3Information by segment and main country

Philips Group

Information on income statements

in millions of EUR

	sales	sales including intercompany	depreciation and amortization1)	Adjusted EBITA2)3)
2021
Diagnosis & Treatment4)	8,635	8,846	(459)	1,071
Connected Care	4,593	4,638	(384)	488
Personal Health	3,410	3,441	(130)	599
Other	519	610	(350)	(105)
Inter-segment eliminations		(379)
Philips Group	17,156	17,156	(1,323)	2,054

2020
Diagnosis & Treatment	8,175	8,289	(536)	818
Connected Care	5,568	5,644	(415)	1,198
Personal Health	3,173	3,172	(144)	426
Other	396	479	(368)	(165)
Inter-segment eliminations		(272)
Philips Group	17,313	17,313	(1,462)	2,277

2019
Diagnosis & Treatment	8,485	8,576	(564)	1,078
Connected Care	4,674	4,705	(326)	620
Personal Health	3,516	3,511	(140)	672
Other	472	556	(313)	(100)
Inter-segment eliminations		(201)
Philips Group	17,147	17,147	(1,343)	2,270

1)Includes impairments; for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill2)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.3)For reconciliation Adjusted EBITA, refer to the following table.4)In 2019 Philips’ Emerging Businesses were moved out of segment Other into segment Diagnosis & Treatment to enable these businesses with better access to downstream capabilities. While these businesses remain in (semi-)incubator phase, in 2021 they received a corporate funding out of segment Other of EUR 16 million (2020: EUR 38 million, 2019: EUR 54 million) to support them during their emerging idea-to-market business phase.

As required by IFRS 8 Operating Segments, Philips operating segments are Diagnosis & Treatment businesses, Connected Care businesses and Personal Health businesses, each being responsible for the management of its business worldwide. As of the first quarter of 2021 the Domestic Appliances business is presented as discontinued operation and therefore no longer part of the Operating Segment Personal Health. The comparative results have been restated to reflect the treatment of the Domestic Appliances business as a discontinued operation.

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

Adjusted EBITA*) is not a recognized measure of financial performance under IFRS. Presented in the following table is a reconciliation of Adjusted EBITA*) to the most directly comparable IFRS measure, Net income, for the years indicated. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Philips Group

Reconciliation from net income to Adjusted EBITA1)

In millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2021
Net Income	3,323
Discontinued operations, net of income taxes	(2,711)
Income tax expense	(103)
Investments in associates, net of income taxes	4
Financial expenses	188
Financial income	(149)
Income from operations	553	941	(732)	585	(242)
Amortization and impairment of intangible assets	322	153	148	15	6
Impairment of goodwill	15	2	13
EBITA1)	890	1,097	(571)	600	(236)
Restructuring and acquisition-related charges	95	7	93	(1)	(5)
Other items	1,069	(32)	965	-	136
Adjusted EBITA1)	2,054	1,071	488	599	(105)

2020
Net Income	1,195
Discontinued operations, net of income taxes	(196)
Income tax expense	212
Investments in associates, net of income taxes	9
Financial expenses	202
Financial income	(158)
Income from operations	1,264	497	711	356	(300)
Amortization and impairment of intangible assets	377	209	134	16	18
Impairment of goodwill	144	-	144
EBITA1)	1,784	706	989	371	(282)
Restructuring and acquisition-related charges	195	29	97	31	37
Other items	299	83	112	24	81
Adjusted EBITA1)	2,277	818	1,198	426	(165)

2019
Net Income	1,173
Discontinued operations, net of income taxes	(183)
Income tax expense	258
Investments in associates, net of income taxes	(1)
Financial expenses	233
Financial income	(114)
Income from operations	1,366	660	269	589	(152)
Amortization and impairment of intangible assets	344	177	141	18	8
Impairment of goodwill	97	19	78
EBITA1)	1,807	856	488	607	(144)
Restructuring and acquisition-related charges	310	149	64	42	54
Other items	153	73	67	23	(11)
Adjusted EBITA1)	2,270	1,078	620	672	(100)
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

Philips Group

Main countries

in millions of EUR

	sales1)	tangible and intangible assets2)
2021
Netherlands	570	1,934
United States	6,420	12,615
China	2,335	283
Japan	1,073	480
Germany	839	305
United Kingdom	481	567
France	397	49
Other countries	5,040	753
Total main countries	17,156	16,986

2020
Netherlands	404	1,926
United States	6,580	9,080
China	2,319	313
Japan	1,113	511
Germany	980	302
United Kingdom	509	545
Italy	383	111
Other countries	5,024	906
Total main countries	17,313	13,694

2019
Netherlands	391	2,148
United States	6,626	9,864
China	2,427	340
Japan	1,185	550
Germany	805	308
United Kingdom	436	611
France	380	46
Other countries	4,898	1,119
Total main countries	17,147	14,986
1)The sales are reported based on country of destination.2)Consists of Property plant and equipment, Intangible assets excluding goodwill and Goodwill
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

4Discontinued operations and assets classified as held for sale

In 2021,  2020 and 2019 Discontinued operations consist primarily of the Domestic Appliances business. The following table summarizes the results of discontinued operations, net of income taxes, reported in the consolidated statements of income.

Philips Group

Discontinued operations, net of income taxes

in millions of EUR

	2019	2020	2021
Domestic Appliances	202	206	2,698
Other	(19)	(10)	13
Discontinued operations, net of income taxes	183	196	2,711
Discontinued operations: Domestic Appliances

On March 25, 2021, Philips signed an agreement to sell its Domestic Appliances business to global investment firm Hillhouse Investment. Since the first quarter of 2021, the Domestic Appliances business is presented as a discontinued operation, and comparative results have been restated to reflect the treatment of the Domestic Appliances business as a discontinued operation, because the sale of the Domestic Appliances business constitutes the discontinuance of a major line of business from the Personal Health segment.

The following table summarizes the results of Domestic Appliances included in the Consolidated statements of income as a discontinued operation.

Philips Group

Results of Domestic Appliances in millions of EUR

	January to December
	2019	2020	2021
Sales	2,335	2,222	1,516
Costs and expenses	(2,054)	(1,944)	(1,322)
Income from operations	280	279	194
Result on the sale of discontinued operations			3,241
Income before tax	280	279	3,435
Income tax expense1)	(79)	(72)	6
Income tax related the sale of discontinued operations			(743)
Results from discontinued operations	202	206	2,698
1)The income tax expense from discontinued operations is calculated based on the separate return method, as if Domestic Appliances was filing its own separate tax returns.

Costs of EUR 64 million incurred in relation to the separation of the Domestic Appliances business in 2021 have been accounted for in continuing operations, because these costs reflect expenses incurred by Royal Philips in the divestment process and are not considered representative of the core business results of the Domestic Appliances business.

On September 1, 2021, the Company completed the sale of the Domestic Appliances business and recognized a transaction gain before tax of EUR 3,241 million. Philips received consideration of EUR 4,041 million, which is based on an enterprise value of EUR 3,850 million, increased by an amount of EUR 191 million for closing adjustments related to working capital and net indebtedness. The transaction gain before tax is the net effect of (i) the EUR 4,041 million consideration (ii) less the derecognition of net assets employed of EUR 715 million (iii) less transaction related costs of EUR 16 million, (iv) less the release of cumulative translation losses of EUR 69 million included in Other comprehensive income. The income tax charges related to the divestment process was EUR 743 million, resulting in an after-tax transaction gain of EUR 2,499 million. The income tax charge represents the consolidated tax expense resulting from asset transactions completed as part of the disentanglement of the business in anticipation of its sale, a significant portion of which relates to taxes payable in the Netherlands. In addition, Philips and the buyer entered into a 15-year brand license agreement with future annual payments that represents an estimated net present value of approximately EUR 0.7 billion, which will be received and recognized over time.

Discontinued operations: Other

Certain costs related to other divestments, which were previously reported as discontinued operations, resulted in a net gain of EUR 13 million in 2021 (2020: a net loss of EUR 10 million, 2019: a net loss of EUR 19 million)

Discontinued operations cash flows

The following table presents the net cash provided by (used for) discontinued operations reported in the Consolidated statements of cash flows.

Net cash provided by (used for) Discontinued operations in millions of EUR

	2019	2020	2021
Net cash provided by (used for) operating activities	111	129	85
Net cash provided by (used for) investing activities	(14)		3,319
Net cash provided by (used for) discontinued operations	98	129	3,403

In 2021, net cash provided by discontinued operations was EUR 3,403 million and consisted primarily of the net cash inflow of EUR 3,319 million from the sale of the Domestic Appliances business on September 1, 2021.

In 2020, net cash provided by discontinued operations was EUR 129 million and consisted primarily of cash flows provided by operating activities of the Domestic Appliances business, partly offset by advance income tax payments amounting to EUR 78 million

In 2019, net cash provided by discontinued operations was EUR 98 million and consisted primarily of cash flows provided by operating activities of the Domestic Appliances business, partly offset by a payment related to a divestment formerly reported as discontinued operations.

Assets classified as held for sale

As of December 31, 2021 assets held for sale consists of property, plant and equipment mainly related to the APAC Center Singapore building.

As of December 31, 2020, assets held for sale mainly consisted of the Personal Emergency Response Services (PERS) and Senior Living business (previously named the Aging and Caregiving (ACG) business) which was divested on June 30, 2021. For further information, refer to Acquisitions and divestments.

5Acquisitions and divestments

2021

Acquisitions

In 2021 Philips completed two acquisitions, BioTelemetry, Inc. and Capsule Technologies, Inc., that involved an aggregate net cash outflow of EUR 2,824 million. Upon acquisition, the company recognized aggregated Goodwill of EUR 2,102 million, Other intangible assets of EUR 840 million and related Deferred tax liabilities of EUR 206 million.

The preliminary condensed opening balance sheets of BioTelemetry and Capsule Technologies were as follows:

Opening balance sheet

in millions of EUR

	At acquisition date
	BioTelemetry	Capsule Technologies
Assets
Intangible assets excluding goodwill	623	217
Property, plant and equipment	42	11
Other non-current assets	48	-
Deferred tax assets	78	14
Inventories	11	11
Receivables and other current assets	75	97
Cash	205	19
Total Assets	1,083	368

Liabilities
Accounts payable and other payables	(278)	(98)
Deferred tax liabilities	(160)	(46)
Long-term liabilities	(69)	(11)
Acquired provision for contingent considerations	(16)
Total Liabilities	(523)	(155)

Total identifiable net assets at fair value	560	214
Goodwill arising on acquisition	1,776	325
Purchase consideration transferred	2,337	539

The opening balance sheet positions reflect the preliminary determination of the fair value of identifiable assets acquired and liabilities assumed with the acquisitions. The final determination of the fair values will be completed in 2022. As of December 31, 2021, the valuation studies necessary to determine the fair value of the intangible assets and the valuation of goodwill are preliminary.

BioTelemetry

On February 9, 2021, Philips successfully completed a tender offer to acquire all issued and outstanding shares of BioTelemetry, Inc. for USD 72.00 per share. As a result, BioTelemetry shares were delisted from NASDAQ. The total equity purchase price and the settlement of stock option rights, including BioTelemetry’s cash and debt, involved an amount of EUR 2,132 million and EUR 172 million equity awards consideration paid to employees after the acquisition day.

BioTelemetry, headquartered in Malvern, Pennsylvania, is a leading US-based provider of remote cardiac diagnostics and monitoring solutions. BioTelemetry offers a complete range of clinically validated ambulatory cardiac diagnostics and monitoring services: Short term Holter monitoring services, Long-term Holter monitoring services, Event recorder services, and Mobile Cardiac Outpatient Telemetry (MCOT) services. The acquisition of BioTelemetry is a strong fit with Philips’ cardiac care portfolio, and its strategy to transform the delivery of care along the health continuum with integrated solutions. BioTelemetry, forms part of the Connected Care segment.

Goodwill recognized in the amount of EUR 1,776 million mainly represents revenue synergies expected from the combination of Philips’ cardiac care portfolio and its strategy to transform the delivery of care along the health continuum with integrated solutions, and BioTelemetry complete range of clinically validated ambulatory cardiac diagnostics and monitoring services. BioTelemetry Goodwill is not tax-deductible.

The majority of the Intangible assets balance relates to the Customer relationships asset, the fair value of which is determined using the multi-period excess earnings method, which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows associated with that asset over its remaining useful life. The fair value of the Customer relationships asset is based on an estimate of positive future cash flows associated with incremental profits related to excess earnings, discounted at a rate of 10.0%. The amortization period of the Customer relationships asset is 14 years. Receivables and other current assets reflect the best estimate at the acquisition date of the contractual cash flows expected to be received.

Since the acquisition date through December 31, 2021, the contribution to sales to third parties and net income of BioTelemetry was EUR 387 million and EUR 32 million loss, respectively. The sales and net income would not differ materially from these amounts if the acquisition date had been on January 1, 2021.

In 2021, acquisition-related costs of EUR 40 million were mainly recognized in General and administrative expenses.

Capsule Technologies

On March 4, 2021, Philips acquired all shares of Capsule Technologies, Inc. for an amount of EUR 520 million in cash. Capsule Technologies, headquartered in Andover, Massachusetts, is a leading provider of medical device integration and data technologies for hospitals and healthcare organizations. Capsule Technologies offers a leading vendor-neutral Medical Device Information Platform with a software-as-a-service business model. The acquisition of Capsule Technologies is a strong fit with Philips’ strategy to transform the delivery of care along the health continuum with integrated solutions. Capsule Technologies, forms part of the Connected Care segment.

Goodwill recognized in the amount of EUR 325 million mainly represents revenue synergies expected from the combination of Philips’ industry-leading portfolio of real-time patient monitoring, therapeutic devices, telehealth, informatics and interoperability solutions and Capsule’s leading Medical Device Information Platform, connected through Philips’ secure vendor-neutral cloud-based HealthSuite digital platform. Capsule Technologies Goodwill is not tax-deductible.

The majority of the Intangible assets balance relates to the Customer relationships asset, the fair value of which is determined using the multi-period excess earnings method, which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows associated with that asset over its remaining useful life. The fair value of the Customer relationships asset is based on an estimate of positive future cash flows associated with incremental profits related to excess earnings, discounted at a rate of 12.0%. The amortization period of the Customer relationships asset is 17 years.

Receivables and other current assets reflect the best estimate at the acquisition date of the contractual cash flows expected to be received.

Since the acquisition date through December 31, 2021, the contribution to sales to third parties and net income of Capsule was  EUR 75 million and EUR 10 million loss, respectively. The sales and net income would not differ materially from these amounts if the acquisition date had been on January 1, 2021.

In 2021, acquisition-related costs of EUR 11 million were mainly recognized in General and administrative expenses.

Divestments

During 2021 Philips completed three divestments. On September 1, 2021, Philips sold its Domestic Appliances business to global investment firm Hillhouse Investment. For further details on this transaction, refer to note Discontinued operations and assets classified as held for sale.

In addition, the company completed the divestment of the PERS business on June 30, 2021 and completed the divestment of a small business of segment Other on September 17, 2021. As part of PERS divestment, Philips acquired shares in the buyer Connect America Investment Holdings, LLC with a value of EUR 40 million. The investment is classified as a financial asset measured at Fair Value through Other Comprehensive Income (FVTOCI) and is reported as part of Other non-current financial assets. The divestment resulted in a loss of EUR 75 million, which is included in Other Business Expenses in our Statement of Income.

2020

Acquisitions

Philips completed three acquisitions in 2020. The acquisitions involved an aggregated net cash outflow of EUR 259 million and a contingent consideration of EUR 70 million at fair value. Including final purchase price adjustment processed in the course of 2021, the aggregated impact on Goodwill of EUR 168 million, Other intangible assets of EUR 184 million and Deferred tax liabilities generated from the Intangible assets of EUR 45 million.

Intact Vascular, Inc. (Intact Vascular) was the most notable acquisition and is discussed below. The remaining two acquisitions involved an aggregated net cash outflow of  EUR 29 million. Including final purchase price adjustments, the two acquisitions resulted in an increase in Goodwill of EUR 20 million. Other intangible assets and the related Deferred tax liabilities increased by EUR 15 million and EUR 2 million respectively.

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

The condensed opening balance sheet of Intact Vascular was as follows:

Intact Vascular

Opening Balance sheet

in millions of EUR

at acquisition date
Assets
Intangible assets excluding goodwill	169
Deferred tax assets	24
Inventories	2
Receivables and other current assets	1
Cash	10
Total Assets	207

Liabilities
Accounts payable and other payables	(2)
Deferred tax liabilities	(42)
Total Liabilities	(44)

Total identifiable net assets at fair value	163
Goodwill arising on acquisition	148
Total purchase on acquisition	311
Of which:
Purchase consideration transferred	(241)
Provision for contingent consideration	(70)

Goodwill recognized in the amount of  EUR 148 million mainly represents revenue synergies expected from the combination of Philips’ interventional imaging platform and diagnostic and therapeutic devices with Intact Vascular’s unique, specialized implantable device to optimize the treatment of patients with Peripheral Artery Disease (PAD). Intact Vascular Goodwill is not tax deductible.

The provision for contingent consideration represents a Long-term provision of EUR 70 million, due in 2022 and 2023. The contingent consideration is based on a specified percentage of forecast revenue share, for which the maximum amount is unlimited. The estimated fair value of the contingent consideration is re-measured at each reporting period. Therefore, any changes in the fair value impacts reported earnings in each reporting period, thereby resulting in variability in earnings. For more details about the fair value measurements, refer to Fair value of financial assets and liabilities

The majority of the Intangible assets balance relates to Technology, the fair value of which is determined using the multi-period excess earnings method, which is a valuation technique that estimates the fair value of an asset based on market participants' expectations of the cash flows associated with that asset over its remaining useful life. The fair value of Technology is based on an estimate of positive future cash flows associated with incremental profits related to excess earnings, discounted at a rate of 15.0%. The amortization period of Technology is 14 years.

Intact Vascular is an early stage revenue acquisition. As of the acquisition date, Intact Vascular contribution to sales and net income was not material. The same applies to the combined entity for the reporting period as though the acquisition date had been as of the beginning of the reporting period.

Divestments

Philips did not complete any divestments in 2020.

6Interests in entities

The nature of the company’s interests in its consolidated entities and associates, and the effects of those interests on the company’s financial position and financial performance are discussed below.

Group companies

Below is a list of material subsidiaries as of December 31, 2021 representing greater than 5% of either the consolidated group Sales, Income from operations or Income from continuing operations (before any intra-group eliminations) of Group legal entities. All of the entities are fully consolidated in the group financial statements.

Philips Group

Interests in group companies

in alphabetical order by country

2021

Legal entity name	Principal country of business
Philips (China) Investment Company, Ltd.	China
Philips GmbH	Germany
Philips Medizin Systeme Böblingen GmbH	Germany
Philips Medical Systems Technologies Ltd.	Israel
Philips India Limited	India
Philips Japan, Ltd.	Japan
Philips Consumer Lifestyle B.V.	Netherlands
Philips Medical Systems Nederland B.V.	Netherlands
ATL International LLC	United States
AllParts Medical LLC	United States
Discus Holdings LLC	United States
Philips Healthcare Informatics Inc.	United States
Philips North America LLC	United States
Philips Oral Healthcare LLC	United States
Philips USA Export Corporation	United States
Spectranetics LLC	United States

Information related to non-controlling interests

As of December 31, 2021, four consolidated subsidiaries are not wholly owned by Philips (December 31, 2020: six). In 2021, Sales to third parties and Net income for these subsidiaries in aggregate are EUR 522 million (December 31, 2020: EUR 468 million) and EUR 39 million (December 31, 2020: EUR 6 million) respectively.

Investments in associates

Philips has investments in a number of associates. During 2021, Philips purchased six investments in associates for a total amount of EUR 232 million. The most notable investment was a EUR 125 million investment in Candid Care Co. None of the investments are regarded as individually material from the point of view of the consolidated financial statements.

Due to loss of significant influence in American Well Co. during 2021, Philips reclassified the investment to Other non-current financial asset at FVTOCI (Level 1). On reclassification, Philips recorded a gain of EUR 33 million in Other operating income. For more information about Other-non current financial assets at FVTOCI, refer to Other financial assets and Fair value of financial assets and liabilities.

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

As of December 31, 2021, Philips’ shareholding in Philips Medical Capital, LLC had a carrying value of EUR 27 million (December 31, 2020: EUR 26 million).

The company does not have any material exposures to losses from interests in unconsolidated structured entities other than the invested amounts.

7Income from operations

For information related to Sales on a segment and geographical basis, refer to Information by segment and main country.

Philips Group

Sales and costs by nature

in millions of EUR

	2019	2020	2021
Sales	17,147	17,313	17,156
Costs of materials used	(4,197)	(4,221)	(4,142)
Employee benefit expenses	(6,097)	(6,289)	(6,246)
Depreciation and amortization1)	(1,343)	(1,462)	(1,323)
Shipping and handling	(509)	(554)	(645)
Advertising and promotion	(741)	(696)	(752)
Lease expense2)	(50)	(34)	(19)
Other operational costs3)4)	(2,811)	(2,741)	(3,524)
Other business income (expenses)	(33)	(51)	48
Income from operations	1,366	1,264	553
1)Includes impairments; for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill2)Lease expense relates to short-term and low value leases.3)Other operational costs contain items which are dissimilar in nature and individually insignificant in amount to disclose separately. These costs contain among others expenses for outsourcing services, mainly in IT and HR, 3rd party workers, consultants, warranty, patents, costs for travelling, external legal services and EUR 104 million government grants recognized in 2021 (2020: EUR 98 million 2019: EUR 87 million). The grants mainly relate to research and development activities and business development.4)The significant increase in other operational costs 2021 versus 2020 is mainly due to the field action provision. For more details on the field action provision, please refer to Provisions.

Sales composition and disaggregation

Philips Group

Sales composition

in millions of EUR

	2019	2020	2021
Goods	12,476	12,491	11,981
Services	3,811	4,058	4,374
Royalties	381	301	383
Total sales from contracts with customers	16,668	16,851	16,738
Other sources1)	479	462	418
Sales	17,147	17,313	17,156
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 293 million (2020: EUR 325 million 2019: EUR 307 million)

At December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations from a sale of goods and services was EUR 14,305 million. The company expects to recognize approximately 50% of the remaining performance obligations within 1 year. Revenue expected to be recognized beyond 1 year is mostly related to longer term customer service and software contracts.

Philips Group

Disaggregation of Sales per segment

in millions of EUR

	2021
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources1)	Total sales2)
Diagnosis & Treatment	5,407	3,177	8,583	52	8,635
Connected Care	3,135	1,090	4,227	366	4,593
Personal Health	3,403	6	3,410		3,410
Other	195	323	518	-	519
Philips Group	12,142	4,596	16,738	418	17,156
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 293 million 2)Represents revenue from external customers as required by IFRS 8 Operating Segments.

Philips Group

Disaggregation of Sales per segment

in millions of EUR

	2020
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources1)	Total sales2)
Diagnosis & Treatment	5,132	2,998	8,129	46	8,175
Connected Care	4,208	943	5,152	417	5,568
Personal Health	3,170	4	3,173		3,173
Other	69	327	396	-	396
Philips Group	12,580	4,272	16,851	462	17,313
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 325 million2)Represents revenue from external customers as required by IFRS 8 Operating Segments.

Philips Group

Disaggregation of Sales per segment

in millions of EUR

	2019
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources1)	Total sales2)
Diagnosis & Treatment	5,428	2,989	8,417	68	8,485
Connected Care	3,545	718	4,263	411	4,674
Personal Health	3,513	3	3,516		3,516
Other	168	303	472	-	472
Philips Group	12,655	4,013	16,668	479	17,147
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 307 million2)Represents revenue from external customers as required by IFRS 8 Operating Segments.

Philips Group

Disaggregation of Sales per geographical cluster

in millions of EUR

	2021
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources1)	Total sales2)
Western Europe	2,537	1,087	3,624	21	3,645
North America	4,427	2,268	6,695	86	6,781
Other mature geographies	1,000	386	1,386	309	1,694
Total mature geographies	7,964	3,741	11,705	415	12,120
Growth geographies	4,178	856	5,033	3	5,036
Sales	12,142	4,596	16,738	418	17,156
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 293 million 2)Represents revenue from external customers as required by IFRS 8 Operating Segments.

Philips Group

Disaggregation of Sales per geographical cluster

in millions of EUR

	2020
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources1)	Total sales2)
Western Europe	2,747	936	3,682	19	3,702
North America	4,654	2,135	6,789	95	6,884
Other mature geographies	1,035	373	1,408	342	1,750
Total mature geographies	8,435	3,444	11,879	457	12,336
Growth geographies	4,145	828	4,972	5	4,977
Sales	12,580	4,272	16,851	462	17,313
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 325 million2)Represents revenue from external customers as required by IFRS 8 Operating Segments.

Philips Group

Disaggregation of Sales per geographical cluster

in millions of EUR

	2019
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources1)	Total sales2)
Western Europe	2,359	931	3,290	38	3,328
North America	4,901	1,889	6,789	114	6,904
Other mature geographies	1,125	357	1,482	322	1,804
Total mature geographies	8,385	3,176	11,561	474	12,036
Growth geographies	4,270	837	5,107	5	5,112
Sales	12,655	4,013	16,668	479	17,147
1)Other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 307 million2)Represents revenue from external customers as required by IFRS 8 Operating Segments.

Costs of materials used

Cost of materials used represents the inventory recognized in cost of sales.

Employee benefit expenses

Philips Group

Employee benefit expenses

in millions of EUR

	2019	2020	2021
Salaries and wages1)	5,080	5,204	5,129
Post-employment benefits costs	370	418	396
Other social security and similar charges:
Required by law	537	556	529
Voluntary	111	111	192
Employee benefit expenses	6,097	6,289	6,246
1)Salaries and wages includes EUR 115 million (2020: EUR 119 million, 2019: EUR 103 million) of share-based compensation expenses.

The employee benefit expenses relate to employees who are working on the payroll of Philips, both with permanent and temporary contracts.

For further information on post-employment benefit costs, refer to Post-employment benefits.

For details on the remuneration of the members of the Board of Management and the Supervisory Board, refer to Information on remuneration.

Employees

The average number of employees by category is summarized as follows:

Philips Group

Employees

in FTEs

	2019	2020	2021
Production	31,222	35,482	38,618
Research & development	11,669	10,812	10,751
Other	22,924	22,474	22,543
Employees	65,815	68,769	71,912
3rd party workers	5,614	4,998	4,533
Philips Group	71,429	73,767	76,445

Employees consist of those persons working on the payroll of Philips and whose costs are reflected in the Employee benefit expenses table. 3rd party workers consist of personnel hired on a per-period basis, via external companies.

Philips Group

Employees per geographical location

in FTEs

	2019	2020	2021
Netherlands	11,252	11,146	11,142
Other countries	60,177	62,621	65,303
Philips Group	71,429	73,767	76,445

Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets, including impairments, are as follows:

Philips Group

Depreciation and amortization1)

in millions of EUR

	2019	2020	2021
Depreciation of property, plant and equipment	611	691	630
Amortization of software	66	76	88
Amortization of other intangible assets	344	377	322
Amortization of development costs	323	319	284
Depreciation and amortization	1,343	1,462	1,323
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

Audit fees

The following table shows the fees attributable to the fiscal years 2019, 2020 and 2021 for services rendered by the respective Group auditors.

Philips Group

Agreed fees

in millions of EUR

	2019			2020			2021
	EY NL1)	EY Network	Total	EY NL1)	EY Network	Total	EY NL1)	EY Network	Total
Audit fees	8.4	6.2	14.6	9.0	5.6	14.6	9.7	5.3	15.0
consolidated financial statements	8.4	3.4	11.8	9.0	2.9	11.9	9.7	2.7	12.4
statutory financial statements		2.8	2.8		2.7	2.7		2.6	2.6

Audit-related fees2)	0.5	0.3	0.8	2.2	0.5	2.7	0.6	0.2	0.8
divestment				1.5	0.2	1.7
sustainability assurance	0.4		0.4	0.5		0.5	0.5		0.5
other	0.1	0.3	0.4	0.2	0.3	0.5	0.1	0.2	0.3
Tax fees
All other fees
Fees	8.9	6.5	15.4	11.2	6.1	17.3	10.3	5.5	15.8
1)Ernst & Young Accountants LLP2)Also known as Assurance fees

Other business income (expenses)

Other business income (expenses) consists of the following:

Philips Group

Other business income (expenses)

in millions of EUR

	2019	2020	2021
Result on disposal of businesses:
income	69	-	-
expense	(1)	-	(75)
Result on disposal of fixed assets:
income	4	2	24
expense	-	-	(5)
Result on other remaining businesses:
income	81	120	161
expense	(88)	(30)	(43)
Impairment of goodwill	(97)	(144)	(15)
Other business income (expense)	(33)	(51)	48
Total other business income	154	122	186
Total other business expense	(186)	(173)	(138)

The result on disposal of businesses was mainly due to divestment of non-strategic businesses. For more information refer to Acquisitions and divestments.

The result on disposal of fixed assets was mainly due to the sale of real estate assets.

The result on other remaining businesses mainly relates to revaluation of contingent consideration, non-core revenue and various legal matters.

In 2021 revisions to EPD's forecast resulted in a EUR 67 million decrease in the fair value of the respective contingent consideration liability, comprised of EUR 41 million due to more severe short-term impacts of COVID-19 and the competitive environment and EUR 26 million due to delays in achievement of certain milestones, and is reflected in Other business income. In 2020 revisions to EPD's forecast due to delays in commercialization caused by the need to do more work on the maturity of the technology resulted in a EUR 101 million decrease in the fair value of the respective contingent consideration liability and is reflected in Other business income. For information on contingent consideration, refer to Provisions.

In 2021 a gain of EUR 33 million related to a minority participation was recognized in Other business income. For information refer to Interests in entities.

For information on impairment of goodwill, refer to Goodwill.

8Financial income and expenses

Philips Group

Financial income and expenses

in millions of EUR

	2019	2020	2021
Interest income	25	13	18
Interest income from loans and receivables	10	8	7
Interest income from cash and cash equivalents	15	5	11
Dividend income from financial assets	52	3	2
Net gains from disposal of financial assets	2	2	-
Net change in fair value of financial assets at fair value through profit or loss	17	129	95
Other financial income	17	12	33
Financial income	114	158	149
Interest expense	(196)	(173)	(159)
Interest on debt and borrowings	(167)	(154)	(147)
Finance charges under lease contract	(6)	(6)	(5)
Interest expenses - pensions	(22)	(13)	(8)
Provision-related accretion and interest	(23)	(22)	(14)
Net foreign exchange losses	(2)	4	-
Other financial expenses	(12)	(11)	(15)
Financial expense	(233)	(202)	(188)
Financial income and expenses	(119)	(44)	(39)

In 2021, Financial income and expenses decreased by EUR 5 million year-on-year, mainly due to higher other financial income and decreased interest expenses, offset by lower fair value gain. Fair value gains of EUR 95 million are from investments in limited life funds (mainly Gilde Healthcare) and other investments recognized at fair value through profit or loss. Net interest expense in 2021 was EUR 19 million lower than in 2020, mainly due to lower interest expenses on borrowings and provisions, and interest expenses on pensions. The increase in other financial income is mainly due to higher interest income on tax.

In 2020, Financial income and expenses decreased by EUR 75 million year-on-year, mainly due to fair value gains of  EUR 133 million from investments in limited life funds (mainly Gilde Healthcare) and other investments recognized at fair value through profit or loss. The fair value gain from investments in limited life funds is caused by IPO’s by certain of the investments held by the limited life funds. Net interest expense in 2020 was EUR 11 million lower than in 2019, mainly due to lower interest expenses on borrowings and interest expenses on pensions. Dividend income from financial assets decreased by EUR 49 million versus 2019.

9Income taxes

The income tax benefit of continuing operations amounted to EUR 103 million (2020: EUR 212 million tax expense, 2019: EUR 258 million tax expense).

The components of income before taxes and income tax expense are as follows:

Philips Group

Income tax expense

in millions of EUR

	2019	2020	2021
Income before taxes of continuing operations1)	1,247	1,220	513
Current tax (expense) benefit	(251)	(380)	(298)
Deferred tax (expense) benefit	(8)	167	401
Income tax expense of continuing operations	(258)	(212)	103
1)Income before tax excludes the result of investments in associates.

Income tax expense of continuing operations excludes the tax expense of the discontinued operations of EUR 737 million (2020: EUR 81 million, 2019: EUR 70 million).

The components of income tax expense of continuing operations are as follows:

Philips Group

Current income tax expense

in millions of EUR

	2019	2020	2021
Current year tax (expense) benefit	(248)	(390)	(291)
Prior year tax (expense) benefit	(3)	10	(7)
Current tax (expense)	(251)	(380)	(298)

Philips Group

Deferred income tax expense

In millions of EUR

	2019	2020	2021
Changes to recognition of tax loss and credit carry forwards	56	6	129
Changes to recognition of temporary differences	(32)	19	(1)
Prior year tax (expense) benefit	(9)	(8)	20
Tax rate changes	4	12	10
Origination and reversal of temporary differences, tax losses and tax credits	(27)	138	245
Deferred tax (expense) benefit	(8)	167	401

Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rate varies per country, which results in a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25.0% (2020: 25.0% 2019: 25.0%).

A reconciliation of the weighted average statutory income tax rate to the effective income tax rate of continuing operations is as follows:

Philips Group

Effective income tax rate

in %

	2019	2020	2021
Weighted average statutory income tax rate in %	25.3	25.2	22.7
Recognition of previously unrecognized tax loss and credit carryforwards	(4.9)	(0.5)	(26.9)
Unrecognized tax loss and credit carryforwards	0.1	0.0	1.9
Changes to recognition of temporary differences	2.6	(1.6)	0.3
Non-taxable income and tax incentives	(11.2)	(12.9)	(40.6)
Non-deductible expenses	6.1	7.0	19.3
Withholding and other taxes	4.1	0.6	7.2
Tax rate changes	(0.2)	(1.0)	(1.9)
Prior year tax	0.7	(0.2)	(2.4)
Tax expense (benefit) due to change in uncertain tax treatments	(2.0)	1.2	4.4
Others, net	0.2	(0.2)	(4.0)
Effective income tax rate	20.8	17.6	(20.0)

The effective income tax rate is lower than the weighted average statutory income tax rate in 2021 mainly due to benefits from the recognition of deferred tax assets on loss carryforwards and recurring favorable tax incentives related to R&D investments and export activities, partially offset with various non-deductible items. The effective income tax rate for 2021 is further impacted by the lower income before tax in 2021, as compared to 2020 and 2019, whereas Withholding and other taxes had a lower impact on the 2020 effective income tax rate, due to a one-off benefit from a decrease in tax rate. The recognition of deferred tax assets on loss carryforwards is the result from an intra-group business transfer and is presented under Recognition of previously unrecognized tax loss and credit carryforwards.

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

Net deferred tax assets relate to the following underlying assets and liabilities and tax loss carryforwards (including tax credit carryforwards) and their movements during the years 2021 and 2020 respectively are presented in the following tables.

The net deferred tax assets of EUR 2,134 million (2020: EUR 1,761 million) consist of deferred tax assets of EUR 2,216 million (2020:EUR 1,820 million) and deferred tax liabilities of EUR 83 million (2020: EUR 59 million). Of the total deferred tax assets of EUR 2,216 million at December 31, 2021 (2020: EUR 1,820 million), EUR 12 million (2020: EUR 35 million) is recognized in respect of entities in various countries where there have been tax losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize these deferred tax assets.

At December 31, 2021 the temporary differences associated with investments, including potential income tax consequences on dividends, for which no deferred tax liabilities are recognized, aggregate to EUR 298 million (2020: EUR 275 million). The increase in the deferred tax assets on intangible assets mainly comprises the recognition of deferred tax assets on temporary differences resulting from an intra-group business transfer.

Philips Group

Deferred tax assets and liabilities

in millions of EUR

	Balance as of January 1, 2021	recognized in income statement	other1)	Balance as of December 31, 2021	Assets	Liabilities
Intangible assets	240	535	(188)	587	716	(130)
Property, plant and equipment	32	13	(16)	29	55	(26)
Inventories	313	31	28	372	381	(9)
Other assets	97	(30)	1	68	112	(43)
Pensions and other employee benefits	245	(45)	(21)	180	182	(2)
Other liabilities	384	91	25	499	584	(84)
Deferred tax assets on tax loss carryforwards	449	(194)	143	398	398
Set-off deferred tax positions					(211)	211
Net deferred tax assets	1,761	401	(28)	2,134	2,216	(83)
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

The company has available tax loss and credit carryforwards, which expire as follows:

Philips Group

Expiry years of net operating loss and credit carryforwards

in millions of EUR

	Total Balance as of December 31, 2020	Unrecognized balance as of December 31, 2020	Total Balance as of December 31, 2021	Unrecognized balance as of December 31, 2021
Within 1 year	5	1	1,593	1,592
1 to 2 years	1,546	1,541	6	-
2 to 3 years	13	3	9	-
3 to 4 years	235	-	7	-
4 to 5 years	23	-	18	-
Later	1,026	24	751	21
Unlimited	1,428	951	1,567	934
Total	4,276	2,520	3,951	2,547

At December 31, 2021, the amount of deductible temporary differences for which no deferred tax asset has been recognized in the balance sheet was EUR 33 million (2020: EUR 33 million).

Tax risks

Philips is exposed to tax risks and uncertainty over tax treatments. For particular tax treatments that are not expected to be accepted by tax authorities, Philips either recognizes a liability or reflects the uncertainty in the recognition and measurement of its current and deferred tax assets and tax attributes. For the measurement of the uncertainty, Philips uses the most likely amount or the expected value of the tax treatment. The expected liabilities resulting from the uncertain tax treatments are included in non-current tax liabilities (2021: EUR 544 million, 2020: EUR 291 million, increase due to lower tax losses or similar tax carryforwards that can be used if uncertain tax treatments were settled for the presumed amount at balance sheet date). The positions include, among others, the following:

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

	2019	2020	2021
Income from continuing operations	990	999	612
Income (loss) attributable to non-controlling interest, from continuing operations	5	8	4
Income from continuing operations attributable to shareholders	985	991	608
Income from Discontinued operations	183	196	2,711
Income from Discontinued operations attributable to shareholders	183	196	2,711
Net income attributable to shareholders	1,167	1,187	3,319

Weighted average number of common shares outstanding (after deduction of treasury shares) during the year	921,062,109	907,721,150	904,271,675
Plus incremental shares from assumed conversions of:
Options	1,288,001	757,622	387,125
Performance shares	5,896,049	5,561,501	2,548,891
Restricted share rights	2,524,606	2,584,728	2,376,736
Forward contracts			70,329
Dilutive potential common shares	9,708,656	8,903,851	5,383,080
Diluted weighted average number of shares (after deduction of treasury shares) during the year	930,770,765	916,625,001	909,654,754
Basic earnings per common share in EUR
Income from continuing operations attributable to shareholders	1.07	1.09	0.67
Income from Discontinued operations attributable to shareholders	0.20	0.22	3.00
Net income attributable to shareholders	1.27	1.31	3.67
Diluted earnings per common share in EUR2)
Income from continuing operations attributable to shareholders	1.06	1.08	0.67
Income from Discontinued operations attributable to shareholders	0.20	0.21	2.98
Net income attributable to shareholders	1.25	1.29	3.65

Dividend distributed per common share in euros	0.85	0.85	0.85
1)Shareholders in this table refers to shareholders of Koninklijke Philips N.V.2)The dilutive potential common shares are not taken into account in the periods for which there is a loss, as the effect would be antidilutive
11Property, plant and equipment

Philips Group

Property, plant and equipment

in millions of EUR

	land and buildings		machinery and installations		other equipment		prepayments and construction in progress		total
	owned	right-of-use	owned	right-of-use	owned	right-of-use	owned	right-of-use	owned	right-of-use
Balance as of January 1, 2021
Cost	1,076	1,147	1,506	199	1,572	213	261	1	4,415	1,560
Accumulated depreciation	(539)	(310)	(1,028)	(144)	(1,185)	(86)			(2,752)	(540)
Book value	537	837	478	55	387	126	261	1	1,663	1,020
Change in book value:
Capital expenditures	9	150	62	21	77	44	261		409	215
Assets available for use	72	2	110		117	3	(305)		(5)	5
Acquisitions	-	43	9		43				53	43
Depreciation	(53)	(157)	(144)	(32)	(158)	(63)			(355)	(252)
Impairments	(1)	1	(6)	(5)	(11)	-	-		(18)	(4)
Transfer (to) from AHFS	(87)	(7)	(16)		(46)	(1)	(20)		(170)	(8)
Reclassifications	6	-	2		(10)	2	1	(1)	-	1
Translations differences and other	23	44	14	(2)	16	(4)	10	-	65	39
Total changes	(31)	77	33	(18)	29	(20)	(53)	(1)	(22)	38
Balance as of December 31, 2021
Cost	1,097	1,332	1,585	176	1,382	216	208		4,273	1,724
Accumulated depreciation	(591)	(418)	(1,074)	(139)	(967)	(109)			(2,632)	(666)
Book value	506	914	511	37	415	107	208		1,641	1,058

Philips Group

Property, plant and equipment

in millions of EUR

	land and buildings		machinery and installations		other equipment		prepayments and construction in progress		total
	owned	right-of-use	owned	right-of-use	owned	right-of-use	owned	right-of-use	owned	right-of-use
Balance as of January 1, 2020
Cost	876	1,355	1,531	251	1,549	232	323	1	4,279	1,839
Accumulated depreciation	(395)	(326)	(1,055)	(188)	(1,184)	(105)			(2,634)	(618)
Book value	481	1,029	476	63	365	127	323	1	1,645	1,221
Change in book value:
Capital expenditures	28	80	60	53	84	97	399	2	571	231
Assets available for use	117	2	162		160	3	(441)	(2)	(2)	2
Depreciation	(47)	(161)	(167)	(55)	(180)	(73)			(394)	(289)
Impairments	(3)	(5)	(13)	(4)	(16)		-	-	(32)	(10)
Reclassifications		(64)	(7)	(7)	(1)	(21)	(3)		(11)	(91)
Translations differences and other	(39)	(43)	(33)	5	(25)	(6)	(17)	-	(114)	(44)
Total changes	56	(192)	2	(8)	22	(1)	(62)		17	(201)
Balance as of December 31, 2020
Cost	1,076	1,147	1,506	199	1,572	213	261	1	4,415	1,560
Accumulated depreciation	(539)	(310)	(1,028)	(144)	(1,185)	(86)			(2,752)	(540)
Book value	537	837	478	55	387	126	261	1	1,663	1,020

Land with a book value of EUR 39 million (2020: EUR 47 million) is not depreciated.

The expected useful lives of property, plant and equipment are as follows:

Philips Group

Useful lives of property, plant and equipment

in years

Buildings	from 5 to 50 years
Machinery and installations	from 3 to 20 years
Other equipment	from 1 to 10 years

12Goodwill

The changes in 2020 and 2021 were as follows:

Philips Group

Goodwill

in millions EUR

	2020	2021
Balance as of January 1:
Cost	10,182	9,094
Impairments	(1,528)	(1,080)
Book value	8,654	8,014
Changes in book value:
Acquisitions	189	2,095
Impairments	(144)	(15)
Divestments and transfers to assets classified as held for sale	(12)	(189)
Translation differences and other	(673)	732
Balance as of December 31:
Cost	9,094	11,793
Impairments	(1,080)	(1,156)
Book value	8,014	10,637

In 2021, goodwill increased by EUR 2,623 million, primarily as a result of goodwill recognized on new acquisitions of BioTelemetry (EUR 1,776 million) and Capsule Technologies of (EUR 325 million), and translation differences of EUR 732 million. This was partially offset by EUR 15 million of impairment losses primarily related to the PERS CGU and EUR 189 million divested in the period, mostly relating to the Domestic Appliances business. For details on the impact of new acquisitions and the divestment of the Domestic Appliances business, refer to Acquisitions and divestments.

In 2020, goodwill decreased by EUR 640 million, mainly due to translation differences which impacted goodwill denominated in USD and impairments totaling EUR 144 million related to Population Health Management (PHM). The decrease was partially offset by goodwill increases from the acquisition of Intact Vascular for an amount of EUR 155 million and other acquisitions as well as changes in the provisional opening balance sheet position for certain 2019 acquisitions (refer to Acquisitions and divestments).

Goodwill reallocations in 2021 and 2020

In 2021 there was a change to the CGU structure following an internal reorganization (effective Q1 2021). This resulted in a goodwill reallocation across certain CGUs, none of which had a significant impact on headroom or led to goodwill impairments. These reallocations were performed using a relative value approach.

In Q4 2020, the PHM CGU was split, resulting in a separate CGU for the Personal Emergency Response Services (PERS) and Senior Living business (previously named the Aging and Caregiving (ACG) business) in anticipation of its future divestment. The remaining PHM goodwill was allocated to the PERS CGU and remaining PHM CGU based on relative fair value. The goodwill allocated to the remaining PHM CGU was immaterial. An additional CGU change in 2020 resulted in a goodwill reallocation across certain CGUs, none of which had a significant impact on headroom or led to goodwill impairments.

In addition in 2021 and 2020, there were also certain CGU movements and/or combinations within businesses that did not result in a reallocation of goodwill, but resulted in changes to the business structure. This did not have a significant impact on headroom or lead to goodwill impairments.

Impairments

During 2021 a total impairment of EUR 15 million was recognized. The majority of this related to the PERS CGU which was classified as an asset held for sale as of Q4 2020. At June 30, 2021 the PERS CGU was divested. Prior to the divestment a goodwill impairment of EUR 13 million was recorded to reflect a decrease in the recoverable amount of the CGU, this reduced the goodwill balance of the CGU to zero. The fair value less cost of disposal methodology was used to estimate the recoverable amount for the PERS CGU, this was based on Level 3 inputs. Key assumptions and inputs used in the calculation included the signed purchase agreement for the PERS divestment. The impairment of EUR 13 million was recorded in the Connected Care segment and in Other business expenses in the Statement of Income. For further information refer to Acquisitions and divestments .

In the fourth quarter of 2020, the PHM CGU was split, resulting in a separate CGU for the PERS business in anticipation of its future divestment. The impairment test indicated that the pre-split PHM’s carrying balance of EUR 303 million exceeded the recoverable amount of EUR 195 million, resulting in a EUR 108 million goodwill impairment charge. After the PHM impairment, further described below, remaining goodwill in the amount of EUR 63 million was allocated to the PERS CGU and remaining PHM CGU based on their relative fair value. Upon reallocation, standalone impairment tests were completed for PERS and the remaining PHM business. This second impairment test indicated that the PERS carrying balance of EUR 186 million exceeded the recoverable amount of EUR 150 million resulting in a EUR 36 million impairment charge. In total, EUR 144 million of impairment charges were recorded within the Connected Care segment, in the line Other business expenses in the statement of income.

Goodwill impairment testing

For impairment testing, goodwill is allocated to cash generating units (typically one level below segment level, i.e. at the business level), which represent the lowest level at which the goodwill is monitored internally for management purposes.

Goodwill allocated to the cash generating units Ambulatory Monitoring & Diagnostics, Image-Guided Therapy and Sleep & Respiratory Care is considered to be significant in comparison to the total book value of goodwill for the Group at December 31, 2021. The amounts associated as of December 31, 2021 are presented in the following table:

Philips Group

Goodwill allocated to the cash-generating units

in millions of EUR

	2020	2021
Ambulatory Monitoring & Diagnostics1)		1,897
Hospital Patient Monitoring2)	1,246	1,663
Image-Guided Therapy	2,610	2,802
Sleep & Respiratory Care	1,915	2,031
Other (units carrying a non-significant goodwill balance)	2,244	2,245
Book value	8,014	10,637
1)Includes provisional goodwill related to the acquisition of BioTelemetry, see Acquisitions and divestments2)Previously named Monitoring & Analytics. Includes provisional goodwill related to the acquisition of Capsule Technologies, see Acquisitions and divestments

Unless otherwise noted, the basis of the recoverable amount used in the annual impairment tests for the units disclosed further in this note is the value in use. The fair value less cost to dispose methodology was used as a basis for the recoverable amount in the annual impairment test when greater than the value-in-use test. Refer to the ‘key assumptions- general’ section for further detail on the methodology.

Key assumptions - general

Key assumptions used in the value-in-use impairment tests for the units were sales growth rates, EBITA%*) and the rates used for discounting the projected cash flows. These cash flow projections were determined using Royal Philips managements’ internal forecasts that cover an initial forecast period from 2022 to 2024. Projections were extrapolated with stable or declining growth rates for an extrapolation period of 4 years (2025-2028), after which a terminal value was calculated per 2029. In the case of acquisitions made during 2021, the acquisition business case is used as management’s forecast for the initial forecast and extrapolation period. For the terminal value calculation, growth rates were capped at a historical long-term average growth rate. In the 2020 value-in-use tests the initial forecast period was 4 years and the extrapolation period 3 years, this reflected the internal forecasting process at that time.

The sales growth rates and EBITA*) used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. EBITA*) in all units mentioned in this note is expected to increase over the projection period as a result of volume growth and cost efficiencies.

In 2021 the impact of COVID-19 has gradually reduced, however there continues to be uncertainty and volatility related to the impact of the pandemic, including global supply chain challenges. Where relevant, and to the extent possible, the estimated impact of the COVID-19 pandemic, supply chain challenges and resulting uncertainties have been reflected in the forecasts used for the VIU calculations. As was the case in 2020, the company uses scenarios in the business forecasting process and the most reasonable and supportable assumptions which represent management’s best estimate are used as the basis for the value-in-use tests. These scenarios take into account the expected impact of COVID-19, amongst other factors. In 2020 the forecasted sales growth rates were impacted by the COVID-19 consequences and uncertainties. In general these uncertainties have reduced throughout 2021, meaning that the current year assumptions are impacted to a lesser extent.

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

Key assumptions and sensitivity analysis relating to cash-generating units to which a significant amount of goodwill is allocated

In 2021 cash flow projections of Ambulatory Monitoring & Diagnostics, Image-Guided Therapy and Sleep & Respiratory Care are based on the key assumptions included in the following table, which were used in the annual impairment test performed in the fourth quarter.

Philips Group

Key assumptions

2021

	compound sales growth rate1)
	initial forecast period	extrapolation period2)	used to calculate terminal value3)	pre-tax discount rates
Ambulatory Monitoring & Diagnostics	24.5%	11.9%	2.5%	7.3%
Hospital Patient Monitoring4)	5.4%	3.4%	2.5%	7.8%
Image-Guided Therapy	10.2%	5.4%	2.5%	8.9%
Sleep & Respiratory Care	9.2%	5.0%	2.5%	9.2%
1)Compound sales growth rate is the annualized steady nominal growth rate over the forecast period 2)Also referred to later in the text as compound long-term sales growth rate3)The historical long-term growth rate is only applied to the first year after the 4 year extrapolation period, after which no further growth is assumed for the terminal value calculation4)Previously named Monitoring & Analytics.

The assumptions used for the 2020 cash flow projections were as follows:

Philips Group

Key assumptions

2020

	compound sales growth rate1)
	initial forecast period	extrapolation period2)	used to calculate terminal value3)	pre-tax discount rates
Hospital Patient Monitoring4)	(0.3)%	3.3%	2.5%	9.4%
Image-Guided Therapy	8.6%	4.9%	2.5%	9.0%
Sleep & Respiratory Care	(1.2)%	4.4%	2.5%	9.7%
1)Compound sales growth rate is the annualized steady nominal growth rate over the forecast period 2)Also referred to later in the text as compound long-term sales growth rate3)The historical long-term growth rate is only applied to the first year after the 4 year extrapolation period, after which no further growth is assumed for the terminal value calculation4)Previously named Monitoring & Analytics.

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

The results of the annual impairment tests of Sleep & Respiratory Care indicate that the value in use of the CGUs is sensitive to the assumptions set out above. This means that there is a higher risk that deviations in the mentioned key assumptions could cause the recoverable amount to fall below the level of its carrying value. This is due to the uncertainty associated with the initiated voluntary recall notification in the United States and field safety notice outside the United States for certain sleep and respiratory care products, and the associated legal matters. For further details refer to Provisions and Contingent assets and liabilities. Based on the annual impairment test of Sleep & Respiratory Care, it was noted that an increase of 200 basis points in the pre-tax discount rate, a 840 basis points decline in the compound long-term sales growth rate or a 29% decrease in terminal value would, individually, cause its recoverable amount to fall to the level of its carrying value.

The results of the annual impairment test of Ambulatory Monitoring & Diagnostics, Hospital Patient Monitoring and Image-Guided Therapy indicate that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Additional information relating to cash-generating units to which a non-significant amount relative to the total goodwill is allocated

For the cash generating units to which a non-significant amount relative to the total goodwill is allocated, any reasonable change in assumptions would not cause the value in use to fall to the level of the carrying value.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

13Intangible assets excluding goodwill

Philips Group

Intangible assets excluding goodwill

in millions of EUR

	brand names	customer relationships	technology	product development	product development construction in progress	software	other	total
Balance as of January 1, 2021
Cost	556	2,036	2,434	2,519	480	723	135	8,883
Amortization/ impairments	(437)	(1,385)	(1,565)	(1,897)	(83)	(427)	(91)	(5,886)
Book value	120	651	869	622	398	295	44	2,997
Changes in book value:
Additions			9	1	261	117	2	392
Assets available for use				247	(247)	-	-	-
Acquisitions	62	544	235			-	-	841
Amortization	(21)	(126)	(114)	(219)	-	(85)	(3)	(568)
Impairments		(3)	(57)	(51)	(15)	-	-	(126)
Transfers to assets classified as held for sale	(10)	(3)	(11)	(17)	(6)	(34)		(82)
Translation differences and other	12	80	69	17	23	(7)	1	195
Total changes	42	492	131	(22)	17	(8)	1	653
Balance as of December 31, 2021
Cost	644	2,590	2,605	2,701	505	754	146	9,944
Amortization/ impairments	(481)	(1,447)	(1,605)	(2,102)	(91)	(467)	(101)	(6,294)
Book Value	162	1,143	1,000	599	414	287	44	3,650

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

Acquisitions in 2021 involved Intangible assets of EUR 841 million in aggregate (2020: EUR 185 million). For more information, refer to Acquisitions and divestments.

Impairments in 2021 were EUR 126 million (2020: EUR 235 million) and mainly relate to technology (EUR 57 million) and product development (EUR 51 million). The most notable impairment in 2021 is in the Diagnosis & Treatment segment, for technology assets in Image Guided Therapy-Systems (IGT Systems) of EUR 55 million. This impairment charge is based on a trigger-based test on the CGU EPD, a business category and an innovator in image-guided procedures for cardiac arrhythmias (heart rhythm disorders). The impairment charge is a result of more severe short-term impacts of COVID-19 and the competitive environment. The basis of the recoverable amount used in this test is the value in use, and an after-tax discount rate of 6.5% is applied. After the impairment charge the recoverable amount of the related intangible assets is EUR 29 million.

Other notable impairments in 2021 were in the Connected Care segment, for product development in the Sleep & Respiratory Care (S&RC) business of EUR 35 million. The impairment in the S&RC business is due to delays in commercialization as a result of product improvements needed in combination with resource constraints as a result of the Respironics voluntary recall notification.

In 2021 the impact of COVID-19 has gradually reduced, however there continues to be uncertainty and volatility related to the impact of the pandemic, including global supply chain challenges. Where relevant, and to the extent possible, the estimated impact of the COVID-19 pandemic, supply chain challenges and resulting uncertainties have been taken into account when assessing the valuation of intangible assets excluding goodwill. As was the case in 2020, the company uses scenarios in the business forecasting process and the most reasonable and supportable assumptions which represent management’s best estimate are used as the basis for the value-in-use tests. These scenarios take into account the expected impact of COVID-19, amongst other factors.

The amortization of intangible assets is specified in Income from operations.

The expected useful lives of the intangible assets excluding goodwill are as follows:

Philips Group

Expected useful lives of intangible assets excluding goodwill in years

Brand names	2-20
Customer relationships	2-25
Technology	3-20
Other	1-10
Software	1-10
Product development	3-10

The weighted average expected remaining life of brand names, customer relationships, technology and other intangible assets is 9.6 years as of December 31, 2021 (2020: 9.1 years).

The most notable intangible assets as of December 31, 2021 relate to the BioTelemetry customer relationships and technology with a carrying value of EUR 391 million and EUR 162 million and a remaining amortization period of 15 years and 11 years, respectively and Spectranetics customer relationships and technology with a carrying value of EUR 292 million and EUR 210 million and a remaining amortization period of 16 years and 11 years, respectively. The most notable intangible assets as of December 31, 2020 relate to the Spectranetics customer relationships and technology with a carrying value of EUR 287 million and EUR 212 million and a remaining amortization period of 17 years and 12 years, respectively.

14Other financial assets

Other current financial assets

In 2021, Other current financial assets increased from EUR 0 million to EUR 2 million.

In 2020, Other current financial assets decreased from EUR 1 million to EUR 0 million.

Other non-current financial assets

The company’s investments in Other non-current financial assets mainly consist of investments in common shares of companies in various industries and investments in limited life funds. The changes during 2021 and 2020 were as follows:

Philips Group

Other non-current financial assets

in millions of EUR

	Non-current financial assets at FVTP&L	Non-current financial assets at FVTOCI	Non-current financial assets at Amortized cost	Total
Balance as of January 1, 2021	248	146	37	430
Changes:
Acquisitions/additions	54	59	10	123
Sales/redemptions/reductions	(122)	0	(3)	(126)
Value adjustment through OCI	-	(43)	-	(43)
Value adjustment through P&L	95	-	-	95
Translation differences and other	8	19	2	29
Reclassifications	(1)	120	2	122
Balance as of December 31, 2021	283	300	47	630

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

At December 31, 2021, equity investments of EUR 273 million (2020: EUR 119 million) are accounted under the FVTOCI category based on the company's election at initial recognition mainly because such investments are neither held for trading purposes nor primarily for their increase in value and the elected presentation is considered to reflect the nature and purpose of the investment.

In 2021, reclassifications refer to previous investments in associates that were reclassified to Other non-current financial assets at FVTOCI following the loss of significant influence. The main movement in Other non-current financial assets at FVTPL is related to the value adjustments through P&L of EUR 95 million, which is mainly due to fair value gains from investments in limited life funds.

15Other assets

Other non-current assets

Other non-current assets in 2021 were EUR 129 million (2020: EUR 66 million). These mainly related to prepaid expenses.

Other current assets

Other current assets of EUR 493 million (2020: EUR 424 million) included contract assets EUR 290 million (2020: EUR 229 million), EUR 31 million (2020: EUR 26 million) accrued income and EUR 172 million (2020: EUR 169 million) for prepaid expense mainly related to Diagnosis & Treatment businesses and Connected Care businesses.

16Inventories

Inventories are summarized as follows:

Philips Group

Inventories

in millions of EUR

	2020	2021
Raw materials and supplies	992	1,143
Work in process	537	646
Finished goods	1,464	1,660
Inventories	2,993	3,450

The write-down of inventories to net realizable value was EUR 177 million in 2021 (2020: EUR 180 million). The write-down is included in cost of sales.

17Receivables

Non-current receivables

Non-current receivables are associated mainly with customer financing in the Diagnosis & Treatment businesses amounting to EUR 44 million (2020: EUR 29 million), for Signify indemnification amounting to EUR 46 million (2020: EUR 55 million), advance income tax payments amounting to EUR 78 million for which Philips expects to get a refund (2020: EUR 78 million) and insurance receivables in Other in the US amounting to EUR 37 million (2020: EUR 38 million).

Current receivables

Current receivables of EUR 3,787 million (2020: EUR 4,156 million) at December 31, 2021 included trade accounts receivable (net of allowance) of EUR 3,559 million (2020: EUR 3,928 million), accounts receivable other of EUR 188 million (2020: EUR 191 million) and accounts receivable from investments in associates of EUR 40 million (2020: EUR 37 million).

The accounts receivable, net, per segment are as follows:

Philips Group

Accounts receivables-net

in millions of EUR

	2020	2021
Diagnosis & Treatment	1,653	1,759
Connected Care	1,124	980
Personal Health	1,017	575
Other	133	245
Accounts receivable-net	3,928	3,559

The aging analysis of accounts receivable, net, is set out below:

Philips Group

Aging analysis

in millions of EUR

	2020	2021
current	3,413	3,075
overdue 1-30 days	189	160
overdue 31-180 days	224	245
overdue > 180 days	102	79
Accounts receivable-net	3,928	3,559

The above net accounts receivable represent current and overdue but not fully impaired receivables.

The changes in the allowance for doubtful accounts receivable are as follows:

Philips Group

Allowance for accounts receivable

in millions of EUR

	2020	2021
Balance as of January 1	211	195
Additions charged to expense	19	4
Deductions from allowance1)	(17)	(17)
Transfer to assets held for sale	(1)	(8)
Other movements	(16)	16
Balance as of December 31	195	190
1)Write-offs for which an allowance was previously provided.

The allowance for doubtful accounts receivable has been primarily established for receivables that are past due.

Included in the above balances as per December 31, 2021 are allowances for individually impaired receivables of EUR 188 million (2020: EUR 186 million) .

18Equity

Common shares

As of December 31, 2021, authorized common shares consist of 2 billion shares (December 31, 2020: 2 billion; December 31, 2019: 2 billion) and the issued and fully paid share capital consists of 883,898,696 common shares, each share having a par value of EUR 0.20 (December 31, 2020: 911,053,001; December 31, 2019: 896,733,721).

Preference shares

As a means to protect the Company against (an attempt at) an unsolicited takeover or other attempt to exert (de facto) control of the company, the ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. As of December 31, 2021, no such right has been exercised and no preference shares have been issued. Authorized preference shares consist of 2 billion shares as of December 31, 2021 (December 31, 2020: 2 billion; December 31, 2019: 2 billion).

Options, restricted and performance shares

Under its share-based compensation plans, the Company granted stock options on its common shares up to 2013 and other rights to receive common shares in the future (refer to Share-based compensation).

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

When treasury shares are delivered by the Company upon exercise of options (granted to employees up to 2013), the difference between the cost and the cash received is recorded in retained earnings. When treasury shares are delivered by the Company upon vesting of restricted shares or performance shares (granted under the Company’s share-based compensation plans), the difference between the market price of the shares and the cost is recorded in retained earnings, and the market price is recorded in capital in excess of par value.

The following table shows the movements in the outstanding number of shares over the last three years:

Philips Group

Outstanding number of shares

	2019	2020	2021
Balance as of January 1	914,184,087	890,973,790	905,128,293
Dividend distributed	9,079,538	18,080,198	6,345,968
Purchase of treasury shares	(40,390,495)	(8,669,622)	(45,486,392)
Delivery of treasury shares	8,100,660	4,695,170	4,194,577
Issuance of new shares		48,757
Balance as of December 31	890,973,790	905,128,293	870,182,445

The following transactions took place resulting from former and current share-based remuneration plans:

Philips Group

Employee option and share plan transactions

	2019	2020	2021
Shares acquired	5,497,675	5,351,411	3,996,576
Average market price	EUR 34.25	EUR 33.81	EUR 36.15
Amount paid	EUR 188 million	EUR 181 million	EUR 144 million
Shares delivered	8,100,660	4,695,170	4,194,577
Average price (FIFO)	EUR 32.87	EUR 34.35	EUR 34.14
Cost of delivered shares	EUR 266 million	EUR 161 million	EUR 143 million
Total shares in treasury at year-end	5,268,467	5,924,708	5,726,708
Total cost	EUR 180 million	EUR 199 million	EUR 201 million

The following transactions took place for capital reduction purposes:

Philips Group

Share capital transactions

	2019	2020	2021
Shares acquired	34,892,820	3,318,211	41,489,816
Average market price	EUR 34.29	EUR 39.21	EUR 36.22
Amount paid	EUR 1,196 million	EUR 130 million	EUR 1,503 million
Cancellation of treasury shares (shares)	38,541,356	3,809,675	33,500,000
Cancellation of treasury shares (EUR)	EUR 1,316 million	EUR 152 million	EUR 1,216 million
Total shares in treasury at year-end	491,464		7,989,816
Total cost	EUR 22 million		EUR 287 million

Share purchase transactions related to employee option and share plans, as well as transactions related to the reduction of share capital, involved a cash outflow of EUR 1,636 million. A cash inflow of EUR 23 million from treasury shares mainly includes settlements of share-based remuneration plans.

Share repurchase methods for share-based remuneration plans and capital reduction purposes

Philips uses different methods to repurchase shares in its own capital: (i) share buyback repurchases in the open market via an intermediary; (ii) repurchase of shares via forward contracts for future delivery of shares; and (iii) the unwinding of call options on own shares. During 2021, Philips used methods (i) and (ii) to repurchase shares for capital reduction purposes and methods (ii) and (iii) to repurchase shares for share-based compensation plans.

Forward share repurchase plans / contracts

Forward contracts to repurchase shares for share-based compensation plans

On May 19, 2021, Royal Philips announced that it will repurchase up to 2 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into one forward contract for an amount of EUR 90 million to acquire 2 million shares with settlement dates varying between October 2023 and November 2023 and a weighted average forward price of EUR 44.85.

On January 29, 2020, Philips announced that it will repurchase up to 6 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into three forward contracts for an amount of EUR 174 million to acquire 5 million shares with settlement dates varying between October 2021 and November 2022 and a weighted average forward price of EUR 34.85. As of December 31, 2021, a total of 1.5 million shares under this program were acquired (all were settled in the fourth quarter of 2021). This resulted in EUR 61 million increase in retained earnings against treasury shares.

On October 22, 2018, Philips announced and started a share repurchase program for an amount of up to EUR 174 million to cover its long-term incentive and employee stock purchase plans, after which it repurchased shares via an intermediary to allow for buybacks in the open market during both open and closed periods. On November 12, 2018, Philips announced to extend this program and entered into three forward contracts for an amount of EUR 319 million to repurchase 10 million shares with settlement dates varying between October 2019 and November 2021 and a weighted average forward price of EUR 31.89. As of December 31, 2021, a total of 10 million shares under this program had been acquired (4 million shares in the fourth quarter of 2019, 4 million shares in the fourth quarter of 2020 and 2 million shares in the fourth quarter of 2021). This resulted in EUR 319 million increase in retained earnings against treasury shares (EUR 130 million, EUR 126 million and  EUR 62 million pertaining to 2019, 2020 and 2021, respectively).

As of December 31, 2021, the remaining forward contracts to cover obligations under share-based remuneration plans related to 5.5 million shares and amounted to EUR 203 million.

Forward contracts to repurchase shares for capital reduction purposes

On July 26, 2021, Philips announced a share buyback program for share cancellation purposes for an amount of up to EUR 1.5 billion. Consequently, in the third quarter of 2021 Philips entered into three forward contracts for an amount of EUR 731 million to acquire 20 million shares with settlement dates in 2022, 2023 and 2024 and a weighted average forward price of 37.36. Philips executed the remainder of the program through open market purchases by an intermediary in the fourth quarter of 2021 (acquiring 21 million shares) and January 2022 (acquiring 0.8 million shares). This resulted in a EUR 781 million increase in retained earnings against treasury shares. As of December 31, 2021, all of these forward contracts were outstanding.

On January 29, 2019, Philips announced a share buyback program for an amount of up to EUR 1.5 billion. Philips started the program in the first quarter of 2019. On March 23, 2020, Philips announced that 50.3% of the program had been completed through repurchases by an intermediary to allow for purchases in the open market during both open and closed periods, and that the remainder of the program would be executed through one or more individual forward transactions. Consequently, in the first half of 2020 Philips entered into four forward contracts for an amount of EUR 745 million to acquire 20 million shares with settlement dates varying between June 2021 and December 2021 and a weighted average forward price of EUR 36.40. As of December 31, 2021, all shares under this program were acquired (of which 2.5 million shares in the second quarter of 2021, 2.5 million shares in the third quarter of 2021 and 15.5 million shares in the fourth quarter of 2021). This resulted in EUR 745 million increase in retained earnings against treasury shares.

Share call options

In 2016 Philips purchased EUR-denominated and USD-denominated call options on its own shares to hedge options granted to employees up to 2013.

In 2021, the company unwound 374,826 EUR-denominated and 121,750 USD-denominated call options against the transfer of the same number of its own shares (496,576 shares) and an additional EUR 9 million cash payment to the buyer of the call options.

As of December 31, 2021, the remaining EUR-denominated and USD-denominated call options related to 295,630 and 152,565 shares, respectively.

Shares cancellation

In December 2021 Philips completed the cancellation of 33.5 million of its common shares (with a cost price of EUR 1,228 million). The cancelled shares were acquired as part of the Philips’ EUR 1.5 billion share repurchase programs announced on January 29, 2019 and EUR 1.5 billion share repurchase programs announced on July 26, 2021, respectively.

Dividend distribution

2021

In June 2021, Philips distributed a dividend of EUR 0.85 per common share, representing a total value of EUR 773 million (including costs). Shareholders could elect for a cash dividend or a share dividend. Approximately 38%of the shareholders elected for a share dividend, resulting in the issuance of 6,345,968 new common shares. The settlement of the cash dividend involved an amount of EUR 482 million (including costs).

A proposal will be submitted to the 2022 Annual General Meeting of Shareholders to pay a dividend of EUR 0.85 per common share, in cash or shares at the option of the shareholder, against the net income of the company for 2021.

2020

In July 2020, Philips distributed a dividend of EUR 0.85 per common share, representing a total value of EUR 758 million (including costs). The dividend was distributed in the form of shares only resulting in the issuance of 18,080,198 new common shares.

2019

In June 2019, Philips settled a dividend of EUR 0.85 per common share, representing a total value of EUR 775 million (including costs). Shareholders could elect for a cash dividend or a share dividend. Approximately 42% of the shareholders elected for a share dividend, resulting in the issuance of 9,079,538 new common shares. The settlement of the cash dividend involved an amount of EUR 453 million (including costs).

Limitations in the distribution of shareholders’ equity

As of December 31, 2021, pursuant to Dutch law, certain limitations exist relating to the distribution of shareholders’ equity of EUR 1,947 million. Such limitations relate to common shares of EUR 177 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 654 million and unrealized currency translation differences of EUR 1,117 million. The unrealized loss related to cash flow hedges of EUR 25 million and unrealized loss related to fair value through OCI financial assets of EUR 344 million qualify as revaluation reserves and reduce the distributable amount due to the fact that these reserves are negative.

The legal reserves required by Dutch law of EUR 654 million included under retained earnings relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

As of December 31, 2020, these limitations in distributable amounts were EUR 831 million and related to common shares of EUR 182 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 626 million and unrealized currency translation differences of EUR 58 million. The unrealized losses related to fair value through OCI financial assets of EUR 305 million and unrealized gain related to cash flow hedges of EUR 23 million qualify as a revaluation reserve and reduce the distributable amount due to the fact that this reserve is negative.

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

Net debt*) is defined as the sum of long and short-term debt minus cash and cash equivalents. Group equity is defined as the sum of shareholders’ equity and non-controlling interests. This measure is used by Philips Treasury management and investment analysts to evaluate financial strength and funding requirements. The Philips net debt*) position is managed with the intention of retaining our current strong investment grade credit rating. Furthermore, Philips’ aim when managing the net debt*) position is dividend stability and a pay-out ratio of 40% to 50% of Adjusted income from continuing operations attributable to shareholders*) (reconciliation to the most directly comparable IFRS measure, Net income, is provided at the end of this note).

Philips Group

Composition of net debt and group equity1)

in millions of EUR unless otherwise stated

	2019	2020	2021
Long-term debt	4,939	5,705	6,473
Short-term debt	508	1,229	506
Total debt	5,447	6,934	6,980
Cash and cash equivalents	1,425	3,226	2,303
Net debt1)	4,022	3,708	4,676
Shareholders' equity	12,597	11,870	14,438
Non-controlling interests	28	31	36
Group equity	12,625	11,901	14,475
Net debt and group equity ratio1)	24:76	24:76	24:76
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Adjusted income from continuing operations attributable to shareholders*) is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted income from continuing operations attributable to shareholders*) to the most directly comparable IFRS measure, Net income for 2021 is included in the following table.

Philips Group

Adjusted income from continuing operations attributable to shareholders1)

2) in millions of EUR

	2019	2020	2021
Net income	1,173	1,195	3,323
Discontinued operations, net of income taxes	(183)	(196)	(2,711)
Income from continuing operations	990	999	612
Continuing operations non-controlling interests	(5)	(8)	(4)
Income from continuing operations attributable to shareholders2)	985	991	608
Adjustments for:
Amortization and impairment of acquired intangible assets	344	377	322
Impairment of goodwill	97	144	15
Restructuring costs and acquisition-related charges	310	195	95
Other items	153	299	1,069
Net finance income/expenses	13	(125)	(84)
Tax impact of adjusted items and tax only adjusting items	(280)	(285)	(527)
Adjusted Income from continuing operations attributable to shareholders1)2)	1,622	1,594	1,497
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.2)Shareholders in this table refers to shareholders of Koninklijke Philips N.V.
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

19Debt

Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1 billion committed standby revolving credit facility that can be used for general group purposes, such as a backstop of its Commercial Paper Program. Philips issued commercial paper of EUR 300 million in May 2021 and EUR 150 million in July 2021, that was repaid in September 2021. The facility does not have a material adverse change clause, has no financial covenants and no credit-rating-related acceleration possibilities. As of December 31, 2021, Philips did not have any loans outstanding under either facility. As per 9 March 2020, Philips established a Euro Medium-Term Note (EMTN) program, a framework that facilitates the issuance of notes for a total amount up to EUR 10 billion. In 2021 Philips did not issue any new notes under the program.

The provisions applicable to all USD-denominated corporate bonds issued by the company in March 2008 and March 2012 (due 2038 and 2042) contain a ‘Change of Control Triggering Event’. If the company would experience such an event with respect to a series of corporate bonds the company might be required to offer to purchase the bonds that are still outstanding at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any. Furthermore, the conditions applicable to the EUR-denominated corporate bonds issued in 2017, 2018, 2019 and 2020 (due 2023, 2024, 2025, 2026, 2028 and 2030) contain a similar provision (‘Change of Control Put Event’). Upon the occurrence of such an event, the company might be required to redeem or purchase any of such bonds at their principal amount together with interest accrued. Philips’ outstanding long-term debt do not contain financial covenants.

In February 2021, Philips entered into two new bilateral loans amounting to a total of EUR 500 million (EUR 250 million each) with a tenor of up to one year, that were repaid in September 2021. In 2021, Philips also entered into a total amount of EUR 731 million of forward contracts relating to the EUR 1.5 billion share buyback program announced on July 26, 2021, with maturity dates in 2022, 2023 and 2024. A total amount of EUR 745 million of forward contracts matured in 2021, which completed the settlement of the EUR 1.5 billion share buyback program announced on January 29, 2019.  In addition, Philips entered into a total amount of EUR 90 million of forward contracts in 2021 relating to the long-term incentive and employee stock purchase plans announced on May 19, 2021, with maturity dates in 2023, and a total amount of EUR 123 million of forward contracts matured in 2021 relating to the company's long-term incentive and employee stock purchase plans announced on October 22, 2018 and January 29, 2020.

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

Long-term debt

The following tables present information about the long-term debt outstanding, its maturity and average interest rates in 2021 and 2020.

Philips Group

Long-term debt

in millions of EUR unless otherwise stated

	amount outstanding in 2021	Current portion	Non-current portion	Between 1 and 5 years	amount due after 5 years	average remaining term (in years)	average rate of interest
USD bonds	1,313		1,313	255	1,058	15.1	6.3%
EUR bonds	3,233		3,233	2,242	991	4.4	1.0%
Forward contracts	934	196	738	738		1.6
Lease liability	1,220	257	963	580	383	4.2	2.1%
Bank borrowings	203	1	202	202		3.2	0.1%
Other long-term debt	30	5	26	18	8	8.6	3.5%
Long-term debt	6,933	459	6,473	4,034	2,439	6.0	2.1%

Philips Group

Long-term debt

in millions of EUR unless otherwise stated

	amount outstanding in 2020	Current portion	Non-current portion	Between 1 and 5 years	amount due after 5 years	average remaining term (in years)	average rate of interest
USD bonds	1,210		1,210	122	1,088	16.1	6.3%
EUR bonds	3,229		3,229	1,494	1,735	5.4	1.0%
Forward contracts	982	869	113	113		0.9
Lease liability	1,216	267	948	596	352	3.9	2.1%
Bank borrowings	205	1	203	3	200	4.1	0.2%
Other long-term debt	16	15				1.0	0.0%
Long-term debt	6,857	1,153	5,705	2,329	3,376	6.3	2.0%
Bonds

The following table presents the amount outstanding and effective rate of bonds.

Philips Group

Unsecured Bonds

in millions of EUR unless otherwise stated

	effective rate	2020	2021
Unsecured EUR Bonds
Due 9/06/2023; 1/2%	0.634%	500	500
Due 5/02/2024; 3/4%	0.861%	500	500
Due 22/05/2026; 1/2%	0.608%	750	750
Due 5/02/2028; 1 3/8%	1.523%	500	500
Due 30/03/2025; 1 3/8%	1.509%	500	500
Due 30/03/2030; 2%	2.128%	500	500
Unsecured USD Bonds
Due 5/15/2025; 7 3/4%	7.429%	51	56
Due 6/01/2026; 7 1/5%	6.885%	111	120
Due 5/15/2025; 7 1/8%	6.794%	68	74
Due 11/03/2038; 6 7/8%	7.210%	591	641
Due 3/15/2042; 5%	5.273%	407	441
Adjustments1)		(39)	(37)
Unsecured Bonds		4,439	4,545

1)Adjustments related to both EUR and USD bonds and concern bond discounts, premium and transaction costs.
Leases

The following table presents a reconciliation between the total of future minimum lease payments and their present value.

Philips Group

Lease liabilities

in millions of EUR

	2020			2021
	future minimum lease payments	interest	present value of minimum lease payments	future minimum lease payments	interest	present value of minimum lease payments
Less than one year	290	23	267	280	22	257
Between one and five years	651	55	596	636	56	580
More than five years	384	31	352	417	34	383
Lease liability	1,325	109	1,216	1,333	113	1,220

Short-term debt

Philips Group

Short-term debt

in millions of EUR

	2020	2021
Short-term bank borrowings	76	47
Current portion of long-term debt	1,153	459
Short-term debt	1,229	506

During 2021, the weighted average interest rate on the bank borrowings was 1.2% (2020: 5.9%). This decrease was mainly driven by the term loan and commercial paper that were issued in 2021 with attractive market interest rates.

20Provisions

Philips Group

Provisions

in millions of EUR

	2020			2021
	long-term	short-term	total	long-term	short-term	total
Post-employment benefit1)	751		751	659		659
Respironics field action provision				52	525	577
Product warranty	28	139	167	32	207	238
Environmental provisions	162	21	183	99	26	124
Restructuring-related provisions	17	100	117	8	58	66
Legal provisions	19	53	72	53	39	91
Contingent consideration provisions	203	114	318	156	52	208
Other provisions	279	93	372	257	92	349
Provisions	1,458	522	1,980	1,315	998	2,313
1)For more details refer to Post-employment benefits.

Respironics field action provision

On June 14, 2021, Philips’ subsidiary, Philips Respironics initiated a voluntary recall notification in the United States and field safety notice outside the United States for certain sleep and respiratory care products related to the polyester-based polyurethane (PE-PUR) sound abatement foam in these devices.

On December 23, 2021, Philips reported that test results to date for the first-generation DreamStation devices indicated that the volatile organic compound (VOC) concentrations are within the limits of safe exposure specified in the applicable safety standard (ISO 18562). Comprehensive particulate testing and analyses are expected to be completed in the second quarter of 2022.

Following the substantial ramp-up of production, service and repair capacity, the repair and replacement program in the US and several other markets is under way. Because of prioritization of the repair and replace program, Philips is currently not taking new orders for sleep therapy systems, while masks and other consumables continue to be sold. As of January 2022, Philips Respironics has shipped a total of approximately 750,000 repair kits and replacement devices to customers and aims to complete the repair and replacement program in the fourth quarter of 2022.

Philips has recognized a provision based on Philips' best estimate of the costs to repair or replace devices subject to the Respironics field action as follows:

Philips Group

Field action provision

in millions of EUR

2021
Additions	719
Utilizations	(175)
Translation differences	33
Balance as of December 31	577

The future developments are subject to significant uncertainties, which require management to make estimates and assumptions about items such as quantities and the portion to be replaced or repaired. As of December 31, 2021, the impact of changes in these main assumptions and estimates, holding other assumptions constant, on the field action provision are as follows:

Philips Group

Main assumptions

in millions of EUR unless otherwise stated

		Increase (decrease) in provision
Assumption	Estimate	Increase individual assumption by 10%	Decrease individual assumption by 10%
Total quantity of devices	5.2 million	63	(63)
Replacement share	46%	44	(44)

Actual outcomes in future periods may differ from these estimates and affect the company's results of operations, financial position and cash flows.

Philips Respironics continues to engage with the US Food and Drug Administration (FDA) and other relevant competent authorities. In addition, other charges related to the remediation, such as testing, external advisory and regulatory response, that are expensed as incurred amounted to EUR 94 million for the year ended December 31, 2021. Furthermore, Philips is a defendant in a number of consumer class action lawsuits from users of the affected devices and a number of individual personal injury and other compensation claims. For legal matters including claims refer to Contingent assets and liabilities. As of December 31, 2021, no provisions have been recognized for such remediation costs or legal matters.

Product warranty

The provisions for assurance-type product warranty reflect the estimated costs of replacement and free-of-charge services that will be incurred by the company with respect to products sold, and include costs to execute field change orders. The field action provision in connection with the Philips Respironics voluntary recall notification is shown separately above.

The company expects the provisions to be utilized mainly within the next year. Additions in 2021 include quality actions of EUR 94 million in the Connected Care segment.

Philips Group

Provisions for assurance-type product warranty

in millions of EUR

	2020	2021
Balance as of January 1	210	167
Additions	239	364
Utilizations	(270)	(265)
Transfer to liabilities associated with assets held for sale		(37)
Translation differences and other	(12)	10
Balance as of December 31	167	238

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

Approximately EUR 71 million of the long-term provision is expected to be utilized after one to five years, with the remainder after five years. For more details on the environmental remediation refer to Contingent assets and liabilities.

Philips Group

Environmental provisions

in millions of EUR

	2020	2021
Balance as of January 1	170	183
Additions	9	18
Utilizations	(16)	(15)
Releases	0	(64)
Changes in discount rate	37	(10)
Accretion	3	3
Translation differences and other	(19)	9
Balance as of December 31	183	124

The additions and the releases of the provisions originate from additional insights in relation to factors like the estimated cost of remediation, changes in regulatory requirements and efficiencies in completion of various site work phases.

Based on the progressive insight with respect to site remediation experience, technological progress and risk-based clean-up strategies, the estimated remaining duration of remediation activities for environmental liabilities for infinite environmental sites was revised in 2021 from 60 years to 30 years. The resulting release was EUR 55 million of which EUR 33 million is recorded in continuing operations and EUR 22 million in discontinued operations.

Restructuring-related provisions

Philips Group

Restructuring-related provisions

in millions of EUR

	Jan. 1, 2021	additions	utilizations	releases	other changes	Dec. 31, 2021
Diagnosis & Treatment	33	23	(19)	(13)	1	26
Connected Care	17	16	(12)	(4)	-	17
Personal Health	28	6	(21)	(6)	2	9
Other	38	10	(21)	(16)	4	14
Philips Group	117	55	(73)	(39)	6	66

In 2021, the most significant restructuring projects impacted Diagnostic & Treatment and Connected Care businesses and mainly took place in the Netherlands and US. The restructuring comprised mainly product portfolio rationalization and the reorganization of global support functions.

The company expects the provisions to be utilized mainly within the next year.

2020

In 2020, the most significant restructuring projects impacted Diagnostic & Treatment and Other businesses and mainly took place in the Netherlands, US and Germany.

The movements in the provisions for restructuring in 2020 are presented by segment as follows:

Philips Group

Restructuring-related provision

in millions of EUR

	Jan. 1, 2020	additions	utilizations	releases	other changes	Dec. 31, 2020
Diagnosis & Treatment	61	36	(47)	(16)	(1)	33
Connected Care	28	17	(21)	(5)	(3)	17
Personal Health	25	30	(22)	(3)	(1)	28
Other	41	35	(31)	(7)	-	38
Philips Group	156	118	(122)	(32)	(4)	117

Legal provisions

The company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings.

Philips Group

Legal provisions

in millions of EUR

	2020	2021
Balance as of January 1	55	72
Additions	72	43
Acquisitions		38
Utilizations	(45)	(17)
Releases	(6)	(48)
Accretion	1	1
Translation differences and other	(5)	3
Balance as of December 31	72	91

The majority of the movements in the above schedule are: additions in part related to investigations in the Sleep & Respiratory Care business (unrelated to the Philips Respironics voluntary recall notification), provisions recognized for certain pending investigations inherited with the acquisition of BioTelemetry, Inc. and a release following the positive outcome of the investigation of the Italian Competition Authority (ICA) for which a provision was recorded in the prior year.

For details of other legal matters, including regulatory and other governmental proceedings, refer to Contingent assets and liabilities.

The company expects the provisions to be utilized mainly within the next three years.

Contingent consideration provisions

Philips Group

Contingent consideration provisions

in millions of EUR

	2020	2021
Balance as of January 1	354	318
Acquisitions	70	16
Utilizations	(14)	(48)
Fair value changes	(93)	(78)
Balance as of December 31	318	208

The provision for contingent consideration reflects the fair value of the expected payment to former shareholders of an acquiree for the exchange of control if specified future events occur or conditions are met, such as the achievement of certain regulatory milestones or the achievement of certain commercial milestones. The provision for contingent consideration can change significantly due to changes in the estimated achievement of milestones and changes in discount rates. Changes in fair value of the contingent consideration liability are reflected in other business income.

EPD

In 2020 and 2021, the fair value changes mainly related to EPD. In 2021, the decrease of EUR 67 million in the fair value of the contingent consideration comprised of EUR 41 million due to the revisions to EPD’s forecast due to more severe short-term impacts of COVID-19 and the competitive environment, and EUR 26 million due to delays in achievement of certain milestones. In 2020, revisions to EPD’s forecast due to delays in commercialization caused by the need to do more work on the maturity of the technology, resulted in a EUR 101 million decrease in the respective fair value of the contingent consideration. For more details of the EPD contingent consideration refer to Fair value of financial assets and liabilities.

The company expects the provisions to be utilized mainly within the next three years.

Other provisions

Philips Group

Other provisions

in millions of EUR

	2020	2021
Balance as of January 1	392	372
Additions	161	89
Utilizations	(109)	(87)
Releases	(49)	(29)
Accretion	(1)	(5)
Translation differences and other	(21)	9
Balance as of December 31	372	349

The main elements of other provisions are:

  provisions for possible taxes/social security of EUR 37 million (2020: EUR 39 million);
  provisions for onerous contracts of EUR 12 million (2020: EUR 24 million), reflecting non-cancellable commitments on supplies for which no future demand or alternative usage has been identified, primarily caused by volatility in demand due to COVID-19. For more details refer to COVID-19.
  provisions for employee jubilee funds EUR 94 million (2020: EUR 92 million);
  self-insurance provisions of EUR 43 million (2020: EUR 45 million);
  provisions for decommissioning costs of EUR 33 million (2020: EUR 30 million);
  provisions for rights of return of EUR 40 million (2020: EUR 36 million);
  the releases in 2020 and 2021 are due to the reassessment of the positions in other provisions throughout the year;
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

The DB plans in Germany and the United States make up most of the defined benefit obligation (DBO) and the net position. The company also has DB plans in the rest of the world; however these are individually not significant to the company and do not have a significantly different risk profile that would warrant separate disclosure.

The adjacent table provides a break-down of the present value of the funded and unfunded DBO, the fair value of plan assets and the net position in Germany, the United States and in Other Countries.

Philips Group

Post-employment benefits

in millions of EUR

	Germany		United States		Other Countries		Total
	2020	2021	2020	2021	2020	2021	2020	2021
Present value of funded DBO	(649)	(606)	(568)	(558)	(304)	(206)	(1,521)	(1,370)
Present value of unfunded DBO	(344)	(316)	(141)	(149)	(147)	(135)	(633)	(600)
Total present value of DBO	(993)	(921)	(709)	(708)	(451)	(341)	(2,153)	(1,970)
Fair value of plan assets	543	572	613	623	247	185	1,403	1,380
Net position	(450)	(349)	(95)	(84)	(205)	(157)	(750)	(590)

The classification of the net position is as follows:

Philips Group

Classification net position

in millions of EUR

	Germany		United States		Other Countries		Total
	2020	2021	2020	2021	2020	2021	2020	2021
Total asset for plans in a surplus		3	46	65		1	46	69
Total liability for plans in a deficit	(450)	(352)	(141)	(149)	(205)	(157)	(797)	(659)
Provisions for post-employment benefit plans under AHFS						-		-
Net position	(450)	(349)	(95)	(84)	(205)	(157)	(750)	(590)

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

The company’s qualified pension commitments in the United States are covered via the Pension Benefit Guaranty Corporation which charges a fee to US companies providing DB pension plans. The fee is also dependent on the amount of unfunded vested liabilities.

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

Philips Group

Pre-tax costs for post-employment benefits

in millions of EUR

	2019	2020	2021
Defined-benefit plans	56	74	36
- included in income from operations	32	59	28
- included in financial expense	22	13	8
- included in Discontinued operations	1	1	1
Defined-contribution plans	346	366	375
- included in income from operations	338	358	368
- included in Discontinued operations	8	8	7
Post-employment benefits costs	401	440	411

Summary of the reconciliations for the DBO and plan assets

The adjacent tables contain the reconciliations for the DBO and plan assets.

Philips Group

Defined-benefit obligations

in millions of EUR

	2020	2021
Balance as of January 1	3,350	2,153
Service cost	39	36
Interest cost	71	33
Employee contributions	15	7
Actuarial (gains) / losses
- demographic assumptions	16	3
- financial assumptions	163	(86)
- experience adjustment	39	(6)
(Negative) past service cost	2	(5)
Settlements	(1,185)	(90)
Benefits paid from plan	(221)	(95)
Benefits paid directly by employer	(35)	(33)
Translation differences and other	(100)	52
Balance as of December 31	2,153	1,970

Philips Group

Plan assets

in millions of EUR

	2020	2021
Balance as of January 1	2,526	1,403
Interest income on plan assets	58	25
Admin expenses paid	(1)	(1)
Return on plan assets excluding interest income	268	44
Employee contributions	15	7
Employer contributions	34	33
Settlements	(1,205)	(86)
Benefits paid from plan	(221)	(96)
Translation differences and other	(71)	50
Balance as of December 31	1,403	1,380

The settlement amounts mainly relate to the execution of a lump-sum window and annuity purchase program during 2020 regarding the US funded pension plan (2020) and to the transfer of the provident fund plan into the government provident fund in India (2021).
The net impact of the transfer of the divestment of the Domestic Appliances business on the post-employment benefit liability amounts to EUR 12 million and is presented under 'Translation differences and other' in 2021.

Plan assets allocation

The asset allocation in the company’s DB plans at December 31 was as follows:

Philips Group

Plan assets allocation

in millions of EUR

	2020	2021
Assets quoted in active markets
- Debt securities	782	790
- Equity securities
- Other	175	195

Assets not quoted in active markets
- Debt securities	7	1
- Equity securities	133	122
- Other	307	272
Total assets	1,403	1,380

The plan assets in 2021 contain 29% (2020: 32%) unquoted plan assets. Plan assets in 2021 do not include property occupied by or financial instruments issued by the company.

Assumptions

The mortality tables used for the company’s largest DB plans are:

Germany: Heubeck-Richttafeln 2018 Generational, assuming 93% of mortality rates for male retirees between age 60 and 85
US: PRI-2012 Generational with MP2021 improvement scale + white collar adjustment

The weighted averages of the assumptions used to calculate the DBO as of December 31 were as follows:

Philips Group

Assumptions used for defined-benefit obligations in Germany, the United States and the rest of the world in %

	Germany		United States		Other Countries		Total
	2020	2021	2020	2021	2020	2021	2020	2021
Discount rate	0.6%	1.1%	2.3%	2.6%	2.2%	2.1%	1.5%	1.8%
Inflation rate	1.6%	1.8%	2.0%	2.2%	1.7%	2.0%	1.7%	2.0%
Salary increase	2.5%	2.5%	0.0%	0.0%	2.7%	2.9%	2.5%	2.6%

The company changed the methodology for setting discount rates in 2021. As of December 31, 2021, Philips uses the Mercer yield curve methodology for setting the discount rate. The change of discount rate methodology is treated as a change in accounting estimate. The impact on the DBO amounts to a decrease of EUR 11 million and the impact on the current service cost amounts to a decrease lower than EUR 1 million. The impact of the change in accounting estimate has been estimated as of December 31, 2021.

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

The average duration of the DBO of the DB plans is 11 years (Germany: 11, United States: 12, and Other countries: 11) as of December 31, 2021 (2020: 12 years).

Philips Group

Sensitivity of key assumptions

in millions of EUR

	2020	2021
Increase
Discount rate (1% movement)	(226)	(196)
Inflation rate (1% movement)	86	99
Salary increase (1% movement)	16	19
Longevity1)	51	48
Decrease
Discount rate (1% movement)	265	241
Inflation rate (1% movement)	(78)	(83)
Salary increase (1% movement)	(19)	(18)
1)The mortality table (i.e. longevity) also impacts the DBO. The above sensitivity table illustrates the impact on the DBO of a further 10% decrease in the assumed rates of mortality for the company’s major plans. A 10% decrease in assumed mortality rates equals improvement of life expectancy by 0.5 - 1 year.

Cash flows and costs in 2022

The company expects considerable cash outflows in relation to post-employment benefits which are estimated to amount to EUR 457 million in 2022, consisting of:

  EUR 23 million employer contributions to funded DB plans (Germany: EUR 13 million, United States: EUR 0 million, Other Countries: EUR 10 million);
  EUR 40 million cash outflows in relation to unfunded DB plans (Germany: EUR 19 million, United States: EUR 10 million, Other Countries: EUR 11 million); and
  EUR 394 million employer contributions to DC plans (Netherlands: EUR 194 million, United States: EUR 139 million, Other Countries: EUR 61 million).

The service and administration cost for 2022 is expected to amount to EUR 34 million for DB plans. The net interest cost for 2022 for the DB plans is expected to amount to EUR 9 million. The cost for DC pension plans in 2022 is equal to the expected DC cash flow.

22Accrued liabilities

Accrued liabilities are summarized as follows:

Philips Group

Accrued liabilities

in millions of EUR

	2020	2021
Personnel-related costs:
- Salaries and wages	614	566
- Accrued holiday entitlements	124	127
- Other personnel-related costs	78	108
Fixed-asset-related costs:
- Gas, water, electricity, rent and other	21	33
Communication and IT costs	64	82
Distribution costs	93	122
Sales-related costs:
- Commission payable	10	7
- Advertising and marketing-related costs	197	175
- Other sales-related costs	20	20
Material-related costs	103	130
Interest-related accruals	52	52
Other accrued liabilities	302	362
Accrued liabilities	1,678	1,784

23Other liabilities

Other non-current liabilities

Non-current liabilities were EUR 56 million as of December 31, 2021 (December 31, 2020: EUR 74 million).

Non-current liabilities are associated mainly with indemnification and non-current accruals.

Other current liabilities

Other current liabilities are summarized as follows:

Philips Group

Other current liabilities

in millions of EUR

	2020	2021
Accrued customer rebates that cannot be offset with accounts receivables for those customers	412	280
Other taxes including social security premiums	253	190
Other liabilities	119	116
Other current liabilities	785	587

Contract liabilities

Non-current contract liabilities were EUR 446 million as of December 31, 2021 (December 31, 2020: EUR 403 million) and current contract liabilities were EUR 1,491 million as of December 31, 2021 (December 31, 2020: EUR 1,239 million).

The current contract liabilities increased with EUR 251 million. The year-on-year change is mainly driven by increase in deferred balance for customer service contracts.

The current contract liabilities as of December 31, 2020 resulted in revenue recognized of EUR 1,239 million in 2021.

24Cash flow statement supplementary information

Cash paid for leases

In 2021, gross lease payments of EUR 308 million (2020: EUR 325 million; 2019: EUR 281 million) included interest of EUR 25 million (2020: EUR 29 million; 2019: EUR 26 million).

Net cash used for derivatives and current financial assets

In 2021, a total of EUR 48 million cash was received with respect to foreign exchange derivative contracts related to activities for liquidity management and funding (2020: EUR 13 million outflow; 2019: EUR 166 million outflow).

Purchase and proceeds from non-current financial assets

In 2021, the net cash flow is EUR 0 million.

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

Philips Group

Reconciliation of liabilities arising from financing activities

in millions of EUR

	Balance as of Dec. 31, 2020	Cash flow	Currency effects and consolidation changes	Other1)	Balance as of Dec. 31, 2021
Long term debt2)	6,857	(226)	200	101	6,933
USD bonds	1,210		103		1,313
EUR bonds	3,229			4	3,233
Bank borrowings	205	(1)			203
Other long-term debt	16	14			30
Leases	1,216	(239)	98	145	1,220
Forward contracts3)	982			(48)	934
Short term debt2)	76	(25)	(5)		47
Short-term bank borrowings	76	(24)	(5)		47
Other short-term loans	1	(1)
Forward contracts3)
Equity	(1,181)	(2,096)		1,868	(1,410)
Dividend payable		(484)		484
Forward contracts3)	(982)			48	(934)
Treasury shares	(199)	(1,613)		1,336	(476)
Total		(2,347)
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

Contingent assets

As per December 31, 2021, the company had no material contingent assets.

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. The total fair value of guarantees recognized on the balance sheet amounts to EUR nil million for both 2021 and 2020. Remaining off-balance-sheet business related guarantees on behalf of third parties and associates decreased by EUR 14 million during 2021 to EUR 2 million (December 31, 2020: EUR 16 million).

Environmental remediation

The company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the company and/or its subsidiaries may be required to remediate the effects of certain manufacturing activities on the environment.

Legal proceedings

The company and certain of its group companies and former group companies are involved as a party in legal proceedings, regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, commercial transactions, product liability, participations, and environmental pollution.

While it is not feasible to predict or determine the outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, the company is of the opinion that the cases described below may have, or have had in the recent past, a significant impact on the company’s consolidated financial position, results of operations and cash flows.

Cathode Ray Tubes (CRT)

Following the public investigations into alleged anticompetitive activities in the Cathode Ray Tubes industry that began in 2007, certain Philips Group companies were named as defendants in numerous (class action) lawsuits in the United States, Canada, Germany, the Netherlands, Denmark, the United Kingdom, Turkey, and Israel. Plaintiffs in these cases varied from classes of indirect and direct purchasers, state attorneys general, electronics retailers and television and monitor manufacturers.

By the end of 2021, resolutions have been reached in most of these cases. Litigation is still pending or threatened in relation to: (i) potential claims that may be filed by certain objectors to the original US indirect purchaser class settlement that was finally approved in 2021 (ii) a claim filed by the state attorney general for Puerto Rico, (iii) a claim filed by a monitor manufacturer in the UK, (iv) a consumer class action in Israel and (v) a consumer action in the Netherlands.

In all cases, the same substantive allegations about anticompetitive activities in the CRT industry are made and damages are sought. Despite prior settlements, the company has concluded that due to the specific circumstances in the cases that settled, and the particularities and considerable uncertainty associated with the remaining matters, based on current knowledge, potential losses cannot be reliably estimated with respect to the matters that are still pending.

In 2019, the company was served with a claim filed by LG Electronics (LGE) in the Seoul Central District Court. LGE claimed restitution of approximately EUR 210 million, representing a portion of the fine that LGE paid to the European Commission relating to the joint venture LG. Philips Displays for which LGE and the Company were jointly and severally liable. LGE alleges that based on the manner in which the fine was calculated, the company should have paid proportionally more than it currently has. In November 2020, the Seoul Central District Court dismissed LGE’s case which decision was confirmed by the Seoul High Court on December 23, 2021.

Public Investigations

The company is engaged in discussions with, and has provided information to, the United States Securities & Exchange Commission (SEC) and Department of Justice (DoJ) regarding alleged tender irregularities in the medical device industry in certain jurisdictions. These interactions are primarily focused on a number of potential compliance findings that the company is addressing in China and Bulgaria.

In 2020, the company entered into a leniency agreement with the Brazilian public prosecution service for historic transactions involving tender irregularities in Brazil. An investigation by CADE, the Brazilian competition authority, focused on these transactions remains ongoing. The Brazilian matters are part of the discussions with the SEC and DoJ.

Given the significant uncertainty regarding the nature of the relevant events and obligations, Philips is not currently able to reliably estimate the financial effect of a range of possible outcomes in connection with these matters. The outcomes of these matters could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

Respironics field action

On June 14, 2021, Philips’ subsidiary Philips RS North America LLC (Philips Respironics) issued a voluntary recall notification in the United States and field safety notice outside the United States for specific Philips Respironics Bi-Level PAP, CPAP, and mechanical ventilator devices.

FDA inspection

On August 26, 2021, the US Food and Drug Administration (FDA) commenced an inspection of the Philips Respironics manufacturing facility in Murrysville, Pennsylvania and provided Philips Respironics with its preliminary inspectional observations on November 9, 2021. Philips Respironics responded to the FDA’s inspectional observations in December 2021, which described the actions already taken by the company, as well as additional planned actions. Philips Respironics is also providing periodic updates to the FDA on its progress for the planned actions. Should the FDA decide that Philips Respironics’ written response and/or actions are not timely or sufficient to address the FDA’s inspectional observations, the FDA may take additional enforcement action, which may include monetary penalties.

Product liability claims

Following the voluntary recall notification, a number of civil complaints have been filed in several jurisdictions against Philips Respironics and certain of its affiliates (including the company) generally alleging economic loss, personal injury and/or the potential for personal injury allegedly caused by devices subject to the recall.

In the United States, as of December 31, 2021, approximately 100 consumer class action lawsuits and 1 commercial class action lawsuit had been filed alleging economic loss and/or medical monitoring claims. In addition, as of December 31, 2021, approximately 120 personal injury lawsuits had been filed in the United States. On October 8, 2021, a Multi-District Litigation (MDL) in the US District Court for the Western District of Pennsylvania was formed, and most of these class action and personal injury lawsuits have been consolidated in the MDL for pre-trial proceedings.

In Australia, a consumer class action lawsuit alleging personal injury was filed against the company’s subsidiary Philips Electronics Australia Ltd on October 4, 2021. Philips Respironics and certain of its affiliates (including the company) are also defendants in consumer class action lawsuits in Canada and Israel alleging economic loss and/or personal injury.

While the company believes it is probable that these lawsuits will in the aggregate lead to an outflow of economic resources for Philips Respironics or other Philips entities, given the significant uncertainty regarding the nature of the relevant events and potential obligations, the company is not currently able to reliably estimate the amount of the obligation associated with these various lawsuits. The final outcome of the individual lawsuits and the cost to resolve them cannot currently be determined due to a number of variables, including claimant-specific information that is not yet available. In addition, the company cannot reasonably predict the number of claims that may be asserted in the future in relation to this matter. An adverse outcome with respect to any or all of these lawsuits and/or any future claims could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

Securities class action

On August 16, 2021, a securities class action complaint was filed against the company, its CEO and its CFO in the United States District Court for the Eastern District of New York alleging violations of the Securities Exchange Act of 1934 causing damage to investors. On January 3, 2022, the lead plaintiff in the case filed its amended complaint seeking to represent individuals that purchased Philips shares between February 23, 2016, through November 12, 2021. The amended complaint focuses on share price declines that allegedly occurred as a result of disclosures included in the Q1 2021 earnings release on April 26, 2021, the voluntary recall notification on June 14, 2021, the Q2 2021 earnings release on July 26, 2021, and the publication of the form 483 observations by the FDA on November 12, 2021. The Company’s motion to dismiss is currently due in the first quarter of 2022.

It is the company’s assessment that it is possible but not probable that the case could lead to a certain outflow of economic resources. An adverse outcome of this case could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

Other claims

On October 12, 2021, SoClean, a company offering ozone-based cleaning products for sleep devices, filed a lawsuit against the company and certain of its affiliates alleging that the defendants’ statements about the potential adverse effect ozone cleaning may have on the recalled devices has significantly damaged its business. The company believes that the claim is without merit and will vigorously defend itself.

It is possible that additional related claims, including from customers or business partners regarding alleged economic losses suffered as a consequence of the voluntary recall, may be filed against Philips Respironics or other Philips entities in the future. In particular, Philips Respironics is engaging with certain customers on the level of compensation they allege to be entitled to under Philips Respironics’ repair and replacement program.

In the event of an adverse outcome, these matters could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

To date no provisions have been recorded for the litigation associated with the Respironics field action.

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

Philips Group

Related-party transactions

in millions of EUR

	2019	2020	2021
Sales of goods and services	158	204	116
Purchases of goods and services	53	57	41
Receivables from related parties	32	37	40
Payables to related parties	2	1	2

In the previous table, sales transactions between Philips and PMC are included amounting to EUR 106 million in 2021 (2020: EUR 191 million; 2019: EUR 150 million), under which PMC has leased the equipment to the ultimate customer. In addition to that, as part of its S&RC operations in the US, Philips Medical Capital LLC funded durable medical equipment (DMEs) providers, through loans and leases. PMC-funded transactions these DMEs entered into with Philips amount to EUR 162 million in 2021 (2020: EUR 242 million; 2019: EUR 235 million). The associated costs of these funding transactions are borne by the ultimate customer and settled directly with Philips Medical Capital LLC.

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

Share-based compensation costs were EUR 116 million (2020: EUR 121 million; 2019: EUR 105 million). This includes the employee stock purchase plan of EUR 7 million, which is not a share-based compensation that affects equity . In the Consolidated statements of changes in equity EUR 110 million is recognized in 2021 and represent the costs of the share-based compensation plans. The amount recognized as an expense is adjusted for forfeiture. USD-denominated performance shares, restricted shares and options are granted to employees in the United States only.

Performance shares

The performance is measured over a three-year performance period. The performance shares granted in 2019 have two performance conditions, relative Total Shareholders’ Return ('TSR') compared to a peer group of 20 companies including Philips (2020: 20 companies, 2019; 20 companies) and adjusted Earnings Per Share growth ('EPS'). For performance shares granted in 2020 onwards, an additional non-financial criterion was added around sustainability. The introduction of the sustainability criterion reflects a further alignment of the remuneration package for the Board of Management with Philips‘ mission, vision and aim to act as a responsible member of society. The criterion is based on three Sustainable Development Goals ('SDG') as defined by the United Nations that are included in Philips’ strategy on sustainability (refer to Environment, Social and Governance).

The performance shares vest three years after the grant date. The number of performance shares that will vest is dependent on achieving the performance conditions provided that the grantee is still employed with the company. For the performance shares with a grant date in 2019 the two financial conditions, TSR and EPS, are equally weighted, while for the performance shares with a grant date in 2020 and 2021 the TSR is weighted 50%, EPS 40% and SDG 10%.

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

The fair value of the performance shares is measured based on Monte-Carlo simulation, which takes into account dividend payments between the grant date and the vesting date by including reinvested dividends as well as the market conditions expected to impact relative Total Shareholders’ Return performance in relation to selected peers. The following weighted-average assumptions were used for the 2021 grants:

  Risk-free rate: (0.69)%
  Expected share price volatility: 28%

The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectation of future developments for other purposes. The company has based its volatility assumptions on historical experience measured over a ten-year period.

A summary of the status of the company’s performance share plans as of December 31, 2021 and changes during the year are presented in the following table:

Philips Group

Performance shares

	shares	weighted average grant-date fair value
EUR-denominated
Outstanding at January 1, 2021	3,545,312	41.31
Granted	1,121,001	50.73
Notional dividends1)	62,872	45.22
Vested/Issued	1,466,223	39.18
Forfeited	272,873	45.90
Adjusted quantity2)	107,624	37.67
Outstanding at December 31, 2021	3,097,713	45.28

USD-denominated
Outstanding at January 1, 2021	2,412,767	47.10
Granted	693,918	61.32
Notional dividends1)	41,324	51.42
Vested/Issued	947,772	47.48
Forfeited	268,500	51.29
Adjusted quantity2)	73,264	50.06
Outstanding at December 31, 2021	2,005,000	51.48
1)Dividend declared in 2021 on outstanding shares.2)Adjusted quantity includes the adjustments made to Performance shares outstanding due to updates on the actual and expected EPS.

As of December 31, 2021, a total of EUR 110 million of unrecognized compensation costs relate to non-vested performance shares (as of December 31, 2020 EUR 116 million; as of December 31, 2019 EUR 106 million). These costs are expected to be recognized over a weighted-average period of 1.89 years.

Restricted shares

The fair value of restricted shares is equal to the share price at grant date. The Company issues restricted shares that, in general, have a 3 year cliff-vesting period provided that the grantee is still employed with the company.

A summary of the status of the Company’s restricted shares as of December 31, 2021 and changes during the year are presented in the following table:

Philips Group

Restricted shares

	shares	weighted average grant-date fair value
EUR-denominated
Outstanding at January 1, 2021	1,813,385	36.20
Granted	631,347	44.41
Notional dividends1)	33,430	39.69
Vested/Issued	671,703	33.96
Forfeited	187,648	40.19
Cancelled	323	35.72
Outstanding at December 31, 2021	1,618,488	39.93

USD-denominated
Outstanding at January 1, 2021	1,649,847	41.14
Granted	721,469	53.42
Notional dividends1)	30,551	44.99
Vested/Issued	584,833	40.64
Forfeited	206,013	46.09
Outstanding at December 31, 2021	1,611,021	46.26
1)Dividend declared in 2021 on outstanding shares.

At December 31, 2021, a total of EUR 66 million of unrecognized compensation costs relate to non-vested restricted shares (at December 31, 2020 EUR 62 million; at December 31, 2019 EUR 59 million). These costs are expected to be recognized over a weighted-average period of 1.8 years.

Option plans

The Company granted options that expire after ten years. These options vest after three years, provided that the grantee is still employed with the company. All outstanding options have vested as of December 31, 2021.

The following tables summarize information about the Company’s options as of December 31, 2021 and changes during the year:

Philips Group

Options on EUR-denominated listed share

	options	weighted average exercise price
Outstanding at January 1, 2021	491,914	17.10
Exercised	233,265	19.03
Expired	19,572	20.48
Outstanding at December 31, 2021	239,077	14.93

Exercisable at December 31, 2021	239,077	14.93

The exercise prices range from EUR 14.82 to EUR 23.23. The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2021, was 0.3 years. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2021, was EUR 4 million.

The total intrinsic value of options exercised during 2021 was EUR 6 million (2020: EUR 9 million, 2019: EUR 13 million).

Philips Group

Options on USD-denominated listed share

	options	weighted average exercise price
Outstanding at January 1, 2021	387,177	23.72
Exercised	220,662	26.12
Expired	16,350	27.83
Outstanding at December 31, 2021	150,165	19.75

Exercisable at December 31, 2021	150,165	19.75

The exercise prices range from 19.50 to 30.27. The weighted average remaining contractual term for options outstanding and options exercisable as of December 31, 2021, was 0.3 years. The aggregate intrinsic value of the options outstanding and options exercisable as of December 31, 2021, was 3 million.

The total intrinsic value of options exercised during 2021 was USD7 million (2020; USD 11 million, 2019: USD 11 million).

At December 31, 2021 there were no unrecognized compensation costs related to outstanding options. Cash received from exercises under the Company’s option plans amounted to EUR 9 million in 2021 (2020: EUR 21 million, 2019: EUR 28 million), The actual tax deductions realized as a result of USD option exercises totaled approximately 1 million in 2021 (2020: EUR 3 million, 2019: EUR 2 million).

The outstanding options as of December 31, 2021 are categorized in exercise price ranges as follows:

Philips Group

Outstanding options

in millions of EUR unless otherwise stated

	options	intrinsic value in millions	weighted average remaining contractual term
EUR-denominated
10-15	229,660	4.1	0.3
15-20	8,100	0.1	0.5
20-25	1,317		1.0
Outstanding options	239,077	4.3	0.3

USD-denominated
15-20	143,415	2.5	0.3
20-25	3,600	0.1	0.4
25-30
30-35	3,150		0.9
Outstanding options	150,165	2.6	0.3

The aggregate intrinsic value in the tables and text above represents the total pre-tax intrinsic value (the difference between the Company’s closing share price on the last trading day of 2021 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2021.

The following table summarizes information about the Company’s Accelerate! options as of December 31, 2021 and changes during the year:

Philips Group

Accelerate! options

	options	weighted average exercise price
EUR-denominated
Outstanding at January 1, 2021	163,200	17.66
Exercised	26,225	15.24
Outstanding at December 31, 2021	136,975	18.13

Exercisable at December 31, 2021	136,975	18.13

USD-denominated
Outstanding at January 1, 2021	37,800	20.02
Exercised	20,300	20.02
Expired
Outstanding at December 31, 2021	17,500	20.02

Exercisable at December 31, 2021	17,500	20.02

The exercise prices of the Accelerate! options are EUR 15.24 and EUR 22.43 for EUR-denominated options and is USD 20.02 for USD-denominated options. The weighted average remaining contractual term for EUR-denominated Accelerate! options outstanding and exercisable at December 31, 2021 was 0.5 years. The weighted average remaining contractual term for USD-Accelerate! options outstanding and exercisable at December 31, 2021 was 0.1 years. The aggregate intrinsic value of the EUR-denominated Accelerate! options outstanding and exercisable at December 31, 2021, was EUR 2 million. The aggregate intrinsic value of the USD-denominated Accelerate! options outstanding and exercisable at December 31, 2021 was USD 0.30 million.

The total intrinsic value of Accelerate! options exercised during 2021 was EUR 0.7 million for EUR-denominated options (2020: EUR 1.6 million, 2019: EUR 2 million) and USD 0.7 million for USD-denominated options (2020: USD 0.9 million, 2019: USD 1 million).

Cash received from exercises for EUR-denominated and USD-denominated Accelerate! options amounted to EUR 0.7 million in 2021 (2020: EUR 1.4 million, 2019: EUR 2 million). The actual tax deductions realized as a result of Accelerate! USD options exercises totaled approximately EUR 0.1 million in 2021 (2020: EUR 0.1 million, 2019: EUR 0.2 million).

*)Executive Committee members can receive restricted share rights as a sign-on LTI awards upon hiring.
28Information on remuneration

Remuneration of the Executive Committee

In 2021, the total remuneration costs relating to the members of the Executive Committee (consisting of 16 members throughout the year, including the members of the Board of Management) amounted to EUR 33.4 million (2020: EUR 33.2 million; 2019: EUR 30.0 million) consisting of the elements in the following table.

Philips Group

Remuneration costs of the Executive Committee1)

in EUR

	2019	2020	2021
Base salary/Base compensation	9,241,364	9,299,794	9,598,588
Annual incentive2)	5,566,763	6,726,768	5,250,408
Performance shares3)4)	11,143,320	13,153,975	12,610,073
Restricted share rights3)	168,404	288,372	1,380,644
Pension allowances5)	2,076,834	2,054,570	2,107,953
Pension scheme costs	440,003	382,513	306,694
Other compensation6)	1,331,990	1,264,908	2,104,044
Total	29,968,678	33,170,901	33,358,405
1)The Executive Committee consisted of 13 members as per December 31, 2021 (2020: 15 members; 2019: 14 members)2)The annual incentives are related to the performance in the year reported which are paid out in the subsequent year.3)Costs of performance shares and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of performance shares at the vesting/release date4)For 2021, a release of EUR 0 (2020: EUR 554,437; 2019: EUR 0) is included due to non-vesting of performance shares5)Pension allowances are gross taxable allowances paid to the Executive Committee members in the Netherlands. These allowances are part of the pension arrangement6)The stated amounts mainly concern (share of) allowances to members of the Executive Committee that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated

At December 31, 2021, the members of the Executive Committee (including the members of the Board of Management) held 184,900 (2020: 193,300; 2019: 291,520) stock options at a weighted average exercise price of EUR 17.15 (2020: EUR 17.31; 2019: EUR 18.61).

Remuneration of the Board of Management

In 2021, the total remuneration costs relating to the members of the Board of Management amounted to EUR 10.3 million (2020: EUR 11.4 million; 2019: EUR 9.7 million), see the following table.

Philips Group

Remuneration costs of individual members of the Board of Management in EUR

	base compensation/salary	annual incentive1)	performance shares2)	restricted share rights2)	pension allowances3)	pension scheme costs	other compensation	total costs
2021
F.A. van Houten	1,325,000	850,915	2,626,295	-	565,403	27,462	57,224	5,452,299
A. Bhattacharya	790,000	360,103	1,172,533	-	233,857	27,462	68,908	2,652,864
M.J. van Ginneken	605,000	317,192	886,035	-	150,755	27,462	42,610	2,029,054
	2,720,000	1,528,211	4,684,863	-	950,014	82,387	168,742	10,134,217

2020
F.A. van Houten	1,325,000	1,298,500	2,874,467	-	565,922	27,001	62,176	6,153,067
A. Bhattacharya	785,000	596,600	1,295,996	-	233,126	27,001	70,267	3,007,990
M.J. van Ginneken	580,000	437,920	952,453	-	158,800	27,001	46,986	2,203,160
	2,690,000	2,333,020	5,122,916	-	957,849	81,004	179,428	11,364,217
2019
F.A. van Houten	1,295,000	1,091,800	2,235,166	-	559,052	26,380	52,713	5,260,111
A. Bhattacharya	770,000	517,472	995,483	-	230,006	26,380	63,265	2,602,606
M.J. van Ginneken	571,250	335,685	713,815	-	171,018	26,380	38,278	1,856,426
	2,636,250	1,944,957	3,944,464	-	960,076	79,140	154,256	9,719,143
1)The annual incentives are related to the performance in the year reported which are paid out in the subsequent year.2)Costs of performance shares and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of performance shares at the vesting/release date3)The stated amounts mainly concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated.

The accumulated annual pension entitlements and the pension costs of individual members of the Board of Management are as follows:

Philips Group

Accumulated annual pension entitlements and pension-related costs in EUR unless otherwise stated

	age at December 31, 2021	accumulated annual pension as of December 31, 2021	total pension related costs
F.A. van Houten	61	331,208	592,865
A. Bhattacharya	60	35,102	261,319
M.J. van Ginneken	48	48,015	178,217
Pension costs			1,032,402

When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles. In 2021, no (additional) pension benefits were granted to former members of the Board of Management.

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 1.3 million (2020: EUR 1.3 million; 2019: 1.2 million). Former members received no remuneration.

The members of the Supervisory Board do not receive any share-based remuneration. Therefore, at December 31, 2021 the members of the Supervisory Board held no stock options, performance shares or restricted shares.

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration:

Philips Group

Remuneration of the Supervisory Board

in EUR

	membership	committees	other compensation1)	total
2021
F. Sijbesma	141,301	27,808	8,237	177,346
P.A.M. Stoffels	109,863	27,808	4,769	142,440
J. van der Veer	53,507	12,082	3,916	69,505
C.A. Poon	39,699	16,915	783	57,397
N. Dhawan	100,000	18,000	2,269	120,269
O. Gadiesh	34,521	4,833	783	40,137
D.E.I. Pyott	100,000	36,370	2,269	138,639
A.M. Harrison	100,000	14,000	2,269	116,269
M.E. Doherty	100,000	27,000	4,769	131,769
P. Löscher	100,000	32,000	4,769	136,769
I. Nooyi	100,000	14,000	2,269	116,269
S.K. Chua	65,753	11,836	1,492	79,081
	1,044,644	242,652	38,595	1,325,891
2020
J. van der Veer	155,000	35,000	11,345	201,345
C.A. Poon	115,000	49,000	7,269	171,269
N. Dhawan	100,000	18,000	7,269	125,269
O. Gadiesh	100,000	14,000	2,269	116,269
D.E.I. Pyott	100,000	42,000	12,269	154,269
P.A.M. Stoffels	100,000	9,333	9,769	119,102
A.M. Harrison	100,000	14,000	2,269	116,269
M.E. Doherty	100,000	24,000	9,769	133,769
P. Löscher	66,667	21,333	1,513	89,513
F. Sijbesma	76,667	9,333	1,513	87,513
	1,013,333	236,000	65,254	1,314,587
2019
J. van der Veer	155,000	35,000	7,000	197,000
C.A. Poon	115,000	50,167	22,000	187,167
H.N.F.M. von Prondzynski	33,333	16,333	5,667	55,333
J.P. Tai	25,000	10,250	5,500	40,750
N. Dhawan	100,000	18,000	27,000	145,000
O. Gadiesh	100,000	19,833	12,000	131,833
D.E.I. Pyott	100,000	41,500	17,000	158,500
P.A.M. Stoffels	100,000	-	14,500	114,500
A.M. Harrison	100,000	9,333	12,000	121,333
M.E. Doherty	41,667	1,500	8,333	51,500
	870,000	201,916	131,000	1,202,916
1)The amounts mentioned under other compensation relate to the fee for intercontinental travel, inter-European travel, the entitlement of EUR 2,000 under the Philips product arrangement and the annual fixed net expense allowance.

Supervisory Board members’ and Board of Management members’ interests in Philips shares

Members of the Supervisory Board and of the Board of Management are prohibited from writing call and put options or similar derivatives of Philips securities.

Philips Group

Shares held by Board members1)2)

in number of shares

	December 31, 2020	December 31, 2021
F.A. van Houten	424,029	525,761
A. Bhattacharya	123,077	148,365
M.J. van Ginneken	88,996	110,528
1)Reference date for board membership is December 31, 2021. 2)The total shares held by the members of the Board of Management is less than 1% of the company's issued share capital.

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

Philips Group

Fair value of financial assets and liabilities

in millions of EUR

2021

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Financial assets
Carried at fair value:
Debt instruments	233	233			233
Equity instruments	4	4	4
Other financial assets	46	46		34	12
Financial assets carried at FVTPL	283	283	4	34	245
Debt instruments	27	27		27
Equity instruments	273	273	63		210
Current financial assets	-	-
Receivables - current	68	68			68
Financial assets carried at FVTOCI	368	368	63	27	278
Derivative financial instruments	63	63		63
Financial assets carried at fair value	714	714	67	124	523

Carried at (amortized) cost:
Cash and cash equivalents	2,303
Loans and receivables:
Current loans receivables	2
Other non-current loans and receivables	47
Receivables - current	3,720
Receivables - non-current	224
Financial assets carried at (amortized) cost	6,296
Total financial assets	7,010

Financial liabilities
Carried at fair value:
Contingent consideration	(208)	(208)			(208)
Financial liabilities carried at FVTP&L	(208)	(208)			(208)
Derivative financial instruments	(202)	(202)		(202)
Financial liabilities carried at fair value	(410)	(410)		(202)	(208)

Carried at (amortized) cost:
Accounts payable	(1,872)
Interest accrual	(52)
Debt (Corporate bonds and leases)	(5,765)	(6,396)	(5,177)	(1,220)
Debt (excluding corporate bonds and leases)	(1,214)
Financial liabilities carried at (amortized) cost	(8,904)
Total financial liabilities	(9,314)
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

Philips Group

Fair value of financial assets and liabilities

in millions of EUR

2020

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Financial assets
Carried at fair value:
Debt instruments	207	207			207
Equity instruments	5	5	5
Other financial assets	36	36		30	5
Financial assets carried at FVTPL	248	248	5	30	212
Debt instruments	27	27		27	-
Equity instruments	119	119	12		107
Current financial assets	-	-
Receivables - current	91	91			91
Financial assets carried at FVTOCI	237	237	12	27	198
Derivative financial instruments	111	111		111
Financial assets carried at fair value	596	596	17	168	411

Carried at (amortized) cost:
Cash and cash equivalents	3,226
Loans and receivables:
Current loans receivables	-
Other non-current loans and receivables	37
Receivables - current	4,065
Receivables - non-current	230
Financial assets carried at (amortized) cost	7,558
Total financial assets	8,154

Financial liabilities
Carried at fair value:
Contingent consideration	(318)	(318)			(318)
Financial liabilities carried at FVTP&L	(318)	(318)			(318)
Derivative financial instruments	(163)	(163)		(163)
Financial liabilities carried at fair value	(481)	(481)		(163)	(318)

Carried at (amortized) cost:
Accounts payable	(2,119)
Interest accrual	(52)
Debt (Corporate bonds and leases)	(5,655)	(6,431)	(5,216)	(1,216)
Debt (excluding corporate bonds and leases)	(1,279)
Financial liabilities carried at (amortized) cost	(9,104)
Total financial liabilities	(9,585)
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

As part of the EPD acquisition Philips may be required to pay additional consideration to former shareholders if specified future events occur or conditions are met, such as the achievement of certain regulatory milestones or the achievement of certain commercial milestones. The fair value of this contingent consideration provision was determined using a probability-weighted and a risk-adjusted approach to estimate the achievement of future regulatory and commercial milestones, respectively. The discount rates used in the risk-adjusted approach are ranging from 8 to 9 percent and reflect the inherent risk related to achieving the commercial milestones. Both regulatory and commercial milestones are discounted for the time value of money at risk-free rates. The fair value measurement is based on management’s estimates and assumptions and hence classified as Level 3 in the fair value hierarchy. For further information on this and other contingent consideration provisions, refer to Provisions.

A sensitivity analysis of the EPD contingent consideration provision at December 31, 2021 shows that if the probabilities of success for regulatory milestones are increased by 10 percentage points, with all other variables (including foreign exchange rates) held constant, the fair value of the provision would increase by approximately 11%. Similarly, a decrease in the probabilities of success for regulatory milestones by 10 percentage points would reduce the fair value by approximately 11%. If the discount rates for commercial milestones were to increase instantaneously by 100 basis points from the assumption at December 31, 2021, with all other variables (including foreign exchange rates) held constant, the fair value of the provision would decrease by approximately 4%, while a decrease in the discount rates of 100 basis points would increase the fair value by approximately 4%.

In 2021 the impact of COVID-19 has gradually reduced, however there continues to be uncertainty and volatility related to the impact of the pandemic, including global supply chain challenges. Where relevant, the estimated impact of the COVID-19 pandemic, supply chain challenges and resulting uncertainties have been reflected in the forecasts used as a basis for the fair value of contingent consideration.

The following table shows the reconciliation from the beginning balance to the end balance for Level 3 fair value measurements.

Philips Group

Reconciliation of Level 3 fair value measurements

in millions of EUR

	Financial assets	Financial liabilities
Balance as of January 1, 2021	411	318
Acquisitions		16
Purchase	113
Sales	(122)
Utilizations		(48)
Recognized in profit and loss:
other business income		(87)
financial income and expenses1)	98	1
Recognized in other comprehensive income2)	12	9
Receivables held to collect and sell	(25)
Reclassification from associates	36
Balance as of December 31, 2021	523	208
1)Refer to Financial income and expenses for details. 2)Includes translation differences

Philips Group

Reconciliation of Level 3 fair value measurements

in millions of EUR

	Financial assets	Financial liabilities
Balance as of January 1, 2020	212	354
Acquisitions		70
Purchase	127
Sales	(60)
Utilizations		(15)
Recognized in profit and loss:
other business income		(93)
financial income and expenses	129	6
Recognized in other comprehensive income1)	(8)	(6)
Receivables held to collect and sell	11
Balance as of December 31, 2020	411	318
1)Includes translation differences

The following section elaborates on transactions in derivatives. Transactions in derivatives are subject to master netting and set-off agreements. In the case of certain termination events, under the terms of the master agreement, Philips can terminate the outstanding transactions and aggregate their positive and negative values to arrive at a single net termination sum (or close-out amount). This contractual right is subject to the following:

  The right may be limited by local law if the counterparty is subject to bankruptcy proceedings;
  The right applies on a bilateral basis.

Philips Group

Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements

in millions of EUR

	2020	2021
Derivatives
Gross amounts of recognized financial assets	111	63
Gross amounts of recognized financial liabilities offset in the balance sheet
Net amounts of financial assets presented in the balance sheet	111	63

Related amounts not offset in the balance sheet
Financial instruments	(55)	(47)
Cash collateral received
Net amount	57	17

Philips Group

Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements

in millions of EUR

	2020	2021
Derivatives
Gross amounts of recognized financial liabilities	(163)	(202)
Gross amounts of recognized financial assets offset in the balance sheet
Net amounts of financial liabilities presented in the balance sheet	(163)	(202)

Related amounts not offset in the balance sheet
Financial instruments	55	47
Cash collateral received
Net amount	(109)	(155)

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

The rating of the company’s debt by major rating agencies may improve or deteriorate. As a result, Philips’ future borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group. At December 31, 2021, Philips had EUR 2,303 million in cash and cash equivalents (2020: EUR 3,226 million), within which short-term deposits of EUR 1,357 million (2020: EUR 1,983 million). Cash and cash equivalents include all cash balances, money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. Philips pools cash from subsidiaries to the extent legally and economically feasible; cash not pooled remains available for the company’s operational or investment needs.

Philips faces cross-border foreign exchange controls and/or other legal restrictions in a few countries that could limit its ability to make these balances available on short notice for general use by the group.

Furthermore, Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1.0 billion committed standby revolving credit facility that can be used for general group purposes, such as a backstop for its Commercial Paper Program. Philips issued commercial paper of EUR 300 million in May and EUR 150 million in July, that was repaid in September 2021. The facility does not have a material adverse change clause, has no financial covenants and no credit-rating-related acceleration possibilities. As of December 31, 2021, Philips did not have any loans outstanding under either facility. As per 9 March 2020, Philips has established a Euro Medium-Term Note (EMTN) program, a framework that facilitates the issuance of notes for a total amount up to EUR 10 billion. In 2021, Philips did not issue any new notes under the program. For a description of Philips’ credit facilities, refer to Debt.

In addition to cash and cash equivalents, at December 31, 2021, Philips also held EUR 67 million of listed (level 1) equity investments at fair value (classified as other non-current financial assets).

The following table presents a summary of the Group’s fixed contractual cash obligations and commitments as of December 31, 2021. These amounts are an estimate of future payments which could change as a result of various factors such as a change in interest rates, foreign exchange, contractual provisions, as well as changes in our business strategy and needs. Therefore, the actual payments made in future periods may vary from those presented in the following table:

Philips Group

Contractual cash obligations1)2)

in millions of EUR

		payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt3)	7,233	246	1,995	1,924	3,068
Lease obligations	1,333	280	397	238	417
Short-term debt	47	47
Derivative liabilities	208	87	121
Purchase obligations4)	654	237	305	99	12
Trade and other payables	1,872	1,872
Contractual cash obligations	11,347	2,768	2,819	2,261	3,498
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

Philips has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to these funds of an aggregated remaining amount of EUR 104 million (2020: EUR 132 million). As at December 31, 2021 capital contributions already made to these investment funds are recorded as non-current financial assets.

Philips offers voluntary supply chain finance programs with third parties which provide participating suppliers the opportunity to factor their trade receivables at the sole discretion of both the suppliers and the third parties. Philips continues to recognize these liabilities as trade payables and settles them accordingly on the invoice maturity date based on the terms and conditions these arrangements . At December 31, 2021 approximately EUR 139 million (2020: EUR 227 million)of the Philips account payable were transferred under these arrangements.

With respect to the Respironics field action, please refer to Contingent assets and liabilities. The management continues to monitor the risks associated with such potential claims and its impact on liquidity position, if any.

Leasing activities

The company leases various items of real estate, vehicles and other equipment where it acts as a lessee. The company has multiple extension and termination options in a number of lease contracts. These are used to maximize operational flexibility in terms of managing the assets used in the company's operations. The options considered reasonably certain are part of lease liabilities. However, the options not considered reasonably certain are not part of lease liability, which exposes the company to potential future cash outflows amounting to EUR 381 million. In addition, the company is committed to leases not yet commenced to EUR 91 million. The company's lease contracts do not contain financial covenants.

The company enters into sale and lease back transactions primarily for its Sleep & Respiratory Care businesses. These transactions are accounted for at market value. The payments for these leases are considered in determining lease liabilities. Principal repayments are part of cash flows used for financing activities and interest payments are part of cash flows used for operating activities. The cash inflows arising from the sales transactions, are part of cash flows provided by financing activities. Lease payments under sale-and-leaseback arrangements for 2021 were EUR 85 million (2020: EUR 112 million). The remaining minimum payment under sales-and-leaseback arrangements included in lease obligations above are as follows:

Philips Group

Lease - minimum payments under sale-and-leaseback arrangements

in millions of EUR

2022	72
2023	51
2024	33
2025	17
2026	8
Thereafter	21

Philips has leasing activities where it acts as lessor. In such arrangements, Philips provides the customer with a right to use of medical equipment in exchange for a series of payments. Residual values of assets under lease form an insignificant part of the carrying amount of those assets. Residual values are influenced by asset market prices and are therefore subject to management estimation. Residual values are at least reassessed on an annual basis, or more often when necessary. Reassessments are based on a combination of realization of assets sold, expert knowledge and judgment of local markets. For lease receivables, the value of unguaranteed residual values on December 31, 2021 was EUR 0.2 million (2020: EUR 0.2 million). In order to reduce residual value risk exposures there may be residual value guarantees or purchase options embedded in the customer contract. Credit risk for lease receivables is reviewed regularly and mitigated, for example, by retaining a security interest in the leased asset.

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

The following table outlines the estimated nominal value in millions of EUR for committed and anticipated transaction exposure and related hedges for Philips’ most significant currency exposures consolidated as of December 31, 2021:

Philips Group

Estimated transaction exposure and related hedges

in millions of EUR

	Sales/Receivables		Purchases/Payable
	exposure	hedges	exposure	hedges
Balance as of December 31, 2021
Exposure currency
USD	2,168	(1,614)	(1,030)	958
JPY	665	(306)	(11)	10
GBP	338	(179)	(11)	11
CNY	624	(433)	(83)	71
CAD	338	(173)
PLN	70	(31)
AUD	240	(122)
CHF	124	(57)	(2)	2
CZK	63	(29)
SEK	71	(30)	(1)	1
RUB	125	(113)	(2)	2
Others	306	(275)	(419)	267
Total 2021	5,131	(3,363)	(1,559)	1,322
Total 2020	4,707	(3,150)	(1,488)	1,267

Philips uses foreign exchange spot and forward contracts, as well as zero cost collars in hedging the exposure. The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance-sheet accounts receivable/ payable and forecasted sales and purchases. Changes in the value of on-balance-sheet foreign-currency accounts receivable/payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under costs of sales. Hedges related to forecasted transactions, where hedge accounting is applied, are accounted for as cash flow hedges. The results from such hedges are deferred in other comprehensive income within equity to the extent that the hedge is effective. As of December 31, 2021, a loss of EUR 25 million was deferred in equity as a result of these hedges (2020: EUR 23 million gain). The result deferred in equity will be released to earnings mostly during 2022 at the time when the related hedged transactions affect the income statement. During 2021, EUR nil million (2020: EUR nil million net gain) was recorded in the consolidated statement of income as a result of ineffectiveness on certain anticipated cash flow hedges. Ineffectiveness arises when anticipated exposures are no longer expected to be highly probable. During 2021, a gain of EUR 30 million included in the cash flow hedges reserve in equity pertaining to changes in fair value of foreign exchange forward contracts attributable to forward points and changes in the time value of option contracts was released to income statement.

The total net fair value of hedges related to transaction exposure as of December 31, 2021, was an unrealized liability of EUR 27 million. The estimated impact of a 10% increase of value of the EUR is estimated to be EUR 137 million. The following table contains an overview of the instantaneous 10% increase in the value of EUR against major currencies.

Philips Group

Estimated impact of 10% increase of value of the EUR on the fair value of hedges

in millions of EUR

	2020	2021
USD	71	78
JPY	17	13
GBP	15	14
CHF	6	5
PLN	8	3
RUB	8	10

The EUR 137 million increase includes a gain of EUR 17 million that would impact the income statement, which would largely offset the opposite revaluation effect on the underlying accounts receivable and payable, and the remaining gain of EUR 119 million would be recognized in equity to the extent that the cash flow hedges were effective.

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

Translation exposure of foreign-currency equity invested in consolidated entities is generally not hedged. If a hedge is entered into, it is accounted for as a net investment hedge. Net current-period change, before tax, of the currency translation reserve of EUR 1,078 million mainly relates to the development of the USD versus the EUR. At December 31, 2021, a weakening of USD by 10% versus the EUR would result in a decrease in the currency translation reserve in equity of approximately EUR 1,132 million, while a strengthening of USD by 10% versus the EUR would result in an increase in the currency translation reserve in equity of approximately EUR 1,383 million. Refer to the country risk paragraph for countries with significant foreign currency denominated equity invested.

As of December 31, 2021, cross-currency interest rate swaps for a nominal value of USD 500 million (liability at fair value: EUR 116 million) and external bond funding for a nominal value of USD 1,473 million (liability at book value: EUR 1,313 million) were designated as net investment hedges of our financing investments in foreign operations for an equal amount. During 2021 a total gain of EUR 1.1 million was recognized in the income statement as ineffectiveness on net investment hedges, arising from counterparty and own credit risk.

The total net fair value of financing derivatives as of December 31, 2021, was a liability of EUR 116 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 40 million in the value of the derivatives, including a EUR 40 million increase related to the USD.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Philips had, at year-end, outstanding debt of EUR 6,980 million (2020: EUR 6,934 million), which constitutes an inherent interest rate risk with potential negative impact on financial results. At year-end, Philips held EUR 2,303 million in cash and cash equivalents (2020: EUR 3,226 million), and had total long-term debt of EUR 6,473 million (2020: EUR 5,705 million) and total short-term debt of EUR 506 million (2020: EUR 1,229 million) At December 31, 2021, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 90% compared to 79% one year earlier. Philips debt has a long maturity profile with an average tenor of long-term debt of 6.0 years with maturities up to 2042.

The following table provides the impact of a 1% increase/decrease of interest rates on the fair value of the debt and the annualized net interest expenses.

Philips Group

Net debt1) and interest rate sensitivity

in millions of EUR

	2020	2021
Impact 1% interest increase on the fair value of the fixed-rate long-term debt2)3)	(345)	(297)
Impact 1% interest decrease on the fair value of the fixed-rate long-term debt2)3)	346	298
Impact 1% interest increase on the annualized net interest expense4)	28	20
1)The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included in Equity2)The sensitivity analysis conducted shows that if long-term interest rates were to increase/decrease instantaneously by 1% from their level of December 31, 2021, with all other variables (including foreign exchange rates) held constant.3)Fixed-rate long-term debt is excluding forward contracts.4)The impact is based on the outstanding net cash position (after excluding fixed-rate debt) at December 31, 2021.

Global regulators and central banks have been driving international efforts to reform key benchmark interest rates (Interbank Offered Rate or IBOR rates). The market has transitioned to alternative risk-free reference rates (RFRs) that are transaction-based. LIBOR has been discontinued for most currencies and maturities after December 31, 2021, except for the US-dollar for which certain maturities are expected to be phased out in 2023. The company has evaluated the implications of such a phase out. The Company has no interest rate hedging relationships which get affected by the reform and do not expect any significant impact on existing contracts due to change in the interest rates. The Company implemented new alternative risk free rates from January 1, 2022 and the impact due to such change in interest rates based on outstanding positions as of December 31, 2021 is booked in income statement during the year 2022 amounting to EUR 1 million loss approximately.

Equity price risk

Equity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in equity prices.

Philips is a shareholder in some publicly listed companies and as a result is exposed to potential financial loss through movements in their share prices. The aggregate equity price exposure in such financial assets amounted to approximately EUR 67 million at December 31, 2021 (2020: EUR 17 million). Philips does not hold derivatives in the above-mentioned listed companies. Philips also has shareholdings in several privately-owned companies amounting to EUR 210 million, mainly consisting of minority stakes in companies in various industries. As a result, Philips is exposed to potential value adjustments.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.

Philips is a purchaser of certain base metals, precious metals and energy. Philips may hedge certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. As of December 31, 2021 and 2020, respectively, Philips did not have any significant outstanding financial commodity derivatives.

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

The following table shows the number of financial institutions with credit rating A- and above with which Philips has cash at hand and short-term deposits above EUR 10 million as of December 31, 2021.

Philips Group

Credit risk with number of counterparties

for deposits above EUR 10 million

	10-100 million	100-500 million	500 million and above
AA- rated bank counterparties	1
A+ rated bank counterparties	1	4
A rated bank counterparties	1	1
A- rated bank counterparties	1	2
	4	7

For an overview of the overall maximum credit exposure related to debt instruments, derivatives and loans and receivables, refer to Fair value of financial assets and liabilities.

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

As of December 31, 2021, the company had country risk exposure of EUR 13.8 billion in the United States, EUR 1.3 billion in China (including Hong Kong). Other countries higher than EUR 500 million are United Kingdom EUR 799 million, Japan EUR 664 million, The Netherlands EUR 595 million, and Germany EUR 569 million. Other country which have significant exposure is  India EUR 305 million. The degree of risk of a country is taken into account when new investments are considered. The company does not, however, use financial derivative instruments to hedge country risk.

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

For all policies, deductibles are in place, which vary from EUR 0.3 million to EUR 5 million per occurrence and this variance is designed to differentiate between the existing risk categories within Philips. Above a first layer of working deductibles, Philips operates its own re-insurance captive, which during 2021 retained EUR 5 million per claim and EUR 10 million in the annual aggregate for general, product and professional liability claims.

New contracts were signed effective December 31, 2021, for the coming year, whereby the re-insurance captive retentions remained unchanged.

31Subsequent events

Vesper Medical

On January 11, 2022 Philips completed the acquisition of Vesper Medical Inc, a US-based medical technology company that develops minimally-invasive peripheral vascular devices. The acquisition is part of Philips’ Image Guide Therapy segment and expand Philips’ portfolio of diagnostic and therapeutic devices with an advanced venous stent portfolio for the treatment of deep venous disease. The upfront purchase price paid involved an amount of EUR 227 million. Due to the recent closing date, additional IFRS disclosures cannot be made until the initial accounting for the business combination, including contingent consideration, has been completed.

Cardiologs

On January 7, 2022 Philips completed the acquisition of Cardiologs Technologies SAS, a France-based medical technology company focused on transforming cardiac diagnostics using artificial intelligence (AI) and cloud technology. The acquisition is part of the Connected Care segment. The acquisition is regarded as not material for disclosure purposes.

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

Comparative results have been restated to reflect the treatment of the Domestic Appliances business as a discontinued operation (for more information, please refer to Discontinued operations and assets classified as held for sale).

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

Philips Group

Sales growth composition per segment

in %

	nominal growth	consolidation changes	currency effects	comparable growth
2021 versus 2020
Diagnosis & Treatment	5.6	0.0	2.5	8.1
Connected Care	(17.5)	(7.2)	2.2	(22.6)
Personal Health	7.4	0.0	1.6	9.0
Philips Group	(0.9)	(2.5)	2.2	(1.2)
2020 versus 2019
Diagnosis & Treatment	(3.7)	(1.0)	2.3	(2.3)
Connected Care	19.1	0.7	2.3	22.1
Personal Health	(9.8)	0.0	2.8	(6.9)
Philips Group	1.0	(0.5)	2.4	2.9
2019 versus 2018
Diagnosis & Treatment	9.8	(1.2)	(3.2)	5.5
Connected Care	7.7	(0.4)	(4.2)	3.0
Personal Health	7.2	0.0	(1.8)	5.4
Philips Group	8.0	(0.4)	(3.1)	4.5

Philips Group

Sales growth composition per geographic cluster

in %

	nominal growth	consolidation changes	currency effects	comparable growth
2021 versus 2020
Western Europe	(1.5)	(1.3)	(0.4)	(3.2)
North America	(1.5)	(5.5)	3.6	(3.4)
Other mature geographies	(3.2)	(0.1)	3.6	0.3
Total mature geographies	(1.8)	(3.5)	2.4	(2.8)
Growth geographies	1.2	-	1.8	3.0
Philips Group	(0.9)	(2.5)	2.2	(1.2)
2020 versus 2019
Western Europe	11.2	(1.1)	0.1	10.2
North America	(0.3)	(0.3)	1.9	1.3
Other mature geographies	(3.0)	(0.5)	0.4	(3.1)
Total mature geographies	2.5	(0.6)	1.1	3.0
Growth geographies	(2.6)	(0.2)	5.4	2.6
Philips Group	1.0	(0.5)	2.4	2.9
2019 versus 2018
Western Europe	2.3	(1.2)	(0.2)	0.8
North America	10.0	(0.6)	(5.6)	3.8
Other mature geographies	0.6	(0.4)	(4.0)	(3.7)
Total mature geographies	6.3	(0.8)	(3.8)	1.8
Growth geographies	12.2	0.5	(1.2)	11.4
Philips Group	8.0	(0.4)	(3.1)	4.5

EBITA and Adjusted EBITA

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

Philips Group

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2021
Net Income	3,323
Discontinued operations, net of income taxes	(2,711)
Income tax expense	(103)
Investments in associates, net of income taxes	4
Financial expenses	188
Financial income	(149)
Income from operations	553	941	(732)	585	(242)
Amortization and impairment of acquired intangible assets	322	153	148	15	6
Impairment of goodwill	15	2	13
EBITA	890	1,097	(571)	600	(236)
Restructuring and acquisition-related charges	95	7	93	(1)	(5)
Other items	1,069	(32)	965	-	136
Adjusted EBITA	2,054	1,071	488	599	(105)

2020
Net Income	1,195
Discontinued operations, net of income taxes	(196)
Income tax expense	212
Investments in associates, net of income taxes	9
Financial expenses	202
Financial income	(158)
Income from operations	1,264	497	711	356	(300)
Amortization and impairment of acquired intangible assets	377	209	134	16	18
Impairment of goodwill	144	-	144
EBITA	1,784	706	989	371	(282)
Restructuring and acquisition-related charges	195	29	97	31	37
Other items	299	83	112	24	81
Adjusted EBITA	2,277	818	1,198	426	(165)

2019
Net Income	1,173
Discontinued operations, net of income taxes	(183)
Income tax expense	258
Investments in associates, net of income taxes	(1)
Financial expenses	233
Financial income	(114)
Income from operations	1,366	660	269	589	(152)
Amortization and impairment of acquired intangible assets	344	177	141	18	8
Impairment of goodwill	97	19	78
EBITA	1,807	856	488	607	(144)
Restructuring and acquisition-related charges	310	149	64	42	54
Other items	153	73	67	23	(11)
Adjusted EBITA	2,270	1,078	620	672	(100)

Adjusted income from continuing operations attributable to shareholders

The term Adjusted income from continuing operations attributable to shareholders represents income from continuing operations less continuing operations non-controlling interests, amortization and impairment of acquired intangible assets, impairment of goodwill, excluding gains or losses from restructuring costs and acquisition-related charges, other items, adjustments to net finance expenses, adjustments to investments in associates and adjustments to tax expense. Shareholders refers to shareholders of Koninklijke Philips N.V.

Restructuring costs, acquisition-related charges and other items are all defined in the EBITA and Adjusted EBITA section above.

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

The adjustments to tax expense include the tax impact of the adjustments to income from continuing operations as well as tax only adjusting items, and uses the Weighted Average Statutory Tax Rate plus any recurring tax costs or benefits.

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

Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted is not a recognized measure of financial performance under IFRS. The most directly comparable IFRS measure, income from continuing operations attributable to shareholders per common share (in EUR) - diluted for the years indicated, is included in the following table.

Philips Group

Adjusted income from continuing operations attributable to shareholders1)

in millions of EUR unless otherwise stated

	2019	2020	2021
Net income	1,173	1,195	3,323
Discontinued operations, net of income taxes	(183)	(196)	(2,711)
Income from continuing operations	990	999	612
Continuing operations non-controlling interests	(5)	(8)	(4)
Income from continuing operations attributable to shareholders1)	985	991	608
Adjustments for:
Amortization and impairment of acquired intangible assets	344	377	322
Impairment of goodwill	97	144	15
Restructuring costs and acquisition-related charges	310	195	95
Other items	153	299	1,069
Net finance income/expenses	13	(125)	(84)
Tax impact of adjusted items and tax only adjusting items	(280)	(285)	(527)
Adjusted Income from continuing operations attributable to shareholders1)	1,622	1,594	1,497
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	1.06	1.08	0.67
Adjusted income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	1.74	1.74	1.65
1)Shareholders refers to shareholders of Koninklijke Philips N.V.

Adjusted EBITDA

Adjusted EBITDA is defined as Income from operations excluding amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property, plant and equipment, restructuring costs, acquisition-related charges and other items.

Philips understands that Adjusted EBITDA is broadly used by analysts, rating agencies and investors in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. Philips considers Adjusted EBITDA useful when comparing its performance to other companies in the HealthTech industry. However, Adjusted EBITDA may be subject to limitations as an analytical tool because of the range of items excluded and their significance in a given reporting period. Furthermore, comparisons with other companies may be complicated due to the absence of a standardized meaning and calculation framework. Our management compensates for the limitations of using Adjusted EBITDA by using this measure to supplement IFRS results to provide a more complete understanding of the factors and trends affecting the business rather than IFRS results alone. In addition to the limitations noted above, Adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods. This is because certain excluded items can vary significantly depending on specific underlying transactions or events. Also, the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods and may not be indicative of future results. A reconciliation from net income to Adjusted EBITDA is provided in the following table. Net income, for the years indicated is included in the following table. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Philips Group

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2021
Net Income	3,323
Discontinued operations, net of income taxes	(2,711)
Income tax expense	(103)
Investments in associates, net of income taxes	4
Financial expenses	188
Financial income	(149)
Income from operations	553	941	(732)	585	(242)
Depreciation, amortization and impairment of fixed assets	1,323	459	384	130	350
Impairment of goodwill	15	2	13
Restructuring and acquisition-related charges	95	7	93	(1)	(5)
Other items	1,069	(32)	965	-	136
Adding back impairment of fixed assets included in Restructuring and acquisition-related changes and Other items	(70)	(21)	(51)		2
Adjusted EBITDA	2,985	1,358	672	714	241

2020
Net Income	1,195
Discontinued operations, net of income taxes	(196)
Income tax expense	212
Investments in associates, net of income taxes	9
Financial expenses	202
Financial income	(158)
Income from operations	1,264	497	711	356	(300)
Depreciation, amortization and impairment of fixed assets	1,462	536	415	144	368
Impairment of goodwill	144	-	144
Restructuring and acquisition-related charges	195	29	97	31	37
Other items	299	83	112	24	81
Adding back impairment of fixed assets included in Restructuring and acquisition-related changes and Other items	(102)	(35)	(64)	1	(4)
Adjusted EBITDA	3,262	1,111	1,415	556	180

2019
Net Income	1,173
Discontinued operations, net of income taxes	(183)
Income tax expense	258
Investments in associates, net of income taxes	(1)
Financial expenses	233
Financial income	(114)
Income from operations	1,366	660	269	589	(152)
Depreciation, amortization and impairment of fixed assets	1,343	564	326	140	313
Impairment of goodwill	97	19	78
Restructuring and acquisition-related charges	310	149	64	42	54
Other items	153	73	67	23	(11)
Adding back impairment of fixed assets included in Restructuring and acquisition-related changes and Other items	(111)	(109)	(2)	-	(1)
Adjusted EBITDA	3,159	1,357	804	794	204

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

Philips Group

Composition of free cash flow

in millions of EUR

	2019	2020	2021
Net cash flows provided by operating activities	1,813	2,511	1,629
Net capital expenditures:	(891)	(876)	(729)
Purchase of intangible assets	(138)	(114)	(107)
Expenditures on development assets	(327)	(296)	(259)
Capital expenditures on property, plant and equipment	(486)	(485)	(397)
Proceeds from disposals of property, plant and equipment	60	19	33
Free cash flow	923	1,635	900

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

	2019	2020	2021
Long-term debt	4,939	5,705	6,473
Short-term debt	508	1,229	506
Total debt	5,447	6,934	6,980
Cash and cash equivalents	1,425	3,226	2,303
Net debt	4,022	3,708	4,676
Shareholders' equity	12,597	11,870	14,438
Non-controlling interests	28	31	36
Group equity	12,625	11,901	14,475
Net debt : group equity ratio	24:76	24:76	24:76

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

Other items are defined as material in nature and require separate disclosure and have the same nature as the items excluded from Adjusted EBITA. In the years 2019-2021 these other items included legal provisions, pension settlements and results of divestments. Refer to Net income, Income from operations (EBIT) and Adjusted EBITA within Results of operations section of Financial performance.

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

The most comparable IFRS measure to Organic ROIC is Return on total assets, calculated as Income from operations for the year divided by total assets as of the end of the year. Return on total assets as of the balance sheet date for the years ended December 31, 2019, 2020 and 2021 is included in the following table.

Philips Group

Return on total assets

in millions of EUR unless otherwise stated

	2019	2020	2021
Income from operations	1,366	1,264	553
Total assets	27,016	27,713	30,961
Return on total assets (%)	5.1%	4.6%	1.8%

The reconciliation of Average Net operating capital and the reconciliation of Net income to Organic ROIC for the years ended December 31, 2019, 2020 and 2021 are included in the following tables.

Philips Group

Reconciliation of Average Net operating capital1)

in millions of EUR unless otherwise stated

	2019	2020	2021
Tangible fixed assets	2,412	2,799	2,716
Intangible assets (including goodwill)	12,242	11,789	13,454
Inventories	2,918	3,056	3,248
Receivable balances2)	4,955	5,010	4,648
Payable balances3)	(6,461)	(6,520)	(6,627)
Provisions4)	(2,183)	(2,066)	(2,178)
Group Average Net operating capital	13,882	14,068	15,261
Net operating capital of businesses acquired	(4,176)	(3,176)	(5,511)
Average Net operating capital	9,706	10,892	9,750
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

	2019	2020	2021
Net Income	1,173	1,195	3,323
Discontinued operations, net of income taxes	(183)	(196)	(2,711)
Income tax expense	258	212	(103)
Investments in associates, net of income taxes	(1)	9	4
Financial expenses	233	202	188
Financial Income	(114)	(158)	(149)
Income from operations	1,366	1,264	553
(Income) Loss from operations of businesses acquired	301	265	124
Tax gains and losses		(22)	(197)
Other items	(18)	59	887
Income tax expense	(258)	(212)	103
Tax effects of other adjustments	(61)	30	(33)
Organic return	1,330	1,384	1,437
Average Net operating capital	9,706	10,892	9,750
Organic ROIC (%)	13.7%	12.7%	14.7%

14.2Other Key Performance Indicators

In addition to monitoring the IFRS and non-IFRS financial measures discussed under Financial performance, Philips’ management also uses the following other key performance indicators to monitor the performance of the business and to manage the business. Comparative results have been restated to reflect the treatment of the Domestic Appliances business as a discontinued operation (for more information, please refer to Discontinued operations and assets classified as held for sale).

Philips Group

Other Key Performance Indicators

	2019	2020	2021
Lives improved, in billions	1.42	1.53	1.67
Operational carbon footprint, in kilotonnes CO2-equivalent	668	518	519
Circular revenues	13%	15%	16%
Waste to landfill	6.3%	2.6%	0.1%
Closing the Loop1)	N/A	N/A	34%
Comparable order intake	6%	9%	4%
1)We have expanded the definition of our Closing the Loop practices to include all professional medical equipment in 2021. Complete figures are not available for 2019 and 2020.

Lives Improved
The purpose of Philips is to improve people’s health and well-being through meaningful innovation and we aim to improve the lives of 2 billion people a year by 2025, including 300 million in underserved communities, rising to 2.5 billion and 400 million respectively by 2030. We use Lives Improved as a measurement of our societal impact. In the course of 2021 we changed the definition of ‘lives improved’ (effective January 2021) to align more closely with our purpose. The new definition includes only products or solutions that contribute to people’s health and well-being, and no longer includes the contribution from our Green Products and Solutions that support a healthy ecosystem. Additionally, as we discontinued our Domestic Appliances business, we have removed the impact of this business from the Lives Improved results. The combined impact of these changes resulted in an overall drop of 223 million lives improved in 2021. We calculate Lives Improved as the number of individual interactions for each product sold (based on market intelligence and statistical data) and multiply by the number of those products delivered in a year (eliminating double counting for multiple different product touches per individual). See Improving people’s lives for more information on Lives Improved.

Operational Carbon Footprint
We aim to minimize our environmental impact and we use the Operational Carbon Footprint as one of the measurements of our impact. We define Operational Carbon Footprint as the total greenhouse gas emissions caused by an organization, event, product or person; expressed in kilotonnes CO2-equivalent. We calculate our Operational Carbon Footprint on a monthly basis and include industrial sites (manufacturing and assembly sites), non-industrial sites (offices, warehouses, IT centers and R&D facilities), business travel (lease and rental cars and airplane travel) and logistics (air, sea and road transport) See Sustainable Operations for more information on our Operational Carbon Footprint.

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

Philips believes that the five other key performance indicators described above (Lives Improved, Operational Carbon Footprint, Circular Revenues, Waste to Landfill and Closing the Loop) provide important information to investors and are important to understanding the long-term performance and prospects of the business. In addition, these other key performance indicators are also used for management compensation purposes. Members of the Board of Management are eligible for grants of performance shares under the Long-Term Incentive (LTI) Plan, and the vesting of the performance shares is subject to performance over a period of 3 years and based on certain criteria, including a 10% weighting for Sustainability Objectives, which Philips defines as the five other key performance indicators described above: Lives Improved, Carbon Footprint, Circular Revenues, Waste to Landfill and Closing the Loop. Philips believes that including these other key performance indicators in our remuneration policy encourages management to act responsibly and sustainably, supporting the company’s overall performance and enhancing the long-term value of the company. See Remuneration of the Board of Management in 2021 for more information on the Philips’ Long-Term Incentive (LTI) Plan.

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

14.3Investor information

14.3.1Share information

Philips Group

Share information at year-end 2021

Share listings	Euronext Amsterdam, New York Stock Exchange
Ticker code	PHIA, PHG
No. of shares issued	884 million
No. of shares issued and outstanding	870 million
Market capitalization	EUR 29 billion
Industry classification
MSCI: Health Care Equipment	35101010
ICB: Medical Equipment	4535
Members of indices	AEX, NYSE, DJSI, STOXX Europe 600 Healthcare, MSCI Europe Health Care

The following information is based on a shareholder base analysis carried out for investor relations purposes by an independent provider in December 2021.

Philips Group

Shareholders by region at year-end 1)

2021
North America	44%
Rest of Europe	22%
UK	13%
France	10%
Netherlands	2%
Other	9%
1)Approximate split based on shareholders identified.

Philips Group

Shareholders by style at year-end 1)

2021
Growth	27%
GARP	17%
Index	15%
Value	13%
Other	16%
Retail	11%
Hedge Fund	2%
1)Approximate split based on shareholders identified.

14.3.2Financial calendar

Financial calendar

Annual General Meeting of Shareholders
Record date 2022 AGM	April 12, 2022
2022 AGM	May 10, 2022
Quarterly reports1)
First quarter results 2022	April 25, 2022
Second quarter results 2022	July 25, 2022
Third quarter results 2022	October 24, 2022
Fourth quarter results 2022	January 30, 2023
1)Subject to updates of the financial calendar as published on the company's website

2022 Annual General Meeting of Shareholders

The Agenda and the explanatory notes to the Agenda for the Annual General Meeting of Shareholders on May 10, 2022, will be published on the company’s website.

For the 2022 Annual General Meeting of Shareholders, a record date of April 12, 2022 will apply. Those persons who, on that date, hold shares in the Company, and are registered as such in one of the registers designated by the Board of Management for the Annual General Meeting of Shareholders, will be entitled to participate in, and vote at, the meeting.

14.3.3Investor contact

Shareholder services

Shareholders and other interested parties can make inquiries about the Annual Report 2021 to:

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
Telephone: +31-20-628-6070

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

The Agent may charge shareholders a fee of up to USD 5.00 per 100 shares for the exchange of New York Registry shares for shares and vice versa, for certain free distributions of shares and for shares issued upon exercise of rights, as well as for certain taxes, fees and expenses incurred in connection with issuances and cancellations. The Agent is also permitted to charge a distribution fee of USD 0.05 per share to holders of New York Registry Shares in connection with a corporate action or event unless certain fees are otherwise charged to Philips.

Fees and Payments made by the Agent to Philips

The Agent has agreed to reimburse certain expenses of Philips related to the Program and incurred by Philips in connection with the Program. The Agent has also agreed to waive certain fees for standard costs associated with the administration of the program.

The Agent has reimbursed EUR 391,885 directly to Philips in the year ended December 31, 2021. The Agent paid a total amount of EUR 89,114 directly to third parties in the year ended December 31, 2021.

Category of Expense paid directly to third parties

in EUR

amount in the year ended December 31, 2021

Reimbursement of Proxy Process Expenses	58,723
Reimbursement of Scrip Dividend Expenses
NYSE Listing Fee	30,391
Expense paid directly to third parties	89,114

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

Green/EcoDesigned Innovation

Green/EcoDesigned Innovation comprises all R&D activities directly contributing to the intended development of Green/EcoDesigned Products or Green/EcoDesigned Technologies. Innovation projects are characterized as Green/EcoDesigned based on the innovation brief; this designation is not revised during the project lifetime.

Green/EcoDesigned Products

Green/EcoDesigned Products offer a significant environmental improvement in one or more Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Circularity, and Lifetime reliability. The life cycle approach is used to determine a product’s overall environmental improvement. It calculates the environmental impact of a product over its total life cycle (raw materials, manufacturing, product use and disposal). Green/EcoDesigned Products need to prove leadership in at least one Green Focal Area compared to industry standards, which is defined by a segment-specific peer group. This is done either by outperforming reference products (which can be a competitor or predecessor product in the particular product family) by at least 10%, by outperforming product-specific eco-requirements or by being awarded with a recognized eco-performance label. Because of different product portfolios, business segments have specified additional criteria for Green/EcoDesigned Products, including product specific minimum requirements where relevant.

Green/EcoDesigned Revenues

Green/EcoDesigned Revenues are generated through products and solutions which offer a significant environmental improvement in one or more of the Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Circularity, and Lifetime reliability. Green/EcoDesigned Revenues are determined by classifying the environmental impact of the product or solution over its total life cycle. Philips uses Green/EcoDesigned Revenues as a measure of social and economic performance in addition to its environmental results. The use of this measure may be subject to limitations as it does not have a standardized meaning and similar measures could be determined differently by other companies. A product or solution that has been determined to contribute to Green/EcoDesigned Revenues will continue to do so until it is decommissioned.

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

Long-term strategic partnership

Multi-year contractual agreement that represents a partnership to enable long-term collaboration.

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
Exhibit 4 (d)

Global Philips Performance Share Plan applicable to the Board of Management of Koninklijke Philips N.V.
(Incorporated by reference to Exhibit 4(d) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 23, 2021)

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

KONINKLIJKE PHILIPS N.V. (Registrant)
/s/ F.A. van Houten F.A. van Houten (Chief Executive Officer, Chairman of the Board of Management and the Executive Committee)	/s/ A. Bhattacharya A. Bhattacharya (Chief Financial Officer, Member of the Board of Management and the Executive Committee)

Date: February 22, 2022